Form 20-F
period 2002-12-31
COCA COLA FEMSA SA DE CV
filed 2003-06-27
CIK 910631

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number 1-12260

Coca-Cola FEMSA, S.A. de C.V. (Exact name of registrant as specified in its charter)

Not Applicable (Translation of registrant’s name into English)

United Mexican States (Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600 Centro de Ciudad Santa Fé 01210 México, D.F., México (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 10 Series L Shares, without par value	New York Stock Exchange, Inc.

Series L Shares, without par value	New York Stock Exchange, Inc. (not for trading, for listing purposes only)

8.95% Notes due November 1, 2006	New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each class of capital or common stock as of December 31, 2002 was:
726,750,000	Series A Shares, without par value
427,500,000	Series D Shares, without par value
270,750,000	Series L Shares, without par value

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
|X| Yes	| | No

Indicate by check mark which financial statement item the registrant has elected to follow.
| | Item 17	|X| Item 18

i

INTRODUCTION

References

Unless the context otherwise requires, the terms “Coca-Cola FEMSA,” “our company,” “we,” “us” and “our” are used in this annual report to refer to Coca-Cola FEMSA, S.A. de C.V. and our subsidiaries on a consolidated basis. We acquired Panamerican Beverages, Inc., referred to in this annual report as Panamco, on May 6, 2003. Unless otherwise specified, Panamco is not reflected in the financial or other information presented in this annual report, as it will only be reflected in our consolidated financial statements for periods ending after May 1, 2003.

References herein to “U.S. dollars,” “U.S.$,” “dollars” or “$” are to the lawful currency of the United States. References herein to “Mexican pesos,” “pesos” or “Ps.” are to the lawful currency of Mexico. References herein to “Argentine pesos” or “A$” are to the lawful currency of Argentina. References herein to “Colombian pesos” or “Cps.” are to the lawful currency of Colombia. The term “billion” as used in this annual report means one thousand million. Certain amounts in this annual report may not total due to rounding.

“Soft drink” as used in this annual report refers generally to non-alcoholic beverages, including those carbonated or containing natural or artificial flavored soft drinks and sweeteners. The term “unit case” refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to fountain syrup, powders and concentrate, refers to the volume of fountain syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product.

Financial Statements and U.S. GAAP

This annual report includes (under Item 18) our audited consolidated balance sheets as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2002, 2001 and 2000. We publish our financial statements in Mexican pesos and prepare such financial statements in accordance with Mexican GAAP. Mexican GAAP differs in certain significant respects from U.S. GAAP. Notes 22 and 23 to our consolidated financial statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to our company and a reconciliation to U.S. GAAP of net income and stockholders’ equity.

Pursuant to Mexican GAAP, in our financial statements and the selected financial information set forth in this annual report:
•	nonmonetary assets (including property, plant and equipment of local origin) and stockholders’ equity are restated for inflation based on the local consumer price index; property, plant and equipment of foreign origin are restated based on the exchange rate and inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;
•	gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and
•	all financial statements are restated in constant pesos as of December 31, 2002.

The effect of inflation accounting under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP of net income and stockholders’ equity.

Coca-Cola FEMSA de Buenos Aires S.A., referred to in this annual report as Coca-Cola FEMSA de Buenos Aires or KOFBA, our wholly owned Argentine subsidiary, maintains its financial records in Argentine pesos, which are translated into Mexican pesos for purposes of consolidation. In order to consolidate financial information for Coca-Cola FEMSA de Buenos Aires with our other financial information for a particular period, we translate such subsidiary’s information using the product of the U.S. dollar/Argentine peso exchange rate and the Mexican peso/U.S. dollar exchange rate, in each case as in effect at the end of such period. We restate KOFBA’s financial information for prior periods by applying the Argentine consumer price index and then translate such restated information using the exchange rate in effect at the end of the most recent completed period for which financial results are being reported.

Currency Translations

This annual report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps.10.459 to U.S.$1.00, the exchange rate quoted by dealers to us for the settlement of obligations in foreign currencies on December 31, 2002. On December 31, 2002 and on June 13, 2003, the noon buying rates for pesos as published by the Federal Reserve Bank of New York were Ps.10.43 to U.S.$1.00 and Ps. 10.60 to U.S.$1.00, respectively. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since January 1, 1998.

Sources

Certain information contained in this annual report has been computed based upon statistics prepared by Mexico’s Instituto Nacional de Estadística, Geografía e Informática (the National Institute of Statistics, Geography and Information), Instituto Nacional de Estadísticas y Censos de Argentina (the National Institute of Statistics and Census of Argentina), the Federal Reserve Bank of New York, Banco de México, Comisión Nacional Bancaria y de Valores (the National Banking and Securities Commission or the CNBV), and upon our estimates.

Forward-Looking Information

This annual report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of such words reflects our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to, effects on our company from changes in our relationship with The Coca-Cola Company, movements in the prices of raw materials, competition, significant developments in the economic or political conditions in Latin America, particularly in Mexico, or changes in our regulatory environment. We have recently consummated the acquisition of, and are beginning the process of integrating, Panamco, which exposes us to a variety of new risks and challenges. Accordingly, we caution readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

2

Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Key Information

SELECTED FINANCIAL DATA

This annual report includes (under Item 18) our audited consolidated balance sheets as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2002, 2001 and 2000. Our consolidated financial statements are prepared in accordance with Mexican GAAP. Mexican GAAP differs in certain significant respects from U.S. GAAP. Notes 22 and 23 to our consolidated financial statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, together with a reconciliation to U.S. GAAP of net income, shareholders’ equity and certain other selected financial data.

Pursuant to Mexican GAAP, in our financial statements and the selected financial information set forth below:
•	nonmonetary assets (including plant, property and equipment of local origin) and stockholders’ equity are restated for inflation based on the local consumer price index; property, plant and equipment of foreign origin are restated based on the exchange rate and inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;
•	gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and
•	all financial statements are restated in constant pesos as of December 31, 2002.

The effect of inflation accounting under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP of net income and stockholders’ equity. See Note 22 to the consolidated financial statements.

In order to consolidate financial information for Coca-Cola FEMSA de Buenos Aires with our other financial information for a particular period, we translate such subsidiary’s information using the product of the U.S. dollar/Argentine peso exchange rate and the Mexican peso/U.S. dollar exchange rate, in each case as in effect at the end of such period. We restate Coca-Cola FEMSA de Buenos Aires’ financial information for prior periods by applying the Argentine consumer price index and then translate such restated information using the exchange rate in effect at the end of the most recent completed period for which financial results are being reported.

On May 6, 2003, we acquired Panamco. Panamco is not reflected in our consolidated financial statements presented in this annual report.

The following table presents selected financial information of our company. This information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes thereto. The selected financial information contained herein is presented on a consolidated basis, and is not necessarily indicative of our financial position or results of operations at or for any future date or period.

	At or for the Year ended December 31,

	2002(1)		2002		2001		2000		1999		1998
	(millions of U.S. dollars or constant Mexican pesos at December 31, 2002, except per share data)
Income Statement Data:
Mexican GAAP
Net sales	$1,672.4	Ps.	17,491.5	Ps.	16,612.3	Ps.	15,968.5	Ps.	14,232.0	Ps.	13,404.2
Total revenues	1,684.7		17,620.0		16,729.5		16,035.4		14,275.4		13,470.2
Cost of sales	777.4		8,130.0		7,737.8		7,773.3		7,412.2		7,305.5
Gross profit	907.3		9,490.0		8,991.7		8,262.1		6,863.2		6,164.7
Operating expenses	479.2		5,012.5		5,018.1		5,073.6		4,502.6		4,152.2
Goodwill amortization	3.6		37.3		100.7		108.3		117.5		127.0
Income from operations	424.5		4,440.2		3,872.9		3,080.2		2,243.1		1,885.5
Net income	245.2		2,564.2		2,202.3		1,358.3		1,003.3		693.5

Income per share(2)	0.17		1.80		1.55		0.95		0.70		0.49

U.S. GAAP
Net sales	$1,672.4	Ps.	17,491.5	Ps.	18,322.1	Ps.	18,210.5	Ps.	17,012.6	Ps.	17,040.2
Total revenues	1,684.7		17,620.0		18,501.6		18,302.0		17,075.4		17,189.8
Income from operations (3)	403.5		4,220.3		3,790.3		3,152.1		2,328.5		2,029.5
Net income	241.3		2,524.0		2,300.5		1,543.3		1,177.0		619.5
Income per share	0.17		1.82		1.61		1.08		0.83		0.43

Balance Sheet Data:
Mexican GAAP
Total assets	$1,546.3	Ps.	16,172.5	Ps.	14,260.4	Ps.	12,107.0	Ps.	11,279.5	Ps.	11,539.4
Long-term debt	303.1		3,169.8		2,949.4		3,235.6		3,445.8		4,040.3
Capital stock	226.6		2,369.6		2,369.6		2,369.6		2,369.6		2,369.6
Total stockholders’ equity	872.3		9,123.9		7,680.0		5,415.6		5,186.4		4,546.8
U.S. GAAP
Total assets	$1,577.4	Ps.	16,498.1	Ps.	15,161.4	Ps.	14,554.4	Ps.	13,808.8	Ps.	14,548.1
Long-term debt	303.1		3,169.8		2,949.3		3,239.7		3,455.9		4,077.8
Total stockholders’ equity	854.7		8,939.0		7,894.3		7,156.5		6,080.1		5,548.7

Other Data:
Mexican GAAP
Depreciation(4)	$ 49.8	Ps.	520.9	Ps.	594.6	Ps.	650.7	Ps.	545.9	Ps.	414.7
Capital expenditures(5)	128.2		1,340.9		826.2		920.6		966.8		1,725.6

U.S. GAAP
Depreciation(4)	$ 51.1	Ps.	534.6	Ps	.688.7	Ps.	778.2	Ps.	683.6	Ps.	557.4
Capital expenditures(5)	128.2		1,340.9		963.4		993.2		1,051.8		1,929.0

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps.10.459 to U.S.$1.00 solely for the convenience of the reader.
(2)	Computed on the basis of 1,425 million shares outstanding after giving effect to the 3 to 1 stock split effected on January 9, 1998.
(3)	We include employee profit sharing as part of income from operations for purposes of U.S. GAAP.
(4)	Excludes breakage of bottles and cases (Ps.192.1 million in 2002), goodwill amortization and impairment (Ps.439.2 million in 2002) and amortization of deferred charges and pension and seniority premiums (Ps.287.9 million in 2002). See the consolidated statements of changes in financial position included in our consolidated financial statements.
(5)	Includes retirements of property, plant and equipment.

Dividends and Dividend Policy

The table below sets forth the nominal amount of dividends declared and paid per share each year in pesos and translated into U.S. dollars at the indicated exchange rate on each of the respective payment dates.
Year	Pesos per Share (nominal)	U.S. dollars per Share
1998	0.096	0.011
1999	0.123	0.013
2000	0.153	0.015
2001	0.212	0.023
2002	0.394	0.042

In March 2003, the holders of our Series A Shares and our Series D Shares decided that we will not distribute dividends in 2003.

The declaration, amount and payment of dividends are subject to approval by holders of all series of our stock voting as a single class, excluding the Series L Shares, generally upon the recommendation of our board of directors, and will depend upon our operating results, financial condition, capital requirements, general business conditions and the requirements of Mexican law. Accordingly, our historical dividend payments are not necessarily indicative of our future dividends.

Exchange Rate Information

The following tables set forth, for the periods indicated, the high, low, average and period-end noon buying rate of the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units. All amounts are stated in pesos.
	Exchange Rate

	High	Low	Average(1)	Period End

1998	10.63	8.04	9.15	9.90
1999	10.60	9.24	9.56	9.48
2000	10.09	9.18	9.47	9.62
2001	9.97	8.95	9.34	9.16
2002	10.43	9.00	9.66	10.43
First Quarter 2003	11.24	10.32	10.82	10.78

(1)	Average month-end rates.

	Exchange Rate

	High	Low	Period End

2002:
January	9.25	9.09	9.15
February	9.17	9.05	9.13
March	9.11	9.00	9.00
April	9.37	9.00	9.38
May	9.71	9.22	9.65
June	9.98	9.60	9.98
July	9.97	9.61	9.80
August	9.96	9.74	9.92
September	10.35	9.96	10.21
October	10.22	9.95	10.15
November	10.34	10.09	10.15
December	10.43	10.10	10.43

2003:
January	10.98	10.32	10.90
February	11.06	10.77	11.03
March	11.24	10.66	10.78
April	10.77	10.31	10.31
May	10.42	10.11	10.34
June (1)	10.74	10.24	10.60

(1)	From the period beginning June 1, 2003 until June 13, 2003.

Mexico has a free foreign exchange market and, since December 1994, the Mexican government has not intervened to maintain value of the peso against the U.S. dollar. The peso declined in 1998 as the foreign exchange markets experienced volatility as a result of the financial crises in Asia and Russia and the financial turmoil in countries such as Brazil and Venezuela. The peso remained relatively stable from 1999 until the fall of 2001. In late 2001 and early 2002, the peso appreciated considerably against the U.S. dollar and, more strongly, against other foreign currencies. From the second quarter of 2002 and until March 2003, however, the peso depreciated in value. We can make no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not further depreciate significantly in the future.

We pay all cash dividends in pesos. As a result, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of our American Depository Shares, which represent 10 Series L Shares, on conversion by the depositary for our ADSs of cash dividends on the shares represented by such ADSs. Fluctuations in the exchange rate between the peso and the U.S. dollar have affected the U.S. dollar equivalent of the peso price of our shares on the Mexican Stock Exchange and, consequently, have also affected the market price of our ADSs.

RISK FACTORS

Risks Related to our Company

Our business depends significantly on our relationship with The Coca-Cola Company.

Approximately 98% of our net sales in 2002 were derived from the distribution of Coca-Cola trademark beverages. We produce, market and distribute Coca-Cola trademark beverages through standard bottler agreements. These bottler agreements with The Coca-Cola Company cover all of our present territories. Through its rights under the bottler agreements, The Coca-Cola Company has the ability to exercise substantial influence over the conduct of our business. See “Item 4. Information on the Company—Bottler Agreements.”

Under our bottler agreements, The Coca-Cola Company may unilaterally set the price for its concentrate. Furthermore, in conjunction with The Coca-Cola Company, we prepare a three-year general business plan that is submitted to our board of directors for approval. The Coca-Cola Company may require that we demonstrate our financial ability to meet our plans and may terminate our rights to produce, market and distribute soft drinks in territories with respect to which such approval is withheld. We are prohibited from bottling any soft drink product without The Coca-Cola Company’s authority or consent. The Coca-Cola Company has the exclusive right to import and export Coca-Cola trademark beverages to and from our territories. In addition, we may not transfer control of our bottling rights for a territory without the consent of The Coca-Cola Company.

We are dependent on The Coca-Cola Company to renew our bottler agreements. The two bottler agreements that cover our Mexican territories (other than those acquired from Panamco) will each expire in 2013 and the Buenos Aires bottler agreement will expire in 2004. These bottler agreements are automatically renewable for additional ten-year terms, unless either party gives notice of its intention not to renew the agreement within a specified time period. The bottler agreements covering Panamco’s Mexican subsidiaries have a ten-year term ending in 2005, while the Panamco bottler agreements in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil have five-year terms. Our bottler agreements, and therefore our right to distribute Coca-Cola trademark beverages, are subject to termination by The Coca-Cola Company in the event of default by us or upon expiration. No assurance can be given that our bottler agreements will be renewed upon the expiration of their respective terms. Non-renewal of the bottler agreements would have a material adverse effect on our business, financial condition, prospects and results of operations. See “Item 4. Information on the Company—Bottler Agreements.”

The Coca-Cola Company and FEMSA have substantial influence on the conduct of our business.

The cumulative effect of our relationships with The Coca-Cola Company and Fomento Económico Mexicano, S.A. de C.V., a Mexican beverage company commonly known as FEMSA, gives each of these corporations significant influence on the conduct of our business and gives them, together, the ability to control our company. The Coca-Cola Company indirectly owns 39.6% of our outstanding capital stock, representing 46.4% of the voting rights in our company. The Coca-Cola Company is entitled to appoint four of our 18 directors and certain of our executive officers and, except under limited circumstances, has the power to veto significant decisions of our board of directors. FEMSA indirectly owns 45.7% of our outstanding capital stock, representing 53.6% of the voting rights in our company. FEMSA is entitled to appoint 11 members of our board of directors and certain of our executive officers. The Coca-Cola Company and FEMSA together, or FEMSA acting alone in certain limited circumstances, thus have the power to determine the outcome of all actions requiring approval by our board of directors, and FEMSA and The Coca-Cola Company together, except in certain limited situations, have the power to determine the outcome of all actions requiring approval of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”

We have incurred significant new indebtedness as a result of the Panamco acquisition.

In connection with the acquisition of Panamco, we incurred approximately U.S.$2.5 billion of debt (including existing debt of Panamco). This new debt includes a bridge facility due in April 2004 in the amount of approximately U.S.$833 million. We now have significantly more indebtedness than we have had historically, and we have agreed to certain covenants that impose restrictions on the conduct of our business. In connection with the refinancing of the bridge facility, we may be required to agree to additional restrictions or less favorable terms than we have obtained to date. The increase in debt may reduce the amount of cash otherwise available to us to invest in our business or meet our obligations and may prevent us in the future from obtaining additional financing or completing refinancings on terms favorable to us. Because we have significant indebtedness in U.S. dollars and our sales are in a number of currencies other than U.S. dollars, our ability to service our indebtedness may be adversely affected by changes in exchange rates or interest rates or in economic conditions in the different countries in which we now operate, particularly Mexico.

We may fail to realize the contemplated benefits from integrating Panamco’s Mexican operations.

We expect to realize benefits from the Panamco acquisition by integrating the Mexican operations of both companies. Our ability to realize any benefits, however, depends on our success in applying our operational practices and integrating the organizational structures of the two operations. We may fail or be delayed in realizing any operational benefit from this integration, and we may need to invest significant capital and resources in the acquired business or incur other costs in order to achieve this integration.

Taxes on soft drinks could adversely affect our business.

Our products are subject to excise and value-added taxes in many of the countries in which we operate. The imposition of new taxes or increases in taxes on our products may have a material adverse effect on our business, prospects, financial conditions and results of operations. We can give no assurance that any governmental authority in any country where we operate will not impose or increase any such taxes in the future.

Voluntary price restraints or statutory price controls would limit our ability to increase prices and may have an adverse effect on our results.

Voluntary price restraints or statutory price controls in any of the countries in which we operate may have a material adverse effect on our business, prospects, financial conditions and results of operations. Although Mexican bottlers have been free to set prices for carbonated soft drinks without governmental intervention since January 1996, such prices were once subject to statutory price controls and, later, to voluntary price restraints, which effectively limited our ability to increase prices in the Mexican market without governmental consent. See “Item 4. Information on the Company—Regulation—Price Controls.” We can give no assurance that governmental authorities in any country where we operate will not impose voluntary price restraints or statutory price controls.

Increases in the price of raw materials may increase our cost of sales and may adversely affect our results of operations.

We use high fructose corn syrup, referred to in this annual report as HFCS, and sugar as sweeteners in our products. In 2002, we converted our Mexican bottling facilities to sugar-cane based production following the imposition of a 20% excise tax on carbonated soft drinks sweetened with HFCS. In addition, the prices of certain materials used in the bottling of our products, including aluminum cans, plastic bottles, bottle closures (both steel and plastic), other packaging materials and HFCS, are quoted in U.S. dollars and therefore may increase if the U.S. dollar appreciates against the currency of any country in which we operate, particularly against the Mexican peso. See “Item 4. Information on the Company—The Company—Raw Materials.”

Increases in the price of raw materials, including increases that may occur as a result of import duties, import restrictions or fluctuations in exchange rates, will increase our cost of sales and adversely affect net earnings to the extent we are unable to increase our sales prices. We cannot assure you that our raw materials prices will not increase in the future.

A water shortage could adversely affect our business.

Water is an essential component of soft drinks. We obtain water from various sources in our territories, including springs, wells, rivers and municipal water companies.

In Mexico, we purchase water from municipal water companies and pump water from our own wells pursuant to concessions granted by the Mexican government. We obtain approximately 90% and 100%, respectively, of the water used in our soft drink production in the Valley of Mexico and the Southeast of Mexico Territory pursuant to these concessions, which the Mexican government granted based on studies of the existing and projected groundwater supply. Our existing water concessions may be terminated by the Mexican government under certain circumstances. See “Item 4. Information on the Company—Regulation—Water Supply Law.”

We cannot assure you that water will be available in sufficient quantities to meet our future production needs, or that our concessions and permits will not be terminated by governments in any such territory or prove sufficient to meet our water supply needs.

A shortage of key materials used in the production of our products could adversely affect our business.

Pursuant to the bottler agreements with The Coca-Cola Company, we are required to purchase concentrate exclusively from The Coca-Cola Company. In addition, we must purchase other supplies, including containers, closures, cases, cartons and other packages and labels, only from manufacturers approved by The Coca-Cola Company. See “Item 4. Information on the Company—The Company—Raw Materials.” Access to these materials could be adversely affected by strikes, weather conditions, exchange controls, governmental controls, or national emergency situations. Any shortage of these materials could adversely affect our business, results of operations, prospects, or financial condition.

Competition from other bottlers could adversely affect our business.

The beverage industries in the Mexican and Buenos Aires Territories, as well as in many of the Panamco territories, are highly competitive. Our principal competitor in the Mexican Territories is The Pepsi Bottling Group, referred to in this annual report as PBG, the largest bottler worldwide of PepsiCo, Inc. Our principal competitor in Buenos Aires is Buenos Aires Embotelladora S.A., referred to in this annual report as BAESA, a large PepsiCo bottler. Companhia de Bebidas das Amers, commonly referred to as AmBev, the largest brewer in Latin America, has recently acquired an important stake of BAESA. In addition, in each of our territories we compete with various other bottlers and distributors of nationally and regionally advertised soft drinks. We face increased competition in many of our territories from producers of low cost beverages, commonly referred to as “B” brands. Our ability to maintain existing prices or implement price increases depends to a great extent on competitive conditions and the effect of such prices on sales volume. Price discounting has been a means of maintaining or increasing sales volume share in our territories. This may have an adverse effect on our results of operations. Although we believe that we are well positioned to meet our objective of maintaining or increasing our sales volume at satisfactory price levels in the various territories in which we compete, competition is likely to continue or intensify, particularly after the acquisitions of Pepsi Gemex, S.A. de C.V. by PBG and BAESA by AmBev. We can give no assurance that we can meet our objective of increased sales volume or that price discounting will not continue to have an adverse effect on our results of operations.

We now conduct business in countries throughout Latin America in which we have not previously operated and that present different or greater country risk than Mexico or Argentina.

As a result of the Panamco acquisition, we have expanded our geographic reach from Mexico and Argentina to include Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil. Many of these countries present different or greater country risk than Mexico and Argentina. We have not previously conducted business in Panamco’s territories. We now face competitive pressures that are different than those we have historically faced. In Brazil, we compete against both AmBev, a Brazilian company with a portfolio of brands that includes Pepsi and local brands with flavors such as guaraná, and “B” brands or “Tubainas,” which are small, local producers of low cost flavored soft drinks that represent an important portion of the soft drink market. In addition, distribution and marketing practices in some of these territories differ from our historical practices. Several of Panamco’s territories have a lower level of pre-sale as a percentage of total distribution than we are accustomed to having in our territories, and the product and presentation mix varies from territory to territory with customer preferences. We may have to adapt our marketing and distribution strategies to effectively compete. Our inability to compete effectively may have an adverse effect on our future operating results.

Our compliance with environmental regulations could result in material adverse effects on our results of operations or financial condition.

Environmental laws and regulations and their enforcement are becoming increasingly more stringent in many countries in Latin America. Such costs may have a material adverse effect on our future results of operations or financial condition.

Risks Related to Our Controlling Shareholders and Capital Structure

A significant percentage of our outstanding capital stock and all of the voting rights are held by FEMSA and The Coca-Cola Company, which effectively control the management of our company and whose interests may differ from those of our other shareholders.

The Coca-Cola Company indirectly owns 39.6% of our outstanding capital stock, representing 46.4% of the voting rights in our company, and FEMSA indirectly owns 45.7% of our outstanding capital stock, representing 53.6% of the voting rights in our company. Consequently, FEMSA acting alone or both The Coca-Cola Company and FEMSA acting together have the power to elect a majority of the members of our board of directors and play a significant or controlling role in the outcome of substantially all matters to be decided by our shareholders. The interests of The Coca-Cola Company and FEMSA may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10. Additional Information—Bylaws—Voting Rights.”

Holders of our Series L Shares have limited voting rights.

     Holders of our Series L Shares are entitled to vote only in limited circumstances. They generally may elect three of our 18 directors and are only entitled to vote on specific matters, such as changes in our corporate form, certain mergers involving our company and the cancellation of the registration of our shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10. Additional Information—Bylaws—Voting Rights.” In addition, we can give no assurance that holders of our ADSs will receive notices of shareholder meetings from The Bank of New York, the depositary for our ADSs, with sufficient time to enable such holders to return voting instructions to the depositary in a timely manner.

Holders of our ADSs may not be able to participate in any future preemptive rights offerings and as a result may be subject to a dilution of equity interest.

Our shares are traded on the New York Stock Exchange in the form of ADSs. Under Mexican law, if we issue new shares for cash as a part of a capital increase, we must generally grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally offer or sell shares to holders of our ADSs in the United States pursuant to any preemptive rights offering (or otherwise) unless (i) we file a registration statement with the U.S. Securities and Exchange Commission, with respect to that future issuance of shares or (ii) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933. In addition, under current Mexican law, sales by the depositary of preemptive rights and distribution of the proceeds from such sales to ADS holders are not possible. See “Item 10. Additional Information—Bylaws—Preemptive Rights.”

At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of our ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement. If we do not file a registration statement with the SEC, our ADS holders in the United States may not be able to participate in any preemptive rights offering and their equity interest would be diluted proportionately.

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons.

We are organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

The protections afforded to minority shareholders in Mexico are different from those in the United States.

Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions or shareholder derivative actions, and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

We have significant transactions with affiliates, particularly The Coca-Cola Company and FEMSA, that create potential conflicts of interest.

We engage in transactions with subsidiaries of both FEMSA and The Coca-Cola Company. Our transactions with FEMSA include supply agreements under which we purchase certain supplies and equipment, a service agreement under which a FEMSA subsidiary transports finished products from our production facilities to our distribution facilities in Mexico, and a service agreement under which a FEMSA subsidiary provides administrative services to our company. In addition, we have entered into cooperative marketing arrangements with The Coca-Cola Company and FEMSA. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” Transactions with affiliates may create the potential for conflicts of interest.

Holders of ADSs are not entitled to attend shareholders’ meetings, and they may only vote through the depositary.

Under Mexican law, a shareholder is required to deposit its shares with a Mexican custodian in order to attend a shareholders’ meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders’ meetings. A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with procedures provided for in the deposit agreement, but a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so.

Our bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders.

As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexican in respect of their ownership interests in our company and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in our company. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

Developments in other emerging market countries may affect prices of our ADSs.

As is the case with respect to securities of issuers from other emerging markets, the market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In recent years, prices of both Mexican debt securities and Mexican equity securities dropped substantially as a result of developments in Russia, Asia and Brazil. There can be no assurance that the market value of the ADSs and Series L Shares would not be adversely affected by events elsewhere, especially in emerging market countries.

Exchange rate fluctuations may affect the value of our securities.

Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of an investment in our equity securities and of dividend and other distribution payments on those securities. See “—Key Information—Exchange Rates.”

Risks Related to Mexico and other Countries in which We Operate

Adverse economic conditions in Mexico may adversely affect our financial condition and results of operations.

We are a Mexican corporation, and our Mexican operations are our single most important geographic division. As a result, our business may be significantly affected by the general condition of the Mexican economy and/or the rate of inflation.

Mexico has experienced a prolonged period of slow growth since 2001 primarily as a result of the downturn in the U.S. economy. In 2001, Mexico’s gross domestic product, or GDP, contracted by 0.3%, while inflation reached 4.4%. In 2002, GDP grew by 0.9% and inflation reached 5.7%. For 2003, the Mexican government has estimated that GDP growth will be 3.0% and inflation is expected to be 3.0%, though these estimates may not prove to be accurate.

If the Mexican economy falls into a recession or if inflation and interest rates increase significantly, demand for soft drink beverages may decrease as consumers find it more difficult to pay for our products or demand may shift to lower margin products or lower margin presentations. Because a large percentage of our costs are fixed costs, we may not be able to preserve our profit margins by reducing costs and expenses and our profits margins may suffer as a result. This could have a material adverse effect on our financial condition and results of operations.

Depreciation of the peso relative to the U.S. dollar could adversely affect our financial condition and results of operations.

Declines in the value of the peso relative to other currencies, in particular the U.S. dollar, increase our interest costs in pesos relative to our indebtedness and result in foreign exchange losses that could adversely affect our ability to meet our interest and principal obligations under our indebtedness. As of December 31, 2002, all of our indebtedness was denominated in U.S. dollars, and we may in the future incur additional non-peso-denominated indebtedness. The value of the peso has been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. For example, from January 1, 1995 to March 31, 1996, the Mexican peso depreciated 50.8% to Ps.7.5375 per U.S. dollar and fluctuated from a high, relative to the U.S. dollar, of Ps.5.00 to a low, relative to the U.S. dollar, of Ps.8.14. In 2002 and the beginning of 2003, the peso significantly fluctuated in value relative to the U.S. dollar from Ps.9.0 to Ps.11.24.

Furthermore, severe devaluation or depreciation of the peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness.

While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future. To the extent that there are currency fluctuations, they are likely to continue to have an effect on our financial condition, results of operations and cash flows in future periods.

Political events in Mexico could affect Mexican economic policy and our operations.

Mexican political events may also significantly affect our operations and the performance of Mexican securities, including our securities. In the Mexican national elections held on July 2, 2000, Vicente Fox of the Partido Acción Nacional (National Action Party) or PAN won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional (Institutional Revolutionary Party) or PRI. Neither the PRI nor the PAN succeeded in securing a majority in the Mexican Congress or Senate.

President Fox assumed office on December 1, 2000. While the transition from the previous administration was smooth, President Fox has since encountered strong opposition to some of his proposed reforms in both Congress and the Senate, where opposition parties such as the PRI and the Partido de la Revolución Democratica (Democratic Revolution Party), or PRD, have frequently joined forces to block PAN initiatives. Such legislative gridlock could slow down the progress of reforms in Mexico and could have a material adverse effect on our business, financial condition, prospects and results of operations.

Developments in Argentina may adversely affect our business.

In recent years, Argentina has faced significant economic and political instability, including a contracting economy, a drastic currency devaluation, high unemployment, the introduction of exchange controls and social unrest. After a series of failed governments, Nestor Kischner was appointed president of Argentina in May 2003. It is premature to predict the way in which the new government will seek to address the economic crisis. The Argentine crisis has had, and continues to have, a material adverse effect on our operations. We have experienced declining net sales in Argentina since 1998. In 2001, we recognized a loss generated by the devaluation of the Argentine peso against the U.S. dollar against our original investment in Argentina, and in 2002 we impaired a substantial portion of the goodwill generated by the acquisition of our Argentine operations. We can give no assurance that future developments in the Argentine economic policies and political environment will not have a material adverse effect on our business, financial condition, prospects and results of operations.

We now conduct business in countries throughout Latin America in which we have not previously operated and that present different or greater country risk than Mexico or Argentina.

As a result of the Panamco acquisition, we have expanded our geographic reach from Mexico and Argentina to include Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil. Many of these countries present different or greater country risk than Mexico or Argentina. Panamco’s operating results in recent years have been adversely affected by deteriorating macroeconomic and political conditions in some of these countries, particularly in Venezuela where a national labor strike effectively halted production and distribution during the months of December 2002 and January 2003. Our future results may be significantly affected by the general economic and financial conditions in the countries where we operate, by the devaluation of the local currency, inflation and high interest rates, or by political developments or changes in law. In addition, some of these countries may impose exchange controls that could impact our ability to purchase raw materials in foreign currencies and the ability of the subsidiaries in these countries to remit dividends abroad or make payments other than in local currencies, as is currently the case in Venezuela under regulations imposed in January 2003.

Item 4. Information on the Company

THE COMPANY

We are the largest Coca-Cola bottler in Latin America, representing approximately 40% of Coca-Cola volumes in Latin America, and the second largest bottler of Coca-Cola products in the world, as measured by sales volume in unit cases sold in 2002. We operate in Mexico (a substantial part of central Mexico, including Mexico City and Southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campinas, Santos and part of Mato Grosso do Sul) and Argentina (Federal Capital and surrounding areas, referred to in this annual report, as Gran Buenos Aires).

Our principal shareholder is Compañía Internacional de Bebidas, S.A. de C.V., referred to in this annual report as CIBSA, a wholly owned subsidiary of FEMSA. FEMSA traces its origins to Cervecería Cuauhtémoc, Mexico’s first brewery, which was founded in 1890 by four Monterrey businessmen, Isaac Garza, Francisco G. Sada, José A. Muguerza, and José M. Schneider. FEMSA is still controlled by descendants of the founders of Cervecería Cuauhtémoc.

We were established in October 30, 1991 as a sociedad anónima de capital variable organized under the laws of Mexico. Our principal executive offices are located at Guillermo González Camarena No. 600, Col. Centro de Ciudad Santa Fé, Delegación Álvaro Obregón, México, D.F., 01210, México. Our telephone number at this location is (52-55) 5081-5100. Our website is http://www.cocacola-femsa.com.mx.

Corporate History

In 1979, Grupo Industrial Emprex, S.A. de C.V., referred to in this annual report as Emprex, acquired certain soft drink bottling subsidiaries that are now a part of our company. At that time, the acquired subsidiaries had thirteen Mexican distribution centers operating 701 distribution routes, and production capacity of the acquired subsidiaries was 83 million physical cases.

In October 1991, Emprex transferred the shares of its operating subsidiaries engaged in the soft drink business, not including sparkling water operations, to FEMSA Refrescos, S.A. de C.V., the subholding company that became our company. A portion of Emprex’s shares was contributed to the sub-holding company and the remaining shares were sold to the sub-holding company in exchange for a note payable to Emprex.

Effective May 1993, Impulsora de Mercados, S.A. de C.V., referred to in this annual report as Impulsora, a wholly owned subsidiary of Emprex, made a contribution of capital of Ps.645.7 million (in nominal 1993 pesos, approximately U.S.$206.5 million) to our company in return for 90,250,000 Series L Shares (before the 3 to 1 split effected on January 9, 1998). Emprex made an additional contribution of capital in the amount of Ps.11.6 million (in nominal 1993 pesos, approximately U.S.$3.7 million) in exchange for 11,128,980 Series A Shares (before the 3 to 1 split effected on January 9, 1998) as of that date. We used the proceeds of these transactions to retire a portion of our outstanding debt obligations to Emprex, as well as the debt owed by our subsidiaries to Emprex.

Consistent with our goals of maximizing long-term profitability and growth and enhancing our competitive position, Emprex agreed to the subscription of 30% of our capital stock by The Inmex Corporation, referred to in this annual report as Inmex, an indirect subsidiary of The Coca-Cola Company. In June, 1993, Inmex subscribed to 142,500,000 Series D Shares (before the 3 to 1 split effected on January 9, 1998) for $195 million. We repaid the remainder of our debt obligations to Emprex in June 1993 with the proceeds of this transaction. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”

In September 1993, we listed our Series L Shares on the Mexican Stock Exchange and our ADSs on The New York Stock Exchange, Inc. and Impulsora sold its Series L shares to the public.

In a series of transactions between 1994 and 1997, we acquired 100% of KOFBA from The Coca-Cola Export Corporation, a subsidiary of The Coca-Cola Company. We expanded our Argentine operations in

February 1996 when we acquired the former San Isidro Refrescos S.A. territories, including certain properties of Refrescos del Norte S.A. In 1998, in conjunction with this transaction, we began servicing all the accounts of Refrescos del Norte. Through these transactions, we expanded our Argentine operations to include the San Isidro and Pilar areas in a region contiguous to our Buenos Aires Territory.

We expanded our Mexican operations in November 1997 by acquiring 100% of the capital stock of Embotelladora de Soconusco, S.A. de C.V., known as the Tapachula Franchise, a bottler in the Tapachula area of the state of Chiapas in Southern Mexico. With this acquisition, we service the entire state of Chiapas.

CIBSA was created in July 2002 as a result of a spin-off (an escisión under Mexican law) of Emprex, in which CIBSA was created as a new company whose sole asset is Emprex’s equity interest in Coca-Cola FEMSA.

On December 22, 2002, we signed an agreement to acquire Panamco and the acquisition was completed on May 6, 2003.

Unless otherwise specified, Panamco is not reflected in the financial or other information presented in this annual report as it will only be reflected in our financial statements for periods ending after May 1, 2003.

The Panamco Acquisition

On May 6, 2003, we completed the acquisition of Panamco, then the largest soft drink bottler in Latin America and one of the three largest bottlers of Coca-Cola products in the world, as measured by sales volume in unit cases sold in 2002. Panamco is now our wholly-owned subsidiary. Panamco produces and distributes Coca-Cola trademark beverages in its bottling territories in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories. In 2002, Panamco reported net sales of U.S.$2,357.9 million, operating income of U.S.$131.2 million and net income of U.S.$33.2 million, under U.S. GAAP. Panamco sold approximately 1,228.1 million unit cases in 2002. Additional information regarding Panamco’s operations and recent performance can be found in its annual report filed with the SEC on Form 10-K on March 28, 2003 and its quarterly report filed with the SEC on Form 10-Q on May 6, 2003. Such reports do not constitute part of this annual report and are not incorporated by reference into this annual report.

The Panamco acquisition significantly increases the geographic diversity of our operations, although the Mexican operations of both companies represent by far the largest single portion of our business, representing 53% of the combined volume for the two companies in 2002. This geographic diversification will present significant new challenges as we will be conducting business in territories where we have not previously operated and will expose us to new economic, political, currency exchange and other risks.

Integration. We are currently planning and taking certain initial steps towards the integration of Panamco’s operations with ours. Our primary objective is to achieve complete integration in the operations and management of the two companies’ Mexican operations, which we believe complement each other in numerous areas, with the goal of realizing important synergies in distribution, back-office operations, manufacturing and procurement, including through the closure and integration of facilities and headcount reductions. We have begun the process of closing Panamco’s executive offices in Miami, Florida. We will maintain our corporate headquarters in Mexico City, and will have divisional headquarters in the following three regions:
•	Mexico with divisional headquarters in Mexico City,
•	Latin Centro (covering territories in Guatemala, Nicaragua, Costa Rica, Panama, Venezuela, and Colombia) with divisional headquarters in San José, Costa Rica, and
•	Mercosur (covering territories in Brazil and Argentina) with divisional headquarters in Sao Paulo, Brazil.

We are in the process of evaluating the operations and strategies of our new businesses outside Mexico, and we have begun to replicate some of our management practices and systems throughout our new territories.

Acquisition Cost. The cost of the acquisition was approximately U.S.$3.7 billion. The acquisition was financed as follows:
•	U.S.$1,978 million of new debt (including approximately U.S.$373 million used to refinance existing Panamco indebtedness),
•	U.S.$260 million from a capital investment by FEMSA through CIBSA,
•	U.S.$674 million notional amount of our Series D shares issued to subsidiaries of The Coca-Cola Company,
•	U.S.$285 million in cash, and
•	U.S.$512 million of assumed debt.

Additionally, the Company incurred other costs and expenses related to the transaction, which it has been paying with cash on hand.

As part of the acquisition, all shareholders of Panamco, other than The Coca-Cola Company and its subsidiaries, received cash in exchange for their shares. The Coca-Cola Company and its subsidiaries received Series D shares in exchange for their equity interest in Panamco of approximately 25%. This increased The Coca-Cola Company’s beneficial ownership of our total share capital from 30% to 39.6% and its beneficial ownership of our voting share capital from 37% to 46.4%.

Coca-Cola Memorandum. In connection with the signing of the agreement for the acquisition of Panamco, The Coca-Cola Company and FEMSA memorialized certain understandings primarily relating to operational and business issues that affect us following the completion of the acquisition. The terms are as follows:
•	The current stockholder arrangements between FEMSA and The Coca-Cola Company will continue in place. See “Item 7. Major Shareholders and Related Party Transactions—The Shareholders Agreement.”
•	FEMSA will continue to consolidate our financial results.
•	The Coca-Cola Company and FEMSA will continue to discuss in good faith the possibility of implementing changes to our capital structure in the future.
•	There will be no changes in concentrate incidence pricing or marketing support by The Coca-Cola Company during the first year of operations following the acquisition. After such time, The Coca-Cola Company will have complete discretion to implement any changes with respect to these matters, but any decision in this regard will be discussed with us and will take our operating condition into consideration.
•	The Coca-Cola Company may require the establishment of a different long-term strategy for Brazil. If, after taking into account our performance in Brazil, The Coca-Cola Company does not consider us to be part of this long-term strategic solution for Brazil, then we will sell our Brazilian franchise to The Coca-Cola Company or its designee at fair market value. Fair market value would be determined by independent investment bankers retained by each party at their own expense pursuant to specified procedures.
•	FEMSA, The Coca-Cola Company and we will meet to discuss the optimal Latin America territorial configuration for the Coca-Cola bottling system. During this meeting, we will consider all possible combinations and any asset swap transactions that may arise from these discussions. In addition, we will entertain any potential combination as long as it is strategically sound and done at fair market value.

•	We would like to keep open strategic alternatives that relate to the integration of carbonated soft drinks and beer. The Coca-Cola Company, FEMSA, and us would explore these alternatives on a market-by-market basis at the appropriate time.
•	The Coca-Cola Company will sell to CIBSA, FEMSA’s subsidiary that holds shares of us, upon CIBSA’s request, sufficient shares to permit CIBSA to beneficially own 51% of our outstanding capital stock (assuming that CIBSA does not sell any shares and that there are no issuances of our stock other than as contemplated by the acquisition). This understanding will be in place until May 2006. In this proposed sale, CIBSA would pay the higher of:
•	the prevailing market price per share at the time of the sale, and
•	the sum of U.S.$2.216 per share plus The Coca-Cola Company’s carrying costs.
•	We may be entering some markets where significant infrastructure investment may be required. The Coca-Cola Company and FEMSA will conduct a joint study that will outline strategies for these markets, as well as the investment levels required to execute these strategies. Subsequently, it is intended that FEMSA and The Coca-Cola Company will reach agreement on the level of funding to be provided by each of the partners. The parties intend that this allocation of funding responsibilities would not be overly burdensome for either partner.
•	Subject to the execution and delivery of mutually satisfactory definitive agreements, The Coca-Cola Company intends to grant us a stand-by line of credit in the principal amount of U.S.$250 million. The purpose of this line of credit would be to support investments that we may need to make during economically difficult periods prior to the third anniversary of the completion of the acquisition. We are currently in the process of negotiating definitive documentation for this facility.

Business Strategy

With the acquisition of Panamco, we are now the largest bottler of Coca-Cola trademark beverages in Latin America.

We seek to provide our shareholders with an attractive return on their investment by increasing our profitability. The key factors in achieving profitability are increasing the sales volume of our products at a competitive price while improving operational efficiencies by implementing the best practices throughout our company. To achieve these goals we continue our efforts in:
•	implementing marketing strategies and programs designed to increase consumer demand for our products,
•	replicating our successful practices throughout the whole value chain within the territories recently acquired,
•	expanding and enhancing presentation and brand portfolios in order to meet consumer demand and to promote market presence growth,
•	rationalizing bottling capacity to increase the utilization of existing assets,
•	streamlining production and distribution processes for improved operating efficiencies,
•	integrating operations through advanced information technology, and
•	enhancing the quality of management at all levels.

We seek to increase per capita consumption of soft drinks in the territories in which we operate. To that end, our marketing teams continuously develop sales strategies tailored to the different characteristics of our various territories and channels. We continue to develop our product portfolio to better meet market demand and maintain our overall profitability. To stimulate and respond to consumer demand, we continue to introduce new products and new presentations. See “—The Company—Our Products.” We also seek to increase placement of refrigeration equipment, including promotional displays, through the strategic placement of such equipment in retail outlets in order to showcase and promote our products. In addition, because we view our relationship with The Coca-Cola Company as integral to our business strategy, we use market information systems and strategies developed with The Coca-Cola Company to improve our coordination with the worldwide marketing efforts of The Coca-Cola Company. See “—Marketing—Channel Marketing.”

We seek to rationalize our distribution capacity to improve the efficiency of our operations. We have closed several under-utilized centers and shifted distribution activities to other existing facilities. See “—Description of Property, Plant and Equipment.” Our capital expenditure program includes investments in production and distribution facilities, information systems, bottles, cases and coolers. We believe that this program will allow us to maintain the capacity and flexibility to create and respond to consumer demand for non-alcoholic beverages. In 2002, our capital expenditure program reached Ps.1,340.9 million (approximately U.S.$128.2 million), a 28.7% increase over 2001. See “Item 5—Capital Expenditures.” In each of our facilities, we seek to increase productivity through infrastructure and process reengineering for improved asset utilization.

As part of our plan to increase sales volume, we acquired Panamco on May 6, 2003. Panamco produces and distributes trademark beverages of The Coca-Cola Company in its bottling territories in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories. We are in the process of integrating Panamco’s operations with ours and evaluating the operations and strategies of Panamco’s businesses. See “—The Panamco Acquisition.”

Finally, we focus on management quality as a key element of our growth strategies and remain committed to fostering the development of quality management at all levels. Both FEMSA and The Coca-Cola Company provide us with managerial experience and depth. To build upon these skills, we also offer management training programs and programs designed to enhance our executives’ abilities.

Our Markets

As of December 31, 2002, our subsidiaries operated in three geographically defined territories:
•	Valley of Mexico Territory: Comprised of the Mexico City metropolitan area, including a substantial portion of the adjacent State of Mexico.
•	Southeast of Mexico Territory: Comprised of the States of Tabasco and Chiapas and portions of the States of Oaxaca and Veracruz.
•	Buenos Aires Territory: Comprised of the Federal District of Buenos Aires, Argentina and a significant part of the Gran Buenos Aires metropolitan area.

The Valley of Mexico Territory and the Southeast of Mexico Territory together compose our Mexican Territories. The following maps show the locations of our territories at December 31, 2002.

Mexican Territories

Valley of Mexico

Production Assets
Production Plants	4
Production Lines	21
Distribution Routes	1,083
Distribution Centers	15

Capacity (MM Unit Cases)
Installed	598.0
% Utilized	63%

Mix of Presentation (%)
Returnable	33.7
Non Returnable	64.0
Fountain syrup	2.3

Southeast of Mexico

Production Assets
Production Plants	4
Production Lines	7
Distribution Routes	403
Distribution Centers	38

Capacity (MM Unit Cases)
Installed	142.3
% Utilized	73%

Mix of Presentation (%)
Returnable	43.7
Non Returnable	55.6
Fountain syrup	0.7

Buenos Aires Territory

Buenos Aires

Production Assets
Production Plants	1
Production Lines	8
Distribution Routes	201
Distribution Centers	3

Capacity (MM Unit Cases)
Installed	207
% Utilized	56%

Mix of Presentation (%)
Returnable	12.4
Non Returnable	82.9
Fountain syrup	4.7

The characteristics of these three territories are very diverse. The Valley of Mexico Territory is densely populated and has a large number of competing soft drink brands and higher per capita income than the Southeast of Mexico Territory. The Southeast of Mexico Territory is a large and mountainous area with lower population density, lower per capita income, and lower per capita consumption of soft drink products compared with the Valley of Mexico. The Buenos Aires Territory is densely populated and has lower per capita consumption of soft drink products as compared with the Mexican Territories. Per capita income has been negatively affected by macroeconomic conditions in Argentina.

With the acquisition of Panamco, we have extended our geographic reach to include markets in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil and have further expanded our current market presence in Mexico.

Our Products

As of December 31, 2002, our subsidiaries produced, marketed and distributed the following Coca-Cola and Mundet trademark beverages:
Mexican Territories	Buenos Aires Territory
Coca-Cola	Coca-Cola
Coca-Cola light(1)	Coca-Cola light(1)
Sprite	Sprite
Sprite light(2)	Sprite light(2)
Fanta	Fanta
Fresca(3)	Quatro(4)
Lift(5)	Kin
Delaware Punch(6)	Taí(8)
Ciel(7)	Schweppes(9)
Beat(9)	Hi-C(10)
Senzao(12)	Crush(11)
Ciel Mineralizada(13)	Black Fire(13)
Powerade(14)
Sidral Mundet(15)
Sidral Mundet light (15)
Prisco(15)
Mickey Aventuras(16)
Kin Light(17)
Nestea(18)

(1)	Introduced in October 1997 as a replacement for diet Coke.
(2)	Introduced in February 1999 as a replacement for diet Sprite.
(3)	Introduced in September 1994.
(4)	Introduced in December 1994.
(5)	Introduced in May 1995; a new flavor “Green Apple” was launched in December 2002.
(6)	Introduced in March 1996.
(7)	Introduced in 1997.
(8)	Introduced in June 2000.
(9)	Introduced in November 2000 as an energetic drink and re-launched as a CSD with a new flavor in September 2002.
(10)	Introduced in December 2000.
(11)	Introduced in February 2001.
(12)	Introduced in April 2001.
(13)	Introduced in March 2001.
(14)	Introduced in September 2001.
(15)	Incorporated into our brand portfolio in December 2001.
(16)	Introduced in April 2002.
(17)	Introduced in June 2002.
(18)	Introduced in August 2002.

Our single most important brand is Coca-Cola, which accounted for 71.1% of the total consolidated sales volume in 2002. Sprite, Fanta and Lift, our next largest brands in consecutive order, accounted for 4.3%, 4.1% and 4.1%, respectively, of the sales volume in 2002.

We sell Coca-Cola trademark beverages in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the forms of glass bottles, cans, and plastic bottles made of polyethylene terephtalate, referred to in this annual report as PET. In addition, we sell some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which we refer to as fountain containers.

Pursuant to an agreement between The Coca-Cola Company and Cadbury, Schweppes PLC, referred to in this annual report as Cadbury, The Coca-Cola Company acquired Cadbury’s beverage brands in Argentina in July 1999, allowing us to distribute Cadbury beverages in our Buenos Aires Territory. In 2001, we suspended the sale and distribution of Cadbury beverages in our Mexican Territories.

Sales

     In evaluating the development of local sales territories, we and The Coca-Cola Company measure, among other factors, the per capita consumption of Coca-Cola trademark beverages. Per capita consumption data for a territory is determined by dividing management’s estimate of applicable aggregate consumption figures within the territory (in bottles, cans, powders and fountain containers) by the estimated population within such territory, and is expressed on the basis of the number of eight-ounce servings consumed annually per capita.
In our Valley of Mexico and Southeast of Mexico Territories, estimated per capita annual consumption of our Coca-Cola trademark beverages in 2002 was 462 eight-ounce servings and 287 eight-ounce servings, respectively, lower than the estimated national average of 487 eight-ounce servings. In our Buenos Aires Territory, estimated per capita annual consumption of our products in 2002 was approximately 258 eight-ounce servings, higher than the national average in Argentina of 204 eight-ounce servings. Our data shows that per capita consumption grew in recent years in the Mexican Territories, and we believe that general population growth in our Mexican Territories will result in increased sales in those territories.

Total unit case sales volume of our products increased 2.1% in 2002 compared to 2001. See “Item 5. Operating and Financial Review and Prospects—Results of Operations.”

The following table illustrates the historical sales volume for the Valley of Mexico Territory, the Southeast of Mexico Territory and the Buenos Aires Territory:
	Combined Sales Volume Year ended December 31,

	2002	2001	2000	1999	1998

	(millions of unit cases, except percentages)
Company Total	620.3	607.8	582.6	544.2	519.6
% Growth	2.1%	4.3%	7.0%	4.7%	18.6%

Product and Packaging Mix Summary

Mexican Operations. In the Mexican Territories, in 2002 we sold a majority of our beverages at small retail stores to customers who take the beverages home or elsewhere for consumption. We also sell products in the “on-premise” segment, which consists of (i) sales through sidewalk stands, restaurants, bars and various types of dispensing machines and (ii) sales through “point of sale” programs in concert halls, auditoriums and theaters by means of a series of arrangements with Mexican promoters. The vast majority of our sales to all of these outlets is on a cash basis.

In 2002, approximately 97.2% of our unit case sales in the Mexican Territories were of Coca-Cola trademark beverages. Sales volume of Coca-Cola trademark beverages in the Mexican Territories increased by 3.0% in 2002 as compared to 2001. We attribute this increase to (i) increased packaging options provided by us to consumers, (ii) the strengthening of our brand portfolio through the introduction of new flavored soft drinks, (iii) continued marketing efforts, and (iv) successful promotional activities.

The following tables highlight historical sales volume mix and total sales volumes in the Mexican Territories for our products:

Valley of Mexico Territory
	Year ended December 31,

	2002	2001	2000	1999	1998

Unit Case Volume Mix by Category	(in percentages)
Colas	71.9%	76.1%	76.9%	76.2%	75.5%
Flavored Soft Drinks	22.2	20.2	20.6	21.5	21.7
Total Carbonated Soft Drinks	94.1	96.3	97.5	97.7	97.2
Water	4.2	3.6	2.5	2.3	2.8
Other Categories(1)	1.7	0.1	—	—	—

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes Powerade, Nestea, Kin Light and Mickey Aventuras.

Unit Case Volume	(millions of unit cases)
Coca-Cola trademark beverages	366.5	355.4	341.1	314.9	302.4
Other Beverages	11.8	0.9	2.4	2.0	2.1

Total	378.3	356.3	343.5	316.9	304.5

% Growth	6.2%	3.7%	8.4%	4.1%	17.3%

Southeast of Mexico Territory
	Year ended December 31,

	2002	2001	2000	1999	1998

Unit Case Volume Mix by Category	(in percentages)
Colas	71.5%	72.4%	73.9%	73.9%	72.5%
Flavored Soft Drinks	21.3	21.4	20.5	20.1	21.0
Total Carbonated Soft Drinks	92.8	93.8	94.4	94.0	93.5
Water	6.3	6.1	5.6	6.0	6.5
Other Categories(1)	0.9	0.1	—	—	—

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes Powerade, Nestea, Kin Light and Mickey Aventuras.

Unit Case Volume	(millions of unit cases)
Coca-Cola trademark beverages	124.4	121.1	116.0	99.9	95.3
Other Beverages	2.0	0.5	1.6	1.3	1.4

Total	126.4	121.6	117.6	101.2	96.7

% Growth	3.9%	3.4%	16.2%	4.7%	27.9%

Combined Mexican Territories Sales Volume
	Year ended December 31,

	2002	2001	2000	1999	1998

Unit Case Volume	(millions of unit cases)
Total	504.7	477.9	461.1	418.1	401.2
% Growth	5.6%	3.6%	10.3%	4.2%	19.8%

In 2002, we introduced The Coca-Cola Company trademark powdered products under the Kin Light brand, a diet flavored powder. We offered Kin Light on a complimentary basis to our customers in order to better examine this category’s potential and evaluate consumption patterns and price strategies. Our sales volume for 2002 in the Mexican Territories includes 6.3 million unit cases of Kin Light.

Since 1995, we have introduced a number of new presentations in the Mexican Territories. These include 2.5 and 2.0-liter returnable plastic bottles, 1.0-liter non-returnable plastic bottles, 8-ounce non-returnable glass bottles, 0.25-liter non-returnable plastic bottles, and 0.6-liter plastic contour bottles to replace the 0.5-liter non-returnable glass and plastic presentations.

Our most popular soft drink presentations are the 2.0-liter returnable plastic bottles, the 0.6-liter non-returnable plastic contour bottle and the 2.0-liter non-returnable plastic bottle, which accounted for 27.9%, 23.0% and 16.4%, respectively, of our total soft drink sales volume in 2002 in the Mexican Territories.

In recent years, the packaging trend in the soft drink industry in Mexico has moved toward non-returnable presentations. Total non-returnable presentations (excluding fountain and powders) represented 60.6% of total sales in the Mexican Territories in 2002 as compared to 57.5% in 2001 and 55.7% in 2000. During 2002, we refocused our packaging mix strategy to reinforce our sales of returnable packages. Returnable plastic and glass presentations offer consumers a more affordable, although less convenient, product. The price of a 2.0-liter returnable package is approximately 17% less than the same size non-returnable package. These returnable products are mainly sold to small store retailers, which represent the largest distribution channel in the Mexican market, who benefit from returnable bottles’ lower price per ounce of product, allowing them to compete with larger supermarkets. Returnable packages present an opportunity to attract new customers and maintain customer loyalty, because they make Coca-Cola trademark beverages more attractive to price-sensitive consumers. We believe that our continued commitment to returnable bottle availability will allow us to compete with low-price entrants to the Mexican soft drink market.

Multi-serving presentations (those presentations of more than 1.0-liter) are an important component of our product mix. In 2002, multi-serving presentations represented 46.9% of our total soft drink sales in the Mexican Territories, as compared to 48.4% in 2001. Although the volume of multi-serving presentations have decreased slightly in the last couple of years, we expect that demand for multi-serving presentations will increase after the launch of the 2.5 liter Coca-Cola presentation. We believe that the popularity of multi-serving presentations is primarily attributable to the lower price per ounce of product in larger presentations.

The following table sets forth our unit case volume mix by presentation in the Mexican Territories:
	Year ended December 31,

	2002	2001	2000	1999	1998

Unit Case Volume Mix by Presentation	(in percentages)
Valley of Mexico
Returnable	33.7%	39.3%	42.2%	4.6%	48.0%
Non-returnable (1)	64.0	58.4	55.5	57.3	50.0
Fountain	2.3	2.3	2.3	2.1	2.0
Southeast of Mexico
Returnable	43.7%	44.6%	50.3%	56.7%	60.8%
Non-returnable (1)	55.6	54.8	49.1	42.8	38.8
Fountain	0.7	0.6	0.6	0.5	0.4

(1)	Includes powders for 2002.

Argentine Operations. In the Buenos Aires Territory, in 2002 we sold the majority of our products in the take-home segment, which consists of sales to customers who take the beverages home or elsewhere for consumption. In 2002 the percentage of sales through supermarkets decreased, to 23.4% in 2002 from 28.4% in 2001.

In 2002, 100% of our unit case sales in the Buenos Aires Territory were of Coca-Cola trademark beverages. Sales volume of Coca-Cola trademark beverages in the Buenos Aires Territory decreased 11.0% in 2002 as compared to 2001.

The following tables highlight historical sales volume mix and total sales volumes in the Buenos Aires territory:

Buenos Aires Territory
	Year ended December 31,

	2002	2001	2000	1999	1998

Unit Case Volume Mix by Category	(in percentages)
Colas	68.3%	69.7%	75.8%	75.9%	76.9%
Flavored Soft Drinks	30.4	29.0	23.5	23.4	22.1
Total Carbonated Soft Drinks	98.7	98.7	99.3	99.3	99.0
Water	0.8	0.5	0.6	0.7	1.0
Other Categories(1)	0.5	0.8	0.1	–	–

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Unit Case Volume	(millions of unit cases)
Total	115.6	129.9	121.5	126.1	118.4
% Growth	(11.0)%	6.9%	(3.7)%	6.5%	14.8%

(1)	Including HiC.

In 2002, 2.25-liter and 1.5-liter non-returnable plastic bottles accounted for 47.2% and 18.5% of total soft drink sales volume, respectively. In order to minimize the impact of the deteriorated economic situation in Argentina, we launched new returnable presentations such as a 1.25-liter returnable-glass presentation, which accounted for almost 10% of our sales volume in 2002, to increase the affordability of our products in this territory.

The following table sets forth our unit case volume mix by presentation in the Buenos Aires Territory:

	Year ended December 31,

	2002	2001	2000	1999	1998

Unit Case Volume Mix by Presentation	(in percentages)
Buenos Aires
Returnable	12.4%	5.8%	9.8%	10.3%	10.8%
Non-returnable	82.9	89.1	83.7	83.9	83.3
Fountain	4.7	5.1	6.5	5.8	5.9

Seasonality

Sales of our products are seasonal, as our sales levels generally increase during the summer and the Christmas holiday season. In the Mexican Territories, we typically achieve our highest sales during the summer months (April through September) as well as during the Christmas holidays in December. In the Buenos Aires Territory, our highest sales levels occur during the summer months (October through March) and the Christmas holidays.

Marketing

We rely extensively on advertising, sales promotions and non-price related retailer incentive programs designed by local affiliates of The Coca-Cola Company to target the particular preferences of our soft drink consumers. Our company, in conjunction with The Coca-Cola Company, has developed a sophisticated marketing strategy to promote the sale and consumption of our products. Through the use of advanced information technology, we have gained customer and consumer information that allows us to tailor our marketing strategies to the types of customers located in each of our territories and to meet the specific needs of the various market segments we serve.

Retailer Incentive Programs. Incentive programs include providing retailers with commercial refrigerators for the display and cooling of soft drink products at little or no charge, free point-of-sale display materials, and complimentary soft drink products. We seek, in particular, to increase distribution coolers among retailers to increase the visibility and consumption of our products and to ensure that they are sold at the proper temperature. Sales promotions include sponsorship of community activities, sporting, cultural and social events, and consumer sales promotions such as contests, sweepstakes and product giveaways.

Advertising. In addition, we advertise in all major communications media. We also focus attention on increasing brand recognition by consumers and improving our customer relations. National advertising campaigns are designed and proposed by The Coca-Cola Company’s local affiliates, with our input at the local or regional level.

     Channel Marketing. In order to provide a more dynamic and specialized marketing of our products, our marketing strategy is to segment our market and develop targeted marketing efforts for each segment or distribution channel. This channel marketing strategy entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of soft drink consumers in each of the various types of locations or distribution channels where they might potentially purchase Coca-Cola trademark beverages.
In response to this analysis, we tailor our product, price, packaging, and distribution strategies to meet the particular needs and exploit the potential of each channel.

We believe that the implementation of our channel marketing strategy also enables us to respond to competitive initiatives with channel-specific responses as opposed to market-wide responses. This focused response capability isolates the effects of competitive pressure in a specific channel, thereby avoiding costlier market-wide responses. Our channel marketing activities are facilitated by our management information systems. We have invested significantly in creating such systems, including hand-held computers for most of our sales routes in the Valley of Mexico, Southeast of Mexico and Buenos Aires Territories to support the gathering of product, consumer and delivery information required to implement our channel marketing strategies effectively.

Cooperative Marketing Budget. Our total marketing expenditures made in the Mexican Territories increased 8.3% to Ps.667.6 million in 2002 from Ps.616.0 million in 2001. In the Buenos Aires Territory, our marketing expenditures decreased 38.5% to approximately A$15.2 million (Ps.47.2 million) from A$24.7 million (Ps.70.2 million) in 2001. Under the 2002 and 2001 cooperative marketing budgets, The Coca-Cola Company contributed to our marketing expenditures by approximately matching the amount we spent on these marketing efforts in each respective year. See “—Bottler Agreements.”

Product Distribution

The following table provides an overview of our product distribution infrastructure and retail network as of December 31, 2002.

Product Distribution Summary
	Mexico	Argentina
Distribution Centers	53	3
Sales Routes	1,486	201
Number of Retailers (1)	283,650	76,400

(1) Estimated.

Mexican Territories. We subcontract to our affiliate, FEMSA Logística, S.A. de C.V., referred to in this annual report as FEMSA Logística, a subsidiary of FEMSA, the transportation of finished products to our distribution centers from our Mexican production facilities. From the distribution centers, we then distribute our finished products to retailers through our own fleet of trucks. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Our distribution centers range from large warehousing facilities and re-loading centers to small deposit centers. In addition to our fleet of trucks, we distribute our products in certain locations through a fleet of electric carts and hand-trucks in order to comply with local environmental and traffic regulations.

We believe that service visits to retailers and frequency of deliveries are essential elements in an effective distribution system for soft drink products. Accordingly, we have continued to expand our pre-sale system in the Valley of Mexico Territory and throughout the main cities in the Southeast of Mexico Territory. The pre-sale program separates the sales and delivery functions, allowing sales personnel to sell products prior to delivery and enabling trucks to be loaded with the mix of products that retailers need and desire, thereby increasing distribution efficiency. Under the pre-sale program, sales personnel also provide merchandising services during retailer visits, which we believe enhances the presentation of our products at the point of sale.

Buenos Aires Territory. At December 31, 2002, we operated three distribution centers in the Buenos Aires Territory. We also utilize the pre-sale system in the Buenos Aires Territory and distribute our products (1) by means of our own fleet of trucks and non-affiliate transportation subcontractors and (2) through independent wholesalers. In addition, in designated zones independent wholesalers purchase our products at a discount from the wholesale price and resell the products to retailers. Independent wholesalers distributed approximately 6% of our products in Argentina in 2002.

At December 31, 2002, we made approximately 92% and 94% of our sales through the pre-sale system in our Mexican and Buenos Aires Territories, respectively.

Competition

Although we believe that our products enjoy wider recognition and greater consumer loyalty than those of our principal competitors, the soft drink segments of the Mexican and Argentine beverage markets are highly competitive. The beverage industry in many of our new territories acquired from Panamco is also highly competitive. Our principal competitors are local bottlers of PepsiCo., beverage brands and other bottlers and distributors of national and regional soft drink brands. PBG recently bought our main competitor in Mexico. We face increased competition in many of our territories from producers of low cost beverages, commonly referred to as “B” brands.

Recently, price discounting and packaging have joined consumer sales promotions, customer service, and non-price retailer incentives as the primary means of competition among soft drink bottlers. We believe that the introduction of new presentations has been a major competitive technique in the soft drink industry during recent years. See “—Sales.”

Our ability to maintain existing prices or implement price increases depends to a great extent on competitive conditions and the effect of such prices on sales volume. Price discounting has been a means of maintaining or increasing sales volume in our territories. As a result of the Panamco acquisition, we now face competitive pressures that are different than those we have historically faced. In Brazil, we compete against both AmBev, a Brazilian company with a portfolio of brands that includes Pepsi and local brands with flavors such as guaraná, and “B” brands or “Tubainas,” which are small, local producers of low cost flavored soft drinks that represent an important portion of the soft drink market. In addition, distribution and marketing practices in some of these territories differ from our historical practices. Several of Panamco’s territories have a lower level of pre-sale as a percentage of total distribution than we are accustomed to having in our territories, and the product and presentation mix varies from territory to territory with customer preferences. We may have to adapt our marketing and distribution strategies to effectively compete. Our inability to compete effectively may have an adverse effect on our future operating results.

Mexico. Our principal competitors in the Mexican Territories are bottlers of PepsiCo. products, whose territories overlap but are not co-extensive with our own. These competitors include Pepsi Gemex in the Valley of

Mexico Territory, recently acquired by PBG, the largest bottler of PepsiCo globally, and several other PepsiCo. bottlers in the Southeast of Mexico Territory. In addition, we compete with Cadbury and with national and regional brands in our Mexican Territories.

Argentina. In the Buenos Aires Territory, our main competitor is BAESA, a PepsiCo. bottler, which is owned by Argentina’s principal brewery, Quilmes Industrial S.A. In addition to BAESA, competition has intensified over the last several years with the entrance of a number of competitors offering generic, low-priced soft drinks as well as many other generic products and private label proprietary supermarket brands that are produced by contract bottlers.

Raw Materials

Pursuant to the bottler agreements with The Coca-Cola Company, we are required to purchase concentrate for all Coca-Cola trademark beverages from companies designated by The Coca-Cola Company. The price of concentrate for all Coca-Cola trademark beverages is a percentage of the average price we charge to our retailers. This percentage is set pursuant to periodic negotiations with The Coca-Cola Company. Historically, concentrate has been purchased in the local currency of the territory. In addition to concentrates, we purchase sweeteners, carbon dioxide, glass and plastic bottles, cans, closures and fountain containers, as well as other packaging materials. The bottler agreements provide that, with respect to Coca-Cola trademark beverages, all containers, closures, cases, cartons, and other packages and labels may be purchased only from manufacturers approved by The Coca-Cola Company, including manufacturing subsidiaries of FEMSA Empaques, S.A. de C.V., referred to in this annual report as FEMSA Empaques, an indirect subsidiary of FEMSA.

None of the materials or supplies that we use is presently in short supply, although the supply of specific materials could be adversely affected by strikes, weather conditions, governmental controls or national emergency situations.

Mexican Territories. We purchase some glass bottles, closures, plastic cases, cardboard products, commercial refrigerators, cans, and certain lubricants and detergents for bottling lines from subsidiaries of FEMSA Empaques at competitive prices. We purchase our returnable plastic bottles from Continental PET Technologies de México, S.A. de C.V, a subsidiary of Continental Can, Inc., which has been the exclusive supplier of returnable plastic bottles to The Coca-Cola Company and its bottlers in Mexico. We purchase the large majority of our non-returnable plastic bottles, as well as pre-formed plastic ingots for the production of non-returnable plastic bottles, from ALPLA Fábrica de Plásticos, S.A. de C.V., referred to in this annual report as ALPLA, an authorized provider of PET for The Coca-Cola Company.

We purchase some can presentations from Industria Envasadora de Querétaro, S.A. de C.V., known as IEQSA, a bottler cooperative in which we hold an approximate 19.6% interest. Both we and IEQSA purchase a portion of our empty can supply requirements from Fábricas Monterrey, S.A. de C.V., known as Famosa, a subsidiary of FEMSA Empaques.

We obtain water from ground water sources under concessions obtained from the Mexican government and held by our various subsidiaries. We also obtain water from the municipalities where bottling plants are located. See “—Regulation—Water Supply Law.” We believe that such sources provide an adequate supply of water to meet our current and projected requirements in Mexico. In addition, we obtain carbon dioxide gas from domestic sources.

     Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for the soft drink. We may utilize raw or refined sugar or HFCS as sweeteners in our products.
The Coca-Cola Company authorizes the use of a sugar/HFCS mix. We have discontinued, however, using HFCS in Mexico due to the Mexican excise tax imposed in January 2002, to soft drinks sweetened with HFCS. Aspartame, an artificial sweetener for diet sodas, is included in the concentrates of Coca-Cola light and Sprite light, which are purchased from The Coca-Cola Company, and Mundet light, which is purchased from Promotora de Marcas Nacionales, S.A. de C.V., referred to in this annual report as Promotora de Marcas Nacionales, an indirect subsidiary of FEMSA.

We regularly purchase sugar from Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a cooperative of Coca-Cola bottlers. These purchases are regularly made under one-year agreements between PROMESA and each bottling subsidiary for the sale of sugar at a price that is determined monthly based on the cost of sugar to PROMESA. The agreements incorporated by reference standard industry provisions relating to the quality and delivery of the sugar.

In December 2001, the Mexican government expropriated the sugar industry in Mexico. To administer this industry, the Mexican government entered into a trust agreement with Nacional Financiera, S.N.C., referred to in this annual report as Nafin, a Mexican government-owned development bank, pursuant to which Nafin acts as trustee. During 2002, we also purchased sugar directly from Nafin.

Sugar may also be obtained through purchases in the international market. However, imported sugar is presently subject to import duties, the amount of which is set by the Mexican government. Although there are currently no statutory price controls for sugar in Mexico, increases in the price of sugar, which may occur in the event that import duties increase or import restrictions on sugar are imposed, will increase our cost of sales. To the extent we are unable to pass along their full amount to the consumer, such increases would adversely affect our net earnings.

     Historically, we have bought HFCS from domestic sources at prices competitive to the price of sugar.
The Mexican government imposed a 20% excise tax, effective January 1, 2002, on carbonated soft drinks sweetened with HFCS. As a result we converted our Mexican bottling facilities to sugar-cane-based production in early 2002. On January 1, 2003, the Mexican government broadened the reach of this tax by imposing a 20% excise tax on carbonated soft drinks produced with any non-sugar sweetener, including HFCS.

The following table sets forth the average real price increase or decrease of sugar as purchased from our suppliers over the course of each year:

Average Real Price increase (decrease) of Sugar in the Mexican Territories
	2002	2001	2000	1999	1998
Change over previous year (1)	4.6%	(6.3)%	(10.2)%	(12.7)%	2.2%

(1)	After the imposition of a Mexican excise tax on soft drinks sweetened with HFCS on January 1, 2002, we purchased greater amounts of refined sugar than in years past, which increased our sugar costs.

Of the raw materials required in the bottling of our products, the prices of aluminum cans, plastic bottles, bottle closures (both steel and plastic), other packaging materials and HFCS are quoted in U.S. dollars and therefore are affected by the fluctuation of the Mexican peso against the U.S. dollar. We have historically passed on increases in these costs to our customers in the form of price increases. During 2002, the average real unit price in Mexican pesos of these dollar-denominated costs increased as a result of the appreciation of the Mexican peso against the U.S. dollar. Except for those discussed in this paragraph, we purchase all of our raw materials for our Mexican territories in pesos, including soft drink concentrate.

Buenos Aires Territory. We purchase glass bottles, plastic trays and other raw materials from several domestic sources. We purchase pre-formed plastic ingots, as well as returnable plastic bottles, at competitive prices from Complejo Industrial PET S.A., referred to in this annual report as CIPET, a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil and other international suppliers. We purchase crown caps from local and international suppliers.

We purchase our can presentations for distribution to its customers in Buenos Aires from Complejo Industrial CAN S.A., referred to in this annual report as CICAN. In December 1996, The Coca-Cola Company sold CICAN to a group of bottlers that included Coca-Cola FEMSA de Buenos Aires. Under the terms of the shareholders’ agreement among these bottlers, CICAN is managed as a joint venture. As of December 31, 2002, Coca-Cola FEMSA de Buenos Aires owned a 48.1% equity in CICAN.

We obtain water for our plant in Buenos Aires from Aguas Argentinas S.A., a private company responsible for managing the public water supply. We believe that this source provides an adequate supply of water to meet the needs for our Argentine operations. Praxair Argentina S.A. provides our requirements of carbon dioxide gas.

In Argentina, we principally use HFCS as sweetener in our products, although we may use sugar in the future. Aspartame, an artificial sweetener for diet sodas, is included in the concentrate of Coca-Cola light and Sprite light, which we purchase from The Coca-Cola Company.

The following table sets forth the average real price increase or decrease of HFCS as purchased from our suppliers over the course of each year:

Average Real Price increase (decrease) of HFCS in the Buenos Aires Territory

	2002	2001	2000	1999
Change over previous year	53.0%	8.9%	(7.4)%	(14.3)%

REGULATION

Price Controls. Prices of our products have been regulated by the Mexican government in the past. Prior to 1992, prices of carbonated soft drinks were regulated by the Mexican government. From 1992 to 1995, the industry was subject to voluntary price restraints. However, in response to the devaluation of the peso relative to the U.S. dollar in 1994 and 1995, the Mexican government adopted an economic recovery plan to control inflationary pressures in 1995. As part of this plan, the Mexican government encouraged the Asociación Nacional de Productores de Refrescos y Aguas Carbonatadas, A.C. (National Association of Bottlers) to engage in voluntary consultations with the Mexican government with respect to price increases for returnable presentations, limiting our ability to pass on increases in the prices of raw materials. Such voluntary consultations were terminated in 1996. We implemented strategic price increases during 2001 and 2002, and at the beginning of 2003 in the Mexican and Argentine territories.

Taxation of Soft Drinks. Taxation of soft drinks differs in Mexico and Argentina. In January 2002, the Mexican government imposed a 20% excise tax on soft drinks produced with HFCS that was suspended until September 2002. In January 1, 2003 the Mexican Government implemented a 20% excise tax on sparkling water and on carbonated soft drinks produced with non-sugar sweeteners. Moreover, soft drinks are subject to an economy-wide value-added tax of 15%. In Argentina, soft drinks are subject to an economy-wide value-added tax of 21%. Prior to 1996, cola soft drinks in Argentina were subject to an excise tax of 24%, which was lowered in April 1996 to 4.0%. From 1996 to December 31, 1999, the cola tax remained at 4%. On January 1, 2001, the Argentine government implemented a tax bill mandating that the cola tax be increased to 8% and that other flavored soft drinks and bottled water be taxed at 4%.

Water Supply Law. In Mexico, we purchase water directly from municipal water companies and pump water from our own wells pursuant to concessions obtained from the Mexican government on a plant-by-plant basis. Water use in Mexico is regulated primarily by the Ley de Aguas Nacionales de 1992 (the 1992 Water Law), and regulations issued thereunder, which created the Comisión Nacional del Agua (the National Water Commission). The National Water Commission is charged with overseeing the national system of water use. Under the 1992 Water Law, concessions for the use of a specific volume of ground or surface water generally run for five-, ten- or fifteen-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request concession terms to be extended upon termination. The Mexican government is authorized to reduce the volume of ground or surface water granted for use by a concession by whatever volume of water is not used by the concessionaire for three consecutive years. However, because the current concessions for each of our plants in Mexico do not match each plant’s projected needs for water in future years, we successfully negotiated with the Mexican government for the right to transfer the unneeded portion of rights under concessions from certain plants to other plants anticipating greater water usage in the future. Our concessions may be terminated if, among other things we use more water than permitted or we fail to pay required concession-related fees. We believe that we are in compliance with the terms of our existing concessions.

Although we have not undertaken independent studies to confirm the sufficiency of the existing or future groundwater supply, we believe that our existing concessions satisfy our current water requirements in Mexico. We can give no assurances, however, that groundwater will be available in sufficient quantities to meet our future production needs.

We do not currently require a permit to obtain water in Argentina. Because our Alcorta plant does not use water from underground sources, no permit for water use is necessary. Instead, we obtain water for the Alcorta plant from Aguas Argentinas, a privately-owned concessionaire of the Argentine government. We can give no assurances, however, that water will be available in sufficient quantities to meet our future production needs.

Environmental Matters. Our operations in Mexico are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The principal legislation is the federal Ley General de Equilibrio Ecológico y Protección al Ambiente (the General Law for Ecological Equilibrium and Environmental Protection, or the Environmental Law), which is enforced by the Secretaría del Medio Ambiente, Recursos Naturales y Pesca (the Ministry of the Environment, Natural Resources and Fisheries, or SEMARNAP). SEMARNAP can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Under the Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances. In particular, Mexican environmental laws and regulations require that we file periodic reports with respect to air and water emissions and hazardous wastes and set forth standards for waste water discharge that apply to our operations. We are also subject to certain minimal restrictions on the operation of delivery trucks in Mexico City. We have implemented several programs designed to facilitate compliance with air, waste, noise, and energy standards established by current Mexican federal and state environmental laws, including a program that installs catalytic converters and liquid petroleum gas in delivery trucks for our operations in Mexico City. See “The Company—Product Distribution.”

In addition, we are subject to the Ley Federal de Derechos (the Federal Law of Governmental Fees). Adopted in January 1993, the law provides that plants located in Mexico City that use deep water wells to supply their water requirements must pay a fee to the city for the discharge of residual waste water to drainage. In 1995, municipal authorities began to test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by SEMARNAP. All of our bottling plants located in the Valley of Mexico Territory, as well as the Toluca plant, met these new standards in 2001, and as a result, we were not subject to additional fees. See “—Description of Property—Production Facilities.”

Our Argentine operations are subject to Argentine federal and provincial laws and regulations relating to the protection of the environment. The most significant of these are regulations concerning waste water discharge, which are enforced by the Secretaría de Recursos Naturales y Ambiente Humano (the Ministry of Natural Resources and Human Environment) and the Secretaría de Política Ambiental (the Ministry of Environmental Policy) for the province of Buenos Aires. Our Alcorta plant meets waste water discharge standards and is in compliance with these standards.

We have expended, and may be required to expend in the future, funds for compliance with and remediation under local environmental laws and regulations. We do not believe that such costs will have a material adverse effect on our results of operations or financial condition. However, since environmental laws and regulations and their enforcement are becoming increasingly more stringent in both Mexico and Argentina as well as in the new Panamco territories, to the extent that we cannot pass on to our customers the increased costs of compliance and remediation, such costs may have a material adverse effect on our future results of operations or financial condition.

Our acquisition of Panamco will subject us to a variety of regulations and taxes in countries where we have not historically conducted operations. See “Item 4. Information on the Company—The Company—The Panamco Acquisition.”

BOTTLER AGREEMENTS

Coca-Cola Bottler Agreements

Bottler agreements are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrates for certain Coca-Cola trademark beverages. We manufacture, package, distribute, and sell soft drink beverages and bottled water in our Mexican Territories under two Mexican bottler agreements we entered into with The Coca-Cola Company. We also manufacture, package, distribute, and sell soft drink beverages and bottled water in our Buenos Aires Territory under our Buenos Aires bottler agreement.

These bottler agreements provide that we will purchase our entire requirement of concentrates for Coca-Cola trademark beverages from The Coca-Cola Company and other authorized suppliers at prices, with terms of payment, and on other terms and conditions of supply as determined from time to time by The Coca-Cola Company at its sole discretion. Although the price multipliers used to calculate the cost of concentrate and the currency of payment, among other terms, are set by The Coca-Cola Company at its sole discretion, we set the price of products sold to retailers at our discretion, subject to the applicability of price restraints. We have the exclusive right to distribute Coca-Cola trademark beverages for sale in our territories in authorized containers of the nature prescribed by the bottler agreements and currently used by our company. These containers include various configurations of cans and returnable and non-returnable bottles made of glass and plastic and fountain containers. See “—The Company—Sales.”

The bottler agreements include an acknowledgment by us that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola trademark beverages and of the secret formulas with which The Coca-Cola Company’s concentrates are made. Subject to our exclusive right to distribute Coca-Cola trademark beverages in our territories, The Coca-Cola Company reserves the right to import and export Coca-Cola trademark beverages to and from Mexico and Argentina. Our bottler agreements do not contain restrictions on The Coca-Cola Company’s ability to set the price of concentrates charged to bottlers and do not impose minimum marketing obligations on The Coca-Cola Company. The prices at which we purchase concentrates under the bottler agreements may vary materially from the prices we have historically paid, including during the periods covered by our financial information attached to this annual report. Under our bylaws and the shareholders agreement, however, an adverse action by The Coca-Cola Company under any of the bottler agreements may result in a suspension of certain veto rights of the directors, referred to in this annual report as Series D Directors, appointed by The Coca-Cola Company. This provides us with limited protection against The Coca-Cola Company’s ability to raise concentrate prices. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”

The Coca-Cola Company has the ability, at its sole discretion, to reformulate any of the Coca-Cola trademark beverages and to discontinue any of the Coca-Cola trademark beverages, subject to certain limitations, so long as all Coca-Cola trademark beverages are not discontinued. The Coca-Cola Company may also introduce new beverages in our territories; in that event, we will have, under the supplemental agreements discussed below, the right of first refusal with respect to the manufacturing, packaging, distribution, and sale of such new beverages subject to the same obligations as then exist with respect to the Coca-Cola trademark beverages under the bottler agreements. The bottler agreements prohibit us from producing or handling cola products other than those of The Coca-Cola Company, or other products or packages that would imitate, infringe upon, or cause confusion with the products, trade dress, containers or trademarks of The Coca-Cola Company, or from acquiring or holding an interest in a party that engages in such activities. The bottler agreements also prohibit us from bottling any soft drink product except under the authority of, or with the consent of, The Coca-Cola Company. The bottler agreements also impose restrictions concerning the use of certain trademarks, authorized containers, packaging, and labeling of The Coca-Cola Company so as to conform to policies prescribed by The Coca-Cola Company. In particular, we are obligated to:

•	Maintain such plant and equipment, staff, and distribution facilities as are capable of manufacturing, packaging, and distributing the Coca-Cola trademark beverages in authorized containers in accordance with our bottler agreements and in sufficient quantities to satisfy fully the demand for these beverages in our territories;

•	Undertake adequate quality control measures prescribed by The Coca-Cola Company;
•	Develop, stimulate, and satisfy fully the demand for Coca-Cola trademark beverages using all approved means, which include the spending of advertising and other marketing funds;
•	Maintain such sound financial capacity as may be reasonably necessary to assure performance by us and our affiliates of our obligations to The Coca-Cola Company; and
•	Submit annually to The Coca-Cola Company our marketing, management, promotional and advertising plans for the ensuing year.

In each of the past five years, The Coca-Cola Company has contributed approximately half of our advertising and marketing budget in the Mexican Territories and, since September 1994, approximately half of such budget in the Buenos Aires Territory. Although we believe that The Coca-Cola Company intends to continue to provide funds for advertising and marketing, it is not obligated to do so under the bottler agreements. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders —The Shareholders Agreement.”

Our two bottler agreements covering the Mexican Territories have terms of ten years and will each expire in June, 2013. The Buenos Aires bottler agreement has a term of ten years and will expire in September, 2004. The bottler agreements are automatically renewable for ten-year terms, subject to non-renewal by either party (with notice to the other party). The bottler agreements are subject to termination by The Coca-Cola Company in the event of default by us. The event of default provisions limiting the change in ownership or control of our company and the assignment or transfer of the bottler agreements are designed to preclude any person not acceptable to The Coca-Cola Company from obtaining an assignment of a bottler agreement or from acquiring our company, and are independent of similar rights set forth in the shareholders agreement. These provisions may prevent changes in our principal shareholders (as discussed below), including mergers or acquisitions involving sales or dispositions of our capital stock, without the consent of The Coca-Cola Company. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders —The Shareholders Agreement.”

In connection with our bottler agreements, we also entered into a tradename licensing agreement with the Coca-Cola Company on June 21, 1993, pursuant to which we are authorized to use certain trademark names of the Coca-Cola Company. The agreement has an indefinite term, but is terminated if we cease to manufacture, market, sell and distribute Coca-Cola products pursuant to the bottler agreements or if the shareholders agreement is terminated. The Coca-Cola Company also has the right to terminate the license agreement if we use its trademark names in a manner not authorized by the bottler agreements.

We entered into two supplemental agreements with The Coca-Cola Company on June 21, 1993 and September 1, 1994, which together clarify and expand certain provisions of our bottler agreements. Among other things, the supplemental agreements:
•	Specify that we have a right of first refusal with respect to the production and distribution of certain new trademark products of The Coca-Cola Company in the territories;
•	Detail the calculation of certain payments upon the occurrence of certain breaches;
•	Describe certain rights of first negotiation and first refusal of The Coca-Cola Company upon termination of any of the bottler agreements;
•	Set forth procedural details for notification and communication relating to specific provisions of the bottler agreements; and
•	Provide that The Coca-Cola Company may authorize other distributors of fountain within the territories and will reimburse us for documented costs relating to enforcement actions to protect certain trademarks of The Coca-Cola Company.

The arrangements between The Coca-Cola Company and the Panamco bottling territories are also governed by bottler agreements. These agreements have different expiration dates and provide The Coca-Cola Company with rights and protections that are similar to those provided to it under our bottler agreements. The bottler agreements covering Panamco’s Mexican territories have ten-year terms ending in 2005. The Panamco bottler agreements in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil have five-year terms.

Mundet Bottler Agreements

On November 2, 2001, we entered into two franchise bottling agreements with Promotora de Marcas Nacionales, an indirect subsidiary of FEMSA, under which we became the sole franchisee for the production, bottling, distribution and sale of Mundet brands in the Valley of Mexico and most of our Southeast of Mexico Territory. Each franchise agreement has a term of ten years and will expire in November, 2011. Both agreements are renewable for ten-year terms, subject to non-renewal by either party with notice to the other party. Other terms and conditions of the franchise agreements are similar to the current arrangements that we have entered into with The Coca-Cola Company for the bottling and distribution of Coca-Cola trademark soft drink beverages.

DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT

The following tables summarize the value of our properties at December 31, 2002.

Total Asset Value Summary At December 31, 2002
	Book Value
	(millions of pesos)	(% of total)
Mexican Territorios	Ps.15,062.1	93.1%
Buenos Aires Territory	1,110.4	6.9%

Total	Ps.16,172.5	100.0%

Property, Plant and Equipment Summary At December 31, 2002
	Book Value
	(millions of pesos)	(% of total)
Valley of Mexico Territory	Ps. 4,385.3	62.9%
Southeast of Mexico Territory	1,803.5	25.9%
Buenos Aires Territory	780.0	11.2%

Total	Ps. 6,969.1	100.0%

Production Facilities

Over the past several years, we made significant capital improvements to modernize our facilities and improve operating efficiency and productivity, including:
•	Increasing the annual capacity of our bottling plants;
•	Installing clarification facilities to process different types of sweeteners;
•	Installing plastic bottle-blowing equipment and can presentation capacity;
•	Modifying equipment to increase flexibility to produce different presentations, including swing lines that can bottle both non-returnable and returnable presentations; and
•	Closing obsolete production facilities.

Mexican Territories. As of December 31, 2002, we owned four bottling plants in the Valley of Mexico Territory with a combined total installed annual capacity of 598.0 million unit cases and a capacity utilization of

63%. In the Southeast of Mexico Territory, we operated four bottling plants with a combined total installed annual capacity of 142.3 million unit cases and with capacity utilization of 73%.

As part of our objective to rationalize bottling capacity, we closed four plants in the Mexican Territories during 2000 and 2001. We have compensated for the installed capacity of the closed plants by increasing production at our other bottling facilities in the Mexican Territories. In November 2001, we completed the second phase of our project to increase the installed capacity of our Toluca plant. The total installed annual capacity of this facility totals approximately 208 million unit cases.

As of December 31, 2002 we operated fifteen distribution centers in the Valley of Mexico and 38 distribution centers in the Southeast of Mexico. We own the majority of our distribution centers in Mexico and we rent the remainder.

Buenos Aires Territory. As of December 31, 2002, we owned one bottling plant in the Buenos Aires Territory with a total installed annual capacity of 207 million unit cases and a capacity utilization of 56%.

As of December 31, 2002, we owned and operated three distribution centers in the Buenos Aires territory.

Production Facility Summary As of December 31, 2002

Territory	Location	Principal Use	Facility Area (thousands of sq meters)	Installed Capacity (millions of unit cases)	% Utilization

Valley of Mexico		Bottling Facility
	Cedro, Distrito Federal		31.5	81.5	59
	Toluca, Estado de México		240.0	206.0	62
	Los Reyes la Paz, Estado de México		28.4	114.5	45
	Cuautitlán, Estado de México		35.0	195.9	76

Southeast of Mexico		Bottling Facility
	Ixtacomitán, Tabasco		90.0	82.4	77
	San Cristobal de las Casas, Chiapas		24.3	26.6	61
	Oaxaca, Oaxaca		9.6	15.1	71
	Juchitán, Oaxaca		26.7	18.2	70

Buenos Aires		Bottling Facility
	Buenos Aires, Argentina		74.2	206.7	56

SIGNIFICANT SUBSIDIARIES

The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2002.

Name of Company	Percentage
Propimex, S.A. de C.V., a Mexican corporation	99.99%
Inmuebles del Golfo, S.A. de C.V., a Mexican corporation	99.99%
Refrescos y Aguas Minerales, S.A. de C.V., a Mexican corporation	99.99%
Coca-Cola FEMSA de Buenos Aires S.A., an Argentine corporation	99.99%

On May 6, 2003, we completed the acquisition of Panamco and as a result we acquired subsidiaries with operations in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil. Panamco and its subsidiaries are not reflected in the financial and other information presented in this annual report as they will only be reflected in our financial statements for periods ending after May 1, 2003.

Item 5. Operating and Financial Review and Prospects

General

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements including the notes thereto. Our consolidated financial statements were prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. Notes 22 and 23 to our consolidated financial statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income, stockholders’ equity and certain other selected financial data.

Pursuant to Mexican GAAP, in our financial statements and the financial information set forth below:
•	nonmonetary assets (including plant, property and equipment of local origin) and stockholders’ equity are restated for inflation based on the local consumer price index; property, plant and equipment of foreign origin are restated based on the exchange rate and inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;
•	gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and
•	all financial statements are restated in constant pesos as of December 31, 2002.

The effect of inflation accounting under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP of net income and stockholders’ equity.

In order to consolidate financial information for Coca-Cola FEMSA de Buenos Aires with our other financial information for a particular period, we translate such subsidiary’s information using the product of the U.S. dollar/Argentine peso exchange rate and the Mexican peso/U.S. dollar exchange rate, in each case as in effect at the end of such period. We restate Coca-Cola FEMSA de Buenos Aires’ financial information for prior periods by applying the Argentine consumer price index and then translate such restated information using the exchange rate in effect at the end of the most recent completed period for which financial results are being reported.

In the following discussion, certain references are made to nominal price changes. Nominal prices refer to the actual stated price charged for a product at a particular point in time and, therefore, nominal prices are not restated to adjust for inflation. Real price increases, which eliminate the effects of inflation or deflation, are lower or higher than nominal price increases, as the case may be. Unless otherwise specified, all growth rates in the following discussion are stated in real terms.

The Panamco Acquisition

On May 6, 2003, we completed the acquisition of Panamco, the largest soft drink bottler in Latin America and one of the three largest bottlers of Coca-Cola products in the world, as measured by sales volume in unit cases sold in 2002. As a result of this acquisition, we are the largest Coca-Cola bottler in Latin America, representing approximately 40% of Coca-Cola volumes in Latin America and the second largest bottler of Coca-Cola products in the world, as measured by sales volume in unit cases sold in 2002. In 2002, Panamco reported net sales of U.S.$2,357.9 million, operating income of U.S.$131.2 million and net income of U.S.$33.2 million, under U.S. GAAP. Panamco sold approximately 1,228 million unit cases in 2002. Additional information regarding Panamco’s historical performance can be found in its annual report filed with the SEC on Form 10-K on March 28, 2003. Such report does not constitute part of this annual report and is not incorporated by reference into this annual report.

We will begin consolidating the results of Panamco during the second quarter of 2003 and, under Mexican GAAP, Panamco’s results will be reflected in our financial statements starting on May 1, 2003. Panamco has historically prepared its financial statements in accordance with U.S. GAAP in U.S. dollars. We have historically and will continue to prepare our financial statements in accordance with Mexican GAAP in Mexican pesos. When presented in Mexican GAAP and in Mexican pesos as part of our consolidated results, the results of Panamco may be significantly different from and may not be comparable to those reported by Panamco for prior periods. We may not provide separate financial statements for Panamco for future periods. In addition, because Panamco will not be included in our financial statements for periods prior to the second quarter of 2003, our future quarterly results will be comparable starting with the third quarter of 2004 as compared to the third of 2003 and our future annual results will be comparable starting with the full year of 2005 as compared to the full year of 2004.

Panamco has recorded significantly lower operating margins than us in recent years, reflecting in part deterioration of macroeconomic and political conditions in some of the countries in which it operates and competitive pressures. Our ability to maintain our margins will depend on our ability to generate synergies from the combination of the Mexican operations and to put in place new strategies in some of our new territories, as well as on macroeconomic conditions and competitive pressures throughout Latin America.

The Panamco acquisition significantly increases the geographic diversity of our operations, although the Mexican operations of both companies represent the single largest portion of the business, representing 53% of the combined volume for the two businesses in 2002. We now operate in a number of countries throughout Latin America in which we have not previously operated and that present different or greater country risk than Mexico. Since 2002, Panamco’s results have been adversely impacted by events in Venezuela. We also now operate in Brazil, Colombia and other countries in Latin America, which have experienced political or economic difficulties in recent periods. Our future results may be significantly affected by the general economic and financial conditions in the countries where we operate, particularly in Mexico, and by the devaluation of the local currency in those countries, by inflation and high interest rates in those countries, or by political developments or changes in law in those countries. See “Item 4. Information on the Company—The Panamco Acquisition.”

We are currently planning and taking certain initial steps towards the integration of our new operations. Our primary objective is to achieve complete integration in the operations and management of the two companies’ Mexican operations, which we believe complement each other in numerous areas, with the goal of realizing important synergies in distribution, back-office operations, manufacturing and procurement, including through the closure and integration of facilities and headcount reductions. We have begun the process of closing Panamco’s executive offices in Miami, Florida. We are in the process of evaluating the operations and strategies of our new businesses outside Mexico, and we have begun to replicate some of our management practices and systems throughout our new territories.

We have not yet concluded our valuation of Panamco’s assets and liabilities, but have preliminarily determined that the excess purchase price over the fair value of Panamco’s tangible assets and liabilities will be primarily recorded as identifiable intangible assets with indefinite lives, consisting principally of our rights under our bottler agreements. Starting in January 2003, consistent with U.S. GAAP, intangible assets with indefinite lives will not be subject to amortization under Mexican GAAP, but will be subject to annual impairment tests. We can give no assurance that our preliminary conclusions will not change as a result of new information or developments.

We anticipate investing significant amounts over the next few years in connection with the integration and for modernizing certain of our recently acquired facilities. We do not currently have an estimate of all amounts required, but plan to finance any such costs and investments with cash flow from operations. We expect that these investments will improve our operations and profitability in these new territories.

We have incurred the following new indebtedness, totaling approximately U.S.$1,978 million (including approximately U.S.$373 million used to refinance existing Panamco indebtedness), in connection with the acquisition of Panamco:
•	Bridge Loans in the amount of Ps.1,006.2 million and U.S.$739 million, each of which matures in April 2004;
•	Term Loans in the amount of Ps.2,741.3 million (maturing in five years, with semi-annual installments beginning in 30 months), U.S.$286.5 million (maturing in three years) and U.S.$208.5 million (maturing in five years, with semi-annual installments beginning in 30 months); and

•	Mexican Certificados Bursátiles in the amount of Ps.2,000 million (maturing in four years), Ps.1,250 million (maturing in five years) and Ps.1,000 million (maturing in seven years).

We have also acquired approximately U.S.$512.1 million of existing indebtedness of Panamco, which is denominated in U.S. dollars, Mexican pesos and Colombian pesos. The Bridge Loans and, to a lesser extent the Term Loans and the Certificados Bursátiles, contain restrictions on the conduct of our business. Specifically, the Bridge Loans significantly restrict our ability and the ability of our subsidiaries to incur additional indebtedness, to make investments or acquisitions, to dispose of assets or to engage in certain other fundamental transactions and require us to maintain certain financial ratios.

Effects of Economic Conditions

Our results of operations are affected by economic conditions in Mexico and in the other countries in which we operate. In periods of slow economic growth and high inflation, demand for soft drinks tends to be adversely affected, decreasing our sales volumes. Because a large percentage of our costs are fixed costs our profits margins may suffer from reduced demand. Alternatively, demand may shift to lower margin products or lower margin presentations. We may not be able to preserve our profit margins by reducing costs and expenses. See “Item 3. Key Information—Risk Factors.”

Our results of operations are also affected by changes in currency exchange rates. Devaluation of the peso against the U.S. dollar, such as occurred in the second half of 2002, may result in exchange losses on our net U.S. dollar-denominated indebtedness. In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Our ability to pay U.S. dollar-denominated debt or other costs and expenses denominated or determined by reference to the U.S. dollar may be adversely affected by devaluations of currencies in any of the countries in which we operate, particularly the Mexican peso, against the U.S. dollar.

Operating Leverage

We are engaged in capital intensive activities. The high utilization of the installed capacity of our production facilities results in better fixed cost absorption, as increased output results in higher revenues without additional fixed costs. Absent significant increases in variable costs, gross profit margins will expand when production facilities are operated at higher utilization rates. Alternatively, higher fixed costs will result in lower gross profit margins in periods of lower output.

In addition, our commercial operations are carried out through extensive distribution networks, the principal fixed assets of which are warehouses and trucks. Our distribution systems are designed to handle large volumes of beverages. Fixed costs represent an important proportion of our total distribution expense. Generally, the higher the volume that passes through the distribution system, the lower the fixed distribution cost as a percentage of the corresponding revenues. As a result, operating margins improve when the distribution capacity is operated at higher utilization rates. In contrast, periods of decreased utilization because of lower volumes will negatively impact our operating margins.

Revenue Recognition

We recognize revenues when title transfers or services are rendered to customers. We consider the title transferred when products are shipped to independent wholesalers and/or retail customers.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are described in Notes 3 and 4 to our consolidated financial statements. On an on-going basis, we evaluate our estimates and judgments, and we believe our most critical accounting policies that imply the application of estimates and/or judgments are:

Property, plant and equipment. Our depreciation expense was Ps.520.9 million in 2002, as compared to Ps.594.6 million in 2001 and Ps.650.7 million in 2000. Property, plant and equipment are depreciated over their useful lives. The estimated useful life of such assets represents the period that they remain in service and generate revenues. We base our estimates on independent appraisals and the experience of our technical personnel. We are currently conducting appraisals of the assets acquired in connection with the Panamco acquisition, in order to present their value in accordance with Mexican GAAP. We are considering making new investments to upgrade and modernize certain of Panamco’s plant and equipment and retiring or closing other. These actions may result in a decrease in the average life of our consolidated assets.

We describe the methodology used to restate imported equipment in Note 4 e) to our consolidated financial statements, which includes applying the exchange and inflation rates of the country of origin utilized as permitted by Mexican GAAP. We believe this method more accurately presents the fair value of the assets than restated cost determined by applying inflation factors derived from the local consumer price index.

Bottles and cases. We classify returnable bottles and cases as fixed assets, in accordance with industry practices. Breakage is accounted as an expense when it is incurred, and returnable bottles and cases are not depreciated. Non-returnable presentations are expensed as part of goods sold. Breakage expense for returnable presentations was Ps.192.1 million, Ps.198.8 million and Ps.279.1 million in 2002, 2001 and 2000, respectively.

As a significant amount of bottles and cases are held by customers and not by us at any given time, calculating breakage expense requires us to estimate the breakage that will result from returnable presentations held by customers at period end. Our estimates vary primarily based on the mix of returnable presentations in the market and the quality of materials used for the presentation.

Valuation of goodwill and long-lived assets. We carry substantial amounts on our balance sheet for property, plant and equipment net of accumulated depreciation and amortization. As a result of the Panamco acquisition, we will also carry significant amounts of intangible assets with indefinite lives. We annually review the carrying value of our goodwill and long-lived assets for recoverability. We also review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If they are impaired, we are required to recognize a loss by writing off part of their value. The analysis we perform requires that we estimate the future cash flows attributable to these assets, and these estimates require us to make a variety of judgments about our future operations, including, without limitation, volume, prices, costs, inflation, exchange rates and interest rates. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

Due to the uncertainty and instability of the economic environment in Argentina, we wrote down in the third quarter of 2002, Ps.401.8 million (A$129.5 million) of the goodwill generated by the acquisition of the territories served by our wholly owned subsidiary Coca-Cola FEMSA de Buenos Aires. Given the present economic situation in Argentina, we believe that the current net asset value (A$288.6 million) of our foreign subsidiary is fairly valued, and although we can give you no assurance, we do not expect to recognize additional impairments in the future in Argentina. With the exception of the write-down in the third quarter of 2002, our evaluations throughout the year and up to the date of this filing, did not lead to any other significant impairment of goodwill or long-lived assets.

Under Mexican GAAP, the remaining value of goodwill will continue to be amortized in the income statement. Changes in economic or political conditions in Argentina or in our business, however, may cause us to change our current assessment. Consolidated goodwill related to Argentina as of December 31, 2002 amounted to A$49.0 million.

As we discuss in Note 4 i) to our consolidated financial statements, goodwill is the difference between the price paid and book value (substantially equal to fair value as a result of restatement for the effects of inflation under Mexican GAAP) of the net assets acquired. For Mexican GAAP purposes, this difference must be amortized over a period of 20 years and is recorded in the currency of the country in which the assets are located. We calculate the restatement by applying the inflation rate of the country of origin, then translating it into Mexican pesos at the year-end exchange rate.

Income taxes. We recognized deferred tax assets and liabilities based on the differences between the financial statements carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to record additional valuation allowances against deferred tax assets resulting in additional income tax expense.

Beginning in 2003, the statutory income tax rate in Mexico will decrease one percentage point per year until 2005, when the rate will be 32%. In accordance with this tax rate reduction, we decided to recognize under Mexican GAAP in December 2001, a reduction in deferred income tax liabilities and in the income tax provision for 2001 of Ps.238 million, based on the expected dates of reversal of the temporary differences. Depreciation of fixed assets represents the most important temporary difference that will be reversed in the future years at a lower rate. For U.S. GAAP, a change in the statutory tax rate may not to be considered until the enactment date, which is January 1, 2002.

Labor liabilities. Our labor liabilities are comprised of pension plans and seniority premiums. Seniority premiums are amounts required to be paid by Mexican law to employees who work for 15 years or more with us, at the time the employee leaves the company. Amounts payable vary depending on the employee’s years of service and salary. Determining our obligations and expenses for these labor obligations depends on certain assumptions used by actuaries in calculating such amounts. We evaluate our assumptions at least annually. Those assumptions are described in Note 13 to our consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs and certain employee-related factors, such as turnover, retirement age and mortality. In accordance with Mexican and U.S. GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expenses and recorded obligations in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our labor obligations and our future expense. The following table is a summary of the three key assumptions to be used in determining 2003 annual pension and seniority premium expense, along with the impact on these expenses of a 1% change in each assumed rate.

Assumption	2003 rate (in real terms)	Impact of 1% change (millions of Mexican pesos)(1)(2)

Discount rate	6.00%	+179.8
		-209.4
Salary growth rate	2.00%	+201.4
		-156.1
Long-term asset return	6.00%	+179.8
		-209.4

(1)	The impact is not the same for an increase of 1% as for a decrease of 1% because the rates are not linear.
(2)	"+" refers to an increase of 1% “-” indicates a decrease of 1%.

Results of Operations

The following table sets forth our consolidated income statement for the years ended December 31, 2002, 2001, and 2000:
	Year ended December 31,
	2002(1)	2002	2001	2000
	(millions of U.S. dollars or constant Mexican pesos at December 31, 2002)
Revenues:
Net sales	$1,672.4	Ps.17,491.5	Ps.16,612.3	Ps.15,968.5
Other operating revenues	12.3	128.5	117.2	66.9

Total revenues	1,684.7	17,620.0	16,729.5	16,035.4
Cost of sales	777.4	8,130.0	7,737.8	7,773.3

Gross profit	907.3	9,490.0	8,991.7	8,262.1
Operating expenses:
Administrative	133.5	1,396.5	1,287.2	1,304.3
Selling	345.7	3,616.0	3,730.9	3,769.3

	479.2	5,012.5	5,018.1	5,073.6
Goodwill amortization	3.6	37.3	100.7	108.3

Income from operations	424.5	4,440.2	3,872.9	3,080.2
Integral cost of financing :
Interest expense	(31.9)	(334.1)	(329.8)	(366.5)
Interest income	24.2	252.6	273.8	137.6
Foreign exchange gain (loss), net	18.9	197.2	(6.3)	(378.2)
Gain (loss) from monetary position	36.9	385.5	(81.0)	6.7

Total integral cost of financing	47.9	501.2	(143.2)	(600.3)
Other expenses, net	51.1	534.3	37.3	96.0

Income for the year before income	421.4	4,407.1	3,692.4	2,383.9
taxes, employee profit sharing and
change in accounting principles
Income taxes and employee profit sharing .	176.2	1,842.9	1,461.1	1,025.6
Change in accounting principles	-	-	29.0	-

Net income	$245.2	Ps.2,564.2	Ps.2,202.3	Ps.1,358.3

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps.10.459 to U.S.$1.00, solely for the convenience of the reader.

Results of Operations for the Year Ended December 31, 2002; Compared to the Year Ended December 31, 2001.

	Year ended December 31,
	2002	2001	2002	2001
	Mexican Territories		Buenos Aires Territory
	(millions of constant Mexican pesos at December 31, 2002)
Revenues:
Net sales	Ps.16,132.8	Ps.15,117.9	Ps.1,358.7	Ps.1,494.4
Other operating revenues	65.7	62.7	62.8	54.5

Total revenues	16,198.5	15,180.6	1,421.5	1,548.9

Cost of sales	7,197.6	6,874.1	932.4	863.7

Gross profit	9,000.9	8,306.5	489.1	685.2
Operating expenses:
Administrative	1,303.2	1,207.6	93.5	79.6
Selling	3,268.4	3,262.1	347.4	468.8

	4,571.6	4,469.7	440.9	548.4
Goodwill amortization	7.9	7.9	29.4	92.8

Income from operations	Ps.4,421.4	Ps.3,828.9	Ps.18.8	Ps.44.0

Net Sales. Consolidated net sales grew by 5.3% in 2002, principally reflecting growth in the Mexican territories which more than offset a decrease in net sales in Argentina.

Net sales grew by 6.7% in the Mexican territories. During 2002, our average real price per unit case increased by 1.1%, mainly due to price increases implemented in the Valley of Mexico during February 2002. Sales volume in the Mexican territories grew by 5.6% to 504.7 million unit cases during 2002 and represented 81.3% of our consolidated sales volume. During 2002, as compared to 2001, sales volume in the Mexican territories:
•	in colas, increased 0.8%, to 362.2 million unit cases.
•	in flavored soft drinks, increased 12.9%, to 110.9 million unit cases.
•	in Ciel, still and sparkling water, increased 27.4%, to 23.9 million unit cases.

The following chart sets forth sales volume and average unit price per case for 2002, as well as percent growth over 2001 in our Mexican territories.
	Excluding Kin light (1)		Including Kin light (1)
	Total	% Growth	Total	% Growth
Sales volume(2)	498.4	4.3	504.7	5.6
Avg. unit price	Ps.32.37	2.3	Ps.31.97	1.1

(1)	We distributed our Kin light brand on a complimentary basis powdered beverage during the year in order to better examine this category’s potential and evaluate consumption patterns and price strategies.
(2)	Millions of unit cases.

We believe that the principal volume drivers in the Mexican territories in 2002 were:
•	strong performance of Mundet beverages and still water, featuring the new 5-liter jug of Ciel;
•	continued expansion in the flavor and “new categories” segments with the introduction of new products, such as Beat, Mickey Aventuras, Kin Light and Nestea; and
•	modest volume growth in the core cola portfolio.

Net sales in the Buenos Aires territory decreased by 8.2% in 2002, despite an 11% decline in sales volume. In Buenos Aires, our average real price per unit case increased by 2.2% in 2002, as a result of a 67% weighted average price increase implemented during the year that offset the effect of inflation and a change in mix to returnable packages which generate a lower price per unit. The 11% decline in sales volume reflects continued economic uncertainty in Argentina.

We responded to the challenges presented by the Argentine market in 2002 with the objective of defending the equity of our brands, regaining market presence from “B” brands, extracting positive cash flow, and reducing our cost structure. As the year progressed, our commercial strategies yielded a more favorable outcome, closing the year with volume growth of 3.0% in the fourth quarter of 2002. Our principal commercial strategy was shifting the mix towards returnable packages, which increased from 5.8% of the mix in 2001 to 12.4% in 2002. The shift was led by the 1.25-liter glass returnable presentation of Coca-Cola, Fanta and Sprite, which was introduced in the second quarter of 2002 and represented 16.6% of our sales volume in Argentina during the fourth quarter of 2002.

Other Operating Revenues. Other operating revenues increased by 9.6% in 2002, to Ps.128.5 million. The increase primarily reflects revenues obtained from toll production agreements in Argentina with neighboring Coca-Cola bottlers, whereby we have been toll producing beverages for sales in their territories.

Cost of Sales. The components of cost of sales include raw materials (principally sweeteners, soft drink concentrate, packaging materials and water), depreciation expenses attributable to the Company’s production facilities, wages and other employment expenses associated with the labor force employed at our production facilities and certain overhead expenses. Concentrate prices, which are payable in local currency, are determined as a percentage of the wholesale price of our products net of any value-added or similar taxes. See “Item 4. Information on the Company—The Company—Raw Materials.”

As a percentage of net sales, cost of sales remained substantially unchanged during 2002 as compared to 2001 (46.48%, as compared to 46.58%). In Mexico, the cost of sales as a percentage of sales declined by 0.9 percentage points (to 44.61%) due to a greater absorption of fixed costs driven by sales volume growth. In Buenos Aires, cost of sales as a percentage of net sales during 2002 increased 9.8 percentage points (to 64.0%) as a result of lower absorption of fixed costs driven by volume decline, higher prices for raw materials particularly those with prices quoted in U.S. dollars, and higher depreciation resulting from the restatement to year-end values of foreign currency denominated assets following the significant devaluation of the Argentine peso.

Operating Expenses. Consolidated operating expenses decreased by 0.1% in 2002 as compared to 2001, by 1.6 percentage points if compared as a percent of total revenues (to 28.4% from 30.0%). The decrease, in absolute terms, resulted from a 3.1% decline in selling expenses, which offset an 8.5% increase in administrative expenses. The increase in administrative expenses was due in part to increases in payroll taxes in Mexico following new legislation adopted at the beginning of the year.

In Mexico, operating expenses decreased slightly as a percentage of total revenues (by 120 basis points to 28.2%). This reflects primarily a decrease of 130 basis points in selling expenses as a percentage of total revenues. Administrative expenses remained unchanged as a percentage of total revenues.

In Buenos Aires, selling expenses decreased by 25.8%, a reduction of 580 basis points as a percentage of total revenues resulting from lower marketing expenses and headcount reduction combined with adjustments in salaries. Administrative expenses in Argentina increased by 17.6% as a result of higher depreciation resulting mostly from the restatement to year-end values of the leases of our computer equipment recorded in foreign currencies, following the significant devaluation of the Argentine peso.

We incur various expenses related to the distribution of our products. We include these types of costs in the selling expenses line of our income statement. During 2002 and 2001, our distribution costs amounted to Ps.1,990.8 million and Ps.2,112.8 million, respectively. The exclusion of these charges from our cost of sales line may result in the amounts reported as gross profit not being comparable to other companies, who may include all expenses related to their distribution network in cost of sales when computing gross profit (or an equivalent measure).

Goodwill. Goodwill amortization for 2002 was Ps.37.3 million, compared to Ps.100.7 million for 2001. Due to the uncertainty and instability of the economic environment in Argentina, during the third quarter of 2002, we wrote down Ps.401.8 million (A$129.5 million) of the goodwill generated by the acquisition of the territories served by our wholly owned subsidiary Coca-Cola FEMSA de Buenos Aires. This non-cash impairment charge was recorded under “other expense, net,” in our consolidated income statement. Given the present economic situation in Argentina, we believe that the current net asset value (A$288.6 million, or approximately U.S.$85.6 million) of our foreign subsidiary is fairly valued, and although we can give you no assurance, we do not expect to recognize additional impairments in the future. Under Mexican GAAP, the remaining value of goodwill will continue to be amortized in the income statement. Changes in economic or political conditions in Argentina or in our business, however, may cause us to change our current assessment. Consolidated goodwill related to Argentina as of December 31, 2002 amounted to A$49.0 million.

Operating Income. Consolidated income from operations after amortization of goodwill grew by 14.6% to Ps.4,440.2 million in 2002. Operating income as a percentage of total revenues increased by 200 basis points in 2002, from 29.5% to 30.7%. This increase primarily reflects (i) a decrease in operating expenses, (ii) a 3.2% increase in the average price per unit case, (iii) a slight reduction in cost of sales per unit case and (iv) lower goodwill amortization expenses because of a non-cash impairment charge to goodwill relating to our Argentine operations in July 2002.

Integral Cost of Financing. The term “integral cost of financing” refers to the combined financial effects of net interest expense or interest income, net foreign exchange gains or losses and net gains or losses on monetary position. Net foreign exchange gains or losses represent the impact of changes in foreign exchange rates on assets or liabilities denominated in currencies other than pesos. A foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the peso between the date the liability is incurred or the beginning of the period, whichever comes first, and the date it is repaid or the end of the period, whichever comes first, as the appreciation of the foreign currency results in an increase in the amount of pesos which must be exchanged to repay the specified amount of the foreign currency liability. The gain or loss on monetary position refers to the impact of inflation on monetary assets and liabilities.

In 2002, we reported income of Ps.501.2 million from integral cost of financing, as compared to a loss of Ps.143.2 million in 2001. This improvement principally reflects:
•	A net foreign exchange gain of Ps.197.2 million in 2002, as compared to a loss of Ps.6.3 million in 2001. In 2002, both the Mexican peso and the Argentine peso depreciated in value against the U.S. dollar, resulting in foreign exchange gains on our U.S. dollar-denominated cash positions in Mexico and Argentina. In 2001, the Mexican peso appreciated in value against the U.S. dollar.
•	A gain on monetary position of Ps.385.5 million in 2002, as compared to a loss on monetary position of Ps.81.0 million in 2001. This improvement primarily reflects the effect of inflation on our net monetary liability position in Argentina. Argentina experienced significant inflation in 2002 as opposed to deflation in 2001, resulting in a monetary gain on our Argentine peso liabilities in 2002 and a loss in 2001.

These factors more than offset an increase in net interest expenses of Ps.25.6 million, which reflects primarily a slight increase in interest expenses generated by the devaluation of the Mexican peso against the U.S. dollar and a decrease in interest income generated by a reduction in interest rates as applied to our cash balances.

Until June 30, 2002, we calculated foreign exchanges losses or gains on the U.S. dollar liabilities incurred in connection with the acquisition of Coca-Cola FEMSA de Buenos Aires, or KOFBA, only with respect to the un-hedged portion of such liabilities. According to Mexican GAAP, the investment in KOFBA was designated as a hedge to the indebtedness incurred. As of June 30, 2002, the dollar-denominated outstanding liabilities relating to the acquisition of KOFBA amounted to U.S.$300 million and the net investment in KOFBA was U.S.$118.1 million, resulting in un-hedged liabilities of U.S.$181.5 million. Since July 2002, we discontinued using our investment in KOFBA as a hedge. We determined that our current operations in Argentina do not represent a natural hedge of these liabilities given the current volatility of the exchange rate between the Argentine peso and the U.S. dollar and the elimination of the one-to-one parity between those currencies. The Audit Committee of our Board of Directors approved this determination.

Other Expenses. Other expenses increased significantly from Ps.37.3 million in 2001 to Ps.534.3 million in 2002, mainly as a result of the Ps.401.8 million impairment recognized during the third-quarter of 2002 in connection with the goodwill generated by the acquisition of our Argentine operations and severance payments in connection with the restructuring of certain of our operations in Mexico and Argentina.

Income Tax, Tax on Assets and Employee Profit Sharing. Income taxes and employee profit sharing increased from Ps.1,461.1 million in 2001 to Ps.1,842.9 million in 2002. The Company’s consolidated effective income tax, tax on assets and employee profit sharing rate increased from 39.6% in 2001 to 41.8% in 2002. In 2002, our effective tax rate increased because the impairment charge mentioned above is non-deductible for tax purposes. Excluding that charge, our effective tax rate in 2002 would have been 38.3%.

Net Income. Consolidated net income increased by 16.4% to Ps.2,564.2 in 2002, resulting in earnings per share (EPS) of Ps.1.80 (U.S.$ 0.17 per ADR).

Results of Operations for the Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000
	Year ended December 31,
	2001	2000	2001	2000

	Mexican Territories		Buenos Aires Territory
	(millions of constant Mexican pesos at December 31, 2002)
Revenues:
Net sales	Ps.15,117.9	Ps.14,427.9	Ps.1,494.4	Ps.1,540.6
Other operating revenues	62.7	50.0	54.5	16.9

Total revenues	15,180.6	14,477.9	1,548.9	1,557.5

Cost of sales	6,874.1	6,877.1	863.7	896.2

Gross profit	8,306.5	7,600.9	685.2	661.3
Operating expenses:
Administrative	1,207.6	1,216.5	79.6	87.7
Selling	3,262.1	3,323.5	468.8	445.9

	4,469.7	4,540.0	548.4	533.6
Goodwill amortization	7.9	7.9	92.8	100.4

Income from operations	Ps.3,828.9	Ps.3,053.0	Ps.44.0	Ps.27.3

Net Sales. Net sales grew by 4.8% in the Mexican Territories. During 2001, there was a 4.0% real price increase per unit due to a change in the product and packaging mix. Sales volume in the Mexican Territories grew by 3.6% to 477.9 million unit cases during 2001, representing 78.6% of our total sales volume. As compared to the previous year, 2001 sales volume increased by 2.4% for colas and 4.2% for flavored soft drinks. Sales volume of Ciel still water in the same period increased by 31.0% to 14.9 million unit cases.

The 3.6% sales volume growth in the Mexican Territories was the result of new product launches such as Senzao, Ciel Mineralizada (sparkling water), and Powerade and packaging such as the new eight-ounce non-returnable glass presentation for Coca-Cola and the 250-milliliter PET non-returnable presentation for Fanta, Lift, and Delaware Punch.

In Argentina, average real price per unit decreased by 9.3% in 2001, a result of consumer migration to lower-price brands and larger presentations with a lower price per ounce. Although sales volume increased by 6.9%, lower average price per unit case offset this increase, resulting in a 3.0% reduction in net sales during 2001. Notwithstanding the adverse economic conditions in Argentina, sales volume increased as a result of our stronger brand portfolio. The launch of Schweppes Ginger Ale, Citrus and Tonic, Hi-C Orange and Apple Crush, and Taí which resulted in 34.4% growth in flavored soft drinks, contributed to increase in sales volume. Total cola sales decreased slightly by 1.5%.

Other Operating Revenues. Other operating revenues increased from Ps.66.9 million in 2000 to Ps.117.2 million in 2001. The growth of these revenues mainly reflected the toll bottling contracts that we have with other bottlers of the Coca-Cola System in Argentina.

Cost of Sales. As a percentage of net sales, consolidated cost of sales decreased by 2.1 percentage points over 2001 as a result of (i) higher fixed-cost absorption driven by sales volume growth, (ii) lower unit price of certain raw materials due to the appreciation of the Mexican peso over the U.S. dollar, and (iii) fixed-cost reductions resulting from the closing of one plant and two distribution facilities in the Valley of Mexico during 2001 and three plants in Mexico during 2000.

In Buenos Aires, cost of sales as a percentage of net sales decreased by 0.4 percentage points, mainly due to fixed-cost reductions resulting from productivity and efficiency initiatives and the closing of the San Justo plant in 2000 and the Roca distribution center in 2001.

Operating Expenses. Consolidated operating expenses decreased by 1.1% to Ps.5,018.1 million in 2001 from Ps.5,073.6 million in 2000. This slight abatement resulted from a decline of 0.4% and 1.2% in selling and administrative costs, respectively.

As a percentage of total revenues, selling and administrative expenses decreased in Mexico by 1.5 percentage points and 0.4 percentage points, respectively, reflecting an increase in sales volumes, a decrease in distribution costs, and lower bottle and case breakage costs due to a higher non-returnable volume mix.

In Argentina, selling expenses as a percentage of total revenues increased by 1.7 percentage points, representing a 5.1% increase in absolute terms resulting from higher marketing costs. Administrative expenses in Argentina decrease 0.5 percentage points, representing a decrease of 9.3% in absolute terms due to savings achieved from headcount reductions and the implementation of a seasonal labor program.

During 2001 and 2000, our distribution costs amounted to Ps.2,112.8 million and Ps.2,186.3 million, respectively. Distribution costs are included in the selling expenses line of our income statement, rather than as cost of sales.

Goodwill. Goodwill amortization in 2001 totaled Ps.100.7 million, as compared to Ps.108.3 million in 2000, a reduction of 7.0%. This decrease occurred as a consequence of the effect of Mexican inflation on goodwill associated with the 1994 acquisition of Coca-Cola FEMSA de Buenos Aires when restated in 2002 Mexican pesos.

Operating Income. Consolidated income from operations after goodwill amortization grew by 25.7% to Ps.3,872.9 million in 2001. Lower cost of sales per average unit case and a slight decline in operating expenses affected a 4.0 percentage point increase in operating income as a percentage of total revenues.

Integral Cost of Financing. The integral cost of financing decreased by 76.1%, from Ps.600.3 million in 2000 to Ps.143.2 million in 2001. The following factors contributed to the net decrease:
•	Net interest expense in 2001 declined by 75.5% as compared to 2000, due to higher cash holdings as well as the appreciation of the Mexican peso against the U.S. dollar. The majority of our interest expenses are denominated in U.S. dollars.
•	Monetary position shifted from a gain of Ps.6.7 million in 2000 to a loss of Ps.81.0 million in 2001, a result of the Mexican inflation adjustments applied to the net monetary assets of our Mexican operations and the Argentine deflation adjustments applied to the net monetary liabilities of our Argentine operations.
•	Foreign exchange loss totaled Ps.6.3 million during 2001, as compared to Ps.378.2 million in 2000. This decrease reflected the effect of the depreciation of the Argentine peso against the U.S. dollar as applied to our U.S. dollar-denominated asset position (consisting principally of cash) in Buenos Aires, which offset the loss generated by the appreciation of the Mexican peso against the U.S. dollar as applied to our dollar-denominated cash position in Mexico. We applied an exchange rate of A$1.70 per U.S. dollar for the period ending December 31, 2001.

Other Expenses. Other expenses are primarily related to production and distribution rationalization efforts and headcount reductions. This category of expenses decreased from Ps.96.0 million in 2000 to Ps.37.3 million in 2001.

Income Tax, Asset Tax and Employee Profit Sharing. Income tax, tax on assets, and employee profit sharing increased by 42.4%, from Ps.1,025.6 million in 2000 to Ps.1,461.1 million in 2001. Our consolidated effective income tax, tax on assets, and employee profit sharing rate decreased from 43.5% in 2000 to 39.6% in 2001, mainly due to the inclusion of deferred taxes resulting from changes to the Mexican Income Tax Law.

Net Income. Net income for 2001 increased by 62.1% to Ps.2, 202.3 million from Ps.1, 358.3 million in 2000. This gain resulted principally from a 25.7% increase in operating income and a decrease of 76.1% in the integral cost of financing.

Liquidity and Capital Resources

Liquidity. The principal source of our liquidity is cash generated from operations. We have traditionally been able to rely on cash generated from operations to fund our working capital requirements because a significant majority of our sales are on a cash or short-term credit basis. We have also been able to rely on cash generated by operations to fund our capital expenditures. In addition to cash generated from operations, we have used new borrowings to fund acquisitions of new territories. We have relied on a combination of borrowings from Mexican and international banks, borrowings in the international capital markets and, more recently, borrowings in the Mexican capital markets. We are in the process of negotiating a stand-by line of credit with The Coca-Cola Company in the principal amount of U.S.$250 million to support investments that we may need during difficult economic periods prior to May 2006. See “Item 4. Information on the Company—The Panamco Acquisition—Coca-Cola Memorandum.” Our principal use of cash has been for capital expenditure programs, debt servicing and dividend payments.

Principal Sources and Uses of Cash Year ended December 31, (millions of constant pesos at December 31, 2002)
	2002	2001	2000
Net resources generated by operations	Ps. 3,801.0	Ps. 3,342.8	Ps. 2,544.1
Net resources used in investing activities(1)	(1,340.9)	(826.2)	(920.6)
Bank loans, notes and interest payable	(19.7)	(18.1)	25.0
Dividends declared and paid	(585.0)	(318.8)	(260.3)

(1)	Includes property, plant and equipment plus deferred charges and investment in shares.

We believe that internal resources will be adequate to meet currently expected working capital needs and to meet our capital expenditures in 2003.

Our ability and the ability of our subsidiaries to incur additional indebtedness is restricted by the terms of the financings obtained to fund the Panamco acquisition, in particular the Bridge Loans. These restrictions may affect our ability to respond to unexpected significant demands for cash and our ability to make new acquisitions. We have to repay or refinance the Bridge Loans by April 2004. We expect to repay the Bridge Loans primarily with new financings on the capital markets. We believe that our ability to obtain these financings, at all or on attractive terms, will primarily depend on our ability to maintain investment grade ratings for our company, which in turn depends on many factors some of which, such as economic and political conditions in our markets are outside our control. The terms of any new indebtedness used to refinance the Bridge Loans may also contain limitations on our ability to incur additional indebtedness, as well as other restrictions.

Contractual Obligations

The table below sets forth our long-term contractual obligations as of December 31, 2002. The table does not include short-term debt, accounts payable or pension liabilities.
	As of December 31, 2002 Amounts in millions of Mexican pesos
Contractual Obligations(1)	Total	2003	2004	2005	2006	2007	2008 and thereafter
Long-Term Debt(2)	3,142.2	2.3	1,048.1	-	2,091.8	-	-
Capital Lease Obligations	36.9	7.0	7.1	7.0	7.0	7.0	1.8
Operating Lease Obligations	210.5	60.1	62.3	54.7	18.5	13.2	1.7

(1)	Does not include the obligations incurred on December 22, 2002 in connection with the Panamco acquisition, as the acquisition was completed on May 6, 2003. See “Item 4. Information on the Company—The Company—The Panamco Acquisition.” Other than the merger agreement for the Panamco acquisition and purchase agreements entered into in the ordinary course of business, we had no outstanding material purchase obligations at December 31, 2002.
(2)	All of our long-term debt at December 31, 2002 was denominated in U.S. dollars.

As of December 31, 2002, we had total consolidated indebtedness of approximately Ps.7,048.7 million, of which Ps.3,169.8 million was long term debt and 100% of our indebtedness was denominated and payable in U.S. dollars.

Our current financing policy is to rely primarily on internally generated resources to fund existing operations and capital expenditures while relying on external resources to finance the acquisition of new bottling territories, as we recently did for Panamco’s acquisition. Our indebtedness as of May 31, 2003, is primarily related to:
•	the acquisition of Panamco, for which we incurred U.S.$1,978 million of new debt (including amounts used to refinance approximately U.S.$373 million of Panamco’s existing debt) and additionally acquired U.S.$512 million of Panamco’s existing debt;
•	the acquisition of a 51% interest in the Buenos Aires Territory from The Coca-Cola Company, for which we borrowed approximately U.S.$100 million under a ten-year private placement in 1994, and
•	a U.S.$200 million ten-year Yankee bond issued in October 1996, the proceeds of which were primarily used to repay short-term indebtedness incurred to increase our interest in Coca-Cola FEMSA de Buenos Aires to 75% and to fund the purchase of certain corporate assets of an Argentine Coca-Cola bottler, SIRSA, including inventory and the assignment of certain commercial contracts.

The new indebtedness incurred in connection with the acquisition of Panamco consists primarily of:
•	Bridge Loans in the amount of Ps.1,006.2 million and U.S.$739 million, each of which matures in April 2004;
•	Term Loans in the amount of Ps.2,741.3 million (maturing in five years, with semi-annual installments beginning in 30 months), U.S.$286.5 million (maturing in three years) and U.S.$208.5 million (maturing in five years, with semi-annual installments beginning in 30 months); and
•	Mexican Certificados Bursátiles in the amount of Ps.2,000 million (maturing in four years), Ps.1,250 million (maturing in five years) and Ps.1,000 million (maturing in seven years).

The Bridge Loans and, to the lesser extent the Term Loans and Certificados Bursátiles, contain restrictions on the conduct of our business. Specifically, the Bridge Loans significantly restrict our ability and the ability of our subsidiaries to incur additional indebtedness, to make investments or acquisitions, to dispose of assets or to engage in certain other fundamental transactions and require us to maintain certain financial ratios. The Term Loans also require us to maintain certain financial ratios and restrict the ability of our subsidiaries to incur indebtedness. During 2003, the Bridge Loans require us to maintain a consolidated ratio of debt to EBITDA not greater than 3.5 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 3.0 to 1.0 (using terms defined in the agreement). The ratios get gradually stricter with time. A number of our financing instruments are subject to either acceleration or repurchase at the holder’s option if The Coca-Cola Company fails to beneficially own a specified percentage of our voting capital.

The table below sets forth our debt amortization schedule (excluding capital leases) as of May 31, 2003, after the consummation of Panamco’s acquisition:

	Debt Amortization Schedule As of May 31, 2003 Amounts in millions
	U.S. Dollars	Mexican Peso	Colombian pesos(2)
2003	$ 53.0	Ps. —	Cps. —
2004(1)	839.0	1,006.2	—
2005	—	—	65,750
2006	486.5	1,245.1	45,000
2007	—	2,000.0	34,250
2008 and thereafter	498.5	4,991.3	—

(1)	Includes the Bridge Loans incurred in connection with Panamco’s acquisition.
(2)	As of May 31, 2003, the exchange rate between the Colombian peso and the U.S. dollar was Cps.2,816.8 to U.S.$1.00.

Approximately 71.4% of our long-term indebtedness at May 31, 2003 bore interest at floating rates. The weighted average cost of our indebtedness at May 31, 2002 was approximately 5.5%. The interest rate on our variable rate long-term indebtedness is principally determined with reference to LIBOR. We also have variable rate indebtedness that bear interest rates determined with reference to Cetes (treasury certificates issued by the Mexican government) and the TIIE (the Mexican 28-day interbank deposit rate).

Capital Expenditures

The following table sets forth our capital expenditures (before retirements of property, plant and equipment) for the periods indicated.
	Year ended December 31,
	2002	2001	2000
	(millions of constant pesos at December 31, 2002)
Mexican Territories
Plants and distribution	Ps. 542.5	Ps.513.7	Ps. 505.1
Bottles	252.0	169.9	214.1
Deferred charges and other investments	483.2	246.3	161.0

Total	Ps.1,277.7	Ps.929.9	Ps. 880.2

Buenos Aires Territory
Plants and distribution	Ps .25.6	Ps. 43.6	Ps. 35.9
Bottles	23.5	3.2	10.8
Deferred charges and other investments	14.1	(21.1)	(0.8)

Total	Ps. 63.2	Ps. 25.7	Ps. 45.9

Total Coca-Cola FEMSA	Ps.1,340.9	Ps. 955.6	Ps.926.1

Our capital expenditures in 2002 focused on increasing plant operating efficiencies, improving the efficiency of our distribution infrastructure, advancing information technology, placing refrigeration equipment with retailers and investments in returnable bottles and cases. Through these measures, we strive to improve our profit margins and overall profitability.

In connection with the evaluation of our new territories performed at the beginning of the year, we estimated that our capital expenditures in 2003 would be approximately U.S.$350 million. Based on our experience managing soft drink assets, we do not believe that we will spend this amount in full. Our capital expenditures in 2003 are primarily intended for:

•	Integration of operations within our new territories, such as expenditures required to standardize our information systems, replace older distribution vehicles and overhaul plant facilities and distribution centers;
•	Investments in returnable bottles and cases; and
•	Market investments (primarily for the placement of refrigeration equipment).

We estimate that a majority of our projected capital expenditures for 2003 will be spent in our Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2003. Our capital expenditure plan for 2003 may change based on market and other conditions and our results of operations and financial resources. Our ability to incur new indebtedness is limited. See “-Liquidity” and “-Contractual Obligations.” We also expect to incur other cash costs in connection with the integration of our new territories in order to reduce our overall costs in the future. We also expect to finance these costs with cash from operations.

Historically, The Coca-Cola Company has contributed to our capital expenditure program. We generally utilize these contributions for the placement of refrigeration equipment with customers and other volume driving initiatives that promote volume growth of Coca-Cola trademark beverages. Such payments may result in a reduction in our selling expenditures. Contributions by The Coca-Cola Company are made on a discretionary basis. Although we believe that The Coca-Cola Company will make additional contributions in the future to assist our capital expenditure program, we can give no assurance that any such contributions will be made.

Hedging Activities

We hold derivative instruments that hedge our commodity price risk. We currently do not hedge our interest rate or exchange rate risk with derivative instruments, but may do so in the future. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” We do not enter into derivative transactions for speculative purposes.

U.S. GAAP Reconciliation

The principal differences between Mexican GAAP and U.S. GAAP that affect our net income and stockholders’ equity relate to the accounting for:
•	Deferred employee profit sharing;
•	Deferred income taxes;
•	Goodwill amortization;
•	Capitalization of interest expense;
•	Restatement of machinery and equipment; and
•	Promotional expenses.

For a more detailed description of the differences between Mexican GAAP and U.S. GAAP as they relate to us and a reconciliation of net majority income and majority shareholders’ equity under Mexican GAAP to net income and shareholders’ equity under U.S. GAAP, see Notes 22 and 23 to our consolidated financial statements.

Pursuant to Mexican GAAP, our consolidated financial statements recognize certain effects of inflation in accordance with Bulletin B-10 and B-12. These effects were not reversed in the reconciliation to U.S. GAAP.

Under U.S. GAAP, we had net income of Ps.2,524.0 million in 2002 and Ps.2,300.5 million in 2001 and Ps.1,543.3 million in 2000. Net income as reconciled to U.S. GAAP was lower than net income as reported under Mexican GAAP by Ps.40.2 million in 2002 and higher by Ps.98.2 million in 2001 and by Ps.185.0 million in 2000.

Shareholders’ equity under U.S. GAAP was Ps.8,939.0 million in 2002, Ps.7,894.3 million in 2001 and Ps.7,156.5 million in 2000. Compared to Mexican GAAP, shareholders’ equity under U.S. GAAP was Ps.184.9 million lower in 2002, Ps.214.3 million higher in 2001 and Ps.1,740.9 million higher in 2000.

New Accounting Pronouncements

Mexican GAAP

Bulletin B-5, “Información Financiera por Segmentos” (Financial Information by Segment): In April 2003, Bulletin B-5 issued by the Mexican Institute of Public Accounts (“IMCP”), went into effect superseding the provisions in International Accounting Standard (“IAS”) No. 14, “Segment Reporting,” which was suppletory based on the provisions in Bulletin A-8, “Aplicación Supletoria de Normas Internacionales de Contabilidad” (Suppletory Application of International Accounting Standards), with respect to disclosing financial information by segment. The provisions of this new bulletin are substantially similar to those of IAS No. 14; however, they incorporate a managerial focus, which requires at a minimum disclosure of the segment information that is used by management to make decisions. These new provisions do not change the segment information previously presented by us.

Bulletin C-8, “Activos Intangibles” (Intangible Assets): In January 2002, the IMCP issued new Bulletin C-8, and its provisions are mandatory for fiscal years beginning January 1, 2003. Bulletin C-8 supersedes the former Bulletin C-8, “Intangibles” (Intangible Assets), and establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Any start-up expenses incurred after the effective date of this bulletin should be recorded as an expense unless they meet certain criteria. The unamortized balance of capitalized start-up expenses under the former Bulletin C-8 will continue to be amortized. Bulletin C-8 requires identifying all intangible assets to reduce as much as possible the goodwill relative to business combinations. We do not anticipate that this new standard will have a significant impact on our financial position or results of operations.

Bulletin C-9, “Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos” (Liabilities, Reserves, Contingent Assets and Liabilities, and Commitments): In December 2002, the IMCP issued new Bulletin C-9, and its provisions are mandatory for fiscal years beginning January 1, 2003. Bulletin C-9 supersedes the former Bulletins C-9, “Pasivos” (Liabilities), and C-12, “Contingencias y Compromisos” (Contingencies and Commitments), and establishes additional guidelines clarifying accounting for liabilities, reserves, and contingent assets and liabilities and commitments, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations. We do not anticipate that this new standard will have a significant impact on our financial position or results of operations.

Bulletin C-12, “Instrumentos Financieros con Características de Pasivo, de Capital o de Ambos” (Financial Instruments with Characteristics of Liabilities, Equity or Both): In May 2003, the IMCP issued Bulletin C-12, whose provisions are mandatory for fiscal years beginning January 1, 2004, although early application is encouraged. C-12 incorporates the related portions of other bulletins issued by the IMCP with respect to the issuance of debt, capital or compound financial instruments, as well as those standards considered necessary for the accounting recognition of such instruments. As a result, C-12 indicates the basic distinctions between liabilities and equity and establishes the rules for the initial classification and measurement of the liability and equity components of compound financial instruments. Subsequent recognition and measurement of the liability and equity components of financial instruments remains subject to previously issued applicable standards.

Bulletin C-15, “Deterioro en el Valor de los Activos de Larga Duración y su Disposición” (Impairment in the Value of Long-Lived Assets and Their Disposal): In March 2003, the IMCP issued Bulletin C-15, whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early application is encouraged. C-15 establishes, among others, new principles for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides examples of indicators of possible impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. The calculation of such loss requires the determination of the recoverable value in use, which is the present value of discounted future net cash flows. The accounting principles issued prior to this new Bulletin used future net cash flows, without requiring the discounting of such cash flows.

U.S. GAAP

SFAS No. 143, “Accounting for Asset Retirement Obligations”: In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 143, which became effective for us beginning in 2003 and will be adopted accordingly. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs including the legal obligations associated with the retirement of long-lived assets resulting from the acquisition, construction, development and/or normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 also requires that the fair value of a liability for an asset retirement obligation be recognized in the year in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. We do not anticipate that this new standard will have a significant impact on our financial position or results of operations.

SFAS No. 145, “Rescission of SFAS Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections”: In April 2002, the FASB issued SFAS No. 145, which requires that gains and losses from extinguishment of debt in all years presented be classified as extraordinary items only if they meet the criteria of APB Opinion 30, “Reporting the Results of Operations—Discontinued Events and Extraordinary Items.”

The amendment of SFAS No. 13, “Accounting for Leases,” eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The new standard will be effective for financial statements issued for fiscal years beginning after May 15, 2002 and lease transactions occurring after May 15, 2002, with early application encouraged. We plan to adopt this new standard in 2003. We do not anticipate that this new standard will have a significant impact on our financial position or results of operations.

SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”: In June 2002 the FASB issued SFAS No. 146, which nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The principal difference between SFAS No. 146 and EITF 94-3 relates to its requirement that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred, as opposed to recognition at the date of an entity’s commitment to an exit plan as had been required under EITF 94-3. The provisions of SFAS No.146 will be effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Previously issued financial statements may not be restated, and the provisions of EITF 94-3 shall continue to apply for an exit activity initiated under an exit plan prior to the initial application of SFAS No. 146. We plan to adopt this new standard in 2003. We do not anticipate that this new standard will have a significant impact on our financial position or results of operations.

FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”): In November 2002, the FASB issued FIN 45, which requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor’s obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements are effective for financial statement periods ending after December 15, 2002. We do not expect the adoption of FIN 45 will have a material impact on our financial position, results of operations or cash flows.

EITF Issue 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor” (“EITF 02-16”): In January 2003, the EITF concluded in EITF 02-16, whose provisions are required for financial statements for fiscal years beginning after December 15, 2002, with pro forma retroactive disclosure encouraged. EITF 02-16 addresses the accounting for cash consideration received from a vendor by a reseller of a vendor’s products. The EITF reached a consensus that cash consideration represents a reimbursement of costs incurred by the customer to sell the vendor’s products and should be characterized as a reduction of that cost when recognized in the customer’s income statement if the cash consideration represents a reimbursement of a specific, incremental, identifiable cost incurred by the customer in selling the vendor’s products or services.

Accordingly, the payments received by Coca-Cola FEMSA from The Coca-Cola Company for cooperative advertising, discussed in note 4(j) to our consolidated financial statements, are properly classified as a reduction of selling expenses. As a result, this new bulletin will have no impact on our financial statements.

SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”: In April 2003, the FASB issued SFAS No. 149, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The changes in this statement improve financial reporting by requiring that contracts with comparable characteristics to be accounted for similarly. The new standard will be effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this statement should be applied prospectively.

The provisions of this statement that relate to SFAS No. 133, “Implementation Issues,” that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. We do not anticipate that this new standard will have a significant impact on our financial position or result of operations.

SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”: In May 2003, the FASB issued SFAS No. 150, which aims to eliminate diversity in practice by requiring that the following three types of financial instruments be reported as liabilities by their issuers:
•	Mandatorily redeemable instruments (i.e., instruments issued in the form of shares that unconditionally obligate the issuer to redeem the shares for cash or by transferring other assets);
•	Forward purchase contracts, written put options, and other financial instruments not in the form of shares that either obligate or may obligate the issuer to settle its obligation for cash or by transferring other assets; and
•	Certain financial instruments that include an obligation that (1) the issuer may or must settle by issuing a variable number of its equity shares and (2) has a “monetary value” at inception that (a) is fixed, (b) is tied to a market index or other benchmark (something other than the fair value of the issuer’s equity shares), or (c) varies inversely with the fair value of the equity shares, for example, a written put option.

To date these types of instruments have been variously reported by their issuers as liabilities, as part of equity, or between the liability and equity sections (sometimes referred to as “mezzanine” reporting) of the balance sheet. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and pre-existing instruments effective at the beginning of the first interim period beginning after June 15, 2003. We do not expect that the adoption of SFAS No. 150 will have a material impact on our financial position, results of operations or cash flows.

Item 6. Directors, Senior Management and Employees

Directors

Management of our business is vested in the board of directors. Our bylaws provide that the board of directors will consist of at least eighteen directors elected at the annual ordinary shareholders’ meeting for renewable terms of one year. Our board of directors currently consists of 18 directors and 18 alternate directors. The directors are elected as follows: 11 directors and their respective alternate directors are elected by holders of the Series A Shares voting as a class; 4 directors and their respective alternate directors are elected by holders of the Series D Shares voting as a class; and up to 3 directors and their respective alternates director are elected by holders of the Series L Shares voting as a class. A director may only be elected by a majority of shareholders of the appropriate series, voting as a class, represented at the meeting of shareholders, and not by shareholders of all series present at the annual ordinary shareholders’ meeting. Holders of any series of our shares who do not vote in favor of the directors elected by the holders of a majority of shares of such series are entitled, acting separately or in groups of shareholders of any series, to elect one additional director and the corresponding alternate director for each 10% of our outstanding capital stock held by such dissenting shareholder or group of shareholders. These directors and alternate directors will not be counted as part of the minimum number of directors set forth in our bylaws and will be in addition to those elected by the majority of holders of Series A Shares, Series D Shares and Series L Shares.

Our bylaws provide that the board of directors shall meet at least four times a year. Actions by the board of directors must be approved by at least a majority of the directors present and voting, which (except under certain circumstances) must include at least two directors elected by the Series D shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”

None of our directors has a service contract providing for benefits upon termination of employment.

As of June 13, 2003, our board of directors included the following members (including alternate directors):

Directors	Principal Occupation	Born	First Elected	Term Expires	Alternate

Series “A”

José Antonio Fernández Carbajal(1)	Chief Executive Officer, Fomento Económico Mexicano, S.A. de C.V.	February, 1954	1993	2004	Alfredo Livas Cantú

Alfonso Garza Garza(2)	General Director, Grafo Regia, S.A. de C.V.	July, 1962	1996	2004	Mariana Garza Gonda

Juan Carlos Braniff Hierro(1)	Vice Chairman of the Board, Grupo Financiero BBVA Bancomer, S.A. de C.V.	April, 1957	1993	2004	Francisco J. Fernández Carbajal

Carlos Salazar Lomelín	Chief Executive Officer, Coca-Cola FEMSA, S.A. de C.V.	April, 1951	2001	2004	Ricardo González Sada

Ricardo Guajardo Touché	Chairman of the Board, Grupo Financiero BBVA Bancomer, S.A. de C.V.	May, 1948	1993	2004	Max Michel Suberville

Alfredo Martínez Urdal	Chief Executive Officer, FEMSA Cerveza	September, 1931	1993	2004	Gerardo Estrada Attolini

Federico Reyes García	Executive Vice President, Planning and Finance of Fomento Económico Mexicano, S.A. de C.V.	September, 1945	1993	2004	Alejandro Bailleres Gual

Eduardo Padilla Silva	Chief Executive Officer, FEMSA’s Strategic Business Division	January, 1955	1997	2004	José Calderón Rojas

Armando Garza Sada(2)	General Director, Versax, S.A. de C.V.	June, 1957	1998	2004	Francisco Garza Zambrano

Daniel Servitje Montul	Chief Executive Officer, Grupo Industrial Bimbo, S.A. de C.V.	April, 1959	1998	2004	Fernando Pardo Ramírez

Herbert Allen III	Investment Banker, Allen & Company Inc. New York, NY	June, 1967	2001	2004	Guillermo Chávez Eckstein

Series “D”

Gary Fayard	Chief Financial Officer, The Coca-Cola Company	April, 1952	2003	2004	David Taggart

Steven J. Heyer	President and Chief Operating Officer of The Coca-Cola Company	June, 1952	2002	2004	Patricia Powell

Charles H. McTier	President, Robert W. Woodruff Foundation, Inc.	January, 1939	1998	2004	Larry Cowart

Eva Garza Gonda de Fernández(3)	President, Alternativas Pacíficas, A.C.	April, 1958	2002	2004	José Octavio Reyes

Series “L”

Alexis E. Rovzar de la Torre	Executive Partner, White & Case S.C.	July, 1951	1993	2004	Arturo Estrada Treanor

José Manuel Canal	Independent Consultant	February, 1940	2003	2004	Helmut Paul

Francisco Zambrano Rodríguez	Vice-President, Desarrollo Inmobiliario y de Valores, S.A. de C.V.	January, 1953	2003	2004	Karl Frei

(1)	Son-in-law of Eugenio Garza Lagüera.
(2)	Nephew of Eugenio Garza Lagüera.
(3)	Daughter of Eugenio Garza Lagüera and wife of José Antonio Fernández Carbajal.

Eugenio Garza Lagüera is the Honorary (Non-Voting) Life Chairman of our board of directors. The Secretary of the board is Carlos Eduardo Aldrete Ancira and the Alternate Secretary of the board is David A. González Vessi.

Examiners

We currently have two examiners, one elected by the Series A shareholders and one by the Series D shareholders, and two alternate examiners, one elected by the Series A shareholders and one by the Series D shareholders. Mexican law requires that the examiners receive periodic reports from our board of directors regarding material aspects of our affairs, including our financial condition. The primary role of the examiners is to report to our shareholders at the annual ordinary shareholders’ meeting on the accuracy of the financial information presented to such examiners by the board of directors. Our Series A examiner is Ernesto González Dávila, and our Series D examiner is Fausto Sandoval Amaya. Our Alternate Series A examiner is Ernesto Cruz Velázquez, and our Alternate Series D examiner is Humberto Ortíz Gutiérrez.

Executive Officers

The following table lists our principal executive officers as of June 13, 2003, their current position, their date of birth and year of appointment to the current position at our company:

Executive Officers	Position	Born	Appointed to Current Position

Carlos Salazar Lomelín	Chief Executive Officer	April, 1951	2001

Ernesto Torres Arriaga	Vice President	July, 1936	1995

Héctor Treviño Gutiérrez	Chief Financial and Administrative Officer	August, 1956	1993

Rafael Suárez Olaguibel	Commercial Planning and Strategic Development Officer	April, 1960	2003

Alejandro Duncan	Technical Officer	May, 1957	2002

Eulalio Cerda Delgadillo	Human Resources Officer	July, 1958	2001

John Santa María Otazúa	Chief Operating Officer — México	August, 1957	2003

Ernesto Silva Almaguer	Chief Operating Officer — Mercosur	>March, 1953	2003

Hermilo Zuart Ruíz	Chief Operating Officer — Latin Centro	March, 1949	2003

Director and Officer Biographies

Eugenio Garza Lagüera, our Honorary Life Chairman, has served on our board of directors since 1993. He also serves as Honorary Life Chairman of Instituto Tecnológico de Estudios Superiores de Monterrey (“ITESM”), Grupo Financiero BBVA Bancomer, S.A. de C.V. and FEMSA. Mr. Garza Lagüera joined FEMSA in 1946 in the research department of Cervecería Cuauhtémoc. Mr. Garza Lagüera holds degrees in Chemical Engineering from the University of Texas and in Business Administration from ITESM.

José Antonio Fernández Carbajal has served as a Series A Director since 1993. He has been the Chief Executive Officer of FEMSA since 1995 and also serves as Chairman of the Board of FEMSA, Vice-Chairman of the Board of ITESM, a member of the boards of directors of Grupo Financiero BBVA Bancomer, S.A. de C.V. and Grupo Industrial Bimbo, S.A. de C.V. He has also held directorships at FEMSA Cerveza’s Commercial Division and Oxxo Retail Chain. He joined FEMSA in 1987 in the strategic planning department and has been involved in many managerial and operational aspects of FEMSA’s businesses. Mr. Fernandez holds a degree in Industrial Engineering and an MBA from ITESM.

Alfonso Garza Garza has served as a Series A Director since 1996. He is General Director of Grafo Regia, S.A. de C.V. Mr. Garza also serves as an alternate director of FEMSA and Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., a member of the boards of directors of the Hospital San José, CAINTRA N.L., COMCE Noreste, Premio Eugenio Garza Sada and CONACEX Noreste. Mr. Garza joined FEMSA in 1985 and has been involved in several business units and departments, including Domestic Sales, International Sales, Procurement and Marketing, mainly in Cervecería Cuauhtémoc Moctezuma, S.A. de C.V. and FEMSA’s Packaging Division. Mr. Garza holds a degree in Industrial Engineering from the ITESM and an MBA from Instituto Panamericano de Alta Dirección de Empresa (“IPADE”).

Juan Carlos Braniff Hierro has served as a Series A Director since 1993. He is Vice Chairman of the board of Grupo Financiero BBVA Bancomer, S.A. de C.V. Mr. Braniff also serves on the boards of directors of El Paso Energy Corp., Maizoro, S.A. de C.V. and FEMSA. Mr. Braniff has extensive experience in financial services such as capital and patrimonial investments, mortgage banking, commercial banking, international banking, and e-banking. Mr. Braniff holds a degree in Industrial Design from Universidad Autónoma de México, Atzcapotzalco.

Carlos Salazar Lomelín has served as both our Chief Executive Officer and a Series A Director since 2001. Mr. Salazar also serves as Member of the Board of Review of Grupo Financiero BBVA Bancomer, S.A. de C.V., Operadora Merco, S.A. de C.V., and Cintermex & Apex. In the past, Mr. Salazar has held general directorships in several business units of FEMSA, including Grafo Regia, Plásticos Técnicos Mexicanos, FEMSA Cerveza Export, Commercial Planning in Grupo Visa, and finally, Chief Executive Officer of FEMSA Cerveza. Mr. Salazar received a degree in Economics from ITESM, a graduate degree in Economic Development in Italy from the Instituto di Studio per lo Suiluppo and Cassa di Risparino delle Provincie Lambarda and an MBA from ITESM.

Ricardo Guajardo Touché has served as a Series A Director since 1993. He is currently the Chairman of the Board of Grupo Financiero BBVA Bancomer, S.A. de C.V. Mr. Guajardo also serves on the boards of directors of El Puerto de Liverpool, S. A. de C.V., Transportación Marítima Mexicana, S.A. de C.V., Grupo Industrial Alfa, S.A. de C.V., Grupo Financiero BBVA Bancomer, S.A. de C.V., Grupo Aeroportuario del Sureste, S.A. de C.V. and ITESM. Prior to serving as a director of our company, Mr. Guajardo held managerial positions in Grupo Visa and executive directorships in the financial divisions of Grupo AXA and Grupo VAMSA. Mr. Guajardo holds degrees in Electrical Engineering from ITESM and the University of Wisconsin and a Masters Degree from the University of California at Berkeley.

Alfredo Martínez Urdal has served as a Series A Director since 1993. He is the Chief Executive Officer of FEMSA Cerveza. Mr. Martínez-Urdal also serves on the boards of directors of BBVA Bancomer S.A. and Grupo Financiero BBVA Bancomer, S.A. de C.V. From 1993 until 1999 he held the position of Chief Executive Officer of our company, and he has also served as Chief Executive Officer of many prominent Mexican companies and banks, including Ponderosa Industrial Accel, Grupo Chihuahua, Multibanco Comermex, Celulosa de Chihuahua, and Banco Comercial Mexicano. Mr. Martínez-Urdal holds a degree in Economics from the Western Reserve University, a degree in Law from Universidad Nacional Autónoma de México, referred to in this annual report as UNAM, and a graduate degree from Harvard Business School.

Federico Reyes García has served as a Series A Director since 1993. He is the Executive Vice President of Planning and Finance of FEMSA. Mr. Reyes also serves as Vice Chairman of the board of directors of Seguros Monterrey New York Life, Chairman of the Board of Review of Fianzas Monterrey, and a member of the board of directors of the Universidad de Monterrey, referred to in this annual report as UDEM. Mr. Reyes has also served as the Director of Corporate Development of FEMSA. In addition, he acted as Director of Corporate Staff at Grupo AXA, a major manufacturer of electrical equipment, and has extensive experience in the insurance sector, serving six years as Chief Executive Officer of Seguros Monterrey and Fianzas Monterrey. Mr. Reyes holds a degree in Business and Finance from ITESM.

Eduardo Padilla Silva has served as a Series A Director since 1997. He is Chief Executive Officer of FEMSA’s Strategic Business Division. Mr. Padilla previously served as FEMSA’s Director of Planning and Control, after holding a variety of positions at Grupo Alfa, including a ten-year tenure as Chief Executive Officer of Terza, S.A. de C.V. Mr. Padilla holds a degree in Mechanical Engineering from ITESM and an MBA from Cornell University.

Armando Garza Sada has served as a Series A Director since 1998. He is General Director of Versax, S.A. de C.V. He serves on the boards of directors of Alfa, Bain & Company Mexico, Especialidades Cerveceras, S.A. de C.V., Gigante, Lamosa, Liverpool, MVS, Pyosa and Vitro Plano. Mr. Garza is also Co-Chairman of Alestra (a joint venture formed by AT&T, Grupo Financiero BBVA Bancomer, S.A. de C.V. and Alfa). Prior to his current responsibilities, he was President of Sigma, the food division of Alfa. He has also held other executive positions in Alfa including Vice President of Corporate Planning and President of Polioles (a petrochemical joint venture with BASF). Mr. Garza holds a degree in Management from the Massachusetts Institute of Technology and an MBA from the Stanford Graduate School of Business.

Daniel Servitje Montul has served as a Series A Director since 1998. He is Chief Executive Officer of Grupo Industrial Bimbo, S.A. de C.V. He also serves on the boards of directors of Banco Nacional de Mexico, Grocery Manufactures of America, and FICSAC (Universidad Iberoamericana). Mr. Servitje joined Grupo Industrial Bimbo in 1978, and has served as General Director of Marinela and Vice President of Grupo Bimbo, S.A. de C.V., in the past. Mr. Servitje holds a degree in Business from the Universidad Iberoamericana in Mexico and an MBA from the Stanford Graduate School of Business.

Herbert Allen III has served as a Series A Director since 2001. He is an investment banker at Allen & Company, Inc., in New York City. Mr. Allen joined Allen and Company in 1993, focusing on the investment business sector. Prior to 1993, he was employed at T. Rowe Price in Baltimore. From 1990 to 1992, he worked for Botts & Company, Ltd. in London. Mr. Allen holds a Bachelor of Arts degree in History from Yale University.

Gary Fayard has served as a Series D Director since 2003. Since December, 1999, Mr. Fayard has been Senior Vice-President and Chief Financial Officer of The Coca-Cola Company. Mr. Fayard joined The Coca-Cola Company in April 1994. Prior to joining The Coca-Cola Company, Mr. Fayard was a partner in Ernst & Young LLP.

Steven J. Heyer has served as a Series D Director since 2002. He is President and Chief Operating Officer of The Coca-Cola Company. In April 2002, he was granted additional responsibilities to oversee the company’s operating units in Latin America. He joined The Coca-Cola Company in 2001 from AOL Time Warner, where he served most recently as President and COO of Turner Broadcasting System. Previously, he was President and COO of Young and Rubicam Advertising Worldwide and Senior Vice President and Managing Partner at Booz Allen & Hamilton.

Charles H. McTier has served as a Series D Director since 1998. He is President of the Robert W. Woodruff Foundation, Inc. He also currently serves as President of Joseph B. Whitehead Foundation, Inc., The Lettie Pate Evans Foundation, Inc., Lettie Pate Whitehead Foundation, Inc., Robert W. Woodruff Health Sciences Fund, Inc. and Ichauway Inc. Mr. McTier is also a member of the board of directors of the SunTrust Bank of Georgia and Vice President of the Commerce Club in Georgia. Mr. McTier holds a degree in Business Administration from Emory University.

Eva Garza Gonda de Fernández has served as a Series D Director since 2002. She is Founder and President of Alternativas Pacíficas, A.C. a non-profit organization. She serves as an advisor to Instituto Tecnológico y de Estudios Superiores de Monterrey. She holds a degree in Communication Science from ITESM.

Alexis E. Rovzar de la Torre has served as a Series L Director since 1993. He is an Executive Partner at White & Case S.C. Mr. Rovzar also serves on the boards of directors of FEMSA, Deutsche Bank (México) Grupo Industrial Bimbo, S.A. de C.V., Grupo ACIR, S.A. de C.V. and Comex, S.A. de C.V. He has participated in numerous international business transactions, including joint ventures, debt to capital swaps, and many other financial projects. Mr. Rovzar holds a degree in Law from UNAM.

José Manuel Canal Hernando has served as Series L Director since 2003. Mr. Canal is also a Director of FEMSA. Mr. Canal is an independent business consultant and was Managing Partner of Ruiz Urquiza y Cía, S.C. from 1982 to 1999. Mr. Canal served as our examiner from 1993 to 2002.

Francisco Zambrano Rodríguez was elected as Series L Director at our annual meeting of shareholders in 2003. Since 1997, Mr. Zambrano has worked in investment banking and private investment services in México. Mr. Zambrano is a member of the board of several Mexican companies: Desarrollo Inmobiliario y de Valores, S.A. de C.V., Internacional de Inversiones, S.A. de C.V. and Recursos Valuables, S.A. de C.V.

Ernesto González Dávila was elected Series A examiner at our shareholders meeting in 2003. Mr. González Dávila previously served as alternate Series A examiner. He is a partner in Ruiz Urquiza y Cía, S.C. since 1978. He is Mexican Operations Director of Galaz, Yamazaki, Ruiz Urquiza, S.C. (Deloitte & Touche) since September 2002.

Fausto Sandoval Amaya has served as the Series D examiner since 1993. He started at Ernst & Young L.L.P. in 1965 and has been a partner since 1978. He currently serves as Director of the Accounting Committee and is a member of the Board of Directors. He is also a member of the Boards of Black & Decker, Bombardier and Paccar (Kenworth Mexicana). Fausto Sandoval holds Public Accountant and Auditing degrees from the Escuela Superior de Administración y Finanzas del Instituto Politécnico Nacional.

Ernesto Torres Arriaga has served as our Vice President since 1995 mainly in charge of procurement and public relations. He joined our company in 1974 as a Director of Production for the State of Mexico. In 1982, he was appointed Production Manager of IEMSA. Mr. Torres began his career in 1958 and initially served at various bottling plants in Mexico, where he held several positions in the production, technical, and logistics areas, eventually becoming General Manager of Sales, Production and Administration. Mr. Torres holds a degree in Food Engineering from Kansas State University.

Héctor Treviño Gutiérrez has served as Chief Financial and Administrative Officer since 1993. He joined FEMSA in 1981 and was in charge of International Financing until 1984. From 1984 to 1986, he served as General Manager of Financial Planning and as General Manager of Strategic Planning from 1986 to 1989. From 1989 to 1993, Mr. Treviño headed FEMSA’s Corporate Development department. Mr. Treviño holds a degree in Chemical and Administrative Engineering from ITESM and an MBA from the Wharton School of Business.

John Santa María Otazúa was appointed as Chief Operating Officer in Mexico. He served as our Strategic Planning and Business Development Officer from 2001 to 2003. From 1995 to 2001, he also served as Chief Operating Officer of our Mexican operations. From 1991 to 1995, he worked with different bottling companies in Mexico, gaining expertise in areas such as Strategic Planning and General Management. Mr. Santa María holds a degree in Business Administration and an MBA with a major in Finance from Southern Methodist University.

Rafael Suárez Olaguibel was appointed in 2003 as Director of Commercial Planning and Strategic Development. He served as our Chief Operating Officer in Mexico from 2001 to 2003. He joined FEMSA’s soft drink division in 1986 as Planning and Projects Director. In March 1987, he was appointed Corporate Marketing Manager for the Valley of Mexico, and from 1987 to 1989, he served as Director of Marketing. In April 1989, he was appointed Distribution and Marketing Director of FEMSA’s soft drink division, and later served as Chief Operating Officer of Coca-Cola FEMSA de Buenos Aires until late in 2001. Mr. Suárez began his career in 1981 at Coca-Cola Export, where he worked in the Administrative, Distribution and Marketing departments of Cola-Cola Export. Mr. Suárez holds a degree in Economics from ITESM.

Ernesto Silva Almaguer was appointed in 2003 as Chief Operating Officer in the Mercosur region. He served as our Chief Operating Officer in Buenos Aires from 2001 to 2003. He joined FEMSA in 1980 as Strategic Services Manager. From 1985 to 1988, Mr. Silva assisted the General Director with Special Projects and Strategic Management. From 1988 to 1994, he worked for Famosa in several managerial positions. He has also served as Vice President of International Sales of FEMSA Empaques and as our New Business Development Director from 1997 to 2001. Mr. Silva holds a degree in Mechanical and Administrative Engineering from ITESM and an MBA from the University of Texas at Austin.

Eulalio Cerda Delgadillo has served as Human Resources Officer since 2001. He joined Cervecería Cuauhtémoc in September 1981 as a New Projects Executive. From 1982 to 1988, he served in the Marketing Department, and from 1988 to 1996, he worked in several departments including Maintenance, Packaging, Bottling, Human

Resources, Technical Development and Projects. Mr. Cerda holds a degree in Mechanical Engineering from ITESM.

Alejandro Duncan was appointed as our Technical Officer in February 2002. He joined FEMSA in 1980, taking several responsibilities in different production and manufacturing departments. From 1995 to 1997, he served as Plant Manager in the Valley of Mexico Territory, and in September 1997, he was transferred to Buenos Aires, where he served as Manufacturing Director. In 1999, he returned to Mexico and was appointed Infrastructure Planning Director. Mr. Duncan holds a degree in Mechanical Engineering from ITESM and an MBA from the Universidad de Monterrey.

Hermilo Zuart was appointed as our Chief Operating Officer in Latin Centro in May 2003. He joined FEMSA in 1985, taking several responsibilities in manufacturing, commercialization, planning and administrative areas. From 2001 to 2003, he served as FEMSA Franquicias Officer, mainly in charge of Mundet products. Mr. Zuart worked as Chief Operating Officer in the Valley of Mexico from 1995 to 2000 and as Chief Operating Officer in the Southeast of Mexico Territory from 1994 to 1995. He has more than 20 years of experience in the beverage industry. Mr. Zuart holds a degree in Public Accounting from the UNAM and completed a graduate course in Business Management from the IPADE.

Compensation of Directors and Officers

For the year ended December 31, 2002 the aggregate compensation of all of our executive officers paid or accrued in that year for services in all capacities was approximately Ps.77.4 million, of which approximately Ps.34.3 million was paid in the form of cash bonus awards. The aggregate compensation amount also includes bonuses paid to certain of our executive officers pursuant to the stock incentive plan (as discussed in “—Stock Incentive Plan”).

During 2001 and 2002, we paid Ps.30,000 to each director for each meeting attended by such director. The aggregate compensation for directors during 2002 was Ps.3.8 million.

In 1997, we commenced an executive incentive program through which a one-time cash-settled option was granted to some of our executive officers. Under the terms of this program, as amended, the participant executive officers were entitled to the cash payment of a special bonus, on March 2003, based on the amount of increase in real terms during the life of the program in the market value of FEMSA BD Units and Series L shares of our company. The conditions for the payment of the special bonus were not met and this incentive program was terminated.

Our senior management participates in our general pension plan, which is available to all non-union employees and officers of our company.

Stock Incentive Plan

Our five-year stock incentive plan for the benefit of our executive officers expired in early 2003 and we are in the process of designing a new plan. Under the terms of the stock incentive plan, certain executive officers may be selected to receive a special cash bonus which will be used to obtain a stock grant (as discussed below) or an option right (as discussed below), as determined for each individual case. The selection of the executive officers to participate in the stock incentive plan, the type of right which will be obtained with the special cash bonus, and the value of the special cash bonus will be determined jointly by the Human Resources and Compensation Committee and our management, based on each executive officer’s level of responsibility and corporate achievements during the prior year.

The stock grants and the option rights are administered by a trust for the benefit of the selected executive officers. Under the terms of the stock incentive plan, each time a special cash bonus is assigned by us or any of our subsidiaries to an executive officer, such executive officer shall contribute the bonus to the administrative trust in exchange for a stock grant or option right, as determined for each individual case.

A stock grant will entitle an executive officer to receive a specified proportion of FEMSA BD Units and shares of our company which will be acquired by the administrative trust in either the New York Stock Exchange or the Mexican Stock Exchange, with the executive officer’s deposited special cash bonus. Under the terms of the stock incentive plan, the ownership of the FEMSA BD Units and the shares of our company will vest upon the executive officers on the 28th day of February over each of the next five years following the date of assignment of the stock grant, at a rate per year equivalent to the number of FEMSA BD Units and shares of our company that can be acquired with 20% of the total value of each executive officer’s special cash bonus.

An option right is an option acquired by the administrative trust in either the New York Stock Exchange or the Mexican Stock Exchange with an executive officer’s deposited special cash bonus, which shall entitle an executive officer to either: (a) acquire a certain number of FEMSA BD Units and shares of our company, at the exercise price specified in the option or (b) receive a cash payment equivalent to the amount of increase in the market value of such number of FEMSA BD Units and shares of our company, as compared to the exercise price specified in the option. Under the terms of the stock incentive plan, the option rights shall be exercisable on the 28th day of February and the 31st day of August over each of the next five years following the date on which they were granted, at a yearly rate equivalent to up to 20% of the total number of FEMSA BD Units and shares of our company covered by each option right. If an option right is not exercised in full during a certain year, any remaining unexercised part shall be exercisable over the next year, at the specified dates. If at the time of expiration of an option right there are any remaining FEMSA BD Units and shares of our company over which no option has been exercised, the remaining part of the option will be automatically exercised as specified in (b) above and a cash payment will be made to the executive officer.

To this date no option rights have been granted by either us or our subsidiaries pursuant to the stock incentive plan. However, as specified above, if any future option rights are to be granted, they will be acquired in the market.

Share Ownership

As of May 31, 2003, certain of our directors and alternate directors serve on the Technical Committee as Trust Participants under the Irrevocable Trust No. F/29487-6 established at BBVA Bancomer, S.A., as Trustee, which is the owner of 54.3% of the voting stock of FEMSA, which in turn owns 45.7% of our outstanding capital stock through its subsidiary, CIBSA. These directors and alternate directors include Eugenio Garza Lagüera, Alfonso Garza Garza, Mariana Garza de Treviño and Eva Garza Gonda de Fernández. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” None of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

Board Practices

Our bylaws state that the Board of Directors will meet at least once every three months, following the end of each quarter, to discuss our operating results and progress in achieving strategic objectives. Our Board of Directors can also hold extraordinary meetings. See “Item 10. Additional Information—Bylaws.”

Under our bylaws, directors serve one-year terms although they continue in office until successors are appointed. None of our directors or senior managers of our subsidiaries has service contracts providing for benefits upon termination of employment.

Our Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. The following are the three committees of the Board of Directors:

1.	Finance Committee, which consists of Armando Garza Sada, Chairman, Steven J. Heyer, Federico Reyes García, Ricardo Guajardo Touché and Alfredo Martínez Urdal. This committee evaluates the investment and financing policies proposed by our chief executive officer, furnishes an opinion with respect to the annual budget and ensures the implementation of the budget and any proposed strategic plan, identifies risk factors to which we are exposed and evaluates risk management policies.

2.	Audit Committee, which consists of Alexis E. Rovzar de la Torre, Chairman, Charles H. McTier, José Manuel Canal and Francisco Zambrano Rodríguez. This committee recommends to our board of directors candidates to serve as our external examiners, ensures the independence and objectivity of the external examiners, and recommends to our board of directors procedures for the preparation of financial information. Each member of the Audit Committee meets the independence requirements under Mexican law.

3.	Human Resources and Compensation Committee, which consists of Daniel Servitje Montul, Chairman, Gary Fayard, Juan Carlos Braniff Hierro and Ricardo González Sada. This committee recommends procedures for the election of our chief executive officer and other senior executives, proposes to our board of directors criteria for the evaluation of the chief executive officer and senior executives, and analyzes our chief executive officer’s recommendations with respect to the structure and amount of compensation for our key executives.

Employees

As of December 31, 2002, we employed 14,457 employees, including 12,347 employees in Mexico and 2,110 employees in Argentina. The table below sets forth the number of our employees by category of employment for the periods indicated.
	For the Year Ended December 31,
	2002(1)	2001	2000
Executives	201	154	143
Non-Union Employees	5,245	5,350	5,771
Union Employees	8,461	9,038	9,140

Total	13,907	14,542	15,054

(1)	As of December 31, 2002, we also employed 550 temporary workers.

As of December 31, 2002, approximately 62% of our employees, most of whom were employed in Mexico, were members of labor unions. We had 40 separate collective bargaining agreements with six labor unions represented at our Mexican operations and one collective bargaining agreement with one labor union in Buenos Aires. In Mexico, wages are renegotiated every year while other terms and conditions of employment are renegotiated every two years. In Buenos Aires, the collective bargaining agreement is negotiated between the Cámara Argentina de la Industria de Bebidas sin Alcohol (the Argentine Chamber of the Non-Alcoholic Beverages Industry) on behalf of the beverage producers, and the Federación Argentina de Trabajadores de Aguas Gaseosas (the Argentine Federation of Soft Drink Workers), on behalf of the soft drink industry workers. The Argentine government is not involved in these negotiations.

As of May 31, 2003, after consummation of the Panamco acquisition, we employed more than 42,000 employees (excluding outsourced labor and independent distributors). A significant portion of Panamco’s employees are members of labor unions. Panamco’s subsidiaries in Colombia and Venezuela are the subject of significant labor-related litigation. See “Item 8. Financial Information—Legal Proceedings.”

Insurance Policies

We maintain insurance policies for all of our employees. These policies mitigate the risk of having to pay death benefits in the event of an industrial accident. We maintain directors’ and officers’ insurance policies covering all directors’ and certain key executive officers’ for liabilities incurred in their capacities as directors’ and officers’.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

As of December 31, 2002, our principal shareholders were Compañía Internacional de Bebidas, referred to in this annual report as CIBSA, a direct subsidiary of FEMSA, a publicly traded company listed on the Mexican Stock Exchange and on The New York Stock Exchange, and Inmex, a wholly owned subsidiary of The Coca-Cola Export Corporation and an indirect subsidiary of The Coca-Cola Company. See “Item 4. Information on the Company—The Company.”

Our share capital consists of three classes of securities: Series A Shares held by CIBSA, Series D Shares held by Inmex, and Series L Shares, held by the public. Our capital structure at December 31, 2002 was as follows:
Shareholder	Outstanding Capital Stock	% Ownership of Outstanding Capital Stock	% of Voting Rights
CIBSA (Series A shares)(1)	726,750,000	51	63
Inmex (Series D shares)	427,500,000	30	37
Public (Series L shares)(2)	270,750,000	19	*

Total	1,425,000,000	100	100

(1)	FEMSA owns 99.98% of the capital stock of CIBSA, and 54.3% of the voting stock of FEMSA is controlled by the Technical Committee and Trust Participants under Irrevocable Trust No. F/29487-6 established at BBVA Bancomer, S.A., as Trustee. As of May 15, 2002, the Trust Participants included: Max Michel Suberville, Eugenio Garza Lagüera, Paulina Garza Gonda de Marroquín, Bárbara Garza Gonda de Braniff, Mariana Garza Gonda de Treviño Bryan, Eva Gonda de Garza, Eva Garza Gonda de Fernández, Consuelo Garza Lagüera de Garza, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres, María Teresa G. de Bailleres, Inversiones Bursátiles Industriales, S.A. de C.V., Corbal, S.A. de C.V., Magdalena M. de David, Alepage, S.A., Grupo Financiero BBVA Bancomer, S.A., as Trustee under Trust No. F/29013-0, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Inversiones Franca, S.A. de C.V., and BBVA Bancomer, S.A., as Trustee under Trust No. F/29490-0.
(2)	Holders of Series L Shares are only entitled to vote in limited circumstances. See “Item 10. Additional Information—Bylaws.” Holders of American Depositary Receipts (“ADRs”) are entitled to instruct The Bank of New York, the depositary for the ADSs represented by the ADRs, as to the exercise of the limited voting rights pertaining to the Series L Shares represented by their ADSs.
(*)	Holders of Series L Shares, and consequently holders of ADSs, are only entitled to vote in limited circumstances.

The Coca-Cola Company was a beneficial owner of Panamco shares prior to the acquisition. As a result of the Panamco acquisition, two wholly owned indirect subsidiaries of The Coca-Cola Company, which together with Inmex and another wholly owned subsidiary of The Coca-Cola Company that controls one of these two entities are referred to in this annual report as the TCCC Shareholder Subs, acquired 304,045,678 of our Series D Shares in exchange for The Coca-Cola Company’s share interests in Panamco. In connection with the Panamco acquisition, CIBSA received 117,328,519 of our Series A shares in exchange for its capital contribution to us.

Due to the acquisition of Panamco, our capital structure at May 31, 2003 was as follows:
Shareholder	Outstanding Capital Stock	% Ownership of Outstanding Capital Stock	% of Voting Rights
CIBSA (Series A shares)(1)	844,078,519	45.7	53.6
TCCC Shareholder Subs (Series D shares)	731,545,678	39.6	46.4
Public (Series L shares)(2)	270,750,000	14.7	*

Total	1,846,374,197	100.0	100.0

In addition, 98,840,861 authorized but unissued Series L Shares are currently held in treasury.

FEMSA and The Coca-Cola Company have reached an agreement pursuant to which, at FEMSA’s request, CIBSA may purchase sufficient shares from The Coca-Cola Company to increase its ownership of our capital stock to 51%. See “Item 4. Information on the Company—The Panamco Acquisition—Coca-Cola Memorandum.”

CIBSA, as the sole owner of our Series A Shares, has the power to elect 11 of the 18 directors, and the TCCC Shareholder Subs, as the sole owners of our Series D Shares, have the power to elect 4 directors. Accordingly, CIBSA and the TCCC Shareholder Subs have the power to determine the outcome of all actions requiring approval by our board of directors and, except in certain limited situations, all actions requiring approval of the shareholders. See “—The Shareholders Agreement.”

As Technical Committee members, Trust Participants under Irrevocable Trust No. F/29487-6 established at BBVA Bancomer, S.A., as Trustee, may be deemed to be the beneficial owners of 45.7% of our outstanding capital stock, because the trust owns 54.3% of the voting stock of FEMSA, which in turn owns 45.7% of our company through its subsidiary, CIBSA. As a consequence of the internal procedures of the trust’s Technical Committee, the Technical Committee, as a whole, is deemed to have the beneficial ownership with sole voting power of all the shares deposited in the Voting Trust and the Trust Participants, as Technical Committee members, are deemed to have beneficial ownership with shared voting power over those same deposited shares. We are not aware of any other beneficial owner of more than 5% of any class of our voting shares. See “Item 6. Directors, Senior Management and Employees—Share Ownership.”

As of May 31, 2003, there were 24,952,431 of our ADSs outstanding, each ADS representing ten Series L Shares. Approximately 92.2% of our outstanding Series L Shares were represented by ADSs. As of May 31, 2003, the ADSs were held by approximately 270 holders, (including The Depositary Trust Company) with registered addresses in the United States.

The Shareholders Agreement

In connection with the subscription by Inmex (an indirect subsidiary of The Coca-Cola Company) of 30% of our capital stock, FEMSA and The Coca-Cola Company agreed that we would be managed as a joint venture. Accordingly, in June 1993, Emprex (a direct subsidiary of FEMSA), which was until July 2002 the direct holder of the Series A Shares, Inmex and The Coca-Cola Company entered into a shareholders agreement, which, together with our bylaws, sets forth the basic rules under which we operate.

As a result of the spin-off of Emprex, CIBSA became our only Series A shareholder. In July 2002, Emprex, Inmex and CIBSA executed an amended and restated shareholders agreement. The shareholders agreement was further amended in May 2003 to add as parties, the subsidiaries of The Coca-Cola Company that acquired Series D shares in connection with the acquisition of Panamco. In the shareholders agreement, the parties confirm their agreement to the corporate governance provisions set forth in our bylaws relating to the composition of our board of directors and executive officers as well as to the election of the members of our board and officers. See “Item 6. Directors, Senior Management and Employees.” In addition, the shareholders agreement embodies the principal shareholders’ agreement that we be managed in accordance with one-year and five-year business plans, although in practice, we are now managed according to a three-year plan.

The shareholders agreement also sets forth the principal shareholders’ understanding as to the effect of adverse actions of The Coca-Cola Company under the bottler agreements as set forth in our bylaws. Our bylaws provide that a majority of the directors appointed by the holders of Series A Shares (Series A directors), upon making a reasonable, good faith determination that any action of The Coca-Cola Company under any bottler agreement or supplemental agreement between The Coca-Cola Company and our company or any of our subsidiaries is materially adverse to our business interests and that The Coca-Cola Company has failed to cure such action within 60 days of notice, may declare a simple majority period at any time within 90 days after giving notice. During the simple majority period certain decisions, namely the approval and material changing of our one-year and five-year business plans and the introduction of a new, or termination of an existing, line of business, which would ordinarily require the presence and approval by two Series D directors, can be made by a simple majority vote of our entire board of directors, without requiring the presence or approval of any Series D director. A majority of the Series A directors may terminate a simple majority period but, once having done so, cannot declare another simple majority period during a one-year period following a termination. If a simple majority period persists for one year or more, the provisions of the shareholders agreement for resolution of irreconcilable differences may be triggered, with the consequences outlined below.

In addition to the rights of first refusal provided for in our bylaws regarding proposed transfers of Series A Shares or Series D Shares, the shareholders agreement contemplates three circumstances under which one principal shareholder may purchase the interest of the other in our company: (i) a change in control in a principal shareholder; (ii) the existence of irreconcilable differences between the principal shareholders; or (iii) the occurrence of certain specified defaults.

In the event that (i) one of the principal shareholders buys the other’s interest in our company in any of these circumstances or (ii) the TCCC Shareholder Subs, or CIBSA’s ownership of our shares of capital stock other than the Series L Shares is reduced below 20% of all such shares and upon the request of the principal shareholder whose interest is not so reduced, the shareholders agreement requires that our bylaws be amended to eliminate all share transfer restrictions and all super-majority voting and quorum requirements, after which the shareholders agreement would terminate. In the event that the TCCC Shareholder Subs, or CIBSA’s ownership of our shares of capital stock other than the Series L Shares is reduced below 25% (but not below 20%) of all such shares and upon the request of the principal shareholder whose interest is not so reduced, the shareholders agreement requires that our bylaws be amended to eliminate all super-majority voting and quorum requirements, other than those relating to the share transfer restrictions. After the elimination of super-majority voting and quorum restrictions upon a reduction of the TCCC Shareholder Subs, ownership, CIBSA acting alone could have the power to determine most actions requiring shareholder or board approval by virtue of its ownership of Series A Shares.

The shareholders agreement also contains provisions relating to the principal shareholders’ understanding as to our growth. It states that it is The Coca-Cola Company’s intention that we will be viewed as one of a small number of its “anchor” bottlers in Latin America. In particular, the parties agree that it is desirable that we expand by acquiring additional bottler territories in Mexico and other Latin American countries in the event any become available through horizontal growth. In addition, The Coca-Cola Company has agreed, subject to a number of conditions, that if it obtains ownership of a bottler territory that fits with our operations, it will give us the option to acquire such territory. The Coca-Cola Company has also agreed to support prudent and sound modifications to our capital structure to support horizontal growth. The Coca-Cola Company’s agreement as to horizontal growth would cease to be in effect upon (i) the elimination of certain super-majority voting requirements in the event that the TCCC Shareholder Subs’ or CIBSA’s ownership of our shares of capital stock other than the Series L Shares is reduced below 25% of all such shares as described above or (ii) The Coca-Cola Company’s election to terminate the agreement following a specified default as described above.

In connection with the execution of the acquisition agreement of Panamco, The Coca-Cola Company and FEMSA memorialized their understandings relating to specified operational and business issues that may affect us following completion of the acquisition. A summary of these understandings is set forth under “Item 4. Information on the Company—The Company—The Panamco Acquisition.”

RELATED PARTY TRANSACTIONS

We regularly engage in transactions with FEMSA, The Coca-Cola Company, and their affiliates. In 2002, we purchased crown caps, plastic bottle caps, cans, commercial refrigerators, lubricants, detergents, plastic cases, and substantially all of our returnable glass bottle requirements for our Mexican operations from FEMSA Empaques, an indirect, wholly-owned subsidiary of FEMSA, under several supply agreements. The aggregate amount of these purchases was Ps.403.3 million in 2002. In addition, some canned beverages in the Mexican Territories are purchased from IEQSA, which in turn purchases a portion of empty cans from Famosa, a subsidiary of FEMSA Empaques. In 2002, Coca-Cola FEMSA de Buenos Aires purchased all of its can presentations from CICAN, a joint venture between Coca-Cola FEMSA de Buenos Aires and the Coca-Cola bottlers in Argentina, Uruguay and Paraguay. In addition, Coca-Cola FEMSA de Buenos Aires also purchased a portion of its plastic ingot requirements for producing plastic bottles and all of our returnable bottle requirements from CIPET. CIPET is a local subsidiary of Embotelladora Andina, a Coca-Cola bottler with operations in Argentina, Chile and Brazil in which The Coca-Cola Company has a substantial interest. We believe that our purchasing practices result in prices comparable to those that would be obtained in arm’s length negotiations with unaffiliated parties. We also sell products to a chain of convenience stores owned by FEMSA. These transactions are also conducted on an arm’s length basis.

We entered into a service agreement in June 1993 with FEMSA Servicios, S.A. de C.V., an indirect subsidiary of FEMSA, pursuant to which FEMSA Servicios provides certain administrative services relating to insurance, legal and tax advice for a period of at least one year, cancelable thereafter by either party, and certain limited administrative and auditing services for as long as FEMSA maintains an interest in our company. In each case, these agreements were made on terms that we believe to be commercially reasonable.

In November 2000, we entered into a service agreement with FEMSA Logística, an indirect subsidiary of FEMSA, pursuant to which FEMSA Logística transports finished products from our production facilities to our distribution centers within Mexico. From November 1997 until November 2000, FEMSA Logística, and previously another FEMSA subsidiary, provided similar services pursuant to an informal arrangement with our company. In 2002, we paid approximately Ps.1,872.3 million pursuant to this agreement.

We are insured in Mexico primarily under FEMSA’s umbrella insurance policies with Grupo Nacional Provincial S.A., of which the son of the chairman of its board of directors is one of our alternate directors. The policies were purchased pursuant to a competitive bidding process. Fidelity bonds are purchased from Fianzas Monterrey New York Life S.A., of which one of our directors is the chairman of the board of review, and financial services are obtained from Grupo Financiero BBVA Bancomer, S.A. de C.V., of which two of our directors, Ricardo Guajardo Touché and Juan Carlos Braniff Hierro, were the chairman and vice-chairman of the board of directors, respectively. Affiliates of Grupo Financiero BBVA Bancomer, S.A. de C.V. purchased participations in the loans and certificados bursátiles incurred to finance the Panamco acquisition and acted as agent for the placement of the certificados bursátiles. In each case, the transactions were conducted on an arm’s length basis.

Our company and The Coca-Cola Company pay and reimburse each other for marketing expenditures under a cooperative marketing arrangement. In addition, The Coca-Cola Company has made payments to us in connection with cold-drink equipment investment and other volume driving investment programs. We purchase all of our concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total payments by us to The Coca-Cola Company for concentrates were approximately Ps.2,558 million, Ps.2,643 million and Ps.2,586 million in 2002, 2001 and 2000, respectively. In each of 2002 and 2001, The Coca-Cola Company contributed approximately 42% of our marketing budget, which totaled approximately Ps.714.8 million and Ps.692.6 million. In each of 2002 and 2001, The Coca-Cola Company also contributed to our refrigerator equipment investment program.

In connection with the acquisition of Panamco, we exchanged 304,045,678 of our Series D Shares with certain subsidiaries of The Coca-Cola Company for the shares of Panamco held by them immediately before the acquisition. See “Item 4. Information on the Company—The Panamco Acquisition Cost” and “—Major Shareholders.” The subsidiaries of The Coca-Cola Company that held Panamco shares made specified undertakings to support and facilitate the Panamco acquisition for the benefit of our company. In consideration for these undertakings, we made certain undertakings for the benefit of The Coca-Cola Company and its subsidiaries, including indemnity obligations with respect to specified matters relating to the accuracy of disclosure and the compliance with applicable law by our Board of Directors and the board of directors of Panamco and undertakings to take specified actions and refrain from specified others to facilitate the ability of The Coca-Cola Company to receive favorable tax treatment in connection with its participation in the acquisition. In connection with the execution of the acquisition agreement for Panamco, The Coca-Cola Company and FEMSA memorialized their understandings relating to specified operational and business issues that may affect us following completion of the acquisition. A summary of these understandings is set forth under “Item 4. Information on the Company—The Company—The Panamco Acquisition.”

José Antonio Fernández, Eva Garza de Fernández and Ricardo Guajardo Touche are also members of the Board of Directors of ITESM, a prestigious Mexican private university that routinely receives donations from us.

In connection with the acquisition of Panamco, we hired Allen & Company LLC to provide advisory services. One of our directors, Herbert Allen III, is the President of Allen & Company LLC.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-34.

Dividend Policy

For a discussion of our dividend policy, see “Item 3. Key Information—Dividends and Dividend Policy.”

Legal Proceedings

We are party to various legal proceedings in the ordinary course of business. Other than as disclosed in this annual report, we are not currently involved in any litigation or arbitration proceeding that is pending or are aware of any threatened litigation or arbitration, which we believe has, or has had, a material adverse effect on our company.

In May 2000, the Comisión Federal de Competencia (the Mexican Federal Antitrust Commission or “Commission”) requested that we provide them with information relating to their investigation of the sales practices of The Coca-Cola Company and the bottlers of Coca-Cola trademark beverages in Mexico, including our company. This investigation focused on monopolistic practices within the soft drink industry in Mexico. On November 3, 2000, the Commission notified us of its preliminary findings that the bottlers of Coca-Cola trademark beverages engaged in monopolistic practices with respect to exclusivity arrangements with retailers. On February 28, 2002, the Commission notified us of its decision, in which it found that bottlers of Coca-Cola trademark beverages, including our company, had committed monopolistic practices with respect to exclusivity arrangements with retailers. We appealed the ruling before the Mexican Antitrust Commission, and the Commission confirmed its findings on July 11, 2002. On August 21, 2002, we initiated proceedings (“amparo”) before a Mexican federal court challenging the decision of the Mexican Antitrust Commission. We believe that in the event that the ruling of the Mexican Antitrust Commission becomes final, such decision will not have a material adverse effect on our financial condition, since no fines have been imposed against us by the Mexican Antitrust Commission and the contracts with retailers that are subject of the investigations are not material with respect to our total sales.

     In June 2003, the Mexican Antitrust Commission announced that it was launching a separate investigation into the soft drink industry practice with respect to exclusivity arrangements in general. As of the date of this annual report, we have not received any requests for information from the Mexican Antitrust Commission. We cannot give any assurances that any action taken as a result of this investigation will not negatively affect us in the future.

     During 2002, we presented a claim to recover payments of approximately Ps.94 million made with respect to the Impuesto Especial Sobre Productos y Servicios (“Special Tax on Products and Services”) applicable to inventories produced with HFCS. We obtained a favorable ruling but the Mexican authorities have appealed this ruling. As of the date of this annual report, this appeal is pending.

At the time of the Panamco acquisition, Panamco and its subsidiaries were, and Panamco and its subsidiaries are still, subject to a number of significant and on-going legal proceedings, including antitrust, tax, labor, human rights and other claims. A description of the litigation can be found in its annual report filed with the SEC on Form 10-K on March 28, 2003 and its quarterly report filed with the SEC on Form 10-Q on May 6, 2003. Such reports do not constitute part of this annual report and are not incorporated by reference into this annual report. We are in the process of conducting a review of litigation pending against Panamco. Although no assurances can be given, we believe, based on the information available to us to date, that claims pending against Panamco are either without merit or will not result in a material adverse effect on our consolidated financial condition or consolidated results.

Item 9. The Offer and Listing

TRADING MARKETS

ADRs representing the ADSs have been issued by the Bank of New York, the depositary for our ADSs. Our ADSs have been traded on the New York Stock Exchange, and our Series L Shares on the Mexican Stock Exchange, since 1993. Each ADS represents ten Series L Shares. On December 31, 2002, approximately 94% of the publicly traded Series L Shares were held in the form of ADSs.

The following table sets forth, for the periods indicated, the reported high and low sales prices for the Series L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange. Prices have not been restated in constant currency units.
	Mexican Stock Exchange pesos per L Share		New York Stock Exchange dollars per L ADR
	High	Low	High	Low
1998:
Full year	Ps.17.72	Ps.10.98	$ 20.69	$ 10.81
1999:
Full year	Ps.20.30	Ps.12.32	$ 12.81	$ 11.13
2000:
Full year	Ps.21.15	Ps.13.70	$ 22.38	$ 18.50
2001:
First quarter	Ps.23.15	Ps.16.91	$ 25.31	$ 18.00
Second quarter	22.18	16.80	24.70	17.85
Third quarter	22.18	17.50	23.85	17.40
Fourth quarter	19.54	16.54	21.15	17.76
2002:
First quarter	Ps.25.06	Ps.16.80	$ 25.31	$ 17.40
Second quarter	27.60	22.85	29.70	22.60
Third quarter	23.80	19.50	23.93	19.01
Fourth quarter	23.60	18.10	23.00	17.50
December	23.30	18.10	23.00	17.50
2003:
January	Ps.20.90	Ps.18.74	$ 19.30	$ 18.02
February	20.20	19.20	18.52	17.47
March	20.09	18.30	17.86	16.64
April	22.00	18.80	21.25	17.39
May	23.00	20.80	22.40	20.03
June(1)	24.25	23.00	22.68	22.15

(1)	From the period beginning June 1, 2003 until June 13, 2003.

Since November 1, 1996, our 8.95% Notes due November 1, 2006 have been listed on the New York Stock Exchange. The following table sets forth, for the periods indicated, the reported high and low sales prices for the notes, as a percentage of principal amount, on the New York Stock Exchange.
	New York Stock Exchange Percentage of Principal Amount
	High	Low
1998:
Full year	106.00	82.00
1999:
Full year	102.81	90.16
2000:
Full year	106.33	99.24
2001:
First quarter	104.88	102.06
Second quarter	104.81	104.63
Third quarter	104.81	104.63
Fourth quarter	112.25	112.25
2002:
First quarter	111.91	110.63
Second quarter	111.73	110.75
Third quarter	112.13	110.14
Fourth quarter	115.51	111.88
December	115.51	114.32
2003:
January	116.70	115.16
February	115.18	114.76
March	116.43	115.21
April	116.50	115.63
May	116.90	115.39
June(1)	117.72	116.15

(1)	From the period beginning June 1, 2003 until June 13, 2003.

It is not practicable for us to determine the portion of the notes beneficially owned by U.S. persons.

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.), located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation whose shares are held by 30 brokerage firms, which are exclusively authorized to trade on the Exchange. Trading on the Mexican Stock Exchange takes place principally through automated systems, which are open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the Series L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange outside Mexico.

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including our shares, are on deposit with Instituciün para el Depüsito de Valores, S.A. de C.V., commonly referred to as Indeval, a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Item 10. Additional Information

BYLAWS

Set forth below is a brief summary of certain significant provisions of our bylaws, as amended, and Mexican law. This description does not purport to be complete and is qualified by reference to our bylaws and Mexican law. For a description of the provisions of our bylaws relating to our board of directors, executive officers and examiners, see “Item 6. Directors, Senior Management and Employees.”

Organization and Register

We were incorporated on October 31, 1991, as a Mexican corporation (sociedad anónima de capital variable) in accordance with the Mexican Companies Law. We are registered in the Public Registry of Commerce of Mexico City on August 23, 1993 under the number 176543.

Purposes

The purposes of our company may be found in Chapter 1, Article 2 of our bylaws and include the following general items: (a) to establish, promote and organize commercial or civil companies of any type, as well as to acquire and possess shares or participations in them; (b) to carry out all types of active and passive transactions involving bonds, shares, participations and securities of any type; (c) to provide or receive advisory, consulting or other types of services in business matters; (d) to conduct business with equipment, raw materials and any other items necessary to the companies in which we have an interest or with which we have commercial relations; (e) to acquire and dispose of trademarks, commercial names, copyrights, patents, inventions, franchises, distributions, concessions and processes; (f) to possess and operate real and personal property necessary for our purposes; to subscribe, buy and sell stocks, bonds and securities among other things; (g) to draw, accept, make, endorse or guarantee negotiable instruments, issue bonds secured with real property or unsecured, and to make us jointly liable, to grant security of any type with regard to obligations entered into by us or by third parties, and in general, to perform such acts, enter into such contracts and carry out such other transactions as may be necessary or conducive to our business purpose.

Voting Rights

Series A Shares and Series D Shares have full voting rights but are subject to transfer restrictions. Series B Shares, if subscribed, will have full voting rights and will be freely transferable. Series L Shares are freely transferable but have limited voting rights. Series L Shares are not exchangeable for Series A Shares or Series D Shares or vice versa. Except for the restrictions on transfer of the Series A and Series D Shares, as well as limitations on the voting rights of Series L Shares, the respective rights of the Series A, Series D and Series L (but not Series B) Shares, voting as separate classes, to elect specified numbers of our directors and alternate directors and prohibitions on non-Mexican ownership of Series A Shares, the rights of holders of all series of capital stock are substantially identical. See “Item 6. Directors, Senior Management, and Employees”, “—Foreign Investment Legislation” and “—Transfer Restrictions”.

Under our bylaws, holders of Series L Shares are entitled to vote only in limited circumstances. They may elect up to three of our eighteen directors and, in certain circumstances where holders of Series L Shares have not voted for the director elected by holders of the majority of such series of shares, they may be entitled to elect one or more additional directors. See “Item 6. Directors, Senior Management and Employees.” In addition, (i) transformation of our company from one type of company to another (other than changing from a variable capital to fixed-capital corporation and vice versa), (ii) any merger where we are not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of our company or our subsidiaries, and (iii) cancellation of the registration of our shares with the National Registry of Securities (Registro Nacional de Valores or RNV) by the CNBV or with other foreign stock exchanges on which our shares may be listed, require a quorum of 82% of our capital stock (including the Series L Shares) and the vote of at least a majority of our capital stock voting (and not abstaining). The affirmative vote of 95% of our capital stock (including the Series L Shares) and the approval of the CNBV would be required to amend the provisions of our bylaws that require our controlling shareholders, in the event of cancellation of the registration of any of our shares on RNV, to make a public offer to acquire such shares. Except as described above and in the following paragraph, the holders of Series L Shares have no voting rights. Holders of Series L Shares are not entitled to attend or to address meetings of shareholders at which they are not entitled to vote.

Holders of ADRs representing our ADSs are entitled to instruct the depositary as to the exercise of the limited voting rights pertaining to the Series L Shares represented by their ADSs, subject to the terms of the ADS deposit agreement.

Under Mexican law, holders of shares of any series are also entitled to vote as a class in a special meeting governed by the same rules that apply to extraordinary meetings, as described below, on any action that would prejudice the rights of holders of shares of such series but not rights of holders of shares of other series. In addition, a holder of shares of the series that might be prejudiced would be entitled to judicial relief against any prejudicial action taken without the required vote. The determination of whether an action requires a class vote on these grounds would initially be made by our board of directors or our examiners. A negative determination would be subject to judicial challenge by an affected shareholder, and the necessity for a class vote would ultimately be determined by a Mexican court. There are no other procedures for determining whether a particular proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Shareholders’ Meetings

General shareholders’ meetings may be ordinary meetings or extraordinary meetings. General extraordinary meetings are those called to consider certain matters specified in Article 182 of the Mexican Companies Law and the bylaws, including, principally, amendments to the bylaws, liquidation, dissolution, merger, transformation from one type of corporate form to another, change in nationality, change of corporate purpose, issuance of convertible debentures and increases and reductions of the fixed portion of the capital. In addition, our bylaws require an extraordinary general meeting to consider the cancellation of the registration of our shares with the RNV or with other foreign stock exchanges on which its shares may be listed. General meetings called to consider all other matters are ordinary meetings, which must be held at least once each year. All other matters on which holders of Series L Shares are entitled to vote at a general shareholders meeting would be considered at an extraordinary general meeting.

An ordinary general meeting of the holders of Series A, Series D and Series B Shares must be held at least once each year to consider the approval of the financial statements of our and certain of our subsidiaries for the preceding fiscal year, to elect examiners, to adopt the designation of directors determined by the holders of the Series A, Series D and Series L Shares at their respective special meetings and to determine the allocation of the profits of the preceding year.

The quorum for special meetings of any series of shares is a majority of the holders of such shares, and action may be taken by holders of a majority of the shares. The quorum for ordinary and extraordinary general meetings at which holders of Series L Shares are not entitled to vote is 76% of the holders of our Series A, Series D and Series B Shares, and the quorum for an extraordinary general meeting at which holders of Series L Shares are entitled to vote is as set forth above.

The board of directors, our examiners, or, under certain circumstances, a Mexican court, may call shareholders’ meetings. Holders of 10% or more of our capital stock may require the board of directors or the examiners to call a shareholders meeting at which the holders of Series L Shares would be entitled to vote, and holders of 10% or more of the Series A, Series B and Series D Shares may require the board of directors or the examiners to call a meeting at which the holders of Series L Shares would not be entitled to vote. Notice of meetings and the meeting agendas must be published in a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a meeting, shareholders must deposit their shares and receive a certificate from our Corporate Secretary (or, in the case of Series A or Series D Shares, from our transfer agent) authorizing participation in such meeting at least 48 hours in advance of the time set thereof or, in the case of Series B or Series L Shares held in book-entry form through Indeval, submit certificates evidencing a deposit of the shares with Indeval. If so entitled to attend the meeting, a shareholder may be represented by proxy. Our directors and examiners may not act as proxies.

Under Mexican law, holders of 20% of our outstanding shares of common stock entitled to vote on a particular item may judicially oppose resolutions adopted at a general meeting if the following conditions are met: (i) such holders file a complaint with a Mexican court within 15 days after the adjournment of the meeting at which such action was taken; (ii) such holders’ complaint details the provisions of the Mexican law or our bylaws that are violated and the reason for their claim; and (iii) such holders were represented at the meeting when the action was taken or, if represented, voted against such action.

Dividend Rights

At the annual ordinary general meeting of holders of Series A, Series D and Series B Shares, the board of directors submits our financial statements for the previous fiscal year, together with a report thereon by the board. The holders of Series A, Series D and Series B Shares, once they have approved the financial statements, determine the allocation of our net profits for the preceding year. They are required by law to allocate at least 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our historical capital stock (before the effect of restatement). The legal reserve on June 30, 1993 was Ps. 500,000. Thereafter, the shareholders may determine and allocate a certain percentage of net profits to any special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits is available for distribution. All shares outstanding and fully paid (including Series L Shares) at the time a dividend or other distribution is declared are entitled to share equally in such dividend or other distribution. Shares which are only partially paid participate in a dividend or other distributions in the same proportion that such shares have been paid at the time of the dividend or other distributions. Treasury shares are not entitled to dividends or other distributions.

Liquidation

Upon our liquidation, a liquidator may be appointed to wind up its affairs. All fully paid and outstanding shares of capital stock (including Series L Shares) will be entitled to participate equally in any distribution upon liquidation. Shares which are only partially paid participate in such distribution upon liquidation in the proportion that they have been paid at the time of liquidation. There are no liquidation preferences for any series of our shares.

Preemptive Rights

In the event of a capital increase, a holder of existing shares (including Series L Shares) has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder’s existing proportionate holdings of shares. Preemptive rights must be exercised within a term of not less than 15 days following the publication of notice of the capital increase in the Diario Oficial de la Federación and in one of the newspapers of general circulation in our corporate domicile. Under Mexican law, preemptive rights cannot be waived in advance of the issuance thereof and cannot be represented by an instrument that is negotiable separately from the corresponding share. As a result, there is no trading market for the rights in connection with a capital increase. Holders of ADSs that are U.S. persons or located in the United States may be restricted in their ability to participate in the exercise of such preemptive rights. See “Risk Factors—Risks Related to Our Controlling Shareholders and Capital Structure” for a description of the circumstances under which holders of ADSs may not be entitled to exercise such rights.

Foreign Investment Legislation

Ownership by non-Mexicans of shares of Mexican enterprises is regulated by the 1993 Ley de Inversión Extranjera (the Foreign Investment Law) and the 1998 Regulations thereunder (the Foreign Investment Regulations). The Comisión Nacional de Inversión Extranjera (the National Foreign Investment Commission) is responsible for the administration of the Foreign Investment Law and its Regulations. In order to comply with restrictions on the percentage of their capital stock that may be owned by non-Mexican investors, Mexican companies typically limit particular classes of their stock to Mexican ownership. Under the Foreign Investment Law, a trust for the benefit of one or more non-Mexican investors may qualify as Mexican if the trust meets certain conditions that will generally ensure that the non-Mexican investors do not determine how the shares are voted.

The Foreign Investment Law generally allows foreign holdings of up to 100% of the capital stock of Mexican companies. However, the Law reserves certain economic activities exclusively for the Mexican state and certain other activities for Mexican individuals or Mexican corporations, the charters of which contain a prohibition on ownership by non-Mexicans of the corporation’s capital stock. Although the Foreign Investment Law grants broad authority to the Foreign Investment Commission to allow foreign investors to own more than 49% of the capital of Mexican enterprises after taking into consideration public policy and economic concerns our bylaws provide that Series A Shares shall at all times constitute no less than 51% of all outstanding common shares (excluding Series L Shares) and may only be held by Mexican investors.

Transfer Restrictions

Our bylaws provide that no holder of Series A or Series D Shares may sell its Series A or D Shares unless it has disclosed the terms of the proposed sale and the name of the proposed buyer and has previously offered to sell such shares to the holders of the other such series for the same price and terms as it intended to sell the shares to a third party. If the shareholders being offered shares do not choose to purchase such shares within 90 days of the offer, the selling shareholder is free to sell the shares to such third party at the price and under the terms specified in such offer within a specified time. In addition, our bylaws impose certain procedures in connection with the pledge of any Series A or Series D Shares to any financial institution which are designed, among other things, to ensure that such pledged shares will be offered to the holders of the other such Series at market value prior to any foreclosure with respect thereto. Finally, a proposed transfer of Series A or Series D Shares other than a proposed sale or such a pledge, or a change of control of a holder of Series A or Series D Shares that is a subsidiary of a principal shareholder, would trigger rights of first refusal to purchase the subject shares at market value. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”

Other Provisions

Redemption

Our fully paid shares are subject to redemption in connection with either (i) a reduction of share capital or (ii) a redemption with retained earnings, which, in either case, must be approved by our shareholders at an extraordinary shareholders’ meeting. The shares subject to any such redemption would be selected by us by lot or in the case of redemption with retained earnings, by purchasing shares by means of a tender offer conducted on the Mexican Stock Exchange, in accordance with the Mexican Companies Law.

Capital Variations

Any change in our authorized capital stock requires a resolution of an extraordinary general meeting of shareholders. We are permitted to issue shares constituting fixed capital and shares constituting variable capital. At present, all of the issued shares of our capital stock, including those Series B and Series L Shares that remain in our treasury, constitute fixed capital. See “—Voting Rights.” The fixed portion of our capital stock may only be increased or decreased by amendment of our bylaws upon resolution of an extraordinary general meeting of the shareholders. The variable portion of our capital stock may be increased or decreased by resolution of an ordinary general meeting of the shareholders without amending the by-law. Under Mexican law and our bylaws, the outstanding variable portion of our stock may be redeemed at the holder’s option at any time at a redemption price equal to the lower of: (i) 95% of the average market value of such shares on the Mexican Stock Exchange for 30 trading days on which the shares were quoted preceding the date on which the exercise of the option is effective and (ii) the book value of such shares at the end of the fiscal year in which the exercise of the option is effective. If the option is exercised during the first three quarters of a fiscal year, it is effective at the end of that fiscal year; but if it is exercised during the fourth quarter, it is effective at the end of the next succeeding fiscal year. The redemption price would be payable following the annual ordinary general meeting of holders of Series A, Series D and Series B Shares at which the relevant annual financial statements were approved.

Fixed capital cannot be redeemed. Requests for redemption are satisfied only to the extent of available variable capital and in the order in which the requests are received. Requests that are received simultaneously are satisfied pro rata to the extent of available capital.

Forfeiture of Shares

As required by Mexican law, our bylaws provide that our non—Mexican shareholders formally agree with the Secretaría de Relaciones Exteriores (the Ministry of Foreign Affairs) to: (i) to be considered as Mexicans with respect to our shares that they acquire or hold as well as to the property, rights, concessions, participation or interest owned by us or to the rights and obligations derived from any agreements we have with the Mexican government and (ii) not to invoke the protection of their own governments in matters relating to their ownership of our shares. Failure to comply with these provisions is subject to a penalty of forfeiture of such shareholders’ capital interests in favor of Mexico. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder. In the opinion of Lic. Carlos Aldrete Ancira, our General Counsel, under this provision a non—Mexican shareholder is not deemed to have waived any other rights it may have, including any rights under the United States securities laws, with respect to its investment in our company. If the shareholder should invoke such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of shares by non-Mexican persons.

Duration

Our existence under the bylaws continues until 2090.

Purchase of Our Own Shares

According to our bylaws, we generally may not repurchase our shares, subject to certain exceptions. First, we may repurchase fully paid shares for cancellation with distributable earnings pursuant to a decision of an extraordinary general meeting of shareholders. Second, pursuant to judicial adjudication, we may acquire the shares of a shareholder in satisfaction of a debt owed to us by such shareholder; we must sell any shares so acquired within three months, otherwise our capital stock will be reduced and such shares cancelled. Third, in accordance with our bylaws, we would also be permitted to repurchase our own shares on the Mexican Stock Exchange under certain circumstances, with funds from a special reserve created for such purpose. We may hold shares we repurchase as treasury shares, which would be treated as authorized and issued but not outstanding unless and until subsequently subscribed for and sold.

Conflict of Interest

A shareholder voting on a business transaction in which its interests conflict with our interests may be liable for damages, but only if the transaction would not have been approved without such shareholder’s vote.

Actions against Directors

Action for civil liabilities against directors may be initiated by resolution passed at a general ordinary shareholders’ meeting. In the event the shareholders decide to bring such action, the directors against whom such action is to be brought immediately cease to be directors. Additionally, shareholders (including holders of Series L Shares) representing, in the aggregate, not less than 15% of the outstanding shares may directly bring such action against directors, provided that (i) such shareholders did not concur in the decision at the general shareholders’ meeting not to take action against the directors, and (ii) the claim covers all the damages alleged to have been caused to us and not only the portion corresponding to such shareholders. Any recovery of damages with respect to such action will be for our benefit and not for the shareholders bringing action.

Appraisal Rights

Whenever the shareholders approve a change of corporate purposes, change of nationality of the company, or transformation from one form of company to another, any shareholder entitled to vote who has voted against the change may withdraw from our company and receive the amount attributable to its shares under Mexican law, provided that the shareholder exercises its rights within 15 days following the adjournment of the meeting at which the change was approved. Because holders of Series L Shares are not entitled to vote on certain types of these changes, such withdrawal rights are available to holders of Series L Shares in fewer cases than to holders of other series of our capital stock.

Rights of Shareholders

The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The substantive law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders cannot challenge corporate action taken at a shareholders’ meeting unless they meet certain procedural requirements, as described above under “—Shareholders’ Meetings.”

As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

In addition, under the U.S. securities laws, as a foreign private issuer, we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the U.S. Securities Exchange Act of 1934, including the proxy solicitation rules, the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from certain of the corporate governance requirements of the New York Stock Exchange, Inc., including the requirements concerning audit committees and independent directors.

Enforceability of Civil Liabilities

We are organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

MATERIAL CONTRACTS

We manufacture, package, distribute, and sell soft drink beverages and bottled water under bottler agreements with The Coca-Cola Company. For a discussion of the terms of these contracts, see “Item 4. Information on the Company—Bottler Agreements” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” In addition, pursuant to a tradename licensing agreement with The Coca-Cola Company, we are authorized to use certain trademark names of The Coca-Cola Company. See “Item 4. Information on the Company—Bottler Agreements.”

We are managed as a joint venture between CIBSA, a subsidiary of FEMSA, and certain subsidiaries of The Coca-Cola Company, pursuant to a shareholders agreement. For a discussion of the terms of this agreement, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”

Pursuant to several supply agreements, we purchase crown caps, plastic bottle caps, cans, commercial refrigerators, lubricants, detergents, plastic cases, and substantially all of our returnable glass bottle requirements for our Mexican operations from FEMSA Empaques, a FEMSA subsidiary. Pursuant to a service agreement between our company and FEMSA Logística, a FEMSA subsidiary, FEMSA Logística transports finished products from our production facilities to our distribution centers in Mexico. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for a discussion of these and other transactions with our affiliates.

We purchase the large majority of our non-returnable plastic bottles, as well as pre-formed plastic ingots for the production of non-returnable plastic bottles, from ALPLA, an authorized provider of PET for the Coca-Cola Company, pursuant to an agreement we entered into in April 1998. Under this agreement, we rent plant space to ALPLA, where it produces PET bottles and ingots to certain specifications and quantities for our use.

On November 2, 2001, we entered into two franchise bottling agreements with Promotora de Marcas Nacionales, a subsidiary of Emprex, for the bottling and distribution of Mundet brands in most of our Mexican territories. The terms and conditions of the franchise agreements are similar to the current arrangements that we have entered into with The Coca-Cola Company for the bottling and distribution of Coca-Cola trademark soft drink beverages. See “Item 4. Information on the Company—Bottler Agreements.”

See “Item 5. Operating and Financial Review and Prospects—Contractual Obligations” for a brief discussion of certain terms of our significant debt agreements.

EXCHANGE CONTROLS

The Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to U.S. dollars, no assurance can be given that the Mexican government will not institute a restrictive exchange control policy in the future.

TAXATION

The following summary contains a description of certain U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of the 8.95% Notes due November 1, 2006, referred to in this annual report as the Notes, Series L Shares or ADSs by a holder that is a citizen or resident of the United States, a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the Notes, Series L Shares or ADSs, referred to in this annual report as a U.S. holder, but it does not purport to be a description of all of the possible tax considerations that may be relevant to a decision to purchase the Notes, Series L Shares or ADSs. In particular, this discussion does not address all Mexican or U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, dealers, traders who elect to mark to market, tax-exempt entities, insurance companies, investors who hold the Notes, Series L Shares or ADSs as part of a hedge, straddle, conversion or integrated transaction or investors who have a “functional currency” other than the U.S. dollar. This summary deals only with U.S. holders that will hold the Notes, Series L Shares or ADSs as capital assets, but does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of the voting shares (including Series L Shares) of our company. Nor does it address the situation of holders of Notes who did not acquire the Notes as part of the initial distribution.

This summary is based upon tax laws of the United States and Mexico as in effect on the date of this annual report, including the provisions of the income tax treaty between the United States and Mexico, referred in this annual report as the Tax Treaty, which are subject to change. The summary does not address any tax consequences under the laws of any state or locality of Mexico or the United States or the laws of any taxing jurisdiction other than the federal laws of Mexico and the United States. Holders of the Notes, Series L Shares or ADSs should consult their tax advisers as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of Notes, Series L Shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Mexican Taxation

For purposes of this summary, the term “non-resident holder” means a holder that is not a resident of Mexico and that does not hold the Notes, Series L Shares, or ADSs in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico. For purposes of Mexican taxation, an individual is a resident of Mexico if he or she has established his or her home in Mexico, unless he or she has resided in another country for more than 183 days (whether consecutive or not) during a calendar year, and can demonstrate that he or she has become a resident of that country for tax purposes. A legal entity is a resident of Mexico either if it is organized under the laws of Mexico or if it has its principal place of business or its place of effective management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such a person can demonstrate that the contrary is true. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to such a permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

Tax Considerations Relating to the Notes

Taxation of Interest and Principal in Respect of the Notes. Under Mexican income tax law, payments of interest by a Mexican issuer in respect of its notes (including payments of principal in excess of the issue price of such notes, which, under Mexican law, are deemed to be interest) to a non-resident holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% if (i) the relevant notes are registered with the Special Section of the National Registry of Securities and Intermediaries maintained by the National Banking and Securities Commission, (ii) the notes are placed, through banks or brokerage houses, in a country that has entered into a treaty to avoid double taxation with Mexico, and (iii) no party related to us (defined under the applicable law as parties that are (x) shareholders of our company that own, directly or indirectly, individually or collectively, with related persons (within the meaning of the applicable law) more than ten percent (10%) of our voting stock or (y) corporations more than twenty percent (20%) of the stock of which is owned, directly or indirectly, individually or collectively, by related persons of our company), directly or indirectly, is the effective beneficiary of five percent (5%) or more of the aggregate amount of each such interest payment.

Apart from the Mexican income tax law discussed in the preceding paragraph, other provisions reducing the rate of Mexican withholding taxes may also apply. Under the Tax Treaty, the rate would be 4.9% for certain holders that are residents of the United States (within the meaning of the Tax Treaty). If the requirements described in the preceding paragraph are not met and no other provision reducing the rate of Mexican withholding taxes applies, such interest payments will be subject to a Mexican withholding tax assessed at a rate of 10%.

Payments of interest made by us with respect to the Notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that any such fund (i) is duly incorporated pursuant to the laws of its country of origin and is the effective beneficiary of the interest accrued, (ii) is exempt from income tax in such country, and (iii) is registered with the Ministry of Finance for that purpose.

We have agreed, subject to specified exceptions, to pay additional amounts, referred to in this annual report as Additional Amounts, to the holders of the Notes in respect of the Mexican withholding taxes mentioned above. If we pay Additional Amounts in respect of such Mexican withholding taxes, any refunds received with respect to such Additional Amounts will be for the account of our company.

Holders or beneficial owners of Notes may be requested by us to provide certain information or documentation required by applicable law to facilitate the determination of the appropriate withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, our obligation to pay Additional Amounts may be limited.

Under existing Mexican law and regulations, a non-resident holder will not be subject to any Mexican taxes in respect of payments of principal made by us with respect to the Notes.

Taxation of Dispositions of Notes. Capital gains resulting from the sale or other disposition of the Notes by a non-resident holder will not be subject to Mexican income or other taxes.

Tax Considerations Relating to the Series L Shares and the ADSs

Taxation of Dividends. Under Mexican income tax law, dividends, either in cash or in kind, paid with respect to the Series L Shares represented by ADSs or the Series L Shares are not subject to Mexican withholding tax.

Taxation of Dispositions of ADSs or Series L Shares. Gains from the sale or disposition of ADSs by non-resident holders will not be subject to Mexican withholding tax. Gains from the sale of Series L Shares carried out by non-resident holders through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance will generally be exempt from Mexican tax provided certain additional requirements are met. Also, certain restrictions will apply if the Series L Shares are transferred as a consequence of public offerings.

Gains on the sale or other disposition of Series L Shares or ADSs made in other circumstances generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor. However, under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of Series L Shares or ADSs in a transaction that is not carried out through the Mexican Stock Exchange or other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our total capital stock (including Series L Shares represented by ADSs) within the 12-month period preceding such sale or other disposition. Deposits of Series L Shares in exchange for ADSs and withdrawals of Series L Shares in exchange for ADSs will not give rise to Mexican tax.

Non-resident holders that do not meet the requirements referred to above are subject to a 5% withholding tax on the gross sales price received upon the sale of Series L Shares through the Mexican Stock Exchange. Alternatively, non-resident holders may elect to be subject to a 20% tax rate on their net gains from the sale as calculated pursuant to the Mexican Income Tax Law provisions. In both cases, the financial institutions involved in the transfers must withhold the tax.

The Mexican tax rules governing the taxation of gains of nonresident holders on dispositions of their Series L Shares or ADSs were amended during 2002. Nonresident holders who disposed of their Series L Shares or ADSs during 2002 should consult their own Mexican tax advisors for the Mexican tax treatment of such dispositions.

Other Mexican Taxes

There are no Mexican inheritance, gift, succession or value added taxes applicable to the ownership, transfer, exchange or disposition of the Notes, ADSs or the Series L Shares, although gratuitous transfers of Series L Shares may in certain circumstances cause a Mexican federal tax to be imposed upon the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of the Notes, ADSs or Series L Shares.

United States Taxation

Tax Considerations Relating to the Notes

Taxation of Interest and Additional Amounts in Respect of the Notes. A U.S. holder will treat the gross amount of interest and Additional Amounts (i.e., without reduction for Mexican withholding taxes) as ordinary interest income in respect of the Notes. Mexican withholding taxes paid at the appropriate rate applicable to the U.S. holder will be treated as foreign income taxes eligible for credit against such U.S. holder’s United States federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such U.S. holder, for deduction in computing such U.S. holder’s taxable income. Interest and Additional Amounts constitute income from sources without the United States for foreign tax credit purposes. During any period where the applicable withholding rate is 4.9%, such income generally will constitute “passive income” or, in the case of certain U.S. holders, “financial services income.” If the Mexican withholding tax rate applicable to a U.S. holder is 5% or more, however, such income generally will constitute “high withholding tax interest.”

The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of Additional Amounts.

Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial. U.S. holders should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

A holder or beneficial owner of Notes that is, with respect to the United States, a foreign corporation or a nonresident alien individual, referred to in this annual report as a Non-U.S. holder, generally will not be subject to United States federal income or withholding tax on interest income or Additional Amounts earned in respect of Notes, unless such income is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States.

Taxation of Dispositions of Notes. A gain or loss realized by a U.S. holder on the sale, exchange, redemption or other disposition of Notes generally will be a long-term capital gain or loss if, at the time of the disposition, the Notes have been held for more than one year. Long-term capital gain recognized by a U.S. holder that is an individual is subject to lower rates of federal income taxation than ordinary income or short-term capital gain. The deduction of capital loss is subject to limitations for U.S. federal income tax purposes.

Tax Considerations Relating to the Series L Shares and the ADSs

In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the owners of the Series L Shares represented by those ADSs.

Taxation of Dividends. The gross amount of any dividends paid with respect to the Series L Shares represented by ADSs or the Series L Shares generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, in the case of the Series L Shares, or by the Depositary, in the case of the Series L Shares represented by ADSs, and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of the Series L Shares, or by the Depositary, in the case of the Series L Shares represented by the ADSs (regardless of whether such pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of Series L Shares or ADSs after December 31, 2002 and before January 1, 2009 is subject to taxation at a maximum rate of 15%. U.S. holders should consult their own tax advisors regarding the availability of the reduced dividends tax rate in light of their own particular circumstances. U.S. holders should consult their tax advisors regarding the treatment of the foreign currency gain or loss, if any, on any pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt. Dividends generally will constitute foreign source “passive income” or, in the case of certain U.S. holders, “financial services income” for U.S. foreign tax credit purposes.

Distributions to holders of additional Series L Shares with respect to their ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

A holder of Series L Shares or ADSs that is, with respect to the United States, a foreign corporation or Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on dividends received on Series L Shares or ADSs, unless such income is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States.

Taxation of Capital Gains. A gain or loss realized by a U.S. holder on the sale or other disposition of ADSs or Series L Shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s tax basis in the ADSs or the Series L Shares. Any such gain or loss will be a long-term capital gain or loss if the ADSs or Series L Shares were held for more than one year on the date of such sale. Long-term capital gain recognized by a U.S. holder that is an individual is subject to lower rates of federal income taxation than ordinary income or short-term capital gain. The deduction of capital loss is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of Series L Shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Gain, if any, realized by a U.S. holder on the sale or other disposition of Series L Shares or ADSs will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently if a Mexican withholding tax is imposed on the sale or disposition of Series L Shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, Series L Shares.

A Non-U.S. holder of Series L Shares or ADSs will not be subject to U.S. federal income or withholding tax on any gain realized on the sale of Series L Shares or ADSs, unless (i) such gain is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States, or (ii) in the case of gain realized by an individual Non-U.S. holder, the Non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

United States Backup Withholding and Information Reporting

A U.S. holder of Series L Shares, ADSs or notes may, under certain circumstances, be subject to “backup withholding” with respect to certain payments to such U.S. holder, such as dividends, interest or the proceeds of a sale or disposition of Series L Shares, ADSs or Notes, unless such holder (i) is a corporation or comes within certain exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules does not constitute a separate tax and will be creditable against the holder’s U.S. federal income tax liability. While Non-U.S. holders generally are exempt from backup withholding, a Non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, we were not required to make filings with the SEC by electronic means prior to November 4, 2002, although we were permitted to do so. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

The annual and quarterly reports of Panamco referenced in this annual report may be inspected and copied at the offices of the SEC referenced above. Such information is also available on the SEC’s web site at http://www.sec.gov. Such reports do not constitute part of this annual report and are not incorporated by reference into this annual report.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

In connection with our business activities, we have issued and hold financial instruments that currently expose us to market risks related to changes in interest rates, foreign currency exchange rates and commodity prices. In May 2003, as a result of the Panamco acquisition, we incurred or acquired significant new indebtedness, which significantly increased our exposure to market risks relating to changes in interest rates and foreign currency exchange rates. See “Item 5. Operating and Financial Review and Prospects-Contractual Obligations. We are also subject to exchange rate risks resulting from our subsidiaries outside Mexico that report their results in currencies other than Mexican pesos.

We currently do not hedge our interest rate or exchange rate risks with derivative instruments, but may do so in the future.

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2002, we had outstanding indebtedness of Ps.3,177.4 million, of which approximately 99.9% bore interest at fixed interest rates and approximately 0.1% bore interest at variable interest rates. The interest rate on our variable rate debt is determined by reference to the London Interbank Offer Rate, or LIBOR, a benchmark rate used for Eurodollar loans. LIBOR increases would, consequently, increase our interest payments.

The table below provides information about our financial instruments that are sensitive to changes in interest rates, presenting principal payments and related weighted average interest rates by expected maturity dates. Weighted average variable rates are based on the LIBOR curve on December 31, 2002, plus spread contracted by us. The instruments’ actual payments are denominated in U.S. dollars, which are presented in pesos, our reporting currency, in the table below, utilizing the December 31, 2002 exchange rate of Ps.10.459 Mexican pesos per dollar. The fair value of long-term bank loans and syndicated loans is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar remaining maturities. The fair value of long-term notes payable is based on quoted market prices.

Principal by Year of Maturity At December 31, 2002 (millions of constant Mexican pesos)

					2007	2008 and thereafter	2002		2001
	2003	2004	2005	2006			Total	Fair Value	Total	Fair Value
Fixed Rate Debt
Principal	-	1,045.9	-	2,091.8		-	3,137.7	3,558.6	2,911.0	3,242.5
Weighted average rate	-	9.4%	-	9.0%		-	9.1%	-	9.1%

Variable Rate Debt
Principal	9.3	9.3	7.0	7.0	7.0	1.8	41.4	41.4	51.8	51.8
Weighted average rate	8.7%	8.7%	9.4%	9.4%	9.4%	9.1%	9.1%	-	9.5%

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to floating-rate liabilities held at December 31, 2002 would have increased our interest expense in 2002 by approximately Ps.0.4 million, or 0.1%, over a 12-month period.

Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the peso relative to the U.S. dollar. In 2002, approximately 92% of our consolidated total revenues were denominated in pesos, and 8% were denominated in Argentine pesos. We estimate that a majority of our consolidated costs and expenses are denominated in pesos for Mexican subsidiaries and in Argentine pesos for Coca-Cola FEMSA de Buenos Aires. As of December 31,

2002, all our indebtedness was denominated in U.S. dollars. Decreases in the value of the peso relative to the U.S. dollar will increase the cost in pesos of our foreign currency denominated operating costs and expenses and of the debt service obligations with respect to our foreign currency denominated indebtedness. A depreciation of the peso relative to the U.S. dollar will also result in foreign exchange losses as the peso value of our foreign currency denominated indebtedness is increased.

Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to U.S. dollar-denominated debt obligations as shown in the interest risk table above.

As of December 31, 2002, we did not have any forward agreements to hedge our liabilities denominated in US dollars and we did not have any call option agreements to buy U.S. dollars. A hypothetical, instantaneous 10% devaluation in the value of the peso relative to the U.S. dollar occurring on December 31, 2002, would have resulted in a decrease in our net consolidated integral cost of financing of approximately Ps.16.9 million over a 12-month period, reflecting a foreign exchange gain generated by the cash balances held in U.S. dollars as of that date, net of the loss based on our U.S. dollar-denominated indebtedness at December 31, 2002. However, this result does not take into account any gain on monetary position that would be expected to result from an increase in the inflation rate generated by a devaluation of the peso relative to the U.S. dollar, which gain on monetary position would reduce the consolidated net integral cost of financing. After the Panamco acquisition, we have a net monetary liability position in U.S. dollars, which could result in significant increases in the integral costs of financing in the event of a devaluation of the Mexican peso.

Commodity Price Risk

On December 31, 2002 the Company signed various derivative contracts with different financial institutions to hedge the cost of aluminum for 2003 and 2004. These contracts vary in nature, but all settle exclusively in cash.

Maturity Date	Contract Type	Notional Amount	Fair Value	Tonage

2003	Seagull	Ps.23,806	Ps.(894)	1,584
	Swaps	53,589	(929)	3,674

2004	Swaptions	34,556	(2,381)	2,360
	Swaps	20,189	(427)	1,370

The fair value is estimated based on quoted market prices to terminate the contracts at December 31, 2002.

Equity Risk

In 1997, certain of our subsidiaries commenced an executive incentive program, which expired in accordance with its terms in March 2003 with no payments having been done under the program. In November 1997, we hedged our obligations under the executive incentive program by investing in options related to FEMSA BD Units. See “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Officers.”

Items 12-14. Not Applicable

Item 15. Controls and Procedures

(a) Within the 90 days prior to the date of this report, the Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company’s evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

(b) There were no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the date we carried out our evaluation.

Items 16-17. Not Applicable

Item 18. Financial Statements

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19. Exhibits

(a) List of Financial Statements Page
Report of Independent Public Accountants	F-1
Consolidated Balance Sheets at December 31, 2002 and 2001	F-2
Consolidated Income Statements For the Years Ended
December 31, 2002, 2001 and 2000	F-4
Consolidated Statements of Changes in Financial Position For
the Years Ended December 31, 2002, 2001 and 2000	F-5
Consolidated Statements of Changes in Stockholders’ Equity
For the Years Ended December 31, 2002, 2001 and 2000	F-6
Notes to the Consolidated Financial Statements*	F-7

*	All supplementary schedules relating to the registrant are omitted because they are not required or because the required information, where material, is contained in the Financial Statements or Notes thereto.

(b) List of Exhibits

Exhibit No:	Description

Exhibit 1.1	Bylaws (Estatutos Sociales) of Coca-Cola FEMSA, dated May 12, 1993 (incorporated by reference to Exhibit 3.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit No:	Description

Exhibit 1.2	Amendment to the Bylaws of Coca-Cola FEMSA, dated June 21, 1993 (incorporated by reference to Exhibit 3.5 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 1.3	Amendment to the Bylaws of Coca-Cola FEMSA, dated May 6, 2003 (English translation).

Exhibit 2.1	Deposit Agreement among Coca-Cola FEMSA, the Bank of New York as Depositary and Holders and Beneficial Owners of American Depository Receipts, dated as of September 1, 1993 (incorporated by reference to Exhibit 3.5 to the Registration Statement of FEMSA on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

Exhibit 2.2	Indenture Agreement between Coca-Cola FEMSA and Citibank, N.A., as Trustee, dated as of October 28, 1996 (incorporated by reference to Exhibit 2.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1997 (File No. 1-12260)).

Exhibit 2.3	Note Purchase Agreement between Coca-Cola FEMSA and the holders specified therein, dated as of August 26, 1994 (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

Exhibit 2.4	Indenture, dated July 11, 1997, by and between Panamco and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.1 of Panamco’s Registration Statement on Form F-4, (File No. 333-7918)).

Exhibit 2.5	Bridge Loan Agreement, dated as of April 23, 2003 by and among Coca-Cola FEMSA, JPMorgan Chase Bank, Banco J.P. Morgan, S.A., Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities Inc., Banco Nacional de México, S.A., BBVA Bancomer and ING Bank, N.V.

Exhibit 2.6	Term Loan Agreement dated April 23, 2003 by and among Coca-Cola FEMSA, JPMorgan Chase Bank, Banco J.P. Morgan, S.A., Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities Inc., Banco Nacional de México, S.A., BBVA Bancomer and ING Bank, N.V.

Exhibit 4.1	Bottler Agreement with respect to the Valley of Mexico between Coca-Cola FEMSA and The Coca-Cola Company, dated June 21, 1993 (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.2	Supplemental Agreement with respect to the Valley of Mexico between Coca-Cola FEMSA and The Coca-Cola Company, dated June 21, 1993 (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.3	Bottler Agreement with respect to the Southeast Territory in Mexico between Coca-Cola FEMSA and The Coca-Cola Company, dated June 21, 1993 (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit No:	Description

Exhibit 4.4	Supplemental Agreement with respect to the Southeast Territory in Mexico between Coca-Cola FEMSA and The Coca-Cola Company, dated June 21, 1993 (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.5	Bottler Agreement with respect to the Gran Buenos Aires area between Coca-Cola FEMSA and The Coca-Cola Company, dated August 22, 1994 (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

Exhibit 4.6	Supplemental Agreement with respect to the Gran Buenos Aires area between Coca-Cola FEMSA and The Coca-Cola Company, dated August 22, 1994 (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

Exhibit 4.7	Amendment, dated August 4, 1995, to Bottler Agreement with respect to the Gran Buenos Aires area, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.8	Bottler Agreement with respect to former SIRSA San Isidro Refrescos, S.A. I y C (“SIRSA”) territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.9	Supplemental Agreement with respect to former SIRSA territory between Coca-Cola FEMSA and The Coca-Cola Company, dated December 1, 1995 (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.10	Amendment, dated February 1, 1996, to Bottler Agreement with respect to former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.11	Amendment, dated October 30, 1997, to Bottler Agreement with respect to the Southeast of Mexico Territory and the Tapachula area in Mexico, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with an English translation) (incorporated by reference to Exhibit 4.11 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

Exhibit 4.12	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with an English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

Exhibit 4.13	Amended and Restated Shareholders Agreement by and among CIBSA, Emprex, The Coca-Cola Company and Inmex, dated as of July 6, 2002.

Exhibit No:	Description

Exhibit 4.14	Amendment, dated May 6, 2003, to the Amended and Restated Shareholders Agreement, dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V.

Exhibit 4.15	Services Agreement between Coca-Cola FEMSA and FEMSA Logística, dated November 7, 2001 (with an English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

Exhibit 4.16	Supply Agreement between Coca-Cola FEMSA and FEMSA Empaques, dated June 21, 1993 (incorporated by reference to Exhibit 10.7 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.17	Coca-Cola Tradename License Agreement between Coca-Cola FEMSA and The Coca-Cola Company, dated June 21, 1993 (incorporated by reference to Exhibit 10.40 to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

Exhibit 4.18	Supply Agreement between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V., dated April 3, 1998 (with an English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).*

Exhibit 4.19	Franchise Agreement between Promotora de Marcas Nacionales, S.A. de C.V. and Inmuebles del Golfo, S.A. de C.V., dated November 2, 2001 (with an English translation) (incorporated by reference to Exhibit 4.19 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).*

Exhibit 4.20	Franchise Agreement between Promotora de Marcas Nacionales, S.A. de C.V. and Propimex, S.A. de C.V., dated November 2, 2001 (with an English translation) (incorporated by reference to Exhibit 4.20 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).*

Exhibit 4.21	Share Subscription Agreement, dated as of October 2, 2002, entered by and among Coca Cola de Panama as Seller and CA Beverages, Inc. as Buyer (incorporated by reference to Exhibit 10.49 of Panamco’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-2290)).

Exhibit 4.22	Coca Cola OPA Trust Agreement, dated as of October 2, 2002, entered by and among Coca Cola de Panama Compania Embotelladora, S.A. as the Settlor, Banco General, S.A. as the Trustee, Fundacion Pro Accionistas Minoritarios de Coca Cola de Panama y Cervecerias Baru-Panama as the Representative and CA Beverages, Inc. (incorporated by reference to Exhibit 10.50 of Panamco’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-2290)).

Exhibit 4.23	Coca Cola Holdback Agreement, dated as of October 2, 2002, entered by and among Coca Cola de Panama Compania Embotelladora, S.A. as the Settlor, Banco General, S.A. as the Trustee, Fundacion Pro Accionistas Minoritarios de Coca Cola de Panama y Cervecerias Baru-Panama as the Representative and CA Beverages, Inc. (incorporated by reference to Exhibit 10.51 of Panamco’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-2290)).

Exhibit No:	Description

Exhibit 4.24	CBP OPA Trust Agreement, dated October 2, 2002, entered by and among CA Beverages, Inc. as Settlor, Banco General, S.A. as Trustee, Fundacion Pro Accionistas Minoritarios de Coca Cola de Panama y Cervecerias Baru-Panama as the Representative (incorporated by reference to Exhibit 10.52 of Panamco’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-2290)).

Exhibit 4.25	Agreement of Merger, dated December 22, 2002, among the Coca-Cola FEMSA, Midtown Sub, Inc. and Panamco (incorporated by reference to the report of Foreign Issuer on Form
6-K filed by Coca-Cola FEMSA with the SEC on December 26, 2002 (File No. 1-12260)).

Exhibit 4.26	Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administracion de Marcas S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Exhibit 10.3 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No.
1-2290)).

Exhibit 4.27	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.6 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

Exhibit 4.28	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.7 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

Exhibit 4.29	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio S.A. de C.V. (incorporated by reference to Exhibit 10.8 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

Exhibit 4.30	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo S.A. de C.V. (incorporated by reference to Exhibit 10.9 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

Exhibit 4.31	Memorandum of Understanding by and among Panamco, as seller, and The Coca-Cola Company, as buyer, dated as of May 11, 2003, (incorporated by reference to Exhibit 10.14 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No.
1-2290)).

Exhibit 4.32	Bottler Agreement with respect to the Mexican Golfo area between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company, dated July 1, 1999 (English Translation).

Exhibit 4.33	Bottler Agreement with respect to the Mexican Bajio area between Panamco Bajio, S.A. de C.V. and The Coca-Cola Company, dated July 1, 1999 (English Translation).

Exhibit 4.34	Form of Bottler Agreement covering all territories outside of Mexico that belonged to Panamco, including schedule of covered territories (English Translation).

Exhibit 8.1	List of Coca-Cola FEMSA’s Significant Subsidiaries.

Exhibit 12.1	Officer Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Portions of Exhibits 4.18, 4.19, 4.20 and 4.21 have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of Coca-Cola FEMSA, none of which authorizes securities in a total amount that exceeds 10% of the total assets of Coca-Cola FEMSA. We hereby agree to furnish to SEC copies of any such omitted instruments or agreements as the Commission requests.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 27, 2003

COCA-COLA FEMSA, S.A. de C.V. By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ Héctor Treviño Gutiérrez

CERTIFICATIONS

I, CARLOS SALAZAR LOMELIN, certify that:

1.	I have reviewed this annual report on Form 20-F of Coca-Cola FEMSA, S.A. de C.V.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15) for the registrant and have:

(a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the “Evaluation Date”); and

(c) Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

/s/ Carlos Salazar Lomelín
Carlos Salazar Lomelín Chief Executive Officer

CERTIFICATIONS

I, HECTOR J. TREVINO GUTIERREZ, certify that:

1.	I have reviewed this annual report on Form 20-F of Coca-Cola FEMSA, S.A. de C.V.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15) for the registrant and have:

(a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the “Evaluation Date”); and

(c) Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

/s/ Héctor J. Treviño Gutiérrez
Héctor J. Treviño Gutiérrez Chief Financial Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Coca-Cola FEMSA, S.A. de C.V.,

We have audited the accompanying consolidated balance sheets of Coca-Cola FEMSA, S.A. de C.V. (a Mexican corporation) and Subsidiaries (collectively referred to as the “Company”) as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2002, all expressed in thousands of Mexican pesos of purchasing power as of December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations, the changes in their stockholders’ equity and the changes in their financial position for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Mexico.

As mentioned in Note 4:
-	Effective January 1, 2000 the new procedures for the recognition of deferred income taxes as prescribed by revised Bulletin D-4, “Accounting for Income Taxes, Tax on Assets and Employee Profit Sharing”, were adopted.
-	Effective January 1, 2001 the new procedures for the recognition of all financial instruments as prescribed by Bulletin C-2, “Financial Instruments”, were adopted.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Mexico but do not conform with accounting principles generally accepted in the United States of America (U.S. GAAP). A description of these differences and a reconciliation of consolidated net income and stockholders’ equity to U.S. GAAP as permitted by the regulations of the U.S. Securities and Exchange Commission, which allow omission of the requirement to quantify, in the U.S. GAAP reconciliation, the differences attributable to the effects of comprehensive inflation adjustments recorded locally, are set forth in Notes 22 and 23.

Our audits also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Mexico City, Mexico January 21, 2003, except for Note 25 as to which the date is May 6, 2003

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheets
At December 31, 2002 and 2001 Amounts expressed in thousands of U.S. Dollars ($) and constant Mexican Pesos (Ps.) as of December 31, 2002

		2002			2001

Assets
Current Assets:
Cash and cash equivalents	$590,057	Ps.	6,171,394	Ps	4,523,063

Accounts receivable:
Trade	52,396		548,010		587,823
Notes	966		10,105		25,600
Other	19,351		202,414		327,667

	72,713		760,529		941,090

Recoverable taxes	23,033		240,905		2,288
Inventories	71,401		746,786		576,525
Prepaid expenses	6,789		70,994		28,378

Total Current Assets	763,993		7,990,608		6,071,344

Property, Plant and Equipment:
Land	73,726		771,104		757,171
Buildings	236,104		2,469,411		2,355,133
Machinery and equipment	592,454		6,196,478		5,645,105
Accumulated depreciation	(297,615)		(3,112,760)		(2,637,529)
Construction in progress	34,483		360,655		305,520
Bottles and cases	27,174		284,218		212,308

Total Property, Plant and Equipment, Net	666,326		6,969,106		6,637,708

Investments in Shares	11,085		115,941		128,044
Deferred Charges, Net	80,163		838,430		527,334
Goodwill, Net	24,712		258,459		895,983

Total Assets	$1,546,279	Ps.	16,172,544	Ps	.14,260,413

Liabilities and Stockholders’ Equity

Current Liabilities:
Bank loans and interest	$6,874	Ps.	71,900	Ps.	66,949
Current maturities of long-term debt	889		9,294		13,400
Suppliers	151,661		1,586,225		1,511,244
Accounts payable	38,900		406,872		348,632
Accrued taxes	21,159		221,299		396,829
Other liabilities	23,293		243,608		90,176

Total Current Liabilities	242,776		2,539,198		2,427,230

Long-Term Liabilities:
Long-term debt	303,070		3,169,810		2,949,391
Pension plan	15,577		162,923		154,626
Seniority premiums	2,026		21,191		19,124
Deferred taxes	75,283		787,386		670,278
Other liabilities	35,200		368,159		359,761

Total Long-Term Liabilities	431,156		4,509,469		4,153,180

Total Liabilities	673,932		7,048,667		6,580,410

Stockholders’ Equity:
Capital stock	226,557		2,369,560		2,369,560
Additional paid-in capital	159,397		1,667,130		1,667,130
Retained earnings from prior years	636,717		6,659,422		5,042,066
Net income for the year	245,169		2,564,218		2,202,334
Cumulative translation adjustment	(91,568)		(957,706)		(502,357)
Cumulative result of holding non-monetary assets	(303,925)		(3,178,747)		(3,098,730)

Total Stockholders’ Equity	872,347		9,123,877		7,680,003

Total Liabilities and Stockholders' Equity	$1,546,279	Ps.	16,172,544	Ps.	14,260,413

The accompanying notes are an integral part of these consolidated balance sheets. Mexico, D.F., January 21, 2003

Carlos Salazar Lomelin Chief Executive Officer	Hector Trevino Gutierrez Chief Financial and Administrative Officer

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Income Statements
For the years ended December 31, 2002, 2001 and 2000 Amounts expressed in thousands of U.S. Dollars ($) and constant Mexican Pesos (Ps.) as of December 31, 2002

		2002			2001		2000

Net sales	$1,672,392	Ps.	17,491,545	Ps.	16,612,302	Ps.	15,968,453
Other operating revenues	12,283		128,473		117,171		66,936
Total revenues	1,684,675		17,620,018		16,729,473		16,035,389
Cost of sales	777,327		8,130,063		7,737,834		7,773,266

Gross profit	907,348		9,489,955		8,991,639		8,262,123

Operating expenses:
Administrative	133,521		1,396,501		1,287,196		1,304,309
Selling	345,725		3,615,952		3,730,871		3,769,337

	479,246		5,012,453		5,018,067		5,073,646
Goodwill amortization	3,569		37,335		100,671		108,280

Income from operations	424,533		4,440,167		3,872,901		3,080,197

Integral cost of financing:
Interest expense	(31,946)		(334,124)		(329,762)		(366,516)
Interest income	24,150		252,587		273,807		137,603
Foreign exchange gain (loss), net	18,854		197,195		(6,300)		(378,167)
Gain (loss) on monetary position	36,861		385,530		(80,966)		6,736

	47,919		501,188		(143,221)		(600,344)

Other expense, net	51,085		534,274		37,312		95,980

Income for the year before income taxes, employee profit sharing and change in accounting principles	421,367		4,407,081		3,692,368		2,383,873
Income taxes and employee profit sharing	176,198		1,842,863		1,461,062		1,025,555

Income for the year before change in accounting principles	245,169		2,564,218		2,231,306		1,358,318
Change in accounting principles	-		-		28,972		-
Net income for the year	$245,169	Ps.	2,564,218	Ps.	2,202,334	Ps.	1,358,318

Weighted average shares outstanding (in thousands)	1,425,000		1,425,000		1,425,000		1,425,000
Income per share before change in accounting principles	$0.17	Ps.	1.80	Ps.	1.57	Ps.	0.95

Net income per share	$0.17	Ps.	1.80	Ps.	1.55	Ps.	0.95

The accompanying notes are an integral part of these consolidated income statements.

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Statements of Changes in Financial Position For the years ended
December 31, 2002, 2001 and 2000 Amounts expressed in thousands of U.S. Dollars ($) and constant Mexican Pesos (Ps.) as of December 31, 2002

		2002			2001		2000

Resources Generated By (Used In):
Operating Activities:
Net income for the year	$245,169	Ps.	2,564,218	Ps.	2,202,334	Ps.	1,358,318
Depreciation	49,805		520,909		594,595		650,733
Breakage of bottles and cases	18,364		192,074		198,837		279,059
Goodwill amortization and impairment	41,989		439,158		100,671		108,280
Amortization and other	27,531		287,944		171,839		228,749

	382,858		4,004,303		3,268,276		2,625,139

Working capital:
Accounts receivable	17,264		180,561		(188,685)		(70,557)
Inventories	(20,376)		(213,110)		(147,599)		(13,525)
Prepaid expenses and recoverable taxes	(54,334)		(568,284)		14,731		(21,197)
Suppliers	7,169		74,981		266,601		137,308
Accounts payable and other	20,238		211,672		(34,171)		107,121
Accrued taxes	10,663		111,521		155,520		(219,290)
Interest payable	473		4,947		(6,374)		(5,807)
Pension plan and seniority premiums	(531)		(5,553)		14,540		4,877

Resources Generated By Operating Activities	363,424		3,801,038		3,342,839		2,544,069

Investing Activities:
Property, plant and equipment	(82,795)		(865,951)		(729,911)		(765,779)
Retirements of property, plant and equipment	-		-		129,448		5,555
Investments in shares and deferred charges	(45,410)		(474,946)		(225,695)		(160,362)

Resources Used In Investing Activities	(128,205)		(1,340,897)		(826,158)		(920,586)

Financing Activities:
Amortization in real terms of financing for the purchase of Coca-Cola FEMSA Buenos Aires shares	22,565		236,008		(270,440)		(212,260)
Translation adjustment in Coca-Cola FEMSA Buenos Aires investment	(43,537)		(455,349)		719,556		(72,179)
Proceeds form issuance of long-term debt	(1,883)		(19,691)		(18,066)		25,022
Dividends paid	(55,931)		(584,978)		(318,781)		(260,348)
Other liabilities	1,165		12,200		103,426		43,221

Resources Generated By (Used In) Financing Activities	(77,620)		(811,810)		215,695		(476,544)

Increase in cash and cash equivalents	157,599		1,648,331		2,732,376		1,146,939
Cash and cash equivalents at beginning of the year	432,458		4,523,063		1,790,687		643,748

Cash and Cash Equivalents at End of the Year	$590,057	Ps.	6,171,394	Ps.	4,523,063	Ps.	1,790,687

The accompanying notes are an integral part of these consolidated statements of changes in financial position.

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2002, 2001 and 2000 Amounts expressed in thousands of constant Mexican Pesos (Ps.) as of December 31, 2002

Description		Capital Stock		Additional Paid-in Capital		Retained Earnings from Prior Years		Net Income for the Year		Cumulative Translation Adjustment		Cumulative Result of Holding Non- Monetary Assets		Total Stock- holders’ Equity

Consolidated Balances at December 31, 1999	Ps.	2,369,560	Ps.	1,667,130	Ps.	4,002,913	Ps.	1,017,684	Ps.	(1,149,734)	Ps.	(2,721,187)	Ps.	5,186,366

Transfer of income of prior year						1,017,684		(1,017,684)						—
Dividends paid						(260,348)								(260,348)
Initial effect of deferred income taxes						(757,720)								(757,720)
Comprehensive income								1,358,318		(72,179)		(38,824)		1,247,315

Consolidated Balances at December 31, 2000	Ps.	2,369,560	Ps.	1,667,130	Ps.	4,002,529	Ps.	1,358,318	Ps.	(1,221,913)	Ps.	(2,760,011)	Ps.	5,415,613

Transfer of income of prior year						1,358,318		(1,358,318)						—
Dividends paid						(318,781)								(318,781)
Comprehensive income								2,202,334		719,556		(338,719)		2,583,171

Consolidated Balances at December 31, 2001	Ps.	2,369,560	Ps.	1,667,130	Ps.	5,042,066	Ps.	2,202,334	Ps.	(502,357)	Ps.	(3,098,730)	Ps.	7,680,003

Transfer of income of prior year						2,202,334		(2,202,334)						—
Dividends paid						(584,978)								(584,978)
Comprehensive income								2,564,218		(455,349)		(80,017)		2,028,852

Consolidated Balances at December 31, 2002	Ps.	2,369,560	Ps.	1,667,130	Ps.	6,659,422	Ps.	2,564,218	Ps.	(957,706)	Ps.	(3,178,747)	Ps.	9,123,877

The accompanying notes are an integral part of these consolidated statements of changes in stockholders’ equity.

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000. Amounts expressed in thousands of U.S. Dollars ($) and constant Mexican Pesos (Ps.) as of December 31, 2002.

Note 1. Activities of the Company

Coca-Cola FEMSA, S.A. de C.V. (“Coca-Cola FEMSA”) is a Mexican corporation whose main activity is the acquisition, holding and transferring of all types of bonds, capital stock, shares and marketable securities.

Coca-Cola FEMSA is an association between Fomento Economico Mexicano, S.A de C.V. (FEMSA), which indirectly owns 51% of the capital stock, and The Coca-Cola Company that indirectly owns 30% of the capital stock. The remaining 19% of the shares are quoted on the Bolsa Mexicana de Valores, S.A. de C.V. (BMV: KOFL) and the New York Stock Exchange, Inc. (NYSE: KOF).

Coca-Cola FEMSA and its subsidiaries (“the Company”), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in two territories in Mexico and one territory in Argentina. The Valley of Mexico territory includes all of Mexico City and a substantial portion of the state of Mexico. The Southeastern Mexican territory covers the states of Tabasco, Chiapas and contiguous portions of the state of Oaxaca and the southern portion of the state of Veracruz. The Argentine territory includes Buenos Aires City and a substantial portion of the Gran Buenos Aires area.

On November 5, 2001, the Company entered into a franchise agreement with FEMSA for the production, distribution and sale of the Mundet brand beverages throughout the territories where the Company operates.

Note 2. Basis of Presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”) as further explained in Note 22. A reconciliation from Mexican GAAP to US GAAP is included in Note 23.

The consolidated financial statements are stated in thousands of Mexican pesos (“Ps”). The translations of Mexican pesos into US dollars (“$”) are included solely for the convenience of the reader, using the exchange rate as of December 31, 2002 of Ps. 10.459 Mexican pesos to one US dollar. Such convenience translations should not be construed as representations that the Mexican peso accounts have been, could have been, or could in the future be, converted into US dollars at this or any other exchange rate.

The consolidated financial statements include the financial statements of Coca-Cola FEMSA and those of all companies in which it owns directly a majority of the outstanding capital stock and/or exercises control. All intercompany balances and transactions have been eliminated in such consolidation.

The subsidiaries of Coca-Cola FEMSA are:

Valley of Mexico: Propimex, S.A. de C.V. Refrescos y Aguas Minerales, S.A. de C.V. Refrescos y Aguas Minerales, S.A. de C.V. Administracion y Asesoria Integral, S.A. de C.V.

Southeastern Mexico: Inmuebles del Golfo, S.A. de C.V.

Argentina: Coca-Cola FEMSA de Buenos Aires S.A.

Note 3. Foreign Subsidiary Incorporation

The accounting records of the foreign subsidiaries are maintained in the currency of the country where they are located.

The financial statements of the foreign subsidiaries are restated to the purchasing power of the local currency at the end of the year applying the inflation rate of the country of origin and are subsequently translated into Mexican pesos using the year-end exchange rate for their inclusion in the consolidated financial statements.

The variation in a net investment in foreign subsidiaries generated by exchange rate fluctuations is included in the cumulative translation adjustment and is recorded directly in stockholders’ equity.

The foreign exchange gain or loss generated from the financing obtained to acquire foreign subsidiaries, net of the related tax effect, is included in the cumulative translation adjustment, since the net investment in the foreign subsidiary is considered to be an economic hedge of such debt. Although, if the financing obtained is higher than the investment made to acquire the foreign subsidiary, the foreign exchange gain or loss of the difference between that financing and the economic hedge is recorded in the results of the year.

The gain or loss on monetary position resulting from the financing designated to an economic hedge is computed using the inflation rate of the country in which the acquired subsidiary is located, because it is considered an integral part of the investment in such subsidiary, and is included in the integral result of financing.

The goodwill resulting from the acquisition of foreign subsidiaries is maintained in the functional currency of the foreign subsidiary, since such investment will be recovered in such currency, and is restated applying the inflation factor of the country of origin and using the year-end exchange rate.

In December 2001, the Argentine government adopted a series of economic measures, the most important of which consisted of restrictions on cash withdrawals and foreign exchange transactions. On January 6, 2002, the Argentine government published the Economic Emergency Law that will be in effect through December 10, 2003. This law grants powers to the government to establish the system that will determine the exchange rate of the Argentine peso with respect to foreign currencies and to establish foreign exchange regulations.

Due to the instability of the Argentine economy and the devaluation of the Argentine peso, the Company has recognized a loss in the value of its investment in Coca-Cola FEMSA de Buenos Aires, S.A. (“Coca-Cola FEMSA de Buenos Aires”). As of December 31, 2002, this situation continues, and the losses accumulated in stockholders’ equity generated by the Argentine peso devaluation amount to Ps. 1,538,745.

Additionally, as a result of the continuing difficult economic situation in Argentina, the uncertainty with respect to the period of recovery and the instability of the exchange rate, on July 1, 2002 the Company determined the value of Coca-Cola FEMSA de Buenos Aires based on price market value multiples of comparable businesses resulting in the recognition of an impairment of goodwill generated by the acquisition in the amount of Ps. 401,823, which was recognized in other expenses in the results of the year.

As a result, the net investment in Coca-Cola FEMSA de Buenos Aires is no longer considered to be an economic hedge of the liabilities denominated in US dollars incurred to acquire Coca-Cola FEMSA de Buenos Aires.

Note 4. Significant Accounting Policies

The Company’s accounting policies are in accordance with Mexican GAAP, which require that the Company’s management make certain estimates and use certain assumptions to determine the valuation of various items included in the consolidated financial statements.

The Company’s management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements.

The significant accounting policies are as follows:

a)	Recognition of the Effects of Inflation:
The recognition of the effects of inflation in the financial information consists of:

•	Restating nonmonetary assets such as inventories and fixed assets, including related costs and expenses when such assets are consumed or depreciated.
•	Restating capital stock, additional paid-in capital and retained earnings by the amount necessary to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income was generated through the use of factors derived from the National Consumer Price Index (“NCPI”).
•	Including in stockholders’ equity the cumulative effect of holding nonmonetary assets, which is the net difference between changes in the replacement cost of nonmonetary assets and adjustments based upon NCPI factors.

The Company restates its consolidated financial statements in terms of the purchasing power of the Mexican peso as of the dated of the most recent balance sheet presented by using NCPI factors for Mexican subsidiaries, and by using for foreign subsidiaries the inflation rate plus the latest year-end exchange rate of the country in which the foreign subsidiary is located.

The Company restates its income statement using NCPI factors determined from the month in which the transaction occurred to the most recent balance sheet date.

Financial information for the Mexican subsidiaries for prior years was restated using NCPI factors. Financial information for foreign subsidiaries and affiliated companies included in the consolidated financial statements was restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located and then translated at the year-end exchange rate of the Mexican peso (see Note 3).

Accordingly, the amounts presented are comparable with each other and with the preceding years since all are expressed in the purchasing power of the respective currencies as of the end of the latest year presented.

b)	Cash and Cash Equivalents:
Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with banks and brokerage houses valued at quoted market prices.

c)	Inventories and Cost of Sales:
The value of inventories is adjusted to replacement cost, without exceeding market value. Cost of sales is determined based on replacement cost at the time of sale. Advances to suppliers to purchase raw materials and spare parts are included in the inventory account and are restated by applying NCPI inflation factors, considering their average age.

d)	Prepaid Expenses:
These represent payments for services that will be received over the next 12 months. Prepaid expenses are recorded at historical cost and are recognized in the income statement in the month in which the services or benefits are received. Prepaid expenses are principally represented by advertising, leasing and promotional expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in the results of operations the first time the advertising takes place.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations. Those costs are recorded as prepaid expenses and amortized over the year, during which they are estimated to increase sales of the related products or presentations to normal operating levels, which is generally one year (see Note 7).

e)	Property, Plant and Equipment:
Are initially recorded at their acquisition and/or construction cost. Property, plant and equipment of domestic origin, except bottles and cases (see Note 4 g), are restated by applying NCPI inflation factors. Imported equipment is restated by applying the inflation rate of the country of origin, and then translated at the year-end exchange rate.

Depreciation of property, plant and equipment is computed using the straight-line method based on the value of the assets reduced by their residual values. Depreciation rates are determined by the Company together with independent appraisers, considering the estimated remaining useful lives of the assets.

The annual average depreciation rates of property, plant and equipment are as follows:

%

Building and construction	2.2
Machinery and equipment	5.1
Distribution equipment	7.1
Other equipment	12.4

The main types of machinery and equipment include: bottling production lines, conveyors, packaging equipment, laboratory equipment, as well as storage and container equipment.

g)	Bottles and Cases:
Bottles and cases are recorded at acquisition cost and restated to their replacement cost. The Company classifies bottles and cases as property, plant and equipment.

Depreciation is computed only for tax purposes using the straight-line method at a rate of 10% per year. For financial reporting purposes, breakage is recorded as an expense as it is incurred. The Company estimates that breakage expense is similar to the depreciation calculated based on an estimated average useful life of approximately four years for returnable glass bottles, four years for returnable cases and one year for returnable plastic bottles. For the years ended December 31, 2002, 2001 and 2000, breakage expense amounted to Ps. 192,074, Ps. 198,837 and Ps. 279,059, respectively. Bottles and cases in circulation, which have been placed in the hands of customers, are presented net of deposits received from customers, and the difference between the cost of these assets and the deposits received is amortized according to their useful lives.

h)	Investments in Shares:
The investments in shares of affiliated companies are initially recorded at their acquisition cost and subsequently valued using the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at cost and restated based upon NCPI factors.

i)	Deferred Charges:
Represent payments whose benefits will be received in future year. These consist principally of:

•	Investment in refrigerators, which are placed in the market to showcase and promote the Company’s products. These are amortized over their estimated useful life of three years. The amortization for the years ended December 31, 2002, 2001 and 2000 recognized in selling expenses amounted to Ps. 160,746, Ps. 109,673 and Ps. 126,490, respectively.
•	Agreements with customers for the right to sell and promote the Company’s products during certain periods of time, which are being considered as monetary assets and amortized in accordance with the timing of the receipt by the Company of such benefits, the average term of which is of five years. The amortization for the years ended December 31, 2002, 2001 and 2000 recognized in selling expenses amounted to Ps. 20,135, Ps. 25,083 and Ps. 26,224, respectively.
•	Leasehold improvements, which are restated by applying NCPI factors, considering their average age, are amortized using the straight-line method over the term in which the benefits are expected to be received.

j)	Goodwill:
Represents the difference between the price paid and the book value of the shares and / or assets acquired, which is substantially equal to the fair value of such assets. Goodwill is amortized over a period of no more than 20 years.

Goodwill is recorded in the functional currency of the subsidiary in which the investment was made and is restated by applying the inflation rate of the country of origin and the year-end exchange rate.

k)	Payments from The Coca-Cola Company:
The Coca-Cola Company participates in the advertising and promotional programs of the Company. The resources received for advertising and promotional incentives are included as a reduction of selling expenses. The net expenses incurred were Ps. 714,840, Ps. 692,619 and Ps. 707,252, during the years ended December 31, 2002, 2001 and 2000, respectively.

In addition, The Coca-Cola Company has made payments in connection with Coca-Cola FEMSA’s refrigeration equipment investment program. These resources are related to the increase in volume sales of Coca-Cola products that result from such expenditures and will be reimbursed if the established conditions in the contracts are not met. The refrigeration equipment is recorded in “Deferred Charges” net of the participation of The Coca-Cola Company.

l)	Labor Liabilities:
Labor liabilities include obligations for pension and retirement plan and seniority premiums based on actuarial calculations by independent actuaries, using the projected unit credit method. These liabilities are considered to be nonmonetary, and are restated using NCPI factors, with such restatement presented in stockholders’ equity. The increase in labor liabilities of the year is charged to expense in the income statement (see Note 13).

The unamortized prior service costs of the pension and retirement plan, and seniority premium are recorded as expenses in the income statement, and are amortized over the estimated 14-year period during which the employees will receive the benefits of the plan, beginning in 1996.

The subsidiaries of the Company (except Coca-Cola FEMSA de Buenos Aires) have established funds for the payment of pension benefits through irrevocable trusts with the employees as beneficiaries.

Severance indemnities are charged to expenses on the date that they are incurred. The severance payments resulting from the Company’s reduction of personnel, as a result of the restructuring of certain areas, are included in other expenses, net. During the years ended December 31, 2002, 2001 and 2000, these amounted to Ps. 63,175, Ps. 25,992 and Ps. 32,170, respectively.

m)	Revenue Recognition and Operating Costs and Expenses:
Revenue is recognized upon shipment of goods to customers or upon delivery to the customer and the customer has taken ownership of the goods. Net sales reflect units delivered at selling list prices reduced by promotion allowances and discounts. The Company’s revenue transactions with discounts from regular prices are very limited. Therefore, no allowance for sales discounts is recorded.

Cost of sales includes expenses related to raw materials used in the production process, including but not limited to the following: concentrate, sweeteners, cans, glass and plastic nonreturnable bottles, crowns and plastic caps, as well as related inbound freight costs. Cost of sales also includes labor (wages and other benefits), depreciation of production facilities and equipment and other costs including fuel, electricity, breakage of returnable bottles in the production process, equipment maintenance, inspection, and inter and intra- plant transfer costs.

Administrative expenses include labor costs (salaries and other benefits) for employees not directly involved in the sale of the Company’s products, professional services fees, depreciation of offices facilities and amortization of capitalized software costs.

Selling expenses include:
•	Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage for returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. During the years ended December 31, 2002, 2001 and 2000, these distribution costs amounted to Ps. 1,990,751, Ps. 2,112,767 and Ps. 2,186,291, respectively.
•	Sales: labor costs (salaries and other benefits) and sales commission paid to sales personnel.
•	Marketing: labor costs (salaries and other benefits), promotions and advertising costs.

n)	Income Tax, Tax on Assets and Employee Profit Sharing:
The Company determines and records its income tax (“ISR”), tax on assets (“IMPAC”) and employee profit sharing (“PTU”) in accordance with the tax legislation and revised Bulletin D-4, “Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y la Participacion de los Trabajadores en las Utilidades” (Accounting for Income Tax, Tax on Assets and Employee Profit Sharing), which requires that deferred tax assets and liabilities be recorded for all temporary differences between the accounting and tax bases of assets and liabilities.

The balance of deferred income tax and deferred tax on assets is determined using the liability method, which takes into account all temporary differences between the accounting and tax bases of assets and liabilities. Deferred employee profit sharing is calculated considering only those temporary differences that arise from the reconciliation between the accounting income for the year and the bases for employee profit sharing, that are expected to generate a benefit or liability.

The balance of deferred taxes is comprised of monetary and nonmonetary items, based on the temporary differences from which it is derived. Deferred taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse.

The deferred tax provision for the year to be included in the results of operations is determined by comparing the deferred tax balance at end of the year to the balance at the beginning of the year, excluding from both balances any temporary differences that are recorded directly in stockholders’ equity. The deferred taxes related to such temporary differences are recorded in the same stockholders’ equity account. The initial effect of the application of this new bulletin as of January 1, 2000 was recorded in retained earnings (see Note 19 d).

Each subsidiary determines and records its taxes as if it had filed separately based on the tax incurred during the year, in accordance with tax legislation. Therefore, the income tax provision reflected in the consolidated financial statements represents the sum of the provision for the subsidiaries and Coca-Cola FEMSA.

FEMSA has received authorization from the Secretaria de Hacienda y Credito Publico (“SHCP”) to prepare its income tax and tax on asset returns on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries, which is 60% of the stockholders’ participation.

o)	Integral Cost of Financing:
The integral cost of financing includes:

Interest: Interest income and expenses are recorded when earned or incurred, respectively.

Foreign Exchange Gains and Losses:
Transactions in foreign currency are recorded in Mexican pesos using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the year-end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except for the foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries (see Note 3).

Gain (Loss) on Monetary Position:
This is the result of the effects of inflation on monetary items. The gain (loss) on monetary position for Mexican subsidiaries is computed by applying NCPI factors to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of foreign companies (see Note 3).

The gain (loss) on monetary position of foreign subsidiaries is computed by applying the monthly inflation rate of the country in which such subsidiary is located to the net monetary position at the beginning of each month, expressed in such country’s local currency, then translating the monthly results into Mexican pesos using the year-end exchange rate, except as mentioned in Note 3.

p)	Financial Instruments:
The Company contracts financial instruments to manage the financial risks associated with its operations. If the instrument is used to manage the risk related with the Company’s operations, the effect is recorded in cost of sales and in operating expenses, interest expense or in the foreign exchange loss (gain), depending on the related contract.

Prior to 2001, the Company recorded in the result of the year the effect of financial instruments at their maturity date except for foreign exchange options, for which the premium paid was amortized throughout the life of the contract.

Beginning in January 2001, Bulletin C-2, “Instrumentos Financieros” (Financial Instruments), went into effect, which requires an enterprise to record all financial instruments in the balance sheet as assets or liabilities. The bulletin requires that financial instruments entered into for hedging purposes be valued using the same valuation criteria applied to the hedged asset or liability.

Additionally, financial instruments entered into for purposes other than hedging the operations of the Company should be valued at fair market value. The difference between the financial instrument’s initial value and fair market value should be recorded in the income statement at the end of the year. The initial effect of this bulletin is included in net income of 2001, net of taxes, as a change in accounting principle, which amount to Ps. 28,972.

q)	Cumulative Result of Holding Nonmonetary Assets:
This represents the sum of the differences between book values and restatement values, as determined by applying NCPI factors to nonmonetary assets such as inventories and fixed assets, and their effect on the income statement when the assets are consumed or depreciated.

r)	Comprehensive Income:
Comprehensive income is comprised of the net income and other comprehensive income items such as the translation adjustment and the result of holding nonmonetary assets and is presented in the consolidated statement of changes in stockholders’ equity.

s)	Valuation of Goodwill and Long-Lived Assets:
The Company reviews the carrying value of its goodwill and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In order to determine whether an impairment exists, management compares estimated future cash flows to be generated by those assets with their carrying value. If such assets are considered to be impaired, the impairment charge to be recognized in net income is measured by the amount by which the carrying amount exceeds their fair value.

Note 5. Other Accounts Receivable.

		2002		2001

The Coca-Cola Company	Ps.	113,753	Ps.	140,186
Alpla, S.A. de C.V.		41,787		141,782
Arteva, S.A. de C.V.		2,249		9,053
Advances to employees		11,517		-
Insurance claims		3,066		4,412
Loans to employees		186		4,616
Guarantee deposits		4,788		3,049
Other		25,068		24,569

	Ps.	202,414	Ps.	327,667

The changes in the allowance for doubtful accounts are as follows:

		2002		2001

Balance at the beginning of the year	Ps.	9,380	Ps.	13,932
Provision for the year		18,074		19,650
Write-offs		(14,849)		(23,458)
Restatement of initial balance		(1,580)		(744)

Balance at the end of the year	Ps.	11,025	Ps.	9,380

Note 6. Inventories.

		2002		2001

Finished products	Ps.	205,909	Ps.	192,825
Raw materials		240,640		251,047
Spare parts		76,804		80,216
Advances to suppliers		217,782		45,897
Work-in-process		1,294		898
Advertising and promotional materials		4,357		5,642

	Ps.	746,786	Ps.	576,525

Note 7. Prepaid Expenses.

		2002		2001

Advertising	Ps.	48,612	Ps.	14,869
Insurance		1,964		3,081
Other		20,418		10,428

	Ps.	70,994	Ps.	28,378

The advertising and promotional expenses recorded in the income statement for the years ended December 31, 2002, 2001 and 2000 are as follows:

		2002		2001		2000

Advertising	Ps.	490,927	Ps.	497,071	Ps.	616,584

Promotional expenses		121,498		104,751		114,099

Note 8. Investments in Shares.

Company	Ownership		2002		2001

Coca-Cola FEMSA:
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”)	19.60%	Ps.	67,643	Ps.	62,313
Coca-Cola FEMSA de Buenos Aires:
Complejo Industrial Can, S.A. (“CICAN”)	48.10%		46,417		63,923
Other	Various		1,881		1,808

		Ps.	115,941	Ps.	128,044

Note 9. Property, Plant and Equipment.

		2002		2001

Land	Ps.	771,104	Ps.	757,171
Buildings		2,469,411		2,355,133
Machinery and equipment		6,196,478		5,645,105
Accumulated depreciation		(3,112,760)		(2,637,529)
Construction in progress		360,655		305,520
Bottles and cases		284,218		212,308

	Ps.	6,969,106	Ps.	6,637,708

The Company has identified fixed assets consisting mainly of land, buildings and equipment for disposal, in accordance with an approved program for the disposal of certain investments, which at December 31, 2001 amounted to Ps. 25,225 (nominal value). Such assets are not in use and have been valued at their estimated realizable value, according to independent appraisals. Those fixed assets recorded at their estimated realizable value are considered monetary assets on which a loss on monetary position is computed and recorded in the results of operations.

Note 10. Deferred Charges.

		2002		2001

Refrigeration equipment	Ps.	385,736	Ps.	305,496
Leasehold improvements		27,741		66,260
Intangible labor asset (see Note 13)		12,620		10,035
Bonus program (see Note 14)		-		2,902
Yankee bond		23,236		29,634
Agreements with customers		72,293		67,190
Pallets		55,327		35,678
Deferred acquisition costs		261,477		-
Other		-		10,139

	Ps.	838,430	Ps.	527,334

Note 11. Balances and Transactions with Related Parties and Associated Companies.

The consolidated balance sheet and income statement include the following balances and transactions with related parties and affiliated companies:

a) FEMSA and Subsidiaries:

Balance Sheet				2002		2001

			Ps.	18,670	Ps.	19,341
Assets (accounts receivable)				200,162		116,923
Liabilities (suppliers and other liabilities)

Income Statement		2002		2001		2000

Sales and other revenues	Ps.	139,928	Ps.	118,420	Ps.	87,985
Purchases of inventories		825,957		550,848		616,325
Operating expenses		660,378		626,913		673,651

b) The Coca-Cola Company:

Balance Sheet				2002		2001

Assets (accounts receivable)			Ps.	113,753	Ps.	140,186
Liabilities (suppliers and other liabilities)				312,329		152,904

Income Statement		2002		2001		2000

Purchases of concentrate	Ps.	-	Ps.	-	Ps.	-
Interest expense		2,558,521		2,643,392		2,586,255
		14,726		23,248		28,604

c) Other associated companies:

For the years ended December 31, 2002, 2001 and 2000, the Company’s subsidiaries received services from other companies in which stockholders of the Company have and equity interest.

Interest:		2002		2001		2000

Expense	Ps.	-	Ps.	-	Ps.	33
Income		63,408		62,701		15,827

Purchases of canned products from:		2002		2001		2000

IEQSA	Ps.	171,802	Ps.	429,945	Ps.	220,004
CICAN		62,885		122,003		133,100

Note 12. Balances and Transactions in Foreign Currency.

Assets, liabilities and transactions denominated in a foreign currency other than the functional currency of the reporting unit, translated into U.S. dollars, are as follows:

			Thousands of U.S. Dollars

Balances:		Applicable Exchange Rate (1)	Short-Term	Long-Term	Total

December 31, 2002:	Assets	10.459	$320,660	$-	$320,660
	Liabilities		7,763	303,070	310,833

December 31, 2001:	Assets	9.18	$182,935	$-	$182,935
	Liabilities		7,772	303,959	311,731

(1) Mexican pesos per U.S. dollar.

Income Statement	Thousands of U.S. Dollars
	2002	2001	2000

Interest income	$2,931	$2,333	$208
Interest expenses and commissions	28,043	28,809	28,428

	$(25,112)	$(26,476)	$(28,220)

As of January 21, 2003, the issue date of these consolidated financial statements, the exchange rate was 10.696 Mexican pesos per one U.S. dollar, and the foreign currency position was similar to that at December 31, 2002.

Note 13. Labor Liabilities.

The actuarial calculations for the Mexican subsidiaries’ pension and retirement plan and seniority premiums and the cost for the year were determined using the following long-term assumptions:

Real Rates

Annual discount rate	6.00%
Salary increase	2.00%
Return on assets	6.00%

In June 2001 the Company decreased the projected service obligation derived from a change in the actuarial calculations motivated by a confirmation received from the Mexican Social Security Institute (“IMSS”) regarding the interpretation of Article 28 of the Social Security Law in effect in July 1997, in which the IMSS increased the pensions to those insured for disability, old age, and discharge due to aging.

The balances of the liabilities and the trust assets, as well as the expenses for the year are as follows:

Pension and retirement plans:		2002		2001

Vested benefit obligation	Ps.	56,721	Ps.	63,208
Non-vested benefit obligation		90,010		48,032

Accumulated benefit obligation		146,731		111,240
Excess of projected benefit obligation over accumulated benefit obligation		26,196		15,701

Projected benefit obligation		172,927		126,941
Plan assets at fair value		(35,326)		(40,237)

Unfunded projected benefit obligation		137,601		86,704
Unrecognized net transition obligation services		(14,258)		(1,117)
Unrecognized actuarial net gain		39,580		69,039

Total	Ps.	162,923	Ps.	154,626

Seniority premiums:		2002		2001

Vested benefit obligation	Ps.	5,133	Ps.	5,380
Non-vested benefit obligation		15,897		13,313

Accumulated benefit obligation		21,030		18,693
Excess of projected benefit obligation over accumulated benefit obligation		1,936		1,756

Projected benefit obligation		22,966		20,449
Unrecognized net transition obligation services		(2,201)		(2,334)
Unrecognized net loss		(12,194)		(9,026)

		8,571		9,089
Additional labor liability		12,620		10,035

Total	Ps.	21,191	Ps.	19,124

Total Labor Liabilities	Ps.	184,114	Ps.	173,750

Expense for the Year:		2002		2001		2000

Pension and retirement plan	Ps.	11,907	Ps.	11,132	Ps.	22,929
Seniority premiums		5,218		4,996		5,276

	Ps.	17,125	Ps.	16,128	Ps.	28,205

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the real behavior of those variables at the end of the year.

At December 31, 2002 and 2001, the projected benefit obligation in some subsidiaries was less than the accumulated benefit obligation reduced by the amount of the plan assets at fair value, resulting in an additional liability, which is recorded as an intangible asset included in “Deferred charges, net” (see Note 10).

The trust assets consist of fixed income and variable funds, valued at market. The contribution to the pension plan trust by certain subsidiaries amounted to Ps. 100 (nominal value) at December 31, 2001.

The integral cost of financing includes the interest cost related to labor liabilities, net of the return on plan assets. This amounted to Ps. 5,286, Ps. 5,285 and Ps. 9,667 for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 14. Bonus Program.

Certain subsidiaries of the Company have implemented a bonus program for the benefit of certain executive officers of such subsidiaries. Under the terms of this program approved in April 1997, the executive officers were to be entitled on the fifth anniversary of the program to a cash payment of a special bonus based on the officer’s salary and the amount of the increase in real terms in the market value of FEMSA and Coca-Cola FEMSA shares, during the preceding five years, provided that no payments would be made unless the market value of FEMSA and Coca-Cola FEMSA shares (equal parts) have at least doubled in real terms by such fifth anniversary. In March 2002, the Company amended certain terms of the program and extended the program by one year. As a result, the program will not expire until March 2003.

The Company hedged its potential obligation under the bonus program by investing in cash-settled options related to FEMSA shares, and such purchased options were deposited in a trust. The cost of the purchased options has been recorded in other assets, net and was amortized over the original five-year term of the options. As of December 31, 2002, the amount has been completely amortized, and as of December 31, 2001 the unamortized cost amounted to Ps. 2,902 (see Note 10).

The purchased options are “marked to market”, and any income derived therefore is recorded only to the extent that such income exceeds the potential compensation as a function of the special bonuses that would be due based on the stock price at the end of each reporting year. As of the date of these financial statements, no income has been recorded.

Additionally, in 1999 the Company instituted a new compensation plan for certain key executives, which consists of granting them an annual bonus based on each executive’s responsibilities within the organization and the executives’ performance during the previous year, which is accrued over a period of five years beginning in 1999. The annual bonus is recorded in the results of operations of the year.

For each key executive, on an annual basis, the net after-tax amount will be irrevocably transferred in kind to a trust, which through the instructions of a technical committee can:
•	Acquire stock of FEMSA or any of its subsidiaries that are listed on the Mexican stock exchange or certificates of deposit that represent shares listed in the NYSE, and/or
•	Acquire purchase options of the stock mentioned above.

The executives will have access to the assigned stock or options in 20% increments in each of the five years following the granting of the bonus.

Note 15. Bank Loans.

Long-term bank loans and notes payable of the Company are as follows (denominated in U.S. dollars, unless otherwise indicated):

Bank	Interest Rate		2002		2001

Fixed interest rate:
Yankee Bond	8.95%	Ps.	2,091,800	Ps.	1,940,652
Private placement with Citibank, N.A.	9.40%		1,045,900		970,326
GE Capital Leasing	9.44%		36,908		40,777

			3,174,608		2,951,755

Various	Libor + 2%		4,496		11,036

Current maturities of long-term debt			(9,294)		(13,400)

		Ps.	3,169,810	Ps.	2,949,391

As of December 31, 2002 and 2001 the Libor rate was 1.38% and 1.88%, respectively.

Maturities of long-term bank loans as of December 31, 2002 are as follows:

2004	Ps.	1,055,194
2005		7,047
2006		2,098,846
2007		6,961
2008		1,762

	Ps.	3,169,810

As of December 31, 2002, the Company was in compliance with all restrictions and covenants established in its loan agreements.

Note 16. Fair Value of Financial Instruments.

a)	Long-term Debt:
The fair value of long-term bank loans and syndicated loans is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar remaining maturities. The fair value of long-term notes payable is based on quoted market prices.

F-18

		2002		2001

Carrying value	Ps.	3,179,096	Ps.	2,962,791
Fair value		3,600,030		3,294,218

b)	Cash-Settled Options:
The terms of accounting for the cash-settled options are described in Note 14. The fair value was estimated based on quoted market prices to terminate the contracts at the reporting date.

c)	Forward Agreements to Purchase-Sell U.S. Dollars:
At December 31, 2002 and December 31, 2001, the Company does not have any forward agreements to hedge its operations denominated in U.S. dollars.

As of December 31, 2000, the Company had 35 contracts to buy and sell U.S. dollars for a total amount of $131,400 maturing during 2001. The agreements for the sale of U.S. dollars were for the same amount and mature on the same date as the agreements to purchase U.S. dollars. The goal was to manage the Company’s foreign exchange risk. The Company had 10 forward agreements to purchase Argentine pesos for a total amount of $100,000, which expired during November and December 2001.

d)	Call Options:
At December 31, 2000, the Company had contracts to purchase and sell U.S. dollars for a total amount of $87,600 during 2001.

e)	Commodity Price Contracts:
On December 31, 2002 the Company signed various derivative contracts with different financial institutions to hedge the cost of aluminum for 2003 and 2004. These contracts vary in nature to diversify the instruments, thereby minimizing the risk for the Company.

Maturity Date	Contract Type		Notional Amount		Fair Value

2003	Seagull	Ps.	23,806	Ps.	(894)
	Swaps		53,589		(929)

2004	Swaptions		34,556		(2,381)
	Swaps		20,189		(427)

The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date. The Company does not anticipate canceling these agreements and expects them to expire as original contracted.

Note 17. Stockholders’ Equity.

As of December 31, 2002, the capital stock of the Company is comprised of 1,425 million common shares without par value and with foreign ownership restrictions. Fixed capital amounts to Ps. 633,250 (nominal value) and variable capital may not exceed 10 times the minimum fixed capital stock.

The characteristics of the common shares are as follows:
•	Series “A” and series “D” are ordinary, have unlimited voting rights, are subject to transfer restrictions, and at all times must represent a minimum of 75% of subscribed capital stock.
•	Series “A” shares may only be acquired by Mexican individuals and may not represent less than 51% of the total subscribed capital stock.
•	Series “D” shares have open subscription and cannot exceed 49% of the ordinary shares.
•	Series “L” shares have limited voting and other corporate rights.

In addition, 270,750 thousand series “B” shares and 204,000 thousand series “L” shares have been authorized and issued but not subscribed.

As of December 31, 2002, Coca-Cola FEMSA’s capital stock is comprised as follows:

Series	Number of Shares

A	726,750
D	427,500
L	270,750

Total	1,425,000

The restatement of stockholders’ equity at December 31, 2002 for inflation is allocated to each of the various stockholders’ equity accounts as follows:

		Historical		Restatement		Restated Value

Capital stock	Ps.	633,250	Ps.	1,736,310	Ps.	2,369,560
Additional paid-in capital		305,505		1,361,625		1,667,130
Retained earnings from prior years		4,145,392		2,514,030		6,659,422
Net income for the year		2,513,967		50,251		2,564,218

At an ordinary stockholders’ meeting held on March 11, 2002, dividends in the amount of 0.3937 Mexican pesos per share (nominal value) were declared and subsequently paid in May 2002.

At an ordinary stockholder meeting held on March 11, 2002, the stockholders approved a maximum of Ps. 400,000 for a stock repurchase program.

The net income of each Mexican subsidiary is subject to a legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock. This reserve may not be distributed to stockholders during the existence of the subsidiary, except as stock dividends. As of December 31, 2002, the legal reserve for Coca-Cola FEMSA amounts to Ps. 126,650 (nominal value).

From 1999 until 2002, the income tax rate was 35%, allowing the Company to defer payment of 3% in 1999 and 5% in 2000 and 2001, until the date on which the earnings were distributed as dividends on consolidated taxable income. Beginning in 1999, a previously taxable net income reinvested (Cuenta de Utilidad Fiscal Neta Reinvertida, “CUFINRE”) was created. As of December 31, 2002, this item amounts to Ps. 4,847,626.

Beginning in 2002, based on the latest tax reform, the right to defer taxes is no longer available, and CUFINRE has to be applied before CUFIN.

Note 18. Net Income per Share.

This represents the net income corresponding to each share of the Company’s capital stock, computed on the basis of the weighted average number of shares outstanding during the year. Additionally, the net income distribution according to the dividend rights of each share series is presented.

Note 19. Tax System.

a)	Income Taxes:
Mexican income tax is computed on taxable income, which differs from accounting income principally due to the differences between purchases and cost of sales, the treatment of the integral cost of financing, the relative cost of labor liabilities and depreciation. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the tax inflationary component, which is similar in concept to the gain on monetary position.

The statutory income tax rate from 2000 through 2002 is 35%. Beginning in 2003, the rate will be reduced one percentage point per year through 2005, when the rate will be 32%.

The taxable income of Coca-Cola FEMSA Buenos Aires differs from accounting income mainly due to the differences in depreciation and labor liability provisions. The Argentine income tax rate is 35%.

b)	Tax on Assets:
The Mexican tax on assets is computed at an annual rate of 1.8% based on the average of certain assets at a tax-restated value less certain liabilities. The tax on assets is paid only to the extent that it exceeds the income tax for the year. If in the year there is a tax on assets payment, this amount may be credited against any excess of income taxes over the tax on assets of the preceding three years. Additionally, this payment may be restated and credited against the excess of income taxes over asset taxes for the following 10 years.

The tax laws in Argentina established a Tax on Minimum Presumptive Income (TMPI), which, similar to the Mexican tax on assets, is paid only to the extent that it exceeds the income taxes for the year. Any required payment of TMPI is recoverable to the extent that the income taxes exceed the TMPI of the following four years.

c)	Employee Profit Sharing:
Employee profit sharing is computed at the rate of 10% of the individual taxable income of each of the Mexican subsidiaries, except that depreciation of historical, rather than restated values is used, foreign exchange gains and losses are not included until the asset or liability is due, and the other effects of inflation are also excluded.

The present tax law in Argentina does not consider any employee profit sharing.

d)	Deferred Income Taxes:
Beginning in 2000 revised Bulletin D-4 requires that deferred tax assets and liabilities be recorded for all temporary differences between the accounting and tax bases of assets and liabilities.

The temporary differences that generated deferred income tax liabilities (assets) are as follows:

Deferred Income Taxes		2002		2001

Current:
Inventories	Ps.	117,498	Ps.	176,343
Other reserves		(59,335)		(54,913)
Noncurrent:
Property, plant and equipment (1)		624,157		415,436
Investments in shares		20,483		22,946
Deferred charges		147,256		171,278
Pension plan and seniority premiums		(62,673)		(60,812)

	Ps.	787,386	Ps.	670,278

(1) Including bottles and cases.

As mentioned in clause a) above, in accordance with the tax reform the statutory rate will be reduced from 35% to 32%, resulting in a reduction of the balance of deferred taxes as of December 31, 2002 and 2001, based on the expected dates of reversal of the temporary differences.

The changes in the balance of the deferred income taxes for the year are as follows:

		2002		2001

Balance at the beginning of the year	Ps.	670.278	Ps.	700,896
Provision for the year		125,843		51,001
Change on the statutory rate		(41,323)		(25,929)
Result of holding nonmonetary assets		32,588		(55,690)

Balance at the end of the year	Ps.	787,386	Ps.	670,278

e)	Income Taxes, Tax on Assets and Employee Profit Sharing Provisions:

		2002		2001		2000

Current income tax	Ps.	1,627,036	Ps.	1,306,123	Ps.	843,662
Deferred income tax		84,520		25,072		57,056
Current employee profit sharing		131,307		129,867		124,837

	Ps.	1,842,863	Ps.	1,461,062	Ps.	1,025,555

As of December 31, 2002 the Company does not have unamortized tax loss carryforwards or refundable tax on assets.

	2002	2001	2000

Statutory tax rate	35.00%	35.00%	35.00%
Gain from monetary position	(3.06)	(0.75)	(0.70)
Inflationary component	0.58	0.97	0.50
Non-deductible expenses and other	0.95	(0.15)	3.16
Goodwill impairment	3.44	—	—

Effective tax rate	36.91%	35.07%	37.96%

Note 20. Contingencies and Commitments.

a)	Contingencies:
During 2002, the Company initiated an appeal related to the Special Tax on Products and Services (IEPS) applicable to inventories produced with high fructose content at the end of 2001 and early in 2002. The Company expects a favorable decision based on a legal opinion of the Company’s tax attorneys.

b)	Commitments:
As of December 31, 2002 the Company leases certain machinery and distribution equipment. The minimum lease commitments under the lease agreements are as follows:

	$	Ps.

2003	5,749	60,130
2004	5,958	62,314
2005	5,232	54,722
2006	1,772	18,535
2007	1,259	13,162
2008	164	1,719

	20,134	210,582

Note 21. Information by Segment.

Relevant information concerning the subsidiaries of Coca-Cola FEMSA, divided by geographic areas, is presented as follows:

2002		Mexico		Buenos Aires (1)		Total

Total revenues	Ps.	16,198,490	Ps.	1,421,528	Ps.	17,620,018
Income from operations (1)		4,421,429		18,738		4,440,167
Interest expenses		330,189		3,935		334,124
Interest income		247,225		5,362		252,587
Income tax		1,728,367		(16,811)		1,711,556
Employee profit sharing		131,307		-		131,307
Depreciation and goodwill amortization		402,802		155,442		558,244
Goodwill impairment		240,150		161,673		401,823
Breakage of bottles and cases, amortization and other		470,228		9,790		480,018
Goodwill (2)		106,412		152,047		258,459
Total long-term assets		7,041,957		881,520		7,923,477
Total assets (3)		14,777,920		1,262,466		16,040,386
Recoverable taxes		132,158		-		132,158
Total liabilities (3)		5,677,502		246,550		5,924,052
Tax liability (4)		1,004,422		120,193		1,124,615
Capital expenditures (5)		1,277,683		63,214		1,340,897

2001

Total revenues	Ps.	15,180,604	Ps.	1,548,869	Ps.	16,729,473
Income from operations (1)		3,828,850		44,051		3,872,901
Interest expenses		327,422		2,340		329,762
Interest income		273,423		384		273,807
Income tax		1,299,890		31,305		1,331,195
Employee profit sharing		129,867		-		129,867
Depreciation and goodwill amortization		520,215		175,051		695,266
Breakage of bottles and cases, amortization and other		356,541		14,135		370,676
Goodwill (2)		115,125		780,858		895,983
Total long-term assets		6,957,571		335,515		7,293,086
Total assets (3)		12,895,963		1,364,450		14,260,413
Total liabilities (3)		4,978,898		352,338		5,331,236
Tax liability (4)		1,143,523		105,651		1,249,174
Capital expenditures (5)		800,243		25,915		826,158

2000

Total revenues	Ps.	14,477,916	Ps.	1,557,473	Ps.	16,035,389
Income from operations (1)		3,052,986		27,211		3,080,197
Interest expenses		363,747		2,769		366,516
Interest income		131,838		5,765		137,603
Income tax		869,745		30,973		900,718
Employee profit sharing		124,837		-		124,837
Depreciation and goodwill amortization		570,979		188,034		759,013
Breakage of bottles and cases, amortization and other		473,237		34,571		507,808
Capital expenditures (5)		874,489		46,097		920,586

(1)	Includes effect of goodwill amortization.
(2)	As of December 31, 2002 and 2001, the Company does not have any identifiable intangible assets other than goodwill as all previously acquired intangible assets were classified as goodwill.
(3)	Recoverable taxes and tax liability are not included in total assets and total liabilities.
(4)	Includes deferred long-term income tax for 3% (see Note 19)
(5)	Includes investments and divestiture in property, plant and equipment as well as deferred charges.

Note 22. Differences Between Mexican GAAP and US GAAP.

The consolidated financial statements of the Company are prepared in accordance with Mexican GAAP, which differs in certain significant respects from US GAAP. A reconciliation of the reported net stockholder’s equity and comprehensive income to US GAAP is presented in Note 23. It should be noted that this reconciliation to US GAAP does not include the reversal of the restatement of the financial statements for inflation effects as required by Bulletin B-10, “Reconocimiento de los Efectos de Inflacion en la Informacion Financiera” (Recognition of the Effects of Inflation in the Financial Information), of Mexican GAAP. The application of this bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and US accounting purposes.

The principal differences between Mexican GAAP and US GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described as follow:

a)	Restatement of Prior Year Financial Statements:
As explained in Note 4 a), in accordance with Mexican GAAP, the financial statements for Mexican subsidiaries for prior years were restated using NCPI factors, and for foreign subsidiaries for prior years was restated using the inflation rate of the country in which the foreign subsidiary is located, then translated to Mexican pesos at the year-end exchange rate (see Note 3).

Under US GAAP the restatement of prior year financial statements is not required. The Company follows the regulations of the Securities and Exchange Commission of the United States of America (“SEC”), which requires that the prior financial statements must be restated in constant units of the reporting currency, in this case, the Mexican peso, which requires the restatement of such prior-year amounts using NCPI factors. Additionally, all other US GAAP adjustments for prior years have been restated based upon SEC methodology.

b)	Classification Differences:
Certain items require a different classification in the balance sheet or income statement under US GAAP. These include:
•	As explained in Note 4 c), under Mexican GAAP advances to suppliers are recorded as inventories. Under US GAAP advances to suppliers are classified as prepaid expenses.
•	The impairment of goodwill and other long-lived assets, the gain or loss on the disposition of fixed assets, all severance indemnities, and employee profit sharing must be included in operating expenses under US GAAP.

c)	Promotional Expenses:
As explained in Note 4 d), for Mexican GAAP purposes the promotional costs related to the launching of new products or presentations are recorded as prepaid expenses. For US GAAP purposes, all promotional costs are expensed as incurred.

d)	Goodwill:
As mentioned in Note 4 i), under Mexican GAAP, goodwill must be amortized over a period of no more than 20 years. Under US GAAP, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, effective January 1, 2002 goodwill is no longer subject to amortization, but rather it is subject to periodic assessment for impairment by applying a fair-value-based test.

In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill effective January 1, 2002. The financial statement impact was to reduce amortization expense and increase net income under US GAAP by $37,335 (Ps. 0.03 per share) for the year ended December 31, 2002. A reconciliation of previously reported net income and income per share under US GAAP to the amounts adjusted to exclude goodwill amortization is as follows:

		2002		2001		2000

Reported net income	Ps.	2,524,006	Ps.	2,300,509	Ps.	1,543,291
Add: Goodwill amortization		-		117,499		129,448

Adjusted net income	Ps.	2,524,006	Ps.	2,418,008	Ps.	1,672,739

Reported net income per share	Ps.	1.77	Ps.	1.61	Ps.	1.08
Add: Goodwill amortization		-		0.08		0.09

Adjusted net income per share	Ps.	1.77	Ps.	1.69	Ps.	1.17

In connection with the transition provisions for adopting this standard, the Company performed a transitional impairment test as of January 1, 2002 and found no impairment. The Company will perform subsequent impairment tests annually, unless an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, in which case an impairment test would be performed between annual tests.

e)	Restatement of Imported Machinery and Equipment:
As explained in Note 4 e), in accordance with Mexican GAAP, imported machinery and equipment have been restated by applying the inflation rate of the country of origin, then translated at the year-end exchange rate of the Mexican peso. Under US GAAP the restatement of machinery and equipment is not required. The Company follows the SEC regulations, which require all machinery and equipment, both domestic and imported, has been restated using NCPI factors.

f)	Capitalization of the Integral Result of Financing:
Under Mexican GAAP, the capitalization of the integral cost of financing (interest, foreign exchange and monetary position) generated by loan agreements obtained to finance investment projects is optional. The Company does not capitalize the integral cost of financing.

In accordance with US GAAP, if interest is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets.

Accordingly, a reconciling item for the capitalization of a portion of the integral result of financing is included in the US GAAP reconciliation of the net income and stockholders’ equity. If the borrowings are denominated in US dollars, the weighted-average interest rate on all such outstanding debt is applied to the balance of construction-in-progress to determine the amount to be capitalized, not to exceed interest expense. If the borrowings are denominated in Mexican pesos, the amount of capitalizable interest determined as noted above is reduced by the gain on monetary position associated with the debt.

g)	Financial Instruments:
In accordance with Mexican GAAP, as mentioned in Note 4 o), beginning in January 2001 Bulletin C-2 became effective.

Under US GAAP, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, also became effective in 2001. SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the fair value of the derivative instrument’s fair value be recognized in:
•	The net income of the year; or
•	Other comprehensive income, if the instruments represent cash flow hedges that qualify for hedge accounting.

For purposes of SFAS No. 133, the Company has elected not to designate its financial instruments as hedges for the derivative instruments, and accordingly the entire effect of the valuation of those instruments was recognized in the income statement as a change in accounting principles under US GAAP at January 1, 2001.

Prior to 2001, in accordance with Mexican GAAP the income statement effect of forward contracts was recorded at the maturity of each contract. In accordance with US GAAP the income statement effect was determined by the difference between the exchange rate at the date the contract was signed and the forward exchange rate, amortizing such difference on a straight-line basis over the term of the contract.

h)	Deferred Income Taxes and Employee Profit Sharing:
The Company follows SFAS No. 109, “Accounting for Income Taxes”, for US GAAP purposes, which differs from Mexican GAAP as follows:

•	Under Mexican GAAP, deferred taxes are classified as non-current, while under US GAAP the classification is based on the classification of the related asset or liability.
•	Under Mexican GAAP the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result on monetary position. Under US GAAP the deferred tax balance is classified as a nonmonetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain (loss) on monetary position and deferred income tax provision.
•	Under Mexican GAAP, the change in statutory income tax rate approved early in 2002 was considered in the calculation of deferred taxes at December 31, 2001. Under US GAAP, a change in statutory tax rate may not be considered until the enactment date, which was January 1, 2002 for the changes mentioned in Note 19 a).
•	Under Mexican GAAP deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to turn around within a defined period, while under US GAAP the same liability method as used for deferred income taxes is applied. Also, for US GAAP purposes, employee profit sharing must be classified as an operating expense.

The differences in the restatement of imported machinery and equipment and the capitalization of financing costs, the pension plan and financial instruments under Mexican GAAP have a different treatment than under US GAAP (see Note 22 e, f, g and i). As a consequence, the related deferred income tax presented under Mexican GAAP is different from the effect calculated under US GAAP (see Note 19 d).

Reconciliation of Deferred Income Taxes		2002		2001

Deferred income taxes under Mexican GAAP	Ps.	787,386	Ps.	670,278

Inflationary adjustment Mexico		-		30,118

US GAAP adjustments:
Property, plant and equipment, net		103,852		241,190
Pension and retirement plans		1,105		1,478

Total adjustments		104,957		242,668

Deferred income taxes under US GAAP	Ps.	892,343	Ps.	943,064

The changes in the balance of the deferred income taxes for the year are as follows:

		2002		2001

Balance at the beginning of the year	Ps.	943,064	Ps.	1,031,682
Provision for the year		23,682		23,705
Change on the statutory rate		(53,828)		-
Cumulative translation adjustment		(20,575)		(112,323)

Balance at the end of the year	Ps.	892,343	Ps.	943,064

Reconciliation of Deferred Employee Profit Sharing		2002		2001

Deferred employee profit sharing under Mexican GAAP	Ps.	-	Ps.	-

US GAAP adjustments:
Inventories		34,558		50,397
Property, plant and equipment, net		358,429		252,259
Deferred charges		41,456		31,825
Pension and retirement plans		(17,323)		(15,843)
Other reserves		(13,110)		(8,921)

Total adjustments		404,010		309,717

Deferred employee profit sharing under US GAAP	Ps.	404,010	Ps.	309,717

The changes in the balance of the deferred employee profit sharing for the year are as follows:

2002	2001

Balance at the beginning of the year	Ps.	309,717	Ps.	225,090
Provision for the year		96,810		86,336
Inflation effect		(2,517)		(1,709)

Balance at the end of the year	Ps.	404,010	Ps.	309,717

i)	Pension Plans:
Under Mexican GAAP, the liabilities for employee benefits are determined using actuarial computations in accordance with Bulletin D-3, “Labor Obligations”, which is substantially the same as US GAAP SFAS No. 87, “Employers’ Accounting for Pensions”.

The effect of the initial application of both bulletins generates a difference in the unamortized prior service costs and in the amortization expense. Under Mexican GAAP and US GAAP, there is no difference in the liabilities for seniority premiums.

The Company prepared a study of pension costs under US GAAP based on actuarial calculations, using the same assumptions used under Mexican GAAP (see Note 13).

The required disclosures under SFAS No. 87 are as follows:

Net pension cost:		2002		2001		2000

Service cost	Ps.	10,029	Ps.	8,535	Ps.	14,644
Interest cost		6,766		7,235		11,804
Actual return on plan assets		(2,658)		(3,124)		(2,690)
Net amortization and deferral		(1,163)		(1,890)		(421)

Net pension cost (US GAAP)		12,974		10,756		23,337
Net pension cost recorded (Mexican GAAP)		11,907		11,132		22,929

Additional (income) expense that must be recognized under US GAAP	Ps.	1,067	Ps.	(376)	Ps.	408

Pension liability		2002		2001

Projected benefit obligation	Ps.	172,928	Ps.	129,458
Plan assets at fair value		(35,326)		(40,237)

Unfunded projected benefit obligation		137,602		89,221
Unrecognized net transition obligation		(17,763)		(5,384)
Unrecognized net gain		39,928		66,566

Total unfunded accrued pension liability under US GAAP		159,767		150,403
Total unfunded accrued pension liability under Mexican GAAP		(162,923)		(154,626)

Liability that must be canceled under US GAAP	Ps.	(3,156)	Ps.	(4,223)

The changes during the year in the projected benefit obligation of the pension plan, as well as the changes in the plan assets at market value, are as follows:

Change in Projected Benefit Obligation		2002		2001

Obligation at the beginning of the year	Ps.	129,458	Ps.	197,354
Service cost		10,029		8,535
Interest cost		6,766		7,235
Actuarial loss		34,244		(78,181)
Benefits paid		(7,569)		(5,485)

Obligation at the end of the year	Ps.	172,928	Ps.	129,458

Change in Plan Assets at Fair Value		2002		2001

Balance at the beginning of the year	Ps.	40,237	Ps.	42,488
Actual return on plan assets in real terms		2,658		3,124
Actuarial gain		-		110
Benefits paid		(7,569)		(5,485)

Balance at the end of the year	Ps.	35,326	Ps.	40,237

j)	Comprehensive Income:
In Note 23 c), a reconciliation of comprehensive income under Mexican GAAP to US GAAP is presented. The reconciling items include adjustments to net income and other comprehensive income.

k)	Statement of Cash Flows:
Under Mexican GAAP, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, “Estado de Cambios en la Situacion Financiera” (Statement of Changes in Financial Position), which identifies the generation and application of resources by the differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

In accordance with US GAAP the Company follows SFAS No. 95, “Statement of Cash Flows”, excluding the effects of inflation (see Note 22 l).

l)	Summarized Financial Information under US GAAP:

Balance Sheets		2002		2001

Current assets	Ps.	7,980,319	Ps.	6,146,346
Fixed assets		7,267,583		7,369,458
Other assets		1,250,163		1,645,562

Total assets		16,498,065		15,161,366

Current liabilities		2,620,631		2,680,894
Long-term liabilities		3,353,575		2,966,102
Other liabilities		1,584,900		1,620,033

Total liabilities		7,559,106		7,267,029
Stockholders’ equity		8,938,959		7,894,337

Total liabilities and stockholders’ equity	Ps.	16,498,065	Ps.	15,161,366

Income Statements	2002	2001	2000

Total revenues	Ps.	17,620,018	Ps.	18,501,573	Ps.	18,302,044
Income from operations		4,220,272		3,790,313		3,152,121
Income before income taxes		4,186,521		3,648,533		2,493,590
Income taxes		1,662,515		1,348,024		950,299

Net income		2,524,006		2,300,509		1,543,291
Cumulative translation result		(676,015)		(1,617,223)		(198,506)
Result of holding nonmonetary assets		(218,391)		373,329		(7,982)

Comprehensive income		1,629,600		1,056,615		1,336,803

Weighted average common shares outstanding		1,425,000		1,425,000		1,425,000

Net comprehensive income per share	Ps.	1.14	Ps.	0.74	Ps.	0.94

Cash Flows		2002		2001		2000

Net income	Ps.	2,524,210	Ps.	2,250,232	Ps.	1,456,697
Non-cash items		966,682		1,055,704		1,164,102
Other expenses		377,531		39,729		(6,133)
Working capital investment		155,207		288,719		250,849
Taxes		(1,067)		31,792		(322,601)

Net cash flows from operating activities		4,022,563		3,666,176		2,542,914

Total fixed asset investments		(1,170,060)		(777,895)		(873,547)

Financial expenses		30,169		5,643		3,661
Bank loans		(10,805)		(24,697)		11,978
Dividends paid		(561,023)		(292,125)		(218,453)
Other financial transactions		(407,225)		184,868		(3,964)

Net cash flows used in financing activities		(948,884)		(126,311)		(206,778)

Net increase in cash and cash equivalents		1,903,619		2,761,970		1,462,589
Effect of exchange rate changes on cash		(194,551)		(316,356)		(96,319)
Cash and cash equivalents at the beginning of the year		4,462,326		2,016,712		650,442

Cash and cash equivalents at the end of the year	Ps.	6,171,394	Ps.	4,462,326	Ps.	2,016,712

Supplemental Information about Cash Flows:		2002		2001		2000

Interest paid	Ps.	41,208	Ps.	37,133	Ps.	185,963
Income tax and tax on assets paid		1,801,513		1,354,350		1,247,721

Statements of Changes in Stockholders’ Equity:		2002		2001		2000

Stockholders’ equity as of the beginning of the year	Ps.	7,894,337	Ps.	7,156,503	Ps.	6,080,048
Dividends paid		(584,978)		(318,781)		(260,348)
Cumulative translation result		(676,015)		(1,617,223)		(198,506)
Result of holding nonmonetary assets		(218,391)		373,329		(7,982)
Net income		2,524,006		2,300,509		1,543,291

Stockholders’ equity as of the end of the year	Ps.	8,938,959	Ps.	7,894,337	Ps.	7,156,503

Note 23. Reconciliation of Mexican GAAP to US GAAP.

a)	Reconciliation of Net Income for the year:

		2002		2001		2000

Net income under Mexican GAAP	Ps.	2,564,218	Ps.	2,202,334	Ps.	1,358,318
US GAAP adjustments:
Restatement of prior year financial statements (Note 22 a)		-		169,498		67,462
Goodwill amortization (Note 22 d)		37,335		-		-
Promotional expenses (Note 22 c)		(10,289)
Restatement of machinery and equipment (Note 22 e)		(13,127)		(6,511)		(25,415)
Capitalization of interest expense (Note 22 f)		(664)		17,760		711
Deferred income taxes (Note 22 h)		49,041		3,388		61,296
Deferred employee profit sharing (Note 22 h)		(96,810)		(86,336)		81,327
Pension plan cost (Note 22 i)		(1,067)		376		(408)
Financial instruments (Note 22 g)		(4,631)		-

Total adjustments		(40,212)		98,175		184,973

Net income under US GAAP	Ps.	2,524,006	Ps.	2,300,509	Ps.	1,543,291

Weighted average common shares outstanding		1,425,000		1,425,000		1,425,000
Net income per share under US GAAP	Ps.	1.77	Ps.	1.61	Ps.	1.08

Under US GAAP, the monetary position effect of the income statement adjustments is included in each adjustment, except for the capitalization of the integral cost of financing and pension plan liabilities that are nonmonetary.

b)	Reconciliation of Stockholders’ Equity:

		2002		2001

Stockholders’ equity under Mexican GAAP	Ps.	9,123,877	Ps.	7,680,003
US GAAP adjustments:
Restatement of prior year financial statements (Note 22 a)		-		220,666
Goodwill amortization (Note 22 d)		37,335		-
Restatement of machinery and equipment (Note 22 e)		224,500		462,886
Capitalization of interest expense (Note 22 f)		73,978		78,944
Deferred income taxes (Note 22 h)		(104,957)		(242,668)
Deferred employee profit sharing (Note 22 h)		(404,010)		(309,717)
Promotional expenses (Note 22 c)		(10,289)		-
Financial instruments (Note 22 g)		(4,631)		-
Accumulated pension plan liability (Note 22 i)		3,156		4,223

Total adjustments		(184,918)		214,336

Stockholders’ equity under US GAAP	Ps.	8,938,959	Ps.	7,894,337

c)	Reconciliation of Comprehensive Income:

		2002		2001		2000

Comprehensive income under Mexican GAAP	Ps.	2,028,852	Ps.	2,583,171	Ps.	1,247,315
US GAAP adjustments:
Net income (Note 23 a)		(40,212)		98,175		184,973
Cumulative translation result		(220,666)		(2,336,779)		(126,327)
Result of holding nonmonetary assets		(138,374)		712,048		30,842

Comprehensive income under US GAAP	Ps.	1,629,600	Ps.	1,056,615	Ps.	1,336,803

Note 24. Future Impact of Recently Issued Accounting Standards Not Yet in Effect.

a)	In Mexican GAAP:

Bulletin B-5, “Informacion Financiera por Segmentos” (Financial Information by Segment ) (“Bulletin B-5”):
In April 2003,Bulletin B-5 issued by the Mexican Institute of Public Accountants (“IMCP”), went into effect superseding the provisions in International Accounting Standard (“IAS”) No. 14, “Segment Reporting”, which was suppletory based on the provisions in Bulletin A-8, “Aplicacion Supletoria de Normas Internacionales de Contabilidad” (Suppletory Application of International Accounting Standards), with respect to disclosing financial information by segment. The provisions of this new bulletin are substantially similar to those of IAS No. 14; however, they incorporate a managerial focus, which requires at a minimum disclosure of the segment information that is used by management to make decisions. These new provisions do not change the segment information previously presented by the Company.

Bulletin C-8, “Activos Intangibles” (Intangible Assets) (“Bulletin C-8”):
In January 2002, the IMCP issued new Bulletin C-8, whose provisions are mandatory for fiscal years beginning January 1, 2003. Bulletin C-8 supersedes the former Bulletin C-8, “Intangibles” and establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Any start-up expenses incurred after the effective date of this bulletin should be recorded as an expense unless they meet certain criteria. The unamortized balance of capitalized start-up expenses under the former Bulletin C-8 will continue to be amortized. Bulletin C-8 requires identifying all intangible assets to reduce as much as possible the goodwill relative to business combinations. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

Bulletin C-9, “Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos” (Liabilities, Provisions, Contingent Assets and Liabilities, and Commitments) (“Bulletin C-9”):
In December 2002, issued new Bulletin C-9, whose provisions are mandatory for fiscal years beginning January 1, 2003. Bulletin C-9 supersedes the former Bulletins C-9, “Pasivos” (Liabilities), and C-12, “Contingencias y Compromisos” (Contingencies and Commitments), and establishes additional guidelines clarifying the accounting for liabilities, provisions, and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

Bulletin C-12, “Instrumentos financieros con Caracteristicas de Pasivo, de Capital o de ambos” (Financial Instruments with Characteristics of Liabilities, Equity or Both) (“Bulletin
C-12”):
In May 2003, the IMCP issued Bulletin C-12, whose provisions are mandatory for fiscal years beginning January 1, 2004, although early application is encouraged. C-12 incorporates the related portions of other bulletins issued by the IMCP with respect to the issuance of debt, capital or compound financial instruments, as well as those standards considered necessary for the accounting recognition of such instruments. As a result, C-12 indicates the basic distinctions between liabilities and equity and establishes the rules for the initial classification and measurement of the liability and equity components of compound financial instruments. Subsequent recognition and measurement of the liability and equity components of financial instruments remains subject to previously issued applicable standards. The company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

Bulletin C-15, “Deterioro en el Valor de los Activos de Larga Duracion y su Disposicion” (Impairment in the Value of Long-Lived Assets and Their Disposal) (“Bulletin
C-15”):
In March 2003, the IMCP issued Bulletin C-15, whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early application is encouraged. C-15 establishes, among others, new principles for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides examples of indicators of possible impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the present value of discounted future net cash flows. The accounting principles issued prior to this new Bulletin used future net cash flows, without requiring the discounting of such cash flows. The company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

b)	In US GAAP:
SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”):
In June 2001, the FASB issued SFAS No. 143, which is effective for the Company beginning in 2003. The Company plans to adopt this new standard in 2003. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the year in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS No. 145”):
In April 2002, the FASB issued SFAS No. 145, which requires that gains and losses from extinguishment of debt in all years presented be classified as extraordinary items only if they meet the criteria of APB Opinion 30, “Reporting the Results of Operations--Discontinued Events and Extraordinary Items”.

The amendment of SFAS No. 13, “Accounting for Leases”, eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The new standard will be effective for financial statements issued for fiscal years beginning after May 15, 2002 and lease transactions occurring after May 15, 2002, with early application encouraged. The Company plans to adopt this new standard in 2003. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”):
In June 2002 the FASB issued SFAS No. 146, which nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The principal difference between SFAS No. 146 and EITF 94-3 relates to its requirement that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred, as opposed to recognition under EITF 94-3 at the date of an entity’s commitment to an exit plan. The provisions of SFAS No.146 will be effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Previously issued financial statements may not be restated, and the provisions of EITF 94-3 shall continue to apply for an exit activity initiated under an exit plan prior to the initial application of SFAS No. 146. The Company plans to adopt this new standard in 2003. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”):
In November 2002, the FASB issued FIN 45, which requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor’s obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements are effective for financial statement periods ending after December 15, 2002. The Company does not expect the adoption of FIN 45 will have a material impact on its financial position, results of operations or cash flows.

EITF Issue 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor” (“EITF 02-16”)
In January 2003, the EITF concluded in EITF 02-16, whose provisions are required for financial statements for fiscal years beginning after December 15,2002, with pro forma retroactive disclosure encouraged. EITF 02-16 addresses the accounting for cash consideration received from a vendor by a reseller of a vendor’s products. The EITF reached a consensus that cash consideration represents a reimbursement of costs incurred by the customer to sell the vendor’s products and should be characterized as a reduction of that cost when recognized in the customer’s income statement if the cash consideration represents a reimbursement of a specific, incremental, identifiable cost incurred by the customer in selling the vendor’s products or services. Accordingly, the payments received by Coca-Cola FEMSA from The Coca-Cola Company for cooperative advertising (see Note 4j) are properly classified as a reduction of selling expenses. As a result, this new bulletin will have no impact on the Company’s financial statements.

SFAS No. 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”):
In April 2003, the FASB issued SFAS No. 149, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The changes in this Statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. The new standard will be effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this Statement should be applied prospectively.

The provisions of this Statement that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”):
In May 2003, the FASB issued SFAS No. 150, which aims to eliminate diversity in practice by requiring that the following three types of financial instruments be reported as liabilities by their issuers:

•	Mandatorily redeemable instruments (i.e., instruments issued in the form of shares that unconditionally obligate the issuer to redeem the shares for cash or by transferring other assets);
•	Forward purchase contracts, written put options, and other financial instruments not in the form of shares that either obligate or may obligate the issuer to settle its obligation for cash or by transferring other assets;
•	Certain financial instruments that include an obligation that (1) the issuer may or must settle by issuing a variable number of its equity shares and (2) has a “monetary value” at inception that (a) is fixed, (b) is tied to a market index or other benchmark (something other than the fair value of the issuer’s equity shares) or (c) varies inversely with the fair value of the equity shares, for example, a written put option.

To date these types of instruments have been variously reported by their issuers as liabilities, as part of equity, or between the liability and equity sections (sometimes referred to as “mezzanine” reporting) of the balance sheet. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and pre-existing instruments effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect that the adoption of SFAS No. 150 will have a material impact on its financial position, results of operations or cash flows.

Note 25. Subsequent Event

On May 6, 2003, Coca-Cola FEMSA acquired 100% of the outstanding stock of Panamerican Beverages, Inc. (“Panamco”) for US$3,709 million, excluding transaction expenses. As part of the acquisition, the Company assumed US$885 million of debt, of which US$373 million was repaid in connection with the acquisition.

The transaction was financed with new indebtedness in Mexican pesos of Ps. 7,998 million and US$1,234 million, an equity contribution from FEMSA of US $260 million, an exchange of The Coca-Cola Company’s equity interests in Panamco valued at US$674 million for new shares of Coca-Cola FEMSA, the assumption of indebtedness of US $512 million and cash on hand of US $285 million.

Transaction costs and expenses, including financial and advisory fees, and costs associated with exiting activities of the former Panamco business include: (i) closing certain acquired facilities; (ii) rationalizing and consolidating operations, (iii) relocating the corporate and other offices, and (iv) other costs associated with the integration of the operations are expected to be material. These costs will be recorded on the Company’s Consolidated Balance Sheet as adjustments to the purchase price or on the Company's Consolidated Statements of Income as expenses, as appropriate.

Assets acquired and liabilities assumed as part of this acquisition will be recorded on the Company’s consolidated balance sheet as of the acquisition date based upon their estimated fair values at such date. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed will be allocated as identifiable intangible assets, principally bottling agreement rights, which the company has determined have an indefinite life. Appraisals and valuations of the acquired tangible and intangible assets in each of the eight countries in which Panamco operated are currently in process. The Company is unable to provide a preliminary estimate of the fair value of the assets acquired and liabilities assumed due to the incomplete nature of the valuations and pending the finalization of the integration plans.

After the transaction, FEMSA indirectly owns 45.7% of the economic value of Coca-Cola FEMSA and 53.6% of the voting shares. The Coca-Cola Company indirectly owns 39.6% of the economic value and 46.4% of the voting shares. The public owns the remaining economic value.

