Form 20-F
period 2003-12-31
COCA COLA FEMSA SA DE CV
filed 2004-04-05
CIK 910631

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares of each class of capital or common stock as of December 31, 2003 was:

844,078,519	Series A Shares, without par value
731,545,678	Series D Shares, without par value
270,750,000	Series L Shares, without par value

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
|X| Yes	| | No

Indicate by check mark which financial statement item the registrant has elected to follow.
| | Item 17	|X| Item 18

i

TABLE OF CONTENTS (Cont’d.)

Item 10.	Additional Information	89
	Bylaws	89
	Material Agreements	96
	Exchange Controls	97
	Taxation	98
	Documents on Display	102

Item 11.	Quantitative and Qualitative Disclosures about Market Risk	103
	Interest Rate Risk	103
	Foreign Currency Exchange Rate Risk	104
	Equity Risk	106
	Commodity Price Risk	106

Items 12-14.	Not Applicable	108

Item 15.	Controls and Procedures	108

Item 16A.	Audit Committee Financial Expert	108

Item 16B.	Code of Ethics	108

Item 16C.	Principal Accountant Fees and Services	108

Item 16D.	Not Applicable	110

Item 16E.	Not Applicable	110

Item 17.	Not Applicable	111

Item 18.	Financial Statements	111

Item 19.	Exhibits	111

ii

INTRODUCTION

References

Unless the context otherwise requires, the terms “Coca-Cola FEMSA,” “our company,” “we,” “us” and “our” are used in this annual report to refer to Coca-Cola FEMSA, S.A. de C.V. and its subsidiaries on a consolidated basis.

References herein to “U.S. dollars,” “U.S.$,” “dollars” or “$” are to the lawful currency of the United States of America. References herein to “Mexican pesos” or “Ps.” are to the lawful currency of Mexico.

“Soft drink” as used in this annual report refers generally to non-alcoholic beverages, including those carbonated or containing natural or artificial flavors and sweeteners.

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.11.235 to U.S.$1.00, the exchange rate quoted by dealers to us for the settlement of obligations in foreign currencies on December 31, 2003. On December 31, 2003 and on March 15, 2004, the noon buying rates for Mexican pesos as published by the Federal Reserve Bank of New York were Ps.11.242 to U.S.$1.00 and Ps.10.975 to U.S.$1.00, respectively. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since January 1, 1999.

To the extent estimates are contained in this annual report, we believe that such estimates, which are based on internal data, are reliable. Amounts in this annual report are rounded, and the totals may therefore not precisely equal the sum of the numbers presented.

Sources

Certain information contained in this annual report has been computed based upon statistics prepared by the Instituto Nacional de Estadística, Geografía e Informática of Mexico (the National Institute of Statistics, Geography and Information), the Federal Reserve Bank of New York, Banco de México (the Bank of Mexico), the Comisión Nacional Bancaria y de Valores of Mexico (the National Banking and Securities Commission) or the CNBV, local entities in each country and upon our estimates.

Forward-Looking Information

This annual report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to, effects on our company from changes in our relationship with The Coca-Cola Company, movements in the prices of raw materials, competition, significant developments in economic or political conditions in Latin America, particularly in Mexico, or changes in our regulatory environment. Accordingly, we caution readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Presentation of Panamco

We acquired Corporación Interamericana de Bebidas, S.A. de C.V., formerly known as Panamerican Beverages, Inc., and which we refer to as Panamco, on May 6, 2003. Unless otherwise indicated, our consolidated financial statements include Panamco only from May 2003. As a result, our consolidated financial statements for the year ended and as of December 31, 2003 are not comparable to prior periods. These financial statements will also not be comparable to subsequent periods, as Panamco is only included in our consolidated financial statements for eight months of 2003. Through our acquisition of Panamco, we acquired additional territories in Mexico, which are reported as part of our Mexico segment, as well as territories in Central America, Colombia, Venezuela and Brazil, each of which is reported as a separate segment. We did not acquire any additional territories in Argentina, the segment information for which is fully comparable to prior periods.

2

Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Key Information

Selected Financial Data

This annual report includes (under Item 18) our audited consolidated balance sheets as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2003, 2002 and 2001. Our consolidated financial statements are prepared in accordance with Mexican GAAP. Mexican GAAP differs in certain significant respects from U.S. GAAP. Notes 25 and 26 to our consolidated financial statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, together with a reconciliation to U.S. GAAP of net income, stockholders’ equity and certain other selected financial data.

Pursuant to Mexican GAAP, in our financial statements and the selected financial information set forth below:
•	nonmonetary assets (including plant, property and equipment of local origin) and stockholders’ equity are restated for inflation based on the local consumer price index, property, plant and equipment of foreign origin are restated based on the exchange rate and inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;
•	gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and
•	all financial statements are restated in constant Mexican pesos as of December 31, 2003.

The effects of inflation accounting under Mexican GAAP have not been reversed in the reconciliation to U.S. GAAP of net income and stockholders’ equity. See Note 25 to our consolidated financial statements.

Our non-Mexican subsidiaries maintain their accounting records in the currency and in accordance with accounting principles generally accepted in the country where they are located. For presentation in our consolidated financial statements, we adjust these accounting records into Mexican GAAP, apply the inflation factors of the local country to restate to the purchasing power of the local currency at the end of the most recent period for which financial results are being reported, and translate the resulting amounts into Mexican pesos using the exchange rate at the end of the most recent period.

Under Mexican GAAP, Panamco is included in our consolidated financial statements from May 2003 and is not included for periods prior to such date. As a result, our consolidated financial statements for the year ended and as of December 31, 2003 are not comparable to prior periods.

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

	Year Ended December31,
	2003(1)(2)	2003(1)	2002	2001	2000	1999
	(millions of U.S. dollars or constant Mexican pesos at December 31, 2003, except per share data)
Income Statement Data:
Mexican GAAP
Net sales	$ 3,158.6	Ps. 35,486.8	Ps. 18,518.6	Ps. 17,636.5	Ps. 16,979.0	Ps. 15,205.9
Total revenues	3,180.2	35,729.4	18,667.5	17,771.6	17,052.7	15,253.9
Cost of sales	1,600.4	17,980.3	8,680.8	8,255.8	8,300.8	7,942.5
Gross profit	1,579.8	17,749.1	9,986.8	9,515.8	8,751.9	7,311.4
Operating expenses	982.5	11,038.7	5,319.3	5,351.0	5,405.5	4,819.9
Goodwill amortization	-	-	40.6	108.3	116.1	125.7
Income from operations	597.3	6,710.4	4,626.8	4,056.5	3,230.3	2,365.8
Net income	207.6	2,332.0	2,660.8	2,325.9	1,427.3	1,068.2
Majority net income	205.8	2,311.8	2,660.8	2,325.9	1,427.3	1,068.2
Majority income per share(3)	0.12	1.36	1.87	1.63	1.00	0.75

U.S. GAAP
Net sales	$ 3,158.6	Ps. 35,486.8	Ps. 18,187.7	Ps. 17,273.5	Ps. 16,604.0	Ps. 16,791.0
Total revenues	3,180.2	35,729.4	18,320.6	19,237.2	19,030.4	17,755.0
Income from operations (4)	562.8	6,322.8	4,388.1	3,941.0	3,277.6	2,421.2
Net income	204.6	2,298.4	2,624.4	2,392.1	1,604.7	1,223.8
Net income per share (3)	0.12	1.35	1.84	1.68	1.13	0.86

Balance Sheet Data:
Mexican GAAP
Total assets	$ 5,466.8	Ps. 61,419.8	Ps. 17,086.7	Ps. 15,116.8	Ps. 12,920.4	Ps. 12,040.4
Long-term debt	2,315.2	26,011.0	3,296.0	3,066.7	3,365.0	3,584.5
Capital stock	236.4	2,655.5	2,463.9	2,463.9	2,463.9	2,463.9
Majority stockholders’ equity	2,016.3	22,653.1	9,668.1	8,163.2	6,210.4	5,676.8
Total stockholders’ equity	2,030.8	22,816.6	9,668.1	8,163.2	6,210.4	5,676.8

U.S. GAAP
Total assets	$ 5,473.6	Ps. 61,496.1	Ps. 17,154.1	Ps. 15,764.8	Ps. 15,133.7	Ps. 14,358.4
Long-term debt	2,315.2	26,011.0	3,296.0	3,066.7	3,368.6	3,593.4
Capital stock	236.4	2,655.5	2,463.9	2,463.9	2,463.9	2,463.9
Total stockholders’ equity	1,962.5	22,048.9	9,294.4	8,208.5	7,441.3	6,322.1

Other Data:
Mexican GAAP
Depreciation(5)	$ 86.1	Ps. 967.5	Ps. 572.2	Ps. 638.3	Ps. 698.0	Ps. 587.8
Capital expenditures	170.0	1,910.4	1,409.7	865.3	966.8	1,817.7

U.S. GAAP
Depreciation(5)	$ 85.9	Ps . 965.6	Ps. 555.9	Ps. 716.1	Ps. 809.2	Ps. 710.8
Capital expenditures	170.0	1,910.4	1,394.3	1,001.7	1,088.6	1,146.7

(1)	Includes the new territories acquired in the Panamco acquisition from May 2003.
(2)	Translation to U.S. dollar amounts at an exchange rate of Ps.11.235 to U.S.$1.00 solely for the convenience of the reader.
(3)	For the years ended December 31, 1999 through December 31, 2002, computed on the basis of 1,425 million shares outstanding. For the year ended December 31, 2003, computed on the basis of 1,704.3 million shares outstanding, the weighted average shares outstanding during 2003 after giving effect to the capital increase in May 2003 in connection with the Panamco acquisition.
(4)	We include employee profit sharing as part of income from operations for purposes of U.S. GAAP.

(5)	Excludes breakage of bottles and cases (Ps.273.6 million in 2003) and amortization of other assets, and pension and seniority premiums (Ps.755.1 million in 2003). See the consolidated statements of changes in financial position included in our consolidated financial statements.

Dividends and Dividend Policy

The following table sets forth the nominal amount in Mexican pesos of dividends declared and paid per share each year and the U.S. dollar amounts on a per share basis actually paid to holders of American Depositary Shares, which we refer to as ADSs, on each of the respective payment dates.

Date Dividend Paid	Fiscal Year with Respect to which Dividend was Declared		Mexican pesos per Share (nominal)	U.S. dollars per Share
June 28, 2000	1999		0.153	0.015
March 28, 2001	2000		0.212	0.023
May 9, 2002	2001		0.394	0.042
March 14, 2003	2002	(1)	0.0	0.0
March 9, 2004(2)	2003	(3)	0.282	—

(1)	Dividends were not declared for fiscal year 2002.
(2)	Date of dividend declaration.
(3)	Because dividends for 2003 have not been paid at the time of this annual report, the U.S. dollar per share amount has not been determined.

The declaration, amount and payment of dividends are subject to approval by holders of our Series A shares and our Series D shares voting as a single class, generally upon the recommendation of our board of directors, and will depend upon our operating results, financial condition, capital requirements, general business conditions and the requirements of Mexican law. Holders of Series L shares, including in the form of ADSs, are not entitled to vote on the declaration and payment of dividends. We have historically paid dividends although we decided not to pay a dividend for the year 2002. Accordingly, our historical dividend payments are not necessarily indicative of future dividends.

Exchange Rate Information

The following tables set forth, for the periods indicated, the high, low, average and period end noon buying rates of the Federal Reserve Bank of New York, expressed in Mexican pesos per U.S. dollar. The rates have not been restated in constant currency units.

	Exchange Rate
	High	Low	Average(1)	Period End
1999	10.60	9.24	9.56	9.48
2000	10.09	9.18	9.47	9.62
2001	9.97	8.95	9.34	9.16
2002	10.43	9.00	9.66	10.43
2003	11.41	10.11	10.79	11.24

(1)	Average month-end rates.

	Exchange Rate
	High	Low	Period End
2003:
September	11.04	10.77	11.00
October	11.32	10.97	11.06
November	11.40	10.98	11.40
December	11.41	11.17	11.24

2004:
January	11.10	10.81	11.01
February	11.25	10.91	11.06
March(1)	11.05	10.92	10.98

(1)	From the period beginning March 1 until March 15, 2004.

Mexico has a free foreign exchange market and, since December 1994, the Mexican government has not intervened to maintain the value of the Mexican peso against the U.S. dollar. The Mexican peso declined in 1998 as the foreign exchange markets experienced volatility as a result of the financial crises in Asia and Russia and the financial turmoil in countries such as Brazil and Venezuela. The Mexican peso remained relatively stable from 1999 until the fall of 2001. In late 2001 and early 2002, the Mexican peso appreciated considerably against the U.S. dollar and, more strongly, against other foreign currencies. From the second quarter of 2002 and until the end of 2003, the Mexican peso depreciated in value. In 2004 to date, the Mexican peso has appreciated in value and returned to its 2003 levels. We can make no assurance that the Mexican government will maintain its current policies with regard to the Mexican peso or that the Mexican peso will not further depreciate significantly in the future.

We pay all cash dividends in Mexican pesos. As a result, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of our ADSs, which represent ten Series L Shares, on conversion by the depositary for our ADSs of cash dividends on the shares represented by such ADSs. Fluctuations in the exchange rate between the Mexican peso and the U.S. dollar have affected the U.S. dollar equivalent of the Mexican peso price of our shares on the Mexican Stock Exchange and, consequently, have also affected the market price of our ADSs.

RISK FACTORS

Risks Related to our Company

Our business depends on our relationship with The Coca-Cola Company.

Approximately 93.2% of our sales volumes in 2003 were derived from sales of Coca-Cola trademark beverages. We produce, market and distribute Coca-Cola trademark beverages through standard bottler agreements that cover all of our present territories. Through its rights under the bottler agreements and as a large shareholder, The Coca-Cola Company has the ability to exercise substantial influence over the conduct of our business. See “Item 4. Information on the Company—Bottler Agreements.” See “—The Coca-Cola Company and FEMSA have substantial influence on the conduct of our business.” Under our bottler agreements, The Coca-Cola Company may unilaterally set the price for its concentrate. Furthermore, in conjunction with The Coca-Cola Company, we prepare a three-year general business plan that is submitted to our board of directors for approval. The Coca-Cola Company may require that we demonstrate our financial ability to meet our plans and may terminate our rights to produce, market and distribute soft drinks in territories with respect to which such approval is withheld. The Coca-Cola Company also makes significant contributions to our marketing budget although they are not required to contribute a particular amount. In addition, we are prohibited from bottling any soft drink product or distributing other beverages without The Coca-Cola Company’s authority or consent. The Coca-Cola Company has the exclusive right to import and export Coca-Cola trademark beverages to and from our territories. We may not transfer control of the bottler rights of any of our territories without the consent of The Coca-Cola Company.

We depend on The Coca-Cola Company to renew our bottler agreements. Our bottler agreements for Mexico expire in 2005 and 2013, renewable in each case for ten-year terms. Our bottler agreements for Colombia, Brazil and Argentina expire in 2004, renewable in each case for five-year terms (except for Argentina, which is renewable for ten year terms). Our remaining territories are governed by bottler agreements that expire after 2005 that have similar renewal periods. There can be no assurances that The Coca-Cola Company will decide to renew any of these agreements. In addition, these agreements generally may be terminated in the event that we fail to comply with their terms. Non-renewal or termination would prevent us from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on our business, financial condition, prospects and results of operations.

The Coca-Cola Company and FEMSA have substantial influence on the conduct of our business.

The Coca-Cola Company and Fomento Económico Mexicano, S.A. de C.V., a Mexican holding company with interests in the beverages sector and other related businesses that we refer to as FEMSA, have significant influence on the conduct of our business and together possess the ability to control our company. The Coca-Cola Company indirectly owns 39.6% of our outstanding capital stock, representing 46.4% of our capital stock with full voting rights. The Coca-Cola Company is entitled to appoint four of our 18 directors and certain of our executive officers and, except under limited circumstances, has the power to veto significant decisions of our board of directors. FEMSA indirectly owns 45.7% of our outstanding capital stock, representing 53.6% of our capital stock with full voting rights. FEMSA is entitled to appoint 11 members of our board of directors and certain of our executive officers. The Coca-Cola Company and FEMSA together, or FEMSA acting alone in certain limited circumstances, thus have the power to determine the outcome of all actions requiring approval by our board of directors, and FEMSA and The Coca-Cola Company together, except in certain limited situations, have the power to determine the outcome of all actions requiring approval of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.” The interests of The Coca-Cola Company and FEMSA may be different from the interests of our remaining shareholders, and they may cause us to take actions that are not in the interest of our remaining shareholders.

We have significant transactions with affiliates, particularly The Coca-Cola Company and FEMSA, that create potential conflicts of interest.

We engage in transactions with subsidiaries of both FEMSA and The Coca-Cola Company. Our transactions with FEMSA include supply agreements under which we purchase certain supplies and equipment, a service agreement under which a FEMSA subsidiary transports finished products from our production facilities to distribution facilities in Mexico and a service agreement under which a FEMSA subsidiary provides administrative services to our company. In addition, we have entered into cooperative marketing arrangements with The Coca-Cola Company and FEMSA. We are a party to a number of bottler agreements with The Coca-Cola Company and have also entered into a credit agreement with The Coca-Cola Company pursuant to which we may borrow up to U.S.$250 million for working capital and other general corporate purposes. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” and “Item 4. Information on the Company—Bottler Agreements.” Transactions with affiliates may create the potential for conflicts of interest, which could result in terms less favorable to us than could be obtained from an unaffiliated third party.

We have recently increased our leverage as a result of the Panamco acquisition.

In connection with the acquisition of Panamco, we incurred approximately Ps.26,352 million of debt (including existing debt of Panamco). Our total indebtedness as of December 31, 2003 was Ps.29,004 million. Our debt level is now significantly higher than it has been historically. The increase in debt may reduce the amount of cash otherwise available to us to invest in our business or meet our obligations and may prevent us in the future from pursuing acquisitions and other opportunities that may present themselves to us or from obtaining additional financing or completing refinancings on terms favorable to us.

We may not achieve expected operating efficiencies in the newly acquired territories.

Through the acquisition of Panamco, we acquired new territories in Mexico as well as in the following countries in which we have not historically conducted operations: Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil. Since the acquisition, we have undertaken a plan in the newly acquired territories to integrate our operations, to improve the utilization of assets across our territories and to implement the commercial strategies that we have historically applied in our territories in Mexico and Argentina. Conditions in these new territories are different from the conditions under which we have historically operated with less favorable consumption patterns than those experienced in Mexico and different and more challenging political and economic climates. In addition, distribution and marketing practices in our new territories differ from our historical practices. Several of these territories have a lower level of pre-sale as a percentage of total distribution than we are accustomed to having, and the product and presentation mix varies from territory to territory with customer preferences. There can be no assurance that our initiatives will reduce operating costs or maintain or improve sales in the near term or at all, which may adversely affect our sales growth and operating margins.

Competition could affect our business.

The beverage industry throughout Latin America is highly competitive. We face competition from other bottlers of soft drinks such as PepsiCo, Inc., which we refer to as PepsiCo, and from producers of low cost beverages or “B” brands. We also compete against beverages other than soft drinks such as water, fruit juice and sport drinks. Although competitive conditions are different in each of our territories, we compete principally in terms of price, packaging, consumer sale promotions, customer service and non-price retail incentives. There can be no assurances that we will be able to avoid lower pricing as a result of competitive pressure. Lower pricing, changes made in response to competition and changes in consumer preferences may have an adverse effect on our results of operations.

Our principal competitor in Mexico is The Pepsi Bottling Group, which we refer to as PBG. PBG is the largest Pepsi bottler worldwide and competes with Coca-Cola trademark beverages. We have also experienced stronger competition in Mexico from lower priced soft drinks in multi-serving presentations. In Argentina and Brazil, we compete against Companhia de Bebidas das Americas, commonly referred to as AmBev, the largest brewer in Latin America, which sells Pepsi products, in addition to a portfolio that includes local brands with flavors such as guaraná. In each of our territories we compete against bottlers of Pepsi with various other bottlers and distributors of nationally and regionally advertised soft drinks as well as complementary beverages such as water, juice and sports drinks. In certain territories, we also compete against soft drink flavors that have a strong local presence.

A water shortage or a failure to maintain existing concessions could affect our business.

Water is an essential component of soft drinks. We obtain water from various sources in our territories, including springs, wells, rivers and municipal water companies. In Mexico, we purchase water from municipal water companies and pump water from our own wells pursuant to concessions granted by the Mexican government. We obtain the vast majority of the water used in our soft drink production in Mexico pursuant to these concessions, which the Mexican government granted based on studies of the existing and projected groundwater supply. Our existing water concessions in Mexico may be terminated by governmental authorities under certain circumstances and their renewal depends on receiving necessary authorizations from municipal water authorities. See “Item 4. Information on the Company—Regulation—Water Supply Law.” In our other territories, our existing water supply may not be sufficient to meet our future production needs and the available water supply may be adversely affected by shortage or changes in governmental regulations.

We cannot assure you that water will be available in sufficient quantities to meet our future production needs, or that our concessions and permits will not be terminated or prove sufficient to meet our water supply needs.

Increases in the prices of raw materials may increase our cost of sales and may affect our results of operations.

Our most significant raw materials are concentrate, which we acquire from companies designated by The Coca-Cola Company, sweeteners and packaging materials. Prices for concentrate are determined by The Coca-Cola Company pursuant to our bottler agreements as a percentage of the weighted average retail price, net of applicable taxes. The prices for our remaining raw materials are driven by market prices and local availability as well as the imposition of import duties and import restrictions and fluctuations in exchange rates. We are also required to use only suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to us. Our sales prices are denominated in the local currency in which we operate, while the prices of certain materials used in the bottling of our products, mainly aluminum cans and plastic bottles, are paid in or determined with reference to the U.S. dollar and therefore may increase if the U.S. dollar appreciates against the currency of any country in which we operate, particularly against the Mexican peso. See “Item 4. Information on the Company—The Company—Raw Materials.”

After concentrate, packaging and sweeteners constitute the largest portion of our raw material costs. Sugar prices in all of the countries in which we operate other than Brazil are subject to local regulations and other barriers to market entry that cause us to pay in excess of international market prices for sugar. In Mexico, sugar prices increased approximately 8% in 2003, and our ability to substitute other sweeteners has been limited by the imposition of a 20% excise tax on carbonated soft drinks produced with non-sugar sweeteners. In Venezuela, there was a shortage of sugar during the second half of 2003 due to the inability of the main sugar importers to access foreign currencies as a result of the exchange controls implemented at the beginning of 2003.

We cannot assure you that our raw material prices will not increase in the future. Increases in the prices of raw materials will increase our cost of sales and adversely affect our results of operations.

Taxes on soft drinks could affect our business.

Our products are subject to excise and value-added taxes in many of the countries in which we operate. The imposition of new taxes or increases in taxes on our products may have a material adverse effect on our business, prospects, financial conditions and results of operations. Mexico recently implemented a 20% excise tax on carbonated soft drinks produced with non-sugar sweetener. Certain countries in Central America, Argentina and Brazil have also imposed taxes on our products. See “Item 4. Information on the Company—Regulation—Taxation of Soft Drinks.” We can give no assurance that any governmental authority in any country where we operate will not impose or increase any such taxes in the future.

Regulatory developments may have an effect on our business.

We are subject to regulation in each of the territories in which we operate. The principal areas in which we are subject to regulation are environment, labor, taxes and antitrust. The adoption of new laws or regulations in the countries in which we operate may increase our operating costs or impose restrictions on our operations. In particular, environmental standards became more stringent recently in several of the countries in which we operate, and we are in the process of complying with these new standards.

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which we operate. The imposition of these restrictions may have an adverse effect on our results of operations and financial position. Although Mexican bottlers have been free to set prices for carbonated soft drinks without governmental intervention since January 1996, such prices were once subject to statutory price controls and, later, to voluntary price restraints, which effectively limited our ability to increase prices in the Mexican market without governmental consent. See “Item 4. Information on the Company—Regulation—Price Controls.” We can give no assurance that governmental authorities in any country where we operate will not impose voluntary price restraints or statutory price controls.

Risks Related to the Series L Shares and the ADSs

Holders of our Series L Shares have limited voting rights.

Holders of our Series L Shares are entitled to vote only in limited circumstances. They generally may elect three of our 18 directors and are only entitled to vote on specific matters, including changes in our corporate form, certain mergers involving our company and the cancellation of the registration of our shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10. Additional Information—Bylaws—Voting Rights.” In addition, we can give no assurance that holders of our ADSs will receive notice of shareholders’ meetings from The Bank of New York, the depositary for our ADSs, with sufficient time to enable holders to return voting instructions to the depositary in a timely manner.

Holders of ADSs are not entitled to attend shareholders’ meetings and they may only vote through the depositary.

Under Mexican law, a shareholder is required to deposit its shares with a Mexican custodian in order to attend a shareholders’ meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders’ meetings. A holder of ADSs is entitled to instruct the ADS depositary as to how to vote the shares represented by ADSs, in accordance with procedures provided for in the deposit agreement, but a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so.

Holders of our ADSs may not be able to participate in any future preemptive rights offerings and as a result may be subject to a dilution of their equity interests.

Our Series L Shares are traded on the New York Stock Exchange in the form of ADSs. Under Mexican law, if we issue new shares for cash as a part of a capital increase, we must generally grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally offer or sell shares to holders of our ADSs in the United States pursuant to any preemptive rights offering (or otherwise) unless (i) we file a registration statement with the U.S. Securities and Exchange Commission, which we refer to as the SEC, with respect to that future issuance of shares or (ii) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933. In addition, under current Mexican law, sales by the ADS depositary of preemptive rights and distribution of the proceeds from such sales to ADS holders are not possible. See “Item 10. Additional Information—Bylaws—Preemptive Rights.”

At the time of any capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of our ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement. If we do not file a registration statement with the SEC, our ADS holders in the United States may not be able to participate in any preemptive rights offering and their equity interest would be diluted proportionately.

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons.

We are organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on these persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against these persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

The protections afforded to minority shareholders in Mexico are different from those in the United States.

Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions or shareholder derivative actions and there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

Risks Related to Mexico and the Other Countries in Which We Operate

Adverse economic conditions in Mexico may adversely affect our financial condition and results of operations.

We are a Mexican corporation, and our Mexican operations are our single most important geographic segment. In the past, Mexico has experienced both prolonged periods of weak economic conditions and dramatic deteriorations in economic conditions that have had a negative impact on our company. There can be no assurances that such conditions will not return or that such conditions will not have a material adverse effect on our financial condition and results of operations.

Our business may be significantly affected by the general condition of the Mexican economy, the rate of inflation and interest rates. Decreases in the growth rate of the Mexican economy, periods of negative growth, and increases in inflation or interest rates may result in lower demand for soft drink beverages, lower real pricing or a shift to lower margin products or lower margin presentations. Because a large percentage of our costs are fixed costs, we may not be able to reduce costs and expenses, and our profit margins may suffer as a result. In addition, an increase in interest rates in Mexico would increase the cost to us of variable rate, Mexican peso-denominated funding and have an adverse effect on our financial position and results of operations.

Depreciation of the Mexican peso relative to the U.S. dollar could affect our financial condition and results of operations.

A depreciation of the Mexican peso relative to the U.S. dollar would increase the cost to us of a portion of our raw materials, the price of which is paid in or determined with reference to U.S. dollars and debt obligations denominated in U.S. dollars and thereby may negatively affect our net results. A severe devaluation or depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar indebtedness or obligations in other currencies. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange rate policies in the future. To the extent that there are currency fluctuations, they are likely to have an effect on our financial condition, results of operations and cash flows in future periods.

Political events in Mexico could affect our operations.

Mexican political events may also significantly affect our operations. In the Mexican national elections held on July 2, 2000, Vicente Fox of the Partido Acción Nacional (the National Action Party) or PAN, won the

presidency. Although his victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional (the Institutional Revolutionary Party) or PRI, neither the PRI nor the PAN succeeded in securing a majority in the Mexican congress. In elections in 2003, the PAN lost additional seats in the Mexican congress and state governships. The resulting legislative gridlock has impeded the progress of reforms in Mexico, which may adversely affect economic conditions in Mexico or our results of operations. During 2004, there will be elections for governors in ten of 32 states and for local congresses in 14 states.

Developments in other Latin American countries in which we operate may affect our business.

In addition to Mexico, we conduct operations in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. These countries expose us to different or greater country risk than Mexico. For many of these countries, operating results in recent years have been adversely affected by deteriorating macroeconomic and political conditions. In Venezuela and Argentina, significant economic and political instability, including a contracting economy, a drastic currency devaluation, high unemployment, the introduction of exchange controls and social unrest have resulted in higher production costs and declining net sales. In Colombia, we have experienced limited disruptions in production and distribution as a result of political instability.

Our future results may be significantly affected by the general economic and financial conditions in the countries where we operate, by the devaluation of the local currency, inflation or interest rates or by political developments or changes in law. Devaluation of the local currency against the U.S. dollar may increase the operating costs in that country, and a depreciation against the Mexican peso may negatively affect the results of that country as reported in our Mexican GAAP financial statements. In addition, some of these countries may impose exchange controls that could impact our ability to purchase raw materials in foreign currencies and the ability of the subsidiaries in these countries to remit dividends abroad or make payments other than in local currencies, as is currently the case in Venezuela under regulations imposed in January 2003. As a result of these potential risks, we may experience lower demand, lower real pricing or increases in costs, which may negatively impact our results of operations.

Item 4. Information on the Company

THE COMPANY

Overview

We are the largest Coca-Cola bottler in Latin America, with our territories representing approximately 40% of Coca-Cola sales volumes in Latin America, and the second largest bottler of Coca-Cola trademark beverages in the world, calculated in each case by sales volume in unit cases sold in our territories in 2003. We operate in the following territories:
•	Mexico – a substantial portion of central Mexico (including Mexico City) and southeast Mexico (including the Gulf region).
•	Central America – Guatemala City and surrounding areas, Nicaragua (nationwide), Costa Rica (nationwide) and Panama (nationwide).
•	Colombia – most of the country.
•	Venezuela – nationwide.
•	Brazil – the area of greater Sã Paulo, Campinas, Santos, the state of Mato Grosso do Sul and part of the state of Goias.
•	Argentina –federal capital of Buenos Aires and surrounding areas.

Our Company was established on October 30, 1991 as a sociedad anónima de capital variable (a variable capital stock corporation), organized under the laws of Mexico and has a duration of 99 years. Our principal executive offices are located at Guillermo González Camarena No. 600, Col. Centro de Ciudad Santa Fé, Delegación Álvaro Obregón, México, D.F., 01210, México. Our telephone number at this location is (52-55) 5081-5100. Our website is www.cocacola-femsa.com.mx.

The following is an overview of our operations by segment in 2003:

Operations by Segment—Overview
Year Ended December 31, 2003(1),(2)

	Mexico		Central America		Colombia		Venezuela		Brazil		Argentina
	Pesos	%	Pesos	%	Pesos	%	Pesos	%	Pesos	%	Pesos	%
Total Revenues	23,935.2	66.7%	2,186.5	6.1%	2,319.1	6.5%	2,544.5	7.1%	2,796.9	7.8%	2,076.9	5.8%
Income from Operations	5,633.6	84.0%	218.4	3.2%	261.1	3.9%	231.5	3.5%	149.8	2.2%	215.6	3.2%

(1)	The sums of the financial data for each of our segments and percentages with respect thereto differ from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation, and certain non-operating assets and activities of Coca-Cola FEMSA, including corporate services.
(2)	Expressed in millions of Mexican pesos.

Corporate History

In 1979, a subsidiary of FEMSA acquired certain soft drink bottler subsidiaries that are now a part of our company. At that time, the acquired subsidiaries had 13 Mexican distribution centers operating 701 distribution routes, and the production capacity of the acquired subsidiaries was 83 million physical cases. In 1991, FEMSA transferred its ownership in the subsidiaries to FEMSA Refrescos, S.A. de C.V., the corporate predecessor of our company.

FEMSA is a beverage company with significant interests in Mexico and other Latin American countries. It owns 45.7% of the stock in Coca-Cola FEMSA, 70% of FEMSA Cerveza, S.A. de C.V., a significant player in the Mexican beer market as well as a major exporter in key international markets including the United States, 100% of FEMSA Comercio, S.A. de C.V., a convenience store chain in Mexico and 100% of FEMSA Empaques, S.A. de C.V., which we refer to as FEMSA Empaques, a producer and distributor of beverage-related packaging materials. In 2003, we represented 47%, 55% and 50%, of FEMSA’s total revenues, income from operations and net income, respectively.

Consistent with our goals of maximizing long-term profitability and growth and enhancing our competitive position, in June 1993, a subsidiary of The Coca-Cola Company subscribed for 30% of our capital stock in the form of Series D Shares for U.S.$195 million. In September 1993, FEMSA sold Series L Shares that represented 19% of our capital stock to the public, and we listed these shares on the Mexican Stock Exchange and in the form of ADSs on the New York Stock Exchange. After giving effect to these transactions, FEMSA retained a 51% indirect interest in our company.

In a series of transactions between 1994 and 1997, we acquired the territory for the federal capital of Buenos Aires by purchasing 100% of Coca-Cola FEMSA de Buenos Aires, S.A. de C.V. from a subsidiary of The Coca-Cola Company. We expanded our Argentine operations in February 1996 by acquiring the former San Isidro Refrescos S.A. territories, which we refer to as SIRSA, including certain properties of Refrescos del Norte S.A. Through these transactions, we expanded our Argentine operations to include the contiguous San Isidro and Pilar areas.

We expanded our Mexican operations in November 1997 by acquiring 100% of Embotelladora de Soconusco, S.A. de C.V., a bottler in the Tapachula area of the state of Chiapas in southern Mexico. With this acquisition, we service the entire state of Chiapas.

In May 2003, we expanded our operations throughout Latin America by acquiring 100% of Panamco, then the largest soft drink bottler in Latin America in terms of sales volumes in 2002. Through our acquisition of Panamco, we began producing and distributing Coca-Cola trademark beverages in additional territories in the central and the gulf regions of Mexico and in Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories. The total cost of the transaction was approximately Ps.38,603 million, excluding transaction expenses, and we financed the acquisition as follows: Ps.17,267 million of new debt (including approximately Ps.5,245 million used to refinance existing Panamco indebtedness); a Ps.2,779 million capital investment from FEMSA; the issuance of our Series D Shares to subsidiaries of The Coca-Cola Company in exchange for a capital contribution of Ps.7,041 million in the form of equity interests in Panamco; Ps.2,820 million in cash; and Ps.9,085 million of assumed net debt.

After the Panamco acquisition, FEMSA indirectly owns 45.7% of our capital stock, representing 53.6% of our capital stock with full voting rights, and The Coca-Cola Company indirectly owns 39.6% of our capital stock, representing 46.4% of our capital stock with full voting rights. The remaining 14.7% of our capital stock trades on the Mexican Stock Exchange and in the form of ADSs on the New York Stock Exchange.

Business Strategy

We are the largest bottler of Coca-Cola trademark beverages in Latin America in terms of sales volumes in 2003, with operations in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. While our corporate headquarters are in Mexico City, we have established divisional headquarters in the following three regions:

•	Mexico with divisional headquarters in Mexico City;

•	Latin Centro (covering territories in Guatemala, Nicaragua, Costa Rica, Panama, Colombia and Venezuela) with divisional headquarters in San José, Costa Rica; and
•	Mercosur (covering territories in Brazil and Argentina) with divisional headquarters in São Paulo, Brazil.

We seek to provide our shareholders with an attractive return on their investment by increasing our profitability. The key factors in achieving profitability are increasing our revenues by implementing well planned product, package and pricing strategies through channel distribution and by implementing best practices in order to improve operational efficiencies throughout our company. To achieve these goals we continue our efforts in:
•	working with The Coca-Cola Company to continue exploring new lines of beverages that extend existing brands and allow us to participate in new beverage segments;
•	implementing packaging strategies designed to increase consumer demand for our products and to build a strong returnable base in our new territories;
•	replicating our successful best practices throughout the whole value chain within the newly acquired territories;
•	rationalizing and adapting our organizational and asset structure in order to be in a better position to respond to a changing competitive environment;
•	strengthening our selling capabilities in order to get closer to our clients, helping them satisfy the beverage needs of consumers;
•	integrating our operations through advanced information technology systems;
•	evaluating our bottled water strategy, in conjunction with The Coca-Cola Company, to maximize its profitability across our market territories; and
•	committing to building a best-in-class collaborative team, from top to bottom.

We seek to increase per capita consumption of soft drinks in the territories in which we operate. To that end, our marketing teams continuously develop sales strategies tailored to the different characteristics of our various territories and channels. We continue to develop our product portfolio to better meet market demand and maintain our overall profitability. To stimulate and respond to consumer demand, we continue to introduce new products and new presentations. See “—The Company—Product and Packaging Mix.” We also seek to increase placement of refrigeration equipment, including promotional displays, through the strategic placement of such equipment in retail outlets in order to showcase and promote our products. In addition, because we view our relationship with The Coca-Cola Company as integral to our business strategy, we use market information systems and strategies developed with The Coca-Cola Company to improve our coordination with the worldwide marketing efforts of The Coca-Cola Company. See “—Marketing—Channel Marketing.”

We seek to rationalize our distribution capacity to improve the efficiency of our operations. In 2003, as part of the integration process from the acquisition of Panamco, we closed several under-utilized manufacturing centers and shifted distribution activities to other existing facilities. See “—Description of Property, Plant and Equipment.” In each of our facilities, we seek to increase productivity through infrastructure and process reengineering for improved asset utilization. Our capital expenditure program includes investments in production and distribution facilities, bottles, cases, coolers and information systems. We believe that this program will allow us to maintain our capacity and flexibility to innovate and to respond to consumer demand for non-alcoholic beverages.

We continue with the integration process in our new Mexican territories, realizing synergies in back-office operations, manufacturing and procurement and have implemented closure and integration of facilities and headcount reductions. We closed Panamco’s Miami and Mexico City offices, consolidating our headquarter operations into our original office in Mexico City. In our other new territories we have replicated some of our traditional management practices and systems, and we have introduced several packing presentations across our new territories, strengthening Coca-Cola brands and offering new options to the consumers. We have implemented new pricing architecture strategies, differentiating returnable presentations from non-returnables in order to achieve an adequate combination of price and convenience.

Finally, we focus on management quality as a key element of our growth strategies and remain committed to fostering the development of quality management at all levels. Both FEMSA and The Coca-Cola Company provide us with managerial experience. To build upon these skills, we also offer management training programs designed to enhance our executives’ abilities and cross-fertilization programs, whereby a growing team of multinational executives exchange experiences, know how and talent among our new and existing territories.

Our Markets

The following map shows the locations of our territories, giving in each case the population to which we offer products, the number of retailers of our carbonated soft drinks and the per capita consumption of our soft drink products:

Central America
(Guatemala, Nicaragua,
Costa Rica and Panama)
Population: 18.3 million
Retailers: 139,289
Per capita consumption:
131 eight-ounce servings
Venezuela
Population: 25.6 million
Retailers: 234,740
Per capita consumption:
123 eight-ounce servings
Mexico
Population: 49.8 million
Retailers: 547,185
Per capita consumption:
483 eight-ounce servings
Brazil
Population: 26.0 million
Retailers: 120,008
Per capita
consumption:
189 eight-ounce
servings
Colombia
Population: 43.4 million
Retailers: 442,210
Per capita
consumption:
80 eight-ounce
servings
Argentina
Population: 11.0 million
Retailers: 75,735
Per capita
consumption:
276 eight-ounce
servings

Per capita consumption data for a territory is determined by dividing sales volumes within the territory (in bottles, jugs, cans, powders and fountain containers) by the estimated population within such territory, and is expressed on the basis of the number of eight-ounce servings of our products consumed annually per capita. In evaluating the development of local volume sales in our territories, we and The Coca-Cola Company measure, among other factors, the per capita consumption of our carbonated beverages.

Our Products

We produce, market and distribute the following Coca-Cola trademark beverages, proprietary brands and brands licensed from third parties, as of March 15, 2004:

Colas:	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Coca-Cola	X	X	X	X	X	X
Coca-Cola light	X	X	X	X	X	X
Coca-Cola light lemon					X
Coca-Cola vanilla	X		X	X

Flavored Soft Drinks:	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Beat	X
Canada Dry ginger ale		X
Chinotto				X
Chinotto light				X
Crush						X
Delaware Punch	X
Fanta	X	X	X		X	X
Fanta light					X	X
Fanta multi-flavors	X	X			X
Fresca	X	X
Fresca pink grapefruit	X
Frescolita				X
Grapette				X
Hit				X
Kist(1)		X
Kola Román(2)			X
Kuat					X
Kuat laranja					X
Kuat light					X
Lift	X	X	X
Lift green apple	X	X
Mundet multi-flavors(3)	X
Premio(1)			X
Prisco(3)	X
Quatro	X		X	X		X
Schweppes					X	X
Senzao	X
Sidral Mundet(3)	X
Sidral Mundet light(3)	X
Simba					X
Sintonia					X
Sprite	X	X	X		X	X
Sprite light / Sprite Cero	X				X	X
Taí					X	X

Water:	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Alpina(1)		X
Ciel	X
Ciel Mineralizada	X
Club K(1)			X
Crystal(1)					X
Dasani		X
Kin						X
Manantial(1)			X
Nevada				X
Pure Mountain(1)		X
Santa Clara(1)			X
Shangri-la(1)		X
Soda Clausen(1)			X
Soda Kin						X

Other Categories:(4)	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Black Fire						X
Burn					X
Flash Power					X
Fruitopia		X
Hi-C		X				X
Juizz(1)		X
Kapo		X
Keloco(1)	X
Kin light	X
Malta Regional(2)				X
Mickey Aventuras	X
Nativa						X
Nestea(2)	X	X		X	X
Polar		X
Powerade	X	X	X	X
Schweppes		X		X
Shangri-la(1)		X
Sunfil		X		X
Super 12(1)		X
Super Malta(2)		X
X

(1)	Proprietary brand.
(2)	Brand licensed from third parties other than The Coca-Cola Company.
(3)	Brand licensed from FEMSA.
(4)	Includes juices, sport drinks, dairy, malt, powder, iced tea and mixers.

Sales Overview

We measure sales volume in terms of unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to fountain syrup, powders and concentrate, refers to the volume of fountain syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product. The following table illustrates our historical sales volumes for each of our territories. The sales volume include the newly acquired Panamco territories only from May 2003.

	Sales Volumes Year Ended December 31
	2001	2001	2001
	(millions of unit cases)

Mexico	850.1	504.7	477.9
Central America	72.9	—	—
Colombia	114.1	—	—
Venezuela	110.1	—	—
Brazil	176.6	—	—
Argentina	126.6	115.6	129.9

Combined Volume	1,450.5	620.3	607.8

Product and Packaging Mix

Our single most important brand is Coca-Cola, which accounted for 60.2% of the total consolidated sales volume in 2003. Fanta, Sprite, Lift and Fresca, our next largest brands in consecutive order, accounted for 5.1%, 3.1%, 2.4% and 2.1%, respectively, of sales volumes in 2003. We produce, market and distribute Coca-Cola trademark beverages in each of our territories in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles made of polyethylene terephtalate, which we refer to as PET. Presentation sizes for our Coca-Cola trademark beverages range from a 6.5-ounce personal size to a 20-liter multi-serving size. We consider multi-serving size presentations as equal to or larger than 1.0 liter. In general, personal sizes have a higher price per unit case as compared to multi-serving sizes. We offer both returnable and non-returnable presentations, which allow us to offer different combinations of convenience and price to implement revenue management strategies and to target specific distribution channels and population segments in our territories. In addition, we sell some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which we refer to as fountain. We also sell bottled water products in jug presentations, which is a presentation larger than 17 liters, that have a much lower price per unit than our other beverage products.

In addition to Coca-Cola trademark beverages, we produce, market and distribute certain other proprietary brands and beverages licensed from third parties other than The Coca-Cola Company in a variety of presentations.

The characteristics of our territories are very diverse. Central Mexico is densely populated and has a large number of competing soft drink brands and higher per capita income as compared to the rest of our territories. Brazil and Argentina are densely populated but have lower per capita consumption of soft drink products as compared to Mexico. Portions of Central America and Colombia are large and mountainous areas with lower population density, lower per capita income and lower per capita consumption of soft drink products. In Venezuela, per capita income and consumption have been affected due to the economic and political unrest in recent years. In recent years, per capita income has been negatively affected by macroeconomic conditions in most of the countries where we operate.

The following discussion analyzes our product and packaging mix by segment. The volume data presented is for the years 2002 and 2003 and includes the newly acquired territories for all of 2002 and the first four months of 2003 prior to the acquisition of Panamco. As discussed above, we did not acquire these territories until May 6, 2003. Nonetheless, we believe that presenting the prior periods in this section provides a more complete illustration of the characteristics of our territories than would be possible based solely on information from the last eight months of 2003. We have not included information for periods prior to 2002. We have presented above under “Sales Overview” our actual sales volumes by territory for the three years ended December 31, 2001, 2002 and 2003, which include the newly acquired territories solely for eight months of 2003.

Mexico. Our product portfolio consists of Coca-Cola trademark beverages, and since 2001 has included the third party Mundet trademark beverages. In 2003, we expanded our core brand portfolio line launching the flavored soft drinks Fresca pink grapefruit and Lift green apple. We also introduced Coca-Cola vanilla in our

Mexican territories, strengthening the cola category. Soft drink per capita consumption in Mexico during 2003 was 483 eight-ounce servings.

The following table highlights historical sales volume and mix in Mexico for our products:

	Year Ended December 31,
	2003	2002
Product Sales Volumes	(millions of unit cases)
Coca-Cola Trademark Beverages	985.4	964.6
Other Beverages	16.2	15.9

Total	1,001.6	980.5

% Growth	2.2%	—

Unit Case Volume Mix by Category	(in percentages)
Colas	59.8%	60.8%
Flavored Soft Drinks	18.7	17.2

Total Carbonated Soft Drinks	78.5	78.0
Water(1)	20.9	20.7
Other Categories	0.6	1.3

Total	100.0%	100.0%

Product Mix by Presentation	(in percentages)
Returnable	27.9%	28.2%
Non-returnable	54.9	53.6
Fountain	1.3	1.3
Jug	15.9	16.9

Total	100.0%	100.0%

(1)	Includes jug volumes.

Our most popular soft drink presentations were the 2.5-liter and 2.0-liter returnable plastic bottles, the 0.6-liter non-returnable plastic bottle, and the 2.5-liter and the 2.0-liter non-returnable plastic bottle, which combined accounted for more than 60% of our total soft drink sales volume in 2003 in Mexico. Since 1995, we have introduced a number of new presentations in Mexico. These include 2.5-liter and 2.0-liter returnable plastic bottles, 1.0-liter non-returnable plastic bottles, 8-ounce non-returnable glass bottles, 0.25-liter non-returnable plastic bottles and 0.6-liter plastic contour bottles to replace the 0.5-liter non-returnable glass and plastic presentations. In 2003, we launched new 2.5-liter returnable and non-returnable presentations.

Multi-serving presentations are an important component of our product mix. In 2003, multi-serving presentations represented 67% of our total soft drink sales volumes in Mexico, as compared to 64% in 2002. We expect that demand for multi-serving presentations will continue increasing. We believe that the popularity of multi-serving presentations is primarily attributable to the lower price per ounce of product in larger presentations.

In the past, the packaging trend in the soft drink industry in Mexico had moved toward non-returnable presentations. However, due to the entrance of low price brands in multi-serving size presentations, we have refocused our packaging mix strategy to reinforce our sales of multi-serving size returnable packages, and as a result non-returnable presentations remained almost flat in 2003 as compared to 2002. Returnable plastic and glass presentations offer consumers a more affordable, although less convenient, product, and we believe returnable packages present an opportunity for us to attract new customers and maintain customer loyalty, because they make Coca-Cola trademark beverages more attractive to price-sensitive consumers. The price of a 2.5-liter returnable package is approximately 30% less than the same size non-returnable package. These returnable products are mainly sold to small store retailers, representing the largest distribution channel in the Mexican market, that benefit from returnable bottles’ lower price per ounce of product, allowing them to compete with larger supermarkets. We believe that our continued commitment to returnable bottle availability will allow us to compete with low-price entrants to the Mexican soft drink market.

Total sales volumes reached 1,001.6 million unit cases in 2003, increasing 2.2% compared to 2002, including a 2.9% carbonated soft drink volume growth during the same period. The volume growth was mainly driven by (i) the solid performance of our new flavored brands including Fresca pink grapefruit and Lift green apple, accounting for approximately 70% of the incremental volumes during the year, (ii) the incremental sales volumes reached by Ciel still water in a 5.0-liter presentation and, (iii) volume growth from Coca-Cola brand beverages. This volume growth was partially offset by a decline in our jug water volume, mainly in the 19.0-liter water jug presentation, the result of our new revenue management initiatives intended to improve the profitability of our bottled water business in our new territories, and to a lesser extent to the increased size of multi-serving presentations.

In 2003, product and packaging innovation helped us weather a relatively weak economic environment and increased competition from low price soft drink brands in multi-serving size presentations, which have increased their presence and product alternatives in certain areas of our Mexican territories. With the introduction of our new multi-serving size 2.5-liter returnable and non-returnable presentations, for the Coca-Cola brand and selected flavors, we reduced the price gap per ounce versus low price brands during 2003, enhancing the value proposition for our customers.

Central America. Our product sales in Central America consist predominantly of Coca-Cola trademark beverages. During 2003 we launched the Dasani water brand in one of our Central American territories. Soft drink per capita consumption in Central America during 2003 was 131 eight-ounce servings.

The following table highlights historical sales volume mix and total sales volumes in Central America:

	Year Ended December 31,
	2003	2002
Product Sales Volumes	(millions of unit cases)
Coca-Cola Trademark Beverages	99.6	93.3
Other Beverages	7.7	6.8

Total	107.3	100.1

% Growth	7.2%	—

Unit Case Volume Mix by Category	(in percentages)
Colas	69.4%	69.6%
Flavored Soft Drinks	24.7	23.7

Total Carbonated Soft Drinks	94.1	93.3
Water	4.2	4.0
Other Categories	1.7	2.7

Total	100.0%	100.0%

Product Mix by Presentation	(in percentages)
Returnable	51.8%	50.9%
Non-returnable	42.9	43.4
Fountain	5.3	5.7
Jug	—	—

Total	100.0%	100.0%

In Central America, we sell the majority of our sales volumes through small retailers. In 2003, multi-serving presentations represented 47.5% of our total soft drink sales volumes in Central America. We also launched a 2.0-liter returnable presentation in Central America for the Coca-Cola brand and selected flavor brands in 2003 to take advantage of the trend to larger presentations.

Total sales volumes reached 107.3 million unit cases in 2003, increasing 7.2% compared to 2002, including 8.1% growth in carbonated soft drink sales volumes during the same period. The sales volume growth was mainly driven by (i) the solid performance of the cola category, increasing almost 7% during the year, and representing 66%

of the incremental sales volumes, especially in our territories in Guatemala and Nicaragua, and (ii) the incremental sales volume reached by the carbonated soft drink flavor segment, which represented the majority of the balance.

Colombia. Our product portfolio in Colombia consists of Coca-Cola trademark beverages, certain products sold under proprietary trademarks, as well as sales of the Kola Román brand, which we license from a third party. Soft drink per capita consumption in Colombia during 2003 was 80 eight-ounce servings.

The following table highlights historical sales volume mix and total sales volumes in Colombia:

	Year Ended December 31,
	2003	2002
Product Sales Volumes	(millions of unit cases)
Coca-Cola Trademark Beverages	133.5	139.0
Other Beverages	38.3	46.0

Total	171.8	185.0

% Growth	(7.1)%	—

Unit Case Volume Mix by Category	(in percentages)
Colas	62.4%	60.4%
Flavored Soft Drinks	22.3	21.8

Total Carbonated Soft Drinks	84.7	82.2
Water(1)	15.1	17.5
Other Categories	0.2	0.3

Total	100.0%	100.0%

Product Mix by Presentation	(in percentages)
Returnable	53.4%	53.8%
Non-returnable	36.8	35.3
Fountain	3.0	3.0
Jug	6.8	7.9

Total	100.0%	100.0%

(1)	Includes jug volumes.

The Colombian market is characterized by lower per capita consumption and relatively lower levels of non-returnable presentations. In 2003, multi-serving presentations represented 45.7% of our total soft drink sales volumes in Colombia. We are continuing to evaluate the right product, package and pricing architecture for our portfolio of brands in Colombia.

Total sales volumes amounted to 171.8 million unit cases in 2003, decreasing 7.1% compared to 2002, including a 4.4% carbonated soft drink volume decline during the same period. The volume decline was mainly driven by a reduction in the production of water sold in less profitable packages, which accounted for almost 50% of the volume decline during the year. Carbonated soft drinks accounted for the balance.

Venezuela. Our product portfolio in Venezuela consists predominantly of Coca-Cola trademark beverages. Soft drink per capita consumption in Venezuela during 2003 was 123 eight-ounce servings.

The following table highlights historical sales volume mix and total sales volumes in Venezuela:

	Year Ended December 31,
	2003	2002
Product Sales Volumes	(millions of unit cases)
Coca-Cola Trademark Beverages	148.6	160.6
Other Beverages	3.0	2.3

Total	151.6	162.9

% Growth	(6.9)%	—

Unit Case Volume Mix by Category	(in percentages)
Colas	57.0%	48.2%
Flavored Soft Drinks	29.2	34.0

Total Carbonated Soft Drinks	86.2	82.2
Water(1)	8.2	10.6
Other Categories	5.6	7.2

Total	100.0%	100.0%

Product Mix by Presentation	(in percentages)
Returnable	36.4%	39.1%
Non-returnable	57.6	52.5
Fountain	2.7	3.0
Jug	3.3	5.4

Total	100.0%	100.0%

(1)	Includes jug volumes.

During January of 2003, political unrest in Venezuela due to a national strike made it practically impossible for Panamco to run this operation on a regular basis. Supply shortages during the first quarter and a severe economic recession significantly affected volume performance during 2003. We re-introduced the one-liter returnable glass presentation for the Coca-Cola brand in 2003, which we believe had a positive impact on sales volumes in 2003.

Total sales volumes decreased in 2003 to 151.6 million unit cases, including a decrease of 2.3% in carbonated soft drink volumes. Carbonated soft drink flavors accounted for almost 60% of the sales volume decline during the year, and still bottled water accounted for the majority of the balance, driven by a change of consumption habits due to the country’s economic recession.

Brazil. Our product portfolio in Brazil consists mainly of Coca-Cola trademark beverages. Pursuant to an agreement with Cervejarias Kaiser, we distribute the Kaiser brands of beer, which represented 18.2% of our sales volumes in Brazil in 2003. During 2003, we expanded our product lines, introducing Coca-Cola light lemon, Kuat laranja and Sintonia. Soft drink per capita consumption in Brazil during 2003 was 189 eight-ounce servings.

The following table highlights historical sales volume mix and total sales volumes in Brazil:

	Year Ended December 31,
	2003	2002
Product Sales Volumes	(millions of unit cases)
Coca-Cola Trademark Beverages	206.1	239.5
Other Beverages	59.0	83.1

Total	265.1	322.6

% Growth	(17.8)%	—

Unit Case Volume Mix by Category	(in percentages)
Colas	53.4%	47.5%
Flavored Soft Drinks	23.7	26.7

Total Carbonated Soft Drinks	77.1	74.2
Water	4.1	5.1
Other Categories(1)	18.8	20.7

Total	100.0%	100.0%

Product Mix by Presentation	(in percentages)
Returnable	11.1%	11.9%
Non-returnable	85.1	84.1
Fountain	3.8	4.0
Jug	—	—

Total	100.0%	100.0%

(1)	Includes beer.

During 2003, we initiated a packaging differentiation strategy intended to diversify our operation from 2.0-liter PET non-returnable packages and cans, which together accounted for almost 80% of sales volumes in 2002 and the beginning of 2003. We launched more than six different packaging presentations during 2003, including a new 12-ounce non-returnable glass bottle and a new 200-milliliter returnable glass bottle in order to offer convenience and affordability for the on-premise segment. By selling more profitable stock keeping units or SKUs, we intend to strengthen our packaging and brand portfolio, and enhance our pricing architecture in order to increase the profitability of the segment.

Total sales volumes amounted to 265.1 million unit cases in 2003, decreasing 17.8% compared to 2002 volumes, including a 14.7% decline in non-profitable carbonated beverage sales volumes during the same period. The majority of the volume decline during 2003 came from 2.0-liter non-returnable presentations, especially for low margin products like Simba and Taí, as we tried to reach a better price value combination by shifting to more profitable presentations. Carbonated soft drinks accounted for 60% of the volume decline during 2003, beer represented 30% and bottled water represented the balance.

Argentina. Our product portfolio in Argentina consists exclusively of Coca-Cola trademark beverages. Soft drink per capita consumption in Argentina during 2003 was 276 eight-ounce servings.

The following table highlights historical sales volume mix and total sales volumes in Argentina:

	Year Ended December 31,
	2003	2002
Product Sales Volumes	(millions of unit cases)
Coca-Cola Trademark Beverages	126.6	115.6
Other Beverages	—	—

Total	126.6	115.6

% Growth	9.5%	—

Unit Case Volume Mix by Category	(in percentages)
Colas	71.4%	68.3%
Flavored Soft Drinks	27.4	30.4

Total Carbonated Soft Drinks	98.8	98.7
Water	0.9	0.8
Other Categories	0.3	0.5

Total	100.0%	100.0%

Product Mix by Presentation	(in percentages)
Returnable	24.5%	12.4%
Non-returnable	71.8	82.9
Fountain	3.7	4.7
Jug	—	—

Total	100.0%	100.0%

In 2002, in order to minimize the impact of the deteriorated economic situation in Argentina, as well as increase the affordability of our products, we launched new returnable presentations such as a 1.25-liter returnable glass presentation and a 2.0-liter returnable PET presentation, which combined with existing presentations accounted for 25% of our sales volumes in 2003. During 2003 we also experienced an increase in our premium brands fostered by the launch of Fanta light and the slow recovery of the Argentine economy.

Total sales volumes amounted to 126.6 million unit cases in 2003, increasing 9.5% compared to 2002. The sales volume increase was mainly driven by our returnable packaging strategy and the economic recovery from the devaluation of the Argentine peso in 2002. We also experienced a product shift from our less profitable value protection brands, Taí and Crush, toward our core and premium brands, the Coca-Cola brand and Fanta, which increased 15.1% and 40.6%, respectively. For the first time, in 2003 we sold more sales volumes from premium brands than from value protection brands, fostered by a 10.9% volume increase of the Coca-Cola light brand and the successful introduction of Fanta light during the year. Premium brands represented 12.2% of total sales volumes during 2003.

Seasonality

Sales of our products are seasonal, as our sales levels generally increase during the summer months of each country and during the Christmas holiday season. In Mexico, Central America, Colombia and Venezuela we typically achieve our highest sales during the summer months of April through September as well as during the Christmas holidays in December. In Argentina and Brazil, our highest sales levels occur during the summer months of October through March and the Christmas holidays in December.

Marketing

Our company, in conjunction with The Coca-Cola Company, has developed a sophisticated marketing strategy to promote the sale and consumption of our products. We rely extensively on advertising, sales promotions and non-price related retailer incentive programs designed by local affiliates of The Coca-Cola Company to target the particular preferences of our soft drink consumers. Through the use of advanced information technology, we have collected customer and consumer information that allow us to tailor our marketing strategies to the types of customers located in each of our territories and to meet the specific needs of the various market segments we serve. We are in the process of rolling out our information technology system in our new territories in order to standardize the systems in these territories with our original territories.

          Retailer Incentive Programs. Incentive programs include providing retailers with commercial refrigerators for the display and cooling of soft drink products and for point-of-sale display materials. We seek, in particular, to increase distribution coolers among retailers to increase the visibility and consumption of our products and to ensure that they are sold at the proper temperature. Sales promotions include sponsorship of community activities, sporting, cultural and social events, and consumer sales promotions such as contests, sweepstakes and product giveaways.

          Advertising. We advertise in all major communications media. We focus our advertising efforts on increasing brand recognition by consumers and improving our customer relations. National advertising campaigns are designed and proposed by The Coca-Cola Company’s local affiliates, with our input at the local or regional level.

          Channel Marketing. In order to provide more dynamic and specialized marketing of our products, our strategy is to segment our market and develop targeted efforts for each segment or distribution channel. Our principal channels are small retailers, “on-premise” consumption such as restaurants and bars, supermarkets and third party distributors. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of soft drink consumers in each of the various types of locations or distribution channels. In response to this analysis, we tailor our product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.

          We believe that the implementation of our channel marketing strategy also enables us to respond to competitive initiatives with channel-specific responses as opposed to market-wide responses. This focused response capability isolates the effects of competitive pressure in a specific channel, thereby avoiding costlier market-wide responses. Our channel marketing activities are facilitated by our management information systems. We have invested significantly in creating such systems, including in hand-held computers to support the gathering of product, consumer and delivery information required to implement our channel marketing strategies effectively, for most of our sales routes in Mexico and Argentina, and will continue investing to increase pre-sale coverage in certain of our new territories.

          Cooperative Marketing Budget. Our consolidated total marketing expenditure made in 2003 was Ps.1,498.4 million. In 2003 and 2002, The Coca-Cola Company contributed 48% and 41%, respectively, of our marketing expenditures budget. See “—Bottler Agreements.”

     Product Distribution

          The following table provides an overview of our product distribution centers and the retailers to which we sell our products:

Product Distribution Summary
As of December 31, 2003

	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Distribution Centers	113	43	42	38	10	4
Number of Retailers(1)	547,185	139,289	442,210	234,740	120,008	75,735

(1) Estimated.

     We use two main sales methods depending on market and geographic conditions: the traditional or conventional truck route system, in which the person in charge of the delivery makes immediate sales from inventory available on the truck, and the pre-sale system. The pre-sale program separates the sales and delivery functions, allowing sales personnel to sell products prior to delivery and enabling trucks to be loaded with the mix of products that retailers have previously ordered, thereby increasing distribution efficiency. Under the pre-sale program, sales personnel also provide merchandising services during retailer visits, which we believe enhances the presentation of our products at the point of sale. In certain areas we also make sales through third party wholesalers of our products. The vast majority of our sales are on a cash basis.

     We believe that service visits to retailers and frequency of deliveries are essential elements in an effective selling distribution system for soft drink products. Accordingly, we have continued to expand our pre-sale system throughout our operations, except in areas where we believe consumption patterns do not warrant pre-sale. We are in the process of replicating our business model in our new territories.

     Our distribution centers range from large warehousing facilities and re-loading centers to small deposit centers. In addition to our fleet of trucks, we distribute our products in certain locations through a fleet of electric carts and hand-trucks in order to comply with local environmental and traffic regulations. We generally retain third parties to transport our finished products from the bottler plants to the distribution centers.

     Mexico. We contract with a subsidiary of FEMSA for the transportation of finished products to our distribution centers from our Mexican production facilities. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” From the distribution centers, we then distribute our finished products to retailers through our own fleet of trucks. In 2003, we implemented these practices in the newly acquired Mexican territories.

     In Mexico, we sell a majority of our beverages at small retail stores to customers who take the beverages home or elsewhere for consumption. We also sell products through the “on-premise” segment, supermarkets and others. “On premise” consists of (i) sales through sidewalk stands, restaurants, bars and various types of dispensing machines and (ii) sales through point of sale programs in concert halls, auditoriums and theaters by means of a series of arrangements with Mexican promoters.

     Central America. In Central America, we distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors. In Central America, excluding Guatemala, we sold more than 50% of sales volumes through the pre-sale system in 2003. In Guatemala, we sold only around 10% of sales volumes through pre-sale in 2003, but we currently plan to increase pre-sale coverage in the future. In our Central American operations, just as in most of our territories, an important part of our sales volumes are through small retailers, and we have low supermarket penetration in this region, representing less than 8% of sales volumes in 2003.

     Colombia. Approximately half of sales volumes in Colombia are sold through pre-sale and half through the traditional system in 2003. We distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors. Since May 2003, we consolidated five distribution centers out of 47 in our Colombian operations, with the objective of increasing productivity levels and asset utilization.

     Venezuela. In Venezuela close to 70% of our sales volumes in 2003 were through the pre-sale system. We distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors. During 2003 we consolidated the operations of two of the 40 distribution facilities. Our Venezuelan operations distribute a significant part of sales volumes through small retailers and supermarkets, which represent approximately 13% of our sales volumes in 2003.

     Brazil. In Brazil, almost 100% of our direct sales volumes are through the pre-sale system, although the delivery of our finished products to customers is by a third party. At the end of 2003, we operated ten distribution facilities in our Brazilian territories. In contrast with the rest of our territories, which have low supermarket penetration, in Brazil we sold more than 25% of our sales volume through supermarkets in 2003. In addition, in designated zones independent wholesalers purchase our products at a discount from the wholesale price and resell the products to retailers. Independent wholesalers distributed approximately 16% of our products in 2003.

     Argentina. At December 31, 2003, we operated four distribution centers in Argentina. We distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors. Independent wholesalers distributed approximately 5.7% of our products in 2003.

     In Argentina, in 2003 we sold the majority of our products in the take-home segment, which consists of sales to consumers who take the beverages home or elsewhere for consumption. In 2003, the percentage of sales volumes through supermarkets decreased to 17.9% from 23.4% in 2002.

     Competition

     Although we believe that our products enjoy wider recognition and greater consumer loyalty than those of our principal competitors, the soft drink segments in the territories in which we operate are highly competitive. Our principal competitors are local bottlers of Pepsi and other bottlers and distributors of national and regional soft drink brands. We face increased competition in many of our territories from producers of low price beverages, commonly referred to as “B” brands. A number of our competitors in Central America and Brazil also offer both soft drinks and beer, which may enable them to achieve distribution efficiencies.

     During 2003, we faced new competitive pressures that are different than those we have historically faced as we began operations in Central America, Colombia, Venezuela and Brazil. In addition, distribution and marketing practices in some of these territories differ from our historical practices.

     Recently, price discounting and packaging have joined consumer sales promotions, customer service and non-price retailer incentives as the primary means of competition among soft drink bottlers. We compete by seeking to offer an attractive price / value proposition to the different segments in our markets and by building on our brand equity. We believe that the introduction of new products and new presentations has been a significant competitive technique that allows us to increase demand for our products, provide different options to consumers and increase new consumption opportunities. See “—Sales Overview.”

     Mexico. Our principal competitors in Mexico are bottlers of Pepsi products, whose territories overlap but are not co-extensive with our own. These competitors include Pepsi Gemex in central Mexico, a subsidiary of PBG, the largest bottler of Pepsi globally, and several other Pepsi bottlers in central and southeast Mexico. In addition, we compete with Cadbury Schweppes and with other national and regional brands in our Mexican segment. We also face an increase in competition from low price producers offering multi-serving size presentations in the soft drink industry.

     Central America. In the countries that comprise our Central America segment, our main competitors are Pepsi bottlers. In Guatemala and Nicaragua we compete against The Central American Bottler Corporation, in Costa Rica our principal competitor is Embotelladora Centroamericana, S.A. and in Panama our main competitor is Refrescos Nacionales, S.A.

     Colombia. Our principal competitor is Postobón S.A., which we refer to as Postobón, a well-established local bottler that sells flavored soft drinks, some of which have a wide consumption preference, such as cream soda, the second most popular category in the Colombian soft drink industry in terms of sales volumes, and Pepsi products. Postobón is a vertically integrated producer, the owners of which hold other significant commercial interests in Colombia.

     Venezuela. In Venezuela, our main competitor is Pepsi-Cola Venezuela, C.A., a joint venture formed between PepsiCo and Empresas Polar, S.A., the leading beer distributor in the country. We also compete with the producers of Kola Real in part of the country.

     Brazil. In Brazil, we compete against AmBev, a Brazilian company with a portfolio of brands that includes Pepsi, local brands with flavors such as guaraná and proprietary beers. We also compete against “B” brands or

“Tubainas,” which are small, local producers of low cost flavored soft drinks in multi-serving presentations that represent an important portion of the soft drink market.

     Argentina. In Argentina, our main competitor is BAESA, a Pepsi bottler, which is owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In addition to BAESA, competition has intensified over the last several years with the entrance of a number of competitors offering generic, low priced soft drinks as well as many other generic products and private label proprietary supermarket brands.

     Raw Materials

     Pursuant to the bottler agreements with The Coca-Cola Company, we are required to purchase concentrate, including aspartame, an artificial sweetener used in diet sodas, for all Coca-Cola trademark beverages from companies designated by The Coca-Cola Company. The price of concentrate for all Coca-Cola trademark beverages is a percentage of the average price we charge to our retailers net of applicable taxes. Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage is set pursuant to periodic negotiations with The Coca-Cola Company. In connection with the Panamco acquisition, The Coca-Cola Company agreed that concentrate prices would not be raised through May 2004. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Coca-Cola Memorandum.” In most cases, concentrate is purchased in the local currency of the territory.

     In addition to concentrates, we purchase sweeteners, carbon dioxide, glass and plastic bottles, cans, closures and fountain containers, as well as other packaging materials. Our bottler agreements provide that, with respect to Coca-Cola trademark beverages, all containers, closures, cases, cartons and other packages and labels may be purchased only from suppliers approved by The Coca-Cola Company, which includes manufacturing subsidiaries of FEMSA Empaques. Prices for packaging materials historically are determined with reference to the U.S. dollar, although the local currency equivalent in a particular country is subject to price volatility in accordance with changes in exchange rates. Under our agreements with The Coca-Cola Company, we may use raw or refined sugar or HFCS as sweeteners in our products, although we currently use sugar in all of our operations except for Argentina. Sugar prices in all of the countries in which we operate, other than Brazil, are subject to local regulations and other barriers to market entry that cause us to pay in excess of international market prices for sugar. We have experienced sugar price volatility in these territories as a result of changes in local conditions and regulations.

     None of the materials or supplies that we use are presently in short supply, although the supply of specific materials could be adversely affected by strikes, weather conditions, governmental controls or national emergency situations.

     Mexico. We purchase some glass bottles, closures, plastic cases, commercial refrigerators, cans and certain lubricants and detergents for bottling lines from subsidiaries of FEMSA Empaques. We purchase our returnable plastic bottles from Continental PET Technologies de México, S.A. de C.V, a subsidiary of Continental Can, Inc., which has been the exclusive supplier of returnable plastic bottles to The Coca-Cola Company and its bottlers in Mexico. We purchase some of our non-returnable plastic bottles, as well as pre-formed plastic ingots for the production of non-returnable plastic bottles, from ALPLA Fábrica de Plásticos, S.A. de C.V., which we refer to as ALPLA, an authorized provider of PET for The Coca-Cola Company.

     We purchase some can presentations from Industria Envasadora de Querétaro, S.A. de C.V., known as IEQSA, a bottler cooperative in which we hold 33.68% interest. Both we and IEQSA purchase a portion of our empty can supply requirements from Fábricas Monterrey, S.A. de C.V., known as Famosa, a subsidiary of FEMSA Empaques. Our supply agreements provide for market based pricing.

     Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for the soft drink. We regularly purchase sugar from Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a cooperative of Coca-Cola bottlers. These purchases are regularly made under one-year agreements between PROMESA and each bottler subsidiary for the sale of sugar at a price that is determined monthly based on the cost of sugar to PROMESA. We also purchase sugar from Beta San Miguel, another sugar-cane producer in which we hold a 2.54% equity interest.

     In December 2001, the Mexican government expropriated the sugar industry in Mexico. To administer this industry, the Mexican government entered into a trust agreement with Nacional Financiera, S.N.C., which we refer to as Nafin, a Mexican government-owned development bank, pursuant to which Nafin acts as trustee. In addition, the Mexican government imposed a 20% excise tax, effective January 1, 2002, on carbonated soft drinks sweetened with HFCS. As a result we converted our Mexican bottler facilities to sugar-cane-based production in early 2002. On January 1, 2003, the Mexican government broadened the reach of this tax by imposing a 20% excise tax on carbonated soft drinks produced with non-sugar sweetener, including HFCS. The effect of these excise taxes is to limit our ability to substitute other sweeteners for sugar.

     Imported sugar is also presently subject to import duties, the amount of which is set by the Mexican government. As a result, sugar prices in Mexico are in excess of international market prices for sugar and increased by approximately 8% in 2003.

     Central America. The majority of our raw materials such as glass and plastic bottles and cans are purchased from several local suppliers. Sugar is available from one supplier in each country. Local sugar prices are significantly higher than international market prices, and our ability to import sugar or HFCS is limited.

     Colombia. We use sugar as a sweetener in our products, which we buy from several domestic sources. We purchase pre-formed ingots from a local supplier and Tapón Corona, in which we have a 40% equity interest. We purchase all our glass bottles and cans from suppliers, in which our competitor Postobón owns a 40% equity interest. Other suppliers exist for glass bottles, however, cans are available only from this one source.

     Venezuela. We use sugar as a sweetener in our products, of which we purchase the majority from the local market and the rest we import mainly from Colombia. In the second half of 2003, there was a shortage of sugar due to the inability of the main sugar importers to access foreign currencies as a result of the exchange controls implemented at the beginning of 2003. We only buy glass bottles from one supplier, Productos de Vidrio, S.A., a local supplier, but there are other alternative suppliers authorized by The Coca-Cola Company. We have several supplier options for plastic non-returnable bottles but we acquire most of our requirements from ALPLA de Venezuela, S.A. One exclusive supplier handles all our can requirements.

     Brazil. Sugar is widely available in Brazil at internal market prices which are generally lower than international prices. We purchase glass bottles, PET bottles and cans from several domestic and international suppliers.

     Argentina. In Argentina, we use HFCS from several different local suppliers as sweetener in our products instead of sugar. We purchase glass bottles, plastic trays and other raw materials from several domestic sources. We purchase pre-formed plastic ingots, as well as returnable plastic bottles, at competitive prices from Complejo Industrial PET S.A., which we refer to as CIPET, a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil, and other international suppliers. We purchase crown caps from local and international suppliers. We purchase our can presentations for distribution to customers in Buenos Aires from Complejo Industrial CAN S.A., which we refer to as CICAN, in which Coca-Cola FEMSA de Buenos Aires has a 48.1% equity interest.

REGULATION

     Price Controls. At present, there are no price controls on our products in any of our segments. In Mexico, prior to 1992, prices of carbonated soft drinks were regulated by the Mexican government. From 1992 to 1995, the industry was subject to voluntary price restraints. In response to the devaluation of the Mexican peso relative to the U.S. dollar in 1994 and 1995, however, the Mexican government adopted an economic recovery plan to control inflationary pressures in 1995. As part of this plan, the Mexican government encouraged the Asociación Nacional de Productores de Refrescos y Aguas Carbonatadas, A.C. (the National Association of Bottlers) to engage in voluntary consultations with the Mexican government with respect to price increases for returnable presentations. These voluntary consultations were terminated in 1996. In the last ten years, the governments in Colombia, Brazil, and Venezuela have also imposed formal price controls on soft drinks. The imposition of price controls in the future may limit our ability to set prices and adversely affect our results of operations.

     Taxation of Soft Drinks. All the countries in which we operate impose a value-added tax on the sale of soft drinks, with a rate of 15% in Mexico, 12% in Guatemala, 15% in Nicaragua, 13% in Costa Rica, 5% in Panama, 16% in Colombia, 16% in Venezuela, 18% in Brazil (only in the territories where we operate) and 21% in Argentina. In addition, several of the countries in which we operate impose the following excise or other taxes:

•	Mexico imposes a 20% excise tax on soft drinks produced with HFCS in January 2002 that was suspended in September 2002. In January 2003, the Mexican government implemented a 20% excise tax on carbonated soft drinks produced with non-sugar sweeteners.
•	Guatemala imposes an excise tax of 0.18 cents in local currency (Ps.0.25 as of December 31, 2003) per liter of soft drink.
•	Nicaragua imposes a 9% consumption tax.
•	Costa Rica imposes a specific tax on non-alcoholic bottled beverages based on the combination of packaging and flavor, a 5% excise tax on local brands, a 10% tax on foreign brands and a 14% tax on mixers.
•	Panama imposes a 5% tax based on the cost of goods produced.
•	Brazil imposes an excise tax of 9% and a consumption tax of 6.9% in the territories where we operate.
•	Argentina imposes an excise tax on colas and on flavored soft drinks containing less than 5% lemon juice or less than 10% fruit juice of 8.7%, and an excise tax on flavored soft drinks with 10% or more fruit juice and on mineral water of 4.2%.

     Water Supply Law. In Mexico, we purchase water directly from municipal water companies and pump water from our own wells pursuant to concessions obtained from the Mexican government on a plant-by-plant basis. Water use in Mexico is regulated primarily by the Ley de Aguas Nacionales de 1992 (the Water Law of 1992), and regulations issued thereunder, which created the Comisión Nacional del Agua (the National Water Commission). The National Water Commission is charged with overseeing the national system of water use. Under the Water Law of 1992, concessions for the use of a specific volume of ground or surface water generally run for five-, ten- or fifteen-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request concession terms to be extended upon termination. The Mexican government is authorized to reduce the volume of ground or surface water granted for use by a concession by whatever volume of water is not used by the concessionaire for three consecutive years. However, because the current concessions for each of our plants in Mexico do not match each plant’s projected needs for water in future years, we successfully negotiated with the Mexican government the right to transfer the unused volume under concessions from certain plants to other plants anticipating greater water usage in the future. Our concessions may be terminated if, among other things, we use more water than permitted or we fail to pay required concession-related fees. We believe that we are in compliance with the terms of our existing concessions.

     Although we have not undertaken independent studies to confirm the sufficiency of the existing or future groundwater supply, we believe that our existing concessions satisfy our current water requirements in Mexico. We can give no assurances, however, that groundwater will be available in sufficient quantities to meet our future production needs or that we will be able to maintain our current concessions.

     We do not currently require a permit to obtain water in our other territories. In Nicaragua, Costa Rica and some plants in Colombia, we own private water wells. In Argentina, we obtain water from Aguas Argentinas, a privately-owned concessionaire of the Argentine government. In the remainder of our territories, we obtain water from governmental agencies or municipalities. In the past five years we have not had a water shortage in any of our territories, although we can give no assurances that water will be available in sufficient quantities to meet our future production needs or that additional regulations relating to water use will not be adopted in the future.

     Environmental Matters. In all of the countries where we operate, our businesses are subject to federal and state laws and regulations relating to the protection of the environment. In Mexico, the principal legislation is the Ley General de Equilibrio Ecológico y Protección al Ambiente (the Federal General Law for Ecological Equilibrium and Environmental Protection) or the Mexican Environmental Law and the Ley General para la Prevención y Gestión Integral de los Residuos (the General Law for the Prevention and Integral Management of Waste) which are enforced by the Secretaría del Medio Ambiente, Recursos Naturales y Pesca (the Ministry of the Environment, Natural Resources and Fisheries) or SEMARNAP. SEMARNAP can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Under the Mexican Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances. In particular, Mexican environmental laws and regulations require that we file periodic reports with respect to air and water emissions and hazardous wastes and set forth standards for waste water discharge that apply to our operations. We are also subject to certain minimal restrictions on the operation of delivery trucks in Mexico City. We have implemented several programs designed to facilitate compliance with air, waste, noise and energy standards established by current Mexican federal and state environmental laws, including a program that installs catalytic converters and liquid petroleum gas in delivery trucks for our operations in Mexico City. See “—The Company—Product Distribution.”

     In addition, we are subject to the Ley Federal de Derechos (the Federal Law of Governmental Fees), also enforced by SEMARNAP. Adopted in January 1993, the law provides that plants located in Mexico City that use deep water wells to supply their water requirements must pay a fee to the city for the discharge of residual waste water to drainage. In 1995, municipal authorities began to test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by SEMARNAP. All of our bottler plants located in Mexico City, as well as the Toluca plant, met these new standards in 2001, and as a result, we were not subject to additional fees. See “—Description of Property, Plant and Equipment—Production Facilities.”

     Our Central American operations are subject to several federal and state laws and regulations relating to the protection of the environment, which have been enacted in the last ten years, as awareness has increased in this region about the protection of the environment and the disposal of dangerous and toxic materials. In some countries in Central America, we are in the process of bringing our operations into compliance with new environmental laws. For example, in Nicaragua we are in the final phase of the construction of a water treatment plant located at our bottler plant in Managua. Also, our Costa Rica operations have participated in a joint effort along with the local division of The Coca-Cola Company called Proyecto Planeta (Project Planet) for the collection and recycling of non-returnable plastic bottles.

     Our Colombian operations are subject to several Colombian federal, state and municipal laws and regulations related to the protection of the environment and the disposal of toxic and dangerous materials. These laws include the control of atmospheric emissions and strict limitations on the use of chlorofluorocarbons. We are also engaged in nationwide campaigns for the collection and recycling of glass and plastic bottles.

     Our Venezuelan operations are subject to several Venezuelan federal, state and municipal laws and regulations related to the protection of the environment. The most relevant of these laws are the Ley Orgánica del Ambiente (the Organic Environmental Law), the Ley Sobre Sustancias, Materiales y Desechos Peligrosos (the Substance, Material and Dangerous Waste Law), and the Ley Penal del Ambiente (the Criminal Environment Law). Since the enactment of the Organic Environmental Law in 1995, our Venezuelan subsidiary has presented to the proper authorities plans to bring our production facilities and distribution centers into compliance with the law. While the laws provide certain grace periods for compliance with the new environmental standards, we have had to adjust some of the originally proposed timelines presented to the authorities, because of delays in the completion of some of these projects.

     Our Brazilian operations are subject to several federal, state and municipal laws and regulations related to the protection of the environment. Among the most relevant laws and regulations are those dealing with the emission of toxic and dangerous gases, which impose penalties, such as fines, facility closures or criminal charges depending upon the level of non-compliance. Our production plant located in Jundiaí has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by the law. The plant has been certified for the ISO 9000 since March 1995 and the ISO 14001 since March 1997.

     Our Argentine operations are subject to federal and provincial laws and regulations relating to the protection of the environment. The most significant of these are regulations concerning waste water discharge, which are enforced by the Secretaría de Recursos Naturales y Ambiente Humano (the Ministry of Natural Resources and Human Environment) and the Secretaría de Política Ambiental (the Ministry of Environmental Policy) for the province of Buenos Aires. Our Alcorta plant meets and is in compliance with waste water discharge standards.

     We have expended, and may be required to expend in the future, funds for compliance with and remediation under local environmental laws and regulations. Currently, we do not believe that such costs will have a material adverse effect on our results of operations or financial condition. However, since environmental laws and regulations and their enforcement are becoming increasingly more stringent in our territories, and there is increased awareness of local authorities for higher environmental standards in the countries where we operate, changes in current regulations may result in an increase in costs, which may have an adverse effect on our future results of operations or financial condition. Management is not aware of any pending regulatory changes that would require a significant amount of additional remedial capital expenditures.

BOTTLER AGREEMENTS

Coca-Cola Bottler Agreements

     Bottler agreements are the standard agreements that The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrates for certain Coca-Cola trademark beverages. We manufacture, package, distribute and sell soft drink beverages and bottled water under a separate bottler agreement for each of our territories.

     These bottler agreements provide that we will purchase our entire requirement of concentrates for Coca-Cola trademark beverages from The Coca-Cola Company and other authorized suppliers at prices, terms of payment and on other terms and conditions of supply as determined from time to time by The Coca-Cola Company at its sole discretion. Concentrate prices are determined as a percentage of the weighted average wholesale price, net of applicable taxes. Although the price multipliers used to calculate the cost of concentrate and the currency of payment, among other terms, are set by The Coca-Cola Company at its sole discretion, we set the price of products sold to retailers at our discretion, subject to the applicability of price restraints. We have the exclusive right to distribute Coca-Cola trademark beverages for sale in our territories in authorized containers of the nature prescribed by the bottler agreements and currently used by our company. These containers include various configurations of cans and returnable and non-returnable bottles made of glass and plastic and fountain containers.

     The bottler agreements include an acknowledgment by us that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola trademark beverages and of the secret formulas with which The Coca-Cola Company’s concentrates are made. Subject to our exclusive right to distribute Coca-Cola trademark beverages in our territories, The Coca-Cola Company reserves the right to import and export Coca-Cola trademark beverages to and from each of our territories. Our bottler agreements do not contain restrictions on The Coca-Cola Company’s ability to set the price of concentrates charged to our subsidiaries and do not impose minimum marketing obligations on The Coca-Cola Company. The prices at which we purchase concentrates under the bottler agreements may vary materially from the prices we have historically paid. However, under our bylaws and the shareholders agreement with a subsidiary of The Coca-Cola Company and a subsidiary of FEMSA, an adverse action by The Coca-Cola Company under any of the bottler agreements may result in a suspension of certain veto rights of the directors, appointed by The Coca-Cola Company. This provides us with limited protection against The Coca-Cola Company’s ability to raise concentrate prices to the extent that such increase is deemed detrimental to us pursuant to the shareholder agreement and the bylaws. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”

     The Coca-Cola Company has the ability, at its sole discretion, to reformulate any of the Coca-Cola trademark beverages and to discontinue any of the Coca-Cola trademark beverages, subject to certain limitations, so long as all Coca-Cola trademark beverages are not discontinued. The Coca-Cola Company may also introduce new beverages in our territories in which case we have a right of first refusal with respect to the manufacturing, packaging, distribution and sale of such new beverages subject to the same obligations as then exist with respect to the Coca-Cola trademark beverages under the bottler agreements. The bottler agreements prohibit us from producing or handling cola products other than those of The Coca-Cola Company, or other products or packages that would imitate, infringe upon, or cause confusion with the products, trade dress, containers or trademarks of The Coca-Cola Company, or from acquiring or holding an interest in a party that engages in such activities. The bottler agreements also prohibit us from bottling any soft drink product except under the authority of, or with the consent of, The Coca-Cola Company. The bottler agreements impose restrictions concerning the use of certain trademarks, authorized containers, packaging and labeling of The Coca-Cola Company so as to conform to policies prescribed by The Coca-Cola Company. In particular, we are obligated to:

•	maintain plant and equipment, staff and distribution facilities capable of manufacturing, packaging and distributing the Coca-Cola trademark beverages in authorized containers in accordance with our bottler agreements and in sufficient quantities to satisfy fully the demand in our territories;
•	undertake adequate quality control measures prescribed by The Coca-Cola Company;
36

•	develop, stimulate and satisfy fully the demand for Coca-Cola trademark beverages using all approved means, which includes the investment in advertising and marketing plans;
•	maintain a sound financial capacity as may be reasonably necessary to assure performance by us and our affiliates of our obligations to The Coca-Cola Company; and
•	submit annually to The Coca-Cola Company our marketing, management, promotional and advertising plans for the ensuing year.

     The Coca-Cola Company contributed approximately 48% of our advertising and marketing budget in our territories during 2003. Although we believe that The Coca-Cola Company intends to continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders —The Shareholders Agreement.”

     We have separate bottler agreements with The Coca-Cola Company for each of the territories in which we operate. Some of these bottler agreements renew automatically unless one of the parties gives prior notice that it does not wish to renew the agreement, while others require us to give notice electing to renew the agreement. The following table summarizes by segment the expiration dates and renewal provisions of our bottler agreements:

Segment	Expiration Date	Renewal Provision

Mexico	For two territories — June 2013	Ten years, renewable automatically.

	For two territories — May 2005	Ten years, requires notice at least six but not more than twelve months before expiration date.

Central America(1)	Guatemala — March 2006	Renewable as agreed between the parties.

	Nicaragua — May 2006	Five years, requires notice at least six but not more than twelve months before expiration date.

	Costa Rica — September 2007	Five years, requires notice at least six but not more than twelve months before expiration date.

Colombia	June 2004(2)	Five years, requires notice at least six but not more than twelve months before expiration date.

Venezuela	For Coca-Cola trademark beverages — August 2006	Five years, requires notice at least six but not more than twelve months before expiration date.

	For other beverages — August 2006	Renewable as agreed between the parties.

Brazil	April 2004(2)	Five years, requires notice at least six but not more than twelve months before expiration date.

Argentina	September 2004(2)	Ten years, renewable automatically.

(1)	We are currently in the process of finalizing the bottler agreement for Panama, which we expect will be substantially similar to our existing bottler agreements for Central America.
(2)	A renewal notice has been sent by us to The Coca-Cola Company.

     The bottler agreements are subject to termination by The Coca-Cola Company in the event of default by us. The default provisions include limitations on the change in ownership or control of our company and the assignment or transfer of the bottler agreements and are designed to preclude any person not acceptable to The Coca-Cola Company from obtaining an assignment of a bottler agreement or from acquiring our company independently of similar rights set forth in the shareholders agreement. These provisions may prevent changes in our principal shareholders, including mergers or acquisitions involving sales or dispositions of our capital stock, which will involve an effective change of control, without the consent of The Coca-Cola Company. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders —The Shareholders Agreement.”

     We have also entered into tradename licensing agreements with The Coca-Cola Company pursuant to which we are authorized to use certain trademark names of The Coca-Cola Company. These agreements have an indefinite term, but are terminated if we cease to manufacture, market, sell and distribute Coca-Cola trademark products pursuant to the bottler agreements or if the shareholders agreement is terminated. The Coca-Cola Company also has the right to terminate the license agreement if we use its trademark names in a manner not authorized by the bottler agreements.

     DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT

     Over the past several years, we made significant capital improvements to modernize our facilities and improve operating efficiency and productivity, including:

•	increasing the annual capacity of our bottler plants;
•	installing clarification facilities to process different types of sweeteners;
•	installing plastic bottle-blowing equipment and can presentation capacity;
•	modifying equipment to increase flexibility to produce different presentations, including swing lines that can bottle both non-returnable and returnable presentations; and
•	closing obsolete production facilities.

See “Item 5. Operating and Financial Review and Prospects—Capital Expenditures.”

     As of December 31, 2003, we owned 32 bottler plants company wide. By country, we have twelve bottler facilities in Mexico, four in Central America, six in Colombia, six in Venezuela, three in Brazil and one in Argentina.

     Since the Panamco acquisition during 2003, we consolidated 20 of our plants into existing facilities, including four plants in Mexico, one in Central America, eleven in Colombia, three in Venezuela and one in Brazil. At the same time, we increased our productivity measured in unit cases sold by our remaining plants by more than 50% company wide.

     As of December 31, 2003 we operated 250 distribution centers, more than 40% of which were in our Mexican territories. We own approximately 80% of these distribution centers and lease the remainder. See “The Company—Product Distribution.” During 2003, as part of our consolidation process, we reduced the number of our distribution centers across our territories by 37.

     We maintain an “all risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories as well as losses due to business interruptions. The policy covers damages caused by natural disaster, including hurricane, hail, earthquake and damages caused by human acts, including explosion, fire, vandalism, riot and losses incurred in connection with goods in transit. In addition, we maintain an “all risk” liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. The policies are issued by Allianz and the coverage is partially reinsured in the international reinsurance market.

     The table below summarizes principal use, installed capacity and percentage utilization of our production facilities by country:

Production Facility Summary
As of December 31, 2003

Country	Principal Use	Installed Capacity (thousands of unit cases)	% Utilization(1)

Mexico	Bottler Facility	1,417,345	59.5%
Guatemala	Bottler Facility	30,303	54.6%
Nicaragua	Bottler Facility	26,807	70.8%
Costa Rica	Bottler Facility	37,992	56.3%
Panama	Bottler Facility	28,830	36.1%
Colombia	Bottler Facility	264,036	37.5%
Venezuela	Bottler Facility	268,763	42.1%
Brazil	Bottler Facility	378,969	56.3%
Argentina	Bottler Facility	206,736	60.3%

(1) Annualized Rate

     The table below summarizes plant location and facility area of our production facilities:

Production Facility By Location
As of December 31, 2003

Country	Plant	Facility Area (thousands of sq. meters)

Mexico	San Cristobal de las Casas, Chiapas	24
	Cedro, Distrito Federal	18
	Cuautitlán, Estado de Mexico	35
	Los Reyes la Paz, Estado de Mexico	28
	Toluca, Estado de Mexico	280
	Celaya, Guanajuato	87
	León, Guanajuato	38
	Morelia, Michoacan	50
	Juchitán, Oaxaca	27
	Ixtacomitán, Tabasco	90
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	96
Guatemala	Guatemala City	46

Nicaragua	Managua	59

Costa Rica	San José	52

Panama	Panama City	29

Colombia	Barranquilla	27
	Bogotá Norte	89
	Bucaramanga	27
	Cali	88
	Manantial	33
	Medellín	44

Venezuela	Antimano	14
	Barcelona	141
	Calabozo	70
	Maracaibo	34
	Maracay	31
	Valencia	91

Brazil	Campo Grande	36
	Jundiaí1	91
	Moji das Cruzes	95

Argentina	Alcorta	73

SIGNIFICANT SUBSIDIARIES

     The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2003:

Name of Company	Percentage Owned
Propimex, S.A. de C.V., a Mexican corporation	99.99%
Inmuebles del Golfo, S.A. de C.V., a Mexican corporation	99.99%
Corporación Interamericana de Bebidas, S.A. de C.V., a Mexican corporation	99.97%
Panamco México, S.A. de C.V., a Mexican corporation	98.14%
Panamco Bajío, S.A. de C.V., a Mexican corporation	93.37%

Item 5. Operating and Financial Review and Prospects

General

     The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements including the notes thereto. Our consolidated financial statements were prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. Notes 25 and 26 to our consolidated financial statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of majority net income, majority stockholders’ equity and certain other selected financial data.

     Our consolidated financial statements include the financial statements of Coca-Cola FEMSA and those of all companies in which we own directly or indirectly a majority of the outstanding voting capital stock and/or over which we exercise control.

     Acquisition of Panamco. On May 6, 2003, we completed the acquisition of Panamco. The acquisition of Panamco resulted in a substantial increase in the size and geographic scope of our operations. The purchase price for 100% of the capital stock of Panamco was Ps.29,518 million, excluding transaction expenses. We also assumed Ps.9,085 million of net debt. The acquisition was financed with an equity contribution from FEMSA of Ps.2,779 million, an exchange of The Coca-Cola Company’s equity interests in Panamco valued at Ps.7,041 million for new shares of our company, cash on hand of Ps.2,820 million and new indebtedness of Mexican pesos and U.S. dollars in the amount of Ps.17,267 million. As a result of the Panamco acquisition, in accordance with Mexican GAAP, we recognized as intangible assets with indefinite lives, the rights to produce and distribute trademark brands of The Coca-Cola Company. These identified intangibles, calculated as the difference between the price paid and the fair value of the net assets acquired, were valued at Ps.33,420 million, including financial and advisory fees, costs associated with closing certain acquired facilities, rationalizing and consolidating operations, relocating the corporate and other offices and the integration of the operations.

     Comparability of Information Presented; Reporting Segments. Under Mexican GAAP, Panamco is included in our consolidated financial statements from May 2003 and is not reflected for periods prior to this date. As a result, our consolidated financial statements as of and for the year ended December 31, 2003 are not comparable to prior periods. Financial information provided by us with respect to the newly acquired territories is also not comparable to Panamco’s consolidated financial statements for prior periods as they were prepared using different policies and in accordance with U.S. GAAP and in U.S. dollars. These financial statements will also not be comparable to subsequent periods, as Panamco is only included in our consolidated financial statements for eight months of 2003.

     For our consolidated financial statements for the years ended and as of December 31, 2001 and 2002, we reported Mexico and Argentina as separate reporting segments. For our consolidated financial statements for the year ended and as of December 31, 2003, we reported each of Mexico, Central America, Colombia, Venezuela, Brazil and Argentina as a separate reporting segment. Through our acquisition of Panamco, we acquired additional territories in Mexico, which are reported as part of our Mexico segment, as well as territories in Central America, Colombia, Venezuela and Brazil. We did not acquire any additional territories in Argentina, the segment information for which is fully comparable to prior periods.

     Although our consolidated financial information is not comparable to prior periods, we maintain sales volume data for our territories on a basis comparable to that maintained by Panamco for prior periods. For comparison purposes, the following table presents sales volume by segment:

	Year Ended December 31,

	2003		2002

	(millions of unit cases)	(percentage)	(millions of unit cases)	(percentage)

Total Volumes:
Mexico	1,001.6	54.9%	980.5	52.5%
Central America	107.3	5.9	100.1	5.4
Colombia	171.8	9.4	185.0	9.9
Venezuela	151.6	8.3	162.9	8.7
Brazil	265.1	14.5	322.6	17.3
Argentina	126.6	7.0	115.6	6.2

Total	1,824.0	100.0%	1,866.7	100.0%

The presented sales volume information is different from our actual sales volume. We have presented this information because these sales volumes are one of the metrics we use to manage our business. Sales volumes are discussed in greater detail by segment in “Item 4. Information on the Company—The Company—Sales Overview.”

     Effects of Changes in Economic Conditions. Our results of operations are affected by changes in economic conditions in Mexico and in the other countries in which we operate. For the years ended December 31, 2003, 2002 and 2001, 66.7%, 90.6% and 89.1%, respectively, of our net sales were attributable to Mexico. Although after the Panamco acquisition, we have greater exposure to countries in which we have not historically conducted operations, particularly countries in Central America and Colombia, Venezuela and Brazil, we continue to generate a substantial portion of our revenues in Mexico.

     Our future results may be significantly affected by the general economic and financial conditions in the countries where we operate. Decreases in economic growth rates, periods of negative growth, devaluation of local currencies, increases in inflation or interest rates and political developments may result in lower demand for our products, lower real pricing or a shift to lower margin products or lower margin presentations. Because a large percentage of our costs are fixed costs, we may not be able to reduce costs and expenses, and our profit margins may suffer as a result of downturns in the economy of each country. In addition, an increase in interest rates in Mexico would increase our cost of variable rate debt and Mexican peso-denominated funding and would have an adverse effect on our financial position and results of operations. A depreciation of the U.S. dollar would increase our cost of raw materials with prices payable in or determined with reference to the U.S. dollar and of debt obligations denominated in U.S. dollars, and thereby may negatively impact our results of operations.

     Operating Leverage. Companies with structural characteristics that result in margin expansion in excess of sales growth are referred to as having high “operating leverage.” We are engaged in capital-intensive activities. The high utilization of the installed capacity of our production facilities results in better fixed cost absorption, as increased output results in higher revenues without additional fixed costs. Absent significant increases in variable costs, gross profit margins will expand when production facilities are operated at higher utilization rates. Alternatively, higher fixed costs will result in lower gross profit margins in periods of lower output.

     In addition, our commercial operations are carried out through extensive distribution networks, the principal fixed assets of which are distribution centers and trucks. Our distribution systems are designed to handle large volumes of beverages. Fixed costs represent an important proportion of our total distribution expense. Generally, the higher the volume that passes through the distribution system, the lower the fixed distribution cost as a percentage of the corresponding revenues. As a result, operating margins improve when the distribution capacity is operated at higher utilization rates. In contrast, periods of decreased utilization because of lower volumes will negatively impact our operating margins.

Critical Accounting Estimates

     The preparation of our consolidated financial statements requires that we make estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities as of the date of the financial statements and (iii) the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on our historical experience and on various other reasonable factors, which together form the basis for making judgments about the carrying values of our assets and liabilities. Our actual results may differ from these estimates under different assumptions or conditions. We evaluate our estimates and judgments on an on-going basis. Our significant accounting policies are described in Notes 4 and 5 to our consolidated financial statements. We believe our most critical accounting policies that imply the application of estimates and/or judgments are:

     Allowance for Doubtful Accounts.We determine our allowance for doubtful accounts based on an evaluation of the aging of our receivables portfolio. The amount of the allowance contemplates our historical loss rate on receivables and the economic environment in which we operate. Most of our sales, however, are realized in cash and do not give rise to doubtful accounts.

     Bottles and Cases; Allowance for Bottle Breakage. We classify bottles and cases in accordance with industry practices as fixed assets. Breakage is expensed as incurred, and returnable bottles and cases are not depreciated. We determine depreciation of bottles and cases only for tax purposes.

     We periodically compare the book breakage expense with calculated depreciation expense, estimating a useful life of four years for returnable glass bottles and one year for returnable plastic bottles and four years for returnable cases. These useful lives are determined in accordance with our business experience. Historically, the annual calculated depreciation expense has been similar to the annual book breakage expense. Whenever we decide to discontinue a particular returnable presentation and retire it from the market, we write-off the discontinued presentation through an increase in the breakage expense.

     Property, Plant and Equipment. Property, plant and equipment are depreciated over their useful lives. The estimated useful lives represent the period we expect the assets to remain in service and to generate revenues. We base our estimates on independent appraisals and the experience of our technical personnel.

     We describe the methodology used to restate imported equipment in Note 5(e) to our consolidated financial statements, which includes applying the exchange and inflation rates of the country of origin utilized as permitted by Mexican GAAP. We believe this method more accurately presents the fair value of the assets than restated cost determined by applying inflation factors.

     We valued at fair value all fixed assets acquired in the Panamco transaction, considering their operational condition at the acquisition date and the future cash flows they will generate in accordance with our management’s estimated future use.

     In 2003, after conducting an extensive analysis on the current conditions and expected useful lives of our refrigerator inventories in Mexico, we decided to modify the useful life of refrigerators in our original territories from three to five years. We made this decision based on the quality of our equipment as observed on a regular basis in point of sales locations and the benefit of our maintenance policy. As a result depreciation expense recorded in the 2003 income statement decreased approximately Ps.92 million. The useful life for refrigerators in the new territories acquired from Panamco is five years.

     Valuation of Intangible Assets and Goodwill. As we discuss in Note 5(i) to our consolidated financial statements, beginning in 2003 we applied Bulletin C-8, Activos Intangibles (Intangible Assets), which established that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Additionally, Bulletin C-8 requires identifying all intangible assets to reduce as much as possible the goodwill associated with business combinations. Prior to 2003, the excess of the purchase price over the fair value of the net assets acquired in a business combination was considered to be goodwill. With the adoption of Bulletin C-8, we consider such excess to relate to the rights to produce and distribute Coca-Cola trademark products. We separate intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which we expect to receive the benefits.

     We valued at fair value all of Panamco’s assets and liabilities as of the date of the acquisition and, as required by Bulletin C-8, we conducted an analysis of the excess purchase price over the fair value of the net assets. The analysis resulted in the recognition of an intangible asset with indefinite life in the amount of Ps.33,420 for the right to produce and distribute Coca-Cola trademark products, which will be subject to annual impairment tests, under U.S. GAAP and Mexican GAAP. The fair value of the assets and liabilities was determined based on the following:

•	the fair value of the assets acquired (determined as the value of the fixed assets, the glass returnable bottles and the refrigerators considering (i) their remaining useful lives, (ii) their general operational condition at the acquisition date, (iii) certain operational and strategic decisions implemented when we assumed control of the operations and (iv) compliance with our accounting policies and estimates);
•	labor and other liabilities (severance of personnel and other obligations generated by Panamco’s operations before we assumed control); and
•	cancellation of goodwill (the goodwill previously recorded by Panamco was cancelled).

     For Mexican GAAP purposes, goodwill is the difference between the price paid and the fair value of the shares and/or net assets acquired that was not assigned directly to an intangible asset. Goodwill and assigned intangible assets are recorded in the functional currency of the subsidiary in which the investment was made and is restated by applying the inflation rate of the country of origin and the year-end exchange rate. Goodwill is amortized over a period of not more than 20 years.

     Under U.S. GAAP, SFAS No. 142, “Goodwill and Other Intangible Assets,” effective in 2002, goodwill is no longer subject to amortization, but instead is subject to an initial impairment review and subsequent impairment test. This test is performed annually unless an event occurs or circumstances change by which it becomes more likely than not that a reporting unit will reduce its fair value below its carrying amount, in which case an interim impairment test is performed. Our impairment review indicates that no impairment charge is required as of the beginning of 2004.

     Impairment of Intangible Assets, Goodwill and Long-Lived Assets. We continually review the carrying value of our intangible assets, goodwill and long-lived assets for accuracy. We review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on our projections of anticipated future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

     In December 2001, the Argentine government adopted a series of economic measures, the most important of which consisted of restrictions on cash withdrawals and foreign exchange transactions. Due to the continuing difficult economic situation in Argentina, the uncertainty with respect to the period of recovery, and the instability of the exchange rate, on July 1, 2002, the company performed a valuation of its investment in Coca-Cola FEMSA de Buenos Aires, based on market price value multiples of comparable businesses. The valuation resulted in the recognition of an impairment of Ps.457 million, which was recorded in our 2002 results. Given the present economic situation in Argentina, we believe that the current net asset value of our foreign subsidiary is fairly valued, and although we can give you no assurances, we do not expect to recognize additional impairments in the future in Argentina.

     Our evaluations throughout the year and up to the date of this filing did not lead to any other significant impairment of goodwill or long-lived assets. We can give no assurance that our expectations will not change as a result of new information or developments. Changes in economic or political conditions in all the countries in which we operate or in the industries in which we participate, however, may cause us to change our current assessment.

     Labor Liabilities. Our labor liabilities are comprised of pension plan and seniority premiums. The determination of our obligations and expenses for pension and other post-retirement benefits depends on our selection of certain assumptions used by actuaries in calculating such amounts. We evaluate our assumptions at least annually. Those assumptions are described in Note 15 to our consolidated financial statements and include, the discount rate, expected long-term rate of return on plan assets, rates of increase in compensation costs and certain employee-related factors, such as turnover, retirement age and mortality. The assumptions include the economic risk involved in the countries in which our business operates.

     In accordance with Mexican GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expenses and recorded obligations in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement obligations and our future expense.

     The following table is a summary of the three key assumptions to be used in determining 2004 annual pension expense for Mexico, along with the impact on pension expense of a 1% change in each assumed rate:

Assumption	2004 rate (in real terms)	Impact of 1% change (millions)(1), (2)

Mexican Subsidiaries:
Discount rate	6.0%	+ Ps.(26) - Ps.81
Salary growth rate.	1.5%	+ Ps.24 - Ps.(23)
Long-term asset return.	5.5%	+ Ps.(26) - Ps.81

Foreign Subsidiaries:
Discount rate	4.5%	+ Ps.(31) - Ps.36
Salary growth rate.	1.5%	+ Ps.36 - Ps.(29)
Long-term asset return.	4.5%	+ Ps.(31) - Ps.36

(1)	The impact is not the same for an increase of 1% as for a decrease of 1% because the rates are not linear.
(2)	“+” indicates an increase of 1%; “-” indicates a decrease of 1%.

New Accounting Pronouncements

Mexican GAAP

     Bulletin C-15, Deterioro en el Valor de los Activos de Larga Duración y su Disposición (Impairment of the Value of Long-Lived Assets and their Disposal): In March 2003, the Instituto Mexicano de Contadores Públicos (the Mexican Institute of Certified Public Accountants), which we refer to as the IMCP, issued Bulletin C-15, the application of which is mandatory for financial statements for periods beginning on or after January 1, 2004, although early application is encouraged. Bulletin C-15 establishes, among others, new principles for the calculation and recognition of impairment losses for long-lived assets and their reversal. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the present value of discounted future net cash flows. The accounting principles issued prior to this new bulletin used future net cash flows, without requiring the discounting of such cash flows. We do not anticipate that this new standard will have a significant impact on our financial position or results of operations.

     Bulletin C-12, Instrumentos Financieros con Características de Pasivo, de Capital o de Ambos (Financial Instruments with Characteristics of Debt, Equity or Both): In April 2003, the IMCP issued Bulletin C-12, the application of which is mandatory for financial statements for periods beginning on or after January 1, 2004, although early application is encouraged. Bulletin C-12 establishes the more significant differences between debt and equity, as the basis for the development of the criteria necessary to appropriately identify, classify and record, upon initial recognition, the debt and equity components of compound financial instruments. This new pronouncement is similar to SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” of U.S. GAAP. We do not anticipate that this new standard will have a significant impact on our financial position or results of operations.

U.S. GAAP

     SFAS No 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities” (which we refer to as SFAS No. 149): In April 2003, the FASB issued SFAS No. 149, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other agreements and for hedging activities under SFAS No. 133. The changes in this statement improve financial reporting by requiring that agreements with comparable characteristics be accounted for similarly. The new standard will be effective for agreements entered into or modified after September 30, 2003, except as stated below and for hedging relationships designated after September 30, 2003. In addition, except as stated below, all provisions of this statement should be applied prospectively.

     The provisions of this statement that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to September 15, 2003 should continue to be applied in accordance with their respective effective dates. We do not anticipate that this new standard will have a significant impact on our financial position or results of operations.

     FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (which we refer to as FIN 46): In January 2003, the FASB issued FIN 46. FIN 46 clarified the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for all variable interests held in a variable interest entity created after January 31, 2003. For a variable interest held in a variable interest entity created before February 1, 2003 we would be required to apply the provisions of FIN 46 as of December 31, 2004. We do not currently have any variable interests in a variable interest entity.

Results of Operations

     The following table sets forth our consolidated income statement for the years ended December 31, 2003, 2002 and 2001:

	Year Ended December 31,

	2003(1)(2)	2003(1)		2002		2001

	(millions of U.S. dollars or constant Mexican pesos at December 31, 2003)
Revenues:
Net sales	$3,158.6	Ps	35,486.8	Ps.	18,518.6	Ps.	17,636.5
Other operating revenues	21.6		242.6		148.9		135.1

Total revenues	3,180.2		35,729.4		18,667.5		17,771.6
Cost of sales	1,600.4		17,980.3		8,680.8		8,255.8

Gross profit	1,579.8		17,749.1		9,986.7		9,515.8
Operating expenses:
Administrative	207.7		2,333.9		1,474.8		1,357.7
Selling	774.8		8,704.8		3,844.5		3,993.3

	982.5		11,038.7		5,319.3		5,351.0
Goodwill amortization	–		–		40.6		108.3

Income from operations	597.3		6,710.4		4,626.8		4,056.5
Integral result of financing:
Interest expense	(138.1)		(1,551.4)		(348.4)		(343.4)
Interest income	20.2		227.0		264.0		287.7
Foreign exchange gain (loss), net	(180.5)		(2,027.9)		249.9		10.3
Gain (loss) from monetary position	77.5		870.8		394.8		(84.2)

Total integral result of financing	(220.9)		(2,481.5)		560.3		(129.6)
Other expenses, net	21.2		238.6		614.2		44.2

Income for the year before income taxes, employee profit sharing and change in accounting principles	355.2		3,990.3		4,572.9		3,882.7
Income taxes and employee profit sharing	147.6		1,658.3		1,912.1		1,526.7

Income for the year before change in accounting principles	207.6		2,332.0		2,660.8		2,356.0
Change in accounting principles	–		–		–		30.1

Net income for the year	$207.6	Ps.	2,332.0	Ps.	2,660.8	Ps.	2,325.9

Minority net income	1.8		20.2		–		–
Majority net income	$205.8	Ps.	2,311.8	Ps.	2,660.8	Ps.	2,325.9

(1)	Includes the new territories acquired in the Panamco acquisition from May 2003.
(2)	Translation to U.S. dollar amounts at an exchange rate of Ps.11.235 to U.S.$1.00 solely for the convenience of the reader.
48

Results of Operations by Segment

     The following table sets forth certain financial information for each of our segments for the years ended December 31, 2003, 2002 and 2001. For the years ended December 31, 2002 and 2001, we reported our results of operations in two segments, Mexico and Argentina. See Note 24 to our consolidated financial statements for additional information by segment.

	Year Ended December 31,

	2003		2002		2001

	(millions of Mexican Pesos)
Net Sales
Mexico	Ps.	23,683.2	Ps.	16,774.9	Ps.	15,718.6
Central America(1)		2,182.6		—		—
Colombia		2,319.1		—		—
Venezuela		2,542.2		—		—
Brazil		2,785.8		—		—
Argentina		1,973.9		1,743.7		1,917.9
Total Revenues
Mexico	Ps.	23,935.2	Ps.	16,843.2	Ps.	15,783.8
Central America(1)		2,186.5		—		—
Colombia		2,319.1		—		—
Venezuela		2,544.5		—		—
Brazil		2,796.9		—		—
Argentina		2,076.9		1,824.3		1,987.8
Gross Profit
Mexico	Ps.	12,844.5	Ps.	9,359.2	Ps.	8,636.6
Central America(1)		1,087.9		—		—
Colombia		1,068.1		—		—
Venezuela		1,105.9		—		—
Brazil		1,011.0		—		—
Argentina		767.6		627.5		879.2
Income from Operations
Mexico	Ps.	5,633.6	Ps.	4,597.4	Ps.	3,981.0
Central America(1)		218.4		—		—
Colombia		261.1		—		—
Venezuela		231.5		—		—
Brazil		149.8		—		—
Argentina		215.6		29.4		75.5

(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.

Results of Operations for the Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002.

Consolidated Results of Operations

     Net Sales. Consolidated net sales grew by 91.6% to Ps.35,486.8 in 2003, from Ps.18,518.6 in 2002, as a result of the inclusion of sales from the newly acquired territories for eight months of 2003 as well as increases in sales in our previously existing territories in Mexico and Argentina. Consolidated sales volumes increased to 1,450.5 million unit cases for 2003. Consolidated average unit price per case decreased by 18.1% from Ps.29.86 in 2002 to Ps.24.46 in 2003 due to the inclusion of the newly acquired territories, which had higher sales volumes of less profitable products.

     Other Operating Revenues. Other operating revenues increased by 62.9% to Ps.242.6 million in 2003, from Ps.148.9 million in 2002. Other operating revenues mainly consist of sales to other bottlers pursuant to tolling arrangements in Argentina, revenues from sales of recyclable scrap to bottle suppliers and sales of point of sales materials for the fountain business.

     Cost of Sales. Cost of sales increased to Ps.17,980.3 million in 2003, from Ps.8,680.8 million in 2002, as a result of the inclusion of the newly acquired territories for eight months of 2003. As a percentage of total sales, cost of sales increased 3.8%, reflecting the higher costs of sales in the newly acquired territories mainly due to the different product mix and higher manufacturing costs. We were also affected by the impact of the devaluation of the U.S. dollar against the Mexican peso as applied to our raw materials with prices that are paid in or determined with reference to the U.S. dollar.

     The components of cost of sales include raw materials (principally soft drink concentrate, packaging materials, sweeteners and water), depreciation expenses attributable to our production facilities, wages and other employment expenses associated with the labor force employed at our production facilities and certain overhead expenses. Concentrate prices are determined as a percentage of the retail price of our products net of applicable taxes. See “Item 4. Information on the Company—The Company—Raw Materials.”

     Operating Expenses. Consolidated operating expenses were Ps.11,038.7 million in 2003, as a result of the inclusion of the newly acquired territories for eight months of 2003. As a percentage of total sales, operating expenses increased 2.4%, due to the standardization of marketing practices in the newly acquired territories and the fact that distribution costs in our new territories are higher than in our original territories.

     We incur various expenses related to the distribution of our products. We include these types of costs in the selling expenses line of our income statement. During 2003 and 2002, our distribution costs amounted to Ps.2,803.6 million and Ps.2,099.0 million, respectively. The exclusion of these charges from our cost of sales line may result in the amounts reported as gross profit not being comparable to other companies, which may include all expenses related to their distribution network in cost of sales when computing gross profit (or an equivalent measure).

     Goodwill Amortization. We did not recognize goodwill amortization in 2003. In May of 2003 we considered the excess of the purchase price over the fair value of the net assets acquired in the Panamco acquisition, related to the rights to produce and distribute Coca-Cola trademark products, as intangible assets with an indefinite useful life. These intangible assets with indefinite lives are not amortized, but are periodically subject to an impairment test.

     Income from Operations. Consolidated income from operations after amortization of goodwill grew to Ps.6,710.4 million in 2003, from Ps.4,626.8 million in 2002. Income from operations as a percentage of total revenues decreased 6% in 2003, from 24.8% to 18.8%, mainly as a result of the inclusion of our new territories, which had lower operating margins.

     Integral Result of Financing. The term “integral result of financing” refers to the combined financial effects of net interest expense or interest income, net foreign exchange gains or losses and net gains or losses on monetary position. Net foreign exchange gains or losses represent the impact of changes in foreign exchange rates on assets or liabilities denominated in currencies other than local currencies. A foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred or the beginning of the period, whichever comes first, and the date it is repaid or the end of the period, whichever comes first, as the appreciation of the foreign currency results in an increase in the amount of local currency which must be exchanged to repay the specified amount of the foreign currency liability. The gain or loss on monetary position refers to the impact of local inflation on monetary assets and liabilities.

     In 2003, we reported a loss of Ps.2,481.5 million from integral result of financing, as compared to a gain of Ps.560.3 million in 2002. This loss principally reflects our new financial position after the Panamco acquisition, and the combined effect of:

•	accrued interest expenses related to existing debt and the acquisition financing incurred in connection with the Panamco transaction, which more than offset the interest income generated by our reduced cash balances;
•	a foreign exchange loss generated mainly by the devaluation of the Mexican peso against the U.S. dollar, as applied to our U.S. dollar-denominated debt; and
•	a consolidated monetary gain, as a result of inflation adjustments applied to the consolidated net monetary liability position.

     Other Expenses. Other expenses decreased from Ps.614.2 in 2002 to Ps.238.6 in 2003 mainly as a result of the impairment recorded in 2002 related to the Argentine operations.

     Income Taxes and Employee Profit Sharing. Income taxes and employee profit sharing decreased from Ps.1,912.1 million in 2002 to Ps.1,658.2 million in 2003. The company’s consolidated effective income tax and employee profit sharing rate remained 41.6% in 2003, reflecting the Mexican effective tax rate of 44.0% that is applied to Mexican income before taxes, which comprised the majority of our taxable income during 2003.

     Net Income. Consolidated net income decreased by 12.4% in 2003 to Ps.2,332.1 from Ps.2,660.8. Net income per share was Ps.1.36 (U.S.$1.21 per ADS) in 2003 computed on the basis of 1,704.3 million compounded average shares outstanding during 2003.

Consolidated Results of Operations by Geographic Segment

Mexico

     Net Sales. Net sales in Mexico increased to Ps.23,683.2 million in 2003, from Ps.16,774.9 million in 2002, principally as a result of the inclusion of the newly acquired territories for eight months of 2003. Sales volumes in Mexico grew to 850.1 million unit cases during 2003 from 504.7 million unit cases in 2002. Although most of this growth in sales volumes is a result of the inclusion of the newly acquired territories, volume growth was also driven by:

•	solid performance of our new flavored brands including Fanta multi-flavors, Fresca pink grapefruit and Lift green apple;
•	incremental sales volumes achieved by Ciel still water in a 5.0-liter presentation, particularly in central Mexico; and
•	volume growth from the Coca-Cola brand.

     The effect of these volume increases on our net sales was mitigated by a lower average real price per unit case in Mexico, which decreased to Ps.27.86 in 2003, mainly due to the incorporation of jug water volumes with a much lower cost per unit from the newly acquired territories and to a lesser extent by the increased size of multi-serving presentations.

     Income from Operations. Gross profit totaled Ps.12,844.5 million, reaching a 53.7% margin as a percentage of total revenues in 2003. Higher raw materials prices, the effect of the devaluation of the Mexican peso versus the U.S. dollar on our raw materials with prices payable in or determined with reference to the U.S. dollar, a softer economy and a lower disposable income, amplified by a migration to multi-serving presentations from individual size presentations resulted in declining margins in 2003. During 2003, we eliminated Panamco’s former headquarters in Mexico City and Miami, closed four plants out of 16, consolidated 29 distribution centers out of 142, introduced more than 73,000 new coolers into the market and reconfigured pre-sale and distribution networks by reducing third party selling and distribution. Operating income totaled Ps.5,633.6 million in 2003, reaching a 23.5% margin as a percentage of total revenues.

Central America

     Net Sales. Net sales in Central America were Ps.2,182.6 million for 2003. During this period, our average real price per unit case was Ps.29.93. Sales volumes in Central America in 2003 were driven by:

•	solid performance of the cola category, especially in our territories in Guatemala and Nicaragua; and
•	incremental sales volume in the carbonated soft drinks flavor segment.

Higher volumes from our core brands in returnable presentations as well as volumes sold in non-returnable PET bottles contributed to the results during the year.

     Income from Operations. Gross profit totaled Ps.1,087.9 million in 2003, reaching a 49.8% gross margin as a percentage of total revenues during the same period. Procurement and other cost reduction initiatives offset cost increases of U.S. dollar-denominated packaging costs during the year. We closed one of our two plants in Panama, and consolidated two distribution centers in the region. Operating income totaled Ps.218.4 million, reaching an operating income margin of 9.9% as a percentage of total revenues. We believe our Central American territories will present opportunities for us to develop a more effective returnable packaging base, new product alternatives and improve execution practices. In Guatemala, however, we face a strong competitive environment combined with a higher than normal cost structure.

Colombia

     Net Sales. Net sales in Colombia were Ps.2,319.1 million for 2003. During this period, our average real price per unit case was Ps.20.32. Sales volumes were weak during this period as a result of:

•	low sales of carbonated soft drinks as a result of an increasing competitive landscape of alternative lower price or inexpensive beverage categories such as powders, natural juices and tap water affecting the Colombian carbonated soft drinks industry; and
•	a reduction in the production of water sold in less profitable packages.

     Income from Operations. Gross profit totaled Ps.1,068.1 million, reaching a 46.1% gross margin as a percentage of total revenues during the same period. Lower volumes, higher packaging costs and the impact of the devaluation of the Colombian peso versus the U.S. dollar, applied to U.S. dollar denominated expenses resulted in declining margins. During 2003, we implemented a strong asset consolidation program intended to increase the efficiency of our manufacturing network. We converted 11 manufacturing plants out of 17 into distribution facilities from May 2003 to February 2004 and also consolidated five distribution centers as part of our strategy to face a tough competitive environment. Operating income was Ps.261.1 million, reaching an 11.3% margin as a percentage of total revenues during 2003.

Venezuela

     Net Sales. Net sales in Venezuela were Ps.2,542.2 million for 2003. During this period, our average real price per unit case was Ps.23.08. Sales volumes in Venezuela were adversely affected by:

•	political unrest, stock shortages and a severe economic recession; and
•	a change of consumption habits due to the country’s economic recession.

We were able to mitigate some of this decline by implementing an asset rationalization strategy intended to increase the efficiency of our manufacturing network during the year. Sales volumes improved slightly at the end of 2003 as a result of our packaging and revenue management strategies. Volume growth from the Coca-Cola brand increased and partially offset the volume decline of carbonated soft drink flavors during the year.

     Income from Operations. Gross profit totaled Ps.1,105.9 million in 2003, reaching a 43.4% gross margin as a percentage of total revenues during the same period. Political unrest, combined with a devaluation of the bolivar against the U.S. dollar applied to our raw materials that are payable or are determined with reference to the U.S. dollar, and a severe decline in the economic activity in the country, resulted in a contraction of more than 10% of the country’s gross domestic product, which was only partially offset by price increases during the year. We consolidated our production facilities from nine to six and closed two distribution facilities in 2003. Operating income was Ps.231.5 million, reaching an operating income margin of 9.1% during 2003.

Brazil

     Net Sales. Net sales in Brazil were Ps.2,785.8 million in 2003. During this period, our average real price per unit case was Ps.15.77. In 2003, we undertook an initiative to use in-house pre-sale and to rely less on third party wholesalers in order to have more control over the point of sale and to permit us to implement packaging management strategies. We launched more than ten different SKUs to target different consumption occasions, including Coca-Cola com Limão and Kuat laranja (guaraná flavor with orange). Traditionally in Brazil, most of our consumption came from only two packaging alternatives, cans and 2.0-liter bottles. We are now focusing on a broader array of presentations to spur consumer demand. For example, our new 12-ounce non-returnable glass bottle and our new 200-milliliter returnable glass bottle offer a combination of convenience and affordability for on-premise consumption of Coca-Cola. Our new 2.25-liter and 3.0-liter non-returnable PET presentations for carbonated soft drink flavors and the Coca-Cola brand, respectively, provide packaging alternatives and permit selling strategies between the supermarket and small retailers opening a road to implement our segmentation and revenue management initiatives.

     Income from Operations. Gross profit totaled Ps.1,011.0 million in 2003, reaching a 36.1% margin as a percentage of total revenues. The implementation of new commercialization and point of sale development strategies improved our packaging and product mix during the year. We consolidated one plant out of four during 2003. Operating income was Ps.149.8 million, reaching an operating income margin of 5.4% during 2003.

Argentina

     Net Sales. Net sales in Argentina increased by 13.2% in 2003 to Ps.1,973.9 million from Ps.1,743.8 million in 2002. During 2003, our average real price per unit case increased by 3.4% in 2003 to Ps.15.59 from Ps.15.08, as a result of price increases implemented during the year and a change of mix toward our core brands in returnable presentations and our premium brands, which have the highest average prices per unit.

     Sales volumes in Argentina increased 9.5% to 126.6 million unit cases in 2003, from 115.6 million unit cases in 2002. We believe the principal volume drivers in Argentina in 2003 were our returnable packaging strategy and the economic recovery from the devaluation of the Argentine peso in 2002. We also experienced a product shift from our less profitable value protection brands, Taí and Crush, toward our core brands, Coca-Cola and Fanta, which increased 15.1% and 40.6% in terms of sales volumes, respectively, and for the first time, more sales from premium brands than from value protection brands, fostered by a 10.9% volume increase of the Coca-Cola light brand and the successful introduction of Fanta light during the year.

     Income from Operations. Gross profit totaled Ps.767.6 million during 2003, reaching a gross margin of 37%, an improvement of 2.6% as compared to 2002. This improvement was mainly driven by (i) higher sales volume, (ii) higher average prices per unit case, and (iii) an appreciation of the Argentine peso versus the U.S. dollar applied to U.S. dollar-denominated raw materials and expenses. In Argentina, operating expenses as a percentage of total revenues decreased 4.4% from 31% in 2002 to 26.6% in 2003, mainly as a result of the appreciation of the Argentina peso versus the U.S. dollar applied to expenses payable in or determined with reference to the U.S. dollar and strict cost control measures. Operating income during 2003 in our Argentine territories reached Ps.215.6 million and operating margin rose from 2.9% during 2002 to 10.4% in 2003.

Results of Operations for the Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001.

Consolidated Results of Operations

     Net Sales. Consolidated net sales grew by 5% in 2002, principally reflecting growth in Mexico, which more than offset a decrease in net sales in Argentina.

     Other Operating Revenues. Other operating revenues increased by 10.2% in 2002, to Ps.148.9 million. The increase primarily reflects revenues obtained from toll production agreements in Argentina with neighboring Coca-Cola bottlers, whereby we produce beverages for sales in their territories.

     Cost of Sales. The components of cost of sales include raw materials (principally sweeteners, soft drink concentrate, packaging materials and water), depreciation expenses attributable to our production facilities, wages and other employment expenses associated with the labor force employed at our production facilities and certain overhead expenses. Concentrate prices, which are payable in local currency, are determined as a percentage of the retail price of our products net of applicable taxes. See “Item 4. Information on the Company—The Company—Raw Materials.” As a percentage of total revenues, cost of sales remained unchanged during 2002 as compared to 2001 at 46.5%.

     Operating Expenses. Consolidated operating expenses decreased by 0.6% in 2002 as compared to 2001 and by 1.6% compared as a percent of total revenues (to 28.5% from 30.1%). The decrease, in absolute terms, resulted from a 3.7% decline in selling expenses, which offset an 8.6% increase in administrative expenses. The increase in administrative expenses was due in part to increases in payroll taxes in Mexico following new legislation adopted at the beginning of the year.

     We incur various expenses related to the distribution of our products. We include these types of costs in the selling expenses line of our income statement. During 2002 and 2001, our distribution costs amounted to Ps.2,099.0 million and Ps.2,236.4 million, respectively. The exclusion of these charges from our cost of sales line may result in the amounts reported as gross profit not being comparable to other companies that may include all expenses related to their distribution network in cost of sales when computing gross profit (or an equivalent measure).

     Goodwill Amortization. Goodwill amortization for 2002 was Ps.40.7 million, compared to Ps.108.3 million for 2001. Due to the uncertainty and instability of the economic environment in Argentina, during the third quarter of 2002, we wrote down Ps.457.2 million of the goodwill generated by the acquisition of our territories in Argentina. This non-cash impairment charge was recorded under “other expense, net,” in our consolidated income statement. Under Mexican GAAP, the remaining value of goodwill will continue to be amortized in the income statement.

     Income from Operations. Consolidated income from operations after amortization of goodwill grew by 14.1% to Ps.4,626.8 million in 2002. Operating income as a percentage of total revenues increased by 2% in 2002, from 24.8% to 22.8%. This increase primarily reflects a decrease in operating expenses, a 2.9% increase in the average price per unit case, a slight reduction in cost of sales per unit case and lower goodwill amortization expenses because of a non-cash impairment charge to goodwill relating to our operations in Argentina in July 2002.

     Integral Result of Financing. The term “integral result of financing” refers to the combined financial effects of net interest expense or interest income, net foreign exchange gains or losses and net gains or losses on monetary position. Net foreign exchange gains or losses represent the impact of changes in foreign exchange rates on assets or liabilities denominated in currencies other than local currency. A foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred or the beginning of the period, whichever comes first, and the date it is repaid or the end of the period, whichever comes first, as the appreciation of the foreign currency results in an increase in the amount of local currency which must be exchanged to repay the specified amount of the foreign currency liability. The gain or loss on monetary position refers to the impact of inflation on monetary assets and liabilities.

     In 2002, we reported income of Ps.560.3 million from integral result of financing, as compared to a loss of Ps.129.6 million in 2001. This improvement principally reflects:

•	a net foreign exchange gain of Ps.250.0 million in 2002, as compared to a loss of Ps.10.3 million in 2001. In 2002, both the Mexican peso and the Argentine peso depreciated in value against the U.S. dollar, which produced a net foreign exchange gain as our U.S. dollar-denominated cash positions in Mexico and Argentina exceeded our U.S. dollar-denominated liabilities. In 2001, the Mexican peso appreciated in value against the U.S. dollar.
•	a gain on monetary position of Ps.394.8 million in 2002, as compared to a loss on monetary position of Ps.84.2 million in 2001. This improvement primarily reflects the effect of inflation on our net monetary liability position in Argentina. Argentina experienced significant inflation in 2002 as opposed to deflation in 2001, resulting in a monetary gain on our Argentine peso liabilities in 2002 and a loss in 2001.

     These factors more than offset an increase in net interest expenses of Ps.28.7 million, which reflects primarily a slight increase in interest expenses generated by the devaluation of the Mexican peso against the U.S. dollar and a decrease in interest income generated by a reduction in interest rates as applied to our cash balances.

     Until June 30, 2002, we calculated foreign exchange losses or gains on the U.S. dollar liabilities incurred in connection with the acquisition of our Argentine territories, only with respect to the un-hedged portion of such liabilities. According to Mexican GAAP, the investment in our Argentine territories was designated as a hedge to the indebtedness incurred. As of June 30, 2002, the dollar-denominated outstanding liabilities relating to the acquisition of our Argentine territories amounted to U.S.$300 million and the net investment in our Argentine territories was U.S.$118.1 million, resulting in un-hedged liabilities of U.S.$181.5 million. Since July 2002, we discontinued using our investment in our Argentine territories as a hedge. We determined that our current operations in Argentina do not represent a natural hedge of these liabilities given the current volatility of the exchange rate between the Argentine peso and the U.S. dollar and the elimination of the one-to-one parity between those currencies. The Audit Committee of our board of directors approved this determination.

     Other Expenses. Other expenses increased significantly from Ps.44.1 million in 2001 to Ps.614.2 million in 2002, mainly as a result of the Ps.457.2 million impairment recognized during the third-quarter of 2002 in connection with the goodwill generated by the acquisition of our Argentine operations and severance payments in connection with the restructuring of certain of our operations in Mexico and Argentina.

     Income Taxes and Employee Profit Sharing. Income taxes and employee profit sharing increased from Ps.1,526.7 million in 2001 to Ps.1,912.1 million in 2002. The company’s consolidated effective income tax and employee profit sharing rate increased from 39.3% in 2001 to 41.8% in 2002. In 2002, our effective tax rate increased because the impairment charge mentioned above is non-deductible for tax purposes. Excluding that charge, our effective tax rate in 2002 would have been 38.3%.

     Net Income. Consolidated net income increased by 14.4% to Ps.2,660.8 in 2002, resulting in earnings per share of Ps.1.87 (U.S.$ 0.17 per ADS).

Consolidated Results Operations by Geographic Segment

Mexico

     Net Sales. Net sales grew by 6.7% in Mexico. During 2002, our average real price per unit case increased by 1.1%, mainly due to price increases implemented in central Mexico during February 2002. Sales volumes in Mexico grew by 5.6% to 504.7 million unit cases during 2002 and represented 81.3% of our consolidated sales volume. During 2002, as compared to 2001, sales volume in Mexico:

•	in colas, increased 0.8%, to 362.2 million unit cases;
•	in flavored soft drinks, increased 12.9%, to 110.9 million unit cases; and
•	in Ciel, still and mineral water, increased 27.4%, to 23.9 million unit cases.
55

     The following chart sets forth sales volumes and average unit price per case for 2002, as well as percent growth over 2001 in Mexico:

	Excluding Kin light (1)		Including Kin light (1)
	Total	% Growth	Total	% Growth

Sales volumes(2)	498.4	4.3	504.7	5.6
Avg. unit price	Ps. 33.66	2.3	Ps. 33.24	1.1

(1)	We distributed our Kin light powdered beverage brand on a complimentary basis during the year in order to better examine this category’s potential and evaluate consumption patterns and price strategies.
(2)	Millions of unit cases.

     We believe that the principal volume drivers in Mexico in 2002 were:

•	strong performance of Mundet beverages and still water, featuring the new 5-liter jug of Ciel;
•	continued expansion in the flavor and “new categories” segments with the introduction of new products, such as Beat, Mickey Aventuras, Kin light and Nestea; and
•	modest volume growth in the core cola portfolio.

     Income from Operations. Gross profit totaled Ps.9,359.2 million, reaching a gross margin of 55.6% in 2002 compared to a margin of 54.7% in 2001 due to a greater absorption of fixed costs driven by sales volume growth. Operating expenses decreased slightly as a percentage of total revenues by 120 basis points to 28.2%. This reflects primarily a decrease of 1.3 percentage points in selling expenses as a percentage of total revenues. Administrative expenses remained unchanged as a percentage of total revenues. Income from operations during 2002 reached Ps.4,597.4 million with an operating margin of 27.3%, an increase of 25.2% from 2001.

Argentina

     Net Sales. Net sales in Argentina decreased by 9.1% in 2002, despite an 11% decline in sales volume. In Argentina, our average real price per unit case increased by 2.1% in 2002, as a result of a 67% weighted average price increase implemented during the year that offset the effect of inflation and a change in mix to returnable packages which generate a lower price per unit. The 11% decline in sales volumes reflects continued economic uncertainty in Argentina.

     We responded to the challenges presented by the Argentine market in 2002 with the objective of defending the equity of our brands, regaining market presence from “B” brands, extracting positive cash flow and reducing our cost structure. As the year progressed, our commercial strategies yielded a more favorable outcome, closing the year with volume growth of 3% in the fourth quarter of 2002. Our principal commercial strategy was shifting the mix towards returnable packages, which increased from 5.8% of the mix in 2001 to 12.4% in 2002. The shift was led by the 1.25-liter glass returnable presentation of Coca-Cola, Fanta and Sprite, which was introduced in the second quarter of 2002 and represented 16.6% of our sales volume in Argentina during the fourth quarter of 2002.

     Income from Operations. Gross profit totaled Ps.627.6 million, reaching a gross margin of 34.4% in 2002 compared to a margin of 44.2% in 2001. Cost of sales as a percentage of total revenues during 2002 increased 9.8 percentage points to 65.6%. These results are due to lower absorption of fixed costs driven by volume decline, higher prices for raw materials, particularly those with prices quoted in U.S. dollars, and higher depreciation resulting from the restatement to year-end values of foreign currency denominated assets following the significant devaluation of the Argentine peso. Selling expenses decreased by 25.9%, a reduction of 5.8 percentage points as a percentage of total revenues resulting from lower marketing expenses and headcount reduction combined with adjustments in salaries. Administrative expenses in Argentina increased by 17.2% as a result of higher depreciation resulting mostly from the restatement to year-end values of the leases of our computer equipment recorded in foreign currencies, following the significant devaluation of the Argentine peso. Income from operations during 2002 reached Ps.29.4 million with an operating margin of 1.6%, a decline of 2.2 percentage points as compared to 2001, as a result of an 11% decline in sales volume combined with higher administrative expenses.

Liquidity and Capital Resources

     Liquidity. The principal source of our liquidity is cash generated from operations. A significant majority of our sales are on a cash basis with the remainder on a short-term credit basis. We have traditionally been able to rely on cash generated from operations to fund our working capital requirements and our capital expenditures. Our working capital benefits from the fact that we make our sales on a cash basis, while we generally pay our suppliers on credit. In addition to cash generated from operations, we have used new borrowings to fund acquisitions of new territories. We have relied on a combination of borrowings from Mexican and international banks, borrowings in the international capital markets and, more recently, borrowings in the Mexican capital markets.

     As a result of the Panamco acquisition, our total indebtedness was Ps.29,004 million as of December 31, 2003, as compared to Ps.3,306 million as of December 31, 2002. Cash and cash equivalents were Ps.2,783 million as of December 31, 2003, as compared to Ps.6,429 million as of December 31, 2002. Approximately U.S.$43 million of cash is subject to restrictions as a result of certain collateral arrangements we have entered into on behalf of our subsidiaries with respect to existing indebtedness.

     As part of our financing policy, we expect to continue to finance our liquidity needs from cash from operations. Nonetheless in the future we may be required to finance our working capital and capital expenditure needs with short-term or other borrowings. As a result of regulations in certain countries in which we operate, it may not be beneficial or, as in the case of exchange controls in Venezuela, practicable for us to remit cash generated in local operations to fund cash requirements in other countries. In the event that cash from operations in these countries is not sufficient to fund future working capital requirements and capital expenditures we may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. As of December 31, 2003, we had U.S. dollar-denominated, uncommitted approved lines of credit totaling approximately Ps.2,944 million, of which Ps.2,039 million was available as of such date. In December 2003, we finalized a loan agreement with The Coca-Cola Company that permits us to borrow, upon the satisfaction of certain conditions, U.S.$250 million prior to December 20, 2006 for funding working capital needs and for other general corporate purposes at any time when such funding is not otherwise available under our existing lines of credit.

     We continuously evaluate opportunities to pursue acquisitions or engage in joint venture or other transactions. We would expect to finance any significant future transactions with a combination of cash from operations, long-term indebtedness and capital stock of our company.

     Sources and Uses of Cash. The following table summarizes the sources and uses of cash for the three years ended December 31, 2003:

	Principal Sources and Uses of Cash Year ended December 31,
	(millions of constant Mexican pesos at December 31, 2003)
	2003	2003	2002	2001
Net resources generated by operations	$ 223.9	Ps. 2,516.0	Ps. 4,005.0	Ps. 3,520.1
Net resources used in investing activities(1)(2)	(2,809.0)	(31,558.8)	(1,409.7)	(865.3)
Net resources obtained from (used in) financing activities(2)	2,260.5	25,396.6	(272.3)	474.6
Dividends declared and paid.	—	—	(608.3)	(331.5)

(1)	Includes property, plant and equipment plus deferred charges and investment in shares.
(2)	The increase in 2003 reflects the acquisition of Panamco and the corresponding financing.

Contractual Obligations

     The table below sets forth our contractual obligations as of December 31, 2003:

	As of December 31, 2003 (amounts in millions of Mexican pesos)
Contractual Obligations	Maturity less than 1 year	Maturity 1-3 years	Maturity 4-5 years	Maturity in excess of 5 years	Total
Long-Term Debt Obligations	1,238.2	12,623.3	8,430.4	4,932.8	27,224.7
Capital Lease Obligations	7.6	15.1	9.4	—	32.1
Operating Lease Obligations	173.3	313.6	290.4	272.9	1,050.2

Total	1,419.1	12,952.0	8,730.2	5,205.7	28,307.0

Debt Structure

     On December 31, 2003, we had cash and cash equivalents of Ps.2,783.2 million (U.S.$247.7 million), total short term debt of Ps.2,963 million (U.S.$263.7 million) and long term debt of Ps.26,041.3 million (U.S.$2,317.8 million). The following chart sets forth the current debt breakdown of the company and its subsidiaries by currency and interest rate type as of December 31, 2003:

Currency	% Total Debt	% Interest Rate Floating	Average Rate(1)
U.S. dollars	42%	5%	5.90%
Mexican Pesos	56%	56%	7.41%
Colombian Pesos	2%	100%	10.34%

(1)	Annualized average interest rate per currency as of December 31, 2003.

Summary of Significant Debt Instruments

     The following is a brief summary of our significant long-term indebtedness with restrictive covenants outstanding as of December 31, 2003:

     9.40% Senior Unsecured Notes Due 2004. On August 26, 1994, we entered into a note purchase agreement pursuant to which we issued 9.40% Senior Unsecured Notes due 2004 in the amount of U.S.$100 million. The note purchase agreement imposes certain conditions on a consolidation or merger by us and restrictions on liens, sale and leaseback transactions, assets sales and subsidiary indebtedness. We are also required to maintain a ratio of consolidated net borrowings to consolidated net worth and a minimum level of net worth. In addition, upon a change of control, which is defined as the failure of The Coca-Cola Company to hold at least 25% of our capital stock with voting rights, we are required to make an offer to prepay the notes at their face value.

     8.95% Notes Due 2006. On October 28, 1996, we entered into an indenture pursuant to which we issued 8.95% Notes due 2006 in the amount of U.S.$200 million. The indenture imposes certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and sale and leaseback transactions. In addition, upon a change of control, which is defined as the failure of The Coca-Cola Company to hold at least 25% of our capital stock with voting rights, we are required to make an offer to repurchase the notes at their face value.

     7.25% Notes Due 2009. On July 11, 1997, our subsidiary Panamco issued 7.25% Senior Notes Due 2009, of which U.S.$290 million remain outstanding as of December 31, 2003. We guaranteed these notes on October 15, 2003. The indenture imposes certain conditions upon a consolidation or merger by us or Panamco and restricts the incurrence of liens and sale and leaseback transactions by Panamco.

     Term Loans. On April 23, 2003, we entered into a Term Loan Agreement pursuant to which we borrowed:

•	Ps.2,741.3 million with a five-year maturity that amortizes in semi-annual installments beginning in 30 months from the borrowing date;

•	U.S.$298.5 with a three-year maturity; and

•	U.S.$208.5 million with a five-year maturity.

The Term Loan Agreement contains restrictions on liens, fundamental changes such as mergers and certain asset sales and our ability to incur restrictions on the ability of our subsidiaries to pay dividends and subsidiary indebtedness. In addition, we are required to maintain a minimum interest expense coverage ratio and comply with a maximum leverage ratio. Finally, there is an event of default upon a change of control, which is defined as the failure of The Coca-Cola Company to hold at least 25% of our capital stock with voting rights.

     Certificados Bursátiles. During 2003, we established a program for and issued the following certificados bursátiles in the Mexican capital markets:

Issue Date	Maturity	Amount	Rate

2003	2005	Ps. 2,750 million	28 day TIIE + 55 bps
2003	2007	Ps. 2,000 million	28 day TIIE + 55 bps
2003	2008	Ps. 1,250 million	182 day CETE + 120 bps
2003	2008	Ps. 2,500 million	91 day CETE + 115 bps
2003	2009	Ps. 500 million	9.90% Fixed
2003	2010	Ps. 1,000 million	10.4% Fixed

(1)	TIIE means the Tasa de Interés Interbancaria de Equilibrio (the Equilibrium Interbank Interest Rate).
(2)	CETE means the Certificados de Tesorería del Gobierno Federal (the Federal Government Treasury Certificates).

The certificados bursátiles contain restrictions on the incurrence of liens and accelerate upon the occurrence of an event of default, including a change of control, which is defined as the failure of The Coca-Cola Company to hold at least 25% of our capital stock with voting rights.

     We believe we are currently in compliance with all of our restrictive covenants, although a significant and prolonged deterioration in our consolidated results of operations could cause us to cease to be in compliance under certain indebtedness. We can provide no assurances that we will be able to incur indebtedness in the future or to refinance existing indebtedness on similar terms.

Off-balance SheetArrangements

     We do not have any off-balance sheet arrangements.

Contingencies

     We have various loss contingencies, for which reserves have been recorded in those cases where we believe the results of an unfavorable resolution is probable. See “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Most of these loss contingencies have been recorded as reserves against intangibles. Any amounts required to be paid in connection with these loss contingencies would be required to be paid from available cash.

Capital Expenditures

     The following table sets forth our capital expenditures (before sales of property, plant and equipment) for the periods indicated on a consolidated and by segment basis:

Consolidated Capital Expenditures

	Year ended December 31,
	2003	2002	2001
Total	(millions of constant Mexican pesos at December 31, 2003)
Plants and distribution	Ps. 1,205.2	Ps. 596.6	Ps. 589.8
Bottles	349.7	292.5	181.1
Deferred charges and other investments	355.5	520.6	229.0

Total	Ps. 1,910.4	Ps. 1,409.7	Ps. 999.9

Capital Expenditures by Segment

	Year Ended December 31,
	2003	2002	2001
	(millions of constant Mexican pesos atDecember 31, 2003)
Mexico	Ps. 1,431.2	Ps. 1,328.3	Ps. 966.6
Central America	162.9	—	—
Colombia	1.0	—	—
Venezuela	44.7	—	—
Brazil	165.6	—	—
Argentina	105.0	81.4	33.3

Total	Ps. 1,910.4	Ps. 1,409.7	Ps. 999.9

     Our capital expenditures in 2003 focused on integration of our new territories, placing refrigeration equipment with retailers and investments in returnable bottles and cases, increasing plant operating efficiencies, improving the efficiency of our distribution infrastructure and advancing information technology. Through these measures, we strive to improve our profit margins and overall profitability.

     In connection with the continued integration of our new territories, we estimated that our capital expenditures in 2004 would be approximately of Ps.3,300 million. Our capital expenditures in 2004 are primarily intended for:

•	investments in returnable bottles and cases;

•	market investments (primarily for the placement of refrigeration equipment); and

•	integration of operations within our new territories, such as expenditures required to standardize our information systems, replace older distribution vehicles and overhaul plant facilities and distribution centers, and improve our manufacturing facilities.

     We estimate that a majority of our projected capital expenditures for 2004 will be spent in our Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2004. Our capital expenditure plan for 2004 may change based on market and other conditions and our results of operations and financial resources. Our ability to incur new indebtedness is limited. See “—Liquidity and Capital Resources—Liquidity” and “—Contractual Obligations.” We also expect to incur other cash costs in connection with the integration of our new territories in order to reduce our overall costs in the future. We also expect to finance these costs with cash from operations.

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

     We continuously evaluate opportunities to pursue acquisitions or engage in joint ventures or other transactions. The consummation of any of these opportunities may require us to make significant investments or capital expenditures.

Hedging Activities

     Our business activities require the holding or issuing of derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

     The following table provides a summary of the fair value of derivative instruments as of December 31, 2003. The fair market value is obtained mainly from external sources, which are our counterparties to the contracts.

	Fair Value At December 31, 2003 (millions of constant Mexican pesos)
	Maturity less than 1 year	Maturity 1 - 3 years	Maturity 4 - 5 years	Maturity in excess of 5 years	Total fair value
Prices quoted by external sources	(71.0)	(29.0)	(71.2)	—	(171.2)

U.S. GAAP Reconciliation

     The principal differences between Mexican GAAP and U.S. GAAP that affect our net income and stockholders’ equity relate to the accounting for:

•	deferred income taxes and deferred employee profit sharing;

•	deferred promotional expenses;

•	restatement of imported machinery and equipment;

•	goodwill amortization;

•	financial instruments; and

•	capitalization of interest expense.

     A more detailed description of the differences between Mexican GAAP and U.S. GAAP as they relate to us and a reconciliation of net majority income and majority shareholders’ equity under Mexican GAAP to net income and shareholders’ equity under U.S. GAAP is contained in Notes 25 and 26 to our consolidated financial statements.

     Pursuant to Mexican GAAP, our consolidated financial statements recognize certain effects of inflation in accordance with Bulletins B-10 and B-12. These effects were not reversed in the reconciliation to U.S. GAAP.

     Under U.S. GAAP, we had net income of Ps.2,298.4 million in 2003, Ps.2,624.4 million in 2002 and Ps.2,392.1 million in 2001. Net income as reconciled to U.S. GAAP was lower than net income as reported under Mexican GAAP by Ps.13.4 million in 2003, lower by Ps.36.4 million in 2002 and higher by Ps.66.2 million in 2001.

     Shareholders’ equity under U.S. GAAP was Ps.22,048.9 million in 2003, Ps.9,294.4 million in 2002 and Ps.8,208.5 million in 2001. Compared to Mexican GAAP, shareholders’ equity under U.S. GAAP was Ps.604.2 million lower in 2003, Ps.373.7 million lower in 2002 and Ps.45.3 million higher in 2001.

Item 6. Directors, Senior Management and Employees

Directors

     Management of our business is vested in our board of directors. Our bylaws provide that our board of directors will consist of at least eighteen directors elected at the annual ordinary shareholders’ meeting for renewable terms of one year. Our board of directors currently consists of 18 directors and 18 alternate directors. The directors are elected as follows: 11 directors and their respective alternate directors are elected by holders of the Series A Shares voting as a class; four directors and their respective alternate directors are elected by holders of the Series D Shares voting as a class; and three directors and their respective alternate director are elected by holders of the Series L Shares voting as a class. A director may only be elected by a majority of shareholders of the appropriate series, voting as a class, represented at the meeting of shareholders.

     In addition, holders of any series of our shares that do not vote in favor of the directors elected, either individually or acting together with other dissenting shareholders of any series, are entitled to elect one additional director and the corresponding alternate director for each 10% of our outstanding capital stock held by such individual or group. Any directors and alternate directors elected by dissenting shareholders will be in addition to those elected by the majority of the holders of Series A Shares, Series D Shares and Series L Shares.

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

     See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for information on relationships with certain directors and senior management.

     As of March 15, 2004, our board of directors had the following members (including alternate directors):

Series A Directors
José Antonio Fernández Carbajal(1)	Born:	February 1954
Director	First elected:	1993
	Term expires:	2005
	Principal occupation:	Chief Executive Officer, FEMSA
	Other directorships:	Chairman of the board of FEMSA, Vice-Chairman of the board of Instituto Tecnológico de Estudios Superiores de Monterrey, which we refer to as ITESM, Member of the boards of directors of Grupo Financiero BBVA Bancomer, S.A. de C.V., which we refer to as Grupo Financiero BBVA Bancomer, and Grupo Industrial Bimbo, S.A. de C.V., which we refer to as Grupo Industrial Bimbo.

Series A Directors
	Business experience:	Held directorships at FEMSA Cerveza’s Commercial Division and Oxxo Retail Chain. Has experience in the strategic planning department of FEMSA and has been involved in many managerial and operational aspects of FEMSA’s businesses.
	Education:	Holds a degree in Industrial Engineering and an MBA from ITESM.
	Alternate director:	Alfredo Livas Cantú

Alfonso Garza Garza(2)	Born:	July 1962
Director	First elected:	1996
	Term expires:	2005
	Principal occupation:	General Director, FEMSA Empaques
	Other directorships:	Alternate director of FEMSA and member of the boards of directors of the Hospital San José, CAINTRA N.L., COMCE Noreste, Premio Eugenio Garza Sada and CONACEX Noreste.
	Business experience:	Has experience in several FEMSA business units and departments, including Domestic Sales, International Sales, Procurement and Marketing, mainly in Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., FEMSA’s Packaging Division, and was General Director of Grafo Regia, S.A. de C.V.
	Education:	Holds a degree in Industrial Engineering from the ITESM and an MBA from Instituto Panamericano de Alta Dirección de Empresa, which we refer to as IPADE.
	Alternate director:	Mariana Garza Gonda

José Luis Cutrale	Born:	September 1946
Director	First elected:	2004
	Term expires:	2005
	Principal occupation:	General Director of Sucocitrico Cutrale Ltda.
	Other directorships:	Member of the boards of directors of Cutrale North America, Inc., Cutrale Citrus Juice, Inc. and Citrus Products, Inc.

Series A Directors
	Business experience:	Founding partner of Sucocitrico Cutrale Ltda. and member of ABECITRUS (the Brazilian Association of Citrus Exporters) and CDES (the Brazilian Government’s Counsel for Economic and Social Development).
	Alternate director:	José Luis Cutrale, Jr.

Carlos Salazar Lomelín	Born:	April 1951
Director	First elected:	2001
	Term expires:	2005
	Principal occupation:	Chief Executive Officer, Coca-Cola FEMSA
	Other directorships:	Member of the boards of review of Grupo Financiero BBVA Bancomer, Afore and Seguros BBVA Bancomer, Operadora Merco, S.A. de C.V., Cintermex & Apex and Premio Eugenio Garza Sada. Held general directorships in several business units of FEMSA, including Grafo Regia, Plásticos Técnicos Mexicanos, FEMSA Cerveza Export, Commercial Planning in Grupo Visa
	Business experience:	Served as Chief Executive Officer of FEMSA Cerveza.
	Education:	Holds a degree in Economics from ITESM, a graduate degree in Economic Development in Italy from the Instituto di Studio per lo Suiluppo and Cassa di Risparino delle Provincie Lambarda and an MBA from ITESM.
	Alternate director:	Ricardo González Sada

Ricardo Guajardo Touché	Born:	May 1948
Director	First elected:	1993
	Term expires:	2005
	Principal occupation:	Chairman of the board, Grupo Financiero BBVA Bancomer.
	Other directorships:	Member of the boards of directors of El Puerto de Liverpool, S. A. de C.V., Transportación Marítima Mexicana, S.A. de C.V., Grupo Industrial Alfa, S.A. de C.V., Grupo Aeroportuario del Sureste, S.A. de C.V. and ITESM. Executive directorships in the financial divisions of Grupo AXA and Grupo VAMSA.

Series A Directors
	Business experience:	Has experience in various positions in Grupo Visa.
	Education:	Holds degrees in Electrical Engineering from ITESM and the University of Wisconsin and a Masters Degree from the University of California at Berkeley.
	Alternate director:	Max Michel Suberville

Alfredo Martínez Urdal	Born:	September 1931
Director	First elected:	1993
	Term expires:	2005
	Principal occupation:	Deputy Chief Executive Officer, FEMSA
	Other directorships:	Member of the boards of directors of BBVA Bancomer S.A. and Grupo Financiero BBVA Bancomer.
	Business experience:	Served as Chief Executive Officer of our company and as Chief Executive Officer of FEMSA Cerveza.
	Education:	Holds a degree in Economics from the Western Reserve University, a degree in Law from Universidad Nacional Autónoma de México, which we refer to as UNAM, and a graduate degree from Harvard Business School.
	Alternate director:	Bárbara Garza Gonda

Federico Reyes Garcia	Born:	September 1945
Director	First elected:	1993
	Term expires:	2005
	Principal occupation:	Executive Vice President, Planning and Finance of FEMSA
	Other directorships:	Vice Chairman of the Board of Directors of Seguros Monterrey New York Life, Chairman of the Board of Review of Fianzas Monterrey. Served as the Director of Corporate Development of FEMSA, Director of Corporate Staff at Grupo AXA, a major manufacturer of electrical equipment, and Chief Executive Officer of Seguros Monterrey and Fianzas Monterrey.
	Business experience:	Has extensive experience in the insurance sector.
	Education:	Holds a degree in Business and Finance from ITESM.
	Alternate director:	Alejandro Bailleres Gual

Eduardo Padilla Silva	Born:	January 1955

Series A Directors
Director	First elected:	1997
	Term expires:	2005
	Principal occupation:	Chief Executive Officer, FEMSA Comercio
	Other directorships:	Member of the boards of directors of Club Industrial, Casino de Monterrey and the Asociacion Nacional de Tiendas de Conveniencia y Departamentales.
	Business experience:	Held a variety of positions at Grupo Alfa and served as FEMSA’s Chief Executive Officer of the Trade Division, Director of FEMSA’s Planning and Control and Chief Executive Officer of Terza, S.A. de C.V.
	Education:	Holds a degree in Mechanical Engineering from ITESM and an MBA from Cornell University.
	Alternate director:	Francisco José Calderón Rojas

Armando Garza Sada(2)	Born:	June 1957
Director	First elected:	1998
	Term expires:	2005
	Principal occupation:	Chief Executive Officer, Versax, S.A. de C.V.
	Other directorships:	Member of the boards of directors of Alfa, Bain & Company Mexico, Especialidades Cerveceras, S.A. de C.V., Gigante, Lamosa, Liverpool, MVS and ITESM.
	Business experience:	Served as President of Sigma, the food division of Alfa, and has held other executive positions in Alfa including Vice President of Corporate Planning and President of Polioles (a petrochemical joint venture with BASF).
	Education:	Holds a degree in Management from the Massachusetts Institute of Technology and an MBA from the Stanford Graduate School of Business.
	Alternate director:	Franciso Garza Zambrano

Daniel Servitje Montul	Born:	April 1959
Director	First elected:	1998
	Term expires:	2005
	Principal occupation:	Chief Executive Officer, Grupo Industrial Bimbo

Series A Directors
	Other directorships:	Member of the boards of directors of Banco Nacional de Mexico, Grupo Bimbo, S.A. de C.V. and Transforma Mexico.
	Business experience:	Served as Vice President of Grupo Bimbo, S.A. de C.V.
	Education:	Holds a degree in Business from the Universidad Iberoamericana in Mexico and an MBA from the Stanford Graduate School of Business.
	Alternate director:	Guillermo Chávez Eckstein

Enrique Senior	Born:	August 1943
Director	First elected:	2004
	Term expires:	2005
	Principal occupation:	Investment Banker, Allen & Company LLC
	Other directorship:	Member of the boards of Televisa and Premier Retail Networks.
	Business experience:	Among other clients, has provided financial advisory services to FEMSA and Coca-Cola FEMSA.
	Alternate director:	Herbert Allen III

Series D Directors

Gary Fayard	Born:	April 1952
Director	First elected:	2003
	Term expires:	2005
	Principal occupation:	Chief Financial Officer, The Coca-Cola Company
	Other directorships:	Member of the boards of directors of Coca Cola Enterprises and Coca Cola Sabco.
	Business experience:	Senior Vice-President of The Coca-Cola Company and former Partner of Ernst & Young LLP.
	Education:	Holds a CPA from the University of Alabama
	Alternate director:	David Taggart

Steven J. Heyer	Born:	June 1952
Director	First elected:	2002
	Term expires:	2005
	Principal occupation:	President and Chief Operating Officer of The Coca-Cola Company.
		Oversees The Coca-Cola Company’s operating units in Latin America.

Series D Directors

	Business experience:	Served as President and Chief Operating Officer of Coca-Cola Ventures and Turner Broadcasting System, President and Chief Operating Officer of Young and Rubicam Advertising Worldwide and Senior Vice President and Managing Partner at Booz Allen & Hamilton.
	Alternate director:	Patricia Powell

Charles H. McTier	Born:	January 1939
Director	First elected:	1998
	Term expires:	2005
	Principal occupation:	President, Robert W. Woodruff Foundation, Inc.
	Other directorships:	Member of the boards of directors of the SunTrust Bank of Georgia.
	Business experience:	President of Joseph B. Whitehead Foundation, Inc., The Lettie Pate Evans Foundation, Inc., Lettie Pate Whitehead Foundation, Inc.
	Education:	Holds a degree in Business Administration from Emory University.
	Alternate director:	Dan Palumbo

Eva Garza Gonda de Fernández(3) Director	Born:	April 1958
	First elected:	2002
	Term expires:	2005
	Principal occupation:	President, Alternativas Pacífícas, A.C.
	Other directorships:	Alternate director of FEMSA.
	Business experience:	Advisor to ITESM.
	Education:	Holds a degree in Communication Science from ITESM.
	Alternate director:	Deval L. Patrick

Series L Directors

Alexis E. Rovzar de la Torre	Born:	July 1951
Director	First elected:	1993
	Term expires:	2005
	Principal occupation:	Executive Partner, White & Case, S.C.
	Other directorships:	Member of the boards of directors of FEMSA, Deutsche Bank (México), Grupo Industrial Bimbo, Grupo ACIR, S.A. de C.V., Comex, S.A. de C.V., Comsa and Ray & Berndtseon.

Series L Directors

	Business experience:	Has experience in numerous international business transactions, including joint ventures, debt to capital swaps and many other financial projects.
	Education:	Holds a degree in Law from UNAM.
	Alternate director:	Arturo Estrada Treanor

José Manual Canal Hernando	Born:	February 1940
Director	First elected:	2003
	Term expires:	2005
	Principal occupation:	Independent Consultant
	Other directorships:	Member of the board of directors of FEMSA and FEMSA Cerveza.
	Business experience:	Served as Managing Partner of Ruiz, Urquiza y Cía.
	Alternate director:	Helmut Paul

Francisco Zambrano Rodríguez	Born:	January 1953
Director	First elected:	2003
	Term expires:	2005
	Principal occupation:	Vice President, Desarollo Inmobiliario y de Valores, S.A. de C.V.
	Other directorships:	Member of the boards of directors of several Mexican companies: Desarrollo Inmobiliario y de Valores, S.A. de C.V. and Internacional de Inversiones, S.A. de C.V.
	Business experience:	Has extensive experience in investment banking and private investment services in México.
	Alternate director:	Karl Frei

(1)	Son-in-law of Eugenio Garza Lagüera.
(2)	Nephew of Eugenio Garza Lagüera.
(3)	Daughter of Eugenio Garza Lagüera and wife of José Antonio Fernández Carbajal.

     Eugenio Garza Lagüera is the Honorary (non-voting) Life Chairman of our board of directors. The Secretary of the board of directors is Carlos Eduardo Aldrete Ancira and the Alternate Secretary of the board is David A. González Vessi.

Statutory Examiners

     Under Mexican law, a statutory examiner must be elected by the shareholders at the annual ordinary shareholders’ meeting for a term of one year. We currently have two statutory examiners, one elected by the holders of Series A Shares and one by the holders of Series D Shares, and two alternate statutory examiners, one elected by the holders of Series A Shares and one by the holders of Series D Shares. Mexican law also requires that the statutory examiners receive periodic reports from our board of directors regarding material aspects of our affairs, including our financial condition. The primary role of the statutory examiners is to report to our shareholders at the annual ordinary shareholders’ meeting on the accuracy of the financial information presented to such statutory examiners by the board of directors. Our Series A statutory examiner is Ernesto González Dávila and our Series D statutory examiner is Fausto

Sandoval Amaya. Our alternate Series A statutory examiner is Ernesto Cruz Velázquez de León and our alternate Series D statutory examiner is Humberto Ortíz Gutiérrez.

Executive Officers

     As of March 15, 2004, the following are the principal executive officers of our company:

Carlos Salazar Lomelín	Born:	April 1951
Chief Executive Officer	Joined:	2000
	Appointed to current position:	2000

Ernesto Torres Arriaga	Born:	July 1936
Vice President	Joined:	1979
	Appointed to current position:	1995
	Business experience with us:	Production Manager of IEMSA.
	Other business experience:	Director of Production for the State of Mexico. Extensive experience at various bottler plants in Mexico, where he held several positions in the production, technical and logistics areas, eventually becoming General Manager of Sales, Production and Administration.
	Education:	Holds a degree in Food Engineering from Kansas State University.

Héctor Treviño Gutiérrez	Born:	August 1956
Chief Financial and	Joined:	1993
Administrative Officer	Appointed to current position:	1993
	Business experience with us:	Headed Corporate Development department.
	Other business experience:	At FEMSA, was in charge of International Financing, served as General Manager of Financial Planning and General Manager of Strategic Planning.
	Education:	Holds a degree in Chemical and Administrative Engineering from ITESM and an MBA from the Wharton School of Business.

Rafael Suárez Olaguibel	Born:	April 1960
Commerical Planning	Joined:	1986
and Strategic	Appointed to current position:	2003
Development Officer	Business experience with us:	Has held several director positions at KOF, including Chief Operating Officer in Mexico, Planning and Projects Director and Corporate Marketing Manager for the Valley of Mexico and Director of Marketing. He also served as Distribution and Marketing Director of FEMSA’s soft drink division and as Chief Operating Officer of Coca-Cola FEMSA de Buenos Aires.

	Other business experience:	Has worked in the Administrative, Distribution and Marketing departments of The Cola-Cola Export Company.
	Education:	Holds a degree in Economics from ITESM.

Alejandro Duncan	Born:	May 1957
Technical Officer	Joined:	1995
	Appointed to current position:	2002
	Business experience with us:	Infrastructure Planning Director of Mexico.
	Other business experience:	Has undertaken responsibilities in different production, logistics, engineering, project planning and manufacturing departments of FEMSA and was a Plant Manager in central Mexico, Manufacturing Director in Buenos Aires.
	Education:	Holds a degree in Mechanical Engineering from ITESM and an MBA from the Universidad de Monterrey.

Eulalio Cerda Delgadillo	Born:	July 1958
Human Resources Officer	Joined:	1996
	Appointed to current position:	2001
	Business experience with us:	Manager, positions in several departments, including maintenance, projects, packaging and human resources.
	Other business experience:	At Cervecería Cuauhtémoc, served as New Projects Executive and worked in several departments including Marketing, Maintenance, Packaging, Bottler, Human Resources, Technical Development and Projects.
	Education:	Holds a degree in Mechanical Engineering from ITESM.

John Anthony Santa María Otazúa	Born:	August 1957
Chief Operating Officer -	Joined:	1995
Mexico	Appointed to current position:	2003
	Business experience with us:	Has served as Strategic Planning and Business Development Officer and Chief Operating Officer of Mexican operations. He has experience in several areas of the company, namely development of new products and mergers and acquisitions.
	Other business experience:	Has experience with different bottler companies in Mexico in areas such as Strategic Planning and General Management.

	Education:	Holds a degree in Business Administration and an MBA with a major in Finance from Southern Methodist University.

Ernesto Silva Almaguer	Born:	March 1953
Chief Operating Officer -	Joined:	1996
Mercosur	Appointed to current position:	2003
	Business experience with us:	Chief Operating Officer in Buenos Aires and New Business Development and Information Technology Director.
	Other business experience:	Has worked as General Director of Famosa and Quimiproductos, served as Vice President of International Sales at FEMSA Empaques and Manager of FEMSA’s Corporate Planning and held several positions at the Grupo Industrial ALFA.
	Education:	Holds a degree in Mechanical and Administrative Engineering from Universidad Autónoma de Nuevo León and an MBA from the University of Texas at Austin.

Hermilo Zuart Ruíz	Born:	March 1949
Chief Operating Officer —	Joined:	1992
Latin Centro	Appointed to current position:	2003
	Business experience with us:	Chief Operating Officer in the Valley of Mexico, Chief Operating Officer in the southeast of Mexico.
	Other business experience:	Has undertaken several responsibilities in manufacturing, commercialization, planning and administrative areas of FEMSA: Franquicias Officer, mainly in charge of Mundet products.
	Education:	Hold a degree in Public Accounting from the UNAM and completed a graduate course in Business Management from the IPADE.

Compensation of Directors and Officers

     For the year ended December 31, 2003, the aggregate compensation of all of our executive officers paid or accrued in that year for services in all capacities was approximately Ps.124.3 million, of which approximately Ps.54.8 million was paid in the form of cash bonus awards. The aggregate compensation amount also includes bonuses paid to certain of our executive officers pursuant to the stock incentive plan. See “—Stock Incentive Plan”.

     For each meeting attended, we paid Ps.30,000 to each director during 2002 and the first quarter of 2003, and Ps.35,000 beginning in the second quarter of 2003. Beginning in 2003 we paid the Audit Committee members Ps.120,000 per year, and each of the Finance and the Compensation Committees members Ps.14,000 per year. The aggregate compensation for directors during 2003 was Ps.3.2 million.

     Our senior management and executive officers participate in our benefit plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plan. As of December 31, 2003, amounts set aside or accrued for all employees under these retirement plans were Ps.786.5 million, of which Ps.206.4 million is already funded.

Stock Incentive Plan

     The bonus program for executive officers is based upon the accomplishment of certain critical factors, established annually by management. The bonus is paid in cash the following year based on the accomplishment of these goals.

     From 1999 to 2003, we instituted a compensation plan for certain key executives, that consisted of granting them an annual bonus in FEMSA and Coca-Cola FEMSA stock or options, based on each executive’s responsibilities within the organization and his or her performance. Executives receiving bonuses had access to the assigned stocks or options in 20% increments in each of the five years following the granting of the bonus, beginning one year after they were granted. The five-year program ended in 2003, the last year shares were assigned. We are in the process of designing a new plan that will be effective in 2004 and that we expect will have the same general terms as the prior plan.

EVA-Based Stock Incentive Plan

     Beginning in 2004 we plan to commence a new three-year stock incentive plan for the benefit of our executive officers, which we refer to as the EVA Stock Incentive Plan. This new plan replaces the Stock Incentive Plan described above and is being developed using as the main metric for evaluation the Economic Value Added (or EVA) framework developed by Stern Stewart & Co., a compensation consulting firm. Under the proposed terms of the EVA Stock Incentive Plan, eligible executive officers will be entitled to receive a special cash bonus, which will be used to purchase a stock grant on the Mexican stock exchange.

     Based on the current proposed structure for the plan, each year our Chief Executive Officer, in conjunction with our Evaluation and Compensation Committee, will determine the amount of the special cash bonus used to purchase the stock grant. This amount will be determined based on each executive officer’s level of responsibility and based on the EVA generated by us.

     We intend for the stock grants to be administrated by certain trusts for the benefit of the selected executive officers in the same manner as in the previous Stock Incentive Plan. Under the proposed terms of the EVA Stock Incentive Plan, each time a special bonus is assigned to an executive officer, the executive officer will contribute the special bonus received to the administrative trust in exchange for a stock grant. Pursuant to the proposed plan, the administrative trust will acquire a specified proportion of BD Units of FEMSA and Series L Shares of Coca-Cola FEMSA in the open market using the special bonus contributed by each executive officer. The ownership of the BD Units of FEMSA and the Series L Shares of Coca-Cola FEMSA will vest upon the executive officer holding a stock grant each year over the next five years following the date of receipt of the stock grant, at a rate per year equivalent to 20% of the number of BD Units of FEMSA and Coca-Cola FEMSA Series L Shares, as applicable.

Share Ownership

     As of March 15, 2004, several of our directors and alternate directors serve on the Technical Committee as Trust Participants under the Irrevocable Trust No. F/29487-6 established at BBVA Bancomer, S.A., as Trustee, which is the owner of 69.7% of the voting stock of FEMSA, which in turn owns 45.7% of our outstanding capital stock. As a result of the Technical Committee’s internal procedures, the Technical Committee procedures, the Technical Committee as a whole is deemed to have beneficial ownership with sole voting power of all the shares deposited in the voting trust, and the Trust Participants, as Technical Committee members, are deemed to have beneficial ownership with shared voting power over those same deposited shares. These directors and alternate directors are Eugenio Garza Lagüera, Alfonso Garza Garza, Mariana Garza de Treviño and Eva Garza Gonda de Fernández. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” None of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

Board Practices

     Our bylaws state that the board of directors will meet at least four times a year, following the end of each quarter, to discuss our operating results and progress in achieving strategic objectives. Our board of directors can also hold extraordinary meetings. See “Item 10. Additional Information—Bylaws.”

     Under our bylaws, directors serve one-year terms although they continue in office until successors are appointed. None of our directors or senior managers of our subsidiaries has service agreements providing for benefits upon termination of employment.

     Our board of directors is supported by committees, which are working groups that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. The following are the three committees of the board of directors:

1.	Finance Committee. The Finance and Planning Committee works with the management to set annual and long-term strategic and financial plans of the company and monitors adherence to these plans. It is responsible for setting our optimal capital structure of the company and recommends the appropriate level of borrowing as well as the issuance of securities. Financial risk management is another responsibility of the Finance and Planning Committee. The members are Armando Garza Sada, Steven J. Heyer, Federico Reyes García, Ricardo Guajardo and Alfredo Martínez Urdal. The Secretary of the Finance and Planning Committee is Hector Treviño, our Chief Financial Officer.

2.	Audit Committee. The Audit Committee is responsible for reviewing the accuracy and integrity of the quarterly and annual financial statements as well as performance of the external and internal auditors. It works to develop the internal and external audit plan and reviews the auditors’ recommendations on internal controls. In addition, this Committee is responsible for the review of all significant unusual transactions, as well as transactions with related parties. Alexis Rovzar is the President of the Audit Committee. The additional members include: Charles H. McTier, José Manuel Canal and Francisco Zambrano, all of them independent directors (as defined under the Mexican Securities Market Law). The Secretary of the Audit Committee is José González, head of FEMSA´s internal auditing area.

3.	Evaluation and Compensation Committee. The Evaluation and Compensation Committee, or Human Resources Committee, reviews and recommends the management compensation programs to ensure that they are aligned with shareholders’ interests and corporate performance. The Committee is also responsible for identifying suitable director and senior management candidates and setting their compensation levels. It also develops evaluation objectives for the Chief Executive Officer and assesses his performance and remuneration in relation to these objectives. The members of the Evaluation and Compensation Committee are Daniel Servitje, Gary Fayard and Ricardo González Sada. The Secretary of the Evaluation and Compensation Committee is Eulalio Cerda, head of Coca-Cola FEMSA’s human resources department.

Employees

     As of December 31, 2003, our headcount, including employees of third party distributors that work for us, was as follows: 25,683 in Mexico, 5,402 in Central America, 8,466 in Colombia, 8,159 in Venezuela, 6,217 in Brazil and 2,914 in Argentina. The table below sets forth headcount (excluding third parties) by category for the periods indicated:

	For the Year Ended December 31,
	2003(1)	2002	2001
Executives	337	201	154
Non-Union	15,032	5,245	5,350
Union	24,342	8,461	9,038

Total	39,711	13,907	14,542

(1)	As of December 31, 2003, we also employed 17,130 additional workers on a temporary basis.

     As of December 31, 2003, we almost tripled the number of employees as compared to 2002, due to the acquisition of Panamco. Approximately 61% of our personnel, most of whom were employed in Mexico, were members of labor unions. We had 57 separate collective bargaining agreements with four labor unions represented at our Mexican operations and several agreements with different labor unions in the rest of the countries where we operate. In general, we have a good relationship with the labor unions throughout our operations, except for in Colombia and Venezuela, which are the subjects of significant labor-related litigation. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” We believe we have appropriate reserves for these litigations and do not currently expect them to have a material adverse effect.

Insurance Policies

     We maintain insurance policies for all of our non-union employees. These policies mitigate the risk of having to pay death benefits in the event of an industrial accident. We maintain directors’ and officers’ insurance policies covering all directors and certain key executive officers for liabilities incurred in their capacities as directors and officers.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Our capital stock consists of three classes of securities: Series A Shares held by FEMSA, Series D Shares held by The Coca-Cola Company and Series L Shares, held by the public. The following table sets forth our major shareholders as of March 15, 2004:

Owner	Outstanding Capital Stock	% Ownership of Outstanding Capital Stock	% of Voting Rights
FEMSA (Series A Shares)(1)	844,078,519	45.7	53.6
The Coca-Cola Company (Series D Shares)(2)	731,545,678	39.6	46.4
Public (Series L Shares)(3)	270,750,000	14.7	*

Total	1,846,374,197	100.0	100.0

(1)	FEMSA owns these shares through its wholly-owned subsidiary Compañía Internacional de Bebidas, S.A. de C.V., which we refer to in this annual report as CIBSA, 69.7% of the voting stock of FEMSA is owned by the Technical Committee and Trust Participants under Irrevocable Trust No. F/29487-6 established at BBVA Bancomer Servicios, S.A., as Trustee. As a consequence of the internal procedures of the trust’s Technical Committee, the Technical Committee, as a whole, is deemed to have the beneficial ownership with sole voting power of all the shares deposited in the Voting Trust and the Trust Participants, as Technical Committee members, are deemed to have beneficial ownership with shared voting power over those same deposited shares. As of March 15, 2004, the Trust Participants are: BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/25078-7, Eugenio Garza Lagüera, Paulina Garza Gonda de Marroquín, Bárbara Garza Gonda, Mariana Garza Gonda de Treviño Bryan, Eva Gonda de Garza, Eva Garza Gonda de Fernández, Consuelo Garza Lagüera de Garza, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres, Maria Teresa G. de Bailleres, Inversiones Bursátiles Industriales, S.A. de C.V., Corbal, S.A. de C.V., Magdalena M. de David, Alepage, S.A., BBVA Bancomer Servicios , S.A. as Trustee under Trust No. F/29013-0, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Franca Servicios, S.A. de C.V. and BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/29490-0 (together all of them, the Trust Participants).
(2)	The Coca-Cola Company indirectly owns these shares through its wholly-owned subsidiaries, The Inmex Corporation, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V.
(3)	Holders of Series L Shares are only entitled to vote in limited circumstances. See “Item 10. Additional Information—Bylaws.” Holders of ADSs are entitled, subject to certain exceptions, to instruct The Bank of New York, a depositary, as to the exercise of the limited voting rights pertaining to the Series L Shares underlying by their ADSs.

     In addition, as of March 15, 2004, 98,840,861 authorized but unissued Series L Shares are held in treasury.

     FEMSA and The Coca-Cola Company have reached an agreement pursuant to which, at FEMSA’s request, FEMSA may purchase sufficient shares from The Coca-Cola Company to increase its ownership of our capital stock to 51%. See “—Coca-Cola Memorandum.”

     Our Series A Shares, owned by FEMSA, are held in Mexico and our Series D Shares, owned by The Coca-Cola Company, are held outside of Mexico.

     As of December 31, 2003, there were 24,920,542 of our ADSs outstanding, each ADS representing ten Series L Shares. Approximately 92% of our outstanding Series L Shares were represented by ADSs. As of March 15, 2004, approximately 91% of our outstanding Series L Shares were represented by ADSs, held by approximately 260 holders (including The Depositary Trust Company) with registered addresses outside of Mexico.

The Shareholders Agreement

     In connection with the initial subscription by a subsidiary of The Coca-Cola Company of our capital stock, FEMSA and The Coca-Cola Company agreed that we would be managed as a joint venture. Accordingly, in June of 1993, a subsidiary of FEMSA and a subsidiary of The Coca-Cola Company entered into a shareholders agreement, which, together with our bylaws, sets forth the basic rules under which we operate. This agreement has been subsequently amended to reflect changes in the subsidiaries through which FEMSA and The Coca-Cola Company hold their shares of our company.

     The shareholders agreement contemplates that we will be managed in accordance with one-year and five-year business plans, although in practice, we are now managed according to a three-year plan.

     Under our bylaws, our Series A Shares and Series D Shares are the only shares with full voting rights and, therefore, control actions by our shareholders and board of directors. The holders of Series A Shares and Series D Shares have the power to determine the outcome of all actions requiring approval by our board of directors and, except in certain limited situations, all actions requiring approval of the shareholders. For actions by the board of directors, a supermajority including the directors appointed by the holders of Series D Shares is required for all actions. For shareholder actions, a majority of the shares represented at the shareholder meeting must vote in favor, whereas to amend the voting or quorum rights set out in the bylaws, a supermajority of at least 95% of those voting and not abstaining, must vote in favor.

     The shareholders agreement sets forth the principal shareholders’ understanding as to the effect of adverse actions of The Coca-Cola Company under the bottler agreements. Our bylaws provide that a majority of the directors appointed by the holders of Series A Shares, upon making a reasonable, good faith determination that any action of The Coca-Cola Company under any bottler agreement between The Coca-Cola Company and our company or any of our subsidiaries is materially adverse to our business interests and that The Coca-Cola Company has failed to cure such action within 60 days of notice, may declare a simple majority period at any time within 90 days after giving notice. During the simple majority period certain decisions, namely the approval of material changes in our business plans, the introduction of a new, or termination of an existing, line of business, and related party transactions outside the ordinary course of business, which would ordinarily require the presence and approval of at least two Series D directors, can be made by a simple majority vote of our entire board of directors, without requiring the presence or approval of any Series D director. A majority of the Series A directors may terminate a simple majority period but, once having done so, cannot declare another simple majority period for one year after the termination. If a simple majority period persists for one year or more, the provisions of the shareholders agreement for resolution of irreconcilable differences may be triggered, with the consequences outlined in the following paragraph.

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

     In the event that (i) one of the principal shareholders buys the other’s interest in our company in any of the circumstances described above or (ii) the ownership of our shares of capital stock other than the Series L Shares of the subsidiaries of The Coca-Cola Company or FEMSA is reduced below 20% and upon the request of the shareholder whose interest is not so reduced, the shareholders agreement requires that our bylaws be amended to eliminate all share transfer restrictions and all super-majority voting and quorum requirements, after which the shareholders agreement would terminate. In the event that the ownership of our shares of capital stock other than the Series L Shares of the subsidiaries of The Coca-Cola Company or FEMSA is reduced below 25% (but not below 20%) and upon the request of the shareholder whose interest is not so reduced, the shareholders agreement requires that our bylaws be amended to eliminate all super-majority voting and quorum requirements, other than those relating to the share transfer restrictions.

     The shareholders agreement also contains provisions relating to the principal shareholders’ understanding as to our growth. It states that it is The Coca-Cola Company’s intention that we will be viewed as one of a small number of its “anchor” bottlers in Latin America. In particular, the parties agree that it is desirable that we expand by acquiring additional bottler territories in Mexico and other Latin American countries in the event any become available through horizontal growth. In addition, The Coca-Cola Company has agreed, subject to a number of conditions, that if it obtains ownership of a bottler territory that fits with our operations, it will give us the option to acquire such territory. The Coca-Cola Company has also agreed to support prudent and sound modifications to our capital structure to support horizontal growth. The Coca-Cola Company’s agreement as to horizontal growth expires upon either the elimination of the super-majority voting requirements described above or The Coca-Cola Company’s election to terminate the agreement as a result of a default.

The Coca-Cola Memorandum

     In connection with the acquisition of Panamco, we established certain understandings primarily relating to operational and business issues with both The Coca-Cola Company and FEMSA that were memorialized in writing prior to completion of the acquisition. The terms are as follows:

•	The current stockholder arrangements between FEMSA and The Coca-Cola Company will continue in place. See “Item 7. Major Shareholders and Related Party Transactions—The Shareholders Agreement.”

•	FEMSA will continue to consolidate our financial results.

•	The Coca-Cola Company and FEMSA will continue to discuss in good faith the possibility of implementing changes to our capital structure in the future.

•	There will be no changes in concentrate incidence pricing or marketing support by The Coca-Cola Company up to May 2004. After such time, The Coca-Cola Company has complete discretion to implement any changes with respect to these matters, but any decision in this regard will be discussed with us and will take our operating condition into consideration.

•	The Coca-Cola Company may require the establishment of a different long-term strategy for Brazil. If, after taking into account our performance in Brazil, The Coca-Cola Company does not consider us to be part of this long-term strategic solution for Brazil, then we will sell our Brazilian franchise to The Coca-Cola Company or its designee at fair market value. Fair market value would be determined by independent investment bankers retained by each party at their own expense pursuant to specified procedures.

•	FEMSA, The Coca-Cola Company and we will meet to discuss the optimal Latin American territorial configuration for the Coca-Cola bottler system. During this meeting, we will consider all possible combinations and any asset swap transactions that may arise from these discussions. In addition, we will entertain any potential combination as long as it is strategically sound and done at fair market value.

•	We would like to keep open strategic alternatives that relate to the integration of carbonated soft drinks and beer. The Coca-Cola Company, FEMSA and us would explore these alternatives on a market-by-market basis at the appropriate time.

•	The Coca-Cola Company will sell to a subsidiary of FEMSA, sufficient shares to permit FEMSA to beneficially own 51% of our outstanding capital stock (assuming that this subsidiary of FEMSA does not sell any shares and that there are no issuances of our stock other than as contemplated by the acquisition). This understanding will be in place until May 2006. In this proposed sale, FEMSA would pay the higher of:

•	The prevailing market price per share at the time of the sale, and

•	The sum of U.S.$2.216 per share (U.S.$22.16 per ADS) plus The Coca-Cola Company’s carrying costs.

•	We may be entering some markets where significant infrastructure investment may be required. The Coca-Cola Company and FEMSA will conduct a joint study that will outline strategies for these markets, as well as the investment levels required to execute these strategies. Subsequently, it is intended that FEMSA and The Coca-Cola Company will reach agreement on the level of funding to be provided by each of the partners. The parties intend that this allocation of funding responsibilities would not be overly burdensome for either partner.

•	We entered into a stand-by credit facility, on December 19, 2003, with The Coca-Cola Export Corporation. Under this facility, we may borrow, subject to certain conditions, up to U.S.$250 million for working capital and other general corporate purposes at any time when such funding is not otherwise available until December 2006.

RELATED PARTY TRANSACTIONS

FEMSA

     We regularly engage in transactions with FEMSA and its subsidiaries. In 2003, we purchased crown caps, plastic bottle caps, cans, commercial refrigerators, lubricants, detergents, plastic cases and substantially all of our returnable glass bottle requirements for our Mexican operations from FEMSA Empaques, a wholly-owned subsidiary of FEMSA, under several supply agreements. A subsidiary of FEMSA Empaques also sells refrigerators to our non-Mexican operations. The aggregate amount of these purchases was Ps.1,513.0 million in 2003. We believe that our purchasing practices with FEMSA Empaques result in prices comparable to those that would be obtained in arm’s length negotiations with unaffiliated parties. We also sell products to a chain of convenience stores owned by FEMSA under the name OXXO. These transactions are also conducted on an arm’s length basis.

     We entered into a service agreement in June 1993 with FEMSA Servicios, S.A. de C.V., a wholly owned subsidiary of FEMSA which we refer to as FEMSA Servicios, pursuant to which FEMSA Servicios provides certain administrative services relating to insurance, legal and tax advice for a period of at least one year, cancelable thereafter by either party, and certain limited administrative and auditing services for as long as FEMSA maintains an interest in our company. This agreement was made on terms that we believe to be commercially reasonable.

     In November 2000, we entered into a service agreement with a subsidiary of FEMSA for the transportation of finished products from our production facilities to our distribution centers within Mexico. In 2003, we paid approximately Ps.410.3 million pursuant to this agreement. See “Item 4. Information on the Company—The Company—Product Distribution.” This agreement was made on terms that we believe to be commercially reasonable.

     In November 2001, we entered into two franchise bottler agreements with Promotora de Marcas Nacionales, an indirect subsidiary of FEMSA, under which we became the sole franchisee for the production, bottling, distribution and sale of Mundet brands in the valley of Mexico and in most of our operations in the southeast of Mexico. Each franchise agreement has a term of ten years and will expire in November 2011. Both agreements are renewable for ten-year terms, subject to non-renewal by either party with notice to the other party. The total payments made to Promotora de Marcas Nacionales were Ps.61.8 million.

     FEMSA is also a party to the understandings we have with The Coca-Cola Company relating to specified operational and business issues that may affect us following completion of the Panamco acquisition. A summary of these understandings is set forth under “—Major Shareholders—The Coca-Cola Memorandum.”

The Coca-Cola Company

     We regularly engage in transactions with The Coca-Cola Company and their affiliates. Our company and The Coca-Cola Company pay and reimburse each other for marketing expenditures under a cooperative marketing arrangement. In each of 2003 and 2002, The Coca-Cola Company contributed approximately 48% and 41%, respectively of our marketing budget, totaling approximately Ps.1,371.8 million and Ps.521.6 million, respectively. In addition, The Coca-Cola Company has made payments to us in connection with cold-drink equipment investment and other volume driving investment programs. In each of 2002 and 2001, The Coca-Cola Company also contributed to our refrigerator equipment investment program. We purchase all of our concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total payments by us to The Coca-Cola Company for concentrates were approximately Ps.5,613.6 million and Ps.2,725.2 million in 2003 and 2002, respectively.

     Coca-Cola FEMSA de Buenos Aires also purchases a portion of its plastic ingot requirements for producing plastic bottles and all of our returnable bottle requirements from CIPET. CIPET is a local subsidiary of Embotelladora Andina, a Coca-Cola bottler with operations in Argentina, Chile and Brazil in which The Coca-Cola Company has a substantial interest.

     In connection with the acquisition of Panamco, subsidiaries of The Coca-Cola Company made specified undertakings to support and facilitate the Panamco acquisition for the benefit of our company. In consideration for these undertakings, we made certain undertakings for the benefit of The Coca-Cola Company and its subsidiaries, including indemnity obligations with respect to specified matters relating to the accuracy of disclosure and the compliance with applicable law by our board of directors and the board of directors of Panamco and undertakings to take specified actions and refrain from specified others to facilitate the ability of The Coca-Cola Company to receive favorable tax treatment in connection with its participation in the acquisition. In connection with the execution of the acquisition agreement for Panamco, The Coca-Cola Company and FEMSA memorialized their understandings relating to specified operational and business issues that may affect us following completion of the acquisition. A summary of these understandings is set forth under “—Major Shareholders—The Coca-Cola Memorandum.”

Associated Companies

     We regularly engage in transactions with companies in which we own an equity interest. In Mexico, we purchase cans from IEQSA, in which we hold an approximate 33.68% interest, which in turn purchases cans from FEMSA Empaques. During 2003, we paid Ps.253.3 million to IEQSA. We also purchase sugar from Beta San Miguel, a sugar-cane producer in which we hold a 2.54% equity interest to which we paid Ps.221.2 million in 2003. In 2003, Coca-Cola FEMSA de Buenos Aires purchased all of its can presentations from CICAN, a joint venture between Coca-Cola FEMSA de Buenos Aires and the Coca-Cola bottlers in Argentina, Uruguay and Paraguay, in which Coca-Cola FEMSA de Buenos Aires owns a 48.1% interest. During 2003, we paid Ps.28.2 million to CICAN. In Colombia, we purchase some pre-formed ingots from Tapón Corona, in which we have a 40% equity interest and to which we paid Ps.43.8 million in 2003. In Brazil, we distribute beers manufactured by Cervejarias Kaiser, a subsidiary of Molson, in which we own a 0.74% equity interest and to which we paid Ps.24.2 million during 2003. We also buy a small quantity of raw materials from Distribuidora Plástica, S.A., Metalforma, S.A. and Vidrios Panameños, S.A. of which we own a 19.0%, 17.5% and 2.2% equity interest, respectively.

Other Related Party Transactions

     José Antonio Fernández, Eva Garza de Fernández and Ricardo Guajardo Touché, who are directors of Coca-Cola FEMSA, are also members of the board of directors of ITESM, a Mexican private university that routinely receives donations from us.

     In connection with the acquisition of Panamco, we hired Allen & Company LLC to provide advisory services. One of our directors, Enrique Senior, is a Managing Director of Allen & Company LLC and one of our alternate directors, Herbert Allen III, is the President of Allen & Company LLC. Allen & Company LLC provides investment banking services to us and our affiliates in the ordinary course of its business.

     We are insured in Mexico primarily under FEMSA’s umbrella insurance policies with Grupo Nacional Provincial S.A., of which the son of the chairman of its board of directors is one of our alternate directors. The policies were purchased pursuant to a competitive bidding process. Fidelity bonds are purchased from Fianzas Monterrey New York Life S.A., of which one of our directors is the chairman of the board of review, and financial services are obtained from Grupo Financiero BBVA Bancomer, of which one of our directors, Ricardo Guajardo Touché is the chairman of the board of directors. Affiliates of Grupo Financiero BBVA Bancomer, purchased participations in the loans and certificados bursátiles incurred to finance the Panamco acquisition and acted as agent for the placement of the certificados bursátiles and periodically provide us with financing or financial advisory services in the ordinary course of their business. In each case, we believe the transactions were conducted on an arm’s length basis.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

     See “Item 18. Financial Statements” and pages F-1 through F-41.

Dividend Policy

     For a discussion of our dividend policy, see “Item 3. Key Information—Dividends and Dividend Policy.”

Significant Changes

     No significant changes have occurred since the date of the annual financial statements included in this annual report.

Legal Proceedings

     We are party to various legal proceedings in the ordinary course of business. Other than as disclosed in this annual report, we are not currently involved in any litigation or arbitration proceeding, including any proceeding that is pending or threatened of which we are aware, which we believe will have, or has had, a material adverse effect on our company. Other legal proceedings that are pending against or involve us and our subsidiaries are incidental to the conduct of our and their business. We believe that the ultimate disposition of such other proceedings individually or on an aggregate basis will not have a material adverse effect on our consolidated financial condition or results of operations.

Mexico

     Tax Matters. During 2002, we initiated an appeal related to the Impuesto Especial Sobre Productos y Servicios (Special Tax on Products and Services) or IEPS applicable to inventories produced with HFCS. Additionally, during 2003, we included in the appeal the IEPS applicable to carbonated soft drinks produced with non-sugar sweeteners. See “Item 4. Information on the Company—The Company—Regulation—Taxation of Soft Drinks.” On November 21, 2003, we obtained a favorable resolution for our 2002 claim and during 2004 expect to receive from the authorities the IEPS paid during 2002, including accrued interest. An appeal related to the IEPS paid in 2003 has also been initiated, and management and legal counsel believe that it is highly probable that it will obtain another favorable resolution.

     Antitrust Matters. During May 2000, the Comisión Federal de Competencia in Mexico (the Mexican Antitrust Commission), pursuant to a complaint filed by PepsiCo and certain of its bottlers in Mexico, initiated an investigation of the sales practices of The Coca-Cola Company and its bottlers. In November 2000, in a preliminary decision and in February 2002, through a final resolution, the Mexican Antitrust Commission determined that The Coca-Cola Company and its bottlers engaged in monopolistic practices with respect to exclusivity arrangements with certain retailers. The Mexican Antitrust Commission did not impose any fines, but ordered The Coca-Cola Company and its bottlers, including certain Mexican subsidiaries of the company, to abstain from entering into any exclusivity arrangement with retailers. We, along with other Coca-Cola bottlers, appealed the resolution rendered in February 2002 by a Recurso de Revisión (Review Recourse), which was presented before the Mexican Antitrust Commission. The Mexican Antitrust Commission confirmed its original resolution and issued a confirmatory resolution in July 2002. We and our Mexican operating subsidiaries appealed this resolution before the competent courts by initiating several juicios de amparo (appeals based on the violation of constitutional rights) and obtained favorable decisions. Under these decisions, the resolution was declared null and void and the Mexican Antitrust Commission was ordered to issue a new resolution amending its determination that The Coca-Cola Company and its bottlers had engaged in monopolistic transactions.

     In a different proceeding in 2003, we, The Coca-Cola Company and certain other Coca-Cola bottlers were requested by the Mexican Antitrust Commission to deliver certain proprietary information pursuant to a new investigation initiated by the Mexican Antitrust Commission. We obtained injunctions against the orders from the Mexican Antitrust Commission to deliver the requested information.

Central America

     Antitrust Matters in Costa Rica and Panama. During August 2001, the Comisión para Promover la Competencia in Costa Rica (Costa Rican Antitrust Commission) pursuant to a complaint filed by PepsiCo and its bottler in Costa Rica initiated an investigation of the sales practices of The Coca-Cola Company and our Costa Rica subsidiary for alleged monopolistic practices in the retail distribution channel, including sales gained through exclusivity arrangements. Although no assurances can be given, we do not believe that the outcome of this matter, even if determined against the company, will have a material adverse effect on our financial condition or results of operations. Our Costa Rica subsidiary has vigorously defended itself throughout the process and is anticipating a decision from the Costa Rican Antitrust Commission at any time.

     During 2002, Refrescos Nacionales, S.A., the Pepsi bottler in Panama, initiated a lawsuit against our Panamanian operating subsidiary, based on alleged monopolistic practices in the retail distribution channel through the implementation of exclusivity agreements, which allegedly have caused significant financial and sales losses to the plaintiff. We believe this lawsuit is without merit and intend to vigorously defend ourselves in this matter.

Colombia

     Labor Matters. During July 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern District of Florida against certain of our subsidiaries. In the complaint, the plaintiffs alleged that the subsidiaries of the company acquired in the Panamco acquisition engaged in wrongful acts against the labor union and its members in Colombia, including kidnapping, torture, death threats and intimidation. The complaint alleges claims under the U.S. Alien Tort Claims Act, Torture Victim Protection Act, Racketeer Influenced and Corrupt Organizations Act and state tort law and seeks injunctive and declaratory relief and damages of more than U.S.$500 million, including treble and punitive damages and the cost of the suit, including attorney fees. We filed a motion to dismiss the complaint for lack of subject matter and personal jurisdiction. We expect a ruling on the motion to dismiss at any time. We believe this lawsuit is without merit and intend to vigorously defend ourselves in this matter.

Venezuela

     Tax Matters. In 1999, our Venezuelan subsidiary received notice of certain tax claims asserted by the Venezuelan taxing authorities. Our subsidiary has taken the appropriate recourses against these claims at the administrative level as well as at the court level. These claims currently total approximately U.S.$23 million. The company has certain rights to indemnification from Venbottling Holding, Inc., a former shareholder of Panamco and The Coca-Cola Company for a substantial portion of such claims. Based on the analysis that we have completed in relation to these claims, as well as the defense strategy that we have developed, we do not believe that the ultimate disposition of these cases will have a material adverse effect on our financial condition or results of operations.

     Labor and Distribution Matters. Since 1999, a group of independent distributors of our Venezuela subsidiary commenced a proceeding to incorporate a union of distributors. As a result, these distributors may, among other things, individually demand certain labor and severance rights against our subsidiary. Since the incorporation process began, we have vigorously opposed its formation through all available legal channels. In February 2000, our subsidiary presented a nullity recourse against the union incorporation solicitation, as well as an injunction request before the Venezuelan Supreme Court. On September 20, 2001, the Venezuelan Supreme Court rendered its opinion confirming the incorporation of the union, but withheld granting any specific labor rights to the members of the union other than the right to be unionized. In order to obtain specific labor rights, the union, or its members, will have to request and obtain from a court of law a determination that the members of such union are considered workers pursuant to Venezuelan labor laws, and thereafter claim against our Venezuela subsidiary the payment of such benefits and rights including retroactive payments. To our knowledge, neither the union nor any of its individual members have initiated any process with the objective of obtaining such a court decision, although certain members of the union have threatened such action.

     Since 2001, (after two decisions rendered during 2000 and 2001 by the Venezuelan Supreme Court against affiliates of Empresas Polar, S. A., whereby the Supreme Court found in those individual cases that the relationship between the affiliates of Empresas Polar, S. A. and those specific distributors was a relationship of labor nature and not of commercial nature) our subsidiary has been the subject of numerous claims by former distributors (including former members of the distributors union) claiming alleged labor and severance rights owed to them at the time of the termination of their relationship with us. As of December 31, 2003, our subsidiary was the subject of several lawsuits filed by former distributors for a total amount of approximately U.S.$31 million. Notwithstanding the number of claims and the amounts involved most of these claims have been filed by former distributors that either have entered into release agreements with our subsidiary at the time of their termination, and therefore we believe have no rights for additional claims, or are claims that have been filed after the expiration of the statute of limitations. There are also lawsuits presented by people that have never had a distributor or employee relationship with us, which the company believes have no merit. Since the decisions rendered by the Supreme Court during 2000 and 2001 against the affiliates of Empresas Polar, S. A., the Supreme Court has, during 2002 and 2003, revised its criteria for determining a labor relationship vis-à-vis a commercial relationship. The company believes based on the new decisions rendered by the Supreme Court, as well as based on the individual analysis of each individual claim, that these claims are without merit and intends to vigorously defend itself against them.

Item 9. The Offer and Listing

TRADING MARKETS

     Since 1993, our Series L Shares have traded on the Mexican Stock Exchange and in the form of ADSs on the New York Stock Exchange. The ADSs were issued pursuant to a deposit agreement with the Bank of New York as depositary, and each ADS represents ten Series L Shares. On December 31, 2003, approximately 92% of the publicly traded Series L Shares were held in the form of ADSs.

     The following table sets forth, for the periods indicated, the reported high and low sales prices for the Series L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the ADSs on the New York Stock Exchange. Prices have not been restated in constant currency units.

	Mexican Stock Exchange Mexican pesos per L Share		New York Stock Exchange U.S. dollars per ADS
1999:	High	Low	High	Low
Full year	Ps. 20.30	Ps. 12.32	$ 12.81	$ 11.13
2000:
Full year	Ps. 21.15	Ps. 13.70	$ 22.38	$ 18.50
2001:
Full year	Ps. 23.15	Ps. 16.54	$ 25.31	$ 17.40
2002:
First quarter	Ps. 25.06	Ps. 16.80	$ 25.31	$ 17.40
Second quarter	27.60	22.85	29.70	22.60
Third quarter	23.80	19.50	23.93	19.01
Fourth quarter	23.60	18.10	23.00	17.50
2003:
First quarter	Ps. 20.90	Ps. 18.30	$ 19.30	$ 16.64
Second quarter	24.25	18.80	22.68	17.39
Third quarter	24.50	21.18	22.81	20.59
Fourth quarter	24.60	21.50	21.97	19.85
September	24.50	22.85	22.24	20.96
October	24.60	21.75	21.97	19.88
November	23.78	21.50	21.03	19.85
December	24.05	22.55	24.05	20.00
2004:
January	Ps. 27.39	Ps. 24.00	$ 24.97	$ 23.98
February	27.49	25.99	25.03	23.69
March(1)	27.17	24.95	24.75	22.41

(1)	From the period beginning March 1 until March 15, 2004.

     Since November 1, 1996, our 8.95% Notes due November 1, 2006 have been listed on the New York Stock Exchange. The following table sets forth, for the periods indicated, the reported high and low sales prices for the notes, as a percentage of principal amount, on the New York Stock Exchange:

	New York Stock Exchange Percentage of Principal Amount in U.S. Dollars
	High	Low
1999:
Full year	$ 102.81	$ 90.16

2000:
Full year	$ 106.33	$ 99.24

2001:
Full year	$ 112.25	$ 102.06

2002:
First quarter	$ 111.91	$ 110.63
Second quarter	111.73	110.75
Third quarter	112.13	110.14
Fourth quarter	115.51	111.88

2003:
First quarter	$ 116.70	$ 114.76
Second quarter	113.07	104.90
Third quarter	114.71	109.42
Fourth quarter	122.23	113.12
September	113.92	110.96
October	116.88	113.12
November	122.17	114.32
December	122.23	120.49
2004:
January	$ 121.08	$ 117.69
February	121.78	114.54
March(1)	116.28	115.38

(1)	From the period beginning March 1 until March 15, 2004.

     It is not practicable for us to determine the portion of the notes beneficially owned by U.S. persons.

TRADING ON THE MEXICAN STOCK EXCHANGE

     The Mexican Stock Exchange or the Bolsa Mexicana de Valores, S.A. de C.V., located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation whose shares are held by 30 brokerage firms that are exclusively authorized to trade on the Exchange. Trading on the Mexican Stock Exchange takes place principally through automated systems that are open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the Series L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange outside Mexico.

     Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including our shares, are on deposit with the Institución para el Depósito de Valores, S.A. de C.V., which we refer to as Indeval, a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Item 10. Additional Information

BYLAWS

     Set forth below is a brief summary of certain significant provisions of our bylaws and Mexican law. This description does not purport to be complete and is qualified by reference to our bylaws and Mexican law. For a description of the provisions of our bylaws relating to our board of directors, executive officers and statutory examiners, see “Item 6. Directors, Senior Management and Employees.”

Organization and Register

     We were incorporated on October 31, 1991, as a sociedad anónima de capital variable ( Mexican variable stock corporation) in accordance with the Mexican Companies Law. We were registered in the Public Registry of Commerce of Mexico City on August 23, 1993 under mercantile number 176543.

Purposes

     The purposes of our company include the following:

•	to establish, promote and organize commercial or civil companies of any type, as well as to acquire and possess shares or participations in them;
•	to carry out all types of active and passive transactions involving bonds, shares, participations and securities of any type;
•	to provide or receive advisory, consulting or other types of services in business matters;
•	to conduct business with equipment, raw materials and any other items necessary to the companies in which we have an interest or with which we have commercial relations;
•	to acquire and dispose of trademarks, commercial names, copyrights, patents, inventions, franchises, distributions, concessions and processes;
•	to possess and operate real and personal property necessary for our purposes;
•	to subscribe, buy and sell stocks, bonds and securities among other things; and
•	to draw, accept, make, endorse or guarantee negotiable instruments, issue bonds secured with real property or unsecured, and to make us jointly liable, to grant security of any type with regard to obligations entered into by us or by third parties, and in general, to perform the acts, enter into the agreements and carry out other transactions as may be necessary or conducive to our business purpose.

 Voting Rights; Transfer Restrictions

     Series A Shares and Series D Shares have full voting rights but are subject to transfer restrictions. Although no Series B Shares have been issued, our bylaws provide for the issuance of Series B Shares with full voting rights that are freely transferable. Series L Shares are freely transferable but have limited voting rights. None of our shares are exchangeable for shares of a different series. The rights of all series of our capital stock are substantially identical except for:

•	restrictions on transfer of the Series A and Series D Shares;
•	limitations on the voting rights of Series L Shares;

•	the respective rights of the Series A, Series D, and Series L Shares, voting as separate classes in a special meeting, to elect specified numbers of our directors and alternate directors (and the inability of the Series B Shares to vote for directors); and
•	prohibitions on non-Mexican ownership of Series A Shares. See “Item 6. Directors, Senior Management and Employees,” “—Foreign Investment Legislation” and “—Transfer Restrictions”.

     Under our bylaws, holders of Series L Shares are entitled to vote only in limited circumstances. They may elect up to three of our eighteen directors and, in certain circumstances where holders of Series L Shares have not voted for the director elected by holders of the majority of these series of shares, they may be entitled to elect one or more additional directors. See “Item 6. Directors, Senior Management and Employees.” In addition, a quorum of 82% of our capital stock (including the Series L Shares) and the vote of at least a majority of our capital stock voting (and not abstaining) is required for:

•	the transformation of our company from one type of company to another (other than changing from a variable capital to fixed-capital corporation and vice versa);
•	any merger where we are not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of our company or our subsidiaries; and
•	cancellation of the registration of our shares with the Registro Nacional de Valores (the National Registry of Securities or RNV) by the CNBV or with other foreign stock exchanges on which our shares may be listed.

     The affirmative vote of 95% of our capital stock (including the Series L Shares) and the approval of the CNBV is required to amend the provisions of our bylaws that require our controlling shareholders, in the event of cancellation of the registration of any of our shares in the RNV, to make a public offer to acquire these shares. Holders of Series L Shares are not entitled to attend or to address meetings of shareholders at which they are not entitled to vote.

     Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of these series but not rights of holders of shares of other series. In addition, a holder of shares of the series that might be prejudiced would be entitled to judicial relief against any prejudicial action taken without the required vote. The determination of whether an action requires a class vote on these grounds would initially be made by our board of directors or our statutory examiners. A negative determination would be subject to judicial challenge by an affected shareholder, and the necessity for a class vote would ultimately be determined by a Mexican court. There are no other procedures for determining whether a particular proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

     In order to change any voting or quorum rights set out in the bylaws, the following is necessary: (i) a minimum quorum of holders of 95% of all the issued, subscribed and paid shares of Capital Stock, the vote of holders of at least 95% of all the issued, subscribed and paid shares of Capital Stock voting (and not abstaining) in connection therewith, and (ii) the previous approval of the CNBV.

Shareholders’ Meetings

     Shareholders’ meetings may be ordinary meetings or extraordinary meetings. Extraordinary meetings are those called to consider certain matters specified in Article 182 of the Mexican Companies Law and the bylaws, including, principally, amendments to the bylaws, liquidation, dissolution, merger, transformation from one type of corporate form to another, change in nationality, change of corporate purpose, issuance of preferred stock and debentures, and increases and reductions of the fixed portion of the capital. In addition, our bylaws require an extraordinary meeting to consider the cancellation of the registration of our shares with the RNV or with other foreign stock exchanges on which its shares may be listed. All other matters are considered at an ordinary meeting.

     Mexican law also provides for a special meeting of shareholders to allow holders of shares of a series to vote as a class on any action that would prejudice exclusively the rights of holders of such series.

     An ordinary meeting of the holders of Series A and Series D Shares must be held at least once each year to consider the approval of the financial statements of our and certain of our subsidiaries for the preceding fiscal year and to determine the allocation of the profits of the preceding year. Holders of the Series A, Series D and Series L Shares at their respective special meetings must appoint, remove or ratify directors and statutory examiners, as well as determine their compensation.

     Resolutions adopted at a extraordinary or ordinary shareholders meeting, are valid when adopted by holders of at least a majority of the issued, subscribed capital stock voting (and not abstaining) at the meeting, while resolutions adopted at a special shareholders meetings will be valid when adopted by the holders of at least a majority of the issued, subscribed and paid shares of the series of shares entitled to attend the special meeting.

     The quorum for special meetings of any series of shares is a majority of the holders of the issued, subscribed, capital stock of such shares, and action may be taken by holders of a majority of such shares. The quorum for ordinary and extraordinary meetings at which holders of Series L Shares are not entitled to vote is 76% of the holders of our Series A and Series D Shares, and the quorum for an extraordinary meeting at which holders of Series L Shares are entitled to vote is 82% of the issued, subscribed and paid capital stock.

     The board of directors, our Mexican statutory examiners, or, under certain circumstances, a Mexican court, may call shareholders’ meetings. Holders of 10% or more of our capital stock may require the board of directors or the statutory examiners to call a shareholders meeting at which the holders of Series L Shares would be entitled to vote, and holders of 10% or more of the Series A and Series D Shares may require the board of directors or the statutory examiners to call a meeting at which the holders of Series L Shares would not be entitled to vote. Notice of meetings and the meeting agendas must be published in a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a meeting, shareholders must deposit their shares and receive a certificate from our corporate secretary (or, in the case of Series A or Series D Shares, from our transfer agent) authorizing participation in the meeting at least 48 hours in advance of the time set thereof or, in the case of Series L Shares held in book-entry form through Indeval, submit certificates evidencing a deposit of the shares with Indeval. If so entitled to attend the meeting, a shareholder may be represented by proxy. Our directors and statutory examiners may not act as proxies.

     Under Mexican law, holders of 20% of our outstanding shares of common stock entitled to vote on a particular item may judicially oppose resolutions adopted at a shareholders’ meeting if the following conditions are met:

•	the holders file a complaint with a Mexican court within 15 days after the adjournment of the meeting at which this action was taken;
•	the holders’ complaint details the provisions of the Mexican law or our bylaws that are violated and the reason for their claim; and
•	the holders were represented at the meeting when the action was taken or, if represented, voted against it.

Transfer Restrictions

     Our bylaws provide that no holder of Series A or Series D Shares may sell its shares unless it has disclosed the terms of the proposed sale and the name of the proposed buyer and has previously offered to sell the shares to the holders of the other series for the same price and terms as it intended to sell the shares to a third party. If the shareholders being offered shares do not choose to purchase the shares within 90 days of the offer, the selling shareholder is free to sell the shares to the third party at the price and under the specified terms. In addition, our bylaws impose certain procedures in connection with the pledge of any Series A or Series D Shares to any financial institution that are designed, among other things, to ensure that the pledged shares will be offered to the holders of the other Series at market value prior to any foreclosure. Finally, a proposed transfer of Series A or Series D Shares other than a proposed sale or a pledge, or a change of control of a holder of Series A or Series D Shares that is a subsidiary of a principal shareholder, would trigger rights of first refusal to purchase the shares at market value. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”

Dividend Rights

     At the annual ordinary meeting of holders of Series A and Series D Shares, the board of directors submits our financial statements for the previous fiscal year, together with a report thereon by the board. The holders of Series A and Series D Shares, once they have approved the financial statements, determine the allocation of our net profits for the preceding year. They are required by law to allocate at least 5% of the net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our historical capital stock (before the effect of restatement). Thereafter, the shareholders may determine and allocate a certain percentage of net profits to any special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits are available for distribution. All shares outstanding and fully paid (including Series L Shares) at the time a dividend or other distribution is declared are entitled to share equally in the dividend or other distribution. No series of shares is entitled to a preferred dividend. Shares that are only partially paid participate in a dividend or other distributions in the same proportion that the shares have been paid at the time of the dividend or other distributions. Treasury shares are not entitled to dividends or other distributions. After ten years, dividend entitlement lapses in favor of the company.

Liquidation

     Upon our liquidation, a liquidator may be appointed to wind up our affairs. All fully paid and outstanding shares of capital stock (including Series L Shares) will be entitled to participate equally in any distribution upon liquidation. Shares that are only partially paid participate in any distribution upon liquidation in the proportion that they have been paid at the time of liquidation. There are no liquidation preferences for any series of our shares.

Preemptive Rights

     In the event of a capital increase, a holder of existing shares of the series to be issued has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder’s existing proportionate holdings of shares. Preemptive rights must be exercised within a term of not less than 15 days following the publication of notice of the capital increase in the Diario Oficial de la Federación and in one of the newspapers of general circulation in our corporate domicile. Under Mexican law, preemptive rights cannot be waived in advance of the issuance thereof and cannot be represented by an instrument that is negotiable separately from the corresponding share. As a result, there is no trading market for the rights in connection with a capital increase. Holders of ADSs that are U.S. persons or located in the United States may be restricted in their ability to participate in the exercise of the preemptive rights. See “Risk Factors—Risks Related to the Series L Shares and the ADSs” for a description of the circumstances under which holders of ADSs may not be entitled to exercise preemptive rights.

Foreign Investment Legislation; Related Bylaw Provisions

     Ownership by non-Mexicans of shares of Mexican enterprises is regulated by Ley de Inversión Extranjera (the 1993 Foreign Investment Law) and the subsequent 1998 regulations, the Foreign Investment Regulations. Comisión Nacional de Inversión Extranjera (the National Foreign Investment Commission) is responsible for the administration of the Foreign Investment Law. In order to comply with restrictions on the percentage of their capital stock that may be owned by non-Mexican investors, Mexican companies typically limit particular classes of their stock to Mexican ownership. Under the Foreign Investment Law, a trust for the benefit of one or more non-Mexican investors may qualify as Mexican if the trust meets certain conditions that will generally ensure that the non-Mexican investors do not determine how the shares are voted.

     The Foreign Investment Law generally allows foreign holdings of up to 100% of the capital stock of Mexican companies. However, the law reserves certain economic activities exclusively for the Mexican state and certain other activities for Mexican individuals or Mexican corporations, the charters of which contain a prohibition on ownership by non-Mexicans of the corporation’s capital stock. Although the Foreign Investment Law grants broad authority to the

Foreign Investment Commission to allow foreign investors to own more than 49% of the capital of Mexican enterprises after taking into consideration public policy and economic concerns, our bylaws provide that Series A Shares shall at all times constitute no less than 51% of all outstanding common shares (excluding Series L Shares) and may only be held by Mexican investors.

     Under our bylaws, in the event Series A Shares are subscribed or acquired by any other shareholders holding shares of any other series, and the shareholder has a nationality other than Mexican, these Series A Shares are automatically converted into shares of the same series of stock that this shareholder owns, and this conversion will be considered perfected at the same time as the subscription or acquisition, provided however that Series A Shares may never represent less than 51% of the outstanding capital stock.

Other Provisions

     Redemption. Our fully paid shares are subject to redemption in connection with either (i) a reduction of capital stock or (ii) a redemption with retained earnings, which, in either case, must be approved by our shareholders at an extraordinary shareholders’ meeting. The shares subject to any such redemption would be selected by us by lot or in the case of redemption with retained earnings, by purchasing shares by means of a tender offer conducted on the Mexican Stock Exchange, in accordance with the Mexican Companies Law.

     Capital Variations. According to our bylaws, any change in our authorized capital stock requires a resolution of an extraordinary meeting of shareholders. We are permitted to issue shares constituting fixed capital and shares constituting variable capital. At present, all of the issued shares of our capital stock, including those Series B and Series L Shares that remain in our treasury, constitute fixed capital. The fixed portion of our capital stock may only be increased or decreased by amendment of our bylaws upon resolution of an extraordinary meeting of the shareholders. The variable portion of our capital stock may be increased or decreased by resolution of an ordinary meeting of the shareholders without amending the bylaws. Under Mexican law and our bylaws, the outstanding variable portion of our stock may be redeemed at the holder’s option at any time at a redemption price equal to the lower of:

•	95% of the average market value of the shares on the Mexican Stock Exchange for 30 trading days on which the shares were quoted preceding the date on which the exercise of the option is effective; and
•	the book value of the shares at the end of the fiscal year in which the exercise of the option is effective.

If this option is exercised during the first three quarters of a fiscal year, it is effective at the end of that fiscal year, but if it is exercised during the fourth quarter, it is effective at the end of the next succeeding fiscal year. The redemption price would be payable following the ordinary meeting at which the relevant annual financial statements are approved.

     Fixed capital cannot be redeemed. Requests for redemption are satisfied only to the extent of available variable capital and in the order in which the requests are received. Requests that are received simultaneously are satisfied pro rata to the extent of available capital.

     Forfeiture of Shares. As required by Mexican law, our bylaws provide that our non-Mexican shareholders formally agree with the Secretaría de Relaciones Exteriores (the Ministry of Foreign Affairs) to:

•	to be considered as Mexicans with respect to our shares that they acquire or hold as well as to the property, rights, concessions, participation or interest owned by us or to the rights and obligations derived from any agreements we have with the Mexican government; and
•	not to invoke the protection of their own governments in matters relating to their ownership of our shares.

     Failure to comply with these provisions is subject to a penalty of forfeiture of the shareholders’ capital interests in favor of Mexico. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking its government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder. In the opinion of Lic. Carlos Aldrete Ancira, our

General Counsel, under this provision a non-Mexican shareholder is not deemed to have waived any other rights it may have, including any rights under the United States securities laws, with respect to its investment in our company. If the shareholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that this provision be included in the bylaws of all Mexican corporations unless the bylaws prohibit ownership of shares by non-Mexican persons.

     Duration. Our existence under the bylaws continues until 2090 unless extended through a resolution of an extraordinary shareholders meeting.

     Purchase of Our Own Shares. According to our bylaws, we generally may not repurchase our shares, subject to certain exceptions. First, we may repurchase fully paid shares for cancellation with distributable earnings pursuant to a decision of an extraordinary meeting of shareholders. Second, pursuant to judicial adjudication, we may acquire the shares of a shareholder in satisfaction of a debt owed to us by that shareholder; we must sell any shares so acquired within three months, otherwise our capital stock will be reduced and the shares cancelled. Third, in accordance with our bylaws, we would also be permitted to repurchase our own shares on the Mexican Stock Exchange under certain circumstances, with funds from a special reserve created for that purpose. We may hold shares we repurchase as treasury shares, which would be treated as authorized and issued but not outstanding unless and until subsequently subscribed for and sold.

     Conflict of Interest. A shareholder or director voting on a business transaction in which its interests conflict with our interests may be liable for damages, but only if the transaction would not have been approved without the shareholder’s or director’s vote.

     Actions Against Directors. Action for civil liabilities against directors may be initiated by resolution passed at an ordinary shareholders’ meeting. In the event the shareholders decide to bring the action, the directors against whom the action is brought immediately cease to be directors. Additionally, shareholders (including holders of Series L Shares) representing, in the aggregate, not less than 15% of the outstanding shares may directly bring an action against directors, provided that (i) the shareholders did not concur in the decision at the shareholders’ meeting not to take action against the directors and (ii) the claim covers all the damages alleged to have been caused to us and not only the portion corresponding to the shareholders. Any recovery of damages with respect to the action will be for our benefit and not for the shareholders bringing action.

     Appraisal Rights. Whenever the shareholders approve a change of corporate purposes, change of nationality of the company or transformation from one form of company to another, any shareholder entitled to vote who has voted against the change may withdraw from our company and receive the amount attributable to its shares under Mexican law, provided that the shareholder exercises its rights within 15 days following the adjournment of the meeting at which the change was approved. In this case, the shareholder would be entitled to the reimbursement of its shares, in proportion to the company’s assets in accordance with the last approved balance sheet. Because holders of Series L Shares are not entitled to vote on certain types of these changes, these withdrawal rights are available to holders of Series L Shares in fewer cases than to holders of other series of our capital stock.

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

     As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a United States company.

     In addition, under the United States federal securities laws, as a foreign private issuer, we are exempt from certain rules that apply to domestic United States. issuers with equity securities registered under the United States. Securities Exchange Act of 1934, including the proxy solicitation rules, the rules requiring disclosure of share ownership by directors, officers and certain shareholders. We are also exempt from certain of the corporate governance requirements of the New York Stock Exchange, Inc., including the requirements concerning independent directors.

Enforceability of Civil Liabilities

     We are organized under the laws of Mexico, and most of our directors, officers, and controlling persons reside outside the United States. In addition, a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in United States courts, or to enforce in United States courts judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the United States federal securities laws. There is doubt as to the enforceability against these persons in Mexico, whether in original actions or in actions to enforce judgments of United States courts, of liabilities based solely on the United States federal securities laws.

MATERIAL AGREEMENTS

     We manufacture, package, distribute and sell soft drink beverages and bottled water under bottler agreements with The Coca-Cola Company. In addition, pursuant to a tradename licensing agreement with The Coca-Cola Company, we are authorized to use certain trademark names of The Coca-Cola Company. For a discussion of the terms of these agreements, see “Item 4. Information on the Company—Bottler Agreements.”

     We are managed as a joint venture between a subsidiary of FEMSA and certain subsidiaries of The Coca-Cola Company, pursuant to a shareholders agreement. For a discussion of the terms of this agreement, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”

     We purchase the majority of our non-returnable plastic bottles, as well as pre-formed plastic ingots for the production of non-returnable plastic bottles, from ALPLA, an authorized provider of PET for The Coca-Cola Company, pursuant to an agreement we entered into in April 1998 for our original operations in Mexico. Under this agreement, we rent plant space to ALPLA, where it produces PET bottles and ingots to certain specifications and quantities for our use.

     See “Item 5. Operating and Financial Review and Prospects—Summary of Significant Debt Obligations” for a brief discussion of certain terms of our significant debt agreements.

     See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for a discussion of other transactions and agreements with our affiliates and associated companies.

EXCHANGE CONTROLS

     The Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Mexican pesos to U.S. dollars, no assurance can be given that the Mexican government will not institute a restrictive exchange control policy in the future.

TAXATION

     The following summary contains a description of certain U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of our 8.95% Notes due November 1, 2006, which we refer to as the Notes, Series L Shares or ADSs by a holder that is a citizen or resident of the United States, a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the Notes, Series L Shares or ADSs, which we refer to as a U.S. holder, but it does not purport to be a description of all of the possible tax considerations that may be relevant to a decision to purchase the Notes, Series L Shares or ADSs. In particular, this discussion does not address all Mexican or U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, dealers, traders who elect to mark to market, tax-exempt entities, insurance companies, investors who hold the Notes, Series L Shares or ADSs as part of a hedge, straddle, conversion or integrated transaction or investors who have a “functional currency” other than the U.S. dollar. This summary deals only with U.S. holders that will hold the Notes, Series L Shares or ADSs as capital assets, but does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of the voting shares (including Series L Shares) of our company. Nor does it address the situation of holders of Notes who did not acquire the Notes as part of the initial distribution.

     This summary is based upon tax laws of the United States and Mexico as in effect on the date of this annual report, including the provisions of the income tax treaty between the United States and Mexico, which we refer in this annual report as the Tax Treaty, which are subject to change. The summary does not address any tax consequences under the laws of any state or locality of Mexico or the United States or the laws of any taxing jurisdiction other than the federal laws of Mexico and the United States. Holders of the Notes, Series L Shares or ADSs should consult their tax advisers as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of Notes, Series L Shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Mexican Taxation

     For purposes of this summary, the term “non-resident holder” means a holder that is not a resident of Mexico and that does not hold the Notes, Series L Shares, or ADSs in connection with the conduct of a trade or business through a permanent establishment in Mexico. For purposes of Mexican taxation, an individual is a resident of Mexico if he or she has established his or her home in Mexico, or if he or she has another home outside Mexico but his or her “center of vital interest” (as defined in the Mexican Tax Code) is located in Mexico. It is considered that the “center of vital interests” of an individual is situated in Mexico, among other cases, when more than 50% of that person’s total income during a calendar year originates from within Mexico. A legal entity is a resident of Mexico either if it is organized under the laws of Mexico or if it has its principal place of business or its place of effective management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such a person can demonstrate that the contrary is true. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to such a permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

Tax Considerations Relating to the Notes

     Taxation of Interest and Principal in Respect of the Notes. Under Mexican income tax law, payments of interest by a Mexican issuer in respect of its notes (including payments of principal in excess of the issue price of such notes, which, under Mexican law, are deemed to be interest) to a non-resident holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% if (i) the relevant notes are registered with the Special Section of the National Registry of Securities and Intermediaries maintained by the National Banking and Securities Commission, (ii) the notes are placed, through banks or brokerage houses, in a country that has entered into a treaty to avoid double taxation with Mexico, and (iii) no party related to us (defined under the applicable law as parties that are shareholders of our company that own, directly or indirectly, individually or collectively, with related persons (within the meaning of the applicable law) more than ten percent of our voting stock or corporations more than twenty percent of the stock of which is owned, directly or indirectly, individually or collectively, by related persons of our company), directly or indirectly, is the effective beneficiary of five percent or more of the aggregate amount of each such interest payment.

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

     We have agreed, subject to specified exceptions, to pay additional amounts, which we refer to as Additional Amounts, to the holders of the Notes in respect of the Mexican withholding taxes mentioned above. If we pay Additional Amounts in respect of such Mexican withholding taxes, any refunds received with respect to such Additional Amounts will be for the account of our company.

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

     Taxation of Dispositions of ADSs or Series L Shares. Gains from the sale or disposition of ADSs by non-resident holders will not be subject to Mexican withholding tax. Gains from the sale of Series L Shares carried out by non-resident holders through the Mexican Stock Exchange or other securities markets situated in countries that have a tax treaty with Mexico will generally be exempt from Mexican tax provided certain additional requirements are met. Also, certain restrictions will apply if the Series L Shares are transferred as a consequence of public offerings.

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

     The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisers regarding the availability of foreign tax credits and the treatment of Additional Amounts.

     Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial. U.S. holders should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

     A holder or beneficial owner of Notes that is, with respect to the United States, a foreign corporation or a nonresident alien individual, which we refer to as a Non-U.S. holder, generally will not be subject to U.S. federal income or withholding tax on interest income or Additional Amounts earned in respect of Notes, unless such income is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States.

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

     Taxation of Dividends. The gross amount of any dividends paid with respect to the Series L Shares represented by ADSs or the Series L Shares generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, in the case of the Series L Shares, or by the Depositary, in the case of the Series L Shares represented by ADSs, and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of the Series L Shares, or by the Depositary, in the case of the Series L Shares represented by the ADSs (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of Series L Shares or ADSs after December 31, 2002 and before January 1, 2009 is subject to taxation at a maximum rate of 15%. U.S. holders should consult their own tax advisers regarding the availability of the reduced dividends tax rate in light of their own particular circumstances. U.S. holders should consult their tax advisers regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt. Dividends generally will constitute foreign source “passive income” or, in the case of certain U.S. holders, “financial services income” for U.S. foreign tax credit purposes.

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

     Gain, if any, realized by a U.S. holder on the sale or other disposition of Series L Shares or ADSs will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of Series L Shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisers regarding the application of the foreign tax credit rules to their investment in, and disposition of, Series L Shares.

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

DOCUMENTS ON DISPLAY

     We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, we were not required to make filings with the SEC by electronic means prior to November 4, 2002. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

     Our business activities require the holding or issuing of financial instruments that expose us to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk.

Interest Rate Risk

     Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2003, we had outstanding indebtedness of Ps.27,256.8 million, of which 35.7% bore interest at fixed interest rates and 64.3% bore interest at variable interest rates. Swap contracts held by us effectively switch a portion of our variable-rate indebtedness into fixed-rate indebtedness. After giving effect to these contracts, as of December 31, 2003 69.8% of our debt was fixed-rate and 30.2% of our debt was variable-rate. The interest rate on our variable rate debt is determined by reference to the London Interbank Offer Rate, or LIBOR, a benchmark rate used for Eurodollar loans, the CETE, U.S. treasury bonds and TIIE. If these reference rates increase, our interest payments would consequently increase.

     The table below provides information about our financial instruments that are sensitive to changes in interest rates, including the effect of our interest rate swaps on our debt obligations. The table presents notional amounts and weighted average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on the reference rates on December 31, 2003, plus spreads, contracted by us. The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos and Colombian pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, utilizing the December 31, 2003 exchange rate of Ps.11.235 Mexican pesos per U.S. dollar.

     The table below also includes the fair value of long-term debt based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities. Furthermore, the fair value of long-term notes payable is based on quoted market prices, and the fair value of the interest rate swaps is estimated based on quoted market prices to terminate the contracts on December 31, 2003. As of December 31, 2003, the fair value represents a loss amount of Ps.712 million.

Principal by Year of Maturity
At December 31, 2003
(millions of constant Mexican pesos)

	At December 31, 2003								At December 31, 2002
	2004	2005	2006	2007	2008	2009 and thereafter	Total	Fair Value	Carrying Value	Fair Value
Fixed Rate Debt
U.S. dollars	1,124	390	6,247	781	390	3,433	12,365	12,889	3,263	3,700
Interest rate(1)	9.4%	4.1%	5.5%	4.1%	4.1%	7.3%	6.2%	—	9.1%	—
Pesos	—	—	1,418	—	3,750	1,500	6,668	6,860	—	—
Interest rate(1)	—	—	8.7%	—	9.0%	10.2%	9.2%	—	—	—

Variable Rate Debt
U.S. dollars	122	8	8	7	2	—	147	147	38	38
Interest rate(1)	2.7%	10.0%	10.0%	10.1%	10.1%	—	2.9%	—	9.5%	—
Pesos	905	3,207	914	2,913	457	—	8,396	2,519	5	5
Interest rate(1)	6.3%	5.6%	6.8%	5.9%	6.8%	—	6.0%	—	6.8%	—
Colombian pesos	—	266	182	138	—	—	586	586	—	—
Interest rate(1)	—	10.6%	9.7%	10.7%	—	—	10.3%	—	—	—

(1)	Calculated by a weighted average rate.

     In the table above we are including the effects of all of our interest swaps agreements, each of which is a contract that swaps a variable interest rate for a fixed interest rate. As of December 31, 2003, we have the following outstanding agreements:

Maturity Date	Notional Amount(1)		Pay Rate	Fair Value(1)

2006	Ps.	3,219	3.6%	Ps.	(29)
2008		6,092	6.7%		(71)

(1)	In millions of Mexican pesos.

     A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to floating-rate liabilities held at December 31, 2003 would increase our interest expense by approximately Ps.82 million, or 16.0% over a 12-month period of 2004, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest swap agreements.

Foreign Currency Exchange Rate Risk

     Our principal exchange rate risk involves changes in the value of the local currencies, of each country in which we operate, relative to the U.S. dollar. In 2003, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency

At December 31, 2003

Currency /Country	%
Mexican peso (Mexico)	66.6
Quetzal (Guatemala)	1.4
Cordoba (Nicaragua)	1.3
Colon (Costa Rica)	2.2
U.S. dollar (Panama)	1.3
Colombian peso (Colombia)	6.5
Bolivar (Venezuela)	7.1
Real (Brazil)	7.8
Argentine peso (Argentina)	5.8

     We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for the foreign subsidiaries that are part of Coca-Cola FEMSA. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country in which we operate, are denominated in U.S. dollars. As of December 31, 2003, 45.9% of our indebtedness was denominated in U.S. dollars, 51.9% in Mexican pesos and the remaining 2.2% in Colombian pesos. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency denominated operating costs and expenses and of the debt service obligations with respect to our foreign currency denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses as the Mexican peso value of our foreign currency denominated indebtedness is increased.

     Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to U.S. dollar-denominated debt obligations as shown in the interest risk table above. We occasionally utilize currency forward contracts to hedge our exposure to the U.S. dollar relative to the Mexican peso and other currencies.

     As of December 31, 2003 and 2002, we did not have any forward agreements to hedge our operations denominated in U.S. dollars, and we did not have any call option agreements to buy U.S. dollars.

     The fair value of the foreign currency forward contracts is estimated based on quoted market prices of each agreement at year-end assuming the same maturity dates originally contracted. The fair value of the call option agreements is estimated based on quoted market prices of the cost of such agreements, considering the same amounts, exchange rates and maturity dates originally contracted.

     A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the Mexican peso relative to the U.S. dollar occurring on December 31, 2003, would have resulted in an increase in our net consolidated integral result of financing expense of approximately Ps.1,239 million over a 12-month period of 2004, reflecting higher interest expense and foreign exchange gain generated by the cash balances held in U.S. dollars as of that date, net of the loss based on our U.S. dollar-denominated indebtedness at December 31, 2003. However, this result does not take into account any gain on monetary position that would be expected to result from an increase in the inflation rate generated by a devaluation of the Mexican peso relative to the U.S. dollar, which gain on monetary position would reduce the consolidated net integral result of financing.

     As of March 15, 2004, the exchange rates relative to the U.S. dollar of all the countries in which we operate have had revaluation or devaluation movements as follows:

	Exchange Rate March 15, 2004	(Devaluation) or Revaluation

Mexico	10.95	2.5%
Guatemala	8.10	(0.9)%
Nicaragua	15.71	(1.0)%
Costa Rica	422.47	(0.8)%
Panama	1.00	–
Colombia	2,654.10	4.5%
Venezuela	1,920.00	(3.6)%
Brazil	2.91	(0.7)%
Argentina	2.91	0.9%

     A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies, of all the countries in which we operate, on an individual basis, relative to the U.S. dollar occurring on December 31, 2003, would produce a reduction in stockholders’ equity of approximately the following amounts:

	Reduction in Stockholders’ equity (millions of Mexican pesos)

Mexico	Ps.	2,115
Guatemala		17
Nicaragua		60
Costa Rica		188
Panama		85
Colombia		457
Venezuela		94
Brazil		223
Argentina		70

Equity Risk

     During 2002, one of our subsidiaries entered into an equity forward purchase contract, expiring in June 2004, on 92% of the Molson shares received from the sale of Cervejarias Kaiser, with a notional amount of approximately Ps.203.4 million. The fair value of the equity forward purchase contract of Ps.73.8 million is the loss resulting from the difference between the strike price of the forward contract and the market value of the shares.

Commodity Price Risk

     We entered into various derivative contracts to hedge the cost of certain raw materials. The result of the commodity price contracts was a gain of Ps.3 million as of December 31, 2003, which where recorded in the results of operations of the year. The fair value is estimated based on the quoted market prices to terminate the contracts at the reporting date. As of December 31, 2003, we had various derivate instruments contracts with maturity dates in 2004 and 2005, notional amounts of Ps.59 million and the fair value of Ps.3 million.

     The outstanding agreements and their terms are as follows:

Year Ended December 31, 2003
(thousands of Mexican pesos)

Maturity Date	Agreement Type	Notional Amount	Fair Value	Tonnage

2004	Swaptions	Ps. 37,120	Ps. (19)	Tons. 2,360
2004	Swaps	21,687	2,783	1,370

The fair value is estimated based on quoted market prices to terminate the agreements at December 31, 2003.

Items 12-14. Not Applicable

Item 15. Controls and Procedures

     (a) As of December 31, 2003, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

     (b) There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     At our annual ordinary shareholders’ meeting in March 2004, our shareholders elected the following four members of the Audit Committee: Alexis Rovzar, Charles H. McTier, José Manuel Canal and Francisco Zambrano and designated Mr. José Manuel Canal as an “audit committee financial expert” within the meaning of this Item 16A. Although under Mexican law the determination of the shareholders is binding on our company, our board of directors will confirm this designation at its next board meeting.

Item 16B. Code of Ethics

     We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our web site at www.cocacola-femsa.com.mx/code of ethics. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at the same address

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

     The following table summarizes the aggregate fees billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tohmatsu, and its affiliates including Deloitte Consulting, which we collectively refer to as Deloitte & Touche, during the fiscal years ended December 31, 2002 and 2003:

	Year ended December 31,

	2003		2002

	(millions of Mexican pesos)

Audit fees	Ps.	50	Ps.	11
Audit-related fees		6		22
Tax fees		3		—
Other fees		2		2

Total fees	Ps.	61	Ps.	35

     Audit fees. Audit fees in the above table are the aggregate fees billed by Deloitte & Touche in connection with the audit of our annual financial statements, the review of our quarterly financial statements, and statutory and regulatory audits. Additionally, in 2003, the audit fees included the opening balance sheet audit fees associated with the Panamco acquisition.

      Audit-related Fees. Audit-related fees in the above table for the year ended December 31, 2003 are the aggregate fees billed by Deloitte & Touche for financial accounting and reporting consultations.

     Audit-related fees in the above table for the year ended December 31, 2002 are the aggregate fees billed by Deloitte & Touche for due diligence associated with acquisitions (predominately the Panamco acquisition), financial accounting and reporting consultations.

     Tax Fees. Tax fees in the above table are fees billed by Deloitte & Touche for services based upon existing facts and prior transactions in order to document, compute, and obtain government approval for amounts included in tax filings such as value-added tax return assistance, transfer pricing documentation and requests for technical advice from taxing authorities.

     Other Fees. Other fees in the above table are fees billed by Deloitte and Touche for non-audit services rendered by Deloitte Consulting. As a percentage of total fees billed to Coca-Cola FEMSA, other fees represent 3.3% and 5.7% for 2003 and 2002, respectively.

Audit Committee Pre-Approval Policies and Procedures

     We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by our external auditors must be pre-approved by the audit committee as set forth in the audit committee’s charter. Any service proposals submitted by external auditors need to be discussed and approved by the audit committee during its meetings, which take place at least four times a year. Once the proposed service is approved, we or our subsidiaries formalize the engagement of services. The approval of any audit and non-audit services to be provided by our external auditors is specified in the minutes of our audit committee. In addition, the members of our board of directors are briefed on matters discussed by the different committees of our board.

Item 16D. Not Applicable

Item 16E. Not Applicable

Item 17. Not Applicable

Item 18. Financial Statements

     Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19. Exhibits

*	All supplementary schedules relating to the registrant are omitted because they are not required or because the required information, where material, is contained in the Financial Statements or Notes thereto.

     (b)      List of Exhibits

Exhibit No:	Description

Exhibit 1.1	Amended and Restated Bylaws (Estatutos Sociales) of Coca-Cola FEMSA, dated May 6, 2003 (with English translation) (incorporated by reference to Exhibit 1.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F on June 27, 2003 (File No. 1-12260)).

Exhibit 2.1	Deposit Agreement, dated as of September 1, 1993, among Coca-Cola FEMSA, the Bank of New York, as Depositary, and Holders and Beneficial Owners of American Depository Receipts (incorporated by reference to Exhibit 3.5 to the Registration Statement of FEMSA on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

Exhibit 2.2	Indenture Agreement, dated as of October 28, 1996, between Coca-Cola FEMSA and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 2.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1997 (File No. 1-12260)).

Exhibit 2.3	Note Purchase Agreement, dated as of August 26, 1994, between Coca-Cola FEMSA and the holders specified therein (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

Exhibit 2.4	Indenture, dated July 11, 1997, by and between Corporación Interamericana de Bebidas, S.A. de C.V. and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.1 of

Exhibit No:	Description

Panamco’s Registration Statement on Form F-4, (File No. 333-7918)).

Exhibit 2.5	First Supplemental Indenture, dated October 15, 2003, between Corporación Interamericana de Bebidas, S.A. de C.V., as Issuer, Coca-Cola FEMSA, as Guarantor, and JPMorgan Chase Bank, as Trustee.

Exhibit 2.6	Second Supplemental Indenture, dated November 19, 2003, between Corporación Interamericana de Bebidas, S.A. de C.V., as Issuer, Coca-Cola FEMSA, as Guarantor, and JPMorgan Chase Bank, as Trustee.

Exhibit 2.7	Term Loan Agreement, dated April 23, 2003, by and among Coca-Cola FEMSA, JPMorgan Chase Bank, Banco J.P. Morgan, S.A., Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities Inc., Banco Nacional de México, S.A., BBVA Bancomer and ING Bank, N.V. (incorporated by reference to Exhibit 2.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit 4.1	Amended and Restated Shareholders Agreement dated as of July 6, 2002, by and among CIBSA, Emprex, The Coca-Cola Company and Inmex, (incorporated by reference to Exhibit 4.13 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit 4.2	Amendment, dated May 6, 2003, to the Amended and Restated Shareholders Agreement, dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit 4.3	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the valley of Mexico.

Exhibit 4.4	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the valley of Mexico (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.5	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico.

Exhibit 4.6	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.7	Bottler Agreement, dated July 1, 1999, between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Exhibit 4.32 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit 4.8	Bottler Agreement, dated July 1, 1999, between Panamco Bajio, S.A. de C.V. and The Coca-Cola Company with respect to operations in Bajio, Mexico (English translation) (incorporated by

Exhibit No:	Description

reference to Exhibit 4.33 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit 4.9	Bottler Agreement and Letter Agreement, both dated March 18, 2000, between The Coca-Cola Company and Embotelladora Central, S.A with respect to operations in Guatemala (English translation).

Exhibit 4.10	Bottler Agreement and Letter Agreement, both dated May 13, 2001, between The Coca-Cola Company and Panamco de Nicaragua, S.A. with respect to operations in Nicaragua (English translation).

Exhibit 4.11	Bottler Agreement and Letter Agreement, both dated October 1, 2002, between The Coca-Cola Company and Embotelladora Panamco Tica, S.A. with respect to operations in Costa Rica (English translation).

Exhibit 4.12	Bottler Agreement, dated July 1, 1999, between The Coca-Cola Company and Panamco-Colombia, S.A., with respect to operations in Colombia (English translation).

Exhibit 4.13	Bottler Agreement, dated August 16, 1996 and Letter of Renewal, dated February 9, 2001, between The Coca-Cola Company and Embotelladora Coca-Cola y Hit de Venezuela, S.A. with respect to operations in Venezuela (English translation).

Exhibit 4.14	Bottler Agreement, dated August 16, 1996 and Letter of Renewal, dated February 9, 2001, between Advantage Investments, Inc. and Embotelladora Coca-Cola y Hit de Venezuela, S.A. with respect to operations in Venezuela (English translation).

Exhibit 4.15	Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL – Industria Brasileira de Bebidas, S.A. and The Coca-Cola Company with respect to operations in Sao Paulo, Brazil (English translation).

Exhibit 4.16	Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL – Industria Brasileira de Bebidas, S.A. and The Coca-Cola Company with respect to operations in Campinas, Brazil (English translation).

Exhibit 4.17	Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL – Industria Brasileira de Bebidas, S.A., and The Coca-Cola Company with respect to operations in Campo Grande, Brazil (English translation).

Exhibit 4.18	Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

Exhibit 4.19	Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

Exhibit 4.20	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File

Exhibit No:	Description

No. 1-12260)).

Exhibit 4.21	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.22	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.23	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.24	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

Exhibit 4.25	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.40 to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

Exhibit 4.26	Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administracion de Marcas S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Exhibit 10.3 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

Exhibit 4.27	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.6 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

Exhibit 4.28	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.7 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

Exhibit 4.29	Supply Agreement dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Empaques, (incorporated by reference to Exhibit 10.7 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.30	Supply Agreement dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).*

Exhibit No:	Description

Exhibit 4.31	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA and FEMSA Logística (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

Exhibit 4.32	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.8 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

Exhibit 4.33	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.9 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

Exhibit 4.34	Memorandum of Understanding, dated as of March 11, 2003, by and among Panamco, as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Exhibit 10.14 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

Exhibit 8.1	Significant Subsidiaries.

Exhibit 12.1	CEO Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 5, 2004.

Exhibit 12.2	CFO Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 5, 2004.

Exhibit 13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 5, 2004.

*	Portions of Exhibit 4.31 have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

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

     Dated: April 5, 2004

COCA-COLA FEMSA, S.A. de C.V.

By: /s/	HÉCTOR TREVIÑO GUTIÉRREZ Héctor Treviño Gutiérrez

INDEPENDENT AUDITORS’ REPORT To the Board of Directors and Stockholders of Coca-Cola FEMSA, S. A. de C. V.:

We have audited the accompanying consolidated balance sheets of Coca-Cola FEMSA, S.A. de C.V. (a Mexican corporation) and subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in financial position and changes in stockholders’ equity for each of the three years in the period ended December 31, 2003, all expressed in thousands of Mexican pesos of purchasing power as of December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Coca-Cola FEMSA, S.A. de C.V. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations, changes in their financial position and changes in their stockholders’ equity for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico.

As mentioned in Note 2, the Company acquired Panamerican Beverages, Inc. on May 6, 2003, incorporating its results of operations since the date of acquisition, as a result of which the 2003 consolidated results of operations and consolidated financial position are not comparable with those of the prior years.

As mentioned in Note 5, effective January 1, 2003, the Company adopted new bulletins C-8 “Intangible Assets” and C-9 “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments”. Additionally, effective January 1, 2001, the Company adopted Bulletin C-2 “Financial Instruments”.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of income for each of the three years in the period ended December 31, 2003, and the determination of stockholders’ equity at December 31, 2003 and 2002, to the extent summarized in Note 26.

Our audits also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

A member firm of Deloitte Touche Tohmatsu

C. P. C. Jorge Alamillo Sotomayor

Mexico City, Mexico February 9, 2004

Translation of financial statements originally issued in Spanish

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheets
At December 31, 2003 and 2002 Amounts expressed in thousands of US Dollars ($) and in thousands of constant Mexican Pesos (Ps.) as of December 31, 2003

ASSETS	2003				2002

Current Assets:
Cash and cash equivalents	$247,729	Ps.	2,783,233	Ps.	6,429,449

Accounts receivable
Trade	119,084		1,337,910		581,014
Notes	7,566		85,002		12,770
Other	34,766		390,607		214,452

	161,416		1,813,519		808,236

Recoverable taxes	96,864		1,088,272		251,546
Inventories	194,631		2,186,675		798,635
Prepaid expenses	17,982		202,015		76,519

Total Current Assets	718,622		8,073,714		8,364,385

Property, Plant and Equipment:
Land	221,120		2,484,283		819,901
Buildings, machinery and equipment	2,141,467		24,059,383		9,373,780
Accumulated depreciation	(924,395)		(10,385,578)		(3,441,413)
Construction in progress	59,757		671,374		381,477
Bottles and cases	84,318		947,315		302,793

Total Property, Plant and Equipment, Net	1,582,267		17,776,777		7,436,538

Investments in Shares	41,865		470,355		131,861
Other assets, Net	122,637		1,377,828		885,139
Intangible assets, Net	3,001,431		33,721,079		268,746

TOTAL ASSETS	$5,466,822	Ps.	61,419,753	Ps.	17,086,669

LIABILITIES AND STOCKHOLDERS’ EQUITY	2003				2002

Current Liabilities:		.
Bank loans and interest	$180,905	Ps	2,032,471	Ps.	74,762
Current maturities of long-term debt	110,889		1,245,834		9,664
Notes payable	5,242		58,889		-
Suppliers	300,526		3,376,409		1,681,078
Accounts payable	121,174		1,361,408		433,243
Accrued taxes	91,206		1,024,704		236,289
Other liabilities	27,082		304,241		255,864

Total Current Liabilities	837,024		9,403,956		2,690,900

Long-term Liabilities:
Long-term debt	2,315,176		26,011,000		3,295,968
Notes payable	2,703		30,375		-
Pension plan	46,931		527,266		171,283
Seniority premiums	4,705		52,861		22,034
Deferred taxes	33,507		376,450		847,974
Other liabilities	195,928		2,201,268		390,369

Total Long-term Liabilities	2,598,950		29,199,220		4,727,628

Total Liabilities	3,435,974		38,603,176		7,418,528

Stockholders’ Equity:
Minority interest in consolidated subsidiaries	14,549		163,459		-

Majority interest:
Capital stock	236,355		2,655,453		2,463,868
Additional paid-in capital	1,011,254		11,361,439		1,733,482
Retained earnings from prior years	841,177		9,450,618		6,789,817
Net income for the year	205,771		2,311,842		2,660,801
Cumulative translation adjustment	(127,118)		(1,428,171)		(1,039,670)
Cumulative result of holding nonmonetary assets	(151,140)		(1,698,063)		(2,940,157)

Total majority interest	2,016,299		22,653,118		9,668,141

Total Stockholders’ Equity	2,030,848		22,816,577		9,668,141

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$5,466,822	Ps.	61,419,753	Ps.	17,086,669

The accompanying notes are an integral part of these consolidated balance sheets.

Mexico City, February 9, 2004

Carlos Salazar Lomelín Chief Executive Officer	Héctor Treviño Gutiérrez Chief Financial and Administrative Officer

Translation of financial statements originally issued in Spanish

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Income Statements
For the years ended December 31, 2003, 2002 and 2001 Amounts expressed in thousands of US Dollars ($) and in thousands of constant Mexican Pesos (Ps.) as of December 31, 2003

	2003				2002		2001

Net sales	$3,158,596	Ps.	35,486,829	Ps.	18,518,634	Ps.	17,636,475
Other operating revenues	21,592		242,588		148,879		135,089

Total revenues	3,180,188		35,729,417		18,667,513		17,771,564
Cost of sales	1,600,387		17,980,349		8,680,755		8,255,731

Gross profit	1,579,801		17,749,068		9,986,758		9,515,833

Operating expenses:
Administrative	207,735		2,333,900		1,474,810		1,357,739
Selling	774,793		8,704,808		3,844,503		3,993,292

	982,528		11,038,708		5,319,313		5,351,031
Amortization of goodwill	-		-		40,635		108,253

Income from operations	597,273		6,710,360		4,626,810		4,056,549

Integral result of financing:
Interest expense	138,091		1,551,452		348,379		343,435
Interest income	(20,208)		(227,039)		(263,986)		(287,692)
Foreign exchange (gain) loss, net	180,500		2,027,922		(249,961)		(10,330)
(Gain) loss on monetary position	(77,512)		(870,843)		(394,776)		84,183

	220,871		2,481,492		(560,344)		129,596

Other expense, net	21,238		238,586		614,240		44,147

Income for the year before income taxes, employee profit sharing and change in accounting principles	355,164		3,990,282		4,572,914		3,882,806
Income taxes and employee profit sharing	147,594		1,658,229		1,912,113		1,526,743

Income for the year before change in accounting principles	207,570		2,332,053		2,660,801		2,356,063
Change in accounting principles	-		-		-		30,124

Net income for the year	$207,570	Ps.	2,332,053	Ps.	2,660,801	Ps.	2,325,939

Minority net income	1,799		20,211		-		-
Majority net income	$205,771	Ps.	2,311,842	Ps.	2,660,801	Ps.	2,325,939

Weighted average shares outstanding (in thousands)	1,704,250		1,704,250		1,425,000		1,425,000
Income per share before change in accounting principles	$0.12	Ps.	1.36	Ps.	1.87	Ps.	1.65

Majority net income per share	$0.12	Ps.	1.36	Ps.	1.87	Ps.	1.63

The accompanying notes are an integral part of these consolidated statements.

Translation of financial statements originally issued in Spanish

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Statements of Changes in Financial Position
For the years ended December 31, 2003, 2002 and 2001 Amounts expressed in thousands of US Dollars ($) and in thousands of constant Mexican Pesos (Ps.) as of December 31, 2003

	2003				2002		2001

RESOURCES GENERATED BY (USED IN):
Operating Activities:
Net income for the year	$207,570	Ps.	2,332,053	Ps.	2,660,801	Ps.	2,325,939
Depreciation	86,115		967,490		572,211		638,261
Breakage of bottles and cases	24,359		273,670		200,801		208,212
Goodwill amortization and impairment	-		-		497,829		108,253
Amortization and other	67,214		755,154		310,352		152,818

	385,258		4,328,367		4,241,994		3,433,483

Working capital:
Accounts receivable	18,497		207,809		197,145		(188,522)
Inventories	(33,164)		(372,600)		(226,701)		(152,897)
Prepaid expenses and recoverable taxes	(52,460)		(589,387)		(590,382)		16,353
Suppliers	(11,710)		(131,562)		59,449		279,758
Accounts payable and other	(84,825)		(953,004)		214,441		(39,490)
Accrued taxes	(9,591)		(107,754)		113,481		162,945
Interest payable	14,654		164,643		5,106		(6,640)
Pension plan and seniority premiums	(2,716)		(30,513)		(9,552)		15,081

NET RESOURCES GENERATED BY OPERATING ACTIVITIES	223,943		2,515,999		4,004,981		3,520,071

Investing Activities:
Panamerican Beverages, Inc. acquisition	(2,638,932)		(29,648,404)		-		-
Property, plant and equipment	(138,403)		(1,554,957)		(919,585)		(770,242)
Retirements of property, plant and equipment	-		-		-		134,591
Investments in shares and other assets	(31,637)		(355,448)		(490,121)		(229,650)

NET RESOURCES USED IN INVESTING ACTIVITIES	(2,808,972)		(31,558,809)		(1,409,706)		(865,301)

Financing Activities:
Amortization in real terms of financing	80,693		906,587		245,402		(281,186)
Translation adjustment in foreign subsidiaries	(34,580)		(388,501)		(515,251)		641,181
Proceeds from issuance of long-term debt	1,388,417		15,598,869		(21,638)		(19,329)
Dividends paid	-		-		(608,260)		(331,447)
Other liabilities	(48,057)		(539,903)		19,194		133,888
Increase in capital stock	874,014		9,819,542		-		-

NET RESOURCES OBTAINED FROM (USED IN) FINANCING ACTIVITIES	2,260,487		25,396,594		(880,553)		143,107

Decrease in cash and cash equivalents	(324,542)		(3,646,216)		1,714,722		2,797,877
Cash and cash equivalents at beginning of the year	572,271		6,429,449		4,714,727		1,916,850

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$247,729	Ps.	2,783,233	Ps.	6,429,449	Ps.	4,714,727

The accompanying notes are an integral part of these consolidated statements of changes in financial position.

Translation of financial statements originally issued in Spanish

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2003, 2002 and 2001
Amounts expressed in thousands of constant Mexican Pesos (Ps.) as of December 31, 2003

Description		Capital Stock		Additional Paid-in Capital		Retained Earnings from Prior Years

Consolidated Balances at December 31, 2000	Ps.	2,463,868	Ps.	1,733,482	Ps.	4,002,649

Transfer of income of prior year		-		-		1,400,936
Dividends declared and paid		-		-		(331,447)
Comprehensive income		-		-		-

Consolidated Balances at December 31, 2001	Ps.	2,463,868	Ps.	1,733,482	Ps.	5,072,138

Transfer of income of prior year		-		-		2,325,939
Dividends declared and paid		-		-		(608,260)
Comprehensive income		-		-		-

Consolidated Balances at December 31, 2002	Ps.	2,463,868	Ps.	1,733,482	Ps.	6,789,817

Minority interest at Panamerican Beverages, Inc. acquisition		-		-		-
Increase in capital stock		191,585		9,627,957		-
Transfer of income of prior year		-		-		2,660,801
Comprehensive income		-		-		-

Consolidated Balances at December 31, 2003	Ps.	2,655,453	Ps.	11,361,439	Ps.	9,450,618

The accompanying notes are an integral part of these consolidated statements of changes in stockholders’ equity.

Transfer of additional paid in capital to capital stock

	Net Income for the Year		Cumulative Translation Adjustment		Cumulative Result of Holding Nonmonetary Assets		Total Majority Interest		Minority Interest in Consolidated Subsidiaries		Total Stockholders’ Equity

Ps.	1,400,936	Ps.	(1,165,600)	Ps.	(2,224,946)	Ps.	6,210,389	Ps.	-	Ps.	6,210,389

	(1,400,936)		-		-		-		-		-
	-		-		-		(331,447)		-		(331,447)
	2,325,939		641,181		(682,866)		2,284,254		-		2,284,254

Ps.	2,325,939	Ps.	(524,419)	Ps.	(2,907,812)	Ps.	8,163,196	Ps.	-	Ps.	8,163,196

	(2,325,939)		-		-		-		-
	-		-		-		(608,260)		-		(608,260)
	2,660,801		(515,251)		(32,345)		2,113,205		-		2,113,205

Ps.	2,660,801	Ps.	(1,039,670)	Ps.	(2,940,157)	Ps.	9,668,141	Ps.	-	Ps.	9,668,141

	-		-		-		-		143,248		143,248
	-		-		-		9,819,542		-		9,819,542
	(2,660,801)		-		-		-		-		-
	2,311,842		(388,501)		1,242,094		3,165,435		20,211		3,185,646

Ps.	2,311,842	Ps.	(1,428,171)	Ps.	(1,698,063)	Ps.	22,653,118	Ps.	163,459	Ps.	22,816,577

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
At December 31, 2003, 2002 and 2001
Amounts expressed in thousands of US Dollars ($) and in thousands of constant Mexican Pesos (Ps.) as of December 31, 2003

Note 1. Activities of the Company

Coca-Cola FEMSA, S.A. de C.V. (“Coca-Cola FEMSA”) is a Mexican corporation whose main activity is the acquisition, holding and transferring of all types of bonds, capital stock, shares and marketable securities.

Coca-Cola FEMSA is an association between Fomento Economico Mexicano, S.A. de C.V. (“FEMSA”), which indirectly owns 45.7% of the capital stock (53.6% of the voting shares), and The Coca-Cola Company, which indirectly owns 39.6% of the capital stock. The remaining 14.7% of the shares are quoted on the Bolsa Mexicana de Valores, S.A. de C.V. (BMV: KOFL) and the New York Stock Exchange, Inc. (NYSE: KOF).

Coca-Cola FEMSA and its subsidiaries (“the Company”), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela, Brazil and Argentina.

On November 5, 2001, the Company entered into a franchise agreement with FEMSA for the production, distribution and sale of the Mundet brand beverages throughout the territories where the Company operates.

Note 2. Acquisition of Panamerican Beverages, Inc.

On May 6, 2003, Coca-Cola FEMSA acquired 100% of the outstanding stock of Panamerican Beverages, Inc. (“Panamco”) for Ps. 29,518,105 excluding transaction expenses. As part of the acquisition, the Company assumed Ps. 9,084,963 of net debt and incurred transaction costs of Ps. 388,436, which consisted of financial, advisory and legal fees that were capitalized as adjustments to the purchase price.

The results of Panamco’s operations have been included in the consolidated financial statements since the date of acquisition, as a result of which the 2003 results of operations and balance sheet are not comparable with those of the prior year. The 2003 statement of changes in financial position has been reclassified to present the effects of the acquisition and incorporation of Panamco as a single line item.

At the acquisition date, Panamco produced and distributed Coca-Cola trademark beverages in its bottling territories in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil, along with bottled water and other beverages in some of these territories and beer in Brazil. The results of Panamco’s operations have been included in the consolidated financial statements since the date of acquisition.

The transaction was financed with an equity contribution from FEMSA of Ps. 2,778,674, an exchange of The Coca-Cola Company’s equity interests in Panamco valued at Ps. 7,040,868, for new shares of Coca-Cola FEMSA, cash on hand of Ps. 2,820,351, and new indebtedness in Mexican pesos and US dollars in the amount of Ps. 17,266,648.

The exchange of equity interests of The Coca-Cola Company as well as the capital increase from FEMSA generated additional paid-in capital in majority stockholders’ equity, since the shares were subscribed at a value greater than the book value of the shares at the subscription date.

The acquisition of Panamco’s operations has great strategic importance for Coca-Cola FEMSA, because it positions the Company as:

a) A strong multinational bottler, assuring its growth in a consolidating environment.

b) The largest Coca-Cola bottler in Mexico and Latin America, with great potential for creating synergies.

The fair values of the assets acquired and liabilities assumed are as follows:

Cash and cash equivalents	Ps.	679,861
Other current assets		2,677,093
Property, plant and equipment		9,658,441
Other assets		2,291,636
Rights to produce and distribute Coca-Cola trademark products		33,419,830

Total assets acquired		48,726,861
Short-term debt		3,330,551
Current liabilities		4,787,435
Long-term debt		6,434,273
Other long-term liabilities		3,147,088

Total liabilities assumed		17,699,347

Net assets acquired	Ps.	31,027,514

Note 3. Basis of Presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”) as further explained in Note 25. A reconciliation from Mexican GAAP to US GAAP is included in Note 26.

The consolidated financial statements are stated in thousands of Mexican pesos (“Ps.”). The translations of Mexican pesos into US dollars (“$”) are included solely for the convenience of the reader, using the exchange rate as of December 31, 2003 of 11.235 Mexican pesos to one US dollar.

The consolidated financial statements include the financial statements of Coca-Cola FEMSA and those of all companies in which it owns directly or indirectly a majority of the outstanding voting capital stock and/or exercises control. All intercompany balances and transactions have been eliminated in such consolidation.

Note 4. Foreign Subsidiary Incorporation

The accounting records of the foreign subsidiaries are maintained in the currency of the country where they are located and in accordance with accounting principles generally accepted in each country. For incorporation into the Company’s consolidated financial statements, they are adjusted to Mexican GAAP and are restated to the purchasing power of the local currency at the end of the year by applying the inflation factors of the country of origin and are subsequently translated into Mexican pesos using the year-end exchange rate.

The variation in a net investment in foreign subsidiaries generated by exchange rate fluctuations is included in the cumulative translation adjustment and is recorded directly in stockholders’ equity.

When the Company designates foreign subsidiary net investment as an economic hedge of its own financing acquisition, the accounting treatment for the integral result of financing is as follows:
•	The foreign exchange gain or loss is recorded as part of the cumulative translation adjustment, to the extent the net investment in the foreign subsidiary covers the debt, net of taxes. The foreign exchange gain or loss associated with any unhedged portion of such debt is recorded in the integral result of financing.
•	The monetary position result is computed using the inflation factors of the country in which the acquired subsidiary is located to the extent the net investment in the foreign subsidiary covers the debt. The unhedged portion of such debt is calculated using inflation factors of the country of the company that contracts the financing. The total effect is recorded in the integral result of financing.

When the Company has not designated an economic hedge, the foreign exchange gain or loss and gain or loss on monetary position are recorded in the integral result of financing.

The monetary position result and exchange gain or loss on intercompany foreign currency denominated balances that are considered to be of a long-term-investment nature (that is, settlement is not planned or anticipated in the foreseeable future), are reflected in cumulative translation adjustment in the stockholders’ equity.

In December 2001, the Argentine government adopted a series of economic measures, the most important of which consisted of restrictions on cash withdrawals and foreign exchange transactions. Due to the continuing difficult economic situation in Argentina, the uncertainty with respect to the period of recovery, and the instability of the exchange rate, on July 1, 2002, the Company performed a valuation of its investment in Coca-Cola FEMSA de Buenos Aires, S.A. (“Coca-Cola FEMSA de Buenos Aires”) based on market price value multiples of comparable businesses. The valuation resulted in the recognition of an impairment of goodwill of Ps. 457,194, which was recorded in results of 2002. As a result, the net investment in Coca-Cola FEMSA de Buenos Aires is no longer considered to be an economic hedge of the liabilities denominated in US dollars incurred to acquire Coca-Cola FEMSA de Buenos Aires.

In January 2003, the Venezuelan government suspended the exchange of bolivars for US dollars, and in February 2003, implemented an exchange control regime, under which it created a foreign exchange control agency (CADIVI) that approves all foreign currency transactions and instructs the Central Bank of Venezuela (BCV) to release foreign currency to approved companies. Under the exchange control regime, approved US dollars are released by the BCV at the official exchange rate of 1,600 bolivars per US dollar. For most of 2003, releases had been minimal in relation to amounts requested. In view of the uncertainties regarding the availability of US dollars at the official rate, the Company has used the last available market-closing rate of 1,853 to translate the financial statements of its Venezuelan subsidiary into Mexican pesos. In February 6, 2004, a devaluation of the bolivar to 1,920 bolivars per U.S. dollar was announced in the Gaceta Oficial. (Official Gazzette)

The Company has not designated any investment in foreign subsidiary as an economic hedge of the liabilities incurred to acquire Panamco’s territories.

Note 5. Significant Accounting Policies

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

The significant accounting policies are as follows:

a) Recognition of the Effects of Inflation:

The recognition of the effects of inflation in the financial information consists of:

•	Restating non-monetary assets such as inventories and fixed assets, including related costs and expenses when such assets are consumed or depreciated.

•	Restating capital stock, additional paid-in capital and retained earnings by the amount necessary to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income generated through the use of inflation factors.

•	Including in stockholders’ equity the cumulative effect of holding non-monetary assets, which is the net difference between changes in the replacement cost of non-monetary assets and adjustments based upon inflation factors.

•	Including in the cost of financing the purchasing power gain or loss from holding monetary items.

The Company restates its consolidated financial statements in terms of the purchasing power of the Mexican peso as of the most recent balance sheet date by using inflation factors for Mexican subsidiaries and by using for foreign subsidiaries the inflation rate plus the latest year-end exchange rate of the country in which the foreign subsidiary is located.

Financial information for the Mexican subsidiaries for prior years was restated using Mexican inflation factors. Financial information for foreign subsidiaries and affiliated companies included in the consolidated financial statements was restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located and then translated at the current year-end exchange rate of the Mexican peso. Accordingly, the amounts are comparable with each other and with the preceding years since all are expressed in the purchasing power of the same currency as of the end of the latest year presented.

b)	Cash and Cash Equivalents:

Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with brokerage houses valued at the quoted market prices (See note 17).

c)	Inventories and Cost of Sales:

The value of inventories is adjusted to replacement cost, without exceeding market value. Advances to suppliers to purchase raw materials and spare parts are included in the inventory account and are restated by applying inflation factors, considering their average age.

Cost of sales is determined based on replacement cost at the time of sale. Cost of sales includes expenses related to raw materials used in production process, labor (wages and other benefits), depreciation of production facilities and equipment and other costs including fuel, electricity, breakage of returnable bottles in the production process, equipment maintenance, inspection, and inter and intra-plant transfer costs.

d)	Prepaid Expenses:

These represent payments for services that will be received over the next 12 months. Prepaid expenses are recorded at historical cost and recognized in the income statement in the month in which the services or benefits are received. Prepaid expenses are principally represented by advertising, promotional and leasing expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in the results of operations at the time the advertising takes place.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations. Those costs are recorded as prepaid expenses and amortized over the period, during which they are estimated to increase sales of the related products or presentations to normal operating levels, which is generally one year.

e)	Property, Plant and Equipment:

These assets are initially recorded at their cost of acquisition and/or construction cost. Property, plant and equipment of domestic origin, except bottles and cases (see Note 5 f), are restated by applying inflation factors. Imported equipment is restated by applying the inflation rate of the country of origin and then translated at the year-end exchange rate.

Depreciation is computed using the straight-line method, based on the value of the restated assets reduced by their residual values. The Company together with independent appraisers determines depreciation rates, considering the estimated remaining useful lives of the assets.

The estimated useful lives of the main assets are as follows:

Buildings and construction	40 years
Machinery and equipment	13 years
Distribution equipment	10 years
Other equipment	9 years

f)	Bottles and Cases:

Bottles and cases are recorded at acquisition cost and restated to their replacement cost. The Company classifies bottles and cases as property, plant and equipment.

For financial reporting purposes, breakage is recorded as an expense as it is incurred. Depreciation is computed only for tax purposes using the straight-line method at a rate of 10% per year. The Company estimates that breakage expense is similar to the depreciation calculated based on an estimated average useful life of approximately five years for returnable glass bottles, five years for returnable cases and one year for returnable plastic bottles. For the years ended December 31, 2003, 2002 and 2001, breakage expense amounted to Ps. 273,670, Ps. 200,801 and Ps. 208,212, respectively. Bottles and cases that have been placed in the hands of customers and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is amortized according to their useful lives. The bottles and cases for which no deposit has been received are expensed when placed in the hands of customers.

g)	Investments in Shares:

Investments in shares of associated companies are initially recorded at their acquisition cost and subsequently valued using the equity method. Investments in affiliated companies in which the Company does not have significant influence and which do not have an observable market value are recorded at acquisition cost and restated based upon inflation factors of the country of origin. Investments in affiliated companies in which the Company does not have significant influence and which do have an observable market value are adjusted to market value, with such adjustments reflected in earnings.

h)	Other Assets:

This assets represent payments whose benefits will be received in future years, and consist of:

•	Refrigeration equipment, which is initially recorded at the cost of acquisition. Equipment of domestic origin is restated by applying domestic inflation factors. Imported equipment is restated by applying the inflation rate of the county of origin and then translated at the year-end exchange rate. Refrigeration equipment is amortized based on an estimated average useful life of approximately five years in 2003 and three years in 2002 and 2001. The effect of the change in useful life amounted to Ps. 92,000 of additional income in 2003.

•	Agreements with customers for the right to sell and promote the Company’s products during certain periods of time, which are being considered as monetary assets and amortized in accordance with the terms of such agreement, based on the volume sold by the customers. The term of these agreements is between three and four years.

Prior to 2002, the amortization was included in operating expenses. Beginning in 2002, the Company adopted as a suppletory standard the provisions of Emerging Issues Task Force (“EITF”) No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” of the Financial Accounting Standards Board (“FASB”), which requires presenting the amortization of these capitalized amounts as a reduction of net sales.

•	Enterprise resource planning (ERP) system implementation costs incurred during the development stage, which are capitalized in accordance with Bulletin C-8, “Activos Intangibles” (Intangible Assets) (“C-8”) and are amortized using the straight-line method over four years. Expenses that do not fulfill the requirements for capitalization, such as research expenses, are expensed as incurred.

•	Leasehold improvements, which are restated by applying inflation factors and amortized using the straight-line method, over the terms of lease contracts.

i)	Intangible Assets and Goodwill:

These assets represent payments whose benefits will be received in future years. Beginning in 2003 the Company applies C-8, which establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Additionally, C-8 requires identifying all intangible assets to reduce as much as possible the goodwill associated with business combinations. Prior to 2003, the excess of the purchase price over the fair value of the net assets acquired in a business combination was considered to be goodwill. With the adoption of C-8, the Company considers such excess to relate to the right to produce and distribute Coca-Cola trademark products. The Company separates intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which the Company expects to receive the benefits.

Intangible assets with indefinite lives are not amortized, but are periodically subject to an impairment test. These represent the right to manufacture, package, distribute, and sell Coca-Cola trademark beverages in the territories acquired. Those agreements are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrates for certain Coca-Cola trademark beverages. The most significant bottler agreements have terms of 10 years. The bottler agreements are automatically renewable for 10-year terms, subject to non-renewal by either party. The agreements are recorded in the functional currency of the subsidiary in which the investment was made and are restated by applying the inflation rate of the country of origin and the year-end exchange rate.

Goodwill is the difference between the price paid and the fair value of the shares and/or net assets acquired that was not assigned directly to an intangible asset. Goodwill is recorded in the functional currency of the subsidiary in which the investment was made and is restated by applying the inflation rate of the country of origin and the year-end exchange rate. Goodwill is amortized over a period of not more than 20 years.

j)	Impairment of Goodwill and Long-Lived Assets:

The Company reviews the carrying value of its goodwill and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In order to determine whether impairment exists, management compares estimated future discounted cash flows to be generated by those assets with their carrying value. If such assets are considered to be impaired, the impairment charge to be recognized in net income is measured by the amount by which the carrying amount exceeds their fair value.

k)	Payments from The Coca-Cola Company:

The Coca-Cola Company participates in the advertising and promotional programs of the Company. The resources received for advertising and promotional incentives are included as a reduction of selling expenses. The net expenses incurred were Ps. 1,498,436, Ps. 755,039 and Ps. 747,540 during the years ended December 31, 2003, 2002 and 2001, respectively.

In addition, The Coca-Cola Company has made payments in connection with Coca-Cola FEMSA’s refrigeration equipment investment program. These resources are related to the increase in volume sales of Coca-Cola products that result from such expenditures and will be reimbursed if the established conditions in the contracts are not met. The refrigeration equipment investment is recorded in “Other assets”, net of the participation of The Coca-Cola Company.

l)	Labor Liabilities:

Labor liabilities include obligations for pension and retirement plan and seniority premiums based on actuarial calculations by independent actuaries, using the projected unit credit method. These liabilities are considered to be non-monetary and are restated using long-term assumptions. The increase in labor liabilities of the year is charged to expense in the income statement.

Unamortized prior service costs are recorded as expenses in the income statement over the period during which the employees will receive the benefits of the plan, which in the case of pension and retirement plans and seniority premiums is 14 years since 1996.

Certain subsidiaries of the Company have established funds for the payment of pension benefits through irrevocable trusts with the employees as beneficiaries.

Severance indemnities are charged to expenses on the date that they are incurred. The severance payments resulting from the Company’s reduction of personnel, as a result of the restructuring of certain areas, are included in other expenses. During the years ended December 31, 2003, 2002 and 2001, these payments amounted to Ps. 30,636, Ps. 76,577 and Ps. 27,026, respectively.

m)	Contingencies and Commitments:

Beginning January 1, 2003, the Company adopted the provisions of new Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments” (“C-9”), which establishes additional guidelines clarifying the accounting for provisions, accruals and contingent liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement or substitution of obligations. The adoption of C-9 did not have a material impact on the Company’s financial position and results of operations.

n)	Revenue Recognition:

Revenue is recognized upon shipment of goods to customers or upon delivery to the customer and the customer has taken ownership of the goods. Net sales reflect units delivered at selling list prices reduced by promotion allowances and discounts.

o)	Operating Expenses:

Administrative expenses include labor costs (salaries and other benefits) for employees not directly involved in the sale of the Company’s products, professional services fees, depreciation of offices facilities and amortization of capitalized software costs.

Selling expenses include:

a)	Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage for returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. During the years ended December 31, 2003, 2002 and 2001, these distribution costs amounted to Ps. 2,803,654, Ps. 2,099,028 and Ps. 2,236,401, respectively.

b)	Sales: labor costs (salaries and other benefits) and sales commission paid to sales personnel.

c)	Marketing: labor costs (salaries and other benefits), promotions and advertising costs.

p)	Income Tax, Tax on Assets and Employee Profit Sharing:

Income taxes and employee profit sharing are charged to results of the year in which they are incurred, including the deferred income tax that arises from the temporary differences between the accounting and tax bases of assets and liabilities, including the tax loss carryforward benefit. Deferred employee profit sharing is calculated considering only those temporary differences that arise from the reconciliation between the accounting income for the year and the basis for employee profit sharing that are expected to generate a benefit or liability within a defined period.

The tax on assets paid that is expected to be recovered is recorded as a reduction of the deferred tax liability.

The balance of deferred taxes is comprised of monetary and non-monetary items, based on the temporary differences from which it is derived. Deferred taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse.

The deferred tax provision for the year to be included in the results of operations is determined by comparing the deferred tax balance at the end of the year to the balance at the beginning of the year, excluding from both balances any temporary differences that are recorded directly in stockholders’ equity. The deferred taxes related to such temporary differences are recorded in the same stockholders’ equity account.

FEMSA has received authorization from the Secretaria de Hacienda y Credito Publico (“SHCP”) to prepare its income tax and tax on asset returns on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries, which is limited to 60% of the stockholders’ participation. The provisions for income taxes of the foreign countries have been determined on the basis of the taxable income of each individual company and not on a consolidated basis.

q)	Integral Result of Financing: The integral result of financing includes:

Interest:

Interest income and expenses are recorded when earned or incurred, respectively.

Foreign Exchange Gains and Losses:

Transactions in foreign currency are recorded in local currency using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the year-end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except for any foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries that is considered to be an economic hedge (see Note 4).

Gain (Loss) on Monetary Position:

This is the result of the effects of inflation on monetary items. The gain (loss) on monetary position is computed by applying inflation factors of the country of origin to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of any foreign subsidiaries that is considered to be an economic hedge (see Note 4).

The gain (loss) on monetary position of foreign subsidiaries is translated into Mexican pesos using the year-end exchange rate.

r)	Financial Instruments:

The Company frequently contracts financial instruments to manage the financial risks associated with its operations. If the instrument is used to manage the risk related with the Company’s operations, the effect is recorded in cost of sales and in operating expenses. If the instrument is used to manage the risks related with the financing operations, the effect is recorded in interest expense or in the foreign exchange loss (gain), depending on the related contract.

Beginning in January 2001, Bulletin C-2, “Instrumentos Financieros” (Financial Instruments), went into effect, which requires an enterprise to record all financial instruments in the balance sheet as assets or liabilities. The bulletin requires that financial instruments entered into for hedging purposes be valued using the same valuation criteria applied to the hedged asset or liability.

Additionally, financial instruments entered into for purposes other than hedging the operations of the Company should be valued at fair market value. The difference between the financial instrument’s initial value and fair market value should be recorded in the income statement. The initial effect of this bulletin is included in net income of 2001, net of taxes, as a change in accounting principle, which amount to Ps. 30,124.

s)	Cumulative Result of Holding Non-monetary Assets:

This represents the sum of the differences between book values and restatement values, as determined by applying inflation factors to non-monetary assets such as inventories and fixed assets, and their effect on the income statement when the assets are consumed or depreciated.

t)	Comprehensive Income:

Comprehensive income is comprised of the net income and other comprehensive income items such as the translation adjustment and the result of holding non-monetary assets and is presented in the consolidated statement of changes in stockholders’ equity.

Note 6. Accounts Receivable

		2003		2002

Trade	Ps.	1,440,896	Ps.	592,903
Allowance for doubtful accounts		(102,986)		(11,889)
Notes		85,002		12,770
The Coca-Cola Company		255,114		120,188
Alpla, S.A. de C.V.		-		43,450
Arteva, S.A. de C.V.		-		2,338
Travel advances to employees		10,788		12,214
Insurance claims		6,501		3,352
Government bonds		23,172		-
Receivables from sales of fixed assets		37,031		-
Loans to employees		22,128		193
Guarantee deposits		7,922		5,034
Other		27,951		27,683

	Ps.	1,813,519	Ps.	808,236

The changes in the allowance for doubtful accounts are as follows:

		2003		2002

Balance at the beginning of the year	Ps.	11,889	Ps.	8,888
Provision for the year		45,154		18,891
Write-offs		(14,929)		(15,439)
Panamco allowance at date of acquisition		61,736		-
Restatement of the balance at the beginning of the year		(864)		(451)

Balance at the end of the year	Ps.	102,986	Ps.	11,889

Note 7. Inventories

		2003		2002

Finished products	Ps.	565,500	Ps.	220,988
Raw materials		1,210,939		264,031
Spare parts		323,690		86,171
Advances to suppliers		145,104		227,011
Work in process		16,487		1,661
Advertising and promotional materials		24,317		4,807
Allowance for obsolescence		(99, 362)		(6,034)

	Ps.	2,186,675	Ps.	798,635

Note 8. Prepaid Expenses

		2003		2002

Advertising and promotional expenses	Ps.	164,011	Ps.	52,810
Bonus		15,200		-
Insurance		8,537		2,150
Other		14,267		21,559

	Ps.	202,015	Ps.	76,519

The advertising and promotional expenses recorded in the income statement for the year ended December 31, 2003, 2002 and 2001 are as follows:

		2003		2002		2001

Advertising	Ps.	784,761	Ps.	512,012	Ps.	524,422
Promotional expenses		77,301		126,330		108,914

Note 9. Investments in Shares

Company	Ownership as of December 31, 2003		2003		2002

Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”)	33.68%	Ps.	123,771	Ps.	70,335
Complejo Industrial Can, S.A. (“CICAN”)	48.10%		51,400		59,570
Beta San Miguel, S.A. de C.V.	2.54%		30,348		-
Tapon Corona de Colombia, S.A.	40.00%		19,665		-
Molson, Inc.	0.74%		235,987		-
Other investments	Various		9,184		1,956

		Ps.	470,355	Ps.	131,861

The investment in Molson, Inc. (“Molson”) shares resulted from the Brazilian subsidiary’s sale of its investment interest of 12.1% in Cervejarias Kaiser, S.A. (“Kaiser”), a Brazilian brewery, to Molson in 2002.

The Molson stock is subject to a two-year contractual restriction on sale that expires on March 19, 2004, pursuant to the agreement with Molson entered into at the time of the acquisition of Kaiser by Molson. The two-year restriction can only be shortened in the case of a change in control of Molson, transfer of substantially all of the assets of Molson, or any material inaccuracy in Molson’s representations and warranties contained in the Kaiser purchase agreement. As of December 31, 2003, no events have occurred which have decreased the original restriction period.

The investment in Molson shares is recorded at its market value of Ps. 309,786 and is presented net of the fair value of the related equity forward contract of Ps. 73,799.

Note 10. Property, Plant and Equipment

		2003		2002

Land	Ps.	2,484,283	Ps.	819,901
Buildings, machinery and equipment		24,059,383		9,373,780
Accumulated depreciation		(10,385,578)		(3,441,413)
Construction in progress		671,374		381,477
Bottles and cases		947,315		302,793

	Ps.	17,776,777	Ps.	7,436,538

Note 11. Other Assets

		2003		2002

Refrigeration equipment	Ps.	856,848	Ps.	414,428
Long-term notes		22,348		-
Leasehold improvements		32,574		28,844
Additional labor liability (see Note 15)		23,342		13,123
Yankee bond		47,099		24,161
Advertising		140,685		75,170
Commissions		127,399		271,883
Other		127,533		57,530

	Ps.	1,377,828	Ps.	885,139

Note 12. Intangible Assets

		2003		2002

Unamortized Intangible Assets
Rights to produce and distribute Coca-Cola trademark products:
Panamco territories (see Note 2)	Ps.	33,419,830	Ps.	-
Coca-Cola FEMSA de Buenos Aires		189,962		158,099
Tapachula, Chiapas territory		111,287		110,647

	Ps.	33,721,079	Ps.	268,746

Note 13. Balances and Transactions with Related Parties and Associated Companies

The consolidated balance sheet and income statement include the following balances and transactions with related parties and affiliated companies:

a) FEMSA and Subsidiaries:

Balance Sheet		2003		2002

Assets (accounts receivable)	Ps.	64,490	Ps.	19,413
Liabilities (suppliers and other liabilities)		268,131		208,128

Transactions		2003		2002		2001

Income:
Sales and other revenues	Ps.	173,484	Ps.	145,493	Ps.	123,127
Expenses:
Purchases of inventories		1,083,679		858,804		572,740
Operating expenses		1,009,887		686,452		652,706

b) The Coca-Cola Company:

Balance Sheet		2003		2002

Assets (accounts receivable)	Ps.	255,114	Ps.	120,188
Liabilities (suppliers and other liabilities)		716,625		330,512

Transactions		2003		2002		2001

Expenses:
Purchases of concentrate	Ps.	5,613,563	Ps.	2,725,193	Ps.	2,805,980
Interest expense		8,063		15,201		24,172

c) Other associated and affiliated companies:

For the years ended December 31, 2003, 2002 and 2001, the Company’s subsidiaries received services from other companies in which stockholder’s of the Company have and equity interest.

Balance Sheet		2003		2002

Assets (accounts receivable)	Ps.	101	Ps.	-
Liabilities (suppliers)		46,748		29,910

Transactions:		2003		2002		2001

Interest income	Ps.	34,346	Ps.	68,049	Ps.	71,517

Purchases of Products from:		2003		2002		2001

IEQSA	Ps.	253,260	Ps.	178,635	Ps.	447,032
CICAN		28,215		80,709		156,576
Tapon Corona de Colombia, S.A.		43,844		-		-
Distribuidora Plastica, S.A.		2,610		-		-
Metalforma, S.A.		2,362		-		-
Vidrios Panameños, S.A.		6,660		-		-
Beta San Miguel, S.A. de C.V.		221,179		-		-

Note 14. Balances and Transactions in Foreign Currency

Assets, liabilities and transactions denominated in a foreign currency, other than the functional currency of the reporting unit, translated into US dollars, are as follows:

Balances		Applicable Exchange Rate (1)	Short-Term	Long-Term	Total

December 31, 2003:	Assets	11.2350	$79,553	$-	$79,553
	Liabilities		283,227	1,054,917	1,338,144

December 31, 2002:	Assets	10.4590	$320,660	$-	$320,660
	Liabilities		7,763	303,070	310,833

(1)	Mexican pesos per one US dollar.

Transactions	2003	2002	2001

Interest income	$5,182	$2,931	$2,333
Interest expenses and commissions	184,059	28,043	28,809

	$(178,877)	$(25,112)	$(26,476)

As of February 9, 2004 the issue date of these consolidated financial statements, the exchange rate was 11.120 Mexican pesos per one US dollar, and the foreign currency position was similar to that as of December 31, 2003.

Note 15. Labor Liabilities

The actuarial calculations for the pension and retirement plan and seniority premiums and the cost for the year 2003 were determined using the following long-term assumptions:

	Annual Discount Rate	Salary Increase	Return on Assets

Mexico	6.0%	1.5%	5.5%
Brazil	4.5%	1.5%	4.5%
Colombia	4.5%	1.5%	-	(1)
Costa Rica	4.5%	1.5%	4.5%
Nicaragua	4.5%	1.5%	-	(1)
Guatemala	4.5%	1.5%	-	(1)

Measurement date	November 30, 2003

(1)	Not applicable, as the benefits are not funded

The bases for the determination of the long-term asset return rate is supported by a historical analysis of average returns in real terms of the last 30 years of the “Certificados de Tesoreria del Gobierno Federal” (“CETES”) (Federal Government Treasury Certificates) and the expectations of long-term returns of the actual investments of the Company.

Panama, Venezuela and Argentina operations do not have any pension and retirement plans.

The balances of the liabilities and the trust assets, as well as the expenses for the year are as follows:

		2003		2002

Pension and Retirement Plans: Vested benefit obligation	Ps.	226,419	Ps.	60,854
Non-vested benefit obligation		397,258		93,592

Accumulated benefit obligation		623,677		154,446
Excess of projected benefit obligation over accumulated benefit Obligation		78,583		27,239

Projected benefit obligation		702,260		181,685
Pension plan funds at fair value		(206,408)		(36,732)

Unfunded projected benefit obligation		495,852		144,953
Unrecognized net transition obligation services		(14,644)		(14,825)
Unrecognized actuarial net gain		38,511		41,155

		519,719		171,283
Additional labor liability		7,547		-

Total	Ps.	527,266	Ps.	171,283

		2003		2002

Seniority Premiums:
Vested benefit obligation	Ps.	10,462	Ps.	5,338
Non-vested benefit obligation		29,904		16,530

Accumulated benefit obligation		40,366		21,868
Excess of projected benefit obligation over accumulated benefit obligation		5,524		2,013

Projected benefit obligation		45,890		23,881
Unrecognized net transition obligation services		(2,145)		(2,291)
Unrecognized net loss		(6,679)		(12,679)

		37,066		8,911
Additional labor liability		15,795		13,123

Total	Ps.	52,861	Ps.	22,034

Total Labor Liabilities	Ps.	580,127	Ps.	193,317

Expense for the Year:		2003		2002		2001

Pension and retirement plan	Ps.	34,803	Ps.	12,380	Ps.	11,575
Seniority premiums		8,761		5,425		5,195

	Ps.	43,564	Ps.	17,805	Ps.	16,770

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the year.

At December 31, 2003 and 2002, the projected benefit obligation in some subsidiaries was less than the accumulated benefit obligation reduced by the amount of the plan assets at fair value, resulting in an additional liability, which is recorded as an intangible asset included in other assets (see Note 11).

The trust assets consist of fixed income and variable funds, valued at market.

The pension plan trust assets are invested as of December 31, 2003 and 2002 in the following financial instruments:

	2003	2002

Fixed Rate:
Traded securities	34%	16%
Bank instruments	11%	34%
Federal government instruments	30%	30%

Variable Rate.
Publicly-traded shares	25%	20%

	100%	100%

The Company has a policy of maintaining at least 30% of the trust assets in Federal Government instruments. Objective portfolio guidelines have been established for the remaining 70%, and investment decisions are being made to comply with those guidelines to the extent that market conditions and available funds allow. The composition of the objective portfolio is consistent with the Mexican company share composition of the portfolios of the five best-known international companies that manage long-term funds.

The contributions to the pension plan by certain subsidiaries amounted to Ps. 100 (nominal value) at December 31, 2003. The Company estimates that it will not have to contribute to the pension plan during 2004.

The integral result of financing includes the interest cost related to labor liabilities, net of the return on plan assets. This amounted to Ps. 14,276, Ps. 5,496 and Ps. 5,495 for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 16. Bonus Program

The bonus program for executive officers is based upon the accomplishment of certain critical factors, established annually by management. The bonus is paid in cash the following year, based on the accomplishment of such goals.

In 1999 and the following five years, the Company instituted a new compensation plan for certain key executives, which consisted of granting them an annual bonus in FEMSA and Coca-Cola FEMSA stock or options, based on each executive’s responsibilities within the organization and the executives’ performance. The executives will have access to the assigned stock or options in 20% increments in each of the five years following the granting of the bonus, beginning one year after they are granted. The five-year program ended in 2003, the last year shares were assigned.

Note 17. Bank Loans

Current bank loans and notes payable outstanding at December 31, 2003 and 2002, principally consist of revolving loans denominated in Mexican pesos and US dollars. The weighted average annual interest rate in 2003 for debt denominated in Mexican pesos and US dollars was 6.25% and 6.24%, respectively, and in 2002 the weighted average annual rate was 8.74% for revolving loans denominated in US dollars.

Long-term bank loans and notes payable of the Company, as well as their maturity dates, are as follows:

	Interest Rate (1)	2003	2002

Fixed interest rate:

US dollars:
Yankee Bond	7.92%	Ps. 5,679,787	Ps. 2,174,980
Private Placement	9.40%	1,123,500	1,087,490

Mexican pesos:
Notes	10.23%	1,500,000	-
Units of Investment (UDIS)	8.65%	1,417,754	-

Variable interest rate:

US dollars:
Bank Loans	2.40%	5,676,089	-
Leasing	9.44%	32,078	38,376

Mexican pesos:
Bank Loans	6.83%	2,741,250	4,786
Notes	6.09%	8,500,000	-

Colombian pesos:
Notes	10.34%	586,376	-

Long-Term Debt		27,256,834	3,305,632
Current maturities of long- term debt		(1,245,834)	(9,664)

		Ps. 26,011,000	Ps. 3,295,968

	Maturities

		2004		2005		2006		2007		2008		2009 and thereafter		Total

Fixed interest rate:

US dollars:
Yankee Bond	Ps.	-	Ps.	-	Ps.	2,247,000	Ps.	-	Ps.	-	Ps.	3,432,787	Ps.	5,679,787
Private Placement		1,123,500		-		-		-		-		-		1,123,500

Mexican pesos:
Notes		-		-		-		-		-		1,500,000		1,500,000
Units of Investment (UDIS)		-		-		1,417,754		-		-		-		1,417,754

Variable interest rate:

US dollars:
Bank Loans		114,764		390,416		3,999,660		780,833		390,416		-		5,676,089
Leasing		7,570		7,570		7,569		7,477		1,892		-		32,078

Mexican pesos:
Bank Loans		-		456,875		913,750		913,750		456,875		-		2,741,250
Notes		-		2,750,000		-		2,000,000		3,750,000		-		8,500,000

Colombian pesos:
Notes		-		265,891		181,979		138,506		-		-		586,376

Long-Term Debt		1,245,834		3,870,752		8,767,712		3,840,566		4,599,183		4,932,787		27,256,834
Current maturities of long-term debt		(1,245,834)		-		-		-		-		-		(1,245,834)

	Ps.	-	Ps.	3,870,752	Ps.	8,767,712	Ps.	3,840,566	Ps.	4,599,183	Ps.	4,932,787	Ps.	26,011,000

The Company and some of its subsidiaries have financing from different institutions, with different restrictions and covenants, which mainly consist of maximum levels of leverage and capitalization, as well as minimum consolidated net worth and debt and interests coverage ratios. As of December 31, 2003, the Company was in compliance with all restrictions and covenants established in their financing agreements.

The Company has restricted cash of approximately $43,000, which has been pledged as collateral for some of its short-term bank loans.

Note 18. Fair Value of Financial Instruments

a)	Long-term Debt:

The fair value of long-term bank loans and syndicated loans is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar remaining maturities. The fair value of long-term debt is based on quoted market prices.

	2003		2002

Carrying value	Ps.	27,256,834	Ps.	3,305,632
Fair value		27,969,126		3,743,311

b)	Equity Forward Contract:

As mentioned in Note 9, during 2002 a subsidiary of the Company entered into an equity forward purchase contract, expiring in March 2004, on 92% of the Molson shares received from the sale of Kaiser, with a notional amount of approximately Ps. 203,350. The fair value of the equity forward purchase contract of Ps. 73,799 is the loss resulting from the difference between the strike price of the forward contract and the market value of the shares.

c)	Interest Rate Swaps:

The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. Additionally, the Company sold some put options as a complement to the swap agreements, for which a premium was received. The net effect for the year ended December 31, 2003 is recorded in the financing expenses and amounted to Ps. 31,480.

The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date.

At December 31, 2003, the Company has the following outstanding agreements:

Maturity Date		Notional Amount	Fair Value

May 2006	Ps.	3,218,827	Ps.	(29,026)
April 2008		1,250,000		(14,931)
May 2008		2,342,498		(32,489)
July 2008		2,500,000		(23,774)

d)	Forward Agreements to Purchase-Sell US Dollars:

At December 31, 2003 and 2002, the Company does not have any forward agreements to hedge its operations denominated in US dollars.

During 2003 various contracts to guarantee the purchase of US dollars in connection with the acquisition of Panamco were terminated, which resulted in an exchange loss of approximately Ps. 293,827.

e)	Commodity Price Contracts:

During 2002 and 2003 the Company entered into various derivative contracts maturing in 2003 and 2004 to hedge the cost of aluminum. The result of the commodity price contracts was a gain of Ps. 3,019 as of December 31, 2003, which is recorded in the results of operations of the year. The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date.

The outstanding contracts and their terms are as follows:

Maturity Date	Contract Type	Notional Amount	Fair Value

2004	Swaptions Swaps	37,120 21,687	(19) 2,783

Note 19. Minority Interest in Consolidated Subsidiaries

	2003		2002

Mexico	Ps.	147,335	Ps.	-
Colombia		13,338		-
Central America		2,786		-

	Ps.	163,459	Ps.	-

Note 20. Stockholders’ Equity

As of December 31, 2003, the capital stock of the Company was comprised of 1,846,374 thousands common shares without par value and with no foreign ownership restrictions. Fixed capital amounts to Ps. 820,503 (nominal value) and variable capital may not exceed 10 times the minimum fixed capital stock.

The characteristics of the common shares are as follows:

•	Series “A” and series “D” are ordinary, have unlimited voting rights, are subject to transfer restrictions, and at all times must represent a minimum of 76% of subscribed capital stock.

•	Series “A” shares may only be acquired by Mexican individuals and may not represent less than 51% of the total subscribed capital stock.

•	Series “D” shares have open subscription and cannot exceed 49% of the ordinary shares.

•	Series “L” shares have limited voting and other corporate rights.

In addition, 270,750 thousand series “B” shares and 204,000 thousand series “L” shares have been authorized and issued but not subscribed.

As of December 31, 2003, Coca-Cola FEMSA’s capital stock is comprised as follows:

Series	Thousands of shares

A	844,078
D	731,546
L	270,750

Total	1,846,374

The restatement of stockholders’ equity for inflation is allocated to each of the various stockholders’ equity accounts, as follows:

		Historical Cost		Restatement		Restated Value

Capital stock	Ps.	820,503	Ps.	1,834,950	Ps.	2,655,453
Additional paid-in capital		9,703,375		1,658,064		11,361,439
Retained earnings from prior years		6,709,610		2,741,008		9,450,618
Net income for the year		2,242,280		69,562		2,311,842

At a stockholders’ meeting held on December 20, 2002, the stockholders approved that the agreements reached in such meeting be deemed legal on the dates required to complete the Panamco acquisition, the most significant of which were an increase in capital stock and additional paid-in capital of Ps. 9,819,542 to be contributed by FEMSA and The Coca-Cola Company.

At an ordinary stockholders’ meeting held on March 11, 2002, the stockholders approved:

•	Dividends in the amount of 0.3937 Mexican pesos per share (nominal value) were declared and subsequently paid in May 2002.

•	A maximum of Ps. 400,000 for a stock repurchase program.

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock. This reserve may not be distributed to stockholders during the existence of the Company, except as stock dividends. As of December 31, 2003, the legal reserve for Coca-Cola FEMSA amounted to Ps. 126,650 (nominal value).

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect, except for the restated stockholder contributions and distributions made from consolidated taxable income, denominated “Cuenta de Utilidad Fiscal Neta Consolidada” (“CUFIN”). From 1999 to 2001, the deferral of a portion (3% in 1999 and 5% in 2000 and 2001) of the income tax was allowed, until the distribution of such earnings as dividends. For this purpose a “Cuenta de Utilidad Fiscal Neta Consolidada Reinvertida” (“CUFINRE”) was created, which like CUFIN represents previously taxed earnings. Beginning in 2002, the right to defer payment of this income tax was eliminated.

Dividends paid in excess of CUFIN and CUFINRE will be subject to income taxes at a grossed-up rate based on the current statutory rate. Beginning in 2003, this tax may be credited against the income tax of the year in which the dividends are paid and in the following two years against the income tax and estimated tax payments.

As of December 31, 2003, the balances of CUFIN and CUFINRE amounted to Ps. 2,389,700 and Ps. 2,525,847.

Note 21. Net Majority Income per Share

This represents the net majority income corresponding to each share of the Company’s capital stock, computed on the basis of the weighted average number of shares outstanding during the year.

Note 22. Tax System

a)	Income Tax:

Income tax is computed on taxable income, which differs from accounting income principally due to the treatment of the integral result of financing, the cost of labor liabilities, depreciation and other accounting provisions. In the case of Mexico, it also differs because purchases are deductible instead of cost of sales. The tax loss of any year may be carried forward and could be applied against taxable income as indicated below.

The income tax rates applicable in the countries where the Company operates and the period in which tax loss carryforwards may be applied are as follows:

	Mexico	Argentina	Brazil	Colombia	Costa Rica	Guatemala	Nicaragua	Panama	Venezuela

Statutory tax rate	34.0%	35.0%	34.0%	38.5%	30.0%	31.0%	30.0%	30.0%	34.0%
Tax loss carryforward expiration	10	5	(a)	(b)	3	(c)	3	5	3

(a)	In Brazil tax loss carryforwards do not expire and may be carried forward indefinitely. Utilization of tax carryforwards in any year, however, is limited to 30% of the taxable income generated in such year.

(b)	Colombian tax losses generated before December 31, 2002 may be carried forward for a period of five years, and tax losses generated after January 1, 2003 may be carried forward for a period of eight years, but limited to 25% of the taxable income of each year.

(c)	In Guatemala tax loss carryforwards may only be applied by companies of recent creation (not applicable to the Company).

The Mexican statutory income tax rate from 2000 through 2002 was 35%. Beginning 2003, the rate will be reduced one percentage point per year through 2005, when the rate will be 32%. Therefore the statutory tax rate for Mexico during 2003 is 34%.

b)	Tax on Assets:

The operations in Mexico, Guatemala, Nicaragua, Venezuela, Colombia and Argentina are subject to a tax on assets.

The Mexican tax on assets is computed at an annual rate of 1.8% based on the average of certain assets at tax restated value less certain liabilities. The tax on assets is paid only to the extent that it exceeds the income tax of the year. If in any year a tax on assets payment is required, this amount can be credited against the excess of income taxes over the tax on assets in each of the preceding three years. Additionally, this payment may be restated and credited against the excess of income taxes over asset taxes for the following ten years.

In Guatemala there is an alternative minimum tax (“IEMA”) equivalent to the lower of 2.25% of the prior year’s revenues or 3.5% of total assets as of the beginning of the year, which is paid only to the extent that it exceeds the income taxes of the year. If in any year a payment of IEMA is required, this amount may be credited against the excess of income taxes over the IEMA of the following year. Such alternative minimum tax was declared unconstitutional in February 2, 2004.

In Nicaragua the tax on assets results from applying a 1% rate to total tax assets as of the end of the year, and it is paid only to the extent that it exceeds the income taxes of the year. If in any year a tax on assets payment is required, this tax is definitive and amount may not be credited against the excess of income taxes in future years.

In Venezuela the tax on assets results from applying a 1% rate to the net average amount of non-monetary assets adjusted for inflation and monetary assets devalued for inflation. The tax on assets is paid only to the extent that it exceeds the income tax of the year. If in any year a tax on assets payment is required, this amount may be credited against the excess of income taxes over the tax on assets in the following three years.

In Colombia the tax on assets results from applying a 6% rate to net tax assets as of the beginning of the year to determine the basis for the alternative minimum tax, equivalent to 38.5% of such basis. This tax is paid only to the extent that it exceeds the income taxes of the year. If a tax on assets payment was required in 2001 or 2002, the amount may be credited against the excess of income taxes over the tax on assets in the following three years. If a tax on assets payment is required subsequent to 2002, the amount may be credited against the excess of income taxes over the tax on assets in the following five years.

The tax laws in Argentina established a Tax on Minimum Presumptive Income (“TMPI”) that results from applying a rate of 1% to certain productive assets, and it is paid only to the extent that it exceeds the income taxes of the year. If in any year a payment is required, this amount may be credited against the excess of income taxes over the TMPI in the following ten years.

c)	Employee Profit Sharing:

Employee profit sharing is applicable to Mexico and Venezuela. In Mexico employee profit sharing is computed at the rate of 10% of the individual taxable income except that depreciation of historical, rather than restated values is used, foreign exchange gains and losses are not included until the asset is disposed of or the liability is due, and the other effects of inflation are also excluded in Venezuela employee profit sharing is equivalent to 15% of after tax earnings.

d)	Deferred Income Taxes and Employee Profit Sharing:

The temporary differences that generated deferred income tax liabilities (assets) are as follows:

Deferred Income Taxes		2003		2002

Inventories	Ps.	352,362	Ps.	122,170
Property, plant and equipment(1)		1,414,435		680,668
Investments in shares		176,640		23,927
Other assets		106,656		152,322
Pension plan and seniority premiums		(106,747)		(65,821)
Tax loss carryforwards		(381,804)		-
Reserves		(1,185,092)		(65,292)

	Ps.	376,450	Ps.	847,974

(1)	Including bottles and cases.

The changes in the balance of the deferred income taxes for the year are as follows:

		2003		2002

Balance at beginning of the year	Ps.	847,974	Ps.	651,885
Balance acquisition of Panamco		(934,274)		-
Provision for the year		492,082		121,950
Change in the statutory income tax rate		(37,666)		(42,966)
Result of holding non-monetary assets		8,334		117,105

Balance at end of the year	Ps.	376,450	Ps.	847,974

At December 31, 2003, there are no significant non-recurring temporary differences between the accounting income for the year and the bases for employee profit sharing, therefore the Company did not record a provision for deferred Mexican employee profit sharing.

e)	Income Taxes, Tax on Assets and Employee Profit Sharing Provisions:

		2003		2002		2001

Current income taxes	Ps.	982,052	Ps.	1,696,601	Ps.	1,325,688
Deferred income taxes		454,416		78,984		66,024
Employee profit sharing		221,761		136,528		135,031

	Ps.	1,658,229	Ps.	1,912,113	Ps.	1,526,743

A reconciliation of the Mexican statutory income tax rate to the consolidated effective tax rate is as follows:

	2003	2002	2001

Mexican statutory income tax rate	34.00%	35.00%	35.00%
Gain from monetary position	(6.26)	(3.06)	(0.75)
Inflationary component	6.16	0.58	0.97
Non-deductible expenses and other	3.18	0.95	(0.15)
Income taxed at other than Mexican statutory rate	(1.08)	1.92	0.77
Goodwill impairment	-	3.44	-

Consolidated effective tax rate	36.00%	38.83%	35.84%

f)	Tax Loss Carryforwards and Recoverable Tax on Assets:

As of December 31, 2003, only Mexico, Venezuela and Brazil subsidiaries have tax loss carryforwards and/or recoverable tax on assets.

The expiration dates of such amounts are as follows:

Year	Tax Loss Carryforwards		Recoverable Tax on Assets

2004	Ps.	621	Ps.	5,659
2005		433,963		35,272
2006		148		17,368
2007		1,156		-
2008		5,680		-
2009		10,670		-
2010 and thereafter		2,213,251		-

	Ps.	2,665,489	Ps.	58,299

Due to the uncertainty of the realization of certain tax loss carryforwards, as of December 31, 2003 a valuation allowance has been provided of Ps. 1,275,646 of the carryforward.

Note 23. Contingencies and Commitments

a)	Contingencies:

During 2002, Coca-Cola FEMSA initiated an appeal related to the IEPS (“Special Tax on Products and Services”) applicable to inventories produced with high fructose content. Additionally, during 2003, the Company included in its appeal the IEPS applicable to dietetic soft drinks and mineral waters. On November 21, 2003, the Company obtained a favorable resolution for its 2002 claim and during 2004 is expecting to receive from the authorities the IEPS paid during 2002, including accrued interest. An appeal related to the IEPS paid in 2003 has also been initiated, and management and legal counsel believe that it is highly probable that it will obtain a favorable resolution. The Company has posted a bond for 2003 Mexican tax liabilities in the amount of Ps. 84,792, for which management has a high expectation that payments will not have to be made.

In 2000, the Comision Federal de Competencia in Mexico (the Mexican Antitrust Commission, the “Commission”) initiated an investigation of the sales practices of Coca-Cola and its bottlers. In February 2002, through a final resolution, the Mexican Antitrust Commission held that Coca-Cola and its bottlers engaged in monopolistic practices with respect to exclusivity arrangements with certain retailers, and ordered Coca-Cola and its bottlers, to abstain from entering into any exclusivity arrangement with retailers. The Company, along with other Coca-Cola bottlers, appealed the resolution. In 2003, the Company were requested by the Commission to deliver some intellectual and proprietary information, and the bottlers refused to deliver the information and initiated another appeal, with most subsidiaries obtaining injunctions against the orders from the Commission. The Company and its legal counsel believe that it is probable to prevail and obtain a permanent injunction against the Commission.

During 2001, the Comision para Promover la Competencia in Costa Rica (the “Costa Rican Antitrust Commission”) initiated an investigation on the sales practices of Coca-Cola for alleged monopolistic practices in the retail distribution channel including the gain of share of sales through exclusivity arrangements. The Company does not believe that the resolution of this matter will have a material adverse effect on its financial condition or results of operations.

In 1999, the Company received notice of certain tax claims asserted by the Venezuelan taxing authorities. These claims currently total approximately $23,000. The Company has certain rights to indemnification from the original owner before Panamco and The Coca-Cola Company for a substantial portion of such claims. The Company does not believe that the ultimate disposition of these cases will have a material adverse effect on its financial condition or results of operations.

Since 2001, the Venezuelan subsidiary was the subject of lawsuits filed by former distributors, claiming alleged labor and severance rights owed to them at the time of the termination of their relationship with the Venezuelan subsidiary, for a total amount of approximately $31,000. The Company believes based on the decisions rendered by the Supreme Court on similar cases, as well as based on the analysis of each case, that these claims are without merit.

In 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern District of Florida against the Company and The Coca-Cola Company. In the complaint, the plaintiffs alleged that the Company engaged in wrongful acts against the labor union and its members in Colombia for the amount of $500,000. The Company has filed a motion to dismiss the complaint for lack of subject matter and personal jurisdiction and believes this lawsuit is without merit. The Company has received proposals to settle the claim, but no agreements have been reached.

There are certain tax contingencies of the foreign subsidiaries that required asset guarantees while in litigation.

The Company also has various other loss contingencies, for which reserves have been recorded in those cases where the Company believes the results of an unfavorable resolution is probable. The details regarding these contingencies has not been disclosed since the Company believes that to do so would adversely impact its legal position.

Other legal proceedings are pending against or involve the Company and its subsidiaries, which are incidental to the conduct of their businesses. The Company believes that the ultimate disposition of such other proceedings will not have a material adverse effect on its consolidated financial condition or results of operations

b)	Commitments:

As of December 31, 2003 the Company has operating lease commitments as follows:

2004	Ps.	173,317
2005		157,161
2006		156,360
2007		146,324
2008		144,154
2009 and thereafter		272,864

	Ps.	1,050,180

Rental expense for all operating leases charged against earnings amounted to approximately Ps. 146,976, Ps. 35,628 and Ps. 36,155 for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 24. Information by Segment

Relevant information concerning the subsidiaries of Coca-Cola FEMSA, divided by geographic areas, is as follows:

Total Revenues	2003		2002		2001

Mexico	Ps.	23,935,154	Ps.	16,843,190	Ps.	15,783,808
Central America(1)		2,186,518		-		-
Venezuela		2,544,496		-		-
Colombia		2,319,133		-		-
Brazil		2,796,870		-		-
Argentina		2,076,898		1,824,323		1,987,756
Consolidation adjustments		(129,651)		-		-

	Ps.	35,729,417	Ps.	18,667,513	Ps.	17,771,564

Income from Operations	2003		2002		2001

Mexico	Ps.	5,633,582	Ps.	4,597,403	Ps.	3,980,989
Central America(1)		218,402		-		-
Venezuela		231,523		-		-
Colombia		261,126		-		-
Brazil		149,762		-		-
Argentina		215,593		29,407		75,560
Consolidation adjustments		372		-		-

	Ps.	6,710,360	Ps.	4,626,810	Ps.	4,056,549

Depreciation(2)	2003		2002		2001

Mexico	Ps.	725,537	Ps.	611,457	Ps.	712,372
Central America(1)		103,215		-		-
Venezuela		105,990		-		-
Colombia		138,755		-		-
Brazil		42,372		-		-
Argentina		125,291		161,555		134,101

	Ps.	1,241,160	Ps.	773,012	Ps.	846,473

(1)	Includes Guatemala, Costa Rica, Panama and Nicaragua
(2)	Includes breakage of bottles

Amortization and Other Non-Cash Charges (3)	2003		2002		2001

Mexico	Ps.	471,094	Ps.	274,206	Ps.	151,890
Central America(1)		53,538		-		-
Venezuela		21,170		-		-
Colombia		110,452		-		-
Brazil		27,050		-		-
Argentina		71,850		36,146		928

	Ps.	755,154	Ps.	310,352	Ps.	152,818

Impairment of Long-Lived Assets	2003		2002		2001

Argentina	Ps.	-	Ps.	457,194	Ps.	-

	Ps.	-	Ps.	457,194	Ps.	-

Interest Expense		2003		2002		2001

Mexico	Ps.	1,496,690	Ps.	343,330	Ps.	340,432
Central America(1)		12,703		-		-
Venezuela		10,656		-		-
Colombia		45,230		-		-
Brazil		16,213		-		-
Argentina		32,197		5,049		3,003
Consolidation adjustments		(62,237)		-		-

	Ps.	1,551,452	Ps.	348,379	Ps.	343,435

Interest Income		2003		2002		2001

Mexico	Ps.	190,238	Ps.	257,066	Ps.	284,288

Central America(1)		8,273		-		-
Venezuela		2,734		-		-
Colombia		59,236		-		-
Brazil		34,311		-		-
Argentina		3,100		6,920		3,404
Consolidation adjustments		(70,853)		-		-

	Ps.	227,039	Ps.	263,986	Ps.	287,692

Income Tax and Tax on Assets	2003		2002		2001

Mexico	Ps.	1,048,781	Ps.	1,797,162	Ps.	1,351,120
Central America(1)		61,694		-		-
Venezuela		34,215		-		-
Colombia		176,033		-		-
Brazil		32,959		-		-
Argentina		68,818		(21,577)		40,592
Consolidation adjustments		13,968		-		-

	Ps.	1,436,468	Ps.	1,775,585	Ps.	1,391,712

(1)	Includes Guatemala, Costa Rica, Panama and Nicaragua
(3)	Excludes the non-cash charges relatives to current assets and liabilities

Capital Expenditures(4)	2003		2002		2001

Mexico	Ps.	1,431,157	Ps.	1,328,348	Ps.	832,041
Central America(1)		162,907		-		-
Venezuela		44,670		-		-
Colombia		982		-		-
Brazil		165,691		-		-
Argentina		104,998		81,358		33,260

	Ps.	1,910,405	Ps.	1,409,706	Ps.	865,301

Intangible Assets and Other Assets		2003		2002

Mexico	Ps.	26,532,616	Ps.	925,505
Central America(1)		2,802,024
Venezuela		1,101,099
Colombia		3,157,766
Brazil		1,305,798
Argentina		199,604		228,380

	Ps.	35,098,907	Ps.	1,153,885

Long-term Assets		2003		2002

Mexico	Ps.	10,462,355	Ps.	6,507,368
Central America(1)		4,762,135		-
Venezuela		2,883,162		-
Colombia		4,866,215		-
Brazil		3,370,539		-
Argentina		1,226,375		1,061,031
Consolidation adjustments		(9,323,649)		-

	Ps.		Ps.	7,568,399

Total Assets		2003		2002

Mexico	Ps.	52,273,504	Ps.	15,503,501
Central America(1)		5,656,703		-
Venezuela		3,668,518		-
Colombia		6,687,621		-
Brazil		4,519,906		-
Argentina		1,631,273		1,583,168
Consolidation adjustments		(13,017,772)		-

	Ps.	61,419,753	Ps.	17,086,669

Total Liabilities		2003		2002

Mexico	Ps.	35,558,118	Ps.	6,947,867
Central America(1)		1,274,073		-
Venezuela		2,310,257		-
Colombia		1,515,509		-
Brazil		2,142,785		-
Argentina		585,259		470,661
Consolidation adjustments		(4,782,825)		-

	Ps.	38,603,176	Ps.	7,418,528

(1)	Includes Guatemala, Costa Rica, Panama and Nicaragua
(4)	Includes investments in property, plant and equipment and other assets

Note 25. Differences Between Mexican GAAP and US GAAP

The consolidated financial statements of the Company are prepared in accordance with Mexican GAAP, which differs in certain significant respects from US GAAP. A reconciliation of the reported majority net income, majority stockholders’ equity and majority comprehensive income to US GAAP is presented in Note 26. It should be noted that this reconciliation to US GAAP does not include the reversal of the restatement of the financial statements as required by Bulletin B-10, “Reconocimiento de los Efectos de la Inflacion en la Informacion Financiera” (Recognition of the Effects of Inflation in the Financial Information), of Mexican GAAP, since the application of this bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and US accounting purposes.

The principal differences between Mexican GAAP and US GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below.

a)	Restatement of Prior Year Financial Statements:

As explained in Note 5 a), in accordance with Mexican GAAP, the financial statements for Mexican subsidiaries for prior years were restated using inflation factors, and for foreign subsidiaries and affiliated companies for prior years were restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located, then translated to Mexican pesos at the year-end exchange rate.

Under US GAAP, the Company applies the regulations of the Securities and Exchange Commission of the United States of America (“SEC”), which require that prior year financial statements be restated in constant units of the reporting currency, in this case the Mexican peso, which requires the restatement of such prior year amounts using inflation factors.

Additionally, all other US GAAP adjustments for prior years have been restated based upon the SEC methodology.

b)	Classification Differences:

Certain items require a different classification in the balance sheet or income statement under US GAAP. These include:

•	As explained in Note 5 c), under Mexican GAAP advances to suppliers are recorded as inventories. Under US GAAP advances to suppliers are classified as prepaid expenses.

•	The impairment of goodwill and other long-lived assets, the gain or loss on the disposition of fixed assets, all severance indemnities, and employee profit sharing must be included in operating expenses under US GAAP.

c)	Deferred Promotional Expenses:

As explained in Note 5 d), for Mexican GAAP purposes, the promotional costs related to the launching of new products or presentations are recorded as prepaid expenses. For US GAAP purposes, such promotional costs are expensed as incurred.

d)	Intangible Assets:

As mentioned in Note 5 i), under Mexican GAAP until January 1, 2003 all intangible assets were amortized over a period of no more than 20 years. Effective January 1, 2003 revised Bulletin C-8, “Activos Intangibles” (Intangible Assets) (“C-8“), went into effect and recognizes that certain intangible assets have indefinite lives and should not be amortized. Under US GAAP, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, effective January 1, 2002, goodwill and indefinite-lived intangible assets are also no longer subject to amortization but rather are subject to periodic assessment for impairment. Accordingly, amortization of indefinite-lived intangible assets was discontinued in 2002 for US GAAP and in 2003 for Mexican GAAP.

A reconciliation of previously reported net income and income per share under US GAAP to the amounts adjusted to exclude intangible amortization is as follows:

		2003		2002		2001

Reported net income:	Ps.	2,298,443	Ps.	2,624,372	Ps.	2,391,988
Add: intangible amortization		-		-		122,171

Adjusted net income		2,298,443		2,624,372		2,514,159

Reported net income per share:		1.35		1.84		1.68
Add: intangible amortization		-		-		0.08

Adjusted net income per share	Ps.	1.35	Ps.	1.84	Ps.	1.76

As a result of the adoption of this standard, the Company performed an impairment test as of January 1, 2002 and found no impairment. Subsequent impairment tests are performed annually by the Company, unless an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, in which case an impairment test would be performed between annual tests. As mentioned in Note 4, due to significant adverse changes in the Argentine economy during 2002, on July 1, 2002 the Company recognized an impairment of the intangible generated by the acquisition of Coca-Cola FEMSA de Buenos Aires.

e)	Restatement of Imported Equipment:

As explained in Note 5 e), under Mexican GAAP, imported machinery and equipment have been restated by applying the inflation rate of the country of origin, then translated at the year-end exchange rate of the Mexican peso.

Under US GAAP, the Company applies the SEC regulations, which require that all machinery and equipment, both domestic and imported, be restated using inflation factors.

f)	Capitalization of the Integral Result of Financing:

Under Mexican GAAP, the capitalization of the integral result of financing (interest, foreign exchange and monetary position) generated by loan agreements obtained to finance investment projects is optional, and the Company has elected not to capitalize the integral result of financing.

In accordance with US GAAP, if interest is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets. Accordingly, a reconciling item for the capitalization of a portion of the integral result of financing is included in the US GAAP reconciliation of the majority net income and majority stockholders’ equity. If the borrowings are denominated in US dollars, the weighted-average interest rate on all such outstanding debt is applied to the balance of construction-in-progress to determine the amount to be capitalized. If the borrowings are denominated in Mexican pesos, the amount of interest to be capitalized as noted above is reduced by the gain on monetary position associated with the debt.

g)	Financial Instruments:

In accordance with Mexican GAAP, as mentioned in Note 5 r), beginning in January 2001 Bulletin C-2, “Instrumentos Financieros” (Financial Instruments), became effective.

Under US GAAP, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, also became effective in 2001. SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the fair value of the derivative instrument be recognized in:
•	The net income of the year; or
•	Other comprehensive income, if the instruments represent cash flow hedges that qualify for hedge accounting.

For purposes of SFAS No. 133, the Company elected not to designate its financial instruments as hedges for the derivative instruments, and accordingly the entire effect of the valuation of those instruments contracted before December 31, 2000, was recognized in the income statement as a change in accounting principle under US GAAP at January 1, 2001.

Under Mexican GAAP, the swap agreements for aluminum prices, as well as cash-settled options contracted by the Company (see Note 18), have been designated as hedges and accordingly valued using the same valuation criteria applied to the underlying asset or liability, which are recognized in the income statement when the consumption or payment takes place. However, under US GAAP, these agreements must be adjusted to their market value, recognizing the corresponding asset or liability. Since the hedging relationship required by US GAAP has not been adequately documented, a reconciling item has been included in the US GAAP reconciliation to adjust earnings for this difference in valuation method.

h)	Deferred Income Taxes and Employee Profit Sharing:

The Company follows SFAS No. 109, “Accounting for Income Taxes”, for US GAAP purposes, which differs from Mexican GAAP as follows:
•	Under Mexican GAAP, deferred taxes are classified as non-current, while under US GAAP are based on the classification of the related asset or liability.
•	Under Mexican GAAP, the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result on monetary position. Under US GAAP, the deferred tax balance is classified as a non-monetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain (loss) on monetary position and deferred income tax provision.
•	Under Mexican GAAP, the change in statutory income tax rate (see Note 22 a) approved early in 2002 prior to issuance of the financial statements was considered in the calculation of deferred taxes at December 31, 2001. Under US GAAP, a change in statutory tax rate may not be considered until the enactment date, which was January 1, 2002.
•	Under Mexican GAAP, deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to turn around within a defined period, while under US GAAP, the same liability method as used for deferred income taxes is applied.
•	The differences in prepaid expenses, restatement of imported machinery and equipment, capitalization of financing costs, financial instruments and pension plan mentioned in Note 25 c) e), f), g) and i) generate a difference calculating the deferred income tax under US GAAP compared to the one presented under Mexican GAAP (see Note 22 d).

Reconciliation of Deferred Income Taxes		2003		2002

Deferred income taxes under Mexican GAAP	Ps.	376,450	Ps.	847,974
US GAAP adjustments:
Prepaid expenses		(36,701)		(3,637)
Restatement of imported machinery and plant and equipment, net		(7,265)		111,648
Financial instruments		(33,073)		-
Pension and retirement plans		1,620		1,123

Total adjustments		(75,419)		109,134
Restatement of prior year financial statements		-		(29,250)

Deferred income taxes under US GAAP	Ps.	301,031	Ps.	927,858

The total deferred income taxes under US GAAP include the corresponding current portion (asset) liability as of December 31, 2003 and 2002 of Ps. (172,026) and Ps. 84,674, respectively.

The changes in the balance of the deferred income taxes for the years under US GAAP are as follows:

		2003		2002

Balance at the beginning of the year	Ps.	927,858	Ps.	980,598
Provision for the year		338,469		36,892
Other comprehensive income		(33,073)		-
Panamco acquisition effect		(934,274)		-
Cumulative translation adjustment		2,051		(89,632)

Balance at the end of the year	Ps.	301,031	Ps.	927,858

Reconciliation of Deferred Employee Profit Sharing		2003		2002

Deferred employee profit sharing under Mexican GAAP	Ps.	-	Ps.	-
US GAAP adjustments:
Inventories		106,776		35,933
Property, plant and equipment, net		436,345		372,694
Other assets		47,275		43,106
Pension and retirement plans		(27,187)		(18,012)
Other reserves		(71,858)		(13,631)

Total adjustments		491,351		420,090

Deferred employee profit sharing under US GAAP	Ps.	491,351	Ps.	420,090

The changes in the balance of the deferred employee profit sharing for the years under US GAAP are as follows:

		2003		2002

Balance at the beginning of the year	Ps.	420,090	Ps.	322,044
Provision for the year		36,257		100,660
Panamco acquisition effect		36,508		-
Inflation adjustment		(1,504)		(2,614)

Balance at the end of the year	Ps.	491,351	Ps.	420,090

i)	Pension Plan:

Under Mexican GAAP, the liabilities for employee benefits are determined using actuarial computations in accordance with Bulletin D-3, “Obligaciones Laborales” (Labor Obligations), which is substantially the same as US GAAP SFAS No. 87, “Employers’ Accounting for Pensions”, except for the initial year of application of both bulletins, which generates a difference in the unamortized prior service costs and in the amortization expense.

Under Mexican GAAP and US GAAP, there is no difference in the liabilities for seniority premiums.

The Company has prepared a study of pension costs under US GAAP based on actuarial calculations using the same assumptions applied under Mexican GAAP (see Note 15).

The required disclosures under SFAS No. 87 are as follows:

Net Pension Cost		2003		2002		2001

Service cost	Ps.	21,470	Ps.	10,428	Ps.	8,874
Interest cost		22,915		7,035		7,523
Actual return on plan assets		(7,543)		(2,764)		(3,248)
Net amortization and deferral		(561)		(1,209)		(1,965)

Net pension cost (US GAAP)		36,281		13,490		11,184
Net pension cost recorded (Mexican GAAP)		34,803		12,380		11,575

Additional expense (income) that must be recognized under US GAAP	Ps.	1,478	Ps.	1,110	Ps.	(391)

Pension Liability		2003		2002

Projected benefit obligation	Ps.	702,261	Ps.	179,811
Pension plan funds at fair value		(206,408)		(36,732)

Unfunded projected benefit obligation		495,853		143,079
Unrecognized net transition obligation		(8,534)		(18,470)
Unrecognized net gain		35,037		43,393

Total unfunded accrued pension liability under US GAAP		522,356		168,002
Total unfunded accrued pension liability under Mexican GAAP		(527,266)		(171,283)

Liability that must be canceled under US GAAP	Ps.	(4,910)	Ps.	(3,281)

Change in Projected Benefit Obligation		2003		2002

Obligation at the beginning of the year	Ps.	179,811	Ps.	134,610
Panamco acquisition		485,041		-
Service cost		21,470		10,428
Interest cost		22,915		7,035
Actuarial gain (loss)		(938)		35,608
Benefits paid		(6,038)		(7,870)

Obligation at the end of the year	Ps.	702,261	Ps.	179,811

Change in Pension Plan Funds		2003		2002

Balance at the beginning of the year	Ps.	36,732	Ps.	41,838
Panamco acquisition		163,954		-
Actual return on plan assets in real terms		15,800		2,764
Benefits paid		(10,078)		(7,870)

Balance at the end of the year	Ps.	206,408	Ps.	36,732

j)	Minority Interest:

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity in the consolidated balance sheet.

Under US GAAP, this item must be excluded from consolidated stockholders’ equity in the consolidated balance sheet. Additionally, the minority interest in the net earnings of consolidated subsidiaries is excluded from consolidated net income.

The US GAAP adjustments shown in Note 26 a) and b) are calculated on a consolidated basis. Therefore, the minority interest effect is presented as a separate line item, in order to obtain net income and stockholders’ equity.

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

In accordance with US GAAP, the Company follows SFAS No. 95, “Statement of Cash Flows”, which is presented excluding the effects of inflation (see Note 25 l).

l) Summarized Consolidated Financial Information under US GAAP:

Balance Sheets		2003		2002

Current assets	Ps.	8,134,528	Ps.	8,297,654
Property, plant and equipment, net		17,786,048		7,556,577
Other assets		35,575,507		1,299,875

Total assets		61,496,083		17,154,106

Current liabilities		9,403,956		2,724,840
Long-term liabilities		26,616,592		3,486,929
Other liabilities		3,263,132		1,647,922

Total liabilities		39,283,680		7,859,691
Minority interest in consolidated subsidiaries		163,459		-
Stockholders’ equity		22,048,944		9,294,415

Total liabilities and stockholders’ equity	Ps.	61,496,083	Ps.	17,154,106

Income Statements		2003		2002		2001

Total revenues	Ps.	35,729,417	Ps.	18,320,674	Ps.	19,237,284
Income from operations		6,322,808		4,388,090		3,941,034
Income before income tax and tax on assets		3,639,175		4,352,997		3,793,616
Income tax		1,320,521		1,728,625		1,401,628
Net income		2,318,654		2,624,372		2,391,988
Minority net income		(20,211)		-		-

Majority net income		2,298,443		2,624,372		2,391,988
Cumulative translation result		(207,046)		(702,897)		(1,681,531)
Result of holding non-monetary assets		910,737		(227,075)		388,174
Other comprehensive income		(67,147)		-		-

Comprehensive income	Ps.	2,934,987	Ps.	1,694,400	Ps.	1,098,631

Weighted average common shares outstanding		1,704,250		1,425,000		1,425,000

Net comprehensive income per share	Ps.	1.72	Ps.	1.19	Ps.	0.77

Cash Flows(1)		2003		2002		2001

Net income	Ps.	2,228,881	Ps.	2,524,210	Ps.	2,250,232
Non-cash items		2,750,821		966,682		1,055,704
Other expenses		22,691		377,531		39,729
Working capital investment		(2,553,018)		154,140		320,511

Net cash flows from operating activities		2,449,375		4,022,563		3,666,176

Panamco acquisition		(29,191,840)		-		-
Fixed and other assets investments		(1,914,774)		(1,170,060)		(777,895)

Total investing activities		(31,106,614)		(1,170,060)		(777,895)

Financial expenses		30,823		30,169		5,643
Bank loans		15,889,909		(10,805)		(24,697)
Capital increase		9,584,874		-		-
Dividends paid		-		(561,023)		(292,125)
Other financial transactions		(1,017,345)		(407,225)		184,868

Net cash flows used in financing activities		24,488,261		(948,884)		(126,311)

Net increase in cash and cash equivalents		(4,168,978)		1,903,619		2,761,970
Effect of exchange rate changes on cash		147,634		(194,551)		(316,356)
Cash and cash equivalents from Panamco acquisition		633,183		-		-
Cash and cash equivalents at the beginning of the year		6,171,394		4,462,326		2,016,712

Cash and cash equivalents at the end of the year	Ps.	2,783,233	Ps.	6,171,394	Ps.	4,462,326

(1)	Expressed in historical Mexican pesos

Supplemental Information about Cash Flows: (1)		2003		2002		2001

Interest paid	Ps.	1,124,895	Ps.	42,847	Ps.	38,610
Income tax and tax on assets paid		1,588,809		1,873,150		1,408,205

(1)	Expressed in historical Mexican pesos

Statements of Changes in Stockholders’ Equity:		2003		2002

Stockholders’ equity at the beginning of the year	Ps.	9,294,415	Ps.	8,208,275
Dividends declared and paid		-		(608,260)
Cumulative translation adjustment		(207,046)		(702,897)
Increase in capital stock		9,819,542		-
Result of holding non-monetary assets		910,737		(227,075)
Other comprehensive income		(67,147)		-
Net income for the year		2,298,443		2,624,372

Stockholders’ equity at the end of the year	Ps.	22,048,944	Ps.	9,294,415

Note 26. Reconciliation of Mexican GAAP to US GAAP

a) Reconciliation of Net Majority Income for the year:

		2003		2002		2001

Net majority income under Mexican GAAP	Ps.	2,311,842	Ps.	2,660,801	Ps.	2,325,939
US GAAP adjustments:
Restatement of prior year financial statements (Note 25 a)		-		5,384		140,208
Deferred promotional expenses (Note 25 c)		(100,923)		(10,697)		-
Intangible assets (Note 25 d)		-		38,819		-
Restatement of imported machinery and equipment (Note 25 e)		7,763		(13,651)		(6,770)
Capitalization of the integral result of financing (Note 25 f)		(5,847)		(690)		18,466
Financial instruments (Note 25 g)		7,396		(4,815)		-
Deferred income taxes (Note 25 h)		115,947		50,991		3,523
Deferred employee profit sharing (Note 25 h)		(36,257)		(100,660)		(89,769)
Pension plan (Note 25 i)		(1,478)		(1,110)		391

Total adjustments		(13,399)		(36,429)		66,049

Net income under US GAAP	Ps.	2,298,443	Ps.	2,624,372	Ps.	2,391,988

Under US GAAP, the monetary position effect of the income statement adjustments is included in each adjustment, except for the capitalization of the integral result of financing, goodwill and pension plan liabilities that are non-monetary.

b)	Reconciliation of Stockholders’ Equity:

		2003		2002

Majority stockholders’ equity under Mexican GAAP	Ps.	22,653,118	Ps.	9,668,141
US GAAP adjustments:
Restatement of prior year financial statements (Note 25 a)		-		(181,437)
Deferred promotional expenses (Note 25 c)		(111,212)		(10,697)
Intangible assets (Note 25 d)		38,819		38,819
Restatement of imported machinery and equipment (Note 25 e)		(94,376)		233,427
Capitalization of the integral result of financing (Note 25 f)		71,073		76,920
Other comprehensive income (Note 25 g)		(97,456)		(4,815)
Deferred income taxes (Note 25 h)		75,419		(109,134)
Deferred employee profit sharing (Note 25 h)		(491,351)		(420,090)
Pension plan (Note 25 i)		4,910		3,281

Total adjustments		(604,174)		(373,726)

Stockholders’ equity under US GAAP	Ps.	22,048,944	Ps.	9,294,415

c)	Reconciliation of Comprehensive Income:

		2003		2002		2001

Majority comprehensive income under Mexican GAAP	Ps.	3,165,435	Ps.	2,113,205	Ps.	2,284,254
US GAAP adjustments:
Net income (Note 26 a)		(13,399)		(36,429)		66,049
Translation adjustment		(207,046)		(702,897)		(1,681,531)
Result of holding non-monetary assets		57,144		320,521		429,859
Other comprehensive income		(67,147)		-		-

Comprehensive income under US GAAP	Ps.	2,934,987	Ps.	1,694,400	Ps.	1,098,631

Note 27. Future Impact of Recently Issued Accounting Standards Not Yet in Effect.

a)	In Mexican GAAP:

Bulletin C-15, “Deterioro en el Valor de los Activos de Larga Duracion y su Disposicion” (“Impairment in the Value of Long-Lived Assets and Their Disposal”) (“C-15”):

In March 2003, the Mexican Institute of Public Accountants (“IMCP”) issued Bulletin C-15, whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early application is encouraged. C-15 establishes, among others, new principles for the calculation and recognition of impairment losses for long-lived assets and their reversal. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the present value of discounted future net cash flows. The accounting principles issued prior to this new bulletin used future net cash flows, without requiring the discounting of such cash flows. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

Bulletin C-12, “Instrumentos Financieros con Caracteristicas de Pasivo, de Capital o de Ambos” (“Financial Instruments with Characteristics of Debt, Equity or Both”) (“C-12”):

In April 2003, the IMCP issued Bulletin C-12, whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early application is encouraged. C-12 establishes the more significant differences between debt and equity, as the basis for the development of the criteria necessary to appropriately identify, classify and record, upon initial recognition, the debt and equity components, of compound financial instruments. This new pronouncement is similar SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristic of Both Liabilities and Equity”, of US GAAP. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

b)	In US GAAP:

SFAS No 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”):

In April 2003 the FASB issued SFAS No. 149, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The changes in this statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. The new standard will be effective for contracts entered into or modified after September 30, 2003, except as stated below and for hedging relationships designated after September 3, 2003. In addition, except as stated below, all provisions of this statement should be applied prospectively.

The provisions of this statement that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to September 15, 2003, should continue to be applied in accordance with their respective effective dates. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”):

In January 2003, the FASB issued FIN 46. FIN 46 clarified the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for all variable interests held by the Company in a variable interest entity created after January 31, 2003. For a variable interest held by the Company in a variable interest entity created before February 1, 2003, the Company will be required to apply the provisions of FIN 46 as of December 31, 2004. The Company does not currently have any variable interests in a variable interest entity.

Note 28. Unaudited Supplemental Pro Forma Information

The unaudited pro forma financial information presents the results for the years ended December 31, 2003 and 2002 as if the acquisition of Panamco had occurred at the beginning of the respective periods. Such information has been prepared for comparative purposes only.

These pro forma results have been prepared on the basis of Mexican GAAP, and accordingly, they include restatement for the effects of inflation as required by Mexican GAAP. These pro forma results include certain adjustments to conform Panamco’s previous accounting policies and estimates with those of the Company, including such items as depreciation rates, accounting for bottles and cases, useful lives of refrigerators, as well as the increased integral result of financing on acquisition debt. The corresponding income tax effects have also been considered.

The pro forma amounts do not reflect any operating efficiencies and cost savings that the Company believes are achievable.

	(Unaudited; in thousands, except per share amounts)
	Year Ended December 31,
	2003	2002

Net sales	43,710,952	43,970,241
Total revenues	44,006,113	44,223,606
Net income	2,766,723	3,530,583
Earnings per share	1.50	1.91

The pro forma results are not necessarily indicative either of the results of operations that actually would have resulted had the acquisition been in effect at the beginning of the respective periods or of future results.

