Form 20-F
period 2004-12-31
COCA COLA FEMSA SA DE CV
filed 2005-04-04
CIK 910631

As filed with the Securities and Exchange Commission on April 4, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2004 Commission file number: 1-12260

Coca-Cola FEMSA, S.A. de C.V.
(Exact name of registrant as specified in its Charter)

Not Applicable
(Translation of registrant´s name into English)

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
                         None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                         None
The number of outstanding shares of each class of capital or common stock as of December 31, 2004 was:

844,078,519	Series A Shares, without par value
731,545,678	Series D Shares, without par value
270,906,004	Series L Shares, without par value

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

  Yes            No

Indicate by check mark which financial statement item the registrant has elected to follow.

  Item 17            Item 18

i

ii

INTRODUCTION

References

Unless the context otherwise requires, the terms “Coca-Cola FEMSA,” “our company,” “we,” “us” and “our” are used in this annual report to refer to Coca-Cola FEMSA, S.A. de C.V. and its subsidiaries on a consolidated basis.

References herein to “U.S. dollars,” “US$,” “dollars” or “$” are to the lawful currency of the United States of America. References herein to “Mexican pesos” or “Ps.” are to the lawful currency of Mexico.

“Soft drink” as used in this annual report refers generally to non-alcoholic beverages, including those carbonated or containing natural or artificial flavors and sweeteners.

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 11.146 to US$ 1.00, the exchange rate quoted by dealers to us for the settlement of obligations in foreign currencies on December 31, 2004. On December 31, 2004 and on March 11, 2005, the noon buying rates for Mexican pesos as published by the Federal Reserve Bank of New York were Ps. 11.1540 to US$ 1.00 and Ps. 11.1335 to US$ 1.00, respectively. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since January 1, 2000.

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

Presentation of Panamco

We acquired Corporación Interamericana de Bebidas, S.A. de C.V., known at the time of acquisition as Panamerican Beverages, Inc., and which we refer to as Panamco, on May 6, 2003. Under generally accepted accounting principles in Mexico, or Mexican GAAP, Panamco is included in our consolidated financial statements since May 2003 but is not included prior to this date. As a result, our consolidated financial information as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 are not comparable. Through our acquisition of Panamco, we acquired additional territories in Mexico, which are reported as part of our Mexico segment, as well as territories in Central America, Colombia, Venezuela and Brazil, each of which is reported as a separate segment. We did not acquire any additional territories in Argentina, the segment information for which is fully comparable to prior periods.

Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Key Information

Selected Consolidated Financial Data

This annual report includes (under Item 18) our audited consolidated balance sheets as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2004, 2003 and 2002. Our consolidated financial statements are prepared in accordance with Mexican GAAP. Mexican GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Notes 25 and 26 to our consolidated financial statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, together with a reconciliation to U.S. GAAP of net income and stockholders’ equity.

Pursuant to Mexican GAAP, in our financial statements and the selected financial information set forth below:

  Nonmonetary assets (including property, plant and equipment of local origin) and stockholders’ equity are restated for inflation based on the local consumer price index. Property, plant and equipment of foreign origin are restated based on the exchange rate and inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date.

  Gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income.

  All financial statements are restated in constant Mexican pesos at December 31, 2004.

The effects of inflation accounting under Mexican GAAP have not been reversed in the reconciliation to U.S. GAAP of net income and stockholders’ equity. See Notes 25 and 26 to our consolidated financial statements.

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

Under Mexican GAAP, Panamco is included in our consolidated financial statements from May 2003 and is not included for periods prior to such date. As a result, our consolidated financial information for periods subsequent to the acquisition is not comparable to information for prior periods.

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

	Year Ended December 31,

	2004 (1)	2004	2003 (2)	2002	2001	2000

	(in millions of U.S. dollars or in millions of constant Mexican pesos at December 31, 2004 , except per share data)
Income Statement Data:
Mexican GAAP
Net sales	$ 4,153	Ps. 46,290	Ps. 37,876	Ps. 19,432	Ps. 18,458	Ps. 17,764
Total revenues	4,172	46,499	38,121	19,586	18,597	17,840
Cost of sales	2,150	23,964	19,367	9,098	8,630	8,675
Gross profit	2,022	22,535	18,754	10,488	9,967	9,165
Operating expenses	1,331	14,839	11,655	5,581	5,594	5,653
Intangible amortization	—	—	—	41	113	121
Income from operations	691	7,696	7,099	4,866	4,260	3,391
Net income for the year	487	5,427	2,481	2,800	2,438	1,495
Majority net income	485	5,404	2,463	2,800	2,438	1,495
Minority net income	2	23	18	—	—	—
U.S. GAAP
Net sales	$ 4,153	Ps. 46,290	Ps. 37,090	Ps. 19,131	Ps. 18,170	Ps. 17,466
Total revenues	4,172	46,499	37,345	19,272	20,236	20,018
Income from operations (3)	665	7,414	6,867	4,677	4,146	3,448
Net income for the year	517	5,758	2,418	2,761	2,516	1,688
Net income per share (4)	0.28	3.12	1.42	1.94	1.77	1.19

Balance Sheet Data:
Mexican GAAP
Total assets	$ 6,017	Ps. 67,066	Ps. 66,668	Ps. 17,902	Ps. 15,827	Ps. 13,506
Short-term debt	294	3,272	3,132	10	16	18
Long-term debt	1,949	21,716	27,456	3,467	3,226	3,540
Capital stock	251	2,793	2,793	2,591	2,591	2,591
Majority stockholders' equity	2,638	29,400	24,120	10,581	8,952	6,476
Total stockholders' equity	2,702	30,109	24,294	10,581	8,952	6,476
U.S. GAAP
Total assets	$ 6,094	Ps. 67,925	Ps. 66,339	Ps. 18,045	Ps. 16,583	Ps. 15,919
Short-term debt	294	3,272	3,132	10	16	18
Long-term debt	1,949	21,716	27,456	3,467	3,226	3,540
Capital stock	251	2,793	2,793	2,591	2,591	2,591
Total stockholders' equity	2,626	29,268	23,193	9,777	8,635	7,828

Other Data:
Mexican GAAP
Depreciation (5)	$ 111	Ps. 1,239	Ps. 1,040	Ps. 598	Ps. 668	Ps. 731
Capital expenditures (6)	173	1,929	2,007	1,481	909	1,017

U.S. GAAP
Depreciation (5)(7)	$ 102	Ps. 1,142	Ps. 1,559	Ps. 482	Ps. 753	Ps. 851

______________________
(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 11.146 to US$ 1.00 solely for the convenience of the reader.
(2)	Includes the acquired territories from May 2003.

(3)	We include employee profit sharing as part of income from operations for purposes of U.S. GAAP.
(4)

For the years ended December 31, 2000 through December 31, 2002, computed on the basis of 1,425 million shares outstanding. For the year ended December 31, 2003, computed on the basis of 1,704.3 million shares outstanding, the weighted average shares outstanding during 2003 after giving effect to the capital increase in May 2003 in connection with the Panamco acquisition. For the year ended December 31, 2004, computed on the basis of 1,846.4 million shares outstanding, the weighted average shares outstanding during 2004 after giving effect to the rights offering that expired in September 2004.

(5)

Excludes estimated breakage of bottles and cases (Ps. 419 million in 2004) and amortization of other assets, pension and seniority premiums and deferred taxes (Ps. 402 million in 2004). See the consolidated statements of changes in financial position included in our consolidated financial statements.

(6)	Includes investments in property, plant and equipment, bottles and cases and deferred charges.
(7)	In accordance with U.S. GAAP, expressed in nominal Mexican pesos and not restated in constant Mexican pesos at December 31, 2004.

Dividends and Dividend Policy

The following table sets forth the nominal amount in Mexican pesos of dividends declared and paid per share each year and the U.S. dollar amounts on a per share basis actually paid to holders of American Depositary Shares, which we refer to as ADSs, on each of the respective payment dates.

Fiscal Year with Respect to which Dividend was Declared		Date Dividend Paid		Mexican Pesos per Share (Nominal)		U.S. Dollars per Share

2000		March 28, 2001		Ps. 0.212		$ 0.023
2001		May 9, 2002		0.394		0.042
2002	(1)	—	(1)	—	(1)	—	(1)
2003		May 30, 2004		0.282		0.025
2004		March 8, 2005	(2)	0.336		—	(3)
______________________
(1)	Dividends were not declared for fiscal year 2002.
(2)	Date of dividend declaration because dividends for 2004 have not been paid at the time of this annual report.
(3)	Because dividends for 2004 have not been paid at the time of this annual report, the U.S. dollar per share amount has not been determined.

The declaration, amount and payment of dividends are subject to approval by holders of our Series A Shares and our Series D Shares voting as a single class, generally upon the recommendation of our board of directors, and will depend upon our operating results, financial condition, capital requirements, general business conditions and the requirements of Mexican law. Holders of Series L shares, including in the form of ADSs, are not entitled to vote on the declaration and payment of dividends. We have historically paid dividends although we decided not to pay a dividend for fiscal year 2002. Accordingly, our historical dividend payments are not necessarily indicative of future dividends.

Exchange Rate Information

The following tables set forth, for the periods indicated, the high, low, average and period end noon buying rates of the Federal Reserve Bank of New York, expressed in Mexican pesos per U.S. dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	Exchange Rate

	High	Low	Average (1)	Period End

2000	Ps. 10.09	Ps. 9.18	Ps. 9.47	Ps. 9.62
2001	9.97	8.95	9.34	9.16
2002	10.43	9.00	9.66	10.43
2003	11.41	10.11	10.79	11.24
2004	11.64	10.81	11.31	11.15

______________________

(1)	Average month-end rates.

	Exchange Rate

	High	Low	Period End

2003:
First Quarter	Ps. 11.24	Ps. 10.32	Ps. 10.78
Second Quarter	10.77	10.11	10.46
Third Quarter	11.06	10.34	11.00
Fourth Quarter	11.41	10.97	11.24

2004:
First Quarter	Ps. 11.25	Ps. 10.81	Ps. 11.18
Second Quarter	11.64	11.16	11.54
Third Quarter	11.60	11.35	11.39
Fourth Quarter	11.54	11.11	11.15
September	11.60	11.39	11.39
October	11.54	11.24	11.54
November	11.53	11.24	11.24
December	11.33	11.11	11.15

2005:
January	Ps. 11.41	Ps. 11.17	Ps. 11.21
February	11.21	11.04	11.09
March (1)	11.13	10.98	11.13

______________________
(1)	From the period beginning March 1 until March 11, 2005.

Mexico has a free foreign exchange market and, since December 1994, the Mexican government has not intervened to maintain the value of the Mexican peso against the U.S. dollar. The Mexican peso declined in 1998 as the foreign exchange markets experienced volatility as a result of the financial crises in Asia and Russia and the financial turmoil in countries such as Brazil and Venezuela. The Mexican peso remained relatively stable from 1999 until the fall of 2001. In late 2001 and early 2002, the Mexican peso appreciated considerably against the U.S. dollar and, more strongly, against other foreign currencies. From the second quarter of 2002 and until the end of 2003, the Mexican peso depreciated in value. The Mexican peso remained relatively stable in 2004 and has appreciated at the end of 2004 and through early March in 2005. We can make no assurance that the Mexican government will maintain its current policies with regard to the Mexican peso or that the Mexican peso will not depreciate significantly in the future.

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

RISK FACTORS

Risks Related to Our Company

Our business depends on our relationship with The Coca-Cola Company, and changes in this relationship may adversely affect our results of operations and financial position.

Approximately 94% of our sales volume in 2004 was derived from sales of Coca-Cola trademark beverages. We produce, market and distribute Coca-Cola trademark beverages through standard bottler agreements that cover all of our present territories. Through its rights under the bottler agreements and as a large shareholder, The Coca-Cola Company has the ability to exercise substantial influence over the conduct of our business.

Under our bottler agreements, The Coca-Cola Company may unilaterally set the price for its concentrate. We prepare a three-year general business plan that is submitted to our board of directors for approval. The Coca-Cola Company may require that we demonstrate our financial ability to meet our plans and may terminate our rights to produce, market and distribute soft drinks in territories with respect to which such approval is withheld. The Coca-Cola Company also makes significant contributions to our marketing expenses although it is not required to contribute a particular amount. In addition, we are prohibited from bottling any soft drink product or distributing other beverages without The Coca-Cola Company’s authorization or consent. The Coca-Cola Company has the exclusive right to import and export Coca-Cola trademark beverages to and from our territories. We may not transfer control of the bottler rights of any of our territories without the consent of The Coca-Cola Company.

We depend on The Coca-Cola Company to renew our bottler agreements. Two of our bottler agreements for Mexico, which together were responsible for almost half of our total sales for Mexico in 2004, expire in May 2005, and the remaining two expire in 2013, renewable in each case for ten-year terms. Our bottler agreements for Brazil expired in December 2004, and our bottler agreement for Colombia expires in April 2005. We are currently in the process of negotiating renewals of these agreements. Our remaining territories are governed by bottler agreements that expire after 2005 and have similar renewal periods. There can be no assurances that The Coca-Cola Company will decide to renew any of these agreements. In addition, these agreements generally may be terminated in the event that we fail to comply with their terms. Non-renewal or termination would prevent us from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on our business, financial condition, prospects and results of operations.

The Coca-Cola Company and FEMSA have substantial influence on the conduct of our business, which may result in us taking actions contrary to the interest of our remaining shareholders.

The Coca-Cola Company and FEMSA have significant influence on the conduct of our business. The Coca-Cola Company indirectly owns 39.6% of our outstanding capital stock, representing 46.4% of our capital stock with full voting rights. The Coca-Cola Company is entitled to appoint four of our 18 directors and certain of our executive officers and, except under limited circumstances, has the power to veto all actions requiring approval by our board of directors. FEMSA indirectly owns 45.7% of our outstanding capital stock, representing 53.6% of our capital stock with full voting rights. FEMSA is entitled to appoint 11 members of our board of directors and certain of our executive officers. The Coca-Cola Company and FEMSA together, or FEMSA acting alone in certain limited circumstances, thus have the power to determine the outcome of all actions requiring approval by our board of directors, and FEMSA and The Coca-Cola Company together, except in certain limited situations, have the power to determine the outcome of all actions requiring approval of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.” The interests of The Coca-Cola Company and FEMSA may be different from the interests of our remaining shareholders, which may result in us taking actions contrary to the interest of our remaining shareholders.

We have significant transactions with affiliates, particularly The Coca-Cola Company and FEMSA, which create potential conflicts of interest and could result in less favorable terms to us.

We engage in transactions with subsidiaries of both The Coca-Cola Company and FEMSA. Our transactions with FEMSA include supply agreements under which we purchase certain supplies and equipment, a service agreement under which a FEMSA subsidiary transports finished products from our production facilities to distribution facilities in Mexico, sales of finished products to a Mexican convenience store chain owned by FEMSA and a service agreement under which a FEMSA subsidiary provides administrative services to our company. In addition, we have entered into cooperative marketing arrangements with The Coca-Cola Company and FEMSA. We are a party to a number of bottler agreements with The Coca-Cola Company and have also entered into a credit agreement with The Coca-Cola Company pursuant to which we may borrow up to US$ 250 million for working capital and other general corporate purposes. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” and “Item 4. Information on the Company—Bottler Agreements.” Transactions with affiliates may create the potential for conflicts of interest, which could result in terms less favorable to us than could be obtained from an unaffiliated third party.

We significantly increased our leverage as a result of the Panamco acquisition, which may adversely affect our business.

In connection with the acquisition of Panamco, we incurred approximately Ps. 27,720 million of debt (including existing debt of Panamco). Our total indebtedness as of December 31, 2004 was Ps. 24,988 million, consisting of Ps. 21,716 million of long-term debt and Ps. 3,272 million of short-term debt. Our debt level is significantly higher than it had been prior to the acquisition. The increase in debt may reduce the amount of cash otherwise available to us to invest in our business or meet our obligations and may prevent us in the future from pursuing acquisitions and other opportunities that may present themselves to us or from obtaining additional financing or completing refinancings on terms favorable to us.

Competition could adversely affect our financial performance.

The beverage industry throughout Latin America is highly competitive. We face competition from other bottlers of soft drinks such as Pepsi products, and from producers of low cost beverages or “B brands”. We also compete against beverages other than soft drinks such as water, fruit juice and sport drinks. Although competitive conditions are different in each of our territories, we compete principally in terms of price, packaging, consumer sale promotions, customer service and non-price retail incentives. There can be no assurances that we will be able to avoid lower pricing as a result of competitive pressure. Lower pricing, changes made in response to competition and changes in consumer preferences may have an adverse effect on our financial performance.

Our principal competitor in Mexico is The Pepsi Bottling Group, or PBG. PBG is the largest bottler of Pepsi products worldwide and competes with Coca-Cola trademark beverages. We have also experienced stronger competition in Mexico from lower priced soft drinks in larger, multiple serving packaging, resulting in lower average pricing. In Argentina and Brazil, we compete with Companhia de Bebidas das Américas, commonly referred to as AmBev, the largest brewer in Latin America, which sells Pepsi products, in addition to a portfolio that includes local brands with flavors such as guaraná and proprietary beers. (In September 2004, AmBev combined with Belgian brewer Interbrew N.V./S.A. to form InBev S.A., or InBev.) In each of our territories we compete with Pepsi bottlers with various other bottlers and distributors of nationally and regionally advertised soft drinks. In certain territories, we compete with producers of soft drink flavors that have a strong local presence.

We may not be able to improve performance in the territories acquired in the Panamco acquisition.

Through the acquisition of Panamco, we acquired territories in Mexico as well as in the following countries in which we have not historically conducted operations: Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil. Since the acquisition, we have undertaken a number of initiatives to improve profitability and reduce costs in these territories. Many of these territories are characterized by less favorable consumption patterns than those experienced in Mexico, stronger local competitors and challenging political, labor and economic climates. In addition, distribution and marketing practices in these territories differ from our historical practices. Several of these territories have a lower level of “pre-sale” (a distribution method in which the sales and delivery functions are separated and trucks are loaded with the actual mix of products that retailers have previously ordered) as a percentage of total distribution than we were accustomed to having, and product offerings and packaging vary from territory to territory with customer preferences. There can be no assurance that our initiatives will reduce operating costs or maintain or improve sales in the future, which may adversely affect our sales growth and operating margins.

A water shortage or a failure to maintain existing concessions could adversely affect our business.

Water is an essential component of soft drinks. We obtain water from various sources in our territories, including springs, wells, rivers and municipal water companies. In Mexico, we purchase water from municipal water companies and pump water from our own wells pursuant to concessions granted by the Mexican government. We obtain the vast majority of the water used in our soft drink production in Mexico pursuant to these concessions, which the Mexican government granted based on studies of the existing and projected groundwater supply. Our existing water concessions in Mexico may be terminated by governmental authorities under certain circumstances and their renewal depends on receiving necessary authorizations from municipal and/or federal water authorities. See “Item 4. Information on the Company—Regulation—Water Supply Law.” In our other territories, our existing water supply may not be sufficient to meet our future production needs and the available water supply may be adversely affected by shortages or changes in governmental regulations.

We cannot assure you that water will be available in sufficient quantities to meet our future production needs, or that our concessions will not be terminated or will prove sufficient to meet our water supply needs.

Increases in the prices of raw materials would increase our cost of sales and may adversely affect our results of operations.

Our most significant raw materials are concentrate, which we acquire from companies designated by The Coca-Cola Company, packaging materials and sweeteners. Prices for concentrate are determined by The Coca-Cola Company pursuant to our bottler agreements as a percentage of the weighted average retail price, net of applicable taxes. The prices for our remaining raw materials are driven by market prices and local availability as well as the imposition of import duties and import restrictions and fluctuations in exchange rates. We are also required to meet all of our supply needs from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to us. Our sales prices are denominated in the local currency in which we operate, while the prices of certain materials used in the bottling of our products, mainly resin, ingots to make plastic bottles, finished plastic bottles and aluminum cans, are paid in or determined with reference to the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the currency of any country in which we operate, particularly against the Mexican peso. See “Item 4. Information on the Company—The Company—Raw Materials.”

After concentrate, packaging and sweeteners constitute the largest portion of our raw material costs. Our most significant packaging raw material costs arise from the purchase of resin and plastic ingots to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are tied to crude oil prices. In Mexico, the prices that we paid for resin increased by more than 20% in U.S. dollars in 2004. Sugar prices in all of the countries in which we operate other than Brazil are subject to local regulations and other barriers to market entry that cause us to pay in excess of international market prices for sugar. In Mexico, our sugar prices increased approximately 13% in 2004. In Venezuela, we have experienced sugar shortages that have adversely affected our operations. These shortages were due to the inability of the main sugar importers to access foreign currencies as a result of exchange controls in effect in that country.

We cannot assure you that our raw material prices will not further increase in the future. Increases in the prices of raw materials would increase our cost of sales and adversely affect our results of operations.

Taxes on soft drinks could adversely affect our business.

Our products are subject to excise and value-added taxes in many of the countries in which we operate. The imposition of new taxes or increases in taxes on our products may have a material adverse effect on our business, financial condition, prospects and results of operations. In 2003, Mexico implemented a 20% excise tax on carbonated soft drinks produced with non-sugar sweetener. See “Item 8. Financial Information–Legal Proceedings.” Certain countries in Central America, Argentina and Brazil have also imposed taxes on carbonated soft drinks. See “Item 4. Information on the Company—Regulation—Taxation of Soft Drinks.” We cannot assure you that any governmental authority in any country where we operate will not impose or increase taxes on our products in the future.

Regulatory developments may adversely affect our business.

We are subject to regulation in each of the territories in which we operate. The principal areas in which we are subject to regulation are environment, labor, taxation and antitrust. The adoption of new laws or regulations in the countries in which we operate may increase our operating costs or impose restrictions on our operations which, in turn, may adversely affect our financial condition, business and results of operations. In particular, environmental standards are becoming more stringent in several of the countries in which we operate, and we are in the process of complying with these new standards. Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on our future results of operations or financial condition.

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which we operate. The imposition of these restrictions in the future may have an adverse effect on our results of operations and financial position. Although Mexican bottlers have been free to set prices for carbonated soft drinks without governmental intervention since January 1996, such prices had been subject to statutory price controls and to voluntary price restraints, which effectively limited our ability to increase prices in the Mexican market without governmental consent. See “Item 4. Information on the Company—Regulation—Price Controls.” We cannot assure that governmental authorities in any country where we operate will not impose statutory price controls or voluntary price restraints in the future.

Our operations have from time to time been subject to investigations and proceedings by antitrust authorities and litigation relating to alleged anticompetitive practices. We cannot assure you that these investigations and proceedings will not have an adverse effect on our results of operations or financial condition.

Risks Related to the Series L Shares and the ADSs

Holders of our Series L Shares have limited voting rights.

Holders of our Series L Shares are entitled to vote only in limited circumstances. They generally may elect three of our 18 directors and are only entitled to vote on specific matters, including changes in our corporate form, certain mergers involving our company and the cancellation of the registration of our shares. As a result, these holders will not be able to influence our business or operations. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10. Additional Information—Bylaws—Voting Rights.”

Holders of ADSs may not be able to vote at our shareholder meetings.

Our shares are traded on the New York Stock Exchange in the form of ADSs. We cannot assure that holders of our shares in the form of ADSs will receive notice of shareholders meetings from our ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner.

Holders of Series L Shares in the United States and holders of ADSs may not be able to participate in any future preemptive rights offering and as a result may be subject to dilution of their equity interests.

Under applicable Mexican law, if we issue new shares for cash as a part of a capital increase, we are generally required to grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally allow holders of our shares or ADSs who are located in the United States to exercise any preemptive rights in any future capital increases unless (1) we file a registration statement with the SEC with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of our shares in the form of ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

We cannot assure that we will file a registration statement with the SEC to allow holders of our shares or ADSs who are located in the United States to participate in a preemptive rights offering. In addition, under current Mexican law, the sale by the ADS depositary of preemptive rights and the distribution of the proceeds from such sales to the holders of our shares in the form of ADSs is not possible. As a result, the equity interest of holders of our shares in the form of ADSs would be diluted proportionately. See “Item 10. Additional Information—Preemptive Rights.”

The protections afforded to minority shareholders in Mexico are different from those afforded to minority shareholders in the United States.

Under Mexican law, the protections afforded to minority shareholders are different from, and may be less than, those afforded to minority shareholders in the United States. Mexican laws concerning duties of directors are not well developed, there is no procedure for class actions as such actions are conducted in the United States and there are different procedural requirements for bringing shareholder lawsuits for the benefit of companies. Therefore, it may be more difficult for minority shareholders to enforce their rights against us, our directors or our controlling shareholders than it would be for minority shareholders of a United States company.

Investors may experience difficulties in enforcing civil liabilities against us or our directors, officers and controlling persons.

We are organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their respective assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Developments in other countries may adversely affect the market for our securities.

The market value of securities of Mexican companies is, to varying degrees, influenced by economic and securities market conditions in other emerging market countries. Although economic conditions are different in each country, investors’ reaction to developments in one country can have effects on the securities of issuers in other countries, including Mexico. We cannot assure you that events elsewhere, especially in emerging markets, will not adversely affect the market value of our securities.

Risks Related to Mexico and the Other Countries in Which We Operate

Adverse economic conditions in Mexico may adversely affect our financial condition and results of operations.

We are a Mexican corporation, and our Mexican operations are our single most important geographic segment. For the year ended December 31, 2004, 57% of our net sales were attributable to Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our company. We cannot assume that such conditions will not return or that such conditions will not have a material adverse effect on our results of operations and financial condition.

Our business may be significantly affected by the general condition of the Mexican economy, or by the rate of inflation in Mexico, interest rates in Mexico and exchange rates for the Mexican peso. Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. Because a large percentage of our costs and expenses are fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events, and our profit margins may suffer as a result. In addition, an increase in interest rates in Mexico would increase the cost to us of variable rate, Mexican peso-denominated funding, which constituted approximately 73% of our total debt as of December 31, 2004, and have an adverse effect on our financial position and results of operations.

Depreciation of the Mexican peso relative to the U.S. dollar could adversely affect our financial condition and results of operations.

A depreciation of the Mexican peso relative to the U.S. dollar would increase the cost to us of a portion of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars and thereby may negatively affect our financial position and results of operations. We generally do not hedge our exposure to the U.S. dollar with respect to the Mexican peso and other currencies. A severe devaluation or depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated indebtedness or obligations in other currencies. While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange rate policies in the future, as it has done in the past. Currency fluctuations may have an adverse effect on our financial condition, results of operations and cash flows in future periods.

Political events in Mexico could adversely affect our operations.

Political events in Mexico may significantly affect our operations. In the Mexican federal elections held on July 2, 2000, Vicente Fox of the Partido Acción Nacional (the National Action Party) or PAN, won the presidency. Although his victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional (the Institutional Revolutionary Party) or PRI, neither the PRI nor the PAN succeeded in securing a majority in the Mexican congress. In elections in 2003 and 2004, the PAN lost additional seats in the Mexican congress and state governorships. The resulting legislative gridlock, which is expected to continue at least until the Mexican presidential elections in 2006, has impeded the progress of structural reforms in Mexico, which may adversely affect economic conditions in Mexico, and consequently, our results of operations.

Developments in other Latin American countries in which we operate may adversely affect our business.

In addition to Mexico, we conduct operations in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. These countries expose us to different or greater country risk than Mexico. For many of these countries, results of operations in recent years have been adversely affected by deteriorating macroeconomic and political conditions. In Venezuela and Argentina, significant economic and political instability, including a contracting economy, a drastic currency devaluation, high unemployment, the introduction of exchange controls and social unrest have resulted in higher production costs and declining profitability for us. In Colombia and Venezuela, we have experienced limited disruptions in production and distribution.

Our future results may be significantly affected by the general economic and financial conditions in the countries where we operate, by the devaluation of the local currency, inflation or interest rates or by political developments or changes in law. Net sales increased in our non-Mexican territories at a relatively higher rate than in our Mexican territories in 2004 as compared to prior periods, resulting in a greater contribution to our results of operations from these territories, which also have a lower operating margin. This trend may continue in the future. Devaluation of the local currencies against the U.S. dollar may increase our operating costs in these countries, and depreciation against the Mexican peso may negatively affect the results of operations for these countries as reported in our Mexican GAAP financial statements. In addition, some of these countries may impose exchange controls that could impact our ability to purchase raw materials in foreign currencies and the ability of the subsidiaries in these countries to remit dividends abroad or make payments other than in local currencies, as is currently the case in Venezuela under regulations imposed in January 2003. As a result of these potential risks, we may experience lower demand, lower real pricing or increases in costs, which may negatively impact our results of operations.

Item 4. Information on the Company

THE COMPANY

Overview

We are the largest bottler of Coca-Cola trademark beverages in Latin America, and the second largest in the world, calculated in each case by sales volume in 2004. We operate in the following territories:

  Mexico – a substantial portion of central Mexico (including Mexico City) and southeast Mexico (including the Gulf region).
  Central America – Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide) and Panama (nationwide).
  Colombia – most of the country.
  Venezuela – nationwide.
  Brazil – the area of greater São Paulo, Campinas, Santos, the state of Mato Grosso do Sul and part of the state of Goias.
  Argentina – Buenos Aires and surrounding areas.

Our company was established on October 30, 1991 as a sociedad anónima de capital variable (a variable capital stock corporation), organized under the laws of Mexico and has a duration of 99 years. Our principal executive offices are located at Guillermo González Camarena No. 600, Col. Centro de Ciudad Santa Fé, Delegación Álvaro Obregón, México, D.F., 01210, México. Our telephone number at this location is (52-55) 5081-5100. Our website is www.coca-colafemsa.com.

The following is an overview of our operations by segment in 2004:

Operations by Segment—Overview
Year Ended December 31, 2004(1)

	Total Revenues	Percentage of Total Revenues	Income from Operations	Percentage of Income from Operations

Mexico	Ps. 26,658	57.3%	Ps. 5,519	72.7%
Central America	3,459	7.4	419	5.5
Colombia	4,066	8.7	433	5.7
Venezuela	4,776	10.3	375	5.0
Brazil	5,137	11.0	458	6.0
Argentina	2,451	5.3	383	5.1

______________________
(1)

Expressed in millions of Mexican pesos, except for percentages. The sums of the financial data for each of our segments and percentages with respect thereto differ from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation, and certain non-operating assets and activities, including corporate services.

Corporate History

We are a subsidiary of FEMSA, which also owns both the second largest brewer and the largest convenience store chain in Mexico.

In 1979, a subsidiary of FEMSA acquired certain soft drink bottlers that are now a part of our company. At that time, the acquired bottlers had 13 Mexican distribution centers operating 701 distribution routes, and their production capacity was 83 million physical cases. In 1991, FEMSA transferred its ownership in the bottlers to FEMSA Refrescos, S.A. de C.V., the corporate predecessor of our company.

In June 1993, a subsidiary of The Coca-Cola Company subscribed for 30% of our capital stock in the form of Series D Shares for US$ 195 million. In September 1993, FEMSA sold Series L Shares that represented 19% of our capital stock to the public, and we listed these shares on the Mexican Stock Exchange and, in the form of ADSs, on the New York Stock Exchange.

In a series of transactions between 1994 and 1997, we acquired the territory for Buenos Aires, Argentina from a subsidiary of The Coca-Cola Company. We expanded our Argentine operations in February 1996 by acquiring territories for the contiguous San Isidro and Pilar areas.

We expanded our Mexican operations in November 1997 by acquiring a territory in the state of Chiapas in southern Mexico, after which we covered the entire state of Chiapas.

In May 2003, we acquired all of Panamco and began producing and distributing Coca-Cola trademark beverages in additional territories in the central and the gulf regions of Mexico and in Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories. The total cost of the transaction was approximately Ps. 41,017 million, including transaction expenses. We financed the acquisition as follows: Ps. 18,163 million of new debt, Ps. 9,557 million of assumed net debt, a Ps. 2,923 million capital investment from FEMSA, the issuance of our Series D Shares to subsidiaries of The Coca-Cola Company in exchange for a capital contribution of Ps. 7,407 million in the form of equity interests in Panamco and Ps. 2,967 million in cash.

During August 2004, we conducted a rights offering to allow existing holders of our Series L Shares and ADSs to acquire newly-issued Series L Shares in the form of Series L Shares and ADSs, respectively. The purpose of the rights offering was to permit holders of Series L Shares, including in the form of ADSs, to subscribe on a proportionate basis at the same price per share at which FEMSA and The Coca-Cola Company subscribed in connection with the Panamco acquisition. The rights offering expired on September 1, 2004.

As of March 11, 2005, FEMSA indirectly owned Series A Shares equal to 45.7% of our capital stock (53.6% of its capital stock with full voting rights). The Coca-Cola Company indirectly owned Series D Shares equal to 39.6% of the capital stock of our company (46.4% of our capital stock with full voting rights). Series L Shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the New York Stock Exchange, constitute the remaining 14.7% of our capital stock.

Business Strategy

We are the largest bottler of Coca-Cola trademark beverages in Latin America in terms of total sales volume in 2004, with operations in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. While our corporate headquarters are in Mexico City, we have established divisional headquarters in the following three regions:

  Mexico with divisional headquarters in Mexico City;

  Latin Centro (covering territories in Guatemala, Nicaragua, Costa Rica, Panama, Colombia and Venezuela) with divisional headquarters in San José, Costa Rica; and

  Mercosur (covering territories in Brazil and Argentina) with divisional headquarters in São Paulo, Brazil.

We seek to provide our shareholders with an attractive return on their investment by increasing our profitability. The key factors in achieving profitability are increasing our revenues by implementing well-planned product, packaging and pricing strategies through channel distribution and by improving operational efficiencies throughout our company. To achieve these goals we continue our efforts in:

  working with The Coca-Cola Company to develop a business model to continue exploring new lines of beverages, extend existing products and participate in new beverage segments;

  implementing packaging strategies designed to increase consumer demand for our products and to build a strong returnable base for the Coca-Cola brand in our acquired territories;

  replicating our successful best practices throughout the whole value chain;

  rationalizing and adapting our organizational and asset structure in order to be in a better position to respond to a changing competitive environment;

  strengthening our selling capabilities and selectively implementing our pre-sale system, in order to get closer to our clients and help them satisfy the beverage needs of consumers;

  integrating our operations through advanced information technology systems;

  evaluating our bottled water strategy, in conjunction with The Coca-Cola Company, to maximize its profitability across our market territories; and

  committing to building a strong collaborative team, from top to bottom.

We seek to increase per capita consumption of soft drinks in the territories in which we operate. To that end, our marketing teams continuously develop sales strategies tailored to the different characteristics of our various territories and channels. We continue to develop our product portfolio to better meet market demand and maintain our overall profitability. To stimulate and respond to consumer demand, we continue to introduce new products and new presentations. See “—Product and Packaging Mix.”We also seek to increase placement of refrigeration equipment, including promotional displays, through the strategic placement of such equipment in retail outlets in order to showcase and promote our products. In addition, because we view our relationship with The Coca-Cola Company as integral to our business strategy, we use market information systems and strategies developed with The Coca-Cola Company to improve our coordination with the worldwide marketing efforts of The Coca-Cola Company. See “—Marketing—Channel Marketing.”

We seek to rationalize our distribution capacity to improve the efficiency of our operations. In 2003 and 2004, as part of the integration process from our acquisition of Panamco, we closed several under-utilized manufacturing centers and shifted distribution activities to other existing facilities. See “—Description of Property, Plant and Equipment.” In each of our facilities, we seek to increase productivity through infrastructure and process reengineering for improved asset utilization. Our capital expenditure program includes investments in production and distribution facilities, bottles, cases, coolers and information systems. We believe that this program will allow us to maintain our capacity and flexibility to innovate and to respond to consumer demand for non-alcoholic beverages.

Finally, we focus on management quality as a key element of our growth strategies and remain committed to fostering the development of quality management at all levels. Both FEMSA and The Coca-Cola Company provide us with managerial experience. To build upon these skills, we also offer management training programs designed to enhance our executives’ abilities and exchange experiences, know-how and talent among an increasing number of multinational executives from our new and existing territories.

Our Markets

The following map shows the locations of our territories, giving estimates in each case of the population to which we offer products, the number of retailers of our carbonated soft drinks and the per capita consumption of our carbonated soft drinks:

Per capita consumption data for a territory is determined by dividing carbonated soft drink sales volume within the territory (in bottles, cans, and fountain containers) by the estimated population within such territory, and is expressed on the basis of the number of eight-ounce servings of our products consumed annually per capita. In evaluating the development of local volume sales in our territories, we and The Coca-Cola Company measure, among other factors, the per capita consumption of our carbonated soft-drinks.

Our Products

We produce, market and distribute Coca-Cola trademark beverages, proprietary brands and brands licensed from third parties. The Coca-Cola trademark beverages include colas, flavored soft drinks, water and beverages in other categories such as juice drinks and isotonics. The following table set forth our main brands as of March 11, 2005:

Colas:	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Coca-Cola	✓	✓	✓	✓	✓	✓

Coca-Cola light	✓	✓	✓	✓	✓	✓

Flavored Soft Drinks:	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Chinotto				✓

Fanta	✓	✓	✓		✓	✓

Fresca	✓	✓

Frescolita		✓		✓

Grapette				✓

Hit				✓

Kola Román(1)			✓

Kuat					✓

Lift	✓	✓	✓

Mundet(2)	✓

Premio(3)			✓

Quatro	✓		✓	✓		✓

Senzao	✓

Simba					✓

Sprite	✓	✓	✓		✓	✓

Taí					✓	✓

Water:	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Ciel	✓

Club K (3)			✓

Crystal(3)					✓

Dasani		✓

Manantial (1)			✓

Nevada				✓

Santa Clara (3)			✓

Other Categories: (4)	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Powerade(4)	✓	✓	✓	✓

Sunfil(5)		✓		✓

______________________
(1)	Brand licensed from third parties other than The Coca-Cola Company.
(2)	Brand licensed from FEMSA.
(3)	Proprietary brand.
(4)	Isotonic.
(5)	Juice drink.

Sales Overview

We measure total sales volume in terms of unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to fountain syrup, powders and concentrate, refers to the volume of fountain syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product. The following table illustrates our historical sales volume for each of our territories and includes the acquired territories only from May 2003.

	Sales Volume Year Ended December 31,
	2004	2003	2002
	(millions of unit cases)

Mexico	989.9	850.1	504.7
Central America	110.6	72.9	—
Colombia	167.1	114.1	—
Venezuela	172.7	110.1	—
Brazil	270.9	176.6	—
Argentina	144.3	126.6	115.6

Combined Volume	1,855.5	1,450.5	620.3

Product and Packaging Mix

Our most important brand is Coca-Cola and its line extensions, Coca-Cola light, Coca-Cola with lime, Coca-Cola light with lime and Coca-Cola vanilla, which together accounted for 61.3% of total sales volume in 2004. Ciel, Fanta, Sprite, Lift and Fresca, our next largest brands in consecutive order, accounted for 12.3%, 5.4%, 3.2%, 3.1% and 2.0%, respectively, of total sales volume in 2004. We use the term line extensions to refer to the different flavors in which we offer our brands. We produce, market and distribute Coca-Cola trademark beverages in each of our territories in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles made of polyethylene terephtalate, which we refer to as PET.

We use the term presentation to refer to the packaging unit in which we sell our products. Presentation sizes for our Coca-Cola trademark beverages range from a 6.5-ounce personal size to a 20-liter multiple serving size. We consider multiple serving size as equal to or larger than 1.0 liter. In general, personal sizes have a higher price per unit case as compared to multiple serving sizes. We offer both returnable and non-returnable presentations, which allow us to offer different combinations of convenience and price to implement revenue management strategies and to target specific distribution channels and population segments in our territories. In addition, we sell some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which we refer to as fountain. We also sell bottled water products in jug sizes, which refers to sizes larger than 17 liters, that have a much lower price per unit than our other beverage products.

In addition to Coca-Cola trademark beverages, we produce, market and distribute certain other proprietary brands and beverages licensed from third parties other than The Coca-Cola Company in a variety of presentations.

Our core brands are principally the Coca-Cola trademark beverages. We sell certain of these brands or their line extensions at a premium in some of our territories, in which we refer to them as premium brands. We also sell certain other brands at a lower price per ounce, which we refer to as value protection brands.

The characteristics of our territories are very diverse. Central Mexico is densely populated and has a large number of competing carbonated soft drink brands and higher per capita income as compared to the rest of our territories. Brazil and Argentina are densely populated but have lower per capita consumption of carbonated soft drink products as compared to Mexico, particularly in Brazil. Portions of Central America and Colombia are large and mountainous areas with lower population density, lower per capita income and lower per capita consumption of soft drink products. In Venezuela, per capita income and consumption have been affected by recent economic and political unrest. In recent years, per capita income has been negatively affected by macroeconomic conditions in most of the countries where we operate.

The following discussion analyzes our product and packaging mix by segment. The volume data presented is for the years 2004, 2003 and 2002, which includes the acquired territories for all of 2002 and the first four months of 2003 prior to the acquisition of Panamco. We acquired these territories on May 6, 2003. Nonetheless, we believe that presenting the prior periods in this section provides a more complete illustration of the characteristics of our territories than would be possible based solely on information from the last eight months of 2003. We have presented above under “Sales Overview” our actual sales volumes by territory for the three years ended December 31, 2004, 2003 and 2002, which include the acquired territories solely for eight months of 2003 and all of 2004.

Mexico. Our product portfolio consists of Coca-Cola trademark beverages, and since 2001 has included the Mundet trademark beverages. In 2004, we expanded our core brand portfolio line by launching the flavored carbonated soft drinks Mundet Multi-flavors, Lift Golden Apple, Senzao Guaranaranja and Fanta Chamoy. We also launched the non-carbonated beverages Nestea Peach and Nestea Light. Carbonated soft drink per capita consumption of our products in our Mexican territories in 2004 was 377 eight-ounce servings.

The following table highlights historical sales volume and mix in Mexico for our products:

	Year Ended December 31,
	2004	2003	2002
Product Sales Volume	(millions of unit cases)
Coca-Cola Trademark Beverages	969.2	985.4	964.6
Other Beverages	20.7	16.2	15.9

Total	989.9	1,001.6	980.5

% Growth	(1.2)%	2.2%	—

Unit Case Volume Mix by Category	(in percentages)
Colas	60.6%	59.8%	60.8%
Flavored Soft Drinks	19.8	18.7	17.2

Total Carbonated Soft Drinks	80.4	78.5	78.0
Water(1)	19.1	20.9	20.7
Other Categories	0.5	0.6	1.3

Total	100.0%	100.0%	100.0%

Product Mix by Presentation	(in percentages)
Returnable	28.4%	27.9%	28.2%
Non-returnable	55.9	54.9	53.6
Fountain	1.3	1.3	1.3
Jug	14.4	15.9	16.9

Total	100.0%	100.0%	100.0%

______________________
(1)	Includes jug volume

Our most popular soft drink presentations were the 2.5-liter returnable plastic bottle, the 0.6-liter non-returnable plastic bottle and the 2.5-liter non-returnable plastic bottle, which together accounted for almost 70% of total carbonated soft drink sales volume in Mexico in 2004. Since 2003, we have introduced a number of new presentations in Mexico. These include 2.5-liter returnable plastic bottles, 1.5-liter non-returnable plastic bottles, 8-ounce cans, 0.45-liter non-returnable plastic bottles and 0.71-liter non-returnable plastic bottles. We relaunched our 2.0-liter non-returnable plastic bottle to fill competitive and consumer needs.

Multiple serving presentations are an important component of our product mix. In 2004, multiple serving presentations represented 61% of total carbonated soft drink sales volume in Mexico, as compared to 60% in 2003. Our commercial strategies seek to maintain the packaging mix between single and multiple serving presentations.

In the past, the packaging trend in the soft drink industry in Mexico had moved toward non-returnable presentations. However, due to the entrance of low price brands in multiple serving size presentations, we have refocused our packaging mix strategy to reinforce our sales of multiple serving size returnable packages. As a result, non-returnable presentations remained almost flat as a percentage of total sales volume in Mexico in 2004. Returnable plastic and glass presentations offer consumers a more affordable, although less convenient, product. We believe returnable packages present an opportunity for us to attract new customers and maintain customer loyalty, because they make Coca-Cola trademark beverages more attractive to price-sensitive consumers. The price of a 2.5-liter returnable package is approximately 20% less than a non-returnable package of the same size. These returnable products are mainly sold to small store retailers, which represent the largest distribution channel in the Mexican market, and benefit from returnable bottles’ lower price per ounce, which allows them to compete with larger supermarkets. We believe that our continued commitment to returnable bottle availability will allow us to compete with low-price entrants to the Mexican soft drink market.

Total sales volume reached 989.9 million unit cases in 2004, a decrease of 1.2% compared to 1,001.6 million unit cases in 2003. The decrease was due to a jug water sales volume decline of 10.5%, which more than offset the 1.3% carbonated soft drink volume growth during the same period. The volume-growth decline of our jug water business was as a result of pricing and channel-segmentation initiatives taken to increase the profitability of our water business. Carbonated soft drink volume growth was mainly driven by strong growth from our flavored brands, including Mundet Multi-Flavors, Fanta Naranja and Lift Golden Apple, which accounted for the majority of the incremental carbonated soft drink volume and volume growth from the Coca-Cola brand.

During 2004, we also initiated a new strategy in Mexico to offer consumers a wider selection of personal-size Coca-Cola presentations that vary from 8-ounce cans to 0.71-liter non-returnable plastic bottles.

Central America. Our product sales in Central America consist predominantly of Coca-Cola trademark beverages. Carbonated soft drink per capita consumption in Central America of our products was 134 eight-ounce servings in 2004.

The following table highlights historical sales volume mix and total sales volume in Central America:

	Year Ended December 31,
	2004	2003	2002
Product Sales Volume	(millions of unit cases)
Coca-Cola Trademark Beverages	102.9	99.6	93.3
Other Beverages	7.7	7.7	6.8

Total	110.6	107.3	100.1

% Growth	3.1%	7.2%	—

Unit Case Volume Mix by Category	(in percentages)
Colas	69.4%	69.4%	69.6%
Flavored Soft Drinks	24.9	24.7	23.7

Total Carbonated Soft Drinks	94.3	94.1	93.3
Water	4.1	4.2	4.0
Other Categories	1.6	1.7	2.7

Total	100.0%	100.0%	100.0%

Product Mix by Presentation	(in percentages)
Returnable	48.3%	51.8%	50.9%
Non-returnable	47.2	42.9	43.4
Fountain	4.5	5.3	5.7
Jug	—	—	—

Total	100.0%	100.0%	100.0%

In Central America, we sell the majority of our sales volume through small retailers. In 2004, multiple serving presentations represented 50.1% of total carbonated soft drink sales volume in Central America. We also launched a 2.5-liter returnable plastic presentation and 1.5-liter returnable and non-returnable plastic presentations in Central America for the Coca-Cola brand to encourage consumption of our carbonated soft drink brands in the future.

Total sales volume reached 110.6 million unit cases in 2004, increasing 3.1% compared to 107.3 million in 2003. The volume growth was mainly driven by (1) the solid performance of the cola category, especially in Nicaragua and Costa Rica, which accounted for over 70% of the increased volume during the year; and (2) growth in flavored carbonated soft drinks, which represented the majority of the balance.

Colombia. Our product portfolio in Colombia consists of Coca-Cola trademark beverages, certain products sold under proprietary trademarks and the Kola Román brand, which we license from a third party. Carbonated soft drink per capita consumption of our products in Colombia during 2004 was 79 eight-ounce servings.

The following table highlights historical sales volume mix and total sales volume in Colombia:

	Year Ended December 31,
	2004	2003	2002
Product Sales Volume	(millions of unit cases)
Coca-Cola Trademark Beverages	152.7	133.5	139.0
Other Beverages	14.4	38.3	46.0

Total	167.1	171.8	185.0

% Growth	(2.7)%	(7.1)%	—

Unit Case Volume Mix by Category	(in percentages)
Colas	65.8%	62.4%	60.4%
Flavored Soft Drinks	20.6	22.3	21.8

Total Carbonated Soft Drinks	86.4	84.7	82.2
Water(1)	13.2	15.1	17.5
Other Categories	0.4	0.2	0.3

Total	100.0%	100.0%	100.0%

Product Mix by Presentation	(in percentages)
Returnable	50.7%	53.4%	53.8%
Non-returnable	39.6	36.8	35.3
Fountain	3.3	3.0	3.0
Jug	6.4	6.8	7.9

Total	100.0%	100.0%	100.0%

______________________
(1)	Includes jug volume.

The Colombian market is characterized by lower per capita consumption and relatively lower levels of non-returnable presentations compared with the rest of our territories. In 2004, multiple serving presentations represented 46.7% of total carbonated soft drink sales volume in Colombia. After a thorough review of our flavored carbonated soft drink portfolio with The Coca-Cola Company, we launched Crush Multi-flavors nationwide at the beginning of 2005. This launch is designed to enhance our competitive position, foster demand for flavored carbonated soft drink brands and leverage our extended distribution and improved execution capabilities countrywide.

Total sales volume was 167.1 million unit cases in 2004, a decrease of 2.7% compared to 171.8 million in 2003, mainly driven by decreased flavored carbonated soft drinks and jug water volume, each of which was responsible for approximately half of the decline. The volume decline was mainly a result of (1) an asset rationalization strategy intended to reduce the production of still water sold in less profitable packages and (2) a more competitive environment in the flavored carbonated soft drink category.

Venezuela. Our product portfolio in Venezuela consists predominantly of Coca-Cola trademark beverages. Carbonated soft drink per capita consumption of our products in Venezuela during 2004 was 138 eight-ounce servings.

The following table highlights historical sales volume mix and total sales volume in Venezuela:

	Year Ended December 31,
	2004	2003	2002
Product Sales Volume	(millions of unit cases)
Coca-Cola Trademark Beverages	169.5	148.6	160.6
Other Beverages	3.2	3.0	2.3

Total	172.7	151.6	162.9

% Growth	13.9%	(6.9)%	—

Unit Case Volume Mix by Category	(in percentages)
Colas	54.5%	57.0%	48.2%
Flavored Soft Drinks	31.8	29.2	34.0

Total Carbonated Soft Drinks	86.3	86.2	82.2
Water(1)	8.2	8.2	10.6
Other Categories	5.5	5.6	7.2

Total	100.0%	100.0%	100.0%

Product Mix by Presentation	(in percentages)
Returnable	30.1%	36.4%	39.1%
Non-returnable	63.4	57.6	52.5
Fountain	3.0	2.7	3.0
Jug	3.5	3.3	5.4

Total	100.0%	100.0%	100.0%

______________________
(1)	Includes jug volume.

During 2004, we continued to focus on increasing the visibility of our core brands, including Hit, a multi-flavored soft drink, that grew in sales volume by more than 20% each year in the last two years. In 2004, multiple serving presentations represented 61.8% of total sales volume of carbonated soft drinks. Additionally, we took advantage of the Venezuela’s changing consumption patterns to roll out new 2.25-liter and 3.1-liter non-returnable presentations of the value-protection brand Grapette. This should enable us to establish a broader base of price-conscious consumers.

Total sales volume reached 172.7 million unit cases in 2004, increasing 13.9% compared to 151.6 million in 2003. This increase included a 14.2% carbonated soft drink volume increase during the year. The increase in volume was driven by strong growth across all the beverage categories, compared to a depressed base in the first two months of 2003 as a result of a national strike that made operating on a regular basis practically impossible for Panamco.

Brazil. Our product portfolio in Brazil consists mainly of Coca-Cola trademark beverages. Pursuant to an agreement with Cervejarias Kaiser, we distribute the Kaiser brands of beer, which represented 16.0% of our total sales volume in Brazil in 2004. Carbonated soft drink per capita consumption of our products in Brazil during 2004 was 179 eight-ounce servings.

The following table highlights historical sales volume mix and total sales volume in Brazil:

	Year Ended December 31,
	2004	2003	2002
Product Sales Volume	(millions of unit cases)
Coca-Cola Trademark Beverages	214.6	206.1	239.5
Other Beverages	56.3	59.0	83.1

Total	270.9	265.1	322.6

% Growth	2.2%	(17.8)%	—

Unit Case Volume Mix by Category	(in percentages)
Colas	56.2%	53.4%	47.5%
Flavored Soft Drinks	22.4	23.7	26.7

Total Carbonated Soft Drinks	78.6	77.1	74.2
Water	4.7	4.1	5.1
Other Categories(1)	16.7	18.8	20.7

Total	100.0%	100.0%	100.0%

Product Mix by Presentation	(in percentages)
Returnable	10.7%	11.1%	11.9%
Non-returnable	86.2	85.1	84.1
Fountain	3.1	3.8	4.0
Jug	—	—	—

Total	100.0%	100.0%	100.0%

______________________
(1)	Includes beer.

During 2004, we continued to diversify our packaging mix from 2.0-liter non-returnable packages and cans, which together accounted for over 69% of carbonated soft drink sales volume in 2004, a decrease from 76% in 2003, to a wider array of returnable and non-returnable presentations, including 3.0-liter, 2.5-liter, 2.25-liter and 1.5-liter non-returnable plastic bottles and 1.0-liter returnable glass bottles.

Total sales volume was 270.9 million unit cases in 2004, an increase of 2.2% compared to 265.1 million in 2003. This increase included 4.2% carbonated soft drink volume growth during the year. The majority of the volume growth came from multiple serving presentations, including the 1.5-liter, 2.25-liter, 2.5-liter and 3.0-liter non-returnable plastic bottles, which represented 68.0% of our carbonated soft drinks total sales volume. The volume increase was mainly a result of a strong focus on the Coca-Cola brand and solid growth in single-serving bottled water, which more than offset the volume decline in our flavored carbonated soft drinks.

Argentina. Our product portfolio in Argentina consists exclusively of Coca-Cola trademark beverages. Carbonated soft drink per capita consumption of our products in Argentina during 2004 was 311 eight-ounce servings.

The following table highlights historical sales volume mix and total sales volume in Argentina:

	Year Ended December 31,
	2004	2003	2002
Product Sales Volume	(millions of unit cases)
Coca-Cola Trademark Beverages	144.3	126.6	115.6
Other Beverages	—	—	—

Total	144.3	126.6	115.6

% Growth	14.0%	9.5%	—

Unit Case Volume Mix by Category	(in percentages)
Colas	68.1%	71.4%	68.3%
Flavored Soft Drinks	30.5	27.4	30.4

Total Carbonated Soft Drinks	98.6	98.8	98.7
Water	0.8	0.9	0.8
Other Categories	0.6	0.3	0.5

Total	100.0%	100.0%	100.0%

Product Mix by Presentation	(in percentages)
Returnable	26.9%	24.5%	12.4%
Non-returnable	69.6	71.8	82.9
Fountain	3.5	3.7	4.7
Jug	—	—	—

Total	100.0%	100.0%	100.0%

During 2004, we continued to adjust our packaging portfolio to the economic situation in Argentina. Through our returnable packaging strategy, we seek to offer greater affordability to our customers. Returnable packaging accounted for almost 27% of total sales volume in Argentina in 2004. We also focused on bolstering our non-carbonated categories through the launch of the new juice drinks Cepita, Carioca and Montefiore.

Total sales volume reached 144.3 million unit cases in 2004, an increase of 14.0% compared with 126.6 million in 2003. In 2004, core brands generated approximately 45% of our incremental volume growth, the value protection brand Taí accounted for 40% and premium brands accounted for most of the balance. In Argentina, premium brands consist of diet carbonated soft drinks and Schweppes. The majority of the volume growth came from our returnable presentations, including the 1.25-liter returnable glass bottle for our core brands and the 2.0-liter returnable plastic bottle for the Coca-Cola brand, representing almost 50% of the sales volume increase. In 2004, multiple serving presentations represented 83.0% of carbonated soft drinks total sales volume.

Seasonality

Sales of our products are seasonal, as our sales levels generally increase during the summer months of each country and during the Christmas holiday season. In Mexico, Central America, Colombia and Venezuela, we typically achieve our highest sales during the summer months of April through September as well as during the Christmas holidays in December. In Argentina and Brazil, our highest sales levels occur during the summer months of October through March and the Christmas holidays in December.

Marketing

Our company, in conjunction with The Coca-Cola Company, has developed a sophisticated marketing strategy to promote the sale and consumption of our products. We rely extensively on advertising, sales promotions and non-price related retailer incentive programs designed by local affiliates of The Coca-Cola Company to target the particular preferences of our soft drink consumers. Our marketing expenses in 2004, net of contributions by The Coca-Cola Company, were Ps. 1,575 million. The Coca-Cola Company contributed Ps. 920 million in 2004. Through the use of advanced information technology, we have collected customer and consumer information that allow us to tailor our marketing strategies to the types of customers located in each of our territories and to meet the specific needs of the various market segments we serve. We continue to roll out our information technology system in our acquired territories.

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

Channel Marketing. In order to provide more dynamic and specialized marketing of our products, our strategy is to segment our market and develop targeted efforts for each segment or distribution channel. Our principal channels are small retailers, “on-premise” consumption such as restaurants and bars, supermarkets and third party distributors. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of soft drink consumers in each of the different types of locations or distribution channels. In response to this analysis, we tailor our product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.

We believe that the implementation of our channel marketing strategy also enables us to respond to competitive initiatives with channel-specific responses as opposed to market-wide responses. This focused response capability isolates the effects of competitive pressure in a specific channel, thereby avoiding costlier market-wide responses. Our channel marketing activities are facilitated by our management information systems. We have invested significantly in creating these systems, including in hand-held computers to support the gathering of product, consumer and delivery information, for most of our sales routes in Mexico and Argentina and selectively in other territories.

Product Distribution

The following table provides an overview of our product distribution centers and the retailers to which we sell our products:

Product Distribution Summary
As of December 31, 2004

		Central
	Mexico	America	Colombia	Venezuela	Brazil	Argentina

Distribution Centers	109	44	41	34	11	5
Retailers (in thousands)(1)	574.6	127.4	375.3	229.6	107.0	82.4
______________________
(1)	Estimated.

We use two main sales methods depending on market and geographic conditions: (1) the traditional or conventional truck route system, in which the person in charge of the delivery makes immediate sales from inventory available on the truck and (2) the pre-sale system, which separates the sales and delivery functions and allows sales personnel to sell products prior to delivery and trucks to be loaded with the mix of products that retailers have previously ordered, thereby increasing distribution efficiency. As part of the pre-sale system, sales personnel also provide merchandising services during retailer visits, which we believe enhance the presentation of our products at the point of sale. In certain areas, we also make sales through third party wholesalers of our products. The vast majority of our sales are on a cash basis.

We believe that service visits to retailers and frequency of deliveries are essential elements in an effective selling and distribution system for our products. Accordingly, we have continued to expand our pre-sale system throughout our operations, except in areas where we believe consumption patterns do not warrant pre-sale.

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

In Mexico, we sell a majority of our beverages at small retail stores to customers who take the beverages home or elsewhere for consumption. We also sell products through the “on-premise” segment, supermarkets and others. The “on-premise” segment consists of sales through sidewalk stands, restaurants, bars and various types of dispensing machines as well as sales through point-of-sale programs in concert halls, auditoriums and theaters by means of a series of arrangements with Mexican promoters.

Central America. In Central America, we distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors. In Central America, we increased our pre-sale coverage by more than 20 percentage points in 2004 to almost 70% of total sales volume. In our Central American operations, as in most of our territories, an important part of our total sales volume is through small retailers, and we have low supermarket penetration.

Colombia. More than 50% of total sales volume in Colombia in 2004 was sold through the pre-sale system. The balance is sold through the traditional system. We distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors.

Venezuela. In Venezuela, close to 70% of total sales volume in 2004 was through the pre-sale system. We distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors. During 2004, we consolidated the operations of three of the 37 distribution facilities. Our Venezuelan operations distribute a significant part of total sales through small retailers, while supermarkets only represented approximately 6% of total sales in 2004.

Brazil. In Brazil, almost 100% of our direct sales volume was through the pre-sale system, although the delivery of our finished products to customers is by a third party. At the end of 2004, we operated eleven distribution facilities in our Brazilian territories. In contrast with the rest of our territories, which have low supermarket penetration, in Brazil we sold more than 25% of our total sales volume through supermarkets in 2004. In addition, in designated zones, third-party distributors purchase our products at a discount from the wholesale price and resell the products to retailers.

Argentina. As of December 31, 2004, we operated five distribution centers in Argentina. We distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors.

In 2004, we sold the majority of our products in the take-home segment, which consists of sales to consumers who take the beverages home or elsewhere for consumption. The percentage of total sales volume through supermarkets decreased from 17.9% in 2003 to 15.4% in 2004.

Competition

Although we believe that our products enjoy wider recognition and greater consumer loyalty than those of our principal competitors, the soft drink segments in the territories in which we operate are highly competitive. Our principal competitors are local bottlers of Pepsi and other bottlers and distributors of national and regional soft drink brands. We face increased competition in many of our territories from producers of low price beverages, commonly referred to as “B brands.” Competitive pressures in the territories acquired in the Panamco acquisition are different than those we have historically faced. For example, a number of our competitors in Central America and Brazil offer both soft drinks and beer, which may enable them to achieve distribution efficiencies.

Recently, price discounting and packaging have joined consumer sales promotions, customer service and non-price retailer incentives as the primary means of competition among soft drink bottlers. We compete by seeking to offer products at an attractive price in the different segments in our markets and by building on the value of our brands. We believe that the introduction of new products and new presentations has been a significant competitive technique that allows us to increase demand for our products, provide different options to consumers and increase new consumption opportunities. See “—Sales Overview.”

Mexico. Our principal competitors in Mexico are bottlers of Pepsi products, whose territories overlap but are not co-extensive with our own. These competitors include Pepsi Gemex, S.A. de C.V. in central Mexico, a subsidiary of PBG, the largest bottler of Pepsi products globally, and several other Pepsi bottlers in central and southeast Mexico. In addition, we compete with Cadbury Schweppes and with other national and regional brands in our Mexican segment. We also face an increase in competition from low price producers offering multiple serving size presentations in the soft drink industry. Competitive pressures further intensified in 2004.

Central America. In the countries that comprise our Central America segment, our main competitors are Pepsi bottlers. In Guatemala and Nicaragua, we compete against a joint venture between AmBev and The Central American Bottler Corporation; in Costa Rica, our principal competitor is Embotelladora Centroamericana, S.A. and in Panama, our main competitor is Refrescos Nacionales, S.A. We have recently faced an increase in competition from low price producers offering multiple serving size presentations in some Central American countries.

Colombia. Our principal competitor in Colombia is Postobón S.A., which we refer to as Postobón, a well-established local bottler that sells flavored soft drinks, some of which have a wide consumption preference, such as cream soda, which is the second most popular category in the Colombian soft drink industry in terms of total sales volume, and that also sells Pepsi products. Postobón is a vertically integrated producer, the owners of which hold other significant commercial interests in Colombia.

Venezuela. In Venezuela, our main competitor is Pepsi-Cola Venezuela, C.A., a joint venture formed between PepsiCo. and Empresas Polar, S.A., the leading beer distributor in the country. We also compete with the producers of Kola Real in part of the country.

Brazil. In Brazil, we compete against AmBev, a Brazilian company with a portfolio of brands that includes Pepsi, local brands with flavors such as guaraná and proprietary beers. We also compete against “B brands” or “Tubainas,” which are small, local producers of low cost flavored soft drinks in multiple serving presentations that represent an important portion of the soft drink market.

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

Raw Materials

Pursuant to the bottler agreements with The Coca-Cola Company, we are required to purchase concentrate, including aspartame, an artificial sweetener used in diet sodas, for all Coca-Cola trademark beverages from companies designated by The Coca-Cola Company. The price of concentrate for all Coca-Cola trademark beverages is a percentage of the average price we charge to our retailers net of applicable taxes. Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage is set pursuant to periodic negotiations with The Coca-Cola Company. In connection with the Panamco acquisition, The Coca-Cola Company agreed that concentrate prices would not be raised through May 2004. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Coca-Cola Memorandum.” Since May 2004, concentrate price increases are again set pursuant to periodic negotiations with The Coca-Cola Company. In most cases, concentrate is purchased in the local currency of the territory.

In addition to concentrate, we purchase sweeteners, carbon dioxide, resin and ingots to make plastic bottles, finished plastic and glass bottles, cans, closures and fountain containers, as well as other packaging materials. Our bottler agreements provide that, with respect to Coca-Cola trademark beverages, these materials may be purchased only from suppliers approved by The Coca-Cola Company. Prices for packaging materials historically are determined with reference to the U.S. dollar, although the local currency equivalent in a particular country is subject to price volatility in accordance with changes in exchange rates. Our most significant packaging raw material costs arise from the purchase of resin, plastic ingots to make plastic bottles, and finished plastic bottles, which we obtain from international and local producers. The prices of these materials are tied to crude oil prices, and we have recently experienced volatility in the prices we pay for these materials. In Mexico, our prices for resin increased by more than 20% in U.S. dollars in 2004. Resin prices may continue to increase in the future.

Under our agreements with The Coca-Cola Company, we may use raw or refined sugar or high fructose corn syrup as sweeteners in our products. Sugar prices in all of the countries in which we operate, other than Brazil, are subject to local regulations and other barriers to market entry that cause us to pay in excess of international market prices for sugar. We have experienced sugar price volatility in these territories as a result of changes in local conditions and regulations.

None of the materials or supplies that we use is presently in short supply, although the supply of specific materials could be adversely affected by strikes, weather conditions, governmental controls or national emergency situations.

Mexico. We purchase our returnable plastic bottles from Continental PET Technologies de México, S.A. de C.V, a subsidiary of Continental Can, Inc., which has been the exclusive supplier of returnable plastic bottles to The Coca-Cola Company and its bottlers in Mexico. We also purchase resin from Arteva Specialties, S. de R.L. de C.V. and Industrias Voridian, S.A. de C.V., which ALPLA Fábrica de Plásticos, S.A. de C.V. manufactures into non-returnable plastic bottles for us.

Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for the soft drink. We purchase sugar from Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a cooperative of Coca-Cola bottlers. These purchases are regularly made under one-year agreements between PROMESA and each bottler subsidiary for the sale of sugar at a price that is determined monthly based on the cost of sugar to PROMESA. We also purchase sugar from Beta San Miguel, S.A. de C.V., a sugar cane producer in which we hold a 2.54% equity interest.

In December 2001, the Mexican government expropriated the majority of the sugar mills in Mexico. To manage this industry, the Mexican government entered into a trust agreement with Nacional Financiera, S.N.C., which we refer to as Nafin, a Mexican government-owned development bank, pursuant to which Nafin acts as trustee. In addition, the Mexican government imposed a 20% excise tax, effective January 1, 2002, on carbonated soft drinks sweetened with high fructose corn syrup. As a result, we converted our Mexican bottler facilities to sugar cane-based production in early 2002. On January 1, 2003, the Mexican government broadened the reach of this tax by imposing a 20% excise tax on carbonated soft drinks produced with non-sugar sweetener. The effect of these excise taxes was to limit our ability to substitute other sweeteners for sugar. We have initiated proceedings in Mexican federal court against this excise tax that have allowed us to cease paying the tax in 2005. We are also resuming the use of high fructose corn syrup as a sweetener. See “Item 8. Financial Information––Legal Proceedings—Mexico.”

Imported sugar is also presently subject to import duties, the amount of which is set by the Mexican government. As a result, sugar prices in Mexico are in excess of international market prices for sugar and increased by approximately 13% in 2004.

Central America. The majority of our raw materials such as glass and plastic bottles and cans are purchased from several local suppliers. Sugar is available from one supplier in each country. Local sugar prices are significantly higher than international market prices, and our ability to import sugar or high fructose corn syrup is limited.

Colombia. We use sugar as a sweetener in our products, which we buy from several domestic sources. We purchase pre-formed ingots from a local supplier and Tapón Corona de Colombia S.A., which we refer to as Tapón Corona, in which we have a 40% equity interest. We purchase all our glass bottles and cans from suppliers, in which our competitor Postobón owns a 40% equity interest. Other suppliers exist for glass bottles, however, cans are available only from this one source.

Venezuela. We use sugar as a sweetener in our products, of which we purchase the majority from the local market and the rest we import mainly from Colombia. In the second half of 2003, there was a shortage of sugar due to the inability of the main sugar importers to access foreign currencies as a result of the exchange controls implemented at the beginning of 2003. During 2004, however, we were able to meet our sugar requirements. We only buy glass bottles from one supplier, Productos de Vidrio, S.A., a local supplier, but there are other alternative suppliers authorized by The Coca-Cola Company. We have several supplier options for plastic non-returnable bottles but we acquire most of our requirements from ALPLA de Venezuela, S.A. One exclusive supplier handles all our can requirements.

Brazil. Sugar is widely available in Brazil at internal market prices, which are generally lower than international prices. We purchase glass bottles, plastic bottles and cans from several domestic and international suppliers.

Argentina. In Argentina, we use high fructose corn syrup from several different local suppliers as sweetener in our products instead of sugar. We purchase glass bottles, plastic trays and other raw materials from several domestic sources. We purchase pre-formed plastic ingots, as well as returnable plastic bottles, at competitive prices from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil, and other international suppliers. We purchase crown caps from local and international suppliers. We purchase our can presentations and juice-based products for distribution to customers in Buenos Aires from Complejo Industrial CAN S.A., which we refer to as CICAN, in which we own a 48.1% equity interest.

REGULATION

Price Controls. At present, there are no price controls on our products in any of our segments. In Mexico, prior to 1992, prices of carbonated soft drinks were regulated by the Mexican government. From 1992 to 1995, the industry was subject to voluntary price restraints. In response to the devaluation of the Mexican peso relative to the U.S. dollar in 1994 and 1995, however, the Mexican government adopted an economic recovery plan to control inflationary pressures in 1995. As part of this plan, the Mexican government encouraged the Asociación Nacional de Productores de Refrescos y Aguas Carbonatadas, A.C. (the National Association of Bottlers) to engage in voluntary consultations with the Mexican government with respect to price increases for returnable presentations. These voluntary consultations were terminated in 1996. In the last 10 years, the governments in Colombia, Brazil and Venezuela have also imposed formal price controls on soft drinks. The imposition of price controls in the future may limit our ability to set prices and adversely affect our results of operations.

Taxation of Soft Drinks. All the countries in which we operate, impose a value-added tax on the sale of soft drinks, with a rate of 15% in Mexico, 15% in Guatemala, 15% in Nicaragua, 13% in Costa Rica, 5% in Panama, 16% in Colombia, 15% in Venezuela, 18% (São Paulo) and 17% (Mato Grosso do Sul) in Brazil and 21% in Argentina. In addition, several of the countries in which we operate impose the following excise or other taxes:

  Mexico imposes a 20% excise tax on carbonated soft drinks produced with non-sugar sweeteners. See “Item 8. Financial Information—Legal Proceedings.”

  Guatemala imposes an excise tax of 0.18 cents in local currency (Ps. 0.25 as of December 31, 2004) per liter of soft drink.

  Costa Rica imposes a specific tax on non-alcoholic bottled beverages based on the combination of packaging and flavor, a 5% excise tax on local brands, a 10% tax on foreign brands and a 14% tax on mixers.

  Panama imposes a 5% tax based on the cost of goods produced.

  Brazil imposes an average production tax of 16.5% and an average sales tax of 4.6% in the territories where we operate.

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

We do not currently require a permit to obtain water in our other territories. In Nicaragua, Costa Rica and some plants in Colombia, we own private water wells. In Argentina, we obtain water from Aguas Argentinas S.A., a privately-owned concessionaire of the Argentine government. In the remainder of our territories, we obtain water from governmental agencies or municipalities. In the past five years we have not had a water shortage in any of our territories, although we can give no assurances that water will be available in sufficient quantities to meet our future production needs or that additional regulations relating to water use will not be adopted in the future.

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

In addition, we are subject to the Ley Federal de Derechos (the Federal Law of Governmental Fees), also enforced by SEMARNAP. Adopted in January 1993, the law provides that plants located in Mexico City that use deep water wells to supply their water requirements must pay a fee to the city for the discharge of residual waste water to drainage. In 1995, municipal authorities began to test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by SEMARNAP. All of our bottler plants located in Mexico City, as well as the Toluca plant, met these new standards in 2001, and as a result, we were not subject to additional fees. See “—Description of Property, Plant and Equipment.”

In our Mexican operations, we built in 2004 a PET recycling plant in partnership with The Coca-Cola Company and ALPLA, which manufactures plastic bottles for us in Mexico. This plant is located in Toluca, Mexico, and has a recycling capacity of 15,000 metric tons per year and started operations in March 2005.

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

Our Venezuelan operations are subject to several Venezuelan federal, state and municipal laws and regulations related to the protection of the environment. The most relevant of these laws are the Ley Orgánica del Ambiente (the Organic Environmental Law), the Ley Sobre Sustancias, Materiales y Desechos Peligrosos (the Substance, Material and Dangerous Waste Law), and the Ley Penal del Ambiente (the Criminal Environment Law). Since the enactment of the Organic Environmental Law in 1995, our Venezuelan subsidiary has presented to the proper authorities plans to bring our production facilities and distribution centers into compliance with the law. While the laws provide certain grace periods for compliance with the new environmental standards, we have had to adjust some of the originally proposed timelines presented to the authorities because of delays in the completion of some of these projects.

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

These bottler agreements provide that we will purchase our entire requirement of concentrates for Coca-Cola trademark beverages from The Coca-Cola Company and other authorized suppliers at prices, terms of payment and on other terms and conditions of supply as determined from time to time by The Coca-Cola Company at its sole discretion. Concentrate prices are determined as a percentage of the weighted average retail price, net of applicable taxes. Although the price multipliers used to calculate the cost of concentrate and the currency of payment, among other terms, are set by The Coca-Cola Company at its sole discretion, we set the price of products sold to retailers at our discretion, subject to the applicability of price restraints. We have the exclusive right to distribute Coca-Cola trademark beverages for sale in our territories in authorized containers of the nature prescribed by the bottler agreements and currently used by our company. These containers include various configurations of cans and returnable and non-returnable bottles made of glass and plastic and fountain containers.

The bottler agreements include an acknowledgment by us that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola trademark beverages and of the secret formulas with which The Coca-Cola Company’s concentrates are made. Subject to our exclusive right to distribute Coca-Cola trademark beverages in our territories, The Coca-Cola Company reserves the right to import and export Coca-Cola trademark beverages to and from each of our territories. Our bottler agreements do not contain restrictions on The Coca-Cola Company’s ability to set the price of concentrates charged to our subsidiaries and do not impose minimum marketing obligations on The Coca-Cola Company. The prices at which we purchase concentrates under the bottler agreements may vary materially from the prices we have historically paid. However, under our bylaws and the shareholders agreement among The Coca-Cola Company and certain of its subsidiaries and certain subsidiaries of FEMSA, an adverse action by The Coca-Cola Company under any of the bottler agreements may result in a suspension of certain veto rights of the directors appointed by The Coca-Cola Company. This provides us with limited protection against The Coca-Cola Company’s ability to raise concentrate prices to the extent that such increase is deemed detrimental to us pursuant to the shareholder agreement and the bylaws. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”

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

  undertake adequate quality control measures prescribed by The Coca-Cola Company;

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

The Coca-Cola Company contributed a significant portion of our total marketing expenses in our territories during 2004. Although we believe that The Coca-Cola Company intends to continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders —The Shareholders Agreement.”

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

Segment	Expiration Date	Renewal Provision

Mexico	For two territories – June 2013	10 years, renewable automatically.
	For two territories – May 2005(1)	10 years, requires notice at least six but not
more than 12 months before expiration date.
Central America(2)	Guatemala – March 2006	Renewable as agreed between the parties.
	Nicaragua – May 2006	Five years, requires notice at least six but not
more than 12 months before expiration date.
	Costa Rica – September 2007	Five years, requires notice at least six but not
more than 12 months before expiration date.
Colombia	April 2005(1)	Five years, requires notice at least six but not
more than 12 months before expiration date.
Venezuela	For Coca-Cola trademark beverages –	Five years, requires notice at least six but not
	August 2006	more than 12 months before expiration date.
	For other beverages – August 2006	Renewable as agreed between the parties.
Brazil	December 2004(1)	Five years, requires notice at least six but not
more than 12 months before expiration date.
Argentina	September 2014	10 years, renewable automatically.
______________________
(1)	We are in the process of negotiating renewals for these territories.
(2)	We are currently in the process of finalizing the bottler agreement for Panama, which we expect will be substantially similar to our existing bottler agreements.

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

DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT

Over the past several years, we made significant capital improvements to modernize our facilities and improve operating efficiency and productivity, including:

  increasing the annual capacity of our bottler plants;

  installing clarification facilities to process different types of sweeteners;

  installing plastic bottle-blowing equipment and can presentation capacity;

  modifying equipment to increase flexibility to produce different presentations, including swing lines that can bottle both non-returnable and returnable presentations; and

  closing obsolete production facilities.

See “Item 5. Operating and Financial Review and Prospects—Capital Expenditures.”

As of December 31, 2004, we owned 30 bottler plants company wide. By country, we have twelve bottler facilities in Mexico, four in Central America, six in Colombia, four in Venezuela, three in Brazil and one in Argentina.

Since the Panamco acquisition in May 2003, we consolidated 22 of our plants into existing facilities, including four plants in Mexico, one in Central America, eleven in Colombia, five in Venezuela and one in Brazil. During the same period, we have increased our productivity measured in unit cases sold by our remaining plants by more than 80% company wide as of December 31, 2004.

As of December 31, 2004 we operated 243 distribution centers, more than 40% of which were in our Mexican territories. We own approximately 80% of these distribution centers and lease the remainder. See “The Company—Product Distribution.”

We maintain an “all risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories as well as losses due to business interruptions. The policy covers damages caused by natural disaster, including hurricane, hail, earthquake and damages caused by human acts, including explosion, fire, vandalism, riot and losses incurred in connection with goods in transit. In addition, we maintain an “all risk” liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. The policies are issued by Allianz México, S.A., Compañía de Seguros, and the coverage is partially reinsured in the international reinsurance market.

The table below summarizes by country principal use, installed capacity and percentage utilization of our production facilities:

Production Facility Summary
As of December 31, 2004

Country	Principal Use	Installed Capacity (thousands of unit cases)	%Utilization(1)

Mexico	Bottler Facility	1,584,395	58%
Guatemala	Bottler Facility	37,122	63%
Nicaragua	Bottler Facility	38,800	73%
Costa Rica	Bottler Facility	53,437	59%
Panama	Bottler Facility	48,573	38%
Colombia	Bottler Facility	335,695	42%
Venezuela	Bottler Facility	330,373	51%
Brazil	Bottler Facility	418,138	53%
Argentina	Bottler Facility	178,652	77%
__________________
(1)	Annualized rate.

The table below summarizes by country plant location and facility area of our production facilities:

Production Facility by Location
As of December 31, 2004

Country	Plant	Facility Area (thousands of sq. meters)

Mexico	San Cristóbal de las Casas, Chiapas	24
	Cedro, Distrito Federal	18
	Cuautitlán, Estado de México	35
	Los Reyes la Paz, Estado de México	28
	Toluca, Estado de México	280
	Celaya, Guanajuato	87
	León, Guanajuato	38
	Morelia, Michoacán	50
	Juchitán, Oaxaca	27
	Ixtacomitán, Tabasco	90
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	96

Guatemala	Guatemala City	46

Nicaragua	Managua	71

Costa Rica	San José	52

Panama	Panama City	29

Colombia	Barranquilla	27
	Bogotá Norte	89
	Bucaramanga	27
	Cali	89
	Manantial	33
	Medellín	44

Venezuela	Antímano	14
	Barcelona	141
	Maracaibo	34
	Valencia	91

Brazil	Campo Grande	36
	Jundiaí	191
	Moji das Cruzes	95

Argentina	Alcorta	73

SIGNIFICANT SUBSIDIARIES

The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2004:

Name of Company	Jurisdiction of Incorporation	Percentage Owned

Propimex, S.A. de C.V	Mexico	100.00%
Corporación Interamericana de Bebidas, S.A. de C.V	Mexico	100.00%
Panamco México, S.A. de C.V	Mexico	99.24%
Panamco Bajío, S.A. de C.V	Mexico	95.36%
Panamco de Venezuela, S.A	Venezuela	100.00%
Kristine Oversease, S.A. de C.V. (holding company of Brazilian operations)	Mexico	83.1%

Item 5. Operating and Financial Review and Prospects

General

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements including the notes thereto. Our consolidated financial statements were prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. Notes 25 and 26 to our consolidated financial statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, together with a reconciliation to U.S. GAAP of net income and stockholders’ equity.

Acquisition of Panamco. On May 6, 2003, we completed the acquisition of Panamco. The acquisition of Panamco resulted in a substantial increase in the size and geographic scope of our operations. The purchase price for 100% of the capital stock of Panamco was Ps. 31,050 million, excluding transaction expenses. We also assumed Ps. 9,557 million of net debt. The acquisition was financed with new indebtedness of Mexican pesos and U.S. dollars in the amount of Ps. 18,163 million, an exchange of The Coca-Cola Company’s equity interests in Panamco valued at Ps. 7,407 million for new shares of our company, cash on hand of Ps. 2,967 million and an equity contribution from FEMSA of Ps. 2,923 million. As a result of the Panamco acquisition, in accordance with Mexican GAAP, we recognized as intangible assets with indefinite lives, the rights to produce and distribute trademark brands of The Coca-Cola Company. These identified intangibles, calculated as the difference between the price paid and the fair value of the net assets acquired, were valued at Ps. 35,801 million, including financial and advisory fees, costs associated with closing certain acquired facilities, rationalizing and consolidating operations, relocating the corporate and other offices and the integration of the operations.

Comparability of Information Presented; Reporting Segments. Under Mexican GAAP, Panamco is included in our consolidated financial statements from May 2003 and is not reflected for periods prior to this date. As a result, our consolidated financial information as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 are not comparable. Financial information provided by us with respect to the acquired territories is also not comparable to Panamco’s consolidated financial statements for prior periods as they were prepared using different policies and in accordance with U.S. GAAP and in U.S. dollars.

For our consolidated financial statements for the year ended December 31, 2002, we reported each of Mexico and Argentina as a separate reporting segment. For our consolidated financial statements as of and for the years ended December 31, 2004 and 2003, we reported each of Mexico, Central America, Colombia, Venezuela, Brazil and Argentina as a separate reporting segment. Through our acquisition of Panamco, we acquired additional territories in Mexico, which are reported as part of our Mexico segment, as well as territories in Central America, Colombia, Venezuela and Brazil. We did not acquire any additional territories in Argentina, the segment information for which is fully comparable for all periods.

Although our consolidated financial information is not comparable to prior periods, we maintain sales volume data for our territories on a basis comparable to that maintained by Panamco for prior periods. For comparison purposes, the following table presents sales volume by segment including the acquired territories for all periods:

	Year Ended December 31,

	2004		2003		2002

	(millions of unit cases)	(percentage)	(millions of unit cases)	(percentage)	(millions of unit cases)	(percentage)

Total Sales Volume:
Mexico	989.9	53.3%	1,001.6	54.9%	980.5	52.5%
Central America	110.6	6.0	107.3	5.9	100.1	5.4
Colombia	167.1	9.0	171.8	9.4	185.0	9.9
Venezuela	172.7	9.3	151.6	8.3	162.9	8.7
Brazil	270.9	14.6	265.1	14.5	322.6	17.3
Argentina	144.3	7.8	126.6	7.0	115.6	6.2

Total	1,855.5	100.0%	1,824.0	100.0%	1,866.7	100.0%

The presented sales volume information is different from our actual sales volume, which only includes the total sales volume of Panamco from May 2003. We have presented this information because we use this total sales volume to manage our business. Total sales volume is discussed in greater detail by segment in “Item 4. Information on the Company—The Company—Sales Overview.”

The following table illustrates our actual sales volume for each of our territories and includes the acquired territories only from May 2003.

	Year Ended December 31,

	2004		2003		2002

	(millions of unit cases)	(percentage)	(millions of unit cases)	(percentage)	(millions of unit cases)	(percentage)

Total Sales Volume:
Mexico	989.9	53.3%	850.1	58.6%	504.7	81.4%
Central America	110.6	6.0	72.9	5.0	-	-
Colombia	167.1	9.0	114.1	7.9	-	-
Venezuela	172.7	9.3	110.1	7.6	-	-
Brazil	270.9	14.6	176.6	12.2	-	-
Argentina	144.3	7.8	126.6	8.7	115.6	18.6

Total	1,855.5	100.0%	1,450.5	100.0%	620.3	100.0%

Average Price Per Unit Case. We use average price per unit case to analyze average pricing trends in the different territories in which we operate. We calculate average price per unit case by dividing net sales by total sales volume.

Effects of Changes in Economic Conditions. Our results of operations are affected by changes in economic conditions in Mexico and in the other countries in which we operate. For the years ended December 31, 2004, 2003 and 2002, 57.4%, 65.4% and 90.8%, respectively, of our net sales were attributable to Mexico. As a result, after the acquisition of Panamco, we have greater exposure to countries in which we have not historically conducted operations, particularly countries in Central America, Colombia, Venezuela and Brazil, although we continue to generate a majority of our net sales in Mexico.

Our future results may be significantly affected by the general economic and financial conditions in the countries where we operate. Decreases in economic growth rates, periods of negative growth, devaluation of local currencies, increases in inflation or interest rates and political developments may result in lower demand for our products, lower real pricing or a shift to lower margin products or lower margin presentations. Because a large percentage of our costs are fixed costs, we may not be able to reduce costs and expenses, and our profit margins may suffer as a result of downturns in the economy of each country. In addition, an increase in interest rates in Mexico would increase our cost of Mexican peso-denominated variable interest rate indebtedness and would have an adverse effect on our financial position and results of operations. A depreciation of the Mexican peso relative to the U.S. dollar would increase our cost of raw materials with prices payable in or determined with reference to the U.S. dollar and of debt obligations denominated in U.S. dollars, and thereby may negatively impact our results of operations.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires that we make estimates and assumptions that affect (1) the reported amounts of our assets and liabilities, (2) the disclosure of our contingent assets and liabilities as of the date of the financial statements and (3) the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on our historical experience and on various other reasonable factors, which together form the basis for making judgments about the carrying values of our assets and liabilities. Our actual results may differ from these estimates under different assumptions or conditions. We evaluate our estimates and judgments on an on-going basis. Our significant accounting policies are described in Notes 4 and 5 to our consolidated financial statements. We believe our most critical accounting policies that imply the application of estimates and/or judgments are:

Allowance for Doubtful Accounts. We determine our allowance for doubtful accounts based on an evaluation of the aging of our receivables portfolio. The amount of the allowance contemplates our historical loss rate on receivables and the economic environment in which we operate. Most of our sales, however, are realized in cash and do not give rise to doubtful accounts.

Returnable Bottles and Cases; Allowance for Bottle Breakage. We classify returnable bottles and cases in accordance with industry practices as fixed assets. Breakage is expensed as incurred, and returnable bottles and cases are not depreciated. We determine depreciation of bottles and cases only for tax purposes in Mexico and some other countries.

For these countries, we periodically compare the book breakage expense with calculated depreciation expense, estimating a useful life of four years for returnable glass bottles and one year for returnable plastic bottles and four years for returnable cases. These useful lives are determined in accordance with our business experience. Historically, the annual calculated depreciation expense has been similar to the annual book breakage expense. Whenever we decide to discontinue a particular returnable presentation and retire it from the market, we write-off the discontinued presentation through an increase in the breakage expense.

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

We valued at fair value all fixed assets acquired in the Panamco transaction, considering their operational condition at the acquisition date in accordance with our management’s estimated future use.

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

We include refrigeration equipment in other assets and record it initially at the cost of acquisition. Equipment of domestic origin is restated by applying domestic inflation factors. Imported equipment is restated by applying the inflation rate of the country of origin and then translated at the year-end exchange rate. Refrigeration equipment is amortized based on an estimated average useful life of approximately five years in 2004 and 2003 and three years in 2002. In 2003, we increased the useful life from three to five years, which resulted in Ps. 97 million of additional income in 2003. Major refrigeration equipment repairs were initiated in Mexico in 2004. These repairs were capitalized and are being amortized over a two-year period net of the undepreciated value of the parts replaced.

Valuation of Intangible Assets and Goodwill. As we discuss in Note 5(i) to our consolidated financial statements, beginning in 2003 we applied Bulletin C-8, Activos Intangibles (Intangible Assets), which established that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Additionally, Bulletin C-8 requires identifying all intangible assets to reduce as much as possible the goodwill associated with business combinations. Prior to 2003, the excess of the purchase price over the fair value of the net assets acquired in a business combination was considered to be goodwill. With the adoption of Bulletin C-8, we consider such excess as intangible assets that relate to the rights to produce and distribute Coca-Cola trademark beverages. We separate intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which we expect to receive the benefits.

We valued at fair value all of Panamco’s assets and liabilities as of the date of the acquisition and, as required by Bulletin C-8, we conducted an analysis of the excess purchase price over the fair value of the net assets. The analysis resulted in the recognition of an intangible asset with indefinite life in the amount of Ps. 35,801 million for the right to produce and distribute Coca-Cola trademark beverages, which will be subject to annual impairment tests, under U.S. GAAP and Mexican GAAP. The fair value of the assets and liabilities was determined based on the following:

  The fair value of the assets acquired (determined as the value of the fixed assets, the glass returnable bottles and the refrigerators considering (1) their remaining useful lives, (2) their general operational condition at the acquisition date, (3) certain operational and strategic decisions implemented when we assumed control of the operations and (4) compliance with our accounting policies and estimates).

  The fair value of long-term debt.

  Labor and other liabilities (severance of personnel and other obligations generated by Panamco’s operations before we assumed control).

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

Under U.S. GAAP, SFAS No. 142, “Goodwill and Other Intangible Assets,” effective in 2002, goodwill and intangible assets are no longer subject to amortization, but instead are subject to an initial impairment review and subsequent impairment test. This test is performed annually unless an event occurs or circumstances change by which it becomes more likely than not that a reporting unit will reduce its fair value below its carrying amount, in which case an interim impairment test is performed. Our impairment review indicates that no impairment charge is required as of the end of 2004.

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

In December 2001, the Argentine government adopted a series of economic measures, the most important of which consisted of restrictions on cash withdrawals and foreign exchange transactions. Due to the continuing difficult economic situation in Argentina, the uncertainty with respect to the period of recovery, and the instability of the exchange rate, on July 1, 2002, the company performed a valuation of its investment in Coca-Cola FEMSA de Buenos Aires, based on market price value multiples of comparable businesses. The valuation resulted in the recognition of an impairment of Ps. 477 million, which was recorded in our 2002 results. Given the present economic situation in Argentina, we believe that the current net asset value of our foreign subsidiary is fairly valued, and although we can give you no assurances, we do not expect to recognize additional impairments in the future in Argentina.

Our evaluations throughout the year and up to the date of this filing did not lead to any significant impairment of intangible assets or long-lived assets. We can give no assurance that our expectations will not change as a result of new information or developments. Changes in economic or political conditions in all the countries in which we operate or in the industries in which we participate, however, may cause us to change our current assessment.

Labor Liabilities. Our labor liabilities are comprised of pension plan and seniority premiums. The determination of our obligations and expenses for pension benefits depends on our selection of certain assumptions used by actuaries in calculating such amounts. We evaluate our assumptions at least annually. Those assumptions are described in Note 15 to our consolidated financial statements and include, the discount rate, expected long-term rate of return on plan assets, rates of increase in compensation costs and certain employee-related factors, such as turnover, retirement age and mortality. The assumptions include the economic risk involved in the countries in which our business operates.

In accordance with Mexican GAAP, actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expenses and recorded obligations in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future expense.

The following table is a summary of the three key assumptions to be used in determining 2005 annual pension expense, along with the impact on pension expense of a 1% change in each assumed rate:

Assumption	2005 rate	Impact of 1% change
	(in real terms) (1)	(millions) (2)

Mexican Subsidiaries:
Discount rate	6.0%	—	(3)
		- Ps . 125
Salary growth rate	2.0%	+ Ps. 73
		- Ps. (2)
Long-term asset return	6.0%	—	(3)
		- Ps . 125

Non-Mexican Subsidiaries:
Discount rate	4.5%	+ Ps .(59)
		- Ps . 10
Salary growth rate	1.5%	+ Ps. 10
		- Ps. (59)
Long-term asset return	4.5%(4)	+ Ps. (59)
		- Ps. 10
______________________
(1)	Calculated using a measurement date of November 2004.
(2)	“+” indicates an increase of 1%; “-” indicates a decrease of 1%.The impact is not the same for an increase of 1% as for a decrease of 1% because the rates are not linear.
(3)	Less than + Ps. 1 million.
(4)	Not applicable for Colombia, Nicaragua and Guatemala.

The new requirements of Mexican GAAP under Bulletin D-3, Obligaciones Laborales (Labor Obligations), clarify that the total period cost related to the pension plan should be reported above the operating income line. Historically, we registered financing costs related to the pension plan as part of net interest expense, and the amortization of past services in other expenses. In compliance with the new requirements, we reclassified these costs above the operating income line and for comparability, reclassified prior periods.

Income taxes. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to record additional valuation allowances against our deferred tax assets resulting in additional income tax expense.

Tax and legal contingencies. We are subject to various claims and contingencies related to tax and legal proceedings as described below under “—Contingencies”. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management periodically assesses the probability of loss for such contingencies and accrues a liability and/or discloses the relevant circumstances, as appropriate. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss.

New Accounting Pronouncements

The following bulletins have been issued under Mexican GAAP, the application of which is mandatory effective January 2005. We do not anticipate that these standards will have a significant effect on our financial position or results of operations.

Bulletin D-3, Obligaciones laborales (Labor obligations) (Bulletin D-3). Revised Bulletin D-3 establishes: (1) accounting standards for post-retirement benefits other than pension, which in accordance with Circular No. 50, were previously regulated by International Accounting Standard No. 19; (2) accounting standards for the treatment of reductions and early extinguishment of post retirement benefits other than pensions; and (3) accounting standards for severance payments resulting from a restructuring and severance payments resulting from situations other than a restructuring.

Bulletin C-10, Instrumentos financieros derivados y operaciones de cobertura (Derivative financial instruments and hedging transactions) (Bulletin C-10). Bulletin C-10 establishes detailed accounting guidelines for the valuation, presentation and disclosure of derivative financial instruments. In addition, it establishes the conditions to consider financial instruments as hedging, and classifies hedging as follows: (1) fair value; (2) cash flow; and (3) foreign currency, for purposes of defining whether the gain or loss that results from the valuation of hedging instruments at fair value should be recorded in current year income or other comprehensive income. This new standard substantially conforms Mexican GAAP to U.S. GAAP.

Bulletin C-2, Documento de Adecuaciones al Boletín C-2 (Amendments to Bulletin C-2). Amendments to Bulletin C-2 establish that the gain or loss attributable to changes in the fair value of financial instruments classified as available for sale and their monetary effect, should be recognized in other comprehensive income, and upon their sale should be recognized in income. Bulletin C-2 does not allow the transfer of financial instruments originally classified as trading to be available for sale or held until maturity or vice-versa. The Amendments to Bulletin C-2 also incorporate detailed rules to recognize impairment in the value of financial instruments. This revised standard substantially conforms Mexican GAAP to U.S. GAAP.

Bulletin B-7, Adquisiciones de Negocios (Business Acquisitions). Bulletin B-7 establishes: (1) the purchase method as the only acceptable method to account for business combinations and that IAS No. 22, “Business Combinations,” will no longer be supplemental and therefore applicable under Mexican GAAP; (2) the prohibition of the amortization of goodwill; (3) specific standards for the acquisition of minority interest and asset transfers or share exchanges between companies under common control; and (4) supplements the accounting for intangible assets recognized in a business combination in accordance with Bulletin C-8. This new standard substantially conforms Mexican GAAP to U.S. GAAP.

The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated. We do not anticipate that these standards will have a significant effect on our financial position or results of operations.

SFAS No. 123 (R), “Share-Based Payments,” or SFAS No. 123 (R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS No. 123 (R) requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award-the requisite service period (usually the vesting period). SFAS No. 123 (R) applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. SFAS No. 123 (R) will be effective for our fiscal year ending December 31, 2006.

SFAS No. 153, “Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29,” or SAFS No. 153. In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 153, which amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005.

EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” or EITF Issue No. 03-1. In March 2004, the Emerging Issues Task Force, or EITF, confirmed as a consensus EITF Issue No. 03-1. The objective of this EITF Issue No. 03-1 is to provide guidance on determining when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In September 2004, the FASB issued FASB Staff Position EITF Issue No. 03-1-1 that delays the effective date for the measurement and recognition guidance included in EITF Issue No. 03-1. EITF 03-1 was in effect for the year ended December 31, 2004, although no additional disclosures were required.

Results of Operations

The following table sets forth our consolidated income statement for the years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31,

	2004(1)	2004	2003(2)	2002

	(in millions of U.S. dollars or millions of constant Mexican pesos at December 31, 2004, except per share data)
Revenues:
Net sales	$ 4,153	Ps. 46,290	Ps. 37,876	Ps. 19,432
Other operating revenues	19	209	245	154

Total revenues	4,172	46,499	38,121	19,586
Cost of sales	2,150	23,964	19,367	9,098

Gross profit	2,022	22,535	18,754	10,488
Operating expenses:
Administrative	243	2,705	2,091	1,548
Selling	1,088	12,134	9,564	4,033

	1,331	14,839	11,655	5,581
Intangible amortization	-	-	-	41

Income from operations	691	7,696	7,099	4,866
Integral result of financing:
Interest expense	228	2,531	1,625	366
Interest income	(24)	(266)	(251)	(277)
Foreign exchange (gain) loss, net	3	38	2,136	(257)
Gain on monetary position	(135)	(1,505)	(928)	(416)

	72	798	2,582	(584)

Other expense, net	37	408	260	638

Income for the year before income taxes and employee profit sharing	582	6,490	4,257	4,812
Income taxes and employee profit sharing	95	1,063	1,776	2,012

Net income for the year	$ 487	Ps. 5,427	Ps. 2,481	Ps. 2,800

Majority net income	$ 485	Ps. 5,404	Ps. 2,463	Ps. 2,800
Minority net income	2	23	18	-

Weighted average shares outstanding (in millions)	1,846	1,846	1,704	1,425
Majority net income per share (basic and diluted)	$ 0.26	Ps. 2.93	Ps. 1.45	Ps. 1.96

______________________
(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 11.146 to US$ 1.00 solely for the convenience of the reader.
(2)	Includes the acquired territories from May 2003.

Results of Operations by Segment

The following table sets forth certain financial information for each of our segments for the years ended December 31, 2004, 2003 and 2002. For the year ended December 31, 2002, we reported our results of operations in two segments, Mexico and Argentina. See Note 24 to our consolidated financial statements for additional information by segment.

	Year Ended December 31,

	2004	2003(2)	2002

	(millions of Mexican Pesos)
Net sales
Mexico	Ps. 26,559	Ps. 24,784	Ps. 17,646
Central America(1)	3,454	2,273	-
Colombia	4,066	2,773	-
Venezuela	4,772	2,881	-
Brazil	5,120	3,170	-
Argentina	2,337	1,995	1,786

Total revenues
Mexico	Ps. 26,658	Ps. 24,904	Ps. 17,718
Central America(1)	3,459	2,277	-
Colombia	4,066	2,773	-
Venezuela	4,776	2,884	-
Brazil	5,137	3,182	-
Argentina	2,451	2,101	1,868

Gross profit
Mexico	Ps. 14,041	Ps. 13,238	Ps. 9,845
Central America(1)	1,670	1,123	-
Colombia	1,890	1,254	-
Venezuela	2,002	1,242	-
Brazil	1,973	1,145	-
Argentina	959	759	643

Income from operations
Mexico	Ps. 5,519	Ps. 5,775	Ps. 4,835
Central America(1)	419	217	-
Colombia	433	312	-
Venezuela	375	264	-
Brazil	458	169	-
Argentina	383	221	31
______________________
(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes the acquired territories from May 2003.

Results of Operations for Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Our results of operations include the territories acquired in the Panamco acquisition from May 2003. As a result, the acquired territories are included for twelve months of 2004 but only eight months of 2003.

Consolidated Results of Operations

        Net Sales. Consolidated net sales grew 22.2% to Ps. 46,290 million in 2004, compared to Ps. 37,876 million in 2003. The inclusion of the acquired territories for twelve months in 2004 more than compensated for the decline in net sales of our Mexican and Colombian territories.

        Consolidated sales volume reached 1,855.3 million unit cases in 2004 compared to 1,450.5 million unit cases in 2003, an increase of 27.9%. 92.2% of the increase was due to the inclusion of the acquired territories for twelve months of 2004. The remaining increase was driven by volume growth in carbonated soft drinks, in particular the Coca-Cola brand, which more than compensated for jug water volume declines in Mexico and Colombia and flavored carbonated soft drink volume declines in Colombia and Brazil. Introduction of new multiple serving presentations and product and package segmentation efforts in our distribution channels contributed significantly to these results. Consolidated average price per unit case decreased 4.4% from Ps. 26.11 in 2003 to Ps. 24.95 in 2004, mainly driven by a decline in the average price of carbonated soft drinks in our historical Mexican territories and lower prices in the acquired territories.

        Other Operating Revenues. Other operating revenues decreased by 15.0% to Ps. 209 million in 2004, from Ps. 246 million in 2003. Other operating revenues mainly consist of sales to other bottlers pursuant to tolling arrangements in Argentina, revenues from sales of recyclable scrap to bottle suppliers and sales of point of sales materials for the fountain business.

        Cost of Sales. Cost of sales increased to Ps. 23,964 million in 2004, from Ps. 19,367 million in 2003, as a result of the inclusion of the acquired territories for the twelve months of 2004. As a percentage of total revenues, cost of sales increased 0.7%, mainly driven by lower average prices per unit case. As we discuss below, raw material increases were offset by operating improvements and the appreciation of local currencies in the territories in which we operate.

        The components of cost of sales include raw materials (principally soft drink concentrate and sweeteners), packaging materials, depreciation expenses attributable to our production facilities, wages and other employment expenses associated with the labor force employed at our production facilities and certain overhead expenses. Concentrate prices are determined as a percentage of the retail price of our products net of applicable taxes. See “Item 4. Information on the Company—The Company—Raw Materials.”

        Operating Expenses. Consolidated operating expenses were Ps. 14,839 million in 2004, an increase of 27.3% compared to 2003, due to the inclusion of the acquired territories for twelve months of 2004. As a percentage of total sales, operating expenses grew 130 basis points due to lower fixed-cost absorption driven by lower average price per unit case. Operating expenses per unit case remained almost flat due to cost-cutting initiatives across all of our territories and better commercial and distribution practices.

        We incur various expenses related to the distribution of our products. We include these types of costs in the selling expenses line of our income statement. During 2004 and 2003, our distribution costs amounted to Ps. 6,348 million and Ps. 5,196 million, respectively. The exclusion of these charges from our cost of sales line may result in the amounts reported as gross profit not being comparable to other companies, which may include all expenses related to their distribution network in cost of sales when computing gross profit (or an equivalent measure).

        Income from Operations. Consolidated income from operations grew to Ps. 7,696 million in 2004, from Ps. 7,099 million in 2003, mainly due to the inclusion of the acquired territories for twelve months of 2004. Income from operations as a percentage of total revenues decreased 200 basis points in 2004, from 18.6% to 16.6%, mainly as a result of the inclusion of our acquired territories, which have lower operating margins and lower average price per unit case.

        Integral Result of Financing. The term “integral result of financing” refers to the combined financial effects of net interest expense or interest income, net foreign exchange gains or losses, and net gains or losses on monetary position. Net foreign exchange gains or losses represent the impact of changes in foreign-exchange rates on assets or liabilities denominated in currencies other than local currencies. A foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred or the beginning of the period, whichever comes first, and the date it is repaid or the end of the period, whichever comes first, as the appreciation of the foreign currency results in an increase in the amount of local currency, which must be exchanged to repay the specified amount of the foreign currency liability. The gain or loss on monetary position refers to the impact of local inflation on monetary assets and liabilities.

In 2004, we reported a loss in integral result of financing of Ps. 798 million, a decrease of 69.1% compared to 2003. This decrease was driven by the combined effect of a decline of the foreign-exchange loss due to the appreciation of the Mexican peso against the U.S. dollar, as applied to our U.S. dollar-denominated debt, and gains on our monetary position, as a result of an increase of our monetary liabilities, which partially offset higher interest expenses.

Other Expenses. Other expenses increased to Ps. 408 million in 2004 from Ps. 260 million in 2003, driven mainly by additional restructuring expenses from the integration of acquired territories.

Income Taxes and Employee Profit Sharing. Income taxes and employee profit sharing decreased from Ps. 1,776 million in 2003 to Ps. 1,063 million in 2004. Our consolidated effective income tax and employee profit sharing rate declined from 41.7% in 2003, to 16.4% in 2004, mainly due to one-time benefits in the amount of Ps. 1,311 million from a gain on a tax lawsuit and Ps. 172 million from a reduction in deferred tax liabilities in Mexico resulting from a reduction in the Mexican income tax rate going forward.

Net Income. Our consolidated majority net income increased by 119.4% to Ps. 5,404 million in 2004 from Ps. 2,463 million in 2003 due to the reasons discussed above. Net income per share was Ps. 2.93 (US$ 2.63 per ADS) in 2004 compared to Ps. 1.45 (US$ 1.30 per ADS), computed in each case on the basis of 1,846 million shares outstanding.

Consolidated Results Of Operations By Geographic Segment

Mexico

Net Sales. Net sales in Mexico were Ps. 26,559 million in 2004, compared to Ps. 24,784 million in 2003, an increase of 7.2% due to the inclusion of the acquired territories for twelve months of 2004, which offset a net sales decline in both our original territories and the acquired territories. Average price per unit case was Ps. 26.83, compared to Ps. 29.15 for 2003. Carbonated soft drinks average price per unit case reached Ps. 30.10 during 2004, compared to Ps. 32.53 for 2003. Average prices were adversely impacted by:

  volume growth, mainly coming from the territories outside the Valley of Mexico, which carry a lower average price per unit case;

  a different packaging mix as a result of the inclusion of jug water sales volume, which has a lower average price per unit case, for the twelve months of 2004; and

  a slight shift to multiple serving presentations, which have a lower average price per unit case.

Total sales volume reached 990 million unit cases in 2004, an increase of 16.4% compared to 2003, due to the inclusion of the acquired territories for twelve months of 2004. Jug water sales volume declined as a result of pricing and channel-segmentation initiatives taken to increase the jug water business’s profitability. Carbonated soft drinks volume growth was mainly driven by strong growth of our flavored carbonated soft drink brands, including Mundet Multi-Flavors, Fanta Naranja and Lift Golden Apple, which accounted for the majority of the incremental carbonated soft drink volume, and volume growth of the Coca-Cola brand.

Income from Operations. Gross profit totaled Ps. 14,041 million, representing a gross margin of 52.7% in 2004 as compared to 53.2% in 2003. During 2004, we experienced higher raw-material prices, mainly in sugar and resin for the production of plastic bottles. Raw material cost pressures and a more challenging competitive environment that precluded us from increasing prices were offset by gross synergies realized from the integration of the acquired territories, combined with cost-saving initiatives such as light-weighting of plastic bottles, which allows us to use less resin, and greater use of standard sugar as a percentage of the sweetener mix, which is less expensive than refined sugar.

Our operating income totaled Ps. 5,519 million, resulting in a 20.7% operating margin compared to a 23.2% operating margin in 2003, as a result of lower fixed-cost absorption driven by lower average price per unit case.

Central America

Net Sales. Net sales in Central America reached Ps. 3,454 million in 2004, an increase of 52.0% as compared to 2003. More than 90% of the growth came from the inclusion of the acquired territories for twelve months of 2004. Average price per unit case was Ps. 31.23, compared to an average price per case of Ps. 31.18 in 2003. During the year, we implemented tactical price increases in all of the countries comprising our Central America segment, which partially offset lower average prices per unit case that were driven by increases in total sales volume for multiple serving presentations.

Total volume reached 111 million unit cases in 2004, increasing 52% over 2003 volume, mainly driven by the inclusion of the acquired territories for twelve months of 2004. The remaining volume growth was also driven by:

  the solid performance of the cola category, especially in Nicaragua and Costa Rica; and

  growth in flavored carbonated soft drinks.

Income from Operations. Gross profit totaled Ps. 1,670 million in 2004, representing a gross margin of 48.3% as compared to 49.3% in 2003. During the year, we experienced raw material cost pressures across the region, which adversely affected gross margins. Operating income totaled Ps. 419 million, reaching an operating income margin of 12.1%, as compared to 9.6% in 2003, driven by savings achieved through better manufacturing and distribution practices, a higher fixed component in our pre-sale compensation scheme, and a turnaround in profitability in our Guatemalan operations.

Colombia

Net Sales. Net sales in Colombia reached Ps. 4,066 million in 2004, an increase of 46.6% as compared to 2003, due to the inclusion of the acquired territories for twelve months of 2004, which more than compensated for the net sales decline as a result of lower sales volume. Average price per unit case reached Ps. 24.33 for the year as compared to Ps. 24.30 for 2003. Average price per unit case remained relatively stable during the year as a result of:

  tactical price increases, from a declining pricing base at the beginning of the year resulting from increased sales volume for multi-serving presentations; and

  the appreciation of the Colombian peso against the U.S. dollar toward the end of the year, the effect of which is to increase the net sales reported in our financial statements in Mexican pesos under Mexican GAAP.

Total sales volume was 167 million unit cases in 2004, an increase of 46.5% compared to 2003, mainly driven by the inclusion of the acquired territories for twelve months of 2004, which more than offset the declines in our flavored carbonated soft drink and jug water sales volume. The total sales volume declines were mainly a result of an asset-rationalization strategy intended to reduce the production of still water sold in less profitable presentations and a more competitive environment in the flavored carbonated soft drinks category.

The majority of the flavored carbonated soft drinks volume decline was generated by returnable single-serve presentations, which was partially offset by growth in our 0.6-liter plastic non-returnable presentation and our multiple serving presentations, including our new 1.25-liter returnable glass presentation for the Coca-Cola brand and Quatro, our new Christmas promotional 3.0-liter plastic non-returnable presentation for the Coca-Cola brand, and our existing 1.25, 2.0 and 2.25-liter plastic non-returnable presentations for flavored carbonated soft drinks and the Coca-Cola brand.

Income from Operations. Gross profit totaled Ps. 1,890 million in 2004, reaching a gross margin of 46.5% for the year as compared to 45.2% in 2003. The increase in gross margins was driven by:

  sugar price declines;

  savings achieved from the rationalization of manufacturing facilities; and

  the appreciation of the Colombian peso against the U.S. dollar applied to our U.S. dollar-denominated costs.

Operating income totaled Ps. 433 million, reaching an operating margin of 10.6% as compared to 11.3% in 2003. Improved distribution and commercial practices, as well as headcount optimization, partially offset freight cost increases derived from our manufacturing rationalization effort.

Venezuela

Net Sales. Net sales in Venezuela reached Ps. 4,772 million in 2004, as compared to Ps. 2,881 million, driven by the inclusion of the acquired territories for twelve months of 2004, which represented 59% of our net sales growth. During 2004, we implemented tactical price increases in the first and third quarters of 2004, resulting in an average price per unit case of Ps. 27.63, as compared to Ps. 26.17 in 2003.

Total sales volume reached 173 million unit cases in 2004, increasing 56.9% compared to 2003, driven by the inclusion of the acquired territories for twelve months of 2004, which accounted for approximately 66% of our sales volume growth. The increase in total sales volume was also driven by strong growth across all of our beverage categories.

Incremental sales volume was mainly driven by the Coca-Cola brand, the Grapette value-protection brand and the multi-flavored carbonated soft drink brand Hit. Our multiple serving presentations contributed to our incremental volume, including the new 2.25 and 3.1-liter plastic non-returnable presentations for the Grapette value-protection brand.

Income from Operations. Gross profit totaled Ps. 2,002 million in 2004, representing a gross margin of 41.9% as compared to 43.1% in 2003. During the year, we experienced raw material costs pressures, mainly plastic bottles and sugar, and a shift to non-returnable presentations, which have a higher cost per unit case.

Operating income totaled Ps. 375 million in 2004, resulting in an operating margin of 7.9% as compared to 9.2% in 2003. Operating expenses were impacted by:

  salary increases implemented during the year;

  additional senior and operating headcount to strengthen our operations in Venezuela; and

  freight cost increases significantly above inflation.

Brazil

Net Sales. Net sales in Brazil reached Ps. 5,120 million in 2004, an increase of 61.5% as a result of the inclusion of the acquired territories for twelve months of 2004, representing approximately 83% of this growth. Average price per unit case was Ps. 18.90 during the year as compared to Ps. 17.95 in 2003, with the increase resulting from:

  revenue management initiatives;

  tactical price increases; and

  the appreciation of the Brazilian real.

Total sales volume was 271 million unit cases in 2004, an increase of 53.4% compared to 2003. The sales volume increase was mainly a result of the inclusion of the acquired territories for twelve months in 2004, which accounted for 94% of the total sales volume growth. A strong focus on the Coca-Cola brand and solid growth in single-serve bottled water more than offset the volume decline in flavored carbonated soft drinks.

The majority of the total volume growth came from multiple serving presentations, including the 1.5, 2.25, 2.5, and 3.0-liter plastic non-returnable presentations, pursuant to our strategy to diversify from 2.0-liter plastic non-returnable presentation and 12-ounce cans.

Income from Operations. Gross profit totaled Ps. 1,973 million in 2004, reaching a gross margin of 38.4% as compared to 36.1% in 2003, reflecting savings achieved from the closure of a manufacturing facility and lower sweetener costs.

Operating income was Ps. 458 million, reaching an operating income margin of 8.9% for 2004 as compared to 5.3% in 2003. Operating expenses per unit case declined mainly due to improved operating leverage from an increase in sales volume and the implementation of better practices, including taking over previously outsourced services and implementing cost-cutting strategies.

Argentina

Net Sales. Net sales in Argentina reached Ps. 2,337 million, a 17.1% increase as compared to net sales of Ps. 1,995 in 2003 driven by total sales volume growth of 14%. Average price per unit case grew 2.8% over the course of the year to Ps. 16.20 from Ps. 15.76 in 2003, mainly as a result of price increases implemented during the year.

Total sales volume reached 144 million unit cases in 2004, an increase of 14.0% over 2003. In 2004, core brands generated approximately 45% of our incremental volume growth, the value-protection brand Tai, accounted for 40%, and brands we sell at a premium price accounted for most of the balance.

The majority of the total volume growth came from our returnable presentations, including the 1.25-liter returnable glass presentation for our core brands and the 2.0-liter returnable plastic bottle only for the Coca-Cola brand, which represented almost 50% of the sales volume increase.

Income from Operations. Gross profit totaled Ps. 959 million in 2004, reaching a gross margin of 39.1%, an improvement of 300 basis points compared to 2003. This improvement was mainly driven by:

  higher sales volume;

  higher average prices per unit case; and

  a favorable mix shift toward returnable presentations, which have lower cost per unit case.

In 2004, our Argentine territories’ operating income reached Ps. 383 million, an increase of 73.3% compared to Ps. 221 million in 2003, and operating margin rose to 15.6% in 2004 from 10.5% in 2003. Operating expenses as a percentage of total revenues decreased 210 basis points, from 25.6% in 2003 to 23.5% in 2004, mainly as a result of higher fixed-cost absorption due to higher revenues and a 15.5% reduction in administrative expenses.

Results of Operations for Year Ended December 31, 2003 Compared to Year Ended December 31, 2002.

Our results of operations include the territories acquired in the Panamco acquisition from May 2003. As a result, the acquired territories are included for eight months of 2003 but are not included for 2002.

Consolidated Results of Operations

Net Sales. Consolidated net sales grew by 94.9% to Ps. 37,876 million in 2003, from Ps. 19,432 million in 2002, as a result of the inclusion of sales from the acquired territories for eight months of 2003 as well as increases in sales in our original territories in Mexico and Argentina. Consolidated sales volumes increased to 1,450.5 million unit cases for 2003. Consolidated average unit price per case decreased by 16.7% from Ps. 31.33 in 2002 to Ps. 26.11 in 2003 due to the inclusion of the newly acquired territories, which had higher sales volumes of less profitable products.

Other Operating Revenues. Other operating revenues increased by 59.1% to Ps. 245 million in 2003, from Ps. 154 million in 2002. Other operating revenues mainly consist of sales to other bottlers pursuant to tolling arrangements in Argentina, revenues from sales of recyclable scrap to bottle suppliers and sales of point of sale materials for the fountain business.

Cost of Sales. Cost of sales increased to Ps. 19,367 million in 2003, from Ps. 9,098 million in 2002, as a result of the inclusion of the acquired territories for eight months of 2003. As a percentage of total revenues, cost of sales increased 430 basis points, reflecting the higher costs of sales in the acquired territories mainly due to the different product mix and higher manufacturing costs. We were also affected by the impact of the devaluation of the U.S. dollar against the Mexican peso as applied to our raw materials with prices that are paid in or determined with reference to the U.S. dollar.

Operating Expenses. Consolidated operating expenses increased 108.8% to Ps. 11,655 million in 2003, compared to Ps. 5,581 million in 2002, as a result of the inclusion of the acquired territories for eight months of 2003. As a percentage of total revenues, operating expenses increased 210 basis points, due to the standardization of marketing practices in the acquired territories and the fact that distribution costs in our acquired territories are higher than in our original territories.

We incur various expenses related to the distribution of our products. We include these types of costs in the selling expenses line of our income statement. During 2003 and 2002, our distribution costs amounted to Ps. 5,196 million and Ps. 2,291 million, respectively. The exclusion of these charges from our cost of sales line may result in the amounts reported as gross profit not being comparable to other companies, which may include all expenses related to their distribution network in cost of sales when computing gross profit (or an equivalent measure).

Intangible Amortization. We did not recognize intangible amortization in 2003 due to changes in accounting policies.

Income from Operations. Consolidated income from operations after amortization of intangible grew to Ps. 7,099 million in 2003, from Ps. 4,866 million in 2002. Income from operations as a percentage of total revenues decreased 620 basis points in 2003, from 24.8% to 18.6%, mainly as a result of the inclusion of our acquired territories, which had lower operating margins.

Integral Result of Financing. In 2003, we reported a loss of Ps. 2,582 million from integral result of financing, as compared to a gain of Ps. 584 million in 2002. This loss principally reflects our new financial position after the Panamco acquisition, and the combined effect of:

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

Other Expenses. Other expenses decreased from Ps. 638 million in 2002 to Ps. 260 million in 2003 mainly as a result of the impairment recorded in 2002 related to the Argentine operations.

Income Taxes and Employee Profit Sharing. Income taxes and employee profit sharing decreased from Ps. 2,012 million in 2002 to Ps. 1,776 million in 2003. The company’s consolidated effective income tax and employee profit sharing rate remained 41.7% in 2003, reflecting the Mexican statutory tax rate of 44.0% that is applied to Mexican income before taxes, which comprised the majority of our taxable income during 2003.

Net Income. Consolidated net income decreased by 11.4% in 2003 to Ps. 2,481 million from Ps. 2,800 million. Net income per share was Ps. 1.45 (US$ 1.30 per ADS) in 2003 computed on the basis of 1,704 million compounded average shares outstanding during 2003.

Consolidated Results of Operations by Geographic Segment

Mexico

Net Sales. Net sales in Mexico increased to Ps. 24,784 million in 2003, from Ps. 17,646 million in 2002, principally as a result of the inclusion of the acquired territories for eight months of 2003. Total sales volume in Mexico grew to 850.1 million unit cases during 2003 from 504.7 million unit cases in 2002. Although most of this growth in total sales volume was a result of the inclusion of the newly acquired territories, volume growth was also driven by:

  solid performance of our new flavored brands including Fanta multi-flavors, Fresca pink grapefruit and Lift Green Apple;

  incremental sales volume achieved by Ciel still water in a 5.0-liter presentation, particularly in central Mexico; and

  volume growth from the Coca-Cola brand.

The effect of these volume increases on our net sales was mitigated by a lower average price per unit case in Mexico, which decreased to Ps. 29.15 in 2003, mainly due to the incorporation of jug water volume with a much lower cost per unit case from the acquired territories and to a lesser extent by the increased size of multiple serving presentations.

Income from Operations. Gross profit totaled Ps. 13,238 million, reaching a 53.2% margin as a percentage of total revenues in 2003. Higher raw materials prices, the effect of the depreciation of the Mexican peso versus the U.S. dollar on our raw materials with prices payable in or determined with reference to the U.S. dollar, a softer economy and a lower disposable income, amplified by a migration to multiple serving presentations from individual size presentations resulted in declining margins in 2003. During 2003, we eliminated Panamco’s former headquarters in Mexico City and Miami, closed four plants out of 16, consolidated 29 distribution centers out of 142, introduced more than 73,000 new coolers into the market and reconfigured pre-sale and distribution networks by reducing third party selling and distribution. Operating income totaled Ps. 5,775 million in 2003, reaching a 23.2% margin as a percentage of total revenues.

Central America

Net Sales. Net sales in Central America were Ps. 2,273 million for 2003. During this period, our average price per unit case was Ps. 31.18. Total sales volume in Central America in 2003 was driven by:

  solid performance of the cola category, especially in our territories in Guatemala and Nicaragua; and

  incremental sales volume in the carbonated soft drinks flavor segment.

Higher volume from our core brands in returnable presentations as well as volume sold in non-returnable PET bottles contributed to the results during the year.

Income from Operations. Gross profit totaled Ps. 1,123 million in 2003, reaching a 49.3% gross margin as a percentage of total revenues during the same period. Procurement and other cost reduction initiatives offset cost increases of U.S. dollar-denominated packaging costs during the year. We closed one of our two plants in Panama, and consolidated two distribution centers in the region. Operating income totaled Ps. 217 million, reaching an operating income margin of 9.5% as a percentage of total revenues. We believe our Central American territories will present opportunities for us to develop a more effective returnable packaging base, new product alternatives and improve execution practices. In Guatemala, however, we faced a strong competitive environment combined with a higher than normal cost structure.

Colombia

Net Sales. Net sales in Colombia were Ps. 2,773 million for 2003. During this period, our average price per unit case was Ps. 24.30. Total sales volume was weak during this period as a result of:

  low sales of carbonated soft drinks as a result of an increasing competitive landscape of alternative lower price or inexpensive beverage categories such as powders, natural juices and tap water affecting the Colombian carbonated soft drinks industry; and

  a reduction in the production of water sold in less profitable packages.

Income from Operations. Gross profit totaled Ps. 1,254 million, reaching a 45.2% gross margin as a percentage of total revenues during the same period. Lower volume, higher packaging costs and the impact of the devaluation of the Colombian peso versus the U.S. dollar, applied to U.S. dollar denominated expenses resulted in declining margins. During 2003, we implemented a strong asset consolidation program intended to increase the efficiency of our manufacturing network. We converted 11 manufacturing plants out of 17 into distribution facilities from May 2003 to February 2004 and also consolidated five distribution centers as part of our strategy to face a tough competitive environment. Operating income was Ps. 312 million, reaching an 11.3% margin as a percentage of total revenues during 2003.

Venezuela

Net Sales. Net sales in Venezuela were Ps. 2,881 million for 2003. During this period, our average price per unit case was Ps. 26.16. Total sales volume in Venezuela was adversely affected by:

  political unrest, stock shortages and a severe economic recession; and

  a change of consumption habits due to the country's economic recession.

We were able to mitigate some of this decline by implementing an asset rationalization strategy intended to increase the efficiency of our manufacturing network during the year. Total sales volume improved slightly at the end of 2003 as a result of our packaging and revenue management strategies. Volume growth from the Coca-Cola brand increased and partially offset the volume decline of carbonated soft drink flavors during the year.

Income from Operations. Gross profit totaled Ps. 1,242 million in 2003, reaching a 43.1% gross margin as a percentage of total revenues during the same period. Political unrest, combined with a devaluation of the Bolivar against the U.S. dollar applied to our raw materials that are payable or are determined with reference to the U.S. dollar, and a severe decline in the economic activity in the country, resulted in a contraction of more than 10% of the country’s gross domestic product, which was only partially offset by price increases during the year. We consolidated our production facilities from nine to six and closed two distribution facilities in 2003. Operating income was Ps. 264 million, reaching an operating income margin of 9.2% during 2003.

Brazil

Net Sales. Net sales in Brazil were Ps. 3,170 million in 2003. During this period, our average price per unit case was Ps. 17.95. In 2003, we undertook an initiative to use in-house pre-sale and to rely less on third party wholesalers in order to have more control over the point of sale and to permit us to implement packaging management strategies. We launched more than ten different SKUs to target different consumption occasions, including Coca-Cola com Limão and Kuat laranja (guaraná flavor with orange). Traditionally in Brazil, most of our consumption came from only two packaging alternatives, cans and 2.0-liter bottles. We are now focusing on a broader array of presentations to spur consumer demand. For example, our new 12-ounce non-returnable glass bottle and our new 0.2-liter returnable glass bottle offer a combination of convenience and affordability for on-premise consumption of Coca-Cola. Our new 2.25-liter and 3.0-liter non-returnable plastic presentations for carbonated soft drink flavors and the Coca-Cola brand, respectively, provide packaging alternatives and permit selling strategies between the supermarket and small retailers opening a road to implement our segmentation and revenue management initiatives.

Income from Operations. Gross profit totaled Ps. 1,145 million in 2003, reaching a 36.0% margin as a percentage of total revenues. The implementation of new commercialization and point of sale development strategies improved our packaging and product mix during the year. We consolidated one plant out of four during 2003. Operating income was Ps. 169 million, reaching an operating income margin of 5.3% during 2003.

Argentina

Net Sales. Net sales in Argentina increased by 11.7% in 2003 to Ps. 1,995 million from Ps. 1,786 million in 2002. During 2003, our average price per unit case increased by 2.0% in 2003 to Ps. 15.76 from Ps. 15.45, as a result of price increases implemented during the year and a change of mix toward our core brands in returnable presentations and our premium brands, which have the highest average prices per unit.

Total sales volume in Argentina increased 9.5% to 126.6 million unit cases in 2003, from 115.6 million unit cases in 2002. We believe the principal volume drivers in Argentina in 2003 were our returnable packaging strategy and the economic recovery from the devaluation of the Argentine peso in 2002. We also experienced a product shift from our less profitable value protection brands, Taí and Crush, toward our core brands, Coca-Cola and Fanta, which increased 15.1% and 40.6% in terms of total sales volume, respectively, and for the first time, more sales from premium brands than from value protection brands, fostered by a 10.9% volume increase of the Coca-Cola light brand and the successful introduction of Fanta light during the year.

Income from Operations. Gross profit totaled Ps. 759 million during 2003, reaching a gross margin of 36.1%, an improvement of 170 basis points as compared to 2002. This improvement was mainly driven by (1) higher sales volume, (2) higher average prices per unit case, and (3) an appreciation of the Argentine peso versus the U.S. dollar applied to U.S. dollar-denominated raw materials and expenses. In Argentina, operating expenses as a percentage of total revenues decreased 720 basis points from 32.8% in 2002 to 25.6% in 2003, mainly as a result of the appreciation of the Argentina peso versus the U.S. dollar applied to expenses payable in or determined with reference to the U.S. dollar and strict cost control measures. Operating income during 2003 in our Argentine territories reached Ps. 221 million and operating margin rose from 1.7% during 2002 to 10.5% in 2003.

Liquidity and Capital Resources

Liquidity. The principal source of our liquidity is cash generated from operations. A significant majority of our sales are on a cash basis with the remainder on a short-term credit basis. We have traditionally been able to rely on cash generated from operations to fund our working capital requirements and our capital expenditures. Our working capital benefits from the fact that we make our sales on a cash basis, while we generally pay our suppliers on credit. In addition to cash generated from operations, we have used new borrowings to fund acquisitions of new territories. We have relied on a combination of borrowings from Mexican and international banks and in the international and Mexican capital markets.

Our total indebtedness was Ps. 24,988 million as of December 31, 2004, as compared to Ps. 30,588 million as of December 31, 2003. Short-term debt and long-term debt were Ps. 3,272 million and Ps. 21,716 million, respectively, as of December 31, 2004, as compared to Ps. 3,132 million and Ps. 27,456 million, respectively, as of December 31, 2003. Cash and cash equivalents were Ps. 3,603 million as of December 31, 2004, as compared to Ps. 3,021 million as of December 31, 2003. Approximately Ps. 168 million of cash is considered restricted cash because it has been deposited to settle accounts payable in Venezuela. As of December 31, 2004, we had a working capital deficit (defined as the excess of current liabilities over current assets) of Ps. 1,637 million, reflecting accounts payable to suppliers of Ps. 4,144 million and short-term debt balance of Ps. 3,272 million principally relating to the maturity of long-term debt in July 2005.

As part of our financing policy, we expect to continue to finance our liquidity needs from cash from operations. Nonetheless, in the future we may be required to finance our working capital and capital expenditure needs with short-

term or other borrowings. As of December 31, 2004, we had uncommitted approved lines of credit totaling approximately US$ 250 million (Ps. 2,787 million), which we believe are currently available, as well as a U.S. dollar committed line of credit totaling US$ 50 million (Ps. 557 million). In December 2003, we entered into a loan agreement with The Coca-Cola Company that permits us to borrow, upon the satisfaction of certain conditions, US$ 250 million (Ps. 2,787 million) prior to December 20, 2006 for funding working capital needs and for other general corporate purposes at any time when such funding is not otherwise available under our existing lines of credit. Nonetheless, as a result of regulations in certain countries in which we operate, it may not be beneficial or, as in the case of exchange controls in Venezuela, practicable for us to remit cash generated in local operations to fund cash requirements in other countries. In the event that cash from operations in these countries is not sufficient to fund future working capital requirements and capital expenditures,we may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country.

We continuously evaluate opportunities to pursue acquisitions or engage in joint venture or other transactions. We would expect to finance any significant future transactions with a combination of any of cash from operations, long-term indebtedness and capital stock of our company.

Sources and Uses of Cash. The following table summarizes the sources and uses of cash for the three years ended December 31, 2004 from our statement of changes in financial position:

	Principal Sources and Uses of Cash Year ended December 31,

	(in millions of U.S. dollars and millions of constant Mexican pesos at December 31, 2004)

	2004	2004	2003	2002

Net resources generated by operations	$ 711	Ps. 7,866	Ps. 2,845	Ps. 4,205
Net resources used in investing activities(1)(2)	(159)	(1,775)	(33,194)	(1,481)
Net resources obtained from (used in) financing activities(2)	(452)	(4,970)	26,569	(242)
Dividends declared and paid	(48)	(539)	-	(640)
______________________
(1)	Includes property, plant and equipment plus deferred charges and investment in shares.
(2)	The increase in 2003 reflects the acquisition of Panamco and the corresponding financing.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2004:

	Maturity (in millions of Mexican pesos)
	Less than 1 year	1-3 years	4 -5 years	In excess of 5 years	Total

Long-Term Debt
Mexican pesos(1)	Ps. 2,750	Ps. 3,436	Ps. 4,538	Ps. 5,913	Ps. 16,637
U.S. dollars(1)	—	2,229	3,541	1,672	7,442
Colombian pesos	307	370	—	—	677
Capital Leases
U.S. dollars	7	15	2	—	24
Interest Payments(2)
Mexican pesos	1,456	2,357	1,436	757	6,006
U.S. dollars	498	794	595	48	1,935
Colombian pesos	68	53	—	—	121
Interest Rate Swaps(3)
Mexican pesos	(160)	(304)	(259)	(93)	(816)
U.S. dollars	177	356	354	160	1,047
Cross Currency and Interest Rate Swaps	115	230	230	102	677
(U.S. dollars to Mexican pesos)(4)
Operating Leases
Mexican pesos	96	196	109	42	443
U.S. dollars	41	65	43	14	163
Guatemalan quetzals	9	1	—	—	10
Nicaraguan cordobas	4	5	3	—	12
Colombian pesos	8	4	—	—	12
Brazilian reals	43	94	178	—	315

Price Commodity Contracts
U.S. dollars	6	—	—	—	6
Expected Benefits to be Paid for Pension Plan and Seniority Premium	35	72	74	191	372
Other Long-Term Liabilities(5)	—	—	—	2,529	2,529

______________________
(1)	Includes the effect of the cross currency swaps, pursuant to which US$ 140 million of U.S. dollar-denominated long-term debt is swapped to Mexican pesos in the amount of Ps. 1,560 million.
(2)

Interest was calculated using long-term debt as of and nominal interest rate amounts in effect on December 31, 2004. Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 11.146 per U.S. dollar, the exchange rate quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2004 and were not restated in constant Mexican pesos at December 31, 2004.

(3)

Reflects the amount of future payments that we would be required to make. The amounts were calculated by applying the difference between the interest rate swaps and the nominal interest rates contracted to long-term debt at December 31, 2004. Liabilities denominated in U.S. dollars were translated to Mexican pesos as described in footnote (1) above.

(4)

Includes (1) the cross-currency swaps from U.S. dollars to Mexican pesos with respect to US$ 140 million of U.S. dollar-denominated debt using the contracted exchange rate of Ps. 11.168 per U.S. dollar and (2) the interest rate swaps from a variable U.S. dollar interest rate to a fixed Mexican peso rate, which have averages of 2.9% and 10.0%, respectively.

(5)

Other long-term liabilities reflects liabilities whose maturity dates are undefined and depends on a series of circumstances out of our control, therefore these liabilities have been considered to have a maturity of more than five years.

Debt Structure

The following chart sets forth the current debt breakdown of the company and its subsidiaries by currency and interest rate type as of December 31, 2004:

Currency	Percentage of Total Debt(1)	Average Nominal Rate(2)	Average Adjusted Rate(1) (3)

U.S. dollars	23.60%	6.69%	7.66%
Mexican pesos	72.80%	9.46%	9.38%
Colombian pesos	2.70%	10.10%	10.09%
Venezuelan bolivars	0.30%	11.00%	11.00%
Argentine pesos	0.50%	5.36%	5.36%
______________________
(1)	Includes the effect of the cross currency swaps from U.S. dollars to Mexican pesos.
(2)	Annualized average interest rate per currency as of December 31, 2004.
(3)

Annual average interest rate per currency as of December 31, 2004 after giving effect to interest rate swaps. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk––Interest Rate Risk.”

Summary of Significant Debt Instruments

The following is a brief summary of our significant long-term indebtedness with restrictive covenants outstanding as of December 31, 2004:

8.95% Notes Due 2006. On October 28, 1996, we entered into an indenture pursuant to which we issued 8.95% Notes due 2006 in the amount of US$ 200 million (Ps. 2,229 million). The indenture imposes certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and sale and leaseback transactions. In addition, upon a change of control, which is defined as the failure of The Coca-Cola Company to hold at least 25% of our capital stock with voting rights, we are required to make an offer to repurchase the notes at their face value.

7.25% Notes Due 2009. On July 11, 1997, our subsidiary Panamco issued 7.25% Senior Notes Due 2009, of which US$ 290 million (Ps. 3,232 million) remain outstanding as of December 31, 2004. We guaranteed these notes on October 15, 2003. The indenture imposes certain conditions upon a consolidation or merger by us or Panamco and restricts the incurrence of liens and sale and leaseback transactions by Panamco.

Bank Loans. During 2004, we entered into a number of loans with individual banks in Mexican pesos and U.S. dollars with an aggregate principal amount of Ps 5,200 million and US$ 165 million (Ps. 1,839 million), respectively. These loans contain restrictions on liens, fundamental changes such as mergers and certain asset sales and subsidiary indebtedness. In addition, we are required to maintain a minimum interest expense coverage ratio and comply with a maximum leverage ratio. Finally, there is an event of default upon a change of control, which is defined as the failure of The Coca-Cola Company to hold at least 25% of our capital stock with voting rights.

Certificados Bursátiles. During 2003, we established a program for and issued the following certificados bursátiles in the Mexican capital markets:

Issue Date	Maturity	Amount	Rate

2003	2005(1)	Ps. 2,750 million	28 day TIIE(2) + 50 bps
2003	2007	Ps. 2,000 million	28 day TIIE(2) + 55 bps
2003	2008	Ps. 1,250 million	182 day CETE(3) + 120 bps
2003	2008	Ps. 2,500 million	91 day CETE(3) + 115 bps
2003	2009	Ps. 500 million	9.90% Fixed
2003	2010	Ps. 1,000 million	10.4% Fixed
______________________
(1)	July 15, 2005.
(2)	TIIE means the Tasa de Interés Interbancaria de Equilibrio (the Equilibrium Interbank Interest Rate).
(3)	CETE means the Certificados de Tesorería del Gobierno Federal (the Federal Government Treasury Certificates).

The certificados bursátiles contain restrictions on the incurrence of liens and accelerate upon the occurrence of an event of default, including a change of control, which is defined as the failure of The Coca-Cola Company to hold at least 25% of our capital stock with voting rights.

We are in compliance with all of our restrictive covenants as of December 31, 2004. A significant and prolonged deterioration in our consolidated results of operations could cause us to cease to be in compliance under certain indebtedness in the future. We can provide no assurances that we will be able to incur indebtedness or to refinance existing indebtedness on similar terms in the future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contingencies

We have various loss contingencies, for which reserves have been recorded in those cases where we believe the results of an unfavorable resolution is probable. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Most of these loss contingencies have been recorded as reserves against intangibles recorded as a result of the Panamco acquisition. Any amounts required to be paid in connection with these loss contingencies would be required to be paid from available cash. The following table presents the nature and amount of the recorded loss contingencies as of December 31, 2004:

	Short-Term	Long-Term	Total

Tax	Ps. 97	Ps. 1,144	Ps. 1,241
Legal	–	163	163
Labor	60	219	279

Total	Ps. 157	Ps. 1,526	Ps. 1,683

We have other loss contingencies for which we have not recorded a reserve. These contingencies or our assessment of them may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies.

Capital Expenditures

The following table sets forth our capital expenditures, including investment in property, plant and equipment, bottles and cases and deferred charges, for the periods indicated on a consolidated and by segment basis:

Consolidated Capital Expenditures

	Year Ended December 31,

	2004	2003	2002

	(millions of constant Mexican pesos at December 31, 2004)
Property, plant and equipment	Ps. 916	Ps. 1,273	Ps. 648
Bottles and cases	431	369	317
Deferred charges and other investments	582	365	516

Total	Ps. 1,929	Ps. 2,007	Ps. 1,481

Capital Expenditures by Segment

	Year Ended December 31,

	2004	2003	2002

	(millions of constant Mexican pesos at December 31, 2004)
Mexico	Ps. 1,102	Ps. 1,505	Ps. 1,397
Central America	164	152	—
Colombia	120	1	—
Venezuela	240	51	—
Brazil	250	190	—
Argentina	53	108	84

Total	Ps. 1,929	Ps. 2,007	Ps. 1,481

Our capital expenditures in 2004 focused on integration of the acquired territories, placing refrigeration equipment with retailers and investments in returnable bottles and cases, increasing plant operating efficiencies, improving the efficiency of our distribution infrastructure and advancing information technology. Through these measures, we strive to improve our profit margins and overall profitability.

We estimate that our capital expenditures in 2005 will be approximately US$ 200 million (Ps. 2,229 million). Our capital expenditures in 2005 are primarily intended for:

  investments in returnable bottles and cases;

  market investments (primarily for the placement of refrigeration equipment); and

  improvements in our manufacturing facilities and throughout our logistics network.

We estimate that a majority of our projected capital expenditures for 2005 will be spent in our Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2005. Our capital expenditure plan for 2005 may change based on market and other conditions and our results of operations and financial resources.

Historically, The Coca-Cola Company has contributed to our capital expenditure program. We generally utilize these contributions for the placement of refrigeration equipment with customers, particularly in Mexico, and other initiatives that promote volume growth of Coca-Cola trademark beverages. Such payments may result in a reduction in our selling expenditures. Contributions by The Coca-Cola Company are made on a discretionary basis. Although we believe that The Coca-Cola Company will make additional contributions in the future to assist our capital expenditure program, we can give no assurance that any such contributions will be made.

Hedging Activities

We hold or issue derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table provides a summary of the fair value of derivative instruments as of December 31, 2004. The fair market value is obtained mainly from external sources, which are also our counterparties to the relevant contracts.

	Fair Value At December 31, 2004 (in millions of constant Mexican pesos)

	Maturity less than 1 year	Maturity 1 - 3 years	Maturity 4 - 5 years	Maturity in excess of 5 years	Total fair value

Prices quoted by external sources	—	40.6	105.8	26.8	173.2

U.S. GAAP Reconciliation

The principal differences between Mexican GAAP and U.S. GAAP that affect our net income and stockholders’ equity relate to the accounting for:

  deferred income taxes and deferred employee profit sharing;

  deferred promotional expenses;

  restatement of imported machinery and equipment;

  amortization of intangible assets;

  financial instruments;

  capitalization of integral cost of financing; and

  the pension plan.

A more detailed description of the differences between Mexican GAAP and U.S. GAAP as they relate to us and a reconciliation of majority net income and majority stockholders’ equity under Mexican GAAP to net income and stockholders’ equity under U.S. GAAP are contained in Notes 25 and 26 to our consolidated financial statements. Note 25(b) also describes certain presentation differences between Mexican GAAP and U.S. GAAP.

Pursuant to Mexican GAAP, our consolidated financial statements recognize certain effects of inflation in accordance with Bulletins B-10 and B-12. These effects were not reversed in the reconciliation to U.S. GAAP.

Under U.S. GAAP, we had net income of Ps. 5,758 million in 2004, Ps. 2,418 million in 2003 and Ps. 2,761 million in 2002. Net income as reconciled to U.S. GAAP was higher than majority net income as reported under Mexican GAAP by Ps. 354 million in 2004, lower by Ps. 45 million in 2003 and lower by Ps. 39 million in 2002.

Stockholders’ equity under U.S. GAAP was Ps. 29,268 million, Ps. 23,193 million and Ps. 9,777 million in 2004, 2003 and 2002, respectively. Compared to majority stockholders’ equity under Mexican GAAP, stockholders’

equity under U.S. GAAP was lower by Ps. 132 million, Ps. 927 million and Ps. 804 million in 2004, 2003 and 2002, respectively.

Item 6. Directors, Senior Management and Employees

Directors

Management of our business is vested in our board of directors. Our bylaws provide that our board of directors will consist of at least eighteen directors elected at the annual ordinary shareholders meeting for renewable terms of one year. Our board of directors currently consists of 18 directors and 18 alternate directors. The directors are elected as follows: 11 directors and their respective alternate directors are elected by holders of the Series A Shares voting as a class; four directors and their respective alternate directors are elected by holders of the Series D Shares voting as a class; and three directors and their respective alternate directors are elected by holders of the Series L Shares voting as a class. Directors may only be elected by a majority of shareholders of the appropriate series, voting as a class, represented at the meeting of shareholders.

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

Our bylaws provide that the board of directors shall meet at least four times a year. Actions by the board of directors must be approved by at least a majority of the directors present and voting, which (except under certain limited circumstances) must include at least two directors elected by the Series D shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for information on relationships with certain directors and senior management.

As of March 11, 2005, our board of directors had the following members:

Series A Directors
José Antonio Fernández Carbajal(1)	Born:	February 1954
Director	First elected:	1993
	Term expires:	2006
	Principal occupation:	Chief Executive Officer, FEMSA.
	Other directorships:	Chairman of the board of FEMSA. Vice-Chairman of the board of Instituto Tecnológico de Estudios Superiores de Monterrey, which we refer to as ITESM, Member of the boards of directors of Grupo Financiero BBVA Bancomer and Grupo Industrial Bimbo.
	Business experience:	Held directorships at FEMSA Cerveza’s Commercial Division and the Oxxo Retail Chain. Has experience in the strategic planning department of FEMSA and has been involved in many managerial and operational aspects of FEMSA’s businesses.

Series A Directors
	Education:	Holds a degree in Industrial Engineering and an MBA from ITESM.
	Alternate director:	Alfredo Livas Cantú

Alfonso Garza Garza(2)	Born:	July 1962
Director	First elected:	1996
	Term expires:	2006
	Principal occupation:	Executive Vice-President of Human Resources, FEMSA.
	Other directorships:	Alternate director of FEMSA and member of the boards of directors of the Hospital San José Tec de Monterrey.
	Business experience:	Has experience in several FEMSA business units and departments, including Domestic Sales, International Sales, Procurement and Marketing, mainly in FEMSA Empaques, FEMSA Cerveza and was General Director of FEMSA Empaques.
	Education:	Holds a degree in Industrial Engineering from ITESM and an MBA from Instituto Panamericano de Alta Dirección de Empresa, which we refer to as IPADE.
	Alternate director:	Mariana Garza de Treviño

José Luis Cutrale	Born:	September 1946
Director	First elected:	2004
	Term expires:	2006
	Principal occupation:	General Director of Sucocitrico Cutrale.
	Other directorships:	Member of the boards of directors of Cutrale North
	Business experience:	America, Cutrale Citrus Juice, and Citrus Products. Founding partner of Sucocitrico Cutrale and member of ABECITRUS (the Brazilian Association of Citrus Exporters) and CDES (the Brazilian Government’s Counsel for Economic and Social Development).
	Alternate director:	José Luis Cutrale, Jr.

Carlos Salazar Lomelín	Born:	April 1951
Director	First elected:	2001
	Term expires:	2006
	Principal occupation:	Chief Executive Officer, Coca-Cola FEMSA.

Series A Directors
	Business experience:	Has held managerial positions in several FEMSA subsidiaries, including Grafo Regia and Plásticos Técnicos Mexicanos. Served as Chief Executive Officer of FEMSA Cerveza until 2000.
	Education:	Holds a degree in Economics from ITESM, a graduate degree in Economic Development in Italy from the Instituto di Studio per lo Suiluppo and Cassa di Risparino delle Provincie Lambarda and an MBA from ITESM.
	Alternate director:	Ricardo González Sada

Ricardo Guajardo Touché	Born:	May 1948
Director	First elected:	1993
	Term expires:	2006
	Principal occupation:	Member of the board and Chairman of the audit committee of Grupo Financiero BBVA Bancomer.
	Other directorships:	Member of the boards of directors of El Puerto de Liverpool, Transportación Marítima Mexicana, Grupo Industrial Alfa, Grupo Aeroportuario del Sureste, and ITESM. Executive directorships in the financial divisions of Grupo AXA and Grupo VAMSA.
	Business experience:	Has experience in various positions in Grupo Visa.
	Education:	Holds degrees in Electrical Engineering from ITESM and the University of Wisconsin and a Masters Degree from the University of California at Berkeley.
	Alternate director:	Max Michel Suberville

Paulina Garza de Marroquín(3)	Born:	March 1972
Director	First elected:	2005
	Term expires:	2006
	Principal occupation:	Director, FEMSA.
	Other directorships:	Member of the boards of directors of Pronatura del Noreste and Patronato de Chipinque.
	Business experience:	Has experience in private banking and marketing. Held different positions at Grupo Financiero BBVA Bancomer and FEMSA Cerveza.
	Education:	Holds a degree in Business Administration from ITESM.
	Alternate director:	Eva Garza de Fernández(4)

Series A Directors
Federico Reyes García	Born:	September 1945
Director	First elected:	1993
	Term expires:	2006
	Principal occupation:	Executive Vice President of Finance and Corporate Development of FEMSA.
	Business experience:	Served as the Director of Corporate Development of FEMSA, Director of Corporate Staff at Grupo AXA, a major manufacturer of electrical equipment, and Chief Executive Officer of Seguros Monterrey and Fianzas Monterrey. Has extensive experience in the insurance sector.
	Education:	Holds a degree in Business and Finance from ITESM.
	Alternate director:	Alejandro Bailleres Gual

Eduardo Padilla Silva	Born:	January 1955
Director	First elected:	1997
	Term expires:	2006
	Principal occupation:	Chief Executive Officer, FEMSA Comercio.
	Other directorships:	Member of the boards of directors of Club Industrial, Casino de Monterrey and the Asociación Nacional de Tiendas de Conveniencia y Departamentales.
	Business experience:	Held a variety of positions at Grupo Alfa and served as FEMSA’s Chief Executive Officer of the Trade Division, Director of FEMSA’s Planning and Control and Chief Executive Officer of Terza.
	Education:	Holds a degree in Mechanical Engineering from ITESM and an MBA from Cornell University.
	Alternate director:	Francisco José Calderón Rojas

Armando Garza Sada(2)	Born:	June 1957
Director	First elected:	1998
	Term expires:	2006
	Principal occupation:	Chief Executive Officer, Versax.
	Other directorships:	Member of the boards of directors of Alfa, Bain & Company Mexico, Especialidades Cerveceras, Gigante, Lamosa, Liverpool, MVS and ITESM.

Series A Directors
	Business experience:	Served as President of Sigma, the food division of Alfa, and has held other executive positions in Alfa including Vice President of Corporate Planning and President of Polioles, a petrochemical joint venture with BASF.
	Education:	Holds a degree in Management from the Massachusetts Institute of Technology and an MBA from the Stanford Graduate School of Business.
	Alternate director:	Francisco Garza Zambrano

Daniel Servitje Montul	Born:	April 1959
Director	First elected:	1998
	Term expires:	2006
	Principal occupation:	Chief Executive Officer, Grupo Industrial Bimbo.
	Other directorships:	Member of the boards of directors of Banco Nacional de Mexico, Grupo Bimbo and Transforma Mexico.
	Business experience:	Served as Vice President of Grupo Bimbo.
	Education:	Holds a degree in Business from the Universidad Iberoamericana in Mexico and an MBA from the Stanford Graduate School of Business.
	Alternate director:	Guillermo Chávez Eckstein

Enrique Senior	Born:	August 1943
Director	First elected:	2004
	Term expires:	2006
	Principal occupation:	Investment Banker, Allen & Company.
	Other directorship:	Member of the boards of Televisa and Premier Retail Networks.
	Business experience:	Among other clients, has provided financial advisory services to FEMSA and Coca-Cola FEMSA.
	Alternate director:	Herbert Allen III

Series D Directors

Gary Fayard	Born:	April 1952
Director	First elected:	2003
	Term expires:	2006
	Principal occupation:	Chief Financial Officer, The Coca-Cola Company.

Series D Directors
	Other directorships:	Member of the boards of directors of Coca-Cola Enterprises and Coca- Cola Sabco.
	Business experience:	Senior Vice-President of The Coca-Cola Company and former Partner of Ernst & Young.
	Education:	Holds a CPA from the University of Alabama.
	Alternate director:	David Taggart

Irial Finan	Born:	June 1957
Director	First elected:	2004
	Term expires:	2006
	Principal occupation:	President of Bottling Investments, The Coca-Cola Company.
	Other directorships:	Member of the Board of Directors of Coca-Cola Enterprises and Altracel Pharmaceuticals.
	Business experience:	Chief Executive Officer of Coca-Cola Hellenic. Has experience in several Coca-Cola bottlers, mainly in Europe.
	Education:	Holds a Bachelor’s degree from National University of Ireland.
	Alternate director:	Mark Harden

Charles H. McTier	Born:	January 1939
Director	First elected:	1998
	Term expires:	2006
	Principal occupation:	President, Robert W. Woodruff Foundation.
	Other directorships:	Member of the board of directors of the SunTrust Bank of Georgia.
	Business experience:	President of Joseph B. Whitehead Foundation, The Lettie Pate Evans Foundation and The Lettie Pate Whitehead Foundation.
	Education:	Holds a degree in Business Administration from Emory University.
	Alternate director:	Charles B. Fruit

Bárbara Garza Gonda(3)	Born:	December 1959
Director	First elected:	2005
	Term expires:	2006
	Principal occupation:	President of Fundación Cultural Bancomer.
	Other directorships:	Alternate member of the boards of FEMSA and Grupo Financiero BBVA Bancomer.
	Business experience:	Has experience in finance.
	Education:	Holds a degree in Business Administration and a Masters in Administration from ITESM.

Series D Directors
	Alternate director:	Geoffrey J. Kelly

Series L Directors

Alexis E. Rovzar de la Torre	Born:	July 1951
Director	First elected:	1993
	Term expires:	2006
	Principal occupation:	Executive Partner, White & Case.
	Other directorships:	Member of the boards of directors of FEMSA, Deutsche Bank (Mexico), Grupo Industrial Bimbo, Grupo ACIR, Comex, Comsa and Ray & Berndtseon.
	Business experience:	Has experience in numerous international business transactions, including joint ventures, debt to capital swaps and many other financial projects.
	Education:	Holds a degree in Law from UNAM.
	Alternate director:	Arturo Estrada Treanor

José Manuel Canal Hernando	Born:	February 1940
Director	First elected:	2003
	Term expires:	2006
	Principal occupation:	Independent consultant.
	Other directorships:	Member of the boards of directors of FEMSA and FEMSA Cerveza.
	Business experience:	Served as Managing Partner of Ruiz, Urquiza y Cía.
	Alternate director:	Helmut Paul

Francisco Zambrano Rodríguez	Born:	January 1953
Director	First elected:	2003
	Term expires:	2006
	Principal occupation:	Vice President, Desarollo Inmobiliario y de Valores.
	Other directorships:	Member of the board of directors of several Mexican companies, including Desarrollo Inmobiliario y de Valores and Internacional de Inversiones.
	Business experience:	Has extensive experience in investment banking and private investment services in México.
	Alternate director:	Karl Frei
______________________
(1)	Son-in-law of Eugenio Garza Lagüera.
(2)	Nephew of Eugenio Garza Lagüera.
(3)	Daughter of Eugenio Garza Lagüera and sister-in-law of José Antonio Fernández Carbajal.
(4)	Daughter of Eugenio Garza Lagüera and wife of José Antonio Fernández Carbajal.

Eugenio Garza Lagüera is the Honorary (non-voting) Life Chairman of our board of directors. The secretary of the board of directors is Carlos Eduardo Aldrete Ancira and the alternate secretary of the board is David A. González Vessi.

On June 8, 2004, a group of Brazilian investors, among them José Luis Cutrale, a member of our board of directors, made a capital contribution equivalent to approximately US$50 million to our Brazilian operations in exchange for a 16.9% equity stake in these operations. We have entered into an agreement with Mr. Cutrale pursuant to which he will be invited to serve as a director of our company. The agreement also provides for a right of first offer on transfers by the investors, tag-along and drag-along rights and certain rights upon a change of control of either party, with respect to our Brazilian operations.

Statutory Examiners

Under Mexican law, a statutory examiner must be elected by the shareholders at the annual ordinary shareholders meeting for a term of one year. We currently have two statutory examiners, one elected by the holders of Series A Shares and one by the holders of Series D Shares, and two alternate statutory examiners, one elected by the holders of Series A Shares and one by the holders of Series D Shares. Mexican law also requires that the statutory examiners receive periodic reports from our board of directors regarding material aspects of our affairs, including our financial condition. The primary role of the statutory examiners is to report to our shareholders at the annual ordinary shareholders meeting on the accuracy of the financial information presented to such statutory examiners by the board of directors. Our Series A statutory examiner is Ernesto González Dávila and our Series D statutory examiner is Fausto Sandoval Amaya. Our alternate Series A statutory examiner is Ernesto Cruz Velázquez de León and our alternate Series D statutory examiner is Víctor Soulé García.

Executive Officers

As of March 11, 2005, the following are the principal executive officers of our company:

Carlos Salazar Lomelín(1)	Born:	April 1951
Chief Executive Officer	Joined:	2000
	Appointed to current position:	2000

Ernesto Torres Arriaga	Born:	July 1936
Vice President	Joined:	1979
	Appointed to current position:	1995
	Business experience with us:	Production Manager of Industria Embotelladora de México.
	Other business experience:	Director of Production for the State of Mexico. Extensive experience at various bottler plants in Mexico, where he held several positions in the production, technical and logistics areas, eventually becoming General Manager of Sales, Production and Administration.
	Education:	Holds a degree in Food Engineering from Kansas State University.

Héctor Treviño Gutiérrez	Born:	August 1956
Chief Financial and	Joined:	1993
Administrative Officer	Appointed to current position:	1993
	Business experience with us:	Headed Corporate Development department.
	Other business experience:	At FEMSA, was in charge of

		International Financing, served as General Manager of Financial Planning and General Manager of Strategic Planning.
	Education:	Holds a degree in Chemical and Administrative Engineering from ITESM and an MBA from the Wharton School of Business.

Rafael Suárez Olaguibel	Born:	April 1960
Commercial Planning	Joined:	1986
and Strategic	Appointed to current position:	2003
Development Officer	Business experience with us:	Has held several director positions with us, including Chief Operating Officer in Mexico, Planning and Projects Director, Corporate Marketing Manager for the Valley of Mexico and Director of Marketing. Also served as Distribution and Marketing Director of FEMSA’s soft drink division and as Chief Operating Officer of Coca-Cola FEMSA de Buenos Aires.
	Other business experience:	Has worked in the Administrative, Distribution and Marketing departments of The Cola-Cola Export Company.
	Education:	Holds a degree in Economics from ITESM.

Alejandro Duncan	Born:	May 1957
Technical Officer	Joined:	1995
	Appointed to current position:	2002
	Business experience with us:	Infrastructure Planning Director of Mexico.
	Other business experience:	Has undertaken responsibilities in different production, logistics, engineering, project planning and manufacturing departments of FEMSA and was a Plant Manager in central Mexico and Manufacturing Director in Buenos Aires.
	Education:	Holds a degree in Mechanical Engineering from ITESM and an MBA from the Universidad de Monterrey.

Eulalio Cerda Delgadillo	Born:	July 1958
Human Resources Officer	Joined:	1996
	Appointed to current position:	2001
	Business experience with us:	Manager, positions in several departments, including maintenance, projects, packaging and human resources.
	Other business experience:	At FEMSA Cerveza, served as New Projects Executive and worked in

		several departments including Marketing, Maintenance, Packaging, Bottler, Human Resources, Technical Development and Projects.
	Education:	Holds a degree in Mechanical Engineering from ITESM.
John Anthony Santa María Otazúa	Born:	August 1957
Chief Operating Officer -	Joined:	1995
Mexico	Appointed to current position:	2003
	Business experience with us:	Has served as Strategic Planning and Business Development Officer and Chief Operating Officer of Mexican operations. He has experience in several areas of the company, namely development of new products and mergers and acquisitions.
	Other business experience:	Has experience with different bottler companies in Mexico in areas such as Strategic Planning and General Management.
	Education:	Holds a degree in Business Administration and an MBA with a major in Finance from Southern Methodist University.
Ernesto Silva Almaguer	Born:	March 1953
Chief Operating Officer -	Joined:	1996
Mercosur	Appointed to current position:	2003
	Business experience with us:	Chief Operating Officer in Buenos Aires and New Business Development and Information Technology Director.
	Other business experience:	Has worked as General Director of Famosa and Quimiproductos, served as Vice President of International Sales at FEMSA Empaques and Manager of FEMSA’s Corporate Planning and held several positions at the Grupo Industrial ALFA.
	Education:	Holds a degree in Mechanical and Administrative Engineering from Universidad Autónoma de Nuevo León and an MBA from the University of Texas at Austin.
Hermilo Zuart Ruíz	Born:	March 1949
Chief Operating Officer –	Joined:	1992
Latin Centro	Appointed to current position:	2003
	Business experience with us:	Chief Operating Officer in the Valley of Mexico, Chief Operating Officer in the southeast Mexico.

Other business experience:	Has undertaken several responsibilities in the manufacturing, commercialization, planning and administrative areas of FEMSA: Franquicias Officer, mainly in charge of Mundet products.
Education:	Holds a degree in Public Accounting from UNAM and completed a graduate course in Business Management from IPADE.
______________________
(1)	See “—Directors.”

Compensation of Directors and Officers

For the year ended December 31, 2004, the aggregate compensation of all of our executive officers paid or accrued for services in all capacities was approximately Ps. 126.7 million, of which approximately Ps. 55.8 million was paid in the form of cash bonus awards. The aggregate compensation amount also includes bonuses paid to certain of our executive officers pursuant to our stock incentive plan. See “—Stock Incentive Plan” and “––EVA-Based Stock Incentive Plan.”

The aggregate compensation for directors during 2004 was Ps. 3.4 million. For each meeting attended, we paid Ps. 35,000 to each director in 2004. We paid Ps. 120,000 per year to each of the members of the Audit Committee and Ps. 7,000 per meeting attended to each of the members of the Finance and Planning and the Evaluation and Compensation Committees.

Our senior management and executive officers participate in our benefit plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plans. As of December 31, 2004, amounts set aside or accrued for all employees under these retirement plans were Ps. 801 million, of which Ps. 229 million is already funded.

Stock Incentive Plan

Our bonus program for executive officers is based upon the accomplishment of certain critical success factors, established annually by management. The bonus is paid in cash the following year based on the accomplishment of these goals.

From 1999 to 2003, we instituted a compensation plan for certain key executives that consisted of granting them an annual bonus in cash to purchase FEMSA and Coca-Cola FEMSA stock or options, based on each executive’s responsibilities within the organization and his or her performance. Executives receiving bonuses had access to the stocks granted to them in 20% increments in each of the five years following the granting of the bonus, beginning one year after they were granted. The five-year program ended in 2003, the last year shares were granted.

As of March 11, 2005, four administrative trusts, which administer the stock incentive plan, hold a total of 2,369,643 BD Units of FEMSA and 672,559 of our Series L Shares, each representing 0.224% and 0.036% of the total number of shares outstanding of FEMSA and of us, respectively.

EVA-Based Stock Incentive Plan

In 2004, we commenced a new three-year stock incentive plan for the benefit of our executive officers, which we refer to as the EVA Stock Incentive Plan. This new plan replaced the stock incentive plan described above and was developed using as the main metric for evaluation the Economic Value Added (or EVA) framework developed by Stern

Stewart & Co., a compensation consulting firm. Under the terms of the EVA Stock Incentive Plan, eligible executive officers are entitled to receive a special cash bonus, which will be used to purchase a stock grant.

Under this plan, each year our Chief Executive Officer, in conjunction with the Evaluation and Compensation Committee of our board of directors, determine the amount of the special cash bonus used to purchase the stock grant. This amount will be determined based on each executive officer’s level of responsibility and based on the EVA generated by the relevant business units, Coca-Cola FEMSA and/or FEMSA.

We intend for the stock grants to be administrated by certain trusts for the benefit of the selected executive officers. Under the proposed terms of the EVA Stock Incentive Plan, each time a special bonus is assigned to an executive officer, the executive officer will contribute the special bonus received to the administrative trust in exchange for a stock grant. Pursuant to the proposed plan, the administrative trust will acquire a specified proportion of publicly traded local shares of FEMSA and Series L Shares of Coca-Cola FEMSA on the Mexican Stock Exchange using the special bonus contributed by each executive officer. The ownership of the publicly traded local shares of FEMSA and the Series L Shares of Coca-Cola FEMSA will vest upon the executive officer holding a stock grant each year over the next five years following the date of receipt of the stock grant, at a rate per year equivalent to 20% of the number of the publicly traded local shares of FEMSA and Coca-Cola FEMSA Series L Shares.

As of March 11, 2005, the trust that manages the EVA Stock Incentive Plan, holds a total of 660,328 BD Units of FEMSA and 457,579 of our Series L Shares, each representing 0.062% and 0.025% of the total number of shares outstanding of FEMSA and of us, respectively.

Share Ownership

As of March 11, 2005, several of our directors and alternate directors serve on the technical committee as trust participants under the Irrevocable Trust No. F/29487-6 established at BBVA Bancomer Servicios, S.A., as Trustee, which is the owner of 70.4% of the voting stock of FEMSA, which in turn owns 45.7% of our outstanding capital stock. As a result of the technical committee’s internal procedures, the technical committee as a whole is deemed to have beneficial ownership with sole voting power of all the shares deposited in the voting trust, and the trust participants, as technical committee members, are deemed to have beneficial ownership with shared voting power over those same deposited shares. These directors and alternate directors are Alfonso Garza Garza, Mariana Garza de Treviño, Eva Garza Gonda de Fernández, Max Michel Suberville and Bárbara Garza Gonda. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” Our Honorary (non-voting) Life Chairman Eugenio Garza Lagüera is also a trust participant and technical committee member. None of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

Board Practices

Our bylaws state that the board of directors will meet at least four times a year, following the end of each quarter, to discuss our operating results and progress in achieving strategic objectives. Our board of directors can also hold extraordinary meetings. See “Item 10. Additional Information—Bylaws.”

Under our bylaws, directors serve one-year terms although they continue in office until successors are appointed. None of the members of our board or senior management of our subsidiaries has service agreements providing for benefits upon termination of employment.

Our board of directors is supported by committees, which are working groups that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. The following are the three committees of the board of directors:

1.

Finance and Planning Committee. The Finance and Planning Committee works with the management to set annual and long-term strategic and financial plans of the company and monitors adherence to these plans. It is responsible for setting our optimal capital structure of the company and recommends the appropriate level of borrowing as well as the issuance of securities. Financial risk management is another responsibility of the Finance and Planning Committee. The members are Armando Garza Sada, Irial Finan, Federico Reyes García, Ricardo Guajardo Touché and Enrique Senior. The Secretary of the Finance and Planning Committee is Hector Treviño Gutiérrez, our Chief Financial Officer.

2.

Audit Committee. The Audit Committee is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, the company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. Alexis Rovzar de la Torre is the President of the Audit Committee. The additional members include: Charles H. McTier, José Manuel Canal Hernando and Francisco Zambrano Rodríguez. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards. The Secretary of the Audit Committee is José González Ornelas, head of FEMSA’s internal audit area.

3.

Evaluation and Compensation Committee. The Evaluation and Compensation Committee, or Human Resources Committee, reviews and recommends the management compensation programs to ensure that they are aligned with shareholders’ interests and corporate performance. The Evaluation and Compensation Committee is also responsible for identifying suitable director and senior management candidates and setting their compensation levels. It also develops evaluation objectives for the Chief Executive Officer and assesses his performance and remuneration in relation to these objectives. The members of the Evaluation and Compensation Committee are Daniel Servitje Montul, Gary Fayard, Alfonso Garza Garza and Ricardo González Sada. The Secretary of the Evaluation and Compensation Committee is Eulalio Cerda Delgadillo, head of Coca-Cola FEMSA’s human resources department.

Employees

As of December 31, 2004, our headcount was as follows: 25,105 in Mexico, 5,382 in Central America, 7,658 in Colombia, 8,179 in Venezuela, 6,779 in Brazil and 3,135 in Argentina. We include in headcount employees of third party distributors who we do not consider to be our employees. The table below sets forth headcount by category for the periods indicated:

	As of December 31,

	2004	2003	2002

Executives	427	337	201
Non-union	15,409	15,032	5,245
Union	23,590	24,342	8,461
Employees of third party distributors	16,812	17,130	550

Total	56,238	56,841	14,457

As of December 31, 2004, approximately 60% of our employees, most of whom were employed in Mexico, were members of labor unions. We had 94 separate collective bargaining agreements with 31 labor unions. In general, we have a good relationship with the labor unions throughout our operations, except in Colombia and Venezuela, which are the subjects of significant labor-related litigation. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” We believe we have appropriate reserves for these litigation proceedings and do not currently expect them to have a material adverse effect.

Insurance Policies

We maintain insurance policies for all employees. These policies mitigate the risk of having to pay death benefits in the event of an industrial accident. We maintain directors’ and officers’ insurance policies covering all directors and certain key executive officers for liabilities incurred in their capacities as directors and officers.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Our capital stock consists of three classes of securities: Series A Shares held by FEMSA, Series D Shares held by The Coca-Cola Company and Series L Shares held by the public. The following table sets forth our major shareholders as of March 11, 2005:

Owner	Outstanding Capital Stock	Percentage Ownership of Outstanding Capital Stock	Percentage of Voting Rights

FEMSA (Series A Shares)(1)	844,078,519	45.7	53.6
The Coca-Cola Company (Series D Shares)(2)	731,545,678	39.6	46.4
Public (Series L Shares)(3)	270,906,004	14.7	*

Total	1,846,530,201	100.0	100.0

______________________
(1)

FEMSA owns these shares through its wholly-owned subsidiary Compañía Internacional de Bebidas, S.A. de C.V., which we refer to in this annual report as CIBSA. 70.4% of the voting stock of FEMSA is owned by the technical committee and trust participants under Irrevocable Trust No. F/29487-6 established at BBVA Bancomer Servicios, S.A., as Trustee. As a consequence of the technical committee’s internal procedures, the technical committee, as a whole, is deemed to have beneficial ownership with sole voting power of all the shares deposited in the voting trust and the following trust participants, as technical committee members, are deemed to have beneficial ownership with shared voting power over those same deposited shares: BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/25078-7 (controlled by Max Michel Suberville), Eugenio Garza Lagüera, Paulina Garza de Marroquín, Bárbara Garza Gonda, Mariana Garza de Treviño, Eva Gonda de Garza, Eva Garza de Fernández, Consuelo Garza de Garza, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres, Maria Teresa G. de Bailleres, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by Eugenio Garza Lagüera), Corbal, S.A. de C.V. (controlled by Alberto Bailleres), Magdalena M. de David, Alepage, S.A. (controlled by Consuelo Garza de Garza), BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/29013-0 (controlled by the estate of José Calderón Ayala, late father of Francisco José Calderón Rojas), Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Franca Servicios, S.A. de C.V. (controlled by the estate of José Calderón Ayala, late father of Francisco José Calderón Rojas) and BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres).

(2)	The Coca-Cola Company indirectly owns these shares through its wholly-owned subsidiaries, The Inmex Corporation, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V.
(3)

Holders of Series L Shares are only entitled to vote in limited circumstances. See “Item 10. Additional Information—Bylaws.” Holders of ADSs are entitled, subject to certain exceptions, to instruct The Bank of New York, a depositary, as to the exercise of the limited voting rights pertaining to the Series L Shares underlying their ADSs.

In addition, 98,684,857 authorized but unissued Series L Shares are held in treasury as of March 11, 2005.

FEMSA and The Coca-Cola Company have reached an agreement pursuant to which, at FEMSA’s request, FEMSA may purchase sufficient shares from The Coca-Cola Company to increase its ownership of our capital stock to 51%. See “—Coca-Cola Memorandum.”

Our Series A Shares, owned by FEMSA, are held in Mexico and our Series D Shares, owned by The Coca-Cola Company, are held outside of Mexico.

As of December 31, 2004, there were 23,477,571 of our ADSs outstanding, each ADS representing ten Series L Shares. Approximately 87% of our outstanding Series L Shares were represented by ADSs. As of March 11, 2005, approximately 87% of our outstanding Series L Shares were represented by ADSs, held by approximately 230 holders (including The Depositary Trust Company) with registered addresses outside of Mexico.

The Shareholders Agreement

We operate pursuant to a shareholders agreement among two subsidiaries of FEMSA, The Coca-Cola Company and certain of its subsidiaries. This agreement, together with our bylaws, sets forth the basic rules under which we operate.

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

In addition to the rights of first refusal provided for in our bylaws regarding proposed transfers of Series A Shares or Series D Shares, the shareholders agreement contemplates three circumstances under which one principal shareholder may purchase the interest of the other in our company: (1) a change in control in a principal shareholder; (2) the existence of irreconcilable differences between the principal shareholders; or (3) the occurrence of certain specified defaults.

In the event that (1) one of the principal shareholders buys the other’s interest in our company in any of the circumstances described above or (2) the ownership of our shares of capital stock other than the Series L Shares of the subsidiaries of The Coca-Cola Company or FEMSA is reduced below 20% and upon the request of the shareholder whose interest is not so reduced, the shareholders agreement requires that our bylaws be amended to eliminate all share transfer restrictions and all super-majority voting and quorum requirements, after which the shareholders agreement would terminate. In the event that the ownership of our shares of capital stock other than the Series L Shares of the subsidiaries of The Coca-Cola Company or FEMSA is reduced below 25% (but not below 20%) and upon the request of the shareholder whose interest is not so reduced, the shareholders agreement requires that our bylaws be amended to eliminate all super-majority voting and quorum requirements, other than those relating to the share transfer restrictions.

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

  The current stockholder arrangements between FEMSA and The Coca-Cola Company will continue in place. See “—The Shareholders Agreement.”

  FEMSA will continue to consolidate our financial results.

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

    The prevailing market price per share at the time of the sale, and

    The sum of US$ 2.216 per share (US$ 22.16 per ADS) plus The Coca-Cola Company’s carrying costs.

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

  We entered into a stand-by credit facility, on December 19, 2003, with The Coca-Cola Export Corporation. Under this facility, we may borrow, subject to certain conditions, up to US$ 250 million for working capital and other general corporate purposes at any time when such funding is not otherwise available until December 2006.

RELATED PARTY TRANSACTIONS

FEMSA

We regularly engage in transactions with FEMSA and its subsidiaries. We believe that our transactions with FEMSA and its subsidiaries are on terms comparable to those that would result from arm’s length negotiations with unaffiliated parties.

We purchase crown caps, plastic bottle caps, cans, commercial refrigerators, lubricants, detergents, plastic cases and substantially all of our returnable glass bottle requirements for our Mexican operations from subsidiaries of FEMSA under several supply agreements. A subsidiary of FEMSA also sells refrigerators to our non-Mexican operations. The aggregate amount of these purchases was Ps. 1,175 million, Ps. 1,625 million and Ps. 1,253 million in 2004, 2003 and 2002, respectively.

We also sell products to a chain of convenience stores owned by FEMSA under the name OXXO. The aggregate amount of these sales was Ps. 267 million, Ps. 182 million and Ps. 153 million in 2004, 2003 and 2002, respectively.

In November 2000, we entered into a service agreement with a subsidiary of FEMSA for the transportation of finished products from our production facilities to our distribution centers within Mexico. In 2004, this subsidiary also provided consulting services to some of our non-Mexican operations. Pursuant to the agreement, we paid approximately Ps. 646 million, Ps. 441 million and Ps. 229 million in 2004, 2003 and 2002, respectively. See “Item 4. Information on the Company—The Company—Product Distribution.”

We entered into a service agreement in June 1993 with another subsidiary of FEMSA, pursuant to which it provides certain administrative services relating to insurance, legal and tax advice, relations with governmental authorities and certain administrative and auditing services.

In November 2001, we entered into two franchise bottler agreements with Promotora de Marcas Nacionales, an indirect subsidiary of FEMSA, under which we became the sole franchisee for the production, bottling, distribution and sale of Mundet brands in the valley of Mexico and in most of our operations in southeast Mexico. Each franchise agreement has a term of ten years and will expire in November 2011. Both agreements are renewable for ten-year terms, subject to non-renewal by either party with notice to the other party. The total payments made under these agreements were Ps. 79 million, Ps. 86 million and Ps. 91 million in 2004, 2003 and 2002, respectively.

FEMSA is also a party to the understandings we have with The Coca-Cola Company relating to specified operational and business issues that may affect us following completion of the Panamco acquisition. A summary of these understandings is set forth under “—Major Shareholders—The Coca-Cola Memorandum.”

The Coca-Cola Company

We regularly engage in transactions with The Coca-Cola Company and their affiliates. We purchase all of our concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total payments by us to The Coca-Cola Company for concentrates were approximately Ps. 6,957 million, Ps. 5,828 million and Ps. 2,857 million in 2004, 2003 and 2002, respectively. Our company and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also contributes to our refrigeration equipment investment program. We received contributions to our marketing expenses, which includes the refrigeration equipment investment program, of Ps. 920 million, Ps. 1,263 million and Ps. 793 million in 2004, 2003 and 2002, respectively.

In Argentina, we purchase a portion of our plastic ingot requirements for producing plastic bottles and all of our returnable bottle requirements from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil in which The Coca-Cola Company has a substantial interest.

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

Associated Companies

We regularly engage in transactions with companies in which we own an equity interest. We believe these transactions are on terms comparable to those that would result from arm’s length negotiations with unaffiliated third parties.

In Mexico, we purchase finished products in cans from Industria Envasadora de Querétaro, S.A. de C.V., or IEQSA, in which we hold an approximate 33.68% interest. We paid IEQSA Ps. 440 million, Ps. 270 million and Ps. 188 million in 2004, 2003 and 2002, respectively. IEQSA purchases cans from FEMSA. We also purchase sugar from Beta San Miguel, a sugar-cane producer in which we hold a 2.54% equity interest to which we paid Ps. 915 million and Ps. 233 million in 2004 and 2003, respectively. In Argentina, we purchase our can presentations from CICAN, a joint venture with Coca-Cola bottlers in Argentina, Uruguay and Paraguay, in which we own a 48.1% interest. We paid CICAN Ps. 29 million, Ps. 22 million and Ps. 83 million in 2004, 2003 and 2002, respectively. In Colombia, we purchase pre-formed ingots from Tapón Corona, in which we have a 40% equity interest and to which we paid Ps. 195 million and Ps. 118 million in 2004 and 2003, respectively. We also buy a small quantity of raw materials from Distribuidora Plástica, S.A., Metalforma, S.A. and Vidrios Panameños, S.A. of which we own a 19.0%, 17.5% and 2.2% equity interest, respectively.

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

We are insured in Mexico primarily under FEMSA’s umbrella insurance policies with Grupo Nacional Provincial S.A., of which the son of the chairman of its board of directors is one of our alternate directors. The policies were purchased pursuant to a competitive bidding process. Fidelity bonds are purchased from Fianzas Monterrey S.A., of which one of our directors was the chairman of the board of review during 2004, and financial services are obtained from Grupo Financiero BBVA Bancomer S.A., of which one of our directors, Ricardo Guajardo Touché, was the chairman of the board of directors until the fourth quarter of 2004 and is currently a director, and of which another one of our directors, Bárbara Garza Gonda, is an alternate director. Affiliates of Grupo Financiero BBVA Bancomer purchased participations in our loans and certificados bursátiles, acted as agent for the placement of the certificados bursátiles and periodically provide us with financing or financial advisory services in the ordinary course of their business. In each case, we believe these transactions are on an arm’s length basis comparable to those that would be obtained from arm’s length negotiations with unaffiliated third parties.

On June 8, 2004, a group of Brazilian investors, among them José Luis Cutrale, a member of our board of directors, made a capital contribution equivalent to approximately US$ 50 million to our Brazilian operations in exchange for a 16.9% equity stake in these operations. See “Item 6. Directors, Senior Management and Employees—Directors.”

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

Mexico

Tax Matters. During 2002 and 2003, we initiated two juicios de amparo (appeals based on the violation of constitutional rights) related to the Impuesto Especial Sobre Productos y Servicios (Special Tax on Products and Services, or IEPS). The 2002 appeal relates to the IEPS applicable to inventories in Mexico produced with high fructose corn syrup and the 2003 appeal relates to the IEPS applicable to all carbonated soft drinks in Mexico produced with non-sugar sweeteners. In November 2003, we obtained a final favorable decision not subject to appeal from a Mexican federal court for our 2002 appeal and in June 2004 for our 2003 appeal. During 2005, we do not expect to pay IEPS in any of our Mexican operations, and we expect to receive from the authorities a partial reimbursement of the IEPS paid during 2002 and 2003, including accrued interest.

In April 2004, the Mexican Supreme Court of Justice issued a ruling with respect to rules previously issued by the Mexican Ministry of Finance regarding tax deductions of certain assets in the beverage industry, such as refrigerators. This ruling requires these assets to be treated as fixed assets with finite useful lives. We had previously considered refrigerators as an expense for tax purposes. This change of criteria had no effect on net income since the difference between the carrying value and tax basis of the refrigerators was recorded as a deferred income tax liability in prior years. Tax payments in connection with this change in criteria resulted in a charge to income in 2004 in the amount of Ps. 139 million. During March 2005, the tax authorities reviewed the payments in connection with this change in criteria, which resulted in an additional charge to income of Ps. 103 million.

Antitrust Matters. During 2000, the Comisión Federal de Competencia in Mexico (the Mexican Antitrust Commission), pursuant to complaints filed by PepsiCo. and certain of its bottlers in Mexico, started an investigation of The Coca-Cola Company and its bottlers. Later in 2000, the Mexican Antitrust Commission alleged, and in 2002, determined that The Coca-Cola Company bottlers engaged in monopolistic practices through exclusivity arrangements with certain retailers. The Mexican Antitrust Commission did not impose any fines, but ordered The Coca-Cola Company’s bottlers, including certain of our Mexican subsidiaries, to abstain from entering into any exclusivity arrangement with retailers that stock soft drink bottles of up to 2.0-liters. We, along with other Coca-Cola bottlers, appealed the resolution rendered in February 2002 by a Recurso de Reconsideración (Review Recourse), which was presented before the Mexican Antitrust Commission. The Mexican Antitrust Commission confirmed its original determination and issued a confirmatory resolution in July 2002. We and our Mexican operating subsidiaries appealed this resolution before a Mexican federal court by initiating several juicios de amparo (appeals based on the violation of constitutional rights) and obtained favorable final decisions not subject to appeal. Under these judicial decisions, the resolution was declared null and void and the Mexican Antitrust Commission was ordered to issue a new resolution.

In March 2003, in a separate proceeding, the Mexican Antitrust Commission started an investigation involving The Coca-Cola Company, Coca-Cola FEMSA and certain other Coca-Cola bottlers due to complaints filed by some retailers and other bottlers. In September 2003, the Mexican Antitrust Commission requested certain Coca-Cola bottlers, including some of our Mexican subsidiaries, to provide information. We initiated amparo proceedings, and a Mexican federal court issued a final ruling that the requests for information were unconstitutional. In August 2004, however, as a result of the investigation, the Mexican Antitrust Commission issued several Oficios de Presunta Responsabilidad (statement of charges) asserting that our company and its Mexican operating subsidiaries, as well as other bottlers, engaged in monopolistic practices and requested additional information. We initiated amparo proceedings asserting the illegality of these requests, which are currently under review. We cannot give any assurances that any action taken as a result of this investigation will not negatively affect it in the future.

Central America

Antitrust Matters in Costa Rica and Panama. During August 2001, the Comisión para Promover la Competencia in Costa Rica (Costa Rican Antitrust Commission) pursuant to a complaint filed by PepsiCo. and its bottler in Costa Rica initiated an investigation of the sales practices of The Coca-Cola Company and our Costa Rican subsidiary for alleged monopolistic practices in retail distribution, including sales exclusivity arrangements. A ruling from the Costa Rican Antitrust Commission was issued in July 2004, which found the company engaged in monopolistic practices with respect to exclusivity arrangements, pricing and the sharing of refrigeration equipment under certain limited circumstances and imposed an US$ 130,000 fine. Our appeal of the Costa Rican Antitrust Commission’s ruling was recently dismissed. We expect to challenge the ruling in further judicial proceedings. We do not believe that this matter will have a material adverse effect on our financial condition or results of operations.

During 2002, Refrescos Nacionales, S.A., the Pepsi bottler in Panama, initiated a lawsuit against our Panamanian operating subsidiary, based on alleged monopolistic practices in retail distribution through the implementation of exclusivity agreements. The parties have agreed to discontinue the lawsuit without requiring any change to our agreements.

Tax Matters in Costa Rica. In September 2004, our Costa Rican subsidiary received notice of certain tax claims asserted by the Costa Rican tax authorities to pay taxes on sales of carbonated soft drinks from April 2002 through July 2003. These claims currently total approximately US$ 12 million. In previous years, our Costa Rican subsidiary had been required to pay similar taxes, however, due to the favorable final decisions on the appeals that we filed, we were not required to pay these taxes. Legal actions have been initiated against the current assessment by the Costa Rican tax authorities and are currently under review. We believe this assessment is without merit.

Colombia

Labor Matters. During July 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern District of Florida against certain of our subsidiaries. In the complaint, the plaintiffs alleged that the subsidiaries of the company acquired in the Panamco acquisition engaged in wrongful acts against the labor union and its members in Colombia, including kidnapping, torture, death threats and intimidation. The complaint alleges claims under the U.S. Alien Tort Claims Act, Torture Victim Protection Act, Racketeer Influenced and Corrupt Organizations Act and state tort law and seeks injunctive and declaratory relief and damages of more than US$ 500 million, including treble and punitive damages and the cost of the suit, including attorney fees. We filed a motion to dismiss the complaint for lack of subject matter and personal jurisdiction. The court denied the motion to dismiss for lack of subject matter jurisdiction but has not ruled on the personal jurisdiction motion, subject to further clarification from the parties. This motion is therefore still pending. We believe this lawsuit is without merit and intend to vigorously defend ourselves in this matter.

Venezuela

Tax Matters. In 1999, certain of our Venezuelan subsidiaries received notice of certain tax claims asserted by the Venezuelan taxing authorities. These subsidiaries have taken the appropriate recourses against these claims at the administrative level as well as at the court level in Venezuela. The claims currently total approximately US$17 million. The company has certain rights to indemnification from Venbottling Holding, Inc., a former shareholder of Panamco and The Coca-Cola Company, for a substantial portion of the claims. Based on the analysis that we have completed in relation to these claims, as well as the defense strategy that we have developed, we do not believe that the ultimate disposition of these cases will have a material adverse effect on our financial condition or results of operations.

Labor and Distribution Matters. Since 1999, a group of independent distributors of our Venezuelan subsidiary commenced a proceeding to incorporate a union of distributors. On September 20, 2001, the Venezuelan Supreme Court rendered its opinion confirming the incorporation of the union, but withheld granting any specific labor rights to the members of the union other than the right to be unionized. In order to obtain specific labor rights, the union, or its members, will have to request and obtain from a court of law a determination that the members of such union are considered workers pursuant to Venezuelan labor laws, and thereafter claim from our Venezuelan subsidiary the payment of such benefits and rights including retroactive payments. To our knowledge, neither the union nor any of its individual members have initiated any legal process with the objective of obtaining such a determination and we do not anticipate receiving claims against our Venezuelan subsidiary.

Since 2001, our Venezuelan subsidiaries have been the subject of numerous claims by former independent distributors claiming alleged labor and severance rights owed to them at the time of the termination of their relationship with us. As of December 31, 2004, our Venezuelan subsidiaries were the subject of several lawsuits filed by former distributors for a total amount of approximately US$ 21 million. Notwithstanding the number of claims and the amounts involved, most of these claims have been filed by former distributors that either entered into release agreements with our subsidiaries at the time of their termination, and therefore we believe have no rights for additional claims, or are claims that were filed after the expiration of the statute of limitations. There are also lawsuits presented by individuals that have never had a distributor or employee relationship with us that the company believes have no merit.

Brazil

Antitrust Matters. Several claims have been filed against us by private parties, which are currently pending before the Brazilian Ministry of Law and Economics, that allege anticompetitive practices by our Brazilian subsidiaries. The plaintiffs are Ragi (Dolly), a Brazilian producer of “B Brands,” Serv Lar, a distributor of our products in Brazil, and PepsiCo. Under Brazilian law, each of these claims could result in substantial monetary fines and other penalties. We believe each of the claims is without merit, and we intend to vigorously defend ourselves in these matters.

Item 9. The Offer and Listing

TRADING MARKETS

The following table sets forth, for the periods indicated, the reported high and low sale prices for the Series L Shares on the Mexican Stock Exchange and the reported high and low sale prices for the ADSs on the New York Stock Exchange:

	Mexican Stock Exchange Mexican pesos per Series L Share		New York Stock Exchange U.S. dollars per ADS

	High(1)	Low(1)	High(1)(2)	Low(1)(2)

2000:
Full year	Ps. 21.15	Ps. 13.70	$ 22.38	$ 18.50
2001:
Full year	Ps. 23.15	Ps. 16.54	$ 25.31	$ 17.40
2002:
Full year	Ps. 27.60	Ps. 22.85	$ 29.70	$ 22.60
2003:
First quarter	Ps. 20.90	Ps. 18.30	$ 19.30	$ 16.64
Second quarter	24.25	18.80	22.68	17.39
Third quarter	24.50	21.18	22.81	20.59
Fourth quarter	24.60	21.50	21.97	19.85
2004:
First quarter	Ps. 27.49	Ps. 24.00	$ 25.03	$ 21.03
Second quarter	27.30	23.50	24.57	20.41
Third quarter	25.93	22.28	22.61	19.48
Fourth quarter	26.62	22.41	23.83	19.93
September	23.90	22.30	20.77	19.48
October	23.35	22.41	20.38	19.93
November	24.85	22.90	21.94	20.09
December	26.62	24.30	23.83	21.86
2005:
January	Ps. 28.91	Ps. 25.39	$ 25.93	$ 22.75
February	30.00	27.01	26.56	24.61
March(3)	30.10	29.05	27.10	26.05
______________________
(1)	High and low closing prices for the periods presented.
(2)

Represents the translation from Mexican pesos to U.S. dollars of the closing price of the Series L Shares on the last day of the periods presented based on the noon buying rates for Mexican pesos as published by the Federal Reserve Bank of New York on such date.

(3)	Through March 11, 2005.

Since November 1, 1996, our 8.95% Notes due November 1, 2006 have been listed on the New York Stock Exchange. The following table sets forth, for the periods indicated, the reported high and low sale prices for the notes, as a percentage of principal amount, on the New York Stock Exchange:

	New York Stock Exchange Percentage of Principal Amount in U.S. Dollars

	High(1)	Low(1)

2000:
Full year	$ 106.33	$ 99.24

2001:
Full year	$ 112.25	$ 102.06

2002:
Full year	$ 115.51	$ 110.14

2003:
First quarter	$ 115.38	$ 112.50
Second quarter	118.50	115.38
Third quarter	118.50	115.00
Fourth quarter	116.50	114.50

2004:
First quarter	$ 115.75	$ 114.75
Second quarter	115.38	110.88
Third quarter	112.00	111.00
Fourth quarter	111.75	109.75
September	111.75	111.25
October	111.75	111.25
November	111.38	110.00
December	110.25	109.75
2005:
January	$ 109.88	$ 108.88
February	108.88	108.13
March(2)	108.00	107.50
______________________
(1)	High and low closing prices for the periods projected.
(2)	From the period beginning March 1 until March 11, 2005.

It is not practicable for us to determine the portion of the notes beneficially owned by U.S. persons.

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange or the Bolsa Mexicana de Valores, S.A. de C.V., located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation, the shares of which are held by 30 brokerage firms that are exclusively authorized to trade on the Mexican Stock Exchange. Trading takes place principally through automated systems that are open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. Trades in securities listed can also be effected off the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the Series L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange outside of Mexico.

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including our shares, are on deposit with the S.D. Indeval, S.A. de C.V., Instituto para el Depósito de Valores, which we refer to as Indeval, a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Item 10. Additional Information

BYLAWS

The following is a summary of the material provisions of our bylaws and applicable Mexican law. For a description of the provisions of our bylaws relating to our board of directors, executive officers and statutory examiners, see “Item 6. Directors, Senior Management and Employees.”

Organization and Register

We were incorporated on October 30, 1991, as a sociedad anónima de capital variable (Mexican variable stock corporation) in accordance with the Mexican General Corporations Law. We were registered in the Public Registry of Commerce of Mexico City on November 22, 1991 under mercantile number 2986.

Purposes

The purposes of our company include the following:

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

Voting Rights, Transfer Restrictions and Certain Minority Rights

Series A and Series D Shares have full voting rights but are subject to transfer restrictions. Although no Series B Shares have been issued, our bylaws provide for the issuance of Series B Shares with full voting rights that are freely transferable. Series L Shares are freely transferable but have limited voting rights. None of our shares are exchangeable for shares of a different series. The rights of all series of our capital stock are substantially identical except for:

restrictions on transfer of the Series A and Series D Shares;

  limitations on the voting rights of Series L Shares;

  the respective rights of the Series A, Series D and Series L Shares, voting as separate classes in a special meeting, to elect specified numbers of our directors and alternate directors; and

  prohibitions on non-Mexican ownership of Series A Shares. See “Item 6. Directors, Senior Management and Employees,” “—Foreign Investment Legislation” and “—Transfer Restrictions.”

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

A quorum of 82% of our subscribed and paid shares of capital stock (including the Series L Shares) and the vote of at least a majority of our capital stock voting (and not abstaining) is required for:

  the transformation of our company from one type of company to another (other than changing from a variable capital to fixed-capital corporation and vice versa);

  any merger where we are not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of our company or our subsidiaries; and

  cancellation of the registration of our shares with the Mexican Registry of Securities, or RNV, maintained by the Mexican Securities and Banking Commission, or CNBV, or with other foreign stock exchanges on which our shares may be listed.

In the event of cancellation of the registration of any of our shares in the RNV, our bylaws require our controlling shareholders to make a public offer to acquire these shares, unless amended by (1) an affirmative vote of 95% of our capital stock (including the Series L Shares) and (2) the approval of the CNBV.

Holders of Series L Shares are not entitled to attend or to address meetings of shareholders at which they are not entitled to vote.

Under Mexican law, holders of shares of any series are entitled to vote as a class in a special meeting governed by the same rules that apply to extraordinary meetings on any action that would have an effect on the rights of holders of shares of such series. There are no procedures for determining whether a particular proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

In order to change any voting or quorum rights set out in the bylaws, the following is necessary: (1) a minimum quorum of holders of 95% of all the subscribed and paid shares of capital stock, the vote of holders of at least 95% of all the subscribed and paid shares of capital stock voting (and not abstaining) in connection therewith, and (2) the previous approval of the CNBV.

Pursuant to the Mexican Securities Market Law and the Mexican General Corporations Law, our bylaws include a number of minority shareholder protections. These minority protections include provisions that permit:

  holders of at least 10% of our outstanding capital stock entitled to vote (including in a limited or restricted manner) to call a shareholders meeting;

  holders of at least 15% of our outstanding capital stock to bring an action for civil liabilities against our directors, members of the audit committee and our statutory examiners if (1) the relevant shareholders shall have voted against exercising such action at the relevant shareholders meeting, (2) the claim covers all of the damage alleged to have been caused to us and not merely the damage suffered by the complaining shareholders and (3) any recovery is for our benefit and not the benefit of the complaining shareholders;

  holders of at least 10% of our outstanding capital stock who are entitled to vote at any shareholders meeting to request that resolutions with respect to any matter on which they were not sufficiently informed be postponed;

  holders of 20% of our outstanding capital stock to oppose any resolution adopted at a shareholders meeting in which they are entitled to vote and file a petition for a court order to suspend the resolution temporarily within 15 days following the adjournment of the meeting at which the action was taken, provided that (1) the challenged resolution violates Mexican law or our bylaws, (2) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution and (3) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing shareholder;

  holders of at least 10% of our outstanding capital stock to appoint one member of our board of directors and one alternate member of our board of directors; and

  holders of at least 10% of our outstanding capital stock to appoint one statutory examiner and one alternate statutory examiner.

Shareholders Meetings

General shareholders meetings may be ordinary meetings or extraordinary meetings. Extraordinary meetings are those called to consider certain matters specified in Article 182 of the Mexican General Corporations Law and our bylaws. These matters include: amendments to the bylaws, liquidation, dissolution, merger and transformation from one form of company to another, issuance of preferred stock and increases and reductions of the fixed portion of our capital stock. In addition, our bylaws require an extraordinary meeting to consider the cancellation of the registration of our shares with the RNV or with other foreign stock exchanges on which our shares may be listed. All other matters, including increases or decreases affecting the variable portion of our capital stock, are considered at an ordinary meeting.

An ordinary meeting of the holders of Series A and Series D Shares must be held at least once each year (1) to consider the approval of the financial statements of our and certain of our subsidiaries for the preceding fiscal year and (2) to determine the allocation of the profits of the preceding year.

Mexican law provides for a special meeting of shareholders to allow holders of shares of a series to vote as a class on any action that would prejudice exclusively the rights of holders of such series. Holders of Series A, Series D and Series L Shares at their respective special meetings must appoint, remove or ratify directors and statutory examiners, as well as determine their compensation.

The quorum for ordinary and extraordinary meetings at which holders of Series L Shares are not entitled to vote is 76% of the holders of subscribed and paid Series A and Series D Shares, and the quorum for an extraordinary meeting at which holders of Series L Shares are entitled to vote is 82% of the subscribed and paid shares of capital stock.

The quorum for special meetings of any series of shares is a majority of the holders of the subscribed and paid capital stock of such shares, and action may be taken by holders of a majority of such shares.

Resolutions adopted at an ordinary or extraordinary shareholders meeting are valid when adopted by holders of at least a majority of the subscribed and paid capital stock voting (and not abstaining) at the meeting. Resolutions adopted at a special shareholders meetings are valid when adopted by the holders of at least a majority of the subscribed and paid shares of the series of shares entitled to attend the special meeting.

Shareholders meetings may be called by the board of directors, the statutory examiner and, under certain circumstances, a Mexican court. Holders of 10% or more of our capital stock may require the board of directors or the statutory examiners to call a shareholders meeting at which the holders of Series L Shares would be entitled to vote, and holders of 10% or more of the Series A and Series D Shares may require the board of directors or the statutory examiners to call a meeting at which the holders of Series L Shares would not be entitled to vote. A notice of meeting and an agenda must be published in a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. Notices must set forth the place, date and time of the meeting and the matters to be addressed and must be signed by whomever convened the meeting. All relevant information relating to the shareholders meeting must be made available to shareholders starting on the date of publication of the notice. To attend a meeting, shareholders must deposit their shares with the company or with Indeval or an institution for the deposit of securities prior to the meeting as indicated in the notice. If entitled to attend the meeting, a shareholder may be represented by an attorney-in-fact.

Additional Transfer Restrictions Applicable to Series A and Series D Shares

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

Dividend Rights

At the annual ordinary meeting of holders of Series A and Series D Shares, the board of directors submits our financial statements for the previous fiscal year, together with a report thereon by the board and the report of the statutory examiner. Once the holders of Series A and Series D Shares have approved the financial statements, they determine the allocation of our net profits for the preceding year. Mexican law requires the allocation of at least 5% of net profits to a legal reserve, which is not subsequently available for distribution, until the amount of the legal reserve equals 20% of our capital stock. Thereafter, the holders of Series A and Series D Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits is available for distribution in the form of dividends to the shareholders.

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

Change in Capital and Withdrawal Rights

According to our bylaws, any change in our authorized capital stock requires a resolution of an extraordinary meeting of shareholders. We are permitted to issue shares constituting fixed capital and shares constituting variable capital. At present, all of the issued shares of our capital stock, including those Series B and Series L Shares that remain in our treasury, constitute fixed capital. The fixed portion of our capital stock may be increased or decreased only by amendment of our bylaws adopted by a resolution at an extraordinary meeting of the shareholders. The variable portion of our capital stock may be increased or decreased by resolution of an ordinary meeting of the shareholders without amending our bylaws.

A capital stock increase may be effected through the issuance of new shares for payment in cash or in kind, or by capitalization of indebtedness or of certain items of stockholders’ equity.

Under Mexican law and our bylaws, the outstanding variable portion of our stock may be withdrawn at the holder’s option at any time at a redemption price equal to the lower of:

  95% of the average price per share quoted on the Mexican Stock Exchange during the 30 trading days prior to the date on which the withdrawal becomes effective; and

  the book value per share as calculated from our financial statements (as approved at the annual ordinary general shareholders meeting) for the fiscal year at the end of which the withdrawal becomes effective.

Shareholders exercising their withdrawal rights can request reimbursement by us on the day following the ordinary shareholders meeting at which the financial statements referred to above are approved. If this option is exercised during the first three quarters of a fiscal year, it is effective at the end of that fiscal year, but if it is exercised during the fourth quarter, it is effective at the end of the next succeeding fiscal year. The redemption price would be payable following the ordinary meeting at which the relevant annual financial statements are approved.

Because our fixed capital cannot be withdrawn, requests for withdrawals are satisfied only to the extent of the available variable capital and in the order in which they are received. Requests that are received simultaneously are fulfilled pro rata to the extent of the available variable capital.

Preemptive Rights

Under Mexican law, except in limited circumstances (including mergers, sales of repurchased shares, conversion into shares of convertible securities and issuances under Article 81 of the Mexican Securities Market Law, which is described below), in the event of an increase in our capital stock, a holder of record generally has the right to subscribe to shares of a series held by such holder sufficient to maintain such holder’s existing proportionate holding of shares of that series. Preemptive rights must be exercised during a term fixed by the shareholders at the meeting declaring the capital increase, which term must last at least 15 days following the publication of notice of the capital increase in the Official State Gazette. As a result of applicable United States securities laws, holders of ADSs may be restricted in their ability to participate in the exercise of preemptive rights under the terms of the deposit agreement. Shares subject to a preemptive rights offering, with respect to which preemptive rights have not been exercised, may be sold by us to third parties on the same terms and conditions previously approved by the shareholders or the board of directors. Under Mexican law, preemptive rights cannot be waived in advance or be assigned, or be represented by an instrument that is negotiable separately from the corresponding shares.

Article 81 of the Mexican Securities Market Law permits the issuance and sale of shares through a public offering without granting shareholders preemptive rights, if permitted by the bylaws and upon, among other things, express authorization of the CNBV and the approval of the extraordinary shareholders meeting called for such purpose.

Limitations on Share Ownership

Ownership by non-Mexican nationals of shares of Mexican companies is regulated by the 1993 Foreign Investment Law and its regulations. The Mexican Foreign Investment Commission is responsible for the administration of the Mexican Foreign Investment Law and its regulations.

As a general rule, the Mexican Foreign Investment Law allows foreign holdings of up to 100% of the capital stock of Mexican companies, except for those companies engaged in certain specified restricted industries. The Mexican Foreign Investment Law and its regulations require that Mexican shareholders retain the power to determine the administrative control and the management of corporations in industries in which special restrictions on foreign holdings are applicable. Foreign investment in our shares is not limited under either the Mexican Foreign Investment Law or its regulations.

Although the Mexican Foreign Investment Law grants broad authority to the Mexican Foreign Investment Commission to allow foreign investors to own more than 49% of the capital of Mexican enterprises after taking into consideration public policy and economic concerns, our bylaws provide that Series A Shares must at all times constitute no less than 51% of all outstanding common shares (excluding Series L Shares) and may only be held by Mexican investors. Under our bylaws, in the event Series A Shares are subscribed or acquired by any other shareholders holding shares of any other series, and the shareholder is of a nationality other than Mexican, these Series A Shares are automatically converted into shares of the same series of stock that this shareholder owns, and this conversion will be considered perfected at the same time as the subscription or acquisition, provided however that Series A Shares may never represent less than 51% of the capital stock.

Other Provisions

Authority of the Board of Directors

The board of directors is our legal representative and is authorized to take any action in connection with our operations not expressly reserved to our shareholders. Pursuant to the Mexican Securities Market Law, the board of directors must approve, among other matters:

  any transactions outside of the ordinary course of our business to be undertaken with related parties;

  significant asset transfers or acquisitions;

  providing material guarantees or collateral; and

  other material transactions.

Meetings of the board of directors are validly convened and held if a majority of the members are present. Resolutions passed at these meetings will be valid if approved by a majority of the disinterested members of the board of directors present at the meeting. If required, the chairman of the board of directors may cast a tie-breaking vote.

Redemption

Our fully paid shares are subject to redemption in connection with either (1) a reduction of capital stock or (2) a redemption with retained earnings, which, in either case, must be approved by our shareholders at an extraordinary shareholders meeting. The shares subject to any such redemption would be selected by us by lot or in the case of redemption with retained earnings, by purchasing shares by means of a tender offer conducted on the Mexican Stock Exchange, in accordance with the Mexican General Corporations Law and the Mexican Securities Law.

Repurchase of Shares

According to our bylaws, we generally may not repurchase our shares, subject to certain exceptions:

  we may repurchase fully paid shares for cancellation with distributable earnings pursuant to a decision of an extraordinary meeting of shareholders;

  pursuant to judicial adjudication, we may acquire the shares of a shareholder in satisfaction of a debt owed to us by that shareholder; although we must sell any shares so acquired within three months or our capital stock will be reduced and the shares cancelled; and

  in accordance with our bylaws, we are permitted to repurchase our own shares on the Mexican Stock Exchange under certain circumstances, with funds from a special reserve created for that purpose. We may hold shares we repurchase as treasury shares, which would be treated as authorized and issued but not outstanding unless and until subsequently subscribed for and sold.

Forfeiture of Shares

As required by Mexican law, our bylaws provide that non-Mexican holders of our shares are (1) considered to be Mexican with respect to such shares that they acquire or hold and (2) may not invoke the protection of their own governments in respect of the investment represented by those shares. Failure to comply with our bylaws may result in a penalty of forfeiture of a shareholder’s capital stock in favor of the Mexican state. In the opinion of Lic. Carlos Aldrete Ancira, our general counsel, under this provision, a non-Mexican holder of our shares (including a non-Mexican holder of ADSs) is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican state with respect to its rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the United States securities laws, with respect to its investment in our company. If a shareholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican state.

Duration

Our bylaws provide that our existence continues until 2090, unless extended through a resolution of an extraordinary shareholders meeting.

Conflict of Interest

Any shareholder that has a conflict of interest with respect to a transaction of our company is required to disclose such conflict and abstain from voting with respect to such transaction at the relevant shareholders meeting. A shareholder that votes on a business transaction in which its interests conflict with those of our company may be liable for damages, but only if the transaction would not have been approved without its vote.

Under Mexican law, any director who has a conflict of interest with our company in any transaction must disclose such fact to the other directors and abstain from voting. Any director who violates such provisions will be liable for damages.

Our directors and statutory examiners may not represent shareholders in any shareholder meetings.

Appraisal Rights

Whenever the shareholders approve a change of corporate purpose, change of nationality or the transformation from one form of company to another, any shareholder entitled to vote on such change that has voted against it, may withdraw as a shareholder of our company and have its shares redeemed at a price per share calculated as specified under applicable Mexican law, provided that it exercises its right within 15 days following the adjournment of the meeting at which the change was approved. In this case, the shareholder would be entitled to the reimbursement of its shares, in proportion to the company’s assets in accordance with the last approved balance sheet. Because holders of Series L Shares are not entitled to vote on certain types of these changes, these withdrawal rights are available to holders of Series L Shares in fewer cases than to holders of other series of our capital stock.

Liquidation

Upon our liquidation, one or more liquidators may be appointed to wind up our affairs. All fully paid and outstanding shares of capital stock (including Series L Shares) will be entitled to participate equally in any distribution upon liquidation. Shares that are only partially paid participate in any distribution upon liquidation in the proportion that they have been paid at the time of liquidation. There are no liquidation preferences for any series of our shares.

Actions Against Directors

Action for civil liabilities against directors may be initiated by resolution passed at an ordinary shareholders meeting. In the event the shareholders decide to bring the action, the directors against whom the action is brought immediately cease to be directors. Additionally, shareholders (including holders of Series L Shares) representing, in the aggregate, not less than 15% of the capital stock may directly bring an action against directors, provided that the shareholders did not concur in the decision at the shareholders meeting not to take action against the directors; and

  the claim covers all the damages alleged to have been caused to us and not only the portion corresponding to the shareholders. Any recovery of damages with respect to the action will be for our benefit and not for the shareholders bringing action.

Limited Liability

The liability of shareholders for our company’s losses is limited to their shareholdings in our company.

MATERIAL AGREEMENTS

We manufacture, package, distribute and sell soft drinks and bottled water under bottler agreements with The Coca-Cola Company. In addition, pursuant to a tradename licensing agreement with The Coca-Cola Company, we are authorized to use certain trademark names of The Coca-Cola Company. For a discussion of the terms of these agreements, see “Item 4. Information on the Company—Bottler Agreements.”

We are operated pursuant to a shareholders agreement among two subsidiaries of FEMSA, The Coca-Cola Company and certain of its subsidiaries. For a discussion of the terms of this agreement, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”

We purchase the majority of our non-returnable plastic bottles from ALPLA, a provider authorized by The Coca-Cola Company, pursuant to an agreement we entered into in April 1998 for our original operations in Mexico. Under this agreement, we rent plant space to ALPLA, where it produces plastic bottles to certain specifications and quantities for our use.

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

TAXATION

The following summary contains a description of certain U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of our 8.95% Notes due November 1, 2006, which we refer to as the Notes, Series L Shares or ADSs by a holder that is a citizen or resident of the United States, a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the Notes, Series L Shares or ADSs, which we refer to as a U.S. holder, but it does not purport to be a description of all of the possible tax considerations that may be relevant to a decision to purchase the Notes, Series L Shares or ADSs. In particular, this discussion does not address all Mexican or U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, dealers, traders who elect to mark to market, tax-exempt entities, insurance companies, certain short-term holders of Notes, Series L Shares or ADSs or investors who hold the Notes, Series L Shares or ADSs as part of a hedge, straddle, conversion or integrated transaction or investors who have a “functional currency” other than the U.S. dollar. U.S. holders should be aware that the tax consequences of holding the Notes, Series L Shares or ADSs may be materially different for investors described in the preceding sentence. This summary deals only with U.S. holders that will hold the Notes, Series L Shares or ADSs as capital assets and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of the voting shares (including Series L Shares) of our company. Nor does it address the situation of holders of Notes who did not acquire the Notes as part of the initial distribution.

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

Mexican Taxation

For purposes of this summary, the term “non-resident holder” means a holder that is not a resident of Mexico and that does not hold the Notes, Series L Shares, or ADSs in connection with the conduct of a trade or business through a permanent establishment in Mexico. For purposes of Mexican taxation, an individual is a resident of Mexico if he or she has established his or her home in Mexico, or if he or she has another home outside Mexico but his or her “center of vital interests” (as defined in the Mexican Tax Code) is located in Mexico. The “center of vital interests” of an individual is situated in Mexico when, among other circumstances, more than 50% of that person’s total income during a calendar year originates from within Mexico. A legal entity is a resident of Mexico either if it is organized under the laws of Mexico or if it has its principal place of business or its place of effective management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such a person can demonstrate that the contrary is true. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to such a permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

Tax Considerations Relating to the Notes

Taxation of Interest and Principal in Respect of the Notes. Under Mexican income tax law, payments of interest by a Mexican issuer in respect of its notes (including payments of principal in excess of the issue price of such notes, which, under Mexican law, are deemed to be interest) to a non-resident holder generally will be subject to a Mexican withholding tax assessed at a rate of 4.9% if (1) the relevant notes are registered with the Special Section of the National Registry of Securities and Intermediaries maintained by the National Banking and Securities Commission, (2) the notes are placed, through banks or brokerage houses, in a country that has entered into a treaty to avoid double taxation with Mexico, and (3) no party related to us (defined under the applicable law as parties that are shareholders of our company that own, directly or indirectly, individually or collectively, with related persons (within the meaning of the applicable law) more than ten percent of our voting stock or corporations more than twenty percent of the stock of which is owned, directly or indirectly, individually or collectively, by related persons of our company), directly or indirectly, is the effective beneficiary of five percent or more of the aggregate amount of each such interest payment.

Apart from the Mexican income tax law discussed in the preceding paragraph, other provisions reducing the rate of Mexican withholding taxes also may apply. Under the Tax Treaty, the rate would be 4.9% for certain holders that are residents of the United States (within the meaning of the Tax Treaty). If the requirements described in the preceding paragraph are not met and no other provision reducing the rate of Mexican withholding taxes applies, such interest payments will be subject to a Mexican withholding tax assessed at a rate of 10%.

Payments of interest made by us with respect to the Notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that any such fund (1) is duly incorporated pursuant to the laws of its country of origin and is the effective beneficiary of the interest accrued, (2) is exempt from income tax in such country, and (iii) is registered with the Ministry of Finance for that purpose.

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

Taxation of Dispositions of Notes. Capital gains resulting from the sale or other disposition of the Notes are considered as interest income for income tax purposes and generally are taxable at the reduced rate of 4.9%. The application of Mexican tax law provisions to capital gains realized on the disposition of Notes by a non-resident holder is unclear. We expect that no Mexican tax will be imposed on transfers of Notes between non-resident holders effected outside of Mexico.

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

United States Taxation

Tax Considerations Relating to the Notes

Taxation of Interest and Additional Amounts in Respect of the Notes. A U.S. holder will treat the gross amount of interest and Additional Amounts (i.e., without reduction for Mexican withholding taxes) as ordinary interest income in respect of the Notes. Mexican withholding taxes paid at the appropriate rate applicable to the U.S. holder will be treated as foreign income taxes eligible for credit against such U.S. holder’s United States federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such U.S. holder, for deduction in computing such U.S. holder’s taxable income. Interest and Additional Amounts generally will constitute foreign source “passive income” for foreign tax credit purposes.

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

Taxation of Dividends. The gross amount of any dividends paid with respect to the Series L Shares represented by ADSs or the Series L Shares generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, in the case of the Series L Shares, or by the Depositary, in the case of the Series L Shares represented by ADSs, and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of the Series L Shares, or by the Depositary, in the case of the Series L Shares represented by the ADSs (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of Series L Shares or ADSs before January 1, 2009 is subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (2) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, (a) a passive foreign investment company or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company or foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company, foreign personal holding company or foreign investment company for U.S. federal income tax purposes with respect to our 2003 or 2004 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2005 taxable year. U.S. holders should consult their tax advisers regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt. Dividends generally will constitute foreign source “passive income” for U.S. foreign tax credit purposes.

Distributions to holders of additional Series L Shares with respect to their ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

A holder of Series L Shares or ADSs that is, with respect to the United States, a foreign corporation or Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on dividends received on Series L Shares or ADSs unless such income is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States.

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

A Non-U.S. holder of Series L Shares or ADSs will not be subject to U.S. federal income or withholding tax on any gain realized on the sale of Series L Shares or ADSs, unless (1) such gain is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States, or (2) in the case of gain realized by an individual Non-U.S. holder, the Non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

United States Backup Withholding and Information Reporting

A U.S. holder of Series L Shares, ADSs or notes may, under certain circumstances, be subject to “backup withholding” with respect to certain payments to such U.S. holder, such as dividends, interest or the proceeds of a sale or disposition of Series L Shares, ADSs or Notes, unless such holder (1) is a corporation or comes within certain exempt categories, and demonstrates this fact when so required, or (2) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules does not constitute a separate tax and will be creditable against the holder’s U.S. federal income tax liability. While Non-U.S. holders generally are exempt from backup withholding, a Non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Filings we make electronically with the SEC are also available to the public over the Internet at the SEC’s website at http://www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Our business activities require the holding or issuing of financial instruments that expose us to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk.

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2004, we had total indebtedness of Ps. 24,988 million, of which 37.2% bore interest at fixed interest rates and 62.8% bore interest at variable interest rates. Swap contracts held by us effectively switch a portion of our variable-rate indebtedness into fixed-rate indebtedness. After giving effect to these contracts, as of December 31, 2004, 83.2% of our debt was fixed-rate and 16.8% of our debt was variable-rate. The interest rate on our variable rate debt is generally determined by reference to the London Interbank Offer Rate, or LIBOR, a benchmark rate used for Eurodollar loans, the Certificados de Tesorería del Gobierno Federal (the Federal Government Treasury Certificate), or CETEs, U.S. treasury bonds and Tasa de Interés Interbancaria de Equilibrio (the Equilibrium Interbank Interest Rate), or TIIE. If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our financial instruments that are sensitive to changes in interest rates, without giving effect to interest rate swaps. The table presents weighted average interest rates by expected contractual maturity dates. Weighted average variable rates are based on the reference rates on December 31, 2004, plus spreads, contracted by us. The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos and Colombian pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, utilizing the December 31, 2004 exchange rate of Ps. 11.146 Mexican pesos per U.S. dollar.

The table below also includes the fair value of long-term debt based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities. Furthermore, the fair value of long-term notes payable is based on quoted market prices on December 31, 2004. As of December 31, 2004, the fair value represents a loss amount of Ps. 3,329 million.

Principal by Year of Maturity
(millions of constant Mexican pesos)

	At December 31, 2004					At December 31, 2003

	2005	2006	2007	2008	2009	2010 and thereafter	Total	Fair Value	Carrying Value	Fair Value

Long-Term Debt:
Fixed Rate Debt
U.S. dollars	—	2,230	—	—	3,374	557	6,161	6,333	7,168	7,687
Interest rate(1)	—	8.95%	—	—	7.25%	2.83%	7.47%	—	8.16%	—
Mexican pesos	—	1,436	—	—	500	1,000	2,936	6,642	3,069	3,200
Interest rate(1)	—	8.65%	—	—	9.90%	10.40%	9.46%	—	7.24%	—
Total Fixed Rate	—	3,666	—	—	3,874	1,557	9,097	12,975	10,237	10,887

Variable Rate Debt
U.S. dollars	7	7	7	2	168	1,115	1,306	1,306	6,004	6,032
Interest rate(1)	10.07%	10.07%	10.07%	10.07%	3.15%	2.85%	3.02%	—	2.44%	—
Mexican pesos	2,750	—	2,000	3,750	287	4,913	13,700	13,151	11,825	11,896
Interest rate(1)	9.45%	—	9.50%	9.29%	9.40%	9.39%	9.39%	—	6.27%	—
Colombian pesos	307	210	160	—	—	—	677	677	711	711
Interest rate(1)	10.10%	10.10%	10.10%	—	—	—	10.10%	—	10.27%	—
Total Variable Rate	3,064	217	2,167	3,752	455	6,028	15,683	15,134	18,540	18,639
Total Debt	3,064	3,883	2,167	3,752	4,329	7,585	24,780	28,109	28,777	29,526

Derivative Instruments:
Interest Rate Swaps
U.S. dollars
Variable to fixed(2)	—	—	—	—	167	1,393	1,560	(1)	5,850	(65)
Interest pay rate(1)	—	—	—	—	10.5%	10.0%	10.0%	—	3.7%	—
Interest receive rate(1)	—	—	—	—	3.1%	2.8%	2.9%	—	2.0%	—
Mexican pesos
Variable to fixed(2)	—	—	2,000	3,750	287	4,363	10,400	(173)	3,945	(41)
Interest pay rate(1)	—	—	8.4%	9.0%	10.0%	10.0%	9.3%	—	9.0%	—
Interest receive rate(1)	—	—	9.5%	9.3%	9.4%	9.4%	9.4%	—	6.9%	—
______________________
(1)	Calculated by a weighted average rate.
(2)	Cross currency swaps from U.S. dollars to Mexican pesos.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to our floating-rate financial instruments held at December 31, 2004 would increase our interest expense by approximately Ps. 45 million, or 19.6% over our interest expense for 2004, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest rate swap and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies of each country in which we operate, relative to the U.S. dollar. In 2004, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency
At December 31, 2004

Currency	%

Mexican peso	57.3
Guatemalan quetzal	1.9
Nicaraguan cordoba	1.6
Costa Rican colon	2.4
Panamanian balboa (U.S. dollar)	1.5
Colombian peso	8.7
Venezuelan bolivar	10.3
Brazilian real	11.0
Argentine peso	5.3

We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for our non-Mexican subsidiaries. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country in which we operate, are denominated in U.S. dollars. As of December 31, 2004, 29.9% of our indebtedness was denominated in U.S. dollars, 66.6% in Mexican pesos, 2.7% in Colombian pesos and the remaining 0.8% in Argentine pesos and Venezuelan bolivars. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency-denominated operating costs and expenses and of the debt service obligations with respect to our foreign currency denominated-debt. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency denominated-indebtedness is increased.

Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to U.S. dollar-denominated debt obligations as shown in the interest risk table above. We occasionally utilize currency forward contracts to hedge our exposure to the U.S. dollar relative to the Mexican peso and other currencies. At December 31, 2004 and 2003, however, we did not have any forward agreements or call options to hedge our operations denominated in U.S. dollars.

As of December 31, 2004, we had outstanding cross currency swaps, through which we exchanged the originally contracted interest rates and currencies on notional amounts of US$ 140 million related to long-term debt with a contracted weighted average exchange rate of Ps. 11.168. During the life of the contracts, the cash flows originated by the exchange of the interest rates under the cross currency swaps match those of the underlying debt with respect to interest payments dates and conditions. The contracted weighted average interest rate was 10.0%. As of December 31, 2004, the fair value of these instruments was Ps. 1 million, and the net effect for the period ended December 31, 2004 recorded in the interest expense amounted to Ps. 4 million. All these cross currency swaps were settled in January 2005.

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the Mexican peso relative to the U.S. dollar occurring on December 31, 2004, would have resulted in an increase in our net consolidated integral result of financing expense of approximately Ps. 719 million over a 12-month period of 2005, reflecting higher interest expense and foreign exchange gain generated by the cash balances held in U.S. dollars as of that date, net of the loss based on our U.S. dollar-denominated indebtedness at December 31, 2004. However, this result does not take into account any gain on monetary position that would be expected to result from an increase in the inflation rate generated by a devaluation of the Mexican peso relative to the U.S. dollar, which gain on monetary position would reduce the consolidated net integral result of financing.

As of March 11, 2005, the exchange rates relative to the U.S. dollar of all the countries in which we operate have appreciated or depreciated compared to December 31, 2004 as follows:

	Exchange Rate March 11, 2005	(Depreciation) or Appreciation

Mexico	11.0230	1.1%
Guatemala	7.6397	1.5%
Nicaragua	16.4826	(0.9)%
Costa Rica	467.2400	(1.7)%
Panama	1.0000	—
Colombia	2,332.7200	2.4%
Venezuela	2,150.0000	(12.0)%
Brazil	2.7021	(1.8)%
Argentina	2.9200	2.0%

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies of each of the countries in which we operate relative to the U.S. dollar at December 31, 2004, would produce a reduction in stockholders’ equity of approximately the following amounts:

Reduction in Stockholders’ equity (millions of Mexican pesos)

Mexico	Ps. 2,070
Guatemala	22
Nicaragua	64
Costa Rica	189
Panama	—
Colombia	516
Venezuela	149
Brazil	265
Argentina	75

Equity Risk

During 2002, one of our subsidiaries entered into an equity forward sale contract that was renewed in March and June of 2004 and was finally settled on September 18, 2004. The contract covered 92% of the Molson shares received from the sale of Kaiser, with a notional amount of approximately Ps. 214 million. In 2003, we recorded a loss on this instrument of Ps. 78 million, which resulted from the difference between the strike price of the forward contract and the market value of the shares. As of December 31, 2004, the remaining investment in Molson shares was recorded at its market value. The net effect in income resulting from the settlement of the forward contract that covered the Molson shares and the underlying Molson shares, was a gain of Ps. 19 million in 2004.

Commodity Price Risk

During 2003 and 2002, we entered into various derivative contracts maturing in 2004 and 2003 to hedge the cost of aluminum and carbonated gas. The result of the commodity price contracts was a gain of Ps. 3 as of each of December 31, 2004 and 2003, which was recorded in the results of operations of the year. The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date.

During 2004, we entered into various derivative contracts with a notional value Ps. 6 million, maturing in 2004 and 2005 to hedge the cost of sugar. The result of these commodity price contracts was immaterial.

Items 12-14. Not Applicable

Item 15. Controls and Procedures

(a) As of December 31, 2004, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

(b) There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our shareholders and our board of directors have designated José Manuel Canal Hernando, an independent director as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards, as an “audit committee financial expert” within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees—Directors.”

Item 16B. Code of Ethics

We have adopted a code of ethics, within the meaning of this Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at www.coca-colafemsa.com. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tohmatsu, and its affiliates including Deloitte Consulting, which we collectively refer to as Deloitte, during the fiscal years ended December 31, 2003 and 2004:

	Year ended December 31,

	2004	2003

	(millions of Mexican pesos)

Audit fees	Ps. 35	Ps. 50
Audit-related fees	3	6
Tax fees	5	3
Other fees	–	2

Total fees	Ps. 43	Ps. 61

Audit fees. Audit fees in the above table are the aggregate fees billed by Deloitte in connection with the audit of our annual financial statements, the review of our quarterly financial statements, and statutory and regulatory audits.

Additionally, in 2003, the audit fees included the opening balance sheet audit fees associated with the Panamco acquisition.

Audit-related Fees. Audit-related fees in the above table for the years ended December 31, 2004 and 2003 are the aggregate fees billed by Deloitte for financial accounting and reporting consultations.

Tax Fees. Tax fees in the above table are fees billed by Deloitte for services based upon existing facts and prior transactions in order to document, compute and obtain government approval for amounts included in tax filings such as value-added tax return assistance, transfer pricing documentation and requests for technical advice from taxing authorities.

Other Fees. Other fees in the above table are fees billed by Deloitte for non-audit services and 3.3% rendered by Deloitte Consulting. As a percentage of total fees billed to Coca-Cola FEMSA, other fees represent less than 0.1% and 3.3% for 2004 and 2003, respectively.

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

Item 16D. Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any of our equity securities in 2004. The following table presents purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees—Stock Incentive Plan” and “––EVA-Based Stock Incentive Plan.”

Period	Total Number of Series L Shares Purchased	Average Price Paid per Series L Share	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs

May 27 – May 31	64,400	Ps. 24.84	-	-
June 1 – June 17	502,524	Ps. 25.01	-	-

Total	569,924	-	-	-

Item 17. Not Applicable

Item 18. Financial Statements

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19. Exhibits

______________________
*

All supplementary schedules relating to the registrant are omitted because they are not required or because the required information, where material, is contained in the Financial Statements or Notes thereto.

(b) List of Exhibits

Exhibit No:	Description
Exhibit 1.1	Amended and Restated Bylaws (Estatutos Sociales) of Coca-Cola FEMSA, dated May 6, 2003 (with English translation) (incorporated by reference to Exhibit 1.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit 2.1	Deposit Agreement, dated as of September 1, 1993, among Coca-Cola FEMSA, the Bank of New York, as Depositary, and Holders and Beneficial Owners of American Depository Receipts (incorporated by reference to Exhibit 3.5 to the Registration Statement of FEMSA on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

Exhibit 2.2	Deposit Agreement, among FEMSA, as Registrant, The Bank of New York, and all owners and holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to FEMSA’s Registration Statement on Form F-6 filed on January 30, 2004 (File No. 333-112342)).

Exhibit 2.3	Indenture Agreement, dated as of October 28, 1996, between Coca-Cola FEMSA and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 2.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1997 (File No. 1-12260)).

Exhibit 2.4	Indenture, dated July 11, 1997, by and between Corporación Interamericana de Bebidas, S.A. de C.V. and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.1 of Panamco’s Registration Statement on Form F-4, (File No. 333-7918)).

Exhibit 2.5	First Supplemental Indenture, dated October 15, 2003, between Corporación Interamericana de Bebidas, S.A. de C.V., as Issuer, Coca-Cola FEMSA, as Guarantor, and JPMorgan Chase Bank, as Trustee (incorporated by reference to Exhibit 2.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit No:	Description
Exhibit 2.6	Second Supplemental Indenture, dated November 19, 2003, between Corporación Interamericana de Bebidas, S.A. de C.V., as Issuer, Coca-Cola FEMSA, as Guarantor, and JPMorgan Chase Bank, as Trustee (incorporated by reference to Exhibit 2.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 2.7	Term Loan Agreement, dated April 23, 2003, by and among Coca-Cola FEMSA, JPMorgan Chase Bank, Banco J.P. Morgan, S.A., Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities Inc., Banco Nacional de México, S.A., BBVA Bancomer and ING Bank, N.V. (incorporated by reference to Exhibit 2.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit 2.8	Amended and Restated Shareholders Agreement dated as of July 6, 2002, by and among CIBSA, Emprex, The Coca-Cola Company and Inmex, (incorporated by reference to Exhibit 4.13 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit 4.1	Amendment, dated May 6, 2003, to the Amended and Restated Shareholders Agreement, dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit 4.2	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the valley of Mexico (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.3	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the valley of Mexico (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.4	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Exhibit 4.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.5	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.6	Bottler Agreement, dated July 1, 1999, between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Exhibit 4.32 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit 4.7	Bottler Agreement, dated July 1, 1999, between Panamco Bajio, S.A. de C.V. and The Coca-Cola Company with respect to operations in Bajio, Mexico (English translation) (incorporated by reference to Exhibit 4.33 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit No:	Description
Exhibit 4.8	Bottler Agreement and Letter Agreement, both dated March 18, 2000, between The Coca-Cola Company and Embotelladora Central, S.A with respect to operations in Guatemala (English translation) (incorporated by reference to Exhibit 4.9 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.9	Bottler Agreement and Letter Agreement, both dated May 13, 2001, between The Coca-Cola Company and Panamco de Nicaragua, S.A. with respect to operations in Nicaragua (English translation) (incorporated by reference to Exhibit 4.10 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.10	Bottler Agreement and Letter Agreement, both dated October 1, 2002, between The Coca-Cola Company and Embotelladora Panamco Tica, S.A. with respect to operations in Costa Rica (English translation) (incorporated by reference to Exhibit 4.11 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.11	Bottler Agreement, dated July 1, 1999, between The Coca-Cola Company and Panamco-Colombia, S.A., with respect to operations in Colombia (English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.12	Renewal Letter, dated March 17, 2005, between The Coca-Cola Company and Panamco-Colombia, S.A., with respect to operations in Colombia (English translation).

Exhibit 4.13	Bottler Agreement, dated August 16, 1996 and Letter of Renewal, dated February 9, 2001, between The Coca-Cola Company and Embotelladora Coca-Cola y Hit de Venezuela, S.A. with respect to operations in Venezuela (English translation) (incorporated by reference to Exhibit 4.13 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.14	Bottler Agreement, dated August 16, 1996 and Letter of Renewal, dated February 9, 2001, between Advantage Investments, Inc. and Embotelladora Coca-Cola y Hit de Venezuela, S.A. with respect to operations in Venezuela (English translation) (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.15	Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL – Industria Brasileira de Bebidas, S.A. and The Coca-Cola Company with respect to operations in São Paulo, Brazil (English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.16	Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL – Industria Brasileira de Bebidas, S.A. and The Coca-Cola Company with respect to operations in Campinas, Brazil (English translation) (incorporated by reference to Exhibit 4.16 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.17	Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL – Industria Brasileira de Bebidas, S.A., and The Coca-Cola Company with respect to operations in Campo Grande, Brazil (English translation) (incorporated by reference to Exhibit 4.17 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.18	Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

Exhibit No:	Description
Exhibit 4.19	Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

Exhibit 4.20	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.21	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.22	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.23	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.24	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

Exhibit 4.25	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.40 to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

Exhibit 4.26	Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administracion de Marcas S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Exhibit 10.3 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

Exhibit 4.27	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.6 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

Exhibit 4.28	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.7 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

Exhibit 4.29	Supply Agreement dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Empaques,

Exhibit No:	Description
(incorporated by reference to Exhibit 10.7 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.30	Supply Agreement dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).*

Exhibit 4.31	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA and FEMSA Logística (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

Exhibit 4.32	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.8 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

Exhibit 4.33	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.9 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

Exhibit 4.34	Memorandum of Understanding, dated as of March 11, 2003, by and among Panamco, as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Exhibit 10.14 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

Exhibit 7.1	The Coca-Cola Company memorandum, to Steve Heyer from José Antonio Fernández, dated December 22, 2002 (incorporated by reference to Exhibit 10.1 to FEMSA’s Registration Statement on Amendment No. 1 to the Form F-3 filed on September 20, 2004 (File No. 333-117795)).

Exhibit 8.1	Significant Subsidiaries.

Exhibit 12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 4, 2005.

Exhibit 12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 4, 2005.

Exhibit 13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 4, 2005.
______________________
*	Portions of Exhibit 4.30 have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of Coca-Cola FEMSA, none of which authorizes securities in a total amount that exceeds 10% of the total assets of Coca-Cola FEMSA. We hereby agree to furnish to SEC copies of any such omitted instruments or agreements as the SEC requests.

SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Dated: April 4, 2005

COCA-COLA FEMSA, S.A. de C.V.

By:/s/	Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Coca-Cola FEMSA, S.A. de C.V.:

We have audited the accompanying consolidated balance sheets of Coca-Cola FEMSA, S.A. de C.V. (a Mexican corporation) and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in financial position and changes in stockholders’ equity for each of the three years in the period ended December 31, 2004, all expressed in millions of Mexican pesos of purchasing power as of December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Coca-Cola FEMSA, S.A. de C.V. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations, changes in their financial position and changes in their stockholders’ equity for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Mexico.

As mentioned in Note 2, the Company acquired Panamerican Beverages, Inc. on May 6, 2003, incorporating its results of operations since the date of acquisition, as a result of which the consolidated statements of income and changes in financial position for the years ended December 31, 2004, 2003 and 2002 are not comparable.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2004, and the determination of stockholders’ equity at December 31, 2004 and 2003, to the extent summarized in Note 26.

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

Galaz,Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

/s/ C.P.C. Jorge Alamillo Sotomayor
C.P.C. Jorge Alamillo Sotomayor
Mexico City, Mexico
February 11, 2005

Translation of financial statements originally issued in Spanish

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheets

At December 31, 2004 and 2003
Amounts expressed in millions of US Dollars ($) and in milIions of constant Mexican Pesos (Ps.) as of December 31, 2004

ASSETS		2004		2003

Current Assets:
Cash and cash equivalents	$323	Ps.	3,603	Ps.	3,021

Accounts receivable:
Trade	142		1,580		1,453
Notes	3		34		96
Other	44		490		417

	189		2,104		1,966

Recoverable taxes	65		723		1,163
Inventories	226		2,515		2,354
Prepaid expenses	9		105		215

Total Current Assets	812		9,050		8,719
Property, Plant and Equipment, Net	1,675		18,672		19,133
Investments in Shares	38		418		518
Deferred Tax Assets, Net	121		1,353		1,355
Other Assets, Net	131		1,459		1,472
Intangible Assets, Net	3,240		36,114		35,471

TOTAL ASSETS	$6,017	Ps.	67,066	Ps.	66,668

LIABILITIES AND STOCKHOLDERS' EQUITY		2004		2003

Current Liabilities:
Bank loans	$19	Ps.	208	Ps.	1,811
Current maturities of long-term debt	275		3,064		1,321
Interest payable	28		314		395
Suppliers	371		4,144		3,670
Accrued expenses	123		1,369		1,489
Accrued taxes	119		1,322		1,132
Other liabilities	24		266		384

Total Current Liabilities	959		10,687		10,202

Long-term Liabilities:
Bank loans and notes payable	1,949		21,716		27,456
Pension plan	53		588		589
Seniority premiums	5		57		54
Deferred taxes liability, net	123		1,380		1,620
Other liabilities	226		2,529		2,453

Total Long-term Liabilities	2,356		26,270		32,172

Total Liabilities	3,315		36,957		42,374

Stockholders' Equity:
Minority interest in consolidated subsidiaries	64		709		174

Majority interest:
Capital stock	251		2,793		2,793
Additional paid-in capital	1,073		11,954		11,951
Retained earnings from prior years	1,078		12,019		10,095
Net income for the year	485		5,404		2,463
Cumulative translation adjustment	(134)		(1,488)		(1,589)
Cumulative result of holdingn on monetary assets	(117)		(1,305)		(1,593)
Additional labor liability	2		23		-

Total Majority Interest	2,638		29,400		24,120

Total Stockholders' Equity	2,702		30,109		24,294

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,017	Ps.	67,066	Ps.	66,668

The accompanying notes are an integral part of these consolidated balance sheets.

Mexico, D.F. February 11, 2005

Carlos Salazar Lomelín	Héctor Treviño Gutiérrez
Chief Executive Officer	Chief Financial and Administrative Officer

Translation of financial statements originally issued in Spanish

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Income Statements
 For the years ended December 31, 2004, 2003 and 2002
Amounts expressed in millions of US Dollars ($) and in milIions of constant Mexican Pesos (Ps.) as of December 31, 2004, except income per share

		2004		2003		2002

Net sales	$4,153	Ps.	46,290	Ps.	37,876	Ps.	19,432
Other operating revenues	19		209		245		154

Total revenues	4,172		46,499		38,121		19,586
Cost of sales	2,150		23,964		19,367		9,098

Gross profit	2,022		22,535		18,754		10,488

Operating expenses:
Administrative	243		2,705		2,091		1,548
Selling	1,088		12,134		9,564		4,033

	1,331		14,839		11,655		5,581
Intangible amortization	-		-		-		41

Income from operations	691		7,696		7,099		4,866

Integral cost of financing:
Interest expense	228		2,531		1,625		366
Interest income	(24)		(266)		(251)		(277)
Foreign exchange (gain) loss, net	3		38		2,136		(257)
Gain on monetary position	(135)		(1,505)		(928)		(416)

	72		798		2,582		(584)

Other expense, net	37		408		260		638

Income for the year before income taxes and employee profit sharing	582		6,490		4,257		4,812
Income taxes and employee profit sharing	95		1,063		1,776		2,012

Net income for the year	$487	Ps.	5,427	Ps.	2,481	Ps.	2,800

Majority net income	$485	Ps.	5,404	Ps.	2,463	Ps.	2,800
Minority net income	$2	Ps.	23	Ps.	18	Ps.	-

Weighted average shares outstanding (in millions)	1,846		1,846		1,704		1,425
Majority net income per share (basic and diluted)	$0.26	Ps.	2.93	Ps.	1.45	Ps.	1.96

The accompanying notes are an integral part of these consolidated income statements.

Translation of financial statements originally issued in Spanish

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Statements of Changes in Financial Position
 For the years ended December 31, 2004, 2003 and 2002
Amounts expressed in millions of US Dollars ($) and in milIions of constant Mexican Pesos (Ps.) as of December 31, 2004

		2004		2003		2002

RESOURCES GENERATED BY (USED IN):
Operating Activities:
Net income for the year	$487	Ps.	5,427	Ps.	2,481	Ps.	2,800
Depreciation	111		1,239		1,040		598
Breakage of bottles and cases	38		419		297		211
Intangible amortization and impairment	-		-		-		518
Amortization and other	36		402		813		325

	672		7,487		4,631		4,452

Working capital:
Accounts receivable	(13)		(138)		230		206
Inventories	(28)		(316)		(403)		(238)
Prepaid expenses and recoverable taxes	49		550		(621)		(621)
Interest payable	(7)		(81)		175		5
Suppliers	43		474		(12)		65
Accounts payable and other	(16)		(238)		(1,023)		226
Accrued taxes	17		190		(104)		120
Pension plan and seniority premiums	(6)		(62)		(28)		(10)

NET RESOURCES GENERATED BY OPERATING ACTIVITIES	711		7,866		2,845		4,205

Investing Activities:
Panamerican Beverages, Inc. acquisition	-		-		(31,187)		-
Property, plant and equipment	(121)		(1,347)		(1,642)		(965)
Investments in shares and other assets	(38)		(428)		(365)		(516)

NET RESOURCES USED IN INVESTING ACTIVITIES	(159)		(1,775)		(33,194)		(1,481)

Financing Activities:
Amortization in real terms of financing	(144)		(1,608)		954		258
Translation adjustment in foreign subsidiaries	9		101		(560)		(496)
(Payments) Proceeds from issuance of long-term debt	(358)		(3,992)		16,515		(23)
Dividends paid	(48)		(539)		-		(640)
Other liabilities	1		76		(670)		19
Increase in minority interest	40		450		-		-
Increase in capital stock	-		3		10,330		-

NET RESOURCES OBTAINED FROM (USED IN) FINANCING ACTIVITIES	(500)		(5,509)		26,569		(882)

Increase (decrease) in cash and cash equivalents	52		582		(3,780)		1,842
Cash and cash equivalents at beginning of the year	271		3,021		6,801		4,959

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$323	Ps.	3,603	Ps.	3,021	Ps.	6,801

The accompanying notes are an integral part of these consolidated statements of changes in financial position.

Translation of financial statements originally issued in Spanish

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
For the years ended December 31, 2004, 2003 and 2002
Amounts expressed in millions of constant Mexican Pesos (Ps.) as of December 31, 2004

Description	Capital Stock		Additional Paid-in Capital		Retained Earnings from Prior Years		Net Income for the Year

Consolidated Balances at December 31, 2001	Ps.	2,591	Ps.	1,823	Ps.	5,493	Ps.	2,442

Transfer of income of prior year						2,442		(2,442)
Dividends declared and paid						(640)
Comprehensive income								2,800

Consolidated Balances at December 31, 2002		2,591		1,823		7,295		2,800

Minority interest from Panamco acquisition
Increase in capital stock		202		10,128
Transfer of income of prior year						2,800		(2,800)
Comprehensive income								2,463

Consolidated Balances at December 31, 2003		2,793		11,951		10,095		2,463

Increase in minority interest, net
Increase in capital stock				3
Transfer of income of prior year						2,463		(2,463)
Dividends declared and paid						(539)
Comprehensive income								5,404

Consolidated Balances at December 31, 2004	Ps.	2,793	Ps.	11,954	Ps.	12,019	Ps.	5,404

The accompanying notes are an integral part of these consolidated statements of changes in stockholders' equity.

Cumulative Translation Adjustment		Cumulative Result of Holding Nonmonetary Assets		Additional Labor Liability		Total Majority Interest	Minority Interest in Consolidated Subsidiaries		Total Stockholders' Equity

Ps.	(533)	Ps.	(2,864)	Ps.	-	8,952	Ps.	-	Ps.	8,952

						(640)				(640)
	(496)		(35)			2,269				2,269

	(1,029)		(2,899)		-	10,581		-		10,581

								156		156
						10,330				10,330

	(560)		1,306			3,209		18		3,227

	(1,589)		(1,593)		-	24,120		174		24,294

								450		450
						3				3

						(539)				(539)
	101		288		23	5,816		85		5,901

Ps.	(1,488)	Ps.	(1,305)	Ps.	23	29,400	Ps.	709	Ps.	30,109

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
At December 31, 2004, 2003 and 2002
Amounts expressed in millions of US Dollars ($) and in millions of constant Mexican Pesos (Ps.) as of December 31, 2004

Note 1 Activities of the Company

Coca-Cola FEMSA, S.A. de C.V. (“Coca-Cola FEMSA”) is a Mexican corporation whose main activity is the acquisition, holding and transferring of all types of bonds, capital stock, shares and marketable securities.

Coca-Cola FEMSA is indirected owned by Fomento Económico Mexicano, S.A. de C.V. (“FEMSA”) (45.7% of the capital stock, 53.6% of the voting shares), and The Coca-Cola Company, which indirectly owns 39.6% of the capital stock. The remaining 14.7% of the shares trade on the Bolsa Mexicana de Valores, S.A. de C.V. (BMV: KOFL) and the New York Stock Exchange, Inc. (NYSE: KOF).

Coca-Cola FEMSA and its subsidiaries (“the Company”), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela, Brazil and Argentina.

Note 2 Acquisition of Panamerican Beverages, Inc.

On May 6, 2003, Coca-Cola FEMSA acquired 100% of the outstanding stock of Panamerican Beverages, Inc. (“Panamco”) for Ps. 31,050, excluding transaction expenses. As part of the acquisition, the Company assumed Ps. 9,557 of net debt and incurred transaction costs of Ps. 410, which consisted of financial, advisory and legal fees that were capitalized as adjustments to the purchase price.

The transaction was financed with an equity contribution from FEMSA of Ps. 2,923 an exchange of The Coca-Cola Company’s equity interests in Panamco valued at Ps. 7,407 for new shares of Coca-Cola FEMSA, cash on hand of Ps.2,967 and new indebtedness in Mexican pesos and US dollars in the amount of Ps. 18,163.

The exchange of equity interests of The Coca-Cola Company as well as the capital increase from FEMSA generated additional paid-in capital in majority stockholders’ equity, since the shares were subscribed at a value greater than the par value of the shares at the subscription date.

At the acquisition date, Panamco produced and distributed Coca-Cola trademark beverages in its bottling territories in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil, along with bottled water and other beverages in some of these territories and beer in Brazil.

The results of Panamco’s operations have been included in the consolidated financial statements since the date of acquisition, as a result of which the consolidated income statements and the consolidated statements of changes in financial position for the years ended December 31, 2004, 2003 and 2002 are not comparable. The 2003 statement of changes in financial position has been reclassified to present the effects of the acquisition and incorporation of Panamco as a single line item.

The Company accounted for the acquisition by the purchase method and allocated the purchase price to the fair value of the assets acquired and the liabilities assumed. The fair value adjustments include recognition of an intangible asset with indefinite life for a total amount of Ps. 35,801 included in the financial statements as “Rights to produce and distribute Coca-Cola trademark products” and the reduction to fair value of certain assets consisting primarily of facilities that the Company considered non-strategic as well as the elimination of certain intangible assets that were generated from acquisitions previously effected by Panamco.

Note 3 Basis of Presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”) as further explained in Note 25. A reconciliation of net income and stockholders’ equity from Mexican GAAP to US GAAP is included in Note 26.

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”). The translations of Mexican pesos into US dollars (“$”) are included solely for the convenience of the reader, using the exchange rate as of December 31, 2004 of 11.146 Mexican pesos to one US dollar.

The consolidated financial statements include the financial statements of Coca-Cola FEMSA and those of all companies in which it owns directly or indirectly a majority of the outstanding voting capital stock and/or exercises control. All intercompany balances and transactions have been eliminated in such consolidation.

Certain amounts in the consolidated financial statements as of December 31, 2003 and 2002 have been reclassified to conform to the presentation of the financial statements as of December 31, 2004 and therefore the amounts differ from those originally presented. These reclassifications consist of the following:

  Deferred recoverable income tax:
  In 2003, the deferred income tax assets mainly corresponding to tax loss carryforwards generated by Brazilian and Colombian operations, in the aggregate amount of Ps. 1,355 were presented as offsetting the deferred income tax liability of other operations. In 2004, the deferred income tax assets related to the Brazilian and Colombian operations are presented separately as a long-term asset, as recoverability varies in different tax jurisdictions.

  Pension plan cost for the year:
  In 2004, the total cost related to the Company’s pension and retirement plans, seniority premiums is recognized within operating costs and expenses, In accordance with the new requirements of Mexican GAAP under Bulletin D-3 “Obligaciones laborales” (Labor obligations), which clarifies the accounting treatment for the cost for the year In prior years the Company included the related interest cost as a component of net interest expense, and the amortization of the net transition obligation and actuarial gains or losses, as a component of other expenses. The amounts reclassified to operating cost and expenses amounted Ps. 15 and Ps. 4 for the years ended December 31, 2003 and 2002, respectively, of which Ps. 10 and Ps. 2 correspond to interest expenses, and Ps. 5 and Ps. 2 correspond to other expenses.

  Operating expenses:
  During 2004, some of the Company’s new operations changed their classification criteria for recording certain operating expenses from administrative to selling expenses. The amount reclassified in the 2003 operating expenses was Ps. 439.

During the interim periods of 2004, the Company did not reclassify any of the above mentioned items, therefore, the Company’s interim financial statements were presented using the same classification criteria as in the Company’s financial statements for the year ended December 31, 2003. Additionally, during the interim periods of 2004, the Company classified as extraordinary items: a favorable final ruling from a Mexican federal court allowing the Company to deduct losses arising from a sale of a subsidiary shares during 2002; and the effect of a change in the tax deduction of certain assets of the soft drinks industry. In the financial statements for the year ended in December 31, 2004, these tax items were classified as “Income taxes and employee profit sharing” in the income statement.

Note 4 Foreign Subsidiary Incorporation

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

When the Company designates foreign subsidiary net investment as an economic hedge of its own acquisition financing, the accounting treatment for the integral cost of financing is as follows:

  The foreign exchange gain or loss is recorded as part of the cumulative translation adjustment, to the extent the net investment in the foreign subsidiary covers the debt, net of taxes. The foreign exchange gain or loss associated with any unhedged portion of such debt is recorded in the integral cost of financing.

  The monetary position result is computed using the inflation factors of the country in which the acquired subsidiary is located to the extent the net investment in the foreign subsidiary covers the debt. The unhedged portion of such debt is calculated using inflation factors of the country of the company that contracts the financing. The total effect is recorded in the integral cost of financing.

When the Company has not designated an economic hedge, the foreign exchange gain or loss and gain or loss on monetary position are recorded in the integral cost of financing. The Company has not designated any investment in foreign subsidiary as an economic hedge of the liabilities incurred to acquire Panamco’s territories.

The monetary position result and exchange gain or loss net of taxes on intercompany foreign currency denominated balances that are considered to be of a long-term-investment nature (that is, settlement is not planned or anticipated in the foreseeable future) are reflected in cumulative translation adjustment in stockholders’ equity.

In December 2001, the Argentine government adopted a series of economic measures, the most important of which consisted of restrictions on cash withdrawals and foreign exchange transactions. Due to the continuing difficult economic situation in Argentina, the uncertainty with respect to the period of recovery, and the instability of the exchange rate, on July 1, 2002, the Company performed a valuation of its investment in Coca-Cola FEMSA de Buenos Aires, S.A. (“Coca-Cola FEMSA de Buenos Aires”) based on market price value multiples of comparable businesses. The valuation resulted in the recognition of an impairment of intangible of Ps. 477, which was recorded in results of 2002. As a result, the net investment in Coca-Cola FEMSA de Buenos Aires is no longer considered to be an economic hedge of the liabilities denominated in US dollars incurred to acquire Coca-Cola FEMSA de Buenos Aires.

In February 2003, the Venezuelan government implemented a new exchange control regime, and fixed the exchange rate of 1,600 Venezuelan bolivars per US dollar. Due to the uncertainties regarding the availability of US dollars at the official rate the Company used the last available market-closing rate of 1,853 Venezuelan bolivars to translate the financial statements for its Venezuelan subsidiary. On February 6, 2004, a 20% devaluation of the Venezuelan bolivar was officially announced with a new official exchange rate being set at 1,920 Venezuelan bolivar per US dollar . This exchange rate remains in effect as of the date of these consolidated financial statements

Note 5 Significant Accounting Policies

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

The significant accounting policies are as follows:

a) Recognition of the Effects of Inflation:
The recognition of the effects of inflation in the financial information consists of:

  Restating nonmonetary assets such as inventories, intangible and fixed assets, including related costs and expenses when such assets are consumed or depreciated.

  Restating capital stock, additional paid-in capital and retained earnings by the amount necessary to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income generated through the use of inflation factors.

  Including in stockholders’ equity the cumulative effect of holding nonmonetary assets, which is the net difference between changes in the replacement cost of nonmonetary assets and adjustments based upon inflation factors.

  Including in the integral cost of financing the purchasing power gain or loss from holding monetary items.

The Company restates its consolidated financial statements in terms of the purchasing power of the Mexican peso as of the most recent balance sheet date by using Mexican inflation factors for Mexican subsidiaries and by using for foreign subsidiaries the inflation rate plus the latest year-end exchange rate of the country in which the foreign subsidiary is located.

Financial information for the Mexican subsidiaries for prior years was restated using Mexican inflation factors. Financial information for foreign subsidiaries included in the consolidated financial statements was restated using the inflation rate of the country in which the foreign subsidiary is located and then translated at the current year-end exchange rate of the Mexican peso. Accordingly, the amounts are comparable with each other and with the preceding years since all are expressed in the purchasing power of the same currency as of the end of the latest year presented.

b) Cash and Cash Equivalents:
Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with brokerage houses valued at the quoted market prices with original maturities of three months or less (see Note 17).

c) Inventories and Cost of Sales:
The value of inventories is adjusted to replacement cost, without exceeding market value. Advances to suppliers to purchase raw materials and spare parts is included in inventories and are restated by applying inflation factors, considering their average age.

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

d) Prepaid Expenses:
Prepaid expenses represent payments for services that will be received over the next 12 months. Prepaid expenses are recorded at historical cost and recognized in the income statement in the month in which the services or benefits are received. Prepaid expenses are principally represented by advertising, promotional and leasing expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in the results of operations at the time the advertising takes place.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations. Those costs are recorded as prepaid expenses and amortized over the period, during which they are estimated to increase sales of the related products or presentations to our normal operating levels, which is generally one year.

e) Property, Plant and Equipment:
These assets are initially recorded at their cost of acquisition and/or construction cost. Property, plant and equipment of domestic origin, except returnable bottles and cases (see Note 5 f), are restated by applying domestic inflation factors. Imported equipment is restated by applying the inflation rate of the country of origin and then translated at the year-end exchange rate.

Depreciation is computed using the straight-line method, based on the value of the restated assets reduced by their residual values. The Company together with independent appraisers determines depreciation rates, considering the estimated remaining useful lives of the assets.

The estimated useful lives of the main assets are as follows:

Years

Buildings and construction	47

Machinery and equipment	16
Distribution equipment	11
Other equipment	7

f) Returnable Bottles and Cases:
Returnable bottles and cases are recorded at acquisition cost and restated to their replacement cost. The Company classifies returnable bottles and cases as property, plant and equipment.

There are two types of returnable bottles and cases:

– Those that are in the Company’s control in its facilities, which the Company refers to as returnable bottles and cases in plant and distribution centers; and
– Those that have been placed in the hands of customers, which the Company refers to as returnable bottles and cases in the market.

For financial reporting purposes, breakage of returnable bottles and cases in plant and distribution centers is recorded as an expense as it is incurred. For the years ended December 31, 2004, 2003 and 2002, breakage expense amounted to Ps. 419, Ps. 297 and Ps. 211, respectively.

The returnable bottles and cases in the market and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is amortized according to their useful lives. The returnable bottles and cases for which no deposit has been received, which represent most of the returnable bottles and cases placed in the market, are expensed when placed in the hands of customers.

Depreciation is computed only for tax purposes in most of the countries in which the Company operates using the straight-line method at a rate applicable in each country. The Company estimates that breakage expense of returnable bottles and cases in plant and distribution centers is similar to the depreciation calculated on an estimated useful life of approximately four years for returnable glass bottles, one year for returnable plastic bottles and four years for plastic cases.

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

h) Other Assets:
This assets represent payments whose benefits will be received in future years, and consist of:

  Refrigeration equipment, which is initially recorded at the cost of acquisition. Equipment of domestic origin is restated by applying domestic inflation factors. Imported equipment is restated by applying the inflation rate of the country of origin and then translated at the year-end exchange rate. Refrigeration equipment is amortized based on an estimated average useful life of approximately five years in 2004 and 2003 and three years in 2002. The effect of the change in useful life amounted to Ps. 97 of additional income in 2003. Major refrigeration equipment repairs were initiated in Mexico in 2004. These repairs were capitalized and are being amortized over a two-year period net of the undepreciated value of the parts replaced.

  Agreements with customers for the right to sell and promote the Company’s products during certain periods of time, which are being considered as monetary assets and amortized under the straight-line method in accordance with the terms of such agreement, based on the volume sold by the customers. The term of these agreements is between three and four years.

  The Company applies as a suppletory standard the provisions of Emerging Issues Task Force (“EITF”) No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” of the Financial Accounting Standards Board (“FASB”), which requires presenting the amortization of these capitalized amounts as a reduction of net sales.

  Information technology and management systems, which are incurred during the development stage and are capitalized in accordance with Bulletin C-8, “Activos Intangibles” (Intangible Assets) (“C-8”). Such amounts are restated applying the inflation factors and are amortized using the straight-line method over four years. Expenses that do not fulfill the requirements for capitalization, such as research expenses are expensed as incurred

  Leasehold improvements, which are restated by applying inflation factors and amortized using the straight-line method, over the terms of lease contracts.

i) Intangible Assets:
Intangible assets represent payments whose benefits will be received in future years. Beginning in 2003 the Company applies C-8, which establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Additionally, C-8 requires identifying all intangible assets to reduce as much as possible the goodwill associated with business combinations. Prior to 2003, the excess of the purchase price over the fair value of the net assets acquired in a business combination was considered to be goodwill. With the adoption of C-8, the Company considers such excess related to the rights to produce and distribute Coca-Cola trademark products. The Company separates intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which the Company expects to receive the benefits.

Intangible assets with indefinite lives are not amortized, but are periodically subject to an impairment test. These represent the right to manufacture, package, distribute, and sell Coca-Cola trademark products in the territories acquired. Those agreements are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrates for certain Coca-Cola trademark beverages. The most significant bottler agreements have terms of 10 years. The bottler agreements are automatically renewable for similar periods, subject to non-renewal by either party. The agreements are recorded in the functional currency of the subsidiary in which the investment was made and are restated by applying the inflation rate of the country of origin and the year-end exchange rate.

j) Impairment of Long-Lived Assets:
In accordance with new Bulletin C-15, “Deterioro en el Valor de los Activos de Larga Duración y su Disposición” (Impairment of the Value of Long-Lived Assets and their Disposal) (“C-15”), the Company reviews the carrying value of its long-lived assets for impairment and determines whether impairment exists, comparing estimated discounted future cash flows to be generated by those assets with their carrying value.

For long-lived assets, such as property, plant and equipment, other assets and identifiable intangible assets, the Company tests for impairment whenever events of changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through their expected discounted future cash flows.

If such assets are considered to be impaired, the impairment charge is recognized in other expenses.

k) Payments from The Coca-Cola Company:
The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Company’s refrigeration equipment investment program. The contributions received for advertising and promotional incentives are included as a reduction of selling expenses. The contributions received for the Company’s refrigeration equipment program are recorded as a reduction of the investment in refrigeration equipment. The contributions received were Ps. 920, Ps. 1,263 and Ps. 793 during the years ended December 31, 2004, 2003 and 2002, respectively.

l) Labor Liabilities:
Labor liabilities include obligations for pension and retirement plans and seniority premiums based on actuarial calculations by independent actuaries, using the projected unit credit method. These liabilities are considered to be nonmonetary and are restated using long-term assumptions. The increase in labor liabilities of the year is charged to expense in the income statement.

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

Severance indemnities are charged to expenses on the date that they are incurred. The severance payments resulting from the Company’s reduction of personnel, as a result of the restructuring of certain areas, are included in other expenses. During the years ended December 31, 2004, 2003 and 2002, these payments amounted to Ps. 124 Ps. 32 and Ps. 79, respectively.

m) Revenue Recognition:
Revenue is recognized upon delivery to the customer and the customer has taken ownership of the goods. Net sales reflect units delivered at selling list prices reduced by promotion allowances and discounts.

n) Operating Expenses:
Administrative expenses include labor costs (salaries and other benefits) for employees not directly involved in the sale of the Company’s products, professional services fees, depreciation of offices facilities and amortization of capitalized software costs.

Selling expenses include:
-

Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage for returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. During the year ended December 31, 2004, 2003 and 2002, these distribution costs amounted to Ps. 6,348 Ps. 5,196 and Ps. 2,291, respectively.

-	Sales: labor costs (salaries and other benefits) and sales commission paid to sales personnel.
-	Marketing: labor costs (salaries and other benefits), promotions and advertising costs.

o) Income Tax, Tax on Assets and Employee Profit Sharing:
Income taxes and employee profit sharing are charged to results as they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred employee profit sharing is derived from temporary differences between the accounting result and income for employee profit sharing purposes and is recognized only when it can be reasonably assumed that the temporary differences will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

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

FEMSA has received authorization from the Secretaría de Hacienda y Crédito Público (“SHCP”) to prepare its income tax and tax on asset returns on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries, which is limited to 60% of the stockholders’ participation. In 2005 the tax consolidation will be 100% of the stockholders’ participation. The provisions for income taxes, for both Mexico and foreign countries, have been determined on the basis of the taxable income of each individual subsidiary and not on a consolidated basis.

p) Integral Cost of Financing:
The integral cost of financing includes:

Interest:
Interest income and expenses are recorded when earned or incurred, respectively.

Foreign Exchange Gains and Losses:
Transactions in foreign currencies are recorded in local currency using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the year-end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except for any foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries that is considered to be an economic hedge or intercompany foreing currency transactions that are of a long-term-investment nature (see Note 4).

Gain (Loss) on Monetary Position:
This is the result of the effects of inflation on monetary items. The gain (loss) on monetary position is computed by applying inflation factors of the country of origin to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of any foreign subsidiaries that is considered to be an economic hedge or intercompany foreign currency transactions that are of a long-term-investment nature (see Note 4).

q) Financial Instruments:
The Company adopted Bulletin C-12, “Instrumentos Financieros con Caracteristicas de Pasivo, de Capital o de Ambos” (Financial Instruments with Characteristics of both Liabilities and Equity) (“C-12”) on January 1, 2004. The adoption of C-12 did not have any effects on the Company’s financial position or results of operations.

The Company frequently enters into financial instruments to manage the financial risks associated with its operations. If the instrument is used to manage the risk related with the Company’s operations, the effect is recorded in cost of sales and in operating expenses, depending on the related instrument. If the instrument is used to manage the risks related with the Company’s financing operations, the effect is recorded in interest expense or in the foreign exchange loss (gain), depending on the related instrument.

Financial instruments entered into for hedging purposes are valued using the same valuation criteria applied to the hedged asset or liability. Additionally, financial instruments entered into for purposes other than hedging the operations of the Company are valued at fair market value, and are recorded in the balance sheet. The difference between the financial instrument’s initial value and fair market value are recorded in the income statement.

r) Cumulative Result of Holding Nonmonetary Assets:
This represents the sum of the differences between book values and restatement values, as determined by applying inflation factors to nonmonetary assets such as inventories, intangible and fixed assets, and their effect on the income statement when the assets are consumed or depreciated, net of the corresponding effect of the deferred income taxes.

s) Comprehensive Income:
Comprehensive income is comprised of the net income and other comprehensive income items such as the translation adjustment, the result of holding nonmonetary assets and additional labor liability and is presented in the consolidated statement of changes in stockholders’ equity. The accumulated balances are as follows:

		2004		2003		2002

Retained earnings from prior years	Ps.	12,019	Ps.	10,095	Ps.	7,295
Majority net income for the year		5,404		2,463		2,800
Cumulative translation adjustment		(1,488)		(1,589)		(1,029)
Cumulative result of holding nonmonetary assets		(1,305)		(1,593)		(2,899)
Additional labor liability		23		-		-

	Ps.	14,653	Ps.	9,376	Ps.	6,167

t) Provisions:
Provisions are recognized for obligations that result from a past event, that will likely result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.

u) Issuances of Subsidiary Stock:
The Company recognizes issuances of a subsidiary’s stock as a capital transaction, in which the difference between the book value of the shares issued and the amount contributed by the minority interest holder or a third party is recorded as additional paid-in capital.

Note 6 Accounts Receivable

		2004		2003

Trade	Ps.	1,707	Ps.	1,575
Allowance for doubtful accounts		(127)		(122)
Notes		34		96
The Coca-Cola Company		231		269
Travel advances to employees		10		11
Insurance claims		8		7
Government bonds		-		26
Receivables from sales of fixed assets		28		41
Loans to employees		14		25
Guarantee deposits		12		8
Other		187		30

	Ps.	2,104	Ps.	1,966

The changes in the allowance for doubtful accounts are as follows:

		2004		2003		2002

Balance at the beginning of the period	Ps.	122	Ps.	12	Ps.	9
Provision for the period		51		56		20
Acquisition of Panamco		-		77		-
Write-offs		(65)		(22)		(16)
Restatement of the balance at the beginning of the period		19		(1)		(1)

Balance at the end of the period	Ps.	127	Ps.	122	Ps.	12

Note 7 Inventories

		2004		2003

Finished products	Ps.	596	Ps.	615
Raw materials		1,574		1,291
Spare parts		335		348
Advances to suppliers		74		154
Work in process		9		18
Advertising and promotional materials		4		26
Allowance for obsolescence		(77)		(98)

	Ps.	2,515	Ps.	2,354

Note 8 Prepaid Expenses

		2004		2003

Advertising and promotional expenses	Ps.	65	Ps.	172
Bonus		13		17
Insurance		8		9
Other		19		17

	Ps.	105	Ps.	215

The advertising and promotional expenses including the amortization of refrigeration equipment recorded in the income statement for the years ended December 31, 2004, 2003 and 2002 amounted to Ps. 1,575, Ps. 1,191 and Ps. 606, respectively.

Note 9 Investments in Shares

Company	Ownership as of December 31, 2004		2004		2003

Industria Envasadora de Querétaro, S.A. de
C.V. (“IEQSA”) [1]	33.68%	Ps.	144	Ps.	130
Complejo Industrial Can, S.A. (“CICAN”) [1]	48.10%		35		53
Beta San Miguel, S.A. de C.V.[2]	2.54%		62		32
Tapón Corona de Colombia, S.A. [1]	40.00%		24		24
Molson, Inc. [3]	0.04%		89		269
Other investments [2]	Various		64		10

		Ps.	418	Ps.	518

______________________
[1]	Method of valuation is equity method.
[2]	Method of valuation is acquisition cost restated (there is no readily determinable fair value).
[3]	Method of valuation is market value.

The investment in Molson, Inc. (“Molson”) shares resulted from the Brazilian subsidiary’s sale of its investment interest of 12.10% in Cervejarias Kaiser, S.A. (“Kaiser”), a Brazilian brewery, to Molson in 2002.

The Molson stock was subject to a two-year contractual restriction on sale that expired on March 19, 2004. The investment in Molson shares in 2003 was recorded at its market value of Ps. 347 and presented net of the fair value of a related equity forward contract of Ps. 78, that was settled on September 18, 2004.During the second half of 2004 most of the Molson shares were sold.

Note 10 Property, Plant and Equipment

		2004		2003

Land	Ps.	2,482	Ps.	2,676
Buildings, machinery and equipment		27,372		26,025
Accumulated depreciation		(12,884)		(11,324)
Construction in progress		671		713
Returnable bottles and cases		1,031		1,043

	Ps.	18,672	Ps.	19,133

The Company has identified fixed assets that are not strategic to the current and future operations of the business and are available for sale, consisting mainly of land, buildings and equipment for disposal, in accordance with an approved program for the disposal of certain investments. Such assets, which are not in use and have been valued at their estimated realizable value without exceeding their restated acquisition cost, are as follows:

		2004

Colombia	Ps.	132
Venezuela		60
Costa Rica		65

	Ps.	257

		2004

Land	Ps.	86
Buildings		114
Equipment		57

	Ps.	257

These fixed assets are considered monetary assets on which a loss on monetary position is computed and recorded in the income statement.

Note 11 Other Assets

		2004		2003

Refrigeration equipment	Ps.	941	Ps.	914
Advertising		157		150
Long-term notes		67		21
Leasehold improvements		30		35
Additional labor liability (see Note 15)		4		23
Yankee bond		37		50
Commissions		48		134
Other		175		145

	Ps.	1,459	Ps.	1,472

Note 12 Intangible Assets

		2004		2003

Unamortized Intangible Assets
Rights to produce and distribute Coca-Cola trademark products:
Panamco territories	Ps.	35,801	Ps.	35,154
Coca-Cola FEMSA de Buenos Aires		195		199
Tapachula, Chiapas territory		118		118

	Ps.	36,114	Ps.	35,471

Note 13 Balances and Transactions with Related Parties and Associated Companies

The consolidated balance sheet and income statement include the following balances and transactions with related parties and affiliated companies:

a) FEMSA and subsidiaries:

Balance Sheet		2004		2003

Assets (accounts receivable)	Ps.	67	Ps.	68
Liabilities (suppliers and other liabilities)		270		305

Transactions		2004		2003		2002

Income:
Sales and other revenues	Ps.	267	Ps.	182	Ps.	153
Expenses:
Purchases of inventories		643		1,132		903
Operating expenses		1,411		1,086		722

b) The Coca-Cola Company:

Balance Sheet		2004		2003

Assets (accounts receivable)	Ps.	231	Ps.	269
Liabilities (suppliers and other liabilities)		1,267		852

Transactions		2004		2003		2002

Expenses:
Purchases of concentrate	Ps.	6,957	Ps.	5,828	Ps.	2,857
Interest expense		13		8		16

c) Other associated and affiliated companies:

For the years ended December 31, 2004, 2003 and 2002, the Company’s subsidiaries received services from other companies in which stockholders of the Company directly or indirectly have equity interests.

Balance Sheet		2004		2003

Assets (accounts receivable)	Ps.	24	Ps.	-
Liabilities (suppliers)		94		52

Transactions		2004		2003		2002

Interest expense	Ps.	164	Ps.	36	Ps.	72

Purchases of Products from		2004		2003		2002

IEQSA	Ps.	440	Ps.	270	Ps.	188
CICAN		29		22		83
Tapón Corona de Colombia, S.A.		195		118		-
Distribuidora Plástica, S.A.		3		3		-
Metalforma, S.A.		3		3		-
Embotelladora del Atlántico, S.A.		148		137		123
Vidrios Panameños, S.A.		15		7		-
Beta San Miguel, S.A. de C.V.		915		233		-

Note 14 Balances and Transactions in Foreign Currencies

Assets, liabilities and transactions denominated in foreign currencies, other than the functional currency of the reporting unit, translated into US dollars, are as follows:

Balances		Applicable Exchange Rate (1)	Short-Term	Long-Term	Total

December 31, 2004:	Assets	11.146	$164	$-	$164
	Liabilities		47	669	716

December 31, 2003:	Assets	11.235	$80	$-	$80
	Liabilities		283	1,055	1,338

(1)	Mexican pesos per one US dollar.

Transactions	2004	2003	2002

Interest income	$9	$5	$3
Interest expense and commissions	163	184	28

	$154	$179	$25

As of February 11, 2005, the issue date of these consolidated financial statements, the exchange rate was 11.145 Mexican pesos per one US dollar, and the foreign currency position was similar to that as of December 31, 2004. At such date there have been no major variances in the exchange rates against the US dollar of the countries in which the Company operates.

Note 15 Labor Liabilities

The actuarial calculations for the pension and retirement plans and seniority premiums and the cost for the year ended December 31, 2004 were determined using the following long-term assumptions:

	Annual Discount Rate	Salary Increase	Return on Assets

Mexico	6.0%	2.0%	6.0%
Brazil	4.5%	1.5%	4.5%
Colombia	4.5%	1.5%	-	(1)
Costa Rica	4.5%	1.5%	4.5%
Nicaragua	4.5%	1.5%	-	(1)
Guatemala	4.5%	1.5%	-	(1)

Measurement date	November, 2004

(1)	Not applicable, as the benefits are not funded.

The bases for the determination of the long-term asset return rate is supported by a historical analysis of average returns in real terms of the last 30 years of the “Certificados de Tesorería del Gobierno Federal”(“CETES”) (Federal

Government Treasury Certificates) in Mexico (or its equivalent in other countries) and the expectations of long-term returns of the actual investments of the Company.

The operations in Panama, Venezuela and Argentina do not have any pension and retirement plans.

The balances of the liabilities and the trust assets, as well as the expenses for the year, are as follows:

		2004		2003

Pension and Retirement Plans:
Vested benefit obligation	Ps.	256	Ps.	263
Non-vested benefit obligation		453		438

Accumulated benefit obligation		709		701
Excess of projected benefit obligation over accumulated benefit
obligation		92		85

Projected benefit obligation		801		786
Pension plan funds at fair value		(229)		(230)

Unfunded projected benefit obligation		572		556
Unrecognized net transition obligation services		(13)		(15)
Unrecognized actuarial net gain		18		40

		577		581
Additional labor liability		11		8

Total	Ps.	588	Ps.	589

		2004		2003

Seniority Premiums:
Vested benefit obligation	Ps.	16	Ps.	11
Non-vested benefit obligation		32		31

Accumulated benefit obligation		48		42
Excess of projected benefit obligation over accumulated benefit
obligation		6		6

Projected benefit obligation		54		48
Unrecognized net transition obligation services		(2)		(2)
Unrecognized actuarial net loss		(22)		(7)

		30		39
Additional labor liability		27		15

Total	Ps.	57	Ps.	54

Total Labor Liabilities	Ps.	645	Ps.	643

		2004		2003		2002

Expense for the Period:
Pension and Retirement Plans:
Service cost	Ps.	35	Ps.	26	Ps.	11
Interest cost		20		13		4
Amortization of net actuarial gain		(1)		(3)		(2)

		54		36		13
Seniority Premiums:
Service cost		7		6		4
Interest cost		3		2		1
Amortization of unrecognized transition obligation		-		3		1

		10		11		6

	Ps.	64	Ps.	47	Ps.	19

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the year.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

		Pension and Retirement Plans		Seniority Premiums

2005	Ps.	32	Ps.	3
2006		33		3
2007		33		3
2008		33		4
2009-2014		199		29

The projected benefit obligation in some subsidiaries was less than the accumulated benefit obligation reduced by the amount of the plan assets at fair value, resulting in an additional labor liability, which was recorded as an intangible asset included in other assets (see Note 11) up to an amount of the unrecognized net transition obligation services and the difference was recorded as other comprehensive income.

The changes in the balance of the projected benefit obligation and pension plan funds are as follows:

Change in Projected Benefit Obligation		2004		2003

Pension and retirement plans
Initial balance	Ps.	786	Ps.	186
Panamco acquisition		-		567
Service cost		35		26
Interest cost		20		13
Actuarial gain		(28)		(1)
Benefits paid		(12)		(5)

Ending balance	Ps.	801	Ps.	786

		2004		2003

Seniority premium
Initial balance	Ps.	48	Ps.	24
Panamco acquisition		-		17
Service cost		7		6
Interest cost		3		2
Actuarial gain		(4)		(1)

Ending balance	Ps.	54	Ps.	48

Change in Pension Plan Funds		2004		2003

Pension and retirement plans
Initial balance	Ps.	230	Ps.	39
Panamco acquisition		-		185
Actual return on plan assets in real terms		17		17
Benefits paid		(18)		(11)

Ending balance	Ps.	229	Ps.	230

The trust assets consist of fixed and variable return financial instruments, valued at market.

The trust assets are invested as follows:

	2004	2003

Fixed Rate:
Traded securities	34%	16%
Bank instruments	11%	34%
Federal government instruments	30%	30%

Variable Rate:
Publicly-traded shares	25%	20%

	100%	100%

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

The amounts and types of securities of the Company and related parties included in plan assets are as follows:

		2004		2003

Capital:
FEMSA (FEMSA UBD)	Ps.	2	Ps.	1

Note 16 Bonus Program

The bonus program for executives is based on compliance with certain goals established annually by management, which include quantitative and qualitative objectives and special projects.

The quantitative objectives represent approximately 50% of the bonus and are based on the Economic Value Added (“EVA”) methodology. The EVA objectives for the executives at each entity are based on a combination of the EVA of the entity and EVA generated by the Company and FEMSA consolidated, at approximately 70% and 30%, respectively.

The qualitative objectives and special projects represent the remaining approximately 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.

In addition, the Company provides a share compensation plan to certain executives, consisting of an annual cash bonus to purchase shares under the following procedure, fifty percent of the annual executive bonus is used to purchase FEMSA shares or options and the remaining is to be used to purchase Coca-Cola FEMSA shares or options. The bonus is based on the executive’s responsibility in the organization, his business’ EVA result achieved, and his individual performance. Such shares are deposited in a trust, and the executives may access them one year after they are vested at a rate of 20% per year.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded in income from operations and are paid in cash the following year. During the twelve months ended December 31, 2004 and 2003, the bonus expense recorded in the income statement amounted to Ps. 238 and Ps. 194, respectively.

All shares held by the trusts are considered outstanding for earnings per share computations, and dividends on shares held by each trust are charged to retained earnings.

Note 17 Bank Loans and Notes Payable

Current bank loans and notes payable outstanding at December 31, 2004 and 2003 principally consist of revolving loans. In 2004 the current bank loans were denominated in Mexican pesos and in 2003 the loans were denominated both in Mexican pesos and US dollars. The weighted average annual interest rate as of December 31, 2004 for bank loans denominated in Mexican pesos was 7.59% and as of December 31, 2003 for bank loans denominated in Mexican pesos and US dollars was 6.25% and 6.24%, respectively.

The following table presents the Company’s long-term bank loans and notes payable, as well as their weighted average rates and derivative instruments:

	Interest Rate (1)		2004	Interest Rate (1)		2003

Fixed interest rate:

US dollars:
Yankee Bond	7.93%	Ps.	5,603	7.92%	Ps.	5,985
Private Placement	2.83%		557	9.40%		1,182

Mexican pesos:
Notes	10.23%		1,500	10.23%		1,578
Units of Investment
(UDI’s)	8.65%		1,436	8.65%		1,491

Variable interest rate:

US dollars:
Bank Loans	2.89%		1,282	2.40%		5,971
Capital leases	10.07%		24	9.44%		34

Mexican pesos:
Notes	9.39%		8,500	6.09%		8,941
Bank Loans	9.39%		5,200	6.83%		2,884

Colombian pesos:
Notes	10.10%		678	10.34%		711

			24,780			28,777
Current maturities of long-
term debt			(3,064)			(1,321)

Long-term bank loans and notes payable		Ps.	21,716		Ps.	27,456

Derivative Instruments		2004		2003

Cross currency and interest rate swaps:
Bank loans from U.S. dollars to Mexican pesos		1,560	-	-
Interest pay rate	10.0%
Interest receive rate	2.9%		-

Interest rate swaps:

U.S. dollars Variable to Fixed

Bank loans		-		5,850
Interest pay rate	-		3.7%
Interest receive rate	-		2.0%

Mexican Pesos Variable to Fixed

Bank loans		4,650		-
Interest pay rate	10.0%		-
Interest receive rate	9.4%		-

Notes		5,750		3,945
Interest pay rate	8.8%		9.0%
Interest receive rate	9.3%		6.9%

Maturities of long-term bank loans and notes payable as of December 31, 2004 are as follows:

Current maturities of long-term debt	Ps.	3,064
2006		3,883
2007		2,167
2008		3,752
2009		4,329
2010 and thereafter		7,585

	Ps.	24,780

The Company and some of its subsidiaries have financing from various institutions, with different restrictions and covenants, which mainly consist of maximum levels of leverage and capitalization, as well as minimum consolidated net worth and debt and interest coverage ratios. As of December 31, 2004, the Company was in compliance with all restrictions and covenants established in these financing agreements.

As of December 31, 2004 and 2003, the Company had restricted cash of approximately Ps. 168 (denominated in Venezuelan bolivars) which was pledged as collateral of accounts payable to suppliers, and $53 (denominated in US dollars), which was pledged as collateral for some of its short-term liabilities in Venezuela, respectively.

As of December 31, 2004, the Company had approved and available US dollar-denominated lines of credit totaling approximately Ps. 2,787 and Ps. 557, uncommited and committed, respectively,. Additionally, in December 2003, the Company finalized a loan agreement with The Coca-Cola Company that permits it to borrow, upon the satisfaction of certain conditions, up to Ps. 2,787 prior to December 20, 2006 for funding working capital needs and for other general corporate purposes.

Note 18 Fair Value of Financial Instruments

a) Long-term Debt:
The fair value of long-term bank loans and syndicated loans is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar remaining maturities. The fair value of long-term debt is based on quoted market prices.

		2004		2003

Carrying value	Ps.	24,780	Ps.	28,777
Fair value		28,109		29,526

b) Equity Forward Contract:
As mentioned in Note 9, during 2002 a subsidiary of the Company entered into an equity forward sale contract covering 92% of the Molson shares received from the sale of Kaiser, with a notional amount of approximately Ps. 214 that was renewed in March and June of 2004 that was finally settled on September 18, 2004. The loss recorded on this instrument was Ps. 78 in 2003, which resulted from the difference between the strike price of the forward contract and the market value of the shares. As of December 31, 2004, the remaining investment in Molson shares was recorded at its market value. The net effect in income in 2004 resulting from the settlement of the forward contract and the underlying Molson shares, was a gain of Ps. 19.

c) Interest Rate Swaps:

The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. Additionally, the Company sold some put options as a complement to the swap agreements, for which a premium was received. The net effect for the year ended December 31, 2004 and 2003 was recorded in the income statement and amounted to Ps. 12 and Ps. 33, respectively.

The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date.

At December 31, 2004, the Company has the following outstanding agreements:

Maturity Date		Notional Amount		Fair Value

April 2007	Ps.	2,000	Ps.	55
August 2007		1,750		(13)
September 2007		500		(1)
April 2008		1,250		25
July 2008		2,500		74
April 2010		750		6
March 2011		1,650		27

d) Forward Agreements to Purchase-Sell US Dollars:
At December 31, 2004 and 2003, the Company does not have any forward agreements to hedge its operations denominated in US dollars.

e) Commodity Price Contracts:
During 2003 and 2002 the Company entered into various derivative contracts maturing in 2004 and 2003 to hedge the cost of aluminum and carbonated gas. The result of the commodity price contracts was a gain of Ps. 3 as of December 31, 2004 and 2003, which is recorded in the results of operations of the year. The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date.

During 2004 the Company entered into various derivative contracts, maturing in 2004 and 2005 to hedge the cost of sugar with a notional value of Ps. 6. The result of the commodity price contract was immaterial.

f) Cross Currency Swap Contracts:
As of December 31, 2004 the Company had outstanding Cross Currency Swaps (“CCS”), through which the Company exchanged the originally contracted interest rates and currencies on notional amounts of $ 140 related to long-term debt. During the life of the contracts, the cash flows originated by the exchange of the interest rates under the CCS match those of the underlying debt with respect to interest payments dates and conditions. As of December 31, 2004 the fair value of these instruments was Ps. 1, and the net effect for the period ended December 31, 2004 recorded in the interest expense amounted to Ps. 4. All these CCS were settled in January 2005.

Note 19 Minority Interest in Consolidated Subsidiaries

		2004		2003

Mexico	Ps.	626	Ps.	155
Central America		3		3
Colombia		16		16
Brazil		64		-

	Ps.	709	Ps.	174

On June 8, 2004, Winsa Company LLP, a third party company acquired a 16.89% voting equity interest in Coca-Cola FEMSA’s Brazilian operation through capital contribution of Ps. 590.

Note 20 Stockholders' Equity

As of December 31, 2004, the capital stock of the Company was comprised of 1,846,530 thousand common shares without par value and with no foreign ownership restrictions. Fixed capital amounted to Ps. 821 (nominal value) and variable capital may not exceed 10 times the minimum fixed capital.

The characteristics of the common shares are as follows:

  Series “A” and series “D” are ordinary, have unlimited voting rights, are subject to transfer restrictions, and at all times must represent a minimum of 76% of subscribed capital stock.

  Series “A” shares may only be acquired by Mexican individuals and may not represent less than 51% of the ordinary shares.

  Series “D” shares have no foreign ownership restrictions and cannot exceed 49% of the ordinary shares.

  Series “L” shares have no foreign ownership restrictions and have limited voting and other corporate rights.

In addition, 98,684 thousand series “L” shares have been authorized and issued but not subscribed.

As of December 31, 2004, Coca-Cola FEMSA’s capital stock is comprised as follows:

Series	Thousands

A	844,078
D	731,546
L	270,906

Total	1,846,530

The restatement of stockholders’ equity for inflation is allocated to each of the various stockholders’ equity accounts, as follows:

		Historical Cost		Restatement		Restated Value

Capital stock	Ps.	821	Ps.	1,972	Ps.	2,793
Additional paid-in capital		9,706		2,248		11,954
Retained earnings from prior years		8,431		3,588		12,019
Majority net income for the year		5,261		143		5,404

During August 2004, the Company conducted a rights offering to allow existing holders of the Series L Shares to acquire newly-issued Series L Shares. The purpose of the rights offering was to permit holders of Series L Shares, to subscribe on a proportionate basis at the same price per share at which FEMSA and The Coca-Cola Company subscribed in connection with the Panamco acquisition. The rights offering expired on September 1, 2004. The increase in capital stock and additional paid in capital, net of the related expenses, was Ps. 3, representatives of 156 thousand Series L Shares.

At an ordinary stockholders’ meeting held on March 9, 2004, the stockholders approved:

  Dividends in the amount of 0.282 Mexican pesos per share (nominal value) were subsequently paid in May 2004.
  A maximum of Ps. 400 (nominal value) for a stock repurchase program.
  An increase to the legal reserve in the amount of Ps. 37.

At a stockholders’ meeting held on December 20, 2002, the stockholders approved that the agreements reached in such meeting be deemed legal on the dates required to complete the Panamco acquisition, the most significant of which were an increase in capital stock and additional paid-in capital of Ps. 10,330 to be contributed by FEMSA and The Coca-Cola Company.

At an ordinary stockholders’ meeting held on March 11, 2002, the stockholders approved:

  Dividends in the amount of 0.3937 Mexican pesos per share (nominal value) that were subsequently paid in May 2002.
  A maximum of Ps. 400 (nominal value) for a stock repurchase program.

The net income of the Company is not subject to the legal requirement that 5% thereof be transferred to a legal reserve, since such reserve equals 20% of capital stock. This reserve may not be distributed to stockholders during the existence of the Company, except as stock dividends. As of December 31, 2004, the legal reserve for Coca-Cola FEMSA amounted to Ps. 164 (nominal value).

Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. In 2004, the income tax rate was 33%; it will decrease to 30% in 2005, and subsequently one percentage point each year, until reaching 28% in 2007. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect, except for the restated stockholder contributions and distributions made from taxable income, denominated “Cuenta de Utilidad Fiscal Neta ” (“CUFIN”), or from reinvested taxable income, denominated “Cuenta de Utilidad Fiscal Neta Reinvertida” (“CUFINRE”)

Dividends paid in excess of CUFIN and CUFINRE will be subject to income taxes at a grossed-up rate based on the current statutory rate. Beginning in 2003, this tax may be credited against the income tax of the year in which the dividends are paid and in the following two years against the income tax and estimated tax payments.

As of December 31, 2004, the balances of CUFIN and CUFINRE amounted to Ps. 3,093 and Ps. 2,117, respectively.

Note 21 Net Majority Income per Share

This represents the net majority income corresponding to each share of the Company’s capital stock, computed on the basis of the weighted average number of shares outstanding during the year.

Note 22 Tax System

a) Income Tax:
Income tax is computed on taxable income, which differs from accounting income principally due to the treatment of the integral cost of financing, the cost of labor liabilities, depreciation and other accounting provisions. In the case of Mexico, it also differs because purchases are deductible instead of cost of sales. The tax loss of any year may be carried forward and could be applied against taxable income as indicated below.

The income tax rates applicable in the countries where the Company operates and the period in which tax loss carryforwards may be applied are as follows:

	Mexico	Guatemala	Nicaragua	Costa Rica	Panama	Colombia	Venezuela	Brazil	Argentina

Statutory
tax rate	33.0%	31.0%	30.0%	30.0%	30.0%	38.5%	34.0%	34.0%	35.0%
Tax loss
carryforward	10	(a)	3	3	5	(b)	3	(c)	5
expiration

(a)	In Guatemala tax loss carryforwards may only be applied by companies of recent creation (not applicable to the Company).
(b)	Colombian tax losses generated before December 31, 2002 may be carried forward for a period of five years, and tax losses generated after January 1, 2003 may be carried forward for a period of eight years, but limited to 25% of the taxable income of each year.
(c)	In Brazil tax loss carryforwards do not expire and may be carried forward indefinitely. Utilization of tax carryforwards in any year, however, is limited to 30% of the taxable income generated in such year.

In Mexico, the income tax rate was 33% in 2004 and 34% in 2003. On December 1, 2004, certain amendments to the income tax law were enacted and are effective as of 2005. The primary amendments were as follows: (a) the income tax rate was reduced to 30% in 2005, 29% in 2006, and 28% as of 2007 and thereafter; (b) for income tax purposes, cost of sales will be deducted instead of inventory purchases and related conversion costs; (c) in 2005, an option was established to amortize inventories on hand at December 31, 2004 into taxable income over a period from 4 to 12 years determined in conformity with the respective tax rules, which include deducting any previous tax basis of inventories and any unamortized tax loss carryforwards and such inventories may be deducted as sold; (d) as of 2006, paid employee statutory profit sharing will be fully deductible for tax purposes.

b) Tax on Assets:
The operations in Mexico, Guatemala, Nicaragua, Colombia, Venezuela and Argentina are subject to a tax on assets.

The Mexican tax on assets is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds the income tax payable for the same period; any required payment of tax on assets is creditable against the excess of the income tax over the tax on assets of the following 10 years. On December 1, 2004, certain amendments to the tax on assets laws were published and are effective as of 2005. The primary amendment was the inclusion of bank liabilities and liabilities with foreign entities in the determination of the tax on assets taxable base.

In Guatemala until December 31, 2003 there was an alternative minimum tax (“IEMA”) equivalent to the lower of 2.25% of the prior years revenues or 3.5% of total assets as of the beginning of the year, which was paid only to the extent that it exceeded the income taxes of the year. If in any year a payment of IEMA was required, this amount was credited against the excess of income taxes over the IEMA of the following year. Such alternative minimum tax was declared unconstitutional on February 2, 2004.

On July 1, 2004, the tax reforms were approved and published by the Congress of the Republic of Guatemala through Decree 18-04 Reforms to the Income Tax and Decree 19-04 the Law of the Extraordinary and Temporary Tax of Support to the Peace Accords (Impuesto Extraordinario y Temporal de Apoyo a los Acuerdos de Paz - IETAAP). The main effects of said decrees were the following:

The effect of a new IETAAP tax, which will be calculated on 2.5% of either of the following two bases: (a) one fourth of the net assets or (b) one fourth of the gross income. In the event assets are more than four times gross income, the tax will be paid on the income basis. This tax may be credited against income tax during the following three calendar years. The rate of this tax gradually decreases; it will be 1.25% from January 2005 to June 2006 and 1% from July 2006 to December 2007. During the year 2004, the rate will be reduced by 50% if the tax is paid in a month before its due date (September and December 2004).

Implementation of a new general income tax regimen under which companies will pay 5% on their monthly taxable income as a definitive payment. The companies subject to this regimen are not subject to IETAAP. Additionally, there exists an optional regimen of 31% on taxable income. The operation in Guatemala selected the optional regimen of 31%.

In Nicaragua the tax on assets results from applying a 1% rate to total tax assets as of the end of the year, and it is paid only to the extent that it exceeds the income taxes of the year. If in any year a tax on assets payment is required, this tax is definitive and may not be credited in future years.

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

In Venezuela the tax on assets results from applying a 1% rate to the net average amount of nonmonetary assets adjusted for inflation and monetary assets adjusted for inflation. The tax on assets is paid only to the extent that it exceeds the income tax of the year. If in any year a tax on assets payment is required, this amount may be credited against the excess of income taxes over the tax on assets in the following three years.

The tax laws in Argentina established a Tax on Minimum Presumptive Income (“TMPI”) that results from applying a rate of 1% to certain productive assets, and it is paid only to the extent that it exceeds the income taxes of the year. If in any year a payment is required, this amount may be credited against the excess of income taxes over the TMPI in the following 10 years.

c) Employee Profit Sharing:
Employee profit sharing is applicable to Mexico and Venezuela. In Mexico employee profit sharing is computed at the rate of 10% of the individual taxable income, except that depreciation of historical, rather than restated values is used, foreign exchange gains and losses are not included until the asset is disposed of or the liability is due, and the other effects of inflation are also excluded. In Venezuela employee profit sharing is equivalent to 15% of after tax earnings.

d) Deferred Income Taxes and Employee Profit Sharing:
The temporary differences that generated deferred income tax liabilities (assets) are as follows:

Deferred Income Taxes		2004		2003

Inventories	Ps.	296	Ps.	370
Property, plant and equipment[1]		1,525		1,554
Investments in shares		9		25
Other assets		(316)		123
Pension plan and seniority premiums		(81)		(95)
Tax loss carryforwards		(758)		(786)
Reserves		(648)		(926)

	Ps.	27	Ps.	265

The net balances shown above are comprised as follows:

		2004		2003

Deferred tax assets	Ps.	1,353	Ps.	1,355
Deferred tax liabilities		1,380		1,620

Net liability	Ps.	27	Ps.	265

Most of the deferred tax assets arise from tax loss carryforwards and some contingency reserves (mainly in Colombia, Venezuela and Brazil).

The changes in the balance of the deferred income taxes for the year are as follows:

		2004		2003

Balance at beginning of the period	Ps.	265	Ps.	860
Balance from Panamco acquisition		-		(1,102)
______________________
1 Incluyes returnable bottles and cases.

Provision for the period		(78)		538
Change in the statutory income tax rates		(172)		(40)
Result of holding nonmonetary assets		12		9

Balance at end of the period	Ps.	27	Ps.	265

At December 31, 2004, there are no significant non-recurring temporary differences between the accounting income for the year and the bases for employee profit sharing. As a result the Company did not record a provision for deferred Mexican employee profit sharing.

e)	Income Taxes, Tax on Assets and Employee Profit Sharing Provisions:

		2004		2003		2002

Current income tax and tax on assets	Ps.	2,363	Ps.	1,045	Ps.	1,787
Non-recurring gain on tax lawsuits		(1,311)		-		-
Deferred income taxes		(250)		498		81
Employee profit sharing		261		233		144

	Ps.	1,063	Ps.	1,776	Ps.	2,012

A reconciliation of the Mexican statutory income tax rate to the consolidated effective tax rate is as follows:

	2004	2003	2002

Mexican statutory income tax rate	33.00%	34.00%	35.00%
Gain from monetary position	(7.65)	(6.26)	(3.06)
Inflationary component	7.28	6.16	0.58
Non-deductible expenses and other	2.33	3.18	0.95
Income taxed at other than Mexican
statutory rate	0.25	(0.83)	1.91
Changes in statutory rates	(2.65)	-	-
Intangible amortization and impairment	-	-	3.44

Consolidated effective tax rate	32.56%	36.25%	38.82%

f) Tax Loss Carryforwards and Recoverable Tax on Assets:
As of December 31, 2004, the subsidiaries in Mexico, Venezuela, Panama, Colombia and Brazil have tax loss carryforwards and/or recoverable tax on assets.

The expiration dates of such amounts are as follows:

	Tax Loss		Recoverable Tax
Year	Carryforwards		on Assets

2005	Ps.	353	Ps.	33
2006		10		21
2007		10		23
2008		15		-
2009 and thereafter		3,053		-

	Ps.	3,441	Ps.	77

Due to the uncertainty of the realization of certain tax loss carryforwards and recoverable tax on assets, as of December 31, 2004 a valuation allowance has been provided for Ps. 1,237 of the carryforward.

		2004		2003		2002

Initial balance	Ps.	1,464	Ps.	-	Ps.	-
Acquisition of Panamco		-		1,464		-
Provision for the period		373		-		-
Cancellation of provision		(600)		-		-

Ending balance	Ps.	1,237	Ps.	1,464	Ps.	-

Note 23 Contingencies and Commitments

a) Settled Lawsuits:

During 2002 and 2003, certain Mexican subsidiaries of the Company initiated appeals related to the Impuesto Especial sobre Producción y Servicios (“IEPS”) (“Special Tax on Products and Services”) applicable to inventories produced with high fructose content. Additionally, during 2003, such subsidiaries included in their appeals the IEPS applicable to all carbonated soft drinks produced with non-sugar sweeteners. In November 2003, such subsidiaries obtained a final favorable decision not subject to appeal from a Mexican federal court for the 2002 appeal and in June 2004 for the 2003 appeal. Based on the favorable resolutions, the Company recorded a receivable for refundable taxes of Ps. 236.

In May 2004, the Company obtained a favorable final ruling not subject to appeal from a Mexican Federal Court allowing it to deduct a tax loss carryforward arising from a sale of shares during 2002, in the amount of Ps.1,311 which is included in the income statement (see Note 22 e).

In April 2004, the Mexican Supreme Court of Justice issued a ruling with respect to rules previously issued by the Mexican Ministry of Finance regarding tax deduction of certain assets in the beverage industry, such as refrigerators. This ruling requires these assets to be treated as fixed assets with finite useful lives. The Company previously considered refrigerators as an expense for tax purposes. This change of criteria had no effect on net income, since the difference between the book and tax basis of the refrigerators was recorded as a deferred income tax liability in prior years. Payments resulted in a charge to income in 2004 in the amount of Ps. 139.

b) Unsettled Lawsuits:

The Company has various loss contingencies, and reserves have been recorded in those cases where the Company believes an unfavorable resolution is probable. Most of these loss contingencies have been recorded as an increase of the intangible assets recorded as a result of the Panamco acquisitions. The following table presents the nature and amount of the loss contingencies as of December 31, 2004:

		Short–Term		Long – Term		Total

Tax	Ps.	97	Ps.	1,144	Ps.	1,241
Legal		-		163		163
Labor		60		219		279

Total	Ps.	157	Ps.	1,526	Ps.	1,683

In March 2003, the Mexican Antitrust Commission started an investigation involving The Coca-Cola Company, Coca-Cola FEMSA and certain other Coca-Cola bottlers due to complaints filed by some retailers and other bottlers. In August 2004, as a result of the investigation, the Mexican Antitrust Commission issued several Oficios de Presunta Responsabilidad (statement of charges) asserting that the Company and its Mexican operating subsidiaries, as well as other bottlers, engaged in monopolistic practices and requested additional information on two occasions. Following the second round of requests, the Company and its operating companies initiating amparo proceedings asserting the illegality of these requests, which are currently under review. The Company cannot give any assurances that any action taken as a result of this investigation will not negatively affect it in the future.

In September 2004, the Company’s Costa Rican subsidiary, received notice of certain tax claims asserted by the Costa Rican tax authorities to pay taxes on sales of carbonated soft drinks from April 2002 through July 2003. These claims currently total approximately $ 12. In previous years, the Company’s Costa Rican subsidiary had been required to pay similar taxes, however, due to the favorable final decisions on the appeals that the Company filed, it was not required to pay these taxes. Legal actions have been initiated against the current assessment by the Costa Rican tax authorities and are currently under review. The Company believes this assessment is without merit

In 2002, a competing bottler filed a lawsuit against the Company’s Panamanian subsidiary for approximately $ 98, alleging the use of monopolistic practices. The parties have agreed to discontinue the lawsuit without requiring any change in the Company’s agreements.

In 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern District of Florida against the certain Colombian subsidiaries and The Coca-Cola Company. In the complaint, the plaintiffs alleged that the subsidiaries engaged in wrongful acts against the labor union and its members in Colombia for the amount of $ 500. The Company has filed a motion to dismiss the complaint and believes the resolution of this matter will not have a material adverse effect on its consolidated financial position or results of operations.

In 1999, certain Venezuelan subsidiaries received notice of certain tax claims asserted by the Venezuelan taxing authorities. These claims currently total approximately $ 17. The Company has certain indemnification rights from the original owner and therefore does not believe that the ultimate disposition of these cases will have a material adverse effect on its financial position or results of operations.

A Venezuelan subsidiary has been the subject of lawsuits filed by former distributors for a total amount of approximately $ 21. The Company believes, based on decisions rendered by the Supreme Court in similar cases, and an analysis of each case, that these claims have no merit.

Private parties have filed several claims before the Brazilian Ministry of Law and Economics that allege anticompetitive practices by Brazilian subsidiaries. The Company believes that these claims have no merit.

According to Brazilian practices, the Company has been requested to secure tax contingencies currently in litigation by pledging fixed assets of Ps. 253 and contracting bonds backed by lines of credit in the amount of Ps. 337 (denominated in Brazilian currency) in favor of the tax authorities.

Other legal proceedings are pending against or involve the Company and its subsidiaries, which do not affect the conduct of their businesses. The Company believes that the ultimate disposition of such other legal proceedings will not have a material adverse effect on its consolidated financial position or result of operations.

c) Commitments:
As of December 31, 2004 the Company has operating and capital leases commitments, mainly for computers and distribution equipment and office buildings, as follows:

						2010 and
	2005	2006	2007	2008	20009	thereafter	Total

U.S. dollars	51	46	30	22	21	14	184
Mexican pesos	96	97	99	69	41	42	444
Guatemalan quetzals	9	1	1	-	-	-	11
Nicaraguan cordobas	4	2	3	3	-	-	12
Colombian pesos	8	4	-	-	-	-	12
Brazilian reals	43	46	48	51	127	-	315

Rental expense for all operating leases charged against earnings amounted to approximately Ps. 298, Ps. 162 and Ps. 49 for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 24 Information by Segment

Relevant information concerning the subsidiaries of Coca-Cola FEMSA, divided by geographic areas, is as follows:

Total Revenues		2004		2003		2002

Mexico	Ps.	26,658	Ps.	24,904	Ps.	17,718
Central America(1)		3,459		2,277		-
Colombia		4,066		2,773		-
Venezuela		4,776		2,884		-
Brazil		5,137		3,182		-
Argentina		2,451		2,101		1,868
Consolidation adjustments		(48)		-		-

	Ps.	46,499	Ps.	38,121	Ps.	19,586

Income from Operations		2004		2003		2002

Mexico	Ps.	5,519	Ps.	5,775	Ps.	4,835
Central America(1)		419		217		-
Colombia		433		312		-
Venezuela		375		264		-
Brazil		458		169		-
Argentina		383		221		31
Consolidation adjustments		109		141		-

	Ps.	7,696	Ps.	7,099	Ps.	4,866

Depreciation(2)		2004		2003		2002

Mexico	Ps.	839	Ps.	763	Ps.	643
Central America(1)		160		107		-
Colombia		268		169		-
Venezuela		199		121		-
Brazil		82		49		-
Argentina		110		128		166

	Ps.	1,658	Ps.	1,337	Ps.	809

Amortization		2004		2003		2002

Mexico	Ps.	231	Ps.	441	Ps.	269
Central America(1)		44		175		-
Colombia		42		132		-
Venezuela		(105)		33		-
Brazil		125		(100)		-
Argentina		1		85		37

	Ps.	338	Ps.	766	Ps.	306

Other Non-Cash Charges (3)		2004		2003		2002

Mexico	Ps.	39	Ps.	29	Ps.	19
Central America(1)		11		11		-
Colombia		8		6		-
Venezuela		-		-		-
Brazil		6		1		-
Argentina		-		-		-

	Ps.	64	Ps.	47	Ps.	19

(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes breakage of returnable bottles and cases.
(3)	Includes the cost for the year relative to labor liabilities (see Note 15).

Interest Expense		2004		2003		2002

Mexico	Ps.	2,391	Ps.	1,570	Ps.	361
Central America(1)		18		13		-
Colombia		95		55		-
Venezuela		75		12		-
Brazil		72		18		-
Argentina		35		33		5
Consolidation adjustments		(155)		(76)		-

	Ps.	2,531	Ps.	1,625	Ps.	366

Interest Income		2004		2003		2002

Mexico	Ps.	181	Ps.	202	Ps.	270
Central America(1)		15		9		-
Colombia		108		72		-
Venezuela		14		3		-
Brazil		96		39		-
Argentina		10		3		7
Consolidation adjustments		(158)		(77)		-

	Ps.	266	Ps.	251	Ps.	277

Income Tax and Tax on Assets		2004		2003		2002

Mexico	Ps.	451	Ps.	1,103	Ps.	1,890
Central America(1)		84		63		-
Colombia		129		214		-
Venezuela		(109)		39		-
Brazil		146		37		-
Argentina		109		71		(22)
Consolidation adjustments		(8)		16		-

	Ps.	802	Ps.	1,543	Ps.	1,868

Capital Expenditures (4)		2004		2003		2002

Mexico	Ps.	1,102	Ps.	1,505	Ps.	1,397
Central America(1)		164		152		-
Colombia		120		1		-
Venezuela		240		51		-
Brazil		250		190		-
Argentina		53		108		84

	Ps.	1,929	Ps.	2,007	Ps.	1,481

(1)	Includes Guatemala, Nicaragua, Costa Rica, and Panama.
(4)	Includes investments in property, plant and equipment and other assets, and excludes investment in shares.

Long-term Assets		2004		2003

Mexico	Ps.	49,125	Ps.	47,969
Central America(1)		4,916		5,111
Colombia		6,003		5,765
Venezuela		3,544		3,264
Brazil		4,693		4,859
Argentina		1,185		1,272
Consolidation adjustments		(11,450)		(10,291)

	Ps.	58,016	Ps.	57,949

Total Assets		2004		2003

Mexico	Ps.	54,390	Ps.	54,896
Central America(1)		5,972		5,913
Colombia		8,136		7,933
Venezuela		4,393		4,093
Brazil		6,068		6,084
Argentina		1,893		1,677
Consolidation adjustments		(13,786)		(13,928)

	Ps.	67,066	Ps.	66,668

(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.

Note 25 Differences Between Mexican GAAP and US GAAP

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

a) Restatement of Prior Year Financial Statements:

As explained in Note 5 a), in accordance with Mexican GAAP, the financial statements for Mexican subsidiaries for prior years were restated using Mexican inflation factors, and for foreign subsidiaries and affiliated companies for prior years were restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located, then translated to Mexican pesos at the year-end exchange rate.

Under US GAAP, the Company applies the regulations of the Securities and Exchange Commission of the United States of America (“SEC”), which require that prior year financial statements be restated in constant units of the reporting currency, in this case the Mexican peso, which requires the restatement of such prior year amounts using Mexican inflation factors.

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

  The impairment of goodwill and other long-lived assets, the gain or loss on the disposition of fixed assets and employee profit sharing must be included in operating expenses under US GAAP.

  As explained in Note 5 l), under Mexican GAAP the severance payments resulting from the Company’s reduction of personnel, as a result of the restructuring of certain areas are included in other expenses. Under US GAAP these payments are classified as cost of sales and operating expenses.

c) Deferred Promotional Expenses:

As explained in Note 5 d), for Mexican GAAP purposes, the promotional costs related to the launching of new products or presentations are recorded as prepaid expenses. For US GAAP purposes, such promotional costs are expensed as incurred.

d) Intangible Assets:
As mentioned in Note 5 i), under Mexican GAAP until January 1, 2003 all intangible assets were amortized over a period of no more than 20 years. Effective January 1, 2003 revised Bulletin C-8, “Activos Intangibles” (Intangible Assets) (“C-8”), went into effect and recognizes that certain intangible assets have indefinite lives and should not be amortized. Under US GAAP, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, effective January 1, 2002, goodwill and indefinite-lived intangible assets are also no longer subject to amortization but rather are subject to periodic assessment for impairment. Accordingly, amortization of indefinite-lived intangible assets was discontinued in 2002 for US GAAP and in 2003 for Mexican GAAP.

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

f) Capitalization of the Integral Cost of Financing:
Under Mexican GAAP, the capitalization of the integral cost of financing (interest, foreign exchange and monetary position) generated by loan agreements obtained to finance investment projects is optional, and the Company has elected not to capitalize the integral cost of financing.

In accordance with US GAAP, if interest is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets. Accordingly, a reconciling item for the capitalization of a portion of the integral cost of financing is included in the US GAAP reconciliation of net income and stockholders’ equity. If the borrowings are denominated in US dollars, the weighted-average interest rate on all such outstanding debt is applied to the balance of construction-in-progress to determine the amount to be capitalized. If the borrowings are denominated in Mexican pesos, the amount of interest to be capitalized as noted above is reduced by the gain on monetary position associated with the debt.

g) Financial Instruments:

In accordance with Mexican GAAP, as mentioned in Note 5 q), the Company values and records all derivative instruments and hedging activities according to Bulletin C-2, “Instrumentos Financieros” (Financial Instruments).

Under US GAAP, the Company values and records all derivative instruments and hedging activities according to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the fair value of the derivative instrument be recognized in the net income of the year; or other comprehensive income, if the instruments represent effective cash flow hedges that qualify for hedge accounting.

Under Mexican GAAP, the derivative contracts for aluminum prices, carbonic gas and sugar, as well as equity forward contracted by the Company (see Note 18), have been designated as hedges and accordingly valued using the same valuation criteria applied to the underlying asset or liability, which are recognized in the income statement when the consumption or payment takes place. However, under US GAAP, these agreements must be adjusted to their market value, recognizing the corresponding asset or liability. Since the hedging relationship required by US GAAP has not been documented, a reconciling item has been included in the US GAAP reconciliation to adjust earnings for this difference in accounting criteria.

Certain of the lease contracts are denominated in US Dollars. Under US GAAP such contracts qualify as foreign exchange embedded derivative contracts. Accordingly, a reconciling item has been included in the US GAAP reconciliation to adjust other comprehensive income for this difference in accounting criteria.

h) Deferred Income Taxes and Employee Profit Sharing:
The Company follows SFAS No. 109, “Accounting for Income Taxes”, for US GAAP purposes, which differs from Mexican GAAP as follows:

  Under Mexican GAAP, deferred taxes are classified as non-current, while under US GAAP are based on the classification of the related asset or liability.

  Under Mexican GAAP, the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result on monetary position. Under US GAAP, the deferred tax balance is classified as a nonmonetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain (loss) on monetary position and deferred income tax provision.

  Under Mexican GAAP, deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to turn around within a defined period, while under US GAAP, the same liability method as used for deferred income taxes is applied. Since as of 2006 employee statutory profit sharing paid will be fully deductible (see Note 22 a), under US GAAP a deferred tax asset has been recorded for the future benefit of such deduction.

  The differences in prepaid expenses, restatement of imported machinery and equipment, capitalization of financing costs, financial instruments and pension plan mentioned in Note 25 c), e), f), g) and i) generate a difference when calculating the deferred income tax under US GAAP compared to that presented under Mexican GAAP (see Note 22 d).

As explained in Note 22 a) beginning in 2005, employee profit sharing will be deductible for income tax purposes in Mexico. This new deduction will reduce the payments of income tax in subsequent years. Accordingly, in 2004 the Company recorded a reduction in deferred income tax liability in the amount of Ps 129.

Reconciliation of Deferred Income Taxes		2004		2003

Deferred income taxes under Mexican GAAP	Ps.	27	Ps.	265
US GAAP adjustments:
Deferred promotional expenses		(15)		(38)

Restatement of imported machinery and plant and equipment, net		41		(8)
Financial instruments		42		(35)
Deferred employee profit sharing		(129)		-
Pension and retirement plans		1		2

Total adjustments		(60)		(79)
Restatement of prior year financial statements		-		131

Deferred income taxes under US GAAP	Ps.	(33)	Ps.	317

The changes in the balance of the deferred income taxes for the years under US GAAP are as follows:

		2004		2003

Balance at the beginning of the year	Ps.	317	Ps.	976
Provision for the year		(466)		356
Other comprehensive income		73		(34)
Panamco acquisition effect		-		(983)
Inflation adjustments		43		2

Balance at the end of the year	Ps.	(33)	Ps.	317

Reconciliation of Deferred Employee Profit Sharing		2004		2003

Deferred employee profit sharing under Mexican GAAP	Ps.	-	Ps.	-
US GAAP adjustments:
Inventories		100		112
Property, plant and equipment, net		454		459
Other assets		(8)		50
Pension and retirement plans		(31)		(28)
Other reserves		(53)		(76)

Total adjustments		462		517

Deferred employee profit sharing under US GAAP	Ps.	462	Ps.	517

The changes in the balance of the deferred employee profit sharing for the years under US GAAP are as follows:

		2004		2003

Balance at the beginning of the year	Ps.	517	Ps.	443
Provision for the year		(54)		38
Panamco acquisition effect		-		38
Inflation adjustment		(1)		(2)

Balance at the end of the year	Ps.	462	Ps.	517

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

The required disclosures under SFAS No. 87 are as follows:

Net Pension Cost		2004		2003		2002

Service cost	Ps.	36	Ps.	23	Ps.	11
Interest cost		42		24		7
Actual return on plan assets		(20)		(8)		(3)
Amortization of prior services cost and actuarial changes		-		(1)		(1)

Net pension cost under US GAAP		58		38		14
Net pension cost recorded under Mexican GAAP		(54)		(36)		(13)

Additional expense (income) that must be
recognized under US GAAP	Ps.	4	Ps.	2	Ps.	1

Pension Liability		2004		2003

Projected benefit obligation	Ps.	801	Ps.	739
Pension plan funds at fair value		(229)		(216)

Unfunded projected benefit obligation		572		523
Unrecognized net transition obligation		(14)		(10)
Unrecognized net gain		25		37

Total unfunded accrued pension liability under US GAAP		583		550
Total unfunded accrued pension liability under Mexican GAAP		(588)		(589)
Restatement of prior year financial statements (Note 25a)		-		34

Liability that must be canceled under US GAAP	Ps.	(5)	Ps.	(5)

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

l) Summarized Consolidated Financial Information under US GAAP:

Consolidated Balance Sheets	2004	2003

ASSETS
Current Assets:
Cash and cash equivalents	Ps.	3,603	Ps.	2,928
Accounts receivable		2,104		1,908
Inventories		2,442		2,147
Recoverable taxes		723		1,145
Deferred tax assets		724		1,285
Prepaid expenses		126		248

Total Current Assets		9,722		9,661
Property, plant and equipment, net		18,810		18,675
Investments in shares		418		495
Deferred tax assets		1,223		547
Other assets, net		1,597		1,449
Intangible assets, net		36,155		35,512

TOTAL ASSETS	Ps.	67,925	Ps.	66,339

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank loans	Ps.	208	Ps.	1,743
Current maturities of long-term debt		3,064		1,310
Interest payable		314		395
Suppliers		4,144		3,552
Deferred tax liabilities		296		371
Accrued taxes		1,322		1,078
Accrued expenses and other liabilities		1,635		1,812

Total Current Liabilities		10,983		10,261

Long-term Liabilities:
Bank loans and notes payable		21,716		27,393
Pension plan and seniority premiums		640		605
Deferred tax liabilities		1,618		1,778
Other liabilities		2,991		2,935

Total Long-Term Liabilities		26,965		32,711

Total Liabilities		37,948		42,972

Minority interest in consolidated subsidiaries		709		174
Stockholders’ equity		29,268		23,193

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	Ps.	67,925	Ps.	66,339

Consolidated Income Statements		2004		2003		2002

Net sales	Ps.	46,290	Ps.	37,090	Ps.	19,131
Other operating revenues		209		255		141

Total revenues		46,499		37,345		19,272
Cost of sales		24,045		18,927		8,948

Gross profit		22,454		18,418		10,324

Operating expenses:
Administrative		2,738		2,035		1,546
Selling		12,302		9,516		4,101

		15,040		11,551		5,647

Income from operations		7,414		6,867		4,677
Integral cost of financing:
Interest expense		2,531		1,609		371
Interest income		(266)		(239)		(276)
Foreign exchange (gain) loss, net		38		2,133		(216)
Gain on monetary position		(1,540)		(916)		(422)

		763		2,587		(543)
Other expense, net		284		219		497

Income for the year before income taxes		6,367		4,061		4,723
Income taxes		586		1,622		1,962

Income for the year before minority interest		5,781		2,439		2,761
Minority interest in results of consolidated subsidiaries		23		21		-

Net income for the year		5,758		2,418		2,761
Other comprehensive income		853		669		(978)

Comprehensive income	Ps.	6,611	Ps.	3,087	Ps.	1,783

Net income per share (constant Mexican pesos)	Ps.	3.12	Ps.	1.42	Ps.	1.94

Consolidated Cash Flows (1)		2004		2003		2002

Net income	Ps.	5,723	Ps.	2,229	Ps.	2,524
Minority interest		23		20		-
Inflation effect		(258)		(53)		(108)
Depreciation		1,142		1,559		482
Breakage of returnable bottles and cases		404		259		187
Other non-cash charges		(748)		650		602
Deferred income taxes		(466)		338		134

Working capital investment		1,012		(2,552)		30
Interest payable		(62)		169		9
Labor obligations		(64)		(34)		(32)

Net cash flows from operating activities		6,706		2,585		3,828

Investments in:
Property, plant and equipment		(1,310)		(1,915)		(1,114)
Panamco acquisition		-		(29,192)		-
Other assets		(539)		-		-

Net cash flows used in investing activities		(1,849)		(31,107)		(1,114)

Bank loans		(3,992)		15,890		(19)
Increase in capital stock		3		9,585		-
Dividends declared and paid		(521)		-		(561)
Other financial transactions		473		(974)		(230)

Net cash flows (used in) provided by financing activities		(4,037)		24,501		(810)

Net increase (decrease) in cash and cash equivalents		820		(4,021)		1,904
Cash received in acquisition of Panamco		-		633		-
Initial balance		2,783		6,171		4,267

Ending balance	Ps.	3,603	Ps.	2,783	Ps.	6,171

(1)	Expressed in historical Mexican pesos.

Supplemental Information about Cash Flows:(1)		2004		2003		2002

Interest paid	Ps.	2,268	Ps.	1,125	Ps.	43
Income tax and tax on assets paid		1,833		1,589		1,873

(1)	Expressed in historical Mexican pesos.

Statements of Changes in Stockholders’ Equity		2004		2003

Stockholders’ equity at the beginning of the year	Ps.	23,193	Ps.	9,777
Increase in capital stock		3		10,330
Net income for the year		5,758		2,418
Dividends declared and paid		(539)		-
Other comprehensive income:
Translation adjustment		392		(218)
Result of holding nonmonetary assets		268		957
Additional labor liability		23		-

Other		170		(71)

Stockholders’ equity at the end of the year	Ps.	29,268	Ps.	23,193

Note 26 Reconciliation of Mexican GAAP to US GAAP

a) Reconciliation of Net Income:

		2004		2003		2002

Net majority income under Mexican GAAP	Ps.	5,404	Ps.	2,463	Ps.	2,800
US GAAP adjustments:
Restatement of prior year financial statements
(Note 25 a)		-		(31)		5
Deferred promotional expenses (Note 25 c)		64		(106)		(11)
Intangible assets (Note 25 d)		-		-		41
Restatement of imported machinery and equipment (Note
25 e)		30		8		(14)
Capitalization of the integral cost of financing
(Note 25 f)		(6)		(6)		(1)
Financial instruments (Note 25 g)		-		8		(5)
Deferred income taxes (Note 25 h)		216		122		53
Deferred employee profit sharing (Note 25 h)		54		(38)		(106)
Pension plan (Note 25 i)		(4)		(2)		(1)

Total adjustments		354		(45)		(39)

Net income under US GAAP	Ps.	5,758	Ps.	2,418	Ps.	2,761

Under US GAAP, the monetary position effect of the income statement adjustments is included in each adjustment, except for the capitalization of the integral cost of financing, goodwill and pension plan liabilities that are nonmonetary.

b) Reconciliation of Stockholders’ Equity:

		2004		2003

Majority stockholders’ equity under Mexican GAAP	Ps.	29,400	Ps.	24,120
US GAAP adjustments:
Restatement of prior year financial statements (Note 25 a)		-		(290)
Deferred promotional expenses (Note 25 c)		(53)		(117)
Intangible assets (Note 25 d)		41		41
Restatement of imported machinery and equipment (Note 25 e)		69		(99)
Capitalization of the integral cost of financing (Note 25 f)		69		75
Financial instruments (Note 25 g)		139		(104)
Deferred income taxes (Note 25 h)		60		79
Deferred employee profit sharing (Note 25 h)		(462)		(517)
Pension plan (Note 25 i)		5		5

Total adjustments		(132)		(927)

Stockholders’ equity under US GAAP	Ps.	29,268	Ps.	23,193

c) Reconciliation of Comprehensive Income:

		2004		2003		2002

Majority comprehensive income under Mexican	Ps.	5,816	Ps.	3,209	Ps.	2,269
GAAP
US GAAP adjustments:
Net income (Note 26 a)		354		(45)		(39)
Other comprehensive income:
Translation adjustment		291		342		(739)
Result of holding nonmonetary assets		(20)		(348)		292
Other		170		(71)		-

Comprehensive income under US GAAP	Ps.	6,611	Ps.	3,087	Ps.	1,783

Note 27 Future Impact of Recently Issued Accounting Standards Not Yet in Effect

a) In Mexican GAAP:

The Instituto Mexicano de Contadores Públicos (“IMCP”) issued the following bulletins the application of which is mandatory effective January 1, 2005. The Company does not anticipate that these new standards will have a significant impact on its financial position or results of operations.

Bulletin D-3, “Obligaciones laborales” (“Labor obligations”) (Bulletin D-3):

Revised Bulletin D-3 establishes: (i) accounting standards for post-retirement benefits other than pension, which in accordance with Circular No. 50, were previously regulated by International Accounting Standard No. 19; (ii) accounting standards for the treatment of reductions and early extinguishment of post retirement benefits other than pensions; and (iii) accounting standards for severance payments resulting from a restructuring and severance payments resulting from situations other than a restructuring.

Bulletin C-10, “Instrumentos financieros derivados y operaciones de cobertura” (“Derivative financial instruments and hedging transactions”) (Bulletin C-10):

Bulletin C-10 establishes detailed accounting guidelines for the valuation, presentation and disclosure of derivative financial instruments. In addition, it establishes the conditions to consider financial instruments as hedging, and classifies hedging as follows: (i) fair value; (ii) cash flow; and (iii) foreign currency, for purposes of defining whether the gain or loss that results from the valuation of hedging instruments at fair value should be recorded in current year income or other comprehensive income. This new standard substantially conforms Mexican GAAP to US GAAP.

Bulletin C-2, “Documento de Adecuaciones al Boletín C-2” (“Amendments to Bulletin C-2”):

Amendments to Bulletin C-2 establish that the gain or loss attributable to changes in the fair value of financial instruments classified as available for sale and their monetary effect, should be recognized in other comprehensive income, and upon their sale should be recognized in income. Bulletin C-2 does not allow the transfer of financial instruments originally classified as trading to be available for sale or held until maturity or vice-versa. The amendments to Bulletin C-2 also incorporate detailed rules to recognize impairment in the value of financial instruments. This revised standard substantially conforms Mexican GAAP to US GAAP.

Bulletin B-7, “Adquisiciones de Negocios” (“Business Acquisitions”):

Bulletin B-7 establishes: (i) the purchase method as the only acceptable method to account for business combinations and that International Accounting Standard No. 22, “Business Combinations,” will no longer be supplemental; (ii) the prohibition of the amortization of goodwill; (iii) specific standards for the acquisition of minority interest and asset transfers or share exchanges between companies under common control; and iv) supplements the accounting for intangible assets recognized in a business combination in accordance with Bulletin C-8. This new standard substantially conforms Mexican GAAP to US GAAP.

b) In US GAAP:

The company does not anticipate that these new standards will have a significant impact on its financial position or results of operations.

“Share-Based Payments” or SFAS 123 (R):

This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123 (R) requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award-the requisite service period (usually the vesting period). SFAS 123 (R) applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123 (R) will be effective for our fiscal year ending December 31, 2006. The Company does not grant stock options to employees.

FASB 151, “Inventory Costs”:

Statement 151 is an amendment to Accounting Research Bulleting No. 43. This statement clarifies that the abnormal amounts of the idle capacity expense, freight, handling costs and wasted materials should be recognized as current period charges and requires the allocation of fixed production overhead cost to inventory based on the normal capacity of the production facilities. This guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application allowed for inventory costs incurred during fiscal years beginning after November 23, 2004.

“Exchanges of Nonmonetary Assets - an amendment of Accounting Principal Board Opinion No. 29” or SFAS 153 :

In December 2004, the FASB issued SFAS No. 153, which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005.