Form 20-F
period 2005-12-31
COCA COLA FEMSA SA DE CV
filed 2006-04-18
CIK 910631

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2005 Commission file number: 1-12260

Coca-Cola FEMSA, S.A. de C.V.
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
The number of outstanding shares of each class of capital or common stock as of December 31, 2005 was:

844,078,519	Series A Shares, without par value
731,545,678	Series D Shares, without par value
270,906,004	Series L Shares, without par value
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes                                  No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes                                  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes                                  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated filer                             Accelerated filer                              Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.
        Item 17                            Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes                                  No

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

Currency Translations and Estimates

     This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 10.6275 to US$ 1.00, the noon buying rate for Mexican pesos on December 31, 2005 as published by the Federal Reserve Bank of New York. On March 31, 2006, this exchange rate was Ps. 10.90 to US$ 1.00. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since January 1, 2001.

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

Presentation of Panamco

     We acquired Corporación Interamericana de Bebidas, S.A. de C.V., known at the time of acquisition as Panamerican Beverages, Inc., and which we refer to as Panamco, on May 6, 2003. Under generally accepted accounting principles in Mexico, or Mexican GAAP, Panamco is included in our consolidated financial statements since May 2003 but is not included prior to this date. As a result, our consolidated financial information for periods after the acquisition is not comparable with the previous periods. Through our acquisition of Panamco, we acquired additional territories in Mexico, which are reported as part of our Mexico segment, as well as territories in Central America, Colombia, Venezuela and Brazil, each of which is reported as a separate segment. We did not acquire any additional territories in Argentina, the segment information for which is fully comparable to prior periods.

Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Key Information

Selected Consolidated Financial Data

     This annual report includes (under Item 18) our audited consolidated balance sheets as of December 31, 2005 and 2004 and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2005, 2004 and 2003. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”). Mexican GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Notes 25 and 26 to our consolidated financial statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, together with a reconciliation to U.S. GAAP of net income and stockholders’ equity.

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

  All financial statements are restated in constant Mexican pesos at December 31, 2005.

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

	Year Ended December 31,

	2005(1)		2005		2004	2003(2)			2002		2001

	(in millions of U.S. dollars or in millions of constant Mexican pesos
	at December 31, 2005, except per share data)
Income Statement Data:
Mexican GAAP
Net sales	$4,690	Ps.	49,840	Ps.	47,442	Ps.	38,664	Ps.	20,141	Ps.	19,184
Total revenues	4,724		50,198		47,786		39,062		20,303		19,331
Cost of sales	2,398		25,486		24,351		19,614		9,445		8,982
Gross profit	2,326		24,712		23,435		19,448		10,858		10,349
Operating expenses	1,508		16,029		15,448		12,109		5,789		5,825
Intangible amortization	-		-		-		-		44		118
Income from operations	818		8,683		7,987		7,339		5,025		4,406
Net income for the year	443		4,704		5,604		2,539		2,892		2,530
Majority net income	432		4,586		5,580		2,520		2,892		2,530
Minority net income	11		118		24		19		-		-
U.S. GAAP
Net sales	$4,690	Ps.	49,840	Ps.	47,096	Ps.	37,702	Ps.	19,768	Ps.	18,775
Total revenues	4,724		50,198		47,429		38,087		19,914		20,910
Income from operations(3)	760		8,078		7,532		7,062		4,833		4,284
Net income for the year	419		4,455		5,925		2,498		2,853		2,600
Net income per share (4)	0.23		2.41		3.21		1.47		2.00		1.83

Balance Sheet Data:
Mexican GAAP
Total assets	$6,319	Ps.	67,148	Ps.	69,618	Ps.	67,683	Ps.	18,582	Ps.	16,442
Short-term debt	417		4,428		3,389		3,237		11		16
Long-term debt	1,475		15,673		22,447		28,420		3,583		3,333
Capital stock	272		2,886		2,886		2,886		2,678		2,678
Majority stockholders’ equity	3,178		33,768		30,415		25,011		10,515		8,880
Total stockholders’ equity	3,268		34,727		31,155		25,191		10,515		8,880
U.S. GAAP
Total assets	$6,377	Ps.	67,776	Ps.	70,186	Ps.	68,548	Ps.	18,646	Ps.	17,135
Short-term debt	417		4,428		3,381		3,236		10		17
Long-term debt	1,475		15,673		22,439		28,370		3,582		3,333
Capital stock	272		2,886		2,886		2,886		2,678		2,678
Total stockholders’ equity	3,176		33,751		30,243		23,966		10,103		8,923

Other Data:
Mexican GAAP
Depreciation(5)	$123	Ps.	1,307	Ps.	1,284	Ps.	1,079	Ps.	621	Ps.	692
Capital expenditures(6)	189		2,012		2,009		2,164		1,533		941

U.S. GAAP
Depreciation(5)(7)	$125	Ps.	1,332	Ps.	1,142	Ps.	1,559		482		753
________________________________________
(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 10.6275 to US$ 1.00 solely for the convenience of the reader.
(2)	Includes the acquired territories from May 2003.

(3)	We include employee profit sharing as part of income from operations for purposes of U.S. GAAP.
(4)
For the years ended December 31, 2001 through December 31, 2002, computed on the basis of 1,425 million shares outstanding. For the year ended December 31, 2003, computed on the basis of 1,704.3 million shares outstanding, the weighted average shares outstanding during 2003 after giving effect to the capital increase in May 2003 in connection with the Panamco acquisition. For the year ended December 31, 2004, computed on the basis of 1,846.4 million shares outstanding, the weighted average shares outstanding during 2004 after giving effect to the rights offering that expired in September 2004. For the year ended December 31, 2005, computed on the basis of 1,846.5 million shares outstanding.

(5)
Excludes estimated breakage of bottles and cases and amortization of other assets, pension and seniority premiums and deferred taxes. See the consolidated statements of changes in financial position included in our consolidated financial statements.

(6)	Includes investments in property, plant and equipment, bottles and cases and deferred charges.
(7)	In accordance with U.S. GAAP, expressed in nominal Mexican pesos and not restated in constant Mexican pesos at December 31, 2005.

Dividends and Dividend Policy

     The following table sets forth the nominal amount in Mexican pesos of dividends declared and paid per share each year and the U.S. dollar amounts on a per share basis actually paid to holders of American Depositary Shares, which we refer to as ADSs, on each of the respective payment dates.

Fiscal Year with
Respect to which		Mexican Pesos	U.S.
Dividend was		per Share	Dollars
Declared	Date Dividend Paid	(Nominal)	per Share

2001	May 30, 2002	0.394	0.042
2002(1)	—	—	—
2003	May 14, 2004	0.282	0.025
2004	May 4, 2005	0.336	0.031
2005	March 8, 2006(2)	0.376	— (3)

(1)	Dividends were not declared for fiscal year 2002.
(2)	Date of dividend declaration because dividends for 2005 have not been paid at the time of this annual report. The dividend will be paid on June 15, 2006.
(3)	Because dividends for 2005 have not been paid at the time of this annual report, the U.S. dollar per share amount has not been determined.

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

Period	Exchange Rate

	High	Low	Average(1)	Period End

2001	Ps. 9.97	Ps. .8.95	Ps. 9.34	Ps. 9.16
2002	10.43	9.00	9.66	10.43
2003	11.41	10.11	10.79	11.24
2004	11.64	10.81	11.31	11.15
2005	11.41	10.41	10.87	10.63

(1) Average month-end rates.

	Exchange Rate

	High	Low	Period End

2004:
First Quarter	Ps .11.25	Ps. 10.81	Ps. 11.18
Second Quarter	11.64	11.16	11.54
Third Quarter	11.60	11.35	11.39
Fourth Quarter	11.54	11.11	11.15

2005:
First Quarter	Ps. 11.41	Ps. 10.98	Ps. 11.18
Second Quarter	11.23	10.76	10.77
Third Quarter	10.90	10.58	10.79
Fourth Quarter	10.94	10.41	10.63
September	10.89	10.68	10.79
October	10.94	10.69	10.79
November	10.77	10.57	10.58
December	10.77	10.41	10.63

2006:
January	Ps. 10.64	Ps. 10.44	Ps. 10.44
February	10.53	10.43	10.45
March	10.95	10.46	10.90

     _______________________

     Mexico has a free foreign exchange market and, since December 1994, the Mexican government has not intervened to maintain the value of the Mexican peso against the U.S. dollar. The Mexican peso declined in 1998 as the foreign exchange markets experienced volatility as a result of the financial crises in Asia and Russia and the financial turmoil in countries such as Brazil and Venezuela. The Mexican peso remained relatively stable from 1999 until the fall of 2001. In late 2001 and early 2002, the Mexican peso appreciated considerably against the U.S. dollar and, more strongly, against other foreign currencies. From the second quarter of 2002 and until the end of 2003, the Mexican peso depreciated in value. The Mexican peso remained relatively stable in 2004 and has appreciated since the end of 2004 and through March 31, 2006. We can make no assurance that the Mexican government will maintain its current policies with regard to the Mexican peso or that the Mexican peso will not depreciate significantly in the future.

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

     Approximately 96% of our sales volume in 2005 was derived from sales of Coca-Cola trademark beverages. In each of our territories, produce, market and distribute Coca-Cola trademark beverages through standard bottler agreements. Through its rights under the bottler agreements and as a large shareholder, The Coca-Cola Company has the ability to exercise substantial influence over the conduct of our business.

     Under our bottler agreements, The Coca-Cola Company may unilaterally set the price for its concentrate. In 2005, The Coca-Cola Company informed us that it will gradually increase concentrate prices for carbonated soft drinks over a three year period in Mexico beginning in 2007 and in Brazil beginning in 2006. We prepare a three-year general business plan that is submitted to our board of directors for approval. The Coca-Cola Company may require that we demonstrate our financial ability to meet our plans and may terminate our rights to produce, market and distribute soft drinks in territories with respect to which such approval is withheld. The Coca-Cola Company also makes significant contributions to our marketing expenses although it is not required to contribute a particular amount. In addition, we are prohibited from bottling any soft drink product or distributing other beverages without The Coca-Cola Company’s authorization or consent. The Coca-Cola Company has the exclusive right to import and export Coca-Cola trademark beverages to and from our territories; although, we hold the exclusive right to sell Coca-Cola trademark beverages within our territories. We may not transfer control of the bottler rights of any of our territories without the consent of The Coca-Cola Company.

     We depend on The Coca-Cola Company to renew our bottler agreements. Our bottler agreements for Mexico expire in 2013, and 2015, renewable in each case for ten-year terms. Our bottler agreements for Brazil expired in December 2004, and our bottler agreements for Guatemala, Nicaragua and Colombia expire in June 2006. Our bottler agreement for Coca-Cola trademark beverages in Venezuela expires in August 2006. We are currently in the process of negotiating renewals of these agreements. Our remaining territories are governed by bottler agreements that expire after 2006 and have similar renewal periods. There can be no assurances that The Coca-Cola Company will decide to renew any of these agreements. In addition, these agreements generally may be terminated in the event that we fail to comply with their terms. Termination would prevent us from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on our business, financial condition, prospects and results of operations.

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

     We engage in transactions with subsidiaries of both The Coca-Cola Company and FEMSA. Our transactions with FEMSA include supply agreements under which we purchase certain supplies and equipment, a service agreement under which a FEMSA subsidiary transports finished products from our production facilities to distribution facilities in Mexico, sales of finished products to a Mexican convenience store chain owned by FEMSA, sales and distribution agreements with a Brazilian brewer owned by FEMSA and a service agreement under which a FEMSA subsidiary provides administrative services to our company. In addition, we have entered into cooperative marketing arrangements with The Coca-Cola Company and FEMSA. We are a party to a number of bottler agreements with The Coca-Cola Company and have also entered into a credit agreement with The Coca-Cola Company pursuant to which we may borrow up to US$ 250 million for working capital and other general corporate purposes. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” and “Item 4. Information on the Company—Bottler Agreements.” Transactions with affiliates may create the potential for conflicts of interest, which could result in terms less favorable to us than could be obtained from an unaffiliated third party.

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

     Our principal competitor in Mexico is The Pepsi Bottling Group, or PBG. PBG is the largest bottler of Pepsi products worldwide and competes with Coca-Cola trademark beverages. We have also experienced stronger competition in Mexico from lower priced soft drinks in larger, multiple serving packaging. In Argentina and Brazil, we compete with Companhia de Bebidas das Américas, commonly referred to as Ambev, the largest brewer in Latin America and a subsidiary of InBev S.A., which sells Pepsi products, in addition to a portfolio that includes local brands with flavors such as guaraná and proprietary beers. In each of our territories we compete with Pepsi bottlers with various other bottlers and distributors of nationally and regionally advertised soft drinks. In certain territories, we compete with producers of soft drink flavors that have a strong local presence.

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

     Our most significant raw materials are concentrate, which we acquire from companies designated by The Coca-Cola Company, packaging materials and sweeteners. Prices for concentrate are determined by The Coca-Cola Company pursuant to our bottler agreements as a percentage of the weighted average retail price, net of applicable taxes. In 2005,

The Coca-Cola Company informed us that it will gradually increase concentrate prices for carbonated soft drinks over a three year period in Mexico beginning in 2007 and in Brazil beginning in 2006. The prices for our remaining raw materials are driven by market prices and local availability as well as the imposition of import duties and import restrictions and fluctuations in exchange rates. We are also required to meet all of our supply needs from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to us. Our sales prices are denominated in the local currency in which we operate, while the prices of certain materials used in the bottling of our products, mainly resin, ingots to make plastic bottles, finished plastic bottles and aluminum cans, are paid in or determined with reference to the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the currency of any country in which we operate, particularly against the Mexican peso. See “Item 4. Information on the Company—The Company—Raw Materials.”

     After concentrate, packaging and sweeteners constitute the largest portion of our raw material costs. Our most significant packaging raw material costs arise from the purchase of resin and plastic ingots to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are tied to crude oil prices. In Mexico, the prices that we paid for resin increased on average by more than 25% in U.S. dollars in 2005. Sugar prices in all of the countries in which we operate other than Brazil are subject to local regulations and other barriers to market entry that cause us to pay in excess of international market prices for sugar. We expect sugar prices to increase in 2006 in all of the countries in which we operate other than Mexico. In Venezuela, we have experienced sugar shortages that have adversely affected our operations. These shortages were due to insufficient domestic production to meet demand and current restrictions on sugar imports.

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

     We are subject to regulation in each of the territories in which we operate. The principal areas in which we are subject to regulation are environment, labor, taxation, health and antitrust. The adoption of new laws or regulations in the countries in which we operate may increase our operating costs or impose restrictions on our operations which, in turn, may adversely affect our financial condition, business and results of operations. In particular, environmental standards are becoming more stringent in several of the countries in which we operate, and we are in the process of complying with these new standards. Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on our future results of operations or financial condition.

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

     We are a Mexican corporation, and our Mexican operations are our single most important geographic segment. For the year ended December 31, 2005, 57% of our total revenues were attributable to Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our company. We cannot assume that such conditions will not return or that such conditions will not have a material adverse effect on our results of operations and financial condition.

     Our business may be significantly affected by the general condition of the Mexican economy, or by the rate of inflation in Mexico, interest rates in Mexico and exchange rates for the Mexican peso. Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. Because a large percentage of our costs and expenses are fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events, and our profit margins may suffer as a result. In addition, an increase in interest rates in Mexico would increase the cost to us of variable rate, Mexican peso-denominated funding, which constituted approximately 58% of our total debt as of December 31, 2005, and have an adverse effect on our financial position and results of operations.

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

     Political events in Mexico may significantly affect our operations. In the Mexican federal elections held on July 2, 2000, Vicente Fox of the Partido Acción Nacional (the National Action Party) or PAN, won the presidency. Although his victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional (the Institutional Revolutionary Party) or PRI, neither the PRI nor the PAN succeeded in securing a majority in the Mexican congress. In elections in 2003 and 2004, the PAN lost additional seats in the Mexican congress and state governorships. The resulting legislative gridlock, which is expected to continue at least until the Mexican presidential election in July 2006, has impeded the progress of structural reforms in Mexico, which may adversely affect economic conditions in Mexico, and consequently, our results of operations.

     The Mexican presidential election will result in a change in administration, as presidential reelection is not permitted in Mexico. The presidential race is highly contested among a number of different parties, including the PRI, the PAN and the Partido de la Revolución Democrática (the Party of the Democratic Revolution) or PRD, each with its own political platform. As a result, we cannot predict which party will prevail in the elections or whether changes in Mexican governmental policy will result from a change in administration. Such changes may adversely affect economic conditions or the industry in which we operate in Mexico and therefore our results of operations and financial position.

Developments in other Latin American countries in which we operate may adversely affect our business.

     In addition to Mexico, we conduct operations in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. These countries expose us to different or greater country risk than Mexico. For many of these countries, results of operations in recent years have been adversely affected by deteriorating macroeconomic and political conditions. In Venezuela, significant economic, regulatory and political instability, including a currency devaluation, high unemployment, the introduction of exchange controls and social unrest have resulted in higher production costs and declining profitability for us. In Venezuela, we have experienced limited disruptions in production and distribution. We also experienced limited disruptions in distribution in Argentina in 2005.

     Our future results may be significantly affected by the general economic and financial conditions in the countries where we operate, by the devaluation of the local currency, inflation or interest rates or by political developments or changes in law. Total revenues increased in our non-Mexican territories other than Central America, at a relatively higher rate than in our Mexican territories in 2005 as compared to prior periods, resulting in a greater contribution to our results of operations from these territories, which also have a lower operating margin. This trend may continue in the future. Devaluation of the local currencies against the U.S. dollar may increase our operating costs in these countries, and depreciation against the Mexican peso may negatively affect the results of operations for these countries as reported in our Mexican GAAP financial statements. In addition, some of these countries may impose exchange controls that could impact our ability to purchase raw materials in foreign currencies and the ability of the subsidiaries in these countries to remit dividends abroad or make payments other than in local currencies, as is currently the case in Venezuela under regulations imposed in January 2003 that continue to apply. As a result of these potential risks, we may experience lower demand, lower real pricing or increases in costs, which may negatively impact our results of operations.

Item 4. Information on the Company

THE COMPANY

Overview

     We are the largest bottler of Coca-Cola trademark beverages in Latin America, and the second largest in the world, calculated in each case by sales volume in 2005. We operate in the following territories:

  Mexico – a substantial portion of central Mexico (including Mexico City) and southeast Mexico (including the Gulf region).

  Central America – Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide) and Panama (nationwide).

  Colombia – most of the country.

  Venezuela – nationwide.

  Argentina – Buenos Aires and surrounding areas.

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

The following is an overview of our operations by segment in 2005:

Operations by Segment—Overview
Year Ended December 31, 2005(1)

				Percentage of
	Total	Percentage of	Income from	Income from
	Revenues	Total Revenues	Operations	Operations

Mexico	Ps. 28,705	57.0%	Ps. 6,122	70.5%
Central America	3,428	6.8	468	5.4
Colombia	4,697	9.3	532	6.1
Venezuela	4,946	9.8	233	2.7
Argentina	2,798	5.6	422	4.9
Brazil	5,819	11.5	906	10.4
________________________________________
(1)
Expressed in millions of Mexican pesos, except for percentages. The sums of the financial data for each of our segments and percentages with respect thereto differ from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation, and certain non-operating activities, including corporate services.

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

     In May 2003, we acquired all of Panamco and began producing and distributing Coca-Cola trademark beverages in additional territories in the central and the gulf regions of Mexico and in Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories. The total cost of the transaction was approximately Ps. 42,807 million, including transaction expenses in the amount of Ps. 424 million. We financed the acquisition as follows: Ps. 18,768 million of new debt, Ps. 9,875 million of assumed net debt, a Ps. 3,020 million capital investment from FEMSA, the issuance of our Series D Shares to subsidiaries of The Coca-Cola Company in exchange for a capital contribution of Ps. 7,654 million in the form of equity interests in Panamco and Ps. 3,066 million in cash.

     During August 2004, we conducted a rights offering to allow existing holders of our Series L Shares and ADSs to acquire newly-issued Series L Shares in the form of Series L Shares and ADSs, respectively. The purpose of the rights offering was to permit holders of Series L Shares, including in the form of ADSs, to subscribe on a proportionate basis at the same price per share at which FEMSA and The Coca-Cola Company subscribed in connection with the Panamco acquisition. The rights offering expired on September 1, 2004. On March 8, 2006, our shareholders approved the non-cancellation of the 98,684,857 Series L Shares (equivalent to approximately 9.87 million ADSs) that were not subscribed for in the rights offering. These shares are available for issuance in connection with future transactions and on terms and conditions determined by our Board of Directors at an issuance price of no less than US$ 2.216 per share or its equivalent in Mexican currency.

     As of March 31, 2006, FEMSA indirectly owned Series A Shares equal to 45.7% of our capital stock (53.6% of its capital stock with full voting rights). The Coca-Cola Company indirectly owned Series D Shares equal to 39.6% of the capital stock of our company (46.4% of our capital stock with full voting rights). Series L Shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the New York Stock Exchange, constitute the remaining 14.7% of our capital stock.

Business Strategy

     We are the largest bottler of Coca-Cola trademark beverages in Latin America in terms of total sales volume in 2005, with operations in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. While our corporate headquarters are in Mexico City, we have established divisional headquarters in the following three regions:

  Mexico with divisional headquarters in Mexico City;

  Latin Centro (covering territories in Guatemala, Nicaragua, Costa Rica, Panama, Colombia and Venezuela) with divisional headquarters in San José, Costa Rica; and

  Mercosur (covering territories in Argentina and Brazil) with divisional headquarters in São Paulo, Brazil.

     We seek to provide our shareholders with an attractive return on their investment by increasing our profitability. The key factors in achieving profitability are increasing our revenues by implementing multi-segmentation strategies in our major markets to target distinct market clusters divided by competitive intensity and socioeconomic levels; well-planned product, packaging and pricing strategies through channel distribution and by improving operational efficiencies throughout our company. To achieve these goals we continue our efforts in:

  working with The Coca-Cola Company to develop a business model to continue exploring new lines of beverages, extend existing products and participate in new beverage segments, such as the non carbonated beverage portfolio;

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

     We seek to increase per capita consumption of soft drinks in the territories in which we operate. To that end, our marketing teams continuously develop sales strategies tailored to the different characteristics of our various territories and channels. We continue to develop our product portfolio to better meet market demand and maintain our overall profitability. To stimulate and respond to consumer demand, we continue to introduce new products and new presentations. See “—Product and Packaging Mix.” We also seek to increase placement of refrigeration equipment, including promotional displays, through the strategic placement of such equipment in retail outlets in order to showcase and promote our products. In addition, because we view our relationship with The Coca-Cola Company as integral to our business strategy, we use market information systems and strategies developed with The Coca-Cola Company to improve our coordination with the worldwide marketing efforts of The Coca-Cola Company. See “—Marketing—Channel Marketing.”

     We seek to rationalize our manufacturing and distribution capacity to improve the efficiency of our operations. In 2003 and 2004, as part of the integration process from our acquisition of Panamco, we closed several under-utilized manufacturing centers and shifted distribution activities to other existing facilities. We closed additional distribution centers in 2005. See “—Description of Property, Plant and Equipment.” In each of our facilities, we seek to increase productivity through infrastructure and process reengineering for improved asset utilization. Our capital expenditure program includes investments in production and distribution facilities, bottles, cases, coolers and information systems. We believe that this program will allow us to maintain our capacity and flexibility to innovate and to respond to consumer demand for non-alcoholic beverages.

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

Our Products

     We produce, market and distribute Coca-Cola trademark beverages, proprietary brands and brands licensed from third parties. The Coca-Cola trademark beverages include colas, flavored soft drinks, water and beverages in other categories such as juice drinks and isotonics. The following table set forth our main brands as of March 31, 2006:

Central
Colas:	Mexico	America	Colombia	Venezuela	Brazil	Argentina

Coca-Cola

Coca-Cola light

Central
Flavored Soft Drinks:	Mexico	America	Colombia	Venezuela	Brazil	Argentina

Chinotto

Crush

Fanta

Fresca

Frescolita

Grapette

Hit

Kuat

Lift

Mundet(1)

Premio(2)

Quatro

Senzao

Simba

Sprite

Taí

Central
Water:	Mexico	America	Colombia	Venezuela	Brazil	Argentina

Ciel

Club K(2)

Crystal(2)

Dasani

Manantial

Nevada

Santa Clara(2)

Central
Other Categories:	Mexico	America	Colombia	Venezuela	Brazil	Argentina

Powerade(3)

Sunfil(4)

_______________
(1)	Brand licensed from FEMSA.
(2)	Proprietary brand.
(3)	Isotonic.
(4)	Juice drink.

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

	Sales Volume
	Year Ended December 31,

	2005	2004	2003

	(millions of unit cases)

Mexico	1,025.0	989.9	850.1
Central America	109.4	110.6	72.9
Colombia	179.7	167.1	114.1
Venezuela	172.5	172.7	110.1
Argentina	150.1	144.3	126.6
Brazil	252.5	227.5	142.5

Combined Volume	1,889.2	1,812.1	1,416.3

Product and Packaging Mix

     Our most important brand is Coca-Cola and its line extensions, Coca-Cola light, Coca-Cola with lime and Coca-Cola light with lime, which together accounted for 62.1% of total sales volume in 2005. Ciel, Fanta, Sprite, Lift and Fresca, our next largest brands in consecutive order, accounted for 10.8%, 5.7%, 3.1%, 2.5% and 1.8%, respectively, of total sales volume in 2005. We use the term line extensions to refer to the different flavors in which we offer our brands. We produce, market and distribute Coca-Cola trademark beverages in each of our territories in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles made of polyethylene terephtalate, which we refer to as PET.

     We use the term presentation to refer to the packaging unit in which we sell our products. Presentation sizes for our Coca-Cola trademark beverages range from a 4-ounce personal size to a 20-liter multiple serving size. We consider multiple serving size as equal to or larger than 1.0 liter. In general, personal sizes have a higher price per unit case as compared to multiple serving sizes. We offer both returnable and non-returnable presentations, which allow us to offer different combinations of convenience and price to implement revenue management strategies and to target specific distribution channels and population segments in our territories. In addition, we sell some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which we refer to as fountain. We also sell bottled water products in jug sizes, which refers to sizes larger than 17 liters, that have a much lower price per unit than our other beverage products.

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

     The characteristics of our territories are very diverse. Central Mexico is densely populated and has a large number of competing carbonated soft drink brands and higher per capita income as compared to the rest of our territories. Brazil and Argentina are densely populated but have lower per capita consumption of carbonated soft drink products as compared to Mexico, particularly in Brazil. Portions of Central America and Colombia are large and mountainous areas with lower population density, lower per capita income and lower per capita consumption of soft drink products. In Venezuela, per capita consumption of our products has been affected by periodic operating disruptions. In recent years, per capita income has been negatively affected by macroeconomic conditions in most of the countries where we operate.

     The following discussion analyzes our product and packaging mix by segment. The volume data presented is for the years 2005, 2004 and 2003, which includes the acquired territories for the first four months of 2003 prior to the acquisition of Panamco. We acquired these territories on May 6, 2003. We have presented above under “Sales Overview” our actual sales volumes by territory for the three years ended December 31, 2005, 2004 and 2003, which include the acquired territories solely for eight months of 2003.

     Mexico. Our product portfolio consists of Coca-Cola trademark beverages, and since 2001 has included the Mundet trademark beverages. In 2005, as part of our efforts to revitalize the Coca-Cola brand we launched Coca-Cola with lime (Citra) and Cola-Cola light with lime (Citra light), both line extensions of the Coca-Cola brand. We also introduced a portfolio of no calorie versions of the majority of our core flavor brands under the Spacio Leve commercial strategy. We also launched the non-carbonated beverages Ciel Aquarius, a flavored no calorie water, and juice-based products under the Minute Maid brand. Carbonated soft drink per capita consumption of our products in our Mexican territories in 2005 was 389 eight-ounce servings.

The following table highlights historical sales volume and mix in Mexico for our products:

	Year Ended December 31,

	2005	2004	2003

Product Sales Volume	(millions of unit cases)
Coca-Cola Trademark Beverages	991.7	969.2	985.4
Other Beverages	33.3	20.7	16.2

Total	1,025.0	989.9	1,001.6

% Growth	3.5%	(1.2)%	2.2%

Unit Case Volume Mix by Category	(in percentages)
Total Carbonated Soft Drinks	79.3%	80.4%	78.5%
Water(1)	19.7	19.1	20.9
Other Categories	1.0	0.5	0.6

Total	100.0%	100.0%	100.0%

Product Mix by Presentation	(in percentages)
Returnable	26.6%	28.4%	27.9%
Non-returnable	57.2	55.9	54.9
Fountain	1.2	1.3	1.3
Jug	15.0	14.4	15.9

Total	100.0%	100.0%	100.0%

____________________________
(1) Includes jug volume.

     Our most popular soft drink presentations were the 2.5 -liter returnable plastic bottle, the 0.6 -liter non-returnable plastic bottle and the 2.5 -liter non-returnable plastic bottle, which together accounted for almost 70% of total carbonated soft drink sales volume in Mexico in 2005. Since 2003, we have introduced a number of new presentations in Mexico. These include 2.5 -liter returnable plastic bottles, 1.25 -liter returnable glass bottles, 1.5 -liter non-returnable plastic bottles, 8 and 10.5 -ounce cans, 0.45 -liter non-returnable plastic bottles, 0.71 -liter non-returnable plastic bottles and 4-ounce non-returnable glass bottles. We relaunched our 2.0 -liter non-returnable plastic bottle to fill competitive and consumer needs.

     Multiple serving presentations are an important component of our product mix. In 2005, multiple serving presentations represented 61.1% of total carbonated soft drink sales volume in Mexico, remaining almost flat as compared to 2004. Our commercial strategies seek to maintain the packaging mix between single and multiple serving presentations.

     In the past, the packaging trend in the soft drink industry in Mexico had moved toward non-returnable presentations. However, in 2004, due to the entrance of low price brands in multiple serving size presentations, we refocused our packaging mix strategy to reinforce our sales of multiple serving size returnable packages. As a result, carbonated soft-drink non-returnable presentations remained almost flat as a percentage of total sales volume in Mexico in 2004. In 2005, our carbonated soft-drink non-returnable presentations increased as a percentage of our total sales volume from 66.8% in 2004 to 68.7% in 2005, due to a more favorable economic environment in the country and a wider offering of non-returnable presentations. Returnable plastic and glass presentations offer consumers a more affordable, although less convenient, product. We believe returnable packages present an opportunity for us to attract new customers and maintain customer loyalty, because they make Coca-Cola trademark beverages more attractive to price-sensitive consumers. The price of a 2.5 -liter returnable package is more than 20% lower than a non-returnable package of the same size. These returnable products are mainly sold to small store retailers, which represent the largest distribution channel in the Mexican market, and benefit from returnable bottles’ lower price per ounce, which allows them to compete with larger supermarkets. We believe that our continued commitment to returnable bottle availability will allow us to compete with low-price entrants to the Mexican soft drink market.

     Total sales volume reached 1,025.0 million unit cases in 2005, an increase of 3.5% compared to 989.9 million unit cases in 2004. Carbonated soft drink sales volume grew 2.5%, which together with the 31.6% increase in jug water sales volume, accounted for over 80% of the incremental volumes during the year. Carbonated soft drink volume growth was mainly driven by strong growth from the Coca-Cola brand.

     Central America. Our product sales in Central America consist predominantly of Coca-Cola trademark beverages. Carbonated soft drink per capita consumption in Central America of our products was 131 eight-ounce servings in 2005.

The following table highlights historical total sales volume and sales volume mix in Central America:

	Year Ended December 31,

	2005	2004	2003

Product Sales Volume	(millions of unit cases)
Coca-Cola Trademark Beverages	101.7	102.9	99.6
Other Beverages	7.7	7.7	7.7

Total	109.4	110.6	107.3

% Growth	(1.1)%	3.1%	7.2%

Unit Case Volume Mix by Category	(in percentages)
Total Carbonated Soft Drinks	93.6%	94.3%	94.1%
Water	4.3	4.1	4.2
Other Categories	2.1	1.6	1.7

Total	100.0%	100.0%	100.0%

Product Mix by Presentation	(in percentages)
Returnable	41.9%	48.3%	51.8%
Non-returnable	54.4	47.2	42.9
Fountain	3.7	4.5	5.3
Jug	—	—	—

Total	100.0%	100.0%	100.0%

     In Central America, we sell the majority of our sales volume through small retailers. In 2005, multiple serving presentations represented 48.8% of total carbonated soft drink sales volume in Central America compared with 50.1% in 2004. Beginning in 2004, we faced greater competition as a result of the entrance of low price brands in the Central American region. We also reinforced our packaging portfolio offering for the Coca-Cola brand with the introduction of 1.5 -liter and 2.5 -liter non-returnable plastic bottles and a more affordable 2.5 -liter returnable plastic bottle. We also complemented our product portfolio with the introduction of Frescolita, a value protection brand in 2.5 -liter, 1.5 -liter and 0.6 liter non-returnable plastic bottles.

     Total sales volume was 109.4 million unit cases in 2005, declining 1.1% compared to 110.6 million in 2004. The volume decline was driven by lower carbonated soft drink volumes as a result of a tougher competitive environment in the region.

     Colombia. Our product portfolio in Colombia consists of Coca-Cola trademark beverages and certain products sold under proprietary trademarks and the Kola Román brand, which we license from a third party. Carbonated soft drink per capita consumption of our products in Colombia during 2005 was 85 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Colombia:

	Year Ended December 31,

	2005	2004	2003

Product Sales Volume	(millions of unit cases)
Coca-Cola Trademark Beverages	168.0	152.7	133.5
Other Beverages	11.7	14.4	38.3

Total	179.7	167.1	171.8

% Growth	7.5%	(2.7)%	(7.1)%

Unit Case Volume Mix by Category	(in percentages)
Total Carbonated Soft Drinks	87.9%	86.4%	84.7%
Water(1)	12.0	13.2	15.1
Other Categories	0.1	0.4	0.2

Total	100.0%	100.0%	100.0%

Product Mix by Presentation	(in percentages)
Returnable	46.2%	50.7%	53.4%
Non-returnable	44.5	39.6	36.8
Fountain	3.3	3.3	3.0
Jug	6.0	6.4	6.8

Total	100.0%	100.0%	100.0%

____________________________
(1) Includes jug volume.

     The Colombian market is characterized by lower per capita consumption and relatively lower levels of non-returnable presentations compared with the rest of our territories. In 2005, multiple serving presentations represented 47.2% of total carbonated soft drink sales volume in Colombia. At the beginning of 2005, we launched Crush Multiflavors to enhance our competitive position, foster demand for flavored carbonated soft drink brands and leverage our extended distribution and improved execution capabilities countrywide.

     Total sales volume was 179.7 million unit cases in 2005, an increase of 7.5% compared to 167.1 million in 2004, driven by an increase in carbonated soft drink volumes. The volume increase was mainly a result of incremental volumes in the Crush brand and volume increases in the Coca-Cola brand.

     Venezuela. Our product portfolio in Venezuela consists predominantly of Coca-Cola trademark beverages. Carbonated soft drink per capita consumption of our products in Venezuela during 2005 was 135 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Venezuela:

	Year Ended December 31,

	2005	2004	2003

Product Sales Volume	(millions of unit cases)
Coca-Cola Trademark Beverages	169.4	169.5	148.6
Other Beverages	3.1	3.2	3.0

Total	172.5	172.7	151.6

% Growth	(0.1)%	13.9%	(6.9)%

Unit Case Volume Mix by Category	(in percentages)
Total Carbonated Soft Drinks	86.6%	86.3%	86.2%
Water(1)	8.7	8.2	8.2
Other Categories	4.7	5.5	5.6

Total	100.0%	100.0%	100.0%

Product Mix by Presentation	(in percentages)
Returnable	24.7%	30.1%	36.4%
Non-returnable	69.0	63.4	57.6
Fountain	3.2	3.0	2.7
Jug	3.1	3.5	3.3

Total	100.0%	100.0%	100.0%

_____________________________
(1) Includes jug volume.

     During 2005, despite increasing demand for carbonated soft drinks in the marketplace, our sales volume remained almost flat due to periodic operating difficulties that prevented us from producing and distributing enough supply.

     Total sales volume totaled 172.5 million unit cases in 2005, remaining almost flat compared to 172.7 million in 2004. The slight volume increase in carbonated soft drink and water sales volume was completely offset by a decline in our non-carbonated beverage segment.

     Argentina. Our product portfolio in Argentina consists exclusively of Coca-Cola trademark beverages. Carbonated soft drink per capita consumption of our products in Argentina during 2005 was 316 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Argentina:

	Year Ended December 31,

	2005	2004	2003

Product Sales Volume	(millions of unit cases)
Coca-Cola Trademark Beverages	150.1	144.3	126.6
Other Beverages	—	—	—

Total	150.1	144.3	126.6

% Growth	4.0%	14.0%	9.5%

Unit Case Volume Mix by Category	(in percentages)
Total Carbonated Soft Drinks	97.3%	98.6%	98.8%
Water	1.7	0.8	0.9
Other Categories	1.0	0.6	0.3

Total	100.0%	100.0%	100.0%

Product Mix by Presentation	(in percentages)
Returnable	25.9%	26.9%	24.5%
Non-returnable	70.7	69.6	71.8
Fountain	3.4	3.5	3.7
Jug	—	—	—

Total	100.0%	100.0%	100.0%

      During 2005, we experienced a packaging shift mix towards non-returnable presentations. Returnable packaging accounted for 25.9% of total sales volume in Argentina in 2005 as compared to 26.9% in 2004. We continue to be focused on bolstering our non-carbonated categories through our juice drinks Cepita, Carioca and Montefiore.

     Total sales volume reached 150.1 million unit cases in 2005, an increase of 4.0% compared with 144.3 million in 2004. In 2005, core brands generated approximately 73% of our incremental volume growth and premium brands accounted for most of the balance, which more than offset volume decline in our value protection brands. In Argentina, premium brands consist of diet carbonated soft drinks and Schweppes. The majority of the volume growth came from our non-returnable presentations, including the 1.5 and 2.25 -liter non-returnable plastic bottles for our core brands, representing almost 68% of the sales volume increase. In 2005, multiple serving presentations represented 82.6% of carbonated soft drinks total sales volume as compared to 83.1% in 2004.

     Brazil. Our product portfolio in Brazil consists mainly of Coca-Cola trademark beverages. Carbonated soft drink per capita consumption of our products in Brazil during 2005 was 187 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Brazil:

	Year Ended December 31,

	2005	2004	2003

Product Sales Volume	(millions of unit cases)
Coca-Cola Trademark Beverages	235.1	214.6	206.1
Other Beverages	17.4	12.9	10.9

Total	252.5	227.5	217.0

% Growth	11.0%	4.8%	(15.7)%

Unit Case Volume Mix by Category	(in percentages)
Total Carbonated Soft Drinks	92.1%	93.4%	94.2%
Water	7.0	5.8	5.1
Other Categories	0.9	0.8	0.7

Total	100.0%	100.0%	100.0%

Product Mix by Presentation	(in percentages)
Returnable	8.0%	5.3%	4.9%
Non-returnable	88.5	90.9	90.4
Fountain	3.5	3.8	4.6
Jug	—	—	—

Total	100.0%	100.0%	100.0%

     During 2005, we continued to diversify our packaging mix from 2.0 -liter non-returnable packages and cans, which together accounted for over 60% of carbonated soft drink sales volume in 2005, a decrease from 69% in 2004, to a wider array of returnable and non-returnable presentations, including 3.0 -liter, 2.5 -liter, 2.25 -liter and 1.5 -liter non-returnable plastic bottles and 1.0 -liter returnable glass bottles.

     Total sales volume was 252.5 million unit cases in 2005, an increase of 11.0% compared to 227.5 million in 2004. This increase included 9.5% carbonated soft drink volume growth during the year. The majority of the volume growth came from multiple serving presentations, including the 1.5 -liter, 2.0 -liter and 2.25 -liter non-returnable plastic bottles and the 1.0 -liter returnable glass bottle, which together represented 60.5% of our carbonated soft drinks total sales volume. The volume increase was a result of volume growth across all our beverage categories, including strong volume growth from the Coca-Cola brand in both returnable and non-returnable presentations and our water brand Crystal as a result of increased focus on both brands.

     We distribute the Kaiser brands of beer in our territories in Brazil. In January 2006, FEMSA acquired an indirect controlling stake in Cervejarias Kaiser Brasil S.A. or Cervejarias Kaiser. We have subsequently agreed to continue to distribute the Kaiser beer portfolio and to assume the sales function in São Paulo, Brazil, consistent with the arrangements in place prior to 2004. Beginning with the second quarter of 2005, we ceased including beer that we distribute in Brazil in our sales volumes. We have reclassified prior periods presented in this report for comparability purposes.

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

Marketing

     Our company, in conjunction with The Coca-Cola Company, has developed a sophisticated marketing strategy to promote the sale and consumption of our products. We rely extensively on advertising, sales promotions and non-price related retailer incentive programs designed by local affiliates of The Coca-Cola Company to target the particular preferences of our soft drink consumers. Our marketing expenses in 2005, net of contributions by The Coca-Cola Company, were Ps. 1,484 million. The Coca-Cola Company contributed Ps. 952 million in 2005. Through the use of advanced information technology, we have collected customer and consumer information that allow us to tailor our marketing strategies to the types of customers located in each of our territories and to meet the specific needs of the various market segments we serve. We continue to roll out our information technology system in our acquired territories.

     Retailer Incentive Programs. Incentive programs include providing retailers with commercial coolers for the display and cooling of soft drink products and for point-of-sale display materials. We seek, in particular, to increase distribution coolers among retailers to increase the visibility and consumption of our products and to ensure that they are sold at the proper temperature. Sales promotions include sponsorship of community activities, sporting, cultural and social events, and consumer sales promotions such as contests, sweepstakes and product giveaways.

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

     Multi-segmentation. We have been implementing a multi-segmentation strategy in our major markets, including Mexico, Brazil and Argentina. This strategy consists on the implementation of different product/price/package portfolios by market cluster or group. These clusters are defined based on competitive intensity and socio-economic levels, rather than solely the types of distribution channels. We have developed a market intelligence system that we refer to as the right-execution-daily system (RED), which has allowed us to implement this strategy. This system provides the data required to target specific consumer segments and channels and allows us to collect and analyze the data required to tailor our product, package, price and distribution strategies to fit different consumer needs.

Product Distribution

     The following table provides an overview of our product distribution centers and the retailers to which we sell our products:

Product Distribution Summary
As of December 31, 2005

		Central
	Mexico	America	Colombia	Venezuela	Brazil	Argentina

Distribution Centers	106	35	37	33	12	5
Retailers (in thousands)(1)	585.2	134.3	368.7	228.9	115.6	79.6

_____________________
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

     In Mexico, we sell a majority of our beverages at small retail stores to customers who take the beverages home or elsewhere for consumption. We also sell products through the “on-premise” segment, supermarkets and others. The “on-premise” segment consists of sales through sidewalk stands, restaurants, bars and various types of dispensing machines as well as sales through point-of-sale programs in concert halls, auditoriums and theaters.

     Central America. In Central America, we distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors. At the end of 2005, we operated 35 distribution centers in our Central American territories. In our Central American operations, as in most of our territories, an important part of our total sales volume is through small retailers, and we have low supermarket penetration.

     Colombia.We distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors. During 2005, we closed four distribution facility in Colombia.

     Venezuela.We distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors. During 2005, we closed one distribution facility in Venezuela. Our Venezuelan operations distribute a significant part of total sales through small retailers and supermarkets which in most of our operations have a less significant presence.

     Argentina. As of December 31, 2005, we operated five distribution centers in Argentina. We distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors.

     In 2005, we sold the majority of our products in the take-home segment, which consists of sales to consumers who take the beverages home or elsewhere for consumption. The percentage of total sales volume through supermarkets decreased from 15.4% in 2004 to 14.3% in 2005.

     Brazil. In Brazil, almost 100% of our direct sales volume was through the pre-sale system, although the delivery of our finished products to customers is by a third party. At the end of 2005, we operated 12 distribution facilities in our Brazilian territories. In contrast with the rest of our territories, which have low supermarket penetration, in Brazil we sold more than 20% of our total sales volume through supermarkets in 2005. In addition, in designated zones, third-party distributors purchase our products at a discount from the wholesale price and resell the products to retailers.

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

     Mexico. Our principal competitors in Mexico are bottlers of Pepsi products, whose territories overlap but are not co-extensive with our own. These competitors include Pepsi Gemex, S.A. de C.V. in central Mexico, a subsidiary of PBG, the largest bottler of Pepsi products globally, and several other Pepsi bottlers in central and southeast Mexico. In addition, we compete with Cadbury Schweppes and with other national and regional brands in our Mexican segment. We continue to face competition from low price producers offering multiple serving size presentations in the soft drink industry.

     Central America. In the countries that comprise our Central America segment, our main competitors are Pepsi bottlers. In Guatemala and Nicaragua, we compete against a joint venture between AmBev and The Central American Bottler Corporation; in Costa Rica, our principal competitor is Embotelladora Centroamericana, S.A. and in Panama, our main competitor is Refrescos Nacionales, S.A. During 2005, we continued to face an increase in competition from low price producers offering multiple serving size presentations in some Central American countries.

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

Raw Materials

     Pursuant to the bottler agreements with The Coca-Cola Company, we are required to purchase concentrate, including aspartame, an artificial sweetener used in diet sodas, for all Coca-Cola trademark beverages from companies designated by The Coca-Cola Company. The price of concentrate for all Coca-Cola trademark beverages is a percentage of the average price we charge to our retailers net of applicable taxes. Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage has historically been set pursuant to periodic negotiations with The Coca-Cola Company. In most cases, concentrate is purchased in the local currency of the territory.

     In 2005, The Coca-Cola Company informed us that it will gradually increase concentrate prices for carbonated soft drinks over a three year period in Mexico beginning in 2007 and in Brazil beginning in 2006. Based on our internal estimates for revenues and sales volume mix, we currently expect the incremental annual cost in Mexico to be approximately US$ 20 million in 2007, increasing gradually by a similar amount during the following two years, and to reach approximately US$ 60 million by the end of 2009. In Brazil, the increase will affect all carbonated soft-drink presentations. Based on our estimates, we currently expect our annual costs in Brazil to rise by approximately US$ 1.0 million in 2006, increasing gradually by a similar amount the following two years, and to reach approximately US$ 3.8 million by the end of 2008. We have informed The Coca-Cola Company that in order to offset the impact on our profitability that such concentrate prices represent, we intend to reduce our contribution to marketing expenditures of its soft drink brands in Mexico and Brazil, effective the same dates as the cost increases.

     In addition to concentrate, we purchase sweeteners, carbon dioxide, resin and ingots to make plastic bottles, finished plastic and glass bottles, cans, closures and fountain containers, as well as other packaging materials. Our bottler agreements provide that, with respect to Coca-Cola trademark beverages, these materials may be purchased only from suppliers approved by The Coca-Cola Company. Prices for packaging materials historically are determined with reference to the U.S. dollar, although the local currency equivalent in a particular country is subject to price volatility in accordance with changes in exchange rates. Our most significant packaging raw material costs arise from the purchase of resin, plastic ingots to make plastic bottles and finished plastic bottles, which we obtain from international and local producers. The prices of these materials are tied to crude oil prices, and we have recently experienced volatility in the prices we pay for these materials. In Mexico, our average price for resin increased by more than 25% in U.S. dollars in 2005. Resin prices may continue to increase in the future.

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

     In December 2001, the Mexican government expropriated the majority of the sugar mills in Mexico. To manage this industry, the Mexican government entered into a trust agreement with Nacional Financiera, S.N.C., which we refer to as Nafin, a Mexican government-owned development bank, pursuant to which Nafin acts as trustee. In addition, the Mexican government imposed a 20% excise tax, effective January 1, 2002, on carbonated soft drinks sweetened with high fructose corn syrup. As a result, we converted our Mexican bottler facilities to sugar cane-based production in early 2002. On January 1, 2003, the Mexican government broadened the reach of this tax by imposing a 20% excise tax on carbonated soft drinks produced with non-sugar sweetener. The effect of these excise taxes was to limit our ability to substitute other sweeteners for sugar. We have initiated proceedings in Mexican federal court against this excise tax that have allowed us to cease paying the tax in 2005 and as of March 31,

2006. We are also resuming the use of high fructose corn syrup as a sweetener. See “Item 8. Financial Information––Legal Proceedings—Mexico.”

     Imported sugar is also presently subject to import duties, the amount of which is set by the Mexican government. As a result, sugar prices in Mexico are in excess of international market prices for sugar. Sugar prices stabilized in 2005 after significant increases in 2004.

     Central America. The majority of our raw materials such as glass and plastic bottles and cans are purchased from several local suppliers. Sugar is available from one supplier in each country. Local sugar prices are significantly higher than international market prices, and our ability to import sugar or high fructose corn syrup is limited.

     Colombia. We use sugar as a sweetener in our products, which we buy from several domestic sources. We purchase pre-formed ingots from Amcor and Tapón Corona de Colombia S.A., in which we had a 40% equity interest until June 2005. We purchase all our glass bottles and cans from suppliers, in which our competitor Postobón owns a 40% equity interest. Other suppliers exist for glass bottles, however, cans are available only from this one source.

     Venezuela. We use sugar as a sweetener in our products, of which we purchase the majority from the local market . Since 2003, we have experienced a sugar shortage due to lower domestic production and the inability of the main sugar importers to obtain permissions to import. However, we were able to meet our sugar requirements through imports. We only buy glass bottles from one supplier, Productos de Vidrio, S.A., a local supplier, but there are other alternative suppliers authorized by The Coca-Cola Company. We have several supplier options for plastic non-returnable bottles but we acquire most of our requirements from ALPLA de Venezuela, S.A. One exclusive supplier handles all our can requirements.

     Argentina. In Argentina, we use high fructose corn syrup from several different local suppliers as sweetener in our products instead of sugar. We purchase glass bottles, plastic cases and other raw materials from several domestic sources. We purchase pre-formed plastic ingots, as well as returnable plastic bottles, at competitive prices from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil, and other international suppliers. We purchase crown caps and plastic closures from local and international suppliers. We purchase our can presentations and juice-based products for distribution to customers in Buenos Aires from CICAN S.A., in which we own a 48.1% equity interest.

     Brazil. Sugar is widely available in Brazil at internal market prices, which historically have been lower than international prices. We expect sugar prices to increase in 2006. We purchase glass bottles, plastic bottles and cans from several domestic and international suppliers.

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

     Taxation of Soft Drinks. All the countries in which we operate, impose a value-added tax on the sale of soft drinks, with a rate of 15% in Mexico, 12% in Guatemala, 15% in Nicaragua, 13% in Costa Rica, 5% in Panama, 16% in Colombia, 14% in Venezuela, 18% (São Paulo) and 17% (Mato Grosso do Sul) in Brazil and 21% in Argentina. In addition, several of the countries in which we operate impose the following excise or other taxes:

  Mexico imposes a 20% excise tax on carbonated soft drinks produced with non-sugar sweeteners. See “Item 8. Financial Information—Legal Proceedings.”
  Guatemala imposes an excise tax of 0.18 cents in local currency (Ps. 0.25 as of December 31, 2005) per liter of soft drink.
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

     In addition, we are subject to the Ley Federal de Derechos (the Federal Law of Governmental Fees), also enforced by SEMARNAP. Adopted in January 1993, the law provides that plants located in Mexico City that use deep water wells to supply their water requirements must pay a fee to the city for the discharge of residual waste water to drainage. In 1995, certain municipal authorities began to test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by SEMARNAP. All of our bottler plants located in Mexico City, as well as the Toluca plant, met these new standards in 2001. See “—Description of Property, Plant and Equipment.”

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

BOTTLER AGREEMENTS

Coca-Cola Bottler Agreements

     Bottler agreements are the standard agreements for each territory that The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrates for certain Coca-Cola trademark beverages. We manufacture, package, distribute and sell soft drink beverages and bottled water under a separate bottler agreement for each of our territories.

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

     The Coca-Cola Company contributed a significant portion of our total marketing expenses in our territories during 2005, period in which we also contributed to The Coca-Cola Company’s marketing expenses. Although we believe that The Coca-Cola Company intends to continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders —The Shareholders Agreement.”

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

Segment	Expiration Date	Renewal Provision

Mexico	For two territories – June 2013	10 years, renewable automatically.
	For two territories – May 2015	10 years, renewable automatically.
Central America(1)	Guatemala – June 2006	Renewable as agreed between the parties.
	Nicaragua – June 2006	Five years, requires notice at least six but not
more than 12 months before expiration date.
	Costa Rica – September 2007	Five years, requires notice at least six but not
more than 12 months before expiration date.
Colombia	June 2006	Five years, requires notice at least six but not
more than 12 months before expiration date.
Venezuela	For Coca-Cola trademark beverages	Five years, requires notice at least six but not
	– August 2006	more than 12 months before expiration date.
	For other beverages – August 2006	Renewable as agreed between the parties.
Argentina	September 2014	10 years, renewable automatically.
Brazil	December 2004(2)	Five years, requires notice at least six but not
more than 12 months before expiration date.
___________________
(1)	We are currently in the process of finalizing the bottler agreement for Panama, which we expect will be substantially similar to our existing bottler agreements.
(2)	We are still in the process of negotiating renewals for these territories.

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

See “Item 5. Operating and Financial Review and Prospects—Capital Expenditures.”

     As of December 31, 2005, we owned 30 bottler plants company wide. By country, we have twelve bottler facilities in Mexico, four in Central America, six in Colombia, four in Venezuela, three in Brazil and one in Argentina.

     Since the Panamco acquisition in May 2003, we consolidated 22 of our plants into existing facilities, including four plants in Mexico, one in Central America, eleven in Colombia, five in Venezuela and one in Brazil. During the same period, we have increased our productivity measured in unit cases sold by our remaining plants by more than 80% company wide as of December 31, 2005.

     As of December 31, 2005 we operated 228 distribution centers, more than 45% of which were in our Mexican territories. We own approximately 80% of these distribution centers and lease the remainder. See “Item 4. The Company—Product Distribution.”

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

     The table below summarizes by country principal use, installed capacity and percentage utilization of our production facilities:

Production Facility Summary
As of December 31, 2005

Country	Principal Use	Installed Capacity (thousands of unit cases)	% Utilization (1)

Mexico	Bottler Facility	1,578,693	63%
Guatemala	Bottler Facility	34,151	69%
Nicaragua	Bottler Facility	51,387	51%
Costa Rica	Bottler Facility	56,389	58%
Panama	Bottler Facility	55,344	36%
Colombia	Bottler Facility	322,498	50%
Venezuela	Bottler Facility	284,376	60%
Argentina	Bottler Facility	182,275	79%
Brazil	Bottler Facility	464,889	56%
___________________
(1) Annualized rate.

The table below summarizes by country plant location and facility area of our production facilities:

Production Facility by Location
As of December 31, 2005

Country	Plant	Facility Area (thousands of sq. meters)

Mexico	San Cristóbal de las Casas, Chiapas	24
	Cedro, Distrito Federal	18
	Cuautitlán, Estado de México	35
	Los Reyes la Paz, Estado de México	28
	Toluca, Estado de México	280
	Celaya, Guanajuato	87
	León, Guanajuato	38
	Morelia, Michoacán	50
	Juchitán, Oaxaca	27
	Ixtacomitán, Tabasco	90
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	96

Guatemala	Guatemala City	46

Nicaragua	Managua	71

Costa Rica	San José	52

Panama	Panama City	29

Colombia	Barranquilla	27
	Bogotá	89
	Bucaramanga	27
	Cali	89
	Manantial	33
	Medellín	44

Venezuela	Antímano	14
	Barcelona	141
	Maracaibo	34
	Valencia	91

Argentina	Alcorta	73

Brazil	Campo Grande	36
	Jundiaí	191
	Moji das Cruzes	95

SIGNIFICANT SUBSIDIARIES

     The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2005:

Name of Company	Jurisdiction of Incorporation	Percentage Owned

Propimex, S.A. de C.V	Mexico	100.00%
Administración y Asesoría Integral, S.A. de C.V	Mexico	100.00%
Corporación Interamericana de Bebidas, S.A. de C.V	Mexico	100.00%
Panamco México, S.A. de C.V	Mexico	99.24%
Panamco Bajío, S.A. de C.V	Mexico	96.11%
Kristine Oversease, S.A. de C.V. (holding company of Brazilian
operations)	Mexico	83.11%

Item 4A. Unresolved Staff Comments

None

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

     Acquisition of Panamco. On May 6, 2003, we completed the acquisition of Panamco. The acquisition of Panamco resulted in a substantial increase in the size and geographic scope of our operations. The purchase price for 100% of the capital stock of Panamco was Ps. 32,084 million, excluding transaction expenses. We also assumed Ps. 9,875 million of net debt. The acquisition was financed with new indebtedness of Mexican pesos and U.S. dollars in the amount of Ps. 18,768 million, an exchange of The Coca-Cola Company’s equity interests in Panamco valued at Ps. 7,654 million for new shares of our company, cash on hand of Ps. 3,066 million and an equity contribution from FEMSA of Ps. 3,020 million. As a result of the Panamco acquisition, in accordance with Mexican GAAP, we recognized as intangible assets with indefinite lives, the rights to produce and distribute trademark brands of The Coca-Cola Company. These identified intangibles, calculated as the difference between the price paid and the fair value of the net assets acquired, were valued at Ps. 37,154 million, including financial and advisory fees, costs associated with closing certain acquired facilities, rationalizing and consolidating operations, relocating the corporate and other offices and the integration of the operations.

     Comparability of Information Presented; Reporting Segments. Under Mexican GAAP, Panamco is included in our consolidated financial statements from May 2003 and is not reflected for periods prior to this date. As a result, our consolidated financial information for the year ended December 31, 2003 is not comparable to subsequent periods. Financial information provided by us with respect to the acquired territories is also not comparable to Panamco’s consolidated financial statements for prior periods as they were prepared using different policies and in accordance with U.S. GAAP and in U.S. dollars.

     For our consolidated financial statements as of and for the years ended December 31, 2005 and 2004, we reported each of Mexico, Central America, Colombia, Venezuela, Argentina and Brazil as a separate reporting segment. Through our acquisition of Panamco, we acquired additional territories in Mexico, which are reported as part of our Mexico segment, as well as territories in Central America, Colombia, Venezuela and Brazil. We did not acquire any additional territories in Argentina, the segment information for which is fully comparable for all periods.

     Average Price Per Unit Case. We use average price per unit case to analyze average pricing trends in the different territories in which we operate. We calculate average price per unit case by dividing net sales by total sales volume.

     Effects of Changes in Economic Conditions. Our results of operations are affected by changes in economic conditions in Mexico and in the other countries in which we operate. For the years ended December 31, 2005, 2004 and 2003, 57.1%, 57.8% and 65.4%, respectively, of our net sales were attributable to Mexico. After the acquisition of Panamco, we have greater exposure to countries in which we have not historically conducted operations, particularly countries in Central America, Colombia, Venezuela and Brazil, although we continue to generate a majority of our net sales in Mexico.

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

     Returnable Bottles and Cases; Allowance for Bottle Breakage. We expense returnable bottles and cases that are in the market as they are placed in the hands of customers. For new launches of returnable products or presentations, we recognize the expense over a one-year period. These bottles and cases in the hands of customers represent the majority of our returnable packaging base.

     We classify returnable bottles and cases that are in our control in our facilities or under a loan to customers as fixed assets in accordance with industry practice. We expense breakage as incurred for these bottles and cases. We periodically compare this breakage expense with a depreciation expense calculated on the basis of estimated useful life, which is four years in most cases for returnable glass bottles, one year for returnable plastic bottles and four years for returnable cases. These useful lives are determined in accordance with our business experience. Historically, the annual calculated depreciation expense has been similar to the annual book breakage expense. Whenever we decide to discontinue a particular returnable presentation and retire it from the market, we write-off the discontinued presentation through an increase in the breakage expense. We determine depreciation of bottles and cases only for tax purposes in Mexico and some other countries.

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

     We include refrigeration equipment in other assets and record it initially at the cost of acquisition. Equipment of domestic origin is restated by applying domestic inflation factors. Imported equipment is restated by applying the inflation rate of the country of origin and then translated at the year-end exchange rate. Refrigeration equipment is amortized based on an estimated average useful life of approximately five years. Major refrigeration equipment repairs were initiated in Mexico in 2004. These repairs were capitalized and are being amortized over a two-year period net of the undepreciated value of the parts replaced.

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

     We valued at fair value all of Panamco’s assets and liabilities as of the date of the acquisition and, as required by Bulletin C-8, we conducted an analysis of the excess purchase price over the fair value of the net assets. The analysis resulted in the recognition of an intangible asset with indefinite life in the amount of Ps. 37,154 million for the right to produce and distribute Coca-Cola trademark beverages, which will be subject to annual impairment tests, under U.S. GAAP and Mexican GAAP. The fair value of the assets and liabilities was determined based on the following:

  The fair value of the assets acquired (determined as the value of the fixed assets, the returnable bottles and the coolers considering (1) their remaining useful lives, (2) their general operational condition at the acquisition date, (3) certain operational and strategic decisions implemented when we assumed control of the operations and (4) compliance with our accounting policies and estimates).

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

     Under U.S. GAAP, SFAS No. 142, “Goodwill and Other Intangible Assets,” effective in 2002, goodwill and intangible assets are no longer subject to amortization, but instead are subject to an initial impairment review and subsequent impairment test. This test is performed annually unless an event occurs or circumstances change by which it becomes more likely than not that a reporting unit will reduce its fair value below its carrying amount, in which case an interim impairment test is performed. Our impairment review indicates that no impairment charge is required as of the end of 2005.

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

     Labor Liabilities. Our labor liabilities include obligations for pension and retirement plans, seniority premiums and beginning in 2005 severance indemnity liabilities, all based on actuarial calculations by independent actuaries, using the projected unit credit method. Beginning January 1, 2005, revised Bulletin D-3 establishes that severance payments resulting from situations other than a restructuring should be charged to the income statement in accordance with actuarial calculations based on the Company’s severance indemnity history of the last three years. Until December 31, 2004 such severance indemnities were charged to expenses on the date when a decision was taken. These liabilities are considered to be non-monetary and are restated using long-term assumptions. The cost for the year of labor liabilities is charged to income from operations. The determination of our obligations and expenses for labor obligations depends on our selection of certain assumptions used by actuaries in calculating such amounts.

     We evaluate our assumptions at least annually. Those assumptions are described in Note 15 to our consolidated financial statements and include the discount rate, expected long-term rate of return on plan assets, rates of increase in compensation costs and certain employee-related factors, such as turnover, retirement age and mortality. The assumptions include the economic risk involved in the countries in which our business operates.

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

     The following table is a summary of the three key assumptions to be used in determining 2006 annual pension expense, along with the impact on pension expense of a 1% change in each assumed rate:

Assumption	2006 rate	Impact of 1% change
	(in real terms) (1)	(millions) (2)

Mexican Subsidiaries:
Discount rate	6.0%	+ Ps. (46)

		- Ps. 43
Salary growth rate	2.0%	+ Ps. 49
		- Ps. (48)
Long-term asset return	6.0%	+ Ps. (46)
		- Ps. 43
Non-Mexican Subsidiaries:
Discount rate	4.5%	+ Ps. (37)
		- Ps. 44
Salary growth rate	1.5%	+ Ps. 36
		- Ps. (26)
Long-term asset return	4.5%(3)	+ Ps. (37)
		- Ps. 44
________________________________________
(1)	Calculated using a measurement date of November 2005.
(2)	“+” indicates an increase of 1%; “-” indicates a decrease of 1%.The impact is not the same for an increase of 1% as for a decrease of 1% because the rates are not linear.
(3)	Not applicable for Colombia, Nicaragua and Guatemala.

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

New Accounting Pronouncements

     The following new accounting standards have been issued under Mexican GAAP, the application of which is required as indicated.

     As of May 31, 2004, the Mexican Institute of Public Accountants or IMCP formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards, or CINIF, consistent with the international trend of requiring this function be performed by an independent entity.

     Accordingly, the IMCP’s task of issuing bulletins and circulars of Mexican GAAP was transferred to CINIF, which subsequently renamed standards of Mexican GAAP as Normas de Información Financiera (Financial Reporting Standards, or “NIFs”), and determined that NIFs encompass (1) new bulletins established under the new function; (2) any interpretations issued thereof; (3) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (4) International Financial Reporting Standards, or IFRS, that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

     One of the main objectives of CINIF is to attain greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in Mexican GAAP and establishing a Conceptual Framework to support the development of financial reporting standards and to serve as a reference in solving issues arising in the accounting practice. The Conceptual Framework is formed by eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins.

The most significant changes established by these standards are as follows:

  In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.

  NIF A-5 includes a new classification for revenues and expenses: ordinary and extraordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are inherent in the entity’s activities, whether frequent or not; extraordinary revenues and expenses refer to unusual transactions and events, whether frequent or not.

  NIF A-7 requires the presentation of comparative financial statements for at least with the preceding period. Through December 31, 2004, the presentation of prior years’ financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the names of the officers or administrative bodies authorizing the related issuance.

  NIF B-1 establishes that changes in particular standards, reclassifications and correction of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

     At the date of issuance of these financial statements, we have not fully assessed the effects of adopting these new standards on its financial information.

     The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated. We do not anticipate that these new standards will have a significant impact on our consolidated financial position or results of operations.

     SFAS No. 123(R), “Share-Based Payments,” or SFAS No. 123(R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board Opinion (“APB”) No. 25, ”Accounting for Stock Issued to Employees“ to stock compensation awards issued to employees. Rather, SFAS No. 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide services in exchange for the award (usually the vesting period). SFAS No. 123(R) applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. SFAS No. 123(R) will be effective for the fiscal year ending December 31, 2006. We do not grant stock options to employees.

     SFAS No. 151, “Inventory Costs,” or SFAS No. 151. SFAS No. 151 is an amendment to Accounting Research Bulletin No. 43. This statement clarifies that abnormal amounts of idle capacity expense, freight, handling costs and wasted materials should be recognized as current period charges and requires the allocation of fixed production overhead cost to inventory based on the normal capacity of the production facilities. This guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application allowed for inventory costs incurred during fiscal years beginning after November 23, 2004. We adopted this accounting standard effective January 1, 2006.

      SFAS No. 153, “Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29,”or SFAS No. 153. In December 2004, the FASB issued SFAS No. 153, which amends APB Opinion No. 29, “Accounting for Non-monetary Transactions” to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 is effective for non-monetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. We adopted this accounting standard effective January 1, 2006.

     SFAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3,” or SFAS No. 154. In May 2005, the FASB issued SFAS No. 154. This statement replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting a change in accounting principle. This statement applies to all voluntary changes in accounting principle and also to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires “retrospective application” to prior periods’ financial statements of changes in accounting principle instead of recognize voluntary changes in accounting principle by including in net income of the period the change of the cumulative effect refer to a new pronouncement. This guidance is applicable for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

     Emerging Issues Task Force (“EITF”) Issue No. 96-16, “Investor’s Accounting for Investee when the Investor has a Majority of the Voting Interest but the Minority Shareholder or Shareholders have Certain Approval or Veto Rights,” or EITF 96-16. In June 2005, the Emerging Issues Task Force agreed to amend Item 4 of the Protective Rights section of this consensus as well as Example 1 of Exhibit 96-16A to be consistent with the consensus reached in Issue 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership Right”. EITF 96-16 Item 4 specifies that a right with respect to acquisitions or dispositions of assets that are not expected to be undertaken in the ordinary course of the business is considered as a protective right that does not overcome the presumption of consolidation by the investor with a majority voting interest in its investee. This amendment is applicable to new investments and to investment agreements that are modified after June 29, 2005. The consensus of this amendment to EITF 96-16 does not change our current equity method of accounting of for its investment in our subsidiaries in its U.S. GAAP consolidated financial statement.

     EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” or EITF 03-01. On November 3, 2005, the FASB issued FASB Staff Position FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. This FSP addresses the determination as to when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting consideration subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” and SFAS No. 124 “Accounting for Certain Investments Held by Not-for-Profit Organizations” and APB Opinion No.18 “The Equity Method of Accounting for Investments in Common Stock”. We will adopt the recognition and measurement guidance of EITF 03-01 in 2006, when applicable.

     EITF Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty,” or EITF 04-13. In September 2005, the FASB ratified the consensus reached by the EITF regarding EITF 04-13. This guidance addresses the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single non-monetary transaction with the scope of APB Opinion No. 29 “Accounting for Non-monetary Transactions”. The EITF reached a consensus that a non-monetary exchange whereby an entity transfers finished goods inventory in exchange for the receipt of raw materials or work-in-progress inventory within the same line of business is not considered as an exchange transaction to facilitate sales customers as described in APB Opinion No. 29 paragraph 20(b) and therefore should be recognized by the entity at fair value if it is determinable within reasonable limits and the transaction has commercial substance. All other non-monetary exchanges of inventory within the same line of business should be recognized at the carrying amount of the inventory transferred. The EITF agreed that this consensus should be applied to transactions completed in reporting periods beginning after March 2006. We will adopt this guidance in 2006.

     EITF Issue No. 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination,” or EITF 05-6. In June 2005, the EITF reached a consensus on EITF 05-6. This guidance determines that leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease period and renewals that are deemed to be reasonably assured at the date of acquisition. The EITF also agreed that leasehold improvements that are placed in service significantly after and not contemplated at or near beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvement are purchased. This consensus is applicable to leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005.

     FSP FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period.”. In October 2005, the FASB addressed that there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Therefore rental costs associated with ground or building operating leases that are incurred during construction period shall be recognized as rental expense. This guidance shall be applied to the first reporting period beginning after December 15, 2005. Currently, for U.S. GAAP purposes, we record rental expenses in the income statement as incurred.

Results of Operations

     The following table sets forth our consolidated income statement for the years ended December 31, 2005, 2004 and 2003:

	Year Ended December 31,

	2005(1)	2005		2004			2003(2)

	(in millions of U.S. dollars or millions
	of constant Mexican pesos
	at December 31, 2005, except per share data)
Revenues:
Net sales	$4,690	Ps.	49,840	Ps.	47,422	Ps	38,664
Other operating
revenues	34		358		344		398

Total revenues	4,724		50,198		47,786		39,062
Cost of sales	2,398		25,486		24,351		19,614

Gross profit	2,326		24,712		23,435		19,448
Operating expenses:
Administrative	265		2,819		2,824		2,156
Selling	1,243		13,210		12,624		9,953

	1,508		16,029		15,448		12,109

Income from operations	818		8,683		7,987		7,339
Integral result of
financing:
Interest expense	231		2,452		2,622		1,681
Interest income	(26)		(280)		(288)		(265)
Foreign exchange
(gain) loss, net	(21)		(223)		36		2,206
Gain on monetary
position	(76)		(813)		(1,537)		(946)

	108		1,136		833		2,676

Other expense, net	28		303		408		281

Income for the year
before income taxes
and employee profit
sharing	682		7,244		6,746		4,382
Income taxes and
employee profit sharing	241		2,562		1,142		1,843

Net income for the year
before change in
accounting principle	441		4,682		5,604		2,539
Change in accounting
principle	(2)		(22)

Net income for the year	$443	Ps.	4,704	Ps.	5,604	Ps.	2,539

Majority net income	$432	Ps.	4,586	Ps.	5,580	Ps.	2,520
Minority net income	11		118		24		19

Weighted average shares
outstanding (in millions)	1,846.5		1846.5		1,846.4		1,704.3
Majority net income per
share (basic and diluted)	$0.23	Ps.	2.48	Ps.	3.02	Ps.	1.48

________________________________________
(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 10.6275 per US$ 1.00 solely for the convenience of the reader.
(2)	Includes the acquired territories since May 2003.

Results of Operations by Segment

     The following table sets forth certain financial information for each of our segments for the years ended December 31, 2005, 2004 and 2003. See Note 24 to our consolidated financial statements for additional information by segment.

	Year Ended December 31,

	2005		2004		2003(2)

	(millions of Mexican Pesos)

Total revenues
Mexico	Ps.	28,705	Ps.	27,474	Ps.	25,719
Central America(1)		3,428		3,526		2,314
Colombia		4,697		4,294		2,920
Venezuela		4,946		4,683		2,827
Argentina		2,798		2,614		2,241
Brazil		5,819		5,195		3,041

Gross profit
Mexico	Ps.	15,310	Ps.	14,610	Ps.	13,900
Central America(1)		1,643		1,695		1,138
Colombia		2,119		1,995		1,315
Venezuela		1,994		1,962		1,216
Argentina		1,099		1,023		809
Brazil		2,735		2,265		1,313

Income from operations
Mexico	Ps.	6,122	Ps.	5,807	Ps.	6,232
Central America(1)		468		421		216
Colombia		532		457		329
Venezuela		233		368		259
Argentina		422		408		236
Brazil		906		526		198
________________________________________
(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes the acquired territories since May 2003.

Results of Operations for Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Consolidated Results of Operations

     Total Revenues. Consolidated total revenues grew 5.0% to Ps. 50,198 million in 2005, compared to Ps. 47,786 million in 2004. The majority of the growth came from Mexico, Brazil and Colombia, accounting for 43%, 26% and 17% of the total incremental revenues, respectively.

     Consolidated sales volume reached 1,889.2 million unit cases in 2005 compared to 1,812.1 million unit cases in 2004, an increase of 4.3% . Carbonated soft drink volume grew 3.6% as a result of sales volume increases in all of our territories other than Venezuela and Central America. Carbonated soft drink volume growth was mainly driven by the Coca-Cola brand, which accounted for over 50% of incremental volume. A strong marketing campaign, combined with our multi-segmentation strategies in major markets, contributed to this growth.

     Consolidated average price per unit case increased 0.8% from Ps. 26.18 in 2004 to Ps. 26.38 in 2005, driven by average price increases in all our territories, except Central America. Price increases implemented during the year, mainly in Venezuela, Colombia and Argentina, combined with a better packaging and product mix in Mexico and Brazil, resulted in higher average prices per unit case.

     Gross Profit. Our gross profit increased 5.4% to Ps. 24,712 million in 2005, compared with the previous year. Brazil and Mexico accounted for over 90% of this growth. Gross margin improved 20 basis points as a result of higher average prices per unit case in all of our territories, except Central America, and relatively stable average costs per unit case on a consolidated basis. Lower sweetener costs in Mexico and Colombia, combined with the appreciation of local currencies in the majority of our territories applied to our U.S. dollar-denominated costs, more than compensated for price increases in resin used to make plastic bottles.

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

     Operating Expenses. Consolidated operating expenses as a percentage of total revenues declined to 31.9% in 2005 from 32.3% in 2004 due to higher fixed-cost absorption driven by incremental volumes and higher average price per unit case. During 2005, operating expenses in absolute terms increased 3.8% year over year mainly as a result of (1) the implementation of value-creation initiatives, including reconfiguring our distribution network to support new multi-segmentation strategies in major markets by socioeconomic levels and competitive intensity and the implementation of revenue management strategies, (2) salary increases ahead of inflation in some of the countries in which we operate, and (3) higher operating expenses due to increases in maintenance expenses and freight costs in some territories.

     We incur various expenses related to the distribution of our products. We include these types of costs in the selling expenses line of our income statement. During 2005 and 2004, our distribution costs amounted to Ps. 7,008 million and Ps. 6,610 million, respectively. The exclusion of these charges from our cost of sales line may result in the amounts reported as gross profit not being comparable to other companies, which may include all expenses related to their distribution network in cost of sales when computing gross profit (or an equivalent measure).

     Income from Operations. Our consolidated operating income increased 8.7% to Ps. 8,683 million in 2005, compared with 2004. Growth in Mexico, Brazil and Colombia more than compensated for an operating income decline in Venezuela. Our overall operating margin improved 60 basis points to 17.3% during 2005.

     Integral Result of Financing. The term “integral result of financing” refers to the combined financial effects of net interest expense and interest income, net foreign exchange gains or losses, and net gains or losses on monetary position. Net foreign exchange gains or losses represent the impact of changes in foreign-exchange rates on assets or liabilities denominated in currencies other than local currencies and gains or losses resulting from derivative financial instruments. A foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred or the beginning of the period, whichever comes first, and the date it is repaid or the end of the period, whichever comes first, as the appreciation of the foreign currency results in an increase in the amount of local currency, which must be exchanged to repay the specified amount of the foreign currency liability. The gain or loss on monetary position refers to the impact of local inflation on monetary assets and liabilities.

     In 2005 we reported a loss in integral result of financing of Ps. 1,136 million, an increase of 36.4% compared to 2004. Lower gains in our monetary position, as a result of the combined effect of a decline in our monetary liabilities and a lower Mexican inflation rate as applied to these monetary liabilities, more than offset a decline in interest expense and a foreign exchange gain derived from the appreciation of the Mexican peso against the U.S. dollar, as applied to our U.S. dollar-denominated debt.

     Other Expenses. Other expenses decreased to Ps. 303 million in 2005 from Ps. 408 million in 2004. Other expenses were higher in 2004 due to a change in the tax deduction criteria on coolers in Mexico in 2004 that required us to make a one-time payment.

     Income Taxes and Employee Profit Sharing. Income taxes and employee profit sharing increased to Ps. 2,562 million in 2005 from Ps. 1,142 million in 2004. Our consolidated effective income tax and employee profit sharing rate increased from 16.9% in 2004, to 35.4% in 2005, mainly due to a one-time benefit in the amount of Ps. 1,355 million, derived from a gain from a tax lawsuit in 2004 in connection with a deduction of losses arising from a sale of shares during 2002.

     Net Income. Our consolidated majority net income was Ps. 4,586 million during 2005, a decrease of 17.8% compared to 2004, principally due to above mentioned non-recurring events. Earnings per share were Ps. 2.48 (US$ 2.33 per ADS) computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 Series L Shares). Excluding these non-recurring effects, majority net income would have increased 13.8% in 2005.

Consolidated Results Of Operations By Geographic Segment

Mexico

     Total Revenues. Total revenues in Mexico were Ps. 28,705 million in 2005, compared to Ps. 27,474 million in 2004, an increase of 4.5% mainly driven by 3.5% total sales volume growth. Average price per unit case remained relatively stable at Ps. 27.77 in 2005, compared to Ps. 27.72 for 2004. Carbonated soft drinks average price per unit case was Ps. 32.10 during 2005, remaining almost flat as compared to 2004.

     Total sales volume reached 1,025 million unit cases in 2005, an increase of 3.5% compared to 2004, driven by (1) 2.4% sales volume growth of the carbonated soft drinks segment, accounting for more than 56% of the incremental volumes of the year, (2) strong volume growth in the still water category, and (3) strong volume growth in the non-carbonated beverages segment. Carbonated soft drinks volume growth was mainly driven by incremental volumes of the Coca-Cola brand in single serve presentations, which contributed to more than 50% percent of total carbonated soft drinks incremental volumes.

     Income from Operations. Gross profit totaled Ps. 15,310 million, representing a gross margin of 53.3% in 2005, an increase of 10 basis points as compared to 2004. Lower sweetener costs, derived from lower sugar prices and the usage of high fructose corn syrup, combined with the appreciation of the Mexican peso against the U.S. dollar applied to our U.S. dollar-denominated costs, more than offset higher resin prices during the year, resulting in a slight improvement in average cost per unit case.

     Our operating income in 2005 reached Ps. 6,122 million, resulting in a 21.3% operating margin compared to a 21.1% in 2004, as a result of higher fixed-cost absorption driven by higher revenues.

Central America

     Total Revenues. Total revenues in Central America were Ps. 3,428 million in 2005, a decline of 2.8% as compared to 2004, driven by lower average price per unit case, which accounted for 70% of the revenue decline, and a decrease in sales volume comprised the balance. Average price per unit case decreased 2.5% to Ps. 30.94, mainly as a result of a more competitive environment in the majority of the region, driven by the entrance of low-price producers of carbonated soft drinks.

     Total sales volume was 109.4 million unit cases in 2005, a 1.1% decrease as compared to the previous year as a result of lower volumes in Nicaragua and Guatemala. Carbonated soft drinks volume decline more than offset strong volume growth of 20.7% in non-carbonated beverages, including bottled water.

     Income from Operations. Gross profit totaled Ps. 1,643 million in 2005, a reduction of 3.1% as compared to 2004, mainly driven by lower revenues. Higher resin prices and sweetener costs combined with a packaging mix shift towards non-returnable presentations more than offset savings from cost cutting initiatives throughout the region, resulting in a margin decline of 20 basis points to 47.9% in 2005.

     Operating income reached Ps. 468 million in 2005, resulting in an operating income margin of 13.7%, an improvement of 180 basis points as compared to 2004, driven by savings achieved through better distribution practices and from our shared services program implemented throughout the region in 2004.

Colombia

     Total Revenues. Total revenues in Colombia reached Ps. 4,697 million in 2005, an increase of 9.4% as compared to 2004. Over 80% of revenue growth was driven by incremental volume, and higher average price per unit case represented the balance. Average price per unit case reached Ps. 26.14 for 2005, compared to Ps. 25.70 in 2004, recording an increase of 1.7% as a consequence of price increases implemented during the year, and the appreciation of the Colombian peso against the U.S. dollar in 2005, as applied to our net revenues in Mexican pesos under Mexican GAAP.

     Total sales volume was 179.7 million unit cases in 2005, an increase of 7.5% as compared to 2004, mainly driven by 33% volume growth in our flavored carbonated soft drinks, which more than offset still water volume decline. Still water volumes declined as a result of a packaging-rationalization strategy, to reduce the production of still water sold in less profitable presentations.

     The growth of flavored carbonated soft drinks volume was generated by our successful introduction of the brand Crush in different flavors in the market, which reached more than 10% of our total sales volume in 2005. The volume decline in returnable multi-serve presentations was more than offset by volume growth in our 1.25 liter non-returnable plastic presentation for the Crush brand and the 2.5 -liter plastic non-returnable presentation for the Coca-Cola brand.

     Income from Operations. Gross profit totaled Ps. 2,119 million in 2005, an increase of 6.2% as compared to 2004, resulting in a gross margin of 45.1% for the year as compared to 46.5% in 2004. The packaging mix shift towards non returnable plastic presentations, which accounted for 48% of our total sales in 2005, compared with 43% in the previous year, combined with higher resin prices, more than offset savings achieved from the consolidation of our manufacturing network and the appreciation of the Colombian peso against the U.S. dollar, applied to our U.S. dollar-denominated costs.

     Operating income totaled Ps. 532 million, an increase of 16.4%, reaching an operating margin of 11.3%, an improvement of 70 basis points as compared to 2004, driven by higher fixed cost absorption due to higher revenues.

Venezuela

     Total Revenues. Total revenues in Venezuela increased by 5.6% to Ps. 4,946 million in 2005, as compared to Ps. 4,683 million in 2004, driven by higher average price per unit case. Average price per unit case increased by 5.5% to Ps. 28.60 in 2005 as compared to 2004, as a result of price increases implemented during the year.

     Total sales volume was 172.5 million unit cases in 2005, almost flat as compared to 2004. Flavored carbonated soft drinks and non-carbonated drinks decline was offset by volume growth of the Coca-Cola brand and of still water volume. During 2005, despite increasing demand for carbonated soft drinks in the marketplace, our sales volume remained flat due to periodic operating difficulties that prevented us from producing and distributing enough supply.

Income from Operations. Gross profit totaled Ps. 1,994 million in 2005, representing a gross margin of 40.3% as compared to 41.9% in 2004 a decrease of 160 basis points. This decline was a result of higher raw material prices, the devaluation of the Venezuelan bolivar and a shift in packaging mix towards non-returnable presentations, which grew as a percentage of our total sales volume to 72.2% from 66.5% in 2004.

Operating expenses increased 10.5% in 2005 due to salary increases implemented during the year and higher maintenance costs. Operating income totaled Ps. 233 million in 2005, a decrease from Ps. 368 million in 2004, resulting in an operating margin of 4.7% as compared to 7.9% in 2004. The decrease was a result of a reduction in gross profit and increases in operating expenses.

Argentina

     Total Revenues. Total revenues in Argentina reached Ps. 2,798 million, a 7.0% increase as compared to 2004, driven by the combination of better average price per unit case and volume growth, each contributing to approximately half of this growth. Average price per unit case during 2005 grew 4.0% to Ps. 17.97 from Ps. 17.28 in the previous year, as a result of (1) a positive product shift mix towards single-serve presentations from our core and premium brands, which carry higher average price per unit case, (2) incremental volume from our carbonated soft drink premium and core segments, (3) the strong performance of our non-carbonated portfolio and (4) price increases implemented during the year.

     Total sales volume reached 150.1 million unit cases in 2005, an increase of 4.0% over 2004. In 2005, volume growth came from our core and premium brands, which more than offset the volume decline of our value protection brands, which decreased from representing 15.3% of total volume in 2004 to 13.3% in 2005. The majority of the incremental volumes in carbonated soft drinks came from the Coca-Cola brand, with the 0.6 liter presentation alone accounting for almost 40% of the growth. Non-carbonated beverages, excluding still water, almost doubled in sales volume during the year from a very low base in 2004, driven by incremental volume in the juice-based and flavored water products under the Cepita brand. Non-carbonated beverages excluding non-flavored still water, contributed to close to 20% of our incremental volume.

     Income from Operations. Gross profit totaled Ps. 1,099 million in 2005, an increase of 7.4% as compared with the previous year. Higher resin prices, a slight depreciation of the Argentine peso against the U.S. dollar as applied to our U.S. dollar denominated costs, and an increases in labor costs were more than offset by better average price per unit case, resulting in a slight gross margin expansion from 39.1% in 2004 to 39.3% in 2005.

     Operating expenses increased 10.1% in 2005 as compared to 2004, mainly due to higher freight costs and salaries, which were offset by higher average prices per unit case, resulting in a 3.4% increase in our operating income to Ps. 422 million. Our operating income margin decreased 50 basis points to 15.1% from 15.6% in 2004.

Brazil

     Total Revenues. Total revenues in Brazil reached Ps. 5,819 million in 2005, an increase of 12.0% as compared to 2004. Volume growth contributed more than 90% of this increase and better average price per unit case accounted for the balance. Average price per unit case was Ps. 22.43 during the year, an increase of 1.2% as compared to 2004, driven by a channel mix shift to higher profitable channels, such as small retailers and on-premise consumption formats carrying higher average price per unit case, which more than offset a packaging mix shift towards returnable presentations, which carry lower average price per unit case.

     Total sales volume increased 11.0% to 252.5 million unit cases in 2005. The majority of this growth came from our carbonated soft drinks, contributing to over 80% of our incremental volumes and still water growth representing the balance. Carbonated soft drinks posted a strong 9.5% growth in 2005, driven by the Coca-Cola and Fanta brands, accounting for more than 70% of the incremental carbonated soft drinks volume. During 2005, returnable presentations reached 8.0% of our total sales volume, as compared to 5.3% in 2004 driven by the successful roll-out of the 1.0 liter returnable glass presentation for the Coca-Cola brand. Still water sales volume grew 35% in the year, driven by an increased marketing and execution focus on our proprietary still bottled water Crystal brand.

     Income from Operations. Gross profit totaled Ps. 2,735 million in 2005, resulting in a gross margin expansion of 340 basis points, from 43.6% in 2004 to 47.0% in 2005. The appreciation of the Brazilian real against the U.S. dollar, as applied to our raw material costs denominated in U.S. dollars and improvements in manufacturing efficiencies more than offset raw material price increases.

     Operating income reached Ps. 906 million, an increase of 72.2% as compared to 2004, mainly driven by top line growth, resulting in an operating income margin expansion of 550 basis points to 15.6% in 2005. Operating expenses per unit case declined, mainly due to improved operating leverage from an increase in sales volume and the implementation of better commercial practices, including improvements in presale efficiencies.

Results of Operations for Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Our results of operations include the territories acquired in the Panamco acquisition from May 2003. As a result, the acquired territories are included for twelve months of 2004 but only eight months of 2003.

Consolidated Results of Operations

     Total Revenues. Consolidated total revenues grew 22.3% to Ps. 47,786 million in 2004, compared to Ps. 39,062 million in 2003. The inclusion of the acquired territories for twelve months in 2004 more than compensated for the decline in total revenues of our Mexican and Colombian territories.

     Consolidated sales volume reached 1,812.1 million unit cases in 2004 compared to 1,416.3 million unit cases in 2003, an increase of 27.9% . 92.2% of the increase was due to the inclusion of the acquired territories for twelve months of 2004. The remaining increase was driven by volume growth in carbonated soft drinks, in particular the Coca-Cola brand, which more than compensated for jug water volume declines in Mexico and Colombia and flavored carbonated soft drink volume declines in Colombia and Brazil. Introduction of new multiple serving presentations and product and package segmentation efforts in our distribution channels contributed significantly to these results. Consolidated average price per unit case decreased 4.1% from Ps. 27.30 in 2003 to Ps. 26.17 in 2004, mainly driven by a decline in the average price of carbonated soft drinks in our historical Mexican territories and lower prices in the acquired territories.

     Cost of Sales. Cost of sales increased to Ps. 24,351 million in 2004, from Ps. 19,614 million in 2003, as a result of the inclusion of the acquired territories for the twelve months of 2004. As a percentage of total revenues, cost of sales increased 80 basis points, mainly driven by lower average prices per unit case. As we discuss below, raw material increases were offset by operating improvements and the appreciation of local currencies in the territories in which we operate.

     Operating Expenses. Consolidated operating expenses were Ps. 15,448 million in 2004, an increase of 27.6% compared to 2003, due to the inclusion of the acquired territories for twelve months of 2004. As a percentage of total revenues, operating expenses grew 130 basis points due to lower fixed-cost absorption driven by lower average price per unit case. Operating expenses per unit case remained almost flat due to cost-cutting initiatives across all of our territories and better commercial and distribution practices.

     We incur various expenses related to the distribution of our products. We include these types of costs in the selling expenses line of our income statement. During 2004 and 2003, our distribution costs amounted to Ps. 6,610 million and Ps. 5,419 million, respectively. The exclusion of these charges from our cost of sales line may result in the amounts reported as gross profit not being comparable to other companies, which may include all expenses related to their distribution network in cost of sales when computing gross profit (or an equivalent measure).

     Income from Operations. Consolidated income from operations grew to Ps. 7,987 million in 2004, from Ps. 7,339 million in 2003, mainly due to the inclusion of the acquired territories for twelve months of 2004. Income from operations as a percentage of total revenues decreased 210 basis points in 2004, from 18.8% to 16.7%, mainly as a result of the inclusion of our acquired territories, which have lower operating margins and lower average price per unit case.

     Integral Result of Financing. In 2004, we reported a loss in integral result of financing of Ps. 833 million, a decrease of 68.9% compared to 2003. This decrease was driven by the combined effect of a decline of the foreign-exchange loss due to the appreciation of the Mexican peso against the U.S. dollar, as applied to our U.S. dollar-denominated debt, and gains on our monetary position, as a result of an increase of our monetary liabilities, which partially offset higher interest expenses.

     Other Expenses. Other expenses increased to Ps. 408 million in 2004 from Ps. 281 million in 2003, driven mainly by additional restructuring expenses from the integration of acquired territories.

     Income Taxes and Employee Profit Sharing. Income taxes and employee profit sharing decreased from Ps. 1,843 million in 2003 to Ps. 1,142 million in 2004. Our consolidated effective income tax and employee profit sharing rate declined from 42.1% in 2003, to 16.9% in 2004, mainly due to one-time benefits in the amount of Ps. 1,355 million from a gain on a tax lawsuit.

     Net Income. Our consolidated majority net income increased by 121.4% to Ps. 5,580 million in 2004 from Ps. 2,520 million in 2003 due to the reasons discussed above. Net income per share was Ps. 3.02 in 2004 compared to Ps. 1.48, computed in each case on the basis of 1,846.4 and 1,704.3 million shares outstanding, respectively.

Consolidated Results of Operations by Geographic Segment

Mexico

     Total Revenues. Total revenues in Mexico were Ps. 27,474 million in 2004, compared to Ps. 25,719 million in 2003, an increase of 6.8% due to the inclusion of the acquired territories for twelve months of 2004, which offset a total revenues decline in both our original territories and the acquired territories. Average price per unit case was Ps. 27.72, compared to Ps. 30.12 for 2003. Carbonated soft drinks average price per unit case reached Ps. 31.10 during 2004, compared to Ps. 33.61 for 2003. Average prices were adversely impacted by:

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

     Income from Operations. Gross profit totaled Ps. 14,610 million, representing a gross margin of 53.2% in 2004 as compared to 54.0% in 2003. During 2004, we experienced higher raw-material prices, mainly in sugar and resin for the production of plastic bottles. Raw material cost pressures and a more challenging competitive environment that precluded us from increasing prices were offset by gross synergies realized from the integration of the acquired territories, combined with cost-saving initiatives such as light-weighting of plastic bottles, which allows us to use less resin, and greater use of standard sugar as a percentage of the sweetener mix, which is less expensive than refined sugar.

     Our operating income totaled Ps. 5,807 million, resulting in a 21.1% operating margin compared to a 24.2% operating margin in 2003, as a result of lower fixed-cost absorption driven by lower average price per unit case.

Central America

     Total Revenues. Total revenues in Central America reached Ps. 3,526 million in 2004, an increase of 52.4% as compared to 2003. More than 90% of the growth came from the inclusion of the acquired territories for twelve months of 2004. Average price per unit case was Ps. 31.74, compared to an average price per case of Ps. 31.67 in 2003. During the year, we implemented tactical price increases in all of the countries comprising our Central America segment, which partially offset lower average prices per unit case that were driven by increases in total sales volume for multiple serving presentations.

     Total volume reached 111 million unit cases in 2004, increasing 52% over 2003 volume, mainly driven by the inclusion of the acquired territories for twelve months of 2004. The remaining volume growth was also driven by:

  the solid performance of the cola category, especially in Nicaragua and Costa Rica; and

  growth in flavored carbonated soft drinks.

     Income from Operations. Gross profit totaled Ps. 1,695 million in 2004, representing a gross margin of 48.1% as compared to 49.2% in 2003. During the year, we experienced raw material cost pressures across the region, which adversely affected gross margins. Operating income totaled Ps. 421 million, reaching an operating income margin of 11.9%, as compared to 9.3% in 2003, driven by savings achieved through better manufacturing and distribution practices, a higher fixed component in our pre-sale compensation scheme, and a turnaround in profitability in our Guatemalan operations.

Colombia

     Total Revenues. Total revenues in Colombia reached Ps. 4,294 million in 2004, an increase of 47.1% as compared to 2003, due to the inclusion of the acquired territories for twelve months of 2004, which more than compensated for the net sales decline as a result of lower sales volume. Average price per unit case reached Ps. 25.70 for the year as compared to Ps. 25.59 for 2003. Average price per unit case remained relatively stable during the year as a result of:

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

     The majority of the flavored carbonated soft drinks volume decline was generated by returnable single-serve presentations, which was partially offset by growth in our 0.6 -liter plastic non-returnable presentation and our multiple serving presentations, including our new 1.25 -liter returnable glass presentation for the Coca-Cola brand and Quatro, our new Christmas promotional 3.0 -liter plastic non-returnable presentation for the Coca-Cola brand, and our existing 1.25, 2.0 and 2.25 -liter plastic non-returnable presentations for flavored carbonated soft drinks and the Coca-Cola brand.

     Income from Operations. Gross profit totaled Ps. 1,995 million in 2004, reaching a gross margin of 46.5% for the year as compared to 45.0% in 2003. The increase in gross margins was driven by:

  sugar price declines;

  savings achieved from the rationalization of manufacturing facilities; and

  the appreciation of the Colombian peso against the U.S. dollar applied to our U.S. dollar-denominated costs.

     Operating income totaled Ps. 457 million, reaching an operating margin of 10.6% as compared to 11.3% in 2003. Improved distribution and commercial practices, as well as headcount optimization, partially offset freight cost increases derived from our manufacturing rationalization effort.

Venezuela

     Total Revenues. Total revenues in Venezuela reached Ps. 4,683 million in 2004, as compared to Ps. 2,827 million, driven by the inclusion of the acquired territories for twelve months of 2004, which represented 59% of our total revenues growth. During 2004, we implemented tactical price increases in the first and third quarters of 2004, resulting in an average price per unit case of Ps. 27.10, as compared to Ps. 25.65 in 2003.

     Total sales volume reached 173 million unit cases in 2004, increasing 56.9% compared to 2003, driven by the inclusion of the acquired territories for twelve months of 2004, which accounted for approximately 66% of our sales volume growth. The increase in total sales volume was also driven by strong growth across all of our beverage categories.

     Incremental sales volume was mainly driven by the Coca-Cola brand, the Grapette value-protection brand and the multi-flavored carbonated soft drink brand Hit. Our multiple serving presentations contributed to our incremental volume, including the new 2.25 and 3.1 -liter plastic non-returnable presentations for the Grapette value-protection brand.

     Income from Operations. Gross profit totaled Ps. 1,962 million in 2004, representing a gross margin of 41.9% as compared to 43.0% in 2003. During the year, we experienced raw material costs pressures, mainly plastic bottles and sugar, and a shift to non-returnable presentations, which have a higher cost per unit case.

     Operating income totaled Ps. 368 million in 2004, resulting in an operating margin of 7.9% as compared to 9.2% in 2003. Operating expenses were impacted by:

  salary increases implemented during the year;

  additional senior and operating headcount to strengthen our operations in Venezuela; and

  freight cost increases significantly above inflation.

Argentina

     Total Revenues. Total revenues in Argentina reached Ps. 2,614 million, a 16.6% increase as compared to total revenues of Ps. 2,241 in 2003 driven by total sales volume growth of 14%. Average price per unit case grew 3.0% over the course of the year to Ps. 17.32 from Ps. 16.82 in 2003, mainly as a result of price increases implemented during the year.

     Total sales volume reached 144 million unit cases in 2004, an increase of 14.0% over 2003. In 2004, core brands generated approximately 45% of our incremental volume growth, the value-protection brand Tai, accounted for 40%, and brands we sell at a premium price accounted for most of the balance.

     The majority of the total volume growth came from our returnable presentations, including the 1.25 -liter returnable glass presentation for our core brands and the 2.0 -liter returnable plastic bottle only for the Coca-Cola brand, which represented almost 50% of the sales volume increase.

     Income from Operations. Gross profit totaled Ps. 1,023 million in 2004, reaching a gross margin of 39.1%, an improvement of 300 basis points compared to 2003. This improvement was mainly driven by:

  higher sales volume;

  higher average prices per unit case; and

  a favorable mix shift toward returnable presentations, which have lower cost per unit case.

     In 2004, our Argentine territories’ operating income reached Ps. 408 million, an increase of 72.9% compared to Ps. 236 million in 2003, and operating margin rose to 15.6% in 2004 from 10.5% in 2003. Operating expenses as a percentage of total revenues decreased 210 basis points, from 25.6% in 2003 to 23.5% in 2004, mainly as a result of higher fixed-cost absorption due to higher revenues and a 15.5% reduction in administrative expenses.

Brazil

     Total Revenues. Total revenues in Brazil reached Ps. 5,195 million in 2004, an increase of 70.8% as a result of the inclusion of the acquired territories for twelve months of 2004, representing approximately 83% of this growth. Average price per unit case was Ps. 22.17 during the year as compared to Ps. 20.19 in 2003, with the increase resulting from:

  revenue management initiatives;

  tactical price increases; and

  the appreciation of the Brazilian real.

     Total sales volume was 228 million unit cases in 2004, an increase of 59.6% compared to 2003. The sales volume increase was mainly a result of the inclusion of the acquired territories for twelve months in 2004, which accounted for 94% of the total sales volume growth. A strong focus on the Coca-Cola brand and solid growth in single-serve bottled water more than offset the volume decline in flavored carbonated soft drinks.

     The majority of the total volume growth came from multiple serving presentations, including the 1.5, 2.25, 2.5, and 3.0 -liter plastic non-returnable presentations, pursuant to our strategy to diversify from 2.0 -liter plastic non-returnable presentation and 12-ounce cans.

     Income from Operations. Gross profit totaled Ps. 2,265 million in 2004, reaching a gross margin of 43.6% as compared to 43.2% in 2003, reflecting savings achieved from the closure of a manufacturing facility and lower sweetener costs.

     Operating income was Ps. 526 million, reaching an operating income margin of 10.1% for 2004 as compared to 6.5% in 2003. Operating expenses per unit case declined mainly due to improved operating leverage from an increase in sales volume and the implementation of better practices, including taking over previously outsourced services and implementing cost-cutting strategies.

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

     Our total indebtedness was Ps. 20,101 million as of December 31, 2005, as compared to Ps. 25,836 million as of December 31, 2004. Short-term debt and long-term debt were Ps. 4,428 million and Ps. 15,673 million, respectively, as of December 31, 2005, as compared to Ps. 3,389 million and Ps. 22,447 million, respectively, as of December 31, 2004. Cash and cash equivalents were Ps. 1,958 million as of December 31, 2005, as compared to Ps. 3,782 million as of December 31, 2004. Approximately Ps. 71 million of cash as of December 31,2005 is considered restricted cash because it has been deposited to settle accounts payable in Venezuela. As of December 31, 2005, we had a working capital deficit (defined as the excess of current liabilities over current assets) of Ps. 4,426 million, reflecting accounts payable to suppliers of Ps.4,616 million and short-term debt balance of Ps. 4,428 million principally relating to the maturity of long-term debt in 2006.

     As part of our financing policy, we expect to continue to finance our liquidity needs from cash from operations. Nonetheless, as a result of regulations in certain countries in which we operate, it may not be beneficial or, as in the case of exchange controls in Venezuela, practicable for us to remit cash generated in local operations to fund cash requirements in other countries. In the event that cash from operations in these countries is not sufficient to fund future working capital requirements and capital expenditures, we may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. In addition, in the future we may be required to finance our working capital and capital expenditure needs with short-term or other borrowings.

     As of December 31, 2005, we had uncommitted approved lines of credit totaling approximately US$ 865 million (Ps. 9,193 million), which we believe are currently available. In December 2003, we entered into a loan agreement with The Coca-Cola Company that permits us to borrow, upon the satisfaction of certain conditions, US$ 250 million (Ps. 2,657 million) prior to December 20, 2006 for funding working capital needs and for other general corporate purposes at any time when such funding is not otherwise available under our existing lines of credit.

     We continuously evaluate opportunities to pursue acquisitions or engage in joint venture or other transactions. We would expect to finance any significant future transactions with a combination of any of cash from operations, long-term indebtedness and capital stock of our company.

     Sources and Uses of Cash. The following table summarizes the sources and uses of cash for the three years ended December 31, 2005 from our statement of changes in financial position:

	Principal Sources and Uses of Cash
	Year ended December 31,

	(in millions of U.S. dollars and millions of constant
	Mexican pesos at December 31, 2005)

	2005	2005	2004	2003

Net resources generated by operations	$ 622	Ps. 6,613 Ps.	Ps. 8,235 Ps.	Ps. 2,841
Net resources used in investing
activities(1)(2)	(194)	(2,064)	(1,849)	(34,324)
Net resources obtained from (used in)
financing activities(2)	(600)	(6,373)	(5,749)	27,613
Dividends declared and paid	(60)(3)	(636)	(557)	-

(1)	Includes property, plant and equipment plus deferred charges and investment in shares.
(2)	The amounts for 2003 reflect the acquisition of Panamco and the corresponding financing.
(3)	The dividend will be paid on June 15, 2006; although it has already been recorded as an account payable as of March 31, 2006.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2005:

	Maturity
	(in millions of Mexican pesos)
	Less than		4 -5	In excess
	1 year	1-3 years	years	of 5 years	Total

Debt
Mexican pesos(1)	Ps. 1,425	Ps. 6,321	Ps. 1,055	Ps. 4,471	Ps. 13,271
U.S. dollars(1)	2,148	3,216	-	482	5,846
Venezuelan bolivars	389	-	-	-	389
Colombian pesos	211	161	-	-	372
Argentine pesos	224	-	-	-	224
Guatemalan quetzals	25	-	-	-	25
Capital Leases
U.S. dollars	7	7	-	-	14
Interest Payments on Debt(2)
Mexican pesos	1,105	1,912	610	719	4,345
U.S. dollars	489	859	168	40	1,557
Venezuelan bolivars	40	-	-	-	40
Colombian pesos	26	9	-	-	35
Argentine pesos	11	-	-	-	11
Guatemalan quetzals	2	-	-	-	2
Interest Rate Swaps(3)
Mexican pesos	(31)	6	47	57	79
Cross Currency Swaps(4)
U.S. dollars to Mexican pesos(5)	99	290	174	43	606
Mexican pesos to Colombian pesos(6)	(16)	(27)	-	-	(43)
Mexican pesos to Argentine pesos(7)	(0)	-	-	-	(0)
Forward Contracts
Agreements to purchase Mexican Pesos(8)	(10)	-	-	-	(10)
Operating Leases
Mexican pesos	249	378	264	105	986
Guatemalan quetzals	2	-	-	-	2
Nicaraguan cordobas	1	-	-	-	1
Costa Rican colons	3	-	-	-	3
Brazilian reals	47	103	194	-	344
Argentine pesos	4	-	-	-	4
Price Commodity Contracts
U.S. dollars	164	491	95	-	750
Expected Benefits to be Paid for Pension
Plan and Seniority Premium	35	72	74	191	372
Other Long-Term Liabilities(9)	-	-	-	3,126	3,126

________________________________________
(1)	Includes the effect of cross currency swaps, pursuant to which US$ 140 million of U.S. dollar-denominated long-term debt is swapped to Mexican pesos in the amount of Ps. 1,541 million.
(2)
Interest was calculated using debt as of and nominal interest rate amounts in effect on December 31, 2005. Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 10.7109 per U.S. dollar, the exchange rate quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2005, and were not restated in constant Mexican pesos at December 31, 2005.

(3)
Reflects the amount of future payments that we would be required to make. The amounts were calculated by applying the difference between the interest rate swaps and the nominal interest rates contracted to long-term debt at December 31, 2005. Liabilities denominated in U.S. dollars were translated to Mexican pesos as described in footnote (2) above.

(4)	Includes cross currency swap contracts held by us as of December 31, 2005.

(5)
Includes cross-currency swaps from U.S. dollars to Mexican pesos with respect to US$ 140 million of U.S. dollar-denominated debt using the weighted average contracted exchange rate of Ps. 11.01 per U.S. dollar and interest rate swaps from a variable U.S. dollar interest rate to a fixed Mexican peso rate, which have weighted averages rates of 4.7% and 11.0%, respectively.

(6)
Includes cross-currency swaps from Mexican pesos to Colombian pesos with respect to Ps. 1,255 million of Mexican pesos which were swapped to Colombian pesos in the amount of 262,926 million Colombian pesos with a 3 year maturity and interest rate swaps from a variable Mexican peso rate to a fixed Colombian peso rate, which as of December 31, 2005 have weighted averages of 8.6% and 8.5%, respectively. These hedges are not considered hedges for purposes of our consolidated financial statements in accordance with Mexican GAAP, as described in Note 18 thereto.

(7)
Includes cross-currency swaps from Mexican pesos to Argentine pesos with respect to Ps. 55 million of Mexican pesos which were swapped to Argentine pesos in the amount of 15 million Argentine pesos with a one year maturity and interest rate swaps from a variable Mexican peso rate to a fixed Argentine peso rate, which as of December 31, 2005 have weighted averages rates of 8.2% and 7.1%, respectively. These hedges are not considered hedges for purposes of our consolidated financial statements in accordance with Mexican GAAP, as describes in Note 18.

(8)	Forward contract with respect to US$ 70 million with a settlement date of May 3, 2006, paying US dollar rates and receiving Mexican peso rates, held as of December 31, 2005
(9)
Other long-term liabilities reflects liabilities whose maturity dates are undefined and depends on a series of circumstances out of our control, therefore these liabilities have been considered to have a maturity of more than five years.

Debt Structure

     The following chart sets forth the current debt breakdown of the company and its subsidiaries by currency and interest rate type as of December 31, 2005:

	Percentage of	Average	Average Adjusted
Currency	Total Debt(1)	Nominal Rate(2)	Rate(1)(3)

U.S. dollars	32.58%	7.06%	7.66%
Mexican pesos	55.93%	9.54%	9.43%
Colombian pesos	8.04%	8.72%	7.46%
Venezuelan bolivars	1.95%	12.08%	12.08%
Argentine pesos	1.39%	9.38%	9.21%
Guatemalan quetzals	0.12%	6.50%	6.50%
________________________________________
(1)
Includes the effect of derivative contracts held by us as of December 31, 2005, including cross currency swaps from U.S. dollars to Mexican pesos, Mexican pesos to Colombian pesos, Mexican pesos to Argentine pesos and a U.S. dollar forward position.

(2)	Annual weighted average interest rate per currency as of December 31, 2005.
(3)
Annual weighted average interest rate per currency as of December 31, 2005 after giving effect to interest rate swaps. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk––Interest Rate Risk.”

Summary of Significant Debt Instruments

     The following is a brief summary of our significant long-term indebtedness with restrictive covenants outstanding as of December 31, 2005:

     8.95% Notes Due 2006. On October 28, 1996, we entered into an indenture pursuant to which we issued 8.95% Notes due 2006 in the amount of US$ 200 million (Ps. 2,126 million). The indenture imposes certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and sale and leaseback transactions. In addition, upon a change of control, which is defined as the failure of The Coca-Cola Company to hold at least 25% of our capital stock with voting rights, we are required to make an offer to repurchase the notes at their face value.

     7.25% Notes Due 2009. On July 11, 1997, our subsidiary Panamco issued 7.25% Senior Notes Due 2009, of which US$ 290 million (Ps. 3,082 million) remain outstanding as of December 31, 2005. We guaranteed these notes on October 15, 2003. The indenture imposes certain conditions upon a consolidation or merger by us or Panamco and restricts the incurrence of liens and sale and leaseback transactions by Panamco.

     Bank Loans. During 2005, we entered into a number of loans with individual banks in Mexican pesos and U.S. dollars with an aggregate principal amount of Ps 2,650 million and US$ 91 million (Ps. 967 million), respectively. These loans contain restrictions on liens, fundamental changes such as mergers and certain asset sales and subsidiary indebtedness. In addition, we are required to comply with a maximum leverage ratio. Finally, there is an event of default upon a change of control, which is defined as the failure of The Coca-Cola Company to hold at least 25% of our capital stock with voting rights.

     Certificados Bursátiles. During 2003, we established a program for and issued the following certificados bursátiles in the Mexican capital markets:

Issue Date	Maturity		Amount	Rate

2003	2007	Ps.	1,906 million(1)	28-day TIIE(2) + 55 bps
2003	2008	Ps.	1,250 million	182-day CETE(3) + 120 bps
2003	2008	Ps.	2,500 million	91-day CETE(3) + 115 bps
2003	2009	Ps.	500 million	9.90% Fixed
2003	2010	Ps.	1,000 million	10.4% Fixed
________________________________________
(1)
In September 2005, we repurchased the equivalent in Mexican Pesos of Ps. 94 million of our 2003 (28-day TIIE + 55 bps) certificados bursátiles; thus reducing its outstanding amount from Ps. 2,000 million to Ps. 1,906 million.

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

     We are in compliance with all of our restrictive covenants as of December 31, 2005. A significant and prolonged deterioration in our consolidated results of operations could cause us to cease to be in compliance under certain indebtedness in the future. We can provide no assurances that we will be able to incur indebtedness or to refinance existing indebtedness on similar terms in the future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contingencies

     We have various loss contingencies, for which reserves have been recorded in those cases where we believe the results of an unfavorable resolution is probable. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Most of these loss contingencies have been recorded as reserves against intangibles recorded as a result of the Panamco acquisition. Any amounts required to be paid in connection with these loss contingencies would be required to be paid from available cash. The following table presents the nature and amount of the recorded loss contingencies as of December 31, 2005:

	Short-Term		Long-Term			Total

Tax	Ps.	4	Ps.	1,364	Ps.	1,368
Legal		–		168		168
Labor		63		219		282

Total	Ps.	67	Ps.	1,751	Ps.	1,818

     We have other loss contingencies for which we have not recorded a reserve in particular, we have entered into legal proceedings with labor unions and tax authorities. These proceedings are in the ordinary course of business and are common to the industry in which we operate. The aggregate amount of damages sought in these proceedings is US$ 81 million. These contingencies were classified by our legal counsel as less than probable but more than remote of being settled against us. However, we believe that the ultimate resolution of such legal proceedings will not have a material adverse effect on our consolidated financial position or result of operations. These contingencies or our assessment of them may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies.

Capital Expenditures

     The following table sets forth our capital expenditures, including investment in property, plant and equipment, bottles and cases and deferred charges, for the periods indicated on a consolidated and by segment basis:

Consolidated Capital Expenditures

		Year ended December 31,

		2005		2004		2003

		(millions of constant Mexican pesos at
		December 31, 2005)
Property, plant and equipment	Ps.	701	Ps.	963	Ps.	1,292
Bottles and cases		490		442		429
Deferred charges and other investments		821		604		443

Total	Ps.	2,012	Ps.	2,009	Ps.	2,164

Capital Expenditures by Segment

		Year ended December 31,

		2005		2004		2003

		(millions of constant Mexican pesos at
		December 31, 2005)
Mexico	Ps.	1,021	Ps.	1,140	Ps.	1,625
Central America		145		164		155
Colombia		296		126		1
Venezuela		285		235		50
Argentina		86		57		115

Brazil		179		287		218
Total	Ps.	2,012	Ps.	2,009	Ps.	2,164

     Our capital expenditures in 2005 focused on investments in returnable bottles and cases, increasing plant operating efficiencies, placing refrigeration equipment with retailers and, improving the efficiency of our distribution infrastructure and advancing information technology. Through these measures, we strive to improve our profit margins and overall profitability.

     We estimate that our capital expenditures in 2006 will be approximately US$ 250 million (Ps. 2,656 million). Our capital expenditures in 2006 are primarily intended for:

  investments in returnable bottles and cases;

  market investments (primarily for the placement of refrigeration equipment); and

  improvements in our manufacturing facilities and throughout our logistics network.

     We estimate that a majority of our projected capital expenditures for 2006 will be spent in our Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2006. Our capital expenditure plan for 2006 may change based on market and other conditions and our results of operations and financial resources.

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

     The following table provides a summary of the fair value of derivative instruments as of December 31, 2005. The fair market value is obtained mainly from external sources, which are also our counterparties to the relevant contracts.

Fair Value
At December 31, 2005
(in millions of constant Mexican pesos)

	Maturity	Maturity		Maturity	Total
	less than 1	1 - 3	Maturity	in excess	fair
	year	years	4 - 5 years	of 5 years	value

Prices quoted by external sources	7	(42)	(176)	-	(211)

U.S. GAAP Reconciliation

     The principal differences between Mexican GAAP and U.S. GAAP that affect our net income and stockholders’ equity relate to the accounting for:

  inflationary adjustment of prior years financial statements;

  classification differences;

  deferred promotional expenses;

  intangible assets;

  inflationary adjustment of imported equipment;

  capitalization of integral cost of financing;

  derivative financial instruments;

  deferred income tax and employee profit sharing;

  pension plan; and

  minority interest.

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

     Under U.S. GAAP, we had net income of Ps. 4,455 million in 2005, Ps. 5,925 million in 2004 and Ps. 2,498 million in 2003. Net income as reconciled to U.S. GAAP was lower than majority net income as reported under Mexican GAAP by Ps. 131 million in 2005, higher by Ps. 345 million in 2004 and lower by Ps. 22 million in 2003.

     Stockholders’ equity under U.S. GAAP was Ps. 33,751 million, Ps. 30,243 million and Ps. 23,966 million in 2005, 2004 and 2003, respectively. Compared to majority stockholders’ equity under Mexican GAAP, stockholders’ equity under U.S. GAAP was lower by Ps. 17 million, Ps. 172 million and Ps. 1,045 million in 2005, 2004 and 2003, respectively.

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

As of March 31, 2006, our board of directors had the following members:

Series A Directors

José Antonio Fernández Carbajal(1)	Born:	February 1954
Director	First elected:	1993
	Term expires:	2007
	Principal occupation:	Chief Executive Officer, FEMSA.
	Other directorships:	Chairman of the board of FEMSA.
		Vice-Chairman of the board of
		Instituto Tecnológico de Estudios
		Superiores de Monterrey, which we
		refer to as ITESM, Member of the
		boards of directors of Grupo
		Financiero BBVA Bancomer and
		Grupo Industrial Bimbo.
	Business experience:	Held directorships at FEMSA
		Cerveza’s Commercial Division and
		the Oxxo Retail Chain. Has
		experience in the strategic planning
		department of FEMSA and has been
		involved in many managerial and
		operational aspects of FEMSA’s
		businesses.

Series A Directors	Education:	Holds a degree in Industrial
Engineering and an MBA from
ITESM.
	Alternate director:	Alfredo Livas Cantú

Alfonso Garza Garza(2)	Born:	July 1962
Director	First elected:	1996
	Term expires:	2007
	Principal occupation:	Vice President of Human Resources
Officer, FEMSA.
	Other directorships:	Alternate director of FEMSA and
member of the boards of directors of
the Hospital San José Tec de
Monterrey.
	Business experience:	Has experience in several FEMSA
business units and departments,
including Domestic Sales,
International Sales, Procurement and
Marketing, mainly in FEMSA
Empaques, FEMSA Cerveza and was
General Director of FEMSA
Empaques.
	Education:	Holds a degree in Industrial
Engineering from ITESM and an
MBA from Instituto Panamericano
de Alta Dirección de Empresa, which
we refer to as IPADE.
	Alternate director:	Mariana Garza de Treviño(3)

José Luis Cutrale	Born:	September 1946
Director	First elected:	2004
	Term expires:	2007
	Principal occupation:	General Director of Sucocitrico
Cutrale.
	Other directorships:	Member of the boards of directors of
Cutrale North America, Cutrale
Citrus Juice, and Citrus Products.
	Business experience:	Founding partner of Sucocitrico
Cutrale and member of ABECITRUS
(the Brazilian Association of Citrus
Exporters) and CDES (the Brazilian
Government’s Counsel for Economic
and Social Development).
	Alternate director:	José Luis Cutrale, Jr.

Carlos Salazar Lomelín	Born:	April 1951
Director	First elected:	2001
	Term expires:	2007
	Principal occupation:	Chief Executive Officer, Coca-Cola
FEMSA.

Series A Directors	Business experience:	Has held managerial positions in
several FEMSA subsidiaries,
including Grafo Regia and Plásticos
Técnicos Mexicanos. Served as
Chief Executive Officer of FEMSA
Cerveza until 2000.
	Education:	Holds a degree in Economics from
ITESM, a graduate degree in
Economic Development in Italy from
the Instituto di Studio per lo
Suiluppo and Cassa di Risparino
delle Provincie Lambarda and an
MBA from ITESM.
	Alternate director:	Max Michel Suberville

Ricardo Guajardo Touché	Born:	May 1948
Director	First elected:	1993
	Term expires:	2007
	Principal occupation:	Member of the board and Chairman
of the audit committee of Grupo
Financiero BBVA Bancomer.
	Other directorships:	Member of the boards of directors of
El Puerto de Liverpool,
Transportación Marítima Mexicana,
Grupo Industrial Alfa, Grupo
Aeroportuario del Sureste, and
ITESM. Executive directorships in
the financial divisions of Grupo
AXA and Grupo VAMSA.
	Business experience:	Has experience in various positions
in Grupo Visa.
	Education:	Holds degrees in Electrical
Engineering from ITESM and the
University of Wisconsin and a
Masters Degree from the University
of California at Berkeley.
	Alternate director:	Eduardo Padilla Silva

Paulina Garza de Marroquín(3)	Born:	March 1972
Director	First elected:	2005
	Term expires:	2007
	Principal occupation:	Director, FEMSA.
	Other directorships:	Member of the boards of directors of
Pronatura del Noreste and Patronato
de Chipinque.
	Business experience:	Has experience in private banking
and marketing. Held different
positions at Grupo Financiero BBVA
Bancomer and FEMSA Cerveza.
	Education:	Holds a degree in Business
Administration from ITESM.
	Alternate director:	Eva Garza de Fernández(4)

Series A Directors

Federico Reyes García	Born:	September 1945
Director	First elected:	1993
	Term expires:	2007
	Principal occupation:	Corporate Development Officer of
FEMSA.
	Business experience:	Served as Vice President of Finance
and Corporate Development of
FEMSA, Director of Corporate Staff
at Grupo AXA, a major manufacturer
of electrical equipment, and Chief
Executive Officer of Seguros
Monterrey and Fianzas Monterrey.
Has extensive experience in the
insurance sector.
	Education:	Holds a degree in Business and
Finance from ITESM.
	Alternate director:	Alejandro Bailleres Gual

Javier Astaburuaga Sanjines	Born:	July 1959
Director	First elected:	2006
	Term expires:	2007
	Principal occupation:	Chief Financial Officer and
Executive Vice President of Strategic
Development of FEMSA
	Business experience:	Joined FEMSA as a financial
information analyst and later
acquired experience in corporate
development, administration and
finance, held various senior positions
at FEMSA Cerveza between 1993
and 2001, including Chief Financial
Officer and for two years prior to his
current position, was FEMSA
Cerveza’s Director of Sales for the
north region of Mexico. Prior to his
current position, was FEMSA
Cerveza’s Co-Chief Executive
Officer.
	Education:	Holds a degree in accounting from
ITESM.
	Alternate director:	Francisco José Calderón Rojas

Alfonso González Migoya	Born:	January 1945
Director	First elected:	2006
	Term expires:	2007
	Principal occupation:	Independent Consultant.
	Other directorships:	Member of the board and chairmen
of the auditing committee of Banco
Regional de Monterrey, S.A.;
member of the board of Ecko, S.A.
and Berel, S.A.

Series A Directors	Business experience:	Served from 1995 until 2005, as
Corporate Director of Grupo
Industrial Alfa.
	Education:	Holds a degree in Mechanical
engineering from ITESM and an
MBA from the Stanford Graduate
School of Business.
	Alternate director:	Francisco Garza Zambrano

Daniel Servitje Montul	Born:	April 1959
Director	First elected:	1998
	Term expires:	2007
	Principal occupation:	Chief Executive Officer, Grupo
Industrial Bimbo.
	Other directorships:	Member of the boards of directors of
Banco Nacional de Mexico, Grupo
Bimbo and Transforma Mexico.
	Business experience:	Served as Vice President of Grupo
Bimbo.
	Education:	Holds a degree in Business from the
Universidad Iberoamericana in
Mexico and an MBA from the
Stanford Graduate School of
Business.
	Alternate director:	Sergio Deschamps Ebergeney

Enrique Senior	Born:	August 1943
Director	First elected:	2004
	Term expires:	2007
	Principal occupation:	Investment Banker, Allen &
Company.
	Other directorship:	Member of the boards of Televisa
and Premier Retail Networks.
	Business experience:	Among other clients, has provided
financial advisory services to
FEMSA and Coca-Cola FEMSA.
	Alternate director:	Herbert Allen III

Series D Directors

Gary Fayard	Born:	April 1952
Director	First elected:	2003
	Term expires:	2007
	Principal occupation:	Chief Financial Officer, The
Coca-Cola Company.

Series D Directors	Other directorships:	Member of the boards of directors of
Coca-Cola Enterprises and Coca-
Cola Sabco.
	Business experience:	Senior Vice-President of The
Coca-Cola Company and former
Partner of Ernst & Young.
	Education:	Holds a CPA from the University of
Alabama.
	Alternate director:	David Taggart

Irial Finan	Born:	June 1957
Director	First elected:	2004
	Term expires:	2007
	Principal occupation:	President of Bottling Investments,
The Coca-Cola Company.
	Other directorships:	Member of the Board of Directors of
Coca-Cola Enterprises and Altracel
Pharmaceuticals.
	Business experience:	Chief Executive Officer of Coca-
Cola Hellenic. Has experience in
several Coca-Cola bottlers, mainly in
Europe.
	Education:	Holds a Bachelor’s degree from
National University of Ireland.
	Alternate director:	Mark Harden

Charles H. McTier	Born:	January 1939
Director	First elected:	1998
	Term expires:	2007
	Principal occupation:	President, Robert W. Woodruff
Foundation.
	Other directorships:	Member of the board of directors of
the SunTrust Bank of Georgia.
	Business experience:	President of Joseph B. Whitehead
Foundation, The Lettie Pate Evans
Foundation and The Lettie Pate
Whitehead Foundation.
	Education:	Holds a degree in Business
Administration from Emory
University.
	Alternate director:	Carol C. Hayes

Bárbara Garza de Braniff(3)	Born:	December 1959
Director	First elected:	2005
	Term expires:	2007
	Principal occupation:	Private Investor.
	Other directorships:	Alternate member of the boards of
FEMSA and Grupo Financiero
BBVA Bancomer.
	Business experience:	Has experience in finance.
	Education:	Holds a degree in Business Administration and a Masters in Administration from ITESM.
	Alternate director:	Geoffrey J. Kelly

Series L Directors

Alexis E. Rovzar de la Torre	Born:	July 1951
Director	First elected:	1993
	Term expires:	2007
	Principal occupation:	Executive Partner, White & Case.
	Other directorships:	Member of the boards of directors
of FEMSA, Deutsche Bank
(Mexico), Grupo Industrial Bimbo,
Grupo ACIR, Comex, Comsa and
Ray & Berndtseon.
	Business experience:	Has experience in numerous
international business transactions,
including joint ventures, debt to
capital swaps and many other
financial projects.
	Education:	Holds a degree in Law from
UNAM.
	Alternate director:	Arturo Estrada Treanor

José Manuel Canal Hernando	Born:	February 1940
Director	First elected:	2003
	Term expires:	2007
	Principal occupation:	Independent consultant.
	Other directorships:	Member of the boards of directors
of FEMSA and FEMSA Cerveza.
	Business experience:	Served as Managing Partner of
Ruiz, Urquiza y Cía.
	Alternate director:	Helmut Paul

Francisco Zambrano Rodríguez	Born:	January 1953
Director	First elected:	2003
	Term expires:	2007
	Principal occupation:	Vice President, Desarollo
Inmobiliario y de Valores.
	Other directorships:	Member of the board of directors
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

     On June 8, 2004, a group of Brazilian investors, among them José Luis Cutrale, a member of our board of directors, made a capital contribution equivalent to approximately US$50 million to our Brazilian operations in exchange for a 16.9% equity stake in these operations. We have entered into an agreement with Mr. Cutrale pursuant to which he was invited to serve as a director of our company. The agreement also provides for a right of first offer on transfers by the investors, tag-along and drag-along rights and certain rights upon a change of control of either party, with respect to our Brazilian operations.

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

As of March 31, 2006, the following are the principal executive officers of our company:

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
departments of The Coca-Cola
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
Projects Executive and worked in
several departments including
marketing, maintenance, packaging,
bottling, human resources, technical
development and projects.
	Education:	Holds a degree in Mechanical
Engineering from ITESM.

John Anthony Santa María	Born:	August 1957
Otazúa
Chief Operating Officer -	Joined:	1995
Mexico	Appointed to current position:	2003
	Business experience with us:	Has served as Strategic Planning
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
		packaging subsidiaries of FEMSA
		(Famosa and Quimiproductos),
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
________________________________________
(1)	See “—Directors.”

Compensation of Directors and Officers

     For the year ended December 31, 2005, the aggregate compensation of all of our executive officers paid or accrued for services in all capacities was approximately Ps. 125 million, of which approximately Ps. 57 million was paid in the form of cash bonus awards. The aggregate compensation amount also includes bonuses paid to certain of our executive officers pursuant to our stock incentive plan. See “—Stock Incentive Plan” and “––EVA-Based Stock Incentive Plan.”

     The aggregate compensation for directors during 2005 was Ps. 4.3 million. For each meeting attended, we paid US$ 4,000 to each director in 2005. We paid US$ 15,000 per year to each of the members of the Audit Committee and Ps. 7,000 per meeting attended to each of the members of the Finance and Planning and the Evaluation and Compensation Committees.

     Our senior management and executive officers participate in our benefit plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plans. As of December 31, 2005, amounts set aside or accrued for all employees under these retirement plans were Ps. 813 million, of which Ps. 298 million is already funded.

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

     As of March 31, 2006, four administrative trusts, which administer the stock incentive plan, hold a total of 1,175,111 BD Units of FEMSA and 352,738 of our Series L Shares, each representing 0.098% and 0.019% of the total number of shares outstanding of FEMSA and of us, respectively.

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

     As of March 31, 2006, the trust that manages the EVA Stock Incentive Plan, holds a total of 1,910,346 BD Units of FEMSA and 1,143,627 of our Series L Shares, each representing 0.16% and 0.06% of the total number of shares outstanding of FEMSA and of us, respectively.

Share Ownership

     As of March 31, 2006, several of our directors and alternate directors serve on the technical committee as trust participants under the Irrevocable Trust No. 463 established at INVEX, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee, which is the owner of 71.75% of the voting stock of FEMSA, which in turn owns 45.7% of our outstanding capital stock. As a result of the technical committee’s internal procedures, the technical committee as a whole is deemed to have beneficial ownership with sole voting power of all the shares deposited in the voting trust, and the trust participants, as technical committee members, are deemed to have beneficial ownership with shared voting power over those same deposited shares. These directors and alternate directors are Alfonso Garza Garza, Paulina Garza de Marroquin, Bárbara Garza de Braniff, Mariana Garza de Treviño, Max Michel Suberville and Eva Garza de Fernández,.. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” Our Honorary (non-voting) Life Chairman Eugenio Garza Lagüera is also a trust participant and technical committee member. None of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

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

     Our board of directors is supported by committees, which are working groups that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. The following are the three committees of the board of directors:

1. Finance and Planning Committee. The Finance and Planning Committee works with the management to set annual and long-term strategic and financial plans of the company and monitors adherence to these plans. It is responsible for setting our optimal capital structure of the company and recommends the appropriate level of borrowing as well as the issuance of securities. Financial risk management is another responsibility of the Finance and Planning Committee. The members are Javier Astaburuaga

Sanjines, Irial Finan, Federico Reyes García, Ricardo Guajardo Touché and Enrique Senior. The Secretary of the Finance and Planning Committee is Hector Treviño Gutiérrez, our Chief Financial Officer.

2. Audit Committee. The Audit Committee is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, the company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. Alexis E. Rovzar de la Torre is the President of the Audit Committee. The additional members include: Charles H. McTier, José Manuel Canal Hernando and Francisco Zambrano Rodríguez. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards. The Secretary of the Audit Committee is José González Ornelas, head of FEMSA’s internal audit area.

3. Evaluation and Compensation Committee. The Evaluation and Compensation Committee, or Human Resources Committee, reviews and recommends the management compensation programs to ensure that they are aligned with shareholders’ interests and corporate performance. The Evaluation and Compensation Committee is also responsible for identifying suitable director and senior management candidates and setting their compensation levels. It also develops evaluation objectives for the Chief Executive Officer and assesses his performance and remuneration in relation to these objectives. The members of the Evaluation and Compensation Committee are Daniel Servitje Montul, Gary Fayard, Alfonso Garza Garza and Alfonso González Migoya. The Secretary of the Evaluation and Compensation Committee is Eulalio Cerda Delgadillo, head of Coca-Cola FEMSA’s human resources department.

Employees

     As of December 31, 2005, our headcount was as follows: 25,023 in Mexico, 5,275 in Central America, 7,984 in Colombia, 7,339 in Venezuela, 6,765 in Brazil and 3,249 in Argentina. We include in headcount employees of third party distributors who we do not consider to be our employees. The table below sets forth headcount by category for the periods indicated:

	As of December 31,

	2005	2004	2003

Executives	427	427	337
Non-union	15,784	15,409	15,032
Union	23,003	23,590	24,342
Employees of third party distributors	16,421	16,812	17,130

Total	55,635	56,238	56,841

     As of December 31, 2005, approximately 60% of our employees, most of whom were employed in Mexico, were members of labor unions. We had 95 separate collective bargaining agreements with 31 labor unions. In general, we have a good relationship with the labor unions throughout our operations, except in Colombia and Venezuela, which are the subjects of significant labor-related litigation. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” We believe we have appropriate reserves for these litigation proceedings and do not currently expect them to have a material adverse effect.

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

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

     Our capital stock consists of three classes of securities: Series A Shares held by FEMSA, Series D Shares held by The Coca-Cola Company and Series L Shares held by the public. The following table sets forth our major shareholders as of March 31, 2006:

		Percentage Ownership
		of
	Outstanding	Outstanding	Percentage of
Owner	Capital Stock	Capital Stock	Voting Rights

FEMSA (Series A Shares)(1)	844,078,519	45.7	53.6
The Coca-Cola Company (Series D Shares)(2)	731,545,678	39.6	46.4
Public (Series L Shares)(3)	270,906,004	14.7	-

Total	1,846,530,201	100.0	100.0

________________________________________
(1)
FEMSA owns these shares through its wholly-owned subsidiary Compañía Internacional de Bebidas, S.A. de C.V., which we refer to in this annual report as CIBSA. 71.75% of the voting stock of FEMSA is owned by the technical committee and trust participants under Irrevocable Trust No. 463 established at Banco Invex, S.A. Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee. As a consequence of the technical committee’s internal procedures, the technical committee, as a whole, is deemed to have beneficial ownership with sole voting power of all the shares deposited in the voting trust and the following trust participants, as technical committee members, are deemed to have beneficial ownership with shared voting power over those same deposited shares: BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/25078-7 (controlled by Max Michel Suberville), Eugenio Garza Lagüera, Paulina Garza de Marroquín, Bárbara Garza de Braniff, Mariana Garza de Treviño, Eva Gonda Rivera, Eva Garza de Fernández, Consuelo Garza Lagüera, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres Gonzalez, Maria Teresa Gual Aspe, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by Eugenio Garza Lagüera), Corbal, S.A. de C.V. (controlled by Alberto Bailleres Gonzalez), Magdalena Michel de David, Alepage, S.A. (controlled by Consuelo Garza Lagüera), BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/29013-0 (controlled by the estate of José Calderón Ayala, late father of Francisco José Calderón Rojas), Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Franca Servicios, S.A. de C.V. (controlled by the estate of José Calderón Ayala, late father of Francisco José Calderón Rojas) and BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres).

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

     On March 8, 2006, our shareholders approved the non-cancellation of the 98,684,857 Series L Shares (equivalent to approximately 9.87 million ADSs) that were not subscribed for in a rights offering conducted in August 2004. These shares are held in treasury and are available for issuance in connection with future transactions and on terms and conditions determined by our Board of Directors at an issuance price of no less than US$ 2.216 per share or its equivalent in Mexican currency.

     FEMSA and The Coca-Cola Company have reached an agreement pursuant to which, at FEMSA’s request, FEMSA may purchase sufficient shares from The Coca-Cola Company to increase its ownership of our capital stock to 51%. See “—Coca-Cola Memorandum.”

     Our Series A Shares, owned by FEMSA, are held in Mexico and our Series D Shares, owned by The Coca-Cola Company, are held outside of Mexico.

     As of December 31, 2005, there were 23,601,418 of our ADSs outstanding, each ADS representing ten Series L Shares. Approximately 87% of our outstanding Series L Shares were represented by ADSs. As of March 31, 2006, approximately 85% of our outstanding Series L Shares were represented by ADSs, held by approximately 202 holders (including The Depositary Trust Company) with registered addresses outside of Mexico.

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

  The Coca-Cola Company may require the establishment of a different long-term strategy for Brazil. If, after taking into account our performance in Brazil, The Coca-Cola Company does not consider us to be part of this long-term strategic solution for Brazil, then we will sell our Brazilian franchise to The Coca- Cola Company or its designee at fair market value. Fair market value would be determined by independent investment bankers retained by each party at their own expense pursuant to specified procedures.

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

  The Coca-Cola Company will sell to a subsidiary of FEMSA, sufficient shares to permit FEMSA to beneficially own 51% of our outstanding capital stock (assuming that this subsidiary of FEMSA does not sell any shares and that there are no issuances of our stock other than as contemplated by the acquisition). This understanding will be in place until May 2006. In this proposed sale, FEMSA would pay the higher of:

•	The prevailing market price per share at the time of the sale, and

•	The sum of US$ 2.216 per share (US$ 22.16 per ADS) plus The Coca-Cola Company’s carrying costs.

  We may be entering some markets where significant infrastructure investment may be required. The Coca- Cola Company and FEMSA will conduct a joint study that will outline strategies for these markets, as well as the investment levels required to execute these strategies. Subsequently, it is intended that FEMSA and The Coca-Cola Company will reach agreement on the level of funding to be provided by each of the partners. The parties intend that this allocation of funding responsibilities would not be overly burdensome for either partner.

  We entered into a stand-by credit facility, on December 19, 2003, with The Coca-Cola Export Corporation. Under this facility, we may borrow, subject to certain conditions, up to US$ 250 million for working capital and other general corporate purposes at any time when such funding is not otherwise available until December 2006.

RELATED PARTY TRANSACTIONS

FEMSA

     We regularly engage in transactions with FEMSA and its subsidiaries. We believe that our transactions with FEMSA and its subsidiaries are on terms comparable to those that would result from arm’s length negotiations with unaffiliated parties and are reviewed by our Audit Committee.

     We purchase crown caps, plastic bottle caps, cans, commercial coolers, lubricants, detergents, plastic cases and substantially all of our returnable glass bottle requirements for our Mexican operations from subsidiaries of FEMSA under several supply agreements. A subsidiary of FEMSA also sells coolers to our non-Mexican operations. The aggregate amount of these purchases was Ps. 1,302 million, Ps. 1,238 million and Ps. 1,681 million in 2005, 2004 and 2003, respectively.

     We also sell products to a chain of convenience stores owned by FEMSA under the name OXXO. The aggregate amount of these sales was Ps. 593 million, Ps. 269 million and Ps. 165 million in 2005, 2004 and 2003, respectively.

     In November 2000, we entered into a service agreement with a subsidiary of FEMSA for the transportation of finished products from our production facilities to our distribution centers within Mexico. In 2004, this subsidiary also provided consulting services to some of our non-Mexican operations. Pursuant to the agreement, we paid approximately Ps. 749 million, Ps. 685 million and Ps. 455 million in 2005, 2004 and 2003, respectively. See “Item 4. Information on the Company—The Company—Product Distribution.”

     We entered into a service agreement in June 1993 with another subsidiary of FEMSA, pursuant to which it provides certain administrative services relating to insurance, legal and tax advice, relations with governmental authorities and certain administrative and auditing services.

     In November 2001, we entered into two franchise bottler agreements with Promotora de Marcas Nacionales, an indirect subsidiary of FEMSA, under which we became the sole franchisee for the production, bottling, distribution and sale of Mundet brands in the valley of Mexico and in most of our operations in southeast Mexico. Each franchise agreement has a term of ten years and will expire in November 2011. Both agreements are renewable for ten-year terms, subject to non-renewal by either party with notice to the other party. The total payments made under these agreements were Ps. 109 million, Ps. 78 million and Ps. 90 million in 2005, 2004 and 2003, respectively.

     We distribute the Kaiser brands of beer in our territories in Brazil. In January 2006, FEMSA acquired an indirect controlling stake in Cervejarias Kaiser. We have subsequently agreed to continue to distribute the Kaiser beer portfolio and to assume the sales function in São Paulo, Brazil, consistent with the arrangements in place prior to 2004.

     FEMSA is also a party to the understandings we have with The Coca-Cola Company relating to specified operational and business issues that may affect us following completion of the Panamco acquisition. A summary of these understandings is set forth under “—Major Shareholders—The Coca-Cola Memorandum.”

The Coca-Cola Company

     We regularly engage in transactions with The Coca-Cola Company and their affiliates. We purchase all of our concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total payments by us to The Coca-Cola Company for concentrates were approximately Ps. 7,763 million, Ps. 7,221 million and Ps. 6,069 million in 2005, 2004 and 2003, respectively. Our company and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also contributes to our refrigeration equipment investment program. We received contributions to our marketing expenses, which includes the refrigeration equipment investment program, of Ps. 952 million, Ps. 958 million and Ps. 1,307 million in 2005, 2004 and 2003, respectively.

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

     In Mexico, we purchase finished products in cans from Industria Envasadora de Querétaro, S.A. de C.V., or IEQSA, a joint venture with Coca-Cola bottlers in Mexico in which we hold an approximate 33.68% interest. We paid IEQSA Ps. 530 million, Ps. 455 million an d Ps. 278 million in 2005, 2004 and 2003, respectively. IEQSA purchases cans from FEMSA. We also purchase sugar from Beta San Miguel, a sugar-cane producer in which we hold a 2.54% equity interest to which we paid Ps. 575million, Ps.946 million and Ps. 240 million in 2005, 2004, and 2003 respectively. In Argentina, we purchase our can presentations from CICAN, a joint venture with Coca-Cola bottlers in Argentina, Uruguay and Paraguay, in which we own a 48.1% interest. We paid CICAN Ps. 60 million, Ps. 31 million and Ps. 24 million in 2005, 2004 and 2003, respectively. In Colombia, we purchase pre-formed ingots from Tapón Corona, in which we had a 40% equity interest until June 2005 and to which we paid Ps. 113 million, Ps. 206 million and Ps. 125 million in 2005, 2004, and 2003 respectively. We also buy a small quantity of raw materials from Distribuidora Plástica, S.A., Metalforma, S.A. and Vidrios Panameños, S.A. of which we own a 33.3%, 31.0% and 6.84% equity interest, respectively.

     In Mexico, during the second half of 2005, we began to sell some product to Compañía de Servicios de Bebidas Refrescantes, S.A. de C.V., a joint venture among Coca-Cola bottlers in Mexico and The Coca-Cola Company, in which we hold an approximate 26.0% interest, to offer a more complete portfolio of non-carbonated beverages to supermarkets and convenience stores. We sold approximately Ps. 31 million through this joint venture in 2005.

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

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

     See “Item 18. Financial Statements” and pages F-1 through F-39.

Dividend Policy

     For a discussion of our dividend policy, see “Item 3. Key Information—Dividends and Dividend Policy.”

Significant Changes

     No significant changes have occurred since the date of the annual financial statements included in this annual report.

Legal Proceedings

     We are party to various legal proceedings in the ordinary course of business. Other than as disclosed in this annual report, we are not currently involved in any litigation or arbitration proceeding, including any proceeding that is pending or threatened of which we are aware, which we believe will have, or has had, a material adverse effect on our company. Other legal proceedings that are pending against or involve us and our subsidiaries are incidental to the conduct of our and their business. We believe that the ultimate disposition of such other proceedings individually or in an aggregate basis will not have a material adverse effect on our consolidated financial condition or results of operations.

Mexico

     Tax Matters. During 2002 and 2003, we initiated two juicios de amparo (appeals based on the violation of constitutional rights) related to the Impuesto Especial Sobre Productos y Servicios (Special Tax on Products and Services, or IEPS). The 2002 appeal related to the IEPS applicable to inventories in Mexico produced with high fructose corn syrup and the 2003 appeal related to the IEPS applicable to all carbonated soft drinks in Mexico produced with non-sugar sweeteners. In November 2003, we obtained a final favorable decision not subject to appeal from a Mexican federal court for our 2002 appeal and in June 2004 for our 2003 appeal. During 2004 and 2005, we did not pay IEPS in any of our Mexican operations, and we have already received from the authorities a reimbursement of the IEPS paid during 2002 and 2003, including accrued interest.

     In April 2004, the Mexican Supreme Court of Justice issued a ruling with respect to rules previously issued by the Mexican Ministry of Finance regarding tax deductions of certain assets in the beverage industry, such as coolers. This ruling requires these assets to be treated as fixed assets with finite useful lives. We had previously considered coolers as an expense for tax purposes. This change of criteria had no effect on net income since the difference between the carrying value and tax basis of the coolers was recorded as a deferred income tax liability in prior years. Tax payments in connection with this change in criteria resulted in a charge to income in 2004 in the amount of Ps. 144 million. During March 2005, the tax authorities reviewed the payments in connection with this change in criteria, which resulted in an additional charge to income of Ps. 121 million.

     Antitrust Matters. During 2000, the Comisión Federal de Competencia in Mexico (the Mexican Antitrust Commission), pursuant to complaints filed by PepsiCo. and certain of its bottlers in Mexico, started an investigation of The Coca-Cola Company and its bottlers. Later in 2000, the Mexican Antitrust Commission alleged, and in 2002, determined that Coca-Cola bottlers engaged in monopolistic practices through exclusivity arrangements with certain retailers. The Mexican Antitrust Commission did not impose any fines, but ordered Coca-Cola bottlers, including certain of our Mexican subsidiaries, to abstain from entering into any exclusivity arrangement with retailers that stock soft drink bottles of up to 2.0 -liters. We, along with other Coca-Cola bottlers, appealed the resolution rendered in February 2002 by a Recurso de Reconsideración (Review Recourse), which was presented before the Mexican Antitrust Commission. The Mexican Antitrust Commission confirmed its original determination and issued a confirmatory resolution in July 2002. We and our Mexican operating subsidiaries appealed this resolution before a Mexican federal court by initiating several juicios de amparo (appeals based on the violation of constitutional rights) and obtained favorable final decisions not subject to appeal. Under these judicial decisions, the resolution was declared null and void and the Mexican Antitrust Commission was ordered to issue a new resolution.

     In August 2005, the Mexican Antitrust Commission issued a new resolution whereby it determined that: (1) we engaged in monopolistic practices consisting in the sale of carbonated drinks conditioned on restricting sales of any other brands of carbonated drinks offered by a third party in the relevant market and ordered us to abstain from engaging in such practices and (2) a fine of Ps. 63.2 million was imposed. We and our Mexican operating subsidiaries filed amparo proceedings challenging the resolution, which are currently under review. Hearings are expected to take place in April 2006. We believe the resolution is without merit and intend to defend ourselves in this matter.

     In March 2003, in a separate proceeding, the Mexican Antitrust Commission started an investigation involving The Coca-Cola Company, Coca-Cola FEMSA and certain other Coca-Cola bottlers due to complaints filed by some retailers and other bottlers. In September 2003, the Mexican Antitrust Commission requested certain Coca-Cola bottlers, including some of our Mexican subsidiaries, to provide information. We initiated amparo proceedings, and a Mexican federal court issued a final ruling that the requests for information were unconstitutional. In August 2004, however, as a result of the investigation, the Mexican Antitrust Commission issued several Oficios de Presunta Responsabilidad (statement of charges) asserting that our company and its Mexican operating subsidiaries, as well as other bottlers, engaged in monopolistic practices and requested additional information. We initiated amparo proceedings asserting the illegality of these requests, which are currently under review. In July 2005, the Mexican Antitrust Commission issued a resolution that determined we engaged in certain monopolistic practices and ordered us to abstain from incurring in such practices and imposed a fine of Ps. 63.2 million. We initiated amparo proceedings against such first instance resolution, which are currently under review. We believe the resolution is without merit and intend to defend ourselves in this matter.

Central America

     Antitrust Matters in Costa Rica. During August 2001, the Comisión para Promover la Competencia in Costa Rica (Costa Rican Antitrust Commission) pursuant to a complaint filed by PepsiCo. and its bottler in Costa Rica initiated an investigation of the sales practices of The Coca-Cola Company and our Costa Rican subsidiary for alleged monopolistic practices in retail distribution, including sales exclusivity arrangements. A ruling from the Costa Rican Antitrust Commission was issued in July 2004, which found the company engaged in monopolistic practices with respect to exclusivity arrangements, pricing and the sharing of refrigeration equipment under certain limited circumstances and imposed an US$ 130,000 fine. Our appeal of the Costa Rican Antitrust Commission’s ruling was recently dismissed. We have filed judicial proceedings challenging the ruling of the Costa Rican Antitrust Commission and the process is still pending in court. We do not believe that this matter will have a material adverse effect on our financial condition or results of operations.

     In November, 2004, Ajecen del Sur S.A., the bottler of Big Cola in Costa Rica, filed a complaint before the Costa Rican Antitrust Commission related to monopolistic practices in retail distribution and exclusivity agreements against The Coca-Cola Company and our Costa Rican subsidiary. The Costa Rican Antitrust Commission has decided to pursue an investigation. We are currently awaiting notice of a hearing after which a formal investigation may be initiated. We are undertaking the necessary measures to defend ourselves in this new process.

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

Colombia

     Labor Matters. During July 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern District of Florida against certain of our subsidiaries. In the complaint, the plaintiffs alleged that the subsidiaries of the company acquired in the Panamco acquisition engaged in wrongful acts against the labor union and its members in Colombia, including kidnapping, torture, death threats and intimidation. The complaint alleges claims under the U.S. Alien Tort Claims Act, Torture Victim Protection Act, Racketeer Influenced and

Corrupt Organizations Act and state tort law and seeks injunctive and declaratory relief and damages of more than US$ 500 million, including treble and punitive damages and the cost of the suit, including attorney fees. We filed a motion to dismiss the complaint for lack of subject matter and personal jurisdiction. The court denied the motion to dismiss for lack of subject matter jurisdiction but has not ruled on the personal jurisdiction motion, subject to further clarification from the parties. This motion is therefore still pending. We believe this lawsuit is without merit and intend to defend ourselves in this matter.

Venezuela

     Tax Matters. In 1999, certain of our Venezuelan subsidiaries received notice of certain tax claims asserted by the Venezuelan tax authorities. These subsidiaries have taken the appropriate recourses against these claims at the administrative level as well as at the court level in Venezuela. The claims currently total approximately US$ 15.6 million. The company has certain rights to indemnification from Venbottling Holding, Inc., a former shareholder of Panamco and The Coca-Cola Company, for a substantial portion of the claims. Based on the analysis that we have completed in relation to these claims, as well as the defense strategy that we have developed, we do not believe that the ultimate disposition of these cases will have a material adverse effect on our financial condition or results of operations.

     Labor and Distribution Matters. Since 2001, our Venezuelan subsidiaries have been the subject of more than 350 claims and lawsuits by former independent distributors claiming alleged labor and severance rights owed to them at the time of the termination of their relationship with us. As of December 31, 2005, of the total amounts claimed by the former distributors of our Venezuela subsidiary were approximately US$ 14.8 million. Notwithstanding the number of claims and the amounts involved, most of these claims have been filed by former distributors that either entered into release agreements with our subsidiaries at the time of their termination, and therefore we believe have no rights for additional claims, or are claims that were filed after the expiration of the statute of limitations.

Brazil

     Antitrust Matters. Several claims have been filed against us by private parties, which are currently pending before the Brazilian Ministry of Law and Economics that allege anticompetitive practices by our Brazilian subsidiaries. The plaintiffs are Ragi (Dolly), a Brazilian producer of “B Brands,” and PepsiCo. Under Brazilian law, each of these claims could result in substantial monetary fines and other penalties. We believe each of the claims is without merit, and we intend to defend ourselves in these matters. In June 2005, the claim previously filed by Serv Lar, a distributor of our products in Brazil, alleging anticompetitive practices, was resolved in our favor by the Brazilian authorities.

Item 9. The Offer and Listing

TRADING MARKETS

     The following table sets forth, for the periods indicated, the reported high and low sale prices for the Series L Shares on the Mexican Stock Exchange and the reported high and low sale prices for the ADSs on the New York Stock Exchange:

	Mexican Stock Exchange		New York Stock Exchange
	Mexican pesos per Series L Share		U.S. dollars per ADS

	High(1)	Low(1)	High(1) (2)	Low(1) (2)

2001:
Full year	Ps. 23.15	Ps. 16.54	$ 25.31	$ 17.40
2002:
Full year	Ps. 27.60	Ps. 22.85	$ 29.70	$ 22.60
2003:
Full year	Ps. 24.60	Ps. 18.30	$ 22.81	$ 16.64
2004:
First quarter	Ps. 27.49	Ps. 24.00	$ 25.03	$ 21.03
Second quarter	27.30	23.50	24.57	20.41
Third quarter	25.93	22.28	22.61	19.48
Fourth quarter	26.62	22.41	23.83	19.93
2005:
First quarter	Ps. 29.71	Ps. 25.06	$ 26.73	$ 22.44
Second quarter	28.56	24.76	26.71	22.34
Third quarter	30.44	28.06	28.65	26.00
Fourth quarter	30.50	26.63	28.04	25.00
September	30.44	27.66	28.40	26.00
October	30.50	27.66	28.04	25.71
November	28.40	26.63	26.65	25.00
December	29.40	26.68	27.32	25.59
2006:
January	Ps. 31.42	Ps. 29.10	$ 29.91	$ 27.01
February	32.52	30.41	30.88	29.13
March	36.46	32.08	33.20	30.04
________________________________________
(1)	High and low closing prices for the periods presented.
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

	New York Stock Exchange
	Percentage of Principal Amount
	in U.S. Dollars

	High(1)	Low(1)

2001:
Full year	$112.25	$102.06

2002:
Full year	$115.51	$110.14

2003:
Full year	$118.50	$112.50

2004:
First quarter	$115.75	$114.75
Second quarter	115.38	110.88
Third quarter	112.00	111.00
Fourth quarter	111.75	109.75

2005:
First quarter	$109.88	$107.13
Second quarter	107.13	106.25
Third quarter	106.25	104.63
Fourth quarter	104.63	103.13
September	105.13	104.63
October	104.63	104.38
November	104.38	103.75
December	103.75	103.13
2006:
January	$103.13	$103.00
February	103.00	102.75
March	102.75	102.75
________________________________________
(1)	High and low closing prices for the periods presented

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

     On December 30, 2005, the New Mexican Securities Market Law (the "New Mexican Securities Law") was published, becoming effective 180 days after its publication. The New Mexican Securities Market Law includes provisions that seek to improve the regulation of disclosure of information, minority shareholder rights and corporate governance. In addition, the New Mexican Securities Law imposes further duties and liabilities on the members of the Board of Directors as well as on the relevant officers (such as a duty of loyalty and a duty of care). Likewise, under the New Mexican Securities Law we are required to adopt specific amendments to our bylaws within 180 days of the effective date of the new law. We currently expect the most significant of these amendments to relate to: (1) revising our corporate name to reflect that we have adopted a new corporate form called a Publicly Held Company (Sociedad Anónima Bursátil), (2) creating the Corporate Practices Committee, a new committee of our Board of Directors, which will consist exclusively of independent directors and (3) eliminating the role and responsibilities of the statutory examiner (Comisario), whose responsibilities will be assumed by the Board of Directors through the Audit Committee and the new Corporate Practices Committee, as well as by our external auditor. The following summary does not give effect to these amendments.

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

     Taxation of Dispositions of Notes. Capital gains resulting from the sale or other disposition of the Notes are considered as interest income for income tax purposes and generally are taxable at the reduced rate of 4.9% . The application of Mexican tax law provisions to capital gains realized on the disposition of Notes by a non-resident holder is unclear. We expect that no Mexican tax will be imposed on transfers of Notes between non-resident holders effected outside of Mexico.

Tax Considerations Relating to the Series L Shares and the ADSs

     Taxation of Dividends. Under Mexican income tax law, dividends, either in cash or in kind, paid with respect to the Series L Shares represented by ADSs or the Series L Shares are not subject to Mexican withholding tax.

     Taxation of Dispositions of ADSs or Series L Shares. Gains from the sale or disposition of ADSs by nonresident holders will not be subject to Mexican withholding tax. Gains from the sale of Series L Shares carried out by non-resident holders through the Mexican Stock Exchange or other securities markets situated in countries that have a tax treaty with Mexico will generally be exempt from Mexican tax provided certain additional requirements are met. Also, certain restrictions will apply if the Series L Shares are transferred as a consequence of public offerings.

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

     Non-resident holders that do not meet the requirements referred to above are subject to a 5% withholding tax on the gross sales price received upon the sale of Series L Shares through the Mexican Stock Exchange. Alternatively, nonresident holders may elect to be subject to a 20% tax rate on their net gains from the sale as calculated pursuant to the Mexican Income Tax Law provisions. In both cases, the financial institutions involved in the transfers must withhold the tax.

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

     Taxation of Dividends. The gross amount of any dividends paid with respect to the Series L Shares represented by ADSs or the Series L Shares generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, in the case of the Series L Shares, or by the Depositary, in the case of the Series L Shares represented by ADSs, and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of the Series L Shares, or by the Depositary, in the case of the Series L Shares represented by the ADSs (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of Series L Shares or ADSs before January 1, 2009 is subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (2) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, (a) a passive foreign investment company or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company or foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company, foreign personal holding company or foreign investment company for U.S. federal income tax purposes with respect to our 2004 or 2005 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2006 taxable year. U.S. holders should consult their tax advisers regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt. Dividends generally will constitute foreign source “passive income” for U.S. foreign tax credit purposes.

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

DOCUMENTS ON DISPLAY

     We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Filings we make electronically with the SEC are also available to the public on the Internet at the SEC’s website at http://www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

     Our business activities require the holding or issuing of financial instruments that expose us to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk.

Interest Rate Risk

     Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2005, we had total indebtedness of Ps. 20,101 million, of which 43% bore interest at fixed interest rates and 57% bore interest at variable interest rates. Swap and forward contracts held by us effectively switch a portion of our variable-rate indebtedness into fixed-rate indebtedness. After giving effect to these contracts, as of December 31, 2005, 95% of our debt was fixed-rate and 5% of our debt was variable-rate. The interest rate on our variable rate debt is generally determined by reference to the London Interbank Offer Rate, or LIBOR, a benchmark rate used for Eurodollar loans, the Certificados de Tesorería del Gobierno Federal (the Federal Government Treasury Certificate), or CETEs, U.S. treasury bonds and Tasa de Interés Interbancaria de Equilibrio (the Equilibrium Interbank Interest Rate), or TIIE. If these reference rates increase, our interest payments would consequently increase.

     The table below provides information about our financial instruments that are sensitive to changes in interest rates, without giving effect to interest rate swaps. The table presents weighted average interest rates by expected contractual maturity dates. Weighted average variable rates are based on the reference rates on December 31, 2005, plus spreads, contracted by us. The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos and Colombian pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, utilizing the December 31, 2005 exchange rate of Ps. 10.7109 Mexican pesos per U.S. dollar.

     The table below also includes the fair value of long-term debt based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities. Furthermore, the fair value of long-term notes payable is based on quoted market prices on December 31, 2005. As of December 31, 2005, the fair value represents a loss amount of Ps. 439 million.

Principal by Year of Maturity
(millions of constant Mexican pesos)

	At December 31, 2005								At Dec. 31, 2004

						2011 and		Fair	Carrying	Fair
	2006	2007	2008	2009	2010	thereafter	Total	Value	Value	Value

Long-Term Debt:
Fixed Rate Debt
U.S. dollars	2,142	-	-	3,217	-	-	5,359	5,627	6,366	6,544
Interest rate(1)	8.95%	-	-	7.25%	-	-	7.93%	-	7.47%	-
Mexican pesos	1,425	-	-	500	1,000	500	3,425	3,055	3,034	6,863
Interest rate(1)	8.65%	-	-	9.90%	10.40%	9.87%	9.52%	-	9.46%	-
Venezuelan bolivars	389	-	-	-	-	-	389	389	-	-
Interest rate(1)	12.08%	-	-	-	-	-	12.08%	-	-	-
Argentine pesos	62	-	-	-	-	-	62	62	-	-
Interest rate(1)	9.25%	-	-	-	-	-	9.25%	-	-	-
Total Fixed Rate	4,018	-	-	3,717	1,000	500	9,235	9,133	9,400	13,407

Variable Rate Debt
U.S. dollars	13	6	-	161	-	1,821	2,001	2,003	1,349	1,349
Interest rate(1)	6.70%	7.35%	-	5.01%	-	4.68%	4.73%	-	3.02%	-
Mexican pesos	-	1,906	3,750	-	-	2,650	8,306	8,847	14,156	13,589
Interest rate(1)	-	9.12%	10.11%	-	-	9.07%	9.55%	-	9.39%	-
Colombian pesos	211	161	-	-	-	-	372	372	715	715
Interest rate(1)	8.31%	9.27%	-	-	-	-	8.72%	-	10.10%	-
Argentine pesos	162	-	-	-	-	-	162	162	-	-
Interest rate(1)	9.43%	-	-	-	-	-	9.43%	-	-	-
Guatemalan quetzals	25	-	-	-	-	-	25	25	-	-
Interest rate(1)	6.50%	-	-	-	-	-	6.50%	-	-	-
Total Variable Rate	411	2,073	3,750	161	-	4,471	10,866	11,409	16,220	15,653
Total Debt	4,429	2,073	3,750	3,878	1,000	4,971	20,101	20,542	25,620	29,060

Derivative Instruments:
Interest Rate Swaps
Mexican pesos
Variable to fixed	-	4,250	3,750	-	400	-	8,400	(49)	10,746	(179)
Interest pay rate(1)	-	9.20%	9.03%	-	10.07%	-	9.18%	-	9.30%	-
Interest receive rate(1)	-	9.11%	10.11%	-	8.98%	-	9.59%	-	9.40%	-
Cross Currency Swaps
U.S. dollars to Mexican
pesos
Variable to fixed	-	-	-	161	1,339	-	1,500	(175)	1,612	(1)
Interest pay rate(1)	-	-	-	10.91%	11.00%	-	10.99%	-	10.00%	-
Interest receive rate(1)	-	-	-	5.02%	4.83%	-	4.85%	-	2.90%	-
Mexican pesos to U.S.
dollars
Variable to variable	-	-	1,251	-	-	-	1,251	22	-	-
Interest pay rate(1)	-	-	4.37%	-	-	-	4.36%	-	-	-
Interest receive rate(1)	-	-	8.28%	-	-	-	8.63%	-	-	-
U.S. dollars to Colombian
pesos
Variable to variable	-	-	1,233	-	-	-	1,232	(16)	-	-
Interest pay rate(1)	-	-	7.07%	-	-	-	7.07%	-	-	-
Interest receive rate(1)	-	-	4.37%	-	-	-	4.36%	-	-	-
Mexican pesos to
Argentine Pesos
Variable to variable	55	-	-	-	-	-	55	3	-	-
Interest pay rate(1)	8.45%	-	-	-	-	-	8.45%	-	-	-
Interest receive rate(1)	8.62%	-	-	-	-	-	8.63%	-	-	-

Forward agreements to
purchase Mexican pesos	750	-	-	-	-	-	750	4	-	-
________________________________________
(1)	Calculated by a weighted average rate.
(2)	Cross currency swaps from U.S. dollars to Mexican pesos.

     A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to our floating-rate financial instruments held at December 31, 2005 would increase our interest expense by approximately Ps. 36 million, or 1.7% over our interest expense for 2005, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest rate swap and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

     Our principal exchange rate risk involves changes in the value of the local currencies of each country in which we operate, relative to the U.S. dollar. In 2005, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency

At December 31, 2005

Currency	%

Mexican peso	57.0
Guatemalan quetzal	1.7
Nicaraguan cordoba	1.5
Costa Rican colon	2.2
Panamanian balboa (U.S. dollar)	1.4
Colombian peso	9.3
Venezuelan bolivar	9.8
Argentine peso	5.6
Brazilian real	11.5

     We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for our non-Mexican subsidiaries. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country in which we operate, are denominated in U.S. dollars. As of December 31, 2005 32.6% of our indebtedness was denominated in U.S. dollars (including the effect of derivative contracts held by us as of December 31, 2005, including cross currency swaps from U.S. dollars to Mexican pesos, Mexican pesos to Colombian pesos, Mexican pesos to Argentine pesos and a U.S. dollar forward position), 55.9% in Mexican pesos, 8.0% in Colombian pesos and the remaining 3.5% in Venezuelan bolivars, Argentine pesos and Guatemalan quetzals. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency-denominated operating costs and expenses and of the debt service obligations with respect to our foreign currency-denominated debt. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency denominated-indebtedness is increased.

     Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to U.S. dollar-denominated debt obligations as shown in the interest risk table above. We occasionally utilize currency forward contracts to hedge our exposure to the U.S. dollar relative to the Mexican peso and other currencies. On December 31, 2005 and 2004 however, we did not have any forward agreements or call options to hedge our operations denominated in U.S. dollars.

     As of December 31, 2005 we had outstanding cross currency swaps, through which we exchanged the originally contracted interest rates and currencies on notional amounts of US$ 140 million related to long-term debt with a contracted weighted average exchange rate of Ps. 11.0051. During the life of the contracts, the cash flows originated by the exchange of the interest rates under the cross currency swaps match those of the underlying debt with respect to interest payments dates and conditions. The contracted weighted average interest rate was 10.99% . As of December 31, 2005 the fair value of these instruments was Ps. (175) million, and the net effect for the period ended December 31, 2005 recorded in the interest expense amounted to Ps. 126 million.

     A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the Mexican peso relative to the U.S. dollar occurring on December 31, 2005, would have resulted in an increase in our net consolidated integral result of financing expense of approximately Ps. 61 million over a 12-month period of 2006, reflecting higher interest expense and foreign exchange gain generated by the cash balances held in U.S. dollars as of that date, net of the loss based on our U.S. dollar-denominated indebtedness at December 31, 2005. However, this result does not take into account any gain on monetary position that would be expected to result from an increase in the inflation rate generated by a devaluation of the Mexican peso relative to the U.S. dollar, which gain on monetary position would reduce the consolidated net integral result of financing, after giving effect to all of our interest rate swap and cross-currency swap agreements.

     As of March 31, 2006, the exchange rates relative to the U.S. dollar of all the countries in which we operate have appreciated or depreciated compared to December 31, 2005 as follows:

	Exchange Rate	(Depreciation) or
	March 31, 2006	Appreciation

Mexico	10.95	-2.2%
Guatemala	7.61	-0.1%
Nicaragua	17.35	-1.2%
Costa Rica	506.03	-1.7%
Panama	1.00	0.0%
Colombia	2,289.98	-0.3%
Venezuela	2,150.00	0.0%
Argentina	3.08	-1.6%
Brazil	2.17	7.2%

     A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies of each of the countries in which we operate relative to the U.S. dollar at December 31, 2005, would produce a reduction in stockholders’ equity of approximately the following amounts:

Reduction in
Stockholders’ equity
(millions of Mexican pesos)

Mexico	Ps. 2,047
Guatemala	35
Nicaragua	68
Costa Rica	203
Panama	-
Colombia	575
Venezuela	255
Argentina	46
Brazil	262

Equity Risk

As of December 31, 2005 we did not have any equity risk derivatives.

Commodity Price Risk

     During 2003 and 2002, we entered into various derivative contracts maturing in 2004 and 2003 to hedge the cost of aluminum and carbonated gas. The result of the commodity price contracts was a loss of Ps. 25 million, a gain of Ps. 3 million as of December 31, 2005 and 2004, which was recorded in the results of operations of the year. The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date.

     During 2005, we entered into futures contracts with a notional value Ps. 36 million, maturing in 2005 to hedge the cost of sugar. The result of these commodity price contracts was a gain of Ps. 3 million.

Items 12-14. Not Applicable

Item 15. Controls and Procedures

     (a) We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

     (b) There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

     The following table summarizes the aggregate fees billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tohmatsu, and its affiliates including Deloitte Consulting, which we collectively refer to as Deloitte, during the fiscal years ended December 31, 2005 and 2004:

		Year ended December 31,

	2005		2004

		(millions of Mexican pesos)

Audit fees	Ps.	40	Ps.	35
Audit-related fees		2		3
Tax fees		3		5

Total fees	Ps.	45	Ps.	43

     Audit fees. Audit fees in the above table are the aggregate fees billed by Deloitte in connection with the audit of our annual financial statements, the review of our quarterly financial statements, and statutory and regulatory audits.

     Audit-related Fees. Audit-related fees in the above table for the years ended December 31, 2005 and 2004 are the aggregate fees billed by Deloitte for financial accounting and reporting consultations.

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

Item 16D. Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     We did not purchase any of our equity securities in 2005. The following table presents purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees—Stock Incentive Plan” and “––EVA-Based Stock Incentive Plan.”

Purchases of Equity Securities

Maximum Number (or
			Total Number of	Appropriate U.S. Dollar
			Shares Purchased as	Value) of Shares (or
	Total Number of	Average Price	part of Publicly	Units) that May Yet Be
	Series L Shares	Paid per Series L	Announced Plans or	Purchased Under the
Period	Purchased	Share	Programs	Plans or Programs

Jan 28 – Mar 15	391,600	Ps. 29.46	-	-

Total	391,600	29.46	-	-

Item 17. Not Applicable

Item 18. Financial Statements

     Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19. Exhibits

________________________________________
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
July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex, Atlantic Industries,
Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to
Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File
No. 1-12260)).

Exhibit 4.3	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the valley of Mexico (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5,
2004 (File No. 1-12260)).

Exhibit 4.4	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola
Company with respect to operations in the valley of Mexico (with English translation)
(incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on
Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.5	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Exhibit 4.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April
5, 2004 (File No. 1-12260)).

Exhibit 4.6	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola
Company with respect to operations in the southeast of Mexico (with English translation)
(incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on
Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.7	Bottler Agreement,and Side Letter dated June 1, 2005, between Panamco Golfo, S.A. de C.V. and The Coca-
Cola Company with respect to operations in Golfo, Mexico (English translation)

Exhibit 4.8	Bottler Agreement and Side Letter dated June 1,2005, between Panamco Baijo, S.A. de C.V., and the Coca-Cola Company with respect to operations in Baijo, Mexico (English translation)

Exhibit No:	Description

Exhibit 4.9	Bottler Agreement and Letter Agreement, both dated March 18, 2000, between The Coca-Cola
Company and Embotelladora Central, S.A with respect to operations in Guatemala (English translation) (incorporated by reference to Exhibit 4.9 to Coca-Cola FEMSA’s Annual Report on
Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.10	Letter of Renewal, dated December 12, 2005, between The Coca-Cola Company and
Embotelladora Central, S.A, with respect to operations in Guetemala (English translation).

Exhibit 4.11	Bottler Agreement and Letter Agreement, both dated May 13, 2001, between The Coca-Cola
Company and Panamco de Nicaragua, S.A. with respect to operations in Nicaragua (English translation) (incorporated by reference to Exhibit 4.10 to Coca-Cola FEMSA’s Annual Report on
Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.12	Letter of Renewal, dated January 4, 2006, between The Coca-Cola Company and Coca-Cola de
Panamá, Compañia Embotelladora, S.A., with respect to operations in Panama (English translation).

Exhibit 4.13	Bottler Agreement and Letter Agreement, both dated October 1, 2002, between The Coca-Cola
Company and Embotelladora Panamco Tica, S.A. with respect to operations in Costa Rica
(English translation) (incorporated by reference to Exhibit 4.11 to Coca-Cola FEMSA’s Annual
Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.14	Bottler Agreement, dated July 1, 1999, between The Coca-Cola Company and Panamco-
Colombia, S.A., with respect to operations in Colombia (English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5,
2004 (File No. 1-12260)).

Exhibit 4.15	Letter of Renewal, dated December 12, 2005, between The Coca-Cola Company and Industria
Nacional de Gaseosas S.A., with respect to operations in Colombia (English translation).

Exhibit 4.16	Bottler Agreement, dated August 16, 1996 and Letter of Renewal, dated February 9, 2001, between The Coca-Cola Company and Embotelladora Coca-Cola y Hit de Venezuela, S.A. with respect to operations in Venezuela (English translation) (incorporated by reference to Exhibit
4.13 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-
12260)).

Exhibit 4.17	Bottler Agreement, dated August 16, 1996 and Letter of Renewal, dated February 9, 2001, between Advantage Investments, Inc. and Embotelladora Coca-Cola y Hit de Venezuela, S.A.
with respect to operations in Venezuela (English translation) (incorporated by reference to
Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File
No. 1-12260)).

Exhibit 4.18	Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL –
Industria Brasileira de Bebidas, S.A. and The Coca-Cola Company with respect to operations in
São Paulo, Brazil (English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola
FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.19	Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL –
Industria Brasileira de Bebidas, S.A. and The Coca-Cola Company with respect to operations in
Campinas, Brazil (English translation) (incorporated by reference to Exhibit 4.16 to Coca-Cola
FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit No:	Description

Exhibit 4.20	Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL –
Industria Brasileira de Bebidas, S.A., and The Coca-Cola Company with respect to operations in
Campo Grande, Brazil (English translation) (incorporated by reference to Exhibit 4.17 to Coca-
Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.21	Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola
Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30,
1995 (File No. 1-12260)).

Exhibit 4.22	Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-
Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June
30, 1995 (File No. 1-12260)).

Exhibit 4.23	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement,
dated August 22, 1994, each with respect to operations in Argentina, between Coca-Cola
FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to
Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File
No. 1-12260)).

Exhibit 4.24	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola
Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28,
1996 (File No. 1-12260)).

Exhibit 4.25	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-
Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28,
1996 (File No. 1-12260)).

Exhibit 4.26	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA and The
Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with
English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual
Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.27	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company
(with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s
Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

Exhibit 4.28	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA and
The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.40 to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

Exhibit 4.29	Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administracion de Marcas S.A. de C.V., as proprietor, and The Coca-Cola Export
Corporation Mexico branch, as licensee (incorporated by reference to Exhibit 10.3 of Panamco’s
Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-2290)).

Exhibit 4.30	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco
Golfo S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.6 of Panamco’s Quarterly Report on Form 10-Q for the period ended
March 31, 2003 (File No. 1-2290)).

Exhibit No:	Description

Exhibit 4.31	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco
Bajio S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.7 of Panamco’s Quarterly Report on Form 10-Q for the period ended
March 31, 2003 (File No. 1-2290)).

Exhibit 4.32	Supply Agreement dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Empaques,
(incorporated by reference to Exhibit 10.7 to Coca-Cola FEMSA’s Registration Statement on
Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.33	Supply Agreement dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and
Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1,
2002 (File No. 1-12260)).*

Exhibit 4.34	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA and FEMSA
Logística (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola
FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

Exhibit 4.35	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The
Coca-Cola Export Corporation Mexico branch and Panamco Bajio S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.8 of Panamco’s Quarterly Report on Form
10-Q for the period ended March 31, 2003 (File No. 1-2290)).

Exhibit 4.36	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The
Coca-Cola Export Corporation Mexico branch and Panamco Golfo S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.9 of Panamco’s Quarterly Report on Form
10-Q for the period ended March 31, 2003 (File No. 1-2290)).

Exhibit 4.37	Memorandum of Understanding, dated as of March 11, 2003, by and among Panamco, as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Exhibit 10.14 of
Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-
2290)).

Exhibit 7.1	The Coca-Cola Company memorandum, to Steve Heyer from José Antonio Fernández, dated
December 22, 2002 (incorporated by reference to Exhibit 10.1 to FEMSA’s Registration
Statement on Amendment No. 1 to the Form F-3 filed on September 20, 2004 (File No. 333-
117795)).

Exhibit 8.1	Significant Subsidiaries.

Exhibit 12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April,
18,2006.

Exhibit 12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April ,
18, 2006.

Exhibit 13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April ,
18, 2006.
________________________________________
*	Portions of Exhibit 4.33 have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the Securities and Exchange Commission.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of Coca-Cola FEMSA, none of which authorizes securities in a total amount that exceeds 10% of the total assets of Coca-Cola FEMSA. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the SEC requests.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 18, 2006

COCA-COLA FEMSA, S.A. de C.V.

By:	/s/Héctor Treviño Gutiérrez

Héctor Treviño Gutiérrez

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Coca-Cola FEMSA, S. A. de C. V.:

We have audited the accompanying consolidated balance sheets of Coca-Cola FEMSA, S. A. de C. V. (a Mexican corporation) and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2005, all expressed in millions of Mexican pesos of purchasing power as of December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Coca-Cola FEMSA, S. A. de C. V. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Mexico.

Effective January 1, 2005, the Company adopted the provisions of certain new or revised accounting standards resulting in the following changes in accounting:

  As mentioned in Note 5 q), the initial effect of adopting Bulletin C-10, “Derivative Financial Instruments and Hedging Activities”, resulted in the recognition of a net asset for derivative financial instruments of Ps. 210 million, with a corresponding increase of Ps. 63 million in the deferred income tax liability, Ps. 22 million of income was recorded in the income statement as a change in accounting principle, net of deferred taxes, and Ps. 125 million was recorded as other comprehensive income, net of deferred taxes.

  As mentioned in Note 5 l), revised Bulletin D-3, “Labor Obligations”, requires the recognition of a labor obligation for severance indemnities, other than restructuring. The liability recorded by the Company as a result of adopting this bulletin was Ps. 147 million, and the additional expense recorded in the income statement was Ps. 50 million.

As mentioned in Note 2, the Company acquired Panamerican Beverages, Inc. on May 6, 2003, incorporating its results of operations since the date of acquisition, as a result of which the consolidated statements of income and changes in financial position for the years ended December 31, 2005 and 2004 are not comparable with those for the year ended December 31, 2003.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles general and accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2005, and the determination of stockholders’ equity as of December 31, 2005 and 2004, to the extent summarized in Note 26.

Our audit as of December 31, 2005 also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. The translation of the 2005 financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

/s/ C.P.C. Jorge Alamillo Sotomayor
____________________________________________
Mexico City, Mexico

February 15, 2006

COCA-COLA FEMSA, S.A. DE C.V. AND SUBSIDIARIES
Consolidated Balance Sheets
At December 31, 2005 and 2004.
Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

		2005		2004

ASSETS
Current Assets:
Cash and cash equivalents	$184	Ps.	1,958	Ps.	3,782
Accounts receivable	237		2,523		2,220
Inventories	204		2,168		2,301
Recoverable taxes	44		464		769
Other current assets	29		309		106

Total current assets	698		7,422		9,178

Property, plant and equipment, net	1,746		18,555		19,588
Investment in shares	41		441		444
Other assets	172		1,829		1,522
Deferred income tax asset	115		1,221		1,503
Intangible assets	3,547		37,680		37,383

TOTAL ASSETS	$ 6,319	Ps.	67,148	Ps.	69,618

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Bank loans	$ 58	Ps.	618	Ps.	216
Interest payable	31		326		324
Current maturities of long-term debt	359		3,810		3,173
Suppliers	434		4,616		4,294
Taxes payable	88		933		1,444
Accounts payable, accrued expenses and other liabilities	146		1,545		1,706

Total current liabilities	1,116		11,848		11,157

Long-Term Liabilities:
Bank loans	1,475		15,673		22,447
Notes payable	-		-		28
Deferred income tax liability	94		994		1,430
Labor liabilities	73		780		669
Other liabilities	293		3,126		2,732

Total long-term liabilities	1,935		20,573		27,306

Total liabilities	3,051		32,421		38,463

Stockholders' Equity:
Minority interest in consolidated subsidiaries	90		959		740

Majority interest:
Capital stock	272		2,886		2,886
Additional paid-in capital	1,162		12,349		12,349
Retained earnings	1,631		17,338		12,394
Net income	432		4,586		5,580
Cumulative other comprehensive loss	(319)		(3,391)		(2,794)

Majority interest	3,178		33,768		30,415

Total stockholders' equity	3,268		34,727		31,155

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,319	Ps.	67,148	Ps.	69,618

The accompanying notes are an integral part of these consolidated balance sheets.
Mexico City, Mexico, February 15, 2006.

/s/ Carlos Salazar Lomelín	/s/ Héctor Treviño Gutiérrez
Chief Executive Officer	Chief Financial Officer

COCA-COLA FEMSA, S.A. DE C.V. AND SUBSIDIARIES
Consolidated Income Statements
For the years ended December 31, 2005, 2004 and 2003.
Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005, except per share data.

	2005			2004		2003

Net sales	$4,690	Ps.	49,840	Ps.	47,442	Ps.	38,664
Other operating revenues	34		358		344		398

Total revenues	4,724		50,198		47,786		39,062
Cost of sales	2,398		25,486		24,351		19,614

Gross profit	2,326		24,712		23,435		19,448

Operating expenses:
Administrative	265		2,819		2,824		2,156
Selling	1,243		13,210		12,624		9,953

	1,508		16,029		15,448		12,109

Income from operations	818		8,683		7,987		7,339

Integral result of financing:
Interest expense	231		2,452		2,622		1,681
Interest income	(26)		(280)		(288)		(265)
Foreign exchange (gain) loss	(21)		(223)		36		2,206
Gain on monetary position	(76)		(813)		(1,537)		(946)

	108		1,136		833		2,676
Other expenses, net	28		303		408		281

Income before taxes and employee profit sharing	682		7,244		6,746		4,382
Taxes and employee profit sharing	241		2,562		1,142		1,843

Income before cumulative effect of change in accounting principle	441		4,682		5,604		2,539
Cumulative effect of change in accounting principle, net of taxes	(2)		(22)		-		-

Consolidated net income	$443	Ps.	4,704	Ps.	5,604	Ps.	2,539

Net majority income	432		4,586		5,580		2,520
Net minority income	11		118		24		19

Consolidated net income	$443	Ps.	4,704	Ps.	5,604	Ps.	2,539

Net majority income (U.S. dollars and constant Mexican pesos)
per share:
Before change in accounting principle	0.23		2.47		3.02	.	1.48
Cumulative effect of change in accounting principle	-		0.01		-		-

Net majority income	0.23		2.48		3.02		1.48

The accompanying notes are an integral part of these consolidated income statements.

COCA-COLA FEMSA, S.A. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Changes in Financial Position
For the years ended December 31, 2005, 2004 and 2003.
Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

	2005			2004		2003

Resources Generated by (Used in) Operations:
Consolidated net income	$443	Ps.	4,704	Ps.	5,604	Ps.	2,539
Depreciation	123		1,307		1,284		1,079
Amortization and other	117		1,241		866		1,144

	683		7,252		7,754		4,762

Working capital:
Accounts receivable	(29)		(303)		(140)		197
Inventories	(4)		(40)		(308)		(417)
Other current assets and recoverable taxes, net	10		102		557		(636)
Suppliers	30		322		506		(48)
Accounts payable, accrued expenses and other liabilities	(63)		(672)		(70)		(989)
Labor liabilities	(5)		(48)		(64)		(28)

Net resources generated by operating activities	622		6,613		8,235		2,841

Resources Used in Investing Activities:
Panamerican Beverages, Inc. acquisition	-		-		-		(32,228)
Property, plant and equipment, net	(112)		(1,191)		(1,405)		(1,721)
Investment in shares and long-term accounts receivable	(5)		(52)		160		68
Other assets	(77)		(821)		(604)		(443)

Net resources used in investing activities	(194)		(2,064)		(1,849)		(34,324)

Resources (Used in) Generated by Financing Activities:
Bank loans paid during the year	(429)		(4,556)		(4,125)		17,130
Amortization in real terms of long-term liabilities	(111)		(1,180)		(1,661)		985
Notes payable, interest payable and other liabilities	4		40		35		(684)
Dividends declared and paid	(60)		(636)		(557)		-
Increase in minority interest	-		-		461		-
Increase in capital stock	-		-		3		10,674
Cumulative translation adjustment	(4)		(41)		95		(492)

Net resources (used in) generated by financing activities	(600)		(6,373)		(5,749)		27,613

Cash and cash equivalents:
Net (decrease) increase	(172)		(1,824)		637		(3,870)
Initial balance	356		3,782		3,145		7,015

Ending balance	$184	Ps.	1,958	Ps.	3,782	Ps.	3,145

The accompanying notes are an integral part of these consolidated statements of changes in financial position.

COCA -COLA FEMSA, S.A. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
For the years ended December 31, 2005, 2004 and 2003.
Amounts expressed in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

	Capital Stock	Additional Paid-in Capital	Retained Earning	Net ncome	Cumulative Other Comprehensive Income (loss)	Minority Interest in Consolidated Subsidiaries	Total Stockholders' Equity

Balances at December 31, 2002	Ps. 2,678	Ps. 1,880	Ps. 7,535	Ps. 2,896	Ps. (4,032)	Ps. -	Ps. 10,957
Transfer of prior year net income			2,896	(2,896)			-
Minority interest from Panamco acquisition						161	161
Increase in capital stock	208	10,466					10,674
Comprehensive income				2,520	858	19	3,397

Balances at December 31, 2003	2,886	12,346	10,431	2,520	(3,174)	180	25,189

Transfer of prior year net income			2,520	(2,520)			-
Increase in minority interest						461	461
Dividends declared and paid			(557)				(557)
Increase in capital stock		3					3
Comprehensive income				5,580	380	99	6,059

Balances at December 31, 2004	2,886	12,349	12,394	5,580	(2,794)	740	31,155

Transfer of prior year net income			5,580	(5,580)			-
Dividends declared and paid			(636)				(636)
Comprehensive income				4,586	(597)	219	4,208

Balances at December 31, 2005	Ps. 2,886	Ps. 12,349	Ps. 17,338	Ps. 4,586	Ps. (3,391)	Ps. 959	Ps. 34,727

The accompanying notes are an integral part of these consolidated statements of changes in stockholders' equity.

COCA-COLA FEMSA, S.A. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003.
Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2005.

Note 1. Activities of the Company

Coca-Cola FEMSA, S.A. de C.V. (“Coca-Cola FEMSA”) is a Mexican corporation whose main activity is the acquisition, holding and transferring all of types of bonds, capital stock, shares and marketable securities.

Coca-Cola FEMSA is indirectly owned by Fomento Económico Mexicano, S.A. de C.V. (“FEMSA”) (45.7% of the capital stock, 53.6% of the voting shares), and The Coca Cola Company, which indirectly owns 39.6% of the capital stock. The remaining 14.7% of the shares trade on the Bolsa Mexicana de Valores, S.A. de C.V. (BMV:KOFL) and The New York Stock Exchange, Inc. (NYSE:KOF).

Coca-Cola FEMSA and its subsidiaries (“the Company”) as economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela, Brazil and Argentina.

Note 2. Acquisition of Panamerican Beverages, Inc.

On May 6, 2003, Coca-Cola FEMSA acquired 100% of the outstanding stock of Panamerican Beverages, Inc. (“Panamco”) for Ps. 32,084. As part of the acquisition, the Company assumed Ps. 9,875 of net debt and incurred transaction costs of Ps. 424, which consisted of financial advisory and legal fees, capitalized as adjustments to the purchase price.

At the acquisition date Panamco produced and distributed Coca-Cola trademark beverage in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil, along with bottled water and other beverages in some of these territories and beer in Brazil.

The transaction was financed with an equity contribution from FEMSA of Ps. 3,020, an exchange of The Coca-Cola Company’s equity interests in Panamco valued at Ps. 7,654 for new shares of Coca-Cola FEMSA, cash on hand of Ps. 3,066 and additional indebtedness of Ps. 18,768.

The exchange of equity interests of The Coca-Cola Company generated additional paid-in capital in majority stockholders’ equity, since the shares were subscribed at a value greater than the book value of the shares at the subscription date.

The results of Panamco’s operations were included in the consolidated financial statements since the date of acquisition, as a result of which the consolidated income statements and the consolidated statements of changes in financial position for the years ended December 31, 2005 and 2004 are not comparable with those for the year ended December 31, 2003.

The Company accounted for the acquisition by the purchase method and allocated the purchase price to the fair value of the assets acquired and the liabilities assumed. The fair value adjustments include recognition of an intangible asset with an indefinite life for a total amount of Ps. 37,154 included in the financial statements as “Rights to produce and distribute Coca-Cola trademark products” and the reduction to fair value of certain assets consisting primarily of facilities that the Company considered non-strategic as well as the elimination of certain intangible assets that were generated from previous acquisitions made by Panamco.

Note 3. Basis of Presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), as further explained in Note 25. Reconciliation from Mexican GAAP to U.S. GAAP is included in Note 26.

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”). The translation of Mexican pesos into U.S. dollars (“$”) is included solely for the convenience of the reader, using the noon buying exchange rate published by Bank of New York of 10.6275 pesos per U.S. dollar.

The consolidated financial statements include the financial statements of Coca-Cola FEMSA and those of all companies in which it owns directly or indirectly a majority of the outstanding voting capital stock and/or exercises control. All intercompany account balances and transactions have been eliminated in such consolidation.

Note 4. Foreign Subsidiary Incorporation

The accounting records of foreign subsidiaries are maintained in the currency of the country where they are located and in accordance with accounting principles generally accepted in each country. For incorporation into the Coca-Cola FEMSA consolidated financial statements, each foreign subsidiary’s individual financial statements are adjusted to Mexican GAAP and restated to the purchasing power of the local currency applying inflation factors of the country of origin and are subsequently translated into Mexican pesos using the exchange rate in effect at the date of the most recent balance sheet presented.

The variation in the net investment in foreign subsidiaries generated by exchange rate fluctuations is included in the cumulative translation adjustment and is recorded directly in stockholders’ equity as part of other comprehensive income.

The accounting treatment for the integral result of financing when the Company designates a net investment in an acquired foreign subsidiary as an economic hedge to finance its acquisition is as follows:

  The foreign exchange gain or loss is recorded as part of the cumulative translation adjustment to the extent the net investment in the foreign subsidiary covers the debt, net of taxes. The foreign exchange gain or loss associated with any unhedged portion of such debt is recorded in the integral result of financing; and

  The monetary position result is computed using the inflation factors of the country in which the acquired subsidiary is located to the extent the net investment in that subsidiary covers the debt outstanding. The monetary position result corresponding to the unhedged portion of such debt is calculated using the inflation factors of the country of the company that enters into the financing. The total effect is recorded in the integral result of financing.

As of the date of these consolidated financial statements, the Company has not designated any investment in a foreign subsidiary as an economic hedge.

The monetary position result and exchange gain or loss generated by foreign subsidiaries associated with intercompany financing foreign currency denominated balances that are considered a long-term-investment since settlement is not planned or anticipated in the foreseeable future, are recorded in the cumulative translation adjustment in stockholders’ equity, net of the related tax effect, as part of other comprehensive income.

In February 2003, the Venezuelan government fixed the exchange rate at 1,600 Venezuelan bolivars per U.S. dollar. Due to the uncertainties regarding the availability of U.S. dollars at the official rate, the Company used the last available market-closing rate of 1,853 bolivars per U.S. dollar to translate the financial statements for its Venezuelan subsidiary. Since 2004, U.S. dollars have been available at the official rate, subject to compliance with the appropriate regulations.

Note 5. Significant Accounting Policies.

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

The significant accounting policies are as follows:

a) Recognition of the Effects of Inflation:

The recognition of the effects of inflation in the financial information consists of:

  Restating non-monetary assets such as inventories, fixed assets and intangibles, including related costs and expenses when such assets are consumed or depreciated;

  Restating capital stock, additional paid-in capital and retained earnings by the amount necessary to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income generated, through the use of the appropriate inflation factors;

  Including in stockholders’ equity the cumulative effect of holding non-monetary assets, which is the net difference between changes in the replacement cost of non-monetary assets and adjustments based upon the inflation factors; and

  Including in the integral result of financing the purchasing power gain or loss from holding monetary items.

The Company restates its consolidated financial statements in currency of constant purchasing power by applying the inflation factors of the country of origin and the exchange rate in effect at the date of the most recently balance sheet presented.

b) Cash and Cash Equivalents:

Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with brokerage houses valued at the quoted market prices with original maturities of three months or less.

As of December 31, 2005 and 2004, the Company had restricted cash of approximately Ps. 71 and Ps. 165 (denominated in Venezuelan bolivars) which were pledged as collateral on accounts payable to suppliers.

c) Inventories and Cost of Sales:

The value of inventories is adjusted to replacement cost, without exceeding market value. Advances to suppliers to purchase raw materials are included in the inventory account and are restated by applying inflation factors, considering their average age.

Cost of sales is determined based on replacement cost at the time of sale. Cost of sales includes expenses related to raw materials used in the production process, labor (wages and other benefits), depreciation of production facilities and equipment and other costs including fuel, electricity, breakage of returnable bottles in the production process, equipment maintenance, inspection and inter and intra-plant transfer costs.

d) Other Current Assets:

Other current assets are comprised of payments for services that will be received over the next 12 months and the market value of short term derivative instruments.

Prepaid expenses are recorded at historical cost and are recognized in the income statement when the services or benefits are received. Prepaid expenses principally consist of advertising, promotional and leasing expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in results of operations the first time the advertising is transmitted.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations including the cost of the liquid and the bottles. These costs are recorded as prepaid expenses and amortized over the period during which they are estimated to increase sales of the related products or container presentations to normal operating levels, which is generally one year.

e) Property, Plant and Equipment:

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction. Property, plant and equipment of domestic origin, except returnable bottles and cases (see Note 5 f), are restated by applying inflation factors. Imported equipment is restated by applying inflation factors of the country of origin and then translated using the exchange rate in effect at the date of the most recent balance sheet presented.

Depreciation is computed using the straight-line method, based on the value of the restated assets reduced by their residual values. The Company, together with independent appraisers, estimates depreciation rates, considering the estimated remaining useful lives of the assets.

The estimated useful lives of the Company’s principal assets are as follows:

Years

Buildings and construction	47
Machinery and equipment	16
Distribution equipment	11
Other equipment	7

f) Returnable Bottles and Cases:

Returnable bottles and cases are recorded at acquisition cost and restated to their replacement cost. The Company classifies them as fixed assets.

There are two types of returnable bottles and cases:

  Those that are in the Company’s control in its facilities or under a loan agreement with customers, which are referred to as bottles and cases in plant and distribution centers; and

  Those that have been placed in the hands of customers, which are referred to as bottles and cases in the market.

For financial reporting purposes, breakage of returnable bottles and cases in plant and distribution centers is recorded as an expense as it is incurred. For the years ended December 31, 2005, 2004 and 2003 breakage expense amounted to Ps. 552, Ps. 435 and Ps. 307, respectively.

The Company’s returnable bottles and cases in the market and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is amortized according to their useful lives. The bottles and cases for which no deposit has been received, which represent most of the bottles and cases placed in the market, are expensed when placed in the hands of customers. Depreciation is computed only for tax purposes using the straight-line method at a rate of 10% per year.

The Company estimates that breakage expense of returnable bottles and cases in plant and distribution centers is similar to the depreciation calculated on an estimated useful life of approximately four years for returnable glass bottles and plastic cases and one year for returnable plastic bottles.

g) Investment in Shares:

Investments in shares of associated companies are initially recorded at their acquisition cost and subsequently accounted for using the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at acquisition cost and are adjusted to market value if they have an observable market value or based upon the inflation factors of the country of origin.

h) Other Assets:

Other assets represent payments whose benefits will be received in future years and consist of the following:

  Refrigeration equipment, which is initially recorded at the cost of acquisition. Equipment of domestic origin is restated by applying domestic inflation factors. Imported equipment is restated by applying the inflation rate of the country of origin and then translated at the year-end exchange rate. Refrigeration equipment is amortized based on an estimated average useful life of approximately five years. Major refrigeration equipment repairs were initiated in Mexico in 2004. These repairs were capitalized and are being amortized over a two-year period net of the undepreciated value of the parts replaced;

  Agreements with customers for the right to sell and promote the Company’s products during certain periods of time, which are considered monetary assets and amortized under the straight-line method over the life of the contract. The amortization is recorded reducing net sales, which during the years ended December 31, 2005, 2004 and 2003, amounted to Ps. 249, Ps. 278 and Ps. 272, respectively;

  Leasehold improvements, which are restated by applying inflation factors, are amortized using the straight-line method over the shorter of the useful life of the assets or a term equivalent to the minimum lease period.

i) Intangible Assets:

These assets represent payments whose benefits will be received in future years. The Company separates intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which the Company expects to receive the benefits.

Intangible assets with finite useful lives are amortized and mainly consist of information technology and management systems costs incurred during the development stage are capitalized. Such amounts are restated applying inflation factors and are amortized using the straight-line method over four years. Expenses that do not fulfill the requirements for capitalization are expensed as incurred.

Intangible assets with indefinite lives are not amortized and are subject to periodic impairment testing. The Company’s intangible assets with indefinite lives mainly consist of the Company’s rights to produce and distribute Coca-Cola trademark products in the territories acquired (see Note 2) through the Panamco acquisition. These rights are contained in agreements that are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States of America for the sale of concentrates for certain Coca-Cola trademark beverages. The most significant bottler agreements have terms of 10 years and are automatically renewable for 10-year terms, subject to non-renewal by either party. These agreements are recorded in the functional currency of the subsidiary in which the investment was made and restated by applying inflation factors of the country of origin using the exchange rate in effect at the date of the most recent balance sheet presented.

j) Impairment of Long-Lived Assets:

The Company reviews the carrying value of its long-lived assets for impairment and determines whether impairment exists, by comparing estimated discounted future cash flows to be generated by those assets with their carrying value.

For long-lived assets, such as property, plant and equipment, other assets and indefinite life intangible assets, the Company tests for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through their expected future cash flows.

Impairment charges regarding long-lived assets are recognized in other expenses.

k) Payments from The Coca-Cola Company:

The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Company’s refrigeration equipment investment program. The contributions received for advertising and promotional incentives are included as a reduction of selling expenses. The contributions received for the refrigeration equipment investment program are recorded as a reduction of the investment in refrigeration equipment. The contributions received were Ps. 952, Ps. 958 and Ps. 1,307 during the years ended December 31, 2005, 2004 and 2003, respectively.

l) Labor Liabilities:

Beginning January 1, 2005, revised Bulletin D-3 establishes that severance payments resulting from situations other than a restructuring should be charged to the income statement in accordance with actuarial calculations based on the Company’s severance indemnity history of the last three years. Labor liabilities include obligations for pension and retirement plans, seniority premiums and beginning in 2005 severance indemnity liabilities, all based on actuarial calculations by independent actuaries, using the projected unit credit method. Until December 31, 2004 such severance indemnities were charged to expenses on the date when a decision was taken. These liabilities are considered to be non-monetary and are restated using long-term assumptions. The cost for the year of labor liabilities is charged to income from operations.

Unamortized prior service costs are recorded as expenses over the period during which the employees will receive the benefits of the plan, which in the case of pension and retirement plans and seniority premiums is 14 years since 1996, and 19 years for severance indemnities since 2005.

Certain subsidiaries of the Company have established funds for the payment of pension benefits through irrevocable trusts with the employees named as beneficiaries.

Severance indemnities resulting from a restructuring program are charged to expenses on the date when a decision to retire personnel under a formal program or for specific causes is taken. These severance payments are included in other expenses, net. During the years ended December 31, 2005, 2004 and 2003, these payments amounted to Ps. 73, Ps. 94 and Ps. 33, respectively.

m) Revenue Recognition:

Revenue is recognized upon delivery to the customer and the customer has taken ownership of the goods. Net sales reflect units delivered at selling list prices reduced by promotion allowances, discounts and the amortization of the agreements with customers to obtain the rights to sell and promote the products of the Company.

n) Operating Expenses:

Administrative expenses include labor costs (salaries and other benefits) for employees not directly involved in the sale of the Company’s products, professional service fees, depreciation of office facilities and amortization of capitalized information technology system costs.

Selling expenses include:

  Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage for returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. During the years ended December 31, 2005, 2004 and 2003, these distribution costs amounted to Ps. 7,008, Ps. 6,610 and Ps. 5,419, respectively;

  Sales: labor costs (salaries and other benefits) and sales commissions paid to sales personnel; and

  Marketing: labor costs (salaries and other benefits), promotions and advertising costs.

o) Income Tax, Tax on Assets and Employee Profit Sharing:

Income tax and employee profit sharing are charged to results as they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits for which there is uncertainty as to their realizability. Deferred employee profit sharing is derived from temporary differences between the accounting result and income for employee profit sharing purposes and is recognized only when it can be reasonably assumed that the temporary differences will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recovered is recorded as a reduction of the deferred tax liability.

The balance of deferred taxes is comprised of monetary and non-monetary items, based on the temporary differences from which it is derived. Deferred taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse.

The deferred tax provision to be included in the income statement is determined by comparing the deferred tax balance at the end of the year to the balance at the beginning of the year, excluding from both balances any temporary differences that are recorded directly in stockholders’ equity. The deferred taxes related to such temporary differences are recorded in the same stockholders’ equity account.

FEMSA has authorization from the Secretaría de Hacienda y Crédito Público (“SHCP”) to prepare its income tax and tax on assets returns on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries. The provisions for income taxes of the Company and all the foreign countries subsidiaries have been determined on the basis of the taxable income of each individual company.

p) Integral Result of Financing:

The integral result of financing includes:

  Interest: Interest income and expenses are recorded when earned or incurred, respectively;

  Foreign Exchange Gains and Losses: Transactions in foreign currencies are recorded in local currencies using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted using the exchange rate in effect at the date of the most recent balance sheet presented, recording the resulting foreign exchange gain or loss directly in the income statement, except for any foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries that are considered to be an economic hedge and the intercompany financing foreign currency denominated balances that are considered to be of a long-term investment nature (see Note 4); and

  Gain or Loss on Monetary Position: Represents the result of the effects of inflation on monetary items. The gain or loss on monetary position is computed by applying inflation factors of the country of origin to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of any foreign subsidiaries that are considered to be an economic hedge and the intercompany financing foreign currency denominated balances that are considered to be of a long-term investment nature (see Note 4). The gain or loss on monetary position of foreign subsidiaries is translated into Mexican pesos using the exchange rate in effect at the date of the most recent balance sheet presented.

q) Derivative Instruments:

On January 1, 2005, Bulletin C-10, “Instrumentos Financieros Derivados y Operaciones de Cobertura” (Derivative Financial Instruments and Hedging Activities), went into effect. Accordingly, the Company values and records all derivative instruments and hedging activities (including certain derivative instruments embedded in other contracts) in the balance sheet as either an asset or liability measured at their fair value. Changes in the fair value of derivative instruments are recorded each year in the net income or as part of other comprehensive income, based on the type of hedging instrument and the effectiveness of the hedge.

Prior to Bulletin C-10, the Company’s derivative instruments entered into for hedging purposes were valued using the same valuation criteria applied to the hedged asset or liability, with their fair value being disclosed in the notes to the financial statements. Additionally, derivative instruments entered into for purposes other than hedging were valued and recorded at fair value. The difference between the derivative instrument’s initial value and fair value was recorded in the income statement.

The initial effect of adopting Bulletin C-10 resulted in the recognition of a net asset for derivative financial instruments of Ps. 210, with a corresponding increase of Ps. 63 in the deferred income tax liability, Ps. 22 of income was recorded in the income statement as a change in accounting principle, net of deferred taxes, and Ps. 125 was recorded in other comprehensive income, net of deferred taxes. At December 31, 2005, the derivative financial instruments represent a net liability of Ps. 276 and a charge of Ps. 242 of other comprehensive income, net of deferred taxes.

r) Cumulative Other Comprehensive Income (Loss):

The cumulative balances of the components of other comprehensive income (loss) are as follows:

	2005	2004

Cumulative result of holding non-monetary assets	Ps. (1,549)	Ps.(1,232)
Unrealized gains (losses) on cash flow hedges	(242)	-
Cumulative translation adjustment	(1,579)	(1,538)
Additional labor liability over unrecognized net transition obligation	(21)	(24)

	Ps. (3,391)	Ps. (2,794)

The cumulative result of holding non-monetary assets represents the sum of the difference between book values and restatement values, as determined by applying inflation factors to non-monetary assets such as inventories and fixed assets, and their effects on the income statement when the assets are consumed or depreciated, net of the corresponding deferred income tax effect.

s) Provisions:

Provisions are recognized for obligations that result from a past event that will likely result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.

t) Issuances of Subsidiary Stock:

The Company recognizes issuances of a subsidiary’s stock as a capital transaction, in which the difference between the book value of the shares issued and the amount contributed by the minority interest holder or a third party is recorded as additional paid-in capital.

Note 6. Accounts Receivable.

	2005	2004

Trade	Ps. 1,901	Ps. 1,806
Allowance for doubtful accounts	(108)	(136)
Notes receivable	69	37
The Coca-Cola Company	399	240
Loans to employees	24	15
Travel advances to employees	8	11
Insurance claims	7	9
Other	223	238

	Ps. 2,523	Ps. 2,220

The changes in the allowance for doubtful accounts are as follows:

	2005	2004	2003

Initial balance	Ps. 136	Ps. 134	Ps. 96
Provision for the period	28	88	60
Write-off of uncollectible accounts	(45)	(75)	(22)
Restatement of the initial balance	(11)	(11)	-

Ending balance	Ps. 108	Ps. 136	Ps. 134

Note 7. Inventories.

	2005	2004

Finished products	Ps. 644	Ps. 623
Raw materials	1,454	1,590
Advances to suppliers	41	75
Work in process	27	9
Advertising and promotional materials	4	4
Allowance for obsolescence	(2)	-

	Ps. 2,168	Ps. 2,301

Note 8. Other Current Assets.

	2005	2004

Advertising and promotional expenses	Ps. 76	Ps. 69
Derivative financial instruments	161	-
Bonus	2	13
Prepaid insurance	11	8
Prepaid services	41	-
Other	18	16

	Ps. 309	Ps. 106

The advertising and promotional expenses recorded in the income statement for the years ended December 31, 2005, 2004 and 2003 amounted to Ps. 1,484, Ps. 1,651 and Ps. 1,236, respectively.

Note 9. Property, Plant and Equipment.

	2005	2004

Land	Ps. 2,563	Ps. 2,478
Buildings, machinery and equipment	27,781	27,959
Accumulated depreciation	(13,888)	(13,170)
Construction in progress	535	683
Returnable bottles and cases	1,047	1,075
Spare parts	337	300
Long-lived assets stated at realizable value	180	263

	Ps. 18,555	Ps. 19,588

The Company has identified certain long-lived assets that are not strategic to the current and future operations of the business and are available for sale, comprised of land, buildings and equipment for disposal, in accordance with an approved program for the disposal of certain investments. Such long-lived assets, which are not in use and have been recorded at their estimated realizable value without exceeding their restated acquisition cost, are as follows:

	2005	2004

Colombia	Ps. 99	Ps. 138
Venezuela	51	59
Costa Rica	30	66

	Ps. 180	Ps. 263

Land	Ps. 124	Ps. 90
Buildings	31	116
Equipment	25	57

	Ps. 180	Ps. 263

As a result of the sale of certain of the above assets, the Company recognized a loss of Ps. 8 in 2005; for the years ended December 31, 2004 and 2003 the Company did not dispose of long-lived assets. Such long-lived assets are considered monetary assets on which a loss on monetary position is computed and recorded in the income statement.

Note 10. Investment in Shares.

Company	Ownership	2005	2004

Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1)	33.68%	Ps. 150	Ps. 150
KSP Participacoes, S.A. (1)	12.14%	81	102
Beta San Miguel, S.A. de C.V. (“Beta San Miguel”) (2)	2.54%	64	64
Complejo Industrial Can, S.A. (“CICAN”) (1)	48.10%	35	37
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”) (1)	35.00%	83	54
Tapón Corona de Colombia, S.A. (“Tapón Corona”) (3) (1)	-	-	25
Compañía de Servicios de Bebidas Refrescantes, S.A. de C.V.	26.00%	21	-
(“SALESKO”) (1)

Other investments (2)	Various	7	12

		Ps. 441	Ps. 444

Valuation method:
1) Equity method.
2) Restated acquisition cost (there is no readily determinable market value).
3) At December 31, 2005 the Company did not have any investment in this entity.

Note 11. Other Assets.

	2005	2004

Refrigeration equipment	Ps. 1,136	Ps. 979
Agreements with customers	190	162
Leasehold improvements	16	32
Long-term accounts receivable	94	45
Additional labor liabilities (see Note 15)	156	6
Derivative financial instruments	35	-
Commissions	53	87
Other	149	211

	Ps. 1,829	Ps. 1,522

Note 12. Intangible Assets.

	2005	2004

Intangible assets with indefinite useful lives:
Rights to produce and distribute Coca-Cola trademark products:
Territories of Panamco (see Note 2)	Ps. 37,154	Ps. 36,990
Buenos Aires, Argentina	208	201
Tapachula, Chiapas	122	122

Intangible assets with finite useful lives:
Cost of systems implementation	196	70

	Ps. 37,680	Ps. 37,383

The changes in the carrying amount of amortized intangible assets are as follows:

	Investments		Amortization
Estimated
				For the		Amortization
	Initial	Additions	Initial	Year	Total	Per Year

2005:
Cost of systems	Ps. 132	Ps. 158	Ps. (62)	Ps. (32)	Ps. 196	Ps. (45)
implementation

2004:
Cost of systems	Ps. 69	Ps. 63	Ps. (55)	Ps. (7)	Ps. 70	Ps. (30)
implementation

Note 13. Balances and Transactions with Related Parties and Affiliated Companies.

The consolidated balance sheets and income statements include the following balances and transactions with related parties and affiliated companies:

Balances	2005	2004

Assets (accounts receivable)	Ps. 558	Ps. 334
Liabilities (suppliers and other liabilities)	1,496	1,667

Transactions	2005		2004		2003

Income:
Sales and other revenues	Ps.	612	Ps.	276	Ps.	189

Expenses:
Purchase of raw material and operating expenses from FEMSA		2,418		2,123		2,292
Purchase of concentrate from The Coca-Cola Company		7,763		7,221		6,069
Purchase of sugar from Beta San Miguel		575		946		240
Purchase of canned products from IEQSA and CICAN		590		486		302
Purchases of crown caps from Tapón Corona		113		206		125
Purchase of plastic bottles from Embotelladora del Atlántico, S.A. (formerly		158		158		146
Complejo Industrial Pet, S.A.) (1)
Interest expense to The Coca-Cola Company		11		14		8
Interest expense related to long-term debt at BBVA Bancomer, S.A. (2)		-		174		37
Others		15		20		13

(1) During the years 2004 and 2003, one or more members of our board of directors or senior management were members of the board of directors or senior management of the counterparties to these transactions.
(2) At December 31, 2005, the Company has no members of its Board of directors or senior management as members of the Board of directors or senior management of the counterparties to these transactions.

Note 14. Balances and Transactions in Foreign Currencies.

Assets, liabilities and transactions denominated in foreign currencies, other than the functional currencies of the reporting unit, translated into U.S. dollars are as follows:

		Applicable
Balances		Exchange Rate (1)	Short-Term	Long-Term	Total

December 31, 2005:	Assets	10.7109	$ 77	$ -	$ 77
	Liabilities		239	486	725

December 31, 2004:	Assets	11.1460	$ 164	$ -	$ 164
	Liabilities		47	669	716

(1) Mexican pesos per one U.S. dollar.

Transactions	2005	2004	2003

Revenues	$ 18	$ 9	$ 5

Expenses:
Purchases of raw materials	99	105	90
Financial interest	54	39	51
Other	14	19	43

	$ 167	$ 163	$ 184

As of February 15, 2006, the issuance date of these consolidated financial statements, the exchange rate was 10.5258 Mexican pesos per one U.S. dollar, and the foreign currency position was similar to that as of December 31, 2005.

Note 15. Labor Liabilities.

a) Assumptions:

The 2005 and 2004 actuarial calculations for pension and retirement plan, seniority premium and severance indemnity liabilities, as well as the cost for the period, were determined using the following long-term assumptions:

	Annual Discount	Salary	Return on
	Rate	Increase	Assets

Mexico	6.0%	2.0%	6.0%
Guatemala	4.5%	1.5%	-	(1)
Nicaragua	4.5%	1.5%	-	(1)
Costa Rica	4.5%	1.5%	4.5%
Colombia	4.5%	1.5%	-	(1)
Brazil	4.5%	1.5%	4.5%

Measurement date: November 2005

(1) No funding established for the payment of post-retirement obligations.

The basis for the determination of the long-term rate of return is supported by a historical analysis of average returns in real terms for the last 30 years of the Certificados de Tesorería del Gobierno Federal (Mexican Federal Government Treasury Certificates) or treasury bonds of each country for other investments and the expectations of long-term returns of the actual investments of the Company.

Based on these assumptions, the expected benefits to be paid in the following years are as follows:

	Pension and Retirement Plans	Seniority Premiums	Severance Indemnities

2006	Ps. 3	Ps. 35	Ps. 44
2007	3	36	33
2008	4	36	29
2009	4	37	27
2010	5	42	25
2011 to 2014	24	170	96

b) Balances of the Liabilities:

	2005	2004

Pension and retirement plans:
Vested benefit obligation	Ps. 262	Ps. 274
Non-vested benefit obligation	446	482

Accumulated benefit obligation	708	756
Excess of projected benefit obligation over accumulated benefit obligation	105	98

Projected benefit obligation	813	854
Pension plan funds at fair value	(298)	(256)

Unfunded projected benefit obligation	515	598
Unrecognized net transition obligation	(13)	(14)
Unrecognized actuarial net gain	57	14

	559	598
Additional labor liability	16	13

Total	Ps. 575	Ps. 611

Seniority premiums:
Vested benefit obligation	Ps. 18	Ps. 17
Non-vested benefit obligation	28	33

Accumulated benefit obligation	46	50
Excess of projected benefit obligation over accumulated benefit obligation	10	7

Unfunded projected benefit obligation	56	57
Unrecognized net transition obligation	(2)	(2)
Unrecognized actuarial net	(25)	(24)

	29	31
Additional labor liability	29	27

Total	Ps. 58	Ps. 58

Severance indemnities:
Accumulated benefit obligation	Ps. 147	Ps . -
Excess of projected benefit obligation over accumulated benefit obligation	14	-

Projected benefit obligation	161	-
Unrecognized net transition obligation	(156)	-

	5	-
Additional labor liability	142	-

Total	Ps. 147	-

Total labor liabilities	Ps. 780	Ps. 669

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the year.

The projected benefit obligation in some subsidiaries was less than the accumulated benefit obligation reduced by the amount of the plan assets at fair value, resulting in an additional liability, which was recorded as an intangible asset included in other assets up to an amount of the unrecognized net transition obligation services (see Note 11) and the difference was recorded as other comprehensive income.

c) Trust Assets:

Trust assets consist of fixed and variable return financial instruments, at market value. The trust assets are invested as follows:

	2005	2004

Fixed Return:
Traded securities	6%	34%
Bank instruments	2%	11%
Federal government instruments	55%	30%

Variable Return:
Publicly traded shares	37%	25%

	100%	100%

The Company has a policy of maintaining at least 30% of the trust assets in Mexican Federal Government instruments for Mexican investment and treasury bonds of each country for other investments. Objective portfolio guidelines have been established for the remaining percentage, and investment decisions are made to comply with those guidelines to the extent that market conditions and available funds allow. The composition of the portfolio is consistent with the composition of the portfolios of five largest international companies that manage long-term funds.

The amounts and types of securities of the Company and related parties included in trust assets are as follows:

	2005	2004

Capital:
FEMSA	Ps. 2	Ps. 2

d) Cost for the Year:

	2005	2004	2003

Pension and retirement plans:
Service cost	Ps. 41	Ps. 37	Ps. 27
Interest cost	23	21	14
Amortization of unrecognized transition obligation	1	-	-

Amortization of net actuarial gain	(1)	(2)	(1)

	64	56	40

Seniority premiums:
Service cost	8	8	7
Interest cost	3	3	2
Amortization of unrecognized transition obligation	1	-	1

	12	11	10

Severance indemnities:
Service cost	28	-	-
Interest cost	10	-	-
Amortization of unrecognized transition obligation	12	-	-

	50	-	-

	Ps. 126	Ps. 67	Ps. 50

e) Changes in the Balance of the Obligations:

	2005	2004

Pension and retirement plans:
Initial balance	Ps. 854	Ps. 837
Service cost	41	37
Interest cost	23	21
Actuarial gain	(28)	(29)
Benefits paid	(77)	(12)

Ending balance	Ps. 813	Ps. 854

Seniority premiums:
Initial balance	Ps. 57	Ps. 50
Service cost	8	8
Interest cost	3	3
Actuarial gain	(12)	(4)

Ending balance	Ps. 56	Ps. 57

Severance indemnities:
Service cost	Ps. 28	Ps. -
Interest cost	10	-
Actuarial loss	123	-

Ending balance	Ps. 161	Ps . -

f) Changes in the Balance of the Trust Assets:

	2005	2004

Pension and retirement plans:
Initial balance	Ps. 256	Ps. 238
Actual return on trust assets in real terms	46	38
Benefits paid	(4)	(20)

Ending balance	Ps. 298	Ps. 256

Note 16. Bonus Program.

The bonus program for executives is based on complying with certain goals established annually by management, which include quantitative and qualitative objectives and special projects.

The quantitative objectives represent approximately 50% of the bonus and are based on the Economic Value Added (“EVA”) methodology. The objective established for the executives is based on a combination of the EVA of the entity and EVA generated by the Company and FEMSA consolidated, calculated at approximately 70% and 30%, respectively.

The qualitative objectives and special projects represent the remaining 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.

In addition, the Company provides a share compensation plan to certain key executives, consisting of an annual cash bonus to purchase shares under the following procedures, 50% of the annual cash bonus is used to purchase FEMSA shares or options and the remaining is to be used to purchase Coca-Cola FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 20% per year.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded in income from operations and are paid in cash the following year. During the years ended December 31, 2005, 2004 and 2003, the bonus expense recorded amounted to Ps. 226, Ps. 251 and Ps. 203, respectively.

All shares held by the trusts are considered outstanding for earnings per share purposes and dividends on shares held by the trusts are charged to retained earnings.

Note 17. Bank Loans and Notes Payable.

As of December 31, 2005 and 2004 short-term debt consisted of revolving bank loans. The amounts and weighted average variable interest rates of which are as follows:

	% Interest		% Interest
	Rate (1)	2005	Rate (1)	2004

Argentine pesos	9.4%	Ps. 224	5.4%	Ps. 138
Venezuelan bolivars	12.1%	389	11.0%	78
U.S. dollars	4.7%	5	-	-

		Ps. 618		Ps. 216

(1)Weighted average rate.

The following table presents long-term bank loans and notes payable, as well as their weighted average rates and derivative instruments contracted by the Company:

	% Interest		% Interest
	Rate (1)	2005	Rate (1)	2004

Fixed interest rate:

U.S. dollars:
Yankee bond	7.9%	Ps. 5,359	7.9%	Ps. 5,790

Mexican pesos:
Bank loans	9.9%	500	10.0%	4,805
Notes	10.2%	1,500	9.0%	7,492
Units of investment (UDIs)	8.7%	1,425	8.7%	1,484

Variable interest rate:
U.S. dollars:
Capital leases	7.3%	14	10	23
			.0%
Private placement	8.8%	1,982	10.0%	1,900

Mexican pesos:
Bank loans	9.1%	2,650	9.4%	568
Notes	9.8%	5,656	9.4%	2,843

Colombian pesos:
Notes	8.7%		372	10.0%		715

Guatemalan quetzals:
Bank loans	6.5%		25	-		-

Long-Term Debt			19,483			25,620
Current maturities of long-term debt			3,810			3,173

		Ps.	15,673		Ps.	22,447

Derivative Instruments

Cross currency swaps:
Bank loans from U.S. dollars to Mexican pesos		Ps. 1,500		Ps. 1,612
Interest rate paid	11.0%		10.0%
Interest rate received	4.8%		2.9%

Interest rate swaps variable to fixed:

Mexican pesos: Bank loans:		2,650		4,805
Interest rate paid	9.9%		10.0%
Interest rate received	9.1%		9.4%

Notes:		5,750		5,941
Interest rate paid	8.8%		8.8%
Interest rate received	9.8%		9.3%

(1)Weighted average rate.

Maturities of long-term debt as of December 31, 2005 are as follows:

Current maturities of long-term debt	Ps. 3,810
2007	2,074
2008	3,752
2009	3,877
2010	1,000
2011 and thereafter	4,970

Ps. 19,483

The Company has financing from different institutions with different restrictions and covenants, which mainly consist of maximum levels of leverage and capitalization as well as minimum consolidated net worth and debt and interest coverage ratios. As of the date of these consolidated financial statements, the Company was in compliance with all restrictions and covenants contained in its financing agreements.

As of December 31, 2005, the Company has a committed and available U.S. dollar-denominated lines of credit totaling approximately $250. It also has uncommitted lines of credit from various financial institutions totaling $865.

Note 18. Fair Value of Financial Instruments.

a) Long-Term Debt:

The fair value of long-term bank loans and syndicated loans is based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt of similar amounts and maturities. The fair value of long-term notes is based on quoted market prices. The fair value is estimated as of the day of the most recent balance sheet presented.

		2005		2004

Carrying value (1)	Ps.	19,483	Ps.	25,620
Fair value	Ps.	19,884	Ps.	25,886

(1) Include current maturities of long-term debt.

b) Equity Forward:

A subsidiary of the Company had an equity forward contract which expired in June 2004. In 2003, this contract generated a loss of Ps. 81, which was recognized in the Panamco acquisition balance sheet. On June 18, 2004, this subsidiary entered into a new forward contract, which expired in September 2004 resulting in the recognition of a gain of Ps. 20, recorded in the 2004 income statement.

c) Interest Rate Swaps:

The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. The net effect is included in interest income and amounted to Ps. 23, Ps. 12, and Ps. 34 for the years ended December 31, 2005, 2004 and 2003, respectively.

The fair value is estimated based on quoted market prices to terminate the contracts at the date of the most recent balance sheet presented.

At December 31, 2005, the Company has the following outstanding interest rate swap agreements:

Maturity	Notional		Fair
Date	Amount		Value

2007	Ps.	4,250	Ps.	(36)
2008	3,750		4
2010	500		(17)

d) Unhedged Forward Contracts:

At the end of 2005 there were certain forward contracts that do not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value were recorded in the income statement. The table below shows the characteristics of these instruments:

	Maturity	Notional	Fair
	Date	Amount	Value

U.S. Dollars to Mexican Pesos	2006	Ps. 70	Ps. 4

Mexican Pesos to Argentine Pesos	2006	55	-

e) Cross Currency Swaps:

The Company also has cross currency swaps to manage the interest rate and the foreign exchange risks associated with its borrowings denominated in U.S. dollars and other currencies.

The fair value is estimated based on the quoted market exchange rates and interest rates to terminate the contracts at the day of the most recent balance sheet presented. The net effect is included in interest expense and amounted to Ps. 126 for the year ended December 31, 2005.

At December 31, 2005, the Company has the following outstanding cross currency swap agreements:

Maturity	Notional	Fair
Date	Amount	Value

2009	Ps. 161	Ps. (16)
2010	1,339	(159)

f) Unhedged Cross Currency Swaps:

As of December 31, 2005 there are certain cross currency swaps instruments that do not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value were recorded in the income statement. The table below shows the characteristics of these instruments.

	Maturity	Notional	Fair
	Date	Amount	Value

Mexican pesos to U.S. dollar	2008	Ps. 1,251	Ps. 22
U.S. dollars to Colombian pesos	2008	1,232	(16)

g) Commodity Price Contracts:

The Company entered into various commodity price contracts to hedge the cost of certain raw materials. The result of the commodity price contracts was a loss of Ps. 25, a gain of Ps. 3 and Ps. 3 during the years ended December 31, 2005, 2004 and

2003, respectively, which were recorded in results of operations. The fair value is estimated based on quoted market prices to terminate the contracts at the day of the most recent balance sheet presented. As of December 31, 2005, the Company has a commodity price contract with maturity date ending in 2010, notional amount of Ps. 750 and a unrealized loss of Ps. 118.

h) Embedded Derivative Instruments:

The Company has determined that its leasing contracts denominated in U.S. dollars host an embedded derivative instrument and as of December 31, 2005 has recognized the fair value of such instruments amounting to Ps. 57, which is recorded in the income statement as a foreign exchange gain.

Note 19. Minority Interest in Consolidated Subsidiaries.

	2005	2004

Mexico	Ps. 816	Ps. 647
Central America	28	3
Colombia	70	17
Brazil	45	73

	Ps. 959	Ps. 740

On June 8, 2004, by a capital contribution, Winsa Company LLP acquired a 16.89% voting equity interest in an indirect subsidiary of Coca-Cola FEMSA, which is the holding company for its subsidiaries in Brazil, for Ps. 677.

Note 20. Stockholders’ Equity.

As of December 31, 2005, the capital stock of Coca-Cola FEMSA was comprised of 1,846,530,000 common shares, without par value and with no foreign ownership restrictions. Fixed capital amounts to Ps. 821 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock.

The characteristics of the common shares are as follows:

• Series “A” and series “D” are ordinary, have unlimited voting rights, are subject to transfer restrictions, and at all times must represent a minimum of 76% of subscribed capital stock.

• Series “A” shares may only be acquired by Mexican individuals and may not represent less than 51% of the ordinary shares.

• Series “D” shares have no foreign ownership restrictions and cannot exceed 49% of the ordinary shares.

• Series “L” shares have no foreign ownership restrictions and have limited voting and other corporate rights.

In addition, 98,684,857 series “L” shares have been authorized and issued but not subscribed.

As of December 31, 2005, Coca-Cola FEMSA’s capital stock is comprised as follows:

Total

Thousands of shares:
”A”	844,078
“D”	731,546
“L”	270,906

Total shares	1,846,530

The restatement of stockholders’ equity for inflation is allocated to each of the various stockholders’ equity accounts, as follows:

	Historical		Restated
	Value	Restatement	Value

Capital stock	Ps. 821	Ps. 2,065	Ps. 2,886
Additional paid-in capital	9,706	2,643	12,349
Retained earnings	13,072	4,266	17,338
Net majority income	4,486	100	4,586

During August 2004, the Company conducted a rights offering to allow existing holders of the Series L Shares to acquire newly-issued Series L Shares. The purpose of the rights offering was to permit holders of Series L Shares to subscribe on a proportionate basis at the same price per share at which FEMSA and The Coca-Cola Company subscribed in connection with the Panamco acquisition. The rights offering expired on September 1, 2004. The increase in capital stock and additional paid-in capital, net of the related expenses, was Ps. 3, represented by 156,000 Series L Shares.

The net income of the Company is not subject to the legal requirement that 5% thereof be transferred to a legal reserve since such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to stockholders during the existence of the Company, except as a stock dividend. As of December 31, 2005, this reserve for Coca-Cola FEMSA amounted to Ps. 164 (nominal value).

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect, except for the restated stockholder contributions and distributions made from consolidated taxable income, denominated “Cuenta de Utilidad Fiscal Neta” (“CUFIN”) or from reinvested consolidated taxable income, denominated “Cuenta de Utilidad Fiscal Neta Reinvertida” (“CUFINRE”).

Dividends paid in excess of CUFIN and CUFINRE are subject to income tax at a grossed-up rate based on the current statutory rate. Beginning 2003, this tax may be credited against the income tax of the year in which the dividends are paid and in the following two years against the income tax and estimated tax payments. As of December 31, 2005, the balances of CUFIN and CUFINRE amounted to Ps. 2,129 and Ps. 1,552, respectively.

At an ordinary stockholders’ meeting of Coca-Cola FEMSA held on March 8, 2005, the stockholders approved a dividend of Ps. 636 that was paid in May 2005.

At an ordinary stockholders’ meeting of Coca-Cola FEMSA held on March 9, 2004, the stockholders approved a dividend of Ps. 557 that was paid in May 2004 and a maximum of Ps. 400 (nominal value) for a stock repurchase program.

Note 21. Net Majority Income per Share.

This represents the net majority income corresponding to each share of the Company’s capital stock, computed on the basis of the weighted average number of shares outstanding during the period.

Note 22. Tax System.

a) Income Tax:

Income tax is computed on taxable income, which differs from accounting income principally due to the treatment of the integral result of financing, the cost of labor liabilities, depreciation and other accounting provisions. The tax loss may be carried forward and applied against future taxable income.

The income tax rates applicable in 2005 in the countries where the Company operates and the years in which tax loss carry-forwards may be applied are as follows:

	Statutory	Expiration
	Tax Rate	(years)

Mexico	30.0%	10
Guatemala	31.0%	N/A
Nicaragua	30.0%	3
Costa Rica	30.0%	3
Panama	30.0%	5
Venezuela	34.0%	3
Colombia	38.5%	5-8
Brazil	34.0%	Indefinite
Argentina	35.0%	5

The statutory income tax rate in Mexico for the years ended December 31, 2005, 2004 and 2003 was 30%, 33% and 34%, respectively.

Beginning January 1, 2005, an amendment to the income tax rate in Mexico was effective and its principal changes were as follows:

  The statutory income tax rate decreased to 30% in 2005, and it will be reduced by one percentage point per year through 2007, down to 28%;
  The tax deduction for inventories is made through cost of sales, and the inventory balance as of December 31, 2004 will be taxable during the next 4 to 12 years, based on specific criteria within the tax law; and
  Paid employee profit sharing is deductible for income tax purposes.

The tax loss carryforward in other countries includes the following criteria:

  Colombia: Those generated before December 31, 2002, may be carried forward for next five years and those generated after January 1, 2003 may be carried forward eight years; both are limited to 25% of taxable income of each year;
  Brazil: Tax losses may be carried forward for an indefinite period, cannot be restated and are limited to 30% of the taxable income of each year.

b) Tax on Assets:

The operations in Mexico, Guatemala, Nicaragua, Colombia, Venezuela and Argentina are subject to a tax on assets.

The Mexican tax on assets is computed at an annual rate of 1.8% based on the average of certain assets at tax restated value less certain liabilities. The tax on assets is paid only to the extent that it exceeds the income tax of the year. If in any year a tax on assets payment is required, this amount can be credited against the excess of income taxes future payments over the tax on assets in each of the preceding three years. Additionally, this payment may be restated and credited against the excess of income taxes over asset taxes for the following 10 years. Since January 1, 2005, based on the amendment made to the tax law, bank loans and foreign debt will be deducted to determine the taxable base of the tax on assets.

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

  The effect of a new IETAAP tax, which will be calculated on 2.5% of either of the following two bases: (a) one fourth of the net assets or (b) one fourth of the gross income. In the event assets are more than four times gross income, the tax will be paid on the income basis. This tax may be credited against income tax during the following three calendar years. The rate of this tax gradually decreases; it will be 1.25% from January 2005 to June 2006 and 1% from July 2006 to December 2007. During the year 2004, the rate was reduced by 50% if the tax was paid in a Month before its due date (September and December 2004).

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

c) Employee Profit Sharing:

Employee profit sharing is applicable to Mexico and Venezuela. In Mexico, employee profit sharing is computed at the rate of 10% of the individual taxable income, except that depreciation of historical rather than restated values is used, foreign exchange gains and losses are not included until the asset is disposed of or the liability is due, and other effects of inflation are also excluded. In Venezuela, employee profit sharing is computed at a rate equivalent to 15% of after tax earnings.

d) Deferred Income Tax and Employee Profit Sharing:

The temporary differences that generated deferred income tax liabilities (assets) are as follows:

Deferred Income Taxes		2005		2004

Inventories	Ps.	111	Ps.	307
Property, plant and equipment (1)		1,650		1,564
Investment in shares		8		9
Intangible and other assets		(212)		(263)
Labor costs		(115)		(82)
Tax loss carryforwards		(620)		(717)
Other reserves		(1,049)		(891)

Deferred income tax, net		(227)		(73)
Deferred income tax asset		1,221		1,503

Deferred income tax liability	Ps.	994	Ps.	1,430

(1) Includes breakage of returnable bottles and cases.

The changes in the balance of deferred income tax, net, are as follows:

		2005		2004

Initial balance	Ps.	(73)	Ps.	151
Provision for the year		(90)		(239)
Change in the statutory income tax rate		24		55
Result of holding non-monetary assets		(88)		(40)

Ending balance	Ps.	(227)	Ps.	(73)

At December 31, 2005, there are no significant non-recurring temporary differences between the accounting income for the period and the bases used for Mexican employee profit sharing. As a result, the Company did not record a provision for deferred employee profit sharing.

e) Provision for the Year

		2005		2004		2003

Current income tax	Ps.	2,427	Ps.	2,411	Ps.	1,080
Deferred income tax		(90)		(239)		522
Change in the statutory income tax rate		(57)		55		-
Benefit from favorable tax ruling		-		(1,355)		-

Income tax		2,280		872		1,602
Employee profit sharing		282		270		241

	Ps.	2,562	Ps.	1,142	Ps.	1,843

f) Tax Loss Carryforwards and Recoverable Tax on Assets:

As of December 31, 2005, the subsidiaries from Mexico, Panama, Colombia, Venezuela and Brazil have tax loss carryforwards and/or recoverable tax on assets. The expiration dates of such amounts are as follows:

	Tax Loss	Recoverable
Year	Carryforwards	Tax on Assets

2006	Ps. 272	Ps. 13
2007	316	20
2008	367	-
2009	420	34
2010	1,755	-
2011 and thereafter	51	-

	Ps. 3,181	Ps . 67

Due to the uncertainty of the realization of certain tax loss carryforwards a valuation allowance of the carryforward of Ps. 1,341 has been recorded.

The changes in the balance are as follows:

		2005		2004

Initial balance	Ps.	1,349	Ps.	1,740
Restatement of initial balance		(83)		(183)
Provision of the year		74		400
Cancellation of provision		1		(608)

Ending balance	Ps.	1,341	Ps.	1,349

Additionally the recoverable tax on assets has been fully reserved.

g) Reconciliation of Mexican Statutory Income Tax Rate to Consolidated Effective Income Tax Rate:

	2005	2004	2003

Mexican statutory income tax rate	30.00%	33.00%	34.00%
Gain from monetary position	(3.36)	(7.65)	(6.26)
Non recurring gain on tax lawsuit	-	(20.20)	-
Inflationary Component	3.38	7.28	6.16
Non-deductible expenses	0.62	2.33	3.18
Income taxed at other than Mexican statutory rate	1.61	0.25	(0.83)
Effect of change in Mexican statutory rate	(0.97)	(2.65)	-
Other	0.19	0.56	0.31

Consolidated effective income tax rate	31.47%	12.92%	36.56%

Note 23. Contingencies and Commitments.

a) Contingencies Recorded in the Balance Sheet:

The Company has various loss contingencies, and reserves have been recorded as other liabilities in those cases where the Company believes an unfavorable resolution is probable. Most of these loss contingencies were recorded as a result of the Panamco acquisition. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2005:

	Short-Term	Long-Term	Total

Tax	Ps. 4	Ps. 1,364	Ps. 1,368
Legal	-	168	168
Labor	63	219	282

Total	Ps. 67	Ps. 1,751	Ps. 1,818

b) Unsettled Lawsuits:

The Company has entered into legal proceedings with its labor unions and tax authorities. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount of these proceedings is $ 81. Those contingencies were classified by legal counsel as less than probable but more than remote of being settled against the Company. However, the Company believes that the ultimate resolution of such legal proceedings will not have a material adverse effect on its consolidated financial position or result of operations.

In recent years, the Company’s Mexican, Costa Rican and Brazilian territories it have been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the beer and soft drink industries where the Company operates.

In 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern Division of Florida against certain Colombian subsidiaries and The Coca-Cola Company. In the complaint, the plaintiffs alleged that the subsidiaries engaged in wrongful acts against the labor union and its members in Colombia for the amount of $ 500. The Company has filed a motion to dismiss the complaint and believes the resolution of this matter will not have a material adverse effect on its consolidated financial position or results of operations.

As is customary in Brazil, the Company has been requested to secure tax contingencies currently in litigation in the amount of Ps. 755 by pledging fixed assets and contracting bonds backed by lines of credit which cover contingencies in the amounts of Ps. 293 and Ps. 462, respectively in favor of the tax authorities.

c) Commitments:

As of December 31, 2005, the Company has capital and operating lease commitments for the leasing of distribution equipment and computer equipment.

The contractual maturities of the lease commitments by currencies, expressed in Mexican pesos as of December 31, 2005, are as follows:

						2011 and
	2006	2007	2008	2009	2010	thereafter	Total

Mexican pesos	Ps. 257	Ps. 214	Ps. 174	Ps. 137	Ps. 127	Ps. 105	Ps. 1,014
Argentine pesos	4	-	-	-	-	-	4
Guatemalan quetzals	2	-	-	-	-	-	2
Nicaraguan cordobas	1	-	-	-	-	-	1
Costa Rican colons	3	-	-	-	-	-	3
Brazilian reals	47	50	53	56	138	-	344

Rental expense charged to operations amounted to approximately Ps. 586, Ps. 317 and Ps. 178 for the years ended December 31, 2005, 2004 and 2003, respectively.

Note 24. Information by Segment.

	Total	Capital	Long-term	Total
2005	Revenue	Expenditures	Assets	Assets

Mexico	Ps. 28,705	Ps. 1,021	Ps. 40,358	Ps. 44,210

Central America (1)	3,428	145	4,614	5,568
Colombia	4,697	296	5,893	8,236
Venezuela	4,946	285	3,416	4,145
Brazil	5,819	179	4,270	6,297
Argentina	2,798	86	1,234	1,770
Consolidation adjustments	(195)	-	(59)	(3,078)

Consolidated	Ps. 50,198	Ps. 2,012	Ps. 59,726	Ps. 67,148

2004

Mexico	Ps. 27,474	Ps. 1,140	Ps. 40,531	Ps. 46,435
Central America (1)	3,526	164	5,005	6,039
Colombia	4,294	126	5,943	8,178
Venezuela	4,683	235	3,486	4,248
Brazil	5,195	287	4,177	5,756
Argentina	2,614	57	1,298	2,014
Consolidation adjustments	-	-	-	(3,052)

Consolidated	Ps. 47,786	Ps. 2,009	Ps. 60,440	Ps. 69,618

2003

Mexico	Ps. 25,719	Ps. 1,625
Central America (1)	2,314	155
Colombia	2,920	1
Venezuela	2,827	50
Brazil	3,041	218
Argentina	2,241	115

Consolidated	Ps. 39,062	Ps. 2,164

(1) Includes Guatemala, Nicaragua, Costa Rica and Panama.

Note 25. Differences Between Mexican GAAP and U.S. GAAP.

The consolidated financial statements of the Company are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. A reconciliation of the reported majority net income, majority stockholders’ equity and majority comprehensive income to U.S. GAAP is presented in Note 26.

It should be noted that this reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements as required by Bulletin B-10, “Reconocimiento de los Efectos de la Inflación en la Información Financiera” (Recognition of the Effects of Inflation in the Financial Information), of Mexican GAAP. The application of this bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and U.S. accounting purposes.

The principal differences between Mexican GAAP and U.S. GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below:

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

Under U.S. GAAP, the Company applies the regulations of the Securities and Exchange Commission of the United States of America (“SEC”), which require that prior year financial statements be restated in constant units of the reporting currency, in this case the Mexican peso, which requires the restatement of such prior year amounts using Mexican inflation factors.

Additionally, all other U.S. GAAP adjustments for prior years have been restated upon the SEC methodology.

b) Classification Differences:

Certain items require a different classification in the balance sheet or income statement under U.S. GAAP, these include:

  As explained in Note 5 c), under Mexican GAAP, advances to suppliers are recorded as inventories. Under U.S. GAAP advances to suppliers are classified as prepaid expenses;
  Impairment of intangible and other long-lived assets, the gains or losses on the disposition of fixed assets, all severance indemnity charges and employee profit sharing must be included in operating expenses under U.S. GAAP;
  Under Mexican GAAP, deferred taxes are classified as non-current, while under U.S. GAAP they are based on the classification of the related asset or liability;
  Under Mexican GAAP, leasehold improvements are recorded in other assets, while under U.S. GAAP they are classified as property, plant and equipment.

c) Deferred Promotional Expenses:

As explained in Note 5 d), for Mexican GAAP purposes, the promotional costs related to the launching of new products or presentations are recorded as prepaid expenses. For U.S. GAAP purposes, such promotional costs are expensed as incurred.

d) Intangible Assets:

As mentioned in Note 5 i), under Mexican GAAP, until January 1, 2003, all intangible assets were amortized over a period of no more than 20 years. Effective January 1, 2003, revised Bulletin C-8, “Activos Intangibles” (Intangible Assets), went into effect and recognizes that certain intangible assets (excluding goodwill) have indefinite lives and should not be amortized. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, (effective January 1, 2002), goodwill and indefinite-lived intangible assets are also no longer subject to amortization, but rather are subject to periodic assessment for impairment. Accordingly, amortization of goodwill and indefinite-lived intangible assets was discontinued in 2002 for U.S. GAAP and in 2003 for Mexican GAAP.

As a result of the adoption of SFAS No. 142, the Company performed an initial impairment test as of January 1, 2002 and found no impairment. Subsequent impairment tests are performed annually by the Company, unless an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. In such case an impairment test would be performed between annual tests.

e) Restatement of Imported Equipment:

As explained in Note 5 e), under Mexican GAAP, imported machinery and equipment have been restated by applying the inflation rate of the country of origin and translated into Mexican pesos using the exchange rate in effect at the date of the most recent balance sheet presented.

Under U.S. GAAP, the Company applies the regulations of the SEC, which require that all machinery and equipment, both domestic and imported, be restated using local inflation factors.

f) Capitalization of the Integral Result of Financing:

Under Mexican GAAP, the capitalization of the integral result of financing (interest, foreign exchange and monetary position) generated by loan agreements obtained to finance investment projects is optional, and the Company has elected not to capitalize the integral result of financing.

In accordance with SFAS No. 34, “Capitalization of Interest Cost”, if the integral result of financing is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets. Accordingly, a reconciling item for the capitalization of a portion of the integral result of financing is included in the U.S. GAAP reconciliation of the majority net income and majority stockholders’ equity. If the borrowings are denominated in U.S. dollars, the weighted-average interest rate on all such outstanding debt is applied to the balance of construction-in-progress to determine the amount to be capitalized. If the borrowings are denominated in Mexican pesos, the amount of interest to be capitalized as noted above is reduced by the gain on monetary position associated with the debt.

g) Derivative Financial Instruments:

As of January 1, 2005, in accordance with Mexican GAAP, as mentioned in Note 5 q), the Company values and records all derivative instruments and hedging activities according to Bulletin C-10, “Instrumentos Financieros Derivados y Operaciones de Cobertura” (Derivative Financial Instruments and Hedging Activities), which establishes similar accounting treatment as described in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

For purposes of SFAS No. 133, the Company elected not to designate its derivative financial instruments as hedges for accounting purposes, and accordingly, the entire effect of the mark to market of those instruments entered into contracted before December 31, 2000 was recognized in the income statement at January 1, 2001.

The effects of the initial application of Bulletin C-10 were already reflected in the U.S. GAAP financial statements for 2004. Therefore, the cumulative effect of the change in accounting principle is reconciled out of the amounts presented in the U.S. GAAP income statement for 2005.

h) Deferred Income Tax and Employee Profit Sharing:

The Company calculates its deferred income tax and employee profit sharing in accordance with SFAS No. 109, “Accounting for Income Taxes,” for U.S. GAAP purposes, which differs from Mexican GAAP as follows:

  Under Mexican GAAP, the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result of monetary position. Under U.S. GAAP, the deferred tax balance is classified as a non-monetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain (or loss) on monetary position and deferred income tax provision;
  Under Mexican GAAP, deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to reverse within a defined period, while under U.S. GAAP, the same liability method used for deferred income tax is applied; and
  The differences in deferred promotional expenses, restatement of imported machinery and equipment, the capitalization of financing results, derivative instruments and pension plan mentioned in Note 25 c), e), f), g) and i) generate a difference when calculating deferred income tax under U.S. GAAP compared to that presented under Mexican GAAP (see Note 22 a)).

As explained in Note 22 a), beginning in 2005, employee profit sharing is deductible for income tax purposes in Mexico. This new deduction reduces the payments of income tax in subsequent years. Therefore, the Company recorded an additional reduction of the deferred income tax liability under U.S. GAAP in the amount of Ps. 114 due to the future tax deduction of deferred employee profit sharing.

The reconciliation of deferred income tax and employee profit sharing, as well as the changes in the balances of deferred taxes, are as follows:

Reconciliation of Deferred Income Tax, net	2005	2004

Deferred income tax, net under Mexican GAAP	Ps. (227)	Ps. (73)
U.S. GAAP adjustments:
Deferred promotional expenses	(12)	(15)
Restatement of imported equipment and capitalization of financing results	161	42
Derivative financial instruments	-	43
Labor liabilities	(1)	1
Severance indemnities	(46)	-
Tax deduction for employee profit sharing	(114)	(133)

Total U.S. GAAP adjustments	(12)	(62)

Restatement of prior year financial statements	-	101

Deferred income tax, net, under U.S. GAAP	Ps. (239)	Ps. (34)

The total deferred income tax under U.S. GAAP includes the corresponding current portion net asset as of December 31, 2005 and 2004 of Ps. (253) and Ps. (442), respectively.

Changes in the Balance of Deferred Income Tax	2005	2004

Initial balance	Ps. (34)	Ps. 327
Provision of the year	(94)	(481)
Cumulative other comprehensive income	(111)	75
Effects of inflation	-	45

Ending balance	Ps. (239)	Ps. (34)

Reconciliation of Deferred Employee Profit Sharing, net	2005	2004

Deferred employee profit sharing, net, under Mexican GAAP	Ps. -	Ps. -
U.S. GAAP adjustments:
Other reserves	(53)	(55)
Inventories	38	103
Property, plant and equipment, net	477	469
Deferred charges	(17)	(8)

Labor liabilities	(38)	(32)
Severance indemnities	(12)	-

Total U.S. GAAP adjustments	395	477

Deferred employee profit sharing, net, under U.S. GAAP	Ps. 395	Ps. 477

The total deferred employee profit sharing under U.S. GAAP includes the corresponding current portion net (asset) liability as of December 31, 2005 and 2004 of Ps. (15) and Ps. 48, respectively.

Changes in the Balance of Deferred Employee Profit Sharing, net	2005	2004

Initial balance	Ps. 477	Ps. 534
Provision for the year	(82)	(56)
Effects of inflation	-	(1)

Ending balance	Ps. 395	Ps. 477

i) Pension Plan:

Under Mexican GAAP, the liabilities for employee benefits are determined using actuarial computations in accordance with Bulletin D-3, which is substantially the same as SFAS No. 87, “Employers’ Accounting for Pensions,” except for the initial year of application of both standards, which generates a difference in the unamortized net transition obligation and in the amortization expense.

In January 1997, as a result of the application of inflationary accounting, Mexican GAAP determined that labor obligations are non-monetary liabilities and required the application of real, instead of nominal, interest rates in actuarial calculations. These changes required recalculation of the accumulated transition obligation, and the difference in the transition obligation represents the sum of the actuarial gains or losses since the first year that labor obligations have been calculated.

The Company uses the same real interest rate for both U.S. GAAP and Mexican GAAP. As a result, the transition obligation has been recalculated and the difference is being amortized over the average life of employment (14 years) of the Company.

Under Mexican GAAP and U.S. GAAP, there is no difference in the liabilities for seniority premiums.

Under Mexican GAAP, as mentioned in Note 5 l), effective in 2005 revised Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. The same recognition criteria under U.S. GAAP is established in SFAS No. 112, “Employers' Accounting for Postemployment Benefits,” which has been effective since 1994. The Company had not previously recorded an amount under U.S. GAAP as it believed that an obligation could not be reasonably quantified.

Beginning in 2005, the Company applies the same considerations as required by Mexican GAAP to recognize the severance indemnity liability for U.S. GAAP purposes. However, the Company believes an obligation should have been recorded since the effective date of SFAS No. 112. The cumulative effect of the severance obligation related to vested services has been recorded in the 2005 income statement since the effect is not considered to be quantitatively or qualitatively material to the Company’s consolidated U.S. GAAP financial statements taken as a whole. In addition, the transition obligation has not been recorded for U.S. GAAP purposes.

The Company has prepared a study of pension costs under U.S. GAAP based on actuarial calculations using the same assumptions applied under Mexican GAAP (see Note 15).

The reconciliation of the net pension cost and pension liability are as follows:

Net Pension Cost	2005	2004	2003

Net pension cost recorded under Mexican GAAP	Ps. 64	Ps. 56	Ps. 40
U.S. GAAP adjustments:
Amortization of unrecognized transition obligations	1	4	2

Net pension cost under U.S. GAAP	Ps. 65	Ps. 60	Ps. 42

Pension Liability	2005	2004

Pension liability under Mexican GAAP	Ps . 575	Ps. 611
U.S. GAAP adjustments:
Unrecognized net transition obligation	5	(5)
Restatement of prior year financial statements	-	(3)

Pension liability under U.S. GAAP	Ps. 580	Ps. 603

The reconciliation of the net severance indemnity cost and severance indemnity liability, is as follows:

Net Severance Indemnity Cost	2005	2004	2003

Net severance indemnity cost recorded under Mexican GAAP	Ps. 50	Ps. -	Ps. -
U.S. GAAP adjustments:
Amortization of unrecognized transition obligations	155	-	-

Net severance indemnity cost under U.S. GAAP	Ps. 205	Ps. -	Ps . -

Severance Indemnity Liability	2005	2004

Severance indemnity liability under Mexican GAAP	Ps. 147	Ps. -
U.S. GAAP adjustments:
Unrecognized net transition obligation	155	-
Cancellation of the additional labor liability recorded in Mexican GAAP	(142)	-

Severance indemnity liability under U.S. GAAP	Ps. 160	Ps. -

j) Minority Interest:

Under Mexican GAAP, minority interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity in the consolidated balance sheet.

Under U.S. GAAP, this item must be excluded from consolidated stockholders’ equity in the consolidated balance sheet. Additionally, the minority interest in the net earnings of consolidated subsidiaries is excluded from consolidated net income.

The U.S. GAAP adjustments shown in Note 26 a) and b) are calculated on a consolidated basis. The minority interest effect over those adjustments is not material.

k) Statement of Cash Flows:

Under Mexican GAAP, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, “Estado de Cambios en la Situación Financiera” (Statement of Changes in Financial Position), which identifies the generation and application of resources by the differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

In accordance with U.S. GAAP, the Company follows SFAS No. 95, “Statement of Cash Flows,” which is presented in historical Mexican pesos, without the effects of inflation (see Note 25 l).

l) Financial Information Under U.S. GAAP:

Consolidated Balance Sheets	2005	2004

ASSETS
Current Assets:
Cash and cash equivalents	Ps. 1,958	Ps. 3,723
Accounts receivable	2,523	2,174
Inventories	2,127	2,234
Recoverable taxes	464	747
Other current assets	312	130
Deferred income taxes and employee profit sharing	268	748

Total current assets	7,652	9,756
Property, plant and equipment, net	19,093	19,655
Deferred income taxes	1,195	1,264

Investment in shares	441	432
Other assets	1,673	1,650
Intangible assets	37,722	37,429

TOTAL ASSETS	Ps. 67,776	Ps. 70,186

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank loans	Ps. 618	Ps. 215
Current maturities of long-term debt	3,810	3,166
Interest payable	326	324
Suppliers	4,616	4,282
Deferred income taxes and employee profit sharing	-	354
Taxes payable	933	1,366
Accounts payable, accrued expenses and other liabilities	1,797	1,688

Total current liabilities	12,100	11,395

Long-Term Liabilities:
Bank loans and notes payable	15,673	22,439
Labor liabilities	798	661
Deferred income taxes	1,209	1,672
Other liabilities	3,286	3,043

Total long-term liabilities	20,966	27,815

Total liabilities	33,066	39,210
Minority interest in consolidated subsidiaries	959	733
Stockholders’ equity	33,751	30,243

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	Ps. 67,776	Ps. 70,186

Consolidated Statements of Comprehensive Income	2005	2004	2003

Net sales	Ps. 49,840	Ps. 47,096	Ps. 37,702
Other operating revenues	358	333	385

Total revenues	50,198	47,429	38,087
Cost of sales	25,738	24,254	19,063

Gross profit	24,460	23,175	19,024

Operating expenses:
Administrative	2,862	2,841	2,106
Selling	13,520	12,802	9,856

	16,382	15,643	11,962

Income from operations	8,078	7,532	7,062
Integral result of financing:
Interest expense	2,452	2,615	1,663
Interest income	(280)	(275)	(247)
Foreign exchange (gain) loss	(223)	74	2,204
Gain on monetary position	(813)	(1,591)	(947)

	1,136	823	2,673
Other expenses, net	84	165	193

Income before income tax	6,858	6,544	4,196
Income tax	2,285	595	1,676

Income before minority interest	4,573	5,949	2,520
Minority interest in results of consolidated subsidiaries	(118)	(24)	(22)

Net income	4,455	5,925	2,498
Other comprehensive income	(311)	906	691

Comprehensive income	Ps. 4,144	Ps. 6,831	Ps. 3,189

Net income per share (1)	2.41	3.21	1.47

(1) Expressed in constant Mexican pesos.

Consolidated Cash Flows (1)	2005	2004	2003

Cash flows from operating activities:
Net income	Ps. 4,455	Ps. 5,925	Ps. 2,498
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
Minority interest	118	24	22
Inflation effect	(193)	(485)	(324)
Depreciation	1,332	1,142	1,559
Deferred income taxes	(94)	(476)	338
Amortization and other non-cash charges	(54)	(344)	909
Changes in operating assets and liabilities:
Working capital investment	(259)	1,012	(2,552)
Interest payable	12	(62)	169
Labor obligations	(188)	(64)	(34)

Net cash flows from operating activities	5,129	6,672	2,585

Cash flows from investing activities:
Panamerican Beverages, Inc. acquisition	-	-	(29,192)
Property, plant and equipment, net	(1,171)	(1,310)	(1,915)
Other assets	(883)	(539)	-

Net cash flows used in investing activities	(2,054)	(1,849)	(31,107)

Cash flows from financing activities:
Bank loans	(4,556)	(3,992)	15,890
Increase in capital stock	-	3	9,585
Dividends declared and paid	(620)	(521)	-
Other financing activities	456	507	(974)

Net cash flows (used in) generated by financing activities	(4,720)	(4,003)	24,501

Cash and cash equivalents:
Net (decrease) increase	(1,645)	820	(4,021)
Cash received in Panamco acquisition	-	-	633
Initial balance	3,603	2,783	6,171

Ending balance	Ps. 1,958	Ps. 3,603	Ps. 2,783

Supplemental cash flow information:
Interest paid	Ps. 2,187	Ps. 2,268	Ps. 1,125
Income tax and tax on assets paid	2,718	1,833	1,589

(1) Expressed in millions of historical Mexican pesos.

Consolidated Statements of Changes in Stockholders’ Equity	2005	2004

Stockholders’ equity at the beginning of the year	Ps. 30,243	Ps. 23,966
Increase in capital	-	3
Dividends declared and paid	(636)	(557)
Other comprehensive income:
Cumulative translation adjustment	(41)	104
Restatement of prior year financial statements	35	302
Unrealized gains (losses) on cash flow hedges	(386)	200
Additional labor liability over unrecognized net transition obligation	3	(24)
Result of holding non-monetary assets	78	324

Total other comprehensive income	(311)	906
Net income	4,455	5,925

Stockholders’ equity at the end of the year	Ps. 33,751	Ps. 30,243

Note 26. Reconciliation of Mexican GAAP to U.S. GAAP.

a) Reconciliation of Net Income:

	2005	2004	2003

Net majority income under Mexican GAAP	Ps. 4,586	Ps. 5,580	Ps. 2,520
U.S. GAAP adjustments:
Restatement of prior year financial statements (Note 25 a)	-	41	(7)
Restatement of imported equipment (Note 25 e)	(35)	(6)	8
Capitalization of the integral result of financing (Note 25 f)	(12)	(6)	(6)
Derivative financial instruments (Note 25 g)	(31)	(35)	8
Deferred income taxes (Note 25 h)	4	233	126
Deferred employee profit sharing (Note 25 h)	82	56	(39)
Labor cost (Note 25 i)	(1)	(4)	(2)
Severance indemnities (Note 25 i)	(155)	-	-
Deferred promotional expenses (Note 25 c)	17	66	(110)

Total U.S. GAAP adjustments	(131)	345	(22)

Net income under U.S. GAAP	Ps. 4,455	Ps. 5,925	Ps. 2,498

Under U.S. GAAP, the monetary position effect of the income statement adjustments is included in each adjustment, except for the capitalization of the integral result of financing and intangible assets as well as pension plan liabilities, which are non-monetary.

b) Reconciliation of Stockholders’ Equity:

	2005	2004

Majority stockholders’ equity under Mexican GAAP	Ps. 33,768	Ps. 30,415
U.S. GAAP adjustments:
Restatement of prior year financial statements (Note 25 a)	-	(35)
Intangible assets (Note 25 d)	42	42
Restatement of imported machinery and equipment (Note 25 e)	463	71
Capitalization of the integral result of financing (Note 25 f)	59	71
Deferred income taxes (Note 25 h)	12	62
Deferred employee profit sharing (Note 25 h)	(395)	(477)
Deferred promotional expenses (Note 25 c)	(38)	(55)
Derivative financial instruments (Note 25 g)	-	144
Pension liability (Note 25 i)	(5)	5
Severance indemnities (Note 25 i)	(155)	-

Total U.S. GAAP adjustments	(17)	(172)

Stockholders’ equity under U.S. GAAP	Ps. 33,751	Ps. 30,243

c) Reconciliation of Comprehensive Income:

	2005	2004	2003

Majority comprehensive income under Mexican GAAP	Ps. 3,989	Ps. 5,960	Ps. 3,378
U.S. GAAP adjustments:
Net income (loss)	(131)	345	(22)
Derivative financial instruments	(144)	200	(73)
Restatement of prior year financial statements	35	347	266
Result of holding non-monetary assets	395	(21)	(360)

Comprehensive income under U.S. GAAP	Ps. 4,144	Ps. 6,831	Ps. 3,189

Note 27. Future Impact of Recently Issued Accounting Standards Not Yet in Effect.

a) In Mexican GAAP:

As of May 31, 2004, the Mexican Institute of Public Accountants (“IMCP”) formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF”), consistent with the international trend of requiring this function be performed by an independent entity.

Accordingly, the task of issuing bulletins of Mexican GAAP and circulars previously issued by the IMCP was transferred to CINIF, who subsequently renamed standards of Mexican GAAP as “Normas de Información Financiera” (Financial Reporting Standards, or “NIFs”), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards (“IFRS”) that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

One of the main objectives of CINIF is to attain greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in Mexican GAAP and establishing a Conceptual Framework (“CF”) to support the development of financial reporting standards and to serve as a reference in solving issues arising in the accounting practice. The CF is formed by eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins.

The most significant changes established by these standards are as follows:

  In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.
  NIF A-5 includes a new classification for revenues and expenses: ordinary and extraordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are inherent in the entity’s activities, whether frequent or not; extraordinary revenues and expenses refer to unusual transactions and events, whether frequent or not.
  NIF A-7 requires the presentation of comparative financial statements for at least with the preceding period. Through December 31, 2004, the presentation of prior years’ financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the name(s) of the officer(s) or administrative body(ies) authorizing the related issuance.
  NIF B-1 establishes that changes in particular standards, reclassifications and correction of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

At the date of issuance of these financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.

b) U.S. GAAP:

The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated. The Company does not anticipate that these new standards will have a significant impact on its consolidated financial position or results of operations.

• “Share-Based Payments“, or SFAS No. 123(R)

This Statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, ”Accounting for Stock Issued to Employees“, to stock compensation awards issued to employees. Rather, SFAS No. 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award the requisite service period (usually the vesting period). SFAS No. 123(R) applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS No. 123(R) will be effective for the fiscal year ending December 31, 2006. The Company does not grant stock options to employees.

• “Inventory Costs”, or SFAS No. 151

SFAS No. 151 is an amendment to Accounting Research Bulletin No. 43. This statement clarifies that the abnormal amounts of the idle capacity expense, freight, handling costs and wasted materials should be recognized as current period charges and requires the allocation of fixed production overhead cost to inventory based on the normal capacity of the production facilities. This guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application allowed for inventory costs incurred during fiscal years beginning after November 23, 2004. The company will adopt this accounting standard on January 1, 2006.

• ”Exchanges of Non-monetary Assets - an Amendment of APB Opinion No. 29“, or SFAS No. 153

In December 2004, the FASB issued SFAS No. 153, which amends APB Opinion No. 29, “Accounting for Non-monetary Transactions“, to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.

SFAS No. 153 is effective for non-monetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will adopt this accounting standard on January 1, 2006.

• “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3”, or SFAS No. 154

In May 2005, the FASB issued SFAS No. 154. This statement replaces APB Opinion No. 20, “Accounting Changes” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting a change in accounting principle. This statement applies to all voluntary changes in accounting principle and also to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires “retrospective application” to prior periods’ financial statements of changes in accounting principle instead of recognize voluntary changes in accounting principle by including in net income of the period the change of the cumulative effect refer to a new pronouncement. This guidance should be applied for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

• EITF Issue No. 96-16, “Investor’s Accounting for and Investee when the Investor has a Majority of the Voting Interest but the Minority Shareholder or Shareholders have Certain Approval or Veto Rights”

In June 2005, the Task Force agreed to amend Item 4 of the Protective Rights section of this consensus as well as Example 1 of Exhibit 96-16A to be consistent with the consensus reached in Issue 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a limited Partnership Rights”. EITF 96-16 Item 4 specifies that the acquisitions or dispositions of assets that are not expected to be undertaken in the ordinary course of the business is considered as a protective right and this does not overcome the presumption of consolidation by the investor with a majority voting interest in its investee. This amendment should be applied to new investments and to investment agreements that are modified after June 29, 2005. The consensus of this amendment to EITF 96-16, does not change the Company’s current equity method of accounting of for its investment in its subsidiaries in its U.S. GAAP consolidated financial statement.

• EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”

On November 3, 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. This FASB Staff Position (FSP) addresses the determination as to when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting consideration subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations”, and APB Opinion No.18, “The Equity method of accounting for Investments in Common Stock”. The Company will adopt the recognition and measurement guidance of EITF 03-1 in 2006, when applicable.

• EITF Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”

In September 2005, the Board ratified the consensus reached by the Task Force regarding EITF Issue No. 04-13. This guidance addresses the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single non-monetary transaction with the scope of APB Opinion 29, “Accounting for Non-monetary Transactions”. The Task Force reached a consensus that non-monetary exchange whereby an entity transfers finished goods inventory in exchange for the receipt of raw materials or work-in-progress inventory within the same line of business is not considered as an exchange transaction to facilitate sales customers as described in APB Opinion 29 paragraph 20(b) and therefore should be recognized by the entity at fair value if it is determinable within reasonable limits and the transaction has commercial substance. All other non-monetary exchanges of inventory within the same line of business should be recognized at the carrying amount of the inventory transferred. The Task Force agreed that this consensus should be applied to transactions completed in reporting periods beginning after March 2006. The Company will adopt this guidance in 2006.

• EITF Issue No. 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination”

In June 2005, the Task Force reached a consensus on EITF Issue No. 05-6. This guidance determines that leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease period and renewals that are deemed to be reasonably assured at the date of acquisition. The Task Force also agreed that leasehold improvements that are placed in service significantly after and not contemplated at or near beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvement are purchased. This consensus should be applied to leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005.

• FSP FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period”

In October 2005, the Board addressed that there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Therefore rental costs associated with ground or building operating leases that are incurred during construction period shall be recognized as rental expense. This guidance shall be applied to the first reporting period beginning after December 15, 2005. Currently, for U.S. GAAP purposes, the Company records rental expenses in the income statement as incurred.