Form 20-F
period 2006-12-31
COCA COLA FEMSA SAB DE CV
filed 2007-06-25
CIK 910631

As filed with the Securities and Exchange Commission on June 25, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2006 Commission file number: 1-12260

Coca-Cola FEMSA, S.A.B. de C.V.
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
               None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
               None

The number of outstanding shares of each class of capital or common stock as of December 31, 2006 was:

992,078,519	Series A Shares, without par value
583,545,678	Series D Shares, without par value
270,906,004	Series L Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes                                  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
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
Yes                                  No

i

ii

INTRODUCTION

References

     Unless the context otherwise requires, the terms “Coca-Cola FEMSA,” “our company,” “we,” “us” and “our” are used in this annual report to refer to Coca-Cola FEMSA, S.A.B. de C.V. and its subsidiaries on a consolidated basis.

     References herein to “U.S. dollars,” “US$,” “dollars” or “$” are to the lawful currency of the United States of America. References herein to “Mexican pesos” or “Ps.” are to the lawful currency of Mexico.

     “Soft drink” as used in this annual report refers generally to non-alcoholic beverages, including those carbonated or containing natural or artificial flavors and sweeteners.

Currency Translations and Estimates

     This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 10.7995 to US$ 1.00, the noon buying rate for Mexican pesos on December 29, 2006 as published by the Federal Reserve Bank of New York. On June 15, 2007, this exchange rate was Ps. 10.810 to US$ 1.00. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since January 1, 2002.

     To the extent estimates are contained in this annual report, we believe that such estimates, which are based on internal data, are reliable. Amounts in this annual report are rounded, and the totals may therefore not precisely equal the sum of the numbers presented.

Sources

     Certain information contained in this annual report has been computed based upon statistics prepared by the Instituto Nacional de Estadística, Geografía e Informática of Mexico (the National Institute of Statistics, Geography and Information), the Federal Reserve Bank of New York, the Banco de México (the Central Bank of Mexico), the Comisión Nacional Bancaria y de Valores of Mexico (the National Banking and Securities Commission) or the CNBV, local entities in each country and upon our estimates.

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

Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Key Information

Selected Consolidated Financial Data

     This annual report includes (under Item 18) our audited consolidated balance sheets as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2006, 2005 and 2004. Our consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards, which we sometimes refer to as Mexican FRS. Mexican Financial Reporting Standards differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Notes 25 and 26 to our consolidated financial statements provide a description of the principal differences between Mexican Financial Reporting Standards and U.S. GAAP as they relate to us, together with a reconciliation to U.S. GAAP of net income and stockholders’ equity.

     Pursuant to Mexican Financial Reporting Standards, in our financial statements and the selected financial information set forth below:

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

  All financial statements are restated in constant Mexican pesos at December 31, 2006.

  The effects of inflation accounting under Mexican Financial Reporting Standards have not been reversed in the reconciliation to U.S. GAAP of net income and stockholders’ equity. See Notes 25 and 26 to our consolidated financial statements.

     Our non-Mexican subsidiaries maintain their accounting records in the currency and in accordance with accounting principles generally accepted in the country where they are located. For presentation in our consolidated financial statements, we adjust these accounting records into Mexican Financial Reporting Standards, apply the inflation factors of the local country to restate to the purchasing power of the local currency at the end of the most recent period for which financial results are being reported, and translate the resulting amounts into Mexican pesos using the exchange rate at the end of the most recent period.

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

	Year Ended December 31,

	2006(1)	2006		2005		2004		2003(2)		2002

	(in millions of U.S. dollars or in millions of constant Mexican pesos
	at December 31, 2006, except per share data)
Income Statement Data:
Mexican FRS
Net sales	$5,328	Ps.	57,539	Ps.	53,601	Ps.	50,899	Ps.	41,193	Ps.	21,066
Total revenues	5,346		57,738		53,997		51,276		41,626		21,240
Cost of sales	2,796		30,196		27,522		26,227		20,974		9,902
Gross profit	2,550		27,542		26,475		25,049		20,652		11,338
Operating expenses	1,675		18,086		17,257		16,590		12,932		6,056
Intangible amortization	-		-		-		-		-		47
Income from operations	875		9,456		9,218		8,459		7,720		5,235
Net income for the year	468		5,053		4,883		5,975		2,709		3,006
Majority net income	452		4,883		4,759		5,946		2,689		3,006
Minority net income	16		170		124		29		20		-
U.S. GAAP
Net sales	$5,328	Ps.	57,539	Ps.	51,860	Ps.	49,005	Ps.	39,230	Ps.	20,569
Total revenues	5,349		57,768		52,233		49,351		39,631		20,721
Income from operations(3)	781		8,432		8,405		7,837		7,348		5,029
Net income for the year	455		4,919		4,635		6,165		2,599		2,969
Net income per share (4)	0.27		2.96		2.33		3.84		1.53		2.08

Balance Sheet Data:
Mexican FRS
Total assets	$6,947	Ps.	75,024	Ps.	71,034	Ps.	72,135	Ps.	71,277	Ps.	19,425
Short-term debt	293		3,170		4,690		3,560		3,564		11
Long-term debt	1,499		16,181		16,315		23,403		29,604		3,728
Capital stock	278		3,003		3,003		3,003		3,003		2,786
Majority stockholders’ equity	3,729		40,270		35,636		32,245		26,395		11,001
Total stockholders’ equity	3,841		41,484		36,706		33,025		26,583		11,001
U.S. GAAP
Total assets	$7,010	Ps.	75,708	Ps.	70,523	Ps.	73,031	Ps.	71,326	Ps.	19,402
Short-term debt	293		3,170		4,607		3,518		3,367		10
Long-term debt	1,499		16,181		16,308		23,349		29,520		3,727
Capital stock	278		3,003		3,003		3,003		3,003		2,787
Total stockholders’ equity	3,728		40,257		35,119		31,469		24,937		10,513

Other Data:
Mexican FRS
Depreciation(5)	$139	Ps.	1,504	Ps.	1,419	Ps.	1,390	Ps.	1,156	Ps.	697
Capital expenditures(6)	242		2,615		2,219		2,162		2,252		1,605

U.S. GAAP
Depreciation(5)(7)	$134	Ps.	1,450	Ps.	1,332	Ps.	1,142	Ps.	1,622	Ps.	502
_______________
(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 10.7995 to US$ 1.00 solely for the convenience of the reader.
(2)
In May 2003, we acquired Corporación Interamericana de Bebidas, S.A. de C.V., known at the time of acquisition as Panamerican Beverages, Inc., and which we refer to as Panamco. Panamco is included in our consolidated financial statements from May 2003 and is not included for periods prior to such date. As a result, our consolidated financial information for periods subsequent to the acquisition is not comparable to information for prior periods.

(3)	We include employee profit sharing as part of income from operations for purposes of U.S. GAAP.
(4)
For the year ended December 31, 2002, computed on the basis of 1,425 million shares outstanding. For the year ended December 31, 2003, computed on the basis of 1,704.3 million shares outstanding, the weighted average shares outstanding during 2003 after giving effect to the capital increase in May 2003 in connection with the Panamco acquisition. For the year ended December 31, 2004, computed on the basis of 1,846.4 million shares outstanding, the weighted average shares outstanding during 2004 after giving effect to the rights offering that expired in September 2004. For the years ended December 31, 2006 and 2005, computed on the basis of 1,846.5 million shares outstanding.

(5)	Excludes estimated breakage of bottles and cases and amortization of other assets. See the consolidated statements of changes in financial position included in our consolidated financial statements.
(6)	Includes investments in property, plant and equipment, bottles and cases and deferred charges.
(7)	Expressed in historical Mexican pesos.

Dividends and Dividend Policy

     The following table sets forth the nominal amount in Mexican pesos of dividends declared and paid per share each year and the U.S. dollar amounts on a per share basis actually paid to holders of American Depositary Shares, which we refer to as ADSs, on each of the respective payment dates.

Fiscal Year with		Mexican
Respect		Pesos
to which Dividend		per Share	U.S. Dollars
was Declared	Date Dividend Paid	(Nominal)	per Share

2002(1)	—	—	—
2003	May 14, 2004	0.282	0.025
2004	May 4, 2005	0.336	0.031
2005	June 15, 2006	0.376	0.033
2006	May 15, 2007	0.438	0.041
________________
(1)	Dividends were not declared for fiscal year 2002

     The declaration, amount and payment of dividends are subject to approval by holders of our Series A Shares and our Series D Shares voting as a single class, generally upon the recommendation of our board of directors, and will depend upon our operating results, financial condition, capital requirements, general business conditions and the requirements of Mexican law. Holders of Series L Shares, including in the form of ADSs, are not entitled to vote on the declaration and payments of dividends. We have historically paid dividends although we decided not to pay a dividend for fiscal year 2002 because our priority was to pay down the new debt assumed for the Panamco acquisition. Accordingly, our historical dividend payments are not necessarily indicative of future dividends.

Exchange Rate Information

     The following tables set forth, for the periods indicated, the high, low, average and period-end noon buying rates of the Federal Reserve Bank of New York, expressed in Mexican pesos per U.S. dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	Exchange Rate

				End of
	High	Low	Average (1)	Period

2002	Ps. 10.43	Ps. 9.00	Ps. 9.66	Ps. 10.43
2003	11.41	10.11	10.79	11.24
2004	11.64	10.81	11.31	11.15
2005	11.41	10.41	10.87	10.63
2006	11.46	10.43	10.91	10.80
_______________
(1)	Average month-end rates.

	Exchange Rate

	High		Low		End of Period

2005:
First Quarter	Ps.	11.41	Ps.	10.98	Ps.	11.18
Second Quarter		11.23		10.76		10.77
Third Quarter		10.90		10.58		10.79
Fourth Quarter		10.94		10.41		10.63

2006:
First Quarter	Ps.	10.95	Ps.	10.43	Ps.	10.90
Second Quarter		11.46		10.84		11.29
Third Quarter		11.18		10.74		10.98
Fourth Quarter		11.06		10.71		10.80
October		11.06		10.71		10.77
November		11.05		10.75		11.00
December		10.99		10.77		10.80

2007:
First Quarter	Ps.	11.18	Ps.	10.77	Ps.	11.04
January	Ps.	11.09	Ps.	10.77	Ps.	11.04
February		11.16		10.92		11.16
March		11.18		11.01		11.04
April		11.03		10.92		10.93
May		10.93		10.74		10.74

     Mexico has a free foreign exchange market and, since December 1994, the Mexican government has not intervened to maintain the value of the Mexican peso against the U.S. dollar. The Mexican peso declined in 1998 as the foreign exchange markets experienced volatility as a result of the financial crises in Asia and Russia and financial turmoil in countries such as Brazil and Venezuela. The Mexican peso remained relatively stable from 1999 until the fall of 2001. In late 2001 and early 2002, the Mexican peso appreciated considerably against the U.S. dollar and, more strongly, against other foreign currencies. From the second quarter of 2002 and until the end of 2003, the Mexican peso depreciated in value. The Mexican peso has remained relatively stable since 2004. The Mexican government may not maintain its current policies with regard to the Mexican peso, and the Mexican peso may depreciate significantly in the future.

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

     Approximately 95% of our sales volume in 2006 was derived from sales of Coca-Cola trademark beverages. In each of our territories, we produce, market and distribute Coca-Cola trademark beverages through standard bottler agreements. Through its rights under the bottler agreements and as a large shareholder, The Coca-Cola Company has the ability to exercise substantial influence over the conduct of our business.

     Under our bottler agreements, The Coca-Cola Company may unilaterally set the price for its concentrate. In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for carbonated soft drinks over a three year period in Mexico beginning in 2007 and in Brazil beginning in 2006. We prepare a three-year general business plan that is submitted to our board of directors for approval. The Coca-Cola Company may require that we demonstrate our financial ability to meet our plans and may terminate our rights to produce, market and distribute soft drinks in territories with respect to which such approval is withheld. The Coca-Cola Company also makes significant contributions to our marketing expenses although it is not required to contribute a particular amount. In addition, we are prohibited from bottling any soft drink product or distributing other beverages without The Coca-Cola Company’s authorization or consent. We may not transfer control of the bottler rights of any of our territories without the consent of The Coca-Cola Company.

     We depend on The Coca-Cola Company to renew our bottler agreements. Our bottler agreements for Mexico expire in 2013, and 2015, renewable in each case for ten-year terms. Our bottler agreements for Brazil expired in December 2004 and for Venezuela in August 2006. Our bottler agreements for Guatemala, Nicaragua, Panama (other beverages) and Colombia expire in June 2007. Our bottler agreement for Coca-Cola trademark beverages for Panama has an indefinite term but may be terminated with six months prior written notice by either party. We are currently in the process of negotiating renewals of these agreements on similar terms and conditions as the rest of the countries. Our remaining territories are governed by bottler agreements that expire after June 2007. There can be no assurances that The Coca-Cola Company will decide to renew any of these agreements. In addition, these agreements generally may be terminated in the case of material breach. Termination would prevent us from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on our business, financial condition, prospects and results of operations.

The Coca-Cola Company and FEMSA have substantial influence on the conduct of our business, which may result in us taking actions contrary to the interest of our remaining shareholders.

     The Coca-Cola Company and Fomento Económico Mexicano, S.A.B. de C.V. which we refer to as FEMSA have significant influence on the conduct of our business. The Coca-Cola Company indirectly owns 31.6% of our outstanding capital stock, representing 37.0% of our capital stock with full voting rights. The Coca-Cola Company is entitled to appoint four of our 18 directors and certain of our executive officers and, except under limited circumstances, has the power to veto all actions requiring approval by our board of directors. FEMSA indirectly owns 53.7% of our outstanding capital stock, representing 63.0% of our capital stock with full voting rights. FEMSA is entitled to appoint 11 of our 18 directors and certain of our executive officers. The Coca-Cola Company and FEMSA together, or FEMSA acting alone in certain limited circumstances, thus have the power to determine the outcome of all actions requiring approval by our board of directors, and FEMSA and The Coca-Cola Company together, except in certain limited situations, have the power to determine the outcome of all actions requiring approval of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.” The interests of The Coca-Cola Company and FEMSA may be different from the interests of our remaining shareholders, which may result in us taking actions contrary to the interest of our remaining shareholders.

We have significant transactions with affiliates, particularly The Coca-Cola Company and FEMSA, which may create potential conflicts of interest and could result in less favorable terms to us.

      We engage in transactions, which are revised by our Audit Committee, with subsidiaries of both The Coca-Cola Company and FEMSA. Our transactions with FEMSA include supply agreements under which we purchase certain supplies and equipment, a service agreement under which a FEMSA subsidiary transports finished products from our production facilities to distribution facilities in Mexico, sales of finished products to a Mexican convenience store chain owned by FEMSA, sales and distribution agreements with Cervejarias Kaiser Brazil, a Brazilian brewer, which we refer to as Kaiser, controlled by FEMSA and a service agreement under which a FEMSA subsidiary provides administrative services to our company. In addition, we have entered into cooperative marketing arrangements with The Coca-Cola Company and FEMSA. We are a party to a number of bottler agreements with The Coca-Cola Company. We have also agreed, jointly with The Coca-Cola Company, to purchase 100% of the outstanding shares of Jugos del Valle, S.A.B. de C.V., which we refer to as Jugos del Valle, a Mexican juice and beverage producer. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” and “Item 4. Information on the Company—Bottler Agreements.” Transactions with affiliates may create the potential for conflicts of interest, which could result in terms less favorable to us than could be obtained from an unaffiliated third party.

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

     Our principal competitor in Mexico is The Pepsi Bottling Group, or PBG. PBG is the largest bottler of Pepsi products worldwide and competes with Coca-Cola trademark beverages. We have also experienced stronger competition in Mexico from lower priced soft drinks in larger, multiple serving packaging. In Argentina and Brazil, we compete with Companhia de Bebidas das Américas, commonly referred to as Ambev, the largest brewer in Latin America and a subsidiary of InBev S.A., which sells Pepsi products in addition to a portfolio that includes local brands with flavors such as guaraná and proprietary beers. In each of our territories we compete with Pepsi bottlers and with various other bottlers and distributors of nationally and regionally advertised soft drinks.

A water shortage or a failure to maintain existing concessions could adversely affect our business.

     Water is an essential component of soft drinks. We obtain water from various sources in our territories, including springs, wells, rivers and municipal water companies. In Mexico, we purchase water from municipal water companies and pump water from our own wells pursuant to concessions granted by the Mexican government. We obtain the vast majority of the water used in our soft drink production in Mexico pursuant to these concessions, which the Mexican government granted based on studies of the existing and projected groundwater supply. Our existing water concessions in Mexico may be terminated by governmental authorities under certain circumstances and their renewal depends on receiving necessary authorizations from municipal and/or federal water authorities. See “Item 4 .Information on the Company—Regulation—Water Supply Law.” In our other territories, our existing water supply may not be sufficient to meet our future production needs and the available water supply may be adversely affected by shortages or changes in governmental regulations.

     We cannot assure you that water will be available in sufficient quantities to meet our future production needs or will prove sufficient to meet our water supply needs.

Increases in the prices of raw materials would increase our cost of sales and may adversely affect our results of operations.

     Our most significant raw materials are concentrate, which we acquire from companies designated by The Coca-Cola Company, packaging materials and sweeteners. Prices for concentrate are determined by The Coca-Cola Company pursuant to our bottler agreements as a percentage of the weighted average retail price in local currency, net of applicable taxes. In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for carbonated soft drinks over a three year period in Mexico beginning in 2007 and in Brazil beginning in 2006. The prices for our remaining raw materials are driven by market prices and local availability as well as the imposition of import duties and import restrictions and fluctuations in exchange rates. We are also required to meet all of our supply needs from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to us. Our sales prices are denominated in the local currency in which we operate, while the prices of certain materials used in the bottling of our products, mainly resin, ingots to make plastic bottles, finished plastic bottles and aluminum cans, are paid in or determined with reference to the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the currency of any country in which we operate, particularly against the Mexican peso. See “Item 4. Information on the Company—The Company—Raw Materials.”

     Our most significant packaging raw material costs arise from the purchase of resin and plastic ingots to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are tied to crude oil prices and global resin supply. In Mexico, the average prices that we paid for resin remained relatively flat in U.S. dollars in 2006. Sugar prices in all of the countries in which we operate other than Brazil are subject to local regulations and other barriers to market entry that cause us to pay in excess of international market prices for sugar. We expect sugar prices to decrease in 2007 in all of the countries in which we operate other than Mexico and Venezuela. In Venezuela, we have experienced sugar shortages that have adversely affected our operations. These shortages were due to insufficient domestic production to meet demand and current restrictions on sugar imports.

     We cannot assure you that our raw material prices will not further increase in the future. Increases in the prices of raw materials would increase our cost of sales and adversely affect our results of operations.

Taxes on soft drinks could adversely affect our business.

     Our products are subject to excise and value-added taxes in many of the countries in which we operate. The imposition of new taxes or increases in taxes on our products may have a material adverse effect on our business, financial condition, prospects and results of operations. In 2003, Mexico implemented a 20% excise tax on carbonated soft drinks produced with non-sugar sweetener but this tax was removed beginning in 2007. Certain countries in Central America, Argentina and Brazil impose taxes on carbonated soft drinks. See “Item 4. Information on the Company—Regulation—Taxation of Soft Drinks.” We cannot assure you that any governmental authority in any country where we operate will not impose or increase taxes on our products in the future.

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

     Holders of our Series L Shares are entitled to vote only in limited circumstances. They generally may elect three of our 18 directors and are only entitled to vote on specific matters, including changes in our corporate form (other than changes from sociedad anónima bursátil de capital variable to sociedad anónima bursátil and viceversa), mergers involving our company when the principal corporate purpose of the merged entity is not related to the corporate purpose of our company, the cancellation of the registration of our shares and those matters that expressly require approval under the new Mexican Securities Market Law, which we refer to as the Mexican Securities Law. As a result, Series L shareholders will not be able to influence our business or operations. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10. Additional Information—Bylaws—Voting Rights.”

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

     Under Mexican law, the protections afforded to minority shareholders are different from, and may be less than, those afforded to minority shareholders in the United States. Mexican laws do not provide a remedy for shareholders relating to violations of fiduciary duties, there is no procedure for class actions as such actions are conducted in the United States and there are different procedural requirements for bringing shareholder lawsuits for the benefit of companies. Therefore, it may be more difficult for minority shareholders to enforce their rights against us, our directors or our controlling shareholders than it would be for minority shareholders of a United States company.

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

     Under applicable Mexican law, if we issue new shares for cash as a part of a capital increase, other than in connection with a public offering of newly issued shares or treasury stock (which are exempt under the Mexican Securities Law), we are generally required to grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally allow holders of our shares or ADSs who are located in the United States to exercise any preemptive rights in any future capital increases unless (1) we file a registration statement with the SEC with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the U.S.

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

     We are a Mexican corporation, and our Mexican operations are our single most important geographic segment. For the year ended December 31, 2006, 52.6% of our total revenues were attributable to Mexico. Several years ago, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our company. We cannot assume that such conditions will not return or that such conditions will not have a material adverse effect on our results of operations and financial condition.

     Our business may be significantly affected by the general condition of the Mexican economy, or by the rate of inflation in Mexico, interest rates in Mexico and exchange rates for the Mexican peso. Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. Because a large percentage of our costs and expenses are fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events, and our profit margins may suffer as a result. In addition, an increase in interest rates in Mexico would increase the cost to us of variable rate, Mexican peso-denominated funding, which constituted approximately 5% of our total debt as of December 31, 2006, and have an adverse effect on our financial position and results of operations.

Depreciation of the Mexican peso relative to the U.S. dollar could adversely affect our financial condition and results of operations.

     A depreciation of the Mexican peso relative to the U.S. dollar would increase the cost to us of a portion of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars and thereby may negatively affect our financial position and results of operations. We generally do not hedge our exposure to the U.S. dollar with respect to the Mexican peso and other currencies, other than with respect to our U.S. dollar-denominated debt obligations. A severe devaluation or depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated indebtedness or obligations in other currencies. While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange rate policies in the future, as it has done in the past. Currency fluctuations may have an adverse effect on our financial condition, results of operations and cash flows in future periods.

Political events in Mexico could adversely affect our operations.

     Federal elections were held in Mexico in July 2006. Although the Partido Acción Nacional won a plurality of the seats in the Mexican Congress in the election, no party succeeded in securing a majority in either chamber of the Mexican Congress. The absence of a clear majority by a single party is likely to continue at least until the next congressional election in 2009. This situation may result in government gridlock and political uncertainty. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations.

Developments in other Latin American countries in which we operate may adversely affect our business.

     In addition to Mexico, we conduct operations in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Argentina and Brazil. These countries expose us to different or greater country risk than Mexico. For many of these countries, results of operations in recent years have been adversely affected by deteriorating macroeconomic and political conditions. In Venezuela, significant economic, regulatory and political instability, including a currency devaluation, high unemployment, the introduction of exchange controls and social unrest have resulted in higher production costs and declining profitability for us. We have also experienced short-term disruptions in our Venezuelan operations during the last twelve months due to obstructions from demonstrators and closings required by tax authorities.

     Our future results may be significantly affected by the general economic and financial conditions in the countries where we operate, by the devaluation of the local currency, inflation or interest rates or by political developments or changes in law. Total revenues increased in our non-Mexican territories, at a relatively higher rate than in our Mexican territories in 2006 as compared to prior periods, resulting in a greater contribution to our results of operations from these territories, which also have a lower operating margin. This trend may continue in the future. Devaluation of the local currencies against the U.S. dollar may increase our operating costs in these countries, and depreciation against the Mexican peso may negatively affect the results of operations for these countries as reported in our Mexican Financial Reporting Standards financial statements. In addition, some of these countries may impose exchange controls that could impact our ability to purchase raw materials in foreign currencies and the ability of the subsidiaries in these countries to remit dividends abroad or make payments other than in local currencies, as is currently the case in Venezuela under regulations imposed in January 2003 that continue to apply. As a result of these potential risks, we may experience lower demand, lower real pricing or increases in costs, which may negatively impact our results of operations.

Item 4. Information on the Company

THE COMPANY

Overview

     We are the largest bottler of Coca-Cola trademark beverages in Latin America, and the second largest in the world, calculated in each case by sales volume in 2006. We operate in the following territories:

  Mexico – a substantial portion of central Mexico (including Mexico City) and southeast Mexico (including the Gulf region).

  Central America – Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide) and Panama (nationwide).

  Colombia – most of the country.

  Venezuela – nationwide.

  Argentina – Buenos Aires and surrounding areas.

  Brazil – the area of greater São Paulo, Campinas, Santos, the state of Mato Grosso do Sul and part of the state of Goiás.

     Our company was organized on October 30, 1991 as a sociedad anónima de capital variable (a variable capital stock corporation) under the laws of Mexico with a duration of 99 years. On December 5, 2006, in response to amendments to the Mexican Securities Law, we became a sociedad anónima bursátil de capital variable (a variable capital listed stock corporation). Our principal executive offices are located at Guillermo González Camarena No. 600, Col. Centro de Ciudad Santa Fé, Delegación Álvaro Obregón, México, D.F., 01210, México. Our telephone number at this location is (52-55) 5081-5100. Our website is www.coca-colafemsa.com.

     The following is an overview of our operations by segment in 2006:

Operations by Segment—Overview
Year Ended December 31, 2006(1)

				Percentage of
	Total	Percentage of	Income from	Income from
	Revenues	Total Revenues	Operations	Operations

Mexico	Ps .30,360	52.6	Ps 6,390	67.6
Central America	4,142	7.2	613	6.5
Colombia	5,507	9.5	727	7.7
Venezuela	6,532	11.3	169	1.8
Argentina	3,281	5.7	419	4.4
Brazil	7,916	13.7	1,138	12.0
_______________
(1)	Expressed in millions of Mexican pesos, except for percentages.

Corporate History

     We are a subsidiary of FEMSA, which also owns both the second largest brewer and the largest convenience store chain in Mexico.

     In 1979, a subsidiary of FEMSA acquired certain soft drink bottlers that are now a part of our company. At that time, the acquired bottlers had 13 Mexican distribution centers operating 701 distribution routes, and their production capacity was 83 million physical cases. In 1991, FEMSA transferred its ownership in the bottlers to FEMSA Refrescos, S.A. de C.V., the corporate predecessor to Coca-Cola FEMSA, S.A.B. de C.V.

     In June 1993, a subsidiary of The Coca-Cola Company subscribed for 30% of our capital stock in the form of Series D Shares for US$ 195 million. In September 1993, FEMSA sold Series L Shares that represented 19% of our capital stock to the public, and we listed these shares on the Mexican Stock Exchange and, in the form of ADSs, on the New York Stock Exchange.

     In a series of transactions between 1994 and 1997, we acquired the territory for our operations in Buenos Aires, Argentina from a subsidiary of The Coca-Cola Company. We expanded our Argentine operations in February 1996 by acquiring territories for the contiguous San Isidro and Pilar areas.

     We expanded our Mexican operations in November 1997 by acquiring a territory in the state of Chiapas in southern Mexico, after which we covered the entire state of Chiapas.

     In May 2003, we acquired Panamco and began producing and distributing Coca-Cola trademark beverages in additional territories in the central and the gulf regions of Mexico and in Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories. As a result of the acquisition, the interest of The Coca-Cola Company in the capital stock of our company increased from 30% to 39.6% .

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

     On November 3, 2006, FEMSA acquired, through a subsidiary, 148,000,000 of our Series D shares from certain subsidiaries of The Coca-Cola Company representing 9.4% of the total outstanding voting shares and 8.0% of the total outstanding equity of Coca-Cola FEMSA, at a price of US$ 2.888 per share for an aggregate amount of US$ 427.4 million. The acquisition of such additional shares took place pursuant to the Memorandum of Understanding between FEMSA and The Coca-Cola Company relating to the acquisition of Panamco by us in 2003. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Coca-Cola Memorandum.” With this purchase, FEMSA increased its ownership to 53.7% of our capital stock. Pursuant to our bylaws, the acquired shares were converted from Series D Shares to Series A Shares.

     On December 5, 2006, Coca-Cola FEMSA changed its name from Coca-Cola FEMSA, S.A. de C.V. (Coca-Cola FEMSA, Sociedad Anónima de Capital Variable) to Coca-Cola FEMSA, S.A.B. de C.V. (Coca-Cola FEMSA, Sociedad Anónima Bursátil de Capital Variable). See “Item 10—Additional Information—Bylaws.”

     On December 19, 2006, we and The Coca-Cola Company announced an agreement with the controlling shareholders of Jugos del Valle to conduct a public tender offer in Mexico of up to 100% of the outstanding public shares of Jugos del Valle for approximately US$380 million in cash. The price assumes a total aggregate value of US$470 million and that Jugos del Valle has approximately US$90 million in net debt. The final price to be paid will be based on the actual level of debt, net working capital and other liabilities on the date the tender offer is launched. The tender offer will be launched once applicable regulatory approvals have been obtained. We anticipate that other bottlers in Mexico and Brazil will be invited to participate subsequent to the completion of the acquisition on the same basic terms and conditions.

     Jugos del Valle is the second largest producer of packaged juices, nectars and fruit flavored beverages in Mexico, the largest producer in Brazil of such products, and it has a presence in other Latin American markets. Jugos del

Valle generated approximately US$440 million in total revenues for the 12-month period ended September 30, 2006. If consummated, the transaction will greatly increase our and The Coca-Cola Company’s presence in the non-carbonated beverage segment in Latin America. The transaction is subject to certain conditions, including applicable regulatory approvals.

     On May 25, 2007 the Comisión Federal de Competencia of Mexico (CFC), or the Mexican Antitrust Commission, announced its decision to object to the acquisition of Jugos del Valle. We have not yet received the official resolution from the Mexican Antitrust Commission. We intend to consider our options upon receipt thereof, which may include seeking a reconsideration of the decision.

     As of March 31, 2007, FEMSA indirectly owned Series A Shares equal to 53.7% of our capital stock (63.0% of our capital stock with full voting rights), and The Coca-Cola Company indirectly owned Series D Shares equal to 31.6% of the capital stock of our company (37.0% of our capital stock with full voting rights). Series L Shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the New York Stock Exchange, constitute the remaining 14.7% of our capital stock.

Business Strategy

     We are the largest bottler of Coca-Cola trademark beverages in Latin America in terms of total sales volume in 2006, with operations in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Argentina and Brazil. While our corporate headquarters are in Mexico City, we have established divisional headquarters in the following three regions:

  Mexico with headquarters in Mexico City;

  Latin Centro (covering territories in Guatemala, Nicaragua, Costa Rica, Panama, Colombia and Venezuela) with headquarters in San José, Costa Rica; and

  Mercosur (covering territories in Argentina and Brazil) with headquarters in São Paulo, Brazil.

     We seek to provide our shareholders with an attractive return on their investment by increasing our profitability. The key factors in achieving profitability are increasing our revenues by (1) implementing multi-segmentation strategies in our major markets to target distinct market clusters divided by competitive intensity and socioeconomic levels; (2) implementing well-planned product, packaging and pricing strategies through channel distribution; and (3) achieving operational efficiencies throughout our company. To achieve these goals we continue our efforts in:

  working with The Coca-Cola Company to develop a business model to continue exploring new lines of beverages, extend existing products, participate in new beverage segments and effectively advertise and market our products;

  developing and expanding our non-carbonated beverage portfolio organically and through strategic acquisitions together with The Coca-Cola Company;

  implementing packaging strategies designed to increase consumer demand for our products and to build a strong returnable base for the Coca-Cola brand selectively;

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

  committing to building a strong collaborative team, from top to bottom; and

  seeking to expand our geografical footprint.

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

     We seek to rationalize our manufacturing and distribution capacity to improve the efficiency of our operations. In 2003 and 2004, as part of the integration process from our acquisition of Panamco, we closed several under-utilized manufacturing centers and shifted distribution activities to other existing facilities. We closed additional distribution centers in 2005 and 2006. See “—Description of Property, Plant and Equipment.” In each of our facilities, we seek to increase productivity through infrastructure and process reengineering for improved asset utilization. Our capital expenditure program includes investments in production and distribution facilities, bottles, cases, coolers and information systems. We believe that this program will allow us to maintain our capacity and flexibility to innovate and to respond to consumer demand for non-alcoholic beverages.

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

Our Products

     We produce, market and distribute Coca-Cola trademark beverages, proprietary brands and brands licensed from third parties. The Coca-Cola trademark beverages include colas, flavored soft drinks, water and beverages in other categories such as juice drinks and isotonics. The following table sets forth our main brands as of March 31, 2007:

Central
Colas:	Mexico	America	Colombia	Venezuela	Brazil	Argentina

Coca-Cola

Coca-Cola light

Central
Flavored Soft Drinks:	Mexico	America	Colombia	Venezuela	Brazil	Argentina

Chinotto

Crush

Fanta

Fresca

Frescolita

Hit

Kuat

Lift

Mundet(1)

Premio(2)

Quatro

Simba

Sprite

Taí

Central
Water:	Mexico	America	Colombia	Venezuela	Brazil	Argentina

Alpina(2)

Ciel

Crystal(2)

Manantial

Nevada

Santa Clara(2)

Central
Other Categories:	Mexico	America	Colombia	Venezuela	Brazil	Argentina

Dasani(3)

Hi-C(4)

Nestea

Powerade(5)

Sonfil(4)

_______________
(1)	Brand licensed from FEMSA.
(2)	Proprietary brand.
(3)	Flavored no-calorie water. (In Argentina also as still water)
(4)	Juice based drink.
(5)	Isotonic.

Sales Overview

     We measure total sales volume in terms of unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to fountain syrup, powders and concentrate, refers to the volume of fountain syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product. The following table illustrates our historical sales volume for each of our territories.

	Sales Volume
	Year Ended December 31,

	2006	2005	2004

	(millions of unit cases)

Mexico	1,070.7	1,025.0	989.9
Central America	120.3	109.4	110.6
Colombia	190.9	179.7	167.1
Venezuela	182.6	172.5	172.7
Argentina	164.9	150.1	144.3
Brazil(1)	268.7	252.5	227.5

Combined Volume	1,998.1	1,889.2	1,812.1
(1)	Excludes beer sales volume.

Product and Packaging Mix

     Our most important brand is Coca-Cola and its line extensions, Coca-Cola light, Coca-Cola light caffeine free and Coca-Cola light with lime, which together accounted for 62.5% of total sales volume in 2006. Ciel (including jug presentations), Fanta, Sprite, Lift and Fresca, our next largest brands in consecutive order, accounted for 10.5%, 6.1%, 3.0%, 1.9% and 1.7%, respectively, of total sales volume in 2006. We use the term line extensions to refer to the different flavors in which we offer our brands. We produce, market and distribute Coca-Cola trademark beverages in each of our territories in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles made of polyethylene terephtalate, which we refer to as PET.

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

     Our core brands are principally the Coca-Cola trademark beverages. We sell certain of these brands or their line extensions at a premium in some of our territories, in which case we refer to them as premium brands. We also sell certain other brands at a lower price per ounce, which we refer to as value protection brands.

     The characteristics of our territories are very diverse. Central Mexico and our territories in Argentina are densely populated and have a large number of competing carbonated soft drink brands as compared to the rest of our territories. Brazil is densely populated but has lower per capita consumption of carbonated soft drink products as compared to Mexico. Portions of Central America and Colombia are large and mountainous areas with lower population density, lower per capita income and lower per capita consumption of soft drink products. In Venezuela per capita consumption of our products has improved in spite of operating disruptions faced during 2006.

     The following discussion analyzes our product and packaging mix by segment. The volume data presented is for the years 2006, 2005 and 2004.

     Mexico. Our product portfolio consists of Coca-Cola trademark beverages, and since 2001 has included the Mundet trademark beverages. In 2007, as part of our efforts to revitalize the Coca-Cola brand we launched Coca-Cola Zero, a line extension of the Coca-Cola brand. Carbonated soft drink per capita consumption of our products in our Mexican territories in 2006 was 410 eight-ounce servings.

     The following table highlights historical sales volume and mix in Mexico for our products:

	Year Ended December 31,

	2006	2005	2004

Product Sales Volume	(millions of unit cases)

Total	1,070.7	1,025.0	989.9

% Growth	4.5%	3.5%	(1.2)%

Unit Case Volume Mix by Category	(in percentages)

Total Carbonated Soft Drinks	79.6%	79.6%	80.4%
Water(1)	19.5	19.7	19.1
Other Categories	0.9	0.7	0.5

Total	100.0%	100.0%	100.0%

Product Mix by Presentation	(in percentages)
Returnable	26.0%	26.6%	28.4%
Non-returnable and fountain	59.2	58.4	57.2
Jug	14.8	15.0	14.4

Total	100.0%	100.0%	100.0%

_______________
(1)	Includes jug volume.

     Our most popular soft drink presentations were the 2.5 -liter returnable plastic bottle, the 0.6 -liter non-returnable plastic bottle and the 2.5 -liter non-returnable plastic bottle, which together accounted for 55% of total carbonated soft drink sales volume in Mexico in 2006. Since 2004, we have introduced a number of new presentations in Mexico. These include 2.5 -liter returnable plastic bottles, 1.25 -liter returnable glass bottles, 1.5 -liter non-returnable plastic bottles, 8, 10.5 and 16-ounce cans, 0.45 -liter non-returnable plastic bottles, 0.71 -liter non-returnable plastic bottles and 4-ounce non-returnable glass bottles. During 2006 we complemented our portfolio in the returnable presentations with the roll-out of a 1.25 -liter returnable glass presentation in an affordable price. This presentation accounted for over 30% of our incremental volume in the year. Multiple serving presentations are an important component of our product mix. In 2006, multiple serving presentations represented 63.4% of total carbonated soft drink sales volume in Mexico, a 6.8% growth compared to 2005. Our commercial strategies seek to foster consumption in single serving presentations while maintaining multiple serving volumes.

     In the past, the packaging trend in the soft drink industry in Mexico had moved toward non-returnable presentations. However, in 2004, due to the entrance of low price brands in multiple serving size presentations, we refocused our packaging mix strategy to reinforce our sales of multiple serving size returnable packages. As a result, carbonated soft drink non-returnable presentations remained almost flat as a percentage of total sales volume in Mexico in 2004. In 2006, our carbonated soft drink non-returnable presentations slightly increased as a percentage of our total sales volume from 68.7% in 2005 to 69.5% in 2006. Returnable plastic and glass presentations offer consumers a more affordable, although less convenient, product. We believe returnable packages present an opportunity for us to attract new customers and maintain customer loyalty, because they make Coca-Cola trademark beverages more attractive to price-sensitive consumers. The price of a 2.5 -liter returnable package is normally more than 14% lower than a non-returnable package of the same size. These returnable products are mainly sold to small store retailers, which represent the largest distribution channel in the Mexican market, and benefit from returnable bottles’ lower price per ounce, which allows them to compete with larger supermarkets. We believe that our continued commitment to returnable bottle availability will allow us to compete with low-price entrants to the Mexican soft drink market.

     Total sales volume reached 1,070.7 million unit cases in 2006, an increase of 4.5% compared to 1,025.0 million unit cases in 2005. Carbonated soft drink sales volume grew 4.4%, accounting for almost 80% of the total incremental volumes during the year. Carbonated soft drink volume growth was mainly driven by strong growth of the Coca-Cola brand.

     Central America. Our product sales in Central America consist predominantly of Coca-Cola trademark beverages. Carbonated soft drink per capita consumption in Central America of our products was 151 eight-ounce servings in 2006.

     The following table highlights historical total sales volume and sales volume mix in Central America:

	Year Ended December 31,

	2006	2005	2004

Product Sales Volume	(millions of unit cases)

Total	120.3	109.4	110.6

% Growth	10.0%	(1.1)%	3.1%

Unit Case Volume Mix by Category	(in percentages)
Total Carbonated Soft Drinks	90.9%	93.6%	94.3%
Water	4.4	4.3	4.1
Other Categories	4.7	2.1	1.6

Total	100.0%	100.0%	100.0%

Product Mix by Presentation	(in percentages)
Returnable	34.9%	41.9%	48.3%
Non-returnable and fountain	65.1	58.1	51.7
Jug	—	—	—

Total	100.0%	100.0%	100.0%

     In Central America, we sell the majority of our sales volume through small retailers. In 2006, multiple serving presentations represented 50.6% of total carbonated soft drink sales volume in Central America, compared with 48.8% in 2005. Beginning in 2004, we faced greater competition as a result of the entrance of low price brands in the Central American region. As a result, we reinforced our packaging portfolio offering for the Coca-Cola brand with the introduction of 1.5 -liter and 2.5 -liter non-returnable plastic bottles and a more affordable 2.5 -liter returnable plastic bottle. In 2006, looking for a higher participation in the growing non-carbonated beverage segment, we complemented our product portfolio with the inclusion of Hi-C, a juice based product.

     Total sales volume was 120.3 million unit cases in 2006, increasing 10.0% compared to 109.4 million in 2005. Carbonated soft drink volumes in the year accounted for 60% of our total incremental volume and non-carbonated beverages were the majority of the balance.

     Colombia. Our product portfolio in Colombia consists of Coca-Cola trademark beverages, certain products sold under proprietary trademarks and other brands, which we license from third parties. Carbonated soft drink per capita consumption of our products in Colombia during 2006 was 87 eight-ounce servings.

     The following table highlights historical total sales volume and sales volume mix in Colombia:

	Year Ended December 31,

	2006	2005	2004

Product Sales Volume	(millions of unit cases)

Total	190.9	179.7	167.1

% Growth	6.2%	7.5%	(2.7)%

Unit Case Volume Mix by Category	(in percentages)
Total Carbonated Soft Drinks	87.9%	87.9%	86.4%
Water(1)	10.9	11.7	13.2
Other Categories	1.2	0.4	0.4

Total	100.0%	100.0%	100.0%

Product Mix by Presentation	(in percentages)
Returnable	43.2%	46.2%	50.7%
Non-returnable and fountain	51.3	47.8	42.9
Jug	5.5	6.0	6.4

Total	100.0%	100.0%	100.0%

_______________
(1)	Includes jug volume.

     The Colombian market is characterized by lower per capita consumption and relatively lower levels of non-returnable presentations compared with the rest of our territories. In 2006, multiple serving presentations represented 52.3% of total carbonated soft drink sales volume in Colombia. At the beginning of 2005, we launched Crush Multiflavors to enhance our competitive position, foster demand for flavored carbonated soft drink brands and leverage our extended distribution and improved execution capabilities countrywide. In 2006, we launched Dasani, a no-calorie flavored water to complement our product portfolio.

     Total sales volume was 190.9 million unit cases in 2006, an increase of 6.2% compared to 179.7 million in 2005, driven by carbonated soft drinks volume growth, which accounted for almost 90% of total incremental volume.

     Venezuela. Our product portfolio in Venezuela consists predominantly of Coca-Cola trademark beverages. Carbonated soft drink per capita consumption of our products in Venezuela during 2006 was 147 eight-ounce servings.

     The following table highlights historical total sales volume and sales volume mix in Venezuela:

	Year Ended December 31,

	2006	2005	2004

Product Sales Volume	(millions of unit cases)

Total	182.6	172.5	172.7

% Growth	5.9%	(0.1)%	13.9%

Unit Case Volume Mix by Category	(in percentages)
Total Carbonated Soft Drinks	87.7%	86.6%	86.3%
Water(1)	7.5	8.7	8.2
Other Categories	4.8	4.7	5.5

Total	100.0%	100.0%	100.0%

Product Mix by Presentation	(in percentages)
Returnable	17.5%	24.7%	30.1%
Non-returnable and fountain	81.2	72.2	66.4
Jug	1.3	3.1	3.5

Total	100.0%	100.0%	100.0%

_______________
(1)	Includes jug volume.

     During 2006 we continued facing periodic operating difficulties that prevented us from producing and distributing enough supply. We implemented a product portfolio rationalization strategy in the second half of the year, which enabled us to increase our total sales volume for the year by 5.9% .

     In 2006, multiple serving presentations represented 69.1% of total carbonated soft drink sales volume in Venezuela. Total sales volume was 182.6 million unit cases in 2006, an increase of 5.9% compared to 172.5 million in 2005, driven by volume growth in the carbonated soft drink segment. In 2006, we focused on fostering volume growth of our core flavored carbonated soft drinks, posting a 13% growth for the year in this category. This incremental volumes, combined with volume growth of the Coca-Cola brand, more than offset volume decline of the value protection brands.

     Argentina. Our product portfolio in Argentina consists exclusively of Coca-Cola trademark beverages. Carbonated soft drink per capita consumption of our products in Argentina during 2006 was 351 eight-ounce servings.

     The following table highlights historical total sales volume and sales volume mix in Argentina:

	Year Ended December 31,

	2006	2005	2004

Product Sales Volume	(millions of unit cases)

Total	164.9	150.1	144.3

% Growth	9.8%	4.0%	14.0%

Unit Case Volume Mix by Category	(in percentages)

Total Carbonated Soft Drinks	96.6%	97.3%	98.6%
Water	1.2	1.4	0.8
Other Categories	2.2	1.3	0.6

Total	100.0%	100.0%	100.0%

Product Mix by Presentation	(in percentages)
Returnable	24.7%	25.9%	26.9%
Non-returnable and fountain	75.3	74.1	73.1
Jug	—	—	—

Total	100.0%	100.0%	100.0%

     During 2006, our packaging mix continues shifting towards non-returnable presentations. Returnable packaging accounted for 24.7% of total sales volume in Argentina in 2006 as compared to 25.9% in 2005. In 2006, we introduced Dasani, a no-calorie flavored water to complement our non-carbonated beverage portfolio.

     Total sales volume reached 164.9 million unit cases in 2006, an increase of 9.8% compared with 150.1 million in 2005. In 2006, core and premium brands incremental volumes more than offset volume decline of the value protection brands. In Argentina, premium brands consist of diet carbonated soft drinks and Schweppes. The majority of the volume growth came from our non-returnable presentations, which represented over 65% of the sales volume increase. In 2006, multiple serving presentations for the carbonated soft drinks remained almost flat at 83.7% as compared to 83.4% in 2005.

     Brazil. Our product portfolio in Brazil consists mainly of Coca-Cola trademark beverages and certain products sold under proprietary trademarks and the Kaiser beer brand, which we sell and distribute on behalf of FEMSA. Carbonated soft drink per capita consumption of our products in Brazil during 2006 was 196 eight-ounce servings.

     The following table highlights historical total sales volume and sales volume mix in Brazil:

	Year Ended December 31,

	2006	2005	2004

Product Sales Volume	(millions of unit cases)

Total	268.7	252.5	227.5

% Growth	6.4%	11.0%	4.8%

Unit Case Volume Mix by Category	(in percentages)

Total Carbonated Soft Drinks	91.7%	92.3%	93.4%
Water	7.3	6.9	5.8
Other Categories	1.0	0.8	0.8

Total	100.0%	100.0%	100.0%

Product Mix by Presentation	(in percentages)
Returnable	10.5%	8.7%	5.3%
Non-returnable and fountain	89.5	91.3	94.7
Jug	—	—	—

Total	100.0%	100.0%	100.0%

     During 2006, consistent with our strategy of strengthening our returnable base, we introduced Fanta in a 1.0 -liter returnable glass bottle, which together with the rest of the returnable portfolio accounted also for almost 40% of our incremental carbonated soft drinks volumes in the year.

     Total sales volume was 268.7 million unit cases in 2006, an increase of 6.4% compared to 252.5 million in 2005. This increase included 5.7% carbonated soft drink volume growth during the year. Volume increase was a result of volume growth across all our beverage categories, including strong volume growth from the Coca-Cola brand in both returnable and non-returnable presentations, and incremental volumes from our water brand Crystal due to increased focus on both brands. In 2006, we introduced Minute Maid Mais, a juice based product to complement our product portfolio.

     We sell and distribute the Kaiser brands of beer in our territories in Brazil. In January 2006, FEMSA acquired an indirect controlling stake in Cervejarias Kaiser Brasil S.A. or Cervejarias Kaiser. We have subsequently agreed to continue to distribute the Kaiser beer portfolio and to assume the sales function in São Paulo, Brazil, consistent with the arrangements in place prior to 2004. Beginning with the second quarter of 2005, we ceased including beer that we distribute in Brazil in our sales volumes. However, for comparability purposes, sales volumes presented in this report do not include beer sales for 2004, 2005 and 2006

Seasonality

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

Marketing

     Our company, in conjunction with The Coca-Cola Company, has developed a sophisticated marketing strategy to promote the sale and consumption of our products. We rely extensively on advertising, sales promotions and non-price related retailer incentive programs designed by local affiliates of The Coca-Cola Company to target the particular preferences of our soft drink consumers. Our marketing expenses in 2006, net of contributions by The Coca-Cola Company, were Ps. 2,140 million. The Coca-Cola Company contributed an additional Ps. 1,164 million in 2006. Through the use of advanced information technology, we have collected customer and consumer information that allow us to tailor our marketing strategies to the types of customers located in each of our territories and to meet the specific needs of the various market segments we serve.

          Retailer Incentive Programs. Incentive programs include providing retailers with commercial coolers for the display and cooling of soft drink products and for point-of-sale display materials. We seek, in particular, to increase cooler distribution among retailers to increase the visibility and consumption of our products and to ensure that they are sold at the proper temperature. Sales promotions include sponsorship of community activities, sporting, cultural and social events, and consumer sales promotions such as contests, sweepstakes and product giveaways.

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

          Multi-segmentation. We have been implementing a multi-segmentation strategy in the majority of our markets. This strategy consists on the implementation of different product/price/package portfolios by market cluster or group. These clusters are defined based on competitive intensity and socio-economic levels, rather than solely on the types of distribution channels. We have developed a market intelligence system that we refer to as the right-execution-daily system (RED), which has allowed us to implement this strategy. This system provides the data required to target specific consumer segments and channels and allows us to collect and analyze the data required to tailor our product, package, price and distribution strategies to fit different consumer needs.

Product Distribution

          The following table provides an overview of our product distribution centers and the retailers to which we sell our products:

Product Distribution Summary
as of December 31, 2006

	Mexico	Central America	Colombia	Venezuela	Argenitna	Brazil

Distribution Centers	92	28	37	32	5	12
Retailers (in thousands)(1)	624.1	115.7	381.1	224.2	79.1	122.3

__________________________
(1)	Estimated.

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

          We continually evaluate our distribution model in order to fit with the local dynamics of the market place. We are currently analyzing the way we go to market, recognizing different service needs from our customers, while looking for a more efficient distribution model. As part of this strategy, we are rolling out a variety of new distribution models throughout our territories looking for improvements in our distribution network.

          We believe that service visits to retailers and frequency of deliveries are essential elements in an effective selling and distribution system for our products. Accordingly, we have continued to expand our pre-sale system throughout our operations in a selective way.

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

          Mexico. We contract with a subsidiary of FEMSA for the transportation of finished products to our distribution centers from our Mexican production facilities. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” From the distribution centers, we then distribute our finished products to retailers through our own fleet of trucks. During 2006, we closed 14 out of 106 distribution centers in our Mexican operations.

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

          Central America. In Central America, we distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors. At the end of 2006, we operated 28 distribution centers in our Central American territories. In our Central American operations, as in most of our territories, an important part of our total sales volume is through small retailers, and we have low supermarket penetration.

          Colombia. We distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors. During 2006, we closed five distribution facilities in Colombia. In Colombia, where we have low supermarket penetration, an important part of our total sales volume is done through small retailers.

          Venezuela. We distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors. Our Venezuelan operations distribute a significant part of total sales through small retailers and supermarkets, which in most of our operations have a less significant presence.

          Argentina. As of December 31, 2006, we operated 5 distribution centers in Argentina. We distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors.

          In 2006, we sold the majority of our products in the take-home segment, which consists of sales to consumers who take the beverages home or elsewhere for consumption. The percentage of total sales volume through supermarkets remained stable at 14.6% in 2006 from 14.3% in 2005.

          Brazil. In Brazil, the delivery of our finished products to customers is by a third party. At the end of 2006, we operated 12 distribution facilities in our Brazilian territories. In contrast with the rest of our territories, which have low supermarket penetration, in Brazil we sold more than 20% of our total sales volume through supermarkets in 2006. In addition, in designated zones, third-party distributors purchase our products at a discount from the wholesale price and resell the products to retailers.

Competition

          Although we believe that our products enjoy wider recognition and greater consumer loyalty than those of our principal competitors, the soft drink segments in the territories in which we operate are highly competitive. Our principal competitors are local bottlers of Pepsi and other bottlers and distributors of national and regional soft drink brands. We face increased competition in many of our territories from producers of low price beverages, commonly referred to as “B brands.” A number of our competitors in Central America, Argentina and Brazil offer both soft drinks and beer, which may enable them to achieve distribution efficiencies.

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

          Mexico. Our principal competitors in Mexico are bottlers of Pepsi products, whose territories overlap but are not co-extensive with our own. In central Mexico we compete with a subsidiary of PBG, the largest bottler of Pepsi products globally, and Grupo Embotelladores Unidos, S.A.B. de C.V., the Pepsi bottler in central and southeast Mexico. In addition, we compete with Cadbury Schweppes and with other national and regional brands in our Mexican territories. We continue to face competition from low price producers offering multiple serving size presentations in the soft drink industry.

          Central America. In the countries that comprise our Central America segment, our main competitors are Pepsi bottlers. In Guatemala and Nicaragua, we compete against a joint venture between AmBev and The Central American Bottler Corporation. In Costa Rica, our principal competitor is Embotelladora Centroamericana, S.A., and in Panama, our main competitor is Refrescos Nacionales, S.A. During 2006, we continued to face competition from low price producers offering multiple serving size presentations in some Central American countries.

          Colombia. Our principal competitor in Colombia is Postobón S.A., which we refer to as Postobón, a well-established local bottler that sells flavored soft drinks, some of which have a wide consumption preference, such as cream soda, which is the second most popular category in the Colombian soft drink industry in terms of total sales volume, and that also sells Pepsi products. Postobón is a vertically integrated producer, the owners of which hold other significant commercial interests in Colombia. During 2007, we expect to face an increase in competition from low price producers offering multiple serving size presentations.

          Venezuela. In Venezuela, our main competitor is Pepsi-Cola Venezuela, C.A., a joint venture formed between PepsiCo. and Empresas Polar, S.A., the leading beer distributor in the country. We also compete with the producers of Kola Real in part of the country.

          Argentina. In Argentina, our main competitor is BAESA, a Pepsi bottler, which is owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In addition, we compete with a number of competitors offering generic, low priced soft drinks as well as many other generic products and private label proprietary supermarket brands.

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

Raw Materials

          Pursuant to the bottler agreements with The Coca-Cola Company, we are required to purchase concentrate, including aspartame, an artificial sweetener used in diet sodas, for all Coca-Cola trademark beverages from companies designated by The Coca-Cola Company. The price of concentrate for all Coca-Cola trademark beverages is a percentage of the average price we charge to our retailers in local currency net of applicable taxes. Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage has historically been set pursuant to periodic negotiations with The Coca-Cola Company. In most cases, concentrate is purchased in the local currency of the territory.

          In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for carbonated soft drinks over a three year period in Mexico beginning in 2007, and in Brazil in 2006. As part of the new cooperation framework that we arrived at with The Coca-Cola Company at the end of 2006, The Coca-Cola Company will provide a relevant portion of the funds derived from the incidence increase to marketing support of the carbonated and non-carbonated soft drinks portfolio. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—New Cooperation Framework with The Coca-Cola Company.”

          In addition to concentrate, we purchase sweeteners, carbon dioxide, resin and ingots to make plastic bottles, finished plastic and glass bottles, cans, closures and fountain containers, as well as other packaging materials. Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for the soft drink. Our bottler agreements provide that, with respect to Coca-Cola trademark beverages, these materials may be purchased only from suppliers approved by The Coca-Cola Company. Prices for packaging materials and high fructose corn syrup historically are determined with reference to the U.S. dollar, although the local currency equivalent in a particular country is subject to price volatility in accordance with changes in exchange rates. Our most significant packaging raw material costs arise from the purchase of resin, plastic ingots to make plastic bottles and finished plastic bottles, which we obtain from international and local producers. The prices of these materials are tied to crude oil prices and global resin supply, and in the last years we have experienced volatility in the prices we pay for these materials. In Mexico, our average price for resin started to decline in the second half of 2006, and we currently expect prices to remain stable for 2007.

          Under our agreements with The Coca-Cola Company, we may use raw or refined sugar or high fructose corn syrup as sweeteners in our products. Sugar prices in all of the countries in which we operate, other than Brazil, are subject to local regulations and other barriers to market entry that cause us to pay in excess of international market prices for sugar in certain countries. We have experienced sugar price volatility in these territories as a result of changes in local conditions, regulations and the stronger correlation to oil prices recently due to the use of sugar in alternative fuels.

          None of the materials or supplies that we use is presently in short supply, although the supply of specific materials could be adversely affected by strikes, weather conditions, governmental controls or national emergency situations.

          Mexico. We purchase our returnable plastic bottles from Continental PET Technologies de México, S.A. de C.V, a subsidiary of Continental Can, Inc., which has been the exclusive supplier of returnable plastic bottles to The Coca-Cola Company and its bottlers in Mexico. We also mainly purchase resin from Arteva Specialties, S. de R.L. de C.V. and Industrias Voridian, S.A. de C.V., which ALPLA Fábrica de Plásticos, S.A. de C.V., known as ALPLA, manufactures into non-returnable plastic bottles for us.

          We mainly purchase sugar from Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a cooperative of Coca-Cola bottlers. These purchases are regularly made under one-year agreements between PROMESA and each bottler subsidiary for the sale of sugar at a price that is determined monthly based on the cost of sugar to PROMESA. We also purchase sugar from Beta San Miguel, S.A. de C.V., a sugar cane producer in which we hold a 2.54% equity interest.

          In December 2001, the Mexican government expropriated the majority of the sugar mills in Mexico. To manage this industry, the Mexican government entered into a trust agreement with Nacional Financiera, S.N.C., which we refer to as Nafin, a Mexican government-owned development bank, pursuant to which Nafin acts as trustee. In addition, the Mexican government imposed a 20% excise tax, effective January 1, 2002, on carbonated soft drinks sweetened with high fructose corn syrup. As a result, we converted our Mexican bottler facilities to sugar cane-based production in early 2002. On January 1, 2003, the Mexican government broadened the reach of this tax by imposing a 20% excise tax on carbonated soft drinks produced with non-sugar sweetener. The effect of these excise taxes was to limit our ability to substitute other sweeteners for sugar. We initiated proceedings in Mexican federal court against this excise tax that allowed us to cease paying the tax in 2005 and 2006. We also resumed the use of high fructose corn syrup as a sweetener. At the end of 2006, effective beginning in 2007, the Mexican government removed this excise tax. Recently, the government agreed to give back to the former owners the sugar mills expropriated in 2001, the process has begun and the majority of the sugar mills have being given back to their former owners.

          Imported sugar is also presently subject to import duties, the amount of which is set by the Mexican government. As a result, sugar prices in Mexico are in excess of international market prices for sugar. In 2005, sugar prices remained stable after significant increases in 2004, however, in 2006 prices increased again. We expect volatility in sugar prices in Mexico in 2007 due to local regulations and other market barriers to entry.

          Central America. The majority of our raw materials such as glass and plastic bottles and cans are purchased from several local suppliers. Sugar is available from one supplier in each country. Local sugar prices, in certain countries that comprised the region, are significantly higher than international market prices and our ability to import sugar or high fructose corn syrup is limited.

          Colombia. We use sugar as a sweetener in our products, which we buy from several domestic sources. We purchase pre-formed ingots from Amcor and Tapón Corona de Colombia S.A. We purchase all our glass bottles and cans from suppliers, in which our competitor Postobón owns a 40% equity interest. Other suppliers exist for glass bottles, however, cans are available only from this one source.

          Venezuela. We use sugar as a sweetener in our products, which we purchase mainly from the local market. Since 2003, we have experienced a sugar shortage due to lower domestic production and the inability of the predominant sugar importers to obtain permissions to import. However, we were able to meet our sugar requirements through imports. We buy glass bottles from one supplier, Productos de Vidrio, S.A., a local supplier, but there are other alternative suppliers authorized by The Coca-Cola Company. We have several supplier options for plastic non-returnable bottles but we acquire most of our requirements from ALPLA de Venezuela, S.A.

          Argentina. In Argentina, we use high fructose corn syrup from several different local suppliers as a sweetener in our products instead of sugar. We purchase glass bottles, plastic cases and other raw materials from several domestic sources. We purchase pre-formed plastic ingots, as well as returnable plastic bottles, at competitive prices from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil, and other international suppliers. We purchase our can presentations and juice-based products for distribution to customers in Buenos Aires from CICAN S.A., in which we own a 48.1% equity interest.

          Brazil. Sugar is widely available in Brazil at local market prices, which historically have been lower than international prices. We experienced significant increases in sugar prices in the first half of the year, due to increases in oil prices. In the second half of the year sugar prices declined almost in the same proportion of the previous increase. We expect sugar prices to continue stable in Brazil during 2007. We purchase glass bottles, plastic bottles and cans from several domestic and international suppliers.

REGULATION

          Price Controls. At present, there are no price controls on our products in any of our segments. In Mexico, prior to 1992, prices of carbonated soft drinks were regulated by the Mexican government. From 1992 to 1995, the industry was subject to voluntary price restraints. In response to the devaluation of the Mexican peso relative to the U.S. dollar in 1994 and 1995, however, the Mexican government adopted an economic recovery plan to control inflationary pressures in 1995. As part of this plan, the Mexican government encouraged the Asociación Nacional de Productores de Refrescos y Aguas Carbonatadas, A.C. (the National Association of Bottlers) to engage in voluntary consultations with the Mexican government with respect to price increases for returnable presentations. These voluntary consultations were terminated in 1996. Formal price controls have been imposed historically in several of the countries in which we operate, including Colombia, Brazil and Venezuela, and could be imposed in the future. The imposition of price controls in the future may limit our ability to set prices and adversely affect our results of operations.

          Taxation of Soft Drinks. All the countries in which we operate, except for Panama, impose a value-added tax on the sale of soft drinks, with a rate of 15% in Mexico, 12% in Guatemala, 15% in Nicaragua, 13% in Costa Rica, 16% in Colombia, 14% in Venezuela, 21% in Argentina and 18% (São Paulo) and 17% (Mato Grosso do Sul) in Brazil. In addition, several of the countries in which we operate impose the following excise or other taxes:

  Guatemala imposes an excise tax of 0.18 cents in local currency (Ps. 0.26 as of December 31, 2006) per liter of soft drink.

  Costa Rica imposes a specific tax on non-alcoholic bottled beverages based on the combination of packaging and flavor, a 5% excise tax on local brands, a 10% tax on foreign brands and a 14% tax on mixers.

  Nicaragua imposes a 9% tax on consumption.

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

          Water Supply Law. In Mexico, we purchase water directly from municipal water companies and pump water from our own wells pursuant to concessions obtained from the Mexican government on a plant-by-plant basis. Water use in Mexico is regulated primarily by the Ley de Aguas Nacionales de 1992 (the 1992 Water Law), and regulations issued thereunder, which created the Comisión Nacional del Agua (the National Water Commission). The National Water Commission is charged with overseeing the national system of water use. Under the 1992 Water Law, concessions for the use of a specific volume of ground or surface water generally run for five-, ten- or fifteen-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request concession terms to be extended upon termination. The Mexican government is authorized to reduce the volume of ground or surface water granted for use by a concession by whatever volume of water is not used by the concessionaire for three consecutive years. However, because the current concessions for each of our plants in Mexico do not match each plant’s projected needs for water in future years, we successfully negotiated with the Mexican government the right to transfer the unused volume under concessions from certain plants to other plants anticipating greater water usage in the future. Our concessions may be terminated if, among other things, we use more water than permitted or we fail to pay required concession-related fees and do not cure such situations on a timely manner. We believe that we are in compliance with the terms of our existing concessions.

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

          In addition, we are subject to the Ley Federal de Derechos (the Federal Law of Governmental Fees), also enforced by SEMARNAP. Adopted in January 1993, the law provides that plants located in Mexico City that use deep water wells to supply their water requirements must pay a fee to the city for the discharge of residual waste water to drainage. In 1995, certain municipal authorities began to test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by SEMARNAP. All of our bottler plants located in Mexico City, as well as the Toluca plant, met these new standards as of 2001. See “—Description of Property, Plant and Equipment.”

          In our Mexican operations, we built a PET recycling plant in 2004 in partnership with The Coca-Cola Company and ALPLA, which manufactures plastic bottles for us in Mexico. This plant, located in Toluca, Mexico, started operations in 2005 and has a recycling capacity of 25,000 metric tons per year from which 15,000 metric tons can be reuse in PET bottles for food packaging purposes. We have also continued contributing funds to a nationwide recycling company ECOCE or Ecología y compromiso empresarial (Environmentally commited companies)

          Our Central American operations are subject to several federal and state laws and regulations relating to the protection of the environment, which have been enacted in the last ten years, as awareness has increased in this region about the protection of the environment and the disposal of dangerous and toxic materials. In some countries in Central America, we are in the process of bringing our operations into compliance with new environmental laws. Also, our Costa Rica operations have participated in a joint effort along with the local division of The Coca-Cola Company called Proyecto Planeta (Project Planet) for the collection and recycling of non-returnable plastic bottles.

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

          Our Venezuelan operations are subject to several Venezuelan federal, state and municipal laws and regulations related to the protection of the environment. The most relevant of these laws are the Ley Orgánica del Ambiente (the Organic Environmental Law), the Ley Sobre Sustancias, Materiales y Desechos Peligrosos (the Substance, Material and Dangerous Waste Law), and the Ley Penal del Ambiente (the Criminal Environment Law). Since the enactment of the Organic Environmental Law in 1995, our Venezuelan subsidiary has presented the proper authorities with plans to bring our production facilities and distribution centers into compliance with the law. While the laws provide certain grace periods for compliance with the new environmental standards, we have had to adjust some of the originally proposed timelines presented to the authorities because of delays in the completion of some of these projects.

          Our Argentine operations are subject to federal and provincial laws and regulations relating to the protection of the environment. The most significant of these are regulations concerning waste water discharge, which are enforced by the Secretaría de Recursos Naturales y Ambiente Humano (the Ministry of Natural Resources and Human Environment) and the Secretaría de Política Ambiental (the Ministry of Environmental Policy) for the province of Buenos Aires. Our Alcorta plant is in compliance with waste water discharge standards.

          Our Brazilian operations are subject to several federal, state and municipal laws and regulations related to the protection of the environment. Among the most relevant laws and regulations are those dealing with the emission of toxic and dangerous gases and disposal of waste water, which impose penalties, such as fines, facility closures or criminal charges depending upon the level of non-compliance. Our production plant located in Jundiaí has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by the law. The plant has been certified for the ISO 9000 since March 1995 and the ISO 14001 since March 1997.

          We have expended, and may be required to expend in the future, funds for compliance with and remediation under local environmental laws and regulations. Currently, we do not believe that such costs will have a material adverse effect on our results of operations or financial condition. However, since environmental laws and regulations and their enforcement are becoming increasingly more stringent in our territories, and there is increased awareness by local authorities of higher environmental standards in the countries where we operate, changes in current regulations may result in an increase in costs, which may have an adverse effect on our future results of operations or financial condition. Management is not aware of any pending regulatory changes that would require a significant amount of additional remedial capital expenditures.

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

          These bottler agreements provide that we will purchase our entire requirement of concentrates for Coca-Cola trademark beverages from The Coca-Cola Company and other authorized suppliers at prices, terms of payment and on other terms and conditions of supply as determined from time to time by The Coca-Cola Company at its sole discretion. Concentrate prices are determined as a percentage of the weighted average retail price in local currency, net of applicable taxes. Although the price multipliers used to calculate the cost of concentrate and the currency of payment, among other terms, are set by The Coca-Cola Company at its sole discretion, we set the price of products sold to retailers at our discretion, subject to the applicability of price restraints. We have the exclusive right to distribute Coca-Cola trademark beverages for sale in our territories in authorized containers of the nature prescribed by the bottler agreements and currently used by our company. These containers include various configurations of cans and returnable and non-returnable bottles made of glass and plastic and fountain containers.

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

          The Coca-Cola Company contributed a significant portion of our total marketing expenses in our territories during 2006, a period in which we also contributed to The Coca-Cola Company’s marketing expenses and has reiterated its intention to continue providing such support as part of our new cooperation framework. Although we believe that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so.Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders —The Shareholders Agreement” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders —New Cooperation Framework with The Coca-Cola Company.”

          We have separate bottler agreements with The Coca-Cola Company for each of the territories in which we operate. Some of these bottler agreements renew automatically unless one of the parties gives prior notice that it does not wish to renew the agreement, while others require an agreement between the parties or require us to give notice electing to renew the agreement. The following table summarizes by segment the expiration dates and renewal provisions of our bottler agreements:

Segment	Expiration Date	Renewal/Termination Provision

Mexico	For two territories – June 2013	10 years, renewable automatically.

	For two territories – May 2015	10 years, renewable automatically.

Central America	Guatemala – June 2007	Renewable as agreed between the parties.

	Nicaragua – June 2007	Five years, requires notice at least six but not more than 12 months before expiration date.

	Costa Rica – September 2007	Five years, requires notice at least six but not more than 12 months before expiration date.

	Panama – For Coca-Cola trademark beverages – Indefinite.	May be terminated by either party with six months prior written notice.

	Panama – For other beverages – June 2007	Five years, requires notice at least six but not more than 12 months before expiration date.

Colombia	June 2007	Five years, requires notice at least six but not more than 12 months before expiration date.

Venezuela	For Coca-Cola trademark beverages – August 2006(1)	Five years, requires notice at least six but not more than 12 months before expiration date.

	For other beverages – August 2006(1)	Renewable as agreed between the parties.

Argentina	September 2014	10 years, renewable automatically.

Brazil	December 2004(1)	Five years, requires notice at least six but not more than 12 months before expiration date.

__________________
(1)	We are still in the process of negotiating renewals for these territories.

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

See “Item 5. Operating and Financial Review and Prospects—Capital Expenditures.”

          As of December 31, 2006, we owned 31 bottler plants company wide. By country, we have twelve bottler facilities in Mexico, five in Central America, six in Colombia, four in Venezuela, three in Brazil and one in Argentina.

          Since the Panamco acquisition in May 2003, we consolidated 22 of our plants into existing facilities including four plants in Mexico, one in Central America, eleven in Colombia, five in Venezuela and one in Brazil. During the same period, we have increased our productivity measured in unit cases sold by our remaining plants by more than 80% company wide as of December 31, 2006.

          As of December 31, 2006 we operated 206 distribution centers, almost 45% of which were in our Mexican territories. We own more than 80% of these distribution centers and lease the remainder. See “—The Company—Product Distribution.”

          We maintain an “all risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories as well as losses due to business interruptions. The policy covers damages caused by natural disaster, including hurricane, hail, earthquake and damages caused by human acts, including explosion, fire, vandalism, riot and losses incurred in connection with goods in transit. In addition, we maintain an “all risk” liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. In most cases the policies are issued by Allianz México, S.A., Compañía de Seguros, and the coverage is partially reinsured in the international reinsurance market.

               The table below summarizes by country principal use, installed capacity and percentage utilization of our production facilities:

Production Facility Summary
As of December 31, 2006

		Installed Capacity	%
Country	Principal Use	(thousands of unit cases)	Utilization(1)

Mexico	Bottler Facility	1,565,921	68%

Guatemala	Bottler Facility	30,770	77%

Nicaragua	Bottler Facility	66,705	44%

Costa Rica	Bottler Facility	58,877	56%

Panama	Bottler Facility	52,559	39%

Colombia	Bottler Facility	265,123	72%

Venezuela	Bottler Facility	276,534	64%

Argentina	Bottler Facility	194,548	78%

Brazil	Bottler Facility	447,922	69%

__________________________
(1)	Annualized rate.

               The table below summarizes by country plant location and facility area of our production facilities:

Production Facility by Location
As of December 31, 2006

Country	Plant	Facility Area
		(thousands of sq. meters)

Mexico	San Cristóbal de las Casas, Chiapas	45
	Cedro, Distrito Federal	18
	Cuautitlán, Estado de México	35
	Los Reyes la Paz, Estado de México	50
	Toluca, Estado de México	242
	Celaya, Guanajuato	87
	León, Guanajuato	38
	Morelia, Michoacán	50
	Juchitán, Oaxaca	27
	Ixtacomitán, Tabasco	90
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	142

Guatemala	Guatemala City	46

Nicaragua	Managua	60

Costa Rica	San José	52

Panama	Panama City	29

Colombia	Barranquilla	27
	Bogotá	84
	Bucaramanga	26
	Cali	87
	Manantial	67
	Medellín	45

Venezuela	Antímano	14
	Barcelona	141
	Maracaibo	68
	Valencia	100

Argentina	Alcorta	73

Brazil	Campo Grande	36
	Jundiaí	191
	Moji das Cruzes	95

SIGNIFICANT SUBSIDIARIES

          The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2006:

	Jurisdiction of
Name of Company	Incorporation	Percentage Owned

Propimex, S.A. de C.V	Mexico	100.00%
Corporación Interamericana de Bebidas, S.A. de C.V	Mexico	100.00%
Panamco México, S.A. de C.V	Mexico	99.24%
Kristine Oversease, S.A. de C.V. (holding company of Brazilian operations)	Mexico	83.11%
Industria Nacional de Gaseosas, S.A. (holding company of our Colombian operations)	Colombia	97.66%

Item 4A. Unresolved Staff Comments

          None

Item 5. Operating and Financial Review and Prospects

General

          The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements including the notes thereto. Our consolidated financial statements were prepared in accordance with Mexican Financial Reporting Standards, which differ in certain significant respects from U.S. GAAP. Notes 25 and 26 to our consolidated financial statements provide a description of the principal differences between Mexican Financial Reporting Standards and U.S. GAAP as they relate to us, together with a reconciliation to U.S. GAAP of net income and stockholders’ equity.

          In accordance with Mexican Financial Reporting Standards, for financial reporting purposes, we used the official exchange rate of 2,150 Venezuelan bolivares per U.S. dollar to translate the financial information of our subsidiaries in Venezuela to Mexican pesos

          Average Price Per Unit Case. We use average price per unit case to analyze average pricing trends in the different territories in which we operate. We calculate average price per unit case by dividing net sales by total sales volume. Sales of beer in Brazil, which are not included in our sales volumes, are excluded from this calculation.

          Effects of Changes in Economic Conditions. Our results of operations are affected by changes in economic conditions in Mexico and in the other countries in which we operate. For the years ended December 31, 2006, 2005 and 2004, 52.6%, 55.3%, and 56.1%, respectively, of our net sales were attributable to Mexico. In addition to Mexico, we also conduct operations in Central America, Colombia, Venezuela, Argentina and Brazil.

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

Critical Accounting Estimates

          The preparation of our consolidated financial statements requires that we make estimates and assumptions that affect (1) the reported amounts of our assets and liabilities, (2) the disclosure of our contingent assets and liabilities as of the date of the financial statements and (3) the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on our historical experience and on various other reasonable factors, which together form the basis for making judgments about the carrying values of our assets and liabilities. Our actual results may differ from these estimates under different assumptions or conditions. We evaluate our estimates and judgments on an on-going basis. Our significant accounting policies are described in Note 4 to our consolidated financial statements. We believe our most critical accounting policies that imply the application of estimates and/or judgments are:

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

     We describe the methodology used to restate imported equipment in Note 4(e) to our consolidated financial statements, which includes applying the exchange and inflation rates of the country of origin utilized as permitted by Mexican Financial Reporting Standards. We believe this method more accurately presents the fair value of the assets than restated cost determined by applying inflation factors.

          We include refrigeration equipment in other assets and record it initially at the cost of acquisition. Equipment of domestic origin is restated by applying domestic inflation factors. Imported equipment is restated by applying the inflation rate of the country of origin and then translated at the year-end exchange rate. Refrigeration equipment is amortized based on an estimated average useful life of approximately seven years for Mexico in 2006 and five years in 2005 and 2004, and five years for all other countries. We expect to review the useful lives for these other countries in 2007. The change in the estimated useful life of Mexican refrigeration equipment beginning January 1, 2006 is based on external studies conducted by third parties. This change in accounting estimate is accounted for prospectively from the date of the change. The impact of the change in the estimated useful life was a reduction of Ps. 127 million in amortization expense for 2006. Major refrigeration equipment repairs were initiated in Mexico in 2004. These repairs are capitalized and amortized over a two-year period net of the undepreciated value of the parts replaced.

          Valuation of Intangible Assets and Goodwill. As we discuss in Note 4(i) to our consolidated financial statements, beginning in 2003 we applied Bulletin C-8, Activos Intangibles (Intangible Assets), which establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Additionally, Bulletin C-8 requires identifying all intangible assets to reduce as much as possible the goodwill associated with business combinations. Prior to 2003, the excess of the purchase price over the fair value of the net assets acquired in a business combination was considered to be goodwill. With the adoption of Bulletin C-8, we consider such excess as intangible assets that relate to the rights to produce and distribute Coca-Cola trademark beverages. We separate intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which we expect to receive the benefits.

          We valued at fair value all of Panamco’s assets and liabilities as of the date of the acquisition (May 2003) and, as required by Bulletin C-8, we conducted an analysis of the excess purchase price over the fair value of the net assets. The analysis resulted in the recognition of an intangible asset with indefinite life in the amount of Ps. 38,957 million for the right to produce and distribute Coca-Cola trademark beverages, which will be subject to annual impairment tests, under U.S. GAAP and Mexican Financial Reporting Standards. The fair value of the assets and liabilities was determined based on the following:

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

          Under U.S. GAAP, SFAS No. 142, Goodwill and Other Intangible Assets,effective in 2002, goodwill and intangible assets are no longer subject to amortization, but instead are subject to an initial impairment review and subsequent impairment test. This test is performed annually unless an event occurs or circumstances change by which it becomes more likely than not that a reporting unit will reduce its fair value below its carrying amount, in which case an interim impairment test is performed. Our impairment review indicates that no impairment charge is required as of the end of 2006.

          Historically, all of our bottler agreements have been renewed, and we have not experienced any cases of termination. All of our bottler agreements provide for renewal at no cost and without any change in their terms and conditions. We also do not believe that any law or regulation could oppose or otherwise adversely affect the renewal of such agreements. We thereof consider such agreements as intangible assets with indefinite life.

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

         We evaluate our assumptions at least annually. Those assumptions are described in Note 14 to our consolidated financial statements and include the discount rate, expected long-term rate of return on plan assets, rates of increase in compensation costs and certain employee-related factors, such as turnover, retirement age and mortality. The assumptions include the economic risk involved in the countries in which our business operates.

          In accordance with Mexican Financial Reporting Standards, actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expenses and recorded obligations in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future expense.

          The following table is a summary of the three key assumptions to be used in determining 2007 annual pension expense, along with the impact on pension expense of a 1% change in each assumed rate:

Assumption	2007 rate	Impact of 1% change
	(in real terms) (1)	(millions) (2)

Discount rate	4.5%	+ Ps. (122)
		- Ps. 151
Salary growth rate	1.5%	+ Ps. 143
		- Ps. 117
Long-term asset return	4.5%(3)	+ Ps. 22
		- Ps. 14

_________________________
(1)	Calculated using a measurement date of December 2006.
(2)	“+” indicates an increase of 1%; “-” indicates a decrease of 1%. The impact is not the same for an increase of 1% as for a decrease of 1% because the rates are not linear.
(3)	Not applicable for Colombia, Nicaragua and Guatemala.

          The new requirements of Mexican Financial Reporting Standards under Bulletin D-3, Obligaciones Laborales (Labor Obligations), clarify that the total period cost related to the pension plan should be reported above the operating income line. Historically, we registered financing costs related to the pension plan as part of net interest expense, and the amortization of past services in other expenses. In compliance with the new requirements, we reclassified these costs above the operating income line and for comparability, reclassified prior periods.

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

New Accounting Pronouncements

          The following new financial reporting standards have been issued under Mexican Financial Reporting Standards, the application of which is required for fiscal years beginning on or after January 1, 2007. We are in the process of determining the impact of adopting these new financial reporting standards on its consolidated financial position and results of operations.

          Financial Reporting Standard B-3, “Income Statement.” This new standard establishes general guidance for the composition and presentation of the income statement. The most significant changes established by this standard are as follows: (1) a description of each section of the income statement, (2) establishment of criteria to classify costs and expenses in the income statement based on their origin (by function, based on the company’s operations, or both), and (3) presentation of employee profit sharing as part of other expenses instead of being presented with income taxes.

          Financial Reporting Standard B-13, “Subsequent Events.” This new standard establishes general guidance for subsequent events. The most significant changes to existing guidance are: (1) the restructuring of assets and liabilities must be recorded and disclosed within the notes to financial statements in the period such transactions occur, (2) creditor defeasances must be disclosed within the notes to financial statements, and (3) companies must disclose in a footnote to their financial statements the date such statements were authorized.

          Financial Reporting Standard C-13, “Related Parties.” This new standard establishes general guidance for the disclosure of balances and transactions with related parties. The most significant changes are: (1) definition of a related party as those businesses in which the company participates, relatives of company management and amounts included in trust assets held by the company; (2) requiring the company to disclose any business relationships with its subsidiaries; (3) requiring the company to disclose the conditions established in transactions among related parties when such terms are similar to those transactions entered into with other independent parties, and (4) disclosing in detail all benefits provided to company management. This new standard also includes an appendix describing scenarios considered to be related party transactions.

          Financial Reporting Standard D-6, “Capitalization of Integral Result of Financing.” This new standard establishes general guidance for capitalizing the integral result of financing as part of the historical cost of acquiring certain assets. To qualify for interest capitalization, assets must require a period of time to get them ready for their intended use. The most significant changes are: (1) establishing criteria for mandatory capitalization of the integral result of financing, (2) clarifying that costs related to stockholders’ equity are not part of the integral result of financing, (3) establishing the concept of a period of time a company requires to get an asset ready for its intended use, and (4) establishing general guidance for the capitalization of local currency financing, foreign currency financing, or both.

          The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated. We are in the process of determining the impact of adopting these new accounting principles on its consolidated financial position and results of operations.

          Statement in Financial Accounting Standards (“SFAS”) No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140”. This statement amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement: (1) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (2) clarifies which interest-only strips and principal-only strips are not subject to SFAS No. 133 requirements, (3) establishes requirements to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, (5) amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.

          SFAS No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140”. This Statement amends SFAS No. 140, with respect to the accounting for separately recognized servicing assets and servicing liabilities, and establishes that entities must recognize servicing assets or servicing liabilities each time they undertake an obligation to service a financial asset by entering into a servicing contract in some specific situations. This Statement also requires recognizing separately servicing assets and servicing liabilities to be initially measured at fair value, if practicable. It also permits an entity to choose either the amortization method or the fair value measurement method to recognize servicing assets and servicing liabilities. This Statement is effective as of the beginning of first fiscal year that begins after September 15, 2006.

          SFAS No. 157, “Fair Value Measurements”. This statement establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

          SFAS No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This Statement requires companies to (1) fully recognize, as an asset or liability, the over funded or under funded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; (3) measure the funded status of defined pension and other postretirement benefit plans as of the date of the company’s fiscal year-end; and (4) provide enhanced disclosures. The provisions of this statement are effective for an employer with publicly traded equity securities, or controlled subsidiaries of such companies, in fiscal years ending after December 15, 2006. In addition, a company must now measure the fair value of its plan assets and benefit obligations as of the date of its year-end balance sheet. A company is no longer permitted to measure the funded status of its plan(s) by being able to choose a measurement date up to three months prior to year end. This provision within the standard is effective for all companies in fiscal years ending after December 15, 2008. The impact of adopting this new accounting principle is disclosed in Note 25 to our consolidated financial statements.

          FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”, or FIN No. 48. This interpretation provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in a company’s financial statements in accordance with SFAS No.109, Accounting for Income Taxes. FIN No. 48 requires a company to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN No. 48 will be effective for fiscal years beginning after December 15, 2006 (including the first interim period for calendar year companies) and the provisions of FIN No. 48 will be applied to all tax positions under SFAS No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year.

          Emerging Issues Task Force 06-3, “How Taxes are Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)”, or EITF 06-3. The scope of this issue includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes. The Task Force reached a consensus that the presentation of taxes mentioned above on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed pursuant to APB Opinion No. 22. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The disclosure of those taxes can be done on an aggregate basis. This consensus requires only the presentation of additional disclosures, as a result an entity would not be required to reevaluate its existing policies related to taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer. However, if a company chooses to reevaluate its existing policies and elects to change the presentation of taxes within the scope of this Issue must follow the requirements of SFAS No. 154. The consequences in this issue should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. Earlier application is permitted.

Results of Operations

               The following table sets forth our consolidated income statement for the years ended December 31, 2006, 2005 and 2004:

	Year Ended December 31,

	2006(1)	2006		2005		2004

		(in millions of U.S. dollars or millions
			of constant Mexican pesos
		at December 31, 2006, except per share data)
Revenues:
Net sales	$5,328	Ps.	57,539	Ps.	53,601	Ps.	50,899
Other operating revenues	18		199		396		377

Total revenues	5,346		57,738		53,997		51,276
Cost of sales	2,796		30,196		27,522		26,227

Gross profit	2,550		27,542		26,475		25,049
Operating expenses:
Administrative	297		3,201		3,026		3,033
Selling	1,378		14,885		14,231		13,557

	1,675		18,086		17,257		16,590

Income from operations	875		9,456		9,218		8,459
Integral result of financing:
Interest expense	197		2,124		2,591		2,753
Interest income	(29)		(315)		(311)		(317)
Foreign exchange loss (gain), net	21		229		(199)		42
Gain on monetary position	(94)		(1,016)		(853)		(1,627)
Market value loss on ineffective portion of derivative financial instruments	10		113		53		-

	105		1,135		1,281		851

Other expenses, net	61		661		336		432

Income before taxes	709		7,660		7,601		7,176
and employee profit sharing
Taxes and employee profit sharing	241		2,607		2,741		1,201

Consolidated net income
before change in
accounting principle	468		5,053		4,860		5,975
Change in accounting principle	-		-		(23)		-

Net income for the year	$468	Ps.	5,053	Ps.	4,883	Ps.	5,975

Majority net income	$452	Ps.	4,883	Ps.	4,759	Ps.	5,946
Minority net income	16		170		124		29

Weighted average shares outstanding (in millions)	1,846.5		1,846.5		1,846.5		1,846.4
Majority net income per share (basic and diluted)	$0.24	Ps.	2.64	Ps.	2.58	Ps.	3.22

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 10.7995 per US$ 1.00 solely for the convenience of the reader.

Results of Operations by Segment

               The following table sets forth certain financial information for each of our segments for the years ended December 31, 2006, 2005 and 2004. See Note 24 to our consolidated financial statements for additional information by segment.

	Year Ended December 31,

	2006		2005		2004

	(millions of Mexican Pesos)

Total revenues
Mexico	Ps.	30,360	Ps.	29,662	Ps.	28,595
Central America(1)		4,142		3,636		3,736
Colombia		5,507		5,084		4,646
Venezuela		6,532		5,875		5,563
Argentina		3,281		3,090		2,871
Brazil		7,916		6,650		5,865

Gross profit
Mexico	Ps.	16,063	Ps.	15,732	Ps.	15,081
Central America(1)		1,932		1,743		1,800
Colombia		2,440		2,293		2,158
Venezuela		2,478		2,369		2,330
Argentina		1,292		1,214		1,123
Brazil		3,337		3,124		2,557

Income from operations
Mexico	Ps.	6,390	Ps.	6,368	Ps.	6,040
Central America(1)		613		497		446
Colombia		727		575		494
Venezuela		169		277		437
Argentina		419		466		448
Brazil		1,138		1,035		594

(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.

Results of Operations for Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Consolidated Results of Operations

         Total Revenues. Consolidated total revenues grew 6.9% to Ps. 57,738 million in 2006, compared to Ps. 53,997 million in 2005. The majority of the growth came from Brazil, Venezuela and Mexico, which accounted for 34%, 18% and 17% of the total incremental revenues, respectively.

         Consolidated sales volume reached 1,998.1 million unit cases in 2006 compared to 1,889.2 million unit cases in 2005, an increase of 5.8% . Carbonated soft drink volume grew 5.8% as a result of sales volume increases in all of our territories. Carbonated soft drink volume growth was mainly driven by the Coca-Cola brand, which accounted for close 70% of incremental volume. A strong marketing campaign, combined with our multi-segmentation strategies, contributed to this growth.

         Consolidated average price per unit case remained flat in real terms at Ps. 28.36 in 2006 as compared to Ps. 28.37 in 2005. Price increases implemented during the year, mainly in Venezuela, Central America, Brazil and Colombia, combined with a better packaging and product mix in Central America, Colombia and Venezuela offset price declines in Mexico and Argentina.

     Gross Profit. Our gross profit increased 4.0% to Ps. 27,542 million in 2006, compared to Ps. 26,475 million in 2005. Brazil and Mexico accounted for over 45% of this growth. Gross margin decreased 130 basis points as a result of higher cost per unit case in all of our territories, except Mexico and Argentina. Higher sweetener costs in all of our operations, combined with higher prices for plastic bottles in some of our territories and higher packaging costs due to a packaging mix shift towards non-returnable presentations, more than offset higher revenues.

     The components of cost of sales include raw materials (principally soft drink concentrate and sweeteners), packaging materials, depreciation expenses attributable to our production facilities, wages and other employment expenses associated with the labor force employed at our production facilities and certain overhead expenses. Concentrate prices are determined as a percentage of the retail price of our products in local currency net of applicable taxes. See “Item 4. Information on the Company—The Company—Raw Materials.”

     Operating Expenses. Consolidated operating expenses as a percentage of total revenues declined to 31.3% in 2006 from 32.0% in 2005 due to higher fixed-cost absorption driven by incremental volumes and higher average price per unit case. Operating expenses in absolute terms increased 4.8% year over year mainly as a result of (1) salary increases ahead of inflation in some of the countries in which we operate, (2) higher operating expenses due to increases in maintenance expenses and freight costs in some territories, and (3) higher marketing investment in our major operations in connection with several initiatives intended to reinforce our presence in the market, and build brand equity.

     After conducting a thorough analysis, done by a third party, of the current conditions and expected useful life of our cooler inventories in our territories in Mexico, we decided to modify the useful life of our coolers from five to seven years in Mexico. We made this decision based on our equipment maintenance policy and our ability to better manage our cooler platform in the market place. This modification reduced our amortization expenses by Ps. 127 million in 2006, all of which was recognized in the fourth quarter, and increased our operating income by a similar amount. Excluding this change, our operating expenses would have increased by 5.5% during 2006.

     We incur various expenses related to the distribution of our products. We include these types of costs in the selling expenses line of our income statement. During 2006 and 2005, our distribution costs amounted to Ps. 7,816 million and Ps. 7,433 million, respectively. The exclusion of these charges from our cost of sales line may result in the amounts reported as gross profit not being comparable to other companies, which may include all expenses related to their distribution network in cost of sales when computing gross profit (or an equivalent measure).

     Income from Operations. Our consolidated operating income increased 2.6% to Ps. 9,456 million in 2006, compared with 2005, as a result of higher fixed-cost absorption due to higher revenues. Growth in operating income in Colombia, Central America and Brazil more than compensated for an operating income decline in Venezuela and Argentina. Our overall operating margin decreased 70 basis points to 16.4% during 2006 mainly due to higher cost per unit case. Excluding the adjustment mentioned above relate to the use of life of our coolers our operating income would have increased by 1.2% in 2006.

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

     In 2006 our integral cost of financing decreased 11.4% to Ps. 1,135 million as compared to Ps. 1,281 million in 2005, mainly driven by by lower interest expenses due to a decline in our debt position, which more than offset a foreign exchange loss resulting from the depreciation of the Mexican peso against the U.S. dollar as applied to our net liability position denominated in foreign currency, compared to a gain, recorded in 2005, derived from the appreciation of the Mexican peso against the U.S. dollar, as applied to our U.S. dollar-denominated debt.

     Other Expenses. Other expenses increased to Ps. 661 million in 2006 from Ps. 336 million in 2005, mainly driven by one-time costs associated with restructuring initiatives in some of our operations.

     Income Taxes and Employee Profit Sharing. Income taxes and employee profit sharing decreased to Ps. 2,607 million in 2006 from Ps. 2,741 million in 2005. During 2006, income tax and employee profit sharing as a percentage of income before taxes was 34.0% as compared to 36.1% in 2005. During the year, our effective tax rate was benefited by a reduction in the statutory tax rates in some of our operations and the benefit from recognition of tax loss carryforwards, resulting in a reduction in our effective tax rate.

     Net Income. Our consolidated net majority income was Ps. 4,883 million during 2006, an increase of 2.6% compared to 2005, driven by (1) higher operating income, (2) lower interest expense, and (3) a reduction in our effective tax rate. Earnings per share (“EPS”) were Ps. 2.64 (US$ 2.45 per ADS), computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares).

Consolidated Results Of Operations By Geographic Segment

Mexico

     Total Revenues. Total revenues in Mexico were Ps. 30,360 million in 2006, compared to Ps. 29,662 million in 2005, an increase of 2.4%, driven by 4.5% total sales volume growth, which more than compensated for lower average price per unit case. Average price per unit case was Ps. 28.29 in 2006, a decrease of 2.1% compared to Ps. 28.90 in 2005. Carbonated soft drinks average price per unit case was Ps. 32.51 during 2006, a 2.0% decline as compared to 2005.

     Total sales volume reached 1,070.7 million unit cases in 2006, an increase of 4.5% compared to 2005, driven by (1) 4.4% sales volume growth of the carbonated soft drinks segment, accounting for more than 75% of the incremental volumes for the year, (2) strong volume growth in the non-flavored water category, and (3) strong volume growth in the non-carbonated beverages segment. Carbonated soft drinks volume growth was mainly driven by incremental volumes of the Coca-Cola brand, which contributed to more than 90% percent of total carbonated soft drinks incremental volumes.

     Income from Operations. Gross profit totaled Ps. 16,063 million, representing a gross margin of 52.9% in 2006, a decrease of 50 basis points as compared to 2005, driven by lower average prices per unit case, which more than offset a slight improvement in average cost per unit case. Resin price decreases more than offset higher sweetener costs during the year and the depreciation of the Mexican peso as applied to our U.S. dollar denominated costs, resulting in the slight improvement in average cost per unit case.

     Our operating income in 2006 was Ps. 6,390 million, compared to Ps. 6,368 in 2005, representing a slight increase. However lower average prices per unit case combined with higher operating expenses due to additional investment in information technology and non-recurring expenses resulted in an operating margin decline from 21.5% in 2005 to 21.1% . As mentioned above, during the year we decided to modify the useful life of our coolers from five to seven years. This modification reduced our amortization expenses by Ps. 127 million in 2006 and increased our operating income by a similar amount. Excluding this change, our Mexican operating expenses would have increased by 4.7% mainly due to higher marketing expenses, in addition to the reasons described above, and our operating income would have decreased by 1.6% for the year.

Central America

     Total Revenues. Total revenues in Central America were Ps. 4,142 million in 2006, an increase of 14.0% as compared to 2005, mainly driven by incremental sales volume, which accounted for over 70% of the revenue growth, and higher average prices per unit case comprised the balance. Average price per unit case increased 3.9% to Ps. 34.09, mainly as a result of price increases implemented during the year and incremental volumes in non-returnable packages, which carry a higher average price per unit case.

     Total sales volume was 120.3 million unit cases in 2006, a 10.0% growth as compared to the previous year as a result of strong volume increases in Nicaragua and Costa Rica, which together accounted for over 80% of the incremental sales volume. Carbonated soft drinks volume increased 6.7% in the year, contributing to over 60% of our growth in the region, and non-carbonated beverages, excluding non-flavored water, accounted for the majority of the balance.

     Income from Operations. Gross profit totaled Ps. 1,932 million in 2006, an increase of 10.8% as compared to 2005, mainly driven by higher revenues. Higher sweetener costs and packaging due to a packaging mix shift towards non-returnable presentations, which carry higher cost, more than offset operating leverage achieved during the year due to higher revenues, resulting in a margin decline of 130 basis points to 46.6% in 2006.

     Operating income reached Ps. 613 million in 2006, resulting in an operating income margin of 14.8%, an improvement of 120 basis points as compared to 2005, driven by higher fixed-cost absorption.

Colombia

     Total Revenues. Total revenues in Colombia reached Ps. 5,507 million in 2006, an increase of 8.3% as compared to 2005. Over 70% of revenue growth was driven by incremental volume, and higher average price per unit case represented the balance. Average price per unit case reached Ps. 28.83 for 2006, compared to Ps. 28.28 in 2005, recording an increase of 1.9% as a consequence of price increases implemented during the year as well as volume growth of the Coca-Cola brand in non-returnable presentations, which carry higher average price per unit case and constituted the majority of the incremental volumes.

     Total sales volume was 190.9 million unit cases in 2006, an increase of 6.2% as compared to 2005, mainly driven by 10% volume growth in the Coca-Cola brand, which more than offset a decline in flavored carbonated soft drinks. Non-flavored bottled water volumes grew 5.5% in 2006 as compared to 2005. The growth of Coca-Cola brand was driven by the successful implementation of our multi-segmentation strategy.

     Income from Operations. Gross profit totaled Ps. 2,440 million in 2006, an increase of 6.4% as compared to 2005. As percentage of total revenues, our gross margin decline of 80 basis points to 44.3% for the year as compared to 45.1% in 2005. Higher packaging costs, driven by a packaging mix shift towards non-returnable plastic bottle presentations, which accounted for the majority of the growth during year and higher sweetener costs, were partially offset by savings achieved from the light-weighting bottle initiative.

     Operating income totaled Ps. 727 million, an increase of 26.4%, reaching an operating margin of 13.2%, a margin improvement of 190 basis points as compared to 2005, driven by improvements in our distribution network and higher fixed cost absorption due to higher revenues.

Venezuela

     Total Revenues. Total revenues in Venezuela increased by 11.2% to Ps. 6,532 million in 2006, as compared to Ps. 5,875 million in 2005. Volume growth and average price increases, driven by a favorable product and packaging mix shift, contributed equally to our incremental revenues in the year. Average price per unit case increased by 5.1% to Ps. 35.68 in 2006 as compared to 2005, as a result of price increases implemented during the year and incremental volumes coming from non-returnable core brands, which carry higher average prices per unit case.

     During 2006, our sales volume grew 5.9% as compared to 2005, reaching 182.6 million unit cases. Carbonated soft drink volume increase of 7.2%, mainly driven by flavored carbonated soft drinks, more than offset a decline in the non-flavored bottled water sales volume in the jug presentation. Non-carbonated beverages sales volume, excluding non-flavored water, grew 8.3% in 2006 as compared to 2005, reaching 4.8% of our total volumes for the year, mainly driven by the growth of the ready-to-drink tea brand Nestea.

     Income from Operations. Gross profit totaled Ps. 2,478 million in 2006, representing a gross margin of 37.9% as compared to 40.3% in 2005, a decrease of 240 basis points. This decline was a result of higher raw material prices, salary increases ahead of inflation and higher packaging costs. Higher packaging costs were driven by a shift in packaging mix towards non-returnable presentations, which grew as a percentage of our total sales volume to 81.1% in 2006 from 72.2% in 2005.

     Operating expenses increased 10.4% in 2006 due to salary increases implemented during the year and higher maintenance and freight costs. Operating income totaled Ps. 169 million in 2006, a decrease from Ps. 277 million in 2005, resulting in an operating margin of 2.6% as compared to 4.7% in 2005. The decrease was a result of a reduction in gross profit and increases in operating expenses.

Argentina

     Total Revenues. Total revenues in Argentina reached Ps. 3,281 million, a 6.2% increase as compared to 2005, driven by sales volume growth, which more than compensated for the decline in average price per unit case. During 2006, our average price per unit case declined 0.9% as compared to the previous year, to Ps. 19.68 from Ps. 19.85 in 2005. Product mix shift towards core and premium brands in single-serve packages, which carry higher average prices per unit case, only partially offset yearly inflation.

     Total sales volume reached 164.9 million unit cases in 2006, an increase of 9.9% over 2005. In 2006, volume growth came from our core and premium brands, which more than offset the volume decline of our value protection brands, which decreased from 13.3% of total volume in 2005 to 12.1% in 2006. The Coca-Cola brand accounted for over 65% of our incremental volumes in the year and flavored carbonated beverages represented the majority of the balance. Non-carbonated beverages, excluding non-flavored bottled water, more than doubled in sales volume during the year from a very low base in 2005, driven by incremental volume growth in the juice-based and flavored water products under the Cepita brand and the introduction of a no-calorie flavored water product under the Dasani brand.

     Income from Operations. Gross profit totaled Ps. 1,292 million in 2006, an increase of 6.4% as compared with the previous year. Increases in labor costs and higher resin and sweetener prices were offset by higher fixed-cost absorption due to higher revenues, resulting in a stable gross margin of 39.4% in 2006 compared with a 39.3% gross margin in 2005.

     Operating expenses increased 16.7% in 2006 as compared to 2005, mainly due to higher freight costs and salaries, resulting in a 10.1% decline in our operating income to Ps. 419 million as compared to the previous year. Our operating income margin decreased 230 basis points to 12.8% in 2006 from 15.1% in 2005.

Brazil

     In January 2006, FEMSA Cerveza acquired an indirect controlling stake in Kaiser. As of February 2006, Coca-Cola FEMSA has subsequently agreed to continue to distribute the Kaiser beer portfolio and to resume the sales function in São Paulo, Brazil, consistent with the arrangements in place prior to 2004. Beer sales volume is not included in our sales volume for the 2006 period, although net revenues and costs from beer sales are recorded in our income statement. In 2005, we did not include beer that we distributed in Brazil in our sales volumes or record net revenues and costs in our income statement. Instead, the net amount we received for distributing beer in Brazil is included in other revenues. Therefore, financial information for 2006 and 2005 is not comparable.

     Net Revenues. Net revenues in Brazil reached Ps. 7,879 million in 2006, an increase of 18.5% as compared to 2005. Excluding beer, net revenues increased 8.4% to Ps. 7,014 million in 2006, as compared to the same period of 2005. Volume growth accounted for more than 75% of the incremental net revenues excluding beer. Excluding beer, average price per unit case increased 1.8% to Ps. 26.10 during 2006, driven by a product mix shift towards the core brands, which carry higher average prices per unit case. Total revenues from beer were Ps. 865 million in 2006.

     Total sales volume excluding beer increased 6.4% to 268.7 million unit cases in 2006. The majority of this growth came from our carbonated soft drinks, which contributed to over 80% of our incremental volumes, with non-flavored bottled water growth representing the balance. Carbonated soft drinks posted a 5.7% growth in 2006, driven by the Coca-Cola brand. During 2006, returnable presentations reached 10.5% of our total sales volume, as compared to 8.1% in 2005 driven by the successful performance of the 1.0 liter returnable glass presentation for the Coca-Cola brand and the introduction of the Fanta brand in the same presentation. Non-flavored bottled water sales volume grew 13% for the year, driven by an increased marketing and execution focus on our proprietary still bottled water brand Crystal.

     Income from Operations. Gross profit totaled Ps. 3,337 million in 2006, an increase of 6.8% as compared to 2005, in spite of higher costs per unit cases driven by the inclusion of beer costs and increases in sugar prices year over year, which were partially offset by the appreciation of the Brazilian real against the U.S. dollar, as applied to our raw material costs denominated in U.S. dollars. Our gross margin was 42.2% in 2006.

     Operating income reached Ps. 1,138 million, an increase of 10.0% as compared to 2005, mainly driven by top line growth, resulting in an operating income margin of 14.4% in 2006. Operating expenses as a percentage of sales declined 360 basis points to 27.8%, mainly due to improved operating leverage from an increase in sales volume and the implementation of better commercial practices.

Results of Operations for Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Consolidated Results of Operations

     Total Revenues. Consolidated total revenues grew 5.3% to Ps. 53,997 million in 2005, compared to Ps. 51,276 million in 2004. The majority of the growth came from Brazil and Colombia, accounting for 13% and 9% of the total incremental revenues, respectively.

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

     Consolidated average price per unit case increased 0.8% from Ps. 28.37 in 2004 to Ps. 28.14 in 2005, driven by average price increases in all our territories, except Central America. Price increases implemented during the year, mainly in Venezuela, Colombia and Argentina, combined with a better packaging and product mix in Mexico and Brazil, resulted in higher average prices per unit case.

     Gross Profit. Our gross profit increased 5.7% to Ps. 26,475 million in 2005, compared with the previous year. Brazil and Mexico accounted for almost 90% of this growth. Gross margin improved 20 basis points as a result of higher average prices per unit case in all of our territories, except Central America, and relatively stable average costs per unit case on a consolidated basis. Lower sweetener costs in Mexico and Colombia, combined with the appreciation of local currencies in the majority of our territories applied to our U.S. dollar-denominated costs, more than compensated for price increases in resin used to make plastic bottles.

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

     Operating Expenses. Consolidated operating expenses as a percentage of total revenues declined to 31.9% in 2005 from 32.3% in 2004 due to higher fixed-cost absorption driven by incremental volumes and higher average price per unit case. During 2005, operating expenses in absolute terms increased 4.0% year over year mainly as a result of (1) the implementation of value-creation initiatives, including reconfiguring our distribution network to support new multi-segmentation strategies in major markets by socioeconomic levels and competitive intensity and the implementation of revenue management strategies, (2) salary increases ahead of inflation in some of the countries in which we operate, and (3) higher operating expenses due to increases in maintenance expenses and freight costs in some territories.

     We incur various expenses related to the distribution of our products. We include these types of costs in the selling expenses line of our income statement. During 2005 and 2004, our distribution costs amounted to Ps. 7,433 million and Ps. 7,031 million, respectively. The exclusion of these charges from our cost of sales line may result in the amounts reported as gross profit not being comparable to other companies, which may include all expenses related to their distribution network in cost of sales when computing gross profit (or an equivalent measure).

     Income from Operations. Our consolidated operating income increased 9.0% to Ps. 9,218 million in 2005, compared with 2004. Growth in Mexico, Brazil and Colombia more than compensated for an operating income decline in Venezuela. Our overall operating margin improved 60 basis points to 17.1% during 2005.

     Integral Result of Financing .In 2005 we reported a loss in integral result of financing of Ps. 1,281 million, an increase of 50.5% compared to 2004. Lower gains in our monetary position, as a result of the combined effect of a decline in our monetary liabilities and a lower Mexican inflation rate as applied to these monetary liabilities, more than offset a decline in interest expense and a foreign exchange gain derived from the appreciation of the Mexican peso against the U.S. dollar, as applied to our U.S. dollar-denominated debt.

     Other Expenses. Other expenses decreased to Ps. 336 million in 2005 from Ps. 432 million in 2004. Other expenses were higher in 2004 due to a change in the tax deduction criteria on coolers in Mexico in 2004 that required us to make a one-time payment.

     Income Taxes and Employee Profit Sharing. Income taxes and employee profit sharing increased to Ps. 2,741 million in 2005 from Ps. 1,201 million in 2004. Our consolidated effective income tax and employee profit sharing rate increased from 16.9% in 2004, to 36.1% in 2005, mainly due to a one-time benefit in the amount of Ps. 1,449 million, derived from a gain from a tax lawsuit in 2004 in connection with a deduction of losses arising from a sale of shares during 2002.

     Net Income. Our consolidated majority net income was Ps. 4,759 million during 2005, a decrease of 20.0% compared to 2004, principally due to above mentioned non-recurring events. Earnings per share were Ps. 2.58 (US$ 0.24 per ADS) computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 Series L Shares). Excluding these non-recurring effects, majority net income would have increased 5.8% in 2005.

Consolidated Results Of Operations By Geographic Segment

Mexico

     Total Revenues. Total revenues in Mexico were Ps. 29,662 million in 2005, compared to Ps. 28,595 million in 2004, an increase of 3.7% mainly driven by 3.5% total sales volume growth. Average price per unit case remained relatively stable at Ps. 28.90 in 2005, compared to Ps. 28.89 for 2004. Carbonated soft drinks average price per unit case was Ps. 33.40 during 2005, remaining almost flat as compared to 2004.

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

     Income from Operations. Gross profit totaled Ps. 15,732 million, representing a gross margin of 53.0% in 2005, an increase of 30 basis points as compared to 2004. Lower sweetener costs, derived from lower sugar prices and the usage of high fructose corn syrup, combined with the appreciation of the Mexican peso against the U.S. dollar applied to our U.S. dollar-denominated costs, more than offset higher resin prices during the year, resulting in a slight improvement in average cost per unit case.

     Our operating income in 2005 reached Ps. 6,368 million, resulting in a 21.4% operating margin compared to a 21.1% in 2004, as a result of higher fixed-cost absorption driven by higher revenues.

Central America

     Total Revenues. Total revenues in Central America were Ps. 3,636 million in 2005, a decline of 2.7% as compared to 2004, driven by lower average price per unit case, which accounted for 70% of the revenue decline, and a decrease in sales volume comprised the balance. Average price per unit case decreased 2.5% to Ps. 32.81, mainly as a result of a more competitive environment in the majority of the region, driven by the entrance of low-price producers of carbonated soft drinks.

     Total sales volume was 109.4 million unit cases in 2005, a 1.1% decrease as compared to the previous year as a result of lower volumes in Nicaragua and Guatemala. Carbonated soft drinks volume decline more than offset strong volume growth of 20.7% in non-carbonated beverages, including bottled water.

     Income from Operations. Gross profit totaled Ps. 1,743 million in 2005, a reduction of 3.2% as compared to 2004, mainly driven by lower revenues. Higher resin prices and sweetener costs combined with a packaging mix shift towards non-returnable presentations more than offset savings from cost cutting initiatives throughout the region, resulting in a margin decline of 20 basis points to 47.9% in 2005.

     Operating income reached Ps. 497 million in 2005, resulting in an operating income margin of 13.7%, an improvement of 180 basis points as compared to 2004, driven by savings achieved through better distribution practices and from our shared services program implemented throughout the region in 2004.

Colombia

     Total Revenues. Total revenues in Colombia reached Ps. 5,084 million in 2005, an increase of 9.4% as compared to 2004. Over 80% of revenue growth was driven by incremental volume, and higher average price per unit case represented the balance. Average price per unit case reached Ps. 28.28 for 2005, compared to Ps. 27.81 in 2004, recording an increase of 1.7% as a consequence of price increases implemented during the year, and the appreciation of the Colombian peso against the U.S. dollar in 2005, as applied to our net revenues in Mexican pesos under Mexican Financial Reporting Standards.

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

     Income from Operations. Gross profit totaled Ps. 2,293 million in 2005, an increase of 6.2% as compared to 2004, resulting in a gross margin of 45.1% for the year as compared to 46.5% in 2004. The packaging mix shift towards non returnable plastic presentations, which accounted for 48% of our total sales in 2005, compared with 43% in the previous year, combined with higher resin prices, more than offset savings achieved from the consolidation of our manufacturing network and the appreciation of the Colombian peso against the U.S. dollar, applied to our U.S. dollar-denominated costs.

     Operating income totaled Ps. 575 million, an increase of 16.2%, reaching an operating margin of 11.3%, an improvement of 70 basis points as compared to 2004, driven by higher fixed cost absorption due to higher revenues.

Venezuela

     Total Revenues. Total revenues in Venezuela increased by 5.6% to Ps. 5,875 million in 2005, as compared to Ps. 5,563 million in 2004, driven by higher average price per unit case. Average price per unit case increased by 5.5% to Ps. 33.97 in 2005 as compared to 2004, as a result of price increases implemented during the year.

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

     Income from Operations. Gross profit totaled Ps. 2,369 million in 2005, representing a gross margin of 40.3% as compared to 41.9% in 2004 a decrease of 160 basis points. This decline was a result of higher raw material prices, the devaluation of the Venezuelan bolivar and a shift in packaging mix towards non-returnable presentations, which grew as a percentage of our total sales volume to 72.2% from 66.4% in 2004.

     Operating expenses increased 10.5% in 2005 due to salary increases implemented during the year and higher maintenance costs. Operating income totaled Ps. 277 million in 2005, a decrease from Ps. 437 million in 2004, resulting in an operating margin of 4.7% as compared to 7.9% in 2004. The decrease was a result of a reduction in gross profit and increases in operating expenses.

Argentina

     Total Revenues. Total revenues in Argentina reached Ps. 3,090 million, a 7.6% increase as compared to 2004, driven by the combination of better average price per unit case and volume growth, each contributing to approximately half of this growth. Average price per unit case during 2005 grew 4.6% to Ps. 19.85 from Ps. 18.97 in the previous year, as a result of (1) a positive product shift mix towards single-serve presentations from our core and premium brands, which carry higher average price per unit case, (2) incremental volume from our carbonated soft drink premium and core segments, (3) the strong performance of our non-carbonated portfolio and (4) price increases implemented during the year.

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

     Income from Operations. Gross profit totaled Ps. 1,214 million in 2005, an increase of 8.1% as compared with the previous year. Higher resin prices, a slight depreciation of the Argentine peso against the U.S. dollar as applied to our U.S. dollar denominated costs, and an increases in labor costs were more than offset by better average price per unit case, resulting in a slight gross margin expansion from 39.1% in 2004 to 39.3% in 2005.

     Operating expenses increased 10.8% in 2005 as compared to 2004, mainly due to higher freight costs and salaries, which were offset by higher average prices per unit case, resulting in a 4.0% increase in our operating income to Ps. 466 million. Our operating income margin decreased 50 basis points to 15.1% from 15.6% in 2004.

Brazil

     Total Revenues. Total revenues in Brazil reached Ps. 6,650 million in 2005, an increase of 13.4% as compared to 2004. Volume growth contributed more than 90% of this increase and better average price per unit case accounted for the balance. Average price per unit case was Ps. 25.63 during the year, an increase of 2.4% as compared to 2004, driven by a channel mix shift to higher profitable channels, such as small retailers and on-premise consumption formats carrying higher average price per unit case, which more than offset a packaging mix shift towards returnable presentations, which carry lower average price per unit case.

     Total sales volume increased 11.0% to 252.5 million unit cases in 2005. The majority of this growth came from our carbonated soft drinks, contributing to over 80% of our incremental volumes and still water growth representing the balance. Carbonated soft drinks posted a strong 9.5% growth in 2005, driven by the Coca-Cola and Fanta brands, accounting for more than 70% of the incremental carbonated soft drinks volume. During 2005, returnable presentations reached 8.7% of our total sales volume, as compared to 5.3% in 2004 driven by the successful roll-out of the 1.0 liter returnable glass presentation for the Coca-Cola brand. Still water sales volume grew 35% in the year, driven by an increased marketing and execution focus on our proprietary still bottled water Crystal brand.

     Income from Operations. Gross profit totaled Ps. 3,124 million in 2005, resulting in a gross margin expansion of 340 basis points, from 43.6% in 2004 to 47.0% in 2005. The appreciation of the Brazilian real against the U.S. dollar, as applied to our raw material costs denominated in U.S. dollars and improvements in manufacturing efficiencies more than offset raw material price increases.

     Operating income reached Ps. 1,035 million, an increase of 74.3% as compared to 2004, mainly driven by top line growth, resulting in an operating income margin expansion of 550 basis points to 15.6% in 2005. Operating expenses per unit case declined, mainly due to improved operating leverage from an increase in sales volume and the implementation of better commercial practices, including improvements in presale efficiencies.

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

     Our total indebtedness was Ps. 19,351 million as of December 31, 2006, as compared to Ps. 21,005 million as of December 31, 2005. Short-term debt and long-term debt were Ps. 3,170 million and Ps. 16,181 million, respectively, as of December 31, 2006, as compared to Ps. 4,690 million and Ps. 16,315 million, respectively, as of December 31, 2005. Cash and cash equivalents comprised of Mexican pesos, Brazilian reais and U.S. Dollars, representing 37%, 26% and 22%, respectively. As of December 31, 2006, cash and cash equivalents were Ps. 4,473 million as compared to Ps. 2,122 million as of December 31, 2005.

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

     Sources and Uses of Cash. The following table summarizes the sources and uses of cash for each of the three years in the period ended December 31, from our statement of changes in financial position:

	Principal Sources and Uses of Cash
	Year ended December 31

	(in millions of U.S. dollars and millions of constant
	Mexican pesos at December 31, 2006)

	2006	2006	2005	2004

Net resources generated by operations	$ 784	Ps 8,463	Ps 6,837	Ps 8,630
Net resources used in investing activities(1)	(284)	(3,068)	(2,278)	(2,001)
Net resources used in financing
activities(2)	(282)	(3,044)	(6,504)	(5,967)
Dividends declared and paid	(66)	(716)	(662)	(580)

(1)	Includes property, plant and equipment, investment in shares and other assets.
(2)	Includes dividends declared and paid.

Contractual Obligations

     The table below sets forth our contractual obligations as of December 31, 2006:

	Maturity
	(in millions of Mexican pesos)
	Less than		4 –5	In excess
	1 year	1-3 years	years	of 5 years	Total

Debt(1)
Mexican pesos	Ps 1,906	Ps 5,250	Ps 617	Ps 4,633.	Ps 12,406
U.S. dollars	-	3,233	1,849	598	5,680
Venezuelan bolivars	-	-	-	-	-
Colombian pesos	165	-	-	-	165

Capital Leases
U.S. dollars	7	2	-	-	9
Interest Payments on Debt(2)
Mexican pesos	931	1,699	812	866	4,308
U.S. dollars	368	762	224	29	1,383
Venezuelan bolivars	29	-	-	-	29
Colombian pesos	9	-	-	-	9
Argentine pesos	23	-	-	-	23

Interest Rate Swaps(3)
Mexican pesos	(36)	(42)	(123)	-	(201)
Cross Currency Swaps(4)
Mexican pesos to U.S. dollars(5)	-	4	13	-	17
U.S. dollars to Colombian pesos(6)	-	(64)	-	-	(64)
	-	-	-	-	-
Forward Contracts
Agreements to purchase Mexican Pesos(7)	41	-	-	-	41
Operating Leases
Mexican pesos	109	344	243	-	696
Colombian Pesos	5	3	-	-	8
Brazilian reals	59	199	18	-	276
Argentine pesos	5	-	-	-	5
Commodity Hedge Contracts
Sugar	(39)	-	-	-	(39)
Expected Benefits to be Paid for Pension
Plan and Seniority Premium	71	160	65	260	556
Other Long-Term Liabilities(8)	-	-	-	2,867	2,867

_________________
(1)	Excludes the effect of cross currency swaps.
(2)
Interest was calculated using debt as of and nominal interest rate amounts in effect on December 31, 2006. Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 10.8755 per U.S. dollar, the exchange rate quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2006, and were not restated in constant Mexican pesos at December 31, 2006.

(3)	Reflects the market value as of December 31, 2006.
(4)
Includes cross currency swap contracts held as of December 31, 2006. U.S. dollars denominated amounts were translated to Mexican pesos as described in footnote (2) above. These cross currency swaps are not considered hedges for purposes of our consolidated financial statements.

(5)
Cross-currency swaps from Mexican pesos to U.S. dollars with a notional amount of Ps. 1,091 million with maturity date as of September 15, 2008 and Ps. 1,317 million with maturity date as of December 5, 2011.

(6)	Cross-currency swaps from U.S. dollars to Colombian pesos with a notional amount of US$ 40 million with maturity date as of September 15, 2008.
(7)
Forward contracts with notional amount of Ps. 922 million with settlement date as of June 29, 2007 and Ps. 222 million with settlement date as of August 30, 2007. These forward contracts are not considered hedges for purposes of our consolidated financial statements.

(8)
Other long-term liabilities reflects liabilities whose maturity dates are undefined and depends on a series of circumstances out of our control, therefore these liabilities have been considered to have a maturity of more than five years.

Debt Structure

     The following chart sets forth the current debt breakdown of our company and its subsidiaries by currency and interest rate type as of December 31, 2006:

	Percentage of	Average	Average Adjusted
Currency	Total Debt(1)	Nominal Rate(2)	Rate (1) (3)

U.S. dollars	45.84%	7.14%	7.02%
Mexican pesos	45.86%	8.57%	9.54%
Colombian pesos s	3.40%	8.60%	7.98%
Venezuelan bolivars	2.18%	11.27%	11.27%
Argentine pesos	2.72%	10.24%	9.73%
_________________
(1)
Includes the effect of derivative contracts held by us as of December 31, 2006, including cross currency swaps from U.S. dollars to Colombian pesos, Mexican pesos to U.S. dollars and a U.S. dollar forward position.

(2)	Annual weighted average interest rate per currency as of December 31, 2006.
(3)
Annual weighted average interest rate per currency as of December 31, 2006 after giving effect to interest rate swaps. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk––Interest Rate Risk.”

Summary of Significant Debt Instruments

     The following is a brief summary of our significant long-term indebtedness with restrictive covenants outstanding as of December 31, 2006:

     7.25% Notes Due 2009. On July 11, 1997, our subsidiary Panamco issued 7.25% Senior Notes Due 2009, of which US$ 290 million (Ps. 3,132 million) remain outstanding as of December 31, 2006. We guaranteed these notes on October 15, 2003. The indenture imposes certain conditions upon a consolidation or merger by us or Panamco and restricts the incurrence of liens and sale and leaseback transactions by Panamco.

     Bank Loans. During 2006, we entered into a number of loans with individual banks in Mexican pesos and U.S. dollars with an aggregate principal amount of Ps. 2,100 million and US$ 55 million (Ps. 594 million), respectively. These loans contain restrictions on liens, fundamental changes such as mergers and certain asset sales. In addition, we are required to comply with a maximum net leverage ratio. Finally, there is a mandatory prepayment clause in which the lender has the option to require us to prepay such loans upon a change of control.

     Mexican Peso Bonds (Certificados Bursátiles). During 2003, we established a program for and issued the following certificados bursátiles in the Mexican capital markets:

Issue Date	Maturity		Amount	Rate

2003	2007	Ps.	1,906 million(1)	28-day TIIE(2) + 55 bps
2003	2008	Ps.	1,250 million	182-day CETE(3) + 120 bps
2003	2008	Ps.	2,500 million	91-day CETE(3) + 115 bps
2003	2009	Ps.	500 million	9.90% Fixed
2003	2010	Ps.	1,000 million	10.4% Fixed
__________________
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

     Our 2003 certificados bursátiles contain restrictions on the incurrence of liens and accelerate upon the occurrence of an event of default, including a change of control, which is defined as the failure of The Coca-Cola Company to hold at least 25% of our capital stock with voting rights.

     During March 2007, we established a new program and issued the following certificados bursátiles in the Mexican capital markets:

Issue Date	Maturity		Amount	Rate

2007	2012	Ps.	3,000 million	28-day TIIE(1) – 6 bps

_________________
(1)	TIIE means the Tasa de Interés Interbancaria de Equilibrio (the Equilibrium Interbank Interest Rate).

     Our 2007 certificados bursátiles contain reporting obligations in which we will furnish to the bond holders, audited financial reports and consolidated financial reports.

     We are in compliance with all of our restrictive covenants as of December 31, 2006. A significant and prolonged deterioration in our consolidated results of operations could cause us to cease to be in compliance under certain indebtedness in the future. We can provide no assurances that we will be able to incur indebtedness or to refinance existing indebtedness on similar terms in the future.

Off-Balance Sheet Arrangements

     We do not have any off-balance sheet arrangements.

Contingencies

     We have various contingencies, for which reserves have been recorded in those cases where we believe the results of an unfavorable resolution is probable. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Most of these contingencies have been recorded as reserves resulting in an increase in the intangibles recorded in connection with the Panamco acquisition. Any amounts required to be paid in connection with these contingencies would be required to be paid from available cash. The following table presents the nature and amount of the recorded loss contingencies as of December 31, 2006:

	Short-Term		Long-Term		Total

Tax	Ps.	-	Ps.	891	Ps.	891
Legal		-		206		206
Labor		-		310		310

Total	Ps.	-	Ps.	1,407	Ps.	1,407

     We have other loss contingencies for which we have not recorded a reserve in particular, we have entered into legal proceedings with labor unions and tax authorities. These proceedings are in the ordinary course of business and are common to the industry in which we operate. The aggregate amount of damages sought in these proceedings is US$ 26 million. These contingencies were classified by our legal counsel as less than probable but more than remote of being settled against us. However, we believe that the ultimate resolution of such legal proceedings will not have a material adverse effect on our consolidated financial position or result of operations. These contingencies or our assessment of them may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies.

     As is customary in Brazil, the Company has been requested by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 694 by pledging fixed assets and entering into available lines of credit which cover such contingencies.

Capital Expenditures

     The following table sets forth our capital expenditures, including investment in property, plant and equipment, bottles and cases and deferred charges, for the periods indicated on a consolidated and by segment basis:

Consolidated Capital Expenditures

	Year ended December 31,

	2006		2005		2004

	(millions of constant Mexican pesos at
	December 31, 2006)
Property, plant and equipment	Ps.	1,497	Ps.	1,034	Ps.	1,265
Bottles and cases		547		490		425
Deferred charges and other investments		571		695		472

Total	Ps.	2,615	Ps.	2,219	Ps.	2,162

Capital Expenditures by Segment

	Year Ended December 31,

	2006		2005		2004

	(millions of constant Mexican pesos at
	December 31, 2006)
Mexico	Ps.	1,466 .	Ps.	900	Ps.	1,186
Central America		73		197		173
Colombia		499		368		137
Venezuela		181		412		279
Argentina		209		138		63
Brazil		187		204		324

Total	Ps.	2,615	Ps.	2,219	Ps.	2,162

     Our capital expenditures in 2006 focused on investments in returnable bottles and cases, increasing plant operating capacity, placing refrigeration equipment with retailers and, improving the efficiency of our distribution infrastructure. Through these measures, we strive to improve our profit margins and overall profitability.

     We estimate that our capital expenditures in 2007 will be approximately US$ 300 million (Ps. 3,279 million). Our capital expenditures in 2007 are primarily intended for:

  investments in returnable bottles and cases;

  market investments (primarily for the placement of refrigeration equipment);

  manufacturing lines; and

  improvements throughout our distribution network.

     We estimate that a majority of our projected capital expenditures for 2007 will be spent in our Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2007. Our capital expenditure plan for 2007 may change based on market and other conditions and our results of operations and financial resources.

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

     The following table provides a summary of the fair value of derivative instruments as of December 31, 2006. The fair market value is obtained mainly from our internal automated system and confirmed by external sources, which are also our counterparties to the relevant contracts.

Fair Value
At December 31, 2006
(in millions of constant Mexican pesos)

	Maturity	Maturity		Maturity	Total
	less than 1	1 – 3	Maturity	in excess	fair
	year	years	4 – 5 years	of 5 years	value

Quoted prices	(36)	(42)	(123)	-	(201)

U.S. GAAP Reconciliation

     The principal differences between Mexican Financial Reporting Standards and U.S. GAAP that affect our net income and stockholders’ equity relate to the accounting for:

  inflationary adjustment of prior years financial statements;

  classification differences;

  deferred promotional expenses;

  intangible assets;

  inflationary adjustment of imported equipment;

  capitalization of integral result of financing;

  derivative financial instruments;

  deferred income tax and employee profit sharing;

  statement of cash flows;

  labor liabilities; and

  minority interest.

     A more detailed description of the differences between Mexican Financial Reporting Standards and U.S. GAAP as they relate to us and a reconciliation of majority net income and majority stockholders’ equity under Mexican Financial Reporting Standards to net income and stockholders’ equity under U.S. GAAP are contained in Notes 25 and 26 to our consolidated financial statements.

     Pursuant to Mexican Financial Reporting Standards, our consolidated financial statements recognize certain effects of inflation in accordance with Bulletins B-10 and B-12. These effects were not reversed in the reconciliation to U.S. GAAP.

     Under U.S. GAAP, we had net income of Ps. 4,919 million in 2006, Ps. 4,635 million in 2005, and Ps. 6,165 million in 2004. Net income as reconciled to U.S. GAAP was higher than majority net income as reported under Mexican Financial Reporting Standards by Ps. 36 million in 2006, lower by Ps. 124 million in 2005, and higher by Ps. 219 million in 2004.

     Stockholders’ equity under U.S. GAAP was Ps. 40,257 million, Ps. 35,119 million, and Ps. 31,468 million in 2006, 2005, and 2004, respectively. Compared to majority stockholders’ equity under Mexican Financial Reporting Standards, stockholders’ equity under U.S. GAAP was lower by Ps. 1,227 million, lower by Ps. 1,587 million, and lower by Ps. 1,557 million in 2006, 2005 and 2004, respectively.

Item 6. Directors, Senior Management and Employees

Directors

     Management of our business is vested in our board of directors and in our chief executive officer. Our bylaws provide that our board of directors will consist of no more than eighteen directors elected at the annual ordinary shareholders meeting for renewable terms of one year. Our board of directors currently consists of 18 directors and 18 alternate directors. The directors are elected as follows: 11 directors and their respective alternate directors are elected by holders of the Series A Shares voting as a class; four directors and their respective alternate directors are elected by holders of the Series D Shares voting as a class; and three directors and their respective alternate directors are elected by holders of the Series L Shares voting as a class. Directors may only be elected by a majority of shareholders of the appropriate series, voting as a class, represented at the meeting of shareholders.

     In accordance with our bylaws and article 24 of the Mexican Securities Law, at least 25% of the members of our board of directors must be independent, (as defined by the Mexican Securities Law).

     In addition, shareholders holding duly paid Series B Shares or any duly paid limited voting shares that did not vote in favor of the directors elected, either individually or acting together with other dissenting shareholders of any series, are entitled to elect one additional director and the corresponding alternate director for each 10% of our outstanding capital stock held by such individual or group and to remove one director and the corresponding alternate. The board of directors may designate interim directors in the case that a director is absent or an elected director and corresponding alternate are unable to serve; such interim directors shall serve until the next shareholders meeting, at which the Shareholders shall elect a replacement.

     Our bylaws provide that the board of directors shall meet at least four times a year. Actions by the board of directors must be approved by at least a majority of the directors present and voting, which (except under certain limited circumstances) must include at least two directors elected by the Series D shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.” The chairman of the board of directors, the chairman of our audit or corporate practices committee, or at least 25% of our directors may call a board of directors’ meeting to include matters in the meeting agenda.

     See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for information on relationships with certain directors and senior management.

As of March 31, 2007, our board of directors had the following members:

Series A Directors

José Antonio Fernández Carbajal(1)	Born:	February 1954
Director	First elected:	1993
	Term expires:	2008
	Principal occupation:	Chief Executive Officer, FEMSA.
	Other directorships:	Chairman of the board of directors of
		FEMSA. Vice-chairman of the
		board of directors of Instituto
		Tecnológico de Estudios Superiores
		de Monterrey, which we refer to as
		ITESM, Member of the boards of
		directors of Grupo Financiero BBVA
		Bancomer, Grupo Bimbo, Grupo
		Televisa and Industrias Peñoles.

Series A Directors

	Business experience:	Held directorships at FEMSA
Cerveza’s Commercial Division and
the Oxxo Retail Chain. Has
experience in the strategic planning
department of FEMSA and has been
involved in many managerial and
operational aspects of FEMSA’s
businesses.
	Education:	Holds a degree in Industrial
Engineering and an MBA from
ITESM.
	Alternate director:	Alfredo Livas Cantú

Alfonso Garza Garza(2)	Born:	July 1962
Director	First elected:	1996
	Term expires:	2008
	Principal occupation:	Vice President of Human Resources
Officer, FEMSA.
	Other directorships:	Alternate director of FEMSA and
member of the boards of directors of
the Hospital San José Tec de
Monterrey.
	Business experience:	Has experience in several FEMSA
business units and departments,
including Domestic Sales,
International Sales, Procurement and
Marketing, mainly in FEMSA
Empaques, FEMSA Cerveza and was
General Director of FEMSA
Empaques.
	Education:	Holds a degree in Industrial
Engineering from ITESM and an
MBA from Instituto Panamericano
de Alta Dirección de Empresa, which
we refer to as IPADE.
	Alternate director:	Paulina Garza de Marroquín(3)

José Luis Cutrale	Born:	September 1946
Director	First elected:	2004
	Term expires:	2008
	Principal occupation:	General Director of Sucocitrico
Cutrale.
	Other directorships:	Member of the boards of directors of
Cutrale North America, Cutrale
Citrus Juice, and Citrus Products.
	Business experience:	Founding partner of Sucocitrico
Cutrale and member of ABECITRUS
(the Brazilian Association of Citrus
Exporters) and CDES (the Brazilian
Government’s Counsel for Economic
and Social Development).
	Alternate director :	José Luis Cutrale, Jr.

Series A Directors

Carlos Salazar Lomelín	Born:	April 1951
Director	First elected:	2001
	Term expires:	2008
	Principal occupation:	Chief Executive Officer, Coca-Cola
FEMSA.
	Business experience:	Has held managerial positions in
several FEMSA subsidiaries,
including Grafo Regia and Plásticos
Técnicos Mexicanos. Served as
Chief Executive Officer of FEMSA
Cerveza until 2000.
	Education:	Holds a degree in Economics from
ITESM, a graduate degree in
Economic Development in Italy from
the Instituto di Studio per lo
Sviluppo Economico Milano y
Napoles and an MBA from ITESM.
	Alternate director:	Max Michel Suberville

Ricardo Guajardo Touché	Born:	May 1948
Director	First elected:	1993
	Term expires:	2008
	Principal occupation:	Member of the board of directors and
chairman of the audit committee of
Grupo Financiero BBVA Bancomer.
	Other directorships:	Member of the boards of directors of
Grupo Bimbo, El Puerto de
Liverpool, Alfa, Grupo
Aeroportuario del Sureste, Coppel,
Cydsa, Nacional Monte de Piedad
and ITESM.
	Business experience:	Has experience in various positions
in Grupo Visa.
	Education:	Holds degrees in Electrical
Engineering from ITESM and the
University of Wisconsin and a
Masters Degree from the University
of California at Berkeley.
	Alternate director:	Eduardo Padilla Silva

Mariana Garza de Treviño(3)	Born:	April 1970
Director	First elected:	2007
	Term expires:	2008
	Principal occupation:	Private Investor
	Other directorships:	Member of the board of directors of
Hospital San José and Museo de
Historia Mexicana and alternate
director of the board of directors of
FEMSA.
	Education:	Holds a degree in Industrial
engineering from ITESM and a
Master of International Management
from Thunderbird American
Graduate School of International
Management.

Series A Directors

	Alternate director:	Barbara Garza Gonda de Braniff(3)

Federico Reyes García	Born:	September 1945
Director	First elected:	1993
	Term expires:	2008
	Principal occupation:	Corporate Development Officer of
FEMSA.
	Business experience:	Served as Vice President of Finance
and Corporate Development of
FEMSA, Director of Corporate Staff
at Grupo AXA, a major manufacturer
of electrical equipment, and Chief
Executive Officer of Seguros
Monterrey and Fianzas Monterrey.
Has extensive experience in the
insurance sector.
	Education:	Holds a degree in Business and
Finance from ITESM.
	Alternate director:	Alejandro Bailleres Gual

Javier Astaburuaga Sanjines	Born:	July 1959
Director	First elected:	2006
	Term expires:	2008
	Principal occupation:	Chief Financial Officer and
Executive Vice President of Strategic
Development of FEMSA
	Business experience:	Joined FEMSA as a financial
information analyst and later
acquired experience in corporate
development, administration and
finance, held various senior positions
at FEMSA Cerveza between 1993
and 2001, including Chief Financial
Officer and for two years prior to his
current position, was FEMSA
Cerveza’s Director of Sales for the
north region of Mexico. Prior to his
current position, was FEMSA
Cerveza’s Co-Chief Executive
Officer.
	Education:	Holds a degree in accounting from
ITESM.
	Alternate director:	Francisco José Calderón Rojas

Alfonso González Migoya	Born:	January 1945
Director	First elected:	2006
	Term expires:	2008
	Principal occupation:	Independent Consultant.
	Other directorships:	Member of the board of directors and
chairman of the auditing committee
of Banco Regional de Monterrey,
S.A., member of the board of
directors of Ecko, S.A. and Berel,
S.A.

Series A Directors

	Business experience:	Served from 1995 until 2005 as
Corporate Director of Grupo
Industrial Alfa.
	Education:	Holds a degree in Mechanical
engineering from ITESM and an
MBA from the Stanford Graduate
School of Business.
	Alternate director:	Francisco Garza Zambrano

Daniel Servitje Montul	Born:	April 1959
Director	First elected:	1998
	Term expires:	2008
	Principal occupation:	Chief Executive Officer, Grupo
Bimbo.
	Other directorships:	Member of the boards of directors of
Banco Nacional de Mexico, Grupo
Bimbo.
	Business experience:	Served as Vice President of Grupo
Bimbo.
	Education:	Holds a degree in Business from the
Universidad Iberoamericana in
Mexico and an MBA from the
Stanford Graduate School of
Business.
	Alternate director:	Sergio Deschamps Ebergeniy

Enrique Senior	Born:	August 1943
Director	First elected:	2004
	Term expires:	2008
	Principal occupation:	Investment Banker, Allen &
Company.
	Other directorship:	Member of the boards of directors of
Grupo Televisa and Cinemark Corp.
	Business experience:	Among other clients, has provided
financial advisory services to
FEMSA and Coca-Cola FEMSA.
	Alternate director:	Herbert Allen III

Series D Directors

Gary Fayard	Born:	April 1952
Director	First elected:	2003
	Term expires:	2008
	Principal occupation:	Chief Financial Officer, The
Coca-Cola Company.
	Other directorships:	Member of the boards of directors of
Coca-Cola Enterprises and Coca-
Cola Sabco.
	Business experience:	Senior Vice President of The
Coca-Cola Company and former
Partner of Ernst & Young.
	Education:	Holds a CPA from the University of
Alabama.
	Alternate director:	David Taggart

Irial Finan	Born:	June 1957
Director	First elected:	2004
	Term expires:	2008
	Principal occupation:	President of Bottling Investments,
The Coca-Cola Company.
	Other directorships:	Member of the board of directors of
Coca-Cola Enterprises, Coca-Cola
Amatil and Coca-Cola Hellenic.
	Business experience:	Chief Executive Officer of Coca-
Cola Hellenic. Has experience in
several Coca-Cola bottlers, mainly in
Europe.
	Education:	Holds a Bachelor’s degree from
National University of Ireland.
	Alternate director:	Mark Harden

Charles H. McTier	Born:	January 1939
Director	First elected:	1998
	Term expires:	2008
	Principal occupation:	President, Robert W. Woodruff
Foundation.
	Other directorships:	Member of the board of directors of
the SunTrust Bank of Georgia and
AGI Resources.
	Business experience:	President of Joseph B. Whitehead
Foundation, The Lettie Pate Evans
Foundation and The Lettie Pate
Whitehead Foundation.
	Education:	Holds a degree in Business
Administration from Emory
University.

Eva Garza de Fernández(4)	Born:	April 1958
Director	First elected:	2007
	Term expires:	2008
	Principal occupation:	Private investor.

Series D Directors

	Other directorships:	Member of the boards of directors of
Patronato Premio Eugenio Garza
Sada, Consejo Ciudadano de
Desarrollo Social and alternate
member of the board of directors of
FEMSA.
	Education:	Holds a degree in Communication
Sciences from ITESM.
	Alternate director:	Geoffrey J. Kelly

Series L Directors

Alexis E. Rovzar de la Torre	Born:	July 1951
Director	First elected:	1993
	Term expires:	2008
	Principal occupation:	Executive Partner, White & Case.
	Other directorships:	Member of the boards of directors
of FEMSA, Deutsche Bank
(Mexico), Grupo Industrial Bimbo,
Grupo ACIR, Comex, Comsa and
Ray & Berndtseon.
	Business experience:	Has experience in numerous
international business transactions,
including joint ventures, debt to
capital swaps and many other
financial projects.
	Education:	Holds a degree in Law from
UNAM.
	Alternate director:	Arturo Estrada Treanor

José Manuel Canal Hernando	Born:	February 1940
Director	First elected:	2003
	Term expires:	2008
	Principal occupation:	Independent consultant.
	Other directorships:	Member of the boards of directors
of FEMSA and FEMSA Cerveza.
	Business experience:	Served as Managing Partner of
Ruiz, Urquiza y Cía.
	Alternate director:	Helmut Paul

Francisco Zambrano Rodríguez	Born:	January 1953
Director	First elected:	2003
	Term expires:	2008
	Principal occupation:	Chief Executive Officer of
Desarollo de Fondos Inmobiliarios
S.A. de C.V.
	Other directorships:	Member of the board of directors of
several Mexican companies,
including Desarrollo Inmobiliario y
de Valores and Internacional de
Inversiones.

Series L Directors

	Business experience:	Has extensive experience in
investment banking and private
investment services in México.
	Alternate director:	Karl Frei

(1)	Son-in-law of Eugenio Garza Lagüera.
(2)	Nephew of Eugenio Garza Lagüera.
(3)	Daughter of Eugenio Garza Lagüera and sister-in-law of José Antonio Fernández Carbajal.
(4)	Daughter of Eugenio Garza Lagüera and wife of José Antonio Fernández Carbajal.

     Eugenio Garza Lagüera is the Honorary (non-voting) Life chairman of our board of directors. The secretary of the board of directors is Carlos Eduardo Aldrete Ancira.

     On June 8, 2004, a group of Brazilian investors, among them José Luis Cutrale, a member of our board of directors, made a capital contribution equivalent to approximately US$50 million to our Brazilian operations in exchange for approximately 16.9% equity stake in these operations. We have entered into an agreement with Mr. Cutrale pursuant to which he was invited to serve as a director of our company. The agreement also provides for a right of first offer on transfers by the investors, tag-along and drag-along rights and certain rights upon a change of control of either party, with respect to our Brazilian operations.

Executive Officers

     As of March 31, 2007, the following are the principal executive officers of our company:

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
		International Financing, served as
		General Manager of Financial
		Planning and General Manager of
		Strategic Planning.
	Education:	Holds a degree in Chemical and
		Administrative Engineering from
		ITESM and an MBA from the
		Wharton School of Business.

Rafael Suárez Olaguibel	Born:	April 1960
Chief Operating Officer -	Joined:	1986
Latincentro	Appointed to current position:	2006
	Business experience with us:	Has held several director positions
		with us, including Commercial
		Planning and Strategic
		Development Officer, Chief
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
ITESM and an MBA-ONE from
ITESM and the partner schools
from each continent.

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
		Administrative Engineering from
		Universidad Autónoma de Nuevo
		León and an MBA from the
		University of Texas at Austin.

Hermilo Zuart Ruíz	Born:	March 1949
Corporate Development	Joined:	1992
Officer	Appointed to current position:	2006
	Business experience with us:	Chief Operating Officer in the
		Latincentro division, Chief
		Operating Officer in the Valley of
		Mexico and Chief Operating
		Officer in the Southeast Mexico.

	Other business experience:	Has undertaken several
		responsibilities in the
		manufacturing, commercialization,
		planning and administrative areas
		of FEMSA: Franquicias Officer,
		mainly in charge of Mundet
		products.
	Education:	Holds a degree in Public
		Accounting from UNAM and
		completed a graduate course in
		Business Management from
		IPADE.

Tanya Avellan Pinoargote	Born:	May 1966
Commercial Planning	Joined:	2003
and Strategic	Appointed to current position:	2006
Development Officer	Business experience with us:	Strategic Planning Director
	Other business experience:	Has consultant experience as Vice
		President-Partner at Bain & Co.
		working with different companies
		in the consumer goods and retail
		sector, including FEMSA; also
		headed the electronic service
		department at Banco del Pacífico in
		Ecuador.
	Education:	Holds a degree in Computer

Sciences from Universidad
Politecnica de Ecuador and an
MBA from the INCAE in Costa
Rica
________________________________________
(1)	See “—Directors.”

Compensation of Directors and Officers

     For the year ended December 31, 2006, the aggregate compensation of all of our executive officers paid or accrued for services in all capacities was approximately Ps. 140 million. The aggregate compensation amount includes approximately Ps. 57 million of cash bonus awards and bonuses paid to certain of our executive officers pursuant to our stock incentive plan. See “—Stock Incentive Plan” and “––EVA-Based Stock Incentive Plan.”

     The aggregate compensation for directors during 2006 was Ps. 4.4 million. For each meeting attended, we paid US$ 4,000 to each director in 2006. We paid US$ 17,000 per year to each of the members of the Audit Committee and US$ 750 per meeting attended to each of the members of the Finance and Planning and the Evaluation and Compensation Committees.

     Our senior management and executive officers participate in our benefit plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plans. As of December 31, 2006, amounts set aside or accrued for all employees under these retirement plans were Ps. 1,004 million, of which Ps. 357 million is already funded.

Stock Incentive Plan

     Our bonus program for executive officers is based upon the accomplishment of certain critical success factors, established annually by management. The bonus is paid in cash the following year based on the accomplishment of these goals.

     From 1999 to 2003, we instituted a compensation plan for certain key executives that consisted of granting them an annual bonus in cash to purchase FEMSA and Coca-Cola FEMSA stock, based on each executive’s responsibilities within the organization and his or her performance. Executives receiving bonuses had access to the stocks granted to them in 20% increments in each of the five years following the granting of the bonus, beginning one year after they were granted. The five-year program ended in 2003, the last year shares were granted.

     As of March 31, 2007, four administrative trusts, which administer the stock incentive plan, hold a total of 437,982 BD Units of FEMSA and 144,232 of our Series L Shares, each representing 0.007% and 0.008% of the total number of shares outstanding of FEMSA and of us, respectively.

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

     Under this plan, each year our chief executive officer in conjunction with the Corporate Practices Committee of our board of directors, determine the amount of the special cash bonus used to purchase the stock grant. This amount will be determined based on each executive officer’s level of responsibility and based on the EVA generated by the relevant business units, Coca-Cola FEMSA and/or FEMSA.

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

     As of March 31, 2007, the trust that manages the EVA Stock Incentive Plan, holds a total of 2,478,393 BD Units of FEMSA and 1,648,326 of our Series L Shares, each representing 0.089% and 0.042% of the total number of shares outstanding of FEMSA and of us, respectively.

Share Ownership

     As of March 31, 2007, several of our directors and alternate directors serve on the technical committee as trust participants under the Irrevocable Trust No. 463 established at INVEX, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee, which is the owner of 71.75% of the voting stock of FEMSA, which in turn owns 53.7% of our outstanding capital stock. As a result of the technical committee’s internal procedures, the technical committee as a whole is deemed to have beneficial ownership with sole voting power of all the shares deposited in the voting trust, and the trust participants, as technical committee members, are deemed to have beneficial ownership with shared voting power over those same deposited shares. These directors and alternate directors are Alfonso Garza Garza, Paulina Garza de Marroquin, Bárbara Garza Gonda de Braniff, Mariana Garza de Treviño, Max Michel Suberville and Eva Garza de Fernández. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” Our Honorary (non-voting) Life chairman Eugenio Garza Lagüera is also a trust participant and technical committee member. None of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

Board Practices

     Our bylaws state that the board of directors will meet at least four times a year, following the end of each quarter, to discuss our operating results and progress in achieving strategic objectives. Our board of directors can also hold extraordinary meetings. See “Item 10. Additional Information—Bylaws.”

     Under our bylaws, directors serve one-year terms although they continue in office for up to 30 days until successors are appointed. If no successor is appointed during this period, the board of directors may appoint interim members, which will be ratified or substituted at the next shareholders’ meeting after such event occurs. None of the members of our board of directors or senior management of our subsidiaries has service agreements providing for benefits upon termination of employment.

     Our board of directors is supported by committees, which are working groups that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. The following are the three committees of the board of directors:

     Finance Committee. The Finance Committee works with the management to set annual and long-term strategic and financial plans of the company and monitors adherence to these plans. It is responsible for setting our optimal capital structure of the company and recommends the appropriate level of borrowing as well as the issuance of securities. Financial risk management is another responsibility of the Finance and Planning Committee. The chairman of the Finance Committee is Irial Finan. The additional members include: Javier Astaburuaga Sanjines, Federico Reyes García, Ricardo Guajardo Touché and Enrique Senior. The Secretary of the Finance and Planning Committee is Héctor Treviño Gutiérrez, our chief financial officer.

     Audit Committee. The Audit Committee is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, the company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. Alexis E. Rovzar de la Torre is the Chairman of the Audit Committee. The additional members include: Alfonso González Migoya, Charles H. McTier, José Manuel Canal Hernando and Francisco Zambrano Rodríguez. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Law and applicable New York Stock Exchange listing standards. The Secretary of the Audit Committee is José González Ornelas, head of FEMSA’s internal audit area.

     Corporate Practices Committee. Under the Mexican Securities Law the statutory examiner has been eliminated from listed stock companies and those functions previously performed by the statutory examiner are now performed by the newly created Corporate Practices Committee together with the Audit Committee. The Corporate Practices Committee, which consists of independent directors, is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders’ meeting and include matters on the agenda for that meeting that it may deem appropriate, approve policies on the use of our company’s assets or related party transactions, approve the compensation of the chief executive officer and relevant officers and support our board of directors in the elaboration of reports on accounting practices. The chairman of the Corporate Practices Committee is Daniel Servitje Montul. The additional members include: Helmut Paul and Karl Frei. The Secretaries of the Corporate Practices Committee are Gary Fayard and Alfonso Garza Garza.

Employees

     As of December 31, 2006, our headcount was as follows: 25,869 in Mexico, 4,997 in Central America, 7,899 in Colombia, 7,510 in Venezuela, 7,064 in Brazil and 3,343 in Argentina. In the headcount we include the employees of third party distributors who we do not consider to be our employees. The table below sets forth headcount by category for the periods indicated:

	As of December 31,

	2006	2005	2004

Executives	461	427	427
Non-union	15,130	15,784	15,409
Union	24,987	23,003	23,590
Employees of third party distributors	16,104	16,421	16,812

Total	56,682	55,635	56,238

     As of December 31, 2006, approximately 46% of our employees, most of whom were employed in Mexico, were members of labor unions. We had 96 separate collective bargaining agreements with 44 labor unions. In general, we have a good relationship with the labor unions throughout our operations, except in Colombia and Venezuela, which are the subjects of significant labor-related litigation. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” We believe we have appropriate reserves for these litigation proceedings and do not currently expect them to have a material adverse effect.

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

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

     Our capital stock consists of three classes of securities: Series A Shares held by FEMSA, Series D Shares held by The Coca-Cola Company and Series L Shares held by the public. The following table sets forth our major shareholders as of June 15, 2007:

		Percentage Ownership
		of
	Outstanding	Outstanding	Percentage of
Owner	Capital Stock	Capital Stock	Voting Rights

FEMSA (Series A Shares)(1)	992,078,519	53.7%	63.0%
The Coca-Cola Company (Series D Shares)(2)	583,545,678	31.6%	37.0%
Public (Series L Shares)(3)	270,906,004	14.7%	-

Total	1,846,530,201	100.0	100.0

(1)
FEMSA owns these shares through its wholly-owned subsidiary Compañía Internacional de Bebidas, S.A. de C.V., which we refer to in this annual report as CIBSA. 74.78% of the voting stock of FEMSA is owned by the technical committee and trust participants under Irrevocable Trust No. 463 established at Banco Invex, S.A. Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee. As a consequence of the technical committee’s internal procedures, the following trust participants, as a whole, are deemed to have beneficial ownership with sole voting power of all the shares deposited in the voting trust: BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/25078-7 (controlled by Max Michel Suberville), Eugenio Garza Lagüera, Paulina Garza de Marroquín, Bárbara Garza Gonda de Braniff, Mariana Garza de Treviño, Eva Gonda Rivera, Eva Garza de Fernández, Consuelo Garza Lagüera, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres González, Maria Teresa Gual Aspe, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by Eugenio Garza Lagüera), Corbal, S.A. de C.V. (controlled by Alberto Bailleres González), Magdalena Michel de David, Alepage, S.A. (controlled by Consuelo Garza Lagüera), BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/29013-0 (controlled by the estate of José Calderón Ayala, late father of Francisco José Calderón Rojas), Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Franca Servicios, S.A. de C.V. (controlled by the estate of José Calderón Ayala, late father of Francisco José Calderón Rojas), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), BBVA Bancomer Servicios, S.A:., as Trustee under Trust No. F/700005 (controlled by Renee Michel de Guichard) and BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F710004 (controlled by Magdalena Michel de David).

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

     On November 3, 2006, FEMSA acquired, through a subsidiary, 148,000,000 of our Series D shares from certain subsidiaries of The Coca-Cola Company representing 9.4% of the total outstanding voting shares and 8.02% of the total outstanding equity of Coca-Cola FEMSA, at a price of US$ 2.888 per share for an aggregate amount of US$ 427.4 million. The acquisition of additional shares took place pursuant to a Memorandum of Understanding between FEMSA and The Coca-Cola Company relating to the acquisition of Panamco by us in 2003. See “—Coca-Cola Memorandum.” Pursuant to our bylaws, the acquired shares were converted from Series D Shares to Series A Shares.

     Our Series A Shares, owned by FEMSA, are held in Mexico and our Series D Shares, owned by The Coca-Cola Company, are held outside of Mexico.

     As of December 31, 2006, there were 22,972,370 of our ADSs outstanding, each ADS representing ten Series L Shares. Approximately 84.7% of our outstanding Series L Shares were represented by ADSs. As of May 31, 2007, approximately 87.6% of our outstanding Series L Shares were represented by ADSs, held by approximately 177 holders (including The Depositary Trust Company) with registered addresses outside of Mexico.

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

     Under our bylaws, our Series A Shares and Series D Shares are the only shares with full voting rights and, therefore, control actions by our shareholders. Except in certain limited situations, the holders of Series A Shares and Series D Shares have the power to determine the outcome of all actions requiring approval by the shareholders. For actions by the board of directors, a supermajority including the directors appointed by the holders of Series D Shares is required for all actions.

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

The Coca-Cola Memorandum

     In connection with the acquisition of Panamco in 2003, we established certain understandings primarily relating to operational and business issues with both The Coca-Cola Company and FEMSA that were memorialized in writing prior to completion of the acquisition. The terms are as follows:

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

  FEMSA, The Coca-Cola Company and us will meet to discuss the optimal Latin American territorial configuration for the Coca-Cola bottler system. During these meetings, we will consider all possible combinations and any asset swap transactions that may arise from these discussions. In addition, we will entertain any potential combination as long as it is strategically sound and done at fair market value.

  We would like to keep open strategic alternatives that relate to the integration of carbonated soft drinks and beer. The Coca-Cola Company, FEMSA and us would explore these alternatives on a market-by-market basis at the appropriate time.

  The Coca-Cola Company agreed to sell to a subsidiary of FEMSA sufficient shares to permit FEMSA to beneficially own 51% of our outstanding capital stock (assuming that this subsidiary of FEMSA does not sell any shares and that there are no issuances of our stock other than as contemplated by the acquisition). As a result of this understanding, on November 3, 2006, FEMSA acquired, through a subsidiary, 148,000,000 of our Series D shares from certain subsidiaries of The Coca-Cola Company, representing 9.4% of the total outstanding voting shares and 8.02% of the total outstanding equity of Coca-Cola FEMSA, at a price of US$ 2.888 per share for an aggregate amount of US$ 427.4 million. Pursuant to our bylaws, the acquired shares were converted from Series D Shares to Series A Shares.

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

  We entered into a stand-by credit facility, on December 19, 2003, with The Coca-Cola Export Corporation, which expired in December 2006.

New Cooperation Framework with The Coca-Cola Company

     On September 1, 2006, The Coca-Cola Company and us arrived at a comprehensive cooperation framework for a new stage of collaboration going forward. This new framework includes the main aspects of our relationship with The

Coca-Cola Company and defines the terms for the new collaborative business model. The framework is structured around three main objectives:

  Sustainable growth of carbonated soft drinks and non-carbonated beverages: Together with The Coca-Cola Company, we have defined a platform to jointly pursue, organically and through acquisitions, incremental growth in the carbonated soft drink category, as well as accelerated development in the non- carbonated segment across Latin America. To this end, The Coca-Cola Company will provide a relevant portion of the funds derived from the incidence increase to marketing support of the carbonated and non- carbonated soft drinks portfolio. In addition, the new framework contemplates a new, all-encompassing business model for the development of the non-carbonated segment that further aligns our and The Coca- Cola Company’s objectives and should contribute to incremental long-term value creation for both companies.

  Our horizontal growth: The new framework includes The Coca-Cola Company’s endorsement of our aspiration to continue being a leading participant in the consolidation of the Coca-Cola system in Latin America, as well as our exploration of potential opportunities in other markets where our operating model and strong execution capabilities could be leveraged.

  Long-term vision in relationship economics: We and The Coca-Cola Company understand each other’s business objectives and growth plans, and the new framework provides long-term perspective on the economics of our relationship. This will allow us and The Coca-Cola Company to focus on continuing to drive the business forward and generating profitable growth.

RELATED PARTY TRANSACTIONS

FEMSA

     We regularly engage in transactions with FEMSA and its subsidiaries. We believe that our transactions with FEMSA and its subsidiaries are on terms comparable to those that would result from arm’s length negotiations with unaffiliated parties and are reviewed by our Audit Committee.

     We sell our products to certain FEMSA subsidiaries, substantially all of which consists of our sales to a chain of convenience stores under the name OXXO. The aggregate amount of these sales was Ps. 687 million, Ps. 637 million and Ps. 294 million in 2006, 2005 and 2004, respectively.

     We also purchase products from FEMSA and its subsidiaries. The aggregate amount of these purchases was Ps. 3,643 million, Ps. 2,524 million and Ps. 2,208 million in 2006, 2005 and 2004, respectively. These amounts principally relate to services and raw materials provided to us by FEMSA. We entered into a service agreement in June 1993 with another subsidiary of FEMSA, pursuant to which it provides certain administrative services relating to insurance, legal and tax advice, relations with governmental authorities and certain administrative and auditing services. In November 2000, we entered into a service agreement with a subsidiary of FEMSA for the transportation of finished products from our production facilities to our distribution centers within Mexico. In 2004, this subsidiary also provided consulting services to some of our non-Mexican operations. In November 2001, we entered into two franchise bottler agreements with Promotora de Marcas Nacionales, S.A. de C.V., an indirect subsidiary of FEMSA, under which we became the sole franchisee for the production, bottling, distribution and sale of Mundet brands in the valley of Mexico and in most of our operations in southeast Mexico. Each franchise agreement has a term of ten years and will expire in November 2011. Both agreements are renewable for ten-year terms, subject to non-renewal by either party with notice to the other party. Finally, we distribute the Kaiser brands of beer in our territories in Brazil. In January 2006, FEMSA acquired an indirect controlling stake in Cervejarias Kaiser. We have subsequently agreed to continue to distribute the Kaiser beer portfolio and to assume the sales function in São Paulo, Brazil, consistent with the arrangements in place prior to 2004.

     FEMSA is also a party to the understandings we have with The Coca-Cola Company relating to specified operational and business issues that may affect us following completion of the Panamco acquisition. A summary of these understandings is set forth under “—Major Shareholders—The Coca-Cola Memorandum.”

The Coca-Cola Company

     We regularly engage in transactions with The Coca-Cola Company and its affiliates. We purchase all of our concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total payments by us to The Coca-Cola Company for concentrates were approximately Ps. 9,298 million, Ps. 8,328 million, and Ps. 7,767 million in 2006, 2005 and 2004, respectively. Our company and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also contributes to our refrigeration equipment investment program. We received contributions to our marketing expenses, which includes the refrigeration equipment investment program, of Ps. 1,164 million, Ps. 1,016 million, and Ps. 1,018 million in 2006, 2005 and 2004, respectively.

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

     On December 19, 2006, we and The Coca-Cola Company announced an agreement with the controlling shareholders of Jugos del Valle to conduct a public tender offer in Mexico for up to 100% of the outstanding public shares of Jugos del Valle. If the tender offer is successfully completed, we and The Coca-Cola Company will jointly control Jugos del Valle. See “Item 4. The Company—Corporate History.”

Associated Companies

     We regularly engage in transactions with companies in which we own an equity interest. We believe these transactions are on terms comparable to those that would result from arm’s length negotiations with unaffiliated third parties.

     In Mexico, we purchase finished products in cans from Industria Envasadora de Querétaro, S.A. de C.V., or IEQSA, in which we hold an approximate 23.11% interest. We paid IEQSA Ps. 671 million, Ps. 551 million, and Ps. 475 million in 2006, 2005 and 2004, respectively. IEQSA purchases cans from FEMSA. We also purchase sugar from Beta San Miguel, a sugar-cane producer in which we hold a 2.54% equity interest to which we paid Ps. 516 million, Ps. 598 million, and Ps. 985 million in 2006, 2005, and 2004, respectively. In Argentina, we purchase our can presentations from CICAN, a joint venture with Coca-Cola bottlers in Argentina, Uruguay and Paraguay, in which we own a 48.1% interest. We paid CICAN Ps. 114 million, Ps. 66 million, and Ps. 34 million in 2006, 2005 and 2004, respectively. In Colombia, we purchase pre-formed ingots from Tapón Corona, in which we had a 40% equity interest until June 2005 and to which we paid Ps. 122 million, and Ps. 223 million in 2005, and 2004, respectively. We also buy a small quantity of raw materials from Distribuidora Plástica, S.A., Metalforma, S.A. and Vidrios Panameños, S.A. of which we own a 33.3%, 31.0% and 6.84% equity interest, respectively.

     In Mexico, during the second half of 2005, we began to sell some product to Compañía de Servicios de Bebidas Refrescantes, S.A. de C.V. (“Salesko”), a joint venture among Coca-Cola bottlers in Mexico and The Coca-Cola Company, in which we hold an approximate 26.0% interest.

     In Mexico, we participate with certain of the Coca-Cola bottlers in PROMESA, in which we hold approximately 15%. Through PROMESA, we purchase sugar and cans for our Mexican operations. We purchased from PROMESA approximately Ps. 833 million, Ps. 1,300 million and Ps. 2,151 million in 2006, 2005, and 2004, respectively.

Other Related Party Transactions

     José Antonio Fernández, Eva Garza de Fernández and Ricardo Guajardo Touché, who are directors of Coca-Cola FEMSA, are also members of the board of directors of ITESM, a Mexican private university that routinely receives donations from us.

     In connection with the acquisition of Panamco, Allen & Company LLC provided advisory services to us. One of our directors, Enrique Senior, is a Managing Director of Allen & Company LLC and one of our alternate directors, Herbert Allen III, is the president of Allen & Company LLC. Allen & Company LLC provides investment banking services to us and our affiliates in the ordinary course of its business.

     We are insured in Mexico primarily under FEMSA’s umbrella insurance policies with Grupo Nacional Provincial S.A., of which the son of the chairman of its board of directors, Alejandro Bailleres Gual is one of our alternate directors. The policies were purchased pursuant to a competitive bidding process.

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

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

     See “Item 18. Financial Statements” and pages F-1 through F-42.

Dividend Policy

     For a discussion of our dividend policy, see “Item 3. Key Information—Dividends and Dividend Policy.”

Significant Changes

     No significant changes have occurred since the date of the annual financial statements included in this annual report.

LEGAL PROCEEDING

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

Mexico

     Antitrust Matters.

     During 2000, the Comisión Federal de Competencia in Mexico (the Mexican Antitrust Commission), pursuant to complaints filed by PepsiCo. and certain of its bottlers in Mexico, started an investigation of The Coca-Cola Company and its bottlers. Later in 2002, the Mexican Antitrust Commission determined that The Coca-Cola Company’s bottlers engaged in monopolistic practices through exclusivity arrangements with certain retailers. The Mexican Antitrust Commission did not impose any fines, but ordered The Coca-Cola Company’s bottlers, including certain of our Mexican subsidiaries, to abstain from entering into any exclusivity arrangement with retailers that stock soft drink bottles of up to 2.0 -liters. We, along with other Coca-Cola bottlers, appealed the resolution rendered in February 2002 by a Recurso de Reconsideración (Review Recourse) that was presented before the Mexican Antitrust Commission. The Mexican Antitrust Commission confirmed its original determination and issued a confirmatory resolution in July 2002. Our Mexican operating subsidiaries appealed this resolution before a Mexican federal court by initiating several juicios de amparo (appeals based on the violation of constitutional rights) and obtained favorable final decisions not subject to appeal. Under these judicial decisions, the resolution was declared null and void and the Mexican Antitrust Commission was ordered to issue a new resolution.

     The case was inactive until May 2005, when the Mexican Antitrust Commission ordered the reopening of the proceeding and initiated the period for the filing of pleadings. We subsequently filed our pleadings. In the proceeding, the Mexican Antitrust Commission determined, as in its first instance resolution, that the Coca-Cola bottlers engaged in monopolistic practices and (1) ordered the immediate suspension of such practices of alleged exclusivity arrangements and (2) imposed a fine of approximately Ps. 63.2 million.

     We filed an amparo proceeding challenging this rule in Mexican federal court, and an order was issued in our favor that granted protection against the resolution of the Mexican Antitrust Commission. The Mexican Antitrust Commission and the plaintiffs appealed this order before a Mexican Federal Court, which determined that the Suprema Corte de Justicia de la Nación (the Mexican Supreme Court) should render a final decision on this matter. We expect the result of such judgment in the following months.

     In March 2003, in a separate proceeding, the Mexican Antitrust Commission started an investigation involving The Coca-Cola Company, Coca-Cola FEMSA and certain other Coca-Cola bottlers due to complaints filed by some retailers and Ajemex, S.A. de C.V. (Big Cola). In September 2003, the Mexican Antitrust Commission requested certain Coca-Cola bottlers, including some of our Mexican subsidiaries, to provide information. We initiated amparo proceedings, and a Mexican federal court issued a final ruling stating that the requests for information were unconstitutional. In August 2004, however, as a result of the investigation, the Mexican Antitrust Commission issued several Oficios de Presunta Responsabilidad (statement of charges) asserting that our company and its Mexican operating subsidiaries, as well as other bottlers, engaged in monopolistic practices and requested additional information. We replied to the Oficios de Presunta Responsabilidad (statement of charges) by offering certain evidence, including expert witness’ reports, which were rejected by the Mexican Antitrust Commission.

     The Mexican Antitrust Commission subsequently issued a new order requesting market information. We challenged this request in Mexican federal court again through amparo proceedings. The Mexican Antitrust Commission initiated a period for the offering of pleadings during which we filed the relevant pleadings. The Mexican Antitrust Commission issued a resolution, whereby it was determined that certain of our Mexican subsidiaries engaged in anticompetitive practices and (1) ordered the immediate suspension of such practices of alleged exclusivity arrangements and conditioned dealing and (2) imposed a fine of approximately Ps. 63.2 million.

     The investigated companies filed an appeal before the Mexican Antitrust Commission, which affirmed its prior resolution. We subsequently challenged the resolution in Mexican federal court, which determined that the Suprema Corte de Justicia de la Nación (the Mexican Supreme Court) should render a final decision on this matter. We expect this final ruling within the next months.

     We believe these assessments are without merit, however, we cannot give any assurances that any action taken as a result of these investigations will not negatively affect the company in the future.

Central America

     Antitrust Matters in Costa Rica. During August 2001, the Comisión para Promover la Competencia in Costa Rica (Costa Rican Antitrust Commission) pursuant to a complaint filed by PepsiCo. and its bottler in Costa Rica initiated an investigation of the sales practices of The Coca-Cola Company and our Costa Rican subsidiary for alleged monopolistic practices in retail distribution, including sales exclusivity arrangements. A ruling from the Costa Rican Antitrust Commission was issued in July 2004, which found the company engaged in monopolistic practices with respect to exclusivity arrangements, pricing and the sharing of refrigeration equipment under certain limited circumstances and imposed a US$ 130,000 fine. Our appeal of the Costa Rican Antitrust Commission’s ruling was recently dismissed. We have filed judicial proceedings challenging the ruling of the Costa Rican Antitrust Commission and the process is still pending in court. We do not believe that this matter will have a material adverse effect on our financial condition or results of operations.

     In November, 2004, Ajecen del Sur S.A., the bottler of Big Cola in Costa Rica, filed a complaint before the Costa Rican Antitrust Commission related to monopolistic practices in retail distribution and exclusivity agreements against The Coca-Cola Company and our Costa Rican subsidiary. The Costa Rican Antitrust Commission has decided to pursue an investigation. The period for gathering of evidence ended in August 2006, and the final arguments have been filed. We are waiting for the final resolution to be issued by the Costa Rican Antitrust Commission, which we expect to issue at the end of March 2007.

     Tax Matters in Costa Rica. In September 2004, our Costa Rican subsidiary received notice of certain tax claims asserted by the Costa Rican tax authorities to pay taxes on sales of carbonated soft drinks from April 2002 through July 2003. These claims currently total approximately US$ 12 million. In previous years, our Costa Rican subsidiary had been required to pay similar taxes, however, due to favorable final decisions we received on appeals that we filed, we were not required to pay these taxes. We have initiated a legal action against the current assessment by the Costa Rican tax authorities, which is currently under review. We believe this assessment is without merit.

Colombia

     Labor Matters. During July 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern District of Florida against certain of our subsidiaries. In the complaint, the plaintiffs alleged that the subsidiaries of the company acquired in the Panamco acquisition engaged in wrongful acts against the labor union and its members in Colombia, including kidnapping, torture, death threats and intimidation. The complaint alleges claims under the U.S. Alien Tort Claims Act, Torture Victim Protection Act, Racketeer Influenced and Corrupt Organizations Act and state tort law and seeks injunctive and declaratory relief and damages of more than US$ 500 million, including treble and punitive damages and the cost of the suit, including attorney fees. We filed a motion to dismiss the complaint based on jurisdictional grounds. The court granted the motion to dismiss with respect to all of the claims in the lawsuit. Plaintiffs initially filed a motion of appeal and subsequently moved to stay the appellate proceedings. We believe this lawsuit is without merit and intend to defend ourselves in this matter.

Venezuela

     Tax Matters. In 1999, certain of our Venezuelan subsidiaries received notice of certain tax claims asserted by the Venezuelan tax authorities. These subsidiaries have taken the appropriate recourse against these claims at the administrative level as well as before the courts in Venezuela. The claims currently total approximately US$ 15.6 million. The company has certain rights to indemnification from Venbottling Holding, Inc., a former shareholder of Panamco and The Coca-Cola Company, for a substantial portion of the claims. We do not believe that the ultimate disposition of these cases will have a material adverse effect on our financial condition or results of operations.

     Labor and Distribution Matters. Since 2001, our Venezuelan subsidiaries have been the subject of more than 400 claims and lawsuits by former independent distributors claiming alleged labor and severance rights owed to them at the time of the termination of their relationship with us. As of December 31, 2006, of the total amounts claimed by the former distributors of our Venezuela subsidiary were approximately US$ 14.8 million. Notwithstanding the number of claims and the amounts involved, most of these claims have been filed by former distributors that either entered into release agreements with our subsidiaries at the time of their termination, and therefore we believe have no rights for additional claims, or are claims that were filed after the expiration of the statute of limitations. These claims have been the subject of hearings in the Venezuelan National Assembly, which is requiring review of the claims by the Venezuelan Supreme Court. No decision has yet been issued.

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

Item 9. The Offer and Listing

TRADING MARKETS

     The following table sets forth, for the periods indicated, the reported high and low nominal sale prices for the Series L Shares on the Mexican Stock Exchange and the reported high and low nominal sale prices for the ADSs on the New York Stock Exchange:

	Mexican Stock Exchange		New York Stock Exchange
	Mexican pesos per Series L Share		U.S. dollars per ADS

	High(1)	Low(1)	High(1) (2)	Low(1) (2)

2002:
Full year	Ps. 27.60	Ps. 22.85	$29.70	$22.60
2003:
Full year	Ps. 24.60	Ps. 18.30	$22.81	$16.64
2004:
Full year	Ps. 27.49	Ps. 22.28	$25.03	$19.48
2005:
First quarter	Ps. 29.71	Ps. 25.06	$ 26.73	$ 22.44
Second quarter	28.56	24.76	26.71	22.34
Third quarter	30.44	28.06	28.65	26.00
Fourth quarter	30.50	26.63	28.04	25.00
2006:
First quarter	Ps. 36.46	Ps. 29.10	$33.20	$27.38
Second quarter	37.57	30.50	34.44	26.75
Third quarter	35.51	31.35	32.38	28.53
Fourth quarter	41.45	34.12	38.00	30.91
September	35.51	32.60	32.38	29.70
October	36.91	34.12	34.74	30.91
November	41.45	37.30	37.60	34.64
December	41.30	39.69	38.00	35.70
2007:
First quarter	Ps. 45.30	Ps. 37.78	$41.38	$34.05
January	44.17	38.93	40.13	35.84
February	45.30	38.52	41.38	34.45
March	40.20	37.78	36.57	34.05
April	42.80	40.12	38.89	36.48
May	44.24	41.56	40.86	38.26

(1)	High and low closing prices for the periods presented.
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

Item 10. Additional Information

BYLAWS

     The following is a summary of the material provisions of our bylaws and applicable Mexican law. For a description of the provisions of our bylaws relating to our board of directors and executive officers, see “Item 6. Directors, Senior Management and Employees.”

     The Mexican Securities Law that came into effect in 2006 includes provisions that, among others, seek to improve the regulation of disclosure of information, minority shareholder rights and corporate governance. In addition, the Mexican Securities Law imposes further duties and liabilities on the members of the board of directors as well as on the relevant officers (such as a duty of loyalty and a duty of care). Likewise, under the Mexican Securities Law we were required to adopt specific amendments to our bylaws, which we carried out on 2006. The most significant of these amendments relate to the following:

  change in our corporate name to reflect that we have adopted a new corporate form called a listed stock corporation (sociedad anónima bursátil or its initials S.A.B.);

  redefinition of the functions and structure of the board of directors, whereby, among others, the management of the company is entrusted to the board of directors and also to the company’s chief executive officer, who is required to follow the strategies, policies and guidelines approved by the board of directors and the authority, obligations and duties expressly authorized in the Mexican Securities Law;

  surveillance is entrusted to the board of directors, which is assisted by the Corporate Practices Committee that has been recently created for such purposes, the Audit Committee, and the company’s external auditor;

  the Corporate Practices Committee and the Audit Committee consist solely of independent directors, each committee is formed by at least 3 board members appointed by the shareholders or by the board of directors, as proposed by the chairman of the board of directors;

  the chairmen of the Corporate Practices Committee and the Audit Committee are appointed (taking into consideration their experience, capacity and professional prestige) and removed exclusively by a shareholders’ meeting, provided that the chairmen shall not also serve as chairman of the board of directors;

  elimination of the role and responsibilities of the statutory examiner (comisario), whose responsibilities have been assumed by the board of directors through the new Corporate Practices Committee and the Audit Committee, as well as by our external auditor;

  ability to have the external auditor attend meetings of the board of directors, as an observer with a right to participate, but without voting rights;

  the ability to call a meeting of the board of directors, and to cause items to be added to the agenda, is now extended to the chairman of the board of directors, the chairman of the new Corporate Practices Committee and the Audit Committee, or to at least 25% of the members of the board of directors;

  independence of members of the board of directors is now determined through a shareholders’ meeting, subject to CNBV’s authority to challenge such determination;

  directors may continue in the exercise of their functions even if the term for which they have been appointed has concluded, up to a term of 30 calendar days; the board of directors is entitled to appoint interim members, without need of a shareholders’ meeting, in the event of an absence of any member of the board of directors, or if the appointed members does not accept or take office and no alternate director was appointed or such alternate did not take office;

  holders of Series L Shares are entitled to vote in the matters expressly set forth in the Mexican Securities Law; and

  any capital increase by means of an issuance of non-subscribed shares to be held in treasury of the company requires approval at an extraordinary shareholders’ meeting.

Organization and Register

     We were incorporated on October 30, 1991, as a sociedad anónima de capital variable (Mexican variable stock corporation) in accordance with the Mexican General Corporations Law. On December 5, 2006, we became a sociedad anónima bursátil de capital variable (Mexican Variable Capital Listed Stock Company) in accordance with the Mexican Securities Law. We were registered in the Public Registry of Commerce of Mexico City on November 22, 1991 under mercantile number 2986.

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

     Under our bylaws, holders of Series L Shares are entitled to vote only in limited circumstances. They may elect up to three of our eighteen directors and, in certain circumstances where holders of Series L Shares have not voted for the director elected by holders of the majority of these series of shares, they may be entitled to elect and remove one director, through a general shareholders’ meeting, if they own 10% or more of all issued, subscribed and paid shares of the capital stock of the company, pursuant to the Mexican Securities Law. See “Item 6. Directors, Senior Management and Employees.” In addition, they are entitled to vote on certain matters expressly set forth under the Mexican Securities Law.

     Holders of our shares in the form of ADSs will receive notice of shareholders meetings from our ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner. Our past practice, which we intend to continue, has been to inform the depositary to timely notify holders of our shares in the form of ADSs of upcoming votes and ask for their instructions.

     A quorum of 82% of our subscribed and paid shares of capital stock (including the Series L Shares) and the vote of at least a majority of our capital stock voting (and not abstaining) at such extraordinary meeting is required for:

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

     In the event of cancellation of the registration of any of our shares in the RNV, whether by order of the CNBV or at our request with the prior consent of 95% of the holders of our outstanding capital stock, our bylaws and the Mexican Securities Law require us to make a public offer to acquire these shares prior to their cancellation.

     Holders of Series L Shares are not entitled to attend or to address meetings of shareholders at which they are not entitled to vote.

     Under our bylaws and the Mexican General Corporations Law, holders of shares of any series are entitled to vote as a class in a special meeting governed by the same rules that apply to extraordinary meetings on any action that would have an effect on the rights of holders of shares of such series. There are no procedures for determining whether a particular proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

     Pursuant to the Mexican Securities Law and the Mexican General Corporations Law, we are subject to a number of minority shareholder protections. These minority protections include provisions that permit:

  holders of at least 10% of our outstanding capital stock entitled to vote (including in a limited or restricted manner) may require the chairman of the board of directors or of the Audit or Corporate Practices Committees to call a shareholders’ meeting;

  holders of at least 5% of our outstanding capital stock may bring an action for liabilities against our directors, the secretary of the board of directors or the relevant officers;

  holders of at least 10% of our outstanding capital stock who are entitled to vote, including limited or restricted vote, at any shareholders meeting to request that resolutions with respect to any matter on which they considered they were not sufficiently informed be postponed;

  holders of 20% of our outstanding capital stock to oppose any resolution adopted at a shareholders meeting in which they are entitled to vote, including limited or restricted vote, and file a petition for a court order to suspend the resolution temporarily within 15 days following the adjournment of the meeting at which the action was taken, provided that (1) the challenged resolution violates Mexican law or our bylaws, (2) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution and (3)

the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing shareholder; and

  holders of at least 10% of our outstanding capital stock who are entitled to vote, including limited or restricted vote, to appoint one member of our board of directors and one alternate member of our board of directors.

Shareholders Meetings

     General shareholders meetings may be ordinary meetings or extraordinary meetings. Extraordinary meetings are those called to consider certain matters specified in Article 182 of the Mexican General Corporations Law, Article 53 of the Mexican Securities Law and in our bylaws. These matters include, among others: amendments to the bylaws, liquidation, dissolution, merger and transformation from one form of company to another, issuance of preferred stock and increases and reductions of the fixed portion of our capital stock. In addition, our bylaws require an extraordinary meeting to consider the cancellation of the registration of our shares with the RNV or with other foreign stock exchanges on which our shares may be listed, the amortization of distributable earnings into capital stock, and an increase in our capital stock. All other matters, including increases or decreases affecting the variable portion of our capital stock, are considered at an ordinary meeting.

     An ordinary meeting of the holders of Series A and Series D Shares must be held at least once each year (1) to consider the approval of the financial statements of our and certain of our subsidiaries for the preceding fiscal year and (2) to determine the allocation of the profits of the preceding year. Further, any transaction to be entered into by us or our subsidiaries within the next fiscal year that represents 20% or more of our consolidated assets must be approved at an ordinary shareholders meeting at which holders of Series L Shares shall be entitled to vote.

     Mexican law provides for a special meeting of shareholders to allow holders of shares of a series to vote as a class on any action that would prejudice exclusively the rights of holders of such series. Holders of Series A, Series D and Series L Shares at their respective special meetings must appoint, remove or ratify directors, as well as determine their compensation.

     The quorum for ordinary and extraordinary meetings at which holders of Series L Shares are not entitled to vote is 76% of the holders of subscribed and paid Series A and Series D Shares, and the quorum for an extraordinary meeting at which holders of Series L Shares are entitled to vote is 82% of the subscribed and paid shares of capital stock.

     The quorum for special meetings of any series of shares is 75% of the holders of the subscribed and paid capital stock of such shares, and action may be taken by holders of a majority of such shares.

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

     Shareholders meetings may be called by the board of directors, the audit committee or the corporate practices committee and, under certain circumstances, a Mexican court. Holders of 10% or more of our capital stock may require the chairman of the board of directors, or the chairmen of the audit or corporate practices committees to call a shareholders meeting. A notice of meeting and an agenda must be published in a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. Notices must set forth the place, date and time of the meeting and the matters to be addressed and must be signed by whomever convened the meeting. All relevant information relating to the shareholders meeting must be made available to shareholders starting on the date of publication of the notice. To attend a meeting, shareholders must deposit their shares with the company or with Indeval or an institution for the deposit of securities prior to the meeting as indicated in the notice. If entitled to attend the meeting, a shareholder may be represented by an attorney-in-fact.

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

Dividend Rights

     At the annual ordinary meeting of holders of Series A and Series D Shares, the board of directors submits our financial statements for the previous fiscal year, together with a report thereon by the board of directors. Once the holders of Series A and Series D Shares have approved the financial statements, they determine the allocation of our net profits for the preceding year. Mexican law requires the allocation of at least 5% of net profits to a legal reserve, which is not subsequently available for distribution, until the amount of the legal reserve equals 20% of our capital stock. Thereafter, the holders of Series A and Series D Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits is available for distribution in the form of dividends to the shareholders.

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

Change in Capital

     According to our bylaws, any change in our authorized capital stock requires a resolution of an extraordinary meeting of shareholders. We are permitted to issue shares constituting fixed capital and shares constituting variable capital. At present, all of the outstanding shares of our capital stock constitute fixed capital. The fixed portion of our capital stock may be increased or decreased only by amendment of our bylaws adopted by a resolution at an extraordinary meeting of the shareholders. The variable portion of our capital stock may be increased or decreased by resolution of an ordinary meeting of the shareholders without amending our bylaws.

     A capital stock increase may be effected through the issuance of new shares for payment in cash or in kind, or by capitalization of indebtedness or of certain items of stockholders’ equity. Treasury stock may only be sold pursuant to a public offering.

Preemptive Rights

     The Mexican Securities Law permits the issuance and sale of shares through a public offering without granting shareholders preemptive rights, if permitted by the bylaws and upon, among other things, express authorization of the CNBV and the approval of the extraordinary shareholders meeting called for such purpose. Under Mexican law and our bylaws, except in these circumstances and other limited circumstances (including mergers, sales of repurchased shares, conversion into shares of convertible securities and capital increases by means of payment in kind for shares or shares issued in return for the cancellation of debt), in the event of an increase in our capital stock, a holder of record generally has the right to subscribe to shares of a series held by such holder sufficient to maintain such holder’s existing proportionate holding of shares of that series. Preemptive rights must be exercised during a term fixed by the shareholders at the meeting declaring the capital increase, which term must last at least 15 days following the publication of notice of the capital increase in the Official State Gazette. As a result of applicable United States securities laws, holders of ADSs may be restricted in their ability to participate in the exercise of preemptive rights under the terms of the deposit agreement. Shares subject to a preemptive rights offering, with respect to which preemptive rights have not been exercised, may be sold by us to third parties on the same terms and conditions previously approved by the shareholders or the board of directors. Under Mexican law, preemptive rights cannot be waived in advance or be assigned, or be represented by an instrument that is negotiable separately from the corresponding shares.

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

Other Provisions

     Authority of the Board of Directors. The board of directors is our legal representative and is authorized to take any action in connection with our operations not expressly reserved to our shareholders. Pursuant to the Mexican Securities Law, the board of directors must approve, observing at all moments their duty of care and duty of loyalty, among other matters:

  any transactions with related parties outside the ordinary course of our business;

  significant asset transfers or acquisitions;

  material guarantees or collateral;

  appointment of officers and managers deemed necessary, as well as the necessary committees;

  the five-year business plan and the annual business plan;

  internal policies; and

  other material transactions.

     Meetings of the board of directors are validly convened and held if a majority of the members, including at least two directors appointed by the holders of Series D Shares, are present. Resolutions passed at these meetings will be valid if approved by a majority of the directors voting (and not abstaining) at the meeting and shall require that such majority shall include at least two Series D Shares directors. If required, the chairman of the board of directors may cast a tie-breaking vote.

     See “Item 6. Directors, Senior Management and Employees—Directors” and “Item 6. Directors, Senior Management and Employees—Board Practices.”

     Redemption. Our fully paid shares are subject to redemption in connection with either (1) a reduction of capital stock or (2) a redemption with distributable earnings, which, in either case, must be approved by our shareholders at an extraordinary shareholders meeting. The shares subject to any such redemption would be selected by us by lot or in the case of redemption with distributable earnings, by purchasing shares by means of a tender offer conducted on the Mexican Stock Exchange, in accordance with the Mexican General Corporations Law and the Mexican Securities Law.

     Repurchase of Shares. According to our bylaws, and subject to the provisions of the Mexican Securities Law and under rules promulgated by the CNBV, we may repurchase our shares.

     In accordance with the Mexican Securities Law, our subsidiaries may not purchase, directly or indirectly, shares of our capital stock or any security that represents such shares.

     Forfeiture of Shares. As required by Mexican law, our bylaws provide that non-Mexican holders of our shares are (1) considered to be Mexican with respect to such shares that they acquire or hold and (2) may not invoke the protection of their own governments in respect of the investment represented by those shares. Failure to comply with our bylaws may result in a penalty of forfeiture of a shareholder’s capital stock in favor of the Mexican state. In the opinion of Lic. Carlos Aldrete Ancira, our general counsel, under this provision, a non-Mexican holder of our shares (including a non-Mexican holder of ADSs) is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican state with respect to its rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the United States securities laws, with respect to its investment in our company. If a shareholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican state.

     Duration. Our bylaws provide that our existence continues until 2090, unless extended through a resolution of an extraordinary shareholders meeting.

     Fiduciary Duties—Duty of Care. The Mexican Securities Law provides that the directors shall act in good faith and in our best interest and in the best interest of our subsidiaries. In order to fulfill its duty, the board of directors may:

  request information about us or our subsidiaries that is reasonably necessary to fulfil its duties;

  require our officers and certain other persons, including the external auditors, to appear at board of directors’ meetings to report to the board of directors;

  postpone board of directors’ meetings for up to three days when a director has not been given sufficient notice of the meeting or in the event that a director has not been provided with the information provided to the other directors; and

  require a matter be discussed and voted upon by the full board of directors in the presence of the secretary of the board of directors.

     Our directors may be liable for damages for failing to comply their duty of care if such failure causes economic damage to us or our subsidiaries and the director (1) failed to attend, board of directors’ or committee meetings and as a result of, such failure, the board of directors was unable to take action, unless such absence is approved by the shareholders meeting, (2) failed to disclose to the board of directors or the committees material information necessary for the board of directors to reach a decision, unless legally prohibited from doing so or required to do so to maintain confidentiality, and (3) failed to comply with the duties imposed by the Mexican Securities Law or our bylaws.

     Fiduciary Duties—Duty of Loyalty. The Mexican Securities Law provides that the directors and secretary of the board of directors shall keep confidential any non-public information and matters about which they have knowledge as a result of their position. Also, directors should abstain from participating, attending or voting at meetings related to matters where they have a conflict of interest.

     The directors and secretary of the board of directors will be deemed to have violated the duty of loyalty, and will be liable for damages, when they obtain an economic benefit by virtue of their position. Further, the directors will fail to comply with their duty of loyalty if they:

  vote at a board of directors’ meeting or take any action on a matter involving our assets where there is a conflict of interest;

  fail to disclose a conflict of interest during a board of directors’ meeting;

  enter into an voting arrangement to support a particular shareholder or group of shareholders against the other shareholders;

  approve of transactions without complying with the requirements of the Mexican Securities Law;

  use company property in violation of the policies approved by the board of directors;

  unlawfully use material non-public information; and

  usurp a corporate opportunity for their own benefit or the benefit of a third parties, without the prior approval of the board of directors.

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

     Liquidation. Upon our liquidation, one or more liquidators may be appointed to wind up our affairs. All fully paid and outstanding shares of capital stock (including Series L Shares) will be entitled to participate equally in any distribution upon liquidation. Shares that are only partially paid participate in any distribution upon liquidation in the proportion that they have been paid at the time of liquidation. There are no liquidation preferences for any series of our shares.

     Actions Against Directors. Shareholders (including holders of Series L Shares) representing, in the aggregate, not less than 5% of the capital stock may directly bring an action against directors

     In the event of actions derived from any breach of the duty of care and the duty of loyalty, liability is exclusively in favor of the company. The Mexican Securities Law, contrary to the previous securities law, establishes that liability may be imposed on the members and the secretary of the board of directors, as well as to the relevant officers.

     Notwithstanding, the Mexican Securities Law provides that the members of the board of directors will not incur, individually or jointly, in liability for damages and losses caused to the company, when their acts were made in good faith, provided that (1) the directors complied with the requirements of the Mexican Securities Law and with the company’s bylaws, (2) the decision making or voting was based on information provided by the relevant officers, the external auditor or the independent experts, whose capacity and credibility do not offer reasonable doubt; (3) the negative economic effects could not have been foreseen, based on the information available; and (4) the resolutions of the shareholders’ meeting were observed.

     Limited Liability. The liability of shareholders for our company’s losses is limited to their shareholdings in our company.

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

TAXATION

     The following summary contains a description of certain U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of our Series L Shares or ADSs by a holder that is a citizen or resident of the United States, a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the Series L Shares or ADSs, which we refer to as a U.S. holder, but it does not purport to be a description of all of the possible tax considerations that may be relevant to a decision to purchase the Series L Shares or ADSs. In particular, this discussion does not address all Mexican or U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, dealers, traders who elect to mark to market, tax-exempt entities, insurance companies, certain short-term holders of Series L Shares or ADSs or investors who hold the Series L Shares or ADSs as part of a hedge, straddle, conversion or integrated transaction or investors who have a “functional currency” other than the U.S. dollar. U.S. holders should be aware that the tax consequences of holding the Series L Shares or ADSs may be materially different for investors described in the preceding sentence. This summary deals only with U.S. holders that will hold the Series L Shares or ADSs as capital assets and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of the voting shares (including Series L Shares) of our company.

     This summary is based upon tax laws of the United States and Mexico as in effect on the date of this annual report, including the provisions of the income tax treaty between the United States and Mexico and the protocols thereto, which we refer in this annual report as the Tax Treaty, which are subject to change. The summary does not address any tax consequences under the laws of any state or locality of Mexico or the United States or the laws of any taxing jurisdiction other than the federal laws of Mexico and the United States. Holders of the Series L Shares or ADSs should consult their tax advisers as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of Series L Shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Mexican Taxation

     For purposes of this summary, the term “non-resident holder” means a holder that is not a resident of Mexico and that does not hold the Series L Shares, or ADSs in connection with the conduct of a trade or business through a permanent establishment in Mexico. For purposes of Mexican taxation, an individual is a resident of Mexico if he or she has established his or her home in Mexico, or if he or she has another home outside Mexico but his or her “center of vital interests” (as defined in the Mexican Tax Code) is located in Mexico. The “center of vital interests” of an individual is situated in Mexico when, among other circumstances, more than 50% of that person’s total income during a calendar year originates from within Mexico. A legal entity is a resident of Mexico either if it is organized under the laws of Mexico or if it has its principal place of business or its place of effective management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such a person can demonstrate that the contrary is true. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to such a permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

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

     Gains on the sale or other disposition of Series L Shares or ADSs made in other circumstances generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor. However, under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of Series L Shares or ADSs in a transaction that is not carried out through the Mexican Stock Exchange or other approved securities markets, so long as the holder did not own, directly or indirectly, 25% or more of our total capital stock (including Series L Shares represented by ADSs) within the 12-month period preceding such sale or other disposition and provided that the gains are not attributable to a permanent establishment or a fixed base in

Mexico. Deposits of Series L Shares in exchange for ADSs and withdrawals of Series L Shares in exchange for ADSs will not give rise to Mexican tax.

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

Other Mexican Taxes

     There are no Mexican inheritance, gift, succession or value added taxes applicable to the ownership, transfer, exchange or disposition of the ADSs or the Series L Shares, although gratuitous transfers of Series L Shares may in certain circumstances cause a Mexican federal tax to be imposed upon the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of the ADSs or Series L Shares.

United States Taxation

Tax Considerations Relating to the Series L Shares and the ADSs

     In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the owners of the Series L Shares represented by those ADSs.

     Taxation of Dividends. The gross amount of any dividends paid with respect to the Series L Shares represented by ADSs or the Series L Shares generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, in the case of the Series L Shares, or by the depositary, in the case of the Series L Shares represented by ADSs, and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of the Series L Shares, or by the depositary, in the case of the Series L Shares represented by the ADSs (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of Series L Shares or ADSs before January 1, 2011 is subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (2) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2006 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2007 taxable year. U.S. holders should consult their tax advisers regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt. Dividends generally will constitute foreign source “passive income” for U.S. foreign tax credit purposes.

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

     Taxation of Capital Gains. A gain or loss realized by a U.S. holder on the sale or other disposition of ADSs or Series L Shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s tax basis in the ADSs or the Series L Shares. Any such gain or loss will be a long-term capital gain or loss if the ADSs or Series L Shares were held for more than one year on the date of such sale. Long-term capital gain recognized by a U.S. holder that is an individual is subject to reduced rates of federal income taxation. The deduction of capital loss is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of Series L Shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

United States Backup Withholding and Information Reporting

     A U.S. holder of Series L Shares, ADSs may, under certain circumstances, be subject to “backup withholding” with respect to certain payments to such U.S. holder, such as dividends or the proceeds of a sale or disposition of Series L Shares or ADSs unless such holder (1) is a corporation or comes within certain exempt categories, and demonstrates this fact when so required, or (2) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules does not constitute a separate tax and will be creditable against the holder’s U.S. federal income tax liability. While non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

DOCUMENTS ON DISPLAY

     We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Filings we make electronically with the SEC are also available to the public on the Internet at the SEC’s website at http://www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

     Our business activities require the holding or issuing of financial instruments that expose us to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk.

Interest Rate Risk

     Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2006, we had total indebtedness of Ps. 19,351 million, of which 32% bore interest at fixed interest rates and 68% bore interest at variable interest rates. Swap and forward contracts held by us effectively switch a portion of our variable-rate indebtedness into fixed-rate indebtedness. After giving effect to these contracts, as of December 31, 2006, 78% of our debt was fixed-rate and 22% of our debt was variable-rate. The interest rate on our variable rate debt is generally determined by reference to the London Interbank Offer Rate, or LIBOR, a benchmark rate used for Eurodollar loans, the Certificados de Tesorería del Gobierno Federal (the Federal Government Treasury Certificate), or CETEs, U.S. treasury bonds and Tasa de Interés Interbancaria de Equilibrio (the Equilibrium Interbank Interest Rate), or TIIE. If these reference rates increase, our interest payments would consequently increase.

     The table below provides information about our financial instruments that are sensitive to changes in interest rates, without giving effect to interest rate swaps. The table presents weighted average interest rates by expected contractual maturity dates. Weighted average variable rates are based on the reference rates on December 31, 2006, plus spreads, contracted by us. The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos and Colombian pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, assuming the foreign exchange rate from December 31, 2006 of Ps. 10.8755 Mexican pesos per U.S. dollar.

     The table below also includes the fair value of long-term debt based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities. Furthermore, the fair value of long-term notes payable is based on quoted market prices on December 31, 2006. As of December 31, 2006, the fair value represents a loss amount of Ps. 219 million.

Principal by Year of Maturity
(millions of constant Mexican pesos)

	At December 31, 2006								At Dec. 31, 2005

						2012 and		Fair	Carrying	Fair
	2007	2008	2009	2010	2011	thereafter	Total	Value	Value	Value

Long-Term Debt:
Fixed Rate Debt
U.S. dollars	-	-	3,233	-	-	-	3,233	3,326	5,576	5,855
Interest rate(1)	-	-	7.25%	-	-	-	7.25%	-	7.93%	-
Mexican pesos	-	-	500	1,000	-	500	2,000	2,095	3,564	3,179
Interest rate(1)	-	-	9.90%	10.40%	-	9.87%	10.14%	-	9.52%	-
Total Fixed Rate	-	-	3,733	1,000	-	500	5,233	5,421	9,609	9,503

Variable Rate Debt
U.S. dollars	7	2	-	-	54	2,393	2,456	2,456	2,082	2,084
Interest rate(1)	8.65%	8.65%	-	-	5.71%	5.69%	5.70%	-	4.73%	-
Mexican pesos	1,906	3,750	-	-	-	4,750	10,406	10,437	8,642	9,205
Interest rate(1)	7.92%	8.47%	-	-	-	7.66%	8.00%	-	9.55%	-
Colombian pesos	165	-	-	-	-	-	165	165	387	387
Interest rate(1)	9.34%	-	-	-	-	-	9.34%	-	8.72%	-
Total Variable Rate	2,078	3,752	-	-	54	7,143	13,027	13,058	11,306	11,871
Total Debt	2,078	3,752	3,733	1,000	54	7,643	18,260	18,479	20,915	21,347

Derivative Instruments:
Interest Rate Swaps
Mexican pesos
Variable to fixed	4,250	3,750	-	1,396	-	-	9,396	(201)	8,740	(51)
Interest pay rate(1)	9.20%	9.03%	-	10.80%	-	-	9.36%	-	9.18%	-
Interest receive rate(1)	7.98%	8.69%	-	7.88%	-	-	8.24%	-	9.59%	-
Cross Currency Swaps
U.S. dollars to Mexican pesos
Variable to fixed	-	-	-	-	-	-	-	-	1,561	(182)
Interest pay rate(1)	-	-	-	-	-	-	-	-	10.99%	-
Interest receive rate(1)	-	-	-	-	-	-	-	-	4.85%	-
_______________
(1)	Calculated by a weighted average rate.
(2)	Cross currency swaps from U.S. dollars to Mexican pesos.

     A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to our floating-rate financial instruments held at December 31, 2006 would increase our interest expense by approximately Ps. 317 million, or 14.9% over our interest expense for 2006, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest rate swap and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

     Our principal exchange rate risk involves changes in the value of the local currencies of each country in which we operate, relative to the U.S. dollar. In 2006, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency

At December 31, 2006

Currency	%

Mexican peso	52.6
Guatemalan quetzal	1.8
Nicaraguan cordoba	1.5
Costa Rican colon	2.5
Panamanian balboa (U.S. dollar)	1.4
Colombian peso	9.5

Venezuelan bolivar	11.3
Argentine peso	5.7
Brazilian real	13.7

     We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for our non-Mexican subsidiaries. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country in which we operate, are denominated in U.S. dollars. As of December 31, 2006, 45.6% of our indebtedness was denominated in U.S. dollars (including the effect of derivative contracts held by us as of December 31, 2006, including cross currency swaps from U.S. dollars to Mexican pesos, Mexican pesos to Colombian pesos and a U.S. dollar forward position), 46.0% in Mexican pesos, 3.4% in Colombian pesos and the remaining 4.9% in Venezuelan bolivars, Argentine pesos and Guatemalan quetzals. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency-denominated operating costs and expenses and of the debt service obligations with respect to our foreign currency-denominated debt. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency denominated-indebtedness is increased.

     Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to U.S. dollar-denominated debt obligations as shown in the interest risk table above. We occasionally utilize currency forward contracts to hedge our exposure to the U.S. dollar relative to the Mexican peso and other currencies. On December 31, 2006 we had Ps. 1,144 million in forward agreements to hedge our operations denominated in U.S. dollars.

     A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the Mexican peso relative to the U.S. dollar occurring on December 31, 2006, would have resulted in an increase in our net consolidated integral result of financing expense of approximately Ps. 47 million over a 12-month period of 2007, reflecting higher interest expense and foreign exchange gain generated by the cash balances held in U.S. dollars as of that date, net of the loss based on our U.S. dollar-denominated indebtedness at December 31, 2006. However, this result does not take into account any gain on monetary position that would be expected to result from an increase in the inflation rate generated by a devaluation of the Mexican peso relative to the U.S. dollar, which gain on monetary position would reduce the consolidated net integral result of financing, after giving effect to all of our interest rate swap and cross-currency swap agreements.

     As of May 31, 2007, the exchange rates relative to the U.S. dollar of all the countries in which we operate have appreciated or depreciated compared to December 31, 2006 as follows:

	Exchange Rate	(Depreciation) or
	May 31, 2007	Appreciation

Mexico	10.79	(0.81%)
Guatemala	7.66	(0.87%)
Nicaragua	18.37	(2.04%)
Costa Rica	520.76	(0.16%)
Panama	1.00	0.00%
Colombia	1,930.64	(13.76%)
Venezuela	2,150.00	0.00%
Argentina	3.08	0.49%
Brazil	1.93	(9.78%)

     A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies of each of the countries in which we operate relative to the U.S. dollar at December 31, 2006, would produce a reduction in stockholders’ equity of approximately the following amounts:

	Reduction in
	Stockholders’ equity
	(millions of Mexican pesos)

Mexico	Ps.	2,332
Guatemala		57
Nicaragua		78
Costa Rica		181
Panama		-
Colombia		674
Venezuela		200
Argentina		58
Brazil		441

Equity Risk

     As of December 31, 2006 we did not have any equity risk derivatives.

Commodity Price Risk

     During 2006 we entered into futures contracts to hedge the cost of sugar with a notional value of Ps. 141 million, maturing in 2007. The result of these commodity price contracts was a loss of Ps. 39 million as of December 31, 2006.

Items 12-14. Not Applicable

Item 15. Controls and Procedures

     (a) Disclosure Controls and Procedures

     We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

     (b) Management’s Annual Report on Internal Control Over Financial Reporting

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

     Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the our assets that could have a material effect on our financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

     Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report included herein.

     (c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Coca-Cola FEMSA, S.A.B. de C.V.
Mexico City, Mexico

     We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that Coca-Cola FEMSA, S.A.B. de C.V. (previously Coca-Cola FEMSA, S.A. de C.V.) and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of

Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

     A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

     Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated June 11, 2007 expressed an unqualified opinion on those financial statements and includes explanatory paragraphs regarding (1) the nature and effect of differences between Mexican Financial Reporting Standards and accounting principles generally accepted in the United States of America; (2) the adoption of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”; and (3) that our audit also comprehended the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 2 to such consolidated financial statements.
Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

C.P.C. Jorge Alamillo Sotomayor
Mexico City, Mexico
June 11, 2007

     (d) Changes in Internal Control Over Financial Reporting.

     There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     Our shareholders and our board of directors have designated José Manuel Canal Hernando, an independent director as required by the Mexican Securities Law and applicable New York Stock Exchange listing standards, as an “audit committee financial expert” within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees—Directors.”

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

     The following table summarizes the aggregate fees billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tohmatsu, and its affiliates including Deloitte Consulting, which we collectively refer to as Deloitte, during the fiscal years ended December 31, 2006 and 2005:

	Year ended December 31,

	2006			2005

	(millions of Mexican pesos)

Audit fees	Ps.	59	.	Ps	40
Audit-related fees		7			2
Tax fees		3			3
Other fees		6			-

Total fees	Ps.	75	.	Ps	45

     Audit fees. Audit fees in the above table are the aggregate fees billed by Deloitte in connection with the audit of our annual financial statements, the review of our quarterly financial statements, and statutory and regulatory audits.

     Audit-related Fees. Audit-related fees in the above table for the years ended December 31, 2006 and 2005 are the aggregate fees billed by Deloitte for financial accounting and reporting consultations.

     Tax Fees. Tax fees in the above table are fees billed by Deloitte for services based upon existing facts and prior transactions in order to document, compute and obtain government approval for amounts included in tax filings such as value-added tax return assistance, transfer pricing documentation and requests for technical advice from taxing authorities.

     Other fees. Other fees in the above table are consulting related fees. As a percentage of the total fees billed to us, other fees represents 8% for 2006.

Audit Committee Pre-Approval Policies and Procedures

     We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by our external auditors must be pre-approved by the audit committee as set forth in the audit committee’s charter. Any service proposals submitted by external auditors need to be discussed and approved by the audit committee during its meetings, which take place at least four times a year. Once the proposed service is approved, we or our subsidiaries formalize the engagement of services. The approval of any audit and non-audit services to be provided by our external auditors is specified in the minutes of our audit committee. In addition, the members of our board of directors are briefed on matters discussed by the different committees of our board of directors.

Item 16D. Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     We did not directly purchase any of our equity securities in 2006. The following table presents purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees—Stock Incentive Plan” and “––EVA-Based Stock Incentive Plan.”

Purchases of Equity Securities

Total Number of
Series L Shares
	Purchased by			Maximum Number (or
	trusts that we		Total Number of	Appropriate U.S. Dollar
	administer in		Shares Purchased as	Value) of Shares (or
	connection with	Average Price	part of Publicly	Units) that May Yet Be
	our stock	Paid per Series L	Announced Plans or	Purchased Under the
Period	incentive plans	Share	Programs	Plans or Programs

Jan 6 – Mar 10	515,455	Ps.31.9962	-	-

Total	515,455	Ps.31.9962	-	-

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

(b)   List of Exhibits

Exhibit No:	Description

Exhibit 1.1	By-laws (Estatutos Sociales) of Coca-Cola FEMSA S.A.B de C.V., approved December 5, 2006 (English translation).

Exhibit 2.1
Deposit Agreement, dated as of September 1, 1993, among Coca-Cola FEMSA, the Bank of  New York, as Depositary, and Holders and Beneficial Owners of American Depository Receipts (incorporated by reference to Exhibit 3.5 to the Registration Statement of FEMSA on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

Exhibit 2.2
Indenture, dated July 11, 1997, by and between Corporación Interamericana de Bebidas, S.A. de C.V. and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.1 of  Panamco’s Registration Statement on Form F-4 filed on November 7, 1997 (File No. 333- 07918)).

Exhibit 2.3
First Supplemental Indenture, dated October 15, 2003, between Corporación Interamericana de Bebidas, S.A. de C.V., as Issuer, Coca-Cola FEMSA, as Guarantor, and JPMorgan Chase Bank, as Trustee (incorporated by reference to Exhibit 2.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 2.4
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

Exhibit 4.7
Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Golfo, S.A. de C.V. and The Coca Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

Exhibit 4.8
Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Baijo, S.A. de C.V., and the Coca Cola Company with respect to operations in Baijo, Mexico (English translation) (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

Exhibit 4.9
Bottler Agreement and Letter Agreement, both dated March 18, 2000, between The Coca-Cola Company and Embotelladora Central, S.A. with respect to operations in Guatemala (English translation) (incorporated by reference to Exhibit 4.9 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.10	Letter of Renewal, dated January 1, 2007, between The Coca-Cola Company and Embotelladora Central, S.A., with respect to operations in Guatemala (English translation).

Exhibit 4.11
Bottler Agreement and Letter Agreement, both dated May 13, 2001, between The Coca-Cola Company and Panamco de Nicaragua, S.A. with respect to operations in Nicaragua (English translation) (incorporated by reference to Exhibit 4.10 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.12	Letter of Renewal, dated January 1, 2007, between The Coca-Cola Company and Industria Nacional de Refrescos, S.A., with respect to operations in Nicaragua (English translation).

Exhibit 4.13	Bottler Agreement, dated August 1, 1947, between The Coca-Cola Company and The Panama Coca-Cola Bottling Company, with respect to operations in Panama.

Exhibit No:	Description

Exhibit 4.14	Bottler Agreement, dated November 1, 1994 between The Coca-Cola Company and Coca-Cola de Panamá, Compañía Embotelladora, S.A, with respect to operations in Panama (English translation).

Exhibit 4.15	Letter of Renewal, dated January 1, 2007, between The Coca-Cola Company and Coca-Cola FEMSA de Panamá, S.A., with respect to operations in Panama (English translation).

Exhibit 4.16
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

Exhibit 4.18	Letter of Renewal, dated January 1, 2007, between The Coca-Cola Company and Industria Nacional de Gaseosas S.A., with respect to operations in Colombia (English translation).

Exhibit 4.19
Bottler Agreement, dated August 16, 1996 and Letter of Renewal, dated February 9, 2001, between The Coca-Cola Company and Embotelladora Coca-Cola y Hit de Venezuela, S.A. with respect to operations in Venezuela (English translation) (incorporated by reference to Exhibit 4.13 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1- 12260)).

Exhibit 4.20
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

Exhibit 4.22
Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL – Industria Brasileira de Bebidas, S.A. and The Coca-Cola Company with respect to operations in Campinas, Brazil (English translation) (incorporated by reference to Exhibit 4.16 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)

Exhibit 4.23
Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL – Industria Brasileira de Bebidas, S.A., and The Coca-Cola Company with respect to operations in Campo Grande, Brazil (English translation) (incorporated by reference to Exhibit 4.17 to Coca- Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.24
Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

Exhibit No:	Description

Exhibit 4.25
Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

Exhibit 4.26
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

Exhibit 4.28
Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.29
Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.30
Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

Exhibit 4.31
Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.40 to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

Exhibit 4.32
Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administracion de Marcas S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Exhibit 10.3 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.33
Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.6 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.34
Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.7 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.35
Supply Agreement dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Empaques, (incorporated by reference to Exhibit 10.7 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit No:	Description

Exhibit 4.36
Supply Agreement dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).*

Exhibit 4.37
Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA and FEMSA Logística (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

Exhibit 4.38
Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.8 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.39
Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.9 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.40
Memorandum of Understanding, dated as of March 11, 2003, by and among Panamco, as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Exhibit 10.14 of  Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 7.1
The Coca-Cola Company memorandum, to Steve Heyer from José Antonio Fernández, dated December 22, 2002 (incorporated by reference to Exhibit 10.1 to FEMSA’s Registration Statement on Amendment No. 1 to the Form F-3 filed on September 20, 2004 (File No. 333-117795)).

Exhibit 8.1	Significant Subsidiaries.

Exhibit 12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated june 25, 2007.

Exhibit 12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated june 25, 2007.

Exhibit 13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated june 25, 2007.

   Portions of Exhibit 4.36 were omitted pursuant to a request for confidential treatment. Such omitted portions were filed separately with the Securities and Exchange Commission.

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

Dated: June 25, 2007

COCA-COLA FEMSA, S.A.B de C.V.

By:	/s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez

Report of Independent Registered Public Accounting Firm

Deloitte

To the Board of Directors and Stockholders of Coca-Cola FEMSA, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Coca-Cola FEMSA, S.A.B. de C.V. (previously Coca-Cola FEMSA, S.A. de C.V., a Mexican corporation) and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2006, all expressed in millions of Mexican pesos of purchasing power as of December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2006, in conformity with Mexican financial reporting standards.

Mexican financial reporting standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in Note 26 to the Consolidated Financial Statements.

As disclosed in Note 25 i) to the accompanying consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective December 31, 2006.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board, the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 11, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectivness of the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

/s/ Jorge Alamillo Sotomayor
C.P.C. Jorge Alamillo Sotomayor

Mexico City, Mexico
June 11, 2007

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
(PREVIOUSLY COCA-COLA FEMSA, S.A. DE C.V. AND SUBSIDIARIES)
Consolidated Balance Sheets
At December 31, 2006 and 2005.
Amounts expressed in millions of U.S. dollars ($) and millions of constant Mexican pesos (Ps.) as of December 31, 2006

	2006			2005

Assets
Current Assets:
Cash and cash equivalents	$414	Ps.	4,473	Ps.	2,122
Accounts receivable	250		2,697		2,730
Recoverable taxes	49		535		515
Inventories	259		2,797		2,552
Other current assets	53		570		417

Total current assets	1,025		11,072		8,336

Investment in shares	38		410		469
Property, plant and equipment, net	1,840		19,876		19,697
Intangible assets	3,667		39,599		39,211
Other assets	218		2,350		1,941
Deferred income tax asset	159		1,717		1,380

TOTAL ASSETS	$6,947	Ps.	75,024	Ps.	71,034

Liabilities and Stockholders’ Equity
Current Liabilities:
Bank loans	$101	Ps.	1,091	Ps.	715
Current maturities of long-term debt	192		2,079		3,975
Interest payable	25		270		340
Suppliers	478		5,164		4,957
Taxes payable	90		976		1,031
Accounts payable	168		1,811		1,455
Accrued expenses and other liabilities	61		655		491

Total current liabilities	1,115		12,046		12,964

Long-Term Liabilities:
Bank loans	1,499		16,181		16,315
Deferred income tax liability	147		1,584		1,063
Labor liabilities	80		862		821
Contingencies and other liabilities	265		2,867		3,165

Total long-term liabilities	1,991		21,494		21,364

Total liabilities	3,106		33,540		34,328

Stockholders’ Equity:
Minority interest in consolidated subsidiaries	112		1,214		1,070

Majority interest:
Capital stock	278		3,003		3,003
Additional paid-in capital	1,190		12,850		12,850
Retained earnings	2,064		22,289		18,246
Net income	452		4,883		4,759
Cumulative other comprehensive (loss)	(255)		(2,755)		(3,222)

Majority interest	3,729		40,270		35,636

Total stockholders’ equity	3,841		41,484		36,706

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$6,947	Ps.	75,024	Ps.	71,034

The accompanying notes are an integral part of these consolidated balance sheets.
Mexico City, Mexico, February 21, 2007.

/s/ Carlos Salazar Lomelín	/s/ Héctor Treviño Gutiérrez
Carlos Salazar Lomelín	Héctor Treviño Gutiérrez
Chief Executive Officer	Chief Financial Officer

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
(PREVIOUSLY COCA-COLA FEMSA, S.A. DE C.V. AND SUBSIDIARIES)
Consolidated Income Statements
For the years ended December 31, 2006, 2005 and 2004.
Amounts expressed in millions of U.S. dollars ($) and millions of constant Mexican pesos (Ps.) as of December 31, 2006, except per share data

	2006			2005		2004

Net sales	$5,328	Ps.	57,539	Ps.	53,601	Ps.	50,899
Other operating revenues	18		199		396		377

Total revenues	5,346		57,738		53,997		51,276
Cost of sales	2,796		30,196		27,522		26,227

Gross profit	2,550		27,542		26,475		25,049

Operating expenses:
Administrative	297		3,201		3,026		3,033
Selling	1,378		14,885		14,231		13,557

	1,675		18,086		17,257		16,590

Income from operations	875		9,456		9,218		8,459

Integral result of financing:
Interest expense	197		2,124		2,591		2,753
Interest income	(29)		(315)		(311)		(317)
Foreign exchange loss (gain)	21		229		(199)		42
(Gain) on monetary position	(94)		(1,016)		(853)		(1,627)
Market value loss on ineffective portion of
derivative financial instruments	10		113		53		-

	105		1,135		1,281		851
Other expenses, net	61		661		336		432

Income before taxes and employee profit sharing	709		7,660		7,601		7,176
Taxes and employee profit sharing	241		2,607		2,741		1,201

Income before cumulative effect of change
in accounting principle	468		5,053		4,860		5,975
Cumulative effect of change in accounting principle,
net of taxes	-		-		(23)		-

Consolidated net income	$468	Ps.	5,053	Ps.	4,883	Ps.	5,975

Net majority income	452		4,883		4,759		5,946
Net minority income	16		170		124		29

Consolidated net income	$468	Ps.	5,053	Ps.	4,883	Ps.	5,975

Net majority income (U.S. dollars and constant Mexican pesos)
per share:
Before change in accounting principle	$0.24	Ps.	2.64	Ps.	2.57	Ps.	3.22
Cumulative effect of change in accounting principle	-		-		0.01		-

Net majority income	$0.24	Ps.	2.64	Ps.	2.58	Ps.	3.22

The accompanying notes are an integral part of these consolidated income statements.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
(PREVIOUSLY COCA-COLA FEMSA, S.A. DE C.V. AND SUBSIDIARIES)
Consolidated Statements of Changes in Financial Position
For the years ended December 31, 2006, 2005 and 2004.
Amounts expressed in millions of U.S. dollars ($) and millions of constant Mexican pesos (Ps.) as of December 31, 2006

	2006			2005		2004

Resources Generated by (Used in) Operating Activities:
Consolidated net income	$468	Ps.	5,053	Ps.	4,883	Ps.	5,975
Depreciation	139		1,504		1,419		1,390
Amortization and other non-cash charges	189		2,037		1,349		940

	796		8,594		7,651		8,305

Working capital:
Accounts receivable	3		33		(329)		(152)
Inventories	(47)		(504)		(51)		(356)
Other current assets and recoverable taxes, net	(16)		(173)		22		572
Suppliers	19		207		151		412
Accounts payable and other current liabilities	37		395		(557)		(83)
Labor liabilities	(8)		(89)		(50)		(68)

Net resources generated by operating activities	784		8,463		6,837		8,630

Resources (Used in) Investing Activities:
Property, plant and equipment, net	(189)		(2,044)		(1,524)		(1,690)
Investment in shares and long-term accounts receivable	(42)		(453)		(59)		161
Other assets	(53)		(571)		(695)		(472)

Net resources (used in) investing activities	(284)		(3,068)		(2,278)		(2,001)

Resources Generated by (Used in) Financing Activities:
Bank loans paid during the year	(78)		(841)		(4,702)		(4,406)
Amortization in real terms of long-term liabilities	(75)		(812)		(1,228)		(1,730)
Notes payable and other liabilities	(49)		(525)		44		(1)
Dividends declared and paid	(66)		(716)		(662)		(580)
Increase in minority interest	-		-		-		484
Increase in capital stock	-		-		-		3
Cumulative translation adjustment	(14)		(150)		44		263

Net resources (used in) financing activities	(282)		(3,044)		(6,504)		(5,967)

Cash and cash equivalents:
Net increase (decrease)	218		2,351		(1,945)		662
Initial balance	196		2,122		4,067		3,405

Ending balance	$414	Ps.	4,473	Ps.	2,122	Ps.	4,067

The accompanying notes are an integral part of these consolidated statements of changes in financial position.

COCA -COLA FEMSA, S.A.B. de C.V. AND SUBSIDIARIES
(PREVIOUSLY COCA -COLA FEMSA, S.A. DE C.V. AND SUBSIDIARIES)
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2006, 2005 and 2004
Amounts expressed in millions of constant Mexican pesos (Ps.) as of December 31, 2006

									Cumulative		Minority
									Other		Interest in		Total
		Capital	Additional		Retained			Net	Comprehensive		Consolidated		Stockholders’
		Stock	Paid-in Capital		Earnings			Income	(Loss)		Subsidiaries		Equity

Balances at January 1, 2004	Ps.	3,003	Ps.	12,847	Ps.	10,646	Ps.	2,896	Ps.	(2,997)	Ps.	188	Ps.	26,583
Transfer of prior year net income						2,896		(2,896)						-
Increase in minority interest												484		484
Dividends declared and paid						(580)								(580)
Increase in capital stock				3										3
Comprehensive income								5,946		481		108		6,535

Balances at December 31, 2004		3,003		12,850		12,962		5,946		(2,516)		780		33,025

Transfer of prior year net income						5,946		(5,946)						-
Dividends declared and paid						(662)								(662)
Comprehensive income								4,759		(706)		290		4,343

Balances at December 31, 2005		3,003		12,850		18,246		4,759		(3,222)		1,070		36,706

Transfer of prior year net income						4,759		(4,759)						-
Dividends declared and paid						(716)								(716)
Comprehensive income								4,883		467		144		5,494
Balances at December 31, 2006	Ps.	3,003	Ps.	12,850	Ps.	22,289	Ps.	4,883	Ps.	(2,755)	Ps.	1,214	Ps.	41,484

The accompanying notes are an integral part of these consolidated statements of changes in stockholders' equity.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
(PREVIOUSLY COCA-COLA FEMSA, S.A. DE C.V. AND SUBSIDIARIES)
   Notes to the Consolidated Financial Statements

For the years ended December 31, 2006, 2005 and 2004.
Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2006

Note 1. Activities of the Company and Significant Events.

Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA”) is a Mexican corporation, whose main activity is the acquisition, holding and transferring all of types of bonds, capital stock, shares and marketable securities.

Coca-Cola FEMSA is indirectly owned by Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (53.7% of its capital stock, 63% of its voting shares), and The Coca-Cola Company (“TCCC”) which indirectly owns 31.6% of its capital stock (37% of the voting shares). The remaining 14.7% of Coca-Cola FEMSA’s shares trade on the Bolsa Mexicana de Valores, S.A. de C.V. (BMV:KOFL) and the New York Stock Exchange, Inc. (NYSE:KOF).

On November 6, 2006, Coca-Cola FEMSA announced the conclusion of the acquisition on the part of FEMSA, through its subsidiary Compañía Internacional de Bebidas, S.A. de C.V., of 148,000,000 Series "D" shares of Coca-Cola FEMSA from certain subsidiaries of TCCC that represent 8.02% of Coca-Cola FEMSA's capital stock, at a cost of 2.888 dollars per share, for a total of $427.4. The purchase of these shares was completed on November 3, 2006, in compliance with the agreement between FEMSA and TCCC related to the acquisition of Panamerican Beverages, Inc. (“Panamco”) by Coca-Cola FEMSA in 2003. After this transaction, the capital stock of Coca-Cola FEMSA is held as mentioned above. This transaction does not represent any change in the control or management of Coca-Cola FEMSA.

Coca-Cola FEMSA and its subsidiaries (the “Company”), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trade beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela, Brazil and Argentina.

On December 5, 2006, Coca-Cola FEMSA announced a change in its name from Coca-Cola FEMSA, S.A. de C.V. (Coca-Cola FEMSA, Sociedad Anónima de Capital Variable) to Coca-Cola FEMSA, S.A.B. de C.V. (Coca-Cola FEMSA, Sociedad Anónima Bursátil de Capital Variable).

Note 2. Basis of Presentation.

The consolidated financial statements of the Company are prepared in accordance with “Normas de Información Financiera” (Mexican Financial Reporting Standards or “Mexican FRS”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”), as further explained in Note 25. A reconciliation from Mexican FRS to U.S. GAAP is included in Note 26.

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”). The translation of Mexican pesos into U.S. dollars (“$”) is included solely for the convenience of the reader, using the noon buying rate exchange rate published by Bank of New York of 10.7995 Mexican pesos per U.S. dollar as of December 31, 2006.

As of May 31, 2004, the Mexican Institute of Public Accountants (“IMCP”) formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF”), consistent with the international trend requiring this function be performed by an independent entity. Accordingly, the task of establishing financial reporting standards in Mexico, which included bulletins and circulars issued by the IMCP, was transferred to the CINIF.

The consolidated financial statements include the financial statements of Coca-Cola FEMSA and those all companies in which it owns directly or indirectly a majority of the outstanding voting capital stock and/or exercises control. All intercompany account balances and transactions have been eliminated in such consolidation.

Certain amounts in the financial statements as of and for the year ended December 31, 2005 have been reclassified in order to conform to the presentation of the financial statements as of and for the year ended December 31, 2006. Those amounts are related to the presentation of restricted cash in other current assets rather than cash and cash equivalents and the presentation of non-strategic spare parts as inventories, rather than property, plant and equipment.

Note 3. Foreign Subsidiary Incorporation.

The accounting records of foreign subsidiaries are maintained in the currency of the country where they are located and in accordance with accounting principles generally accepted in each country. For incorporation into the Coca-Cola FEMSA consolidated financial statements, each foreign subsidiary’s individual financial statements are adjusted to Mexican FRS, including restatement into local currency of constant purchasing power by applying inflation factors of the country of origin, and are subsequently translated into Mexican pesos using the exchange rate in effect at the date of the most recent consolidated balance sheet presented.

The variation in the net investment in foreign subsidiaries generated by exchange rate fluctuations is included in the cumulative translation adjustment and recorded directly in stockholders’ equity as part of other comprehensive income.

The accounting treatment for the integral result of financing when the Company designates a net investment in an acquired foreign subsidiary as an economic hedge to finance its acquisition is as follows:

  The foreign exchange gain or loss, net of taxes, is recorded as part of the cumulative translation adjustment to the extent the net investment in the foreign subsidiary covers the debt. The foreign exchange gain or loss associated with any unhedged portion of such debt is recorded in the integral result of financing; and

  The monetary position result is computed using the inflation factors of the country in which the acquired subsidiary is located to the extent the net investment in that subsidiary covers the debt outstanding. The monetary position result corresponding to the unhedged portion of such debt is calculated using the inflation factors of the country of the company that enters into the financing. The total effect is recorded in the integral result of financing.

As of the date of these consolidated financial statements, the Company has not designated any investment in a foreign subsidiary as an economic hedge.

The monetary position result and exchange gain or loss generated by foreign subsidiaries associated with the financing of intercompany foreign currency denominated balances that are considered a long-term investment since settlement is not planned or anticipated in the foreseeable future are recorded in the cumulative translation adjustment in stockholders’ equity, net of the related tax effect, as part of other comprehensive income.

Note 4. Significant Accounting Policies.

The Company’s accounting policies are in accordance with Mexican FRS, which require that the Company’s management make certain estimates and use certain assumptions to determine the valuation of various items included in the consolidated financial statements. The Company’s management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements.

The significant accounting policies are as follows:

a) Recognition of the Effects of Inflation:

    The recognition of the effects of inflation in the financial information consists of:

  Restating non-monetary assets such as inventories, fixed assets, other assets and intangibles, including related costs and expenses when such assets are consumed or depreciated;

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

The Company restates its consolidated financial statements in currency of constant purchasing power by applying the inflation factors of the country of origin and the exchange rate in effect at the date of the most recent consolidated balance sheet presented.

b)  Cash and Cash Equivalents:

Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with brokerage houses valued at the quoted market prices with original maturities of three months or less.

As of December 31, 2006, the Company has restricted cash of Ps. 243 denominated in Venezuelan bolivars and Ps. 7 denominated in Brazilian reals; pledged principally as collateral of accounts payable to suppliers. These amounts are classified in other current assets due to their short-term nature. As of December 31, 2005, the Company had restricted cash of Ps. 84 denominated in Venezuelan bolivars.

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

d)  Other Current Assets:

Other current assets are comprised of payments for services that will be received over the next 12 months, restricted cash and the market value of short-term derivative financial instruments.

Prepaid expenses are recorded at historical cost and are recognized in the income statement when the services or benefits are received. Prepaid expenses principally consist of advertising, prepaid insurance and promotional expenses.

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

e)  Property, Plant and Equipment:

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction. Property, plant and equipment of domestic origin, except returnable bottles and cases (see Note 4 f), are restated by applying inflation factors. Imported equipment is restated by applying inflation factors of the country of origin and then translated using the exchange rate in effect at the date of the most recent balance sheet presented.

Depreciation is computed using the straight-line method, based on the value of the restated assets reduced by their salvage values. The Company, together with independent appraisers, estimates depreciation rates, considering the estimated remaining useful lives of the assets.

Beginning January 2006, Mexico, Venezuela and Argentina discontinued consideration of the salvage values of property, plant and equipment when calculating depreciation, and Mexico and Venezuela prospectively extended the useful lives of their machinery and equipment by one or two years effective as of such date. The net effect of the above mentioned changes represented additional depreciation expense of Ps. 37 (Ps. 0.02 per share).

The estimated useful lives of the Company’s principal assets are as follows:

	2006	2005

Buildings and construction	47	47
Machinery and equipment and strategic spare parts	17	16
Distribution equipment	12	11
Other equipment	7	7

f)  Returnable Bottles and Cases:

Returnable bottles and cases are recorded at acquisition cost and restated to their replacement cost. The Company classifies them as property, plant and equipment.

There are two types of returnable bottles and cases:

  Those that are in the Company’s control in its facilities or under a loan agreement with customers, which are referred to as bottles and cases in plant and distribution centers; and

  Those that have been placed in the hands of customers, which are referred to as bottles and cases in the market.

For financial reporting purposes, breakage of returnable bottles and cases in plant and distribution centers is recorded as an expense as it is incurred. For the years ended December 31, 2006, 2005 and 2004 breakage expense amounted to Ps. 514, Ps. 588 and Ps. 464, respectively.

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

The Company estimates that breakage expense of returnable bottles and cases in plant and distribution centers is similar to the depreciation calculated on an estimated useful life of approximately four years for returnable glass bottles, six years for plastic cases and one to two years for returnable plastic bottles.

g)  Investment in Shares:

Investments in shares of associated companies are initially recorded at their acquisition cost and subsequently accounted for using the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at acquisition cost and are adjusted to market value, if they have an observable market value, or based upon the inflation factors of the country of origin.

h)  Other Assets:

Other assets represent payments whose benefits will be received in future years and mainly consist of the following:

  Refrigeration equipment, which is initially recorded at the cost acquisition. Equipment of domestic origin is restated by applying domestic inflation factors. Imported equipment is restated by applying the inflation rate of the country of origin translated at the year-end exchange rate. Refrigeration equipment is amortized based on an estimated average useful life of approximately seven years for Mexico in 2006 and five years in 2005 and 2004, and five years for all other countries (lives to be revised in 2007). The change in the estimated useful life of Mexican refrigeration equipment beginning January 1, 2006 is based on internal studies performed by management. This change in accounting estimate is accounted for prospectively from the date of the change. The impact of the change in estimate for 2006 was a reduction of Ps. 127 in amortization expense. Major refrigeration equipment repairs were initiated in Mexico in 2004. These repairs are capitalized and, amortized over a two-year period net of the undepreciated value of the parts replaced.

  Agreements with customers for the right to sell and promote the Company’s products during certain periods of time. The majority of the agreements have a term of more than one year, and the related costs are amortized under the straight-line method over the term of the contract, with the amortization presented as a reduction of net sales. During the years ended December 31, 2006, 2005 and 2004, such amortization amounted to Ps. 277, Ps. 287 and Ps. 302, respectively. The cost of agreements with a term of less than one year is recorded as a reduction of net sales when incurred.

  Leasehold improvements, which are restated by applying inflation factors, are amortized using the straight-line method, over the shorter of the useful life of the assets or a term equivalent to the lease period.

i)  Intangible Assets:

These assets represent payments whose benefits will be received in future years. The Company separates intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which the Company expects to receive the benefits.

Intangible assets with finite useful lives are amortized and mainly consist of information technology and management systems costs incurred during the development stage. Such amounts are restated applying inflation factors and are amortized using the straight-line method over four years. Expenses that do not fulfill the requirements for capitalization are expensed as incurred.

Intangible assets with indefinite useful lives are not amortized and are subject to periodic impairment testing. The Company’s intangible assets with indefinite useful lives mainly consist of the Company’s rights to produce and distribute Coca-Cola trademark products in the territories acquired. These rights are contained in agreements that are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States of America for the sale of concentrates for certain Coca-Cola trademark beverages. The most significant bottler agreements have terms of 10 years. However, such agreements are automatically renewable, at no cost, for 10-year terms, subject to non-renewal by either party. Renewal of the agreements does not result in material modifications as all terms from the original agreement remain the same in the renewed agreement. Currently, no other legal, regulatory, competitive or economic factors exist which would prohibit renewal or limit the useful life of the intangible generated from the agreements. The Company intends to indefinitely receive benefits from the bottler agreements and has historically renewed all of its agreements. Accordingly, the Company believes that renewal is reasonably assured and has therefore considered the related intangible assets to be indefinite-lived assets.

These agreements are recorded in the functional currency of the subsidiary in which the investment was made and are restated by applying inflation factors of the country of origin using the exchange rate in effect at the date of the most recent balance sheet presented.

j)  Impairment of Long-Lived Assets:

The Company reviews the carrying value of its long-lived assets for impairment and determines whether impairment exists, by comparing estimated discounted future cash flows to be generated by those assets with their carrying value.

For long-lived assets, such as property, plant and equipment, other assets and definite life intangible assets, the Company tests for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through their expected future cash flows.

Impairment charges regarding long-lived assets are recognized in other expenses.

k)  Payments from The Coca-Cola Company:

The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Company’s refrigeration equipment investment program. The contributions received for advertising and promotional incentives are included as a reduction of selling expenses. The contributions received for the refrigeration equipment investment program are recorded as a reduction of the investment in refrigeration equipment. The contributions received were Ps. 1,164, Ps. 1,016 and Ps. 1,018 during the years ended December 31, 2006, 2005 and 2004, respectively.

l)  Labor Liabilities:

Beginning January 1, 2005, revised Bulletin D-3 establishes that severance payments resulting from situations other than a restructuring should be charged to the income statement in accordance with actuarial calculations based on the Company’s severance indemnity history of the last three to five years. Labor liabilities include obligations for pension and retirement plans, seniority premiums and beginning in 2005 severance indemnity liabilities, all based on actuarial calculations by independent actuaries, using the projected unit credit method. These liabilities are considered to be non-monetary and are restated using long-term assumptions. The cost for the year of labor liabilities is charged to income from operations.

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

Severance indemnities resulting from non replaced positions are charged to expenses on the date when a decision to retire personnel under a formal program or for specific causes is taken. These severance payments are included in other expenses. During the years ended December 31, 2006, 2005 and 2004, these payments amounted to Ps. 43, Ps. 76 and Ps. 100, respectively.

m)  Revenue Recognition:

Revenue is recognized upon delivery to the customer and the customer has taken ownership of the goods. Net sales reflect units delivered at selling list prices reduced by promotional allowances, discounts and the amortization of the agreements with customers to obtain the rights to sell and promote the products of the Company.

n)  Operating Expenses:

Administrative expenses include labor costs (salaries and other benefits) for employees not directly involved in the sale of the Company’s products, professional service fees, depreciation of office facilities and amortization of capitalized information technology system costs.

Selling expenses include:

  Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage for returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. During the years ended December 31, 2006, 2005 and 2004, these distribution costs amounted to Ps. 7,816, Ps. 7,433 and Ps. 7,031, respectively;

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

The balance of deferred taxes is comprised of monetary and non-monetary items, based on the temporary differences from which it is derived. Deferred taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse. Deferred tax assets and liabilities arising from different tax jurisdictions are not offset.

The deferred tax provision included in the income statement is determined by comparing the deferred tax balance at the end of the year to the balance at the beginning of the year, restated in currency of the current year, excluding from both balances any temporary differences that are recorded directly in stockholders’ equity. The deferred taxes related to such temporary differences are recorded in the same stockholders’ equity account.

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

  Foreign Exchange Loss (Gain): Transactions in foreign currencies are recorded in local currencies using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted using the exchange rate in effect at the date of the most recent balance sheet presented, recording the resulting foreign exchange gain or loss directly in the income statement, except for any foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries that are considered to be an economic hedge and the intercompany financing foreign currency denominated balances that are considered to be of a long-term investment nature (see Note 3); and

  (Gain) Loss on Monetary Position: Represents the result of the effects of inflation on monetary items. The gain or loss on monetary position is computed by applying inflation factors of the country of origin to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of any foreign subsidiaries that are considered to be an economic hedge and the intercompany financing foreign currency denominated balances that are considered to be of a long-term investment nature (see Note 3). The gain or loss on monetary position of foreign subsidiaries is translated into Mexican pesos using the exchange rate in effect at the date of the most recent balance sheet presented.

  Market Value (Gain) Loss on Ineffective Portion of Derivative Financial Instruments: Represents the net change in the fair value of the ineffective portion of derivative financial instruments defined as hedges that do not meet the hedging criteria for accounting purposes.

q)  Derivative Financial Instruments:

On January 1, 2005, Bulletin C-10, “Instrumentos Financieros Derivados y Operaciones de Cobertura” (Derivative Financial Instruments and Hedging Activities) went into effect. Accordingly, the Company values and records all derivative financial instruments and hedging activities (including certain derivative financial instruments embedded in other contracts) in the balance sheet as either an asset or liability measured at their fair value. Changes in the fair value of derivative financial instruments are recorded each year in the net income or as part of other comprehensive income, based on the type of hedging instrument and the effectiveness of the hedge.

Prior to Bulletin C-10, the Company’s derivative financial instruments entered into for hedging purposes were valued using the same valuation criteria applied to the hedged asset or liability, and their fair values were disclosed in the notes to the financial statements. Additionally, derivative financial instruments entered into for purposes other than hedging were valued and recorded at fair value. The difference between the derivative financial instrument’s initial value and fair value was previously recorded in the income statement.

The initial effect of adopting of Bulletin C-10 resulted in the recognition of a net asset for derivative financial instruments of Ps. 219, with a corresponding increase of Ps. 66 in the deferred income tax liability; Ps. 23 of income was recorded in the income statement as a change in accounting principle, net of deferred taxes, and Ps. 130 was recorded in other comprehensive income, net of deferred taxes.

The Company formally documents all derivative financial instruments entered into for hedging purposes and performs the required effectiveness test in order to determine hedge effectiveness.

r)  Cumulative Other Comprehensive Loss:

The cumulative balances of the components of other comprehensive loss are as follows:

	2006		2005

Cumulative result of holding non-monetary assets	Ps.	(785)	Ps.	(1,305)
Loss on cash flow hedges		(141)		(252)
Cumulative translation adjustment		(1,793)		(1,643)
Additional labor liability over unrecognized net transition obligation		(36)		(22)

	Ps.	(2,755)	Ps.	(3,222)

The cumulative result of holding non-monetary assets represents the sum of the difference between book values and restatement values, as determined by applying inflation factors to non-monetary assets such as inventories and fixed assets, and their effects on the income statement when the assets are consumed or depreciated, net of the corresponding deferred income tax effect.

s) Provisions:

Provisions are recognized for obligations that result from a past event that are probable to result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.

t) Issuances of Subsidiary Stock:

The Company recognizes issuances of a subsidiary’s stock as a capital transaction, in which the difference between the book value of the shares issued and the amount contributed by the minority interest holder or a third party is recorded as additional paid-in capital.

Note 5. Accounts Receivable.

	2006		2005

Trade	Ps.	2,401	Ps.	2,055
Allowance for doubtful accounts		(122)		(120)
Notes receivable		89		77
The Coca-Cola Company		179		422
Loans to employees		26		28
Travel advances to employees		12		8
Insurance claims		9		7
Other		103		253

	Ps.	2,697	Ps.	2,730

The changes in the allowance for doubtful accounts are as follows:

	2006		2005		2004

Initial balance	Ps.	120	Ps.	149	Ps.	139
Provision for the period		45		30		95
Write-off of uncollectible accounts		(32)		(52)		(79)
Restatement of the initial balance for inflation		(11)		(7)		(6)

Ending balance	Ps.	122	Ps.	120	Ps.	149

Note 6. Inventories.

	2006		2005

Finished products	Ps.	772	Ps.	708
Raw materials		1,277		1,127
Advances to suppliers		69		45
Work in process		22		20
Advertising and promotional materials		2		5
Stock in transit		374		314
Spare parts		315		221
Packing material		41		114
Allowance for obsolescence		(75)		(2)

	Ps.	2,797	Ps.	2,552

Note 7. Other Current Assets.

	2006		2005

Restricted cash	Ps.	250	Ps.	84
Derivative financial instruments		167		168
Advertising and promotional expenses		93		81
Prepaid insurance		16		13
Prepaid services		7		55
Other		37		16

	Ps.	570	Ps.	417

The advertising and promotional expenses recorded in the consolidated income statements for the years ended December 31, 2006, 2005 and 2004 amounted to Ps. 1,747, Ps. 1,691 and Ps. 1,768, respectively.

Note 8. Property, Plant and Equipment.

	2006		2005

Land	Ps.	2,712	Ps.	2,737
Buildings, machinery and equipment		30,204		29,976
Accumulated depreciation		(15,231)		(15,078)
Construction in progress		751		581
Returnable bottles and cases		1,164		1,130
Strategic spare parts		110		152
Long-lived assets stated at realizable value		166		199

	Ps.	19,876	Ps.	19,697

The Company has identified certain long-lived assets that are not strategic to the current and future operations of the business, comprised of land, buildings and equipment for disposal, in accordance with an approved program for the disposal of certain investments. Such long-lived assets, which are not in use, have been recorded at their estimated realizable value without exceeding their restated (for inflation) acquisition cost, are as follows:

	2006		2005

Colombia	Ps.	108	Ps.	107
Venezuela		30		61
Costa Rica		28		31

	Ps.	166	Ps.	199

Land	Ps.	81	Ps.	95
Buildings		64		76
Equipment		21		28

	Ps.	166	Ps.	199

As a result of the sale of the certain non-strategic assets, the Company recognized gains of Ps. 15 and Ps. 9 for the years ended December 31, 2006 and 2005, respectively; in 2004 the Company did not dispose of any of these assets.

Note 9. Investment in Shares.

Company	Ownership	2006		2005

Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1)	23.11%	Ps.	108	Ps.	156
KSP Partiçipações, S.A. (1)	38.74%		95		92
Industria Mexicana de Reciclaje, S.A. de C.V. (1)	35.00%		80		86
Compañía de Servicios de Bebidas Refrescantes S.A. de C.V. (“SalesKo”) (1)	26.00%		17		21
Beta San Miguel, S.A. de C.V. (“Beta San Miguel”) (2)	2.54%		67		67
Complejo Industrial Can, S.A. (“CICAN”) (1)	48.10%		38		39
Other investments (2)	Various		5		8

		Ps.	410	Ps.	469

Valuation method:
(1)	Equity method.
(2)	Restated acquisition cost for inflation (there is no readily determinable market value).

Note 10. Other Assets.

	2006		2005

Refrigeration equipment	Ps.	6,082	Ps.	5,241
Accumulated amortization of refrigeration equipment		(4,658)		(4,039)
Agreements with customers, net		212		204
Leasehold improvements, net		50		18
Long-term accounts receivable		46		104
Additional labor liabilities (see Note 14)		256		157
Derivative financial instruments		27		36
Commissions		21		31
Other		314		189

	Ps.	2,350	Ps.	1,941

Note 11. Intangible Assets.

	2006		2005

Intangible assets with indefinite useful lives:
Rights to produce and distribute Coca-Cola trademark products:
Territories of Mexico (1) , Central America (2) , Venezuela, Colombia and Brazil	Ps.	38,957	Ps.	.38,657
Buenos Aires, Argentina		227		217
Tapachula, Chiapas		126		126
Compañía Latinoamericana de Bebidas		88		-
Intangible assets with finite useful lives:
Cost of systems implementation		201		211

	Ps.	39,599	Ps.	39,211

(1)	Includes the Golfo and Bajio regions
(2)	Includes Guatemala, Nicaragua, Costa Rica and Panama

The changes in the carrying amount of amortized intangible assets are as follows:

	Investments				Amortization

	Initial		Additions		Initial		For the Period		Total		Estimated Amortization Per Year

2006: Cost of systems implementation	Ps.	309	Ps.	64	Ps.	(98)	Ps.	(74)	Ps.	201	Ps.	88

2005: Cost of systems implementation	Ps.	154	Ps.	155	Ps.	(65)	Ps.	(33)	Ps.	211	Ps.	74

Note 12. Balances and Transactions with Related Parties and Affiliated Companies.

The consolidated balance sheets and income statements include the following balances and transactions with related parties and affiliated companies:

	2006		2005

Assets (accounts receivable)	Ps.	330	Ps.	588
Liabilities (suppliers and other liabilities)		2,504		1,840

Transactions	2006		2005		2004

Income:
Sales and other revenues	Ps.	687	Ps.	637	Ps.	294

Expenses:
Purchase of raw material and operating expense from FEMSA and Subsidiaries		3,643		2,524		2,208
Purchase of concentrate from The Coca-Cola Company		9,298		8,328		7,767
Purchase of sugar from Beta San Miguel		516		598		985
Purchase of canned products from IEQSA and CICAN		785		617		509
Purchases of crown caps from Tapón Corona, S.A. (1)		-		122		223
Purchases of sugar and caps from Promotora Mexicana de
Embotelladores, S.A. de C.V.		833		1,300		2,151
Purchase of plastic bottles from Embotelladora del Atlántico, S.A.
(formerly Complejo Industrial Pet, S.A.)		32		175		174
Interest expense to The Coca-Cola Company		54		12		15
Interest expense related to long-term debt at BBVA Bancomer, S.A. (2)		-		-		181
Others		11		16		21

(1)	During 2006 Coca-Cola FEMSA had no ownership in this Company.
(2)
As of December 31, 2006 and 2005 the Company has no members of its Board of Directors or senior management as members of the Board of Directors or senior management of the counterparties to these transactions.

Note 13. Balances and Transactions in Foreign Currencies.

Assets, liabilities and transactions denominated in foreign currencies, other than the functional currencies of the reporting unit, translated into U.S. dollars are as follows:

Balances		Applicable Exchange Rate (1)	Short-Term	Long-Term	Total

December 31, 2006:	Assets	10.8755	$20	$1	$21
	Liabilities		69	516	585

December 31, 2005:	Assets	10.7109	$77	$-	$ 77
	Liabilities		239	486	725

(1)	Mexican pesos per one U.S. dollar.

Transactions	2006	2005	2004

Revenues	$7	$18	$9

Expenses:
Purchases of raw materials	173	156	145
Interest	51	54	39
Other	30	14	19

	$254	$224	$203

As of February 21, 2007, the exchange rate was 10.9778 Mexican pesos per one U.S. dollar, and the foreign currency position was similar to that as of December 31, 2006.

Note 14. Labor Liabilities.

a) Assumptions:

The 2006 and 2005 actuarial calculations for pension and retirement plans, seniority premiums, and severance indemnity liabilities, as well as the cost for the period, were determined using the following long-term assumptions:

	Real Rates
	2006	2005 (1)

Annual discount rate (1)	4.5%	4.5%
Salary increase (1)	1.5%	1.5%
Return on assets (1)	4.5%	4.5%

Measurement date	December 2006	November 2005

(1)	As of December 31, 2005 the rates in Mexico only were 6%, 2% and 6%, respectively.

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

Based on these assumptions, the expected benefits to be paid in the following years are as follows:

	Pension and		Seniority		Severance
	Retirement Plans		Premiums		Indemnities

2007	Ps.	68	Ps.	3	Ps.	45
2008		52		4		34
2009		49		4		30
2010		47		4		28
2011		60		5		25
2012 to 2016		223		37		83

b) Balances of the Liabilities:

	2006		2005

Pension and retirement plans:
Vested benefit obligation	Ps.	286	Ps	.285
Non-vested benefit obligation		551		478

Accumulated benefit obligation		837		763
Excess of projected benefit obligation over accumulated benefit obligation		167		112

Projected benefit obligation		1,004		875
Pension plan funds at fair value		(357)		(336)

Unfunded projected benefit obligation		647		539
Unrecognized net transition obligation		-		(13)
Unrecognized actuarial net (loss) gain		(139)		62

		508		588
Additional labor liability		73		17

Total		581		605

Seniority premiums:
Vested benefit obligation	20	19
Non-vested benefit obligation	40	29

Accumulated benefit obligation	60	48
Excess of projected benefit obligation over accumulated benefit obligation	7	10

Unfunded projected benefit obligation	67	58
Unrecognized net transition obligation	-	(2)
Unrecognized actuarial net loss	(32)	(26)

	35	30
Additional labor liability	30	30

Total	65	60

Severance indemnities:
Accumulated benefit obligation	216	156
Excess of projected benefit obligation over accumulated benefit obligation	15	16

Projected benefit obligation	231	172
Unrecognized net transition obligation	(152)	(165)
Unrecognized actuarial net loss	(68)	-

	11	7
Additional labor liability	205	149

Total	216	156

Total labor liabilities	Ps. 862	Ps. 821

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the current period.

The projected benefit obligation in some subsidiaries was less than the accumulated benefit obligation reduced by the amount of the plan assets at fair value, resulting in an additional liability, which was recorded as an intangible included in other assets up to an amount of the unrecognized net transition obligation (see Note 10) and the difference was recorded in other comprehensive income of Ps. 52 in 2006 and Ps. 39 in 2005.

c) Trust Assets:

Trust assets consist of fixed and variable return financial instruments, at market value. The trust assets are invested as follows:

	2006	2005

Fixed Return:
Traded securities	7%	6%
Bank instruments	1%	2%
Federal government instruments	54%	55%

Variable Return:
Publicly traded shares	38%	37%

	100%	100%

The Company has a policy of maintaining at least 30% of the trust assets in Mexican Federal Government instruments for Mexican investment and treasury bonds of each country for other investments. Objective portfolio guidelines have been established for the remaining percentage, and investment decisions are made to comply with those guidelines to the extent that market conditions and available funds allow. The composition of the portfolio is consistent with those of other multinational companies that manage long-term funds.

The amounts and types of securities of the Company and related parties included in trust assets are as follows:

	2006	2005

Portfolio:
FEMSA	Ps. 2	Ps 2

d) Cost for the period:

	2006		2005		2004

Pension and retirement plans:
Service cost	Ps.	44	Ps.	44	Ps.	39
Interest cost		39		40		36
Expected return on trust assets		(17)		(15)		(14)
Amortization of unrecognized transition obligation		(1)		(2)		(2)
Amortization of net actuarial loss		1		1		1

		66		68		60

Seniority premiums:
Service cost		8		9		8
Interest cost		4		3		3
Amortization of net actuarial loss		1		1		-

		13		13		11

Severance indemnities:
Service cost		41		29		-
Interest cost		13		11		-
Amortization of unrecognized transition obligation		16		13		-

		70		53		-

	Ps.	149	Ps.	134	Ps	. 71

e) Changes in the Balance of the Obligations:

	2006		2005

Pension and retirement plans:
Initial balance	Ps.	875	Ps.	921
Service cost		44		44
Interest cost		39		40
Curtailment		(23)		-
Amendments		221		-
Actuarial gain		(108)		(30)
Benefits paid		(44)		(100)

Ending balance	Ps.	1,004	Ps.	875

Seniority premiums:
Initial balance	Ps.	58	Ps.	58
Service cost		8		9
Interest cost		4		3
Curtailment		6		-
Actuarial loss		9		3
Benefits paid		(18)		(15)

Ending balance	Ps.	67	Ps.	58

Severance indemnities:
Initial balance	Ps.	172	Ps.	-
Service cost		41		29
Interest cost		13		11
Amendments		47		-
Actuarial loss		20		-
Unrecognized transition obligation		-		132
Benefits paid		(62)		-

Ending balance	Ps.	231	Ps.	172

f) Changes in the Balance of the Trust Assets:

	2006		2005

Pension and retirement plans:
Initial balance	Ps.	336	Ps.	285
Actual return on trust assets		26		52
Benefits paid		(5)		(1)

Ending balance	Ps.	357	Ps.	336

Note 15. Bonus Program.

The bonus program for executives is based on complying with certain goals established annually by management, which include quantitative and qualitative objectives and special projects.

The quantitative objectives represent approximately 50% of the bonus and are based on the Economic Value Added (“EVA”) methodology. The objective established for the executives at each entity is based on a combination of the EVA per entity and the EVA generated by the Company and FEMSA consolidated, calculated at approximately 70% and 30%, respectively.

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

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded in income from operations and are paid in cash the following year. During the years ended December 31, 2006, 2005 and 2004, the bonus expense recorded amounted to Ps. 333, Ps. 243 and Ps. 256, respectively.

All shares held by the trusts are considered outstanding for earnings per share purposes and dividends on shares held by the trusts are charged to retained earnings.

Note 16. Bank Loans and Notes Payable.

As of December 31, 2006 and 2005, short-term debt consisted of revolving bank loans. The amounts and weighted average variable interest rates are as follows:

	% Interest			% Interest
	Rate (1)	2006		Rate (1)	2005

U.S. dollars	5.6%	Ps.	141	4.7%	Ps.	6
Argentine pesos	10.6%		528	9.4%		248
Venezuelan bolivars	9.6%		422	12.1%		461

		Ps.	1,091		Ps.	715

(1)	Weighted average rate.

The following table presents long-term bank loans and notes payable, as well as their weighted average rates and effective derivative financial instruments contracted by the Company:

	% Interest			% Interest
	Rate (1)	2006		Rate (1)	2005

Fixed interest rate:
U.S. dollars:
Yankee bonds	7.3%	Ps.	3,233	7.9%	Ps.	5,576

Mexican pesos:
Bank loans	9.9%		500	9.9%		520
Notes	10.2%		1,500	10.2%		1,561
Units of investment (UDI)			-	8.7%		1,482

Variable interest rate:
U.S. dollars:
Capital leases	8.7%		9	7.4%		18
Private placement	5.7%		2,447	8.8%		2,062

Mexican pesos:
Bank loans	7.7%		4,750	9.1%		2,757
Notes	8.3%		5,656	9.8%		5,885

Colombian pesos:
Notes	9.3%		165	8.7%		402

Guatemalan quetzals:
Bank loans	-		-	6.5%		27

Long-term debt			18,260			20,290
Current maturities of long-term debt			2,079			3,975

		Ps.	16,181		Ps.	16,315

Financial Derivative Instruments

Interest rate swaps variable to fixed:
Mexican pesos:
Bank loans:		3,646		2,757
Interest pay rate	10.3%		9.9%
Interest receive rate	7.9%		9.1%

Notes:		5,750		5,983
Interest pay rate	8.8%		8.8%
Interest receive rate	8.3%		9.8%

(1)	Weighted average rate.

Maturities of long-term debt as of December 31, 2006 are as follows:

Current maturities of long-term debt	Ps.	2,079
2008		3,752
2009		3,733
2010		1,000
2011		54
2012 and thereafter		7,642

	Ps.	18,260

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

Note 17. Fair Value of Financial Instruments.

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

	2006	2005

Carrying value(1)	Ps. 18,260	Ps. 20,290
Fair value	18,479	20,690

(1) Includes current maturities of long-term debt.

b) Equity Forward

A subsidiary of the Company had an equity forward contract which expired in September 2004, and generated a gain of Ps. 21, recorded in the 2004 integral cost of financing.

c) Interest Rate Swaps:

The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. The net effect is included in integral cost of financing and amounted to Ps. 138, Ps. 24 and Ps. 12 for the years ended December 31, 2006, 2005 and 2004, respectively.

The fair value is estimated based on quoted market prices to terminate the contracts at the date of the most recent balance sheet presented.

At December 31, 2006, the Company has the following outstanding interest rate swap agreements:

Maturity	Notional	Fair
Date	Amount	Value

2007	Ps. 4,250	Ps. (36)
2008	3,750	(42)
2010	1,396	(123)

d) Forward Exchange Rate

The Company also has a forward exchange rate to manage the foreign exchange on its borrowings denominated in U.S. dollars. The table below summarizes this instrument:

	Maturity Date	Notional Amount	Fair Value

U.S. dollars to Mexican pesos	2007	Ps. 1,144	Ps. 41

e) Cross Currency Swaps:

As of December 31, 2006 there are certain cross currency swap instruments that do not meet the criteria for hedge accounting purposes; consequently changes in the estimated fair value were recorded in the integral cost of financing. The table below shows the characteristics of these instruments:

	Maturity Date	Notional Amount		Fair Value

Mexican pesos to U.S. dollars	2008	.	Ps. 1,091	Ps. 4
Mexican pesos to U.S. dollars	2011		1,317	13
U.S. dollars to Colombian pesos	2008		435	(64)

f) Commodity Future Contracts:

The Company entered into commodity future contracts to hedge the cost of sugar. The result of the commodity future contracts was a loss of Ps. 39 during the year ended December 31, 2006, which was recorded in results of operations. The notional amount of this contract is Ps. 141.

g) Embedded Derivative Financial Instruments:

The Company has determined that its leasing contracts denominated in U.S. dollars host embedded derivative instruments.

The fair value is estimated based on quoted market prices to terminate the contracts at the day of the most recent balance sheet presented. The changes in the fair value were recorded in the integral cost of financing as market value on ineffective portion of derivative financial instruments.

As of December 31, 2006 and 2005 the Company has recognized the fair value of such instruments as a market value gain of Ps. 44 and Ps. 59, respectively.

Note 18. Minority Interest in Consolidated Subsidiaries.

	2006		2005

Mexico	Ps.	1,034	Ps.	914
Central America		34		29
Colombia		92		76
Brazil		54		51

	Ps.	1,214	Ps.	1,070

Note 19. Stockholders’ Equity.

As of December 31, 2006 and 2005, the capital stock of Coca-Cola FEMSA was comprised of 1,846,530,000 common shares, without par value. Fixed capital amounts to Ps. 821 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock.

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

  Series “L” shares have no foreign ownerships restrictions and have limited voting and other corporate rights.

As of December 31, 2006 and 2005, Coca-Cola FEMSA’s capital stock is comprised as follows:

Thousands
Series of shares	of Shares

A	844,078
D	731,546
L	270,906

Total	1,846,530

The restatement of stockholders’ equity for inflation is allocated to each of the various stockholders’ equity accounts, as follows:

	Historical		Restated
	Value	Restatement	Value

Capital stock	Ps. 821	Ps. 2,182	Ps. 3,003
Additional paid-in capital	9,706	3,144	12,850
Retained earnings	17,558	4,731	22,289
Net majority income	4,883	-	4,883
Cumulative other comprehensive (loss)	(1,970)	(785)	(2,755)

The net income of the Company is not subject to the legal requirement that 5% thereof be transferred to a legal reserve since such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to stockholders during the existence of the Company, except as a stock dividend. As of December 31, 2006, this reserve for Coca-Cola FEMSA amounted to Ps. 164 (nominal value).

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

Dividends paid in excess of CUFIN and CUFINRE are subject to income tax at a grossed-up rate based on the current statutory rate. This tax may be credited against the income tax of the year in which the dividends are paid and in the following two years against the income tax and estimated tax payments. As of December 31, 2006, Coca-Cola FEMSA’s balances of CUFIN and CUFINRE amounted to Ps. 2,914 and Ps. 897, respectively.

At an ordinary stockholders’ meeting of Coca-Cola FEMSA held on March 8, 2006, the stockholders approved a dividend of Ps. 716 that was paid in June 2006.

At an ordinary stockholders’ meeting of Coca-Cola FEMSA held on March 8, 2005, the stockholders approved a dividend of Ps. 662 that was paid in May 2005.

At an ordinary stockholders’ meeting of Coca-Cola FEMSA held on March 9, 2004, the stockholders approved a dividend of Ps. 580 that was paid in May 2004.

Note 20. Net Majority Income per Share.

This represents the net majority income corresponding to each share of the Company’s capital stock, computed on the basis of the weighted average number of shares outstanding during the period.

Note 21. Strategic Restructuring Programs.

In 2006, Coca-Cola FEMSA implemented strategic restructuring programs in its commercial operations and recognized costs of Ps. 572, which are recognized in other expenses in the consolidated income statement. Such costs consisted of Ps. 472 of severance payments associated with an ongoing benefit arrangement and Ps. 100 of other related costs to the restructuring programs. As of the end of 2006, the Company has paid Ps. 201 and the remaining balance will be paid during 2007.

Note 22. Tax System.

a) Income Tax:
Income tax is computed on taxable income, which differs from accounting income principally due to the treatment of the integral result of financing, the cost of labor liabilities, depreciation and other accounting provisions. The tax loss may be carried forward and applied against future taxable income.

The income tax rates applicable in 2006 in the countries where the Company operates and the years in which tax loss carryforwards may be applied are as follows:

	Statutory	Expiration
	Tax Rate	(years)

Mexico	29.0%	10
Guatemala	31.0%	N/A
Nicaragua	30.0%	3
Costa Rica	30.0%	3
Panama	30.0%	5
Colombia	38.5%	5-8
Venezuela	34.0%	3
Brazil	34.0%	Indefinite
Argentina	35.0%	5

The statutory income tax rate in Mexico for the years ended December 31, 2006, 2005 and 2004 was 29%, 30% and 33%, respectively.

Beginning January 1, 2005, an amendment to the income tax law in Mexico was effective, and the principal changes were as follows:

  The statutory income tax rate decreased to 29% in 2006 and 30% in 2005; it will be reduced to 28% in 2007;

  The tax deduction for inventories is made through cost of sales, and the inventory balance as of December 31, 2004 are taxable over a period from to 12 years, based on specific criteria within the tax law; and

  Paid employee profit sharing is deductible for income tax purposes.

Tax loss carryforwards in other countries include the following criteria:

  Colombia: Tax losses generated before December 31, 2002, may be carried forward five years and those generated after January 1, 2003, may be carried forward eight years. Tax losses generated after 2003 are limited to 25% of the taxable income of each year.. The income tax rate is reduced to 34% beginning in 2007. In addition, the Colombian Tax Reform Bill applicable as of January 2007 approved a four-year extension (2007-2010) for the Net-Worth Tax in order to obtain additional resources for national security and military projects. The tax applies only for taxpayers with a net worth higher than Col $3,000 million. The rate was increased from 0.3% to 1.2% and establishes a company's net worth as of January 1, 2007 as the taxable base for each of the four years.

  Brazil: Tax losses may be carried forward for an indefinite period but cannot be restated for inflation and are limited to 30% of the taxable income of each year.

b) Tax on Assets:
The operations in Mexico, Guatemala, Nicaragua, Colombia and Argentina are subject to tax on assets. Venezuela was subject to this tax until December 31, 2004.

The Mexican tax on assets (“IMPAC”) is computed at an annual rate of 1.8% based on the average of certain assets at tax restated value less certain liabilities. The tax on assets is paid only to the extent that it exceeds the income tax of the year. If in any year a tax on assets payment is required, this amount can be credited against the excess of future income tax payments over the tax on assets in each of the preceding three years. Additionally, this payment may be restated for inflation and credited against the excess of income taxes over asset taxes for the following 10 years. From January 1, 2005 to December 31, 2006, based on the amendment made to the tax law, bank loans and foreign debt were deducted to determine the taxable base of the tax on assets.

Effective January 1, 2007 the IMPAC was reduced from 1.8 % to 1.25%, but it will be applied to the tax value of the assets, and liabilities are no longer considered to reduce the taxable base. The Company is in the process of determining the impact of the change on its consolidated income statement.

On July 1, 2004, the tax reforms were approved and published by the Congress of the Republic of Guatemala through Decree 18-4 Reforms to the Income Tax and Decree 19-04 the Law of the Extraordinary and Temporary Tax Support to the Peace Accords (Impuesto Extraordinario y Temporal de Apoyo a los Acuerdos de Paz – IETAAP). The main effects of said decrees were the following:

  The effect of new IETAAP tax, which will be calculated on 2.5% of either of the following two bases: (a) one fourth of the net assets of the gross income. In the event assets are more than four times gross income, the tax will be paid on the income basis. This tax may be credited against income tax during the following three calendar years. The rate of this tax gradually decreases; it was 1.25% from January 2005 to June 2006 and is 1% from July 2006 to December 2007.During the year 2004, the rate was reduced by 50% if the tax was paid in a month before its due date (September and December 2004).

  Implementation of a new a new general income tax regimen under which companies will pay 5% on their monthly taxable income as a definitive payment. The companies subject to this regimen are not subject to IETAAP.Additionally, an optional regimen exists of 31% on taxable income. The operation in Guatemala selected the optional regimen of 31%.

In Nicaragua the tax on assets results from paying a 1% rate to total tax assets as of the end of the year, and it is paid only to the extent that it exceeds the income taxes of the year. If in any year a tax of assets is required, this tax is definitive and may not be credited in future years.

In Colombia tax on assets results from applying a 6% rate to net tax assets as of the beginning of the year to determine the basis for the alternative minimum tax, equivalent to 38.5% of such basis. This is paid only to the extent that it exceeds the income taxes of the year. If a tax on assets payment was required in 2001 or 2002, the amount may be credited against the excess of income taxes over the tax on assets in the following three years. If a tax on assets is required subsequent to 2002, the amount may be credited against the excess of income tax over the tax on assets in the following five years.

Until 2004, the tax on assets in Venezuela resulted from applying a 1% rate to the net average amount of non-monetary assets adjusted for inflation and monetary assets adjusted for inflation. The tax on assets is paid only to the extent that it exceeds the income tax of the year. If any year a tax on assets payment is required, this amount may be credited against the excess of income taxes over the tax on assets in the following three years.

The tax law in Argentina established a Tax on Minimum Presumptive Income (“TMPI”) that result from applying a rate of 1% to certain productive assets, and it is paid only to the extent that it exceeds the income taxes of the year. If in any year a payment is required, this amount may be credited against the excess of income taxes over the TMPI in the following 10 years.

c) Employee Profit Sharing:
Employee profit sharing is applicable in Mexico and Venezuela. In Mexico, employee profit sharing is computed at the rate of 10% of the individual taxable income, except that depreciation of historical rather than restated values (for inflation purposes) is used, foreign exchange gains and losses are not included until the asset is disposed of or the liability is due, and other effects of inflation are also excluded. In Venezuela, employee profit sharing is computed at a rate equivalent to 15% of after tax earnings and payments must be equal to at least 15 days of salary and up to a maximum of four months.

d) Deferred Income Tax and Employee Profit Sharing:
The temporary differences that generated deferred income tax liabilities (assets) are as follows:

Deferred Income Taxes	2006		2005

Inventories	Ps.	87	Ps.	115
Property, plant and equipment (1)		1,793		1,773
Investment in shares		7		8
Intangible and other assets		(158)		(232)
Labor cost		(106)		(121)
Tax loss carryforwards		(831)		(1,170)
Valuation allowance for tax loss carryforwards		174		518
Other reserves		(1,099)		(1,208)

Deferred income tax, net		(133)		(317)
Deferred income tax asset		1,717		1,380

Deferred income tax liability	Ps.	1,584	Ps.	1,063

(1)	Includes breakage of returnable bottles and cases

The changes in the balance of the net deferred income tax asset are as follows:

	2006		2005

Initial balance	Ps.	(317)	Ps.	(186)
Provision for the year		253		(54)
Change in the statutory income tax rate		(38)		(59)
Result of holding non-monetary assets		(31)		(18)

Ending balance	Ps.	(133)	Ps.	(317)

At December 31, 2006, there are no significant non-recurring temporary differences between the accounting income for the year and the bases used for employee profit sharing. As a result, the Company did not record a provision for deferred employee profit sharing.

e) Provision for the year:

	2006		2005		2004

Current income tax	Ps.	2,103	Ps.	2,559	Ps.	2,529
Deferred income tax		253		(54)		(256)
Change in the statutory income tax rate		(38)		(59)		57
Benefit from favorable tax ruling		-		-		(1,410)

Income tax		2,318		2,446		920
Employee profit sharing		289		295		281

	Ps.	2,607	Ps.	2,741	Ps.	1,201

f) Tax Loss Carryforwards and Recoverable Tax on Assets:
 As of December 31, 2006, the subsidiaries from Mexico, Panama, Colombia, Venezuela and Brazil have tax loss carryforwards and/or recoverable tax on assets. The expiration dates of such amounts are as follows:

	Tax Loss		Recoverable
Year	Carryforwards		Tax on Assets

2007	Ps.	1	Ps.	-
2008		1		-
2009		-		1
2010		41		8
2011		-		1
2012 and thereafter		2,386		2

	Ps.	2,429	Ps.	12

Due to the uncertainty of the realization of certain tax loss carryforwards, a valuation allowance has been provided for Ps. 174. The changes in the valuation allowance are as follows:

	2006		2005

Initial balance	Ps.	518	Ps.	506
Restatement of the initial balance for inflation		(16)		(15)
Provision of the year		-		27
Maturities		(1)		-
Cancellation of provision		(327)		-

Ending balance	Ps.	174	Ps.	518

The cancellation of provision represents the reversal of the valuation allowance for certain tax loss carryforwards for which allowances had previously been recorded, based on the following:

  The Company carried out certain corporate reorganizations in some of the countries in which it operates that will allow it to take advantage of tax loss carryforwards.

  Improved operating results in Brazil, where tax losses do not expire, have resulted in revised projections that now support recognition of the benefit of the tax loss carryforwards.

The reversal of valuation allowances recognized as part of purchase accounting is recognized as a reduction of indefinite life intangibles, rather than being recognized as a reduction of income tax expense. The amounts reduced against indefinite life intangibles amount to Ps. 248 in 2006 and Ps. 0 in 2005.

Additionally, the recoverable tax on assets has been fully reserved.

g) Reconciliation of Mexican Statutory Income Tax Rate to Consolidated Effective Income Tax Rate:

	2006	2005	2004

Mexican statutory income tax rate	29.00%	30.00%	33.00%
Employee profit sharing	(1.09)	(1.13)	-
Income tax prior years	(0.66)	-	-
Gain from monetary position	(3.91)	(3.36)	(7.65)
Non-recurring gain on tax lawsuit	-	-	(20.20)
Inflationary component	3.30	3.38	7.28
Non-deductible expenses	2.13	0.62	2.33
Income taxed at other than Mexican statutory rate	2.01	1.61	0.25
Effect of change in statutory rate	0.49	(0.97)	(2.65)
Other	(1.01)	2.03	0.46

Consolidated effective income tax rate	30.26%	32.18%	12.82%

Note 23. Contingencies and Commitments.

a) Contingencies Recorded in the Balance Sheet:
The Company has various loss contingencies, and reserves have been recorded as other liabilities in those cases where the Company believes an unfavorable resolution is probable. Most of these loss contingencies were recorded as a result of the Panamco acquisition. The following table presents the nature and amount of the loss contingencies recorded as other long-term liabilities as of December 31, 2006:

	Short-Term		Long-Term		Total

Tax	Ps.	-	Ps.	891	Ps.	891
Legal		-		206		206
Labor		-		310		310

Total	Ps.	-	Ps.	1,407	Ps.	1,407

b) Unsettled Lawsuits:
 The Company has entered into legal proceedings with its labor unions and tax authorities. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount of these proceedings is $26. Those contingencies were classified by legal counsel as less than probable but more than remote of being settled against the Company. However the Company believes that the ultimate resolution of such legal proceedings will not have a material adverse effect on its consolidated financial position or result of operations.

In recent years the Company’s Mexican, Costa Rican and Brazilian territories have been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the beer and soft drink industries where the Company operates.

In 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern Division of Florida against certain Colombian subsidiaries and The Coca-Cola Company. In the complaint, the plaintiffs alleged that the subsidiaries engaged in wrongful acts against the labor union and its members in Colombia for the amount of $500. On September 29, 2006, the Court issued a Consolidated Omnibus Order Dismissing the Cases for Lack of Subject Matter Jurisdiction. The Authority Order granted Motion for Clarification and conclusively ruled that the Court did not have subject matter jurisdiction over any of the labor union actions, and thus all of the claims against the Company were effectively dismissed. As a result, the Court directed the Clerk of the Court to close all of the labor union actions. However, the plaintiffs have appealed this ruling.

As is customary in Brazil, the Company has been requested to secure tax contingencies currently in litigation in the amount of Ps. 694 by pledging fixed assets and contracting bonds backed by lines of credit, which cover contingencies in the amounts of Ps. 102 and Ps. 592, respectively, in favor of the tax authorities.

c) Commitments:
 As of December 31, 2006, the Company has capital and operating lease commitments for the leasing of distribution equipment and computer equipment.

The contractual maturities of the lease commitments by currency, expressed in Mexican pesos as of December 31, 2006, are as follows:

							2012
	2007		2008	2009	2010	2011	And thereafter	Total

Mexican pesos	Ps.	109	112	115	117	120	123	Ps.	696
Argentine pesos		5	-	-	-	-	-		5
Colombian pesos		5	3	-	-	-	-		8
Brazilian reals		59	63	67	69	18	-		276

Rental expense charged to operations amounted to approximately Ps. 315, Ps. 280 and Ps. 340 for the years ended December 31, 2006, 2005 and 2004, respectively.

Note 24. Information by Segment.

	Total		Income from		Capital		Long-term		Total
2006	Revenue		Operations		Expenditures		Assets		Assets

Mexico	Ps.	30,360	Ps.	6,390	Ps.	1,466	Ps.	42,368	Ps.	46,944
Central America (1)		4,142		613		73		5,297		6,213
Colombia		5,507		727		499		6,385		7,327
Venezuela		6,532		169		181		3,747		4,908
Brazil		7,916		1,138		187		4,776		7,413
Argentina		3,281		419		209		1,379		2,219
Consolidated	Ps.	57,738	Ps.	9,456	Ps.	2,615	Ps.	63,952	Ps.	75,024

	Total		Income from		Capital		Long-term		Total
2005	Revenue		Operations		Expenditures		Assets		Assets

Mexico	Ps.	29,662	Ps.	6,369	Ps.	900	Ps.	41,578	Ps.	44,155
Central America (1)		3,636		496		197		5,036		6,063
Colombia		5,084		575		368		6,186		7,085
Venezuela		5,875		276		412		3,881		4,722
Brazil		6,650		1,036		204		4,667		7,067
Argentina		3,090		466		138		1,350		1,942
Consolidated	Ps.	53,997	Ps.	9,218	Ps.	2,219	Ps.	62,698	Ps.	71,034

	Total		Income from		Capital
2004	Revenue		Operations		Expenditures

Mexico	Ps.	28,595	Ps.	6,042	Ps.	1,186
Central America (1)		3,736		445		173
Colombia		4,646		494		137
Venezuela		5,563		437		279
Brazil		5,865		594		324
Argentina		2,871		447		63
Consolidated	Ps.	51,276	Ps.	8,459	Ps.	2,162

(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.

Note 25. Differences Between Mexican FRS and U.S. GAAP.

The consolidated financial statements of the Company are prepared in accordance with Mexican FRS, which differs in certain significant respects from U.S. GAAP. A reconciliation of the reported majority net income, majority stockholders’ equity and majority comprehensive income to U.S. GAAP is presented in Note 26.

It should be noted that this reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements for inflation as required by Bulletin B-10, “Reconocimiento de los Efectos de la Inflación en la Información Financiera” (Recognition of the Effects of Inflation in the Financial Information), of Mexican FRS. The application of this Bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and U.S. financial reporting purposes.

The principal differences between Mexican FRS and U.S. GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below.

a) Restatement for inflation of Prior Year Financial Statements:
 As explained in Note 4 a), in accordance with Mexican FRS, the financial statements for Mexican subsidiaries for prior years were restated using Mexican inflation factors and for foreign subsidiaries and affiliated companies for prior years were restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located, then translated to Mexican pesos at the year-end exchange rate.

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

b) Classification Differences:
 Certain items require a different classification in the balance sheet or income statement under U.S. GAAP. These include:

  As explained in Note 4 c), under Mexican FRS, advances to suppliers are recorded as inventories. Under U.S. GAAP advances to suppliers are classified as prepaid expenses;

  Impairment of intangible and other long-lived assets, the gains or losses on the disposition of fixed assets, all severance indemnity charges, restructuring charges and employee profit sharing must be included in operating expenses under U.S. GAAP;

  Under Mexican FRS, deferred taxes are classified as non-current, while under U.S. GAAP they are based on the classification of the related asset or liability.

  Under Mexican FRS, restructuring costs are recorded as other expenses. For U.S. GAAP purposes, such restructuring costs are recorded as operating expenses.

c) Deferred Promotional Expenses:
 As explained in Note 4 d), for Mexican FRS purposes, the promotional costs related to the launching of new products or presentations are recorded as prepaid expenses. For U.S. GAAP purposes, such promotional costs are expensed as incurred.

d) Intangible Assets:
 As mentioned in Note 4 i), under Mexican FRS, until December 31, 2002, all intangible assets were amortized over a period of no more than 20 years. Effective January 1, 2003, revised Bulletin C-8, “Activos Intangibles” (Intangible Assets), went into effect and recognizes that certain intangible assets (excluding goodwill) have indefinite lives and should not be amortized. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (effective January 1, 2002), goodwill and indefinite-lived intangible assets are also no longer subject to amortization, but rather are subject to periodic assessment for impairment. Accordingly, amortization of indefinite-lived intangible assets was discontinued in 2002 for U.S. GAAP. In 2003 amortization of indefinite-lived intangible assets was discontinued for Mexican FRS.

As a result of the adoption of this SFAS No. 142, the Company performed an initial impairment test as of January 1, 2002 and found no impairment. Subsequent impairment tests are performed annually by the Company, unless an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. In such case an impairment test would be performed between annual tests.

e) Restatement of Imported Equipment for inflation:
As explained in Note 4 e), under Mexican FRS, imported machinery and equipment have been restated by applying the inflation rate of the country of origin and translated into Mexican pesos using the exchange rate in effect at the date of the most recent balance sheet presented.

Under U.S. GAAP, the Company applies the regulations of the SEC, which require that all machinery and equipment, both domestic and imported, be restated using local inflation factors.

f) Capitalization of the Integral Result of Financing:
Under Mexican FRS, the capitalization of the integral result of financing (interest, foreign exchange and monetary position) generated by loan agreements obtained to finance investment projects is optional, and the Company has elected not to capitalize the integral result of financing.

In accordance with SFAS No. 34, “Capitalization of Interest Cost”, if the integral result of financing is incurred during the construction of qualifying assets, capitalization is required as a part of the cost of such assets. Accordingly, a reconciling item for the capitalization of a portion of the integral result of financing is included in the U.S. GAAP reconciliation of the majority net income and majority stockholders’ equity. If the borrowings are denominated in U.S. dollars, the weighted average interest rate on all such outstanding debt is applied to the balance of construction-in-progress to determine the amount to be capitalized. If the borrowings are denominated in Mexican pesos, the amount of interest to be capitalized as noted above is reduced by the gain on monetary position associated with the debt.

g) Derivative Financial Instruments:
 As of January 1, 2005, in accordance with Mexican FRS, as mentioned in Note 4 q), the Company values and records all derivative instruments and hedging activities according to Bulletin C-10, “Instrumentos Financieros Derivados y Operaciones de Cobertura” (Derivative Financial Instruments and Hedging Activities), which establishes similar accounting treatment as described in SFAS No. 133, “Accounting for Derivative Financial Instruments and Hedging Activities.”

For purposes of SFAS No. 133, the Company elected not to designate its derivative financial instruments as hedges for accounting purposes, and accordingly, the entire effect of the mark-to market of those instruments entered into contracted before December 31, 2000 was recognized in the income statement at January 1, 2001.

The effects of accounting for derivatives was already reflected in the U.S. GAAP financial statements for 2004. Therefore, the cumulative effect of the change in accounting principle in 2005 is reconciled out of the amounts presented in the U.S. GAAP income statement for 2005.

h) Deferred Income Tax and Employee Profit Sharing:
 The Company calculates its deferred income tax and employee profit sharing in accordance with Mexican FRS, which differs from SFAS No. 109, “Accounting for Income Taxes”, as follows:

  Under Mexican FRS, the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result of monetary position. Under U.S. GAAP, the deferred tax balance is classified as a non-monetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain or loss on monetary position and deferred income tax provision;

  Under Mexican FRS, deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to reverse within a defined period, while under U.S. GAAP, the same liability method used for deferred income tax is applied; and

  The differences in deferred promotional expenses, restatement of imported machinery and equipment for inflation, capitalization of the integral result of financing, derivative financial instruments and pension plan mentioned in Notes 4d, 4e and 4p) generate a difference when calculating the deferred income tax under U.S. GAAP compared to that presented under Mexican FRS (see Note 26).

The reconciliation of deferred income tax and employee profit sharing, as well as the changes in the balances of deferred taxes, are as follows:

Reconciliation of Deferred Income Tax, net	2006		2005

Deferred income tax asset, net, under Mexican FRS	Ps.	(133)	Ps.	(317)
U.S. GAAP adjustments:
Deferred promotional expenses		(9)		(12)
Restatement of imported equipment for inflation and capitalization of financing results		153		168
Pension and retirement plans		(35)		(1)
Severance indemnities		(59)		(48)
Seniority premiums		(1)		-
Tax deduction for deferred employee profit sharing		(71)		(119)

Total U.S. GAAP adjustments		(22)		(12)

Restatement of prior year financial statements for inflation		-		80

Deferred income tax asset, net, under U.S. GAAP	Ps.	(155)	Ps.	(249)

The total deferred income tax asset under U.S. GAAP includes the corresponding net current (asset) as of December 31, 2006 and 2005 of Ps. (353) and Ps. (263), respectively.

Changes in the Balance of Deferred Income Tax	2006		2005

Initial balance	Ps.	(249)	Ps.	(35)
Provision for the year		229		(98)
Other cumulative comprehensive income		(135)		(116)

Ending balance	Ps.	(155)	Ps.	(249)

Reconciliation of Deferred Employee Profit Sharing, net	2006		2005

Deferred employee profit sharing under Mexican FRS	Ps.	-	Ps.	-
U.S. GAAP adjustments:
Inventories		36		40
Property, plant and equipment, net		337		496
Deferred charges		(39)		(18)
Labor liabilities		(49)		(40)
Severance indemnities		(12)		(12)
Other reserves		(19)		(55)

Total U.S. GAAP adjustments		254		411

Deferred employee profit sharing liability under U.S. GAAP	Ps.	254	Ps.	411

The total deferred employee profit sharing liability under U.S. GAAP includes the corresponding net current (asset) as of December 31, 2006 and 2005 of Ps. (1) and Ps. (16), respectively.

Changes in the Balance of Deferred Employee Profit Sharing, net	2006		2005

Initial balance	Ps.	411	Ps.	496
Provision for the year		(140)		(85)
Other cumulative comprehensive income		(17)		-

Ending balance	Ps.	254	Ps.	411

i) Labor liabilities:
Under Mexican FRS, the liabilities for employee benefits are determined using actuarial computations in accordance with Bulletin D-3 which is substantially the same as SFAS No. 87, “Employers’ Accounting for Pensions,” except for the initial year of application of both standards, which generates a difference in the unamortized net transition obligation and in the amortization expense.

In January 1997, as a result of the application of inflationary accounting, Mexican FRS determined that labor obligations are non-monetary liabilities and required the application of real, instead of nominal, interest rates in actuarial calculations. These changes required recalculation of the accumulated transition obligation, and the difference in the transition obligation represents the sum of the actuarial gains or losses since the first year that labor obligations have been calculated.

The Company uses the same real interest rate for both U.S. GAAP and Mexican FRS. As a result, the transition obligation has been recalculated and the difference is being amortized over the average life of employment (14 years) of the employees.

Under Mexican FRS, as mentioned in Note 4 l), effective in 2005 revised Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. The same recognition criteria under U.S. GAAP is established in SFAS No. 112, “Employers’ Accounting for Postemployment Benefits”, which has been effective since 1994. The Company has not previously recorded an amount under U.S. GAAP as it believed that an obligation could not be reasonably quantified.

Beginning in 2005, the Company applies the same considerations are required by Mexican FRS to recognize the severance indemnity liability for U.S. GAAP purposes. However, the Company believes an obligation should have been recorded since the effective date of SFAS No. 112. The cumulative effect of the severance obligation related to vested services has been recorded in the 2005 income statement since the effect is not considered to be quantitatively or qualitatively material to the Company’s consolidated U.S. GAAP financial statements taken as a whole. In addition, the transition obligation has not been recorded for U.S. GAAP purposes.

The Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)”, in its December 31, 2006 consolidated U.S. GAAP financial statements. This statement requires companies to (1) fully recognize, as an asset or liability, the overfunded or underfunded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; and (3) provide enhanced disclosures. The impact of adoption, including the interrelated impact on the minimum pension liability, resulted in an increase in total liabilities and a decrease in stockholders’ equity reported under U.S. GAAP of Ps. 2 and Ps. 51, respectively.

Prior to the adoption of SFAS No. 158, there was no difference in the liabilities for seniority premiums between Mexican FRS and U.S. GAAP.

The Company has prepared a study of pension costs under U.S. GAAP based on actuarial calculations using the same assumptions applied under Mexican FRS (see Note 14).

The reconciliation of the net pension cost and pension liability is as follows:

Net Pension Cost	2006		2005		2004

Net pension cost recorded under Mexican FRS	Ps.	66	Ps.	68	Ps.	60
U.S. GAAP adjustments:
Amortization of unrecognized transition obligation		2		1		4

Net pension cost under U.S. GAAP	Ps.	68		69	Ps.	64

Pension Liability		2006	2005

Pension liability under Mexican FRS	Ps.	581	Ps.	605
U.S. GAAP adjustments:
Unrecognized net transition obligation		1		5
Unrecognized net actuarial loss		43		-
Reclassification pursuant to SFAS No. 158		22		-
Restatement of prior year financial statements for inflation		-		(7)

Pension liability under U.S. GAAP	Ps.	647	Ps.	603

The reconciliation of the net severance indemnity cost and severance indemnity liability is as follows:

Net Severance Indemnity Cost	2006		2005		2004

Net severance indemnity cost under Mexican FRS	Ps.	70	Ps.	53	Ps.	-
U.S. GAAP adjustments:
Amortization of unrecognized transition obligation		59		161		-

Net severance indemnity cost under U.S. GAAP	Ps.	129	Ps.	214	Ps.	-

Severance Indemnity Liability	2006		2005

Severance indemnity liability under Mexican FRS	Ps.	216	Ps.	156
U.S. GAAP adjustments:
Unrecognized net transition obligation		152		161
Unrecognized net actuarial loss		68		-
Cancellation of the additional labor liability recorded under Mexican FRS		(205)		(148)
Restatement of prior year financial statements for inflation		-		(3)

Severance indemnity liability under U.S. GAAP	Ps.	231	Ps.	166

The reconciliation of the seniority premiums liability is as follows:

Seniority premiums liability	2006		2005

Seniority premiums liability under Mexican FRS	Ps.	65	Ps.	60
U.S. GAAP adjustments:
Reclassification pursuant to SFAS No. 158		2		-

Seniority premiums liability under U.S. GAAP	Ps.	67	Ps.	60

The incremental effect of the SFAS No. 158 adoption on the individual line items in the December 31, 2006 consolidated U.S. GAAP balance sheet is shown in the following table:

	Before Application				After Application
Concept	of SFAS No. 158		Adjustments		of SFAS No. 158

Assets:
Deferred income tax asset	Ps.	1,992	Ps.	3	Ps.	1,995
Deferred profit sharing asset		92		12		104
Other assets		2,108		(64)		2,044

Total assets	Ps.	75,757	Ps.	(49)	Ps.	75,708

Liabilities:
Deferred income tax liability	Ps.	1,857	Ps.	(17)	Ps.	1,840
Deferred employee profit sharing liability		363		(5)		358
Labor liabilities		830		115		945
Additional labor liabilities		91		(91)		-

Total liabilities	Ps.	34,235	Ps.	2	Ps.	34,237

Accumulated other comprehensive loss:
Labor liabilities		(20)		(51)		(71)

Stockholders’ equity	Ps.	40,308	Ps.	(51)	Ps.	40,257

Total liabilities and stockholders’ equity	Ps.	75,757	Ps.	(49)	Ps.	75,708

Estimates of the unrecognized items expected to be recognized as components of net periodic pension cost during 2007 are shown in the table below:

	Pension and
	Retirements		Seniority
	Plans		Premiums

Net transition obligation	Ps.	1	Ps.	-
Prior service cost		7		-
Net actuarial loss		2		1

	Ps.	10	Ps.	1

j) Minority Interest:
 Under Mexican FRS, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity in the consolidated balance sheet.

Under U.S. GAAP, this item must be excluded from consolidated stockholders’ equity in the consolidated balance sheet. Additionally, the minority interest in the net earnings of consolidated subsidiaries is excluded from consolidated net income.

The U.S. GAAP adjustments shown in Note 26 a) and b) are calculated on a consolidated basis. The minority interest effect over those adjustments is not significant.

k) Statement of Cash Flows:
Under Mexican FRS, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, “Estado de Cambios en la Situación Financiera” (Statement of Changes in Financial Position), which identifies the generation and application of resources by the differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

In accordance with U.S. GAAP, the Company follows SFAS No. 95, “Statement of Cash Flows,” which is presented in historical Mexican pesos, without the effects of inflation (see Note 25 l).

l) Financial Information Under U.S. GAAP:

Consolidated Balance Sheets		2006		2005

ASSETS
Current Assets:
Cash and cash equivalents	Ps.	4,473	Ps.	1,963
Accounts receivable		2,697		2,625
Recoverable taxes		535		483
Inventories		2,728		2,213
Other current assets		607		399
Deferred income tax and employee profit sharing		469		279

Total current assets		11,509		7,962

Investment in shares		410		459
Property, plant and equipment, net		20,472		19,867
Intangible assets		39,643		39,251
Other assets		2,044		1,741
Deferred income tax and employee profit sharing		1,630		1,243

TOTAL ASSETS	Ps.	75,708	Ps.	70,523

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank loans	Ps.	1,091	Ps.	643
Current maturities of long-term debt		2,079		3,964
Interest payable		270		339
Suppliers		5,164		4,803
Taxes payable		976		971
Accounts payable, accrued expenses and other liabilities		2,466		1,870
Deferred income tax and employee profit sharing		115		-

Total current liabilities		12,161		12,590

Long-Term Liabilities:
Bank loans		16,181		16,308
Deferred income tax and employee profit sharing		2,083		1,684
Labor liabilities		945		829
Other liabilities		2,867		2,995

Total long-term liabilities		22,076		21,816

Total liabilities		34,237		34,406

Minority interest in consolidated subsidiaries		1,214		998

Stockholders’ equity		40,257		35,119

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	Ps.	75,708	Ps.	70,523

Consolidated Income Statements	2006		2005		2004

Net sales	Ps.	57,539	Ps.	51,860	Ps.	49,005
Other operating revenues		229		373		346

Total revenues		57,768		52,233		49,351
Cost of sales		30,287		26,782		25,237

Gross profit		27,481		25,451		24,114

Operating expenses:
Administrative		3,408		2,978		2,956
Selling		15,069		14,068		13,321
Restructuring		572		-		-

		19,049		17,046		16,277

Income from operations		8,432		8,405		7,837
Integral result of financing:
Interest expense		2,097		2,551		2,721
Interest income		(315)		(291)		(286)
Foreign exchange loss (gain)		229		(285)		77
Gain on monetary position		(1,016)		(846)		(1,656)
Market value loss on ineffective portion of
Derivative financial instruments		113		53		-

		1,108		1,182		856
Other (income) expenses, net		(97)		87		172

Income before income taxes		7,421		7,136		6,809
Income taxes		2,332		2,378		619

Income before minority interest		5,089		4,758		6,190
Minority interest in results of consolidated subsidiaries		(170)		(123)		(25)

Net income		4,919		4,635		6,165
Other comprehensive income (loss)		986		(324)		943

Comprehensive income	Ps.	5,905	Ps.	4,311	Ps.	7,108

Basic and diluted net majority income per share(1)		2.76		2.58		3.35

(1)	Expressed in constant Mexican pesos.

Consolidated Cash Flows (1)	2006		2005		2004

Cash flows from operating activities:
Net income	Ps.	4,919	Ps.	4,635	Ps.	6,165
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
Minority interest		170		123		25
Inflation effect		(655)		(379)		(730)
Depreciation		1,514		1,332		1,142
Restructuring costs		363		-		-
Deferred income taxes		229		(94)		(476)
Amortization and other non-cash effects		728		67		(340)
Changes in operating assets and liabilities:
Accounts receivable		(195)		(895)		430
Inventories		(685)		253		(305)
Recoverable taxes and other current assets		17		58		(80)
Suppliers		413		653		(227)
Accrued expenses and other liabilities		12		(316)		1,132
Labor obligations		(123)		(188)		(64)

Net cash flows provided by operating activities		6,707		5,249		6,672

Cash flows from (using in) investing activities:
Acquisitions of property, plant and equipment	(2,413)			(1,812)		(1,310)
Disposals of property, plant and equipment		322		521		-
Investment in shares and other assets		(392)		(883)		(539)
Restricted cash		(165)		86		(157)

Net cash flows used in investing activities	(2,648)			(2,088)		(2,006)

Cash flows from financing activities:
Bank loans		3,753		4,328		7,211
Debt payments	(4,634)			(8,884)	(11,203)
Increase in capital stock		-		-		3
Dividends declared and paid		(694)		(620)		(521)
Other financing activities		2		444		486

Net cash flows provided by (used in) financing activities	(1,573)			(4,732)		(4,024)

Cash and cash equivalents:
Net increase (decrease)		2,486		(1,571)		642
Translation effect on cash and cash equivalents		100		12		21
Initial balance		1,887		3,446		2,783

Ending balance	Ps.	4,473	Ps.	1,887	Ps.	3,446

Supplemental cash flow information:
Interest paid	Ps.	2,121	Ps.	2,187	Ps.	2,268
Income taxes and tax on assets paid		2,296		2,718		1,833

(1)	Expressed in millions of historical Mexican pesos.

Consolidated Statements of Changes in Stockholders’ Equity	2006		2005

Stockholders’ equity at the beginning of the period	Ps.	35,119	Ps.	31,470
Dividends declared and paid		(716)		(662)
Other comprehensive income (loss):
Cumulative translation adjustment		(150)		(43)
Restatement of prior year financial statements for inflation		500		37
Gain (loss) on cash flow hedges		111		(402)
Additional labor liability over unrecognized net transition obligation		(20)		3
Result of holding non-monetary assets		545		81

Total other comprehensive income (loss)		986		(324)
Accumulated other comprehensive income (loss) – Adjustment for adoption
of SFAS No. 158		(51)		-

Net income		4,919		4,635

Stockholders’ equity at the end of the period	Ps.	40,257	Ps.	35,119

Note 26. Reconciliation of Mexican FRS to U.S. GAAP.

a) Reconciliation of Net Income:

	2006		2005		2004

Net majority income under Mexican FRS	Ps.	4,883	Ps.	4,759	Ps.	5,946
U.S. GAAP adjustments:
Restatement of prior period financial statements for inflation (Note 25 a)		-		11		(98)
Restatement of imported equipment for inflation (Note 25 e)		(50)		(36)		(6)
Capitalization of the integral result of financing (Note 25 f)		13		(12)		(6)
Derivative financial instruments (Note 25 g)		-		(32)		(36)
Deferred income taxes (Note 25 h)		(14)		4		242
Deferred employee profit sharing (Note 25 h)		140		85		58
Labor cost (Note 25 i)		(2)		(1)		(4)
Severance indemnities (Note 25 i)		(59)		(161)		-
Deferred promotional expenses (Note 25 c)		8		18		69

Total U.S. GAAP adjustments		36		(124)		219

Net income under U.S. GAAP	Ps.	4,919	Ps.	4,635	Ps.	6,165

Under U.S. GAAP, the monetary position effect of the income statement adjustments is included in each adjustment, except for the capitalization of the integral result of financing, intangible assets as well as pension plan liabilities, which are non-monetary.

b) Reconciliation of Stockholders’ Equity:

	2006		2005

Majority stockholders’ equity under Mexican FRS	Ps.	40,270	Ps.	35,636
U.S. GAAP adjustments:
Restatement of prior year financial statements for inflation (Note 25 a)		-		(500)
Intangible assets (Note 25 d)		44		44
Restatement of imported equipment for inflation (Note 25 e)		472		482
Capitalization of the integral result of financing (Note 25 f)		75		62
Deferred income taxes (Note 25 h)		22		12
Deferred employee profit sharing (Note 25 h)		(254)		(411)
Deferred promotional expenses (Note 25 c)		(32)		(40)
Pension liability (Note 25 i)		(126)		(5)
Seniority premiums (Note 25 i)		(5)		-
Severance indemnities (Note 25 i)		(209)		(161)

Total U.S. GAAP adjustments		(13)		(517)

Stockholders’ equity under U.S. GAAP	Ps.	40,257	Ps.	35,119

c) Reconciliation of Comprehensive Income:

	2006		2005		2004

Majority comprehensive income under Mexican FRS	Ps.	5,350	Ps.	4,053	Ps.	6,427
U.S. GAAP adjustments:
Net income (loss) (Note 26 a)		36		(124)		219
Derivative financial instruments		-		(150)		208
Restatement of prior year financial statements for inflation		500		121		276
Result of holding non-monetary assets		14		411		(22)
Labor obligations		5		-		-

Comprehensive income under U.S. GAAP	Ps.	5,905	Ps.	4,311	Ps.	7,108

Note 27. Future Impact of Recently Issued Accounting Standards Not Yet in Effect.

a) Mexican FRS

The following new financial reporting standards have been issued under Mexican FRS, the application of which is required for fiscal years beginning on or after January 1, 2007. The Company is in the process of determining the impact of adopting these new financial reporting standards on its consolidated financial position and results of operations.

  “Income statement”, or NIF B-3

  This new standard establishes general guidance for the composition and presentation of the income statement. The most significant changes established by this standard are as follows: a) a description of each section of the income statement, b) establishes criteria to classify costs and expenses in the income statement based on their origin (by function, based on the company’s operations, or both), and c) employee profit sharing must now be presented as part of other expenses instead of being included within income taxes.

  “Subsequent events”, or NIF B-13

  This new standard establishes general guidance for subsequent events. The most significant changes to existing guidance are: a) the restructuring of assets and liabilities must be recorded and disclosed within the notes to financial statements in the period such transactions occur, b) creditor defeasances must be disclosed within the notes to financial statements, and c) companies must disclose in a footnote to their financial statements the date such statements were authorized.

  “Related parties”, or NIF C-13

  This new standard establishes general guidance for the disclosure of balances and transactions with related parties. The most significant changes are: a) establishes the following definition of a related party: i) those businesses in which the company participates, ii) relatives of company management, iii) amounts included in trust assets held by the company; b) the parent company is required to disclose any business relationships with its subsidiaries; c) a company is required to disclose the conditions established in transactions among related parties when such terms are similar to those transactions entered into with other independent parties; d) a company is required to disclose in detail all benefits provided to company management and e) this new standard includes an appendix describing scenarios considered to be related party transactions
  ..
  “Capitalization of integral result of financing”, or NIF D-6

  This new standard establishes general guidance for capitalizing the integral result of financing as part of the historical cost of acquiring certain assets. To qualify for interest capitalization, assets must require a period of time to get them ready for their intended use. The most significant changes are: a) establishes criteria for capitalizing the integral result of financing, b) clarifies that costs related to stockholders’ equity are not part of the integral result of financing, c) establishes the concept of a period of time a company requires to get an asset ready for its intended use, d) establishes general guidance for the capitalization of local currency financing, foreign currency financing, or both.

b) U.S. GAAP:

 The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated. The Company is in the process of determining the impact of adopting these new accounting principles on its consolidated financial position and results of operations.

  “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140”, or SFAS No. 155

  This statement amends SFAS No.133, Accounting for Derivative Instruments and Hedging Activities, and No.140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 establishes the following: a) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strips and principal-only strips are not subject to SFAS No. 133 requirements, c) establishes requirements to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, e) amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.

  “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140”, or SFAS No. 156

  This statement amends SFAS No. 140, with respect to the accounting for separately recognized servicing assets and servicing liabilities and establishes that entities must recognize servicing assets or servicing liabilities each time they undertake an obligation to service a financial asset by entering into a servicing contract in some specific situations. This Statement also requires recognizing separately servicing assets and servicing liabilities to be initially measured at fair value, if practicable; and also permits an entity to choose either the amortization method or the fair value measurement method to recognize servicing assets and servicing liabilities. This Statement is effective as of the beginning of first fiscal year that begins after September 15, 2006
  ..
  “Fair Value Measurements”, or SFAS No. 157

  This statement establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years
  ..
  “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, or SFAS No. 158

  In addition to the requirements of SFAS No. 158 discussed in Note 25, SFAS No. 158 requires a company to measure the fair value of its plan assets and benefit obligations as of the date of its year-end balance sheet. A company is no longer permitted to measure the funded status of its plan(s) by being able to choose a measurement date up to three months prior to year end. This provision within the standard is effective for all companies in fiscal years ending after December 15, 2008.

The adoption of this provision within the standard will not have an effect on the Company’s financial information as it currently uses its year-end balance sheet date as its measurement date.

  “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109”, or FASB Interpretation (“FIN”) No. 48

  This interpretation provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in a company’s financial statements in accordance with SFAS No.109, Accounting for Income Taxes. FIN No. 48 requires a company to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN No. 48 will be effective for fiscal years beginning after December 15, 2006 (including the first interim period for calendar year companies) and the provisions of FIN No. 48 will be applied to all tax positions under SFAS No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year.

  “How Taxes are Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)”, or Emerging Issues Task Force 06-3

  The scope of this issue includes any tax assessed by a governmental authority that is directly imposed on a revenue- producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. The Task Force reached a consensus that the presentation of taxes mentioned above on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed pursuant to APB Opinion No. 22. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The disclosure of those taxes can be done on an aggregate basis. This consensus requires only the presentation of additional disclosures, as a result an entity would not be required to reevaluate its existing policies related to taxes assessed by a governmental authority that are directly imposed on a revenue- producing transaction between a seller and a customer. However, if a company chooses to reevaluate its existing policies and elects to change the presentation of taxes within the scope of this issue, it must follow the requirements of SFAS No. 154. The consensuses in this issue should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. Earlier application is permitted.

Note 28. Relevant Events.

On December 19, 2006, Coca-Cola FEMSA and TCCC reached a definitive agreement to acquire Jugos del Valle, S.A.B. de C.V. (“Jugos del Valle”) in a transaction valued at $470, including assumption of $90 in net debt as of December 31, 2006. Jugos del Valle produces and sells fruit juices, beverages and other fruit products. The Company is based in Mexico but markets its products internationally, particularly in Brazil and the United States of America.

The transaction has been approved by the Boards of Directors of both companies. However, the consummation of this transaction is subject to obtaining the approval of regulators and compliance with other customary closing conditions.

On May 25, 2007 the Comisión Federal de Competencia of Mexico (CFC), or the Mexican Antitrust Commission, announced its decision to object to the acquisition of Jugos del Valle. We have not yet received the official resolution from the Mexican Antitrust Commission. We intend to consider our options upon receipt thereof, which may include seeking a reconsideration of the decision.

Note 29. Authorization of Issuance of Financial Statements.

On February 21, 2007, the issuance of the consolidated financial statements was authorized by the Board of Directors. These consolidated financial statements are subject to approval at the general ordinary stockholders’ meeting, where they may be modified, based on provisions set forth by Mexican General Corporate Law.