Form 20-F
period 2007-12-31
COCA COLA FEMSA SAB DE CV
filed 2008-06-30
CIK 910631

As filed with the Securities and Exchange Commission on June 30, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2007 Commission file number: 1-12260

Coca-Cola FEMSA, S.A.B. de C.V.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant´s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Centro de Ciudad Santa Fé
01210 México, D.F., México
(Address of principal executive offices)
_________________________________________________________

Alfredo Fernández
Guillermo González Camarena No. 600
Centro de Ciudad Santa Fé
01210 México, D.F., México
(52-55) 5081-5120
irelations@kof.com.mx
(Name, telephone, e-mail and/or facsimile number and
address of company contact person)
_________________________________________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing 10 Series L Shares, without par value Series L Shares, without par value	New York Stock Exchange, Inc. New York Stock Exchange, Inc. (not for trading, for listing purposes only)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
               None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
               None

The number of outstanding shares of each class of capital or common stock as of December 31, 2007 was:

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
Large Accelerated filer                             Accelerated filer                              Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP                             IFRS                              Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

     “Sparkling beverages” as used in this annual report refers to beverages previously referred to as carbonated soft drinks. “Still beverages” refers to beverages previously referred to as non-carbonated beverages. Non-flavored waters, whether or not carbonated, are referred to as “waters.”

Currency Translations and Estimates

     This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 10.9169 to US$ 1.00, the noon buying rate for Mexican pesos on December 31, 2007 as published by the Federal Reserve Bank of New York. On June 24, 2008, this exchange rate was Ps. 10.2925 to US$ 1.00. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since January 1, 2003.

     To the extent estimates are contained in this annual report, we believe that such estimates, which are based on internal data, are reliable. Amounts in this annual report are rounded, and the totals may therefore not precisely equal the sum of the numbers presented.

Sources

     Certain information contained in this annual report has been computed based upon statistics prepared by the Instituto Nacional de Estadística, Geografía e Informática of Mexico (the National Institute of Statistics, Geography and Information), the Federal Reserve Bank of New York, the Banco de México (the Central Bank of Mexico), the Comisión Nacional Bancaria y de Valores of Mexico (the National Banking and Securities Commission or the CNBV), local entities in each country and upon our estimates.

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

Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Key Information

Selected Consolidated Financial Data

     This annual report includes (under Item 18) our audited consolidated balance sheets as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2007, 2006 and 2005. Our consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards, which we sometimes refer to as Mexican FRS. Mexican Financial Reporting Standards differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Notes 26 and 27 to our consolidated financial statements provide a description of the principal differences between Mexican Financial Reporting Standards and U.S. GAAP as they relate to us, together with a reconciliation to U.S. GAAP of net income and stockholders’ equity.

     Pursuant to Mexican Financial Reporting Standards, in our consolidated financial statements and the selected financial information set forth below:

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

  All financial statements are restated in constant Mexican pesos at December 31, 2007.

  The effects of inflation accounting under Mexican Financial Reporting Standards have not been reversed in the reconciliation to U.S. GAAP of net income and stockholders’ equity. See Notes 26 and 27 to our consolidated financial statements.

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

     Until December 31 2007, we applied inflationary accounting for all of our operations. Beginning January 1, 2008, as a result of changes in Mexican Financial Reporting Standards, we discontinued inflation accounting for our subsidiaries in Mexico, Guatemala, Panama, Colombia and Brazil. For the rest of our subsidiaries in Argentina, Venezuela, Costa Rica and Nicaragua, we will continue applying inflationary accounting. The information presented in this annual report presents figures for 2007 that have been restated in Mexican pesos with purchasing power at December 31, 2007, taking into account local inflation of each country and converted from local currency to Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country.

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

	Year Ended December 31,

	2007(1)	2007	2006	2005	2004	2003(2)

	(in millions of U.S. dollars or in millions of constant Mexican pesos at December 31, 2007, except per share data)
Income Statement Data:
Mexican FRS
Net sales	$ 6,318	Ps. 68,969	Ps. 63,820	Ps. 59,181	Ps. 56,095	Ps. 44,752
Total revenues	6,344	69,251	64,046	59,642	56,525	45,242
Cost of sales	3,287	35,881	33,745	30,558	29,072	22,912
Gross profit	3,057	33,370	30,301	29,084	27,453	22,330
Operating expenses	2,008	21,923	20,050	19,111	18,349	14,140
Income from operations	1,049	11,447	10,251	9,973	9,104	8,190
Net income for the year	651	7,103	5,497	5,022	6,460	2,932
Majority net income	633	6,908	5,292	4,895	6,429	2,911
Minority net income	18	195	205	127	31	21
Basic and diluted, net income per share (4)	0.34	3.66	2.76	2.60	3.98	1.59
U.S. GAAP
Net sales	$ 6,318	Ps. 68,969	Ps. 59,702	Ps. 53,809	Ps. 50,847	Ps. 40,705
Total revenues	6,332	69,131	59,940	54,196	51,206	41,121
Income from operations(3)	984	10,741	8,749	8,720	8,132	7,624
Net income for the year	620	6,765	5,104	4,809	6,397	2,697
Basic and diluted net income per share (4)	0.34	3.66	2.76	2.60	3.98	1.59

Balance Sheet Data:
Mexican FRS
Total assets	$ 7,986	Ps. 87,178	Ps. 80,427	Ps. 76,214	Ps. 77,214	Ps. 75,886
Short-term debt	441	4,814	3,419	4,988	3,761	3,937
Long-term debt	1,292	14,102	16,799	16,952	24,343	30,831
Capital stock	285	3,116	3,116	3,116	3,116	3,116
Majority stockholders’ equity	4,501	49,140	42,980	38,030	34,457	28,281
Total stockholders’ equity	4,651	50,781	44,455	39,329	35,510	28,479
U.S. GAAP
Total assets	$ 8,114	Ps. 88,582	Ps. 78,554	Ps. 73,174	Ps. 75,776	Ps. 74,007
Short-term debt	441	4,814	3,289	4,780	3,650	3,494
Long-term debt	1,292	14,102	16,789	16,921	24,227	30,630
Capital stock	285	3,116	3,116	3,116	3,116	3,116
Total stockholders’ equity	4,531	49,472	41,770	36,439	32,652	25,314

Other Data:
Mexican FRS
Depreciation(5)	$ 151	Ps. 1,645	Ps. 1,656	Ps. 1,547	Ps. 1,531	Ps. 1,260
Capital expenditures(6)	337	3,682	2,863	2,516	2,401	2,368
U.S. GAAP
Depreciation(5)(7)	$ 163	Ps. 1,776	Ps. 1,514	Ps. 1,332	Ps. 1,142	Ps. 1,622

_______________
(1)	Translation to U.S. dollar amounts at an exchange rate of Ps.10.9169 to US$ 1.00 solely for the convenience of the reader.
(2)	In May 2003, we acquired Corporación Interamericana de Bebidas, S.A. de C.V., known at the time of acquisition as Panamerican Beverages, Inc., and which we refer to as Panamco.
(3)	We include employee profit sharing as part of income from operations for purposes of U.S. GAAP.
(4)
For the year ended December 31, 2003, computed on the basis of 1,704.3 million shares outstanding, the weighted average shares outstanding during 2003 after giving effect to the capital increase in May 2003 in connection with the Panamco acquisition. For the year ended December 31, 2004, computed on the basis of 1,846.4 million shares outstanding, the weighted average shares outstanding during 2004 after giving effect to the rights offering that expired in September 2004. For the years ended December 31, 2007, 2006 and 2005, computed on the basis of 1,846.5 million shares outstanding.

(5)	Excludes estimated breakage of bottles and cases and amortization of other assets. See the consolidated statements of changes in financial position included in our consolidated financial statements.
(6)	Includes investments in property, plant and equipment, bottles and cases and deferred charges, net of the book value of disposed assets.
(7)	Expressed in historical Mexican pesos.

Dividends and Dividend Policy

     The following table sets forth the nominal amount in Mexican pesos of dividends declared and paid per share each year and the U.S. dollar amounts on a per share basis actually paid to holders of American Depositary Shares, which we refer to as ADSs, on each of the respective payment dates.

Fiscal Year with
Respect		Mexican Pesos
to which Dividend		per Share	U.S. Dollars per
was Declared	Date Dividend Paid	(Nominal)	Share

2003	May 14, 2004	0.282	0.025
2004	May 4, 2005	0.336	0.031
2005	June 15, 2006	0.376	0.033
2006	May 15, 2007	0.438	0.041
2007	May 6, 2008	0.512	0.049

     The declaration, amount and payment of dividends are subject to approval by holders of our Series A Shares and our Series D Shares voting as a single class, generally upon the recommendation of our board of directors, and will depend upon our operating results, financial condition, capital requirements, general business conditions and the requirements of Mexican law. Accordingly, our historical dividend payments are not necessarily indicative of future dividends.

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

Period		Exchange Rate

				End of
	High	Low	Average(1)	Period

2003	11.41	10.11	10.85	11.24
2004	11.64	10.81	11.31	11.15
2005	11.41	10.41	10.87	10.63
2006	11.46	10.43	10.90	10.80
2007	11.27	10.67	10.93	10.92

_______________
(1)	Average month-end rates.

	Exchange Rate

	High	Low	End of Period

2006:
First Quarter	Ps. 10.95	Ps. 10.43	Ps. 10.90
Second Quarter	11.46	10.84	11.29
Third Quarter	11.18	10.74	10.98
Fourth Quarter	11.06	10.71	10.80

2007:
First Quarter	Ps. 11.18	Ps. 10.77	Ps. 11.04
Second Quarter	11.03	10.71	10.79
Third Quarter	11.27	10.73	10.93
Fourth Quarter	11.00	10.67	10.92
December	10.92	10.80	10.92

2008:
First Quarter	Ps. 10.97	Ps. 10.63	Ps. 10.63
January	10.97	10.82	10.82
February	10.82	10.67	10.73
March	10.85	10.63	10.63
April	10.60	10.44	10.51
May	10.57	10.31	10.33

     We pay all cash dividends in Mexican pesos. As a result, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of our ADSs, which represent ten Series L Shares, on conversion by the depositary for our ADSs of cash dividends on the shares represented by such ADSs. In addition, fluctuations in the exchange rate between the Mexican peso and the U.S. dollar would affect the market price of our ADSs. The exchange rate of the Mexican peso against the U.S. dollar has been relatively stable for the past three years.

RISK FACTORS

Risks Related to Our Company

Our business depends on our relationship with The Coca-Cola Company, and changes in this relationship may adversely affect our results of operations and financial position.

     Approximately 95% of our sales volume in 2007 was derived from sales of Coca-Cola trademark beverages. In each of our territories, we produce, market and distribute Coca-Cola trademark beverages through standard bottler agreements. Through its rights under the bottler agreements and as a large shareholder, The Coca-Cola Company has the ability to exercise substantial influence over the conduct of our business.

     Under our bottler agreements, The Coca-Cola Company may unilaterally set the price for its concentrate. In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for sparkling beverages over a three year period in Mexico beginning in 2007 and in Brazil beginning in 2006. We prepare a three-year general business plan that is submitted to our board of directors for approval. The Coca-Cola Company may require that we demonstrate our financial ability to meet our plans and may terminate our rights to produce, market and distribute sparkling beverages in territories with respect to which such approval is withheld. The Coca-Cola Company also makes significant contributions to our marketing expenses although it is not required to contribute a particular amount. In addition, we are prohibited from bottling any sparkling beverage product or distributing other beverages without The Coca-Cola Company’s authorization or consent. We may not transfer control of the bottler rights of any of our territories without the consent of The Coca-Cola Company.

     We depend on The Coca-Cola Company to renew our bottler agreements. Our bottler agreements for Mexico expire in 2013 and 2015, renewable in each case for ten-year terms. Our bottler agreement for Argentina expires in 2014. Our bottler agreements for Guatemala, Costa Rica, Nicaragua, Panama (other beverages), Colombia and Venezuela expire on September 30, 2008. Our bottler agreement for Coca-Cola trademark beverages for Panama has an indefinite term but may be terminated with six months prior written notice by either party. Our bottler agreement for Brazil expired in December 2004. We are currently in the process of negotiating renewals of our agreements on similar terms and conditions as the rest of the countries, and we and The Coca-Cola Company are operating under the terms of the existing agreements. See “Item 4. Information on the Company—Bottler Agreements.” There can be no assurances that The Coca-Cola Company will decide to renew any of these agreements. In addition, these agreements generally may be terminated in the case of material breach. Termination would prevent us from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on our business, financial condition, prospects and results of operations.

The Coca-Cola Company and FEMSA have substantial influence on the conduct of our business, which may result in us taking actions contrary to the interest of our remaining shareholders.

     The Coca-Cola Company and Fomento Económico Mexicano, S.A.B. de C.V., which we refer to as FEMSA, have significant influence on the conduct of our business. The Coca-Cola Company indirectly owns 31.6% of our outstanding capital stock, representing 37.0% of our capital stock with full voting rights. The Coca-Cola Company is entitled to appoint four of our 18 directors and certain of our executive officers and, except under limited circumstances, has the power to veto all actions requiring approval by our board of directors. FEMSA indirectly owns 53.7% of our outstanding capital stock, representing 63.0% of our capital stock with full voting rights. FEMSA is entitled to appoint 11 of our 18 directors and certain of our executive officers. The Coca-Cola Company and FEMSA together, or FEMSA acting alone in certain limited circumstances, thus have the power to determine the outcome of all actions requiring approval by our board of directors, and FEMSA and The Coca-Cola Company together, except in certain limited situations, have the power to determine the outcome of all actions requiring approval of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.” The interests of The Coca-Cola Company and FEMSA may be different from the interests of our remaining shareholders, which may result in us taking actions contrary to the interest of our remaining shareholders.

We have significant transactions with affiliates, particularly The Coca-Cola Company and FEMSA, which may create potential conflicts of interest and could result in less favorable terms to us.

     We engage in transactions with subsidiaries of both The Coca-Cola Company and FEMSA. Our transactions with FEMSA include supply agreements under which we purchase certain supplies and equipment, a service agreement under which a FEMSA subsidiary transports finished products from our production facilities to distribution facilities in Mexico, sales of finished products to a Mexican convenience store chain owned by FEMSA, sales and distribution agreements with Cervejarias Kaiser Brasil, or Cervejarias Kaiser, a Brazilian brewer, owned by FEMSA and a service agreement under which a FEMSA subsidiary provides administrative services to our company. In addition, we have entered into cooperative marketing arrangements with The Coca-Cola Company and FEMSA. We are a party to a number of bottler agreements with The Coca-Cola Company. In November 2007, we purchased jointly with The Coca-Cola Company the outstanding shares of Jugos del Valle, S.A.B. de C.V., a Mexican juice and beverage producer with operations in Mexico, Brazil and the United States. See “Item 4. Information on the Company—Jugos del Valle Acquisition.” Transactions with affiliates may create the potential for conflicts of interest, which could result in terms less favorable to us than could be obtained from an unaffiliated third party.

Competition could adversely affect our financial performance.

     The beverage industry throughout Latin America is highly competitive. We face competition from other bottlers of sparkling beverages such as Pepsi products, and from producers of low cost beverages or “B brands.” We also compete against beverages other than sparkling beverages such as water, fruit juice and sport drinks. Although competitive conditions are different in each of our territories, we compete principally in terms of price, packaging, consumer sale promotions, customer service and non-price retail incentives. There can be no assurances that we will be able to avoid lower pricing as a result of competitive pressure. Lower pricing, changes made in response to competition and changes in consumer preferences may have an adverse effect on our financial performance.

     Our principal competitor in Mexico is The Pepsi Bottling Group, or PBG. PBG is the largest bottler of Pepsi products worldwide and competes with Coca-Cola trademark beverages. We have also experienced stronger competition in Mexico from lower priced sparkling beverages in larger, multiple serving packaging. In Argentina and Brazil, we compete with Companhia de Bebidas das Américas, commonly referred to as Ambev, the largest brewer in Latin America and a subsidiary of InBev S.A., which sells Pepsi products in addition to a portfolio that includes local brands with flavors such as guaraná and proprietary beers. In each of our territories we compete with Pepsi bottlers and with various other bottlers and distributors of nationally and regionally advertised sparkling beverages.

Changes in consumer preference could reduce demand for some of our products.

     The non-alcoholic beverage industry is rapidly evolving as a result of, among other things, changes in consumer preferences. Specifically, consumers are becoming increasingly more aware of and concerned about environmental and health issues. Concerns over the environmental impact of plastic may reduce the consumption of our products sold in plastic bottles or result in additional taxes that would adversely affect consumer demand. In addition, researchers, health advocates and dietary guidelines are encouraging consumers to reduce their consumption of certain types of beverages sweetened with sugar and high fructose corn syrup, which could reduce demand for certain of our products. A reduction in consumer demand would adversely affect our results of operations.

A water shortage or a failure to maintain existing concessions could adversely affect our business.

     Water is an essential component of sparkling beverages. We obtain water from various sources in our territories, including springs, wells, rivers and municipal water companies. In Mexico, we purchase water from municipal water companies and pump water from our own wells pursuant to concessions granted by the Mexican government. We obtain the vast majority of the water used in our sparkling beverage production in Mexico pursuant to these concessions, which the Mexican government granted based on studies of the existing and projected groundwater supply. Our existing water concessions in Mexico may be terminated by governmental authorities under certain circumstances and their renewal depends on receiving necessary authorizations from municipal and/or federal water authorities. See “Item 4. Information on the Company—Regulation—Water Supply Law.” In our other territories, our existing water supply may not be sufficient to meet our future production needs and the available water supply may be adversely affected by shortages or changes in governmental regulations.

     We cannot assure you that water will be available in sufficient quantities to meet our future production needs or will prove sufficient to meet our water supply needs.

Increases in the prices of raw materials would increase our cost of sales and may adversely affect our results of operations.

     Our most significant raw materials are concentrate, which we acquire from companies designated by The Coca-Cola Company, packaging materials and sweeteners. Prices for concentrate are determined by The Coca-Cola Company pursuant to our bottler agreements as a percentage of the weighted average retail price in local currency, net of applicable taxes. In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for sparkling beverages over a three year period in Mexico beginning in 2007 and in Brazil beginning in 2006. The prices for our remaining raw materials are driven by market prices and local availability as well as the imposition of import duties and import restrictions and fluctuations in exchange rates. We are also required to meet all of our supply needs from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to us. Our sales prices are denominated in the local currency in which we operate, while the prices of certain materials used in the bottling of our products, mainly resin, ingots to make plastic bottles, finished plastic bottles and aluminum cans, are paid in or determined with reference to the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the currency of any country in which we operate, particularly against the Mexican peso. See “Item 4. Information on the Company—The Company—Raw Materials.”

     Our most significant packaging raw material costs arise from the purchase of resin and plastic ingots to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are tied to crude oil prices and global resin supply. The average prices that we paid for resin and plastic ingots in U.S. dollars in 2007 remained relatively flat, although prices may increase in future periods. Sugar prices in all of the countries in which we operate other than Brazil are subject to local regulations and other barriers to market entry that cause us to pay in excess of international market prices for sugar. In 2007, sweetener prices slightly increased in all of the countries in which we operate other than Mexico, where sweetener prices rose significantly, and in Brazil and Colombia, where sweetener prices were significantly lower than in 2006. In Venezuela, we have experienced sugar shortages that have adversely affected our operations. These shortages were due to insufficient domestic production to meet demand and current restrictions on sugar imports.

     We cannot assure you that our raw material prices will not further increase in the future. Increases in the prices of raw materials would increase our cost of sales and adversely affect our results of operations.

Taxes on sparkling beverages could adversely affect our business.

     Our products are subject to excise and value-added taxes in many of the countries in which we operate. The imposition of new taxes or increases in taxes on our products may have a material adverse effect on our business, financial condition, prospects and results of operations. In 2003, Mexico implemented a 20% excise tax on sparkling beverages produced with non-sugar sweetener but this tax was removed beginning in 2007. Certain countries in Central America, Argentina and Brazil impose taxes on sparkling beverages. See “Item 4. Information on the Company—Regulation—Taxation of Sparkling Beverages.” We cannot assure you that any governmental authority in any country where we operate will not impose or increase taxes on our products in the future.

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

     Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which we operate. The imposition of these restrictions in the future may have an adverse effect on our results of operations and financial position. Although Mexican bottlers have been free to set prices for sparkling beverages without governmental intervention since January 1996, such prices had been subject to statutory price controls and to voluntary price restraints, which effectively limited our ability to increase prices in the Mexican market without governmental consent. See “Item 4. Information on the Company—Regulation—Price Controls.” We cannot assure that governmental authorities in any country where we operate will not impose statutory price controls or voluntary price restraints in the future.

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

     Holders of our Series L Shares are entitled to vote only in certain circumstances. They generally may elect three of our 18 directors and are only entitled to vote on specific matters, including certain changes in our corporate form, mergers involving our company when the principal corporate purpose of the merged entity is not related to the corporate purpose of our company, the cancellation of the registration of our shares and those matters that expressly require approval under the new Mexican Securities Market Law, which we refer to as the Mexican Securities Law. As a result, Series L shareholders will not be able to influence our business or operations. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10. Additional Information—Bylaws—Voting Rights, Transfer Restrictions and Certain Minority Rights.”

Holders of ADSs may not be able to vote at our shareholder meetings.

     Our shares are traded on the New York Stock Exchange in the form of ADSs. Holders of our shares in the form of ADSs may not receive notice of shareholders meetings from our ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner.

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

     Under applicable Mexican law, if we issue new shares for cash as a part of a capital increase, other than in connection with a public offering of newly issued shares or treasury stock, we are generally required to grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally allow holders of our shares or ADSs who are located in the United States to exercise any preemptive rights in any future capital increases unless (1) we file a registration statement with the United States Securities and Exchange Commission, or SEC, with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of our shares in the form of ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

     We may decide not to file a registration statement with the SEC to allow holders of our shares or ADSs who are located in the United States to participate in a preemptive rights offering. In addition, under current Mexican law, the sale by the ADS depositary of preemptive rights and the distribution of the proceeds from such sales to the holders of our shares in the form of ADSs is not possible. As a result, the equity interest of holders of our shares in the form of ADSs would be diluted proportionately. See “Item 10. Additional Information—Preemptive Rights.”

Risks Related to Mexico and the Other Countries in Which We Operate

Adverse economic conditions in Mexico may adversely affect our financial condition and results of operations.

     We are a Mexican corporation, and our Mexican operations are our single most important geographic segment. For the year ended December 31, 2007, 47.0% of our total revenues were attributable to Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our company. Such conditions may return and such conditions may have a material adverse effect on our results of operations and financial condition.

     Our business may be significantly affected by the general condition of the Mexican economy, or by the rate of inflation in Mexico, interest rates in Mexico and exchange rates for the Mexican peso. Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. Because a large percentage of our costs and expenses are fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events, and our profit margins may suffer as a result. In addition, an increase in interest rates in Mexico would increase the cost to us of variable rate, Mexican peso-denominated funding, which constituted approximately 48.5% of our total debt as of December 31, 2007, and have an adverse effect on our financial position and results of operations.

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

     Mexican political events may significantly affect our operations. Presidential elections in Mexico occur every six years, and the most recent election occurred in July 2006. Elections in both houses of the Mexican Congress also occurred in July 2006, and although the Partido Acción Nacional won a plurality of the seats in the Mexican Congress in the election, no party succeeded in securing a majority in either chamber of the Mexican Congress. The absence of a clear majority by a single party is likely to continue at least until the next congressional election in 2009. This situation may result in government gridlock and political uncertainty. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations.

Economic and political conditions in the other Latin American countries in which we operate may increasingly adversely affect our business.

     In addition to Mexico, we conduct operations in Brazil, Colombia, Venezuela, Argentina, Guatemala, Nicaragua, Costa Rica and Panama. Product sales and income from operations from our combined non-Mexican operations increased as a percentage of our consolidated product sales and operating income from 42.7% and 27.2%, respectively, in 2004 to 53.0% and 42.6%, respectively, in 2007. We expect this trend to continue in future periods. As a result, our future results will be increasingly affected by the economic and political conditions in the countries, other than Mexico, where we conduct operations.

     Consumer demand, preferences, real prices and the costs of raw materials are heavily influenced by macroeconomic and political conditions in the other countries in which we operate. These conditions vary by country and may not be correlated to conditions in our Mexican operations. In particular, Brazil and Colombia have benefited from high growth rates and relative economic stability in recent periods, although these countries have a history of economic volatility and political instability. In Venezuela, we face exchange rate risk as well as work stoppages and potential scarcity of raw materials. We have also experienced short-term disruptions in our business in Venezuela over the past few years. Deterioration in economic and political conditions in any of these countries would have an adverse effect on our financial position and results of operations.

     Devaluation of the local currencies in countries other than Mexico against the U.S. dollar may increase our operating costs in these countries, and depreciation of the local currencies in these countries against the Mexican peso may negatively affect the results of operations for these countries as reported in our financial statements. In recent years, the Mexican peso has been relatively stable against the U.S. dollar, while currencies of other countries, specifically the Brazilian real and the Colombian peso, have appreciated relative to the U.S. dollar and the Mexican peso. We have also operated under exchange controls in Venezuela since 2003 that affect our ability to remit dividends abroad or make payments other than in local currencies. Future currency devaluation or the imposition of exchange controls in any of these countries would have an adverse effect on our financial position and results of operations.

Item 4. Information on the Company

THE COMPANY

Overview

     We are the largest bottler of Coca-Cola trademark beverages in Latin America, and the second largest in the world, calculated in each case by sales volume in 2007. We operate in the following territories:

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

     The following is an overview of our operations by segment in 2007:

Operations by Segment—Overview
Year Ended December 31, 2007(1)

				Percentage of
	Total	Percentage of	Income from	Income from
	Revenues	Total Revenues	Operations	Operations

Mexico	Ps. 32,550	47.0	Ps. 6,569	57.4
Central America	4,808	7.0	715	6.2
Colombia	6,933	10.0	1,242	10.9
Venezuela	9,785	14.1	572	5.0
Argentina	4,034	5.8	492	4.3
Brazil	11,141	16.1	1,857	16.2

_______________
(1)	Expressed in millions of Mexican pesos, except for percentages.

Corporate History

     We are a subsidiary of FEMSA, which also owns both the second largest brewer and the largest convenience store chain in Mexico.

     In 1979, a subsidiary of FEMSA acquired certain sparkling beverage bottlers that are now a part of our company. At that time, the acquired bottlers had 13 Mexican distribution centers operating 701 distribution routes, and their production capacity was 83 million physical cases. In 1991, FEMSA transferred its ownership in the bottlers to FEMSA Refrescos, S.A. de C.V., the corporate predecessor to Coca-Cola FEMSA, S.A.B. de C.V.

     In June 1993, a subsidiary of The Coca-Cola Company subscribed for 30% of our capital stock in the form of Series D Shares for US$ 195 million. In September 1993, FEMSA sold Series L Shares that represented 19% of our capital stock to the public, and we listed these shares on the Mexican Stock Exchange and, in the form of ADSs, on the New York Stock Exchange. In a series of transactions between 1994 and 1997, we acquired territories in Argentina and additional territories in southern Mexico.

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

     During August 2004, we conducted a rights offering to allow existing holders of our Series L Shares and ADSs to acquire newly-issued Series L Shares in the form of Series L Shares and ADSs, respectively, at the same price per share at which FEMSA and The Coca-Cola Company subscribed in connection with the Panamco acquisition. On March 8, 2006, our shareholders approved the non-cancellation of the 98,684,857 Series L Shares (equivalent to approximately 9.87 million ADSs, or over one-third of the outstanding Series L Shares) that were not subscribed for in the rights offering which are available for issuance at an issuance price of no less than US$ 2.216 per share or its equivalent in Mexican currency.

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

     On November 8, 2007, a Mexican company owned directly or indirectly by us and The Coca-Cola Company, acquired 100% of the shares of capital stock of Jugos del Valle. See “Item 4. The Company—Jugos del Valle Acquisition.”

     On May 30, 2008, we entered into a purchase agreement with The Coca-Cola Company to acquire its wholly owned bottling franchise located in the state of Minas Gerais (Refrigerantes Minas Gerais Ltda., or REMIL) in Brazil.

     On December 21, 2007 and on May 30, 2008, we sold to The Coca-Cola Company most of our proprietary brands. These trademarks are now being licensed to us by The Coca-Cola Company.

     As of March 31, 2008, FEMSA indirectly owned Series A Shares equal to 53.7% of our capital stock (63.0% of our capital stock with full voting rights), and The Coca-Cola Company indirectly owned Series D Shares equal to 31.6% of the capital stock of our company (37.0% of our capital stock with full voting rights). Series L Shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the New York Stock Exchange, constitute the remaining 14.7% of our capital stock.

Business Strategy

     We are the largest bottler of Coca-Cola trademark beverages in Latin America in terms of total sales volume in 2007, with operations in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Argentina and Brazil. While our corporate headquarters are in Mexico City, we have established divisional headquarters in the following three regions:

  Mexico with headquarters in Mexico City;

  Latincentro (covering territories in Guatemala, Nicaragua, Costa Rica, Panama, Colombia and Venezuela) with headquarters in San José, Costa Rica; and

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

  working with The Coca-Cola Company to develop a business model to continue exploring new lines of beverages, extend existing product lines, participate in new beverage segments and effectively advertise and market our products;

  developing and expanding our still beverage portfolio through strategic acquisitions and by entering into joint ventures with The Coca-Cola Company;

  implementing packaging strategies designed to increase consumer demand for our products and to build a strong returnable base for the Coca-Cola brand selectively;

  replicating our best practices throughout the whole value chain;

  rationalizing and adapting our organizational and asset structure in order to be in a better position to respond to a changing competitive environment;

  strengthening our selling capabilities and go-to-market strategies, including pre-sale, conventional selling and hybrid routes, in order to get closer to our clients and help them satisfy the beverage needs of consumers;

  expanding our bottled water strategy, in conjunction with The Coca-Cola Company through innovation and selective acquisitions to maximize its profitability across our market territories;

  committing to building a multi-cultural collaborative team, from top to bottom; and

  seeking to expand our geographical footprint.

     We seek to increase per capita consumption of sparkling beverages in the territories in which we operate. To that end, our marketing teams continuously develop sales strategies tailored to the different characteristics of our various territories and channels. We continue to develop our product portfolio to better meet market demand and maintain our overall profitability. To stimulate and respond to consumer demand, we continue to introduce new products and new presentations. See “—Product and Packaging Mix.” We also seek to increase placement of refrigeration equipment, including promotional displays, in retail outlets in order to showcase and promote our products. In addition, because we view our relationship with The Coca-Cola Company as integral to our business strategy, we use market information systems and strategies developed with The Coca-Cola Company to improve our coordination with the worldwide marketing efforts of The Coca-Cola Company. See “—Marketing—Channel Marketing.”

     We seek to rationalize our manufacturing and distribution capacity to improve the efficiency of our operations. In 2003 and 2004, as part of the integration process from our acquisition of Panamco, we closed several under-utilized manufacturing centers and shifted distribution activities to other existing facilities. In 2005, 2006 and 2007, we closed additional distribution centers. See “—Description of Property, Plant and Equipment.” In each of our facilities, we seek to increase productivity in our facilities through infrastructure and process reengineering for improved asset utilization. Our capital expenditure program includes investments in production and distribution facilities, bottles, cases, coolers and information systems. We believe that this program will allow us to maintain our capacity and flexibility to innovate and to respond to consumer demand for non-alcoholic beverages.

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

Our Markets

     The following map shows the locations of our territories, giving estimates in each case of the population to which we offer products, the number of retailers of our sparkling beverages and the per capita consumption of our sparkling beverages:

     Per capita consumption data for a territory is determined by dividing sparkling beverage sales volume within the territory (in bottles, cans, and fountain containers) by the estimated population within such territory, and is expressed on the basis of the number of eight-ounce servings of our products consumed annually per capita. In evaluating the development of local volume sales in our territories, we and The Coca-Cola Company measure, among other factors, the per capita consumption of our sparkling beverages.

Our Products

     We produce, market and distribute Coca-Cola trademark beverages, proprietary brands and brands licensed from third parties. The Coca-Cola trademark beverages include colas, flavored sparkling beverages, water and still beverages in other categories such as juice drinks and isotonics. On December 21, 2007 and on May 30, 2008, we sold most of our proprietary brands to The Coca-Cola Company. The following table sets forth our main brands as of March 31, 2008:

Central
Colas:	Mexico	America	Colombia	Venezuela	Brazil	Argentina

Coca-Cola

Coca-Cola light

Coca-Cola Zero

Flavored sparkling		Central
beverages:	Mexico	America	Colombia	Venezuela	Brazil	Argentina

Aquarius Fresh

Chinotto

Crush

Fanta

Fresca

Frescolita

Hit

Kuat

Lift

Mundet(1)

Quatro

Simba

Sprite

Central
Water:	Mexico	America	Colombia	Venezuela	Brazil	Argentina

Alpina

Ciel

Crystal

Manantial

Santa Clara(2)

Central
Other Categories:	Mexico	America	Colombia	Venezuela	Brazil	Argentina

Dasani(3)

Hi-C(4)

Jugos del Valle(4)

Nestea

Powerade(5)

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

	Sales Volume
	Year Ended December 31,

	2007	2006	2005

	(millions of unit cases)

Mexico	1,110.4	1,070.7	1,025.0
Central America	128.1	120.3	109.4
Colombia	197.8	190.9	179.7
Venezuela	209.0	182.6	172.5
Argentina	179.4	164.9	150.1
Brazil(1)	296.1	268.7	252.5

Combined Volume	2,120.8	1,998.1	1,889.2

_______________
(1)	Excludes beer sales volume.

Product and Packaging Mix

     Our most important brand is Coca-Cola and its line extensions, Coca-Cola light, Coca-Cola light caffeine free and Coca-Cola Zero, which together accounted for 62.7% of total sales volume in 2007. Ciel (including bulk presentations), Fanta, Sprite, Lift and Fresca, our next largest brands in consecutive order, accounted for 10.8%, 6.9%, 2.9%, 1.6% and 1.4%, respectively, of total sales volume in 2007. We use the term line extensions to refer to the different flavors in which we offer our brands. We produce, market and distribute Coca-Cola trademark beverages in each of our territories in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles made of polyethylene terephtalate, which we refer to as PET.

     We use the term presentation to refer to the packaging unit in which we sell our products. Presentation sizes for our Coca-Cola trademark beverages range from a 4-ounce personal size to a 20-liter multiple serving size. We consider multiple serving size as equal to or larger than 1.0 liter. In general, personal sizes have a higher price per unit case as compared to multiple serving sizes. We offer both returnable and non-returnable presentations, which allow us to offer different combinations of convenience and price to implement revenue management strategies and to target specific distribution channels and population segments in our territories. In addition, we sell some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which we refer to as fountain. We also sell bottled water products in bulk sizes, which refer to presentations larger than or equal to 5 liters, which have a much lower price per unit case than our other beverage products.

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

     The characteristics of our territories are very diverse. Central Mexico and our territories in Argentina are densely populated and have a large number of competing sparkling beverages brands as compared to the rest of our territories. Brazil is densely populated but has lower per capita consumption of sparkling beverage products as compared to Mexico. Portions of southern Mexico, Central America and Colombia are large and mountainous areas with lower population density, lower per capita income and lower per capita consumption of sparkling beverages. In Venezuela, per capita consumption of our products has improved in spite of short-term operating disruptions over the past few years.

     The following discussion analyzes our product and packaging mix by segment. The volume data presented is for the years 2007, 2006 and 2005.

     Mexico. Our product portfolio consists of Coca-Cola trademark beverages, and since 2001 has included the Mundet trademark beverages. In 2007, as part of our efforts to strengthen the Coca-Cola brand we launched Coca-Cola Zero, a line extension of the Coca-Cola brand. Sparkling beverage per capita consumption of our products in our Mexican territories in 2007 was 414 eight-ounce servings.

     The following table highlights historical sales volume and mix in Mexico for our products:

	Year Ended December 31,

	2007	2006	2005

Product Sales Volume	(millions of unit cases)
Total	1,110.4	1,070.7	1,025.0
% Growth	3.7%	4.5%	3.5%
Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	78.3%	79.6%	79.6%
Water(1)	20.7	19.5	19.7
Still beverages	1.0	0.9	0.7

Total	100.0%	100.0%	100.0%

_______________
(1)	Includes jug volume.

     In 2007, our most popular sparkling beverage presentations were the 2.5 -liter returnable plastic bottle, the 0.6 -liter non-returnable plastic bottle and the 2.5 -liter non-returnable plastic bottle, which together accounted for 52% of total sparkling beverage sales volume in Mexico. Multiple serving presentations represented 62.4% of total sparkling beverages sales volume in Mexico in 2007, a 2.2% growth compared to 2006. Our commercial strategies seek to foster consumption in single serving presentations while maintaining multiple serving volumes. In 2007, our sparkling beverages non-returnable presentations slightly increased as a percentage of our total sales volume from 69.5% in 2006 to 71.8% in 2007.

     Total sales volume reached 1,110.4 million unit cases in 2007, an increase of 3.7% compared to 1,070.7 million unit cases in 2006. Sparkling beverages sales volume grew 2.1%, accounting for almost 50% of the total incremental volumes during the year. Sparkling beverages volume growth was mainly driven by strong growth of the Coca-Cola brand.

     Central America. Our product sales in Central America consist predominantly of Coca-Cola trademark beverages. Sparkling beverages per capita consumption in Central America of our products was 150 eight-ounce servings in 2007.

     The following table highlights historical total sales volume and sales volume mix in Central America:

	Year Ended December 31,

	2007	2006	2005

Product Sales Volume	(millions of unit cases)
Total	128.1	120.3	109.4
% Growth	6.5%	10.0%	(1.1)%
Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	89.7%	90.9%	93.6%
Water	4.3	4.4	4.3
Still beverages	6.0	4.7	2.1

Total	100.0%	100.0%	100.0%

     In 2007, multiple serving presentations represented 51.8% of total sparkling beverage sales volume in Central America, compared with 50.6% in 2006.

     Total sales volume was 128.1 million unit cases in 2007, increasing 6.5% compared to 120.3 million in 2006. Sparkling beverages volumes in the year accounted for more than 70% of our total incremental volume and still beverages were the majority of the balance.

     Colombia. Our product portfolio in Colombia consists of Coca-Cola trademark beverages, certain products sold under proprietary trademarks and other brands, which we license from third parties. Sparkling beverages per capita consumption of our products in Colombia during 2007 was 90 eight-ounce servings.

     The following table highlights historical total sales volume and sales volume mix in Colombia:

	Year Ended December 31,

	2007	2006	2005

Product Sales Volume	(millions of unit cases)
Total	197.8	190.9	179.7
% Growth	3.6%	6.2%	7.5%
Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	87.6%	87.9%	87.9%
Water(1)	11.0	10.9	11.7
Still beverages	1.4	1.2	0.4

Total	100.0%	100.0%	100.0%

_______________
(1)	Includes jug volume.

     In 2007, multiple serving presentations represented 49.9% of total sparkling beverages sales volume in Colombia. In 2008, as part of our efforts to strengthen the Coca-Cola brand, we launched Coca-Cola Zero, a line extension of the Coca-Cola brand.

     Total sales volume was 197.8 million unit cases in 2007, an increase of 3.6% compared to 190.9 million in 2006, driven by sparkling beverages volume growth, which accounted for more than 80% of total incremental volume.

     Venezuela. Our product portfolio in Venezuela consists predominantly of Coca-Cola trademark beverages. Sparkling beverages per capita consumption of our products in Venezuela during 2007 was 165 eight-ounce servings.

     The following table highlights historical total sales volume and sales volume mix in Venezuela:

	Year Ended December 31,

	2007	2006	2005

Product Sales Volume	(millions of unit cases)
Total	209.0	182.6	172.5
% Growth	14.5%	5.9%	(0.1)%

Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	90.4%	87.7%	86.6%
Water(1)	5.7	7.5	8.7
Still beverages	3.9	4.8	4.7

Total	100.0%	100.0%	100.0%

_______________
(1)	Includes jug volume.

     During 2007 we continued facing periodic operating difficulties that prevented us from producing and distributing enough supply. We have implemented a product portfolio rationalization strategy, which enabled us to increase our total sales volume for the year by 14.5% .

     In 2007, multiple serving presentations represented 90.4% of total sparkling beverages sales volume in Venezuela. Total sales volume was 209.0 million unit cases in 2007, an increase of 14.5% compared to 182.6 million in 2006, driven by volume growth in the sparkling beverage segment.

     Argentina. Our product portfolio in Argentina consists exclusively of Coca-Cola trademark beverages. Sparkling beverages per capita consumption of our products in Argentina during 2007 was 370 eight-ounce servings.

     The following table highlights historical total sales volume and sales volume mix in Argentina:

	Year Ended December 31,

	2007	2006	2005

Product Sales Volume	(millions of unit cases)
Total	179.4	164.9	150.1
% Growth	8.8%	9.8%	4.0%

Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	96.2%	96.6%	97.3%
Water	1.0	1.2	1.4
Still beverages	2.8	2.2	1.3

Total	100.0%	100.0%	100.0%

     Returnable packaging accounted for 25.2% of total sales volume in Argentina in 2007 as compared to 24.7% in the previous year. In 2006, as part of our efforts to strengthen the Coca-Cola brand we launched Coca-Cola Zero, a line extension of the Coca-Cola brand.

     Total sales volume reached 179.4 million unit cases in 2007, an increase of 8.8% compared with 164.9 million in 2006. The majority of the volume growth came from our non-returnable presentations, which represented over 60% of the sales volume increase. In 2007, multiple serving presentations for sparkling beverages remained flat at 83.7% .

     Brazil. Our product portfolio in Brazil consists mainly of Coca-Cola trademark beverages and certain products sold under proprietary trademarks and the Kaiser beer brand, which we sell and distribute on behalf of

FEMSA. Sparkling beverage per capita consumption of our products in Brazil during 2007 was 220 eight-ounce servings.

     The following table highlights historical total sales volume and sales volume mix in Brazil:

	Year Ended December 31,

	2007	2006	2005

Product Sales Volume	(millions of unit cases)
Total	296.1	268.7	252.5
% Growth	10.2%	6.4%	11.0%
Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	91.7%	91.7%	92.3%
Water	6.7	7.3	6.9
Still beverages	1.6	1.0	0.8

Total	100.0%	100.0%	100.0%

     During 2007 almost 100% of our incremental volumes of sparkling beverages were in non-returnable presentations.

     Total sales volume was 296.1 million unit cases in 2007, an increase of 10.2% compared to 268.7 million in 2006. This increase included 10.3% sparkling beverage volume growth during the year. In 2007, as part of our efforts to strengthen the Coca-Cola brand we launched Coca-Cola Zero, a line extension of the Coca-Cola brand.

     We sell and distribute the Kaiser brands of beer in our territories in Brazil. In January 2006, FEMSA acquired an indirect controlling stake in Cervejarias Kaiser. We continue to distribute the Kaiser beer portfolio and to assume the sales function in São Paulo, Brazil, consistent with the arrangements in place prior to 2004. Beginning with the second quarter of 2005, we ceased including beer that we distribute in Brazil in our sales volumes.
However, for comparability purposes, sales volumes presented in this report do not include beer sales for 2005, 2006 and 2007.

Jugos del Valle Acquisition

     On October 10, 2007, Administración, S.A.P.I. de C.V., or Administración, a Mexican joint venture company owned directly or indirectly by us and The Coca-Cola Company, launched a public tender offer to buy 100% of the outstanding capital stock of Jugos del Valle, for approximately US$ 370 million in cash, equivalent to a price of US$ 6.3409 per share, assuming liabilities of approximately US$ 86 million.

     On November 8, 2007, Administración, upon the expiration of the public tender offer, acquired 100% of the shares of capital stock of Jugos del Valle. This transaction was approved by the Mexican regulatory authorities and was carried out in Mexico. Jugos del Valle produces and sells fruit juices, beverages and other fruit derivatives. It is based in Mexico but markets its products internationally, particularly in Brazil and the United States of America.

     We and The Coca-Cola Company invited all Mexican and Brazilian Coca-Cola bottlers to participate in a joint venture in the Mexican and Brazilian business, respectively, of Jugos del Valle on the same basic terms and conditions. In Mexico and Brazil, all of the Coca-Cola bottlers agreed to participate in the corresponding sale of the shares, which is expected to be completed during 2008. We will hold a stake of approximately 20% in the Mexican joint venture.

     The business of Jugos del Valle in the United States of America will be acquired by The Coca-Cola Company.

     Beginning in February 2008, we began to distribute Jugos del Valle brand juice-based beverages in our Mexican operations.

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

Marketing

     Our company, in conjunction with The Coca-Cola Company, has developed a sophisticated marketing strategy to promote the sale and consumption of our products. We rely extensively on advertising, sales promotions and non-price related retailer incentive programs designed by local affiliates of The Coca-Cola Company to target the particular preferences of our sparkling beverage consumers. Our marketing expenses in 2007, net of contributions by The Coca-Cola Company, were Ps. 2,606 million. The Coca-Cola Company contributed an additional Ps. 1,582 million in 2007. Through the use of advanced information technology, we have collected customer and consumer information that allow us to tailor our marketing strategies to the types of customers located in each of our territories and to meet the specific needs of the various market segments we serve.

     Retailer Incentive Programs. Incentive programs include providing retailers with commercial coolers for the display and cooling of sparkling beverage products and for point-of-sale display materials. We seek, in particular, to increase cooler distribution among retailers to increase the visibility and consumption of our products and to ensure that they are sold at the proper temperature. Sales promotions include sponsorship of community activities, sporting, cultural and social events, and consumer sales promotions such as contests, sweepstakes and product giveaways.

     Advertising. We advertise in all major communications media. We focus our advertising efforts on increasing brand recognition by consumers and improving our customer relations. National advertising campaigns are designed and proposed by The Coca-Cola Company’s local affiliates, with our input at the local or regional level.

     Channel Marketing. In order to provide more dynamic and specialized marketing of our products, our strategy is to segment our market and develop targeted efforts for each segment or distribution channel. Our principal channels are small retailers, “on-premise” consumption such as restaurants and bars, supermarkets and third party distributors. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of sparkling beverage consumers in each of the different types of locations or distribution channels. In response to this analysis, we tailor our product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.

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

Product Distribution

     The following table provides an overview of our product distribution centers and the retailers to which we sell our products:

Product Distribution Summary
as of December 31, 2007

		Central
	Mexico	America	Colombia	Venezuela	Argentina	Brazil

Distribution Centers	84	29	37	32	5	12
Retailers (in thousands)(1)	600.1	110.9	346.0	233.8	80.9	126.6
______________
(1) Estimated.

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

     We use two main sales methods depending on market and geographic conditions: (1) the traditional or conventional truck route system, in which the person in charge of the delivery makes immediate sales from inventory available on the truck and (2) the pre-sale system, which separates the sales and delivery functions and allows sales personnel to sell products prior to delivery and trucks to be loaded with the mix of products that retailers have previously ordered, thereby increasing distribution efficiency. We have also begun to use a hybrid distribution system in some of our territories, where the same truck holds product available for immediate sale and product previously ordered through the pre-sale system. As part of the pre-sale system, sales personnel also provide merchandising services during retailer visits, which we believe enhance the presentation of our products at the point of sale. We believe that service visits to retailers and frequency of deliveries are essential elements in an effective selling and distribution system for our products. In certain areas, we also make sales through third party wholesalers of our products. The vast majority of our sales are on a cash basis.

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

     Mexico. We contract with a subsidiary of FEMSA for the transportation of finished products to our distribution centers from our Mexican production facilities. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” From the distribution centers, we then distribute our finished products to retailers through our own fleet of trucks. During 2007, we closed 8 out of 92 distribution centers in our Mexican operations.

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

     Territories other than Mexico. We distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors. At the end of 2007, we operated 29 distribution centers in our Central American territories, 37 in Colombia, 32 in Venezuela, 5 in Argentina and 12 in Brazil.

     In most of our territories, an important part of our total sales volume is sold through small retailers, with low supermarket penetration. In contrast, in Brazil we sold more than 21% of our total sales volume through supermarkets in 2007. Also in Brazil, the delivery of our finished products to customers is by a third party. In designated zones in Brazil, third-party distributors purchase our products at a discount from the wholesale price and resell the products to retailers.

Competition

     Although we believe that our products enjoy wider recognition and greater consumer loyalty than those of our principal competitors, the sparkling beverage segments in the territories in which we operate are highly competitive. Our principal competitors are local bottlers of Pepsi and other bottlers and distributors of national and regional sparkling beverage brands. We face increased competition in many of our territories from producers of low price beverages, commonly referred to as “B brands.” A number of our competitors in Central America, Venezuela, Argentina and Brazil offer both sparkling beverages and beer, which may enable them to achieve distribution efficiencies.

     Recently, price discounting and packaging have joined consumer sales promotions, customer service and non-price retailer incentives as the primary means of competition among sparkling beverage bottlers. We compete by seeking to offer products at an attractive price in the different segments in our markets and by building on the value of our brands. We believe that the introduction of new products and new presentations has been a significant competitive technique that allows us to increase demand for our products, provide different options to consumers and increase new consumption opportunities. See “—Sales Overview.”

     Mexico. Our principal competitors in Mexico are bottlers of Pepsi products, whose territories overlap but are not co-extensive with our own. In central Mexico we compete with a subsidiary of PBG, the largest bottler of Pepsi products globally, and Grupo Embotelladores Unidos, S.A.B. de C.V., the Pepsi bottler in central and southeast Mexico. In addition, we compete with Cadbury Schweppes and with other national and regional brands in our Mexican territories. We also compete with low price producers offering multiple serving size presentations in the sparkling beverage industry.

     Central America. In the countries that comprise our Central America segment, our main competitors are Pepsi bottlers. In Guatemala and Nicaragua, we compete against a joint venture between AmBev and The Central American Bottler Corporation. In Costa Rica, our principal competitor is Embotelladora Centroamericana, S.A., and in Panama, our main competitor is Refrescos Nacionales, S.A. We also face competition from low price producers offering multiple serving size presentations in some Central American countries.

     Colombia. Our principal competitor in Colombia is Postobón S.A., which we refer to as Postobón, a well-established local bottler that sells flavored sparkling beverages, some of which have a wide consumption preference, such as cream soda, which is the second most popular category in the Colombian sparkling beverage industry in terms of total sales volume, and that also sells Pepsi products. Postobón is a vertically integrated producer, the owners of which hold other significant commercial interests in Colombia. In the second half of 2007, Big Cola, a “B brand” producer, started operations in Colombia, increasing competition in multi serving size presentations. We expect competition to intensify in 2008.

     Venezuela. In Venezuela, our main competitor is Pepsi-Cola Venezuela, C.A., a joint venture formed between PepsiCo and Empresas Polar, S.A., the leading beer distributor in the country. We also compete with the producers of Kola Real in part of the country.

     Argentina. In Argentina, our main competitor is Buenos Aires Embotellador (BAESA), a Pepsi bottler, which is owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In addition, we compete with a number of competitors offering generic, low priced sparkling beverages as well as many other generic products and private label proprietary supermarket brands.

     Brazil. In Brazil, we compete against AmBev, a Brazilian company with a portfolio of brands that includes Pepsi, local brands with flavors such as guaraná and proprietary beers. We also compete against “B brands” or “Tubainas,” which are small, local producers of low cost flavored sparkling beverages in multiple serving presentations that represent an important portion of the sparkling beverage market.

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

     In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for sparkling beverages over a three year period in Mexico beginning in 2007, and in Brazil in 2006. As part of the new cooperation framework that we arrived at with The Coca-Cola Company at the end of 2006, The Coca-Cola Company will provide a relevant portion of the funds derived from the concentrate increase to marketing support of the sparkling and still beverages portfolio. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—New Cooperation Framework with The Coca-Cola Company.”

     In addition to concentrate, we purchase sweeteners, carbon dioxide, resin and ingots to make plastic bottles, finished plastic and glass bottles, cans, closures and fountain containers, as well as other packaging materials. Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for the sparkling beverage. Our bottler agreements provide that, with respect to Coca-Cola trademark beverages, these materials may be purchased only from suppliers approved by The Coca-Cola Company. Prices for packaging materials and high fructose corn syrup historically are determined with reference to the U.S. dollar, although the local currency equivalent in a particular country is subject to price volatility in accordance with changes in exchange rates. Our most significant packaging raw material costs arise from the purchase of resin, plastic ingots to make plastic bottles and finished plastic bottles, which we obtain from international and local producers. The prices of these materials are tied to crude oil prices and global resin supply, and in the last years we have experienced volatility in the prices we pay for these materials. In Mexico, our average price for resin remained relatively stable during 2007.

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

     We mainly purchase sugar from Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a cooperative of Coca-Cola bottlers, in which we hold a 5.0% equity interest. These purchases are regularly made under one-year agreements between PROMESA and each bottler subsidiary for the sale of sugar at a price that is determined monthly based on the cost of sugar to PROMESA. We also purchase sugar from Beta San Miguel, S.A. de C.V., a sugar cane producer in which we hold a 2.54% equity interest.

     In December 2001, the Mexican government expropriated the majority of the sugar mills in Mexico. To manage this industry, the Mexican government entered into a trust agreement with Nacional Financiera, S.N.C., which we refer to as Nafin, a Mexican government-owned development bank, pursuant to which Nafin acts as trustee. In addition, the Mexican government imposed a 20% excise tax, effective January 1, 2002, on sparkling beverages sweetened with high fructose corn syrup. As a result, we converted our Mexican bottler facilities to sugar cane-based production in early 2002. On January 1, 2003, the Mexican government broadened the reach of this tax by imposing a 20% excise tax on sparkling beverages produced with non-sugar sweetener. The effect of these excise taxes was to limit our ability to substitute other sweeteners for sugar. We initiated proceedings in Mexican federal court against this excise tax that allowed us to cease paying the tax in 2005 and 2006. We also resumed the use of high fructose corn syrup as a sweetener. At the end of 2006, effective beginning in 2007, the Mexican government removed this excise tax. The government has also agreed to give back to the former owners the sugar mills expropriated in 2001, the process has begun and the majority of the sugar mills have being given back to their former owners.

     Imported sugar is also presently subject to import duties, the amount of which is set by the Mexican government. As a result, sugar prices in Mexico are in excess of international market prices for sugar. In 2006 and 2007, sugar prices increased.

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

     Argentina. In Argentina, we use high fructose corn syrup from several different local suppliers as a sweetener in our products instead of sugar. We purchase glass bottles, plastic cases and other raw materials from several domestic sources. We purchase pre-formed plastic ingots, as well as returnable plastic bottles, at competitive prices from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil, and other international suppliers. We purchase our can presentations and juice-based products for distribution to customers in Buenos Aires from CICAN S.A., which is directly or indirectly owned 100.0% by us after giving effect to the acquisition of the remaining 51.9% in November 2007.

     Brazil. Sugar is widely available in Brazil at local market prices, which historically have been lower than international prices. Sugar prices in Brazil in recent periods have been volatile and our average acquisition cost for sugar in 2007 decreased. We purchase glass bottles, plastic bottles and cans from several domestic and international suppliers.

REGULATION

     Price Controls. At present, there are no price controls on our products in any of our segments, except for Argentina where authorities directly supervise certain products sold through supermarkets in order to keep inflation under control. In Mexico, prior to 1992, prices of sparkling beverages were regulated by the Mexican government. From 1992 to 1995, the industry was subject to voluntary price restraints. In response to the devaluation of the Mexican peso relative to the U.S. dollar in 1994 and 1995, however, the Mexican government adopted an economic recovery plan to control inflationary pressures in 1995. As part of this plan, the Mexican government encouraged the Asociación Nacional de Productores de Refrescos y Aguas Carbonatadas, A.C. (the National Association of Bottlers) to engage in voluntary consultations with the Mexican government with respect to price increases for returnable presentations. These voluntary consultations were terminated in 1996. Formal price controls have been imposed historically in several of the countries in which we operate, including Colombia, Brazil and Venezuela, and could be imposed in the future. The imposition of price controls in the future may limit our ability to set prices and adversely affect our results of operations.

     Taxation of Sparkling Beverages. All the countries in which we operate, except for Panama, impose a value-added tax on the sale of sparkling beverages, with a rate of 15% in Mexico, 12% in Guatemala, 15% in Nicaragua, 13% in Costa Rica, 16% in Colombia, 9% in Venezuela (starting July 1, 2007), 21% in Argentina and 18% (São Paulo) and 17% (Mato Grosso do Sul) in Brazil. In addition, several of the countries in which we operate impose the following excise or other taxes:

  Guatemala imposes an excise tax of 0.18 cents in local currency (Ps. 0.26 as of December 31, 2007) per liter of sparkling beverage.

  Costa Rica imposes a specific tax on non-alcoholic bottled beverages based on the combination of packaging and flavor, a 5% excise tax on local brands, a 10% tax on foreign brands and a 14% tax on mixers, and another specific tax on non-alcoholic beverages of 12.83 colones for every 250 ml.

  Nicaragua imposes a 9% tax on consumption.

  Panama imposes a 5% tax based on the cost of goods produced.

  Argentina imposes an excise tax on colas and on flavored sparkling beverage containing less than 5% lemon juice or less than 10% fruit juice of 8.7%, and an excise tax on flavored sparkling beverage with 10% or more fruit juice and on mineral water of 4.2%.

  Brazil imposes an average production tax assessed by state governments of 8.39% and an average sales tax assessed by the federal government of 5.0%. Most of these taxes are fixed, based on average retail prices in each state where the company operates (VAT) or fixed by the federal government (excise and sales tax).

     Business Flat Tax (IETU). On September 14, 2007, the Mexican Senate approved the 2008 Fiscal Reform Bill, which was approved by the President and subsequently published in the Diario Oficial (Official Gazette) on October 1, 2007. The most notable change in the Fiscal Reform relates to the introduction of a flat tax in Mexico. The IETU will replace the existing Tax on Assets and function similar to an alternative minimum corporate income tax, except that any amounts paid are not creditable against future income tax payments. Taxpayers will be subject to the higher of the IETU or the taxpayer’s income tax liability computed under the Mexican Income Tax Law. The IETU will apply to individuals and corporations, including permanent establishments of foreign entities in Mexico, at a rate of 17.5% after 2009. The rates for 2008 and 2009 will be 16.5% and 17%, respectively. The IETU will be calculated on a cash-flow basis, whereby the tax base is determined by reducing cash proceeds with certain deductions and credits. In the case of income derived from export sales, where cash on the receivable has not been collected within 12 months, income will be deemed received at the end of this 12-month period. The IETU became effective on January 1, 2008.

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

     In Brazil, we also pump water from our own wells (Mogi das Cruzes and Jacareí plants) pursuant to concessions obtained from the Brazilian government on a plant-by-plant basis. According to the Brazilian Constitution, water is considered an asset of the government and may only be exploited in the national interest, by Brazilians or companies constituted under Brazilian law. Concessionaires have the responsibility for any damage to the environment. The exploitation and utilization of water is regulated by the Código de Mineração (Decree Law nº. 227/67), by the Código de Águas Minerais (Decree Law nº. 7841/45) and also by regulations issued thereunder. The companies which exploit water are supervised by the Departamento Nacional de Produção Mineral - DNPM in connection with sanitary, federal, state and municipal authorities (Ministério da Saúde and Secretarias da Saúde). In the Jacareí plant we have all documents related to the cultivation of mineral water. We believe we are currently in compliance with these regulations at both Mogi das Cruzes and Jacareí,

     We do not currently require a permit to obtain water in our other territories. In Nicaragua, Costa Rica and some plants in Colombia and Venezuela, we own private water wells. However, in Colombia, we require a specific license filed before the environmental authority. In the remainder of our territories, we obtain water from governmental agencies or municipalities. We can give no assurances that water will be available in sufficient quantities to meet our future production needs or that additional regulations relating to water use will not be adopted in the future.

     Environmental Matters. In all of the countries where we operate, our businesses are subject to federal and state laws and regulations relating to the protection of the environment. In Mexico, the principal legislation is the

Ley General de Equilibrio Ecológico y Protección al Ambiente (the Federal General Law for Ecological Equilibrium and Environmental Protection) or the Mexican Environmental Law and the Ley General para la Prevención y Gestión Integral de los Residuos (the General Law for the Prevention and Integral Management of Waste) which are enforced by the Secretaría del Medio Ambiente y Recursos Naturales (the Ministry of the Environment and Natural Resources) or SEMARNAT. SEMARNAT can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Under the Mexican Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances. In particular, Mexican environmental laws and regulations require that we file periodic reports with respect to air and water emissions and hazardous wastes and set forth standards for waste water discharge that apply to our operations. We are also subject to certain minimal restrictions on the operation of delivery trucks in Mexico City. We have implemented several programs designed to facilitate compliance with air, waste, noise and energy standards established by current Mexican federal and state environmental laws, including a program that installs catalytic converters and liquid petroleum gas in delivery trucks for our operations in Mexico City. See “—The Company—Product Distribution.”

     In addition, we are subject to the Ley Federal de Derechos (the Federal Law of Governmental Fees), also enforced by SEMARNAT. Adopted in January 1993, the law provides that plants located in Mexico City that use deep water wells to supply their water requirements must pay a fee to the city for the discharge of residual waste water to drainage. In 1995, certain municipal authorities began to test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by SEMARNAT. All of our bottler plants located in Mexico City, as well as the Toluca plant, met these new standards as of 2001. See “Description of Property, Plant and Equipment.”

     In our Mexican operations, we built a PET recycling plant in 2004 in partnership with The Coca-Cola Company and ALPLA, which manufactures plastic bottles for us in Mexico. This plant, located in Toluca, Mexico, started operations in 2005 and has a recycling capacity of 25,000 metric tons per year from which 15,000 metric tons can be re-use in PET bottles for food packaging purposes. We have also continued contributing funds to a nationwide recycling company ECOCE or Ecología y compromiso empresarial (Environmentally committed companies)

     Our Central American operations are subject to several federal and state laws and regulations relating to the protection of the environment, which have been enacted in the last ten years, as awareness has increased in this region about the protection of the environment and the disposal of dangerous and toxic materials, as well as water usage. In some countries in Central America, we are in the process of bringing our operations into compliance with new environmental laws. Also, our Costa Rica operations have participated in a joint effort along with the local division of The Coca-Cola Company Misión Planeta (Mission Planet) for the collection and recycling of non-returnable plastic bottles.

     Our Colombian operations are subject to several Colombian federal, state and municipal laws and regulations related to the protection of the environment and the disposal of treated water and toxic and dangerous materials. These laws include the control of atmospheric emissions, noise emissions, disposal of treated water and strict limitations on the use of chlorofluorocarbons. We are also engaged in nationwide campaigns for the collection and recycling of glass and plastic bottles.

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

     Our Argentine operations are subject to federal and provincial laws and regulations relating to the protection of the environment. The most significant of these are regulations concerning waste water discharge, which are enforced by the Secretaría de Ambiente y Desarrollo Sustentable (the Ministry of Natural Resources and Sustainable Development) and the Organismo Provincial para el Desarrollo Sostenible (the Provincial Organization for Sustainable Development) for the province of Buenos Aires. Our Alcorta plant is in compliance with environmental standards.

     Our Brazilian operations are subject to several federal, state and municipal laws and regulations related to the protection of the environment. Among the most relevant laws and regulations are those dealing with the emission of toxic and dangerous gases and disposal of wastewater, which impose penalties, such as fines, facility closures or criminal charges depending upon the level of non-compliance. Our production plant located in Jundiaí has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by the law. The plant has been certified for (i) the ISO 9001 since March 1995; (ii) the ISO 14001 since March 1997; (iii) norm OHSAS 18001 since 2005; and (iv) ISO 22000 since 2007. In Brazil it is also necessary to obtain concessions from the government to cast drainage. All of our plants in Brazil have been granted this concession, except Mogi das Cruzes, but we are in the process of obtaining one.

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

BOTTLER AGREEMENTS

Coca-Cola Bottler Agreements

     Bottler agreements are the standard agreements for each territory that The Coca-Cola Company enters into with bottlers outside the United States for the sale of concentrates for certain Coca-Cola trademark beverages. We manufacture, package, distribute and sell sparkling beverages and bottled water under a separate bottler agreement for each of our territories.

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

     The Coca-Cola Company has the ability, at its sole discretion, to reformulate any of the Coca-Cola trademark beverages and to discontinue any of the Coca-Cola trademark beverages, subject to certain limitations, so long as all Coca-Cola trademark beverages are not discontinued. The Coca-Cola Company may also introduce new beverages in our territories in which case we have a right of first refusal with respect to the manufacturing, packaging, distribution and sale of such new beverages subject to the same obligations as then exist with respect to the Coca-Cola trademark beverages under the bottler agreements. The bottler agreements prohibit us from producing or handling cola products other than those of The Coca-Cola Company, or other products or packages that would imitate, infringe upon, or cause confusion with the products, trade dress, containers or trademarks of The Coca-Cola Company, or from acquiring or holding an interest in a party that engages in such activities. The bottler agreements also prohibit us from bottling any sparkling beverage product except under the authority of, or with the consent of, The Coca-Cola Company. The bottler agreements impose restrictions concerning the use of certain trademarks, authorized containers, packaging and labeling of The Coca-Cola Company so as to conform to policies prescribed by The Coca-Cola Company. In particular, we are obligated to:

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

     The Coca-Cola Company contributed a significant portion of our total marketing expenses in our territories during 2007, a period in which we also contributed to The Coca-Cola Company’s marketing expenses and has reiterated its intention to continue providing such support as part of our new cooperation framework. Although we believe that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders —The Shareholders Agreement” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders —New Cooperation Framework with The Coca-Cola Company.”

     We have separate bottler agreements with The Coca-Cola Company for each of the territories in which we operate. Some of these bottler agreements renew automatically unless one of the parties gives prior notice that it does not wish to renew the agreement, while others require an agreement between the parties or require us to give notice electing to renew the agreement.

     Our bottler agreements for Mexico expire in 2013 for two territories and 2015 for two other territories, renewable in each case for ten-year terms. Our bottler agreements for Guatemala, Costa Rica, Nicaragua, Panama (other beverages) and Colombia expire on September 30, 2008, pursuant to letters of extension. These bottler agreements are renewable as agreed between the parties. Our bottler agreement for Coca-Cola trademark beverages for Panama has an indefinite term but may be terminated with six months prior written notice by either party. Our bottler agreement for Coca-Cola trademark beverages for Venezuela expires on September 30, 2008, based on an agreement in principle subject to the execution of a formal extension letter. Our bottler agreement for Argentina expires in 2014, renewable for a ten-year term. Our bottler agreement for Brazil expired in December 2004. For the expired agreements and the agreements expiring this year, we are currently in the process of negotiating renewals of our agreements on similar terms and conditions as the rest of the countries, and we and The Coca-Cola Company will continue operating under the terms of the existing agreements.

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

  installing plastic bottle-blowing equipment and can presentation capacity modifying equipment to increase flexibility to produce different presentations, including swing lines that can bottle both non-returnable and returnable presentations; and

  closing obsolete production facilities.

See “Item 5. Operating and Financial Review and Prospects—Capital Expenditures.”

     As of December 31, 2007, we owned 30 bottler plants company wide. By country, we have eleven bottler facilities in Mexico, five in Central America, six in Colombia, four in Venezuela, three in Brazil and one in Argentina.

     Since the Panamco acquisition in May 2003, we consolidated 23 of our plants into existing facilities including five plants in Mexico, one in Central America, eleven in Colombia, five in Venezuela and one in Brazil. During the same period, we have increased our productivity measured in unit cases sold by our remaining plants by more than 100% company wide as of December 31, 2007.

     As of December 31, 2007 we operated 199 distribution centers, almost 45% of which were in our Mexican territories. We own more than 80% of these distribution centers and lease the remainder. See “—The Company—Product Distribution.”

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

     The table below summarizes by country principal use, installed capacity and percentage utilization of our production facilities:

Production Facility Summary
As of December 31, 2007

		Installed Capacity	%
Country	Principal Use	(thousands of unit cases)	Utilization(1)

Mexico	Bottler Facility	1,698,767	64%
Guatemala	Bottler Facility	32,906	72%
Nicaragua	Bottler Facility	74,895	49%
Costa Rica	Bottler Facility	65,566	56%
Panama	Bottler Facility	48,255	45%
Colombia	Bottler Facility	288,210	67%
Venezuela	Bottler Facility	266,596	77%
Argentina	Bottler Facility	232,148	71%
Brazil	Bottler Facility	434,337	66%

____________
(1)Annualized rate.

     The table below summarizes by country plant location and facility area of our production facilities:

Production Facility by Location
As of December 31, 2007

		Facility Area
Country	Plant	(thousands of sq. meters)

Mexico	San Cristóbal de las Casas, Chiapas	45
	Cedro, Distrito Federal	18
	Cuautitlán, Estado de México	35
	Los Reyes la Paz, Estado de México	50
	Toluca, Estado de México	242
	Celaya, Guanajuato	87
	León, Guanajuato	38
	Morelia, Michoacán	50
	Ixtacomitán, Tabasco	90
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	142

Guatemala	Guatemala City	46

Nicaragua	Managua	60

Costa Rica	San José	52

Panama	Panama City	29

Colombia	Barranquilla	27
	Bogotá	84
	Bucaramanga	26
	Cali	87
	Manantial	67
	Medellín	45

Venezuela	Antímano	14
	Barcelona	141
	Maracaibo	68
	Valencia	100

Argentina	Alcorta	73

Brazil	Campo Grande	36
	Jundiaí	191
	Moji das Cruzes	95

SIGNIFICANT SUBSIDIARIES

     The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2007:

	Jurisdiction of	Percentage
Name of Company	Incorporation	Owned

Propimex, S.A. de C.V	Mexico	100.00%
Controladora Interamericana de Bebidas, S.A. de C.V.	Mexico	100.00%
Administración y Asesoria Integral, S.A. de C.V.	Mexico	100.00%
Refrescos Latinoamericanos, S.A. de C.V.	Mexico	100.00%
Panamco México, S.A. de C.V	Mexico	99.24%
Kristine Oversease, S.A. de C.V. (holding company of our Brazilian operations)	Mexico	83.11%
Dixer Distribuidora de Bebidas, S.A.	Brazil	100.00%
Spal Industria Brasileira de Bebidas, S.A.	Brazil	97.95%

Item 4A. Unresolved Staff Comments

     None

Item 5. Operating and Financial Review and Prospects

General

     The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements including the notes thereto. Our consolidated financial statements were prepared in accordance with Mexican Financial Reporting Standards, which differ in certain significant respects from U.S. GAAP. Notes 26 and 27 to our consolidated financial statements provide a description of the principal differences between Mexican Financial Reporting Standards and U.S. GAAP as they relate to us, together with a reconciliation to U.S. GAAP of net income and stockholders’ equity.

     In accordance with Mexican Financial Reporting Standards, for financial reporting purposes, we used the official exchange rate of 2,150.00 Venezuelan bolivares per U.S. dollar to translate the financial information of our subsidiaries in Venezuela to Mexican pesos.

     Average Price Per Unit Case. We use average price per unit case to analyze average pricing trends in the different territories in which we operate. We calculate average price per unit case by dividing net sales by total sales volume. Sales of beer in Brazil, which are not included in our sales volumes, are excluded from this calculation.

     Effects of Changes in Economic Conditions. Our results of operations are affected by changes in economic conditions in Mexico and in the other countries in which we operate. For the years ended December 31, 2007, 2006 and 2005, 47.0%, 52.6% and 55.3%, respectively, of our net sales were attributable to Mexico. In addition to Mexico, we also conduct operations in Central America, Colombia, Venezuela, Argentina and Brazil. We expect our operations outside of Mexico to continue to grow as a percentage of our net sales.

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

Recent developments

     On May 30, 2008, we entered into a purchase agreement with The Coca-Cola Company to acquire its wholly owned bottling franchise located in the state of Minas Gerais (Refrigerantes Minas Gerais Ltda., or REMIL) in Brazil.

     On December 21, 2007 and on May 30, 2008, we sold to The Coca-Cola Company most of our proprietary brands. These trademarks are now being licensed to us by The Coca-Cola Company.

     On June 24, 2008, the president of Brazil approved Provisional Measure No. 413/08, which changes the tax collection applicable to the Brazilian beverage industry. This Provisional Measure was turned back to Brazilian tax authorities for its review. Neither the implementation scheme nor the period from which the new taxes will apply has been published. We are still assessing the materiality of these taxes.

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

     We classify returnable bottles and cases that are in our control in our facilities or under a loan to customers as fixed assets in accordance with industry practice. We expense breakage as incurred for these bottles and cases. We record depreciation of returnable bottles and cases in plants and distribution centers based on an estimated useful life of approximately four years for returnable glass bottles and plastic cases and 18 months for returnable plastic bottles. Whenever we decide to discontinue a particular returnable presentation and retire it from the market, we write-off the discontinued presentation through an increase in the breakage expense. We determine depreciation of bottles and cases only for tax purposes in Mexico and some other countries.

     Property, Plant and Equipment. We depreciate property, plant and equipment over their useful lives. The estimated useful lives represent the period we expect the assets to remain in service and to generate revenues. We base our estimates on the experience of our technical personnel.

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

     We include refrigeration equipment in other assets and record it initially at the cost of acquisition, net of any participation of The Coca-Cola Company. Equipment of domestic origin is restated by applying domestic inflation factors. Imported equipment is restated by applying the inflation rate of the country of origin and then translated at the year-end exchange rate.

     Refrigeration equipment is amortized based on an estimated average useful life of approximately seven years for Mexico in 2007 and 2006, and five years in 2005. As of the end of December 31, 2007, our subsidiaries in Argentina, Brazil, Colombia, Costa Rica and Guatemala, considering the maintenance and replacement plans for the equipment, have also changed the useful life of their refrigeration equipment from five to seven years. The impact of the change in estimate of average life from 2007 versus 2006 was a reduction of amortization expense of Ps. 43 million, and the impact from 2006 versus 2005 was a reduction of amortization expense of Ps. 132 million. The useful life of refrigeration equipment in Venezuela, Panama and Nicaragua remains at five years.

     Valuation of Intangible Assets. As we discuss in Note 4(j) to our consolidated financial statements, beginning in 2003 we applied Bulletin C-8, Activos Intangibles (Intangible Assets), which establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Additionally, Bulletin C-8 requires identifying all intangible assets to reduce as much as possible the goodwill associated with business combinations. With the adoption of Bulletin C-8, we consider such excess as intangible assets that relate to the rights to produce and distribute Coca-Cola trademark beverages. We separate intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which we expect to receive the benefits.

     We valued at fair value all of Panamco’s assets and liabilities as of the date of the acquisition (May 2003) and, as required by Bulletin C-8, we conducted an analysis of the excess purchase price over the fair value of the net assets. The analysis resulted in the recognition of an intangible asset with indefinite life in the amount of Ps. 41,712 million for the right to produce and distribute Coca-Cola trademark beverages, which will be subject to annual impairment tests, under U.S. GAAP and Mexican Financial Reporting Standards. Intangible assets are recorded in the functional currency of the subsidiary in which the investment was made and are restated by applying the inflation rate of the country of origin and the year-end exchange rate.

     Under U.S. GAAP and Mexican Financial Reporting Standards, intangible assets are no longer subject to amortization, but instead are subject to an initial impairment review and subsequent impairment test. This test is performed annually unless an event occurs or circumstances change by which it becomes more likely than not that a reporting unit will reduce its fair value below its carrying amount, in which case an interim impairment test is performed. Our impairment review indicates that no impairment charge is required as of the end of 2007.

     Historically, all of our bottler agreements have been renewed, and we have not experienced any cases of termination. All of our bottler agreements provide for renewal at no cost and without any change in their terms and conditions. We also do not believe that any law or regulation could oppose or otherwise adversely affect the renewal of such agreements. We thereof consider such agreements as intangible assets with indefinite lives.

     Impairment of Intangible Assets and Long-Lived Assets. We continually review the carrying value of our intangible assets and long-lived assets for accuracy. We review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on our projections of anticipated future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

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

     Labor Liabilities. Our labor liabilities include obligations for pension and retirement plans, seniority premiums and beginning in 2005 severance indemnity liabilities, all based on actuarial calculations by independent actuaries, using the projected unit credit method. Beginning January 1, 2005, revised Bulletin D-3, Obligaciones Laborales (Labor Obligations), establishes that severance payments resulting from situations other than a restructuring should be charged to the income statement in accordance with actuarial calculations based on our severance indemnity history of the last three years. Labor liabilities cost for the year is charged to income from operations. The determination of our obligations and expenses for labor obligations depends on our selection of certain assumptions used by actuaries in calculating such amounts.

     We evaluate our assumptions at least annually. Those assumptions are described in Note 15 to our consolidated financial statements and include the discount rate, expected long-term rate of return on plan assets, rates of increase in compensation costs and certain employee-related factors, such as turnover, retirement age and mortality rate. The assumptions include the economic risk involved in the countries in which our business operates.

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

     The following table is a summary of the three key assumptions used in determining 2007 annual pension expense, along with the impact on pension expense of a 1% change in each assumed rate:

Assumption	2007 rate	Impact of 1% change
	(in real terms) (1)	(millions)(2)

Discount rate	4.50%	+ Ps. (158)
		- Ps. 141
Salary growth rate	1.50%	+ Ps. 98
		- Ps. 108
Long-term asset return	4.50%(3)	+ Ps. 61
		- Ps. 54
_________________________
(1)	Calculated using a measurement date of December 2007.
(2)	“+” indicates an increase of 1%; “-” indicates a decrease of 1%. The impact is not the same for an increase of 1% as for a decrease of 1% because the rates are not linear.
(3)	Not applicable for Colombia and Guatemala.

     The total period cost related to the pension plan is registered above the operating income line.

     Income Taxes. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to adjust valuation allowances.

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

New Accounting Pronouncements

Mexican Financial Reporting Standards

     During 2007, the following new accounting standards were issued under Mexican Financial Reporting Standards the application of which is required as indicated. Except as noted below, we will adopt these standards as of January 1, 2008, and we are in the process of determining the impact of adopting these new standards on our financial reporting standards and results of operations.

     Financial Reporting Standard B-2, Estado de Flujo de Efectivo (Statement of Cash Flows). This new standard establishes general rules for the presentation, structure and preparation of a cash flow statement, as well as the disclosures supplementing such statement, which replaces the statement of changes in financial position. This standard requires that the statement show a company’s cash inflows and outflows during the period. Line items should be preferably presented gross. Cash flows from financing activities are now presented below those from investing activities (a departure from the statement of changes in financial position). In addition, this standard allows entities to determine and present their cash flows from operating activities using either the direct or indirect method.

     Financial Reporting Standard B-10, Efectos de la Inflación (Inflation Effects). This new standard defines two economic environments: (1) an inflationary environment, when cumulative inflation of three preceding years is 26% or more, in which case the effects of inflation should be recognized using the comprehensive method; and (2) a non-inflationary environment, when cumulative inflation of the three preceding years is less than 26%, in which case no inflationary effects should be recognized in the financial statements. Additionally, this standard eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified to retained earnings, if such gain or loss is realized. The gain or loss that is not realized will be maintained in stockholders’ equity and charged to current earnings of the period in which the originating item is realized. Based on current levels of inflation, we discontinued inflation accounting for all of our Mexican subsidiaries and Guatemalan, Nicaraguan, Panamanian, Colombian and Brazilian subsidiaries as of January 2008.

     Financial Reporting Standard B-15, Conversión de Monedas Extranjeras (Foreign Currency Translation). This new standard eliminates classification of integrated foreign operations and foreign entities and incorporates the concepts of accounting currency, functional currency and reporting currency. This standard establishes the procedures to translate the financial information of a foreign subsidiary: (1) from the accounting to the functional currency, and (2) from the functional to the reporting currency, and allows entities to present their financial statements in a reporting currency other than their functional currency.

     Financial Reporting Standard D-3, Beneficios a los Empleados (Labor Liabilities). This new standard addresses current and deferred employee profit sharing, which is referred to as PTU. Deferred PTU should be calculated using the same methodology established in Financial Reporting Standard D-4, Impuestos a la Utilidad (Income Taxes). It also includes the career salary concept and the amortization period of most items reduced to five years. Items will be amortized over a five-year period, or less, if employees’ remaining labor life is less than the:

  Beginning balance of the transition liability for severance and retirement benefits;

  Beginning balance of past service cost and changes to the plan;

  Beginning balance of gains and losses from severance benefits, according to actuarial calculations, should be amortized against the results of 2008; and

  Beginning balance of gains and losses from retirement benefits, according to actuarial calculations, should be amortized over a five-year period (net transition liability), with the option to fully amortize such item against the results of 2008.

     Financial Reporting Standard D-4, Impuestos a la Utilidad (Income Taxes). This new standard relocates accounting for current and deferred PTU to Financial Reporting Standard D-3, eliminates the permanent difference concept and redefines and incorporates various definitions.

U.S. GAAP

     The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated. Except as noted below, we do not anticipate that those new standards will have a significant impact on our consolidated financial position or results of operations.

     Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) Interpretation No. 39 Offsetting of amounts Related to Certain Contracts. This FSP amends paragraph 3 of FASB Interpretation No. 39, to replace the terms conditional contracts and exchange contracts with the term derivative instruments as defined in Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities. It also amends paragraph 10 of FASB Interpretation No. 39, Accounting for Offsetting of Amounts Related to Certain Contracts, to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with that paragraph. This FSP is effective for fiscal years beginning after November 15, 2007.

     SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This standard permits entities to choose to measure financial instruments and certain other items at fair value to mitigate volatility in reported earnings. SFAS No. 159 is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. According to this statement, the following are eligible items for the use of the fair value measurement: (a) recognized financial assets and financial liabilities; (b) firm commitments that would otherwise not be recognized at inception and that involve only financial instruments; (c) nonfinancial insurance contracts and warranties that the insurer can settle by paying a third party to provide those goods or services; and (d) host financial instruments resulting from separation of an embedded nonfinancial derivative instrument from a nonfinancial hybrid instrument. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We are in the process of determining the impact of adopting this new accounting principle will have on our consolidated financial position and results of operations.

     SFAS No. 141(R), Business Combinations – an amendment of SFAS No. 141. This statement requires (a) a company to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in preacquisition periods to expense all acquisition-related costs. SFAS No. 141(R) requires that any adjustments to an acquired entity’s deferred tax asset and liability balance that occur after the measurement period be recorded as a component of income tax expense. This accounting treatment is required for business combinations consummated before the effective date of SFAS No. 141(R) (non-prospective) otherwise SFAS No. 141(R) must be applied prospectively. Early adoption is prohibited. SFAS No. 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.

     SFAS No. 157, Fair Value Measurements. This statement establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. On February 12, 2008, the FASB issued FSP FAS 157-1 and FSP FAS 157-2, which remove leasing transactions accounted for under SFAS No. 13, “Accounting for Leases” from the scope of SFAS No. 157 and partially defer the effective date of SFAS No. 157 as it relates all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. We are in the process of determining the impact of adopting this new accounting principle will have on our consolidated financial position and results of operations.

     SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements. This statement has the following effects on an entities’ financial statements: (a) amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary; (b) changes the way the consolidated income statement is presented; (c) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation; (d) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (e) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent company and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 must be applied prospectively and early adoption is prohibited. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are in the process of determining the impact of adopting this new accounting principle will have on our consolidated financial position and results of operations.

Results of Operations

     The following table sets forth our consolidated income statement for the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,

	2007(1)	2007	2006	2005

	(in millions of U.S. dollars or millions
	of constant Mexican pesos
	at December 31, 2007, except per share data)
Revenues:
Net sales	$ 6,318	Ps. 68,969	Ps. 63,820	Ps. 59,181
Other operating revenues	26	282	226	461

Total revenues	6,344	69,251	64,046	59,642
Cost of sales	3,287	35,881	33,745	30,558

Gross profit	3,057	33,370	30,301	29,084
Operating expenses:
Administrative	343	3,749	3,540	3,348
Selling	1,665	18,174	16,510	15,763

	2,008	21,923	20,050	19,111

Income from operations	1,049	11,447	10,251	9,973
Other expenses, net	64	702	1,046	705
Integral result of financing:
Interest expense	196	2,139	2,252	2,757
Interest income	(56)	(613)	(383)	(378)
Foreign exchange (gain) loss, net	(9)	(99)	237	(12)
Gain on monetary position	(92)	(1,007)	(1,071)	(850)
Market value (gain) loss on ineffective portion of
derivative financial instruments	(10)	(114)	118	55

	29	306	1,153	1,572

Income before income taxes	956	10,439	8,052	7,696
Income taxes	305	3,336	2,555	2,698

Income before cumulative effect of change in	651	7,103	5,497	4,998
accounting principle
Cumulative effect of change in accounting principle, net
of taxes	—	—	—	24

Consolidated net income	$ 651	Ps. 7,103	Ps. 5,497	Ps. 5,022

Net majority income	$ 633	Ps. 6,908	Ps. 5,292	Ps. 4,895
Net minority income	18	195	205	127

Consolidated net income	$ 651	Ps. 7,103	Ps. 5,497	Ps. 5,022

Net majority income per share (U.S. dollars and
constant Mexican pesos per share):
Before change in accounting principle	$ 0.34	Ps. 3.74	Ps. 2.86	Ps. 2.65
Cumulative effect of change in accounting principle	—	—	—	0.01

Net majority income	$ 0.34	Ps. 3.74	Ps. 2.86	Ps. 2.66

________________
(1) Translation to U.S. dollar amounts at an exchange rate of Ps.10.9169 per US$ 1.00 solely for the convenience of the reader.

Operations by Segment

     The following table sets forth certain financial information for each of our segments for the years ended December 31, 2007, 2006 and 2005. See Note 25 to our consolidated financial statements for additional information by segment.

	Year Ended December 31,

	2007	2006	2005

	(millions of constant Mexican Pesos at December 31, 2007)

Total revenues
Mexico	Ps. 32,550	Ps. 31,540	Ps. 30,774
Central America(1)	4,808	4,559	4,026
Colombia	6,933	6,459	5,966
Venezuela	9,785	7,993	7,188
Argentina	4,034	3,458	3,256
Brazil	11,141	10,037	8,432

Gross profit
Mexico	Ps. 17,013	Ps. 16,703	Ps. 16,322
Central America(1)	2,248	2,111	1,933
Colombia	3,418	2,862	2,691
Venezuela	4,002	3,032	2,898
Argentina	1,599	1,362	1,279
Brazil	5,090	4,231	3,961

Income from operations
Mexico	Ps. 6,569	Ps. 6,626	Ps. 6,607
Central America(1)	715	641	549
Colombia	1,242	893	675
Venezuela	572	207	339
Argentina	492	442	491
Brazil	1,857	1,442	1,312
__________________
(1) Includes Guatemala, Nicaragua, Costa Rica and Panama.

Results of Operations for Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Consolidated Results of Operations

     Total Revenues. Consolidated total revenues increased 8.1% to Ps. 69,251 million in 2007, as compared to 2006, as a result of growth in all of our territories, with Mexico, Brazil and Venezuela representing more than 75% of this growth.

     Total sales volume increased 6.1% to 2,120.8 million unit cases in 2007, as compared to the previous year. Sales volume growth in Mexico, Brazil and Venezuela accounted for more than 75% of our incremental volumes. Sparkling beverages sales volume grew 5.7% to 1,791.0 million cases, driven by incremental volume across all of our territories. Sparkling beverage volume growth was mainly driven by the Coca-Cola brand, which accounted for close to 65% of incremental volume. In 2007, the operations outside Mexico contributed to 51% of our consolidated sparkling beverage volumes. A strong marketing campaign associated with the launching of Coca-Cola Zero in Mexico, Brazil and Argentina contributed to this growth.

     Consolidated average price per unit case increased 1.9% to Ps. 32.15 in 2007. Higher average prices per unit case for the sparkling beverages portfolio in most of our operations more than offset incremental volumes of bulk water in Mexico, which carry lower average unit price per unit case.

     Gross Profit. Our gross profit increased 10.1% to Ps. 33,370 million in 2007, as compared to the previous year, driven by revenue growth across all of our territories. Gross margin increased to 48.2% in 2007 from 47.3% in 2006, driven by revenue growth, which more than compensated for higher sweetener costs in Mexico.

     The components of cost of sales include raw materials (principally concentrate and sweeteners), packaging materials, depreciation expenses attributable to our production facilities, wages and other employment expenses associated with the labor force employed at our production facilities and certain overhead expenses. Concentrate prices are determined as a percentage of the retail price of our products in local currency net of applicable taxes. See “Item 4. Information on the Company—The Company—Raw Materials.”

     Operating Expenses. Consolidated operating expenses as a percentage of total revenues increased to 31.7% in 2007 from 31.3% in 2006. Operating expenses increased 9.3% year over year mainly as a result of (1) salary increases ahead of inflation in some of the countries in which we operate, (2) higher operating expenses due to increases in maintenance expenses and freight costs in some territories and (3) higher marketing investment in our major operations in connection with several initiatives intended to strengthen our presence in the market and build brand equity.

     Income from Operations. Consolidated operating income increased 11.7% to Ps. 11,447 million in 2007, as compared to 2006. Brazil, Colombia and Venezuela accounted for the majority of the incremental growth and more than offset a slight operating income decline in Mexico. Our consolidated operating margin grew 50 basis points to 16.5% in 2007, mainly driven by the improved operating leverage that resulted from higher revenues.

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

     In 2007, our integral result of financing decreased 73.5% to Ps. 306 million as compared to Ps. 1,153 million in 2006, mainly driven by (1) lower interest expenses due to lower total debt, (2) higher interest income coming from our increased cash position and (3) a non-hedge accounting derivative instrument gain as compared to a loss from the previous year.

     Other Expenses. Beginning in 2007, pursuant to Mexican Financial Reporting Standards, we recorded employee profit sharing in the “other expenses” line, instead of recording it in the “income tax” line. For comparison purposes we are reflecting this change in the 2006 information presented, which amounted to Ps. 300 million in 2006 and Ps. 300 million in 2007. Additionally the “other expenses” line reflects lower expenses in 2007, which were driven by a high comparable due to extraordinary items recorded for strategic projects in 2006. Other expenses decreased to Ps. 702 million in 2007 from Ps. 1,046 million in 2006.

     Income Taxes. Income taxes increased to Ps. 3,336 million in 2007 from Ps. 2,555 million in 2006. During 2007, income tax as a percentage of income before taxes was 32.0% as compared to 31.7% in 2006. The tax rate was higher in 2007 than in 2006, mainly due to a larger participation of our foreign operations in the consolidated results, which have higher statutory tax rates.

     Net Income. Consolidated majority net income was Ps. 6,908 million in 2007, an increase of 30.5% compared to 2006, resulting from an increase in operating income, lower net interest expenses recorded in 2007 and lower other expenses. Earnings per share, or EPS, were Ps. 3.74 (US$ 3.43 per ADS) in 2007, computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares).

Consolidated Results of Operations by Geographic Segment

Mexico

     Total Revenues. Total revenues in Mexico were Ps. 32,550 million in 2007, compared to Ps. 31,540 million in 2006, an increase of 3.2%, driven by 3.7% total sales volume growth, which more than compensated for lower average price per unit case. Average price per unit case was Ps. 29.18 in 2007, a decrease of 0.6% compared to Ps. 29.36 in 2006. Excluding bulk water, our average price per unit case was Ps. 34.24 during 2007, a 1.2% increase as compared to 2006.

     Total sales volume reached 1,110.4 million unit cases in 2007, an increase of 3.7% compared to 2006, driven by (1) 2.0% sales volume growth of sparkling beverages, accounting for almost 45% of the incremental volumes for the year, (2) sales volume growth in bulk water and (3) incremental volumes of bottled water in single serve presentations. Sparkling beverages volume growth was mainly driven by incremental volumes of the Coca-Cola brand, including the recent introduction of Coca-Cola Zero.

     Income from Operations. Gross profit totaled Ps. 17,013 million, representing a gross margin of 52.3% in 2007, a decrease of 70 basis points as compared to 2006, mainly resulting from an increase in the average cost per unit case driven by higher sweetener cost, which was partially offset by a decline in resin prices.

     Our operating income decreased 0.9% in 2007 to Ps. 6,569 million compared to Ps. 6,626 in 2006, resulting in a 20.2% operating margin compared to a 21.0% in 2006, as a result of lower gross profit combined with increases in marketing expenses.

Central America

     Total Revenues. Total revenues in Central America were Ps. 4,808 million in 2007, an increase of 5.5% as compared to 2006, mainly driven by incremental sales volume, which accounted for over 70% of the revenue growth. Average price per unit case decreased 1.0% to Ps. 37.40, as a result of strong volume growth in multi-serve presentations, which carry a lower average price per unit case.

     Total sales volume was 128.1 million unit cases in 2007, a 6.5% growth as compared to the previous year, as a result of strong volume increases in Costa Rica and Panama, which together accounted for almost 80% of the incremental sales volume. Sparkling beverage volume increased 5.1% in the year, contributing to over 70% of our growth in the region, and still beverages, excluding bottled water, accounted for the majority of the balance due to strong growth of Hi-C, a juice based product line, and Powerade, an isotonic beverage.

     Income from Operations. Gross profit totaled Ps. 2,248 million in 2007, an increase of 6.5% as compared to 2006, mainly driven by higher revenues.

     Lower costs driven by the appreciation of local currencies as applied to the U.S. dollar-denominated raw materials combined with light-weighting PET initiatives, resulted in a gross margin increase of 50 basis points to 46.8% in 2007.

     Operating income increased 11.5% to Ps. 715 million in 2007, as compared to 2006, driven by higher fixed cost absorption. Operating margin reached 14.9% in 2007, increasing 80 basis points as compared to 2006.

Colombia

     Total Revenues. Total revenues in Colombia reached Ps. 6,933 million in 2007, an increase of 7.3% as compared to 2006. Over 45% of revenue growth was driven by incremental volume, and higher average price per unit case represented the balance. Average price per unit case reached Ps. 35.05 for 2007, compared to Ps. 33.83 in 2006, recording an increase of 3.6% as a result of price increases implemented during the year.

     Total sales volume was 197.8 million unit cases in 2007, an increase of 3.6% as compared to 2006, mainly driven by 4.0% volume growth in the Coca-Cola brand combined with a 4.4% growth of bottled water volumes, in 2007 as compared to 2006.

     Income from Operations. Gross profit totaled Ps. 3,418 million in 2007, an increase of 19.4% as compared to 2006. The 10% appreciation of the Colombian peso as applied to our U.S. dollar denominated raw materials combined with lower sweetener costs and operating efficiencies, resulted in a gross margin expansion of 500 basis points from 44.3% in 2006 to 49.3% in 2007.

     Operating income totaled Ps. 1,242 million, an increase of 39.1%, reaching an operating margin of 17.9%, a margin improvement of 410 basis points as compared to 2006, driven by higher gross profit, which compensated for higher operating expenses.

Venezuela

     Total Revenues. Total revenues in Venezuela increased by 22.4% to Ps. 9,785 million in 2007, as compared to Ps. 7,993 million in 2006. Over 60% of revenue growth was driven by incremental volume, and higher average price per unit case, driven by a favorable product and packaging mix shift. Volume growth and average price per unit case increased by 7.0% to Ps. 46.74 in 2007 as compared to 2006, as a result of price increases implemented during the year and incremental volumes coming from non-returnable core brands, which carry higher average prices per unit case.

     During 2007, our sales volume grew 14.5% as compared to 2006, reaching 209.0 million unit cases. Sparkling beverages volume increase of 18.1% was mainly driven by volume growth in the Coca-Cola brand. Growth in sparkling beverages more than offset a decline in bottled water sales volume. Still beverages sales volume, excluding non-flavored water, grew 7.3% in 2007 as compared to 2006.

     Income from Operations. Gross profit totaled Ps. 4,002 million in 2007, representing a gross margin of 40.9% as compared to 37.9% in 2006, an increase of 300 basis points due to higher revenues combined with lower costs for non-returnable bottles.

     Operating expenses increased 21.4% in 2007 to Ps. 3,430 million due to salary increases implemented during the year and higher maintenance and freight costs. Operating income totaled Ps. 572 million in 2007, an increase from Ps. 207 million in 2006, resulting in an operating margin of 5.8% as compared to 2.6% in 2006, which still represents the lowest operating margin among our territories.

Argentina

     Total Revenues. Total revenues in Argentina reached Ps. 4,034 million, a 16.7% increase as compared to 2006. Over 55% of revenue growth was driven by incremental volume growth and higher average price per unit case, due to a favorable product and packaging mix shift. During 2007, our average price per unit case increased 6.6% as compared to the previous year, to Ps. 22.11 from Ps. 20.75 in 2006, which continues to represent the lowest among our territories.

     Total sales volume reached 179.4 million unit cases in 2007, an increase of 8.8% over 2006. In 2007, volume growth came from our core (sparkling beverages such as Coca-Cola, Fanta, Sprite, Lift, Fresca and other strong flavored sparkling beverage brands in some of our operations) and premium (comprised mainly of “light” products, which carry a higher average price per unit case) brands, which more than offset the volume decline of our value protection brands, which decreased 12.1% of total volume in 2006. The Coca-Cola brand accounted for over 80% of our incremental volumes in the year, driven by the introduction of Coca-Cola Zero. Still beverages, excluding bottled water, posted a volume growth over 40%, driven by incremental volume growth in the juice-based and flavored water products under the Cepita brand.

     Income from Operations. Gross profit totaled Ps. 1,599 million in 2007, an increase of 17.4% as compared with the previous year. Increases in labor costs and higher sweetener costs were offset by higher fixed-cost absorption due to higher revenues, resulting in a gross margin increase of 20 basis points, reaching 39.6% in 2007 compared with a 39.4% gross margin in 2006.

     Operating expenses increased 20.3% in 2007 as compared to 2006, mainly due to higher freight costs and salaries. Higher revenues offset incremental expenses, resulting in an increase in operating income of 11.3% to Ps. 492 million in 2007, as compared to the previous year. Our operating income margin reached 12.2% in 2007.

Brazil

     Net Revenues. Net revenues in Brazil reached Ps. 11,112 million in 2007, an increase of 11.2% as compared to 2006. Excluding beer, net revenues increased 12.0% to Ps. 10,358 million in 2007, as compared to the same period of 2006. Volume growth accounted for more than 95% of the incremental net revenues excluding beer. Excluding beer, average price per unit case increased 1.5% to Ps. 34.89 during 2007, driven by a product mix shift towards core brands, which carry higher average prices per unit case. Total revenues from beer were Ps. 782 million in 2007.

     Total sales volume excluding beer increased 10.2% to 296.1 million unit cases in 2007. The majority of this growth came from our sparkling beverages, which contributed to over 90% of our incremental volumes, with still beverage growth representing the balance. Sparkling beverages posted a 10.3% growth in 2007, driven by the Coca-Cola brand in multi-serve presentations and the introduction of Coca-Cola Zero. Still beverages, excluding bottled water, grew more than 65% for the year, driven by strong performance of Aquarius Still, the no-calorie flavored bottled water.

     Income from Operations. Gross profit totaled Ps. 5,090 million in 2007, an increase of 20.3% as compared to 2006. Lower average cost per unit case, resulting from (1) lower bottle costs, (2) lower sugar costs and (3) the appreciation of the Brazilian real as applied to our U.S. dollar-denominated raw materials, contributed to a gross margin improvement of 350 basis points to 45.7% in 2007.

     Operating income reached Ps. 1,857 million, an increase of 28.8% as compared to 2006, mainly driven by top line growth, resulting in an operating income margin of 16.7% in 2007. The 230 basis points increase in operating margin was due to an expansion in gross margin that more than compensated for (1) expenses related to projects intended to improve go-to-market execution and the distribution network (2) incremental marketing expenses partially associated with the introduction of Coca-Cola Zero and other sparkling beverages and (3) an increase in sales force due to our initiative to strengthen our presence and execution in certain retail segments. Operating expenses as a percentage of sales increased 120 basis points to 29.0% .

Results of Operations for Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Consolidated Results of Operations

     Total Revenues. Consolidated total revenues grew 7.4% to Ps. 64,046 million in 2006, compared to Ps. 59,642 million in 2005. The majority of the growth came from Brazil, Venezuela and Mexico, which accounted for 36%, 18% and 17% of the total incremental revenues, respectively.

     Consolidated sales volume reached 1,998.1 million unit cases in 2006 compared to 1,889.2 million unit cases in 2005, an increase of 5.8% . Sparkling beverage volume grew 5.8% as a result of sales volume increases in all of our territories. Sparkling beverage volume growth was mainly driven by the Coca-Cola brand, which accounted for close 70% of incremental volume. A strong marketing campaign, combined with our multi-segmentation strategies, contributed to this growth.

     Consolidated average price per unit case remained flat in real terms at Ps. 31.56 in 2006 as compared to Ps. 31.32 in 2005. Price increases implemented during the year, mainly in Venezuela, Central America, Brazil and Colombia, combined with a better packaging and product mix in Central America, Colombia and Venezuela offset price declines in Mexico and Argentina.

     Gross Profit. Our gross profit increased 4.2% to Ps. 30,301 million in 2006, compared to Ps. 29,084 million in 2005. Brazil and Mexico accounted for over 45% of this growth. Gross margin decreased 150 basis points as a result of higher cost per unit case in all of our territories, except Mexico and Argentina. Higher sweetener costs in all of our operations, combined with higher prices for plastic bottles in some of our territories and higher packaging costs due to a packaging mix shift towards non-returnable presentations, more than offset higher revenues.

     The components of cost of sales include raw materials (principally sparkling beverage concentrate and sweeteners), packaging materials, depreciation expenses attributable to our production facilities, wages and other employment expenses associated with the labor force employed at our production facilities and certain overhead expenses. Concentrate prices are determined as a percentage of the retail price of our products in local currency net of applicable taxes. See “Item 4. Information on the Company—The Company—Raw Materials.”

     Operating Expenses. Consolidated operating expenses as a percentage of total revenues declined to 31.3% in 2006 from 32.0% in 2005 due to higher fixed-cost absorption driven by incremental volumes and higher average price per unit case. Operating expenses in absolute terms increased 4.9% year over year mainly as a result of (1) salary increases ahead of inflation in some of the countries in which we operate, (2) higher operating expenses due to increases in maintenance expenses and freight costs in some territories, and (3) higher marketing investment in our major operations in connection with several initiatives intended to reinforce our presence in the market, and build brand equity.

     After conducting a thorough analysis, done by a third party, of the current conditions and expected useful life of our cooler inventories in our territories in Mexico, we decided to modify the useful life of our coolers from five to seven years in Mexico. We made this decision based on our equipment maintenance policy and our ability to better manage our cooler platform in the market place. This modification reduced our amortization expenses by Ps. 132 million in 2006, all of which was recognized in the fourth quarter, and increased our operating income by a similar amount. Excluding this change, our operating expenses would have increased by 5.5% during 2006.

     We incur various expenses related to the distribution of our products. We include these types of costs in the selling expenses line of our income statement. During 2006 and 2005, our distribution costs amounted to Ps. 8,494 million and Ps. 7,996 million, respectively. The exclusion of these charges from our cost of sales line may result in the amounts reported as gross profit not being comparable to other companies, which may include all expenses related to their distribution network in cost of sales when computing gross profit (or an equivalent measure).

     Income from Operations. Our consolidated operating income increased 2.8% to Ps. 10,251 million in 2006, compared with 2005, as a result of higher fixed-cost absorption due to higher revenues. Growth in operating income in Colombia, Central America and Brazil more than compensated for an operating income decline in Venezuela and Argentina. Our overall operating margin decreased 70 basis points to 16.0% during 2006 mainly due to higher cost per unit case. Excluding the adjustment mentioned above relate to the use of life of our coolers our operating income would have increased by 1.5% in 2006.

     Integral Result of Financing. In 2006, our integral result of financing decreased 26.7% to Ps. 1,153 million as compared to Ps. 1,572 million in 2005, mainly driven by lower interest expenses due to a decline in our debt position, which more than offset a foreign exchange loss resulting from the depreciation of the Mexican peso against the U.S. dollar as applied to our net liability position denominated in foreign currency, compared to a gain, recorded in 2005, derived from the appreciation of the Mexican peso against the U.S. dollar, as applied to our U.S. dollar-denominated debt.

     Other Expenses, net. Other expenses, net increased to Ps. 1,046 million in 2006 from Ps. 705 million in 2005, mainly driven by one-time costs associated with restructuring initiatives in some of our operations.

     Income Taxes. Income taxes decreased to Ps. 2,555 million in 2006 from Ps. 2,698 million in 2005. During 2006, income tax as a percentage of income before taxes was 31.7% as compared to 35.0% in 2005. During the year, our effective tax rate was benefited by a reduction in the statutory tax rates in some of our operations.

     Net Income. Our consolidated net majority income was Ps. 5,292 million during 2006, an increase of 8.1% compared to 2005, driven by (1) higher operating income, (2) lower interest expense, and (3) a reduction in our effective tax rate. EPS were Ps. 2.86 (US$ 2.45 per ADS), computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares).

Consolidated Results Of Operations By Geographic Segment

Mexico

     Total Revenues. Total revenues in Mexico were Ps. 31,540 million in 2006, compared to Ps. 30,774 million in 2005, an increase of 2.5%, driven by 4.5% total sales volume growth, which more than compensated for lower average price per unit case. Average price per unit case was Ps. 29.36 in 2006, a decrease of 2.1% compared to Ps. 29.98 in 2005. Sparkling beverages average price per unit case was Ps. 33.73 during 2006, a 2.0% decline as compared to 2005.

     Total sales volume reached 1,070.7 million unit cases in 2006, an increase of 4.5% compared to 2005, driven by (1) 4.4% sales volume growth of the sparkling beverages segment, accounting for more than 75% of the incremental volumes for the year, (2) strong volume growth in the non-flavored water category, and (3) strong volume growth in the still beverages segment. Sparkling beverages volume growth was mainly driven by incremental volumes of the Coca-Cola brand, which contributed to more than 90% percent of total sparkling beverages incremental volumes.

     Income from Operations. Gross profit totaled Ps. 16,703 million, representing a gross margin of 52.9% in 2006, a decrease of 10 basis points as compared to 2005, driven by lower average prices per unit case, which more than offset a slight improvement in average cost per unit case. Resin price decreases more than offset higher sweetener costs during the year and the depreciation of the Mexican peso as applied to our U.S. dollar denominated costs, resulting in the slight improvement in average cost per unit case.

     Our operating income in 2006 was Ps. 6,626 million, compared to Ps. 6,607 in 2005, representing a slight increase. However, lower average prices per unit case combined with higher operating expenses due to additional investment in information technology and non-recurring expenses resulted in an operating margin decline from 21.5% in 2005 to 21.0% in 2006. As mentioned above, during the year we decided to modify the useful life of our coolers from five to seven years. This modification reduced our amortization expenses by Ps. 132 million in 2006 and increased our operating income by a similar amount. Excluding this change, our Mexican operating expenses would have increased by 4.6% mainly due to higher marketing expenses, in addition to the reasons described above, and our operating income would have decreased by 1.0% for the year.

Central America

     Total Revenues. Total revenues in Central America were Ps. 4,559 million in 2006, an increase of 13.2% as compared to 2005, mainly driven by incremental sales volume, which accounted for over 70% of the revenue growth, and higher average prices per unit case comprised the balance. Average price per unit case increased 4.1% to Ps. 37.79, mainly as a result of price increases implemented during the year and incremental volumes in non-returnable packages, which carry a higher average price per unit case.

     Total sales volume was 120.3 million unit cases in 2006, a 10.0% growth as compared to the previous year as a result of strong volume increases in Nicaragua and Costa Rica, which together accounted for over 80% of the incremental sales volume. Sparkling beverages volume increased 6.7% in the year, contributing to over 60% of our growth in the region, and still beverages, excluding non-flavored water, accounted for the majority of the balance.

     Income from Operations. Gross profit totaled Ps. 2,111 million in 2006, an increase of 9.2% as compared to 2005, mainly driven by higher revenues. Higher sweetener costs and packaging due to a packaging mix shift towards non-returnable presentations, which carry higher cost, more than offset operating leverage achieved during the year due to higher revenues, resulting in a margin decline of 170 basis points to 46.3% in 2006.

     Operating income reached Ps. 641 million in 2006, resulting in an operating income margin of 14.1%, an improvement of 40 basis points as compared to 2005, driven by higher fixed-cost absorption.

Colombia

     Total Revenues. Total revenues in Colombia reached Ps. 6,459 million in 2006, an increase of 8.3% as compared to 2005. Over 70% of revenue growth was driven by incremental volume, and higher average price per unit case represented the balance. Average price per unit case reached Ps. 33.83 for 2006, compared to Ps. 33.18 in 2005, recording an increase of 2.0% as a consequence of price increases implemented during the year as well as volume growth of the Coca-Cola brand in non-returnable presentations, which carry higher average price per unit case and constituted the majority of the incremental volumes.

     Total sales volume was 190.9 million unit cases in 2006, an increase of 6.2% as compared to 2005, mainly driven by 10% volume growth in the Coca-Cola brand, which more than offset a decline in flavored sparkling beverages. Non-flavored bottled water volumes grew 5.5% in 2006 as compared to 2005. The growth of Coca-Cola brand was driven by the successful implementation of our multi-segmentation strategy.

     Income from Operations. Gross profit totaled Ps. 2,862 million in 2006, an increase of 6.3% as compared to 2005. As percentage of total revenues, our gross margin decline of 80 basis points to 44.3% for the year as compared to 45.1% in 2005. Higher packaging costs, driven by a packaging mix shift towards non-returnable plastic bottle presentations, which accounted for the majority of the growth during year and higher sweetener costs, were partially offset by savings achieved from the light-weighting bottle initiative.

     Operating income totaled Ps. 893 million, an increase of 32.3%, reaching an operating margin of 13.8%, a margin improvement of 190 basis points as compared to 2005, driven by improvements in our distribution network and higher fixed cost absorption due to higher revenues.

Venezuela

     Total Revenues. Total revenues in Venezuela increased by 11.2% to Ps. 7,993 million in 2006, as compared to Ps. 7,188 million in 2005. Volume growth and average price increases, driven by a favorable product and packaging mix shift, contributed equally to our incremental revenues in the year. Average price per unit case increased by 5.1% to Ps. 43.66 in 2006 as compared to 2005, as a result of price increases implemented during the year and incremental volumes coming from non-returnable core brands, which carry higher average prices per unit case.

     During 2006, our sales volume grew 5.9% as compared to 2005, reaching 182.6 million unit cases. Sparkling beverage volume increase of 7.2%, mainly driven by flavored sparkling beverages, more than offset a decline in the non-flavored bottled water sales volume in the bulk presentation. Still beverages sales volume, excluding non-flavored water, grew 8.3% in 2006 as compared to 2005, reaching 4.8% of our total volumes for the year, mainly driven by the growth of the ready-to-drink tea brand Nestea.

     Income from Operations. Gross profit totaled Ps. 3,032 million in 2006, representing a gross margin of 37.9% as compared to 40.3% in 2005, a decrease of 240 basis points. This decline was a result of higher raw material prices, salary increases ahead of inflation and higher packaging costs. Higher packaging costs were driven by a shift in packaging mix towards non-returnable presentations, which grew as a percentage of our total sales volume to 81.1% in 2006 from 72.2% in 2005.

     Operating expenses increased 10.4% in 2006 due to salary increases implemented during the year and higher maintenance and freight costs. Operating income totaled Ps. 207 million in 2006, a decrease from Ps. 339 million in 2005, resulting in an operating margin of 2.6% as compared to 4.7% in 2005. The decrease was a result of a reduction in gross profit and increases in operating expenses.

Argentina

     Total Revenues. Total revenues in Argentina reached Ps. 3,458 million, a 6.2% increase as compared to 2005, driven by sales volume growth, which more than compensated for the decline in average price per unit case. During 2006, our average price per unit case declined 0.8% as compared to the previous year, to Ps. 20.75 from Ps. 20.91 in 2005. Product mix shift towards core and premium brands in single-serve packages, which carry higher average prices per unit case, only partially offset yearly inflation.

     Total sales volume reached 164.9 million unit cases in 2006, an increase of 9.9% over 2005. In 2006, volume growth came from our core and premium brands, which more than offset the volume decline of our value protection brands, which decreased from 13.3% of total volume in 2005 to 12.1% in 2006. The Coca-Cola brand accounted for over 65% of our incremental volumes in the year and flavored sparkling beverages represented the majority of the balance. Still beverages, excluding non-flavored bottled water, more than doubled in sales volume during the year from a very low base in 2005, driven by incremental volume growth in the juice-based and flavored water products under the Cepita brand and the introduction of a no-calorie flavored water product under the Dasani brand.

     Income from Operations. Gross profit totaled Ps. 1,362 million in 2006, an increase of 6.5% as compared with the previous year. Increases in labor costs and higher resin and sweetener prices were offset by higher fixed-cost absorption due to higher revenues, resulting in a stable gross margin of 39.4% in 2006 compared with a 39.3% gross margin in 2005.

     Operating expenses increased 16.7% in 2006 as compared to 2005, mainly due to higher freight costs and salaries, resulting in a 10.0% decline in our operating income to Ps. 442 million as compared to the previous year. Our operating income margin decreased 230 basis points to 12.8% in 2006 from 15.1% in 2005.

Brazil

     In January 2006, FEMSA Cerveza acquired an indirect controlling stake in Cervejarias Kaiser. As of February 2006, Coca-Cola FEMSA has subsequently agreed to continue to distribute the Kaiser beer portfolio and to resume the sales function in São Paulo, Brazil, consistent with the arrangements in place prior to 2004. Beer sales volume is not included in our sales volume for the 2006 period, although net revenues and costs from beer sales are recorded in our income statement. In 2005, we did not include beer that we distributed in Brazil in our sales volumes or record net revenues and costs in our income statement. Instead, the net amount we received for distributing beer in Brazil is included in other revenues. Therefore, financial information for 2006 and 2005 is not comparable.

     Net Revenues. Net revenues in Brazil reached Ps. 9,990 million in 2006, an increase of 21.7% as compared to 2005. Excluding beer, net revenues increased 12.6% to Ps. 9,239 million in 2006, as compared to the same period of 2005. Volume growth accounted for more than 75% of the incremental net revenues excluding beer. Excluding beer, average price per unit case increased 5.8% to Ps. 34.38 during 2006, driven by a product mix shift towards the core brands, which carry higher average prices per unit case. Total revenues from beer were Ps. 750 million in 2006.

     Total sales volume excluding beer increased 6.4% to 268.7 million unit cases in 2006. The majority of this growth came from our sparkling beverages, which contributed to over 80% of our incremental volumes, with non-flavored bottled water growth representing the balance. Sparkling beverages posted a 5.7% growth in 2006, driven by the Coca-Cola brand. During 2006, returnable presentations reached 10.5% of our total sales volume, as compared to 8.1% in 2005 driven by the successful performance of the 1.0 liter returnable glass presentation for the Coca-Cola brand and the introduction of the Fanta brand in the same presentation. Non-flavored bottled water sales volume grew 13% for the year, driven by an increased marketing and execution focus on our proprietary still bottled water brand Crystal.

     Income from Operations. Gross profit totaled Ps. 4,231 million in 2006, an increase of 6.8% as compared to 2005, in spite of higher costs per unit cases driven by the inclusion of beer costs and increases in sugar prices year over year, which were partially offset by the appreciation of the Brazilian real against the U.S. dollar, as applied to our raw material costs denominated in U.S. dollars. Our gross margin was 42.2% in 2006.

     Operating income reached Ps. 1,442 million, an increase of 9.9% as compared to 2005, mainly driven by top line growth, resulting in an operating income margin of 14.4% in 2006. Operating expenses as a percentage of sales declined 360 basis points to 27.8%, mainly due to improved operating leverage from an increase in sales volume and the implementation of better commercial practices.

Liquidity and Capital Resources

     Liquidity. The principal source of our liquidity is cash generated from operations. A significant majority of our sales are on a cash basis with the remainder on a short-term credit basis. We have traditionally been able to rely on cash generated from operations to fund our working capital requirements and our capital expenditures. Our working capital benefits from the fact that most of our sales are made on a cash basis, while we generally pay our suppliers on credit. In addition to cash generated from operations, we have used new borrowings to fund acquisitions of new territories. We have relied on a combination of borrowings from Mexican and international banks and issuances in the Mexican and international capital markets.

     Our total indebtedness was Ps. 18,916 million as of December 31, 2007, as compared to Ps. 20,218 million as of December 31, 2006. Short-term debt and long-term debt were Ps. 4,814 million and Ps. 14,102 million, respectively, as of December 31, 2007, as compared to Ps. 3,419 million and Ps. 16,799 million respectively, as of December 31, 2006. As of December 31, 2007, cash and cash equivalents, comprised of 50% Mexican pesos, 33% Brazilian reais and 4% U.S. dollars, were Ps. 7,542 million, as compared to Ps. 5,074 million as of December 31, 2006.

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

     We continuously evaluate opportunities to pursue acquisitions or engage in joint venture or other strategic transactions. We would expect to finance any significant future transactions with a combination of any of cash from operations, long-term indebtedness and capital stock of our company.

     Sources and Uses of Cash. The following table summarizes the sources and uses of cash for each of the three years in the period ended December 31, from our statement of changes in financial position:

	Principal Sources and Uses of Cash
	Year ended December 31,

	(in millions of U.S. dollars and millions of constant
	Mexican pesos at December 31, 2007)

	2007	2007	2006	2005

Net resources generated by operations	$ 822	Ps. 8,961	Ps. 9,351	Ps. 7,392
Net resources used in investing activities(1)	(435)	(4,752)	(3,353)	(2,568)
Net resources used in financing activities(2)	(160)	(1,741)	(3,512)	(6,750)
Dividends declared and paid	(76)	(831)	(743)	(687)
______________
(1)	Includes property, plant and equipment, investment in shares and other assets.
(2)	Includes dividends declared and paid.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2007:

	Maturity

	(in millions of Mexican pesos)
	Less than		4 –5	In excess
	1 year	1-3 years	years	of 5 years	Total

Debt(1)
Mexican pesos	Ps. 3,750	Ps. 1,500	Ps. 3,333	Ps. 4,217	Ps.12,800
U.S. dollars	132	3,199	1,847	-	5,178
Venezuelan bolivars	425	-	-	-	425
Argentine pesos	500	-	-	-	500

Capital Leases
U.S. dollars	5	8	-	-	13
Interest Payments on Debt(2)
Mexican pesos	902	1,963	749	426	4,040
U.S. dollars	330	400	105	-	835
Venezuelan bolivars	12	-	-	-	12
Argentine pesos	18	-	-	-	18

Interest Rate Swaps(3)
Mexican pesos	(21)	(9)	13	-	(17)
Cross Currency Swaps(4)
Mexican pesos to U.S. dollars(5)	3	-	32	-	35
U.S. dollars to Colombian pesos(6)	22	-	-	-	22

Forward Contracts
Agreements to purchase Mexican pesos(7)	9	-	-	-	9
Operating Leases
Mexican pesos	178	385	-	662	1,225
Brazilian reais	77	164	22	-	263
Commodity Hedge Contracts
Sugar	24	-	-	-	24
Expected Benefits to be Paid for Pension	108	283	121	468	979
Plan and Seniority Premium
Other Long-Term Liabilities(8)	-	-	-	3,625	3,625
______________
(1)	Excludes the effect of cross currency swaps.
(2)
Interest was calculated using debt as of and nominal interest rate amounts in effect on December 31, 2007. Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 10.8662 per U.S. dollar, the exchange rate quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2007, and were not restated in constant Mexican pesos at December 31, 2007.

(3)	Reflects the market value as of December 31, 2007.
(4)
Includes cross currency swap contracts held as of December 31, 2007. U.S. dollars denominated amounts were translated to Mexican pesos as described in footnote (2) above. These cross currency swaps are not considered hedges for accounting purposes.

(5)
Cross-currency swaps from Mexican pesos to U.S. dollars with a notional amount of Ps. 1,091 million with maturity date as of September 15, 2008, Ps. 166 million with maturity date as of September 15, 2011, Ps. 328 million with maturity date as of December 2, 2011 and Ps. 989 million with maturity date as of December 5, 2011.

(6)	Cross-currency swaps from U.S. dollars to Colombian pesos with a notional amount of US$ 20 million with maturity date as of September 15, 2008.
(7)	Forward contracts with notional amount of Ps. 1,113 million with settlement date as of June 6, 2008. These forward contracts are not considered hedges for accounting purposes.
(8)
Other long-term liabilities reflects liabilities whose maturity dates are undefined and depends on a series of circumstances out of our control, therefore these liabilities have been considered to have a maturity of more than five years.

Debt Structure

     The following chart sets forth the current debt breakdown of our company and its subsidiaries by currency and interest rate type as of December 31, 2007:

	Percentage of	Average	Average Adjusted
Currency	Total Debt(1)	Nominal Rate(2)	Rate(1)(3)

U.S. dollars	46.5%	6.5%	6.4%
Mexican pesos	48.5%	8.3%	8.9%
Venezuelan bolivars	2.3%	10.7%	15.7%
Argentine pesos	2.7%	10.6%	11.0%
_________________
(1)
Includes the effect of derivative contracts held by us as of December 31, 2007, including cross currency swaps from U.S. dollars to Colombian pesos, Mexican pesos to U.S. dollars and a U.S. dollar forward position.

(2)	Annual weighted average interest rate per currency as of December 31, 2007.
(3)
Annual weighted average interest rate per currency as of December 31, 2007 after giving effect to interest rate and cross currency swaps. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk––Interest Rate Risk.”

Summary of Significant Debt Instruments

     The following is a brief summary of our significant long-term indebtedness with restrictive covenants outstanding as of December 31, 2007:

     7.25% Notes Due 2009. On July 11, 1997, our subsidiary Panamco issued 7.25% Senior Notes Due 2009, of which US$ 290 million remain outstanding as of December 31, 2007. We guaranteed these notes on October 15, 2003 and they were assumed by our subsidiary Propimex S.A. de C.V., or Propimex, as a result of the merger of Panamco into Propimex. The indenture imposes certain conditions upon a consolidation or merger by us or Propimex and restricts the incurrence of liens and sale and leaseback transactions by Propimex.

     Bank Loans. As of December 31, 2007, we had a number of loans with individual banks in both Mexican pesos and U.S. dollars with an aggregate principal amount of Ps. 6,397 million. These bank loans contain restrictions on liens, fundamental changes such as mergers and sale of certain assets. In addition, we are required to comply with a maximum net leverage ratio. Finally, there is a mandatory prepayment clause in which the lender has the option to require us to prepay such loans upon a change of control.

     Mexican Peso Bonds (Certificados Bursátiles). During 2003, we established a program for and issued the following certificados bursátiles in the Mexican capital markets:

Issue Date	Maturity	Amount	Rate

2003	2008	Ps. 1,250 million	182-day CETE(1) + 120 bps
2003	2008	Ps. 2,500 million	91-day CETE(1) + 115 bps
2003	2009	Ps. 500 million	9.90% Fixed
2003	2010	Ps. 1,000 million	10.40% Fixed
_______________
(1) CETE means the Certificados de Tesorería del Gobierno Federal (the Federal Government Treasury Certificates).

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
_______________
(1) TIIE means the Tasa de Interés Interbancaria de Equilibrio (the Equilibrium Interbank Interest Rate).

     Our 2007 certificados bursátiles contain reporting obligations in which we will furnish to the bond holders, audited financial reports and consolidated financial reports.

     We are in compliance with all of our restrictive covenants as of December 31, 2007. A significant and prolonged deterioration in our consolidated results of operations could cause us to cease to be in compliance under certain indebtedness in the future. We can provide no assurances that we will be able to incur indebtedness or to refinance existing indebtedness on similar terms in the future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contingencies

     We have various contingencies, for which reserves have been recorded in those cases where we believe the results of an unfavorable resolution is probable. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Most of these contingencies have been recorded as reserves resulting in an increase in the intangibles recorded in connection with the Panamco acquisition. Any amounts required to be paid in connection with these contingencies would be required to be paid from available cash. The following table presents the nature and amount of the recorded loss contingencies as of December 31, 2007:

	Short-Term	Long-Term	Total

Tax	Ps. -	Ps. 1,194	Ps. 1,194
Legal	-	249	249
Labor	-	341	341

Total	Ps. -	Ps. 1,784	Ps. 1,784

     We have other loss contingencies for which we have not recorded a reserve in particular, we have entered into legal proceedings with labor unions and tax authorities. These proceedings are in the ordinary course of business and are common to the industry in which we operate. The aggregate amount of damages sought in these proceedings is US$ 148 million (Ps. 1,616 million). These contingencies were classified by our legal counsel as less than probable but more than remote of being settled against us. However, we believe that the ultimate resolution of such legal proceedings will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. These contingencies or our assessment of them may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies.

     As is customary in Brazil, we have been requested by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 1,172 million as of December 31, 2007, by pledging fixed assets and entering into available lines of credit.

Capital Expenditures

     The following table sets forth our capital expenditures, including investment in property, plant and equipment, bottles and cases and deferred charges, for the periods indicated on a consolidated and by segment basis:

Consolidated Capital Expenditures

	Year ended December 31,

	2007	2006	2005

	(millions of constant Mexican pesos at
	December 31, 2007)
Property, plant and equipment	Ps. 2,263	Ps. 1,670	Ps. 1,195
Bottles and cases	609	596	564
Deferred charges and other investments	810	597	757

Total	Ps. 3,682	Ps. 2,863	Ps. 2,516

Capital Expenditures by Segment

	Year Ended December 31,

	2007	2006	2005

	(millions of constant Mexican pesos at
	December 31, 2007)
Mexico	Ps. 1,945	Ps. 1,521	Ps. 942
Central America	328	78	218
Colombia	643	586	434
Venezuela	(9)	221	517
Argentina	279	220	146
Brazil	496	237	259

Total	Ps. 3,682	Ps. 2,863	Ps. 2,516

     Our capital expenditures in 2007 focused on investments in returnable bottles and cases, increasing plant operating capacity, placing refrigeration equipment with retailers and, improving the efficiency of our distribution infrastructure. Through these measures, we strive to improve our profit margins and overall profitability.

     We have budgeted up to US$ 470 million for our capital expenditures in 2008. Our capital expenditures in 2008 are primarily intended for:

  investments in manufacturing lines;

  returnable bottles and cases;

  market investments (primarily for the placement of refrigeration equipment); and

  improvements throughout our distribution network.

     We estimate that our projected capital expenditures for 2008 will be evenly divided between our Mexican and non-Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2008. Our capital expenditure plan for 2008 may change based on market and other conditions and our results of operations and financial resources.

     Historically, The Coca-Cola Company has contributed to our capital expenditure program. We generally utilize these contributions for the placement of refrigeration equipment with customers, particularly in Mexico, and other initiatives that promote volume growth of Coca-Cola trademark beverages. Such payments may result in a reduction in our selling expenses line. Contributions by The Coca-Cola Company are made on a discretionary basis. Although we believe that The Coca-Cola Company will make additional contributions in the future to assist our capital expenditure program, we can give no assurance that any such contributions will be made.

Hedging Activities

     We hold or issue derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

     The following table provides a summary of the fair value of derivative instruments as of December 31, 2007. The fair market value is obtained mainly from our internal automated system and confirmed by external sources, which are also our counterparties to the relevant contracts.

Fair Value
At December 31, 2007
(in millions of constant Mexican pesos)

	Maturity	Maturity		Maturity in	Total
	less than 1	1 – 3	Maturity	excess of 5	fair
	year	years	4 – 5 years	years	value

Quoted prices	(21)	(9)	13	–	(17)

U.S. GAAP Reconciliation

     The principal differences between Mexican Financial Reporting Standards and U.S. GAAP that affect our net income and stockholders’ equity relate to the accounting for:

  restatement of prior year financial statements;

  classification differences;

  deferred promotional expenses;

  intangible assets;

  restatement of imported equipment;

  capitalization of integral result of financing;

  derivative financial instruments;

  deferred income tax and employee profit sharing and uncertain tax positions;

  labor liabilities;

  minority interest;

  statement of cash flows;

     A more detailed description of the differences between Mexican Financial Reporting Standards and U.S. GAAP as they relate to us and a reconciliation of majority net income and majority stockholders’ equity under Mexican Financial Reporting Standards to net income and stockholders’ equity under U.S. GAAP are contained in Notes 26 and 27 to our consolidated financial statements.

     Pursuant to Mexican Financial Reporting Standards, our consolidated financial statements recognize certain effects of inflation in accordance with Bulletins B-10 and B-12. These effects were not reversed in the reconciliation to U.S. GAAP.

     Under U.S. GAAP, we had net income of Ps. 6,765 million in 2007, Ps. 5,104 million in 2006, and Ps. 4,809 million in 2005. Net income as reconciled to U.S. GAAP was lower than majority net income as reported under Mexican Financial Reporting Standards by Ps. 143 million in 2007, lower by Ps. 188 million in 2006, and lower by Ps. 86 million in 2005.

     Stockholders’ equity under U.S. GAAP was Ps. 49,472 million, Ps. 41,770 million, and Ps. 36,439 million in 2007, 2006, and 2005, respectively. Compared to majority stockholders’ equity under Mexican Financial Reporting Standards, stockholders’ equity under U.S. GAAP was higher by Ps. 332 million, lower by Ps. 1,210 million, and lower by Ps. 1,591 million in 2007, 2006 and 2005, respectively.

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

     In accordance with our bylaws and article 24 of the Mexican Securities Law, at least 25% of the members of our board of directors must be independent (as defined by the Mexican Securities Law).

     In addition, shareholders holding duly paid Series B Shares or any duly paid limited voting shares that did not vote in favor of the directors elected, either individually or acting together with other dissenting shareholders of any series, are entitled to elect one additional director and the corresponding alternate director for each 10% of our outstanding capital stock held by such individual or group and to remove one director and the corresponding alternate. The board of directors may designate interim directors in the case that a director is absent or an elected director and corresponding alternate are unable to serve; the interim directors serve until the next shareholders meeting, at which the shareholders elect a replacement.

     Our bylaws provide that the board of directors shall meet at least four times a year. Actions by the board of directors must be approved by at least a majority of the directors present and voting, which (except under certain limited circumstances) must include at least two directors elected by the Series D Shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.” The chairman of the board of directors, the chairman of our audit or corporate practices committee, or at least 25% of our directors may call a board of directors’ meeting to include matters in the meeting agenda.

     See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for information on relationships with certain directors and senior management.

As of April 30, 2008, our board of directors had the following members:

Series A Directors

José Antonio Fernández Carbajal(1)	Born:	February 1954
Director	First elected:	1993
	Term expires:	2009
	Principal occupation:	Chief Executive Officer, FEMSA.
	Other directorships:	Chairman of the board of directors of
FEMSA. Vice-Chairman of the board of
directors of Instituto Tecnológico de
Estudios Superiores de Monterrey, which
we refer to as ITESM. Member of the
boards of directors of Grupo Financiero
BBVA Bancomer, Grupo Bimbo, Grupo
Televisa, Industrias Peñoles and
Controladora Vuela Compañia de Aviación
(Volaris).
	Business experience:	Held directorships at FEMSA Cerveza’s
Commercial Division and the Oxxo Retail
Chain. Has experience in the strategic
planning department of FEMSA and has
been involved in many managerial and
operational aspects of FEMSA’s businesses.
	Education:	Holds a degree in Industrial Engineering
and an MBA from ITESM.
	Alternate director:	Alfredo Livas Cantú

Alfonso Garza Garza(2)	Born:	July 1962
Director	First elected:	1996
	Term expires:	2009
	Principal occupation:	Vice President of Human Resources,
FEMSA.
	Other directorships:	Alternate director of FEMSA and member
of the boards of directors of the Hospital
San José Tec de Monterrey and ITESM.
	Business experience:	Has experience in several FEMSA business
units and departments, including Domestic
Sales, International Sales, Procurement and
Marketing, mainly in FEMSA Empaques,
FEMSA Cerveza and was General Director
of FEMSA Empaques.
	Education:	Holds a degree in Industrial Engineering
from ITESM and an MBA from Instituto
Panamericano de Alta Dirección de
Empresa, which we refer to as IPADE.
	Alternate director:	Paulina Garza de Marroquín(3)

Series A Directors

José Luis Cutrale	Born:	September 1946
Director	First elected:	2004
	Term expires:	2009
	Principal occupation:	General Director of Sucocítrico Cutrale.
	Other directorships:	Member of the boards of directors of
Cutrale North America, Cutrale Citrus
Juice, and Citrus Products.
	Business experience:	Founding partner of Sucocitrico Cutrale and
member of ABECITRUS (the Brazilian
Association of Citrus Exporters) and CDES
(the Brazilian Government’s Counsel for
Economic and Social Development).
	Alternate director :	José Luis Cutrale, Jr.

Carlos Salazar Lomelín	Born:	April 1951
Director	First elected:	2001
	Term expires:	2009
	Principal occupation:	Chief Executive Officer, Coca-Cola
FEMSA.
	Business experience:	Has held managerial positions within
FEMSA, including Grafo Regia and
Plásticos Técnicos Mexicanos. Served as
Chief Executive Officer of FEMSA Cerveza
until 2000.
	Education:	Holds a degree in Economics from ITESM,
a graduate degree in Economic
Development in Italy from the Instituto di
Studio per lo Sviluppo Economico Milano y
Napoles and an MBA from ITESM.
	Alternate director:	Max Michel Suberville

Ricardo Guajardo Touché	Born:	May 1948
Director	First elected:	1993
	Term expires:	2009
	Principal occupation:	Former Chairman of the board of directors
of Grupo Financiero BBVA Bancomer.
	Other directorships:	Member of the boards of directors of BBVA
Bancomer, Grupo Bimbo, El Puerto de
Liverpool, Alfa, Grupo Aeroportuario del
Sureste (ASUR) and FEMSA.
	Business experience:	Has held senior executive positions in
FEMSA, Grupo AXA, S.A. de C.V. and
Valores Monterrey, S.A. de C.V.
	Education:	Holds degrees in Electrical Engineering
from ITESM and the University of
Wisconsin and a Masters Degree from the
University of California at Berkeley.
	Alternate director:	Eduardo Padilla Silva

Series A Directors

Mariana Garza de Treviño(3)	Born:	April 1970
Director	First elected:	2007
	Term expires:	2009
	Principal occupation:	Private Investor
	Other directorships:	Member of the boards of directors of
Hospital San José and Museo de Historia
Mexicana and alternate director of the board
of directors of FEMSA.
	Education:	Holds a degree in Industrial engineering
from ITESM and a Master of International
Management from Thunderbird American
Graduate School of International
Management.
	Alternate director:	Barbara Garza de Braniff(3)

Federico Reyes García	Born:	September 1945
Director	First elected:	1993
	Term expires:	2009
	Principal occupation:	Corporate Development Officer of FEMSA.
	Business experience:	Served as Vice President of Finance and
Corporate Development of FEMSA,
Director of Corporate Staff at Grupo AXA,
a major manufacturer of electrical
equipment, and Chief Executive Officer of
Seguros Monterrey and Fianzas Monterrey.
Has extensive experience in the insurance
sector.
	Education:	Holds a degree in Business and Finance
from ITESM.
	Alternate director:	Alejandro Bailleres Gual

Javier Astaburuaga Sanjines	Born:	July 1959
Director	First elected:	2006
	Term expires:	2009
	Principal occupation:	Chief Financial Officer and Executive Vice
President of Strategic Development of
FEMSA
	Business experience:	Joined FEMSA as a financial information
analyst and later acquired experience in
corporate development, administration and
finance, held various senior positions at
FEMSA Cerveza between 1993 and 2001,
including Chief Financial Officer and for
two years prior to his current position, was
FEMSA Cerveza’s Director of Sales for the
north region of Mexico. Prior to his current
position, was FEMSA Cerveza’s Co-Chief
Executive Officer.
	Education:	Holds a degree in accounting from ITESM.
	Alternate director:	Francisco José Calderón Rojas

Series A Directors

Alfonso González Migoya	Born:	January 1945
Director	First elected:	2006
	Term expires:	2009
	Principal occupation:	Independent Consultant.
	Other directorships:	Member of the board of directors and
Chairman of the audit committee of Banco
Regional de Monterrey, S.A.; Member of
the board of directors of Ecko, S.A. and
Berel, S.A.
	Business experience:	Served from 1995 until 2005 as Corporate
Director of Grupo Industrial Alfa.
	Education:	Holds a degree in Mechanical engineering
from ITESM and an MBA from the
Stanford Graduate School of Business.
	Alternate director:	Francisco Garza Zambrano

Daniel Servitje Montul	Born:	April 1959
Director	First elected:	1998
	Term expires:	2009
	Principal occupation:	Chief Executive Officer, Grupo Bimbo.
	Other directorships:	Member of the boards of directors of Banco
Nacional de Mexico and Grupo Bimbo.
	Business experience:	Served as Vice President of Grupo Bimbo.
	Education:	Holds a degree in Business from the
Universidad Iberoamericana in Mexico and
an MBA from the Stanford Graduate School
of Business.
	Alternate director:	Sergio Deschamps Ebergenyi

Enrique Senior Hernández	Born:	August 1943
Director	First elected:	2004
	Term expires:	2009
	Principal occupation:	Managing Director of Allen & Company.
	Other directorship:	Member of the boards of directors of Grupo
Televisa and Cinemark Corp.
	Business experience:	Among other clients, has provided financial
advisory services to FEMSA and Coca-Cola
FEMSA.
	Alternate director:	Herbert Allen III

Series D Directors

Gary Fayard	Born:	April 1952
Director	First elected:	2003
	Term expires:	2009
	Principal occupation:	Chief Financial Officer, TheCoca-Cola
Company.
	Other directorships:	Member of the boards of directors of Coca-
Cola Enterprises and Coca- Cola Sabco.
	Business experience:	Senior Vice President of The Coca-Cola
Company and former Partner of Ernst &
Young.
	Education:	Holds a CPA from the University of
Alabama.
	Alternate director:	David Taggart

Irial Finan	Born:	June 1957
Director	First elected:	2004
	Term expires:	2009
	Principal occupation:	President of Bottling Investments, The
Coca-Cola Company.
	Other directorships:	Member of the boards of directors of Coca-
Cola Enterprises, Coca-Cola Amatil and
Coca-Cola Hellenic.
	Business experience:	Chief Executive Officer of Coca-Cola
Hellenic. Has experience in several Coca-
Cola bottlers, mainly in Europe.
	Education:	Holds a Bachelor’s degree from National
University of Ireland.
	Alternate director:	Mark Harden

Charles H. McTier	Born:	January 1939
Director	First elected:	1998
	Term expires:	2009
	Principal occupation:	Trustee, Robert W. Woodruff Foundation.
	Other directorships:	Member of the boards of directors of AGL
Resources and SunTrust Bank of Atlanta;
Trustee, Joseph B. Whitehead Foundation;
Trustee, Lettie Pate Evans Foundation;
Director, CDC Foundation.
	Business experience:	Trustee, Robert W. Woodruff Foundation,
Joseph B. Whitehead Foundation,
Lettie Pate Evans Foundation, and
Lettie Pate Whitehead Foundation.
Served on the board of directors of nine
U.S. Coca-Cola bottling companies in
the 1970s and 1980s.
	Education:	Holds a degree in Business Administration
from Emory University.

Series D Directors

Eva Garza de Fernández(4)	Born:	April 1958
Director	First elected:	2007
	Term expires:	2009
	Principal occupation:	Private investor.
	Other directorships:	Member of the boards of directors of
Patronato Premio Eugenio Garza Sada,
Consejo Ciudadano de Desarrollo Social
and alternate member of the board of
directors of FEMSA.
	Education:	Holds a degree in Communication Sciences
from ITESM.
	Alternate director:	Geoffrey J. Kelly

Series L Directors

Alexis E. Rovzar de la Torre	Born:	July 1951
Director	First elected:	1993
	Term expires:	2009
	Principal occupation:	Executive Partner, White & Case, S.C.
	Other directorships:	Member of the boards of directors of
FEMSA, Bank of Nova Scotia, Grupo
Bimbo, Grupo ACIR and Comsa.
	Business experience:	Expert in private and public mergers and
acquisitions as well as other aspects of
financial law and has been advisor to many
companies on international business and
joint venture transactions.
	Education:	Holds a law degree from Universidad
Nacional Autónoma de México.
	Alternate director:	Arturo Estrada Treanor

José Manuel Canal Hernando	Born:	February 1940
Director	First elected:	2003
	Term expires:	2009
	Principal occupation:	Private consultant.
	Other directorships:	Chairman of the board of Banco
Compartamos, S.A. Member of the boards
of directors of FEMSA, ALSEA, DINE and
KUO.
	Business experience:	Former managing partner at Ruiz, Urquiza y
Cía, S.C. from 1981 to 1999, acted as our
statutory examiner from 1984 to 2002,
presided in the Committee of Surveillance
of the Mexican Institute of Finance
Executives, has participated in several
commissions at the Mexican Institute of
Public Accountants and has extensive
experience in financial auditing for holding
companies, banks and financial brokers
	Alternate director:	Helmut Paul

Series L Directors

Francisco Zambrano Rodríguez	Born:	January 1953
Director	First elected:	2003
	Term expires:	2009
	Principal occupation:	Chief Executive Officer of Desarrollo de
Fondos Inmobiliarios S.A. de C.V.
	Other directorships:	Member of the boards of directors of
Desarrollo Inmobiliario y de Valores, S.A.
de C.V. and Grupo Quinta Real, S.A. de
C.V.
	Business experience:	Has extensive experience in investment
banking and private investment services in
México.
	Alternate director:	Karl Frei Buechi
__________________
(1)	Son-in-law of Eugenio Garza Lagüera.
(2)	Nephew of Eugenio Garza Lagüera.
(3)	Daughter of Eugenio Garza Lagüera and sister-in-law of José Antonio Fernández Carbajal.
(4)	Daughter of Eugenio Garza Lagüera and wife of José Antonio Fernández Carbajal.

     Eugenio Garza Lagüera, who passed away on May 24, 2008, was the Honorary (non-voting) Life chairman of our board of directors. The secretary of the board of directors is Carlos Eduardo Aldrete Ancira.

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

     As of April 30, 2008, the following are the principal executive officers of our company:

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
		areas, eventually becoming General
		Manager of Sales, Production and
		Administration.
	Education:	Holds a degree in Food Engineering
		from Kansas State University.

Héctor Treviño Gutiérrez	Born:	August 1956
Chief Financial and Administrative	Joined:	1993
Officer	Appointed to current position:	1993
	Business experience with us:	Headed Corporate Development
		department.
	Other business experience:	At FEMSA, was in charge of
		International Financing, served as
		General Manager of Financial Planning
		and General Manager of Strategic
		Planning.
	Education:	Holds a degree in Chemical and
		Administrative Engineering from
		ITESM and an MBA from the Wharton
		School of Business.

Rafael Suárez Olaguibel	Born:	April 1960
Chief Operating Officer –	Joined:	1986
Latincentro	Appointed to current position:	2006
	Business experience with us:	Has held several director positions with
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
Projects Executive and worked in
several departments including
marketing, maintenance, packaging,
bottling, human resources, technical
development and projects.
	Education:	Holds a degree in Mechanical
Engineering from ITESM.

John Anthony Santa María Otazúa	Born:	August 1957
Chief Operating Officer – Mexico	Joined:	1995
	Appointed to current position:	2003
	Business experience with us:	Has served as Strategic Planning and
Business Development Officer and
Chief Operating Officer of Mexican
operations. He has experience in
several areas of the company, namely
development of new products and
mergers and acquisitions.
	Other business experience:	Has experience with different bottler
companies in Mexico in areas such as
Strategic Planning and General
Management.

	Education:	Holds a degree in Business
		Administration and an MBA with a
		major in Finance from Southern
		Methodist University.

Ernesto Silva Almaguer	Born:	March 1953
Chief Operating Officer – Mercosur	Joined:	1996
	Appointed to current position:	2003
	Business experience with us:	Chief Operating Officer in Buenos
		Aires and New Business Development
		and Information Technology Director.
	Other business experience:	Has worked as General Director of
		packaging subsidiaries of FEMSA
		(Famosa and Quimiproductos), served
		as Vice President of International Sales
		at FEMSA Empaques and Manager of
		FEMSA’s Corporate Planning and held
		several positions at the Grupo Industrial
		ALFA.
	Education:	Holds a degree in Mechanical and
		Administrative Engineering from
		Universidad Autónoma de Nuevo León
		and an MBA from the University of
		Texas at Austin.

Hermilo Zuart Ruíz	Born:	March 1949
New Business Officer	Joined:	1992
	Appointed to current position:	2006
	Business experience with us:	Chief Operating Officer in the
		Latincentro division, Chief Operating
		Officer in the Valley of Mexico and
		Chief Operating Officer in the
		Southeast Mexico.
	Other business experience:	Has undertaken several responsibilities
		in the manufacturing,
		commercialization, planning and
		administrative areas of FEMSA:
		Franquicias Officer, mainly in charge of
		Mundet products.
	Education:	Holds a degree in Public Accounting
		from UNAM and completed a graduate
		course in Business Management from
		IPADE.

Tanya Avellan Pinoargote	Born:	May 1966
Commercial Planning and Strategic	Joined:	2003
Development Officer	Appointed to current position:	2006
	Business experience with us:	Strategic Planning Director
	Other business experience:	Has consultant experience as Vice
		President-Partner at Bain & Co.
		working with different companies in the
		consumer goods and retail sector,
		including FEMSA; also headed the
		electronic service department at Banco
		del Pacífico in Ecuador.

	Education:	Holds a degree in Computer Sciences
from Universidad Politécnica de
Ecuador and an MBA from the INCAE
in Costa Rica
_______________
(1) See “—Directors.”

Compensation of Directors and Officers

     For the year ended December 31, 2007, the aggregate compensation of all of our executive officers paid or accrued for services in all capacities was approximately Ps. 176 million. The aggregate compensation amount includes approximately Ps. 71 million of cash bonus awards and bonuses paid to certain of our executive officers pursuant to our stock incentive plan. See “—Stock Incentive Plan” and “––EVA-Based Stock Incentive Plan.”

     The aggregate compensation for directors during 2007 was Ps. 5 million. For each meeting attended we paid US$ 5,000 to each director in 2007. We paid US$ 17,000 per year to each of the members of the Audit Committee, and we paid US$ 750 per meeting attended to each of the members of the Finance and Planning and the Corporate Practices Committees.

     Our senior management and executive officers participate in our benefit plans on the same basis as our other employees. Members of our board of directors do not participate in our benefit plans. As of December 31, 2007, amounts set aside or accrued for all employees under these retirement plans were Ps. 1,188 million, of which Ps. 566 million is already funded.

Stock Incentive Plan

     Our bonus program for executive officers is based upon the accomplishment of certain critical success factors, established annually by management. The bonus is paid in cash the following year based on the accomplishment of these goals.

     From 1999 to 2003, we instituted a compensation plan for certain key executives that consisted of granting them an annual bonus in cash to purchase FEMSA and Coca-Cola FEMSA shares, based on each executive’s responsibilities within the organization and his or her performance. Executives receiving bonuses had access to the shares granted to them in 20% increments in each of the five years following the granting of the bonus, beginning one year after they were granted. Shares were last granted in 2003 under this plan, and the plan was terminated as of March 31, 2008.

EVA-Based Stock Incentive Plan

     In 2004, we commenced a new stock incentive plan for the benefit of our executive officers, which we refer to as the EVA Stock Incentive Plan. This plan replaced the stock incentive plan described above and was developed using as the main metric for the first three years of the plan for evaluation the Economic Value Added (or EVA) framework developed by Stern Stewart & Co., a compensation consulting firm. Under the terms of the EVA Stock Incentive Plan, eligible executive officers are entitled to receive a special cash bonus, which will be used to purchase shares.

     Under this plan, each year our chief executive officer in conjunction with the Corporate Practices Committee of our board of directors, determines the amount of the special cash bonus used to purchase shares. This amount will be determined based on each executive officer’s level of responsibility and based on the EVA generated by the relevant business units, Coca-Cola FEMSA and/or FEMSA.

     The shares are administrated by certain trusts for the benefit of the selected executive officers. Under the proposed terms of the EVA Stock Incentive Plan, each time a special bonus is assigned to an executive officer, the executive officer will contribute the special bonus received to the administrative trust. Pursuant to the proposed plan, the administrative trust will acquire a specified proportion of publicly traded local shares of FEMSA and Series L Shares of Coca-Cola FEMSA on the Mexican Stock Exchange using the special bonus contributed by each executive officer. The ownership of the publicly traded local shares of FEMSA and the Series L Shares of Coca-Cola FEMSA will vest at a rate per year equivalent to 20% of the number of the publicly traded local shares of FEMSA and Coca-Cola FEMSA Series L Shares.

     As of March 31, 2008, the trust that manages the EVA Stock Incentive Plan, holds a total of 9,679,573 BD Units of FEMSA and 2,453,980 of our Series L Shares, each representing 0.05% and 0.13% of the total number of shares outstanding of FEMSA and of us, respectively.

Share Ownership

     As of March 31, 2008, several of our directors and alternate directors serve on the technical committee as trust participants under the Irrevocable Trust No. 463 established at INVEX, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee, which is the owner of 71.75% of the voting stock of FEMSA, which in turn owns 53.7% of our outstanding capital stock. As a result of the technical committee’s internal procedures, the technical committee as a whole is deemed to have beneficial ownership with sole voting power of all the shares deposited in the voting trust, and the trust participants, as technical committee members, are deemed to have beneficial ownership with shared voting power over those same deposited shares. These directors and alternate directors are Alfonso Garza Garza, Paulina Garza de Marroquín, Bárbara Garza Gonda de Braniff, Mariana Garza de Treviño, Max Michel Suberville and Eva Garza de Fernández. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” Our Honorary (non-voting) Life chairman Eugenio Garza Lagüera was a trust participant and technical committee member before he passed away in May 2008. None of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

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

     Audit Committee. The Audit Committee is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, the company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. Alexis E. Rovzar de la Torre is the Chairman of the Audit Committee. The additional members are: Alfonso González Migoya, Charles H. McTier, José Manuel Canal Hernando and Francisco Zambrano Rodríguez. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Law and applicable New York Stock Exchange listing standards. The secretary of the Audit Committee, who is not a member, is José González Ornelas, head of FEMSA’s internal audit area.

     Corporate Practices Committee. Under the Mexican Securities Law the statutory examiner has been eliminated from listed stock companies and those functions previously performed by the statutory examiner are now performed by the newly created Corporate Practices Committee together with the Audit Committee. The Corporate Practices Committee, which consists of independent directors, is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders’ meeting and include matters on the agenda for that meeting that it may deem appropriate, approve policies on the use of our company’s assets or related party transactions, approve the compensation of the chief executive officer and relevant officers and support our board of directors in the elaboration of reports on accounting practices. The chairman of the Corporate Practices Committee is Daniel Servitje Montul. The additional members include: Helmut Paul and Karl Frei Buechi. The secretaries of the Corporate Practices Committee are Gary Fayard and Alfonso Garza Garza.

Employees

     As of December 31, 2007, our headcount was as follows: 26,194 in Mexico, 5,282 in Central America, 7,880 in Colombia, 7,837 in Venezuela, 7,521 in Brazil and 3,408 in Argentina. In the headcount we include the employees of third party distributors who we do not consider to be our employees, but who mainly work for us. The table below sets forth headcount by category for the periods indicated:

	As of December 31,

	2007	2006	2005

Executives	484	461	427
Non-union	16,122	15,130	15,784
Union	25,427	24,987	23,003
Employees of third party distributors	16,089	16,104	16,421
Total	58,122	56,682	55,635

     As of December 31, 2007, approximately 43% of our employees, most of whom were employed in Mexico, were members of labor unions. We had 106 separate collective bargaining agreements with 41 labor unions. In general, we have a good relationship with the labor unions throughout our operations, except in Colombia and Venezuela, which are the subjects of significant labor-related litigation and collective bargaining. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” We believe we have appropriate reserves for these litigation proceedings and do not currently expect them to have a material adverse effect.

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

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

     Our capital stock consists of three classes of securities: Series A Shares held by FEMSA, Series D Shares held by The Coca-Cola Company and Series L Shares held by the public. The following table sets forth our major shareholders as of June 13, 2008:

		Percentage Ownership
		of
	Outstanding	Outstanding	Percentage of
Owner	Capital Stock	Capital Stock	Voting Rights

FEMSA (Series A Shares)(1)	992,078,519	53.7%	63.0%
The Coca-Cola Company (Series D Shares)(2)	583,545,678	31.6%	37.0%
Public (Series L Shares)(3)	270,906,004	14.7%	—

Total	1,846,530,201	100.0%	100.0%

___________________
(1)	FEMSA owns these shares through its wholly-owned subsidiary Compañía Internacional de Bebidas, S.A. de C.V., which we refer to in this annual report as CIBSA. 74.78% of the voting stock of FEMSA is owned by the technical committee and trust participants under Irrevocable Trust No. 463 established at Banco Invex, S.A. Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee. As a consequence of the technical committee’s internal procedures, the following trust participants, as a whole, are deemed to have beneficial ownership with sole voting power of all the shares deposited in the voting trust: BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/25078-7 (controlled by Max Michel Suberville), estate of Eugenio Garza Lagüera, Paulina Garza de Marroquín, Bárbara Garza Gonda de Braniff, Mariana Garza de Treviño, Eva Gonda Rivera, Eva Garza de Fernández, Consuelo Garza Lagüera, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres González, Maria Teresa Gual Aspe, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by the estate of Eugenio Garza Lagüera), Corbal, S.A. de C.V. (controlled by Alberto Bailleres González), Magdalena Michel de David, Alepage, S.A. (controlled by Consuelo Garza Lagüera), BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/29013-0 (controlled by the estate of José Calderón Ayala, late father of Francisco José Calderón Rojas), Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Franca Servicios, S.A. de C.V. (controlled by the estate of José Calderón Ayala, late father of Francisco José Calderón Rojas), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/700005 (controlled by Renee Michel de Guichard) and BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/710004 (controlled by Magdalena Michel de David).
(2)	The Coca-Cola Company indirectly owns these shares through its wholly-owned subsidiaries, The Inmex Corporation, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V.
(3)	Holders of Series L Shares are only entitled to vote in limited circumstances. See “Item 10. Additional Information— Bylaws.” Holders of ADSs are entitled, subject to certain exceptions, to instruct The Bank of New York, a depositary, as to the exercise of the limited voting rights pertaining to the Series L Shares underlying their ADSs.

     On March 8, 2006, our shareholders approved the non-cancellation of the 98,684,857 Series L Shares (equivalent to approximately 9.87 million ADSs, or over one-third of the outstanding Series L Shares) that were not subscribed for in the rights offering which are available for issuance at an issuance price of no less than US$ 2.216 per share or its equivalent in Mexican currency.

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

     As of December 31, 2007, there were 24,635,412 of our ADSs outstanding, each ADS representing ten Series L Shares. Approximately 90.9% of our outstanding Series L Shares were represented by ADSs. As of May 31, 2008, approximately 90.2% of our outstanding Series L Shares were represented by ADSs, held by approximately 176 holders (including The Depositary Trust Company) with registered addresses outside of Mexico.

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

  There will be no changes in concentrate pricing or marketing support by The Coca-Cola Company up to May 2004. After such time, The Coca-Cola Company has complete discretion to implement any changes with respect to these matters, but any decision in this regard will be discussed with us and will take our operating condition into consideration.

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

  We would like to keep open strategic alternatives that relate to the integration of sparkling beverages and beer. The Coca-Cola Company, FEMSA and us would explore these alternatives on a market-by- market basis at the appropriate time.

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

  Sustainable growth of sparkling beverages and still beverages: Together with The Coca-Cola Company, we have defined a platform to jointly pursue, organically and through acquisitions, incremental growth in the sparkling beverage category, as well as accelerated development in the still beverage segment across Latin America. To this end, The Coca-Cola Company will provide a relevant portion of the funds derived from the concentrate increase to marketing support of the sparkling and still beverages portfolio. In addition, the new framework contemplates a new, all-encompassing business model for the development of the still beverage segment that further aligns our and The Coca- Cola Company’s objectives and should contribute to incremental long-term value creation for both companies.

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

     We sell our products to certain FEMSA subsidiaries, substantially all of which consists of our sales to a chain of convenience stores under the name OXXO. The aggregate amount of these sales was Ps. 821 million, Ps. 712 million and Ps. 660 million in 2007, 2006 and 2005, respectively.

     We also purchase products from FEMSA and its subsidiaries. The aggregate amount of these purchases was Ps. 4,184 million, Ps. 4,012 million and Ps. 2,639 million in 2007, 2006 and 2005, respectively. These amounts principally relate to raw materials, beer, assets and services provided to us by FEMSA. We entered into a service agreement in June 1993 with another subsidiary of FEMSA, pursuant to which it provides certain administrative services relating to insurance, legal and tax advice, relations with governmental authorities and certain administrative and auditing services. In November 2000, we entered into a service agreement with a subsidiary of FEMSA for the transportation of finished products from our production facilities to our distribution centers within Mexico. In 2004, this subsidiary also provided consulting services to some of our non-Mexican operations. In November 2001, we entered into two franchise bottler agreements with Promotora de Marcas Nacionales, S.A. de C.V., an indirect subsidiary of FEMSA, under which we became the sole franchisee for the production, bottling, distribution and sale of Mundet brands in the valley of Mexico and in most of our operations in southeast Mexico. Each franchise agreement has a term of ten years and will expire in November 2011. Both agreements are renewable for ten-year terms, subject to non-renewal by either party with notice to the other party. Finally, we distribute the Kaiser brands of beer in our territories in Brazil. In January 2006, FEMSA acquired an indirect controlling stake in Cervejarias Kaiser. We have subsequently agreed to continue to distribute the Kaiser beer portfolio and to assume the sales function in São Paulo, Brazil, consistent with the arrangements in place prior to 2004.

     FEMSA is also a party to the understandings we have with The Coca-Cola Company relating to specified operational and business issues that may affect us following completion of the Panamco acquisition. A summary of these understandings is set forth under “—Major Shareholders—The Coca-Cola Memorandum.”

The Coca-Cola Company

     We regularly engage in transactions with The Coca-Cola Company and its affiliates. We purchase all of our concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total payments by us to The Coca-Cola Company for concentrates were approximately Ps. 12,239 million, Ps. 10,322 million, and Ps. 9,112 million in 2007, 2006 and 2005, respectively. Our company and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also contributes to our refrigeration equipment investment program. We received contributions to our marketing expenses, which includes the refrigeration equipment investment program, of Ps. 1,582 million, Ps. 1,261 million, and Ps. 1,098 million in 2007, 2006 and 2005, respectively.

     On December 21, 2007 and on May 30, 2008, we sold most of our proprietary brands to The Coca-Cola Company. These trademarks are now being licensed to us by The Coca-Cola Company.

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

     On November 8, 2007, Administración, a Mexican company owned directly or indirectly by us and by The Coca-Cola Company, acquired 58,350,908 shares, representing 100% of the shares of capital stock of Jugos del Valle, for US$ 370 million (Ps. 4,020 million), paid in cash, assuming liabilities of US$ 86 million (Ps. 934 million). See “Item 4. The Company—Jugos del Valle Acquisition.”

Associated Companies

     We regularly engage in transactions with companies in which we own an equity interest. We believe these transactions are on terms comparable to those that would result from arm’s length negotiations with unaffiliated third parties.

     In Mexico, we purchase finished products in cans from Industria Envasadora de Querétaro, S.A. de C.V., or IEQSA, in which we hold an approximate 23.11% interest. We paid IEQSA Ps. 388 million, Ps. 696 million, and Ps. 572 million in 2007, 2006 and 2005, respectively. IEQSA purchases cans from FEMSA. We also purchase sugar from Beta San Miguel, a sugar-cane producer in which we hold a 2.54% equity interest to which we paid Ps. 845 million, Ps. 536 million, and Ps. 621 million in 2007, 2006, and 2005, respectively.

     In Argentina, as of December 31, 2006, our ownership in CICAN was 48.10% . In November 2007, Coca-Cola FEMSA acquired the remaining 51.90% and subsequently began to consolidate this entity. We paid CICAN Ps. 131 million until November 2007, Ps. 120 million, and Ps. 69 million in 2006 and 2005, respectively.

     In Colombia, we purchase pre-formed ingots from Tapón Corona, in which we had a 40% equity interest until June 2005 and to which we paid Ps. 144 million in 2005. We also buy a small quantity of raw materials from Distribuidora Plástica, S.A., Metalforma, S.A. and Vidrios Panameños, S.A. of which we own approximately 33.3%, 30.7% and 5.19% equity interest, respectively.

     In Mexico, during the second half of 2005, we began to sell some product to Compañía de Servicios de Bebidas Refrescantes, S.A. de C.V., or “Salesko”, a joint venture among Coca-Cola bottlers in Mexico and The Coca-Cola Company, in which we hold an approximate 26.0% interest.

     In Mexico, we participate with certain of the Coca-Cola bottlers in PROMESA, in which we hold approximately 5%. Through PROMESA, we purchase sugar and cans for our Mexican operations. We purchased from PROMESA approximately Ps. 723 million, Ps. 865 million and Ps. 1,349 million in 2007, 2006, and 2005, respectively.

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

Mexico

     Antitrust Matters. During 2000, the Comisión Federal de Competencia in Mexico (the Mexican Antitrust Commission), pursuant to complaints filed by PepsiCo. and certain of its bottlers in Mexico, started an investigation of The Coca-Cola Company and its bottlers. Later in 2002, the Mexican Antitrust Commission determined that The Coca-Cola Company’s bottlers engaged in monopolistic practices through exclusivity arrangements with certain retailers. The Mexican Antitrust Commission did not impose any fines, but ordered The Coca-Cola Company’s bottlers, including certain of our Mexican subsidiaries, to abstain from entering into any exclusivity arrangement with retailers that stock sparkling beverage bottles of up to 2.0 -liters. We, along with other Coca-Cola bottlers, appealed the resolution rendered in February 2002 by a Recurso de Reconsideración (Review Recourse) that was presented before the Mexican Antitrust Commission. The Mexican Antitrust Commission confirmed its original determination and issued a confirmatory resolution in July 2002. Our Mexican operating subsidiaries appealed this resolution before a Mexican federal court by initiating several juicios de amparo (appeals based on the violation of constitutional rights) and obtained favorable final decisions not subject to appeal. Under these judicial decisions, the resolution was declared null and void and the Mexican Antitrust Commission was ordered to issue a new resolution.

     The case was inactive until May 2005, when the Mexican Antitrust Commission ordered the reopening of the proceeding. In the proceeding, the Mexican Antitrust Commission determined, as in its first instance resolution, that the Coca-Cola bottlers engaged in monopolistic practices and (1) ordered the immediate suspension of such practices of alleged exclusivity arrangements and (2) imposed a fine of approximately Ps. 10.5 million on each of the six subsidiary companies investigated.

     We filed an amparo proceeding challenging this rule in Mexican federal court, and an order was issued in our favor that granted protection against the resolution of the Mexican Antitrust Commission. The Mexican Antitrust Commission and the plaintiffs appealed this order before a Tribunal Colegiado de Circuito (Mexican Federal Court), which in turn sent the case to the Suprema Corte de Justicia de la Nación (the Mexican Supreme Court) for constitutional matters. The Mexican Supreme Court rendered a decision and sent the case back to the Mexican Federal Court. In May, a final adverse judgment was issued by the Mexican Federal Court against two of our subsidiary companies, imposing a fine of approximately Ps. 10.5 million on each company. We are still awaiting the final judgment for the remaining four subsidiaries.

     In March 2003, in a separate proceeding, the Mexican Antitrust Commission started an investigation involving The Coca-Cola Company, Coca-Cola FEMSA and certain other Coca-Cola bottlers due to complaints filed by some retailers and Ajemex, S.A. de C.V. (Big Cola). In September 2003, the Mexican Antitrust Commission requested certain Coca-Cola bottlers, including some of our Mexican subsidiaries, to provide information. We initiated amparo proceedings, and a Mexican federal court issued a final ruling stating that the requests for information were unconstitutional. In August 2004, however, as a result of the investigation, the Mexican Antitrust Commission issued several Oficios de Presunta Responsabilidad (statement of charges) asserting that our company and its Mexican operating subsidiaries, as well as other bottlers, engaged in monopolistic practices and requested additional information. We replied to the statement of charges by offering certain evidence, including expert witness’ reports, which were rejected by the Mexican Antitrust Commission.

     The Mexican Antitrust Commission subsequently issued a new order requesting market information. We challenged this request in Mexican federal court again through amparo proceedings. The Mexican Antitrust Commission initiated a period for the offering of pleadings during which we filed the relevant pleadings. The Mexican Antitrust Commission issued a resolution, whereby it was determined that certain of our Mexican subsidiaries engaged in anticompetitive practices and (1) ordered the immediate suspension of such practices of alleged exclusivity arrangements and conditioned dealing and (2) imposed a fine of approximately Ps. 10.5 million on each of the six subsidiary companies investigated.

     The investigated companies filed an appeal before the Mexican Antitrust Commission, which affirmed its prior resolution. Consequently the companies filed an amparo proceeding challenging this ruling and the court issued a ruling against us. We appealed this order before a Mexican Federal Court which in turn sent the case to the Mexican Supreme Court to render a final decision on this matter based on constitutional questions. The Mexican Supreme Court rendered a decision and sent the case back to the Mexican Federal Court. In June, we were informed that a final adverse judgment was issued against the six subsidiary companies. Although we have not yet received the text of the decision, we expect the imposition of fines to amount to approximately Ps.10.5 million on each of the six subsidiary companies.

Central America

     Antitrust Matters in Costa Rica. During August 2001, the Comisión para Promover la Competencia in Costa Rica (Costa Rican Antitrust Commission) pursuant to a complaint filed by PepsiCo. and its bottler in Costa Rica initiated an investigation of the sales practices of The Coca-Cola Company and our Costa Rican subsidiary for alleged monopolistic practices in retail distribution, including sales exclusivity arrangements. A ruling from the Costa Rican Antitrust Commission was issued in July 2004, which found the company engaged in monopolistic practices with respect to exclusivity arrangements, pricing and the sharing of refrigeration equipment under certain limited circumstances and imposed a US$ 130,000 fine (Ps. 1,419,197). Our appeal of the Costa Rican Antitrust Commission’s ruling was recently dismissed. We have filed judicial proceedings challenging the ruling of the Costa Rican Antitrust Commission and the process is still pending in court. We do not believe that this matter will have a material adverse effect on our financial condition or results of operations.

     In November, 2004, Ajecen del Sur S.A., the bottler of Big Cola in Costa Rica, filed a complaint before the Costa Rican Antitrust Commission related to monopolistic practices in retail distribution and exclusivity agreements against The Coca-Cola Company and our Costa Rican subsidiary. The Costa Rican Antitrust Commission has decided to pursue an investigation. The period for gathering of evidence ended in August 2006, and the final arguments have been filed. We are waiting for the final resolution to be issued by the Costa Rican Antitrust Commission, which has been delayed since one of the judges has been changed.

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

     Labor and Distribution Matters. Since 2001, our Venezuelan subsidiaries have been the subject of more than 400 claims and lawsuits by former independent distributors claiming alleged labor and severance rights owed to them at the time of the termination of their relationship with us. In August 2007, our Venezuelan subsidiary was able to settle the majority of the claims through a special mediation process developed by the Venezuelan Supreme Court. After the settlement of these claims, the Supreme Court invited our Venezuelan subsidiary to participate in a new mediation and negotiation to discuss severance claims for which the statute of limitations had expired. We have voluntarily agreed to participate in this process and discussions are ongoing.

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

Item 9. The Offer and Listing

TRADING MARKETS

     The following table sets forth, for the periods indicated, the reported high and low nominal sale prices for the Series L Shares on the Mexican Stock Exchange and the reported high and low nominal sale prices for the ADSs on the New York Stock Exchange:

	Mexican Stock Exchange				New York Stock Exchange
	Mexican pesos per Series L Share				U.S. dollars per ADS

	High(1)		Low(1)		High(1) (2)	Low(1) (2)

2003:
Full year	Ps.	24.60	Ps.	18.30	$22.81	$16.64
2004:
Full year	Ps.	27.49	Ps.	22.28	$25.03	$19.48
2005:
Full year	Ps.	30.50	Ps.	24.76	$28.65	$22.44
2006:
First quarter	Ps.	36.46	Ps.	29.10	$33.20	$27.38
Second quarter		37.57		30.50	34.44	26.75
Third quarter		35.51		31.35	32.38	28.53
Fourth quarter		41.45		34.12	38.00	30.91
2007:
First quarter	Ps.	44.41	Ps.	37.04	$40.57	$33.38
Second quarter		49.52		39.33	45.40	35.77
Third quarter		51.39		40.96	47.60	37.64
Fourth quarter		53.14		44.08	48.82	40.16
September		46.56		43.05	42.52	38.84
October		49.96		46.36	46.37	42.98
November		49.53		44.08	45.59	40.16
December		53.14		48.49	48.82	44.50
2008:
First quarter	Ps.	62.70	Ps.	48.91	$57.73	$45.36
January		52.13		48.91	47.55	45.36
February		59.39		51.75	55.47	47.85
March		62.70		56.80	57.73	52.78
April		61.41		53.78	57.79	50.99
May		64.22		57.08	62.40	52.75
_____________________
(1)	High and low closing prices for the periods presented.
(2)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the Series L Shares on the last day of the periods presented based on the noon buying rates for Mexican pesos as published by the Federal Reserve Bank of New York on such date.

TRADING ON THE MEXICAN STOCK EXCHANGE

     The Mexican Stock Exchange or the Bolsa Mexicana de Valores, S.A. de C.V., located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation, the shares of which are held by 30 brokerage firms that are exclusively authorized to trade on the Mexican Stock Exchange. Trading takes place principally through automated systems that are open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. (In March 2008, trading hours changed to match the New York Stock Exchange trading hours, opening at 7:30 a.m. and closing at 2:15 p.m.). Trades in securities listed can also be effected off the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the Series L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange outside of Mexico.

     Settlement is effected three business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including our shares, are on deposit with the S.D. Indeval, S.A. de C.V., Instituto para el Depósito de Valores, which we refer to as Indeval, a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

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

  elimination of the role and responsibilities of the statutory examiner, whose responsibilities have been assumed by the board of directors through the new Corporate Practices Committee and the Audit Committee, as well as by our external auditor;

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

  the respective rights of the Series A, Series D and Series L Shares, voting as separate classes in a special meeting, to elect specified numbers of our directors and alternate directors; and

  prohibitions on non-Mexican ownership of Series A Shares. See "Item 6. Directors, Senior Management and Employees," and "—Transfer Restrictions Applicable to Series A and Series D Shares."

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

  any merger where we are not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of our company or our subsidiaries; and

  cancellation of the registration of our shares with the Mexican Registry of Securities, or RNV, maintained by the CNBV or with other foreign stock exchanges on which our shares may be listed.

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

  request information about us or our subsidiaries that is reasonably necessary to fulfill its duties;

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

     Appraisal Rights. Whenever the shareholders approve a change of corporate purpose, change of nationality or the transformation from one form of company to another, any shareholder entitled to vote on such change that has voted against it, may withdraw as a shareholder of our company and have its shares redeemed at a price per share calculated as specified under applicable Mexican law, provided that it exercises its right within 15 days following the adjournment of the meeting at which the change was approved. In this case, the shareholder would be entitled to the reimbursement of its shares, in proportion to the company’s assets in accordance with the last approved balance sheet. Because holders of Series L Shares are not entitled to vote on certain types of these changes, these withdrawal rights are available to holders of Series L Shares in fewer cases than to holders of other series of our capital stock.

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

MATERIAL AGREEMENTS

     We manufacture, package, distribute and sell sparkling beverages and bottled water under bottler agreements with The Coca-Cola Company. In addition, pursuant to a tradename licensing agreement with The Coca-Cola Company, we are authorized to use certain trademark names of The Coca-Cola Company. For a discussion of the terms of these agreements, see “Item 4. Information on the Company—Bottler Agreements.”

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

     During 2007, we renewed and extended our existing agreements with E.D.S. (Electronic Data Systems) for the outsourcing of technology services in all of our territories. These agreements will be valid until December 2011.

     See “Item 5. Operating and Financial Review and Prospects—Summary of Significant Debt Investments” for a brief discussion of certain terms of our significant debt agreements.

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

     Taxation of Dispositions of ADSs or Series L Shares. Gains from the sale or disposition of ADSs by nonresident holders will not be subject to Mexican withholding tax. Gains from the sale of Series L Shares carried out by non resident holders through the Mexican Stock Exchange or other securities markets situated in countries that have a tax treaty with Mexico will generally be exempt from Mexican tax provided certain additional requirements are met. Also, certain restrictions will apply if the Series L Shares are transferred as a consequence of public offerings.

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

     Taxation of Dividends. The gross amount of any dividends paid with respect to the Series L Shares represented by ADSs or the Series L Shares generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, in the case of the Series L Shares, or by the depositary, in the case of the Series L Shares represented by ADSs, and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of the Series L Shares, or by the depositary, in the case of the Series L Shares represented by the ADSs (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of Series L Shares or ADSs before January 1, 2011 is subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (2) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2007 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2008 taxable year. U.S. holders should consult their tax advisers regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt. Dividends generally will constitute foreign source “passive income” for U.S. foreign tax credit purposes.

     Distributions to holders of additional Series L Shares with respect to their ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

     A holder of Series L Shares or ADSs that is, with respect to the United States, a foreign corporation or non U.S. holder generally will not be subject to U.S. federal income or withholding tax on dividends received on Series L Shares or ADSs unless such income is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States.

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

     A non U.S. holder of Series L Shares or ADSs will not be subject to U.S. federal income or withholding tax on any gain realized on the sale of Series L Shares or ADSs, unless (1) such gain is effectively connected with the conduct by the Non-U.S. holder of a trade or business in the United States, or (2) in the case of gain realized by an individual Non-U.S. holder, the Non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

United States Backup Withholding and Information Reporting

     A U.S. holder of Series L Shares or ADSs may, under certain circumstances, be subject to “backup withholding” with respect to certain payments to such U.S. holder, such as dividends or the proceeds of a sale or disposition of Series L Shares or ADSs unless such holder (1) is a corporation or comes within certain exempt categories, and demonstrates this fact when so required, or (2) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules does not constitute a separate tax and will be creditable against the holder’s U.S. federal income tax liability. While non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

DOCUMENTS ON DISPLAY

     We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference room in Washington, D.C., at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Filings we make electronically with the SEC are also available to the public on the Internet at the SEC’s website at www.sec.gov and at our website at www.coca-colafemsa.com. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report.)

Item 11. Quantitative and Qualitative Disclosures about Market Risk

     Our business activities require the holding or issuing of financial instruments that expose us to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk.

Interest Rate Risk

     Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2007, we had total indebtedness of Ps. 18,916 million, of which 30% bore interest at fixed interest rates and 70% bore interest at variable interest rates. Swap and forward contracts held by us effectively switch a portion of our variable-rate indebtedness into fixed-rate indebtedness. After giving effect to these contracts, as of December 31, 2007, 65% of our debt was fixed-rate and 35% of our debt was variable-rate. The interest rate on our variable rate debt is generally determined by reference to the London Interbank Offer Rate, or LIBOR, a benchmark rate used for Eurodollar loans, the Certificados de Tesorería del Gobierno Federal (the Federal Government Treasury Certificate), or CETEs, U.S. treasury bonds and Tasa de Interés Interbancaria de Equilibrio (the Equilibrium Interbank Interest Rate), or TIIE. If these reference rates increase, our interest payments would consequently increase.

     The table below provides information about our financial instruments that are sensitive to changes in interest rates, without giving effect to interest rate swaps. The table presents weighted average interest rates by expected contractual maturity dates. Weighted average variable rates are based on the reference rates on December 31, 2007, plus spreads, contracted by us. The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos, Venezuelan bolivars and Argentine pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, assuming the foreign exchange rate from December 31, 2007 of Ps. 10.8662 Mexican pesos per U.S. dollar.

     The table below also includes the fair value of long-term debt based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities. Furthermore, the fair value of long-term notes payable is based on quoted market prices on December 31, 2007. As of December 31, 2007, the fair value represents a loss amount of Ps. 135 million.

Principal by Year of Maturity
(millions of constant Mexican pesos)

	At December 31, 2007								At Dec. 31, 2006

						2013 and		Fair	Carrying	Fair
	2008	2009	2010	2011	2012	thereafter	Total	Value	Value	Value

Long-Term Debt:
Fixed Rate Debt
U.S. dollars	-	3,203	1	1	-	-	3,205	3,272	3,354	3,451
Interest rate(1)	-	7.25%	7.00%	7.00%	-	-	7.25%	-	7.25%	-
Mexican pesos	-	500	1,000	-	-	-	1,500	1,550	2,075	2,174
Interest rate(1)	-	9.90%	10.40%	-	-	-	10.23%	-	10.14%	-
Total Fixed Rate	-	3,703	1,001	1	-	-	4,705	4,822	5,429	5,625

Variable Rate Debt
U.S. dollars	2	-	-	-	706	1,141	1,849	1,849	2,548	2,548
Interest rate(1)	8.51%	-	-	-	5.11%	5.10%	5.11%	-	5.70%	-
Mexican pesos	3,750	-	-	-	3,067	4,483	11,300	11,318	10,807	10,829
Interest rate(1)	8.64%	-	-	-	7.70%	8.11%	8.17%	-	8.00%	-
Colombian pesos	-	-	-	-	-	-	-	-	195	171
Interest rate(1)	-	-	-	-	-	-	-	-	9.34%	-
Total Variable Rate	3,752	-	-	-	3,773	5,624	13,149	13,167	13,550	13,549
Total Debt	3,752	3,703	1,001	1	3,773	5,624	17,854	17,989	18,979	19,174

Derivative Instruments:
Interest Rate Swaps
Mexican pesos
Variable to fixed	4,830	166	150	-	1,800	-	6,946	(17)	8,618	(209)
Interest pay rate(1)	9.44%	10.91%	10.14%	-	8.06%	-	9.15%	-	9.36%	-
Interest receive rate(1)	8.70%	8.27%	8.33%	-	7.87%	-	8.47%	-	8.24%	-
_______________
(1) Calculated by a weighted average rate.
(2) Cross currency swaps from U.S. dollars to Mexican pesos.

     A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to our floating-rate financial instruments held at December 31, 2007 would increase our interest expense by approximately Ps. 459 million, or 9.6% over our interest expense for 2007, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest rate swap and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

     Our principal exchange rate risk involves changes in the value of the local currencies of each country in which we operate, relative to the U.S. dollar. In 2007, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency
At December 31, 2007
Currency	%

Mexican peso	47
Colombian peso	10
Venezuelan bolivar	14
Argentine peso	6
Brazilian real	16
Other (Central America)	7

     We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for our non-Mexican subsidiaries. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country in which we operate, are denominated in U.S. dollars. As of December 31, 2007, 46.5% of our indebtedness was denominated in U.S. dollars (including the effect of derivative contracts held by us as of December 31, 2007, including cross currency swaps from Mexican pesos to U.S. dollars and a U.S. dollar forward position), 48.5% in Mexican pesos and the remaining 5.0% in Venezuelan bolivars and Argentine pesos. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency-denominated operating costs and expenses and of the debt service obligations with respect to our foreign currency-denominated debt. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency denominated-indebtedness is increased.

     A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the Mexican peso relative to the U.S. dollar occurring on December 31, 2007, would have resulted in an increase in our net consolidated integral result of financing expense of approximately Ps. 40 million over a 12-month period of 2008, reflecting higher interest expense and foreign exchange gain generated by the cash balances held in U.S. dollars as of that date, net of the loss based on our U.S. dollar-denominated indebtedness at December 31, 2007. However, this result does not take into account any gain on monetary position that would be expected to result from an increase in the inflation rate generated by a devaluation of the Mexican peso relative to the U.S. dollar, which gain on monetary position would reduce the consolidated net integral result of financing, after giving effect to all of our interest rate swap and cross-currency swap agreements.

     As of May 31, 2008, the exchange rates relative to the U.S. dollar of all the countries in which we operate have appreciated or depreciated compared to December 31, 2007 as follows:

	Exchange Rate	(Depreciation) or
	May 31, 2008	Appreciation

Mexico	10.31	4.9%
Guatemala	7.43	2.6%
Nicaragua	19.29	(2.0)%
Costa Rica	522.88	(4.4)%
Panama	1.00	–
Colombia	1,744.01	13.4%
Venezuela	2.15	–
Argentina	3.09	1.6%
Brazil	1.63	8.0%

     A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies of each of the countries in which we operate relative to the U.S. dollar at December 31, 2007, would produce a reduction in stockholders’ equity of approximately the following amounts:

Reduction in Stockholders’ Equity

(millions of Mexican pesos)
Mexico	Ps. 2,915
Colombia	819
Venezuela	230
Argentina	57
Brazil	685
Other (Central America)	346

Equity Risk

     As of December 31, 2007 we did not have any equity risk derivatives.

Commodity Price Risk

     During 2007 we entered into futures contracts to hedge the cost of sugar with a notional value of Ps. 244 million, maturing in 2008. The result of these commodity price contracts was a gain of Ps. 24 million as of December 31, 2007.

Items 12-14. Not Applicable

Item 15. Controls and Procedures

     (a) Disclosure Controls and Procedures

     We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

     (b) Management’s Annual Report on Internal Control Over Financial Reporting

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a–15(f) and 15d–15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

     Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions or our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts an expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls – Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

     (c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Coca-Cola FEMSA, S.A.B. de C.V.
Mexico City, Mexico

     We have audited the internal control over financial reporting of Coca-Cola FEMSA, S.A.B. de C.V. (previously Coca-Cola FEMSA, S.A. de C.V.) and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

     A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated June 10, 2008 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding (1) the nature and effect of differences between Mexican Financial Reporting Standards and accounting principles generally accepted in the United States of America; (2) the adoption of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” during 2006; and (3) that our audit also comprehended the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in Note 2 to such consolidated financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

C.P.C. Jorge Alamillo Sotomayor
Mexico City, Mexico
June 10, 2008

     (d) Changes in Internal Control Over Financial Reporting.

     There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

     We have adopted a code of ethics, within the meaning of this Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, chief financial officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at www.coca-colafemsa.com. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address. In accordance with our code of ethics, we have developed a voice mailbox available to our employees to which complaints may be reported.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

     The following table summarizes the aggregate fees billed to us by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tohmatsu, and its affiliates including Deloitte Consulting, which we collectively refer to as Deloitte, during the fiscal years ended December 31, 2007 and 2006:

	Year ended December 31,

	2007	2006

	(millions of Mexican pesos)
Audit fees	Ps. 54	Ps. 59
Audit-related fees	12	7
Tax fees	4	3
Other fees	7	6

Total fees	Ps. 77	Ps. 75

     Audit Fees. Audit fees in the above table are the aggregate fees billed by Deloitte in connection with the audit of our annual financial statements, the review of our quarterly financial statements, and statutory and regulatory audits.

     Audit-related Fees. Audit-related fees in the above table for the years ended December 31, 2007 and 2006 are the aggregate fees billed by Deloitte for financial accounting and reporting consultations.

     Tax Fees. Tax fees in the above table are fees billed by Deloitte for services based upon existing facts and prior transactions in order to document, compute and obtain government approval for amounts included in tax filings such as value-added tax return assistance, transfer pricing documentation and requests for technical advice from taxing authorities.

     Other Fees. Other fees in the above table are consulting related fees. As a percentage of the total fees billed to us, other fees represents 10% for 2007.

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

Item 16D. Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     We did not directly purchase any of our equity securities in 2007. The following table presents purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees—Stock Incentive Plan” and “––EVA-Based Stock Incentive Plan.”

Purchases of Equity Securities

Maximum Number
	Total Number of			(or Appropriate U.S.
	Series L Shares		Total Number of	Dollar Value) of
	Purchased by trusts		Shares Purchased as	Shares (or Units) that
	that we administer in		part of Publicly	May Yet Be
	connection with our	Average Price Paid	Announced Plans or	Purchased Under the
Period	stock incentive plans	per Series L Share	Programs	Plans or Programs

Jan 6 – Mar 10	828,700	Ps. 38.55	-	-

Total	828,700	Ps. 38.55	-	-

Item 17. Not Applicable

Item 18. Financial Statements

     Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19. Exhibits

_______________
*	All supplementary schedules relating to the registrant are omitted because they are not required or because the required information, where material, is contained in the Financial Statements or Notes thereto.

(b) List of Exhibits

Exhibit No:	Description

Exhibit 1.1
Bylaws (Estatutos Sociales) of Coca-Cola FEMSA S.A.B. de C.V., approved December 5, 2006 (English translation) (incorporated by reference to Exhibit 1.1 to Coca-Cola FEMSA's Annual Report on Form 20-F filed on June 25, 2007 (File No. 1-12260)).

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

Exhibit 2.5	Third Supplemental Indenture, dated August 1, 2007, between Propimex, S.A. de C.V., as Issuer, Coca-Cola FEMSA, as Guarantor, and JPMorgan Chase Bank, as Trustee.

Exhibit 4.1
Amended and Restated Shareholders Agreement dated as of July 6, 2002, by and among CIBSA, Emprex, The Coca-Cola Company and Inmex, (incorporated by reference to Exhibit 4.13 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1- 12260)).

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

Exhibit 4.4
Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca- Cola Company with respect to operations in the valley of Mexico (with English translation)(incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit No:	Description

Exhibit 4.5
Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Exhibit 4.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.6
Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca- Cola Company with respect to operations in the southeast of Mexico (with English translation)(incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.7
Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Golfo, S.A. de C.V. and The Coca Cola Company with respect to operations in Golfo, Mexico (English translation)(incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

Exhibit 4.8
Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Baijo, S.A. de C.V., and the Coca Cola Company with respect to operations in Baijo, Mexico (English translation)(incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

Exhibit 4.9
Bottler Agreement and Letter Agreement, both dated March 18, 2000, between The Coca-Cola Company and Embotelladora Central, S.A. with respect to operations in Guatemala (English translation) (incorporated by reference to Exhibit 4.9 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.10	Letter of Renewal, dated June 10, 2008, between The Coca-Cola Company and Embotelladora Central, S.A., with respect to operations in Guatemala (English translation).

Exhibit 4.11
Bottler Agreement and Letter Agreement, both dated May 13, 2001, between The Coca-Cola Company and Panamco de Nicaragua, S.A. with respect to operations in Nicaragua (English translation) (incorporated by reference to Exhibit 4.10 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.12	Letter of Renewal, dated June 10, 2008, between The Coca-Cola Company and Industria Nacional de Refrescos, S.A., with respect to operations in Nicaragua (English translation).

Exhibit 4.13
Bottler Agreement, dated August 1, 1947, between The Coca-Cola Company and The Panama Coca-Cola Bottling Company, with respect to operations in Panama. (incorporated by reference to Exhibit 4.13 to Coca-Cola FEMSA's Annual Report on Form 20-F filed on June 25, 2007 (File No. 1-12260)).

Exhibit 4.14
Bottler Agreement, dated November 1, 1994 between The Coca-Cola Company and Coca-Cola de Panamá, Compañía Embotelladora, S.A, with respect to operations in Panama (English translation). (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA's Annual Report on Form 20-F filed on June 25, 2007 (File No. 1-12260)).

Exhibit 4.15	Letter of Renewal, dated June 10, 2008, between The Coca-Cola Company and Coca-Cola FEMSA de Panamá, S.A., with respect to operations in Panama (English translation).

Exhibit 4.16
Bottler Agreement and Letter Agreement, both dated October 1, 2002, between The Coca-Cola Company and Embotelladora Panamco Tica, S.A. with respect to operations in Costa Rica (English translation) (incorporated by reference to Exhibit 4.11 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit No:	Description

Exhibit 4.17	Letter of Renewal, dated June 10, 2008,, between The Coca-Cola Company and Coca-Cola FEMSA de Costa Rica, S.A., with respect to operations in Costa Rica (English translation).

Exhibit 4.18
Bottler Agreement, dated July 1, 1999, between The Coca-Cola Company and Panamco- Colombia, S.A., with respect to operations in Colombia (English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.19	Letter of Renewal, dated June 10, 2008, between The Coca-Cola Company and Industria Nacional de Gaseosas S.A., with respect to operations in Colombia (English translation).

Exhibit 4.20
Bottler Agreement, dated August 16, 1996 and Letter of Renewal, dated February 9, 2001, between The Coca-Cola Company and Embotelladora Coca-Cola y Hit de Venezuela, S.A. with respect to operations in Venezuela (English translation) (incorporated by reference to Exhibit 4.13 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1- 12260)).

Exhibit 4.21
Bottler Agreement, dated August 16, 1996 and Letter of Renewal, dated February 9, 2001, between Advantage Investments, Inc. and Embotelladora Coca-Cola y Hit de Venezuela, S.A. with respect to operations in Venezuela (English translation) (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.22	Letter of Renewal, dated December 20, 2007, between The Coca-Cola Company and Embotelladora Hit de Venezuela S.A. de C.V., with respect to operations in Venezuela (English translation).

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

Exhibit 4.25
Manufacturing Agreement, dated April 16, 1999, between Coca-Cola Industrias Ltda., SPAL – Industria Brasileira de Bebidas, S.A., and The Coca-Cola Company with respect to operations in Campo Grande, Brazil (English translation) (incorporated by reference to Exhibit 4.17 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.26
Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

Exhibit 4.27
Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca- Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

Exhibit No:	Description

Exhibit 4.28
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

Exhibit 4.31
Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.32
Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

Exhibit 4.33
Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.40 to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333- 8618)).

Exhibit 4.34
Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administración de Marcas S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Exhibit 10.3 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1- 12290)).

Exhibit 4.35
Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.6 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.36
Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.7 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.37
Supply Agreement dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Empaques, (incorporated by reference to Exhibit 10.7 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit No:	Description

Exhibit 4.38	Supply Agreement dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).*

Exhibit 4.39	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA and FEMSA Logística (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

Exhibit 4.40	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.8 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.41	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.9 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.42	Memorandum of Understanding, dated as of March 11, 2003, by and among Panamco, as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Exhibit 10.14 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1- 12290)).

Exhibit 7.1	The Coca-Cola Company memorandum, to Steve Heyer from José Antonio Fernández, dated December 22, 2002 (incorporated by reference to Exhibit 10.1 to FEMSA’s Registration Statement on Amendment No. 1 to the Form F-3 filed on September 20, 2004 (File No. 333- 117795)).

Exhibit 8.1	Significant Subsidiaries.

Exhibit 12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2008.

Exhibit 12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2008.

Exhibit 13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2008.
________________
*
Portions of Exhibit 4.38 were omitted pursuant to a request for confidential treatment. Such omitted portions were filed separately with the Securities and Exchange Commission. Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of Coca-Cola FEMSA, none of which authorizes securities in a total amount that exceeds 10% of the total assets of Coca-Cola FEMSA. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the SEC requests.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola FEMSA, S.A.B. de C.V.

By:	/s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez

Chief Financial Officer

Date: June 30, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Coca-Cola FEMSA, S.A.B. de C.V.:

We have audited the accompanying consolidated balance sheets of Coca-Cola FEMSA, S.A.B. de C.V. (a Mexican corporation) and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2007, all expressed in millions of Mexican pesos of purchasing power as of December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2007, in conformity with Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

As disclosed in Note 26 i) to the accompanying consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective December 31, 2006.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 10, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

/s/ C.P.C. Jorge Alamillo Sotomayor

C.P.C. Jorge Alamillo Sotomayor
Mexico City, Mexico
June 10, 2008

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Balance Sheets
At December 31, 2007 and 2006.
Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2007.

		2007	2006

ASSETS
Current Assets:
Cash and cash equivalents	$ 691	Ps. 7,542	Ps. 5,074
Accounts receivable, net	431	4,706	3,053
Inventories, net	313	3,418	3,100
Recoverable taxes	41	450	632
Investments in shares available for sale	63	684	-
Other current assets	60	658	645

Total current assets	1,599	17,458	12,504

Investments in shares	135	1,476	448
Property, plant and equipment	2,008	21,923	21,798
Intangible assets, net	3,890	42,458	41,064
Other assets, net	239	2,608	2,572
Deferred income tax asset	115	1,255	2,041

TOTAL ASSETS	$ 7,986	Ps. 87,178	Ps. 80,427

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank loans and notes payable	$ 97	Ps. 1,062	Ps. 1,239
Interest payable	25	274	281
Current portion of long-term debt	344	3,752	2,180
Suppliers	559	6,100	5,766
Accrued taxes	170	1,861	1,122
Accounts payable	244	2,658	2,044
Accrued expenses and other current liabilities	45	490	691

Total current liabilities	1,484	16,197	13,323

Long-Term Liabilities:
Bank loans and notes payable	1,292	14,102	16,799
Deferred income tax liability	136	1,480	1,659
Labor liabilities	91	993	925
Contingencies and other liabilities	332	3,625	3,266

Total long-term liabilities	1,851	20,200	22,649

Total liabilities	3,335	36,397	35,972

Stockholders’ Equity:
Minority interest in consolidated subsidiaries	150	1,641	1,475

Majority interest:
Capital stock	285	3,116	3,116
Additional paid-in capital	1,221	13,333	13,333
Retained earnings from prior years	2,558	27,930	23,469
Net income	633	6,908	5,292
Cumulative other comprehensive loss	(196)	(2,147)	(2,230)

Majority interest	4,501	49,140	42,980

Total stockholders’ equity	4,651	50,781	44,455

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 7,986	Ps. 87,178	Ps. 80,427

The accompanying notes are an integral part of these consolidated balance sheets.
February 20, 2008.

Carlos Salazar Lomelín	Héctor Treviño Gutiérrez
Chief Executive Officer	Chief Financial Officer

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Income Statements
For the years ended December 31, 2007, 2006 and 2005.
Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2007, except data per share

		2007	2006	2005

Net sales	$ 6,318	Ps. 68,969	Ps. 63,820	Ps. 59,181
Other operating revenues	26	282	226	461

Total revenues	6,344	69,251	64,046	59,642
Cost of sales	3,287	35,881	33,745	30,558

Gross profit	3,057	33,370	30,301	29,084

Operating expenses:
Administrative	343	3,749	3,540	3,348
Selling	1,665	18,174	16,510	15,763

	2,008	21,923	20,050	19,111

Income from operations	1,049	11,447	10,251	9,973
Other expenses, net	64	702	1,046	705
Integral result of financing:
Interest expense	196	2,139	2,252	2,757
Interest income	(56)	(613)	(383)	(378)
Foreign exchange (gain) loss, net	(9)	(99)	237	(12)
Gain on monetary position	(92)	(1,007)	(1,071)	(850)
Market value (gain) loss on ineffective portion of
derivative financial instruments	(10)	(114)	118	55

	29	306	1,153	1,572

Net income before income taxes	956	10,439	8,052	7,696
Income taxes	305	3,336	2,555	2,698

Income before cumulative effect of change in accounting
principle	651	7,103	5,497	4,998
Cumulative effect of change in accounting principle,
net of taxes	-	-	-	24

Consolidated net income	$ 651	Ps.7,103	Ps.5,497	Ps. 5,022

Net majority income	633	6,908	5,292	4,895
Net minority income	18	195	205	127

Consolidated net income	$ 651	Ps.7,103	Ps.5,497	Ps. 5,022

Net majority income (U.S. dollars and constant Mexican
pesos) per share:
Before change in accounting principle	$ 0.34	Ps. 3.74	Ps. 2.86	Ps. 2.65
Cumulative effect change in accounting principle	-	-	-	0.01

Net majority income	$ 0.34	Ps. 3.74	Ps. 2.86	Ps. 2.66

The accompanying notes are an integral part of these consolidated income statements.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Changes in Financial Position
For the years ended December 31, 2007, 2006 and 2005.
Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2007.

		2007	2006	2005

Resources Generated by (Used in) Operating Activities:
Consolidated net income	$ 651	Ps. 7,103	Ps. 5,497	Ps. 5,022
Depreciation	151	1,645	1,656	1,547
Amortization and other non-cash charges	154	1,688	2,242	1,554

	956	10,436	9,395	8,123

Working capital:
Accounts receivable	(151)	(1,653)	25	(390)
Inventories	(62)	(677)	(576)	(9)
Recoverable taxes and other current assets	15	169	(165)	69
Investments in shares available for sale	(63)	(684)	-	-
Suppliers	31	334	306	348
Accounts payable and other current liabilities	105	1,145	462	(690)
Labor liabilities	(9)	(109)	(96)	(59)

Net resources generated by operating activities	822	8,961	9,351	7,392

Resources Used in Investing Activities:
Property, plant and equipment, net	(263)	(2,872)	(2,266)	(1,759)
Investment in shares	(98)	(1,070)	(490)	(52)
Other assets, net	(74)	(810)	(597)	(757)

Net resources used in investing activities	(435)	(4,752)	(3,353)	(2,568)

Resources Generated by (Used in) Financing Activities:
Bank loans paid during the year, net	(30)	(328)	(893)	(4,857)
Amortization in real terms of long-term liabilities	(89)	(974)	(843)	(1,274)
Other liabilities	57	633	(821)	43
Dividends declared and paid	(76)	(831)	(743)	(687)
Cumulative translation adjustment	(22)	(241)	(212)	25

Net resources used in financing activities	(160)	(1,741)	(3,512)	(6,750)

Cash and cash equivalents:
Net increase (decrease)	227	2,468	2,486	(1,926)
Initial balance	464	5,074	2,588	4,514

Ending balance	$ 691	Ps.7,542	Ps. 5,074	Ps. 2,588

The accompanying notes are an integral part of these consolidated statements of changes in financial position.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2007, 2006 and 2005.
Amounts expressed in millions of constant Mexican pesos (Ps.) as of December 31, 2007.

					Cumulative		Minority
			Retained		Other		Interest in	Total
	Capital	Additional	Earnings from	Net	Comprehensive	Majority	Consolidated	Stockholders’
	Stock	Paid-in Capital	Prior Years	Income	Loss	Interest	Subsidiaries	Equity

Balances at January 1, 2005	Ps. 3,116	Ps. 13,333	Ps. 13,570	Ps. 6,434	Ps. (1,996)	Ps. 34,457	Ps. 1,053	Ps. 35,510

Transfer of prior year net income	-	-	6,434	(6,434)	-	-	-	-
Dividends declared and paid	-	-	(687)	-	-	(687)	-	(687)
Comprehensive income	-	-	-	4,895	(635)	4,260	246	4,506

Balances at December 31, 2005	3,116	13,333	19,317	4,895	(2,631)	38,030	1,299	39,329

Transfer of prior year net income	-	-	4,895	(4,895)	-	-	-	-
Dividends declared and paid	-	-	(743)	-	-	(743)	-	(743)
Comprehensive income	-	-	-	5,292	401	5,693	176	5,869

Balances at December 31, 2006	3,116	13,333	23,469	5,292	(2,230)	42,980	1,475	44,455

Transfer of prior year net income	-	-	5,292	(5,292)	-	-	-	-
Dividends declared and paid	-	-	(831)	-	-	(831)	-	(831)
Comprehensive income	-	-	-	6,908	83	6,991	166	7,157

Balances at December 31, 2007	Ps. 3,116	Ps. 13,333	Ps. 27,930	Ps. 6,908	Ps. (2,147)	Ps. 49,140	Ps. 1,641	Ps. 50,781

The accompanying notes are an integral part of these consolidated statements of changes in stockholders' equity.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005.
Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2007.

Note 1. Activities of the Company.
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

On November 6, 2006, Coca-Cola FEMSA announced the conclusion of the acquisition on the part of FEMSA, through its subsidiary Compañía Internacional de Bebidas S.A. de C.V., of 148,000,000 Series “D” shares of Coca-Cola FEMSA from certain subsidiaries of TCCC that represent 8.02% of Coca-Cola FEMSA’s capital stock, at a cost of 2.888 dollars per share, for a total of $427.4. The purchase of these shares was completed on November 3, 2006, in compliance with the agreement between FEMSA and TCCC related to the acquisition of Panamerican Beverages, Inc. (“Panamco”) by Coca-Cola FEMSA in 2003. After this transaction, the capital stock of Coca-Cola FEMSA is held as mentioned above. This transaction does not represent any change in the control or management of Coca-Cola FEMSA.

Coca-Cola FEMSA and its subsidiaries (the “Company”), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trade beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela, Brazil and Argentina.

Note 2. Basis of Presentation.
The consolidated financial statements include the financial statements of Coca-Cola FEMSA and those companies in which it directly or indirectly owns a majority of the outstanding voting capital stock and/or exercises control. All intercompany account balances and transactions have been eliminated in such consolidation.

The consolidated financial statements of the Company are prepared in accordance with “Normas de Información Financiera” or “NIF” (Mexican Financial Reporting Standards or “Mexican FRS”), which differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”), as further explained in Note 26. A reconciliation from Mexican FRS to U.S. GAAP is included in Note 27.

The consolidated financial statements are stated in millions of constant Mexican pesos (“Ps.”). The translation of Mexican pesos into U.S. dollars (“$”) is included solely for the convenience of the reader, using the noon buying rate exchange rate published by Bank of New York of 10.9169 Mexican pesos per U.S. dollar as of December 31, 2007.

On January 1, 2007, NIF B-3, “Estado de Resultados” (Income Statement), went into effect. NIF B-3 establishes general standards for presenting and structuring the statement of income, minimum content requirements and general disclosure standards. Additionally, statutory employee profit sharing (“PTU”) should be presented within other expenses pursuant to Mexican FRS Interpretation (“INIF”) No. 4. The PTU reclassified to other expenses amounted to Ps. 300, Ps. 300 and Ps. 307 for the years ended December 31, 2007, 2006 and 2005, respectively (see Note 18).

The results of the operations acquired by Coca-Cola FEMSA are included in the consolidated financial statements since the date of acquisition.

On February 20, 2008, the Board of Directors of Coca-Cola FEMSA, unanimously approved the consolidated financial statements and the accompanying notes, as of and for the year ended December 31, 2007.

Note 3. Foreign Subsidiary Incorporation.
The accounting records of foreign subsidiaries are maintained in local currency and in accordance with local accounting principles of each country. For incorporation into the Coca-Cola FEMSA consolidated financial statements, each foreign subsidiary’s individual financial statements are adjusted to Mexican FRS and restated to the purchasing power of the local currency applying inflation factors of the country of origin and are subsequently translated into Mexican pesos using the year-end exchange rate.

The variation in the net investment in foreign subsidiaries generated by exchange rate fluctuations is included in the cumulative translation adjustment and is recorded directly in stockholders’ equity as part of cumulative other comprehensive loss.

The monetary position result and exchange gain or loss generated by foreign subsidiaries associated with the financing of intercompany foreign currency denominated balances, or on advances from foreign susidiaries, recorded in the cumulative translation adjustment in stockholders’ equity as part of cumulative other comprehensive loss are considered to be long-term investments, or advances on dividends, since settlement is not planned or anticipated in the foreseeable future.

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

The Company restates its consolidated financial statements in currency of constant purchasing power by applying inflation factors of the country of origin and the exchange rate in effect at the date of the most recent consolidated balance sheet presented.

b) Cash and Cash Equivalents:
Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with brokerage houses valued at the listed market prices with original maturities of three months or less. As of December 31, 2007 and 2006 cash equivalents amounted to Ps. 5,864 and Ps. 4,037, respectively.

c) Inventories and Cost of Sales:
The value of inventories is adjusted to replacement cost, without exceeding net realizable value. Advances to suppliers to purchase raw materials are included in the inventory account and are restated by applying inflation factors, considering their average age.

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

d) Investment in Shares Available for Sale:
The investment in shares available for sale represents a portion of the investment in shares of Administración, S.A.P.I. de C.V., (parent company of Jugos del Valle, S.A.B. de C.V. (“Jugos del Valle”)), which is available for sale in accordance with an agreement with the Mexican Coca-Cola bottlers and TCCC (see Note 5). Advances received on the sale of these shares have been netted against the investment.

e) Other Current Assets:
Other current assets are comprised of payments for services that will be received over the next 12 months; restricted cash and the fair market value of derivative financial instruments with maturity dates of less than one year (see Note 4 s).

Prepaid expenses are recorded at historical cost and are recognized in the income statement when the services or benefits are received. Prepaid expenses principally consist of advertising, promotional, leasing and insurance expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in results of operations the first time the advertising is transmitted.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations. These costs are recorded as prepaid expenses and amortized over the period during which they are estimated to increase sales of the related products or container presentations to normal operating levels, which is generally no longer than one year.

As of December 31, 2007, the Company has restricted cash classified as other current assets of Ps. 224, denominated in Venezuelan bolivars and Ps.14, denominated in Brazilian reals, pledged principally as collateral of accounts payable to suppliers. These amounts are classified in other current assets due to their short-term nature. As of December 31, 2006, the Company had restricted cash of Ps. 298 denominated in Venezuelan bolivars and Ps. 8, denominated in Brazilian reals.

f) Investments in Shares:
Investments in shares of associated companies where the Company exercises significant influence are initially recorded at their acquisition cost and subsequently accounted for using the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at acquisition cost and are adjusted to market value, if they have an observable market value, or based upon the inflation factors of the country of origin.

g) Property, Plant and Equipment:
Property, plant and equipment are initially recorded at their cost of acquisition and/or construction. Property, plant and equipment of domestic origin are restated by applying inflation factors. Imported equipment is restated by applying inflation factors of the country of origin and then translated at the year-end exchange rate. Routine maintenance and repair costs are expensed as incurred.

Depreciation is computed using the straight-line method, based on the value of the restated assets. The Company estimates depreciation rates, considering the estimated remaining useful lives of the assets.

On January 1, 2007, NIF D-6, “Capitalization of the Integral result of Financing”, went into effect. This standard establishes that the integral result of financing generated by borrowings obtained to finance investment projects must be capitalized as part of the cost of long-term assets, when certain conditions are met, and amortized over the estimated useful life of the related asset. As of the end of December 31, 2007, there is no effect on the Company’s consolidated balance or consolidated income statement as a result of the adoption of NIF D-6.

Beginning January 2006, Mexico, Venezuela and Argentina, which were the only operations using salvage values, discontinued consideration of the salvage values of property, plant and equipment when calculating depreciation, and Mexico and Venezuela prospectively extended the useful lives of their machinery and equipment by one or two years effective as of such date. As compared to 2005, the net effect of the above mentioned changes represented additional depreciation expense of Ps. 42 in 2007 and 2006.

The estimated useful lives of the Company’s principal assets are as follows:

Years

Buildings and construction	40-50
Machinery and equipment and strategic spare parts	10-20
Distribution equipment	7-15
Other equipment	3-10

h) Returnable Bottles and Cases:
Returnable bottles and cases are recorded at acquisition cost and restated by applying inflation factors. The Company classifies them as property, plant and equipment.

There are two types of returnable bottles and cases:

  Those that are in the Company’s control in its facilities or under a loan agreement with customers, which are referred to as bottles and cases in plant and distribution centers; and
  Those that have been placed in the hands of customers, which are referred to as bottles and cases in the market.

For financial reporting purposes, breakage of returnable bottles and cases in plant and distribution centers is recorded as an expense as it is incurred. For the years ended December 31, 2007, 2006 and 2005, breakage expense amounted to Ps. 555, Ps. 560 and Ps. 631, respectively. Additionally, the Company records depreciation of returnable bottles and cases in plant and distribution centers based on an estimated useful life of approximately four years for returnable glass bottles and plastic cases, and 18 months for returnable plastic bottles. Depreciation is computed for tax purposes using the straight-line method at the applicable country rate.

The Company’s returnable bottles and cases in the market and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is amortized according to their useful lives above mentioned. The returnable bottles and cases for which no deposit has been received, which represent most of the bottles and cases placed in the market, are expensed when placed in the hands of customers.

i) Other Assets:
Other assets represent payments whose benefits will be received in future years and mainly consist of the following:

  Refrigeration equipment is recorded at cost, net of any participation by TCCC, and restated by applying inflation factors. Through 2005 refrigeration equipment was amortized based on a five-year useful life. In 2006, the Company began an analysis of the useful life of refrigeration equipment and changed the useful life in Mexico from 5 to 7 years. As of the end of December 31, 2007, the subsidiaries in Argentina, Brazil, Colombia, Costa Rica and Guatemala have changed the useful life of their refrigeration equipment from five to seven years, considering the maintenance and replacement plans for the equipment. The impact of the change in estimate from 2007 versus 2006 was a reduction of amortization expense of Ps. 43, and the impact from 2006 versus 2005 was a reduction of amortization expense of Ps. 132. The useful life of refrigeration equipment in Venezuela, Panama and Nicaragua remains at five years.

  Agreements with customers for the right to sell and promote the Company’s products during certain periods of time. The majority of the agreements have a term of more than one year, and the related costs are amortized under the straight-line method over the term of the contract, with the amortization presented as a reduction of net sales. During the years ended December 31, 2007, 2006 and 2005, such amortization amounted to Ps. 289, Ps. 312 and Ps. 324, respectively. The cost of agreements with a term of less than one year is recorded as a reduction of net sales when incurred.

  Leasehold improvements, which are restated by applying inflation factors, are amortized using the straight-line method, over the shorter of the useful life of the assets or a term equivalent to the lease period.

j) Intangible Assets:
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

Intangible assets with indefinite useful lives are not amortized and are subject to annual impairment tests. The Company’s intangible assets with indefinite useful lives mainly consist of the Company’s rights to produce and distribute Coca-Cola trademark products in the territories acquired. These rights are contained in agreements that are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States of America for the sale of concentrates for certain Coca-Cola trademark beverages. The most significant bottler agreements have terms of 10 years. However, such agreements are automatically renewable, at not cost, for 10-year terms, subject to non-renewal by either party. Renewal of the agreements does not result in material modifications as all terms from the original agreement remain the same in the renewed agreement. Currently, no other legal, regulatory, competitive or economic factors exist which would prohibit renewal or limit the useful life of the intangible generated from the agreements. The Company intends to indefinitely receive benefits from the bottler agreements and has historically renewed all of its agreements. Accordingly, the Company believes that renewal is reasonably assured and has therefore considered the related intangible assets to be indefinite-lived assets.

These agreements are recorded in the functional currency of the subsidiary in which the investment was made and are restated by applying inflation factors of the country of origin using the exchange rate in effect at the date of the most recent balance sheet presented.

k) Impairment of Long-Lived Assets:
The Company reviews the carrying value of its long-lived assets for impairment and determines whether impairment exists, by comparing estimated discounted future cash flows to be generated by those assets with their carrying value.

For long-lived assets, such as property, plant and equipment and other assets, the Company tests for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through their expected future cash flows.

For intangible assets, the Company tests for impairment on an annual basis and whenever certain circumstances indicate that the carrying amount of the reporting unit might exceed its implied fair value. Impairment charges regarding long-lived assets are recognized in other expenses.

l) Payments from The Coca-Cola Company:
The Coca-Cola Company participates in certain advertising and promotional programs as well as in The Company’s refrigeration equipment investment program. The contributions received for advertising and promotional incentives are included as a reduction of selling expenses. The contributions received for the refrigeration equipment investment program are recorded as a reduction of the investment in refrigeration equipment. The contributions received were Ps. 1,582, Ps. 1,261 and Ps. 1,098 during the years ended December 31, 2007, 2006 and 2005, respectively.

m) Labor Liabilities:
Labor liabilities include obligations for pension and retirement plans, seniority premiums and severance indemnity liabilities, all based on actuarial calculations by independent actuaries, using the projected unit credit method.

Labor liabilities are considered to be non-monetary and are determined using long-term assumptions. The cost for the year of labor liabilities is charged to income from operations and unamortized prior service costs are recorded as expenses over the period during which the employees will receive the benefits of the plan.

Certain subsidiaries of the Company have established funds for the payment of pension benefits through irrevocable trusts with the employees named as beneficiaries.

n) Revenue Recognition:
Revenue is recognized upon delivery to the customer and the customer has taken ownership of the goods. Net sales reflect units delivered at list prices reduced by promotional allowances, discounts and the amortization of the agreements with customers to obtain the rights to sell and promote the products of the Company.

Revenues from the sale of private label brands in which the Company has a significant continuing involvement (i.e. will continue to produce and sell under the private label) are deferred and amortized against the related costs of future sales over the period of the sales arrangement.

o) Operating Expenses:
Administrative expenses include labor costs (salaries and other benefits) for employees not directly involved in the sale of the Company’s products, professional service fees, depreciation of office facilities and amortization of capitalized information technology system implementation costs.

Selling expenses include:

  Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage for returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2007, 2006 and 2005, these distribution costs amounted to Ps. 9,085, Ps. 8,494 and Ps.7,996, respectively;

  Sales: labor costs (salaries and other benefits) and sales commissions paid to sales personnel; and

  Marketing: labor costs (salaries and other benefits), promotions and advertising costs.

p) Other Expenses:
Other expenses include employee profit sharing, equity method in affiliated companies, gain or loss on sales of fixed assets, impairment of long-lived assets, some contingencies, severance payments for restructuring programs associated with an ongoing benefit arrangement and all other non recurrent expenses related to activities different than main activities of the Company and related to activities different than main activities of the Company and that are not part of the integral result of financing.

Employee profit sharing is applicable to Mexico and Venezuela. In Mexico, employee profit sharing is computed at the rate of 10% of the individual taxable income, except that depreciation of historical rather than restated values is used, foreign exchange gains and losses are not included until the asset is disposed of or the liability is due and other effects of inflation are also excluded. In Venezuela, employee profit sharing is computed at a rate equivalent to 15% of after tax earnings and payments must to be at least 15 days of salary and up to a maximum of four months.

There are no significant non-recurring temporary differences between the accounting income for the year and the bases used for Mexican employee profit sharing. As a result, the Company has not recorded a provision for deferred employee profit sharing.

Severance indemnities resulting from a restructuring program and associated with an ongoing benefit arrangement are charged to expenses on the date when a decision to retire personnel under a formal program or for specific causes is taken. These severance payments are included in other expenses. During the years ended December 31, 2007, 2006 and 2005, these payments amounted to Ps. 53, Ps. 734 and Ps. 78, respectively.

q) Integral Result of Financing:
The integral result of financing includes:

  Interest: Interest income and expenses are recorded when earned or incurred, respectively;

  Foreign Exchange (Gain) Loss: Transactions in foreign currencies are recorded in local currencies using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted using the exchange rate in effect at the date of the most recent balance sheet presented, recording the resulting foreign exchange gain or loss directly in the income statement, except for any foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries that are considered to be an economic hedge and the intercompany financing foreign currency denominated balances that are considered to be of a long-term investment nature or advances on dividends and the foreign exchange gain or loss from long-term assets financing; and

  Gain on Monetary Position: Represents the result of the effects of inflation on monetary items. The gain or loss on monetary position is computed by applying inflation factors of the country of origin to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of any foreign subsidiaries that are considered to be an economic hedge and the intercompany financing foreign currency denominated balances that are considered to be of a long-term investment nature or advances on dividends. The gain or loss on monetary position of foreign subsidiaries is translated into Mexican pesos using the year-end exchange rate; and

  Market Value (Gain) Loss on Ineffective Portion of Derivative Financial Instruments: Represents the net change in the fair value of the ineffective portion of derivative financial instruments defined as hedges that do not meet the hedging criteria for accounting purposes.

r) Income Taxes:
Income tax is charged to results as incurred as well as deferred income taxes. For purposes of recognizing the effects of deferred income taxes in the financial statements when there is more than one taxable basis within the same taxable jurisdiction, the Company utilizes both prospective and retrospective projections over the medium-term in order to determine income taxes. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits for which there is uncertainty as to their realizability.

The balance of deferred taxes is comprised of monetary and non-monetary items, based on the temporary differences from which it is derived. Deferred taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse, netting only those balances within the same tax jurisdiction.

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

FEMSA has authorization from the Secretaria de Hacienda y Credito Publico (Secretary of Tax and Public Credit) in Mexico to prepare its income tax and tax on assets on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries, including Coca-Cola FEMSA. The provisions for income taxes of the foreign countries have been determined on the basis of the taxable income of each individual company.

s) Derivative Financial Instruments:
On January 1, 2005, Bulletin C-10, “Instrumentos Financieros Derivados y Operaciones de Cobertura” (Derivative Financial Instruments and Hedging Activities) went into effect. Prior to Bulletin C-10, the Company’s derivative financial instruments entered into for hedging purposes were valued using the same valuation criteria applied to the hedged asset or liability, and their fair value was disclosed in the notes to the financial statements. Additionally, derivative financial instruments entered into for purposes other than hedging were valued and recorded at fair value. The difference between the derivative financial instrument’s initial value and fair value was previously recorded in the consolidated income statement.

The initial effect of adopting Bulletin C-10 resulted in the recognition of a net asset for derivative financial instruments of Ps. 227, with a corresponding increase of Ps. 68 in the deferred income tax liability; Ps. 24 of income was recorded in the consolidated income statement as a change in accounting principle, net of deferred taxes, and Ps. 135 was recorded in cumulative other comprehensive loss, net of deferred taxes.

The Company values and records all derivative financial instruments and hedging activities, including certain derivative financial instruments embedded in other contracts, in the balance sheet as either an asset or liability measured at fair value, considering quoted prices in recognized markets. If such instruments are not traded, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable data, recognized in the financial sector. Changes in the fair value of derivative financial instruments are recorded each year in current earnings or as a component of cumulative other comprehensive loss, based on the type of hedging instrument and the ineffectiveness of the hedge.

The Company designates its freestanding derivative financial instruments as cash flow hedges at the inception of the hedging relationship, when the transactions meet all hedging requirements. For cash flow hedges the effective portion is recognized temporarily in cumulative other comprehensive loss within stockholders’ equity and subsequently reclassified to current earnings at the same time earnings are affected by the hedged item. When derivative financial instruments do not meet all of the accounting requirements for hedging purposes, the change in fair value is immediately recognized in net income. For fair value hedges, the changes in the fair value are recorded in the consolidated results in the period the change occurs.

The Company identifies embedded derivatives that should be segregated from the host contract for purposes of valuation and recognition. When an embedded derivative is identified and the host contract has not been stated at fair value and adequate elements for its valuation exist, the embedded derivative is segregated from the host contract, stated at fair value and classified as trading or designated as a financial instrument for hedging. Changes in the fair value of the embedded derivatives at the closing of each period are recognized in current earnings.

t) Cumulative Other Comprehensive Loss:
The balances of the components of cumulative other comprehensive loss are as follows:

	2007		2006

Cumulative result of holding non-monetary assets	Ps.	42	Ps.	(186)
Gain (loss) on cash flow hedges		10		(146)
Cumulative translation adjustment		(2,101)		(1,860)
Additional labor liability over unrecognized net transition obligation		(98)		(38)

	Ps.	(2,147)	Ps.	Ps. (2,230)

u) Provisions:
Provisions are recognized for obligations that result from a past event that will likely result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.

v) Issuances of Subsidiary Stock:
The Company recognizes issuances of a subsidiary’s stock as a capital transaction, in which the difference between the book value of the shares issued and the amount contributed by the minority interest holder or a third party is recorded as additional paid-in capital.

w) Events Occurring After the Date of the Financial Statements:
Beginning January 1, 2007, the Company adopted the provisions of NIF B-13 “Hechos Posteriores a la Fecha de los Estados Financieros” (Events Occurring After the Date of the Financial Statements), which requires that asset and liability restructurings and waivers by creditors of their right to demand payment in the event an entity defaults on contractual obligations that occur in the period between the date of the consolidated financial statements and the date of their issuance only be disclosed in a note to the consolidated financial statements and be recognized in the financial statements of the period in which such events actually take place. Through 2006, the effect was recognized retroactively when agreements or waivers were obtained in a subsequent period. Such disclosures did not have an impact on the Company’s consolidated financial position or results of operations for the year ended December 31, 2007.

Note 5. Acquisitions.

i) Administración, S.A.P.I. de C.V.

On November 8, 2007, Administracion, S.A.P.I. de C.V. (“Administracion”), a Mexican company owned directly or indirectly 50% by the Company and 50% by TCCC, acquired 58,350,908 shares, representing 100% of the shares of capital stock of Jugos del Valle, S.A.B. de C.V. (“Jugos del Valle”), for US$370 (Ps. 4,020), paid in cash, assuming liabilities of US$86 (Ps. 934). Jugos del Valle produces and sells fruit juices, beverages and other fruit derivatives. The Company is based in Mexico but markets its products internationally, particularly in Brazil and the United States of America.

Coca-Cola FEMSA and TCCC invited all Mexican Coca-Cola bottlers to participate in this transaction, and all of them except one signed irrevocable letters of intent to participate at a similar cost to that paid by Administracion. As a result, the amounts to be transferred to those bottlers have been recognized as investments in shares available for sale. As of December 31, 2007, Coca-Cola FEMSA has received advances of Ps. 800 from the bottlers for their corresponding share in Administracion, and such advances are presented net of the investments in shares available for sale. The Coca-Cola bottlers agreed to participate in this transaction and the Company expects to complete the sale of the shares during 2008.

ii) CICAN

On November 5, 2007, the Argentine subsidiary reached a definitive agreement to acquire all outstanding shares of Complejo Industrial Can, S.A. (“CICAN”) in a transaction valued at Ps. 51. CICAN manufactures packaging for various brands of soft drinks.

The transaction has been approved by the boards of both companies. However, it is in the process to obtaining approvals of the National Competition Commission of the Republic of Argentina. The acquisition was accounted under the purchase method. An intangible asset with an indefinite life was recognized as a result of the acquisition.

As follows we present the condensed balance sheet of CICAN as of December 31, 2007:

Balance Sheet

Total assets	Ps.	147

Total liabilities	Ps.	68
Total stockholders’ equity	Ps.	79

Total liabilities and stockholders’ equity	Ps.	147

The condensed income statement of CICAN for the period from the date of the transaction through December 31, 2007 is as follows:

Income Statement

Total revenues	Ps.	73
Income from operations	Ps.	4
Income before taxes	Ps.	4
Net income	Ps.	4

Note 6. Accounts Receivable.

	2007	2006

Trade	Ps. 2,668	Ps. 2,558
Allowance for doubtful accounts	(152)	(145)
Notes receivable	192	110
The Coca-Cola Company	719	197
Travel advances to employees	19	13
Loans to employees	51	31
Insurance claims (1)	140	11
Administración (2) (see Note 5)	523	-
Jugos del Valle	66	-
FEMSA and subsidiaries	336	162
Other related parties	23	8
Other	121	108

	Ps. 4,706	Ps. 3,053

(1) In 2007 this amount includes insurance claims for losses related to flood damages in October 2007 in Mexico. The claims are for damaged inventories, fixed assets not subject to repair and business interruption. Fixed assets subject to repair in the amount of approximately Ps. 148 are included in property, plant and equipment, but the anticipated insuance reimbursement for such repairs is not reflected above.

(2) The accounts receivable from Administracion represent resources for working capital in Jugos del Valle.

The changes in the allowance for doubtful accounts are as follows:

	2007	2006	2005

Initial balance	Ps. 145	Ps. 143	Ps. 167
Provision for the period	33	53	36
Write-off of uncollectible accounts	(3)	(16)	(19)
Restatement of the initial balance	(23)	(35)	(41)

Ending balance	Ps. 152	Ps. 145	Ps. 143

Note 7. Inventories.

	2007		2006

Finished products	Ps.	946	Ps.	871
Raw materials		1,477		1,417
Advances to suppliers		81		76
Work in process		22		24
Spare parts		394		363
Packing material		58		41
Inventories in transit		479		389
Advertising and promotional materials		2		2
Allowance for obsolescence		(63)		(89)
Other		22		6

	Ps.	3,418	Ps.	3,100

Note 8. Other Current Assets.

	2007		2006

Advertising and promotional expenses	Ps.	94	Ps.	100
Derivative financial instruments		194		174
Restricted cash		238		306
Prepaid insurance		23		19
Prepaid services		11		7
Other		98		39

	Ps.	658	Ps.	645

The advertising and promotional expenses recorded in the consolidated income statements for the years ended December 31, 2007, 2006 and 2005 amounted to Ps. 2,034, Ps. 1,963 and Ps. 1,781, respectively.

Note 9. Investments in shares.

Company	Ownership	2007		2006

Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1)	23.11%	Ps.	115	Ps.	112
Administracion (1) (see Note 5)	20.00%		978		-
KSP Participacoes, S.A. (1)	38.74%		69		120
Holdfab Participacoes LTDA (2) (3)	11.05%		113		-
Industria Mexicana de Reciclaje, S.A. de C.V. (1)	35.00%		76		83
Compañía de Servicios de Bebidas Refrescantes, S.A. de
C.V. (“Salesko”) (1)	26.00%		51		18
Beta San Miguel, S.A. de C.V. (“Beta San Miguel”) (2)	2.54%		69		69
CICAN (1) (4)	100.00%		-		40
Other investments (2)	Various		5		6

		Ps.	1,476	Ps.	448

Accounting method:
(1) Equity method.
(2) Restated acquisition cost (there is no readily determinable fair market value).
(3) In November 2007, Coca-Cola FEMSA acquired 11.05% of the shares of the capital stock of Holdfab Participacoes LTDA, a company that manufactures and sells juice in Brazil.
(4) As of December 31, 2006, the ownership in CICAN was 48.10% . In November 2007, Coca-Cola FEMSA acquired the remaining 51.90% and subsequently began to consolidate this entity (see Note 5).

Note 10. Property, Plant and Equipment.

		2007		2006

Buildings, machinery and equipment	Ps.	32,890	Ps.	33,140
Accumulated depreciation		(16,654)		(16,769)
Land		3,089		2,969
Construction in progress		1,230		845
Returnable bottles and cases, net		1,175		1,295
Strategic spare parts		99		122
Long-lived assets stated at realizable value		94		196

	Ps.	21,923	Ps.	21,798

The Company has identified certain long-lived assets that are not strategic to the current and future operations of the business, comprised of land, buildings and equipment for disposal, in accordance with an approved program for the disposal of certain investments. Such long-lived assets, which are not in use, have been recorded at their estimated realizable value without exceeding their restated acquisition cost, as follows:

		2007		2006

Colombia	Ps.	-	Ps.	127
Venezuela		81		37
Costa Rica		13		32

	Ps.	94	Ps.	196

Land	Ps.	18	Ps.	95
Buildings		76		76
Equipment		-		25

	Ps.	94	Ps.	196

As a result of the sale of certain non-strategic assets, the Company recognized gains of Ps. 13 and Ps. 19 for the years ended December 31, 2007 and 2006, respectively, and a loss of Ps. 10 for the year ended December 31, 2005.

Note 11. Intangible Assets.

	2007	2006

Intangible assets with indefinite useful lives:
Rights to produce and distribute Coca-Cola trademark products
Territories of Mexico, Central America (1) , Venezuela, Colombia
and Brazil	Ps. 41,712	Ps. 40,361
Buenos Aires, Argentina	259	235
Tapachula, Chiapas	141	141
Compañía Latinoamericana de Bebidas, Costa Rica	101	101
CICAN, Argentina	12	-
Intangible assets with finite useful lives:
Cost of systems implementation	233	226

	Ps. 42,458	Ps. 41,064

(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.

The changes in the carrying amount of amortized intangible assets are as follows:

	Investments		Amortization

	Accumulated		Accumulated
	at the		at the			Estimated
	Beginning of		Beginning of	For the		Amortization
	the Period	Additions	the Period	Period	Total	Per Year

2007
Cost of systems implementation	Ps. 408	Ps. 74	Ps. (182)	Ps. (67)	Ps. 233	Ps. (70)

2006
Cost of systems implementation	Ps. 321	Ps. 87	Ps. (99)	Ps. (83)	Ps. 226

Note 12. Other Assets.

	2007	2006

Refrigeration equipment	Ps. 6,720	Ps. 6,731
Accumulated amortization of refrigeration equipment	(5,010)	(5,183)
Agreements with customers, net	157	233
Leasehold improvements, net	45	54
Long-term accounts receivable	11	57
Additional labor liabilities (see Note 15)	277	281
Derivative financial instruments	16	28
Loan fees	18	22
Other	374	349

	Ps. 2,608	Ps. 2,572

Note 13. Balances and Transactions with Related Parties and Affiliated Companies.
On January 1, 2007, NIF C-13, “Related Parties”, went into effect. This standard broadens the concept of “related parties” to include: a) the overall business in which the reporting entity participates; b) close family members of key officers; and c) any fund created in connection with a labor related compensation plan. Additionally, NIF C-13 requires to disclosure these new provisions in notes to comparative financial statements.

The consolidated balance sheets and income statements include the following balances and transactions with related parties and affiliated companies:

Balances		2007		2006

Assets (accounts receivable)
FEMSA and subsidiaries	Ps.	336	Ps.	162
The Coca-Cola Company		719		197
Others		612		8

	Ps.	1,667	Ps.	367

Liabilities (suppliers and other liabilities)
FEMSA and subsidiaries	Ps.	324	Ps.	406
The Coca-Cola Company		3,401		2,546
BBVA Bancomer, S.A.		1,000		1,349
Banco Nacional de México, S.A.		500		519
Others		146		114

	Ps.	5,371	Ps.	4,934

Transactions		2007		2006		2005

Income:
Sales of non-carbonated soft-drinks to Salesko	Ps.	7	Ps.	27	Ps.	19
Sales, other revenues to affiliated companies		856		733		642

Expenses:
Purchases of raw material, beer, assets and operating expense from
FEMSA and Subsidiaries		4,184		4,012		2,639
Purchases of concentrate from The Coca-Cola Company	12,239		10,322			9,112
Advertisement expense paid to The Coca-Cola Company		940		933		939
Purchases of sugar from Beta San Miguel		845		536		621
Purchases of sugar, cans and caps from Promotora Mexicana de
Embotelladores, S.A. de C.V.		723		865		1,349
Purchases of canned products from IEQSA and CICAN (3)		518		816		641
Purchases of crown caps from Tapón Corona, S.A. (1)		-		-		144
Interest due to The Coca-Cola Company		29		65		13
Purchases of plastic bottles from Embotelladora del Atlántico, S.A.
(formerly Complejo Industrial Pet, S.A.)		37		34		184
Interest expenses related to debt at BBVA Bancomer, S.A. (2)		92		22		75
Interest expenses related to debt at Grupo Financiero Banamex, S.A. (2)		47		53		22
Donations to Instituto Tecnologico y de Estudios
Superiores de Monterrey, A.C. (2)		39		42		16
Others		5		12		16

(1)	During 2007 and 2006 Coca-Cola FEMSA had no ownership in this Company.
(2)	As of December 31, 2007 and 2006, one or more members of the Board of Directors or senior management are members of the board of directors or senior management of the counterparties to these transactions.
(3)	In November 2007, the Company acquired all outstanding shares of CICAN (see Note 5).

Employee benefits paid by the Company to key management were as follows:

		2007		2006

Short and long term benefits paid	Ps.	584	Ps.	407
Severance indemnities		8		11

Note 14. Balances and Transactions in Foreign Currencies.

Assets, liabilities and transactions denominated in foreign currencies, other than the functional currencies of the reporting units, translated into U.S. dollars are as follows:

		Applicable
Balances		Exchange Rate (1)	Short-Term	Long-Term	Total

December 31, 2007	Assets	10.8662	$ 111	$ 1	$ 112
	Liabilities		50	464	514

December 31, 2006	Assets	10.8755	$ 20	$ 1	$ 21
	Liabilities		69	516	585

(1)      Mexican pesos per one U.S. dollar.

Transactions	2007	2006	2005

Revenues	$ 26	$ 7	$ 18

Expenses:
Purchases of raw materials	205	173	156
Interest	34	51	54
Other	49	30	14

	$ 288	$ 254	$ 224

As of February 20, 2008, the issuance date of these consolidated financial statements, the exchange rate was 10.7489 Mexican pesos per one U.S. dollar, and the foreign currency position was similar to that as of December 31, 2007.

Note 15. Labor Liabilities.

a) Assumptions:
Actuarial calculations for pension and retirement plans, seniority premiums and severance indemnity liabilities, as well as the cost for the year, were determined in 2007 and 2006 using the following long-term assumptions:

Real
Rates

Annual discount rate	4.50%
Salary increase	1.50%
Return on assets	4.50%
Measurement date: December 31

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

Based on these assumptions, the expected benefits to be paid in the following years are as follows:

	Pension and		Seniority		Severance
	Retirement Plans		Premiums		Indemnities

2008	Ps.	103	Ps.	5	Ps.	60
2009		84		5		38
2010		59		5		39
2011		125		5		28
2012		115		6		25
2013 to 2016		408		60		78

b) Balances of the Liabilities:

		2007		2006

Pension and retirement plans:
Vested benefit obligation	Ps.	311	Ps.	331
Non-vested benefit obligation		737		600

Accumulated benefit obligation		1,048		931
Excess of projected benefit obligation over accumulated benefit obligation		140		183

Projected benefit obligation		1,188		1,114
Pension plan funds at fair value		(566)		(441)

Unfunded projected benefit obligation		622		673
Unrecognized net transition obligation		-		1
Unrecognized actuarial net loss		(99)		(135)
Additional labor liability		108		76

Total		631		615

Seniority premiums:
Vested benefit obligation		18		21
Non-vested benefit obligation		52		41

Accumulated benefit obligation		70		62
Excess of projected benefit obligation over accumulated benefit obligation		7		8

Unfunded projected benefit obligation		77		70
Unrecognized actuarial net loss		(41)		(33)
Additional labor liability		36		31

Total		72		68

Severance indemnities:
Accumulated benefit obligation		290		242
Excess of projected benefit obligation over accumulated benefit obligation		18		17

Projected benefit obligation		308		259
Unrecognized net transition obligation		(148)		(163)
Unrecognized actuarial net loss		(147)		(83)
Additional labor liability		277		229

Total		290		242

Total labor liabilities	Ps.	993	Ps.	925

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the current period.

The projected benefit obligation in some of the Company’s subsidiaries was less than the accumulated benefit obligation reduced by the amount of the plan assets at fair value, resulting in an additional liability, which was recorded as an intangible asset included in other assets up to an amount of the unrecognized net transition obligation and prior service costs (see Note 12) and the difference was recorded in cumulative other comprehensive loss of Ps. 144 in 2007 and Ps. 55 in 2006.

c) Trust Assets:
Trust assets consist of fixed and variable return financial instruments, at market value. The trust assets are invested as follows:

	2007	2006

Fixed Return:
Traded securities	20%	7%
Bank instruments	-	1%
Federal government instruments	34%	54%
Variable Return:
Publicly traded shares	46%	38%

	100%	100%

The Company has a policy of maintaining at least 30% of the trust assets in Mexican Federal Government instruments for Mexican investment and Treasury Bonds of each country for other investments. Objective portfolio guidelines have been established for the remaining percentage, and investment decisions are made to comply with those guidelines to the extent that market conditions and available funds allow. The composition of the portfolio is consistent with those of other large multinational companies that manage long-term funds.

The amounts of securities of the Company and related parties included in trust assets are as follows:

		2007		2006

Portfolio:
FEMSA	Ps.	-	Ps.	2
CEMEX, S.A.B. de C.V. (1)		-		2
Grupo Televisa, S.A.B. de C.V. (1)		-		3
Valores Mexicanos Casa de Bolsa, S.A. de C.V. (1)		8		-

(1)	One or more members of the board of directors or senior management of FEMSA are members of the board of directors or senior management of this Company.

d) Cost for the Period:

		2007		2006		2005

Pension and retirement plans:
Service cost	Ps.	69	Ps.	49	Ps.	49
Interest cost		48		44		45
Expected return on trust assets		(21)		(21)		(18)
Amortization of unrecognized transition obligation		-		(1)		(2)
Amortization of net actuarial loss		9		1		2

		105		72		76

Seniority premiums:
Service cost		10		8		9
Interest cost		3		4		4
Amortization of net actuarial loss		2		1		1

		15		13		14

Severance indemnities:
Service cost		28		46		32
Interest cost		11		15		11
Amortization of unrecognized transition obligation		14		14		10
Amortization of net actuarial loss		5		4		4

		58		79		57

	Ps.	178	Ps.	164	Ps.	147

e) Changes in the Balance of the Obligations:

		2007		2006

Pension and retirement plans:
Initial balance	Ps.	1,114	Ps.	974
Service cost		69		49
Interest cost		48		44
Curtailment		-		(24)
Amendments		-		229
Actuarial (gain) loss		3		(112)
Benefits paid		(46)		(46)

Ending balance		1,188		1,114

Seniority premiums:
Initial balance	Ps.	70	Ps.	60
Service cost		10		8
Interest cost		3		4
Curtailment		-		6
Actuarial loss		10		9
Benefits paid		(16)		(17)

Ending balance	Ps.	77	Ps.	70

Severance indemnities:
Initial balance	Ps.	259	Ps.	178
Service cost		28		46
Interest cost		11		15
Amendments		-		49
Actuarial loss		77		21
Benefits paid		(67)		(50)

Ending balance	Ps.	308	Ps.	259

f) Changes in the Balance of the Trust Assets:

		2007		2006

Pension and retirement plans:
Initial balance	Ps.	441	Ps.	413
Actual return on trust assets		60		35
Employer contributions		76		-
Benefits paid		(11)		(7)

Ending balance	Ps.	566	Ps.	441

Note 16. Bonus Program.
The bonus program for executives is based on complying with certain goals established annually by management, which include quantitative and qualitative objectives and special projects.

The quantitative objectives represent approximately 50% of the bonus and are based on the Economic Value Added (“EVA”) methodology. The objective established for the executives at each entity is based on a combination of the EVA generated by the Company and FEMSA consolidated, calculated at approximately 70% and 30%, respectively. The qualitative objectives and special projects represent the remaining 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.

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

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded in income from operations and are paid in cash the following year. During the years ended December 31, 2007, 2006 and 2005, the bonus expense recorded amounted to Ps. 526, Ps. 367 and Ps. 270, respectively.

All shares held by the trusts are considered outstanding for earnings per share purposes and dividends on shares held by the trusts are charged to retained earnings.

Note 17. Bank Loans and Notes Payable.
As of December 31, 2007 and 2006, short-term debt consisted of revolving bank loans. The amounts and weighted average variable interest rate are as follows:

	% Interest			% Interest
	Rate (1)		2007	Rate (1)		2006

U.S. dollars
Bank loans	5.5%	Ps.	132	5.6%	Ps.	163
Notes payable	7.0%		5	7.0%		4
Argentine pesos
Bank loans	11.0%		500	10.6%		556
Venezuelan bolivars
Bank loans	15.7%		425	9.6%		516

		Ps.	1,062		Ps.	1,239
(1)	Weighted average annual rate.

The following table presents long-term bank loans and notes payable, as well as their weighted average rates and effective derivative financial instruments contracted by the Company:

	% Interest		% Interest
	Rate (1)	2007	Rate (1)	2006

Fixed interest rate:
U.S. dollars:
Yankee bonds	7.3%	Ps. 3,199	7.3%	Ps. 3,354
Mexican pesos:
Bank loans	-	-	9.9%	519
Notes	10.2%	1,500	10.2%	1,556
Variable interest rate:
U.S. dollars:
Capital leases	8.5%	2	8.7%	9
Private placement	5.1%	1,847	5.7%	2,539
Mexican pesos:
Bank loans	8.0%	4,550	7.7%	4,929
Notes	8.3%	6,750	8.3%	5,868
Colombian pesos:
Notes	-	-	9.3%	195
U.S. dollars:
Notes payable	7.0%	6	7.0%	10

Long-Term Debt		17,854		18,979
Current maturities of long-term debt		3,752		2,180

		Ps. 14,102		Ps. 16,799

	% Interest			% Interest
Hedging Derivative Financial Instruments	Rate (1)	2007		Rate (1)	2006

Interest rate swaps variable to fixed:

Mexican pesos:
Bank loans:		Ps.	996		Ps.	2,750
Interest pay rate	11.3%			10.3%
Interest receive rate	8.1%			7.9%

Notes:			5,950			5,868
Interest pay rate	8.6%			8.8%
Interest receive rate	8.3%			8.3%

(1)	Weighted average annual rate.

Maturities of long-term debt as of December 31, 2007 are as follows:

Current maturities of long-term debt	Ps.	3,752
2009		3,703
2010		1,001
2011		1
2012		3,773
2013 and thereafter		5,624

	Ps.	17,854

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

Note 18. Other Expenses. net
In 2006, Coca-Cola FEMSA implemented restructuring programs in its commercial operations and recognized costs of Ps. 689, which were recorded in other expenses in the December 2006 consolidated income statement. Such costs consisted of Ps. 556 of severance payments associated with an ongoing benefit arrangement and Ps. 133 of other costs related to the restructuring programs. As of December 31, 2007, the remaining balance of the restructuring reserve is approximately Ps. 167 and is expected to be utilized during 2008.

		2007		2006		2005

Employee profit sharing	Ps.	300	Ps.	300	Ps.	307
Loss on sales of fixed assets		186		151		146
Contingencies		193		(88)		174
Severance payments and associated cost with an ongoing benefit
arrangement (see Note 4 p)		53		45		78
Equity method in affiliated companies		(13)		23		(8)
Restructuring programs		-		689		-
Other		(17)		(74)		8

Total	Ps.	702	Ps.	1,046	Ps.	705

Note 19. Fair Value of Financial Instruments.
a) Long-Term Debt:

The fair value of long-term bank loans and syndicated loans is based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt of similar amounts and maturities. The fair value of long-term notes is based on quoted market prices. The fair value is estimated as of the date of the most recent balance sheet presented.

		2007		2006

Carrying value	Ps.	17,854	Ps.	18,979
Fair value		17,989		19,174

b) Interest Rate Swaps:
The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. These instruments are recognized in the balance sheet at their estimated fair value and designated as a cash flow hedges.

The estimated fair value is based on formal technical models. Changes in fair value were recorded in cumulative other comprehensive loss.

At December 31, 2007, the Company has the following outstanding interest rate swap agreements:

Maturity	Notional	Fair Value
Date	Amount	Liability

2008	Ps. 4,830	Ps. (21)
2009	166	(5)
2010	150	(4)
2012	1,800	13

The net effect of expired derivative contracts is included in current earnings as an interest expense and amounted to Ps. 131, Ps. 107 and Ps. (5) for the years ended December 31, 2007, 2006 and 2005, respectively.

A portion of certain interest rate swaps do not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value of ineffective portion were recorded in current earnings as part of the integral result of financing. For the years ended December 31, 2007, 2006 and 2005, the net effect of these instruments as of the date of the financial statements was a gain (loss) of Ps. 34, Ps. (39) and Ps. 9, respectively.

c) Forward Agreements to Purchase Foreign Currency:

The Company also has a forward exchange rate to manage the foreign exchange on its borrowings denominated in U.S. dollars. The table below summarizes this instrument:

	Maturity Date	Notional Amount		Fair Value
U.S. dollars to Mexican pesos	2008	Ps.	1,113	Ps.	9

d) Cross Currency Swaps:
As of December 31, 2007 there are certain cross currency swap instruments that do not meet the criteria for hedge accounting purposes; consequently changes in the estimated fair value were recorded in the integral cost of financing. The table below shows the characteristics of these instruments:

	Maturity Date	Notional Amount		Fair Value

Mexican pesos to U.S. dollars	2008	Ps.	1,091	Ps.	3
Mexican pesos to U.S. dollars	2011		1,483		32
U.S. dollars to Colombian pesos	2008		217		22

e) Commodity Price Contracts:
The Company entered into commodity price contracts to hedge the cost of sugar. The result of the commodity future contracts was a loss of Ps. 24 and Ps. 55 during the years ended December 31, 2007 and 2006, respectively, which was recorded in results of operations. The notional amounts of this contract are Ps. 244 and Ps. 179, respectively.

f) Embedded Derivative Financial Instruments:
The Company has determined that its leasing contracts denominated in U.S. dollars host embedded derivative financial instruments. The fair value is estimated based on technical formal models. The changes in the fair value were recorded in current earnings in the integral result of financing as market value on derivative financial instruments.

For the years ended December 31, 2007, 2006 and 2005, the Company has recognized the fair value of such instruments in other assets of Ps. 16, Ps. 28 and Ps.38, respectively.

Note 20. Minority Interest in Consolidated Subsidiaries.

		2007		2006

Mexico	Ps.	1,403	Ps.	1,262
Central America		-		37
Colombia		61		108
Brazil		177		68

	Ps.	1,641	Ps.	1,475

Note 21. Stockholders’ Equity.
As of December 31, 2007, the capital stock of Coca-Cola FEMSA was comprised of 1,846,530,201 common shares, without par value. Fixed capital amounts to Ps. 821 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock.

The characteristics of the common shares are as follows:

  Series “A” and series “D” are ordinary, have unlimited voting rights, are subject to transfer restrictions, and at all times must represent a minimum of 76% of subscribed capital stock.

  Series “A” shares may only be acquired by Mexican individuals and may not represent less than 51% of the ordinary shares.

  Series “D” shares have no foreign ownership restrictions and cannot exceed 49% of the ordinary shares.

  Series “L” shares have no foreign ownerships restrictions and have limited voting and other corporate rights.

As of December 31, 2007 and 2006, Coca-Cola FEMSA’s capital stock is comprised as follows:

Series of shares	Thousands of Shares

A	992,078
D	583,546
L	270,906

Total	1,846,530

The restatement of stockholders’ equity for inflation is allocated to each of the various stockholders’ equity accounts, as follows:

	Historical		Restated
	Value	Restatement	Value

Capital stock	Ps. 821	Ps. 2,295	Ps. 3,116
Additional paid-in capital	9,706	3,627	13,333
Retained earnings	22,441	5,489	27,930
Net majority income	6,714	194	6,908
Cumulative other comprehensive loss	(2,189)	42	(2,147)

The net income of the Company is not subject to the legal requirement that 5% thereof be transferred to a legal reserve since such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to stockholders during the existence of the Company, except as a stock dividend. As of December 31, 2007, this reserve for Coca-Cola FEMSA amounted to Ps. 164 (nominal value).

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

Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. This tax may be credited against the income tax of the year in which the dividends are paid and in the following two years against the income tax and estimated tax payments. As of December 31, 2007, Coca-Cola FEMSA’s balances of CUFIN amounted to Ps. 3,926.

At an ordinary stockholders’ meeting of Coca-Cola FEMSA held on March 27, 2007, the stockholders approved a dividend of Ps. 831 that was paid in May 2007.

At an ordinary stockholders’ meeting of Coca-Cola FEMSA held on March 8, 2006, the stockholders approved a dividend of Ps. 743 that was paid in June 2006.

At an ordinary stockholders’ meeting of Coca-Cola FEMSA held on March 8, 2005, the stockholders approved a dividend of Ps. 687 that was paid in May 2005.

Note 22. Net Majority Income per Share.
This represents the net majority income corresponding to each share of the Company’s capital stock, computed on the basis of the weighted average number of shares outstanding during the period of 1,846,530,201 in each of the three years ended December 31, 2007.

Note 23. Tax System.
a) Income Tax:
Income tax is computed on taxable income, which differs from accounting income principally due to the treatment of the integral result of financing, the cost of labor liabilities, depreciation and other accounting provisions. The tax loss may be carried forward and applied against future taxable income.

The statutory income tax rates applicable in 2007 in the countries where the Company operates and the years in which tax loss carryforwards may be applied are as follows:

	Statutory	Expiration	Open
	Tax Rate	(years)	Period (years)

Mexico	28%	10	5
Guatemala	31%	N/A	4
Nicaragua	30%	3	4
Costa Rica	30%	3	3
Panama	30%	5	7
Colombia	34%	5-8	2
Venezuela	34%	3	4
Brazil	34%	Indefinite	5
Argentina	35%	5	6

Beginning January 1, 2005, an amendment to the income tax law in Mexico was effective and the principal changes were as follows:

  The statutory income tax rate decreased from 30% in 2005 to 29% in 2006 and to 28% in 2007 and thereafter;

  The tax deduction for inventories is made through cost of sales, and the inventory balance as of December 31, 2004 will be taxable during the next 4 to 12 years, based on specific criteria within the tax law;

  Paid employee profit sharing is deductible for income tax purposes; and

  The 60% limit of the stockholders’ participation in the taxable income or loss of Mexican subsidiaries was eliminated for tax consolidation purposes.

In Colombia, the tax losses generated before December 31, 2002, may be carried forward five years and those generated after January 1, 2003, may be carried forward eight years. Both are limited to 25% of taxable income of each year. Additionally, the statutory tax rate of Colombia decreases from 38.5% in 2006 to 34% in 2007 and 33% in 2008, and the 5% tax imposed on dividends was eliminated in 2006.

In Brazil, tax losses may be carried forward for an indefinite period but cannot be restated and are limited to 30% of the taxable income of each year.

b) Tax on Assets:

The operations in Mexico, Guatemala, Nicaragua, Colombia and Argentina are subject to tax on assets.

In Mexico through 2006, the tax on assets (“IMPAC”) was computed at an annual rate of 1.8% based on the average of certain assets at tax restated value less certain liabilities. Since January 1, 2007 the tax on assets changed from 1.8% to 1.25% and also the deduction of liabilities was eliminated in order to determine the tax to be paid. The tax on assets is paid only to the extent that it exceeds the income tax of the year. If in any year a tax on assets payment is required, this amount can be credited against the excess of any future income tax liability over the tax on assets in each of the preceding three years. Additionally, this payment may be restated and credited against the excess of the income tax liability over the calculated asset tax for the following 10 years.

On July 1, 2004, the tax reforms were approved and published by the Congress of the Republic of Guatemala through Decree 18-4 Reforms to the Income Tax and Decree 19-04 the Law of the Extraordinary and Temporary Tax Support to the Peace Accords (Impuesto Extraordinario y Temporal de Apoyo a los Acuerdos de Paz – IETAAP). The main effects of said decrees were the following:

  The effect of new IETAAP tax, which will be calculated on 2.5% of either of the following two bases: (a) one fourth of the net assets or the gross income. In the event assets are more than four times gross income, the tax will be paid on the income basis. This tax may be credited against income tax during the following three calendar years. The rate of this tax gradually decreases; it will be 1.25% from January 2005 to June 2006 and 1% from July 2006 to December 2007.

  Implementation of a new general income tax regimen under which companies will pay 5% on their monthly taxable revenues as a definitive payment. The companies subject to this regimen are not subject to IETAAP. Additionally, there exists an optional regimen of 31% on taxable income. The operation in Guatemala selected the optional regimen of 31% in its larger subsidiary, and the smaller one selected the 5%.

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

c) Business Flat Tax (“IETU”):
On September 14, 2007, the Mexican Senate approved the 2008 Fiscal Reform Bill, which was approved by the President and subsequently published in the Diario Oficial (Official Gazette) on October 1, 2007. The most notable change in the Fiscal Reform relates to the introduction of a flat tax in Mexico. The IETU will replace the existing Tax on Assets and function similar to an alternative minimum corporate income tax, except that any amounts paid are not creditable against future income tax payments. Taxpayers will be subject to the higher of the IETU or the taxpayer’s income tax liability computed under the Mexican Income Tax Law. The IETU will apply to individuals and corporations, including permanent establishments of foreign entities in Mexico, at a rate of 17.5% after 2009. The rates for 2008 and 2009 will be 16.5% and 17%, respectively. The IETU will be calculated on a cash-flow basis, whereby the tax base is determined by reducing cash proceeds with certain deductions and credits. In the case of income derived from export sales, where cash on the receivable has not been collected within 12 months, income will be deemed received at the end of this 12-month period. The IETU will be effective beginning January 1, 2008.

Based on its financial projections, the Company determined that it will basically pay only income tax. Therefore, the enactment of IETU did not have any effects on its financial information, since it only recognizes deferred income tax.

d) Deferred Income Tax:
The temporary differences that generated deferred income tax liabilities (assets) are as follows:

Deferred Income Taxes	2007	2006

Inventories	Ps. 62	Ps. 87
Property, plant and equipment (1)	1,822	1,931
Investments in shares	11	7
Intangible and other assets	(94)	(199)
Labor liabilities	(103)	(113)
Tax loss carryforwards	(776)	(1,018)
Valuation allowance for tax loss carryforwards	99	220
Other reserves	(796)	(1,297)

Deferred income tax, net	225	(382)
Deferred income tax asset	1,255	2,041

Deferred income tax liability	Ps. 1,480	Ps. 1,659

(1)	Includes breakage of returnable bottles and cases

The changes in the balance of the net deferred income tax liability are as follows:

		2007		2006

Initial balance	Ps.	(382)	Ps.	(607)
Provision for the year		294		286
Change in the statutory income tax rate		(6)		(39)
Cumulative translation adjustment		(94)		(60)
Result of holding non-monetary assets		413		38

Ending balance	Ps.	225	Ps.	(382)

e) Provision for the year:

		2007		2006		2005

Current income tax	Ps.	3,048	Ps.	2,308	Ps.	2,736
Deferred income tax		294		286		24
Change in the statutory income tax rate		(6)		(39)		(62)

Income tax	Ps.	3,336	Ps.	2,555	Ps.	2,698

f) Tax Loss Carryforwards and Recoverable Tax on Assets:
As of December 31, 2007, the subsidiaries from Mexico, Panama, Colombia, Venezuela and Brazil have tax loss carryforwards and/or recoverable tax on assets. The expiration dates of such amounts are as follows:

		Tax Loss	Recoverable
Year		Carryforwards	Tax on Assets

2008	Ps.	1	Ps.	-
2009		1		-
2010		-		1
2011		-		1
2012		46		5
2013 and thereafter		2,310		31

	Ps.	2,358	Ps.	38

Due to the uncertainty related to the realization of certain tax loss carryforwards amounting to Ps. 290, a valuation allowance has been recorded to reduce the deferred income tax asset associated with such carryforwards. The changes in the valuation allowance which reduce the related deferred tax asset are as follows:

		2007		2006

Initial balance	Ps.	220	Ps.	649
Maturities		-		(1)
Cancellation of provision		(77)		(410)
Restatement of the initial balance		(44)		(18)

Ending balance	Ps.	99	Ps.	220

g) Reconciliation of Mexican Statutory Income Tax Rate to Consolidated Effective Income Tax Rate:

	2007	2006	2005

Mexican statutory income tax rate	28.00%	29.00%	30.00%
Income tax prior years	0.04	(0.66)	-
Gain from monetary position	(2.70)	(3.91)	(3.36)
Inflationary component	1.92	3.30	3.38
Non-deductible expenses	1.36	2.13	0.62
Income taxed at other than Mexican statutory rate	2.49	2.01	1.61
Effect of change in statutory rate	(0.06)	0.49	(0.97)
Other(1)	0.91	(0.63)	3.78

Consolidated effective income tax rate	31.96%	31.73%	35.06%

(1)Includes the restatement of prior years.

Note 24. Contingencies and Commitments.
a) Contingencies Recorded in the Balance Sheet:
The Company has various loss contingencies, and reserves have been recorded as other liabilities in those cases where the Company believes an unfavorable resolution is probable. Most of these loss contingencies were recorded as a result of the business acquisitions. The following table presents the nature and amount of the loss contingencies recorded as other long-term liabilities as of December 31, 2007:

		Total

Tax	Ps.	1,194
Legal		249
Labor		341

Total	Ps.	1,784

b) Unsettled Lawsuits:
The Company has entered into legal proceedings with its labor unions and tax authorities. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount of these proceedings is $ 148. Those contingencies were classified by legal counsel as less than probable but more than remote of being settled against the Company. However the Company believes that the ultimate resolution of such legal proceedings will not have a material adverse effect on its consolidated financial position or result of operations.

In recent years in its Mexican, Costa Rican and Brazilian territories have been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the beer and soft drink industries where the Company operates the Company does not expect a significant liability derived from these contingences.

In 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern Division of Florida against certain Colombian subsidiaries and The Coca-Cola Company. In the complaint, the plaintiffs alleged that the subsidiaries engaged in wrongful acts against the labor union and its members in Colombia for the amount of $ 500. The Company filed a motion to dismiss the complaint. On September 29, 2006 the Court entered a consolidated omnibus order dismissing the case for lack of subject matter jurisdiction and conclusively ruled that the Court did not have subject matter jurisdiction over any of the labor union and its member actions, and thus all of the claims against the Company were effectively dismissed. However, the plaintiffs have appealed this ruling.

c) Collateralized Contingencies:
As is customary in Brazil, the Company has been requested by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 1,172 by pledging fixed assets and entering into available lines of credit which cover such contingencies.

d) Commitments:
As of December 31, 2007, the Company has capital and operating lease commitments for the leasing of production machinery and equipment, distribution equipment and computer equipment.

The contractual maturities of the lease commitments by currency, expressed in Mexican pesos as of December 31, 2007, are as follows:

	Mexican		Brazilian
	Pesos		Reais

2008	Ps.	178	Ps.	77
2009		134		81
2010		129		83
2011		122		22
2012 and thereafter		662		-

Total	Ps.	1,225	Ps.	263

Rental expense charged to operations amounted to approximately Ps. 411, Ps. 350 and Ps. 670 for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 25. Information by Segment.

		Total	Income from		Capital		Long-term			Total
2007		Revenue	Operations		Expenditures		Assets			Assets

Mexico	Ps.	32,550	Ps.	6,569	Ps.	1,945	Ps.	44,894	Ps.	53,334
Central America (1)		4,808		715		328		5,650		6,577
Colombia		6,933		1,242		643		7,607		8,495
Venezuela		9,785		572		(9)		4,159		6,148
Brazil		11,141		1,857		496		5,907		10,548
Argentina		4,034		492		279		1,503		2,076

Consolidated	Ps.	69,251	Ps.	11,447	Ps.	3,682	Ps.	69,720	Ps.	87,178

		Total	Income From			Capital	Long-term			Total
2006		Revenue	Operations		Expenditures			Assets		Assets

Mexico	Ps.	31,540	Ps.	6,626	Ps.	1,521	Ps.	44,004		Ps. 48,739
Central America (1)		4,559		641		78		5,607		6,621
Colombia		6,459		893		586		6,909		8,014
Venezuela		7,993		207		221		4,320		5,740
Brazil		10,037		1,442		237		5,634		8,978
Argentina		3,458		442		220		1,449		2,335

Consolidated	Ps.	64,046	Ps.	10,251	Ps.	2,863	Ps.	67,923		Ps. 80,427

		Total	Income From		Capital
2005		Revenue	Operations		Expenditures

Mexico	Ps.	30,774	Ps.	6,607	Ps.	942
Central America (1)		4,026		549		218
Colombia		5,966		675		434
Venezuela		7,188		339		517
Brazil		8,432		491		259
Argentina		3,256		1,312		146

Consolidated	Ps.	59,642	Ps.	9,973	Ps.	2,516

(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.

Note 26. Differences Between Mexican FRS and U.S. GAAP.
As discussed in Note 2, the consolidated financial statements of the Company are prepared in accordance with Mexican FRS, which differs in certain significant respects from U.S. GAAP. A reconciliation of the reported majority net income, majority stockholders’ equity and majority comprehensive income to U.S. GAAP is presented in Note 27. It should be noted that this reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements as required by Bulletin B-10, “Reconocimiento de los Efectos de la Inflación en la Información Financiera” (Recognition of the Effects of Inflation in the Financial Information), of Mexican FRS.

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

a) Restatement of Prior Year Financial Statements:
As explained in Note 4 a), in accordance with Mexican FRS, the financial statements for Mexican subsidiaries for prior years were restated using inflation factors and for foreign subsidiaries and affiliated companies for prior years was restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located, then translated to Mexican pesos at the year-end exchange rate.

Under U.S. GAAP, the Company applies the regulations of the Securities and Exchange Commission of the United States of America (“SEC”), which require that prior year financial statements be restated in constant units of the reporting currency, in this case the Mexican peso, which requires the restatement of prior year amounts using Mexican inflation factors.

Additionally, all other U.S. GAAP adjustments for prior years have been restated based upon this methodology.

b) Classification Differences:
Certain items require a different classification in the balance sheet or income statement under U.S. GAAP. These include:

  As explained in Note 4 c), under Mexican FRS, advances to suppliers are recorded as inventories. Under U.S. GAAP advances to suppliers are classified as prepaid expenses;

  Impairment of intangible and other long-lived assets, the gains or losses on the disposition of fixed assets, all severance indemnity charges and employee profit sharing are included in operating expenses under U.S. GAAP;

  Under Mexican FRS, deferred taxes are classified as non-current, while under U.S. GAAP they are based on the classification of the related asset or liability or their estimated reversal date when not associated with an asset or liability.

  Under Mexican FRS, restructuring costs are recorded as other expenses. For U.S. GAAP purposes, such restructuring costs are recorded as operating expenses.

c) Deferred Promotional Expenses:
As explained in Note 4 e), for Mexican FRS purposes, the promotional costs related to the launching of new products or presentations are recorded as prepaid expenses. For U.S. GAAP purposes, such promotional costs are expensed as incurred.

d) Intangible Assets:
As mentioned in Note 4 j), under Mexican FRS, until December 31, 2002, all intangible assets were amortized over a period of no more than 20 years. Effective January 1, 2003, revised Bulletin C-8, “Activos Intangibles” (Intangible Assets), went into effect and recognizes that certain intangible assets (excluding goodwill) have indefinite lives and should not be amortized. In accordance with Statement of Financial Accounting Standars (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (effective January 1, 2002), goodwill and indefinite-lived intangible assets are also no longer subject to amortization, but rather are subject to periodic assessment for impairment. Accordingly, amortization of indefinite-lived intangible assets was discontinued in 2002 for U.S. GAAP. For Mexican FRS the amortization of indefinite-lived intangible assets was discontinued in 2003, and the amortization of indefinite-lived assets was discontinued in 2004.

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

e) Restatement of Imported Equipment:
As explained in Note 4 g), under Mexican FRS, imported machinery and equipment have been restated by applying the inflation rate of the country of origin and translated into Mexican pesos using the period-end rate.

Under U.S. GAAP, the Company applies the regulations of the SEC, which require that all machinery and equipment, both domestic and imported, be restated using domestic inflation factors of each subsidiary.

f) Capitalization of the Integral Result of Financing:
Through December 2006, the Company did not capitalize the integral result of financing, which was previously optional under Mexican FRS. On January 1, 2007, NIF D-6, “Capitalization of Integral Result of Financing”, went into effect. This standard establishes that the integral result of financing generated as a result of loans obtained to finance investment projects must be capitalized as part of the cost of “qualified” assets when certain conditions are met. This standard does not require retrospective application. The adoption of this standard did not have an impact on the Company’s consolidated financial position or results of operations.

In accordance with SFAS No. 34, “Capitalization of Interest Cost”, if the integral result of financing is incurred during the construction of qualifying assets, capitalization is required for all assets that require a period of time to get them ready for their intended use. Accordingly, a reconciling item for the capitalization of a portion of the integral result of financing is included in the U.S. GAAP reconciliation of the majority net income and majority stockholders’ equity. If the borrowings are denominated in U.S. dollars, the weighted average interest rate on all such outstanding debt is applied to the balance of construction-in-progress to determine the amount to be capitalized. If the borrowings are denominated in Mexican pesos, the amount of interest to be capitalized as noted above is reduced by the gain on monetary position associated with the debt.

g) Derivative Financial Instruments:
As of January 1, 2005, in accordance with Mexican FRS, as mentioned in Note 4 s), the Company values and records all derivative financial instruments and hedging activities according to Bulletin C-10, “Instrumentos Financieros Derivados y Operaciones de Cobertura” (Derivative Financial Instruments and Hedging Activities), which establishes similar accounting treatment as described in SFAS No. 133, “Accounting for Derivative Financial Instruments and Hedging Activities.” Therefore, as of such date the Company no longer has any difference as it relates to derivative financial instruments.

h) Deferred Income Tax and Employee Profit Sharing and Uncertain Tax Positions:
The Company calculates its deferred income tax and employee profit sharing in accordance with SFAS No. 109, “Accounting for Income Taxes,” for U.S. GAAP purposes, which differs from Mexican FRS as follows:

  Under Mexican FRS, the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result of monetary position. Under U.S. GAAP, the deferred tax balance is classified as a non-monetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain or loss on monetary position and deferred income tax provision;

  Under Mexican FRS, deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to reverse within a defined period, while under U.S. GAAP, the same liability method used for deferred income tax is applied; and

  The differences in start-up expenses, restatement of imported machinery and equipment, capitalization of financing costs, financial instruments and pension plan mentioned in Note 26 c), e), f), and i) generate a difference when calculating the deferred income tax under U.S. GAAP compared to that presented under Mexican FRS (see Note 23 d).

As explained in Note 23 a), the 2005 employee profit sharing to be paid in 2006 will be deductible for Mexican income tax purposes. This deduction reduces the payments of income tax in subsequent years. Therefore, the Company recorded a reduction to the deferred income tax liability under U.S. GAAP of Ps. 64 and Ps. 74 as of December 31, 2007 and 2006, respectively.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN 48 became effective for fiscal years beginning after December 15, 2006 for public entities and their subsidiaries. The Company adopted FIN 48 as of January 1, 2007, as required. The provisions of FIN 48 were applied to all tax positions under SFAS No. 109 upon initial adoption. The impact of adopting this interpretation was not material to the Company’s consolidated financial position, results of operations or cash flows.

The reconciliation of deferred income tax and employee profit sharing, as well as the changes in the balances of deferred taxes, are as follows:

Reconciliation of Deferred Income Tax, net		2007		2006

Deferred income tax liability (asset) under Mexican FRS, net	Ps.	225	Ps.	(382)
U.S. GAAP adjustments:
Restatement of imported equipment and capitalization of financing results		298		159
Tax deduction for deferred employee profit sharing		(64)		(74)
Deferred promotional expenses		(14)		(10)
Pension liability		(15)		(36)
Seniority premiums		(2)		(1)
Severance indemnities		(68)		(61)

Total U.S. GAAP adjustments		135		(23)

Restatements of prior year financial statements		-		244

Deferred income tax, net under U.S. GAAP	Ps.	360	Ps.	(161)

The total deferred income tax expense under U.S. GAAP includes the corresponding current portion as of December 31, 2007 and 2006 of Ps. (501) and Ps. (366), respectively.

Changes in the Balance of Deferred Income Tax	2007		2006

Initial balance	Ps.	(161)	Ps.	(258)
Provision for the year		224		238
Other comprehensive income		297		(141)

Ending balance	Ps.	360	Ps.	(161)

Reconciliation of Deferred Employee Profit Sharing	2007		2006

Deferred employee profit sharing under Mexican FRS	Ps.	-	Ps.	-
U.S. GAAP adjustments:
Inventories		18		37
Property, plant and equipment, net		458		350
Deferred charges		(19)		(40)
Labor liabilities		(64)		(51)
Severance indemnities		(24)		(12)
Other reserves		(139)		(20)

Total U.S. GAAP adjustments		230		264

Deferred employee profit sharing under U.S. GAAP	Ps.	230	Ps.	264

The total deferred employee profit sharing under U.S. GAAP includes the corresponding current portion as of December 31, 2007 and 2006 of Ps. (161) and Ps. (1), respectively.

Changes in the Balance of Deferred Employee Profit Sharing		2007		2006

Initial balance	Ps.	264	Ps.	426
Provision for the year		(31)		(145)
Other comprehensive income		(3)		(17)

Ending balance	Ps.	230	Ps.	264

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

The Company uses the same real interest rate for both U.S. GAAP and Mexican FRS. As a result, the transition obligation has been recalculated and the difference is being amortized over the average life of employment of the Company’s personnel.

Under Mexican FRS, as mentioned in Note 4 m), Mexican Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. The same recognition criteria under U.S. GAAP is established in SFAS No. 112, “Employers’ Accounting for Postemployment Benefits,” which has been effective since 1994.

Beginning in 2005, the Company applies the same considerations as required by Mexican FRS to recognize the severance indemnity liability for U.S. GAAP purposes. The cumulative effect of the severance obligation related to vested services was recorded in the 2005 income statement since the effect was not considered to be quantitatively or qualitatively material to the Company’s consolidated U.S. GAAP financial statements taken as a whole. The additional labor liability has not been recorded for U.S. GAAP purposes.

In 2006, the Company adopted SFAS No. 158, “Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R),”. This statement requires companies to (1) fully recognize, as an asset or liability, the overfunded or underfunded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; and (3) provide enhanced disclosures. The impact of adoption, including the interrelated impact on the minimum pension liability, resulted in a (decrease) increase in total liabilities and an (increase) decrease in stockholders’ equity reported under U.S. GAAP of Ps. (62) and Ps. 10, respectively.

Prior to the adoption of SFAS No. 158, there was no difference in the liabilities for seniority premiums between Mexican FRS and U.S. GAAP.

The reconciliation of the cost for the period and labor liabilities is as follows:

Net Pension Cost	2007		2006		2005

Net pension cost recorded under Mexican FRS	Ps.	105	Ps.	72	Ps.	76
U.S. GAAP adjustments:
Amortization of unrecognized transition obligation		1		2		1
Restatement of prior year financial statements		-		(3)		(5)

Net pension cost under U.S. GAAP	Ps.	106	Ps.	71	Ps.	72

Pension Liability	2007		2006

Pension liability under Mexican FRS	Ps.	631	Ps.	615
U.S. GAAP adjustments:
Unrecognized net transition obligation		59		46
Reclassification pursuant to SFAS No. 158		(68)		23
Restatement of prior year financial statements		-		(13)

Pension liability under U.S. GAAP	Ps.	622	Ps.	671

The reconciliation of the net severance indemnity cost and severance indemnity liability is as follows:

Net Severance Indemnity Cost	2007		2006		2005

Net severance indemnity cost under Mexican FRS	Ps.	58	Ps.	79	Ps.	57
U.S. GAAP adjustments:
Amortization of unrecognized transition obligation		49		61		167
Restatement of prior year financial statements		-		(6)		(2)

Net severance indemnity cost under U.S. GAAP	Ps.	107	Ps.	134	Ps.	222

Severance Indemnity Liability	2007		2006

Severance indemnity liability under Mexican FRS	Ps.	290	Ps.	242
U.S. GAAP adjustments:
Unrecognized net transition obligation		148		158
Unrecognized net actuarial loss		147		70
Cancellation of the additional labor liability recorded under Mexican FRS		(277)		(213)
Restatement of prior year financial statements		-		(17)

Severance indemnity liability under U.S. GAAP	Ps.	308	Ps.	240

The reconciliation of the seniority premiums liability is as follows (1):

Seniority premiums liability	2007		2006

Seniority premiums liability under Mexican FRS	Ps.	72	Ps.	68
U.S. GAAP adjustments:
Reclassification pursuant to SFAS No. 158		6		2

Seniority premiums liability under U.S. GAAP	Ps.	78	Ps.	70

(1) There are no U.S. GAAP adjustments which affect the net seniority premium cost.

		Pension and
		Retirement	Seniority
		Plans	Premiums

Actuarial net (gain) loss and prior service cost recognized in OCI during the year	Ps.	(80)	Ps.	6
Actuarial net loss and prior service recognized as component of net periodic		(12)		(2)
pension cost
Net transition liability recognized as component of net periodic cost		1		-
Actuarial net (gain) loss, prior service (credit) cost and transitions liability included		(68)		6
in accumulate OCI
Estimate to be recognized as a component of net periodic pension cost over the following fiscal year:
Net transition obligation		1		-
Prior service cost		10		-
Actuarial loss		(1)		3

j) Minority Interest:
Under Mexican FRS, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders’ equity in the consolidated balance sheet.

Under U.S. GAAP, this item must be excluded from consolidated stockholders’ equity in the consolidated balance sheet. Additionally, the minority interest in the net earnings of consolidated subsidiaries is deducted from consolidated net income.

The U.S. GAAP adjustments disclosed in Note 27 are calculated on a consolidated basis. The minority interest effect over those adjustments is not significant.

k) Statement of Cash Flows:
Under Mexican FRS, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, “Estado de Cambios en la Situación Financiera” (Statement of Changes in Financial Position), which identifies the generation and application of resources by the differences between beginning and ending balance sheet items presented in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

In accordance with U.S. GAAP, the Company follows SFAS No. 95, “Statement of Cash Flows,” which is presented in historical Mexican pesos, without the effects of inflation (see Note 26 l).

l) Financial Information Under U.S. GAAP:

Consolidated Balance Sheets	2007		2006

ASSETS
Current Assets:
Cash and cash equivalents	Ps.	7,542	Ps.	4,641
Accounts receivable		4,706		2,798
Inventories		3,338		2,831
Recoverable taxes		450		555
Investments in shares available for sale		684		-
Other current assets		694		630
Deferred income tax and employee profit sharing		651		487

Total current assets		18,065		11,942

Investments in shares		1,476		425
Property, plant and equipment		22,968		21,242
Intangible assets and other assets		44,789		43,254
Deferred income tax and employee profit sharing		1,284		1,691

TOTAL ASSETS	Ps.	88,582	Ps.	78,554

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank loans	Ps.	1,062	Ps.	1,132
Interest payable		274		280
Current maturities of long-term debt		3,752		2,157
Suppliers		6,100		5,358
Taxes payable		1,861		1,013
Accounts payable, accrued expenses and other liabilities		3,148		2,559
Deferred income tax and employee profit sharing		47		119

Total current liabilities		16,244		12,618

Long-Term Liabilities:
Bank loans and notes payable		14,102		16,789
Deferred income tax and employee profit sharing		2,478		2,162
Labor liabilities		1,008		981
Other liabilities		3,625		2,974

Total long-term liabilities		21,213		22,906

Total liabilities		37,457		35,524
Minority interest in consolidated subsidiaries		1,653		1,260
Stockholders’ equity		49,472		41,770

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	Ps.	88,582	Ps.	78,554

Consolidated Income Statements and Comprehensive Income	2007		2006		2005

Net sales	Ps.	68,969	Ps.	59,702	Ps.	53,809
Other operating revenues		162		238		387

Total revenues		69,131		59,940		54,196
Cost of sales		36,118		31,426		27,789

Gross profit		33,013		28,514		26,407

Operating expenses:
Administrative		3,810		3,536		3,090
Selling		18,462		15,635		14,597
Restructuring		-		594		-

		22,272		19,765		17,687

Income from operations		10,741		8,749		8,720
Integral result of financing:
Interest expense		2,118		2,176		2,647
Interest income		(613)		(327)		(302)
Foreign exchange (gain) loss		(99)		238		(296)
Gain on monetary position		(1,007)		(1,054)		(878)
Market value (gain) loss on ineffective portion of derivative financial
instruments		(114)		117		55

		285		1,150		1,226
Other expenses (income), net		231		(101)		90

Income before income taxes		10,225		7,700		7,404
Income taxes		3,272		2,420		2,467

Income before minority interest		6,953		5,280		4,937
Minority interest in results of consolidated subsidiaries		(188)		(176)		(128)

Net income	Ps.	6,765	Ps.	5,104	Ps.	4,809
Other comprehensive income (loss)		1,768		1,023		(336)

Comprehensive income	Ps.	8,533	Ps.	6,127	Ps.	4,473

Net income per share	Ps.	3.66	Ps.	2.76	Ps.	2.60

Consolidated Cash Flows (1)	2007		2006		2005

Cash flows from operating activities:
Net income	Ps.	6,765	Ps.	5,104	Ps.	4,809
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
Minority interest		188		176		128
Inflation effect		(1,299)		(846)		(558)
Depreciation		1,776		1,514		1,332
Restructuring costs		-		363		-
Deferred income taxes		224		229		(94)
Amortization and other non-cash charges		1,575		1,302		1,146
Changes in operating assets and liabilities:
Accounts receivable	(2,082)			(195)		(895)
Inventories		(615)		(685)		253
Recoverable taxes and other current assets		(37)		17		58
Suppliers		996		413		653
Taxes and accounts payable and accrued expenses and other
liabilities		2,407		12		(316)
Labor liabilities		(129)		(123)		(188)

Net cash flows provided by operating activities		9,769		7,281		6,328

Cash flows from (using in) investing activities:
Acquisitions of property, plant and equipment	(3,432)			(2,413)		(2,364)
Disposals of property, plant and equipment		587		322		521
Investment in shares and other assets	(2,108)			(966)		(1,410)
Investment in shares available for sale		(684)		-		-
Restricted cash		12		(165)		86

Net cash flows used in investing activities	(5,625)			(3,222)		(3,167)

Cash flows from (using in) financing activities:
Bank loans		4,641		3,753		4,328
Debt payments	(5,082)			(4,634)		(8,884)
Dividends declared and paid		(809)		(694)		(620)
Other financing activities		(149)		2		444

Net cash flows used in financing activities	(1,399)			(1,573)		(4,732)

Cash and cash equivalents:
Net increase (decrease)		2,745		2,486		(1,571)
Translation effect on cash and cash equivalents		324		100		12
Initial balance		4,473		1,887		3,446

Ending balance	Ps.	7,542	Ps.	4,473	Ps.	1,887

Supplemental cash flow information:
Interest paid	Ps.	2,062	Ps.	2,121	Ps.	2,187
Income taxes and tax on assets paid		3,265		2,296		2,718

(1)	Expressed in millions of historical Mexican pesos.

Consolidated Statements of Changes in Stockholders’ Equity	2007		2006

Stockholders’ equity at the beginning of the period	Ps.	41,770	Ps.	36,439
Dividends declared and paid		(831)		(743)
Adoption of SFAS No. 158		-		(53)
Other comprehensive income (loss):
Cumulative translation adjustment		(241)		(156)
Restatement of prior year financial statements		1,197		519
Gain on cash flow hedges		156		115
Labor liabilities		-		(21)
Result of holding non-monetary assets		656		566

Total other comprehensive income		1,768		1,023
Net income		6,765		5,104

Stockholders’ equity at the end of the period	Ps.	49,472	Ps.	41,770

Note 27. Reconciliation of Mexican FRS to U.S. GAAP.

a) Reconciliation of Net Income:

	2007		2006		2005

Net majority income under Mexican FRS	Ps.	6,908	Ps.	5,292	Ps.	4,895
U.S. GAAP adjustments:
Restatement of prior period financial statements (Note 26 a)		-		(224)		53
Restatement of imported equipment (Note 26 e)		(185)		(52)		(37)
Capitalization of the integral result of financing (Note 26 f)		2		13		(12)
Derivative financial instruments (Note 26 )		-		-		(33)
Deferred income taxes (Note 26 h)		64		(15)		4
Deferred employee profit sharing (Note 26 h)		31		145		88
Labor liabilities (Note 26 i)		(1)		(2)		(1)
Severance indemnities (Note 26 i)		(49)		(61)		(167)
Deferred promotional expenses (Note 26 c)		(12)		8		19
Minority interest (Note 26 j)		7		-		-

Total U.S. GAAP adjustments		(143)		(188)		(86)

Net income under U.S. GAAP	Ps.	6,765	Ps.	5,104	Ps.	4,809

Under U.S. GAAP, the monetary position effect of the income statement adjustments is included in each adjustment, except for the capitalization of the integral result of financing, intangible assets and goodwill as well as pension plan liabilities, which are non-monetary.

b) Reconciliation of Stockholders’ Equity:

	2007		2006

Majority stockholders’ equity under Mexican FRS	Ps.	49,140	Ps.	42,980
U.S. GAAP adjustments:
Restatement of prior year financial statements (Note 26 a)		-		(1,197)
Intangible assets (Note 26 d)		46		46
Restatement of imported equipment (Note 26 e)		920		490
Capitalization of the integral result of financing (Note 26 f)		80		78
Deferred income taxes (Note 26 h)		(135)		23
Deferred employee profit sharing (Note 26 h)		(230)		(264)
Deferred promotional expenses (Note 26 c)		(45)		(33)
Pension liability (Note 26 i)		(65)		(131)
Seniority premiums (Note 26 i)		(8)		(5)
Severance indemnities (Note 26 i)		(219)		(217)
Minority interest (Note 26 j)		(12)		-

Total U.S. GAAP adjustments		332		(1,210)

Stockholders’ equity under U.S. GAAP	Ps.	49,472	Ps.	41,770

c) Reconciliation of Comprehensive Income:

	2007		2006		2005

Majority comprehensive income under Mexican FRS	Ps.	6,991	Ps.	5,693	Ps.	4,260
U.S. GAAP adjustments:
Net income (loss) (Note 27 a)		(143)		(188)		(86)
Derivative financial instruments		-		-		(156)
Restatement of prior years financial statements		1,197		602		29
Result of holding non-monetary assets		629		15		426
Labor obligations		(122)		5		-
Minority Interest		(19)		-		-

Comprehensive income under U.S. GAAP	Ps.	8,533	Ps.	6,127	Ps.	4,473

Note 28. Future Impact of Recently Issued Accounting Standards Not Yet in Effect.

a) Mexican FRS:
During 2007, the following new accounting standards were issued under Mexican FRS the application of which is required as indicated. Except as noted below, the Company will adopt these standards as of January 1, 2008 and has not fully assessed the effect of adopting these new standards on its financial information.

  NIF B-2, “Estado de Flujo de Efectivo” (Statement of Cash Flows)
  This NIF establishes general rules for the presentation, structure and preparation of a cash flow statement, as well as the disclosures supplementing such statement, which replaces the statement of changes in financial position. NIF B-2 requires that the statement show a company’s cash inflows and outflows during the period. Line items should be preferably presented gross. Cash flows from financing activities are now presented below those from investing activities (a departure from the statement of changes in financial position). In addition, NIF B-2 allows entities to determine and present their cash flows from operating activities using either the direct or indirect method.

  NIF B-10, “Efectos de la Inflación” (Inflation Effects)
  NIF B-10 defines two economic environments: a) inflationary environment, when cumulative inflation of three preceding years is 26% or more, in which case, the effects of inflation should be recognized using the comprehensive method; and b) non-inflationary environment, when cumulative inflation of the three preceding years is less than 26%, in which case, no inflationary effects should be recognized in the financial statements. Additionally, NIF B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified to retained earnings, if such gain or loss is realized; the gain or loss that is not realized will be maintained in stockholders’ equity and charged to current earnings of the period in which the originating item is realized. Based on current levels of inflation, the Company will discontinue inflation accounting for all of its Mexican subsidiaries and certain of its foreign subsidiaries in 2008.

•	NIF B-15, “Conversión de Monedas Extranjeras” (Foreign Currency Translation)
NIF B-15 eliminates classification of integrated foreign operations and foreign entities and incorporates the concepts of accounting currency, functional currency and reporting currency. NIF B-15 establishes the procedures to translate the financial information of a foreign subsidiary: i) from the accounting to the functional currency, and ii) from the functional to the reporting currency, and allows entities to present their financial statements in a reporting currency other than their functional currency.

•	NIF D-3, “Beneficios a los Empleados” (Labor Liabilities)
This NIF includes current and deferred PTU. Deferred PTU should be calculated using the same methodology establishes in NIF D-4. It also includes the career salary concept and the amortization period of most items reduced to five years. Items will be amortized over a 5-year period, or less, if employees’ remaining labor life is less than the:
	-	Beginning balance of the transition liability for severance and retirement benefits
	-	Beginning balance of past service cost and changes to the plan
	-	Beginning balance of gains and losses from severance benefits, according to actuarial calculations, should be amortized against the results of 2008
	-	Beginning balance of gains and losses from retirement benefits, according to actuarial calculations, should be amortized over a 5-year period (net transition liability), with the option to fully amortize such item against the results of 2008.

•	NIF D-4, “Impuestos a la Utilidad” (Income Taxes)
This NIF relocates accounting for current and deferred PTU to NIF D-3, eliminates the permanent difference concept, redefines and incorporates various definitions.

b) U.S. GAAP:
The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated. Except as noted below, the Company does not anticipate that those new standards will have a significant impact on its consolidated financial position or results of operations.

  FSP FIN No. 39, “FASB Staff Position (“FSP”) FASB Interpretation No. 39 “Offsetting of amounts Related to Certain Contracts”
  This FSP amends paragraph 3 of FASB Interpretation No. 39, to replace the terms conditional contracts and exchange contracts with the term derivative instruments as defined in SFAS No. 133. It also amends paragraph 10 of FASB Interpretation No. 39 to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with that paragraph. This FSP is effective for fiscal years beginning after November 15, 2007.

  SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”
  This standard permits entities to choose to measure financial instruments and certain other items at fair value to mitigate volatility in reported earnings. SFAS No. 159 is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. According to this Statement these are eligible items for the use of the fair value measurement: (1) Recognized financial assets and financial liabilities; (2) Firm commitments that would otherwise not be recognized at inception and that involve only financial instruments; (3) Nonfinancial insurance contracts and warranties that the insurer can settle by paying a third party to provide those goods or services; (4) Host financial instruments resulting from separation of an embedded nonfinancial derivative instrument from a nonfinancial hybrid instrument. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations.

  SFAS No. 141(R), “Business Combinations” an amendment of SFAS No. 141”
  This statement requires (a) a company to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in preacquisiton periods to expense all acquisition-related costs. SFAS No. 141(R) requires that any adjustments to an acquired entity’s deferred tax asset and liability balance that occur after the measurement period be recorded as a component of income tax expense. This accounting treatment is required for business combinations consummated before the effective date of SFAS No. 141(R) (non-prospective) otherwise SFAS No. 141(R) must be applied prospectively. Early adoption is prohibited. SFAS No. 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.

  SFAS No. 157, “Fair Value Measurements”
  This statement establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. On February 12, 2008, the FASB issued FSP FAS 157-1 and FSP FAS 157-2, which remove leasing transactions accounted for under SFAS No. 13, “Accounting for Leases” from the scope of SFAS No. 157 and partially defer the effective date of SFAS No. 157 as it relates all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations.

  SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements”
  This statement has the following effects on an entities’ financial statements: (a) amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary; (b) changes the way the consolidated income statement is presented; (c) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation; (d) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (e) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent company and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 must be applied prospectively and early adoption is prohibited. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations.

Note 29. Subsequent Events.

On May 30, 2008, we entered into a purchase agreement with The Coca-Cola Company to acquire its wholly owned bottling franchise located in the state of Minas Gerais (Refrigerantes Minas Gerais Ltda., or REMIL) in Brazil.

At the ordinary stockholders’ meeting of Coca-Cola FEMSA held on April 8, 2008, the stockholders approved a dividend of Ps.945 million that was paid in May 2008.