Form 20-F
period 2008-12-31
COCA COLA FEMSA SAB DE CV
filed 2009-06-30
CIK 910631

As filed with the Securities and Exchange Commission on June 30, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
Commission file number 1-12260

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
None
The number of outstanding shares of each class of capital or common stock as of December 31, 2008 was:
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
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). N/A
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

Currency Translations and Estimates

     This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 13.8320 to US$ 1.00, the exchange rate for Mexican pesos on December 31, 2008, according to the U.S. Federal Reserve Board. On June 26, 2009, this exchange rate was Ps. 13.2425 to US$ 1.00. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since January 1, 2004.

     To the extent that estimates are contained in this annual report, we believe such estimates, which are based on internal data, are reliable. Amounts in this annual report are rounded, and the totals may therefore not precisely equal the sum of the numbers presented.

Sources

Certain information contained in this annual report has been computed based upon statistics prepared by the Instituto Nacional de Estadística, Geografía e Informática of Mexico, (the National Institute of Statistics, Geography and Information), the Federal Reserve Bank of New York, the U.S Federal Reserve Board, the Banco de México (the Central Bank of Mexico), the Comisión Nacional Bancaria y de Valores of Mexico (the National Banking and Securities Commission or the CNBV), local entities in each country and upon our estimates.

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

Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Key Information

Selected Consolidated Financial Data

     This annual report includes (under Item 18) our audited consolidated balance sheets as of December 31, 2008 and 2007 and the related consolidated statements of income and changes in stockholders’ equity for the years ended December 31, 2008, 2007 and 2006, the consolidated statement of cash flows for the year ended December 31, 2008 and consolidated statement of changes in financial position for the years ended December 31, 2007 and 2006. Our consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards, which we sometimes refer to as Mexican FRS. Mexican Financial Reporting Standards differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Notes 26 and 27 to our consolidated financial statements provide a description of the principal differences between Mexican Financial Reporting Standards and U.S. GAAP as they relate to us, together with reconciliation to U.S. GAAP of net income and stockholders’ equity.

     Through December 31, 2007, Mexican Financial Reporting Standards required us to recognize effects of inflation in our financial statements and reexpress financial statements from prior periods in constant pesos as of the end of the most recent period presented. For periods beginning in 2008, we adopted Norma de Información Financiera (NIF) B-10 “Effects of Inflation” under Mexican Financial Reporting Standards. Under this rule, the previous inflation accounting rules requiring us to reexpress prior years to reflect the impact of current period inflation no longer apply, unless the economic environment in which we operate qualifies as inflationary pursuant to Mexican Financial Reporting Standards. An environment is inflationary if the cumulative inflation equals or exceeds an aggregate of 26% over three consecutive years. As a result, we discontinued inflation accounting for our subsidiaries in Mexico, Guatemala, Panama, Colombia and Brazil. For the rest of our subsidiaries in Argentina, Venezuela, Costa Rica and Nicaragua, we continue applying inflationary accounting.

     Pursuant to Mexican Financial Reporting Standards, the information presented in this annual report presents financial information for 2008 in nominal terms that has been presented in Mexican pesos, taking into account local inflation of each inflationary country and converting from local currency to Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each inflationary country. For each non-inflationary country, local currency is converted to Mexican pesos using the year-end exchange rate for assets and liabilities, the historical exchange rate for stockholders’ equity and the average exchange rate for the income statement. Our financial information for 2007 and 2006 is expressed in constant pesos as of December 31, 2007.

     Pursuant to Mexican Financial Reporting Standards, in our consolidated financial statements and the selected financial information set forth below:

• In inflationary economies, the figures are restated for inflation based on the local consumer price index.

• In inflationary economies, gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income in the “Comprehensive financing result” line in the income statement.

• Financial statements are stated in Mexican pesos as of the end of 2007, except for 2008 figures, which are stated in nominal terms.

• Beginning in 2008, as a result of discontinuing inflationary accounting for subsidiaries that operate in non-inflationary economic environments, the financial statements are no longer considered to be presented in a reporting currency that comprehensively includes the effects of price level changes; therefore, the effects of inflation generated beginning in 2008 result in a difference to be reconciled for U.S. GAAP purposes.  For the years ended December 31, 2007 and 2006 the effects of inflation accounting under Mexican Financial Reporting Standards have not been reversed in the reconciliation to U.S. GAAP of net income and stockholders’ equity. See Notes 26 and 27 to our consolidated financial statements.

     Our non-Mexican subsidiaries maintain their accounting records in the currency and in accordance with accounting principles generally accepted in the country where they are located. For presentation in our consolidated financial statements, we adjust these accounting records into Mexican Financial Reporting Standards.

     The following table presents selected financial information of our company. This information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes thereto. The selected financial information contained herein is presented on a consolidated basis, and is not necessarily indicative of our financial position or results of operations at or for any future date or period. Certain figures for years prior to 2008 have been reclassified for comparison purposes to 2008 figures. See Note 4 to our consolidated financial statements for our significant accounting policies.

	Year Ended December 31,

	2008(1)	2008		2007		2006		2005		2004

	(2008 in millions of Mexican pesos or millions of U.S. dollars, previous years in millions of constant Mexican pesos as of December 31, 2007, except share and per share data)
Income Statement Data:
Mexican FRS
Net sales	$5,962	Ps.	82,468	Ps.	68,969	Ps.	63,820	Ps.	59,181	Ps.	56,095
Total revenues	5,998		82,976		69,251		64,046		59,642		56,525
Cost of goods sold	3,173		43,895		35,876		33,740		30,553		29,069
Gross profit	2,825		39,081		33,375		30,306		29,089		27,456
Operating expenses	1,835		25,386		21,889		20,013		19,074		18,324
Income from operations	990		13,695		11,486		10,293		10,015		9,132
Net income for the year	422		5,826		7,103		5,497		5,022		6,460
Majority net income	405		5,598		6,908		5,292		4,895		6,429
Minority net income	17		228		195		205		127		31
Basic and diluted, net income
per share(2)	0.22		3.03		3.74		2.86		2.60		3.98
U.S. GAAP
Net sales	$5,827	Ps.	80,595	Ps.	68,969	Ps.	59,702	Ps.	53,809	Ps.	50,847
Total revenues	5,863		81,099		69,131		59,940		54,196		51,206
Income from operations(3)	874		12,095		10,741		8,749		8,720		8,132
Net income for the year	403		5,571		6,765		5,104		4,809		6,397
Basic and diluted net income
per share(2)	0.22		3.02		3.66		2.76		2.60		3.98

Balance Sheet Data:
Mexican FRS
Total assets	$7,082	Ps.	97,958	Ps.	87,178	Ps.	80,427	Ps.	76,214	Ps.	77,214
Short-term debt	442		6,119		4,814		3,419		4,988		3,761
Long-term debt	900		12,455		14,102		16,799		16,952		24,343
Capital stock	225		3,116		3,116		3,116		3,116		3,116
Majority stockholders’ equity	4,042		55,913		49,140		42,979		38,030		34,457
Total stockholders’ equity	4,165		57,616		50,781		44,454		39,329		35,510
U.S. GAAP
Total assets	$7,083	Ps.	97,973	Ps.	88,582	Ps.	78,554	Ps.	73,174	Ps.	75,776
Short-term debt	442		6,119		4,814		3,289		4,780		3,650
Long-term debt	900		12,455		14,102		16,789		16,921		24,227
Capital stock	225		3,116		3,116		3,116		3,116		3,116
Total stockholders’ equity	3,959		54,761		49,472		41,770		36,439		32,652

Other Data:
Mexican FRS
Depreciation(4)(5)	$183	Ps.	2,528	Ps.	2,050	Ps.	2,063	Ps.	1,967	Ps.	1,886
Capital expenditures(6)	347		4,802		3,682		2,863		2,516		2,401

U.S. GAAP
Depreciation(4)(5)(7)	$202	Ps.	2,661	Ps.	2,181	Ps.	1,921	Ps.	1,752	Ps.	1,531

_____________
(1) Translation to U.S. dollar amounts at an exchange rate of Ps. 13.8320 to US$ 1.00 solely for the convenience of the reader.
(2) For the year ended December 31, 2004, computed on the basis of 1,846.4 million shares outstanding, the weighted average shares outstanding during 2004 after giving effect to the rights offering that expired in September 2004. For the years ended December 31, 2008, 2007, 2006 and 2005, computed on the basis of 1,846.5 million shares outstanding.
(3) We include employee profit sharing as part of income from operations for purposes of U.S. GAAP.
(4) Excludes estimated breakage of bottles and cases and amortization of other assets. See the consolidated statement of cash flows for 2008 and the consolidated statement of changes in financial position for 2007 and 2006 included in our consolidated financial statements.
(5) Includes depreciation of coolers reclassified to property, plant and equipment during 2008. Figures for previous years have been restated for comparison purposes.
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

Fiscal Year with
Respect		Mexican Pesos
to which Dividend		per Share	U.S. Dollars per
was Declared	Date Dividend Paid	(Nominal)	Share(1)

2004	May 4, 2005	0.336	0.031
2005	June 15, 2006	0.376	0.033
2006	May 15, 2007	0.438	0.041
2007	May 6, 2008	0.512	0.049
2008	April 13, 2009	0.727	0.054

     (1) Expressed in U.S. dollars using the exchange rate applicable when the dividend was paid.

     The declaration, amount and payment of dividends are subject to approval by holders of our Series A Shares and Series D Shares voting as a single class, generally upon the recommendation of our board of directors, and will depend upon our operating results, financial condition, capital requirements, general business conditions and the requirements of Mexican law. Accordingly, our historical dividend payments are not necessarily indicative of future dividends.

     Holders of Series L Shares, including in the form of ADSs, are not entitled to vote on the declaration and payments of dividends.

Exchange Rate Information

     The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate expressed in Mexican pesos per U.S. dollar.

Period			Exchange Rate

							End of
	High		Low		Average(1)		Period

2004	Ps.	11.64	Ps.	10.81	Ps.	11.31	Ps.	11.15
2005		11.41		10.41		10.87		10.63
2006		11.46		10.43		10.90		10.80
2007		11.27		10.67		10.93		10.92
2008		13.94		9.92		11.21		13.83
_______________
Source: The Federal Reserve Bank of New York and U.S. Federal Reserve Board
(1) Average month-end rates.

	Exchange Rate

	High		Low		End of Period

2007:
First Quarter	Ps.	11.18	Ps.	10.77	Ps.	11.04
Second Quarter		11.03		10.71		10.79
Third Quarter		11.27		10.73		10.93
Fourth Quarter		11.00		10.67		10.92

2008:
First Quarter	Ps.	10.97	Ps.	10.63	Ps.	10.63
Second Quarter		10.60		10.27		10.30
Third Quarter		10.97		9.92		10.97
Fourth Quarter		13.94		10.97		13.83
December		13.83		13.09		13.83

2009:
First Quarter	Ps.	15.41	Ps.	13.33	Ps.	14.21
January		14.33		13.33		14.33
February		15.09		14.09		15.09
March		15.41		14.02		14.21
April		13.89		13.05		13.80
May		13.82		12.88		13.18
______________
Source: The Federal Reserve Bank of New York and the U.S. Federal Reserve Board

     On June 26, 2009, the exchange rate was Ps. 13.24 to US$ 1.00, according to the U.S. Federal Reserve Board.

     We pay all cash dividends in Mexican pesos. As a result, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of our ADSs, which represent ten Series L Shares, on conversion by the depositary for our ADSs of cash dividends on the shares represented by such ADSs. In addition, fluctuations in the exchange rate between the Mexican peso and the U.S. dollar would affect the market price of our ADSs. The Mexican peso has devalued significantly since the fourth quarter of 2008 against the U.S. dollar.

RISK FACTORS

Risks Related to Our Company

Our business depends on our relationship with The Coca-Cola Company, and changes in this relationship may adversely affect our results of operations and financial position.

     Approximately 98% of our sales volume in 2008 was derived from sales of Coca-Cola trademark beverages. In each of our territories, we produce, market and distribute Coca-Cola trademark beverages through standard bottler agreements. Through its rights under the bottler agreements and as a large shareholder, The Coca-Cola Company has the ability to exercise substantial influence over the conduct of our business.

     Under our bottler agreements, The Coca-Cola Company may unilaterally set the price for its concentrate. In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for sparkling beverages over a three-year period in Brazil beginning in 2006 and in Mexico beginning in 2007. These increases have now been fully implemented in Brazil and will be fully implemented in Mexico during 2009. We prepare a three-year general business plan that is submitted to our board of directors for approval. The Coca-Cola Company may require that we demonstrate our financial ability to meet our plans and may terminate our rights to produce, market and distribute sparkling beverages in territories with respect to which such approval is withheld. The Coca-Cola Company also makes significant contributions to our marketing expenses although it is not required to contribute a particular amount. In addition, we are prohibited from bottling any sparkling beverage product or distributing other beverages without The Coca-Cola Company’s authorization or consent. We may not transfer control of the bottler rights of any of our territories without the consent of The Coca-Cola Company.

     We depend on The Coca-Cola Company to renew our bottler agreements. Our bottler agreements for Mexico expire in 2013 for two territories and 2015 for two other territories, renewable in each case for ten-year terms. Our bottler agreements for Guatemala, Costa Rica, Nicaragua, Panama (other beverages), Venezuela and Colombia expire on July 31, 2009, pursuant to letters of extension. These bottler agreements are renewable as agreed between the parties. Our bottler agreement for Coca-Cola trademark beverages for Panama has an indefinite term but may be terminated with six months prior written notice by either party. Our bottler agreement for Argentina expires in 2014. Our bottler agreement for Brazil expired in December 2004. We are operating under the terms of the existing Brazilian bottler agreement in the acquired territory of Refrigerantes Minas Gerais Ltda., or REMIL. For the expired agreements and the agreements expiring this year, we are currently in the process of negotiating renewals of our agreements on similar terms and conditions as the rest of the countries, and we and The Coca-Cola Company will continue operating under the terms of the existing agreements. See “Item 4. Information on the Company—Bottler Agreements.” There can be no assurances that The Coca-Cola Company will decide to renew any of these agreements. In addition, these agreements generally may be terminated in the case of material breach. Termination would prevent us from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on our business, financial condition, prospects and results of operations.

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

     We engage in transactions with subsidiaries of both The Coca-Cola Company and FEMSA. Our main transactions with FEMSA include supply agreements under which we purchase certain supplies and equipment, a service agreement under which a FEMSA subsidiary transports finished products from our production facilities to distribution facilities in Mexico, sales of finished products to a Mexican convenience store chain owned by FEMSA, sales and distribution agreements with Cervejarias Kaiser Brasil, or Cervejarias Kaiser, a Brazilian brewer, owned by FEMSA and a service agreement under which a FEMSA subsidiary provides administrative services to our company. In addition, we have entered into cooperative marketing arrangements with The Coca-Cola Company and FEMSA. We are a party to a number of bottler agreements with The Coca-Cola Company. We also have agreed to jointly develop still beverages and waters in our territories with The Coca-Cola Company and have entered into joint ventures and jointly acquired companies with The Coca-Cola Company. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” On May 8, 2009 we entered into an agreement to develop jointly with The Coca-Cola Company the Crystal trademark water products in Brazil. We completed this transaction on May 28, 2009. Transactions with affiliates may create the potential for conflicts of interest, which could result in terms less favorable to us than could be obtained from an unaffiliated third party.

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

     Our principal competitor in Mexico is The Pepsi Bottling Group, or PBG. PBG is the largest bottler of Pepsi products worldwide and competes with Coca-Cola trademark beverages. Our main competition in the juice category in Mexico is Jumex, the largest juice producer in the country. In the water category, Bonafont, a water brand owned by Danone, is our main competition. We have also experienced stronger competition in Mexico from lower priced sparkling beverages in larger, multiple serving packaging. In Brazil and Argentina, we compete with Companhia de Bebidas das Américas, commonly referred to as Ambev, the largest brewer in Latin America and a subsidiary of InBev S.A., which sells Pepsi products in addition to a portfolio that includes local brands with flavors such as guaraná and proprietary beers. In each of our territories we compete with Pepsi bottlers and with various other bottlers and distributors of nationally and regionally advertised sparkling beverages.

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

     Water is an essential component of our products. We obtain water from various sources in our territories, including springs, wells, rivers and municipal water companies. In Mexico, we purchase water from municipal water companies and pump water from wells pursuant to concessions granted by the Mexican government. We obtain the vast majority of the water used in our sparkling beverage production in Mexico pursuant to these concessions, which the Mexican government granted based on studies of the existing and projected groundwater supply. Our existing water concessions in Mexico may be terminated by governmental authorities under certain circumstances and their renewal depends on receiving necessary authorizations from municipal and/or federal water authorities. See “Item 4. Information on the Company—Regulation—Water Supply Law.” In some of our other territories, our existing water supply may not be sufficient to meet our future production needs, and the available water supply may be adversely affected by shortages or changes in governmental regulations.

     We cannot assure you that water will be available in sufficient quantities to meet our future production needs or will prove sufficient to meet our water supply needs.

Increases in the prices of raw materials would increase our cost of goods sold and may adversely affect our results of operations.

     Our most significant raw materials are (1) concentrate, which we acquire from affiliates of The Coca-Cola Company, (2) packaging materials and (3) sweeteners. Prices for concentrate are determined by The Coca-Cola Company pursuant to our bottler agreements as a percentage of the weighted average retail price in local currency, net of applicable taxes. In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for sparkling beverages over a three-year period in Brazil beginning in 2006 and in Mexico beginning in 2007. These increases have now been fully implemented in Brazil and will be fully implemented in Mexico during 2009. The prices for our remaining raw materials are driven by market prices and local availability as well as the imposition of import duties and import restrictions and fluctuations in exchange rates. We are also required to meet all of our supply needs from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to us. Our sales prices are denominated in the local currency in which we operate, while the prices of certain materials, including those used in the bottling of our products, mainly resin, ingots to make plastic bottles, finished plastic bottles, aluminum cans and high fructose corn syrup, are paid in or determined with reference to the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the currency of the country in which we operate, as was the case in 2008. See “Item 4. Information on the Company—The Company—Raw Materials.”

     Our most significant packaging raw material costs arise from the purchase of resin and plastic ingots to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are tied to crude oil prices and global resin supply. The average prices that we paid for resin and plastic ingots in U.S. dollars in 2008 decreased significantly compared to 2007, although prices may increase in future periods. Sugar prices in all of the countries in which we operate other than Brazil are subject to local regulations and other barriers to market entry that cause us to pay in excess of international market prices for sugar. Sweetener prices in Mexico decreased during 2008 as compared to the previous year. In Colombia, average sweetener prices paid during 2008 remained flat as compared to 2007. In the rest of our operations, sweetener prices for 2008 were higher as compared to 2007. Sugar prices in Brazil in recent periods have been volatile, mainly due to the increased demand for sugar cane for production of alternative fuels. Although sweetener prices in Brazil decreased during 2008, the average cost of sweetener was higher than in 2007. In Venezuela, we have experienced sugar shortages that have adversely affected our operations. These shortages were due to insufficient domestic production to meet demand and current restrictions on sugar imports.

     We cannot assure you that our raw material prices will not further increase in the future. Increases in the prices of raw materials would increase our cost of goods sold and adversely affect our results of operations.

Taxes on sparkling beverages could adversely affect our business.

     Our products are subject to certain taxes in many of the countries in which we operate. The imposition of new taxes or increases in taxes on our products may have a material adverse effect on our business, financial condition, prospects and results of operations. Certain countries in Central America, Brazil and Argentina impose taxes on sparkling beverages. See “Item 4. Information on the Company—Regulation—Taxation of Sparkling Beverages.” We cannot assure you that any governmental authority in any country where we operate will not impose or increase taxes on our products in the future.

Regulatory developments may adversely affect our business.

     We are subject to regulation in each of the territories in which we operate. The principal areas in which we are subject to regulation are environment, labor, taxation, health and antitrust. Regulations can also affect our ability to set prices for our products. See “Item 4. Information of the Company—Regulation.” The adoption of new laws or regulations in the countries in which we operate may increase our operating costs or impose restrictions on our operations which, in turn, may adversely affect our financial condition, business and results of operations. In particular, environmental standards are becoming more stringent in several of the countries in which we operate, and we are in the process of complying with these standards. Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on our future results of operations or financial condition.

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

     Our operations have from time to time been subject to investigations and proceedings by antitrust authorities and litigation relating to alleged anticompetitive practices. See “Item 8. Financial Information—Legal Proceedings.” We cannot assure you that these investigations and proceedings will not have an adverse effect on our results of operations or financial condition.

Risks Related to the Series L Shares and the ADSs

Holders of our Series L Shares have limited voting rights.

     Holders of our Series L Shares are entitled to vote only in certain circumstances. They generally may elect three of our 18 directors and are only entitled to vote on specific matters, including certain changes in our corporate form, mergers involving our company when the principal corporate purpose of the merged entity is not related to the corporate purpose of our company, the cancellation of the registration of our shares and those matters that expressly require approval under the Mexican Securities Law. As a result, Series L shareholders will not be able to influence our business or operations. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10. Additional Information—Bylaws—Voting Rights, Transfer Restrictions and Certain Minority Rights.”

Holders of ADSs may not be able to vote at our shareholder meetings.

     Our shares are traded on the New York Stock Exchange (NYSE) in the form of ADSs. Holders of our shares in the form of ADSs may not receive notice of shareholders meetings from our ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner.

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

     We are a Mexican corporation, and our Mexican operations are our single most important geographic territory. For the year ended December 31, 2008, 41% of our total revenues were attributable to Mexico. The Mexican economy is currently experiencing a downturn as a result of the impact of the global financial crisis on many emerging economies during the second half of last year. In the fourth quarter of 2008, Mexican gross domestic product, or GDP, contracted by approximately 1.7% year on year, and Banco de México expects GDP to contract by approximately 5% in 2009. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, further deterioration in economic conditions in, or delays in recovery of, the U.S. economy may hinder any recovery in Mexico. In addition, concerns and reactions relating to the recent outbreak of Influenza A (H1N1) may further adversely affect macroeconomic conditions in Mexico.

     Prolonged periods of weak economic conditions in Mexico may have, and in the past have had, a negative effect on our company and a material adverse effect on our results of operations and financial condition.

     Our business may be significantly affected by the general condition of the Mexican economy, or by the rate of inflation in Mexico, interest rates in Mexico and exchange rates for the Mexican peso. Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. Because a large percentage of our costs and expenses are fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events, and our profit margins may suffer as a result. In addition, an increase in interest rates in Mexico would increase the cost to us of variable rate, Mexican peso-denominated funding, which constituted approximately 47.8% of our total debt as of December 31, 2008, and have an adverse effect on our financial position and results of operations.

Depreciation of the Mexican peso relative to the U.S. dollar could adversely affect our financial condition and results of operations.

     A depreciation of the Mexican peso relative to the U.S. dollar would increase the cost to us of a portion of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars and thereby may negatively affect our financial position and results of operations. Since the second half of 2008 and continuing into 2009, the value of the Mexican peso relative to the U.S. dollar has fluctuated significantly. According to the U.S. Federal Reserve Board during 2008, the exchange rate registered a low of Ps. 9.9166 to US$ 1.00 at August 5, 2008, and a high of Ps. 13.8320 to US$ 1.00 at December 31, 2008. As of June 26, 2009, the exchange rate was Ps. 13.2425 to US$ 1.00. See “—Key Information—Exchange Rate Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Rate Risk.”

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

     Mexican political events may significantly affect our operations. Presidential elections in Mexico occur every six years, and the most recent election occurred in July 2006. Elections in both houses of the Mexican Congress also occurred in July 2006, and although the Partido Acción Nacional won a plurality of the seats in the Mexican Congress in the election, no party succeeded in securing a majority in either chamber of the Mexican Congress. The absence of a clear majority by a single party is likely to continue even after the next Cámara de Diputados (House of Representatives) election in July 2009. This situation may result in government gridlock and political uncertainty. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations.

Economic and political conditions in the other Latin American countries in which we operate may increasingly adversely affect our business.

     In addition to Mexico, we conduct operations in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. Product sales and income from operations from our combined non-Mexican operations increased as a percentage of our consolidated product sales and income from operations from 42.8% and 29.5%, respectively, in 2005 to 59.1% and 50.9%, respectively, in 2008. We expect this trend to continue in future periods. As a consequence, our future results will be increasingly affected by the economic and political conditions in the countries, other than Mexico, where we conduct operations.

     Consumer demand, preferences, real prices and the costs of raw materials are heavily influenced by macroeconomic and political conditions in the other countries in which we operate. These conditions vary by country and may not be correlated to conditions in our Mexican operations. The International Monetary Fund, or IMF, reported that GDP growth slowed in the fourth quarter of 2008 in the countries in which we operate. For 2009, primarily as a result of global economic conditions and commodity prices, the IMF predicts GDP contraction in Mexico, Venezuela, Brazil and Argentina. The IMF has also predicted zero growth in Colombia and slow growth in Guatemala, Nicaragua, Costa Rica and Panama. In addition, Brazil and Colombia have a history of economic volatility and political instability. In Venezuela we face exchange rate risk as well as work stoppages and potential scarcity of raw materials. Deterioration in economic and political conditions in any of these countries would have an adverse effect on our financial position and results of operations.

     Devaluation of the local currencies in countries other than Mexico against the U.S. dollar may increase our operating costs in these countries, and depreciation of the local currencies in these countries against the Mexican peso may negatively affect the results of operations for these countries as reported in our financial statements. In recent years, the value of the currency in the countries in which we operate has been relatively stable. Last year, the Mexican peso and currencies of other countries, specifically the Brazilian real and the Colombian peso, have depreciated relative to the U.S. dollar due to global volatility. The Brazilian real also depreciated relative to the Mexican peso. According to the U.S. Federal Reserve Board, during 2008, the Brazilian real depreciated from a low of 1.5580 Brazilian reais per U.S. dollar on August 1, 2008, to a high of 2.6187 Brazilian reais per U.S. dollar on December 5, 2008, and, according to the Central Bank of Brazil, depreciated from a low of 0.1542 Brazilian reais to Ps. 1.00 on July 2, 2008, to a high of 0.1981 Brazilian reais to Ps. 1.00 on October 8, 2008. On December 31, 2008, the exchange rate was 2.3130 Brazilian reais to US$ 1.00 and 0.1693 Brazilian reais to Ps. 1.00. On June 26, 2009, the exchange rate was 1.9444 Brazilian reais to US$ 1.00 and 0.1469 Brazilian reais to Ps. 1.00. According to the Central Bank of Colombia, the Colombian peso during 2008 also depreciated from a low of 1,652.41 Colombian pesos to US$ 1.00 on July 19, 2008, to a high of 2,389.28 Colombian pesos to US$ 1.00 on November 4, 2008. On December 31, 2008, the exchange rate was 2,243.59 Colombian pesos to US$ 1.00. On June 26, 2009, the exchange rate was 2,188.50 Colombian pesos to US$ 1.00. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Rate Risk.”

     We have also operated under exchange controls in Venezuela since 2003 that affect our ability to remit dividends abroad or make payments other than in local currencies and that may increase the real price paid for raw materials purchased in local currency. Future currency devaluation or the imposition of exchange controls in any of these countries would have an adverse effect on our financial position and results of operations.

Item 4. Information on the Company

THE COMPANY

Overview

     We are the largest bottler of Coca-Cola trademark beverages in Latin America, and the second largest in the world, calculated in each case by sales volume in 2008. We operate in the following territories:

• Mexico – a substantial portion of central Mexico (including Mexico City) and southeast Mexico (including the Gulf region).

• Central America – Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide) and Panama (nationwide).

• Colombia – most of the country.

• Venezuela – nationwide.

• Brazil – the area of greater São Paulo, Campinas, Santos, the state of Mato Grosso do Sul, part of the state of Minas Gerais and part of the state of Goiás.

• Argentina – Buenos Aires and surrounding areas.

     Our company was organized on October 30, 1991 as a sociedad anónima de capital variable (a variable capital stock corporation) under the laws of Mexico with a duration of 99 years. On December 5, 2006, in response to amendments to the Mexican Securities Law, we became a sociedad anónima bursátil de capital variable (a variable capital listed stock corporation). Our legal name is Coca-Cola FEMSA, S.A.B. de C.V. Our principal executive offices are located at Guillermo González Camarena No. 600, Col. Centro de Ciudad Santa Fé, Delegación Álvaro Obregón, México, D.F., 01210, México. Our telephone number at this location is (52-55) 5081-5100. Our website is www.coca-colafemsa.com.

The following is an overview of our operations by segment in 2008:

Operations by Segment—Overview
Year Ended December 31, 2008(1)

	Total	Percentage of	Income from	Percentage of
	Revenues	Total Revenues	Operations	Income from
				Operations
Mexico	33,799	40.7%	6,715	49.0%
Latincentro(2)	12,791	15.4%	2,370	17.3%
Venezuela	15,182	18.3%	1,289	9.5%
Mercosur(3)	21,204	25.6%	3,321	24.2%
Consolidated	82,976	100%	13,695	100%
__________________________

(1)	Expressed in millions of Mexican pesos, except for percentages.
(2)	Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.
(3)	Includes Brazil and Argentina.

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

     In May 2003, we acquired Panamerican Beverages, or Panamco, and began producing and distributing Coca-Cola trademark beverages in additional territories in the central and the gulf regions of Mexico and in Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories. As a result of the acquisition, the interest of The Coca-Cola Company in the capital stock of our company increased from 30% to 39.6% .

     During August 2004, we conducted a rights offering to allow existing holders of our Series L Shares and ADSs to acquire newly-issued Series L Shares in the form of Series L Shares and ADSs, respectively, at the same price per share at which FEMSA and The Coca-Cola Company subscribed in connection with the Panamco acquisition. On March 8, 2006, our shareholders approved the non-cancellation of the 98,684,857 Series L Shares (equivalent to approximately 9.87 million ADSs, or over one-third of the outstanding Series L Shares) that were not subscribed for in the rights offering which were available for issuance at a price of no less than US$ 2.216 per share or its equivalent in Mexican currency.

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

     On November 8, 2007, Administración, S.A.P.I. de C.V., or Administración, a Mexican joint venture company owned directly or indirectly by us and The Coca-Cola Company, acquired 100% of the shares of capital stock of Jugos del Valle. Subsequent to the initial acquisition of Jugos del Valle by Administración, we and The Coca-Cola Company invited all Mexican and Brazilian Coca-Cola bottlers to participate in a joint venture in the Mexican and Brazilian business, respectively, of Jugos del Valle on the same basic terms and conditions. In Mexico and Brazil, all of the Coca-Cola bottlers agreed to participate in the corresponding sale of the shares, which was completed during 2008. We hold an indirect stake of approximately 20% in each of the Mexican joint venture and the Brazilian joint venture. See “Acquisitions—Jugos del Valle Acquisition.”

     On May 30, 2008, we entered into a purchase agreement with The Coca-Cola Company to acquire its wholly owned bottling franchise located in the state of Minas Gerais, REMIL, in Brazil, and we paid a purchase price of US$ 364.1 million in June 2008. We consolidate REMIL in our financial statements as of June 1, 2008.

     On December 21, 2007 and on May 30, 2008, we sold most of our proprietary brands to The Coca-Cola Company. The proprietary brands are now being licensed back to us by The Coca-Cola Company pursuant to our existing bottler agreements. The December 21, 2007 transaction was valued at US$ 48 million and the May 30, 2008 transaction was valued at US$ 16 million. Both of these transactions were conducted on an arm’s length basis. Revenues from the sale of proprietary brands in which we have a significant continuing involvement (i.e., will continue to produce and sell) are deferred and amortized against the related costs of future sales over the period of the sales arrangement.

     In July 2008, we acquired the Agua De Los Angeles jug water business in the valley of Mexico from Grupo Embotellador CIMSA, S.A. de C.V., one of the Coca-Cola bottling franchises in Mexico, for a purchase price of US$ 18.3 million. The brands remain with The Coca-Cola Company.

     In February 2009, we acquired with The Coca-Cola Company the Brisa bottled water business in Colombia from Bavaria, a subsidiary of SABMiller. We acquired the production assets and the distribution territory, and The Coca-Cola Company obtained the Brisa brand. We and The Coca-Cola Company equally shared in paying the purchase price of US$ 92 million. The parties also agreed to an arrangement, pursuant to which Bavaria will continue to produce, sell and distribute Brisa for a transition period.

     On May 8, 2009 we entered into an agreement to develop jointly with The Coca-Cola Company the Crystal trademark water products in Brazil. We completed this transaction on May 28, 2009.

     As of March 31, 2009, FEMSA indirectly owned Series A Shares equal to 53.7% of our capital stock (63% of our capital stock with full voting rights), and The Coca-Cola Company indirectly owned Series D Shares equal to 31.6% of the capital stock of our company (37% of our capital stock with full voting rights). Series L Shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the New York Stock Exchange, constitute the remaining 14.7% of our capital stock.

Business Strategy

     We are the largest bottler of Coca-Cola trademark beverages in Latin America in terms of total sales volume in 2008, with operations in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. While our corporate headquarters are in Mexico City, we have established divisional headquarters in the following three regions:

• Mexico with headquarters in Mexico City;

• Latincentro (covering territories in Guatemala, Nicaragua, Costa Rica, Panama, Colombia and Venezuela) with headquarters in San José, Costa Rica; and

• Mercosur (covering territories in Brazil and Argentina) with headquarters in São Paulo, Brazil.

     We seek to provide our shareholders with an attractive return on their investment by increasing our profitability. The key factors in achieving increased revenues and profitability are (1) implementing multi-segmentation strategies in our major markets to target distinct market clusters divided by consumption occasion, competitive intensity and socioeconomic levels; (2) implementing well-planned product, packaging and pricing strategies through channel distribution; (3) driving product innovation along our different product categories and (4) achieving operational efficiencies throughout our company. To achieve these goals we continue our efforts in:

• working with The Coca-Cola Company to develop a business model to continue exploring new lines of beverages, extend existing product lines, participate in new beverage lines and effectively advertise and market our products;

• developing and expanding our still beverage portfolio through strategic acquisitions and by entering into joint ventures with The Coca-Cola Company;

• implementing packaging strategies designed to increase consumer demand for our products and to build a strong returnable base for the Coca-Cola brand selectively;

• replicating our best practices throughout the whole value chain;

• rationalizing and adapting our organizational and asset structure in order to be in a better position to respond to a changing competitive environment;

• strengthening our selling capabilities and go-to-market strategies, including pre-sale, conventional selling and hybrid routes, in order to get closer to our clients and help them satisfy the beverage needs of consumers;

• expanding our bottled water strategy, in conjunction with The Coca-Cola Company through innovation and selective acquisitions to maximize its profitability across our market territories;

• committing to building a multi-cultural collaborative team, from top to bottom; and

• seeking to expand our geographical footprint.

     We seek to increase per capita consumption of our products in the territories in which we operate. To that end, our marketing teams continuously develop sales strategies tailored to the different characteristics of our various territories and channels. We continue to develop our product portfolio to better meet market demand and maintain our overall profitability. To stimulate and respond to consumer demand, we continue to introduce new products and new presentations. See “—Product and Packaging Mix.” We also seek to increase placement of coolers, including promotional displays, in retail outlets in order to showcase and promote our products. In addition, because we view our relationship with The Coca-Cola Company as integral to our business strategy, we use market information systems and strategies developed with The Coca-Cola Company to improve our coordination with the worldwide marketing efforts of The Coca-Cola Company. See “—Marketing—Channel Marketing.”

     We seek to rationalize our manufacturing and distribution capacity to improve the efficiency of our operations. In 2003 and 2004, as part of the integration process from our acquisition of Panamco, we closed several under-utilized manufacturing centers and shifted distribution activities to other existing facilities. In 2005, 2006 and 2007, we closed additional distribution centers. In 2008, we also closed a distribution facility serving our Mexican operations. See “—Description of Property, Plant and Equipment.”

     In each of our facilities, we seek to increase productivity in our facilities through infrastructure and process reengineering for improved asset utilization. Our capital expenditure program includes investments in production and distribution facilities, bottles, cases, coolers and information systems. We believe that this program will allow us to maintain our capacity and flexibility to innovate and to respond to consumer demand for our products.

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

Our Territories

     The following map shows our territories, giving estimates in each case of the population to which we offer products, the number of retailers of our beverages and the per capita consumption of our sparkling beverages:

     Per capita consumption data for a territory is determined by dividing sparkling beverage sales volume within the territory (in bottles, cans, and fountain containers) by the estimated population within such territory, and is expressed on the basis of the number of eight-ounce servings of our products consumed annually per capita. In evaluating the development of local volume sales in our territories and to determine product potential, we and The Coca-Cola Company measure, among other factors, the per capita consumption of our sparkling beverages.

Our Products

     We produce, market and distribute Coca-Cola trademark beverages and brands licensed from FEMSA. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters, and still beverages (including juice drinks, teas and isotonics). On December 21, 2007 and on May 30, 2008, we sold most of our proprietary brands to The Coca-Cola Company. The following table sets forth our main brands as of March 31, 2009:

Colas:	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Coca-Cola	√	√	√	√	√	√

Coca-Cola light	√	√	√	√	√	√

Coca-Cola Zero	√	√	√	√	√	√

Flavored sparkling beverages:	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Aquarius Fresh					√

Chinotto				√

Crush			√			√

Fanta	√	√			√	√

Fresca	√	√

Frescolita		√		√

Hit				√

Kuat					√

Lift	√	√

Mundet(1)	√

Quatro			√			√

Simba					√

Sprite	√	√	√		√	√

Water:	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Alpina		√

Brisa			√	√

Ciel	√

Crystal					√

Manantial			√	√

Nevada				√

Santa Clara(2)			√	√

Other Categories:	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina
Dasani(3)		√	√			√

Hi-C(4)		√				√

Jugos del Valle(4)	√	√	√		√

Nestea	√	√		√	√

Powerade(5)	√	√	√	√

____________________

(1)	Brand licensed from FEMSA.
(2)	Proprietary brand.
(3)	Flavored water. In Argentina, also as still water.
(4)	Juice based drink.
(5)	Isotonic.

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

	Sales Volume Year Ended December 31,

	2008	2007	2006

	(millions of unit cases)

Mexico	1,149.0	1,110.4	1,070.7
Central America(1)	132.6	128.1	120.3
Colombia	197.9	197.8	190.9
Venezuela	206.7	209.0	182.6
Brazil(2)	370.6	296.1	268.7
Argentina	186.0	179.4	164.9

Combined Volume	2,242.8	2,120.8	1,998.1

____________________

(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Excludes beer sales volume. As of June 2008, includes sales from REMIL.

Product and Packaging Mix

     Our most important brand is Coca-Cola and its line extensions, Coca-Cola light, Coca-Cola Zero and Coca-Cola light caffeine free, which together accounted for 62.5% of total sales volume in 2008. Ciel (including bulk presentations and volumes from Agua De Los Angeles), Fanta, Sprite, Lift and Fresca, our next largest brands in consecutive order, accounted for 10.7%, 5.7%, 2.8%, 1.5% and 1.3%, respectively, of total sales volume in 2008. We use the term line extensions to refer to the different flavors in which we offer our brands. We produce, market and distribute Coca-Cola trademark beverages in each of our territories in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles made of polyethylene terephtalate, which we refer to as PET.

     We use the term presentation to refer to the packaging unit in which we sell our products. Presentation sizes for our Coca-Cola trademark beverages range from a 6.5 -ounce personal size to a 3-liter multiple serving size. For all of our products excluding water, we consider a multiple serving size as equal to or larger than 1.0 liter. In general, personal sizes have a higher price per unit case as compared to multiple serving sizes. We offer both returnable and non-returnable presentations, which allow us to offer different combinations of convenience and price to implement revenue management strategies and to target specific distribution channels and population segments in our territories. In addition, we sell some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which we refer to as fountain. We also sell bottled water products in bulk sizes, which refer to presentations equal to or larger than 5 liters, which have a much lower average price per unit case than our other beverage products.

     Our core brands are principally the Coca-Cola trademark beverages. We sell certain of these brands or their line extensions at a premium in some of our territories, in which case we refer to them as premium brands. We also sell certain other brands at a lower price per ounce, which we refer to as value protection brands.

     The characteristics of our territories are very diverse. Central Mexico and our territories in Argentina are densely populated and have a large number of competing sparkling beverages brands as compared to the rest of our territories. Brazil is densely populated but has lower per capita consumption of sparkling beverage products as compared to Mexico. Portions of southern Mexico, Central America and Colombia are large and mountainous areas with lower population density, lower per capita income and lower per capita consumption of sparkling beverages. In

Venezuela, per capita consumption of our products has remained stable mainly due to short-term operating disruptions over the past few years.

     The following discussion analyzes our product and packaging mix by segment. The volume data presented is for the years 2008, 2007 and 2006.

     Mexico. Our product portfolio consists of Coca-Cola trademark beverages, and since 2001 has included Mundet trademark beverages. In 2007, as part of our efforts to strengthen the Coca-Cola brand we launched Coca-Cola Zero, a line extension of the Coca-Cola brand. Sparkling beverage per capita consumption of our products in our Mexican territories in 2008 was 411 eight-ounce servings.

The following table highlights historical sales volume and mix in Mexico for our products:

	Year Ended December 31,

	2008	2007	2006

Product Sales Volume	(millions of unit cases)
Total	1,149.0	1,110.4	1,070.7
% Growth	3.5%	3.7%	4.5%
Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	75.4%	78.3%	79.6%
Water(1)	21.6	20.7	19.5
Still beverages	3.0	1.0	0.9

Total	100.0%	100.0%	100.0%

______________________
(1) Includes jug volume.

     In 2008, our most popular sparkling beverage presentations were the 2.5 -liter returnable plastic bottle, the 0.6 -liter non-returnable plastic bottle and the 2.5 -liter non-returnable plastic bottle, which together accounted for 62.1% of total sparkling beverage sales volume in Mexico. Multiple serving presentations represented 64.4% of total sparkling beverages sales volume in Mexico in 2008, a 1.3% increase compared to 2007. Our commercial strategies seek to foster consumption in single serving presentations while maintaining multiple serving volumes. In 2008, our sparkling beverages decreased as a percentage of our total sales volume from 78.9% in 2007 to 75.9% in 2008, mainly due to the introduction of the Jugos del Valle line of products and the Agua De Los Angeles jug water business.

     Total sales volume reached 1,149.0 million unit cases in 2008, an increase of 3.5% compared to 1,110.4 million unit cases in 2007. Sparkling beverages sales volume remained stable as compared to 2007. The still beverage category accounted for approximately 60% of the total incremental volumes during the year. Still beverage growth was mainly driven by the introduction of the Jugos del Valle line of products, especially Valle Frut.

     Central America. Our product sales in Central America consist predominantly of Coca-Cola trademark beverages. Sparkling beverages per capita consumption in Central America of our products was 151 eight-ounce servings in 2008.

The following table highlights historical total sales volume and sales volume mix in Central America:

	Year Ended December 31,

	2008	2007	2006

Product Sales Volume	(millions of unit cases)
Total	132.6	128.1	120.3
% Growth	3.5%	6.5%	10.0%
Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	88.8%	89.7%	90.9%
Water	4.2	4.3	4.4
Still beverages	7.0	6.0	4.7

Total	100.0%	100.0%	100.0%

     In 2008, multiple serving presentations represented 54.1% of total sparkling beverage sales volume in Central America, compared with 51.8% in 2007.

     Total sales volume was 132.6 million unit cases in 2008, increasing 3.5% compared to 128.1 million in 2007. Sparkling beverages accounted for more than 65% of our total incremental volume and still beverages represented the majority of the balance.

     Colombia. Our product portfolio in Colombia consists mainly of Coca-Cola trademark beverages. Sparkling beverages per capita consumption of our products in Colombia during 2008 was 89 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Colombia:

	Year Ended December 31,

	2008	2007	2006

Product Sales Volume	(millions of unit cases)
Total	197.9	197.8	190.9
% Growth	0.0%	3.6%	6.2%
Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	87.1%	87.6%	87.9%
Water(1)	10.0	11.0	10.9
Still beverages	2.9	1.4	1.2

Total	100.0%	100.0%	100.0%

_______________________
(1) Includes jug volume.

     In 2008, multiple serving presentations represented 55.4% of total sparkling beverages sales volume in Colombia. In 2008, as part of our efforts to strengthen the Coca-Cola brand, we launched Coca-Cola Zero, a line extension of the Coca-Cola brand.

     Total sales volume was 197.9 million unit cases in 2008, remaining stable as compared to 197.8 million in 2007, driven by still beverages volume growth, due to the introduction of Jugos del Valle line of products, which compensated for a slight decline in sparkling beverages.

     Venezuela. Our product portfolio in Venezuela consists predominantly of Coca-Cola trademark beverages. Sparkling beverages per capita consumption of our products in Venezuela during 2008 was 161 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Venezuela:

	Year Ended December 31,

	2008	2007	2006

Product Sales Volume	(millions of unit cases)
Total	206.7	209.0	182.6
% Growth	(1.1%)	14.5%	5.9%

Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	91.3%	90.4%	87.7%
Water	5.8	5.7	7.5
Still beverages	2.9	3.9	4.8

Total	100.0%	100.0%	100.0%

     During 2008 we continued facing periodic operating difficulties that prevented us from producing and distributing enough supply. We have implemented a product portfolio rationalization strategy to minimize the impact of these disruptions. As a consequence, our sparkling beverage sales volume remained flat for the year.

     In 2008, multiple serving presentations represented 75.3% of total sparkling beverages sales volume in Venezuela. Total sales volume was 206.7 million unit cases in 2008, a slight decrease of 1.1% compared to 209.0 million in 2007, mainly caused by operating disruptions we faced during the year.

     Brazil. Our product portfolio in Brazil consists mainly of Coca-Cola trademark beverages and the Kaiser beer brand, which we sell and distribute on behalf of FEMSA. Sparkling beverage per capita consumption of our products in Brazil during 2008 was 213 eight-ounce servings.

     The following table highlights historical total sales volume and sales volume mix in Brazil, not including beer:

	Year Ended December 31,

	2008	2007	2006

Product Sales Volume	(millions of unit cases)
Total	370.6	296.1	268.7
% Growth	25.2%	10.2%	6.4%

Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	92.0%	91.7%	91.7%
Water	5.7	6.7	7.3
Still beverages	2.3	1.6	1.0

Total	100.0%	100.0%	100.0%

     Beginning in June 2008, we integrated REMIL’s franchise into our existing Brazilian operations. REMIL contributed 66.1 million unit cases of beverages to our sales volume during this seven-month period.

     Total sales volume was 370.6 million unit cases in 2008, an increase of 25.2% compared to 296.1 million in 2007. Excluding REMIL, total sales volume increased 2.8%, of which sparkling beverages accounted for more than 80% of this growth during the year. In 2008, as part of our efforts to strengthen the still beverage category we launched I-9, a new hydro-tonic product enriched with minerals.

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

     Argentina. Our product portfolio in Argentina consists exclusively of Coca-Cola trademark beverages. Sparkling beverages per capita consumption of our products in Argentina during 2008 was 375 eight-ounce servings.

     The following table highlights historical total sales volume and sales volume mix in Argentina:

	Year Ended December 31,

	2008	2007	2006

Product Sales Volume	(millions of unit cases)
Total	186.0	179.4	164.9
% Growth	3.7%	8.8%	9.8%

Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	95.0%	96.2%	96.6%
Water	1.3	1.0	1.2
Still beverages	3.7	2.8	2.2

Total	100.0%	100.0%	100.0%

     Returnable packaging accounted for 27.1% of total sales volume in Argentina in 2008 as compared to 25.2% in the previous year. In 2008, in our continued effort to develop the still water category, we launched Aquarius, a flavored water.

     Total sales volume reached 186.0 million unit cases in 2008, an increase of 3.7% compared with 179.4 million in 2007. The majority of the volume growth came from our returnable presentations, which represented over 75% of the sales volume increase, and from growth of still beverages. In 2008, multiple serving presentations, as a percentage of sparkling beverage volume, remained flat at 84.3% .

Acquisitions

     Jugos del Valle. On October 10, 2007, Administración, a Mexican joint venture company owned directly or indirectly by us and The Coca-Cola Company, launched a public tender offer to buy 100% of the outstanding capital stock of Jugos del Valle, for approximately US$ 370 million in cash, equivalent to a price of US$ 6.3409 per share, assuming liabilities of approximately US$ 86 million.

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

     Subsequent to the initial acquisition of Jugos del Valle by Administración, we and The Coca-Cola Company invited all Mexican and Brazilian Coca-Cola bottlers to participate in a joint venture in the Mexican and Brazilian business, respectively, of Jugos del Valle on the same basic terms and conditions. In Mexico and Brazil, all of the Coca-Cola bottlers agreed to participate in the corresponding sale of the shares, which was completed during 2008. We hold an indirect stake of approximately 20% in each of the Mexican joint venture and the Brazilian joint venture.

     The business of Jugos del Valle in the United States of America was acquired by The Coca-Cola Company.

     Beginning in February 2008, we started to distribute Jugos del Valle brand juice-based beverages in our Mexican operations and gradually incorporated Jugos del Valle’s juice-based products into some of our operations in the Latincentro and Mercosur divisions during the year. As a result, volume, average price per unit case, cost of goods sold and operating expenses related to these products are recorded in our consolidated results and results for the Mexico, Latincentro and Mercosur divisions.

     REMIL. On May 30, 2008, we entered into a purchase agreement with The Coca-Cola Company to acquire its wholly owned bottling franchise located in the state of Minas Gerais (REMIL) in Brazil. We paid a purchase price of US$ 364.1 million in June 2008.

     Agua De Los Angeles. In July 2008, we acquired the Agua De Los Angeles jug water operation in the valley of Mexico for a purchase price of US$ 18.3 million and we subsequently started to merge this business into our current jug water business under the Ciel brand.

     Brisa. In February 2009, we acquired with The Coca-Cola Company the Brisa bottled water business in Colombia from Bavaria, a subsidiary of SABMiller. We acquired the production assets and the distribution territory, and The Coca-Cola Company obtained the Brisa brand. We and The Coca-Cola Company equally shared in paying the purchase price of US$ 92 million. The parties also agreed to an arrangement, pursuant to which Bavaria will continue to produce, sell and distribute Brisa for a transition period. Brisa sold 47 million unit cases during 2008 in Colombia.

Seasonality

     Sales of our products are seasonal, as our sales levels generally increase during the summer months of each country and during the Christmas holiday season. In Mexico, Central America, Colombia and Venezuela, we typically achieve our highest sales during the summer months of April through September as well as during the Christmas holidays in December. In Brazil and Argentina, our highest sales levels occur during the summer months of October through March and the Christmas holidays in December.

Marketing

     Our company, in conjunction with The Coca-Cola Company, has developed a sophisticated marketing strategy to promote the sale and consumption of our products. We rely extensively on advertising, sales promotions and non-price related retailer incentive programs designed by local affiliates of The Coca-Cola Company to target the particular preferences of our consumers. Our marketing expenses in 2008, net of contributions by The Coca-Cola Company, were Ps. 2,376 million. The Coca-Cola Company contributed an additional Ps. 1,995 million in 2008, which includes contributions for coolers. Through the use of advanced information technology, we have collected customer and consumer information that allow us to tailor our marketing strategies to the types of customers located in each of our territories and to meet the specific needs of the various markets we serve.

     Retailer Incentive Programs. Incentive programs include providing retailers with commercial coolers for the display and cooling of beverage products and for point-of-sale display materials. We seek, in particular, to increase cooler distribution among retailers to increase the visibility and consumption of our products and to ensure that they are sold at the proper temperature. Sales promotions include sponsorship of community activities, sporting, cultural and social events, and consumer sales promotions such as contests, sweepstakes and product giveaways.

     Advertising. We advertise in all major communications media. We focus our advertising efforts on increasing brand recognition by consumers and improving our customer relations. National advertising campaigns are designed and proposed by The Coca-Cola Company’s local affiliates, with our input at the local or regional level.

     Channel Marketing. In order to provide more dynamic and specialized marketing of our products, our strategy is to classify our markets and develop targeted efforts for each consumer segment or distribution channel. Our principal channels are small retailers, “on-premise” consumption such as restaurants and bars, supermarkets and third party distributors. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of beverage consumers in each of the different types of locations or distribution channels. In response to this analysis, we tailor our product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.

     We believe that the implementation of our channel marketing strategy also enables us to respond to competitive initiatives with channel-specific responses as opposed to market-wide responses. This focused response capability isolates the effects of competitive pressure in a specific channel, thereby avoiding costlier market-wide responses. Our channel marketing activities are facilitated by our management information systems. We have invested significantly in creating these systems, including in hand-held computers to support the gathering of product, consumer and delivery information for most of our sales routes in Mexico and Argentina and selectively in other territories.

     Multi-segmentation. We have been implementing a multi-segmentation strategy in the majority of our markets. This strategy consists of the implementation of different product/price/package portfolios by market cluster or group. These clusters are defined based on consumption occasion, competitive intensity and socioeconomic levels, rather than solely on the types of distribution channels. We have developed a market intelligence system that we refer to as the right-execution-daily system (RED), which has allowed us to implement this strategy. This system provides the data required to target specific consumer segments and channels and allows us to collect and analyze the data required to tailor our product, package, price and distribution strategies to fit different consumer needs.

Product Distribution

     The following table provides an overview of our product distribution centers and the retailers to which we sell our products:

Product Distribution Summary as of December 31, 2008

	Mexico	Central America	Colombia	Venezuela	Brazil	Argentina

Distribution Centers	83	28	32	33	27	5
Retailers (in thousands)(1)	612	102	365	159	197	82
_______________
(1) Estimated.

     We continuously evaluate our distribution model in order to fit with the local dynamics of the market place. We are currently analyzing the way we go to market, recognizing different service needs from our customers, while looking for a more efficient distribution model. As part of this strategy, we are rolling out a variety of new distribution models throughout our territories looking for improvements in our distribution network.

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

     Our distribution centers range from large warehousing facilities and re-loading centers to small deposit centers. In addition to our fleet of trucks, we distribute our products in certain locations through a fleet of electric carts and hand-trucks in order to comply with local environmental and traffic regulations. We generally retain third parties to transport our finished products from the bottling plants to the distribution centers.

     Mexico. We contract with a subsidiary of FEMSA for the transportation of finished products to our distribution centers from our Mexican production facilities. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” From the distribution centers, we then distribute our finished products to retailers through our own fleet of trucks. During 2008, we closed one of our 84 distribution centers in our Mexican operations.

     In Mexico, we sell a majority of our beverages at small retail stores to customers who take the beverages home or elsewhere for consumption. We also sell products through the “on-premise” consumption segment, supermarkets and others. The “on-premise” consumption segment consists of sales through sidewalk stands, restaurants, bars and various types of dispensing machines as well as sales through point-of-sale programs in concert halls, auditoriums and theaters.

     Territories other than Mexico. We distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors. At the end of 2008, we operated 28 distribution centers in our Central American territories, 32 in Colombia, 33 in Venezuela, 27 in Brazil and five in Argentina.

     In most of our territories, an important part of our total sales volume is sold through small retailers, with low supermarket penetration. In contrast, in Brazil we sold approximately 22% of our total sales volume through supermarkets in 2008. Also in Brazil, the delivery of our finished products to customers is completed by a third party, while we maintain control over the selling function. In designated zones in Brazil, third-party distributors purchase our products at a discount from the wholesale price and resell the products to retailers.

Competition

     Although we believe that our products enjoy wider recognition and greater consumer loyalty than those of our principal competitors, the sparkling beverages market in the territories in which we operate are highly competitive. Our principal competitors are local bottlers of Pepsi and other bottlers and distributors of national and regional sparkling beverage brands. We face increased competition in many of our territories from producers of low price beverages, commonly referred to as “B brands.” A number of our competitors in Central America, Venezuela, Brazil and Argentina offer both sparkling beverages and beer, which may enable them to achieve distribution efficiencies.

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

     Mexico. Our principal competitors in Mexico are bottlers of Pepsi products, whose territories overlap but are not co-extensive with our own. In central Mexico we compete with a subsidiary of PBG, the largest bottler of Pepsi products globally, and Grupo Embotelladores Unidos, S.A.B. de C.V., the Pepsi bottler in central and southeast Mexico. Our main competition in the juice category in Mexico is Jumex, the largest juice producer in the country. In the water category, Bonafont, a water brand owned by Danone, is our main competition. In addition, we compete with Cadbury Schweppes and with other national and regional brands in our Mexican territories. We also compete with low price producers that mainly offer multiple serving size presentations in the sparkling and still beverage industry.

     Central America. In the countries that comprise our Central America region, our main competitors are Pepsi bottlers. In Guatemala and Nicaragua, we compete against a joint venture between AmBev and The Central American Bottler Corporation. In Costa Rica, our principal competitor is Embotelladora Centroamericana, S.A., and in Panama, our main competitor is Refrescos Nacionales, S.A. We also face competition from low price producers offering multiple serving size presentations in some Central American countries.

     Colombia. Our principal competitor in Colombia is Postobón S.A., which we refer to as Postobón, a well-established local bottler that sells flavored sparkling beverages, some of which have a wide consumption preference, such as manzana Postobón (apple Postobón), which is the second most popular category in the Colombian sparkling beverage industry in terms of total sales volume, and that also sells Pepsi products. Postobón is a vertically integrated producer, the owners of which hold other significant commercial interests in Colombia. We also compete with low price producers, such as Big Cola, that mainly offer multiple serving size presentations in the sparkling and still beverage industry.

     Venezuela. In Venezuela, our main competitor is Pepsi-Cola Venezuela, C.A., a joint venture formed between PepsiCo and Empresas Polar, S.A., the leading beer distributor in the country. We also compete with the producers of Kola Real in part of the country.

     Brazil. In Brazil, we compete against AmBev, a Brazilian company with a portfolio of brands that includes Pepsi, local brands with flavors such as guaraná, and proprietary beers. We also compete against “B brands” or “Tubainas,” which are small, local producers of low-cost flavored sparkling beverages in multiple serving presentations that represent an important portion of the sparkling beverage market.

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

Raw Materials

     Pursuant to the bottler agreements with The Coca-Cola Company, we are required to purchase concentrate, including aspartame, an artificial sweetener used in low-calorie sparkling beverages, for all Coca-Cola trademark beverages from companies designated by The Coca-Cola Company. The price of concentrate for all Coca-Cola trademark beverages is a percentage of the average price we charge to our retailers in local currency net of applicable taxes. Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage has historically been set pursuant to periodic negotiations with The Coca-Cola Company.

     In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for sparkling beverages over a three-year period in Brazil beginning in 2006 and in Mexico beginning in 2007. These increases have now been fully implemented in Brazil and will be fully implemented in Mexico during 2009. As part of the new cooperation framework that we arrived at with The Coca-Cola Company at the end of 2006, The Coca-Cola Company will provide a relevant portion of the funds derived from the concentrate increase to marketing support of the sparkling and still beverages portfolio. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—New Cooperation Framework with The Coca-Cola Company.”

     In addition to concentrate, we purchase sweeteners, carbon dioxide, resin and ingots to make plastic bottles, finished plastic and glass bottles, cans, closures and fountain containers, as well as other packaging materials. Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for the sparkling beverage. Our bottler agreements provide that, with respect to Coca-Cola trademark beverages, these materials may be purchased only from suppliers approved by The Coca-Cola Company. Prices for packaging materials and high fructose corn syrup historically have been determined with reference to the U.S. dollar, although the local currency equivalent in a particular country is subject to price volatility in accordance with changes in exchange rates. Our most significant packaging raw material costs arise from the purchase of resin, plastic ingots to make plastic bottles and finished plastic bottles, which we obtain from international and local producers. The prices of these materials are tied to crude oil prices and global resin supply. In recent years we have experienced volatility in the prices we pay for these materials. Across our territories, our average price for resin in U.S. dollars decreased significantly during 2008.

     Under our agreements with The Coca-Cola Company, we may use raw or refined sugar or high fructose corn syrup as sweeteners in our products. Sugar prices in all of the countries in which we operate, other than Brazil, are subject to local regulations and other barriers to market entry that cause us to pay in excess of international market prices for sugar in certain countries. We have experienced sugar price volatility in our territories as a result of changes in local conditions, regulations and the stronger correlation to oil prices recently due to the use of sugar to produce alternative fuels.

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

     Imported sugar is subject to import duties, the amount of which is set by the Mexican government. As a result, sugar prices in Mexico are in excess of international market prices for sugar. In 2008, sugar prices decreased compared to 2007.

     Central America. The majority of our raw materials such as glass and plastic bottles and cans are purchased from several local suppliers. Sugar is available from one supplier in each country. Local sugar prices, in certain countries that comprised the region, are significantly higher than international market prices and our ability to import sugar or high fructose corn syrup is limited.

     Colombia. We use sugar as a sweetener in our products, which we buy from several domestic sources. We purchase pre-formed ingots from Amcor and Tapón Corona de Colombia S.A. We purchase all our glass bottles and cans from a supplier in which our competitor Postobón owns a 40% equity interest. Glass bottles and cans are available only from this one local source.

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

     Brazil. Sugar is widely available in Brazil at local market prices, which historically have been similar to international prices. Sugar prices in Brazil in recent periods have been volatile, mainly due to the increased demand for sugar cane for production of alternative fuels, and our average acquisition cost for sugar in 2008 increased. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” We purchase glass bottles, plastic bottles and cans from several domestic and international suppliers.

     Argentina. In Argentina, we mainly use high fructose corn syrup from several different local suppliers as a sweetener in our products instead of sugar. We purchase glass bottles, plastic cases and other raw materials from several domestic sources. We purchase pre-formed plastic ingots, as well as returnable plastic bottles, at competitive prices from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil, and other local suppliers. We produce our own can presentations and juice-based products for distribution to customers in Buenos Aires.

REGULATION

     Price Controls. At present, there are no price controls on our products in any of the territories in which we have operations, except for Argentina, where authorities directly supervise certain products sold through supermarkets in order to keep inflation under control. In Mexico, although bottlers have been free to set prices for sparkling beverages without governmental intervention since January 1996, such prices had been subject to statutory price controls and to voluntary price restraints, which effectively limited our ability to increase prices in the Mexican market without governmental consent. Voluntary price restraints or statutory price controls also have been imposed historically in several of the countries in which we operate, including Mexico, Colombia, Venezuela, Brazil and Argentina. The imposition of price controls in the future may limit our ability to set prices and adversely affect our results of operations.

     Taxation of Sparkling Beverages. All the countries in which we operate, except for Panama, impose a value-added tax on the sale of sparkling beverages, with a rate of 15% in Mexico, 12% in Guatemala, 15% in Nicaragua, 13% in Costa Rica, 16% in Colombia, 12% in Venezuela (starting April 2009), 17% (Mato Grosso do Sul and Minas Gerais) in Brazil and 21% in Argentina and 18% (São Paulo). In addition, several of the countries in which we operate impose the following excise or other taxes:

• Guatemala imposes an excise tax of 0.18 cents in local currency (Ps. 0.31 as of December 31, 2008) per liter of sparkling beverage.

• Costa Rica imposes a specific tax on non-alcoholic bottled beverages based on the combination of packaging and flavor, a 5% excise tax on local brands, a 10% tax on foreign brands and a 14% tax on mixers, and another specific tax on non-alcoholic beverages of 14.08 colones (Ps. 2.94 as of December 31, 2008) for every 250 ml.

• Nicaragua imposes a 9% tax on consumption, and municipalities impose a 1% tax on our Nicaraguan gross income.

• Panama imposes a 5% tax based on the cost of goods produced.

• Brazil imposes an average production tax of 8.16% and an average sales tax of 4.88%, both assessed by the federal government. Most of these taxes are fixed, based on average retail prices in each state where the company operates (VAT) or fixed by the federal government (excise and sales tax).

• Argentina imposes an excise tax on colas and on flavored sparkling beverage containing less than 5% lemon juice or less than 10% fruit juice of 8.7%, and an excise tax on flavored sparkling beverage with 10% or more fruit juice and on mineral water of 4.2%, although this excise tax is not applicable to certain of our products.

     Business Flat Tax (IETU). On September 14, 2007, the Mexican Senate approved the 2008 Fiscal Reform Bill, which was approved by the President and subsequently published in the Diario Oficial (Official Gazette) on October 1, 2007. The most notable change in the Fiscal Reform relates to the introduction of a flat tax in Mexico. The IETU replaced the Tax on Assets and functions similar to an alternative minimum corporate income tax, except that any amounts paid are not creditable against future income tax payments. Taxpayers will be subject to the higher of the IETU or income tax computed under the Mexican Income Tax Law. The IETU will apply to individuals and corporations, including permanent establishments of foreign entities in Mexico, at a rate of 17.5% after 2009. The rate for 2008 was 16.5% and is 17% for 2009. The IETU is calculated on a cash-flow basis, whereby the tax base is determined by reducing cash proceeds with certain deductions and credits. In the case of income derived from export sales, where cash on the receivable has not been collected within 12 months, income will be deemed received at the end of this 12-month period. The IETU became effective on January 1, 2008.

     Water Supply Law. In Mexico, we purchase water directly from municipal water companies and pump water from our own wells pursuant to a concession obtained from the Mexican government on a plant-by-plant basis. Water use in Mexico is regulated primarily by the Ley de Aguas Nacionales de 1992 (the 1992 Water Law), and regulations issued thereunder, which created the Comisión Nacional del Agua (the National Water Commission). The National Water Commission is charged with overseeing the national system of water use. Under the 1992 Water Law, concessions for the use of a specific volume of ground or surface water generally run for five-, ten- or fifteen-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request concession terms to be extended upon termination. The Mexican government is authorized to reduce the volume of ground or surface water granted for use by a concession by whatever volume of water is not used by the concessionaire for two consecutive years. However, because the current concessions for each of our plants in Mexico do not match each plant’s projected needs for water in future years, we successfully negotiated with the Mexican government the right to transfer the unused volume under concessions from certain plants to other plants anticipating greater water usage in the future. Our concessions may be terminated if, among other things, we use more water than permitted or we fail to pay required concession-related fees and do not cure such situations on a timely manner. Although we have not undertaken independent studies to confirm the sufficiency of the existing or future groundwater supply, we believe that our existing concessions satisfy our current water requirements in Mexico.

     In Brazil, we buy water directly from municipal utility companies, and we also pump water from our own wells or rivers (Mogi das Cruzes plant) pursuant to concessions granted by the Brazilian government for each plant. According to the Brazilian Constitution, water is considered an asset of common use and can only be exploited for the national interest, by Brazilians or companies formed under Brazilian law. Dealers and users have the responsibility for any damage to the environment. The exploitation and use of water is regulated by the Código de Mineraçao (Code of Mining, Decree Law No. 227/67), the Código de Águas Minerais (Mineral Water Code, Decree Law No. 7841/45), the National Water Resources Policy (Law No. 9433 / 97) and by regulations issued thereunder. The companies that exploit water are supervised by the Departamento Nacional de Produçao Minera – DNPM (National Department of Mineral Production) and the National Water Agency in connection with federal health agencies, as well as state and municipal authorities. In the Jundiaí and Belo Horizonte plants, we do not exploit mineral water. In the Mogi das Cruzes and Campo Grande plants, we have all the necessary permits related to the exploitation of mineral water.

     In Colombia, we acquire water directly from our own wells and from aqueducts, and we are required to have a specific license to exploit water from private wells. Water use is regulated by resolution No. 1154 of 1997 and decree No. 4742 of 2005. The National Institute of National Resources supervises companies that exploit water.

     In Nicaragua and Costa Rica, we own and exploit our own private water wells. In Costa Rica we require a specific permit granted by the environmental authorities to exploit private wells. In Venezuela, we use private wells as well as water provided by the respective municipality, and we have taken the appropriate actions to have water supply available from these sources. In the remainder of our territories, we obtain water from governmental agencies or municipalities.

     We can give no assurances that water will be available in sufficient quantities to meet our future production needs, that we will be able to maintain our current concessions or that additional regulations relating to water use will not be adopted in the future in our territories. We believe we are in compliance with the terms of our existing water concessions and that we are in compliance with all relevant water regulations

     Environmental Matters. In all of the countries where we operate, our businesses are subject to federal and state laws and regulations relating to the protection of the environment. In Mexico, the principal legislation is the Ley General de Equilibrio Ecológico y Protección al Ambiente (the Federal General Law for Ecological Equilibrium and Environmental Protection) or the Mexican Environmental Law and the Ley General para la Prevención y Gestión Integral de los Residuos (the General Law for the Prevention and Integral Management of Waste) which are enforced by the Secretaría del Medio Ambiente y Recursos Naturales (the Ministry of the Environment and Natural Resources, or SEMARNAT). SEMARNAT can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Under the Mexican Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances. In particular, Mexican environmental laws and regulations require that we file periodic reports with respect to air and water emissions and hazardous wastes and set forth standards for waste water discharge that apply to our operations. We are also subject to certain minimal restrictions on the operation of delivery trucks in Mexico City. We have implemented several programs designed to facilitate compliance with air, waste, noise and energy standards established by current Mexican federal and state environmental laws, including a program that installs catalytic converters and liquid petroleum gas in delivery trucks for our operations in Mexico City. See “—The Company—Product Distribution.”

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

     In our Mexican operations, we established a partnership with The Coca-Cola Company and ALPLA, a supplier of plastic bottles to us in Mexico, to create Industria Mexicana de Reciclaje (IMER), a PET recycling facility located in Toluca, Mexico. This facility started operations in 2005 and has a recycling capacity of 25,000 metric tons per year from which 15,000 metric tons can be re-used in PET bottles for food packaging purposes. We have also continued contributing funds to a nationwide recycling company, ECOCE, or Ecología y Compromiso Empresarial (Environmentally Committed Companies). In addition, our plants located in Toluca, Reyes, Cuautitlan, Apizaco, San Cristobal, Morelia, Ixtacomitan and Coatepec have received a “Certificado de Industria Limpia” (Certificate of Clean Industry).

     Our Central American operations are subject to several federal and state laws and regulations relating to the protection of the environment, which have been enacted in the last ten years, as awareness has increased in this region about the protection of the environment and the disposal of dangerous and toxic materials, as well as water usage. In some countries in Central America, we are in the process of bringing our operations into compliance with new environmental laws. Also, our Costa Rica and Panama operations have participated in a joint effort along with the local division of The Coca-Cola Company, Misión Planeta (Mission Planet), for the collection and recycling of non-returnable plastic bottles.

     Our Colombian operations are subject to several Colombian federal, state and municipal laws and regulations related to the protection of the environment and the disposal of treated water and toxic and dangerous materials. These laws include the control of atmospheric emissions, noise emissions, disposal of treated water and strict limitations on the use of chlorofluorocarbons. We are also engaged in nationwide campaigns for the collection and recycling of glass and plastic bottles. For our plants in Colombia, we have obtained the “Certificación Ambiental Fase IV”(Phase IV Environmental Certificate).

     Our Venezuelan operations are subject to several Venezuelan federal, state and municipal laws and regulations related to the protection of the environment. The most relevant of these laws are the Ley Orgánica del Ambiente (the Organic Environmental Law), the Ley Sobre Sustancias, Materiales y Desechos Peligrosos (the Substance, Material and Dangerous Waste Law), the Ley Penal del Ambiente (the Criminal Environment Law) and the Ley de Aguas (the Water Law). Since the enactment of the Organic Environmental Law in 1995, our Venezuelan subsidiary has presented the proper authorities with plans to bring our production facilities and distribution centers into compliance with the law. While the laws provide certain grace periods for compliance with the new environmental standards, we have had to adjust some of the originally proposed timelines presented to the authorities because of delays in the completion of some of these projects. We are in process of obtaining the ISO 14000 certification for all of our plants in Venezuela.

     Our Brazilian operations are subject to several federal, state and municipal laws and regulations related to the protection of the environment. Among the most relevant laws and regulations are those dealing with the emission of toxic and dangerous gases and disposal of wastewater, which impose penalties, such as fines, facility closures or criminal charges depending upon the level of non-compliance. Our production plant located in Jundiaí has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by the law. The plant has been certified for (i) ISO 9001 since March 1995; (ii) ISO 14001 since March 1997; (iii) norm OHSAS 18001 since 2005; and (iv) ISO 22000 since 2007. In Brazil it is also necessary to obtain concessions from the government to cast drainage. All of our plants in Brazil have been granted this concession, except Mogi das Cruzes, but we are in the process of obtaining one.

     Our Argentine operations are subject to federal and provincial laws and regulations relating to the protection of the environment. The most significant of these are regulations concerning waste water discharge, which are enforced by the Secretaría de Ambiente y Desarrollo Sustentable (the Ministry of Natural Resources and Sustainable Development) and the Organismo Provincial para el Desarrollo Sostenible (the Provincial Organization for Sustainable Development) for the province of Buenos Aires. Our Alcorta plant is in compliance with environmental standards and we have been certified for ISO 14001: 2004 for the plants and operative units in Buenos Aires.

     For all of our plant operations, we employ an environmental management system:  the Sistema de Administración Ambiental (Environmental Administration System, or EKOSYSTEM) that is contained within the Sistema Integral de Calidad (Integral Quality System or SICKOF).  We do not believe that our business activities pose a material risk to the environment, and we believe that we are in material compliance with all applicable environmental laws and regulations.

     We have expended, and may be required to expend in the future, funds for compliance with and remediation under local environmental laws and regulations. Currently, we do not believe that such costs will have a material adverse effect on our results of operations or financial condition. However, since environmental laws and regulations and their enforcement are becoming increasingly stringent in our territories, and there is increased awareness by local authorities of higher environmental standards in the countries where we operate, changes in current regulations may result in an increase in costs, which may have an adverse effect on our future results of operations or financial condition. Management is not aware of any pending regulatory changes that would require a significant amount of additional remedial capital expenditures.

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

     The Coca-Cola Company contributed a significant portion of our total marketing expenses in our territories during 2008, a period in which we also contributed to The Coca-Cola Company’s marketing expenses and has reiterated its intention to continue providing such support as part of our new cooperation framework. Although we believe that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders —The Shareholders Agreement” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders —New Cooperation Framework with The Coca-Cola Company.”

     We have separate bottler agreements with The Coca-Cola Company for each of the territories in which we operate. Some of these bottler agreements renew automatically unless one of the parties gives prior notice that it does not wish to renew the agreement, while others require an agreement between the parties or require us to give notice electing to renew the agreement.

     Our bottler agreements for Mexico expire in 2013 for two territories and 2015 for two other territories, renewable in each case for ten-year terms. Our bottler agreements for Guatemala, Costa Rica, Nicaragua, Panama (other beverages), Venezuela and Colombia expire on July 31, 2009, pursuant to letters of extension. These bottler agreements are renewable as agreed between the parties. Our bottler agreement for Coca-Cola trademark beverages for Panama has an indefinite term but may be terminated with six months prior written notice by either party. Our bottler agreement for Argentina expires in 2014. Our bottler agreement for Brazil expired in December 2004. We are operating under the terms of the existing Brazilian bottler agreement in the acquired territory of Refrigerantes Minas Gerais Ltda., or REMIL. For the expired agreements and the agreements expiring this year, we are currently in the process of negotiating renewals of our agreements on similar terms and conditions as the rest of the countries, and we and The Coca-Cola Company will continue operating under the terms of the existing agreements.

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

• increasing the annual capacity of our bottler plants by installing new production lines;

• installing clarification facilities to process different types of sweeteners;

• installing plastic bottle-blowing equipment and can presentation capacity

• modifying equipment to increase flexibility to produce different presentations, including swing lines that can bottle both non-returnable and returnable presentations; and

• closing obsolete production facilities.

See “Item 5. Operating and Financial Review and Prospects—Capital Expenditures.”

     As of December 31, 2008, we owned thirty-one bottling plants company wide. By country, we have ten bottling facilities in Mexico, five in Central America, six in Colombia, four in Venezuela, four in Brazil and two in Argentina.

     Since the Panamco acquisition in May 2003, we consolidated 24 of our plants into existing facilities including six plants in Mexico, one in Central America, eleven in Colombia, five in Venezuela and one in Brazil. Since 2003, we have increased our productivity measured in unit cases sold by our remaining plants by more than 150% company-wide as of December 31, 2008.

     As of December 31, 2008 we operated 208 distribution centers, almost 40% of which were in our Mexican territories. We own more than 88% of these distribution centers and lease the remainder. See “—The Company—Product Distribution.”

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

     The table below summarizes by country principal use, installed capacity and percentage utilization of our production facilities:

Production Facility Summary
As of December 31, 2008

		Installed Capacity	%
Country	Principal Use	(thousands of unit cases)	Utilization(1)

Mexico	Bottler Facility	1,662,686	67%
Guatemala	Bottler Facility	34,778	64%
Nicaragua	Bottler Facility	88,236	41%
Costa Rica	Bottler Facility	95,630	47%
Panama	Bottler Facility	46,474	51%
Colombia	Bottler Facility	317,424	62%
Venezuela	Bottler Facility	280,627	72%
Brazil	Bottler Facility	540,520	69%
Argentina	Bottler Facility	278,931	67%
_________________
(1) Annualized rate.

The table below summarizes by country plant location and facility area of our production facilities:

Production Facility by Location
As of December 31, 2008

		Facility Area
Country	Plant	(thousands of sq. meters)

Mexico	San Cristóbal de las Casas, Chiapas	45
	Cuautitlán, Estado de México	35
	Los Reyes la Paz, Estado de México	50
	Toluca, Estado de México	242
	Celaya, Guanajuato	87
	León, Guanajuato	38
	Morelia, Michoacán	50
	Ixtacomitán, Tabasco	117
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	142

Guatemala	Guatemala City	47

Nicaragua	Managua	54

Costa Rica	Calle Blancos, San José	52
	Coronado, San José	14

Panama	Panama City	29

Colombia	Barranquilla	37
	Bogotá	105
	Bucaramanga	26
	Cali	76
	Manantial	67
	Medellín	47

Venezuela	Antímano	15
	Barcelona	141
	Maracaibo	68
	Valencia	100

Brazil	Campo Grande	36
	Jundiaí	191
	Mogi das Cruzes	119
	Belo Horizonte	73

Argentina	Alcorta	73
	Montes Grande, Buenos Aires	78

SIGNIFICANT SUBSIDIARIES

     The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2008:

	Jurisdiction of	Percentage
Name of Company	Incorporation	Owned	Description

Propimex, S.A. de C.V.	Mexico	100.00%	Manufacturer of bottles and distributor of bottled
			beverages.

Panamco México,
S.A. de C.V	Mexico	96.65%	Manufacturer of bottles and related products for
			bottling beverages.

Controladora
Interamericana de
Bebidas, S.A. de C.V.	Mexico	100.00%	Holding company of manufacturers and
			distributors of beverages.

Administración y
Asesoria Integral,
S.A. de C.V.	Mexico	100.00%	Holding company of manufacturers and
			distributors of beverages.

Refrescos
Latinoamericanos,
S.A. de C.V.	Mexico	100.00%	Holding company of manufacturers and
			distributors of beverages.

Kristine Oversease,
S.A. de C.V.	Mexico	83.11%	Intermediate holding company of manufacturers
			and distributors of beverages for Brazilian
			operations.

Dixer Distribuidora
de Bebidas, S.A.	Brazil	100.00%	Holding company of manufacturers and
			distributors of beverages.

Spal Industria
Brasileira de
Bebidas, S.A.	Brazil	97.95%	Manufacturer of cans and related products for
			bottling beverages.

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

     Effects of Changes in Economic Conditions. Our results of operations are affected by changes in economic conditions in Mexico and in the other countries in which we operate. For the years ended December 31, 2008, 2007 and 2006, 40.7%, 47.0% and 52.6%, respectively, of our net sales were attributable to Mexico. In addition to Mexico, we also conduct operations in Central America, Colombia, Venezuela, Brazil and Argentina. We expect our operations outside of Mexico to continue to grow as a percentage of our net sales.

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

     The Mexican economy is currently experiencing a downturn as a result of the impact of the global financial crisis in many emerging economies during the second half of last year. In the fourth quarter of 2008, Mexican GDP contracted by approximately 1.7% year on year, and Banco de Mexico expects GDP to contract by approximately 5% in 2009. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, further deterioration in economic conditions in, or delays in recovery of, the U.S. economy may hinder any recovery in Mexico. The IMF reported that GDP growth also slowed in the fourth quarter of 2008 in the other countries in which we operate. For 2009, primarily as a result of global economic conditions and commodity prices, the IMF predicts GDP contraction in Mexico, Venezuela, Brazil and Argentina; zero growth in Colombia; and slow growth in Guatemala, Nicaragua, Costa Rica and Panama.

     In addition, an increase in interest rates in Mexico would increase our cost of Mexican peso-denominated variable interest rate indebtedness and would have an adverse effect on our financial position and results of operations. A depreciation of the Mexican peso relative to the U.S. dollar would increase the cost to us of a portion of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars and thereby may negatively affect our financial position and results of operations. Since the second half of 2008 and continuing into 2009, the value of the Mexican peso relative to the U.S. dollar has fluctuated significantly. According to the U.S. Federal Reserve Board during 2008, the exchange rate registered a low of Ps. 9.9166 to US$ 1.00 at August 5, 2008, and a high of Ps. 13.8320 to US$ 1.00 at December 31, 2008. As of June 26, 2009, the exchange rate was Ps. 13.2425 to US$ 1.00. See “—Key Information—Exchange Rate Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Rate Risk.”

     Devaluation of the local currencies in countries other than Mexico as compared to the U.S. dollar may increase our operating costs in these countries, and depreciation of the local currencies in these countries as compared to the Mexican peso may negatively affect the results of operations for these countries as reported in our financial statements. In recent years, the value of the currency in the countries in which we operate has been relatively stable. Last year, the Mexican peso and currencies of other countries, specifically the Brazilian real and the Colombian peso, have depreciated relative to the U.S. dollar due to global volatility. The Brazilian real also depreciated relative to the Mexican peso. According to the U.S. Federal Reserve Board, during 2008, the Brazilian real depreciated from a low of 1.5580 Brazilian reais per U.S. dollar on August 1, 2008, to a high of 2.6187 Brazilian reais per U.S. dollar on December 5, 2008, and, according to the Central Bank of Brazil, depreciated from a low of 0.1542 Brazilian reais to Ps. 1.00 on July 2, 2008, to a high of 0.1981 Brazilian to reais Ps. 1.00 on October 8, 2008. On December 31, 2008, the exchange rate was 2.3130 Brazilian reais to US$ 1.00 and 0.1693 Brazilian reais to Ps. 1.00. On June 26, 2009, the exchange rate was 1.9444 Brazilian reais to US $ 1.00 and 0.1469 Brazilian reais to Ps. 1.00. According to the Central Bank of Colombia, the Colombian peso during 2008 also depreciated from a low of 1,652.41 Colombian pesos to US$ 1.00 on July 26, 2008, to a high of 2,389.28 Colombian pesos to US$ 1.00 on November 4, 2008. On December 31, 2008, the exchange rate was 2,243.59 Colombian pesos to US$ 1.00. On June 26, 2009, the exchange rate was 2,188.50 Colombian pesos to US$ 1.00.

Recent developments

     On May 8, 2009 we entered into an agreement to develop jointly with The Coca-Cola Company, Crystal trademark water products in Brazil. We completed this transaction on May 28, 2009. The tax rate is in the range of 15% to 17% applied to the sale price.

     In November 2008, Law 11.827 was approved in Brazil imposing changes to the sales tax on the Brazilian beverage industry, effective as of January 1, 2009. The tax rate is in the range of 15% to 17% applied to the sale price

     In February 2009, we acquired with The Coca-Cola Company the Brisa bottled water business in Colombia from Bavaria, a subsidiary of SABMiller. We acquired the production assets and the distribution territory, and The Coca-Cola Company obtained the Brisa brand. We and The Coca-Cola Company equally shared in paying the purchase price of US$ 92 million.

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

     Allowance for Doubtful Accounts. We determine our allowance for doubtful accounts based on an evaluation of the aging of our receivables portfolio. The amount of the allowance is based on an analysis of recoverability of each balance and the economic environment in which we operate. Most of our sales, however, are realized in cash and do not give rise to doubtful accounts.

     Returnable Bottles and Cases; Allowance for Bottle Breakage. Returnable bottles and cases are recorded at acquisition cost and, through 2007, these costs were restated applying inflation factors. Beginning in 2008, they are restated applying inflation factors only in inflationary countries. We classify them as property, plant and equipment. There are two types of returnable bottles and cases that belong to the Company: (i) those in plant and distribution centers and (ii) those placed in the hands of customers (in the market).

     Breakage of returnable bottles and cases in plants and distribution centers is recorded as an expense as it is incurred. We estimate that the breakage expense of returnable bottles and cases in plants and distribution centers is similar to the depreciation calculated on an estimated useful life of four years for returnable glass bottles and plastic cases, and 18 months for returnable plastic bottles.

     Our returnable bottles and cases in the market and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is depreciated according to their useful lives.

     Property, Plant and Equipment and Other Assets. We depreciate and amortize property, plant and equipment and other assets over their useful lives. The estimated useful lives represent the period we expect the assets to remain in service and to generate revenues. We base our estimates on the experience of our technical personnel. Depreciation is computed using the straight-line method, over the acquisition cost reduced by their residual values.

     On January 1, 2007, NIF D-6, “Capitalization of the Comprehensive Financing Result”, went into effect. This standard establishes that the comprehensive financing result generated by borrowings obtained to finance investment projects must be capitalized as part of the cost of qualifying assets when certain conditions are met, and amortized over the estimated useful life of the related asset. As of the end of December 31, 2008 and 2007, the application of this standard had no effect on our consolidated balance sheet or net income because there are no direct or generic borrowings for investment projects.

     Through 2007, in accordance with Mexican Financial Reporting Standards, coolers were presented as part of other non-current assets. At December 31, 2008, coolers were classified to form part of property, plant and equipment, in accordance with NIF C-6, “Property, Plant and Equipment.” Investment in coolers are amortized based on an estimated average useful life of approximately seven years for Mexico, Guatemala, Costa Rica, Colombia, Brazil and Argentina in 2008, 2007 and 2006.

     Valuation of Intangible Assets. As we discuss in Note 4(k) to our consolidated financial statements, beginning in 2003 we applied Bulletin C-8, Activos Intangibles (Intangible Assets), which establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Additionally, Bulletin C-8 requires identifying all intangible assets to reduce as much as possible the goodwill associated with business combinations. With the adoption of Bulletin C-8, we consider such excess as intangible assets that relate to the rights to produce and distribute Coca-Cola trademark beverages. We separate intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which we expect to receive the benefits.

     We value at fair value all assets and liabilities as of the date of acquisition and, as required by Bulletin C-8, we conduct an analysis of the excess purchase price over the fair value of the net assets. In the case of the Panamco acquisition in 2003, the analysis resulted in the recognition of an intangible asset with indefinite life for the right to produce and distribute Coca-Cola trademark beverages, which will be subject to annual impairment tests under Mexican Financial Reporting Standards. Intangible assets are recorded in the functional currency of the subsidiary in which the investment was made and are subsequently translated into Mexican pesos applying the closing exchange rate of each period. Beginning in 2008, countries with inflationary economic environments restate the intangible assets by applying inflation factors of the country of origin translated at the year-end exchange rate. Through 2007, the intangible assets with indefinite lives were restated by applying inflation factors of the country of origin, regardless of the economic environment, and were translated at the year-end exchange rate.

     Under Mexican Financial Reporting Standards, intangible assets with indefinite life are no longer subject to amortization, but instead are subject to an initial impairment review and subsequent impairment test. This test is performed annually unless an event occurs or circumstances change by which it becomes more likely than not that a reporting unit will reduce its fair value below its carrying amount, in which case an interim impairment test is performed. Our impairment review indicates that no impairment charge is required as of the end of 2008.

     Historically, all of our bottler agreements have been renewed, and we have not experienced any cases of termination for our bottler agreements. All of our bottler agreements provide for renewal at no cost and without any change in their terms and conditions. We also do not believe that any law or regulation could oppose or otherwise adversely affect the renewal of such agreements. We thereof consider such agreements as intangible assets with indefinite lives.

     Impairment of Intangible Assets (with indefinite and definitive lives) and Long-Lived Assets. We continually review the carrying value of our intangible assets and long-lived assets for accuracy. We review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on our projections of anticipated future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

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

     Labor Liabilities. Our labor liabilities include obligations for pension and retirement plans, seniority premiums and severance payments from causes other than restructuring. Labor liabilities are determined using long- term assumptions. The yearly cost of labor liabilities is charged to income from operations.

     Through 2007, the financial expenses from labor liabilities are reported as part of income from operations. Beginning in 2008, NIF D-3, “Employee’s Benefits,” allows the presentation of financial expenses from labor liabilities as part of comprehensive financing result.

     Certain of our subsidiaries have established funds for the payment of pension benefits through irrevocable trusts of which the employees are named as beneficiaries.

     We evaluate our assumptions at least annually. Those assumptions include the discount rate, expected long-term rate of return on plan assets, rates of increase in compensation costs and certain employee-related factors, such as turnover, retirement age and mortality rate. The assumptions include the economic risks existing in the countries in which our business operates.

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

     The following table is a summary of the three key assumptions used in determining 2008 annual pension expense, along with the impact on pension expense of a 1% change in each assumed rate:

Assumption	2008 rate	Impact of 1% change
	(in real terms)(1)	(millions)(2)

Discount rate	4.50%	+ Ps. (199)
- Ps. 101
Salary growth rate	1.50%	+ Ps. 47
- Ps. 161
Long-term asset return	4.50%(3)	+ Ps. 59
- Ps. 48
_____________
(1)		Calculated using a measurement date of December 2008.
(2)		“+” indicates an increase of 1%; “-” indicates a decrease of 1%. The impact is not the same for an increase of 1% as for a decrease of 1% because the rates are not linear.
(3)		Not applicable for Colombia and Guatemala.

     The total period cost related to the pension plan is registered above the income from operations line.

     Income Taxes (Valuation Allowance). We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. If these estimates and related assumptions change in the future, we may be required to adjust valuation allowances.

     Tax and Legal Contingencies. We are subject to various claims and contingencies related to tax, labor and other legal proceedings as described below under “—Contingencies.” Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management periodically assesses the probability of loss for such contingencies and accrues a liability and/or discloses the relevant circumstances, as appropriate. We accrue a liability for the estimated loss in accordance with Mexican Financial Reporting Standards.

New Accounting Pronouncements

Mexican Financial Reporting Standards

      In 2008, the following new accounting standards were issued under Mexican Financial Reporting Standards the application of which is required as indicated. We will adopt these standards as of January 1, 2009, and we are in the process of assessing the effect of adopting these new standards on our financial information.

     NIF B-7, “Business Acquisitions.” This NIF replaces NIF B-7 “Business Acquisitions,” and establishes general rules for the initial recognition of net assets, non-controlling interests and other items, as of the acquisition date. According to this statement, purchase and restructuring expenses resulting from acquisition process, should not be considered part of the purchase price, because these expenses are not an amount being shared by the business acquired. In addition, NIF B-7 requires a company to recognize non-controlling interests in the acquiree at fair value as of the acquisition date. NIF B-7 shall be applied prospectively to business acquisitions for which the acquisition date is on or after January 1, 2009.

     NIF B-8, “Consolidated or Combined Financial Statements.” This NIF replaces NIF B-8 “Consolidated Financial Statements,” and describes general rules for the preparation, presentation and disclosure of consolidated and combined financial statements. The main changes of this NIF are as follows: (1) this rule defines “Special Purpose Entity” (SPE), establishes the cases in which an entity has control over a SPE, and when a company should consolidate this type of entity; (2) addresses that potential voting rights should be analyzed when evaluating the existence of control over an entity; and, (3) set new terms for “controlling interest” instead of “majority interest” and “non-controlling interest” instead of minority interest.”

     NIF C-7, “Investments in Associates and Other Permanent Investments.” NIF C-7 describes the accounting treatment for investments in associates and other permanent investments, which were previously treated within NIF B-8 “Consolidated Financial Statements.” This NIF requires the recognition of a Special Purpose Entity, through the equity method. Also, this NIF establishes that potential voting rights should be considered when analyzing the existence of significant influence. In addition, this rule defines a procedure and a limit for the recognition of losses in an associate.

     NIF C-8, “Intangible Assets.” This rule replaces NIF C-8 “Intangible Assets.” The new rule defines intangible assets as non-monetary items and broadens the criteria of identification, indicating that an intangible asset must be separable. This means that such asset could be sold, transferred, or used by the entity. This standard establishes that preoperative costs capitalized prior to adoption of Bulletin C-8 in 2003 should be eliminated, affecting retained earnings, and without restating prior financial statements. This amount should be presented as an accounting change in consolidated financial statements.

     NIF D-8, “Share-Based Payments.” NIF D-8 establishes the recognition of share-based payments. When an entity purchases goods or pay services with share-based payments, the entity is required to recognize those goods or services at fair value and the corresponding increase in equity. Pursuant to NIF D-8, if share-based payments cannot be settled with equity instruments, they have to be settled using an indirect method considering NIF D-8 parameters.

U.S. GAAP

     The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated. We are in the process of assessing the effect of adopting these new standards.

     “Business Combinations,” an amendment of Statement of Financial Accounting Standards (SFAS) No. 141, or SFAS No. 141(R). This statement requires (a) a company to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in preacquisition periods to expense all acquisition-related costs. SFAS No. 141(R) requires that any adjustments to an acquired entity’s deferred tax asset and liability balance that occur after the measurement period be recorded as a component of income tax expense. This accounting treatment is required for business combinations consummated before the effective date of SFAS No. 141(R) (non-prospective). Otherwise, SFAS No. 141(R) must be applied prospectively. Early adoption is prohibited. SFAS No. 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.

     Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies,” an amendment of SFAS No. 141, or FSP SFAS No. 141(R)-1.  This FSP amends and clarifies SFAS No. 141 (revised 2007), “Business Combinations,” to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  This FSP applies to all assets acquired and liabilities assumed in a business combination that arise from contingencies that would be within the scope of SFAS No.5 “Accounting for Contingencies” if not acquired or assumed in a business combination, except for assets or liabilities arising from contingencies that are subject to specific guidance in Statement 141(R). This FSP is effective for assets or liabili ties arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

     “Non-controlling Interest in Consolidated Financial Statements,” or SFAS No. 160. This statement has the following effects on an entity’s financial statements: (a) amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and the deconsolidation of a subsidiary; (b) changes the way the consolidated income statement is presented; (c) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation; (d) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (e) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent company and the interests of the non-controlling owners of a subsidiary. SFAS No. 160 must be applied prospectively and early adoption is prohibited. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The standard will result in changes to the U.S. GAAP financial statetments. We are in the process of determining the impact of adopting this new accounting principle on our consolidated financial position and results of operations.

     “Disclosures about Derivative Instruments and Hedging Activities – an Amendment of SFAS No. 133,” or SFAS No. 161. This statement changes the disclosures requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedge items affect an entity’s financial position, financial performance, and cash flows. The requirements of this Statement are effective for financial statements issued for fiscal years and interim periods beginning and after November 15, 2008, with early application encouraged.

     “The Hierarchy of Generally Accepted Accounting Principles,” or SFAS No. 162. This statement identifies the sources of accounting principles and the framework for the selecting the principles used in the preparation of the financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No. 162 is effective 60 days following the SEC’s approval.

     "Accounting for Transfers of Financial Assets-an Amendment of SFAS No.140,” or SFAS No. 166.  This statement provides for the removal of the concept of a qualifying special-purpose entity from SFAS 140 and removes the exception from applying FASB Interpretation Number, or FIN, 46R to qualifying special-purpose entities.  It also clarifies that one objective of SFAS No. 140 is to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets.  SFAS No. 166 modifies the financial-components approach used in SFAS No. 140 and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset.  SFAS No. 166 also defines the term “participating interest” to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale.  SFAS No. 166 requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.  Enhanced disclosures are also required by SFAS No. 166.  SFAS No. 166 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009.   This statement must be applied to transfers occurring on or after the effective date.

     "Amendments to SFAS Interpretation FIN 46R,” or SFAS No. 167.  The objective in issuing SFAS No. 167 is to improve financial reporting by enterprises involved with variable interest entities.  The FASB undertook this project to address (1) the effects on certain provisions of FIN 46R, “Consolidation of Variable Interest Entities”, as a result of the elimination of the qualifying special-purpose entity concept in SFAS No. 166, and (2) constituent concerns about the application of certain key provisions of FIN 46R, including those in which the accounting and disclosures under FIN 46R do not always provide timely and useful information about an enterprise’s involvement in a variable interest.  This statement retains the scope of FIN 46R with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in SFAS No. 166.  SFAS 167 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009.  Earlier application is prohibited.

     “Determination of The Useful Life of Intangible Assets” or FASB (Financial Accounting Standards Board) Staff Position (FSP) SFAS 142-3. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142 Goodwill and other intangible assets. This FSP intends to seek the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flow under SFAS 141 (revised 2007) Business Combinations and other accounting principles. This guidance shall be applied prospectively to intangible assets acquired after the effective date. This FSP is effective for fiscal year beginning after December 15, 2008.

     “Accounting for Defensive Intangible Assets” or Emerging Issue Task Force (EITF) 08-7. This EITF establishes that a defensive intangible asset should be accounted for as a separate accounting unit; it should not be included as part of the cost of the acquirer’s existing intangible assets because it is separately identifiable. Additionally, a defensive intangible asset should be assigned a useful life that reflects the entity’s consumption of the expected benefits related to the asset. This EITF is effective for fiscal years beginning after December 15, 2008.

     “Equity Method Investment Accounting Considerations” or EITF 08-6. This EITF establishes that equity method investment should be based on the cost accumulation model described in SFAS 141(R) for assets acquisition. On the other hand, equity method investment should not separately test an investee’s underlying indefinite-lived intangible asset for impairment, and is required to recognize other-than temporary impairments of an equity method investment in accordance with Opinion 18. This EITF is effective for fiscal years beginning after December 15, 2008.

Results of Operations

     The following table sets forth our consolidated income statement for the years ended December 31, 2008, 2007 and 2006. Certain figures for years prior to 2008 have been reclassified for comparison purposes to 2008 figures. See Note 4 to our consolidated financial statements for our significant accounting policies.

	Year Ended December 31,

	2008(1)	2008	2007	2006

	(2008 in millions of Mexican pesos or millions of U.S. dollars, previous years in millions of constant Mexican pesos as of December 31, 2007, except per share data)
Revenues:
Net sales	$ 5,962	Ps. 82,468	Ps. 68,969	Ps. 63,820
Other operating revenues	36	508	282	226

Total revenues	5,998	82,976	69,251	64,046
Cost of goods sold	3,173	43,895	35,876	33,740

Gross profit	2,825	39,081	33,375	30,306
Operating expenses:
Administrative	296	4,095	3,729	3,518
Selling	1,539	21,291	18,160	16,495

	1,835	25,386	21,889	20,013

Income from operations	990	13,695	11,486	10,293
Other expenses, net	(132)	(1,831)	(702)	(1,046)
Comprehensive financing result:
Interest expense	(160)	(2,207)	(2,178)	(2,294)
Interest income	31	433	613	383
Foreign exchange (loss) gain, net	(107)	(1,477)	99	(237)
Gain on monetary position, net	48	658	1,007	1,071
Fair value (loss) gain on derivative financial
instruments	(69)	(959)	114	(118)

	(257)	(3,552)	(345)	(1,195)

Income before income taxes	601	8,312	10,439	8,052
Income taxes	179	2,486	3,336	2,555

Consolidated net income	$ 422	Ps. 5,826	Ps. 7,103	5,497

Net majority income	$ 405	Ps. 5,598	Ps. 6,908	5,292
Net minority income	17	228	195	205

Consolidated net income	$ 422	Ps. 5,826	Ps. 7,103	5,497

Net majority earnings per share (U.S. dollars and
Mexican pesos per share):
Before change in accounting principle	$ 0.22	Ps. 3.03	Ps. 3.74	2.86
_______________
(1) Translation to U.S. dollar amounts at an exchange rate of Ps. 13.8320 per US$ 1.00 solely for the convenience of the reader.

Operations by Segment

     The following table sets forth certain financial information for each of our segments for the years ended December 31, 2008, 2007 and 2006. Certain figures for years prior to 2008 have been reclassified for comparison purposes to 2008 figures. See Note 4 to our consolidated financial statements for our significant accounting policies. See Note 25 to our consolidated financial statements for additional information by segment.

	Year Ended December 31,

	2008	2007	2006

	(2008 in millions of Mexican pesos, previous years in
	millions of constant Mexican pesos as of December 31, 2007)

Total revenues
Mexico	Ps. 33,799	Ps. 32,553	Ps. 31,540
Latincentro(1)	12,791	11,738	11,018
Venezuela	15,182	9,785	7,993
Mercosur(2)	21,204	15,175	13,495

Gross profit
Mexico	Ps. 17,315	Ps. 17,006	Ps. 16,703
Latincentro(1)	6,057	5,678	4,973
Venezuela	6,294	4,002	3,032
Mercosur(2)	9,415	6,689	5,593

Income from operations
Mexico	Ps. 6,715	Ps. 6,439	Ps. 6,626
Latincentro(1)	2,370	2,005	1,534
Venezuela	1,289	697	296
Mercosur(2)	3,321	2,345	1,884
______________
(1) Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.
(2) Includes Brazil and Argentina.

Results of Operations for Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Consolidated Results of Operations

     Total Revenues. Consolidated total revenues increased 19.8% to Ps. 82,976 million in 2008, as compared to 2007, as a result of growth in all of our divisions. Growth in our Latincentro division was mainly driven by incremental pricing, growth in our Mexico division was mainly driven by incremental volume and growth in the Mercosur division was mainly driven by the integration of REMIL. The Latincentro division and Venezuela accounted for more than 45% of the growth. The Mexico and the Mercosur divisions, excluding the acquisition of REMIL in Brazil, represented close to 30% of incremental revenues. REMIL contributed more than 20% of incremental revenues and a positive net foreign exchange gain derived from translating local currencies from the countries in which we operate into Mexican pesos, which we refer to as a “translation effect,” represented most of the balance.

     Total sales volume increased 5.8% to 2,242.8 million unit cases in 2008, as compared to the previous year. Excluding REMIL, total sales volume increased 2.6% to reach 2,176.7 million unit cases. Our water business, mainly driven by the bulk water business in Mexico, and still beverages, mainly driven by the introduction of Jugos del Valle and the new products derived from that line of business, accounted for approximately 80% of these incremental volumes. Sparkling beverage sales, mainly driven by the Coca-Cola brand and the strong performance of Coca-Cola Zero outside of Mexico represented the balance.

     Consolidated average price per unit case grew 12.5%, reaching Ps. 35.93 in 2008, as compared to Ps. 31.95 in 2007. Price increases implemented in most of our territories and the addition of the Jugos del Valle line of business, which carries higher average prices per unit case, account for this growth.

     Gross Profit. Our gross profit increased 17.1% to Ps. 39,081 million in 2008, as compared to the previous year, driven by higher revenues that more than compensated for higher cost of goods sold. Gross profit grew 40.8% in the Mercosur division, 27.6% in the Latincentro and Venezuela divisions and 1.8% in the Mexico division. Cost of goods sold increased 22.4% as a result of cost pressures related to the devaluation of local currencies in most of our operations as applied to our U.S. dollar-denominated raw material costs, the integration of REMIL and lower profitability from the Jugos del Valle line of business in Mexico, as expected in 2008 because of the agreement to retain profits at the joint venture company in 2008 for reinvestment. Gross margin reached 47.1% during 2008, a decrease of 110 basis points as compared to the same period of 2007.

     The components of cost of goods sold include raw materials (principally concentrate and sweeteners), packaging materials, depreciation expenses attributable to our production facilities, wages and other employment expenses associated with the labor force employed at our production facilities and certain overhead expenses. Concentrate prices are determined as a percentage of the retail price of our products in local currency net of applicable taxes. Packaging materials, mainly PET and aluminum, and high fructose corn syrup, used as sweetener in some countries, are denominated in U.S. dollars. See “Item 4. Information on the Company—The Company—Raw Materials.”

     Operating Expenses. Consolidated operating expenses as a percentage of total revenues decreased to 30.6% in 2008 from 31.6% in 2007 as a result of higher revenue growth that compensated for higher operating expenses. Operating expenses in absolute terms increased 16.0% year-over-year mainly as a result of salary increases in excess of inflation in some of the countries in which we operate and higher operating expenses in the Mercosur division, mainly due to the integration of REMIL, that were partially offset by lower marketing investment in some of our operations.

     Income from Operations. Our consolidated income from operations increased 19.2% to Ps. 13,695 million in 2008, as compared to 2007. Our Mercosur division and Latincentro along with Venezuela, each accounted for more than 40% of this growth. Our operating margin remained relatively flat at 16.5% in 2008 compared to 16.6% in 2007.

     Comprehensive Financing Result. The term “comprehensive financing result” refers to the combined financial effects of net interest expense and interest income, net foreign exchange gains or losses, and net gains or losses on monetary position from our countries which qualify as inflationary economies. Net foreign exchange gains or losses represent the impact of changes in foreign-exchange rates on assets or liabilities denominated in currencies other than local currencies and gains or losses resulting from derivative financial instruments. A foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred or the beginning of the period, whichever comes first, and the date it is repaid or the end of the period, whichever comes first, as the appreciation of the foreign currency results in an increase in the amount of local currency, which must be exchanged to repay the specified amount of the foreign currency liability.

     Our comprehensive financing result in 2008 showed an expense net balance of Ps. 3,552 million as compared to Ps. 346 million in 2007, mainly due to a foreign exchange loss driven by the devaluation of the Mexican peso as applied to our U.S. dollar-denominated debt and a less favorable monetary position resulting from the discontinuation of inflationary accounting in 2008 for our subsidiaries in Mexico, Guatemala, Panama, Colombia and Brazil.

     Other Expenses, Net. During 2008, we have a net balance Ps. 1,831 million in the “other expenses” line. These expenses were mainly composed of (i) the write off of fixed assets related to the closing of two of our production facilities in Mexico, (ii) the loss on sale of fixed assets and (iii) employee profit sharing.

     Income Taxes. Income taxes decreased to Ps. 2,486 million in 2008 from Ps. 3,336 million in 2007. During 2008, taxes as a percentage of income before taxes were 29.9% as compared to 32.0% in 2007. The effective tax rate in 2008 was lower than the one of 2007, as a result of the additional tax provisions recorded last year in some of our operations.

     Net Income. Our consolidated majority net income was Ps. 5,598 million in 2008, a decrease of 19.0% compared to 2007, mainly reflecting the depreciation of the Mexican peso as applied to our U.S. dollar-denominated debt. Net majority earnings per share, or EPS, was Ps. 3.03 (Ps. 30.32 per ADR) in 2008, computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

Consolidated Results of Operations by Geographic Segment

Mexico

     Total Revenues. Total revenues from our Mexico division increased 3.8% to Ps. 33,799 million in 2008, as compared to the previous year. Incremental volumes accounted for the majority of incremental revenues during the year. Average price per unit case increased to Ps. 29.30, a 0.4% increase, as compared to 2007, reflecting higher average prices per unit case from our growing still beverage portfolio that were partially offset by lower average prices per unit case in flavored sparkling beverages and higher volumes of the Coca-Cola brand in multiserve presentations, which carry a lower price per unit case. Excluding bulk water under the Ciel and Agua De Los Angeles brands, our average price per unit case was Ps. 34.39, a 1.2% increase as compared to 2007.

     Total sales volume increased 3.5% to 1,149.0 million unit cases in 2008, as compared to 1,110.4 million unit cases in 2007, resulting from the incremental volumes in the still beverage category, which were three times higher than in 2007, driven by the Jugos del Valle product line and more than 8% volume growth in our bottled water business, including bulk water. In the sparkling beverage category, incremental volumes of the Coca-Cola brand partially compensated for a flavored sparkling beverages decrease, resulting in a slight decline of 0.3% .

     Income from Operations. Our gross profit increased 1.8% to Ps. 17,315 million in 2008 as compared to 2007. Cost of goods sold increased 6.0% as a result of lower profitability from the Jugos del Valle line of business, as expected in 2008 because of the agreement to retain profits at the joint venture company in 2008 for reinvestment, and the second stage of the scheduled increase in concentrate prices from The Coca-Cola Company, that offset lower year-over-year sweetener costs. Gross margin decreased from 52.2% in 2007 to 51.2% in 2008.

     Income from operations increased 4.3% to Ps. 6,715 million in 2008, compared to Ps. 6,439 million in 2007, as a result of revenue growth and stable operating expenses, which more than compensated for higher cost of goods sold. Our operating margin was 19.9% in 2008, an increase of 10 basis points as compared to 2007.

Latincentro (Colombia and Central America)

     Total Revenues. Total consolidated revenues for Colombia and Central America reached Ps. 12,791 million in 2008, an increase of 9.0% as compared to 2007. Higher average price per unit case accounted for more than 50% of incremental revenues during the year. Consolidated average price per unit case for Colombia and Central America reached Ps. 38.64 in 2008, representing a 7.4% increase as compared to 2007. Although the Mexican peso depreciated as against the U.S. dollar, other local currencies depreciated less, leading to a positive exchange rate translation effect that represented close to 40% of incremental revenues while volume growth represented the balance. Excluding this translation effect, revenues would have increased 5.5% .

     Total consolidated sales volume for Colombia and Central America increased 1.4% to 330.5 million unit cases in 2008, as compared to the previous year. Sales resulting from the introduction of the Jugos del Valle line of business in Colombia and Central America provided more than 85% of this growth and increases in sparkling beverages across Central America provided the balance.

     Income from Operations. Gross profit reached Ps. 6,057 million, an increase of 6.7% in 2008, as compared to 2007. Cost of goods sold increased 11.1% mainly driven by higher PET cost in combination with the depreciation of some local currencies as applied to our U.S. dollar-denominated packaging costs and higher sweetener costs in Central America. Gross margin decreased from 48.4% in 2007 to 47.4% in 2008, a decrease of 100 basis points.

     Our income from operations increased 18.2% to Ps. 2,370 million in 2008, compared to the previous year, as a result of higher revenues combined with stable operating expenses including lower marketing expenses in Colombia and Central America. Our operating margin reached 18.5% in 2008, resulting in a 140 basis points expansion as compared to 2007.

Venezuela

     Total Revenues. Total revenues in Venezuela reached Ps. 15,182 million in 2008, an increase of 55.2% as compared to 2007. Higher average price per unit case accounted for close to 90% of incremental revenues during the year. Average price per unit case reached Ps. 73.36 in 2008, representing a 57.0% increase as compared to 2007. The devaluation of the Mexican peso as against the Venezuelan bolivar fuerte resulted in a positive exchange rate translation effect that represented the balance of the total revenue growth in Venezuela. Excluding this translation effect, our Venezuela revenues would have increased 48.9% .

     Total sales volume in Venezuela decreased 1.1% to 206.7 million unit cases in 2008, as compared to the previous year. The volume decline was a result of various short-term operating disruptions that we faced during the year.

     Income from Operations. Gross profit reached Ps. 6,294 million, an increase of 57.3% in 2008, as compared to 2007. Cost of goods sold increased 53.7% mainly driven by higher packaging cost in combination with higher sweetener costs. Gross margin increased from 40.9% in 2007 to 41.5% in 2008, an expansion of 60 basis points.

     Our income from operations increased 84.9% to Ps. 1,289 million in 2008, compared to the previous year, as a result of higher revenues that were partially compensated by higher labor costs in Venezuela. Our operating margin reached 8.5% in 2008, resulting in a 140 basis points expansion as compared to 2007.

Mercosur

     Net Revenues. Net revenues increased 38.4% to Ps. 20,870 million in 2008, as compared to 2007. Excluding beer, which accounted for Ps. 1,881 million during the year, total revenues increased 36.9% to Ps. 18,989 million, compared to 2007. The acquisition of REMIL accounted for close to 55% of this growth and higher average prices per unit case and volume growth accounted for the balance.

     Sales volume, excluding beer, increased 17.1% to 556.6 million unit cases in 2008, as compared to 2007, mainly driven by the acquisition of REMIL. Sales volume, excluding REMIL and beer, increased 3.1% to reach 490.4 million unit cases. Sparkling beverages volume growth accounted for almost 80% of these incremental volumes, mainly driven by the Coca-Cola brand and the strong performance of Coca-Cola Zero. Bottled water in Brazil and still beverages in Argentina provided the balance.

     Income from Operations. In 2008, our gross profit increased 40.8% to Ps. 9,415 million, as compared to the previous year. Cost of goods sold increased 38.9%, driven by (1) the integration of REMIL, (2) the devaluation of local currencies as applied to our U.S. dollar-denominated raw material cost and (3) higher sweetener costs in Brazil, as compared to last year. Our Mercosur division’s gross margin increased 30 basis points to 44.4% in 2008.

     Income from operations increased 41.6%, reaching Ps. 3,321 million in 2008, as compared to Ps. 2,345 million in 2007. Operating leverage achieved by higher revenues more than compensated for (1) higher expenses related to expansion in our cooler coverage, (2) the renewal of our distribution fleet in Brazil, in order to comply with new traffic regulations in the city of Sao Paulo, and (3) higher labor and freight costs in Argentina. Our operating margin was 15.7% in 2008, an increase of 20 basis points as compared to 2007.

Results of Operations for Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Consolidated Results of Operations

     Total Revenues. Consolidated total revenues increased 8.1% to Ps. 69,251 million in 2007, as compared to Ps. 64,046 million in 2006. The Latincentro division along with Venezuela, grew 13.2%, the Mercosur division grew 12.5% and the Mexico division grew 3.2% . Operations outside of Mexico accounted for almost 80% of incremental revenues.

     Total sales volume increased 6.1% to 2,120.8 million unit cases in 2007, as compared to 1,998.1 million unit cases in 2006. Sparkling beverages sales volume grew 5.7% to 1,791.0 million cases, driven by incremental volume across all of our territories. Sparkling beverage volume growth was mainly driven by the Coca-Cola brand, which accounted for close to 65% of incremental volume. In 2007, the operations outside Mexico contributed to 51% of our consolidated sparkling beverage volumes. A strong marketing campaign associated with the launching of Coca-Cola Zero in Mexico, Brazil and Argentina contributed to this growth.

     Consolidated average price per unit case increased 1.2% to Ps. 31.95 in 2007 as compared to Ps. 31.56 in 2006. Higher average prices per unit case for the sparkling beverages portfolio in our operations outside of Mexico more than compensated for incremental volumes of bulk water in Mexico, which carry lower average price per unit case.

     Gross Profit. Our gross profit increased 10.1% to Ps. 33,375 million in 2007, as compared to the previous year, driven by revenue growth across all of our territories. Gross margin increased to 48.2% in 2007 from 47.3% in 2006, driven by revenue growth that compensated for higher sweetener costs in Mexico.

     Operating Expenses. Consolidated operating expenses, as a percentage of total revenues, increased to 31.6% in 2007 from 31.3% in 2006. Operating expenses increased 9.2% year over year mainly as a result of (1) salary increases ahead of inflation in some of the countries in which we operate, (2) higher operating expenses due to increases in maintenance expenses and freight costs in some territories and (3) higher marketing investment in our major operations in connection with several initiatives intended to strengthen our presence in the market and build brand equity.

     Income from Operations. Consolidated income from operations increased 12.0% to Ps. 11,486 million in 2007, as compared to 2006. Growth in the Mercosur division and Latincentro along with Venezuela, compensated for a decline in Mexico. Our consolidated operating margin grew 60 basis points to 16.6% in 2007, mainly driven by the improved operating leverage that resulted from higher revenues.

     Comprehensive Financing Result. In 2007, our comprehensive financing result decreased 70% to Ps. 346 million as compared to Ps. 1,153 million in 2006, mainly driven by (1) lower interest expenses due to lower total debt, (2) higher interest income coming from our increased cash position and (3) a non-hedge accounting derivative instrument gain as compared to a loss from the previous year.

     Other Expenses. Beginning in 2007, pursuant to Mexican Financial Reporting Standards, we recorded employee profit sharing in the “other expenses” line, instead of recording it in the “income tax” line. For comparison purposes we are reflecting this change in the 2006 information presented, which amounted to Ps. 300 million in 2006 and Ps. 300 million in 2007. Additionally the “other expenses” line reflects lower expenses in 2007, which were driven by high comparables due to extraordinary items recorded for strategic projects in 2006. Other expenses decreased to Ps. 701 million in 2007 from Ps. 1,046 million in 2006.

     Income Taxes. Income taxes increased to Ps. 3,336 million in 2007 from Ps. 2,555 million in 2006. During 2007, income tax as a percentage of income before taxes was 32.0% as compared to 31.7% in 2006. The tax rate was higher in 2007 than in 2006, mainly due to a larger participation of our foreign operations in the consolidated results, which have higher statutory tax rates.

     Net Income. Consolidated majority net income was Ps. 6,908 million in 2007, an increase of 30.5% compared to 2006, resulting from an increase in income from operations, lower net interest expenses recorded in 2007 and lower other expenses. EPS were Ps. 3.74 (Ps. 37.41 per ADS) in 2007, computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares).

Consolidated Results of Operations by Geographic Segment

Mexico

     Total Revenues. Total in Mexico were Ps. 32,553 million in 2007, compared to Ps. 31,540 million in 2006, an increase of 3.2%, driven by 3.7% total sales volume growth, which more than compensated for lower average price per unit case. Average price per unit case was Ps. 29.18 in 2007, a decrease of 0.6% compared to Ps. 29.36 in 2006. Excluding bulk water, our average price per unit case was Ps. 34.24 during 2007, a 1.2% increase as compared to 2006.

     Total sales volume reached 1,110.4 million unit cases in 2007, an increase of 3.7% compared to 2006, driven by (1) a 2.0% sales volume growth of sparkling beverages, accounting for almost 45% of the incremental volumes for the year, (2) sales volume growth in bulk water and (3) incremental volumes of bottled water in single serve presentations. Sparkling beverages volume growth was mainly driven by incremental volumes of the Coca-Cola brand, including the introduction of Coca-Cola Zero.

     Income from Operations. Gross profit totaled Ps. 17,006 million, representing a gross margin of 52.2% in 2007, a decrease of 80 basis points as compared to 2006, mainly resulting from an increase in the average cost per unit case driven by higher sweetener cost, which was partially offset by a decline in resin prices.

     Income from operations decreased 2.8% in 2007 to Ps. 6,439 million compared to Ps. 6,626 in 2006, resulting in an operating margin of 19.8% compared to 21.0% in 2006, as a result of lower gross profit combined with increases in marketing expenses.

Latincentro (Colombia and Central America)

     Total Revenues. Total revenues in Colombia and Central America were Ps. 11,738 million in 2007, an increase of 6.5% as compared to 2006, mainly driven by incremental sales volume, which accounted for 70% of the revenue growth. Average price per unit case increased 1.7% to Ps. 35.98, as a result of price increases implemented during the year in Colombia that more than compensated for a strong volume growth in multi-serve presentations, which carry a lower average price per unit case, in Central America.

     Total sales volume was 325.8 million unit cases in 2007, a 4.7% increase as compared to the previous year, as a result of a more than 4.0% increase in the Coca-Cola brand and bottled water in Colombia, in combination with strong volume increases in Costa Rica and Panama. Sparkling beverage volume increased 4.0% in the year, contributing to over 75% of our growth in the region, and bottled water in Colombia and still beverages in Central America, resulting from strong growth of Hi-C, a juice based product line, and Powerade, an isotonic beverage, accounted for the balance.

     Income from Operations. Gross profit totaled Ps. 5,678 million in 2007, an increase of 14.2% as compared to 2006, mainly driven by higher revenues. Lower costs driven by (1) the appreciation of local currencies, especially the Colombian peso, as applied to U.S. dollar-denominated raw materials, combined with our PET bottle light-weighting initiatives, (2) lower sweetener costs and (3) operating efficiencies, resulted in a gross margin increase of 330 basis points to 48.4% in 2007.

     Income from operations increased 30.7% to Ps. 2,005 million in 2007, as compared to 2006, driven by higher gross profit, which compensated for higher operating expenses. Operating margin reached 17.1% in 2007, increasing 320 basis points as compared to 2006.

Venezuela

     Total Revenues. Total revenues in Venezuela increased by 22.4% to Ps. 9,785 million in 2007, as compared to Ps. 7,993 million in 2006. Incremental volume accounted for more than 60% of revenue growth and higher average price per unit case represented the balance. Average price per unit case increased by 7.0% to Ps. 46.73 in 2007 as a result of price increases implemented during the year and a positive product and packaging mix shift, driven by incremental volumes from non-returnable core brands, which carry higher average prices per unit case.

     During 2007, our sales volume grew 14.5% as compared to 2006, reaching 209.0 million unit cases. The sparkling beverages volume increase of 18.1% was mainly driven by volume growth in the Coca-Cola brand. Growth in sparkling beverages compensated for a sales volume decline in bottled water. Still beverages, excluding water, grew 7.3% in 2007 as compared to 2006.

     Income from Operations. Gross profit totaled Ps. 4,002 million in 2007, increasing 32.0% as compared to 2006. Higher revenues combined with lower PET costs contributed to a gross margin expansion of 300 basis points to 40.9% as compared to 37.9% in 2006.

     Income from operations totaled Ps. 697 million in 2007, an increase of 135.5% as compared to 2006. Higher revenues compensated for salary increases above inflation implemented during the year and higher maintenance and freight costs. Our operating margin increased 340 basis points, from 3.7% in 2006 to 7.1% in 2007, the lowest operating margin among our territories.

Mercosur

     Net Revenues. Net revenues in our Mercosur division reached Ps. 15,079 million in 2007, an increase of 12.4% as compared to 2006. Excluding beer, which accounted for Ps. 782 million in 2007, net revenues increased 12.9% to Ps. 14,297 million in 2007. Volume growth accounted for more than 75% of incremental net revenues. Excluding beer, average price per unit case increased 3.0% to Ps. 30.07 during 2007, driven by a product mix shift towards core brands, which carry higher average prices per unit case.

     Total sales volume excluding beer increased 9.7% to 475.5 million unit cases in 2007. The majority of this growth came from our sparkling beverages, which contributed to over 90% of our incremental volumes. Sparkling beverages posted a 9.5% growth in 2007, driven by the Coca-Cola brand and the successful introduction of Coca-Cola Zero. Still beverages, excluding bottled water, grew more than 50% for the year, driven by the strong performance of Aquarius Still in Brazil and the juice-based and flavored water products under the Cepita brand in Argentina.

     Income from Operations. Gross profit totaled Ps. 6,689 million in 2007, an increase of 19.6% as compared to 2006. Lower average cost per unit case was mainly driven by (1) lower PET costs, (2) lower sugar costs in Brazil and (3) the appreciation of the Brazilian real as applied to our U.S. dollar-denominated raw materials. Gross margin recorded an expansion 270 basis points to 44.1% in 2007.

     Income from operations reached Ps. 2,345 million, an increase of 24.5% as compared to 2006. Operating margin was 15.5%, an increase of 150 basis points as compared to 2006 that compensated for (1) expenses related to projects intended to improve go-to-market execution and the distribution network in Brazil (2) incremental marketing expenses partially associated with the introduction of Coca-Cola Zero and other sparkling beverages, (3) an increase in sales force due to our initiative to strengthen our presence and execution in certain retail segments in Brazil and (4) higher freight costs and salaries in Argentina.

Liquidity and Capital Resources

     Liquidity. The principal source of our liquidity is cash generated from operations. A significant majority of our sales are on a cash basis with the remainder on a short-term credit basis. We have traditionally been able to rely on cash generated from operations to fund our working capital requirements and our capital expenditures. Our working capital benefits from the fact that most of our sales are made on a cash basis, while we generally pay our suppliers on credit. In recent periods, we have mainly used cash generated from operations to fund acquisitions. We have also used a combination of borrowings from Mexican and international banks and issuances in the Mexican and international capital markets.

     Our total indebtedness was Ps. 18,574 million as of December 31, 2008, as compared to Ps. 18,916 million as of December 31, 2007. Short-term debt and long-term debt were Ps. 6,119 million and Ps. 12,455 million, respectively, as of December 31, 2008, as compared to Ps. 4,814 million and Ps. 14,102 million respectively, as of December 31, 2007. Total debt decreased Ps. 342 million in 2008 mainly as a result of payment of our certificados búrsatiles (Mexican peso-denominated bonds) in April and July 2008. Net debt increased Ps. 1,008 million in 2008 mainly as a result of cash used in the REMIL and Agua De Los Angeles acquisitions. As of December 31, 2008, cash and cash equivalents were Ps. 6,192 million, as compared to Ps. 7,542 million as of December 31, 2007. As of December 31, 2008, cash and cash equivalents were comprised of 45% U.S. dollars, 21% Mexican pesos, 14% Venezuelan bolivares fuertes, 8% Brazilian reais, 6% Argentinean pesos and 5% Colombian pesos. As of May 31, 2009, our cash balance was Ps. 10,149 million, including US$ 452 million denominated in U.S. dollars, and the proceeds of the offering of our certificados búrsatiles in January 2009. These funds, in addition to the cash generated by our operations, are sufficient to meet the maturity of the 7.25% Senior Notes due July 1, 2009 and the certificados búrsatiles maturing on July 10, 2009, as well as to meet other operating requirements.

     As part of our financing policy, we expect to continue to finance our liquidity needs from cash from operations. Nonetheless, as a result of regulations in certain countries in which we operate, it may not be beneficial or, as in the case of exchange controls in Venezuela, practicable for us to remit cash generated in local operations to fund cash requirements in other countries. Exchange controls like those in Venezuela may also increase the real price of remitting cash from operations to fund debt requirements in other countries. In addition, in the event that cash from operations in these countries is not sufficient to fund future working capital requirements and capital expenditures, we may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. In addition, in the future we may be required to finance our working capital and capital expenditure needs with short-term or other borrowings.

     We continuously evaluate opportunities to pursue acquisitions or engage in joint venture or other strategic transactions. We would expect to finance any significant future transactions with a combination of any of cash from operations, long-term indebtedness and the issuance of shares of our company.

     Sources and Uses of Cash. In 2008, we adopted NIF B-2 “Statement of Cash Flows” which presents cash inflows and outflows in nominal currency as part of our consolidated financial statements, replacing the statement of changes in financial position, which included inflation effects and unrealized foreign exchange effects. The cash flow statement is presented for the year ended December 31, 2008 and the statements of changes in financial position, for the years ended December 31, 2007 and 2006. The application of this standard is prospective, therefore the cash flow statement is not comparable to the statements of changes in financial position.

     The following table summarizes the sources and uses of cash for the year in the period ended December 31, 2008, from our consolidated statement of cash flows:

Principal Sources and Uses of Cash
Year ended December 31, 2008

(in millions of Mexican pesos)
2008

Net cash flows from operating activities	Ps. 12,880
Net cash flows used in investing activities(1)	(8,263)
Net cash flows used in financing activities(2)	(5,038)
Dividends declared and paid	(945)

(1) Includes property, plant and equipment, investment in shares and other assets.
(2) Includes dividends declared and paid.

     The following table summarizes the sources and uses of cash for the years in the period ended December 31, 2007 and 2006, from our consolidated statements of changes in financial position:

Principal Sources and Uses of Cash
Years ended December 31, 2007 and 2006

(in millions of constant Mexican pesos at December 31, 2007)

	2007	2006
Net resources generated by operations	Ps. 8,961	Ps. 9,351
Net resources used in investing activities(1)	(4,752)	(3,353)
Net resources used in financing activities(2)	(1,741)	(3,512)
Dividends declared and paid	(831)	(743)
(1) Includes property, plant and equipment, investment in shares and other assets.
(2) Includes dividends declared and paid.

Contractual Obligations

     The table below sets forth our contractual obligations as of December 31, 2008:

	Maturity

		(in millions of Mexican pesos)
	Less than			In excess
	1 year	1-3 years	4 –5 years	of 5 years	Total

Debt(1)
Mexican pesos	Ps. 500	Ps. 4,067	Ps. 1,658	Ps. 2,825	Ps. 9,050
U.S. dollars	3,605	880	2,098	-	6,583
Venezuelan bolivares fuertes	365	-	-	-	365
Colombian pesos	798	905	-	-	1,703
Argentine pesos	816	-	-	-	816

Capital Leases
Brazilian reais	21	3	-	-	24
U.S. dollars	14	19	-	-	33
Interest Payments on Debt(2)
Mexican pesos	661	1,402	474	132	2,669
U.S. dollars	232	274	33	-	539
Venezuelan bolivares fuertes	42	-	-	-	42
Colombian pesos	252	60	-	-	312
Argentine pesos	64	-	-	-	64

Interest Rate Swaps(3)
Mexican pesos	-	(11)	-	-	(11)
U.S. dollars	-	(25)	(13)	-	(38)
Cross Currency Swaps(4)
Mexican pesos to U.S. dollars(5)	-	(469)	-	-	(469)

Forward Contracts
Agreements to purchase Mexican pesos(6)	(242)	-	-	-	(242)
Agreements to purchase U.S. dollars(7)	44	-	-	-	44
Operating Leases
Mexican pesos	133	373	256	549	1,311
U.S. dollars	615	3	-	-	618
Brazilian reais	74	98	-	-	172
Commodity Hedge Contracts
Sugar	(68)	-	-	-	(68)
Expected Benefits to be Paid for Pension	124	112	47	313	596
Plan and Seniority Premium
Other Long-Term Liabilities(8)					3,938

(1)	Excludes the effect of cross currency swaps.
(2)	Interest was calculated using debt as of and nominal interest rate amounts in effect on December 31, 2008. Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 13.5383 per U.S. dollar, the exchange rate quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2008.
(3)	Reflects the market value as of December 31, 2008 of interest rates swaps that are considered hedges for accounting purposes. The amounts shown in the table are fair value figures at December 31, 2008.
(4)	Includes cross currency swap contracts held as of December 31, 2008. U.S. dollar-denominated amounts were translated to Mexican pesos as described in footnote (2) above. The amounts shown in the table are fair value figures at December 31, 2008.
(5)	Cross-currency swaps used to convert Mexican peso-denominated floating rate debt into U.S. dollar-denominated floating rate debt with a notional amount of Ps. 166 million with maturity date as of September 16, 2011, Ps. 328 million with maturity date as of December 2, 2011, Ps. 989 million with maturity date as of December 5, 2011 and Ps. 357 million with maturity date as of March 2, 2012. These cross-currency swaps are not considered hedges for accounting purposes.
(6)	Forward contracts with notional amount of Ps. 799 million with settlement date as of July 24, 2009. These forward contracts are not considered hedges for accounting purposes. The amounts shown in the table are fair value figures at December 31, 2008.
(7)	Forward contracts with notional amount of Ps. 228 million with settlement date as of January 8, 2009. These forward contracts are not considered hedges for accounting purposes. The amounts shown in the table are fair value figures at December 31, 2008.
(8)	Other long-term liabilities reflects liabilities whose maturity dates are undefined and depends on a series of circumstances out of our control, therefore these liabilities have been considered to have a maturity of more than five years.

Debt Structure

     The following chart sets forth the current debt breakdown of our company and its subsidiaries by currency and interest rate type as of December 31, 2008:

	Percentage of	Average	Average Adjusted
Currency	Total Debt(1)	Nominal Rate(2)	Rate(1)(3)

U.S. dollars	50.3%	5.6%	4.8%
Mexican pesos	34.6%	8.7%	9.0%
Venezuelan bolivares fuertes	1.9%	25.6%	25.6%
Colombian pesos	8.9%	15.2%	15.2%
Argentine pesos	4.3%	15.8%	15.8%

_________
(1) Includes the effect of derivative contracts held by us as of December 31, 2008, including cross currency swaps from Mexican pesos to U.S. dollars and U.S. dollar forward positions.
(2) Annual weighted average interest rate per currency as of December 31, 2008.
(3) Annual weighted average interest rate per currency as of December 31, 2008 after giving effect to interest rate swaps. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk––Interest Rate Risk.”

Summary of Significant Debt Instruments

     The following is a brief summary of our significant long-term indebtedness with restrictive covenants outstanding as of December 31, 2008:

     7.25% Notes Due 2009. On July 11, 1997, our subsidiary Panamco issued 7.25% Senior Notes due on July 1, 2009, of which US$ 266 million (Ps. 3,605 million) remain outstanding as of December 31, 2008. We guaranteed these notes on October 15, 2003 and they were assumed by our subsidiary Propimex S.A. de C.V., or Propimex, as a result of the merger of Panamco into Propimex. The indenture imposes certain conditions upon a consolidation or merger by us or Propimex and restricts the incurrence of liens and sale and leaseback transactions by Propimex.

     Bank Loans. As of December 31, 2008, we had a number of loans with individual banks in both Mexican pesos and U.S. dollars with an aggregate principal amount of Ps. 7,528 million. These bank loans contain restrictions on liens, fundamental changes such as mergers and sale of certain assets. In addition, we are required to comply with a maximum net leverage ratio. Finally, there is a mandatory prepayment clause in which the lender has the option to require us to prepay such loans upon a change of control.

     Mexican Peso Bonds (Certificados Bursátiles). During 2003, we established a program for and issued the following certificados bursátiles in the Mexican capital markets:

Issue Date	Maturity	Amount	Rate

2003	2009	Ps. 500 million	9.90% Fixed
2003	2010	Ps. 1,000 million	10.40% Fixed

     Our 2003 certificados bursátiles contain restrictions on the incurrence of liens and become immediately due upon the occurrence of an event of default, including a change of control, which is defined as the failure of The Coca-Cola Company to hold at least 25% of our capital stock with voting rights. These certificados bursátiles mature on July 10, 2009.

     During March 2007, we established a new program and subsequently issued the following certificados bursátiles in the Mexican capital markets:

Issue Date	Maturity	Amount	Rate

2007	2012	Ps. 3,000 million	28-day TIIE(1) – 6 bps
2009	2010	Ps. 2,000 million	28-day TIIE(1) + 80 bps
___________
(1) TIIE means the Tasa de Interés Interbancaria de Equilibrio (the Equilibrium Interbank Interest Rate).

     Our 2007 and 2009 certificados bursátiles contain reporting obligations in which we will furnish to the bond holders, audited financial reports and consolidated financial reports.

     We are in compliance with all of our restrictive covenants as of December 31, 2008. A significant and prolonged deterioration in our consolidated results of operations could cause us to cease to be in compliance under certain indebtedness in the future. We can provide no assurances that we will be able to incur indebtedness or to refinance existing indebtedness on similar terms in the future.

Off-Balance Sheet Arrangements

     We do not have any material off-balance sheet arrangements.

Contingencies

     We have various contingencies, for which reserves have been recorded in those cases where we believe the results will be unfavorable according to Mexican Financial Reporting Standards. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Most of these contingencies have been recorded as reserves resulting in an increase in the intangibles recorded in connection with our acquisitions. Any amounts required to be paid in connection with these contingencies would be required to be paid from available cash. The following table presents the nature and amount of the recorded loss contingencies as of December 31, 2008:

	Short-Term	Long-Term	Total

Tax	Ps. -	Ps. 953	Ps. 953
Legal	-	243	243
Labor	-	880	880

Total	Ps. -	Ps. 2,076	Ps. 2,076

     We have other loss contingencies for which we have not recorded a reserve in particular, including legal proceedings with labor unions and tax authorities. These proceedings are in the ordinary course of business and are common to the industry in which we operate. As of December 31, 2008, the aggregate amount of damages sought in these proceedings is Ps. 204 million. These contingencies were classified by our legal counsel as remote, so according to Mexican Financial Reporting Standards, no provision was required. However, we believe that the ultimate resolution of such legal proceedings will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. These contingencies or our assessment of them may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies.

     As is required in Brazil by the tax authorities, we have collateralized tax contingencies currently in litigation amounting to Ps. 1,853 million as of December 31, 2008, by pledging fixed assets and entering into available lines of credit.

Capital Expenditures

     The following table sets forth our capital expenditures, including investment in property, plant and equipment, and deferred charges and other investments for the periods indicated on a consolidated and by segment basis:

Consolidated Capital Expenditures

Year ended December 31,

	2008	2007(1)	2006(1)

(millions of Mexican pesos)
Property, plant and equipment, deferred charges and
other investments	Ps. 4,802	Ps. 3,682	Ps. 2,863

___________
(1) Expressed in millions of constant Mexican pesos at December 31, 2007.

Capital Expenditures by Territory

	Year Ended December 31,

	2008	2007(1)	2006(1)

	(millions of Mexican pesos)
Mexico	Ps. 1,926	Ps.1,945	Ps. 1,521
Central America(2)	455	328	78
Colombia	754	643	586
Venezuela	715	(9)	221
Brazil	685	496	237
Argentina	267	279	220

Total	Ps. 4,802	Ps. 3,682	Ps. 2,863

_________
(1) Expressed in millions of constant Mexican pesos at December 31, 2007.
(2) Includes Guatemala, Nicaragua, Costa Rica and Panama.

     Our capital expenditures in 2008 focused on investments in returnable bottles and cases, increasing plant operating capacity, placing coolers with retailers and improving the efficiency of our distribution infrastructure. Through these measures, we strive to improve our profit margins and overall profitability.

     We have budgeted up to US$ 320 million for our capital expenditures in 2009. Our capital expenditures in 2009 are primarily intended for:

• investments in manufacturing lines;

• returnable bottles and cases;

• market investments (primarily for the placement of coolers);

• improvements throughout our distribution network; and

• investments in information technology.

     We estimate that of our projected capital expenditures for 2009, approximately 40% will be for our Mexican territories and the remaining will be for our non-Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2009. Our capital expenditure plan for 2009 may change based on market and other conditions and our results of operations and financial resources.

     Historically, The Coca-Cola Company has contributed to our capital expenditure program. We generally utilize these contributions for the placement of coolers with customers and other initiatives that promote volume growth of Coca-Cola trademark beverages. Such payments may result in a reduction in our selling expenses line. Contributions by The Coca-Cola Company are made on a discretionary basis. Although we believe that The Coca-Cola Company will make additional contributions in the future to assist our capital expenditure program based on past practice and the benefits to The Coca-Cola Company as owner of the Coca-Cola brands from investments that support the strength of the brands in our territories, we can give no assurance that any such contributions will be made.

Hedging Activities

     We hold or issue derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

     The following table provides a summary of the fair value of derivative instruments as of December 31, 2008. The fair market value is obtained mainly from our internal automated system and confirmed by external sources, which are also our counterparties to the relevant contracts.

Fair Value
At December 31, 2008
(in millions of Mexican pesos)

	Maturity	Maturity		Maturity in	Total
	less than 1	1 – 3	Maturity	excess of 5	fair
	year	years	4 – 5 years	years	value

Quoted prices	—	(36)	(13)	—	(49)

U.S. GAAP Reconciliation

     The principal differences between Mexican Financial Reporting Standards and U.S. GAAP that affect our net income and stockholders’ equity relate to the accounting for:

  restatement of prior year financial statements;

  classification differences;

  deferred promotional expenses;

  intangible assets;

  restatement of imported equipment in 2007 and 2006;

  capitalization of comprehensive financing result;

  derivative financial instruments;

  deferred income tax and employee profit sharing and uncertain tax positions;

  labor liabilities;

  minority interest; and

  statement of cash flows.

     A more detailed description of the differences between Mexican Financial Reporting Standards and U.S. GAAP as they relate to us and a reconciliation of majority net income and majority stockholders’ equity under Mexican Financial Reporting Standards to net income and stockholders’ equity under U.S. GAAP are contained in Notes 26 and 27 to our consolidated financial statements.

     Pursuant to Mexican Financial Reporting Standards, our consolidated financial statements recognize effects of inflation in accordance with NIF B-10 in 2007 and 2006. These effects were not reversed in the reconciliation to U.S. GAAP.

     Under U.S. GAAP, we had net income of Ps. 5,571 million in 2008, Ps. 6,765 million in 2007, and Ps. 5,104 million in 2006. Net income as reconciled to U.S. GAAP was lower than majority net income as reported under Mexican Financial Reporting Standards by Ps. 27 million in 2008, lower by Ps. 143 million in 2007, and lower by Ps. 188 million in 2006.

     Stockholders’ equity under U.S. GAAP was Ps. 54,761 million, Ps. 49,472 million, and Ps. 41,770 million in 2008, 2007, and 2006, respectively. Compared to majority stockholders’ equity under Mexican Financial Reporting Standards, stockholders’ equity under U.S. GAAP was lower by Ps. 1,152 million, higher by Ps. 332 million, and lower by Ps. 1,210 million in 2008, 2007 and 2006, respectively.

Item 6. Directors, Senior Management and Employees

Directors

     Management of our business is vested in our board of directors and in our chief executive officer. Our bylaws provide that our board of directors will consist of no more than eighteen directors elected at the annual ordinary shareholders meeting for renewable terms of one year. Our board of directors currently consists of 18 directors and 17 alternate directors. The directors are elected as follows: 11 directors and their respective alternate directors are elected by holders of the Series A Shares voting as a class; 4 directors and their respective alternate directors are elected by holders of the Series D Shares voting as a class; and 3 directors and their respective alternate directors are elected by holders of the Series L Shares voting as a class. Directors may only be elected by a majority of shareholders of the appropriate series, voting as a class, represented at the meeting of shareholders.

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

As of March 23, 2009, our board of directors had the following members:

Series A Directors

José Antonio Fernández Carbajal(1)	Born:	February 1954
Director	First elected:	1993
	Term expires:	2010
	Principal occupation:	Chief Executive Officer, FEMSA.
	Other directorships:	Chairman of the board of directors of FEMSA. Vice-Chairman of the board of directors of Instituto Tecnológico de Estudios Superiores de Monterrey (ITESM). Member of the boards of directors of Grupo Financiero BBVA Bancomer (Bancomer); Industrias Peñoles, S.A.B. de C.V. (Peñoles); Grupo Industrial Bimbo, S.A.B. de C.V. (Bimbo); Grupo Televisa S.A.B. (Televisa); Controladora Vuela Compañia de Aviación S.A. de C.V. (Volaris); and Cemex, S.A.B. de C.V. (Cemex)
	Business experience:	Held directorships at FEMSA Cerveza’s Commercial Division and the Oxxo Retail Chain. Has experience in the strategic planning department of FEMSA and has been involved in many managerial and operational aspects of FEMSA’s businesses.
	Education:	Holds a degree in Industrial Engineering and an MBA from ITESM.
	Alternate director:	Alfredo Livas Cantú

Alfonso Garza Garza(2)	Born:	July 1962
Director	First elected:	1996
	Term expires:	2010
	Principal occupation:	Vice President of Human Resources Procurement and IT, FEMSA.
	Other directorships:	Alternate director of FEMSA and member of the boards of directors of the Hospital San José Tec de Monterrey and ITESM.
	Business experience:	Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at Cervercería Cuauhtémoc Moctezuma, S.A.B. de C.V. and General Director of FEMSA Empaques.
	Education:	Holds a degree in Industrial Engineering from ITESM and an MBA from Instituto Panamericano de Alta Dirección de Empresa (IPADE).
	Alternate director:	Eva María Garza Lagüera Gonda(3)

Series A Directors

José Luis Cutrale	Born:	September 1946
Director	First elected:	2004
	Term expires:	2010
	Principal occupation:	General Director of Sucocítrico Cutrale.
	Other directorships:	Member of the boards of directors of Cutrale North America, Cutrale Citrus Juice, and Citrus Products.
	Business experience:	Founding partner of Sucocitrico Cutrale and member of ABECITRUS (the Brazilian Association of Citrus Exporters) and CDES (the Brazilian Government’s Counsel for Economic and Social Development).
	Alternate director :	José Luis Cutrale, Jr.

Carlos Salazar Lomelín	Born:	April 1951
Director	First elected:	2001
	Term expires:	2010
	Principal occupation:	Chief Executive Officer, Coca-Cola FEMSA.
	Business experience:	Has held managerial positions within FEMSA, including Grafo Regia and Plásticos Técnicos Mexicanos. Served as Chief Executive Officer of FEMSA Cerveza until 2000.
	Education:	Holds a degree in Economics from ITESM, a graduate degree in Economic Development in Italy from the Instituto di Studio per lo Sviluppo Economico Milano y Napoles and an MBA from ITESM.
	Alternate director:	Max Michel Suberville

Ricardo Guajardo Touché	Born:	May 1948
Director	First elected:	1993
	Term expires:	2010
	Principal occupation:	Former Chairman of the board of directors of Grupo Financiero BBVA Bancomer.
	Other directorships:	Member of the boards of directors of BBVA Bancomer, Grupo Bimbo, El Puerto de Liverpool, Alfa, Grupo Aeroportuario del Sureste (ASUR) and FEMSA.
	Business experience:	Has held senior executive positions in FEMSA, Grupo AXA, S.A. de C.V. and Valores Monterrey, S.A. de C.V.
	Education:	Holds degrees in Electrical Engineering from ITESM and the University of Wisconsin and a Masters Degree from the University of California at Berkeley.
	Alternate director:	Eduardo Padilla Silva

Series A Directors

Paulina Garza Lagüera Gonda(3)	Born:	March 1972
Director	First elected:	2009
	Term expires:	2010
	Business experience:	Private investor

	Education:	Holds a business administration degree from ITESM.
	Alternate director:	Mariana Garza Lagüera Gonda(3)

Federico Reyes García	Born:	September 1945
Director	First elected:	1993
	Term expires:	2010
	Principal occupation:	Corporate Development Officer of FEMSA.
	Business experience:	Served as Vice President of Finance and Corporate Development of FEMSA, Director of Corporate Staff at Grupo AXA, a major manufacturer of electrical equipment, and Chief Executive Officer of Valores de Monterrey. Has extensive experience in the insurance sector.
	Education:	Holds a degree in business and finance from ITESM.
	Alternate director:	Alejandro Bailleres Gual

Javier Astaburuaga Sanjines	Born:	July 1959
Director	First elected:	2006
	Term expires:	2010
	Principal occupation:	Chief Financial Officer and Executive Vice President of Strategic Development of FEMSA
	Business experience:	Joined FEMSA as a financial information analyst and later acquired experience in corporate development, administration and finance, held various senior positions at FEMSA Cerveza between 1993 and 2001, including Chief Financial Officer and for two years prior to his current position, was FEMSA Cerveza’s Director of Sales for the north region of Mexico. Prior to his current position, was FEMSA Cerveza’s Co-Chief Executive Officer.
	Education:	Holds a degree in accounting from ITESM.
	Alternate director:	Francisco José Calderón Rojas

Series A Directors

Alfonso González Migoya	Born:	January 1945
Director	First elected:	2006
	Term expires:	2010
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Industrial Saltillo, S.A.B. de C.V.
	Other directorships:	Member of the board of directors and Chairman of the audit committee of Banco Regional de Monterrey, S.A.; Member of the board of directors of Ecko, S.A., Berel, S.A. and the Bolsa Mexicana de Valores, S.A.B. de C.V.
	Business experience:	Served from 1995 until 2005 as Corporate Director of Grupo Industrial Alfa.
	Education:	Holds a degree in Mechanical engineering from ITESM and an MBA from the Stanford Graduate School of Business.
	Alternate director:	Francisco Garza Zambrano

Daniel Servitje Montull	Born:	April 1959
Director	First elected:	1998
	Term expires:	2010
	Principal occupation:	Chief Executive Officer, Grupo Bimbo.
	Other directorships:	Member of the boards of directors of Banco Nacional de Mexico and Grupo Bimbo.
	Business experience:	Served as Vice President of Grupo Bimbo.
	Education:	Holds a degree in Business from the Universidad Iberoamericana in Mexico and an MBA from the Stanford Graduate School of Business.
	Alternate director:	Sergio Deschamps Ebergenyi

Enrique Senior Hernández	Born:	August 1943
Director	First elected:	2004
	Term expires:	2010
	Principal occupation:	Managing Director of Allen & Company.
	Other directorship:	Member of the boards of directors of Grupo Televisa and Cinemark Corp.
	Business experience:	Among other clients, has provided financial advisory services to FEMSA and Coca-Cola FEMSA.
	Alternate director:	Herbert Allen III

Series D Directors

Gary Fayard	Born:	April 1952
Director	First elected:	2003
	Term expires:	2010
	Principal occupation:	Chief Financial Officer, The Coca-Cola Company.
	Other directorships:	Member of the boards of directors of Coca- Cola Enterprises and Coca-Cola Sabco.
	Business experience:	Senior Vice President of The Coca-Cola Company and former Partner of Ernst & Young.
	Education:	Holds a degree from the University of Alabama.
	Alternate director:	David Taggart

Irial Finan	Born:	June 1957
Director	First elected:	2004
	Term expires:	2010
	Principal occupation:	President of Bottling Investments, The Coca-Cola Company.
	Other directorships:	Member of the boards of directors of Coca- Cola Enterprises, Coca-Cola Amatil and Coca-Cola Hellenic.
	Business experience:	Chief Executive Officer of Coca-Cola Hellenic. Has experience in several Coca- Cola bottlers, mainly in Europe.
	Education:	Holds a Bachelor’s degree from National University of Ireland.
	Alternate director:	Mark Harden

Charles H. McTier	Born:	January 1939
Director	First elected:	1998
	Term expires:	2010
	Principal occupation:	Trustee, Robert W. Woodruff Foundation.
	Other directorships:	Member of the boards of directors of AGL Resources and SunTrust Bank of Atlanta; Trustee, Joseph B. Whitehead Foundation; Trustee, Lettie Pate Evans Foundation; Director, CDC Foundation.
	Business experience:	Trustee, Robert W. Woodruff Foundation, Joseph B. Whitehead Foundation and Lettie Pate Evans Foundation. Served on the board of directors of nine U.S. Coca-Cola bottling companies in the 1970s and 1980s.
	Education:	Holds a degree in Business Administration from Emory University.

Series D Directors

Bárbara Garza Lagüera Gonda(3)	Born:	December 1959
Director	First elected:	2009
	Term expires:	2010
	Principal occupation:	Private investor
	Business experience:	Former president/Chief Executive Officer of Alternativas Pacíficas, A.C. (a non-profit organization).
	Education:	Holds a business administration degree from ITESM.
	Alternate director:	Geoffrey J. Kelly

Series L Directors

Alexis E. Rovzar de la Torre	Born:	July 1951
Director	First elected:	1993
	Term expires:	2010
	Principal occupation:	Member of the Latin American practice, White & Case, S.C.
	Other directorships:	Member of the boards of directors of FEMSA, Bank of Nova Scotia, Grupo Bimbo, Grupo ACIR and Comsa.
	Business experience:	Expert in private and public mergers and acquisitions as well as other aspects of financial law and has been advisor to many companies on international business and joint venture transactions.
Holds a law degree from Universidad Nacional Autónoma de México.
	Alternate director:	Arturo Estrada Treanor

José Manuel Canal Hernando	Born:	February 1940
Director	First elected:	2003
	Term expires:	2010
	Principal occupation:	Private consultant.
	Other directorships:	Member of the board of directors of FEMSA, Banco Compartamos, S.A., ALSEA, S.A.B. de C.V., Kuo, Dine, Consorcio Comex and Grupo Proa
	Business experience:	Former managing partner at Ruiz, Urquiza y Cía, S.C. from 1981 to 1999, acted as our statutory examiner from 1984 to 2002, presided in the Committee of Surveillance of the Mexican Institute of Finance Executives, has participated in several commissions at the Mexican Institute of Public Accountants and has extensive experience in financial auditing for holding companies, banks and financial brokers
	Alternate director:	Helmut Paul

Series L Directors

Francisco Zambrano Rodríguez	Born:	January 1953
Director	First elected:	2003
	Term expires:	2010
	Principal occupation:	Chief Executive Officer of Desarrollo de Fondos Inmobiliarios S.A. de C.V.
	Other directorships:	Member of the boards of directors of Desarrollo Inmobiliario y de Valores, S.A. de C.V. and Grupo Quinta Real, S.A. de C.V.
	Business experience:	Has extensive experience in investment banking and private investment services in México.
	Education:	Holds a degree in chemical engineering from ITESM and an MBA from the University of Texas at Austin.
	Alternate director:	Karl Frei Buechi

(1) Son-in-law of Eugenio Garza Lagüera. (2) Nephew of Eugenio Garza Lagüera. (3) Daughter of Eugenio Garza Lagüera and sister-in-law of José Antonio Fernández Carbajal.

     Eugenio Garza Lagüera, who passed away on May 24, 2008, was the Honorary (non-voting) Life chairman of our board of directors. The secretary of the board of directors is Carlos Eduardo Aldrete Ancira and the alternate secretary of the board of directors is Carlos Luis Díaz Saénz.

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

Executive Officers

The following are the principal executive officers of our company:

Carlos Salazar Lomelín(1)	Born:	April 1951
Chief Executive Officer	Joined:	2000
	Appointed to current position:	2000

Ernesto Torres Arriaga	Born:	July 1936
Vice President	Joined:	1979
	Appointed to current position:	1995
	Business experience with us:	Production Manager of Industria Embotelladora de México.
	Other business experience:	Director of Production for the State of Mexico. Extensive experience at various bottler plants in Mexico, where he held several positions in the production, technical and logistics areas, eventually becoming General Manager of Sales, Production and Administration.
	Education:	Holds a degree in Food Engineering from Kansas State University.

Héctor Treviño Gutiérrez	Born:	August 1956
Chief Financial and Administrative	Joined:	1993
Officer	Appointed to current position:	1993
	Business experience with us:	Headed Corporate Development department.

	Other business experience:	At FEMSA, was in charge of
	Education:	Holds a degree in Chemical and Administrative Engineering from ITESM and an MBA from the Wharton School of Business.

Rafael Suárez Olaguibel	Born:	April 1960
Chief Operating Officer –	Joined:	1986
Latincentro	Appointed to current position:	2006
	Business experience with us:	Has held several director positions with us, including Commercial Planning and Strategic Development Officer, Chief Operating Officer in Mexico, Planning and Projects Director, Corporate Marketing Manager for the valley of Mexico and Director of Marketing. Also served as Distribution and Marketing Director of FEMSA’s soft drink division and as Chief Operating Officer of Coca-Cola FEMSA de Buenos Aires.

	Other business experience:	Has worked in the Administrative, Distribution and Marketing departments of The Coca-Cola Export Company.
	Education:	Holds a degree in Economics from ITESM and an MBA-ONE from ITESM and the partner schools from each continent.

Alejandro Duncan	Born:	May 1957
Technical Officer	Joined:	1995
	Appointed to current position:	2002
	Business experience with us:	Infrastructure Planning Director of Mexico.
	Other business experience:	Has undertaken responsibilities in different production, logistics, engineering, project planning and manufacturing departments of FEMSA and was a Plant Manager in central Mexico and Manufacturing Director in Buenos Aires.
	Education:	Holds a degree in Mechanical Engineering from ITESM and an MBA from the Universidad de Monterrey.

Eulalio Cerda Delgadillo	Born:	July 1958
Human Resources Officer	Joined:	1996
	Appointed to current position:	2001
	Business experience with us:	Manager, positions in several departments, including maintenance, projects, packaging and human resources.
	Other business experience:	At FEMSA Cerveza, served as New Projects Executive and worked in several departments including marketing, maintenance, packaging, bottling, human resources, technical development and projects.
	Education:	Holds a degree in Mechanical Engineering from ITESM.

John Anthony Santa María Otazúa	Born:	August 1957
Commercial Planning and Strategic	Joined:	1995
Development Officer
	Appointed to current position:	2009
	Business experience with us:	Has served as Strategic Planning and Business Development Officer and Chief Operating Officer of Mexican operations. He has experience in several areas of the company, namely development of new products and mergers and acquisitions.
	Other business experience:	Has experience with different bottler companies in Mexico in areas such as Strategic Planning and General Management.

	Education:	Holds a degree in Business Administration and an MBA with a major in Finance from Southern Methodist University.

Ernesto Silva Almaguer	Born:	March 1953
Chief Operating Officer – Mexico	Joined:	1996
	Appointed to current position:	2009
	Business experience with us:	Has served as Chief Operating Officer – Mercosur in Buenos Aires and New Business Development and Information Technology Director.
	Other business experience:	Has worked as General Director of packaging subsidiaries of FEMSA (Famosa and Quimiproductos), served as Vice President of International Sales at FEMSA Empaques and Manager of FEMSA’s Corporate Planning and held several positions at the Grupo Industrial ALFA.
	Education:	Holds a degree in Mechanical and Administrative Engineering from Universidad Autónoma de Nuevo León and an MBA from the University of Texas at Austin.

Miguel Angel Peirano	Born:	March 1959
Chief Operating Officer – Mercosur	Joined:	1997
	Appointed to current position:	2009
	Business experience with us:	Strategic Planning Officer-Argentina, Manufacturing Officer-Argentina, Commercial Officer-Argentina, Chief Operating Officer-Argentina and Chief Operating Officer in FEMSA Cerveza Brasil.
	Other business experience:	Senior Project Manager / Associate at McKinsey & Co.
	Education:	Holds a degree in Electronic Engineering from the Technological Institute of Buenos Aires, holds the McKinsey MBA and completed the General Manager Program at Harvard Business School.

Hermilo Zuart Ruíz	Born:	March 1949
New Business Officer	Joined:	1992
	Appointed to current position:	2006
	Business experience with us:	Chief Operating Officer in the Latincentro division, Chief Operating Officer in the Valley of Mexico and Chief Operating Officer in the Southeast Mexico.
	Other business experience:	Has undertaken several responsibilities in the manufacturing, commercialization, planning and administrative areas of FEMSA: Franquicias Officer, mainly in charge of Mundet products.
	Education:	Holds a degree in Public Accounting from UNAM and completed a graduate course in Business Management from IPADE.
(1) See “—Directors.”

Compensation of Directors and Officers

     For the year ended December 31, 2008, the aggregate compensation of all of our executive officers paid or accrued for services in all capacities was approximately Ps. 227.8 million. The aggregate compensation amount includes approximately Ps. 144.8 million of cash bonus awards and bonuses paid to certain of our executive officers pursuant to our incentive plan for stock purchases. See “—Stock Incentive Plan” and “––EVA-Based Stock Incentive Plan.”

     The aggregate compensation for directors during 2008 was Ps. 4.9 million. For each meeting attended we paid US$ 10,000 to each director with foreign residence and US$ 6,500 to each director with residence in Mexico in 2008. We paid US$ 3,500 to each of the members of the Audit Committee per each meeting attended, and we paid US$ 2,500 per meeting attended to each of the members of the Finance and Planning and the Corporate Practices Committees.

     Our senior management and executive officers participate in our benefit plans on the same basis as our other employees. Members of our board of directors do not participate in our benefit plans. As of December 31, 2008, amounts set aside or accrued for all employees under these pension and retirement plans were Ps. 1,352 million, of which Ps. 517 million is already funded.

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

EVA-Based Stock Incentive Plan

     In 2004, we introduced a new stock incentive plan for the benefit of our executive officers, which we refer to as the EVA Stock Incentive Plan. This plan replaced the stock incentive plan described above and uses the Economic Value Added (or EVA) framework developed by Stern Stewart & Co., a compensation consulting firm, as the main evaluation tool. The evaluation basis is reviewed every three years. Under the terms of the EVA Stock Incentive Plan, eligible executive officers are entitled to receive a special cash bonus, which will be used to purchase shares.

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

     As of May 29, 2009, the trust that manages the EVA Stock Incentive Plan, holds a total of 12,069,9296 BD Units of FEMSA and 3,093,624 of our Series L Shares, each representing 0.06% and 0.16% of the total number of shares outstanding of FEMSA and of us, respectively.

Share Ownership

     As of March 31, 2009, several of our directors and alternate directors serve on the technical committee as trust participants under the Irrevocable Trust No. 463 established at INVEX, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee, which is the owner of 71.75% of the voting stock of FEMSA, which in turn owns 53.73% of our outstanding capital stock. As a result of the technical committee’s internal procedures, the technical committee as a whole is deemed to have beneficial ownership with sole voting power of all the shares deposited in the voting trust, and the trust participants, as technical committee members, are deemed to have beneficial ownership with shared voting power over those same deposited shares. These directors and alternate directors are Alfonso Garza Garza, Paulina Garza de Marroquín, Bárbara Garza Gonda de Braniff, Mariana Garza de Treviño, Max Michel Suberville and Eva Garza de Fernández. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” Our Honorary (non-voting) Life chairman Eugenio Garza Lagüera was a trust participant and technical committee member before he passed away in May 2008. None of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

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

     Finance and Planning Committee. The Finance and Planning Committee works with the management to set annual and long-term strategic and financial plans of the company and monitors adherence to these plans. It is responsible for setting our optimal capital structure of the company and recommends the appropriate level of borrowing as well as the issuance of securities. Financial risk management is another responsibility of the Finance and Planning Committee. The chairman of the Finance and Planning Committee is Irial Finan. The additional members include: Javier Astaburuaga Sanjines, Federico Reyes García, Ricardo Guajardo Touché and Enrique Senior. The secretary of the Finance and Planning Committee is Héctor Treviño Gutiérrez, our chief financial officer.

     Audit Committee. The Audit Committee is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, the company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. Alexis E. Rovzar de la Torre is the Chairman of the Audit Committee. The additional members are: Alfonso González Migoya, Charles H. McTier, José Manuel Canal Hernando, who is our “audit committee financial expert” within the meaning of Item 16A, and Francisco Zambrano Rodríguez. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Law and applicable New York Stock Exchange listing standards. The secretary of the Audit Committee, who is not a member, is José González Ornelas, Executive Vice President of Administration and Operative Control of FEMSA, head of FEMSA’s internal audit area.

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

Employees

     As of December 31, 2008, our headcount was as follows: 27,122 in Mexico, 5,295 in Central America, 7,797 in Colombia, 7,930 in Venezuela, 13,349 in Brazil and 3,528 in Argentina. In the headcount we include the employees of third party distributors who we do not consider to be our employees, but who mainly work for us. The table below sets forth headcount by category for the periods indicated:

	As of December 31,

	2008	2007	2006

Executives	514	484	461
Non-union	16,262	16,122	15,130
Union	30,177	25,427	24,987
Employees of third party distributors	18,068	16,089	16,104
Total	65,021	58,122	56,682

     As of December 31, 2008, approximately 46% of our employees, most of whom were employed in Mexico, were members of labor unions. We had 106 separate collective bargaining agreements with 48 labor unions. In general, we have a good relationship with the labor unions throughout our operations, except in Colombia and Venezuela, which are or have been the subjects of significant labor-related litigation and collective bargaining. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” We believe we have appropriate reserves for these litigation proceedings and do not currently expect them to have a material adverse effect.

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

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

     Our capital stock consists of three classes of securities: Series A Shares held by FEMSA, Series D Shares held by The Coca-Cola Company and Series L Shares held by the public. The following table sets forth our major shareholders as of May 29, 2009:

Owner	Outstanding Capital Stock	Percentage Ownership of Outstanding Capital Stock	Percentage of Voting Rights

FEMSA (Series A Shares)(1)	992,078,519	53.7%	63.0%
The Coca-Cola Company (Series D Shares)(2)	583,545,678	31.6%	37.0%
Public (Series L Shares)(3)	270,906,004	14.7%	—

Total	1,846,530,201	100.0%	100.0%

(1) FEMSA owns these shares through its wholly-owned subsidiary Compañía Internacional de Bebidas, S.A. de C.V., which we refer to in this annual report as CIBSA. 74.78% of the voting stock of FEMSA is owned by the technical committee and trust participants under Irrevocable Trust No. 463 established at Banco Invex, S.A. Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee. As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power of the shares deposited in the voting trust: BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/25078-7 (controlled by Max Michel Suberville), Paulina Garza Lagüera Gonda, Bárbara Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Eva Gonda Rivera, Eva Maria Garza Lagüera Gonda, Consuelo Garza Lagüera de Garza, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres Gonzalez, Maria Teresa Gual Aspe de Bailleres, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by the Garza Lagüera family), Corbal, S.A. de C.V. (controlled by Alberto Bailleres González), Magdalena Michel de David, Alepage, S.A. (controlled by Consuelo Garza Lagüera), BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/29013-0 (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Franca Servicios, S.A. de C.V. (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/710004 (controlled by Magdalena Michel de David) and BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/700005 (controlled by Renee Michel de Guichard).
(2) The Coca-Cola Company indirectly owns these shares through its wholly-owned subsidiaries, The Inmex Corporation and Dulux CBAI 2003 B.V.
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

     As of December 31, 2008, there were 23,841,331 of our ADSs outstanding, each ADS representing ten Series L Shares. Approximately 88.0% of our outstanding Series L Shares were represented by ADSs. As of May 31, 2009, approximately 86.4% of our outstanding Series L Shares were represented by ADSs, held by approximately 384 holders (including The Depositary Trust Company) with registered addresses outside of Mexico.

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

     The shareholders agreement sets forth the principal shareholders’ understanding as to the effect of adverse actions of The Coca-Cola Company under the bottler agreements. Our bylaws provide that a majority of the directors appointed by the holders of Series A Shares, upon making a reasonable, good faith determination that any action of The Coca-Cola Company under any bottler agreement between The Coca-Cola Company and our company or any of our subsidiaries is materially adverse to our business interests and that The Coca-Cola Company has failed to cure such action within 60 days of notice, may declare a simple majority period at any time within 90 days after giving notice. During the simple majority period, certain decisions, namely the approval of material changes in our business plans, the introduction of a new, or termination of an existing, line of business, and related party transactions outside the ordinary course of business, which would ordinarily require the presence and approval of at least two Series D directors, can be made by a simple majority vote of our entire board of directors, without requiring the presence or approval of any Series D director. A majority of the Series A directors may terminate a simple majority period but, once having done so, cannot declare another simple majority period for one year after the termination. If a simple majority period persists for one year or more, the provisions of the shareholders agreement for resolution of irreconcilable differences may be triggered, with the consequences outlined in the following paragraph.

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

The Coca-Cola Memorandum

     In connection with the acquisition of Panamco in 2003, we established certain understandings primarily relating to operational and business issues with both The Coca-Cola Company and FEMSA that were memorialized in writing prior to completion of the acquisition. The terms are as follows:

• The current stockholder arrangements between FEMSA and The Coca-Cola Company will continue in place. See “—The Shareholders Agreement.”

• FEMSA will continue to consolidate our financial results under Mexican Financial Reporting Standards.

• The Coca-Cola Company and FEMSA will continue to discuss in good faith the possibility of implementing changes to our capital structure in the future.

• There will be no changes in concentrate pricing or marketing support by The Coca-Cola Company up to May 2004. After such time, The Coca-Cola Company has complete discretion to implement any changes with respect to these matters, but any decision in this regard will be discussed with us and will take our operating condition into consideration.

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

• FEMSA, The Coca-Cola Company and us will meet to discuss the optimal Latin American territorial configuration for the Coca-Cola bottler system. During these meetings, we will consider all possible combinations and any asset swap transactions that may arise from these discussions. In addition, we will entertain any potential combination as long as it is strategically sound and done at fair market value.

• We would like to keep open strategic alternatives that relate to the integration of sparkling beverages and beer. The Coca-Cola Company, FEMSA and us would explore these alternatives on a market-by-market basis at the appropriate time.

• The Coca-Cola Company agreed to sell to a subsidiary of FEMSA sufficient shares to permit FEMSA to beneficially own 51% of our outstanding capital stock (assuming that this subsidiary of FEMSA does not sell any shares and that there are no issuances of our stock other than as contemplated by the acquisition). As a result of this understanding, on November 3, 2006, FEMSA acquired, through a subsidiary, 148,000,000 of our Series D shares from certain subsidiaries of The Coca-Cola Company, representing 9.4% of the total outstanding voting shares and 8.02% of the total outstanding equity of Coca-Cola FEMSA, at a price of US$ 2.888 per share for an aggregate amount of US$ 427.4 million.
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

• We entered into a stand-by credit facility, on December 19, 2003, with The Coca-Cola Export Corporation, which expired in December 2006 and was never used.

New Cooperation Framework with The Coca-Cola Company

     On September 1, 2006, The Coca-Cola Company and us arrived at a comprehensive cooperation framework for a new stage of collaboration going forward. This new framework includes the main aspects of our relationship with The Coca-Cola Company and defines the terms for the new collaborative business model. The framework is structured around three main objectives:

• Sustainable growth of sparkling beverages, still beverages and waters: Together with The Coca-Cola Company, we have defined a platform to jointly pursue incremental growth in the sparkling beverages category, as well as accelerated development of still beverages and waters across Latin America. To this end, The Coca-Cola Company will provide a relevant portion of the funds derived from the concentrate increase to marketing support of the entire portfolio. In addition, the new framework contemplates a new, all-encompassing business model for the development, organically and through acquisitions, of still beverages and waters that further aligns our and The Coca-Cola Company’s objectives and should contribute to incremental long-term value creation for both companies. With this objective in mind, we have jointly acquired the Brisa bottled water business in Colombia, we have formalized a joint venture regarding the Jugos del Valle products in Mexico and Brazil and we have formalized our agreement to jointly develop the Crystal water business in Brazil.

• Our horizontal growth: The new framework includes The Coca-Cola Company’s endorsement of our aspiration to continue being a leading participant in the consolidation of the Coca-Cola system in Latin America, as well as our exploration of potential opportunities in other markets where our operating model and strong execution capabilities could be leveraged.

• Long-term vision in relationship economics: We and The Coca-Cola Company understand each other’s business objectives and growth plans, and the new framework provides long-term perspective on the economics of our relationship. This will allow us and The Coca-Cola Company to focus on continuing to drive the business forward and generating profitable growth.

RELATED PARTY TRANSACTIONS

FEMSA

     We regularly engage in transactions with FEMSA and its subsidiaries. We believe that our transactions with FEMSA and its subsidiaries are on terms comparable to those that would result from arm’s length negotiations with unaffiliated parties and are reviewed by our Corporate Practices Committee.

     We sell our products to certain FEMSA subsidiaries, substantially all of which consists of our sales to a chain of convenience stores under the name OXXO. The aggregate amount of these sales to OXXO was Ps. 992 million, Ps. 821 million and Ps. 712 million in 2008, 2007 and 2006, respectively.

     We also purchase products from FEMSA and its subsidiaries. The aggregate amount of these purchases was Ps. 5,010 million, Ps. 4,184 million and Ps. 4,012 million in 2008, 2007 and 2006, respectively. These amounts principally relate to raw materials, beer, assets and services provided to us by FEMSA. We entered into a service agreement in June 1993 with another subsidiary of FEMSA, pursuant to which it provides certain administrative services relating to insurance, legal and tax advice, relations with governmental authorities and certain administrative and auditing services. In November 2000, we entered into a service agreement with a subsidiary of FEMSA for the transportation of finished products from our production facilities to our distribution centers within Mexico. In 2004, this subsidiary also provided consulting services to some of our non-Mexican operations. In November 2001, we entered into two franchise bottler agreements with Promotora de Marcas Nacionales, S.A. de C.V., an indirect subsidiary of FEMSA, under which we became the sole franchisee for the production, bottling, distribution and sale of Mundet brands in the valley of Mexico and in most of our operations in southeast Mexico. Each franchise agreement has a term of ten years and will expire in November 2011. Both agreements are renewable for ten-year terms, subject to non-renewal by either party with notice to the other party. Finally, we distribute the Kaiser brands of beer in our territories in Brazil. In January 2006, FEMSA acquired an indirect controlling stake in Cervejarias Kaiser. We have subsequently agreed to continue to distribute the Kaiser beer portfolio and to assume the sales function in São Paulo, Brazil, consistent with the arrangements in place prior to 2004.

     FEMSA is also a party to the understandings we have with The Coca-Cola Company relating to specified operational and business issues. A summary of these understandings is set forth under “—Major Shareholders—The Coca-Cola Memorandum.”

The Coca-Cola Company

     We regularly engage in transactions with The Coca-Cola Company and its affiliates. We purchase all of our concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total payments by us to The Coca-Cola Company for concentrates were approximately Ps. 13,518 million, Ps. 12,239 million, and Ps. 10,322 million in 2008, 2007 and 2006, respectively. Our company and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also contributes to our coolers investment program. We received contributions to our marketing expenses and coolers investment program of Ps. 1,995 million, Ps. 1,582 million and Ps. 1,261 million in 2008, 2007 and 2006, respectively.

     On December 21, 2007 and on May 30, 2008, we sold most of our proprietary brands to The Coca-Cola Company. The proprietary brands are now being licensed back to us by The Coca-Cola Company pursuant to our existing bottler agreements. The December 21, 2007 transaction was valued at US$ 48 million and the May 30, 2008 transaction was valued at US$ 16 million. Both of these transactions were conducted on an arm’s length basis. Revenues from the sale of proprietary brands realized in prior years in which we have a significant continuing involvement (i.e., will continue to produce and sell) are deferred and amortized against the related costs of future sales over the estimated sales period. The balance to be amortized amounted to Ps. 571 million and Ps. 603 million as of December 31, 2008 and 2007, respectively. The short term portions to be amortized amounted to Ps. 139 million and Ps. 113 million at December 31, 2008 and 2007, respectively. The short term portions are included in other current liabilities. The long term position are included in other liabilities.

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

     On November 8, 2007, Administración S.A.P.I. de C.V., or Administración, a Mexican company owned directly or indirectly by us and by The Coca-Cola Company, acquired 58,350,908 shares, representing 100% of the shares of capital stock of Jugos del Valle, for US$ 370 million (Ps. 4,020 million), paid in cash, assuming liabilities of US$ 86 million (Ps. 934 million). On June 30, 2008, Administración and Jugos del Valle (surviving company) were merged. Subsequent to the initial acquisition of Jugos del Valle by Administración, we and The Coca-Cola Company invited all Mexican and Brazilian Coca-Cola bottlers to participate in a joint venture in the Mexican and Brazilian business, respectively, of Jugos del Valle on the same basic terms and conditions. In Mexico and Brazil, all of the Coca-Cola bottlers agreed to participate in the corresponding sale of the shares, which was completed during 2008. We hold an indirect stake of approximately 20% in the Mexican joint venture and 32.4% in the Brazilian joint venture. Through our joint ventures with The Coca-Cola Company, we distribute the Jugos del Valle line of juice-based beverages and have developed and distributed some new products. See “Item 4. The Company—Acquisitions—Jugos del Valle.”

     On May 30, 2008, we entered into a purchase agreement with The Coca-Cola Company to acquire its wholly owned bottling franchise located in the state of Minas Gerais (REMIL) in Brazil and we paid a purchase price of US$ 364.1 million for this acquisition in June 2008.

     In July 2008, we acquired the Agua De Los Angeles jug water business in the valley of Mexico from Grupo CIMSA, one of the Coca-Cola bottling franchises in Mexico, for a purchase price of US$ 18.3 million. The brands remain with The Coca-Cola Company.

     In February 2009, we acquired with The Coca-Cola Company the Brisa bottled water business in Colombia from Bavaria, a subsidiary of SABMiller. We acquired the production assets and the distribution territory, and The Coca-Cola Company obtained the Brisa brand. We and The Coca-Cola Company equally shared in paying the purchase price of US$ 92 million. The parties also agreed to an arrangement, pursuant to which Bavaria will continue to produce, sell and distribute Brisa for a transition period.

     On May 8, 2009 we entered into an agreement to develop jointly with The Coca-Cola Company the Crystal trademark water business in Brazil. We completed this transaction on May 28, 2009.

Associated Companies

     We regularly engage in transactions with companies in which we own an equity interest. We believe these transactions are on terms comparable to those that would result from arm’s length negotiations with unaffiliated third parties.

     In Mexico, we purchase finished products in cans from Industria Envasadora de Querétaro, S.A. de C.V., or IEQSA, in which we hold an approximate 23.1% interest. We paid IEQSA Ps. 333 million, Ps. 388 million, and Ps. 696 million in 2008, 2007 and 2006, respectively. IEQSA purchases cans from FEMSA. We also purchase sugar from Beta San Miguel, a sugar-cane producer in which we hold a 2.54% equity interest to which we paid Ps. 687 million, Ps. 845 million, and Ps. 536 million in 2008, 2007, and 2006, respectively.

     In Argentina, as of December 31, 2006, our ownership in Complejo Industrial Can, S.A., or CICAN, was 48.1% . In November 2007, we acquired the remaining 51.9% and subsequently began to consolidate this entity. We paid CICAN Ps. 131 million through November 2007 and Ps. 120 million in 2006.

     In Mexico, we participate with certain of the Coca-Cola bottlers in PROMESA, in which we hold approximately 5%. Through PROMESA, we purchase sugar and cans for our Mexican operations. We purchased from PROMESA approximately Ps. 525 million, Ps. 723 million and Ps. 865 million in 2008, 2007, and 2006, respectively.

Other Related Party Transactions

     José Antonio Fernández, and Ricardo Guajardo Touché, who are directors of Coca-Cola FEMSA, are also members of the board of directors of ITESM, a Mexican private university that routinely receives donations from us.

     In connection with the acquisition of Panamco, Allen & Company LLC provided advisory services to us. Enrique Senior, one of our directors, is a Managing Director of Allen & Company LLC, and Herbert Allen III, an alternate director, is the president of Allen & Company LLC. Allen & Company LLC provides investment banking services to us and our affiliates in the ordinary course of its business.

     We are insured in Mexico primarily under certain of FEMSA’s insurance policies with Grupo Nacional Provincial S.A., of which the son of the chairman of its board of directors, Alejandro Bailleres Gual is one of our alternate directors. The policies were purchased pursuant to a competitive bidding process.

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

Mexico

     Antitrust Matters. During 2000, the Comisión Federal de Competencia in Mexico (the Mexican Antitrust Commission, or CFC), pursuant to complaints filed by PepsiCo and certain of its bottlers in Mexico, began an investigation of The Coca-Cola Company Export Corporation (TCCEC) and its bottlers for alleged monopolistic practices through exclusivity arrangements with certain retailers. After the corresponding legal proceedings in May 2008 in the Mexican federal court (Tribunal Colegiado de Circuito), a final adverse judgment was rendered against two out of the six subsidiary companies involved, imposing a fine of approximately Ps.10.5 million on each of the two subsidiaries and ordering the immediate suspension of such practices of alleged exclusivity arrangements and conditional dealing. We have already paid these two fines. The Mexican Supreme Court decided to resolve the proceedings with respect to the complaints against the remaining four subsidiaries. We expect a final judgment to be issued this year. Although we cannot predict the outcome, if any fines are imposed, we do not believe that they will have a material adverse effect on our financial condition or results of operations.

     In March 2003, in a separate proceeding, the CFC began an investigation, pursuant to complaints filed by some retailers and Ajemex, S.A. de C.V. (Big Cola), involving TCCEC, our company and six of our subsidiaries and certain other Coca-Cola bottlers based on complaints of monopolistic practices through exclusivity arrangements with certain retailers. The CFC issued a resolution, whereby it was determined that certain of our Mexican subsidiaries engaged in monopolistic practices and (1) ordered the immediate suspension of such practices of alleged exclusivity arrangements and conditional dealing and (2) imposed a fine of approximately Ps. 10.5 million on each of the six subsidiary companies investigated. We filed judicial proceedings challenging the ruling of the CFC. In August 2008, the Tribunal Colegiado de Circuito rendered its final ruling affirming the fine of Ps.10.5 million on each of the six subsidiary companies, and we have paid these fines.

Central America

     Antitrust Matters in Costa Rica. During August 2001, the Comisión para Promover la Competencia in Costa Rica (Costa Rican Antitrust Commission) pursuant to a complaint filed by PepsiCo. and its bottler in Costa Rica initiated an investigation of the sales practices of The Coca-Cola Company and our Costa Rican subsidiary for alleged monopolistic practices in retail distribution, including sales exclusivity arrangements. A ruling from the Costa Rican Antitrust Commission was issued in July 2004, which found the company engaged in monopolistic practices with respect to exclusivity arrangements, pricing and the sharing of coolers under certain limited circumstances and imposed a US$ 130,000 fine (Ps. 1,419,197). Our appeal of the Costa Rican Antitrust Commission’s ruling was dismissed. We have filed judicial proceedings challenging the ruling of the Costa Rican Antitrust Commission and the process is still pending in court. We do not believe that this matter will have a material adverse effect on our financial condition or results of operations.

     In November, 2004, Ajecen del Sur S.A., the bottler of Big Cola in Costa Rica, filed a complaint before the Costa Rican Antitrust Commission related to monopolistic practices in retail distribution and exclusivity agreements against The Coca-Cola Company and our Costa Rican subsidiary. The Costa Rican Antitrust Commission has decided to pursue an investigation. The period for gathering of evidence ended in August 2006, and the final arguments have been filed. We expect that the maximum fine that could be imposed is US$ 300,000. We are waiting for the final resolution to be issued by the Costa Rican Antitrust Commission.

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

Venezuela

     Tax Matters. In 1999, certain of our Venezuelan subsidiaries received notice of certain tax claims asserted by the Venezuelan tax authorities. These subsidiaries have taken the appropriate recourse against these claims at the administrative level as well as before the courts in Venezuela. The claims currently total approximately US$ 21.1 million. The company has certain rights to indemnification from Venbottling Holding, Inc., a former shareholder of Panamco and The Coca-Cola Company, for a substantial portion of the claims. We do not believe that the ultimate disposition of these cases will have a material adverse effect on our financial condition or results of operations.

     Labor and Distribution Matters. Since 2001, our Venezuelan subsidiaries have been the subject of more than 400 claims and lawsuits by former independent distributors claiming alleged labor and severance rights owed to them at the time of the termination of their relationship with us. In August 2007, our Venezuelan subsidiary was able to settle the majority of the claims through a special mediation process developed by the Venezuelan Supreme Court. After the settlement of these claims, the Supreme Court invited our Venezuelan subsidiary to participate in a new mediation and negotiation to discuss severance claims for which the statute of limitations had expired. After the Supreme Court, in June 2008, affirmed that our Venezuelan subsidiary was not liable, our subsidiary finalized a settlement and created a trust of US$ 11.6 million as part of a social commitment to promote construction, transportation and sale of goods under the supervision of the Venezuelan Employment Bureau.

Brazil

     Antitrust Matters. Several claims have been filed against us by private parties that allege anticompetitive practices by our Brazilian subsidiaries. The plaintiffs are Ragi (Dolly), a Brazilian producer of “B Brands,” and PepsiCo, alleging anticompetitive practices by Spal Indústria Brasileira de Bebidas S.A. and Recofarma Indústria do Amazonas Ltda. Of the four claims Dolly filed against us, the only one remaining concerns a denial of access to common suppliers. Of the two claims made by PepsiCo, the first concerns exclusivity arrangements at the point of sale, and the second is an alleged corporate espionage allegation against the Pepsi bottler, BAESA, which the Ministry of Economy recommended to be dismissed for lack of evidence. Under Brazilian law, each of these claims could result in substantial monetary fines and other penalties although we believe each of the claims is without merit.

Item 9. The Offer and Listing

TRADING MARKETS

     The following table sets forth, for the periods indicated, the reported high and low nominal sale prices for the Series L Shares on the Mexican Stock Exchange and the reported high and low nominal sale prices for the ADSs on the New York Stock Exchange:

	Mexican Stock Exchange				New York Stock Exchange
	Mexican pesos per Series L Share				U.S. dollars per ADS

	High(1)		Low(1)		High(1)	Low(1)

2004:
Full year	Ps.	27.49	Ps.	22.28	$25.03	$19.48
2005:
Full year	Ps.	30.50	Ps.	24.76	$28.65	$22.63
2006:
Full year	Ps.	41.45	Ps.	29.30	$38.00	$26.75
2007:
First quarter	Ps.	45.30	Ps.	37.78	$41.38	$34.05
Second quarter		49.99		40.12	45.83	36.48
Third quarter		51.88		41.35	48.05	38.00
Fourth quarter		53.65		44.50	49.28	40.54
2008:
First quarter	Ps.	63.30	Ps.	49.38	$58.28	$45.79
Second quarter		64.49		54.29	62.50	51.47
Third quarter		62.96		52.09	62.15	48.13
Fourth quarter		61.03		38.00	52.67	27.74
December		61.03		45.48	44.22	32.99
2009:
First quarter	Ps.	62.90	Ps.	40.96	$45.13	$26.41
January		62.90		45.98	45.13	33.09
February		56.96		46.00	35.76	30.63
March		51.14		40.96	36.11	26.41
April		54.05		48.23	39.34	35.16
May		56.03		50.42	42.45	38.11
______________
(1) High and low closing prices for the periods presented.

TRADING ON THE MEXICAN STOCK EXCHANGE

     The Mexican Stock Exchange or the Bolsa Mexicana de Valores, S.A.B. de C.V., located in Mexico City, is the only stock exchange in Mexico. Trading takes place principally through automated systems that are open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. Beginning in March 2008, during daylight savings time, trading hours changed to match the New York Stock Exchange trading hours, opening at 7:30 a.m. and closing at 2:00 p.m. local time. Trades in securities listed can also be effected off the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the Series L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange outside of Mexico.

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

     The Mexican Securities Law that came into effect in 2006 includes provisions that, among others, seek to improve the regulation of disclosure of information, minority shareholder rights and corporate governance. In addition, the Mexican Securities Law imposes further duties and liabilities on the members of the board of directors as well as on the relevant officers (such as a duty of loyalty and a duty of care). Likewise, under the Mexican Securities Law we were required to adopt specific amendments to our bylaws, which we carried out on 2006. The most significant of these amendments relate to the following:

• change in our corporate name to reflect that we have adopted a new corporate form called a listed stock corporation (sociedad anónima bursátil or its initials S.A.B.);

• redefinition of the functions and structure of the board of directors, whereby, among others, the management of the company is entrusted to the board of directors and also to the company’s chief executive officer, who is required to follow the strategies, policies and guidelines approved by the board of directors and the authority, obligations and duties expressly authorized in the Mexican Securities Law;

• surveillance is entrusted to the board of directors, which is assisted by the Corporate Practices Committee that has been recently created for such purposes, the Audit Committee, and the company’s external auditor;

• the Corporate Practices Committee and the Audit Committee consist solely of independent directors, each committee is formed by at least 3 board members appointed by the shareholders or by the board of directors, as proposed by the chairman of the board of directors;

• the chairmen of the Corporate Practices Committee and the Audit Committee are appointed (taking into consideration their experience, capacity and professional prestige) and removed exclusively by a shareholders’ meeting, provided that the chairmen shall not also serve as chairman of the board of directors;

• elimination of the role and responsibilities of the statutory examiner, whose responsibilities have been assumed by the board of directors through the new Corporate Practices Committee and the Audit Committee, as well as by our external auditor;

• ability to have the external auditor attend meetings of the board of directors, as an observer with a right to participate, but without voting rights;

• the ability to call a meeting of the board of directors, and to cause items to be added to the agenda, is now extended to the chairman of the board of directors, the chairman of the new Corporate Practices Committee and the Audit Committee, or to at least 25% of the members of the board of directors;

• independence of members of the board of directors is now determined through a shareholders’ meeting, subject to CNBV’s authority to challenge such determination;

• directors may continue in the exercise of their functions even if the term for which they have been appointed has concluded, up to a term of 30 calendar days; the board of directors is entitled to appoint interim members, without need of a shareholders’ meeting, in the event of an absence of any member of the board of directors, or if the appointed members does not accept or take office and no alternate director was appointed or such alternate did not take office;

• holders of Series L Shares are entitled to vote in the matters expressly set forth in the Mexican Securities Law; and

• any capital increase by means of an issuance of non-subscribed shares to be held in treasury of the company requires approval at an extraordinary shareholders’ meeting.

Organization and Register

     We were incorporated on October 30, 1991, as a sociedad anónima de capital variable (Mexican variable stock corporation) in accordance with the Mexican General Corporations Law. On December 5, 2006, we became a sociedad anónima bursátil de capital variable (Mexican variable capital listed stock company) in accordance with the Mexican Securities Law. We were registered in the Public Registry of Commerce of Mexico City on November 22, 1991 under mercantile number 176543.

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

• to possess, build, lease and operate real and personal property, install or by any other title operate plants, warehouses, workshops, retail or deposits necessary for our corporate purpose;

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

• the respective rights of the Series A, Series D and Series L Shares, voting as separate classes in a special meeting, to elect specified numbers of our directors and alternate directors; and

• prohibitions on non-Mexican ownership of Series A Shares. See “Item 6. Directors, Senior Management and Employees,” and “—Transfer Restrictions Applicable to Series A and Series D Shares.”

     Under our bylaws, holders of Series L Shares are entitled to vote only in limited circumstances. They may appoint for election and elect up to three of our eighteen directors and, in certain circumstances where holders of Series L Shares have not voted for the director elected by holders of the majority of these series of shares, they may be entitled to elect and remove one director, through a general shareholders’ meeting, if they own 10% or more of all issued, subscribed and paid shares of the capital stock of the company, pursuant to the Mexican Securities Law. See “Item 6. Directors, Senior Management and Employees.” In addition, they are entitled to vote on certain matters expressly set forth under the Mexican Securities Law.

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

• any merger where we are not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of our company or our subsidiaries; and

• cancellation of the registration of our shares with the Mexican Registry of Securities, or RNV, maintained by the CNBV or with other foreign stock exchanges on which our shares may be listed.

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

     Pursuant to the Mexican Securities Law and the Mexican General Corporations Law, we are subject to a number of minority shareholder protections. These minority protections include provisions that permit:

• holders of at least 10% of our outstanding capital stock entitled to vote (including in a limited or restricted manner) may require the chairman of the board of directors or of the Audit or Corporate Practices Committees to call a shareholders’ meeting;

• holders of at least 5% of our outstanding capital stock may bring an action for liabilities against our directors, the secretary of the board of directors or the relevant officers;

• holders of at least 10% of our outstanding capital stock who are entitled to vote, including limited or restricted vote, at any shareholders meeting to request that resolutions with respect to any matter on which they considered they were not sufficiently informed be postponed;

• holders of 20% of our outstanding capital stock to oppose any resolution adopted at a shareholders meeting in which they are entitled to vote, including limited or restricted vote, and file a petition for a court order to suspend the resolution temporarily within 15 days following the adjournment of the meeting at which the action was taken, provided that (1) the challenged resolution violates Mexican law or our bylaws, (2) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution and (3) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing shareholder; and

• holders of at least 10% of our outstanding capital stock who are entitled to vote, including limited or restricted vote, to appoint one member of our board of directors and one alternate member of our board of directors.

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

Change in Capital

     According to our bylaws, any change in our authorized capital stock requires a resolution of an extraordinary meeting of shareholders. We are permitted to issue shares constituting fixed capital and shares constituting variable capital. At present, all of the outstanding shares of our capital stock constitute fixed capital. The fixed portion of our capital stock may be increased or decreased only by amendment of our bylaws adopted by a resolution at an extraordinary meeting of the shareholders. The variable portion of our capital stock may be increased or decreased by resolution of an ordinary meeting of the shareholders without amending our bylaws. All changes in the fixed or variable capital have to be registered in a variation of capital registry.

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

Other Provisions

     Authority of the Board of Directors. The board of directors is our legal representative and is authorized to take any action in connection with our operations not expressly reserved to our shareholders. Pursuant to the Mexican Securities Law, the board of directors must approve, observing at all moments their duty of care and duty of loyalty, among other matters:

• any transactions with related parties outside the ordinary course of our business;

• significant asset transfers or acquisitions;

• material guarantees or collateral;

• appointment of officers and managers deemed necessary, as well as the necessary committees;

• the five-year business plan and the annual business plan;

• internal policies; and

• other material transactions.

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

     Forfeiture of Shares. As required by Mexican law, our bylaws provide that non-Mexican holders of our shares are (1) considered to be Mexican with respect to such shares that they acquire or hold and (2) may not invoke the protection of their own governments in respect of the investment represented by those shares. Failure to comply with our bylaws may result in a penalty of forfeiture of a shareholder’s capital stock in favor of the Mexican state. In the opinion of Carlos Luis Diaz Saenz, our general counsel, under this provision, a non-Mexican holder of our shares (including a non-Mexican holder of ADSs) is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican state with respect to its rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the United States securities laws, with respect to its investment in our company. If a shareholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican state.

     Duration. Our bylaws provide that our company’s term is for 99 years from its date of incorporation, unless extended through a resolution of an extraordinary shareholders meeting.

     Fiduciary Duties—Duty of Care. The Mexican Securities Law provides that the directors shall act in good faith and in our best interest and in the best interest of our subsidiaries. In order to fulfill its duty, the board of directors may:

• request information about us or our subsidiaries that is reasonably necessary to fulfill its duties;

• require our officers and certain other persons, including the external auditors, to appear at board of directors’ meetings to report to the board of directors;

• postpone board of directors’ meetings for up to three days when a director has not been given sufficient notice of the meeting or in the event that a director has not been provided with the information provided to the other directors; and

• require a matter be discussed and voted upon by the full board of directors in the presence of the secretary of the board of directors.

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

     The directors and secretary of the board of directors will be deemed to have violated the duty of loyalty, and will be liable for damages, when they obtain an economic benefit by virtue of their position. Further, the directors will fail to comply with their duty of loyalty if they:

• vote at a board of directors’ meeting or take any action on a matter involving our assets where there is a conflict of interest;

• fail to disclose a conflict of interest during a board of directors’ meeting;

• enter into an voting arrangement to support a particular shareholder or group of shareholders against the other shareholders;

• approve of transactions without complying with the requirements of the Mexican Securities Law;

• use company property in violation of the policies approved by the board of directors;

• unlawfully use material non-public information; and

• usurp a corporate opportunity for their own benefit or the benefit of a third parties, without the prior approval of the board of directors.

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

     This summary is based upon the federal tax laws of the United States and Mexico as in effect on the date of this annual report, including the provisions of the income tax treaty between the United States and Mexico and the protocols thereto, which we refer in this annual report as the Tax Treaty, which are subject to change. The summary does not address any tax consequences under the laws of any state or locality of Mexico or the United States or the laws of any taxing jurisdiction other than the federal laws of Mexico and the United States. Holders of the Series L Shares or ADSs should consult their tax advisers as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of Series L Shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

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

     Taxation of Dividends. The gross amount of any dividends paid with respect to the Series L Shares represented by ADSs or the Series L Shares generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, in the case of the Series L Shares, or by the depositary, in the case of the Series L Shares represented by ADSs, and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of the Series L Shares, or by the depositary, in the case of the Series L Shares represented by the ADSs (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of Series L Shares or ADSs before January 1, 2011 is subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (2) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2008 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2009 taxable year. U.S. holders should consult their tax advisers regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt. Dividends generally will constitute foreign source “passive income” for U.S. foreign tax credit purposes.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

     As a part of our risk management strategy, we use derivative financial instruments with the purpose of (1) achieving a desired liability structure with a balanced risk profile, (2) managing the exposure to production input and raw material costs and (3) hedging accounting exposures and foreign currency fluctuation. We do not use derivative financial instruments for speculative or profit-generating purposes. We track the fair value (mark to market) of our derivative financial instruments and its possible changes using the Value at Risk methodology. We also generate scenario analyses.

Interest Rate Risk

     Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2008, we had total indebtedness of Ps. 18,574 million, of which 32% bore interest at fixed interest rates and 68% bore interest at variable interest rates. After giving effect to our swap and forward contracts, as of December 31, 2008, 26% of our debt was fixed-rate and 74% of our debt was variable-rate, calculated by weighting each year’s outstanding debt balance mix. The interest rate on our variable rate debt is generally determined by reference to the London Interbank Offer Rate, or LIBOR, a benchmark rate used for Eurodollar loans and Tasa de Interés Interbancaria de Equilibrio (the Equilibrium Interbank Interest Rate), or TIIE. If these reference rates increase, our interest payments would consequently increase.

     The table below provides information about our financial instruments that are sensitive to changes in interest rates, without giving effect to interest rate swaps. The table presents weighted average interest rates by expected contractual maturity dates. Weighted average variable rates are based on the reference rates on December 31, 2008, plus spreads, contracted by us. The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos, Venezuelan bolivares fuertes, Colombian pesos and Argentine pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, assuming the foreign exchange rate from December 31, 2008 of Ps. 13.5383 Mexican pesos per U.S. dollar.

     The table below also includes the fair value of long-term debt based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities. Furthermore, the fair value of long-term notes payable is based on quoted market prices on December 31, 2008. As of December 31, 2008, the fair value represents a profit amount of Ps. 0.2 million.

	Principal by Year of Maturity
	(millions of Mexican pesos)
	At December 31, 2008								At Dec. 31, 2007

						2014 and		Fair	Carrying	Fair
	2009	2010	2011	2012	2013	thereafter	Total	Value	Value	Value

Long-Term Debt:
Fixed Rate Debt
U.S. dollars	3,616	15	4	-	-	-	3,635	3,704	3,414	3,486
Interest rate(1)	7.24%	4.58%	3.77%	-	-	-	7.22%	-	7.25%	-
Mexican pesos	500	1,000	-	-	-	-	1,500	1,526	1,598	1,651
Interest rate(1)	9.90%	10.40%	-	-	-	-	10.23%	-	10.23%	-
Brazilian reais	-	2	-	-	-	-	2	2	-	-
Interest rate(1)	-	-	-	-	-	-	-	-	-	-
Total Fixed Rate	4,116	1,017	4	-	-	-	5,137	5,232	5,012	5,137

Variable Rate Debt
U.S. dollars	-	-	-	880	2,098	-	2,978	2,978	1,970	1,970
Interest rate(1)	-	-	-	3.79%	3.15%	-	3.34%	-	5.11%	-
Mexican pesos	-	-	-	3,067	267	4,217	7,551	7,456	12,038	12,056
Interest rate(1)	-	-	-	8.71%	8.93%	8.97%	8.87%	-	8.17%	-
Colombian pesos	-	905	-	-	-	-	905	905	-	-
Interest rate(1)	-	15.42%	-	-	-	-	15.42%	-	-	-
Total Variable Rate	-	905	-	3,947	2,365	4,217	11,434	11,339	14,008	14,026
Total Debt	4,116	1,922	4	3,947	2,365	4,217	16,571	16,571	19,020	19,163

Derivative Instruments:
Interest Rate Swaps
Mexican pesos
Variable to fixed	165	150		1,600		50	1,965	(11)	7,399	(18)
Interest pay rate(2)	10.91%	10.14%		8.06%		8.37%	8.47%		9.15%
						28d TIIE	8.76% /
	9.07%	9.13%		8.69%		(2)	28d TIIE		8.47%
						+0.22%	(2)
Interest receive rate (2)							+0.22%
Interest Rate Swaps
U.S. dollars
Variable to fixed				677	745		1,422	(38)
Interest pay rate(2)				3.57%	2.82%		3.18%
				3M LIB	3M LIB		3M LIB
Interest receive rate(2)				+0.25%(2)	+0.25(2)		+0.25%(2)
_____________
(1)Calculated by a weighted average rate.
(2)Forward starting swaps in which the receive rate is not known, until the start of the validity period.

     A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to our floating-rate financial instruments held during December 31, 2008 would increase our interest expense by approximately Ps. 80 million, or 3.6% over our interest expense of 2008, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest rate swap and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

     Our principal exchange rate risk involves changes in the value of the local currencies of each country in which we operate, relative to the U.S. dollar. In 2008, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency
At December 31, 2008
Currency	%

Mexican peso	40.7%
Colombian peso	8.6%
Venezuelan bolivar fuerte	18.3%
Argentine peso	7.3%
Brazilian real	18.3%
Other (Central America)	6.8%

     We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for our non-Mexican subsidiaries. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country in which we operate, are denominated in U.S. dollars. As of December 31, 2008, 35.6% of our indebtedness was denominated in U.S. dollars (including the effect of derivative contracts held by us as of December 31, 2008, including cross currency swaps from Mexican pesos to U.S. dollars and a U.S. dollar forward position), 48.7% in Mexican pesos and the remaining 15.7% in Venezuelan bolivares fuertes, Colombian pesos, Brazilian reais and Argentine pesos. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency-denominated operating costs and expenses and of the debt service obligations with respect to our foreign currency-denominated debt. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency denominated-indebtedness is increased. See also “Item 3. Key Information—Risk Factors—Depreciation of the Mexican peso relative to the U.S. dollar could adversely affect our financial condition and results of operations.”

     A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the Mexican peso relative to the U.S. dollar occurring on December 31, 2008, would have resulted in an increase in our net consolidated comprehensive financing result expense of approximately Ps. 41 million over a 12-month period of 2009, reflecting higher interest expense and foreign exchange gain generated by the cash balances held in U.S. dollars as of that date, net of the loss based on our U.S. dollar-denominated indebtedness at December 31, 2008. However, this result does not take into account any gain on monetary position that would be expected to result from an increase in the inflation rate generated by a devaluation of the Mexican peso relative to the U.S. dollar, which gain on monetary position would reduce the consolidated net comprehensive financing result, after giving effect to all of our interest rate swap and cross-currency swap agreements.

     As of June 19, 2009, the exchange rates relative to the U.S. dollar of all the countries in which we operate have appreciated or depreciated compared to December 31, 2008 as follows:

	Exchange Rate	(Depreciation) or
	June 19, 2009	Appreciation

Mexico	13.47	0.55%
Guatemala	8.13	(4.52)%
Nicaragua	20.30	(2.30)%
Costa Rica	582.11	(3.79)%
Panama	1.00	-
Colombia	2,074.72	7.50%
Venezuela	2.15	-
Brazil	1.96	16.17%
Argentina	3.77	(9.20)%

     A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies of each of the countries in which we operate relative to the U.S. dollar at December 31, 2008, would produce a reduction in stockholders’ equity of approximately the following amounts:

	Reduction in Stockholders’ Equity

	(millions of Mexican pesos)
Mexico	Ps.	137
Colombia		289
Venezuela		304
Brazil		610
Argentina		107
Other (Central America)		197

Equity Risk

     As of December 31, 2008 we did not have any equity risk derivatives.

Commodity Price Risk

     During 2008 we entered into futures contracts to hedge the cost of sugar with a notional value of Ps. 906 million, maturing in 2009. The result of these commodity price contracts was a fair market value loss of Ps. 68 million as of December 31, 2008.

Items 12-14. Not Applicable

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

     We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls – Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Board of Directors and Stockholders
Coca-Cola FEMSA, S.A.B. de C.V.

     We have audited Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     In our opinion, Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries as of December 31, 2008 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended and our report dated June 25, 2009 expressed an unqualified opinion thereon.

Mancera, S.C.
A Member Practice of Ernst & Young Global

Oscar Aguirre Hernandez
Mexico City, Mexico
June 25, 2009

(d) Changes in Internal Control Over Financial Reporting.

     There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

     The following table summarizes the aggregate fees billed to us by Ernst & Young during the fiscal year ended December 31, 2008 and by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member firm of Deloitte Touche Tohmatsu, and its affiliates including Deloitte Consulting, which we collectively refer to as Deloitte, during the fiscal year ended December 31, 2007:

	Year ended December 31,

	2008		2007(1)

	(millions of Mexican pesos)
Audit fees	Ps.	28	Ps.	54
Audit-related fees		6		12
Tax fees		2		4
Other fees		7		7

Total fees	Ps.	43	Ps.	77

(1)Expressed in millions of constant Mexican pesos at December 31, 2007.

     Audit Fees. Audit fees in the above table are the aggregate fees billed by Ernst & Young and Deloitte in connection with the audit of our annual financial statements, the review of our quarterly financial statements, and statutory and regulatory audits.

     Audit-related Fees. Audit-related fees in the above table for the years ended December 31, 2008 and 2007 are the aggregate fees billed by Ernst & Young and Deloitte for financial accounting and reporting consultations.

     Tax Fees. Tax fees in the above table are fees billed by Ernst & Young and Deloitte for services based upon existing facts and prior transactions in order to document, compute and obtain government approval for amounts included in tax filings such as value-added tax return assistance, transfer pricing documentation and requests for technical advice from taxing authorities.

     Other Fees. Other fees in the above table are consulting related fees. As a percentage of the total fees billed to us, other fees represents 16% for 2008.

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

Item 16D. Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     We did not directly purchase any of our equity securities in 2008. The following table presents purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees—Stock Incentive Plan” and “––EVA-Based Stock Incentive Plan.”

Purchases of Equity Securities

	Total Number of			Maximum Number
	Series L Shares			(or Appropriate
	Purchased by			U.S. Dollar Value)
	trusts that we		Total Number of	of Shares (or Units)
	administer in		Shares Purchased	that May Yet Be
	connection with		as part of Publicly	Purchased Under
	our stock incentive	Average Price Paid	Announced Plans	the Plans or
Period	plans	per Series L Share	or Programs	Programs

Jan15 – Mar 7	1,267,490	Ps. 55.63	-	-

Total	1,267,490	Ps. 55.63	-	-

Item 16F. Not Applicable

Item 16G. Corporate Governance

     Pursuant to Rule 303A.11 of the Listed Company Manual of the New York Stock Exchange (NYSE), we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Mexican corporation with shares listed on the Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Mexican Securities Law and the regulations issued by the CNBV. We also disclose the extent to which we comply with the Código de Mejores Prácticas Corporativas (Mexican Code of Best Corporate Practices), which was created by a group of Mexican business leaders and was endorsed by the CNBV.

     The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practices

Directors Independence: A majority of the board of directors must be independent. There is an exemption for “controlled companies” (companies in which more than 50% of the voting power is held by an individual, group or another company rather than the public), which would include our company if we were a U.S. issuer.
Directors Independence: Pursuant to the Mexican Securities Law, we are required to have a board of directors with a maximum of 21 members, 25% of whom must be independent.

The Mexican Securities Law sets forth, in article 26, the definition of “independence,” which differs from the one set forth in Section 303A.02 of the Listed Company Manual of the NYSE. Generally, under the Mexican Securities Law, a director is not independent if such director: (i) is an employee or a relevant officer of the company or its subsidiaries; (ii) is an individual with significant influence over the company or its subsidiaries; (iii) is a shareholder or participant of the controlling group of the company; (iv) is a client, supplier, debtor, creditor, partner or employee of an important client, supplier, debtor or creditor of the company; or (v) is a family member of any of the aforementioned persons.

In accordance with the Mexican Securities Law, our shareholders are required to make a determination as to the independence of our directors at an ordinary meeting of our shareholders, though the CNBV may challenge that determination. Our board of directors is not required to make a determination as to the independence of our directors.

Executive sessions: Non-management directors must meet at regularly scheduled executive sessions without management.	Executive sessions: Under our bylaws and applicable Mexican law, our non-management and independent directors are not required to meet in executive sessions.

Our bylaws state that the board of directors will meet at least four times a year, following the end of each quarter, to discuss our operating results and progress in achieving strategic objectives. Our board of directors can also hold extraordinary meetings.

Nominating/Corporate Governance Committee: A nominating/corporate governance committee composed entirely of independent directors is required. As a “controlled company,” we would be exempt from this requirement if we were a U.S. issuer.
Nominating/Corporate Governance Committee: We are not required to have a nominating committee, and the Mexican Code of Best Corporate Practices does not provide for a nominating committee.

However, Mexican law requires us to have a Corporate Practices Committee. Our Corporate Practices Committee is composed of three members, and as required by the Mexican Securities Law and our bylaws, the three members are independent.

Compensation committee: A compensation committee composed entirely independent directors is required. As a “controlled company,” we would be exempt from this requirement if we were a U.S. issuer.
Compensation committee: We do not have a committee that exclusively oversees compensation issues. Our Corporate Practices Committee, composed entirely of independent directors, reviews and recommends management compensation programs in order to ensure that they are aligned with shareholders’ interests and corporate performance.

NYSE Standards	Our Corporate Governance Practices

Audit committee: Listed companies must have an audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the NYSE independence standards.	Audit committee: We have an Audit Committeeof five members. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Law.

Equity compensation plan: Equity compensation plans require shareholder approval, subject to limited exemptions.
Equity compensation plan:  Shareholder approval is not required under Mexican law or our bylaws for the adoption and amendment of an equity compensation plan. Such plans should provide for general application to all executives. Our current equity compensation plans have been approved by our board of directors.

Code of business conduct and ethics: Corporate governance guidelines and a code of conduct and ethics are required, with disclosure of any waiver for directors or executive officers
Code of business conduct and ethics: We have adopted a code of ethics, within the meaning of Item 16B of SEC Form 20-F.  Our code of ethics applies to our chief executive officer, chief financial officer and persons performing similar functions as well as to our directors and other officers and employees.  Our code of ethics is available on our website at www.coca-colafemsa.com. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address

Item 17. Not Applicable

Item 18. Financial Statements

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19. Exhibits

______________

*	All supplementary schedules relating to the registrant are omitted because they are not required or because the required information, where material, is contained in the Financial Statements or Notes thereto.

(b) List of Exhibits

Exhibit No:	Description

Exhibit 1.1
Bylaws (Estatutos Sociales) of Coca-Cola FEMSA, S.A.B. de C.V., approved December 5, 2006 (English translation) (incorporated by reference to Exhibit 1.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 25, 2007 (File No. 1-12260).

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

Exhibit 4.10	Letter of Renewal, dated June 3, 2009, between The Coca-Cola Company and Embotelladora Central, S.A., with respect to operations in Guatemala (English translation).

Exhibit 4.11
Bottler Agreement and Letter Agreement, both dated May 13, 2001, between The Coca-Cola Company and Panamco de Nicaragua, S.A. with respect to operations in Nicaragua (English translation) (incorporated by reference to Exhibit 4.10 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.12	Letter of Renewal, dated June 3, 2009, between The Coca-Cola Company and Industria Nacional de Refrescos, S.A., with respect to operations in Nicaragua (English translation).

Exhibit 4.13
Bottler Agreement, dated August 1, 1947, between The Coca-Cola Company and The Panama Coca-Cola Bottling Company, with respect to operations in Panama (incorporated by reference to Exhibit 4.13 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 25, 2007 (File No. 1-12260).

Exhibit 4.14
Bottler Agreement, dated November 1, 1994 between The Coca-Cola Company and Coca-Cola de Panamá, Compañía Embotelladora, S.A, with respect to operations in Panama (English translation) (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 25, 2007 (File No. 1-12260).

Exhibit 4.15	Letter of Renewal, dated June 3, 2009, between The Coca-Cola Company and Coca-Cola FEMSA de Panamá, S.A., with respect to operations in Panama (English translation).

Exhibit 4.16
Bottler Agreement and Letter Agreement, both dated October 1, 2002, between The Coca-Cola Company and Embotelladora Panamco Tica, S.A. with respect to operations in Costa Rica (English translation) (incorporated by reference to Exhibit 4.11 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.17	Letter of Renewal, dated June 3, 2009, between The Coca-Cola Company and Coca-Cola FEMSA de Costa Rica, S.A., with respect to operations in Costa Rica (English translation).

Exhibit 4.18
Bottler Agreement, dated July 1, 1999, between The Coca-Cola Company and Panamco- Colombia, S.A., with respect to operations in Colombia (English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.19	Letter of Renewal, dated June 3, 2009, between The Coca-Cola Company and Industria Nacional de Gaseosas S.A., with respect to operations in Colombia (English translation).

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

Exhibit No:	Description

Exhibit 4.22	Letter of Renewal, dated June 3, 2009, between The Coca-Cola Company and Embotelladora Hit de Venezuela S.A. de C.V., with respect to operations in Venezuela (English translation).

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

Exhibit No:	Description

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

Exhibit No:	Description

Exhibit 7.1
The Coca-Cola Company memorandum, to Steve Heyer from José Antonio Fernández, dated December 22, 2002 (incorporated by reference to Exhibit 10.1 to FEMSA’s Registration Statement on Amendment No. 1 to the Form F-3 filed on September 20, 2004 (File No. 333- 117795)).

Exhibit 8.1	Significant Subsidiaries.

Exhibit 12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.

Exhibit 12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.

Exhibit 13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 30, 2009.
______________

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Coca-Cola FEMSA, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheet of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries as of December 31, 2008, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries at December 31, 2008, and the consolidated results of their operations and their cash flows, for the year then ended, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted in the United States (See Notes 26 and 27 to the consolidated financial statements).

As disclosed in Note 2 to the accompanying consolidated financial statements, during 2008 the Company adopted Mexican Financial Reporting Standard (“MFRS”) B-2 Statement of Cash Flows, MFRS B-10 Effects of Inflation, and certain other MFRS. The application of all of these standards was prospective in nature.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 25, 2009 expressed an unqualified opinion thereon.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

/s/ Oscar Aguirre Hernández
Oscar Aguirre Hernández

Mexico City, Mexico
June 25, 2009

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Coca-Cola FEMSA, S.A.B. de C.V.:

We have audited the accompanying consolidated balance sheet of Coca-Cola FEMSA, S.A.B. de C.V. (a Mexican corporation) and subsidiaries (the “Company”) as of December 31, 2007, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2007 and 2006, all expressed in millions of Mexican pesos of purchasing power as of December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2007 and 2006 consolidated financial statements present fairly, in all material respects, the financial position of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries as of December 31, 2007, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for the years ended December 31, 2007 and 2006, in conformity with Mexican Financial Reporting Standards.

As discussed in Note 25 to the consolidated financial statements, the disclosures in the accompanying 2007 and 2006 financial statements have been retrospectively adjusted for a change in the composition of reportable segments.

Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the years ended December 31, 2007 and 2006 and the determination of stockholders’ equity as of December 31, 2007, to the extent summarized in Note 26.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu
/s/ C.P.C. Jorge Alamillo Sotomayor
C.P.C. Jorge Alamillo Sotomayor
Mexico City, Mexico
June 10, 2008
(June 30, 2009 with respect to Note 25)

CONSOLIDATED

Balance Sheets

Coca -Cola FEMSA, S.A.B. de C.V. and Subsidiaries
Mexico City, Mexico
At December 31, 2008 and 2007. Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	2008				2007
ASSETS
Current Assets:
Cash and cash equivalents	$448	Ps.	6,192	Ps.	7,542
Accounts receivable, net (Note 6)	378		5,240		4,706
Inventories, net (Note 7)	312		4,313		3,418
Recoverable taxes	68		942		450
Investment in shares available for sale (Note 5)	–		–		684
Other current assets (Note 8)	94		1,305		661
Total current assets	1,300		17,992		17,461
Non-current Assets:
Investments in shares (Note 9)	130		1,797		1,476
Property, plant and equipment, net (Note 10)	2,036		28,159		23,633
Intangible assets, net (Note 11)	3,431		47,453		42,458
Deferred taxes asset (Note 23)	90		1,246		1,255
Other assets, net (Note 12)	95		1,311		895
Total non-current assets	5,782		79,966		69,717
TOTAL ASSETS	$7,082	Ps.	97,958	Ps.	87,178
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank loans and notes payable (Note 17)	$145	Ps.	2,003	Ps.	1,062
Current portion of long-term debt (Note 17)	298		4,116		3,752
Interest payable	19		267		274
Suppliers	563		7,790		6,100
Accounts payable	238		3,288		2,658
Taxes payable	136		1,877		1,861
Other current liabilities	144		1,992		603
Total current liabilities	1,543		21,333		16,310
Long-Term Liabilities:
Bank loans and notes payable (Note 17)	900		12,455		14,102
Labor obligations (Note 15)	68		936		993
Deferred taxes liability (Note 23)	121		1,680		1,480
Contingencies (Note 24)	150		2,076		1,784
Other liabilities	135		1,862		1,728
Total long-term liabilities	1,374		19,009		20,087
Total liabilities	2,917		40,342		36,397
Stockholders’ Equity (Note 21):
Majority interest:
Capital stock	225		3,116		3,116
Additional paid-in capital	956		13,220		13,333
Retained earnings from prior years	2,453		33,935		27,930
Net income	405		5,598		6,908
Accumulated other comprehensive income (loss)	3		44		(2,147)
Majority interest	4,042		55,913		49,140
Minority interest in consolidated subsidiaries (Note 20)	123		1,703		1,641
Total stockholders’ equity	4,165		57,616		50,781
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$7,082	Ps.	97,958	Ps.	87,178

The accompanying notes are an integral part of these consolidated balance sheets.

Carlos Salazar Lomelin	Hector Treviño Gutierrez
Chief Executive Officer	Chief Financial Officer

CONSOLIDATED

Income Statements

Coca -Cola FEMSA, S.A.B. de C.V. and Subsidiaries
Mexico City, Mexico
For the years ended December 31, 2008, 2007 and 2006. Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except for data per share.

	2008				2007		2006
Net sales	$5,962	Ps.	82,468	Ps.	68,969	Ps.	63,820
Other operating revenues	36		508		282		226
Total revenues	5,998		82,976		69,251		64,046
Cost of sales	3,173		43,895		35,876		33,740
Gross profit	2,825		39,081		33,375		30,306
Operating expenses:
Administrative	296		4,095		3,729		3,518
Selling	1,539		21,291		18,160		16,495
	1,835		25,386		21,889		20,013
Income from operations	990		13,695		11,486		10,293
Other expenses, net (Note 18)	(132)		(1,831)		(702)		(1,046)
Comprehensive financing result:
Interest expense	(160)		(2,207)		(2,178)		(2,294)
Interest income	31		433		613		383
Foreign exchange (loss) gain, net	(107)		(1,477)		99		(237)
Gain on monetary position, net	48		658		1,007		1,071
Fair value (loss) gain on derivative
financial instruments	(69)		(959)		114		(118)
Comprehensive financing result	(257)		(3,552)		(345)		(1,195)
Income before income taxes	601		8,312		10,439		8,052
Income taxes (Note 23)	179		2,486		3,336		2,555
Consolidated net income	$422	Ps.	5,826	Ps.	7,103	Ps.	5,497
Net majority income	405		5,598		6,908		5,292
Net minority income	17		228		195		205
Consolidated net income	$422	Ps.	5,826	Ps.	7,103	Ps.	5,497
Net majority income per share (U.S. dollars and Mexican pesos):	$0.22	Ps.	3.03	Ps.	3.74	Ps.	2.86

The accompanying notes are an integral part of these consolidated income statements.

CONSOLIDATED STATEMENT OF

Cash Flows

Coca -Cola FEMSA, S.A.B. de C.V. and Subsidiaries
Mexico City, Mexico
For the year ended December 31, 2008. Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	2008
CASH FLOWS DERIVED FROM (USED IN) OPERATING ACTIVITIES:
Income before income taxes	$601	Ps.	8,312
Adjustments regarding investing activities
Depreciation, including breakage	219		3,022
Amortization	17		240
Loss on sale of property, plant and equipment	12		170
Idle assets	27		372
Interest income	(31)		(433)
Non-cash operating expenses	11		159
Other	39		537
Adjustments regarding financing activities
Interest expense	150		2,080
Foreign exchange loss, net	107		1,477
Gain on monetary position, net	(48)		(658)
Fair value loss on of derivative financial instruments	70		961
	1,174		16,239
Decrease in accounts receivable	(13)		(179)
Decrease in inventories	(35)		(486)
Increase in other assets	39		542
Increase in suppliers and other account payables	5		71
Decrease in other liabilities	(19)		(263)
Decrease in labor obligations	(12)		(167)
Income taxes paid	(262)		(3,618)
Net cash flows derived from operating activities	877		12,139
CASH FLOWS (USED IN) DERIVED FROM INVESTMENT ACTIVITIES:
Minas Gerais Ltda. (“REMIL”) acquisition (Note 5)	(263)		(3,633)
Acquisition of minority interest (Note 5)	(16)		(223)
Agua de los Angeles acquisition (Note 5)	(15)		(206)
Proceds from sales of shares of Jugos del Valle (Note 5)	54		741
Interest received	31		433
Property, plant and equipment investment	(280)		(3,878)
Recovery from property, plant and equipment sale	39		532
Other assets	38		521
Purchase of Bottles and cases	(53)		(730)
Intangible assets and deferred charges	(78)		(1,079)
Net cash flows used in investing activities	(543)		(7,522)
Net cash flows available by financing activities	334		4,617
CASH FLOWS DERIVED FROM (USED IN) FINANCING ACTIVITIES
Resources from bank loans	312		4,319
Bank loans payments	(445)		(6,161)
Interest paid	(151)		(2,087)
Dividends declared and paid	(68)		(945)
Other liabilities payments	(12)		(164)
Net cash flows used in financing activities	(364)		(5,038)
Net decrease in cash and cash equivalents	(30)		(421)
Translation effect	(39)		(538)
Cash and cash equivalents at beginning of year	545		7,542
Restricted cash at beginning of year	(17)		(238)
Net cash and cash equivalents at beginning of year	528		7,304
Change in restricted cash of the year	(11)		(153)
Net cash and cash equivalents at end year	$448	Ps.	6,192

The accompanying notes are an integral part of this consolidated statement of cash flows.

CONSOLIDATED STATEMENTS OF CHANGES IN

Financial Position

Coca -Cola FEMSA, S.A.B. de C.V. and Subsidiaries
Mexico City, Mexico
For the years ended December 31, 2007 and 2006.

		2007		2006
Resources Generated by (USED IN) Operating Activities :
Consolidated net income	Ps.	7,103	Ps.	5,497
Depreciation		2,586		2,623
Amortization and other non-cash charges		747		1,275
		10,436		9,395
Working capital:
Accounts receivable		(1,653)		25
Inventories		(677)		(576)
Recoverable taxes and other current assets		169		(165)
Investment in shares available for sale		(684)		–
Suppliers		334		306
Accounts payable and other current liabilities		1,145		462
Labor obligations		(109)		(96)
Net resources generated by operating activities		8,961		9,351
Resources Used in Investing Activities :
Property, plant and equipment		(2,872)		(2,266)
Investment in shares		(1,070)		(490)
Other assets, net		(810)		(597)
Net resources used in investing activities		(4,752)		(3,353)
Resources Used in Financing Activities :
Bank loans paid, net		(328)		(893)
Amortization in real terms of long-term liabilities		(974)		(843)
Other liabilities		633		(821)
Dividends declared and paid		(831)		(743)
Cumulative translation adjustment		(241)		(212)
Net resources used in financing activities		(1,741)		(3,512)
Cash and cash equivalents:
Net increase		2,468		2,486
Initial balance		5,074		2,588
Ending balance	Ps.	7,542	Ps.	5,074

The accompanying notes are an integral part of these consolidated statements of changes in financial position.

CONSOLIDATED STATEMENTS OF CHANGES IN

Stockholders’ Equity

Coca -Cola FEMSA, S.A.B. de C.V. and Subsidiaries
Mexico City, Mexico
For the years ended December 31, 2008, 2007 and 2006. Amounts expressed in millions of Mexican pesos (Ps.).

		Capital Stock		Additional Paid-in Capital		Retained Earnings from Prior Years
Balances at December 31, 2005	Ps.	3,116	Ps.	13,333	Ps.	19,317
Transfer of prior year net income		–		–		4,895
Dividends declared and paid		–		–		(743)
Comprehensive income		–		–		–
Balances at December 31, 2006		3,116		13,333		23,469
Transfer of prior year net income		–		–		5,292
Dividends declared and paid		–		–		(831)
Comprehensive income		–		–		–
Balances at December 31, 2007		3,116		13,333		27,930
Transfer of prior year net income		–		–		6,908
Change in accounting principle from the standard
NIFM B-10 (Note 2b)		–		–		42
Effect of the implementation of standard NIFM D-3
(Note 2d)		–		–		–
Dividends declared and paid		–		–		(945)
Acquisition of minority interest (1)		–		(113)		–
Comprehensive income		–		–
Balances at December 31, 2008	Ps.	3,116	Ps.	13,220	Ps.	33,935
(1) Industria Nacional de Gaseosas, S.A. and Panamco Bajío.

The accompanying notes are an integral part of these consolidated statements of changes in stockholders’ equity.

	Net Income		Accumulated Other Comprehensive Income (Loss)		Majority Interest		Minority Interest in Consolidated Subsidiaries		Total Stockholders’ Equity
Ps.	4,895	Ps.	(2,631)	Ps.	38,030	Ps.	1,299	Ps.	39,329
	(4,895)		–		–		–		–
	–		–		(743)		–		(743)
	5,292		401		5,693		176		5,869
	5,292		(2,230)		42,980		1,475		44,455
	(5,292)		–		–		–		–
	–		–		(831)		–		(831)
	6,908		83		6,991		166		7,157
	6,908		(2,147)		49,140		1,641		50,781
	(6,908)		–		–		–		–
	–		(42)		–		–		–
	–		98		98		–		98
	–		–		(945)		–		(945)
	–		–		(113)		(110)		(223)
	5,598		2,135		7,733		172		7,905
Ps.	5,598	Ps.	44	Ps.	55,913	Ps.	1,703	Ps.	57,616

NOTES TO THE CONSOLIDATED

Financial Statements

Coca -Cola FEMSA, S.A.B. de C.V. and Subsidiaries
For the years ended December 31, 2008, 2007 and 2006.
Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.). Except for data per share.

1. Activities of the Company.

Coca-Cola FEMSA, S.A.B. de C.V. (“ Coca-Cola FEMSA”) is a Mexican corporation, whose main activity is the acquisition, holding and transferring of all types of bonds, capital stock, shares and marketable securities. Coca-Cola FEMSA is indirectly owned by Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (53.7% of its capital stock, 63% of its voting shares) and The Coca-Cola Company (“TCCC”) which indirectly owns 31.6% of its capital stock (37% of the voting shares). The remaining 14.7% of Coca-Cola FEMSA’s shares trade on the Bolsa Mexicana de Valores, S.A.B. de C.V. (BMV:KOFL) and the New York Stock Exchange, Inc. (NYSE: KOF). On November 6, 2006, Coca-Cola FEMSA announced the conclusion of the acquisition on the part of FEMSA, through its subsidiary Compañía Internacional de Bebidas S.A. de C.V., of 148,000,000 Series “D” shares of Coca-Cola FEMSA from certain subsidiaries of TCCC that represent 8.02% of Coca-Cola FEMSA’s capital stock, at a cost of $2.888 per share, for a total of $427.4. The purchase of these shares was completed on November 3, 2006, in compliance with the agreement between FEMSA and TCCC related to the acquisition of Panamerican Beverages, Inc. (“Panamco”) by Coca-Cola FEMSA in 2003. Subsequent to this transaction, the capital structure of Coca-Cola FEMSA is as mentioned above. This transaction does not represent any change in the control or management of Coca-Cola FEMSA.

Coca-Cola FEMSA and its subsidiaries (the “Company”), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trade beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela, Brazil and Argentina.

As of December 31, 2008 and 2007, major Companies over which we exercise control are:

Company	Activity	Country	Ownership Percentage
			2008	2007
Propimex, S.A. de C.V.	Manufacturing and Distribution	Mexico	100.00%	100.00%
Controladora Interamericana de Bebidas, S.A. de C.V.	Holding	Mexico	100.00%	100.00%
Administracion y Asesoria Integral, S.A. de C.V.	Holding	Mexico	100.00%	100.00%
Refrescos Latinoamericanos, S.A. de C.V.	Holding	Mexico	100.00%	100.00%
Panamco Mexico, S.A. de C.V.	Manufacturing	Mexico	96.65%	99.24%
Kristine Oversease, S.A. de C.V.	Holding	Mexico	83.11%	83.11%
Dixer Distribuidora de Bebidas, S.A.	Holding	Brazil	100.00%	100.00%
Spal Industria Brasileira de Bebidas, S.A.	Manufacturing and Distribution	Brazil	97.95%	97.95%

2. Basis of Presentation.

The consolidated financial statements include the financial statements of Coca-Cola FEMSA and those companies in which it directly or indirectly owns a majority of the outstanding voting capital stock and/or exercises control. All the balances and transactions with the companies that are part of these consolidated financial statements have been eliminated.

The accompanying consolidated financial statements were prepared in accordance with “Normas de Informacion Financiera Mexicanas” (Mexican Financial Reporting Standards or “Mexican FRS”), individually referred to as “NIFs,” and are stated in millions of Mexican pesos (“Ps.”). The translation of Mexican pesos into U.S. dollars (“$”) is included solely for the convenience of the reader, using the noon buying exchange rate published by the Federal Reserve Bank of New York of Ps. 13.8320 per U.S. dollar as of December 31, 2008.

The presentation of the accompanying consolidated income statements as of December 31, 2008, 2007 and 2006 is in accordance with the general criteria established in the NIF B-3 “Income Statement,” and in the Interpretation of the NIF 4 “Presentation of the Employee Profit Sharing in the Income Statement”; both rules are in effect since January 1, 2007 (which reclassified the Employee Profit Sharing (PTU) to “other expenses”). NIF B-3 does not require the inclusion of the income from operations line in the consolidated income statement; however, it has been included for a better understanding of the Company’s financial and economical performance. The Company classifies its costs and expenses by function in the income statement, in order to attend the industry’s practices where the Company operates.

Figures presented as of December 31, 2007 and 2006, have been restated as of December 31, 2007, which is the date of the last recognition of the comprehensive effects of inflation in the financial information. The results of operations of businesses acquired by Coca-Cola FEMSA are included in the consolidated financial statements as of the date of acquisition, the date on which the Company had control of the business, without restrictions. As a result of the acquisitions (Note 5), the consolidated financial statements are not comparable to the figures presented in prior years. On February 24, 2009, the Board of Directors of Coca-Cola FEMSA unanimously approved the issuance of the Company´s consolidated financial statements and notes prepared in accordance with Mexican FRS. On March 23, 2009, the stockholders ratified those Mexican FRS consolidated financial statements at the ordinary stockholders’ meeting of Coca-Cola FEMSA.  The accompanying consolidated financial statements include both those previously approved Mexican FRS consolidated financial statements, supplemented by the disclosures in Notes 26 and 27 related to accounting principles generally accepted in the United States (“U.S. GAAP”) for the purpose of inclusion in the Company’s annual report filed with the United States Securities and Exchange Commission on Form 20-F.  The accompanying consolidated financial statements were approved for issuance by the Company’s Chief Ex ecutive Officer and Chief Financial Officer on June 25, 2009.

On January 1, 2008, several rules of financial information applicable to Mexico came into effect, and they impact the recording and the presentation of financial information. Such changes and their application in the consolidated financial statements are described as follows:

A) NIF B-2, “Statement of Cash Flow”:

In 2008, the Company adopted NIF B-2 “Statement of Cash Flows”. As established in NIF B-2, the Consolidated Statement of Cash Flows is presented as part of these financial statements as of the end of December 31, 2008. For the years ended December 31, 2007 and 2006, NIF B-2 requires the Consolidated Statements of Changes in Financial Position which are not comparable to the Consolidated Statement of Cash Flows. The adoption of NIF B-2 also resulted in several complementary disclosures not previously required.

In the present Consolidated Financial Statements, the Consolidated Statement of Cash Flows is included for the year ended December 31, 2008, instead of the Consolidated Statements of Changes in Financial Position. In addition, several complementary disclosures are included in accordance with NIF B-2. The changes stipulated by NIF B-2 are prospective, as a result the Consolidated Statement of Changes in Financial Position as of the end of December 31, 2007 and 2006 are included, which is not comparable with the Consolidated Statement of Cash Flows.

B) NIF B-10, “Effects of Inflation”:

In 2008, the Company adopted NIF B-10 “Effects of Inflation”. Before 2008, the Company restated prior years financial statements to reflect the impact of current period inflation for comparability purposes.

NIF B-10 establishes two types of inflationary environments: a) inflationary economic environment; this is when cumulative inflation of the three preceding years is 26% or more in such case, inflation effects should be recognized in the financial statements by applying the integral method as described in NIF B-10. The restatement effects in inflationary economic environments are made as of the period in which the environment becomes inflationary; and b) non-inflationary economic environment when cumulative inflation of three preceding years is less than 26% in such case, no inflationary effects should be recognized in the financial statements, keeping the recognized restatement effects until the last period in which the inflationary accounting was applied.

As of December 31, 2008, the operations of the Company are classified considering the cumulative inflation of the three preceding years:

	Cumulative
	Inflation	Economic
	2005-2007	Environment
Mexico	11.6%	Non-inflationary
Guatemala	24.6%	Non-inflationary
Colombia	16.0%	Non-inflationary
Brazil	13.5%	Non-inflationary
Panama	12.3%	Non-inflationary
Venezuela	63.8%	Inflationary
Nicaragua	39.9%	Inflationary
Costa Rica	38.3%	Inflationary
Argentina	33.8%	Inflationary

In order to reverse the effects of inflationary accounting, NIF B-10 establishes that the results of holding nonmonetary assets (RETANM) of previous periods should be reclassified in retained earnings. On January 1, 2008, the amount of RETANM reclassified in retained earnings was Ps. 42 (see Consolidated Statements of Changes in Stockholders’ Equity).

Through December 31, 2007, the Company accounted for inventories at replacement cost. As a result of NIF B-10 adoption, beginning in 2008, the Company carries out the inventories valuation based on valuation methods described in Bulletin C-4 “Inventories”. Inventories from entities that operate in inflationary environments are restated using inflation factors. The effect on the consolidated income statement of the change in accounting for inventory was an increase in cost of sales of Ps. 350 for the year ended December 31, 2008.

In addition, NIF B-10 eliminates the restatement of imported equipment by applying the inflation factors and exchange rate of the country where the asset was purchased. Beginning in 2008, these assets are recorded using the exchange rate of the acquisition date and in addition for those entities that operate in inflationary environments should restate using the inflation factors of the country where the asset was acquired. This change in methodology did not have a material effect on the Company’s consolidated financial statements.

C) NIF B-15, “Translation of Foreign Currencies”:

NIF B-15 incorporates the concepts of recording currency, functional currency and reporting currency, and establishes the methodology to translate financial information of a foreign entity, based on those terms. Additionally, this rule is aligned with NIF B-10, which defines translation procedures of financial information from subsidiaries that operate in inflationary and non-inflationary environments. Prior to the application of this rule, the translation of the financial information of foreign subsidiaries was carried out according to the inflationary environments methodology (Note 3). The implementation of NIF B-15 is prospective, therefore, the financial statements of prior years have not been adjusted. The adoption of this pronouncement did not impact significantly the Company’s consolidated financial statements.

As of December 31, 2008 the exchange rates used in each country for the translation of the financial statements from the local currency to the Mexican peso are as follows:

	Average exchange rate for 2008	Year-end exchange rate as of December 31,2008
Guatemala	1.47	1.74
Costa Rica	0.02	0.02
Panama	11.09	13.54
Colombia	0.01	0.01
Nicaragua	0.57	0.68
Argentina	3.50	3.92
Venezuela	5.20	6.30
Brazil	6.11	5.79

The changes in the translation effect of foreign entities, net of deferred taxes, during 2008 are as follows:

		2008	2007
Initial balance	Ps.	(2,101)	(1,860)
Translation effect of foreign subsidiaries		2,191	104
Currency fluctuation and net monetary position result of affiliated balances considered as
long term investments		76	(345)
Translation effect in income statement		(48)	-
Ending balance	Ps.	118	(2,101)

D) NIF D-3, “Employee Benefits”:

The Company adopted NIF D-3 in 2008, which eliminates recognition of the additional liability that resulted from the difference between the defined-benefit obligation and the net projected liability. On January 1, 2008, the additional liability canceled amounted to Ps. 421, from which Ps. 277 corresponds to the intangible asset and Ps. 98 to the cumulative other comprehensive income (loss), net from its deferred tax of Ps. 45.

Through 2007, the labor costs of past services of severance indemnities and pension and retirement plans were amortized within the remaining working lifetime of employees. Beginning in 2008, NIF D-3 establishes a maximum five-year period to amortize the initial balance of the labor costs of past services of pension and retirement plans and the same amortization period for the labor cost of past service of severance indemnities, previously defined by Bulletin D-3 “Labor Liabilities” as unrecognized transition obligation and unrecognized prior service costs. This accounting principle change did not impact the operating results in 2008 since the amortization period of pending balance for past services of pension and retirement plans is for a period of 5-years or less. As of December 31, 2008, 2007 and 2006, labor costs of past services amounted to Ps. (3), Ps.11 and Ps. 3, respectively and were recorded within the operating income.

During 2007 actuarial gains and losses of severance indemnities were amortized during the personnel average labor life. Beginning in 2008, actuarial gains and losses of severance indemnities are registered in the operating income of the year they were generated and the balance of unrecognized actuarial gains and losses as of January 1, 2008 were recorded in “Other Expenses” and amounted to Ps. 137 (Note 18).

3. Foreign Subsidiary Incorporation.

The accounting records of foreign subsidiaries are maintained in local currency and in accordance with local accounting principles of each country. For incorporation into the Company’s consolidated financial statements, each foreign subsidiary’s individual financial statements are adjusted to conform to Mexican FRS and then beginning in 2008 restated to Mexican pesos as follows: • For inflationary economic environments, the inflation effects of the origin country are recognized, and subsequently translated into Mexican pesos using the year-end exchange rate for the balance sheet and income statement; and

• For non-inflationary economic environments, the assets and liabilities are translated into Mexican pesos using the year-end exchange rate, the stockholders’ equity using the historical exchange rate, and the income statement is translated using the monthly average exchange rate of the reporting period.
The variations in the net investment in foreign subsidiaries generated by exchange rate fluctuation are included in the cumulative translation adjustment, which is recorded in stockholders’ equity as part of cumulative other comprehensive income (loss).
Beginning the year 2003 the government of Venezuela established a fixed exchange rate control of 2.150 bolivars per U.S. dollar, which is the company rate used to translate the financial statements of its Venezuelan subsidiaries. We have also operated under exchange controls in Venezuela since 2003 that affect our ability to remit dividends abroad or make payments other than in local currencies and that may increase the real price to us of raw materials purchased in local currency.
Intercompany financing balances with foreign subsidiaries are considered as long-term investments, since there is no plan to pay such financing in the short term. Monetary position and exchange rate fluctuation regarding these balances are recorded in equity as part of cumulative translation adjustment, in accumulated other comprehensive income (loss) caption.

4. Significant Accounting Policies.

The Company’s accounting policies are in accordance with Mexican FRS, which require that the Company’s management make certain estimates and use certain assumptions to determine the valuation of various items included in the consolidated financial statements. Although actual results could differ from these estimates, Company’s management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements. However actual results are subject to future events and uncertainties, which could materially impact our actual performance.
The significant accounting policies are as follows:

a) Recognition of the Effects of Inflation in Countries with Inflationary Economic Environment:

The Company recognizes the effects of inflation in the financial information of its subsidiaries that operate in inflationary economic environments, through the comprehensive method, which consists of (Note 2):
• Restating non-monetary assets using inflation factors, such as inventories, intangible assets and property, plant and equipment, including related costs and expenses when such assets are consumed or depreciated;
• Restating stockholders’ equity by the amount needed to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income was generated, by applying the appropriate inflation factors; and
• Including in the comprehensive result of financing the gain or loss on monetary position (Note 4 s).
The Company restates the financial information of its subsidiaries that operate in inflationary economic environments using the consumer price index of each country in the subsidiaries that operate in inflationary economic environment.

b) Cash and Cash Equivalents:

Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments recorded at its acquisition cost plus interests income not yet received, which is similar to it’s listed market prices with original maturities of three months or less. As of December 31, 2008 and 2007 cash equivalents amounted to Ps. 4,303 and Ps. 5,864, respectively.

c) Inventories and Cost of Sales:

Inventories represent the acquisition or production cost in which is incurred when purchasing or elaborating a product and are valued using the Average Cost method. Advances to suppliers to purchase raw materials are included in the inventory account.
Cost of sales includes expenses related to raw materials used in the production process, labor (wages and other benefits), depreciation of production facilities and equipment as well as other costs including fuel, electricity, breakage of returnable bottles in the production process, equipment maintenance, inspection and inter and intraplant transfer costs.

d) Investment in Shares Available for Sale:

In 2007, the investment in shares available for sale represented a portion of the investment in shares of Administración, S.A.P.I. de C.V., (now Jugos del Valle, S.A.P.I. de C.V. (“Jugos del Valle”)), which was available for sale in accordance with an agreement with the Mexican Coca-Cola bottlers and TCCC (Note 5). Advances received on the sale of these shares were presented net against the investment.

e) Other Current Assets:

Other current assets are comprised of payments for services that will be received over the next 12 months and the fair value of derivative financial instruments, with maturity dates of less than one year (Note 4 t).

Prepaid expenses principally consist of advertising, promotional, leasing and insurance expenses, and are recognized in the income statement when the services or benefits are received.

Prepaid advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in results of operations the first time the advertising is broadcasted.

Promotional costs are expensed as incurred, except for those related to advertising material to be used to launch a new product with a campaign that has not yet started. These costs are recorded as prepaid expenses and the advertising material is recognized in results, as soon as the product is launched to the market.

At December 31, 2008 and 2007, the Company has restricted cash which pledged as collateral of accounts payable in some different currencies. The restricted cash is presented as part of other current assets due to their short-term nature (Note 8).

		2008		2007
Venezuelan bolivars	Ps.	337	Ps.	224
Brazilian reais		54		14
	Ps.	391	Ps.	238

f) Returnable Bottles and Cases:

Returnable bottles and cases are recorded at acquisition cost and, through 2007, they were restated applying inflation factors. Beginning 2008, only in the inflationary countries they are restated applying inflation factors. The Company classifies them as property, plant and equipment. There are two types of returnable bottles and cases that belong to the Company:
• In plant and distribution centers; and
• Placed in the hands of customers (in the market).
Breakage of returnable bottles and cases in plants and distribution centers and in the market is recorded as an expense as it is incurred. For the years ended December 31, 2008, 2007 and 2006, breakage expense amounted to Ps. 494, Ps. 536 and Ps. 560, respectively. The Company estimates that breakage expense of returnable bottles and cases in plants and distribution centers and in the market is similar to the depreciation calculated on an estimated useful life of 4 years for returnable glass bottles and plastic cases, and 18 months for returnable plastic bottles.
The Company’s returnable bottles and cases in the market and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is depreciated according to their useful lives.

g) Investments in Shares:

Investments in shares of associated companies where the Company exercises significant influence are initially recorded at their acquisition cost and are subsequently accounted for using the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at acquisition cost.

h) Property, Plant and Equipment:

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction. Routine maintenance and repair costs are expensed as incurred.
Through December 2007, foreign property, plant and equipment were restated applying inflation factors of the country of origin at the year-end exchange rate.
Investments in process include property, plant and equipment not yet in service, or rather, that have not yet been used for the purpose that they were bought or built.
Depreciation is computed using the straight-line method, over the acquisition cost reduced by their residual values. The Company estimates depreciation rates, considering the estimated remaining useful lives of the assets. On January 1, 2007, NIF D-6, “Capitalization of the Integral result of Financing”, went into effect. This standard establishes that the comprehensive result of financing generated by borrowings obtained to finance investment projects must be capitalized as part of the cost of qualifying assets, when certain conditions are met, and amortized over the estimated useful life of the related asset. As of the end of December 31, 2008 and 2007, the application of this standard had no effect on the Company’s consolidated balance sheet or net income, because there are no qualifying assets for capitalizing interests.
Through 2007, coolers were presented as part of other non-current assets. At December 31, 2008, coolers were classified to form part of property, plant and equipment, in accordance to Mexican FRS C-6, property, plant and equipment.
The presentation of the financial statements of 2007 and prior years was reclassified based on this criteria for uniformity of presentation with the 2008 financial statements.
In 2006, the Company implemented a program to review the estimated useful life of its coolers.
From 2006 and during 2007, the Company’s subsidiaries in Mexico, Argentina, Brazil, Colombia, Costa Rica and Guatemala changed their accounting estimate of useful life of coolers from five to seven years, considering the maintenance and replacement plans of the equipment. The impact of the change, which was accounted for prospectively, was a reduction in depreciation expense of Ps. 43 and 132, for the years ended December 31, 2007 and 2006, respectively.

The estimated useful lives of the Company’s principal assets are as follows:

Years
Buildings	40-50
Machinery and equipment and strategic spare parts	10-20
Distribution equipment	7-15
Coolers	5-7
Other equipment	3-10

i) Other Assets:

Other assets represent disbursements whose benefits will be received in future years and mainly consist of the following:
• Agreements with customers for the right to sell and promote the Company’s products during certain periods of time.
The majority of the agreements have a term of more than one year, and the related costs are amortized under the straight-line method over the term of the contract, with the amortization presented as a reduction of net sales. During the years ended December 31, 2008, 2007 and 2006, such amortization amounted to Ps. 383, Ps. 289 and Ps. 312, respectively. The cost of agreements with a term of less than one year is recorded as a reduction of net sales when incurred. The current portion of these agreements is recorded in other current assets.
• Leasehold improvements are amortized using the straight-line method, over the shorter of the useful life of the assets or a term equivalent to the lease period, and in countries considered inflationary, they are restated by applying inflation factors. The amortization of leasehold improvements as of December 31, 2008, 2007 and 2006 were Ps. 60, Ps. 71 and Ps. 46, respectively.

j) Leases:

The leases of buildings and equipments are classified as capitalizable if the contract transfers the ownership of the leased asset to the lessee by the end of the lease, the contract contains an option to buy at reduced price, the lease period is substantially equal to the remaining useful life of the leased asset or the present value of minimum payments is substantially equal to the market value of the leased asset, net of any profit or residual value.

When the inherent risks and benefits to the leased asset property remains substantially with the lessor, leases are classified as operating and the rental expense is charged to results as incurred.

k) Intangible Assets:

Intangible assets represent payments whose benefits will be received in future years. These assets are classified as either intangible assets with a finite useful life or intangible assets with an indefinite useful life, in accordance with the period over which the Company is expected to receive the benefits.

In inflationary countries, intangible assets with defined useful lives are restated by applying inflation factors and are amortized based on their useful lives. Intangible assets mainly consist of:

– Information technology and management systems costs incurred during the development stage. Such amounts are amortized using the straight-line method over four years or in accordance with the term in which benefits will be generated. Expenses that do not fulfill the requirements for capitalization as well as the research costs are expensed as incurred.

Intangible assets with indefinite lives are not amortized and are subject to annual impairment tests and if needed in a period shorter than one year. These assets are recorded in the functional currency of the subsidiary in which the investment was made and are subsequently translated into Mexican pesos applying the closing rate of each period. Beginning in 2008, countries with inflationary economic environments will restate the intangible assets by applying inflation factors of the country of origin translated at the year-end exchange rate. Through 2007, the intangible assets with indefinite lives were restated by applying inflation factors of the country of origin, regardless of the economic environment, and were translated at the year-end exchange rate. The Company’s intangible assets with indefinite lives mainly consist of:

– Bottler agreements for Mexico expire in 2013 for two territories and 2015 for two other territories, renewable in each case for ten-year terms. The bottler agreements for Guatemala, Costa Rica, Nicaragua, Panama (other beverages), Venezuela and Colombia expire pursuant to letters of extension. These bottler agreements are renewable as agreed between the parties. The bottler agreement for Coca-Cola trademark beverages for Panama has an indefinite term but may be terminated with six months prior written notice by either party. The bottler agreement for Argentina expires in 2014. The bottler agreement for Brazil expired in December 2004. The Company is operating under the terms of the existing Brazilian bottler agreement in the acquired territory of Refrigerantes Minas Gerais Ltda., or REMIL. For the expired agreements and the agreements expiring this year, the Company is currently in the process of negotiating renewals of our agreements on similar terms and conditions as the rest of the countries, and the Company and The Coca-Cola Company will continue operating under the terms of the existing agreements.

l) Impairment of Long-Lived Assets:

The Company reviews the carrying value of its long-lived assets with indefinite life for impairment and determines whether there are indications of impairment. When the salvage value, which is the greater between the selling price and the net value of long-lived assets in use (which is the present value of the estimated discounted future cash flows to be generated by those assets), is less than their carrying value, the difference is recognized as an impairment loss. For depreciable long-lived assets, such as property, plant and equipment and other assets, the Company tests for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through their expected future cash flows.

For indefinite life assets, the Company tests for impairment on an annual basis and whenever certain circumstances indicate that the carrying amount of the reporting unit might exceed its salvage value. Impairment charges regarding long-lived assets with indefinite life that may arise from the tests are recognized in the results of the period.
For the years ended as of December 31, 2008, 2007 and 2006, the Company did not recognize loss from impairment in the value of long-lived assets shown in the balance sheet.

m) Payments from The Coca-Cola Company:

The Coca-Cola Company may participate in certain advertising and promotional programs as well as in the Company’s coolers and returnable bottles investment program. In the case of the contributions received for advertising and promotional programs are included as a reduction of selling expenses and in the cases of contributions received for the coolers and returnable bottles investment program are recorded as a reduction of the investment in coolers and returnable bottles. The contributions received were Ps. 1,995, Ps. 1,582 and Ps. 1,261 during the years ended December 31, 2008, 2007 and 2006, respectively.

n) Labor Obligations:

Labor liabilities include obligations for pension and retirement plans, seniority premiums and severance pay from causes other than restructuring, using the projected unit credit method. The last actuarial calculation was realized at November 2008.
Labor liabilities are determined using long-term assumptions. The yearly cost of labor liabilities is charged to income from operations.
Certain subsidiaries of the Company have established funds for the payment of pension benefits through irrevocable trusts of which the employees are named as beneficiaries.
Through 2007, labor liabilities financial expenses as part of income from operations. Beginning in 2008, NIF D-3, “Employee’s Benefits,” allows the presentation of financial expenses from labor liabilities as part of the comprehensive result of financing. As of December 31, 2008, 2007 and 2006, financial expenses regarding labor liabilities reclassified to the comprehensive result of financing were Ps. 81, Ps. 41 and Ps. 42, respectively.

o) Revenue Recognition:

Revenue is recognized in accordance with stated shipping terms, as follows:

• Sales of products, upon delivery to the customer and once the customer has taken ownership of the goods (Free on board (FOB) destination).

Net sales reflect units delivered at list prices reduced by promotional allowances, discounts and the amortization of the agreements with customers to obtain the rights to sell and promote the products of the Company.

• Revenues from the sale of private label brands realized in 2007 and 2008 in which the Company has a significant continuing involvement (i.e. continues producing and selling under the private label) are deferred and amortized against the related costs of future sales over the estimated period of sales. The balance to be amortized as of December 31, 2008 and 2007 amounted to Ps. 571 and Ps. 603, respectively, whose short-term portions are included in other liabilities and the long-term position in other liabilities captions and are Ps. 139 and Ps. 113 at December 31, 2008 and 2007, respectively.

p) Operating Expenses:

Operating expenses are comprised of administrative and selling expenses. Administrative expenses include labor costs (salaries and other benefits) of employees not directly involved in the manufacturing and sale of the Company’s products, as well as professional service fees, depreciation of office facilities and amortization of capitalized information technology system implementation costs.
Selling expenses include:

• Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage for returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2008, 2007 and 2006, these distribution costs amounted to Ps. 10,468, Ps. 9,085 and Ps. 8,494, respectively;
• Sales: labor costs (salaries and other benefits) and sales commissions paid to sales personnel; and
• Marketing: labor costs (salaries and other benefits), promotions and advertising costs.

q) Other Expenses, net:

Other expenses include Employee Profit Sharing (“PTU”), participation in affiliated companies, gains or losses on sales of fixed assets, impairment of long-lived assets, new contingencies as well as their interests and penalties, severance payments derived from restructuring programs and all other non-recurring expenses related to activities different from the main activities of the Company and that are not recognized as part of the integral result of financing.
PTU is applicable to Mexico and Venezuela. In Mexico, employee profit sharing is computed at the rate of 10% of the individual taxable income, except for considering depreciation of historical rather than restated values, foreign exchange gains and losses and other effects of inflation are also excluded. In Venezuela, PTU is computed at a rate equal to 15%, not in excess of 4 months salary.

Up to 2007, deferred PTU was recorded when non-recurring temporary differences between the accounting income for the year and the bases used for Mexican employee profit sharing resulted. The Company did not record a provision for deferred employee profit sharing based on this methodology. Beginning in 2008, and according to the assets and liabilities method described in NIF D-3, the Company has not recognized deferred employee profit sharing because in Mexico and Venezuela there are not material items expected to be materialized for the deferred PTU calculation.
Severance indemnities resulting from a restructuring program and associated with an ongoing benefit arrangement are charged to expenses on the date when the decision to dismiss personnel under a formal program or for specific causes is taken.

r) Income Taxes:

Income tax is charged to results of operations as incurred and includes deferred income taxes. For those entities that operate in jurisdictions with more than one tax base, the Company recognizes the effects of deferred taxes on the financial statements based on medium-term prospective and retrospective projections made to determine the tax base of future years. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards, applying the enacted tax rate as of the date of the balance sheet, or those promulgated and set rates in the tax standards as of that date and which are effective at the time that is estimated that deferred taxes assets and liabilities are recovered or settled. Deferred income tax assets are reduced by any benefits for which there is uncertainty as to their realizability. The adequacy of the reserve is evaluated periodically.
The balance of deferred taxes is comprised of temporary differences from which it is derived. Deferred taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse. The deferred tax provision to be included in the income statement is determined by comparing the deferred tax balance at the end of the year to the balance at the beginning of the year, excluding from both balances any temporary differences that are recorded directly in stockholders’ equity. The deferred taxes related to such temporary differences are recorded in the same stockholders’ equity account that gave rise to them.
FEMSA has authorization from the Secretaria de Hacienda y Credito Publico (Secretary of Tax and Public Credit) in Mexico to compute its income tax and through 2007 the asset tax on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries, including Coca-Cola FEMSA. The provisions for income taxes of Coca-Cola FEMSA and subsidiaries have been determined on the basis of the taxable income of each individual company.

s) Comprehensive Financing Result:

The comprehensive financing result includes:

• Interest: Interest income and expenses are recorded when earned or incurred, respectively, except for interest capitalized on the financing of long-term assets;
• Foreign Exchange Gains and Losses: Transactions in foreign currencies are recorded in the functional currency of each country using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the year-end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except the foreign exchange gain or loss from the intercompany financing foreign currency denominated balances that are considered to be of a long-term investment nature and the foreign exchange gain or loss from the financing of long-term assets (Note 3);
• Fair Value Gain or Loss on Derivative Financial Instruments: Represents the net change in the fair value of the ineffective portion of derivative financial instruments and the net change in the fair value of embedded derivative financial instruments; and
• Gain or Loss on Monetary Position: The gain or loss on monetary position results from the changes in the general level prices of monetary accounts, through 2007 for all the subsidiaries, regardless of their economic environment, and beginning 2008, only by those subsidiaries that operate in inflationary environments, and it is determined by applying inflation factors of the country of origin to the net monetary position at the beginning of each month and excluding the intercompany financing in foreign currency which is considered as long-term investment because of its nature (Note 3), as well as the gain or loss on monetary position from long-term liabilities to finance long-term assets when applicable.

t) Risk Management and Derivative Financial Instruments:

Risks
As part of its risk management strategy, the Company uses derivative financial instruments primarily for purposes to (1) achieve the expected liability and capital structure with a balanced risk profile, (2) manage its exposure to raw materials and supplies and (3) to hedge accounting exposures and foreign currency flows. The Company does not take on derivative instruments for speculative purposes or to generate profits. The Company follows up the fair value of the position of its derivative financial instruments and their probable changes using the Value at Risk methodology, as well as generating awareness analysis over it.

Derivative Financial Instruments.

The Company values and records all derivative financial instruments and hedging activities, including certain derivative financial instruments embedded in other contracts, in the balance sheet as either an asset or liability measured at fair value, considering quoted prices in recognized markets. If such instruments are not traded, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable data, recognized in the financial sector. Changes in the fair value of derivative financial instruments are recorded each year in current earnings or as a component of cumulative other comprehensive income, based on the type of hedging instrument and the ineffectiveness of the hedge.
The Company designates its financial instruments as cash flow hedges at the inception of the hedging relationship, when transactions meet all hedging accounting requirements. For cash flow hedges, the effective portion is recognized temporarily in accumulated other comprehensive loss within stockholders’ equity and subsequently reclassified to current earnings at the same time the hedged item is recorded in earnings. When derivative financial instruments do not meet all of the accounting requirements for hedging purposes, the change in fair value is immediately recognized in net income.

The instruments used by the Company are as follows:

a) Interest Rate Swaps.
The Company has contracts denominated interest rate swaps, with the purpose of managing the risk of interest rates on their loans, through which it pays amounts calculated with fixed interest rates and receives amounts calculated with variable interest rates. These instruments are recognized in the statement of financial position at fair value and designated as cash flow hedges. The fair value is estimated with the price quoted in the market to end up those contracts at the end of the period. Changes in fair value are recorded in the cumulative other comprehensive income account. The ineffective portion of this derivative financial instrument is reclassified in the comprehensive financing result.

b) Forward Agreements to Purchase Foreign Currency.
The Company has exchange rate forward contracts, in order to manage the currency fluctuation risk through which changes dollar-denominated debt to debt denominated in pesos, or fixes the parity of future flows denominated in U.S. dollars. The change in fair value of this instruments is recorded in the cumulative other comprehensive income account.
The Company has exchange rate forward contracts, in order to achieve the desired liabilities structure, through which it changes its debt denominated in pesos to dollars. The changes in fair value of these instruments are recognized in the gain (loss) on the ineffective portion of derivative financial instruments within the comprehensive financing result.

c) Exchange rate and Interest Rate Swaps.
The Company has exchange rate and interest rate swap contracts, with the purpose of managing its liability structure, through which it translates its debt denominated in pesos to dollars. The fair value of these instruments is calculated using the exchange rates and interest rates quoted in the market end up these contracts at the end of the period. Changes in the estimated fair value of these contracts are recognized in the gain (loss) on the ineffective portion of derivative financial instruments within the comprehensive financing result.

d) Commodity price contracts.
The Company has future contracts listed on the Intercontinental Exchange (“ICE”) to hedge the fluctuations risk in the sugar price. The change in fair value of these hedges is recorded as part of the operating income as part of the cost of raw materials balanced with the changes in the sugar price.

e) Embedded Derivative Financial Instruments.
The Company identifies embedded derivatives that should be segregated from the host contract for purposes of valuation and recognition. When an embedded derivative is identified and the host contract has not been stated at fair value, the embedded derivative is segregated from the host contract and stated at fair value and is classified as not for hedging. Changes in the fair value of the embedded derivatives at the closing of each period are recognized in current earnings.
The Company has determined that certain lease contracts in U.S. dollars represent embedded derivative financial instruments. The fair value of these contracts is computed with the quoted market exchange rate to end up such contract at the closing date of the period. Changes in fair value are recognized in the gain (loss) on the ineffective portion of derivative financial instruments within the comprehensive financing result.

u) Accumulated Other Comprehensive Income (Loss):
Comprehensive income is the increase of the earned capital in the period, from net income plus other comprehensive items. The comprehensive items are, among others, the cumulative translation adjustment, the unrealized (loss) or gain on cash flow hedges, the effect of deferred taxes effect that is applied directly to stockholders’ equity and the effect of minority interest. Through 2007, comprehensive income also included the result from holding non-monetary assets. The cumulative balances of the components of accumulated other comprehensive income (loss) are as follows:

		2008		2007
Cumulative result of holding non-monetary assets	Ps.	–	Ps.	42
Unrealized (loss) gain on cash flow hedges, net of deferred tax		(74)		10
Cumulative translation adjustment, net of deferred tax		118		(2,101)
Additional labor liability on obligations from unamortized past services, net of deferred tax		–		(98)
	Ps.	44	Ps.	(2,147)

v) Provisions, contingent assets and liabilities and commitments:

Provisions are recognized for obligations that result from a past event that probable requires the outflow of economic resources to settle such transaction and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant. Also, commitments are only recognized when they will generate a loss.

w) Issuances of Subsidiary Stock:

The Company recognizes issuances of a subsidiary’s stock as a capital transaction. The difference between the book value of the shares issued and the amount contributed by the minority interest holder or a third party is recorded as additional paid-in capital.

x) Earnings per share:

Earnings per share results from dividing the majority net income of the year by the weighted average of shares outstanding during the year.

5. Acquisitions.

i) REMIL

On May 31, 2008, Coca-Cola FEMSA completed in Brazil the franchise acquisition of Minas Gerais Ltda. to The Coca-Cola Company, “REMIL,” for a total of US$364, Ps. 3,633 net of received cash, assuming liabilities for Ps. 1,966, which includes an account payable to The Coca-Cola Company for Ps. 574, acquiring 100% of the voting shares. REMIL produces and distributes Coca-Cola trademark beverages in Brazil. The Company identified intangible assets with indefinite lives of Ps. 2,242 consisting of distribution rights.
The condensed acquisition balance sheet of REMIL, in accordance with the Mexican FRS applied in Mexico:

Balance Sheet
Total current assets	Ps.	881
Total non-current assets		1,902
Distribution rights		2,242
Total current liabilities		1,152
Total long-term liabilities		814
Total liabilities		1,966
Net assets acquired	Ps.	3,059

The condensed income statement of REMIL for the seven-month period from June 1 to December 31, 2008 is as follows:

Income Statement
Total revenues	Ps.	3,169
Income from operations		334
Income before taxes		(10)
Net income		(45)

Pursuant to the agreement, contingencies which were the responsibility of former owners will be partially or fully reimbursed.

Unaudited pro forma financial data
The following unaudited consolidated pro forma financial data for the years ended December 31, 2008 and 2007 are based on the Company’s historical financial statements, adjusted to give effect to (i) the acquisition of REMIL mentioned in the preceding paragraphs; and (ii) certain accounting adjustments mainly related to depreciation of fixed assets of the acquired companies.

The unaudited pro forma adjustments assume that the acquisitions were made at the beginning of the year of acquisition and the immediately preceding year and are based upon available information and other assumptions that management considers reasonable. The pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been had the transactions in fact occurred at the beginning of each year, nor are they intended to predict the Company’s results of operations.

	Unaudited pro forma consolidated for the years ended December 31,
	2008	2007

Total revenues	84,920	73,890
Income before taxes	8,835	10,976
Net income	6,210	7,457
Earnings per share	3.24	3.93

ii) Agua de los Angeles

On July 17, 2008, Coca-Cola FEMSA closed the acquisition a new jug water business in the Valley of Mexico, jointly with The Coca-Cola Company, Agua de los Angeles, the most recognized water brand in Mexico, in a transaction valued at Ps. 206. The Company identified intangible assets with indefinite lives of Ps. 18 consisting of distribution rights based on the acquisition balance sheet, as well as intangible assets with defined useful lives of Ps. 15 that consist of non-competition rights that are being amortized over 5 years.

iii) Minority Interest Buy Out.

On January 21, 2008, the buy out of Industria Nacional de Gaseosas, S.A. (INDEGA, S.A.), was agreed with the minority shareholders. As a result of this buy out, INDEGA, S.A. transferred resources determined by the number of shares owned by minority shareholders, to a newly created Colombian company called Palo Bajo, S.A.
The total amount paid to the minority shareholders for this buy out transaction was Ps. 216.

iv) Administración, S.A.P.I. de C.V.

On November 8, 2007, Administración S.A.P.I. de C.V. (“Administración SAPI”), a joint operation owned 50% by Coca-Cola FEMSA and 50% by The Coca-Cola Company, acquired 58,350,908 shares representing 100% of the outstanding stock of Jugos del Valle, S.A.B. de C.V. (“Jugos del Valle”) for US$370 (Ps. 4,020) paid in cash and assumed liabilities of US$86 (Ps. 934).
On June 30, 2008, Administración S.A.P.I. and Jugos del Valle (surviving company) were merged.
Subsequent to the initial acquisition of Jugos del Valle by Administración SAPI, Coca-Cola FEMSA offered to sell 30% of its interest in Administración SAPI to other Coca-Cola bottlers in Mexico. As of December 31, 2008, Coca-Cola FEMSA has recorded an investment equivalent to 20% of the capital stock of Jugos del Valle. This represents the Coca-Cola FEMSA investments in shares after the sale of the 30% of interest in Jugos del Valle to other Coca-Cola bottlers. As of December 31, 2007, the amount of investment in shares available for sale was Ps. 783, net from the advances from the bottlers. During 2008, the balance for Ps. 684 was paid by the bottlers and additionally were received Ps. 99, as payment for the increase in capital. On December 2008, Coca-Cola FEMSA transferred shares of Jugos del Valle to the other bottlers.

v) CICAN

On November 5, 2007, the Argentine subsidiary reached a definitive agreement to acquire all outstanding shares of Complejo Industrial Can, S.A. (“CICAN”) in a transaction valued at Ps. 51. CICAN manufactures packaging for various brands of soft drinks.
The transaction has been approved by the boards of both companies. The acquisition was accounted for under the purchase method. An intangible asset with an indefinite life was recognized as a result of the acquisition.
The condensed balance sheet of CICAN as of December 31, 2008 and 2007 follows:

Balance Sheet		2008		2007
Total assets	Ps.	278	Ps.	147
Total liabilities	Ps.	103	Ps.	68
Total stockholders’ equity		175		79
Total liabilities and stockholders’ equity	Ps.	278	Ps.	147

The condensed income statement of CICAN for the year ended December 31, 2008 and the one-month period ending December 31, 2007 is as follows:

Income Statement		2008		2007
Total revenues	Ps.	558	Ps.	73
Income from operations		25		4
Income before taxes		25		4
Net income		7		4

6. Accounts Receivable, net.

		2008		2007
Trade	Ps.	3,339	Ps.	2,668
Short-term customers notes receivable		200		192
Allowance for doubtful accounts		(185)		(152)
Travel advances to employees		16		19
Loans to employees		66		51
Insurance claims (1)		14		140
The Coca-Cola Company (related party) (Note 13)		959		719
Loan to Jugos del Valle (Formerly Administracion S.A.P.I.) (related party) (Notes 5 and 13)		368		589
FEMSA and subsidiaries (Note 13)		143		336
Other related parties (Note 13)		12		23
Third-party expenses		34		–
Other		274		121
	Ps.	5,240	Ps.	4,706

(1) In 2007, this amount includes insurance claims for losses related to flood damages in October 2007 in Mexico. The claims are for damaged inventories, fixed assets not subject to repair and business interruption. Fixed assets subject to repair in the amount of approximately Ps. 148 were included in property, plant and equipment.

The changes in the allowance for doubtful accounts are as follows:

		2008		2007		2006
Beginning balance	Ps.	152	Ps.	145	Ps.	143
Estimation for the period		184		33		53
Applications and write-off of uncollectible accounts		(150)		(3)		(16)
Restatement of the initial balance		(1)		(23)		(35)
Ending balance	Ps.	185	Ps.	152	Ps.	145

7. Inventories, net.

		2008		2007
Finished products	Ps.	1,250	Ps.	946
Raw materials		2,127		1,477
Advances to suppliers		78		81
Work in process		26		22
Spare parts		404		394
Packing material		84		58
Inventories in transit		376		479
Advertising and promotional materials		17		2
Allowance for obsolescence		(72)		(63)
Other		23		22
	Ps.	4,313	Ps.	3,418

8. Other Current Assets.

		2008		2007
Advertising and deferred promotional expenses	Ps.	209	Ps.	94
Derivative financial instruments (Note 19 g)		407		194
Restricted cash (Note 4 e)		391		238
Prepaid insurance		26		23
Prepaid expenses		28		11
Advance for services		93		51
Other		151		50
	Ps.	1,305	Ps.	661

The advertising and promotional expenses recorded in the consolidated income statements for the years ended December 31, 2008, 2007 and 2006 amounted to Ps. 2,376, Ps. 2,034 and Ps. 1,963, respectively.

9. Investments in shares.

Company	Activities	Ownership		2008		2007
Industria Envasadora de Queretaro, S.A. de C.V. (“IEQSA”) (1)	Manufacturing	23.11%	Ps.	112	Ps.	115
Jugos del Valle (1) (Note 5)	Manufacturing	20.00%		1,101		978
KSP Participacoes, LTDA (1)	Holding	38.74%		62		69
Holdfab Participacoes LTDA (1) (3)	Manufacturing	32.47%		359		113
Industria Mexicana de Reciclaje, S.A. de C.V. (1)	Manufacturing	35.00%		79		76
Compañia de Servicios de Bebidas Refrescantes, S.A. de C.V. (“Salesko”) (1)	Manufacturing	26.00%		7		51
Beta San Miguel, S.A. de C.V. (“Beta San Miguel”) (2)	Manufacturing	2.54%		69		69
Other investments (2)		Various		8		5
			Ps.	1,797	Ps.	1,476
Accounting method:
(1) Equity method.
(2) Restated acquisition cost.
(3) In November 2007, Coca-Cola FEMSA acquired 11.05% of the shares of the capital stock of Holdfab Participacoes LTDA, a company that manufactures and sells juice in Brazil.

10. Property, Plant and Equipment.

		2008		2007
Land	Ps.	3,546	Ps.	3,089
Buildings, machinery and equipment		37,312		32,890
Accumulated depreciation		(18,966)		(16,654)
Coolers		7,756		6,720
Accumulated depreciation		(5,336)		(5,010)
Returnable bottles and cases		2,117		1,711
Accumulated depreciation		(495)		(536)
Strategic spare parts		400		124
Accumulated depreciation		(101)		(25)
Construction in progress (1)		1,532		1,230
Long-lived assets stated at net realizable value		394		94
	Ps.	28,159	Ps.	23,633
(1) The construction projects are put into operation in 12 months or less.

The amount of the depreciation of buildings, machinery and equipment and coolers for the years ended as of December 31, 2008, 2007 and 2006 amounted to Ps. 2,528, Ps. 2,050 and Ps. 2,063, respectively.

The Company has identified certain long-lived assets that are not strategic to the current and future operations of the business and are not being used, comprised of land, buildings, machinery and equipment, in accordance with an approved program for the disposal of certain investments. Such long-lived assets, which are idle, have been recorded at their estimated net realizable value without exceeding their acquisition cost, as follows:

		2008		2007
Mexico	Ps.	276	Ps.	–
Brazil		18		–
Venezuela		100		81
Costa Rica		–		13
	Ps.	394	Ps.	94
Land	Ps.	97	Ps.	18
Buildings, machinery and equipment		297		76
	Ps.	394	Ps.	94

11. Intangible Assets, net.

		2008		2007
Intangible assets with indefinite useful lives:
Rights to produce and distribute Coca-Cola trademark products
Territories of Mexico, Central America (1), Venezuela, Colombia and Brazil	Ps.	44,037	Ps.	41,713
Buenos Aires, Argentina		313		259
Tapachula, Chiapas		132		132
Compañía Latinoamericana de Bebidas, Costa Rica		136		109
CICAN, Argentina		14		12
Rights to distribute Agua de los Angeles (Note 5)		18		–
Rights to produce and distribute on REMIL territory (Note 5)		2,242		–
Intangible assets with finite useful lives:
Cost of systems implementation and in development stage, net		547		233
Other		14		–
	Ps.	47,453	Ps.	42,458
(1) Includes Guatemala, Nicaragua, Costa Rica and Panama.

The changes in the carrying amount of amortized intangible assets are as follows:

	Investments				Amortization
		Accumulated at the Beginning of the Year		Additions		Accumulated at the Beginning of the Year		For the Year		Net		Estimated Amortization Per Year
2008:
Cost of systems implementation and in development stage	Ps.	482	Ps.	409	Ps.	(249)	Ps.	(95)	Ps.	547	Ps.	107
Other		–		15		–		(1)		14		–
2007:
Cost of systems implementation	Ps.	408	Ps.	74	Ps.	(182)	Ps.	(67)	Ps.	233		70

The estimated amortization for intangible assets of definite life is as follows:

	2009	2010	2011	2012	2013

Cost of systems implementation	Ps. 119	Ps. 196	Ps. 84	Ps. 82	Ps. 79

12. Other Assets.

		2008		2007
Agreements with customers, net	Ps.	146	Ps	157
Leasehold improvements, net		44		45
Long-term accounts receivable		15		11
Additional liability of labor obligations (Note 15)		–		277
Derivative financial instruments (Note 19 g)		4		16
Loan fees, net		10		18
Long-term prepaid advertising expenses		82		–
Tax Credits		186		–
Guarantee deposits		160		66
Prepaid bonuses		91		87
Plastic pallets		77		76
Other		496		142
	Ps.	1,311	Ps.	895

13. Balances and Transactions with Related Parties and Affiliated Companies.

On January 1, 2007, NIF C-13, “Related Parties”, went into effect. This standard broadens the concept of “related parties” to include: a) the overall business in which the reporting entity participates; b) close family members of key officers; and c) any fund created in connection with a labor related compensation plan. Additionally, NIF C-13 requires that entities provide comparative disclosures in the notes to the financial statements.

The consolidated balance sheets and income statements include the following balances and transactions with related parties and affiliated companies:

Balances	Relationship		2008		2007
Assets (accounts receivable)
FEMSA and subsidiaries	Holding and subsidiaries	Ps.	143	Ps.	336
The Coca-Cola Company	Holding and subsidiaries		959		719
Others	Subsidiaries		380		612
		Ps.	1,482	Ps.	1,667

Liabilities (suppliers and other liabilities and loans)
FEMSA and subsidiaries	Holding and subsidiaries	Ps.	1,803	Ps.	324
The Coca-Cola Company	Holding		2,659		3,401
BBVA Bancomer, S.A. (1)	Directors		1,000		1,000
Banco Nacional de Mexico, S.A. (1)	Directors		500		500
Other	Affiliates		230		146
		Ps.	6,192	Ps.	5,371

Transactions		2008		2007		2006
Income:
Sales of non-carbonated soft-drinks to Salesko	Ps.	3	Ps	7	Ps	27
Other sales to affiliated companies		1,065		856		733
Expenses:
Purchases of raw material, beer, assets and operating
expenses from FEMSA and Subsidiaries		5,010		4,184		4,012
Purchases of concentrate from The Coca-Cola Company		13,518		12,239		10,322
Advertisement expenses refunded to The Coca-Cola Company		931		940		933
Purchases of sugar from Beta San Miguel		687		845		536
Purchases of sugar, cans and caps from Promotora Mexicana
de Embotelladores, S.A. de C.V.		525		723		865
Purchases from Jugos del Valle		863		–		–
Purchases of canned products from IEQSA and CICAN (2)		333		518		816
Interest paid to The Coca-Cola Company		27		29		65
Purchases of plastic bottles from Embotelladora del Atlántico, S.A.
(formerly Complejo Industrial Pet, S.A.)		42		37		34
Interest expenses related to debt at BBVA Bancomer, S.A.		86		92		22
Interest expenses related to debt at Banco Nacional
de Mexico, S.A. (1)		43		47		53
Donations to Instituto Tecnologico y de Estudios Superiores
de Monterrey, A.C. (1)		24		39		42
Insurance premiums with Grupo Nacional Provincial, S.A.B. (1)		32		–		–
Other		15		5		12

(1) As of December 31, 2008, 2007 and 2006, one or more members of the Board of Directors or senior management are members of the board of directors or senior management of the counterparties to these transactions.
(2) In November 2007, the Company acquired all outstanding shares of CICAN (Note 5).

Employee benefits paid by the Company to key management were as follows:

		2008		2007
Short and long term benefits paid	Ps.	665	Ps.	584
Severance indemnities		10		8

14. Balances and Transactions in Foreign Currencies.

According to NIF B-15, assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different than the functional currency of each reporting unit. As of the end of December 31, 2008, assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos are as follows:

		U.S. Dollars	Euros		Total
Assets
Current	Ps.	2,759	–	Ps.	2,759
Non-current		32	–		32
Liabilities
Current	Ps.	5,326	–		5,326
Long-term		2,944	–		2,944

Transactions		U.S. Dollars		Euros		Total
Revenues	Ps.	418	Ps.	–	Ps.	418
Expenses:
Purchases of raw materials		6,354		–		6,354
Interest expense		238		–		238
Assets acquisitions		530		39		569
Other		400		–		400
	Ps.	7,522	Ps.	39	Ps.	7,561

The exchange rates used to value the foreign currency as of December 31, 2008 an 2007 were Ps. 13.5383 and Ps. 10.8662, respectively.
As of June 25, 2009, the issuance date of these consolidated financial statements, the exchange rate was 13.3051 Mexican pesos per one U.S. dollar, and the foreign currency position was very similar to that as of December 31, 2008.

15. Labor Liabilities.

On January 1, 2008, NIF D-3, “Employee Benefits,” came into effect, and established the following changes:
(i) Incorporates in its legislation, the current and deferred PTU, and establishes that the deferred should be determined in accordance with NIF D-4, and
(ii) Includes the wage career concept, and the amortization period of labor cost of past services is five years unless certain conditions are met.

These changes have an effect on the value of the liability, because an additional liability is not longer recognized, nor the effect on the Income Statement for the change in the amortization period from the reduction to 5 years, in some liabilities accounts.

Additionally, the Company modified the long-term assumptions used in the actuarial calculations for its Mexican subsidiaries in 2006. The discount rate was reduced from 6.0% to 4.5% based on changes in the Company’s revised estimate of current prices for settling its related obligations as a result of recent stability reflected by the Mexican economy. The expected salary increase was reduced from 2.0% to 1.5% based on changes in the estimated future compensation of its Mexican employees. The expected return on plan assets was reduced from 6.0% to 4.5% based on returns currently being earned by plan assets and the rates of return expected to be available for reinvestment in the future.

The net effect in 2006 of the changes mentioned above was an increase in pension and retirement plan, seniority premium and severance indemnity liabilities of Ps. 62, Ps. 8 and Ps. 6, respectively. These changes were accounted as labor cost of past services and unrecognized actuarial net losses, which will be amortized over the expected service period of the Company’s personnel.

a) Assumptions:
Actuarial calculations for pension and retirement plans, seniority premiums, postretirement medical services and severance indemnity liabilities, as well as the cost for the period, were determined using the following long-term assumptions:

	Nominal	Real
	Rates (1)	Rates(2)
		(3)

Annual discount rate	8.2%	4.5%
Salary increase	5.1%	1.5%
Return on assets	11.3%	8.0%

Measurement date: December 2008

(1) For non-inflationary economies.
(2) For inflationary economies
(3) Assumptions used for 2007 and 2006 actuarial calculations .

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

Based on these assumptions, the expected benefits to be paid in the following years are as follows:

		Pension and Retirement Plans		Seniority Premiums		Severance Indemnities
2009	Ps.	118	Ps.	5	Ps.	82
2010		25		5		70
2011		36		5		66
2012		36		6		63
2013		41		6		60
2014 to 2017		258		55		319

b) Balances of the Liabilities:

		2008		2007
Pension and retirement plans:
Vested benefit obligation	Ps.	–	Ps.	311
Non-vested benefit obligation		–		737
Accumulated benefit obligation		–		1,048
Excess of projected benefit obligation over accumulated benefit obligation		–		140
Projected benefit obligation		1,351		1,188
Pension plan funds at fair value		(517)		(566)
Unfunded projected benefit obligation		834		622
Unrecognized past services		1		–
Unamortized actuarial net loss		(212)		(99)
Additional labor liability		–		108
Total		623		631
Seniority premiums:
Vested benefit obligation for personnel with more than 15 years seniority		–		18
Non-vested benefit obligation for personnel with less than 15 years seniority		–		52
Accumulated benefit obligation		–		70
Excess of projected benefit obligation over accumulated benefit obligation		–		7
Unfunded projected benefit obligation		79		77
Unamortized actuarial net loss		(16)		(41)
Additional labor liability		–		36
Total		63		72

Severance indemnities:
Accumulated benefit obligation		–		290
Excess of projected benefit obligation over accumulated benefit obligation		–		18
Projected benefit obligation		392		308
Unrecognized net transition obligation		(142)		(148)
Unrecognized actuarial net loss		–		(147)
Additional labor liability		–		277
Total		250		290
Total labor obligations	Ps.	936	Ps.	993

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the current year.

c) Trust Assets:

Trust assets consist of fixed and variable return financial instruments recorded at market value. The trust assets are invested as follows:

	2008	2007
Fixed Return:
Traded securities	6%	20%
Bank instruments	4%	–
Mexican Federal government instruments	80%	34%
Variable Return:
Publicly traded shares	10%	46%
	100%	100%

The Company follows the policy of maintaining at least 30% of the trust assets in Mexican Federal Government instruments. Objective portfolio guidelines have been established for the remaining percentage, and investment decisions are made to comply with those guidelines to the extent that market conditions and available funds allow. The composition of the portfolio is consistent with those of other large multinational companies that manage long-term funds.

The amounts of securities of the Company and related parties included in trust assets are as follows:

		2008		2007
Portfolio:
FEMSA	Ps.	2	Ps.	–
Valores Mexicanos Casa de Bolsa, S.A. de C.V. (1)		–		8
(1) One or more members of the board of directors of FEMSA are members of the board of directors of this Company.

The Company does not expect to make material contributions to the plan assets during the following fiscal year.

d) Net Cost of the Period:

		2008		2007		2006
Pension and retirement plans:
Service cost	Ps.	78	Ps.	69	Ps.	49
Interest cost		97		48		44
Expected return on trust assets		(54)		(21)		(21)
Amortization of unrecognized transition obligation		(2)		–		(1)
Amortization of net actuarial loss		10		9		1
		129		105		72
Seniority premiums:
Service cost		11		10		8
Interest cost		6		3		4
Actuarial loss recognized in other expenses		17		–		–
Amortization of net actuarial loss		1		2		1
		35		15		13
Severance indemnities:
Service cost		57		28		46
Interest cost		32		11		15
Actuarial loss recognized in other expenses		143		–		–
Amortization of unrecognized transition obligation		37		14		14
Amortization of net actuarial loss		17		5		4
		286		58		79
	Ps.	450	Ps.	178	Ps.	164

e) Changes in the Balance of the Obligations:

		2008		2007
Pension and retirement plans:
Beginning balance	Ps.	1,188	Ps.	1,114
Service cost		78		69
Interest cost		97		48
Actuarial loss		12		3
Benefits paid		(24)		(46)
Ending balance		1,351		1,188
Seniority premiums:
Initial balance	Ps.	77	Ps.	70
Service cost		11		10
Interest cost		6		3
Actuarial (gain) loss		(8)		10
Benefits paid		(7)		(16)
Ending balance	Ps.	79	Ps.	77
Severance indemnities:
Initial balance	Ps.	308	Ps.	259
Service cost		57		28
Interest cost		32		11
Actuarial loss		64		77
Benefits paid		(69)		(67)
Ending balance	Ps.	392	Ps.	308

f) Changes in the Balance of the Trust Assets:

		2008		2007
Pension and retirement plans:
Initial balance	Ps.	566	Ps.	441
Actual return on trust assets		(28)		60
Employer contributions		–		76
Benefits paid		(21)		(11)
Ending balance (1)	Ps.	517	Ps.	566
(1) Actual value of assets as of December 31, 2008 and 2007, respectively.

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

In addition, the Company provides a defined contribution plan of share compensation to certain key executives, consisting of an annual cash bonus to purchase FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 20% per year. The 50% of Coca-Cola FEMSA’s annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options. As of December 31, 2008, 2007 and 2006, no options have been granted to employees.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded to income from operations and are paid in cash the following year. During the years ended December 31, 2008, 2007 and 2006, the bonus expense recorded amounted to Ps.525, Ps.526 and Ps.367, respectively.

17. Bank Loans and Notes Payable.

As of December 31, 2008 and 2007, short-term debt consisted of revolving bank loans. The amounts and weighted average interest rates are as follows:

	% Interest Rate (1)		2008	% Interest Rate (1)		2007
Argentine pesos
Bank loans	19.6%	Ps.	816	11.0%	Ps.	500
U.S. dollars
Bank loans	–		–	5.5%		132
Notes payable	7.0%		4	7.0%		5
Venezuelan bolivars
Bank loans	22.2%		365	15.7%		425
Colombian pesos
Bank loans	15.2%		797	–		–
Brazilian reais
Notes payable	–		21	–		–
		Ps.	2,003		Ps.	1,062
(1) Weighted average annual rate.

The following table presents long-term bank loans and notes payable, as well as their weighted average rates and effective derivative financial instruments contracted by the Company:

	% Interest Rate (1)		2008	% Interest Rate (1)		2007
Fixed interest rate:
U.S. dollars:
Yankee bonds	7.3%	Ps.	3,606	7.3%	Ps.	3,199
Mexican pesos:
Notes (certificados bursatiles)	10.2%		1,500	10.2%		1,500
Variable interest rate:
U.S. dollars:
Bank loans	3.3%		2,978	5.1%		1,847
Capital leases	3.8%		26	8.5%		2
Mexican pesos:
Bank loans	9.0%		4,550	8.0%		4,550
Notes (certificados bursatiles)	8.7%		3,000	8.3%		6,750
Colombian pesos:
Bank loans	15.4%		905	–		–
U.S. dollars:
Notes payable	7.0%		3	7.0%		6
Brazilian reais
Notes payable	–		3	–		–
Long-Term Debt			16,571			17,854
Current portion of long-term debt			4,116			3,752
		Ps.	12,455		Ps.	14,102

The position of the debt hedged with derivative instruments is as follows:

Hedging Derivative Financial Instruments	% Interest Rate (1)		2008	% Interest Rate (1)		2007
Interest rate swaps variable to fixed:
Mexican pesos:
Bank loans:		Ps.	12		Ps.	996
Interest rate paid	10.9%			11.3%
Interest rate received	8.8%			8.1%
Notes (certificados bursatiles):			129			5,950
Interest rate paid	8.1%			8.6%
Interest rate received	8.7%			8.3%
(1) Weighted average annual rate.

Maturities of bank loans as of December 31, 2008 are comprised as follows:

2009	Ps.	4,116
2010		1,923
2011		4
2012		3,946
2013 and thereafter		6,582
	Ps.	16,571

The table below sets forth our bank loans and notes payable as of December 31, 2008:

		Maturity (in millions of Mexican pesos)
	Less than 1 year	1-3 years	In excess of 4 years	Total
Debt
Mexican pesos	Ps. 500	Ps. 4,067	Ps. 4,483	Ps. 9,050
U.S. dollars	3,605	880	2,098	6,583
Venezuelan bolivares
fuertes	365	-	-	365
Colombian pesos	798	905	-	1,703
Argentine pesos	816	-	-	816
	Ps. 6,084	Ps. 5,852	Ps. 6,581	18,517
Capital Leases
Brazilian reais	21	3	-	24
U.S. dollars	14	19	-	33
	35	22	-	57
Total	Ps. 6,119	Ps. 5,874	Ps. 6,581	Ps. 18,574

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

18. Other Expenses, net.

An analysis of the Other Expenses caption, for the years ended December 31, 2008, 2007 and 2006 is as follows:

		2008		2007		2006
Employee profit sharing (Note 2)	Ps.	664	Ps.	300	Ps.	300
Loss on sales of fixed assets, net		170		186		151
Contingencies from previous acquisitions		174		193		(88)
Severance payments from restructuring and amendment to pension plan		169		53		734
Amortization of unrecognized actuarial loss, net (Note 2 d)		137		–		–
(Gain) loss on equity method in affiliated companies		(104)		(13)		23
Impairment of long-lived assets (1)		372		–		–
Other		249		(17)		(74)
Total	Ps.	1,831	Ps.	702	Ps.	1,046

(1) Impairment charges regarding to long-lived assets to be disposed of by sale.

In 2006, the Company implemented restructuring programs in its commercial operations and recognized costs of Ps. 689, which were recorded in other expenses in consolidated income statement. Such costs consisted of Ps. 556 of severance payments associated with an ongoing benefit arrangement and Ps. 133 of other costs related to the restructuring programs. In 2008, the Company recorded Ps. 88 for strategic restructuring programs that consist of payments made for a pre-established benefit plan. During 2008 and 2007, the payments are Ps. 155 and Ps. 522, respectively.

19. Derivative Financial Instruments.

The Company uses a three level fair value hierarchy to prioritize the inputs used to measure fair value. The three levels of inputs are described as follows:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measuremesnt date.
• Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
• Level 3: are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The Company measures the fair value of its financial assets and liabilities classified as level 2 applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes financial assets and liabilities measured at fair value, as of December 31, 2008:

	Level 1	Level 2
Cash equivalents	Ps. 4,303
Trust assets	517
Derivative financial instruments asset		Ps. 411
Derivative financial instruments (liability)		(1,170)

The Company does not use inputs classified as level 3 for fair value measurement.

The Company considered its credit risk for fair value measurements and estimates that the net effect on its derivative financial instruments is not material. As a result, the Company has not modified its valuation models as of December 31, 2008.

a) Total Debt:
The fair value of long-term bank loans is based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt of similar amounts and maturities. The fair value of long-term notes is based on quoted market prices at the balance sheet date.

		2008		2007
Carrying value	Ps.	18,574	Ps.	18,916
Fair value		18,251		19,051

b) Interest Rate Swaps:

The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings, pursuant to it pays amounts based on a fixed rate and receives amounts based on a floating rate. These instruments are recognized in the balance sheet at their estimated fair value and designated as a cash flow hedge.
Changes in fair value were recorded in accumulated other comprehensive income (loss) caption.
At December 31, 2008, the Company has the following outstanding interest rate swap agreements:

Date		Notional Amount		Fair Value Liability
2009	Ps.	165	Ps.	–
2010		150		(3)
2012		2,277		(33)
2013		745		(13)
2015		50		–
	Ps.	3,387	Ps.	(49)

The net effect of expired derivative contracts included in current earnings as an interest expense amounted to Ps. 26, Ps. 131 and Ps. 107 for the years ended December 31, 2008, 2007 and 2006, respectively.
A portion of certain interest rate swaps do not meet the hedging criteria for accounting purposes; consequently, changes in the estimated fair value of ineffective portion were recorded in the fair value (loss) gain on derivative financial instruments as part of the comprehensive financing result. For the years ended December 31, 2008, 2007 and 2006, the net effect of these instruments as of the date of the financial statements was a gain of Ps. 24 and Ps. 34 and a loss of Ps. 39, respectively.

c) Forward Agreements to Purchase Foreign Currency:

The Company entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies. These instruments are recognized in the consolidated balance sheet at their estimated fair value which is determined based on prevailing market exchange rates to end the contracts at the end of the period. The changes in the fair value are recorded in accumulated other comprehensive income (loss). As of December 31, 2008, the Company has forward contracts to buy foreign currencies with a notional amount of Ps. 228. These contracts expire in 2009, and as of December 31, 2008, they have generated an asset of Ps. 44.
For the year ended December 31, 2008, the Company recorded a net loss on expired forward contracts of Ps. 523 as part of the comprehensive financing result.
As of December 31, 2008, certain of the Company’s forward agreements to buy U.S. dollars and other currencies did not meet the hedging criteria for accounting purposes; consequently, changes in the fair value were recorded in the consolidated results as part of the comprehensive financing result. The notional amount of those forward agreements to purchase foreign currency maturing in 2009 is Ps. 799. For the years ended December 31, 2008 and 2007, the net effect of expired contracts that did not meet the hedging criteria for accounting purposes was a loss of Ps. 706 and a gain of Ps. 22, respectively, included as a fair value (loss) gain on derivative financial instruments.

d) Cross Currency Swaps:
As of December 31, 2008 the Company has certain cross currency swap instruments with the purpose to reduce its exposure risks of exchange rate and interest rate fluctuations associated with its borrowings denominated in U.S. dollars and other foreign currencies, which do not meet the criteria for hedge accounting purposes. Consequently changes in the estimated fair value were recorded in the comprehensive financing result. The table below shows the characteristics of these instruments:

	Maturity		Notional		Fair
	Date		Amount		Value
Mexican pesos to U.S. dollars	2011	Ps.	1,483	Ps.	343
Mexican pesos to U.S. dollars	2012		357		126
		Ps.	1,840	Ps.	469

For the year ended December 31, 2008, the net effect of these instruments as of the date of the financial statements was a loss of Ps. 224.

e) Commodity Price Contracts:

The Company entered into commodity price contracts to hedge the variations in the cost of sugar. The fair value of these contracts is estimated based on market prices to terminate them at the closing date. The result of the commodity future contracts was a loss of Ps. 68, Ps. 24 and Ps. 55 during the years ended December 31, 2008, 2007 and 2006, respectively, which was recorded in results of operations. The notional amounts of this contract are Ps. 906 and Ps. 244 as of December 31, 2008 and 2007, respectively.

f) Embedded Derivative Financial Instruments:

The Company has determined that certain leasing contracts denominated in U.S. dollars host embedded derivative financial instruments. Changes in the fair value were recorded in fair value (loss) gain on derivative financial instruments.

For the years ended December 31, 2008, 2007 and 2006, the net effect of fair value of such instruments was a loss of Ps. 53, Ps. 8 and Ps. 7, respectively.

g) Book Values of Derivative Financial Instruments.

The Company maintains the following positions in derivative financial instruments as of December 31, 2008 and 2007 as follows:

Derivative Financial Instruments		2008		2007
Interest rate and cross currency swaps	Ps.	12	Ps.	66
Forward agreements to purchase foreign currency		380		10
Interest rate swaps		8		97
		400		173
Short-term embedded derivative financial instruments		7		21
Short-term assets (Note 8)	Ps.	407	Ps.	194
Long-term embedded derivative financial instruments	Ps.	4	Ps.	16
Long-term assets (Note 12)	Ps.	4	Ps.	16
Interest rate and cross currency swaps	Ps.	480	Ps.	9
Forward agreements to purchase foreign currency		605		–
Interest rate swaps		57		114
	Ps.	1,142	Ps.	123
Short-term embedded derivative financial instruments		9		1
Short-term liabilities	Ps.	1,151	Ps.	124
Long-term embedded derivative financial instruments	Ps.	19
Long-term liabilities	Ps.	19

20. Minority Interest in Consolidated Subsidiaries.

		2008		2007
Mexico	Ps.	1,417	Ps.	1,403
Colombia		20		61
Brazil		266		177
	Ps.	1,703	Ps.	1,641

Intangible assets for territories recorded in Mexico corresponding to the Brazil territory were assigned the portion respective to minority interest. The balance of minority interest at December 31, 2008 and 2007 aggregates Ps. 332 and Ps. 314, respectively.

21. Stockholders’ Equity.

As of December 31, 2008 and 2007 the capital stock of Coca-Cola FEMSA was comprised of 1,846,530,201 common shares, without par value. Fixed capital amounts to Ps. 821 (nominal value) and the variable capital is unlimited. The characteristics of the common shares are as follows:

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
  Series “L” shares have no foreign ownerships restrictions and have limited voting and other corporate rights.

As of December 31, 2008 and 2007, Coca-Cola FEMSA’s capital stock is comprised as follows:

Thousands
Series of shares	of Shares
A	992,078
D	583,546
L	270,906
Total	1,846,530

The restatement of stockholders’ equity for inflation is allocated to each of the various stockholders’ equity accounts, as follows:

				2008
		Historical				Restated
		Value		Restatement		Value
Capital stock	Ps.	821	Ps.	2,295	Ps.	3,116
Additional paid-in capital		9,593		3,627		13,220
Retained earnings from prior years		27,935		6,000		33,935
Net majority income		5,481		117		5,598
Accumulated other comprehensive income (loss)		44		–		44

				2007
		Historical				Restated
		Value		Restatement		Value
Capital stock	Ps.	821	Ps.	2,295	Ps.	3,116
Additional paid-in capital		9,706		3,627		13,333
Retained earnings from prior years		22,441		5,489		27,930
Net majority income		6,714		194		6,908
Accumulated other comprehensive income (loss)		(2,189)		42		(2,147)

The net income of the Company is not subject to the legal requirement that 5% thereof be transferred to a legal reserve since such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to stockholders during the existence of the Company, except as a stock dividend. As of December 31, 2008, this reserve for Coca-Cola FEMSA amounted to Ps. 164 (nominal value).

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

Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. This tax may be credited against the income tax of the year in which the dividends are paid and in the following two years against the income tax and estimated tax payments. As of December 31, 2008, Coca-Cola FEMSA’s balances of CUFIN amounted to Ps. 3,346.

At an ordinary stockholders’ meeting of Coca-Cola FEMSA held on April 8, 2008, the stockholders approved a dividend of Ps. 945 that was paid in May 2008.

At an ordinary stockholders’ meeting of Coca-Cola FEMSA held on March 27, 2007, the stockholders approved a dividend of Ps. 831 that was paid in May 2007.

At an ordinary stockholders’ meeting of Coca-Cola FEMSA held on March 8, 2006, the stockholders approved a dividend of Ps. 743 that was paid in June 2006.

22. Net Majority Earnings per Share.

This represents the net majority earnings corresponding to each share of the Company’s capital stock, computed on the basis of the weighted average number of shares outstanding during the period of 1,846,530,201 in each of the three years ended December 31, 2008, 2007 and 2006.

23. Tax System.

a) Income Tax:

Income tax is computed on taxable income, which differs from net income from accounting purposes principally due to the treatment of the comprehensive financing result, the cost of labor liabilities, depreciation and other accounting provisions. The tax loss may be carried forward and applied against future taxable income.

For the year ended December 31, 2008, the statutory income tax rates applicable in the countries where the Company operates, the years in which tax loss carryforwards may be applied and the open periods that remain subject to examination are as follows:

	Statutory	Expiration	Open
	Tax Rate	(years)	Period (years)
Mexico	28%	10	5
Guatemala	31%	N/A	4
Nicaragua	30%	3	4
Costa Rica	30%	3	4
Panama	30%	5	3
Colombia	33%	8	2
Venezuela	34%	3	4
Brazil	34%	Indefinite	6
Argentina	35%	5	5

The statutory income tax rate in Mexico was 28% for 2008 and 2007 and 29% for 2006.

In Colombia, tax losses may be carried forward eight years and they are limited to 25% of the taxable income of each year. Additionally, the statutory tax rate of Colombia decreases from 38.5% in 2006 to 34% in 2007 and 33% in 2008, and the 5% tax imposed on dividends was eliminated in 2006.

In Brazil, tax losses may be carried forward for an indefinite period but cannot be restated and are limited to 30% of the taxable income of each year.

b) Tax on Assets:

Through 2006, the Mexican tax on assets was computed at an annual rate of 1.8% based on the average of certain assets at tax restated value less certain liabilities. On January 1, 2007, the tax on assets rate was reduced from 1.8% to 1.25% and also the deduction of liabilities was eliminated in order to determine the tax to be paid. Effective 2008, the tax on assets has disappeared in Mexico and it was replaced by the Business Flat Tax (Impuesto Empresarial a Tasa Única, “IETU”; (Note 23 C)). The amounts paid of tax on assets corresponding to previous periods to the IETU introduction, can be creditable against the income tax generated during the period, only if the income tax is higher than the IETU generated in the same period, to the extent equivalent to 10% of the lesser tax on asset paid during 2007, 2006 or 2005.

The operations in Guatemala, Nicaragua, Colombia and Argentina are also subject to a minimum tax, which is based primarily on a percentage of assets. Any payments are recoverable in future years, under certain conditions.

c) Business Flat Tax (“IETU”):

Effective 2008, the IETU came into effect in Mexico and replaced the Tax on Assets. IETU functions are similar to an alternative minimum corporate income tax, except that amounts paid cannot be credited against future income tax payments. The tax payable will be the higher between the IETU or the income tax liability computed under the Mexican income tax law. The IETU applies to individuals and corporations, including permanent establishments of foreign entities in Mexico, at a rate of 17.5% beginning in 2010. The rates for 2008 and 2009 are 16.5% and 17.0%, respectively. The IETU is calculated under a cash-flow basis, whereby the tax base is determined by reducing cash proceeds with certain deductions and credits. In the case of income derived from export sales, where cash on the receivable has not been collected within 12 months, income will be deemed received at the end of this 12-month period. In addition, as opposed to Income Tax (ISR) which allows for fiscal consolidation, companies that are subject to the payment of IETU are required to file their returns on an individual basis.

Based on its financial projections for purposes of its Mexican tax returns, the Company expects to pay corporate income tax in the future and does not expect to pay IETU. As such, the enactment of IETU did not impact the Company’s consolidated financial position or results of operations, as it only recognizes deferred income tax.

d) Deferred Income Tax:

The temporary differences that generated deferred income tax liabilities (assets) are as follows:

Deferred Income Taxes		2008		2007
Inventories	Ps.	4	Ps.	62
Property, plant and equipment (1)		2,077		1,822
Investments in non-consolidated associates		(4)		11
Intangible and other assets		643		975

Labor obligations		(196)		(103)
Tax loss carryforwards		(1,117)		(776)
Other deferred liabilities		(1,717)		(1,865)
Deferred tax (asset) liability		(310)		126
Valuation allowance for deferred tax assets for unrecoverable tax losses		45		99
Valuation allowance for deferred assets of doubtful recovery		699		–
Deferred income tax, net		434		225
Deferred income tax asset recoverable		1,246		1,255
Deferred income tax payable	Ps.	1,680	Ps.	1,480
(1) Includes breakage of returnable bottles and cases

Since January 2008, in accordance with NIF B-10, “Effects of Inflation,” in Mexico the application of inflationary accounting is suspended. However, for tax purposes, the balance of fixed assets is restated through the application of the National Consumer Price Index (INPC). For this reason, the difference between accounting and taxable values will increase, generating a deferred tax.

The changes in the balance of the net deferred income tax are as follows:

		2008		2007
Beginning balance	Ps.	225	Ps.	(382)
Provision for the year		(1,153)		294
Change in the statutory income tax rate		–		(6)
Restatement effect in inflationary countries		(9)		–
Accumulated other comprehensive income (loss) items
(recorded in stockholders’ equity)		1,371		319
Ending balance	Ps.	434	Ps.	225

e) Provision for the year:

		2008		2007		2006
Current income tax	Ps.	3,639	Ps.	3,047	Ps.	2,308
Deferred income tax		(812)		294		286
Benefits of tax loss carry forwards		(341)		-		-
Change in the statutory income tax rate		–		(5)		(39)
Income tax	Ps.	2,486	Ps.	3,336	Ps.	2,555

Domestic and foreign components of pre-tax income and income tax for the year ended December 31, 2008 are as follows:

		Mexico		Foreign		Total
Income before income taxes	Ps.	4,902	Ps.	3,410	Ps.	8,312
Current income tax		1,925		1,714		3,639
Deferred income tax		(1,115)		(38)		(1,153)

f) Tax Loss Carryforwards and Recoverable Asset Tax:

As of December 31, 2008, subsidiaries in Mexico, Panama, Colombia, Venezuela and Brazil, have tax loss carryforwards and/or recoverable asset tax. The expiration dates of such amounts are as follows:

		Tax Loss		Recoverable
Year		Carryforwards		Tax on Assets
2009	Ps.	2	Ps.	–
2010		–		–
2011		–		–
2012		–		–
2013		100		–
2014		232		–
2015		1		–
2016		–		1
2017 and thereafter		2,128		29
No expiration (Brazil Note 23 a)		1,257		–
	Ps.	3,720	Ps.	30

Due to the uncertainty related to the future realization of certain tax loss carryforwards, the Company created a valuation allowance for the related amounts. The changes in the valuation allowance which reduce the related deferred tax asset are as follows:

		2008		2007
Initial balance	Ps.	99	Ps.	220
Cancellation of provision		(51)		(76)
Restatement of the initial balance		(3)		(45)
Ending balance	Ps.	45	Ps.	99

g) Reconciliation of Mexican Statutory Income Tax Rate to Consolidated Effective Income Tax Rate:

	2008	2007	2006
Mexican statutory income tax rate	28.00%	28.00%	29.00%
Income tax from prior years	0.12	0.04	(0.66)
Gain from monetary position	(2.22)	(2.70)	(3.91)
Annual inflation adjustment	3.69	1.92	3.30
Non-deductible expenses	2.64	1.36	2.13
Non-taxable income	(0.62)	–	–
Income taxed at other than Mexican statutory rate	3.69	2.49	2.01
Effect of restatement of tax values	(2.21)	–	–
Changes in valuation allowance for tax losses	(0.42)	–	–
Effect of change in statutory rate	–	(0.06)	0.49
Other (1)	(2.77)	0.90	(0.63)
Consolidated effective income tax rate	29.90%	31.95%	31.73%
(1) Includes the restatement of prior years.

24. Contingencies and Commitments.

a) Contingencies Recorded in the Consolidated Balance Sheet:

The Company has various loss contingencies, and reserves have been recorded as other liabilities in those cases where the Company believes an unfavorable resolution is probable. Most of these loss contingencies were recorded as a result of the business acquisitions. The following table presents the nature and amount of the loss contingencies recorded as other long-term liabilities as of December 31, 2008 and 2007:

		2008		2007
Tax	Ps.	953	Ps.	1,194
Legal		243		249
Labor		880		341
Total	Ps.	2,076	Ps.	1,784

Changes in contingencies are as follows:

		2008		2007
Initial balance	Ps.	1,784	Ps.	1,755
Penalties and other charges		50		128
New contingencies (1)		947		282
Cancellation and expiration		(189)		(118)
Payments		(472)		(158)
Restatement of the initial balance		(44)		(105)
Ending balance	Ps.	2,076	Ps.	1,784
(1) Includes contingencies resulting from the acquisition of REMIL.

At December 31, 2008 and 2007, the tax contingencies include Ps. 275 and Ps. 294, respectively, related to income tax. During 2008, the variance on these balances corresponds to interest and monetary fluctuation by Ps. 29 and payments by Ps. 48.

b) Unsettled Lawsuits:

The Company is party to a number of tax, legal and labor lawsuits that have arisen throughout the normal course of its business and which are common in its industry. The estimated amount of these lawsuits is Ps. 204. These contingencies were assessed by legal counsel as less than probable but more than remote of being settled against the Company. However the Company believes that the ultimate resolution of such legal proceedings will not have a material adverse effect on its consolidated financial position or result of operations.

In recent years, its Mexican, Costa Rican and Brazilian territories have been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where the Company operates. The Company does not expect a significant liability derived from these contingences.

c) Collateralized Contingencies:

As is customary in Brazil, the Company has been requested by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 1,853 and Ps. 1,172 as of December 31, 208 and 2007, respectively, by pledging fixed assets and taking out bonds that cover such contingencies.

d) Commitments:

As of December 31, 2008, the Company has capital and operating lease commitments for the leasing of production machinery and equipment, distribution equipment and computer equipment.

The contractual maturities of the lease commitments by currency, expressed in Mexican pesos as of December 31, 2008, are as follows:

		Mexican				Other
		Pesos		US Dollars		Currencies
2009	Ps.	133	Ps.	615	Ps.	74
2010		128		3		77
2011		121		–		21
2012		124		–		–
2013 and thereafter		805		–		–
Total	Ps.	1,311	Ps.	618	Ps.	172

Rental expense charged to operations amounted to approximately Ps. 438, Ps. 411 and Ps. 350 for the years ended December 31, 2008, 2007 and 2006, respectively.

25. Information by Segment.

Information by segment is presented considering the geographic areas in which the Company operates and is presented based on the financial information used for management's decision making. As of the first quarter of 2008, the Company elected to aggregate certain operating segments, given the way management analyzes and evaluates the internal discrete financial information it receives regarding such operating segments. Accordingly, the Company reports four segments: (i) Mexico; (ii) Venezuela; (iii) Latincentro, which aggregates Colombia and Central America; and (iv) Mercosur, which aggregates Brazil and Argentina.

In determining the appropriateness of aggregation, the Company analyzed and concluded that the respective segments are similar in terms of their economic characteristics, as well as with respect to the nature of the products they sell, their production processes, their methods of distribution, and the class of customer to whom they sell. Accordingly, management determined that such aggregation was appropriate. Segment information for 2007 and 2006 was retroactively adjusted for consistency with 2008.

	Total	Income from	Capital	Long-term	Total
2008	Revenue	Operations	Expenditures	Assets	Assets

Mexico	Ps. 33,799	Ps. 6,715	Ps. 1,926	Ps. 44,830	Ps. 53, 238
Latincentro (1)	12,791	2,370	1,209	16,160	18,437

Venezuela	15,182	1,289	715	6,895	9,537
Mercosur (2)	21,204	3,321	952	12,081
					16,746
Consolidated	Ps. 82,976	Ps. 13,695	Ps. 4,802	Ps. 79,966	Ps. 97,958

	Total	Income from	Capital	Long-term	Total
2007	Revenue	Operations	Expenditures	Assets	Assets

Mexico	Ps. 32,550	Ps. 6,598	Ps. 1,945	Ps. 44,894	Ps. 53,334
Latincentro (1)	11,741	1,967	971	13,254	15,072

Venezuela	9,785	575	(9)	4,159	6,148
Mercosur (2)	15,175	2,346	775	7,410
					12,624
Consolidated	Ps. 69,251	Ps. 11,486	Ps. 3,682	Ps. 69,717	87,178

Ps.

	Total	Income from	Capital
2006	Revenue	Operations	Expenditures

Mexico	Ps. 31,540	Ps. 6,657	Ps. 1,521
Latincentro (1)	11,018	1,545	664
Venezuela	7,993	210	221
Mercosur	13,495	1,881	457
Consolidated	Ps. 64,046	Ps. 10,293	Ps. 2,863

(1) Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.
(2) Includes Brazil and Argentina.

26. Differences Between Mexican FRS and U.S. GAAP.

As discussed in Note 2, the consolidated financial statements of the Company are prepared in accordance with Mexican FRS, which differs in certain significant respects from U.S. GAAP. A reconciliation of the reported net income, stockholders’ equity and comprehensive income to U.S. GAAP is presented in Note 27.

The principal differences between Mexican FRS and U.S. GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below.

a) Restatement of Prior Year Financial Statements:

Under US GAAP, the Company applies the regulations of the Securities and Exchange Commission of the United States of America (“SEC”), which allowed to the Company to not reconcile prior years’ financial statements for inflation through December 31, 2007 because they were comprehensively restated in constant units of the reporting currency.

Beginning on January 1, 2008, in accordance with NIF B-10, the Company discontinued inflationary accounting for subsidiaries that operate in non-inflationary economic environments. The cumulative effect of previously realized and unrealized results of holding non-monetary assets (RETANM) of previous periods was reclassified to retained earnings as described in Note 2 b). This reclassification does not result in a difference to reconcile for U.S. GAAP purposes since those amounts are ultimately recognized in the Company’s financial statements.

Beginning in 2008, as a result of discontinuing inflationary accounting for subsidiaries that operate in non-inflationary economic environments, the financial statements are no longer considered to be presented in a reporting currency that comprehensively includes the effects of price level changes; therefore, the effects of inflation generated beginning in 2008 result in a difference to be reconciled for US GAAP purposes.

b) Classification Differences:

Certain items require a different classification in the balance sheet or income statement under U.S. GAAP. These include:

  As explained in Note 4 c), under Mexican FRS, advances to suppliers are recorded as inventories. Under U.S. GAAP advances to suppliers are classified as prepaid expenses;
  The gains or losses on the disposition of fixed assets, all severance payments associated with an ongoing benefit and amendments to pension plan, financial expenses from labor liabilities and employee profit sharing are recorded as part of operating income under U.S. GAAP;
  Under Mexican FRS, deferred taxes are classified as non-current, while under U.S. GAAP they are based on the classification of the related asset or liability or their estimated reversal date when not associated with an asset or liability; and
  Under Mexican FRS, restructuring costs are recorded as other expenses. For U. S. GAAP purposes, such restructuring costs are recorded as operating expenses.

c) Deferred Promotional Expenses:

As explained in Note 4 e), for Mexican FRS purposes, the promotional costs related to the launching of new products or presentations are recorded as prepaid expenses. For U.S. GAAP purposes, such promotional costs are expensed as incurred.

d) Intangible Assets:

According to Mexican FRS, in 2003 the amortization of indefinite-lived intangible assets was discontinued. For U.S. GAAP purposes, since 2002 indefinite-lived intangible assets are no longer subject to amortization.

As a result of the adoption of SFAS No. 142, the Company performed an initial impairment test as of January 1, 2002 and found no impairment. Subsequent impairment tests are performed annually by the Company, if events or changes in circumstances between annual tests indicate that the asset might be impaired.

e) Restatement of Imported Equipment:

Through December 2007, the Company restated imported machinery and equipment applying the inflation rate and exchange rate of the country of origin; then the Company translated those amounts into Mexican pesos using the period-end rate.

As explained in Note 2 b), on January 1, 2008, the company adopted NIF B-10, “Inflation Effects” which establishes that imported machinery and equipment are recorded using the exchange rate of the acquisition date. Subholding Companies that operate in inflationary economic environments have to restate those assets by applying the inflation rate of the country where the asset is acquired. The change in this methodology did not impact significantly the consolidated financial position of the Company (see Note 2 b).

f) Capitalization of the Integral Result of Financing:

Through December 2006, the Company did not capitalize the integral result of financing, which was previously optional under Mexican FRS. On January 1, 2007, NIF D-6, “Capitalization of Integral Result of Financing” went into effect. This standard establishes that the integral result of financing generated as a result of loans obtained to finance investment projects must be capitalized as part of the cost of long-term assets that require a substantial period of time for their intended use, among other conditions listed by NIF D-6. This standard does not require retrospective application. The adoption of this standard did not have an impact on the Company’s consolidated financial position or results of operations according to Mexican FRS.

In accordance with SFAS No. 34, “Capitalization of Interest Cost,” if interest expense, net of monetary position result, is incurred during the construction of qualifying assets, capitalization is required for all assets that require a period of time to prepare them for their intended use. The interest expense capitalized, net of depreciation of the year of its capitalization, incurred to bring qualifying assets to the condition for its intended use was Ps. 40, Ps. 17 and Ps. 45 for the years ended on December 31, 2008, 2007 and 2006, respectively.

A reconciling item for the capitalization of a portion of the interest expense is included in the U.S. GAAP reconciliation of the net income and stockholders’ equity. The weighted average interest rate of outstanding debt to finance qualifying assets is applied to the balance of construction in progress to determine the amount to be capitalized.

g) Fair Value Measurements:

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which establishes a framework for measuring fair value providing a consistent definition of fair value that focuses on exit price and prioritizes, within a measurement of fair value, the use of market based inputs over company specific inputs. SFAS 157 expands the disclosure requirements and establishes a three level hierarchy for fair value measurements on the observable inputs to the valuation of an asset or liability at the measurement date. This standard requires a company to consider its own nonperformance risk when measuring liabilities carried at fair value, including derivative financial instruments. However, in February 2008, the FASB released a FASB Staff Position (FSP FAS 157-2 Effective Date of FASB Statement No. 157) which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For all other assets and liabilities, this statement is effective on January 1, 2009.

SFAS No. 157 establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs are fully described in Note 19.

The Company’s adoption of SFAS 157 did not have a material impact on the Company’s consolidated financial statements. The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date as shown in Note 19.

The Company is exposed to counterparty credit risk on all derivative financial instruments. Because the amounts are recorded at fair value, the full amount of the Company’s exposure is the carrying value of these instruments. Credit risk is monitored through established approval procedures, which consider grading counterparties periodically in order to offset the net effect of counterparty’s credit risk. As a result the Company only enters into derivative transactions with well – established financial institutions and estimates that such risk is minimal.

Statement of Financial Accounting Standards No 159, The Fair Value Option for Financial Assets and Financial Liabilities, (“SFAS 159”) allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument by instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, SFAS 159 specifies that the unrealized gains and losses for that instrument be reported in earnings at each subsequent reporting date. This statement is effective for the Company on January 1, 2008. The Company did not elect to adopt fair value option to any of its outstanding instruments; therefore, it did not have any impact on its consolidated financial statements.

In accordance with Statement of Financial Accounting Standards No. 107 (“SFAS 107”), disclosures about fair value of financial instruments, it is necessary to provide information about fair value of certain financial instruments for which it is practicable to estimate it. The Company estimates that carrying amounts of cash and cash equivalents, accounts receivable, interest payable, suppliers, accounts payable and other current liabilities approximate to their fair value due to their short maturity.

h) Deferred Income Taxes, Employee Profit Sharing and Uncertain Tax Positions:

The Company calculates its deferred income taxes and employee profit sharing in accordance with SFAS No. 109, “Accounting for Income Taxes,” for U.S. GAAP purposes, which differs from Mexican FRS as follows:

  Under Mexican FRS, the effects of inflation on the deferred taxes balance generated by monetary items are recognized in the result of monetary position of inflationary economic environments, and for all deferred tax balances in prior years. Under U.S. GAAP, the deferred taxes balance is classified as a non-monetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain or loss on monetary position and deferred income taxes provision;
  Under Mexican FRS, deferred employee profit sharing is calculated according to the assets and liabilities method which is the same as the method used for deferred income taxes for U.S. GAAP. Employee profit sharing is deductible for Mexican income taxes purposes. This deduction reduces the payments of income taxes in subsequent years. For Mexican FRS purposes, the Company did not record a tax reduction for deferred employee profit sharing, because it is not expected to materialize; and
  The differences in restatement of imported machinery and equipment, capitalization of the interest expenses, promotional expenses, employee profit sharing and employee and benefits explained in Note 26 e), f), c),h) and i), generate a difference when calculating the deferred income taxes under US GAAP compared to that presented under Mexican FRS (see Note 23 d).

The reconciliation of deferred income tax and employee profit sharing, as well as the changes in the balances of deferred taxes, are as follows:

Reconciliation of Deferred Income Tax, net	2008	2007

Deferred income tax liability under Mexican FRS, net	Ps. 434	Ps. 225
U.S. GAAP adjustments:
Fixed assets	(152)	298
Intangible assets	(245)	-
Inventories	(14)
Deferred charges	(30)	-
Tax deduction for deferred employee profit sharing	(20)	(64)
Deferred promotional expenses	(46)	(14)
Pension liability	(64)	(15)
Seniority premiums	(4)	(2)
Severance indemnities	(42)	(68)

Total U.S. GAAP adjustments	(617)	135

Deferred income tax net liability, under U.S. GAAP	Ps. 183	Ps. 360

The balance of deferred income tax under U.S. GAAP includes the corresponding current asset portion for an amount of Ps. 854 and Ps. 501, as of December 31, 2008 and 2007, respectively.

Changes in the Balance of Deferred Income Tax	2008	2007

Initial liability balance	Ps. 360	Ps. (161)
Provision for the year	(1,634)	224
Other comprehensive income	1,091	297

Ending liability balance	Ps. 183	Ps. 360

Reconciliation of Deferred Employee Profit Sharing	2008	2007

Deferred employee profit sharing under Mexican FRS	Ps. -	Ps. -
U.S. GAAP adjustments:
Inventories	8	18
Property, plant and equipment, net	155	458
Deferred charges	8	(19)
Labor liabilities	(63)	(64)
Severance indemnities	(16)	(24)
Other reserves	(21)	(139)

Total U.S. GAAP adjustments	71	230

Deferred employee profit sharing net liability, under U.S. GAAP	Ps. 71	Ps. 230

The balance of deferred employee profit sharing under U.S. GAAP includes the corresponding current asset portion for an amount of Ps. 34 and Ps. 161, as of December 31, 2008 and 2007, respectively.

Changes in the Balance of Deferred Employee Profit Sharing	2008	2007

Initial liability balance	Ps. 230	Ps. 264
Provision for the year	(95)	(31)
Other cumulative comprenhensive income	(64)	(3)

Ending liability balance	Ps. 71	Ps. 230

In June 2006, FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS Statement No. 109,” or “FIN No. 48,” was issued and became effective as of January 1, 2007. FIN No. 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in a company’s financial statements with SFAS No. 109, “Accounting for Income Taxes.” FIN No. 48 requires a company to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN 48 became effective for fiscal years beginning after December 15, 2006 for public entities and their subsidiaries. The Company adopted FIN 48 as of January 1, 2007, as required. The provisions of FIN 48 were applied to all tax positions under SFAS No. 109 upon initial adoption. The impact of adopting this interpretation was not material to the Company’s consolidated financial position, results of operations or cash flows.

i) Employee Benefits:

On January 1, 2008, the Company adopted NIF D-3 “Employee Benefits” under Mexican FRS. This standard eliminates the recognition of the additional labor liability resulting from the difference between actual benefits and the net projected liabilities, establishes a maximum of 5 years to amortize the beginning balance of past labor costs of pension plans and severance indemnities and requires the recording of actuarial gains or losses of severance indemnities as part of the income from operations during the period when those are incurred. The adoption of NIF D-3 generates a difference in the unamortized net transition obligation and in the amortization expense of pension plans and severance indemnities. SFAS No.158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement plans-an amendment of FASB Statements No. 87, 88, 106 and 132(R)” establishes the same criteria to fully recognize as an asset or liability the overfunded or underfunded status of defined pension and other postretirement benefit plans as NIF D-3.

The adoption of NIF B-10 for Mexican FRS, required the application of real rates for inflationary economic environments and nominal rates for non-inflationary economic environments in actuarial calculations. The Company uses the same criteria for interest rates for both U.S. GAAP and Mexican FRS.

In 2006, the Company adopted SFAS 158. The impact of adoption, including the interrelated impact on the minimum pension liability, resulted in a (decrease) increase in total liabilities and an (increase) decrease in stockholders’ equity reported under U.S. GAAP of Ps. (62) and Ps. 10, respectively. Prior to the adoption of SFAS No.158, there was no difference in the liabilities for seniority premium and postretirement medical benefits between Mexican FRS and U.S. GAAP.

The reconciliation of the pension cost for the year and related labor liabilities is as follows:

Net Pension Cost	2008	2007	2006

Net pension cost recorded under Mexican FRS	Ps. 129	Ps. 105	Ps. 72
U.S. GAAP adjustments:
Amortization of unrecognized transition obligation	1	1	2
Amortization of prior service cost	1	1	-
Amortization of net actuarial loss	(4)	(1)	-
Restatement of prior year financial statements	-	-	(3)

Net pension cost under U.S. GAAP	Ps. 127	Ps. 106	Ps. 71

Pension Liability	2008	2007

Pension liability under Mexican FRS	Ps. 623	Ps. 631
U.S. GAAP adjustments:
Unrecognized net transition obligation	-	-
Unrecognized prior service	220	230
Unrecognized net actuarial loss	(8)	(131)
Additional labor liability in cumulative other comprehensive income	-	(108)

Pension liability under U.S. GAAP	Ps. 835	Ps. 622

The reconciliation of the net severance indemnity cost and severance indemnity liability is as follows:

Net Severance Indemnity Cost	2008	2007	2006

Net severance indemnity cost under Mexican FRS	Ps. 289	Ps. 58	Ps. 79
U.S. GAAP adjustments:
Amortization of unrecognized transition obligation	(36)	49	61
Amortization of prior service cost	(17)	-	-
Amortization of net actuarial loss	(228)	-	-
Restatement of prior year financial statements	-	-	(6)

Net severance indemnity cost under U.S. GAAP	Ps. 8	Ps. 107	Ps. 134

Severance Indemnity Liability	2008	2007

Severance indemnity liability under Mexican FRS	Ps. 250	Ps. 290
U.S. GAAP adjustments:
Unrecognized net transition obligation	142	148
Unrecognized net actuarial loss	-	147
Cancellation of the additional labor liability recorded under Mexican FRS	-	(277)

Severance indemnity liability under U.S. GAAP	Ps. 392	Ps. 308

The reconciliation of the seniority premiums liability is as follows:

Seniority Premiums Cost	2008	2007	2006

Net seniority premiums cost under Mexican FRS	Ps. 35	Ps. 15	Ps. 13
U.S. GAAP adjustments:
Amortization of unrecognized net actuarial loss	(15)	-	-

Net seniority premiums cost under U.S. GAAP	Ps. 20	Ps. 15	Ps. 13

Seniority premiums liability	2008	2007

Seniority premiums liability under Mexican FRS	Ps. 63	Ps. 72
U.S. GAAP adjustments:
Unrecognized net actuarial loss	15	6

Seniority premiums liability under U.S. GAAP	Ps. 78	Ps. 78

Estimates of the unrecognized items expected to be recognized as components of net periodic pension cost during 2009 are shown in the table below:

	Pension and
	Retirement	Seniority
	Plans	Premiums

Actuarial net (gain) loss and prior service cost recognized in Other Cumulative Income (OCI) during the year	Ps. (67)	Ps.	5
Actuarial net loss and prior service recognized as component of net periodic pension cost	6		3
Net transition liability recognized as component of net periodic pension cost	1		-
Actuarial net (gain) loss, prior service cost (credit) and transition liability included in accumulated OCI	(128)		15
Estimate to be recognized as a component of net periodic pension cost over the following fiscal year:
Net transition obligation	1		-
Prior service cost	11		-
Actuarial loss	2		2

j) Colombia Minority Acquisition:

In 2006 the Company indirectly acquired an additional equity interest in Colombia. According to Mexican standard NIF Bulletin B-7, “Business Acquisitions,” this is a transaction between existing shareholders that does not impact the net assets of the Company, and the payment in excess of the book value of the shares acquired is recorded in stockholders’ equity as a reduction of additional paid-in capital. Under U.S. GAAP, SFAS No. 141, “Business Combinations,” establishes that purchases of minority interest represent a “step acquisition” that must be recorded utilizing the purchase method, whereby the purchase price is allocated to the proportionate fair value of assets and liabilities acquired. The purchase price allocation for this acquisition has been completed, and the allocation period was closed. The Company recorded in the net income of 2008 a loss of Ps. 113 due this transaction. The Company did not recognize any goodwill as a result of this acquisition.

k) Minority Interest:

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

The U.S. GAAP adjustments disclosed in Note 27 a) and b) are calculated on a consolidated basis. Therefore, the minority interest effects (which are not significant) are presented as a separate line item to obtain net income and stockholders’ equity.

l) Statement of Cash Flows:

In 2008, the Company adopted NIF B-2 "Statement of Cash Flows" which is similar to SFAS No. 95, "Statement of Cash Flows," except for the presentation of restricted cash, different presentation of interest costs, and certain other supplemental disclosures.

For prior years, the Company presented a consolidated statement of changes in financial position in accordance with NIF Bulletin B-12, “Statement of Changes in Financial Position,” which differs from the cash flows presentation. Bulletin B-12 identified the generation and application of resources by the differences between beginning and ending balance sheet items presented in constant Mexican pesos. Bulletin B-12 also required that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operating activities.

m) Bonus Program:

For US GAAP, the cost of the equity instruments is measured based on the fair value of the instruments on the date they are granted (the Company’s shares) or, in the case of "liability awards" (FEMSA shares) based on a re-measurement of the award to fair value at each balance sheet date.

All shares held in trust are considered outstanding for earnings per share purposes and dividends on shares held by the trusts are charged to retained earnings.

As of December 31, 2008 and 2007, the number of shares held by the trust is as follows:

	Number of Shares

	KOF L

	2008	2007

Beginning balance	1,663,746	1,158,472
Shares granted to executives	1,267,490	819,430
Shares released from trust to executives upon vesting	(460,161)	(295,579)
Forfeitures	-	(18,577)
Ending balance	2,471,075	1,663,746

The fair value the shares held by the trust as of the end of December 31, 2008 and 2007 was Ps. 148.8 and Ps 89.3 based on quoted market prices of those dates.

n) Financial Information Under U.S. GAAP:

Consolidated Balance Sheets	2008	2007

ASSETS
Current Assets:
Cash and cash equivalents	Ps. 6,192	Ps. 7,542
Accounts receivable	5,240	4,706
Inventories	4,194	3,338
Recoverable taxes	942	450
Investments in shares available for sale	-	684
Other current assets	1,229	697
Deferred income tax and employee profit sharing	888	651

Total current assets	18,685	18,068

Investments in shares	1,797	1,476
Property, plant and equipment	27,968	24,678
Intangible assets, net	46,580	42,504
Other assets	1,245	572
Deferred income tax and employee profit sharing	1,698	1,284

TOTAL ASSETS	Ps. 97,973	Ps. 88,582

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank loans	Ps. 2,003	Ps. 1,062
Interest payable	267	274
Current maturities of long-term debt	4,116	3,752
Suppliers	7,790	6,100
Taxes payable	1,877	1,861
Accounts payable	3,288	2,545
Other liabilities	1,993	603
Deferred income tax and employee profit sharing	11	47

Total current liabilities	21,345	16,244

Long-Term Liabilities:
Bank loans and notes payable	12,455	14,102
Deferred income tax and employee profit sharing	2,463	2,478
Labor liabilities	1,305	1,008
Contingencies	2,076	1,784
Other liabilities	1,861	1,841

Total long-term liabilities	20,160	21,213

Total liabilities	41,505	37,457
Minority interest in consolidated subsidiaries	1,707	1,653
Stockholders’ equity	54,761	49,472

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	Ps. 97,973	Ps. 88,582

Consolidated Income Statements	2008	2007	2006

Net sales	Ps. 80,595	Ps. 68,969	Ps. 59,702
Other operating revenues	504	162	238

Total revenues	81,099	69,131	59,940
Cost of sales	43,490	36,118	31,426

Gross profit	37,609	33,013	28,514

Operating expenses:
Administrative	3,954	3,810	3,536
Selling	21,532	18,462	15,635
Restructuring	28	-	594
Market value loss of derivative financial instruments	959	(114)	117

	26,473	22,158	19,882

Income from operations	11,136	10,855	8,632
Interest expense	1,961	2,118	2,176
Interest income	(427)	(613)	(327)
Foreign exchange loss (gain), net	1,477	(99)	238
Gain on monetary position	-	(1,007)	(1,054)

	3,011	399	1,033
Other expenses (income), net	440	241	(124)

Income before income taxes	7,685	10,215	7,723
Income taxes	1,987	3,272	2,420

Income before minority interest and participation in affiliated companies	5,698	6,943	5,303
Minority interest in results of consolidated subsidiaries	(231)	(188)	(176)
Participation in affiliated companies	104	10	(23)

Net income	Ps. 5,571	Ps. 6,765	Ps. 5,104
Other comprehensive income	1,320	1,768	1,023

Comprehensive income	Ps. 6,891	Ps. 8,533	Ps. 6,127

Net income per share	Ps. 3.02	Ps. 3.66	Ps. 2.76

Consolidated Cash Flows (1)	2008	2007	2006

Cash flows from operating activities:
Net income	Ps. 5,571	Ps. 6,765	Ps. 5,104
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:
Minority interest	344	188	176
Inflation effect	-	(1,299)	(846)
Depreciation	2,661	2,181	1,921
Restructuring cost	28	-	363
Deferred income taxes	(1,518)	224	229
Amortization and other non-cash charges	3,794	1,170	895
Changes in operating assets and liabilities:
Accounts receivable	95	(2,082)	(195)
Inventories	(486)	(615)	(685)
Recoverable taxes and other current assets	35	(37)	17
Suppliers	405	996	413
Taxes and accounts payable and accrued expenses and other liabilities	591	2,407	12
Labor liabilities	(168)	(129)	(123)
Other financing activities	(605)	(149)	2

Net cash flows provided by operating activities	10,747	9,620	7,283

Cash flows from (used in) investing activities:
Acquisition of property, plant and equipment	(4,608)	(3,432)	(2,413)
Disposals of property, plant and equipment	532	587	322
Investment in shares and other assets	(1,596)	(2,096)	(1,131)
REMIL and Agua De Los Angeles, acquisition	(3,841)	-	-
Proceeds from sales of shares of Jugos del Valle	741	-	-
Investment in shares available for sale	-	(684)	-

Net cash flows used in investing activities	(8,772)	(5,625)	(3,222)

Cash flows from financing activities:
Bank loans	4,319	4,641	3,753
Debt payments	(6,161)	(5,082)	(4,634)
Dividends declared and paid	(945)	(809)	(694)

Net cash flows used in financing activities	(2,787)	(1,250)	(1,575)

Cash and cash equivalents:
Net (decrease) increase	(812)	2,745	2,486
Translation effect on cash and cash equivalents	(538)	324	100
Initial balance	7,542	4,473	1,887

Ending balance	Ps. 6,192	Ps. 7,542	Ps. 4,473

Supplemental cash flow information:
Interest paid	Ps. 2,045	Ps. 2,062	Ps. 2,121
Income tax and tax on assets paid	3,118	3,265	2,296

(1) Expressed in millions of historical Mexican pesos,

Consolidated Statements of Changes in Stockholders’ Equity	2008	2007

Stockholders’ equity at the beginning of the year	Ps. 49,472	Ps. 41,770
Dividends declared and paid	(945)	(831)
Other comprehensive income (loss):
Cumulative translation adjustment	2,309	(241)
Restatement of prior year financial statements	-	1,197
Gain on cash flow hedges	(90)	156
Reversal of inflation effects	(1,556)	-
Result of holding non-monetary assets	-	656

Total other comprehensive income	663	1,768
Net income	5,571	6,765

Stockholders’ equity at the end of the year	Ps. 54,761	Ps. 49,472

27. Reconciliation of Mexican FRS to U.S. GAAP.

a) Reconciliation of Net Income:

	2008	2007	2006

Net consolidated income under Mexican FRS	Ps. 5,826	Ps. 7,103	Ps. 5,497
Net minority income under Mexican FRS	(228)	(195)	(205)
U.S. GAAP adjustments:
Restatement of prior period financial statements (Note 26 a)	-	-	(224)
Reversal of inflation effects	(356)	-	-
Restatement of imported equipment (Note 26 e)	(193)	(185)	(52)
Capitalization of interest cost (Note 26 f)	64	2	13
Deferred income taxes (Note 26 h)	481	64	(15)
Deferred employee profit sharing (Note 26 h)	(95)	31	145
Labor liabilities (Note 26 i)	2	(1)	(2)
Seniority profit sharing (Note 26 i)	15	-	-
Severance indemnities (Note 26 i)	281	(49)	(61)
Deferred promotional expenses (Note 26 c)	(111)	(12)	8
Acquisition of Colombia minority interest (Note 26 j)	(113)	-	-
Minority interest	(2)	7	-

Total U.S. GAAP adjustments	(27)	(143)	(188)

Net income under U.S. GAAP	Ps. 5,571	Ps. 6,765	Ps. 5,104

Under U.S. GAAP, the monetary position effect of the income statement adjustments is included in each adjustment, except for the capitalization of the integral result of financing, intangible assets and goodwill as well as pension plan liabilities, which are non-monetary.

b) Reconciliation of Stockholders’ Equity:

	2008	2007

Total stockholders’ equity under Mexican FRS	Ps. 57,616	Ps. 50,781
Minority stockholders’ equity under Mexican FRS	(1,703)	(1,641)
U.S. GAAP adjustments:
Reversal of inflation effects	(2,153)	-
Intangible assets (Note 26 d)	46	46
Restatement of imported equipment (Note 26 e)	777	920
Capitalization of interest cost (Note 26 f)	159	80
Deferred income taxes (Note 26 h)	617	(135)
Deferred employee profit sharing (Note 26 h)	(71)	(230)
Deferred promotional expenses (Note 26 c)	(154)	(45)
Pension liability (Note 26 i)	(212)	(65)
Seniority premiums (Note 26 i)	(15)	(8)
Severance indemnities (Note 26 i)	(142)	(219)
Minority interest	(4)	(12)

Total U.S. GAAP adjustments	(1,152)	332

Stockholders’ equity under U.S. GAAP	Ps. 54,761	Ps. 49,472

c) Reconciliation of Comprehensive Income:

	2008	2007	2006

Consolidated comprehensive income under Mexican FRS	Ps. 8,003	Ps. 7,157	Ps. 5, 869
Minority comprehensive income under Mexican FRS	(172)	(166)	(176)
U.S. GAAP adjustments:
Net loss (Note 27 a)	(27)	(143)	(188)
Cumulative translation adjustment	92	-	-
Reversal of inflation effects	(1,556)	-	-
Restatement of prior years financial statements	-	1,197	602
Result of holding non-monetary assets	-	629	15
Labor obligations	(106)	(122)	5
Minority Interest	-	(19)	-

Comprehensive income under U.S. GAAP	Ps. 6,234	Ps. 8,533	Ps. 6,127

28. Future Impact of Recently Issued Accounting Standards Not Yet in Effect.

a) Mexican FRS:

In 2008, the following new accounting standards were issued under Mexican FRS the application of which is required as indicated. The Company will adopt these standards as of January 1, 2009 and is in the process of assessing the effect of adopting these new standards on its financial information.

• NIF B-7, “Business Acquisitions”

This NIF replaces NIF B-7 “Business Acquisitions,” and establishes general rules for the initial recognition of net assets, non-controlling interests and other items, as of the acquisition date. According to this statement, purchase and restructuring expenses resulting from acquisition process, should not be considered part of purchase price, because these expenses are not an amount being shared by the business acquired. In addition, NIF B-7 requires a company to recognize non-controlling interests in the acquiree at fair value as of the acquisition date. NIF B-7 shall be applied prospectively to business acquisitions for which the acquisition date is on or after January 1, 2009.

• NIF B-8, “Consolidated or Combined Financial Statements”

This NIF replaces NIF B-8 “Consolidated Financial Statements,” and describes general rules for the preparation, presentation and disclosure of consolidated and combined financial statements.

The main changes of this NIF are as follows: (a) this rule defines “Specific-purpose Entity” (SPE), establishes the cases in which an entity has control over a SPE, and when a company should consolidate this type of entity; (b) addresses that potential voting rights should be analyzed when evaluating the existence of control over an entity; and, (c) set new terms for “controlling interest” instead of “majority interest” ; and “non-controlling interest” instead of “minority interest.”

• NIF C-7, “Investments in Associates and Other Permanent Investments”

NIF C-7 describes the accounting treatment for investments in associates and other permanent investments, which were previously treated within NIF B-8 “Consolidated Financial Statements.” This NIF requires the recognition of a Specific-Purpose Entity, through the equity method. Also, this NIF establishes that potential voting rights should be considered when analyzing the existence of significant influence. In addition, this rule defines a procedure and a limit for the recognition of losses in an associate.

• NIF C-8, “Intangible Assets”

This rule replaces Bulletin C-8 “Intangible Assets.” The new rule defines intangible assets as non-monetary items and broadens the criteria of identification, indicating that an intangible asset must be separable. This means that such asset could be sold, transferred, or used by the entity. This standard establishes that preoperative costs capitalized prior to the adoption of Bulletin C-8 in 2003 should be eliminated, affecting retained earnings, and without restating prior financial statements. This amount should be presented as an accounting change in consolidated financial statements.

• NIF D-8, “Share-Based Payments”

NIF D-8 establishes the recognition of share-based payments. When an entity purchases goods or pay services with share-based payments, the entity is required to recognize those goods or services at fair value and the corresponding increase in equity. Pursuant to NIF D-8, if share-based payments cannot be settled with equity instruments, they have to be settled using an indirect method considering NIF D-8 parameters.

b) U.S. GAAP:

The following new accounting standards have been issued under US GAAP, the application of which is indicated. The Company is in the process of assessing the effect of adopting these new standards.

• “Business Combinations,” an amendment of SFAS No. 141, or SFAS No. 141(R)

This statement requires (a) a company to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in preacquisition periods to expense all acquisition-related costs. SFAS No. 141(R) requires that any adjustments to an acquired entity’s deferred tax asset and liability balance that occur after the measurement period be recorded as a component of income tax expense. This accounting treatment is required for business combinations consummated before the effective date of SFAS No. 141(R) (non-prospective). Otherwise SFAS No. 141(R) must be applied prospectively. Early adoption is prohibited. SFAS No. 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.

• “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies,” an amendment of SFAS No. 141, or FSP SFAS No. 141(R)-1

This FASB Staff Position (FSP) amends and clarifies SFAS No. 141 (revised 2007), “Business Combinations,” to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  This FSP applies to all assets acquired and liabilities assumed in a business combination that arise from contingencies that would be within the scope of SFAS No.5 “Accounting for Contingencies” if not acquired or assumed in a business combination, except for assets or liabilities arising from contingencies that are subject to specific guidance in Statement 141(R). This FSP is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

• “Non-controlling Interest in Consolidated Financial Statements,” or SFAS No. 160

This statement has the following effects on an entity’s financial statements: (a) amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and the deconsolidation of a subsidiary; (b) changes the way the consolidated income statement is presented; (c) establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation; (d) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (e) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent company and the interests of the non-controlling owners of a subsidiary. SFAS No. 160 must be applied prospectively and early adoption is prohibited. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. This standard will result in changes to the Company´s U.S. GAAP financial statements. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations.

• “Disclosures about Derivative Instruments and Hedging Activities – an Amendment of SFAS No. 133,” or SFAS No. 161

This statement changes the disclosures requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedge items affect an entity’s financial position, financial performance, and cash flows. The requirements of this Statement are effective for financial statements issued for fiscal years and interim periods beginning and after November 15, 2008, with early application encouraged.

• “The Hierarchy of Generally Accepted Accounting Principles,” or SFAS No. 162

This statement identifies the sources of accounting principles and the framework for the selecting the principles used in the preparation of the financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No 162 is effective 60 days following the SEC´s approval of changes to the auditing literature.

• "Accounting for Transfers of Financial Assets-an Amendment of SFAS No.140,” or SFAS No. 166

This statement provides for the removal of the concept of a qualifying special-purpose entity from SFAS 140 and removes the exception from applying FASB Interpretation Number, or FIN, 46R to qualifying special-purpose entities.  It also clarifies that one objective of SFAS No. 140 is to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets.  SFAS No. 166 modifies the financial-components approach used in SFAS No. 140 and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset.  SFAS No. 166 also defines the term “participating interest” to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale.  SFAS No. 166 requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.  Enhanced disclosures are also required by SFAS No. 166.  SFAS No. 166 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009.   This statement must be applied to transfers occurring on or after the effective date.

• “Amendments to SFAS Interpretation FIN 46R,” or SFAS No. 167

The objective in issuing SFAS No. 167 is to improve financial reporting by enterprises involved with variable interest entities.  The FASB undertook this project to address (1) the effects on certain provisions of FIN 46R, “Consolidation of Variable Interest Entities”, as a result of the elimination of the qualifying special-purpose entity concept in SFAS No. 166, and (2) constituent concerns about the application of certain key provisions of FIN 46R, including those in which the accounting and disclosures under FIN 46R do not always provide timely and useful information about an enterprise’s involvement in a variable interest.  This statement retains the scope of FIN 46R with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in SFAS No. 166.  SFAS 167 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009.  Earlier application is prohibited.

• “Determination of The Useful Life of Intangible Assets” or FSP SFAS 142-3

This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142 Goodwill and other intangible assets. This FSP intends to seek the consistency between the useful life of a recognized intangible asset under SFASF 142 and the period of expected cash flow under SFAS 141 (revised 2007) Business Combinations and other accounting principles. This guidance shall be applied prospectively to intangible assets acquired after effective date. This FSP is effective for fiscal year beginning after December 15, 2008.

• “Accounting for Defensive Intangible Assets” or EITF 08-7

This EITF establishes that a defensive intangible asset should be accounted for as a separate accounting unit; it should not be included as part of the cost of the acquirer’s existing intangible assets because it is separately identifiable. Additionally, a defensive intangible asset should be assigned a useful life that reflects the entity’s consumption of the expected benefits related to the asset. This EITF is effective for fiscal years beginning after December 15, 2008.

• “Equity Method Investment Accounting Considerations” or EITF 08-6

This EITF establishes that equity method investment should be based on the cost accumulation model described in SFAS 141(R) for assets acquisition. On the other hand, equity method investment should not separately test and investee’s underlying indefinite-lived intangible asset for impairment, and is required to recognize other-than temporary impairments of an equity method investment in accordance with Opinion 18. This EITF is effective for fiscal years beginning after December 15, 2008.

29. Subsequent Events.

On January 28, 2009, Coca-Cola FEMSA placed Ps. 2,000 million in certificados bursátiles. A portion of the proceeds from this placement will be used to make a partial payment of the Certificado Bursátil KOF 03-6. The reminder will be used by Coca-Cola FEMSA for general corporate purposes.

In February 2009, Coca-Cola FEMSA, jointly with The Coca-Cola Company, has closed the acquisition of Brisa de Bavaria, a subsidiary of SABMiller. The purchase price of US$92 million was shared equally by Coca-Cola FEMSA and The Coca- Cola Company.

At an ordinary stockholders meeting of Coca-Cola FEMSA held on March 23, 2009, the stockholders approved a dividend of Ps. 1,344 million that was paid on April 13, 2009.

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

Date: June 30, 2009