Form 20-F
period 2009-12-31
COCA COLA FEMSA SAB DE CV
filed 2010-06-10
CIK 910631

As filed with the Securities and Exchange Commission on June 10, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
Commission file number 1-12260

Coca-Cola FEMSA, S.A.B. de C.V.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Centro de Ciudad Santa Fé
01210 México, D.F., México
(Address of principal executive offices)

José Castro
Guillermo González Camarena No. 600
Centro de Ciudad Santa Fé 01210 México, D.F., México
(52-55) 5081-5148
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
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
The number of outstanding shares of each class of capital or common stock as of December 31, 2009 was:
992,078,519	Series A Shares, without par value
583,545,678	Series D Shares, without par value
270,906,004	Series L Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes	☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes	☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). N/A
☐ Yes	☐ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	IFRS ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17	☒ Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes	☒ No

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

     “Sparkling beverages” as used in this annual report refers to nonalcoholic carbonated beverages. “Still beverages” refers to nonalcoholic non-carbonated beverages. Non-flavored waters, whether or not carbonated, are referred to as “waters.”

     References to Coca-Cola trademark beverages in this annual report refer to products described in “Item 4. Information on the Company—The Company—Our Products.”

Currency Translations and Estimates

     This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 13.0576 to US$ 1.00, the exchange rate for Mexican pesos on December 31, 2009, according to the U.S. Federal Reserve Board. On June 4, 2010, this exchange rate was Ps. 12.8825 to US$ 1.00. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since January 1, 2005.

     To the extent that estimates are contained in this annual report, we believe such estimates, which are based on internal data, are reliable. Amounts in this annual report are rounded, and the totals may therefore not precisely equal the sum of the numbers presented.

Sources

     Certain information contained in this annual report has been computed based upon statistics prepared by the Instituto Nacional de Estadística y Geografía of Mexico (the National Institute of Statistics and Geography), the Federal Reserve Bank of New York, the U.S Federal Reserve Board, the Banco de México (the Central Bank of Mexico), the Comisión Nacional Bancaria y de Valores of Mexico (the National Banking and Securities Commission, or the CNBV), local entities in each country and upon our estimates.

Forward-Looking Information

     This annual report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to, effects on our company from changes in our relationship with The Coca-Cola Company, movements in the prices of raw materials, competition, significant developments in economic or political conditions in Latin America or changes in our regulatory environment. Accordingly, we caution readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

     This annual report includes (under Item 18) our audited consolidated balance sheets as of December 31, 2009 and 2008 and the related consolidated statements of income and changes in shareholders’ equity for the years ended December 31, 2009, 2008 and 2007, the consolidated statement of cash flows for the years ended December 31, 2009 and 2008 and consolidated statement of changes in financial position for the year ended December 31, 2007. Our consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards, which we sometimes refer to as Mexican FRS. Mexican Financial Reporting Standards differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Notes 26 and 27 to our consolidated financial statements provide a description of the principal differences between Mexican Financial Reporting Standards and U.S. GAAP as they relate to us, together with reconciliation to U.S. GAAP of net income and shareholders’ equity.

     Through December 31, 2007, Mexican Financial Reporting Standards required us to recognize effects of inflation in our financial statements and reexpress financial statements from prior periods in constant pesos as of the end of the most recent period presented. For periods beginning in 2008, we adopted Norma de Información Financiera (NIF) B-10 “Effects of Inflation” under Mexican Financial Reporting Standards. Under this rule, the previous inflation accounting rules requiring us to reexpress prior years to reflect the impact of current period inflation no longer apply, unless the economic environment in which we operate qualifies as inflationary pursuant to Mexican Financial Reporting Standards. An economic environment is inflationary if the cumulative inflation equals or exceeds an aggregate of 26% over the preceding three consecutive years. As a result, we ceased to recognize the effects of inflation on our financial information for our subsidiaries in Mexico, Guatemala, Panama, Colombia and Brazil. For the rest of our subsidiaries in Argentina, Venezuela, Costa Rica and Nicaragua, we continue applying inflationary accounting.

     The three year cumulative inflation rate for Venezuela was 87.5% for the period 2006 through 2008. The three year cumulative inflation rate for Venezuela was 101.6% as of December 31, 2009. Accordingly, the Company anticipates that Venezuela will be accounted for as a hyper-inflationary economy for U.S. GAAP purposes beginning January 1, 2010.

     Pursuant to Mexican Financial Reporting Standards, the information presented in this annual report presents financial information for 2009 and 2008 in nominal terms that has been presented in Mexican pesos, taking into account local inflation of each inflationary economic environment and converting from local currency to Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country categorized as an inflationary economic environment. For each non-inflationary economic environment, local currency is converted to Mexican pesos using the year-end exchange rate for assets and liabilities, the historical exchange rate for shareholders’ equity and the average exchange rate for the income statement. Our financial information for 2007 is expressed in constant pesos as of December 31, 2007.

     Pursuant to Mexican Financial Reporting Standards, in our consolidated financial statements and the selected financial information set forth below:

• In inflationary economic environments, the figures are restated for inflation based on the local consumer price index.

• In inflationary economic environments, gains and losses in purchasing power from holding monetary liabilities or assets are recognized in the “Comprehensive financing result” line in the income statement.

• Financial statements for 2009 and 2008 are stated in nominal Mexican pesos and figures for 2007 are stated in constant Mexican pesos as of the end of 2007.

• Beginning in 2008, as a result of discontinuing inflationary accounting for subsidiaries that operate in non-inflationary economic environments, the financial statements are no longer considered to be presented in a reporting currency that comprehensively includes the effects of price level changes; therefore, the inflationary effects of inflationary economic environments arising in 2008 and 2009 result in a difference to be reconciled for U.S. GAAP purposes. For the year ended December 31, 2007, the effects of inflation accounting under Mexican Financial Reporting Standards have not been reversed in the reconciliation to U.S. GAAP of net income and equity. See Notes 26 and 27 to our consolidated financial statements.

     Our non-Mexican subsidiaries maintain their accounting records in the currency and in accordance with accounting principles generally accepted in the country where they are located. For presentation in our consolidated financial statements, we adjust these accounting records into Mexican Financial Reporting Standards and reported in Mexican pesos under these standards.

     The following table presents selected financial information of our company. This information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto. The selected financial information contained herein is presented on a consolidated basis, and is not necessarily indicative of our financial position or results of operations at or for any future date or period. See Note 4 to our consolidated financial statements for our significant accounting policies.

	Year Ended December 31,
	2009(1)		2009		2008(2)		2007		2006		2005
	(2009 and 2008 in millions of Mexican pesos or millions of U.S. dollars; previous years in millions of constant Mexican pesos as of December 31, 2007, except share and per share data)

Income Statement Data:
Mexican FRS
Total revenues	US$	7,870	Ps.	102,767	Ps.	82,976	Ps.	69,251	Ps.	64,046	Ps.	59,642
Cost of goods sold		4,209		54,952		43,895		35,876		33,740		30,553
Gross profit		3,661		47,815		39,081		33,375		30,306		29,089
Operating expenses		2,449		31,980		25,386		21,889		20,013		19,074
Income from operations		1,212		15,835		13,695		11,486		10,293		10,015
Comprehensive financing
result		104		1,373		3,552		345		1,195		1,590
Other expenses, net		111		1,449		1,831		702		1,046		705
Income taxes		310		4,043		2,486		3,336		2,555		2,698
Net income		687		8,970		5,826		7,103		5,497		5,022
Net controlling income		653		8,523		5,598		6,908		5,292		4,895
Net non-controlling income		34		446		228		195		205		127
Basic and diluted, net income
per share(3)		0.35		4.62		3.03		3.74		2.86		2.60

U.S. GAAP
Total revenues	US$	7,688	Ps.	100,393	Ps.	81,099	Ps.	69,131	Ps.	59,940	Ps.	54,196
Cost of goods sold		4,161		54,335		43,490		36,118		31,426		27,789
Gross profit		3,527		46,058		37,609		33,013		28,514		26,407
Operating expenses		2,439		31,843		25,567		22,279		19,773		17,658
Income from operations		1,089		14,215		12,042		10,734		8,741		8,749
Comprehensive financing		134		1,752		3,917		278		1,142		1,255
result
Other expenses, net		17		226		440		241		(124)		98
Income taxes		270		3,525		1,987		3,272		2,420		2,467
Net income(4)		678		8,853		5,802		6,953		5,280		4,937
Net controlling income		644		8,407		5,571		6,765		5,104		4,809
Net non-controlling income		34		446		231		188		176		128
Basic and diluted net income
per share(3)		0.35		4.55		3.02		3.66		2.76		2.60

Balance Sheet Data:
Mexican FRS
Cash, cash equivalents and
marketable securities	US$	746	Ps.	9,740	Ps.	6,192	Ps.	7,542	Ps.	4,641	Ps.	2,037
Other current assets		1,064		13,899		11,800		9,919		7,301		6,224
Property, plant and
equipment, net		2,393		31,242		28,236		23,709		23,362		23,196
Intangible assets, net		3,898		50,898		47,453		42,458		41,064		40,701
Other assets, net		374		4,882		4,277		3,550		3,497		3,005
Total assets		8,475		110,661		97,958		87,178		80,427		76,214
Short-term bank loans and
notes payable		416		5,427		6,119		4,814		3,419		4,988
Other current liabilities		1,380		18,021		15,214		11,496		9,904		9,216
Long-term bank loans and
notes payable		804		10,498		12,455		14,102		16,799		16,952
Other long-term liabilities		631		8,243		6,554		5,985		5,850		5,730
Total liabilities		3,231		42,189		40,342		36,397		35,972		36,886
Shareholders’ equity		5,244		68,472		57,616		50,781		44,454		39,329
Capital stock		239		3,116		3,116		3,116		3,116		3,116
Non-controlling interest in
consolidated subsidiaries		176		2,296		1,703		1,641		1,475		1,299
Controlling interest		5,068		66,176		55,913		49,140		42,979		38,030
U.S. GAAP
Cash, cash equivalents and
marketable securities	US$	746	Ps.	9,740	Ps.	6,192	Ps.	7,542	Ps.	5,074	Ps.	2,674
Other current assets		1,144		14,936		12,493		10,523		6,868		5,587
Property, plant and
equipment, net		2,285		29,835		28,045		23,044		21,258		20,645
Intangible assets, net		3,778		49,336		46,580		42,458		41,088		40,685
Other assets, net		351		4,582		4,663		5,015		4,266		3,583
Total assets		8,304		108,429		97,973		88,582		78,554		73,174
Short-term bank loans and
notes payable		416		5,427		6,119		4,814		3,289		4,780
Other current liabilities		1,381		18,033		15,226		11,430		9,329		8,283
Long-term bank loans and
notes payable		804		10,497		12,455		14,102		16,789		16,921
Other long-term liabilities		646		8,435		7,705		7,111		6,117		5,715
Total liabilities		3,247		42,392		41,505		37,457		35,524		35,699
Equity(4)		5,057		66,037		56,468		51,125		43,030		37,475
Non-controlling interest in
consolidated subsidiaries		179		2,333		1,707		1,653		1,260		1,036
Controlling interest		4,879		63,704		54,761		49,472		41,770		36,439
Capital stock		239		3,116		3,116		3,116		3,116		3,116

Other Data:
Mexican FRS
Depreciation(5)(6)	US$	266	Ps.	3,472	Ps.	3,022	Ps.	2,586	Ps.	2,625	Ps.	2,476
Capital expenditures(7)		481		6,282		4,802		3,682		2,863		2,516

U.S. GAAP
Depreciation(5)(6)(8)	US$	283	Ps.	3,696	Ps.	3,151	Ps.	2,717	Ps.	2,483	Ps.	2,261

(1) Translation to U.S. dollar amounts at an exchange rate of Ps. 13.0576 to US$ 1.00 solely for the convenience of the reader.
(2) Includes results from the operations of REMIL as of June 1, 2008. See “Item 4—Information on the Company—The Company—Corporate History.”

(3) Computed on the basis of 1,846.5 million shares outstanding.
(4) Certain figures for years prior to 2009 have been reclassified for comparison purposes to 2009 figures. See Note 26(k) to our audited consolidated financial statements.
(5) Excludes estimated breakage of bottles and cases and amortization of other assets. See the consolidated statement of cash flows for 2009 and 2008 and the consolidated statement of changes in financial position for 2007 included in our consolidated financial statements.
(6) Includes depreciation of coolers reclassified to property, plant and equipment during 2009. Figures for previous years have been restated for comparison purposes.
(7) Includes investments in property, plant and equipment, and deferred charges, net of the book value of disposed assets.
(8) Expressed in historical Mexican pesos.

DIVIDENDS AND DIVIDEND POLICY

     The following table sets forth the nominal amount in Mexican pesos of dividends declared and paid per share each year and the U.S. dollar amounts on a per share basis actually paid to holders of American Depositary Shares, which we refer to as ADSs, on each of the respective payment dates.

Fiscal Year with
Respect		Mexican Pesos
to which Dividend		per Share	U.S. Dollars per
was Declared	Date Dividend Paid	(Nominal)	Share(1)
2005	June 15, 2006	0.376	0.033
2006	May 15, 2007	0.438	0.041
2007	May 6, 2008	0.512	0.049
2008	April 13, 2009	0.727	0.054
2009	April 26, 2010	1.410	0.116

(1) Expressed in U.S. dollars using the exchange rate applicable when the dividend was paid.

     The declaration, amount and payment of dividends are subject to approval by a simple majority of the shareholders up to an amount equivalent to 20% of the preceding years’ accumulated net income and by a majority of shareholders of each of Series A and Series D Shares voting together as a single class above 20% of the preceding years’ accumulated net income, generally upon the recommendation of our board of directors, and will depend upon our operating results, financial condition, capital requirements, general business conditions and the requirements of Mexican law. Accordingly, our historical dividend payments are not necessarily indicative of future dividends.

     The declaration, amount and payment of dividends prior to the amendment to our bylaws as adopted at our extraordinary shareholders meeting held on April 14, 2010, following an amendment to the shareholders agreement between our main shareholders, were subject to approval by a simple majority of the shareholders of our voting shares.

     Holders of Series L Shares, including in the form of ADSs, are not entitled to vote on the declaration and payments of dividends.

EXCHANGE RATE INFORMATION

     The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate expressed in Mexican pesos per U.S. dollar.

Period	Exchange Rate
	High	Low	Average(1)	End of Period
2005	Ps. 11.41	Ps. 10.41	Ps. 10.87	Ps. 10.63
2006	11.46	10.43	10.90	10.80
2007	11.27	10.67	10.93	10.92
2008	13.94	9.92	11.21	13.83
2009	15.41	12.63	13.58	13.06
Source: The Federal Reserve Bank of New York and U.S. Federal Reserve Board (1) Average month-end rates.

	Exchange Rate
	High	Low	End of Period
2008:
First Quarter	Ps. 10.97	Ps. 10.63	Ps. 10.63
Second Quarter	10.60	10.27	10.30
Third Quarter	10.97	9.92	10.97
Fourth Quarter	13.94	10.97	13.83

2009:
First Quarter	Ps. 15.41	Ps. 13.33	Ps. 14.21
Second Quarter	13.89	12.88	13.17
Third Quarter	13.80	12.82	13.48
Fourth Quarter	13.67	12.63	13.06
December	13.08	12.63	13.06

2010:
First Quarter	Ps. 13.19	Ps. 12.30	Ps. 12.30
January	13.03	12.65	13.03
February	13.19	12.76	12.76
March	12.74	12.30	12.30
April	12.41	12.16	12.23
May	13.13	12.26	12.86
Source: The Federal Reserve Bank of New York and the U.S. Federal Reserve Board

     On June 4, 2010, the exchange rate was Ps. 12.8825 to US$ 1.00, according to the U.S. Federal Reserve Board.

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

RISK FACTORS

Risks Related to Our Company

Our business depends on our relationship with The Coca-Cola Company, and changes in this relationship may adversely affect our results of operations and financial condition.

     Approximately 99% of our sales volume in 2009 was derived from sales of Coca-Cola trademark beverages. We produce, market and distribute Coca-Cola trademark beverages through standard bottler agreements in certain territories in Mexico and Latin America, which we refer to as “our territories.” See “Item 4. Information on the Company—The Company—Our Territories.” Through its rights under our bottler agreements and as a large shareholder, The Coca-Cola Company has the right to participate in the process utilized for the making of important decisions of our business.

     The Coca-Cola Company may unilaterally set the price for its concentrate. In addition, under our bottler agreements, we are prohibited from bottling or distributing any other beverages without The Coca-Cola Company’s authorization or consent, and we may not transfer control of the bottler rights of any of our territories without the consent of The Coca-Cola Company.

     The Coca-Cola Company also makes significant contributions to our marketing expenses, although it is not required to contribute a particular amount. Accordingly, The Coca-Cola Company may discontinue or reduce such contributions at any time.

     We depend on The Coca-Cola Company to renew our bottler agreements. In Mexico, we have four bottler agreements; the agreements for two territories expire in June 2013 and the agreements for the other two territories expire in May 2015. Our bottler agreements with The Coca-Cola Company will expire for our territories in the following countries: Argentina in September 2014; Brazil in April 2014; Colombia in June 2014; Venezuela in August 2016; Guatemala in March 2015; Costa Rica in September 2017; Nicaragua in May 2016; and Panama in November 2014. All of our bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement. In addition, these agreements generally may be terminated in the case of material breach. See "Item 4. Information on the Company—Bottler Agreements." Termination would prevent us from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on our business, financial conditions, results of operations and prospects.

The Coca-Cola Company and FEMSA have substantial influence on the conduct of our business, which may result in us taking actions contrary to the interests of our remaining shareholders.

     The Coca-Cola Company and Fomento Económico Mexicano, S.A.B. de C.V., which we refer to as FEMSA, have substantial influence on the conduct of our business. Currently, The Coca-Cola Company indirectly owns 31.6% of our outstanding capital stock, representing 37.0% of our capital stock with full voting rights. The Coca-Cola Company is entitled to appoint four of our 18 directors and the vote of at least two of them is required to approve certain actions by our board of directors. FEMSA indirectly owns 53.7% of our outstanding capital stock, representing 63.0% of our capital stock with full voting rights. FEMSA is entitled to appoint 11 of our 18 directors and all of our executive officers. The Coca-Cola Company and FEMSA together, or only FEMSA in certain circumstances, have the power to determine the outcome of all actions requiring approval by our board of directors, and FEMSA and The Coca-Cola Company together, or only FEMSA in certain circumstances, have the power to determine the outcome of all actions requiring approval of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.” The interests of The Coca-Cola Company and FEMSA may be different from the interests of our remaining shareholders, which may result in us taking actions contrary to the interests of our remaining shareholders.

We have significant transactions with affiliates, particularly The Coca-Cola Company and FEMSA, which may create the potential for conflicts of interest and could result in less favorable terms to us.

     We engage in transactions with subsidiaries of both The Coca-Cola Company and FEMSA. Our main transactions with FEMSA include supply agreements under which we purchase certain supplies and equipment, a service agreement under which a FEMSA subsidiary transports finished products from our production facilities to distribution facilities in Mexico, sales of finished products to Oxxo, a Mexican convenience store chain owned by FEMSA, a service agreement under which a FEMSA subsidiary provides administrative services to us, and sales and distribution agreements with Cervejarias Kaiser Brasil S.A., or Cervejarias Kaiser, a Brazilian subsidiary of FEMSA Cerveza, S.A. de C.V., or FEMSA Cerveza, a brewer formerly owned by FEMSA with operations in Mexico and Brazil. On April 30, 2010, the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group closed. We have agreed with Cervejarias Kaiser to continue to distribute and sell the Kaiser beer portfolio in our Brazilian territories through the 20-year term, consistent with the arrangements in place since 2006. See “Item 4. Information on the Company—The Company—Product and Packaging Mix—Mercosur (Brazil and Argentina).” In addition, we have entered into cooperative marketing arrangements with The Coca-Cola Company and FEMSA. We are a party to a number of bottler agreements with The Coca-Cola Company. We also have agreed to jointly develop still beverages and waters in our territories with The Coca-Cola Company and have entered into agreements to jointly acquire companies with The Coca-Cola Company. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

     Our transactions with related parties may create the potential for conflicts of interest, which could result in terms less favorable to us than could be obtained from an unaffiliated third party.

     Competition could adversely affect our financial performance.

     The beverage industry in the territories in which we operate is highly competitive. We face competition from other bottlers of sparkling beverages such as Pepsi products, and from producers of low cost beverages or “B brands.” We also compete in different beverage categories, other than sparkling beverages, such as water, juice-based beverages and sport drinks. Although competitive conditions are different in each of our territories, we compete principally in terms of price, packaging, consumer sales promotions, customer service and product innovation. See “Item 4. Information on the Company—The Company—Competition.” There can be no assurances that we will be able to avoid lower pricing as a result of competitive pressure. Lower pricing, changes made in response to competition and changes in consumer preferences may have an adverse effect on our financial performance.

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

     Water shortages or any failure to maintain existing concessions could adversely affect our business.

     Water is an essential component of all of our products. We obtain water from various sources in our territories, including springs, wells, rivers and municipal and state water companies pursuant to either contracts to obtain water or pursuant to concessions granted by governments in our various territories.

     We obtain the vast majority of the water used in our production pursuant to concessions to exploit wells, which are generally granted based on studies of the existing and projected groundwater supply. Our existing water concessions or contracts to obtain water may be terminated by governmental authorities under certain circumstances and their renewal depends on receiving necessary authorizations from local and/or federal water authorities. See “Item 4. Information on the Company—Regulation—Water Supply Law.” In some of our other territories, our existing water supply may not be sufficient to meet our future production needs, and the available water supply may be adversely affected by shortages or changes in governmental regulations.

     We cannot assure you that water will be available in sufficient quantities to meet our future production needs or will prove sufficient to meet our water supply needs.

Increases in the prices of raw materials would increase our cost of goods sold and may adversely affect our results of operations.

     Our most significant raw materials are (1) concentrate, which we acquire from affiliates of The Coca-Cola Company, (2) packaging materials and (3) sweeteners. Prices for concentrate are determined by The Coca-Cola Company as a percentage of the weighted average retail price in local currency, net of applicable taxes. In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for sparkling beverages over a three-year period in Brazil beginning in 2006 and in Mexico beginning in 2007. These increases were fully implemented in Brazil in 2008 and in Mexico in 2009, but we may experience further increases in the future. The prices for our remaining raw materials are driven by market prices and local availability as well as the imposition of import duties and import restrictions and fluctuations in exchange rates. We are also required to meet all of our supply needs from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to us. Our sales prices are denominated in the local currency in each country in which we operate, while the prices of certain materials, including those used in the bottling of our products, mainly resin, ingots to make plastic bottles, finished plastic bottles, aluminum cans and high fructose corn syrup, are paid in or determined with reference to the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the currency of the countries in which we operate, as was the case in 2008 and 2009. See “Item 4. Information on the Company—The Company—Raw Materials.”

     Our most significant packaging raw material costs arise from the purchase of resin and plastic ingots to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are tied to crude oil prices and global resin supply. The average prices that we paid for resin and plastic ingots in U.S. dollars decreased significantly in 2009 and in 2008 as compared to 2007, although we did not benefit from these prices decreases due to the devaluation of the Mexican peso against the U.S. dollar in 2009. Prices may increase in future periods. Sugar prices worldwide have been volatile during 2009, mainly due to a production shortfall in India, one of the largest global producers of sugar. Sugar prices in all of the countries in which we operate other than Brazil are subject to local regulations and other barriers to market entry that cause us to pay in excess of international market prices for sugar. Average sweetener prices paid during 2009 were higher as compared to 2008 in all of the countries in which we operate. See “Item 4. Information on the Company—The Company—Raw Materials—Mercosur (Brazil and Argentina).” We cannot assure you that our raw material prices will not further increase in the future. Increases in the prices of raw materials would increase our cost of goods sold and adversely affect our financial performance.

     In Venezuela, sugar supply was affected in 2009. See “Item 4. Information on the Company—The Company—Raw Materials—Venezuela.” We cannot assure you that we will be able to meet our sugar requirements in the long term if sugar supply conditions do not improve in Venezuela.

     Taxes could adversely affect our business.

     The countries in which we operate may adopt new tax laws or modify existing law to increase taxes applicable to our business. For example, in Mexico, a general tax reform become effective on January 1, 2010, pursuant to which, as applicable to us, there will be a temporary increase in the income tax rate from 28% to 30% from 2010 through 2012. This increase will be followed by a reduction to 29% for the year 2013 and a further reduction in 2014 to return to the previous rate of 28%. In addition, the value added tax (VAT) rate increased in 2010 from 15% to 16%. This increase might affect demand for, and consumption of, our products and, consequently, our financial performance.

     Our products are also subject to certain taxes in many of the countries in which we operate. Certain countries in Central America, Brazil and Argentina also impose taxes on sparkling beverages. See “Item 4. Information on the Company—Regulation—Taxation of Sparkling Beverages.” We cannot assure you that any governmental authority in any country where we operate will not impose new taxes or increase taxes on our products in the future.

     The imposition of new taxes or increases in taxes on our products may have a material adverse effect on our business, financial condition, prospects and results of operations.

     Regulatory developments may adversely affect our business.

     We are subject to regulation in each of the territories in which we operate. The principal areas in which we are subject to regulation are environment, labor, taxation, health and antitrust. Regulation can also affect our ability to set prices for our products. See “Item 4. Information of the Company—Regulation.” The adoption of new laws or regulations or a stricter interpretation or enforcement thereof in the countries in which we operate may increase our operating costs or impose restrictions on our operations which, in turn, may adversely affect our financial condition, business and results of operations. In particular, environmental standards are becoming more stringent in several of the countries in which we operate, and we are in the process of complying with these standards, although we cannot assure you that we will be able to meet any timelines for compliance established by the relevant regulatory authorities. See “Item 4. Information of the Company—Regulation—Environmental Matters.” Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on our future results of operations or financial condition.

     Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which we operate. We are currently subject to price controls in Argentina. The imposition of these restrictions or voluntary price restraints in other territories may have an adverse effect on our results of operations and financial position. See “Item 4. Information on the Company—Regulation—Price Controls.” We cannot assure you that governmental authorities in any country where we operate will not impose statutory price controls or that we will need to implement voluntary price restraints in the future.

     In January 2010, the Venezuelan government amended the Ley para la Defensa y Acceso a las Personas a los Bienes y Servicios (Access to Goods and Services Defense Law). Any violation by a company that produces, distributes and sells goods and services could lead to fines, penalties or the confiscation of the assets used to produce, distribute and sell these goods without compensation. Although we believe we are in compliance with this law, consumer protection laws in Venezuela are subject to continuing review and changes, and any such changes could lead to an adverse impact on us.

     Our operations have from time to time been subject to investigations and proceedings by antitrust authorities and litigation relating to alleged anticompetitive practices. We have also been subject to investigations and proceedings on environmental and labor matters. We cannot assure you that these investigations and proceedings could not have an adverse effect on our results of operations or financial condition. See “Item 8. Financial Information—Legal Proceedings.”

Risks Related to the Series L Shares and the ADSs

     Holders of our Series L Shares have limited voting rights.

     Holders of our Series L Shares are entitled to vote only in certain circumstances. They generally may elect three of our 18 directors and are only entitled to vote on specific matters, including certain changes in our corporate form, mergers involving our company when our company is the merged entity or when the principal corporate purpose of the merged entity is not related to the corporate purpose of our company, the cancellation of the registration of our shares on the Mexican Stock Exchange or any other foreign stock exchange, and those matters for which the Ley de Mercado de Valores (Mexican Securities Market Law) expressly allow them to vote. As a result, Series L shareholders will not be able to influence our business or operations. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10. Additional Information—Bylaws—Voting Rights, Transfer Restrictions and Certain Minority Rights.”

     Holders of ADSs may not be able to vote at our shareholder meetings.

     Our shares are traded on the New York Stock Exchange (NYSE) in the form of ADSs. Holders of our shares in the form of ADSs may not receive notice of shareholders meetings from our ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner.

The protections afforded to non-controlling interest shareholders in Mexico are different from those afforded to minority shareholders in the United States and investors may experience difficulties in enforcing civil liabilities against us or our directors, officers and controlling persons.

     Under the Mexican Securities Market Law, the protections afforded to non-controlling interest shareholders are different from, and may be less than, those afforded to minority shareholders in the United States as follows: (1) the Mexican Securities Market Law does not provide a remedy for shareholders relating to violations of fiduciary duties by our directors and officers, (2) there is no procedure for class actions as such actions are conducted in the United States and (3) there are different procedural requirements for bringing shareholder lawsuits for the benefit of companies. Therefore, it may be more difficult for non-controlling interest shareholders to enforce their rights against us, our directors or our controlling interest shareholders than it would be for minority shareholders of a United States company.

     In addition, we are organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States, and all or a substantial portion of our assets and the assets of our directors, officers and controlling persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws.

     The enforceability against our directors, officers and controlling persons in Mexico in actions for enforcement of judgments of U.S. courts, and liabilities predicated solely upon the U.S. federal securities laws will be subject to certain requirements provided for in the Mexican Federal Civil Procedure Code and any applicable treaties. Some of the requirements may include personal service of process and that the judgments of U.S. courts are not against Mexican public policy. The Mexican Securities Market Law, which is considered Mexican public policy, provides that in the event of actions derived from any breach of the duty of care and the duty of loyalty against our directors and officers, any remedy would be exclusively for the benefit of the company. Therefore, investors would not be directly entitled to any remedies under such actions.

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

Holders of Series L Shares in the United States and holders of ADSs may not be able to participate in any capital offering and as a result may be subject to dilution of their equity interests.

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

     We may decide not to file a registration statement with the SEC to allow holders of our shares or ADSs who are located in the United States to participate in a preemptive rights offering. In addition, under current Mexican law, the sale by the ADS depositary of preemptive rights and the distribution of the proceeds from such sales to the holders of our shares in the form of ADSs is not possible. As a result, the equity interest of holders of our shares in the form of ADSs would be diluted proportionately. See “Item 10. Additional Information—Bylaws—Preemptive Rights.”

Risks Related to Mexico and the Other Countries in Which We Operate

Adverse economic conditions in Mexico may adversely affect our financial condition and results of operations.

     We are a Mexican corporation, and our Mexican operations are our single most important geographic territory. For the year ended December 31, 2009, 35.8% of our total revenues were attributable to Mexico. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in the U.S. economy may affect the Mexican economy. Prolonged periods of weak economic conditions in Mexico may have, and in the past have had, a negative effect on our company and a material adverse effect on our results of operations and financial condition.

     Our business may be significantly affected by the general condition of the Mexican economy, or by the rate of inflation and interest rates in Mexico and exchange rates for the Mexican peso. Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. In addition, an increase in interest rates in Mexico would increase the cost to us of variable rate, Mexican peso-denominated funding, which constituted approximately 37.3% of our total debt as of December 31, 2009 (after giving effect to cross-currency swaps and interest rate swaps), and have an adverse effect on our financial position and results of operations.

Depreciation of the Mexican peso relative to the U.S. dollar could adversely affect our financial condition and results of operations.

     Depreciation of the Mexican peso relative to the U.S. dollar increases the cost to us of some of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars and thereby may negatively affect our results of operations and financial position. Since the second half of 2008, the value of the Mexican peso relative to the U.S. dollar fluctuated significantly. According to the U.S. Federal Reserve Board during this period, the exchange rate registered a low of Ps. 9.9166 to US$ 1.00 at August 5, 2008, and a high of Ps. 15.4060 to US$ 1.00 at March 2, 2009. At June 4, the exchange rate was Ps. 12.8825 to US$ 1.00. See “—Exchange Rate Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Rate Risk.”

     We generally do not hedge our exposure to the U.S. dollar with respect to the Mexican peso and other currencies, other than with respect to our U.S. dollar-denominated debt obligations. A severe depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated indebtedness or obligations in other currencies. While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange rate policies in the future. Currency fluctuations may have an adverse effect on our results of operations, financial condition and cash flows in future periods.

Political and social developments in Mexico could adversely affect our operations.

     Mexican political and social developments may significantly affect our operations. Presidential elections in Mexico occur every six years, and the most recent election occurred in July 2006. The most recent election in the Cámara de Diputados (House of Representatives) occurred in July 2009, and although the Partido Revolucionario Institucional won a plurality of the seats, no single party currently has a majority in either chamber of the Mexican Congress. The absence of a clear majority by a single party in the Mexican Congress may result in government gridlock and political uncertainty. We cannot provide any assurances that political or social developments in Mexico, over which we have no control, will not have an adverse effect on Mexico’s economic situation and on our business, financial condition or results of operations.

Economic and political conditions in the other Latin American countries in which we operate may increasingly adversely affect our business.

     In addition to Mexico, we conduct operations in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. Product sales and income from our combined non-Mexican operations increased as a percentage of our consolidated product sales and income from operations from 42.8% and 29.5%, respectively, in 2005 to 64.2% and 56.8%, respectively, in 2009. We expect this trend to continue in future periods. As a consequence, our future results will be increasingly affected by the economic and political conditions in the countries, other than Mexico, where we conduct operations.

     Consumer demand, preferences, real prices and the costs of raw materials are heavily influenced by macroeconomic and political conditions in the other countries in which we operate. These conditions vary by country and may not be correlated to conditions in our Mexican operations. For example, Brazil and Colombia have a history of economic volatility and political instability. In Venezuela we face exchange rate risk as well as scarcity of and restrictions to import raw materials. Deterioration in economic and political conditions in any of these countries would have an adverse effect on our financial position and results of operations.

     Depreciation of the local currencies of the countries in which we operate against the U.S. dollar may increase our operating costs. We have also operated under exchange controls in Venezuela since 2003 that affect our ability to remit dividends abroad or make payments other than in local currencies and that may increase the real price paid for raw materials and services purchased in local currency. In January 2010, the Venezuelan government announced a devaluation of its official exchange rates and the establishment of a multiple exchange rate system of: (1) 2.60 bolivares to US$ 1.00 for high priority categories (2) 4.30 bolivares to US$ 1.00 for non-priority categories and (3) the recognition of the existence of other exchange rates which the government shall determine. We expect this devaluation will have an adverse impact on our financial results, by increasing our operating costs and by reducing the Mexican peso amounts from our Venezuelan operations reported in our financial statements as a result of the translation accounting rules under Mexican Financial Reporting Standards. The exchange rate that will be used to translate our financial statements as of January 2010 will be 4.30 bolivares per U.S. dollar. As of December 31, 2009, the financial statements were translated to Mexican pesos using the exchange rate of 2.15 bolivares per U.S. dollar. As a result of this devaluation, the balance sheet of our Venezuelan subsidiary will reflect a reduction in shareholders’ equity of approximately Ps. 3,700 million, accounted for in January 2010.

     Future currency devaluation or the imposition of exchange controls in any of the countries in which we have operations would have an adverse effect on our financial position and results of operations.

     We cannot assure you that political or social developments in any of the countries in which we have operations, over which we have no control, will not have a corresponding adverse effect on the economic situation and on our business, financial condition or results of operations.

Item 4. Information on the Company

THE COMPANY

Overview

     We are the largest bottler of Coca-Cola trademark beverages in Latin America, and the second largest in the world, calculated in each case by sales volume in 2009. We operate in territories in the following countries:

• Mexico – a substantial portion of central Mexico (including Mexico City and the states of Michoacán and Guanajuato) and southeast Mexico (including the Gulf region).

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

• Argentina – Buenos Aires and surrounding areas.

     Our company was organized on October 30, 1991 as a sociedad anónima de capital variable (a variable capital stock corporation) under the laws of Mexico with a duration of 99 years. On December 5, 2006, in response to amendments to the Mexican Securities Market Law, we became a sociedad anónima bursátil de capital variable (a variable capital listed stock corporation). Our legal name is Coca-Cola FEMSA, S.A.B. de C.V. Our principal executive offices are located at Guillermo González Camarena No. 600, Col. Centro de Ciudad Santa Fé, Delegación Álvaro Obregón, México, D.F., 01210, México. Our telephone number at this location is (52-55) 5081-5100. Our website is www.coca-colafemsa.com.

     The following is an overview of our operations by segment in 2009.

Operations by Segment—Overview
Year Ended December 31, 2009(1)

		Percentage		Percentage of
	Total	of Total	Income from	Income from
	Revenues	Revenues	Operations	Operations
Mexico	36,785	36%	6,849	43%
Latincentro(2)	15,993	15%	2,937	19%
Venezuela	22,430	22%	1,815	11%
Mercosur(3)	27,559	27%	4,234	27%
Consolidated	102,767	100%	15,835	100%

(1)	Expressed in millions of Mexican pesos, except for percentages.
(2)	Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.
(3)	Includes Brazil and Argentina.

Corporate History

     We are a subsidiary of FEMSA, which also owns Oxxo, the largest Mexican convenience store chain, and which formerly owned FEMSA Cerveza, a brewer with operations in Mexico and Brazil. On April 30, 2010, the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group closed.

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

     In May 2003, we acquired Panamerican Beverages, or Panamco, and began producing and distributing Coca-Cola trademark beverages in additional territories in the central and the gulf regions of Mexico and in Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories. As a result of the acquisition, the interest of The Coca-Cola Company in the capital stock of our company increased from 30% to 39.6%.

     During August 2004, we conducted a rights offering to allow existing holders of our Series L Shares and ADSs to acquire newly-issued Series L Shares in the form of Series L Shares and ADSs, respectively, at the same price per share at which FEMSA and The Coca-Cola Company subscribed in connection with the Panamco acquisition. In March 2006, our shareholders approved the non-cancellation of the 98,684,857 Series L Shares (equivalent to approximately 9.87 million ADSs, or over one-third of the outstanding Series L Shares) that were not subscribed for in the rights offering which were available for subscription at a price of no less than US$ 2.216 per share or its equivalent in Mexican currency.

     In November 2006, FEMSA acquired, through a subsidiary, 148,000,000 of our Series D Shares from certain subsidiaries of The Coca-Cola Company representing 9.4% of the total outstanding voting shares and 8.0% of the total outstanding equity of Coca-Cola FEMSA, at a price of US$ 2.888 per share for an aggregate amount of US$ 427.4 million. With this purchase, FEMSA increased its ownership to 53.7% of our capital stock. Pursuant to our bylaws, the acquired shares were converted from Series D Shares to Series A Shares.

     In November 2007, Administración, S.A.P.I. de C.V., or Administración, a Mexican company owned directly or indirectly by us and The Coca-Cola Company, acquired 100% of the shares of capital stock of Jugos del Valle. The business of Jugos del Valle in the United States was acquired and sold by The Coca-Cola Company. Subsequently, we and The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and the Brazilian operations, respectively, of Jugos del Valle, through transactions completed during 2008. We hold an interest of approximately 20% in each of the Mexican joint business and the Brazilian joint businesses. Jugos del Valle sells fruit juice-based beverages and fruit derivatives.

     In May 2008, we entered into a transaction with The Coca-Cola Company to acquire its wholly owned bottling franchise Refrigerantes Minas Gerais, Ltda., or REMIL, located in the State of Minas Gerais in Brazil, and we paid a purchase price of US$ 364.1 million in June 2008. We began to consolidate REMIL in our financial statements as of June 1, 2008.

     In December 2007 and May 2008, we sold most of our proprietary brands to The Coca-Cola Company. The proprietary brands are now being licensed back to us by The Coca-Cola Company pursuant to our bottler agreements. The December 2007 transaction was valued at US$ 48 million and the May 2008 transaction was valued at US$ 16 million. We believe that both of these transactions were conducted on an arm’s length basis.

Revenues from the sale of proprietary brands in which we have a significant continuing involvement are deferred and amortized against the related costs of future sales over the estimated sales period.

     In July 2008, we acquired the Agua De Los Angeles jug water business in the Valley of Mexico (Mexico City and surrounding areas) from Grupo Embotellador CIMSA, S.A. de C.V., one of the Coca-Cola bottling franchises in Mexico, for a purchase price of US$ 18.3 million. The trademarks remain with The Coca-Cola Company. We subsequently merged Agua De Los Angeles into our jug water business under the Ciel brand.

     In February 2009, we acquired with The Coca-Cola Company the Brisa bottled water business in Colombia from Bavaria, a subsidiary of SABMiller. We acquired the production assets and the distribution territory, and The Coca-Cola Company acquired the Brisa brand. We and The Coca-Cola Company equally shared in paying the purchase price of US$ 92 million. Following a transition period, in June 2009, we started to sell and distribute the Brisa portfolio of products in Colombia.

     In May 2009, we entered into an agreement to develop the Crystal trademark water products in Brazil jointly with The Coca-Cola Company.

     As of March 1, 2010, FEMSA indirectly owned Series A Shares equal to 53.7% of our capital stock (63.0% of our capital stock with full voting rights). As of March 1, 2010, The Coca-Cola Company indirectly owned Series D Shares equal to 31.6% of the capital stock of our company (37.0% of our capital stock with full voting rights). Series L Shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the New York Stock Exchange, constitute the remaining 14.7% of our capital stock.

Business Strategy

     We operate with a large geographic footprint in Latin America and have established divisional headquarters in the following three regions:

• Mexico with headquarters in Mexico City;

• Latincentro (covering territories in Guatemala, Nicaragua, Costa Rica, Panama, Colombia and Venezuela) with headquarters in San José, Costa Rica; and

• Mercosur (covering territories in Brazil and Argentina) with headquarters in São Paulo, Brazil.

     Our goal is to maximize growth and profitability to create value for our shareholders. Our efforts to achieve this goal are based on: (1) implementing multi-segmentation strategies in our major markets to target distinct market clusters divided by consumption occasion, competitive intensity and socioeconomic levels; (2) implementing well-planned product, packaging and pricing strategies through different distribution channels; (3) driving product innovation along our different product categories and (4) achieving operational efficiencies throughout our company. To achieve these goals, we intend to continue to focus our efforts on, among other initiatives, the following:

• working with The Coca-Cola Company to develop a business model to continue exploring and participating in new lines of beverages, extending existing product lines and effectively advertising and marketing our products;

• developing and expanding our still beverage portfolio through strategic acquisitions and by entering into agreements to jointly acquire companies with The Coca-Cola Company;

• expanding our bottled water strategy, in conjunction with The Coca-Cola Company through innovation and selective acquisitions to maximize profitability across our market territories;

• strengthening our selling capabilities and go-to-market strategies, including pre-sale, conventional selling and hybrid routes, in order to get closer to our clients and help them satisfy the beverage needs of consumers;

• implementing selective packaging strategies designed to increase consumer demand for our products and to build a strong returnable base for the Coca-Cola brand;

• replicating our best practices throughout the value chain;

• rationalizing and adapting our organizational and asset structure in order to be in a better position to respond to a changing competitive environment;

• committing to building a multi-cultural collaborative team, from top to bottom; and

• broadening our geographic footprint through organic growth and strategic acquisitions.

     We seek to increase per capita consumption of our products in the territories in which we operate. To that end, our marketing teams continuously develop sales strategies tailored to the different characteristics of our various territories and distribution channels. We continue to develop our product portfolio to better meet market demand and maintain our overall profitability. To stimulate and respond to consumer demand, we continue to introduce new products and new presentations. See “—Product and Packaging Mix.” In addition, because we view our relationship with The Coca-Cola Company as integral to our business, we use market information systems and strategies developed with The Coca-Cola Company to improve our business and marketing strategies. See “Description of Property, Plant and Equipment.”

     We also continuously seek to increase productivity in our facilities through infrastructure and process reengineering for improved asset utilization. Our capital expenditure program includes investments in production and distribution facilities, bottles, cases, coolers and information systems. We believe that this program will allow us to maintain our capacity and flexibility to innovate and to respond to consumer demand for our products.

     Finally, we focus on management quality as a key element of our growth strategy and remain committed to fostering the development of quality management at all levels. Both FEMSA and The Coca-Cola Company provide us with managerial experience. To build upon these skills, we also offer management training programs designed to enhance our executives’ abilities and to provide a forum for exchanging experiences, know-how and talent among an increasing number of multinational executives from our new and existing territories.

Our Territories

     The following map shows our territories, giving estimates in each case of the population to which we offer products, the number of retailers of our beverages and the per capita consumption of our sparkling beverages as of December 31, 2009:

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

Our Products

     We produce, market and distribute Coca-Cola trademark beverages and brands licensed from FEMSA. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters, and still beverages (including juice drinks, teas and isotonics). In December 2007 and May 2008, we sold most of our proprietary brands to The Coca-Cola Company. See “—Corporate History.” The following table sets forth our main brands as of December 31, 2009:

Colas:	Mexico	Latincentro(1)	Venezuela	Mercosur(2)
Coca-Cola	a	a	a	a
Coca-Cola light	a	a	a	a
Coca-Cola Zero	a	a	a	a

Flavored sparkling beverages:	Mexico	Latincentro(1)	Venezuela	Mercosur(2)
Aquarius Fresh				a
Chinotto			a
Crush		a		a
Fanta	a	a		a
Fresca	a	a
Frescolita		a	a
Hit			a
Kuat				a
Lift	a	a
Mundet(3)	a
Quatro		a		a
Simba				a
Sprite	a	a		a

Water:	Mexico	Latincentro(1)	Venezuela	Mercosur(2)
Alpina		a
Brisa		a
Ciel	a
Crystal				a
Kin				a
Manantial		a
Nevada			a
Santa Clara(4)		a		a

Other Categories:	Mexico	Latincentro(1)	Venezuela	Mercosur(2)
Aquarius				a
Dasani(5)		a		a
Hi-C(6)		a
Jugos del Valle(6)	a	a		a
Nestea	a	a	a
Powerade(7)	a	a	a	a

(1)	Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.
(2)	Includes Brazil and Argentina.
(3)	Brand licensed from FEMSA.
(4)	Proprietary brand.
(5)	Flavored water. In Argentina, also still water.
(6)	Juice-based beverage. Includes ValleFrut in Mexico and Fresh in Colombia.
(7)	Isotonic.

Sales Overview

     We measure total sales volume in terms of unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product. The following table illustrates our historical sales volume for each of our territories.

	Sales Volume
	Year Ended December 31,
	2009	2008	2007
	(millions of unit cases)

Mexico	1,227.2	1,149.0	1,110.4
Latincentro
Central America(1)	135.8	132.6	128.1
Colombia(2)	232.2	197.9	197.8
Venezuela	225.2	206.7	209.0
Mercosur
Brazil(3)	424.1	370.6	296.1
Argentina	184.1	186.0	179.4
Combined Volume	2,428.6	2,242.8	2,120.8

(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.
(2)	As of June 1, 2009, includes sales from the Brisa bottled water business.
(3)	Excludes beer sales volume. As of June 1, 2008, includes sales from REMIL.

Product and Packaging Mix

     Out of the more than 100 brands and line extensions of beverages that we sell and distribute, our most important brand, Coca-Cola, together with its line extensions, Coca-Cola light, Coca-Cola Zero and Coca-Cola light caffeine free, accounted for 61.4% of total sales volume in 2009. Our next largest brands, Ciel (a water brand from Mexico), Fanta (and its line extensions), Sprite (and its line extensions), ValleFrut and Hit, accounted for 10.5%, 5.8%, 2.6%, 1.5% and 1.3%, respectively, of total sales volume in 2009. We use the term line extensions to refer to the different flavors in which we offer our brands. We produce, market and distribute Coca-Cola trademark beverages in each of our territories in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles made of polyethylene terephtalate, which we refer to as PET.

     We use the term presentation to refer to the packaging unit in which we sell our products. Presentation sizes for our Coca-Cola trademark beverages range from a 6.5-ounce personal size to a 3-liter multiple serving size. For all of our products excluding water, we consider a multiple serving size as equal to or larger than 1.0 liter. In general, personal sizes have a higher price per unit case as compared to multiple serving sizes. We offer both returnable and non-returnable presentations, which allow us to offer different combinations of convenience and price to implement revenue management strategies and to target specific distribution channels and population segments in our territories. In addition, we sell some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which we refer to as fountain. We also sell bottled water products in bulk sizes, which refer to presentations equal to or larger than 5 liters, which have a much lower average price per unit case than our other beverage products.

     The characteristics of our territories are very diverse. Central Mexico and our territories in Argentina are densely populated and have a large number of competing sparkling beverages brands as compared to the rest of our territories. Brazil is densely populated but has lower per capita consumption of sparkling beverage products as compared to Mexico. Portions of southern Mexico, Central America and Colombia are large and mountainous areas with lower population density, lower per capita income and lower per capita consumption of sparkling beverages. In Venezuela, we face operational disruptions from time to time, including interruptions in energy supply. In 2009, although our sparkling beverages volume increased, per capita consumption of our products has remained stable due to such short-term operating disruptions.

     The following discussion analyzes our product and packaging mix by segment. The volume data presented is for the years 2009, 2008 and 2007.

     Mexico. Our product portfolio consists of Coca-Cola trademark beverages, and since 2001 has included Mundet trademark beverages licensed from FEMSA. In 2007, as part of our efforts to strengthen the Coca-Cola brand we launched Coca-Cola Zero, a line extension of the Coca-Cola brand. Sparkling beverage per capita consumption of our products in our Mexican territories in 2009 was 436 eight-ounce servings.

     The following table highlights historical sales volume and mix in Mexico for our products:

	Year Ended December 31,
	2009	2008	2007
Product Sales Volume	(millions of unit cases)
Total	1,227.2	1,149.0	1,110.4
% Growth	6.8%	3.5%	3.7%
Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	73.4	75.4%	78.3%
Water(1)	21.5	21.6	20.7
Still beverages	5.1	3.0	1.0
Total	100.0%	100.0%	100.0%

(1) Includes bulk water volumes.

     In 2009, our most popular sparkling beverage presentations were the 2.5-liter returnable plastic bottle, the 0.6-liter non-returnable plastic bottle (the 20-ounce bottle that is also popular in the United States) and the 2.5-liter non-returnable plastic bottle, which together accounted for 56.7% of total sparkling beverage sales volume in Mexico. Multiple serving presentations represented 66.9% of total sparkling beverages sales volume in Mexico in 2009, a 7.7% increase compared to 2008. Our strategy is to foster consumption in single serving presentations while maintaining multiple serving volumes. In 2009, our sparkling beverages decreased as a percentage of our total sales volume from 75% in 2008 to 73.4% in 2009, mainly due to the introduction of the Jugos del Valle line of products.

     Total sales volume reached 1,227.2 million unit cases in 2009, an increase of 6.8% compared to 1,149.0 million unit cases in 2008. Sparkling beverages sales volume increased almost 4% as compared to 2008. The still beverage category accounted for approximately 37% of the total incremental volumes during the year. Still beverage growth was mainly driven by the introduction of the Jugos del Valle line of products, especially ValleFrut.

     Latincentro (Colombia and Central America). Our product sales in Latincentro consist predominantly of Coca-Cola trademark beverages. Per capita consumption of our sparkling beverages products in Colombia and Central America was 92 and 146 eight-ounce servings, respectively, in 2009.

      The following table highlights historical total sales volume and sales volume mix in Latincentro:

	Year Ended December 31,
	2009	2008	2007
Product Sales Volume	(millions of unit cases)
Total	368.0	330.5	325.9
% Growth	11.3%	1.4%	4.7%
Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	79.3%	87.9%	88.5%
Water(1)	13.0	7.7	8.3
Still beverages	7.7	4.4	3.2
Total	100.0%	100.0%	100.0%

(1) Includes bulk water volume.

     In 2009, multiple serving presentations, as a percentage of total sparkling beverage sales volume, represented 56.7% in Central America and 58.3% in Colombia. In 2008, as part of our efforts to strengthen the Coca-Cola brand, we launched Coca-Cola Zero, a line extension of the Coca-Cola brand, in Colombia. The acquisition of Brisa in 2009 helped us to become leader, based on sales volume, in the water market in Colombia.

     Total sales volume was 368.0 million unit cases in 2009, increasing 11.3% compared to 330.5 million in 2008. Water sales, including bulk water, represented approximately 60% of total incremental volume, mainly driven by the integration of the Brisa bottled water business in Colombia. Still beverages represented the majority of the balance, mainly driven by the introduction of the Jugos del Valle line of products.

     Venezuela. Our product portfolio in Venezuela consists of Coca-Cola trademark beverages. Sparkling beverages per capita consumption of our products in Venezuela during 2009 was 174 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Venezuela:

	Year Ended December 31,
	2009	2008	2007

Product Sales Volume	(millions of unit cases)
Total	225.2	206.7	209.0
% Growth	9.0%	(1.1%)	14.5%

Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	91.7%	91.3%	90.4%
Water(1)	5.7	5.8	5.7
Still beverages	2.6	2.9	3.9
Total	100.0%	100.0%	100.0%

(1) Includes bulk water volume.

     During 2009, we continued facing periodic operating difficulties that prevented us from producing and distributing to satisfy market demand for our products. We have implemented a product portfolio rationalization strategy to minimize the impact of these disruptions, which led to an increase in sales in 2009 as compared to 2008. Our sparkling beverage volume grew 9.4% mainly driven by flavored sparkling beverages.

     In 2009, multiple serving presentations represented 77.2% of total sparkling beverages sales volume in Venezuela. Total sales volume was 225.2 million unit cases in 2009, a increase of 9.0% compared to 206.7 million in 2008.

     Mercosur (Brazil and Argentina). Our product portfolio in Mercosur consists mainly of Coca-Cola trademark beverages and the Kaiser beer brand in Brazil, which we sell and distribute on behalf of FEMSA Cerveza. Sparkling beverages per capita consumption of our products in Brazil and Argentina was 214 and 359 eight-ounce servings, respectively, in 2009.

     The following table highlights historical total sales volume and sales volume mix in Mercosur, not including beer:

	Year Ended December 31,
	2009	2008	2007

Product Sales Volume	(millions of unit cases)
Total	608.2	556.6	475.5
% Growth	9.3%	17.1%	9.6%

Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	92.0%	93.3%	93.5%
Water(1)	4.1	4.2	4.5
Still beverages	3.9	2.5	2.0
Total	100.0%	100.0%	100.0%

(1) Includes bulk water volume.

     Beginning in June 2008, we integrated the bottling franchise of REMIL in the State of Minas Gerais into our existing Brazilian operations. REMIL contributed 44.2 million unit cases of beverages to our sales volume during the first five months of 2009. Sparkling beverages represented approximately 95% of this volume. In 2008, in our continued effort to develop the still beverage category in Argentina, we launched Aquarius, a flavored water.

     Total sales volume was 608.2 million unit cases in 2009, an increase of 9.3% compared to 556.6 million in 2008. Excluding REMIL, total sales volume increased 1.3%. Growth in still beverages driven by sales of Aquarius in Argentina accounted for most of the growth during the year. In 2009, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 28.5% in Argentina and 12.4% in Brazil. In 2009, multiple serving presentations represented 70.8% and 85.5% of total sparkling beverages sales volume in Brazil and Argentina, respectively.

     We sell and distribute the Kaiser brands of beer in our territories in Brazil. In January 2006, FEMSA Cerveza acquired a controlling stake in Cervejarias Kaiser. Since that time, we have distributed the Kaiser beer portfolio in our Brazilian territories, consistent with the arrangements between us and Cervejarias Kaiser in place prior to 2004. Beginning with the second quarter of 2005, we ceased including beer that we distribute in Brazil in our reported sales volumes. On April 30, 2010, the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group closed. We have agreed with Cervejarias Kaiser to continue to distribute and sell the Kaiser beer portfolio in our Brazilian territories through the 20-year term, consistent with the arrangement in place since 2006.

Recent Acquisition

     In February 2009, we acquired with The Coca-Cola Company the Brisa bottled water business in Colombia from Bavaria, a subsidiary of SABMiller. We acquired the production assets and the rights to distribute in the territory, and The Coca-Cola Company acquired the Brisa brand. We and The Coca-Cola Company equally shared in paying the purchase price of US$ 92 million. Following a transition period, in June 2009, we started to sell and distribute the Brisa portfolio of products in Colombia.

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

Marketing

     Our company, in conjunction with The Coca-Cola Company, has developed a marketing strategy to promote the sale and consumption of our products. We rely extensively on advertising, sales promotions and retailer support programs to target the particular preferences of our consumers. Our consolidated marketing expenses in 2009, net of contributions by The Coca-Cola Company, were Ps. 3, 278 million. The Coca-Cola Company contributed an additional Ps. 1, 945 million in 2009, which includes contributions for coolers, bottles and cases. Through the use of advanced information technology, we have collected customer and consumer information that allow us to tailor our marketing strategies to target different types of customers located in each of our territories and to meet the specific needs of the various markets we serve.

     Retailer Support Programs. Support programs include providing retailers with point-of-sale display materials and consumer sales promotions, such as contests, sweepstakes and the giveaway of product samples.

     Coolers. Cooler distribution among retailers is important for the visibility and consumption of our products and to ensure that they are sold at the proper temperature.

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

     We believe that the implementation of our channel marketing strategy also enables us to respond to competitive initiatives with channel-specific responses as opposed to market-wide responses. Our channel marketing activities are facilitated by our management information systems. We have invested significantly in creating these systems, including in hand-held computers to support the gathering of product, consumer and delivery information for most of our sales routes throughout our territories.

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

Product Distribution

     The following table provides an overview of our product distribution centers and the retailers to which we sell our products:

	Product Distribution Summary
	as of December 31, 2009

	Mexico	Latincentro(2)	Venezuela	Mercosur(3)
Distribution centers	84	60	33	33
Retailers (in thousands)(1)	620,255	475,119	211,749	269,888

(1)	Estimated.
(2)	Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.
(3)	Includes Brazil and Argentina.

     We continuously evaluate our distribution model in order to fit with the local dynamics of the marketplace. We are currently analyzing the way we go to market, recognizing different service needs from our customers, while looking for a more efficient distribution model. As part of this strategy, we are rolling out a variety of new distribution models throughout our territories looking for improvements in our distribution network.

     We use two main sales methods depending on market and geographic conditions: (1) the traditional or conventional truck route system, in which the person in charge of the delivery makes immediate sales from inventory available on the truck and (2) the pre-sale system, which separates the sales and delivery functions and allows sales personnel to sell products prior to delivery and trucks to be loaded with the mix of products that retailers have previously ordered, thereby increasing distribution efficiency. We also use a hybrid distribution system in some of our territories, where the same truck holds product available for immediate sale and product previously ordered through the pre-sale system. As part of the pre-sale system, sales personnel also provide merchandising services during retailer visits, which we believe enhance the presentation of our products at the point of sale. We believe that service visits to retailers and frequency of deliveries are essential elements in an effective selling and distribution system for our products. In certain areas, we also make sales through third party wholesalers of our products. The vast majority of our sales are on a cash basis.

     Our distribution centers range from large warehousing facilities and re-loading centers to small deposit centers. In addition to our fleet of trucks, we distribute our products in certain locations through electric carts and hand-trucks in order to comply with local environmental and traffic regulations. In some of our territories, we retain third parties to transport our finished products from the bottling plants to the distribution centers.

     Mexico. We contract with a subsidiary of FEMSA for the transportation of finished products to our distribution centers from our Mexican production facilities. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” From the distribution centers, we then distribute our finished products to retailers through our own fleet of trucks.

     In Mexico, we sell a majority of our beverages at small retail stores to customers who take the beverages home or elsewhere for consumption. We also sell products through the “on-premise” consumption segment, supermarkets and other locations. The “on-premise” consumption segment consists of sales through sidewalk stands, restaurants, bars and various types of dispensing machines as well as sales through point-of-sale programs in concert halls, auditoriums and theaters.

     Brazil. In Brazil we sold approximately 23% of our total sales volume through supermarkets in 2009. Also in Brazil, the delivery of our finished products to customers is completed by a third party, while we maintain control over the selling function. In designated zones in Brazil, third-party distributors purchase our products at a discount from the wholesale price and resell the products to retailers.

     Territories other than Mexico and Brazil. We distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors. In most of our territories, an important part of our total sales volume is sold through small retailers, with low supermarket penetration.

Competition

     Although we believe that our products enjoy wider recognition and greater consumer loyalty than those of our principal competitors, the markets in the territories in which we operate are highly competitive. Our principal competitors are local bottlers of Pepsi and other bottlers and distributors of national and regional sparkling beverage brands. We face increased competition in many of our territories from producers of low price beverages, commonly referred to as “B brands.” A number of our competitors in Central America, Venezuela, Brazil and Argentina offer beer in addition to sparkling beverages, still beverages, and water, which may enable them to achieve distribution efficiencies.

     Recently, price discounting and packaging have joined consumer sales promotions, customer service and non-price retailer incentives as the primary means of competition among bottlers. We compete by seeking to offer products at an attractive price in the different segments in our markets and by building on the value of our brands. We believe that the introduction of new products and new presentations has been a significant competitive technique that allows us to increase demand for our products, provide different options to consumers and increase new consumption opportunities. See “—Sales Overview.”

     Mexico. Our principal competitors in Mexico are bottlers of Pepsi products, whose territories overlap but are not co-extensive with our own. In central Mexico we compete with a subsidiary of PepsiCo, Pepsi Beverage Company, the largest bottler of Pepsi products globally, and Grupo Embotelladores Unidos, S.A.B. de C.V., the Pepsi bottler in central and southeast Mexico. Our main competition in the juice category in Mexico is Grupo Jumex, the largest juice producer in the country. In the water category, Bonafont, a water brand owned by Groupe Danone, is our main competition. In addition, we compete with Cadbury Schweppes in sparkling beverages and with other national and regional brands in our Mexican territories, as well as low-price producers, such as Big Cola and Consorcio AGA, S.A. de C.V., that principally offer multiple serving size presentations of sparkling and still beverages.

     Latincentro (Colombia and Central America). Our principal competitor in Colombia is Postobón, a well-established local bottler that sells flavored sparkling beverages, some of which have a wide consumption preference, such as manzana Postobón (apple Postobón), which is the second most popular flavor in the Colombian sparkling beverage industry in terms of total sales volume. Postobón also sells Pepsi products. Postobón is a vertically integrated producer, the owners of which hold other significant commercial interests in Colombia. We also compete with low-price producers, such as the producers of Big Cola, that principally offer multiple serving size presentations in the sparkling and still beverage industry.

     In the countries that comprise our Central America region, our main competitors are Pepsi and Big Cola bottlers. In Guatemala and Nicaragua, we compete with a joint venture between AmBev and The Central American Bottler Corporation. In Costa Rica, our principal competitor is Florida Bebidas S.A., subsidiary of Florida Ice and Farm Co. S.A. In Panama, our main competitor is Cervecería Nacional, S.A. We also face competition from low-price producers offering multiple serving size presentations in some Central American countries.

     Venezuela. In Venezuela, our main competitor is Pepsi-Cola Venezuela, C.A., a joint venture formed between PepsiCo and Empresas Polar, S.A., the leading beer distributor in the country. We also compete with the producers of Big Cola in part of the country.

     Mercosur (Brazil and Argentina). In Brazil, we compete against AmBev, a Brazilian company with a portfolio of brands that includes Pepsi, local brands with flavors such as guaraná, and proprietary beers. We also compete against “B brands” or “Tubainas,” which are small, local producers of low-cost flavored sparkling beverages in multiple serving presentations that represent a significant portion of the sparkling beverage market.

     In Argentina, our main competitor is Buenos Aires Embotellador S.A. (BAESA), a Pepsi bottler, which is owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In addition, we compete with a number of competitors offering generic, low-priced sparkling beverages as well as many other generic products and private label proprietary supermarket brands.

Raw Materials

     Pursuant to the bottler agreements with The Coca-Cola Company, we are required to purchase concentrate and artificial sweeteners in some of our territories, for all Coca-Cola trademark beverages from companies designated by The Coca-Cola Company. The price of concentrate for all Coca-Cola trademark beverages is a percentage of the average price we charge to our retailers in local currency net of applicable taxes. Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage has historically been set pursuant to periodic negotiations with The Coca-Cola Company.

     In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for sparkling beverages over a three-year period in Brazil beginning in 2006 and in Mexico beginning in 2007. These increases were fully implemented in Brazil in 2008 and in Mexico in 2009. As part of the cooperation framework that we arrived at with The Coca-Cola Company at the end of 2006, The Coca-Cola Company will provide a relevant portion of the funds derived from the concentrate increase for marketing support of our sparkling and still beverages portfolio. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”

     In addition to concentrate, we purchase sweeteners, carbon dioxide and other raw materials, resin and ingots to make plastic bottles, finished plastic and glass bottles, cans, closures and fountain containers, as well as other packaging materials. Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for the sparkling beverage. Our bottler agreements provide that, with respect to Coca-Cola trademark beverages, these materials may be purchased only from suppliers approved by The Coca-Cola Company, including affiliates of FEMSA. Prices for packaging materials and high fructose corn syrup historically have been determined with reference to the U.S. dollar, although the local currency equivalent in a particular country is subject to price volatility in accordance with changes in exchange rates. Our most significant packaging raw material costs arise from the purchase of resin, plastic ingots to make plastic bottles and finished plastic bottles, which we obtain from international and local producers. The prices of these materials are tied to crude oil prices and global resin supply. In recent years we have experienced volatility in the prices we pay for these materials. Across our territories, our average price for resin in U.S. dollars decreased significantly during 2009.

     Under our agreements with The Coca-Cola Company, we may use raw or refined sugar or high fructose corn syrup as sweeteners in our products. Sugar prices in all of the countries in which we operate, other than Brazil, are subject to local regulations and other barriers to market entry that cause us to pay in excess of international market prices for sugar in certain countries. We have experienced sugar price volatility in our territories as a result of changes in local conditions and regulations and, in 2009, mainly due to a production shortfall in India, one of the largest global producers of sugar.

     None of the materials or supplies that we use is presently in short supply, although the supply of specific materials could be adversely affected by strikes, weather conditions, governmental controls or national emergency situations.

     Mexico. We purchase our returnable plastic bottles from Continental PET Technologies de México, S.A. de C.V, a subsidiary of Continental Can, Inc., which is the exclusive supplier of returnable plastic bottles to The Coca-Cola Company and its bottlers in Mexico. We also mainly purchase resin from Arteva Specialties, S. de R.L. de C.V. and Industrias Voridian, S.A. de C.V., which ALPLA Fábrica de Plásticos, S.A. de C.V., known as ALPLA, manufactures into non-returnable plastic bottles for us.

     We purchase all of our cans from Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a cooperative of Coca-Cola bottlers, in which we hold a 5.0% equity interest. We mainly purchase our glass bottles from Silices de Veracruz, S.A. de C.V., known as SIVESA, a wholly-owned subsidiary of FEMSA Cerveza. We purchase sugar from, among other suppliers, Beta San Miguel, S.A. de C.V., a sugar cane producer in which we hold a 2.5% equity interest.

     Imported sugar is subject to import duties, the amount of which is set by the Mexican government. As a result, sugar prices in Mexico are in excess of international market prices for sugar. In 2009, sugar prices increased compared to 2008.

     Latincentro (Colombia and Central America). In Colombia, we use sugar as a sweetener in most of our products, which we buy from several domestic sources. We purchase pre-formed ingots from Amcor and Tapón Corona de Colombia S.A. We purchase all our glass bottles and cans from a supplier in which our competitor Postobón owns a 40% equity interest. Glass bottles and cans are available only from this one local source.

     In Central America, the majority of our raw materials such as glass and plastic bottles and cans are purchased from several local suppliers. Sugar is available from one supplier in each country. Local sugar prices, in certain countries that comprised the region, are increasing due to higher international prices and the limited availability of sugar or high fructose corn syrup. In Costa Rica, we acquire plastic non-returnable bottles from ALPLA C.R. S.A., and in Nicaragua we acquire such plastic bottles from ALPLA Nicaragua, S.A.

     Venezuela. We use sugar as a sweetener in most of our products, which we purchase mainly from the local market. Since 2003, we have experienced a sugar shortage due to lower domestic production and the inability of the predominant sugar importers to obtain permission to import in a timely manner. Sugar supply was severely affected in 2009 due to (1) shortages in sugar cane production, (2) the implementation of new regulations imposing a quota on the maximum amount of available sugar distributed to the food and beverages industry and (3) a production decrease by certain sugar mills. We cannot assure you that we will be able to meet our sugar requirements in the long term if sugar supply conditions do not improve. We buy glass bottles from one local supplier, Productos de Vidrio, S.A., but there are alternative suppliers authorized by The Coca-Cola Company. We acquire most of our plastic non-returnable bottles from ALPLA de Venezuela, S.A. and all of our aluminum cans from a local producer, Dominguez Continental, C.A.

     Under current regulations promulgated by the Venezuelan authorities, our ability to import some of our raw materials and other supplies used in our production could be limited, and access to the official exchange rate for these items for us and our suppliers, including, among others, resin, aluminum, plastic caps, distribution trucks and vehicles is only achieved by obtaining proper approvals from the relevant authorities.

     Mercosur (Brazil and Argentina). Sugar is widely available in Brazil at local market prices, which historically have been similar to international prices. Sugar prices in Brazil in recent periods have been volatile, mainly due to the increased demand for sugar cane for production of alternative fuels, and our average acquisition cost for sugar in 2009 increased. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” We purchase glass bottles, plastic bottles and cans from several domestic and international suppliers.

     In Argentina, we mainly use high fructose corn syrup that we purchase from several different local suppliers as a sweetener in our products instead of sugar. We purchase glass bottles, plastic cases and other raw materials from several domestic sources. We purchase pre-formed plastic ingots, as well as returnable plastic bottles, at competitive prices from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil, and other local suppliers. We also acquire plastic non-returnable bottles from ALPLA Avellaneda S.A. We produce our own can presentations and juice-based products for distribution to customers in Buenos Aires.

REGULATION

     We are subject to regulation in each of the territories in which we operate. The adoption of new laws or regulations in the countries in which we operate may increase our operating costs, our liabilities or impose restrictions on our operations which, in turn, may adversely affect our financial condition, business and results of operations. Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on our future results of operations or financial condition.

Price Controls

     Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which we operate. At present, there are no price controls on our products in any of the territories in which we have operations, except for Argentina, where authorities directly supervise certain products sold through supermarkets to control inflation.

Taxation of Sparkling Beverages

     All the countries in which we operate, except for Panama, impose a value-added tax on the sale of sparkling beverages, with a rate of 16% in Mexico beginning in January 2010 (15% through the end of 2009), 12% in Guatemala, 15% in Nicaragua, 13% in Costa Rica, 16% in Colombia (applied only to the first sale in supply chain), 12% in Venezuela (beginning in April 2009), 17% (Mato Grosso do Sul) and 18% (São Paulo and Minas Gerais) in Brazil, and 21% in Argentina. In addition, several of the countries in which we operate impose the following excise or other taxes:

• Guatemala imposes an excise tax of 0.18 cents in local currency (Ps. 0.28 as of December 31, 2009) per liter of sparkling beverage.

• Costa Rica imposes a specific tax on non-alcoholic bottled beverages based on the combination of packaging and flavor, a 5% excise tax on local brands, a 10% tax on foreign brands and a 14% tax on mixers, and another specific tax on non-alcoholic beverages of 14.39 colones (Ps. 0.33 as of December 31, 2009) for every 250 ml.

• Nicaragua imposes a 9% tax on consumption, and municipalities impose a 1% tax on our Nicaraguan gross income.

• Panama imposes a 5% tax based on the cost of goods produced.

• Brazil imposes an average production tax of 4.9% and an average sales tax of 7.8%, both assessed by the federal government. Most of these taxes are fixed, based on average retail prices in each state where the company operates (VAT) or fixed by the federal government (excise and sales tax).

• Argentina imposes an excise tax on sparkling beverages containing less than 5% lemon juice or less than 10% fruit juice of 8.7%, and an excise tax on flavored sparkling beverage with 10% or more fruit juice and on sparkling water of 4.2%, although this excise tax is not applicable to certain of our products.

Water Supply Law

     In Mexico, we obtain water directly from municipal water companies and pump water from our own wells pursuant to concessions obtained from the Mexican government on a plant-by-plant basis. Water use in Mexico is regulated primarily by the Ley de Aguas Nacionales de 1992 (the 1992 Water Law), and regulations issued thereunder, which created the Comisión Nacional del Agua (the National Water Commission). The National Water Commission is charged with overseeing the national system of water use. Under the 1992 Water Law, concessions for the use of a specific volume of ground or surface water generally run for five-, ten- or fifteen-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request concession terms to be extended upon termination. The Mexican government is authorized to reduce the volume of ground or surface water granted for use by a concession by whatever volume of water is not used by the concessionaire for two consecutive years. However, because the current concessions for each of our plants in Mexico do not match each plant’s projected needs for water in future years, we successfully negotiated with the Mexican government the right to transfer the unused volume under concessions from certain plants to other plants anticipating greater water usage in the future. Our concessions may be terminated if, among other things, we use more water than permitted or we fail to pay required concession-related fees and do not cure such situations on a timely manner. Although we have not undertaken independent studies to confirm the sufficiency of the existing or future groundwater supply, we believe that our existing concessions satisfy our current water requirements in Mexico.

     In Argentina, a state water company provides water to our Alcorta plant on a limited basis; however, we believe the authorized amount meets our requirements for this plant. In our Monte Grande plant in Argentina, we pump water from our own wells without the need for any specific permit or license.

     In Brazil, we buy water directly from municipal utility companies, and we also pump water from our own wells or rivers (Mogi das Cruzes plant) pursuant to concessions granted by the Brazilian government for each plant. According to the Brazilian Constitution, water is considered an asset of common use and can only be exploited for the national interest, by Brazilians or companies formed under Brazilian law. Dealers and users have the responsibility for any damage to the environment. The exploitation and use of water is regulated by the Código de Mineração (Code of Mining, Decree Law No. 227/67), the Código de Águas Minerais (Mineral Water Code, Decree Law No. 7841/45), the National Water Resources Policy (Law No. 9433 / 97) and by regulations issued thereunder. The companies that exploit water are supervised by the Departamento Nacional de Produção Mineira – DNPM (National Department of Mineral Production) and the National Water Agency in connection with federal health agencies, as well as state and municipal authorities. In the Jundiaí and Belo Horizonte plants, we do not exploit mineral water. In the Mogi das Cruzes and Campo Grande plants, we have all the necessary permits related to the exploitation of mineral water.

     In Colombia, in addition to natural spring water, we obtain water directly from our own wells and from local public companies. We are required to have a specific concession to exploit water from natural sources. Water use is regulated by law no. 9 of 1979 and decrees no. 1594 of 1984 and no. 2811 of 1974. The National Institute of National Resources supervises companies that exploit water. In Nicaragua and Costa Rica, we own and exploit our own water wells granted to us through governmental concessions. In Guatemala, no license or permits are required to exploit water from the private wells in our own plants. In Panama, we acquire water from a state water company. In Venezuela, we use private wells in addition to water provided by the municipalities, and we have taken the appropriate actions, including actions to comply with water regulations, to have water supply available from these sources.

     We cannot assure you that water will be available in sufficient quantities to meet our future production needs, that we will be able to maintain our current concessions or that additional regulations relating to water use will not be adopted in the future in our territories. We believe we are in material compliance with the terms of our existing water concessions and that we are in compliance with all relevant water regulations.

Environmental Matters

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

     In addition, we are subject to the Ley de Aguas Nacionales (the Natural Waters Law), enforced by the Comisión Nacional del Agua (the Mexican National Water Commission), or CONAGUA. Adopted in December

1992, the law provides that plants located in Mexico that use deep water wells to supply their water requirements must pay a fee to the city for the discharge of residual waste water to drainage. Pursuant to this law, certain local authorities test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by CONAGUA. All of our bottler plants located in Mexico City, as well as the Toluca plant, met these standards as of 2001. See “—Description of Property, Plant and Equipment.”

     In our Mexican operations, we established a partnership with The Coca-Cola Company and ALPLA, a supplier of plastic bottles to us in Mexico, to create Industria Mexicana de Reciclaje (IMER), a PET recycling facility located in Toluca, Mexico. This facility started operations in 2005 and has a recycling capacity of 25,000 metric tons per year from which 15,000 metric tons can be re-used in PET bottles for food packaging purposes. We have also continued contributing funds to a nationwide recycling company, ECOCE, or Ecología y Compromiso Empresarial (Environmentally Committed Companies). In addition, our plants located in Toluca, Reyes, Cuautitlan, Apizaco, San Cristobal, Morelia, Ixtacomitan and Coatepec have received a Certificado de Industria Limpia (Certificate of Clean Industry).

     As part of our environmental protection and sustainability strategies, in December 2009, some of our affiliates, jointly with other third parties, entered into a generation and wind energy supply agreement with a subsidiary of GAMESA Energía, S.A. to supply energy to a plant in Toluca, Mexico, owned by our subsidiary, Propimex, S.A. de C.V. The plant, which is located in La Ventosa, Oaxaca, is expected to generate approximately 100 thousand megawatt hours annually. The energy supply services began in April 2010.

     Our Central American operations are subject to several federal and state laws and regulations relating to the protection of the environment, which have been enacted in the last ten years, as awareness has increased in this region about the protection of the environment and the disposal of dangerous and toxic materials, as well as water usage. In some countries in Central America, we are in the process of bringing our operations into compliance with new environmental laws on the timeline established by the relevant regulatory authorities. Our Costa Rica and Panama operations have participated in a joint effort along with the local division of The Coca-Cola Company, Misión Planeta (Mission Planet), for the collection and recycling of non-returnable plastic bottles.

     Our Colombian operations are subject to several Colombian federal, state and municipal laws and regulations related to the protection of the environment and the disposal of treated water and toxic and dangerous materials. These laws include the control of atmospheric emissions, noise emissions, disposal of treated water and strict limitations on the use of chlorofluorocarbons. We are also engaged in nationwide campaigns for the collection and recycling of glass and plastic bottles as well as reforestation programs. For our plants in Colombia, we have obtained the “Certificación Ambiental Fase IV” (Phase IV Environmental Certificate).

     Our Venezuelan operations are subject to several Venezuelan federal, state and municipal laws and regulations related to the protection of the environment. The most relevant of these laws are the Ley Orgánica del Ambiente (the Organic Environmental Law), the Ley Sobre Sustancias, Materiales y Desechos Peligrosos (the Substance, Material and Dangerous Waste Law), the Ley Penal del Ambiente (the Criminal Environment Law) and the Ley de Aguas (the Water Law). Since the enactment of the Organic Environmental Law in 1995, our Venezuelan subsidiary has presented the proper authorities with plans to bring our production facilities and distribution centers into compliance with the law, which mainly consist of building or expanding the capacity of water treatment plants in our bottling facilities. Even though we have had to adjust some of the originally proposed timelines due to construction delays, in 2009, we completed the construction and received all the required permits to operate a new water treatment plant in our bottling facility located in the city of Barcelona. At the end of 2009, we also agreed with the relevant authorities to construct a water treatment plant in our Valencia plant within the next 18 months. We expect to complete the water treatment plant projects in the rest of our bottling facilities during the first half of 2011. We are also in process of obtaining the ISO 14000 certification for all of our plants in Venezuela.

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

     Our production plant located in Jundiaí has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by the law. The plant has been certified for (i) ISO 9001 since March 1995; (ii) ISO 14001 since March 1997; (iii) norm OHSAS 18001 since 2005; and (iv) ISO 22000 since 2007. In Brazil it is also necessary to obtain concessions from the government to cast drainage. Our plants in Brazil have been granted this concession, except Mogi das Cruzes, where we have timely begun the process of obtaining one. We are in the process of expanding the capacity of our water treatment plant in our Jundiaí facility, which is expected to be completed in 2010.

     In Brazil, a municipal regulation of the City of São Paulo, implemented pursuant to Law 13.316/2002, came into effect in May 2008. This regulation requires us to collect for recycling a specified annual percentage of plastic bottles made from PET sold in the municipality; such percentage increases each year. As of May 2009, we were required to collect for recycling 50% of the PET bottles sold in the City of São Paulo and by May 2010, we will be required to collect 75% of PET bottles for recycling and 90% in May 2011. Currently, we are not able to collect the entire required volume of PET bottles we sold in the City of São Paulo for recycling. If we do not meet the requirements of this regulation, which are more onerous than those imposed by the countries with the highest recycling standards, we could be fined and be subject to other sanctions, such as the suspension of operations in any of our plants and/or distribution centers located in the City of São Paulo. In May 2008, we and other bottlers in the City of São Paulo, through the Associação Brasileira das Indústrias de Refrigerantes e de Bebidas Não-alcoólicas

(Brazilian Soft Drink and Non-Alcoholic Beverage Association, or ABIR), filed a motion requesting a court to overturn this regulation due to the impossibility of compliance. Through ABIR, we are also negotiating the reduction of recycling percentages and more reasonable timelines for compliance. In addition, in November 2009 in response to a municipal authority request for us to demonstrate the destination of the PET bottles sold in São Paulo, we filed a motion presenting all of our recycling programs and requesting a more practical timeline to comply with the requirements of the law. We are currently awaiting resolution of both of these matters.

     Our Argentine operations are subject to federal and provincial laws and regulations relating to the protection of the environment. The most significant of these are regulations concerning waste water discharge, which are enforced by the Secretaría de Ambiente y Desarrollo Sustentable (the Ministry of Natural Resources and Sustainable Development) and the Organismo Provincial para el Desarrollo Sostenible (the Provincial Organization for Sustainable Development) for the province of Buenos Aires. Our Alcorta plant is in compliance with environmental standards and we have been certified for ISO 14001:2004 for the plants and operative units in Buenos Aires.

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

     We have expended, and may be required to expend in the future, funds for compliance with and remediation under local environmental laws and regulations. Currently, we do not believe that such costs will have a material adverse effect on our results of operations or financial condition. However, since environmental laws and regulations and their enforcement are becoming increasingly stringent in our territories, and there is increased awareness by local authorities of higher environmental standards in the countries where we operate, changes in current regulations may result in an increase in costs, which may have an adverse effect on our future results of operations or financial condition. Management is not aware of any significant pending regulatory changes that would require a significant amount of additional remedial capital expenditures.

Other regulations

     In December 2009, the Venezuelan government issued a decree requiring a reduction in energy consumption by at least 20% for industrial companies whose consumption is greater than two megawatts per hour and to submit an energy-usage reduction plan. Some of our bottling operations in Venezuela outside of Caracas met this threshold and we submitted a plan, which included the purchase of generators for our plants. In January 2010, the Venezuelan government subsequently implemented power cuts and other measures for all industries in Caracas whose consumption was above 35 kilowatts per hour. All of our bottling and distribution centers as well as administrative offices in Caracas met this threshold.

     In January 2010, the Venezuelan government amended the Ley para la Defensa y Acceso a las Personas a los Bienes y Servicios (Access to Goods and Services Defense Law). Any violation by a company that produces, distributes and sells goods and services could lead to fines, penalties or the confiscation of the assets used to produce, distribute and sell these goods without compensation. Although we believe we are in compliance with this law, consumer protection laws in Venezuela are subject to continuing review and changes, and any such changes could lead to an adverse impact on us.

BOTTLER AGREEMENTS

Coca-Cola Bottler Agreements

     Bottler agreements are the standard agreements for each territory that The Coca-Cola Company enters into with bottlers outside the United States. Pursuant to our bottler agreements, we are authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas, and we are required to purchase concentrate and artificial sweeteners in some of our territories for all Coca-Cola trademark beverages from companies designated by the Coca-Cola Company.

     These bottler agreements also provide that we will purchase our entire requirement of concentrate for Coca-Cola trademark beverages from The Coca-Cola Company and other authorized suppliers at prices, terms of payment and on other terms and conditions of supply as determined from time to time by The Coca-Cola Company at its sole discretion. Concentrate prices are determined as a percentage of the weighted average retail price in local currency, net of applicable taxes. Although the price multipliers used to calculate the cost of concentrate and the currency of payment, among other terms, are set by The Coca-Cola Company at its sole discretion, we set the price of products sold to customers at our discretion, subject to the applicability of price restraints. We have the exclusive right to distribute Coca-Cola trademark beverages for sale in our territories in authorized containers of the nature prescribed by the bottler agreements and currently used by our company. These containers include various configurations of cans and returnable and non-returnable bottles made of glass and plastic and fountain containers.

     The bottler agreements include an acknowledgment by us that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola trademark beverages and of the secret formulas with which The Coca-Cola Company’s concentrates are made. Subject to our exclusive right to distribute Coca-Cola trademark beverages in our territories, The Coca-Cola Company reserves the right to import and export Coca-Cola trademark beverages to and from each of our territories. Our bottler agreements do not contain restrictions on The Coca-Cola Company’s ability to set the price of concentrates charged to our subsidiaries and do not impose minimum marketing obligations on The Coca-Cola Company. The prices at which we purchase concentrates under the bottler agreements may vary materially from the prices we have historically paid. However, under our bylaws and the shareholders agreement among certain subsidiaries of The Coca-Cola Company and certain subsidiaries of FEMSA, an adverse action by The Coca-Cola Company under any of the bottler agreements may result in a suspension of certain voting rights of the directors appointed by The Coca-Cola Company. This provides us with limited protection against The Coca-Cola Company’s ability to raise concentrate prices to the extent that such increase is deemed detrimental to us pursuant to the shareholder agreement and the bylaws. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”

     The Coca-Cola Company has the ability, at its sole discretion, to reformulate any of the Coca-Cola trademark beverages and to discontinue any of the Coca-Cola trademark beverages, subject to certain limitations, so long as all Coca-Cola trademark beverages are not discontinued. The Coca-Cola Company may also introduce new beverages in our territories in which case we have a right of first refusal with respect to the manufacturing, packaging, distribution and sale of such new beverages subject to the same obligations as then exist with respect to the Coca-Cola trademark beverages under the bottler agreements. The bottler agreements prohibit us from producing, bottling or handling beverages other than Coca-Cola trademark beverages, or other products or packages that would imitate, infringe upon, or cause confusion with the products, trade dress, containers or trademarks of The Coca-Cola Company, except under the authority of, or with the consent of, the Coca-Cola Company. The bottler agreements also prohibit us from acquiring or holding an interest in a party that engages in such restricted activities. The bottler agreements impose restrictions concerning the use of certain trademarks, authorized containers, packaging and labeling of The Coca-Cola Company so as to conform to policies prescribed by The Coca-Cola Company. In particular, we are obligated to:

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

     The Coca-Cola Company contributed a significant portion of our total marketing expenses in our territories during 2009 and has reiterated its intention to continue providing such support as part of our new cooperation framework. Although we believe that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders —The Shareholders Agreement” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders —Cooperation Framework with The Coca-Cola Company.”

     We have separate bottler agreements with The Coca-Cola Company for each of the territories in which we operate, on substantially the same terms and conditions. These bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement.

     In Mexico, we have four bottler agreements; the agreements for two territories expire in June 2013 and the agreements for the other two territories expire in May 2015. Our bottler agreements with The Coca-Cola Company will expire for our territories in the following countries: Argentina in September 2014; Brazil in April 2014; Colombia in June 2014; Venezuela in August 2016; Guatemala in March 2015; Costa Rica in September 2017; Nicaragua in May 2016; and Panama in November 2014.

     The bottler agreements are subject to termination by The Coca-Cola Company in the event of default by us. The default provisions include limitations on the change in ownership or control of our company and the assignment or transfer of the bottler agreements and are designed to preclude any person not acceptable to The Coca-Cola Company from obtaining an assignment of a bottler agreement or from acquiring our company independently of other rights set forth in the shareholders agreement. These provisions may prevent changes in our principal shareholders, including mergers or acquisitions involving sales or dispositions of our capital stock, which will involve an effective change of control, without the consent of The Coca-Cola Company. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders —The Shareholders Agreement.”

     We have also entered into tradename licensing agreements with The Coca-Cola Company pursuant to which we are authorized to use certain trademark names of The Coca-Cola Company. These agreements have a ten-year term, but are terminated if we cease to manufacture, market, sell and distribute Coca-Cola trademark products pursuant to the bottler agreements or if the shareholders agreement is terminated. The Coca-Cola Company also has the right to terminate a license agreement if we use its trademark names in a manner not authorized by the bottler agreements.

DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT

     Over the past several years, we made significant capital improvements to modernize our facilities and improve operating efficiency and productivity, including:

• increasing the annual capacity of our bottling plants by installing new production lines;

• installing clarification facilities to process different types of sweeteners;

• installing plastic bottle-blowing equipment;

• modifying equipment to increase flexibility to produce different presentations, including faster sanitation and changeover times on production lines; and

• closing obsolete production facilities.

See “Item 5. Operating and Financial Review and Prospects—Capital Expenditures.”

     As of December 31, 2009, we owned thirty-one bottling plants company-wide. By country, we have ten bottling facilities in Mexico, five in Central America, six in Colombia, four in Venezuela, four in Brazil and two in Argentina.

     As of December 31, 2009, we operated 210 distribution centers, approximately 40% of which were in our Mexican territories. We own more than 88% of these distribution centers and lease the remainder. See “—The Company—Product Distribution.”

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

     The table below summarizes by country principal use, installed capacity and percentage utilization of our production facilities:

Bottling Facility Summary
As of December 31, 2009

Country	Installed Capacity (thousands of unit cases)	% Utilization(1)

Mexico	1,594,568	75%
Guatemala	36,850	70%
Nicaragua	85,766	43%
Costa Rica	78,486	58%
Panama	38,399	62%
Colombia	370,776	59%
Venezuela	275,205	81%
Brazil	623,676	66%
Argentina	285,825	66%

(1) Annualized rate.

      The table below summarizes by country plant location and facility area of our production facilities:

Bottling Facility by Location As of December 31, 2009

		Facility Area
Country	Plant	(thousands of sq. meters)

Mexico	San Cristóbal de las Casas, Chiapas	45
	Cuautitlán, Estado de México	35
	Los Reyes la Paz, Estado de México	50
	Toluca, Estado de México	242
	Celaya, Guanajuato	87
	León, Guanajuato	38
	Morelia, Michoacán	50
	Ixtacomitán, Tabasco	117
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	142

Guatemala	Guatemala City	47

Nicaragua	Managua	54

Costa Rica	Calle Blancos (San José)	52
	Coronado (San José)	14

Panama	Panama City	29

Colombia	Barranquilla	37
	Bogotá	105
	Bucaramanga	26
	Cali	76
	Manantial	67
	Medellín	47

Venezuela	Antímano	15
	Barcelona	141
	Maracaibo	68
	Valencia	100

Brazil	Campo Grande	36
	Jundiaí	191
	Mogi das Cruzes	119
	Belo Horizonte	73

Argentina	Alcorta	73
	Monte Grande (Buenos Aires)	32

SIGNIFICANT SUBSIDIARIES

     The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2009:

	Jurisdiction of	Percentage
Name of Company	Incorporation	Owned	Description
Propimex, S.A. de C.V	Mexico	100.00%	Manufacturer of bottles and distributor of bottled
			beverages.

Controladora
Interamericana de
Bebidas, S.A. de C.V	Mexico	100.00%	Holding company of manufacturers and
			distributors of beverages.

Spal Industria Brasileira
de Bebidas, S.A	Brazil	97.71%	Manufacturer of cans and related products for
			bottling beverages.

Coca-Cola FEMSA de
Venezuela S.A.	Venezuela	100.00%	Manufacturer of bottles and related products for
(formerly, Panamco			bottling beverages.
Venezuela, S.A. de
C.V.)

Item 4A. Unresolved Staff Comments

     None.

Item 5. Operating and Financial Review and Prospects

General

     The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements including the notes thereto. Our consolidated financial statements were prepared in accordance with Mexican Financial Reporting Standards, which differ in certain respects from U.S. GAAP. Notes 26 and 27 to our consolidated financial statements provide a description of the principal differences between Mexican Financial Reporting Standards and U.S. GAAP as they relate to us, together with a reconciliation to U.S. GAAP of net income and equity.

     Average Price Per Unit Case. We use average price per unit case to analyze average pricing trends in the different territories in which we operate. We calculate average price per unit case by dividing net sales by total sales volume. Sales of beer in Brazil, which are not included in our sales volumes, are excluded from this calculation.

     Effects of Changes in Economic Conditions. Our results of operations are affected by changes in economic conditions in Mexico and in the other countries in which we operate. For the years ended December 31, 2009, 2008 and 2007, 35.8%, 40.7% and 47.0%, respectively, of our total revenues were attributable to Mexico. In addition to Mexico, we also conduct operations in Central America, Colombia, Venezuela, Brazil and Argentina.

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

     The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, further deterioration in economic conditions in, or delays in recovery of, the U.S. economy may hinder any recovery in Mexico. In addition, an increase in interest rates in Mexico would increase our cost of Mexican peso-denominated variable interest rate indebtedness and would have an adverse effect on our financial condition. Depreciation of the Mexican peso relative to the U.S. dollar increases the cost to us of a portion of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars and thereby may negatively affect our financial condition.

Recent developments

     In January 2010, the Venezuelan government announced a devaluation of its official exchange rates and the establishment of a multiple exchange rate system of: (1) 2.60 bolivares to US$ 1.00 for high priority categories (2) 4.30 bolivares to US$ 1.00 for non-priority categories and (3) the recognition of the existence of other exchange rates which the government shall determine. See “—Liquidity and Capital Resources.”

     On February 5, 2010, we issued our 4.625% Senior Notes, due 2020 in the aggregate principal amount of US$ 500 million.

     On February 10, 2010, our board of directors proposed an ordinary dividend of Ps. 2,604 million. This dividend was approved at the annual shareholders meeting held on April 14, 2010, and represents an increase of 94% as compared to the dividend paid in April 2009.

     On February 25, 2010 and on April 16, 2010, we repaid our Mexican peso-denominated bonds, Certificado Bursátil KOF 09 and Certificado Bursátil KOF 03-3 at maturity in an aggregate principal amount of Ps. 2,000 and Ps.1,000 million, respectively.

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

     Allowance for Doubtful Accounts. We determine our allowance for doubtful accounts based on an evaluation of the aging of our receivables portfolio. The amount of the allowance is based on an analysis of recoverability of each balance. Most of our sales, however, are realized on a cash basis and do not give rise to doubtful accounts.

     Returnable Bottles and Cases; Allowance for Bottle Breakage. Returnable bottles and cases are recorded at acquisition cost and, through 2007, these costs were restated applying inflation factors. Beginning in 2008, they are restated applying inflation factors only in inflationary countries. We classify them as property, plant and equipment. There are two types of returnable bottles and cases that belong to the Company: (1) those that are in our control within its facilities, plants and distribution centers and (2) those that have been placed in the hands of customers (in the market).

     Breakage of returnable bottles and cases within plants and distribution centers is recorded as an expense. We estimate that the expense for breakage of returnable bottles and cases in plants and distribution centers is similar to the depreciation of these assets calculated on an estimated useful life of four years for returnable glass bottles and plastic cases, and 18 months for returnable plastic bottles.

     Our returnable bottles and cases in the market and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is depreciated according to their useful lives.

     Property, Plant and Equipment and Other Assets. We depreciate and amortize property, plant and equipment and other assets over their useful lives. The estimated useful lives represent the period we expect the assets to remain in service and to generate revenues. We base our estimates on the experience of our technical personnel. Depreciation and amortization are computed using the straight-line method.

     Valuation of Intangible Assets. In accordance with Mexican Financial Reporting Standards, we consider the difference between the acquisition cost and the fair value as intangible assets that relate to the rights to produce and distribute Coca-Cola trademark beverages. We separate intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which we expect to receive the benefits.

     We value at fair value all assets and liabilities as of the date of acquisition and we conduct an analysis of the excess purchase price over the fair value of the net assets. This analysis results in the recognition of an intangible asset with indefinite life for the right to produce and distribute Coca-Cola trademark beverages, which are subject to annual impairment tests under Mexican Financial Reporting Standards. Intangible assets are recorded in the functional currency of the subsidiary in which the investment was made and are subsequently translated into Mexican pesos applying the closing exchange rate of each period. Beginning in 2008, for operations in an inflationary economic environment the intangible assets are restated by applying inflation factors of the country of origin and are translated into Mexican pesos at the year-end exchange rate. Through 2007, the intangible assets with indefinite lives were restated by applying inflation factors of the country of origin, regardless of the economic environment, and were translated at the year-end exchange rate.

     Intangible assets with indefinite life are no longer subject to amortization, but instead are subject to an initial impairment review and subsequent impairment test.

     Historically, our bottler agreements have been renewed, and we have not experienced any significant termination of our bottler agreements. All of our bottler agreements provide for renewal at no cost and without any change in their terms and conditions. We also do not believe that any law or regulation could oppose or otherwise adversely affect the renewal of such agreements.

     Impairment of Intangible Assets (with indefinite and definitive lives) and Long-Lived Assets. We continually review the carrying value of our intangible assets and long-lived assets for accuracy. We review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on our projections of anticipated future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations. This test is performed annually or more frequently if deemed necessary.

     Our evaluations indicate that no significant impairment of intangible assets or long-lived assets has been required. We can give no assurance that our expectations will not change as a result of new information or developments. Changes in economic or political conditions in all the countries in which we operate or in the industries in which we participate, however, may cause us to change our current assessment.

     Labor Liabilities. Our labor liabilities include obligations for pension and retirement plans, seniority premiums and severance payments from causes other than restructuring. Labor liabilities are determined using long term assumptions.

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

     The following table is a summary of the three key assumptions used in determining 2009 annual labor expense, along with the impact on pension expense of a 1% change in each assumed rate:

Assumption	2009 real rates for	2009 nominal rates for	Impact of 1%
	inflationary	noninflationary	change
	countries(1)	countries(1)	(millions)(2)
Annual discount rate	1.5%-3.0%	6.5%-9.8%	+ Ps. (148)
- Ps. 146
Salary increase	1.50%	4.5%-8.0%	+ Ps. 94
- Ps. 109
Estimated return on plan assets	1.5%-3.0%(3)	8.2%-9.8%(3)	+ Ps. 57

(1) Calculated using a measurement date of December 2009.
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

     Tax and Legal Contingencies. We are subject to various claims and contingencies related to tax, labor and other legal proceedings. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management periodically assesses the probability of loss for such contingencies and accrues a liability and/or discloses the applicable relevant circumstances, as appropriate. We accrue a liability for the estimated loss in accordance with accounting rules.

New Accounting Pronouncements

     Mexican Financial Reporting Standards.

     NIF B-5, “Financial Information by Segment.” NIF B-5 includes definitions and criteria for reporting financial information by operating segment. NIF B-5 establishes that an operating segment shall meet the following criteria: (1) the segment engages in business activities from which it earns or is in the process of obtaining revenues, and incurs related costs and expenses, (2) the operating results are reviewed regularly by the company’s management and (3) specific financial information is available. NIF B-5 requires disclosures related to operating segments subject to reporting, including details of earnings, assets and liabilities, reconciliations, information about products and services, and geographical areas. NIF B-5 is effective beginning on January 1, 2011, and this accounting principle shall be applied retrospectively for comparable purposes. We are in the process of assessing the effect of adopting these new standards.

     NIF B-9, “Interim Financial Reporting.” NIF B-9 prescribes the content to be included in a complete or condensed set of financial statements for an interim period. In accordance with this accounting principle, the complete set of financial statements shall include: (1) a statement of financial position as of the end of the period, (2) an income statement for the period, (3) a statement of changes in shareholders’ equity for the period, (4) a statement of cash flows for the period and (5) notes providing the relevant accounting policies and other explanatory notes. Condensed financial statements shall include: (1) a condensed statement of financial position, (2) a condensed income statement, (3) a condensed statement of changes in shareholders’ equity, (4) a condensed statement of cash flows and (5) selected explanatory notes. NIF B-9 is effective beginning on January 1, 2011. Interim financial statements shall be presented in a comparative form. We are in the process of assessing the effect of these new standards.

     NIF C-1, “Cash and cash equivalents.” NIF C-1 establishes that cash shall be measured at nominal value, and cash equivalents shall be measured at its acquisition cost for initial recognition. Subsequently, cash equivalents should be measured according to its designation: precious metals shall be measured at fair value, foreign currencies shall be translated to the reporting currency applying the closing exchange rate, other cash equivalents denominated in a different measure of exchange shall be recognized to the extent provided for this purpose at the closing date of financial statements, and available-for-sale investments shall be presented at fair value. Cash and cash equivalents shall be presented in the first line of assets (including restricted cash). NIF C-1 is effective beginning on January 1, 2010 and shall be applied retrospectively.

     In January 2009, the CNBV published amendments to the regulations applicable to financial reporting of Mexican issuers with equity securities listed on a Mexican securities exchange, including the requirement to prepare and present financial statements using International Financial Reporting Standards (IFRS) as adopted by the International Accounting Standards Board (IASB) in place of Mexican Financial Reporting Standards beginning in 2012. Issuers may voluntarily report their financial statements using IFRS before the change in the reporting standards becomes mandatory. We have not fully assessed the effects that adopting IFRS will have on our financial information.

     U.S. GAAP. The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated. We are in the process of assessing the effect of adopting these new standards.

     FASB issued FASB Staff Position FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” or FSP FAS 132(R)-1. FSP FAS 132(R)-1 was issued by the FASB in December 2008 and was codified as a component of ASC 715. This new guidance amends previous U.S. GAAP standards replacing the requirement to disclose the percentage of fair value of total plan assets with a requirement to disclose the fair value of each major asset category. It also clarifies that defined benefits pension or other postretirement plan assets are not subject to certain disclosure requirements. This new guidance is effective for fiscal years ending after December 2009. This new guidance will increase the amount of disclosure for plan assets in our audited financial statements.

     FASB Statement No. 166 “Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140,” or FAS 166 (ASC 860). This statement provides for the removal of the concept of a qualifying special-purpose entity and removes the exception from applying variable interest entity accounting to qualifying special-purpose entities. This statement also clarifies that one objective of U.S. GAAP is to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets. FAS 166 modifies the financial-components approach used in U.S. GAAP and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. FAS 166 also defines the term “participating interest” to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. FAS 166 requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. Enhanced disclosures are also required by FAS 166. FAS 166 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, and must be applied to transfers occurring on or after the effective date. We are currently evaluating the impact that the adoption of this standard will have on our consolidated financial statements.

     “Amendments to FIN 46R” or FAS 167 (ASC 810). The FASB adopted FAS 167 to improve financial reporting by enterprises involved with variable interest entities. The FASB undertook this project to address (1) the effects on certain provisions of ASC 810 (formerly FIN 46R “Consolidation of Variable Interest Entities,” or FIN 46R), as a result of the elimination of the qualifying special-purpose entity concept in FAS 166 and (2) constituent concerns about the application of certain key provisions, including those in which the accounting and disclosures under previous guidance do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. FAS 167 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. Early adoption is prohibited.

Results of Operations

     The following table sets forth our consolidated income statement for the years ended December 31, 2009, 2008 and 2007. Certain figures for years prior to 2009 have been reclassified for comparison purposes to 2009 figures. See Note 4 to our consolidated financial statements for our significant accounting policies.

	Year Ended December 31,
	2009(1)	2009	2008	2007
	(2009 and 2008 in millions of Mexican pesos or millions of U.S. dollars; 2007 in millions of constant Mexican pesos as of December 31, 2007, except per share data)
Revenues:
Net sales	US$7,829	Ps. 102,229	Ps. 82,468	Ps. 68,969
Other operating revenues	41	538	508	282
Total revenues	7,870	102,767	82,976	69,251
Cost of good sold	4,209	54,952	43,895	35,876
Gross profit	3,661	47,815	39,081	33,375
Operating expenses:

	Year Ended December 31,
	2009(1)	2009	2008	2007
	(2009 and 2008 in millions of Mexican pesos or millions of U.S. dollars; 2007 in millions of constant Mexican pesos as of December 31, 2007, except per share data)
Administrative	406	5,308	4,095	3,729
Selling	2,043	26,672	21,291	18,160
	2,449	31,980	25,386	21,889
Income from operations	1,212	15,835	13,695	11,486
Other expenses, net	111	1,449	1,831	702
Comprehensive financing result:
Interest expense	144	1,895	2,207	2,178
Interest income	(22)	(286)	(433)	(613)
Foreign exchange loss (gain), net	28	370	1,477	(99)
Gain on monetary position in inflationary
subsidiaries	(37)	(488)	(658)	(1,007)
Market value (gain) loss on ineffective portion of
derivative financial instruments	(9)	(118)	959	(114)
	104	1,373	3,552	345
Income before income taxes	997	13,013	8,312	10,439
Income taxes	310	4,043	2,486	3,336
Consolidated net income	US$ 687	Ps. 8,970	Ps. 5,826	Ps. 7,103
Net controlling interest income	653	8,523	5,598	6,908
Net non-controlling interest income	34	447	228	195
Consolidated net income	US$ 687	Ps. 8,970	Ps. 5,826	Ps. 7,103

Net controlling income (U.S. dollars and Mexican pesos):
Data per share	US$ 0.35	Ps. 4.62	Ps. 3.03	Ps. 3.74
(1) Translation to U.S. dollar amounts at an exchange rate of Ps. 13.0576 per US$ 1.00 solely for the convenience of the reader.

Operations by Segment

     The following table sets forth certain financial information for each of our segments for the years ended December 31, 2009, 2008 and 2007. Certain figures for years prior to 2009 have been reclassified for comparison purposes to 2009 figures. See Note 4 to our consolidated financial statements for our significant accounting policies. See Note 25 to our consolidated financial statements for additional information by segment.

	Year Ended December 31,
	2009	2008	2007
	(2009 and 2008 in millions of Mexican pesos; 2007 in
	millions of constant Mexican pesos as of December 31, 2007)
Total revenues
Mexico	Ps. 36,785	Ps. 33,799	Ps. 32,550
Latincentro(1)	15,993	12,791	11,741
Venezuela	22,430	15,182	9,785
Mercosur(2)	27,559	21,204	15,175

Gross profit
Mexico	Ps. 18,389	Ps. 17,315	Ps. 17,017
Latincentro(1)	7,690	6,057	5,667
Venezuela	9,950	6,294	4,002
Mercosur(2)	11,786	9,415	6,689

Income from operations
Mexico	Ps. 6,849	Ps. 6,715	Ps. 6,598
Latincentro(1)	2,937	2,370	1,967
Venezuela	1,815	1,289	575
Mercosur(2)	4,234	3,321	2,346

(1) Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.
(2) Includes Brazil and Argentina.

Results of Operations for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Consolidated Results of Operations

     Total Revenues. Consolidated total revenues increased 23.9% to Ps. 102,767 million in 2009, as compared to 2008, as a result of revenue growth in all of our divisions. Organic growth across our operations contributed more than 75% of incremental revenues; the acquisitions of REMIL in Brazil and the Brisa water business in Colombia together contributed slightly less than 15% and a positive exchange rate translation effect, resulting from the depreciation of the Mexican peso against the local currencies in the other countries where we operate, accounted for approximately 10%, representing the balance. For comparison purposes, REMIL was first included in our operating results beginning June 1, 2008. REMIL was included as an acquisition during the months of January through May 2009. Brisa has been included in our operating results for Colombia, the Latincentro division and on a consolidated basis beginning June 1, 2009. On a currency neutral basis and excluding the acquisitions of REMIL and Brisa, our consolidated revenues for 2009 would have increased by approximately 19%.

     Total sales volume increased 8.3% to 2,428.6 million unit cases in 2009, as compared to 2008. Excluding the acquisitions of REMIL and Brisa, total sales volume increased 5.1% to reach 2,357.0 million unit cases. Organic volume growth was a result of (1) growth in sparkling beverages, driven by a 4% increase in the Coca-Cola brand across our territories, accounting for approximately 45% of incremental volumes, (2) growth in the still beverage category, mainly driven by the Jugos del Valle line of products in our operations in Mexico and Colombia, contributing less than 45% of incremental volumes and (3) a 4% increase in our bottled water category, representing the balance.

     Consolidated average price per unit case grew 13.9%, reaching Ps. 40.95 in 2009, as compared to Ps. 35.94 in 2008. The increase in consolidated average price per unit case resulted from price increases implemented across our territories and higher volumes of sparkling beverages, which carry higher average price per unit case.

     Gross Profit. Gross profit increased 22.3% to Ps. 47,815 million in 2009, as compared to 2008, driven by gross profit growth across all of our divisions. Cost of goods sold increased 25.2% as a result of (1) the devaluation of local currencies in our operations in Mexico, Colombia and Brazil as applied to our U.S. dollar-denominated raw material costs, (2) the higher cost of sweetener across our operations, (3) the integration of REMIL and (4) the third and final stage of the scheduled Coca-Cola Company concentrate price increase announced in 2006 in Mexico, all of which were partially offset by lower resin costs. Gross margin reached 46.5% in 2009, a decrease of 60 basis points as compared to 2008.

     The components of cost of goods sold include raw materials (principally soft drink concentrate and sweeteners), packaging materials, depreciation expenses attributable to our production facilities, wages and other employment expenses associated with the labor force employed at our production facilities and certain overhead expenses. Concentrate prices are determined as a percentage of the retail price of our products in local currency net of applicable taxes. Packaging materials, mainly PET and aluminum, and high fructose corn syrup, which we use as a sweetener in some countries, are denominated in U.S. dollars.

     Operating Expenses. Consolidated operating expenses as a percentage of total revenues increased to 31.1% in 2009 from 30.6% in 2008. Operating expenses in absolute terms increased 26.0% mainly as a result of (1) higher labor costs in Venezuela, (2) increased marketing investments in the Mexico division to support execution in the marketplace, widen our cooler coverage and increase our returnable base, (3) the integration of REMIL in Brazil and (4) increased marketing expenses in the Latincentro division mainly due to the integration of the Brisa portfolio in Colombia and the continued expansion of the Jugos del Valle line of products in Colombia and Central America.

     Income from Operations. Consolidated operating income increased 15.6% to Ps. 15,835 million in 2009, as compared to 2008. Increases in operating income from our Latincentro division, including Venezuela, accounted for approximately 50% of this growth, while operating income growth in our Mercosur division accounted for more than 40% of incremental operating income. Our operating margin was 15.4% in 2009, a decline of 110 basis points as compared to 2008.

     Other Expenses, Net. During 2009, we recorded Ps. 1,449 million in other expenses. These expenses were mainly composed of employee profit sharing and the loss on the sale of certain fixed assets.

     Comprehensive Financing Result. The term “comprehensive financing result” refers to the combined financial effects of net interest expense, net foreign exchange gains or losses, and net gains or losses on monetary position from our countries which qualify as inflationary economies. Net foreign exchange gains or losses represent the impact of changes in foreign-exchange rates on assets or liabilities denominated in currencies other than local currencies and gains or losses resulting from derivative financial instruments. A foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred or the beginning of the period, whichever comes first, and the date it is repaid or the end of the period, whichever comes first, as the appreciation of the foreign currency results in an increase in the amount of local currency, which must be exchanged to repay the specified amount of the foreign currency liability.

     Comprehensive financing result in 2009 recorded an expense of Ps. 1,373 million, as compared to an expense of Ps. 3,552 million in 2008, mainly due to the appreciation of the Mexican peso as applied to a lower U.S. dollar-denominated net debt position and lower interest expenses due to lower gross debt.

     Income Taxes. Income taxes increased to Ps. 4,043 million in 2009 from Ps. 2,486 million in 2008. During 2009, taxes as a percentage of income before taxes were 31.1% as compared to 29.9% in the previous year. The difference in the effective tax rate was mainly due to the reversal of a tax allowance during 2008 recorded in previous periods.

     Net Controlling Interest Income. Consolidated net controlling interest income (previously referred to as “majority net income” under Mexican Financial Reporting Standards) was Ps. 8,523 million in 2009, an increase of 52.3% compared to 2008, mainly reflecting higher operating income in combination with a more favorable comprehensive financing result. Net controlling interest earnings per share, or EPS, was Ps. 4.62 (Ps. 46.16 per ADS) in 2009, computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares).

Consolidated Results of Operations by Geographic Segment

Mexico

     Total Revenues. Total revenues from our Mexico division increased 8.8% to Ps. 36,785 million in 2009, as compared to 2008. Incremental volumes accounted for close to 80% of incremental revenues during this period. Average price per unit case increased to Ps. 29.86, a 1.9% increase, as compared to 2008, mainly reflecting higher volumes from the Coca-Cola brand, which carries higher average prices per unit case, higher average prices per unit case from our growing still beverage portfolio and selective price increases implemented during the fourth quarter of 2009. Excluding bulk water under the Ciel brand, our average price per unit case was Ps. 34.89, a 1.7% increase, as compared to 2008.

     Total sales volume increased 6.8% to 1,227.2 million unit cases in 2009, as compared to 1,149.0 million unit cases in 2008, resulting from (1) incremental volumes of the Coca-Cola brand, that grew more than 6%, (2) an increase of more than 80% in the still beverage category, driven by the Jugos del Valle product line and (3) more than 6% volume growth in our bottled water business, including bulk water.

     Operating Income. Gross profit increased 6.2% to Ps. 18,389 million in 2009, as compared to 2008. Cost of goods sold increased 11.6% mainly as a result of (1) the devaluation of the Mexican peso as applied to our U.S. dollar-denominated raw material costs, (2) the third and final stage of the scheduled Coca-Cola Company concentrate price increase and (3) higher sweetener costs, all of which were partially offset by lower resin costs. Gross margin decreased from 51.2% in 2008 to 50.0% in 2009.

     Operating income increased 2.0% to Ps. 6,849 million in 2009, compared to Ps. 6,715 million in 2008. Operating expenses grew 8.9% as a result of increased marketing investment to support our execution in the marketplace and higher selling expenses, mainly due to the integration of the specialized Jugos del Valle sales force and the development of the jug water business in the Valley of Mexico during the first half of 2009. Our operating margin was 18.6% in 2009, a decrease of 130 basis points as compared to 2008, mainly due to gross margin pressures.

Latincentro (Colombia and Central America)

     Total Revenues. Total revenues for Colombia and Central America were Ps. 15,993 million in 2009, an increase of 25.0% as compared to 2008. Higher average price per unit case and volume growth each contributed equally to incremental revenues during this period. Consolidated average price per unit case for Colombia and Central America was Ps. 43.47 in 2009, representing a 12.5% increase as compared to 2008. Organic growth across our operations contributed more than 45% of incremental revenues, a positive currency translation effect, resulting from the depreciation of the Mexican peso against our operation’s local currencies, represented approximately 40% of incremental revenues and the integration of Brisa represented the balance. Without the effect of a currency translation and excluding the acquisition of Brisa, our Colombian and Central American revenues would have increased by approximately 12%.

     Total sales volume for Colombia and Central America increased 11.3% to 368.0 million unit cases in 2009 resulting from (1) a more than 85% growth in our bottled water business, due to the integration of Brisa in Colombia, accounting for close to 60% of incremental volumes, (2) an increase of more than 95% in the still beverage category, driven by the Jugos del Valle product line, contributing more than 35% of the incremental and (3) incremental volumes of the Coca-Cola brand, that grew 3%, representing the balance.

     Operating Income. Gross profit was Ps. 7,690 million, an increase of 27.0% in 2009, as compared to 2008. Cost of goods sold increased 23.3%, mainly as a result of higher sweetener costs and the depreciation of certain local currencies as applied to our U.S. dollar-denominated raw material costs, which were partially offset by the lower cost of resin. Gross margin increased from 47.4% in 2008 to 48.1% in 2009, an expansion of 70 basis points.

     Our operating income increased 23.9% to Ps. 2,937 million in 2009, compared to the previous year. Operating expenses grew 28.9% as a result of increased marketing expenses, mainly due to the integration of the Brisa portfolio in Colombia and the continued expansion of the Jugos del Valle line of business in Colombia and Central America. Our operating margin reached 18.4% in 2009, resulting in a 10 basis points decline as compared to 2008.

Venezuela

     Total Revenues. Total revenues in Venezuela reached Ps. 22,430 million in 2009, an increase of 47.7% as compared to 2008. Higher average price per unit case accounted for approximately 75% of incremental revenues during the period. Average price per unit case was Ps. 99.47 in 2009, representing an increase of 35.6% as compared to 2008. Without the negative effect of currency translation resulting from the appreciation of the Mexican peso against our operation’s local currency, our revenues in Venezuela would have increased by approximately 53%.

     Total sales volume increased 9.0% to 225.2 million unit cases in 2009, as compared to 206.7 million unit cases in 2008, mainly due to an increase of more than 9% in sparkling beverages sales volume, principally related to flavored sparkling beverages.

     Operating Income. Gross profit was Ps. 9,950 million in 2009, an increase of 58.1% compared to 2008. Cost of goods sold increased 40.4% mainly due to higher packaging and sweetener costs. Gross margin increased from 41.5% in 2008 to 44.4% in 2009, an expansion of 290 basis points.

     Operating income increased 40.8% to Ps. 1,815 million in 2009 compared to the previous year. Operating expenses grew 62.5% mainly as a result of higher labor costs. Operating margin was 8.1% in 2009, a decline of 40 basis points as compared to 2008.

Mercosur

     Total Revenues. Total revenues increased 30.0% to Ps. 27,559 million in 2009, as compared to 2008. Excluding beer, which accounted for Ps. 2,783 million during 2009, total revenues increased 28.2% to Ps. 24,776 million compared to 2008. Organic growth contributed more than 40% of incremental revenues, the acquisition of REMIL in Brazil contributed more than 30% of incremental revenues and a positive exchange rate translation effect, mainly due to the depreciation of the Mexican peso against the Brazilian real, represented the balance. Without the effect of currency translation and the acquisition of REMIL, revenues for 2009 would have increased by approximately 13%.

     Sales volume, excluding beer, increased 9.3% to 608.2 million unit cases in 2009, as compared to 2008, mainly due to the acquisition of REMIL. Sales volume, excluding REMIL and beer, increased 1.3% to 564.0 million unit cases. The still beverage category grew almost 55%, as a result of volume increases in flavored bottled water sales in Argentina and the Jugos del Valle line of business in Brazil, which was partially offset by a decline in sparkling beverages in Argentina.

     Operating Income. In 2009, gross profit increased 25.2% to Ps. 11,786 million, as compared to the previous year. Cost of goods sold increased 33.8%, due to (i) the integration of REMIL in Brazil, (ii) the devaluation of local currencies as applied to our U.S. dollar-denominated raw material cost and (iii) higher sweetener costs, all of which were partially compensated by lower resin costs. Gross margin decreased 160 basis points to 42.8% in 2009.

     Operating income increased 27.5% to Ps. 4,234 million in 2009, as compared to Ps. 3,321 million in 2008. Operating expenses grew 23.9% mainly due to the integration of REMIL and higher labor and freight costs in Argentina. Operating margin was 15.4% in 2009, a decrease of 30 basis points as compared to 2008.

Results of Operations for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Consolidated Results of Operations

     Total Revenues. Consolidated total revenues increased 19.8% to Ps. 82,976 million in 2008, as compared to 2007, as a result of growth in all of our divisions. Growth in our Latincentro division was mainly driven by incremental pricing, growth in our Mexico division was mainly driven by incremental volume and growth in the Mercosur division was mainly driven by the integration of REMIL. The Latincentro division and Venezuela accounted for more than 45% of the growth. The Mexico and the Mercosur divisions, excluding the acquisition of REMIL in Brazil, represented close to 30% of incremental revenues. REMIL contributed more than 20% of incremental revenues and the translation effect, represented most of the balance.

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

     Gross Profit. Our gross profit increased 17.1% to Ps. 39,081 million in 2008, as compared to the previous year, driven by higher revenues that more than compensated for higher cost of goods sold. Gross profit grew 40.8% in the Mercosur division, 27.7% in the Latincentro and Venezuela divisions and 1.8% in the Mexico division. Cost of goods sold increased 22.4% as a result of cost pressures related to the devaluation of local currencies in most of our operations as applied to our U.S. dollar-denominated raw material costs, the integration of REMIL and lower profitability from the Jugos del Valle line of business in Mexico, as expected in 2008 because of the agreement to retain profits at the joint venture company in 2008 for reinvestment. Gross margin reached 47.1% during 2008, a decrease of 110 basis points as compared to the same period of 2007.

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

     Other Expenses, Net. During 2008, we have a net balance Ps. 1,831 million in the “other expenses” line. These expenses were mainly composed of (1) the write off of fixed assets related to the closing of two of our production facilities in Mexico, (2) the loss on sale of fixed assets and (3) employee profit sharing.

     Comprehensive Financing Result. Our comprehensive financing result in 2008 showed an expense net balance of Ps. 3,552 million as compared to Ps. 345 million in 2007, mainly due to a foreign exchange loss driven by the devaluation of the Mexican peso as applied to our U.S. dollar-denominated debt and a less favorable monetary position resulting from the discontinuation of inflationary accounting in 2008 for our subsidiaries in Mexico, Guatemala, Panama, Colombia and Brazil.

     Income Taxes. Income taxes decreased to Ps. 2,486 million in 2008 from Ps. 3,336 million in 2007. During 2008, taxes as a percentage of income before taxes were 29.9% as compared to 32.0% in 2007. The effective tax rate in 2008 was lower than the one of 2007.

     Net Controlling Interest Income. Our consolidated net controlling interest income was Ps. 5,598 million in 2008, a decrease of 19.0% compared to 2007, mainly reflecting the depreciation of the Mexican peso as applied to our U.S. dollar-denominated debt. Net controlling interest EPS was Ps. 3.03 (Ps. 30.32 per ADS) in 2008, computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares).

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

     Total sales volume increased 3.5% to 1,149.0 million unit cases in 2008, as compared to 1,110.4 million unit cases in 2007, resulting from the incremental volumes in the still beverage category, which were three times higher than in 2007, driven by the Jugos del Valle product line and more than 8% volume growth in our bottled water business, including bulk water. In the sparkling beverage category, incremental volumes of the Coca-Cola brand partially compensated for a flavored sparkling beverages decrease, resulting in a slight decline of 0.3%.

     Income from Operations. Our gross profit increased 1.8% to Ps. 17,315 million in 2008 as compared to 2007. Cost of goods sold increased 6.1% as a result of lower profitability from the Jugos del Valle line of business, as expected in 2008 because of the agreement to retain profits at the joint venture company in 2008 for reinvestment, and the second stage of the scheduled increase in concentrate prices from The Coca-Cola Company, that offset lower year-over-year sweetener costs. Gross margin decreased from 52.3% in 2007 to 51.2% in 2008.

     Income from operations increased 1.8% to Ps. 6,715 million in 2008, compared to Ps. 6,598 million in 2007, as a result of revenue growth and stable operating expenses, which more than compensated for higher cost of goods sold. Our operating margin was 19.9% in 2008, a decrease of 40 basis points as compared to 2007.

Latincentro (Colombia and Central America)

     Total Revenues. Total consolidated revenues for Colombia and Central America reached Ps. 12,791 million in 2008, an increase of 8.9% as compared to 2007. Higher average price per unit case accounted for more than 50% of incremental revenues during the year. Consolidated average price per unit case for Colombia and Central America reached Ps. 38.64 in 2008, representing a 7.4% increase as compared to 2007. Although the Mexican peso depreciated as against the U.S. dollar, other local currencies depreciated less, leading to a positive exchange rate translation effect that represented close to 40% of incremental revenues while volume growth represented the balance. Excluding this translation effect, revenues would have increased 5.5%.

     Total consolidated sales volume for Colombia and Central America increased 1.4% to 330.5 million unit cases in 2008, as compared to the previous year. Sales resulting from the introduction of the Jugos del Valle line of business in Colombia and Central America provided more than 85% of this growth and increases in sparkling beverages across Central America provided the balance.

     Income from Operations. Gross profit reached Ps. 6,057 million, an increase of 6.9% in 2008, as compared to 2007. Cost of goods sold increased 10.9% mainly driven by higher PET cost in combination with the depreciation of some local currencies as applied to our U.S. dollar-denominated packaging costs and higher sweetener costs in Central America. Gross margin decreased from 48.3% in 2007 to 47.4% in 2008, a decrease of 90 basis points.

     Our income from operations increased 20.5% to Ps. 2,370 million in 2008, compared to the previous year, as a result of higher revenues combined with stable operating expenses including lower marketing expenses in Colombia and Central America. Our operating margin reached 18.5% in 2008, resulting in a 178 basis points expansion as compared to 2007.

Venezuela

     Total Revenues. Total revenues in Venezuela reached Ps. 15,182 million in 2008, an increase of 55.2% as compared to 2007. Higher average price per unit case accounted for close to 90% of incremental revenues during the year. Average price per unit case reached Ps. 73.36 in 2008, representing a 57.0% increase as compared to 2007. The devaluation of the Mexican peso as against the Venezuelan bolivar resulted in a positive exchange rate translation effect that represented the balance of the total revenue growth in Venezuela. Excluding this translation effect, our Venezuela revenues would have increased 48.9%.

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

     Our income from operations increased 124.2% to Ps. 1,289 million in 2008, compared to the previous year, as a result of higher revenues that were partially compensated by higher labor costs in Venezuela. Our operating margin reached 8.5% in 2008, resulting in a 260 basis points expansion as compared to 2007.

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

     Income from operations increased 41.6%, reaching Ps. 3,321 million in 2008, as compared to Ps. 2,346 million in 2007. Operating leverage achieved by higher revenues more than compensated for (1) higher expenses related to expansion in our cooler coverage, (2) the renewal of our distribution fleet in Brazil, in order to comply with new traffic regulations in the city of Sao Paulo, and (3) higher labor and freight costs in Argentina. Our operating margin was 15.7% in 2008, an increase of 20 basis points as compared to 2007.

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

     Our total indebtedness was Ps. 15,925 million as of December 31, 2009, as compared to Ps. 18,574 million as of December 31, 2008. Short-term debt and long-term debt were Ps. 5,427 million and Ps. 10,498 million, respectively, as of December 31, 2009, as compared to Ps. 6,119 million and Ps. 12,455 million, respectively, as of December 31, 2008. Total debt decreased Ps. 2,649 million in 2009 mainly as a result of the maturity of the outstanding balance of our senior notes in the amount of US$ 265 million and the maturity of our Mexican peso-denominated bond, Certificado Bursátil KOF 03-6 in the amount of Ps. 500 million, both in July 2009. In addition, during 2009 we decreased our debt denominated in Colombian pesos by an amount equivalent to US$ 100 million (as calculated at the exchange rate on December 31, 2009). Net debt decreased Ps. 6,197 in 2009 mainly as a result of cash generated by operations during the year. As of December 31, 2009, cash and cash equivalents, including marketable securities, were Ps. 9,740 million, as compared to Ps. 6,192 million as of December 31, 2008. As of December 31, 2009, our cash, cash equivalents and marketable securities were comprised of 45.8% U.S. dollars, 27.7% Mexican pesos, 19.0% Brazilian reais, 3.7% Venezuelan bolivares, 2.5% Colombian pesos and 0.7% Argentinean pesos. As of March 31, 2010, our cash, cash equivalents and marketable securities balance was Ps. 14,681 million, including US$ 835.7 million denominated in U.S. dollars. These funds, in addition to the cash generated by our operations, are sufficient to meet our operating requirements.

     As part of our financing policy, we expect to continue to finance our liquidity needs from cash from operations. Nonetheless, as a result of regulations in certain countries in which we operate, it may not be beneficial or, as in the case of exchange controls in Venezuela, practicable for us to remit cash generated in local operations to fund cash requirements in other countries. Exchange controls like those in Venezuela may also increase the real price of remitting cash from operations to fund debt requirements in other countries. In the event that cash from operations in these countries is not sufficient to fund future working capital requirements and capital expenditures, we may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. In addition, our liquidity in Venezuela could be affected by changes in the rules applicable to exchange rates as well as other regulations, such as exchange controls. In the future we may be required to finance our working capital and capital expenditure needs with short-term or other borrowings.

     In January 2010, the Venezuelan government announced a devaluation of its official exchange rates and the establishment of a multiple exchange rate system of: (1) 2.60 bolivares to US$ 1.00 for high priority categories (2) 4.30 bolivares to US$ 1.00 for non-priority categories and (3) the recognition of the existence of other exchange rates which the government shall determine. We expect this devaluation will have an adverse impact on our financial results, by increasing our operating costs and by reducing the Mexican peso amounts from our Venezuelan operations reported in our financial statements as a result of the translation accounting rules under Mexican Financial Reporting Standards. The exchange rate that will be used to translate our financial statements as of January 2010 will be 4.30 bolivares per U.S. dollar. As of December 31, 2009, the financial statements were translated to Mexican pesos using the exchange rate of 2.15 bolivares per U.S. dollar. As a result of this devaluation, the balance sheet of our Venezuelan subsidiary will reflect a reduction in shareholders’ equity of approximately Ps. 3,700 million, accounted for in January 2010.

     We continuously evaluate opportunities to pursue acquisitions or engage in strategic transactions. We would expect to finance any significant future transactions with a combination of any of cash from operations, long-term indebtedness and the issuance of shares of our company.

     Sources and Uses of Cash. In 2008, we adopted NIF B-2 “Statement of Cash Flows” which presents cash inflows and outflows in nominal currency as part of our consolidated financial statements, replacing the statement of changes in financial position, which included inflation effects and unrealized foreign exchange effects. The cash flow statement is presented for the years ended December 31, 2009 and 2008 and the statements of changes in financial position, for the year ended December 31, 2007. The application of this standard is prospective, therefore the cash flow statement is not comparable to the statements of changes in financial position.

     The following table summarizes the sources and uses of cash for the years in the periods ended December 31, 2009 and 2008, from our consolidated statements of cash flows:

Principal Sources and Uses of Cash Years ended December 31, 2009 and 2008
(in millions of Mexican pesos)

	2009	2008
Net cash flows from operating activities	Ps. 16,840	Ps. 12,139
Net cash flows used in investing activities(1)	(8,900)	(7,299)
Net cash flows used in financing activities(2)	(6,029)	(5,261)
Dividends declared and paid	(1,344)	(945)

(1)	Includes property, plant and equipment, investment in shares and other assets.
(2)	Includes dividends declared and paid.

     The following table summarizes the sources and uses of cash for the year in the period ended December 31, 2007, from our consolidated statement of changes in financial position:

Principal Changes in Financial Position Year ended December 31, 2007
(in millions of constant Mexican pesos at December 31, 2007)

2007
Net resources generated by operations	Ps. 8,961
Net resources used in investing activities(1)	(4,752)
Net resources used in financing activities(2)	(1,741)
Dividends declared and paid	(831)

(1) Includes property, plant and equipment, investment in shares and other assets.
(2) Includes dividends declared and paid.

Contractual Obligations

     The table below sets forth our contractual obligations as of December 31, 2009:

	Maturity
	(in millions of Mexican pesos)
	Less than			In excess
	1 year	1-3 years	4 –5 years	of 5 years	Total
Debt(1)
Mexican pesos	Ps. 3,000	Ps. 3,333	Ps. 4,217	Ps. –	Ps. 10,550
U.S. dollars	–	2,873	–	–	2,873
Venezuelan bolivares	741	–	–	–	741
Colombian pesos	496	–	–	–	496
Argentine pesos	1,179	69	–	–	1,248
Capital Leases
Brazilian reais	–	2	–	–	2
U.S. dollars	11	4	–	–	15
Interest Payments on Debt(2)
Mexican pesos	429	862	265	–	1,556
U.S. dollars	16	34	–	–	50
Venezuelan bolivares	29	–	–	–	29
Colombian pesos	12	–	–	–	12
Argentine pesos	153	4	–	–	157
Interest Rate Swaps(3)
Mexican pesos	(2)	(62)	(28)	–	(92)
U.S. dollars	–	(30)	(11)	–	(41)
Cross Currency Swaps(4)
Mexican pesos to U.S. dollars(5)	–	(354)	–	–	(354)
Operating Leases
Mexican pesos	233	643	149	824	1,849
U.S. dollars	9	16	–	–	25
Commodity Hedge Contracts
Sugar	96	38	–	–	134
Expected Benefits to be Paid for
Pension and Retirement Plans and
Seniority Premium	49	84	90	369	592
Other Long-Term Liabilities(6)	–	–	–	7	7

(1)	Excludes the effect of cross currency swaps.
(2)

Interest was calculated using debt as of and nominal interest rate amounts in effect on December 31, 2009. Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 13.0587 per U.S. dollar, the exchange rate quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2009.

(3)

Reflects the market value as of December 31, 2009 of interest rates swaps that are considered hedges for accounting purposes. The amounts shown in the table are fair value figures at December 31, 2009.

(4)

Includes cross currency swap contracts held as of December 31, 2009. U.S. dollar-denominated amounts were translated to Mexican pesos as described in footnote (2) above. The amounts shown in the table are fair value figures at December 31, 2009.

(5)

Cross-currency swaps used to convert Mexican peso-denominated floating rate debt into U.S. dollar-denominated floating rate debt with a notional amount of Ps. 196 million with maturity date as of September 16, 2011, Ps. 392 million with maturity date as of December 2, 2011, Ps. 979 million with maturity date as of December 5, 2011 and Ps. 457 million with maturity date as of March 2, 2012. These cross-currency swaps are not considered hedges for accounting purposes.

(6)

Other long-term liabilities reflects liabilities whose maturity dates are undefined and depends on a series of circumstances out of our control, therefore these liabilities have been considered to have a maturity of more than five years.

Debt Structure

     The following chart sets forth the current debt breakdown of our company and its subsidiaries by currency and interest rate type as of December 31, 2009:

	Percentage of	Average	Average Adjusted
Currency	Total Debt(1)	Nominal Rate(2)	Rate(1)(3)
U.S. dollars	30.2%	3.2%	2.6%
Mexican pesos	54.5%	6.6%	7.2%
Venezuelan bolivares	3.0%	18.9%	18.9%
Colombian pesos	4.6%	12.5%	12.5%
Argentine pesos	7.7%	21.6%	21.6%

(1)	Includes the effect of derivative contracts held by us as of December 31, 2009, including cross currency swaps from Mexican pesos to U.S. dollars and U.S. dollar.
(2)	Annual weighted average interest rate per currency as of December 31, 2009.
(3)

Annual weighted average interest rate per currency as of December 31, 2009 after giving effect to interest rate swaps and cross currency swaps. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk–– Interest Rate Risk.”

Summary of Significant Debt Instruments

     The following is a brief summary of our significant long-term indebtedness with restrictive covenants outstanding as of April 19, 2010:

     4.625% Notes due 2020. On February 5, 2010, we issued 4.625% Senior Notes due on February 15, 2020, in an aggregate principal amount of US$ 500 million. The indenture imposes certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and sale and leaseback transactions by us or our significant subsidiaries.

     Bank Loans. As of December 31, 2009, we had a number of loans with individual banks in Mexican pesos, U.S. dollars and Argentine pesos, with an aggregate principal amount of Ps. 7,492 million. The bank loans denominated in Mexican pesos and U.S. dollars contain restrictions on liens, fundamental changes such as mergers and sale of certain assets. In addition, we are required to comply with a maximum net leverage ratio. As of December 31, 2009, our net leverage ratio was 0.3. Finally, there is a mandatory prepayment clause in which the lender has the option to require us to prepay such loans upon a change of control.

     Mexican Peso-Denominated Bonds (Certificados Bursátiles). During March 2007, we established a program for the following certificados bursátiles in the Mexican securities markets:

Issue Date	Maturity	Amount	Rate
2007	March 2, 2012	Ps. 3,000 million	28-day TIIE(1) – 6 bps
2009	February 12, 2010	Ps. 2,000 million	28-day TIIE(1) + 80 bps

(1)	TIIE means the Tasa de Interés Interbancaria de Equilibrio (the Equilibrium Interbank Interest Rate).

     Our 2007 certificados bursátiles contain reporting obligations in which we will furnish to the bondholders, audited financial reports and consolidated financial reports.

     We used part of the net proceeds from the sale of our 4.625% Senior Notes due 2020, to repay our Ps. 2,000 million (US$ 148 million) certificados bursátiles, which matured on February 25, 2010, and our Ps. 1,000 million (US$ 74 million) certificados bursátiles, which matured on April 16, 2010.

     We are in compliance with all of our restrictive covenants as of April 19, 2010. A significant and prolonged deterioration in our consolidated results of operations could cause us to cease to be in compliance under certain indebtedness in the future. We can provide no assurances that we will be able to incur indebtedness or to refinance existing indebtedness on similar terms in the future.

Off-Balance Sheet Arrangements

     We do not have any material off-balance sheet arrangements.

Contingencies

     We are party to a number of tax, legal and labor proceedings that have arisen throughout the normal course of our business and which are common in the industry in which we operate.

     We recognize a liability for a loss contingency when it is probable that certain effects related to past events would materialize and can be reasonably quantified. The following table presents in millions of Mexican pesos the nature and amount of the recorded loss contingencies as of December 31, 2009:

Long-Term
Indirect tax	Ps. 1,084
Legal	1,182
Labor	201
Total	Ps. 2,467

     We do not recognize an asset as a contingency gain until the gain is realized. When the risk of loss is deemed to be other than remote, but less than probable, according to a legal assessment, its financial impact is disclosed as loss contingencies in the notes of the consolidated financial statements. The estimated amount of the damages sought in these proceedings is Ps. 7,230 million. The ultimate resolution of such legal proceedings will not have a material adverse effect on our consolidated financial position or result of operations.

     In recent years, our Mexican, Costa Rican and Brazilian subsidiaries have been required to submit certain information to relevant authorities regarding possible monopolistic practices. Such proceedings are a normal occurrence in the beverage industry and we do not expect any significant liability to arise from these contingencies.

     As is customary in Brazil, we have been required by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 2,342 million and Ps. 1,853 million as of December 31, 2009 and 2008, respectively, by pledging fixed assets, or providing bank guarantees.

     In connection with certain past business combinations, we have been indemnified by the sellers for certain contingencies.

Capital Expenditures

     The following table sets forth our capital expenditures, including investment in property, plant and equipment, deferred charges and other investments for the periods indicated on a consolidated and by segment basis:

Consolidated Capital Expenditures
	Year ended December 31,
	2009	2008	2007(1)
	(millions of Mexican pesos)
Property, plant and equipment, deferred
charges and other investments	Ps. 6,282	Ps. 4,802	Ps. 3,682

(1) Expressed in millions of constant Mexican pesos at December 31, 2007.

Capital Expenditures by Segment

	Year Ended December 31,
	2009	2008	2007(1)
	(millions of Mexican pesos)
Mexico	Ps. 2,710	Ps. 1,926	Ps. 1,945
Latincentro(2)	1,269	1,209	971
Venezuela	1,248	715	(9)
Mercosur(3)	1,055	952	775
Total	Ps. 6,282	Ps. 4,802	Ps. 3,682

(1) Expressed in millions of constant Mexican pesos at December 31, 2007.
(2) Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.
(3) Includes Brazil and Argentina.

     In 2009, we focused our capital expenditures on investments in (1) increasing plant operating capacity, (2) improving the efficiency of our distribution infrastructure, (3) placing coolers with retailers, (4) returnable bottles and cases and (5) information technology. Through these measures, we strive to improve our profit margins and overall profitability.

     We have budgeted up to US$ 500 million for our capital expenditures in 2010. Our capital expenditures in 2010 are primarily intended for:

• investments in manufacturing lines;

• returnable bottles and cases;

• market investments (primarily for the placement of coolers);

• improvements throughout our distribution network; and

• investments in information technology.

     We estimate that of our projected capital expenditures for 2010, approximately 45% will be for our Mexican territories and the remaining will be for our non-Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2010. Our capital expenditure plan for 2010 may change based on market and other conditions and our results of operations and financial resources.

     Historically, The Coca-Cola Company has contributed to our capital expenditure program. We generally utilize these contributions for initiatives that promote volume growth of Coca-Cola trademark beverages, including the placement of coolers with retailers. Such payments may result in a reduction in our selling expenses line. Contributions by The Coca-Cola Company are made on a discretionary basis. Although we believe that The Coca-Cola Company will make additional contributions in the future to assist our capital expenditure program based on past practice and the benefits to The Coca-Cola Company as owner of the Coca-Cola brands from investments that support the strength of the brands in our territories, we can give no assurance that any such contributions will be made.

Hedging Activities

     We hold or issue derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

     The following table provides a summary of the fair value of derivative instruments as of December 31, 2009. The fair market value is estimated using market prices that would apply to terminate the contracts at the end of the period and are confirmed by external sources, which are also our counterparties to the relevant contracts.

	Fair Value
	At December 31, 2009
	Maturity	Maturity		Maturity	Total
	less than 1	1 – 3	Maturity	in excess	fair
	year	years	4 – 5 years	of 5 years	value
	(millions of Mexican pesos)
Interest Rate Swaps
Mexican pesos	(2)	(62)	(28)	-	(92)
U.S. dollars	-	(30)	(11)	-	(41)
Cross Currency Swaps
Mexican pesos to U.S. dollars	-	(354)	-	-	(354)
Commodity Hedge Contracts
Sugar	96	38	-	-	134

U.S. GAAP Reconciliation

     The principal differences between Mexican Financial Reporting Standards and U.S. GAAP that affect our net income and equity are explained in Note 26 to our consolidated financial statements and primarily relate to the accounting and disclosure for:

• restatement of prior year financial statements;

• classification differences;

• deferred promotional expenses;

• intangible assets;

• restatement of imported equipment;

• capitalization of comprehensive financing result;

• fair value financial instruments;

• deferred income tax, employee profit sharing and uncertain tax positions;

• employee benefits;

• non-controlling interest acquisition in Colombia; and

• statement of cash flows.

     A more detailed description of the differences between Mexican Financial Reporting Standards and U.S. GAAP as they relate to us and a reconciliation of net income and shareholders’ equity under Mexican Financial Reporting Standards to net income and equity under U.S. GAAP are contained in Notes 26 and 27 to our consolidated financial statements.

     Pursuant to Mexican Financial Reporting Standards, our consolidated financial statements recognize effects of inflation in accordance with Bulletin B-10. These effects were not reversed in the reconciliation to U.S. GAAP.

     Under U.S. GAAP, we had consolidated net income of Ps. 8,853 million in 2009, Ps. 5,802 million in 2008 and Ps. 6,953 million in 2007. Consolidated net income as reconciled to U.S. GAAP was lower than consolidated net income as reported under Mexican Financial Reporting Standards by Ps. 117 million in 2009, Ps. 24 million in 2008 and lower by Ps. 150 million in 2007.

     Equity under U.S. GAAP was Ps. 66,037 million, Ps. 56,468 million and Ps. 51,125 million in 2009, 2008, and 2007, respectively. Compared to shareholders’ equity under Mexican Financial Reporting Standards, equity under U.S. GAAP was lower by Ps. 2,435 million, lower by Ps. 1,148 million and higher by Ps. 344 million in 2009, 2008 and 2007, respectively.

Item 6. Directors, Senior Management and Employees

Directors

     Management of our business is vested in our board of directors and in our chief executive officer. Our bylaws provide that our board of directors will consist of eighteen directors elected at the annual ordinary shareholders meeting for renewable terms of one year. Our board of directors currently consists of 18 directors and 17 alternate directors. The directors are elected as follows: 11 directors and their respective alternate directors are elected by holders of the Series A Shares voting as a class; 4 directors and their respective alternate directors are elected by holders of the Series D Shares voting as a class; and 3 directors and their respective alternate directors are elected by holders of the Series L Shares voting as a class. Directors may only be elected by a majority of shareholders of the appropriate series, voting as a class.

     In accordance with our bylaws and article 24 of the Mexican Securities Market Law, at least 25% of the members of our board of directors must be independent (as defined by the Mexican Securities Market Law).

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

     Our bylaws provide that the board of directors shall meet at least four times a year. Since our major shareholders amended their Shareholders Agreement in February 2010, our bylaws were modified accordingly establishing that actions by the board of directors must be approved by at least a majority of the directors present and voting, except under certain limited circumstances which must include the favorable vote of at least two directors elected by the Series D Shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.” The chairman of the board of directors, the chairman of our audit or corporate practices committee, or at least 25% of our directors may call a board of directors’ meeting to include matters in the meeting agenda.

     See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for information on relationships with certain directors and senior management.

As of April 14, 2010, our board of directors had the following members:

Series A Directors

José Antonio Fernández Carbajal	Born:	February 1954
Chairman	First elected:	1993, as director; 2001 as chairman
	Term expires:	2011
	Principal occupation:	Chief Executive Officer, FEMSA.
	Other directorships:	Chairman of the board of directors of
FEMSA. Vice-Chairman of the board of
directors of Instituto Tecnológico de
Estudios Superiores de Monterrey (ITESM).
Member of the boards of directors of Grupo
Financiero BBVA Bancomer (BBVA
Bancomer); Industrias Peñoles, S.A.B. de
C.V. (Peñoles); Grupo Industrial Bimbo,
S.A.B. de C.V. (Bimbo); Grupo Televisa
S.A.B. (Televisa); Controladora Vuela
Compañia de Aviación, S.A. de C.V.
(Volaris); and Cemex, S.A.B. de C.V.
(Cemex).
	Business experience:	Joined FEMSA’s strategic planning
department in 1987; held managerial
positions at FEMSA Cerveza’s Commercial
Division and the Oxxo Retail Chain.
Appointed Chief Executive Officer of
FEMSA in 1995.
	Education:	Holds a degree in Industrial Engineering
and a Masters in Business Administration
(MBA) from ITESM.
	Alternate director:	Alfredo Livas Cantú

Alfonso Garza Garza(1)	Born:	July 1962
Director	First elected:	1996
	Term expires:	2011
	Principal occupation:	Chief Human Resources Procurement and
Technology Information Officer, FEMSA.
	Business experience:	Has experience in several FEMSA business
units and departments, including domestic
sales, international sales, procurement and
marketing, mainly at FEMSA Empaques,
S.A. de C.V., or FEMSA Empaques, and
FEMSA Cerveza, and was Chief Executive
Officer of FEMSA Empaques.
	Education:	Holds a degree in Industrial Engineering
from ITESM and an MBA from Instituto
Panamericano de Alta Dirección de
Empresa (IPADE).
	Alternate director:	Eva María Garza Lagüera Gonda(2)

Series A Directors

José Luis Cutrale	Born:	September 1946
Director	First elected:	2004
	Term expires:	2011
	Principal occupation:	Chief Executive Officer of Sucocítrico
Cutrale.
	Other directorships:	Member of the boards of directors of
Cutrale North America, Cutrale Citrus
Juice, and Citrus Products.
	Business experience:	Founding partner of Sucocitrico Cutrale and
member of ABECITRUS (the Brazilian
Association of Citrus Exporters) and CDES
(the Brazilian Government’s Counsel for
Economic and Social Development).
	Alternate director :	José Luis Cutrale, Jr.

Carlos Salazar Lomelín	Born:	April 1951
Director	First elected:	2001
	Term expires:	2011
	Principal occupation:	Chief Executive Officer, Coca-Cola
FEMSA.
	Other directorships:	Member of the board of directors of BBVA
Bancomer and some of its particular
financial entities, such as its bank, pension
fund management and insurance company.
Also, member of the counselor board of
Centro Internacional de Negocios
Monterrey A.C. (CINTERMEX), APEX
and the Eugenio Garza Sada Award.
	Business experience:	Has held managerial positions within
FEMSA, including Grafo Regia S.A. de
C.V. and Plásticos Técnicos Mexicanos
S.A. de C.V. Served as Chief Executive
Officer of FEMSA Cerveza until 2000.
	Education:	Holds a degree in Economics from ITESM,
a graduate degree in Economic
Development in Italy from the Instituto di
Studio per lo Sviluppo Economico Milano e
Napoli and an MBA from ITESM.
	Alternate director:	Max Michel Suberville

Ricardo Guajardo Touché	Born:	May 1948
Director	First elected:	1993
	Term expires:	2011
	Principal occupation:	President of SOLFI, S.A.
	Other directorships:	Member of the boards of directors of
Valores de Monterrey, S.A. de C.V.
(Valores de Monterrey), BBVA Bancomer,
Bimbo, El Puerto de Liverpool, Grupo
Industrial Alfa (Alfa), Grupo Aeroportuario
del Sureste, S.A. de C.V. (ASUR), Grupo
Coppel and FEMSA.

Series A Directors

	Business experience:	Has held senior executive positions in
FEMSA, Grupo AXA, S.A. de C.V. (Grupo
AXA) and Valores de Monterrey.
	Education:	Holds degrees in Electrical Engineering
from ITESM and the University of
Wisconsin and a Masters degree from the
University of California, Berkeley.
	Alternate director:	Eduardo Padilla Silva

Paulina Garza Lagüera Gonda(3)	Born:	March 1972
Director	First elected:	2009
	Term expires:	2011
	Business experience:	Private investor
	Other directorships:	Alternate director of the board of directors
of FEMSA.
	Education:	Holds a Business Administration degree
from ITESM.
	Alternate director:	Mariana Garza Lagüera Gonda(3)

Federico Reyes García	Born:	September 1945
Director	First elected:	1993
	Term expires:	2011
	Principal occupation:	Corporate Development Officer of FEMSA.
	Business experience:	Served as Vice President of Finance and
Corporate Development of FEMSA,
Director of Corporate Staff at Grupo AXA,
a major manufacturer of electrical
equipment, and Chairman of the board of
directors of Valores de Monterrey. Has
extensive experience in the insurance sector.
	Other directorships:	Alternate director of the board of directors
of Bimbo.
	Education:	Holds a degree in Business and Finance
from ITESM.
	Alternate director:	Alejandro Bailleres Gual

Javier Astaburuaga Sanjines	Born:	July 1959
Director	First elected:	2006
	Term expires:	2011
	Principal occupation:	Chief Financial and Strategic Development
Officer of FEMSA.
	Business experience:	Joined FEMSA as a financial information
analyst and later acquired experience in
corporate development, administration and
finance, held various senior positions at
FEMSA Cerveza between 1993 and 2001,
including Chief Financial Officer and
Director of Sales for the north region of
Mexico. Prior to his current position, was
FEMSA Cerveza’s Co-Chief Executive
Officer.
	Education:	Holds a degree in Accounting from ITESM.
	Alternate director:	Francisco José Calderón Rojas

Series A Directors

Alfonso González Migoya	Born:	January 1945
Independent Director	First elected:	2006
	Term expires:	2011
	Principal occupation:	Chairman of the board of directors and
Chief Executive Officer of Grupo Industrial
Saltillo, S.A.B. de C.V.
	Other directorships:	Member of the boards of directors of several
Mexican companies, including Bolsa Mexicana
de Valores, S.A.B. de C.V., Banregio Grupo Financiero, S.A. de C.V. and some of its subsidiaries, Ecko, S.A. and Berel, S.A. Also, alternate director of the board of directors of FEMSA and member of its audit committee.
	Business experience:	Served from 1995 until 2005 as Corporate
Director of Alfa.
	Education:	Holds a degree in Mechanical Engineering
from ITESM and an MBA from the
Stanford Graduate School of Business.
	Alternate director:	Francisco Garza Zambrano

Daniel Servitje Montull	Born:	April 1959
Independent Director	First elected:	1998
	Term expires:	2011
	Principal occupation:	Chief Executive Officer, Bimbo.
	Other directorships:	Member of the boards of directors of Banco
Nacional de Mexico and Bimbo.
	Business experience:	Served as Vice President of Bimbo.
	Education:	Holds a degree in Business from the
Universidad Iberoamericana in Mexico and
an MBA from the Stanford Graduate School
of Business.
	Alternate director:	Sergio Deschamps Ebergenyi

Enrique F. Senior Hernández	Born:	August 1943
Director	First elected:	2004
	Term expires:	2011
	Principal occupation:	Managing Director of Allen & Company.
	Other directorship:	Member of the boards of directors of
Televisa and Cinemark Corp.
	Business experience:	Among other clients, has provided financial
advisory services to FEMSA and Coca-Cola
FEMSA.
	Alternate director:	Herbert Allen III

Series D Directors

Gary Fayard	Born:	April 1952
Director	First elected:	2003
	Term expires:	2011
	Principal occupation:	Chief Financial Officer, The Coca-Cola
Company.
	Other directorships:	Member of the boards of directors of Coca-
Cola Enterprises and Coca-Cola Sabco.
	Business experience:	Senior Vice President of The Coca-Cola
Company and former Partner of Ernst &
Young.
	Education:	Holds a degree from the University of
Alabama and is licensed as a Certified
Public Accountant (CPA).
	Alternate director:	David Taggart

Irial Finan	Born:	June 1957
Director	First elected:	2004
	Term expires:	2011
	Principal occupation:	President of Bottling Investments Group
and Supply Chain, The Coca-Cola
Company.
	Other directorships:	Member of the boards of directors of Coca-
Cola Enterprises, Coca-Cola Amatil and
Coca-Cola Hellenic.
	Business experience:	Chief Executive Officer of Coca-Cola
Hellenic. Has experience in several Coca-
Cola bottlers, mainly in Europe.
	Education:	Holds a Bachelor’s degree from National
University of Ireland.
	Alternate director:	Marie Quintero-Johnson

Charles H. McTier	Born:	January 1939
Independent Director	First elected:	1998
	Term expires:	2011
	Principal occupation:	Trustee, Robert W. Woodruff Foundation.
	Other directorships:	Member of the boards of directors of AGL
Resources.
	Business experience:	Served as a President of Robert W.
Woodruff Foundation during the period
1971-2007 and on the board of directors of
nine U.S. Coca-Cola bottling companies in
the 1970s and 1980s.
	Education:	Holds a degree in Business Administration
from Emory University.

Series D Directors

Bárbara Garza Lagüera Gonda(3)	Born:	December 1959
Director	First elected:	2009
	Term expires:	2011
	Principal occupation:	Private investor
	Business experience:	Former president/Chief Executive Officer of
Alternativas Pacíficas, A.C. (a non-profit
organization).
	Education:	Holds a Business Administration degree
from ITESM.
	Alternate director:	Geoffrey J. Kelley

Series L Directors

Alexis E. Rovzar de la Torre	Born:	July 1951
Independent Director	First elected:	1993
	Term expires:	2011
	Principal occupation:	Executive partner, White & Case, S.C.
	Other directorships:	Member of the boards of directors of
FEMSA (chairman of its audit committee),
Bank of Nova Scotia, Bimbo and Grupo
ACIR.
	Business experience:	Expert in private and public mergers and
acquisitions as well as other aspects of
financial law and has been advisor to many
companies on international business and
joint venture transactions.
	Education:	Holds a Law degree from Universidad
Nacional Autónoma de México (UNAM).
	Alternate director:	Arturo Estrada Treanor

José Manuel Canal Hernando	Born:	February 1940
Independent Director	First elected:	2003
	Term expires:	2011
	Principal occupation:	Private consultant.
	Other directorships:	Member of the board of directors of
FEMSA, BBVA Bancomer, Banco
Compartamos, S.A., ALSEA, S.A.B. de
C.V., Kuo, Consorcio Comex and Grupo
Proa.
	Business experience:	Former managing partner at Ruiz, Urquiza y
Cía, S.C. from 1981 to 1999, acted as our
statutory examiner from 1984 to 2002,
presided in the Committee of Surveillance
of the Mexican Institute of Finance
Executives, has participated in several
commissions at the Mexican Institute of
Public Accountants and has extensive
experience in financial auditing for holding
companies, banks and financial brokers.
	Education:	Holds a Public Accounting degree from
UNAM.
	Alternate director:	Helmut Paul

Series L Directors

Francisco Zambrano Rodríguez	Born:	January 1953
Independent Director	First elected:	2003
	Term expires:	2011
	Principal occupation:	Chief Executive Officer of Desarrollo de
Fondos Inmobiliarios S.A. de C.V. (DFI)
and Vice-president of Desarrollo
Inmobiliarios y de Valores, S.A. de C.V.
(DIV).
	Other directorships:	Member of the boards of directors of several
Mexican companies, including DFI, DIV
and Grupo Quinta Real, S.A. de C.V.
	Business experience:	Has extensive experience in investment
banking and private investment services in
México.
	Education:	Holds a degree in Chemical Engineering
from ITESM and an MBA from The
University of Texas at Austin.
	Alternate director:	Karl Frei Buechi

(1) Cousin of Eva María Garza Lagüera Gonda, Paulina Garza Lagüera Gonda, Mariana Garza Lagüera Gonda and Bárbara Garza Lagüera Gonda.
(2) Wife of José Antonio Fernández Carbajal.
(3) Sister of Eva Maria Garza Lagüera Gonda and sister-in-law of José Antonio Fernández Carbajal.

     The secretary of the board of directors is Carlos Eduardo Aldrete Ancira and the alternate secretary of the board of directors is Carlos Luis Díaz Sáenz.

     In June 2004, a group of Brazilian investors, among them José Luis Cutrale, a member of our board of directors, made a capital contribution equivalent to approximately US$ 50 million to our Brazilian operations in exchange for approximately 16.9% equity stake in these operations. We have entered into an agreement with Mr. Cutrale pursuant to which he was invited to serve as a director of our company. The agreement also provides for a right of first offer on transfers by the investors, tag-along and drag-along rights and certain rights upon a change of control of either party, with respect to our Brazilian operations.

Executive Officers

   The following are the principal executive officers of our company:

Carlos Salazar Lomelín(1)	Born:	April 1951
Chief Executive Officer	Joined:	2000
	Appointed to current position:	2000

Héctor Treviño Gutiérrez	Born:	August 1956
Chief Financial and Administrative	Joined:	1993
Officer	Appointed to current position:	1993
	Business experience with us:	Headed the Corporate Development
		department.
	Other business experience:	At FEMSA, was in charge of
		International Financing, served as
		General Manager of Financial Planning,
		General Manager of Strategic Planning
		and General Manager of Business
		Development.
	Education:	Holds a degree in Chemical and
		Administrative Engineering from
		ITESM and an MBA from the Wharton
		School of Business.

Rafael Alberto Suárez Olaguibel	Born:	April 1960
Chief Operating Officer –	Joined:	1986
Latincentro	Appointed to current position:	2007
	Business experience with us:	Has held several director positions with
		us, including Commercial Planning and
		Strategic Development Officer and
		Chief Operating Officer in Mexico and
		Argentina. Also served as Distribution
		and Marketing Director for the Valley
		of Mexico and Corporate Planning
		Manager of FEMSA’s sparkling
		beverages division.
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
		(Fábricas de Monterrey, S.A. de C.V.
		and Quimiproductos), served as Vice
		President of International Sales at
		FEMSA Empaques and Manager of
		FEMSA’s Corporate Planning and held
		several positions at Alfa.

	Education:	Holds a degree in Mechanical and
		Administrative Engineering from
		Universidad Autónoma de Nuevo León
		and an MBA from The University of
		Texas at Austin.

Miguel Angel Peirano	Born:	March 1959
Chief Operating Officer – Mercosur	Joined:	1997
	Appointed to current position:	2009
	Business experience with us:	Strategic Planning Officer-Argentina,
		Manufacturing Officer-Argentina,
		Commercial Officer-Argentina and
		Chief Operating Officer-Argentina.
	Other business experience:	Chief Operating Officer in FEMSA
		Cerveza Brazil and Senior Project
		Manager / Associate at McKinsey &
		Co.
	Education:	Holds a degree in Electronic
		Engineering from the Technological
		Institute of Buenos Aires, holds the
		McKinsey MBA and completed the
		General Manager Program at Harvard
		Business School.

Hermilo Zuart Ruíz(2)	Born:	March 1949
Strategic Supply Officer	Joined:	1992
	Appointed to current position:	2010
	Business experience with us:	Former New Business Officer, Chief
		Operating Officer in the Latincentro
		division, Chief Operating Officer in the
		Valley of Mexico and Chief Operating
		Officer in the Southeast Mexico.
	Other business experience:	Has undertaken several responsibilities
		in the manufacturing,
		commercialization, planning and
		administrative areas of FEMSA:
		Franquicias Officer, mainly in charge of
		Mundet products.
	Education:	Holds a degree in Public Accounting
		from UNAM and completed a graduate
		course in Business Management from
		IPADE.

Juan Ramón Felix(3)	Born:	December 1961
New Business Officer	Joined:	1997
	Appointed to current position:	2010
	Business experience with us:	Former Commercial Director in
		Mexico, Commercial Development
		Director in Brazil, Commercial Director
		for the Bajío division in Mexico,
		Commercial Director for the southeast
		in Mexico, Logistics Director and Sales
		Manager of the Valley of Mexico.

	Other business experience:	Has worked as the Franchises Director
at Cadbury Beverages, several positions
in sales and operating areas in Cadbury
Aguas Minerales and MFG Supervisor
at Procter & Gamble.
	Education:	Holds a degree in Industrial and
Systems Engineering from ITESM and
an MBA from The Garvin School of
International Management/ITESM.

Carlos L. Díaz Sáenz	Born:	January 1960
General Counsel	Joined:	2007
	Appointed to current position:	2007
	Other business experience:	Has worked as General Counsel of
Copamex, S.A. de C.V., International
Legal Manager of Cervecería
Cuahutémoc Moctezuma and FEMSA
Servicios.
	Education:	Holds a degree in Law from
Universidad de Monterrey and
completed a graduate course in
Business Management from IPADE.

(1) See “—Directors.”
(2) Appointment effective January 2010.
(3) Appointment effective January 2010.

     Until the end of 2009, our vice president was Ernesto Torres Arriaga. Mr. Torres continues to receive a compensatory fee for providing advisory services. Our current Strategic Supply Officer, Hermilo Zuart Ruíz, performs Mr. Torres Arriaga’s former function, as of January 1, 2010.

Compensation of Directors and Officers

     For the year ended December 31, 2009, the aggregate compensation of all of our executive officers paid or accrued for services in all capacities was approximately Ps. 222 million. The aggregate compensation amount includes approximately Ps. 127 million of cash bonus awards and bonuses paid to certain of our executive officers pursuant to our incentive plan for stock purchases. See “––EVA-Based Bonus Program.”

     The aggregate compensation for directors during 2009 was Ps. 8 million. For each meeting attended we paid US$ 10,000 to each director with foreign residence and US$ 6,500 to each director with residence in Mexico in 2009. We paid US$ 3,500 to each of the members of the Audit Committee per each meeting attended, and we paid US$ 2,500 per meeting attended to each of the members of the Finance and Planning and the Corporate Practices Committees.

     Our senior management and executive officers participate in our benefit plans on the same basis as our other employees. Members of our board of directors do not participate in our benefit plans. As of December 31, 2009, amounts accrued for all employees under these pension and retirement plans were Ps. 1,424 million, of which Ps. 727 million is already funded.

EVA-Based Bonus Program

     Our bonus program for executives is based on meeting certain goals established annually by management, which include quantitative and qualitative objectives as well as the completion of special projects.

     Approximately 50% of the bonus is based on quantitative objectives determined by the Economic Value Added, or EVA, methodology. The objectives established for executives is based on a combination of the EVA generated by us and FEMSA on a consolidated basis, calculated at approximately 70% and 30%, respectively. Qualitative objectives and special projects represent the remaining 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.

     In addition, we provide a defined contribution plan of share compensation to certain key executives, consisting of an annual cash bonus to purchase FEMSA shares or options, based on the executive’s responsibility in the organization, the EVA result achieved by the business unit that the executive works within, and the executive’s individual performance. The acquired shares or options are deposited in a trust, and executives may access them one year after they are vested at 20% per year. Fifty percent of our annual executive bonus is permitted to be used to purchase FEMSA shares or options and the remaining 50% to purchase our shares or options. As of December 31, 2009, 2008 and 2007, no options have been granted to employees.

     The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of the completion of goals established each year. The bonuses are recorded as income from operations and are paid in cash for the acquisition of shares of the trust the following year. During the years ended December 31, 2009, 2008 and 2007, the bonus expense recorded amounted to Ps. 630 million, Ps.525 million and Ps.526 million, respectively.

Share Ownership

     As of March 1, 2010, several of our directors and alternate directors serve on the technical committee as trust participants under the Irrevocable Trust No. 463 established at INVEX, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee, which is the owner of 74.86% of the voting stock of FEMSA, which in turn owns 53.73% of our outstanding capital stock. As a result of the technical committee’s internal procedures, the technical committee as a whole is deemed to have beneficial ownership with sole voting power of all the shares deposited in the voting trust, and the trust participants, as technical committee members, are deemed to have beneficial ownership with shared voting power over those same deposited shares. These directors and alternate directors are Alfonso Garza Garza, Paulina Garza de Marroquín, Bárbara Garza Gonda de Braniff, Mariana Garza de Treviño, Max Michel Suberville and Eva Garza de Fernández. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” Our Honorary (non-voting) Life chairman Eugenio Garza Lagüera was a trust participant and technical committee member before he passed away in May 2008. None of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

Board Practices

     Our bylaws state that the board of directors will meet at least four times a year to discuss our operating results and progress in achieving strategic objectives. It is the practice of our board of directors to meet following the end of each quarter. Our board of directors can also hold extraordinary meetings. See “Item 10. Additional Information—Bylaws.”

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

     Finance and Planning Committee. The Finance and Planning Committee works with management to set annual and long-term strategic and financial plans of the company and monitors adherence to these plans. It is responsible for setting our optimal capital structure and recommends the appropriate level of borrowing as well as the issuance of securities. Financial risk management is another responsibility of the Finance and Planning Committee. Irial Finan is the chairman of the Finance and Planning Committee. The additional members include: Javier Astaburuaga Sanjines, Federico Reyes García, Ricardo Guajardo Touché and Enrique Senior Hernández. The secretary of the Finance and Planning Committee is Héctor Treviño Gutiérrez, our Chief Financial Officer.

     Audit Committee. The Audit Committee is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, the company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. Alexis E. Rovzar de la Torre is the chairman of the Audit Committee. The additional members are: Alfonso González Migoya, Charles H. McTier, José Manuel Canal Hernando, who is our “audit committee financial expert” within the meaning of Item 16A, and Francisco Zambrano Rodríguez. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards. The secretary of the Audit Committee, who is not a member, is José González Ornelas, head of FEMSA’s auditing and operating control area.

     Corporate Practices Committee. The Corporate Practices Committee, which consists of exclusively of independent directors, is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders’ meeting and include matters on the agenda for that meeting that it deems appropriate, elaborate policies on the use of our company’s assets or related party transactions, elaborate the compensation plan of the chief executive officer and relevant officers, all of which are submitted to our board of directors for approval, and support our board of directors in the elaboration of related reports. The chairman of the Corporate Practices Committee is Daniel Servitje Montul. The additional members include: Helmut Paul and Karl Frei Buechi. The secretaries of the Corporate Practices Committee are Gary Fayard and Alfonso Garza Garza, head of human resources at FEMSA.

Employees

     As of December 31, 2009, our headcount was as follows: 28,214 in Mexico, 13,758 in Latincentro, 8,176 in Venezuela and 17,278 in Mercosur. In the headcount we include the employees of third party distributors who we do not consider to be our employees, but who mainly work for us. The table below sets forth headcount by category for the periods indicated:

	As of December 31,
	2009	2008	2007
Executives	708	514	484
Non-union	17,633	16,262	16,122
Union	31,692	30,177	25,427
Employees of third party distributors	17,393	18,068	16,089
Total	67,426	65,021	58,122

     As of December 31, 2009, approximately 47% of our employees, most of whom were employed in Mexico, were members of labor unions. We had 102 separate collective bargaining agreements with 48 labor unions. In general, we have a good relationship with the labor unions throughout our operations, except in Colombia and Venezuela, which are or have been the subjects of significant labor-related litigation. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information” and “Item 8. Financial Information—Legal Proceedings.” We believe we have appropriate reserves for these litigation proceedings and do not currently expect them to have a material adverse effect.

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

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

     Our capital stock consists of three classes of securities: Series A Shares held by FEMSA, Series D Shares held by The Coca-Cola Company and Series L Shares held by the public. The following table sets forth our major shareholders as of March 1, 2010:

		Percentage
		Ownership of	Percentage of
	Outstanding	Outstanding	Voting
Owner	Capital Stock	Capital Stock	Rights

FEMSA (Series A Shares)(1)	992,078,519	53.7%	63.0%
The Coca-Cola Company (Series D Shares)(2)	583,545,678	31.6%	37.0%
Public (Series L Shares)(3)	270,906,004	14.7%	—
Total	1,846,530,201	100.0%	100.0%

(1) FEMSA owns these shares through its wholly-owned subsidiary Compañía Internacional de Bebidas, S.A. de C.V., which we refer to in this annual report as CIBSA. 74.86% of the voting stock of FEMSA is owned by the technical committee and trust participants under Irrevocable Trust No. 463 established at Banco Invex, S.A. Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee. As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power of the shares deposited in the voting trust: BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/25078-7 (controlled by Max Michel Suberville), Paulina Garza Lagüera Gonda, Bárbara Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Eva Gonda Rivera, Eva Maria Garza Lagüera Gonda, Consuelo Garza Lagüera de Garza, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres Gonzalez, Maria Teresa Gual Aspe de Bailleres, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by the Garza Lagüera family), Corbal, S.A. de C.V. (controlled by Alberto Bailleres González), Magdalena Michel de David, Alepage, S.A. (controlled by Consuelo Garza Lagüera), BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/29013-0 (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Franca Servicios, S.A. de C.V. (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/710004 (controlled by Magdalena Michel de David) and BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/700005 (controlled by Renee Michel de Guichard).
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

     As of December 31, 2009, there were 23,073,829 of our ADSs outstanding, each ADS representing ten Series L Shares. Approximately 85.17% of our outstanding Series L Shares were represented by ADSs. As of April 30, 2010, approximately 84.13% of our outstanding Series L Shares were represented by ADSs, held by approximately 367 holders (including The Depositary Trust Company) with registered addresses outside of Mexico.

The Shareholders Agreement

     We operate pursuant to a shareholders agreement among two subsidiaries of FEMSA, The Coca-Cola Company and certain of its subsidiaries. This agreement, together with our bylaws, sets forth the basic rules under which we operate.

     In February 2010, our main shareholders, FEMSA and The Coca-Cola Company, amended the shareholders agreement, and our bylaws were amended accordingly. The amendment mainly relates to changes in the voting requirements for decisions on: (1) ordinary operations within an annual business plan and (2) appointment of the chief executive officer and all officers reporting to him, all of which now may be taken by the board of directors by simple majority voting. Also, the amendment provides that payment of dividends, up to an amount equivalent to 20% of the preceding years’ accumulated net income, may be approved by a simple majority of the shareholders. Any decision on extraordinary matters, as they are defined by our bylaws and which include any new business acquisition, business combinations or any change in the existing line of business, among other things, shall require the approval of the majority of the members of the board of directors, with the vote of two of the members appointed by The Coca-Cola Company. Also, any decision related to such extraordinary matters or any payment of dividends above 20% of the preceding years’ accumulated net income shall require the approval of a majority of shareholders of each of Series A and Series D Shares voting together as a single class.

     Under our bylaws, our Series A Shares and Series D Shares are the only shares with full voting rights and, therefore, control actions by our shareholders.

     The shareholders agreement sets forth the principal shareholders’ understanding as to the effect of adverse actions of The Coca-Cola Company under the bottler agreements. Our bylaws provide that a majority of the directors appointed by the holders of Series A Shares, upon making a reasonable, good faith determination that any action of The Coca-Cola Company under any bottler agreement between The Coca-Cola Company and our company or any of our subsidiaries is materially adverse to our business interests and that The Coca-Cola Company has failed to cure such action within 60 days of notice, may declare a simple majority period at any time within 90 days after giving notice. During the “simple majority period,” as defined in our bylaws, certain decisions, namely the approval of material changes in our business plans, the introduction of a new, or termination of an existing, line of business, and related party transactions outside the ordinary course of business, to the extent the presence and approval of at least two Series D directors would otherwise be required, can be made by a simple majority vote of our entire board of directors, without requiring the presence or approval of any Series D director. A majority of the Series A directors may terminate a simple majority period but, once having done so, cannot declare another simple majority period for one year after the termination. If a simple majority period persists for one year or more, the provisions of the shareholders agreement for resolution of irreconcilable differences may be triggered, with the consequences outlined in the following paragraph.

     In addition to the rights of first refusal provided for in our bylaws regarding proposed transfers of Series A Shares or Series D Shares, the shareholders agreement contemplates three circumstances under which one principal shareholder may purchase the interest of the other in our company: (1) a change in control in a principal shareholder, (2) the existence of irreconcilable differences between the principal shareholders or (3) the occurrence of certain specified defaults.

     In the event that (1) one of the principal shareholders buys the other’s interest in our company in any of the circumstances described above or (2) the ownership of our shares of capital stock other than the Series L Shares of the subsidiaries of The Coca-Cola Company or FEMSA is reduced below 20% and upon the request of the shareholder whose interest is not so reduced, the shareholders agreement requires that our bylaws be amended to eliminate all share transfer restrictions and all special-majority voting and quorum requirements, after which the shareholders agreement would terminate.

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

The Coca-Cola Memorandum

     In connection with the acquisition of Panamco in 2003, we established certain understandings primarily relating to operational and business issues with both The Coca-Cola Company and FEMSA that were memorialized in writing prior to completion of the acquisition. The terms are as follows:

• The current shareholder arrangements between directly wholly owned subsidiaries of FEMSA and The Coca-Cola Company will continue in place. See “—The Shareholders Agreement.”

• FEMSA will continue to consolidate our financial results under Mexican Financial Reporting Standards.

• The Coca-Cola Company and FEMSA will continue to discuss in good faith the possibility of implementing changes to our capital structure in the future.

• There will be no changes in concentrate pricing or marketing support by The Coca-Cola Company up to May 2004. After such time, The Coca-Cola Company has complete discretion to implement any changes with respect to these matters, but any decision in this regard will be discussed with us and will take our operating condition into consideration. In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for sparkling beverages over a three-year period in Brazil beginning in 2006 and in Mexico beginning in 2007. These increases were fully implemented in Brazil 2008 and in Mexico in 2009.

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

• The Coca-Cola Company agreed to sell to a subsidiary of FEMSA sufficient shares to permit FEMSA to beneficially own 51% of our outstanding capital stock (assuming that this subsidiary of FEMSA does not sell any shares and that there are no issuances of our stock other than as contemplated by the acquisition). As a result of this understanding, in November 2006, FEMSA acquired, through a subsidiary, 148,000,000 of our Series D shares from certain subsidiaries of The Coca-Cola Company, representing 9.4% of the total outstanding voting shares and 8.02% of the total outstanding equity of Coca-Cola FEMSA, at a price of US$ 2.888 per share for an aggregate amount of US$ 427.4 million. Pursuant to our bylaws, the acquired shares were converted from Series D Shares to Series A Shares.

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

• We entered into a stand-by credit facility in December 2003, with The Coca-Cola Export Corporation, which expired in December 2006 and was never used.

Cooperation Framework with The Coca-Cola Company

     In September 2006, The Coca-Cola Company and us arrived at a comprehensive cooperation framework for a new stage of collaboration going forward. This new framework includes the main aspects of our relationship with The Coca-Cola Company and defines the terms for the new collaborative business model. The framework is structured around three main objectives:

• Sustainable growth of sparkling beverages, still beverages and waters: Together with The Coca-Cola Company, we have defined a platform to jointly pursue incremental growth in the sparkling beverages category, as well as accelerated development of still beverages and waters across Latin America. To this end, The Coca-Cola Company will provide a relevant portion of the funds derived from the concentrate increase for marketing support of the entire portfolio. In addition, the new framework contemplates a new, all-encompassing business model for the development, organically and through acquisitions, of still beverages and waters that further aligns our and The Coca-Cola Company’s objectives and should contribute to incremental long-term value creation for both companies. With this objective in mind, we have jointly acquired the Brisa bottled water business in Colombia, we have formalized a joint venture regarding the Jugos del Valle products in Mexico and Brazil and we have formalized our agreement to jointly develop the Crystal water business in Brazil.

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

     We sell our products to certain FEMSA subsidiaries, substantially all of which consists of our sales to a chain of convenience stores under the name Oxxo. The aggregate amount of these sales to Oxxo was Ps. 1,263 million, Ps. 992 million and Ps. 821 million in 2009, 2008 and 2007, respectively.

     We also purchase products from FEMSA and its subsidiaries. The aggregate amount of these purchases was Ps. 5,941 million, Ps. 5,010 million and Ps. 4,184 million in 2009, 2008 and 2007, respectively. These amounts principally relate to raw materials, beer, assets and services provided to us by FEMSA. In January 2008, we renewed our service agreement with another subsidiary of FEMSA, which provides for the continued provision of administrative services relating to insurance, legal and tax advice, relations with governmental authorities and certain administrative and internal auditing services that it has been providing since June 1993. In November 2000, we entered into a service agreement with a subsidiary of FEMSA for the transportation of finished products from our production facilities to our distribution centers within Mexico. In November 2001, we entered into two franchise bottler agreements with Promotora de Marcas Nacionales, S.A. de C.V., an indirect subsidiary of FEMSA, under which we became the sole franchisee for the production, bottling, distribution and sale of Mundet brands in the valley of Mexico and in most of our operations in southeast Mexico. Each franchise agreement has a term of ten years and will expire in November 2011. Both agreements are renewable for ten-year terms, subject to non-renewal by either party with notice to the other party. We primarily purchase our glass bottles in Mexico from SIVESA, a wholly-owned subsidiary of FEMSA Cerveza. The aggregate amount of our purchases from SIVESA amounted to Ps. 355.1 million, Ps. 408.5 million and Ps. 331.9 million in 2009, 2008 and 2007, respectively. Finally, we sell and distribute the Kaiser brands of beer in our territories in Brazil. In January 2006, FEMSA Cerveza acquired a controlling stake in Cervejarias Kaiser. Since that time, we have distributed the Kaiser beer portfolio in our Brazilian territories, consistent with the arrangements between us and Cervejarias Kaiser in place prior to 2004. On April 30, 2010, the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group closed. We have agreed with Cervejarias Kaiser to continue to distribute and sell the Kaiser beer portfolio in our Brazilian territories through the 20-year term, consistent with arrangement in place since 2006.

     FEMSA is also a party to the understandings we have with The Coca-Cola Company relating to specified operational and business issues. A summary of these understandings is set forth under “—Major Shareholders—The Coca-Cola Memorandum.”

The Coca-Cola Company

     We regularly engage in transactions with The Coca-Cola Company and its affiliates. We purchase all of our concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total payments by us to The Coca-Cola Company for concentrates were approximately Ps. 16,863 million, Ps. 13,518 million and Ps. 12,239 million in 2009, 2008 and 2007, respectively. Our company and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also contributes to our coolers, bottles and cases investment program. We received contributions to our marketing expenses and coolers, bottles and cases investment program of Ps. 1,945 million, Ps. 1,995 million and Ps. 1,582 million in 2009, 2008 and 2007, respectively.

     In December 2007 and May 2008, we sold most of our proprietary brands to The Coca-Cola Company. The proprietary brands are licensed back to us by The Coca-Cola Company pursuant to our bottler agreements. The December 2007 transaction was valued at US$ 48 million and the May 2008 transaction was valued at US$ 16 million. We believe that both of these transactions were conducted on an arm’s length basis. Revenues from the sale of proprietary brands realized in prior years in which we have a significant continuing involvement are deferred and amortized against the related costs of future sales over the estimated sales period. The balance to be amortized amounted to Ps. 616 million, Ps. 571 million and Ps. 603 million as of December 31, 2009, 2008 and 2007, respectively. The short-term portions to be amortized amounted to Ps. 203 million Ps. 139 million and Ps. 113 million at December 31, 2009, 2008 and 2007, respectively. The short-term portions are included in other current liabilities. The long-term positions are included in other liabilities.

     In Argentina, we purchase a portion of our plastic ingot requirements for producing plastic bottles and all of our returnable plastic bottle requirements from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil in which The Coca-Cola Company has a substantial interest.

     In November 2007, Administración and The Coca-Cola Company, acquired 100% of the shares of capital stock of Jugos del Valle. The business of Jugos del Valle in the United States was acquired and sold by The Coca-Cola Company. In June 2008, Administración and Jugos del Valle (surviving company) were merged. Subsequently, we and The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and the Brazilian operations, respectively, of Jugos del Valle, through transactions completed during 2008. We hold an interest of approximately 20% in each of the Mexican and the Brazilian joint businesses. Jugos del Valle sells fruit juice-based beverages and fruit derivatives. We distribute the Jugos del Valle line of juice-based beverages in Brazil and our territories in Latincentro.

     In February 2009, we acquired with The Coca-Cola Company the Brisa bottled water business in Colombia from Bavaria, a subsidiary of SABMiller. We acquired the production assets and the rights to distribute in the territory, and The Coca-Cola Company acquired the Brisa brand. We and The Coca-Cola Company equally shared in paying the purchase price of US$ 92 million. Following a transition period, in June 2009, we started to sell and distribute the Brisa portfolio of products in Colombia.

     In May 2009, we completed a transaction to develop the Crystal trademark water business in Brazil jointly with The Coca-Cola Company.

Associated Companies

     We regularly engage in transactions with companies in which we own an equity interest. We believe these transactions are on terms comparable to those that would result from arm’s length negotiations with unaffiliated third parties.

     In Mexico, we purchase sparkling beverages in cans from Industria Envasadora de Querétaro, S.A. de C.V., or IEQSA, in which we hold an equity interest of approximately 13.5%. We paid IEQSA Ps. 208 million, Ps. 333 million and Ps. 388 million in 2009, 2008 and 2007, respectively. IEQSA purchases aluminum cans from FEMSA. We also purchase sugar from Beta San Miguel, a sugar-cane producer in which we hold a 2.6% equity interest to which we paid Ps. 713 million, Ps. 687 million and Ps. 845 million in 2009, 2008 and 2007, respectively.

     In Mexico, we participate with certain Coca-Cola bottlers in PROMESA, in which we hold approximately a 5% interest. Through PROMESA, we purchase most of our cans for our Mexican operations, which are manufactured by Fábricas de Monterrey, S.A. de C.V., or FAMOSA, a wholly-owned subsidiary of FEMSA Cerveza. We purchased from PROMESA approximately Ps. 783 million, Ps. 525 million and Ps. 723 million in 2009, 2008, and 2007, respectively.

Other Related Party Transactions

     José Antonio Fernández Carbajal, and Ricardo Guajardo Touché, who are directors of Coca-Cola FEMSA, are also members of the board of directors of Instituto Tecnológico de Estudios Superiores de Monterrey, or ITESM, a Mexican private university that routinely receives donations from us.

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

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

     See “Item 18. Financial Statements” beginning on page F-1.

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

Mexico

     Antitrust Matters. During 2000, the Comisión Federal de Competencia in Mexico (the Mexican Antitrust Commission, or CFC), pursuant to complaints filed by PepsiCo and certain of its bottlers in Mexico, began an investigation of The Coca-Cola Company Export Corporation (TCCEC) and its bottlers for alleged monopolistic practices through exclusivity arrangements with certain retailers. After the corresponding legal proceedings in 2008 in the Tribunal Colegiado de Circuito (Mexican federal court), a final adverse judgment was rendered against two out of our six Mexican subsidiaries involved, upholding a fine of approximately Ps.10.5 million imposed by CFC on each of the two subsidiaries and ordering the immediate suspension of such practices of alleged exclusivity arrangements and conditional dealing. We have already paid these two fines and we have established reserves for the other four. The Mexican Supreme Court decided to resolve the proceedings with respect to the complaints against the remaining four subsidiaries, and on June 9, 2010, the Mexican Supreme Court ordered the CFC to reconsider certain aspects of these proceedings, which means that the CFC may issue a new resolution of this case, following specific guidelines provided by the Mexican Supreme Court. We have not received the full text of this judgment yet. Although we cannot predict the outcome, if any fines are reinstated, we estimate they will not have a material adverse effect on our financial condition or results of operations.

     In February 2009, the CFC began a new investigation of alleged monopolistic practices consisting of sparkling beverage sales subject to exclusivity agreements and the granting of discounts and/or benefits in exchange for exclusivity arrangements with certain retailers. As part of this investigation, the CFC has been requiring several Coca-Cola bottlers in Mexico to deliver information regarding their commercial practices and we were required to do so in February 2010. In the event that the CFC finds evidence of monopolistic practices, it may begin administrative proceedings against the companies involved. We cannot determine the scope of the investigation at this time.

Central America

     Antitrust Matters in Costa Rica. During August 2001, the Comisión para Promover la Competencia in Costa Rica (Costa Rican Antitrust Commission) pursuant to a complaint filed by PepsiCo. and its bottler in Costa Rica initiated an investigation of the sales practices of The Coca-Cola Company and our Costa Rican subsidiary for alleged monopolistic practices in retail distribution, including sales exclusivity arrangements. A ruling from the Costa Rican Antitrust Commission was issued in July 2004, which found our subsidiary in Costa Rica engaged in monopolistic practices with respect to exclusivity arrangements, pricing and the sharing of coolers under certain limited circumstances and imposed a US$ 130,000 fine (Ps. 1,419,197). Our appeal of the Costa Rican Antitrust Commission’s ruling was dismissed. We have filed judicial proceedings challenging the ruling of the Costa Rican Antitrust Commission and the process is still pending in court. We believe that this matter will not have a material adverse effect on our financial condition or results of operations.

     In November 2004, Ajecen del Sur S.A., the bottler of Big Cola in Costa Rica, filed a complaint before the Costa Rican Antitrust Commission related to monopolistic practices in retail distribution and exclusivity agreements against The Coca-Cola Company and our Costa Rican subsidiary. The Costa Rican Antitrust Commission has decided to pursue an investigation. The period for gathering of evidence ended in August 2008, and the final arguments have been filed. We expect that the maximum fine that could be imposed is US$ 300 thousand. We are waiting for the final resolution to be issued by the Costa Rican Antitrust Commission.

Colombia

     Labor Matters. During July 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern District of Florida against certain of our subsidiaries. The plaintiffs alleged that the subsidiaries engaged in wrongful acts against the labor union and its members in Colombia, including kidnapping, torture, death threats and intimidation. The complaint alleges claims under the U.S. Alien Tort Claims Act, Torture Victim Protection Act, Racketeer Influenced and Corrupt Organizations Act and state tort law and seeks injunctive and declaratory relief and damages of more than US$ 500 million, including treble and punitive damages and the cost of the suit, including attorney fees. In September 2006, the federal district court dismissed the complaint with respect to all claims. The plaintiffs appealed and in August 2009, the Appellate Court affirmed the decision in favor of our subsidiaries. The plaintiffs moved for a rehearing, and in September 2009, the rehearing motion was denied. Plaintiffs attempted to seek reconsideration en banc, but so far, the court has not considered it.

Venezuela

     Tax Matters. In 1999, some of our Venezuelan subsidiaries received notice of indirect tax claims asserted by the Venezuelan tax authorities. These subsidiaries have taken the appropriate measures against these claims at the administrative level and filed appeals with the Venezuelan courts. The claims currently amount to approximately US$ 21.1 million. We have certain rights to indemnification from Venbottling Holding, Inc., a former shareholder of Panamco and The Coca-Cola Company, for a substantial portion of the claims. We do not believe that the ultimate resolution of these cases will have a material adverse effect on our financial condition or results of operations.

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

Item 9. The Offer and Listing

TRADING MARKETS

     The following table sets forth, for the periods indicated, the reported high and low nominal sale prices for the Series L Shares on the Mexican Stock Exchange and the reported high and low nominal sale prices for the ADSs on the New York Stock Exchange:

	Mexican Stock Exchange		New York Stock Exchange
	Mexican pesos per Series L Share		U.S. dollars per ADS
	High(1)	Low(1)	High(1)	Low(1)
2005:
Full year	Ps. 30.50	Ps. 24.76	US$ 28.65	US$ 22.63
2006:
Full year	Ps. 41.45	Ps. 29.30	US$ 38.00	US$ 26.75
2007:
Full year	Ps. 53.65	Ps. 37.78	US$ 49.28	US$ 34.05
2008:
First quarter	Ps. 63.30	Ps. 49.38	US$ 58.28	US$ 45.79
Second quarter	64.49	54.29	62.50	51.47
Third quarter	62.96	52.09	62.15	48.13
Fourth quarter	61.03	38.00	52.67	27.74
2009:
First quarter	Ps. 62.90	Ps. 40.96	US$ 45.13	US$ 26.41
Second quarter	56.83	48.23	43.09	35.16
Third quarter	65.81	53.31	49.47	39.03
Fourth quarter	86.71	66.43	66.87	47.75
November	76.00	69.93	59.25	52.95
December	86.71	73.43	66.87	57.54
2010:
First quarter	Ps. 88.07	Ps. 74.18	US$ 64.21	US$ 57.67
January	86.18	74.18	66.67	57.67
February	82.36	76.53	64.21	59.17
March	88.07	79.53	68.54	62.14
April	86.27	80.01	70.99	64.35

(1) High and low closing prices for the periods presented.

TRADING ON THE MEXICAN STOCK EXCHANGE

     The Mexican Stock Exchange or the Bolsa Mexicana de Valores, S.A.B. de C.V., located in Mexico City, is the only stock exchange in Mexico. Trading takes place principally through automated systems that are open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. Beginning in March 2008, during daylight savings time, trading hours changed to match the New York Stock Exchange trading hours, opening at 7:30 a.m. and closing at 2:00 p.m. local time. Trades in securities listed can also be effected off the Mexican Stock Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the Series L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange outside of Mexico.

     Settlement is effected three business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including our shares, are on deposit with S.D. Indeval, S.A. de C.V., Instituto para el Depósito de Valores, which we refer to as Indeval, a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Item 10. Additional Information

BYLAWS

     The following is a summary of the material provisions of our bylaws and applicable Mexican law. The last amendment of our bylaws was approved on April 14, 2010, in accordance with the amendment of the shareholders agreement among our major shareholders, dated as of February 1, 2010. For a description of the provisions of our bylaws relating to our board of directors and executive officers, see “Item 6. Directors, Senior Management and Employees.”

Organization and Register

     We were incorporated on October 30, 1991, as a sociedad anónima de capital variable (Mexican variable stock corporation) in accordance with the Ley General de Sociedades Mercantiles (Mexican General Corporations Law). On December 5, 2006, we became a sociedad anónima bursátil de capital variable (Mexican variable capital listed stock company) and amended our bylaws in accordance with the Mexican Securities Market Law. We were registered in the Registro Público de la Propriedad y del Comercio (Public Registry of Property and Commerce) of Monterrey, Nuevo León,  Mexico on November 22, 1991 under mercantile number 2986, folio 171, volume 365, third book of the Commerce section.

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

• the respective rights of Series D Shares to participate in the voting of extraordinary matters, as they are defined by our by laws; and

• prohibitions on non-Mexican ownership of Series A Shares. See “Item 6. Directors, Senior Management and Employees,” and “—Additional Transfer Restrictions Applicable to Series A and Series D Shares.”

     Under our bylaws, holders of Series L Shares are entitled to vote only in limited circumstances. They may appoint for election and elect up to three of our eighteen directors and, in certain circumstances where holders of Series L Shares have not voted for the director elected by holders of the majority of these series of shares, they may be entitled to elect and remove one director, through a general shareholders’ meeting, if they own 10% or more of all issued, subscribed and paid shares of the capital stock of the company, pursuant to the Mexican Securities Market Law. See “Item 6. Directors, Senior Management and Employees.” In addition, they are entitled to vote on certain matters, including certain changes in our corporate form, mergers involving our company when our company is the merged entity or when the principal corporate purpose of the merged entity is not related to the corporate purpose of our company, the cancellation of the registration of our shares in the Mexican Stock Exchange or any other foreign stock exchange and those matters for which the Mexican Securities Market Law expressly allow them to vote.

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

     In the event of cancellation of the registration of any of our shares in the RNV, whether by order of the CNBV or at our request with the prior consent of 95% of the holders of our outstanding capital stock, our bylaws and the Mexican Securities Market Law require us to make a public offer to acquire these shares prior to their cancellation.

     Holders of Series L Shares may attend, but not address, meetings of shareholders at which they are not entitled to vote.

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

     Pursuant to the Mexican Securities Market Law, we are subject to a number of minority shareholder protections. These minority protections include provisions that permit:

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

Shareholders Meetings

     General shareholders meetings may be ordinary meetings or extraordinary meetings. Extraordinary meetings are those called to consider certain matters specified in Article 182 of the Mexican General Corporations Law, Article 53 of the Mexican Securities Market Law and in our bylaws. These matters include, among others: amendments to the bylaws, liquidation, dissolution, merger and transformation from one form of company to another, issuance of preferred stock and increases and reductions of the fixed portion of our capital stock. In addition, our bylaws require an extraordinary meeting to consider the cancellation of the registration of our shares with the RNV or with other foreign stock exchanges on which our shares may be listed, the amortization of distributable earnings into capital stock, and an increase in our capital stock. All other matters, including increases or decreases affecting the variable portion of our capital stock, are considered at an ordinary meeting.

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

     Resolutions adopted at an ordinary or extraordinary shareholders meeting are valid when adopted by holders of at least a majority of the subscribed and paid in capital stock voting (and not abstaining) at the meeting, unless in the event of any decisions defined as extraordinary matters by the bylaws or any payment of dividends above 20% of the preceding years’ accumulated net income, which shall require the approval of a majority of shareholders of each of Series A and Series D Shares voting together as a single class. Resolutions adopted at a special shareholders meeting are valid when adopted by the holders of at least a majority of the subscribed and paid shares of the series of shares entitled to attend the special meeting.

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

Dividend Rights

     At the annual ordinary meeting of holders of Series A and Series D Shares, the board of directors submits our financial statements for the previous fiscal year, together with a report thereon by the board of directors. Once the holders of Series A and Series D Shares have approved the financial statements, they determine the allocation of our net income for the preceding year. Mexican law requires the allocation of at least 5% of net income to a legal reserve, which is not subsequently available for distribution until the amount of the legal reserve equals 20% of our capital stock. Thereafter, the holders of Series A and Series D Shares may determine and allocate a certain percentage of net income to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net income is available for distribution in the form of dividends to the shareholders.

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

     A capital stock increase may be effected through the issuance of new shares for payment in cash or in kind, or by capitalization of indebtedness or of certain items of shareholders’ equity. Treasury stock may only be sold pursuant to a public offering.

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

Other Provisions

     Authority of the Board of Directors. The board of directors is our legal representative and is authorized to take any action in connection with our operations not expressly reserved to our shareholders. Pursuant to the Mexican Securities Market Law, the board of directors must approve, observing at all moments their duty of care and duty of loyalty, among other matters:

• any transactions with related parties outside the ordinary course of our business;

• significant asset transfers or acquisitions;

• material guarantees or collateral;

• appointment of officers and managers deemed necessary, as well as the necessary committees;

• the five-year business plan and the annual business plan;

• internal policies; and

• other material transactions.

     Meetings of the board of directors are validly convened and held if a majority of the members are present. Resolutions passed at these meetings will be valid if approved by a majority of the directors voting (and not abstaining). The majority of the members, which shall include the vote of at least two Series D Shares directors, shall approve any extraordinary decision including any new business acquisition or combination or any change in the existing line of business, among others. If required, the chairman of the board of directors may cast a tie-breaking vote.

     See “Item 6. Directors, Senior Management and Employees—Directors” and “Item 6. Directors, Senior Management and Employees—Board Practices.”

     Redemption. Our fully paid shares are subject to redemption in connection with either (1) a reduction of capital stock or (2) a redemption with distributable earnings, which, in either case, must be approved by our shareholders at an extraordinary shareholders meeting. The shares subject to any such redemption would be selected by us by lot or in the case of redemption with distributable earnings, by purchasing shares by means of a tender offer conducted on the Mexican Stock Exchange, in accordance with the Mexican General Corporations Law and the Mexican Securities Market Law.

     Repurchase of Shares. According to our bylaws, and subject to the provisions of the Mexican Securities Market Law and under rules promulgated by the CNBV, we may repurchase our shares.

     In accordance with the Mexican Securities Market Law, our subsidiaries may not purchase, directly or indirectly, shares of our capital stock or any security that represents such shares.

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

     Fiduciary Duties—Duty of Care. The Mexican Securities Market Law provides that the directors shall act in good faith and in our best interest and in the best interest of our subsidiaries. In order to fulfill its duty, the board of directors may:

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

     Our directors may be liable for damages for failing to comply their duty of care if such failure causes economic damage to us or our subsidiaries and the director (1) failed to attend, board of directors’ or committee meetings and as a result of, such failure, the board of directors was unable to take action, unless such absence is approved by the shareholders meeting, (2) failed to disclose to the board of directors or the committees material information necessary for the board of directors to reach a decision, unless legally prohibited from doing so or required to do so to maintain confidentiality, and (3) failed to comply with the duties imposed by the Mexican Securities Market Law or our bylaws.

     Fiduciary Duties—Duty of Loyalty. The Mexican Securities Market Law provides that the directors and secretary of the board of directors shall keep confidential any non-public information and matters about which they have knowledge as a result of their position. Also, directors should abstain from participating, attending or voting at meetings related to matters where they have a conflict of interest.

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

• approve of transactions without complying with the requirements of the Mexican Securities Market Law;

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

     Actions Against Directors. Shareholders (including holders of Series L Shares) representing, in the aggregate, not less than 5% of the capital stock may directly bring an action against directors

     In the event of actions derived from any breach of the duty of care and the duty of loyalty, liability is exclusively in favor of the company. The Mexican Securities Market Law, contrary to the previous securities law, establishes that liability may be imposed on the members and the secretary of the board of directors, as well as to the relevant officers.

     Notwithstanding, the Mexican Securities Market Law provides that the members of the board of directors will not incur, individually or jointly, in liability for damages and losses caused to the company, when their acts were made in good faith, provided that (1) the directors complied with the requirements of the Mexican Securities Market Law and with the company’s bylaws, (2) the decision making or voting was based on information provided by the relevant officers, the external auditor or the independent experts, whose capacity and credibility do not offer reasonable doubt; (3) the negative economic effects could not have been foreseen, based on the information available; and (4) the resolutions of the shareholders’ meeting were observed.

     Limited Liability. The liability of shareholders for our company’s losses is limited to their shareholdings in our company.

MATERIAL AGREEMENTS

     We manufacture, package, distribute and sell sparkling beverages, still beverages and bottled water under bottler agreements with The Coca-Cola Company. In addition, pursuant to a tradename licensing agreement with The Coca-Cola Company, we are authorized to use certain trademark names of The Coca-Cola Company. For a discussion of the terms of these agreements, see “Item 4. Information on the Company—Bottler Agreements.”

     We operate pursuant to a shareholders agreement, as amended from time to time, among two subsidiaries of FEMSA, The Coca-Cola Company and certain of its subsidiaries. For a discussion of the terms of this agreement, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”

     We purchase the majority of our non-returnable plastic bottles from ALPLA, a provider authorized by The Coca-Cola Company, pursuant to an agreement we entered into in April 1998 for our original operations in Mexico. Under this agreement, we rent plant space to ALPLA, where it produces plastic bottles to certain specifications and quantities for our use.

     During 2007, we renewed and extended our existing agreements with E.D.S. (Electronic Data Systems, now Hewlett Packard México, S.A. de C.V., which assumed all obligations under these agreements) for the outsourcing of technology services in all of our territories. These agreements will be valid until December 2011.

     See “Item 5. Operating and Financial Review and Prospects—Summary of Significant Debt Instruments” for a brief discussion of certain terms of our significant debt agreements.

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

Mexican Taxation

     For purposes of this summary, the term “non-resident holder” means a holder that is not a resident of Mexico and that does not hold the Series L Shares, or ADSs in connection with the conduct of a trade or business through a permanent establishment in Mexico. For purposes of Mexican taxation, an individual is a resident of Mexico if he or she has established his or her home in Mexico, or if he or she has another home outside Mexico but his or her “center of vital interests” (as defined in the Mexican Tax Code) is located in Mexico. The “center of vital interests” of an individual is situated in Mexico when, among other circumstances, more than 50% of that person’s total income during a calendar year originates from within Mexico. A legal entity is a resident of Mexico if either it is organized under the laws of Mexico or it has its principal place of business or its place of effective management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such a person can demonstrate that the contrary is true. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to such a permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

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

     Taxation of Dividends. The gross amount of any dividends paid with respect to the Series L Shares represented by ADSs or the Series L Shares generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, in the case of the Series L Shares, or by the depositary, in the case of the Series L Shares represented by ADSs, and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of the Series L Shares, or by the depositary, in the case of the Series L Shares represented by the ADSs (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of Series L Shares or ADSs before January 1, 2011 is subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (2) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2009 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2010 taxable year. U.S. holders should consult their tax advisers regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt. Dividends generally will constitute foreign source “passive income” for U.S. foreign tax credit purposes.

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

Interest Rate Risk

     Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2009, we had total indebtedness of Ps. 15,925 million, of which 20% bore interest at fixed interest rates and 80% bore interest at variable interest rates. After giving effect to our swap and forward contracts, as of December 31, 2009, 58% of our debt was fixed-rate and 42% of our debt was variable-rate, calculated by weighting each year’s outstanding debt balance mix. The interest rate on our variable rate debt denominated in U.S. dollars is generally determined by reference to the London Interbank Offer Rate, or LIBOR, a benchmark rate used for Eurodollar loans and the interest rate on our variable rate debt denominated in Mexican pesos is generally determined by reference to the Tasa de Interés Interbancaria de Equilibrio (the Equilibrium Interbank Interest Rate), or TIIE. If these reference rates increase, our interest payments would consequently increase.

     The table below provides information about our financial instruments that are sensitive to changes in interest rates, without giving effect to interest rate swaps. The table presents weighted average interest rates by expected contractual maturity dates. Weighted average variable rates are based on the reference rates on December 31, 2009, plus spreads, contracted by us. The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos, Venezuelan bolivares, Colombian pesos and Argentine pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, assuming the foreign exchange rate from December 31, 2009 of Ps. 13,0587 Mexican pesos per U.S. dollar.

     The table below also includes the fair value of long-term debt based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities. Furthermore, the fair value of long-term notes payable is based on quoted market prices on December 31, 2009. As of December 31, 2009, the fair value represents a loss amount of Ps. 591 million.

Principal by Year of Maturity
(millions of Mexican pesos)

								At Dec.
	At December 31, 2009							31, 2008
							Total	Total
						2015 and	Carrying	Carrying
	2010	2011	2012	2013	2014	thereafter	Value	Value
Long-Term Debt:
Fixed Rate Debt
U.S. dollars	11	4	-	-	-	-	15	3,631
Interest rate(1)	3.8%	3.8%	-	-	-	-	3.8%	7.2%
Mexican pesos	1,000	-	-	-	-	-	1,000	1,500
Interest rate(1)	10.4%	-	-	-	-	-	10.4%	10.2%
Argentine pesos	-	69	-	-	-	-	69
Interest rate(1)	-	20.6%	-	-	-	-	20.6%
Total Fixed Rate	1,011	73	-	-	-	-	1,084	5,131

Variable Rate Debt
U.S. dollars	-	-	849	2,024	-	-	2,873	2,982
Interest rate(1)	-	-	0.5%	0.5%	-	-	0.5%	3.3%
Mexican pesos	2,000	-	3,066	267	1,392	2,825	9,550	7,550
Interest rate(1)	5.5%	-	4.9%	5.1%	5.2%	5.1%	5.1%	8.9%
Colombian pesos	-	-	-	-	-	-	-	905
Interest rate(1)	-	-	-	-	-	-	-	15.4%
Brazilian reais	-	2	-	-	-	-	2	3
Interest rate(1)	-	(Various)	-	-	-	-	(Various)	(Various)
Total Variable Rate	2,000	2	3,915	2,291	1,392	2,825	12,425	11,440

Long Term Debt	3,011	75	3,915	2,291	1,392	2,825	13,509	16,571
Current portion of long
term debt	3,011	-	-	-	-	-	3,011	4,116
Total Long-Term Debt	-	75	3,915	2,291	1,392	2,825	10,498	12,455

Derivative Instruments:
Interest Rate Swaps
Mexican pesos
Variable to fixed	150	-	1,600	1,312	575	1,963	5,600	2,035
Interest pay rate	10.08%	-	8.06%	8.48%	8.43%	8.63%	8.45%	8.47%
				28d	28d	28d	4.90% /	8.47% /
				TIIE	TIIE	TIIE	28d TIIE	28d TIIE
Interest receive rate	5.32%	-	4.86%	+0.22%(2)	+0.24%(2)	+0.21%(2)	+0.21%(2)	+0.22%(2)
Interest Rate Swaps
U.S. dollars
Variable to fixed	-	-	849	2,024	-	-	2,873	-
Interest pay rate	-	-	3.46%	2.96%	-	-	3.11%	-
			0.53% /	0.53% /			0.53% /
			3M LIB	3M LIB			3M LIB
Interest receive rate	-	-	+0.35%(2)	+0.33%(2)	-	-	+0.33%(2)	-

(1) Calculated by a weighted average annual rate.
(2) Forward starting swaps in which the receive rate is not known, until the start of the validity period.

     A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to our floating-rate financial instruments held during 2009 would have increased our interest expense by approximately Ps. 121 million, or 6.4% over our interest expense of 2009, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest rate swap and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

     Our principal exchange rate risk involves changes in the value of the local currencies of each country in which we operate, relative to the U.S. dollar. In 2009, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency
At December 31, 2009
Currency	%
Mexican peso	35.8%
Colombian peso	9.5%
Venezuelan bolivar	21.8%
Argentine peso	5.9%
Brazilian real	20.9%
Other (Central America)	6.1%

     We estimate that approximately 40% of our consolidated costs and expenses are denominated in U.S. dollars for Mexican subsidiaries and in the aforementioned currencies for our non-Mexican subsidiaries. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country in which we operate, are denominated in U.S. dollars. As of December 31, 2009, 30.2% of our indebtedness was denominated in U.S. dollars, 54.5% in Mexican pesos and the remaining 15.3% in Venezuelan bolivares, Colombian pesos and Argentine pesos (including the effect of derivative contracts held by us as of December 31, 2009, including cross currency swaps from Mexican pesos to U.S. dollars and a U.S. dollar forward position). Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency-denominated operating costs and expenses and of the debt service obligations with respect to our foreign currency-denominated debt. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency denominated-indebtedness is increased. See also “Item 3. Key Information—Risk Factors—Depreciation of the Mexican peso relative to the U.S. dollar could adversely affect our financial condition and results of operations.”

     A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the Mexican peso relative to the U.S. dollar occurring on December 31, 2009, would have resulted in an increase in our net consolidated comprehensive financing result expense of approximately Ps. 8 million over a 12-month period of 2010, reflecting higher interest expense and foreign exchange gain generated by the cash balances held in U.S. dollars as of that date, net of the loss based on our U.S. dollar-denominated indebtedness at December 31, 2009. However, this result does not take into account any gain on monetary position that would be expected to result from an increase in the inflation rate generated by a devaluation of the Mexican peso relative to the U.S. dollar, which gain on monetary position would reduce the consolidated net comprehensive financing result, after giving effect to all of our interest rate swap and cross-currency swap agreements.

     As of June 9, 2010, the exchange rates relative to the U.S. dollar of all the countries in which we operate have appreciated or depreciated compared to December 31, 2009 as follows:

	Exchange Rate	(Depreciation) or
	As of June 9, 2010	Appreciation

Mexico	12.93	0.99%
Guatemala	8.02	4.04%
Nicaragua	21.29	(2.16)%
Costa Rica	553.09	3.27%
Panama	1.00	-%
Colombia	1,960.50	4.10%
Venezuela	4.30	(100.00)%
Brazil	1.84	(5.81)%
Argentina	3.92	(3.05)%

     A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies of each of the countries in which we operate relative to the U.S. dollar at December 31, 2009, would produce a reduction in shareholders’ equity of approximately the following amounts:

	Reduction in Shareholders’ Equity
	(millions of Mexican pesos)
Mexico	Ps.	72
Colombia		807
Venezuela		682
Brazil		1,182
Argentina		93
Other (Central America)		457

Equity Risk

     As of December 31, 2009 we did not have any equity risk derivatives.

Commodity Price Risk

     During 2009 we entered into futures contracts to hedge the cost of sugar with a notional value of Ps. 528 million, maturing in 2010 and 2011. The result of these commodity price contracts was a fair market value gain of Ps. 133 million as of December 31, 2009.

Item 12. Description of Securities Other than Equity Securities

Item 12.A. Debt Securities

     Not applicable.

Item 12.B. Warrants and Rights

     Not applicable.

Item 12.C. Other Securities

     Not applicable.

Item 12.D. American Depositary Shares

     The Bank of New York Mellon serves as the depositary for our ADSs. Holders of our ADSs, evidenced by American Depositary Receipts, or ADRs, are required to pay various fees to the depositary, and the depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

     ADR holders are required to pay the depositary amounts in respect of expenses incurred by the depositary or its agents on behalf of ADR holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, cable, telex and facsimile transmission, or conversion of foreign currency into U.S. dollars. The depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

     ADS holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by ADR holders

Issuance and delivery of ADRs, including in connection with share	Up to US$ 5.00 per 100 ADSs
distributions	(or portion thereof)
Withdrawal of shares underlying ADSs	Up to US$ 5.00 per 100 ADSs
(or portion thereof)
Registration for the transfer of shares	Registration or transfer fees
that may from time to time be
in effect

     In addition, holders may be required to pay a fee for the distribution or sale of securities. Such fee (which may be deducted from such proceeds) would be for an amount equal to the lesser of (1) the fee for the issuance of ADSs that would be charged as if the securities were treated as deposited shares and (2) the amount of such proceeds.

Direct and indirect payments by the depositary

     The depositary reimburses us for certain expenses we incur in connection with the ADR program, subject to a ceiling agreed between us and the depositary. These reimbursable expenses include listing fees and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2009, this amount was US$ 38,000.

Items 13-14. Not Applicable

Item 15. Controls and Procedures

     (a) Disclosure Controls and Procedures

     We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls –Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

     (c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
Coca-Cola FEMSA, S.A.B. DE C.V.:

     We have audited Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20F. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20F, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

     Because of the inherent limitations of internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     In our opinion, Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on COSO criteria.

     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years then ended and our report dated June 10, 2010 expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of
Ernst & Young Global

Oscar Aguirre Hernandez
Mexico City, Mexico
June 10, 2010

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

     The following table summarizes the aggregate fees billed to us by Mancera, S.C. and other Ernst & Young practices (collectively, Ernst and Young) during the fiscal years ended December 31, 2009 and December 31, 2008:

	Year ended December 31,
	2009		2008
	(millions of Mexican pesos)
Audit fees	Ps.	41	Ps.	36
Audit-related fees		4		4
Tax fees		1		3
Other fees		—		—
Total fees	Ps.	46	Ps.	43

     Audit Fees. Audit fees in the above table are the aggregate fees billed by Ernst & Young in connection with the audit of our annual financial statements, the review of our quarterly financial statements, and statutory and regulatory audits.

     Audit-related Fees. Audit-related fees in the above table are the aggregate fees billed by Ernst & Young for assurance and other services related to the performance of the audit, mainly in connection with special audits and reviews.

     Tax Fees. Tax fees in the above table are fees billed by Ernst & Young for services based upon existing facts and prior transactions in order to document, compute and obtain government approval for amounts included in tax filings such as value-added tax return assistance, transfer pricing documentation and requests for technical advice from taxing authorities.

     Other fees. Other fees in the above table are consulting related fees. For the years ended December 31, 2009 and 2008, there were no other fees.

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

Item 16D. Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     We did not directly purchase any of our equity securities in 2009. The following table presents purchases by trusts that we administer in connection with our bonus incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees—EVA-Based Bonus Program.”

Purchases of Equity Securities

Maximum Number
	Total Number of			(or Appropriate U.S.
	Series L Shares		Total Number of	Dollar Value) of
	Purchased by trusts		Shares Purchased as	Shares (or Units) that
	that we administer in		part of Publicly	May Yet Be
	connection with our	Average Price Paid	Announced Plans or	Purchased Under the
Period	bonus incentive plans	per Series L Share	Programs	Plans or Programs

Jan. 20 – March 19	1,340,790	Ps. 47.90	-	-
Total	1,340,790	Ps. 47.90	-	-

Item 16F. Not Applicable

Item 16G. Corporate Governance

     Pursuant to Rule 303A.11 of the Listed Company Manual of the New York Stock Exchange (NYSE), we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Mexican corporation with shares listed on the Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law and the regulations issued by the CNBV. We also disclose the extent to which we comply with the Código de Mejores Prácticas Corporativas (Mexican Code of Best Corporate Practices), which was created by a group of Mexican business leaders and was endorsed by the BMV.

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

Directors Independence: Pursuant to the Mexican Securities Market Law, we are required to have a board of directors with a maximum of 21 members, 25% of whom must be independent.

The Mexican Securities Market Law sets forth, in article 26, the definition of “independence,” which differs from the one set forth in Section 303A.02 of the Listed Company Manual of the NYSE. Generally, under the Mexican Securities Market Law, a director is not independent if such director: (i) is an employee or a relevant officer of the company or its subsidiaries; (ii) is an individual with significant influence over the company or its subsidiaries; (iii) is a shareholder or participant of the controlling group of the company; (iv) is a client, supplier, debtor, creditor, partner or employee of an important client, supplier, debtor or creditor of the company; or (v) is a family member of any of the aforementioned persons.

NYSE Standards	Our Corporate Governance Practices

In accordance with the Mexican Securities Market Law, our shareholders are required to make a determination as to the independence of our directors at an ordinary meeting of our shareholders, though the CNBV may challenge that determination. Our board of directors is not required to make a  determination as to the independence of our directors.

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

However, Mexican law requires us to have a Corporate Practices Committee. Our Corporate Practices Committee is composed of three members, and as required by the Mexican Securities Market Law and our bylaws, the three members are independent.

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

Audit committee: Listed companies must have an audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the NYSE independence standards.	Audit committee: We have an Audit Committee of five members. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Market Law.

Equity compensation plan: Equity compensation plans require shareholder approval, subject to limited exemptions.

Equity compensation plan: Shareholder approval is not required under Mexican law or our bylaws for the adoption and amendment of an equity compensation plan. Such plans should provide for general application to all executives.

Code of business conduct and ethics: Corporate governance guidelines and a code of conduct and ethics are required, with disclosure of any waiver for directors or executive officers.

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

Item 19. Exhibits

(a) List of Financial Statements

Page
Report of Mancera S.C., A Member Practice of Ernst & Young Global	F-1
Report of Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu	F-2
Consolidated Balance Sheets at December 31, 2009 and 2008	F-3
Consolidated Income Statements For the Years Ended December 31, 2009, 2008 and 2007	F-4
Consolidated Statements of Cash Flows For the Years Ended December 31, 2009 and 2008	F-5
Consolidated Statement of Changes in Financial Position For the Year Ended December 31, 2007	F-6
Consolidated Statements of Changes in Shareholders’ Equity For the Years Ended December 31, 2009, 2008 and 2007	F-7
Notes to the Consolidated Financial Statements*	F-9
* All supplementary schedules relating to the registrant are omitted because they are not required or because the required information, where material, is contained in the Financial Statements or Notes thereto.

(b) List of Exhibits

Exhibit No:	Description

Exhibit 1.1	Amended and restated bylaws (Estatutos Sociales) of Coca-Cola FEMSA, S.A.B. de C.V., approved April 14, 2010 (English translation).

Exhibit 2.1

Deposit Agreement, dated as of September 1, 1993, among Coca-Cola FEMSA, the Bank of New York, as Depositary, and Holders and Beneficial Owners of American Depository Receipts (incorporated by reference to Exhibit 3.5 to the Registration Statement of FEMSA on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

Exhibit 2.2	Indenture dated as of February 5, 2010 among Coca-Cola FEMSA, S.A.B. de C.V., and The Bank of New York Mellon.

Exhibit 2.3	Supplemental Indenture dated as of February 5, 2010 among Coca-Cola FEMSA, S.A.B. de C.V., and The Bank of New York Mellon and the Bank of New York Mellon (Luxembourg) S.A.

Exhibit 4.1

Amended and Restated Shareholders Agreement dated as of July 6, 2002, by and among CIBSA, Emprex, The Coca-Cola Company and Inmex, (incorporated by reference to Exhibit 4.13 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit No:	Description

Exhibit 4.2

Amendment, dated May 6, 2003, to the Amended and Restated Shareholders Agreement, dated as of July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit 4.3

Second Amendment, dated as of February 1, 2010, to the to the Amended and Restated Shareholders Agreement, dated as of July 6, 2002, by and among CIBSA, Emprex, The Coca-Cola Company, Inmex and Dulux CBAI 2003 B.V.

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

Exhibit 4.7

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

Exhibit 4.9

Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Baijo, S.A. de C.V., and The Coca-Cola Company with respect to operations in Baijo, Mexico (English translation) (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

Exhibit 4.10

Bottler Agreement dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

Exhibit No:	Description

Exhibit 4.11

Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

Exhibit 4.12

Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.13

Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.14	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA's Annual Report on Form 20-F filed on June 28, 1996 (File No.1-12260)).

Exhibit 4.15	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA's Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.16

Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

Exhibit 4.17

Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.40 to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

Exhibit No:	Description

Exhibit 4.18

Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administración de Marcas S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Exhibit 10.3 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.19

Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.6 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.20

Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.7 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.21

Supply Agreement dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Empaques, (incorporated by reference to Exhibit 10.7 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.22

Supply Agreement dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).*

Exhibit 4.23

Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA and FEMSA Logística (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

Exhibit 4.24

Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.8 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.25

Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.9 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.26

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

Exhibit 8.1	Significant Subsidiaries.

Exhibit 12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 10, 2010.

Exhibit No:	Description

Exhibit 12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 10, 2010.

Exhibit 13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 10, 2010.

* Portions of Exhibit 4.22 were omitted pursuant to a request for confidential treatment. Such omitted portions were filed separately with the Securities and Exchange Commission.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Coca-Cola FEMSA, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and consolidated cash flows, for the years then ended, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted in the United States (See Notes 26 and 27 to the consolidated financial statements).

As disclosed in Note 2 to the accompanying consolidated financial statements, during 2008 the Company adopted Mexican Financial Reporting Standard (“MFRS”) B-2 Statement of Cash Flows, MFRS B-10 Effects of Inflation, and certain other MFRS. The application of all of these standards was prospective in nature.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 10, 2010 expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of
Ernst & Young Global

/s/ Oscar Aguirre Hernandez
Oscar Aguirre Hernandez

Mexico City, Mexico
June 10, 2010

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of Coca-Cola FEMSA, S.A.B. de C.V.:

We have audited the accompanying consolidated statements of income, changes in shareholders’ equity and changes in financial position of Coca-Cola FEMSA, S.A.B. de C.V. (a Mexican corporation) and subsidiaries (the “Company”) for the year ended December 31, 2007, all expressed in millions of Mexican pesos of purchasing power as of December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations, changes in shareholders’ equity and changes in financial position of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries for the year ended December 31, 2007, in conformity with Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for the year ended December 31, 2007 to the extent summarized in Note 26. As discussed in Note 26k to the consolidated financial statements, in 2009 the Company adopted the provisions of ASC 810.10.65 (formerly FAS 160, “Noncontrolling Interest in Consolidated Financial Statements and amendment of ARB No. 51”) which requires, among other changes, to identify and present on the face of the consolidated statement of income the amount of consolidated net income attributable to the parent and the noncontrolling interest. Accordingly, Notes 26 and 27 to the accompanying 2007 financial statements have been retrospectively adjusted.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu
/s/ C.P.C. Jorge Alamillo Sotomayor
C.P.C. Jorge Alamillo Sotomayor
Mexico City, Mexico
June 10, 2008
(June 30, 2009 with respect to the retrospective adjustments for a change in the composition of reportable segments in 2008)
(May 6, 2010 with respect to the retrospective adjustments related to the adoption of ASC 810.10.65)

CONSOLIDATED BALANCE SHEETS
COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
At December 31, 2009 and 2008. Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	2009		2008
Assets
Current Assets:
Cash and cash equivalents	$ 584	Ps. 7,627	Ps. 6,192
Marketable securities (Note 4b)	162	2,113	-
Accounts receivable, net (Note 6)	454	5,931	5,240
Inventories, net (Note 7)	383	5,002	4,313
Recoverable taxes	136	1,776	942
Other current assets (Note 8)	91	1,190	1,305
Total current assets	1,810	23,639	17,992
Investment in shares (Note 9)	166	2,170	1,797
Property, plant and equipment, net (Note 10)	2,393	31,242	28,236
Intangible assets, net (Note 11)	3,898	50,898	47,453
Deferred tax asset (Note 23d)	78	1,019	1,246
Other assets, net (Note 12)	130	1,693	1,234
TOTAL ASSETS	$ 8,475	Ps. 110,661	Ps.97,958
Liabilities and shareholders’ equity
Current Liabilities:
Bank loans and notes payable (Note 17)	$ 185	Ps. 2,416	Ps. 2,003
Current portion of long-term debt (Note 17)	231	3,011	4,116
Interest payable	5	61	267
Suppliers	717	9,368	7,790
Accounts payable	362	4,733	3,288
Taxes payable	228	2,974	1,877
Other current liabilities (Note 24a)	68	885	1,992
Total current liabilities	1,796	23,448	21,333
Long-Term Liabilities:
Bank loans and notes payable (Note 17)	804	10,498	12,455
Labor liabilities (Note 15b)	83	1,089	936
Deferred tax liability (Note 23d)	204	2,659	1,680
Contingencies and other liabilities (Note 24)	344	4,495	3,938
Total long-term liabilities	1,435	18,741	19,009
Total liabilities	3,231	42,189	40,342
Shareholders’ Equity:
Noncontrolling interest in consolidated
subsidiaries (Note 20)	176	2,296	1,703
Controlling interest:
Capital stock (Note 21)	239	3,116	3,116
Additional paid-in capital	1,012	13,220	13,220
Retained earnings from prior years (Note 21)	2,925	38,189	33,935
Net income (Note 21)	653	8,523	5,598
Cumulative other comprehensive income	239	3,128	44
Total controlling interest	5,068	66,176	55,913
Total shareholders’ equity	5,244	68,472	57,616
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$ 8,475	Ps. 110,661	Ps.97,958
The accompanying notes are an integral part of these consolidated balance sheets.
Mexico City

Carlos Salazar Lomelín	Héctor Treviño Gutiérrez
Chief Executive Officer	Chief Financial Officer

CONSOLIDATED INCOME STATEMENTS
COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
For the years ended December 31, 2009, 2008 and 2007.
Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except for data per share.

	2009			2008		2007
Net sales	$7,829	Ps.	102,229	Ps.	82,468	Ps.	68,969
Other operating revenues	41		538		508		282
Total revenues	7,870		102,767		82,976		69,251
Cost of goods sold	4,209		54,952		43,895		35,876
Gross profit	3,661		47,815		39,081		33,375
Operating expenses:
Administrative	406		5,308		4,095		3,729
Selling	2,043		26,672		21,291		18,160
	2,449		31,980		25,386		21,889
Income from operations	1,212		15,835		13,695		11,486
Other expenses, net (Note 18)	111		1,449		1,831		702
Comprehensive financing result:
Interest expense	144		1,895		2,207		2,178
Interest income	(22)		(286)		(433)		(613)
Foreign exchange loss (gain), net	28		370		1,477		(99)
Gain on monetary position in inflationary subsidiaries	(37)		(488)		(658)		(1,007)
Market value (gain) loss on ineffective portion of derivative financial instruments	(9)		(118)		959		(114)
	104		1,373		3,552		345
Income before income taxes	997		13,013		8,312		10,439
Income taxes (Note 23)	310		4,043		2,486		3,336
Consolidated net income	$687	Ps.	8,970	Ps.	5,826	Ps.	7,103
Net controlling interest income	653		8,523		5,598		6,908
Net noncontrolling interest income	34		447		228		195
Consolidated net income	$687	Ps.	8,970	Ps.	5,826	Ps.	7,103
Net controlling income (U.S. dollars
and Mexican pesos): Data per share	$0.35	Ps.	4.62	Ps.	3.03	Ps.	3.74

The accompanying notes are an integral part of these consolidated income statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
For the years ended December 31, 2009 and 2008. Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	2009		2008
Operating Activities:
Income before income taxes	$ 997	Ps. 13,013	Ps. 8,312
Non-cash operating expenses	13	170	159
Equity in earnings affiliated companies	(11)	(142)	(104)
Unrealized gain on marketable securities	(9)	(112)	-
Other adjustments regarding operating activities	-	-	641
Adjustments regarding investing activities:
Depreciation	266	3,472	3,022
Amortization	24	307	240
Loss on sale of long-lived assets	14	186	170
Disposal of long-lived assets	9	124	372
Interest income	(22)	(286)	(433)
Adjustments regarding financing activities:
Interest expenses	142	1,850	2,080
Foreign exchange loss, net	28	370	1,477
Monetary position gain, net	(37)	(488)	(658)
Derivative financial instruments (gain) loss	(24)	(318)	961
	1,390	18,146	16,239
Increase in accounts receivable	(30)	(394)	(179)
Decrease (increase) in inventories	3	33	(486)
(Increase) decrease in other assets	(8)	(99)	542
Increase in suppliers and other accounts payable	215	2,808	71
Decrease in other liabilities	(32)	(424)	(263)
Decrease in labor liabilities	(13)	(169)	(167)
Income tax paid	(235)	(3,061)	(3,618)
Net cash flows from operating activities	1,290	16,840	12,139
Investing Activities:
Acquisition of Minas Gerais Ltda. “REMIL”, net of cash acquired (Note 5)	-	-	(3,633)
Acquisition of Brisa business (Note 5)	(55)	(717)	-
Acquisition of Agua de los Angeles business (Note 5)	-	-	(206)
Purchases of investment available-for-sale	(153)	(2,001)	-
Proceeds from sales of shares of Jugos del Valle (Note 9)	-	-	741
Interest received	22	286	433
Acquisition of long-lived assets	(440)	(5,752)	(4,608)
Proceeds from the sale of long-lived assets	49	638	532
Other assets	-	1	521
Intangible assets	(104)	(1,355)	(1,079)
Net cash flows from investing activities	(681)	(8,900)	(7,299)
Net cash flows available for financing activities	609	7,940	4,840
Financing Activities:
Bank loans obtained	509	6,641	4,319
Bank loans repaid	(718)	(9,376)	(6,161)
Interest paid	(157)	(2,047)	(2,087)
Dividends declared and paid	(103)	(1,344)	(945)
Acquisition of noncontrolling interest	-	-	(223)
Other liabilities	7	97	(164)
Net cash flows from financing activities	(462)	(6,029)	(5,261)
Increase (decrease) in cash and cash equivalents	147	1,911	(421)
Translation and restatement effects	(20)	(262)	(538)
Initial cash and cash equivalents	474	6,192	7,542
Initial restricted cash	(30)	(391)	(238)
Initial balance, net	444	5,801	7,304
Increase (decrease) in restricted cash of the year	13	177	(153)
Ending balance of cash and cash equivalents	$ 584	Ps. 7,627	Ps. 6,192

The accompanying notes are an integral part of this consolidated statement of cash flows.

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
For the year ended December 31, 2007. Amounts expressed in millions of constant Mexican pesos (Ps.).

2007
Resources Provided by (Used in) Operating Activities:
Consolidated net income	Ps. 7,103
Depreciation	2,586
Amortization and other non-cash charges	747
10,436
Working capital:
Accounts receivable	(1,653)
Inventories	(677)
Recoverable taxes and other current assets	169
Investment in shares available for sale	(684)
Suppliers	334
Accounts payable and other current liabilities	1,145
Labor liabilities	(109)
Net resources provided by operating activities	8,961
Resources Used in Investing Activities:
Property, plant and equipment, net	(2,872)
Other assets	(810)
Investment in shares	(1,070)
Net resources used in investing activities	(4,752)
Resources (Used in) Provided by Financing Activities:
Bank loans paid, net	(328)
Amortization in real terms of long-term liabilities	(974)
Dividends declared and paid	(831)
Contingencies and other liabilities	633
Cumulative translation adjustment	(241)
Net resources used in financing activities	(1,741)
Cash and cash equivalents:
Net increase	2,468
Initial balance	5,074
Ending balance	Ps. 7,542

The accompanying notes are an integral part of this consolidated statement of changes in financial position.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’

EQUITY
COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
For the years ended December 31, 2009, 2008 and 2007.
Amounts expressed in millions of Mexican pesos (Ps.).

			Retained
		Additional	Earnings
	Capital	Paid-in	from Prior
	Stock	Capital	Years
Balances at December 31, 2006	Ps. 3,116	Ps. 13,333	Ps. 23,469
Transfer of prior year net income	-	-	5,292
Dividends declared and paid (Note 21)	-	-	(831)
Comprehensive income	-	-	-
Balances at December 31, 2007	3,116	13,333	27,930
Transfer of prior year net income	-	-	6,908
Effect of changes in NIF B-10 (Note 2e)	-	-	42
Effect of changes in NIF D-3 (Note 2i)	-	-	-
Dividends declared and paid (Note 21)	-	-	(945)
Acquisitions of noncontrolling interest (Note 5)	-	(113)	-
Comprehensive income	-	-	-
Balances at December 31, 2008	3,116	13,220	33,935
Transfer of prior year net income	-	-	5,598
Dividends declared and paid (Note 21)	-	-	(1,344)
Comprehensive income	-	-	-
Balances at December 31, 2009	Ps. 3,116	Ps. 13,220	Ps. 38,189

The accompanying notes are an integral part of these consolidated statement of changes in shareholders’ equity.

Net Income		Cumulative Other Comprehensive Income (Loss)		Total Controlling Interest		Noncontrolling Interest in Consolidated Subsidiaries		Total Shareholders’ Equity
Ps.	5,292	Ps.	(2,230)	Ps.	42,980	Ps.	1,475	Ps.	44,455
	(5,292)		-		-		-		-
	-		-		(831)		-		(831)
	6,908		83		6,991		166		7,157
	6,908		(2,147)		49,140		1,641		50,781
	(6,908)		-		-		-		-
	-		(42)		-		-		-
	-		98		98		-		98
	-		-		(945)		-		(945)
	-		-		(113)		(110)		(223)
	5,598		2,135		7,733		172		7,905
	5,598		44		55,913		1,703		57,616
	(5,598)		-		-		-		-
	-		-		(1,344)		-		(1,344)
	8,523		3,084		11,607		593		12,200
Ps.	8,523	Ps.	3,128	Ps.	66,176	Ps.	2,296	Ps.	68,472

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
For the years ended December 31, 2009, 2008 and 2007.
Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 1. Activities of the Company.

Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA” or “the Company”) is a Mexican corporation, mainly engaged in acquiring, holding and transferring all types of bonds, capital stock, shares and marketable securities.

Coca-Cola FEMSA is indirectly owned by Fomento Economico Mexicano, S.A.B. de C.V. (“FEMSA”), which holds 53.7% of its capital stock and 63% of its voting shares and The Coca-Cola Company (“TCCC”), which indirectly owns 31.6% of its capital stock and 37% of the voting shares. The remaining 14.7% of Coca-Cola FEMSA’s shares trade on the Bolsa Mexicana de Valores, S.A.B. de C.V. (BMV:KOFL) and the New York Stock Exchange, Inc. (NYSE: KOF).

Coca-Cola FEMSA and its subsidiaries (the “Company”), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela, Brazil and Argentina.

As of December 31, 2009 and 2008, the most significant Companies over which the Company exercises control are:

			Ownership
			Percentage
Company	Activity	Country	2009	2008
Propimex, S.A. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%
Controladora Interamericana de
Bebidas, S.A. de C.V.	Holding	Mexico	100.00%	100.00%
Spal Industria Brasileira de Bebidas, S.A.	Manufacturing and distribution	Brazil	97.71%	97.95%
Coca-Cola Femsa de Venezuela, S.A.	Manufacturing and distribution	Venezuela 100.00%		100.00%

Note 2. Basis of Presentation.

The consolidated financial statements include the financial statements of Coca-Cola FEMSA and those companies over which it exercises control. All intercompany account balances and transactions have been eliminated in consolidation process.

The accompanying consolidated financial statements were prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”), individually referred to as “NIFs,” and are stated in millions of Mexican pesos (“Ps.”). The translation of Mexican pesos into U.S. dollars (“$”) is included solely for the convenience of the reader, using the noon buying exchange rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the U.S. Federal Reserve Board of 13.0576 pesos per U.S. dollar as of December 31, 2009.

The Company classifies its costs and expenses by function in the consolidated income statement, in order to conform to the industry practices where the Company operates. The income from operations line in the income statement is the result of subtracting cost of goods sold and operating expenses from total revenues and it has been included for a better understanding of the Company’s financial and economic performance.

Figures presented for the year ended December 31, 2007, have been restated and translated to Mexican pesos with purchasing power at December 31, 2007, which is the date of the last comprehensive recognition of the effects of inflation in the financial information in the reporting entity. Beginning on January 1, 2008 and according to NIF B-10 (see Note 4a), only inflationary economic environments have to recognize inflation effects. As described in Note 4a, since 2008 the Company has operated in a non-inflationary economic environment in the Mexican reporting entity. Figures as of December 31, 2008 and 2007 are presented as they were reported in prior years.

The accompanying consolidated financial statements and its notes were approved for issuance by the Company’s Chief Executive Officer and Chief Financial Officer on June 10, 2010 and subsequent events have been considered through that date.

On January 1, 2009, 2008 and 2007 several new NIF’s came into effect. Such changes and their application are described as follows:

a) NIF B-2, “Statement of Cash Flows”:

In 2008, the Company adopted NIF B-2 “Statement of Cash Flows”. As established in NIF B-2, the Consolidated Statement of Cash Flows is presented as part of these financial statements for the years ended December 31, 2009 and 2008. For the year ended December 31, 2007, NIF B-2 required the presentation of the Statement of Changes in Financial Position which is not comparable to the Statement of Cash Flows. The adoption of NIF B-2 also resulted in complementary disclosures not previously required.

b) NIF B-3, “Income Statement”:

In 2007, NIF B-3 “Income Statement” went into effect. NIF B-3 establishes generic standards for presenting and structuring the statement of income, minimum content requirements and general disclosure standards.

c) NIF B-7, “Business Acquisitions”:

In 2009, the Company adopted NIF B-7 “Business Acquisitions”, which is an amendment to the previous Bulletin B-7 “Business Acquisitions”. NIF B-7 establishes general rules for recognizing the fair value of net assets of businesses acquired as well as the fair value of non-controlling interests, at the purchase date. This statement differs from the previous Bulletin B-7 in the following ways: a) to recognize all assets and liabilities acquired at their fair value, including the non-controlling interest based on the acquirer accounting policies, b) acquisition-related costs and restructuring expenses should not be part of the purchase price, and c) changes to tax amounts recorded in acquisitions must be recognized as part of the income tax provision. This pronouncement was applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

d) NIF B-8, “Consolidated and Combined Financial Statements”:

In 2009, the Company adopted NIF B-8 “Consolidated or combined financial statements”, which was issued in 2008, and amends Bulletin B-8 “Consolidated and combined financial statements and valuation of permanent share investments”. NIF B-8 is similar to previous Bulletin B-8; however, this statement differs from the previous Bulletin B-7 in the following ways: a) defines control as the power to govern financial and operating policies, b) establishes that there are other facts, such as contractual agreements that have to be considered to determine whether an entity exercises control or not, c) defines “Specific-Purpose Entity” (“SPE”), as those entities that are created to achieve a specific purpose and are considered within the scope of this pronouncement, d) establishes new terms, such as “controlling interest” instead of “majority interest” and “non-controlling interest” instead “minority interest”, and e) confirms that non-controlling interest must be assessed at fair value at the subsidiary acquisition date. NIF B-8 has been applied prospectively according to the previous Bulletin B-10 beginning on January 1, 2009.

e) NIF B-10, “Effects of Inflation”:

In 2008, the Company adopted NIF B-10 “Effects of Inflation.” Before 2008, the Company restated prior year’s financial statements to reflect the impact of current period inflation for comparison purposes.

NIF B-10 establishes two types of inflationary environments: a) Inflationary Economic Environment; this is when cumulative inflation of the three preceding years is 26% or more, in such case, inflation effects should be recognized in the financial statements by applying the comprehensive method as described in NIF B-10; the recognized restatement effects for inflationary economic environments is made starting in the period that the entity becomes inflationary; and b) Non-Inflationary Economic Environment; this is when cumulative inflation of the three preceding years is less than 26%, in such case, no inflationary effects should be recognized in the financial statements, keeping the recognized restatement effects until the last period in which the inflationary accounting was applied.

NIF B-10 establishes that the results of holding non-monetary assets (RETANM) recognized in previous periods should be reclassified in retained earnings. On January 1, 2008, the amount of RETANM reclassified in retained earnings was Ps. 42 (see Consolidated Statements of Changes in Shareholders’ Equity).

Through December 31, 2007, the Company accounted for inventories at specific cost. As a result of NIF B-10 adoption, beginning in 2008, the Company carries out the inventories valuation based on valuation methods described in Bulletin C-4 “Inventories” for non-inflationary environment subsidiaries. Inventories from subsidiaries companies that operate in inflationary environments are restated using inflation factors. The change in accounting for inventories impacted the consolidated income statement, through an increase to cost of goods sold of Ps. 350 as of December 31, 2008.

In addition, NIF B-10 eliminates the restatement of imported equipment by applying the inflation factors and exchange rate of the country where the asset was purchased. Beginning in 2008, these assets are recorded using the exchange rate of the acquisition date. Subsidiaries Companies that operate in inflationary environments should restate imported equipment using the inflation factors of the country where the asset is acquired. The change in this methodology did not significantly impact the consolidated financial statements of the Company.

f) NIF B-15, “Translation of Foreign Currencies”:

In 2008, the Company adopted NIF B-15. NIF B-15 incorporates the concepts of recording currency, functional currency and reporting currency, and establishes the methodology to translate financial information of a foreign entity, based on those terms. Additionally, this rule is aligned with NIF B-10, which defines translation procedures of financial information from subsidiaries that operate in inflationary and non-inflationary environments. Prior to the application of this rule, translation of financial information from foreign subsidiaries was according to inflationary environments methodology. The adoption of this pronouncement was prospective and did not impact the consolidated financial statements of the Company.

g) NIF C-7, “Investments in Associates and Other Permanent Investments”:

In 2009, the Company adopted NIF C-7 “Investments in Associates and Other Permanent Investments”. NIF C-7 establishes general rules of accounting recognition for the investments in associates and other permanent investments not joint or fully controlled or significantly influenced by an entity. This pronouncement includes guidance to determine the existence of significant influence. Previous Bulletin B-8 “Consolidated and combined financial statements and valuation of permanent share investments”, defined that permanent share investments were accounted for using the equity method if the entity held 10% or more of its outstanding shares. NIF C-7 establishes that permanent share investments should be accounted by equity method if: a) an entity holds 10% or more of a public entity, b) an entity holds 25% or more of a private company, and c) an entity exercise significant influence over the investments of a company, as described in NIF C-7. As disclosed in Note 9, the Company owns certain privately held investments for which it owns less than 25% but still applies the equity method of accounting as it has determined that it exercises significant influence over those entities. Accordingly, the adoption of NIF C-7 did not have an impact on the Company’s consolidated financial statements.

h) NIF C-8, “Intangible Assets”:

In 2009, the Company adopted NIF C-8 “Intangible Assets” which is similar to previous Bulletin C-8 “Intangible Assets”. NIF C-8, establishes the rules of valuation, presentation and disclosure for the initial and subsequent recognition of intangible assets that are acquired individually or through acquisition of an entity, or generated internally in the course of the entity’s operations. This NIF considers intangible assets as non-monetary items, broaden the criteria of identification to include not only if they are separable (asset could be sold, transferred or used by’s the entity) but also whether they come from contractual or legal rights. NIF C-8 establishes that preoperative costs capitalized before this standard went into effect have to be accomplished with intangible assets characteristics, otherwise preoperative costs must be expensed as incurred. The adoption of NIF C-8 did not have an impact on the Company’s consolidated financial statements.

The estimated total amount of the construction projects in process is Ps. 2,993, which is expected to be completed within a period not exceeding one year. At December 31, 2009 there are no commitments acquired for this project.

During 2009 the Company capitalized Ps. 55 in comprehensive financing results in relation to Ps. 845 in qualifying assets. Amounts were capitalized assuming an annual capitalization rate of 7.22% and an estimated life of the qualifying assets of seven years.

i) Mexican FRS D-3, “Employee Benefits”:

In 2008, the Company adopted Mexican FRS D-3, which eliminates the recognition of the additional liability which resulted from the difference between obligations for accumulated benefits and the net projected liability. On January 1, 2008, the additional liability derecognized amounted to Ps. 421, from which Ps. 277 corresponds to the intangible asset and Ps. 98 to the majority cumulative other comprehensive income, net from its deferred tax of Ps. 45.

Through 2007, Bulletin D-3, “Labor Liabilities,” required the presentation of labor liabilities financial expenses from labor obligations as part of income from operations. Beginning in 2008, NIF D-3 allows the presentation of financial expenses from labor liabilities as part of the comprehensive financing result. This change resulted in various reclassifications to the Company’s 2007 consolidated statement of income so as to conform to 2008 and 2009’s presentation. As of December 31, 2009, 2008 and 2007, the financial expenses from labor liabilities presented as part of the comprehensive financing result was Ps. 96, Ps. 81 and Ps. 41, respectively.

Through 2007, the labor costs of past services of severance indemnities and pension and retirement plans were amortized over the remaining labor life of employees. Beginning in 2008, NIF D-3 establishes a maximum five-year period to amortize the initial balance of the labor costs of past services of pension and retirement plans and the same amortization period for the labor cost of past service of severance indemnities, previously defined by Bulletin D-3 as unrecognized transition obligation and unrecognized prior service costs. As a result, the adoption of NIF D-3 increased the amortization of prior year service cost of severance indemnities by Ps. 23 in 2008 compared to 2007. This change did not impact prior service costs of pension and retirement plans amortization since the remaining amortization period as of the adoption date was already five years or less. For the years ended December 31, 2009, 2008 and 2007, labor cost of past services amounted to Ps. 1, Ps. (3) and Ps. 11, respectively; and were recorded within the operating income.

During 2007 actuarial gains and losses of severance indemnities were amortized during the personnel average labor life. Beginning in 2008, actuarial gains and losses of severance indemnities are registered in the operating income of the year they were generated and the balance of unrecognized actuarial gains and losses were recorded in other expenses (see Note 18). As of December 31, 2008, the unrecognized actuarial loss amounted to Ps. 137.

j) NIF D-6, “Capitalization of the Comprehensive Financing Result”:

In 2007 the Company adopted NIF D-6. This standard establishes that the comprehensive financing result generated by borrowings obtained to finance investment projects must be capitalized as part of the cost of long-term assets when certain conditions are met and amortized over the estimated useful life of the related asset. As of December 31, 2009 the capitalized comprehensive financing result amounted to Ps. 55. The adoption of this standard did not have an impact on the Company’s financial information in 2008 and 2007.

k) NIF D-8, “Share-Based Payments”:

In 2009, the Company adopted Mexican FRS D-8 “Share-Based Payments” which establishes the recognition of share-based payments. When an entity purchases goods or pay services with equity instruments, the NIF D-8 requires the entity to recognize those goods and services at fair value and the corresponding increase in equity. If an entity cannot determine the fair value of goods and services, it should determine it using an indirect method, based on fair value of the equity instruments. This pronouncement substitutes for the supplementary use of IFRS 2 “Share-based payments”. The adoption of NIF D-8 did not have an impact on the Company’s consolidated financial statements.

Note 3. Incorporation of Foreign Subsidiaries.

The accounting records of foreign subsidiaries are maintained in the local currency and in accordance with the local accounting principles of each country. For incorporation into the Company’s consolidated financial statements, each foreign subsidiary’s individual financial statements are adjusted to Mexican FRS and beginning in 2008, they are restated into Mexican pesos, as described as follows:

• For inflationary economic environments- the inflation effects of the country of origin are recognized, and the financial statements are subsequently translated into Mexican pesos using the year-end exchange rate.

• For non-inflationary economic environments- assets and liabilities are translated into Mexican pesos using the period-end exchange rate, shareholders’ equity is translated into Mexican pesos using the historical exchange rate, and the income statement is translated using the average exchange rate of each month.

			Local Currencies to Mexican Pesos
		Average Exchange Rate for		Exchange Rate as of December 31
Country	Functional / Recording Currency	2009	2008	2009(1)	2008(1)	2007(1)
Mexico	Mexican peso	Ps. 1.00	Ps. 1.00	Ps. 1.00	Ps. 1.00	Ps. 1.00
Guatemala	Quetzal	1.66	1.47	1.56	1.74	1.42
Costa Rica	Colon	0.02	0.02	0.02	0.02	0.02
Panama	U.S. dollar	13.52	11.09	13.06	13.54	10.87
Colombia	Colombian peso	0.01	0.01	0.01	0.01	0.01
Nicaragua	Cordoba	0.67	0.57	0.63	0.68	0.57
Argentina	Argentine peso	3.63	3.50	3.44	3.92	3.45
Venezuela(2)	Bolivar	6.29	5.20	6.07	6.30	5.05
Brazil	Reais	6.83	6.11	7.50	5.79	6.13
(1) Year-end exchange rates used for translation of financial information.

(2) Equals 2.15 bolivars per one U.S. dollar, translated to Mexican pesos applying the average exchange rate or period-end rate. Refer to Note 29 for a discussion of a subsequent event impacting this exchange rate.

Prior to the adoption of NIF B-10 in 2008, translation of financial information from all foreign subsidiaries was performed according to the inflationary environments methodology described above.

Variances in the net investment in foreign subsidiaries generated in the translation process are included in the cumulative translation adjustment, which is recorded in shareholders’ equity as a cumulative other comprehensive income item.

Beginning in 2003, the government of Venezuela established a fixed exchange rate control of 2.15 bolivars per U.S. dollar, which is the rate used by the Company to translate the financial statements of the Venezuelan subsidiaries. The Company has operated under exchange controls in Venezuela since 2003 that affect its ability to remit dividends abroad or make payments other than in local currencies and that may increase the real price to us of raw materials purchased in local currency.

Intercompany financing balances with foreign subsidiaries are considered as long-term investments, since there is no plan to pay down such financing in the foreseeable future. Monetary gain and losses and exchange gain and losses on these balances are recorded in equity as part of the cumulative translation adjustment, which is presented as part of cumulative other comprehensive income.

The translation of assets and liabilities denominated in foreign currencies into Mexican pesos is for consolidation purposes and does not indicate that the Company could realize or settle the reported value of those assets and liabilities in Mexican pesos. Additionally, this does not indicate that the Company could return or distribute the reported Mexican peso value equity to its shareholders.

Note 4. Significant Accounting Policies.

The Company’s accounting policies are in accordance with Mexican FRS, which require that the Company’s management use estimates and assumptions in valuing certain items included in the consolidated financial statements. The Company’s management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements. However, actual results are dependent on the outcome of future events and uncertainties, which could materially affect the Company’s real performance. The significant accounting policies are as follows:

a) Recognition of the Effects of Inflation in Countries with Inflationary Economic Environments:

The Company recognizes the effects of inflation on the financial information of its subsidiaries that operate in inflationary economic environments (when cumulative inflation of the three preceding years is 26% or more) using the comprehensive method, which consists of:

• Using inflation factors to restate non-monetary assets, such as inventories, fixed assets, intangible assets, including related costs and expenses when such assets are consumed or depreciated;

• Applying the appropriate inflation factors to restate capital stock, additional paid-in capital and retained earnings by the necessary amount to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income was generated up to the date of these consolidated financial statements are presented; and

• Including the monetary position gain or loss in the comprehensive financing result (see Note 4t).

The Company restates the financial information of its subsidiaries that operate in inflationary economic environments using the consumer price index of each country.

As of December 31, 2009, the operations of the Company are classified as follows considering the cumulative inflation of the three preceding years. The following classification also applies to 2008:

		Cumulative Inflation	Type of
	Inflation 2009	2006-2008	Economy
Mexico	3.6%	15.0%	Non-Inflationary
Guatemala	(0.3)%	25.9%	Non-Inflationary
Colombia	2.0%	18.9%	Non-Inflationary
Brazil	4.1%	15.1%	Non-Inflationary
Panama	1.9%	16.0%	Non-Inflationary
Venezuela	25.1%	87.5%	Inflationary
Nicaragua	0.9%	45.5%	Inflationary
Costa Rica	4.0%	38.1%	Inflationary
Argentina	7.7%	27.8%	Inflationary

b) Cash, Cash Equivalents and Marketable Securities:

Cash and Cash Equivalents:

Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with original maturities of three months or less and are recorded at its acquisition cost plus interest income not yet received, which is similar to listed market prices. As of December 31, 2009, and 2008, cash equivalents were Ps. 6,192 and Ps. 4,303, respectively.

Marketable Securities:

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Marketable debt securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. Interest and dividends on securities classified as available-for-sale are included in investment income. The fair values of the investments are readily available based on quoted market prices.

The following is a detail of available-for-sale securities:

Gross
December 31, 2009	Cost	unrealized gain	Fair Value
Debt securities	Ps. 2,001	Ps. 112	Ps. 2,113

c) Allowance for doubtful accounts

Allowance for doubtful accounts is based on an evaluation of the aging of the receivable portfolio and the economic situation of the Company’s clients, as well as the Company’s historical loss rate on receivables and the economic environment in which the Company operates. The carrying value of accounts receivable approximates its fair value as of both December 31, 2009 and 2008.

d) Inventories and Cost of Goods Sold:

Inventories represent the acquisition or production cost which is incurred when purchasing or producing a product, and are valued using the average cost method. Advances to suppliers of raw materials are included in the inventory account.

Cost of goods sold is based on average cost of the inventories at the time of sale. Cost of goods sold includes expenses related to the purchase of raw materials used in the production process, as well as labor costs (wages and other benefits), depreciation of production facilities, equipment and other costs, including fuel, electricity, breakage of returnable bottles during the production process, equipment maintenance, inspection and plant transfer costs.

e) Other Current Assets:

Other current assets are comprised of payments for services that will be received over the next 12 months and the fair market value of derivative financial instruments with maturity dates of less than one year (see Note 4u). Prepaid expenses principally consist of advertising, promotional, leasing and insurance expenses, and are recognized in the income statement when the services or benefits are received.

Prepaid advertising costs consist of television and radio advertising airtime paid in advance. These expenses are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in income from operations as of the first date the advertising is broadcasted.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations before it is on the market. These costs are recorded as prepaid expenses and amortized over the period during which they are estimated to increase sales of the related products or container presentations to normal operating levels, which is generally no longer than one year.

Additionally, as of December 31, 2009 and 2008, the Company has restricted cash as collateral against accounts payable in different currencies. Restricted cash is presented as part of other current assets due to its short-term nature (Note 8).

	2009	2008
Venezuelan bolivars	Ps. 161	Ps. 337
Brazilian reais	53	54
	Ps. 214	Ps. 391

f) Investment in Shares:

Investment in shares of associated companies over which the Company exercises significant influence are initially recorded at their acquisition cost and are subsequently accounted for using the equity method. Investment in affiliated companies over which the Company does not have significant influence are recorded at acquisition cost and restated using the consumer price index if that entity operates in an inflationary environment. The other investments in affiliated are valued at acquisition cost.

g) Returnable and Non-Returnable Bottles and Cases:

The Company has two types of bottles and cases; returnable and non-returnable.

• Non returnable: Are recorded in the results of operations at the time of product sale.

• Returnable: Are classified as long-lived assets as a component of property, plant and equipment. Returnable bottles and cases are recorded at acquisition cost for countries with inflationary economy then restated applying inflation factors as of the balance sheet date, according to NIF B-10.

There are two types of returnable bottles and cases:

• Those that are in the Company’s control within its facilities, plants and distribution centers; and

• Those that have been placed in the hands of customers, but still belong to the Company.

Breakage of returnable bottles and cases within plants and distribution centers is recorded as an expense as incurred. The Company estimates that the expense for breakage of returnable bottles and cases in plants and distribution centers is similar to the depreciation of these assets, which is calculated over an estimated useful life of approximately four years for returnable glass bottles and plastic cases, and 18 months for returnable plastic bottles.

Returnable bottles and cases that have been placed in the hands of customers are subject to an agreement with a retailer pursuant to which the Company retains ownership. These bottles and cases are monitored by sales personnel during periodic visits to retailers and the Company has the right to charge any breakage identified to the retailer. Bottles and cases that are not subject to such agreements are expensed when placed in the hands of retailers.

The Company’s returnable bottles and cases in the market and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is depreciated according to their useful lives.

h) Property, Plant and Equipment, net:

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction. The comprehensive financing result incurred to fund long-term assets investment is capitalized as part of the total acquisition cost.

Major renovations and betterment costs are capitalized as part of total acquisition cost. Routine maintenance and minor repair costs are expensed as incurred.

Construction in progress consists of long lived assets not yet placed into service.

Depreciation is computed using the straight-line method over acquisition cost. The Company estimates depreciation rates, considering the estimated remaining useful lives of the assets.

The estimated useful lives of the Company’s principal assets are as follows:

Years
Buildings and construction	40–50
Machinery and equipment	10–20
Distribution equipment	7–15
Refrigeration equipment	5–7
Other equipment	3–10

i) Other Assets:

Other assets represent payments whose benefits will be received in future years and consists of the following:

• Agreements with customers for the right to sell and promote the Company’s products over a certain period.

The majority of the agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract, with the amortization presented as a reduction of net sales. During the years ended December 31, 2009, 2008 and 2007, such amortization aggregated to Ps. 604, Ps. 383 and Ps. 289, respectively. The costs of agreements with terms of less than one year are recorded as a reduction in net sales when incurred.

• Leasehold improvements are amortized using the straight-line method over the shorter of either the useful life of the assets or the related lease term. In countries considered inflationary, these assets are restated for inflation. The amortization of leasehold improvements for the years ended December 31, 2009, 2008 and 2007 was Ps. 20, Ps. 60 and Ps. 71, respectively.

j) Leases:

Building and equipment leases are capitalized if i) the contract transfers ownership of the leased asset to the lessee at the end of the lease, ii) the contract contains an option to purchase the asset at a reduced price, iii) the lease period is substantially equal to the remaining useful life of the leased asset (75% or more) or iv) the present value of future minimum payments at the inception of the lease is substantially equal to the market value of the leased asset, net of any residual value (90% or more).

When the inherent risks and benefits of a leased asset remains substantially with the lessor, leases are classified as operating and rent is charged to results of operations as incurred.

k) Intangible Assets:

Intangible assets represent payments whose benefits will be received in future years. These assets are classified as either intangible assets with defined useful lives or intangible assets with indefinite useful lives, in accordance with the period over which the Company expects to receive the benefits.

Intangible assets with defined useful lives are amortized and mainly consist of:

• Information technology and management system costs incurred during the development stage which are currently in use. Such amounts are capitalized and then amortized using the straight-line method over seven years. Expenses that do not fulfill the requirements for capitalization are expensed as incurred,

• Other computer system costs in the development stage, that are not yet in use. Such amounts are capitalized as they are expected to add value such as income or cost savings in the future. Such amounts will be amortized on a straight-line basis over their estimated economic life after they are placed into service.

Intangible assets with indefinite life are not amortized and are subject to impairment tests on an annual basis or more frequently if deemed necessary. These assets are recorded in the functional currency of the subsidiary in which the investment was made and are subsequently translated into Mexican pesos using the closing exchange rate of each period. Beginning in 2008, in countries with inflationary economic environments intangible assets are restated by applying inflation factors of the country of origin and are translated into Mexican pesos at the year-end exchange rate.

The Company’s intangible assets with indefinite life mainly consist of rights to produce and distribute Coca-Cola trademark products in the Company’s territories. These rights are contained in agreements that are standard contracts that The Coca-Cola Company has with its bottlers. In Mexico, the Company has four bottler agreements; the agreements for two territories expire in June 2013 and the agreements for the other two territories expire in May 2015. The Company’s bottler agreements with The Coca-Cola Company will expire for our territories in the following countries: Argentina in September 2014; Brazil in April 2014; Colombia in June 2014; Venezuela in August 2016; Guatemala in March 2015; Costa Rica in September 2017; Nicaragua in May 2016; and Panama in November 2014. All of the Company’s bottler agreements are renewable for ten-year terms. These bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew the agreement. In addition, these agreements generally may be terminated in the case of material breach. Termination would prevent the Company from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on our business, financial conditions, results of operations and prospects.

l) Impairment of Long-Lived Assets:

Depreciated tangible long-lived assets, such as property, plant and equipment are reviewed for impairment whenever certain circumstances indicate that the carrying amount of those intangible assets exceeds its recoverable value.

Amortized intangible assets, such as definite lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through its expected future cash flows.

For assets with indefinite useful lives, such as distribution rights, the Company tests for impairment on an annual basis as well as whenever certain circumstances indicate that the carrying amount of those intangible assets exceeds its recoverable value. These evaluations are performed by comparing the carrying value of the assets with its recoverable amount. The recoverable amount is calculated using various recognized methodologies, primarily an evaluation of expected future cash flows.

For the years ended December 31, 2009, 2008 and 2007, the Company has not recorded any impairment related to its long-lived assets.

m) Payments from The Coca-Cola Company:

The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Company’s refrigeration equipment and returnable bottles investment program. Contributions received by the Company for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the investment in refrigeration equipment and returnable bottles items. Contributions received were Ps. 1,945, Ps. 1,995 and Ps. 1,582 during the years ended December 31, 2009, 2008 and 2007, respectively.

n) Labor Liabilities:

Labor liabilities include obligations for pension and retirement plans, seniority premiums and severance indemnity liabilities other than restructuring, all based on actuarial calculations, and are computed using the projected unit credit method.

Costs related to compensated absences, such as vacations and vacation premiums, are accrued on a cumulative basis, for which an accrual is made.

Labor liabilities are considered to be non-monetary and are determined using long-term assumptions. The yearly cost of labor liabilities is charged to income from operations and labor cost of past services is recorded as expenses over the period during which the employees will receive the benefits of the plan.

Certain subsidiaries of the Company have established funds for the payment of pension benefits through irrevocable trusts of which the employees are named as beneficiaries.

o) Contingencies:

The Company recognizes a liability for a loss contingency when it is probable that certain effects related to past events, would materialize and can be reasonably quantified. These events and their financial impact are also disclosed as loss contingencies in the consolidated financial statements when the risk of loss is deemed to be other than remote. The Company does not recognize an asset for a gain contingency until the gain is realized. In connection with certain past business combinations, the Company has been indemnified by the sellers related to certain contingencies.

p) Revenue Recognition:

Sales of products are recognized as revenue upon delivery to the customer, and once the customer has taken ownership of the goods. Net sales reflect units delivered at list prices reduced by promotional allowances, discounts and the amortization of the agreements with customers to obtain the rights to sell and promote the Company’s products.

During 2007 and 2008, the Company sold certain of its private label brands to The Coca-Cola Company. Because the Company has significant continuing involvement with these brands, proceeds received from The Coca-Cola Company were initially deferred and are being amortized against the related costs of future product sales over the estimated period of such sales. The balance of unearned revenues as of December 31, 2009 and 2008 amounted to Ps. 616 and Ps. 571, respectively. The short-term portions of such amounts are presented as other current liabilities, amounted Ps. 203 and Ps. 139 at December 31, 2009 and 2008, respectively.

q) Operating Expenses:

Operating expenses are comprised of administrative and selling expenses. Administrative expenses include labor costs (salaries and other benefits) of employees not directly involved in the sale of the Company’s products, as well as professional service fees, the depreciation of office facilities and the amortization of capitalized information technology system implementation costs.

Selling expenses include:

• Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2009, 2008 and 2007, these distribution costs amounted to Ps. 13,395, Ps. 10,468 and Ps. 9,085, respectively;

• Sales: labor costs (salaries and other benefits) and sales commissions paid to sales personnel;

• Marketing: labor costs (salaries and other benefits), promotional expenses and advertising costs.

r) Other Expenses:

Other expenses include Employee Profit Sharing (“PTU”), equity interest in affiliated companies, gains or losses on sales of fixed assets and contingencies reserves as well as their related subsequent interest and penalties, severance payments from restructuring programs and all other non-recurring expenses related to activities that are different from the Company’s main business activities and that are not recognized as part of the comprehensive financing result.

PTU is applicable to Mexico and Venezuela. In Mexico, employee profit sharing is computed at the rate of 10% of the individual company taxable income, excluding the restatement of depreciation expense, foreign exchange gains and losses, which are not included until the asset is disposed of or the liability is due and other effects of inflation are also excluded. In Venezuela, employee profit sharing is computed at 15% of taxable income, not in excess of four months of salary per employee. The Company has not recorded a provision for deferred employee profit sharing during any of the periods presented herein as the Company does not expect the relevant deferred items to materialize.

Severance payments resulting from restructuring programs and associated with an ongoing benefit arrangement are charged to other expenses on the date when it is decided to dismiss personnel under a formal program or for specific causes. These severance payments are included in other expenses (see Note 18).

s) Income Taxes:

Income taxes (including deferred income taxes) are charged to results of operations as they are incurred. For the purposes of recognizing the effects of deferred income taxes in the consolidated financial statements, the Company utilizes both prospective and retrospective analysis of taxable income over the medium term when more than one tax regime exists per jurisdiction. The Company then recognizes the tax expense amount based on the tax regime it expects to be subject to in the future.

Deferred income tax assets and liabilities are recognized for temporary differences resulting from the comparison of the book values and tax values of assets and liabilities (including any future benefits from tax loss carry-forwards). Deferred income taxes are recorded by applying the income tax rate enacted at the balance sheet date that will be in effect when the deferred tax assets and liabilities are expected to be recovered or settled. Deferred income tax assets are reduced by a valuation allowance when it is more likely than not that they will not be recovered.

The balance of deferred taxes is comprised of both monetary and non-monetary items, based on the temporary differences that gave rise to them. Deferred income taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse.

On January 1, 2010 an amendment to Mexican Tax Reform was effective. The most important effects in the Company are described as follows: the value added tax rate (IVA) increases from 15% to 16%; and income tax rate changes from 28% in 2009 to 30% for 2010, 2011 and 2012, and then in 2013 and 2014 will decrease to 29% and 28%, respectively.

t) Comprehensive Financing Result:

The comprehensive financing result includes interest, foreign exchange gain and losses, market value gain or loss on ineffective portion of derivative financial instruments and gain or loss on monetary position, except for those amounts capitalized and those that are recognized as part of the cumulative other comprehensive income, and are described as follows:

• Interest: Interest income and expenses are recorded when earned or incurred except for capitalized interest incurred on the financing of long-term assets;

• Foreign Exchange Gains and Losses: Transactions in foreign currencies are recorded in local currencies using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the year-end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except for the foreign exchange gains or losses arising on intercompany financing foreign currency denominated balances, which are considered to be of a long-term investment nature and the foreign exchange gains or losses on the financing of long-term assets (see Note 3);

• Market Value Gain or Loss on Ineffective Portion of Derivative Financial Instruments: this represents the net change in the fair value of the ineffective portion of derivative financial instruments and the net change in the fair value of embedded derivative financial instruments; and

• Monetary Position Gain or Loss: Since 2008, the gain or loss on monetary position is the result of changes in the general price level of monetary accounts of those subsidiaries that operate in inflationary environments. Monetary position gain or loss is calculated by applying inflation factors of the country of origin to the net monetary position at the beginning of each month, excluding the intercompany financing in foreign currency, which is considered to be a long-term investment because of its nature (see Note 3), and the monetary position gain or loss on long-term debt taken on to finance long-term assets. Prior to 2008, gain or loss on monetary position was determined for all subsidiaries, regardless of their economic environment.

• As of December 31, 2009, the Company has capitalized Ps. 55 in comprehensive financing result. Capitalization of comprehensive financing result is based on a capitalization rate of 7.2% applied to the long-term assets investments that require one year or more for the Company to ready the asset for its intended use. For the years ended December 31, 2008 and 2007, the Company did not have qualifying assets and accordingly, did not capitalized comprehensive financing result.

u) Derivative Financial Instruments:

The Company is exposed to different risks related to cash flows, liquidity, market and credit. As a result, the Company contracts different derivative financial instruments in order to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies, the risk of exchange rate and interest rate fluctuations associated with its borrowings denominated in foreign currencies and the exposure to the risk of fluctuation in the costs of certain raw materials.

The Company values and records all derivative financial instruments and hedging activities, including certain derivative financial instruments embedded in other contracts, in the balance sheet as either an asset or liability measured at fair value, considering quoted prices in recognized markets. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable market data, recognized in the financial sector. Changes in the fair value of derivative financial instruments are recorded each year in current earnings or as a component of cumulative other comprehensive income based on the item being hedged and the effectiveness of the hedge.

As of December 31, 2009 and 2008, the balance in other current assets of derivative financial instruments was Ps. 26 and Ps. 407 (see Note 8), and in other assets Ps. 1 and Ps. 4 (see Note 12), respectively. The Company recognized liabilities regarding derivative financial instruments in other current liabilities of Ps. 22 and Ps. 1,151, as of the end of December 31, 2009 and 2008, respectively (see note 24a), and other liabilities of Ps. 497 and Ps. 19 for the same periods.

The Company designates its financial instruments as cash flow hedges at the inception of the hedging relationship, when transactions meet all hedging accounting requirements. For cash flow hedges, the effective portion is recognized temporarily in cumulative other comprehensive income within stockholders’ equity and subsequently reclassified to current earnings at the same time the hedged item is recorded in earnings. When derivative financial instruments do not meet all of the accounting requirements for hedging purposes, the change in fair value is immediately recognized in net income. For fair value hedges, the changes in the fair value are recorded in the consolidated results in the period the change occurs as part of the market value gain or loss on ineffective portion of derivative financial instruments.

The Company identifies embedded derivatives that should be segregated from the host contract for purposes of valuation and recognition. When an embedded derivative is identified and the host contract has not been stated at fair value the embedded derivative is segregated from the host contract, stated at fair value and is classified as trading. Changes in the fair value of the embedded derivatives at the closing of each period are recognized in the consolidated results.

v) Cumulative Other Comprehensive Income:

The cumulative other comprehensive income represents the period net income as described in NIF B-3 “Income Statement”, plus the cumulative translation adjustment resulted from translation of foreign subsidiaries to Mexican pesos and the effect of unrealized gain/loss on cash flow hedges from derivative financial instruments.

The cumulative balances of the Company’s components of controlling other comprehensive income (loss), net of deferred income taxes (see Note 23d), are as follows:

	2009	2008
Cumulative translation adjustment	Ps. 3,055	Ps. 118
Unrealized gain on marketable securities	76	-
Unrealized loss on cash flow hedges	(3)	(74)
	Ps. 3,128	Ps. 44

The changes in the cumulative translation adjustment balance were as follows:
	2009	2008
Initial balance	Ps. 118	Ps. (2,101)
Translation effect	2,877	2,143
Foreign exchange effect from intercompany long-term loans	60	76
Ending balance	Ps. 3,055	Ps. 118

w) Issuance of Subsidiary Stock:

The Company recognizes the issuance of a subsidiary’s stock as a capital transaction. The difference between the book value of the shares issued and the amount contributed by the noncontrolling interest holder or third party is recorded as additional paid-in capital.

x) Earnings per Share:

Earnings per share are computed by dividing net controlling income by the average weighted number of shares outstanding during the period.

Note 5. Acquisitions.

The Company made certain business acquisitions that were recorded using the purchase method. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the business, as disclosed below. Therefore, the consolidated income statements and the consolidated balance sheets are not comparable with previous periods.

i) In February, 2009, the Company along with The Coca-Cola Company completed the acquisition of certain assets of the Brisa bottled water business in Colombia. This acquisition was made so as to strengthen the Company position in the local water business in Colombia. The Brisa bottled water business was previously owned by a subsidiary of SABMiller. The terms of the transaction called for an initial purchase price of $92, of which $46 was paid by the Company and $46 by The Coca-Cola Company. The Brisa brand and certain other intangible assets were acquired by The Coca-Cola Company, while production related property and equipment and inventory was acquired by the Company. The Company also acquired the distribution rights over Brisa products in its Colombian territory. In addition to the initial purchase price, contingent purchase consideration also existed related to the net revenues of the Brisa bottled water business subsequent to the acquisition. The total purchase price incurred by the Company was Ps. 730, consisting of Ps. 717 in cash payments, and accrued liabilities of Ps. 13. Transaction related costs were expensed by the Company as incurred as required by Mexican FRS. Following a transition period, Brisa was included in operating results beginning June 1, 2009. The estimated fair value of the Brisa net assets acquired by the Company is as follows:

Production related property and equipment, at fair value	Ps. 95
Distribution rights, at relative fair value, with an indefinite life	635
Net assets acquired / purchase price	Ps. 730

The results of operation of Brisa for the period from the acquisition through December 31, 2009 were not material to the Company´s consolidated results of operations.

ii) In July 2008, the Company acquired certain assets of the Agua de Los Angeles business, which sells and distributes water in the Valley of Mexico, for Ps. 206, net of cash received. This acquisition was made so as to strengthen the Company position in the local water business in Mexico, through the merger with our jug water business under the Ciel brand. Based on the purchase price allocation, the Company identified intangible assets with indefinite life of Ps. 18 consisting of distribution rights and intangible assets of definite life of Ps. 15 consisting of a non-compete right, amortizable in the following five years.

iii) In May 2008, the Company concluded the acquisition of 100% of the voting shares of Refrigerantes Minas Gerais Ltda., “REMIL,” in Brazil from The Coca-Cola Company for a total of Ps. 3,059 net of cash received, assuming liabilities for Ps. 1,966. The Company had an additional account payable to The Coca-Cola Company of Ps. 574 which was considered a component of the Ps. 3,633 purchase price. The Company identified intangible assets with indefinite lives consisting of distribution rights based on the purchase price allocation of Ps. 2,242. Total cash included in REMIL as of the date of acquisition was Ps. 220. This acquisition was made so as to strengthen the Company position in the local soft drinks business in Brazil.

The estimated fair value of the REMIL net assets acquired by the Company is as follows:

Total current assets	Ps. 881
Total long-term assets, mainly property and equipment	1,902
Distribution rights	2,242
Total current liabilities	(1,152)
Total long-term liabilities	(814)
Net assets acquired	Ps. 3,059

The condensed income statement of REMIL for the seven-month period from June 1 to December 31, 2008 is as follows:

Income Statement
Total revenues	Ps. 3,169
Income from operations	334
Loss before taxes	(10)
Net loss	Ps. (45)

iv) In January 2008, a reorganization of the Colombian operations occurred by way of a spin-off of the previous non controlling interest shareholders. The total amount paid to the non controlling interest shareholders for the buy-out was Ps. 213.

v) In November 2007, Administración S.A.P.I. de C.V. (“Administración SAPI”), a Mexican joint operation 50%-owned by the Company and 50%-owned by The Coca-Cola Company, purchased 58,350,908 shares in Jugos del Valle, S.A.B. de C.V. (currently Jugos del Valle, S.A.P.I. de C.V.) (“Jugos del Valle”) to acquire a 100% equity interest in Jugos del Valle. Administración SAPI paid Ps. 4,020 for Jugos del Valle and assumed liabilities of Ps. 934.

Subsequent to the initial acquisition of Jugos del Valle by Administración SAPI, the Company offered to sell approximately 30% of its interest in Administración SAPI to Coca-Cola bottlers in Mexico. During 2008, the Company recorded investment in shares of 19.8% of the capital stock of Administración SAPI which represents the Company’s remaining investment after the sale of its 30.2% holding in Administración SAPI to other

Coca-Cola bottlers. After this, Administración SAPI merged with Jugos del Valle being the surviving entity, subsisting Jugos del Valle.

vi) In November, 2007, the Company’s Argentine subsidiary reached a binding agreement to acquire all outstanding shares of Complejo Industrial Can, S.A. (“CICAN”) in a transaction valued at Ps. 51. CICAN manufactures packaging for various brands of soft drinks.

vii) Unaudited Pro Forma Financial Data.

The results of operations of Brisa for both the years ended December 31, 2009 and 2008 were not material to the Company’s consolidated results of operations for those periods. Accordingly, pro forma 2009 and 2008 financial data considering the acquisition of Brisa as of January 1, 2008 has not been presented herein.

The following unaudited consolidated pro forma financial data represent the Company’s historical financial statements, adjusted to give effect to (i) the acquisition of REMIL mentioned in the preceding paragraphs; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired Company.

The unaudited pro forma adjustments assume that the acquisition was made at the beginning of the year immediately preceding the year of acquisition and are based upon available information and other assumptions that management considers reasonable. The pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been, had the transactions in fact occurred at the beginning of each year, nor are they intended to predict the Company’s future results of operations.

	Unaudited pro forma consolidated financial data for the years ended December 31

	2008	2007
Total revenues	Ps. 84,920	Ps. 73,890
Income before taxes	8,835	10,976
Net income	6,210	7,457
Earnings per share	3.24	3.93

Note 6. Accounts Receivable, net.

	2009	2008
Trade receivables	Ps. 4,253	Ps. 3,339
Short-term trade customer notes receivable	234	200
Allowance for doubtful accounts	(215)	(185)
The Coca-Cola Company (related party) (Note 13)	1,034	959
Jugos del Valle(1) (Formerly Administracion S.A.P.I.)
(related party) (Note 13)	2	368
FEMSA and subsidiaries (Note 13)	228	143
Other related parties (Note 13)	-	12
Other	395	404
	Ps. 5,931	Ps. 5,240
(1) Includes funds provided for the working capital of Jugos del Valle.

The changes in the allowance for doubtful accounts are as follows:

	2009	2008	2007
Opening balance	Ps. 185	Ps. 152	Ps. 145
Allowance for the year	78	184	33
Charges and write-offs of uncollectible accounts	(73)	(150)	(3)
Restatement of beginning balance in inflationary economies	25	(1)	(23)
Ending balance	Ps. 215	Ps. 185	Ps. 152

Note 7. Inventories, net.

	2009	2008
Finished products	Ps. 1,638	Ps. 1,250
Raw materials	2,103	2,127
Spare parts	547	404
Packing material	138	84
Inventories in transit	381	376
Allowance for obsolescence	(102)	(72)
Other	297	144
	Ps. 5,002	Ps. 4,313

Note 8. Other Current Assets.

	2009	2008
Advertising and deferred promotional expenses	Ps. 190	Ps. 209
Derivative financial instruments (Note 19)	26	407
Restricted cash (Note 4 e)	214	391
Prepaid insurance	16	26
Prepaid expenses	16	28
Advance for services	142	93
Assets availabe for sale	325	-
Other	261	151
	Ps. 1,190	Ps. 1,305

Advertising and deferred promotional expenses recorded in the consolidated income statements for the years ended December 31, 2009, 2008 and 2007 amounted to Ps. 3,278, Ps. 2,376 and Ps. 2,034, respectively.

Note 9. Investment in Shares.

Investee	Ownership%	2009	2008
Industria Envasadora de Queretaro, S.A. de C.V.(“IEQSA”)(1)(3)	13.5%	Ps. 78	Ps. 112
Jugos del Valle, S.A.P.I. de C.V.(1)(3) (Note 5)	19.8%	1,162	1,101
KSP Partiçipações, LTDA(1)	38.7%	88	62
Sucos del Valle do Brasil, LTDA(3)	19.9%	325	-
Mais Industria de Alimentos, LTDA(3)	19.9%	289	-
Holdfab Partiçipações, LTDA(1)(3)	33.1%	-	359
Estancia Hidromineral Itabirito, LTDA(1)	50.0%	76	-
Industria Mexicana de Reciclaje, S.A. de C.V.(1)	35.0%	76	79
Compañía de Servicios de Bebidas Refrescantes S.A. de C.V.
(“Salesko”)(1)	26.0%	-	7
Beta San Miguel, S.A. de C.V. (“Beta San Miguel”)(2)	2.6%	69	69
Other	Various	7	8
		Ps. 2,170	Ps. 1,797
Accounting method:
(1) Equity method. The date of the financial statements of the investees used to account for the equity method is December 2009 and
(2) Acquisition cost.
(3) The Company has significant influence due to the fact that it has representation on the board and the operating decisions of the investee.

During the year ended December 31, 2009, Holdfab Partiçipações, LTDA restructured its operations resulting in the spin-off of two separate companies, Sucos del Valle do Brasil, LTDA and Mais Industria de Alimentos, LTDA, which the Company now owns 19.9% of each.

The Company recognized other income of Ps. 4 regarding to its interest in Jugos del Valle which is accounted for using the equity method.

The following is relevant financial information from Jugos del Valle as of December 31, 2009 and 2008.

	2009	2008
Total assets	Ps. 6,961	Ps. 7,109
Total liabilities	1,092	1,551
Total stockholders’ equity	5,869	5,558

	2009	2008
Total revenues	Ps. 5,052	Ps. 3,991
Income before taxes	59	265
Net income before discontinuing operations	7	124
Discontinuing operations	11	271
Net income	18	395

Note 10. Property, Plant and Equipment, net.

	2009	2008
Land	Ps. 3,661	Ps. 3,546
Buildings, machinery and equipment	40,712	37,389
Accumulated depreciation	(21,193)	(18,966)
Refrigeration equipment	9,180	7,756
Accumulated depreciation	(6,016)	(5,336)
Returnable bottles and cases	2,580	2,117
Accumulated depreciation	(666)	(495)
Strategic spare parts	527	400
Accumulated depreciation	(195)	(101)
Construction in progress (See Note 4h)	2,364	1,532
Long-lived assets stated at net realizable value	288	394
	Ps. 31,242	Ps. 28,236

Depreciation of property, plant and equipment for the years ended as of December 31, 2009, 2008 and 2007 was Ps. 3,472 Ps. 3,022 and Ps. 2,586, respectively.

The Company has identified certain long-lived assets that are not strategic to its current or future business and are not being used. Such assets are comprised of land, buildings and equipment, in accordance with an approved program for the disposal of certain investments. These long-lived assets have been recorded at their estimated net realizable value without exceeding their acquisition cost, as shown below by location:

	2009	2008
Mexico	Ps. -	Ps. 276
Brazil	23	18
Venezuela	265	100
	288	394
Land	23	97
Buildings, machinery and equipment	265	297
	Ps. 288	Ps. 394

As a result of selling certain long-lived assets, the Company recognized losses, of Ps. 187, Ps. 170 and Ps. 169 for the years ended December 31, 2009, 2008 and 2007, respectively.

The estimated total amount of the construction projects in process is Ps. 2,993, which is expected to be completed within a period not exceeding one year. At December 31, 2009 there are no commitments acquired for these projects.

During 2009 the Company capitalized Ps. 55 in comprehensive financing costs in relation to Ps. 845 in qualifying assets. Amounts were capitalized assuming an annual capitalization rate of 7.2% and an estimated life of the qualifying assets of seven years. For the years ended December 31, 2009, 2008 and 2007 the comprehensive financing result is analyzed as follows:

	2009	2008	2007
Comprehensive financing result	Ps. 1,428	Ps. 3,552	Ps. 345
Amount capitalized	55	-	-
Net amount in income statements	Ps. 1,373	Ps. 3,552	Ps. 345

Note 11. Intangible Assets, net.

	2009	2008
Unamortized intangible assets:
Rights to produce and distribute Coca-Cola trademark products in the territories of:
Mexico, Central America(1) , Venezuela, Colombia and Brazil	Ps. 45,326	Ps. 44,037
Argentina, Buenos Aires	297	313
Mexico, Tapachula, Chiapas	132	132
Costa Rica, Compañía Latinoamericana de Bebidas	133	136
Argentina (CICAN) (Note 5)	14	14
Mexico (Agua de los Angeles) (Note 5)	18	18
Brazil (REMIL) (Note 5)	2,905	2,242
Colombia (Brisa) (Note 5)	695	-
Amortized intangible assets:
Systems in development costs	1,188	333
Cost of systems implementation, net	179	214
Other	11	14
	Ps. 50,898	Ps. 47,453
(1) Includes Guatemala, Nicaragua, Costa Rica and Panama.

The changes in the carrying amount of unamortized intangible assets are as follows:

	2009	2008	2007
Beginning balance	Ps. 46,892	Ps. 42,225	Ps. 40,838
Acquisitions	695	2,260	12
Translation adjustment of foreign currency
denominated intangible assets	1,933	2,407	1,375
Ending balance	Ps. 49,520	Ps. 46,892	Ps. 42,225

Research expenses charged to operating results for the year ended as of December 31, 2007 were Ps. 165. During the years ended as of December 31, 2009 and 2008, there was no research expenses charged to operating results.

The changes in the carrying amount of amortized intangible assets are as follows:

	Investments Accumulated at the Beginning of the Year	Additions	Amortization Accumulated at the Beginning of the Year	For the Year	Net	Estimated Amortization Per Year
2009
Systems in development costs	Ps. 333	Ps. 855	Ps. -	Ps. -	Ps. 1,188	Ps. 170
Cost of systems implementation, net	558	136	(344)	(171)	179	18
Other	15	-	(1)	(3)	11	3
2008
Systems in development costs	Ps. -	Ps. 333	-	Ps. -	Ps. 333	Ps. -
Cost of systems implementation, net	482	76	Ps. (249)	(95)	214	107
Other	-	15	-	(1)	14	-
2007
Cost of systems implementation, net	Ps. 408	Ps. 74	Ps. (182)	Ps. (67)	Ps. 233	Ps. 70

The estimated amortization of future year of intangible assets with defined useful lives is as follows:

	2010	2011	2012	2013	2014
Systems amortization	Ps. 254	Ps. 223	Ps. 193	Ps. 164	Ps. 159
Others	3	3	3	2	-

Note 12. Other Assets.

	2009	2008
Agreements with customers, net (Note 4i)	Ps. 260	Ps. 146
Leasehold improvements, net	59	44
Long-term accounts receivable	16	15
Derivative financial instruments (Note 19)	1	4
Loan fees, net	7	10
Long-term prepaid advertising expenses	106	82
Tax credits	-	186
Guarantee deposits	854	160
Prepaid bonuses	86	91
Other	304	496
	Ps. 1,693	Ps. 1,234

Note 13. Balances and Transactions with Related Parties and Affiliated Companies.

On January 1, 2007, NIF C-13, “Related Parties,” came into effect. This standard broadens the concept of “related parties” to include: a) the overall business in which the reporting entity participates; b) close family members of key officers; and c) any fund created in connection with a labor related compensation plan. Additionally, NIF C-13 requires that entities provide comparative disclosures of their intercompany balances and transactions in the notes to the financial statements.

The consolidated balance sheets and income statements include the following balances and transactions with related parties and affiliated companies:

Balances	2009	2008
Assets (included in accounts receivable)
FEMSA and subsidiaries	Ps. 157	Ps. 143
The Coca-Cola Company	1,034	959
Others	7	380
	Ps. 1,198	Ps. 1,482
Liabilities (included in suppliers and other liabilities and loans)
FEMSA and subsidiaries	Ps. 534	Ps. 1,803
The Coca-Cola Company	2,405	2,659
BBVA Bancomer, S.A.(1)	1,000	1,000
Banco Nacional de Mexico, S.A.(1)	500	500
Other	344	230
	Ps. 4,783	Ps. 6,192

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2009, 2008 and 2007, there was no expense resulting from the uncollectibility of balances due from related parties.

Transactions	2009	2008	2007
Income:
Sales to affiliated parties	Ps. 1,300	Ps. 1,068	Ps. 863
Expenses:
Purchases of raw material, beer, assets and operating
expenses with FEMSA and subsidiaries	5,941	5,010	4,184
Purchases of concentrate from The Coca-Cola Company	16,863	13,518	12,239
Advertisement expenses refunded to The Coca-Cola Company	780	931	940
Purchases of sugar from Beta San Miguel	713	687	845
Purchase of sugar, cans and caps from Promotora Mexicana
de Embotelladores, S.A. de C.V.	783	525	723
Purchases from Jugos del Valle	1,044	863	-
Purchase of canned products from IEQSA and CICAN(2)	208	333	518
Interest paid to The Coca-Cola Company	25	27	29
Purchase of plastic bottles from Embotelladora del Atlántico, S.A.
(formerly Complejo Industrial Pet, S.A.)	54	42	37
Interest expenses related to debt with BBVA Bancomer, S.A.(1)	65	86	92
Interest expenses related to debt with Banco Nacional de
Mexico, S.A.(1)	33	43	47
Donations to Instituto Tecnologico y de Estudios Superiores
de Monterrey, A.C.(1)	38	24	39
Insurance premiums for policies with Grupo Nacional
Provincial, S.A.B.(1)	39	32	-
Other expenses with related parties	17	15	5

(1) One or more members of the Board of Directors or senior management of the Company are also members of the Board of Directors senior management of the counterparties to
these transactions.
(2) In November 2007, the Company acquired all outstanding shares of CICAN (Note 5).

The benefits and aggregate compensation paid to executive officers and senior management of the Company were as follows:

	2009	2008	2007
Short- and long-term benefits paid	Ps. 762	Ps. 665	Ps. 584
Severance indemnities	41	10	8

Note 14. Balances and Transactions in Foreign Currencies.

In accordance with NIF B-15, assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different than the recording, functional or reporting currency of each reporting unit. As of the end of December 31, 2009 and 2008, assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos are as follows:

		2009			2008
Balances	U.S. Dollars	Euros	Total	U.S. Dollars	Euros	Total
Assets
Short-term	Ps. 5,234	Ps. -	Ps. 5,234	Ps. 2,759	Ps. -	Ps. 2,759
Long-term	17	-	17	32	-	32
Liabilities
Short-term	1,392	17	1,409	5,316	10	5,326
Long-term	2,877	-	2,877	2,944	-	2,944

Transactions	U.S. Dollars	Euros	Total	U.S. Dollars	Euros	Total
Revenues	Ps. 571	Ps. -	Ps. 571	Ps. 418	Ps. -	Ps. 418
Expenses:
Purchases of raw materials	Ps. 6,907	Ps. -	Ps. 6,907	Ps. 6,354	Ps. -	Ps. 6,354
Interest expense	148	-	148	238	-	238
Assets acquisitions	173	-	173	530	39	569
Other	682	-	682	400	-	400
	Ps. 7,910	Ps. -	Ps. 7,910	Ps. 7,522	Ps. 39	Ps. 7,561

As of June 9, 2010, the exchange rate published by “Banco de México” was Ps. 12.9288 Mexican pesos per one U.S. Dollar, and the foreign currency position was similar to that as of December 31, 2009.

Note 15. Labor Liabilities.

The Company has various labor liabilities in connection with pension, seniority and severance benefits. Benefits vary depending upon country.

a) Assumptions:

The Company annually evaluates the reasonableness of the assumptions used in its labor liability computations. Actuarial calculations for the liability for pension and retirement plans, seniority premiums and severance indemnities, as well as the net cost of labor obligations for the period, were determined using the following long-term assumptions:

	2009	2009	2008	2008	2007
		Nominal		Nominal
	Real rates for	rates for	Real rates for	rates for	Real
	inflationary	noninflationary	inflationary	noninflationary	rates for
	countries	countries	countries	countries	all countries
Annual discount rate	1.5% - 3.0%	6.5% - 9.8%	4.5%	8.2%	4.5%
Salary increase	1.5%	4.5% - 8.0%	1.5%	5.1%	1.5%
Estimated return on plan assets	1.5% - 3.0%	8.2% - 9.8%	4.5%	11.3%	4.5%

The long-term rate of return associated with the return on assets percentages shown above were determined based on an historical analysis of average returns in real terms for the last 30 years of Mexican Federal Government Treasury Bond (known as CETES in Mexico) and in the case of investments in foreign markets, the performance of the treasury bill of the country in question, as well as the expected long-term yields of the Company’s current pension plan investment portfolio.

Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans	Seniority Premiums	Severance Indemnities

2010	Ps. 43	Ps. 6	Ps. 80
2011	37	5	71
2012	37	5	67
2013	41	6	64
2014	37	6	62
2015 to 2020	323	46	272

b) Balances of the Liabilities:

	2009	2008
Pension and retirement plans:
Vested benefit obligation	Ps. 518	Ps. 434
Non-vested benefit obligation	509	496
Accumulated benefit obligation	1,027	930
Projected benefit obligation	1,424	1,351
Pension plan funds at fair value	(727)	(517)
Unfunded projected benefit obligation	697	834
Unrecognized past services	(209)	(219)
Unamortized actuarial net loss	211	8
Total	Ps. 699	Ps. 623
Seniority premiums:
Vested benefit obligation for personnel with more than 15 years seniority	2	2
Non-vested benefit obligation for personnel with less than 15 years seniority	52	48
Accumulated benefit obligation	54	50
Unfunded projected benefit obligation	85	79
Unrecognized actuarial net loss	(12)	(16)
Total	Ps. 73	Ps. 63
Severance indemnities:
Accumulated benefit obligation	358	328
Projected benefit obligation	426	392
Unrecognized net transition obligation	(109)	(142)
Total	317	250
Total labor liabilities	Ps. 1,089	Ps. 936

Accumulated actuarial gains and losses are generated by differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the year.

c) Trust Assets:

Trust assets consist of fixed and variable-return financial instruments recorded at market value. Trust assets are invested as follows:

Type of instrument	2009	2008
Fixed Return:
Traded securities	3%	6%
Bank instruments	3%	4%
Federal government instruments	81%	80%
Variable Return:
Publicly-traded shares	13%	10%
	100%	100%

The Company has a policy of maintaining at least 30% of trust assets in Mexican Federal government instruments. Objective portfolio guidelines have been established for the remaining percentage, and investment decisions are made to comply with those guidelines to the extent that market conditions and available funds allow.

The amounts of securities of the Company and related parties included in plan assets are as follows:

	2009	2008
Portfolio:
Coca-Cola FEMSA, S.A.B. de C.V.	Ps. 2	Ps. -
Grupo Industrial Bimbo, S.A.B. de C.V.	2	-
FEMSA, S.A.B. de C.V.	-	2

During the years ended December 31, 2009, 2008 and 2007, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year.

d) Net Cost for the Year:

	2009	2008	2007
Pension and retirement plans:
Service cost	Ps. 88	Ps. 78	Ps. 69
Interest cost	115	97	48
Expected return on trust assets	(51)	(54)	(21)
Amortization of unrecognized transition obligation loss (gain)	1	(2)	-
Amortization of net actuarial loss	11	10	9
	164	129	105
Seniority premiums:
Service cost	11	11	10
Interest cost	6	6	3
Actuarial loss recognized in other expenses	-	17	-
Amortization of net actuarial loss	-	1	2
	17	35	15
Severance indemnities:
Service cost	47	57	28
Interest cost	26	32	11
Actuarial loss recognized in other expenses	-	143	-
Amortization of unrecognized transition obligation	36	37	14
Amortization of net actuarial loss	23	17	5
	132	286	58
	Ps. 313	Ps. 450	Ps. 178

e) Changes in the Balance of the Obligations:

	2009	2008
Pension and retirement plans:
Initial balance	Ps. 1,351	Ps. 1,188
Service cost	88	78
Interest cost	115	97
Actuarial (gain) loss	(147)	12
Foreign exchange rate valuation loss	103	40
Benefits paid	(86)	(64)
Ending balance	1,424	1,351
Seniority premiums:
Initial balance	79	77
Service cost	11	11
Interest cost	6	6
Actuarial gain	(4)	(8)
Benefits paid	(7)	(7)
Ending balance	85	79
Severance indemnities:
Initial balance	392	308
Service cost	47	57
Interest cost	26	32
Actuarial loss	24	64
Benefits paid	(63)	(69)
Ending balance	426	392

f) Changes in the Balance of the Trust Assets:

	2009	2008
Pension and retirement plans:
Initial balance	Ps. 517	Ps. 566
Actual return on trust assets	108	(28)
Employer contributions	-	-
Foreign exchange rate valuation loss (gain)	110	(19)
Benefits paid	(8)	(2)
Ending balance	Ps. 727	Ps. 517

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

In addition, the Company provides a defined contribution plan of share compensation to certain key executives, consisting of an annual cash bonus to purchase FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 20% per year. The 50% of Coca-Cola FEMSA’s annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options. As of December 31, 2009, 2008 and 2007, no options have been granted to employees.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded to income from operations and are paid in cash the following year. During the years ended December 31, 2009, 2008 and 2007, the bonus expense recorded amounted to Ps. 630, Ps.525 and Ps.526, respectively.

Note 17. Bank Loans and Notes Payable.

	At December 31, 2009
							Carrying	December
	2010	2011	2012	2013	2014	Thereafter	Value	2008
Short-term debt:
Argentine pesos
Bank loans	Ps. 1,179	Ps. -	Ps. -	Ps. -	Ps. -	Ps. -	Ps. 1,179	Ps. 816
Interest rate(1)	20.7%	-	-	-	-	-	20.7%	19.6%
Colombian pesos
Bank loans	496	-	-	-	-	-	496	797
Interest rate(1)	4.9%	-	-	-	-	-	4.9%	14.9%
Venezuelan Bolivars
Bank loans	741	-	-	-	-	-	741	365
Interest rate(1)	18.1%	-	-	-	-	-	18.1%	22.2%
Brazilian Reais
Notes payable	-	-	-	-	-	-	-	21
Interest rate(1)	-	-	-	-	-	-	-	(Various)
U.S. dollars
Notes payable	-	-	-	-	-	-	-	4
Interest rate(1)	-	-	-	-	-	-	-	7.0%
Subtotal	Ps. 2,416	-	-	-	-	-	Ps. 2,416	Ps. 2,003
Long-term debt:
Fixed rate debt:
U.S. dollars
Senior notes	-	-	-	-	-	-	-	Ps. 3,605
Interest rate(1)	-	-	-	-	-	-	-	7.3%
Capital leases	11	4	-	-	-	-	15	26
Interest rate(1)	3.8%	3.8%	-	-	-	-	3.8%	3.8%
Mexican pesos
Domestic Senior Notes
(Certificados Bursatiles)(2)	1,000	-	-	-	-	-	1,000	1,500
Interest rate(1)	10.4%	-	-	-	-	-	10.4%	10.2%
Argentine pesos
Bank loans	-	69	-	-	-	-	69	-
Interest rate(1)	-	20.6%	-	-	-	-	20.6%	-
Variable rate debt:
U.S. dollars
Bank loans	-	-	849	2,024	-	-	2,873	2,978
Interest rate(1)	-	-	0.5%	0.5%	-	-	0.5%	3.3%
Mexican pesos
Bank loans	-	-	66	267	1,392	2,825	4,550	4,550
Interest rate(1)	-	-	5.1%	5.1%	5.2%	5.1%	5.2%	9.0%
Domestic senior notes
(Certificados bursatiles)(2)	2,000	-	3,000	-	-	-	5,000	3,000
Interest rate(1)	5.5%	-	4.9%	-	-	-	5.1%	8.7%
Colombian pesos
Bank loans	-	-	-	-	-	-	-	905
Interest rate(1)	-	-	-	-	-	-	-	15.4%
U.S. dollars
Notes payable	-	-	-	-	-	-	-	4
Interest rate(1)	-	-	-	-	-	-	-	7.0%
Brazilian Reais
Notes payable	-	2	-	-	-	-	2	3
Interest rate(1)	-	(Various)	-	-	-	-	(Various)	(Various)
Long term debt	3,011	75	3,915	2,291	1,392	2,825	13,509	16,571
Current portion of long
term debt	3,011	-	-	-	-	-	3,011	4,116
Total long term debt	Ps. -	Ps. 75	Ps. 3,915	Ps. 2,291	Ps. 1,392	Ps. 2,825	Ps. 10,498	Ps. 12,455
(1) Weighted average annual rate.

The Company has received financing from a number of institutional lenders. Such debt has different restrictions and covenants that mainly consist of maximum leverage ratios. As of the date of these consolidated financial statements, the Company was in compliance with all the restrictions and covenants contained in its financing agreements.

(2)Domestic Senior Notes (Certificados Bursatiles). During 2003, the Company established a program for the issuance of the following certificados bursatiles in the Mexican stock exchange:

Issue	Date	Maturity		Amount Rate
2003	2010	Ps.	1,000	10.40% Fixed

The 2003 certificados bursatiles contain restrictions on the incurrence of liens and accelerate upon the occurrence of an event of default, including a change of control, which is defined as the failure of The Coca-Cola Company to hold at least 25% of our capital stock with voting rights. These certificados bursatiles matured on April 16, 2010.

During March 2007, the Company established a new program and subsequently issued the following certificados bursatiles in the Mexican stock exchange:

Issue	Date	Maturity		Amount Rate
2007	2012	Ps.	3,000	28-day TIIE(1) – 6 bps
2009	2010	Ps.	2,000	28-day TIIE(1) + 80 bps
(1) TIIE means the Tasa de Interes Interbancaria de Equilibrio (the Equilibrium Interbank Interest Rate).

Note 18. Other Expenses.

	2009	2008	2007
Employee profit sharing (see Note 4r)	Ps. 792	Ps. 664	Ps. 300
Loss on sale of fixed assets	187	170	186
Provision of contingencies from past acquisitions	152	174	193
Brazil tax amnesty (see Note 23a)	(311)	-	-
Severance payments	113	169	53
Amortization of unrecognized actuarial loss, net (see Note 2i)	-	137	-
Equity method in earnings affiliated companies	(142)	(104)	(13)
Vacation provision	236	-	-
Loss on the retirement of long-lived assets	124	372	-
Other	298	249	(17)
Total	Ps. 1,449	Ps. 1,831	Ps. 702

Note 19. Fair Value of Financial Instruments.

The Company uses a three-level fair value hierarchy to prioritize the inputs used to measure the fair value of its financial instruments. The three input levels are described as follows:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has access to at the measurement date.

• Level 2: inputs that are observable for the assets or liability, either directly or indirectly, but that are not the quoted prices included in level 1 • Level 3: unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value when observable inputs are not available, which allows for fair value valuations even when there is little, if any, market activity for the asset or liability at the measurement date.

The Company measures the fair value of its financial assets and liabilities classified as level 2, using the income approach methodology, which estimates fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value as of December 31, 2009 and December 2008:

	2009		2008
	Level 1	Level 2	Level 1	Level 2
Pension plan trust assets (Note 15)	Ps. 727	Ps. -	Ps. 517	Ps. -
Derivative financial instruments asset (Note 4u)	-	27	-	411
Derivative financial instruments (liability) (Note 4u)	-	(519)	-	(1,170)
Marketable securities (Note 4b)	Ps. 2,113	Ps. -	Ps. -	Ps. -

The Company has no inputs classified as level 3 for fair value measurement.

a) Total Debt:

The fair value of bank and syndicated loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities. The fair value of notes is based on quoted market prices as of December 31.

	2009	2008
Carrying value	Ps. 15,925	Ps. 18,574
Fair value	15,334	18,251

b) Interest Rate Swaps:

The Company uses interest rate swaps to offset the interest rate risk associated with its borrowings. Through these swaps the Company pays amounts based on a fixed rate and receives amounts based on a floating rate. These instruments have been designated as cash flow hedges and are recognized in the consolidated balance sheet at their estimated fair value. The fair value is estimated using market prices that would apply to terminate the contracts at the end of the period. Changes in fair value are recorded in cumulative other comprehensive income until such time as the hedged amount is recorded in earnings.

At December 31, 2009, the Company has the following outstanding interest rate swap agreements:

		Fair Value
	Notional	Asset
Maturity Date	Amount	(Liability)
2010	Ps. 150	Ps. (2)
2012	2,449	(92)
2013	3,336	(14)
2014	575	3
2015 to 2018	1,963	(28)

A portion of certain interest rate swaps do not meet the criteria for hedge accounting; consequently, changes in the estimated fair value of their ineffective portions were recorded as part of the comprehensive financing result under the caption “market value gain/loss on ineffective portion of derivative financial instruments”.

The net effect of expired contracts treated as hedges is recognized as interest expense as part of the comprehensive financing result.

c) Forward Agreements to Purchase Foreign Currency:

The Company has entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies.

These instruments are recognized in the consolidated balance sheet at their estimated fair value which is determined based on prevailing market exchange rates to end the contracts at the end of the period. Changes in the fair value of these forwards are recorded as part of cumulative other comprehensive income. Net gain/loss on expired contracts is recognized as part of foreign exchange.

Net changes in the fair value of forward agreements that do not meet hedging criteria for hedge accounting are recorded in the consolidated results of operations as part of the comprehensive financing result. The net effect of expired contracts that do not meet the criteria for hedge accounting is recognized in the income statement under the caption “market value gain/loss on the ineffective portion of derivative financial instruments”.

d) Cross-Currency Swaps:

The Company has contracted a number of cross-currency swaps to reduce its exposure to exchange rate and interest rate fluctuations associated with its borrowings denominated in U.S. dollars and other foreign currencies. These instruments are recognized in the consolidated balance sheet at their estimated fair value which is estimated using market prices that would apply to terminate the contracts at the end of the period. Those contracts do not meet the criteria for hedge accounting; consequently, changes in the fair value were recorded in the income statement under the caption “market value gain/loss on the ineffective portion of derivative financial instruments” as part of the consolidated results.

At December 31, 2009, the Company had the following outstanding cross currency swap agreements:

Asset
	Notional	Fair Value
Maturity Date	Amount	(Liability)
2011	Ps. 1,567	Ps. (248)
2012	457	(106)

e) Commodity Price Contracts:

The Company has entered into various commodity price contracts to reduce its exposure to the risk of fluctuation in the price of certain raw material. The fair value is estimated based on the market valuations to the end of the contracts at the closing date of the period. Changes in the fair value were recorded as part of cumulative other comprehensive income.

Net changes in the fair value of current and expired commodity price contracts were recorded as part of the cost of goods sold.

f) Embedded Derivative Financial Instruments:

The Company has determined that its leasing contracts denominated in U.S. dollars host embedded derivative financial instruments. The fair value is estimated based on formal technical models. Changes in fair value of these instruments were recorded as part of the comprehensive financing result under the caption of “market value gain/loss on the ineffective portion of derivative financial instruments”.

g) Fair Value of Derivative Instruments that Met Hedging Criteria:

Derivatives designated as hedging instruments	2009	2008	2007
CASH FLOW HEDGES:
Assets (Liabilities):
Interest rate swaps	Ps. (133)	Ps. (49)	Ps. (17)
Commodity price contracts	133(1)	(68)(1)	24(1)
(1) Commodity Price Contracts with maturity dates ending in 2010 and 2013.

h) Net Effects of Expired Contracts that Met Hedging Criteria:

	Impact in Income
Types of derivatives	Statement	2009	2008	2007
Interest rate swaps	Interest expense	Ps. 46	Ps. 26	Ps. 127
Cross-currency swaps	Foreign exchange/Interest expense	-	(26)	-
Commodity price contracts	Cost of goods sold	(247)	(2)	45

i) Net Effect of Changes in Fair Value of Derivative Financial Instruments that Did Not Meet the Hedging Criteria for Accounting Purposes:

Types of derivatives	Impact in Income Statement	2009	2008	2007
Forward agreements to purchase foreign currency	Market value gain/loss on	Ps. 63	Ps. 706	Ps. (22)
Interest rate swaps	ineffective portion of	-	(24)	(34)
Cross-currency swaps	derivative financial instruments	(220)	538	(10)

j) Net Effect of Expired Contracts that Did Not Meet the Hedging Criteria for Accounting Purposes:

	Impact in Income
Types of derivatives	Statement	2009	2008	2007
Embedded derivative financial instruments	Market value gain/loss on ineffective portion of derivative financial	Ps. (12)	53	8
Cross-currency swaps	instruments	51	(314)	(56)

Note 20. Noncontrolling Interest in Consolidated Subsidiaries.

Coca-Cola FEMSA’s noncontrolling interest in its consolidated subsidiaries for the years ended December 31, 2009 and 2008 is as follows:

	2009	2008
Mexico	Ps. 1,908	Ps. 1,417
Colombia	25	20
Brazil	363	266
	Ps. 2,296	Ps. 1,703

Note 21. Shareholders’ Equity.

As of December 31, 2009 and 2008, the capital stock of Coca-Cola FEMSA is represented by 1,846,530,201 common shares, with no par value. Fixed capital stock is Ps. 821 (nominal value) and variable capital is unlimited.

The characteristics of the common shares are as follows:

• Series “A” and series “D” shares are ordinary, have unlimited voting rights, are subject to transfer restrictions, and at all times must represent a minimum of 75% of subscribed capital stock;

• Series “A” shares may only be acquired by Mexican individuals and may not represent less than 51% of the ordinary shares.

• Series “D” shares have no foreign ownership restrictions and may not represent more than 49% of the ordinary shares.

• Series “L” shares have no foreign ownership restrictions and have limited voting rights and other corporate rights.

As of December 31, 2009 and 2008, the number of each share series representing Coca-Cola FEMSA’s capital stock is comprised as follows:

Series of shares	Thousands of Shares
“A”	992,078
“D”	583,546
“L”	270,906
Total	1,846,530

The restatement of shareholders’ equity for inflation is allocated to each of the various shareholders’ equity accounts, as follows:

	2009
	Historical Value	Restatement	Restated Value
Capital stock	Ps. 821	Ps. 2,295	Ps. 3,116
Additional paid-in capital	9,593	3,627	13,220
Retained earnings from prior years	32,072	6,117	38,189
Net controlling income	7,970	553	8,523
Cumulative other comprehensive income	3,128	-	3,128
	2008
	Historical Value	Restated Restatement Value
Capital stock	Ps. 821	Ps. 2,295	Ps. 3,116
Additional paid-in capital	9,593	3,627	13,220
Retained earnings from prior years	27,935	6,000	33,935
Net controlling interest income	5,481	117	5,598
Cumulative other comprehensive income	44	-	44

The net income of the Company is not currently subject to the legal requirement that 5% thereof be transferred to a legal reserve, since such reserve already equals 20% of capital stock at nominal value. The legal reserve may not be distributed to shareholders during the life of the Company, except as a stock dividend. As of December 31, 2009 and 2008, the legal reserve is Ps. 164 (at nominal values).

Retained earnings and other reserves distributed as dividends, as well as the effects of capital reductions, are subject to income tax at the prevailing tax rate at the time of distribution, except for dividends and capital reductions paid from the Net taxes profits accounts (“CUFIN”) which is where restated shareholder contributions and consolidated taxable income are recorded, or from the Net reinvested taxed profits account (“CUFINRE”), which is where reinvested consolidated taxable income is recorded.

Dividends paid in excess of the CUFIN and CUFINRE are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid or against the income tax and estimated tax payments of the following two years. As of December 31, 2009 and 2008, the Company’s balance of CUFIN is Ps. 2,312 and Ps. 3,346, respectively.

As of December 31, 2009, 2008 and 2007 the dividends paid by the Company are as follows:

Series of shares	2009(1)	2008(2)	2007(3)
“A”	Ps. 722	Ps. 508	Ps. 447
“D”	425	299	263
“L”	197	138	121
Total	Ps. 1,344	Ps. 945	Ps. 831
(1) At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 23, 2009, the shareholders declared a dividend of Ps. 1,344 that was paid in April 2009.
(2) At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on April 8, 2008, the shareholders declared a dividend of Ps. 945 that was paid in May 2008.
(3) At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 27, 2007, the shareholders declared a dividend of Ps. 831 that was paid in May 2007.

Note 22. Net Controlling Income per Share.

This represents the net controlling income on each share of the Company’s capital stock and is computed on the basis of the weighted average number of shares outstanding during the period which was 1,846,530,201 for each of the three years ended December 31, 2009, 2008 and 2007.

Note 23. Taxes.

a) Income Tax:

Income tax is computed on taxable income, which differs from net income for accounting purposes principally due to differences in the book and tax treatment of the comprehensive financing result, the cost of labor liabilities, depreciation and other accounting provisions. The tax loss of a given year may be carried forward and applied against the taxable income of future years.

The difference between the sum of the above amounts and the consolidated income before income tax relates to dividends which are eliminated in the consolidated financial statement of the Company. Such dividends have been remitted on a tax-free basis.

The statutory income tax rates applicable in the countries where the Company operates, the number of years tax loss carry-forwards may be applied and the period open to review by the tax authorities as of December 31, 2009 are as follows:

	Statutory	Expiration	Open Period
	Tax Rate	(Years)	(Years)
Mexico	28%	10	5
Guatemala	31%	N/A	4
Nicaragua	30%	3	4
Costa Rica	30%	3	4
Panama	30%	5	3
Colombia	33%	8	2
Venezuela	34%	3	4
Brazil	34%	Indefinite	6
Argentina	35%	5	5

In Colombia, tax losses may be carried forward for eight years and carry-forwards are limited to 25% of the taxable income of each year. Additionally, the statutory income tax rate in Colombia was decreased from 34% for 2007 to 33% in 2008.

In Brazil, tax losses never expire but they cannot be restated for inflation and are limited to 30% of the taxable income of each year.

During 2009, Brazil adopted a new law providing for certain tax amnesties. The new tax amnesty program offers Brazilian legal entities and individuals an opportunity to pay off their income tax and indirect tax debts under less stringent conditions than would normally apply. The new amnesty program also includes a favorable option under which taxpayers may utilize income tax loss carry-forwards (“NOLs”) when settling certain outstanding income tax and indirect tax debts. The Company decided to participate in the amnesty program allowing it to settle certain previously accrued indirect tax contingencies. The Company de-recognized indirect tax contingency accruals of Ps. 433 (see Note 24), making payments of Ps. 243, recording a credit to other expenses of Ps. 311 (see Note 18), reversing previously recorded Brazil valuation allowances against NOL’s, and recording certain taxes recoverable.

b) Asset tax:

On January 1, 2007, the asset tax in Mexico rate was reduced from 1.8% to 1.25% and the deduction of liabilities in the computation of the asset tax base was disallowed. Effective in 2008, the asset tax was abolished in Mexico and has been replaced by a flate rate business tax (Impuesto Empresarial a Tasa Única, “IETU” - see Note 23c). Asset tax paid in periods prior to the introduction of the IETU can be credited against income tax payable in the period, provided that income tax exceeds IETU for the same period, and only up to an amount equal to 10% of the lesser asset tax paid for 2007, 2006 or 2005.

Guatemala, Nicaragua, Colombia and Argentina also have minimum taxes that are determined primarily on a percentage of assets. Under certain conditions, payments made for these minimum taxes are recoverable in future years.

c) Flat-Rate Business Tax (“IETU”):

Effective in 2008, IETU came into effect in Mexico and replaced Asset Tax. IETU essentially work as a minimum corporate income tax, except that amounts paid cannot be creditable against future income tax payments. The payable tax for a taxpayer in a given year is the higher of IETU or income tax computed under the Mexican income tax law. Both individuals and corporations are subject to IETU as well as permanent establishments of foreign entities in Mexico. The IETU rate for 2008 and 2009 is 16.5% and 17.0%, respectively and shall be 17.5% beginning in 2010. IETU is computed on a cash-flow basis, which means the tax base is equal to cash proceeds, less certain deductions and credits. In the case of export sales, where cash on the receivable has not been collected within 12 months, income is deemed received at the end of the 12-month period. In addition, unlike the Income Tax Law, which allows for tax consolidation, companies that incur IETU are required to file their returns on an individual basis.

Based on its financial projections for purposes of its Mexican tax returns, the Company expects to pay corporate income tax in the future and does not expect to have IETU payable. This being the case, the introduction of the IETU law had no impact the Company’s consolidated financial statements.

d) Deferred Income Tax:

An analysis of the temporary differences giving rise to deferred income tax liabilities (assets) is as follows:

Deferred Income Taxes	2009	2008
Inventories	Ps. (9)	Ps. 4
Property, plant and equipment	1,568	2,077
Investment in shares	(12)	(4)
Intangibles and other assets	2,185	1,342
Labor obligations	(236)	(196)
Tax loss carry-forwards	(659)	(1,117)
Other deferred liabilities	(1,198)	(1,717)
Deferred tax (asset) liability	1,639	389
Valuation allowance for deferred tax assets for unrecoverable tax losses	1	45
Deferred income tax, net	1,640	434
Deferred income tax asset recoverable	1,019	1,246
Deferred income tax payable	Ps. 2,659	Ps. 1,680

An analysis of changes in the balance of the net deferred income taxes liability is as follows:

	2009	2008
Initial balance	Ps. 434	Ps. 225
Provision for the year	267	(1,153)
Restatement effect in inflationary subsidiaries	53	(9)
Cumulative other comprehensive income items	886	1,371
Ending balance	Ps. 1,640	Ps. 434

As of January 2008, in accordance with NIF B-10 in Mexico, the application of inflationary accounting in Mexico was suspended. However, for taxes purposes, the balance of fixed assets is restated based on the Mexican National Consumer Price Index (NCPI) and consequently, the difference between the book and tax values of the assets will gradually increase, giving rise to a deferred tax.

e) Provision for the Year:

	2009	2008	2007
Current-year income tax	Ps. 3,776	Ps. 3,639	Ps. 3,047
Deferred income tax cost (benefit)	309	(812)	294
Tax loss carry-forward benefits	-	(341)	-
Effect of change in the statutory income tax rate	(42)	-	(5)
Income taxes	Ps. 4,043	Ps. 2,486	Ps. 3,336

An analysis of the domestic and foreign components of pre-tax income and income tax for the years ended December 31, 2009, 2008 and 2007 is as follows:

2009	Mexico	Foreign	Total
Income before income taxes	Ps. 5,579	Ps. 7,435	Ps. 13,013
Current-year income tax	1,585	2,191	3,776
Deferred income tax (benefit) cost	(16)	283	267
Total income tax	Ps. 1,569	Ps. 2,474	Ps. 4,043

2008	Mexico	Foreign	Total
Income before income taxes	Ps. 4,902	Ps. 3,410	Ps. 8,312
Current-year income tax	1,925	1,714	3,639
Deferred income tax	(1,115)	(38)	(1,153)
Total income tax	Ps. 810	Ps. 1,676	Ps. 2,486

2007	Mexico	Foreign	Total
Income before income taxes	Ps. 5,801	Ps. 4,638	Ps. 10,439
Current-year income tax	1,680	1,362	3,042
Deferred income tax	204	90	294
Total income tax	Ps. 1,884	Ps. 1,452	Ps. 3,336

f) Tax Loss Carry-forwards and Recoverable Asset tax:

The subsidiaries in Mexico, Panama, Colombia, Venezuela and Brazil have tax loss carry-forwards and/or recoverable tax on assets. The aggregate amounts of such future benefits and their years of expiration are as follows:

Year of expired	Tax Loss Carry-forwards	Recoverable Asset tax
2015	Ps. 135	Ps. -
2017 and thereafter	1,332	44
No expiration (Brazil - see Note 23a)	640	-
	Ps. 2,107	Ps. 44

An analysis of the changes in the valuation allowance that give rise to decreases in the related deferred tax asset is as follows:

	2009	2008	2007
Beginning balance	Ps. 45	Ps. 99	Ps. 220
Reversal of valuation allowance	(57)	(51)	(76)
Restatement of beginning balance in inflationary subsidiaries	13	(3)	(45)
Ending balance	Ps. 1	Ps. 45	Ps. 99

g) Reconciliation of Mexican Statutory Income Tax Rate to Consolidated Effective Income Tax Rate:

	2009	2008	2007
Mexican statutory income tax rate	28.00%	28.00%	28.00%
Income tax from prior years	0.52	0.12	0.04
Monetary position gain	(1.05)	(2.22)	(2.70)
Annual inflation adjustment	1.31	3.69	1.92
Non-deductible expenses	0.87	2.64	1.36
Non-taxable income	(0.15)	(0.62)	-
Income taxed at a rate other than the Mexican statutory rate	2.97	3.69	2.49
Effect of restatement of tax values	(0.78)	(2.21)	-
Changes in valuation allowance for tax losses	(0.38)	(0.42)	-
Effect of change in statutory rate	(0.33)	-	(0.06)
Other	0.09	(2.77)	0.90
Consolidated effective income tax rate	31.07%	29.90%	31.95%

Note 24. Other Liabilities and Contingencies.

a) Other Current Liabilities:

	2009	2008
Derivative financial instruments (Note 19)	Ps. 22	Ps. 1,151
Sundry creditors	863	841
Total	Ps. 885	Ps. 1,992

b) Other Liabilities:

	2009	2008
Contingencies	Ps. 2,467	Ps. 2,076
Other liabilities	1,531	1,843
Derivative financial instruments (Note 19)	497	19
Total	Ps. 4,495	Ps. 3,938

c) Contingencies Recorded in the Balance Sheet:

The Company has various loss contingencies, and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. Most of these loss contingencies are the result of the Company’s business acquisitions. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2009 and 2008:

	2009	2008
Indirect taxes	Ps. 1,084	Ps. 953
Labor	1,182	880
Legal	201	243
Total	Ps. 2,467	Ps. 2,076

d) Changes in the Balance of Contingencies Recorded:

	2009	2008	2007
Initial balance	Ps. 2,076	Ps. 1,784	Ps. 1,755
Penalties and other charges	258	50	128
New contingencies	475	947(1)	282
Cancellation and expiration	(241)	(189)	(118)
Payments	(190)	(472)	(158)
Brazil tax amnesty (see Note 23a)	(433)	-	-
Restatement of the beginning balance of inflationary subsidiaries	522	(44)	(105)
Ending balance	Ps. 2,467	Ps. 2, 076	Ps. 1,784
(1) Includes contingencies resulting from the acquisition of REMIL in 2008.

e) Pending Lawsuits:

The Company is party to a number of tax, legal and labor lawsuits that have arisen throughout the normal course of its business and which are common in its industry.

The estimated amount of these lawsuits is Ps. 7,230. The Company’s legal counsel estimates that the changes of these cases being ruled against the Company are less than probable but more than remote. However, the Company does not believe that the rulings, one way or the other, will have a material adverse effect on its consolidated financial position or result of operations.

In recent years, the Company’s Mexican, Costa Rican and Brazilian territories have been required to submit certain information to their relevant authorities regarding possible monopolistic practices. Such proceedings are a normal occurrence in the soft drink industry and the Company does not expect any significant liability to arise from these contingencies.

f) Collateralized Contingencies:

As is customary in Brazil, the Company has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 2,342 and Ps. 1,853 as of December 31, 2009 and 2008, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies.

g) Commitments:

As of December 31, 2009, the Company has operating lease commitments for the leasing of production machinery and equipment, distribution equipment and computer equipment.

The contractual maturities of the lease commitments by currency, expressed in Mexican pesos as of December 31, 2009, are as follows:

	Mexican	U.S.
	Pesos	Dollars
2010	Ps. 233	Ps. 9
2011	235	6
2012	239	5
2013	169	5
2014	149	-
2015 and thereafter	824	-
Total	Ps. 1,849	Ps. 25

Rental expense charged to results of operations amounted to approximately Ps. 546, Ps. 438 and Ps. 411 for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company has some operating leases that are denominated in U.S. dollars, for which embedded derivatives have been identified and accounted for in the accompanying financial statements.

Note 25. Information by Segment.

Information by segment is presented considering the geographical areas in which the Company operates. The Company’s operations are grouped in the following segments: (i) Mexico; (ii) Latincentro, which aggregates Colombia and Central America; (iii) Venezuela; and (iv) Mercosur, which aggregates Brazil and Argentina. Venezuela operates in an economy with exchange control; as a result, Bulletin B-5 “Information by Segments” does not allow its integration into another geographical segment.

	Total	Income from		Long-term	Total
2009	Revenues	Operations	Expenditures	Assets	Assets
Mexico	Ps. 36,785	Ps. 6,849	Ps. 2,710	Ps. 45,455	Ps. 54,722
Latincentro (1)	15,993	2,937	1,269	17,854	20,120
Venezuela	22,430	1,815	1,248	8,959	13,672
Mercosur (2)	27,559	4,234	1,055	14,754	22,147
Consolidated	Ps. 102,767	Ps. 15,835	Ps. 6,282	Ps. 87,022	Ps. 110,661

	Total	Income from		Long-term	Total
2008	Revenues	Operations	Expenditures	Assets	Assets
Mexico	Ps. 33,799	Ps. 6,715	Ps. 1,926	Ps. 44,830	Ps. 53,238
Latincentro (1)	12,791	2,370	1,209	16,160	18,437
Venezuela	15,182	1,289	715	6,895	9,537
Mercosur (2)	21,204	3,321	952	12,081	16,746
Consolidated	Ps. 82,976	Ps. 13,695	Ps. 4,802	Ps. 79,966	Ps. 97,958

	Total	Income from
2007	Revenues	Operations	Expenditures
Mexico	Ps. 32,550	Ps. 6,598	Ps. 1,945
Latincentro (1)	11,741	1,967	971
Venezuela	9,785	575	(9)
Mercosur (2)	15,175	2,346	775
Consolidated	Ps. 69,251	Ps. 11,486	Ps. 3,682
(1) Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.
(2) Includes Brazil and Argentina.

Note 26. Differences Between Mexican FRS and U.S. GAAP

As discussed in Note 2, the consolidated financial statements of the Company are prepared in accordance with Mexican FRS, which differs in certain significant respects from U.S. GAAP. A reconciliation of the reported net income, equity and comprehensive income to U.S. GAAP is provided in Note 27.

The United States Financial Accounting Standards Board (“FASB”) released the FASB Accounting Standards Codification, or Codification for short, on January 15, 2008 and it became effective in 2009. At that time all previous U.S. GAAP reference sources became obsolete. The Codification organizes several U.S. GAAP pronouncements under approximately 90 accounting topic areas. The objective of this project was to arrive at a single source of authoritative U.S. accounting and reporting standards, other than guidance issued by the Securities and Exchange Commission of the United States of America (“SEC”). Included in Notes 26, 27 and 28 are references to certain U.S. GAAP Codifications (“ASC”) that were adopted in 2009 and certain ASC’s that have yet to be adopted by the Company.

The principal differences between Mexican FRS and U.S. GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below.

a) Restatement of Prior Year Financial Statements:

Under U.S. GAAP, the Company applies the regulations of the SEC. Consequently, the Company was not required to reconcile the inflation effects prior to the adoption of NIF B-10, since the consolidated financial statements were comprehensively restated in constant units of the reporting currency.

Beginning on January 1, 2008, in accordance with NIF B-10, the Company discontinued inflationary accounting for subsidiaries that operate in non-inflationary economic environments. As a result, prior year’s financial information and all other adjustments for U.S. GAAP purposes were restated and translated as of December 31, 2007, which is the date of the last recognition of inflation effects. The cumulative effect of the previously realized and unrealized results from holding nonmonetary assets (RETANM) for previous periods was reclassified to retained earnings as described in Note 4a. This reclassification did not result in a difference that is being reconciled for U.S. GAAP.

Beginning in 2008, as a result of discontinuing inflationary accounting for subsidiaries that operate in non-inflationary economic environments, the Company’s financial statements are no longer considered to be presented in a reporting currency that includes the comprehensive effects of price level changes. Therefore, the inflationary effects of inflationary economic environments arising in 2008 and 2009 represent a difference that is reconciled for U.S. GAAP purposes.

As disclosed in Note 4a, the three year cumulative inflation rate for Venezuela was 87.5% for the period 2006 through 2008. The three year cumulative inflation rate for Venezuela was 101.6% as of December 31, 2009. Accordingly, the Company anticipates that Venezuela will be accounted for as a hyper-inflationary economy for U.S. GAAP purposes beginning January 1, 2010.

b) Classification Differences:

Certain items require a different classification in the balance sheet or income statement under U.S. GAAP. A description of these different classifications is as follows:

• As explained in Note 4d, under Mexican FRS, advances to suppliers are recorded under inventories. Under U.S. GAAP, advances to suppliers are classified as prepaid expenses;

• Gains or losses on the disposal of fixed assets, all severance payments associated with an ongoing benefit and amendments to the pension plans, as well as financial expenses from labor liabilities and employee profit sharing are recorded as part of operating income under U.S. GAAP;

• Under Mexican FRS, deferred taxes are classified as non-current, while under U.S. GAAP they are classified based on the classification of the related asset or liability, or their estimated reversal date when not associated with an asset or liability;

• Under Mexican FRS, restructuring costs are recorded as other expenses. For U.S. GAAP purposes, restructuring costs are recorded as operating expenses.

c) Deferred Promotional Expenses:

As explained in Note 4 e), for Mexican FRS purposes, the promotional costs related to the launching of new products or product presentations are recorded as prepaid expenses. For U.S. GAAP purposes, such promotional costs are expensed as incurred.

d) Intangible Assets:

In conformity with Mexican FRS, the amortization of intangible assets with indefinite useful lives was discontinued in 2003. For U.S. GAAP purposes, the amortization of intangible assets with indefinite useful lives was discontinued as of 2002. As a result, the Company performed an initial impairment test of intangible assets as of January 1, 2002 and found no impairment. Subsequent impairment tests are performed annually by the Company or more frequently, if events or changes in circumstances between annual tests indicate that the asset might be impaired.

During the year ended December 31, 2009, the Company acquired the Brisa water business in Colombia (see Note 5). For U.S. GAAP, acquired distribution rights intangible assets are recorded at estimated fair value at the date of the purchase. Under Mexican FRS, this distribution rights intangible asset is recorded at its estimated fair value, limited to the underlying amount of the purchase price consideration. This results in a difference in accounting for acquired intangible assets between Mexican FRS and U.S. GAAP. These differences have resulted in a gain being recorded in 2009 for U.S. GAAP purposes in the amount of Ps. 72.

e) Restatement of Imported Equipment:

Through December 2007, the Company restated imported machinery and equipment by applying the inflation rate and the exchange rate of the currency of the country of origin. The resulting amounts were then translated into Mexican pesos using the period end exchange rate.

As explained in Note 4a, on January 1, 2008, the Company adopted Mexican FRS B-10 which establishes that imported machinery and equipment must be recorded using the acquisition-date exchange rate. Companies that operate in inflationary economic environments must restate imported machinery and equipment by applying the inflation rate of the country in which the asset is acquired. However, this change in methodology did not have a material impact on the consolidated financial statements of the Company (see Note 4a).

f) Capitalization of the Comprehensive Financing Result:

Through December 2006, the Company did not capitalize the comprehensive financing result, which was previously optional under Mexican FRS. On January 1, 2007, NIF D-6, “Capitalization of Comprehensive Financing Result” went into effect. This standard establishes that the comprehensive financing results associated with loans obtained to finance investment projects must be capitalized as part of the cost of long-lived assets that require a substantial period of time to get them ready for their intended use, among other conditions listed by NIF D-6. This standard did not require retrospective application.

In accordance to U.S. GAAP, if interest expense is incurred during the construction of qualifying assets and the net effect is material, capitalization is required for all assets that require a period of time to get them ready for their intended use. The net effect of interest expenses incurred to bring qualifying assets to the condition for its intended use was Ps. 61 Ps. 40 and Ps. 17 for the years ended on December 31, 2009, 2008 and 2007, respectively.

A reconciling item is included for the difference in capitalized comprehensive financing result policies under Mexican FRS and capitalized interest expense policies under U.S. GAAP.

g) Fair Value Measurements

Recently the FASB released a new pronouncement that establishes a framework for measuring fair value with a focus towards exit price and the use of marketbased inputs over company-specific inputs. This pronouncement requires companies to consider its own nonperformance risk (the risk that the obligation will not be fulfilled) to measure liabilities carried at fair value, including derivative financial instruments. The effective date of this standard for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value on a recurring basis (at least annually) started on January 1, 2009.

U.S. GAAP allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). Except in certain circumstances, the fair value option is applied on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. Whenever, the fair value option is chosen for an instrument, the unrealized gains and losses from that instrument must be reported in earnings at each subsequent reporting date. The Company did not elect to adopt the fair value option for any of its outstanding instruments; therefore, it did not have any impact on its consolidated financial statements.

h) Deferred Income Taxes, Employee Profit Sharing and Uncertain Tax Positions:

The calculation of deferred income taxes and employee profit sharing for U.S. GAAP purposes differs from Mexican FRS in the following respects:

• Under Mexican FRS, inflation effects on the balance of deferred taxes generated by monetary items are recognized in the income statement as part of the monetary position result when entities operate in an inflationary economic environment. Under U.S. GAAP, the deferred taxes balance is classified as a nonmonetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain or loss on monetary position and deferred income taxes provision; and

 • Under Mexican FRS, deferred employee profit sharing is calculated using the asset and liability method, which is the method used to compute deferred income taxes under U.S. GAAP. Employee profit sharing is deductible for purposes of Mexican taxes on profit. This deduction reduces the payments of income taxes in subsequent years. For Mexican FRS purposes, the Company did not record deferred employee profit sharing, since is not expected to materialize in the future;

• The differences in restatement of imported machinery and equipment, capitalization of comprehensive result, promotional expenses, employee profit sharing and employee benefits explained in Note 26c), e), f) and i), give rise to a difference in income tax calculated under U.S. GAAP compared to income tax computed under Mexican FRS (see Note 23d).

A reconciliation of deferred income tax and employee profit sharing for U.S. GAAP and Mexican FRS purposes, as well as the changes in the balances of deferred taxes, are as follows:

Reconciliation of Deferred Income Taxes, Net	2009	2008
Deferred income taxes under Mexican FRS	Ps. 1,640	Ps. 434
U.S. GAAP adjustments:
Fixed assets	(518)	(152)
Intangible assets	(449)	(245)
Inventories	(127)	(14)
Deferred charges	(25)	(30)
Deferred revenues	41	-
Tax deduction for deferred employee profit sharing	7	(20)
Deferred promotional expenses	(31)	(46)
Pension liability	11	(64)
Seniority premiums	(3)	(4)
Severance indemnities	(33)	(42)
Total U.S. GAAP adjustments	(1,127)	(617)
Net deferred income tax liability (asset), under U.S. GAAP	Ps. 513	Ps. (183)

Changes in the Balance of Deferred Income Taxes	2009	2008
Beginning (asset) liability balance	Ps. (183)	Ps. 360
Provision for the year	(202)	(1,634)
Cumulative other comprehensive income	898	1,091
Ending liability (asset) balance	Ps. 513	Ps. (183)

Reconciliation of Deferred Employee Profit Sharing	2009	2008
Deferred employee profit sharing under Mexican FRS	Ps. -	Ps. -
U.S. GAAP adjustments:
Inventories	5	8
Property, plant and equipment	121	155
Deferred charges	7	8
Labor liabilities	(73)	(63)
Severance indemnities	(17)	(16)
Other reserves	(67)	(21)
Total U.S. GAAP adjustments	(24)	71
Net deferred employee profit sharing (asset) liability under U.S. GAAP	Ps. (24)	Ps. 71

Changes in the Balance of Deferred Employee Profit Sharing	2009	2008
Beginning liability balance	Ps. 71	Ps. 230
Provision for the year	(83)	(95)
Cumulative other comprehensive income	(12)	(64)
Ending (asset) liability balance	Ps. (24)	Ps. 71

According to U.S. GAAP, the Company is required to recognize a tax position in its financial statements when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized. Any excess between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the uncertain tax position. According to Mexican FRS, the Company is required to record tax contingencies in its financial statements when such liabilities are probable in nature and estimable. While the underlying concepts for recognizing income tax uncertainties differs between Mexican FRS and U.S. GAAP, this difference has not resulted in any reconciling items during the periods presented herein.

i) Employee Benefits:

On January 1, 2008, the Company adopted NIF D-3. This standard eliminates the recognition of an additional labor liability for the difference between actual benefits and the net projected liability, NIF D-3 also establishes a maximum of five years period for the amortization of the beginning balance of prior service costs of pension plans and severance indemnities and requires that actuarial gains or losses of severance indemnities be credited or charged to income from operations of the period they arise. The adoption of NIF D-3 gave rise to a difference between the unamortized net transition liability and the actual amortization expense of pension plans and severance indemnities. Under U.S. GAAP the Company is required to fully recognize as an asset or liability for the overfunded or underfunded status of defined benefit pension and other postretirement benefit plans as NIF D-3.

The adoption of NIF B-10 for Mexican FRS, required the application of real rates for actuarial calculations for entities that operate in inflationary economic environments and nominal rates for those that operate in non-inflationary economic environments. The Company uses those same criteria under U.S. GAAP.

The reconciliation of the pension cost for the year and related labor liabilities is as follows:

Net Pension Cost	2009	2008	2007
Net pension cost recorded under Mexican FRS	Ps. 164	Ps. 129	Ps. 105
U.S. GAAP adjustments:
Amortization of unrecognized transition obligation	1	1	1
Amortization of prior service cost	1	1	1
Amortization of net actuarial loss	(1)	(4)	(1)
Net pension cost under U.S. GAAP	Ps. 165	Ps. 127	Ps. 106

Pension Liability		2009	2008
Pension liability under Mexican FRS		Ps. 699	Ps. 623
U.S. GAAP adjustments:
Unrecognized prior service		209	220
Unrecognized net actuarial loss		(211)	(8)
Pension liability under U.S. GAAP		Ps. 697	Ps. 835

The reconciliation of the net severance indemnity cost and severance indemnity liability is as follows:

Net Severance Indemnity Cost	2009	2008	2007
Net severance indemnity cost under Mexican FRS	Ps. 132	Ps. 289	Ps. 58
U.S. GAAP adjustments:
Amortization of unrecognized net transition obligation, (gain) loss	(36)	(36)	49
Amortization of prior service cost	-	(17)	-
Amortization of net actuarial loss	-	(228)	-
Net severance indemnity cost under U.S. GAAP	Ps. 96	Ps. 8	Ps. 107

Severance Indemnity Liability		2009	2008
Severance indemnity liability under Mexican FRS		Ps. 316	Ps. 250
U.S. GAAP adjustments:
Unrecognized net transition obligation		110	142
Severance indemnity liability under U.S. GAAP		Ps. 426	Ps. 392

The reconciliation of the seniority premiums liability is as follows:

Seniority Premium Cost	2009	2008	2007
Net seniority premium cost under Mexican FRS	Ps. 17	Ps. 35	Ps. 15
U.S. GAAP adjustments:
Amortization of unrecognized net transition obligation, loss (gain)	2	(15)	-
Net seniority premium cost under U.S. GAAP	Ps. 19	Ps. 20	Ps. 15

Seniority premium liability	2009	2008
Seniority premium liability under Mexican FRS	Ps. 73	Ps. 63
U.S. GAAP adjustments:
Unrecognized net actuarial loss	12	15
Seniority premium liability under U.S. GAAP	Ps. 85	Ps. 78

Estimates of the unrecognized items expected to be recognized as components of net periodic pension cost during 2010 are shown in the table below:

	Pension and	Seniority
	Retirement Plans	Premium
Actuarial net loss and prior service cost recognized in cumulative other comprehensive
income during the year	Ps. 94	Ps. 13
Actuarial net loss and prior service cost recognized as a component of net periodic cost	12	2
Net transition liability recognized as a component of net periodic cost	1	-
Actuarial net loss, prior service cost and transition liability included cumulative
other comprehensive income	97	13
Estimate to be recognized as a component of net periodic cost over the following fiscal year:
Transition asset	1	1
Prior service credit	11	-
Actuarial (loss) gain	(5)	7

j) Colombia Non-Controlling Interest Acquisition:

In 2008 the Company indirectly acquired an additional equity interest in Colombia. Under Mexican FRS B-7, “Business Acquisitions,” this acquisition is considered to be a transaction made between existing shareholders that has no effect on the Company’s net assets and likewise, the payment made in excess of the book value of the shares acquired is recorded in equity as a reduction in additional paid-in capital. For U.S. GAAP purposes, a non-controlling interest acquisition represents a “step acquisition” that must be recorded using the purchase method, whereby the purchase price is allocated to the proportionate fair value of the assets and liabilities acquired. The Company recorded a loss of Ps. 113 on this transaction in its net income for 2008 and did not recognize any goodwill from this acquisition.

k) Noncontrolling Interest:

Under Mexican FRS, the noncontrolling interest in consolidated subsidiaries is presented in the consolidated balance sheet as a separate component of equity.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interest in Consolidated Financial Statements – an amendment of ARB No. 51” (“FAS 160”). FAS 160 was codified as a component of ASC 810.10.65. ASC 810.10.65 requires noncontrolling interests held by parties other than the parent in subsidiaries to be clearly identified, labeled, and presented in the consolidated statements of financial position within equity, but separate from the parent’s equity. Additionally, consolidated net income shall be adjusted to include the net income attributed to the noncontrolling interest. The consolidated cumulative other comprehensive income shall be adjusted to include the net income attributed to the noncontrolling interest.

Accordingly, in 2009, no further classification difference exists related to non-controlling interests. Previous year’s reconciliations have been retrospectively adjusted for these changes.

During 2009, the Company established a joint venture with The Coca-Cola Company for the production and sale of Crystal brand water in Brazil. The Company has recorded a gain for U.S. GAAP purposes of Ps.120 related to the deconsolidation of its net assets related to the Crystal operations. Approximately, Ps.120 of previously recorded unearned revenues related to Crystal operations remain recorded for Mexican FRS purposes, and will be amortized into income along with the results from the joint venture over the next three years for Mexican FRS purposes.

l) Statement of Cash Flows:

In 2008, the Company adopted NIF B-2 which is similar to cash flows standards for U.S. GAAP except with regard to the presentation of restricted cash, the different requirements for the presentation of interest costs, and certain other supplemental disclosures.

In 2007, the Company presented a consolidated statement of changes in financial position in accordance with NIF Bulletin B-12, “Statement of Changes in Financial Position” which differs from the cash flows presentation. Bulletin B-12 identified the source and application of differences between beginning and ending balances presented in constant Mexican pesos. Bulletin B-12 also required that net monetary position result and exchange differences be computed only on items that imply the use of funds in determining resources provided by operating activities.

m) Financial Information Under U.S. GAAP:

Consolidated Balance Sheets	2009	2008
ASSETS
Current Assets:
Cash and cash equivalents	Ps. 7,627	Ps. 6,192
Marketable securities	2,113	-
Accounts receivable	5,931	5,240
Inventories	4,391	4,194
Recoverable taxes	1,776	942
Other current assets	1,321	1,229
Deferred income tax and employee profit sharing	1,517	888
Total current assets	24,676	18,685
Investment in shares	2,170	1,797
Property, plant and equipment, net	29,835	28,045
Intangible assets, net	49,336	46,580
Deferred income tax and employee profit sharing	880	1,698
Other assets	1,532	1,168
TOTAL ASSETS	Ps. 108,429	Ps. 97,973

LIABILITIES AND EQUITY
Current Liabilities:
Bank loans	Ps. 2,416	Ps. 2,003
Current maturities of long-term debt	3,011	4,116
Interest payable	61	267
Suppliers	9,368	7,790
Accounts payable	4,733	3,288
Taxes payable	2,974	1,877
Other liabilities	886	1,993
Deferred income tax and employee profit sharing	11	11
Total current liabilities	23,460	21,345
Long-Term Liabilities:
Bank loans and notes payable	10,497	12,455
Deferred income tax and employee profit sharing	2,875	2,463
Labor liabilities	1,208	1,305
Contingencies	2,467	2,076
Other liabilities	1,885	1,861
Total long-term liabilities	18,932	20,160
Total liabilities	42,392	41,505

Equity:
Non-controlling interest	2,333	1,707
Controlling interest	63,704	54,761
Total equity:	66,037	56,468
TOTAL LIABILITIES AND EQUITY	Ps. 108,429	Ps. 97,973

Consolidated Income Statements and Comprehensive Income	2009	2008	2007
Net sales	Ps. 99,835	Ps. 80,595	Ps. 68,969
Other operating revenues	558	504	162
Total revenues	100,393	81,099	69,131
Cost of goods sold	54,335	43,490	36,118
Gross profit	46,058	37,609	33,013
Operating expenses:
Administrative	5,341	3,954	3,810
Selling	26,514	21,532	18,462
Restructuring	-	28	-
Market value, (gain) loss of operating derivative instruments	(12)	53	7
	31,843	25,567	22,279
Income from operations	14,215	12,042	10,734
Comprehensive financing result:
Interest expense	1,775	1,961	2,118
Interest income	(282)	(427)	(613)
Foreign exchange loss (gain), net	365	1,477	(99)
(Loss) on monetary position in inflationary subsidiaries,	-	-	(1,007)
Market value (gain) loss on ineffective portion of derivative
financial instruments	(106)	906	(121)
	1,752	3,917	278
Other expenses, net	226	440	241
Income before income taxes	12,237	7,685	10,215
Income taxes	3,525	1,987	3,272
Income before participation in affiliated companies	8,712	5,698	6,943
Equity interest in results of affiliated companies	141	104	10
Consolidated net income	Ps. 8,853	Ps. 5,802	Ps. 6,953
Less: net income attributable to the noncontrolling interests	(446)	(231)	(188)
Net income attributable to the controlling interests	Ps. 8,407	Ps. 5,571	Ps. 6,765

Consolidated net income	Ps. 8,853	Ps. 5,802	Ps. 6,953
Other comprehensive income	2,060	486	1,758
Consolidated comprehensive income	Ps. 10,913	Ps. 6,288	Ps. 8,711
Less: comprehensive income attributable to the noncontrolling
interest	(592)	(175)	(159)
Comprehensive income attributable to the controlling interest	Ps. 10,321	Ps. 6,113	Ps. 8,552

Net income per share	Ps. 4.55	Ps. 3.02	Ps. 3.66

Consolidated Cash Flows	2009	2008	2007
Operating Activities:
Consolidated Net Income	Ps. 8,853	Ps. 5,802	Ps. 6,953
Restatement effect	-	-	(1,299)
Non-cash operating expenses	228	310	644
Equity in earnings affiliated companies	(142)	(104)	(10)
Unrealized gain on marketable securities	(112)	-	-
Gain on deconsolidation of Crystal operations	(120)	-	-
Gain on acquisition of Brisa intangible assets	(72)	-	-
Other adjustments regarding operating activities	8	-	-
Adjustments regarding investing activities:
Depreciation	3,696	3,151	2,717
Amortization	307	240	-
Loss on sale of long-lived assets	186	170	-
Disposal of long-lived assets	124	372	-
Interest income	(286)	(433)	-
Non controlling interest	-	113	-
Income tax	3,574	2,100	224
Adjustments regarding financing activities:
Interest expenses	1,850	2,080	-
Foreign exchange loss, net	370	1,477	-
Derivative financial instruments	(318)	961	-
	18,146	16,239	9,229
Increase in accounts receivable	(394)	(179)	(2,082)
Decrease (increase) in inventories	33	(486)	(615)
(Increase) decrease in other assets	(314)	151	(37)
Increase in suppliers and other accounts payable	2,808	71	996
(Decrease) increase in other liabilities	(424)	(263)	2,258
Decrease in labor liabilities	(169)	(167)	(129)
Income tax paid	(3,061)	(3,618)	-
Net cash flows from operating activities	16,625	11,748	9,620
Investing Activities:
Acquisition of Minas Gerais Ltda. “REMIL”, net of cash acquired
(Note 5)	-	(3,633)	-
Acquisition of Brisa business (Note 5)	(717)	-	-
Acquisition of Agua de los Angeles business (Note 5)	-	(206)	-
Purchases of investment available-for-sale	(2,001)	-	-
Proceeds from sales of shares of Jugos del Valle (Note 9)	-	741	-
Interest received	286	433	-
Acquisition of long-lived assets	(5,752)	(4,608)	(3,432)
Proceeds from the sale of long-lived assets	638	532	587
Other assets	1	521	-
Investment in shares available for sale	-	-	(684)
Acquisition of intangible assets	(1,355)	(1,079)	(2,096)
Net cash flows from investing activities	(8,900)	(7,299)	(5,625)
Financing Activities:
Bank loans obtained	6,641	4,319	4,641
Bank loans repaid	(9,376)	(6,161)	(5,082)
Interest paid	(2,047)	(2,087)	-
Dividends declared and paid	(1,344)	(945)	(809)
Acquisition of noncontrolling interests	-	(223)	-
Other liabilities	97	(164)	-
Net cash flows from financing activities	(6,029)	(5,261)	(1,250)
Increase (decrease) in cash and cash equivalents	1,696	(812)	2,745
Translation and restatement effects	(261)	(538)	324
Initial cash and cash equivalents	6,192	7,542	4,473
Ending balance of cash and cash equivalents	Ps. 7,627	Ps. 6,192	Ps. 7,542

Consolidated Statements of Changes in Equity	2009	2008
Equity at the beginning of the year	Ps. 56,468	Ps. 51,125
Dividends declared and paid	(1,344)	(945)
Cumulative other comprehensive income:
Cumulative translation adjustment	3,085	2,132
Gains (losses) on cash flow hedges	147	(90)
Reversal of inflation effects for inflationary subsidiaries	(1,172)	(1,556)
Total other comprehensive income	2,060	486
Net income	8,853	5,802
Equity at the end of the year	Ps. 66,037	Ps. 56,468

Note 27. Reconciliation of Mexican FRS to U.S. GAAP.

a) Reconciliation of Net Income:

	2009	2008	2007
Consolidated net income under Mexican FRS	Ps. 8,970	Ps. 5,826	Ps. 7,103
U.S. GAAP adjustments:
Reversal of inflation effects (Note 4a)	(553)	(355)	-
Restatement of imported equipment (Note 26e)	(195)	(193)	(185)
Capitalization of comprehensive financing result (Note 26f)	(29)	64	2
Gain on deconsolidation of Crystal operations (Note 26k)	120	-	-
Gain on acquisition of Brisa intangible assets (Note 26d)	72	-	-
Deferred income taxes (Note 26h)	469	481	64
Deferred employee profit sharing (Note 26h)	(83)	(95)	31
Labor liabilities (Note 26i)	(1)	2	(1)
Seniority premiums (Note 26i)	(2)	15	-
Severance indemnities (Note 26i)	36	281	(49)
Deferred promotional expenses (Note 26c)	49	(111)	(12)
Acquisition of Colombia non-controlling interest (Note 26j)	-	(113)	-
Total U.S. GAAP adjustments	(117)	(24)	(150)
Consolidated net income under U.S. GAAP	Ps. 8,853	Ps. 5,802	Ps. 6,953

Under U.S. GAAP, the monetary position effect of the income statement adjustments of inflationary economic environments is included in each adjustment, except for the capitalization of interest expenses, intangible assets as well as pension plan liabilities, which are non-monetary.

b) Reconciliation of Equity:

	2009	2008
Total equity under Mexican FRS	Ps. 68,472	Ps. 57,616
U.S. GAAP adjustments:
Reversal of inflation effects	(4,325)	(2,153)
Intangible assets (Note 26d)	46	46
Restatement of imported equipment (Note 26e)	594	777
Capitalization of comprehensive financing result (Note 26f)	132	159
Gain on deconsolidation of Crystal operations (Note 26k)	120	-
Gain on acquisition of Brisa intangible assets (Note 26d)	72	-
Deferred income taxes (Note 26h)	1,127	617
Deferred employee profit sharing (Note 26h)	24	(71)
Deferred promotional expenses (Note 26c)	(105)	(154)
Pension liability (Note 26i)	2	(212)
Seniority premiums (Note 26i)	(12)	(15)
Severance indemnities (Note 26i)	(110)	(142)
Total U.S. GAAP adjustments	(2,435)	(1,148)
Equity under U.S. GAAP	Ps. 66,037	Ps. 56,468

c) Reconciliation of Comprehensive Income:

	2009	2008	2007
Consolidated comprehensive income under Mexican FRS	Ps. 12,200	Ps. 8,003	Ps. 7,157
U.S. GAAP adjustments:
Net income (Note 27a)	(117)	(24)	(150)
Cumulative translation adjustment	(59)	(29)	-
Reversal of inflation effects	(1,171)	(1,556)	-
Restatement of prior years financial statements	-	-	1,197
Result of holding non-monetary assets	-	-	629
Labor obligations	60	(106)	(122)
Consolidated comprehensive income under U.S. GAAP	Ps. 10,913	Ps. 6,288	Ps. 8,711

Note 28. Future Impact of Recently Issued Accounting Standards Not Yet in Effect.

a) Mexican FRS:

In October 2008, the Comisión Nacional Bancaria y de Valores (CNBV) issued a press release to notify its intention to adopt International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), for issuers whose securities are offered or sold in Bolsa Mexicana de Valores (BMV). For this purpose, CNBV will work on the regulatory adjustments to establish issuers’ requirements to prepare and disclose their financial information using IFRS starting on 2012. Additionally, CNBV permits issuers to adopt IFRS in an anticipated manner (for 2008, 2009, 2010 and 2011 reports). The Company is currently in process to evaluate the impact of adopting IFRS.

The following accounting standards have been issued under Mexican FRS. The application of which is required as indicated. The Company is in the process of assessing the effect of adopting the new standards.

• NIF B-5 “Financial Information by Segment” includes definitions and criteria for reporting financial information by operating segment. NIF B-5 establishes that an operating segment shall meets the following criteria: i) the segment engages in business activities from which it earn or is in the process of obtain revenues, and incur in the relative costs and expenses; ii) the operating results are reviewed regularly by the main authority of entity’s decision maker; and iii) specific financial information is available. NIF B-5 requires disclosures related to operating segments subject to reporting, including details of earnings, assets and liabilities, reconciliations, information about products and services, and geographical areas. NIF B-5 is effective beginning on January 1, 2011 and this guidance shall be applied retrospectively for comparable purposes.

• NIF B-9 “Interim Financial Reporting” prescribes the content to be included in a complete or condensed set of financial statements for an interim period. In accordance, the complete set of financial statements shall include: a) a statement of financial position as of the end of the period, b) an income statement for the period, c) a statement of changes in shareholders equity for the period, d) a statement of cash flows for the period, and e) notes providing the relevant accounting policies and other explanatory notes. Condensed financial statements shall include: a) condensed statement of financial position, b) condensed income statement, c) condensed statement of changes in shareholder’s equity, d) condensed statement of cash flows, and e) selected explanatory notes. NIF B-9 is effective beginning on January 1, 2011. Interim financial statements shall be presented in a comparative form.

• NIF C-1 “Cash and cash equivalents” establishes that cash shall be measured at nominal value, and cash equivalents shall be measured at its acquisition cost for initial recognition. Subsequently, cash equivalents should be measured according to its designation: precious metals shall be measured at fair value, foreign currencies shall be translated to the reporting currency applying the closing exchange rate, other cash equivalents denominated in a different measure of exchange shall be recognized to the extent provided for this purpose at the closing date of financial statements, and available-for-sale investments shall be presented at fair value. Cash and cash equivalents will be presented in the first line of assets (including restricted cash). NIF C-1 is effective beginning on January 1, 2010 and shall be applied retrospectively.

b) U.S. GAAP:

The following accounting standards have been issued under U.S. GAAP, the application of which is required as indicated below.

• ASC 715 (formerly FSP FAS 132(R)-1)

In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, “Employers´ Disclosures about Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”). FSP FAS 132(R)-1 was codified as a component of ASC 715. This new guidance amends previous U.S. GAAP in that this guidance replaces the requirement to disclose the percentage of fair value of total plan assets with a requirement to disclose the fair value of each major asset category. It also clarifies that defined benefits pension or other postretirement plan assets not subject to certain disclosure requirements. This new guidance is effective for fiscal years ending after December 2009. This new guidance will increase the amount of disclosures for plan assets in the Company’s 2010 audited financial statements.

• ASC 860 (formerly FAS 166)

FASB Statement No. 166 “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140” (“FAS 166”) provides for removal of the concept of a qualifying special-purpose entity and removes the exception from applying variable interest entity accounting, to qualifying special-purpose entities.

It also clarifies that one objective of U.S. GAAP is to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets. FAS 166 modifies the financial-components approach used in U.S. GAAP and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. FAS 166 also defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. FAS 166 requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. Enhanced disclosures are also required by FAS 166.

FAS 166 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. This statement must be applied to transfers occurring on or after the effective date. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

• ASC 810 (formerly FAS 167)

The FASB’s objective in issuing FAS 167 “Amendments to FIN 46R” (“FAS 167”) is to improve financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of ASC 810 (formerly FIN 46R “Consolidation of Variable Interest

Entities”(“FIN 46R”)), as a result of the elimination of the qualifying special-purpose entity concept in FAS 166, and (2) constituent concerns about the application of certain key provisions, including those in which the accounting and disclosures under previous guidance do not always provide timely and useful information about an enterprise’s involvement in a variable interest. FAS 167 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. Earlier application is prohibited. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

Note 29. Subsequent events.

In January 2010, the Venezuelan government announced a devaluation of its official exchange rates and the establishment of a multiple exchange rate system of: (1) 2.60 bolivares to US$ 1.00 for high priority categories, (2) 4.30 bolivares to US$ 1.00 for non-priority categories and, (3) the recognition of the existence of other exchange rates in which the government shall intervene. The exchange rate that will be used to translate the Company’s financial statements to its reporting currency beginning in January 2010 pursuant to the applicable accounting rules will be 4.30 bolivars per U.S. dollar. As of December 31, 2009, the financial statements were translated to Mexican pesos using the exchange rate of 2.15 bolivars per U.S. dollar. As a result of thisdevaluation, the balance sheet of the Company’s Venezuelan subsidiary reflected a reduction in shareholders equity of Ps. 3,700 million which will be accounted for at the time of the devaluation in January 2010. The devaluation of the bolivares did not result in a significant exchange losses in January 2010 as a result of remeasuring US Dollar denominated monetary items on hand as of December 31, 2009.

On February 5, 2010, the Company issued US $500 in Senior Notes due 2020, bearing interest at a fixed rate of 4.625%, due February 15, 2020. The Company has entered into a registration rights agreement with the holders of the Senior Notes requiring the Company to register the Senior Notes with the United States Securities and Exchange Commission which the Company expects to complete in the current year.

On February 10, 2010, the Company’s Board of Directors agreed to propose an ordinary dividend of Ps. 2,604 million. This dividend was approved at the Annual Shareholders meeting on April 14, 2010 and represents an increase of 94% as compared to the dividend was paid on April 26, 2009.

In February 2010, FEMSA and the Coca-Cola Company amended the shareholders agreement among the Company’s two primary shareholders, and the Company’s by-laws have been amended accordingly on April 14, 2010. The amendments primarily relates to changes in the voting requirements for certain decisions of the Board of Directors.

With the proceeds from the issuance of the US$ 500 Senior Notes the Company repaid at maturity its Certificados Bursatiles on February 25, 2010 for Ps. 2,000 as well as Ps. 1,000 on April 16, 2010.

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

Date: June 10, 2010