Form 20-F
period 2010-12-31
COCA COLA FEMSA SAB DE CV
filed 2011-06-17
CIK 910631

As filed with the Securities and Exchange Commission on June 17, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010
Commission file number 1-12260

Coca‑Cola FEMSA, S.A.B. de C.V.
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

The number of outstanding shares of each class of capital or common stock as of December 31, 2010 was:

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

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 12.3825 to US$ 1.00, the exchange rate for Mexican pesos on December 30, 2010, the last day in 2010 for which information is available, according to the U.S. Federal Reserve Board.  On June 10, 2011, this exchange rate was Ps. 11.8668 to US$ 1.00.  See “Item 3.  Key Information—Exchange Rate Information” for information regarding exchange rates since January 1, 2006.

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
1

Item 1.  Not Applicable

Item 2.  Not Applicable

Item 3.  Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

This annual report includes (under Item 18) our audited consolidated balance sheets as of December 31, 2010 and 2009 and the related consolidated statements of income and changes in shareholders’ equity and cash flows for the years ended December 31, 2010, 2009 and 2008.  Our consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards, which we sometimes refer to as Mexican FRS.  Mexican Financial Reporting Standards differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP.  Notes 26 and 27 to our consolidated financial statements provide a description of the principal differences between Mexican Financial Reporting Standards and U.S. GAAP as they relate to us, together with reconciliation to U.S. GAAP of net income and shareholders’ equity.

Through December 31, 2007, Mexican Financial Reporting Standards required us to recognize effects of inflation in our financial statements and re-express financial statements from prior periods in constant pesos as of the end of the most recent period presented.  For periods beginning in 2008, we adopted Norma de Información Financiera (NIF) B-10 “Effects of Inflation” under Mexican Financial Reporting Standards.  Under this rule, the previous inflation accounting rules requiring us to re-express prior years to reflect the impact of current period inflation no longer apply, unless the economic environment in which we operate qualifies as inflationary pursuant to Mexican Financial Reporting Standards.  An economic environment is inflationary if the cumulative inflation equals or exceeds an aggregate of 26% over the preceding three consecutive years.  As a result, we ceased to recognize the effects of inflation on our financial information for our subsidiaries in Mexico, Guatemala, Panama, Colombia and Brazil.  For the rest of our subsidiaries in Argentina, Venezuela, Costa Rica and Nicaragua, we continue applying inflationary accounting in accordance with Mexican Financial Reporting Standards.

Pursuant to Mexican Financial Reporting Standards, the information presented in this annual report presents financial information for 2010, 2009 and 2008 in nominal terms that has been presented in Mexican pesos, taking into account local inflation of each inflationary economic environment and converting from local currency to Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country categorized as an inflationary economic environment.  For each non-inflationary economic environment, local currency is converted to Mexican pesos using the year-end exchange rate for assets and liabilities, the historical exchange rate for shareholders’ equity and the average exchange rate for the income statement.  Our financial information for 2007 and 2006 is expressed in constant pesos as of December 31, 2007.
2

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

•         Financial statements for 2010, 2009 and 2008 are stated in nominal Mexican pesos.

•         Beginning in 2008, as a result of discontinuing inflationary accounting for subsidiaries that operate in non-inflationary economic environments, the financial statements are no longer considered to be presented in a reporting currency that comprehensively includes the effects of price level changes; therefore, the inflationary effects of inflationary economic environments arising in 2008, 2009 and 2010 result in a difference to be reconciled for U.S. GAAP purposes.  See Notes 26 and 27 to our consolidated financial statements.

Our non-Mexican subsidiaries maintain their accounting records in the currency and in accordance with accounting principles generally accepted in the country where they are located.  For presentation in our consolidated financial statements, we adjust these accounting records into Mexican Financial Reporting Standards and reported in Mexican pesos under these standards.

3

The following table presents selected financial information of our company.  This information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto.  The selected financial information contained herein is presented on a consolidated basis, and is not necessarily indicative of our financial position or results from operations at or for any future date or period.  See Note 4 to our consolidated financial statements for our significant accounting policies.

	Year Ended December 31,
		2010(1)		2010		2009(2)		2008(3)		2007		2006
		(2010, 2009 and 2008 in millions of Mexican pesos or millions of U.S. dollars; 2007 and 2006 in millions of constant Mexican pesos as of December 31, 2007, except share and per share data)
Income Statement Data:
Mexican FRS
Total revenues	US$	8,355	Ps.	103,456	Ps.	102,767	Ps.	82,976	Ps.	69,251	Ps.	64,046
Cost of goods sold		4,485		55,534		54,952		43,895		35,876		33,740
Gross profit		3,870		47,922		47,815		39,081		33,375		30,306
Operating expenses		2,491		30,843		31,980		25,386		21,889		20,013
Income from operations		1,379		17,079		15,835		13,695		11,486		10,293
Comprehensive financing result		99		1,228		1,373		3,552		345		1,195
Other expenses, net		104		1,292		1,449		1,831		702		1,046
Income taxes		344		4,260		4,043		2,486		3,336		2,555
Consolidated net income		832		10,299		8,970		5,826		7,103		5,497
Controlling interest net income		791		9,800		8,523		5,598		6,908		5,292
Non-controlling interest net income		41		499		446		228		195		205
Net controlling income per share(4)		0.43		5.31		4.62		3.03		3.74		2.86

U.S. GAAP
Total revenues.	US$	8,328	Ps.	103,122	Ps.	100,393	Ps.	81,099	Ps.	69,131	Ps.	59,940
Cost of goods sold		4,518		55,944		54,335		43,490		36,118		31,426
Gross profit		3,810		47,178		46,058		37,609		33,013		28,514
Operating expenses		2,566		31,770		31,843		25,567		22,279		19,773
Income from operations		1,244		15,408		14,215		12,042		10,734		8,741
Comprehensive financing result		102		1,260		1,752		3,917		278		1,142
Other expenses, net		13		163		226		440		241		(124)
Income taxes		331		4,097		3,525		1,987		3,272		2,420
Consolidated net income(5)		816		10,105		8,853		5,802		6,953		5,280
Controlling interest net income		776		9,608		8,407		5,571		6,765		5,104
Non-controlling interest net income		40		497		446		231		188		176
Net controlling income per share(4)		0.42		5.20		4.55		3.02		3.66		2.76

Balance Sheet Data:
Mexican FRS
Cash, cash equivalents and marketable securities	US$	1,012	Ps.	12,534	Ps.	9,740	Ps.	6,192	Ps.	7,542	Ps.	4,641
Other current assets		1,123		13,902		13,899		11,800		9,919		7,301
Property, plant and equipment, net		2,592		32,100		31,242		28,236		23,709		23,362
Intangible assets, net		4,136		51,213		50,898		47,453		42,458		41,064
Other assets, net		348		4,312		4,882		4,277		3,550		3,497
Total assets.		9,211		114,061		110,661		97,958		87,178		80,427
Short-term bank loans and notes payable.		148		1,840		5,427		6,119		4,814		3,419
Other current liabilities		1,277		15,806		18,021		15,214		11,496		9,904
Long-term bank loans and notes payable		1,253		15,511		10,498		12,455		14,102		16,799
Other long-term liabilities		567		7,023		8,243		6,554		5,985		5,850
Total liabilities		3,245		40,180		42,189		40,342		36,397		35,972
Shareholders’ equity		5,966		73,881		68,472		57,616		50,781		44,454
Capital stock		252		3,116		3,116		3,116		3,116		3,116
Non-controlling interest in consolidated subsidiaries		210		2,602		2,296		1,703		1,641		1,475
Controlling interest		5,756		71,279		66,176		55,913		49,140		42,979
U.S. GAAP
Cash, cash equivalents and marketable securities	US$	980	Ps.	12,140	Ps.	9,740	Ps.	6,192	Ps.	7,542	Ps.	5,074
Other current assets		1,218		15,081		14,936		12,493		10,523		6,868
Property, plant and equipment, net		2,430		32,258		29,835		28,045		23,044		21,258
Intangible assets, net		3,961		50,697		49,336		46,580		42,458		41,088
Other assets, net		388		4,837		4,582		4,663		5,015		4,266
Total assets.		8,977		115,013		108,429		97,973		88,582		78,554
Short-term bank loans and notes payable		148		1,840		5,427		6,119		4,814		3,289
Other current liabilities		1,277		15,816		18,033		15,226		11,430		9,329
Long-term bank loans and notes payable		1,253		15,511		10,497		12,455		14,102		16,789
Other long-term liabilities		579		8,378		8,435		7,705		7,111		6,117
Total liabilities		3,257		41,545		42,392		41,505		37,457		35,524
Equity		5,720		73,468		66,037		56,468		51,125		43,030
Non-controlling interest in consolidated subsidiaries		213		2,633		2,333		1,707		1,653		1,260
Controlling interest		5,507		70,835		63,704		54,761		49,472		41,770
Capital stock		252		3,116		3,116		3,116		3,116		3,116

Other Data:
Mexican FRS
Depreciation(5)	US$	269	Ps.	3,333	Ps.	3,472	Ps.	3,022	Ps.	2,586	Ps.	2,625
Capital expenditures(6)		604		7,478		6,282		4,802		3,682		2,863

U.S. GAAP
Depreciation(5)	US$	273	Ps.	3,381	Ps.	3,696	Ps.	3,151	Ps.	2,717	Ps.	2,483

(1)     Translation to U.S. dollar amounts at an exchange rate of Ps. 12.3825 to US$ 1.00 solely for the convenience of the reader.

(2)     Includes results from the operations of Brisa from Februray 2009.  See “Item 4—Information on the Company—The Company—Corporate History.”

(3)     Includes results from the operations of REMIL from June 1, 2008.  See “Item 4—Information on the Company—The Company—Corporate History.”

(4)     Computed on the basis of 1,846.5 million shares outstanding.

(5)     Includes depreciation of coolers reclassified to property, plant and equipment during 2009.

(6)     Expressed in historical Mexican pesos.

DIVIDENDS AND DIVIDEND POLICY

The following table sets forth the nominal amount in Mexican pesos of dividends declared and paid per share each year and the U.S. dollar amounts on a per share basis actually paid to holders of American Depositary Shares, which we refer to as ADSs, on each of the respective payment dates.

Fiscal Year with Respect to which Dividend was Declared	Date Dividend Paid	Mexican Pesos per Share (Nominal)	U.S. Dollars per Share(1)
2006	May 15, 2007	0.438	0.041
2007	May 6, 2008	0.512	0.049
2008	April 13, 2009	0.727	0.054
2009	April 26, 2010	1.410	0.116
2010	April 27, 2011	2.360	0.204

(1) Expressed in U.S. dollars using the exchange rate applicable when the dividend was paid.

The declaration, amount and payment of dividends are subject to approval by a simple majority of the shareholders up to an amount equivalent to 20% of the preceding years’ retained earnings and by a majority of shareholders of each of Series A and Series D Shares voting together as a single class above 20% of the preceding years’ retained earnings, generally upon the recommendation of our board of directors, and will depend upon our operating results, financial condition, capital requirements, general business conditions and the requirements of Mexican law.  Accordingly, our historical dividend payments are not necessarily indicative of future dividends.

Holders of Series L Shares, including in the form of ADSs, are not entitled to vote on the declaration and payments of dividends.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate expressed in Mexican pesos per U.S. dollar.

Period	Exchange Rate
	High	Low	Average(1)	End of Period
2006	11.46	10.43	10.90	10.80
2007	11.27	10.67	10.93	10.92
2008	13.94	9.92	11.21	13.83
2009	15.41	12.63	13.58	13.06
2010	13.19	12.16	12.64	12.38

Source:  The Federal Reserve Bank of New York and U.S. Federal Reserve Board

(1)     Average month-end rates.

	Exchange Rate
	High		Low		End of Period

2009:
First Quarter	Ps.	15.41	Ps.	13.33	Ps.	14.21
Second Quarter		13.89		12.88		13.17
Third Quarter		13.80		12.82		13.48
Fourth Quarter		13.67		12.63		13.06

2010:
First Quarter	Ps.	13.19	Ps.	12.30	Ps.	12.30
Second Quarter		13.14		12.16		12.83
Third Quarter		13.17		12.49		12.63
Fourth Quarter		12.61		12.21		12.38
December	Ps.	12.47	Ps.	12.33	Ps.	12.38

2011:
First Quarter	Ps.	12.25	Ps.	11.92	Ps.	11.92
January		12.25		12.04		12.15
February		12.18		11.97		12.11
March		12.11		11.92		11.92
April		11.85		11.52		11.52
May		11.77		11.51		11.58

Source:  The Federal Reserve Bank of New York and the U.S. Federal Reserve Board

On June 10, 2011, the exchange rate was Ps. 11.8668 to US$ 1.00, according to the U.S. Federal Reserve Board.

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

RISK FACTORS

Risks Related to Our Company

Our business depends on our relationship with The Coca-Cola Company, and changes in this relationship may adversely affect our results from operations and financial condition.

Approximately 99% of our sales volume in 2010 was derived from sales of Coca-Cola trademark beverages.  We produce, market and distribute Coca-Cola trademark beverages through standard bottler agreements in certain territories in Mexico and Latin America, which we refer to as “our territories.”  See “Item 4. Information on the Company—The Company—Our Territories.”  Through its rights under our bottler agreements and as a large shareholder, The Coca-Cola Company has the right to participate in the process for making important decisions related to our business.

The Coca-Cola Company may unilaterally set the price for its concentrate.  In addition, under our bottler agreements, we are prohibited from bottling or distributing any other beverages without The Coca-Cola Company’s authorization or consent, and we may not transfer control of the bottler rights of any of our territories without consent of The Coca-Cola Company.

The Coca-Cola Company also makes significant contributions to our marketing expenses, although it is not required to contribute a particular amount.  Accordingly, The Coca-Cola Company may discontinue or reduce such contributions at any time.

We depend on The Coca-Cola Company to renew our bottler agreements.  In Mexico, we have four bottler agreements; the agreements for two territories expire in June 2013 and the agreements for the other two territories expire in May 2015.  Our bottler agreements with The Coca-Cola Company will expire for our territories in other countries as follows:  Argentina in September 2014; Brazil in April 2014; Colombia in June 2014; Venezuela in August 2016; Guatemala in March 2015; Costa Rica in September 2017; Nicaragua in May 2016; and Panama in November 2014.  All of our bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement.  In addition, these agreements generally may be terminated in the case of material breach.  See “Item 4. Information on the Company—Bottler Agreements.”  Termination would prevent us from selling Coca-Cola  trademark beverages in the affected territory and would have an adverse effect on our business, financial conditions, results from operations and prospects.

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
8

We have significant transactions with affiliates, particularly The Coca-Cola Company and FEMSA, which may create the potential for conflicts of interest and could result in less favorable terms to us.

We engage in transactions with subsidiaries of both The Coca-Cola Company and FEMSA.  Our main transactions with FEMSA include supply agreements under which we purchase certain supplies and equipment, a service agreement under which a FEMSA subsidiary transports finished products from our production facilities to distribution facilities in Mexico, sales of finished products to Oxxo, a Mexican convenience store chain owned by FEMSA, a service agreement under which a FEMSA subsidiary provides administrative services to us, and sales and distribution agreements with Cervejarias Kaiser Brasil S.A., or Cervejarias Kaiser, a Brazilian subsidiary of Cuauhtémoc Moctezuma Holding, S.A. de C.V., a brewer with operations in Mexico and Brazil, formerly known as FEMSA Cerveza, S.A. de C.V., or FEMSA Cerveza, currently a wholly-owned subsidiary of the Heineken Group.   On April 30, 2010, the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group closed.  We have agreed with Cervejarias Kaiser to continue to distribute and sell the Kaiser  beer portfolio in our Brazilian territories through the 20-year term, consistent with the arrangements in place since 2006.  See “Item 4.  Information on the Company—The Company—Product and Packaging Mix—Mercosur (Brazil and Argentina).”  In addition, we have entered into cooperative marketing arrangements with The Coca-Cola Company.  We are a party to a number of bottler agreements with The Coca-Cola Company.  We also have agreed to jointly develop still beverages and waters in our territories with The Coca-Cola Company and have entered into agreements to jointly acquire companies with The Coca-Cola Company.  See “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions.”

Our transactions with related parties may create the potential for conflicts of interest, which could result in terms less favorable to us than could be obtained from an unaffiliated third party.

Competition could adversely affect our financial performance.

The beverage industry in the territories in which we operate is highly competitive.  We face competition from other bottlers of sparkling beverages such as Pepsi  products, and from producers of low cost beverages or “B brands.”  We also compete in different beverage categories, other than sparkling beverages, such as water, juice-based beverages, teas and sport drinks.  Although competitive conditions are different in each of our territories, we compete principally in terms of price, packaging, consumer sales promotions, customer service and product innovation.  See “Item 4.  Information on the Company—The Company—Competition.”  There can be no assurances that we will be able to avoid lower pricing as a result of competitive pressure.  Lower pricing, changes made in response to competition and changes in consumer preferences may have an adverse effect on our financial performance.

Changes in consumer preference could reduce demand for some of our products.

The non-alcoholic beverage industry is rapidly evolving as a result of, among other things, changes in consumer preferences.  Specifically, consumers are becoming increasingly more aware of and concerned about environmental and health issues.  Concerns over the environmental impact of plastic may reduce the consumption of our products sold in plastic bottles or result in additional taxes that would adversely affect consumer demand.  In addition, researchers, health advocates and dietary guidelines are encouraging consumers to reduce their consumption of certain types of beverages sweetened with sugar and high fructose corn syrup, which could reduce demand for certain of our products.  A reduction in consumer demand would adversely affect our results from operations.

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

We obtain the vast majority of the water used in our production pursuant to concessions to exploit wells, which are generally granted based on studies of the existing and projected groundwater supply.  Our existing water concessions or contracts to obtain water may be terminated by governmental authorities under certain circumstances and their renewal depends on receiving necessary authorizations from local and/or federal water authorities.  See “Item 4.  Information on the Company—Regulation—Water Supply Law.”  In some of our other territories, our existing water supply may not be sufficient to meet our future production needs, and the available water supply may be adversely affected by shortages or changes in governmental regulations and environmental changes.

We cannot assure you that water will be available in sufficient quantities to meet our future production needs or will prove sufficient to meet our water supply needs.

Increases in the prices of raw materials would increase our cost of goods sold and may adversely affect our results from operations.

Our most significant raw materials are (1) concentrate, which we acquire from affiliates of The Coca-Cola Company, (2) packaging materials and (3) sweeteners.  Prices for sparkling beverages concentrate are determined by The Coca-Cola Company as a percentage of the weighted average retail price in local currency, net of applicable taxes.  In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for sparkling beverages in Brazil and Mexico. These increases were fully implemented in Brazil in 2008 and in Mexico in 2009.  However, we may experience further increases in the future.  The prices for our remaining raw materials are driven by market prices and local availability as well as the imposition of import duties and import restrictions and fluctuations in exchange rates.  We are also required to meet all of our supply needs from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to us.  Our sales prices are denominated in the local currency in each country in which we operate, while the prices of certain materials, including those used in the bottling of our products, mainly resin, ingots to make plastic bottles, finished plastic bottles, aluminum cans and high fructose corn syrup, are paid in or determined with reference to the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the currency of the countries in which we operate, as was the case in 2008 and 2009.  See “Item 4.  Information on the Company—The Company—Raw Materials.”

Our most significant packaging raw material costs arise from the purchase of resin and plastic ingots to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are tied to crude oil prices and global resin supply.  The average prices that we paid for resin and plastic ingots in U.S. dollars decreased significantly in 2010 and in 2009; however, we cannot provide any assurance that prices will remain at these levels, and they may also increase in future periods.  During 2009-2010 international sugar prices were volatile due to various factors, including shifting demands, availability and climate issues affecting production and distribution.  Sugar prices in all of the countries in which we operate other than Brazil are subject to local regulations and other barriers to market entry that cause us to pay in excess of international market prices for sugar.  Average sweetener prices paid during 2010 were higher as compared to 2009 in all of the countries in which we operate.  See “Item 4.  Information on the Company—The Company—Raw Materials.”  We cannot assure you that our raw material prices will not further increase in the future.  Increases in the prices of raw materials would increase our cost of goods sold and adversely affect our financial performance.

Taxes could adversely affect our business.

The countries in which we operate may adopt new tax laws or modify existing law to increase taxes applicable to our business.  For example, in Mexico, a general tax reform became effective on January 1, 2010, pursuant to which, as applicable to us, there is a temporary increase in the income tax rate from 28% to 30% from 2010 through 2012.  This increase will be followed by a reduction to 29% for the year 2013 and a further reduction in 2014 to return to the previous rate of 28%.  In addition, the value added tax (VAT) rate increased in 2010 from 15% to 16%.   This increase had an impact on our results from operations due to the reduction in disposable income of consumers.

In Panama there was an increase in a certain consumer tax, effective as of April 1, 2010, affecting syrups, powders and concentrate.   Some of these materials are used for the production of our sparkling beverages.  These taxes increased from 6% to 10%.

Our products are also subject to certain taxes in many of the countries in which we operate. Certain countries in Central America, Brazil and Argentina also impose taxes on sparkling beverages.  See “Item 4.  Information on the Company—Regulation—Taxation of Sparkling Beverages.”  We cannot assure you that any governmental authority in any country where we operate will not impose new taxes or increase taxes on our products in the future.  The imposition of new taxes or increases in taxes on our products may have a material adverse effect on our business, financial condition, prospects and results from operations.

Regulatory developments may adversely affect our business.

We are subject to regulation in each of the territories in which we operate.  The principal areas in which we are subject to regulation are environment, labor, taxation, health and antitrust.  Regulation can also affect our ability to set prices for our products.  See “Item 4.  Information of the Company—Regulation.”  The adoption of new laws or regulations or a stricter interpretation or enforcement thereof in the countries in which we operate may increase our operating costs or impose restrictions on our operations which, in turn, may adversely affect our financial condition, business and results from operations.  In particular, environmental standards are becoming more stringent in several of the countries in which we operate, and we are in the process of complying with these standards, although we cannot assure you that we will be able to meet any timelines for compliance established by the relevant regulatory authorities.  See “Item 4.  Information of the Company—Regulation—Environmental Matters.”  Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on our future results from operations or financial condition.

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which we operate.  We are currently subject to price controls in Argentina.  The imposition of these restrictions or voluntary price restraints in other territories may have an adverse effect on our results from operations and financial position.  See “Item 4.  Information on the Company—Regulation—Price Controls.”  We cannot assure you that governmental authorities in any country where we operate will not impose statutory price controls or that we will need to implement voluntary price restraints in the future.

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

Our operations have from time to time been subject to investigations and proceedings by antitrust authorities and litigation relating to alleged anticompetitive practices.  We have also been subject to investigations and proceedings on environmental and labor matters.  We cannot assure you that these investigations and proceedings could not have an adverse effect on our results from operations or financial condition.  See “Item 8.  Financial Information—Legal Proceedings.”

Weather conditions may adversely affect our results from operations.

Lower temperatures and higher rainfall may negatively impact consumer patterns, which may result in lower per capita consumption of our beverage offerings. Additionally, adverse weather conditions may affect road infrastructure in the territories in which we operate and limit our ability to sell and distribute our products, thus affecting our results from operations. As was the case in Mexico, Colombia, Venezuela and Central America in 2010, adverse weather conditions affected our sales in certain regions of these territories.

Risks Related to the Series L Shares and the ADSs

Holders of our Series L Shares have limited voting rights.

Holders of our Series L Shares are entitled to vote only in certain circumstances.  In general terms they may elect three of our 18 directors and are only entitled to vote on specific matters, including certain changes in our corporate form, mergers involving our company when our company is the merged entity or when the principal corporate purpose of the merged entity is not related to the corporate purpose of our company, the cancellation of the registration of our shares on the Mexican Stock Exchange or any other foreign stock exchange, and those matters for which the Ley de Mercado de Valores (Mexican Securities Market Law) expressly allow them to vote.  As a result, Series L shareholders will not be able to influence our business or operations.  See “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10.  Additional Information—Bylaws—Voting Rights, Transfer Restrictions and Certain Minority Rights.”

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

Risks Related to Mexico and the Other Countries in Which We Operate

Adverse economic conditions in Mexico may adversely affect our financial condition and results from operations.

We are a Mexican corporation, and our Mexican operations are our single most important geographic territory.  For the year ended December 31, 2010, 37.5% of our total revenues were attributable to Mexico.  The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in the U.S. economy may affect the Mexican economy.  Prolonged periods of weak economic conditions in Mexico may have, and in the past have had, a negative effect on our company and a material adverse effect on our results from operations and financial condition.

Our business may be significantly affected by the general condition of the Mexican economy, or by the rate of inflation and interest rates in Mexico and exchange rates for the Mexican peso.  Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products.  See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”  In addition, an increase in interest rates in Mexico would increase the cost to us of variable rate, Mexican peso-denominated funding, which constituted approximately 18% of our total debt as of December 31, 2010, and have an adverse effect on our financial position.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Depreciation of the Mexican peso relative to the U.S. dollar could adversely affect our financial condition and results from operations.

Depreciation of the Mexican peso relative to the U.S. dollar increases the cost to us of some of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars and thereby may negatively affect our results from operations and financial position and shareholders’ equity.  Significant fluctuation of the Mexican peso relative to the U.S. dollar occurred in the past, for example, at the end of 2008 and into 2009.  According to the U.S. Federal Reserve Board, the exchange rate registered a low of Ps. 9.92 to US$ 1.00 at August 5, 2008, and a high of Ps. 15.41 to US$ 1.00 at March 2, 2009 in that period.  At December 30, 2010, the exchange rate was Ps. 12.38 to U.S.$ 1.00.  At June 10, 2011, the exchange rate was Ps. 11.8668 to US$ 1.00.  See “Item 3.  Key Information—Exchange Rate Information” and “Item 11.  Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Rate Risk.”

We generally do not hedge our exposure to the U.S. dollar with respect to the Mexican peso and other currencies, other than with respect to our U.S. dollar-denominated debt obligations, and recently, the purchase of certain raw materials.  A severe depreciation of the Mexican peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated indebtedness or obligations in other currencies. While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange rate policies in the future.  Currency fluctuations may have an adverse effect on our results from operations, financial condition and cash flows in future periods.

Political events in Mexico could adversely affect our operations.

Mexican political events may significantly affect our operations.  Presidential elections in Mexico occur every six years, and the most recent election occurred in July 2006.  Elections of the senate also occurred in July 2006, and although the Partido Acción Nacional won a plurality of the seats in the Mexican congress in the election, no party succeeded in securing a majority.  Elections of the Cámara de Diputados (House of Representatives) occurred in 2009, and although the Partido Revolucionario Institucional won a plurality of seats in the House of Representatives, no party succeeded in securing a majority.  The absence of a clear majority by a single party is likely to continue.  This situation may result in government gridlock and political uncertainty.  We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results from operations.

Economic and political conditions in the other Latin American countries in which we operate may increasingly adversely affect our business.

In addition to Mexico, we conduct operations in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina.  Total revenues and income from our combined non-Mexican operations increased as a percentage of our consolidated total revenues and income from operations from 42.8% and 29.5%, respectively, in 2005 to 62.5% and 61.3%, respectively, in 2010.  As a consequence, our results have been increasingly affected by the economic and political conditions in the countries, other than Mexico, where we conduct operations.

Consumer demand, preferences, real prices and the costs of raw materials are heavily influenced by macroeconomic and political conditions in the other countries in which we operate.  These conditions vary by country and may not be correlated to conditions in our Mexican operations.  In Venezuela we continue to face exchange rate risk as well as scarcity of and restrictions to import raw materials.  Deterioration in economic and political conditions in any of these countries would have an adverse effect on our financial position and results from operations.

Depreciation of the local currencies of the countries in which we operate against the U.S. dollar may increase our operating costs.  We have also operated under exchange controls in Venezuela since 2003 that limit our ability to remit dividends abroad or make payments other than in local currencies and that may increase the real price paid for raw materials and services purchased in local currency.  In January 2010, the Venezuelan government announced a devaluation of its official exchange rate and the establishment of a multiple exchange rate system of:  (1) 2.60 bolivars to US$ 1.00 for high priority categories (2) 4.30 bolivars to US$ 1.00 for non-priority categories and (3) the recognition of the existence of other exchange rates that the government shall determine.  In January 2011, the Venezuelan government announced that its only official exchange rate effective as of January 1, 2011 is 4.30 bolivars to US$ 1.00, although the Venezuelan government continues to recognize the existence of other exchange rates that the government shall determine.  This devaluation has had an impact on our financial results and results from operations as a result of the exchange rate as applied to our U.S. dollar-denominated raw material costs.  Future currency devaluation or the imposition of exchange controls in any of the countries in which we have operations would have an adverse effect on our financial position and results from operations.

We cannot assure you that political or social developments in any of the countries in which we have operations, over which we have no control, will not have a corresponding adverse effect on the economic situation and on our business, financial condition or results from operations.

Item 4.  Information on the Company

THE COMPANY

Overview

We are the largest publicly listed bottler of Coca-Cola trademark beverages in the world, calculated by sales volume in 2010.  We operate in territories in the following countries:

·         Mexico – a substantial portion of central Mexico (including Mexico City and the states of Michoacán and Guanajuato) and southeast Mexico (including the Gulf region).

·         Central America – Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide) and Panama (nationwide).

·         Colombia – most of the country.

·         Venezuela – nationwide.

·         Brazil – the area of greater São Paulo, Campinas, Santos, the state of Mato Grosso do Sul, part of the state of Minas Gerais and part of the state of Goiás.

·         Argentina – Buenos Aires and surrounding areas.

Our company was organized on October 30, 1991 as a sociedad anónima de capital variable (a variable capital stock corporation) under the laws of Mexico with a duration of 99 years.  On December 5, 2006, as required by amendments to the Mexican Securities Market Law, we became a sociedad anónima bursátil de capital variable (a variable capital listed stock corporation).  Our legal name is Coca-Cola FEMSA, S.A.B. de C.V.  Our principal executive offices are located at Guillermo González Camarena No. 600, Col. Centro de Ciudad Santa Fé, Delegación Álvaro Obregón, México, D.F., 01210, México.  Our telephone number at this location is (52-55) 5081-5100.  Our website is www.coca-colafemsa.com.

The following is an overview of our operations by reporting segment in 2010.

Operations by Reporting Segment—Overview
Year Ended December 31, 2010(1)
	Total Revenues	Percentage of Total Revenues	Income from Operations	Percentage of Income from Operations
Mexico	38,782	37.5%	6,605	38.7%
Latincentro(2)	17,281	16.7%	3,022	17.7%
Venezuela	14,033	13.6%	2,444	14.3%
Mercosur(3)	33,360	32.2%	5,008	29.3%
Consolidated	103,456	100.0%	17,079	100.0%

(1)      Expressed in millions of Mexican pesos, except for percentages.

(2)      Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.

(3)      Includes Brazil and Argentina.

Corporate History

We are a subsidiary of FEMSA, which also owns Oxxo, the largest Mexican convenience store chain, and which formerly owned FEMSA Cerveza, now Cuauhtémoc Moctezuma Holding, S.A. de C.V., a brewer with operations in Mexico and Brazil, currently a wholly-owned subsidiary of the Heineken Group.  On April 30, 2010, the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group closed.

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

In August 2010, we acquired from The Coca-Cola Company along with other Brazilian Coca-Cola  bottlers the business operations of the Matte Leao tea brand.  We currently have a 13.84% indirect interest in the Matte Leao business in Brazil.

On March 28, 2011, we acquired together with The Coca-Cola Company, Grupo Estrella Azul (also known as Grupo Industrias Lacteas), a Panamanian conglomerate that participates in the dairy and juice-based beverage categories in Panama.  We will continue to develop this business jointly with The Coca-Cola Company.

As of May 31, 2011, FEMSA indirectly owned Series A Shares equal to 53.7% of our capital stock (63.0% of our capital stock with full voting rights).  As of May 31, 2011, The Coca-Cola Company indirectly owned Series D Shares equal to 31.6% of the capital stock of our company (37.0% of our capital stock with full voting rights).  Series L Shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the New York Stock Exchange, constitute the remaining 14.7% of our capital stock.

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

•         Mercosur (covering territories in Brazil and Argentina) with headquarters in São Paulo, Brazil.

One of our goals is to maximize growth and profitability to create value for our shareholders.  Our efforts to achieve this goal are based on:  (1) transforming our commercial models to focus on our customers’ value potential and using a value-based segmentation approach to capture the industry’s value potential, (2) implementing multi-segmentation strategies in our major markets to target distinct market clusters divided by consumption occasion, competitive intensity and socioeconomic levels; (3) implementing well-planned product, packaging and pricing strategies through different distribution channels; (4) driving product innovation along our different product categories and (5) achieving the full operating potential of our commercial models and processes to drive operational efficiencies throughout our company.  To achieve these goals, we intend to continue to focus our efforts on, among other initiatives, the following:

•         working with The Coca-Cola Company to develop a business model to continue exploring and participating in new lines of beverages, extending existing product lines and effectively advertising and marketing our products;

•         developing and expanding our still beverage portfolio through innovation, strategic acquisitions and by entering into agreements to jointly acquire companies with The Coca-Cola Company;

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

We seek to increase per capita consumption of our products in the territories in which we operate.  To that end, our marketing teams continuously develop sales strategies tailored to the different characteristics of our various territories and distribution channels.  We continue to develop our product portfolio to better meet market demand and maintain our overall profitability.  To stimulate and respond to consumer demand, we continue to introduce new categories, products and new presentations.  See “—Product and Packaging Mix.”  In addition, because we view our relationship with The Coca-Cola Company as integral to our business, we use market information systems and strategies developed with The Coca-Cola Company to improve our business and marketing strategies.  See “—Description of Property, Plant and Equipment.”

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

Sustainable development is an important pillar of our Company’s strategy.  We continually develop programs that ensure the creation of social and economic value by fostering the quality of life of our employees, promoting a culture of health and well-being, supporting our surrounding communities and minimizing our operations’ environmental impact.

Our Territories

The following map shows our territories, giving estimates in each case of the population to which we offer products, the number of retailers of our beverages and the per capita consumption of our sparkling beverages as of December 31, 2010:

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

Our Products

We produce, market and distribute Coca-Cola  trademark beverages, and brands licensed from FEMSA through 2010.  The Coca-Cola  trademark beverages include:  sparkling beverages (colas and flavored sparkling beverages), waters, and still beverages (including juice drinks, teas and isotonics).  In December 2007 and May 2008, we sold most of our proprietary brands to The Coca-Cola Company.  See “—Corporate History.”  The following table sets forth our main brands as of December 31, 2010:

Colas:	Mexico	Latincentro(1)	Venezuela	Mercosur(2)
Coca-Cola	a	a	a	a
Coca-Cola Light	a	a	a	a
Coca-Cola Zero	a	a	a	a

Flavored sparkling beverages:	Mexico	Latincentro(1)	Venezuela	Mercosur(2)
Aquarius Fresh				a
Chinotto			a
Crush		a		a
Fanta	a	a		a
Fresca	a	a
Frescolita		a	a
Hit			a
Kuat				a
Lift	a	a
Mundet(3)	a
Quatro		a		a
Simba				a
Sprite	a	a		a

Water:	Mexico	Latincentro(1)	Venezuela	Mercosur(2)
Alpina		a
Brisa		a
Ciel	a
Crystal				a
Kin				a
Manantial		a
Nevada			a

Other Categories:	Mexico	Latincentro(1)	Venezuela	Mercosur(2)
Aquarius(4)				a
Cepita				a
Hi-C(5)		a
Jugos del Valle(5)	a	a		a
Nestea	a	a	a
Powerade(6)	a	a	a	a
Matte Leao(7)				a

(1)            Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.

(2)            Includes Brazil and Argentina.

(3)            Brand sold in Mexico by FEMSA to The Coca-Cola Company in September 2010 through The Coca-Cola Company’s acquisition of 100% of the equity interest of Promotora de Marcas Nacionales, S.A. de C.V.  We remain the licensee of the Mundet  trademark under license agreements with Promotora de Marcas Nacionales, S.A. de C.V.  See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

(4)            Flavored water.  In Brazil, also flavored sparkling beverage.

(5)            Juice-based beverage.  Includes ValleFrut  in Mexico and Fresh in Colombia.

(6)            Isotonic.

(7)            Ready to drink tea

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

	Sales Volume Year Ended December 31,
	2010	2009	2008
	(millions of unit cases)

Mexico	1,242.3	1,227.2	1,149.0
Latincentro
Central America(1)	137.0	135.8	132.6
Colombia(2)	244.3	232.2	197.9
Venezuela	211.0	225.2	206.7
Mercosur
Brazil(3)	475.6	424.1	370.6
Argentina	189.3	184.1	186.0
Combined Volume	2,499.5	2,428.6	2,242.8

(1)   Includes Guatemala, Nicaragua, Costa Rica and Panama.

(2)   As of June 1, 2009, includes sales from the Brisa bottled water business.

(3)   Excludes beer sales volume.  As of June 1, 2008, includes sales from REMIL.  As of the first quarter of 2010, we began to distribute certain ready to drink products under the Matte Leao brand.

Product and Packaging Mix

Out of the more than 100 brands and line extensions of beverages that we sell and distribute, our most important brand, Coca-Cola, together with its line extensions, Coca-Cola Light and Coca-Cola Zero, accounted for 61.7% of total sales volume in 2010.  Our next largest brands, Ciel (a water brand from Mexico), Fanta  (and its line extensions), Sprite  (and its line extensions) and ValleFrut  (and its line extensions), accounted for 9.9%, 5.8%, 2.6% and 2.2%, respectively, of total sales volume in 2010.  We use the term line extensions to refer to the different flavors in which we offer our brands.  We produce, market and distribute Coca-Cola  trademark beverages in each of our territories in containers authorized by The Coca‑Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles made of polyethylene terephtalate, which we refer to as PET.

We use the term presentation to refer to the packaging unit in which we sell our products.  Presentation sizes for our Coca-Cola  trademark beverages range from a 6.5-ounce personal size to a 3-liter multiple serving size.  For all of our products excluding water, we consider a multiple serving size as equal to, or larger than, 1.0 liter.   In general, personal sizes have a higher price per unit case as compared to multiple serving sizes.  We offer both returnable and non-returnable presentations, which allow us to offer portfolio alternatives based on convenience and affordability to implement revenue management strategies and to target specific distribution channels and population segments in our territories.  In addition, we sell some Coca-Cola  trademark beverage syrups in containers designed for soda fountain use, which we refer to as fountain.  We also sell bottled water products in bulk sizes, which refer to presentations equal to or larger than 5 liters, which have a much lower average price per unit case than our other beverage products.

The characteristics of our territories are very diverse.  Central Mexico and our territories in Argentina are densely populated and have a large number of competing sparkling beverages brands as compared to the rest of our territories.  Our territories in Brazil are densely populated but have lower per capita consumption of sparkling beverage products as compared to Mexico.  Portions of southern Mexico, Central America and Colombia are large and mountainous areas with lower population density, lower per capita income and lower per capita consumption of sparkling beverages.  In Venezuela, we face operational disruptions from time to time, which may have an effect on our volumes sold, and consequently, may result in lower per capita consumption.

The following discussion analyzes our product and packaging mix by reporting segment.  The volume data presented is for the years 2010, 2009 and 2008.

Mexico.  Our product portfolio consists of Coca-Cola  trademark beverages.  In 2008, as part of our efforts to strengthen our multi-category beverage portfolio, we incorporated the Jugos del Valle line of juice based beverages.  Total beverage per capita consumption of our products in our Mexican territories in 2010 was 598 eight-ounce servings.

The following table highlights historical sales volume and mix in Mexico for our products:

	Year Ended December 31,
	2010	2009	2008
Total Sales Volume	(millions of unit cases)
Total	1,242.3	1,227.2	1,149.0
% Growth	1.2%	6.8%	3.5%
Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	74.1%	73.4%	75.4%
Water(1)	20.6	21.5	21.6
Still beverages	5.3	5.1	3.0
Total	100.0%	100.0%	100.0%

(1)   Includes bulk water volumes.

In 2010, our most popular sparkling beverage presentations were the 2.5-liter returnable plastic bottle, the 0.6-liter non‑returnable plastic bottle (the 20-ounce bottle that is also popular in the United States) and the 3.0-liter non-returnable plastic bottle, which together accounted for 54.3% of total sparkling beverage sales volume in Mexico.  Multiple serving presentations represented 67.5% of total sparkling beverages sales volume in Mexico in 2010, a 3.2% increase compared to 2009.  Our strategy is to foster consumption in single serving presentations while maintaining multiple serving volumes.  In 2010, our sparkling beverages increased as a percentage of our total sales volume from 73.4% in 2009 to 74.1% in 2010, mainly due to a decrease of the bulk water business and the strong preference of our consumers for the Coca-Cola  brand.

Total sales volume reached 1,242.3 million unit cases in 2010, an increase of 1.2% compared to 1,227.2 million unit cases in 2009.  Sparkling beverages sales volume increased 2.3% as compared to 2009.  The sparkling beverage category and the still beverage category accounted for total incremental volumes during the year.

Latincentro (excluding Venezuela).  Our total sales volume in Latincentro consist predominantly of Coca-Cola  trademark beverages.  Per capita consumption of our beverage products in Colombia and Central America was 127 and 171 eight-ounce servings, respectively, in 2010.

The following table highlights historical total sales volume and sales volume mix in Latincentro:

	Year Ended December 31,
	2010	2009	2008
Total Sales Volume	(millions of unit cases)
Total	381.3	368.0	330.5
% Growth	3.6%	11.3%	1.4%
Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	76.9%	79.3%	87.9%
Water(1)	15.3	13.0	7.7
Still beverages	7.8	7.7	4.4
Total	100.0%	100.0%	100.0%

(1)           Includes bulk water volume.

In 2010, multiple serving presentations, as a percentage of total sparkling beverage sales volume, represented 56.3% in Central America and 58.7% in Colombia.  In 2008, as part of our efforts to strengthen our multi-category beverage portfolio, we incorporated the Jugos del Valle line of juice-based beverages.  The acquisition of Brisa in 2009 helped us to become leader, based on sales volume, in the water market in Colombia.

Total sales volume was 381.3 million unit cases in 2010, increasing 3.6% compared to 368.0 million in 2009.  Water sales, including bulk water, represented approximately 80% of total incremental volume, mainly driven by the integration of the Brisa bottled water business in Colombia.  Sparkling beverages, driven by the Coca-Cola  brand and still beverages, mainly driven by the Jugos del Valle line of products and Nestea, represented the balance.

Venezuela.  Our product portfolio in Venezuela consists of Coca-Cola  trademark beverages.  Per capita consumption of our beverages in Venezuela during 2010 was 175 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Venezuela:

	Year Ended December 31,
	2010	2009	2008
Total Sales Volume	(millions of unit cases)
Total	211.0	225.2	206.7
% Growth	(6.3%)	9.0%	(1.1%)
Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	91.2%	91.7%	91.3%
Water(1)	5.4	5.0	5.8
Still beverages	3.4	3.3	2.9
Total	100.0%	100.0%	100.0%

(1)           Includes bulk water volume.

We have implemented a product portfolio rationalization strategy that allows us to minimize the impact of certain operating disruptions that have been recurrent in the last several years.  During 2010, we faced a difficult economic environment that prevented us from growing sales volume for our products, and our sparkling beverage volume decreased by 6.8%.

In 2010, multiple serving presentations represented 77.6% of total sparkling beverages sales volume in Venezuela.  Total sales volume was 211.0 million unit cases in 2010, a decrease of 6.3% compared to 225.2 million in 2009.

Mercosur (Brazil and Argentina).  Our product portfolio in Mercosur consists mainly of Coca-Cola  trademark beverages and the Kaiser  beer brand in Brazil, which we sell and distribute.  In 2009, as part of our efforts to strengthen our multi-category beverage portfolio, we incorporated the Jugos del Valle line of juice based beverages in Brazil.  In 2010, we incorporated ready to drink beverages under the Matte Leao brand in Brazil.  Per capita consumption of our beverages in Brazil and Argentina was 259 and 374 eight-ounce servings, respectively, in 2010.  The following table highlights historical total sales volume and sales volume mix in Mercosur, not including beer:

	Year Ended December 31,
	2010	2009	2008
Total Sales Volume	(millions of unit cases)
Total	664.9	608.2	556.6
% Growth	9.3%	9.3%	17.1%
Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	90.8%	92.0%	93.3%
Water(1)	4.2	4.1	4.2
Still beverages	5.0	3.9	2.5
Total	100.0%	100.0%	100.0%

(1)           Includes bulk water volume.

In 2008, in our continued effort to develop the still beverage category in Argentina, we launched Aquarius, a flavored water. During 2010, as part of our efforts to foster sparkling beverage per capita consumption in Brazil, we re-launched a 2.0-liter returnable plastic bottle for the Coca-Cola  brand and introduced two single-serve 0.25-liter presentations. These presentations accounted for close to 50% of incremental volumes in Brazil.

Total sales volume was 664.9 million unit cases in 2010, an increase of 9.3% compared to 608.2 million in 2009. Growth in sparkling beverages mainly driven by sales of the Coca-Cola  brand in both Brazil and Argentina, accounted for close to 80% of the growth during the year. Growth in still beverages, mainly driven by the Jugos del Valle line of products in Brazil and Aquarius  flavored water in Argentina, represented more than 15% of incremental volumes.  In 2010, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 28.5% in Argentina and 14.9% in Brazil.  In 2010, multiple serving presentations represented 71.1% and 84.6% of total sparkling beverages sales volume in Brazil and Argentina, respectively.

We sell and distribute the Kaiser  brands of beer in our territories in Brazil.  In January 2006, FEMSA Cerveza acquired a controlling stake in Cervejarias Kaiser.  Since that time, we have distributed the Kaiser  beer portfolio in our Brazilian territories, consistent with the arrangements between us and Cervejarias Kaiser in place prior to 2004.  Beginning in the second quarter of 2005, we ceased including beer that we distribute in Brazil in our reported sales volumes.  On April 30, 2010, the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group closed.  We have agreed with Cervejarias Kaiser to continue to distribute and sell the Kaiser  beer portfolio in our Brazilian territories through the 20-year term, consistent with the arrangement in place since 2006.

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

Marketing

Our Company, in conjunction with The Coca-Cola Company, has developed a marketing strategy to promote the sale and consumption of our products.  We rely extensively on advertising, sales promotions and retailer support programs to target the particular preferences of our consumers.  Our consolidated marketing expenses in 2010, net of contributions by The Coca-Cola Company, were Ps. 3,979 million.  The Coca-Cola Company contributed an additional Ps. 2,386 million in 2010, which mainly includes contributions for coolers, bottles and cases.  Through the use of advanced information technology, we have collected customer and consumer information that allow us to tailor our marketing strategies to target different types of customers located in each of our territories and to meet the specific needs of the various markets we serve.

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

Multi-Segmentation.  We have been implementing a multi-segmentation strategy in the majority of our markets.  This strategy consists of the implementation of different product/price/package portfolios by market cluster or group.  These clusters are defined based on consumption occasion, competitive intensity and socio-economic levels, rather than solely on the types of distribution channels.

Client Value Management.  We have been transforming our commercial models to focus on our customers’ value potential using a value-based segmentation approach to capture the industry’s potential.  We have started the rollout of this new model in our Mexico, Brazil, Colombia and Central America operations.

We believe that the implementation of these strategies described above also enables us to respond to competitive initiatives with channel-specific responses as opposed to market-wide responses.  In addition, it allows us to be more efficient in the way we go to market and invest our marketing resources in those segments that could provide a higher return.  Our marketing, segmentation and distribution activities are facilitated by our management information systems.  We have invested significantly in creating these systems, including in hand-held computers to support the gathering of product, consumer and delivery information for most of our sales routes throughout our territories.

Product Sales and Distribution

The following table provides an overview of our distribution centers and the retailers to which we sell our products:

Product Distribution Summary

as of December 31, 2010

	Mexico	Latincentro(1)	Venezuela	Mercosur(2)
Distribution centers	83	57	32	32
Retailers (3)	621,053	474,387	211,568	269,349

(1)     Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.

(2)     Includes Brazil and Argentina.

(3)     Estimated.

We continuously evaluate our distribution model in order to fit with the local dynamics of the marketplace and analyze the way we go to market, recognizing different service needs from our customers, while looking for a more efficient distribution model.  As part of this strategy, we are rolling out a variety of new distribution models throughout our territories looking for improvements in our distribution network.

We use several sales and distribution models depending on market, geographic conditions and the customer’s profile:  (1) the pre-sale system, which separates the sales and delivery functions, permitting trucks to be loaded with the mix of products that retailers have previously ordered, thereby increasing both sales and distribution efficiency, (2) the conventional truck route system, in which the person in charge of the delivery makes immediate sales from inventory available on the truck, (3) a hybrid distribution system, where the same truck carries product available for immediate sale and product previously ordered through the pre-sale system, (4) the telemarketing system, which could be combined with pre-sales visits and (5) sales through third-party wholesalers of our products.

As part of the pre-sale system, sales personnel also provides merchandising services during retailer visits, which we believe enhance the shopper experience at the point of sale.  We believe that an adequate number of service visits to retailers and frequency of deliveries are essential elements in an effective selling and distribution system for our products.

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

In Mexico, we sell a majority of our beverages at small retail stores to consumers who may take the beverages for consumption at home or elsewhere.  We also sell products through the “on-premise” consumption segment, supermarkets and other locations.  The “on-premise” consumption segment consists of sales through sidewalk stands, restaurants, bars and various types of dispensing machines as well as sales through point-of-sale programs in concert halls, auditoriums and theaters.

Brazil.    In Brazil, we sold 21.4% of our total sales volume through supermarkets in 2010.  Also in Brazil, the delivery of our finished products to customers is completed by a third party, while we maintain control over the selling function.  In designated zones in Brazil, third-party distributors purchase our products at a discount from the wholesale price and resell the products to retailers.

Territories other than Mexico and Brazil.  We distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors.  In most of our territories, an important part of our total sales volume is sold through small retailers, with low supermarket penetration.

Competition

Although we believe that our products enjoy wider recognition and greater consumer loyalty than those of our principal competitors, the markets in the territories in which we operate are highly competitive.  Our principal competitors are local Pepsi  bottlers and other bottlers and distributors of national and regional sparkling beverage brands.  We face increased competition in many of our territories from producers of low price beverages, commonly referred to as “B brands.”  A number of our competitors in Central America, Venezuela, Brazil and Argentina offer beer in addition to sparkling beverages, still beverages, and water, which may enable them to achieve distribution efficiencies.

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

Mexico.  Our principal competitors in Mexico are bottlers of Pepsi  products, whose territories overlap but are not co-extensive with our own.  In central Mexico we compete with a subsidiary of PepsiCo, Pepsi Beverage Company, the largest bottler of Pepsi  products globally, and Grupo Embotelladores Unidos, S.A.B. de C.V., the Pepsi  bottler in central and southeast Mexico.  Our main competition in the juice category in Mexico is Grupo Jumex.  In the water category, Bonafont, a water brand owned by Groupe Danone, is our main competition.  In addition, we compete with Cadbury Schweppes in sparkling beverages and with other national and regional brands in our Mexican territories, as well as low-price producers, such as Big Cola and Consorcio AGA, S.A. de C.V., that offer various presentations of sparkling and still beverages.

Latincentro (excluding Venezuela).  Our principal competitor in Colombia is Postobón, a well-established local bottler that sells flavored sparkling beverages, some of which have a wide consumption preference, such as manzana Postobón (apple Postobón), which is the second most popular flavor in the Colombian sparkling beverage industry in terms of total sales volume.  Postobón also sells Pepsi  products.  Postobón is a vertically integrated producer, the owners of which hold other significant commercial interests in Colombia.  We also compete with low-price producers, such as the producers of Big Cola, which principally offer multiple serving size presentations in the sparkling and still beverage industry.

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

Mercosur (Brazil and Argentina).  In Brazil, we compete against AmBev, a Brazilian company with a portfolio of brands that includes Pepsi, local brands with flavors such as guaraná, and proprietary beers.  We also compete against “B brands” or “Tubainas,” which are small, local producers of low‑cost flavored sparkling beverages in multiple serving presentations that represent a significant portion of the sparkling beverage market.

In Argentina, our main competitor is Buenos Aires Embotellador S.A. (BAESA), a Pepsi  bottler, which is owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev.  In addition, we compete with a number of competitors offering generic, low-priced sparkling beverages as well as many other generic products and private label proprietary supermarket brands.

Raw Materials

Pursuant to our bottler agreements, we are authorized to manufacture, sell and distribute Coca-Cola  trademark beverages within specific geographic areas, and we are required to purchase in some of our territories for all Coca-Cola  trademark beverages concentrate from companies designated by The Coca-Cola Company and artificial sweeteners from companies authorized by The Coca-Cola Company.  Concentrate prices for sparkling beverages are determined as a percentage of the weighted average retail price in local currency net of applicable taxes.  Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage has historically been set pursuant to periodic negotiations with The Coca-Cola Company.

In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for sparkling beverages in Brazil and Mexico. These increases were fully implemented in Brazil in 2008 and in Mexico in 2009.  As part of the cooperation framework that we reached with The Coca-Cola Company at the end of 2006, The Coca-Cola Company will provide a relevant portion of the funds derived from the concentrate increase for marketing support of our sparkling and still beverages portfolio.  See “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”

In addition to concentrate, we purchase sweeteners, carbon dioxide and other raw materials, resin and ingots to make plastic bottles, finished plastic and glass bottles, cans, closures and fountain containers, as well as other packaging materials.  Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for most of our beverages.  Our bottler agreements provide that, with respect to Coca-Cola trademark beverages, these materials may be purchased only from suppliers approved by The Coca-Cola Company, including affiliates of FEMSA.  Prices for packaging materials and high fructose corn syrup historically have been determined with reference to the U.S. dollar, although the local currency equivalent in a particular country is subject to price volatility in accordance with changes in exchange rates.  Our most significant packaging raw material costs arise from the purchase of resin, plastic ingots to make plastic bottles and finished plastic bottles, which we obtain from international and local producers.  The prices of these materials are tied to crude oil prices and global resin supply.  In recent years we have experienced volatility in the prices we pay for these materials.  Across our territories, our average price for resin in U.S. dollars increased in 2010 as compared to 2009.

Under our agreements with The Coca-Cola Company, we may use raw or refined sugar or high fructose corn syrup as sweeteners in our products.  Sugar prices in all of the countries in which we operate, other than Brazil, are subject to local regulations and other barriers to market entry that cause us to pay in excess of international market prices for sugar in certain countries.  During 2010, international sugar prices experienced significant volatility.

None of the materials or supplies that we use is presently in short supply, although the supply of specific materials could be adversely affected by strikes, weather conditions, governmental controls or national emergency situations.

Mexico.  We purchase our returnable plastic bottles from Graham Packaging México, S.A. de C.V., known as Graham, which is the exclusive supplier of returnable plastic bottles to The Coca-Cola Company and its bottlers in Mexico.  We also mainly purchase resin from Arteva Specialties, S. de R.L. de C.V., M. & G. Polímeros México S.A. de C.V. and DAK Resinas Americas Mexico S.A. de C.V., which ALPLA México S.A. de C.V., known as ALPLA, and Envases Innovativos de México S.A. de C.V. manufacture into non-returnable plastic bottles for us.

We purchase all of our cans from Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a cooperative of Coca-Cola  bottlers, in which we hold a 5.0% equity interest.  We mainly purchase our glass bottles from Compañía Vidriera, S.A. de C.V., known as VITRO, and Silices de Veracruz, S.A. de C.V., known as SIVESA, a wholly-owned subsidiary of FEMSA Cerveza, now Cuauhtémoc Moctezuma Holding, S.A. de C.V., currently a wholly-owned subsidiary of the Heineken Group.

We purchase sugar from, among other suppliers, Beta San Miguel, S.A. de C.V., a sugar cane producer in which we currently hold a 2.6% equity interest. We purchase high fructose corn syrup from CPIngredientes, S.A. de C.V. and Almidones Mexicanos, S.A. de C.V., known as Almex.

Imported sugar is subject to import duties, the amount of which is set by the Mexican government.  As a result, sugar prices in Mexico are in excess of international market prices for sugar, and in 2010, were 73% higher in Mexico.  In 2010,  sugar prices increased compared to 2009.

Latincentro (excluding Venezuela).  In Colombia, we use sugar as a sweetener in most of our products, which we buy from several domestic sources.  We purchase plastic bottles from Amcor and Tapón Corona de Colombia S.A.  We purchase all our glass bottles from Peldar O-I and cans from Crown, both suppliers in which Grupo Ardila Lulle, owners of our competitor Postobón, owns an equity interest.  Glass bottles and cans are available only from these local sources.

In Central America, the majority of our raw materials such as glass and plastic bottles are purchased from several local suppliers.  We purchase all of our cans from PROMESA.  Sugar is available from suppliers that represent several local producers.  Local sugar prices, in the countries that comprise the region, have increased mainly due to volatility in international prices.  In Costa Rica, we acquire plastic non-returnable bottles from ALPLA C.R. S.A., and in Nicaragua we acquire such plastic bottles from ALPLA Nicaragua, S.A.

Venezuela.  We use sugar as a sweetener in most of our products, which we purchase mainly from the local market.  Since 2003, from time to time, we have experienced a sugar shortage due to lower domestic production and the inability of the predominant sugar importers to obtain permission to import in a timely manner.  Sugar supply was affected in 2010  due to (1) shortages in local  sugar cane production, (2) quotas imposed by the government to sugar suppliers that limit the quantity of sugar that can be delivered to the food and beverages industry and (3) a production decrease by certain sugar mills.  We cannot assure you that we will be able to meet our sugar requirements in the long term if sugar supply conditions do not improve.  We buy glass bottles from one local supplier, Productos de Vidrio, S.A., but there are alternative suppliers authorized by The Coca-Cola Company.  We acquire most of our plastic non-returnable bottles from ALPLA de Venezuela, S.A. and all of our aluminum cans from a local producer, Dominguez Continental, C.A.

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

Mercosur (Brazil and Argentina).  Sugar is available in Brazil at local market prices, which historically have been similar to international prices.  Sugar prices in Brazil in recent periods have been volatile, mainly due to the increased demand for sugar cane for production of alternative fuels, and our average acquisition cost for sugar in 2010  increased.  See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.”  We purchase glass bottles, plastic bottles and cans from several domestic and international suppliers.

In Argentina, we mainly use high fructose corn syrup that we purchase from several different local suppliers as a sweetener in our products instead of sugar.  We purchase glass bottles, plastic cases and other raw materials from several domestic sources.  We purchase pre-formed plastic ingots, as well as returnable plastic bottles, at competitive prices from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil, and other local suppliers.  We also acquire pre-formed plastic ingots from ALPLA Avellaneda S.A.  We produce our own can presentations for distribution of our products to our  customers in Buenos Aires.

REGULATION

We are subject to regulation in each of the territories in which we operate.  The adoption of new laws or regulations in the countries in which we operate may increase our operating costs, our liabilities or impose restrictions on our operations which, in turn, may adversely affect our financial condition, business and results from operations.  Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on our future results from operations or financial condition.

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

Taxation of Sparkling Beverages

All the countries in which we operate, except for Panama, impose a value-added tax on the sale of sparkling beverages, with a rate of 16% in Mexico beginning in January 2010 (15% through the end of 2009), 12% in Guatemala, 15% in Nicaragua, 13% in Costa Rica, 16% in Colombia (applied only to the first sale in supply chain), 12% in Venezuela (beginning in April 2009), 17% (Mato Grosso do Sul) and 18% (São Paulo and Minas Gerais) in Brazil, and 21% in Argentina.  In addition, several of the countries in which we operate impose the following excise or other taxes:

•         Guatemala imposes an excise tax of 0.18 cents in local currency (approximately Ps. 0.2775 as of December 31, 2010) per liter of sparkling beverage.

•         Costa Rica imposes a specific tax on non-alcoholic bottled beverages based on the combination of packaging and flavor, currently assessed at 15.50 colones (approximately Ps. 0.3705 as of December 31, 2010) per 250 ml, and an excise tax on local brands of 5%, foreign brands of 10% and mixers of 14%.

•         Nicaragua imposes a 9% tax on consumption, and municipalities impose a 1% tax on our Nicaraguan gross income.

•         Panama imposes a 5% tax based on the cost of goods produced.  Panama also imposes a 10% selective consumption tax on syrups, powders and concentrate.

•         Brazil imposes an average production tax of approximately 4.4% and an average sales tax of approximately 7.9%, both assessed by the federal government.  Most of these taxes are fixed, based on average retail prices in each state where the company operates (VAT) or fixed by the federal government (excise and sales tax).

•         Argentina imposes an excise tax on sparkling beverages containing less than 5% lemon juice or less than 10% fruit juice of 8.7%, and an excise tax on flavored sparkling beverages with 10% or more fruit juice and on sparkling water of 4.2%, although this excise tax is not applicable to certain of our products.

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

In Argentina, a state water company provides water to our Alcorta plant on a limited basis; however, we believe the authorized amount meets our requirements for this plant.  In our Monte Grande plant in Argentina, we pump water from our own wells without the need for any specific permit or license, regulated by the Law 25.688.

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

In Colombia, in addition to natural spring water, we obtain water directly from our own wells and from utility companies.  We are required to have a specific concession to exploit water from natural sources.  Water use in Colombia is regulated by law no. 9 of 1979 and decrees no. 1594 of 1984 and no. 2811 of 1974.  The National Institute of National Resources supervises companies that exploit water.

In Nicaragua, the use of water is regulated by the Ley General de Aguas Nacionales (National Water Law).  In Costa Rica, the use of water is regulated by the Ley de Aguas (Water Law).  In both of these countries, we own and exploit our own water wells granted to us through governmental concessions.  In Guatemala, no license or permits are required to exploit water from the private wells in our own plants.  In Panama, we acquire water from a state water company, and the use of water is regulated by the Reglamento de Uso de Aguas de Panamá (Panama Use of Water Regulation).  In Venezuela, we use private wells in addition to water provided by the municipalities, and we have taken the appropriate actions, including actions to comply with water regulations, to have water supply available from these sources, regulated by the Ley de Aguas (Water Law).

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

Environmental Matters

In all of our territories, our operations are subject to federal and state laws and regulations relating to the protection of the environment.  In Mexico, the principal legislation is the Ley General de Equilibrio Ecológico y Protección al Ambiente (the Federal General Law for Ecological Equilibrium and Environmental Protection) or the Mexican Environmental Law and the Ley General para la Prevención y Gestión Integral de los Residuos (the General Law for the Prevention and Integral Management of Waste) which are enforced by the Secretaría del Medio Ambiente y Recursos Naturales (the Ministry of the Environment and Natural Resources, or SEMARNAT).  SEMARNAT can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities.  Under the Mexican Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances.  In particular, Mexican environmental laws and regulations require that we file periodic reports with respect to air and water emissions and hazardous wastes and set forth standards for waste water discharge that apply to our operations.  We are also subject to certain minimal restrictions on the operation of delivery trucks in Mexico City.  We have implemented several programs designed to facilitate compliance with air, waste, noise and energy standards established by current Mexican federal and state environmental laws, including a program that installs catalytic converters and liquid petroleum gas in delivery trucks for our operations in Mexico City.  See “—The Company—Total Sales Distribution.”

In addition, we are subject to the Ley de Aguas Nacionales (the Natural Waters Law), enforced by the Mexican National Water Commission.  Adopted in December 1992, the law provides that plants located in Mexico that use deep water wells to supply their water requirements must pay a fee to the city for the discharge of residual waste water to drainage.  Pursuant to this law, certain local authorities test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by the Mexican National Water Commission.  All of our bottler plants located in Mexico have met these standards.  In addition, our plants in Apizaco and San Cristóbal are certified with ISO 14001.  See “—Description of Property, Plant and Equipment.”

In our Mexican operations, we established a partnership with The Coca-Cola Company and ALPLA, a supplier of plastic bottles to us in Mexico, to create Industria Mexicana de Reciclaje (IMER), a PET recycling facility located in Toluca, Mexico.  This facility started operations in 2005 and has a recycling capacity of approximately 25,000 metric tons per year from which 15,000 metric tons can be re-used in PET bottles for food packaging purposes.  We have also continued contributing funds to a nationwide recycling company, ECOCE, or Ecología y Compromiso Empresarial (Environmentally Committed Companies).  In addition, our plants located in Toluca, Reyes, Cuautitlan, Apizaco, San Cristobal, Morelia, Ixtacomitan and Coatepec have received a Certificado de Industria Limpia (Certificate of Clean Industry).

As part of our environmental protection and sustainability strategies, in December 2009, we, jointly with strategic partners, entered into a wind energy supply agreement with a Mexican subsidiary of the Spanish wind farm developer, GAMESA Energía, S.A., or GAMESA, to supply green energy to our bottling facility in Toluca, Mexico, owned by our subsidiary, Propimex, S.A. de C.V., or Propimex, and to supply green energy to some of our suppliers of PET bottles.  The wind farm, which is located in La Ventosa, Oaxaca, is expected to generate approximately 100 thousand megawatt hours annually.  The energy supply services began in April 2010 and, during 2010, provided us with approximately 45 thousand megawatt hours. Additionally, several of our subsidiaries have entered into 20-year wind power supply agreements with Energía Alterna Istmeña, S. de R.L. de C.V., a company in which FEMSA indirectly holds a 45% interest, to receive electricity for use at our production and distribution facilities throughout Mexico. GAMESA sold its interest in the Mexican subsidiary that owned the wind farm to Iberdrola Renovables México, S.A. de C.V. The wind farms will be located in the state of Oaxaca and we expect that the wind power farms will begin operations in 2013.

Our Central American operations are subject to several federal and state laws and regulations relating to the protection of the environment, which have been enacted in the last ten years, as awareness has increased in this region about the protection of the environment and the disposal of hazardous and toxic materials, as well as water usage.  In some countries in Central America, we are in the process of bringing our operations into compliance with new environmental laws on the timeline established by the relevant regulatory authorities.  Our Costa Rica and Panama operations have participated in a joint effort along with the local division of The Coca-Cola Company, Misión Planeta (Mission Planet), for the collection and recycling of non-returnable plastic bottles.

Our Colombian operations are subject to several Colombian federal, state and municipal laws and regulations related to the protection of the environment and the disposal of treated water and toxic and hazardous materials.  These laws include the control of atmospheric emissions, noise emissions, disposal of treated water and strict limitations on the use of chlorofluorocarbons.  For our plants in Colombia, we have obtained the Certificación Ambiental Fase IV (Phase IV Environmental Certificate) demonstrating our compliance at the highest level with relevant Colombian regulations. We are also engaged in nationwide campaigns for the collection and recycling of glass and plastic bottles as well as reforestation programs.

Our Venezuelan operations are subject to several Venezuelan federal, state and municipal laws and regulations related to the protection of the environment.  The most relevant of these laws are the Ley Orgánica del Ambiente (the Organic Environmental Law), the Ley Sobre Sustancias, Materiales y Desechos Peligrosos (the Substance, Material and Dangerous Waste Law), the Ley Penal del Ambiente (the Criminal Environmental Law) and the Ley de Aguas (the Water Law).  Since the enactment of the Organic Environmental Law in 1995, our Venezuelan subsidiary has presented the proper authorities with plans to bring our production facilities and distribution centers into compliance with applicable laws, which mainly consist of building or expanding the capacity of water treatment plants in our bottling facilities.  Even though we have had to adjust some of the originally proposed timelines due to construction delays, in 2009, we completed the construction and received all the required permits to operate a new water treatment plant in our bottling facility located in the city of Barcelona.  At the end of 2009, we also agreed with the relevant authorities to construct a water treatment plant in our Valencia plant within the next 18 months, and construction has begun.  We are also in the process of obtaining the necessary authorization and licenses before we can begin the construction of  two additional water treatment plants in Antimano and Maracaibo.  We expect that by the end of 2011, these three plants will be in operation.  We are also in process of obtaining the ISO 14000 certification for all of our plants in Venezuela.

In addition, in December 2010, the Venezuelan government approved the Ley Integral de Gestión de la Basura (Comprehensive Waste Management Law), which will regulate solid waste management and which may be applicable to manufacturers of products for mass consumption.  The full scope of this law has not yet been established.

Our Brazilian operations are subject to several federal, state and municipal laws and regulations related to the protection of the environment.  Among the most relevant laws and regulations are those dealing with the emission of toxic and hazardous gases and disposal of wastewater and solid waste, which impose penalties, such as fines, facility closures or criminal charges depending upon the level of non-compliance.

Our production plant located in Jundiaí has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by the law.  The plant has been certified for (i) ISO 9001 since March 1995; (ii) ISO 14001 since March 1997; (iii) norm OHSAS 18001 since 2005; and (iv) ISO 22000 since 2007.  In Brazil it is also necessary to obtain concessions from the government to cast drainage.  Our plants in Brazil have been granted this concession, except Mogi das Cruzes, where we have timely begun the process of obtaining one.  In December, 2010 we increased the capacity of the water treatment plant in our Jundiaí facility.

In Brazil, a municipal regulation of the City of São Paulo, implemented pursuant to Law 13.316/2002, came into effect in May 2008.  This regulation requires us to collect for recycling a specified annual percentage of plastic bottles made from PET sold in the City of São Paulo; such percentage increases each year.  As of May 2009, we were required to collect for recycling 50% of the PET bottles sold in the City of São Paulo, as of May 2010, we were required to collect 75%, and as of May 2011, we were required to collect 90%.  Currently, we are not able to collect the entire required volume of PET bottles we sold in the City of São Paulo for recycling.  If we do not meet the requirements of this regulation, which we believe to be more onerous than those imposed by the countries with the highest recycling standards, we could be fined and be subject to other sanctions, such as the suspension of operations in any of our plants and/or distribution centers located in the City of São Paulo.  In May 2008, we and other bottlers in the City of São Paulo, through the Associação Brasileira das Indústrias de Refrigerantes e de Bebidas Não-alcoólicas (Brazilian Soft Drink and Non-Alcoholic Beverage Association, or ABIR), filed a motion requesting a court to overturn this regulation due to the impossibility of compliance.  In October 2010 the municipal authority of São Paulo levied a fine on our Brazilian operating subsidiary of 250,000 Brazilian reais (approximately Ps. 1,750,000 as of December 31, 2010) on the grounds that the report submitted by our Brazilian operating subsidiary did not comply with the 75% proper disposal requirement for the period from May 2008 to May 2010.  We filed an appeal against this fine.  In addition, in November 2009, in response to a municipal authority request for us to demonstrate the destination of the PET bottles sold in São Paulo, we filed a motion presenting all of our recycling programs and requesting a more practical timeline to comply with the requirements of the law.  We are currently awaiting resolution of both matters.

In August 2010, Law No. 12.305/2010 established the Brazilian National Solid Waste Policy.  This policy is based on the principle of shared responsibility between the government, companies and the public, and provides for the post-consumption return of products to companies and requires public authorities to implement waste management programs.  This law is regulated by Federal Decree No. 7.404/2010, and was published in December 2010.  We are currently discussing with the relevant authorities the impact this law may have on Brazilian companies in complying with the regulation in effect in the City of São Paulo.

Our Argentine operations are subject to federal and municipal laws and regulations relating to the protection of the environment.  The most significant of these are regulations concerning waste water discharge, which are enforced by the Secretaría de Ambiente y Desarrollo Sustentable (the Ministry of Natural Resources and Sustainable Development) and the Organismo Provincial para el Desarrollo Sostenible (the Provincial Organization for Sustainable Development) for the province of Buenos Aires.  Our Alcorta plant is in compliance with environmental standards and we have been certified for ISO 14001:2004 for the plants and operative units in Buenos Aires.

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

We have expended, and may be required to expend in the future, funds for compliance with and remediation under local environmental laws and regulations.  Currently, we do not believe that such costs will have a material adverse effect on our results from operations or financial condition.  However, since environmental laws and regulations and their enforcement are becoming increasingly stringent in our territories, and there is increased recognition by local authorities of the need for higher environmental standards in the countries where we operate, changes in current regulations may result in an increase in costs, which may have an adverse effect on our future results from operations or financial condition.  Management is not aware of any significant pending regulatory changes that would require a significant amount of additional remedial capital expenditures.

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

In January 2010, the Venezuelan government amended the Ley para la Defensa y Acceso a las Personas a los Bienes y Servicios (Access to Goods and Services Defense Law).  Any violation by a company that produces, distributes and sells goods and services could lead to fines, penalties or the confiscation of the assets used to produce, distribute and sell these goods without compensation.  Although we believe we are in compliance with this law, consumer protection laws in Venezuela are subject to continuing review and changes.

BOTTLER AGREEMENTS

Coca-Cola Bottler Agreements

Bottler agreements are the standard agreements for each territory that The Coca-Cola Company enters into with bottlers outside the United States.  Pursuant to our bottler agreements, we are authorized to manufacture, sell and distribute Coca-Cola  trademark beverages within specific geographic areas, and we are required to purchase in some of our territories for all Coca-Cola  trademark beverages concentrate from companies designated by The Coca-Cola Company and artificial sweeteners from companies authorized by The Coca-Cola Company.

These bottler agreements also provide that we will purchase our entire requirement of concentrate for Coca-Cola  trademark beverages from The Coca-Cola Company and other authorized suppliers at prices, terms of payment and on other terms and conditions of supply as determined from time to time by The Coca-Cola Company at its sole discretion.  Concentrate prices for sparkling beverages are determined as a percentage of the weighted average retail price in local currency, net of applicable taxes.  Although the price multipliers used to calculate the cost of concentrate and the currency of payment, among other terms, are set by The Coca-Cola Company at its sole discretion, we set the price of products sold to customers at our discretion, subject to the applicability of price restraints.  We have the exclusive right to distribute Coca-Cola trademark beverages for sale in our territories in authorized containers of the nature prescribed by the bottler agreements and currently used by our company.  These containers include various configurations of cans and returnable and non-returnable bottles made of glass and plastic and fountain containers.

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

The Coca-Cola Company contributed a significant portion of our total marketing expenses in our territories during 2010 and has reiterated its intention to continue providing such support as part of our cooperation framework.  Although we believe that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so.  Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided.  See “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement” and “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”

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

We have also entered into tradename license agreements with The Coca-Cola Company pursuant to which we are authorized to use certain trademark names of The Coca-Cola Company with our corporate name.  These agreements have a ten-year term, but are terminated if we cease to manufacture, market, sell and distribute Coca-Cola trademark products pursuant to the bottler agreements or if the shareholders agreement is terminated.  The Coca-Cola Company also has the right to terminate a license agreement if we use its trademark names in a manner not authorized by the bottler agreements.

DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT

Over the past several years, we made significant capital investments to modernize our facilities and improve operating efficiency and productivity, including:

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

See “Item 5.  Operating and Financial Review and Prospects—Capital Expenditures.”

As of December 31, 2010, we owned 30 bottling plants company-wide.  By country, we have nine bottling facilities in Mexico, five in Central America, six in Colombia, four in Venezuela, four in Brazil and two in Argentina.

As of December 31, 2010, we operated 204 distribution centers, approximately 40% of which were in our Mexican territories.  We own more than 88% of these distribution centers and lease the remainder.  See “—The Company—Product Sales and Distribution.”

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

The table below summarizes by country principal use, installed capacity and percentage utilization of our production facilities:

Bottling Facility Summary
As of December 31, 2010

Country	Installed Capacity (thousands of unit cases)	% Utilization(1)
Mexico	1,651,786	73%
Guatemala	35,909	72%
Nicaragua	63,674	55%
Costa Rica	85,194	53%
Panama	41,428	60%
Colombia	484,344	50%
Venezuela	266,859	76%
Brazil	630,276	69%
Argentina	277,992	67%

(1)     Annualized rate.

The table below summarizes by country plant location and facility area of our production facilities:

Bottling Facility by Location
As of December 31, 2010

Country	Plant	Facility Area (thousands of sq. meters)
Mexico	San Cristóbal de las Casas, Chiapas	45
	Cuautitlán, Estado de México	35
	Los Reyes la Paz, Estado de México	50
	Toluca, Estado de México	242
	León, Guanajuato	124
	Morelia, Michoacán	50
	Ixtacomitán, Tabasco	117
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	142
Guatemala	Guatemala City	47
Nicaragua	Managua	54
Costa Rica	Calle Blancos (San José)	52
	Coronado (San José)	14
Panama	Panama City	29
Colombia	Barranquilla	37
	Bogotá	105
	Bucaramanga	26
	Cali	76
	Manantial	67
	Medellín	47
Venezuela	Antímano	15
	Barcelona	141
	Maracaibo	68
	Valencia	100
Brazil	Campo Grande	36
	Jundiaí	191
	Mogi das Cruzes	119
	Belo Horizonte	73
Argentina	Alcorta	73
	Monte Grande (Buenos Aires)	32
38

SIGNIFICANT SUBSIDIARIES

The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2010:

Name of Company	Jurisdiction of Incorporation	Percentage Owned	Description
Propimex, S.A. de C.V..	Mexico	100.00%	Manufacturer of bottles and distributor of bottled beverages.
Refrescos Latinoamericanos S.A. de C.V.	Mexico	100.00%	Holding company of manufacturers and distributors of beverages.
Controladora Interamericana de Bebidas, S.A. de C.V.	Mexico	100.00%	Holding company of manufacturers and distributors of beverages.
Spal Industria Brasileira de Bebidas, S.A.	Brazil	97.71%	Manufacturer of cans and related products for bottling beverages.
Coca-Cola FEMSA de Venezuela S.A. (formerly, Panamco Venezuela, S.A. de C.V.)	Venezuela	100.00%	Manufacturer of bottles and related products for bottling beverages.
Industria Nacional de Gaseosas S.A.	Colombia	100.00%	Manufacturer of bottles and related products for bottling beverages.

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

Effects of Changes in Economic Conditions.  Our results from operations are affected by changes in economic conditions in Mexico and in the other countries in which we operate.  For the years ended December 31, 2010, 2009 and 2008, 37.5%, 35.8% and 40.7%, respectively, of our total revenues were attributable to Mexico.  In addition to Mexico, we also conduct operations in Central America, Colombia, Venezuela, Brazil and Argentina.

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

Recent developments

In January 2010, the Venezuelan government announced a devaluation of its official exchange rate and the establishment of a multiple exchange rate system of:  (1) 2.60 bolivars to US$ 1.00 for high priority categories (2) 4.30 bolivars to US$ 1.00 for non-priority categories and (3) the recognition of the existence of other exchange rates which the government shall determine.  In January 2011, the Venezuelan government announced that its only official exchange rate effective as of January 1, 2011 is 4.30 bolivars to US$ 1.00, although the Venezuelan government continues to recognize the existence of other exchange rates that the government shall determine.

Beginning in 2012, Mexican issuers with securities listed with the CNBV will be required to prepare financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (IASB).  Issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory.   We will begin reporting under IFRS in 2012 with a December 31, 2012 adoption date and a comparative year transition date of January 1, 2011.

On February 18, 2011, our board of directors proposed an ordinary dividend of approximately Ps. 4,358 million.  This dividend was approved at the annual shareholders meeting held on March 23, 2011, paid on April 27, 2011, and represents an increase of 67.4% as compared to the dividend paid in April 2010.
40

On March 28, 2011, we acquired together with The Coca-Cola Company, Grupo Estrella Azul, a Panamanian conglomerate that participates in the dairy and juice-based beverage categories in Panama.  We will continue to develop this business jointly with The Coca-Cola Company.

On April 18, 2011, we successfully issued two tranches of Certificados Bursátiles – a five-year bond in the aggregate amount of Ps. 2,500 million at a yield of 28-day TIIE plus 13 basis points and a 10-year bond in the aggregate amount of Ps. 2,500 million at a fixed rate of 8.27%.  A portion of the proceeds from this placement will be used to pay our KOF-07 Certificado Bursátil at maturity in March 2012, in the amount of Ps. 3,000 million.  The remainder of the proceeds will be used for general corporate purposes, including capital expenditures and working capital.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires that we make estimates and assumptions that affect (1) the recorded amounts of our assets and liabilities, (2) the disclosure of our estimates of assets and contingent liabilities as of the date of the financial statements and (3) the recorded amounts of revenues and expenses during the reporting period.  We base our estimates and judgments on our historical experience and on various other reasonable factors, which together form the basis for making judgments about the carrying values of our assets and liabilities.  Our actual conclusions may differ from these estimates under different assumptions or conditions.  We evaluate our estimates and judgments on an on‑going basis.  Our significant accounting policies are described in Note 4 to our consolidated financial statements.  We believe our most critical accounting policies that imply the application of estimates and/or judgments are:

Allowance for Doubtful Accounts.  We determine our allowance for doubtful accounts based on an evaluation of the aging of our receivables portfolio.  The amount of the allowance is based on an analysis of recoverability of each balance.  Most of our sales, however, are realized on a cash basis and consequently do not give rise to doubtful accounts.

Returnable and Non-Returnable Bottles and Cases.   We have two types of bottles and cases: returnable and non-returnable.  Non returnable bottles and cases are recorded in the results from operations at the time of product sale; returnable bottles and cases are classified as long-lived assets as a component of property, plant and equipment.  Returnable bottles and cases are recorded at acquisition cost for countries with an inflationary economy, then restated applying inflation factors as of the balance sheet date, according to NIF B-10.

There are also two types of returnable bottles and cases:  (1) those that are in our control within our facilities, plants and distribution centers; and (2) those that have been placed in the hands of customers, but still belong to our Company.

Depreciation of returnable bottles and cases is computed using the straight line method over acquisition cost.  We estimate depreciation rates, considering their estimated useful lives.  Estimated useful life for returnable glass bottles and plastic cases in plants and distribution centers is four years, and 18 months for returnable plastic bottles.  Estimated useful life for returnable bottles and plastic cases that have been placed in the hands of customers is 24 months for glass bottles and 12 months for plastic bottles.  Our returnable bottles and cases in the market and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is depreciated according to their useful lives.

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

Valuation of Intangible Assets.  Our intangible assets mainly consist of rights to produce and distribute Coca-Cola  trademark products in our territories, recognized at their fair value at the date of acquisition, in accordance with Mexican Financial Reporting Standards.  We separate intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which we expect to receive the benefits.

We value at fair value all assets and liabilities as of the date of acquisition and we conduct an analysis of the excess purchase price over the fair value of the net assets.  This analysis results in the recognition of an intangible asset with indefinite life for the right to produce and distribute Coca‑Cola trademark beverages, which are subject to annual impairment tests under Mexican Financial Reporting Standards.  Intangible assets are recorded in the functional currency of the subsidiary in which the investment was made and are subsequently translated into Mexican pesos applying the closing exchange rate of each period.  Beginning in 2008, for operations in an inflationary economic environment the intangible assets are restated by applying inflation factors of the country of origin and are translated into Mexican pesos at the year-end exchange rate.  Through 2007, the intangible assets with indefinite lives were restated by applying inflation factors of the country of origin, regardless of the economic environment, and were translated at the year-end exchange rate.

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

Labor Liabilities. Our labor liabilities include obligations for pension and retirement plans, seniority premiums and severance payments from causes other than restructuring.  Labor liabilities are determined using long-term assumptions.

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

The following table is a summary of the three key assumptions used in determining 2010 annual labor cost, along with the impact on pension cost of a 1% change in each assumed rate:

Assumption	2010 real rates for inflationary countries(1)	2010 nominal rates for noninflationary countries(1)	Impact of 1% change (millions)(2)
Annual discount rate	1.5% - 2.6%	5.5% - 9.7%	+ Ps. (162)
- Ps. 210
Salary increase	1.5%	4.0% - 6.5%	+ Ps. 168
- Ps. 114
Estimated return on plan assets	0.5%(3)	7.0% - 11.2%(3)	+ Ps. 86

(1)     Calculated using a measurement date of December 2010.

(2)     “+” indicates an increase of 1%; “-” indicates a decrease of 1%.

(3)     Not applicable for Colombia and Guatemala.

The total period cost related to the pension plan is recorded as an operating expense.

Deferred Income Taxes – Valuation Allowance.  We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities.  We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences.  If these estimates and related assumptions change in the future, we may be required to adjust valuation allowances.

Tax, Legal and Labor Contingencies.  We are subject to various claims and contingencies related to tax, labor and other legal proceedings.  Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions.  Management periodically assesses the probability of loss for such contingencies and accrues a liability and/or discloses the applicable relevant circumstances, as appropriate.  We accrue a liability for the estimated loss in accordance with accounting rules.

New Accounting Pronouncements

Presented below is a summary of recently issued accounting pronouncements.

Mexican Financial Reporting Standards.

NIF C-4, “Inventories.”  In November 2010, the Consejo Mexicano de Normas de Información Financiera, A.C., or the CINIF, issued NIF C-4, which will be effective for fiscal years beginning on or after January 1, 2011 and will replace Mexican accounting Bulletin C-4, “Inventories.”  Any accounting changes resulting from the adoption of this standard related to changes in the formula for assigning inventory costs are to be recognized retrospectively.  Changes in valuation methods must be recognized prospectively.

The principal difference between Mexican accounting Bulletin C-4 and NIF C-4 is that the new standard does not allow using direct costs as the inventory valuation method nor does it allow the usage of the LIFO cost method as the formulas (under the former method) for the assignment of unit cost to the inventories.  Mexican NIF C-4 establishes that inventories must be valued at the lower of either acquisition cost or net realizable value and that advances to suppliers for the acquisition of merchandise must be classified as inventories provided that the risks and benefits are transferred to the Company.  NIF C-4 also establishes the standards for service supplier inventory valuations.

We have estimated that the adoption of NIF C-4 will not have a material impact on our consolidated financial statements.

NIF C-5, “Prepaid Expenses.”  In November 2010, the CINIF issued NIF C-5, which will be effective for fiscal years beginning on or after January 1, 2011.  NIF C-5 will replace Mexican accounting Bulletin B-5.  Any accounting changes resulting from the adoption of this standard shall be recognized retrospectively.

This standard establishes that the main characteristic of prepaid expenses is that they do not result in the transfer to the entity of the benefits and risks inherent to the goods or services to be received.  Consequently, prepaid expenses must be recognized in the balance sheet as either current or non-current assets, depending on the item classification in the statement of financial position.  Moreover, NIF C-5 establishes that prepaid expenses made for goods or services whose inherent benefits and risks have already been transferred to the entity must be carried to the appropriate caption.

We have estimated that the adoption of NIF C-5 will not have a material impact on our consolidated financial statements.

NIF C-6, “Property, Plant and Equipment.”  NIF C-6 was issued by the CINIF in December 2010 to replace Mexican accounting Bulletin C-6, “Property, Machinery and Equipment,” and will be effective for fiscal years beginning on or after January 1, 2011, except for the changes related to the segregation of property, plant and equipment into separate components for those assets with different useful lives.  For entities that have not performed this component segregation, the provisions of this new standard will be effective as of January 1, 2012.

Unlike Mexican accounting Bulletin C-6, this standard includes within its scope the tax treatment for assets acquired to develop or maintain biological assets and assets related to the mining industry.  Among other elements, it establishes that for acquisitions of free-of charge assets, the cost of the assets must be zero, thus eliminating the option of performing appraisals.  In the case of asset exchanges, NIF C-6 requires entities to determine the commercial substance of the transaction and the depreciation of these assets must be applied against the components of the assets, and the amount to be depreciated is the cost of acquisition less the asset’s residual value.  Prepaid expenses for the acquisition of assets are to be recognized as a component of the asset as of the time the benefits and risks inherent to such assets are transferred.  In the case of retirement of assets, income is recognized when the requirements for income recognition outlined under the standard have been met.  There are also specific disclosures required for public entities.

We have estimated that the adoption of NIF C-6 will not have a material impact on our consolidated financial statements.

NIF C-18, “Obligations related to retirement of property, plant and equipment.”  In December 2010, the CINIF issued NIF C-18, which will be effective for fiscal years beginning on or after January 1, 2011.

This standard establishes the accounting treatment for the initial and subsequent recognition of a liability for provision for legal obligations or assumed related to the retirement of property, plant and equipment recognized as a result of the acquisition, construction, development and/or normal operating of such components.

This standard also establishes that an entity must initially recognize a provision for obligations related to retirement of property, plant and equipment based on its best estimate of the disbursements required to settle the present obligation at the time it is assumed, provided a reliable estimate can be made of the amount of the obligation.  The best estimate of a provision for an obligation associated with the retirement of property, plant and equipment components should be determined using the expected present value method.

We have estimated that the adoption of NIF C-18 will not have a material impact on our consolidated financial statements.

U.S. GAAP.  There are no significant new accounting standards effective in year 2011 impacting the Company.

Results from Operations

The following table sets forth our consolidated income statement for the years ended December 31, 2010, 2009 and 2008.

	Year Ended December 31,
	2010(1)		2010		2009		2008
		(2010, 2009 and 2008 in millions of Mexican pesos or millions of U.S. dollars)
Revenues:
Net sales	US$	8,317	Ps.	102,988	Ps.	102,229	Ps.	82,468
Other operating revenues		38		468		538		508
Total revenues		8,355		103,456		102,767		82,976
Cost of good sold		4,485		55,534		54,952		43,895
Gross profit		3,870		47,922		47,815		39,081
Operating expenses:
Administrative		359		4,449		5,308		4,095
Selling		2,132		26,394		26,672		21,291
		2,491		30,843		31,980		25,386
Income from operations		1,379		17,079		15,835		13,695
Other expenses, net		104		1,292		1,449		1,831
Comprehensive financing result:
Interest expense		141		1,748		1,895		2,207
Interest income		(23)		(285)		(286)		(433)
Foreign exchange loss		34		423		370		1,477
Gain on monetary position in inflationary subsidiaries		(33)		(414)		(488)		(658)
Market value (gain) loss on ineffective portion of derivative financial instruments		(20)		(244)		(118)		959
		99		1,228		1,373		3,552
Income before income taxes		1,176		14,559		13,013		8,312
Income taxes		344		4,260		4,043		2,486
Consolidated net income	US$	832	Ps.	10,299	Ps.	8,970	Ps.	5,826
Controlling interest net income		791		9,800		8,523		5,598
Non-controlling interest net income		41		499		447		228
Consolidated net income	US$	832	Ps.	10,299	Ps.	8,970		Ps. 5,826

Net controlling income (U.S. dollars and Mexican pesos):
Data per share	US$	0.43	Ps.	5.31	Ps.	4.62	Ps.	3.03

(1)     Translation to U.S. dollar amounts at an exchange rate of Ps. 12.3825 per US$ 1.00 solely for the convenience of the reader.

Operations by Reportable Segment

The following table sets forth certain financial information for each of our reportable segments for the years ended December 31, 2010, 2009 and 2008.  See Note 25 to our consolidated financial statements for additional information by reporting segment.

	Year Ended December 31,
	2010		2009		2008
		(2010, 2009 and 2008 in millions of Mexican pesos)
Total revenues
Mexico	Ps.	38,782	Ps.	36,785	Ps.	33,799
Latincentro(1)		17,281		15,993		12,791
Venezuela		14,033		22,430		15,182
Mercosur(2)		33,360		27,559		21,204

Gross profit
Mexico	Ps.	19,049	Ps.	18,389	Ps.	17,315
Latincentro(1)		8,126		7,690		6,057
Venezuela		6,472		9,950		6,294
Mercosur(2)		14,275		11,786		9,415

Income from operations
Mexico	Ps.	6,605	Ps.	6,849	Ps.	6,715
Latincentro(1)		3,022		2,937		2,370
Venezuela		2,444		1,815		1,289
Mercosur(2)		5,008		4,234		3,321

(1)     Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.

(2)     Includes Brazil and Argentina.

Results from Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Consolidated Results from Operations

Total Revenues.   Consolidated total revenues increased 0.7% to Ps. 103,456 million in 2010, as compared to 2009, as a result of revenue growth in our Mercosur and Mexico divisions and despite the devaluation of the Venezuelan bolivar.  On a currency neutral basis and excluding the acquisition of Brisa in Colombia, our consolidated revenues for 2010 increased by approximately 15%.

Total sales volume increased 2.9% to 2,499.5 million unit cases in 2010, as compared to 2009.  The sparkling beverage category, driven by a 4% growth of the Coca-Cola brand, contributed more than 70% of incremental volumes. The still beverage category, mainly driven by the performance of the Jugos del Valle line of business across our territories, grew 11% and accounted for approximately 20% of incremental volumes. The consolidation of the Brisa water brand in Colombia drove an 8% growth in our bottled water portfolio and represented the balance. Excluding the non-comparable effect of Brisa, total sales volume increased 2.1% to reach 2,479.6 million unit cases.

Consolidated average price per unit case declined 2.6%, reaching Ps. 39.89 in 2010, as compared to Ps. 40.95 in 2009 as a consequence of the devaluation of the Venezuelan bolivar. In local currency, average price per unit case increased in all of our territories mainly driven by price increases implemented during the year and higher volumes of sparkling beverages, which carry higher average price per unit case.

Gross Profit.  Gross profit increased 0.2% to Ps. 47,922 million in 2010, as compared to 2009, despite the devaluation of the Venezuelan bolivar. Cost of goods sold increased 1.1% as a result of increases in the cost of sweetener across our operations, which was partially offset by the appreciation of the Brazilian real, the Colombian peso and the Mexican peso as applied to our U.S. dollar-denominated raw material costs.  Gross margin reached 46.3% for 2010, a decrease of 20 basis points as compared to 2009.

The components of cost of goods sold include raw materials (principally soft drink concentrate and sweeteners), packaging materials, depreciation costs attributable to our production facilities, wages and other employment costs associated with the labor force employed at our production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of our products in local currency net of applicable taxes. Packaging materials, mainly PET and aluminum, and high fructose corn syrup, used as a sweetener in some countries, are denominated in U.S. dollars.

Operating Expenses.   Consolidated operating expenses as a percentage of total revenues decreased to 29.8% in 2010 from 31.1% in 2009. Operating expenses in absolute terms decreased 3.6%, mainly as a result of the devaluation of the Venezuelan bolivar.  In local currency, operating expenses increased mainly as a result of (i) continued marketing investment in our Mexico division to support our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability, (ii) higher labor and freight costs in Argentina, and (iii) higher labor costs in Venezuela.

Income from Operations.   Our consolidated operating income increased 7.9% to Ps. 17,079 million in 2010, as compared to 2009. Our Mercosur division and Venezuela accounted for more than 90% of incremental operating income in 2010, while Colombia and Central America represented the balance. These increases compensated for an operating income decline in our Mexico division. Our operating margin was 16.5% in 2010, an expansion of 110 basis points as compared to 2009.

Other Expenses, Net.   During 2010, we recorded Ps. 1,292 million in other expenses, net. These expenses were mainly composed of employee profit sharing and the loss on sale of certain fixed assets.

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

Comprehensive financing results in 2010 recorded an expense of Ps. 1,228 million, as compared to an expense of Ps. 1,373 million in 2009, mainly due to lower net interest cost.

Income Taxes.   Income taxes increased to Ps. 4,260 million in 2010 from Ps. 4,043 million in 2009. During 2010, taxes as a percentage of income before taxes were 29.3% as compared to 31.1% in the previous year.

Controlling Interest Net Income.  Consolidated controlling interest net income increased 15.0% to Ps. 9,800 million in 2010 as compared to 2009, mainly as a result of higher operating income. Earnings per share (EPS) in 2010 was Ps. 5.31 (Ps. 53.07 per ADS) computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares).

Consolidated Results from Operations by Reporting Segment

Mexico

Total Revenues.  Total revenues from our Mexico division increased 5.4% to Ps. 38,782 million in 2010, as compared to 2009. Higher average price per unit case accounted for close to 80% of the incremental revenues during this period. Average price per unit case increased to Ps. 31.12, a 4.2% increase, as compared to 2009, mainly reflecting selective price increases implemented during the year, higher volumes from the Coca-Cola brand, which carries higher average prices per unit case and, to a lesser extent, higher average prices per unit case from our growing still beverage portfolio.   Excluding bulk water under the Ciel brand, our average price per unit case was Ps. 36.06, a 3.4% increase, as compared to 2009.

Total sales volume increased 1.2% to 1,242.3 million unit cases in 2010, as compared to 1,227.2 million unit cases in 2009, resulting from incremental volume of the Coca-Cola brand, that grew by close to 3%, and an increase of close to 5% in the still beverage category, mainly driven by the Jugos del Valle product line and Nestea, our ready-to-drink tea line.  These increases more than compensated for a 4% decline in the bulk water category.

Operating Income.  Gross profit increased 3.6% to Ps. 19,049 million in 2010, as compared to 2009. Cost of goods sold increased 7.3% mainly as a result of higher sweetener and PET costs, which were partially offset by the appreciation of the Mexican peso as applied to our U.S. dollar-denominated raw material costs. Gross margin decreased from 50.0% in 2009 to 49.1% in 2010.

Operating income decreased 3.6% to Ps. 6,605 million in 2010, compared to Ps. 6,849 million in 2009. Operating expenses grew 7.8% mainly due to continued marketing investment to support our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability. Our operating margin was 17.0% in 2010, a decrease of 160 basis points as compared to 2009, mainly due to gross margin pressures.

Latincentro (excluding Venezuela)

Total Revenues.  Total revenues for Colombia and Central America were Ps. 17,281 million in 2010, an increase of 8.1% as compared to 2009.  Higher average price per unit case contributed almost 55% of incremental revenues during this period.  Consolidated average price per unit case for Colombia and Central America was Ps. 45.30 in 2010, representing a 4.2% increase as compared to 2009.  On a currency neutral basis and excluding the acquisition of Brisa, our Colombian and Central American revenues increased by approximately 6%.

Total sales volume for Colombia and Central America increased 3.6% to 381.3 million unit cases in 2010 resulting from (i) a 23% increase in our bottled water business, mainly due to the integration of Brisa in Colombia, accounting for approximately 80% of incremental volumes, (ii) incremental volumes in sparkling beverages, driven by the Coca-Cola brand, which grew 1%, representing approximately 10% of the growth of our total sales volume and (iii) an increase of 4% in the still beverage category, mainly driven by the Jugos del Valle product line, contributing the balance. These increases more than compensated for a decline in flavored sparkling beverages volumes.

Operating Income.  Gross profit was Ps. 8,126 million, an increase of 5.7% in 2010, as compared to 2009. Cost of goods sold increased 10.3%, mainly as a result of higher sweetener costs in the region, which were partially offset by the appreciation of certain local currencies as applied to our U.S. dollar-denominated raw material costs. Gross margin decreased from 48.1% in 2009 to 47.0% in 2010, a decrease of 110 basis points.

Our operating income increased 2.9% to Ps. 3,022 million in 2010, compared to the previous year. Operating expenses grew 7.4% mainly due to the integration of the Brisa portfolio in Colombia and the continued expansion of the Jugos del Valle line of business in Colombia and Central America during the first half of 2010. Our operating margin reached 17.5% in 2010, resulting in a 90 basis points decline as compared to 2009.

Venezuela

Total Revenues.  Total revenues in Venezuela reached Ps. 14,033 million in 2010, a decline of 37.4% as compared to 2009, due principally to the devaluation of the Venezuelan bolivar.  Average price per unit case was Ps. 66.41 in 2010, representing a decrease of 33.2% as compared to 2009.  In local currency, higher average price per unit case accounted for incremental revenues during the year.  On a currency neutral basis, our revenues in Venezuela increased by approximately 32%.

Total sales volume decreased 6.3% to 211.0 million unit cases in 2010, as compared to 225.2 million unit cases in 2009.  The sales volume in the sparkling beverages and still beverages categories declined approximately 7% and 3%, respectively, while sales volume in the bottled water category, including bulk water, remained flat.

Operating Income.   Gross profit was Ps. 6,472 million in 2010, a decrease of 35.0% compared to 2009, principally due to the devaluation of the Venezuelan bolivar. Cost of goods sold decreased 39.4%.  In local currency, cost of goods sold increased mainly due to higher sweetener costs. Gross margin increased from 44.4% in 2009 to 46.1% in 2010, an expansion of 170 basis points.

Operating income increased 34.7% to Ps. 2,444 million in 2010 compared to the previous year. Operating expenses declined 50.5%, principally due to the devaluation of the Venezuelan bolivar.   In local currency, higher labor costs were partially offset by lower marketing and administrative expenses.  Operating margin was 17.4% in 2010, as compared to 8.1% in 2009.

Mercosur

Total Revenues.   Total revenues increased 21.0% to Ps. 33,360 million in 2010, as compared to 2009. Excluding beer sales, which accounted for Ps. 3,313 million during 2010, total revenues increased 21.3% to Ps. 30,047 million compared to 2009. Higher average price per unit case accounted for approximately 55% of incremental revenues, excluding beer. On a currency neutral basis, revenues for 2010 increased by approximately 19%.

Sales volume, excluding beer, increased 9.3% to 664.9 million unit cases in 2010, as compared to 2009. The sparkling beverage category grew 8%, mainly driven by a 9% increase in the Coca-Cola brand, accounting for close to 80% of incremental volumes. The still beverage category grew 41%, mainly driven by the Jugos del Valle line of products in Brazil and volumes of Aquarius,  our flavored water brand in Argentina, contributing more than 15% of incremental volumes. The bottled water category grew 13%, representing the balance.

Operating Income.  In 2010, gross profit increased 21.1% to Ps. 14,275 million, as compared to the previous year. Cost of goods sold increased 21.0%, mainly due to higher cost of sweetener in the division and higher cost of PET in Argentina, which was partially offset by the appreciation of the Brazilian real as applied to our U.S. dollar-denominated raw material cost. Gross margin remained flat at 42.8% in 2010.

Operating income increased 18.3% to Ps. 5,008 million in 2010, as compared to Ps. 4,234 million in 2009. Operating expenses grew 22.7% mainly due to higher labor and freight costs in Argentina. Operating margin was 15.0% in 2010, a decrease of 40 basis points as compared to 2009.

Results from Operations for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Consolidated Results from Operations

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

Controlling Interest Net Income. Consolidated net controlling interest income (previously referred to as “majority net income” under Mexican Financial Reporting Standards) was Ps. 8,523 million in 2009, an increase of 52.3% compared to 2008, mainly reflecting higher operating income in combination with a more favorable comprehensive financing result.  Net controlling interest earnings per share, or EPS, was Ps. 4.62 (Ps. 46.16 per ADS) in 2009, computed on the basis of 1,846.5 million shares outstanding (each ADS represents 10 local shares).

Consolidated Results from Operations by Reporting Segment

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

Latincentro (excluding Venezuela)

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

Our total indebtedness was Ps. 17,351 million as of December 31, 2010, as compared to Ps. 15,925 million as of December 31, 2009.  Short-term debt and long-term debt were Ps. 1,840 million and Ps. 15,511 million, respectively, as of December 31, 2010, as compared to Ps. 5,427 million and Ps. 10,498 million, respectively, as of December 31, 2009.  Total debt increased Ps. 1,426 million in 2010, compared to year end 2009.  In February 2010, we issued 4.625% Senior Notes due on February 15, 2020, in an aggregate principal amount of US$ 500 million.  The proceeds were used to pay the maturity of Ps. 2,000 million and Ps. 1,000 million of Certificados Bursátiles in February and April 2010, respectively, and to prepay US$ 202 million of bank loans.  In addition, during 2010, we increased our debt denominated in Colombian pesos by an amount equivalent to US$ 127 million (as calculated at the exchange rate on December 31, 2010).   Net debt decreased Ps.1,154 million in 2010 mainly as a result of cash generated by our operations, net of debt and dividend payments made during the year.  As of December 31, 2010, cash and cash equivalents, were Ps. 12,534 million, as compared to Ps.9,954 million as of December 31, 2009.  As of December 31, 2010, our cash and cash equivalents were comprised of 61% U.S. dollars, 20% Mexican pesos, 13% Brazilian reais, 3% Venezuelan bolivars, 1% Colombian pesos and 1% Argentinean pesos.  As of March 31, 2011, our cash and cash equivalents balance was Ps. 13,488 million, including US$ 600 million denominated in U.S. dollars.  These funds, in addition to the cash generated by our operations, are sufficient to meet our operating requirements.

As part of our financing policy, we expect to continue to finance our liquidity needs with cash from operations.  Nonetheless, as a result of regulations in certain countries in which we operate, it may not be beneficial or, as in the case of exchange controls in Venezuela, practicable for us to remit cash generated in local operations to fund cash requirements in other countries.  Exchange controls like those in Venezuela may also increase the real price of remitting cash from operations to fund debt requirements in other countries.  In the event that cash from operations in these countries is not sufficient to fund future working capital requirements and capital expenditures, we may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country.  In addition, our liquidity in Venezuela could be affected by changes in the rules applicable to exchange rates as well as other regulations, such as exchange controls.  In the future we may finance our working capital and capital expenditure needs with short-term or other borrowings.

In January 2010, the Venezuelan government announced a devaluation of its official exchange rate and the establishment of a multiple exchange rate system of:  (1) 2.60 bolivars to US$ 1.00 for high priority categories (2) 4.30 bolivars to US$ 1.00 for non-priority categories and (3) the recognition of the existence of other exchange rates which the government shall determine.  In January 2011, the Venezuelan government announced that its only official exchange rate effective as of January 1, 2011 is 4.30 bolivars to US$ 1.00, although the Venezuelan government continues to recognize the existence of other exchange rates that the government shall determine; we expect that this could have an impact on our financial results and shareholders’ equity.

We continuously evaluate opportunities to pursue acquisitions or engage in strategic transactions.  We would expect to finance any significant future transactions with a combination of any of cash from operations, long-term indebtedness and the issuance of shares of our Company.

Sources and Uses of Cash.  The following table summarizes the sources and uses of cash for the years in the periods ended December 31, 2010, 2009 and 2008, from our consolidated statements of cash flows:

Principal Sources and Uses of Cash
Years ended December 31, 2010, 2009 and 2008
(in millions of Mexican pesos)

		2010		2009		2008
Net cash flows from operating activities	Ps.	14,350	Ps.	16,663	Ps.	11,901
Net cash flows used in investing activities(1)		(6,845)		(8,900)		(7,299)
Net cash flows used in financing activities(2)		(2,011)		(6,029)		(5,261)
Dividends declared and paid		(2,612)		(1,344)		(945)

(1)     Includes property, plant and equipment, investment in shares and other assets.

(2)     Includes dividends declared and paid.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2010:

	Maturity
	(in millions of Mexican pesos)
	Less than 1 year	1-3 years	4 –5 years	In excess of 5 years	Total
Debt(1)
Mexican pesos	Ps. —	Ps. 4,726	Ps. 2,824	Ps. —	Ps. 7,550
U.S. dollars	—	222	—	6,179	6,401
Brazilian reais	—	25	20	35	81
Colombian pesos	1,227	839	—	—	2,066
Argentine pesos	569	622	—	—	1,190
Capital Leases
U.S. dollars	4	—	—	—	4
Brazilian reais	40	15	4	—	59
Interest Payments on Debt(2)
Mexican pesos	377	670	68	—	1,115
U.S. dollars	287	859	572	893	2,611
Brazilian reais	5	14	8	13	40
Colombian pesos	73	21	—	—	94
Argentine pesos	135	37	—	—	172
Interest Rate Swaps(3)
Mexican pesos float to fixed	—	(111)	(152)	—	(263)
Cross Currency Swaps(4)
Mexican pesos to U.S. dollars(5)	(147)	(73)	—	—	(220)
Forwards(6)
U.S. dollars to Mexican pesos	(16)	—	—	—	(16)
Operating Leases
Mexican pesos	226	522	138	566	1,452
U.S. dollars	25	39	—	—	64
Commodity Hedge Contracts
Sugar(7)	430	15	—	—	445
Expected Benefits to be Paid for Pension and Retirement Plans and Seniority Premium	186	276	99	716	1,277
Other Long-Term Liabilities(8)	—	—	—	—	—

(1)     Excludes the effect of cross currency swaps.

(2)     Interest was calculated using debt as of and nominal interest rate amounts in effect on December 31, 2010.  Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 12.3571 per U.S. dollar, the exchange rate reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2010.

(3)     Reflects the market value as of December 31, 2010 of interest rates swaps that are considered hedges for accounting purposes.  The amounts shown in the table are fair value figures as of December 31, 2010.

(4)     Includes cross currency swap contracts held as of December 31, 2010.  U.S. dollar‑denominated amounts were translated to Mexican pesos as described in footnote (2) above.  The amounts shown in the table are fair value figures as of December 31, 2010.

(5)     Cross‑currency swaps used to convert Mexican peso‑denominated floating rate debt into U.S. dollar‑denominated floating rate debt with a notional amount of Ps. 166 million with maturity date as of September 16, 2011, Ps. 328 million with maturity date as of December 2, 2011, Ps. 824 million with maturity date as of December 5, 2011 and Ps. 357 million with maturity date as of March 2, 2012.  These cross-currency swaps are not considered hedges for accounting purposes.

(6)     Reflects the market value as of December 31, 2010 of forward derivative instruments used to hedge against Mexican peso fluctuation.  These instruments are considered hedges for accounting purposes.  The amounts shown in the table are fair value figures as of December 31, 2010.

(7)     Reflects the market value as of December 31, 2010 of futures contracts used to hedge sugar cost.  These instruments are considered hedges for accounting purposes.  The amounts shown in the table are fair value figures as of December 31, 2010.

(8)     Other long-term liabilities reflects liabilities whose maturity dates are undefined and depends on a series of circumstances out of our control, therefore these liabilities have been considered to have a maturity of more than five years.

Debt Structure

The following chart sets forth the current debt breakdown of our company and its subsidiaries by currency and interest rate type as of December 31, 2010:

Currency	Percentage of Total Debt(1)	Average Nominal Rate(2)	Average Adjusted Rate(1)(3)
Mexican pesos	33.5%	6.5%	6.5%
U.S. dollars	47.4%	3.2%	3.4%
Colombian pesos	11.8%	4.6%	4.6%
Brazilian reais	0.6%	4.5%	4.5%
Argentine pesos	6.8%	17.8%	17.8%

(1)     Includes the effect of derivative contracts held by us as of December 31, 2010, including cross currency swaps from Mexican pesos to U.S. dollars and U.S. dollar.

(2)     Annual weighted average interest rate per currency as of December 31, 2010.

(3)     Annual weighted average interest rate per currency as of December 31, 2010 after giving effect to interest rate  swaps and cross currency swaps.  See “Item 11.  Quantitative and Qualitative Disclosures about Market Risk––Interest Rate Risk.”

Summary of Significant Debt Instruments

The following is a brief summary of our significant long-term indebtedness with restrictive covenants outstanding as of May 31, 2011:

Mexican Peso-Denominated Bonds (Certificados Bursátiles).   On April 18, 2011, we issued certificados bursátiles guaranteed by Propimex, S.A. de C.V., our main operating subsidiary in Mexico, in 5-year floating rate and 10-year fixed rate tranches of Ps. 2,500 million each, priced at TIIE + 0.13% and 8.27%, respectively.  We have the following certificados bursátiles outstanding in the Mexican securities markets:

Issue Date	Maturity	Amount	Rate

2007	March 2, 2012	Ps. 3,000 million	28-day TIIE(1) – 6 bps
2011	April 11, 2016	Ps. 2,500 million	28-day TIIE(1) + 13 bps
2011	April 5, 2021	Ps. 2,500 million	8.27%

(1)     TIIE means the Tasa de Interés Interbancaria de Equilibrio (the Equilibrium Interbank Interest Rate).

Our certificados bursátiles contain reporting obligations in which we will furnish to the bondholders consolidated audited annual financial reports and consolidated quarterly financial reports.

4.625% Notes due 2020.   On February 5, 2010, we issued 4.625% Senior Notes due on February 15, 2020, in an aggregate principal amount of US$ 500 million.  The indenture imposes certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and sale and leaseback transactions by us or our significant subsidiaries.  Propimex guaranteed these notes on April 1, 2011.

Bank Loans.  As of December 31, 2010, we had a number of loans with individual banks in Mexican pesos, U.S. dollars, Colombian pesos, Brazilian reais, and Argentine pesos, with an aggregate principal amount of Ps. 8,129 million.  The bank loans denominated in Mexican pesos and U.S. dollars guaranteed by Propimex contain restrictions on liens, fundamental changes such as mergers and sale of certain assets.  In addition, we are required to comply with a maximum net leverage ratio.  Finally, some of our bank loans include a mandatory prepayment clause in which the lender has the option to require us to prepay such loans upon a change of control.

We are in compliance with all of our restrictive covenants as of the date of filing of this annual report.  A significant and prolonged deterioration in our consolidated results from operations could cause us to cease to be in compliance under certain indebtedness in the future.  We can provide no assurances that we will be able to incur indebtedness or to refinance existing indebtedness on similar terms in the future.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

Contingencies

We are party to a number of tax, legal and labor proceedings that have arisen throughout the normal course of our business and which are common in the industry in which we operate.

We recognize a liability for a loss contingency when it is probable that certain effects related to past events would materialize and can be reasonably quantified. The following table presents in millions of Mexican pesos the nature and amount of the recorded loss contingencies as of December 31, 2010:

Long-Term
Tax	Ps. 799
Legal	1,133
Labor	220
Total	Ps. 2,152

We do not recognize an asset as a contingency gain until the gain is realized.  When the risk of loss is deemed to be other than remote, but less than probable, according to a legal assessment, its financial impact is disclosed as loss contingencies in the notes of the consolidated financial statements.  The estimated amount of the damages sought in these proceedings is Ps. 5,767  million.

In recent years, our Mexican, Costa Rican and Brazilian subsidiaries have been required to submit certain information to relevant authorities regarding possible monopolistic practices.  We currently do not have any pending investigations in Mexico.  See “Item 8.  Financial Information—Legal Proceedings—Mexico—Antitrust Matters.”  Such proceedings are a normal occurrence in the beverage industry and we do not expect any significant liability to arise from these contingencies.

As is customary in Brazil, we have been required by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 2,292 million and Ps. 2,342 million as of December 31, 2010 and 2009, respectively, by pledging fixed assets, or providing bank guarantees.

In connection with certain past business combinations, we have been indemnified by the sellers for certain contingencies.

Capital Expenditures

The following table sets forth our capital expenditures, including investment in property, plant and equipment, deferred charges and other investments for the periods indicated on a consolidated and by reporting segment basis:

	Year Ended December 31,
	2010		2009		2008
	(millions of Mexican pesos)
Property, plant and equipment, deferred charges and other investments	Ps.	7,478	Ps.	6,282	Ps.	4,802

	Year Ended December 31,
	2010		2009		2008
	(millions of Mexican pesos)
Mexico	Ps.	2,932	Ps.	2,710	Ps.	1,926
Latincentro(1)		1,731		1,269		1,209
Venezuela		504		1,248		715
Mercosur(2)		2,311		1,055		952
Total	Ps.	7,478	Ps.	6,282	Ps.	4,802

(1)     Includes Guatemala, Nicaragua, Costa Rica, Panama and Colombia.

(2)     Includes Brazil and Argentina.

In 2010, we focused our capital expenditures on investments in (1) increasing production capacity, (2) placing coolers with retailers, (3) returnable bottles and cases, (4) improving the efficiency of our distribution infrastructure and (5) information technology.  Through these measures, we strive to improve our profit margins and overall profitability.

We have budgeted approximately US$600 million for our capital expenditures in 2011.  Our capital expenditures in 2011 are primarily intended for:

•         investments in production capacity;

•         market investments (primarily for the placement of coolers);

•         returnable bottles and cases;

•         improvements throughout our distribution network; and

•         investments in information technology.

We estimate that of our projected capital expenditures for 2011, approximately 33% will be for our Mexican territories and the remaining will be for our non-Mexican territories.  We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2011.  Our capital expenditure plan for 2011 may change based on market and other conditions and our results from operations and financial resources.

Historically, The Coca-Cola Company has contributed resources in addition to our own capital expenditures.  We generally utilize these contributions for initiatives that promote volume growth of Coca-Cola trademark beverages, including the placement of coolers with retailers.  Such payments may result in a reduction in our selling expenses line.  Contributions by The Coca-Cola Company are made on a discretionary basis.  Although we believe that The Coca-Cola Company will make additional contributions in the future to assist our capital expenditure program based on past practice and the benefits to The Coca-Cola Company as owner of the Coca-Cola  brands from investments that support the strength of the brands in our territories, we can give no assurance that any such contributions will be made.

Hedging Activities

We hold or issue derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table provides a summary of the fair value of derivative instruments as of December 31, 2010.  The fair market value is estimated using market prices that would apply to terminate the contracts at the end of the period and are confirmed by external sources, which are also our counterparties to the relevant contracts.

	Fair Value At December 31, 2010
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total fair value
	(millions of Mexican pesos)
Interest Rate Swaps
Mexican pesos float to fixed	—	(111)	(152)	—	(263)
Cross Currency Swaps
Mexican pesos to U.S. Dollars	(147)	(73)	—	—	(220)
Forwards
U.S. dollars to Mexican pesos	(16)	—	—	—	(16)
Commodity Hedge Contracts
Sugar	430	15	—	—	445

U.S. GAAP Reconciliation

The principal differences between Mexican Financial Reporting Standards and U.S. GAAP that affect our net income and equity are explained in Note 26 to our consolidated financial statements and primarily relate to the accounting and disclosure for:

•         reversal of inflationary adjustments in countries considered inflationary under Mexican FRS, but not considered hyper-inflationary under U.S. GAAP;

•         certain balance sheet and income statement classification differences;

•         deferred promotional expenses;

•         intangible assets;

•         restatement of imported equipment;

•         capitalization of comprehensive financing result;

•         disclosures related to the fair value of financial instruments;

•         accounting and disclosures for deferred income tax, employee profit sharing and uncertain tax positions;

•         employee benefits;

•         non-controlling interest acquisition; and

•         presentment aspects of statement of cash flows.

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

Under U.S. GAAP, we had consolidated net income of Ps. 10,105  million in 2010, Ps. 8,853 million in 2009 and Ps. 5,802 million in 2008.  Consolidated net income as reconciled to U.S. GAAP was lower than consolidated net income as reported under Mexican Financial Reporting Standards by Ps. 194 million in 2010, Ps. 117 million in 2009 and lower by Ps. 24 million in 2008.

Equity under U.S. GAAP was Ps. 73,468 million, Ps. 66,037 million and Ps. 56,468 million in 2010, 2009, and 2008, respectively. Compared to shareholders’ equity under Mexican Financial Reporting Standards, equity under U.S. GAAP was lower by Ps. 413 million, Ps. 2,435 million and  Ps. 1,148 million in 2010, 2009 and 2008, respectively.

Item 6.  Directors, Senior Management and Employees

Directors

Management of our business is vested in our board of directors and in our chief executive officer.  Our bylaws provide that our board of directors will consist of 18 directors elected at the annual ordinary shareholders meeting for renewable terms of one year.  Our board of directors currently consists of 18 directors and 17 alternate directors.  The directors are elected as follows:  11 directors and their respective alternate directors are elected by holders of the Series A Shares voting as a class; four directors and their respective alternate directors are elected by holders of the Series D Shares voting as a class; and three directors and their respective alternate directors are elected by holders of the Series L Shares voting as a class.  Directors may only be elected by a majority of shareholders of the appropriate series, voting as a class.

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

Our bylaws provide for the issuance of Series B Shares with full voting rights that are freely transferable, although no Series B Shares have been issued.  Shareholders holding duly paid Series B Shares or any duly paid limited voting shares that did not vote in favor of the directors elected, either individually or acting together with other dissenting shareholders of any series, would be entitled to elect one additional director and the corresponding alternate director for each 10% of our outstanding capital stock held by such individual or group and to remove one director and the corresponding alternate.

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

As of the date of this annual report, our board of directors had the following members:

Series A Directors
José Antonio Fernández Carbajal	Born:	February 1954
Chairman	First elected:	1993, as director; 2001 as chairman
	Term expires:	2012
	Principal occupation:	Chief Executive Officer, FEMSA.
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

	Business experience:	Joined FEMSA’s strategic planning department in 1987; held managerial positions at FEMSA Cerveza’s Commercial Division and the Oxxo Retail Chain. Appointed Chief Executive Officer of FEMSA in 1995.
	Education:	Holds a degree in Industrial Engineering and a Masters in Business Administration (MBA) from ITESM.
	Alternate director:	Alfredo Livas Cantú
Alfonso Garza Garza(1)	Born:	July 1962
Director	First elected:	1996
	Term expires:	2012
	Principal occupation:	Chief Human Resources, Procurement and Information Technology Officer, FEMSA.
	Other directorships:	Member of the board of ITESM and Nutec, S.A. de C.V. and Chairman of the Board of Coparmex Nuevo León.
Business experience:

Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at FEMSA Empaques, S.A. de C.V., or FEMSA Empaques, and FEMSA Cerveza, and was Chief Executive Officer of FEMSA Empaques.

	Education:	Holds a degree in Industrial Engineering from ITESM and an MBA from Instituto Panamericano de Alta Dirección de Empresa (IPADE).
	Alternate director:	Bárbara Garza Lagüera Gonda(2)
José Luis Cutrale	Born:	September 1946
Director	First elected:	2004
	Term expires:	2012
	Principal occupation:	Chief Executive Officer of Sucocítrico Cutrale.
	Other directorships:	Member of the boards of directors of Cutrale North America, Cutrale Citrus Juice, and Citrus Products.
	Business experience:	Founding partner of Sucocitrico Cutrale and member of ABECITRUS (the Brazilian Association of Citrus Exporters) and CDES (the Brazilian Government’s Counsel for Economic and Social Development).
	Alternate director :	José Luis Cutrale, Jr.
Carlos Salazar Lomelín	Born:	April 1951
Director	First elected:	2001
	Term expires:	2012
	Principal occupation:	Chief Executive Officer, Coca-Cola FEMSA.
Other directorships:

Member of the board of directors of BBVA Bancomer, Bancomer, AFORE Bancomer, S.A. de C.V., Seguros Bancomer, S.A. de C.V. and member of the advisory board ofC entro Internacional de Negocios Monterrey A.C. (CINTERMEX), APEX, EGADE Business School from the ITESM and the Eugenio Garza Sada Award.

	Business experience:	Has held managerial positions within FEMSA, including Grafo Regia S.A. de C.V. and Plásticos Técnicos Mexicanos S.A. de C.V. Served as Chief Executive Officer of FEMSA Cerveza until 2000.
	Education:	Holds a degree in Economics from ITESM, a graduate degree in Economic Development in Italy from the Instituto di Studio per lo Sviluppo Economico Milano e Napoli and an MBA from ITESM.
	Alternate director:	Max Michel Suberville

Ricardo Guajardo Touché	Born:	May 1948
Director	First elected:	1993
	Term expires:	2012
	Principal occupation:	President of SOLFI, S.A.
Other directorships:

Member of the boards of directors of Valores de Monterrey, S.A. de C.V. (Valores de Monterrey), BBVA Bancomer, Bimbo, El Puerto de Liverpool, Grupo Industrial Alfa (Alfa), Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR), Grupo Coppel and FEMSA.

	Business experience:	Has held senior executive positions in FEMSA, Grupo AXA, S.A. de C.V. (Grupo AXA) and Valores de Monterrey.
	Education:	Holds degrees in Electrical Engineering from ITESM and the University of Wisconsin and a Masters degree from the University of California, Berkeley.
	Alternate director:	Eduardo Padilla Silva
62

Series A Directors
Paulina Garza Lagüera Gonda(2)	Born:	March 1972
Director	First elected:	2009
	Term expires:	2012
	Business experience:	Private investor
	Other directorships:	Alternate director of the board of directors of FEMSA.
	Education:	Holds a Business Administration degree from ITESM.
	Alternate director:	Mariana Garza Lagüera Gonda(2)
Federico Reyes García	Born:	September 1945
Director	First elected:	1993
	Term expires:	2012
	Principal occupation:	Corporate Development Officer of FEMSA.
Business experience:

Served as Vice President of Finance and Corporate Development of FEMSA, Director of Corporate Staff at Grupo AXA, a major manufacturer of electrical equipment, and Chairman of the board of directors of Valores de Monterrey.  Has extensive experience in the insurance sector.

	Education:	Holds a degree in Business and Finance from ITESM.
	Alternate director:	Alejandro Bailleres Gual
Javier Gerardo Astaburuaga Sanjines	Born:	July 1959
Director	First elected:	2006
	Term expires:	2012
	Principal occupation:	Chief Financial and Strategic Development Officer of FEMSA.
Business experience:

Joined FEMSA as a financial information analyst and later acquired experience in corporate development, administration and finance, held various senior positions at FEMSA Cerveza between 1993 and 2001, including Chief Financial Officer and Director of Sales for the north region of Mexico.  Prior to his current position, was FEMSA Cerveza’s Co-Chief Executive Officer.

	Other directorships:	Member of the board of Heineken N.V. and supervisory board of Heineken N.V.
	Education:	Holds a degree in Accounting from ITESM.
	Alternate director:	Francisco José Calderón Rojas
Alfonso González Migoya	Born:	January 1945
Independent Director	First elected:	2006
	Term expires:	2012
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Industrial Saltillo, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of several Mexican companies, including Banco Regional de Monterrey, S.A., Bolsa Mexicana de Valores, S.A.B. de C.V. and Berel, S.A.
	Business experience:	Served from 1995 until 2005 as Corporate Director of Alfa.
	Education:	Holds a degree in Mechanical Engineering from ITESM and an MBA from the Stanford Graduate School of Business.
	Alternate director:	Francisco Garza Zambrano
Daniel Servitje Montull	Born:	April 1959
Independent Director	First elected:	1998
	Term expires:	2012
	Principal occupation:	Chief Executive Officer, Bimbo.
	Other directorships:	Member of the boards of directors of Banco Nacional de Mexico and Bimbo.
	Business experience:	Served as Vice President of Bimbo.
	Education:	Holds a degree in Business from the Universidad Iberoamericana in Mexico and an MBA from the Stanford Graduate School of Business.
	Alternate director:	Sergio Deschamps Ebergenyi

Enrique F. Senior Hernández	Born:	August 1943
Director	First elected:	2004
	Term expires:	2012
	Principal occupation:	Managing Director of Allen & Company.
	Other directorship:	Member of the boards of directors of Televisa and Cinemark Corp.
	Business experience:	Among other clients, has provided financial advisory services to FEMSA and Coca-Cola FEMSA.
	Alternate director:	Herbert Allen III

Series D Directors
Gary Fayard	Born:	April 1952
Director	First elected:	2003
	Term expires:	2012
	Principal occupation:	Chief Financial Officer, The Coca-Cola Company.
	Other directorships:	Member of the boards of directors of Coca-Cola Enterprises and Coca-Cola Sabco.
	Business experience:	Senior Vice President of The Coca-Cola Company and former Partner of Ernst & Young.
	Education:	Holds a degree from the University of Alabama and is licensed as a Certified Public Accountant (CPA).
	Alternate director:	Marie Quintero-Johnson
Irial Finan	Born:	June 1957
Director	First elected:	2004
	Term expires:	2012
	Principal occupation:	President of Bottling Investments Group and Supply Chain, The Coca-Cola Company.
	Other directorships:	Member of the boards of directors of Coca-Cola Enterprises, Coca-Cola Amatil and Coca-Cola Hellenic.
	Business experience:	Chief Executive Officer of Coca-Cola Hellenic. Has experience in several Coca-Cola bottlers, mainly in Europe.
	Education:	Holds a Bachelor’s degree from National University of Ireland.
	Alternate director:	Mark Harden
Charles H. McTier	Born:	January 1939
Independent Director	First elected:	1998
	Term expires:	2012
	Principal occupation:	Trustee, Robert W. Woodruff Foundation.
	Other directorships:	Member of the boards of directors of AGL Resources.
	Business experience:	Served as a President of Robert W. Woodruff Foundation during the period 1971-2007 and on the board of directors of nine U.S. Coca-Cola bottling companies in the 1970s and 1980s.
	Education:	Holds a degree in Business Administration from Emory University.

Eva María Garza Lagüera Gonda(3)	Born:	April 1958
Director	First elected:	2011
	Term expires:	2012
	Principal occupation:	Private Investor
	Other directorships:	Member of the boards of directors of FEMSA, ITESM and Premio Eugenio Garza Sada
	Education:	Holds a degree in Communication Sciences from ITESM
	Alternate director:	Geoffrey J. Kelly

Series L Directors
Alexis E. Rovzar de la Torre	Born:	July 1951
Independent Director	First elected:	1993
	Term expires:	2012
	Principal occupation:	Executive partner, White & Case, S.C.
	Other directorships:	Member of the boards of directors of FEMSA (chairman of its audit committee), Bank of Nova Scotia, Bimbo, Grupo Comex and Grupo ACIR.
	Business experience:	Expert in private and public mergers and acquisitions as well as other aspects of financial law and has been advisor to many companies on international business and joint venture transactions.
	Education:	Holds a Law degree from Universidad Nacional Autónoma de México (UNAM).
	Alternate director:	Arturo Estrada Treanor
José Manuel Canal Hernando	Born:	February 1940
Independent Director	First elected:	2003
	Term expires:	2012
	Principal occupation:	Private consultant.
	Other directorships:	Member of the board of directors of FEMSA, BBVA Bancomer, Banco Compartamos, S.A., ALSEA, S.A.B. de C.V., Kuo, Consorcio Comex and Grupo Proa.
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

	Education:	Holds a Public Accounting degree from UNAM.
	Alternate director:	Helmut Paul
Francisco Zambrano Rodríguez	Born:	January 1953
Independent Director	First elected:	2003
	Term expires:	2012
	Principal occupation:	Chief Executive Officer of Desarrollo de Fondos Inmobiliarios S.A. de C.V. (DFI) and Vice-president of Desarrollo Inmobiliarios y de Valores, S.A. de C.V. (DIV).
	Other directorships:	Member of the boards of directors of several Mexican companies, including DFI, DIV and Grupo Camino Real, S.A. de C.V.
	Business experience:	Has extensive experience in investment banking and private investment services in México.
	Education:	Holds a degree in Chemical Engineering from ITESM and an MBA from The University of Texas at Austin.
	Alternate director:	Karl Frei Buechi

(1)     Cousin of Eva María Garza Lagüera Gonda, Paulina Garza Lagüera Gonda, Mariana Garza Lagüera Gonda and Bárbara Garza Lagüera Gonda.

(2)     Sister of Eva Maria Garza Lagüera Gonda and sister-in-law of José Antonio Fernández Carbajal.

(3)     Wife of José Antonio Fernández Carbajal.

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

Executive Officers

The following are the principal executive officers of our company:

Carlos Salazar Lomelín(1)	Born:	April 1951
Chief Executive Officer	Joined:	2000
	Appointed to current position:	2000
Héctor Treviño Gutiérrez	Born:	August 1956
Chief Financial and Administrative Officer	Joined:	1993
	Appointed to current position:	1993
	Other business experience:

At FEMSA, was in charge of International Financing, served as General Manager of Financial Planning, General Manager of Strategic Planning and General Manager of Business Development and headed the Corporate Development Department.

	Education:	Holds a degree in Chemical and Administrative Engineering from ITESM and an MBA from the Wharton School of Business.
Rafael Alberto Suárez Olaguibel	Born:	April 1960
Chief Operating Officer – Latincentro	Joined:	1986
	Appointed to current position:	2007
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

	Education:	Holds a degree in Mechanical Engineering from ITESM and an MBA from the Universidad de Monterrey.
Eulalio Cerda Delgadillo	Born:	July 1958
Human Resources Officer	Joined:	1996
	Appointed to current position:	2001
	Business experience with us:	Manager, positions in several departments, including maintenance, projects, packaging and human resources.
	Other business experience:	At FEMSA Cerveza, served as New Projects Executive and worked in several departments including marketing, maintenance, packaging, bottling, human resources, technical development and projects.
	Education:	Holds a degree in Mechanical Engineering from ITESM.
John Anthony Santa María Otazúa	Born:	August 1957
Commercial Planning and Strategic Development Officer	Joined:	1995
	Appointed to current position:	2009
	Business experience with us:

Has served as Strategic Planning and Business Development Officer and Chief Operating Officer of Mexican operations.  He has experience in several areas of the company, namely development of new products and mergers and acquisitions.

	Other business experience:	Has experience with different bottler companies in Mexico in areas such as Strategic Planning and General Management.
	Education:	Holds a degree in Business Administration and an MBA with a major in Finance from Southern Methodist University.

Ernesto Silva Almaguer	Born:	March 1953
Chief Operating Officer – Mexico	Joined:	1996
	Appointed to current position:	2009
	Business experience with us:	Has served as Chief Operating Officer –Mercosur in Buenos Aires and New Business Development and Information Technology Director.
	Other business experience:

Has worked as General Director of packaging subsidiaries of FEMSA (Fábricas de Monterrey, S.A. de C.V. and Quimiproductos), served as Vice President of International Sales at FEMSA Empaques and Manager of FEMSA’s Corporate Planning and held several positions at Alfa.

	Education:	Holds a degree in Mechanical and Administrative Engineering from Universidad Autónoma de Nuevo León and an MBA from The University of Texas at Austin.
Miguel Angel Peirano	Born:	March 1959
Chief Operating Officer – Mercosur	Joined:	1997
	Appointed to current position:	2009
	Business experience with us:	Strategic Planning Officer-Argentina, Manufacturing Officer-Argentina, Commercial Officer-Argentina and Chief Operating Officer-Argentina.
	Other business experience:	Chief Operating Officer in FEMSA Cerveza Brazil and Senior Project Manager / Associate at McKinsey & Co.
	Education:	Holds a degree in Electronic Engineering from the Technological Institute of Buenos Aires, holds the McKinsey MBA and completed the General Manager Program at Harvard Business School.

Hermilo Zuart Ruíz	Born:	March 1949
Strategic Supply Officer	Joined:	1992
	Appointed to current position:	2010
	Business experience with us:	Former New Business Officer, Chief Operating Officer in the Latincentro division, Chief Operating Officer in the Valley of Mexico and Chief Operating Officer in the Southeast Mexico.
	Other business experience:	Has undertaken several responsibilities in the manufacturing, commercialization, planning and administrative areas of FEMSA: Franquicias Officer, mainly in charge of Mundet products.
	Education:	Holds a degree in Public Accounting from UNAM and completed a graduate course in Business Management from IPADE.

Juan Ramón Felix	Born:	December 1961
New Business Officer	Joined:	1997
	Appointed to current position:	2010
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

(1)     See “—Directors.”

Compensation of Directors and Officers

For the year ended December 31, 2010, the aggregate compensation of all of our executive officers paid or accrued for services in all capacities was approximately Ps. 217 million.  The aggregate compensation amount includes approximately Ps. 127 million of cash bonus awards and bonuses paid to certain of our executive officers pursuant to our incentive plan for stock purchases.  See “––EVA-Based Bonus Program.”

The aggregate compensation for directors during 2010 was Ps. 9 million.  For each meeting attended we paid US$ 10,000 to each director with foreign residence and US$ 6,500 to each director with residence in Mexico in 2010.  We paid US$ 3,500 to each of the members of the Audit Committee per each meeting attended, and we paid US$ 2,500 per meeting attended to each of the members of the Finance and Planning and the Corporate Practices Committees.

Our senior management and executive officers participate in our benefit plans on the same basis as our other employees.  Members of our board of directors do not participate in our benefit plans.  As of December 31, 2010, amounts accrued for all employees under these pension and retirement plans were Ps. 1,636 million, of which Ps. 774 million is already funded.

EVA-Based Bonus Program

Our bonus program for executives is based on meeting certain goals established annually by management, which include quantitative and qualitative objectives as well as the completion of special projects.

                Approximately 50% of the bonus is based on quantitative objectives determined by the Economic Value Added, or EVA, methodology.  The objectives established for executives are based on a combination of the EVA generated by us and FEMSA on a consolidated basis, calculated at approximately 70% and 30%, respectively.  Qualitative objectives and special projects represent the remaining 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.

                In addition, we provide a defined contribution plan of share compensation to certain key executives, consisting of an annual cash bonus to purchase FEMSA and our Company’s shares or options, based on the executive’s responsibility in the organization, the EVA result achieved by the business unit that the executive works within, and the executive’s individual performance.  The acquired shares or options are deposited in a trust, and executives may access them one year after they are vested at 20% per year.  Fifty percent of our annual executive bonus is permitted to be used to purchase FEMSA shares or options and the remaining 50% to purchase our shares or options.  As of December 31, 2010, 2009 and 2008, no options have been granted to employees.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of the completion of goals established each year.  The bonuses are recorded as income from operations and are paid in cash for the acquisition of shares of the trust the following year.  During the years ended December 31, 2010, 2009 and 2008, the bonus expense recorded amounted to Ps. 547 million, Ps. 630 million and Ps.525 million, respectively.

Share Ownership

As of April 25, 2011, several of our directors and alternate directors serve on the technical committee as trust participants under the Irrevocable Trust No. 463 established at INVEX, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee, which is the owner of 74.86% of the voting stock of FEMSA, which in turn owns 53.7% of our outstanding capital stock.  As a result of the technical committee’s internal procedures, the technical committee as a whole is deemed to have beneficial ownership with sole voting power of all the shares deposited in the voting trust, and the trust participants, as technical committee members, are deemed to have beneficial ownership with shared voting power over those same deposited shares.  These directors and alternate directors are Alfonso Garza Garza, Paulina Garza de Marroquín, Bárbara Garza Gonda de Braniff, Mariana Garza de Treviño, Max Michel Suberville and Eva Garza de Fernández.  See “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders.”  Our honorary (non-voting) life chairman Eugenio Garza Lagüera was a trust participant and technical committee member before he passed away in May 2008.  None of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

Board Practices

Our bylaws state that the board of directors will meet at least four times a year to discuss our operating results and progress in achieving strategic objectives.  It is the practice of our board of directors to meet following the end of each quarter.  Our board of directors can also hold extraordinary meetings.  See “Item 10.  Additional Information—Bylaws.”

Under our bylaws, directors serve one-year terms although they continue in office for up to 30 days until successors are appointed.  If no successor is appointed during this period, the board of directors may appoint interim members, which will be ratified or substituted at the next shareholders meeting after such event occurs.  None of the members of our board of directors or senior management of our subsidiaries has service agreements providing for benefits upon termination of employment.

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

Audit Committee.  The Audit Committee is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements.  The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee; the internal auditing function also reports to the Audit Committee. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters.  To carry out its duties, the Audit Committee may hire independent counsel and other advisors.  As necessary, the company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties.  Alexis E. Rovzar de la Torre is the chairman of the Audit Committee.  The additional members are:  Alfonso González Migoya, Charles H. McTier, José Manuel Canal Hernando, who is our “audit committee financial expert” within the meaning of Item 16A, and Francisco Zambrano Rodríguez.  Each member of the Audit Committee is an independent director, as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards.  The secretary of the Audit Committee, who is not a member, is José González Ornelas, head of FEMSA’s auditing and operating control area.

Corporate Practices Committee.  The Corporate Practices Committee, which consists of exclusively of independent directors, is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders.  The committee may call a shareholders meeting and include matters on the agenda for that meeting that it deems appropriate, approve policies on related party transactions, approve the compensation plan of the chief executive officer and relevant officers, and support our board of directors in the elaboration of related reports.  The chairman of the Corporate Practices Committee is Daniel Servitje Montul.  The additional members include:  Helmut Paul and Karl Frei Buechi.  The secretaries of the Corporate Practices Committee are Gary Fayard and Alfonso Garza Garza.

Employees

As of December 31, 2010, our headcount was as follows:  28,726  in Mexico, 13,246  in Latincentro, 8,123  in Venezuela and 18,354  in Mercosur.  In the headcount we include the employees of third party distributors.  The table below sets forth headcount by category for the periods indicated:

	As of December 31,
	2010	2009	2008
Executives	759	708	514
Non-union	18,017	17,633	16,262
Union	33,085	31,692	30,177
Employees of third party distributors	17,347	17,393	18,068
Total	69,208	67,426	65,021

As of December 31, 2010, approximately 48% of our employees, most of whom were employed in Mexico, were members of labor unions.  We had 112  separate collective bargaining agreements with 67  labor unions.  In general, we have a good relationship with the labor unions throughout our operations, except in Colombia, Venezuela and Guatemala, which are or have been the subjects of significant labor-related litigation.  See “Item 8.  Financial Information—Consolidated Statements and Other Financial Information” and “Item 8.  Financial Information—Legal Proceedings.”  We believe we have appropriate reserves for these litigation proceedings and do not currently expect them to have a material adverse effect.

During January 2011, our production and distribution facility in Valencia, which produces approximately 50% of the total sales volume in Venezuela, went on strike for 26 days, completely halting production.  Productivity resumed when a final agreement was reached with the union that resulted in additional expenses for our Venezuelan subsidiary through increases in wages and expenditures associated with improving work conditions for employees.

Insurance Policies

We maintain a number of different types of insurance policies for all employees.  These policies mitigate the risk of having to pay death benefits in the event of an industrial accident.  We maintain directors’ and officers’ insurance policies covering all directors and certain key executive officers for liabilities incurred in their capacities as directors and officers.

Item 7.  Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Our capital stock consists of three classes of securities:  Series A Shares held by FEMSA, Series D Shares held by The Coca-Cola Company and Series L Shares held by the public.  The following table sets forth our major shareholders as of May 31, 2011:

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

As of December 31, 2010, there were 22,382,439 of our ADSs outstanding, each ADS representing ten Series L Shares.  82.6% of our outstanding Series L Shares were represented by ADSs.  As of May 31, 2011, 78.5% of our outstanding Series L Shares were represented by ADSs, held by 365 holders (including The Depositary Trust Company) with registered addresses outside of Mexico.

The Shareholders Agreement

We operate pursuant to a shareholders agreement among two subsidiaries of FEMSA, The Coca-Cola Company and certain of its subsidiaries.  This agreement, together with our bylaws, sets forth the basic rules under which we operate.

In February 2010, our main shareholders, FEMSA and The Coca-Cola Company, amended the shareholders agreement, and our bylaws were amended accordingly.  The amendment mainly relates to changes in the voting requirements for decisions on:  (1) ordinary operations within an annual business plan and (2) appointment of the chief executive officer and all officers reporting to him, all of which now may be taken by the board of directors by simple majority voting.  Also, the amendment provides that payment of dividends, up to an amount equivalent to 20% of the preceding years’ retained earnings, may be approved by a simple majority of the shareholders.  Any decision on extraordinary matters, as they are defined by our bylaws and which include any new business acquisition, business combinations or any change in the existing line of business, among other things, shall require the approval of the majority of the members of the board of directors, with the vote of two of the members appointed by The Coca-Cola Company.  Also, any decision related to such extraordinary matters or any payment of dividends above 20% of the preceding years’ retained earnings shall require the approval of a majority of shareholders of each of Series A and Series D Shares voting together as a single class.

Under our bylaws and shareholders agreement, our Series A Shares and Series D Shares are the only shares with full voting rights and, therefore, control actions by our shareholders.

The shareholders agreement also sets forth the principal shareholders’ understanding as to the effect of adverse actions of The Coca-Cola Company under the bottler agreements.  Our bylaws and shareholders agreement provide that a majority of the directors appointed by the holders of Series A Shares, upon making a reasonable, good faith determination that any action of The Coca-Cola Company under any bottler agreement between The Coca-Cola Company and our company or any of our subsidiaries is materially adverse to our business interests and that The Coca-Cola Company has failed to cure such action within 60 days of notice, may declare a simple majority period at any time within 90 days after giving notice.  During the simple majority period, as defined in our bylaws, certain decisions, namely the approval of material changes in our business plans, the introduction of a new, or termination of an existing, line of business, and related party transactions outside the ordinary course of business, to the extent the presence and approval of at least two Series D directors would otherwise be required, can be made by a simple majority vote of our entire board of directors, without requiring the presence or approval of any Series D director.  A majority of the Series A directors may terminate a simple majority period but, once having done so, cannot declare another simple majority period for one year after the termination.  If a simple majority period persists for one year or more, the provisions of the shareholders agreement for resolution of irreconcilable differences may be triggered, with the consequences outlined in the following paragraph.

In addition to the rights of first refusal provided for in our bylaws regarding proposed transfers of Series A Shares or Series D Shares, the shareholders agreement contemplates three circumstances under which one principal shareholder may purchase the interest of the other in our company:  (1) a change in control in a principal shareholder, (2) the existence of irreconcilable differences between the principal shareholders or (3) the occurrence of certain specified events of default.

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

The shareholders agreement also contains provisions relating to the principal shareholders understanding as to our growth.  It states that it is The Coca-Cola Company’s intention that we will be viewed as one of a small number of its “anchor” bottlers in Latin America.  In particular, the parties agree that it is desirable that we expand by acquiring additional bottler territories in Mexico and other Latin American countries in the event any become available through horizontal growth.  In addition, The Coca-Cola Company has agreed, subject to a number of conditions, that if it obtains ownership of a bottler territory that fits with our operations, it will give us the option to acquire such territory.  The Coca-Cola Company has also agreed to support prudent and sound modifications to our capital structure to support horizontal growth.  The Coca-Cola Company’s agreement as to horizontal growth expires upon either the elimination of the super-majority voting requirements described above or The Coca-Cola Company’s election to terminate the agreement as a result of a default.

The Coca-Cola Memorandum

In connection with the acquisition of Panamco in 2003, we established certain understandings primarily relating to operational and business issues with both The Coca-Cola Company and FEMSA that were memorialized in writing prior to completion of the acquisition.  We believe the memorandum should be interpreted in the context of subsequent events, some of which have been noted in the description below.  The terms are as follows:

•         The shareholder arrangements between directly wholly owned subsidiaries of FEMSA and The Coca-Cola Company will continue in place.  On February 1, 2010, FEMSA amended its shareholders agreement with The Coca-Cola Company.  See “—The Shareholders Agreement.”

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

•         The Coca-Cola Company may require the establishment of a different long-term strategy for Brazil.  If, after taking into account our performance in Brazil, The Coca-Cola Company does not consider us to be part of this long-term strategic solution for Brazil, then we will sell our Brazilian franchise to The Coca-Cola Company or its designee at fair market value.  Fair market value would be determined by independent investment bankers retained by each party at their own expense pursuant to specified procedures.  We currently believe the likelihood of this term applying is remote.

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

Cooperation Framework with The Coca-Cola Company

In September 2006, The Coca-Cola Company and we reached at a comprehensive cooperation framework for a new stage of collaboration going forward.  This new framework includes the main aspects of our relationship with The Coca-Cola Company and defines the terms for the new collaborative business model.  The framework is structured around three main objectives, which have been implemented as outlined below:

•         Sustainable growth of sparkling beverages, still beverages and waters:  Together with The Coca-Cola Company, we have defined a platform to jointly pursue incremental growth in the sparkling beverages category, as well as accelerated development of still beverages and waters across Latin America.  To this end, The Coca-Cola Company will provide a relevant portion of the funds derived from the concentrate increase for marketing support of the entire portfolio.  In addition, the framework contemplates a new, all-encompassing business model for the development, organically and through acquisitions, of still beverages and waters that further aligns our and The Coca-Cola Company’s objectives and should contribute to incremental long-term value creation for both companies.  With this objective in mind, we have jointly acquired the Brisa bottled water business in Colombia, we have formalized a joint venture regarding the Jugos del Valle products in Mexico and Brazil and we have formalized our agreements to jointly develop the Crystal  water business in Brazil, the Matte Leao business in Brazil jointly with other bottlers and the business of Grupo Estrella Azul in Panama.

•         Our horizontal growth:  The framework includes The Coca-Cola Company’s endorsement of our aspiration to continue being a leading participant in the consolidation of the Coca-Cola system in Latin America, as well as our exploration of potential opportunities in other markets where our operating model and strong execution capabilities could be leveraged.  For example, in 2008 we entered into a transaction with The Coca-Cola Company to acquire from it, REMIL, which was The Coca-Cola Company’s wholly owned bottling franchise in the majority of the State of Minas Gerais of Brazil.

•         Long-term vision in relationship economics:  We and The Coca-Cola Company understand each other’s business objectives and growth plans, and the new framework provides long-term perspective on the economics of our relationship.  This will allow us and The Coca-Cola Company to focus on continuing to drive the business forward and generating profitable growth.

RELATED PARTY TRANSACTIONS

We believe that our transactions with related party transactions are on terms comparable to those that would result from arm’s length negotiations with unaffiliated parties and are reviewed and approved by our Corporate Practices Committee.

FEMSA

We regularly engage in transactions with FEMSA and its subsidiaries.

We sell our products to certain FEMSA subsidiaries, substantially all of which consists of our sales to a chain of convenience stores under the name Oxxo.  The aggregate amount of these sales to Oxxo was Ps. 1,623 million, Ps. 1,263 million and Ps. 992 million in 2010, 2009 and 2008, respectively.

We also purchase products from FEMSA and its subsidiaries.  The aggregate amount of these purchases was Ps. 5,412 million, Ps. 5,941 million and Ps. 5,010 million in 2010, 2009 and 2008, respectively.  These amounts principally relate to raw materials, beer, assets and services provided to us by FEMSA.  In January 2008, we renewed our service agreement with another subsidiary of FEMSA, which provides for the continued provision of administrative services relating to insurance, legal and tax advice, relations with governmental authorities and certain administrative and internal auditing services that it has been providing since June 1993.  In November 2000, we entered into a service agreement with a subsidiary of FEMSA for the transportation of finished products from our production facilities to our distribution centers within Mexico.  In November 2001, we entered into two franchise bottler agreements with Promotora de Marcas Nacionales, S.A. de C.V., an indirect subsidiary of FEMSA, under which we became the sole franchisee for the production, bottling, distribution and sale of Mundet  brands in the valley of Mexico and in most of our operations in Southeast Mexico.  In September 2010, FEMSA sold the Mundet  brand in Mexico to The Coca-Cola Company through The Coca-Cola Company’s acquisition of 100% of the equity interest of Promotora de Marcas Nacionales, S.A. de C.V.  We remain the licensee of the Mundet  trademark under the license agreements with Promotora de Marcas Nacionales, S.A. de C.V.  Both agreements are renewable for ten-year terms, subject to non-renewal by either party with notice to the other party.  We recently expanded the territories covered by these agreements to certain of our operations outside of Mexico.  We primarily purchase our glass bottles in Mexico from SIVESA, a wholly-owned subsidiary of FEMSA Cerveza, now Cuauhtémoc Moctezuma Holding, S.A. de C.V., currently a wholly-owned subsidiary of the Heineken Group.  The aggregate amount of our purchases from SIVESA amounted to Ps. 304.5 million, Ps. 355.1 million and Ps. 408.5 million in 2010, 2009 and 2008, respectively.  Finally, we sell and distribute the Kaiser  brands of beer in our territories in Brazil.  In January 2006, FEMSA Cerveza acquired a controlling stake in Cervejarias Kaiser.  Since that time, we have distributed the Kaiser  beer portfolio in our Brazilian territories, consistent with the arrangements between us and Cervejarias Kaiser in place prior to 2004.   On April 30, 2010, the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group closed.  We have agreed with Cervejarias Kaiser to continue to distribute and sell the Kaiser  beer portfolio in our Brazilian territories through the 20-year term, consistent with arrangement in place since 2006.

FEMSA is also a party to the understandings we have with The Coca-Cola Company relating to specified operational and business issues.  A summary of these understandings is set forth under “—Major Shareholders—The Coca-Cola Memorandum.”

The Coca-Cola Company

We regularly engage in transactions with The Coca-Cola Company and its affiliates.  We purchase all of our concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company.  Total expenses charged to us by The Coca-Cola Company for concentrates were approximately Ps. 19,371 million, Ps. 16,863 million and Ps. 13,518 million in 2010, 2009 and 2008, respectively.  Our company and The Coca-Cola Company pay and reimburse each other for marketing expenditures.  The Coca-Cola Company also contributes to our coolers, and bottles and cases investment program.  We received contributions to our marketing expenses and coolers, and bottles and cases investment program of Ps. 2,386 million, Ps. 1,945 million and Ps. 1,995 million in 2010, 2009 and 2008, respectively.

In December 2007 and May 2008, we sold most of our proprietary brands to The Coca-Cola Company.  The proprietary brands are licensed back to us by The Coca-Cola Company pursuant to our bottler agreements.  The December 2007 transaction was valued at US$ 48 million and the May 2008 transaction was valued at US$ 16 million.  We believe that both of these transactions were conducted on an arm’s length basis.  Revenues from the sale of proprietary brands realized in prior years in which we have a significant continuing involvement are deferred and amortized against the related costs of future sales over the estimated sales period.  The balance to be amortized amounted to Ps. 547 million, Ps. 616 million and Ps. 571 million as of December 31, 2010, 2009 and 2008, respectively.  The short-term portions to be amortized amounted to Ps. 276 million, Ps. 203 million and Ps. 139 million at December 31, 2010, 2009 and 2008, respectively.  The short-term portions are included in other current liabilities.  The long-term positions are included in other liabilities.

In Argentina, we purchase pre-formed plastic ingots, as well as returnable plastic bottles from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola  bottler with operations in Argentina, Chile and Brazil in which The Coca-Cola Company has a substantial interest.

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

In February 2009, we acquired together with The Coca-Cola Company the Brisa bottled water business in Colombia from Bavaria, a subsidiary of SABMiller.  We acquired the production assets and the rights to distribute in the territory, and The Coca-Cola Company acquired the Brisa  brand.  We and The Coca-Cola Company equally shared in paying the purchase price of US$ 92 million.  Following a transition period, in June 2009, we started to sell and distribute the Brisa  portfolio of products in Colombia.

In May 2009, we completed a transaction to develop the Crystal trademark water business in Brazil jointly with The Coca-Cola Company.

In August 2010, we acquired from The Coca-Cola Company along with other Brazilian Coca-Cola bottlers the business operations of the Matte Leao tea brand.  We currently have a 13.84% indirect interest in the Matte Leao business in Brazil.

In March 2011, we acquired together with The Coca-Cola Company, Grupo Estrella Azul, a Panamanian conglomerate that participates in the dairy and juice-based beverage categories in Panama.  We will continue to develop this business jointly with The Coca-Cola Company.

Associated Companies

We also regularly engage in transactions with companies in which we own an equity interest that are not affiliated with The Coca-Cola Company, as described under “—The Coca-Cola Company.”  We believe these transactions are on terms comparable to those that would result from arm’s length negotiations with unaffiliated third parties.

In Mexico, we purchase sparkling beverages in cans from Industria Envasadora de Querétaro, S.A. de C.V., or IEQSA, in which we hold an equity interest of approximately 13.5%.  We paid IEQSA Ps. 196 million, Ps. 208 million and Ps. 333 million in 2010, 2009 and 2008, respectively.  IEQSA purchases aluminum cans from FEMSA.  We also purchase sugar from Beta San Miguel S.A. de C.V., or Beta San Miguel, a sugar-cane producer in which we currently hold a 2.6% equity interest.  We paid Ps. 1,307 million, Ps. 713 million and Ps. 687 million to Beta San Miguel in 2010, 2009 and 2008, respectively.

In Mexico, we participate with certain Coca-Cola  bottlers in PROMESA, in which we hold a 5% interest.  Through PROMESA, we purchase our cans for our Mexican operations, which are manufactured by Fábricas de Monterrey, S.A. de C.V., or FAMOSA, a wholly-owned subsidiary of FEMSA Cerveza, now Cuauhtémoc Moctezuma Holding, S.A. de C.V., currently a wholly-owned subsidiary of the Heineken Group.  We purchased from PROMESA approximately Ps. 684 million, Ps. 783 million and Ps. 525 million in 2010, 2009, and 2008, respectively.

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

LEGAL PROCEEDINGS

We are party to various legal proceedings in the ordinary course of business.  Other than as disclosed in this annual report, we are not currently involved in any litigation or arbitration proceeding, including any proceeding that is pending or threatened of which we are aware, which we believe will have, or has had, a material adverse effect on our company.  Other legal proceedings that are pending against or involve us and our subsidiaries are incidental to the conduct of our and their business.  We believe that the ultimate disposition of such other proceedings individually or in an aggregate basis will not have a material adverse effect on our consolidated financial condition or results from operations.

Mexico

Antitrust Matters.  During 2000, the Comisión Federal de Competencia in Mexico (the Mexican Antitrust Commission, or CFC), pursuant to complaints filed by PepsiCo and certain of its bottlers in Mexico, began an investigation of The Coca-Cola Company Export Corporation (TCCEC) and its bottlers for alleged monopolistic practices through exclusivity arrangements with certain retailers.  After the corresponding legal proceedings in 2008 in the Tribunal Colegiado de Circuito (Mexican federal court), a final adverse judgment was rendered against two out of our six Mexican subsidiaries involved, upholding a fine of approximately Ps.10.5 million imposed by CFC on each of the two subsidiaries and ordering the immediate suspension of such practices of alleged exclusivity arrangements and conditional dealing.  The Mexican Supreme Court decided to resolve the proceedings with respect to the complaints against the remaining four subsidiaries, and on June 9, 2010, the Mexican Federal Court ordered the CFC to reconsider certain aspects of these proceedings.  In March 2011, the CFC ruled in favor of our subsidiaries, on the grounds of insufficient evidence to prove individual and specific liability of our subsidiaries in the alleged antitrust violations.  PepsiCo filed for an administrative recourse against the CFC’s resolution.

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
78

Central America

Antitrust Matters in Costa Rica.  During August 2001, the Comisión para Promover la Competencia in Costa Rica (Costa Rican Antitrust Commission) pursuant to a complaint filed by PepsiCo. and its bottler in Costa Rica initiated an investigation of the sales practices of The Coca-Cola Company and our Costa Rican subsidiary for alleged monopolistic practices in retail distribution, including sales exclusivity arrangements.  A ruling from the Costa Rican Antitrust Commission was issued in July 2004, which found our subsidiary in Costa Rica engaged in monopolistic practices with respect to exclusivity arrangements, pricing and the sharing of coolers under certain limited circumstances and imposed a fine of US$ 130,000 (approximately Ps. 1.5 million).  Our appeal of the Costa Rican Antitrust Commission’s ruling was dismissed.  We have filed judicial proceedings challenging the ruling of the Costa Rican Antitrust Commission and the process is still pending in court.  We believe that this matter will not have a material adverse effect on our financial condition or results from operations.

In November 2004, Ajecen del Sur S.A., the bottler of Big Cola in Costa Rica, filed a complaint before the Costa Rican Antitrust Commission related to monopolistic practices in retail distribution and exclusivity agreements against The Coca-Cola Company and our Costa Rican subsidiary.  The Costa Rican Antitrust Commission has decided to pursue an investigation.  The period for gathering of evidence ended in August 2008, and the final arguments have been filed.  We expect that the maximum fine that could be imposed is US$ 300,000 (approximately Ps. 3.5 million).  We are waiting for the final resolution to be issued by the Costa Rican Antitrust Commission.

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

Venezuela

Tax Matters.  In 1999, some of our Venezuelan subsidiaries received notice of indirect tax claims asserted by the Venezuelan tax authorities.  These subsidiaries have taken the appropriate measures against these claims at the administrative level and filed appeals with the Venezuelan courts.  The claims currently amount to approximately US$ 21.1 million (approximately Ps. 250 million).  We have certain rights to indemnification from Venbottling Holding, Inc., a former shareholder of Panamco and The Coca-Cola Company, for a substantial portion of the claims.  We do not believe that the ultimate resolution of these cases will have a material adverse effect on our financial condition or results from operations.

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

Item 9.  The Offer and Listing

TRADING MARKETS

The following table sets forth, for the periods indicated, the reported high and low nominal sale prices for the Series L Shares on the Mexican Stock Exchange and the reported high and low nominal sale prices for the ADSs on the New York Stock Exchange:

	Mexican Stock Exchange				New York Stock Exchange
	Mexican pesos per Series L Share				U.S. dollars per ADS
	High(1)		Low(1)		High(1)		Low(1)
2006:
Full year	Ps.	41.45	Ps.	29.30	US$	38.00	US$	26.75
2007:
Full year	Ps.	53.65	Ps.	37.78	US$	49.28	US$	34.05
2008:
Full year	Ps.	64.49	Ps.	38.00	US$	62.50	US$	27.74
2009:
First quarter	Ps.	62.90	Ps.	40.96	US$	45.13	US$	26.41
Second quarter		56.83		48.23		43.09		35.16
Third quarter		65.81		53.31		49.47		39.03
Fourth quarter		86.71		66.43		66.87		47.75
2010:
First quarter	Ps.	88.07	Ps.	74.24	US$	69.67	US$	57.67
Second quarter		94.00		79.90		70.99		62.59
Third quarter		103.37		81.83		81.26		62.76
Fourth quarter		103.36		92.25		83.61		76.96
December		103.36		97.72		83.61		78.74
2011:
First quarter	Ps.	102.34	Ps.	87.40	US$	83.65	US$	72.08
January		102.34		95.27		83.65		78.79
February		99.00		87.48		82.33		72.34
March		94.95		87.40		79.16		72.08
April		96.50		91.86		83.02		79.23
May		100.60		91.00		86.91		78.47

(1)     High and low closing prices for the periods presented.

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange or the Bolsa Mexicana de Valores, S.A.B. de C.V., located in Mexico City, is the only stock exchange in Mexico.  Trading takes place principally through automated systems that are open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day.  Beginning in March 2008, during daylight savings time, trading hours change to match the New York Stock Exchange trading hours, opening at 7:30 a.m. and closing at 2:00 p.m. local time.  The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the Series L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange outside of Mexico.

Settlement is effected three business days after a share transaction on the Mexican Stock Exchange.  Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican Stock Exchange.  Most securities traded on the Mexican Stock Exchange, including our shares, are on deposit with S.D. Indeval, S.A. de C.V., Instituto para el Depósito de Valores, which we refer to as Indeval, a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

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

Organization and Register

We were incorporated on October 30, 1991, as a sociedad anónima de capital variable (Mexican variable stock corporation) in accordance with the Ley General de Sociedades Mercantiles (Mexican General Corporations Law).  On December 5, 2006, we became a sociedad anónima bursátil de capital variable (Mexican variable capital listed stock company) and amended our bylaws in accordance with the Mexican Securities Market Law.  We were registered in the Registro Público de la Propiedad y del Comercio (Public Registry of Property and Commerce) of Monterrey, Nuevo León, Mexico on November 22, 1991 under mercantile number 2986, folio 171, volume 365, third book of the Commerce section.

Purposes

The main corporate purposes of our company include the following:

•         to establish, promote and organize corporations or companies of any type, as well as to acquire and possess shares or equity participations in them;

•         to carry out all types of active and passive transactions involving bonds, shares, participations and securities of any type;

•         to provide or receive advisory, consulting or other types of services in business matters;

•         to conduct business with equipment, raw materials and any other items necessary to the companies in which we have an interest in or with which we have commercial relations;

•         to acquire and dispose of trademarks, tradenames, commercial names, copyrights, patents, inventions, franchises, distributions, concessions and processes;

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

Voting Rights, Transfer Restrictions and Certain Minority Rights

Series A and Series D Shares have full voting rights and are subject to transfer restrictions.  Although no Series B Shares have been issued, our bylaws provide for the issuance of Series B Shares with full voting rights that are freely transferable.  Series L Shares are freely transferable but have limited voting rights.  None of our shares are exchangeable for shares of a different series.  The rights of all series of our capital stock are substantially identical except for:

•         restrictions on transfer of the Series A and Series D Shares;

•         limitations on the voting rights of Series L Shares;

•         the respective rights of the Series A, Series D and Series L Shares, voting as separate classes in a special meeting, to elect specified numbers of our directors and alternate directors;

•         the respective rights of Series D Shares to participate in the voting of extraordinary matters, as they are defined by our bylaws; and

•         prohibitions on non-Mexican ownership of Series A Shares.  See “Item 6.  Directors, Senior Management and Employees,” and “—Additional Transfer Restrictions Applicable to Series A and Series D Shares.”

Under our bylaws, holders of Series L Shares are entitled to vote in limited circumstances.  They may appoint for election and elect up to three of our 18 directors and, in certain circumstances where holders of Series L Shares have not voted for the director elected by holders of the majority of these series of shares, they may be entitled to elect and remove one director, through a general shareholders meeting, if they own 10% or more of all issued, subscribed and paid shares of the capital stock of the company, pursuant to the Mexican Securities Market Law.  See “Item 6.  Directors, Senior Management and Employees.”  In addition, they are entitled to vote on certain matters, including certain changes in our corporate form, mergers involving our company when our company is the merged entity or when the principal corporate purpose of the merged entity is not related to the corporate purpose of our company, the cancellation of the registration of our shares in the Mexican Stock Exchange or any other foreign stock exchange and those matters for which the Mexican Securities Market Law expressly allow them to vote.

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

Pursuant to the Mexican Securities Market Law, we are subject to a number of minority shareholder protections.  These minority protections include provisions that permit:

•         holders of at least 10% of our outstanding capital stock entitled to vote (including in a limited or restricted manner) may require the chairman of the board of directors or of the Audit or Corporate Practices Committees to call a shareholders meeting;

•         holders of at least 5% of our outstanding capital stock may bring an action for liability against our directors, the secretary of the board of directors or certain key officers;

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

An ordinary meeting of the holders of Series A and Series D Shares must be held at least once each year (1) to consider the approval of the financial statements of our Company for the preceding fiscal year and (2) to determine the allocation of the profits of the preceding year.  Further, any transaction to be entered into by us or our subsidiaries within the next fiscal year that represents 20% or more of our consolidated assets must be approved at an ordinary shareholders meeting at which holders of Series L Shares shall be entitled to vote.

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

The quorum for special meetings of any series of shares is 75% of the holders of the subscribed and paid capital stock of such shares, and action may be taken by holders of a majority of such series of shares.

Resolutions adopted at an ordinary or extraordinary shareholders meeting are valid when adopted by holders of at least a majority of the subscribed and paid in capital stock voting (and not abstaining) at the meeting, unless in the event of any decisions defined as extraordinary matters by the bylaws or any payment of dividends above 20% of the preceding years’ retained earnings, which shall require the approval of a majority of shareholders of each of Series A and Series D Shares voting together as a single class.  Resolutions adopted at a special shareholders meeting are valid when adopted by the holders of at least a majority of the subscribed and paid shares of the series of shares entitled to attend the special meeting.

Shareholders meetings may be called by the board of directors, the Audit Committee or the Corporate Practices Committee and, under certain circumstances, a Mexican court.  Holders of 10% or more of our capital stock may require the chairman of the board of directors, or the chairmen of the Audit Committee or Corporate Practices Committee to call a shareholders meeting.  A notice of meeting and an agenda must be published in a newspaper of general circulation in Mexico City at least 15 days prior to the meeting.  Notices must set forth the place, date and time of the meeting and the matters to be addressed and must be signed by whomever convened the meeting.  All relevant information relating to the shareholders meeting must be made available to shareholders starting on the date of publication of the notice.  To attend a meeting, shareholders must deposit their shares with the company or with Indeval or an institution for the deposit of securities prior to the meeting as indicated in the notice.  If entitled to attend the meeting, a shareholder may be represented by an attorney-in-fact.

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

Change in Capital

According to our bylaws, any change in our authorized capital stock requires a resolution of an extraordinary meeting of shareholders.  We are permitted to issue shares constituting fixed capital and shares constituting variable capital.  The fixed portion of our capital stock may be increased or decreased only by amendment of our bylaws adopted by a resolution at an extraordinary meeting of the shareholders.  The variable portion of our capital stock may be increased or decreased by resolution of an ordinary meeting of the shareholders without amending our bylaws.  All changes in the fixed or variable capital have to be registered in our capital variation registry.

A capital stock increase may be effected through the issuance of new shares for payment in cash or in kind, or by capitalization of indebtedness or of certain items of shareholders’ equity.  Treasury stock may only be sold pursuant to a public offering.

Preemptive Rights

The Mexican Securities Market Law permits the issuance and sale of shares through a public offering without granting shareholders preemptive rights, if permitted by the bylaws and upon, among other things, express authorization of the CNBV and the approval of the extraordinary shareholders meeting called for such purpose.  Under Mexican law and our bylaws, except in these circumstances and other limited circumstances (including mergers, sales of repurchased shares, conversion into shares of convertible securities and capital increases by means of payment in kind for shares or shares issued in return for the cancellation of debt), in the event of an increase in our capital stock, a holder of record generally has the right to subscribe to shares of a series held by such holder sufficient to maintain such holder’s existing proportionate holding of shares of that series.  Preemptive rights must be exercised during a term fixed by the shareholders at the meeting declaring the capital increase, which term must last at least 15 days following the publication of notice of the capital increase in the Mexican Official State Gazette.  As a result of applicable United States securities laws, holders of ADSs may be restricted in their ability to participate in the exercise of preemptive rights under the terms of the deposit agreement.  Shares subject to a preemptive rights offering, with respect to which preemptive rights have not been exercised, may be sold by us to third parties on the same terms and conditions previously approved by the shareholders or the board of directors.  Under Mexican law, preemptive rights cannot be waived in advance or be assigned, or be represented by an instrument that is negotiable separately from the corresponding shares.

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

•         approve transactions without complying with the requirements of the Mexican Securities Market Law;

•         use company property in violation of the policies approved by the board of directors;

•         unlawfully use material non-public information; and

•         usurp a corporate opportunity for their own benefit or the benefit of a third party, without the prior approval of the board of directors.

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

Notwithstanding, the Mexican Securities Market Law provides that the members of the board of directors will not incur, individually or jointly, in liability for damages and losses caused to the company, when their acts were made in good faith, provided that (1) the directors complied with the requirements of the Mexican Securities Market Law and with the company’s bylaws, (2) the decision making or voting was based on information provided by the relevant officers, the external auditor or the independent experts, whose capacity and credibility do not offer reasonable doubt; (3) the negative economic effects could not have been foreseen, based on the information available; and (4) the resolutions of the shareholders meeting were observed.

Limited Liability.  The liability of shareholders for our company’s losses is limited to their shareholdings in our company.

MATERIAL AGREEMENTS

We manufacture, package, distribute and sell sparkling beverages, still beverages and bottled water under bottler agreements with The Coca-Cola Company.  In addition, pursuant to a tradename license agreement with The Coca-Cola Company, we are authorized to use certain trademark names of The Coca-Cola Company.  For a discussion of the terms of these agreements, see “Item 4.  Information on the Company—Bottler Agreements.”

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

In September 2010, we renewed and extended our existing agreements with Hewlett Packard (formerly known as Electronic Data Systems before acquisition by Hewlett Packard), for the outsourcing of technology services in all of our territories. These agreements are valid until August 2015, unless terminated by us through previous notice to Hewlett Packard.

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

Taxation of Dividends.  The gross amount of any dividends paid with respect to the Series L Shares represented by ADSs or the Series L Shares generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, in the case of the Series L Shares, or by the depositary, in the case of the Series L Shares represented by ADSs, and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended.  Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of the Series L Shares, or by the depositary, in the case of the Series L Shares represented by the ADSs (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date).  If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends.  Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of Series L Shares or ADSs before January 1, 2011 is subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.”  Dividends paid on the ADSs will be treated as qualified dividends if (1) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (2) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company.  The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules.  Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2010 taxable year.  In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2011 taxable year.  U.S. holders should consult their tax advisers regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt.  Dividends generally will constitute foreign source “passive income” for U.S. foreign tax credit purposes.

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

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

As a part of our risk management strategy, we use derivative financial instruments with the purpose of (1) achieving a desired liability structure with a balanced risk profile, (2) managing the exposure to production input and raw material costs and (3) hedging balance sheet and cash flow exposures to foreign currency fluctuation.  We do not use derivative financial instruments for speculative or profit-generating purposes.  We track the fair value (mark to market) of our derivative financial instruments and its possible changes using the Value at Risk methodology, as well as by generating scenario analyses.

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates.  At December 31, 2010, we had total indebtedness of Ps. 17,351  million, of which 43% bore interest at fixed interest rates and 57% bore interest at variable interest rates.  After giving effect to our swap and forward contracts, as of December 31, 2010, 84% of our debt was fixed-rate and 16% of our debt was variable-rate, calculated by weighting each year’s outstanding debt balance mix.  The interest rate on our variable rate debt denominated in U.S. dollars is generally determined by reference to the London Interbank Offer Rate, or LIBOR, and the interest rate on our variable rate debt denominated in Mexican pesos is generally determined by reference to the Tasa de Interés Interbancaria de Equilibrio (the Equilibrium Interbank Interest Rate), or TIIE.  If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our financial instruments that are sensitive to changes in interest rates, without giving effect to interest rate swaps.  The table presents weighted average interest rates by expected contractual maturity dates.  Weighted average variable rates are based on the reference rates on December 31, 2010, plus spreads, contracted by us.  The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos, Brazilian reais, Colombian pesos and Argentine pesos.  All of the payments in the table are presented in Mexican pesos, our reporting currency, assuming the foreign exchange of Ps. 12.3571 Mexican pesos per U.S. dollar reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2010

The table below also includes the fair value of long-term debt based on the discounted value of contractual cash flows.  The discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities.  Furthermore, the fair value of long-term notes payable is based on quoted market prices on December 31, 2010.  As of December 31, 2010, the fair value represents a profit amount of Ps. 2 million.

Principal by Year of Maturity
(millions of Mexican pesos)

	At December 31, 2010								At Dec. 31, 2009
	2011	2012	2013	2014	2015	2016 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
Long-Term Debt and Notes:
Fixed Rate Debt and Notes
U. S. dollars	4	-	-	-	-	6,179	6,183	6,378	15
Interest Rate(1)	3.8%	-	-	-	-	4.6%	4.6%	-	3.8%
Mexican pesos	-	-	-	-	-	-	-	-	1,000
Interest Rate(1)	-	-	-	-	-	-	-	-	10.4%
Brazilian reais	4	10	15	15	14	45	102	84	-
Interest Rate(1)	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	-	-
Argentine pesos	62	622	-	-	-	-	684	693	69
Interest Rate(1)	20.5%	16.1%	-	-	-	-	16.5%	-	20.5%
Total Fixed Rate	70	632	15	15	14	6,224	6,969	7,155	1,084

Variable Rate Debt
U.S. dollars	-	37	185	-	-	-	222	218	2,873
Interest Rate(1)	-	0.5%	0.6%	-	-	-	0.6%	-	0.5%
Mexican pesos	-	3,067	267	1,392	2,824	-	7,550	7,367	9,550
Interest Rate(1)	-	4.9%	5.1%	5.1%	5.1%	-	5.0%	-	5.1%
Brazilian reais	-	-	-	-	-	-	-	-	2
Interest Rate(1)	-	-	-	-	-	-	-	-	(Various)
Colombian pesos	155	839	-	-	-	-	994	994	-
Interest Rate(1)	4.7%	4.7%	-	-	-	-	4.7%	-	-
Total Variable Rate	155	3,943	452	1,392	2,824	-	8,767	8,579	12,425

Long Term Debt	225	4,575	467	1,407	2,838	6,224	15,736	15,734	13,509
Current portion of long term debt	225	-	-	-	-	-	225	222	3,011
Total Long-Term Debt	-	4,575	467	1,407	2,838	6,224	15,511	15,512	10,498

Derivative Instruments:
Interest Rate Swaps Mexican pesos
Variable to fixed(3)	-	1,600	1,312	575	1,963	-	5,450	(263)	5,600
Interest pay rate	-	8.06%	8.48%	8.43%	8.63%	-	8.41%	-	8.45%
Interest receive rate	-	4.83% /			5.12% /	-	4.95% /		4.90% /
		28dTIIE	28dTIIE	28dTIIE	28dTIIE		28dTIIE		28dTIIE
		-0.06%	+0.22%(2)	+0.24%(2)	+0.21%(2)		+0.14%(2)		+0.21%(2)

(1)     Calculated by a weighted average annual rate.

(2)     Forward starting swaps in which the receive rate is not known, until the start of the validity period.

(3)     Notional amount.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to our floating-rate financial instruments held during 2010 would have increased our interest expense by approximately Ps. 74  million, or 4.2% over our interest expense of 2010, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest rate swap and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies of each country in which we operate, relative to the U.S. dollar.  In 2010, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency
At December 31, 2010
Currency	%
Mexican peso	37.5%
Colombian peso	10.5%
Venezuelan bolivar	13.6%
Argentine peso	6.3%
Brazilian real	25.9%
Other (Central America)	6.2%

We estimate that approximately 22% of our consolidated costs of goods sold are denominated in U.S. dollars for Mexican subsidiaries and in the aforementioned currencies for our non-Mexican subsidiaries.  Substantially all of our costs denominated in a foreign currency, other than the functional currency of each country in which we operate, are denominated in U.S. dollars.  During 2010, we entered into forward derivative instruments to hedge part of our Mexican peso fluctuation risk relative to our raw material costs denominated in U.S. dollars.  These instruments are considered hedges for accounting purposes.  As of December 31, 2010, 47.4% of our indebtedness was denominated in U.S. dollars, 33.5% in Mexican pesos and the remaining 19.1% in Brazilian reais, Colombian pesos and Argentine pesos (including the effect of derivative contracts held by us as of December 31, 2010, including cross currency swaps from Mexican pesos to U.S. dollars and U.S. dollar forward positions).  Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency-denominated operating costs and expenses and of the debt service obligations with respect to our foreign currency-denominated debt.  A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency denominated-indebtedness is increased.  See also “Item 3.  Key Information—Risk Factors—Depreciation of the Mexican peso relative to the U.S. dollar could adversely affect our financial condition and results from operations.”

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the Mexican peso relative to the U.S. dollar occurring on December 31, 2010, would have resulted in an increase in our net consolidated comprehensive financing result expense of approximately Ps. 21.2, million, reflecting higher interest expense and foreign exchange gain generated by the cash balances held in U.S. dollars as of that date, net of the loss based on our U.S. dollar-denominated indebtedness at December 31, 2010.  However, this result does not take into account any gain on monetary position that would be expected to result from an increase in the inflation rate generated by a devaluation of the Mexican peso relative to the U.S. dollar, which gain on monetary position would reduce the consolidated net comprehensive financing result, after giving effect to all of our interest rate swap and cross-currency swap agreements.

As of June 10, 2011, the exchange rates relative to the U.S. dollar of all the countries in which we operate have appreciated or depreciated compared to December 31, 2010 as follows:

	Exchange Rate As of June 10, 2011	(Depreciation) or Appreciation
Mexico	11.87	3.95%
Guatemala	7.84	2.14%
Nicaragua	22.36	(2.18)%
Costa Rica	510.77	1.41%
Panama	1.00	—
Colombia	1,772.59	7.39%
Venezuela	4.30	—
Brazil	1.60	3.91%
Argentina	4.09	(2.94)%
97

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies of each of the countries in which we operate relative to the U.S. dollar at December 31, 2010, would produce a reduction in shareholders’ equity of approximately the following amounts:

Reduction in Shareholders’ Equity
(millions of Mexican pesos)
Mexico	Ps. 255
Colombia	814
Venezuela	458
Brazil	1,491
Argentina	97
Other (Central America)	684

Equity Risk

As of December 31, 2010 we did not have any equity risk derivatives.

Commodity Price Risk

During 2010 we entered into futures contracts to hedge the cost of sugar in Brazil with a notional value of Ps. 615 million, maturing in 2011 and 2012.  The result of these commodity price contracts was a fair market value gain of Ps. 445 million as of December 31, 2010.

,Table of Contents

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

ADS holders are required to pay the depositary amounts in respect of expenses incurred by the depositary or its agents on behalf of ADS holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, cable, telex and facsimile transmission, or conversion of foreign currency into U.S. dollars.  The depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

ADS holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders
Issuance and delivery of ADRs, including in connection with share distributions	Up to US$ 5.00 per 100 ADSs (or portion thereof)
Withdrawal of shares underlying ADSs	Up to US$ 5.00 per 100 ADSs (or portion thereof)
Registration for the transfer of shares	Registration or transfer fees that may from time to time be in effect

In addition, holders may be required to pay a fee for the distribution or sale of securities.  Such fee (which may be deducted from such proceeds) would be for an amount equal to the lesser of (1) the fee for the issuance of ADSs that would be charged as if the securities were treated as deposited shares and (2) the amount of such proceeds.

Direct and indirect payments by the depositary

The depositary reimburses us for certain expenses we incur in connection with the ADS program, subject to a ceiling agreed between us and the depositary.  These reimbursable expenses include listing fees and fees payable to service providers for the distribution of material to ADR holders.  For the year ended December 31, 2010, this amount was approximately US$ 74,400.

Items 13-14.  Not Applicable

Item 15.  Controls and Procedures

(a)           Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2010.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Based on our evaluation under the framework in Internal Controls – Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

(c)           Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

Coca-Cola FEMSA, S.A.B. DE C.V.:

We have audited Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).  Coca-Cola FEMSA, S.A.B. de C.V.  and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated June 17, 2011 expressed an unqualified opinion thereon.

Mancera, S.C.

A member practice of

Ernst & Young Global

Oscar Aguirre Hernandez

Mexico City, Mexico

June 17, 2011

(d)           Changes in Internal Control Over Financial Reporting.

There has been no change in our internal control over financial reporting during 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Mancera, S.C. and other Ernst & Young practices (collectively, Ernst and Young) during the fiscal years ended December 31, 2010 and December 31, 2009:

	Year ended December 31,
	2010	2009
	(millions of Mexican pesos)
Audit fees	Ps. 41	Ps. 41
Audit-related fees	3	4
Tax fees	1	1
Other fees	—	—
Total fees	Ps. 45	Ps. 46

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

Tax Fees.  Tax fees in the above table are fees billed by Ernst & Young for services based upon existing facts and prior transactions in order to assist us in documenting, computing and obtaining government approval for amounts included in tax filings such as value-added tax return assistance, transfer pricing documentation and requests for technical advice from taxing authorities.

Other fees.  Other fees in the above table are consulting related fees.  For the years ended December 31, 2010 and 2009 there were no other fees.

Audit Committee Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by our external auditors must be pre-approved by the Audit Committee as set forth in the Audit Committee’s charter.  Any service proposals submitted by external auditors need to be discussed and approved by the Audit Committee during its meetings, which take place at least four times a year.  Once the proposed service is approved, we or our subsidiaries formalize the engagement of services.  The approval of any audit and non-audit services to be provided by our external auditors is specified in the minutes of our Audit Committee.  In addition, the members of our Audit Committee are briefed on matters discussed by the different committees of our board of directors.

Item 16D.  Not Applicable 2

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not directly purchase any of our equity securities in 2010.  The following table presents purchases by trusts that we administer in connection with our bonus incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us.  See “Item 6.  Directors, Senior Management and Employees—EVA-Based Bonus Program.”

Purchases of Equity Securities

Period	Total Number of Series L Shares Purchased by trusts that we administer in connection with our bonus incentive plans	Average Price Paid per Series L Share	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Jan. 5– Mar. 19	993,500	Ps. 76.15	─	─

Total	993,500	Ps. 76.15	─	─

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

Compensation committee: A compensation committee composed entirely of independent directors is required. As a “controlled company,” we would be exempt from this requirement if we were a U.S. issuer.

Compensation committee: We do not have a committee that exclusively oversees compensation issues. Our Corporate Practices Committee, composed entirely of independent directors, reviews and recommends management compensation programs in order to ensure that they are aligned with shareholders interests and corporate performance.

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
Exhibit 1.1

Amended and restated bylaws (Estatutos Sociales) of Coca-Cola FEMSA, S.A.B. de C.V., approved April 14, 2010 (English translation) (incorporated by reference to Exhibit 1.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

Exhibit 2.1

Deposit Agreement, dated as of September 1, 1993, among Coca-Cola FEMSA, the Bank of New York, as Depositary, and Holders and Beneficial Owners of American Depository Receipts (incorporated by reference to Exhibit 3.5 to the Registration Statement of FEMSA on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

Exhibit 2.2

Indenture dated as of February 5, 2010 among Coca-Cola FEMSA, S.A.B. de C.V., and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

Exhibit 2.3

First Supplemental Indenture dated as of February 5, 2010 among Coca-Cola FEMSA, S.A.B. de C.V., and The Bank of New York Mellon and the Bank of New York Mellon (Luxembourg) S.A. (incorporated by reference to Exhibit 2.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

Exhibit 2.4	Second Supplemental Indenture dated as of April 1, 2011 among Coca-Cola FEMSA, S.A.B. de C.V., Propimex, S.A. de C.V., as Guarantor, and The Bank of New York Mellon.
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

Exhibit 4.3

Second Amendment, dated as of February 1, 2010, to the to the Amended and Restated Shareholders Agreement, dated as of July 6, 2002, by and among CIBSA, Emprex, The Coca-Cola Company, Inmex and Dulux CBAI 2003 B.V. (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

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

Exhibit 4.8

Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Golfo, S.A. de C.V.  and The Coca−Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

Exhibit 4.9

Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Bajio, S.A. de C.V., and The Coca-Cola Company with respect to operations in Bajio, Mexico (English translation) (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

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

Exhibit 8.1	Significant Subsidiaries.
Exhibit 12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 17, 2011.
Exhibit 12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 17, 2011.
Exhibit 13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 17, 2011.

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

We have audited the accompanying consolidated balance sheets of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and consolidated cash flows, for each of the three years in the period ended December 31, 2010, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted in the United States (See Notes 26 and 27 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 17, 2011 expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of
Ernst & Young Global

/s/ Oscar Aguirre Hernandez
Oscar Aguirre Hernandez

Mexico City, Mexico
June 17, 2011

CONSOLIDATED BALANCE SHEETS
COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
At December 31, 2010 and 2009. Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

			2010		2009
Assets
Current Assets:
Cash and cash equivalents	$1,012	Ps.	12,534	Ps.	7,841
Marketable securities (Note 4c)	-		-		2,113
Accounts receivable, net (Note 6)	514		6,363		5,931
Inventories, net (Note 7)	414		5,130		5,002
Recoverable taxes	134		1,658		1,776
Other current assets (Note 8)	61		751		976
Total current assets	2,135		26,436		23,639
Investment in shares (Note 9)	170		2,108		2,170
Property, plant and equipment, net (Note 10)	2,592		32,100		31,242
Intangible assets, net (Note 11)	4,136		51,213		50,898
Deferred tax asset (Note 23d)	28		345		1,019
Other assets, net (Note 12)	150		1,859		1,693
TOTAL ASSETS	$9,211	Ps.	114,061	Ps.	110,661
Liabilities and shareholders’ equity
Current Liabilities:
Bank loans and notes payable (Note 17)	$130	Ps.	1,615	Ps.	2,416
Current portion of long-term debt (Note 17)	18		225		3,011
Interest payable	12		151		61
Suppliers	726		8,988		9,368
Accounts payable	302		3,743		4,733
Taxes payable	156		1,931		2,974
Other current liabilities (Note 24a)	81		993		885
Total current liabilities	1,425		17,646		23,448
Long-Term Liabilities:
Bank loans and notes payable (Note 17)	1,253		15,511		10,498
Labor liabilities (Note 15b)	98		1,210		1,089
Deferred tax liability (Note 23d)	154		1,901		2,659
Contingencies and other liabilities (Note 24b)	315		3,912		4,495
Total long-term liabilities	1,820		22,534		18,741
Total liabilities	3,245		40,180		42,189
Shareholders’ Equity:
Non-controlling interest in consolidated subsidiaries (Note 20)	210		2,602		2,296
Controlling interest:
Capital stock (Note 21)	252		3,116		3,116
Additional paid-in capital	1,069		13,239		13,220
Retained earnings from prior years (Note 21)	3,562		44,108		38,189
Net income (Note 21)	791		9,800		8,523
Cumulative other comprehensive income	82		1,016		3,128
Total controlling interest	5,756		71,279		66,176
Total shareholders’ equity	5,966		73,881		68,472
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,211	Ps.	114,061	Ps.	110,661

The accompanying notes are an integral part of these consolidated balance sheets.
Mexico City

Carlos Salazar Lomelín	Héctor Treviño Gutiérrez
Chief Executive Officer	Chief Financial Officer

CONSOLIDATED INCOME STATEMENTS
COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
For the years ended December 31, 2010, 2009 and 2008.
Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except for data per share.

			2010		2009		2008
Net sales	$8,317	Ps.	102,988	Ps.	102,229	Ps.	82,468
Other operating revenues	38		468		538		508
Total revenues	8,355		103,456		102,767		82,976
Cost of goods sold	4,485		55,534		54,952		43,895
Gross profit	3,870		47,922		47,815		39,081
Operating expenses:
Administrative	359		4,449		5,308		4,095
Selling	2,132		26,394		26,672		21,291
Operating expenses	2,491		30,843		31,980		25,386
Income from operations	1,379		17,079		15,835		13,695
Other expenses, net (Note 18)	104		1,292		1,449		1,831
Comprehensive financing result:
Interest expense	141		1,748		1,895		2,207
Interest income	(23)		(285)		(286)		(433)
Foreign exchange loss, net	34		423		370		1,477
Gain on monetary position in inflationary subsidiaries	(33)		(414)		(488)		(658)
Market value (gain) loss on ineffective
portion of derivative financial instruments	(20)		(244)		(118)		959
Comprehensive financing result	99		1,228		1,373		3,552
Income before income taxes	1,176		14,559		13,013		8,312
Income taxes (Note 23)	344		4,260		4,043		2,486
Consolidated net income	$832	Ps.	10,299	Ps.	8,970	Ps.	5,826
Controlling interest net income	$791	Ps.	9,800	Ps.	8,523	Ps.	5,598
Non-controlling interest net income	41		499		447		228
Consolidated net income	$832	Ps.	10,299	Ps.	8,970	Ps.	5,826
Net controlling income (U.S. dollars and
Mexican pesos): Data per share	$0.43	Ps.	5.31	Ps.	4.62	Ps.	3.03

The accompanying notes are an integral part of these consolidated income statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
For the years ended December 31, 2010, 2009 and 2008.
Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

			2010		2009		2008
Operating Activities:
Income before income taxes	$1,176	Ps.	14,559	Ps.	13,013	Ps.	8,312
Non-cash operating expenses	17		208		170		159
Equity in earnings affiliated companies	(18)		(217)		(142)		(104)
Unrealized gain on marketable securities	-		-		(112)		-
Other adjustments regarding operating activities	-		-		-		641
Adjustments regarding investing activities:
Depreciation	269		3,333		3,472		3,022
Amortization	56		694		307		240
Loss on sale of long-lived assets	19		231		186		170
Disposal of long-lived assets	4		47		124		372
Interest income	(23)		(285)		(286)		(433)
Adjustments regarding financing activities:
Interest expenses	128		1,579		1,850		2,080
Foreign exchange loss, net	34		424		370		1,477
Monetary position gain, net	(33)		(413)		(488)		(658)
Derivative financial instruments (gain) loss	(38)		(468)		(318)		961
	1,591		19,692		18,146		16,239
Increase in accounts receivable	(88)		(1,092)		(394)		(179)
Decrease (increase) in inventories	-		5		33		(486)
(Increase) decrease in other assets	(45)		(557)		(276)		304
Increase in suppliers and other accounts payable	47		585		2,808		71
Decrease in other liabilities	(17)		(209)		(424)		(263)
Decrease in labor liabilities	(15)		(192)		(169)		(167)
Income tax paid	(314)		(3,882)		(3,061)		(3,618)
Net cash flows from operating activities	1,159		14,350		16,663		11,901
Investing Activities:
Acquisition of Minas Gerais Ltda. “REMIL”, net of
cash acquired (Note 5)	-		-		-		(3,633)
Acquisition of Brisa business (Note 5)	-		-		(717)		-
Acquisition of Agua de los Angeles business (Note 5)	-		-		-		(206)
Purchases of investment available-for-sale	-		-		(2,001)		-
Proceeds from investment available-for-sale	89		1,108		-		-
Proceeds from sales of shares of Jugos del Valle	-		-		-		741
Interest received	23		285		286		433
Acquisition of long-lived assets	(554)		(6,863)		(5,752)		(4,608)
Proceeds from the sale of long-lived assets	39		477		638		532
Other assets	(43)		(527)		1		521
Intangible assets	(107)		(1,325)		(1,355)		(1,079)
Net cash flows from investing activities	(553)		(6,845)		(8,900)		(7,299)
Net cash flows available for financing activities	606		7,505		7,763		4,602
Financing Activities:
Bank loans obtained	747		9,251		6,641		4,319
Bank loans repaid	(551)		(6,824)		(9,376)		(6,161)
Interest paid	(116)		(1,436)		(2,047)		(2,087)
Dividends declared and paid	(211)		(2,612)		(1,344)		(945)
Acquisition of non-controlling interests	(23)		(282)		-		(223)
Other liabilities	(9)		(108)		97		(164)
Net cash flows from financing activities	(163)		(2,011)		(6,029)		(5,261)
Increase (decrease) in cash and cash equivalents	443		5,494		1,734		(659)
Translation and restatement effects	(64)		(801)		(476)		(538)
Initial balance of cash and cash equivalents	633		7,841		6,583		7,780
Ending balance of cash and cash equivalents	$1,012	Ps.	12,534	Ps.	7,841	Ps.	6,583

The accompanying notes are an integral part of these consolidated statements of cash flows.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY
COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
For the years ended December 31, 2010, 2009 and 2008.
Amounts expressed in millions of Mexican pesos (Ps.).

						Retained
				Additional		Earnings
		Capital		Paid-in from		Prior
		Stock		Capital		Years
Balances at December 31, 2007	Ps.	3,116	Ps.	13,333	Ps.	27,930
Transfer of prior year net income		-		-		6,908
Effect of changes in NIF B-10 (Note 2h)		-		-		42
Effect of changes in NIF D-3 (Note 2k)		-		-		-
Dividends declared and paid (Note 21)		-		-		(945)
Acquisitions of non-controlling interest (Note 5)		-		(113)		-
Comprehensive income		-		-		-
Balances at December 31, 2008		3,116		13,220		33,935
Transfer of prior year net income		-		-		5,598
Dividends declared and paid (Note 21)		-		-		(1,344)
Comprehensive income		-		-		-
Balances at December 31, 2009		3,116		13,220		38,189
Transfer of prior year net income		-		-		8,523
Dividends declared and paid (Note 21)		-		-		(2,604)
Acquisitions of non-controlling interest		-		19		-
Comprehensive income		-		-		-
Balances at December 31, 2010	Ps.	3,116	Ps.	13,239	Ps.	44,108

The accompanying notes are an integral part of these consolidated statements of changes in shareholders’ equity.

			Cumulative				Non-controlling
			Other		Total		Interest in		Total
	Net		Comprehensive		Controlling		Consolidated		Shareholders’
	Income		Income (Loss)		Interest		Subsidiaries		Equity
Ps.	6,908	Ps.	(2,147)	Ps.	49,140	Ps.	1,641	Ps.	50,781
	(6,908)		-		-		-		-
	-		(42)		-		-		-
	-		98		98		-		98
	-		-		(945)		-		(945)
	-		-		(113)		(110)		(223)
	5,598		2,135		7,733		172		7,905
	5,598		44		55,913		1,703		57,616
	(5,598)		-		-		-		-
	-		-		(1,344)		-		(1,344)
	8,523		3,084		11,607		593		12,200
	8,523		3,128		66,176		2,296		68,472
	(8,523)		-		-		-		-
	-		-		(2,604)		-		(2,604)
	-		-		19		(301)		(282)
	9,800		(2,112)		7,688		607		8,295
Ps.	9,800	Ps.	1,016	Ps.	71,279	Ps.	2,602	Ps.	73,881

The accompanying notes are an integral part of these consolidated statements of changes in shareholders’ equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
For the years ended December 31, 2010, 2009 and 2008.
Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 1. Activities of the Company.
Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA” or “the Company”) is a Mexican corporation, mainly engaged in acquiring, holding and transferring all types of bonds, capital stock, shares and marketable securities.

Coca-Cola FEMSA is indirectly owned by Fomento Economico Mexicano, S.A.B. de C.V. (“FEMSA”), which holds 53.7% of its capital stock and 63% of its voting shares and The Coca-Cola Company (“TCCC”), which indirectly owns 31.6% of its capital stock and 37% of the voting shares. The remaining 14.7% of Coca-Cola FEMSA’s shares trade on the Bolsa Mexicana de Valores, S.A.B. de C.V. (BMV: KOFL). Its American Depositary Shares (ADS) trade on the New York Stock Exchange, Inc. (NYSE: KOF).

In February 2010, the Company’s main shareholders, FEMSA and The Coca-Cola Company, amended the shareholders agreement, and the Company’s bylaws were amended accordingly. The amendment related to changes in the voting requirements for decisions on: (1) ordinary operations within an annual business plan and (2) appointment of the chief executive officer and all officers reporting to him, all of which now may be taken by the board of directors by simple majority voting.

Coca-Cola FEMSA and its subsidiaries (the “Company”), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela, Brazil and Argentina.

As of December 31, 2010 and 2009, the most significant companies over which the Company exercises control are:

			Ownership
			Percentage
	Company	Activity Country	2010	2009
Propimex, S.A. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%
Controladora Interamericana de
Bebidas, S.A. de C.V.	Holding	Mexico	100.00%	100.00%
Refrescos Latinoamericanos, S.A. de C.V.	Holding	Mexico	100.00%	100.00%
Spal Industria Brasileira de Bebidas, S.A.	Manufacturing and distribution	Brazil	97.71%	97.71%
Coca-Cola Femsa de Venezuela, S.A.	Manufacturing and distribution	Venezuela	100.00%	100.00%
Industria Nacional de Gaseosas, S.A.	Manufacturing and distribution	Colombia	100.00%	100.00%

Note 2. Basis of Presentation.

The consolidated financial statements include the financial statements of Coca-Cola FEMSA and those companies over which it exercises control. All intercompany account balances and transactions have been eliminated in consolidation process.

The accompanying consolidated financial statements were prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”), individually referred to as “NIFs,” and are stated in millions of Mexican pesos (“Ps.”). The translation of Mexican pesos into U.S. dollars (“$”) is included solely for the convenience of the reader, using the noon buying exchange rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the U.S. Federal Reserve Board of 12.3825 pesos per U.S. dollar as of December 30, 2010, the last day in 2010 for which information is available, according to the U.S. Federal Reserve Board.

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

The accompanying consolidated financial statements and its notes were approved for issuance by the Company’s Chief Executive Officer and Chief Financial Officer on June 17, 2011 and subsequent events have been considered through that date (see Note 29).

On January 1, 2010, 2009 and 2008 several new NIF’s came into effect. Such changes and their application are described as follows:

New NIF’s adopted in 2010:

a) NIF C-1 “Cash and Cash Equivalents”

In 2010, the Company adopted NIF C-1 “Cash and Cash Equivalents”, which superseded Bulletin C-1 “Cash”. NIF C-1 establishes that cash shall be measured at nominal value, and cash equivalents shall be measured at acquisition cost for initial recognition. Subsequently, cash equivalents should be measured according to its designation: precious metals shall be measured at fair value, foreign currencies shall be translated to the functional and reporting currency applying the closing exchange rate. Cash and cash equivalents will be presented in the first line of assets, including restricted cash. This pronouncement was applied retrospectively, causing an increase in the cash balances reported as a result of the treatment of presentation of restricted cash, which was reclassified from “other current assets” for an amount of Ps. 394 and Ps. 214, for the years ended December 31, 2010 and 2009, respectively.

b) INIF 19, “Accounting change as a result of IFRS adoption”:

On September 30, 2010, the Consejo Mexicano de Normas de Información Financiera (CINIF) issued the INIF 19 “Accounting change as a result of International Financial Reporting Standards (IFRS) adoption.” This INIF states disclosure requirements for: (a) financial statements based on Mexican FRS that were issued before IFRS adoption and (b) financial statement based on Mexican FRS that are issued within the IFRS period adoption. Either a) or b) will result in additional disclosures regarding IFRS adoption, such as date of adoption, significant financial impact, significant changes in accounting policies, among others. See Note 29.

New NIF’s adopted in 2009:

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

d) NIF B-8, “Consolidated and Combined Financial Statements”:

In 2009, the Company adopted NIF B-8 “Consolidated or combined financial statements”, which was issued in 2008, and amends Bulletin B-8 “Consolidated and combined financial statements and valuation of permanent share investments”. NIF B-8 is similar to previous Bulletin B-8; however, this statement differs from the previous Bulletin B-8 in the following ways: a) defines control as the power to govern financial and operating policies, b) establishes that there are other facts, such as contractual agreements that have to be considered to determine whether an entity exercises control or not, c) defines “Specific-Purpose Entity” (“SPE”), as those entities that are created to achieve a specific purpose and are considered within the scope of this pronouncement, d) establishes new terms, such as “controlling interest” instead of “majority interest” and “non-controlling interest” instead “minority interest”, and e) confirms that non-controlling interest must be assessed at fair value at the subsidiary acquisition date. NIF B-8 has been applied prospectively beginning on January 1, 2009.

e) NIF C-7, “Investment in Associates and Other Permanent Investments”:

In 2009, the Company adopted NIF C-7 “Investment in Associates and Other Permanent Investments”. NIF C-7 establishes general rules of accounting recognition for the investment in associates and other permanent investments not joint or fully controlled or significantly influenced by an entity. This pronouncement includes guidance to determine the existence of significant influence. Previous Bulletin B-8 “Consolidated and combined financial statements and valuation of permanent share investments”, defined that permanent share investments were accounted for using the equity method if the entity held 10% or more of its outstanding shares. NIF C-7 establishes that permanent share investments should be accounted by equity method if: a) an entity holds 10% or more of a public entity, b) an entity holds 25% or more of a private company, and c) an entity exercise significant influence over the investments of a company, as described in NIF C-7. As disclosed in Note 9, the Company owns certain privately held investments for which it owns less than 25% but still applies the equity method of accounting as it has determined that it exercises significant influence over those entities. Accordingly, the adoption of NIF C-7 did not have an impact on the Company’s consolidated financial statements.

f) NIF C-8, “Intangible Assets”:

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

g) NIF D-8, “Share-Based Payments”:

In 2009, the Company adopted NIF D-8 “Share-Based Payments” which establishes the recognition of share-based payments. When an entity purchases goods or pay services with equity instruments, the NIF D-8 requires the entity to recognize those goods and services at fair value and the corresponding increase in equity. If an entity cannot determine the fair value of goods and services, it should determine it using an indirect method, based on fair value of the equity instruments. This pronouncement substitutes for the supplementary use of IFRS 2 “Share-based payments”. The adoption of NIF D-8 did not have an impact on the Company’s consolidated financial statements.

New NIF’s adopted in 2008:

h) NIF B-10, “Effects of Inflation”:

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

Through December 31, 2007, the Company accounted for inventories at specific cost. As a result of NIF B-10 adoption, beginning in 2008, the Company carries out the inventories valuation based on valuation methods described in Bulletin C-4 “Inventories” for noninflationary environment subsidiaries. Inventories from subsidiaries companies that operate in inflationary environments are restated using inflation factors. The change in accounting for inventories impacted the consolidated income statement, through an increase to cost of goods sold of Ps. 350 as of December 31, 2008.

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

i) NIF B-2, “Statement of Cash Flows”:

In 2008, the Company adopted NIF B-2 “Statement of Cash Flows.” As established in NIF B-2, the Consolidated Statement of Cash Flows is presented as part of these financial statements for the years ended December 31, 2010, 2009 and 2008. The adoption of NIF B-2 also resulted in several complementary disclosures not previously required.

j) NIF B-15, “Translation of Foreign Currencies”:

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

k) Mexican FRS D-3, “Employee Benefits”:

In 2008, the Company adopted Mexican FRS D-3, which eliminates the recognition of the additional liability which resulted from the difference between obligations for accumulated benefits and the net projected liability. On January 1, 2008, the additional liability derecognized amounted to Ps. 421, from which Ps. 277 corresponds to the intangible asset and Ps. 98 to the majority cumulative other comprehensive income, net from its deferred tax of Ps. 45. Through 2007, Bulletin D-3, “Labor Liabilities,” required the presentation of labor liabilities financial expenses from labor obligations as part of income from operations. Beginning in 2008, NIF D-3 allows the presentation of financial expenses from labor liabilities as part of the comprehensive financing result. As of December 31, 2010, 2009 and 2008, the financial expenses from labor liabilities presented as part of the comprehensive financing result was Ps. 89, Ps. 96 and Ps. 81, respectively.

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

This change did not impact prior service costs of pension and retirement plans amortization since the remaining amortization period as of the adoption date was already five years or less. For the years ended December 31, 2010, 2009 and 2008, labor cost of past services amounted to Ps. (3), Ps. 1, Ps. (3), respectively; and were recorded within the operating income.

Beginning in 2008, actuarial gains and losses of severance indemnities are recognized in the operating income of the year they were generated and the balance of unrecognized actuarial gains and losses were recorded in other expenses (see Note 18). As of December 31, 2008, the unrecognized actuarial loss amounted to Ps. 137.

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

Local Currencies to Mexican Pesos
Average Exchange Rate for Exchange Rate as of December 31
Country	Functional / Recording Currency		2010		2009		2010(1)		2009(1)		2008(1)
Mexico	Mexican peso	Ps.	1.00	Ps.	1.00	Ps.	1.00	Ps.	1.00	Ps.	1.00
Guatemala	Quetzal		1.57		1.66		1.54		1.56		1.74
Costa Rica	Colon		0.02		0.02		0.02		0.02		0.02
Panama	U.S. dollar		12.64		13.52		12.36		13.06		13.54
Colombia	Colombian peso		0.01		0.01		0.01		0.01		0.01
Nicaragua	Cordoba		0.59		0.67		0.56		0.63		0.68
Argentina	Argentine peso		3.23		3.63		3.11		3.44		3.92
Venezuela (2)	Bolivar		2.97		6.29		2.87		6.07		6.30
Brazil	Reais		7.18		6.83		7.42		7.50		5.79
(1) Year-end exchange rates used for translation of financial information.
(2) Equals 4.30 in 2010 (2.15 in 2009) bolivars per one U.S. dollar, translated to Mexican pesos applying the average exchange rate or period-end rate.

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

In January 2010, the Venezuelan government announced a devaluation of its official exchange rates and the establishment of a multiple exchange rate system which considers 2.60 bolivars to one U.S. dollar for high priority categories, 4.30 bolivars to one U.S. dollar for non-priority categories, and recognizes the existence of other exchange rates in which the government shall intervene. As a result of this devaluation, the balance sheet of the Company’s Venezuelan subsidiary reflected a reduction in shareholders’ equity of Ps. 3,700 million which was accounted for at the time of the devaluation in January 2010.

In December 2010, the Venezuelan Government authorities announced a change in the authorized exchange rates, by which the preferential rate of 2.60 bolivars to one U.S. dollar was eliminated.

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

• Applying the appropriate inflation factors to restate capital stock, additional paid-in capital and retained earnings by the necessary amount to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income was generated up to the date of these consolidated financial statements are presented; and

• Including the monetary position gain or loss in the comprehensive financing result (see Note 4u).

The Company restates the financial information of its subsidiaries that operate in inflationary economic environments using the consumer price index of each country.

As of December 31, 2010, the operations of the Company are classified as follows considering the cumulative inflation of the three preceding years. The following classification also applies to 2009:

		Cumulative Inflation	Type of
	Inflation 2010	2007-2009	Economy
Mexico	4.4%	14.5%	Non-Inflationary
Guatemala	5.4%	18.6%	Non-Inflationary
Colombia	3.2%	16.1%	Non-Inflationary
Brazil	5.9%	16.6%	Non-Inflationary
Panama	4.9%	15.7%	Non-Inflationary
Venezuela	27.2%	100.5%	Inflationary
Nicaragua	9.2%	34.2%	Inflationary
Costa Rica	5.8%	31.3%	Inflationary
Argentina (1)	10.9%	25.3%	Inflationary
(1) Argentina has been considered an inflationary economy in 2008, 2009 and 2010. While the cumulative inflation for 2007-2009 was less than 26%
(25.3%), inflationary trends in Argentina continue to support this classification.

b) Cash and Cash Equivalents
Cash and Cash Equivalents:

Cash consists of bank deposits. Cash equivalents consist principally of short-term bank deposits and highly liquid investments, for example those with maturities of three months or less and are recorded at their acquisition cost plus interest income not yet received, which is similar to market prices. As of December 31, 2010, and 2009, cash equivalents were Ps. 9,938 and Ps. 6,192, respectively.

Restricted Cash:

Additionally, as of December 31, 2010 and 2009, the Company has restricted cash as collateral against accounts payable in different currencies.

		2010		2009
Venezuelan bolivars	Ps.	143	Ps.	161
Brazilian reais		249		53
Argentinian Pesos		2		-
	Ps.	394	Ps.	214

c) Marketable Securities:

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Marketable debt securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses and exchange rate fluctuation net of tax, reported in other comprehensive income. Interest and dividends on securities classified as available-for-sale are included in investment income. The fair values of the investments are readily available based on quoted market prices.

The following is a detail of available-for-sale securities:

Gross
			unrealized		Fair
December 31, 2010	Cost		gain		Value
Debt securities	Ps.	-	Ps.	-	Ps.	-
December 31, 2009
Debt securities	Ps.	2,001	Ps.	112	Ps.	2,113

d) Allowance for doubtful accounts

Allowance for doubtful accounts is based on an evaluation of the aging of the receivable portfolio and the economic situation of the Company’s clients, as well as the Company’s historical loss rate on receivables and the economic environment in which the Company operates. The carrying value of accounts receivable approximates its fair value as of both December 31, 2010 and 2009.

e) Inventories and Cost of Goods Sold:

Inventories represent the acquisition or production cost which is incurred when purchasing or producing a product, and are valued using the average cost method. Advances to suppliers of raw materials are included in the inventory account.

Cost of goods sold is based on average cost of the inventories at the time of sale. Cost of goods sold includes expenses related to the purchase of raw materials used in the production process, as well as labor costs (wages and other benefits), depreciation of production facilities, equipment and other costs, including fuel, electricity, depreciation of returnable bottles during the production process, equipment maintenance, inspection and plant transfer costs.

f) Other Current Assets:

Other current assets are comprised of payments for services that will be received over the next 12 months and the fair market value of derivative financial instruments with maturity dates of less than one year (see Note 4v). Prepaid expenses principally consist of advertising, promotional, leasing and insurance expenses, and are recognized in the income statement when the services or benefits are received.

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

g) Investment in Shares:

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

h) Returnable and Non-Returnable Bottles and Cases:

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

Depreciation of returnable bottles and cases is computed using the straight line method over acquisition cost. The Company estimates depreciation rates considering their estimated useful lives.

Estimated useful life for returnable glass bottles and plastic cases in plants and distribution centers is four years, and 18 months for returnable plastic bottles.

Estimated useful life for returnable bottles and plastic cases that have been placed in the hands of customers is 24 months for glass bottles and 12 months for plastic bottles.

The Company’s returnable bottles and cases in the market and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is depreciated according to their useful lives.

i) Property, Plant and Equipment, net:

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

j) Other Assets:

Other assets represent payments whose benefits will be received in future years and consists of the following:

• Agreements with customers for the right to sell and promote the Company’s products over a certain period. The majority of the agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract, with the amortization presented as a reduction of net sales. During the years ended December 31, 2010, 2009 and 2008, such amortization aggregated to Ps. 553, Ps. 604 and Ps. 383, respectively. The costs of agreements with terms of less than one year are recorded as a reduction in net sales when incurred.

• Leasehold improvements are amortized using the straight-line method over the shorter of either the useful life of the assets or the related lease term. In countries considered inflationary, these assets are restated for inflation. The amortization of leasehold improvements for the years ended December 31, 2010, 2009 and 2008 was Ps. 19, Ps. 20 and Ps. 60, respectively.

k) Leases:
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

l) Intangible Assets:
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

The Company’s intangible assets with indefinite life mainly consist of rights to produce and distribute Coca-Cola trademark products in the Company’s territories. These rights are contained in agreements that are standard contracts that The Coca-Cola Company has with its bottlers. In Mexico, the Company has four bottler agreements; the agreements for two territories expire in June 2013 and the agreements for the other two territories expire in May 2015. The Company’s bottler agreements with The Coca-Cola Company will expire for our territories in the following countries: Argentina in September 2014; Brazil in April 2014; Colombia in June 2014; Venezuela in August 2016; Guatemala in March 2015; Costa Rica in September 2017; Nicaragua in May 2016; and Panama in November 2014. All of the Company’s bottler agreements are renewable for ten-year terms. These bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew the agreement. In addition, these agreements generally may be terminated in the case of material breach. Termination would prevent the Company from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on the Company’s business, financial conditions, results from operations and prospects.

m) Impairment of Long-Lived Assets:

Depreciated tangible long-lived assets, such as property, plant and equipment are reviewed for impairment whenever certain circumstances indicate that the carrying amount of those tangible long-lived assets exceeds its recoverable value.

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

For the years ended December 31, 2010, 2009 and 2008, the Company has not recorded any impairment related to its long-lived assets.

n) Payments from The Coca-Cola Company:

The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Company’s refrigeration equipment and returnable bottles investment program. Contributions received by the Company for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the investment in refrigeration equipment and returnable bottles items. Contributions received were Ps. 2,386, Ps. 1,945 and Ps. 1,995; during the years ended December 31, 2010, 2009 and 2008, respectively.

o) Labor Liabilities:

Labor liabilities include obligations for pension and retirement plans, seniority premiums and severance indemnity liabilities other than restructuring, all based on actuarial calculations, and are computed using the projected unit credit method.

Costs related to compensated absences, such as vacations and vacation premiums, are accrued on a cumulative basis, for which an accrual is made.

Labor liabilities are considered to be non-monetary and are determined using long-term assumptions. The yearly cost of labor liabilities is charged to income from operations and labor cost of past services is recorded as expenses over the remaining working life period of the employees during which they will receive the benefits of the plan.

Certain subsidiaries of the Company have established funds for the payment of pension benefits through irrevocable trusts of which the employees are named as beneficiaries.

p) Contingencies:

The Company recognizes a liability for a loss contingency when it is probable (i.e. the probability that the event will occur is greater than the probability that it will not) that certain effects related to past events, would materialize and can be reasonably quantified. These events and their financial impact are also disclosed as loss contingencies in the consolidated financial statements when the risk of loss is deemed to be other than remote. The Company does not recognize an asset for a gain contingency until the gain is realized. In connection with certain past business combinations, the Company has been indemnified by the sellers related to certain contingencies.

q) Revenue Recognition:

Sales of products are recognized as revenue upon delivery to the customer, and once the customer has taken ownership of the goods. Net sales reflect units delivered at list prices reduced by promotional allowances, discounts and the amortization of the agreements with customers to obtain the rights to sell and promote the Company’s products.

During 2007 and 2008, the Company sold certain of its private label brands to The Coca-Cola Company. Because the Company has significant continuing involvement with these brands, proceeds received from The Coca-Cola Company were initially deferred and are being amortized against the related costs of future product sales over the estimated period of such sales. The balance of unearned revenues as of December 31, 2010 and 2009 amounted to Ps. 547 and Ps. 616, respectively. The short-term portions of such amounts are presented as other current liabilities, amounted Ps. 276 and Ps. 203 at December 31, 2010 and 2009, respectively.

r) Operating Expenses:

Operating expenses are comprised of administrative and selling expenses. Administrative expenses include labor costs (salaries and other benefits) of employees not directly involved in the sale of the Company’s products, as well as professional service fees, the depreciation of office facilities and the amortization of capitalized information technology system implementation costs.

Selling expenses include:

• Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2010, 2009 and 2008, these distribution costs amounted to Ps. 12,774, Ps. 13,395 and Ps. 10,468, respectively;

• Sales: labor costs (salaries and other benefits) and sales commissions paid to sales personnel;

• Marketing: labor costs (salaries and other benefits), promotional expenses and advertising costs.

s) Other Expenses:

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

t) Income Taxes:

Income taxes (including deferred income taxes) are charged to results of operations as they are incurred. For the purposes of recognizing the effects of deferred income taxes in the consolidated financial statements, the Company utilizes both retrospective and prospective analysis of taxable income over the medium term when more than one tax regime exists per jurisdiction. The Company then recognizes the tax expense amount based on the tax regime it expects to be subject to in the future.

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

On January 1, 2010 an amendment to Mexican Tax Reform became effective. The most important effects in the Company are described as follows: the value added tax rate (IVA) increases from 15% to 16%; and income tax rate changes from 28% in 2009 to 30% for 2010, 2011 and 2012, and then in 2013 and 2014 will decrease to 29% and 28%, respectively.

u) Comprehensive Financing Result:

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

• As of December 31, 2010, the Company has capitalized Ps. 12 in comprehensive financing result. Capitalization of comprehensive financing result is based on a capitalization rate of 5.3% applied to the long-term assets investments that require one year or more for the Company to ready the asset for its intended use. For the year ended December 31, 2009 the Company capitalized Ps. 55. For the year ended 2008, the Company did not have qualifying assets and accordingly, did not capitalized comprehensive financing result.

v) Derivative Financial Instruments:

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

As of December 31, 2010 and 2009, the balance in other current assets of derivative financial instruments was Ps. 16 and Ps. 26 (see Note 8), and in other assets Ps. 1 and Ps. 1, respectively (see Note 12). The Company recognized liabilities regarding derivative financial instruments in other current liabilities of Ps. 19 and Ps. 22, as of the end of December 31, 2010 and 2009, respectively (see note 24a), and other liabilities of Ps. 498 and Ps. 497 for the same periods (see note 24b).

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

w) Cumulative Other Comprehensive Income:

The cumulative other comprehensive income represents the period net income as described in NIF B-3 “Income Statement”, plus the cumulative translation adjustment resulted from translation of foreign subsidiaries to Mexican pesos and the effect of unrealized gain/ loss on cash flow hedges from derivative financial instruments.

The cumulative balances of the Company’s components of controlling other comprehensive income (loss), net of deferred income taxes (see Note 23d), are as follows:

		2010		2009
Cumulative translation adjustment	Ps.	1,000	Ps.	3,055
Unrealized gain on marketable securities		-		76
Unrealized loss on cash flow hedges		17		(3)
	Ps.	1,017	Ps.	3,128

The changes in the cumulative translation adjustment balance were as follows:

		2010		2009		2008
Initial balance	Ps.	3,055	Ps.	118	Ps.	(2,101)
Translation effect		(2,078)		2,877		2,143
Foreign exchange effect from intercompany long-term loans		23		60		76
Ending balance	Ps.	1,000	Ps.	3,055	Ps.	118

x) Issuance of Subsidiary Stock:

The Company recognizes the issuance of a subsidiary’s stock as a capital transaction. The difference between the book value of the shares issued and the amount contributed by the non-controlling interest holder or third party is recorded as additional paid-in capital.

y) Earnings per Share:

Earnings per share are computed by dividing net controlling income by the average weighted number of shares outstanding during the period.

Note 5. Acquisitions.

The Company has made certain business acquisitions that were recorded using the purchase method. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the business, as disclosed below. Therefore, the consolidated income statements and the consolidated balance sheets in the years of such acquisitions are not comparable with previous periods.

i) In February 2009, the Company, along with The Coca-Cola Company, completed the acquisition of certain assets of the Brisa bottled water business in Colombia. This acquisition was made so as to strengthen the Company position in the local water business in Colombia. The Brisa bottled water business was previously owned by a subsidiary of SABMiller. The terms of the transaction called for an initial purchase price of $92, of which $46 was paid by the Company, and $46 by The Coca-Cola Company. The Brisa brand and certain other intangible assets were acquired by The Coca-Cola Company, while production related property and equipment and inventory was acquired by the Company. The Company also acquired the distribution rights over Brisa products in its Colombian territory. In addition to the initial purchase price, contingent purchase consideration also existed related to the net revenues of the Brisa bottled water business subsequent to the acquisition. The total purchase price incurred by the Company was Ps. 730, consisting of Ps. 717 in cash payments, and accrued liabilities of Ps. 13. Transaction related costs were expensed by the Company as incurred as required by Mexican FRS. Following a transition period, Brisa was included in operating results beginning June 1, 2009.

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

iii) In May 2008, the Company concluded the acquisition of 100% of the voting shares of Refrigerantes Minas Gerais Ltda., “REMIL”, in Brazil from The Coca-Cola Company for a total of Ps. 3,059 net of cash received, assuming liabilities for Ps. 1,966. The Company had an additional account payable to The Coca-Cola Company of Ps. 574 which was considered a component of the Ps. 3,633 purchase price. The Company identified intangible assets with indefinite lives consisting of distribution rights based on the purchase price allocation of Ps. 2,242. Total cash included in REMIL as of the date of acquisition was Ps. 220. This acquisition was made so as to strengthen the Company position in the local soft drinks business in Brazil.

The estimated fair value of the REMIL net assets acquired by the Company is as follows:

Total current assets	Ps.	881
Total long-term assets, mainly property and equipment		1,902
Distribution rights		2,242
Total current liabilities		(1,152)
Total long-term liabilities		(814)
Net assets acquired	Ps.	3,059

The condensed income statement of REMIL for the seven-month period from June 1 to December 31, 2008 is as follows:

Income Statement
Total revenues	Ps.	3,169
Income from operations		334
Loss before taxes		(10)
Net loss		(45)

iv) In January 2008, a reorganization of the Colombian operations occurred by way of a spin-off of the previous non-controlling interest shareholders. The total amount paid to the non-controlling interest shareholders for the buy-out was Ps. 213.

v) Unaudited Pro Forma Financial Data.

The results of operations of Brisa for both the years ended December 31, 2009 and 2008 were not material to the Company’s consolidated results of operations for those periods. Accordingly, pro forma 2009 and 2008 financial data considering the acquisition of Brisa as of January 1, 2008 has not been presented herein.

Note 6. Accounts Receivable, net.

		2010		2009
Trade receivables	Ps.	4,616	Ps.	4,253
Short-term trade customer notes receivable		232		234
Allowance for doubtful accounts		(223)		(215)
The Coca-Cola Company (related party) (Note 13)		1,030		1,034
Jugos del Valle (Formerly Administracion S.A.P.I.) (related party) (Note 13)		9		2
FEMSA and subsidiaries (Note 13)		161		228
Other related parties (Note 13)		114		-
Other		424		395
	Ps.	6,363	Ps.	5,931

The changes in the allowance for doubtful accounts are as follows:

		2010		2009		2008
Opening balance	Ps.	215	Ps.	185	Ps.	152
Allowance for the year		113		78		184
Charges and write-offs of uncollectible accounts		(95)		(73)		(150)
Restatement of beginning balance in inflationary economies		(10)		25		(1)
Ending balance	Ps.	223	Ps.	215	Ps.	185

Note 7. Inventories, net.

		2010		2009
Finished products	Ps.	1,732	Ps.	1,638
Raw materials		2,032		2,103
Spare parts		596		547
Packing material		128		138
Inventories in transit		545		381
Allowance for obsolescence		(105)		(102)
Other		202		297
	Ps.	5,130	Ps.	5,002

Note 8. Other Current Assets.

		2010		2009
Advertising and deferred promotional expenses	Ps.	290	Ps.	190
Derivative financial instruments (Note 19)		16		26
Prepaid insurance		20		16
Prepaid expenses		15		16
Advance for services		102		142
Assets available for sale		123		325
Other		185		261
	Ps.	751	Ps.	976

Advertising and deferred promotional expenses recorded in the consolidated income statements for the years ended December 31, 2010, 2009 and 2008 amounted to Ps. 3,979, Ps. 3,278 and Ps. 2,376, respectively.

Note 9. Investment in Shares.

Investee	Ownership%		2010		2009
Industria Envasadora de Queretaro, S.A. de C.V.(“IEQSA”) (1)(3)	13.5%	Ps.	67	Ps.	Ps. 78
Jugos del Valle, S.A.P.I. de C.V. (1)(3)	19.8%		603		1,162
KSP Partiçipações, LTDA (1)	38.7%		93		88
Sucos del Valle do Brasil, LTDA (1)(3)	19.9%		340		325
Mais Industria de Alimentos, LTDA (1)(3)	19.9%		474		289
Estancia Hidromineral Itabirito, LTDA (1)	50.0%		87		76
Holdfab2 Partiçipações Societárias, LTDA (“Holdfab2”) (1)	27.7%		300		-
Industria Mexicana de Reciclaje, S.A. de C.V. (1)	35.0%		69		76
Beta San Miguel, S.A. de C.V. (“Beta San Miguel”) (2)	2.5%		69		69
Other	Various		6		7
		Ps.	2,108	Ps.	Ps. 2,170
Accounting method:
(1) Equity method. The date of the financial statements of the investees used to account for the equity method is December 2010 and 2009.
(2) Acquisition cost.
(3) The Company has significant influence due to the fact that it has representation on the board and the ability to make operating decisions of the investee.

In August 2010, the Company made an investment for approximately Ps. 295 (R$40 million) in Holdfab2 representing 27.7%. Holdfab2 has a 50% investment in Leao Junior, a tea production company in Brazil.

During 2010, the shareholders of Jugos del Valle, including the Company, agreed to spin-off the distribution rights. This distribution resulted in a decrease of the Company´s investment in shares of Ps. 735 and an increase to in its intangible assets (distribution rights of a separate legal entity) for the same amount.

Note 10. Property, Plant and Equipment, net.

		2010		2009
Land	Ps.	3,399	Ps.	3,661
Buildings, machinery and equipment		38,742		40,712
Accumulated depreciation		(19,222)		(21,193)
Refrigeration equipment		9,829		9,180
Accumulated depreciation		(5,849)		(6,016)
Returnable bottles and cases		3,342		2,726
Accumulated depreciation		(1,061)		(812)
Strategic spare parts		460		527
Accumulated depreciation		(168)		(195)
Construction in progress (See Note 4i)		2,439		2,364
Long-lived assets stated at net realizable value		189		288
	Ps.	32,100	Ps.	31,242

Depreciation of property, plant and equipment for the years ended as of December 31, 2010, 2009 and 2008 was Ps. 3,333, Ps. 3,472 and Ps. 3,022, respectively.

The Company has identified certain long-lived assets that are not strategic to its current or future business and are not being used. Such assets are comprised of land, buildings and equipment, in accordance with an approved program for the disposal of certain investments. These long-lived assets have been recorded at their estimated net realizable value without exceeding their acquisition cost and are presented in the property, plant and equipment caption, as shown below by location:

		2010		2009
Brazil	Ps.	33	Ps.	23
Venezuela		96		265
Panama		37		-
Costa Rica		12		-
Nicaragua		9		-
Guatemala		2		-
	Ps.	189	Ps.	288
Land	Ps.	100	Ps.	23
Buildings, machinery and equipment		89		265
	Ps.	189	Ps.	288

As a result of selling certain long-lived assets, the Company recognized losses (gains) of Ps. 41, Ps. (8) and Ps. (1), for the years ended December 31, 2010, 2009 and 2008, respectively.

Fixed assets available for sale are presented in “current assets”.
The estimated total amount of the construction projects in process is Ps. 1,601, which is expected to be completed within a period not exceeding one year.

During the years ended December 31, 2010 and 2009 the Company capitalized Ps. 12 and Ps. 55 in comprehensive financing costs in relation to Ps. 1,929 and Ps. 845 in qualifying assets. Amounts were capitalized assuming an annual capitalization rate of 5.3% and 7.2% and an estimated life of the qualifying assets of seven years. For the years ended December 31, 2010, 2009 and 2008 the comprehensive financing result is analyzed as follows:

		2010		2009		2008
Comprehensive financing result	Ps.	1,240	Ps.	1,428	Ps.	3,552
Amount capitalized		12		55		-
Net amount in income statements	Ps.	1,228	Ps.	1,373	Ps.	3,552

Note 11. Intangible Assets, net.

		2010		2009
Unamortized intangible assets:
Rights to produce and distribute Coca-Cola trademark products in the territories of (1):
Mexico, Central America (2), Venezuela, Colombia and Brazil	Ps.	44,157	Ps.	45,326
Argentina, Buenos Aires		297		297
Mexico, Tapachula, Chiapas		132		132
Costa Rica, Compañía Latinoamericana de Bebidas		148		133
Argentina (CICAN)		14		14
Mexico (Agua de los Angeles) (Note 5)		18		18
Brazil (REMIL) (Note 5)		2,866		2,905
Colombia (Brisa) (Note 5)		705		695
Bebidas Integradas Propimex, S.A.P.I de C.V. (3)		735		-
Mundet (Fersan)		97		-
Amortized intangible assets:
Systems in development costs		1,898		1,188
Cost of systems implementation, net		138		179
Other		8		11
	Ps.	51,213	Ps.	50,898
(1) Territories in the table above are grouped based upon their specific acquisition transaction. For example, production and distribution rights in Mexico, Central America, Venezuela, Colombia and Brazil were all purchased from Panamco in 2003 and thus presented together.
(2) Includes Guatemala, Nicaragua, Costa Rica and Panama.
(3) Resulting from the spin-off of Jugos del Valle, S.A.P.I. de C.V. (see Note 9)

The changes in the carrying amount of unamortized intangible assets are as follows:

		2010		2009		2008
Beginning balance	Ps.	49,520	Ps.	46,892	Ps.	42,225
Acquisitions		832		695		2,260
Translation adjustment of foreign currency denominated intangible assets		(1,183)		1,933		2,407
Ending balance	Ps.	49,169	Ps.	49,520	Ps.	46,892

During the years ended as of December 31, 2010, 2009 and 2008, there was no research expenses charged to operating results.

The changes in the carrying amount of amortized intangible assets are as follows:

	Investments				Amortization
	Accumulated				Accumulated
		at the				at the						Estimated
	Beginning of				Beginning of		For the				Amortization
		the Year	Additions			the Year		Year		Net		Per Year
2010
Systems in development costs	Ps.	1,188	Ps.	751	Ps.	-	Ps.	(41)	Ps.	1,898	Ps.	271
Cost of systems implementation, net		694		37		(515)		(78)		138		35
Other		15		-		(4)		(3)		8		3
2009
Systems in development costs	Ps.	333	Ps.	855	Ps.	-	Ps.	-	Ps.	1,188	Ps.	170
Cost of systems implementation, net		558		136		(344)		(171)		179		18
Other		15		-		(1)		(3)		11		3
2008
Systems in development costs	Ps.	-	Ps.	333	Ps.	-	Ps.	-	Ps.	333	Ps.	-
Cost of systems implementation, net		482		76		(249)		(95)		214		107
Other		-		15		-		(1)		14		-

The estimated amortization over the next five years of intangible assets with defined useful lives is as follows:

		2011		2012		2013		2014		2015
Systems amortization	Ps.	293	Ps.	309	Ps.	273	Ps.	258	Ps.	239
Others		3		3		2		-		-

Note 12. Other Assets.

		2010		2009
Agreements with customers, net (Note 4j)	Ps.	186	Ps.	260
Leasehold improvements, net		267		59
Long-term accounts receivable		15		16
Derivative financial instruments (Note 19)		1		1
Loan fees, net		56		7
Long-term prepaid advertising expenses		125		106
Guarantee deposits		893		854
Prepaid bonuses		84		86
Other		232		304
	Ps.	1,859	Ps.	1,693

Note 13. Balances and Transactions with Related Parties and Affiliated Companies.

The consolidated balance sheets and income statements include the following balances and transactions with related parties and affiliated companies:

Balances		2010		2009
Assets (included in accounts receivable)
FEMSA and subsidiaries	Ps.	161	Ps.	157
The Coca-Cola Company		1,030		1,034
Others		134		7
	Ps.	1,325	Ps.	1,198
Liabilities (included in suppliers and other liabilities and loans)
FEMSA and subsidiaries	Ps.	603	Ps.	534
The Coca-Cola Company		1,911		2,405
BBVA Bancomer, S.A. (1)		1,000		1,000
Banco Nacional de Mexico, S.A. (1)		500		500
Other		388		344
	Ps.	4,402	Ps.	4,783

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2010, 2009 and 2008, there was no expense resulting from the uncollectibility of balances due from related parties.

Transactions		2010		2009		2008
Income:
Sales to affiliated parties	Ps.	Ps. 1,665	Ps.	Ps. 1,300	Ps.	Ps. 1,068
Expenses:
Purchases of raw material, beer, assets and operating expenses
with FEMSA and subsidiaries		5,412		5,941		5,010
Purchases of concentrate from The Coca-Cola Company		19,371		16,863		13,518
Purchases of beer from and operating expenses paid to Cerveceria
Cuauhtemoc Moctezuma		2,619		-		-
Advertisement expenses refunded to The Coca-Cola Company		1,117		780		931
Purchases of sugar from Beta San Miguel		1,307		713		687
Purchase of sugar, cans and caps from Promotora Mexicana
de Embotelladores, S.A. de C.V.		684		783		525
Purchases from Jugos del Valle, S.A.P.I. de C.V.		1,206		1,044		863
Purchase of canned products from IEQSA		196		208		333
Interest paid to The Coca-Cola Company		5		25		27
Purchase of plastic bottles from Embotelladora del Atlantico, S.A.
(formerly Complejo Industrial Pet, S.A.)		52		54		42
Interest expenses related to debt with BBVA Bancomer, S.A. (1)		52		65		86
Interest expenses related to debt with Banco Nacional de Mexico, S.A. (1)		26		33		43
Donations to Instituto Tecnologico y de Estudios Superiores de Monterrey, A.C .(1)		-		38		24
Insurance premiums for policies with Grupo Nacional
Provincial, S.A.B. (1)		29		39		32
Other expenses with related parties		16		17		15
(1) One or more members of the Board of Directors or senior management of the Company are also members of the Board of
Directors or senior management of the counterparties to these transactions.

The benefits and aggregate compensation paid to executive officers and senior management of the Company were as follows:

		2010		2009		2008
Short- and long-term benefits paid	Ps.	748	Ps.	762	Ps.	665
Severance indemnities		31		41		10

Note 14. Balances and Transactions in Foreign Currencies.

In accordance with NIF B-15, assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different than the recording, functional or reporting currency of each reporting unit. As of the end of December 31, 2010 and 2009, assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos are as follows:

			2010					2009
Balances		U.S. Dollars	Euros	Total U.S.		Dollars		Euros		Total
Assets
Short-term	Ps.	7,154 Ps.	-	Ps. 7,154	Ps.	5,234	Ps.	-	Ps.	5,234
Long-term		20	-	20		17		-		17
Liabilities
Short-term		1,250	245	1,495		1,392		17		1,409
Long-term		6,401	-	6,401		2,877		-		2,877

		2010		2009				2008
Transactions	U.S. Dollars		U.S. Dollars		U.S. Dollars		Euros			Total
Revenues	Ps.	429	Ps.	571	Ps.	418	Ps.	-	Ps.	418
Expenses:
Purchases of raw materials	Ps.	5,197	Ps.	6,907	Ps.	6,354	Ps.	-	Ps.	6,354
Interest expense		-		148		238		-		238
Assets acquisitions		258		173		530		39		569
Other		652		682		400		-		400
	Ps.	6,107	Ps.	7,910	Ps.	7,522	Ps.	39	Ps.	7,561

As of February 25, 2011, the issuance date of these consolidated financial statements, the exchange rate published by “Banco de México” was Ps. 12.1730 Mexican pesos per one U.S. Dollar, and the foreign currency position was similar to that as of December 31, 2010.

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

a) Assumptions:

The Company annually evaluates the reasonableness of the assumptions used in its labor liability computations. Actuarial calculations for the liability for pension and retirement plans, seniority premiums and severance indemnities, as well as the net cost of labor obligations for the period, were determined using the following long-term assumptions:

	2010	2010	2009	2009	2008	2008
		Nominal		Nominal	Real	Nominal
	Real rates for	rates for	Real rates for	rates for	rates for	rates for
	|inflationary	noninflationary	inflationary	noninflationary	inflationary	noninflationary
	countries	countries	countries	countries	countries	countries
Annual discount rate	1.5% - 2.6%	5.5% - 9.7%	1.5% - 3.0%	6.5% - 9.8%	4.5%	8.2%
Salary increase	1.5%	4.0% - 6.5%	1.5%	4.5% - 8.0%	1.5%	5.1%
Estimated return on plan assets	0.5%	7.0% - 11.2%	1.5% - 3.0%	8.2% - 9.8%	4.5%	11.3%

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

		Pension and
		Retirement		Seniority		Severance
		Plans	Premiums		Indemnities
2011	Ps.	180	Ps.	6	Ps.	81
2012		90		5		69
2013		87		6		65
2014		82		6		62
2015		92		7		59
2016 to 2020		667		49		254

b) Balances of the Liabilities:

		2010		2009
Pension and retirement plans:
Vested benefit obligation	Ps.	569	Ps.	518
Non-vested benefit obligation		671		509
Accumulated benefit obligation		1,240		1,027
Projected benefit obligation		1,636		1,424
Pension plan funds at fair value		(774)		(727)
Unfunded projected benefit obligation		862		697
Unrecognized past services		(198)		(209)
Unamortized actuarial net loss		115		211
Total	Ps.	779	Ps.	699
Seniority premiums:
Vested benefit obligation for personnel with more than 15 years seniority		7		2
Non-vested benefit obligation for personnel with less than 15 years seniority		57		52
Accumulated benefit obligation		64		54
Unfunded projected benefit obligation		94		85
Unrecognized actuarial net loss		(11)		(12)
Total	Ps.	83	Ps.	73
Severance indemnities:
Accumulated benefit obligation		560		358
Projected benefit obligation		421		426
Unrecognized net transition obligation		(73)		(109)
Total	Ps.	348	Ps.	317
Total labor liabilities	Ps.	1,210	Ps.	1,089

Accumulated actuarial gains and losses are generated by differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the year.

c) Trust Assets:

Trust assets consist of fixed and variable-return financial instruments recorded at market value. Trust assets are invested as follows:

Type of instrument	2010	2009
Fixed Return:
Traded securities	3%	3%
Bank instruments	3%	3%
Federal government instruments	76%	81%
Variable Return:
Publicly-traded shares	18%	13%
	100%	100%

The Company has a policy of maintaining at least 30% of trust assets in Mexican Federal government instruments. Objective portfolio guidelines have been established for the remaining percentage, and investment decisions are made to comply with those guidelines to the extent that market conditions and available funds allow.

The amounts of securities of the Company and related parties included in plan assets are as follows:

		2010		2009
Portfolio:
Coca-Cola FEMSA, S.A.B. de C.V.	Ps.	2	Ps.	2
Grupo Industrial Bimbo, S.A.B. de C.V.		2		2

During the years ended December 31, 2010, 2009 and 2008, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year.

d) Net Cost for the Year:

		2010		2009		2008
Pension and retirement plans:
Service cost	Ps.	85	Ps.	88	Ps.	78
Interest cost		119		115		97
Expected return on trust assets		(60)		(51)		(54)
Amortization of prior year services		11		1		(2)
Amortization of actuarial loss		(3)		11		10
		152		164		129
Seniority premiums:
Service cost		11		11		11
Interest cost		7		6		6
Actuarial loss recognized in other expenses		-		-		17
Amortization of net actuarial loss		3		-		1
		21		17		35
Severance indemnities:
Service cost		52		47		57
Interest cost		23		26		32
Actuarial loss recognized in other expenses		-		-		143
Amortization of unrecognized transition obligation		36		36		37
Amortization of net actuarial loss		49		23		17
		160		132		286
	Ps.	333	Ps.	313	Ps.	450

e) Changes in the Balance of the Obligations:

		2010		2009
Pension and retirement plans:
Initial balance	Ps.	1,424	Ps.	1,351
Service cost		85		88
Interest cost		119		115
Actuarial loss (gain)		102		(147)
Foreign exchange rate valuation (gain) loss		(3)		103
Benefits paid		(91)		(86)
Ending balance		1,636		1,424
Seniority premiums:
Initial balance		85		79
Service cost		11		11
Interest cost		6		6
Actuarial loss (gain)		3		(4)
Benefits paid		(11)		(7)
Ending balance		94		85
Severance indemnities:
Initial balance		426		392
Service cost		52		47
Interest cost		23		26
Actuarial loss		49		24
Benefits paid		(129)		(63)
Ending balance	Ps.	421	Ps.	426

f) Changes in the Balance of the Trust Assets:

		2010		2009
Pension and retirement plans:
Initial balance	Ps.	727	Ps.	517
Actual return on trust assets		69		108
Foreign exchange rate valuation (gain) loss		(5)		110
Benefits paid		(17)		(8)
Ending balance	Ps.	774	Ps.	727

Note 16. Bonus Program.

The bonus program for executives is based on complying with certain goals established annually by management, which include quantitative and qualitative objectives and special projects.

The quantitative objectives represent approximately 50% of the bonus, and are based on the Economic Value Added (“EVA”) methodology. The objective established for the executives at each entity is based on a combination of the EVA generated by the Company and FEMSA consolidated, calculated at approximately 70% and 30%, respectively. The qualitative objectives and special projects represent the remaining 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.

In addition, the Company provides a defined contribution plan of share compensation to certain key executives, consisting of an annual cash bonus to purchase FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 20% per year. The 50% of Coca-Cola FEMSA’s annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options. As of December 31, 2010, 2009 and 2008, no options have been granted to employees.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded to income from operations and are paid in cash the following year. During the years ended December 31, 2010, 2009 and 2008, the bonus expense recorded amounted to Ps. 547, Ps. 630 and Ps. 525, respectively.

Note 17. Bank Loans and Notes Payable.

							At December 31, 2010
														Carrying	December
		2011		2012		2013		2014		2015	Thereafter			Value		2009
Short-term debt:
Argentine pesos
Bank loans	Ps.	507	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	507	Ps.	1,179
Interest rate (1)		15.3%	-		-		-		-		-			15.3%		20.7%
Colombian pesos
Bank loans		1,072		-		-		-		-		-		1,072		496
Interest rate (1)		4.4%		-		-		-		-		-		4.4%		4.9%
Venezuelan bolivars
Bank loans		-		-		-		-		-		-		-		741
Interest rate (1)		-		-		-		-		-		-		-		18.1%
Brazilian reais
Notes payable		36		-		-		-		-		-		36		-
Interest rate (1)	Various			-		-		-		-		-		Various		-
Subtotal	Ps.	1,615	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	1,615	Ps.	2,416
Long-term debt:
Fixed rate debt:
U.S. dollars
Senior Notes	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	6,179	Ps.	6,179	Ps.	-
Interest rate (1)		-		-		-		-		-		4.6%		4.6%		-
Capital leases		4		-		-		-		-		-		4		15
Interest rate (1)		3.8%		-		-		-		-		-		3.8%		3.8%
Mexican pesos
Domestic Senior Notes
(Certificados Bursatiles) (2)		-		-		-		-		-		-		-		1,000
Interest rate (1)		-		-		-		-		-		-		-		10.4%
Argentine pesos
Bank loans		62		622		-		-		-		-		684		69
Interest rate (1)		20.5%		16.1%		-		-		-		-		16.5%		20.5%
Brazilian reais
Notes payable		4		9		15		15		14		45		102		-
Interest rate (1)		4.5%		4.5%		4.5%		4.5%		4.5%		4.5%		4.5%		-
Variable rate debt:
U.S. dollars
Bank loans		-		37		185		-		-		-		222		2,873
Interest rate (1)		-		0.5%		0.6%		-		-		-		0.6%		0.5%
Mexican pesos
Bank loans		-		67		267		1,392		2,824		-		4,550		4,550
Interest rate (1)		-		5.1%		5.1%		5.1%		5.1%		-		5.1%		5.2%
Domestic senior notes
(Certificados bursatiles) (2)		-		3,000		-		-		-		-		3,000		5,000
Interest rate (1)		-		4.8%		-		-		-		-		4.8%		5.1%
Colombian pesos
Bank loans		155		839		-		-		-		-		994		-
Interest rate (1)		4.7%		4.7%		-		-		-		-		4.7%		-
Brazilian reais
Notes payable		-		1		-		-		-		-		1		2
Interest rate (1)		-	Various			-		-		-		-		Various		Various
Long term debt		225		4,575		467		1,407		2,838		6,224		15,736		13,509
Current portion of long
term debt		225		-		-		-		-		-		225		3,011
Total long term debt	Ps.	-	Ps.	4,575	Ps.	467	Ps.	1,407	Ps.	2,838	Ps.	6,224	Ps.	15,511	Ps.	10,498
(1) Weighted average annual rate.

The Company has received financing from a number of institutional lenders. Such debt has different restrictions and covenants that mainly consist of maximum leverage ratios. As of the date of these consolidated financial statements, the Company was in compliance with all the restrictions and covenants contained in its financing agreements.

(2) At December 31, 2010, the Company has the following domestic senior notes (certificados bursatiles) issued in the Mexican stock exchange:

Issue Date	Maturity		Amount	Rate
2007	2012	Ps.	3,000	28-day TIIE(1) – 6 bps
(1) TIIE means the Tasa de Interes Interbancaria de Equilibrio (the Equilibrium Interbank Interest Rate).

On February 5, 2010, the Company issued US $500 in Senior Notes, bearing interest at a fixed rate of 4.625%. These Senior Notes are due on February 15, 2020.

Note 18. Other Expenses.

		2010		2009		2008
Employee profit sharing (see Note 4s)	Ps.	672	Ps.	792	Ps.	664
Loss on sale of fixed assets		231		187		170
Provision for contingencies from past acquisitions		104		152		174
Brazil tax amnesty (see Note 23a)		(179)		(311)		-
Severance payments		470		113		169
Amortization of unrecognized actuarial loss, net (see Note 2k)		-		-		137
Equity method in earnings affiliated companies		(217)		(142)		(104)
Vacation provision		-		236		-
Loss on the retirement of long-lived assets		7		124		372
Other		204		298		249
Total	Ps.	1,292	Ps.	1,449	Ps.	1,831

Note 19. Fair Value of Financial Instruments.

The Company uses a three-level fair value hierarchy to prioritize the inputs used to measure the fair value of its financial instruments. The three input levels are described as follows:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has access to at the measurement date.

· Level 2: inputs that are observable for the assets or liability, either directly or indirectly, but that are not the quoted prices included in level 1.

· Level 3: unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value when observable inputs are not available, which allows for fair value valuations even when there is little, if any, market activity for the asset or liability at the measurement date.

The Company measures the fair value of its financial assets and liabilities classified as level 2, using the income approach methodology, which estimates fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value as of December 31, 2010 and December 2009:

		2010				2009
		Level 1		Level 2		Level 1		Level 2
Pension plan trust assets (Note 15f)	Ps.	774	Ps.	-	Ps.	727	Ps.	-
Derivative financial instruments asset (Note 4v)		-		17		-		27
Derivative financial instruments (liability) (Note 4v)		-		(517)		-		(519)
Marketable securities (Note 4c)		-		-		2,113		-

The Company has no inputs classified as level 3 for fair value measurement.

a) Total Debt:

The fair value of bank and syndicated loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities. The fair value of notes is based on quoted market prices as of December 31.

		2010		2009
Carrying value	Ps.	17,351	Ps.	15,925
Fair value		17,350		15,334

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

At December 31, 2010, the Company has the following outstanding interest rate swap agreements:

	Notional			Fair Value
Maturity Date	Amount			Liability
2012	Ps.	1,600	Ps.	(57)
2013		1,312		(30)
2014		575		(24)
2015 to 2018		1,963		(152)

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

At December 31, 2010, the Company had the following outstanding forwards agreements to purchase foreign currency:

		Notional		Fair Value
Maturity Date		Amount		Liability
2011	Ps.	2,269	Ps.	(16)

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

At December 31, 2010, the Company had the following outstanding cross currency swap agreements:

		Notional Fair Value
Maturity Date		Amount		Liability
2011	Ps.	1,318	Ps.	(147)
2012		357		(73)

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

g) Fair Value of Derivative Instruments that Met Hedging Criteria:

Derivatives designated as hedging instruments		2010		2009		2008
CASH FLOW HEDGES:
Assets (Liabilities):
Interest rate swaps	Ps.	(263)	Ps.	(133)	Ps.	(49)
Forward Agreements to Purchase Foreign Currency		(16)		-		-
Commodity price contracts		445 (1)		133 (1)		(68) (1)
(1) Commodity Price Contracts with maturity dates ending in 2011 and 2012.

h) Net Effects of Expired Contracts that Met Hedging Criteria:

	Impact in Income
Types of derivatives	Statement		2010		2009		2008
Interest rate swaps	Interest expense	Ps.	169	Ps.	46	Ps.	26
Forward agreements to purchase
foreign currency	Foreign exchange/Interest expense		27		-		-
Cross-currency swaps	Foreign exchange/Interest expense		-		-		(26)
Commodity price contracts	Cost of goods sold		(393)		(247)		(2)

i) Net Effect of Changes in Fair Value of Derivative Financial Instruments that Did Not Meet the Hedging Criteria for Accounting Purposes:

	Impact in Income
Types of derivatives	Statement	2010		2009		2008
Forward agreements to purchase foreign currency	Market value gain/loss on Ps.	-	Ps.	63	Ps.	706
Interest rate swaps	ineffective portion of	-		-		(24)
Cross-currency swaps	derivative financial instruments	(256)		(220)		538

j) Net Effect of Expired Contracts that Did Not Meet the Hedging Criteria for Accounting Purposes:

	Impact in Income
Types of derivatives	Statement	2010	2009	2008
Embedded derivative financial instruments	Market value gain/loss on ineffective Ps.	(38)	(12)	53
	portion of derivative financial
Cross-currency swaps	instruments	50	51	(314)

Note 20. Non-controlling Interest in Consolidated Subsidiaries.

Coca-Cola FEMSA’s non-controlling interest in its consolidated subsidiaries for the years ended December 31, 2010 and 2009 is as follows:

		2010		2009
Mexico	Ps.	2,147	Ps.	1,908
Colombia		25		25
Brazil		430		363
	Ps.	2,602	Ps.	2,296

Note 21. Shareholders’ Equity.

As of December 31, 2010 and 2009, the capital stock of Coca-Cola FEMSA is represented by 1,846,530,201 common shares, with no par value. Fixed capital stock is Ps. 821 (nominal value) and variable capital is unlimited. The characteristics of the common shares are as follows:

· Series “A” and series “D” shares are ordinary, have unlimited voting rights, are subject to transfer restrictions, and at all times must represent a minimum of 75% of subscribed capital stock;

· Series “A” shares may only be acquired by Mexican individuals and may not represent less than 51% of the ordinary shares.

· Series “D” shares have no foreign ownership restrictions and may not represent more than 49% of the ordinary shares.

· Series “L” shares have no foreign ownership restrictions and have limited voting rights and other corporate rights.

As of December 31, 2010 and 2009, the number of each share series representing Coca-Cola FEMSA’s capital stock is comprised as follows:

Thousands of
Series of shares	Shares
“A”	992,078
“D”	583,546
“L”	270,906
Total	1,846,530

The restatement of shareholders’ equity for inflation is allocated to each of the various shareholders’ equity accounts, as follows:

		Historical Value	2010 Restatement			Restated Value
Capital stock	Ps.	821	Ps.	2,295	Ps.	3,116
Additional paid-in capital		9,612		3,627		13,239
Retained earnings from prior years		37,438		6,670		44,108
Net controlling interest income		9,324		476		9,800
Cumulative other comprehensive income		1,016		-		1,016

		Historical Value	2009 Restatement			Restated Value
Capital stock	Ps.	821	Ps.	2,295	Ps.	3,116
Additional paid-in capital		9,593		3,627		13,220
Retained earnings from prior years		32,072		6,117		38,189
Net controlling income		7,970		553		8,523
Cumulative other comprehensive income		3,128		-		3,128

The net income of the Company is not currently subject to the legal requirement that 5% thereof be transferred to a legal reserve, since such reserve already equals 20% of capital stock at nominal value. The legal reserve may not be distributed to shareholders during the life of the Company, except as a stock dividend. As of December 31, 2010 and 2009, the legal reserve is Ps. 164 (at nominal values).

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

Dividends paid in excess of the CUFIN and CUFINRE are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid or against the income tax and estimated tax payments of the following two years. As of December 31, 2010 and 2009, the Company’s balance of CUFIN is Ps. 1,242 and Ps. 2,312, respectively.

As of December 31, 2010, 2009 and 2008 the dividends paid by the Company are as follows:

Series of shares		2010(1)		2009(2)		2008(3)
“A”	Ps.	1,399	Ps.	722	Ps.	508
“D”		823		425		299
“L”		382		197		138
Total	Ps.	2,604	Ps.	1,344	Ps.	945
(1) At an ordinary extrashareholders’ meeting of Coca-Cola FEMSA held on April 14, 2010, the shareholders declared a dividend of Ps. 2,604 that was paid in April 2010.
(2) At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 23, 2009, the shareholders declared a dividend of
Ps. 1,344 that was paid in April 2009.
(3) At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on April 8, 2008, the shareholders declared a dividend of Ps.
945 that was paid in May 2008.

Note 22. Net Controlling Income per Share.

This represents the net controlling income on each share of the Company’s capital stock and is computed on the basis of the weighted average number of shares outstanding during the period which was 1,846,530,201 common shares for each of the three years ended December 31, 2010, 2009 and 2008.

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

The statutory income tax rates applicable in the countries where the Company operates, the number of years tax loss carry-forwards may be applied and the period open to review by the tax authorities as of December 31, 2010 are as follows:

	Statutory	Expiration	Open Period
	Tax Rate	(Years)	(Years)
Mexico	30%	10	5
Guatemala	31%	N/A	4
Nicaragua	30%	3	4
Costa Rica	30%	3	4
Panama	27.5%	5	3
Colombia	33%	Indefinite	2-5
Venezuela	34%	3	4
Brazil	34%	Indefinite	6
Argentina	35%	5	5

In Colombia, tax losses may be carried forward for an indefinite number of years and carry-forwards are limited to 25% of the taxable income of each year. Additionally, the statutory income tax rate in Colombia was decreased from 34% for 2007 to 33% in 2008.

In Brazil, tax losses never expire but they cannot be restated for inflation and are limited to 30% of the taxable income of each year.

During 2009 and 2010, Brazil adopted new laws providing for certain tax amnesties. The tax amnesty programs offer Brazilian legal entities and individuals an opportunity to pay off their income tax and indirect tax debts under less stringent conditions than would normally apply. The amnesty programs also include a favorable option under which taxpayers may utilize income tax loss carry-forwards (“NOLs”) when settling certain outstanding income tax and indirect tax debts. The Company decided to participate in the amnesty programs allowing it to settle certain previously accrued indirect tax contingencies. During the years ended, December 31, 2010 and 2009 the Company de-recognized indirect tax contingency accruals of Ps. 333 and Ps. 433 respectively (see Note 24d), making payments of Ps. 118 and Ps. 243, recording a credit to other expenses of Ps. 179 and Ps. 311 (see Note 18), reversing previously recorded Brazil valuation allowances against NOL’s in 2009, and recording certain taxes recoverable.

b) Asset tax:

On January 1, 2007, the asset tax in Mexico rate was reduced from 1.8% to 1.25% and the deduction of liabilities in the computation of the asset tax base was disallowed. Effective in 2008, the asset tax was abolished in Mexico and has been replaced by a flat rate business tax (Impuesto Empresarial a Tasa Unica, “IETU” - see Note 23c). Asset tax paid in periods prior to the introduction of the IETU can be credited against income tax payable in the period, provided that income tax exceeds IETU for the same period, and only up to an amount equal to 10% of the lesser asset tax paid for 2007, 2006 or 2005.

Guatemala, Nicaragua, Colombia and Argentina also have minimum taxes that are determined primarily on a percentage of assets. Under certain conditions, payments made for these minimum taxes are recoverable in future years.

c) Flat-Rate Business Tax (“IETU”):

Effective in 2008, IETU came into effect in Mexico and replaced the Asset Tax. IETU essentially works as a minimum corporate income tax, except that amounts paid cannot be creditable against future income tax payments. The payable tax for a taxpayer in a given year is the higher of IETU or income tax computed under the Mexican income tax law. Both individuals and corporations are subject to IETU as well as permanent establishments of foreign entities in Mexico. The IETU rate for 2008 and 2009 was 16.5% and 17.0%, respectively and is 17.5% beginning in 2010. IETU is computed on a cash-flow basis, which means the tax base is equal to cash proceeds, less certain deductions and credits. In the case of export sales, where cash on the receivable has not been collected within 12 months, income is deemed received at the end of the 12-month period. In addition, unlike the Income Tax Law, which allows for tax consolidation, companies that incur IETU are required to file their returns on an individual basis.

Based on its financial projections for purposes of its Mexican tax returns, the Company expects to pay corporate income tax in the future and does not expect to have IETU payable. This being the case, the introduction of the IETU law had no impact the Company’s consolidated financial statements.

d) Deferred Income Tax:

An analysis of the temporary differences giving rise to deferred income tax liabilities (assets) is as follows:

Deferred Income Taxes		2010		2009
Inventories	Ps.	26	Ps.	(9)
Property, plant and equipment		1,519		1,568
Investment in shares		(7)		(12)
Intangibles and other assets		1,887		2,185
Labor obligations		(260)		(236)
Tax loss carry-forwards		(347)		(659)
Other deferred liabilities		(1,262)		(1,197)
Deferred income tax liability		1,556		1,640
Deferred income tax asset recoverable		345		1,019
Deferred income tax payable	Ps.	1,901	Ps.	2,659

An analysis of changes in the balance of the net deferred income taxes liability is as follows:

		2010		2009		2008
Initial balance	Ps.	1,640	Ps.	434	Ps.	225
Provision for the year		481		267		(1,153)
Restatement effect in inflationary subsidiaries		244		453		(9)
Cumulative other comprehensive (loss) income items		(809)		486		1,371
Ending balance	Ps.	1,556	Ps.	1,640	Ps.	434

As of January 2008, in accordance with NIF B-10 in Mexico, the application of inflationary accounting in Mexico was suspended. However, for taxes purposes, the balance of fixed assets is restated based on the Mexican National Consumer Price Index (NCPI) and consequently, the difference between the book and tax values of the assets will gradually increase, giving rise to a deferred tax.

e) Provision for the Year:

		2010		2009		2008
Current-year income tax	Ps.	3,779	Ps.	3,776	Ps.	3,639
Deferred income tax cost (benefit)		474		309		(1,153)
Effect of change in the statutory income tax rate		7		(42)		-
Income taxes	Ps.	4,260	Ps.	4,043	Ps.	2,486

An analysis of the domestic and foreign components of pre-tax income and income tax for the years ended December 31, 2010, 2009 and 2008 is as follows:

2010		Mexico	Foreign			Total
Income before income taxes	Ps.	5,368	Ps.	9,191	Ps.	14,559
Current-year income tax		1,649		2,130		3,779
Deferred income tax (benefit) cost		(59)		540		481
Total income tax	Ps.	1,590	Ps.	2,670	Ps.	4,260

2009		Mexico	Foreign			Total
Income before income taxes	Ps.	5,579	Ps.	7,435	Ps.	13,013
Current-year income tax		1,585		2,191		3,776
Deferred income tax (benefit) cost		(16)		283		267
Total income tax	Ps.	1,569	Ps.	2,474	Ps.	4,043

2008		Mexico	Foreign			Total
Income before income taxes	Ps.	4,902	Ps.	3,410	Ps.	8,312
Current-year income tax		1,925		1,714		3,639
Deferred income tax (benefit)		(1,115)		(38)		(1,153)
Total income tax	Ps.	810	Ps.	1,676	Ps.	2,486

f) Tax Loss Carry-forwards and Recoverable Asset tax:

The subsidiaries in Mexico, Panama, Colombia, Venezuela and Brazil have tax loss carry-forwards and/or recoverable tax on assets. The aggregate amounts of such future benefits and their years of expiration are as follows:

		Tax Loss	Recoverable
Year of expired	Carry-forwards			Asset tax
2017 and thereafter	Ps.	637	Ps.	40
No expiration (Brazil - see Note 23a)		457		-
	Ps.	1,094	Ps.	40

An analysis of the changes in the valuation allowance that give rise to decreases in the related deferred tax asset is as follows:

		2010		2009		2008
Beginning balance	Ps.	1	Ps.	45	Ps.	99
Reversal of valuation allowance		-		(57)		(51)
Restatement of beginning balance in inflationary subsidiaries		(1)		13		(3)
Ending balance	Ps.	-	Ps.	1	Ps.	45

g) Reconciliation of Mexican Statutory Income Tax Rate to Consolidated Effective Income Tax Rate:

	2010	2009	2008
Mexican statutory income tax rate	30.00%	28.00%	28.00%
Income tax from prior years	(0.76)	0.52	0.12
Monetary position gain	(0.85)	(1.05)	(2.22)
Annual inflation adjustment	1.15	1.31	3.69
Non-deductible expenses	0.61	0.87	2.64
Non-taxable income	(0.66)	(0.15)	(0.62)
Income taxed at a rate other than the Mexican statutory rate	1.86	2.97	3.69
Effect of restatement of tax values	(1.03)	(0.78)	(2.21)
Changes in valuation allowance for tax losses	-	(0.38)	(0.42)
Effect of change in statutory rate	0.05	(0.33)	-
Other	(1.11)	0.09	(2.77)
Consolidated effective income tax rate	29.26%	31.07%	29.90%

Note 24. Other Liabilities and Contingencies.

a) Other Current Liabilities:

		2010		2009
Derivative financial instruments (Note 19)	Ps.	19	Ps.	22
Sundry creditors		974		863
Total	Ps.	993	Ps.	885

b) Other Liabilities:

		2010		2009
Contingencies	Ps.	2,152	Ps.	2,467
Other liabilities		1,262		1,531
Derivative financial instruments (Note 19)		498		497
Total	Ps.	3,912	Ps.	4,495

c) Contingencies Recorded in the Balance Sheet:

The Company has various loss contingencies, and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. Most of these loss contingencies are the result of the Company’s business acquisitions. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2010 and 2009:

		2010		2009
Indirect taxes	Ps.	799	Ps.	1,084
Labor		1,133		1,182
Legal		220		201
Total	Ps.	2,152	Ps.	2,467

d) Changes in the Balance of Contingencies Recorded:

		2010		2009		2008
Initial balance	Ps.	2,467	Ps.	2,076	Ps.	1,784
Penalties and other charges		376		258		50
New contingencies		156		475		947 (1)
Cancellation and expiration		(205)		(241)		(189)
Payments		(211)		(190)		(472)
Brazil tax amnesty (see Note 23a)		(333)		(433)		-
Restatement of the beginning balance of inflationary subsidiaries		(97)		522		(44)
Ending balance	Ps.	2,153	Ps.	2,467	Ps.	2,076
(1) Includes contingencies resulting from the acquisition of REMIL in 2008.

e) Pending Lawsuits:

The Company is party to a number of tax, legal and labor lawsuits that have arisen throughout the normal course of its business and which are common in its industry.
The estimated amount of these lawsuits is Ps. 5,767. The Company’s legal counsel estimates that the changes of these cases being ruled against the Company are less than probable but more than remote. However, the Company does not believe that the rulings, one way or the other, will have a material adverse effect on its consolidated financial position or result of operations.

In recent years, the Company’s Mexican, Costa Rican and Brazilian territories have been required to submit certain information to their relevant authorities regarding possible monopolistic practices. Such proceedings are a normal occurrence in the soft drink industry and the Company does not expect any significant liability to arise from these contingencies.

f) Collateralized Contingencies:

As is customary in Brazil, the Company has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 2,292 and Ps. 2,342 as of December 31, 2010 and 2009, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies.

g) Commitments:

As of December 31, 2010, the Company has operating lease commitments for the leasing of production machinery and equipment, distribution equipment and computer equipment.

The contractual maturities of the lease commitments by currency, expressed in Mexican pesos as of December 31, 2010, are as follows:

	Mexican			U.S.
		Pesos		Dollars
2011	Ps.	226	Ps.	25
2012		229		24
2013		158		7
2014		135		8
2015		138		-
2016 and thereafter		566		-
Total	Ps.	1,452	Ps.	64

Rental expense charged to results of operations amounted to approximately Ps. 570, Ps. 546 and Ps. 438 for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company has some operating leases that are denominated in U.S. dollars, for which embedded derivatives have been identified and accounted for in the accompanying financial statements.

Note 25. Information by Reporting Segment.

Information by reporting segment is presented considering the geographical areas in which the Company operates. The Company’s operations are aggregated as follows: : (i) Mexico; (ii) Latincentro, which aggregates Colombia and Central America; (iii) Venezuela; and (iv) Mercosur, which aggregates Brazil and Argentina.
Venezuela operates in an economy with exchange control; as a result, Bulletin B-5 “Information by Segments” does not allow its integration into another geographical segment.

				Income
		Total		from		Capital		Long-term		Total
2010		Revenues	Operations		Expenditures			Assets		Assets
Mexico	Ps.	38,782	Ps.	6,605	Ps.	2,932	Ps.	46,847	Ps.	58,440
Latincentro (1)		17,281		3,022		1,731		18,815		21,484
Venezuela		14,033		2,444		504		5,472		7,779
Mercosur (2)		33,360		5,008		2,311		16,491		26,358
Consolidated	Ps.	103,456	Ps.	17,079	Ps.	7,478	Ps.	87,625	Ps.	114,061

				Income
		Total		from		Capital		Long-term		Total
2009		Revenues	Operations		Expenditures			Assets		Assets
Mexico	Ps.	36,785	Ps.	6,849	Ps.	2,710	Ps.	45,455	Ps.	54,722
Latincentro (1)		15,993		2,937		1,269		17,854		20,120
Venezuela		22,430		1,815		1,248		8,959		13,672
Mercosur (2)		27,559		4,234		1,055		14,754		22,147
Consolidated	Ps.	102,767	Ps.	15,835	Ps.	6,282	Ps.	87,022	Ps.	110,661

				Income
		Total		from		Capital
2008		Revenues	Operations		Expenditures
Mexico	Ps.	33,799	Ps.	6,715	Ps.	1,926
Latincentro (1)		12,791		2,370		1,209
Venezuela		15,182		1,289		715
Mercosur (2)		21,204		3,321		952
Consolidated	Ps.	82,976	Ps.	13,695	Ps.	4,802
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

The United States Financial Accounting Standards Board (“FASB”) released the FASB Accounting Standards Codification, or Codification for short, on January 15, 2008 and it became effective in 2009. At that time all previous U.S. GAAP reference sources became obsolete. The Codification organizes several U.S. GAAP pronouncements under approximately 90 accounting topic areas. The objective of this project was to arrive at a single source of authoritative U.S. accounting and reporting standards, other than guidance issued by the Securities and Exchange Commission of the United States of America (“SEC”). Included in Notes 26, 27 and 28 are references to certain U.S. GAAP Codifications (“ASC”) that were adopted during the periods presented herein.

The principal differences between Mexican FRS and U.S. GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below.

a) Restatement of Prior Year Financial Statements for Inflationary Effects:

Under U.S. GAAP, the Company applies the regulations of the SEC which include certain accounting accomodations. Consequently, the Company was not required to reconcile the inflation effects prior to the adoption of NIF B-10, since the consolidated financial statements were comprehensively restated in constant units of the reporting currency.

Beginning on January 1, 2008, in accordance with NIF B-10, the Company discontinued inflationary accounting for subsidiaries that operate in non-inflationary economic environments. As a result, prior year’s financial information and all other adjustments for U.S. GAAP purposes were restated and translated as of December 31, 2007, which is the date of the last recognition of inflation effects. The cumulative effect of the previously realized and unrealized results from holding nonmonetary assets (RETANM) for previous periods was reclassified to retained earnings as described in Note 2h. This reclassification did not result in a difference that is being reconciled for U.S. GAAP. Beginning in 2008, as a result of discontinuing inflationary accounting for subsidiaries that operate in non-inflationary economic environments, the Company’s financial statements are no longer considered to be presented in a reporting currency that includes the comprehensive effects of price level changes. Therefore, the inflationary effects of economic environments that are inflationary under Mexican FRS, but not hyper-inflationary under US GAAP arising in 2008 through 2010 represent a difference that is reconciled for U.S. GAAP purposes.

As disclosed in Note 4a, the three year cumulative inflation rate for Venezuela was 100.5% for the period 2007 through 2009. The three year cumulative inflation rate for Venezuela was 108.2% as of December 31, 2010. Accordingly, the Company considers its Venezuela subsidiary as a hyper-inflationary economy for U.S. GAAP purposes beginning January 1, 2010. For U.S. GAAP reconciliation purposes, the Company has applied an accommodation available in Item 18 to the instructions to Form 20-F whereby an International Accounting Standard 21 and 29 indexation approach is applied. U.S. GAAP would otherwise require a hyper-inflationary economy to be reported using the U.S. dollar as the functional currency. The information related to the revenues and income from operations as well as long term assets and total assets related to the Venezuelan subsidiary are shown separately in the segment disclosure footnote (see Note 25). Recent devaluations in the Venezuelan currency are also discussed in Note 3 above.

b) Classification Differences:

Certain items require a different classification in the balance sheet or income statement under U.S. GAAP. A description of these different classifications is as follows:

· As explained in Note 4e, under Mexican FRS, advances to suppliers are recorded under inventories. Under U.S.GAAP, advances to suppliers are classified as prepaid expenses;

· Gains or losses on the disposal of fixed assets, all severance payments associated with an ongoing benefit and amendments to the pension plans, as well as financial expenses from labor liabilities and employee profit sharing are recorded as part of operating income under U.S. GAAP;

· Under Mexican FRS, deferred taxes are classified as non-current, while under U.S. GAAP they are classified based on the classification of the related asset or liability, or their estimated reversal date when not associated with an asset or liability;

· Under Mexican FRS, restructuring costs are recorded as other expenses. For U.S. GAAP purposes, restructuring costs are recorded as operating expenses.

· Under Mexican FRS, due to the changes in NIF C-1, restricted cash was reclassified to cash and cash equivalents, and for U.S. GAAP purposes, restricted cash is presented in other current assets.

c) Deferred Promotional Expenses:

As explained in Note 4f, for Mexican FRS purposes, the promotional costs related to the launching of new products or product presentations are recorded as prepaid expenses. For U.S. GAAP purposes, such promotional costs are expensed as incurred.

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

As explained in Note 2h, on January 1, 2008, the Company adopted Mexican FRS B-10 which establishes that imported machinery and equipment must be recorded using the acquisition-date exchange rate. Companies that operate in inflationary economic environments must restate imported machinery and equipment by applying the inflation rate of the country in which the asset is acquired. However, this change in methodology did not have a material impact on the consolidated financial statements of the Company (see Note 4a).

f) Capitalization of Comprehensive Financing Result:

In accordance with U.S. GAAP, if interest expense is incurred during the construction of qualifying assets and the net effect is material, capitalization is required for all assets that require a period of time to get them ready for their intended use. The net effect of interest expenses incurred to bring qualifying assets to the condition for its intended use was Ps. 90, Ps. 61 and Ps. 40 for the years ended on December 31, 2010, 2009 and 2008, respectively.

A reconciling item is included for the difference in capitalized comprehensive financing result policies under Mexican FRS and capitalized interest expense policies under U.S. GAAP.

g) Fair Value Measurements

FASB pronouncements establish a framework for measuring fair value with a focus towards exit price and the use of market- based inputs over company-specific inputs. This pronouncement requires companies to consider its own nonperformance risk (the risk that the obligation will not be fulfilled) to measure liabilities carried at fair value, including derivative financial instruments. The effective date of this standard for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value on a recurring basis (at least annually) started on January 1, 2009.

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

h) Deferred Income Taxes, Employee Profit Sharing and Uncertain Tax Positions:

The calculation of deferred income taxes and employee profit sharing for U.S. GAAP purposes differs from Mexican FRS in the following respects:

· Under Mexican FRS, inflation effects on the balance of deferred taxes generated by monetary items are recognized in the income statement as part of the monetary position result when entities operate in an inflationary economic environment. Under U.S. GAAP, the deferred taxes balance is classified as a nonmonetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain or loss on monetary position and deferred income taxes provision;

· Under Mexican FRS, deferred employee profit sharing is calculated using the asset and liability method, which is the method used to compute deferred income taxes under U.S. GAAP. Employee profit sharing is deductible for purposes of Mexican taxes on profit. This deduction reduces the payments of income taxes in subsequent years. For Mexican FRS purposes, the Company did not record deferred employee profit sharing, since is not expected to materialize in the future; and

· The differences in restatement of imported machinery and equipment, capitalization of comprehensive result, promotional expenses, employee profit sharing and employee benefits explained in Note 26c, e, f and i, give rise to a difference in income tax calculated under U.S. GAAP compared to income tax computed under Mexican FRS (see Note 23d).

A reconciliation of deferred income tax and employee profit sharing for U.S. GAAP and Mexican FRS purposes, as well as the changes in the balances of deferred taxes, are as follows:

Reconciliation of Deferred Income Taxes, Net				2010		2009
Deferred income taxes under Mexican FRS			Ps.	1,556	Ps.	1,640
U.S. GAAP adjustments:				-		-
Fixed assets				(33)		(518)
Intangible assets				(166)		(449)
Inventories				-		(127)
Deferred charges				(20)		(25)
Deferred revenues				26		41
Tax deduction for deferred employee profit sharing				55		7
Deferred promotional expenses				(14)		(31)
Pension liability				(17)		11
Seniority premiums				(3)		(3)
Severance indemnities				(21)		(33)
Total U.S. GAAP adjustments				(193)		(1,127)
Net deferred income tax liability, under U.S. GAAP			Ps.	1,363	Ps.	513

Changes in the Balance of Deferred Income Taxes		2010		2009		2008
Beginning liability (asset) balance	Ps.	513	Ps.	(183)	Ps.	360
Provision for the year		327		(202)		(1,634)
Cumulative other comprehensive income		523		898		1,091
Ending liability (asset) balance	Ps.	1,363	Ps.	513	Ps.	(183)

Reconciliation of Deferred Employee Profit Sharing				2010		2009
Deferred employee profit sharing under Mexican FRS			Ps.	-	Ps.	-
U.S. GAAP adjustments:
Inventories				4		5
Property, plant and equipment				(11)		121
Deferred charges				4		7
Labor liabilities				(84)		(73)
Severance indemnities				(18)		(17)
Other reserves				(90)		(67)
Total U.S. GAAP adjustments				(195)		(24)
Net deferred employee profit sharing (asset) under U.S. GAAP			Ps.	(195)	Ps.	(24)

Changes in the Balance of Deferred Employee Profit Sharing		2010		2009		2008
Beginning liability balance	Ps.	(24)	Ps.	71	Ps.	230
Provision for the year		(163)		(83)		(95)
Cumulative other comprehensive income		(8)		(12)		(64)
Ending (asset) liability balance	Ps.	(195)	Ps.	(24)	Ps.	71

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

The reconciliation of the pension cost for the year and related labor liabilities is as follows:

Net Pension Cost		2010		2009		2008
Net pension cost recorded under Mexican FRS	Ps.	152	Ps.	164	Ps.	129
U.S. GAAP adjustments:
Amortization of unrecognized transition obligation		-		1		1
Amortization of prior service cost		1		1		1
Amortization of net actuarial loss		(3)		(1)		(4)
Net pension cost under U.S. GAAP	Ps.	150	Ps.	165	Ps.	127

Pension Liability		2010		2009
Pension liability under Mexican FRS	Ps.	779	Ps.	699
U.S. GAAP adjustments:
Unrecognized prior service		199		209
Unrecognized net actuarial loss		(115)		(211)
Pension liability under U.S. GAAP	Ps.	863	Ps.	697

The reconciliation of the net severance indemnity cost and severance indemnity liability is as follows:

Net Severance Indemnity Cost		2010		2009		2008
Net severance indemnity cost under Mexican FRS	Ps.	160	Ps.	132	Ps.	289
U.S. GAAP adjustments:
Amortization of unrecognized net transition obligation		(36)		(36)		(36)
Amortization of prior service		-		-		(17)
Amortization of net actuarial		-		-		(228)
Net severance indemnity cost under U.S. GAAP	Ps.	124	Ps.	96	Ps.	8

Severance Indemnity Liability		2010		2009
Severance indemnity liability under Mexican FRS	Ps.	348	Ps.	316
U.S. GAAP adjustments:
Unrecognized net transition obligation		72		110
Severance indemnity liability under U.S. GAAP	Ps.	420	Ps.	426

The reconciliation of the seniority premiums liability is as follows:

Seniority Premium Cost		2010		2009		2008
Net seniority premium cost under Mexican FRS	Ps.	22	Ps.	17	Ps.	35
U.S. GAAP adjustments:
Amortization of unrecognized net transition obligation, (gain) loss		(2)		2		(15)
Net seniority premium cost under U.S. GAAP	Ps.	20	Ps.	19	Ps.	20

Seniority premium liability		2010		2009
Seniority premium liability under Mexican FRS	Ps.	83	Ps.	73
U.S. GAAP adjustments:
Unrecognized net actuarial loss		11		12
Seniority premium liability under U.S. GAAP	Ps.	94	Ps.	85

Estimates of the unrecognized items expected to be recognized as components of net periodic pension cost during 2011 are shown in the table below:

		Pension and	Seniority
	Retirement Plans		Premium
Actuarial net loss and prior service cost recognized in cumulative
other comprehensive income during the year	Ps.	7	Ps.	-
Actuarial net loss and prior service cost recognized as a component of net periodic cost		6		1
Actuarial net loss, prior service cost and transition liability included cumulative other
comprehensive income		9		-
Estimate to be recognized as a component of net periodic cost over the following fiscal year:
Transition obligation		(11)		-
Actuarial (loss) gain		(15)		1

j) Colombia Non-Controlling Interest Acquisition:

In 2008 the Company indirectly acquired an additional equity interest in Colombia. Under Mexican FRS B-7, “Business Acquisitions”, this acquisition is considered to be a transaction made between existing shareholders that has no effect on the Company’s net assets and likewise, the payment made in excess of the book value of the shares acquired is recorded in equity as a reduction in additional paid-in capital. For U.S. GAAP purposes, a non-controlling interest acquisition represents a “step acquisition” that must be recorded using the purchase method, whereby the purchase price is allocated to the proportionate fair value of the assets and liabilities acquired.
The Company recorded a loss of Ps. 113 on this transaction in its net income for 2008 and did not recognize any goodwill from this acquisition.

k) Deconsolidation of Crystal operations:

During 2009, the Company established a joint venture with The Coca-Cola Company for the production and sale of Crystal brand water in Brazil. The Company has recorded a gain for U.S. GAAP purposes of Ps.120 related to the deconsolidation of its net assets related to the Crystal operations. Approximately, Ps.120 of previously recorded unearned revenues related to Crystal operations remained recorded for Mexican FRS purposes, and are being amortized into income along with the results from the joint venture over the following three years (through 2010) for Mexican FRS purposes.

i) Financial Information Under U.S. GAAP:

Consolidated Balance Sheets		2010		2009
ASSETS
Current Assets:
Cash and cash equivalents	Ps.	12,140	Ps.	7,627
Marketable securities		-		2,113
Accounts receivable		6,363		5,931
Inventories		4,962		4,391
Recoverable taxes		1,658		1,776
Other current assets		1,268		1,321
Deferred income tax and employee profit sharing		830		1,517
Total current assets		27,221		24,676
Investment in shares		2,108		2,170
Property, plant and equipment, net		32,258		29,835
Intangible assets, net		50,697		49,336
Deferred income tax and employee profit sharing		1,197		880
Other assets		1,532		1,532
TOTAL ASSETS	Ps.	115,013	Ps.	108,429
LIABILITIES AND EQUITY
Current Liabilities:
Bank loans	Ps.	1,615	Ps.	2,416
Current maturities of long-term debt		225		3,011
Interest payable		151		61
Suppliers		8,988		9,368
Accounts payable		3,743		4,733
Taxes payable		1,931		2,974
Other liabilities		993		886
Deferred income tax and employee profit sharing		10		11
Total current liabilities		17,656		23,460
Long-Term Liabilities:
Bank loans and notes payable		15,511		10,497
Deferred income tax and employee profit sharing		3,185		2,875
Labor liabilities		1,378		1,208
Contingencies		2,152		2,467
Other liabilities		1,663		1,885
Total long-term liabilities		23,889		18,932
Total liabilities		41,545		42,392
Equity:
Non-controlling interest		2,633		2,333
Controlling interest		70,835		63,704
Total equity:		73,468		66,037
TOTAL LIABILITIES AND EQUITY	Ps.	115,013	Ps.	108,429

Consolidated Income Statements and Comprehensive Income		2010		2009		2008
Net sales	Ps.	102,640	Ps.	99,835	Ps.	80,595
Other operating revenues		482		558		504
Total revenues		103,122		100,393		81,099
Cost of goods sold		55,944		54,335		43,490
Gross profit		47,178		46,058		37,609
Operating expenses:
Administrative		4,555		5,341		3,954
Selling		27,253		26,514		21,560
Market value, (gain) loss of operating derivative instruments		(38)		(12)		53
		31,770		31,843		25,567
Income from operations		15,408		14,215		12,042
Comprehensive financing result:
Interest expense		1,595		1,775		1,961
Interest income		(285)		(282)		(427)
Foreign exchange loss, net		384		365		1,477
Gain on monetary position		(228)		-		-
Market value (gain) loss on ineffective portion of derivative
financial instruments		(206)		(106)		906
		1,260		1,752		3,917
Other expenses, net		163		226		440
Income before income taxes		13,985		12,237		7,685
Income taxes		4,097		3,525		1,987
Income before participation in affiliated companies		9,888		8,712		5,698
Equity interest in results of affiliated companies		217		141		104
Consolidated net income		10,105		8,853		5,802
Less: net income attributable to the non-controlling interests		(497)		(446)		(231)
Net income attributable to the controlling interests	Ps.	9,608	Ps.	8,407	Ps.	5,571
Consolidated net income	Ps.	10,105	Ps.	8,853	Ps.	5,802
Other comprehensive income		(70)		2,060		486
Consolidated comprehensive income		10,035		10,913		6,288
Less: comprehensive income attributable to the non-controlling interest		(604)		(592)		(175)
Comprehensive income attributable to the controlling interest	Ps.	9,431	Ps.	10,321	Ps.	6,113
Net income per share	Ps.	5.20	Ps.	4.55	Ps.	3.02

Consolidated Cash Flows		2010		2009		2008
Operating Activities:
Consolidated Net Income	Ps.	10,105	Ps.	8,853	Ps.	5,802
Non-cash operating expenses		323		228		310
Equity in earnings affiliated companies		(217)		(142)		(104)
Unrealized gain on marketable securities		-		(112)		-
Gain on deconsolidation of Crystal operations		-		(120)		-
Gain on acquisition of Brisa intangible assets		-		(72)		-
Other adjustments regarding operating activities		-		8		-
Adjustments regarding investing activities:
Depreciation		3,381		3,696		3,151
Amortization		694		307		240
Loss on sale of long-lived assets		231		186		170
Disposal of long-lived assets		47		124		372
Interest income		(285)		(286)		(433)
Non-controlling interest		-		-		113
Income tax		4,106		3,574		2,100
Adjustments regarding financing activities:
Interest expenses		1,579		1,850		2,080
Foreign exchange loss, net		424		370		1,477
Monetary position gain, net		(228)		-		-
Derivative financial instruments		(468)		(318)		961
Increase in accounts receivable		(1,092)		(394)		(179)
Decrease (increase) in inventories		5		33		(486)
(Increase) decrease in other assets		(738)		(314)		151
Increase in suppliers and other accounts payable		585		2,808		71
Decrease in other liabilities		(208)		(424)		(263)
Decrease in labor liabilities		(192)		(169)		(167)
Income tax paid		(3,882)		(3,061)		(3,618)
Net cash flows from operating activities		14,170		16,625		11,748
Investing Activities:
Acquisition of Minas Gerais Ltda. “REMIL”, net of cash acquired (Note 5)		-		-		(3,633)
Acquisition of Brisa business (Note 5)		-		(717)		-
Acquisition of Agua de los Angeles business (Note 5)		-		-		(206)
Purchases of investment available-for-sale		-		(2,001)		-
Proceeds from disposal of marketable securities		1,108		-		-
Proceeds from sales of shares of Jugos del Valle		-		-		741
Interest received		285		286		433
Acquisition of long-lived assets		(6,863)		(5,752)		(4,608)
Proceeds from the sale of long-lived assets		477		638		532
Other assets		(527)		1		521
Acquisition of intangible assets		(1,325)		(1,355)		(1,079)
Net cash flows from investing activities		(6,845)		(8,900)		(7,299)
Financing Activities:
Bank loans obtained		9,251		6,641		4,319
Bank loans repaid		(6,824)		(9,376)		(6,161)
Interest paid		(1,436)		(2,047)		(2,087)
Dividends declared and paid		(2,612)		(1,344)		(945)
Acquisition of non-controlling interests		(282)		-		(223)
Other liabilities		(108)		97		(164)
Net cash flows from financing activities		(2,011)		(6,029)		(5,261)
Increase (decrease) in cash and cash equivalents		5,314		1,696		(812)
Translation and restatement effects		(801)		(261)		(538)
Initial cash and cash equivalents		7,627		6,192		7,542
Ending balance of cash and cash equivalents	Ps.	12,140	Ps.	7,627	Ps.	6,192

Consolidated Statements of Changes in Equity		2010		2009
Equity at the beginning of the year	Ps.	66,037	Ps.	56,468
Dividends declared and paid		(2,604)		(1,344)
Cumulative other comprehensive (loss) income:
Cumulative translation adjustment		(2,084)		3,085
(Losses) gains on cash flow hedges		(56)		147
Reversal of inflation effects for inflationary subsidiaries		2,070		(1,172)
Total other comprehensive (loss) income		(70)		2,060
Net income		10,105		8,853
Equity at the end of the year	Ps.	73,468	Ps.	66,037

Note 27. Reconciliation of Mexican FRS to U.S. GAAP.

a) Reconciliation of Net Income:

		2010		2009		2008
Consolidated net income under Mexican FRS	Ps.	10,299	Ps.	8,970	Ps.	5,826
U.S. GAAP adjustments:
Reversal of inflation effects (Note 26a)		(116)		(553)		(355)
Restatement of imported equipment (Note 26e)		(184)		(195)		(193)
Capitalization of comprehensive financing result (Note 26f)		57		(29)		64
Gain on deconsolidation of Crystal operations (Note 26k)		(44)		120		-
Gain on acquisition of Brisa intangible assets (Note 26d)		-		72		-
Deferred income taxes (Note 26h)		154		469		481
Deferred employee profit sharing (Note 26h)		(163)		(83)		(95)
Pension Cost (Note 26i)		2		(1)		2
Seniority premium cost (Note 26i)		2		(2)		15
Severance indemnity cost (Note 26i)		36		36		281
Deferred promotional expenses (Note 26c)		62		49		(111)
Acquisition of non-controlling interest (Note 26j)		-		-		(113)
Total U.S. GAAP adjustments		(194)		(117)		(24)
Consolidated net income under U.S. GAAP	Ps.	10,105	Ps.	8,853	Ps.	5,802

Under U.S. GAAP, the monetary position effect of the income statement adjustments of inflationary economic environments is included in each adjustment, except for the capitalization of interest expenses, intangible assets as well as pension plan liabilities, which are nonmonetary.

b) Reconciliation of Equity:

		2010		2009
Total equity under Mexican FRS	Ps.	73,881	Ps.	68,472
U.S. GAAP adjustments:
Reversal of inflation effects		(1,334)		(4,325)
Intangible assets (Note 26d)		46		46
Restatement of imported equipment (Note 26e)		366		594
Capitalization of comprehensive financing result (Note 26f)		184		132
Gain on deconsolidation of Crystal operations (Note 26k)		75		120
Gain on acquisition of Brisa intangible assets (Note 26d)		72		72
Deferred income taxes (Note 26h)		193		1,127
Deferred employee profit sharing (Note 26h)		195		24
Deferred promotional expenses (Note 26c)		(43)		(105)
Pension liability (Note 26i)		(84)		2
Seniority premiums (Note 26i)		(11)		(12)
Severance indemnities (Note 26i)		(72)		(110)
Total U.S. GAAP adjustments		(413)		(2,435)
Equity under U.S. GAAP	Ps.	73,468	Ps.	66,037

c) Reconciliation of Comprehensive Income:

		2010		2009		2008
Consolidated comprehensive income under Mexican FRS	Ps.	8,295	Ps.	12,200	Ps.	8,003
U.S. GAAP adjustments:
Net income (Note 27a)		(194)		(117)		(24)
Cumulative translation adjustment		(136)		(59)		(29)
Reversal of inflation effects		2,070		(1,171)		(1,556)
Labor obligations		-		60		(106)
Consolidated comprehensive income under U.S. GAAP	Ps.	10,035	Ps.	10,913	Ps.	6,288

Note 28. Future Impact of Recently Issued Accounting Standards Not Yet in Effect.

a) Mexican FRS:

The following accounting standards have been issued under Mexican FRS. The application of which is required as indicated.

NIF C-4, “Inventories”:

In November 2010, the CINIF issued NIF C-4, which will be effective for fiscal years beginning on or after January 1, 2011 and will replace Mexican accounting Bulletin C-4, Inventories. Any accounting changes resulting from the adoption of this standard related to changes in the formula for assigning inventory costs are to be recognized retrospectively. Changes in valuation methods must be recognized prospectively.

The principal difference between Mexican accounting Bulletin C-4 and NIF C-4 is that the new standard does not allow using direct costs as the inventory valuation method nor does it allow using the LIFO cost method as the formulas (formerly method) for the assignment of unit cost to the inventories. NIF C-4 establishes that inventories must be valued at the lower of either acquisition cost or net realizable value. Such standard also establishes that advances to suppliers for the acquisition of merchandise must be classified as inventories provided the risks and benefits are transferred to the Company. NIF C-4 also establishes the standards for service supplier inventory valuations.

The Company estimated that the adoption of NIF C-4 will not have a material impact on the Company´s consolidated financial statements.

NIF C-5, “Prepaid Expenses”:

In November 2010, the CINIF issued NIF C-5, which will be effective for fiscal years beginning on or after January 1, 2011. NIF C-5 will replace Mexican accounting Bulletin B-5. Any accounting changes resulting from the adoption of this standard shall be recognized retrospectively.

This standard establishes that the main characteristic of prepaid expenses is that they do not result in the transfer to the entity of the benefits and risks inherent to the goods or services to be received. Consequently, prepaid expenses must be recognized in the balance sheet as either current or non-current assets, depending on the item classification in the statement of financial position. Moreover, NIF C-5 establishes that prepaid expenses made for goods or services whose inherent benefits and risks have already been transferred to the entity must be carried to the appropriate caption.

The Company estimated that the adoption of NIF C-5 will not have a material impact on the Company´s consolidated financial statements.

NIF C-6, “Property, Plant and Equipment”:

NIF C-6 was issued by the CINIF in December 2010 to replace Mexican accounting Bulletin C-6, Property, Machinery and Equipment, and will be effective for fiscal years beginning on or after January 1, 2011, except for the changes related to the segregation of property, plant and equipment into separate components for those assets with different useful lives. For entities that have not performed this component segregation, the provisions of this new standard will be effective as of January 1, 2012.

Unlike Mexican accounting Bulletin C-6, this standard includes within its scope the tax treatment for assets acquired to develop or maintain biological assets and assets related to the mining industry. Among other points, it establishes that for acquisitions of free-ofcharge assets, the cost of the assets must be null, thus eliminating the option of performing appraisals. In the case of asset exchanges, NIF C-6 requires entities to determine the commercial substance of the transaction and the depreciation of these assets must be applied against the components of the assets, and the amount to be depreciated is the cost of acquisition less the asset’s residual value. Prepaid expenses for the acquisition of assets are to be recognized as a component of the asset as of the time the benefits and risks inherent to such assets are transferred. In the case of retirement of assets, income is recognized when the requirements for income recognition outlined under the standard have been met. There are specific disclosures for public entities.

The Company estimated that the adoption of NIF C-6 will not have a material impact on the Company´s consolidated financial statements.

NIF C-18, “Obligations related to retirement of property, plant and equipment”:

In December 2010, the CINIF issued NIF C-18, which came into force for fiscal years beginning on or after January 1, 2011.

This standard establishes the accounting treatment for the initial and subsequent recognition of a liability for provision for legal obligations or assumed related to the retirement of property, plant and equipment recognized as a result of the acquisition, construction, development and/or normal operating of such components.

This standard also establishes that an entity must initially recognize a provision for obligations related to retirement of property, plant and equipment based on its best estimate of the disbursements required to settle the present obligation at the time it is assumed, provided a reliable estimate can be made of the amount of the obligation. The best estimate of a provision for an obligation associated with the retirement of property, plant and equipment components should be determined using the expected present value method.

The Company estimated that the adoption of NIF C-18 will not have a material impact on the Company´s consolidated financial statements.

b) U.S. GAAP:

There are no significant accounting standards effective in year 2011 impacting the Company.

Note 29. Subsequent events.

On February 18, 2011, the Company’s Board of Directors agreed to propose an ordinary dividend of Ps. 4,358 million which represents an increase of 67.4% as compared to the dividend was paid in April 2010. This dividend was approved at the Annual Shareholders meeting on March 23, 2011.

During December 2010, authorities of the Venezuelan Government announced the unification of their two fixed U.S. dollar exchange rates to 4.30 Bolivars per U.S. dollar effective January 1, 2011. As a result of this change, the balance sheet of the Company’s Venezuelan subsidiary did not have an impact in shareholders’ equity since transactions performed by this subsidiary were already using the 4.30 exchange rate.

The Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission, or CNBV) announced that from 2012, all Mexican public companies must report their financial information in accordance with International Financial Reporting Standards (“IFRS”). Since 2006, the CINIF (Mexican Board of Research and Development of Financial Reporting Standards) has been modifying Mexican Financial Reporting Standards in order to ensure their convergence with IFRS.

Coca-Cola FEMSA will adopt IFRS in 2012. The consolidated financial statements of the Company as of December 31, 2012 will be presented in accordance with IFRS as issued by the International Accounting Standards Board (IASB). The SEC has previously changed its rules to allow foreign private issuers that report under IFRS as issued by the IASB to not reconcile their financial statements to US GAAP.

On March 28, 2011 the Company acquired together with the Coca-Cola Company, Grupo Estrella Azul, a Panamanian conglomerate in the dairy and juice-based beverage categories business in Panama. The Company acquired a 50% interest and will continue to develop this business jointly with the Coca-Cola Company.

On April 18, the Company successfully issued two tranches of Certificados Bursátiles – a five-year bond in the aggregate amount of Ps. 2,500 million at a yield of 28-day TIIE plus 13 basis points and a 10-year bond in the aggregate amount of Ps. 2,500 million at a fixed rate of 8.27%. A portion of the proceeds from this placement will be used to pay the Company’s KOF-07 Certificado Bursátil at maturity in March 2012, in the amount of Ps. 3,000 million. The remainder of the proceeds will be used for general corporate purposes, including capital expenditures and working capital.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Coca-Cola FEMSA, S.A.B. de C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: June 17, 2011