Form 20-F
period 2011-12-31
COCA COLA FEMSA SAB DE CV
filed 2012-04-26
CIK 910631

As filed with the Securities and Exchange Commission on April 25, 2012.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011
Commission file number 1-12260

Coca‑Cola FEMSA, S.A.B. de C.V.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Centro de Ciudad Santa Fe
01210 México, D.F., México
(Address of principal executive offices)

José Castro

Guillermo González Camarena No. 600
Centro de Ciudad Santa Fe
01210 México, D.F., México

(52-55) 5081-5120/5121

krelations@kof.com.mx

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each class of capital or common stock as of December 31, 2011 was:

992,078,519	Series A shares, without par value
583,545,678	Series D shares, without par value
334,406,004	Series L shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes	☐ No

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

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 13.95 to US$ 1.00, the exchange rate for Mexican pesos on December 30, 2011, the last day in 2011 for which information is available, according to the U.S. Federal Reserve Board. On April 20, 2012, this exchange rate was Ps. 13.12 to US$ 1.00. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since January 1, 2007.

To the extent that estimates are contained in this annual report, we believe such estimates, which are based on internal data, are reliable. Amounts in this annual report are rounded, and the totals may therefore not precisely equal the sum of the numbers presented.

Sources

Certain information contained in this annual report has been computed based upon statistics prepared by the Instituto Nacional de Estadística y Geografía de Mexico (the National Institute of Statistics and Geography), the Federal Reserve Bank of New York, the U.S Federal Reserve Board, the Banco de México (the Central Bank of Mexico), the Comisión Nacional Bancaria y de Valores of Mexico (the National Banking and Securities Commission, or the CNBV), local entities in each country and upon our estimates.

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

Business Divisions

During 2011, we restructured our internal operations in order to have the necessary flexibility to manage our business going forward, extend our track record of growth and better reflect the geographic characteristics of our business. Previously, we managed our business under three divisions—Mexico, Latincentro, and Mercosur. As a result of these changes, we organized our operations into the following two reportable segments: (i) Mexico and Central America division (comprising the following countries: Mexico, Guatemala, Nicaragua, Costa Rica and Panama) and (ii) South America division (comprising the following countries: Brazil, Argentina, Colombia and Venezuela).  However, because Venezuela operates in an economy with exchange control and hyper-inflation, Bulletin B-5 “Information by Segments”, does not allow its aggregation into the South America segment for purposes of our consolidated financial statements. See “Item 4. Information on the Company—The Company—Business Strategy.”

Item 1.  Not Applicable

Item 2.  Not Applicable

Item 3.  Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

This annual report includes (under Item 18) our audited consolidated balance sheets as of December 31, 2011 and 2010 and the related consolidated statements of income and changes in shareholders’ equity and cash flows for the years ended December 31, 2011, 2010, and 2009. Our consolidated financial statements for those years were prepared in accordance with Mexican Financial Reporting Standards, which we sometimes refer to as Mexican FRS. Mexican FRS differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Notes 26 and 27 to our consolidated financial statements provide a description of the principal differences between Mexican Financial Reporting Standards and U.S. GAAP as they relate to us, together with reconciliation to U.S. GAAP of net income and shareholders’ equity.

Beginning in 2012, Mexican issuers with securities registered in the National Securities Registry (Registro Nacional de Valores) of the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission, or the CNBV) are required to prepare financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which we refer to as IFRS.  Accordingly, as of January 1, 2012, we are preparing our financial information in accordance with IFRS on a comparable basis.  See Note 28 to our audited consolidated financial statements.

Through December 31, 2007, Mexican FRS required us to recognize effects of inflation in our financial statements and re-express financial statements from prior periods in constant pesos as of the end of the most recent period presented. For periods beginning in 2008, we adopted Norma de Información Financiera (NIF) B-10 “Effects of Inflation” under Mexican Financial Reporting Standards.  Under this rule, the previous inflation accounting rules requiring us to re-express prior years to reflect the impact of current period inflation no longer apply, unless the economic environment in which we operate qualifies as inflationary pursuant to Mexican Financial Reporting Standards. An economic environment is inflationary if the cumulative inflation equals or exceeds an aggregate of 26% over the preceding three consecutive years. As a result, we ceased to recognize the effects of inflation on our financial information for our subsidiaries in Mexico, Guatemala, Panama, Colombia and Brazil. For the rest of our subsidiaries in Argentina, Venezuela, Costa Rica and Nicaragua, we continue,as of December 31, 2011, applying inflationary accounting in accordance with Mexican Financial Reporting Standards.

Pursuant to Mexican FRS, the information presented in this annual report presents financial information for 2011, 2010, and 2009 in nominal terms that has been presented in Mexican pesos, taking into account local inflation of each inflationary economic environment and converting from local currency to Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country categorized as an inflationary economic environment. For each non-inflationary economic environment, local currency is converted to Mexican pesos using the year-end exchange rate for assets and liabilities, the historical exchange rate for shareholders’ equity and the average exchange rate for the income statement. Our financial information for 2007 is expressed in constant pesos as of December 31, 2007.

Pursuant to Mexican FRS, in our consolidated financial statements and the selected financial information set forth below:

•         In inflationary economic environments, the figures are restated for inflation based on the local consumer price index.

•         In inflationary economic environments, gains and losses in purchasing power from holding monetary liabilities or assets are recognized in the “Comprehensive financing result” line in the income statement.

•         Financial statements for 2011, 2010, and 2009 are stated in nominal Mexican pesos.

•         Beginning in 2008, as a result of discontinuing inflationary accounting for subsidiaries that operate in non-inflationary economic environments, the financial statements are no longer considered to be presented in a reporting currency that comprehensively includes the effects of price level changes; therefore, the inflationary effects of inflationary economic environments arising in 2011, 2010, 2009 and 2008 result in a difference to be reconciled for U.S. GAAP purposes.  See Notes 26 and 27 to our consolidated financial statements.

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

	Year Ended December 31,
	2011(1)		2011		2010		2009(2)		2008(3)		2007
	(2011, 2010, 2009 and 2008 in millions of Mexican pesos or millions of U.S. dollars; 2007 in millions of constant Mexican pesos as of December 31, 2007, except share and per share data)

Income Statement Data:
Mexican FRS
Total revenues	US$	8,940	Ps.	124,715	Ps.	103,456	Ps.	102,767	Ps.	82,976	Ps.	69,251
Cost of goods sold		4,838		67,488		55,534		54,952		43,895		35,876
Gross profit		4,102		57,227		47,922		47,815		39,081		33,375
Operating expenses		2,657		37,075		30,843		31,980		25,386		21,889
Income from operations		1,445		20,152		17,079		15,835		13,695		11,486
Comprehensive financing result		76		1,058		1,228		1,373		3,552		345
Other expenses, net		167		2,326		1,292		1,449		1,831		702
Income taxes		401		5,599		4,260		4,043		2,486		3,336
Consolidated net income		801		11,169		10,299		8,970		5,826		7,103
Controlling interest net income		761		10,615		9,800		8,523		5,598		6,908
Non-controlling interest net income		40		554		499		447		228		195
Net controlling income per share(4)		0.41		5.69		5.31		4.62		3.03		3.74

U.S. GAAP
Total revenues	US$	8,909	Ps.	124, 288	Ps.	103,122	Ps.	100,393	Ps.	81,099	Ps.	69,131
Cost of goods sold		4, 891		68,240		55,944		54,335		43,490		36,118
Gross profit		4, 018		56,048		47,178		46,058		37,609		33,013
Operating expenses		2,729		38,068		31,770		31,843		25,567		22,279
Income from operations		1,289		17,980		15,408		14,215		12,042		10,734
Comprehensive financing result		82		1,149		1,260		1,752		3,917		278
Other expenses, net		34		480		163		226		440		241
Income taxes		389		5,422		4,097		3,525		1,987		3,272
Consolidated net income(5)		790		11,015		10,105		8,853		5,802		6,953
Controlling interest net income		751		10,467		9,608		8,407		5,571		6,765
Non-controlling interest net income		39		548		497		446		231		188
Net controlling income per share(4)		0. 40		5.61		5.20		4.55		3.02		3.66

Balance Sheet Data:
Mexican FRS
Cash, cash equivalents and marketable securities	US$	907	Ps.	12,661	Ps.	12,534	Ps.	9,954	Ps.	6,583	Ps.	7,780
Other current assets		1,392		19,413		13,902		13,685		11,409		9,681
Property, plant and equipment, net		2,975		41,502		31,874		31,007		28,157		23,662
Intangible assets, net		5,066		70,675		51,213		50,898		47,453		42,458
Other assets, net		527		7,357		4,538		5,117		4,356		3,597
Total assets		10,867		151,608		114,061		110,661		97,958		87,178
Short-term bank loans and notes payable		397		5,540		1,840		5,427		6,119		4,814
Other current liabilities		1,401		19,537		15,806		18,021		15,214		11,496
Long-term bank loans and notes payable.		1,221		17,034		15,511		10,498		12,455		14,102
Other long-term liabilities		624		8,717		7,023		8,243		6,554		5,985
Total liabilities		3,643		50,828		40,180		42,189		40,342		36,397
Shareholders’ equity		7,224		100,780		73,881		68,472		57,616		50,781
Capital stock		228		3,178		3,116		3,116		3,116		3,116
Non-controlling interest in consolidated subsidiaries		221		3,089		2,602		2,296		1,703		1,641
Controlling interest		7,003		97,691		71,279		66,176		55,913		49,140
U.S. GAAP
Cash, cash equivalents and marketable securities	US$	873	Ps.	12,173	Ps.	12,140	Ps.	9,740	Ps.	6,192	Ps.	7,542
Other current assets		1,486		20,738		15,081		14,936		12,493		10,523
Property, plant and equipment, net		2,971		41,442		32,032		29,600		27,967		22,996
Intangible assets, net		5,003		69,795		50,697		49,336		46,580		42,458
Other assets, net		518		7,232		5,063		4,817		4,741		5,063
Total assets		10,851		151,380		115,013		108,429		97,973		88,582
Short-term bank loans and notes payable		397		5,540		1,840		5,427		6,119		4,814
Other current liabilities		1,401		19,540		15,816		18,033		15,226		11,430
Long-term bank loans and notes payable		1,221		17,034		15,511		10,497		12,455		14,102
Other long-term liabilities		679		9,472		8,378		8,435		7,705		7,111
Total liabilities		3,698		51,586		41,545		42,392		41,505		37,457
Equity		7,153		99,794		73,468		66,037		56,468		51,125
Non-controlling interest in consolidated subsidiaries		224		3,124		2,633		2,333		1,707		1,653
Controlling interest		6,929		96,670		70,835		63,704		54,761		49,472
Capital stock		228		3,178		3,116		3,116		3,116		3,116

Other Data:
Mexican FRS
Depreciation(5)	US$	298	Ps.	4,163	Ps.	3,333	Ps.	3,472	Ps.	3,022	Ps.	2,586
Capital expenditures(6)		561		7,826		7,478		6,282		4,802		3,682

U.S. GAAP
Depreciation(5)	US$	300	Ps.	4,192	Ps.	3,381	Ps.	3,696	Ps.	3,151	Ps.	2,717

(1)

Translation to U.S. dollar amounts at an exchange rate of Ps. 13.95 to US$ 1.00 solely for the convenience of the reader.
Includes results from the operations of Grupo Tampico from October~~.~~2011 and from Grupo CIMSA from December 2011. See “Item 4—Information on the Company—The Company—Corporate History.”

(2)	Includes results from the operations of Brisa from June 2009. See “Item 4—Information on the Company—The Company—Corporate History.”
(3)	Includes results from the operations of REMIL from June 2008. See “Item 4—Information on the Company—The Company—Corporate History.”
(4)	Computed on the basis of 1,865.3 million for 2011 and 1,846.5 million for previous years million shares outstanding.
(5)	Includes depreciation of coolers reclassified to property, plant and equipment during 2009.
(6)	Expressed in nominal Mexican pesos.

DIVIDENDS AND DIVIDEND POLICY

The following table sets forth the nominal amount in Mexican pesos of dividends declared and paid per share each year and the U.S. dollar amounts on a per share basis actually paid to holders of American Depositary Shares, which we refer to as ADSs, on each of the respective payment dates.

Fiscal Year with Respect to which Dividend was Declared	Date Dividend Paid	Mexican Pesos per Share (Nominal)	U.S. Dollars per Share(1)
2007	May 6, 2008	0.512	0.049
2008	April 13, 2009	0.727	0.054
2009	April 26, 2010	1.410	0.116
2010	April 27, 2011	2.360	0.204
2011	May 30, 2012(2)	2.770	–(3)

(1)                 Expressed in U.S. dollars using the exchange rate applicable when the dividend was paid.

(2)                 Estimated payment date since dividends for 2011 have not been paid at the time of this annual report.

(3)                 Since dividends for 2011 have not been paid at the time of this annual report, the U.S. dollar per share amount has not been determined.

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

Period	Exchange Rate
	High	Low	Average(1)	End of Period
2007	11.27	10.67	10.93	10.92
2008	13.94	9.92	11.21	13.83
2009	15.41	12.63	13.58	13.06
2010	13.19	12.16	12.64	12.38
2011	14.25	11.51	12.43	13.95

Source:  U.S. Federal Reserve Board.

(1)     Average month-end rates.

	Exchange Rate
	High	Low	End of Period

2010:
First Quarter	Ps. 13.19	Ps. 12.30	Ps. 12.30
Second Quarter	13.14	12.16	12.83
Third Quarter	13.17	12.49	12.63
Fourth Quarter	12.61	12.21	12.38

2011:
First Quarter	Ps. 12.25	Ps. 11.92	Ps. 11.92
Second Quarter	11.97	11.51	11.72
Third Quarter	13.87	11.57	13.77
Fourth Quarter	14.25	13.10	13.95
December	13.99	13.49	13.95

2012:
First Quarter	Ps.13.75	Ps. 12.63	Ps. 12.81
January	13.75	12.93	13.04
February	12.95	12.63	12.79
March	12.99	12.63	12.81

Source:  U.S. Federal Reserve Board.

On April 20, 2012, the exchange rate was Ps. 13.12 to US$ 1.00, according to the U.S. Federal Reserve Board.

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

Substantially all of our sales are derived from sales of Coca-Cola trademark beverages.  We produce, market and distribute Coca-Cola trademark beverages through standard bottler agreements in certain territories in Mexico and Latin America, which we refer to as “our territories.”  See “Item 4. Information on the Company—The Company—Our Territories.”  Through its rights under our bottler agreements and as a large shareholder, The Coca-Cola Company has the right to participate in the process for making important decisions related to our business.

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

We depend on The Coca-Cola Company to renew our bottler agreements.  As of December 31, 2011, we had seven bottler agreements in Mexico, with each one corresponding to a different territory: (i) the agreements for Mexico´s Valley territory expires in June 2013 and April 2016, (ii) the agreements for the Central territory expires in May 2015 and July 2016 . (iii) the agreement for the Northeast territory expires in September 2014, (iv) the agreement for the Bajio territory expires in May 2015, and (v) the agreement for the Southeast territory expires in June 2013. Our bottler agreements with The Coca-Cola Company will expire for our territories in other countries as follows:  Argentina in September 2014; Brazil in April 2014; Colombia in June 2014; Venezuela in August 2016; Guatemala in March 2015; Costa Rica in September 2017; Nicaragua in May 2016; and Panama in November 2014.  All of our bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement.  In addition, these agreements generally may be terminated in the case of material breach.  See “Item 4. Information on the Company—Bottler Agreements.”  Termination would prevent us from selling Coca-Cola  trademark beverages in the affected territory and would have an adverse effect on our business, financial conditions, results from operations and prospects.

The Coca-Cola Company and FEMSA have substantial influence on the conduct of our business, which may result in us taking actions contrary to the interests of our remaining shareholders.

The Coca-Cola Company and Fomento Económico Mexicano, S.A.B. de C.V., which we refer to as FEMSA, have substantial influence on the conduct of our business.  As of April 20, 2012, The Coca-Cola Company indirectly owns 29.4% of our outstanding capital stock, representing 37.0% of our capital stock with full voting rights.  The Coca-Cola Company is entitled to appoint five of our maximum of 21 directors and the vote of at least two of them is required to approve certain actions by our board of directors. As of April 20, 2012, FEMSA indirectly owns 50.0% of our outstanding capital stock, representing 63.0% of our capital stock with full voting rights.  FEMSA is entitled to appoint 13 of our maximum of 21 directors and all of our executive officers.  The Coca-Cola Company and FEMSA together, or only FEMSA in certain circumstances, have the power to determine the outcome of all actions requiring approval by our board of directors, and FEMSA and The Coca-Cola Company together, or only FEMSA in certain circumstances, have the power to determine the outcome of all actions requiring approval of our shareholders.  See “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”  The interests of The Coca-Cola Company and FEMSA may be different from the interests of our remaining shareholders, which may result in us taking actions contrary to the interests of our remaining shareholders.

We have significant transactions with affiliates, particularly The Coca-Cola Company and FEMSA, which may create the potential for conflicts of interest and could result in less favorable terms to us.

We engage in transactions with subsidiaries of both The Coca-Cola Company and FEMSA.  Our main transactions with FEMSA include supply agreements under which we purchase certain supplies and equipment, a service agreement under which a FEMSA subsidiary transports finished products from our production facilities to distribution facilities in Mexico, sales of finished products to Oxxo, a Mexican convenience store chain owned by FEMSA, a service agreement under which a FEMSA subsidiary provides administrative services to us, and sales and distribution agreements with Cervejarias Kaiser Brasil S.A., or Cervejarias Kaiser.  We continue to distribute and sell the Kaiser  beer portfolio in our Brazilian territories through the 20-year term, consistent with arrangements in place with Cervejarias Kaiser since 2006, prior to the acquisition of Cervejarias Kaiser, a subsidiary of the Heineken Group, by Cuauhtémoc Moctezuma Holding, S.A. de C.V., formerly known as FEMSA Cerveza, S.A. de C.V. or FEMSA Cerveza. On April 30, 2010, the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group closed. See “Item 4.  Information on the Company—The Company—Product and Packaging Mix—South America, excluding Venezuela (Colombia, Brazil and Argentina).”  In addition, we have entered into cooperative marketing arrangements with The Coca-Cola Company.  We are a party to a number of bottler agreements with The Coca-Cola Company.  We also have agreed to develop still beverages and waters in our territories with The Coca-Cola Company and have entered into agreements to acquire companies with The Coca-Cola Company.  See “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions.”

Our transactions with related parties may create the potential for conflicts of interest, which could result in terms less favorable to us than could be obtained from an unaffiliated third party.

Competition could adversely affect our financial performance.

The beverage industry in the territories in which we operate is highly competitive.  We face competition from other bottlers of sparkling beverages such as Pepsi  products, and from producers of low cost beverages or “B brands.”  We also compete in different beverage categories, other than sparkling beverages, such as water, juice-based beverages, teas, sport drinks and value-added dairy products.  Although competitive conditions are different in each of our territories, we compete principally in terms of price, packaging, consumer sales promotions, customer service and product innovation.  See “Item 4.  Information on the Company—The Company—Competition.”  There can be no assurances that we will be able to avoid lower pricing as a result of competitive pressure.  Lower pricing, changes made in response to competition and changes in consumer preferences may have an adverse effect on our financial performance.

Changes in consumer preference could reduce demand for some of our products.

The non-alcoholic beverage industry is rapidly evolving as a result of, among other things, changes in consumer preferences.  Specifically, consumers are becoming increasingly more aware of and concerned about environmental and health issues.  Concerns over the environmental impact of plastic may reduce the consumption of our products sold in plastic bottles or result in additional taxes that would adversely affect consumer demand.  In addition, researchers, health advocates and dietary guidelines are encouraging consumers to reduce their consumption of certain types of beverages sweetened with sugar and High Fructose Corn Syrup (“HFCS”), which could reduce demand for certain of our products.  A reduction in consumer demand would adversely affect our results from operations.

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

In addition to water, our most significant raw materials are (1) concentrate, which we acquire from affiliates of The Coca-Cola Company, (2) packaging materials and (3) sweeteners.  Prices for sparkling beverages concentrate are determined by The Coca-Cola Company as a percentage of the weighted average retail price in local currency, net of applicable taxes.  In 2005, The Coca-Cola Company decided to gradually increase concentrate prices for sparkling beverages in Brazil and Mexico. These increases were fully implemented in Brazil in 2008 and in Mexico in 2009.  However, we may experience further increases in our territories in the future.  The prices for our remaining raw materials are driven by market prices and local availability as well as the imposition of import duties and import restrictions and fluctuations in exchange rates.  We are also required to meet all of our supply needs from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to us.  Our sales prices are denominated in the local currency in each country in which we operate, while the prices of certain materials, including those used in the bottling of our products, mainly resin, ingots to make plastic bottles, finished plastic bottles, aluminum cans and HFCS, are paid in or determined with reference to the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the currency of the countries in which we operate, as was the case in 2008 and 2009.  While the U.S. dollar did not appreciate against the currency of the countries in which we operate in 2010 and most of 2011, we cannot assure you that an appreciation of the U.S. dollar with respect to such currencies will not occur in the future.  See “Item 4.  Information on the Company—The Company—Raw Materials.”

Our most significant packaging raw material costs arise from the purchase of resin and plastic ingots to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are tied to crude oil prices and global resin supply.  The average prices that we paid for resin and plastic ingots in U.S. dollars increased significantly in 2011, as compared to 2010.  We cannot provide any assurance that prices will not increase further in future periods.  Average sweetener prices, including sugar and HFCS, paid during 2011 were higher as compared to 2010 in all of the countries in which we operate.  During 2009 to 2011 international sugar prices were volatile due to various factors, including shifting demands, availability and climate issues affecting production and distribution.  Sugar prices in all of the countries in which we operate other than Brazil are subject to local regulations and other barriers to market entry that cause us to pay in excess of international market prices for sugar.  See “Item 4.  Information on the Company—The Company—Raw Materials.”  We cannot assure you that our raw material prices will not further increase in the future.  Increases in the prices of raw materials would increase our cost of goods sold and adversely affect our financial performance.

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

We are subject to regulation in each of the territories in which we operate.  The principal areas in which we are subject to regulation are environment, labor, taxation, health and antitrust.  Regulation can also affect our ability to set prices for our products.  See “Item 4.  Information on the Company—Regulation.”  The adoption of new laws or regulations or a stricter interpretation or enforcement thereof in the countries in which we operate may increase our operating costs or impose restrictions on our operations which, in turn, may adversely affect our financial condition, business and results from operations.  In particular, environmental standards are becoming more stringent in several of the countries in which we operate, and we are in the process of complying with these standards, although we cannot assure you that we will be able to meet any timelines for compliance established by the relevant regulatory authorities.  See “Item 4.  Information on the Company—Regulation—Environmental Matters.”  Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on our future results from operations or financial condition.

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which we operate.  We are currently subject to price controls in Argentina and Venezuela.  The imposition of these restrictions or voluntary price restraints in other territories may have an adverse effect on our results from operations and financial position.  See “Item 4.  Information on the Company—Regulation—Price Controls.”  We cannot assure you that governmental authorities in any country where we operate will not impose statutory price controls or that we will need to implement voluntary price restraints in the future.

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

In July 2011 the Venezuelan government passed the Ley de Costos y Precios Justos (Fair Costs and Prices Law). The purpose of this law is to establish the regulations and administrative processes necessary to maintain the price stability of, and equal access to, goods and services. The law also creates the National Ministry of Costs and Prices, whose main role is to oversee price controls and set maximum retail prices on certain consumer goods and services. Of our products, only certain of our still water beverages were affected by these regulations, which mandated to lower our sale prices as of April 2012.  Any failure to comply with this law would result in fines, temporary suspension or the closure of operations. While we are currently in compliance with this law, we cannot assure you that the Venezuelan government’s future regulation of goods and services will not result in a forced reduction of prices in other of our products, which could have a negative effect on our results of operations.

In January 2012, the Costa Rican government approved a decree which regulates the sale of food and beverages in schools. The decree came into effect in 2012.  Enforcement of this law will be gradual, from 2012 to 2014, depending on the specific characteristics of the food and beverage in question. According to the decree, the sale of specific sparkling beverages and still beverages that contain sugar, syrup or HFCS in any type of presentation in schools is prohibited. We will still be allowed to sell water and certain still beverages in schools. We cannot assure you that the Costa Rican government will not further restrict sales of other of our products in schools in the future; any such further restrictions could lead to an adverse impact on our results of operations.

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

Lower temperatures and higher rainfall may negatively impact consumer patterns, which may result in lower per capita consumption of our beverage offerings. Additionally, adverse weather conditions may affect road infrastructure in the territories in which we operate and limit our ability to sell and distribute our products, thus affecting our results from operations. As was the case in most of our territories in 2011, adverse weather conditions affected our sales in certain regions of these territories.

Risks Related to the Series L shares and the ADSs

Holders of our Series L shares have limited voting rights.

Holders of our Series L shares are entitled to vote only in certain circumstances. In general terms they may elect up to three of our maximum of 21 directors and are only entitled to vote on specific matters, including certain changes in our corporate form, mergers involving our company when our company is the merged entity or when the principal corporate purpose of the merged entity is not related to the corporate purpose of our company, the cancellation of the registration of our shares on the Mexican Stock Exchange or any other foreign stock exchange, and those matters for which the Ley de Mercado de Valores (Mexican Securities Market Law) expressly allows them to vote. As a result, Series L shareholders will not be able to influence our business or operations. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10. Additional Information—Bylaws—Voting Rights, Transfer Restrictions and Certain Minority Rights.”

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

The market value of securities of Mexican companies is, to varying degrees, influenced by economic and securities market conditions in other countries. Although economic conditions are different in each country, investors’ reaction to developments in one country can have effects on the securities of issuers in other countries, including Mexico. We cannot assure you that events elsewhere, will not adversely affect the market value of our securities.

Holders of Series L shares in the United States and holders of ADSs may not be able to participate in any capital offering and as a result may be subject to dilution of their equity interests.

Under applicable Mexican law, if we issue new shares for cash as a part of a capital increase, other than in connection with a public offering of newly issued shares or treasury stock, we are generally required to grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage.  Rights to purchase shares in these circumstances are known as preemptive rights. By law, we may not allow holders of our shares or ADSs who are located in the United States to exercise any preemptive rights in any future capital increases unless (1) we file a registration statement with the United States Securities and Exchange Commission, or SEC, with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of our shares in the form of ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

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

We are a Mexican corporation, and our Mexican operations are our single most important geographic territory.  For the year ended December 31, 2011, 35.7% of our total revenues were attributable to Mexico.  The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in the U.S. economy may affect the Mexican economy.  Prolonged periods of weak economic conditions in Mexico may have, and in the past have had, a negative effect on our company and a material adverse effect on our results from operations and financial condition.

Our business may be significantly affected by the general condition of the Mexican economy, or by the rate of inflation and interest rates in Mexico and exchange rates for the Mexican peso.  Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products.  See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”  In addition, an increase in interest rates in Mexico would increase the cost to us of variable rate, Mexican peso-denominated funding, which constituted approximately 24.5% of our total debt as of December 31, 2011, and have an adverse effect on our financial position.  See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Depreciation of the Mexican peso relative to the U.S. dollar could adversely affect our financial condition and results from operations.

Depreciation of the Mexican peso relative to the U.S. dollar increases the cost to us of some of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars and thereby may negatively affect our results from operations, financial position and shareholders’ equity.  Significant fluctuation of the Mexican peso relative to the U.S. dollar occurred in the past, for example, at the end of 2008 and into 2009; and occurred again at the end of 2011, negatively affecting our results.  According to the U.S. Federal Reserve Board, the exchange rate registered a low of Ps. 9.92 to US$ 1.00 at August 5, 2008, and a high of Ps. 15.41 to US$ 1.00 at March 2, 2009 in that period.  At December 31, 2011, the exchange rate was Ps. 13.95 to U.S.$ 1.00.  At April 20, 2012, the exchange rate was Ps. 13.12 to US$ 1.00.  See “Item 3.  Key Information—Exchange Rate Information” and “Item 11.  Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Rate Risk.”

We selectively hedge our exposure to the U.S. dollar with respect to the Mexican peso and other currencies, our U.S. dollar-denominated debt obligations, and recently, the purchase of certain U.S. dollar-denominated raw materials.  A severe depreciation of the Mexican peso or any currency of the countries in which we operate, may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated indebtedness or obligations in other currencies. While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange rate policies in the future.  Currency fluctuations may have an adverse effect on our results from operations, financial condition and cash flows in future periods.

Political events in Mexico could adversely affect our operations.

Mexican political events may significantly affect our operations.  Mexico’s next president to be elected in July 2012 may implement significant changes in laws, public policy and/or regulations that could affect Mexico’s political and economic situation, which could adversely affect our business.  We cannot assure you that we will continue to operate under the same policies applicable to us after the Mexican federal elections in 2012.

Political events in Mexico, including events related to Mexico’s 2012 federal elections for a new President and Congress, may significantly affect Mexican economic policy and, consequently, our operations.  Political disagreements between the executive and the legislative branches could result in deadlock and prevent the timely implementation of political and economic reforms, which in turn could have a material adverse effect on Mexican economic policy.  The political environment involving Mexico’s 2012 federal elections or otherwise, could have a negative effect on the Mexican economy, which in turn could result in an adverse effect on our business.  We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results from operations.

Economic and political conditions in the other Latin American countries in which we operate may increasingly adversely affect our business.

In addition to Mexico, we conduct operations in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina.  Total revenues and income from our combined non-Mexican operations increased as a percentage of our consolidated total revenues and income from operations from 47.4% and 32.4%, respectively, in 2006, to 64.3% and 62.0%, respectively, in 2011.  As a consequence, our results have been increasingly affected by the economic and political conditions in the countries, other than Mexico, where we conduct operations.

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

Venezuelan political events may affect our operations.  The political uncertainty involving Venezuela’s October 2012 elections or otherwise could have a negative effect on the Venezuelan economy, which in turn could result in an adverse effect on our business.  We cannot provide any assurances that political developments in Venezuela, over which we have no control, will not have an adverse effect on our business, financial condition or results from operations.

Depreciation of the local currencies of the countries in which we operate against the U.S. dollar may increase our operating costs.  We have also operated under exchange controls in Venezuela since 2003 that limit our ability to remit dividends abroad or make payments other than in local currencies and that may increase the real price paid for raw materials and services purchased in local currency.  In January 2010, the Venezuelan government announced a devaluation of its official exchange rate and the establishment of a multiple exchange rate system which was set at 2.60 bolivars to US$ 1.00 for high priority categories and 4.30 bolivars to US$ 1.00 for non-priority categories, and which recognized the existence of other exchange rates in which the government will intervene. In December 2010, the Venezuelan government announced its decision to implement a new singular fixed exchange rate of 4.30 bolivars to US$ 1.00, which resulted in a devaluation of the bolivar against the U.S. dollar.  For further information, please see Note 3 to our consolidated financial statements.  Future changes in the Venezuelan exchange control regime, and future currency devaluations or the imposition of exchange controls in any of the countries in which we have operations could have an adverse effect on our financial position and results from operations.

In addition, presidential elections were held in November 2011 in each of Guatemala and Nicaragua.   The elections in Guatemala led to the election of a new President and political party (the Patriotic Party (Partido Patriota)).  The elections in Nicaragua led to the reelection of José Daniel Ortega Saavedra, a member of the Sandinista National Liberation Front (Partido Frente Sandinista de Liberación Nacional).  We cannot assure you that the elected presidents will continue to apply the same policies that have been applied to us in the past.

We cannot assure you those political or social developments in any of the countries in which we have operations, over which we have no control, will not have a corresponding adverse effect on the economic situation and on our business, financial condition or results from operations.

Item 4.  Information on the Company

THE COMPANY

Overview

We are the largest franchise bottler of Coca-Cola trademark beverages in the world.  We operate in territories in the following countries:

•         Mexico – a substantial portion of central Mexico (including Mexico City and the states of Michoacán and Guanajuato) and the southeast and northeast of Mexico (including the Gulf region).

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

•         Argentina – Buenos Aires and surrounding areas.

Our company was organized on October 30, 1991 as a sociedad anónima de capital variable (a variable capital stock corporation) under the laws of Mexico with duration of 99 years.  On December 5, 2006, as required by amendments to the Mexican Securities Market Law, we became a sociedad anónima bursátil de capital variable (a listed variable capital stock corporation).  Our legal name is Coca-Cola FEMSA, S.A.B. de C.V.  Our principal executive offices are located at Guillermo González Camarena No. 600, Col. Centro de Ciudad Santa Fe, Delegación Álvaro Obregón, México, D.F., 01210, México.  Our telephone number at this location is (52-55) 5081-5100.  Our website is www.coca-colafemsa.com.

The following is an overview of our operations by reporting segment in 2011.

Operations by Reporting Segment—Overview
Year Ended December 31, 2011(1)

	Total Revenues	Percentage of Total Revenues	Income from Operations	Percentage of Income from Operations
Mexico and Central America(2)	52,196	41.9%	8,906	44.2%
South America (excluding Venezuela)(3)	52,408	42.0%	7,943	39.4%
Venezuela	20,111	16.1%	3,303	16.4%
Consolidated	124,715	100.0%	20,152	100.0%

(1)       Expressed in millions of Mexican pesos, except for percentages.

(2)      Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama. Includes results of Grupo Tampico from October 2011 and Grupo CIMSA from December 2011.

(3)      Includes Colombia, Brazil and Argentina.

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

In May 2003, we acquired Panamerican Beverages, or Panamco, and began producing and distributing Coca-Cola trademark beverages in additional territories in the central and the gulf regions of Mexico and in Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories.  As a result of the acquisition, the interest of The Coca-Cola Company in the capital stock of our company increased from 30.0% to 39.6%.

During August 2004, we conducted a rights offering to allow existing holders of our Series L shares and ADSs to acquire newly-issued Series L shares in the form of Series L shares and ADSs, respectively, at the same price per share at which FEMSA and The Coca-Cola Company subscribed in connection with the Panamco acquisition.  In March 2006, our shareholders approved the non-cancellation of the 98,684,857 Series L shares (equivalent to approximately 9.87 million ADSs, or over one-third of the issued Series L shares at the time) that were not subscribed for in the rights offering which were available for subscription at a price of no less than US$ 2.216 per share or its equivalent in Mexican currency.

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

In November 2007, Administración, S.A.P.I. de C.V., or Administración, a Mexican company owned directly or indirectly by us and The Coca-Cola Company, acquired 100% of the shares of capital stock of Jugos del Valle.  The business of Jugos del Valle in the United States was acquired and sold by The Coca-Cola Company.  Subsequently, we and The Coca-Cola Company and all Mexican and Brazilian Coca-Cola  bottlers entered into a joint business for the Mexican and the Brazilian operations, respectively, of Jugos del Valle, through transactions completed during 2008.  Taking into account the participations held by Grupo Tampico and Grupo CIMSA, we currently hold an interest of 24.0% in the Mexican joint business and approximately 19.7% in the Brazilian joint businesses.  Jugos del Valle sells fruit juice-based beverages and fruit derivatives.

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

In July 2008, we acquired the Agua De Los Angeles jug water business in the Valley of Mexico (Mexico City and surrounding areas) from Grupo Embotellador CIMSA, S.A. de C.V., at the time one of the Coca-Cola  bottling franchises in Mexico, for a purchase price of US$ 18.3 million.  The trademarks remain with The Coca-Cola Company.  We subsequently merged Agua De Los Angeles into our jug water business under the Ciel  brand.

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

In August 2010, we acquired from The Coca-Cola Company along with other Brazilian Coca-Cola  bottlers the business operations of the Matte Leao tea brand.  As of April 20,  2012, we have a 19.4% indirect interest in the Matte Leao business in Brazil.

In March 2011, we acquired with The Coca-Cola Company, through Compañía Panameña de Bebidas S.A.P.I. de C.V., Grupo Industrias Lacteas (also known as Estrella Azul), a Panamanian conglomerate that participates in the dairy and juice-based beverage categories in Panama.  We will continue to develop this business with The Coca-Cola Company.

In October 2011, we closed our merger with Administradora Acciones del Noreste S.A.P.I. de C.V. (“Grupo Tampico”), one of the largest family-owned Coca-Cola bottlers calculated by sales volume in Mexico. This franchise territory operates in the states of Tamaulipas, San Luis Potosí, and Veracruz, as well as in parts of the states of Hidalgo, Puebla and Queretaro and sold 155.7 million unit cases of beverages in 2011. The aggregate enterprise value of this transaction was Ps. 9,300 million and a total of 63.5 million new KOF Series L shares were issued in connection with this transaction. We began to consolidate Grupo Tampico in our financial statements as of October 2011.

In December 2011, we closed our merger with Corporación de los Angeles, S.A. de C.V. and its shareholders (“Grupo CIMSA”), a Mexican family-owned Coca-Cola bottler with operations mainly in the states of Morelos and Mexico, as well as in parts of the states of Guerrero and Michoacán. This franchise territory sold 154.8 million unit cases of beverages in 2011. The aggregate enterprise value of this transaction was Ps. 11,000 million and a total of 75.4 million new KOF Series L shares were issued in connection with this transaction. We began to consolidate Grupo CIMSA in our financial statements as of December 2011.  As part of our merger with Grupo CIMSA we also acquired a 13.2% equity interest in Promotora Industria Azucarera S.A de C.V. (“Piasa”).

Recent Mergers and Acquisitions

On December 15, 2011, the Company entered into an agreement to merge the beverage division of Grupo Fomento Queretano S.A.P.I. de C.V. (“Grupo Fomento Queretano”) into the Company. Grupo Fomento Queretano’s beverage division operates mainly in the state of Queretaro, as well as in parts of the states of Mexico, Hidalgo and Guanajuato. The merger agreement was approved by both Coca-Cola FEMSA’s and Grupo Fomento Queretano’s boards of directors and is subject to the approval of the Comisión Federal de Competencia (the Mexican Antitrust Commission or CFC), and the shareholder’s meetings of both companies. The transaction will involve the issuance of approximately 45.1 million of the company’s newly issued series L shares, and in addition the company will assume Ps. 1,221 million in net debt. This transaction is expected to be completed in second quarter of 2012.

In February 2012, we entered into a 12-month exclusivity agreement with The Coca-Cola Company to evaluate the potential acquisition of a controlling ownership stake in the bottling operations owned by The Coca-Cola Company in the Philippines. We remain in the process of evaluating this potential acquisition.

Capital Stock

As of April 20, 2012, FEMSA indirectly owned Series A Shares equal to 50.0% of our capital stock (63.0% of our capital stock with full voting rights).  As of April 20, 2012, The Coca-Cola Company indirectly owned Series D shares equal to 29.4% of the capital stock of our company (37.0% of our capital stock with full voting rights).  Series L shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the New York Stock Exchange, constitute the remaining 20.6% of our capital stock.1

Business Strategy

In August 2011, we restructured our operations under only two new divisions: Mexico & Central America and South America, creating a more flexible structure to execute our strategies and extend our track record of growth.  Previously, we managed our business under three divisions—Mexico, Latincentro, and Mercosur. With this new business structure, we aligned our business strategies more efficiently, ensuring a faster introduction of new products and categories, and a more rapid and effective design and deployment of commercial models. See “Introduction—Business Divisions.”

We operate with a large geographic footprint in Latin America, in two divisions:

•         Mexico and Central America (covering certain territories in Mexico, Guatemala, Nicaragua, Costa Rica and Panama); and

•         South America (covering certain territories in Colombia, Brazil, Venezuela and Argentina).

One of our goals is to maximize growth and profitability to create value for our shareholders.  Our efforts to achieve this goal are based on:  (1) transforming our commercial models to focus on our customers’ value potential and using a value-based segmentation approach to capture the industry’s value potential, (2) implementing multi-segmentation strategies in our major markets to target distinct market clusters divided by consumption occasion, competitive intensity and socioeconomic levels; (3) implementing well-planned product, packaging and pricing strategies through different distribution channels; (4) driving product innovation along our different product categories; (5) developing new businesses and distribution channels, and (6) achieving the full operating potential of our commercial models and processes to drive operational efficiencies throughout our company.  To achieve these goals, we intend to continue to focus our efforts on, among other initiatives, the following:

•         working with The Coca-Cola Company to develop a business model to continue exploring and participating in new lines of beverages, extending existing product lines and effectively advertising and marketing our products;

•         developing and expanding our still beverage portfolio through innovation, strategic acquisitions and by entering into agreements to acquire companies with The Coca-Cola Company;

•         expanding our bottled water strategy, with The Coca-Cola Company through innovation and selective acquisitions to maximize profitability across our market territories;

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

•         committing to building a multi-cultural collaborative team, from top to bottom; and

•         broadening our geographic footprint through organic growth and strategic joint ventures, mergers and acquisitions.

We seek to increase per capita consumption of our products in the territories in which we operate.  To that end, our marketing teams continuously develop sales strategies tailored to the different characteristics of our various territories and distribution channels.  We continue to develop our product portfolio to better meet market demand and maintain our overall profitability.  To stimulate and respond to consumer demand, we continue to introduce new categories, products and presentations.  See “—Product and Packaging Mix.”  In addition, because we view our relationship with The Coca-Cola Company as integral to our business, we use market information systems and strategies developed with The Coca-Cola Company to improve our business and marketing strategies.  See “Item 4. Information on the Company—The Company—Description of Property, Plant and Equipment.”

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

Sustainable development is an integral part of our strategic framework for business growth.  We base our efforts on five core areas which include: (i) Ethics and Corporate Values, which defines our commitment to acting, defining and organizing ourselves with our corporate values and culture; (ii) Quality of Life in the Company, which encourages the integral development of our employees and their families; (iii) Health and Wellness, to promote an attitude of health, self-care, nutrition and physical activity, both within and outside the company; (iv) Community Engagement, to develop education and learning projects that improve the quality of life in the communities where we operate; and (v) Environmental Care, to establish guidelines that result in actions to minimize the impact that our operations might have on the environment and create a broader awareness of caring for our environment.

Our Territories

The following map shows our territories, giving estimates in each case of the population to which we offer products, the number of retailers of our beverages and the per capita consumption of our beverages as of December 31, 2011:

Per capita consumption data for a territory is determined by dividing total beverage sales volume within the territory (in bottles, cans, and fountain containers) by the estimated population within such territory, and is expressed on the basis of the number of eight-ounce servings of our products consumed annually per capita.  In evaluating the development of local volume sales in our territories and to determine product potential, we and The Coca-Cola Company measure, among other factors, the per capita consumption of all our beverages.

Our Products

We produce, market and distribute Coca-Cola  trademark beverages The Coca-Cola  trademark beverages include:  sparkling beverages (colas and flavored sparkling beverages), waters, and still beverages (including juice drinks, coffee, teas and isotonic).  The following table sets forth our main brands as of December 31, 2011:

Colas:	Mexico and Central America(1)	South America(2)	Venezuela
Coca-Cola	a	a	a
Coca-Cola Light	a	a	a
Coca-Cola Zero	a	a

Flavored sparkling beverages:	Mexico and Central America(1)	South America(2)	Venezuela
Chinotto			a
Crush		a
Fanta	a	a
Fresca	a
Frescolita	a		a
Hit			a
Kist	a
Kuat		a
Lift	a
Mundet	a
Quatro		a
Simba		a
Sprite	a	a
Schweppes	a	a	a

Water:	Mexico and Central America(1)	South America(2)	Venezuela
Alpina	a
Aquarius(3)		a
Brisa		a
Ciel	a
Crystal		a
Manantial		a
Nevada			a

Other Categories:	Mexico and Central America(1)	South America(2)	Venezuela
Cepita		a
Hi-C(4)	a	a
Jugos del Valle(5)	a	a	a
Nestea(6)	a		a
Powerade(7)	a	a	a
Matte Leao(8)		a
Valle Frut(9)	a	a	a
Estrella Azul(10)	a
Hugo(11) Del Prado(12)	a	a

(1)            Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama

(2)            Includes Colombia, Brazil and Argentina

(3)            Flavored water.  In Brazil, also flavored sparkling beverage

(4)            Juice-based beverage. Includes Hi-C Orangeade in Argentina

(5)            Juice based beverage

(6)            Nestea will no longer be a product licensed by The Coca-Cola Company in our territories as of May 2012 and will be replaced with Fuze Tea.

(7)            Isotonic

(8)            Ready to drink tea

(9)            Orangeade. Includes Fresh in Costa Rica, Nicaragua, Panama, Colombia and Venezuela

(10)          Milk and value-added dairy and juices

(11)          Milk and juice blend

(12)          Juice-based beverages

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

	Sales Volume Year Ended December 31,
	2011	2010	2009
	(millions of unit cases)

Mexico and Central America
Mexico(1)	1,366.5	1,242.3	1,227.2
Central America(2)	144.3	137.0	135.8
South America (excluding Venezuela)
Colombia(3)	252.1	244.3	232.2
Brazil(4)	485.3	475.6	424.1
Argentina	210.7	189.3	184.1
Venezuela	189.8	211.0	225.2
Combined Volume	2,648.7	2,499.5	2,428.6

(1)   Includes results of Grupo Tampico from October 2011 and Grupo CIMSA from December 2011.

(2)   Includes Guatemala, Nicaragua, Costa Rica and Panama.

(3)   As of June 2009, includes sales from the Brisa bottled water business.

(4)   Excludes beer sales volume.  As of the first quarter of 2010, we began to distribute certain ready to drink products under the Matte Leao brand.

Product and Packaging Mix

Out of the more than 120 brands and line extensions of beverages that we sell and distribute, our most important brand, Coca-Cola, together with its line extensions, Coca-Cola Light and Coca-Cola Zero, accounted for 61.6% of total sales volume in 2011.  Our next largest brands, Ciel (a water brand from Mexico), Fanta  (and its line extensions), Sprite  (and its line extensions) and ValleFrut  (and its line extensions), accounted for 10.4%, 5.1%, 2.7% and 2.2%, respectively, of total sales volume in 2011.  We use the term line extensions to refer to the different flavors in which we offer our brands.  We produce, market and distribute Coca-Cola  trademark beverages in each of our territories in containers authorized by The Coca‑Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles mainly made of polyethylene terephthalate, which we refer to as PET.

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

The characteristics of our territories are very diverse.  Central Mexico and our territories in Argentina are densely populated and have a large number of competing beverage brands as compared to the rest of our territories.  Our territories in Brazil are densely populated but have lower per capita consumption of beverage products as compared to Mexico.  Portions of southern Mexico, Central America and Colombia are large and mountainous areas with lower population density, lower per capita income and lower per capita consumption of beverages.  In Venezuela, we face operational disruptions from time to time, which may have an effect on our volumes sold, and consequently, may result in lower per capita consumption.

The following discussion analyzes our product and packaging mix by reporting segment.  The volume data presented is for the years 2011, 2010, and 2009.

Mexico and Central America.  Our product portfolio consists of Coca-Cola  trademark beverages.  In 2008, as part of our efforts to strengthen our multi-category beverage portfolio, we incorporated the Jugos del Valle line of juice based beverages in Mexico and subsequently in Central America.  Per capita consumption of our beverage products in Mexico and Central America was 632 and 179 eight-ounce servings, respectively, in 2011.

The following table highlights historical sales volume and mix in Mexico and Central America for our products:

	Year Ended December 31,
	2011	2010	2009
Total Sales Volume(1)	(millions of unit cases)
Total	1,510.8	1,379.3	1,363.0
% Growth	9.5%	1.2%	6.3%
Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	74.9%	75.2%	74.7%
Water(2)	19.7	19.4	20.2
Still beverages	5.4	5.4	5.1
Total	100.0%	100.0%	100.0%

(1)   Includes results from the operations of Grupo Tampico from October 2011 and from Grupo CIMSA from December 2011.
(2)   Includes bulk water volumes.

In 2011, multiple serving presentations represented 67.6% of total sparkling beverages sales volume in Mexico, remaining flat as compared to 2010 and 55.7% of total sparkling beverages sales volume in Central America, a 60 basis points decrease compared to 2010.  Our strategy is to foster consumption in single serving presentations while maintaining multiple serving volumes.  In 2011, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 31.7% in Mexico, a 130 basis points increase compared to 2010; and 31.7% in Central America, a 150 basis points decrease compared to 2010.

In 2011, our sparkling beverages decreased as a percentage of our total sales volume from 75.2% in 2010 to 74.9% in 2011, mainly due to the integration of Grupo Tampico and Grupo CIMSA in Mexico, which have a higher mix of water in their portfolios.

In 2011, our most popular sparkling beverage presentations in Mexico were the 2.5-liter returnable plastic bottle, the 3.0-liter non-returnable plastic bottle and the 0.6-liter non‑returnable plastic bottle (the 20-ounce bottle that is also popular in the United States), which together accounted for 56.8% of total sparkling beverage sales volume in Mexico.

Total sales volume reached 1,510.8 million unit cases in 2011, an increase of 9.5% compared to 1,379.3 million unit cases in 2010.  The integration of Grupo Tampico and Grupo CIMSA in Mexico contributed 48.9 million unit cases in 2011of which 63.0% were sparkling beverages, 5.2% bottled water, 27.4% bulk water and 4.4% still beverages. Excluding the integration of these territories, volume grew 6.0% to 1,461.8 million unit cases. Organically sparkling beverages sales volume increased 6.0% as compared to 2010, contributing more than 70% of incremental volumes.  The bottled water category, including bulk water, grew 5.6%, accounting for more than 15% of incremental volumes. The still beverage category increased 7.5%, representing the remainder of incremental volumes.

South America (Excluding Venezuela).  Our product portfolio in South America consists mainly of Coca-Cola  trademark beverages and the Kaiser  beer brands in Brazil, which we sell and distribute. In 2008, as part of our efforts to strengthen our multi-category beverage portfolio, we incorporated the Jugos del Valle line of juice-based beverages in Colombia. This line of beverages was relaunched in Brazil in 2009 as well. The acquisition of Brisa in 2009 helped us to become the leader, calculated by sales volume, in the water market in Colombia. In 2010, we incorporated ready to drink beverages under the Matte Leao brand in Brazil.  During 2011, as part of our continuous effort to develop non-carbonated beverages, we launched Cepita  in non-returnable PET bottles and Hi-C, an orangeade, both in Argentina. Since 2009, as part of our efforts to foster sparkling beverage per capita consumption in Brazil, we re-launched a 2.0-liter returnable plastic bottle for the Coca-Cola  brand and introduced two single-serve 0.25-liter presentations. During 2011, these presentations contributed significantly to incremental volumes in Brazil.  Per capita consumption of our beverages in Colombia, Brazil and Argentina was 129, 261 and 395 eight-ounce servings, respectively, in 2011.  The following table highlights historical total sales volume and sales volume mix in South America (excluding Venezuela), not including beer:

	Year Ended December 31,
	2011	2010	2009
Total Sales Volume	(millions of unit cases)
Total	948.1	909.2	840.4
% Growth	4.3%	11.2%	8.4%
Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	85.9%	85.5%	87.2%
Water(1)	9.2	10.1	8.8
Still beverages	4.9	4.4	4.0
Total	100.0%	100.0%	100.0%

(1)           Includes bulk water volume.

Total sales volume was 948.1 million unit cases in 2011, an increase of 4.3% compared to 909.2 million unit cases in 2010. Growth in sparkling beverages, mainly driven by sales of the Coca-Cola  brand in both Argentina and Colombia, and the Fanta and Schweppes brands in Brazil, accounted for the majority of the growth during the year. Growth in still beverages, mainly driven by the Jugos del Valle line of products in Brazil and the Cepita  juice brand and Hi-C  orangeade in Argentina, represented the balance of incremental volumes. These increases compensated for a decrease in volume in our water portfolio, including bulk water, mainly driven by the reduction in volume of the Brisa  brand in Colombia.

In 2011, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 39.6% in Colombia, a 240 basis points decrease compared to 2010; 27.8% in Argentina, a decrease of 70 basis points and 15.8% in Brazil, a 100 basis points increase compared to 2010.  In 2011, multiple serving presentations represented 62.1%, 71.3% and 85.0% of total sparkling beverages sales volume in Colombia, Brazil and Argentina, respectively.

We continue to distribute and sell the Kaiser  beer portfolio in our Brazilian territories through the 20-year term, consistent with the arrangements in place with Cervejarias Kaiser, a subsidiary of the Heineken Group, since 2006, prior to the acquisition of Cervejarias Kaiser by Cuauhtémoc Moctezuma Holding, S.A. de C.V., formerly known as FEMSA Cerveza.  Beginning in the second quarter of 2005, we ceased including beer that we distribute in Brazil in our reported sales volumes.  On April 30, 2010, the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group closed.

Venezuela.  Our product portfolio in Venezuela consists of Coca-Cola  trademark beverages.  Per capita consumption of our beverages in Venezuela during 2011 was 150 eight-ounce servings.

The following table highlights historical total sales volume and sales volume mix in Venezuela:

	Year Ended December 31,
	2011	2010	2009
Total Sales Volume	(millions of unit cases)
Total	189.8	211.0	225.2
% Growth	(10.0%)	(6.3%)	9.0%
Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	91.7%	91.3%	91.7%
Water(1)	5.4	6.5	5.7
Still beverages	2.9	2.2	2.6
Total	100.0%	100.0%	100.0%

(1)           Includes bulk water volume.

We have implemented a product portfolio rationalization strategy that allows us to minimize the impact of certain operating disruptions that have been recurrent in Venezuela over the last several years.  During 2011, we faced a 26 day strike at one of our Venezuelan production and distribution facilities and a difficult economic environment that prevented us from growing sales volume of our products.  As a result our sparkling beverage volume decreased by 9.6%.

In 2011, multiple serving presentations represented 78.4% of total sparkling beverages sales volume in Venezuela, an 80 basis points increase compared to 2010.  In 2011, returnable presentations represented 8.0% of total sparkling beverages sales volume in Venezuela, a 40 basis points increase compared to 2010. Total sales volume was 189.8 million unit cases in 2011, a decrease of 10.0% compared to 211.0 million unit cases in 2010

Seasonality

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

Marketing

Our Company, in conjunction with The Coca-Cola Company, has developed a marketing strategy to promote the sale and consumption of our products.  We rely extensively on advertising, sales promotions and retailer support programs to target the particular preferences of our consumers.  Our consolidated marketing expenses in 2011, net of contributions by The Coca-Cola Company, were Ps. 4,508 million.  The Coca-Cola Company contributed an additional Ps. 2,561 million in 2011, which mainly includes contributions for coolers, bottles and cases.  Through the use of advanced information technology, we have collected customer and consumer information that allow us to tailor our marketing strategies to target different types of customers located in each of our territories and to meet the specific needs of the various markets we serve.

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

Client Value Management.  We have been transforming our commercial models to focus on our customers’ value potential using a value-based segmentation approach to capture the industry’s potential.  We started the rollout of this new model in our Mexico, Central America, Colombia and Brazil operations in 2009 and have covered close to 90% of our total volumes as of the end of 2011.

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

Product Sales and Distribution

The following table provides an overview of our distribution centers and the retailers to which we sell our products:

Product Distribution Summary

as of December 31, 2011

	Mexico and Central America(1)	South America(2)	Venezuela
Distribution centers	152	65	32
Retailers (3)	863,409	663,678	209,597

(1)     Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)     Includes Colombia, Brazil and Argentina.

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

As part of the pre-sale system, sales personnel also provide merchandising services during retailer visits, which we believe enhance the shopper experience at the point of sale.  We believe that an adequate number of service visits to retailers and frequency of deliveries are essential elements in an effective selling and distribution system for our products.

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

Brazil.    In Brazil, we sold 21.1% of our total sales volume through supermarkets in 2011.  Also in Brazil, the delivery of our finished products to customers is completed by a third party, while we maintain control over the selling function.  In designated zones in Brazil, third-party distributors purchase our products at a discount from the wholesale price and resell the products to retailers.

Territories other than Mexico and Brazil.  We distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors.  In most of our territories, an important part of our total sales volume is sold through small retailers, with low supermarket penetration.

Competition

Although we believe that our products enjoy wider recognition and greater consumer loyalty than those of our principal competitors, the markets in the territories in which we operate are highly competitive.  Our principal competitors are local Pepsi  bottlers and other bottlers and distributors of national and regional beverage brands.  We face increased competition in many of our territories from producers of low price beverages, commonly referred to as “B brands.”  A number of our competitors in Central America, Venezuela, Brazil and Argentina offer beer in addition to sparkling beverages, still beverages, and water, which may enable them to achieve distribution efficiencies.

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

Mexico and Central America.  Our principal competitors in Mexico are bottlers of Pepsi  products, whose territories overlap but are not co-extensive with our own.  We compete with a joint venture recently formed by Grupo Embotelladores Unidos, S.A.B. de C.V., the former Pepsi  bottler in central and southeast Mexico, a subsidiary of PepsiCo, and Empresas Polar, S.A., the leading beer distributor and Pepsi  bottler in Venezuela.  Our main competition in the juice category in Mexico is Grupo Jumex.  In the water category, Bonafont, a water brand owned by Group Danone, is our main competition.  In addition, we compete with Cadbury Schweppes in sparkling beverages and with other national and regional brands in our Mexican territories, as well as low-price producers, such as Big Cola and Consorcio AGA, S.A. de C.V., that offer various presentations of sparkling and still beverages.

In the countries that comprise our Central America region, our main competitors are Pepsi  and Big Cola bottlers.  In Guatemala and Nicaragua, we compete with a joint venture between AmBev and The Central American Bottler Corporation.  In Costa Rica, our principal competitor is Florida Bebidas S.A., subsidiary of Florida Ice and Farm Co..  In Panama, our main competitor is Cervecería Nacional, S.A.  We also face competition from “B brands” offering multiple serving size presentations in some Central American countries.

South America (excluding Venezuela).  Our principal competitor in Colombia is Postobón, a well-established local bottler that sells flavored sparkling beverages, some of which have a wide consumption preference, such as manzana Postobón (apple Postobón), which is the second most popular flavor in the Colombian sparkling beverage industry in terms of total sales volume.  Postobón also sells Pepsi  products.  Postobón is a vertically integrated producer, the owners of which hold other significant commercial interests in Colombia.  We also compete with low-price producers, such as the producers of Big Cola, which principally offer multiple serving size presentations in the sparkling and still beverage industry.

In Brazil, we compete against AmBev, a Brazilian company with a portfolio of brands that includes Pepsi, local brands with flavors such as guaraná, and proprietary beer brands.  We also compete against “B brands” or “Tubainas,” which are small, local producers of low‑cost flavored sparkling beverages in multiple serving presentations that represent a significant portion of the sparkling beverage market.

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

In addition to concentrate, we purchase sweeteners, carbon dioxide, resin and ingots to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for most of our beverages. Our bottler agreements provide that, with respect to Coca-Cola trademark beverages, these materials may be purchased only from suppliers approved by The Coca-Cola Company, including affiliates of FEMSA. Prices for packaging materials and HFCS historically have been determined with reference to the U.S. dollar, although the local currency equivalent in a particular country is subject to price volatility in accordance with changes in exchange rates. Our most significant packaging raw material costs arise from the purchase of resin, plastic ingots to make plastic bottles and finished plastic bottles, which we obtain from international and local producers. The prices of these materials are tied to crude oil prices and global resin supply. In recent years we have experienced volatility in the prices we pay for these materials. Across our territories, our average price for resin in U.S. dollars increased approximately 30% in 2011 as compared to 2010.

Under our agreements with The Coca-Cola Company, we may use raw or refined sugar or HFCS as sweeteners in our products. Sugar prices in all of the countries in which we operate, other than Brazil, are subject to local regulations and other barriers to market entry that cause us to pay in excess of international market prices for sugar in certain countries. In recent years, international sugar prices experienced significant volatility.

None of the materials or supplies that we use is presently in short supply, although the supply of specific materials could be adversely affected by strikes, weather conditions, governmental controls or national emergency situations.

Mexico and Central America.  In Mexico, we purchase our returnable plastic bottles from Graham Packaging México, S.A. de C.V., known as Graham, which is the exclusive supplier of returnable plastic bottles to The Coca-Cola Company and its bottlers in Mexico. We mainly purchase resin from Indorama Ventures Polymers México, S. de R.L. de C.V. (formerly Arteva Specialties, S. de R.L. de C.V.), M. & G. Polímeros México S.A. de C.V. and DAK Resinas Americas Mexico S.A. de C.V., which ALPLA México S.A. de C.V., known as ALPLA, and Envases Innovativos de México S.A. de C.V. manufacture into non-returnable plastic bottles for us.

We purchase all of our cans from Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a cooperative of Coca-Cola  bottlers, in which, as of April 20, 2012, we hold a 25.0% equity interest.  We mainly purchase our glass bottles from Compañía Vidriera, S.A. de C.V., known as VITRO, and Glass & Silice, S.A. de C.V., (formerly Vidriera de Chihuahua, S.A. de C.V., or VICHISA), a wholly-owned subsidiary of  Cuauhtémoc Moctezuma Holding, S.A. de C.V. (formerly FEMSA Cerveza), currently a wholly-owned subsidiary of the Heineken Group.

We purchase sugar from, among other suppliers, Piasa and Beta San Miguel, S.A. de C.V., or Beta San Miguel, both sugar cane producers in which, as of April 20, 2012, we hold an approximate 13.2% and 2.5% equity interest, respectively. We purchase HFCS from CP Ingredientes, S.A. de C.V. and Almidones Mexicanos, S.A. de C.V., known as Almex.

Imported sugar is subject to import duties, the amount of which is set by the Mexican government. As a result, sugar prices in Mexico are in excess of international market prices for sugar, and in 2011, were 47% higher on average in Mexico. In 2011,  sugar prices increased approximately 29% as compared to 2010.

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

South America (excluding Venezuela).  In Colombia, we use sugar as a sweetener in most of our products, which we buy from several domestic sources.  During 2011, we started to use HFCS as an alternative sweetener for our products. We purchase HFCS from Archer Daniels Midland Company. We purchase plastic bottles from Amcor and Tapón Corona de Colombia S.A. We purchase all our glass bottles from Peldar O-I and cans from Crown, both suppliers in which Grupo Ardila Lulle, owners of our competitor Postobón, own a minority equity interest.  Glass bottles and cans are available only from these local sources.

Sugar is available in Brazil at local market prices, which historically have been similar to international prices.  Sugar prices in Brazil in recent periods have been volatile, mainly due to the increased demand for sugar cane for production of alternative fuels, and our average acquisition cost for sugar in 2011  increased approximately 30% as compared to 2010.  See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.”  We purchase glass bottles, plastic bottles and cans from several domestic and international suppliers.

In Argentina, we mainly use HFCS that we purchase from several different local suppliers as a sweetener in our products instead of sugar.  We purchase glass bottles, plastic cases and other raw materials from several domestic sources.  We purchase pre-formed plastic ingots, as well as returnable plastic bottles, at competitive prices from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil, and other local suppliers.  We also acquire pre-formed plastic ingots from ALPLA Avellaneda S.A. and other suppliers.  We produce our own can presentations, aseptic packaging and hot filled products for distribution of our products to our  customers in Buenos Aires.

Venezuela.  We use sugar as a sweetener in all of our products, which we purchase mainly from the local market.  Since 2003, from time to time, we have experienced a sugar shortage due to lower domestic production and the inability of the predominant sugar importers to obtain permission to import in a timely manner.   While sugar distribution to the food and beverages industry and to retailers is controlled by the government, we did not experience any disruptions during 2011 with respect to acces to sufficient sugar supply. However, we cannot assure you that we will not experience disruptions in our ability to meet our sugar requirements in the future should the Venezuelan government impose restrictive measures in the future. We buy glass bottles from one local supplier, Productos de Vidrio, S.A., but there are alternative suppliers authorized by The Coca-Cola Company. We acquire most of our plastic non-returnable bottles from ALPLA de Venezuela, S.A. and all of our aluminum cans from a local producer, Dominguez Continental, C.A.

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

Price Controls

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which we operate. Currently, there are no price controls on our products in any of the territories in which we have operations, except for (i) Argentina, where authorities directly supervise certain products sold through supermarkets to control inflation; and (ii) Venezuela, where the government has recently imposed price controls on certain products including still bottled water. See “Item 3. Key Information—Risk Factors—Regulatory developments may adversely affect our business.”

Taxation of Sparkling Beverages

All the countries in which we operate, except for Panama, impose a value-added tax on the sale of sparkling beverages, with a rate of 16% in Mexico, 12% in Guatemala, 15% in Nicaragua, 13% in Costa Rica, 16% in Colombia (applied only to the first sale in the supply chain), 12% in Venezuela, 17% (Mato Grosso do Sul) and 18% (São Paulo and Minas Gerais) in Brazil, and 21% in Argentina.  In addition, several of the countries in which we operate impose the following excise or other taxes:

•         Guatemala imposes an excise tax of 0.18 cents in local currency (Ps. 0.3221 as of December 31, 2011) per liter of sparkling beverage.

•         Costa Rica imposes a specific tax on non-alcoholic bottled beverages based on the combination of packaging and flavor, currently assessed at 15.50 colones (Ps. 0.4180 as of December 31, 2011) per 250 ml, and an excise tax on local brands of 5%, foreign brands of 10% and mixers of 14%.

•         Nicaragua imposes a 9% tax on consumption, and municipalities impose a 1% tax on our Nicaraguan gross income.

•         Panama imposes a 5% tax based on the cost of goods produced.  Panama also imposes a 10% selective consumption tax on syrups, powders and concentrate.

•         Brazil imposes an average production tax of approximately 4.9% and an average sales tax of approximately 9.6%, both assessed by the federal government.  Most of these taxes are fixed, based on average retail prices in each state where the company operates (VAT) or fixed by the federal government (excise and sales tax).

•         Argentina imposes an excise tax on sparkling beverages containing less than 5% lemon juice or less than 10% fruit juice of 8.7%, and an excise tax on flavored sparkling beverages with 10% or more fruit juice and on sparkling water of 4.2%, although this excise tax is not applicable to certain of our products.

Water Supply Law

In Mexico, we obtain water directly from municipal utility companies and pump water from our own wells pursuant to concessions obtained from the Mexican government on a plant-by-plant basis.  Water use in Mexico is regulated primarily by the Ley de Aguas Nacionales de 1992 (the 1992 Water Law), which was amended in 2004, and regulations issued thereunder, which created the Comisión Nacional del Agua (the National Water Commission).  The National Water Commission is in charge of overseeing the national system of water use.  Under the 1992 Water Law, as amended, concessions for the use of a specific volume of ground or surface water generally run from five to fifty-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request concession terms be extended before the expiration of the same. The Mexican government is authorized to reduce the volume of ground or surface water granted for use by a concession by whatever volume of water is not used by the concessionaire for two consecutive years. However, because the current concessions for each of our plants in Mexico do not match each plant’s projected needs for water in future years, we successfully negotiated with the Mexican government the right to transfer the unused volume under concessions from certain plants to other plants anticipating greater water usage in the future.  Our concessions may be terminated if, among other things, we use more water than permitted or we fail to pay required concession-related fees and do not cure such situations in a timely manner.  Although we have not undertaken independent studies to confirm the sufficiency of the existing or future groundwater supply, we believe that our existing concessions satisfy our current water requirements in Mexico.

In Argentina, a state water company provides water to our Alcorta plant on a limited basis; however, we believe the authorized amount meets our requirements for this plant.  In our Monte Grande plant in Argentina, we pump water from our own wells, in accordance with Law 25.688.

In Brazil, we buy water directly from municipal utility companies and we also capture water from underground sources, wells, or surface sources (i.e. rivers), pursuant to concessions granted by the Brazilian government for each plant.  According to the Brazilian Constitution, water is considered an asset of common use and can only be exploited for the national interest by Brazilians or companies formed under Brazilian law.  Concessionaires and users have the responsibility for any damage to the environment.  The exploitation and use of water is regulated by the Código de Mineração (Code of Mining, Decree Law No. 227/67), the Código de Águas Minerais (Mineral Water Code, Decree Law No. 7841/45), the National Water Resources Policy (Law No. 9433 / 97) and by regulations issued thereunder.  The companies that exploit water are supervised by the Departamento Nacional de Produção Mineiral – DNPM (National Department of Mineral Production) and the National Water Agency in connection with federal health agencies, as well as state and municipal authorities.  In the Jundiaí and Belo Horizonte plants, we do not exploit mineral water.  In the Mogi das Cruzes and Campo Grande plants, we have all the necessary permits for the exploitation of mineral water.

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

In Nicaragua, the use of water is regulated by the Ley General de Aguas Nacionales (National Water Law), and we obtain water directly from our own wells.  In Costa Rica, the use of water is regulated by the Ley de Aguas (Water Law).  In both of these countries, we own and exploit our own water wells granted to us through governmental concessions.  In Guatemala, no license or permits are required to exploit water from the private wells in our own plants.  In Panama, we acquire water from a state water company, and the use of water is regulated by the Reglamento de Uso de Aguas de Panamá (Panama Use of Water Regulation).  In Venezuela, we use private wells in addition to water provided by the municipalities, and we have taken the appropriate actions, including actions to comply with water regulations, to have water supply available from these sources, regulated by the Ley de Aguas (Water Law).

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

In addition, we are subject to the 1992 Water Law, as amended, enforced by the Mexican National Water Commission. The 1992 Water Law, as amended, provides that plants located in Mexico that use deep water wells to supply their water requirements must pay a fee to the local governments for the discharge of residual waste water to drainage. Pursuant to this law, certain local authorities test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by the Mexican National Water Commission; in case of non-compliance with the law, penalties may be imposed, including closures. All of our bottler plants located in Mexico have met these standards. In addition, our plants in Apizaco and San Cristóbal are certified with ISO 14001. See “—Description of Property, Plant and Equipment.”

In our Mexican operations, we established a partnership with The Coca-Cola Company and ALPLA, a supplier of plastic bottles to us in Mexico, to create Industria Mexicana de Reciclaje (IMER), a PET recycling facility located in Toluca, Mexico.  This facility started operations in 2005 and has a recycling capacity of approximately 25,000 metric tons per year from which 15,000 metric tons can be re-used in PET bottles for food packaging purposes.  We have also continued contributing funds to a nationwide recycling company, ECOCE, or Ecología y Compromiso Empresarial (Environmentally Committed Companies).  In addition, our plants located in Toluca, Reyes, Cuautitlán, Apizaco, San Cristobal, Morelia, Ixtacomitan, Coatepec, Poza Rica and Cuernavaca have received a Certificado de Industria Limpia (Certificate of Clean Industry).

As part of our environmental protection and sustainability strategies, in December 2009, we, jointly with strategic partners, entered into a wind energy supply agreement with a Mexican subsidiary of the Spanish wind farm developer, GAMESA Energía, S.A., or GAMESA, to supply green energy to our bottling facility in Toluca, Mexico, owned by our subsidiary, Propimex, S. de R.L. de C.V., or Propimex, and to some of our suppliers of PET bottles.  The wind farm, which is located in La Ventosa, Oaxaca, is expected to generate approximately 100 thousand megawatt hours annually.  The energy supply services began in April 2010 and, during 2010, provided us with approximately 45 thousand megawatt hours.  In 2010, GAMESA sold its interest in the Mexican subsidiary that owned the above mentioned wind farm to Iberdrola Renovables México, S.A. de C.V.

Additionally, several of our subsidiaries have entered into 20-year wind power supply agreements with Energía Alterna Istmeña, S. de R.L. de C.V. and Energía Eólica Mareña, S.A. de C.V. (together, the Mareña Renovables Wind Power Farm) to receive electrical energy for use at our production and distribution facilities throughout Mexico.    The Mareña Renovables Wind Farm will be located in the state of Oaxaca and we expect that  it will begin operations in 2013.

Our Central American operations are subject to several federal and state laws and regulations relating to the protection of the environment, which have been enacted in the last ten years, as awareness has increased in this region about the protection of the environment and the disposal of hazardous and toxic materials, as well as water usage.  In some countries in Central America we are in the process of bringing our operations into compliance with new environmental laws on the timeline established by the relevant regulatory authorities.  Our Costa Rica and Panama operations have participated in a joint effort along with the local division of The Coca-Cola Company, Misión Planeta (Mission Planet), for the collection and recycling of non-returnable plastic bottles.

Our Colombian operations are subject to several Colombian federal, state and municipal laws and regulations related to the protection of the environment and the disposal of treated water and toxic and hazardous materials.  These laws include the control of atmospheric emissions, noise emissions, disposal of treated water and strict limitations on the use of chlorofluorocarbons.  For our plants in Colombia, we have obtained the Certificación Ambiental Fase IV (Phase IV Environmental Certificate) demonstrating our compliance at the highest level with relevant Colombian regulations. We are also engaged in nationwide campaigns for the collection and recycling of glass and plastic bottles as well as reforestation programs.  In 2011, jointly with the FEMSA Foundation, we were awarded with the “Western Hemisphere Corporate Citizenship Award” for the social responsibility programs we carried out to respond to the extreme weather experienced in Colombia in 2010 and 2011, known locally as the “winter emergency.” In addition, we also obtained the ISO 9001, ISO-22000 and PAS 220 for our plants located in Medellin, Cali, Bogota, Barranquilla, Bucaramanga and La Calera, as recognition for the highest quality in our production processes.

Our Venezuelan operations are subject to several Venezuelan federal, state and municipal laws and regulations related to the protection of the environment.  The most relevant of these laws are the Ley Orgánica del Ambiente (the Organic Environmental Law), the Ley Sobre Sustancias, Materiales y Desechos Peligrosos (the Substance, Material and Dangerous Waste Law), the Ley Penal del Ambiente (the Criminal Environmental Law) and the Ley de Aguas (the Water Law).  Since the enactment of the Organic Environmental Law in 1995, our Venezuelan subsidiary has presented the proper authorities with plans to bring our production facilities and distribution centers into compliance with applicable laws, which mainly consist of building or expanding the capacity of water treatment plants in our bottling facilities.  Even though we have had to adjust some of the originally proposed timelines due to construction delays, in 2009, we completed the construction and received all the required permits to operate a new water treatment plant in our bottling facility located in the city of Barcelona.  At the end of 2011, we concluded the construction of a new water treatment plant in our bottling plant in the city of Valencia, which will start operations in February 2012.   During 2011, we also commenced construction of a new water treatment plant in our Antimano bottling plant in Caracas, which construction is expected to conclude during the second quarter of 2012. We are also concluding the process of obtaining the necessary authorizations and licenses before we can begin the construction and expansion of our current water treatment plant in our bottling facility in Maracaibo.  In December 2011 we obtained ISO 14000 certification for all of our plants in Venezuela.

In addition, in December 2010, the Venezuelan government approved the Ley Integral de Gestión de la Basura (Comprehensive Waste Management Law), which will regulate solid waste management and which may be applicable to manufacturers of products for mass consumption.  The full scope of this law has not yet been established.

Our Brazilian operations are subject to several federal, state and municipal laws and regulations related to the protection of the environment.  Among the most relevant laws and regulations are those dealing with the emission of toxic and hazardous gases and disposal of wastewater and solid waste, soil contamination by hazardous chemicals, which impose penalties, such as fines, facility closures or criminal charges depending upon the level of non-compliance.

Our production plant located in Jundiaí has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by the law.  The plant has been certified for (i) ISO 9001 since 1993; (ii) ISO 14001 since March 1997; (iii) norm OHSAS 18001 since 2005; (iv) ISO 22000 since 2007; and (v) PAS: 96 since 2010.  In Brazil it is also necessary to obtain concessions from the government to cast drainage.  Our plants in Brazil have been granted this concession, except Mogi das Cruzes, where we have timely begun the process of obtaining one.  In December, 2010 we increased the capacity of the water treatment plant in our Jundiaí facility.

In Brazil, a municipal regulation of the City of São Paulo, implemented pursuant to Law 13.316/2002, came into effect in May 2008.  This regulation requires us to collect for recycling a specified annual percentage of plastic bottles made from PET sold in the City of São Paulo; such percentage increases each year.  As of May 2009, we were required to collect for recycling 50% of the PET bottles sold in the City of São Paulo, as of May 2010, we were required to collect 75%, and as of May 2011, we were required to collect 90%.  Currently, we are not able to collect the entire required volume of PET bottles we sell in the City of São Paulo for recycling.  If we do not meet the requirements of this regulation, which we believe to be more onerous than those imposed by the countries with the highest recycling standards, we could be fined and be subject to other sanctions, such as the suspension of operations in any of our plants and/or distribution centers located in the City of São Paulo.  In May 2008, we and other bottlers in the City of São Paulo, through the Associação Brasileira das Indústrias de Refrigerantes e de Bebidas Não-alcoólicas (Brazilian Soft Drink and Non-Alcoholic Beverage Association, or ABIR), filed a motion requesting a court to overturn this regulation due to the impossibility of compliance.  In addition, in November 2009, in response to a municipal authority request for us to demonstrate the destination of the PET bottles sold in São Paulo, we filed a motion presenting all of our recycling programs and requesting a more practical timeline to comply with the requirements of the law.  In October 2010 the municipal authority of São Paulo levied a fine on our Brazilian operating subsidiary of 250,000 Brazilian reais (approximately Ps. 1,750,000 as of December 31, 2010) on the grounds that the report submitted by our Brazilian operating subsidiary did not comply with the 75% proper disposal requirement for the period from May 2008 to May 2010.  We filed an appeal against this fine. We are currently awaiting resolution of both matters.

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

In July 2011 the Venezuelan government passed the Ley de Costos y Precios Justos (Fair Costs and Prices Law). The purpose of this law is to establish the regulations and administrative processes necessary to maintain the price stability of, and equal access to, goods and services. The law also creates the National Ministry of Costs and Prices, whose main role is to oversee price controls and set maximum retail prices on certain consumer goods and services. Of our products, only certain of our still water beverages were affected by these regulations, which mandated to lower our sale prices as of April 2012.  Any failure to comply with this law would result in fines, temporary suspension or the closure of operations. While we are currently in compliance with this law, we cannot assure you that the Venezuelan government’s future regulation of goods and services will not result in a forced reduction of prices in other of our products, which could have a negative effect on our results of operations.

In January 2012, the Costa Rican government approved a decree which regulates the sale of food and beverages in schools. The decree came into effect in 2012.  Enforcement of this law will be gradual, from 2012 to 2014, depending on the specific characteristics of the food and beverage in question. According to the decree, the sale of specific sparkling beverages and still beverages that contain sugar, syrup or HFCS in any type of presentation in schools is prohibited. We will still be allowed to sell water and certain still beverages in schools. We cannot assure you that the Costa Rican government will not further restrict sales of other of our products in schools in the future; any such further restrictions could lead to an adverse impact on our results of operations.

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

The bottler agreements include an acknowledgment by us that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola trademark beverages and of the secret formulas with which The Coca-Cola Company’s concentrates are made.  Subject to our exclusive right to distribute Coca-Cola trademark beverages in our territories, The Coca-Cola Company reserves the right to import and export Coca-Cola trademark beverages to and from each of our territories.  Our bottler agreements do not contain restrictions on The Coca-Cola Company’s ability to set the price of concentrates charged to our subsidiaries and do not impose minimum marketing obligations on The Coca-Cola Company.  The prices at which we purchase concentrates under the bottler agreements may vary materially from the prices we have historically paid.  However, under our bylaws and the shareholders agreement among certain subsidiaries of The Coca-Cola Company and certain subsidiaries of FEMSA, an adverse action by The Coca-Cola Company under any of the bottler agreements may result in a suspension of certain voting rights of the directors appointed by The Coca-Cola Company.  This provides us with limited protection against The Coca-Cola Company’s ability to raise concentrate prices to the extent that such increase is deemed detrimental to us pursuant to such shareholder agreement and our bylaws.  See “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”

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

The Coca-Cola Company contributed a significant portion of our total marketing expenses in our territories during 2011and has reiterated its intention to continue providing such support as part of our cooperation framework.  Although we believe that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so.  Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided.  See “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement” and “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”

We have separate bottler agreements with The Coca-Cola Company for each of the territories in which we operate, on substantially the same terms and conditions.  These bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement.

As of December 31, 2011, we had seven bottler agreements in Mexico, with each one corresponding to a different territory: (i) the agreements for Mexico´s Valley territory expires in June 2013 andApril 2016, (ii) the agreements for the Central territory expires in May 2015 and July 2016, (iii) the agreement for the Northeast territory expires in September 2014, (iv) the agreement for the Bajio territory expires in May 2015, and (v) the agreement for the Southeast territory expires in June 2013. Our bottler agreements with The Coca-Cola Company will expire for our territories in other countries as follows:  Argentina in September 2014; Brazil in April 2014; Colombia in June 2014; Venezuela in August 2016; Guatemala in March 2015; Costa Rica in September 2017; Nicaragua in May 2016; and Panama in November 2014.

The bottler agreements are subject to termination by The Coca-Cola Company in the event of default by us.  The default provisions include limitations on the change in ownership or control of our company and the assignment or transfer of the bottler agreements and are designed to preclude any person not acceptable to The Coca-Cola Company from obtaining an assignment of a bottler agreement or from acquiring our company independently of other rights set forth in the shareholders’ agreement.  These provisions may prevent changes in our principal shareholders, including mergers or acquisitions involving sales or dispositions of our capital stock, which will involve an effective change of control, without the consent of The Coca-Cola Company.  See “Item 7.  Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”

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

See “Item 5.  Operating and Financial Review and Prospects—Capital Expenditures.”

As of December 31, 2011, we owned 35 bottling plants company-wide.  By country, we have fourteen bottling facilities in Mexico, five in Central America, six in Colombia, four in Venezuela, four in Brazil and two in Argentina.

As of December 31, 2011, we operated 249 distribution centers, approximately 51% of which were in our Mexican territories.  We own more than 86% of these distribution centers and lease the remainder.  See “—The Company—Product Sales and Distribution.”

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

The table below summarizes by country principal use, installed capacity and percentage utilization of our production facilities:

Country	Bottling Facility Summary As of December 31, 2011 Installed Capacity (thousands of unit cases)	% Utilization(1)
Mexico	1,897,760	70%
Guatemala	34,544	80%
Nicaragua	65,475	58%
Costa Rica	84,238	54%
Panama	40,754	64%
Colombia	531,046	47%
Venezuela	296,052	63%
Brazil	650,356	68%
Argentina	316,040	66%

(1)     Annualized rate.

The table below summarizes by country plant location and facility area of our production facilities:

Bottling Facility by Location
As of December 31, 2011

Country	Plant	Facility Area (thousands of sq. meters)
Mexico	San Cristóbal de las Casas, Chiapas	45
	Cuautitlán, Estado de México	35
	Los Reyes la Paz, Estado de México	50
	Toluca, Estado de México	242
	León, Guanajuato	124
	Morelia, Michoacán	50
	Ixtacomitán, Tabasco	117
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	142
	La Pureza Altamira, Tamaulipas	300
	Poza Rica, Veracruz	42
	Pacífico, Estado de México	89
	Cuernavaca, Morelos	37
	Toluca, Estado de México	41
Guatemala	Guatemala City	47
Nicaragua	Managua	54
Costa Rica	Calle Blancos (San José)	52
	Coronado (San José)	14
Panama	Panama City	29
Colombia	Barranquilla	37
	Bogotá	105
	Bucaramanga	26
	Cali	76
	Manantial	67
	Medellín	47
Venezuela	Antímano	15
	Barcelona	141
	Maracaibo	68
	Valencia	100
Brazil	Campo Grande	36
	Jundiaí	191
	Mogi das Cruzes	119
	Belo Horizonte	73
Argentina	Alcorta	73
	Monte Grande (Buenos Aires)	32

SIGNIFICANT SUBSIDIARIES

The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2011:

Name of Company	Jurisdiction of Incorporation	Percentage Owned	Description
Propimex, S. de R.L. de C.V.(1)	Mexico	100.0%	Manufacturer of bottles and distributor of bottled beverages.
Controladora Interamericana de Bebidas, S.A. de C.V.	Mexico	100.0%	Holding company of manufacturers and distributors of beverages.
Spal Industria Brasileira de Bebidas, S.A.	Brazil	97.9%	Manufacturer of cans and related products for bottling beverages and distributor of bottled beverages.
Coca-Cola FEMSA de Venezuela S.A. (formerly, Panamco Venezuela, S.A. de C.V.)	Venezuela	100.0%	Manufacturer of bottles and related products for bottling beverages and distributor of bottled beverages.

(1)     On March 2, 2012, Propimex, S.A. de C.V. was converted into Propimex, S. de R.L. de C.V. (a limited liability company).

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

Effects of Changes in Economic Conditions.  Our results from operations are affected by changes in economic conditions in Mexico and in the other countries in which we operate.  For the years ended December 31, 2011, 2010, and 2009, 35.7%, 37.5%, and 35.8%, respectively, of our total revenues were attributable to Mexico.  In addition to Mexico, we also conduct operations in Central America, Colombia, Venezuela, Brazil and Argentina.

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

Recent Developments

As previously announced by the CNBV, commencing in 2012, all Mexican public companies must report their financial information in accordance with IFRS.  Since 2006, the Consejo Mexicano para la Investigación y Desarollo de Normas de Información Financiera (Mexican Board of Research and Development of Financial Reporting Standards) has been modifying Mexican FRS in order to ensure their convergeance with IFRS.  As required, starting on January 1, 2012, we are reporting our financial information in accordance with IFRS on a comparable basis.

On December 15, 2011, the Company entered into an agreement to merge the beverage division of Grupo Fomento Queretano into the Company. Grupo Fomento Queretano’s beverage division operates mainly in the state of Queretaro, as well as in parts of the states of Mexico, Hidalgo and Guanajuato. The merger agreement was approved by both Coca-Cola FEMSA’s and Grupo Fomento Queretano’s boards of directors and is subject to the approval of the Mexican Antitrust Commission, and the shareholder’s meetings of both companies. The transaction will involve the issuance of approximately 45.1 million of the company’s newly issued series L shares, and in addition the company will assume Ps. 1,221 in net debt. This transaction is expected to be completed in second quarter of 2012.

In February 2012, our Board of Directors proposed an ordinary dividend of Ps. 2.77 per share outstanding on the payment date, which, at the time of filing, is ancipated to be May 30, 2012. This dividend was approved at the Annual Shareholders’ meeting on March 20, 2012.

In February 2012, we entered into a 12-month exclusivity agreement with The Coca-Cola Company to evaluate the potential acquisition of a controlling ownership stake in the bottling operations owned by The Coca-Cola Company in the Philippines. We remain in the process of evaluating this potential acquisition.

On March 29, 2012, we issued a press release containing Non-Audit Financial Results for the year 2011 prepared in accordance with Mexican FRS and translated to IFRS for comparison purposes.

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

Returnable and Non-Returnable Bottles and Cases.   The Company has two types of bottles; returnable and non-returnable.

•          Non returnable: Are recorded in the results of operations at the time of product sale; and

•          Returnable: Are classified as long-lived assets as a component of property, plant and equipment.

Returnable bottles are recorded at acquisition cost for countries with inflationary economy then restated applying inflation factors as of the balance sheet date, according to NIF B-10. There are two types of returnable bottles:

•          Those that are in the Company’s control within its facilities, plants and distribution centers; and

•          Those that have been placed in the hands of customers, but still belong to the Company.

Depreciation of returnable bottles is computed using the straight-line method over acquisition cost. The Company estimates depreciation rates considering their estimated useful lives.

Returnable bottles that have been placed in the hands of customers are subject to an agreement with a retailer pursuant to which the Company retains ownership. These bottles are monitored by sales personnel during periodic visits to retailers and the Company has the right to charge any breakage identified to the retailer. Bottles that are not subject to such agreements are expensed when placed in the hands of retailers.

The Company’s returnable bottles in the market and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is depreciated according to their useful lives.

Property, Plant and Equipment and Other Assets.  We depreciate property, plant and equipment and other assets over their useful lives.  The estimated useful lives represent the period we expect the assets to remain in service and to generate revenues. Where an item of Property Plant and Equipment comprises major components having different useful lives, they are accounted and depreciated for as a separate item (major components) of Property Plant and Equipment.We base our estimates on the experience of our technical personnel.  Depreciation is computed using the straight-line method.

Valuation of Intangible Assets.  Our intangible assets mainly consist of rights to produce and distribute Coca-Cola  trademark products in our territories, recognized at their fair value at the date of acquisition, in accordance with Mexican FRS.  Intangible assets with indefinite life also includes good will. We separate intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which we expect to receive the benefits.

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

Historically, our bottler agreements have been automatically renewed, and we have not experienced any termination of our bottler agreements. All of our bottler agreements provide for automatic renewal at no cost and without any change in their terms and conditions. We also do not believe that any law or regulation could oppose or otherwise adversely affect the renewal of such agreements.

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

In accordance with Mexican FRS, actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expenses and recorded obligations in such future periods.  While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our labor obligations and our future expense.

The following table is a summary of the three key assumptions used in determining 2011 annual labor cost, along with the impact on pension cost of a 1% change in each assumed rate:

Assumption	2011 real rates for inflationary countries(1)	2011 nominal rates for noninflationary countries(1)	Impact of 1% change (millions)(2)
Annual discount rate	1.5% - 2.2%	5.5% - 9.7%	+ Ps. (208)
- Ps. 304
Salary increase	1.0% - 1.5%	4.0% - 6.5%	+ Ps. 217
- Ps. 144
Estimated return on plan assets	0.5%(3)	7.0% - 9.7%(3)	+ Ps. 30

(1)     Calculated using a measurement date of December 2011.

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

Mexican Financial Reporting Standards.

      a) NIF B-5 “Financial Information by Segment”

In 2011, the Company adopted NIF B-5 “Financial Information by Segment”, which superseded Bulletin B-5. NIF B-5 establishes that an operating segment shall meet the following criteria: i) the segment engages in business activities from which it earns, or is in the process of obtaining revenues, and incurs related costs and expenses; ii) the operating results are reviewed regularly by the entity’s primary decision maker; and iii) specific financial information is available. NIF B-5 also requires disclosure of operating segments subject to reporting, including details of earnings, assets and liabilities, reconciliations, information about products and services, and geographical areas. This pronouncement was applied retrospectively for comparative purposes, although it had no impact, on the key segment indicators already disclosed in Note 25.

      b)    NIF B-9 “Interim Financial Reporting”

The Company adopted NIF B-9 “Interim Financial Reporting”, which prescribes the content to be included in a complete or condensed set of financial statements for an interim period. The adoption of NIF B-9 did not impact the Company’s annual financial statements.

      c) NIF C-4 “Inventories”

                In 2011, the Company adopted NIF C-4 “Inventories”, which replaces Mexican accounting Bulletin C-4, Inventories. NIF C-4 does not allow the use of direct costs as the inventory valuation method nor does it allow the use of the LIFO cost method. NIF C-4 establishes that inventories must be valued at the lower of acquisition cost or net realizable value. This standard also establishes that advances to suppliers for the acquisition of merchandise must be classified as inventories provided the risks and benefits of the inventories are transferred to the Company. The application  of this standard did not impact the actual inventory valuation of the Company. NIF C-4 was applied retrospectively causing a reclassification between “advances to suppliers” and “inventory balances” reported as of December 31, 2010 of Ps. 123 million. Similar reclassifications were made in the 2010 and 2009 consolidated statement of cash flows.

      d) NIF C-5 “Prepaid Expenses”

                In 2011, the Company adopted NIF C-5 “Prepaid Expenses”, which replaced Mexican accounting Bulletin C-5, Prepaid Expenses. This standard establishes that the main characteristic of prepaid expenses is that they do not result in the transfer to the entity of the benefits and risks inherent to the goods or services to be received. Consequently, prepaid expenses must be recognized in the balance sheet as either current or non-current assets, depending on the item´s classification in the statement of financial position. Moreover, NIF C-5 establishes that prepaid expenses made for goods or services whose inherent benefits and risks have already been transferred to the entity must be carried to the appropriate caption. The accounting changes resulting from the adoption of this standard were recognized retrospectively, causing a reclassification between “other current assets” (see Note 8) and “other assets” (see Note 12). This standard also resulted in reclassifications to prepaid expenses of Ps. 349 million which were reclassified from “inventories” of Ps. 123 million, and property, plant, and equipment of Ps. 226 million, as of December 31, 2010. Similar reclassifications were made in the 2010 and 2009 consolidated statement of cash flows.

      e) NIF C-6, “Property, Plant and Equipment”

In 2011, the Company adopted NIF C-6 “Property, Plant and Equipment”, which replaced Mexican accounting Bulletin C-6, Property, Machinery and Equipment. This new standard was effective for fiscal years beginning on or after January 1, 2011. The component of the new standard related to the segregation of property, plant and equipment into separate components for those assets with different useful lives could optionally have been deferred until 2012, although this requirement has been applied by the Company since prior years and will not impact the consolidated financial statements.

In the case of asset exchanges, NIF C-6 requires entities to determine the commercial substance of the transaction, and the depreciation of all assets must be applied against the components of the assets, and the amount to be depreciated is the cost of acquisition less the asset’s residual value. Moreover, NIF C-6 clarifies that regardless of whether the use or non-use of the asset is temporary or indefinite, it should not cease the depreciation charge. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. There are also specific disclosures for public entities such as: additions, disposals, depreciation, impairments, among others. This standard was adopted and did not impact the Company´s financial statements, except for reclassification to property, plant and equipment as of December 31, 2010 as a result of the presentation of prepaid expenses (see Note 2 d) and additional disclosures, and the incremental disclosures presented in Note 10.

f) NIF C-18, “Obligations related to retirement of property, plant and equipment”

On January 1, 2011, the Company adopted NIF C-18, which establishes the accounting treatment for the initial and subsequent recognition of a liability for legal obligations related to the retirement of property, plant and equipment recognized as a result of the acquisition, construction, development and/or normal operation of such components.

This standard also establishes that an entity must initially recognize a provision for obligations related to retirement of property, plant and equipment based on its best estimate of the disbursements required to settle the present obligation at the time it is assumed, provided a reliable estimate can be made of the amount of the obligation. The best estimate of a provision for an obligation associated with the retirement of property, plant and equipment components should be determined using the expected present value method. The adoption of NIF C-18 did not impact the Company’s financial statements.

U.S. GAAP.

There are no significant new accounting standards effective in year 2011 impacting the Company.

Implementation of IFRS.

As described in Note 28 to our audited consolidated financial statements, we have adopted IFRS for the preparation of our financial information beginning in 2012.  Pursuant to current SEC reporting requirements, foreign private issuers may provide in their SEC filings financial statements prepared in accordance with IFRS, without a reconciliation to U.S. GAAP.

The consolidated financial statements that we issue for the year ending December 31, 2012 will be our first annual financial statements prepared in accordance with IFRS.  Our IFRS transition date is January 1, 2011, and accordingly, the year ended December 31, 2011 will constitute part of the comparative period covered by IFRS 1, “First-Time Adoption of International Financial Reporting Standards” (which we refer to as IFRS 1).  We have therefore applied all mandatory exemptions and certain optional exemptions from the retrospective application of IFRS provided by IFRS 1.

We have applied the following mandatory exemptions from retrospective application of IFRS, effective as of our IFRS transition date:

Estimates

The estimates conducted by the Company under IFRS 1 as of the Transition Date are consistent with the estimates previously recorded under Mexican FRS at that same date.

Derecognition of financial assets and liabilities

At the Transition Date, the Company was required to apply the rules under IAS 39, Financial Instruments: Recognition and Measurement, and derecognize financial assets and liabilities that occurred at such date which do not comply with the classification criteria under IAS 39. However, there was no impact related to the application of this exception.

Hedge accounting

As of the transition date, the Company measured at fair value all derivative financial instruments and hedging relationships designated and documented effectively as accounting hedges as required by IAS 39, which is consistent with the treatment under Mexican FRS. As a result, there was no impact in the Company’s consolidated financial statements due to the application of this exception.

Non-controlling interest

The Company applied the requirements under IAS 27, Consolidated and Separate Financial Statements, related to non-controlling interest equity prospectively beginning on the Transition Date. There was no impact related to the application of this exception.

We have applied the following optional exemptions from retrospective application of IFRS:

Business Combinations

According to IFRS 1, an entity may elect not to apply IFRS 3 “Business Combinations” retrospectively to business combinations made prior of the transition date to IFRS. The Company adopted this exemption and did not amend its business combination accounting prior of the Transition Date. Accordingly, it did not re-measure the values determined at the previous acquisition dates, including the amount of distribution rights previously recorded.

Deemed Cost

An entity may elect to measure an item or all of property, plant and equipment at the Transition Date at its fair value and use that fair value as its deemed cost at that date. In addition, a first-time adopter may elect to use a previous GAAP’s revaluation of an item of property, plant and equipment at, or before, of the Transition Date as deemed cost at the date of the revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to: (i) fair value; or (ii) cost or depreciated cost in accordance with IFRS, adjusted to reflect changes in a general or specific price index.

The Company has presented both its property, plant, and equipment and its intangible assets at IFRS historical cost in all countries. In Venezuela, this IFRS historical cost represents actual historical cost in the year of acquisition, indexed for inflation in a hyper-inflationary economy based on the provisions of IAS 29.

Cumulative Translation Effect

A first-time adopter is neither required to recognize translation differences in other comprehensive income and accumulate these in a separate component of equity, nor on disposal of a foreign operation, to reclassify the cumulative translation difference for that foreign operation from equity to profit or loss as part of the gain or loss on disposal.

The Company applied this exemption and consequently it reclassified the accumulated translation effect recorded under Mexican FRS to retained earnings and beginning January 1, 2011, it will calculate the translation effect prospectively according to International Accounting Standard (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates.

Borrowing Costs

A first-time adopter may apply the transitional provisions set out in IAS 23 related to the effective date which shall be interpreted as January 1, 2009 or of the transition date to IFRS, whichever is later.

The Company applied the exemption set out for borrowing costs maintaining the qualifiable assets existing at the transition date and beginning January 1, 2011 it will capitalize its interest costs in accordance with IAS 23, Borrowing Costs.

Recording Effects of the Transition from Mexican FRS to IFRS

The following disclosures provide a qualitative description of the most significant expected effects of the transition to IFRS determined as of the date of the issuance of these consolidated financial statements:

Inflation Effects

For the purposes of Mexican FRS B-10, the effects of inflation on financial information must be recognized when the economic environment of the entity is inflationary, that is, when cumulative inflation of the three preceding years is equal to or larger than the 26%. On the other hand, IAS 29 considers an economy as hyper-inflationary when the cumulative inflation over three years approaches or exceeds 100% among other indicators. The last hyperinflationary period for Mexico was 1997, for Brazil was in 1997 prior to the Company’s acquisition of its Brazilian operations, and for Argentina was 1994. Accordingly, the Company has eliminated previously recorded inflationary effects in Mexico for the period 1998 through 2007. For foreign subsidiaries, the accumulated inflation from the acquisition date was eliminated (except in the case of Venezuela, which was deemed a hyperinflationary economy) from the date the Company began to consolidate them.

Employee Benefits

According to Mexican FRS D-3, a severance provision and the corresponding expenditure must be recognized as the entity intends to terminate the employment relationship before the retirement date, or intends to pay benefits as a result of an offer made to employees to encourage a voluntary termination. For IFRS purposes, this provision is recorded pursuant to IAS 19 (revised), Employee Benefits, when the actions of the Company has demonstrated commitment to end the relationship with the employee or a bid to encourage voluntary retirement. This action is shown with a formal plan that describes the characteristics of the termination of employment. Accordingly, at the Transition Date, the Company eliminated its severance indemnity liability against retained earnings.

The Company has also anticipated the application of IAS 19 (revised), which eliminates the use of the fluctuation band (i.e. corridor method), which tends to defer the actuarial gains/losses, and requires recording them in other comprehensive income. IAS 19 (revised) also eliminates the possibility of deferring the recognition of past services and requires recording them in operations. This resulted in the Company increasing in its liability for employee benefits against retained earnings at the Transition Date.

Bonus Program

Under Mexican FRS the Company recognizes its bonus program plan offered to certain key executives as a defined contribution plan, according to Mexican FRS D-3, Employee benefits. Meanwhile IFRS considers this bonus program plan, shall be recorded under the principles set forth IFRS 2, Sharebased  Payments.

The Company recorded its bonus program plan according to IFRS 2 Share-based Payment. The most significant difference for changing the accounting treatment is related to the period during which a compensation expense is recognized, under Mexican FRS D-3 the total amount of the share is recorded in the period in which it was granted, while in IFRS 2 it shall be recognized in the gains or losses during the period the employee vests rights related to such awards. In recording the adoption of IFRS 2, the Company applied transitional provisions whereby it did not record vested amounts prior to the Transition Date.

Deferred income Tax

The IFRS adjustments recognized by the Company had an impact on the calculation of deferred income taxes according to the requirements established by IAS 12, Income Taxes.

Retained Earnings

All the adjustments arising from the Company’s conversion to IFRS as of the Transition Date were recorded in retained earnings.

Other differences in presentation and disclosures in the financial statements

Generally, IFRS disclosure requirements are more extensive than those of NIF, which will result in increased disclosures about accounting policies, significant judgments and estimates, financial instruments and management risks, among others. In addition, there may be differences in presentation.

There are other differences between Mexican FRS and IFRS, however, the Company considers differences mentioned above describe the significant effects identified as of the Transition Date.

The effects of the foregoing are as follows, as of the January 2011 Transition Date:

	Mexican FRS		IFRS Transition Effects		Preliminary IFRS
Current assets	Ps.	26,436	Ps.	(38)	Ps.	26,398
Non-current assets		87,625		(10,523)		77,102
Total assets	Ps.	114,061		(10,561)		103,500

Current liabilities	Ps.	17,646	Ps.	6	Ps.	17,652
Non-current liabilities		22,534		(1,871)		20,663
Total liabilities		40,180		(1,865)		38,315
Total equity	Ps.	73,881	Ps.	(8,696)	Ps.	65,185

The above IFRS figures should be construed as “preliminary IFRS” as the Company will be adopting IFRS as of December 31, 2012 based on the IFRS that are outstanding and in-force as of that date. The information presented above has been prepared based on the IFRS that the Company believes will be effective at December 31, 2012, or issued and early adopted by the Company at the date of preparation of these consolidated financial statements. The standards and interpretations that will actually be applicable to December 31, 2012, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing the consolidated financial statements. Additionally, the accounting policies selected by the Company may change as a result of changes in the economic or industry trends that are observable after the issuance of these consolidated financial statements. Accordingly, the above disclosed information is subject to change.

The information presented above, does not intend to comply with IFRS, in that under IFRS, only one set of financial statements comprising the balance sheet, comprehensive income statement, statement of changes in equity and cash flow, together with comparative information and explanatory notes, can provide a fair presentation of the financial position of the Company, the results of its operations and cash flows. Not all such information is presented above.

Results from Operations

The following table sets forth our consolidated income statement for the years ended December 31, 2011, 2010 and 2009.

	Year Ended December 31,
	2011				2010		2009
	(2011, 2010 and 2009 in millions of Mexican pesos or millions of U.S. dollars except share and per share data)
Revenues:
Net sales	US$	8,893	Ps.	124,066	Ps.	102,988	Ps.	102,229
Other operating revenues		47		649		468		538
Total revenues		8,940		124,715		103,456		102,767
Cost of goods sold		4,838		67,488		55,534		54,952
Gross profit		4,102		57,227		47,922		47,815
Operating expenses:
Administrative		372		5,184		4,449		5,308
Selling		2,285		31,891		26,394		26,672
		2,657		37,075		30,843		31,980
Income from operations		1,445		20,152		17,079		15,835
Other expenses, net		167		2,326		1,292		1,449
Comprehensive financing result:
Interest expense		124		1,736		1,748		1,895
Interest income		(43)		(601)		(285)		(286)
Foreign exchange loss		(4)		(62)		423		370
Gain on monetary position in inflationary subsidiaries		(11)		(155)		(414)		(488)
Market value loss (gain) on ineffective portion of derivative financial instruments		10		140		(244)		(118)
		76		1,058		1,228		1,373
Income before income taxes.		1,202		16,768		14,559		13,013
Income taxes		401		5,599		4,260		4,043
Consolidated net income	US$	801	Ps.	11,169	Ps.	10,299	Ps.	8,970
Controlling interest net income		761		10,615		9,800		8,523
Non-controlling interest net income		40		554		499		447
Consolidated net income	US$	801	Ps.	11,169	Ps.	10,299	Ps.	8,970

Net controlling income (U.S. dollars and Mexican pesos):
Data per share	US$	0.41	Ps.	5.69	Ps.	5.31	Ps	4.62

(1)        Translation to U.S. dollar amounts at an exchange rate of Ps. 13.95 per US$ 1.00 solely for the convenience of the reader.

Operations by Reportable Segment

The following table sets forth certain financial information for each of our reportable segments for the years ended December 31, 2011, 2010 and 2009.  See Note 25 to our consolidated financial statements for additional information by reporting segment.

	Year Ended December 31,
	2011	2010	2009
	(2011, 2010 and 2009 in millions of Mexican pesos)
Total revenues
Mexico and Central America(1)	Ps. 52,196	Ps. 45,213	Ps. 43,034
South America (excluding Venezuela)(2)	52,408	44,210	37,303
Venezuela	20,111	14,033	22,430
Gross profit
Mexico and Central America(1)	Ps. 24,775	Ps. 22,035	Ps. 21,286
South America (excluding Venezuela)(2)	22,498	19,415	16,579
Venezuela	9,954	6,472	9,950
Income from operations
Mexico and Central America(1)	Ps. 8,906	Ps. 7,714	Ps. 7,998
South America (excluding Venezuela)(2)	7,943	6,921	6,022
Venezuela	3,303	2,444	1,815

(1)     Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama. Includes results of Grupo Tampico from October 2011 and Grupo CIMSA from December 2011.

(2)     Includes Colombia, Brazil and Argentina.

Results from Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Consolidated Results from Operations

Total Revenues.   Consolidated total revenues increased 20.5% to Ps. 124,715 million in 2011, as compared to 2010, driven by double-digit total revenue growth in our South America division, including Venezuela, and the Mexico & Central America division, including the integration of Grupo Tampico and Grupo CIMSA into our Mexican operations during the fourth quarter of 2011. Excluding the integration of the newly merged territories into our Mexican operations, total revenues grew approximately 19%. On a currency neutral basis and excluding the territories of Grupo Tampico and Grupo CIMSA in Mexico, total revenues increased approximately 16%.

Total sales volume increased 6.0% to 2,648.6 million unit cases in 2011, as compared to 2010. The integration of Grupo Tampico and Grupo CIMSA into our Mexico operations in the fourth quarter of 2011 accounted for 48.9 million unit cases, of which sparkling beverages represented 63.0%, water 5.2%, bulk water 27.4% and still beverages 4.4%. Excluding this non-comparable effect, total sales volumes grew 4.0% to 2,599.7 million unit cases. The sparkling beverage category organically grew 4.0%, mainly driven by the Coca-Cola brand, which accounted for approximately 80% of incremental volumes. The still beverage category grew 10.8%, mainly driven by the performance of the Jugos del Valle line of business in Mexico, Brazil and Venezuela, and the Hi-C  orangeade and the Cepita  juice brand in Argentina, representing close to 15% of incremental volumes. Our bottled water portfolio, including bulk water, grew 1.9%, and contributed the balance.

Consolidated average price per unit case incremented 13.8%, reaching Ps. 45.38 in 2011, as compared to Ps. 39.89 in 2010. In local currency, average price per unit case increased in all of our territories mainly driven by price increases implemented during the year and higher volumes of sparkling beverages, which carry higher average price per unit case.

Gross Profit.  Our gross profit increased 19.4% to Ps. 57,227 million in 2011, as compared to 2010. Cost of goods sold increased 21.5% mainly as a result of higher sweetener and PET costs across our operations, which were partially offset by the appreciation of the average exchange rate of the Brazilian real, the Colombian peso and the Mexican peso as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 45.9% in 2011 as compared to 46.3% in 2010.

The components of cost of goods sold include raw materials (principally soft drink concentrate and sweeteners), packaging materials, depreciation costs attributable to our production facilities, wages and other employment costs associated with the labor force employed at our production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of our products in local currency net of applicable taxes. Packaging materials, mainly PET and aluminum, and HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.

Operating Expenses.   Consolidated operating expenses as a percentage of total revenues remained flat at 29.7% in 2011 as compared to 29.8% in 2010. Operating expenses in absolute terms increased 20.2%, mainly as a result of higher labor costs in Venezuela, higher labor and freight costs in Argentina and continued marketing investments designed to reinforce our presence in the marketplace, widen our cooler coverage and broaden our availability of returnable-base packaging.

Income from Operations.   Our consolidated operating income increased 18.0% to Ps. 20,152 million in 2011, as compared to 2010. Our South America division, including Venezuela, accounted for more than 60% of this growth. Our operating margin was 16.2% in 2011, as compared to 16.5% in 2010.

Other Expenses, Net.   During 2011, we recorded Ps. 2,326 million in other expenses, net. These expenses were mainly composed of employee profit sharing, the loss on sale of fixed assets and the write-off of certain non-productive assets.

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

Comprehensive financing results in 2011 recorded an expense of Ps. 1,058 million, as compared to an expense of Ps. 1,228 million in 2010, mainly due to lower net interest cost.

Income Taxes.   Income taxes increased to Ps. 5,599 million in 2011 from Ps. 4,260 million in 2010. During 2011, taxes as a percentage of income before taxes were 33.4% as compared to 29.3% in the previous year.

Controlling Interest Net Income.  Our consolidated net controlling interest income increased 8.3% to Ps. 10,615 million in 2011 as compared to 2010. Earnings per share (EPS) in 2011 were Ps. 5.69 (Ps. 56.91 per ADS) computed on the basis of 1,865.3 million shares outstanding as of December 31, 2011 (each ADS represents 10 local shares).

Consolidated Results from Operations by Reporting Segment

Mexico and Central America

Total Revenues.  Total revenues from our Mexico and Central America division increased 15.4% to Ps. 52,196 million in 2011, as compared to 2010; such growth was supported by the integration of Grupo Tampico and Grupo CIMSA in our Mexican operations during the fourth quarter of 2011. Higher volumes, including the recently integrated franchises into our Mexican operations, accounted for approximately 65% of incremental revenues during the year, and increased average price per unit case represented the balance. Average price per unit case reached Ps. 34.39, an increase of 5.2%, as compared to 2010, mainly reflecting selective price increases across our product portfolio implemented in Mexico and Central America over the year. Excluding the integration of Grupo Tampico and Grupo CIMSA in Mexico, total revenues grew approximately 12%. On a currency neutral basis and excluding the recently integrated territories into our Mexican territories, total revenues increased approximately 11%.

Total sales volume increased 9.5% to 1,510.8 million unit cases in 2011, as compared to 2010. Excluding the integration of Grupo Tampico and Grupo CIMSA in Mexico, volumes grew 6.0% to 1,461.8 million unit cases. Sparkling beverage volume organically increased 6.0%, driven by a 7% growth of the Coca-Cola  brand and a 3% increase in flavored sparkling beverages, accounting for 75% of incremental volumes. Our bottled water portfolio, including bulk water, grew 5.6%, representing more than 15% of incremental volumes. Still beverages grew 7.5% mainly driven by the Jugos del Valle line of products, Nestea  and PowerAde, contributing the balance.

Operating Income.  Gross profit increased 12.4% to Ps. 24,775 million in 2011, as compared to 2010. Cost of goods sold increased 18.3% mainly as a result of higher sweetener and PET costs, which were partially offset by the appreciation of the average exchange rate of the Mexican peso as applied to our U.S. dollar-denominated raw material costs. Gross margin decreased from 48.7% in 2010 to 47.5% in 2011.

Operating income increased 15.5% to 8,906 million in 2011, compared to Ps. 7,714 million in 2010. Operating expenses grew 10.8%. Operating leverage achieved through higher revenues, in combination with controlled operating expenses in Mexico, resulted in an operating margin of 17.1% in 2011, the same margin achieved in 2010.

South America (excluding Venezuela)

Total Revenues.   Total revenues were Ps. 52,408 million in 2011, an increase of 18.5% as compared to 2010 as a result of double-digit total revenue growth in every territory. Excluding beer, which accounted for Ps. 3,868 million during the year, revenues increased 18.6% to Ps. 48,540 million. Excluding beer, higher average prices per unit case across our operations accounted for close to 75% of incremental revenues and volume growth in every territory contributed the balance. On a currency neutral basis, total revenues increased approximately 15%.

Total sales volume in our South America division, excluding Venezuela, increased 4.3% to 948.1 million unit cases in 2011 as compared to 2010, as a result of growth in every operation. Our sparkling beverage portfolio grew 4.7%, driven by the strong performance of the Coca-Cola  brand in Argentina and Colombia, which grew 11% and 9%, respectively and a 6% growth in flavored sparkling beverages. The still beverage category grew 16.4%, mainly driven by the Jugos del Valle line of business and the Matte Leao brand in Brazil and the Cepita  juice brand and Hi-C  orangeade in Argentina. These increases compensated for a 4.8% decline in the bottled water portfolio, including bulk water.

                Operating Income.  Gross profit reached Ps. 22,498 million, an increase of 15.9% in 2011, as compared to 2010. Cost of goods sold increased 20.6% mainly driven by higher year-over-year sweetener and PET costs across these territories, which were partially compensated by the appreciation of the average exchange rate of the Brazilian real and the Colombian peso as applied to our U.S. dollar-denominated raw material costs. Gross profit reached 42.9% in 2011, as compared to 43.9% in 2010.

Our operating income increased 14.8% to Ps. 7,943 million in 2011, compared to 2010. Operating expenses increased 16.5%, mainly as a result of higher labor and freight costs in Argentina in combination with normalized marketing expenses in Colombia. Our operating margin was 15.2% in 2011, a decline of 50 basis points as compared to the same period of 2010, due to gross margin pressures.

Venezuela

Total Revenues.  Total revenues in Venezuela reached Ps. 20,111 million in 2011, an increase of 43.3% as compared to 2010, due to increased average price per unit case.  Average price per unit case was Ps. 105.84 in 2011, representing an increase of 59.4% as compared to 2010. In local currency, higher average price per unit case accounted for incremental revenues during the year.  On a currency neutral basis, our revenues in Venezuela increased by approximately 41%.

Total sales volume decreased 10.0% to 189.8 million unit cases in 2011, as compared to 211.0 million unit cases in 2010.  The sales volume in the sparkling beverage category declined 9.6%, while the bottled water category, including bulk water, declined 24.8%. Sales volume in the still beverage category increased 14.9%, due to the introduction of the del Valle Fresh  orangeade and Kapo, and partially compensated for the volume decline.

Operating Income.   Gross profit was Ps. 9,954 million in 2011, an increase of 53.8% compared to 2010. Cost of goods sold increased 34.3% mainly due to higher sweetener costs. Gross margin expanded 340 basis points to 49.5% in 2011, as compared to 46.1% in 2010.

Operating income increased 35.1% to Ps. 3,303 million in 2011 compared to the previous year. Operating expenses incremented 65.1%, principally due to higher labor costs and increased marketing and administrative expenses.  Operating margin was 16.4% in 2011, as compared to 17.4% in 2010.

Results from Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Consolidated Results from Operations

Total Revenues.   Consolidated total revenues increased 0.7% to Ps. 103,456 million in 2010, as compared to 2009, as a result of revenue growth in every operation except Venezuela, a country in which we experienced a revenue decline as a consequence of the devaluation of the Venezuelan bolivar. On a currency neutral basis and excluding the acquisition of Brisa in Colombia, our consolidated revenues for 2010 increased by approximately 15%.

Total sales volume increased 2.9% to 2,499.5 million unit cases in 2010, as compared to 2009.  The sparkling beverage category, driven by a 4% growth of the Coca-Cola brand, grew 2.6% and contributed more than 70% of incremental volumes. The still beverage category, mainly driven by the performance of the Jugos del Valle line of business across our territories, grew 11.1% and accounted for approximately 20% of incremental volumes. The consolidation of the Brisa water brand in Colombia drove a 1.6% growth in our bottled water portfolio and represented the balance. Excluding the non-comparable effect of Brisa, total sales volume increased 1.6% to reach 2,479.6 million unit cases.

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

Gross Profit.  Gross profit increased 0.2% to Ps. 47,922 million in 2010, as compared to 2009, despite the devaluation of the Venezuelan bolivar. Cost of goods sold increased 1.1% as a result of increases in the cost of sweetener across our operations, which were partially offset by the appreciation of the Brazilian real, the Colombian peso and the Mexican peso as applied to our U.S. dollar-denominated raw material costs.  Gross margin reached 46.3% for 2010, a decrease of 20 basis points as compared to 2009.

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

Income from Operations.   Our consolidated operating income increased 7.9% to Ps. 17,079 million in 2010, as compared to 2009. Our South America division, including Venezuela, accounted for 19.2% incremental operating income in 2010. These increases compensated for an operating income decline in our Mexico and Central America division. Our operating margin was 16.5% in 2010, an expansion of 110 basis points as compared to 2009.

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

Controlling Interest Net Income.  Consolidated controlling interest net income increased 15.0% to Ps. 9,800 million in 2010 as compared to 2009, mainly as a result of higher operating income. Earnings per share (EPS) in 2010 was Ps. 5.31 (Ps. 53.07 per ADS) computed on the basis of 1,846.5 million shares outstanding as of December 31, 2010 (each ADS represents 10 local shares).

Consolidated Results from Operations by Reporting Segment

Mexico and Central America

Total Revenues.  Total revenues from our Mexico and Central America division increased 5.1% to Ps. 45,213 million in 2010, as compared to 2009. Higher average price per unit case accounted for more than 75% of the incremental revenues during this period. Average price per unit case increased to Ps. 32.69, a 3.9% increase, as compared to 2009, mainly reflecting selective price increases implemented during the year, higher volumes from the Coca-Cola brand, which carries higher average prices per unit case and, to a lesser extent, higher average prices per unit case from our growing still beverage portfolio.

Total sales volume increased 1.2% to 1,379.3 million unit cases in 2010, as compared to 1,363.0 million unit cases in 2009, resulting from (i) incremental volume of the Coca-Cola brand, that grew more than 2%, (ii) an increase of  5.6% in the still beverage category, mainly driven by the Jugos del Valle product line and Nestea, our ready-to-drink tea line and (iii) a 1.8% increase in the bottled water portfolio, excluding bulk water.  These increases more than compensated for a 4.2% decline in the bulk water category.

Operating Income.  Gross profit increased 3.5% to Ps. 22,035 million in 2010, as compared to 2009. Cost of goods sold increased 6.6% mainly as a result of higher sweetener and PET costs, which were partially offset by the appreciation of the Mexican peso as applied to our U.S. dollar-denominated raw material costs. Gross margin decreased from 49.5% in 2009 to 48.7% in 2010.

Operating income decreased 3.6% to Ps. 7,714 million in 2010, compared to Ps. 7,998 million in 2009. Operating expenses grew 7.8% mainly due to continued marketing investment to support our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability. Our operating margin was 17.1% in 2010, a decrease of 150 basis points as compared to 2009.

South America (excluding Venezuela)

Total Revenues.   Total revenues increased 18.5% to Ps. 44,210 million in 2010, as compared to 2009. Excluding beer sales, which accounted for Ps. 3,285 million during 2010, total revenues increased 18.6% to Ps. 40,925 million compared to 2009. Higher average price per unit case accounted for approximately 55% of incremental revenues, excluding beer. On a currency neutral basis and excluding the integration of Brisa in Colombia, revenues for 2010 increased by approximately 16%.

Sales volume, excluding beer, increased 8.2% to 909.2 million unit cases in 2010, as compared to 2009. The sparkling beverage category grew 6.2%, mainly driven by a 7% increase in the Coca-Cola brand, accounting for more than 65% of incremental volumes. The bottled water category grew 20.4%, mainly driven by to the integration of Brisa in Colombia and volumes of Aquarius,  our flavored water brand in Argentina, contributing more than 25% of incremental volumes. The still beverage category grew 23.5%, mainly driven by the Jugos del Valle line of products in Brazil and Colombia, representing the balance.

Operating Income.  In 2010, gross profit increased 17.1% to Ps. 19,415 million, as compared to the previous year. Cost of goods sold increased 19.6%, mainly due to higher cost of sweetener in the division and higher cost of PET in Argentina, which was partially offset by the appreciation of the average exchange rate of the Brazilian real and the Colombian peso as applied to our U.S. dollar-denominated raw material cost. Gross margin reached 43.9% in 2010 as compared to 44.4% in 2009.

Operating income increased 14.9% to Ps. 6,921 million in 2010, as compared to Ps. 6,022 million in 2009. Operating expenses grew 18.3% mainly due to higher labor and freight costs in Argentina and the integration of the Brisa portfolio and the continued expansion of the Jugos del Valle line of business in Colombia. Operating margin was 15.7% in 2010, a decrease of 40 basis points as compared to 2009.

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

Total sales volume decreased 6.3% to 211.0 million unit cases in 2010, as compared to 225.2 million unit cases in 2009.  The sales volume in the sparkling beverages and still beverages categories declined 6.8% and 2.7%, respectively, while sales volume in the bottled water category, including bulk water, remained flat.

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

Our total indebtedness was Ps. 22,574 million as of December 31, 2011, as compared to Ps. 17,351 million as of December 31, 2010.  Short-term debt and long-term debt were Ps. 5,540 million and Ps. 17,034 million, respectively, as of December 31, 2011, as compared to Ps. 1,840 million and Ps. 15,511 million, respectively, as of December 31, 2010.  Total debt increased Ps. 5,223 million in 2011, compared to year end 2010. In April 2011, we issued two Mexican peso-denominated bonds, in 5-year floating rate and 10-year fixed rate tranches of Ps. 2,500 million each, priced at TIIE + 0.13% and 8.27%, respectively.  Proceeds from such issuances were used for general corporate purposes, as well as to pay down existing debt.  Net debt increased Ps. 5,096 million in 2011 mainly as a result of the assumption of debt resulting from recent mergers and dividend payments made during the year.  As of December 31, 2011, cash and cash equivalents, were Ps. 12,331 million, as compared to Ps. 12,534 million as of December 31, 2010.  As of December 31, 2011, our cash and cash equivalents were comprised of 47.0% U.S. dollars, 23.2% Mexican pesos, 13.4% Brazilian reais, 13.1% Venezuelan bolivars, 1.6% Colombian pesos and 1.0% Argentinean pesos. As of March 31, 2012, our cash and cash equivalents balance was Ps.10,993 million, including US$ 296 million denominated in U.S. dollars.  These funds, in addition to the cash generated by our operations, are sufficient to meet our operating requirements.

In January 2010, the Venezuelan government announced a devaluation of its official exchange rate and the establishment of a multiple exchange rate system which was set at 2.60 bolivars to US$ 1.00 for high priority categories and 4.30 bolivars to US$ 1.00 for non-priority categories, and which recognized the existence of other exchange rates in which the government will intervene. In December 2010, the Venezuelan government announced its decision to implement a new singular fixed exchange rate of 4.30 bolivars to US$ 1.00, which resulted in a devaluation of the bolivar against the U.S. dollar.  For further information, please see Note 3 to our consolidated financial statements.  Future changes in the Venezuelan exchange control regime, and future currency devaluations or the imposition of exchange controls in any of the countries in which we have operations could have an adverse effect on our financial position and results from operations.

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

Sources and Uses of Cash.  The following table summarizes the sources and uses of cash for the years in the periods ended December 31, 2011, 2010 and 2009, from our consolidated statements of cash flows:

Principal Sources and Uses of Cash
Years ended December 31, 2011, 2010 and 2009
(in millions of Mexican pesos)

	2011		2010		2009
Net cash flows from operating activities	Ps.	15,307	Ps.	14,350	Ps.	16,663
Net cash flows used in investing activities(1)		(14,140)		(6,845)		(8,900)
Net cash flows used in financing activities(2)		(2,206)		(2,011)		(6,029)
Dividends declared and paid		(4,366)		(2,612)		(1,344)

(1)   Includes property, plant and equipment, investment in shares and other assets.

(2)   Includes dividends declared and paid.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2011:

	Maturity
	(in millions of Mexican pesos)
	Less than 1 year	1-3 years	4 –5 years	In excess of 5 years	Total
Debt(1)
Mexican pesos	Ps. 3,067	Ps. 4,483	Ps. 2,500	Ps. 2,500	Ps. 12,550
U.S. dollars	42	209	—	6,990	7,241
Brazilian reais	5	31	20	26	82
Colombian pesos	1,230	—	—	—	1,230
Argentine pesos	968	81	—	—	1,049
Capital Leases
Mexican peso	18	—	—	—	18
Brazilian reais	4	13	—	—	17
Colombian peso	205	181	—	—	386
Interest Payments on Debt(2)
Mexican pesos	619	1,540	448	675	3,282
U.S. dollars	324	970	647	687	2,628
Brazilian reais	4	9	4	1	18
Colombian pesos	61	6	—	—	67
Argentine pesos	86	2	—	—	88
Interest Rate Swaps(3)
Mexican pesos float to fixed	(12)	(270)	—	—	(282)
Cross Currency Swaps(4)
Mexican pesos to U.S. dollars(5)	(130)	—	—	—	(130)
Forwards
U.S. dollars to Brazilian reais(6)	18	—	—	—	18
U.S. dollars to Colombian pesos(7)	15	—	—	—	15
Collar Options(8)
U.S. dollars to Mexican pesos	300	—	—	—	300
Operating Leases
Mexican pesos	339	636	165	690	1,830
U.S. dollars	33	58	—	—	91
Commodity Hedge Contracts
Sugar(9)	(14)	(5)	—	—	(19)
Expected Benefits to be Paid for Pension and Retirement Plans and Seniority Premium	204	345	106	711	1,366
Other Long-Term Liabilities(10)	—	—	—	—	—

(1)     Excludes the effect of cross currency swaps.

(2)     Interest was calculated using debt as of and nominal interest rate amounts in effect on December 31, 2011.  Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 13.98 per U.S. dollar, the exchange rate reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 30, 2011.

(3)     Reflects the market value as of December 31, 2011 of interest rates swaps that are considered hedges for accounting purposes.  The amounts shown in the table are fair value figures as of December 31, 2011.

(4)     Includes cross currency swap contracts held as of December 31, 2011.  U.S. dollar‑denominated amounts were translated to Mexican pesos as described in footnote (2) above.  The amounts shown in the table are fair value figures as of December 30, 2011.

(5)     Cross‑currency swaps used to convert Mexican peso‑denominated floating rate debt into U.S. dollar‑denominated floating rate debt with a notional amount of Ps. 357 million with maturity date as of March 2, 2012. These cross-currency swaps are not considered hedges for accounting purposes.

(6)     Reflects the market value as of December 31, 2011 of forward derivative instruments used to hedge against fluctuation in the Brazilian reais.  These instruments are considered hedges for accounting purposes.  The amounts shown in the table are fair value figures as of December 31, 2011.

(7)     Reflects the market value as of December 31, 2011 of forward derivative instruments used to hedge against fluctuation in the Colombian peso.  These instruments are considered hedges for accounting purposes.  The amounts shown in the table are fair value figures as of December 31, 2011.

(8)     Reflects the market value as of December 31, 2011 of FX collar options used to hedge against fluctuation in the Mexican peso.  These instruments are considered hedges for accounting purposes.  The amounts shown in the table are fair value figures as of December 31, 2011.

(9)     Reflects the market value as of December 31, 2011 of futures contracts used to hedge sugar cost.  These instruments are considered hedges for accounting purposes.  The amounts shown in the table are fair value figures as of December 31, 2011.

(10)   Other long-term liabilities reflects liabilities whose maturity dates are undefined and depends on a series of circumstances out of our control, therefore these liabilities have been considered to have a maturity of more than five years.

Debt Structure

The following chart sets forth the debt breakdown of our company and its subsidiaries by currency and interest rate type as of December 31, 2011:

Currency	Percentage of Total Debt(1)	Average Nominal Rate(2)	Average Adjusted Rate(1)(3)
Mexican pesos	53.8%	5.5%	6.8%
U.S. dollars	34.0%	4.5%	3.7%
Colombian pesos	7.1%	5.1%	5.1%
Brazilian reais	0.4%	4.5%	4.5%
Argentine pesos	4.6%	15.7%	15.7%
Venezuelan bolivar	0.0%	12.4%	12.4%

(1)     Includes the effect of derivative contracts held by us as of December 31, 2011, including cross currency swaps from Mexican pesos to U.S. dollars and U.S. dollar.

(2)     Annual weighted average interest rate per currency as of December 31, 2011.

(3)     Annual weighted average interest rate per currency as of December 31, 2011 after giving effect to interest rate  swaps and cross currency swaps.  See “Item 11.  Quantitative and Qualitative Disclosures about Market Risk––Interest Rate Risk.”

Summary of Significant Debt Instruments

The following is a brief summary of our significant long-term indebtedness with restrictive covenants outstanding as of April 20, 2012:

Mexican Peso-Denominated Bonds (Certificados Bursátiles).   On April 18, 2011, we issued certificados bursátiles guaranteed by Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), our main operating subsidiary in Mexico, in 5-year floating rate and 10-year fixed rate tranches of Ps. 2,500 million each, priced at TIIE + 0.13% and 8.27%, respectively.  We have the following certificados bursátiles outstanding in the Mexican securities markets:

Issue Date	Maturity	Amount	Rate

2007(2)	March 2, 2012	Ps. 3,000 million	28-day TIIE(1) – 6 bps
2011	April 11, 2016	Ps. 2,500 million	28-day TIIE(1) + 13 bps
2011	April 5, 2021	Ps. 2,500 million	8.27%

(1)     TIIE means the Tasa de Interés Interbancaria de Equilibrio (the Equilibrium Interbank Interest Rate).

(2)     Paid in full at maturity.

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

Bank Loans.  As of April 20, 2012, we had a number of loans with individual banks in Mexican pesos, U.S. dollars, Colombian pesos, Brazilian reais, and Argentine pesos, with an aggregate principal amount of Ps. 7,163 million.  The bank loans denominated in Mexican pesos and U.S. dollars guaranteed by Propimex contain restrictions on liens, fundamental changes such as mergers and sale of certain assets.  In addition, we are required to comply with a maximum net leverage ratio.  Finally, some of our bank loans include a mandatory prepayment clause in which the lender has the option to require us to prepay such loans upon a change of control.

During April 2012, we executed a new loan agreement, for a total aggregate amount of US$75 million, with The Bank of Tokyo Mitsubishi UFJ LTD, New York Branch. This loan agreement is substantially on the same terms as our bank loans mentioned in the previous paragraph, is guaranteed by Propimex S. de R.L. de C.V. (formerly Propimex S.A. de C.V.), and has a 2 year term.

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

We recognize a liability for a loss contingency when it is probable that certain effects related to past events would materialize and can be reasonably quantified. The following table presents in millions of Mexican pesos the nature and amount of the recorded loss contingencies as of December 31, 2011:

Long-Term
Tax, primarily indirect taxes	Ps. 925
Legal	231
Labor	1,128
Total	Ps. 2,284

We do not recognize an asset as a contingency gain until the gain is realized. When the risk of loss is deemed to be other than remote, but less than probable, according to a legal assessment, its financial impact is disclosed as loss contingencies in the notes of the consolidated financial statements. The estimated amount of the damages sought in these proceedings is Ps. 6,781 million.

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

As is customary in Brazil, we have been required by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 2,418 million and Ps. 2,292 million as of December 31, 2011 and 2010, respectively, by pledging fixed assets, or providing bank guarantees.

In connection with certain past business combinations, we have been indemnified by the sellers for certain contingencies. We have agreed to comparable indemnifications provisions in our agreements in connection with our recent mergers with Grupo Tampico and Grupo CIMSA. See “Item 4. Information on the Company—The Company—Recent mergers and acquisitions.”

Capital Expenditures

The following table sets forth our capital expenditures, including investment in property, plant and equipment, deferred charges and other investments for the periods indicated on a consolidated and by reporting segment basis:

	Year Ended December 31,
	2011	2010	2009
	(millions of Mexican pesos)
Property, plant and equipment, deferred charges and other investments	Ps. 7,826	Ps. 7,478	Ps. 6,282

	Year Ended December 31,
	2011	2010	2009
	(millions of Mexican pesos)
Mexico and Central America(1)	Ps. 4,117	Ps. 3,427	Ps. 3,086
South America (excluding Venezuela)(2)	3,067	3,547	1,948
Venezuela	642	504	1,248
Total	Ps. 7,826	Ps. 7,478	Ps. 6,282

(1)     Includes Mexico Guatemala, Nicaragua, Costa Rica and Panama.

(2)     Includes Colombia, Brazil and Argentina.

In 2011, we focused our capital expenditures on investments in (1) increasing production capacity, (2) placing coolers with retailers, (3) returnable bottles and cases, (4) improving the efficiency of our distribution infrastructure and (5) information technology.  Through these measures, we strive to improve our profit margins and overall profitability.

We have budgeted approximately US$700 million for our capital expenditures in 2012.  Our capital expenditures in 2012 are primarily intended for:

•         investments in production capacity (primarily for a plant in Brazil);

•         market investments (primarily for the placement of coolers);

•         returnable bottles and cases;

•         improvements throughout our distribution network; and

•         investments in information technology.

We estimate that of our projected capital expenditures for 2012, approximately 35.0% will be for our Mexican territories and the remaining will be for our non-Mexican territories.  We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2012.  Our capital expenditure plan for 2012 may change based on market and other conditions and our results from operations and financial resources.

In December 2011, we began the construction of a production plant in Minas Gerais, Brazil, which will require an investment of 250 million Brazilian reais (equivalent to approximately US$ 140 million).  We expect that the construction will generate 800 direct and indirect jobs.  It is anticipated that the new plant will be completed within 18 months as of December 31, 2011 and begin operations in June 2013.  The plant will be located on a parcel of land 300,000 square meters in size, and it is expected that by 2015 the annual production capacity will be approximately 2.1 billion liters of sparkling beverages, representing an increase of approximately 47% as compared to the current installed capacity of our plant in Belo Horizonte, Brazil.  The new plant will produce all of our existing brands and presentations of Coca-Cola  products.

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

The following table provides a summary of the fair value of derivative instruments as of December 31, 2011.  The fair market value is estimated using market prices that would apply to terminate the contracts at the end of the period and are confirmed by external sources, which are also our counterparties to the relevant contracts.

	Fair Value At December 31, 2011
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total fair value
	(millions of Mexican pesos)
Interest Rate Swaps
Mexican pesos float to fixed	(12)	(270)	—	—	(282)
Cross Currency Swaps
Mexican pesos to U.S. Dollars	(130)	—	—	—	(130)
Forwards
U.S. dollars to Brazilian reais	18	—	—	—	18
U.S. dollars to Colombian pesos	15	—	—	—	15
Commodity Hedge Contracts
Sugar	(14)	(5)	—	—	(19)

U.S. GAAP Reconciliation

The principal differences between Mexican FRS and U.S. GAAP that affect our net income and equity are explained in Note 26 to our consolidated financial statements and primarily relate to the accounting and disclosure for:

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

•         non-controlling interest acquisition; and

•         presentation aspects of statement of cash flows.

A more detailed description of the differences between Mexican FRS and U.S. GAAP as they relate to us and a reconciliation of net income and shareholders’ equity under Mexican FRS to net income and equity under U.S. GAAP are contained in Notes 26 and 27 to our consolidated financial statements.

Pursuant to Mexican FRS, our consolidated financial statements recognize effects of inflation in inflationary countries in accordance with Bulletin B-10. These effects were not reversed in the reconciliation to U.S. GAAP.

Under U.S. GAAP, we had consolidated net income of Ps. 11,015 million in 2011, Ps. 10,105 million in 2010, and Ps. 8,853 million in 2009.  Consolidated net income as reconciled to U.S. GAAP was lower than consolidated net income as reported under Mexican FRS by Ps. 154 million in 2011, Ps. 194 million in 2010, and Ps. 117 million in 2009.

Equity under U.S. GAAP was Ps. 99,794 million, Ps. 73,468 million, and Ps. 66,037 million in 2011, 2010, and 2009, respectively. Compared to shareholders’ equity under Mexican FRS, equity under U.S. GAAP was lower by Ps. 986 million, Ps. 413 million, and Ps. 2,435 million in 2011, 2010 and 2009, respectively.

Item 6.  Directors, Senior Management and Employees

Directors

Management of our business is vested in our board of directors and in our chief executive officer.  Our bylaws provide that our board of directors will consist of no more than 21 directors and their respective alternates, elected at the annual ordinary shareholders meeting for renewable terms of one year.  Our board of directors currently consists of 19 directors and 18 alternate directors: 13 directors and their respective alternate directors are elected by holders of the Series A shares voting as a class; five directors and their respective alternate directors are elected by holders of the Series D shares voting as a class; and up to three directors and their respective alternate directors are elected by holders of the Series L shares voting as a class.  Directors may only be elected by a majority of shareholders of the appropriate series, voting as a class.

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

Our bylaws, as recently amended, provide that when Series B shares are issued, which has yet occured, the shareholders of such Series B issued and paid shares that individually or as a group, hold at least 10% of the issued and paid shares of the capital stock of the Company shall have the right to designate and revoke one director and the corresponding alternate, pursuant to Article 50 of the Mexican Securities Law.

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

At our ordinary shareholders meeting held on March 20, 2012, the following directors were appointed: 11 directors and their respective alternates were appointed by holders of Series A shares, five directors and their respective alternates were appointed by holders of Series D shares and three directors and their respective alternates were appointed by holders of Series L shares. We currently have appointed 19 of the maximum 21 directors that can be appointed pursuant to our bylaws.

See “Item 7.  Major Shareholders and Related Party Transactions—Related Party Transactions” for information on relationships with certain directors and senior management.

As of the date of this annual report, our board of directors had the following members:

Series A Directors
José Antonio Fernández Carbajal	Born:	February 1954
Chairman	First elected:	1993, as director; 2001 as chairman
	Term expires:	2013
	Principal occupation:	Chief Executive Officer, FEMSA.
Other directorships:

Chairman of the board of FEMSA and Fundación FEMSA A.C., Vice-Chairman of the supervisory board of Heineken N.V. and member of the board of Heineken Holding N.V., Chairman of the board of Instituto Tecnológico y de Estudios Superiores de Monterrey, (ITESM), and member of the boards of Industrias Peñoles, S.A.B. de C.V. (Peñoles), Grupo Televisa, S.A.B. (Televisa) and Controladora Vuela Compañia de Aviación, S.A. de C.V. (Volaris), US Mexico Foundation and Co-chairman of the Advisory Board of Woodrow Wilson Center, Mexico Institute.

Business experience:

Joined FEMSA’s strategic planning department in 1988, held managerial positions at FEMSA Cerveza’s commercial division and OXXO and was appointed Deputy Chief Executive Officer of FEMSA in 1991 and Chief Executive Officer.

	Education:	Holds a degree in Industrial Engineering and a Masters in Business Administration (MBA) from ITESM.
	Alternate director:	Alfredo Livas Cantú
Alfonso Garza Garza(1)	Born:	July 1962
Director	First elected:	1996
	Term expires:	2013
	Principal occupation:	Officer of Human Resources, Procurement and Information Technology, FEMSA.
	Other directorships:	Member of the boards of directors of FEMSA, ITESM and Nutec, S.A. de C.V., vice chairman of the communications council of COPARMEX and chairman of COPARMEX Nuevo León
Business experience:

Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at FEMSA Empaques, S.A. de C.V. or FEMSA Empaques and FEMSA Cerveza, and was Chief Executive Officer of FEMSA Empaques.

	Education:	Holds a degree in Industrial Engineering from ITESM and an MBA from Instituto Panamericano de Alta Dirección de Empresa (IPADE).
	Alternate director:	Bárbara Garza Lagüera Gonda(2)

Series A Directors
José Luis Cutrale	Born:	September 1946
Director	First elected:	2004
	Term expires:	2013
	Principal occupation:	Chief Executive Officer of Sucocítrico Cutrale.
	Other directorships:	Member of the boards of directors of Cutrale North America, Cutrale Citrus Juice, and Citrus Products.
	Business experience:	Founding partner of Sucocitrico Cutrale and member of ABECITRUS (the Brazilian Association of Citrus Exporters) and CDES (the Brazilian Government’s Counsel for Economic and Social Development).
	Education:	Holds a degree in business management
	Alternate director :	José Luis Cutrale, Jr.
Carlos Salazar Lomelín	Born:	April 1951
Director	First elected:	2001
	Term expires:	2013
	Principal occupation:	Chief Executive Officer, Coca-Cola FEMSA.
Other directorships:

Member of the boards of BBVA Bancomer, AFORE Bancomer, S.A. de C.V., Seguros Bancomer, S.A. de C.V., member of the advisory board of Premio Eugenio Garza Sada, Centro Internacional de Negocios Monterrey A.C. (CINTERMEX), Apex and the ITESM’s EGADE Business School

Business experience:

Has held managerial positions in several subsidiaries of FEMSA, including Grafo Regia, S.A. de C.V. and Plásticos Técnicos Mexicanos, S.A. de C.V., served as Chief Executive Officer of FEMSA Cerveza, where he also held various management positions in the Commercial Planning and Export divisions

	Education:	Holds a bachelor’s degree in economics from ITESM, and performed postgraduate studies in business administration at ITESM and economic development in Italy
	Alternate director:	Max Michel González

Ricardo Guajardo Touché	Born:	May 1948
Director	First elected:	1993
	Term expires:	2013
	Principal occupation:	Chairman of the board of directors of Solfi, S.A.
Other directorships:

Member of the board of directors of Grupo Valores Monterrey, El Puerto de Liverpool. S.A. de C.V., Alfa, BBVA Bancomer and Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR), Bimbo, Bancomer, Grupo Coppel.

	Business experience:	Has held senior executive positions in FEMSA, Grupo AXA, S.A. de C.V. (Grupo AXA) and Valores de Monterrey.
	Education:	Holds degrees in electrical engineering from ITESM and the University of Wisconsin and a master's degree from the University of California at Berkeley
	Alternate director:	Eduardo Padilla Silva

Series A Directors
Mariana Garza Lagüera Gonda(2)	Born:	April 1970
Director	First elected:	2001
	Term expires:	2013
	Business experience:	Private investor
	Other directorships:	Member of the boards of directors of FEMSA, Hospital San José Tec de Monterrey and Museo de Historia Mexicana
	Education:	Holds a business administration degree in Industrial Engineering from ITESM and a Master of International Management from the Thunderbird American Graduate School of International Management
	Alternate director:	Paulina Garza Lagüera Gonda(2)
Federico Reyes García	Born:	September 1945
Director	First elected:	1992
	Term expires:	2013
	Principal occupation:	Corporate Development Officer of FEMSA.
Business experience:

Served as Vice President of Finance and Corporate Development of FEMSA, Director of Corporate Staff at Grupo AXA, a major manufacturer of electrical equipment . Has extensive experience in the insurance sector.
Chairman of the board of directors of Valores de Monterrey.

	Other directorships:	Member of the board of directors of Optima Energia.
	Education:	Holds a degree in Business and Finance from ITESM.
	Alternate director:	Alejandro Bailleres Gual
Javier Gerardo Astaburuaga Sanjines	Born:	July 1959
Director	First elected:	2006
	Term expires:	2013
	Principal occupation:	Chief Financial and Strategic Development Officer of FEMSA.
Business experience:

Joined FEMSA as a financial information analyst and later acquired experience in corporate development, administration and finance, held various senior positions at FEMSA Cerveza between 1993 and 2001, including Chief Financial Officer and for two years was FEMSA Cerveza’s Director of Sales for the north region of Mexico until 2003 in which he was appointed FEMSA Cerveza’s Co-Chief Executive Officer.

	Other directorships:	Member of the board of Heineken N.V. and supervisory board of Heineken N.V.
	Education:	Holds a degree in CPA from ITESM.
	Alternate director:	Francisco José Calderón Rojas

Series A Directors
Alfonso González Migoya	Born:	January 1945
Independent Director	First elected:	2006
	Term expires:	2013
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Industrial Saltillo, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of several Mexican companies, including the Bolsa Mexicana de Valores S.A.B. de C.V. among other financial institutes.
	Business experience:	Served from 1995 until 2005 as Corporate Director of Alfa.
	Education:	Holds a degree in Mechanical Engineering from ITESM and an MBA from the Stanford Graduate School of Business.
	Alternate director:	Ernesto Cruz Velázquez de León
Daniel Servitje Montull	Born:	April 1959
Independent Director	First elected:	1998
	Term expires:	2013
	Principal occupation:	Chief Executive Officer, Bimbo.
	Other directorships:	Member of the boards of directors of Banco Nacional de Mexico and Bimbo.
	Business experience:	Served as Vice President of Bimbo.
	Education:	Holds a degree in Business from the Universidad Iberoamericana in Mexico and an MBA from the Stanford Graduate School of Business.
	Alternate director:	Sergio Deschamps Ebergenyi

Enrique F. Senior Hernández	Born:	August 1943
Director	First elected:	2004
	Term expires:	2013
	Principal occupation:	Managing Director of Allen & Company.
	Other directorship:	Member of the boards of directors of Grupo Televisa S.A.B. de C.V, Cinemark USA, Inc. and Univision Comunication Inc.
	Business experience:	Among other clients, has provided financial advisory services to FEMSA and Coca-Cola FEMSA.
	Alternate director:	Herbert Allen III

Series D Directors
Gary Fayard	Born:	April 1952
Director	First elected:	2003
	Term expires:	2013
	Principal occupation:	Chief Financial Officer, The Coca-Cola Company.
	Other directorships:	Member of the boards of directors of Coca-Cola Enterprises and Coca-Cola Sabco.
	Business experience:	Senior Vice President of The Coca-Cola Company and former Partner of Ernst & Young.
	Education:	Holds a degree from the University of Alabama and is licensed as a Certified Public Accountant (CPA).
	Alternate director:	Wendy Clark
Irial Finan	Born:	June 1957
Director	First elected:	2004
	Term expires:	2013
	Principal occupation:	President of Bottling Investments Group and Supply Chain, The Coca-Cola Company.
	Other directorships:	Member of the boards of directors of Coca-Cola Enterprises, Coca-Cola Amatil and Coca-Cola Hellenic.
	Business experience:	Chief Executive Officer of Coca-Cola Hellenic. Has experience in several Coca-Cola bottlers, mainly in Europe.
	Education:	Holds a Bachelor’s degree from National University of Ireland.
	Alternate director:	Sunil Ghatnekar
Charles H. McTier	Born:	January 1939
Independent Director	First elected:	1998
	Term expires:	2013
	Principal occupation:	Trustee, Robert W. Woodruff Foundation.
	Other directorships:	Member of the Board of Directors of AGL Resources.
	Business experience:	Served as a President of Robert W. Woodruff Foundation during the period 1971-2007 and on the board of directors of nine U.S. Coca-Cola bottling companies in the 1970s and 1980s.
	Education:	Holds a degree in Business Administration from Emory University.

Marie Quintero-Johnson Director	Born:	October 1966
	First elected:	2012
	Term expires:	2013
	Principal occupation:	Merger and Acquisitions Vice-president of The Coca-Cola Company.
	Other directorships:	Member of the Board of Directors of Zico.
	Education:	MBA from Darden School
	Alternate director:	Gloria Bowden
Eva María Garza Lagüera Gonda(3)	Born:	April 1958
Director	First elected:	2011
	Term expires:	2013
	Principal occupation:	Private Investor
	Other directorships:	Member of the boards of directors of FEMSA, ITESM and Premio Eugenio Garza Sada
	Education:	Holds a degree in Communication Sciences from ITESM
	Alternate director:	Kathy Waller

Series L Directors
Robert Alan Fleishman Cahn	Born:	February 1962
Independent Director	First elected:	2012
	Term expires:	2013
	Principal occupation:	Chief Executive Officer of Grupo Tampico, S.A. de C.V.
	Other directorships:	Member of the Board of Directors of Grupo Tampico S.A. de C.V. and its subsidiaries.
Holds a degree in Business Administration
Education:

Holds a degree in Business Administration from The University of Texas and Post-bachelor degrees from Wharton School, University of Pennsylvania, Georgia Institute of Technology and Harvard University. Herman H. Fleishman Cahn

José Manuel Canal Hernando	Born:	February 1940
Independent Director	First elected:	2003
	Term expires:	2013
	Principal occupation:	Private consultant.
Other directorships:

Member of the board of directors of FEMSA, Banco  Compartamos, S.A, Kuo, Consorcio Comex , Grupo Industrial Saltillo, S.A.B. de C.V., Grupo Acir, S.A. de C.V., Satelites Mexicanos, S.A. de C.V. and Grupo Diagnostico Proa, S.A. de C.V.

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

	Education:	Holds a Public Accounting degree from UNAM.
	Alternate director:	Helmut Paul
Francisco Zambrano Rodríguez	Born:	January 1953
Independent Director	First elected:	2003
	Term expires:	2013
	Principal occupation:	Chief Executive Officer of Desarrollo de Fondos Inmobiliarios S.A. de C.V. (DFI) and Vice-president of Desarrollo Inmobiliarios y de Valores, S.A. de C.V. (DIV).
	Other directorships:	Member of the boards of directors of several Mexican companies, including DFI, DIV and ITESM.
	Business experience:	Has extensive experience in investment banking and private investment services in México.
	Education:	Holds a degree in Chemical Engineering from ITESM and an MBA from The University of Texas at Austin.
	Alternate director:	Karl Frei Buechi

(1)     Cousin of Eva María Garza Lagüera Gonda, Paulina Garza Lagüera Gonda, Mariana Garza Lagüera Gonda and Bárbara Garza Lagüera Gonda.

(2)     Sister of Eva Maria Garza Lagüera Gonda and sister-in-law of José Antonio Fernández Carbajal.

(3)     Wife of José Antonio Fernández Carbajal.

(4)     Alexis Rovzar passed away on January 7, 2012.

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

Pursuant to a shareholders’ agreement dated October 10, 2011, by and among Mr. Herman Harris Fleishman Cahn, Mr. Robert Alan Fleishman Cahn and FEMSA, Mr. Herman Harris Fleishman Cahn and Mr. Robert Alan Fleishman Cahn will be elected as director and alternate director, respectively, of the board of directors of the Company for six consecutive one-year terms, beginning in October 2011. In addition, on such date, Mr. Herman Harris Fleishman Cahn was appointed for an initial period of six months, after which Mr. Robert Alan Fleishman´ Cahn’s one year term began.

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

	Education:	Holds a degree in Chemical and Administrative Engineering from ITESM and an MBA from the Wharton School of Business.
Rafael Alberto Suárez Olaguibel	Born:	April 1960
Corporate Project Officer	Joined:	1986
	Appointed to current position:	2011
	Business experience with us:

Has held several director positions with us, including Commercial Planning and Strategic Development Officer and Chief Operating Officer in Mexico and Argentina. Also served as Distribution and Marketing Director for the Valley of Mexico and Corporate Planning Manager of FEMSA’s sparkling beverages division.

	Other business experience:	Has worked in the Administrative, Distribution and Marketing departments of The Coca-Cola Export Company.
	Education:	Holds a degree in Economics from ITESM and an MBA-ONE from ITESM and the partner schools from each continent.
Alejandro Duncan Ancira	Born:	May 1957
Technical Officer	Joined:	1995
	Appointed to current position:	2002
	Business experience with us:	Infrastructure Planning Director of Mexico.
	Other business experience:

Has undertaken responsibilities in different production, logistics, engineering, project planning and manufacturing departments of FEMSA and was a Plant Manager in central Mexico and Manufacturing Director in Buenos Aires.

	Education:	Holds a degree in Mechanical Engineering from ITESM and an MBA from the Universidad de Monterrey.

Eulalio Cerda Delgadillo	Born:	July 1958
Human Resources Officer	Joined:	1996
	Appointed to current position:	2001
	Business experience with us:	Manager, positions in several departments, including maintenance, projects, packaging and human resources.
	Other business experience:	At FEMSA Cerveza, served as New Projects Executive and worked in several departments including marketing, maintenance, packaging, bottling, human resources, technical development and projects.
	Education:	Holds a degree in Mechanical Engineering from ITESM.
John Anthony Santa María Otazúa	Born:	August 1957
Chief Operating Officer – South America	Joined:	1995
	Appointed to current position:	2011
	Business experience with us:

Has served as Strategic Planning and Business Development Officer and Chief Operating Officer of Mexican operations. He has experience in several areas of the company, namely development of new products and mergers and acquisitions.

	Other business experience:	Has experience with different bottler companies in Mexico in areas such as Strategic Planning and General Management.
	Education:	Holds a degree in Business Administration and an MBA with a major in Finance from Southern Methodist University.
Ernesto Silva Almaguer	Born:	March 1955
Chief Operating Officer – Mexico / Central America	Joined:	1996
	Appointed to current position:	2011
	Business experience with us:	Has served as Chief Operating Officer in Buenos Aires and New Business Development and Information Technology Director.
	Other business experience:

Has worked as General Director of packaging subsidiaries of FEMSA (Fábricas de Monterrey, S.A. de C.V. and Quimiproductos), served as Vice President of International Sales at FEMSA Empaques and Manager of FEMSA’s Corporate Planning and held several positions at Alfa.

	Education:	Holds a degree in Mechanical and Administrative Engineering from Universidad Autónoma de Nuevo León and an MBA from The University of Texas at Austin.

Juan Carlos Villacis Martínez	Born:	April 1969
Strategic Planning Officer	Joined:	1999
	Appointed to current position:	2011
	Business experience with us:	Has served as Strategic Planning Officer, Manager of several projects, Divisional Director of Finance and Administration.
	Other business experience:	Associate at BAIN & Co.
	Education:	Holds a degree in Economics from the Pontificia Universidad Catolica del Ecuador and a MBA in the Instituto Centroamericano de Administración de Empresas.

Hermilo Zuart Ruíz	Born:	March 1949
Strategic Supply Officer	Joined:	1992
	Appointed to current position:	2010
	Business experience with us:	Has served as former New Business Officer, Chief Operating Officer in the Latincentro division, Chief Operating Officer in the Valley of Mexico and Chief Operating Officer in the Southeast Mexico.
	Other business experience:	Has undertaken several responsibilities in the manufacturing, commercialization, planning and administrative areas of FEMSA: Franquicias Officer, mainly in charge of Mundet products.
	Education:	Holds a degree in Public Accounting from UNAM and completed a graduate course in Business Management from IPADE.

Juan Ramón Felix Castañeda	Born:	December 1961
New Businesses and Commercial Development Officer	Joined:	1997
	Appointed to current position:	2010
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

(1)     See “—Directors.”

Compensation of Directors and Officers

For the year ended December 31, 2011, the aggregate compensation of all of our executive officers paid or accrued for services in all capacities was approximately Ps. 200.7 million.  The aggregate compensation amount includes approximately Ps. 107.5 million of cash bonus awards and bonuses paid to certain of our executive officers pursuant to our incentive plan for stock purchases.  See “––EVA-Based Bonus Program.”

The aggregate compensation for directors during 2011 was Ps. 9.1 million.  For each meeting attended we paid US$10,000 to each director with foreign residence and US$6,500 to all other directors with residence in Mexico in 2011.

We paid US$3,500 to each of the members of the Audit Committee per each meeting attended, and we paid US$2,500 per meeting attended to each of the members of the Finance and Planning and the Corporate Practices Committees.

Our senior management and executive officers participate in our benefit plans on the same basis as our other employees.  Members of our board of directors do not participate in our benefit plans.  As of December 31, 2011, amounts accrued for all employees under these pension and retirement plans were Ps. 2,160 million, of which Ps. 1,068 million is already funded.

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

                In addition, we provide a defined contribution plan of share compensation to certain key executives, consisting of an annual cash bonus to purchase FEMSA and our Company’s shares or options, based on the executive’s responsibility in the organization, the EVA result achieved by the business unit that the executive works within, and the executive’s individual performance.  The acquired shares or options are deposited in a trust, and executives may access them one year after they are vested at 20% per year.  Fifty percent of our annual executive bonus is permitted to be used to purchase FEMSA shares or options and the remaining 50% to purchase our shares or options.  As of December 31, 2011, 2010 and 2009, no options have been granted to employees.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of the completion of goals established each year.  The bonuses are recorded as income from operations and are paid in cash for the acquisition of shares of the trust the following year.  During the years ended December 31, 2011, 2010 and 2009, the bonus expense recorded amounted to Ps. 599 million, Ps. 547 million, and Ps. 630 million, respectively.

Share Ownership

As of April 20, 2012, several of our directors and alternate directors serve on the technical committee as trust participants under the Irrevocable Trust No. 463 established at INVEX, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee, which is the owner of 74.86% of the voting stock of FEMSA, which in turn owns 50.0% of our outstanding capital stock.  As a result of the technical committee’s internal procedures, the technical committee as a whole is deemed to have beneficial ownership with sole voting power of all the shares deposited in the voting trust, and the trust participants, as technical committee members, are deemed to have beneficial ownership with shared voting power over those same deposited shares.  These directors and alternate directors are Alfonso Garza Garza, Paulina Garza de Marroquín, Bárbara Garza Gonda de Braniff, Mariana Garza de Treviño, Max Michel Suberville and Eva Garza de Fernández.  See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”  None of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

Board Practices

Our bylaws state that the board of directors will meet at least four times a year to discuss our operating results and progress in achieving strategic objectives.  It is the practice of our board of directors to meet following the end of each quarter.  Our board of directors can also hold extraordinary meetings.  See “Item 10.  Additional Information—Bylaws.”

Under our bylaws, directors serve one-year terms although they continue in office for up to 30 days until successors are appointed.  If no successor is appointed during this period, the board of directors may appoint interim members, who will be ratified or substituted at the next shareholders meeting after such event occurs.  None of the members of our board of directors or senior management of our subsidiaries has service agreements providing for benefits upon termination of employment.

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

Audit Committee.  The Audit Committee is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements.  The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee; the internal auditing function also reports to the Audit Committee. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters.  To carry out its duties, the Audit Committee may hire independent counsel and other advisors.  As necessary, the company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties.  José Manuel Canal Hernando is the chairman of the Audit Committee and the “audit committee financial expert”. The additional members are: Alfonso González Migoya, Charles H. McTier,  Francisco Zambrano Rodríguez and Ernesto Cruz Velázquez de León. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards. The secretary of the Audit Committee, who is not a member, is José González Ornelas, head of FEMSA’s auditing and operating control area.

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

Advisory Board. Our board of directors approved the creation of a committee whose main role will be to advise and propose initiatives to our board of directors through the Chief Executive Officer. This committee will mainly be comprised of former shareholders of the various bottling businesses that merged with us, whose experience will constitute an important contribution to our operations.

Employees

As of December 31, 2011, our headcount was as follows:  44,661 in Mexico and Central America, 26,047 in South America and 8,271 in Venezuela.  In the headcount we include the employees of third party distributors.  The table below sets forth headcount by category for the periods indicated:

	As of December 31,
	2011	2010	2009
Executives	939	759	708
Non-union	22,380	17,258	17,633
Union	37,517	33,085	31,692
Employees of third party distributors	18,143	17,347	17,393
Total	78,979	68,449	67,426

As of December 31, 2011, approximately 48% of our employees, most of whom were employed in Mexico, were members of labor unions.  We had 117 separate collective bargaining agreements with 67 labor unions.  In general, we have a good relationship with the labor unions throughout our operations, except in Colombia, Venezuela and Guatemala, which are or have been the subjects of significant labor-related litigation.  See “Item 8.  Financial Information—Consolidated Statements and Other Financial Information” and “Item 8.  Financial Information—Legal Proceedings.”  We believe we have appropriate reserves for these litigation proceedings and do not currently expect them to have a material adverse effect.

During January 2011, a production and distribution facility in Venezuela that produces approximately 50% of the total sales volume in Venezuela went on strike for 26 days, completely halting production. Productivity resumed when a final agreement was reached with the union that resulted in additional expenses for our Venezuelan subsidiary through increases in wages and expenditures associated with improving work conditions for employees.

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

Item 7.  Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Our outstanding capital stock consists of three classes of securities:  Series A shares held by FEMSA, Series D shares held by The Coca-Cola Company and Series L shares held by the public.  The following table sets forth our major shareholders as of April 20, 2012:

Owner	Outstanding Capital Stock	Percentage Ownership of Outstanding Capital Stock	Percentage of Voting Rights
FEMSA (Series A shares)(1)	992,078,519	50.0%	63.0%
The Coca-Cola Company (Series D Shares)(2)	583,545,678	29.4%	37.0%
Public (Series L shares)(3)	409,829,732	20.6%	—
Total	1,985,453,929	100.0%	100.0%

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

As of December 31, 2011, there were 22,401,383 of our ADSs outstanding, each ADS representing ten Series L shares. 67.0% of our outstanding Series L shares were represented by ADSs.  As of April 20, 2012, 53.6% of our outstanding Series L shares were represented by ADSs, held by 365 holders (including The Depositary Trust Company) with registered addresses outside of Mexico.

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

The Coca-Cola Memorandum

In connection with the acquisition of Panamco in 2003, we established certain understandings primarily relating to operational and business issues with both The Coca-Cola Company and FEMSA that were memorialized in writing prior to completion of the acquisition.  Although The Coca-Cola Memorandum has not been amended, we continue to develop our relationship with The Coca-Cola Company (i.e. through, inter alia, acquisitions and taking on new product categories), and we therefore believe that The Coca-Cola Memorandum should be interpreted in the context of subsequent events, some of which have been noted in the description below.  The terms are as follows:

•         The shareholder arrangements between directly wholly owned subsidiaries of FEMSA and The Coca-Cola Company will continue in place.  On February 1, 2010, FEMSA amended its shareholders agreement with The Coca-Cola Company.  See “—The Shareholders Agreement.”

•         FEMSA will continue to consolidate our financial results under Mexican FRS.

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

•         We entered into a stand-by credit facility in December 2003 with The Coca-Cola Export Corporation, which expired in December 2006 and was never used.

Cooperation Framework with The Coca-Cola Company

In September 2006, The Coca-Cola Company and we reached at a comprehensive cooperation framework for a new stage of collaboration going forward.  This new framework includes the main aspects of our relationship with The Coca-Cola Company and defines the terms for the new collaborative business model.  The framework is structured around three main objectives, which have been implemented as outlined below:

•         Sustainable growth of sparkling beverages, still beverages and waters:  Together with The Coca-Cola Company, we have defined a platform to jointly pursue incremental growth in the sparkling beverages category, as well as accelerated development of still beverages and waters across Latin America.  To this end, The Coca-Cola Company will provide a relevant portion of the funds derived from the concentrate increase for marketing support of the entire portfolio.  In addition, the framework contemplates a new, all-encompassing business model for the development, organically and through acquisitions, of still beverages and waters that further aligns our and The Coca-Cola Company’s objectives and should contribute to incremental long-term value creation for both companies.  With this objective in mind, we have jointly acquired the Brisa bottled water business in Colombia, we have formalized a joint venture for the Jugos del Valle products in Mexico and Brazil and we have formalized certain agreements to develop the Crystal  water business and the Matte Leao business in Brazil with other bottlers and the business of Grupo Estrella Azul, a leading dairy and juice-based beverage company in Panama. In addition, during 2011 we formalized a joint venture to develop certain coffee products in our territories.

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

We sell our products to certain FEMSA subsidiaries, substantially all of which consists of our sales to a chain of convenience stores under the name Oxxo.  The aggregate amount of these sales to Oxxo was Ps. 2,088 million, Ps. 1,623 million, and Ps. 1,263 million in 2011, 2010 and 2009, respectively.

We also purchase products from FEMSA and its subsidiaries.  The aggregate amount of these purchases was Ps. 3,665 million, Ps. 5,412 million, and Ps. 5,941 million in 2011, 2010 and 2009, respectively.  These amounts principally relate to raw materials, beer, assets and services provided to us by FEMSA.  In January 2008, we renewed our service agreement with another subsidiary of FEMSA, which provides for the continued provision of administrative services relating to insurance, legal and tax advice, relations with governmental authorities and certain administrative and internal auditing services that it has been providing since June 1993.  In November 2000, we entered into a service agreement with a subsidiary of FEMSA for the transportation of finished products from our production facilities to our distribution centers within Mexico.  In November 2001, we entered into two franchise bottler agreements with Promotora de Marcas Nacionales, S.A. de C.V., an indirect subsidiary of FEMSA, under which we became the sole franchisee for the production, bottling, distribution and sale of Mundet  brands in the valley of Mexico and in most of our operations in Southeast Mexico. In September 2010, FEMSA sold the Mundet  brand in Mexico to The Coca-Cola Company through The Coca-Cola Company’s acquisition of 100% of the equity interest of Promotora de Marcas Nacionales, S.A. de C.V. We remain the licensee of the Mundet  trademark under the license agreements with Promotora de Marcas Nacionales, S.A. de C.V.  Both agreements are renewable for ten-year terms, subject to non-renewal by either party with notice to the other party.  We recently expanded the territories covered by these agreements to certain of our operations outside of Mexico.  We primarily purchase our glass bottles in Mexico from Glass & Silice S.A. de C.V. (formerly VICHISA), a wholly-owned subsidiary of Cuauhtémoc Moctezuma Holding, S.A. de C.V. (formerly FEMSA Cerveza), currently a wholly-owned subsidiary of the Heineken Group.  The aggregate amount of our purchases from Glass & Silice S.A. de C.V. (formerly VICHISA) amounted to Ps. 320.2 million, Ps. 304.5 million and Ps. 335.1 million in 2011, 2010 and 2009, respectively.  Finally, we continue to distribute and sell the Kaiser  beer portfolio in our Brazilian territories through the 20-year term, consistent with arrangements in place with Cervejarias Kaiser since 2006, prior the acquisition of Cervejarias Kaiser by Cuauhtémoc Moctezuma Holding, S.A. de C.V., formerly known as FEMSA Cerveza. On April 30, 2010, the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group closed.  See “Item 3. Key Information—Risk Factors—Risks Related to Our Company—We have significant transactions with affiliates, particularly The Coca-Cola Company and FEMSA, which may create the potential for conflicts of interest and could result in less favorable terms to us.”

FEMSA is also a party to the understandings we have with The Coca-Cola Company relating to specified operational and business issues.  A summary of these understandings is set forth under “—Major Shareholders—The Coca-Cola Memorandum.”

The Coca-Cola Company

We regularly engage in transactions with The Coca-Cola Company and its affiliates.  We purchase all of our concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company.  Total expenses charged to us by The Coca-Cola Company for concentrates were approximately Ps. 21,183 million, Ps. 19,371 million, and Ps. 16,863 million in 2011, 2010 and 2009, respectively.  Our company and The Coca-Cola Company pay and reimburse each other for marketing expenditures.  The Coca-Cola Company also contributes to our coolers, and bottles and cases investment program.  We received contributions to our marketing expenses and coolers, and bottles and cases investment program of Ps. 2,561 million, Ps. 2,386 million, and Ps. 1,945 million in 2011, 2010 and 2009, respectively.

In December 2007 and May 2008, we sold most of our proprietary brands to The Coca-Cola Company.  The proprietary brands are licensed back to us by The Coca-Cola Company pursuant to our bottler agreements.  The December 2007 transaction was valued at US$ 48 million and the May 2008 transaction was valued at US$ 16 million.  We believe that both of these transactions were conducted on an arm’s length basis.  Revenues from the sale of proprietary brands realized in prior years in which we have a significant continuing involvement are deferred and amortized against the related costs of future sales over the estimated sales period.  The balance to be amortized amounted to Ps. 302 million, Ps. 547 million, and Ps. 616 million as of December 31, 2011, 2010 and 2009, respectively.  The short-term portions to be amortized amounted to Ps. 197 million, Ps. 276 million, and Ps. 203 million at December 31, 2011, 2010 and 2009, respectively.  The short-term portions are included in other current liabilities.  The long-term positions are included in other liabilities.

In Argentina, we purchase pre-formed plastic ingots, as well as returnable plastic bottles from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola  bottler with operations in Argentina, Chile and Brazil in which The Coca-Cola Company has a substantial interest.

In Argentina, we mainly use HFCS that we purchase from several different local suppliers as a sweetener in our products instead of sugar.  We purchase glass bottles, plastic cases and other raw materials from several domestic sources.  We purchase pre-formed plastic ingots, as well as returnable plastic bottles, at competitive prices from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a bottler of The Coca-Cola Company with operations in Argentina, Chile and Brazil, and other local suppliers.  We also acquire pre-formed plastic ingots from ALPLA Avellaneda S.A. and other suppliers.  We produce our own can presentations, aseptic packaging and hot filled products for distribution of our products to our  customers in Buenos Aires.

In November 2007, Administración, a Mexican company owned directly or indirectly by us and The Coca-Cola Company, acquired 100% of the shares of capital stock of Jugos del Valle.  The business of Jugos del Valle in the United States was acquired and sold by The Coca-Cola Company.  Subsequently, we and The Coca-Cola Company and all Mexican and Brazilian Coca-Cola  bottlers entered into a joint business for the Mexican and the Brazilian operations, respectively, of Jugos del Valle, through transactions completed during 2008.  Taking into account the participations held by Grupo Tampico and Grupo CIMSA, we currently hold an interest of 24.0% in the Mexican joint business and approximately 19.7% in the Brazilian joint businesses.  Jugos del Valle sells fruit juice-based beverages and fruit derivatives.

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

In August 2010, we acquired from The Coca-Cola Company along with other Brazilian Coca-Cola  bottlers the business operations of the Matte Leao tea brand. As of April 20, 2012, we have a 19.4% indirect interest in the Matte Leao business in Brazil.

In March 2011, we acquired with The Coca-Cola Company, through Compañía Panameña de Bebidas S.A.P.I. de C.V., Estrella Azul, a Panamanian conglomerate that participates in the dairy and juice-based beverage categories in Panama. We will continue to develop this business with The Coca-Cola Company.

In March 2011, with The Coca-Cola Company, through Compañía de Bebidas Panameñas S.A.P.I. de C.V. we entered into several credit agreements (the “Credit Facilities”), pursuant to which we lent an aggregate amount of US$112,257,620 to Estrella Azul. Subject to certain events which could lead to an acceleration of payments, the principal balance of the Credit Facilities is payable in one installment on March 24, 2021.

In February 2012, we entered into a 12-month exclusivity agreement with The Coca-Cola Company to evaluate the potential acquisition of a controlling ownership stake in the bottling operations owned by The Coca-Cola Company in the Philippines. We remain in the process of evaluating this potential acquisition.

Associated Companies

We also regularly engage in transactions with companies in which we own an equity interest that are not affiliated with The Coca-Cola Company, as described under “—The Coca-Cola Company.” We believe these transactions are on terms comparable to those that would result from arm’s length negotiations with unaffiliated third parties.

In Mexico, we purchase sparkling beverages in cans from Industria Envasadora de Querétaro, S.A. de C.V., or IEQSA, in which we hold an equity interest of 19.2%.  We paid IEQSA Ps. 262 million, Ps. 196 million, and Ps. 208 million in 2011, 2010 and 2009, respectively.  IEQSA purchases aluminum cans from FEMSA.  We also purchase sugar from Beta San Miguel and Piasa, both sugar-cane producers in which, as of April 20, 2012, we hold a 2.5% and 13.2% equity interest, respectively.  We paid Ps. 1,398 million, Ps. 1,307 million, and Ps. 713 million to Beta San Miguel in 2011, 2010 and 2009, respectively.

In Mexico, we participate with certain Coca-Cola  bottlers in PROMESA, in which, as of April 20, 2012, we hold a 25.0% interest.  Through PROMESA, we purchase our cans for our Mexican operations, which are manufactured by Fábricas de Monterrey, S.A. de C.V., or FAMOSA, a wholly-owned subsidiary of Cuauhtémoc Moctezuma Holding, S.A. de C.V. (formerly FEMSA Cerveza), currently a wholly-owned subsidiary of the Heineken Group.  We purchased from PROMESA approximately Ps. 701 million, Ps. 684 million, and Ps. 783 million in 2011, 2010, and 2009, respectively.

Other Related Party Transactions

José Antonio Fernández Carbajal, a director of Coca-Cola FEMSA, is also the chairman of the board of directors of Instituto Tecnológico de Estudios Superiores de Monterrey, or ITESM, a Mexican private university that routinely receives donations from us. Ricardo Guajardo Touché, a director of Coca-Cola FEMSA, is also a member of the board of directors of ITESM.

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

In October 2011, we executed certain agreements with affiliates of Grupo Tampico to acquire specific products and services such as plastic cases, certain trucks and car brands, as well as autoparts exclusively for the territories of Grupo Tampico, which agreements provide for certain preferences to be elected as suppliers in our suppliers' bidding processes.

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

Mexico

Antitrust Matters.  During 2000, the CFC, pursuant to complaints filed by PepsiCo and certain of its bottlers in Mexico, began an investigation of The Coca-Cola Company Export Corporation (TCECC) and its bottlers for alleged monopolistic practices through exclusivity arrangements with certain retailers.  After the corresponding legal proceedings in 2008, a Mexican Federal Court, rendered a final adverse judgment against two out of our eight Mexican subsidiaries involved in the proceedings (including Grupo CIMSA and Grupo Tampico), upholding a fine of approximately Ps.10.5 million imposed by CFC on each of the two subsidiaries and ordering the immediate suspension of such practices of alleged exclusivity arrangements and conditional dealing.  With respect to the complaints against the remaining six subsidiaries (including Grupo CIMSA and Grupo Tampico), a final favorable resolution was rendered in Mexican Federal Court and the CFC, which ruling dropped the fines and ruled in favor of all of our subsidiaries, on the grounds of insufficient evidence to prove individual and specific liability in the alleged antitrust violations.  These resolutions are final and unappealable.

In February 2009, the CFC began a new investigation of alleged monopolistic practices consisting of sparkling beverage sales subject to exclusivity agreements and the granting of discounts and/or benefits in exchange for exclusivity arrangements with certain retailers.  In December 2011, the CFC closed this investigation on the grounds of insufficient evidence of monopolistic practices by The Coca-Cola Company and its bottlers.  However, on February 9, 2012 the plaintiff appealed the decision of the CFC. The CFC has not yet ruled on whether to accept or deny the appeal.

Central America

Antitrust Matters in Costa Rica.  During August 2001, the Comisión para Promover la Competencia in Costa Rica (Costa Rican Antitrust Commission) pursuant to a complaint filed by PepsiCo. and its bottler in Costa Rica initiated an investigation of the sales practices of The Coca-Cola Company and our Costa Rican subsidiary for alleged monopolistic practices in retail distribution, including sales exclusivity arrangements.  A ruling from the Costa Rican Antitrust Commission was issued in July 2004, which found our subsidiary in Costa Rica engaged in monopolistic practices with respect to exclusivity arrangements, pricing and the sharing of coolers under certain limited circumstances and imposed a fine of US$ 130,000 (approximately Ps. 1.5 million. The court dismissed our appeal of the ruling. On August 30, 2011, we appealed the court’s dismissal before the Supreme Court, but the Supreme Court affirmed the dismissal on December 1, 2011. Notwithstanding the above, the above resolutions will not have a material adverse effect on our financial condition and operations because we have already paid the Costa Rican Antitrust Commission’s fine and are currently complying with its resolution.

In November 2004, Ajecen del Sur S.A., the bottler of Big Cola in Costa Rica, filed a complaint before the Costa Rican Antitrust Commission related to monopolistic practices in retail distribution and exclusivity agreements against The Coca-Cola Company and our Costa Rican subsidiary.  The Costa Rican Antitrust Commission has decided to pursue an investigation.  The period for gathering of evidence ended in August 2008, and the final arguments have been filed.  Based on our experience, we expect that the maximum fine that could be imposed is US$ 300,000 (approximately Ps. 3.5 million).  The final resolution issued by the Costa Rican Antitrust Commission ruled in our favor, imposing no fine.

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

Item 9.  The Offer and Listing

TRADING MARKETS

The following table sets forth, for the periods indicated, the reported high and low nominal sale prices for the Series L shares on the Mexican Stock Exchange and the reported high and low nominal sale prices for the ADSs on the New York Stock Exchange:

	Mexican Stock Exchange		New York Stock Exchange
	Mexican pesos per Series L Share		U.S. dollars per ADS
	High(1)	Low(1)	High(1)	Low(1)
2007:
Full year	Ps. 53.65	Ps. 37.78	US$ 49.28	US$ 34.05
2008:
Full year	Ps. 64.49	Ps. 38.00	US$ 62.50	US$ 27.74
2009:
First quarter	Ps. 62.90	Ps. 40.96	US$ 45.13	US$ 26.41
Second quarter	56.83	48.23	43.09	35.16
Third quarter	65.81	53.31	49.47	39.03
Fourth quarter	86.71	66.43	66.87	47.75
2010:
First quarter	Ps. 88.07	Ps. 74.24	US$ 69.67	US$ 57.67
Second quarter	94.00	79.90	70.99	62.59
Third quarter	103.37	81.83	81.26	62.76
Fourth quarter	103.36	92.25	83.61	76.96
2011:
First quarter	Ps. 102.34	Ps. 87.40	US$ 83.65	US$ 72.08
Second quarter	110.48	91.15	93.01	78.47
Third quarter	126.95	104.61	98.90	84.84
Fourth quarter	135.91	116.20	97.24	83.34

2012:
January	Ps. 133.58	Ps. 125.61	US$ 98.99	US$ 94.30
February	130.46	126.59	101.46	98.95
March	135.92	125.91	105.91	97.75
First Quarter	135.92	125.61	105.91	94.30

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

Item 10.  Additional Information

BYLAWS

The following is a summary of the material provisions of our bylaws and applicable Mexican law.  The last amendment of our bylaws was approved on October 10, 2011.  For a description of the provisions of our bylaws relating to our board of directors and executive officers, see “Item 6.  Directors, Senior Management and Employees.”

The main changes made to our bylaws on October 10, 2011, were to Article 25, which increased the number of our board members from 18 to 21 and the number of directors that each series is entitled to appoint, and Article 26 which provides that the shareholders meeting that approves Series B shares issuance will determine which series of shares is to reduce the number of directors that such series is entitled to appoint. Article 6 of our bylaws was also amended to include the number of shares included in our minimum fixed capital stock without the right to withdraw.

Organization and Register

We were incorporated on October 30, 1991, as a sociedad anónima de capital variable (Mexican variable stock corporation) in accordance with the Ley General de Sociedades Mercantiles (Mexican General Corporations Law).  On December 5, 2006, we became a sociedad anónima bursátil de capital variable (Mexican variable capital listed stock company) and amended our bylaws in accordance with the Mexican Securities Market Law.  We were registered in the Registro Público de la Propiedad y del Comercio (Public Registry of Property and Commerce) of Monterrey, Nuevo León, Mexico on November 22, 1991 under mercantile number 2986, folio 171, volume 365, third book of the Commerce section. In addition, due to the change of address of our company to Mexico City, we are also registered in the Public Registry of Property and Commerce of Mexico City since June 28, 1993 under mercantile number 176, 543.

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

Under our bylaws, holders of Series L shares are entitled to vote in limited circumstances.  They may appoint for election and elect up to three of our maximum of 21 directors and, in certain circumstances where holders of Series L shares have not voted for the director elected by holders of the majority of these series of shares, they may be entitled to elect and remove one director, through a general shareholders meeting, if they own 10% or more of all issued, subscribed and paid shares of the capital stock of the company, pursuant to the Mexican Securities Market Law.  See “Item 6.  Directors, Senior Management and Employees.”  In addition, they are entitled to vote on certain matters, including certain changes in our corporate form, mergers involving our company when our company is the merged entity or when the principal corporate purpose of the merged entity is not related to the corporate purpose of our company, the cancellation of the registration of the Series “L” shares in the Mexican Stock Exchange or any other foreign stock exchange and those matters for which the Mexican Securities Market Law expressly allow them to vote.

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

•         any merger where we are not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of our company or our subsidiaries; and

•         cancellation of the registration of our the Series “L” shares with the Mexican Registry of Securities, or RNV, maintained by the CNBV or with other foreign stock exchanges on which our shares may be listed.

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

Although the Mexican Foreign Investment Law grants broad authority to the Mexican Foreign Investment Commission to allow foreign investors to own more than 49% of the capital of Mexican enterprises after taking into consideration public policy and economic concerns, our bylaws provide that Series A shares must at all times constitute no less than 51% of all outstanding common shares (excluding Series L shares) and may only be held by Mexican investors.  Under our bylaws, in the event Series A shares are subscribed or acquired by any other shareholders holding shares of any other series, and the shareholder is of a nationality other than Mexican, these Series A shares are automatically converted into shares of the same series of stock that this shareholder owns, and this conversion will be considered perfected at the same time as the subscription or acquisition.

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

MATERIAL AGREEMENTS

We manufacture, package, distribute and sell sparkling beverages, still beverages, value-added dairy products, coffee products, and bottled water under bottler agreements with The Coca-Cola Company.  In addition, pursuant to a tradename license agreement with The Coca-Cola Company, we are authorized to use certain trademark names of The Coca-Cola Company.  For a discussion of the terms of these agreements, see “Item 4. Information on the Company—Bottler Agreements.”

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

Mexican Taxation

For purposes of this summary, the term “non-resident holder” means a holder that is not a resident of Mexico and that does not hold the Series L shares, or ADSs in connection with the conduct of a trade or business through a permanent establishment in Mexico.  For purposes of Mexican taxation, an individual is a resident of Mexico if he or she has established his or her home in Mexico, or if he or she has another home outside Mexico but his or her “center of vital interests” (as defined in the Mexican Tax Code) is located in Mexico.  The “center of vital interests” of an individual is situated in Mexico when, among other circumstances, more than 50% of that person’s total income during a calendar year originates from within Mexico.  A legal entity is a resident of Mexico if  it has its principal place of business or its place of effective management in Mexico.  A Mexican citizen is presumed to be a resident of Mexico unless such a person can demonstrate that the contrary is true.  If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to such a permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

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

Taxation of Dividends.  The gross amount of any dividends paid with respect to the Series L shares represented by ADSs or the Series L shares generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, in the case of the Series L shares, or by the depositary, in the case of the Series L shares represented by ADSs, and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended.  Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of the Series L shares, or by the depositary, in the case of the Series L shares represented by the ADSs (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date).  If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends.  Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of Series L shares or ADSs for taxable years beginning before January 1, 2013 is subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.”  Dividends paid on the ADSs will be treated as qualified dividends if (1) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (2) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company.  The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules.  Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2011 taxable year.  In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2012 taxable year.  U.S. holders should consult their tax advisers regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt.  Dividends generally will constitute foreign source “passive income” for U.S. foreign tax credit purposes.

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates.  At December 31, 2011, we had total indebtedness of Ps. 22,574 million, of which 47% bore interest at fixed interest rates and 53% bore interest at variable interest rates.  After giving effect to our swap and forward contracts, as of December 31, 2011, 65% of our debt was fixed-rate and 35% of our debt was variable-rate, calculated by weighting each year's outstanding debt balance mix.  The interest rate on our variable rate debt denominated in U.S. dollars is generally determined by reference to the London Interbank Offer Rate, or LIBOR, and the interest rate on our variable rate debt denominated in Mexican pesos is generally determined by reference to the Tasa de Interés Interbancaria de Equilibrio (the Equilibrium Interbank Interest Rate), or TIIE.  If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our financial instruments that are sensitive to changes in interest rates, without giving effect to interest rate swaps.  The table presents weighted average interest rates by expected contractual maturity dates.  Weighted average variable rates are based on the reference rates on December 30, 2011, plus spreads, contracted by us.  The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos, Brazilian reais, Colombian pesos and Argentine pesos.  All of the payments in the table are presented in Mexican pesos, our reporting currency, assuming the foreign exchange of Ps. 13.98 Mexican pesos per U.S. dollar reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 30, 2011

The table below also includes the fair value of long-term debt based on the discounted value of contractual cash flows.  The discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities.  Furthermore, the fair value of long-term notes payable is based on quoted market prices on December 31, 2011.  As of December 31, 2011, the fair value represents a loss amount of Ps.716 million.

Principal by Year of Maturity
(millions of Mexican pesos)

		At December 31, 2011							At Dec. 31, 2010
	2012	2013	2014	2015	2016	2017 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
Long-Term Debt and Notes:
Fixed Rate Debt and Notes
U. S. dollars	-	-	-	-	-	6,990	6,990	7,737	6,183
Interest Rate(1)	-	-	-	-	-	4.6%	4.6%		4.6%
Mexican pesos	-	-	-	-	-	2,500	2,500	2,631	-
Interest Rate(1)	-	-	-	-	-	8.3%	8.3%		-
Brazilian reais	9	15	15	14	10	36	99	87	102
Interest Rate(1)	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%		4.5%
Argentine pesos	514	81	-	-	-	-	595	570	684
Interest Rate(1)	16.4%	15.7%	-	-	-	-	18.5%		16.5%
Total Fixed Rate	523	96	15	14	10	9,526	10,184	11,026	6,969

Variable Rate Debt
U.S. dollars	42	209	-	-	-	-	251	250	222
Interest Rate(1)	0.7%	0.7%	-	-	-	-	0.7%		0.6%
Mexican pesos	67	266	1,392	2,825	-	-	4,550	4,456	7,550
Interest Rate(1)	5.0%	5.0%	5.0%	5.0%	-	-	5.0%		5.0%
Notes (Certificados Bursátiles)	3,000	-	-	-	2,500	-	5,500	5,499	-
Interest Rate(1)	4.7%	-	-	-	4.9%	-	4.8%		-
Brazilian reais	-	-	-	-	-	-	-		-
Interest Rate(1)	-	-	-	-	-	-	-		-
Colombian pesos	1,140	181	-	-	-	-	1,321	1,312	994
Interest Rate(1)	6.2%	6.6%	-	-	-	-	6.3%		4.7%
Argentine pesos	130	-	-	-	-	-	130	116	-
Interest Rate(1)	27.3%	-	-	-	-	-	27.3%		-
Total Variable Rate	4,379	656	1,392	2,825	2,500	-	11,752	11,633	8,767

Long Term Debt	4,902	752	1,407	2,839	2,510	9,526	21,936	22,659	15,736
Current portion of long term debt	4,902	-	-	-	-	-	4,902	4,951	225
Total Long-Term debt	-	752	1,407	2,839	2,510	9,526	17,034	17,708	15,511

Derivative Instruments:
Interest Rate Swaps Mexican pesos
Variable to fixed(3)	1,600	1,312	575	1,963	-	-	5,450	(282)	5,450
Interest pay rate	8.06%	8.48%	8.43%	8.63%	-	-	8.41%	-	8.41%
Interest receive rate	4.74%		5.04%	5.02%	-	-	4.91%	-	4.95% /
		28dTIIE			-	-	28dTIIE	-	28dTIIE
		+0.22%(2)			-	-	+0.22%(2)	-	+0.14%(2)

(1)     Calculated by a weighted average annual rate.

(2)     Forward starting swaps in which the receive rate is not known, until the start of the validity period.

(3)     Notional amount.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to our floating-rate financial instruments held during 2011 would have increased our interest expense by approximately Ps. 92 million, or 7.7% over our interest expense of 2011, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest rate swap and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies of each country in which we operate, relative to the U.S. dollar.  In 2011, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency
At December 31, 2011
Currency	%
Mexican peso	35.7%
Colombian peso	9.6%
Venezuelan bolivar	16.1%
Argentine peso	7.5%
Brazilian real	25.0%
Other (Central America)	6.1%

We estimate that approximately 19.7% of our consolidated costs of goods sold are denominated in U.S. dollars for Mexican subsidiaries and in the aforementioned currencies for our non-Mexican subsidiaries.  Substantially all of our costs denominated in a foreign currency, other than the functional currency of each country in which we operate, are denominated in U.S. dollars.  During 2011, we entered into forward derivative instruments to hedge part of our Mexican peso fluctuation risk relative to our raw material costs denominated in U.S. dollars.  These instruments are considered hedges for accounting purposes.  As of December 31, 2011, 34.0% of our indebtedness was denominated in U.S. dollars, 53.8% in Mexican pesos and the remaining 12.2% in Brazilian reais, Colombian pesos and Argentine pesos (including the effect of derivative contracts held by us as of December 31, 2011, including cross currency swaps from Mexican pesos to U.S. dollars).  Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency-denominated operating costs and expenses and of the debt service obligations with respect to our foreign currency-denominated debt.  A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency denominated-indebtedness is increased.  See also “Item 3.  Key Information—Risk Factors—Depreciation of the Mexican peso relative to the U.S. dollar could adversely affect our financial condition and results from operations.”

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the Mexican peso relative to the U.S. dollar occurring on December 31, 2011, would have resulted in an increase in our net consolidated comprehensive financing result expense of approximately Ps. 48.8 million, reflecting higher interest expense and foreign exchange gain generated by the cash balances held in U.S. dollars as of that date, net of the loss based on our U.S. dollar-denominated indebtedness at December 31, 2011.  However, this result does not take into account any gain on monetary position that would be expected to result from an increase in the inflation rate generated by a devaluation of the Mexican peso relative to the U.S. dollar, which gain on monetary position would reduce the consolidated net comprehensive financing result, after giving effect to all of our interest rate swap and cross-currency swap agreements.

As of April 20, 2012, the exchange rates relative to the U.S. dollar of all the countries in which we operate have appreciated or depreciated compared to December 31, 2011 as follows:

	Exchange Rate As of April 20, 2012	(Depreciation) or Appreciation
Mexico	13.12	6.16%
Guatemala	7.78	0.41%
Nicaragua	23.32	(1.49)%
Costa Rica	509.03	1.79%
Panama	1.00	0.00%
Colombia	1,776.06	8.58%
Venezuela	4.30	0.00%
Brazil	1.88	(0.15)%
Argentina	4.41	(2.37)%

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies of each of the countries in which we operate relative to the U.S. dollar at December 31, 2011, would produce a reduction in shareholders’ equity of approximately the following amounts:

Reduction in Shareholders’ Equity
(millions of Mexican pesos)
Mexico	Ps. 586
Colombia	979
Venezuela	733
Brazil	1,791
Argentina	122
Other (Central America)	793

Equity Risk

As of December 31, 2011 we did not have any equity risk derivatives.

Commodity Price Risk

During 2011, we entered into futures contracts to hedge the cost of sugar in Brazil and Colombia with a notional value of Ps. 754 million, maturing in 2012 and 2013.  The result of these commodity price contracts was a fair market value gain of Ps. 19 million as of December 31, 2011.

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

Direct and indirect payments by the depositary

The depositary reimburses us for certain expenses we incur in connection with the ADS program, subject to a ceiling agreed between us and the depositary.  These reimbursable expenses include listing fees and fees payable to service providers for the distribution of material to ADR holders.  For the year ended December 31, 2011, this amount was approximately US$ 108,000.

Items 13-14.  Not Applicable

Item 15.  Controls and Procedures

(a)           Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2011.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b)           Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a–15(f) and 15d–15(f) under the Securities Exchange Act of 1934, as amended.  Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Tread way Commission.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Based on our evaluation under the framework in Internal Controls – Integrated framework issued by the Committee of Sponsoring Organizations of the Tread way Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

Our management assessment and conclusion on the effectiveness of internal control over financial reporting as of December 31, 2011 excludes, in accordance with applicable guidance provided by the SEC, an assessment of the internal control over financial reporting of Grupo Tampico and Grupo CIMSA, which we acquired in October and December 2011, respectively. Grupo Tampico and Grupo CIMSA represented 4.3% and 5.2% of our total and net assets, respectively, as of December 31, 2011, and 1.2% and 0.5% of our revenues and net income, respectively for the year ended December 31, 2011. No material changes in our internal control over financial reporting were identified as a result of these mergers.

(c)           Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

Coca-Cola FEMSA, S.A.B. DE C.V.:

We have audited Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Tread way Commission (the COSO criteria).  Coca-Cola FEMSA, S.A.B. de C.V.  and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Administradora de Acciones del Noroeste, S.A. de C.V. and its subsidiaries (collectively “Grupo Tampico”) and Corporación de los Angeles, S.A. de C.V. and its subsidiaries (collectively “Grupo CIMSA”), both subsidiaries in Mexico, acquired in October and December 2011, respectively, which are included in the 2011 consolidated financial statements of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries, and constituted 4.3% and 5.2% of total and net assets, respectively, as of December 31, 2011 and 1.2% and 0.5% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries, also did not include an evaluation of the internal control over financial reporting of Grupo Tampico and Grupo CIMSA.

In our opinion, Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated April 25, 2012 expressed an unqualified opinion thereon.

Mancera, S.C.

A member practice of

Ernst & Young Global

/s/ Oscar Aguirre Hernandez

Oscar Aguirre Hernandez

Mexico City, Mexico

April 25, 2012

(d)           Changes in Internal Control Over Financial Reporting.

 There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Mancera, S.C. and other Ernst & Young practices (collectively, Ernst and Young) during the fiscal years ended December 31, 2011 and December 31, 2010:

	Year ended December 31,
	2011	2010
	(millions of Mexican pesos)
Audit fees	Ps. 53	Ps. 41
Audit-related fees	4	3
Tax fees	5	1
Other fees	—	—
Total fees	Ps. 62	Ps. 45

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

Other fees.  Other fees in the above table consulting related fees. For the years ended December 31, 2011 and 2010, there were no other fees.

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

Item 16D.  Not Applicable

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not directly purchase any of our equity securities in 2011.  The following table presents purchases by trusts that FEMSA administers in connection with our bonus incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us.  See “Item 6.  Directors, Senior Management and Employees—EVA-Based Bonus Program.”

Purchases of Equity Securities

Period	Total Number of Series L shares Purchased by trusts that FEMSA administers in connection with our bonus incentive plans	Average Price Paid per Series L Share	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Jan. 5– Mar. 19	993,500	Ps. 76.15	─	─
Total	993,500	Ps. 76.15	─	─

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

Item 16H.  Not Applicable

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

(b)           List of Exhibits

Exhibit No:	Description
Exhibit 1.1	Amended and restated bylaws (Estatutos Sociales) of Coca-Cola FEMSA, S.A.B. de C.V., approved February 16, 2012 (English translation).
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

Exhibit 2.4

Second Supplemental Indenture dated as of April 1, 2011 among Coca-Cola FEMSA, S.A.B. de C.V., Propimex, S. de R.L. de C.V. (formerly  Propimex, S.A. de C.V., as Guarantor, and The Bank of New York Mellon (incorporated by reference to Exhibit 2.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 17, 2011 (File No. 1-12260)).

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

Exhibit 8.1	Significant Subsidiaries.
Exhibit 12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 25, 2012
Exhibit 12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 25, 2012.
Exhibit 13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 25, 2012.

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

Date: April 25, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Coca-Cola FEMSA, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and consolidated cash flows, for each of the three years in the period ended December 31, 2011, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted in the United States (See Notes 26 and 27 to the consolidated financial statements).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2012 expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of
Ernst & Young Global

/s/ Oscar Aguirre Hernandez
Oscar Aguirre Hernandez

Mexico City, Mexico
April 25, 2012

Consolidated balance sheets
At December 31, 2011 and 2010.
Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).
			2011		2010
Assets
Current Assets:
Cash and cash equivalents	$883	Ps.	12,331	Ps.	12,534
Marketable securities (Note 4c)	24		330		–
Accounts receivable, net (Note 6)	619		8,634		6,363
Inventories, net (Note 7)	543		7,573		5,007
Recoverable taxes	110		1,529		1,658
Other current assets (Note 8)	120		1,677		874
Total current assets	2,299		32,074		26,436
Investment in shares (Note 9)	262		3,656		2,108
Property, plant and equipment, net (Note 10)	2,975		41,502		31,874
Intangible assets, net (Note 11)	5,066		70,675		51,213
Deferred tax asset (Note 23d)	32		451		345
Other assets, net (Note 12)	233		3,250		2,085
TOTAL ASSETS	$10,867	Ps.	151,608	Ps.	114,061
Liabilities and shareholders’ equity
Current Liabilities:
Bank loans and notes payable (Note 17)	$46	Ps.	638	Ps.	1,615
Current portion of long-term debt (Note 17)	351		4,902		225
Interest payable	15		206		151
Suppliers	850		11,852		8,988
Accounts payable	262		3,661		3,743
Taxes payable	200		2,785		1,931
Other current liabilities (Note 24a)	74		1,033		993
Total current liabilities	1,798		25,077		17,646
Long-Term Liabilities:
Bank loans and notes payable (Note 17)	1,221		17,034		15,511
Labor liabilities (Note 15b)	110		1,537		1,210
Deferred tax liability (Note 23d)	250		3,485		1,901
Contingencies and other liabilities (Note 24b)	264		3,695		3,912
Total long-term liabilities	1,845		25,751		22,534
Total liabilities	3,643		50,828		40,180
Shareholders’ Equity:
Non-controlling interest in consolidated subsidiaries (Note 20)	221		3,089		2,602
Controlling interest:
Capital stock (Note 21)	228		3,178		3,116
Additional paid-in capital (Note 21)	2,146		29,936		13,239
Retained earnings from prior years (Note 21)	3,552		49,550		44,108
Net income (Note 21)	761		10,615		9,800
Cumulative other comprehensive income (Note 21)	316		4,412		1,016
Total controlling interest	7,003		97,691		71,279
Total shareholders’ equity	7,224		100,780		73,881
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$10,867	Ps.	151,608	Ps.	114,061

The accompanying notes are an integral part of these consolidated balance sheets

Consolidated income statements
For the years ended December 31, 2011, 2010 and 2009.
Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except for data per share.
	2011				2010		2009
Net sales	$8,893	Ps.	124,066	Ps.	102,988	Ps.	102,229
Other operating revenues	47		649		468		538
Total revenues	8,940		124,715		103,456		102,767
Cost of goods sold	4,838		67,488		55,534		54,952
Gross profit	4,102		57,227		47,922		47,815
Operating expenses:
Administrative	372		5,184		4,449		5,308
Selling	2,285		31,891		26,394		26,672
Operating expenses	2,657		37,075		30,843		31,980
Income from operations	1,445		20,152		17,079		15,835
Other expenses, net (Note 18)	167		2,326		1,292		1,449
Comprehensive financing result:
Interest expense	124		1,736		1,748		1,895
Interest income	(43)		(601)		(285)		(286)
Foreign exchange (gain) loss, net	(4)		(62)		423		370
Gain on monetary position in inflationary subsidiaries	(11)		(155)		(414)		(488)
Market value loss (gain) on ineffective portion
of derivative financial instruments	10		140		(244)		(118)
Comprehensive financing result	76		1,058		1,228		1,373
Income before income taxes	1,202		16,768		14,559		13,013
Income taxes (Note 23e)	401		5,599		4,260		4,043
Consolidated net income	$801	Ps.	11,169	Ps.	10,299	Ps.	8,970

Controlling interest net income	$761	Ps.	10,615	Ps.	9,800	Ps.	8,523
Non-controlling interest net income	40		554		499		447
Consolidated net income	$801	Ps.	11,169	Ps.	10,299	Ps.	8,970

Net controlling income (U.S. dollars and Mexican pesos):
Data per share	$0.41	Ps.	5.69	Ps.	5.31	Ps.	4.62
The accompanying notes are an integral part of these consolidated income statements.

Consolidated statements of cash flows
For the years ended December 31, 2011, 2010 and 2009.
Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).
	2011				2010		2009
Operating Activities:
Income before income taxes	$1,202	Ps.	16,768	Ps.	14,559	Ps.	13,013
Non-cash operating expenses	21		287		208		170
Equity in earnings associated companies	(6)		(86)		(217)		(142)
Unrealized gain on marketable securities	-		(4)		-		(112)
Adjustments regarding investing activities:
Depreciation	298		4,163		3,333		3,472
Amortization	28		396		694		307
Loss on sale of long-lived assets	7		98		231		186
Disposal of long-lived assets	43		606		47		124
Interest	(43)		(601)		(285)		(286)
Adjustments regarding financing activities:
Interest	116		1,616		1,579		1,850
Foreign exchange (gain) loss, net	(4)		(62)		424		370
Monetary position gain, net	(11)		(155)		(413)		(488)
Derivative financial instruments loss (gain)	-		2		(468)		(318)
	1,651		23,028		19,692		18,146
Increase in accounts receivable	(118)		(1,640)		(1,092)		(394)
(Increase) decrease in inventories	(128)		(1,782)		10		(90)
Decrease (increase) in other assets	72		1,002		(562)		(153)
(Decrease) increase in suppliers and other accounts payable	(21)		(301)		585		2,808
Decrease in other liabilities	(15)		(205)		(209)		(424)
Decrease in labor liabilities	(16)		(230)		(192)		(169)
Income tax paid	(327)		(4,565)		(3,882)		(3,061)
Net cash flows from operating activities	1,098		15,307		14,350		16,663
Investing Activities:
Acquisition of Grupo Tampico business (Note 5)	(173)		(2,414)		-		-
Acquisition of Grupo CIMSA business (Note 5)	(137)		(1,912)		-		-
Acquisition of Brisa business (Note 5)	-		-		-		(717)
Purchases of investment available-for-sale	(23)		(326)		-		(2,001)
Proceeds from investment available-for-sale	-		-		1,108		-
Interest received	43		601		285		286
Acquisition of long-lived assets	(526)		(7,344)		(6,845)		(5,883)
Proceeds from the sale of long-lived assets	27		377		477		638
Other assets	(111)		(1,546)		(545)		132
Investment in shares Grupo Estrella Azul (Note 9)	(45)		(620)		-		-
Intangible assets	(69)		(956)		(1,325)		(1,355)
Net cash flows from investing activities	(1,014)		(14,140)		(6,845)		(8,900)
Net cash flows available for financing activities	84		1,167		7,505		7,763

Financing Activities:
Bank loans obtained		497		6,934		9,251		6,641
Bank loans repaid		(198)		(2,755)		(6,824)		(9,376)
Interest paid		(112)		(1,567)		(1,436)		(2,047)
Dividends paid		(313)		(4,366)		(2,612)		(1,344)
Acquisition of non-controlling interests		(8)		(114)		(282)		-
Other liabilities		(24)		(338)		(108)		97
Net cash flows from financing activities		(158)		(2,206)		(2,011)		(6,029)
(Decrease) increase in cash and cash equivalents		(74)		(1,039)		5,494		1,734
Translation and restatement effects		60		836		(801)		(476)
Initial balance of cash and cash equivalents		898		12,534		7,841		6,583
Ending balance of cash and cash equivalents	Ps.	884	Ps.	12,331	Ps.	12,534	Ps.	7,841

The accompanying notes are an integral part of these consolidated statements of cash flows.

Consolidated statements of changes in shareholders’ equity

For the years ended December 31, 2011, 2010 and 2009.

Amounts expressed in millions of Mexican pesos (Ps.).

The accompanying notes are an integral part of these consolidated statements of changes in shareholders’ equity.

		Capital Stock		Additional Paid-in Capital		Retained Earnings from Prior Years
Balances at December 31, 2008	Ps.	3,116	Ps.	13,220	Ps.	33,935
Transfer of prior year net income		–		–		5,598
Dividends declared (Note 21)		–		–		(1,344)
Comprehensive income		–		–		–
Balances at December 31, 2009		3,116		13,220		38,189
Transfer of prior year net income		–		–		8,523
Dividends declared (Note 21)		–		–		(2,604)
Acquisitions of non-controlling interest		–		19		–
Comprehensive income		–		–		–
Balances at December 31, 2010		3,116		13,239		44,108
Transfer of prior year net income		–		–		9,800
Dividends declared (Note 21)		–		–		(4,358)
Acquisitions of non-controlling interest		–		(86)		–
Acquisition of Grupo Tampico		28		7,799		–
Acquisition of Grupo CIMSA		34		8,984		–
Comprehensive income		–		–		–
Balances at December 31, 2011	Ps.	3,178	Ps.	29,936	Ps.	49,550

	Net Income	Cumulative Other Comprehensive Income (Loss)			Total Controlling Interest		Non-controlling Interest in Consolidated Subsidiaries		Total shareholders’ Equity
Ps.	5,598	Ps.	44	Ps.	55,913	Ps.	1,703	Ps.	57,616
	(5,598)		–		–		–		–
	–		–		(1,344)		–		(1,344)
	8,523		3,084		11,607		593		12,200
	8,523		3,128		66,176		2,296		68,472
	(8,523)		–		–		–		–
	–		–		(2,604)		–		(2,604)
	–		–		19		(301)		(282)
	9,800		(2,112)		7,688		607		8,295
	9,800		1,016		71,279		2,602		73,881
	(9,800)		–		–		–		–
	–		–		(4,358)		(8)		(4,366)
	–		–		(86)		(28)		(114)
	–		–		7,827		1		7,828
	–		–		9,018		–		9,018
	10,615		3,396		14,011		522		14,533
Ps.	10,615	Ps.	4,412	Ps.	97,691	Ps.	3,089	Ps.	100,780

The accompanying notes are an integral part of these consolidated statements of changes in shareholder´s equity

Notes to the consolidated financial statements

For the years ended December 31, 2011, 2010 and 2009.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 1. Activities of the Company.

Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA” or “the Company”) is a Mexican corporation, mainly engaged in acquiring, holding and transferring all types of bonds, capital stock, shares and marketable securities.

Coca-Cola FEMSA is indirectly owned by Fomento Economico Mexicano, S.A.B. de C.V. (“FEMSA”), which at December 31, 2011 holds 50% of its capital stock and 63% of its voting shares and The Coca-Cola Company (“TCCC”), which at December 31, 2011 indirectly owns 29.4% of its capital stock and 37% of the voting shares. The remaining 20.6% of Coca-Cola FEMSA’s shares trade on the Bolsa Mexicana de Valores, S.A.B. de C.V. (BMV: KOFL) and 0.00002% is owned by other individuals. Its American Depositary Shares (ADS) trade on the New York Stock Exchange, Inc. (NYSE: KOF).

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

As of December 31, 2011 and 2010, the most significant companies over which the Company exercises control are:

			Ownership
			Percentage
Company	Activity	Country	2011	2010
Propimex, S.A. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%
Controladora Interamericana de Bebidas, S.A. de C.V.	Holding	Mexico	100.00%	100.00%
Spal Industria Brasileira de Bebidas, S.A.	Manufacturing and distribution	Brazil	97.93%	97.71%
Coca-Cola Femsa de Venezuela, S.A.	Manufacturing and distribution	Venezuela	100.00%	100.00%

Note 2. Basis of Presentation.

The consolidated financial statements include the financial statements of Coca-Cola FEMSA and those companies over which it exercises control. All intercompany account balances and transactions have been eliminated in consolidation process.

The accompanying consolidated financial statements were prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”), individually referred to as “NIFs,” and are stated in millions of Mexican pesos (“Ps.”). The translation of Mexican pesos into U.S. dollars (“$”) is included solely for the convenience of the reader, using the noon buying exchange rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the U.S. Federal Reserve, Ps. 13.9510 per U.S. dollar as of December 31, 2011, the last day in 2011 for which information is available, according to the U.S. Federal Reserve Board.

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

The accompanying consolidated financial statements and its notes were approved for issuance by the Company’s Chief Executive Officer and Chief Financial and Administrative Officer on April 25, 2012 and subsequent events have been considered through that date (see Note 29).

On January 1, 2011, 2010 and 2009 several new NIF’s came into effect. Such changes and their application are described as follows:

New NIF’s adopted in 2011:

a) NIF B-5 “Financial Information by Segment”

In 2011, the Company adopted NIF B-5 “Financial Information by Segment”, which superseded Bulletin B-5. NIF B-5 establishes that an operating segment shall meet the following criteria: i) the segment engages in business activities from which it earns, or is in the process of obtaining revenues, and incurs related costs and expenses; ii) the operating results are reviewed regularly by entity’s primary decision maker; and iii) specific financial information is available. NIF B-5 also requires disclosures related to operating segments subject to reporting, including details of earnings, assets and liabilities, reconciliations, information about products and services, and geographical areas. This pronouncement was applied retrospectively for comparative purposes, although it had no impact, on the key segment indicators already disclosed in Note 25.

b) NIF B-9 “Interim Financial Reporting”

The Company adopted NIF B-9 “Interim Financial Reporting”, which prescribes the content to be included in a complete or condensed set of financial statements for an interim period. The adoption of NIF B-9 did not impact the Company’s annual financial statements.

c) NIF C-4 “Inventories”

In 2011, the Company adopted NIF C-4 “Inventories”, which replaces Mexican accounting Bulletin C-4, Inventories. NIF C-4, does not allow the use of direct costs as the inventory valuation method nor does it allow the use of the LIFO cost method. NIF C-4 establishes that inventories must be valued at the lower of acquisition cost or net realizable value. This standard also establishes that advances to suppliers for the acquisition of merchandise must be classified as inventories provided the risks and benefits of the inventories are transferred to the Company. The application of this standard did not impact the actual inventory valuation of the Company. NIF C-4 was applied retrospectively causing a reclassification between the advances to suppliers and inventory balances reported as of December 31, 2010 of Ps. 123. Similar reclassifications were made in the 2010 and 2009 consolidated statement of cash flows.

d) NIF C-5 “Prepaid Expenses”

In 2011, the Company adopted NIF C-5 “Prepaid Expenses”, which replaced Mexican accounting Bulletin C-5, Prepaid Expenses. This standard establishes that the main characteristic of prepaid expenses is that they do not result in the transfer to the entity of the benefits and risks inherent to the goods or services to be received. Consequently, prepaid expenses must be recognized in the balance sheet as either current or non-current assets, depending on the item´s classification in the statement of financial position. Moreover, NIF C-5 establishes that prepaid expenses made for goods or services whose inherent benefits and risks have already been transferred to the entity must be carried to the appropriate caption.

The accounting changes resulting from the adoption of this standard were recognized retrospectively, causing a reclassification between the “other current assets” caption (see Note 8) and “other assets” (see Note 12). They also resulted in reclassifications to prepaid expenses of Ps. 349 which were reclassified from “inventories” of Ps. 123, and property, plant, and equipment of Ps. 226, as of December 31, 2010. Similar reclassifications were made in the 2010 and 2009 consolidated statement of cash flows.

e) NIF C-6, “Property, Plant and Equipment”

In 2011, the Company adopted NIF C-6 “Property, Plant and Equipment”, which replaced Mexican accounting Bulletin C-6, Property, Machinery and Equipment. This new standard was effective for fiscal years beginning on or after January 1, 2011. The component of the new standard related to the segregation of property, plant and equipment into separate components for those assets with different useful lives could optionally have been deferred until 2012, although this requirement has been applied by the Company since prior years and will not impact the consolidated financial statements.

In the case of asset exchanges, NIF C-6 requires entities to determine the commercial substance of the transaction, and the depreciation of all assets must be applied against the components of the assets, and the amount to be depreciated is the cost of acquisition less the asset’s residual value. Moreover, NIF C-6 clarifies that regardless of whether the use or non-use of the asset is temporary or indefinite, it should not cease the depreciation charge. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. There are also specific disclosures for public entities such as: additions, disposals, depreciation, impairments, among others.

This standard was adopted and did not impact the Company´s financial statements, except for reclassification to property, plant and equipment as of December 31, 2010 as a result of the presentation of prepaid expenses (see Note 2d) and additional disclosures, and the incremental disclosures presented in Note 10.

f) NIF C-18, “Obligations related to retirement of property, plant and equipment”

On January 1, 2011, the Company adopted NIF C-18, which establishes the accounting treatment for the initial and subsequent recognition of a liability for legal obligations related to the retirement of property, plant and equipment recognized as a result of the acquisition, construction, development and/or normal operation of such components.

This standard also establishes that an entity must initially recognize a provision for obligations related to retirement of property, plant and equipment based on its best estimate of the disbursements required to settle the present obligation at the time it is assumed, provided a reliable estimate can be made of the amount of the obligation. The best estimate of a provision for an obligation associated with the retirement of property, plant and equipment components should be determined using the expected present value method. The adoption of NIF C-18 did not impact the Company’s financial statements.

New NIF’s adopted in 2010:

g) NIF C-1 “Cash and Cash Equivalents”

In 2010, the Company adopted NIF C-1 “Cash and Cash Equivalents”, which superseded Bulletin C-1 “Cash”. NIF C-1 establishes that cash shall be measured at nominal value, and cash equivalents shall be measured at acquisition cost for initial recognition. Subsequently, cash equivalents should be measured according to its designation: precious metals shall be measured at fair value, foreign currencies shall be translated to the functional and reporting currency applying the closing exchange rate. Cash and cash equivalents are presented in the first line of assets, including restricted cash. This pronouncement was applied retrospectively, causing an increase in the cash balances reported as a result of the treatment of presentation of restricted cash, which was reclassified from “other current assets” for an amount of Ps.394 as of December 31, 2010 (see Note 4b).

h) Interpretation to Mexican Financial Reporting Standards (“Interpretación a las Normas de Información Financiera” or INIF 19, “Accounting change as a result of IFRS adoption”:

On September 30, 2010, the Consejo Mexicano de Normas de Información Financiera (CINIF) issued the INIF 19 “Accounting change as a result of International Financial Reporting Standards (IFRS) adoption.” This INIF states disclosure requirements for: (a) financial statements based on Mexican FRS that were issued before IFRS adoption and (b) financial statements based on Mexican FRS that are issued within the IFRS period adoption. The adoption of this INIF resulted in additional disclosures regarding IFRS adoption, such as date of adoption, significant financial impact, significant changes in accounting policies, among others (see Note 28).

New NIF’s adopted in 2009:

i) NIF B-7, “Business Acquisitions”:

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

j) NIF B-8, “Consolidated and Combined Financial Statements”:

In 2009, the Company adopted NIF B-8 “Consolidated or combined financial statements”, which was issued in 2008, and amends Bulletin B-8 “Consolidated and combined financial statements and valuation of permanent share investments”. NIF B-8 is similar to previous Bulletin B-8; however, this statement differs from the previous Bulletin B-8 in the following ways: a) defines control as the power to govern financial and operating policies, b) establishes that there are other facts, such as contractual agreements that have to be considered to determine whether an entity exercises control or not, c) defines “Specific-Purpose Entity” (“SPE”), as those entities that are created to achieve a specific purpose and are considered within the scope of this pronouncement, d) establishes new terms, such as “controlling interest” instead of “majority interest” and “non-controlling interest” instead “minority interest”, and e) confirms that non-controlling interest must be assessed at fair value at the subsidiary acquisition date. NIF B-8 was applied prospectively beginning on January 1, 2009.

k) NIF C-7, “Investment in Associates and Other Permanent Investments”:

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

l) NIF C-8, “Intangible Assets”:

In 2009, the Company adopted NIF C-8 “Intangible Assets” which is similar to previous Bulletin C-8 “Intangible Assets”. NIF C-8, establishes the rules of valuation, presentation and disclosure for the initial and subsequent recognition of intangible assets that are acquired individually or through acquisition of an entity, or generated internally in the course of the entity’s operations. This NIF considers intangible assets as nonmonetary items, broaden the criteria of identification to include not only if they are separable (asset could be sold, transferred or used by’s the entity) but also whether they come from contractual or legal rights. NIF C-8 establishes that preoperative costs capitalized before this standard went into effect have to be accomplished with intangible assets characteristics, otherwise preoperative costs must be expensed as incurred. The adoption of NIF C-8 did not have an impact on the Company’s consolidated financial statements.

m) NIF D-8, “Share-Based Payments”:

In 2009, the Company adopted NIF D-8 “Share-Based Payments” which establishes the recognition of share-based payments. When an entity purchases goods or pays services with equity instruments, the NIF D-8 requires the entity to recognize those goods and services at fair value and the corresponding increase in equity. If an entity cannot determine the fair value of goods and services, it should determine it using an indirect method, based on fair value of the equity instruments. The adoption of NIF D-8 did not have an impact on the Company’s consolidated financial statements.

Adoption of IFRS

The Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission, or CNBV) announced that from 2012, all public companies listed in Mexico must report their financial information in accordance with International Financial Reporting Standards (“IFRS”). Since 2006, the CINIF (Mexican Board of Research and Development of Financial Reporting Standards) has been modifying Mexican Financial Reporting Standards in order to ensure their convergence with IFRS.

Coca-Cola FEMSA will adopt IFRS beginning in January 1, 2012 with a transition date to IFRS of January 1, 2011. The consolidated financial statements of the Company for 2012 will be presented in accordance with IFRS as issued by the International Accounting Standards Board (IASB). The SEC has previously changed its rules to allow foreign private issuers that report under IFRS as issued by the IASB to not reconcile their financial statements to Generally Accepted Accounting Principles in the United States of America (U.S. GAAP).

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

		Local Currencies to Mexican Pesos
		Average Exchange Rate for						Exchange Rate as of December 31
Country	Functional / Recording Currency		2011		2010		2009		2011(1)		2010 (1)
Mexico	Mexican peso	Ps.	1.00	Ps.	1.00	Ps.	1.00	Ps.	1.00	Ps.	1.00
Guatemala	Quetzal		1.59		1.57		1.66		1.79		1.54
Costa Rica	Colon		0.02		0.02		0.02		0.03		0.02
Panama	U.S. dollar		12.43		12.64		13.52		13.98		12.36
Colombia	Colombian peso		0.01		0.01		0.01		0.01		0.01
Nicaragua	Cordoba		0.55		0.59		0.67		0.61		0.56
Argentina	Argentine peso		3.01		3.23		3.63		3.25		3.11
Venezuela (2)	Bolivar		2.89		2.97		6.29		3.25		2.87
Brazil	Reais		7.42		7.18		6.83		7.45		7.42

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

Beginning in 2003, the government of Venezuela established a fixed exchange rate control of 2.15 bolivars per U.S. dollar. The Company has operated under exchange controls in Venezuela since 2003 that affect its ability to remit dividends abroad or make payments other than in local currencies and that may increase the real price to us of raw materials purchased in local currency.

In January 2010, the Venezuelan government announced a devaluation of its official exchange rates and the establishment of a multiple exchange rate system which considers 2.60 bolivars to one U.S. dollar for high priority categories, 4.30 bolivars to one U.S. dollar for non-priority categories, and recognizes the existence of other exchange rates in which the government shall intervene. As a result of this devaluation, the balance sheet of the Company’s Venezuelan subsidiary reflected a reduction in shareholders’ equity of Ps. 3,700 million which was accounted for as a component of other comprehensive income (cumulative translation adjustment), in accordance with MFRS B-15 “Translation of Foreign Currencies”, at the time of the devaluation in January 2010.

In December 2010, the Venezuelan Government authorities announced a change in the authorized exchange rates, by which the preferential rate of 2.60 bolivars to one U.S. dollar was eliminated.

Intercompany financing balances with foreign subsidiaries are considered as long-term investments, since there is no plan to pay down such financing in the foreseeable future. Monetary gain and losses and exchange gain and losses on these balances are recorded in shareholders’ equity as part of the cumulative translation adjustment, which is presented as part of cumulative other comprehensive income.

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

As of December 31, 2011, the operations of the Company are classified as follows considering the cumulative inflation of the three preceding years. The following classification also applies to 2010:

		Cumulative Inflation	Type of
	Inflation 2011	2008-2010	Economy
Mexico	3.8%	15.2%	Non-Inflationary
Guatemala	6.2%	15.0%	Non-Inflationary
Colombia	3.7%	13.3%	Non-Inflationary
Brazil	6.5%	17.4%	Non-Inflationary
Panama	6.3%	14.1%	Non-Inflationary
Venezuela	27.6%	108.2%	Inflationary
Nicaragua (1)	7.6%	25.4%	Inflationary
Costa Rica (1)	4.7%	25.4%	Inflationary
Argentina	9.5%	28.1%	Inflationary

(1) Costa Rica and Nicaragua have been considered inflationary economies in 2009, 2010 and 2011. While the cumulative inflation for 2008-2010 was less than 26%, inflationary trends in these countries continue to support this classification.

b) Cash and Cash Equivalents
Cash and Cash Equivalents:

Cash consists of bank deposits. Cash equivalents consist principally of short-term bank deposits and highly liquid investments, for example those with purchased maturities of three months or less and are recorded at their acquisition cost plus interest income not yet received, which is similar to market prices. As of December 31, 2011, and 2010, cash equivalents were Ps. 8,773 and Ps. 9,938, respectively.

Restricted Cash:

Additionally, as of December 31, 2011 and 2010, the Company has restricted cash as collateral against accounts payable in different currencies.

		2011		2010
Venezuelan bolivars	Ps.	324	Ps.	143
Brazilian reais		164		249
Argentinian Pesos		–		2
	Ps.	488	Ps.	394

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

The following is a detail of available-for-sale securities:
December 31, 2011		Cost		Gross unrealized gain		Fair Value
Debt securities, USD denominated	Ps.	326	Ps.	4	Ps.	330

d) Allowance for doubtful accounts

Allowance for doubtful accounts is based on an evaluation of the aging of the receivable portfolio and the economic situation of the Company’s clients, as well as the Company’s historical loss rate on receivables and the economic environment in which the Company operates. The carrying value of accounts receivable approximates its fair value as of both December 31, 2011 and 2010.

e) Inventories and Cost of Goods Sold:

Inventories represent the acquisition or production cost which is incurred when purchasing or producing a product, and are valued using the average cost method. Inventories are measured at the lower of cost or net realizable value. Advances to suppliers of raw materials that do not transfer the risks and benefits to the Company are included as part of other current assets. Advances from prior years that met this feature have been reclassified from inventories to other current assets for comparison purposes.

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

f) Other Current Assets:

Other current assets are comprised of payments for goods and services whose inherent risks and benefits have not been transferred to the Company and that will be received over the next 12 months, the fair market value of derivative financial instruments with maturity dates of less than one year (see Note 4v), and long-lived assets available for sale that will be sold within the following year.

Prepaid expenses principally consist of advances to suppliers of raw materials, advertising, promotional, leasing and insurance expenses, and are recognized in the appropriate balance sheet or income statement caption when the risks and benefits have already been transferred to the Company and/or goods, services or benefits are received.

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

h) Returnable and Non-Returnable Bottles:

The Company has two types of bottles; returnable and non-returnable.

• Non-returnable: Are recorded in the results of operations at the time of product sale.

• Returnable: Are classified as long-lived assets as a component of property, plant and equipment.

Returnable bottles are recorded at acquisition cost for countries with inflationary economy then restated applying inflation factors as of the balance sheet date, according to NIF B-10.

• There are two types of returnable bottles:

• Those that are in the Company’s control within its facilities, plants and distribution centers; and

Those that have been placed in the hands of customers, but still belong to the Company.

Depreciation of returnable bottles is computed using the straight-line method over acquisition cost. The Company estimates depreciation rates considering their estimated useful lives.

Returnable bottles that have been placed in the hands of customers are subject to an agreement with a retailer pursuant to which the Company retains ownership. These bottles are monitored by sales personnel during periodic visits to retailers and the Company has the right to charge any breakage identified to the retailer. Bottles that are not subject to such agreements are expensed when placed in the hands of retailers.

The Company’s returnable bottles in the market and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is depreciated according to their useful lives.

i) Property, Plant and Equipment, net:

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction. The comprehensive financing result related to the acquisition or construction of qualifying asset is capitalized as part of the cost of that asset.

Major maintenance costs are capitalized as part of total acquisition cost. Routine maintenance and repair costs are expensed as incurred.

Investments in progress consist of long-lived assets not yet in service, in other words, that are not yet used for the purpose that they were bought, built or developed. The Company expects to complete those investments during the following 12 months.

Depreciation is computed using the straight-line method over acquisition cost. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted and depreciated for as separate items (major components) of property, plant and equipment. The Company estimates depreciation rates, considering the estimated useful lives of the assets.

The estimated useful lives of the Company’s principal assets are as follows:
Years
Buildings and construction	40–50
Machinery and equipment	10–20
Distribution equipment	7–15
Refrigeration equipment	5–7
Returnable bottles	1.5–4
Other equipment	3–10

j) Other Assets:

Other assets represent payments whose benefits will be received in future years and consists of the following:

• Agreements with customers for the right to sell and promote the Company’s products over a certain period. The majority of the agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract, with the amortization presented as a reduction of net sales. During the years ended December 31, 2011, 2010 and 2009, such amortization aggregated to Ps. 803, Ps. 553 and Ps. 604, respectively. The costs of agreements with terms of less than one year are recorded as a reduction in net sales when incurred.

• Leasehold improvements are amortized using the straight-line method over the shorter of either the useful life of the assets or the related lease term. In countries considered inflationary, these assets are restated for inflation. The amortization of leasehold improvements for the years ended December 31, 2011, 2010 and 2009 was Ps. 18, Ps. 19 and Ps. 20, respectively.

k) Leases:

Building and equipment leases are capitalized if: i) the contract transfers ownership of the leased asset to the lessee at the end of the lease, ii) the contract contains an option to purchase the asset at a reduced price, iii) the lease period is substantially equal to the remaining useful life of the leased asset (75% or more) or iv) the present value of future minimum payments at the inception of the lease is substantially equal to the market value of the leased asset, net of any residual value (90% or more).

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

The Company’s intangible assets with indefinite life mainly consist of rights to produce and distribute Coca-Cola trademark products in the Company’s territories. Intangible assets with indefinite life also include goodwill. Distribution rights are contained in agreements that are standard contracts that The Coca-Cola Company has with its bottlers. In Mexico, the Company has seven bottler agreements; the agreements for two territories expire in June 2013, for other two territories expire in May 2015 and, additionally, three contracts that arose from the acquisition of Grupo Tampico and Grupo CIMSA businesses, which expire in September 2014, April 2016 and July 2016. The Company’s bottler agreements with The Coca-Cola Company will expire for our territories in the following countries: Argentina in September 2014; Brazil in April 2014; Colombia in June 2014; Venezuela in August 2016; Guatemala in March 2015; Costa Rica in September 2017; Nicaragua in May 2016; and Panama in November 2014. All of the Company’s bottler agreements are renewable for ten-year terms. These bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew the agreement. In addition, these agreements generally may be terminated in the case of material breach. Termination would prevent the Company from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on the Company’s business, financial conditions, results from operations and prospects.

Goodwill represents the excess of the acquisition cost over the fair value of identifiable net assets of the territory on the acquisition date. It equates to synergies both existing in the acquired operations and those further expected to be realized upon integration. Goodwill recognized separately is tested annually for impairment and is carried at cost, less accumulated impairment losses. Gains and losses on the sale of an entity include the carrying amount of the goodwill related to that entity. Goodwill is allocated to cash-generating units (CGU) in order to test for impairment losses. The allocation is made to CGUs that are expected to benefit from the business combination that generated the goodwill.

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

For the years ended December 31, 2011, 2010 and 2009, the Company has not recorded any impairment related to its long-lived assets.

n) Payments from The Coca-Cola Company:

The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Company’s refrigeration equipment and returnable bottles investment program. Contributions received by the Company for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the investment in refrigeration equipment and returnable bottles items. Contributions received were Ps. 2,561, Ps. 2,386 and Ps. 1,945; during the years ended December 31, 2011, 2010 and 2009, respectively.

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

During 2007 and 2008, the Company sold certain of its private label brands to The Coca-Cola Company. Because the Company has significant continuing involvement with these brands, proceeds received from The Coca-Cola Company were initially deferred and are being amortized against the related costs of future product sales over the estimated period of such sales. The balance of unearned revenues as of December 31, 2011 and 2010 amounted to Ps. 302 and Ps. 547, respectively. The short-term portions of such amounts are presented as other current liabilities, amounted Ps. 197 and Ps. 276 at December 31, 2011 and 2010, respectively.

r) Operating Expenses:

Operating expenses are comprised of administrative and selling expenses. Administrative expenses include labor costs (salaries and other benefits) of employees not directly involved in the sale of the Company’s products, as well as professional service fees, the depreciation of office facilities and the amortization of capitalized information technology system implementation costs. Selling expenses include:

• Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, depreciation of returnable bottles, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2011, 2010 and 2009, these distribution costs amounted to Ps. 15,125, Ps. 12,774 and Ps. 13,395, respectively;

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

u) Comprehensive Financing Result:

The comprehensive financing result includes interest, foreign exchange gain and losses, market value gain or loss on ineffective portion of derivative financial instruments and gain or loss on monetary position, except for those amounts capitalized and those that are recognized as part of the cumulative other comprehensive income, and are described as follows:

• Interest: Interest income and expenses are recorded when earned or incurred except for capitalized interest incurred on the financing of longterm assets;

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

• During the year ended December 31, 2011, the Company capitalized Ps. 156 in comprehensive financing result. Capitalization of comprehensive financing result is based on a capitalization rate of 5.8%, applied to the long-term assets investments that require one year or more for the Company to ready the asset for its intended use. For the years ended December 31, 2010 and 2009, the Company capitalized Ps. 12 and Ps. 55, based on a capitalization rate of 5.3% and 7.2%, respectively.

v) Derivative Financial Instruments:

The Company is exposed to different risks related to cash flows, liquidity, market and credit. As a result, the Company contracts different derivative financial instruments in order to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies, the risk of exchange rate and interest rate fluctuations associated with its borrowings denominated in foreign currencies and the exposure to the risk of fluctuation in the costs of certain U.S. dollar denominated raw materials.

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

As of December 31, 2011 and 2010, the balance in other current assets of derivative financial instruments was Ps. 345 and Ps. 16 (see Note 8), and in other assets Ps. 1 at December 31, 2010 (see Note 12). The Company recognized liabilities regarding derivative financial instruments in other current liabilities of Ps. 8 and Ps. 19, at December 31, 2011 and 2010, respectively (see note 24a), and other liabilities of Ps. 424 and Ps. 498 as of the same dates (see note 24b).

The Company designates its financial instruments as cash flow hedges at the inception of the hedging relationship, when transactions meet all hedging accounting requirements. For cash flow hedges, the effective portion is recognized temporarily in cumulative other comprehensive income within shareholders’ equity and subsequently reclassified to current earnings at the same time the hedged item is recorded in earnings. When derivative financial instruments do not meet all of the accounting requirements for hedging purposes, the change in fair value is immediately recognized in net income. For fair value hedges, the changes in the fair value are recorded in the consolidated results in the period the change occurs as part of the market value gain or loss on ineffective portion of derivative financial instruments.

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

The cumulative balances of the Company’s components of controlling other comprehensive income (loss), net of deferred income taxes (see Note 23d), are as follows:

				2011		2010
Cumulative translation adjustment (net of deferred income tax of Ps. 804 in 2011 and Ps. 134 in 2010)			Ps.	4,364	Ps.	1,000
Unrealized gain on marketable securities				4		–
Unrealized loss on cash flow hedges				44		16
			Ps.	4,412	Ps.	1,016

The changes in the cumulative translation adjustment balance were as follows:
		2011		2010		2009
Initial balance	Ps.	1,000	Ps.	3,055	Ps.	118
Translation effect		3,343		(2,078)		2,877
Foreign exchange effect from intercompany long-term loans		21		23		60
Ending balance	Ps.	4,364	Ps.	1,000	Ps.	3,055

x) Issuance of Stock:

The Company recognizes the issuance of own or a subsidiary’s stock as a capital transaction. The difference between the book value of the shares issued and the amount contributed by the non-controlling interest holder or third party is recorded as additional paid-in capital.

y) Earnings per Share:

Earnings per share are computed by dividing net controlling income by the average weighted number of shares outstanding during the period.

z) Business Combinations:

The Company has entered into certain acquisitions. These business combinations have been accounted for using the acquisition method of accounting which includes an allocation of the estimated fair value of the purchase price to the net assets acquired. The Company’s financial statements are impacted by the manner in which the Company allocates the purchase price in a business combination. Assets that are considered to be depreciable in nature (such as the fair value of acquired property, plant and equipment) will reduce future operating results as they are depreciated. Conversely, goodwill, distribution rights, and certain other intangible assets are of a non- amortizing nature, therefore there is no prospective income statement impact presuming such amounts remain recoverable. The purchase price allocation includes the purchase price which is the fair value of securities issued and any contingent consideration. The valuation of the individual assets, in particular intangible assets related to assets such as distribution rights, etc., require the Company to make significant assumptions, an also require judgments and estimates. A change in any of these estimates or judgments could change the amount of the purchase price to be allocated to the particular asset or liability.

Note 5. Acquisitions.

The Company has made certain business acquisitions that were recorded using the purchase method. The results of the acquired the business, as disclosed below. Therefore, the consolidated income statements and the consolidated balance sheets in the years of such acquisitions are not comparable with previous periods. i) On October 10, 2011, the Company completed the acquisition of 100% of Administradora de Acciones del Noreste, S.A. de C.V. (“Grupo Tampico”), a bottler of Coca-Cola trademark products in the states of Tamaulipas, San Luis Potosí, and Veracruz, as well as in parts of the states of Hidalgo, Puebla and Queretaro. This acquisition was made so as to reinforce the Company’s leadership position in Mexico and Latin America. The transaction involved: (i) the issuance of 63,500,000 shares of previously unissued Company L shares and (ii) the assumption of certain debt of Ps. 2,436, in exchange for 100% share ownership of Grupo Tampico, which was accomplished through a merger. The total purchase price was Ps. 10,264, based on a share price of Ps. 123.27 per share on October 10, 2011. Transaction related costs of Ps. 20 were expensed by the Company as incurred as required by Mexican FRS, and recorded as a component of administrative expenses in the accompanying consolidated statements of income. Grupo Tampico was included in operating results from October, 2011.

The Company’s estimate of fair value of the Grupo Tampico’s net assets acquired is as follows:
Balance Sheet
Total current assets, including cash acquired of Ps. 22	Ps.	461
Total non-current assets		2,529
Distribution rights		5,499
Total assets		8,489
Total liabilities		(804)
Net assets acquired		7,685
Goodwill		2,279
Total purchase price	Ps.	10,264

.
The condensed income statement of Grupo Tampico for the period from October to December, 2011 is as follows:
Income Statement
Total revenues	Ps.	1,056
Income from operations		117
Income before taxes		43
Net income		31

ii) On December 9, 2011, the Company completed the acquisition of 100% of Corporación de los Angeles, S.A. de C.V (“Grupo CIMSA”) a bottler of Coca-Cola trademark products which operates mainly in the states of Morelos and Mexico, as well as in parts of the states of Guerrero and Michoacan, Mexico. This acquisition was also made so as to reinforce the Company’s leadership position in Mexico and Latin America. The transaction involved the issuance of 75,423,728 shares of previously unissued Company L shares along with the cash payment prior to closing of Ps. 2,100 in exchange for 100% share ownership of Grupo CIMSA, which was accomplished through a merger. The total purchase price was Ps. 11,117 based on a share price of Ps. 119.55 per share on December 9, 2011. Transaction related costs of Ps. 24 were expensed by the Company as incurred as required by Mexican FRS, and recorded as a component of administrative expenses in the accompanying consolidated statements of income. Grupo CIMSA was included in operating results from December, 2011.

The Company’s preliminary estimate of fair value of the Grupo CIMSA’s net assets acquired is as follows:
Balance Sheet
Total current assets, including cash acquired of Ps. 188	Ps.	737
Total non-current assets		2,802
Distribution rights		6,228
Total assets		9,767
Total liabilities		(586)
Net assets acquired		9,181
Goodwill		1,936
Total purchase price	Ps.	11,117

The Company’s purchase price allocation is preliminary in nature in that its estimation of the fair value of property and equipment and distribution rights is pending receipt of final valuation reports by a third-party valuation experts. To date, only draft reports have been received.

The condensed income statement of Grupo CIMSA for December, 2011 is as follows:
Income Statement
Total revenues	Ps.	429
Income from operations		60
Income before taxes		32
Net income		23

iii) In February 2009, the Company, along with The Coca-Cola Company, completed the acquisition of certain assets of the Brisa bottled water business in Colombia. This acquisition was made so as to strengthen the Company position in the local water business in Colombia. The Brisa bottled water business was previously owned by a subsidiary of SABMiller. The terms of the transaction called for an initial purchase price of $92, of which $46 was paid by the Company, and $46 by The Coca-Cola Company. The Brisa brand and certain other intangible assets were acquired by The Coca-Cola Company, while production related property and equipment and inventory was acquired by the Company. The Company also acquired the distribution rights over Brisa products in its Colombian territory. In addition to the initial purchase price, contingent purchase consideration also existed related to the net revenues of the Brisa bottled water business subsequent to the acquisition. The total purchase price incurred by the Company was Ps. 730, consisting of Ps. 717 in cash payments, and accrued liabilities of Ps. 13. Transaction related costs were expensed by the Company as incurred as required by Mexican FRS. Following a transition period, Brisa was included in operating results beginning June 1, 2009.

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

iv) Unaudited Pro Forma Financial Data.

The following unaudited consolidated pro forma financial data represent the Company’s historical financial statements, adjusted to give effect to (i) the acquisition of Grupo Tampico and Grupo CIMSA mentioned in the preceding paragraphs; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired companies.

The unaudited pro forma adjustments assume that the acquisitions were made at the beginning of the year immediately preceding the year of acquisition and are based upon available information and other assumptions that management considers reasonable. The pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been, had the transactions in fact occurred at the beginning of each year, nor are they intended to predict the Company’s future results of operations.

			Unaudited pro forma consolidated financial data for the period January 1 - December 31,
				2011		2010
Total revenues			Ps.	132,552	Ps.	111,710
Income before taxes				17,866		15,454
Net income			Ps.	12,019	Ps.	10,968
Earnings per share			Ps.	6.15	Ps.	5.67

Brisa business is not included for this pro forma consolidated financial data since it was acquired in 2009.

Note 6. Accounts Receivable, net.
				2011		2010
Trade receivables			Ps.	6,533	Ps.	4,616
Short-term trade customer notes receivable				74		232
Allowance for doubtful accounts				(298)		(223)
The Coca-Cola Company (related party) (Note 13)				1,157		1,030
FEMSA and subsidiaries (Note 13)				314		161
Other related parties (Note 13)				157		114
Other				697		433
			Ps.	8,634	Ps.	6,363

The changes in the allowance for doubtful accounts are as follows:
		2011		2010		2009
Opening balance	Ps.	223	Ps.	215	Ps.	185
Allowance for the year		153		113		78
Charges and write-offs of uncollectible accounts		(86)		(95)		(73)
Restatement of beginning balance in inflationary economies		8		(10)		25
Ending balance	Ps.	298	Ps.	223	Ps.	215

Note 7. Inventories, net.
		2011		2010
Finished products	Ps.	2,559	Ps.	1,732
Raw materials		2,835		2,032
Spare parts		626		596
Packing material		153		128
Inventories in transit		1,428		422
Allowance for obsolescence		(106)		(105)
Other		78		202
	Ps.	7,573	Ps.	5,007

Note 8. Other Current Assets.
		2011		2010
Prepaid expenses	Ps.	1,070	Ps.	528
Long-lived assets available for sale		25		123
Agreements with customers		194		90
Derivative financial instruments (Note 19)		345		16
Other		43		117
	Ps.	1,677	Ps.	874

Prepaid expenses as of December 31, 2011 and 2010 are as follows:
		2011		2010
Advances for inventories	Ps.	449	Ps.	124
Advertising and promotional expenses paid in advance		209		200
Advances to service suppliers		220		147
Prepaid insurance		47		20
Other		145		37
	Ps.	1,070	Ps.	528

Advertising and deferred promotional expenses recorded in the consolidated income statements for the years ended December 31, 2011, 2010 and 2009 amounted to Ps. 4,508, Ps. 3,979 and Ps. 3,278, respectively.

Note 9. Investment in Shares.
Investee	Ownership%		2011		2010
Industria Envasadora de Queretaro, S.A. de C.V.(“IEQSA”) (1)(3)	19.2%	Ps.	100	Ps.	67
Jugos del Valle, S.A.P.I. de C.V. (1)(3)	24.0%		819		603
KSP Partiçipações, LTDA (1)	38.7%		102		93
Sistema de Alimentos e Bebidas Do Brasil, LTDA (SABB) (1)(3)	19.7%		931		–
Sucos del Valle do Brasil, LTDA (1)(3)	19.9%		–		340
Mais Industria de Alimentos, LTDA (1)(3)	19.9%		–		474
Estancia Hidromineral Itabirito, LTDA (1)	50.0%		142		87
Holdfab2 Partiçipações Societárias, LTDA (“Holdfab2”) (1)	27.7%		262		300
Industria Mexicana de Reciclaje, S.A. de C.V. (1)	35.0%		70		69
Beta San Miguel, S.A. de C.V. (“Beta San Miguel”) (2)	2.5%		69		69
Compañía Panameña de Bebidas, S.A.P.I., S.A. de C.V. (1)	50.0%		703		–
Dispensadoras de Café, S.A.P.I. de C.V. (1)	50.0%		161		–
Promotora Industrial Azucarera, S.A. de C.V. (2)	13.2%		281		–
Other	Various		16		6
		Ps.	3,656	Ps.	2,108

Accounting method:

(1) Equity method. The date of the financial statements of the investees used to account for the equity method is December 2011 and 2010.

(2) Lower of acquisition cost and estimated fair value.

(3) The Company has significant influence due to the fact that it has representation on the Board of Directors and the ability to influence operating decisions of the investee.

In August 2010, the Company made an investment for approximately Ps. 295 (R$ 40 million) in Holdfab2 representing 27.7%. Holdfab2 has a 50% investment in Leao Junior, a tea production company in Brazil.

During 2010, the shareholders of Jugos del Valle, including the Company, agreed to a restructuring which resulted in a spin-off the distribution rights to the various shareholders. This reorganization resulted in a decrease of the Company´s investment in shares of Ps. 735 and an increase to in its intangible assets (distribution rights of a separate legal entity) for the same amount. During 2011, the Company increased its ownership percentage in Jugos del Valle from 19.8% to 24% as a result of the holdings of the acquired companies disclosed in Note 5.

On March 28, 2011 the Company made an initial investment for Ps. 620, together with The Coca-Cola Company in Compañía Panameña de Bebidas S.A.P.I. de C.V. (Grupo Estrella Azul), a Panamanian conglomerate in the dairy and juice-based beverage categories business in Panama. The investment represents 50% of ownership percentage.

During June 2011, a reorganization of the Brazilian investments occurred by way of a merger of the companies Sucos del Valle do Brasil, LTDA and Mais Industria de Alimentos, LTDA giving rise to a new company by the name of Sistema de Alimentos e Bebidas do Brasil, LTDA.

As mentioned in Note 5, on December 9, 2011, the Company completed the acquisition of 100% of Corporación de los Angeles, S.A. de C.V. (“Grupo CIMSA”). As part of the acquisition of Grupo CIMSA, the Company also acquired a 13.2% equity interest in Promotora Industrial Azucarera S.A de C.V.

Note 10. Property, Plant and Equipment, net
2010		Land		Buildings		Machinery and equipment		Refrigeration equipment		Construction in progress		Assets stated at net realizable value		Bottles		Others		Total
Balance at January 1, 2010	Ps.	3,661	Ps.	9,905	Ps.	30,564	Ps.	9,173	Ps.	2,364	Ps.	288	Ps.	2,029	Ps.	527	Ps.	58,511
Purchases		–		196		1,091		977		3,454		–		1,013		115		6,846
Transfer (to)/from assets
classified as held for sale		(64)		7		20		–		–		71		–		–		34
Disposals		(27)		(112)		(1,340)		(540)		–		(30)		(611)		(32)		(2,692)
Effects of changes in foreign
exchange rates		(269)		-		(5,093)		(730)		(496)		(140)		–		(214)		(6,942)
Changes in value on the
recognition of inflation effects		98		467		1,042		249		47		–		14		64		1,981
Transfer of completed
projects in progress		–		235		1,702		700		(3,046)		–		409		–		–
Capitalization of comprehensive
financing result		–		-		–		–		(33)		–		–		–		(33)
Balance at
December 31, 2010	Ps.	3,399	Ps.	10,698	Ps.	27,986	Ps.	9,829	Ps.	2,290	Ps.	189	Ps.	2,854	Ps.	460	Ps.	57,705

2011		Land		Buildings		Machinery and equipment		Refrigeration equipment		Construction in progress		Assets stated at net realizable value		Bottles		Others		Total
Balance at January 1, 2011	Ps.	3,399	Ps.	10,698	Ps.	27,986	Ps.	9,829	Ps.	2,290	Ps.	189	Ps.	2,854	Ps.	460	Ps.	57,705
Purchases		1		228		645		1,364		3,664		–		1,258		184		7,344
Transfer (to)/from assets
classified as held for sale		125		108		6		–		–		(42)		–		–		197
Disposals		(51)		(26)		(1,813)		(463)		–		(89)		(694)		(114)		(3,250)
Assets acquired in business
combinations		597		1,103		2,309		314		202		-		183		-		4,708
Effects of changes in
foreign exchange rates		183		-		1,686		481		107		20		110		44		2,631
Changes in value on the
recognition of inflation effects		113		571		1,345		301		83		–		31		11		2,455
Transfer of completed
projects in progress		23		244		2,281		380		(3,326)		–		398		–		–
Capitalization of comprehensive
financing result		–		-		–		–		(14)		–		–		–		(14)
Balance at December 31, 2011	Ps.	4,390	Ps.	12,926	Ps.	34,445	Ps.	12,206	Ps.	3,006	Ps.	78	Ps.	4,140	Ps.	585	Ps.	71,776

Depreciation -2010	Buildings		Machinery and equipment		Refrigeration equipment		Bottles		Others		Total
Balance as at January 1, 2010	Ps.	(3,045)	Ps.	(18,141)	Ps.	(6,016)	Ps.	(171)	Ps.	(195)	Ps.	(27,568)
Transfer from assets
classified as held for sale		-		64		–		–		–		64
Disposals		31		1,165		528		215		1		1,940
Depreciation for the period		(228)		(1,528)		(826)		(701)		(51)		(3,334)
Effects of changes in foreign exchange rates		-		3,233		642		56		85		4,016
Changes in value on the
recognition of inflation effects		(224)		(533)		(177)		–		(15)		(949)
Balance at December 31, 2010	Ps.	(3,466)	Ps.	(15,740)	Ps.	(5,849)	Ps.	(601)	Ps.	(175)	Ps.	(25,831)

Depreciation -2011	Buildings		Machinery and equipment		Refrigeration equipment		Bottles		Others		Total
Balance as at January 1, 2011	Ps.	(3,466)	Ps.	(15,740)	Ps.	(5,849)	Ps.	(601)	Ps.	(175)	Ps.	(25,831)
Transfer to/(from) assets classified as held for sale		(46)		7		–		–		–		(39)
Disposals		1		1,704		206		201		64		2,176
Depreciation for the period		(267)		(1,882)		(1,080)		(894)		(56)		(4,179)
Effects of changes in
foreign exchange rates		-		(936)		(340)		22		(18)		(1,272)
Changes in value on the
recognition of inflation effects		(300)		(646)		(166)		–		(17)		(1,129)
Balance at December 31, 2011	Ps.	(4,078)	Ps.	(17,493)	Ps.	(7,229)	Ps.	(1,272)	Ps.	(202)	Ps.	(30,274)

Carrying Amount	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Construction in progress		Assets Stated in Net Realizable Value			Bottles and Cases		Others		Total
As at January 1, 2010	Ps.	3,661	Ps.	6,860	Ps.	12,423	Ps.	3,157	Ps.	2,364	Ps.	288	Ps.	1,858	Ps.	332	Ps.	30,943
As at December 31, 2010		3,399		7,232		12,246		3,980		2,290		189		2,253		285		31,874
As at December 31, 2011		4,390		8,848		16,952		4,977		3,006		78		2,868		383		41,502

The Company has identified certain long-lived assets that are not strategic to its current or future business and are not being used. Such assets are comprised of land, buildings and equipment, in accordance with an approved program for the disposal of certain investments. These longlived assets have been recorded at their estimated net realizable value without exceeding their acquisition cost and are presented in the property, plant and equipment caption, as shown below by location:

	2011		2010
Brazil	Ps.	–	Ps.	33
Venezuela		55		96
Panama		17		37
Costa Rica		3		12
Nicaragua		3		9
Guatemala		–		2
	Ps.	78	Ps.	189
Land	Ps.	38	Ps.	100
Buildings, machinery and equipment		40		89
	Ps.	78	Ps.	189

As a result of selling certain long-lived assets, the Company recognized losses (gains) of Ps. 5, Ps. 41 and Ps. (8), for the years ended December 31, 2011, 2010 and 2009, respectively.

The estimated total amount of the construction projects in process is Ps. 2,007, which is expected to be completed within a period not exceeding one year.

As mentioned in Note 4u), during the years ended December 31, 2011, 2010 and 2009 the Company capitalized Ps. (14), Ps. (33), and 13, respectively in comprehensive financing costs in relation to Ps. 256, Ps. 708 and Ps. 158 in qualifying assets. Amounts were capitalized assuming an annual capitalization rate of 5.8%, 5.3%, and 7.2%, respectively. For the years ended December 31, 2011, 2010 and 2009 the comprehensive financing result is analyzed as follows:

		2011		2010		2009
Comprehensive financing result	Ps.	1,214	Ps.	1,240	Ps.	1,428
Amount capitalized (1)		156		12		55
Net amount in income statements	Ps.	1,058	Ps.	1,228	Ps.	1,373

(1)Amount capitalized in property, plant and equipment and amortized intangible assets.

Note 11. Intangible Assets, net.

		2011		2010
Unamortized intangible assets:
Rights to produce and distribute Coca-Cola trademark products in the territories of (1):
Mexico, Central America (2), Venezuela, Colombia and Brazil	Ps.	46,413	Ps.	44,157
Argentina, Buenos Aires		339		297
Mexico, Tapachula, Chiapas		132		132
Costa Rica, Compañía Latinoamericana de Bebidas		142		148
Argentina (CICAN)		16		14
Mexico (Agua de los Angeles)		18		18
Brazil (REMIL)		2,880		2,866
Colombia (Brisa) (Note 5)		786		705
Distribution rights of Jugos del Valle trademark products		886		735
Distribution rights of Mundet trademark beverages in Puebla, Mexico		97		97
Distribution rights of Grupo Tampico (Note 5)		5,499		–
Distribution rights of Grupo CIMSA (Note 5)		6,228		–
Goodwill from Grupo Tampico acquisition - Mexico (Note 5)		2,579		–
Goodwill from Grupo CIMSA acquisition - Mexico (Note 5)		1,936		–
Other		85		–
Amortized intangible assets:
Systems in development costs		1,743		1,788
Cost of systems implementation, net		891		248
Other		5		8
	Ps.	70,675	Ps.	51,213

(1) Territories in the table above are grouped based upon their specific acquisition transaction. For example, production and distribution rights in Mexico, Central America, Venezuela, Colombia and Brazil were all purchased from Panamco in 2003 and thus presented together.
(2) Includes Guatemala, Nicaragua, Costa Rica and Panama.

The changes in the carrying amount of unamortized intangible assets are as follows:
		2011		2010		2009
Beginning balance	Ps.	49,169	Ps.	49,520	Ps.	46,892
Acquisitions		16,478		832		695
Translation adjustment of foreign currency denominated intangible assets		2,389		(1,183)		1,933
Ending balance	Ps.	68,036	Ps.	49,169	Ps.	49,520

The changes in the carrying amount of amortized intangible assets are as follows:

	Investments Accumulated at the Beginning the Year		Additions		Transfer to of completed projects		Amortization Accumulated at the Beginning of the Year		For the Year		Capitalization of comprehensive financing Result		N et		Estimated Amortization Per Year
2011
Systems in development costs	Ps.	1,788	Ps.	249	Ps.	(464)	Ps.	–	Ps.	–	Ps.	170	Ps.	1,743	Ps.	–
Cost of systems
implementation, net		882		326		464		(634)		(147)		–		891		425
Other		15		–		–		(7)		(3)		–		5		3
2010
Systems in development costs	Ps.	1,188	Ps.	706	Ps.	(151)	Ps.	–	Ps.	–	Ps.	45	Ps.	1,788	Ps.	–
Cost of systems
implementation, net		694		37		151		(515)		(119)		–		248		306
Other		15		–		–		(4)		(3)		–		8		3
2009
Systems in development costs	Ps.	333	Ps.	813	Ps.	–	Ps.	–	Ps.	–	Ps.	42	Ps.	1,188	Ps.	170
Cost of systems
implementation, net		558		136		–		(344)		(171)		–		179		18
Other		15		–		–		(1)		(3)		–		11		3

As mentioned in Note 4u), during the years ended December 31, 2011, 2010 and 2009 the Company capitalized Ps. 170, Ps. 45 and Ps. 42, respectively in comprehensive financing costs in relation to Ps. 1,761, Ps. 1,221 and Ps. 687 in qualifying assets. Amounts were capitalized assuming an annual capitalization rate of 5.8%, 5.3%, and 7.2%, respectively and an estimated life of the qualifying assets of seven years.

The estimated amortization over the next five years of intangible assets with defined useful lives is as follows:
	2012		2013		2014		2015		2016
Systems amortization	Ps.	425	Ps.	365	Ps.	333	Ps.	314	Ps.	285
Others		3		2		–		–		–

Note 12. Other Assets.

		2011		2010
Agreements with customers, net (Note 4j)	Ps.	256	Ps.	186
Leasehold improvements, net		309		267
Long–term notes receivable to Grupo Estrella Azul, due 2021 (Note 13)		785		–
Long–term accounts receivable		20		15
Derivative financial instruments (Note 19)		–		1
Loan fees, net		57		56
Long–term prepaid advertising expenses		113		125
Guarantee deposits		942		893
Advances for acquisitions of property, plant and equipment		296		226
Prepaid bonuses		97		84
Other		375		232
	Ps.	3,250	Ps.	2,085

Note 13. Balances and Transactions with Related Parties and Affiliated Companies.

The consolidated balance sheets and income statements include the following balances and transactions with related parties and affiliated companies:

Balances		2011		2010
Assets (short-term included in accounts receivable)
FEMSA and subsidiaries	Ps.	314	Ps.	161
The Coca-Cola Company		1,157		1,030
Others		163		134
Grupo Estrella Azul		2		–
Assets (long-term included in other assets):
Grupo Estrella Azul		785		–
	Ps.	2,421	Ps.	1,325

Liabilities (included in suppliers and other liabilities and loans)
FEMSA and subsidiaries	Ps.	753	Ps.	603
The Coca-Cola Company		2,853		1,911
BBVA Bancomer, S.A. (1)		1,000		1,000
Banco Nacional de Mexico, S.A. (1)		–		500
Grupo Tampico		8		–
Grupo Estrella Azul		16		–
Other		704		388
	Ps.	5,334	Ps.	4,402

Regarding the tax consolidation with FEMSA, the balance to be transferred to its holding is for the amount Ps. 150 at December 31,2011 and is included in the taxes payable caption.

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2011, 2010 and 2009, there was no expense resulting from the uncollectibility of balances due from related parties.

Transactions		2011		2010		2009
Income:
Sales to affiliated parties	Ps.	2,186	Ps.	1,665	Ps.	1,300
Expenses:
Purchases of raw material, beer, assets and operating expenses
with FEMSA and subsidiaries		3,665		5,412		5,941
Purchases of concentrate from The Coca-Cola Company		21,183		19,371		16,863
Purchase of raw materials, beer and operating expenses with Heineken Group		3,343		2,619		–
Advertisement expenses refunded to The Coca-Cola Company		874		1,117		780
Purchases of sugar from Beta San Miguel		1,398		1,307		713
Purchase of sugar, cans and caps from Promotora Mexicana
de Embotelladores, S.A. de C.V.		701		684		783
Purchases from Jugos del Valle, S.A.P.I. de C.V.		1,248		1,206		1,044
Purchase of canned products from IEQSA		262		196		208
Interest paid to The Coca-Cola Company		7		5		25
Purchase of plastic bottles from Embotelladora del Atlantico, S.A.
(formerly Complejo Industrial Pet, S.A.)		61		52		54
Purchase of juice and milk powder from Grupo Estrella Azul		60		-		-
Interest expenses related to debt with BBVA Bancomer, S.A. (1)		51		52		65
Interest expenses related to debt with Banco Nacional de Mexico, S.A. (1)		6		26		33
Donations to Instituto Tecnologico y de Estudios Superiores de Monterrey, A.C. (1)		37		–		38
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B. (1)		20		29		39
Purchases from affiliated companies of Grupo Tampico		175		–		–
Other expenses with related parties		40		16		17

(1) One or more members of the Board of Directors or senior management of the Company are also members of the Board of Directors or senior management of the counterparties to these transactions.

The benefits and aggregate compensation paid to executive officers and senior management of the Company were as follows:
		2011		2010		2009
Short- and long-term benefits paid	Ps.	743	Ps.	748	Ps.	762
Severance indemnities		10		31		41

Note 14. Balances and Transactions in Foreign Currencies.

In accordance with NIF B-15, assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different than the recording, functional or reporting currency of each reporting unit. As of the end of December 31, 2011 and 2010, assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos are as follows:

				2011						2010
Balances		U.S. Dollars		Euros		Total	U.S. Dollars			Euros		Total
Assets
Short-term	Ps.	5,167	Ps.	–	Ps.	5,167	Ps.	7,154	Ps.	–	Ps.	7,154
Long-term		785		–		785		20		–		20
Liabilities
Short-term		1,964		41		2,005		1,250		245		1,495
Long-term		7,199		–		7,199		6,401		–		6,401

								2011		2010		2009
Transactions							U.S. Dollars		U.S. Dollars		U.S. Dollars
Revenues							Ps.	418	Ps.	429	Ps.	571
Expenses:
Purchases of raw materials							Ps.	8,753	Ps.	5,197	Ps.	6,907
Interest expense								338		282		148
Assets acquisitions								226		258		173
Other								623		651		682
							Ps.	9,940	Ps.	6,388	Ps.	7,910

As of April 25, 2012, the issuance date of these consolidated financial statements, the exchange rate published by “Banco de México” was Ps. 13.2087 Mexican pesos per one U.S. Dollar, and the foreign currency position was similar to that as of December 31, 2011.

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

a) Assumptions:

The Company annually evaluates the reasonableness of the assumptions used in its labor liability computations. Actuarial calculations for the liability for pension and retirement plans, seniority premiums and severance indemnities, as well as the net cost of labor obligations for the period, were determined using the following long-term assumptions:

	2011	2011	2010	2010	2009	2009
	Real	Nominal	Real	Nominal	Real	Nominal
	rates for	rates for	rates for	rates for	rates for	rates for
	inflationary	noninflationary	inflationary	noninflationary	inflationary	noninflationary
	countries	countries	countries	countries	countries	countries
Annual discount rate	1.5%-2.2%	5.5%-9.7%	1.5% - 2.6%	5.5% - 9.7%	1.5% - 3.0%	6.5% - 9.8%
Salary increase	1.0%-1.5%	4.0%-6.5%	1.5%	4.0% - 6.5%	1.5%	4.5% - 8.0%
Estimated return on plan assets	0.5%	7.0%-9.7%	0.5%	7.0% - 11.2%	1.5% - 3.0%	8.2% - 9.8%

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

Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and
		Retirement		Seniority		Severance
		Plans		Premiums	Indemnities
2012	Ps.	194	Ps.	10	Ps.	108
2013		119		9		98
2014		98		10		94
2015		98		11		92
2016		95		11		88
2017 to 2021		640		71		415

b) Balances of the Liabilities:
				2011		2010
Pension and retirement plans:
Vested benefit obligation			Ps.	586	Ps.	569
Non-vested benefit obligation				702		671
Accumulated benefit obligation				1,288		1,240
Projected benefit obligation				2,160		1,636
Pension plan funds at fair value				(1,068)		(774)
Unfunded projected benefit obligation				1,092		862
Unrecognized past services				(188)		(198)
Unamortized actuarial net loss				(5)		115
Total			Ps.	899	Ps.	779
Seniority premiums:
Vested benefit obligation for personnel with more than 15 years seniority				7		7
Non-vested benefit obligation for personnel with less than 15 years seniority				81		57
Accumulated benefit obligation				88		64
Projected benefit obligation				167		94
Seniority premium funds at fair value				(19)		–
Unfunded projected benefit obligation				148		94
Unamortized actuarial net loss				(7)		(11)
Total			Ps.	141	Ps.	83

Severance indemnities:
Accumulated benefit obligation				483		560
Projected benefit obligation				534		421
Unrecognized net transition obligation				(37)		(73)
Total			Ps.	497	Ps.	348
Total labor liabilities			Ps.	1,537	Ps.	1,210

Accumulated actuarial gains and losses are generated by differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the year.

c) Trust Assets:

Trust assets consist of fixed and variable-return financial instruments recorded at market value. Trust assets are invested as follows:

Type of instrument	2011	2010
Fixed Return:
Traded securities	2%	3%
Bank instruments	1%	3%
Federal government instruments of the respective countries	84%	76%
Variable Return:
Publicly-traded shares	13%	18%
	100%	100%

The Company has a policy of maintaining at least 30% of trust assets in treasury bills and/or fixed income investment companies. Objective portfolio guidelines have been established for the remaining percentage, and investment decisions are made to comply with those guidelines to the extent that market conditions and available funds allow.

The amounts of securities of the Company and related parties included in plan assets are as follows:
		2011		2010
Debt:
Grupo Industrial Bimbo, S.A.B. de C.V.	Ps.	2	Ps.	2
Grupo Televisa, S.A.B. de C.V.		3		–
Coca-Cola FEMSA, S.A.B. de C.V.		2		2
Grupo Financiero BBVA Bancomer, S.A.		17		–
Grupo Financiero Banorte, S.A.B. de C.V.		7		–
Capital:
Fomento Económico Mexicano, S.A.B. de C.V.		1		–
Coca-Cola FEMSA, S.A.B. de C.V.		5		–

During the years ended December 31, 2011, 2010 and 2009, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year.

d) Net Cost for the Year:
		2011		2010		2009
Pension and retirement plans:
Service cost	Ps.	103	Ps.	85	Ps.	88
Interest cost		137		119		115
Expected return on trust assets		(83)		(60)		(51)
Amortization of prior year services		11		11		1
Amortization of actuarial loss		2		(3)		11
	Ps.	170	Ps.	152	Ps.	164

Seniority premiums:
Service cost	Ps.	15	Ps.	11	Ps.	11
Interest cost		8		7		6
Amortization of net actuarial loss		2		3		–
	Ps.	25	Ps.	21	Ps.	17

Severance indemnities:
Service cost	Ps.	59	Ps.	52	Ps.	47
Interest cost		26		23		26
Amortization of unrecognized transition obligation		38		36		36
Amortization of net actuarial loss		28		49		23
		151		160		132
	Ps.	346	Ps.	333	Ps.	313

e) Changes in the Balance of the Obligations:
				2011		2010
Pension and retirement plans:
Initial balance			Ps.	1,636	Ps.	1,424
Service cost				103		85
Interest cost				137		119
Actuarial loss				61		102
Foreign exchange rate valuation loss (gain)				50		(3)
Benefits paid				(77)		(91)
Acquisitions				250		–
Ending balance			Ps.	2,160	Ps.	1,636
Seniority premiums:
Initial balance			Ps.	94	Ps.	85
Service cost				15		11
Interest cost				8		6
Actuarial (gain) loss				(1)		3
Benefits paid				(11)		(11)
Acquisitions				62		–
Ending balance			Ps.	167	Ps.	94
Severance indemnities:
Initial balance			Ps.	421	Ps.	426
Service cost				59		52
Interest cost				26		23
Actuarial loss				11		49
Benefits paid				(96)		(129)
Acquisitions				113		–
Ending balance			Ps.	534	Ps.	421

f) Changes in the Balance of the Trust Assets:

				2011		2010
Pension and retirement plans:
Initial balance			Ps.	774	Ps.	727
Actual return on trust assets				40		69
Foreign exchange rate valuation loss (gain)				5		(5)
Benefits paid				(12)		(17)
Acquisitions				229		–
Life annuities				32		–
Ending balance			Ps.	1,068	Ps.	774

		2011		2010
Seniority premiums:
Initial balance	Ps.	–	Ps.	–
Actual return on trust assets		(1)		–
Acquisitions		20		–
Ending balance	Ps.	19	Ps.	–

Following is presented the annual information relative to the different defined benefit obligations, for the year ended December 31, 2011 and the 4 preceding years:

		2011		2010		2009		2008		2007
Pension and retirement plans at December 31:
Projected benefit obligation	Ps.	2,160	Ps.	1,636	Ps.	1,424	Ps.	1,351	Ps.	1,188
Pension plan funds at fair value		(1,068)		(774)		(727)		(517)		(566)
Unfunded projected benefit obligation	Ps.	1,092	Ps.	862	Ps.	697	Ps.	834	Ps.	622

		2011		2010		2009		2008		2007
Seniority premiums at December 31:
Projected benefit obligation	Ps.	167	Ps.	94	Ps.	85	Ps.	79	Ps.	77
Seniority premium funds at fair value		(19)		–		–		–		–
Unfunded projected benefit obligation	Ps.	148	Ps.	94	Ps.	85	Ps.	79	Ps.	77

		2011		2010		2009		2008		2007
Severance indemnities at December 31:
Projected benefit obligation	Ps.	534	Ps.	421	Ps.	426	Ps.	392	Ps.	308

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

In addition, the Company provides a defined contribution plan of share compensation to certain key executives, consisting of an annual cash bonus to purchase FEMSA and Coca-Cola FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 20% per year. The 50% of Coca-Cola FEMSA’s annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options. As of December 31, 2011, 2010 and 2009, no options have been granted to employees.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded to income from operations and are paid in cash the following year. During the years ended December 31, 2011, 2010 and 2009, the bonus expense recorded amounted to Ps. 599, Ps. 547 and Ps. 630, respectively.

Note 17. Bank Loans and Notes Payable.

		At December 31, 2011
													Carrying			December
		2012		2013		2014		2015		2016	Thereafter			Value		31, 2010
Short-term debt:
Argentine pesos
Bank loans	Ps.	325	Ps.	–	Ps.	–	Ps.	–	Ps.	–	Ps.	–	Ps.	325	Ps.	507
Interest rate (1)		14.9%		–		–		–		–		–		14.9%		15.3%
Colombian pesos
Bank loans		295		–		–		–		–		–		295		1,072
Interest rate (1)		6.8%		–		–		–		–		–		6.8%		4.4%
Brazilian reais
Notes payable		–		–		–		–		–		–		–		36
Interest rate (1)		–		–		–		–		–		–		–		Various
Mexican pesos
Bank loans		18		–		–		–		–		–		18		–
Interest rate (1)		6.9%		–		–		–		–		–		6.9%		–
Subtotal	Ps.	638	Ps.	–	Ps.	–	Ps.	–	Ps.	–	Ps.	–	Ps.	638	Ps.	1,615
Long-term debt:
Fixed rate debt:
U.S. dollars
Senior Notes	Ps.	–	Ps.	–	Ps.	–	Ps.	–	Ps.	–	Ps.	6,990	Ps.	6,990	Ps.	6,179
Interest rate (1)		–		–		–		–		–		4.6%		4.6%		4.6%
Capital leases		–		–		–		–		–		–		–		4
Interest rate (1)		–		–		–		–		–		–		–		3.8%
Mexican pesos
Domestic Senior Notes
(Certificados Bursatiles) (2)		–		–		–		–		–		2,500		2,500		–
Interest rate (1)		–		–		–		–		–		8.3%		8.3%		–
Argentine pesos
Bank loans		514		81		–		–		–		–		595		684
Interest rate (1)		16.4%		15.7%		–		–		–		–		16.4%		16.5%
Brazilian reais
Notes payable		9		15		15		14		10		36		99		102
Interest rate (1)		4.5%		4.5%		4.5%		4.5%		4.5%		4.5%		4.5%		4.5%
Variable rate debt:
U.S. dollars
Bank loans		42		209		–		–		–		–		251		222
Interest rate (1)		0.7%		0.7%		–		–		–		–		0.7%		0.6%
Mexican pesos
Bank loans		67		266		1,392		2,825		–		–		4,550		4,550
Interest rate (1)		5.0%		5.0%		5.0%		5.0%		–		–		5.0%		5.1%
Domestic senior notes
(Certificados bursatiles) (2)		3,000		–		–		–		2,500		–		5,500		3,000
Interest rate (1)		4.7%		–		–		–		4.9%		–		4.8%		4.8%
Colombian pesos
Bank loans		1,140		181		–		–		–		–		1,321		994
Interest rate (1)		6.2%		6.6%		–		–		–		–		6.3%		4.7%

Argentine pesos
Bank loans		130		–		–		–		–		–		130		–
Interest rate (1)		27.3%		–		–		–		–		–		27.3%		–
Brazilian reais
Notes payable		–		–		–		–		–		–		–		1
Interest rate (1)		–		–		–		–		–		–		–		Various
Long term debt		4,902		752		1,407		2,839		2,510		9,526		21,936		15,736
Current portion of long term debt		4,902		–		–		–		–		–		4,902		225
Total long term debt	Ps.	–	Ps.	752	Ps.	1,407	Ps.	2,839	Ps.	2,510	Ps.	9,526	Ps.	17,034	Ps.	15,511
(1) Weighted average annual rate.

The Company has received financing from a number of institutional lenders. Such debt has different restrictions and covenants that mainly consist of maximum leverage ratios. As of the date of these consolidated financial statements, the Company was in compliance with all the restrictions and covenants contained in its financing agreements.

(2) At December 31, 2011, the Company has the following domestic senior notes (certificados bursatiles) issued in the Mexican stock exchange:

Issue Date	Maturity		Amount	Rate
2007	2012	Ps.	3,000	28-day TIIE(1) – 6 bps
2011	2016		2,500	28-day TIIE(1) – 13 bps
2011	2021		2,500	8.27%
(1) TIIE means the Tasa de Interes Interbancaria de Equilibrio (the Equilibrium Interbank Interest Rate).

On February 5, 2010, the Company issued US $500 in Senior Notes, bearing interest at a fixed rate of 4.625%. These Senior Notes are due on February 15, 2020.

On April 18, 2011, the Company issued Ps. 2,500 in Domestic Senior Notes, bearing interest at a fixed rate of 8.27%. These Domestic Senior Notes are due on April 5, 2021.

On April 18, 2011, the Company issued Ps. 2,500 in Domestic Senior Notes, bearing interest at a floating rate of TIIE + 13 bps. These Domestic Senior Notes are due on April 11, 2016.

As of December 31, 2011, out of KOF’s total outstanding debt of Ps. 22,574 million, Ps. 19,791 was guaranteed by Propimex, the main operating subsidiary in Mexico, and all of the outstanding debt was unsecured.

Note 18. Other Expenses.

		2011		2010		2009
Employee profit sharing (see Note 4s)	Ps.	1,060	Ps.	672	Ps.	792
Loss on sale of fixed assets		98		231		187
Provision for contingencies from past acquisitions		112		104		152
Brazil tax amnesty (see Note 23a)		–		(179)		(311)
Severance payments from restructuring		217		470		113
Equity method in earnings associated companies		(86)		(217)		(142)
Vacation provision – Initial recognition		–		–		236
Loss on the retirement of long-lived assets		606		7		124
Other		319		204		298
Total	Ps.	2,326	Ps.	1,292	Ps.	1,449

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

The Company measures the fair value of its financial assets and liabilities classified as level 2, using the income approach methodology, which estimates fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value as of December 31, 2011 and December 31, 2010:

				2011				2010
		Level 1		Level 2		Level 1		Level 2
Pension plan trust assets (Note 15f)	Ps.	1,068	Ps.	–	Ps.	774	Ps.	–
Derivative financial instruments asset (Note 4v)		–		345		–		16
Derivative financial instruments (liability) (Note 4v)		–		(432)		–		(517)
Marketable securities (Note 4c)		330		–		–		–

The Company has no inputs classified as Level 3 for fair value measurement.

a) Total Debt:

The fair value of bank and syndicated loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities. The fair value of notes is based on quoted market prices as of December 31.

		2011		2010
Carrying value	Ps.	22,574	Ps.	17,351
Fair value		23,290		17,350

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

At December 31, 2011, the Company has the following outstanding interest rate swap agreements:
		Notional		Fair Value
Maturity Date		Amount		Liability
2012	Ps.	1,600	Ps.	(12)
2013		1,312		(43)
2014		575		(43)
2015 to 2018		1,963		(184)

The net effect of expired contracts treated as hedges is recognized as interest expense as part of the comprehensive financing result.

c) Forward Agreements to Purchase Foreign Currency:

The Company has entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies.

These instruments are recognized in the consolidated balance sheet at their estimated fair value which is determined based on prevailing market exchange rates to end the contracts at the end of the period. Changes in the fair value of these forwards are recorded as part of cumulative other comprehensive income. Net gain/loss on expired contracts is recognized as part of foreign exchange or cost of goods sold, depending on the nature of the hedge.

At December 31, 2011, the Company had the following outstanding forwards agreements to purchase foreign currency:

		Notional		Fair Value
Maturity Date		Amount		Asset
2012	Ps.	1,161	Ps.	33

d) Options to Purchase Foreign Currency:

The Company has entered into a collar strategy to reduce its exposure to the risk of exchange rate fluctuations. A collar is a strategy that limits the exposure to the risk of exchange rate fluctuations in a similar way as a forward agreement.

These instruments are recognized in the consolidated balance sheet at their estimated fair value which is determined based on prevailing market exchange rates to terminate the contracts at the end of the period. Changes in the fair value of these options, corresponding to the intrinsic value are initially recorded as part of cumulative other comprehensive income. Changes in the fair value, corresponding to the extrinsic value are recorded in the income statement under the capture “market value gain/loss on the ineffective portion of derivative financial instruments”, as part of the consolidated results. Net gain/loss on expired contracts is recognized as part of cost of goods sold.

At December 31, 2011, the Company had the following outstanding collars to purchase foreign currency (composed of a call and a put option with different strike levels with the same notional amount and maturity):

		Notional		Fair Value
Maturity Date		Amount		Asset
2012	Ps.	1,901	Ps.	300

e) Cross-Currency Swaps:

The Company has contracted a number of cross-currency swaps to reduce its exposure to exchange rate and interest rate fluctuations associated with its borrowings denominated in U.S. dollars and other foreign currencies. These instruments are recognized in the consolidated balance sheet at their estimated fair value which is estimated using market prices that would apply to terminate the contracts at the end of the period. Those contracts do not meet the criteria for hedge accounting; consequently, changes in the fair value were recorded in the income statement under the caption “market value loss/gain on the ineffective portion of derivative financial instruments” as part of the consolidated results.

At December 31, 2011, the Company had the following outstanding cross currency swap agreements:
		Notional		Fair Value
Maturity Date		Amount		Liability
2012	Ps.	357	Ps.	(130)

f) Commodity Price Contracts:

The Company has entered into various commodity price contracts to reduce its exposure to the risk of fluctuation in the price of certain raw materials. The fair value is estimated based on the market valuations to the end of the contracts at the closing date of the period. Changes in the fair value were recorded as part of cumulative other comprehensive income.

Net changes in the fair value of current and expired commodity price contracts were recorded as part of the cost of goods sold.

At December 31, 2011, the Company had the following commodity price contracts:

		Notional		Fair Value
Maturity Date		Amount		Liability
2012	Ps.	427	Ps.	(14)
2013		327		(5)

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

h) Fair Value of Derivative Instruments that Met Hedging Criteria:
Derivatives designated as hedging instruments		2011			2010		2009
Cash flow hedges:
Assets (Liabilities):
Interest rate swaps		Ps.	(282)	Ps.	(263)	Ps.	(133)
Forward Agreements to Purchase Foreign Currency		33			(16)		–
Options to Purchase Foreign Currency		300			–		–
Commodity price contracts		(19)		(1)	445	(1)	133 (1)
(1) Commodity Price Contracts with maturity dates ending in 2012 and 2013.

i) Net Effects of Expired Contracts that Met Hedging Criteria:
	Impact in Income
Types of derivatives	Statement		2011		2010		2009
Interest rate swaps	Interest expense	Ps.	120	Ps.	169	Ps.	46
Forward agreements to purchase foreign currency	Foreign exchange/Interest expense		–		27		–
Commodity price contracts	Cost of goods sold		(257)		(393)		(247)

j) Net Effect of Changes in Fair Value of Derivative Financial Instruments that Did Not Meet the Hedging Criteria for Accounting
Purposes:
	Impact in Income
Types of derivatives	Statement		2011		2010		2009
Options to purchase foreign currency	Market value gain/loss on	Ps.	(6)	Ps.	–	Ps.	–
Forward agreements to purchase foreign currency	ineffective portion of		–		–		63
Cross-currency swaps	derivative financial instruments		(95)		(256)		(220)

k) Net Effect of Expired Contracts that Did Not Meet the Hedging Criteria for Accounting Purposes:
	Impact in Income
Types of derivatives	Statement		2011		2010		2009
Embedded derivative financial instruments	Market value gain/loss on ineffective	Ps.	2	Ps.	(38)	Ps.	(12)
Cross-currency swaps	portion of derivative financial		239		50		51
	instruments

Note 20. Non-controlling Interest in Consolidated Subsidiaries.

Coca-Cola FEMSA’s non-controlling interest in its consolidated subsidiaries for the years ended December 31, 2011 and 2010 is as follows:

		2011		2010
Mexico	Ps.	2,595	Ps.	2,147
Colombia		27		25
Brazil		467		430
	Ps.	3,089	Ps.	2,602

In October, 2011 the Company bought-out a non-controlling interest shareholder of its Brazil operations through a payment of Ps.
114.

Note 21. Shareholders’ Equity.

As of December 31, 2011, the capital stock of Coca-Cola FEMSA is represented by 1,985,453,929 common shares, with no par value. Fixed capital stock is Ps. 821 (nominal value) and the rest is variable capital, which is unlimited.

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
• Series “L” shares have no foreign ownership restrictions and have limited voting rights and other corporate rights.

As of December 31, 2011 and 2010, the number of each share series representing Coca-Cola FEMSA’s capital stock is comprised as follows:

	Thousands of Shares
Series of shares	2011	2010
“A”	992,078	992,078
“D”	583,546	583,546
“L”	409,830	270,906
Total	1,985,454	1,846,530

The restatement of shareholders’ equity for inflation is allocated to each of the various shareholders’ equity accounts, as follows:

				2011
		Historical				Restated
		Value	Restatement			Value
Capital stock	Ps.	882	Ps.	2,296	Ps.	3,178
Additional paid-in capital		26,309		3,627		29,936
Retained earnings from prior years		42,404		7,146		49,550
Net controlling income		10,444		171		10,615
Cumulative other comprehensive income		4,412		–		4,412

				2010
		Historical				Restated
		Value	Restatement			Value
Capital stock	Ps.	821	Ps.	2,295	Ps.	3,116
Additional paid-in capital		9,612		3,627		13,239
Retained earnings from prior years		37,438		6,670		44,108
Net controlling income		9,324		476		9,800
Cumulative other comprehensive income		1,016		–		1,016

The net income of the Company is not currently subject to the legal requirement that 5% thereof be transferred to a legal reserve, since such reserve already equals 20% of capital stock at nominal value. The legal reserve may not be distributed to shareholders during the life of the Company, except as a stock dividend. As of December 31, 2011 and 2010, the legal reserve is Ps. 164 (at nominal values).

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

Dividends paid in excess of the CUFIN and CUFINRE are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid or against the income tax and estimated tax payments of the following two years. As of December 31, 2011 and 2010, the Company’s balance of CUFIN is Ps. 549 and Ps. 1,242, respectively.

As of December 31, 2011, 2010 and 2009 the dividends declared by the Company are as follows:

Series of shares		2011(1)		2010 (2)		2009 (3)
“A”	Ps.	2,341	Ps.	1,399	Ps.	722
“D”		1,377		823		425
“L”		640		382		197
Total	Ps.	4,358	Ps.	2,604	Ps.	1,344

(1) At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 23, 2011, the shareholders declared a dividend of Ps. 4,358 that was paid in April 2011.

(2) At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on April 14, 2010, the shareholders declared a dividend of Ps. 2,604 that was paid in April 2010.

(3) At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 23, 2009, the shareholders declared a dividend of Ps. 1,344 that was paid in April 2009.

Note 22. Net Controlling Income per Share.

This represents the net controlling income on each share of the Company’s capital stock and is computed on the basis of the weighted average number of shares outstanding during the period which was 1,865,342,044, 1,846,530,201 and 1,846,530,201 common shares for the years ended December 31, 2011, 2010 and 2009, respectively. During the periods presented herein, no common stock equivalents were outstanding.

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

The statutory income tax rates applicable in the countries where the Company operates, the number of years tax loss carry-forwards may be applied and the period open to review by the tax authorities as of December 31, 2011 are as follows:

	Statutory	Expiration	Open Period
	Tax Rate	(Years)	(Years)
Mexico	30%	10	5
Guatemala	31%	N/A	4
Nicaragua	30%	3	4
Costa Rica	30%	3	4
Panama	25%	5	3
Colombia	33%	Indefinite	2-5
Venezuela	34%	1-3	4-6
Brazil	34%	Indefinite	6
Argentina	35%	5	5

In Colombia, tax losses may be carried forward for an indefinite number of years and carry-forwards are limited to 25% of the taxable income of each year.

In Brazil, tax losses never expire but they cannot be restated for inflation and are limited to 30% of the taxable income of each year.

During 2010 and 2009, Brazil adopted new laws providing for certain tax amnesties. The tax amnesty programs offer Brazilian legal entities and individuals an opportunity to pay off their income tax and indirect tax debts under less stringent conditions than would normally apply. The amnesty programs also include a favorable option under which taxpayers may utilize income tax loss carry-forwards (“NOLs”) when settling certain outstanding income tax and indirect tax debts. The Company decided to participate in the amnesty programs allowing it to settle certain previously accrued indirect tax contingencies. During the year ended, December 31, 2010 the Company de-recognized indirect tax contingency accruals of Ps. 333 (see Note 24d), making payments of Ps. 118, recording a credit to other expenses of Ps. 179 (see Note 18), reversing previously recorded Brazil valuation allowances against NOL’s in 2009, and recording certain taxes recoverable. During 2011, there were no tax amnesty programs applied by the Company.

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

d) Deferred Income Tax:
An analysis of the temporary differences giving rise to deferred income tax liabilities (assets) is as follows:
Deferred Income Taxes (asset) liability				2011		2010
Inventories			Ps.	(58)	Ps.	26
Property, plant and equipment				1,898		1,519
Investment in shares				(10)		(7)
Intangibles and other assets				2,431		1,887
Labor obligations				(349)		(260)
Tax loss carry-forwards				(340)		(347)
Other deferred assets				(538)		(1,262)
Deferred income tax liability, net			Ps.	3,034	Ps.	1,556

Deferred Income Taxes (asset) liability				2011		2010
Deferred income tax asset recoverable			Ps.	(451)	Ps.	(345)
Deferred income tax payable				3,485		1,901
Deferred income tax liability, net			Ps.	3,034	Ps.	1,556

An analysis of changes in the balance of the net deferred income taxes liability is as follows:
		2011		2010		2009
Initial balance	Ps.	1,556	Ps.	1,640	Ps.	434
Provision for the year		(93)		481		267
Deferred income tax from business combinations		186		–		–
Restatement effect in inflationary subsidiaries		40		244		453
Cumulative other comprehensive income (loss) items		1,345		(809)		486
Ending balance	Ps.	3,034	Ps.	1,556	Ps.	1,640

As of January 2008, in accordance with NIF B-10 in Mexico, the application of inflationary accounting in Mexico was suspended. However, for taxes purposes, the balance of fixed assets is restated based on the Mexican National Consumer Price Index (NCPI) and consequently, the difference between the book and tax values of the assets will gradually increase, giving rise to a deferred tax.

e)	Provision for the Year:

		2011		2010		2009
Current-year income tax	Ps.	5,692	Ps.	3,779	Ps.	3,776
Deferred income tax (benefit) expense		(74)		474		309
Effect of change in the statutory income tax rate		(19)		7		(42)
Income taxes	Ps.	5,599	Ps.	4,260	Ps.	4,043

An analysis of the domestic and foreign components of pre-tax income and income tax for the years ended December 31, 2011, 2010 and 2009 is as follows:

2011		Mexico		Foreign		Total
Income before income taxes	Ps.	5,968	Ps.	10,800	Ps.	16,768
Current-year income tax		2,009		3,683		5,692
Deferred income tax (benefit) expense		(219)		126		(93)
Total income tax	Ps.	1,790	Ps.	3,809	Ps.	5,599

2010		Mexico		Foreign		Total
Income before income taxes	Ps.	5,368	Ps.	9,191	Ps.	14,559
Current-year income tax		1,649		2,130		3,779
Deferred income tax (benefit) expense		(59)		540		481
Total income tax	Ps.	1,590	Ps.	2,670	Ps.	4,260

2009		Mexico		Foreign		Total
Income before income taxes	Ps.	5,579	Ps.	7,434	Ps.	13,013
Current-year income tax		1,585		2,191		3,776
Deferred income tax (benefit) expense		(16)		283		267
Total income tax	Ps.	1,569	Ps.	2,474	Ps.	4,043

f) Tax Loss Carry-forwards and Recoverable Asset tax:

The subsidiaries in Mexico, Panama, Colombia, Venezuela and Brazil have tax loss carry-forwards and/or recoverable tax on assets. The aggregate amounts of such future benefits and their years of expiration are as follows:

		Tax Loss	Recoverable
Year of expired	Carry-forwards			Asset tax
2017 and thereafter	Ps.	749	Ps.	41
No expiration (Brazil - see Note 23a)		342		–
	Ps.	1,091	Ps.	41

An analysis of the changes in the valuation allowance that give rise to decreases in the related deferred tax asset is as follows:

		2011		2010		2009
Beginning balance	Ps.	–	Ps.	1	Ps.	45
Reversal of valuation allowance		–		–		(57)
Restatement of beginning balance in inflationary subsidiaries		–		(1)		13
Ending balance	Ps.	–	Ps.	–	Ps.	1

g) Reconciliation of Mexican Statutory Income Tax Rate to Consolidated Effective Income Tax Rate:

	2011	2010	2009
Mexican statutory income tax rate	30.00%	30.00%	28.00%
Income tax from prior years	0.47	(0.76)	0.52
Monetary position gain	(0.28)	(0.85)	(1.05)
Annual inflation adjustment	0.99	1.15	1.31
Non-deductible expenses	1.02	0.61	0.87
Non-taxable income	(0.56)	(0.66)	(0.15)
Income taxed at a rate other than the Mexican statutory rate	2.16	1.86	2.97
Effect of restatement of tax values	(1.00)	(1.03)	(0.78)
Changes in valuation allowance for tax losses	–	–	(0.38)
Effect of change in statutory rate	0.03	0.05	(0.33)
Other	0.56	(1.11)	0.09
Consolidated effective income tax rate	33.39%	29.26%	31.07%

Note 24. Other Liabilities and Contingencies.
a) Other Current Liabilities:
		2011		2010
Derivative financial instruments (Note 19)	Ps.	8	Ps.	19
Sundry creditors		1,025		974
Total	Ps.	1,033	Ps.	993

b) Other Liabilities:
		2011		2010
Contingencies	Ps.	2,284	Ps.	2,153
Other liabilities		987		1,261
Derivative financial instruments (Note 19)		424		498
Total	Ps.	3,695	Ps.	3,912

c) Contingencies Recorded in the Balance Sheet:

The Company has various loss contingencies, and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. Most of these loss contingencies are the result of the Company’s business acquisitions. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2011 and 2010:

		2011		2010
Taxes, primarily indirect taxes	Ps.	925	Ps.	799
Labor		1,128		1,134
Legal		231		220
Total	Ps.	2,284	Ps.	2,153

d) Changes in the Balance of Contingencies Recorded:
		2011		2010		2009
Initial balance	Ps.	2,153	Ps.	2,467	Ps.	2,076
Penalties and other charges		277		376		258
New contingencies		139		156		475
Contingencies added in business combinations – primarily tax related		181		–		–
Cancellation and expiration		(353)		(205)		(241)
Payments		(175)		(211)		(190)
Brazil tax amnesty (see Note 23a)		–		(333)		(433)
Restatement of the beginning balance of inflationary subsidiaries		62		(97)		522
Ending balance	Ps.	2,284	Ps.	2,153	Ps.	2,467

e) Pending Lawsuits:

The Company is party to a number of tax, legal and labor lawsuits that have arisen throughout the normal course of its business and which are common in its industry.

The estimated amount of these lawsuits is Ps. 6,781. The Company’s legal counsel estimates that the changes of these cases being ruled against the Company are less than probable but more than remote. However, the Company does not believe that the rulings, one way or the other, will have a material adverse effect on its consolidated financial position or result of operations.

In recent years, the Company’s Mexican, Costa Rican and Brazilian territories have been required to submit certain information to their relevant authorities regarding possible monopolistic practices. Such proceedings are a normal occurrence in the soft drink industry and the Company does not expect any significant liability to arise from these contingencies.

f) Collateralized Contingencies:

As is customary in Brazil, the Company has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 2,418 and Ps. 2,292 as of December 31, 2011 and 2010, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies.

g) Commitments:

As of December 31, 2011, the Company has operating lease commitments for the leasing of production machinery and equipment, distribution equipment and computer equipment.

The contractual maturities of the lease commitments by currency, expressed in Mexican pesos as of December 31, 2011, are as follows:

		Mexican		U.S.
		Pesos		Dollars
2012	Ps.	339	Ps.	33
2013		248		29
2014		227		20
2015		161		9
2016		165		–
2017 and thereafter		690		–
Total	Ps.	1,830	Ps.	91

Rental expense charged to results of operations amounted to approximately Ps. 859, Ps. 570 and Ps. 546 for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company has some operating leases that are denominated in U.S. dollars, for which embedded derivatives have been identified and accounted for in the accompanying financial statements.

Note 25. Information by Reporting Segment.

The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer. Operating segments are at a country level, with the exception of Central America which is considered an operating segment by itself. Prior to 2011, the Company aggregated operating segments into the following reporting segments for the purposes of its consolidated financial statements: (i) Mexico, (ii) Latincentro, which aggregated Colombia and Central America, (iii) Venezuela, and (iv) Mercosur, which aggregated Brazil and Argentina.

During August 2011, the Company changed certain aspects of its business structure and organization, although its CODM and operating segments remain the same. In order to align its segments disclosures with its new internal structure, the Company has decided to change the aggregation of its operating segments into the following reportable segments for consolidated financial statement purposes: (i) Mexico and Central America division (comprising the following countries: Mexico, Guatemala, Nicaragua, Costa Rica and Panama) and (ii) the South America division (comprising the following countries: Brazil, Argentina, Colombia and Venezuela). Venezuela operates in an economy with exchange control and hyper-inflation; and as a result, Bulletin B-5 “Information by Segments” does not allow its aggregation into the South America segment. The Company is of the view that the quantitative and qualitative aspects of the aggregated operating segments are similar in nature for all periods presented.

Segment disclosures for prior periods have been reclassified for comparison purposes.

		Total	Income from			Capital	Long-term		Total			Total
2011	Revenues		Operations		Expenditures			Assets	Assets		Liabilities
Mexico and Central America (1)	Ps.	52,196	Ps.	8,906	Ps.	4,117	Ps.	81,425	Ps. 94,370		Ps.	34,245
South America (2)		52,408		7,943		3,067		30,447	44,798			13,111
Venezuela		20,111		3,303		642		7,662	12,440			3,472
Consolidated	Ps.	124,715	Ps.	20,152	Ps.	7,826	Ps.	119,534	Ps.	151,608	Ps.	50,828

		Total	Income from			Capital	Long-term		Total			Total
2010	Revenues		Operations		Expenditures			Assets	Assets		Liabilities
Mexico and Central America (1)	Ps.	45,213	Ps.	7,714	Ps.	3,427	Ps.	54,593	Ps. 67,234		Ps.	24,919
South America (2)		44,210		6,921		3,547		27,560	39,048			12,829
Venezuela		14,033		2,444		504		5,472	7,779			2,432
Consolidated	Ps.	103,456	Ps.	17,079	Ps.	7,478	Ps.	87,625	Ps.	114,061	Ps.	40,180

		Total	Income from			Capital
2009	Revenues		Operations		Expenditures
Mexico and Central America (1)	Ps.	43,034	Ps.	7,998	Ps.	3,086
South America (2)		37,303		6,022		1,948
Venezuela		22,430		1,815		1,248
Consolidated	Ps.	102,767	Ps.	15,835	Ps.	6,282

(1) Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 44,561, Ps. 38,782 and Ps. 36,785 during the years ended December 31, 2011, 2010 and 2009, respectively. Domestic (Mexico only) long-term assets were Ps. 72,616 and Ps. 46,847 as of December 31, 2011 and 2010, respectively.

(2) South America includes Brazil, Argentina, Colombia and Venezuela, although Venezuela is shown separately above. South America revenues include Brazilian revenues of Ps. 31,132, Ps. 26,841 and Ps. 21,456 during the years ended December 31, 2011, 2010 and 2009, respectively. Brazilian long-term assets were Ps. 14,770 and Ps. 14,026 as of December 31, 2011 and 2010 respectively. South America revenues also include Colombian revenues of Ps. 11,920, Ps. 10,850 and Ps. 9,744 during the years ended December 31, 2011, 2010 and 2009, respectively. Colombian long-term assets were Ps. 12,721 and Ps. 11,069 as of December 31, 2011 and 2010, respectively.

Note 26. Differences Between Mexican FRS and U.S. GAAP

As discussed in Note 2, the consolidated financial statements of the Company are prepared in accordance with Mexican FRS, which differs in certain significant respects from U.S. GAAP. A reconciliation of the reported net income, equity and comprehensive income to U.S. GAAP is provided in Note 27.

Included in Notes 26 and 27 are references to certain U.S. GAAP Codifications (“ASC”) that were adopted during the periods presented herein.

The principal differences between Mexican FRS and U.S. GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below.

a) Restatement of Prior Year Financial Statements for Inflationary Effects:

Under U.S. GAAP, the Company applies the regulations of the Securities and Exchange Commission of the United States of America (“SEC”) which include certain accounting accommodations. Consequently, the Company was not required to reconcile the inflation effects prior to the adoption of NIF B-10, since the consolidated financial statements were comprehensively restated in constant units of the reporting currency.

Beginning on January 1, 2008, in accordance with NIF B-10, the Company discontinued inflationary accounting for subsidiaries that operate in non-inflationary economic environments. As a result, prior year’s financial information and all other adjustments for U.S. GAAP purposes were restated and translated as of December 31, 2007, which is the date of the last recognition of inflation effects. The cumulative effect of the previously realized and unrealized results from holding nonmonetary assets (RETANM) for previous periods was reclassified to retained earnings. This reclassification did not result in a difference that is being reconciled for U.S. GAAP.

Beginning in 2008, as a result of discontinuing inflationary accounting for subsidiaries that operate in non-inflationary economic environments, the Company’s financial statements are no longer considered to be presented in a reporting currency that includes the comprehensive effects of price level changes. Therefore, the inflationary effects of economic environments that are inflationary under Mexican FRS, but not hyperinflationary under US GAAP arising in 2008 through 2011 represent a difference that is reconciled for U.S. GAAP purposes.

As disclosed in Note 4a, the three year cumulative inflation rate for Venezuela was 108.2% for the period 2008 through 2010. The three year cumulative inflation rate for Venezuela was 102.9% as of December 31, 2011.

Accordingly, the Company considers its Venezuela subsidiary as a hyper-inflationary economy for U.S. GAAP purposes beginning January 1, 2010. For U.S. GAAP reconciliation purposes, the Company has applied an accommodation available in Item 17 to the instructions to Form 20-F whereby an International Accounting Standard 21 and 29 indexation approach is applied. U.S. GAAP would otherwise require a hyperinflationary economy to be reported using the U.S. dollar as the functional currency. The information related to the revenues and income from operations as well as long term assets and total assets related to the Venezuelan subsidiary are shown separately in the segment disclosure footnote (see Note 25). Recent devaluations in the Venezuelan currency are also discussed in Note 3 above.

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

• Under Mexican FRS, restructuring costs are recorded as other expenses. For U.S. GAAP purposes, restructuring costs are recorded as operating expenses;

• Under Mexican FRS, due to the changes in NIF C-1, restricted cash was reclassified to cash and cash equivalents, and for U.S. GAAP purposes, restricted cash is presented in other current assets;

• Under Mexican FRS the leasehold improvements are classified as other assets, while under U.S. GAAP purposes, they are reclassified to property, plant and equipment;

• Under Mexican FRS the interest cost related to labor obligations is presented as part of the comprehensive financing result while under U.S.GAAP is classified as operating expenses.

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

f) Capitalization of Comprehensive Financing Result:

In accordance with U.S. GAAP, if interest expense is incurred during the construction of qualifying assets and the net effect is material, capitalization is required for all assets that require a period of time to get them ready for their intended use. The net effect of interest expenses incurred to bring qualifying assets to the condition for its intended use was Ps. 92, Ps. 90 and Ps. 61 for the years ended on December 31, 2011, 2010 and 2009, respectively.

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

A reconciliation of deferred income tax and employee profit sharing for U.S. GAAP and Mexican FRS purposes, as well as the changes in the balances of deferred taxes, are as follows:

Reconciliation of Deferred Income Taxes, Net		2011		2010
Deferred income taxes under Mexican FRS	Ps.	3,034	Ps.	1,556
U.S. GAAP adjustments:
Fixed assets		(130)		(33)
Intangible assets		(230)		(166)
Deferred charges		(51)		(20)
Deferred revenues		17		26
Tax deduction for deferred employee profit sharing		23		55
Deferred promotional expenses		(4)		(14)
Pension liability		(51)		(17)
Seniority premiums		(2)		(3)
Severance indemnities		(11)		(21)
Total U.S. GAAP adjustments		(439)		(193)
Net deferred income tax liability, under U.S. GAAP	Ps.	2,595	Ps.	1,363

Changes in the Balance of Deferred Income Taxes		2011		2010		2009
Beginning liability (asset) balance	Ps.	1,363	Ps.	513	Ps.	(183)
Provision for the year		(260)		327		(202)
Cumulative other comprehensive income		1,492		523		898
Ending liability balance	Ps.	2,595	Ps.	1,363	Ps.	513

Reconciliation of Deferred Employee Profit Sharing				2011		2010

Deferred employee profit sharing under Mexican FRS			Ps.	–	Ps.	–
U.S. GAAP adjustments:
Inventories				(3)		4
Property, plant and equipment				121		(11)
Deferred charges				5		4
Labor liabilities				(108)		(84)
Severance indemnities				(31)		(18)
Other reserves				(66)		(90)
Total U.S. GAAP adjustments				(82)		(195)
Net deferred employee profit sharing asset under U.S. GAAP			Ps.	(82)	Ps.	(195)

Changes in the Balance of Deferred Employee Profit Sharing		2011		2010		2009
Beginning (liability) asset balance	Ps.	(195)	Ps.	(24)	Ps.	71
Provision for the year		133		(163)		(83)
Cumulative other comprehensive income		(20)		(8)		(12)
Ending asset balance	Ps.	(82)	Ps.	(195)	Ps.	(24)

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

The reconciliation of the pension cost for the year and related labor liabilities is as follows:
Net Pension Cost		2011		2010		2009
Net pension cost recorded under Mexican FRS	Ps.	170	Ps.	152	Ps.	164
U.S. GAAP adjustments:
Amortization of unrecognized transition obligation		–		–		1
Amortization of prior service cost		1		1		1
Amortization of net actuarial gain		(3)		(3)		(1)
Net pension cost under U.S. GAAP	Ps.	168	Ps.	150	Ps.	165

Pension Liability				2011		2010
Pension liability under Mexican FRS			Ps.	899	Ps.	779
U.S. GAAP adjustments:
Unrecognized prior service				188		199
Unrecognized net actuarial loss (gain)				5		(115)
Pension liability under U.S. GAAP			Ps.	1,092	Ps.	863

The reconciliation of the net severance indemnity cost and severance indemnity liability is as follows:
Net Severance Indemnity Cost		2011		2010		2009
Net severance indemnity cost under Mexican FRS	Ps.	151	Ps.	160	Ps.	132
U.S. GAAP adjustments:
Amortization of unrecognized net transition obligation		(38)		(36)		(36)
Net severance indemnity cost under U.S. GAAP	Ps.	113	Ps.	124	Ps.	96

Severance Indemnity Liability				2011		2010
Severance indemnity liability under Mexican FRS			Ps.	497	Ps.	348
U.S. GAAP adjustments:
Unrecognized net transition obligation				37		72
Severance indemnity liability under U.S. GAAP			Ps.	534	Ps.	420

The reconciliation of the seniority premiums liability is as follows:
Seniority Premium Cost		2011		2010		2009
Net seniority premium cost under Mexican FRS	Ps.	25	Ps.	21	Ps.	17
U.S. GAAP adjustments:
Amortization of unrecognized net transition obligation, (gain) loss		(3)		(1)		2
Net seniority premium cost under U.S. GAAP	Ps.	22	Ps.	20	Ps.	19

Seniority premium liability				2011		2010
Seniority premium liability under Mexican FRS			Ps.	141	Ps.	83
U.S. GAAP adjustments:
Unrecognized net actuarial loss				7		11
Seniority premium liability under U.S. GAAP			Ps.	148	Ps.	94

Estimates of the unrecognized items expected to be recognized as components of net periodic pension cost during 2012 are shown in the table below:

		Pension and		Seniority
	Retirement Plans			Premium
Actuarial net loss and prior service cost recognized in cumulative other comprehensive income during the year	Ps.	117	Ps.	(1)
Actuarial net loss and prior service cost recognized as a component of net periodic cost		12		–
Actuarial net loss, prior service cost and transition liability included cumulative other comprehensive income		(108)		(24)
Estimate to be recognized as a component of net periodic cost over the following fiscal year:
Prior service cost		11		–
Actuarial loss		2		1

j) Deconsolidation of Crystal brand water in Brazil:

During 2009, the Company established a joint venture with The Coca-Cola Company for the production and sale of Crystal brand water in Brazil. The Company has recorded a gain for U.S. GAAP purposes of Ps.120 related to the deconsolidation of its net assets related to the Crystal operations. Approximately, Ps.120 of previously recorded unearned revenues related to Crystal operations remained recorded for Mexican FRS purposes, and are being amortized into income along with the results from the joint venture over the following three years (through 2012) for Mexican FRS purposes.

k) Financial Information Under U.S. GAAP:
Consolidated Balance Sheets		2011		2010
ASSETS
Current Assets:
Cash and cash equivalents	Ps.	11,843	Ps.	12,140
Marketable securities		330		–
Accounts receivable		8,634		6,363
Inventories		7,573		5,007
Recoverable taxes		1,529		1,658
Other current assets		2,150		1,223
Deferred income tax and employee profit sharing		852		830
Total current assets		32,911		27,221
Investment in shares		3,656		2,108
Property, plant and equipment, net		41,442		32,032
Intangible assets, net		69,795		50,697
Deferred income tax and employee profit sharing		691		1,197
Other assets		2,885		1,758
TOTAL ASSETS	Ps.	151,380	Ps.	115,013

LIABILITIES AND EQUITY
Current Liabilities:
Bank loans	Ps.	638	Ps.	1,615
Current maturities of long-term debt		4,902		225
Interest payable		206		151
Suppliers		11,852		8,988
Accounts payable		3,661		3,743
Taxes payable		2,785		1,931
Other liabilities		1,033		993
Deferred income tax and employee profit sharing		3		10
Total current liabilities		25,080		17,656

Long-Term Liabilities:
Bank loans and notes payable		17,034		15,511
Deferred income tax and employee profit sharing		4,053		3,185
Labor liabilities		1,774		1,378
Contingencies		2,284		2,152
Other liabilities		1,361		1,663
Total long-term liabilities		26,506		23,889
Total liabilities		51,586		41,545
Equity:
Non-controlling interest		3,124		2,633
Controlling interest		96,670		70,835
Total equity:		99,794		73,468
TOTAL LIABILITIES AND EQUITY	Ps.	151,380	Ps.	115,013

Consolidated Income Statements and Comprehensive Income		2011		2010		2009
Net sales	Ps.	123,622	Ps.	102,640	Ps.	99,835
Other operating revenues		666		482		558
Total revenues		124,288		103,122		100,393
Cost of goods sold		68,240		55,944		54,335
Gross profit		56,048		47,178		46,058
Operating expenses:
Administrative		5,380		4,555		5,341
Selling		32,686		27,253		26,514
Market value, loss (gain) of operating derivative instruments		2		(38)		(12)
		38,068		31,770		31,843
Income from operations		17,980		15,408		14,215
Comprehensive financing result:
Interest expense		1,634		1,595		1,775
Interest income		(600)		(285)		(282)
Foreign exchange loss, net		35		384		365
Gain on monetary position		(58)		(228)		–
Market value loss (gain) on ineffective portion of derivative financial instruments		138		(206)		(106)
		1,149		1,260		1,752
Other expenses, net		480		163		226
Income before income taxes		16,351		13,985		12,237
Income taxes		5,422		4,097		3,525
Income before participation in affiliated companies		10,929		9,888		8,712
Equity interest in results of affiliated companies		86		217		141
Consolidated net income		11,015		10,105		8,853
Less: net income attributable to the non-controlling interests		(548)		(497)		(446)
Net income attributable to the controlling interests	Ps.	10,467	Ps.	9,608	Ps.	8,407

Consolidated net income	Ps.	11,015	Ps.	10,105	Ps.	8,853
Other comprehensive income		2,945		(70)		2,060
Consolidated comprehensive income		13,960		10,035		10,913
Less: comprehensive income attributable to the non-controlling interest		(517)		(604)		(592)
Comprehensive income attributable to the controlling interest	Ps.	13,443	Ps.	9,431	Ps.	10,321

Net income per share	Ps.	5.61	Ps.	5.20	Ps.	4.55

Consolidated Cash Flows		2011		2010		2009
Operating Activities:
Consolidated Net Income	Ps.	11,015	Ps.	10,105	Ps.	8,853
Non-cash operating expenses		385		323		228
Equity in earnings affiliated companies		(86)		(217)		(142)
Unrealized gain on marketable securities		(4)		–		(112)
Gain on deconsolidation of Crystal brand water in Brazil		–		–		(120)
Gain on acquisition of Brisa intangible assets		–		–		(72)
Other adjustments regarding operating activities		–		–		8
Adjustments regarding investing activities:
Depreciation		4,192		3,381		3,696
Amortization		396		694		307
Loss on sale of long-lived assets		98		231		186
Disposal of long-lived assets		606		47		124
Interest		(601)		(285)		(286)
Income tax		5,433		4,106		3,574
Adjustments regarding financing activities:
Interest		1,616		1,579		1,850
Foreign exchange loss, net		33		424		370
Monetary position gain, net		(57)		(228)		–
Derivative financial instruments		2		(468)		(318)
Increase in accounts receivable		(1,640)		(1,092)		(394)
(Increase) decrease in inventories		(1,782)		10		(90)
Decrease (increase) in other assets		908		(743)		(191)
(Decrease) increase in suppliers and other accounts payable		(301)		585		2,808
Decrease in other liabilities		(205)		(208)		(424)
Decrease in labor liabilities		(230)		(192)		(169)
Income tax paid		(4,565)		(3,882)		(3,061)
Net cash flows from operating activities		15,213		14,170		16,625
Investing Activities:
Acquisition of Grupo Tampico business (Note 5)		(2,414)		–		–
Acquisition of Grupo CIMSA business (Note 5)		(1,912)		–		–
Acquisition of Brisa business (Note 5)		–		–		(717)
Purchases of investment available-for-sale		(326)		–		(2,001)
Proceeds from disposal of marketable securities		–		1,108		–
Interest received		601		285		286
Acquisition of long-lived assets		(7,344)		(6,845)		(5,883)
Proceeds from the sale of long-lived assets		377		477		638
Other assets		(1,546)		(545)		132
Investment in shares Grupo Estrella Azul		(620)		–		–
Acquisition of intangible assets		(956)		(1,325)		(1,355)
Net cash flows from investing activities		(14,140)		(6,845)		(8,900)

Financing Activities:
Bank loans obtained		6,934		9,251		6,641
Bank loans repaid		(2,755)		(6,824)		(9,376)
Interest paid		(1,567)		(1,436)		(2,047)
Dividends paid		(4,366)		(2,612)		(1,344)
Acquisition of non-controlling interests		(114)		(282)		–

Other liabilities		(338)		(108)		97
Net cash flows from financing activities		(2,206)		(2,011)		(6,029)
(Decrease) increase in cash and cash equivalents		(1,133)		5,314		1,696
Translation and restatement effects		836		(801)		(261)
Initial cash and cash equivalents		12,140		7,627		6,192
Ending balance of cash and cash equivalents	Ps.	11,843	Ps.	12,140	Ps.	7,627

Consolidated Statements of Changes in Equity				2011		2010
Equity at the beginning of the year			Ps.	73,468	Ps.	66,037
Dividends declared				(4,366)		(2,604)
Acquisition of Grupo Tampico				7,828		–
Acquisition of Grupo CIMSA				9,018		–
Acquisitions of non-controlling interest				(114)		–
Cumulative other comprehensive income (loss) :
Cumulative translation adjustment				3,364		(2,084)
Gain (loss) on cash flow hedges and unrealized gain on marketable securities, net				32		(56)
Reversal of inflation effects for inflationary subsidiaries				(451)		2,070
Total other comprehensive income (loss)				2,945		(70)
Net income				11,015		10,105
Equity at the end of the year			Ps.	99,794	Ps.	73,468

Note 27. Reconciliation of Mexican FRS to U.S. GAAP.

a) Reconciliation of Net Income:
		2011		2010		2009
Consolidated net income under Mexican FRS	Ps.	11,169	Ps.	10,299	Ps.	8,970
U.S. GAAP adjustments:
Reversal of inflation effects (Note 26a)		26		(116)		(553)
Restatement of imported equipment (Note 26e)		(190)		(184)		(195)
Capitalization of comprehensive financing result (Note 26f)		(76)		57		(29)
Gain on deconsolidation of Crystal brand water in Brazil (Note 26j)		(25)		(44)		120
Gain on acquisition of Brisa intangible assets (Note 26d)		–		–		72
Deferred income taxes (Note 26h)		167		154		469
Deferred employee profit sharing (Note 26h)		(133)		(163)		(83)
Pension Cost (Note 26i)		2		2		(1)
Seniority premium cost (Note 26i)		3		2		(2)
Severance indemnity cost (Note 26i)		38		36		36
Deferred promotional expenses (Note 26c)		34		62		49
Total U.S. GAAP adjustments		(154)		(194)		(117)
Consolidated net income under U.S. GAAP	Ps.	11,015	Ps.	10,105	Ps.	8,853

Under U.S. GAAP, the monetary position effect of the income statement adjustments of inflationary economic environments is included in each adjustment, except for the capitalization of interest expenses, intangible assets as well as pension plan liabilities, which are nonmonetary.

b) Reconciliation of Equity:
				2011		2010
Total equity under Mexican FRS			Ps.	100,780	Ps.	73,881
U.S. GAAP adjustments:
Reversal of inflation effects				(1,675)		(1,334)
Intangible assets (Note 26d)				46		46
Restatement of imported equipment (Note 26e)				192		366
Capitalization of comprehensive financing result (Note 26f)				58		184
Gain on deconsolidation of Crystal brand water in Brazil (Note 26j)				50		75
Gain on acquisition of Brisa intangible assets (Note 26d)				72		72
Deferred income taxes (Note 26h)				439		193
Deferred employee profit sharing (Note 26h)				82		195
Deferred promotional expenses (Note 26c)				(13)		(43)
Pension liability (Note 26i)				(193)		(84)
Seniority premiums (Note 26i)				(7)		(11)
Severance indemnities (Note 26i)				(37)		(72)
Total U.S. GAAP adjustments				(986)		(413)
Equity under U.S. GAAP			Ps.	99,794	Ps.	73,468

c) Reconciliation of Comprehensive Income:

		2011		2010		2009
Consolidated comprehensive income under Mexican FRS	Ps.	14,533	Ps.	8,295	Ps.	12,200
U.S. GAAP adjustments:
Net income (Note 27a)		(154)		(194)		(117)
Cumulative translation adjustment		102		(89)		(59)
Reversal of inflation effects		(451)		2,070		(1,171)
Labor obligations		(70)		(47)		60
Consolidated comprehensive income under U.S. GAAP	Ps.	13,960	Ps.	10,035	Ps.	10,913

Note 28. Implementation of International Financial Reporting Standards (“IFRS”).

The Comision Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission, or CNBV) announced that commencing in 2012 all public companies listed in Mexico must report their financial information in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Accordingly, the Company will adopt IFRS beginning in January 1, 2012, with a transition date to IFRS of January 1, 2011.

The Company’s transition date to IFRS will be January 1, 2011 (“Transition Date”). IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) sets mandatory exemptions and allows certain optional exemptions to the complete a retrospective application of IFRS.

The Company applied the relevant mandatory exceptions to retrospective application of IFRS as follows:

• Estimates

The estimates conducted by the Company under IFRS 1 as of the Transition Date are consistent with the estimates previously recorded under MFRS at that same date.

• Derecognition of financial assets and liabilities

At the Transition Date, the Company was required to apply the rules under IAS 39, Financial Instruments: Recognition and Measurement, and derecognize financial assets and liabilities that occurred at such date which do not comply with the classification criteria under IAS 39. However, there was no impact related to the application of this exception.

• Hedge accounting

As of the transition date, the Company measured at fair value all derivative financial instruments and hedging relationships designated and documented effectively as accounting hedges as required by IAS 39, which is consistent with the treatment under Mexican FRS.

As a result, there was no impact in the Company’s consolidated financial statements due to the application of this exception.

• Non-controlling Interest

The Company applied the requirements under IAS 27, Consolidated and Separate Financial Statements, related to non-controlling interest equity prospectively beginning on the Transition Date. There was no impact related to the application of this exception.

The Company has elected the following optional exemptions to retrospective application:

• Business Combinations:

According to IFRS 1, an entity may elect not to apply IFRS 3 “Business Combinations” retrospectively to business combinations made prior of the transition date to IFRS.

The Company adopted this exemption and did not amend its business combination accounting prior of the Transition Date. Accordingly, it did not re-measure the values determined at the previous acquisition dates, including the amount of distribution rights previously recorded.

• Deemed Cost:

An entity may elect to measure an item or all of property, plant and equipment at the Transition Date at its fair value and use that fair value as its deemed cost at that date. In addition, a first-time adopter may elect to use a previous GAAP’s revaluation of an item of property, plant and equipment at, or before, of the Transition Date as deemed cost at the date of the revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to: (i) fair value; or (ii) cost or depreciated cost in accordance with IFRS, adjusted to reflect changes in a general or specific price index.

The Company has presented both its property, plant, and equipment and its intangible assets at IFRS historical cost in all countries. In Venezuela this IFRS historical cost represents actual historical cost in the year of acquisition, indexed for inflation in a hyper-inflationary economy based on the provisions of IAS 29.

• Cumulative Translation Effect:

A first-time adopter is neither required to recognize translation differences in other comprehensive income and accumulate these in a separate component of equity, nor on disposal of a foreign operation, to reclassify the cumulative translation difference for that foreign operation from equity to profit or loss as part of the gain or loss on disposal.

The Company applied this exemption and consequently it reclassified the accumulated translation effect recorded under MFRS to retained earnings and beginning January 1, 2011, it will calculate the translation effect prospectively according to International Accounting Standard (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates.

• Borrowing Costs:

A first-time adopter may apply the transitional provisions set out in IAS 23 related to the effective date which shall be interpreted as January 1, 2009 or of the transition date to IFRS, whichever is later.

The Company applied the exemption set out for borrowing costs maintaining the qualifiable assets existing at the transition date and beginning January 1, 2011 it will capitalize its interest costs in accordance with IAS 23, Borrowing Costs.

Recording the Effects of the Transition from MFRS to IFRS:

The following disclosures provide a qualitative description of the most significant expected effects of the transition to IFRS determined as of the date of the issuance of these consolidated financial statements:

a) Inflation Effects:

For the purposes of MFRS B-10, the effects of inflation on financial information must be recognized when the economic environment of the entity is inflationary, that is, when cumulative inflation of the three preceding years is equal to or larger than the 26%. On the other hand, IAS 29 considers an economy as hyper-inflationary when the cumulative inflation over three years approaches or exceeds 100% among other indicators. The last hyperinflationary period for Mexico was 1997, for Brazil was in 1997 prior to the Company’s acquisition of its Brazilian operations, and for Argentina was 1994. Accordingly, the Company has eliminated previously recorded inflationary effects in Mexico for the period 1998 through 2007. For foreign subsidiaries, the accumulated inflation from the acquisition date was eliminated (except in the case of Venezuela, which was deemed a hyperinflationary economy) from the date the Company began to consolidate them.

b) Employee Benefits:

According to MFRS D-3, a severance provision and the corresponding expenditure must be recognized as the entity intends to terminate the employment relationship before the retirement date, or intends to pay benefits as a result of an offer made to employees to encourage a voluntary termination. For IFRS purposes, this provision is recorded pursuant to IAS 19 (revised), Employee Benefits, when the actions of the Company has demonstrated commitment to end the relationship with the employee or a bid to encourage voluntary retirement. This action is shown with a formal plan that describes the characteristics of the termination of employment. Accordingly, at the Transition Date, the Company eliminated its severance indemnity liability against retained earnings.

The Company has also anticipated the application of IAS 19 (revised), which eliminates the use of the fluctuation band (i.e. corridor method), which tends to defer the actuarial gains/losses, and requires recording them in other comprehensive income. IAS 19 (revised) also eliminates the possibility of deferring the recognition of past services and requires recording them in operations. This resulted in the Company increasing in its liability for employee benefits against retained earnings at the Transition Date.

c) Bonus Program:

Under MFRS the Company recognizes its bonus program plan offered to certain key executives as a defined contribution plan, according to MFRS D-3, Employee benefits. Meanwhile IFRS considers this bonus program plan, shall be recorded under the principles set forth IFRS 2, Sharebased Payments.

The Company recorded its bonus program plan according to IFRS 2 Share-based Payment. The most significant difference for changing the accounting treatment is related to the period during which a compensation expense is recognized, under MFRS D-3 the total amount of the share is recorded in the period in which it was granted, while in IFRS 2 it shall be recognized in the gains or losses during the period the employee vests rights related to such awards. In recording the adoption of IFRS 2, the Company applied transitional provisions whereby it did not record vested amounts prior to the Transition Date.

d) Deferred Income Taxes:

The IFRS adjustments recognized by the Company had an impact on the calculation of deferred income taxes according to the requirements established by IAS 12, Income Taxes.

e) Retained Earnings:

All the adjustments arising from the Company’s conversion to IFRS as of the Transition Date were recorded in retained earnings.

f) Other differences in presentation and disclosures in the financial statements:

Generally, IFRS disclosure requirements are more extensive than those of NIF, which will result in increased disclosures about accounting policies, significant judgments and estimates, financial instruments and management risks, among others. In addition, there may be differences in presentation.

There are other differences between MFRS and IFRS, however, the Company considers differences mentioned above describe the significant effects identified as of the Transition Date.

The effects of the foregoing are as follow:
			IFRS Transition			Preliminary
		MFRS		Effects		IFRS
Current assets	Ps.	26,436	Ps.	(38)	Ps.	26,398
Non-current assets		87,625		(10,523)		77,102
Total assets	Ps.	114,061	Ps.	(10,561)	Ps.	103,500

Current liabilities	Ps.	17,646	Ps.	6	Ps.	17,652
Non-current liabilities		22,534		(1,871)		20,663
Total liabilities		40,180		(1,865)		38,315
Total equity	Ps.	73,881	Ps.	(8,696)	Ps.	65,185

The above IFRS figures should be construed as “preliminary IFRS” as the Company will be adopting IFRS as of December 31, 2012 based on the IFRS that are outstanding and in-force as of that date. The information presented above has been prepared based on the IFRS that the Company believes will be effective at December 31, 2012, or issued and early adopted by the Company at the date of preparation of these consolidated financial statements. The standards and interpretations that will actually be applicable to December 31, 2012, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing the consolidated financial statements. Additionally, the accounting policies selected by the Company may change as a result of changes in the economic or industry trends that are observable after the issuance of these consolidated financial statements. Accordingly, the above disclosed information is subject to change.

The information presented above, does not intend to comply with IFRS, in that under IFRS, only one set of financial statements comprising the balance sheet, comprehensive income statement, statement of changes in equity and cash flow, together with comparative information and explanatory notes, can provide a fair presentation of the financial position of the Company, the results of its operations and cash flows. Not all such information is presented above.

Note 29. Subsequent events.

On February 24, 2012, the Company’s Board of Directors agreed to propose an ordinary dividend of Ps. 2.77 per share to be paid as of May 30, 2012. This dividend was approved at the Annual Shareholders meeting on March 20, 2012.

On December 15, 2011, the Company and Grupo Fomento Queretano agreed to merge their beverage divisions. Grupo Fomento Queretano’s beverage division operates mainly in the state of Queretaro, as well as in parts of the states of Mexico, Hidalgo and Guanajuato. The merger agreement was approved by both Coca-Cola FEMSA’s and Grupo Fomento Queretano’s Boards of Directors as well as by The Coca-Cola Company and is subject to the approval of the Comisión Federal de Competencia, the Mexican antitrust authority. The transaction will involve the issuance of approximately 45.1 million of the company’s newly issued series L shares, and in addition the company will assume Ps. 1,221 in net debt. This transaction is expected to be completed in second quarter of 2012.

On February 20, 2012, the Company entered into a 12-month exclusivity agreement with The Coca-Cola Company to evaluate the potential acquisition of a controlling ownership stake in the bottling operations owned by The Coca-Cola Company in the Philippines. This agreement does not require either party to enter into a transaction, and there can be no assurances that a definitive agreement will be executed.

On April 13, 2012, the Company executed a new loan agreement with The Bank of Tokyo Mitsubishi UFJ LTD, New York Branch for US$75 million at a variable rate of Libor plus 65 basis points, this loan agreement has a 2 year term.