Form 20-F
period 2012-12-31
COCA COLA FEMSA SAB DE CV
filed 2013-03-15
CIK 910631

As filed with the Securities and Exchange Commission on March 14, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission file number 1-12260

Coca-Cola FEMSA, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,

Santa Fe Cuajimalpa,

05348, México, D.F., México

(Address of principal executive offices)

José Castro

Calle Mario Pani No. 100

Santa Fe Cuajimalpa

05348 México, D.F., México

(52-55) 1519-5120/5121

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each class of capital or common stock as of December 31, 2012 was:

992,078,519	Series A shares, without par value
583,545,678	Series D shares, without par value
454,920,107	Series L shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes	☐	No

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐	Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒	No

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

“Sparkling beverages” as used in this annual report refers to non-alcoholic carbonated beverages. “Still beverages” refers to non-alcoholic non-carbonated beverages. Non-flavored waters, whether or not carbonated, are referred to as “waters.”

References to Coca-Cola trademark beverages in this annual report refer to products described in “Item 4. Information on the Company—The Company—Our Products.”

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.12.96 to US$ 1.00, the exchange rate for Mexican pesos on December 31, 2012, the last day in 2012 for which information is available, according to the U.S. Federal Reserve Board. On March 8, 2013, this exchange rate was Ps. 12.65 to US$ 1.00. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since January 1, 2008.

To the extent that estimates are contained in this annual report, we believe such estimates, which are based on internal data, are reliable. Amounts in this annual report are rounded, and the totals may therefore not precisely equal the sum of the numbers presented.

Sources

Certain information contained in this annual report has been computed based upon statistics prepared by the Instituto Nacional de Estadística y Geografía of Mexico (the National Institute of Statistics and Geography), the Federal Reserve Bank of New York, the U.S. Federal Reserve Board, the Banco de México (the Central Bank of Mexico), the Comisión Nacional Bancaria y de Valores of Mexico (the National Banking and Securities Commission, or the CNBV), local entities in each country and upon our estimates.

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

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”), referred to herein as “IFRS.” Our date of transition to IFRS was January 1, 2011. These consolidated annual financial statements are our first financial statements prepared in accordance with IFRS. IFRS 1, “First-time Adoption of International Financial Reporting Standards,” has been applied in preparing these financial statements. Note 27 to our audited consolidated financial statements contains an explanation of our adoption of IFRS and reconciliation between Mexican Financial Reporting Standards (Normas de Información Financiera Mexicanas, or “Mexican FRS”) and IFRS as of January 1, 2011 and December 31, 2011 and for the year ended December 31, 2011.

This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2012 and 2011, and January 1, 2011 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2012 and 2011. Our consolidated financial statements as of and for the year ended December 31, 2012 were prepared in accordance with IFRS. The consolidated financial statements as of and for the year ended December 31, 2011 were prepared in accordance with IFRS, but they differ from the information previously published for 2011 because they were originally presented in accordance with Mexican FRS.

Pursuant to IFRS, the information presented in this annual report presents financial information for 2012 and 2011 in nominal terms that has been presented in Mexican pesos, taking into account local inflation of each hyperinflationary economic environment and converting from local currency to Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country categorized as an hyperinflationary economic environment. For each non-hyperinflationary economic environment, local currency is converted to Mexican pesos using the year-end exchange rate for assets and liabilities, the historical exchange rate for equity and the average exchange rate for the income statement.

Our non-Mexican subsidiaries maintain their accounting records in the currency and in accordance with accounting principles generally accepted in the country where they are located. For presentation in our consolidated financial statements, we adjust these accounting records into IFRS and report in Mexican pesos under these standards.

Except when specifically indicated, information in the annual report on Form 20-F is presented as of December 31, 2012 and does not give effect to acquisitions subsequent to that date.

The following table presents selected financial information of our company. This information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto. The selected financial information contained herein is presented on a consolidated basis, and is not necessarily indicative of our financial position or results at or for any future date or period. See Note 3 to our consolidated financial statements for our significant accounting policies.

	Year Ended December 31,
	2012(1) (2)		2012(2)		2011(3)
	(in millions of Mexican pesos or millions of U.S. dollars, except ratio, share and per share data)
Income Statement Data:
IFRS
Total revenues	US$	11,396	Ps.	147,739	Ps.	123,224
Cost of goods sold		6,102		79,109		66,693

Gross profit		5,294		68,630		56,531
Administrative expenses		480		6,217		5,140
Selling expenses		3,103		40,223		32,093
Other income		42		545		685
Other expenses		115		1,497		2,060
Interest expenses		151		1,955		1,729
Interest income		33		424		616
Foreign exchange gain, net		21		272		61
Gain on monetary position for subsidiaries in hyperinflationary economies		—		—		61
Market value (gain) loss on financial instruments		(1)		(13)		138

Income before income taxes and share of the profit of associated companies and joint ventures accounted for using the equity method		1,542		19,992		16,794
Income taxes		484		6,274		5,667
Share of the profit of associated companies and joint ventures accounted for using the equity method, net of taxes		14		180		86

Consolidated net income		1,072		13,898		11,213
Equity holders of the parent		1,028		13,333		10,662
Non-controlling interest		44		565		551

Consolidated net income		1,072		13,898		11,213

Ratio to Revenues (%)
Gross margin				46.5		45.9
Net income margin				9.4		9.1

Balance Sheet Data:
IFRS
Cash and cash equivalents	US$	1,791	Ps.	23,222	Ps.	11,843
Marketable securities		1		12		330
Accounts receivable, net, Inventories, Recoverable taxes, Other current financial assets and Other current assets		1,749		22,663		20,551

Total current assets		3,541		45,897		32,724
Investment in associated companies and joint ventures		413		5,352		3,656
Property, plant and equipment, net		3,280		42,517		38,102

Intangible assets, net	5,169	67,013	62,163
Deferred tax, other non-current financial assets and other non-current assets, net	411	5,324	5,093

Total assets	12,814	166,103	141,738

Bank loans and notes payable	324	4,194	638
Current portion of non-current debt	73	945	4,902
Interest payable	15	194	206
Other current liabilities	1,867	24,217	20,029

Total current liabilities	2,279	29,550	25,775
Bank loans and notes payable	1,911	24,775	16,821
Other non-current liabilities	537	6,950	6,061

Total non-current liabilities	2,448	31,725	22,882

Total liabilities	4,727	61,275	48,657

Total equity	8,087	104,828	93,081
Non-controlling interest in consolidated subsidiaries	245	3,179	3,053
Equity attributable to equity holders of the parent	7,842	101,649	90,028

Financial Ratios (%)
Current(5)		1.55	1.27
Leverage(6)		0.58	0.52
Capitalization(7)		0.23	0.20
Coverage(8)		15.45	12.48

Share Data
A Shares		992,078,519	992,078,519
D Shares		583,545,678	583,545,678
L Shares		454,920,107	334,406,004
Number of outstanding shares		2,030,544,304	1,910,030,201

Data per share (U.S. dollars and Mexican pesos)
Book Value(9)	3.86	50.06	45.34
Earnings per share(10)	0.51	6.62	5.72
Ratio of Earnings to Fixed Charges		9.81	8.09

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 12.96 to US$ 1.00 solely for the convenience of the reader.
(2)	Includes results of Grupo Fomento Queretano from May 2012. See “Item 4—Information on the Company—The Company—Corporate History.”
(3)	Includes results of Grupo Tampico from October 2011 and from Grupo CIMSA from December 2011. See Item 4—Information on the Company—The Company—Corporate History.”
(4)	Includes investments in property, plant and equipment, refrigeration equipment and returnable bottles and cases, net of property, plant and equipment retirement.
(5)	Computed by dividing Total current assets by Total current liabilities.
(6)	Computed by dividing Total liabilities by Total equity.
(7)	Computed by adding Current bank loans and notes payable, Current portion of non-current debt and Non-current bank loans and notes payable, and dividing such sum by the sum of Total equity and Non-current bank loans and notes payable.
(8)	Computed by dividing Net cash flows from operating activities by the difference between Interest expense and Interest income.
(9)	Based on 2,030.54 million and 1,985.45 million ordinary shares as of December 31, 2012 and 2011, respectively.
(10)	Computed of the basis of the weighted average number of shares outstanding during the period: 2,015.14 and 1,865.55 million in 2012 and 2011, respectively.

DIVIDENDS AND DIVIDEND POLICY

The following table sets forth the nominal amount in Mexican pesos of dividends declared and paid per share each year and the U.S. dollar amounts on a per share basis actually paid to holders of American Depositary Shares, which we refer to as ADSs, on each of the respective payment dates.

Fiscal Year with Respect to which Dividend was Declared	Date Dividend Paid	Mexican Pesos per Share (Nominal)	U.S. Dollars per Share(1)
2009	April 26, 2010	1.410	0.116
2010	April 27, 2011	2.360	0.204
2011	May 30, 2012	2.770	0.121
2012(2)	May 2, 2013 and	1.45	(4)
	November 5, 2013(3)	1.45

(1)	Expressed in U.S. dollars using the exchange rate applicable when the dividend was paid.
(2)	The dividend payment declared for the fiscal year 2012 was divided into two equal payments. The first payment is estimated to be payable after May 2, 2013, and the second payment is estimated to be payable after November 5, 2013.
(3)	Estimated payment date since dividends for 2012 have not been paid at the time of this annual report.
(4)	Since dividends for 2012 have not been paid at the time of this annual report, the U.S. dollar per share amount has not been determined.

The declaration, amount and payment of dividends are subject to approval by a simple majority of the shareholders up to an amount equivalent to 20% of the preceding years’ retained earnings and by a majority of the shareholders of each of the Series A and Series D shares voting together as a single class above 20% of the preceding years’ retained earnings, generally upon the recommendation of our board of directors, and will depend upon our results, financial condition, capital requirements, general business conditions and the requirements of Mexican law. Accordingly, our historical dividend payments are not necessarily indicative of future dividends.

Holders of Series L shares, including in the form of ADSs, are not entitled to vote on the declaration and payments of dividends.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate expressed in Mexican pesos per U.S. dollar.

Period	Exchange Rate
	High		Low		Average(1)		End of Period
2008	Ps	.13.94	Ps.	9.92	Ps.	11.21	Ps.13.83
2009		15.41		12.63		13.58	13.06
2010		13.19		12.16		12.64	12.38
2011		14.25		11.51		12.43	13.95
2012		14.37		12.63		13.14	12.96

Source: U.S. Federal Reserve Board.

(1)	Average month-end rates.

	Exchange Rate
	High	Low	End of Period
2011:
First Quarter	Ps.12.25	Ps.11.92	Ps.11.92
Second Quarter	11.97	11.51	11.72
Third Quarter	13.87	11.57	13.77
Fourth Quarter	14.25	13.10	13.95

2012:
First Quarter	Ps.13.75	Ps.12.63	Ps.12.81
Second Quarter	14.37	12.73	13.41
Third Quarter	13.72	12.74	12.86
Fourth Quarter	13.25	12.71	12.96

September	13.18	12.74	12.86
October	13.09	12.71	13.09
November	13.25	12.92	12.92
December	13.01	12.72	12.96

2013:
January	Ps.12.79	Ps.12.59	Ps.12.73
February	12.88	12.63	12.78

Source: U.S. Federal Reserve Board.

On March 8, 2013, the exchange rate was Ps. 12.65 to US$ 1.00, according to the U.S. Federal Reserve Board.

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

RISK FACTORS

Risks Related to Our Company

Our business depends on our relationship with The Coca-Cola Company, and changes in this relationship may adversely affect our results and financial condition.

Substantially all of our sales are derived from sales of Coca-Cola trademark beverages. We produce, market, sell and distribute Coca-Cola trademark beverages through standard bottler agreements in certain territories in Mexico and Latin America, which we refer to as “our territories.” See “Item 4. Information on the Company—The Company—Our Territories.” Through its rights under our bottler agreements and as a large shareholder, The Coca-Cola Company has the right to participate in the process for making important decisions related to our business.

The Coca-Cola Company may unilaterally set the price for its concentrate. In addition, under our bottler agreements, we are prohibited from bottling or distributing any other beverages without The Coca-Cola Company’s authorization or consent, and we may not transfer control of the bottler rights of any of our territories without prior consent from The Coca-Cola Company.

The Coca-Cola Company also makes significant contributions to our marketing expenses, although it is not required to contribute a particular amount. Accordingly, The Coca-Cola Company may discontinue or reduce such contributions at any time.

We depend on The Coca-Cola Company to renew our bottler agreements. As of December 31, 2012, we had eight bottler agreements in Mexico: (i) the agreements for Mexico’s Valley territory, which expire in June 2013 and April 2016, (ii) the agreements for the Central territory, which expire in August 2013, May 2015 and July 2016, (iii) the agreement for the Northeast territory, which expires in September 2014, (iv) the agreement for the Bajio territory, which expires in May 2015, and (v) the agreement for the Southeast territory, which expires in June 2013. Our bottler agreements with The Coca-Cola Company will expire for our territories in other countries as follows: Argentina in September 2014; Brazil in April 2014; Colombia in June 2014; Venezuela in August 2016; Guatemala in March 2015; Costa Rica in September 2017; Nicaragua in May 2016 and Panama in November 2014. All of our bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew the applicable agreement. In addition, these agreements generally may be terminated in the case of material breach. See “Item 4. Information on the Company—Bottler Agreements.” Termination would prevent us from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on our business, financial condition, results and prospects.

The Coca-Cola Company and FEMSA have substantial influence on the conduct of our business, which may result in us taking actions contrary to the interests of our remaining shareholders.

The Coca-Cola Company and Fomento Económico Mexicano, S.A.B. de C.V., which we refer to as FEMSA, have substantial influence on the conduct of our business. As of March 8, 2013, The Coca-Cola Company indirectly owned 28.7% of our outstanding capital stock, representing 37.0% of our capital stock with full voting rights. The Coca-Cola Company is entitled to appoint five of our maximum of 21 directors and the vote of at least two of them is required to approve certain actions by our board of directors. As of March 8, 2013, FEMSA indirectly owned 48.9% of our outstanding capital stock, representing 63.0% of our capital stock with full voting rights. FEMSA is entitled to appoint 13 of our maximum of 21 directors and all of our executive officers. The Coca-Cola Company and FEMSA together, or only FEMSA in certain circumstances, have the power to determine the outcome of all actions requiring approval by our board of directors, and FEMSA and The Coca-Cola Company together, or only FEMSA in certain circumstances, have the power to determine the outcome of all actions requiring approval of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.” The interests of The Coca-Cola Company and FEMSA may be different from the interests of our remaining shareholders, which may result in us taking actions contrary to the interests of our remaining shareholders.

Competition could adversely affect our financial performance.

The beverage industry in the territories in which we operate is highly competitive. We face competition from other bottlers of sparkling beverages, such as Pepsi products, and from producers of low cost beverages or “B brands.” We also compete in beverage categories other than sparkling beverages, such as water, juice-based beverages, teas, sport drinks and value-added dairy products. Although competitive conditions are different in each of our territories, we compete principally in terms of price, packaging, consumer sales promotions, customer service and product innovation. See “Item 4. Information on the Company—The Company—Competition.” There can be no assurances that we will be able to avoid lower pricing as a result of competitive pressure. Lower pricing, changes made in response to competition and changes in consumer preferences may have an adverse effect on our financial performance.

Changes in consumer preference could reduce demand for some of our products.

The non-alcoholic beverage industry is rapidly evolving as a result of, among other things, changes in consumer preferences. Specifically, consumers are becoming increasingly more aware of and concerned about environmental and health issues. Concerns over the environmental impact of plastic may reduce the consumption of our products sold in plastic bottles or result in additional taxes that would adversely affect consumer demand. In addition, researchers, health advocates and dietary guidelines are encouraging consumers to reduce their consumption of certain types of beverages sweetened with sugar and High Fructose Corn Syrup (“HFCS”), which could reduce demand for certain of our products. A reduction in consumer demand would adversely affect our results.

Water shortages or any failure to maintain existing concessions could adversely affect our business.

Water is an essential component of all of our products. We obtain water from various sources in our territories, including springs, wells, rivers and municipal and state water companies pursuant to either concessions granted by governments in our various territories or pursuant to contracts.

We obtain the vast majority of the water used in our production pursuant to concessions to use wells, which are generally granted based on studies of the existing and projected groundwater supply. Our existing water concessions or contracts to obtain water may be terminated by governmental authorities under certain circumstances and their renewal depends on receiving necessary authorizations from local and/or federal water authorities. See “Item 4. Information on the Company—Regulation—Water Supply.” In some of our other territories, our existing water supply may not be sufficient to meet our future production needs, and the available water supply may be adversely affected by shortages or changes in governmental regulations and environmental changes.

We cannot assure you that water will be available in sufficient quantities to meet our future production needs or will prove sufficient to meet our water supply needs.

Increases in the prices of raw materials would increase our cost of goods sold and may adversely affect our results.

In addition to water, our most significant raw materials are (1) concentrate, which we acquire from affiliates of The Coca-Cola Company, (2) sweeteners and (3) packaging materials. Prices for sparkling beverages concentrate are determined by The Coca-Cola Company as a percentage of the weighted average retail price in local currency, net of applicable taxes. We cannot assure you that The Coca-Cola Company will not increase the price of the concentrate for sparkling beverages or change the manner in which such price will be calculated in the future. The prices for our remaining raw materials are driven by market prices and local availability, the imposition of import duties and restrictions and fluctuations in exchange rates. We are also required to meet all of our supply needs from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to us. Our sales prices are denominated in the local currency in each country in which we operate, while the prices of certain materials, including those used in the bottling of our products, mainly resin, preforms to make plastic bottles, finished plastic bottles, aluminum cans and HFCS, are paid in or determined with reference to the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the currency of the countries in which we operate, as was the case in 2008 and 2009. In 2011, the U.S. dollar did not appreciate against the currencies of most of the countries in which we operated; however, in 2012, the U.S. dollar did appreciate against some of those currencies. We cannot anticipate whether the U.S. dollar will appreciate or depreciate with respect to such currencies in the future. See “Item 4. Information on the Company—The Company—Raw Materials.”

Our most significant packaging raw material costs arise from the purchase of resin and plastic preforms to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are tied to crude oil prices and global resin supply. The average prices that we paid for resin and plastic preforms in U.S. dollars were lower in 2012, as compared to 2011. We cannot provide any assurance that prices will not increase in future periods. During 2012, average sweetener prices, as a whole, were lower as compared to 2011 in all of the countries in which we operate. From 2009 through 2012, international sugar prices were volatile due to various factors, including shifting demands, availability and climate issues affecting production and distribution. In all of the countries in which we operate, other than Brazil, sugar prices are subject to local regulations and other barriers to market entry that cause us to pay in excess of international market prices. See “Item 4. Information on the Company—The Company—Raw Materials.” We cannot assure you that our raw material prices will not further increase in the future. Increases in the prices of raw materials would increase our cost of goods sold and adversely affect our financial performance.

Taxes could adversely affect our business.

The countries in which we operate may adopt new tax laws or modify existing laws to increase taxes applicable to our business. For example, in Mexico, a general tax reform became effective on January 1, 2010, pursuant to which, as applicable to us, there was a temporary increase in the income tax rate from 28% to 30% from 2010 through 2012. Pursuant to an amendment issued at the end of 2012, the 30% income tax rate will continue to apply through 2013. In addition, the value added tax (“VAT”) rate in Mexico increased in 2010 from 15% to 16%.

In Panama, there was an increase in a certain consumer tax, effective as of April 1, 2010, affecting syrups, powders and concentrate. Some of these materials are used for the production of our sparkling beverages. These taxes increased from 6% to 10%.

In November 2012, the government of the Province of Buenos Aires adopted Law No. 14,394, which increased the tax rate applied to product sales within the Province of Buenos Aires. If the products are manufactured in plants located in the territory of the Province of Buenos Aires, Law No. 14,394 increases the tax rate from 1% to 1.75%; if the products are manufactured in any other Argentine province, the law increases the tax rate from 3% to 4%.

In Brazil, the federal taxes applied on the production and sale of beverages are based on the national average retail price, calculated based on a yearly survey of each Brazilian beverage brand, combined with a fixed tax rate and a multiplier specific for each class of presentation (glass, plastic or can). On October 1, 2012, a number of changes to the Brazilian tax rate became effective. These changes include increases in the multipliers used to calculate soft drink taxes when presented in cans or glasses. Upon effectiveness, the multiplier for cans increased from 30.0% to 31.9%, and beginning in September 2014, the multiplier will gradually increase up to 38.1% in October 1, 2018. The multiplier for glasses increased from 35.0% to 37.2%, and beginning in September 2014, the multiplier will gradually increase up to 44.4% in October 1, 2018. In addition, the amendment suspended the 50% production tax benefit that had previously applied to juice-added soft drinks, and raised the rate for such beverages to the level currently applied to cola beverages. The amendments that benefited our company were the reduction of the production tax on concentrate, from 27.0% to 20.0%, and the elimination of the sale tax on mineral water (sparkling or still).

Our products are also subject to certain taxes in many of the countries in which we operate. Certain countries in Central America, Brazil and Argentina also impose taxes on sparkling beverages. See “Item 4. Information on the Company—Regulation—Taxation of Sparkling Beverages.” We cannot assure you that any governmental authority in any country where we operate will not impose new taxes or increase taxes on our products in the future. The imposition of new taxes or increases in taxes on our products may have a material adverse effect on our business, financial condition, prospects and results.

Regulatory developments may adversely affect our business.

We are subject to regulation in each of the territories in which we operate. The principal areas in which we are subject to regulation are water, environment, labor, taxation, health and antitrust. Regulation can also affect our ability to set prices for our products. See “Item 4. Information on the Company—Regulation.” The adoption of new laws or regulations or a stricter interpretation or enforcement thereof in the countries in which we operate may increase our operating costs or impose restrictions on our operations which, in turn, may adversely affect our financial condition, business and results. In particular, environmental standards are becoming more stringent in several of the countries in which we operate, and we are in the process of complying with these standards, although we cannot assure you that we will be able to meet any timelines for compliance established by the relevant regulatory authorities. See “Item 4. Information on the Company—Regulation—Environmental Matters.” Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on our future results or financial condition.

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which we operate. Currently, there are no price controls on our products in any of the territories in which we have operations, except for those in (i) Argentina, where authorities directly supervise certain products sold through supermarkets to control inflation; and (ii) Venezuela, where the government has recently imposed price controls on certain products including bottled water. The imposition of these restrictions or voluntary price restraints in other territories may have an adverse effect on our results and financial position. See “Item 4. Information on the Company—Regulation—Price Controls.” We cannot assure you that governmental authorities in any country where we operate will not impose statutory price controls or that we will not need to implement voluntary price restraints in the future.

In January 2010, the Venezuelan government amended the Ley para la Defensa y Acceso a las Personas a los Bienes y Servicios (Access to Goods and Services Defense Law). Any violation by a company that produces, distributes and sells goods and services could lead to fines, penalties or the confiscation of the assets used to produce, distribute and sell these goods without compensation. Although we believe we are in compliance with this law, consumer protection laws in Venezuela are subject to continuing review and changes, and any such changes may have an adverse impact on us.

In July 2011, the Venezuelan government passed the Ley de Costos y Precios Justos (Fair Costs and Prices Law). The purpose of this law is to establish the regulations and administrative processes necessary to maintain the price stability of, and equal access to, goods and services. The law also creates the National Ministry of Costs and Prices, the main role of which is to oversee price controls and set maximum retail prices on certain consumer goods and services. Of our products, only certain of our bottled water beverages were affected by these regulations, which mandated lower sale prices as of April 2012. Any failure to comply with this law would result in fines, temporary suspension or the closure of operations. We cannot assure you that the Venezuelan government’s future regulation of goods and services will not result in a forced reduction of prices in other of our products, which could have a negative effect on our results of operations.

In May 2012, the Venezuelan government adopted significant changes to labor regulations. This amendment to Venezuela’s labor regulations could have a negative impact on our business and operations. The principal changes that impact our operations are: (i) the requirement that employee terminations are now subject to governmental authorization; (ii) retroactive assessments for any modifications to our severance payment system; (iii) the reduction of the maximum daily and weekly work hours (from 44 to 40 weekly); and (iv) the increase in obligatory weekly breaks, prohibiting any corresponding reduction in salaries.

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

Our operations have from time to time been subject to investigations and proceedings by antitrust authorities, and litigation relating to alleged anticompetitive practices. We have also been subject to investigations and proceedings on environmental and labor matters. We cannot assure you that these investigations and proceedings will not have an adverse effect on our results or financial condition. See “Item 8. Financial Information—Legal Proceedings.”

Weather conditions may adversely affect our results.

Lower temperatures and higher rainfall may negatively impact consumer patterns, which may result in lower per capita consumption of our beverage offerings. Additionally, adverse weather conditions may affect road infrastructure in the territories in which we operate and limit our ability to sell and distribute our products, thus affecting our results.

We now conduct business in countries in which we have not previously operated and that present different or greater risks than certain countries in Latin America.

As a result of the acquisition of 51% of the outstanding shares of the Coca-Cola Bottlers Philippines, Inc. (“CCBPI”), we have expanded our geographic reach from Latin America to include the Philippines. The Philippines presents different risks than the risks we face in Latin America. We have not previously conducted business in CCPBI’s territories. We now face competitive pressures that are different than those we have historically faced. In the Philippines, we are the only beverage company competing across categories, and we face significant competition in each category. In addition, the per capita income of the population in Philippines is lower than the average per capita income in the countries in which we currently operate, and the distribution and marketing practices in the Philippines differ from our historical practices. We may have to adapt our marketing and distribution strategies to compete effectively. Our inability to compete effectively may have an adverse effect on our future operating results. See “Item 4. Information on the Company—The Company—Recent Acquisitions.”

Risks Related to the Series L shares and the ADSs

Holders of our Series L shares have limited voting rights.

Holders of our Series L shares are entitled to vote only in certain circumstances. In general terms, they may elect up to three of our maximum of 21 directors and are only entitled to vote on specific matters, including certain changes in our corporate form, mergers involving our company when our company is the merged entity or when the principal corporate purpose of the merged entity is not related to the corporate purpose of our company, the cancellation of the registration of our shares on the Mexican Stock Exchange or any other foreign stock exchange, and those matters for which the Ley de Mercado de Valores (Mexican Securities Market Law) expressly allows them to vote. As a result, Series L shareholders will not be able to influence our business or operations. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10. Additional Information—Bylaws—Voting Rights, Transfer Restrictions and Certain Minority Rights.”

Holders of ADSs may not be able to vote at our shareholder meetings.

Our shares are traded on the New York Stock Exchange (NYSE) in the form of ADSs. Holders of our shares in the form of ADSs may not receive notice of shareholder meetings from our ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner.

The protections afforded to non-controlling interest shareholders in Mexico are different from those afforded to minority shareholders in the United States and investors may experience difficulties in enforcing civil liabilities against us or our directors, officers and controlling persons.

Under the Mexican Securities Market Law, the protections afforded to non-controlling interest shareholders are different from, and may be less than, those afforded to minority shareholders in the United States. Therefore, it may be more difficult for non-controlling interest shareholders to enforce their rights against us, our directors or our controlling interest shareholders than it would be for minority shareholders of a U.S. company.

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

The enforceability against our directors, officers and controlling persons in Mexico in actions for enforcement of judgments of U.S. courts, and liabilities predicated solely upon the U.S. federal securities laws will be subject to certain requirements provided for in the Mexican Federal Civil Procedure Code and any applicable treaties. Some of the requirements may include personal service of process and that the judgments of U.S. courts are not against Mexican public policy. The Mexican Securities Market Law, which is considered Mexican public policy, provides that in the event of actions derived from any breach of the duty of care and the duty of loyalty against our directors and officers, any remedy would be exclusively for the benefit of our company. Therefore, investors would not be directly entitled to any remedies under such actions.

Developments in other countries may adversely affect the market for our securities.

The market value of securities of Mexican companies is, to varying degrees, influenced by economic and securities market conditions in other countries. Although economic conditions are different in each country, investors’ reactions to developments in one country can have effects on the securities of issuers in other countries, including Mexico. We cannot assure you that events elsewhere will not adversely affect the market value of our securities.

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

We may decide not to file a registration statement with the SEC that would allow holders of our shares or ADSs who are located in the United States to participate in a preemptive rights offering. In addition, under current Mexican law, the sale by the ADS depositary of preemptive rights and the distribution of the proceeds from such sales to the holders of our shares in the form of ADSs is not possible. As a result, the equity interest of holders of our shares in the form of ADSs would be diluted proportionately. See “Item 10. Additional Information—Bylaws—Preemptive Rights.”

Risks Related to Mexico and the Other Countries in Which We Operate

Adverse economic conditions in Mexico may adversely affect our financial condition and results.

We are a Mexican corporation, and our Mexican operations are our single most important geographic territory. For the year ended December 31, 2012, 39.2% and 40.7% of our total revenues and gross profit, respectively, were attributable to Mexico. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in the U.S. economy may affect the Mexican economy. Prolonged periods of weak economic conditions in Mexico may have, and in the past have had, a negative effect on our company and a material adverse effect on our results and financial condition.

Our business may be significantly affected by the general condition of the Mexican economy, or by the rate of inflation and interest rates in Mexico and exchange rates for the Mexican peso. Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, an increase in interest rates in Mexico would increase the cost to us of variable rate, Mexican peso-denominated funding, which constituted approximately 19.02% of our total debt as of December 31, 2012, and have an adverse effect on our financial position. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Depreciation of the Mexican peso relative to the U.S. dollar could adversely affect our financial condition and results.

Depreciation of the Mexican peso relative to the U.S. dollar increases the cost to us of some of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars and may therefore negatively affect our results, financial position and equity. Significant fluctuation of the Mexican peso relative to the U.S. dollar has occurred in the past, for example, at the end of 2008 and into 2009; and again at the end of 2011, negatively affecting our results. According to the U.S. Federal Reserve Board, the exchange rate in 2012 registered a low of Ps. 12.63 to US$ 1.00 on February 6, 2012, and a high of Ps. 14.37 to US$ 1.00 on June 1, 2012. As of December 31, 2012, the exchange rate was Ps. 12.96 to U.S.$ 1.00. As of March 8, 2013, the exchange rate was Ps. 12.65 to US$ 1.00. See “Item 3. Key Information—Exchange Rate Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Rate Risk.”

We selectively hedge our exposure to the U.S. dollar with respect to the Mexican peso and other currencies, our U.S. dollar-denominated debt obligations and the purchase of certain U.S. dollar-denominated raw materials. A severe depreciation of the Mexican peso or any currency of the countries in which we operate, may result in a disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars or other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated indebtedness or obligations in other currencies. While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange rate policies in the future. Currency fluctuations may have an adverse effect on our results, financial condition and cash flows in future periods.

Political events in Mexico could adversely affect our operations.

Mexican political events may significantly affect our operations. On July 2012, the presidential election in Mexico led to the election of a new president and political party, Enrique Peña Nieto of the Partido Revolucionario Institucional. Mexico’s new president may implement significant changes in laws, public policy and/or regulations that could affect Mexico’s political and economic situation. Any such changes may have an adverse effect on our business.

Political disagreements between the executive and the legislative branches could result in deadlock and prevent the timely implementation of political and economic reforms. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results.

Economic and political conditions in the other countries in which we operate may increasingly adversely affect our business.

Our business may be affected by the general conditions of the Brazilian economy, the rate of inflation, Brazilian interest rates or exchange rates for Brazilian reais. Decreases in the growth rate of the Brazilian economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products.

In addition to Mexico and Brazil, we conduct operations in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Argentina. Total revenues from our combined non-Mexican operations decreased as a percentage of our consolidated total revenues from 63.8% in 2011 to 60.8% in 2012; for the same non-Mexican operations, our gross profit decreased as a percentage of our consolidated gross profit from 62.2% in 2011 to 59.3% in 2012. Given the relevance of our non-Mexican operations, our results continue to be affected by the economic and political conditions in the countries, other than Mexico, where we conduct operations.

Consumer demand, preferences, real prices and the costs of raw materials are heavily influenced by macroeconomic and political conditions in the other countries in which we operate. These conditions vary by country and may not be correlated to conditions in our Mexican operations. In Venezuela, we continue to face exchange rate risk as well as scarcity of and restrictions on importing raw materials. Deterioration in economic and political conditions in any of these countries would have an adverse effect on our financial position and results.

Venezuelan political events may affect our operations. Although Venezuela expects to hold elections, in light of the death of President Hugo Chavez, political uncertainty remains. We cannot provide any assurances that political developments in Venezuela, over which we have no control, will not have an adverse effect on our business, financial condition or results.

On October 7, 2012, General Otto Peréz Molina, representing the Partido Patriota (Patriot Party), was elected to the presidency in Guatemala. We cannot assure you that the elected president will continue to apply the same policies that have been applied to us in the past.

Depreciation of the local currencies of the countries in which we operate against the U.S. dollar may increase our operating costs. We have also operated under exchange controls in Venezuela since 2003, which limit our ability to remit dividends abroad or make payments other than in local currencies and that may increase the real price paid for raw materials and services purchased in local currency. In February 2013, the Venezuelan government announced a devaluation in its official exchange rate, from 4.30 to 6.30 bolivars per US$ 1.00. For further information, please see Note 3.3 and Note 29 to our consolidated financial statements. Future changes in the Venezuelan exchange control regime, and future currency devaluations or the imposition of exchange controls in any of the countries in which we have operations could have an adverse effect on our financial position and results.

We cannot assure you that political or social developments in any of the countries in which we have operations, over which we have no control, will not have a corresponding adverse effect on the global market or on our business, financial condition or results.

Item 4. Information on the Company

THE COMPANY

Overview

We are the largest franchise bottler of Coca-Cola trademark beverages in the world. We operate in territories in the following countries:

•	Mexico—a substantial portion of central Mexico, the southeast and northeast of Mexico (including the Gulf region).

•	Central America—Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide) and Panama (nationwide).

•	Colombia—most of the country.

•	Venezuela—nationwide.

•	Brazil—the area of greater São Paulo, Campinas, Santos, the state of Mato Grosso do Sul, part of the state of Minas Gerais and part of the state of Goiás.

•	Argentina—Buenos Aires and surrounding areas.

Our company was organized on October 30, 1991 as a sociedad anónima de capital variable (a variable capital stock corporation) under the laws of Mexico with a duration of 99 years. On December 5, 2006, as required by amendments to the Mexican Securities Market Law, we became a sociedad anónima bursátil de capital variable (a listed variable capital stock corporation). Our legal name is Coca-Cola FEMSA, S.A.B. de C.V. Our principal executive offices are located at Mario Pani No. 100, Col. Santa Fe Cuajimalpa, Delegación Cuajimalpa, México, D.F., 05348, México. Our telephone number at this location is (52-55) 1519-5000. Our website is www.coca-colafemsa.com.

The following is an overview of our operations by reporting segment in 2012.

Operations by Reporting Segment—Overview

Year Ended December 31, 2012(1)

	Total Revenues (millions of Mexican pesos)	Percentage of Total Revenues	Gross Profit (millions of Mexican pesos)	Percentage of Gross Profit
Mexico and Central America(2)	66,141	44.8%	31,643	46.1%
South America(3) (excluding Venezuela)	54,821	37.1%	23,667	34.5%
Venezuela	26,777	18.1%	13,320	19.4%
Consolidated	147,739	100.0%	68,630	100.0%

(1)	Expressed in millions of Mexican pesos, except for percentages.
(2)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama. Includes results of Grupo Fomento Queretano from May 2012.
(3)	Includes Colombia, Brazil and Argentina.

Corporate History

We are a subsidiary of FEMSA, which also owns Oxxo, the largest Mexican convenience store chain, and which formerly owned FEMSA Cerveza, now Cuauhtémoc Moctezuma Holding, S.A. de C.V., a brewer with operations in Mexico and Brazil, currently a wholly owned subsidiary of the Heineken Group. On April 30, 2010, FEMSA exchanged 100% of its beer operations for a 20% economic interest in the Heineken Group.

In 1979, a subsidiary of FEMSA acquired certain sparkling beverage bottlers that are now a part of our company. At that time, the acquired bottlers had 13 Mexican distribution centers operating 701 distribution routes, and their production capacity was 83 million cases. In 1991, FEMSA transferred its ownership in the bottlers to FEMSA Refrescos, S.A. de C.V., the corporate predecessor to Coca-Cola FEMSA, S.A.B. de C.V.

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

In May 2003, we acquired Panamerican Beverages, or Panamco, and began producing and distributing Coca-Cola trademark beverages in additional territories in the central and gulf regions of Mexico and in Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories. As a result of the acquisition, the interest of The Coca-Cola Company in the capital stock of our company increased from 30.0% to 39.6%.

During August 2004, we conducted a rights offering to allow existing holders of our Series L shares and ADSs to acquire newly issued Series L shares in the form of Series L shares and ADSs, respectively, at the same price per share at which FEMSA and The Coca-Cola Company subscribed in connection with the Panamco acquisition.

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

In November 2007, Administración, S.A.P.I. de C.V., or Administración, a Mexican company owned directly and indirectly by us and The Coca-Cola Company, acquired 100% of the shares of capital stock of Jugos del Valle, S.A.P.I. de C.V. The business of Jugos del Valle in the United States was acquired and sold by The Coca-Cola Company. In 2008, we, The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and Brazilian operations, respectively, of Jugos del Valle. Taking into account the participation held by Grupo Fomento Queretano, we currently hold an interest of 25.1% in the Mexican joint business and approximately 19.7% in the Brazilian joint businesses. Jugos del Valle sells fruit juice-based beverages and fruit derivatives.

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

In May 2008, we entered into a transaction with The Coca-Cola Company to acquire its wholly owned bottling franchise Refrigerantes Minas Gerais, Ltda., or REMIL, located in the State of Minas Gerais in Brazil, for a purchase price of US$ 364.1 million. We began to consolidate REMIL in our financial statements in June 2008.

In July 2008, we acquired the Agua De Los Angeles bulk water business in the Valley of Mexico (Mexico City and surrounding areas) from Grupo Embotellador CIMSA, S.A. de C.V., at the time one of the Coca-Cola bottling franchises in Mexico, for a purchase price of US$ 18.3 million. The trademarks remain with The Coca-Cola Company. We subsequently merged Agua De Los Angeles into our bulk water business under the Ciel brand.

In February 2009, we acquired with The Coca-Cola Company the Brisa bottled water business in Colombia from Bavaria, S.A., a subsidiary of SABMiller plc. We acquired the production assets and the distribution territory, and The Coca-Cola Company acquired the Brisa brand. We and The Coca-Cola Company equally shared in paying the purchase price of US$ 92 million. Following a transition period, in June 2009, we started to sell and distribute the Brisa portfolio of products in Colombia.

In May 2009, we entered into an agreement to begin selling the Crystal trademark water products in Brazil jointly with The Coca-Cola Company.

In August 2010, we acquired from The Coca-Cola Company, along with other Brazilian Coca-Cola bottlers, the business operations of the Matte Leao tea brand. As of March 8, 2013, we had a 19.4% indirect interest in the Matte Leao business in Brazil.

In March 2011, we acquired with The Coca-Cola Company, through Compañía Panameña de Bebidas S.A.P.I. de C.V., Grupo Industrias Lacteas, S.A. (also known as Estrella Azul), a Panamanian conglomerate that participates in the dairy and juice-based beverage categories in Panama. We will continue to develop this business with The Coca-Cola Company.

In October 2011, we closed our merger with Administradora Acciones del Noreste S.A.P.I. de C.V. (“Grupo Tampico”), one of the largest family-owned Coca-Cola bottlers calculated by sales volume in Mexico. This franchise territory operates in the states of Tamaulipas, San Luis Potosí, and Veracruz, as well as in parts of the states of Hidalgo, Puebla and Queretaro, and sold 155.7 million unit cases of beverages in 2011. The aggregate enterprise value of this transaction was Ps. 9,300 million and we issued a total of 63.5 million new Series L shares in connection with this transaction. We began to consolidate Grupo Tampico in our financial statements as of October 2011.

In December 2011, we closed our merger with Corporación de los Angeles, S.A. de C.V. and its shareholders (“Grupo CIMSA”), a Mexican family-owned Coca-Cola bottler with operations mainly in the states of Morelos and Mexico, as well as in parts of the states of Guerrero and Michoacán. This franchise territory sold 154.8 million unit cases of beverages in 2011. The aggregate enterprise value of this transaction was Ps. 11,000 million and we issued a total of 75.4 million new Series L shares in connection with this transaction. We began to consolidate Grupo CIMSA in our financial statements as of December 2011. As part of our merger with Grupo CIMSA, we also acquired a 13.2% equity interest in Promotora Industria Azucarera, S.A de C.V. (“Piasa”).

In May 2012, we closed our merger with Grupo Fomento Queretano, S.A.P.I. de C.V. (“Grupo Fomento Queretano”), one of the oldest family-owned beverage players in the Coca-Cola system in Mexico, with operations mainly in the state of Querétaro, as well as in parts of the states of Mexico, Hidalgo and Guanajuato. We sold approximately 74 million unit cases of beverages in this franchise territory during 2012. The aggregate enterprise value of this transaction was Ps. 6,600 million and we issued a total of 45.1 million new Series L shares in connection with this transaction. We began to consolidate Grupo Fomento Queretano in our financial statements as of May 2012. As part of our merger with Grupo Fomento Queretano we also acquired an additional 12.9% equity interest in Piasa.

In August 2012, we acquired, through Jugos del Valle, an indirect participation in Santa Clara Mercantil de Pachuca, S.A. de C.V. (“Santa Clara”), an important producer of milk and dairy products in Mexico. We currently own an indirect participation of 23.8% in Santa Clara.

Recent Acquisitions

In December 2012, we reached an agreement with The Coca-Cola Company to acquire a 51% non-controlling majority stake of CCBPI for US$ 688.5 million in an all-cash transaction. We closed this transaction on January 25, 2013. The implied enterprise value of 100% of CCPBI is US$ 1,350 million. We will have an option to acquire all of the remaining 49% of the capital stock of CCBPI at any time during the seven years following the closing, at the same enterprise value adjusted for a carrying cost and certain other adjustments. We will have a put option, exercisable six years after the initial closing, to sell our ownership in CCBPI back to The Coca-Cola Company at a price that will be calculated using the same EBITDA multiple used in the acquisition of the 51% stake of CCBPI, capped at the aggregate enterprise value for the amount acquired, adjusted for certain items. We will be managing the day-to-day operations of the business. The Coca-Cola Company will have certain rights on the operational business plan. Given the terms of both the options agreements and our shareholders agreement with The Coca-Cola Company, we will not consolidate the results of CCBPI. We will recognize the results of CCBPI using the equity method. CCBPI sold approximately 531 million unit cases of beverages during 2012 and generated revenues of approximately US$ 1.1 billion.

In January 2013, we entered into an agreement to merge Grupo Yoli, S.A. de C.V. (“Grupo Yoli”) into our company. Grupo Yoli operates mainly in the state of Guerrero, Mexico as well as in parts of the state of Oaxaca, Mexico. The merger agreement was approved by both our and Grupo Yoli’s boards of directors and is subject to the approval of the Comisión Federal de Competencia (the Mexican Antitrust Comission, or CFC) and the shareholders’ meetings of both companies. Grupo Yoli sold approximately 99 million unit cases in 2012. The aggregate enterprise value of this transaction was Ps. 8,806 million. We will issue approximately 42.4 million new Series L shares to the shareholders of Grupo Yoli once the transaction closes. As part of this transaction, we will increase our participation in Piasa by 9.5%. We expect to close this transaction in the second quarter of 2013.

Capital Stock

As of March 8, 2013, FEMSA indirectly owned Series A Shares equal to 48.9% of our capital stock (63.0% of our capital stock with full voting rights). As of March 8, 2013, The Coca-Cola Company indirectly owned Series D shares equal to 28.7% of the capital stock of our company (37.0% of our capital stock with full voting rights). Series L shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the New York Stock Exchange, constitute the remaining 22.4% of our capital stock.

Business Strategy

In August 2011, we restructured our operations under two new divisions: (1) Mexico & Central America and (2) South America, creating a more flexible structure to execute our strategies and extend our track record of growth. Previously, we managed our business under three divisions—Mexico, Latincentro and Mercosur. With this new business structure, we aligned our business strategies more efficiently, ensuring a faster introduction of new products and categories, and a more rapid and effective design and deployment of commercial models. See “Introduction—Business Divisions.”

We operate with a large geographic footprint in Latin America, in two divisions:

•	Mexico and Central America (covering certain territories in Mexico and Guatemala, and all of Nicaragua, Costa Rica and Panama); and

•	South America (covering certain territories in Brazil and Argentina, and all of Colombia and Venezuela).

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

•	developing and expanding our still beverage portfolio through innovation, strategic acquisitions and by entering into agreements to acquire companies with The Coca-Cola Company;

•	expanding our bottled water strategy with The Coca-Cola Company through innovation and selective acquisitions to maximize profitability across our market territories;

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

We seek to increase per capita consumption of our products in the territories in which we operate. To that end, our marketing teams continuously develop sales strategies tailored to the different characteristics of our various territories and distribution channels. We continue to develop our product portfolio to better meet market demand and maintain our overall profitability. To stimulate and respond to consumer demand, we continue to introduce new categories, products and presentations. See “—Product and Packaging Mix.” In addition, because we view our relationship with The Coca-Cola Company as integral to our business, we use market information systems and strategies developed with The Coca-Cola Company to improve our business and marketing strategies. See “Marketing.”

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

We focus on management quality as a key element of our growth strategy and remain committed to fostering the development of quality management at all levels. Both FEMSA and The Coca-Cola Company provide us with managerial experience. To build upon these skills, the board of directors has allocated a portion of our operating budget to pay for management training programs designed to enhance our executives’ abilities and provide a forum for exchanging experiences, know-how and talent among an increasing number of multinational executives from our new and existing territories.

Sustainable development is a comprehensive part of our strategic framework for business operation and growth. We base our efforts in our Corporate Values and Ethics. We focus on three core areas, (i) our people, by encouraging the development of our employees and their families; (ii) our communities, by promoting development in the communities we serve, an attitude of health, self-care, adequate nutrition and physical activity, and evaluating the impact of our value chain; and (iii) our planet, by establishing guidelines that we believe will result in efficient use of natural resources to minimize the impact that our operations might have on the environment and create a broader awareness of caring for our environment.

Our Territories

The following map shows our territories, giving estimates in each case of the population to which we offer products, the number of retailers of our beverages and the per capita consumption of our beverages as of December 31, 2012:

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

Our Products

We produce, market, sell and distribute Coca-Cola trademark beverages. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters, and still beverages (including juice drinks, coffee, teas, milk, value-added dairy and isotonic). The following table sets forth our main brands as of December 31, 2012:

Colas:	Mexico and Central America(1)	South America(2)	Venezuela
Coca-Cola	✓	✓	✓
Coca-Cola Light	✓	✓	✓
Coca-Cola Zero	✓	✓

Flavored sparkling beverages:	Mexico and Central America(1)	South America(2)	Venezuela
Ameyal	✓
Canada Dry	✓
Chinotto			✓
Crush		✓
Escuis	✓
Fanta	✓	✓
Fresca	✓
Frescolita	✓		✓
Hit			✓
Kist	✓
Kuat		✓
Lift	✓
Mundet	✓
Quatro		✓
Schweppes	✓	✓	✓
Simba		✓
Sprite	✓	✓
Victoria	✓
Yoli	✓

Water:	Mexico and Central America(1)	South America(2)	Venezuela
Alpina	✓
Aquarius(3)		✓
Bonaqua		✓
Brisa		✓
Ciel	✓
Crystal		✓
Dasani	✓
Manantial		✓
Nevada			✓

Other Categories:	Mexico and Central America(1)	South America(2)	Venezuela
Cepita		✓
Del Prado(4)	✓
Estrella Azul(5)	✓
FUZE Tea	✓		✓
Hi-C(6)	✓	✓
Leche Santa Clara(5)	✓
Jugos del Valle(7)	✓	✓	✓
Matte Leao(8)		✓
Powerade(9)	✓	✓	✓
Valle Frut(10)	✓	✓	✓

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama
(2)	Includes Colombia, Brazil and Argentina
(3)	Flavored water. In Brazil, also flavored sparkling beverage
(4)	Juice-based beverage in Central America
(5)	Milk and value-added dairy and juices
(6)	Juice-based beverage. Includes Hi-C Orangeade in Argentina
(7)	Juice-based beverage
(8)	Ready to drink tea
(9)	Isotonic
(10)	Orangeade. Includes Del Valle Fresh in Costa Rica, Nicaragua, Panama, Colombia and Venezuela

Sales Overview

We measure total sales volume in terms of unit cases. “Unit case” refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product. The following table illustrates our historical sales volume for each of our territories.

	Sales Volume Year Ended December 31,
	2012	2011	2010
	(millions of unit cases)
Mexico and Central America
Mexico(1)	1,720.3	1,366.5	1,242.3
Central America(2)	151.2	144.3	137.0
South America (excluding Venezuela)
Colombia	255.8	252.1	244.3
Brazil(3)	494.2	485.3	475.6
Argentina	217.0	210.7	189.3
Venezuela	207.7	189.8	211.0

Consolidated Volume	3,046.2	2,648.7	2,499.5

(1)	Includes results of Grupo Fomento Queretano from May 2012, Grupo CIMSA from December 2011 and Grupo Tampico from October 2011.
(2)	Includes Guatemala, Nicaragua, Costa Rica and Panama.
(3)	Excludes beer sales volume. As of the first quarter of 2010, we began to distribute certain ready to drink products under the Matte Leao brand.

Product and Packaging Mix

Out of the more than 121 brands and line extensions of beverages that we sell and distribute, our most important brand, Coca-Cola, together with its line extensions, Coca-Cola Light and Coca-Cola Zero, accounted for 60.2% of total sales volume in 2012. Our next largest brands, Ciel (a water brand from Mexico and its line extensions), Fanta (and its line extensions), ValleFrut (and its line extensions), and Sprite (and its line extensions) accounted for 12.8%, 4.7%, 2.6% and 2.6%, respectively, of total sales volume in 2012. We use the term line extensions to refer to the different flavors in which we offer our brands. We produce, market, sell and distribute Coca-Cola trademark beverages in each of our territories in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles mainly made of polyethylene terephthalate, which we refer to as PET.

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

The following discussion analyzes our product and packaging mix by reporting segment. The volume data presented is for the years 2012, 2011 and 2010.

Mexico and Central America. Our product portfolio consists of Coca-Cola trademark beverages. In 2008, as part of our efforts to strengthen our multi-category beverage portfolio, we incorporated the Jugos del Valle line of juice-based beverages in Mexico and subsequently in Central America. In 2012, we launched FUZE Tea in the division. Per capita consumption of our beverage products in Mexico and Central America was 650 and 182 eight-ounce servings, respectively, in 2012.

The following table highlights historical sales volume and mix in Mexico and Central America for our products:

	Year Ended December 31,
	2012	2011	2010
Total Sales Volume(1)
Total (millions of unit cases)	1,871.5	1,510.8	1,379.3
Growth (%)	23.9	9.5	1.2

Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	73.0	74.9	75.2
Water(2)	21.4	19.7	19.4
Still beverages	5.6	5.4	5.4

Total	100.0	100.0	100.0

(1)	Includes results from the operations of Grupo Fomento Queretano from May 2012, Grupo CIMSA from December 2011 and Grupo Tampico from October 2011.
(2)	Includes bulk water volumes.

In 2012, multiple serving presentations represented 66.2% of total sparkling beverages sales volume in Mexico, a 140 basis points decrease compared to 2011; and 56.1% of total sparkling beverages sales volume in Central America, a 40 basis points increase compared to 2011. Our strategy is to foster consumption of single serve presentations while maintaining multiple serving volumes. In 2012, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 33.7% in Mexico, a 200 basis points increase compared to 2011; and 33.6% in Central America, a 190 basis points increase compared to 2011.

In 2012, our sparkling beverages decreased as a percentage of our total sales volume from 74.9% in 2011 to 73.0% in 2012, mainly due to the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico, which have a higher mix of bulk water in their portfolios.

In 2012, our most popular sparkling beverage presentations in Mexico were the 2.5-liter returnable plastic bottle, the 3.0-liter non-returnable plastic bottle and the 0.6-liter non-returnable plastic bottle (the 20-ounce bottle that is also popular in the United States) which together accounted for 51.2% of total sparkling beverage sales volume in Mexico.

Total sales volume reached 1,871.5 million unit cases in 2012, an increase of 23.9% compared to 1,510.8 million unit cases in 2011. The non-comparable effect of the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico contributed 322.7 million unit cases in 2012 of which 62.5% were sparkling beverages, 5.1% bottled water, 27.9% bulk water and 4.5% still beverages. Excluding the integration of these territories, volume grew 1.9% to 1,538.8 million unit cases. Organically sparkling beverages sales volume increased 2.5% as compared to 2011. The bottled water category, including bulk water, decreased 2.6%. The still beverage category increased 8.9%.

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

In 2010, we incorporated ready to drink beverages under the Matte Leao brand in Brazil. During 2011, as part of our continuous effort to develop non-carbonated beverages, we launched Cepita in non-returnable polyethylene terephthalate (“PET”) bottles and Hi-C, an orangeade, both in Argentina. Since 2009, as part of our efforts to foster sparkling beverage per capita consumption in Brazil, we re-launched a 2.0-liter returnable plastic bottle for the Coca-Cola brand and introduced two single-serve 0.25-liter presentations. Per capita consumption of our beverages in Colombia, Brazil and Argentina was 130, 264 and 404 eight-ounce servings, respectively, in 2012.

The following table highlights historical total sales volume and sales volume mix in South America (excluding Venezuela), not including beer:

	Year Ended December 31,
	2012	2011	2010
Total Sales Volume
Total (millions of unit cases)	967.0	948.1	909.2
Growth (%)	2.0	4.3	11.2

Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	84.9	85.9	85.5
Water(1)	10.0	9.2	10.1
Still beverages	5.1	4.9	4.4

Total	100.0	100.0	100.0

(1)	Includes bulk water volume.

Total sales volume was 967.0 million unit cases in 2012, an increase of 2.0% compared to 948.1 million unit cases in 2011. Growth in sparkling beverages, mainly driven by sales of the Coca-Cola brand in Argentina and the Fanta brand in Brazil and Colombia, accounted for the majority of the growth during the year. Our growth in still beverages was primarily driven by the Jugos del Valle line of products in Brazil and the Cepita juice brand in Argentina. The growth in sales volume of our water portfolio, including bulk water, was driven mainly by the Crystal brand in Brazil and the Brisa brand in Colombia.

In 2012, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 40.4% in Colombia, remaining flat as compared to 2011; 28.9% in Argentina, an increase of 110 basis points and 14.4% in Brazil, a 150 basis points decrease compared to 2011. In 2012, multiple serving presentations represented 62.9%, 72.5% and 85.2% of total sparkling beverages sales volume in Colombia, Brazil and Argentina, respectively.

We continue to distribute and sell the Kaiser beer portfolio in our Brazilian territories through the 20-year term, consistent with the arrangements in place with Cervejarias Kaiser, a subsidiary of the Heineken Group, since 2006, prior to the acquisition of Cervejarias Kaiser by Cuauhtémoc Moctezuma Holding, S.A. de C.V., formerly known as FEMSA Cerveza. Beginning in the second quarter of 2005, we ceased including beer that we distribute in Brazil in our reported sales volumes. On April 30, 2010, the transaction pursuant to which FEMSA exchanged 100% of its beer operations for a 20% economic interest in the Heineken Group closed.

Venezuela. Our product portfolio in Venezuela consists of Coca-Cola trademark beverages. Per capita consumption of our beverages in Venezuela during 2012 was 164 eight-ounce servings. At the end of 2011, we launched Del Valle Fresh, an orangeade, in Venezuela, which contributed significantly to incremental volume growth in this country during 2012. During 2012, we launched two new presentations for our sparkling beverage portfolio: a 0.355-liter non-returnable PET presentation and a 1-liter non-returnable PET presentation.

The following table highlights historical total sales volume and sales volume mix in Venezuela:

	Year Ended December 31,
	2012	2011	2010
Total Sales Volume
Total (millions of unit cases)	207.7	189.8	211.0
Growth (%)	9.4	(10.0)	(6.3)

Unit Case Volume Mix by Category	(in percentages)
Sparkling beverages	87.9	91.7	91.3
Water(1)	5.6	5.4	6.5
Still beverages	6.5	2.9	2.2

Total	100.0	100.0	100.0

(1)	Includes bulk water volume.

We have implemented a product portfolio rationalization strategy that allows us to minimize the impact of certain operating disruptions that have been recurrent in Venezuela over the last several years. During 2011, we faced a 26-day strike at one of our Venezuelan production and distribution facilities and a difficult economic environment that prevented us from growing sales volume of our products. As a result, our sparkling beverage volume decreased by 9.6%.

In 2012, multiple serving presentations represented 79.9% of total sparkling beverages sales volume in Venezuela, a 140 basis points increase compared to 2011. In 2012, returnable presentations represented 7.5% of total sparkling beverages sales volume in Venezuela, a 50 basis points decrease compared to 2011. Total sales volume was 207.7 million unit cases in 2012, an increase of 9.4% compared to 189.8 million unit cases in 2011.

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

Marketing

We, in conjunction with The Coca-Cola Company, have developed a marketing strategy to promote the sale and consumption of our products. We rely extensively on advertising, sales promotions and retailer support programs to target the particular preferences of our consumers. Our consolidated marketing expenses in 2012, net of contributions by The Coca-Cola Company, were Ps. 3,681 million. The Coca-Cola Company contributed an additional Ps. 3,018 million in 2012, which mainly includes contributions for coolers, bottles and cases. Through the use of advanced information technology, we have collected customer and consumer information that allow us to tailor our marketing strategies to target different types of customers located in each of our territories and to meet the specific needs of the various markets we serve.

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

Client Value Management. We have been transforming our commercial models to focus on our customers’ value potential using a value-based segmentation approach to capture the industry’s potential. We started the rollout of this new model in our Mexico, Central America, Colombia and Brazil operations in 2009 and have covered close to 95% of our total volumes as of the end of 2012, including the later rollout in Argentina and, more recently, in Venezuela.

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

Product Sales and Distribution

The following table provides an overview of our distribution centers and the retailers to which we sell our products:

	Product Distribution Summary as of December 31, 2012
	Mexico and Central America(1)	South America(2)	Venezuela
Distribution centers	149	64	33
Retailers(3)	956,618	653,321	209,232

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil and Argentina.
(3)	Estimated.

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

Mexico. We contract with a subsidiary of FEMSA for the transportation of finished products to our distribution centers from our production facilities. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” From the distribution centers, we then distribute our finished products to retailers through our own fleet of trucks.

In Mexico, we sell a majority of our beverages at small retail stores to consumers who may take the beverages for consumption at home or elsewhere. We also sell products through the “on-premise” consumption segment, supermarkets and other locations. The “on-premise” consumption segment consists of sales through sidewalk stands, restaurants, bars and various types of dispensing machines as well as sales through point-of-sale programs in stadiums, concert halls, auditoriums and theaters.

Brazil. In Brazil, we sold 31.9% of our total sales volume through supermarkets in 2012. Also in Brazil, the delivery of our finished products to customers is completed by a third party, while we maintain control over the selling function. In designated zones in Brazil, third-party distributors purchase our products at a discount from the wholesale price and resell the products to retailers.

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

Mexico and Central America. Our principal competitors in Mexico are bottlers of Pepsi products, whose territories overlap but are not co-extensive with our own. We compete with Organización Cultiba, S.A.B. de C.V., a joint venture recently formed by Grupo Embotelladoras Unidas, S.A.B. de C.V., the former Pepsi bottler in central and southeast Mexico, a subsidiary of PepsiCo, and Empresas Polar, S.A., the leading beer distributor and Pepsi bottler in Venezuela. Our main competition in the juice category in Mexico is Grupo Jumex. In the water category, Bonafont, a water brand owned by Grupo Danone, is our main competition. In addition, we compete with Cadbury Schweppes in sparkling beverages and with other national and regional brands in our Mexican territories, as well as low-price producers, such as Ajemex, S.A. de C.V. and Consorcio AGA, S.A. de C.V., that offer various presentations of sparkling and still beverages.

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

South America (excluding Venezuela). Our principal competitor in Colombia is Postobón, a well-established local bottler that sells flavored sparkling beverages (under the brands Postobón and Speed), some of which have a wide consumption preference, such as manzana Postobón (apple Postobón), which is the second most popular flavor in the Colombian sparkling beverage industry in terms of total sales volume. Postobón also sells Pepsi products. Postobón is a vertically integrated producer, the owners of which hold other significant commercial interests in Colombia. We also compete with low-price producers, such as the producers of Big Cola, which principally offer multiple serving size presentations in the sparkling and still beverage industry.

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

Raw Materials

Pursuant to our bottler agreements, we are authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas, and we are required to purchase in some of our territories for all Coca-Cola trademark beverages concentrate from companies designated by The Coca-Cola Company and sweeteners from companies authorized by The Coca-Cola Company. Concentrate prices for sparkling beverages are determined as a percentage of the weighted average retail price in local currency net of applicable taxes. Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage has historically been set pursuant to periodic negotiations with The Coca-Cola Company.

As part of the cooperation framework that we reached with The Coca-Cola Company at the end of 2006, The Coca-Cola Company provides a relevant portion of the funds derived from the concentrate increase for marketing support of our sparkling and still beverages portfolio. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”

In addition to concentrate, we purchase sweeteners, carbon dioxide, resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for most of our beverages. Our bottler agreements provide that, with respect to Coca-Cola trademark beverages, these materials may be purchased only from suppliers approved by The Coca-Cola Company, including affiliates of FEMSA. Prices for packaging materials and HFCS historically have been determined with reference to the U.S. dollar, although the local currency equivalent in a particular country is subject to price volatility in accordance with changes in exchange rates. Our most significant packaging raw material costs arise from the purchase of resin, plastic preforms to make plastic bottles and finished plastic bottles, which we obtain from international and local producers. The prices of these materials are tied to crude oil prices and global resin supply. In recent years we have experienced volatility in the prices we pay for these materials. Across our territories, our average price for resin in U.S. dollars decreased approximately 6.0% in 2012 as compared to 2011.

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

Mexico and Central America. In Mexico, we purchase our returnable plastic bottles from Graham Packaging México, S.A. de C.V., known as Graham, which is the exclusive supplier of returnable plastic bottles to The Coca-Cola Company and its bottlers in Mexico. We mainly purchase resin from Indorama Ventures Polymers México, S. de R.L. de C.V. (formerly Arteva Specialties, S. de R.L. de C.V.), M. & G. Polímeros México, S.A. de C.V. and DAK Resinas Americas Mexico, S.A. de C.V., which ALPLA México, S.A. de C.V., known as ALPLA, and Envases Universales de México, S.A.P.I. de C.V. manufacture into non-returnable plastic bottles for us.

We purchase all of our cans from Fábricas de Monterrey, S.A. de C.V., known as FAMOSA, and Envases Universales de México, S.A.P.I. de C.V., through Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a cooperative of Coca-Cola bottlers, in which, as of March 8, 2013, we hold a 30.0% equity interest. We mainly purchase our glass bottles from EXCO Integral Services, S.A. de C.V. (formerly Compañía Vidriera, S.A. de C.V., or VITRO), FEVISA Industrial, S.A. de C.V., known as FEVISA, and Glass & Silice, S.A. de C.V., (formerly Vidriera de Chihuahua, S.A. de C.V., or VICHISA), a wholly owned subsidiary of Cuauhtémoc Moctezuma Holding, S.A. de C.V. (formerly FEMSA Cerveza), currently a wholly owned subsidiary of the Heineken Group.

We purchase sugar from, among other suppliers, Piasa and Beta San Miguel, S.A. de C.V., both sugar cane producers in which, as of March 8, 2013, we held an approximate 26.1% and 2.7% equity interest, respectively. We purchase HFCS from CP Ingredientes, S.A. de C.V. and Almidones Mexicanos, S.A. de C.V., known as Almex.

Sugar prices in Mexico are subject to local regulations and other barriers to market entry that cause us to pay higher prices than those paid in the international market for sugar. As a result, sugar prices in Mexico have no correlation to international market prices for sugar. In 2012, sugar prices decreased approximately 15% as compared to 2011.

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

South America (excluding Venezuela). In Colombia, we use sugar as a sweetener in most of our products, which we buy from several domestic sources. In 2011, we started to use HFCS as an alternative sweetener for our products. We purchase HFCS from Archer Daniels Midland Company. We purchase plastic bottles from Amcor and Tapón Corona de Colombia S.A. We purchase all our glass bottles from Peldar O-I and cans from Crown, both suppliers in which Grupo Ardila Lulle, owners of our competitor Postobón, own a minority equity interest. Glass bottles and cans are available only from these local sources.

Sugar is available in Brazil at local market prices, which historically have been similar to international prices. Sugar prices in Brazil in recent periods have been volatile, mainly due to the increased demand for sugar cane for production of alternative fuels, and our average acquisition cost for sugar in 2012 decreased approximately 24% as compared to 2011. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” We purchase glass bottles, plastic bottles and cans from several domestic and international suppliers.

In Argentina, we mainly use HFCS that we purchase from several different local suppliers as a sweetener in our products instead of sugar. We purchase glass bottles, plastic cases and other raw materials from several domestic sources. We purchase plastic preforms, as well as returnable plastic bottles, at competitive prices from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil, and other local suppliers. We also acquire plastic preforms from ALPLA Avellaneda S.A. and other suppliers.

Venezuela. In Venezuela, we use sugar as a sweetener in most of our products, which we purchase mainly from the local market. Since 2003, from time to time, we have experienced a sugar shortage due to lower domestic production and the inability of the predominant sugar importers to obtain permission to import in a timely manner. While sugar distribution to the food and beverages industry and to retailers is controlled by the government, we did not experience any disruptions during 2012 with respect to access to sufficient sugar supply. However, we cannot assure you that we will not experience disruptions in our ability to meet our sugar requirements in the future should the Venezuelan government impose restrictive measures in the future. We buy glass bottles from one local supplier, Productos de Vidrio, S.A., but there are alternative suppliers authorized by The Coca-Cola Company. We acquire most of our plastic non-returnable bottles from ALPLA de Venezuela, S.A. and all of our aluminum cans from a local producer, Dominguez Continental, C.A.

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

REGULATION

We are subject to different regulations in each of the territories in which we operate. The adoption of new laws or regulations in the countries in which we operate may increase our operating costs, our liabilities or impose restrictions on our operations which, in turn, may adversely affect our financial condition, business and results. Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on our future results or financial condition.

Price Controls

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which we operate. Currently, there are no price controls on our products in any of the territories in which we have operations, except for those in (i) Argentina, where authorities directly supervise certain products sold through supermarkets to control inflation; and (ii) Venezuela, where the government has recently imposed price controls on certain products including bottled water. See “Item 3. Key Information—Risk Factors—Regulatory developments may adversely affect our business.”

Taxation of Sparkling Beverages

All the countries in which we operate, except for Panama, impose a value-added tax on the sale of sparkling beverages, with a rate of 16% in Mexico, 12% in Guatemala, 15% in Nicaragua, 13% in Costa Rica, 16% in Colombia (applied only to the first sale in the supply chain), 12% in Venezuela, 21% in Argentina, and 17% (Mato Grosso do Sul and Goiás) and 18% (São Paulo, Minas Gerais and Rio de Janeiro) in Brazil. Also, our Brazilian bottler is responsible for charging and collecting the value-added tax from each of its retailers, based on average retail prices for each state where we operate, defined primarily through a survey conducted by the government of each state and generally updated every three months. In addition, several of the countries in which we operate impose the following excise or other taxes:

•	Guatemala imposes an excise tax of 0.18 cents in local currency (Ps. 0.30 as of December 31, 2012) per liter of sparkling beverage.

•

Costa Rica imposes a specific tax on non-alcoholic bottled beverages based on the combination of packaging and flavor, currently assessed at 16.74 colones (Ps. 0.42 as of December 31, 2012) per 250 ml, and an excise tax currently assessed at 5.79 colones (approximately Ps. 0.15 as of December 31, 2012) per 250 ml.

•	Nicaragua imposes a 9.0% tax on consumption, and municipalities impose a 1% tax on our Nicaraguan gross income.

•	Panama imposes a 5.0% tax based on the cost of goods produced. Panama also imposes a 10% selective consumption tax on syrups, powders and concentrate.

•

Argentina imposes an excise tax of 8.7% on sparkling beverages containing less than 5.0% lemon juice or less than 10.0% fruit juice, and an excise tax of 4.2% on sparkling water and flavored sparkling beverages with 10.0% or more fruit juice, although this excise tax is not applicable to certain of our products.

•

Brazil’s federal government assesses an average production tax of approximately 4.7% and an average sales tax of approximately 10.8%. Most of these taxes are fixed, based on average retail prices in each state where we operate (VAT) or fixed by the federal government (excise and sales tax).

Water Supply

In Mexico, we obtain water directly from municipal utility companies and pump water from our own wells pursuant to concessions obtained from the Mexican government on a plant-by-plant basis. Water use in Mexico is regulated primarily by the Ley de Aguas Nacionales de 1992 (as amended, the 1992 Water Law), and regulations issued thereunder, which created the Comisión Nacional del Agua (the National Water Commission). The National Water Commission is in charge of overseeing the national system of water use. Under the 1992 Water Law, concessions for the use of a specific volume of ground or surface water generally run from five to fifty-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request concession terms be extended before the expiration of the same. The Mexican government is authorized to reduce the volume of ground or surface water granted for use by a concession by whatever volume of water is not used by the concessionaire for two consecutive years. However, because the current concessions for each of our plants in Mexico do not match each plant’s projected needs for water in future years, we successfully negotiated with the Mexican government the right to transfer the unused volume under concessions from certain plants to other plants anticipating greater water usage in the future. Our concessions may be terminated if, among other things, we use more water than permitted or we fail to pay required concession-related fees and do not cure such situations in a timely manner. Although we have not undertaken independent studies to confirm the sufficiency of the existing groundwater supply, we believe that our existing concessions satisfy our current water requirements in Mexico.

In Argentina, a state water company provides water to our Alcorta plant on a limited basis; however, we believe the authorized amount meets our requirements for this plant. In our Monte Grande plant in Argentina, we pump water from our own wells, in accordance with Law No. 25.688.

In Brazil, we buy water directly from municipal utility companies and we also capture water from underground sources, wells, or surface sources (i.e., rivers), pursuant to concessions granted by the Brazilian government for each plant. According to the Brazilian Constitution, water is considered an asset of common use and can only be exploited for the national interest by Brazilians or companies formed under Brazilian law. Concessionaires and users have the responsibility for any damage to the environment. The exploitation and use of water is regulated by the Código de Mineração (Code of Mining, Decree Law No. 227/67), the Código de Águas Minerais (Mineral Water Code, Decree Law No. 7841/45), the National Water Resources Policy (Law No. 9433/97) and by regulations issued thereunder. The companies that exploit water are supervised by the Departamento Nacional de Produção Mineiral—DNPM (National Department of Mineral Production) and the National Water Agency in connection with federal health agencies, as well as state and municipal authorities. In the Jundiaí and Belo Horizonte plants, we do not exploit mineral water. In the Mogi das Cruzes and Campo Grande plants, we have all the necessary permits for the exploitation of mineral water.

In Colombia, in addition to natural spring water, we obtain water directly from our own wells and from utility companies. We are required to have a specific concession to exploit water from natural sources. Water use in Colombia is regulated by Law No. 9 of 1979 and Decrees No. 1594 of 1984 and No. 2811 of 1974. In addition, on February 6, 2012, Colombia promulgated Decree No. 303, which requires us to apply for (i) water concessions and (ii) authorization to discharge our water into public waterways. The National Institute of National Resources supervises companies that use water as a raw material for their businesses.

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

In addition, we are subject to the 1992 Water Law, enforced by the Mexican National Water Commission. The 1992 Water Law, provides that plants located in Mexico that use deep water wells to supply their water requirements must pay a fee to the local governments for the discharge of residual waste water to drainage. Pursuant to this law, certain local authorities test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by the Mexican National Water Commission; in case of non-compliance with the law, penalties may be imposed, including closures. All of our bottler plants located in Mexico have met these standards. In addition, our plants in Apizaco and San Cristóbal are certified with ISO 14001. See “—Description of Property, Plant and Equipment.”

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

As part of our environmental protection and sustainability strategies, in December 2009, we, jointly with strategic partners, entered into a wind energy supply agreement with a Mexican subsidiary of the Spanish wind farm developer, GAMESA Energía, S.A., or GAMESA, to supply green energy to our bottling facility in Toluca, Mexico, owned by our subsidiary, Propimex, S. de R.L. de C.V., or Propimex, and to some of our suppliers of PET bottles. The wind farm, which is located in La Ventosa, Oaxaca, is expected to generate approximately 100 thousand megawatt hours annually. The energy supply services began in April 2010. During 2010 and 2011, this wind farm provided us with approximately 45 thousand and 80 thousand megawatt hours, respectively. In 2010, GAMESA sold its interest in the Mexican subsidiary that owned the above mentioned wind farm to Iberdrola Renovables México, S.A. de C.V.

Additionally, several of our subsidiaries have entered into 20-year wind power supply agreements with Energía Alterna Istmeña, S. de R.L. de C.V. and Energía Eólica Mareña, S.A. de C.V. (together, the Mareña Renovables Wind Power Farm) to receive electrical energy for use at our production and distribution facilities throughout Mexico. The Mareña Renovables Wind Farm will be located in the state of Oaxaca and we expect that it will begin operations in 2014.

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

Our Colombian operations are subject to several Colombian federal, state and municipal laws and regulations related to the protection of the environment and the disposal of treated water and toxic and hazardous materials. These laws include the control of atmospheric emissions, noise emissions, disposal of treated water and strict limitations on the use of chlorofluorocarbons. For our plants in Colombia, we have obtained the Certificación Ambiental Fase IV (Phase IV Environmental Certificate) demonstrating our compliance at the highest level with relevant Colombian regulations. We are also engaged in nationwide reforestation programs, and national campaigns for the collection and recycling of glass and plastic bottles. In 2011, jointly with the FEMSA Foundation, we were commended with the “Western Hemisphere Corporate Citizenship Award” for the social responsibility programs we carried out to respond to the extreme weather experienced in Colombia in 2010 and 2011, known locally as the “winter emergency.” In addition, we also obtained the ISO 9001, ISO 22000, ISO 14001 and PAS 220 certifications for our plants located in Medellin, Cali, Bogota, Barranquilla, Bucaramanga and La Calera, as recognition for the highest quality and food harmlessness in our production processes. Our six plants joined a small group of companies that have obtained these certifications.

Our Venezuelan operations are subject to several Venezuelan federal, state and municipal laws and regulations related to the protection of the environment. The most relevant of these laws are the Ley Orgánica del Ambiente (the Organic Environmental Law), the Ley Sobre Sustancias, Materiales y Desechos Peligrosos (the Substance, Material and Dangerous Waste Law), the Ley Penal del Ambiente (the Criminal Environmental Law) and the Ley de Aguas (the Water Law). Since the enactment of the Organic Environmental Law in 1995, our Venezuelan subsidiary has presented the proper authorities with plans to bring our production facilities and distribution centers into compliance with applicable laws, which mainly consist of building or expanding the capacity of water treatment plants in our bottling facilities. Even though we have had to adjust some of the originally proposed timelines due to construction delays, in 2009, we completed the construction and received all the required permits to operate a new water treatment plant in our bottling facility located in the city of Barcelona. At the end of 2011, we concluded the construction of a new water treatment plant in our bottling plant in the city of Valencia, which started operations in February 2012. During 2011, we also commenced construction of a new water treatment plant in our Antimano bottling plant in Caracas, which construction was concluded during the second quarter of 2012. We are also concluding the process of obtaining the necessary authorizations and licenses before we can begin the construction and expansion of our current water treatment plant in our bottling facility in Maracaibo. In December 2011, we obtained ISO 14000 certification for all of our plants in Venezuela.

In addition, in December 2010, the Venezuelan government approved the Ley Integral de Gestión de la Basura (Comprehensive Waste Management Law), which regulates solid waste management and which may be applicable to manufacturers of products for mass consumption. The full scope of this law has not yet been established.

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

Our production plant located in Jundiaí has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by the law. The plant has been certified for (i) ISO 9001 since 1993; (ii) ISO 14001 since March 1997; (iii) norm OHSAS 18001 since 2005; (iv) ISO 22000 since 2007; and (v) PAS: 220 since 2010. In Brazil it is also necessary to obtain concessions from the government to cast drainage. In December 2010, we increased the capacity of the water treatment plant in our Jundiaí facility. In 2012, our production plants in Jundiaí and Mogi das Cruzes were certified in standard FSSC22000; our plant located in Campo Grande in the process of obtaining this certification as well.

In Brazil, a municipal regulation of the City of São Paulo, implemented pursuant to Law 13.316/2002, came into effect in May 2008. This regulation requires us to collect for recycling a specified annual percentage of plastic bottles made from PET sold in the City of São Paulo; such percentage increases each year. Beginning in May 2011, we were required to collect for recycling 90% of the PET bottles sold in the City of São Paulo. Currently, we are not able to collect the entire required volume of PET bottles we sell in the City of São Paulo for recycling. If we do not meet the requirements of this regulation, which we believe to be more onerous than those imposed by the countries with the highest recycling standards, we could be fined and be subject to other sanctions, such as the suspension of operations in any of our plants and/or distribution centers located in the City of São Paulo.

In May 2008, we and other bottlers in the City of São Paulo, through the Associação Brasileira das Indústrias de Refrigerantes e de Bebidas Não-alcoólicas (Brazilian Soft Drink and Non-Alcoholic Beverage Association, or ABIR), filed a motion requesting a court to overturn this regulation due to the impossibility of compliance. In addition, in November 2009, in response to a municipal authority request for us to demonstrate the destination of the PET bottles sold in São Paulo, we filed a motion presenting all of our recycling programs and requesting a more practical timeline to comply with the requirements of the law. In October 2010, the municipal authority of São Paulo levied a fine on our Brazilian operating subsidiary of 250,000 Brazilian reais (approximately Ps. 1,548,874 as of December 31, 2012) on the grounds that the report submitted by our Brazilian operating subsidiary did not comply with the 75% proper disposal requirement for the period from May 2008 to May 2010. We filed an appeal against this fine. In July 2012, the State Appellate Court of São Paulo rendered a decision admitting the interlocutory appeal filed on behalf of ABIR in order to suspend the fines and other sanctions to ABIR’s associated companies, including our Brazilian subsidiary, for alleged noncompliance with the municipal regulation up to the final resolution of the lawsuit. We are currently awaiting final resolution on both matters.

In August 2010, Law No. 12.305/2010 established the Brazilian National Solid Waste Policy. This policy is based on the principle of shared responsibility between the government, companies and the public, and provides for the post-consumption return of products to companies and requires public authorities to implement waste management programs. This law is regulated by Federal Decree No. 7.404/2010, and was published in December 2010. We are currently discussing with the relevant authorities the impact this law may have on Brazilian companies in complying with the regulation in effect in the City of São Paulo. In response to the Brazilian National Solid Waste Policy, in December 2012, a proposal was provided to the Ministry of the Environment by almost 30 associations involved in the packaging sector, including ABIR in its capacity as representative for The Coca-Cola Company, our Brazilian subsidiary and other bottlers. The agreement proposed creating a “coalition” to implement systems for reverse logistics packaging non-dangerous waste that make up the dry fraction of municipal solid waste or equivalent. The goal of the proposal is to create methodologies for sustainable development, and protect the environment, society and the economy. We have not yet received a response from the Ministry of Environment.

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

We have expended, and may be required to expend in the future, funds for compliance with and remediation under local environmental laws and regulations. Currently, we do not believe that such costs will have a material adverse effect on our results or financial condition. However, since environmental laws and regulations and their enforcement are becoming increasingly stringent in our territories, and there is increased recognition by local authorities of the need for higher environmental standards in the countries where we operate, changes in current regulations may result in an increase in costs, which may have an adverse effect on our future results or financial condition. Management is not aware of any significant pending regulatory changes that would require a significant amount of additional remedial capital expenditures.

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

In July 2011, the Venezuelan government passed the Ley de Costos y Precios Justos (Fair Costs and Prices Law). The purpose of this law is to establish the regulations and administrative processes necessary to maintain the price stability of, and equal access to, goods and services. The law also creates the National Ministry of Costs and Prices, whose main role is to oversee price controls and set maximum retail prices on certain consumer goods and services. Of our products, only certain of our bottled water beverages were affected by these regulations, which mandated to lower our sale prices as of April 2012. Any failure to comply with this law would result in fines, temporary suspension or the closure of operations. While we are currently in compliance with this law, we cannot assure you that the Venezuelan government’s future regulation of goods and services will not result in a forced reduction of prices in other of our products, which could have a negative effect on our results of operations.

In May 2012, the Venezuelan government adopted significant changes to labor regulations. This amendment to Venezuela’s labor regulations could have a negative impact on our business and operations. The principal changes that impact our operations are: (i) the requirement that employee terminations are now subject to governmental authorization; (ii) retroactive assessments for any modifications to our severance payment system; (iii) the reduction of the maximum daily and weekly work hours (from 44 to 40 weekly); and (iv) the increase in obligatory weekly breaks, prohibiting any corresponding reduction in salaries.

In November 2012, the government of the Province of Buenos Aires adopted Law No. 14,394, which increased the tax rate applied to product sales within the Province of Buenos Aires. If the products are manufactured in plants located in the territory of the Province of Buenos Aires, Law No. 14,394 increases the tax rate from 1% to 1.75%; if the products are manufactured in any other Argentine province, the law increases the tax rate from 3% to 4%.

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

In December 2012, the Costa Rican government repealed Article 61 of their Código Fiscal (Fiscal Code), which had allowed Costa Rican subsidiaries to follow certain specified procedures to prevent tax withholdings on dividends paid to parent companies.

BOTTLER AGREEMENTS

Coca-Cola Bottler Agreements

Bottler agreements are the standard agreements for each territory that The Coca-Cola Company enters into with bottlers outside the United States. Pursuant to our bottler agreements, we are authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas, and we are required to purchase in some of our territories for all Coca-Cola trademark beverages concentrate from companies designated by The Coca-Cola Company and sweeteners from companies authorized by The Coca-Cola Company.

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

The Coca-Cola Company contributed a significant portion of our total marketing expenses in our territories during 2012 and has reiterated its intention to continue providing such support as part of our cooperation framework. Although we believe that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”

We have separate bottler agreements with The Coca-Cola Company for each of the territories in which we operate, on substantially the same terms and conditions. These bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement.

As of December 31, 2012, we had eight bottler agreements in Mexico: (i) the agreements for Mexico’s Valley territory, which expire in June 2013 and April 2016, (ii) the agreements for the Central territory, which expire in August 2013, May 2015 and July 2016, (iii) the agreement for the Northeast territory, which expires in September 2014, (iv) the agreement for the Bajio territory, which expires in May 2015, and (v) the agreement for the Southeast territory, which expires in June 2013. Our bottler agreements with The Coca-Cola Company will expire for our territories in other countries as follows: Argentina in September 2014; Brazil in April 2014; Colombia in June 2014; Venezuela in August 2016; Guatemala in March 2015; Costa Rica in September 2017; Nicaragua in May 2016 and Panama in November 2014.

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

We have also entered into tradename license agreements with The Coca-Cola Company pursuant to which we are authorized to use certain trademark names of The Coca-Cola Company with our corporate name. These agreements have a ten-year term and are automatically renewed for ten-year terms, but are terminated if we cease to manufacture, market, sell and distribute Coca-Cola trademark products pursuant to the bottler agreements or if the shareholders agreement is terminated. The Coca-Cola Company also has the right to terminate a license agreement if we use its trademark names in a manner not authorized by the bottler agreements.

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

See “Item 5. Operating and Financial Review and Prospects—Capital Expenditures.”

As of December 31, 2012, we owned 37 bottling plants company-wide. By country, as of such date, we had sixteen bottling facilities in Mexico, five in Central America, six in Colombia, four in Venezuela, four in Brazil and two in Argentina.

As of December 31, 2012, we operated 246 distribution centers, approximately 50% of which were in our Mexican territories. As of such date, we owned more than 86% of these distribution centers and leased the remainder. See “—The Company—Product Sales and Distribution.”

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

The table below summarizes by country principal use, installed capacity and percentage utilization of our production facilities:

Bottling Facility Summary

As of December 31, 2012

Country	Installed Capacity (thousands of unit cases)	Utilization(1) (%)
Mexico	2,671,963	62.0
Guatemala	35,527	77.0
Nicaragua	66,516	60.0
Costa Rica	81,424	56.0
Panama	55,863	52.0
Colombia	514,813	49.0
Venezuela	288,751	69.0
Brazil	720,704	64.0
Argentina	347,307	62.0

(1)	Annualized rate.

The table below summarizes by country plant location and facility area of our production facilities:

Bottling Facility by Location

As of December 31, 2012

Country	Plant	Facility Area (thousands of sq. meters)
Mexico	San Cristóbal de las Casas, Chiapas	45
	Cuautitlán, Estado de México	35
	Los Reyes la Paz, Estado de México	50
	Toluca, Estado de México	242
	León, Guanajuato	124
	Morelia, Michoacán	50
	Ixtacomitán, Tabasco	117
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	142

	La Pureza Altamira, Tamaulipas	300

	Poza Rica, Veracruz	42

	Pacífico, Estado de México	89

	Cuernavaca, Morelos	37

	Toluca, Estado de México	41

	San Juan del Río, Querétaro	84

	Querétaro, Querétaro	80

Guatemala	Guatemala City	47

Nicaragua	Managua	54

Costa Rica	Calle Blancos, San José	52
	Coronado, San José	14

Panama	Panama City	29

Colombia	Barranquilla	37
	Bogotá, DC	105
	Bucaramanga	26
	Cali	76
	Manantial, Cundenamarca	67
	Medellín	47

Venezuela	Antímano	15
	Barcelona	141
	Maracaibo	68
	Valencia	100

Brazil	Campo Grande	36
	Jundiaí	191
	Mogi das Cruzes	119
	Belo Horizonte	73

Argentina	Alcorta, Buenos Aires	73
	Monte Grande, Buenos Aires	32

SIGNIFICANT SUBSIDIARIES

The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2012:

Name of Company	Jurisdiction of Incorporation	Percentage Owned	Description
Propimex, S. de R.L. de C.V	Mexico	100.0%	Manufacturer and distributor of bottled beverages.

Controladora Interamericana de Bebidas, S. de R.L. de C.V.(1)	Mexico	100.0%	Holding company of manufacturers and distributors of beverages.

Spal Industria Brasileira de Bebidas, S.A.	Brazil	98.2%	Manufacturer and distributor of bottled beverages.

Coca-Cola FEMSA de Venezuela S.A.	Venezuela	100.0%	Manufacturer and distributor of bottled beverages.

Industria Nacional de Gaseosas, S.A.	Colombia	100.0%	Manufacturer and distributor of bottled beverages.

(1)	On September 24, 2012, Controladora Interamericana de Bebidas, S.A. de C.V. was converted into Controladora Interamericana de Bebidas, S. de R.L. de C.V. (a limited liability company).

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

General

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements including the notes thereto. Our consolidated financial statements were prepared in accordance with IFRS as issued by the IASB.

Average Price Per Unit Case. We use average price per unit case to analyze average pricing trends in the different territories in which we operate. We calculate average price per unit case by dividing net sales by total sales volume. Sales of beer in Brazil, which are not included in our sales volumes, are excluded from this calculation.

Effects of Changes in Economic Conditions. Our results are affected by changes in economic conditions in Mexico and in the other countries in which we operate. For the years ended December 31, 2012 and 2011, 39.2% and 36.2%, respectively, of our total revenues were attributable to Mexico. In addition to Mexico, we also conduct operations in Central America, Colombia, Venezuela, Brazil and Argentina.

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

Recent Developments

Presentation in IFRS. The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto included in this annual report. Our financial statements have been prepared in accordance with IFRS. We began reporting under IFRS for the year ending December 31, 2012, with an IFRS adoption date of December 31, 2012 and a transition date to IFRS of January 1, 2011. Note 27 and Note 2 to our audited consolidated financial statements contain the reconciliations and explanations of how the transition to IFRS has affected our company’s consolidated financial position, financial performance and cash flows as of January 1 and December 31, 2011.

In connection with our adoption of IFRS, we relied on certain exemptions and exceptions from IFRS that are required or permitted in connection with the initial adoption of IFRS. The mandatory exceptions on which we relied are those relating to (1) accounting estimates; (2) non-controlling interest, to which we prospectively applied the requirements related to non-controlling interests in IAS 27, “Consolidated and Separate Financial Statements,” as of the transition date; (3) the application of derecognition of financial assets and liabilities; and (4) hedge accounting.

Below we describe the optional exemptions on which we relied. See Note 27 to our audited consolidated financial statements.

•

Deemed Cost. An entity may elect to measure an item or all of its property, plant and equipment at its transition date at its fair value and use that fair value as its deemed cost as of that date. In addition, under IFRS 1, as a first-time adopter of IFRS, we may elect to use the revaluation of an item of property, plant and equipment made under Mexican FRS as of, or before, the transition date as the deemed cost as of the date of the revaluation if the revaluation was, as of the date of the revaluation, broadly comparable to: (i) fair value or (ii) cost or depreciated cost in accordance with IFRS, adjusted to reflect changes in a general or specific price index. The application of this exemption is detailed in Note 27.2.4(h) to our consolidated financial statements. This exemption affected our accounting in the following ways:

•	We have presented our property, plant, and equipment and our intangible assets at IFRS historical cost in all countries.

•

In Mexico, under Mexican FRS, we ceased recording hyperinflationary adjustments to our property, plant and equipment as of December 31, 2007, which was the year when the Mexican economy was no longer considered hyperinflationary under Mexican FRS. According to IAS 29, “Financial Reporting in Hyperinflationary Economies,” the last hyperinflationary period for the Mexican peso was in 1998. As a result of adopting IFRS, we eliminated the cumulative hyperinflation that we had recognized within long-lived assets for our Mexican operations, based on Mexican FRS, during the years 1999 through 2007, which were not deemed hyperinflationary for IFRS purposes.

•	In Venezuela, this IFRS historical cost represents actual historical cost in the year of acquisition, indexed for inflation in a hyperinflationary economy based on the provisions of IAS 29.

•

We applied the exemption from retroactively recalculating the translation differences in the financial statements of foreign operations; accordingly, as of the transition date, we reset the cumulative translation effect to retained earnings. If we had adopted the fair value methodology under IFRS, the cost of our property, plant and equipment would have been determined based on an appraisal as of the date of transition and following periods. Additionally, in relation to the cumulative translation effect, we would have been able to reclassify the translation effect only for subsidiaries in countries experiencing hyperinflation, as defined under IFRS.

•

Business Combinations and Acquisitions of Associated Companies and Joint Ventures. We elected not to apply IFRS 3, “Business Combinations,” to business combinations or acquisitions of associated companies or joint ventures prior to our transition date. IFRS differs from Mexican FRS particularly with respect to the recognition and valuation of employment obligations, property, plant and equipment and other liabilities. As a result, the assignment of net values would have been different under IFRS.

•

Borrowing Costs. We began capitalizing our borrowing costs at the transition date in accordance with IAS 23, “Borrowing Costs.” The borrowing costs included previously under Mexican FRS were subject to the deemed cost exemption mentioned in the first bullet above. If we had adopted the borrowing costs methodology under IFRS, the net values would have been different under IFRS.

Note 28 to our audited consolidated financial statements discusses new accounting pronouncements under IFRS that will become effective in 2013. We do not expect that any of these will have an impact on the presentation of our financial statements.

Recent Exchange Rate Development. In February 2013, the Venezuelan government announced a devaluation of its official exchange rate from 4.30 to 6.30 bolivars per U.S. dollar. Beginning February 2013, we will use 6.30 bolivars per U.S. dollar as the exchange rate to translate our financial statements to our reporting currency, pursuant to the applicable accounting rules. As of December 31, 2012, the financial statements were translated to Mexican pesos using the exchange rate of 4.30 bolivars per U.S. dollar. As a result of this devaluation, the balance sheet of our Venezuelan subsidiary reflected a reduction in equity of Ps. 3,456, which will be accounted for as a reduction in our cumulative foreign currency translation adjustment at the time of the devaluation in February 2013.

Recent Acquisitions. In December, 2012, we reached an agreement with The Coca-Cola Company to acquire a 51% non-controlling majority stake of CCBPI for US $688.5 million in an all-cash transaction. We closed this transaction on January 25, 2013. The implied enterprise value of 100% of CCPBI is US$ 1,350 million. We will have an option to acquire all of the remaining 49% of the capital stock of CCBPI at any time during the seven years following the closing, at the same enterprise value adjusted for a carrying cost and certain other adjustments. We will have a put option, exercisable six years after the initial closing, to sell our ownership in CCBPI back to The Coca-Cola Company at a price that will be calculated using the same EBITDA multiple used in the acquisition of the 51% stake of CCBPI, capped at the aggregate enterprise value for the amount acquired, adjusted for certain items. We will be managing the day-to-day operations of the business. The Coca-Cola Company will have certain rights on the operational business plan. Given the terms of both the options agreements and our shareholders agreement with The Coca-Cola Company, we will not consolidate the results of CCBPI. We will recognize the results of CCBPI using the equity method.

In January 2013 we entered into an agreement to merge Grupo Yoli into our company. Grupo Yoli operates in Mexico, mainly in the state of Guerrero, Mexico as well as in parts of the state of Oaxaca, Mexico. The merger agreement was approved by both our and Grupo Yoli’s boards of directors and is subject to the approval of the CFC and the shareholders’ meetings of both companies. The aggregate enterprise value of this transaction was Ps. 8,806 million. We will issue approximately 42.4 million new Series L shares to the shareholders of Grupo Yoli once the transaction closes. As part of this transaction, we will increase our participation in Piasa by 9.5%. We expect to close this transaction in the second quarter of 2013.

Critical Accounting Estimates

In the application of our accounting policies, which are described in Notes 2 and 3 to our audited consolidated financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Key sources of uncertainty of estimates. The following are the key assumptions concerning the future, and other key sources of uncertainty of estimates at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control. Such changes are reflected in the assumptions when they occur.

Impairment of indefinite lived intangible assets, goodwill and other depreciable long-lived assets. Intangible assets with indefinite lives, as well as goodwill, are subject to annual impairment tests. An impairment exists when the carrying value of an asset or cash generating unit (“CGU”) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.

We calculate the fair value less costs to sell based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices, less incremental costs for disposing of the asset. In order to determine whether such assets are impaired, we initially calculate an estimation of the value in use of the cash-generating units to which such assets have been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. We annually review the carrying value of our intangible assets with indefinite lives and goodwill for impairment based on recognized valuation techniques. While we believe that our estimates are reasonable, different assumptions regarding such estimates could materially affect our evaluations. Impairment losses are recognized in current earnings in the period the related impairment is determined.

We assess at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. The key assumptions used to determine the recoverable amount for our CGUs, including a sensitivity analysis, are further explained in Notes 3.15 and 12 to our consolidated financial statements.

Useful lives of property, plant and equipment and intangible assets with defined useful lives. Property, plant and equipment, including returnable bottles, which are expected to provide benefits over a period of more than one year, as well as intangible assets with defined useful lives are depreciated/amortized over their estimated useful lives. We base our estimates on the experience of our technical personnel as well as based on our experience in the industry for similar assets. See Notes 3.11, 11 and 12 to our consolidated financial statements.

Post-employment and other non-current employee benefits. We annually evaluate the reasonableness of the assumptions used in our post-employment and other non-current employee benefit computations. Information about such assumptions is described in Note 16 to our consolidated financial statements.

Income taxes. Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. For our Mexican subsidiaries, we recognize deferred income taxes, based on their financial projections depending on whether we expect that they will incur the regular income tax (“ISR”) or the business flat tax (“IETU”) in the future. Additionally, we regularly review our deferred tax assets for recoverability, and we record a deferred tax asset based on our judgment regarding the probability of historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. See Note 24 to our consolidated financial statements.

Tax, labor and legal contingencies and provisions. We are subject to various claims and contingencies related to tax, labor and legal proceedings as described in Note 25 to our consolidated financial statements. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management periodically assesses the probability of loss for such contingencies and accrues a provision and/or discloses the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a provision for the estimated loss.

Valuation of financial instruments. We are required to measure all derivative financial instruments at fair value. The fair values of derivative financial instruments are determined considering quoted prices in recognized markets. If such instruments are not traded, fair value is determined by applying techniques based on technical models, supported by sufficient reliable and verifiable data recognized in the financial sector. We base our forward price curves upon market price quotations. Management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of financial instruments. See Note 20 to our consolidated financial statements.

Business combinations. Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the (i) fair value of the assets transferred by us as of the acquisition date, (ii) liabilities assumed by us to the former owners of the acquire, and (iii) equity interests issued by us in exchange for control of the acquiree.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except for:

•

deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements, are recognized and measured in accordance with IAS 12, “Income Taxes” and IAS 19, “Employee Benefits,” respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or our share-based payment arrangements entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2, “Share-based Payment at the Acquisition Date,” see Note 3.23; and

•	assets (or disposal groups) that are classified as held for sale and measured in accordance with IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations.”

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of our company’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of our company’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

For each business combination, we elect whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets.

Investments in associated companies. If we hold, directly or indirectly, 20 percent or more of the voting power of an investee, it is presumed that it has significant influence, unless it can be clearly demonstrated that this is not the case. If we hold, directly or indirectly, less than 20 percent of the voting power of a corporate investee, it is presumed that we do not have significant influence, unless such influence can be clearly demonstrated. Decisions regarding the propriety of utilizing the equity method of accounting for a less than 20 percent-owned corporate investee requires a careful evaluation of voting rights and their impact on our ability to exercise significant influence. Management considers the existence of the following circumstances, which may indicate that we are in a position to exercise significant influence over a less than 20 percent-owned corporate investee:

•	representation on the board of directors or equivalent governing body of the investee;

•	participation in policy-making processes, including participation in decisions about dividends or other distributions;

•	material transactions between our company and the investee;

•	interchange of managerial personnel; or

•	provision of essential technical information.

Management also considers the existence and effect of potential voting rights that are currently exercisable or currently convertible when assessing whether we have significant influence.

In addition, we evaluate the indicators that provide evidence of significant influence:

•	our extent of ownership is significant relative to other shareholdings (i.e., a lack of concentration of other shareholders);

•	our significant shareholders, our parent, fellow subsidiaries, or our officers, hold additional investments in the investee; and

•	we are a part of significant investee committees, such as the executive committee or the finance committee.

Results

The following table sets forth our consolidated income statements for the years ended December 31, 2012 and 2011.

	Year Ended December 31,
	2012				2011
	(in millions of Mexican pesos or millions of U.S. dollars, except per share data)
Revenues:
Net sales	US$	11,332	Ps.	146,907	Ps.	122,638
Other operating revenues		64		832		586

Total revenues		11,396		147,739		123,224
Cost of goods sold		6,102		79,109		66,693

Gross profit		5,294		68,630		56,531
Costs and expenses:
Administrative expenses		480		6,217		5,140
Selling expenses		3,103		40,223		32,093
Other income		42		545		685
Other expenses		115		1,497		2,060
Interest expense		151		1,955		1,729
Interest income		33		424		616
Foreign exchange gain, net		21		272		61
Gain on monetary position for subsidiaries in hyperinflationary economies		—		—		61
Market value (gain) loss on financial instruments		(1)		(13)		138

Income before income taxes and share of the profit of associated companies and joint ventures accounted for using the equity method		1,542		19,992		16,794
Income taxes		484		6,274		5,667
Share of the profit of associated companies and joint ventures accounted for using the equity method, net of taxes		14		180		86

Consolidated net income	US$	1,072	Ps.	13,898	Ps.	11,213
Equity holders of the parent		1,028		13,333		10,662
Non-controlling interest		44		565		551

Consolidated net income	US$	1,072	Ps.	13,898	Ps.	11,213

Net income attributable to equity holders of the parent (U.S. dollars and Mexican pesos):
Earnings per share	US$	0.51	Ps.	6.62	Ps.	5.72

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 12.96 per US$ 1.00 solely for the convenience of the reader.

Operations by Reporting Segment

The following table sets forth certain financial information for each of our reportable segments for the years ended December 31, 2012 and 2011. See Note 26 to our consolidated financial statements for additional information by reporting segment.

	Year Ended December 31,
	2012	2011
	(in millions of Mexican pesos)
Total revenues
Mexico and Central America(1)	66,141	51,662
South America (excluding Venezuela)(2)	54,821	51,451
Venezuela	26,777	20,111

Gross profit
Mexico and Central America(1)	31,643	24,576
South America (excluding Venezuela)(2)	23,667	22,205
Venezuela	13,320	9,750

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama. Includes results of Grupo Fomento Queretano from May 2012, Grupo CIMSA from December 2011 and Grupo Tampico from October 2011 in Mexico.
(2)	Includes Colombia, Brazil and Argentina.

Results for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Consolidated Results

Total Revenues. Consolidated total revenues increased 19.9% to Ps. 147,739 million in 2012, as compared to 2011, driven by double-digit total revenue growth in both divisions, including Venezuela, and including the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano into our Mexican operations. Excluding the non-comparable effect of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in our Mexican operations, total revenues grew 11.6%. On a currency neutral basis and excluding the non-comparable effect of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico, total revenues increased 15.0%.

Total sales volume increased 15.0% to 3,046.2 million unit cases in 2012, as compared to 2011. The integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in our Mexican operations accounted for 332.7 million unit cases, of which sparkling beverages represented 62.5%, water 5.1%, bulk water 27.9% and still beverages 4.5%. Excluding non-comparable effects of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico, total sales volumes grew 2.4% to 2,713.5 million unit cases. On the same basis, the sparkling beverage category grew 2.0%, mainly driven by the Coca-Cola brand, which accounted for more than 65% of incremental volumes. The still beverage category grew 13.5%, mainly driven by the performance of the Jugos del Valle line of business in Mexico, Venezuela and Brazil, and the Del Prado line of business in Central America, representing close to 30% of incremental volumes. Our bottled water portfolio, including bulk water, grew 0.9%, and contributed the balance.

Consolidated average price per unit case increased by 4.4%, reaching Ps. 47.27 in 2012, as compared to Ps. 45.29 in 2011. In local currency, average price per unit case increased in all of our territories mainly driven by price increases implemented during the year and higher volumes of sparkling beverages, which carry higher average prices per unit case.

Gross Profit. Our gross profit increased 21.4% to Ps. 68,630 million in 2012, as compared to 2011. Cost of goods sold increased 18.6%, mainly as a result of higher sweetener costs in Mexico during the first half of the year and the depreciation of the average exchange rate of the Brazilian real, the Argentinian peso and the Mexican peso as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 46.5% in 2012, an expansion of 60 basis points as compared to 2011.

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

Administrative and Selling Expenses. Administrative and selling expenses, as a percentage of total revenues, increased 120 basis points to 31.4% in 2012, as compared to 2011. Administrative and selling expenses, in absolute terms, increased 24.7%, mainly as a result of the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico. In addition, administrative and selling expenses grew as a consequence of higher labor costs in Venezuela and Brazil in combination with higher labor and freight costs in Argentina, and continued marketing investment to reinforce our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability across our territories. During the year ended December 31, 2012, we also recorded additional expenses related to the development of information systems and commercial capabilities in connection with our commercial models, and certain investments related, among others, to the development of new lines of business and non-carbonated beverage categories.

Comprehensive Financing Result. The term “comprehensive financing result” refers to the combined financial effects of net interest expense, net financial foreign exchange gains or losses, and net gains or losses on monetary position from the hyperinflationary countries in which we operate. Net financial foreign exchange gains or losses represent the impact of changes in foreign-exchange rates on financial assets or liabilities denominated in currencies other than local currencies and gains or losses resulting from derivative financial instruments. A financial foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred or the beginning of the period, whichever comes first, and the date it is repaid or the end of the period, whichever comes first, as the appreciation of the foreign currency results in an increase in the amount of local currency, which must be exchanged to repay the specified amount of the foreign currency liability.

Comprehensive financing results in 2012 recorded an expense of Ps. 1,246 million, as compared to an expense of Ps. 1,129 million in 2011, mainly due to higher interest expenses.

Income Taxes. Income taxes increased to Ps. 6,274 million in 2012, from Ps. 5,667 million in 2011. During 2012, taxes as a percentage of income before taxes were 31.2% as compared to 33.7% in the previous year. The difference was mainly driven by the recording of an equity tax in our Colombian subsidiary during 2011.

Equity Holders of the Parent. Our consolidated equity holders of the parent increased 25.1% to Ps. 13,333 million in 2012, as compared to the same period of 2011. Earnings per share in 2012 were Ps. 6.62 (Ps. 66.15 per ADS) computed on the basis of 2,015.14 million shares outstanding (each ADS represents 10 Series L Shares) as of December 31, 2012.

Consolidated Results by Reporting Segment

Mexico and Central America

Total Revenues. Total revenues from our Mexico and Central America division increased 28.0% to Ps. 66,141 million in 2012, as compared to 2011. Such growth was supported by the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in our Mexican operations in 2012. Higher volumes, including the recently integrated franchises into our Mexican operations, accounted for approximately 85% of incremental revenues during the year, and increased average price per unit case represented the balance. Average price per unit case reached Ps. 35.11, an increase of 3.1%, as compared to 2011, mainly reflecting selective price increases across our product portfolio implemented in Mexico and Central America over the year. Excluding the non-comparable effect of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico, total revenues grew 8.3%. On a currency neutral basis and excluding the recently integrated territories into our Mexican territories, total revenues increased approximately 7.5%.

Total sales volume in this segment increased 23.9% to 1,871.5 million unit cases in 2012, as compared to 2011. Excluding the non-comparable effect of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico, volumes grew 1.9% to 1,538.8 million unit cases. On the same basis, sparkling beverage volume increased 2.5%, driven by a 2.7% growth of the Coca-Cola brand and a 1.8% increase in flavored sparkling beverages. Still beverages grew 8.9%, mainly driven by the Jugos del Valle line of products and Powerade. These increases compensated for a 2.6% decline in our bottled water business, including bulk water.

Total sales volume in Mexico increased 25.9% to 1,720.3 million unit cases in 2012, as compared to 1,366.5 million unit cases in 2011. Excluding the non-comparable effect of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano, volumes grew 1.5% to 1,387.6 million unit cases. On the same basis, sales volume in the sparkling beverage category grew 2.4%, driven by the strong performance of the Coca-Cola brand, which grew 2.5%. Sales volume in the still beverage category increased 7.9%, due to the performance of Valle Frut and Powerade. These increases compensated for a 2.8% decline in our bottled water category, including bulk water.

Total sales volume in Central America increased 4.8% to 151.2 million unit cases in 2012, as compared to 144.3 million unit cases in 2011. The sales volume in the sparkling beverage category grew 3.6%, driven by the strong performance of the Coca-Cola brand in Panama and Nicaragua, which grew 11.1% and 5.0% respectively. The bottled water business, including bulk water, grew 8.0% mainly driven by the performance of the Alpina brand. Sales volume in the still beverage category increased 13.8%, due to the introduction of the Del Prado brand.

Gross Profit. Gross profit increased 28.8% to Ps. 31,643 million in 2012, as compared to the same period in 2011. Cost of goods sold increased 27.4%, mainly as a result of higher HFCS costs in Mexico during the first half of the year, in combination with the depreciation of the average exchange rate of the Mexican peso as applied to our U.S. dollar-denominated raw material costs, which were partially offset by lower PET and sugar prices. Gross margin increased from 47.6% in 2011 to 47.8% in 2012.

Administrative and Selling Expenses. Administrative and selling expenses in the Mexico and Central America division, as a percentage of total revenues, increased 90 basis points to 31.7% in 2012, as compared with 2011, mainly as a result of the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico. Additionally, administrative and selling expenses increased as a result of continued investment in marketing across our territories in Mexico and Central America. During the year ended December 31, 2012, we also recorded additional expenses related to the development of information systems and commercial capabilities in connection with our commercial models and certain investments related, among others, to the development of new lines of business and non-carbonated beverage categories. Administrative and selling expenses in this division, in absolute terms, increased 32.0%, as compared to 2011.

South America (excluding Venezuela)

Total Revenues. Total revenues were Ps. 54,821 million in 2012, an increase of 6.5% as compared to 2011 as a result of total revenue growth in Colombia, Argentina and Brazil, which was partially compensated by the negative translation effect of the devaluation of the Brazilian real. Excluding beer, which accounted for Ps. 2,905 million during the year, revenues increased 6.4% to Ps. 51,916 million. Excluding beer, higher average prices per unit case across our operations accounted for close to 70% of incremental revenues and volume growth in every territory contributed the balance. On a currency neutral basis, total revenues increased approximately 11.6%.

Total sales volume in our South America segment, excluding Venezuela, increased 2.0% to 967.0 million unit cases in 2012 as compared to 2011, as a result of growth in every operation. Our sparkling beverage portfolio grew 0.8%, driven by the strong performance of the Coca-Cola brand in Argentina, which grew 5.1% and 3.3% in flavored sparkling beverages. The still beverage category grew 5.8%, mainly driven by the Jugos del Valle line of business in Brazil and the Cepita juice brand and Hi-C orangeade in Argentina. Our bottled water portfolio increased 20.4% mainly driven by the Crystal brand in Brazil and the Brisa brand in Colombia. These increases compensated for a 5.9% decline in the bulk water portfolio.

Total sales volume in Colombia increased 1.5% to 255.8 million unit cases in 2012, as compared to 252.1 million unit cases in 2011. The sales volume in the sparkling beverage category grew 0.7%, driven by the introduction of the Fanta brand and the performance of Quatro. The bottled water business, including bulk water, grew 4.4% mainly driven by the Brisa brand. Sales volume in the still beverage category increased 1.2%, mainly driven by the introduction of FUZE tea.

Total sales volume in Argentina increased 3.0% to 217.0 million unit cases in 2012, as compared to 210.7 million unit cases in 2011. The sales volume in the sparkling beverage category grew 2.5%, driven by the strong performance of the Coca-Cola brand, which grew 5.1%. Sales volume in the still beverage category increased 8.1%, mainly driven by the Cepita juice brand and Hi-C orangeade. The bottled water business, including bulk water, grew 7.0% mainly driven by the introduction of the Bonaqua brand.

Total sales volume in Brazil increased 1.8% to 494.2 million unit cases in 2012, as compared to 485.3 million unit cases in 2011. The bottled water business, including bulk water, grew 25.8%, mainly driven by the Crystal brand. Sales volume in the still beverage category increased 8.3%, due to the performance of the Jugos del Valle line of business. The sales volume in the sparkling beverage category remained flat as compared to 2011.

Gross Profit. Gross profit reached Ps. 23,667 million, an increase of 6.6% in 2012, as compared to 2011. Cost of goods sold increased 6.5%, mainly driven by the depreciation of the average exchange rate of the Brazilian real and the Argentinian peso as applied to our U.S. dollar-denominated raw material costs. Gross profit reached 43.2% in 2012, remaining flat as compared to 2011.

Administrative and Selling Expenses. Administrative and selling expenses in South America, excluding Venezuela, as a percentage of total revenues, increased 130 basis points to 28.9% in 2012, as compared with 2011. This increase occurred mainly as a result of higher labor costs in Brazil and higher labor and freight costs in Argentina, in combination with increased marketing investment to reinforce our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability across the division, excluding Venezuela. Administrative and selling expenses in South America, excluding Venezeuela, in absolute terms increased 11.3%, as compared to 2011.

Venezuela

Total Revenues. Total revenues in Venezuela reached Ps. 26,777 million in 2012, an increase of 33.1% as compared to 2011. Average price per unit case was Ps. 128.8 in 2012, an increase of 21.7% as compared to 2011, accounting for close to 75% of incremental revenues. On a currency neutral basis, our revenues in Venezuela increased by 43.0%.

Total sales volume increased 9.4% to 207.7 million unit cases in 2012, as compared to 189.8 million unit cases in 2011. Sales volume in the still beverage category increased 150.0%, due to the introduction of the Del Valle Fresh orangeade. The sales volume in the sparkling beverage category grew 4.9%, driven by the strong performance of the Coca-Cola brand, which grew 7.7%. The bottled water business, including bulk water, grew 12.6% mainly driven by the Nevada brand.

Gross Profit. Gross profit was Ps. 13,320 million in 2012, an increase of 36.6% compared to 2011. Cost of goods sold increased 29.9%. Lower sweetener and PET prices resulted in a gross margin expansion of 120 basis points, to 49.7% in 2012, as compared to 48.5% in 2011.

Administrative and Selling Expenses. Administrative and selling expenses in Venezuela, as a percentage of total revenues, increased 50 basis points to 36.0% in 2012, as compared with 2011. This increase occurred mainly as a result of higher labor costs, in combination with increased marketing investment to reinforce our execution in the marketplace and widen our cooler coverage across the country. Administrative and selling expenses in Venezuela, in absolute terms increased 35.2%, as compared to 2011.

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

Our total indebtedness was Ps. 29,914 million as of December 31, 2012, as compared to Ps. 22,362 million as of December 31, 2011. Short-term debt and long-term debt were Ps. 5,139 million and Ps. 24,775 million, respectively, as of December 31, 2012, as compared to Ps. 5,540 million and Ps. 16,821 million, respectively, as of December 31, 2011. Total debt increased Ps. 7,552 million in 2012, compared to year end 2011. Net debt decreased Ps. 3,509 million in 2012 mainly as a result of cash generation. As of December 31, 2012, our cash and cash equivalents were Ps. 23,222 million, as compared to Ps. 11,843 million as of December 31, 2011. As of December 31, 2012, our cash and cash equivalents were comprised of 56% U.S. dollars, 12% Mexican pesos, 9% Brazilian reais, 21% Venezuelan bolivars, 1% Colombian pesos and 1% Argentinean pesos. As of February 28, 2013, our cash and cash equivalents balance was Ps. 14,512 million including US$ 430 million denominated in U.S. dollars. These funds, in addition to the cash generated by our operations, are sufficient to meet our operating requirements.

In February 2013, the Venezuelan government announced a devaluation of its official exchange rate from 4.30 to 6.30 bolivars per U.S. dollar. For further information, please see Note 3 and Note 30 to our consolidated financial statements. Future changes in the Venezuelan exchange control regime, and future currency devaluations or the imposition of exchange controls in any of the countries in which we have operations could have an adverse effect on our financial position and results.

As part of our financing policy, we expect to continue to finance our liquidity needs with cash. Nonetheless, as a result of regulations in certain countries in which we operate, it may not be beneficial or, as in the case of exchange controls in Venezuela, practicable for us to remit cash generated in local operations to fund cash requirements in other countries. Exchange controls like those in Venezuela may also increase the real price of remitting cash to fund debt requirements in other countries. In the event that cash in these countries is not sufficient to fund future working capital requirements and capital expenditures, we may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. In addition, our liquidity in Venezuela could be affected by changes in the rules applicable to exchange rates as well as other regulations, such as exchange controls. In the future we may finance our working capital and capital expenditure needs with short-term or other borrowings.

We continuously evaluate opportunities to pursue acquisitions or engage in strategic transactions. We would expect to finance any significant future transactions with a combination of any of cash, long-term indebtedness and the issuance of shares of our company.

Sources and Uses of Cash. The following table summarizes the sources and uses of cash for the years in the periods ended December 31, 2012 and 2011, from our consolidated statements of changes in cash flows:

	Year Ended December 31,
	2012	2011
	(in millions of Mexican pesos)
Net cash flows from operating activities	23,650	13,893
Net cash flows used in investing activities(1)	(10,989)	(12,197)
Net cash flows from (used in) financing activities	60	(3,072)
Dividends paid	(5,734)	(4,366)

(1)	Includes property, plant and equipment, investment in shares and other assets.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2012:

	Maturity
	(in millions of Mexican pesos)
	Less than 1 year	1 – 3 years	4 – 5 years	In excess of 5 years	Total
Debt(1)
Mexican pesos	267	6,624	—	2,495	9,386
U.S. dollars	4,098	7,795	—	6,458	18,351
Brazilian reais	9	26	17	13	65
Colombian pesos	—	990	—	—	990
Argentine pesos	577	349	—	—	926
Capital Leases
Brazilian reais	4	7	—	—	11
Colombian peso	185	—	—	—	185
Interest Payments on Debt(2)
Mexican pesos	724	1,480	202	638	3,044
U.S. dollars	394	1,259	321	669	2,643
Brazilian reais	3	6	2	0.4	11
Colombian pesos	76	53	—	—	129
Argentine pesos	113	36	—	—	149
Interest Rate Swaps(3)
Mexican pesos float to fixed	(4)	(186)	—	—	(190)
Cross Currency Swaps
Mexican pesos to U.S. dollars(4)	—	46	—	—	46
Forwards
U.S. dollars to Mexican pesos(5)	11	—	—	—	11
Collar Options(6)
U.S. dollars to Mexican pesos	28	—	—	—	28
Operating Leases
Mexican pesos	189	7	—	—	196
Commodity Hedge Contracts
Sugar(7)	(151)	(44)	—	—	(195)
Aluminum(8)	(5)	—	—	—	(5)
Expected Benefits to be Paid for Pension and Retirement Plans, Seniority Premiums and Post-employment	269	397	177	1,035	1,878
Other Long-Term Liabilities(9)	—	—	—	—	—

(1)	Excludes the effect of cross currency swaps.
(2)	Interest was calculated using the contractual debt as of and nominal interest rate amounts in effect on December 31, 2012. Liabilities denominated in U.S. dollars were converted to Mexican pesos at an exchange rate of Ps. 13.01 per U.S. dollar, the exchange rate reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2012.
(3)	Reflects the market value as of December 31, 2012 of interest rates swaps that are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2012.
(4)	Cross-currency swaps used to convert U.S. dollar-denominated floating rate debt into Mexican peso-denominated floating rate debt with a notional amount of Ps. 955 million with a maturity date as of April 14, 2014, and Ps. 1,598 million with a maturity date as of May 2, 2014. These cross-currency swaps are considered hedges for accounting purposes, and are related to U.S. dollar-denominated bilateral loans. The amounts shown in the table are fair value figures as of December 31, 2012.

(5)	Reflects the market value as of December 31, 2012 of forward derivative instruments used to hedge against fluctuation in the Mexican pesos. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2012.
(6)	Reflects the market value as of December 31, 2012 of FX collar options used to hedge against fluctuation in the Mexican peso. A collar is a strategy composed of a call and a put option at different strike levels, with the same notional amount and maturity. It limits the exposure to the risk of exchange rate fluctuations in a similar way as a forward agreement. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2012.
(7)	Reflects the market value as of December 31, 2012 of futures contracts used to hedge sugar cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2012.
(8)	Reflects the market value as of December 31, 2012 of futures and forward contracts used to hedge aluminum cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2012.
(9)	Other long-term liabilities reflects liabilities whose maturity dates are undefined and depends on a series of circumstances out of our control, therefore these liabilities have been considered to have a maturity of more than five years.

Debt Structure

The following chart sets forth the debt breakdown of our company and its subsidiaries by currency and interest rate type as of December 31, 2012:

Currency	Percentage of Total Debt(1)(2)	Average Nominal Rate(3)	Average Adjusted Rate(1)(4)
Mexican pesos	40.1%	5.8%	7.1%
U.S. dollars	52.7%	3.5%	3.6%
Colombian pesos	3.9%	6.7%	6.7%
Brazilian reais	0.3%	4.5%	4.5%
Argentine pesos	3.1%	18.8%	18.8%
Venezuelan bolivar	—	—	—

(1)	Includes the effects of our derivative contracts as of December 31, 2012, including cross currency swaps from Mexican pesos to U.S. dollars and U.S. dollar.
(2)	Due to rounding, these figures may not equal 100%.
(3)	Annual weighted average interest rate per currency as of December 31, 2012.
(4)	Annual weighted average interest rate per currency as of December 31, 2012 after giving effect to interest rate swaps and cross currency swaps. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

Summary of Significant Debt Instruments

The following is a brief summary of our significant long-term indebtedness with restrictive covenants outstanding as of March 8, 2013:

Mexican Peso-Denominated Bonds (Certificados Bursátiles). On April 18, 2011, we issued certificados bursátiles guaranteed by Propimex, S. de R.L. de C.V., our main operating subsidiary in Mexico, in 5-year floating rate and 10-year fixed rate tranches of Ps. 2,500 million each, priced at TIIE + 0.13% and 8.27%, respectively. We have the following certificados bursátiles outstanding in the Mexican securities market:

Issue Date	Maturity	Amount	Rate
2011	April 11, 2016	Ps. 2,500 million	28-day TIIE(1) + 13 bps
2011	April 5, 2021	Ps. 2,500 million	8.27%

(1)	TIIE means the Tasa de Interés Interbancaria de Equilibrio (the Equilibrium Interbank Interest Rate).

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

Bank Loans. As of December 31, 2012, we had a number of loans with individual banks in Mexican pesos, U.S. dollars, Colombian pesos, Brazilian reais, and Argentine pesos, with an aggregate principal amount of Ps. 18,368 million. The bank loans denominated in Mexican pesos and U.S. dollars guaranteed by Propimex contain restrictions on liens, fundamental changes such as mergers and sale of certain assets. In addition, we are required to comply with a maximum net leverage ratio. Finally, some of our bank loans include a mandatory prepayment clause in which the lender has the option to require us to prepay such loans upon a change of control.

We are in compliance with all of our restrictive covenants as of the date of filing of this annual report. A significant and prolonged deterioration in our consolidated results could cause us to cease to be in compliance under certain indebtedness in the future. We can provide no assurances that we will be able to incur indebtedness or to refinance existing indebtedness on similar terms in the future.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

Contingencies

We are subject to various claims and contingencies related to tax, labor and legal proceedings. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions.

We have various loss contingencies related to tax, legal and labor proceedings, and have recorded reserves as other liabilities in those cases where we believe an unfavorable resolution is probable. We use outside legal counsel for certain complicated cases. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2012:

Long-Term
Tax, primarily indirect taxes	Ps. 921
Legal	279
Labor	934

Total	Ps. 2,134

Management periodically assesses the probability of loss for such contingencies and accrues a provision and/or discloses the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a provision for the estimated loss.

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

As is customary in Brazil, we have been required by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 2,164 and Ps. 2,418 million as of December 31, 2012 and 2011, respectively, by pledging fixed assets, or providing bank guarantees.

In connection with certain past business combinations, we have been indemnified by the sellers for certain contingencies. We have agreed to comparable indemnifications provisions in our agreements in connection with our recent merger with Grupo Fomento Queretano. See “Item 4. Information on the Company—The Company—Corporate History.”

Capital Expenditures

The following table sets forth our capital expenditures, including investment in property, plant and equipment, deferred charges and other investments for the periods indicated on a consolidated and by reporting segment basis:

	Year Ended December 31,
	2012	2011
	(millions of Mexican pesos)
Capital expenditures, net(1)	10,259	7,862

(1)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

	Year Ended December 31,
	2012	2011
	(millions of Mexican pesos)
Mexico and Central America(1)	5,350	4,120
South America (excluding Venezuela)(2)	3,878	3,109
Venezuela	1,031	633

Total	10,259	7,862

(1)	Includes Mexico Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil and Argentina.

In 2012, we focused our capital expenditures on investments in (1) increasing production capacity, (2) placing coolers with retailers, (3) returnable bottles and cases, (4) improving the efficiency of our distribution infrastructure and (5) information technology. Through these measures, we strive to improve our profit margins and overall profitability.

We have budgeted approximately US $800 million for our capital expenditures in 2013. Our capital expenditures in 2013 are primarily intended for:

•	investments in production capacity (primarily for a plant in Brazil and a plant in Colombia);

•	market investments (primarily for the placement of coolers);

•	returnable bottles and cases;

•	improvements throughout our distribution network; and

•	investments in information technology.

We estimate that of our projected capital expenditures for 2013, approximately 35% will be for our Mexican territories and the remaining will be for our non-Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2013. Our capital expenditure plan for 2013 may change based on market and other conditions, our results and financial resources.

We began construction on a production plant in Minas Gerais, Brazil in 2012. This project has required an investment of 400 million Brazilian reais (equivalent to approximately US$ 198 million). We expect that the construction will generate 800 direct and indirect jobs. It is anticipated that the new plant will be completed as of December 2013 and begin operations in the first quarter of 2014. The plant will be located on a parcel of land 300,000 square meters in size, and it is expected that by 2015 the annual production capacity will be approximately 1.2 billion liters of sparkling beverages, representing an increase of approximately 47% as compared to the current installed capacity of our plant in Belo Horizonte, Brazil. The new plant will produce all of our existing brands and presentations of Coca-Cola products.

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

The following table provides a summary of the fair value of derivative instruments as of December 31, 2012. The fair market value is estimated using market prices that would apply to terminate the contracts at the end of the period and are confirmed by external sources, which are also our counterparties to the relevant contracts.

	Fair Value At December 31, 2012
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total fair value
	(millions of Mexican pesos)
Interest Rate Swaps
Mexican pesos float to fixed	(4)	(186)	—	—	(190)
Cross Currency Swaps
Mexican pesos to U.S. Dollars	—	46	—	—	46
Forwards
U.S. dollars to Mexican Pesos	11	—	—	—	11
Collar Options
U.S. dollars to Mexican Pesos	28	—	—	—	28
Commodity Hedge Contracts
Sugar	(151)	(44)	—	—	(195)
Aluminum	(5)	—	—	—	(5)

Item 6. Directors, Senior Management and Employees

Directors

Management of our business is vested in our board of directors and in our chief executive officer. Our bylaws provide that our board of directors will consist of no more than 21 directors and their respective alternates, elected at the annual ordinary shareholders meeting for renewable terms of one year. Our board of directors currently consists of 19 directors and 18 alternate directors; 13 directors and their respective alternate directors are elected by holders of the Series A shares voting as a class; five directors and their respective alternate directors are elected by holders of the Series D shares voting as a class; and up to three directors and their respective alternate directors are elected by holders of the Series L shares voting as a class. Directors may only be elected by a majority of shareholders of the appropriate series, voting as a class.

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

Our bylaws, as recently amended, provide that when Series B shares are issued, which has not yet occurred, the shareholders of such Series B issued and paid shares that individually or as a group, hold at least 10% of the issued and paid shares of the capital stock of our Company shall have the right to designate and revoke one director and the corresponding alternate, pursuant to Article 50 of the Mexican Securities Law.

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

At our ordinary shareholders meeting held on March 5, 2013, the following directors were appointed: 11 directors and their respective alternates were appointed by holders of Series A shares, five directors and their respective alternates were appointed by holders of Series D shares and three directors and their respective alternates were appointed by holders of Series L shares. We currently have appointed 19 of the maximum 21 directors that can be appointed pursuant to our bylaws.

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for information on relationships with certain directors and senior management.

As of the date of this annual report, our board of directors had the following members:

Series A Directors
José Antonio Fernández Carbajal	Born:	February 1954
Chairman	First elected:	1993, as director; 2001 as chairman
	Term expires:	2014
	Principal occupation:	Chief Executive Officer, FEMSA.
	Other directorships:	Chairman of the board of FEMSA and Fundación FEMSA A.C., Vice President of the supervisory board of Heineken N.V. and Vice President and member of the board of Heineken Holding N.V., Chairman of the board of Instituto Tecnológico y de Estudios Superiores de Monterrey (“ITESM”), and member of the boards of Industrias Peñoles, S.A.B. de C.V. (Peñoles), Grupo Televisa, S.A.B. de C.V. (“Televisa”), Controladora Vuela Compañia de Aviación, S.A. de C.V. (“Volaris”) BBVA Bancomer, S.A., Grupo Financiero BBVA Bancomer, S.A. de C.V. and Grupo Industrial Bimbo, S.A. de C.V., Chairman of the Advisory Board of Woodrow Wilson Center, Mexico Institute.
	Business experience:	Joined FEMSA’s strategic planning department in 1988, was appointed Chief Executive Officer of OXXO in 1989, Vice President of Commerce of FEMSA Cerveza and Deputy Chief Executive Officer of FEMSA in 1991 and was appointed Chief Executive Officer of FEMSA in 1995.
	Education:	Holds a degree in Industrial Engineering and a Masters in Business Administration (“MBA”) from ITESM.
	Alternate director:	Alfredo Livas Cantú

Alfonso Garza Garza(1)	Born:	July 1962
Director	First elected:	1996
	Term expires:	2014
	Principal occupation:	Executive Vice President, Procurement and Information Technology, FEMSA.
	Other directorships:	Member of the boards of directors of ITESM and Nutec, S.A. de C.V., and chairman of COPARMEX Nuevo León.
	Business experience:	Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at FEMSA Empaques, S.A. de C.V. or FEMSA Empaques and FEMSA Cerveza, and was Chief Executive Officer of FEMSA Empaques.
	Education:	Holds a degree in Industrial Engineering from ITESM and an MBA from Instituto Panamericano de Alta Dirección de Empresa (“IPADE”).
	Alternate director:	Eva María Garza Lagüera Gonda(3)

Series A Directors
José Luis Cutrale	Born:	September 1946
Director	First elected:	2004
	Term expires:	2014
	Principal occupation:	Chief Executive Officer of Sucocítrico Cutrale.
	Other directorships:	Member of the boards of directors of Cutrale North America, Cutrale Citrus Juice, and Citrus Products.
	Business experience:	Founding partner of Sucocitrico Cutrale and member of ABECITRUS (the Brazilian Association of Citrus Exporters) and CDES (the Brazilian Government’s Counsel for Economic and Social Development).
	Education:	Holds a degree in business management.
	Alternate director:	José Luis Cutrale, Jr.

Carlos Salazar Lomelín	Born:	April 1951
Director	First elected:	2000
	Term expires:	2014
	Principal occupation:	Chief Executive Officer, Coca-Cola FEMSA.
	Other directorships:	Member of the boards of BBVA Bancomer, AFORE Bancomer, S.A. de C.V., Seguros Bancomer, S.A. de C.V., member of the advisory board of Premio Eugenio Garza Sada, Centro Internacional de Negocios Monterrey A.C., Apex and the ITESM’s EGADE Business School and Eugenio Garza Sada Award
	Business experience:	Has held managerial positions in several subsidiaries of FEMSA, including Grafo Regia, S.A. de C.V. and Plásticos Técnicos Mexicanos, S.A. de C.V., served as Chief Executive Officer of FEMSA Cerveza until 2000.
	Education:	Holds a bachelor’s degree in economics from ITESM, and performed postgraduate studies in business administration at ITESM and economic development in Italy.
	Alternate director:	Max Michel González

Series A Directors
Ricardo Guajardo Touché	Born:	May 1948
Director	First elected:	1993
	Term expires:	2014
	Principal occupation:	Chairman of the board of directors of SOLFI, S.A.
	Other directorships:	Member of the board of directors of Grupo Valores Monterrey, El Puerto de Liverpool, S.A.B. de C.V., Grupo Alfa, S.A.B. de C.V., BBVA Bancomer, S.A., Grupo Aeroportuario del Sureste, S.A.B. de C.V., Grupo Bimbo, S.A.B. de C.V., Grupo Financiero Bancomer and Grupo Coppel, S.A.B. de C.V.
	Business experience:	Has held senior executive positions in FEMSA, Grupo AXA, S.A. de C.V. (“Grupo AXA”) and Valores de Monterrey.
	Education:	Holds degrees in electrical engineering from ITESM and the University of Wisconsin and a master’s degree from the University of California at Berkeley.
	Alternate director:	Eduardo Padilla Silva

Paulina Garza Lagüera Gonda(2)	Born:	March 1972
Director	First elected:	2009
	Term expires:	2014
	Business experience:	Private investor
	Education:	Holds a Business Administration degree from ITESM.
	Alternate director:	Mariana Garza Lagüera Gonda(2)

Federico Reyes García	Born:	September 1945
Director	First elected:	1992
	Term expires:	2014
	Principal occupation:	Corporate Development Officer of FEMSA.
	Business experience:	Served as Vice President of Finance and Corporate Development of FEMSA, Director of Corporate Staff at Grupo AXA, a major manufacturer of electrical equipment. Has extensive experience in the insurance sector.

	Other directorships:	Chairman of the board of directors of Valores de Monterrey and director and alternate director of the board of directors or Optima Energia and Grupo Bimbo, respectively.
	Education:	Holds a degree in Business and Finance from ITESM.
	Alternate director:	Alejandro Bailleres Gual

Series A Directors
Javier Gerardo Astaburuaga Sanjines	Born:	July 1959
Director	First elected:	2006
	Term expires:	2014
	Principal occupation:	Chief Corporate Officer and Chief Financial Officer of FEMSA.
	Business experience:	Joined FEMSA as a financial information analyst and later acquired experience in corporate development, administration and finance, held various senior positions at FEMSA Cerveza between 1993 and 2001, including Chief Financial Officer and for two years, was FEMSA Cerveza’s Director of Sales for the north region of Mexico prior to his current position and until 2003, when he was appointed FEMSA Cerveza’s Co-Chief Executive Officer.
	Other directorships:	Member of the board of Heineken N.V. and supervisory board of Heineken N.V.
	Education:	Holds a degree in Certified Public Accountant (“CPA”) from ITESM.
	Alternate director:	Francisco José Calderón Rojas

Alfonso González Migoya	Born:	January 1945
Independent Director	First elected:	2006
	Term expires:	2014
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Industrial Saltillo, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of ITESM and several Mexican companies, including the Bolsa Mexicana de Valores, S.A.B. de C.V. and other financial institutes.
	Business experience:	Served from 1995 until 2005 as Corporate Director of Alfa.
	Education:	Holds a degree in Mechanical Engineering from ITESM and an MBA from the Stanford Graduate School of Business.
	Alternate director:	Ernesto Cruz Velázquez de León

Daniel Servitje Montull	Born:	April 1959
Independent Director	First elected:	1998
	Term expires:	2014
	Principal occupation:	Chief Executive Officer of Grupo Bimbo.
	Other directorships:	Member of the boards of directors of Banco Nacional de Mexico and Grupo Bimbo.
	Business experience:	Served as Vice President of Grupo Bimbo.
	Education:	Holds a degree in Business from the Universidad Iberoamericana in Mexico and an MBA from the Stanford Graduate School of Business.
	Alternate director:	Sergio Deschamps Ebergenyi

Enrique F. Senior Hernández	Born:	August 1943
Director	First elected:	2004
	Term expires:	2014
	Principal occupation:	Managing Director of Allen & Company.
	Other directorship:	Member of the boards of directors of Grupo Televisa, Cinemark USA, Inc. and Univision Comunication Inc.
	Business experience:	Among other clients, has provided financial advisory services to FEMSA and Coca-Cola FEMSA.
	Alternate director:	Herbert Allen III

Series D Directors
Gary Fayard	Born:	April 1952
Director	First elected:	2003
	Term expires:	2014
	Principal occupation:	Chief Financial Officer, The Coca-Cola Company.
	Other directorships:	Member of the boards of directors of Coca-Cola Enterprises and Coca-Cola Sabco.
	Business experience:	Senior Vice President of The Coca-Cola Company and former Partner of Ernst & Young.
	Education:	Holds a degree from the University of Alabama and is licensed as a CPA.
	Alternate director:	Wendy Clark

Irial Finan	Born:	June 1957
Director	First elected:	2004
	Term expires:	2014
	Principal occupation:	President of Bottling Investments Group and Supply Chain, The Coca-Cola Company.
	Other directorships:	Member of the boards of directors of Coca-Cola Enterprises, Coca-Cola Amatil and Coca-Cola Hellenic.
	Business experience:	Chief Executive Officer of Coca-Cola Hellenic. Has experience in several Coca-Cola bottlers, mainly in Europe.
	Education:	Holds a Bachelor’s degree in Commerce from National University of Ireland.
	Alternate director:	Sunil Ghatnekar

Charles H. McTier	Born:	January 1939
Independent Director	First elected:	1998
	Term expires:	2014
	Principal occupation:	Trustee, Robert W. Woodruff Foundation.
	Other directorships:	Member of the Board of Directors of AGL Resources.
	Business experience:	Served as a President of Robert W. Woodruff Foundation during the period 1971-2007 and on the board of directors of nine U.S. Coca-Cola bottling companies in the 1970s and 1980s.
	Education:	Holds a degree in Business Administration from Emory University.

Marie Quintero-Johnson Director	Born:	October 1966
	First elected:	2012
	Term expires:	2014
	Principal occupation:	Mergers and Acquisitions Vice President of The Coca-Cola Company.
	Other directorships:	Member of the Board of Directors of Zico Beverages.
	Alternate director:	Gloria Bowden

Series D Directors
Bárbara Garza Lagüera Gonda(2)	Born:	December 1959
Director	First elected:	1999
	Term expires:	2014
	Principal occupation:	Private investor.
	Other directorships:	Former President/Chief Executive Officer of Alternativas Pacíficas, A.C. (a non-profit organization).
	Education:	Holds a Business Administration and an MBA degree from ITESM.
	Alternate director:	Kathy Waller

Series L Directors
Herman Harris Fleishman Cahn Independent Director	Born:	May 1951
	First elected:	2012
	Term expires:	2014
	Principal occupation:	President of the board of directors of Grupo Tampico.
	Other directorships:	Member of Banco Nacional de México, S.A., BBVA Bancomer, Banco de México, Teléfonos de México, S.A. and Administración Portuaria Integral de Tampico, S.A. de C.V.
	Education:	Holds a degree in Business from Universidad Iberoamericana, an MBA from Harvard and postgraduate studies certificates from Wharton School, University of Texas, Columbia University and Massachusetts Institute of Technology.
	Alternate:	Robert A. Fleishman Cahn

José Manuel Canal Hernando Independent Director	Born:	February 1940
	First elected:	2003
	Term expires:	2014
	Principal occupation:	Private consultant.
	Other directorships:	Member of the board of directors of FEMSA, Banco Compartamos, S.A., Grupo Kuo, S.A.B. de C.V., Grupo Industrial Saltillo, S.A.B. de C.V., Grupo Acir, S.A. de C.V., Satelites Mexicanos, S.A. de C.V. and Consorcio COMEX.
	Business experience:	Consultant and independent director of several Mexican companies.
	Education:	Holds a CPA degree from UNAM.
	Alternate director:	Helmut Paul

Series L Directors
Francisco Zambrano Rodríguez	Born:	January 1953
Independent Director	First elected:	2003
	Term expires:	2014
	Principal occupation:	Chief Executive Officer of Desarrollo de Fondos Inmobiliarios, S.A. de C.V. (“DFI”) and Vice President of Desarrollo Inmobiliario y de Valores, S.A. de C.V. (“DIV”).
	Other directorships:	Member of the boards of directors of DFI and DIV, and member of the supervisory board of ITESM.
	Business experience:	Has extensive experience in investment banking and private investment services in México.
	Education:	Holds a degree in Chemical Engineering from ITESM and an MBA from The University of Texas at Austin.
	Alternate director:	Karl Frei Buechi

(1)	Cousin of Eva María Garza Lagüera Gonda, Paulina Garza Lagüera Gonda, Mariana Garza Lagüera Gonda and Bárbara Garza Lagüera Gonda.
(2)	Sister of Eva Maria Garza Lagüera Gonda and sister-in-law of José Antonio Fernández Carbajal.
(3)	Wife of José Antonio Fernández Carbajal.

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

Pursuant to a shareholders’ agreement dated October 10, 2011, by and among Mr. Herman Harris Fleishman Cahn, Mr. Robert Alan Fleishman Cahn and FEMSA, Mr. Herman Harris Fleishman Cahn and Mr. Robert Alan Fleishman Cahn will be elected as director and alternate director, respectively, of our board of directors for six consecutive one-year terms, beginning in October 2011. In addition, on such date, Mr. Herman Harris Fleishman Cahn was appointed for an initial period of six months, after which Mr. Robert Alan Fleishman Cahn´s one year term began.

Executive Officers

The following are the principal executive officers of our company:

Carlos Salazar Lomelín(1)	Born:	April 1951
Chief Executive Officer	Joined:	2000
	Appointed to current position:	2000

Héctor Treviño Gutiérrez	Born:	August 1956
Chief Financial and Administrative Officer	Joined:	1993
	Appointed to current position:	1993
	Other business experience:	At FEMSA, was in charge of International Financing, served as General Manager of Financial Planning, General Manager of Strategic Planning and General Manager of Business Development and headed the Corporate Development department.
	Education:	Holds a degree in Chemical and Administrative Engineering from ITESM and an MBA from the Wharton School of Business.

Juan Ramón Felix Castañeda	Born:	December 1961
Chief Operating Officer—Philippines	Joined:	1997
	Appointed to current position:	2012
	Business experience with us:	Has held several positions with us, including New Businesses and Commercial Development Officer, Commercial Director in Mexico, Commercial Development Director in Brazil, Commercial Director for the Bajío division in Mexico, Logistics Director and Sales Manager of the Valley of Mexico.
	Other business experience:	Has worked in the Administrative, Distribution and Marketing departments of The Coca-Cola Export Company.
	Education:	Holds a degree in Economics from ITESM and a OneMBA from ITESM and the partner schools from each continent.

Alejandro Duncan Ancira	Born:	May 1957
Technical Officer	Joined:	1995
	Appointed to current position:	2002
	Business experience with us:	Infrastructure Planning Director of Mexico.
	Other business experience:	Has undertaken responsibilities in different production, logistics, engineering, project planning and manufacturing departments of FEMSA and was a Plant Manager in central Mexico and Manufacturing Director in Buenos Aires.
	Education:	Holds a degree in Mechanical Engineering from ITESM and an MBA from the Universidad de Monterrey.

Eulalio Cerda Delgadillo	Born:	July 1958
Human Resources Officer	Joined:	1996
	Appointed to current position:	2001

	Business experience with us:	Manager, positions in several departments, including maintenance, projects, packaging and human resources.
	Other business experience:	At FEMSA Cerveza, served as New Projects Executive and worked in several departments including marketing, maintenance, packaging, bottling, human resources, technical development and projects.
	Education:	Holds a degree in Mechanical Engineering from ITESM.

John Anthony Santa María Otazúa	Born:	August 1957
Chief Operating Officer—South America	Joined:	1995
	Appointed to current position:	2011
	Business experience with us:	Has served as Strategic Planning and Business Development Officer and Chief Operating Officer of Mexican operations. He has experience in several areas of our company, namely development of new products and mergers and acquisitions.
	Other business experience:	Has experience with different bottler companies in Mexico in areas such as Strategic Planning and General Management.
	Education:	Holds a degree in Business Administration and an MBA with a major in Finance from Southern Methodist University.

Ernesto Silva Almaguer	Born:	March 1955
Chief Operating Officer—Mexico / Central America	Joined:	1996
	Appointed to current position:	2011
	Business experience with us:	Has served as Chief Operating Officer in Buenos Aires and New Business Development and Information Technology Director.
	Other business experience:	Has worked as General Director of packaging subsidiaries of FEMSA (Fábricas de Monterrey, S.A. de C.V. and Quimiproductos), served as Vice President of International Sales at FEMSA Empaques and Manager of FEMSA’s Corporate Planning and held several positions at Alfa.
	Education:	Holds a degree in Mechanical and Administrative Engineering from Universidad Autónoma de Nuevo León and an MBA from The University of Texas at Austin.

Gabriel Coindreau Montemayor	Born:	July 1970
Strategic Planning Officer	Joined:	2001
	Appointed to current position:	2012
	Business experience with us:	Has served as Director for Organizational Planning
	Education:	Holds a degree in Electronics and Communications Engineering from ITESM.

Hermilo Zuart Ruíz	Born:	March 1949
Strategic Supply Officer	Joined:	1992
	Appointed to current position:	2010
	Business experience with us:	Has served as former New Business Officer, Chief Operating Officer in the Latincentro division, Chief Operating Officer in the Valley of Mexico and Chief Operating Officer in the Southeast Mexico.
	Other business experience:	Has undertaken several responsibilities in the manufacturing, commercialization, planning and administrative areas of FEMSA: Franquicias Officer, mainly in charge of Mundet products.
	Education:	Holds a degree in Public Accounting from UNAM and completed a graduate course in Business Management from IPADE.

Rafael Alberto Suárez Olaguibel	Born:	April 1960
New Businesses and Commercial Development Officer	Joined:	1986
	Appointed to current position:	2012
	Business experience with us:	Corporate Special Projects Director, Chief Operating Officer Latincentro Division, Commercial Planning and Strategic Development Officer, Chief Operating Officer of Mexico, Chief Operating Officer of Argentina, Distribution and Sales Director of Valley of Mexico, Marketing Director of Valley of Mexico.
	Other business experience:	Has worked as Franchises Manager and in other positions at Coca-Cola Company in Mexico.
	Education:	Holds a degree in Economics from ITESM and a OneMBA from Consortium ITESM.

(1)	See “—Directors.”

Compensation of Directors and Officers

For the year ended December 31, 2012, the aggregate compensation of all of our executive officers paid or accrued for services in all capacities was approximately Ps. 306.1 million. The aggregate compensation amount includes approximately Ps. 208.2 million of cash bonus awards and bonuses paid to certain of our executive officers pursuant to our incentive plan for stock purchases. See “—EVA-Based Bonus Program.”

The aggregate compensation for directors during 2012 was Ps. 12.9 million. For each meeting attended we paid US$ 10,000 to each director with foreign residence and US$ 6,500 to all other directors with residence in Mexico in 2012.

We paid US$ 3,500 to each of the members of the Audit Committee per each meeting attended, and we paid US$ 2,500 per meeting attended to each of the members of the Finance and Planning and the Corporate Practices Committees.

Our senior management and executive officers participate in our benefit plans on the same basis as our other employees. Members of our board of directors do not participate in our benefit plans. As of December 31, 2012, amounts accrued for all employees under these pension and retirement plans were Ps. 2,394 million, of which Ps. 1,008 million is already funded.

EVA-Based Bonus Program

Our bonus program for executives is based on complying with certain goals established annually by management, which include quantitative and qualitative objectives as well as the completion of special projects.

The quantitative objectives represent approximately 50% of the bonus and are based on the Economic Value Added (“EVA”) methodology. These quantitative objectives, established for the executives at each entity, are based on a combination of the EVA generated per entity and by our company and the EVA generated by our parent company, FEMSA. The qualitative objectives and special projects represent the remaining 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.

The bonus amount is determined based on each eligible participant’s level of responsibility and based on the EVA generated by the applicable business unit the employee works for. This formula is established by considering the level of responsibility within the organization, the employees’ evaluation and competitive compensation in the market.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded as a part of the income statement and are paid in cash the following year. During the years ended December 31, 2012 and 2011, the bonus expense recorded amounted to Ps. 375 and Ps. 599, respectively.

Share-based payment bonus plan. We have a stock incentive plan for the benefit of our executive officers. This plan uses as its main evaluation metric the EVA methodology. Under the EVA stock incentive plan, eligible executive officers are entitled to receive a special annual bonus (fixed amount), to purchase FEMSA and Coca-Cola FEMSA shares or options, based on the executive’s responsibility in the organization, their business’s EVA result and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested, at 20% per year. Fifty percent of our annual executive bonus under our stock incentive plan is to be used to purchase FEMSA shares or options and the remaining 50% to purchase our company’s shares or options. As of December 31, 2012 and 2011 and January 1, 2011, no stock options had been granted to employees.

The special bonus is granted to eligible employees on an annual basis and after withholding applicable taxes. We contribute the individual employee’s special bonus (after taxes) in cash to the Administrative Trust (which is controlled and consolidated by FEMSA), which then uses the funds to purchase FEMSA and Coca-Cola FEMSA shares (as instructed by the Corporate Practices Committe), which are then allocated to such employee.

Coca-Cola FEMSA accounts for its share-based payment bonus plan as an equity-settled share-based payment transaction, since it is its parent company, FEMSA, who ultimately grants and settles any shares due to executives.

Share Ownership

As of March 8, 2013, several of our directors and alternate directors were trust participants under the Irrevocable Trust No. 463 established at INVEX, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee, which is the owner of 74.9% of the voting stock of FEMSA, which in turn owns 48.9% of our outstanding capital stock. As a result of the voting trust’s internal procedures, the voting trust as a whole is deemed to have beneficial ownership with sole voting power of all the shares deposited in the voting trust, and each of the trust participants are deemed to have beneficial ownership with shared voting power over those same deposited shares. These directors and alternate directors are Alfonso Garza Garza, Paulina Garza Lagüera Gonda, Bárbara Garza Lagüera Gonda, Mariana Garza Lagüera Gonda and Eva María Garza Lagüera Gonda. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” None of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

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

Our board of directors is supported by committees, which are working groups approved at our annual shareholders meeting that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. The following are the three committees of the board of directors:

Finance and Planning Committee. The Finance and Planning Committee works with management to set our annual and long-term strategic and financial plans and monitors adherence to these plans. It is responsible for setting our optimal capital structure and recommends the appropriate level of borrowing as well as the issuance of securities. Financial risk management is another responsibility of the Finance and Planning Committee. Irial Finan is the chairman of the Finance and Planning Committee. The additional members include: Federico Reyes García, Ricardo Guajardo Touché and Enrique Senior Hernández. The secretary of the Finance and Planning Committee is Héctor Treviño Gutiérrez, our Chief Financial Officer.

Audit Committee. The Audit Committee is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee; the internal auditing function also reports to the Audit Committee. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, we compensate the independent auditor and any outside advisor hired by the Audit Committee and provide funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. José Manuel Canal Hernando is the chairman of the Audit Committee and the “audit committee financial expert”. The additional members are: Alfonso González Migoya, Charles H. McTier, Francisco Zambrano Rodríguez and Ernesto Cruz Velázquez de León. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards. The secretary of the Audit Committee, who is not a member, is José González Ornelas, head of FEMSA’s auditing and operating control area.

Corporate Practices Committee. The Corporate Practices Committee, which consists of exclusively of independent directors, is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders meeting and include matters on the agenda for that meeting that it deems appropriate, approve policies on related party transactions, approve the compensation plan of the chief executive officer and relevant officers, and support our board of directors in the elaboration of related reports. The chairman of the Corporate Practices Committee is Daniel Servitje Montul. The additional members include: Helmut Paul and Karl Frei Buechi. The secretaries of the Corporate Practices Committee are Gary Fayard and Javier Astaburuaga Sanjines.

Advisory Board. Our board of directors approved the creation of a committee whose main role will be to advise and propose initiatives to our board of directors through the Chief Executive Officer. This committee will mainly be comprised of former shareholders of the various bottling businesses that merged with us, whose experience will constitute an important contribution to our operations.

Employees

As of December 31, 2012, our headcount was as follows: 47,002 in Mexico and Central America, 18,778 in South America and 7,615 in Venezuela. In the headcount we include the employees of third party distributors. The table below sets forth headcount by category for the periods indicated:

	As of December 31,
	2012	2011	2010
Executives	974	939	759
Non-union	21,989	22,380	17,258
Union	41,123	37,517	33,085
Employees of third party distributors	9,309	9,043	8,101

Total	73,395	69,879	59,203

As of December 31, 2012, approximately 56% of our employees, most of whom were employed in Mexico, were members of labor unions. We had 126 separate collective bargaining agreements with 82 labor unions. In general, we have a good relationship with the labor unions throughout our operations, except in Colombia, Venezuela and Guatemala, which are or have been the subjects of significant labor-related litigation. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information” and “Item 8. Financial Information—Legal Proceedings.” We believe we have appropriate reserves for these litigation proceedings and do not currently expect them to have a material adverse effect.

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

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Our outstanding capital stock consists of three classes of securities: Series A shares held by FEMSA, Series D shares held by The Coca-Cola Company and Series L shares held by the public. The following table sets forth our major shareholders as of March 8, 2013:

Owner	Outstanding Capital Stock	Percentage Ownership of Outstanding Capital Stock	Percentage of Voting Rights
FEMSA (Series A shares)(1)	992,078,519	48.9%	63.0%
The Coca-Cola Company (Series D Shares)(2)	583,545,678	28.7%	37.0%
Public (Series L shares)(3)	454,920,107	22.4%	—

Total	2,030,544,304	100.0%	100.0%

(1)	FEMSA owns these shares through its wholly owned subsidiary Compañía Internacional de Bebidas, S.A. de C.V., which we refer to in this annual report as CIBSA. 74.9% of the voting stock of FEMSA is owned by the technical committee and trust participants under Irrevocable Trust No. 463 established at Banco Invex, S.A. Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee. As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power of the shares deposited in the voting trust: BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/25078-7 (controlled by Max Michel Suberville), J.P. Morgan (Suisse), S.A., as Trustee under a trust controlled by Paulina Garza Lagüera Gonda, Bárbara Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Eva Gonda Rivera, Eva Maria Garza Lagüera Gonda, Consuelo Garza Lagüera de Garza, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres Gonzalez, Maria Teresa Gual Aspe de Bailleres, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by the Garza Lagüera family), Corbal, S.A. de C.V. (controlled by Alberto Bailleres González), Magdalena Michel de David, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/29013-0 (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Franca Servicios, S.A. de C.V. (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/710004 (controlled by Magdalena Michel de David) and BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/700005 (controlled by Renee Michel de Guichard).
(2)	The Coca-Cola Company indirectly owns these shares through its wholly owned subsidiaries, The Inmex Corporation and Dulux CBAI 2003 B.V.
(3)	Holders of Series L shares are only entitled to vote in limited circumstances. See “Item 10. Additional Information—Bylaws.” Holders of ADSs are entitled, subject to certain exceptions, to instruct The Bank of New York, a depositary, as to the exercise of the limited voting rights pertaining to the Series L shares underlying their ADSs.

Our Series A shares, owned by FEMSA, are held in Mexico and our Series D shares, owned by The Coca-Cola Company, are held outside of Mexico.

As of December 31, 2012, there were 16,325,502 of our ADSs outstanding, each ADS representing ten Series L shares, and 35.9% of our outstanding Series L shares were represented by ADSs. As of March 8, 2013, 35.9% of our outstanding Series L shares were represented by ADSs, held by 365 holders (including The Depositary Trust Company) with registered addresses outside of Mexico.

The Shareholders Agreement

We operate pursuant to a shareholders agreement among two subsidiaries of FEMSA, The Coca-Cola Company and certain of its subsidiaries. This agreement, together with our bylaws, sets forth the basic rules under which we operate.

In February 2010, our main shareholders, FEMSA and The Coca-Cola Company, amended the shareholders agreement, and our bylaws were amended accordingly. The amendment mainly relates to changes in the voting requirements for decisions on: (1) ordinary operations within an annual business plan and (2) appointment of the chief executive officer and all officers reporting to him, all of which now may be taken by the board of directors by simple majority voting. Also, the amendment provides that payment of dividends, up to an amount equivalent to 20% of the preceding years’ retained earnings, may be approved by a simple majority of the shareholders. Any decision on extraordinary matters, as they are defined by our bylaws and which include any new business acquisition, business combinations or any change in the existing line of business, among other things, shall require the approval of the majority of the members of the board of directors, with the vote of two of the members appointed by The Coca-Cola Company. Also, any decision related to such extraordinary matters or any payment of dividends above 20% of the preceding years’ retained earnings shall require the approval of a majority of Series A and Series D shares voting together as a single class.

Under our bylaws and shareholders agreement, our Series A shares and Series D shares are the only shares with full voting rights and, therefore, control actions by our shareholders.

The shareholders agreement also sets forth the principal shareholders’ understanding as to the effect of adverse actions of The Coca-Cola Company under the bottler agreements. Our bylaws and shareholders agreement provide that a majority of the directors appointed by the holders of Series A shares, upon making a reasonable, good faith determination that any action of The Coca-Cola Company under any bottler agreement between The Coca-Cola Company and our company or any of our subsidiaries is materially adverse to our business interests and that The Coca-Cola Company has failed to cure such action within 60 days of notice, may declare a “simple majority period,” as defined in our bylaws, at any time within 90 days after giving notice. During the simple majority period certain decisions, namely the approval of material changes in our business plans, the introduction of a new, or termination of an existing line of business, and related party transactions outside the ordinary course of business, to the extent the presence and approval of at least two Series D directors would otherwise be required, can be made by a simple majority vote of our entire board of directors, without requiring the presence or approval of any Series D director. A majority of the Series A directors may terminate a simple majority period but, once having done so, cannot declare another simple majority period for one year after the termination. If a simple majority period persists for one year or more, the provisions of the shareholders agreement for resolution of irreconcilable differences may be triggered, with the consequences outlined in the following paragraph.

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

•	FEMSA will continue to consolidate our financial results under Mexican FRS. (We have complied with Mexican law by transitioning to IFRS as of 2012.)

•	The Coca-Cola Company and FEMSA will continue to discuss in good faith the possibility of implementing changes to our capital structure in the future.

•

There were to be no changes in concentrate pricing or marketing support by The Coca-Cola Company up to May 2004. After such time, The Coca-Cola Company obtained complete discretion to implement any changes with respect to these matters, but any decision in this regard will be discussed with us and will take our operating condition into consideration.

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

Cooperation Framework with The Coca-Cola Company

In September 2006, we reached a comprehensive cooperation framework with The Coca-Cola Company for a new stage of collaboration going forward. This new framework includes the main aspects of our relationship with The Coca-Cola Company and defines the terms for the new collaborative business model. The framework is structured around three main objectives, which have been implemented as outlined below:

•

Sustainable growth of sparkling beverages, still beverages and waters: Together with The Coca-Cola Company, we have defined a platform to jointly pursue incremental growth in the sparkling beverages category, as well as accelerated development of still beverages and waters across Latin America. To this end, The Coca-Cola Company will provide a relevant portion of the funds derived from the concentrate increase for marketing support of the entire portfolio. In addition, the framework contemplates a new, all-encompassing business model for the development, organically and through acquisitions, of still beverages and waters that further aligns our and The Coca-Cola Company’s objectives and should contribute to incremental long-term value creation for both companies. With this objective in mind, we have jointly acquired the Brisa bottled water business in Colombia, we have formalized a joint venture for the Jugos del Valle products in Mexico and Brazil and we have formalized certain agreements to develop the Crystal water business and the Matte Leao business in Brazil with other bottlers, and the business of Grupo Estrella Azul, a leading dairy and juice-based beverage company in Panama. During 2011 we formalized a joint venture to develop certain coffee products in our territories. In addition, during 2012, we acquired, through Jugos del Valle, an indirect participation in Santa Clara, an important producer of milk and dairy products in Mexico.

•

Our horizontal growth: The framework includes The Coca-Cola Company’s endorsement of our aspiration to continue being a leading participant in the consolidation of the Coca-Cola system in Latin America, as well as our exploration of potential opportunities in other markets where our operating model and strong execution capabilities could be leveraged. For example, in 2008 we entered into a transaction with The Coca-Cola Company to acquire from it, REMIL, which was The Coca-Cola Company’s wholly owned bottling franchise in the majority of the State of Minas Gerais of Brazil. On January 25, 2013 we closed the acquisition of 51% non-controlling of the outstanding shares of CCBPI.

•

Long-term vision in relationship economics: We and The Coca-Cola Company understand each other’s business objectives and growth plans, and the 2006 framework provides a long-term perspective on the economics of our relationship. This will allow us and The Coca-Cola Company to focus on continuing to drive the business forward and generating profitable growth.

RELATED PARTY TRANSACTIONS

We believe that our transactions with related party transactions are on terms comparable to those that would result from arm’s length negotiations with unaffiliated parties and are reviewed and approved by our Corporate Practices Committee.

FEMSA

We regularly engage in transactions with FEMSA and its subsidiaries.

We sell our products to certain FEMSA subsidiaries, substantially all of which consists of our sales to a chain of convenience stores under the name Oxxo. The aggregate amount of these sales to Oxxo was Ps. 2,853 million and Ps. 2,088 million in 2012 and 2011, respectively.

We also purchase products from FEMSA and its subsidiaries. The aggregate amount of these purchases was Ps. 4,484 million and Ps. 3,652 million in 2012 and 2011, respectively. These amounts principally relate to raw materials, beer, assets and services provided to us by FEMSA. In January 2008, we renewed our service agreement with another subsidiary of FEMSA, which provides for the continued provision of administrative services relating to insurance, legal and tax advice, relations with governmental authorities and certain administrative and internal auditing services that it has been providing since June 1993. In November 2000, we entered into a service agreement with a subsidiary of FEMSA for the transportation of finished products from our production facilities to our distribution centers within Mexico. In November 2001, we entered into two franchise bottler agreements with Promotora de Marcas Nacionales, S.A. de C.V., an indirect subsidiary of FEMSA, under which we became the sole franchisee for the production, bottling, distribution and sale of Mundet brands in the valley of Mexico and in most of our operations in Southeast Mexico. In September 2010, FEMSA sold the Mundet brand in Mexico to The Coca-Cola Company through The Coca-Cola Company’s acquisition of 100% of the equity interest of Promotora de Marcas Nacionales, S.A. de C.V. We remain the licensee of the Mundet trademark under the license agreements with Promotora de Marcas Nacionales, S.A. de C.V. Both agreements are renewable for ten-year terms, subject to non-renewal by either party with notice to the other party. We recently expanded the territories covered by these agreements to certain of our operations outside of Mexico. We primarily purchase our glass bottles in Mexico from Glass & Silice S.A. de C.V. (formerly VICHISA), a wholly owned subsidiary of Cuauhtémoc Moctezuma Holding, S.A. de C.V. (formerly FEMSA Cerveza), currently a wholly owned subsidiary of the Heineken Group. The aggregate amount of our purchases from Glass & Silice S.A. de C.V. (formerly VICHISA) amounted to Ps. 292.0 million and Ps. 320.0 million in 2012 and 2011, respectively. Finally, we continue to distribute and sell the Kaiser beer portfolio in our Brazilian territories through the 20-year term, consistent with arrangements in place with Cervejarias Kaiser since 2006, prior the acquisition of Cervejarias Kaiser by Cuauhtémoc Moctezuma Holding, S.A. de C.V., formerly known as FEMSA Cerveza. On April 30, 2010, the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group closed.

We also purchase products from Heineken and its subsidiaries. The aggregate amount of these purchases was Ps. 2,598 million and Ps. 3,343 million in 2012 and 2011, respectively. These amounts principally relate to raw materials and beer.

FEMSA is also a party to the understandings we have with The Coca-Cola Company relating to specified operational and business issues. A summary of these understandings is set forth under “—Major Shareholders—The Coca-Cola Memorandum.”

The Coca-Cola Company

We regularly engage in transactions with The Coca-Cola Company and its affiliates. We purchase all of our concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total expenses charged to us by The Coca-Cola Company for concentrates were approximately Ps. 23,886 million and Ps. 20,882 million in 2012 and 2011, respectively. Our company and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also contributes to our coolers, bottles and case investment program. We received contributions to our marketing expenses of Ps. 3,018 million and Ps. 2,595 million in 2012 and 2011, respectively.

In December 2007 and May 2008, we sold most of our proprietary brands to The Coca-Cola Company. The proprietary brands are licensed back to us by The Coca-Cola Company pursuant to our bottler agreements. The December 2007 transaction was valued at US$ 48 million and the May 2008 transaction was valued at US$ 16 million. Revenues from the sale of proprietary brands realized in prior years in which we have a significant continuing involvement are deferred and amortized against the related costs of future sales over the estimated sales period. The balance to be amortized amounted to Ps. 98 million and Ps. 302 million as of December 31, 2012 and 2011, respectively. The short-term portions to be amortized amounted to Ps. 61 million and Ps. 197 million at December 31, 2012 and 2011, respectively. The short-term portions are included in other current liabilities. The long-term positions are included in other liabilities.

In Argentina, we purchase plastic preforms, as well as returnable plastic bottles from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil in which The Coca-Cola Company has a substantial interest.

In Argentina, we mainly use HFCS that we purchase from several different local suppliers as a sweetener in our products instead of sugar. We purchase glass bottles, plastic cases and other raw materials from several domestic sources. We purchase plastic preforms, as well as returnable plastic bottles, at competitive prices from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a bottler of The Coca-Cola Company with operations in Argentina, Chile and Brazil, and other local suppliers. We also acquire plastic preforms from ALPLA Avellaneda S.A. and other suppliers.

In November 2007, Administración, a Mexican company owned directly or indirectly by us and The Coca-Cola Company, acquired 100% of the shares of capital stock of Jugos del Valle. The business of Jugos del Valle in the United States was acquired and sold by The Coca-Cola Company. In 2008, we, The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and the Brazilian operations, respectively, of Jugos del Valle. Taking into account the participation held by Grupo Fomento Queretano, we currently hold an interest of 25.1% in the Mexican joint business and approximately 19.7% in the Brazilian joint businesses. Jugos del Valle sells fruit juice-based beverages and fruit derivatives.

In February 2009, we acquired with The Coca-Cola Company the Brisa bottled water business in Colombia from Bavaria, S.A. a subsidiary of SABMiller plc. We acquired the production assets and the distribution territory, and The Coca-Cola Company acquired the Brisa brand. We and The Coca-Cola Company equally shared in paying the purchase price of US$ 92 million. Following a transition period, in June 2009, we started to sell and distribute the Brisa portfolio of products in Colombia.

In May 2009, we entered into an agreement to begin selling the Crystal trademark water products in Brazil jointly with The Coca-Cola Company.

In August 2010, we acquired from The Coca-Cola Company, along with other Brazilian Coca-Cola bottlers, the business operations of the Matte Leao tea brand. As of March 8, 2013, we had a 19.4% indirect interest in the Matte Leao business in Brazil.

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

In August 2012, we acquired, through Jugos del Valle, an indirect participation in Santa Clara, an important producer of milk and dairy products in Mexico. We currently own an indirect participation of 23.8% in Santa Clara.

In December, 2012, we reached an agreement with The Coca-Cola Company to acquire a 51% non-controlling majority stake of CCBPI for US $688.5 million in an all-cash transaction. We closed this transaction on January 25, 2013. The implied enterprise value of 100% of CCPBI is US$ 1,350 million. We will have an option to acquire all of the remaining 49% of the capital stock of CCBPI at any time during the seven years following the closing, at the same enterprise value adjusted for a carrying cost and certain other adjustments. We will have a put option, exercisable six years after the initial closing, to sell our ownership in CCBPI back to The Coca-Cola Company at a price that will be calculated using the same EBITDA multiple used in the acquisition of the 51% stake of CCBPI, capped at the aggregate enterprise value for the amount acquired, adjusted for certain items. We will be managing the day-to-day operations of the business. The Coca-Cola Company will have certain rights on the operational business plan. Given terms of both the options agreements and our shareholders agreement with The Coca-Cola Company, we will not consolidate the results of CCBPI. We will recognize the results of CCBPI using the equity method. CCBPI sold approximately 531 million unit cases of beverages during 2012 and generated revenues of approximately US$ 1.1 billion.

Associated Companies

We also regularly engage in transactions with companies in which we own an equity interest that are not affiliated with The Coca-Cola Company, as described under “—The Coca-Cola Company.” We believe these transactions are on terms comparable to those that would result from arm’s length negotiations with unaffiliated third parties.

In Mexico, we purchase sparkling beverages in cans from Industria Envasadora de Querétaro, S.A. de C.V., or IEQSA, in which we hold an equity interest of 27.9%. We paid IEQSA Ps. 483 million, and Ps. 262 million in 2012 and 2011, respectively. IEQSA purchases aluminum cans from FEMSA. We also purchase sugar from Beta San Miguel and Piasa, both sugar-cane producers in which, as of March 8, 2013, we hold a 2.7% and 26.1% equity interest, respectively. We paid Ps. 1,439 million and Ps. 1,398 million to Beta San Miguel in 2012 and 2011, respectively.

In Mexico, we participate with certain Coca-Cola bottlers in PROMESA, in which, as of March 8, 2013, we hold a 30.0% interest. Through PROMESA, we purchase our cans for our Mexican operations, which are manufactured by Fábricas de Monterrey, S.A. de C.V., or FAMOSA, a wholly owned subsidiary of Cuauhtémoc Moctezuma Holding, S.A. de C.V. (formerly FEMSA Cerveza), currently a wholly owned subsidiary of the Heineken Group. We purchased from PROMESA approximately Ps. 711 million and Ps. 701 million in 2012 and 2011, respectively.

Other Related Party Transactions

Carlos Salazar Lomelín, our Chief Executive Officer, is also chairman of the consultant committee of EGADE, the graduate business school of ITESM, which is a prestigious university system with headquarters in Monterrey, Mexico. ITESM routinely receives donations from us and our subsidiaries.

José Antonio Fernández Carbajal, a director of Coca-Cola FEMSA, is also the chairman of the board of directors of ITESM, a Mexican private university that routinely receives donations from us. Ricardo Guajardo Touché, a director of Coca-Cola FEMSA, is also a member of the board of directors of ITESM.

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

In October 2011, we executed certain agreements with affiliates of Grupo Tampico to acquire specific products and services such as plastic cases, certain trucks and car brands, as well as autoparts exclusively for the territories of Grupo Tampico, which agreements provide for certain preferences to be elected as suppliers in our suppliers’ bidding processes.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements” beginning on page F-1.

Dividend Policy

For a discussion of our dividend policy, see “Item 3. Key Information—Dividends and Dividend Policy.”

Significant Changes

Except as disclosed under “Recent Developments” in Item 5, no significant changes have occurred since the date of the annual financial statements included in this annual report.

LEGAL PROCEEDINGS

We are party to various legal proceedings in the ordinary course of business. Other than as disclosed in this annual report, we are not currently involved in any litigation or arbitration proceeding, including any proceeding that is pending or threatened of which we are aware, which we believe will have, or has had, a material adverse effect on our company. Other legal proceedings that are pending against or involve us and our subsidiaries are incidental to the conduct of our and their business. We believe that the ultimate disposition of such other proceedings individually or in an aggregate basis will not have a material adverse effect on our consolidated financial condition or results.

Mexico

Antitrust Matters. During 2000, the CFC, pursuant to complaints filed by PepsiCo and certain of its bottlers in Mexico, began an investigation of The Coca-Cola Company Export Corporation and the Mexican Coca-Cola bottlers for alleged monopolistic practices through exclusivity arrangements with certain retailers. Nine of our Mexican subsidiaries, including those that we acquired as a result of our merger with Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano, are involved in this matter. After the corresponding legal proceedings in 2008, a Mexican Federal Court rendered an adverse judgment against two out of our nine Mexican subsidiaries involved in the proceedings, upholding a fine of approximately Ps. 10.5 million imposed by CFC on each of the two subsidiaries and ordering the immediate suspension of such practices of alleged exclusivity arrangements and conditional dealing. With respect to the complaints against the remaining seven subsidiaries, a favorable resolution was rendered in Mexican Federal Court and the CFC, which ruling dropped the fines and ruled in favor of six of our subsidiaries, on the grounds of insufficient evidence to prove individual and specific liability in the alleged antitrust violations. On August 7, 2012, the court dismissed and denied an appeal that we filed on behalf of Grupo Fomento Queretano, which had received an adverse judgment. We filed a motion for reconsideration on September 12, 2012 and are awaiting final resolution.

In February 2009, the CFC began a new investigation of alleged monopolistic practices consisting of sparkling beverage sales subject to exclusivity agreements and the granting of discounts and/or benefits in exchange for exclusivity arrangements with certain retailers. In December 2011, the CFC closed this investigation on the grounds of insufficient evidence of monopolistic practices by The Coca-Cola Company and its bottlers. However, on February 9, 2012 the plaintiff appealed the decision of the CFC. The CFC confirmed its initial ruling. In a related case, a Circuit Court has ruled that the CFC must reexamine part of the evidence originally provided by a plaintiff. It is currently unclear how the CFC will rule upon this appeal.

Central America

Antitrust Matters in Costa Rica. In August 2001, the Comisión para Promover la Competencia in Costa Rica (Costa Rican Antitrust Commission) pursuant to a complaint filed by PepsiCo. and its bottler in Costa Rica initiated an investigation of the sales practices of The Coca-Cola Company and our Costa Rican subsidiary for alleged monopolistic practices in retail distribution, including sales exclusivity arrangements. A ruling from the Costa Rican Antitrust Commission was issued in July 2004, which found our subsidiary in Costa Rica engaged in monopolistic practices with respect to exclusivity arrangements, pricing and the sharing of coolers under certain limited circumstances and imposed a fine of US$ 130,000 (approximately Ps. 1.5 million. The court dismissed our appeal of the ruling. On August 30, 2011, we appealed the court’s dismissal before the Supreme Court, but the Supreme Court affirmed the dismissal on December 1, 2011. Notwithstanding the above, the above resolutions will not have a material adverse effect on our financial condition and operations because we have already paid the Costa Rican Antitrust Commission’s fine and are currently complying with its resolution.

In November 2004, Ajecen del Sur S.A., the bottler of Big Cola in Costa Rica, filed a complaint before the Costa Rican Antitrust Commission related to monopolistic practices in retail distribution and exclusivity agreements against The Coca-Cola Company and our Costa Rican subsidiary. The Costa Rican Antitrust Commission has decided to pursue an investigation, but the final resolution issued by the Costa Rican Antitrust Commission ruled in our favor, imposing no fine.

Colombia

Labor Matters. During July 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern District of Florida against certain of our subsidiaries. The plaintiffs alleged that the subsidiaries engaged in wrongful acts against the labor union and its members in Colombia, including kidnapping, torture, death threats and intimidation. The complaint alleges claims under the U.S. Alien Tort Claims Act, Torture Victim Protection Act, Racketeer Influenced and Corrupt Organizations Act and state tort law and seeks injunctive and declaratory relief and damages of more than US$ 500 million, including treble and punitive damages and the cost of the suit, including attorney fees. In September 2006, the federal district court dismissed the complaint with respect to all claims. The plaintiffs appealed and in August 2009, the appellate court affirmed the decision in favor of our subsidiaries. The plaintiffs moved for a rehearing, and in September 2009, the rehearing motion was denied. Plaintiffs attempted to seek reconsideration en banc, but the Court dismissed the entire case for lack of jurisdiction and such resolution is final and unappealable.

Venezuela

Tax Matters. In 1999, some of our Venezuelan subsidiaries received notice of indirect tax claims asserted by the Venezuelan tax authorities. These subsidiaries have taken the appropriate measures against these claims at the administrative level and filed appeals with the Venezuelan courts. The claims currently amount to approximately US$ 21.1 million (approximately Ps. 250 million). We have certain rights to indemnification from Venbottling Holding, Inc., a former shareholder of Panamco and The Coca-Cola Company, for a substantial portion of the claims. We do not believe that the ultimate resolution of these cases will have a material adverse effect on our financial condition or results.

Brazil

Antitrust Matters. Several claims have been filed against us by private parties that allege anticompetitive practices by our Brazilian subsidiaries. The plaintiffs are Ragi (Dolly), a Brazilian producer of “B Brands,” and PepsiCo, alleging anticompetitive practices by Spal Indústria Brasileira de Bebidas, S.A. and Recofarma Indústria do Amazonas Ltda. Of the four claims Dolly filed against us, the only one remaining concerns a denial of access to common suppliers. Of the two claims made by PepsiCo, the first concerns exclusivity arrangements at the point of sale, and the second is an alleged corporate espionage allegation against the Pepsi bottler, BAESA, which the Ministry of Economy recommended to be dismissed for lack of evidence. Under Brazilian law, each of these claims could result in substantial monetary fines and other penalties although we believe each of the claims is without merit. Regarding the claims made by Pepsico, in December 2012, the Administrative Council of Economic Defense (“CADE”) issued a decision dismissing the claim related to exclusivity arrangements at the point of sale. Also in December 2012, CADE issued a technical note advocating dismissal of the claim related to an alleged corporate espionage against the Pepsi bottler, BAESA, for lack of evidence. Currently, we are awaiting the final decision.

Item 9. The Offer and Listing

The following table sets forth, for the periods indicated, the reported high and low nominal sale prices for the Series L shares on the Mexican Stock Exchange and the reported high and low nominal sale prices for the ADSs on the New York Stock Exchange:

	Mexican Stock Exchange Mexican pesos per Series L Share				New York Stock Exchange U.S. dollars per ADS
	High(1)		Low(1)		High(1)		Low(1)
2008:
Full year	Ps.	64.49	Ps.	38.00	US$	62.50	US$	27.74
2009:
Full year	Ps.	86.71	Ps.	40.96	US$	66.87	US$	26.41
2010:
Full year	Ps.	103.37	Ps.	72.24	US$	83.61	US$	57.67
2011:
Full year	Ps.	135.91	Ps.	87.40	US$	98.90	US$	72.08

First quarter	Ps.	102.34	Ps.	87.40	US$	83.65	US$	72.08
Second quarter		110.48		91.15		93.01		78.47
Third quarter		126.95		104.61		98.90		84.84
Fourth quarter		135.91		116.20		97.24		83.34

2012:
Full year	Ps.	191.34	Ps.	125.61	US$	149.43	US$	94.30

First quarter	Ps.	135.92	Ps.	125.61	US$	105.91	US$	94.30
Second quarter		174.46		134.28		130.88		101.83
Third quarter		184.71		148.17		133.32		111.19
Fourth quarter		191.34		163.59		149.43		123.73

September	Ps.	166.53	Ps.	159.60	US$	129.45	US$	121.55
October		175.90		166.63		137.49		127.91
November		186.01		163.59		141.08		123.73
December		191.34		183.58		149.43		141.96

2013:
January	Ps.	205.18	Ps.	191.81	US$	161.24	US$	149.99
February		215.88		197.81		168.64		155.15

(1)	High and low closing prices for the periods presented.

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

Settlement is effected three business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican Stock Exchange. Most securities traded on the Mexican Stock Exchange, including our shares, are on deposit with S.D. Indeval Instituto para el Depósito de Valores, S.A. de C.V., which we refer to as Indeval, a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Item 10. Additional Information

BYLAWS

The following is a summary of the material provisions of our bylaws and applicable Mexican law. The last amendment of our bylaws was approved on October 10, 2011. For a description of the provisions of our bylaws relating to our board of directors and executive officers, see “Item 6. Directors, Senior Management and Employees.”

The main changes made to our bylaws on October 10, 2011, were to Article 25 which increased the number of our board members from 18 to 21 and the number of directors that each series is entitled to appoint, and Article 26 which provides that the shareholders meeting that approves Series B shares issuance will determine which series of shares is to reduce the number of directors that such series is entitled to appoint. Article 6 of our bylaws was also amended to include the number of shares included in our minimum fixed capital stock without the right to withdraw.

Organization and Register

We were incorporated on October 30, 1991, as a sociedad anónima de capital variable (Mexican variable stock corporation) in accordance with the Ley General de Sociedades Mercantiles (Mexican General Corporations Law). On December 5, 2006, we became a sociedad anónima bursátil de capital variable (Mexican variable capital listed stock company) and amended our bylaws in accordance with the Mexican Securities Market Law. We were registered in the Registro Público de la Propiedad y del Comercio (Public Registry of Property and Commerce) of Monterrey, Nuevo León, Mexico on November 22, 1991 under mercantile number 2986, folio 171, volume 365, third book of the Commerce section. In addition, due to the change of address of our company to Mexico City, we have also been registered in the Public Registry of Property and Commerce of Mexico City since June 28, 1993 under mercantile number 176,543.

Purposes

The main corporate purposes of our company include the following:

•	to establish, promote and organize corporations or companies of any type, as well as to acquire and possess shares or equity participations in such entities;

•	to carry out all types of transactions involving bonds, shares, equity, participations and securities of any type;

•	to provide or receive advisory, consulting or other types of services in different business matters;

•	to conduct business with equipment, raw materials and any other items necessary to the companies in which we have an interest in or with whom we have commercial relations;

•	to acquire and dispose of trademarks, tradenames, commercial names, copyrights, patents, inventions, franchises, distributions, concessions and processes;

•	to possess, build, lease and operate real and personal property, install or by any other title operate plants, warehouses, workshops, retail or deposits necessary to comply with our corporate purpose;

•	to subscribe, buy and sell stocks, bonds and securities among other things; and

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

Under our bylaws, holders of Series L shares are entitled to vote in limited circumstances. They may appoint for election and elect up to three of our maximum of 21 directors and, in certain circumstances where holders of Series L shares have not voted for the director elected by holders of the majority of these series of shares, they may be entitled to elect and remove one director, through a general shareholders meeting, if they own 10% or more of all issued, subscribed and paid shares of the capital stock of our company, pursuant to the Mexican Securities Market Law. See “Item 6. Directors, Senior Management and Employees.” In addition, they are entitled to vote on certain matters, including certain changes in our corporate form, mergers involving our company when our company is the merged entity or when the principal corporate purpose of the merged entity is not related to the corporate purpose of our company, the cancellation of the registration of the Series “L” shares in the Mexican Stock Exchange or any other foreign stock exchange and those matters for which the Mexican Securities Market Law expressly allow them to vote.

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

•

cancellation of the registration of our the Series L shares with the Mexican Registry of Securities, or RNV, maintained by the CNBV or with other foreign stock exchanges on which our shares may be listed.

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

•

holders of 20% of our outstanding capital stock to oppose any resolution adopted at a shareholders meeting in which they are entitled to vote and file a petition for a court order to suspend the resolution temporarily within 15 days following the adjournment of the meeting at which the action was taken, provided that (1) the challenged resolution violates Mexican law or our bylaws, (2) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution and (3) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing shareholder; and

•

holders of at least 10% of our outstanding capital stock who are entitled to vote, including limited or restricted vote, to appoint one member of our board of directors and one alternate member of our board of directors up to the maximum number of directors that each series is entitled to appoint under our bylaws.

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

Shareholders meetings may be called by the board of directors, the Audit Committee or the Corporate Practices Committee and, under certain circumstances, a Mexican court. Holders of 10% or more of our capital stock may require the chairman of the board of directors, or the chairmen of the Audit Committee or Corporate Practices Committee to call a shareholders meeting. A notice of meeting and an agenda must be published in a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. Notices must set forth the place, date and time of the meeting and the matters to be addressed and must be signed by whomever convened the meeting. All relevant information relating to the shareholders meeting must be made available to shareholders starting on the date of publication of the notice. To attend a meeting, shareholders must deposit their shares with us or with Indeval or an institution for the deposit of securities prior to the meeting as indicated in the notice. If entitled to attend the meeting, a shareholder may be represented by an attorney-in-fact.

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

Change in Capital

According to our bylaws, any change in our authorized capital stock requires a resolution of an extraordinary meeting of shareholders. We are permitted to issue shares constituting fixed capital and shares constituting variable capital. The fixed portion of our capital stock may be increased or decreased only by amendment of our bylaws adopted by a resolution at an extraordinary meeting of the shareholders. The variable portion of our capital stock may be increased or decreased by resolution of an ordinary meeting of the shareholders without amending our bylaws. All changes in the fixed or variable capital have to be registered in our capital variation registry, as required by the applicable law.

A capital stock increase may be effected through the issuance of new shares for payment in cash or in kind, or by capitalization of indebtedness or of certain items of equity. Treasury stock may only be sold pursuant to a public offering.

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

Although the Mexican Foreign Investment Law grants broad authority to the Mexican Foreign Investment Commission to allow foreign investors to own more than 49% of the capital of Mexican enterprises after taking into consideration public policy and economic concerns, our bylaws provide that Series A shares must at all times constitute no less than 51% of all outstanding common shares with full voting rights (excluding Series L shares) and may only be held by Mexican investors. Under our bylaws, in the event Series A shares are subscribed or acquired by any other shareholders holding shares of any other series, and the shareholder is of a nationality other than Mexican, these Series A shares are automatically converted into shares of the same series of stock that this shareholder owns, and this conversion will be considered perfected at the same time as the subscription or acquisition.

Other Provisions

Authority of the Board of Directors. The board of directors is our legal representative and is authorized to take any action in connection with our operations not expressly reserved to our shareholders. Pursuant to the Mexican Securities Market Law, the board of directors must approve, observing at all moments their duty of care and duty of loyalty, among other matters the following:

•	any transactions with related parties outside the ordinary course of our business;

•	significant asset transfers or acquisitions;

•	material guarantees or collateral;

•	appointment of officers and managers deemed necessary, as well as the necessary committees;

•	the annual business plan and the five-year business plan; internal policies; and

•	other material transactions.

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

Appraisal Rights. Whenever the shareholders approve a change of corporate purpose, change of nationality or the transformation from one form of company to another, any shareholder entitled to vote on such change that has voted against it, may withdraw as a shareholder of our company and have its shares redeemed at a price per share calculated as specified under applicable Mexican law, provided that it exercises its right within 15 days following the adjournment of the meeting at which the change was approved. In this case, the shareholder would be entitled to the reimbursement of its shares, in proportion to our assets in accordance with the last approved balance sheet. Because holders of Series L shares are not entitled to vote on certain types of these changes, these withdrawal rights are available to holders of Series L shares in fewer cases than to holders of other series of our capital stock.

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

Actions Against Directors. Shareholders (including holders of Series L shares) representing, in the aggregate, not less than 5% of the capital stock may directly bring an action against directors

In the event of actions derived from any breach of the duty of care and the duty of loyalty, liability is exclusively in our favor. The Mexican Securities Market Law, contrary to the previous securities law, establishes that liability may be imposed on the members and the secretary of the board of directors, as well as to the relevant officers.

Notwithstanding, the Mexican Securities Market Law provides that the members of the board of directors will not incur, individually or jointly, in liability for damages and losses caused to our company, when their acts were made in good faith, provided that (1) the directors complied with the requirements of the Mexican Securities Market Law and with our bylaws, (2) the decision making or voting was based on information provided by the relevant officers, the external auditor or the independent experts, whose capacity and credibility do not offer reasonable doubt; (3) the negative economic effects could not have been foreseen, based on the information available; and (4) the resolutions of the shareholders meeting were observed.

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

This summary is based upon the federal tax laws of the United States and Mexico as in effect on the date of this annual report, including the provisions of the income tax treaty between the United States and Mexico and the protocols thereto, which we refer to in this annual report as the Tax Treaty, which are subject to change. The summary does not address any tax consequences under the laws of any state or locality of Mexico or the United States or the laws of any taxing jurisdiction other than the federal laws of Mexico and the United States. Holders of the Series L shares or ADSs should consult their tax advisers as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of Series L shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

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

Taxation of Dividends. The gross amount of any dividends paid with respect to the Series L shares represented by ADSs or the Series L shares generally will be included in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, in the case of the Series L shares, or by the depositary, in the case of the Series L shares represented by ADSs, and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of the Series L shares, or by the depositary, in the case of the Series L shares represented by the ADSs (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of Series L shares or ADSs generally is subject to taxation at the preferential rates applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (2) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2012 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2013 taxable year. U.S. holders should consult their tax advisers regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt. Dividends generally will constitute foreign source “passive income” for U.S. foreign tax credit purposes.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

As a part of our risk management strategy, we use derivative financial instruments with the purpose of (1) achieving a desired liability structure with a balanced risk profile, (2) managing the exposure to production input and raw material costs and (3) hedging balance sheet and cash flow exposures to foreign currency fluctuation. We do not use derivative financial instruments for speculative or profit-generating purposes. We track the fair value (mark to market) of our derivative financial instruments and its possible changes using scenario analyses.

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2012, we had total indebtedness of Ps. 29,914 million, of which 33% bore interest at fixed interest rates and 67% bore interest at variable interest rates. After giving effect to our swap and forward contracts, as of December 31, 2012, 34% of our debt was fixed-rate and 66% of our debt was variable-rate, calculated by weighting each year’s outstanding debt balance mix. The interest rate on our variable rate debt denominated in U.S. dollars is generally determined by reference to the London Interbank Offer Rate, or LIBOR, and the interest rate on our variable rate debt denominated in Mexican pesos is generally determined by reference to the Tasa de Interés Interbancaria de Equilibrio (the Equilibrium Interbank Interest Rate), or TIIE. If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our financial instruments that are sensitive to changes in interest rates, without giving effect to interest rate swaps. The table presents weighted average interest rates by expected contractual maturity dates. Weighted average variable rates are based on the reference rates on December 31, 2012, plus spreads, contracted by us. The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos, Brazilian reais, Colombian pesos and Argentine pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, assuming the foreign exchange of Ps. 13.01 Mexican pesos per U.S. dollar reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2012.

The table below also includes the fair value of long-term debt based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities. Furthermore, the fair value of long-term notes payable is based on quoted market prices on December 31, 2012. As of December 31, 2012, the fair value represents a loss amount of Ps. 1,253 million.

Principal by Year of Maturity

	At December 31, 2012								At December 31, 2011
	2013	2014	2015	2016	2017	2018 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
	(Currency in millions)
Long-Term Debt and Notes:
Fixed Rate Debt and Notes
U.S. dollars	—	—	—	—	—	6,458	6,458	7,351	6,938
Interest Rate(1)	—	—	—	—	—	4.6%	4.6%	4.6%	4.6%
Mexican pesos	—	—	—	—	—	2,495	2,495	2,822	2,495
Interest Rate(1)	—	—	—	—	—	8.3%	8.3%	8.3%	8.3%
Brazilian reais (Bank loans)	9	9	9	9	9	20	65	60	82
Interest Rate(1)	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Brazilian reais (Obligations under finance leases)	4	4	3	—	—	—	11	11	17
Interest Rate(1)	4.5%	4.5%	4.5%	—	—	—	4.5%	4.5%	4.5%
Argentine pesos	180	336	13	—	—	—	529	514	595
Interest Rate(1)	18.7%	20.7%	15.0%	—	—	—	19.9%	19.9%	16.4%
Total Fixed Rate	193	349	25	9	9	8,973	9,558	10,758	10,127

Variable Rate Debt
U.S. dollars	195	2,600	5,195	—	—	—	7,990	8,008	251
Interest Rate(1)	0.6%	0.9%	0.9%	—	—	—	0.9%	0.9%	0.7%
Mexican pesos	266	1,370	2,774	—	—	—	4,380	4,430	4,392
Interest Rate(1)	5.1%	5.1%	5.1%	—	—	—	5.1%	5.1%	5.0%
Mexican pesos (domestic senior notes)	—	—	—	2,511	—	—	2,511	2,500	5,501
Interest Rate(1)	—	—	—	5.0%	—	—	5.0%	5.0%	4.8%
Brazilian reais	—	—	—	—	—	—	—	—	—
Interest Rate(1)	—	—	—	—	—	—	—	—	—
Colombian pesos	—	990	—	—	—	—	990	990	936
Interest Rate(1)	—	6.8%	—	—	—	—	6.8%	6.8%	6.1%
Colombian pesos (obligations under finance leases)	185	—	—	—	—	—	185	186	386
Interest Rate(1)	6.8%	—	—	—	—	—	6.8%	6.8%	6.6%
Argentine pesos	106	—	—	—	—	—	106	106	130
Interest Rate(1)	22.9%	—	—	—	—	—	22.9%	22.9%	27.3%
Total Variable Rate	752	4,960	7,939	2,511	—	—	16,162	16,220	11,596

Long-Term Debt	945	5,309	7,964	2,520	9	8,973	25,720	26,978	21,723
Current Portion of Long-Term Debt	945	—	—	—	—	—	945	—	4,902
Total Long-Term Debt	—	5,309	7,964	2,520	9	8,973	24,775	26,978	16,821

Derivative Instruments:
Interest Rate Swaps (Mexican pesos)
Variable to fixed(3)	1,287	575	1,963	—	—	—	3,825	(189)	5,450
Interest pay rate	8.49%	8.43%	8.63%	—	—	—	8.55%	—	8.41%
Interest receive rate	5.06%	5.09%	5.05%	—	—	—	5.06%	—	4.91%/ 28dTIIE +0.22%(2)
Cross-Currency Swaps (Mexican pesos)
Variable to variable(3)	—	2,553	—	—	—	—	2,553	46	—
Interest pay rate	—	4.83%	—	—	—	—	4.83%	—	—
Interest receive rate	—	0.97%	—	—	—	—	0.97%	—	—

(1)	All interest rates are weighted average contractual annual rates.
(2)	Forward starting swaps in which the receive rate is not known, until the start of the validity period.
(3)	Notional amount.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to our floating-rate financial instruments held during 2012 would have increased our interest expense by approximately Ps. 74 million, or 5.7% over our interest expense of 2012, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest rate swap and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies of each country in which we operate, relative to the U.S. dollar. In 2012, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency
At December 31, 2012
Currency	%
Mexican peso	39.2%
Colombian peso	9.5%
Venezuelan bolivar	18.1%
Argentine peso	7.0%
Brazilian real	20.7%
Other (Central America)	5.5%

We estimate that approximately 19.0% of our consolidated costs of goods sold are denominated in U.S. dollars for Mexican subsidiaries and in the aforementioned currencies for our non-Mexican subsidiaries. Substantially all of our costs denominated in a foreign currency, other than the functional currency of each country in which we operate, are denominated in U.S. dollars. During 2012, we entered into forward derivative instruments and options to hedge part of our Mexican peso, Brazilian reais, and Colombian peso fluctuation risk relative to our raw material costs denominated in U.S. dollars. These instruments are considered hedges for accounting purposes. As of December 31, 2012, 53% of our indebtedness was denominated in U.S. dollars, 40% in Mexican pesos and the remaining 7% in Brazilian reais, Colombian pesos and Argentine pesos (including the effects of our derivative contracts as of December 31, 2012, including cross currency swaps from Mexican pesos to U.S. dollars). Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency-denominated operating costs and expenses and of the debt service obligations with respect to our foreign currency-denominated debt. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency denominated-indebtedness is increased. See also “Item 3. Key Information—Risk Factors—Depreciation of the Mexican peso relative to the U.S. dollar could adversely affect our financial condition and results.”

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of each local currency in the countries where we operate relative to the U.S. dollar occurring on December 31, 2012, would have resulted in an increase in our net consolidated comprehensive financing result expense of approximately Ps. 238.0 million, reflecting higher foreign exchange gain generated by the cash balances held in U.S. dollars as of that date, net of the loss based on our U.S. dollar-denominated indebtedness at December 31, 2012, after giving effect to all of our interest rate swap and cross-currency swap agreements.

As of March 8, 2013, the exchange rates relative to the U.S. dollar of all the countries in which we operate have appreciated or depreciated compared to December 31, 2012 as follows:

	Exchange Rate As of March 8, 2013	(Depreciation) or Appreciation
Mexico	12.65	2.7%
Guatemala	7.79	1.4%
Nicaragua	24.34	(0.9)%
Costa Rica	505.70	1.7%
Panama	1.00	0.0%
Colombia	1,803.65	(2.0)%
Venezuela	6.30	(46.5)%
Brazil	1.95	4.4%
Argentina	5.07	(3.0)%

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies of each of the countries in which we operate relative to the U.S. dollar at December 31, 2012, would produce a reduction in equity of approximately the following amounts:

Reduction in Equity
(millions of Mexican pesos)
Mexico	689
Colombia	955
Venezuela	990
Brazil	1,394
Argentina	85
Other (Central America)	520

Equity Risk

As of December 31, 2012 we did not have any equity risk .

Commodity Price Risk

During 2012, we entered into futures contracts to hedge the cost of sugar in Brazil and Colombia, as well as futures and forward contracts to hedge the cost of aluminum in Brazil. The notional value of the sugar hedges was Ps. 2,636 million as of December 31, 2012, with a fair value of Ps. (195) million with maturities ranging from 2013 to 2015. The notional value of the aluminum hedges was Ps. 335 million as of December 31, 2012, with a fair value of Ps. (5) million with maturities in 2013.

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

Direct and indirect payments by the depositary

The depositary reimburses us for certain expenses we incur in connection with the ADS program, subject to a ceiling agreed between us and the depositary. These reimbursable expenses include listing fees and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2012, this amount was approximately US$ 111,033.

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that (i) pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions or our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts an expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework issued by the Committee of Sponsoring Organizations of the Tread way Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Our management assessment and conclusion on the effectiveness of internal control over financial reporting as of December 31, 2012 excludes, in accordance with applicable guidance provided by the SEC, an assessment of the internal control over financial reporting of Grupo Fomento Queretano, which we acquired in May 2012. Grupo Fomento Queretano represented 1.4% and 1.6% of our total and net assets, respectively, as of December 31, 2012, and 1.6% and 2.0% of our revenues and net income, respectively, for the year ended December 31, 2012. No material changes in our internal control over financial reporting were identified as a result of this merger.

(c)	Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF Coca-Cola FEMSA, S.A.B. DE C.V.:

We have audited Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Grupo Fomento Queretano, S.A.P.I de C.V. and its subsidiaries (collectively “Grupo FOQUE”), acquired on May 4, 2012, which is included in the 2012 consolidated financial statements of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries, and constituted 1.4% and 1.6% of total and net assets as of December 31, 2012 and 1.6% and 2.0% of revenues and net income for the year then ended. Our audit of internal control over financial reporting of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries, also did not include an evaluation of the internal control over financial reporting of Grupo FOQUE.

In our opinion, Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries as of December 31, 2012 and 2011 and January 1, 2011, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the two years in the period ended December 31, 2012 and our report dated March 14, 2013 expressed an unqualified opinion thereon.

Mancera, S.C.

A member practice of

Ernst & Young Global

/s/ Oscar Aguirre Hernandez

Oscar Aguirre Hernandez

Mexico City, Mexico

March 14, 2013

(d)	Changes in Internal Control Over Financial Reporting.

There has been no change in our internal control over financial reporting during 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Mancera, S.C. and other Ernst & Young practices (collectively, Ernst and Young) during the fiscal years ended December 31, 2012 and December 31, 2011:

	Year ended December 31,
	2012	2011
	(millions of Mexican pesos)
Audit fees	58	53
Audit-related fees	3	4
Tax fees	3	5

Total fees	64	62

Audit Fees. Audit fees in the above table are the aggregate fees billed by Ernst & Young in connection with the audit of our annual financial statements and the review of our quarterly financial information and statutory audits.

Audit-related Fees. Audit-related fees in the above table are the aggregate fees billed by Ernst & Young for assurance and other services related to the performance of the audit, mainly in connection with special audits and reviews.

Tax Fees. Tax fees in the above table are fees billed by Ernst & Young for services based upon existing facts and prior transactions in order to assist us in documenting, computing and obtaining government approval for amounts included in tax filings such as transfer pricing documentation and requests for technical advice from taxing authorities.

All Other Fees. For the years ended December 31, 2012 and 2011, there were no other fees.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not directly purchase any of our equity securities in 2012. The following table presents purchases by trusts that FEMSA administers in connection with our bonus incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees—EVA-Based Bonus Program.”

Purchases of Equity Securities

Period	Total Number of Series L shares Purchased by trusts that FEMSA administers in connection with our bonus incentive plans	Average Price Paid per Series L Share		Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
March 2012(1)	768,281	Ps. 120.77		—	—

Total	768,281	Ps. 120.77	(2)	—	—

(1)	March 2012 was the only month in which we repurchased equity securities during the year ended December 31, 2012. This plan expired on March 31, 2012.
(2)	We paid a total of Ps. 92,790.78.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

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

NYSE Standards	Our Corporate Governance Practices
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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19. Exhibits

*	All supplementary schedules relating to the registrant are omitted because they are not required or because the required information, where material, is contained in the Financial Statements or Notes thereto.

(b)	List of Exhibits

Exhibit No:	Description
Exhibit 1.1	Amended and restated bylaws (Estatutos Sociales) of Coca-Cola FEMSA, S.A.B. de C.V., approved February 16, 2012 (English translation) (incorporated by reference to Exhibit 1.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 25, 2012 (File No. 1-2260)).

Exhibit 2.1	Deposit Agreement, dated as of September 1, 1993, among Coca-Cola FEMSA, the Bank of New York, as Depositary, and Holders and Beneficial Owners of American Depository Receipts (incorporated by reference to Exhibit 3.5 to the Registration Statement of FEMSA on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

Exhibit 2.2	Indenture dated as of February 5, 2010 among Coca-Cola FEMSA, S.A.B. de C.V., and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

Exhibit 2.3	First Supplemental Indenture dated as of February 5, 2010 among Coca-Cola FEMSA, S.A.B. de C.V., and The Bank of New York Mellon and the Bank of New York Mellon (Luxembourg) S.A. (incorporated by reference to Exhibit 2.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

Exhibit 2.4	Second Supplemental Indenture dated as of April 1, 2011 among Coca-Cola FEMSA, S.A.B. de C.V., Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V., as Guarantor, and The Bank of New York Mellon (incorporated by reference to Exhibit 2.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 17, 2011 (File No. 1-12260)).

Exhibit 4.1	Amended and Restated Shareholders Agreement dated as of July 6, 2002, by and among CIBSA, Emprex, The Coca-Cola Company and Inmex, (incorporated by reference to Exhibit 4.13 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit 4.2	Amendment, dated May 6, 2003, to the Amended and Restated Shareholders Agreement, dated as of July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit No:	Description
Exhibit 4.3	Second Amendment, dated as of February 1, 2010, to the to the Amended and Restated Shareholders Agreement, dated as of July 6, 2002, by and among CIBSA, Emprex, The Coca-Cola Company, Inmex and Dulux CBAI 2003 B.V. (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

Exhibit 4.4	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the valley of Mexico (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.5	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the valley of Mexico (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.6	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Exhibit 4.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.7	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.8	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Golfo, S.A. de C.V. and The Coca—Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

Exhibit 4.9	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Bajio, S.A. de C.V., and The Coca-Cola Company with respect to operations in Bajio, Mexico (English translation) (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

Exhibit 4.10	Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

Exhibit 4.11	Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

Exhibit 4.12	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.13	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit No:	Description
Exhibit 4.14	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.15	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.16	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

Exhibit 4.17	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.40 to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

Exhibit 4.18	Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administración de Marcas S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Exhibit 10.3 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.19	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.6 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.20	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.7 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.21	Supply Agreement dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Empaques, (incorporated by reference to Exhibit 10.7 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.22	Supply Agreement dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).*

Exhibit 4.23	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA and FEMSA Logística (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

Exhibit 4.24	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.8 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit No:	Description
Exhibit 4.25	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.9 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.26	Memorandum of Understanding, dated as of March 11, 2003, by and among Panamco, as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Exhibit 10.14 of Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.27	Shareholders Agreement dated as of January 25, 2013, by and among CCBPI, Coca-Cola South Asia Holdings, Inc., Coca-Cola Holdings (Overseas) Limited and Controladora de Inversiones en Bebidas Refrescantes, S.L.

Exhibit 7.1	The Coca-Cola Company memorandum, to Steve Heyer from José Antonio Fernández, dated December 22, 2002 (incorporated by reference to Exhibit 10.1 to FEMSA’s Registration Statement on Amendment No. 1 to the Form F-3 filed on September 20, 2004 (File No. 333-117795)).

Exhibit 7.2	Calculation of Ratio of Earnings to Fixed Charges.

Exhibit 8.1	Significant Subsidiaries.

Exhibit 12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 14, 2013.

Exhibit 12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 14, 2013.

Exhibit 13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated March 14, 2013.

*	Portions of Exhibit 4.22 were omitted pursuant to a request for confidential treatment. Such omitted portions were filed separately with the Securities and Exchange Commission.

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

Date: March 14, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Coca-Cola FEMSA, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of Coca-Cola FEMSA, S.A.B. de C.V. and its subsidiaries as of December 31, 2012 and 2011 and January 1, 2011, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coca-Cola FEMSA, S.A.B. de C.V. and its subsidiaries as of December 31, 2012 and 2011 and January 1, 2011, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2013 expressed an unqualified opinion thereon.

Mancera, S.C. A member practice of Ernst & Young Global

/s/ Oscar Aguirre Hernandez
Oscar Aguirre Hernandez

Mexico City, Mexico March 14, 2013

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

At December 31, 2012, 2011 and at January 1, 2011 (Date of transition to IFRS)

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	Note	December 2012 (*)	December 2012		December 2011		January 1, 2011
ASSETS
Current assets:
Cash and cash equivalents	5	$1,791	Ps.	23,222	Ps.	11,843	Ps.	12,142
Marketable securities	6	1		12		330		—
Accounts receivable, net	7	720		9,329		8,632		6,363
Inventories	8	625		8,103		7,549		5,007
Recoverable taxes		206		2,673		2,215		2,027
Other current financial assets	20	117		1,523		833		409
Other current assets	9	81		1,035		1,322		821

Total current assets		3,541		45,897		32,724		26,769

Non-current assets:
Investments in associates and joint ventures	10	413		5,352		3,656		2,108
Property, plant and equipment, net	11	3,280		42,517		38,102		28,470
Intangible assets, net	12	5,169		67,013		62,163		43,221
Deferred tax assets	24	122		1,576		1,944		1,790
Other non-current financial assets	20	71		925		845		15
Other non-current assets, net	13	218		2,823		2,304		1,954

Total non-current assets		9,273		120,206		109,014		77,558

TOTAL ASSETS		$12,814	Ps.	166,103	Ps.	141,738	Ps.	104,327

LIABILITIES AND EQUITY
Current liabilities:
Bank loans and notes payable	18	$324	Ps	4,194	Ps	638	Ps.	1,615
Current portion of non-current debt	18	73		945		4,902		225
Interest payable		15		194		206		151
Suppliers		1,096		14,221		11,852		8,988
Accounts payable		352		4,563		3,676		3,752
Taxes payable		321		4,162		3,471		2,300
Other current financial liabilities	20	98		1,271		1,030		991

Total current liabilities		2,279		29,550		25,775		18,022

Non-current liabilities:
Bank loans and notes payable	18	1,911		24,775		16,821		15,245
Post-employment and other non-current employee benefits	16	169		2,188		1,367		1,156
Deferred tax liabilities	24	76		979		706		321
Other non-current financial liabilities	20	37		476		717		734
Provisions and other non-current liabilities	25	255		3,307		3,271		3,414

Total non-current liabilities		2,448		31,725		22,882		20,870

Total liabilities		4,727		61,275		48,657		38,892

Equity:
Capital stock	22	157		2,029		2,009		1,947
Additional paid-in capital		2,583		33,488		27,230		10,533
Retained earnings		4,976		64,501		56,792		50,488
Cumulative other comprehensive income (loss)		126		1,631		3,997		(93)

Equity attributable to equity holders of the parent		7,842		101,649		90,028		62,875

Non-controlling interest in consolidated subsidiaries	21	245		3,179		3,053		2,560

Total equity		8,087		104,828		93,081		65,435

TOTAL LIABILITIES AND EQUITY		$12,814	Ps.	166,103	Ps.	141,738	Ps.	104,327

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of financial position.

CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2012 and 2011

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.) , except per share amounts

	Note	2012 (*)	2012		2011

Net sales		$11,332	Ps.	146,907	Ps.	122,638
Other operating revenues		64		832		586

Total revenues		11,396		147,739		123,224
Cost of goods sold		6,102		79,109		66,693

Gross profit		5,294		68,630		56,531
Administrative expenses		480		6,217		5,140
Selling expenses		3,103		40,223		32,093
Other income	19	42		545		685
Other expenses	19	115		1,497		2,060
Interest expense		151		1,955		1,729
Interest income		33		424		616
Foreign exchange gain, net		21		272		61
Gain on monetary position for subsidiaries in hyperinflationary economies		—		—		61
Market value (gain) loss on financial instruments	20	(1)		(13)		138

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		1,542		19,992		16,794
Income taxes	24	484		6,274		5,667
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	10	14		180		86

Consolidated net income		$1,072	Ps.	13,898	Ps.	11,213

Attributable to:
Equity holders of the parent		$1,028	Ps.	13,333	Ps.	10,662
Non-controlling interest		44		565		551

Consolidated net income		$1,072	Ps.	13,898	Ps.	11,213

Net equity holders of the parent (U.S. dollars and Mexican pesos):
Earnings per share	23	$0.51	Ps.	6.62	Ps.	5.72

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated income statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2012 and 2011

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	Note	2012 (*)	2012		2011

Consolidated net income		$1,072	Ps.	13,898	Ps.	11,213

Other comprehensive income:
Unrealized gain on available-for sale securities, net of taxes	6	—		(2)		4
Valuation of the effective portion of derivative financial instruments, net of taxes	20	(16)		(201)		(3)
Exchange differences on translation of foreign operations		(182)		(2,361)		4,073
Remeasurements of the net defined benefit liability, net of taxes	16	(10)		(125)		(6)

Total comprehensive (loss) income, net of tax		(208)		2,689		4,068

Consolidated comprehensive income for the year, net of tax		$864	Ps.	11,209	Ps.	15,281

Attributable to:
Equity holders of the parent		$846	Ps.	10,967	Ps.	14,752
Non-controlling interest		18		242		529

Consolidated comprehensive income for the year, net of tax		$864	Ps.	11,209	Ps.	15,281

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2012 and 2011

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	Capital Stock		Additional Paid-in Capital		Retained Earnings		Unrealized Gain on Available-for- sale Securities		Valuation of the Effective Portion of Derivative Financial Instruments		Exchange Differences on Translation of Foreign Operations		Remeasurements of the Net Defined Benefit Liability		Equity Attributable To Equity Holders of the Parent		Non- Controlling Interest		Total Equity

Balances at January 1, 2011	Ps.	1,947	Ps.	10,533	Ps.	50,488	Ps.	—	Ps.	17	Ps.	—	Ps.	(110)	Ps.	62,875	Ps.	2,560	Ps.	65,435

Net income		—		—		10,662		—		—		—		—		10,662		551		11,213

Other comprehensive income, net of tax		—		—		—		4		27		4,073		(14)		4,090		(22)		4,068

Total comprehensive income		—				10,662		4		27		4,073		(14)		14,752		529		15,281

Dividends declared		—		—		(4,358)		—		—		—		—		(4,358)		(8)		(4,366)

Acquisition of Grupo Tampico		28		7,799		—		—		—		—		—		7,827		—		7,827

Acquisition of Grupo CIMSA		34		8,984		—		—		—		—		—		9,018		—		9,018

Acquisition of non-controlling interest		—		(86)		—		—		—		—		—		(86)		(28)		(114)

Balances at December 31, 2011		2,009		27,230		56,792		4		44		4,073		(124)		90,028		3,053		93,081

Net income		—		—		13,333		—								13,333		565		13,898

Other comprehensive income, net of tax		—		—		—		(2)		(179)		(2,054)		(131)		(2,366)		(323)		(2,689)

Total comprehensive income		—		—		13,333		(2)		(179)		(2,054)		(131)		10,967		242		11,209

Dividends declared		—		—		(5,624)		—		—		—		—		(5,624)		(109)		(5,733)

Acquisition of Grupo Fomento Queretano		20		6,258		—		—		—		—		—		6,278		—		6,278

Acquisition of non-controlling interest		—		—		—		—		—		—		—		—		(7)		(7)

Balances at December 31, 2012	Ps.	2,029	Ps.	33,488	Ps.	64,501	Ps.	2	Ps.	(135)	Ps.	2,019	Ps.	(255)	Ps.	101,649	Ps.	3,179	Ps.	104,828

The accompanying notes are an integral part of these consolidated statements of changes in equity.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2012 and 2011

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	2012 (*)	2012		2011
Cash flows from operating activities:
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	$1,542	Ps.	19,992	Ps.	16,794
Adjustments to reconcile income before taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method to net cash flows:
Non-cash operating expenses	17		218		(8)
Unrealized gain on marketable securities	—		(2)		(4)
Depreciation	392		5,078		3,850
Amortization	47		614		369
(Gain) loss on disposal of long-lived assets	(8)		(99)		35
Write-off of long-lived assets	1		14		625
Interest income	(33)		(424)		(617)
Interest expense	139		1,796		1,609
Foreign exchange gain, net	(21)		(272)		(61)
Non-cash movements in post-employment and other non-current employee benefits obligations	44		571		118
Gain on monetary position, net	—		—		(61)
Market value loss on financial instruments	11		138		1
(Increase) decrease:
Accounts receivable and other current assets	(119)		(1,545)		(2,272)
Other current financial assets	(94)		(1,218)		(575)
Inventories	(56)		(731)		(1,828)
Increase (decrease):
Suppliers and other accounts payable	403		5,231		850
Other liabilities	(27)		(346)		(224)
Employee benefits paid	(7)		(88)		(143)
Income taxes paid	(407)		(5,277)		(4,565)

Net cash flows from operating activities	1,824		23,650		13,893

Investing activities:
Acquisition of Grupo Tampico, net of cash acquired (Note 4)	—		—		(2,414)
Acquisition of Grupo CIMSA, net of cash acquired (Note 4)	—		—		(1,912)
Acquisitions of Grupo Fomento Queretano, net of cash acquired (Note 4)	(86)		(1,114)		—
Purchase of marketable securities	—		—		(326)
Proceeds from the sale of marketable securities	20		273		—
Interest received	33		424		639
Acquisitions of long-lived assets	(751)		(9,741)		(6,855)
Proceeds from the sale of long-lived assets	23		293		375
Acquisition of intangible assets	(18)		(235)		(944)
Other non-current assets	(32)		(420)		(140)
Investment in shares	(37)		(469)		(620)

Net cash flows used in investing activities	(848)		(10,989)		(12,197)

Financing activities:
Proceeds from borrowings	1,267		16,429		6,934
Repayment of borrowings	(653)		(8,464)		(2,733)
Interest paid	(131)		(1,694)		(1,580)
Dividends paid	(442)		(5,734)		(4,366)
Acquisition of non-controlling interests	—		(6)		(115)
Other financing activities	(21)		(270)		(1,175)
Payments under finance leases	(15)		(201)		(37)

Net cash flows from / (used in) financing activities	5		60		(3,072)

Net increase (decrease) in cash and cash equivalents	981		12,721		(1,376)
Initial balance of cash and cash equivalents	914		11,843		12,142
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies	(104)		(1,342)		1,077

Ending balance of cash and cash equivalents	$1,791	Ps.	23,222	Ps.	11,843

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of cash flow.

NOTES TO THE CONSOLIDATED STATEMENTS

As of December 31, 2012, 2011 and as of January 1, 2011 ( Date of transition to IFRS )

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

note 1. Activities of the Company

Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA” or “the Company”) is a Mexican corporation, mainly engaged in acquiring, holding and transferring all types of bonds, capital stock, shares and marketable securities.

Coca-Cola FEMSA is indirectly owned by Fomento Economico Mexicano, S.A.B. de C.V. (“FEMSA”), which holds 48.9% of its capital stock and 63% of its voting shares and The Coca-Cola Company (“TCCC”), which indirectly owns 28.7% of its capital stock and 37% of its voting shares. The remaining 22.4% of Coca-Cola FEMSA’s shares trade on the Bolsa Mexicana de Valores, S.A.B. de C.V. (BMV: KOFL) and the New York Stock Exchange, Inc. (NYSE: KOF). The address of its registered office and principal place of business is Mario Pani No. 100 Col. Santa Fe Cuajimalpa Delegacion Cuajimalpa de Morelos, Mexico D.F. 05348, Mexico.

Coca-Cola FEMSA and its subsidiaries (the “Company”), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela, Brazil and Argentina.

As of December 31, 2012 and 2011 the most significant subsidiaries over which the Company exercises control are:

Company	Activity	Country	Ownership percentage 2012	Ownership percentage 2011
Propimex, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%
Controladora Interamericana de Bebidas, S. de R.L. de C.V.	Holding	Mexico	100.00%	100.00%
Spal Industria Brasileira de Bebidas, S.A.	Manufacturing and distribution	Brazil	98.25%	97.93%
Coca-Cola Femsa de Venezuela, S.A.	Manufacturing and distribution	Venezuela	100.00%	100.00%
Industria Nacional de Gaseosas, S.A.	Manufacturing and distribution	Colombia	100.00%	100.00%

note 2. Basis of Preparation

2.1 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements of the Company for the year ended December 31, 2012 are the first annual financial statements that comply with IFRS and where IFRS 1, First Time Adoption of International Financial Reporting Standards, has been applied.

The Company’s transition date to IFRS is January 1, 2011 and management prepared the opening balance sheet under IFRS as of that date. For periods up to and including the year ended December 31, 2011, the Company prepared its consolidated financial information under Mexican Financial Reporting Standards (“Mexican FRS”). The differences in the requirements for recognition, measurement and presentation between IFRS and Mexican FRS were reconciled for purposes of the Company’s equity at the date of transition and at December 31, 2011, and for purposes of consolidated comprehensive income for the year ended December 31, 2011. Reconciliations and explanations of how the transition to IFRS has affected the consolidated financial position, financial performance and cash flows of the Company are provided in Note 27.

The Company’s consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer Carlos Salazar Lomelín and Chief Financial and Administrative Officer Héctor Treviño Gutiérrez on February 22, 2013. Those consolidated financial statements and notes were then approved by the Company’s Board of Directors on February 26, 2013 and by the Shareholders on March 5, 2013. The accompanying consolidated financial statements are the same as those previously approved, although they have been supplemented for subsidiary guarantor financial statement disclosures presented in Note 29 for United States Securities and Exchange Commission filing purposes. The accompanying consolidated financial statements were approved for issuance in the Company’s annual report on Form 20-F by the Company’s Chief Executive Officer and Chief Financial Officer on March 14, 2013, and subsequent events have been considered through that date (See Note 30).

2.2 Basis of measurement and presentation

The consolidated financial statements have been prepared on the historical cost basis except for the following:

•	Available-for-sale investments

•	Derivative financial instruments

•	Trust assets of post-employment and other non-current employee benefit plans

The financial statements of subsidiaries whose functional currency is the currency of a hyperinflationary economy are stated in terms of the measuring unit current at the end of the reporting period.

2.2.1 Presentation of consolidated income statement

The Company classifies its costs and expenses by function in the consolidated income statement, in order to conform to the industry practices where the Company operates.

2.2.2 Presentation of consolidated statements of cash flows.

The Company’s consolidated statement of cash flows is presented using the indirect method.

2.2.3 Convenience translation to U.S. dollars ($)

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated balance sheet as of December 31, 2012, the consolidated statements of income, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2012 were converted into U.S. dollars at the exchange rate of 12.9635 pesos per U.S. dollar as published by the Federal Reserve Bank of New York as of that date. This arithmetic conversion should not be construed as representations that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate.

2.3 Critical accounting judgments and estimates

In the application of the Company’s accounting policies, which are described in Note 3, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

2.3.1 Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

2.3.1.1 Impairment of indefinite lived intangible assets, goodwill and other depreciable long-lived assets

Intangible assets with indefinite lives as well as goodwill are subject to annual impairment tests. An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. In order to determine whether such assets are impaired, the Company initially calculates an estimation of the value in use of the cash-generating units to which such assets have been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. The Company reviews annually the carrying value of our intangible assets with indefinite lives and goodwill for impairment based on recognized valuation techniques. While the Company believes that its estimates are reasonable, different assumptions regarding such estimates could materially affect its evaluations. Impairment losses are recognized in current earnings in the period the related impairment is determined.

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. The key assumptions used to determine the recoverable amount for the Company’s CGUs, including a sensitivity analysis, are further explained in Notes 3.15 and 12.

2.3.1.2 Useful lives of property, plant and equipment and intangible assets with defined useful lives

Property, plant and equipment, including returnable bottles as they are expected to provide benefits over a period of more than one year, as well as intangible assets with defined useful lives are depreciated/amortized over their estimated useful lives. The Company bases it estimates on the experience of its technical personnel as well as based on its experience in the industry for similar assets, see Notes 3.11, 11 and 12

2.3.1.3 Post-employment and other non-current employee benefits

The Company annually evaluates the reasonableness of the assumptions used in its post-employment and other non-current employee benefit computations. Information about such assumptions is described in Note 16.

2.3.1.4 Income taxes

Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. For its Mexican subsidiaries, the Company recognizes deferred income taxes, based on its financial projections depending on whether it expects to incur the regular income tax (“ISR”) or the business flat tax (“IETU”) in the future. Additionally, the Company regularly reviews its deferred tax assets for recoverability, and records a deferred tax asset based on its judgment regarding the probability of historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences, see Note 24.

2.3.1.5 Tax, labor and legal contingencies and provisions

The Company is subject to various claims and contingencies related to tax, labor and legal proceedings as described in Note 25. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management periodically assesses the probability of loss for such contingencies and accrues a provision and/ or discloses the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a provision for the estimated loss.

2.3.1.6 Valuation of financial instruments

The Company is required to measure all derivative financial instruments at fair value.

The fair values of derivative financial instruments are determined considering quoted prices in recognized markets. If such instruments are not traded, fair value is determined by applying techniques based upon technical models supported by sufficient reliable and verifiable data, recognized in the financial sector. The Company bases its forward price curves upon market price quotations. Management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of financial instruments, see Note 20.

2.3.1.7 Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities assumed by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•

deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12, Income Taxes and IAS 19, Employee Benefits, respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Company entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2, Share- based Payment at the acquisition date, see Note 3.23; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the Company previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Company previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

For each business combination, the Company elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets.

2.3.1.8 Investments in associates

If the Company holds, directly or indirectly, 20 per cent or more of the voting power of the investee, it is presumed that it has significant influence, unless it can be clearly demonstrated that this is not the case. If the Company holds, directly or indirectly, less than 20 per cent of the voting power of the investee, it is presumed that the Company does not have significant influence, unless such influence can be clearly demonstrated. Decisions regarding the propriety of utilizing the equity method of accounting for a less than 20 per cent-owned corporate investee requires a careful evaluation of voting rights and their impact on the Company’s ability to exercise significant influence. Management considers the existence of the following circumstances, which may indicate that the Company is in a position to exercise significant influence over a less than 20 per cent-owned corporate investee:

•	representation on the board of directors or equivalent governing body of the investee;

•	participation in policy-making processes, including participation in decisions about dividends or other distributions;

•	material transactions between the Company and the investee;

•	interchange of managerial personnel; or

•	provision of essential technical information.

Management also considers the existence and effect of potential voting rights that are currently exercisable or currently convertible should also be considered when assessing whether the Company has significant influence.

In addition, the Company evaluates the indicators that provide evidence of significant influence:

•	the Company’s extent of ownership is significant relative to other shareholdings (i.e. a lack of concentration of other shareholders);

•	the Company’s significant shareholders, its parent, fellow subsidiaries, or officers of the Company, hold additional investment in the investee; and

•	the Company is a part of significant investee committees, such as the executive committee or the finance committee.

note 3. Significant Accounting Policies

3.1 Basis of consolidation

The consolidated financial statements incorporate the financial statements of Coca-Cola FEMSA and subsidiaries controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Total consolidated net income and comprehensive income of subsidiaries is attributed to the controlling interest and to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Company.

All intercompany transactions, balances, income and expenses have been eliminated in the consolidated financial statements.

Note 1 to the consolidated financial statements lists significant subsidiaries that are controlled by the Company as of December 31, 2012 and 2011.

3.1.1 Acquisitions of non-controlling interests

Acquisitions of non-controlling interests are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognized as a result. Adjustments to non-controlling interests arising from transactions that do not involve the loss of control are measured at carrying amount and reflected in equity, as part of additional paid in capital.

3.1.2 Loss of control

Upon the loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in consolidated net income. If the Company retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently it is accounted for as an equity method or as a financial asset depending on the level of influence retained.

3.2 Business combinations

Business combinations are accounted for using the acquisition method at the acquisition date, which is the date on which control is transferred to the Company. In assessing control, the Company takes into consideration potential voting rights that are currently exercisable.

The Company measures goodwill at the acquisition date as the fair value of the consideration transferred plus the fair value of any previously-held equity interest in the acquiree and the recognized amount of any non-controlling interests in the acquiree (if any), less the net recognized amount of the identifiable assets acquired and liabilities assumed. If after reassessment, the excess is negative, a bargain purchase gain is recognized in consolidated net income at the time of the acquisition.

Costs related to the acquisition, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Any contingent consideration payable is recognized at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, if after reassessment subsequent changes to the fair value of the contingent considerations are recognized in consolidated net income.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete, and discloses that its allocation is preliminary in nature. Those provisional amounts are adjusted during the measurement period (not greater than 12 months), or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognised at that date.

3.3 Foreign currencies and consolidation of foreign subsidiaries, investments in associates and joint ventures

In preparing the financial statements of each individual subsidiary, investment in associates and joint venture, transactions in currencies other than the individual entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not remeasured.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:

•

The variations in the net investment in foreign subsidiaries generated by exchange rate fluctuation are included in the cumulative translation adjustment, which is recorded in equity as part of the cumulative translation adjustment within the cumulative other comprehensive income.

•

Intercompany financing balances with foreign subsidiaries that are considered as non-current investments, since there is no plan to pay such financing in the foreseeable future. Monetary position and exchange rate fluctuation regarding this financing is included in the cumulative translation adjustment, which is recorded in equity as part of the cumulative translation adjustment within the cumulative other comprehensive income.

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks.

For incorporation into the Company’s consolidated financial statements, each foreign subsidiary, associates or joint venture’s individual financial statements are translated into Mexican pesos, as described as follows:

•

For hyperinflationary economic environments, the inflation effects of the origin country are recognized, and subsequently translated into Mexican pesos using the year-end exchange rate for the consolidated statements of financial position and consolidated income statement and comprehensive income; and

•

For non-inflationary economic environments, assets and liabilities are translated into Mexican pesos using the year-end exchange rate, equity is translated into Mexican pesos using the historical exchange rate, and the income statement and comprehensive income is translated using the exchange rate at the date of each transaction. The Company uses the average exchange rate of each month only if the exchange rate does not fluctuate significantly.

		Exchange Rates of Local Currencies Translated to Mexican Pesos
								Exchange Rate as of
		Average Exchange Rate for				December 31,		December 31,		January 1,
Country or Zone	Functional / Currency	2012		2011		2012		de 2011		2011 (1)
Mexico	Mexican peso	Ps.	1.00	Ps	1.00	Ps.	1.00	Ps.	1.00	Ps.1.00
Guatemala	Quetzal		1.68		1.59		1.65		1.79	1.54
Costa Rica	Colon		0.03		0.02		0.03		0.03	0.02
Panama	U.S. dollar		13.17		12.43		13.01		13.98	12.36
Colombia	Colombian peso		0.01		0.01		0.01		0.01	0.01
Nicaragua	Cordoba		0.56		0.55		0.54		0.61	0.56
Argentina	Argentine peso		2.90		3.01		2.65		3.25	3.11
Venezuela	Bolivar		3.06		2.89		3.03		3.25	2. 87

Brazil	Reais		6.76		7.42		6.37		7.45	7.42

(1)	December 31, 2010 exchange rates used for conversion of financial information as of the opening balance sheet on January 1, 2011.

The Company has operated under exchange controls in Venezuela since 2003 that affect its ability to remit dividends abroad or make payments other than in local currencies and that may increase the real price of raw materials purchased in local currency. In January 2010, the Venezuelan government announced a devaluation of its official exchange rate to 4.30 bolivars to one U.S. dollar.

The translation of the financial statements of the Company’s Venezuelan subsidiary is performed using the exchange rate of 4.30 Bolivars per U.S. dollar (See also Note 30).

On the disposal of a foreign operation (i.e. a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in other comprehensive income in respect of that operation attributable to the owners of the Company are recognized in the consolidated income statement.

In addition, in relation to a partial disposal of a subsidiary that does not result in the Company losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss.

Goodwill and fair value adjustments on identifiable assets and liabilities acquired arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Foreign exchange differences arising are recognized in equity as part of the cumulative translation adjustment.

The translation of assets and liabilities denominated in foreign currencies into Mexican pesos is for consolidation purposes and does not indicate that the Company could realize or settle the reported value of those assets and liabilities in Mexican pesos. Additionally, this does not indicate that the Company could return or distribute the reported Mexican peso value equity to its shareholders.

3.4 Recognition of the effects of inflation in countries with hyperinflationary economic environments

The Company recognizes the effects of inflation on the financial information of its Venezuelan subsidiary that operates in hyperinflationary economic environments (when cumulative inflation of the three preceding years is approaching, or exceeds, 100% or more in addition to other qualitative factors), which consists of:

•

Using inflation factors to restate non-monetary assets, such as inventories, property, plant and equipment, intangible assets, including related costs and expenses when such assets are consumed or depreciated.

•

Applying the appropriate inflation factors to restate capital stock, additional paid-in capital, net income, retained earnings and items of other comprehensive income by the necessary amount to maintain the purchasing power equivalent in the currency of the corresponding hyperinflationary country on the dates such capital was contributed or income was generated up to the date of these consolidated financial statements are presented; and

•	Including the monetary position gain or loss in consolidated net income.

The Company restates the financial information of its subsidiaries that operate in hyperinflationary economic environments using the consumer price index of each country.

As of December 31, 2012, 2011, and January 1, 2011, the operations of the Company are classified as follows:

Country	Cumulative Inflation 2010-2012	Type of Economy	Cumulative Inflation 2009-2011	Type of Economy	Cumulative Inflation 2008-2010	Type of Economy
Mexico	12.3%	Non-hyperinflationary	12.3%	Non-hyperinflationary	15.2%	Non-hyperinflationary
Guatemala	15.8%	Non-hyperinflationary	11.6%	Non-hyperinflationary	15.0%	Non-hyperinflationary
Costa Rica	15.9%	Non-hyperinflationary	15.3%	Non-hyperinflationary	25.4%	Non-hyperinflationary
Panama	16.7%	Non-hyperinflationary	13.7%	Non-hyperinflationary	14.1%	Non-hyperinflationary
Colombia	9.6%	Non-hyperinflationary	9.1%	Non-hyperinflationary	13.3%	Non-hyperinflationary
Nicaragua	25.7%	Non-hyperinflationary	18.6%	Non-hyperinflationary	25.4%	Non-hyperinflationary
Argentina	34.6%	Non-hyperinflationary	30.8%	Non-hyperinflationary	28.1%	Non-hyperinflationary
Venezuela	94.8%	Hyperinflationary	102.9%	Hyperinflationary	108.2%	Hyperinflationary
Brazil	19.4%	Non-hyperinflationary	17.4%	Non-hyperinflationary	17.4%	Non-hyperinflationary

While the Venezuelan economy’s cumulative inflation rate for the period 2010-2012 was less than 100%, it was approaching 100%, and qualitative factors support its continued classification as a hyper-inflationary economy.

3.5 Cash and cash equivalents

Cash is measured at nominal value and consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed rate investments, both with maturities of three months or less at the acquisition date and are recorded at acquisition cost plus interest income not yet received, which is similar to market prices.

The Company also maintains restricted cash held as collateral to meet certain contractual obligations (see Note 20). Restricted cash is presented within other current financial assets given that the restrictions are short-term in nature.

3.6 Financial assets.

Financial assets are classified into the following specified categories: “fair value through profit or loss (FVTPL)”, “held-to-maturity investments”, “available-for-sale” and “loans and receivables”. The classification depends on the nature and purpose of holding the financial assets and is determined at the time of initial recognition.

When a financial asset or financial liability is recognized initially, the Company measures it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

The Company’s financial assets include cash and cash equivalents, marketable securities, loans and receivables, derivative financial instruments and other financial assets.

3.6.1 Effective interest rate method

The effective interest rate method is a method of calculating the amortized cost of loans and receivables and other financial assets (designated as held to maturity) and of allocating interest income/expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

3.6.2 Marketable securities

Marketable securities consist of debt securities and bank deposits with maturities of more than three months at the acquisition date. Management determines the appropriate classification of investments at the time of purchase and assesses such designation as of each reporting date, see Note 6.

3.6.2.1 Available-for-sale marketable securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. Interest and dividends on investments classified as available-for-sale are included in interest income. The fair values of the investments are readily available based on quoted market prices. The exchange effects of securities available for sale are recognized in the consolidated income statement in the period in which they arise.

3.6.2.2 Held-to maturity marketable securities are those that the Company has the positive intent and ability to hold to maturity, and are carried at acquisition cost which includes any cost of purchase and premium or discount related to the investment which is amortized over the life of the investment based on its outstanding balance utilizing the effective interest method less any impairment. Interest and dividends on investments classified as held-to maturity are included in interest income. As of December 31, 2012, December 31, 2011 and January 1, 2011 there were no investments classified as held to maturity.

3.6.3 Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments that are not quoted in an active market. Loans and receivables with a relevant period (including trade and other receivables) are measured at amortized cost using the effective interest method, less any impairment.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial. For the years ended December 31, 2012 and 2011 the interest income recognized in the interest income line item within the consolidated statements of income is Ps. 58 and Ps. 40, respectively.

3.6.4 Other financial assets

Other financial assets are non current accounts receivable and derivative financial instruments. Other financial assets with a relevant period are measured at amortized cost using the effective interest method, less any impairment.

3.6.5 Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial assets that can be reliably estimated.

Evidence of impairment may include indicators as follows:

•	Significant financial difficulty of the issuer or counterparty; or

•	Default or delinquent in interest or principal payments; or

•	It becoming probable that the borrower will enter bankruptcy or financial re-organization; or

•	The disappearance of an active market for that financial asset because of financial difficulties.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance for doubtful accounts. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in consolidated net income.

3.6.6 Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the financial asset have expired, or

•

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

3.6.7 Offsetting of financial instruments

Financial assets are required to be offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Company:

•	Currently has an enforceable legal right to offset the recognized amounts, and

•	Intends to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

3.7 Derivative financial instruments

The Company is exposed to different risks related to cash flows, liquidity, market and third party credit. As a result, the Company contracts different derivative financial instruments in order to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies, and interest rate fluctuations associated with its borrowings denominated in foreign currencies and the exposure to the risk of fluctuation in the costs of certain raw materials.

The Company values and records all derivative financial instruments and hedging activities, in the consolidated statement of financial position as either an asset or liability measured at fair value, considering quoted prices in recognized markets. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable market data, recognized in the financial sector. Changes in the fair value of derivative financial instruments are recorded each year in current earnings or as a component of cumulative other comprehensive income based on the item being hedged and the effectiveness of the hedge.

3.7.1 Hedge accounting

The Company designates certain hedging instruments, which include derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

3.7.2 Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading valuation of the effective portion of derivative financial instruments. The gain or loss relating to the ineffective portion is recognized immediately in consolidated net income, and is included in the market value (gain) loss on financial instruments line item within the consolidated statements of income.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to consolidated net income in the periods when the hedged item is recognized in consolidated net income, in the same line of the consolidated statement of income as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in cumulative other comprehensive income in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in consolidated net income. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in consolidated net income.

3.8 Inventories and cost of goods sold

Inventories are measured at the lower of cost and net realizable value. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Inventories represent the acquisition or production cost which is incurred when purchasing or producing a product, and are based on the weighted average cost formula.

Cost of goods sold is based on average cost of the inventories at the time of sale. Cost of goods sold includes expenses related to the purchase of raw materials used in the production process, as well as labor costs (wages and other benefits), depreciation of production facilities, equipment and other costs, including fuel, electricity, equipment maintenance, inspection and plant transfer costs.

3.9 Other current assets

Other current assets, which will be realized within a period of less than one year from the reporting date, are comprised of prepaid assets and agreements with customers.

Prepaid assets principally consist of advances to suppliers of raw materials, advertising, promotional, leasing and insurance expenses, and are recognized as other assets at the time of the cash disbursement, and are unrecognized in the consolidated statement of financial position or consolidated income statement caption when the risks and rewards of the related goods have been transferred to the Company or services have been received, respectively.

The Company has prepaid advertising costs which consist of television and radio advertising airtime paid in advance. These expenses are generally amortized over the period based on the transmission of the television and radio spots. The related production costs are recognized in consolidated net income as incurred.

The Company has agreements with customers for the right to sell and promote the Company’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract, with amortization presented as a reduction of net sales. During the years ended December 31, 2012 and 2011, such amortization aggregated to Ps. 970 and Ps. 793, respectively. The costs of agreements with terms of less than one year recorded as a reduction in net sales when incurred.

3.10 Investments in associates and joint ventures

Investments in associates are those entities in which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but not control, over the financial and operating policies.

Investment in associate is accounted for using the equity method and initial recognition comprises the investment’s purchase price and any directly attributable expenditure necessary to acquire it.

The consolidated financial statements include the Company’s share of the consolidated net income and other comprehensive income, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until the date that significant influence ceases.

When the Company’s share of losses exceeds the carrying amount of the associate, including any non-current investments, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has a legal or constructive obligation or has made payments on behalf of the associate.

Goodwill identified at the acquisition date is presented as part of the investment in shares of the associate in the consolidated statement of financial position. Any goodwill arising on the acquisition of the Company’s interest in associate is accounted for in accordance with the Company’s accounting policy for goodwill arising in a business combination, see Note 3.2.

After application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss on its investment in its associate. For investments in shares, the Company determines at each reporting date whether there is any objective evidence that the investment in shares is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the share of the profit or loss of associates and joint ventures accounted for using the equity method in the consolidated statements of income.

3.10.1 Interest in joint ventures

The Company has interests in joint ventures whose are jointly controlled entities, whereby the venturers have a contractual arrangement that establishes joint control over the economic activities of the entity. The arrangement requires unanimous agreement for financial and operating decisions among the venturers.

The Company recognizes its interest in the joint ventures using the equity method.

The financial statements of the joint ventures are prepared for the same reporting period as the Company. Adjustments are made where necessary to bring the accounting policies in line with those of the Company.

3.11 Property, plant and equipment

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction and are presented net of accumulated depreciation and/or accumulated impairment losses, if any. The borrowing costs related to the acquisition or construction of qualifying asset is capitalized as part of the cost of that asset.

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

The estimated useful lives of the Company’s principal assets are as follows:

Years
Buildings	40 – 50
Machinery and equipment	10 – 20
Distribution equipment	7 – 15
Refrigeration equipment	5 – 7
Returnable bottles	1.5 – 4
Other equipment	3 – 10

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds (if any) and the carrying amount of the asset and is recognized in consolidated net income.

Returnable and non-returnable bottles:

The Company has two types of bottles: returnable and non-returnable.

•	Non returnable: Are recorded in consolidated net income at the time of product sale.

•

Returnable: Are classified as long-lived assets as a component of property, plant and equipment. Returnable bottles are recorded at acquisition cost; for countries with hyperinflationary economies, restated according to IAS 29. Depreciation of returnable bottles is computed using the straight-line method considering their estimated useful lives.

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

The Company’s returnable bottles in the market and for which a deposit from customers has been received are depreciated according to their estimated useful lives.

3.12 Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Borrowing costs may include:

•	interest expense;

•	finance charges in respect of finance leases; and

•	exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Interest income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in consolidated net income in the period in which they are incurred.

3.13 Intangible assets

Intangible assets are identifiable non monetary assets without physical substance and represent payments whose benefits will be received in future years. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite, in accordance with the period over which the Company expects to receive the benefits.

Intangible assets with finite useful lives are amortized and mainly consist of information technology and management system costs incurred during the development stage which are currently in use. Such amounts are capitalized and then amortized using the straight-line method over their expected useful lives. Expenses that do not fulfill the requirements for capitalization are expensed as incurred.

Amortized intangible assets, such as finite lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through its expected future cash flows.

Intangible assets with an indefinite life are not amortized and are subject to impairment tests on an annual basis as well as whenever certain circumstances indicate that the carrying amount of those intangible assets exceeds their recoverable value.

The Company’s intangible assets with an indefinite life mainly consist of rights to produce and distribute Coca-Cola trademark products in the Company’s territories. These rights are contained in agreements that are standard contracts that The Coca-Cola Company has with its bottlers.

In Mexico, the Company has eight bottler agreements for Coca-Cola FEMSA’s territories in Mexico; two expire in June 2013, two expire in May 2015 and additionally four contracts that arose from the merger with Grupo Tampico, CIMSA and Grupo Fomento Queretano, expire in September 2014, April and July 2016 and August 2013, respectively. The bottler agreement for Argentina expires in September 2014, for Brazil expires in April 2014, in Colombia in June 2014, in Venezuela in August 2016, in Guatemala in March 2015, in Costa Rica in September 2017, in Nicaragua in May 2016 and in Panama in November 2014. All of the Company’s bottler agreements are renewable for ten-year terms. These bottler agreements are automatically renewable for ten-year term, subject to the right of either party to give prior notice that it does not wish to renew the agreement. In addition, these agreements generally may be terminated in the case of material breach. Termination would prevent the Company from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on the Company’s business, financial conditions, results from operations and prospects.

3.14 Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

3.15 Impairment of non financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, or otherwise they are allocated to the smallest CGUs for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

For goodwill and other indefinite lived intangible assets, the Company tests for impairment on an annual basis and whenever certain circumstances indicate that the carrying amount of the cash generating unit might exceed its implied fair value.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in consolidated net income.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in consolidated net income. Impairment losses related to goodwill are not reversible.

As of December, 31 2012, 2011 and January 1 2011, there was no impairment recognized in non financial assets.

3.16 Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statement of financial position as a finance lease obligation. Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in consolidated net income, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred. In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Leasehold improvements, on operating leases are amortized using the straight-line method over the shorter of either the useful life of the assets or the related lease term.

3.17 Financial liabilities and equity instruments

3.17.1 Classification as debt or equity

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

3.17.2 Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

3.17.3 Financial liabilities

Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at FVTPL, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs.

The Company financial liabilities include trade and other payables, loans and borrowings, and derivative financial instruments, see Note 3.7.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

3.17.4 Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in the consolidated statements of income when the liabilities are derecognized as well as through the effective interest method amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest method. The effective interest method amortization is included in interest expense in the consolidated statements of income.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statements of income.

3.18 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

The Company recognizes a provision for a loss contingency when it is probable (i.e. the probability that the event will occur is greater than the probability that it will not) that certain effects related to past events, would materialize and can be reasonably quantified. These events and their financial impact are also disclosed as loss contingencies in the consolidated financial statements when the risk of loss is deemed to be other than remote. The Company does not recognize an asset for a gain contingency until the gain is realized, see Note 25.

Restructuring provisions are recognized only when the recognition criteria for provisions are fulfilled. The Company has a constructive obligation when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, and an appropriate timeline. Furthermore, the employees affected must have been notified of the plans main features.

3.19 Post-employment and other non-current employee benefits

Post-employment and other non-current employee benefits, which are considered to be monetary items, include obligations for pension and post-employment plans and seniority premiums, all based on actuarial calculations, using the projected unit credit method.

In Mexico and Brazil, the economic benefits and retirement pensions are granted to employees with 10 years of service and minimum age of 60 and 65, respectively. In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

For defined benefit retirement plans and other non-current employee benefits, such as the Company’s sponsored pension and retirement plans and seniority premiums, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period. All remeasurements of the Company’s defined benefit obligation such as actuarial gains and losses are recognized directly in other comprehensive income (“OCI”). The Company presents service costs within cost of goods sold administrative and selling expenses in the consolidated statements of income. The Company presents net interest cost within interest expense in the consolidated statements of income. The projected benefit obligation recognized in the consolidated statement of financial position represents the present value of the defined benefit obligation as of the end of each reporting period. Certain subsidiaries of the Company have established plan assets for the payment of pension benefits and seniority premiums through irrevocable trusts of which the employees are named as beneficiaries, which serve to increase the funded status of such plans’ related obligations.

Costs related to compensated absences, such as vacations and vacation premiums, are recognized on an accrual basis. Cost for mandatory severance benefits are recorded as incurred.

The Company recognizes a liability and expense for termination benefits at the earlier of the following dates:

a.	When it can no longer withdraw the offer of those benefits; and

b.	When it recognizes costs for a restructuring that is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and involves the payment of termination benefits.

The Company is demonstrably committed to a termination when, and only when, the entity has a detailed formal plan for the termination and is without realistic possibility of withdrawal.

A settlement occurs when an employer enters into a transaction that eliminates all further legal of constructive obligations for part or all of the benefits provided under a defined benefit plan. A curtailment arises from an isolated event such as closing of a plant, discontinuance of an operation or termination or suspension of a plan. Gains or losses on the settlement or curtailment of a defined benefit plan are recognized when the settlement or curtailment occurs.

3.20 Revenue recognition

Sales of products are recognized as revenue upon delivery to the customer, and once all the following conditions are satisfied:

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the Company; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

All of the above conditions are typically met at the point in time that goods are delivered to the customer at the customers’ facilities. Net sales reflect units delivered at list prices reduced by promotional allowances, discounts and the amortization of the agreements with customers to obtain the rights to sell and promote the Company’s products.

During 2007 and 2008, the Company sold certain of its private label brands to The Coca-Cola Company. Because the Company has significant continuing involvement with these brands, proceeds received from The Coca-Cola Company were initially deferred and are being amortized against the related costs of future product sales over the estimated period of such sales. The balance of unearned revenues as of December 31, 2012 and 2011 and as of January 1, 2011 amounted to Ps. 98, Ps. 302 and Ps. 547, respectively. As of December 31, 2012 and 2011 and as of January 1, 2011, the current portions of such amounts presented within other current liabilities, amounted to Ps. 61, Ps. 197 and Ps. 276 at, respectively.

Rendering of services and other

Revenue arising from services of sales of waste material and packing of raw materials are recognized in the other operating income caption in the consolidated income statement.

The Company recognized these transactions as revenues in accordance with the requirements established in the IAS 18, delivery of goods and rendering of services, which are:

a) The amount of revenue can be measured reliably;

b) It is probable that the economic benefits associated with the transaction will flow to the entity;

c) The stage of completion of the transaction at the end of the reporting period can be measured reliably; and d) The costs incurred for the transaction and the costs to complete the transaction can be measured reliably. Interest income

Revenue arising from the use by others of entity assets yielding interest is recognized once all the following conditions are satisfied:

•	It is probable that the economic benefits associated with the transaction will flow to the entity; and

•	The amount of the revenue can be measured reliably.

For all financial instruments measured at amortized cost and interest bearing financial assets classified as available-for- sale, interest income or expense is recorded using the effective interest rate (“EIR”), which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. The related Interest income is included in the consolidated statements of income.

3.21 Administrative and selling expenses

Administrative expenses include labor costs (salaries and other benefits, including employee profit sharing (“PTU”) of employees not directly involved in the sale of the Company’s products, as well as professional service fees, the depreciation of office facilities, amortization of capitalized information technology system implementation costs and any other similar costs.

Selling expenses include:

•

Distribution: labor costs (salaries and other related benefits), outbound freight costs, warehousing costs of finished products, write off of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2012 and 2011, these distribution costs amounted to Ps. 16,839 and Ps. 14,967, respectively;

•	Sales: labor costs (salaries and other benefits including PTU) and sales commissions paid to sales personnel;

•	Marketing: labor costs (salaries and other benefits), promotional expenses and advertising costs.

PTU is paid by the Company’s Mexican and Venezuelan subsidiaries to its eligible employees. In Mexico, employee profit sharing is computed at the rate of 10% of the individual company taxable income, except for considering cumulative dividends received from resident legal persons in Mexico, depreciation of historical rather restated values, foreign exchange gains and losses, which are not included until the asset is disposed of or the liability is due and other effects of inflation are also excluded. In Venezuela, employee profit sharing is computed at a rate equivalent to 15% of after tax income, and it is no more than four months of salary.

3.22 Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes are charged to consolidated net income as they are incurred, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

3.22.1 Current income taxes

Income taxes are recorded in the results of the year they are incurred.

3.22.2 Deferred income taxes

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized and if any, future benefits from tax loss carry forwards and certain tax credits. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred income taxes are classified as a non-current asset or liability, regardless of when the temporary differences are expected to reverse.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

3.23 Share-based payments transactions

Senior executives of the Company receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments. The equity instruments are granted and then held by a trust controlled by FEMSA. They are accounted for as equity settled transactions. The award of equity instruments is granted to a fixed value.

Share-based payments to employees are measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the share-based payments is expensed and recognized based on the graded vesting method over the vesting period.

3.24 Earnings per share

The Company presents basic earnings per share (EPS) data for its shares. The Company does not have potentially dilutive shares and therefore its basic earnings per share is equivalent to its diluted earnings per share. Basic EPS is calculated by dividing the net income attributable to controlling interest by the weighted average number of shares outstanding during the period adjusted for the weighted average of own shares purchased in the year.

3.25 Issuance of-stock

The Company recognizes the issuance of own stock as an equity transaction. The difference between the book value of the shares issued and the amount contributed by the non-controlling interest holder or third party is recorded as additional paid-in capital.

note 4. Mergers, Acquisitions and Disposals

4.1 Mergers and Acquisitions

The Company made certain business mergers and acquisitions that were recorded using the acquisition method of accounting. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the business, as disclosed below. Therefore, the consolidated statements of income and the consolidated statements of financial position in the years of such acquisitions are not comparable with previous periods. The consolidated statements of cash flows for the years ended December 31, 2012 and 2011 show the merged and acquired operations net of the cash related to those mergers and acquisitions.

4.1.1 Merger with Grupo Fomento Queretano

On May 4, 2012, Coca-Cola FEMSA completed the merger of 100% of Grupo Fomento Queretano, S.A.P.I. (“Grupo Fomento Queretano”) a bottler of Coca-Cola trademark products in the state of Queretaro, Mexico. This acquisition was made so as to reinforce Coca-Cola FEMSA’s leadership position in Mexico and Latin America. The transaction involved the issuance of 45,090,375 shares of previously unissued Coca-Cola FEMSA L shares, along with the cash payment prior to closing of Ps. 1,221, in exchange for 100% share ownership of Grupo Fomento Queretano, which was accomplished through a merger. The total purchase price was Ps. 7,496 based on a share price of Ps. 139.22 per share on May 4, 2012. Transaction related costs of Ps. 12 were expensed by Coca-Cola FEMSA as incurred, and recorded as a component of administrative expenses in the accompanying consolidated statements of income. Grupo Fomento Queretano was included in operating results from May 2012.

The fair value of the Grupo Fomento Queretano’s net assets acquired is as follows:	2012
Total current assets, including cash acquired of Ps. 107	Ps.	445
Total non-current assets		2,123
Distribution rights		2,921

Total assets		5,489
Total liabilities		(598)

Net assets acquired		4,891

Goodwill		2,605

Total consideration transferred	Ps.	7,496

The Company expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to Coca-Cola FEMSA’s cash generating unit in Mexico.

Selected income statement information of Grupo Fomento Queretano for the period from May to December 31, 2012 is as follows:

Statement of income	2012
Total revenues	Ps.	2,293
Income before taxes		245
Net income		186

4.1.2 Acquisition of Grupo CIMSA

On December 9, 2011, Coca-Cola FEMSA completed the acquisition of 100% of Corporación de los Angeles, S.A. de C.V. (“Grupo CIMSA”), a bottler of Coca-Cola trademark products, which operates mainly in the states of Morelos and Mexico, as well as in parts of the states of Guerrero and Michoacan, Mexico. This acquisition was also made so as to reinforce the Coca-Cola FEMSA’s leadership position in Mexico and Latin America. The transaction involved the issuance of 75,423,728 shares of previously unissued Coca-Cola FEMSA L shares along with the cash payment prior to closing of Ps. 2,100 in exchange for 100% share ownership of Grupo CIMSA, which was accomplished through a merger. The total purchase price was Ps. 11,117 based on a share price of Ps. 119.55 per share on December 9, 2011. Transaction related costs of Ps. 24 were expensed by Coca-Cola FEMSA as incurred, and recorded as a component of administrative expenses in the accompanying consolidated statements of income. Grupo CIMSA was included in operating results from December 2011.

The fair value of Grupo CIMSA’s net assets acquired is as follows:

	2011 Preliminary		Fair Value Adjustments		2011 Final
Total current assets, including cash acquired of Ps. 188	Ps.	737	Ps.	(134)	Ps.	603
Total non-current assets		2,802		253		3,055
Distribution rights		6,228		(42)		6,186

Total assets		9,767		77		9,844
Total liabilities		(586)		28		(558)

Net assets acquired		9,181		105		9,286

Goodwill		1,936		(105)		1,831

Total consideration transferred	Ps.	11,117	Ps.	—	Ps.	11,117

The Company expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to Coca-Cola FEMSA’s cash generating unit in Mexico.

Selected statement of income information of Grupo CIMSA for the period from December to December 31, 2011 is as follows:

	2011
Total revenues	Ps.	429
Income before taxes		32
Net income		23

4.1.3 Acquisition of Grupo Tampico

On October 10, 2011, Coca-Cola FEMSA completed the acquisition of 100% of Administradora de Acciones del Noreste, S.A. de C.V. (“Grupo Tampico”) a bottler of Coca-Cola trademark products in the states of Tamaulipas, San Luis Potosí and Veracruz; as well as in parts of the states of Hidalgo, Puebla and Queretaro. This acquisition was made so as to reinforce Coca-Cola FEMSA’s leadership position in Mexico and Latin America. The transaction involved the issuance of 63,500,000 shares of previously unissued Coca-Cola FEMSA L shares along with the cash payment prior to closing of Ps. 2,436, in exchange for 100% share ownership of Grupo Tampico, which was accomplished through a merger. The total purchase price was Ps. 10,264 based on a share price of Ps. 123.27 per share on October 10, 2011. Transaction related costs of Ps. 20 were expensed by Coca-Cola FEMSA as incurred, and recorded as a component of administrative expenses in the accompanying consolidated statements of income. Grupo Tampico was included in operating results from October 2011.

The fair value of the Grupo Tampico’s net assets acquired is as follows:

	2011 Preliminary		Fair Value Adjustments		2011 Final
Total current assets, including cash acquired of Ps. 22	Ps.	461	Ps.	—	Ps.	461
Total non-current assets		2,529		(17)		2,512
Distribution rights		5,499		—		5,499

Total assets		8,489		(17)		8,472
Total liabilities		(804)		60		(744)

Net assets acquired		7,685		43		7,728

Goodwill		2,579		(43)		2,536

Total consideration transferred	Ps.	10,264	Ps.	—	Ps.	10,264

The Company expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to Coca-Cola FEMSA’s cash generating unit in Mexico.

Selected statement of income information of Grupo Tampico for the period from October to December 31, 2011 is as follows:

Statement of income	2011
Total revenues	Ps.	1,056
Income before taxes		43
Net income		31

Unaudited Pro Forma Financial Data.

The following unaudited consolidated pro forma financial data represent the Company’s historical financial statements, adjusted to give effect to (i) the acquisition of Grupo Fomento Queretano, CIMSA and Grupo Tampico, mentioned in the preceding paragraphs; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired companies.

Below are pro-forma 2012 results as if Grupo Formento Queretano was acquired on January 1, 2012.

	Grupo Fomento Queretano unaudited pro forma consolidated financial data for the period January 1 - December 31, 2012
Total revenues	Ps.	148,727
Income before taxes		20,080
Net income		13,951
Earnings per share		6.64

Below are pro-forma results as if Grupo Tampico and Grupo CIMSA were acquired on January 1, 2011. The second table does not include any pro-forma results for the 2012 Grupo Fomento Queretano acquisition.

	Grupo Tampico and CIMSA unaudited pro forma consolidated financial data for the period January 1-December 31, 2011
Total revenues	Ps.	132,552
Income before taxes		17,866
Net income		12,019
Earnings per share		6.15

note 5. Cash and Cash Equivalents

For the purposes of the statement of cash flows, cash includes cash on hand and in banks and cash equivalents, which are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, with a maturity date of less than three months at their acquisition date. Cash at the end of the reporting period as shown in the consolidated statement of cash flows can be reconciled to the related items in the consolidated statements of financial position as follows:

	December 31, 2012		December 31, 2011		January 1, 2011
Cash and bank balances	Ps.	5,520	Ps.	3,394	Ps.	2,341
Cash equivalents (see Notes 3.5 and 3.6)		17,702		8,449		9,801

	Ps.	23,222	Ps.	11,843	Ps.	12,142

note 6. Marketable Securities

As of December 31, 2012 and 2011, and January 1, 2011, the marketable securities are classified as available-for-sale. The detail is as follows:

Debt Securities (1)	December 31, 2012		December 31, 2011		January 1, 2011
Acquisition cost	Ps.	10	Ps.	326	Ps.	—
Unrealized gain recognized in other comprehensive income		2		4		—

Total marketable securities at fair value	Ps.	12	Ps.	330	Ps.	—

(1)	Denominated in U.S. dollars as of December 31, 2012 and 2011.

For the years ended December 31, 2012 and 2011, the effect of the marketable securities in the consolidated income statements under the interest income caption is Ps. 4 and Ps. 34 for the years ended as of December 31, 2012 and 2011.

note 7. Accounts Receivable

	December 31, 2012		December 31, 2011		January 1, 2011
Trade receivables	Ps.	6,361	Ps.	6,533	Ps.	4,616
Current trade customer notes receivable		377		74		232
The Coca-Cola Company (related party) (Note 14)		1,835		1,157		1,030
Loans to employees		172		145		110
Travel advances to employees		18		26		24
FEMSA and subsidiaries (related parties) (Note 14)		379		314		161
Other related parties (Note 14)		181		209		134
Other		335		472		279
Allowance for doubtful accounts on trade receivables		(329)		(298)		(223)

	Ps.	9,329	Ps.	8,632	Ps.	6,363

7.1 Trade receivables

Accounts receivable representing rights arising from sales and loans to employees or any other similar concept, are presented net of discounts and the allowance for doubtful accounts.

Coca-Cola FEMSA has accounts receivable from The Coca-Cola Company arising from the latter’s participation in advertising and promotional programs and investment in refrigeration equipment and returnable bottles made by Coca-Cola FEMSA.

The carrying value of accounts receivable approximates its fair value as of December 31, 2012 and 2011 and as of January 1, 2011.

Aging of past due but not impaired	December 31, 2012		December 31, 2011		January 1, 2011
60-90 days	Ps.	174	Ps.	18	Ps.	33
90-120 days		46		32		22
120 + days		7		1		25

Total	Ps.	227	Ps.	51	Ps.	80

7.2 Movement in the allowance for doubtful accounts

	December 31, 2012		December 31, 2011		January 1 2011
Opening balance	Ps.	298	Ps.	223	Ps.	215
Allowance for the year		280		126		113
Charges and write-offs of uncollectible accounts		(221)		(83)		(95)
Restatement of beginning balance in hyperinflationary economies		(28)		32		(10)

Ending balance	Ps.	329	Ps.	298	Ps.	223

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the customer base being large and unrelated.

Aging of impaired trade receivables	December 31, 2012		December 31, 2011		January 1, 2011
60-90 days	Ps.	2	Ps.	33	Ps.	9
90-120 days		10		31		17
120+ days		317		234		197

Total	Ps.	329	Ps.	298	Ps.	223

7.3 Payments from The Coca-Cola Company:

The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Company’s refrigeration equipment and returnable bottles investment program. Contributions received by the Company for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the investment in refrigeration equipment and returnable bottles items. For the years ended December 31, 2012 and 2011 contributions received were Ps. 3,018 and Ps. 2,595, respectively.

note 8. Inventories

	December 31, 2012		December 31, 2011		January 1, 2011
Finished products	Ps.	2,302	Ps.	2,453	Ps.	1,627
Raw materials		3,911		2,840		2,032
Non strategic spare parts		802		626		596
Inventories in transit		1,014		1,428		422
Packing materials		59		153		128
Other		15		49		202

	Ps.	8,103	Ps.	7,549	Ps.	5,007

As of December 31, 2012 and 2011 and January 1, 2011, the Company recognized write-downs of its inventories for Ps. 95, Ps. 106 and Ps. 105 to net realizable value for any periods presented in these consolidated financial statements.

note 9. Other Current Assets

	December 31, 2012		December 31, 2011		January 1, 2011
Prepaid expenses	Ps.	906	Ps.	1,086	Ps.	528
Agreements with customers		128		194		90
Other		1		42		203

	Ps.	1,035	Ps.	1,322	Ps.	821

Prepaid expenses as of December 31, 2012 and 2011 and as of January 1, 2011 are as follows:

	December 31, 2012		December 31, 2011		January 1, 2011
Advances for inventories	Ps.	47	Ps.	465	Ps.	124
Advertising and promotional expenses paid in advance		284		209		200
Advances to service suppliers		289		220		147
Prepaid insurance		57		47		20
Others		229		145		37

	Ps.	906	Ps.	1,086	Ps.	528

Amortization of advertising and deferred promotional expenses recorded in the consolidated statements of income for the years ended December 31, 2012 and 2011 amounted to Ps. 3,681 and Ps. 4,121 respectively.

note 10. Investments in Associates and Joint Ventures

Details of the investments accounted for under the equity method at the end of the reporting period are as follows:

	Ownership Percentage					Carrying Amount
Investee	Principal Activity	Place of Incorporation	December 31 2012	December 31 2011	January 1 2011	December 31 2012		December 31 2011		January 1 2011

Compañía Panameña de Bebidas S.A.P.I. S.A. de C.V. (1) (4)	Holding	Panama	50.0%	50.0%	—	Ps	756	Ps.	703	Ps.	—

Dispensadoras de Café, S.A.P.I. de C.V. (1) (4)	Services	Mexico	50.0%	50.0%	—		167		161		—
Estancia Hidromineral Itabirito, LTDA (1) (4)	Bottling and distribution	Brazil	50.0%	50.0%	50.0%		147		142		87

Jugos del Valle S.A.P.I de C.V. (1) (2)	Beverages	Mexico	25.1%	24.0%	19.8%		1,351		819		603

Holdfab2 Partiçipações Societárias, LTDA (“Holdfab2”) (1)	Beverages	Brazil	27.7%	27.7%	27.7%		205		262		300

SABB – Sistema de Alimentos e Bebidas Do Brasil LTDA (formerly Sucos del Valle do Brasil LTDA) (1) (2) (3)	Beverages	Brazil	19.7%	19.7%	19.9%		902		931		—

Sucos del Valle Do Brasil LTDA (3)	Beverages	Brazil	—	—	19.9%		—		—		340

Mais Industria de Alimentos LTDA (3)	Beverages	Brazil	—	—	19.9%		—		—		474

Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1) (2)	Canned	Mexico	27.9%	19.2%	13.5%		141		100		67

Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”) (1)	Recycling	Mexico	35.0%	35.0%	35.0%		74		70		69

Promotora Industrial Azucarera, S.A. de C.V. (1) (2)	Sugar production	Mexico	26.1%	13.2%	—		1,447		281		—

KSP Participacoes LTDA (1)	Beverages	Brazil	38.7%	38.7%	38.7%		93		102		93
Other Coca-Cola FEMSA:	Various	Various	Various	Various	Various		69		85		75

						Ps.	5,352	Ps.	3,656	Ps.	2,108

Accounting method:

(1)	Equity method.
(2)	The Company has significant influence due to the fact that it has representation on the board of directors and participates in the operating and financial decisions of the investee.
(3)

During June 2011, a reorganization of the Coca-Cola FEMSA Brazilian investments occurred by way of a merger of the companies Sucos del Valle Do Brasil, LTDA and Mais Industria de Alimentos, LTDA giving rise to a new company with the name of Sistema de Alimentos e Bebidas do Brasil, LTDA.

(4)	The Company has joint control over this entity’s operating and financial policies.

As mentioned in Note 4, on May 4, 2012 and December 9, 2011, Coca-Cola FEMSA completed the acquisition of 100% of Grupo FOQUE and Grupo CIMSA. As part of the acquisition of Grupo FOQUE and Grupo CIMSA, the Company also acquired a 26.1% equity interest in Promotora Industrial Azucarera, S.A de C.V.

During 2012 the Company made capital contributions to Jugos del Valle, S.A.P.I. de C.V. for Ps. 469. The funds were mainly used by Jugos del Valle to acquire Santa Clara (a non-carbonated beverage Company).

On March 28, 2011 Coca-Cola FEMSA made an initial investment followed by subsequent increases in the investment for Ps. 620 together with The Coca-Cola Company in Compañía Panameña de Bebidas, S.A.P.I. de C.V. (Grupo Estrella Azul), a Panamanian conglomerate in the dairy and juice-based beverage categories business in Panama. The investment of Coca-Cola FEMSA represents 50% of the equity ownership interests.

Summarized financial information in respect of the significant Company’s associates and joint ventures accounted for under the equity method is set out below.

	December 31, 2012		December 31, 2011		January 1, 2011
Total current assets	Ps.	8,569	Ps.	8,129	Ps.	7,164
Total non-current assets		14,639		12,941		8,649
Total current liabilities		5,340		5,429		2,306
Total non-current liabilities		2,457		2,208		1,433
Total revenue		18,796		18,183
Total cost and expenses		17,776		16,987
Net income		781		1,046

note 11. Property, Plant and Equipment, net

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2011	Ps.	2,492	Ps.	8,337	Ps.	22,957	Ps.	8,979	Ps.	2,930	Ps.	2,298	Ps.	459	Ps.	613	Ps.	49,065
Additions		1		131		1,188		1,103		1,236		3,510		5		104		7,278
Additions from business combinations		597		1,103		2,309		314		183		202		—		—		4,708
Transfer of completed projects in progress		23		271		1,829		421		521		(3,113)		49		(1)		—
Transfer to/(from) assets classified as held for sale		111		144		(14)		—		—		—		—		(67)		174
Disposals		(52)		(4)		(1,939)		(325)		(901)		5		(98)		(160)		(3,474)
Effects of changes in foreign exchange rates		141		408		1,147		536		143		76		10		81		2,542
Changes in value on the recognition of inflation effects		91		497		1,150		268		3		50		—		11		2,070
Capitalization of borrowing costs		—		—		17		—		—		—		—		—		17

Cost as of December 31, 2011	Ps.	3,404	Ps.	10,887	Ps.	28,644	Ps.	11,296	Ps.	4,115	Ps.	3,028	Ps.	425	Ps.	581	Ps.	62,380

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2012	Ps.	3,404		Ps10,887	Ps.	28,644	Ps.	11,296	Ps	4,115	Ps.	3,028	Ps.	425	Ps.	581	Ps.	62,380
Additions		97		214		2,262		1,544		1,434		3,838		166		186		9,741
Additions from business combinations		206		390		486		84		18		—		—		—		1,184
Charges in fair value of past acquisitions		57		312		(462)		(39)		(77)		—		(1)		—		(210)
Transfer of completed projects in progress		137		210		1,106		901		765		(3,125)		6		—		—

Transfer to assets classified as held for sale		—		—		(27)		—		—		—		—		—		(27)
Disposals		(16)		(99)		(847)		(591)		(324)		(14)		(1)		(69)		(1,961)
Effects of changes in foreign exchange rates		(107)		(485)		(1,475)		(451)		(134)		(28)		(58)		(41)		(2,779)
Changes in value on the recognition of inflation effects		85		471		1,138		275		17		(31)		—		83		2,038
Capitalization of borrowing costs		—		—		16		—		—		—		—		—		16

Cost as of December 31, 2012	Ps.	3,863	Ps.	11,900	Ps.	30,841	Ps.	13,019	Ps	5,814	Ps.	3,668	Ps.	537	Ps.	740	Ps.	70,382

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated depreciation as of January 1, 2011	Ps.	—	Ps.	(2,762)	Ps.	(11,923)	Ps.	(5,068)	Ps.	(478)	Ps.	—	Ps.	(190)	Ps.	(174)	Ps.	(20,595)
Depreciation for the year				(233)		(1,670)		(1,033)		(853)				(14)		(47)		(3,850)
Transfer (to)/from assets classified as held for sale		—		(41)		(3)		—		—		——		—		—		(44)
Disposals						1,741		154		335				89		67		2,386
Effects of changes in foreign exchange rates		—		(169)		(512)		(270)		(35)		—		—		(29)		(1,015)
Changes in value on the recognition of inflation effects		—		(280)		(653)		(202)		—		—		—		(25)		(1,160)

Accumulated depreciation as of December 31, 2011	Ps.	—	Ps.	(3,485)	Ps.	(13,020)	Ps.	(6,419)	Ps.	(1,031)	Ps.	—	Ps.	(115)	Ps.	(208)	Ps.	(24,278)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated depreciation as of January 1, 2012	Ps.	—	Ps.	(3,485)	Ps.	(13,020)	Ps.	(6,419)	Ps.	(1,031)	Ps.	—	Ps.	(115)	Ps.	(208)	Ps.	(24,278)
Depreciation for the year		—		(252)		(2,279)		(1,301)		(1,149)		—		(25)		(72)		(5,078)
Transfer (to)/from assets classified as held for sale		—		—		12		—		—		—		—		(26)		(14)
Disposals		—		138		520		492		200		—		7		1		1,358
Effects of changes in foreign exchange rates		—		200		754		303		(5)		—		68		(5)		1,315
Changes in value on the recognition of inflation effects		—		(288)		(672)		(200)		(3)		—		—		(5)		(1,168)

Accumulated depreciation as of December 31, 2012	Ps.	—	Ps.	(3,687)	Ps.	(14,685)	Ps.	(7,125)	Ps.	(1,988)	Ps.	—	Ps.	(65)	Ps.	(315)	Ps.	(27,865)

Carrying Amount	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
As of January 1, 2011	Ps.	2,492	Ps.	5,575	Ps.	11,034	Ps.	3,911	Ps.	2,452	Ps.	2,298	Ps.	269	Ps.	439	Ps.	28,470
As of December 31, 2011		3,404		7,402		15,624		4,877		3,084		3,028		310		373		38,102

As of December 31, 2012	Ps.	3,863	Ps.	8,213	Ps.	16,156	Ps.	5,894	Ps.	3,826	Ps.	3,668	Ps.	472	Ps.	425	Ps.	42,517

During the years ended December 31, 2012 and 2011 the Company capitalized Ps. 16 and Ps. 17, respectively of borrowing costs in relation to Ps. 196 and Ps. 256 in qualifying assets. The rates used to determine the amount of borrowing costs eligible for capitalization were 4.3% and 5.8% effective.

For the years ended December 31, 2012 and 2011 interest expenses and net foreign exchange losses (gains) are analyzed as follows:

	2012	2011
Interest expense and foreign exchange losses (gains)	Ps.1,284	Ps.1,313
Amount capitalized (1)	38	185

Net amount in consolidated statements of income	Ps.1,246	Ps.1,128

(1)	Amount capitalized in property, plant and equipment and amortized intangible assets.

Commitments related to acquisitions of property, plant and equipment are disclosed in Note 25.

note 12. Intangible Assets

	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Other Indefinite Lived Intangible Assets		Technology Costs and Management Systems		Development Systems		Other Amortizables		Total
Cost
Balance as of January 1, 2011	Ps.	41,173	Ps.	—	Ps.	11	Ps.	1,152	Ps.	1,389	Ps.	87	Ps.	43,812
Purchases		—		—		85		196		300		48		629
Acquisition from business combinations		11,878		4,515		—		66		3		—		16,462
Transfer of completed development systems		—		—		—		261		(261)		—		—
Effect of movements in exchange rates		1,072		—		—		30		—		7		1,109
Changes in value on the recognition of inflation effect		815		—		—		—		—		—		815
Capitalization of borrowing cost		—		—		—		168		—		—		168

Balance as of December 31, 2011		54,938		4,515		96		1,873		1,431		142		62,995

Purchases		—		—		6		34		90		105		235
Acquisition from business combinations		2,973		2,605		—		—		—		—		5,578
Changes in fair value of past acquisitions		(42)		(148)		—		—		—		—		(190)
Internally development		—		—		—		—		38		—		38
Transfer of completed development systems		—		—		—		559		(559)		—		—
Effect of movements in exchange rates		(478)		—		—		(97)		(3)		(3)		(581)
Changes in value on the recognition of inflation effects		(121)		—		—		—		—		—		(121)
Capitalization of borrowing costs		—		—		—		—		22		—		22

Balance as of December 31, 2012	Ps.	57,270	Ps.	6,972	Ps.	102	Ps.	2,369	Ps.	1,019	Ps.	244	Ps.	67,976

Amortization expense
Balance as of January 1, 2011	Ps.	—	Ps.	—	Ps.	—	Ps.	(588)	Ps.	—	Ps.	(3)	Ps.	(591)
Amortization expense		—		—		—		(187)		—		(41)		(228)
Disposals		—		—		—		2		—		—		2
Effect of movements in exchange rates		—		—		—		(15)		—		—		(15)

Balance as of December 31, 2011		—		—		—		(788)		—		(44)		(832)

Amortization expense		—		—		—		(158)		—		(60)		(218)
Disposals		—		—		—		25		—		—		25
Effect of movements in exchange rates		—		—		—		65		—		(3)		62

Balance as of December 31, 2012	Ps.	—	Ps.	—	Ps.	—	Ps.	(856)	Ps.	—	Ps.	(107)	Ps.	(963)

Balance as of January 1, 2011	Ps.	41,173	Ps.	—	Ps.	11	Ps.	564	Ps.	1,389	Ps.	84	Ps.	43,221

Balance as of December 31, 2011		54,938		4,515		96		1,085		1,431		98		62,163

Balance as of December 31, 2012	Ps.	57,270	Ps.	6,972	Ps.	102	Ps.	1,513	Ps.	1,019	Ps.	137	Ps.	67,013

During the years ended December 31, 2012 and 2011 the Company capitalized Ps. 22 and Ps. 168, respectively of borrowing costs in relation to Ps. 674 and Ps. 1,761 in qualifying assets. The effective rates used to determine the amount of borrowing costs eligible for capitalization were 4.3% and 5.8%.

For the year ended in December 31, 2012, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 1, Ps. 56 and Ps. 161, respectively.

For the year ended in December 31, 2011, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 3, Ps. 59 and Ps. 166, respectively.

The Company´s intangible assets such as technology costs and management systems are subject to amortization until 2023.

Impairment Tests for Cash-Generating Units Containing Goodwill and Distribution Rights

For the purpose of impairment testing, goodwill and distribution rights are allocated and monitored on an individual country basis, which is considered to be the CGU.

The aggregate carrying amounts of goodwill and distribution rights allocated to each CGU are as follows:

In millions of Ps.

	2012		2011
Mexico	Ps.	47,492	Ps.	42,099
Guatemala		299		325
Nicaragua		407		459
Costa Rica		1,114		1,201
Panama		781		839
Colombia		6,387		6,240
Venezuela		3,236		2,941
Brazil		4,416		5,169
Argentina		110		180

Total	Ps.	64,242	Ps.	59,453

Goodwill and distribution rights are tested for impairments annually. The recoverable amounts of the CGUs are based on value-in-use calculations. Value in use was determined by discounting the future cash flows generated from the continuing use of the CGU.

The key assumptions used for the value-in-use calculations are as follows:

•

Cash flows were projected based on actual operating results and the five-year business plan. Cash flows for a further five-year were forecasted maintaining the same stable growth and margins per country of the last year base. The Company believes that this forecasted period is justified due to the non-current nature of the business and past experiences.

•	Cash flows after the first ten-year period were extrapolated using a perpetual growth rate equal to the expected annual population growth, in order to calculate the terminal recoverable amount.

•

A per CGU-specific Weighted Average Cost of Capital (“WACC”) was applied as a hurdle rate to discount cash flows to get the recoverable amount of the units; the calculation assumes, size premium adjusting.

The key assumptions by CGU for impairment test are as follows:

CGU	WACC Real	Expected Annual Long-Term Inflation 2013-2023	Expected Volume Growth Rates 2013-2023
Mexico	5.5%	3.6%	2.8%
Colombia	5.8%	3.0%	6.1%
Venezuela	11.3%	25.8%	2.8%
Costa Rica	7.7%	5.7%	2.8%
Guatemala	8.1%	5.3%	4.0%
Nicaragua	9.5%	6.6%	5.1%
Panama	7.7%	4.6%	3.6%
Argentina	10.7%	10.0%	4.2%
Brazil	5.5%	5.8%	3.8%

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). The Company consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

Sensitivity to Changes in Assumptions

The Company performed an additional impairment sensitivity calculation, taking into account an adverse change of a 100 basis point in the key assumptions noted above, and concluded that no impairment would be recorded.

CGU	Change in WACC	Change in Volume Growth CAGR (1)	Effect on Valuation
Mexico	+1.0%	–1.0%	Passes by 3.4x
Colombia	+1.0%	–1.0%	Passes by 6.2x
Venezuela	+1.0%	–1.0%	Passes by 8.1x
Costa Rica	+1.0%	–1.0%	Passes by 3.2x
Guatemala	+1.0%	–1.0%	Passes by 7.0x
Nicaragua	+1.0%	–1.0%	Passes by 4.4x
Panama	+1.0%	–1.0%	Passes by 7.5x
Argentina	+1.0%	–1.0%	Passes by 103x
Brazil	+1.0%	–1.0%	Passes by 12.6x

(1)	Compound Annual Growth Rate (CAGR)

note 13. Other Assets

	December 31, 2012		December 31, 2011		January 1, 2011
Agreement with customers, net	Ps.	278	Ps.	256	Ps.	186
Non-current prepaid advertising expenses		78		113		125
Guarantee deposits (1)		947		942		892
Prepaid bonuses		117		97		84
Advances in acquisitions of property, plant and equipment		716		296		226
Share based payments		306		226		208
Other		381		374		233

	Ps.	2,823	Ps.	2,304	Ps.	1,954

(1)	As is customary in Brazil, the Company has been required by authorities to collaterize tax, legal and labor contingencies by guarantee deposits.

note 14. Balances and Transactions with Related Parties and Affiliated Companies

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this Note.

The consolidated statements of financial positions and consolidated statements of income include the following balances and transactions with related parties and affiliated companies:

	December 31, 2012		December 31, 2011		January 1, 2011
Balances:
Assets (current included in accounts receivable)
Due from FEMSA and Subsidiaries (see Note 7) (1) (4)	Ps.	379	Ps.	314	Ps.	161
Due from The Coca-Cola Company (see Note 7) (1) (4)		1,835		1,157		1,030
Due from Heineken Company (1)		141		192		116
Other receivables (1)		40		17		18
Assets (non-current included in other non-current financial assets)
Compañía Panameña de Bebidas, S.A.P.I. S.A. de C.V. (5)		828		825		—

	Ps.	3,223	Ps.	2,505	Ps.	1,325

Liabilities (included in suppliers and other liabilities and loans)	December 31, 2012		December 31, 2011		January 1, 2011
Liabilities (current liabilities)
Due to FEMSA and Subsidiaries (see Note 7.3) (3) (4)	Ps.	1,057	Ps.	753	Ps.	603
Due to The Coca-Cola Company (3) (4)		4,088		2,853		1,911
Due to Heineken Company (3)		235		204		190
Banco Nacional de México, S.A. (2) (6)		—		—		500
Grupo Tampico (6)		7		8		—
Compañía Panameña de Bebidas, S.A.P.I. S.A. de C.V. (5)		—		16		—
Other payables (3)		429		500		198
Liabilities (non-current liabilities)
BBVA Bancomer, S.A. (2) (6)		981		970		961

	Ps.	6,797	Ps.	5,304	Ps.	4,363

(1)	Presented within accounts receivable.
(2)	Recorded within bank loans.
(3)	Recorded within accounts payable.
(4)	Holding
(5)	Joint venture
(6)	Key personal management

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2012 and 2011, there was no expense resulting from the uncollectibility of balances due from related parties.

Details of transactions between the Company and other related parties are disclosed as follows:

Transactions	2012		2011
Income:
Sales to affiliated parties	Ps.	5,111	Ps.	2,186
Interest income received from Compañía Panameña de Bebidas, S.A.P.I. S.A. de C.V.		58		40
Expenses:
Purchases and other revenue of FEMSA		4,484		3,652
Purchases of concentrate from The Coca-Cola Company		23,886		20,882
Purchases of raw material, beer and operating expenses from Heineken		2,598		3,343
Advertisement expense paid to The Coca-Cola Company		1,052		872
Interest expense and fees paid to BBVA Bancomer, S.A. de C.V. (1)		51		51
Purchases from Jugos del Valle		1,577		1,248
Purchase of sugar from Beta San Miguel		1,439		1,398
Purchase of sugar, cans and aluminum lids from Promotora Mexicana de Embotelladores, S.A. de C.V.		711		701
Purchase of canned products from IEQSA		483		262
Purchases of raw material and operating expenses from afiliated companies of Grupo Tampico		—		175
Interest expense paid to Grupo Financiero Banamex, S.A. de C.V. (1)		—		6
Purchase of plastic bottles from Embotelladora del Atlantico, S.A. (formerly Complejo Industrial Pet, S.A.)		99		56
Purchases of juice and milk powder from Compañía Panameña de Bebidas, S.A.P.I. S.A. de C.V.		—		60
Donations to Instituto Tecnologico y de Estudios Superiores de Monterrey, A.C. (1)		68		37
Interest expense paid to The Coca-Cola Company		24		7
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B. (1)		17		20
Other expenses with related parties		191		83

(1)	One or more members of the Board of Directors or senior management of the Company are also members of the Board of Directors or senior management of the counterparties to these transactions.

The benefits and aggregate compensation paid to executive officers and senior management of the Company were as follows:

	2012		2011
Current employee benefits	Ps.	635	Ps.	426
Termination benefits		13		10
Shared based payments		253		331

note 15. Balances and Transactions in Foreign Currencies

Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different than the functional currency of each subsidiary of the Company. As of December 31, 2012 and 2011 and as of January 1, 2011, assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets		Liabilities
Balances	Current	Non-current	Current	Non-current
As of December 31, 2012
U.S. dollars	13,379	723	6,304	14,493

Euros	—	—	38	—

As of December 31, 2011
U.S. dollars	5,167	785	1,964	7,199

Euros	—	—	41	—

As of January 1, 2011
U.S. dollars	7,154	20	1,250	6,401

Euros	—	—	245	—

Transactions	Revenues	Purchases of Raw Materials	Interest Expense	Assets Acquisitions	Other
Year ended December 31, 2012
U.S. dollars	307	10,715	254	—	870
Year ended December 31, 2011
U.S. dollars	418	8,753	338	226	623

Mexican peso exchange rates in effect at the dates of the consolidated statements of financial position and at the issuance date of the Company’s consolidated financial statements were as follows:

	December 31,		January 1,	March 14,
	2012	2011	2011	2013
U.S. dollar	13.0101	13.9787	12.3571	12.3967

note 16. Post-Employment and Other Non-current Employee Benefits

The Company has various labor liabilities for employee benefits in connection with pension and seniority benefits. Benefits vary depending upon the country where the individual employees are located. Presented below is a discussion of the Company’s labor liabilities in Mexico, Brazil and Venezuela, which comprise the substantial majority of those recorded in the consolidated financial statements.

16.1

Assumptions

The Company annually evaluates the reasonableness of the assumptions used in its labor liability for post-employment and other non-current employee benefits computations. Actuarial calculations for pension and retirement plans and seniority premiums, as well as the associated cost for the period, were determined using the following long-term assumptions to non-hyperinflationary countries:

Mexico	December 31 2012		December 31 2011		January 1 2011
Financial:
Discount rate used to calculate the defined benefit obligation	7.10%		7.64%		7.64%
Salary increase	4.79%		4.79%		4.79%
Future pension increases	3.50%		3.50%		3.50%
Biometric:
Mortality	EMSSA82-89	(1)	EMSSA82-89	(1)	EMSSA82-89	(1)
Disability	IMSS-97	(2)	IMSS-97	(2)	IMSS-97	(2)
Normal retirement age	60 years		60 years		60 years
Rest of employee turnover	BMAR2007	(3)	BMAR2007	(3)	BMAR2007	(3)

(1)	EMSSA. Mexican Experience of Social Security
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social
(3)	BMAR. Actuary experience

Brazil	2012	2011	2011
Financial:
Discount rate used to calculate the defined benefit obligation	9.30%	9.70%	9.70%
Salary increase	5.00%	5.00%	5.00%
Future pension increases	4.00%	4.00%	4.00%
Biometric:
Disability	IMSS-97 (1)	IMSS-97 (1)	IMSS-97 (1)
Mortality	UP84 (2)	UP84 (2)	UP84 (2)
Normal retirement age	65 years	65 years	65 years
Rest of employee turnover	Brazil	Brazil	Brazil

(1)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social
(2)	UP84. Unisex mortality table

Venezuela is a hyper-inflationary economy. The actuarial calculations for post-employment benefit (termination indemnity), as well as the associated cost for the period, were determined using the following long-term which are real assumptions (excluding inflation):

Venezuela	December 31 2012
Financial:
Discount rate used to calculate the defined benefit obligation	1.50%
Salary increase	1.50%
Biometric:
(1)Mortality	EMSSA82-89
(2)Disability	IMSS-97
Normal retirement age	65 years
Rest of employee turnover	BMAR2007 (3)

(1)	EMSSA. Mexican Experience of Social Security
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social
(3)	BMAR. Actuary experience

In Mexico the methodology used to determine the discount rate was the Yield or Internal Rate of Return (“IRR”) which involves a yield curve. In this case, the expected rates of each period were taken from a yield curve of Mexican Federal Government Treasury Bond (known as CETES in Mexico).

In Brazil the methodology used to determine the discount rate was the Yield or Internal Rate of Return (“IRR”) which involves a yield curve. In this case, the expected rates of each period were taken from a yield curve of fixed long term bonds of Federal Republic of Brazil.

In Venezuela the methodology used to determine the discount rate started with reference to the interest rate bonds of similar denomination issued by the Republic of Venezuela, with subsequent consideration of other economic assumptions appropriate for hyper-inflationary economy. Ultimately, the discount rates disclosed in the table below are calculated in real terms (without inflation).

In Mexico upon retirement, the Company purchases an annuity for senior executives, which will be paid according to the option chosen by the employee.

Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans		Seniority Premiums		Post- employment
2013	Ps.	219	Ps.	13	Ps.	37
2014		94		12		27
2015		111		13		21
2016		87		14		18
2017		145		15		17
2018 to 2022		854		102		79

16.2 Balances of the liabilities for post-employment and other non-current employee benefits

	December 31 2012		December 31 2011		January 1 2011
Pension and Retirement Plans:
Vested benefit obligation	Ps.	800	Ps.	586	Ps.	569
Non-vested benefit obligation		849		701		671

Accumulated benefit obligation		1,649		1,287		1,240
Excess of projected defined benefit obligation over accumulated benefit obligation		745		873		396

Defined benefit obligation		2,394		2,160		1,636
Pension plan funds at fair value		(1,113)		(1,068)		(774)
Effect due to asset ceiling		105		127		199

Net defined benefit liability	Ps.	1,386	Ps.	1,219	Ps.	1,061

Seniority Premiums:
Vested benefit obligation	Ps.	13	Ps.	7	Ps.	8
Non-vested benefit obligation		142		81		57

Accumulated benefit obligation		155		88		65
Excess of projected defined benefit obligation over accumulated benefit obligation		71		79		30

Defined benefit obligation		226		167		95
Seniority premium plan funds at fair value		(18)		(19)		—

Net defined benefit liability	Ps.	208	Ps.	148	Ps.	95

Post-employment:
Vested benefit obligation	Ps.	36	Ps.	—	Ps.	—
Non-vested benefit obligation		79		—		—

Accumulated benefit obligation		115		—		—
Excess of projected defined benefit obligation over accumulated benefit obligation		479		—		—

Defined benefit obligation		594		—		—
Post-employment plan funds at fair value		—		—		—

Net defined benefit liability	Ps.	594	Ps.	—	Ps.	—

Total post-employment and other non-current employee benefits	Ps.	2,188	Ps.	1,367	Ps.	1,156

The net defined benefit liability of the pension and retirement plan includes an asset generated in Brazil (the following information is included in the consolidated information of the tables above), which is as follows:

Pension and retirement plans:
Vested benefit obligation	Ps.	193	Ps.	221	Ps.	162
Non-vested benefit obligation		73		34		92

Accumulated benefit obligation		266		255		254
Excess of projected defined benefit obligation over accumulated benefit obligation		47		115		91

Defined benefit obligation		313		370		345
Pension plan funds at fair value		(589)		(616)		(595)

Net defined benefit asset		(276)		(246)		(250)
Effect due to asset ceiling		105		127		199

Net defined benefit asset after asset ceiling	Ps.	(171)	Ps.	(119)	Ps.	(51)

16.3 Trust assets

Trust assets consist of fixed and variable return financial instruments recorded at market value, which are invested as follows:

	December 31	December 31	January 1
	2012	2011	2011
Fixed return:
Traded securities	10%	2%	1%
Life annuities	4%	4%	2%
Bank instruments	3%	1%	3%
Federal government instruments	60%	80%	76%
Variable return:
Publicly traded shares	23%	13%	8%

	100%	100%	100%

In Mexico, the regulatory framework for pension plans is established in the Income Tax Law and its Regulations, the Federal Labor Law and the Mexican Social Security Institute Law. None of these laws establish minimum funding levels or a minimum required level of contributions.

In Brazil, the regulatory framework for pension plans is established by the Brazilian Social Security Institute (INSS), which indicates that the contributions must be made by the company and the workers.

In Venezuela, the regulatory framework for post-employment benefits is established by the Organic Labor Law for Workers (LOTTT). The organic nature of this law means that its purpose is to defend constitutional rights, and therefore has precedence over other laws.

In Mexico, the Income Tax Law requires that, in the case of private plans, certain notifications must be submitted to the authorities and a certain level of instruments must be invested in the Federal Government, among others.

The Company’s various pension plans have a technical committee that is responsible for verifying the correct operation of the plan with regard to the payment of benefits, actuarial valuations of the plan, and the monitoring and supervision of the trust beneficiary. The committee is responsible for determining the investment portfolio and the types of instruments the fund will be invested in. This technical committee is also responsible for reviewing the correct operation of the plan in all of the countries in which the Company has these benefits.

The risks related to the Company’s employee benefit plans are primarily attributable to the plan assets. The Company’s plan assets are invested in a diversified portfolio, which considers the term of the plan so as to invest in assets whose expected return coincides with the estimated future payments.

Since the Mexican Tax Law limits the plan asset investment to 10% for related parties, this risk is not considered to be significant for purposes of the Company’s Mexican subsidiaries.

The Company’s policy is to invest at least 30% of the fund assets in Mexican Federal Government instruments. Guidelines for the target portfolio have been established for the remaining percentage and investment decisions are made to comply with these guidelines insofar as the market conditions and available funds allow.

In Brazil, the investment target is to obtain the consumer price index (inflation), plus six percent. Investment decisions are made to comply with this guideline insofar as the market conditions and available funds allow.

On May 7, 2012, the President of Venezuela amended the Organic Law for Workers (LOTTT), which establishes a minimum level of social welfare benefits to which workers have a right when their labor relationship ends for whatever reason. This benefit is computed based on the last salary received by the worker and retroactive to June 19, 1997 for any employee who joined the Company prior to that date. For employees who joined the Company after June 19, 1997, the benefit is computed based on the date on which the employee joined the Company. An actuarial computation must be performed using the projected unit credit method to determine the amount of the labor obligations that arise. As a result of the initial calculation, there was an amount for Ps. 381 to other expenses caption in the consolidated statement of income reflecting past service costs (See Note 19).

In Mexico, the amounts and types of securities of the Company and related parties included in plan assets are as follows:

	December 31 2012		December 31 2011		January 1 2011
Mexico
Portfolio:
Debt:
BBVA Bancomer, S.A. de C.V.	Ps.	—	Ps.	17	Ps.	—
Grupo Televisa, S.A.B. de C.V.		3		3		—
Grupo Financiero Banorte, S.A.B. de C.V.		8		7		—
Coca-Cola FEMSA, S.A.B. de C. V.		—		2		2
Grupo Industrial Bimbo, S.A.B. de C. V.		3		2		2
Grupo Financiero Banamex, S.A.B. de C.V.		21		—		—
El Puerto de Liverpool		5		—		—
Capital:
Fomento Económico Mexicano, S.A.B de C.V.		1		1		—
Coca-Cola FEMSA, S.A.B. de C. V.		8		5		—
Grupo Televisa, S.A.B. de C.V.		10		—		—
Grupo Aeroportuario del Sureste, S.A.B. de C.V.		8		—		—
Alfa, S.A.B. de C.V.		5		—		—

In Brazil, the amounts and types of securities of the Company and related parties included in plan assets are as follows:

	December 31 2012		December 31 2011		January 1 2011
Brazil
Portfolio:
Debt:
HSBC - Sociedad de inversión Atuarial INPC (Brazil)	Ps.	485	Ps.	509	Ps.	461
Capital:
HSBC - Sociedad de inversión Atuarial INPC (Brazil)		104		107		134

During the years ended December 31, 2012 and 2011, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year.

16.4 Amounts recognized in the consolidated statements of income and the consolidated statement of comprehensive income

	Statement of income								OCI
December 31, 2012	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps.	119	Ps.	—	Ps.	—	Ps.	71	Ps.	174
Seniority premiums		22		—		—		11		18
Post-employment		49		381		—		63		71

Total	Ps.	190	Ps.	381	Ps.	—	Ps.	145	Ps.	263

	Statement of income								OCI
December 31, 2011	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps.	103	Ps.	—	Ps.	—	Ps.	82	Ps.	139
Seniority premiums		15		—		—		8		(1)

Total	Ps.	118	Ps.	—	Ps.	—	Ps.	90	Ps.	138

For the years ended December 31, 2012 and 2011, of service cost of Ps. 190 and Ps. 118 has been included in the consolidated statements of income as cost of goods sold, administration and selling expenses.

Remeasurements of the net defined benefit liability recognized in other comprehensive income are as follows:

	December 31 2012		December 31 2011
Amount accumulated in other comprehensive income as of the beginning of the period	Ps.	138	Ps.	132
Recognized during the year (obligation liability and plan assets)		99		67
Actuarial gains and losses arising from changes in financial assumptions		48		—
Changes in the effect of limiting a net defined benefit asset to the asset ceiling		(9)		(60)
Foreign exchange rate valuation (gain)		(13)		(1)

Amount accumulated in other comprehensive income as of the end of the period	Ps.	263	Ps.	138

Remeasurements of the net defined benefit liability include the following:

•	The return on plan assets, excluding amounts included in interest expense.

•	Actuarial gains and losses arising from changes in demographic assumptions.

•	Actuarial gains and losses arising from changes in financial assumptions.

•	Changes in the effect of limiting a net defined benefit asset to the asset ceiling, excluding amounts included in interest expense.

16.5 Changes in the balance of the defined benefit obligation for post-employment and other non-current employee benefits

	December 31 2012		December 31 2011
Pension and Retirement Plans:
Initial balance	Ps.	2,160	Ps.	1,636
Current service cost		119		103
Interest expense		159		139
Actuarial gains or losses		81		60
Foreign exchange (gain) loss		(69)		49
Benefits paid		(87)		(77)
Acquisitions		31		250

	Ps.	2,394	Ps.	2,160

Seniority Premiums:
Initial balance	Ps.	167	Ps.	95
Current service cost		22		15
Interest expense		11		8
Actuarial gains or losses		24		(2)
Benefits paid		(12)		(11)
Acquisitions		14		62

	Ps.	226	Ps.	167

Post-employment:
Initial balance	Ps.	—	Ps.	—
Current service cost		49		—
Interest expense		63		—
Actuarial gains or losses		108		—
Foreign exchange (gain) loss		(1)		—
Benefits paid		(6)		—
Past service cost		381		—

	Ps.	594	Ps.	—

16.6 Changes in the balance of trust assets

	December 31 2012		December 31 2011
Pension and retirement plans:
Initial balance	Ps.	1,068	Ps.	774
Actual return on trust assets		100		40
Foreign exchange (gain) loss		(91)		5
Life annuities		—		32
Benefits paid		(12)		(12)
Acquisitions		48		229

Final Balance	Ps.	1,113	Ps.	1,068

Seniority premiums
Initial balance	Ps.	19	Ps.	—
Actual return on trust assets		(1)		(1)
Acquisitions		—		20

Final Balance	Ps.	18	Ps.	19

As a result of the Company’s investments in life annuities plan, management does not expect it will need to make subsequent contributions to the trust assets in order to meet its future obligations.

16.7 Variation in assumptions

The Company decided that the relevant actuarial assumptions that are subject to sensitivity and valuated through the projected unit credit method, are the discount rate and the salary increase rate. The reasons for choosing these assumptions are as follows:

•	Discount rate: The rate that determines the value of the obligations over time.

•	Salary increase rate: The rate that considers the salary increase which implies an increase in the benefit payable.

The following table presents the impact in absolute terms of a variation of 1% in the significant actuarial assumptions on the net defined benefit liability associated with the Company’s defined benefit plans:

+1%:
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability (asset)	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	103	Ps.	—	Ps.	—	Ps.	64	Ps.	(2)
Seniority premiums		20		—		—		11		2
Post-employment		34		320		—		52		15

Total	Ps.	157	Ps.	320	Ps.	—	Ps.	127	Ps.	15

Expected salary increase	Current Service Cost		Past Service Cost		Net Interest on the Net defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	138	Ps.	—	Ps.	90	Ps.	447
Seniority premiums		25		—		14		47
Post-employment		58		511		85		301

Total	Ps.	221	Ps.	511	Ps.	189	Ps.	795

-1%:
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability (asset)	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	141	Ps.	—	Ps.	—	Ps.	83	Ps.	508
Seniority premiums		25		—		—		12		46
Post-employment		51		459		—		76		225

Total	Ps.	217	Ps.	459	Ps.	—	Ps.	171	Ps.	779

Expected salary increase	Current Service Cost		Past Service Cost		Net Interest on the Net defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	105	Ps.	—	Ps.	62	Ps.	61
Seniority premiums		19				10		1
Post-employment		29		280		45		(44)

Total	Ps.	153	Ps.	280	Ps.	117	Ps.	18

16.8 Employee benefits expense

For the years ended December 31, 2012 and 2011, employee benefits expenses recognized in the consolidated statements of income are as follows:

	2012		2011
Included in cost of goods sold:
Wages and salaries	Ps.	4,590	Ps.	3,733
Social security costs		603		475
Pension and seniority premium costs (Note 16.4)		43		35
Share-based payment expense (Note 17.2)		7		2
Included in selling and distribution expenses:
Wages and salaries		8,417		7,783
Social security costs		1,210		1,018
Pension and seniority premium costs (Note 16.4)		47		27
Share-based payment expense (Note 17.2)		9		4
Included in administrative expenses:
Wages and salaries		5,877		5,033
Social security costs		462		436
Pension and seniority premium costs (Note 16.4)		51		56
Post-employment benefits other (Note 16.4)		49		—
Share-based payment expense (Note 17.2)		165		115
Included in other expenses:
Post-employment (Note 16)		381		—

Total employee benefits expense	Ps.	21,911	Ps.	18,717

note 17. Bonus Programs

17.1 Quantitative and qualitative objectives

The bonus program for executives is based on complying with certain goals established annually by management, which include quantitative and qualitative objectives and special projects.

The quantitative objectives represent approximately 50% of the bonus, and are based on the Economic Value Added (“EVA”) methodology. The objective established for the executives at each entity is based on a combination of the EVA generated per entity and by our Company and the EVA generated by our parent Company (FEMSA). The qualitative objectives and special projects represent the remaining 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.

The bonus amount is determined based on each eligible participant’s level of responsibility and based on the EVA generated by the applicable business unit the employee works for. This formula is established by considering the level of responsibility within the organization, the employees’ evaluation and competitive compensation in the market.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded as a part of the income statement and are paid in cash the following year. During the years ended December 31, 2012 and 2011 the bonus expense recorded amounted to Ps 375 and Ps. 599, respectively.

17.2 Share-based payment bonus plan

The Company has a stock incentive plan for the benefit of its executive officers. This plan uses as its main evaluation metric the Economic Value Added, or EVA. Under the EVA stock incentive plan, eligible executive officers are entitled to receive a special annual bonus (fixed amount), to purchase FEMSA and Coca-Cola FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 20% per year. The 50% of Coca-Cola FEMSA’s annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options. As of December 31, 2012 and 2011 and January 1, 2011, no stock options have been granted to employees.

The special bonus is granted to the eligible employee on an annual basis and after withholding applicable taxes. The Company contributes the individual employee’s special bonus (after taxes) in cash to the Administrative Trust (which is controlled and consolidated by FEMSA), which then uses the funds to purchase FEMSA and Coca-Cola FEMSA shares (as instructed by the Corporate Practices Committee), which are then allocated to such employee.

Coca-Cola FEMSA accounts for its share-based payment bonus plan as an equity-settled share based payment transaction, since it is its parent company, FEMSA, who ultimately grants and settles with shares these obligations due to executives.

At December 31, 2012 and 2011 and January 1, 2011, the shares granted under the Company´s executive incentive plans are as follows:

	Number of shares
Incentive Plan	FEMSA	KOF	Vesting period
2005	177,185	391,660	2006-2010
2006	169,445	497,075	2007-2011
2007	290,880	819,430	2008-2012
2008	1,901,108	1,267,490	2009-2013
2009	1,888,680	1,340,790	2010-2014
2010	1,456,065	1,037,610	2011-2015
2011	968,440	656,400	2012-2016
2012	956,685	741,245	2013-2017

Total	7,808,488	6,751,700

For the years ended December 31, 2012 and 2011, the total expense recognized for the period arising from share-based payment transactions, using the grant date model, was of Ps.181 and Ps.122, respectively.

As of December 31, 2012 and 2011 and January 1, 2011, the asset recorded by Coca-Cola FEMSA in its consolidated statements of financial position amounted to Ps. 306, Ps. 226 and Ps. 208, respectively, see Note 13.

note 18. Bank Loans and Notes Payables

	Carrying Value at December 31, (1)												Carrying Value 2012		Fair Value at December 31, 2012		Carrying Value
(In millions of Mexican pesos)	2013		2014		2015		2016		2017		2018 and Thereafter						December 31, 2011		January 1, 2011
Current debt:
Fixed rate debt:
Argentine pesos
Bank loans	Ps.	291	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	291	Ps.	291	Ps.	325	Ps.	507
Interest rate		19.2%		—		—		—		—		—		19.2%		19.2%		14.9%		15.3%
Mexican pesos
Obligation under finance leases		—		—		—		—		—		—		—		—		18		—
Interest rate		—		—		—		—		—		—		—		—		6.9%		—
Brazilian reais
Notes payable		—		—		—		—		—		—		—		—		—		36
Interest rate		—		—		—		—		—		—		—		—		—		Various
Variable rate debt:
Colombian pesos
Bank loans		—		—		—		—		—		—		—		—		295		1,072
Interest rate		—		—		—		—		—		—		—		—		6.8%		4.4%
U.S. dollars
Bank loans		3,903		—		—		—		—		—		3,903		3,899		—		—
Interest rate		0.6%		—		—		—		—		—		0.6%		0.6%		—		—

Total current debt	Ps.	4,194	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	4,194	Ps.	4,190	Ps.	638	Ps.	1,615

Non-current debt:
Fixed rate debt:
Argentine pesos
Bank loans	Ps.	180	Ps.	336	Ps.	13	Ps.	—	Ps.	—	Ps.	—	Ps.	529	Ps.	514	Ps.	595	Ps.	684
Interest rate		18.7		20.7%		15.0		—		—		—		19.9%		19.9%		16.4%		16.5%
Brazilian reais
Bank loans		9		9		9		9		9		20		65		60		82		81
Interest rate		4.5%		4.5%		4.5%		4.5%		4.5%		4.5%		4.5%		4.5%		4.5%		4.5%
Obligation under finance leases		4		4		3		—		—		—		11		11		17		21
Interest rate		4.5%		4.5%		4.5%		—		—		—		4.5%		4.5%		4.5%		4.5%
U.S. dollars
Yankee Bond		—		—		—		—		—		6,458		6,458		7,351		6,938		6,121
Interest rate		—		—		—		—		—		4.6%		4.6%		4.6%		4.6%		4.6%
Obligation under finance leases		—		—		—		—		—		—		—		—		—		4
Interest rate		—		—		—		—		—		—		—		—		—		3.8%
Mexican pesos
Domestic senior		—		—		—		—		—		2,495		2,495		2,822		2,495		—
Interest rate		—		—		—		—		—		8.3%		8.3%		8.3%		8.3%		—

Subtotal		193		349		25		9		9		8,973		9,558		10,758		10,127		6,911

	Carrying Value at December 31, (1)												Carrying Value 2012		Fair Value at December 31, 2012		Carrying Value
(In millions of Mexican pesos)	2013		2014		2015		2016		2017		2018 and Thereafter						December 31, 2011		January 1, 2011
Variable rate debt: U.S. dollars
Bank loans		195		2,600		5,195		—		—		—		7,990		8,008		251		222
Interest rate		0.6%		0.9%		0.9%		—		—		—		0.9%		0.9%		0.7%		0.6%
Mexican pesos
Domestic senior notes		—		—		—		2,511		—		—		2,511		2,500		5,501		3,000
Interest rate		—		—		—		5.0%		—		—		5.0%		5.0%		4.8%		4.8%
Bank loans		266		1,370		2,744		—		—		—		4,380		4,430		4,392		4,341
Interest rate		5.1%		5.1%		5.1%		—		—		—		5.1%		5.1%		5.0%		5.1%
Argentine pesos
Bank loans		106		—		—		—		—		—		106		106		130		—
Interest rate		22.9%		—		—		—		—		—		22.9%		22.9%		27.3%		—
Brazilian reais
Obligation under finance leases		—		—		—		—		—		—		—		—		—		1
Interest rate
Colombian pesos		—		—		—		—		—		—		—		—		—		Various
Bank loans		—		990		—		—		—		—		990		990		936		995
Interest rate		—		6.8%		—		—		—		—		6.8%		6.8%		6.1%		4.7%
Obligation under finance leases		185				—		—		—		—		185		186		386		—
Interest rate		6.8%				—		—		—		—		6.8%		6.8%		6.6%		—

Subtotal		752		4,960		7,939		2,511		—		—		16,162		16,220		11,596		8,559

Total non-current debt		945		5,309		7,964		2,520		9		8,973		25,720		26,978		21,723		15,470

Current portion of non-current debt		945		—		—		—		—		—		945		—		4,902		225

Total non-current debt	Ps.	—	Ps.	5,309	Ps.	7,964	Ps.	2,520	Ps.	9	Ps.	8,973	Ps.	24,775	Ps.	26,978	Ps.	16,821	Ps.	15,245

(1)	All interest rates shown in this table are weighted average contractual annual rates.

For the years ended December 31, 2012 and 2011, the interest expense related to the bank loans and notes payable is comprised as follows and included in the consolidated statement of income under the interest expense caption:

	2012		2011
Interest on debts and borrowings	Ps.	1,603	Ps.	1,497
Finance charges payable under finance leases		21		13

	Ps.	1,624	Ps.	1,510

Coca-Cola FEMSA has the following domestic senior notes: a) issued in the Mexican stock exchange: i) Ps. 2,500 (nominal amount) with a maturity date in 2016 and a variable interest rate and ii) Ps. 2,500 (nominal amount) with a maturity date in 2021 and fixed interest rate of 8.3%; b) issued in the NYSE a Yankee Bond of $500 with interest at a fixed rate of 4.6% and maturity date on February 15, 2020. Propimex, S. de R.L. de C.V. (subsidiary) guaranteed these notes. Presented in Note 29 is supplemental subsidiary guarantor consolidating financial information.

During 2012, Coca-Cola FEMSA contracted the following bilateral Bank loans denominated in U.S. dollars: i) $300 (nominal amount) with a maturity date in 2013 and variable interest rate, ii) $200 (nominal amount) with a maturity date in 2014 and variable interest rate and $400 (nominal amount) with a maturity date in 2015 and variable interest rate.

The Company has financing from different institutions under agreements that stipulate different restrictions and covenants, which mainly consist of maximum levels of leverage and capitalization as well as minimum consolidated net worth and debt and interest coverage ratios. As of the date of these consolidated financial statements, the Company was in compliance with all restrictions and covenants contained in its financing agreements.

note 19. Other Income and Expenses

	2012		2011
Other income:
Gain on sale of long-lived assets	Ps.	293	Ps.	376
Cancellation of contingencies		76		72
Other		176		237

	Ps.	545	Ps.	685

Other expenses:
Provisions for contingencies from past acquisitions	Ps.	157	Ps.	175
Loss on the retirement of long-lived assets		14		625
Loss on sale of long-lived assets		194		411
Other taxes from Colombia		5		180
Severance payments		342		236
Donations		148		120
Effect of new labor law in Venezuela (LOTTT) (See Note 16) (1)		381		—
Other		256		313

	Ps.	1,497	Ps.	2,060

(1)

This amount relates to the past service cost related to post-employment by Ps. 381 as a result of the effect of the change in LOTTT and it is included in the consolidated income statement under the “Other expenses” caption.

note 20. Financial Instruments

Fair Value of Financial Instruments

The Company uses a three-level fair value hierarchy to prioritize the inputs used to measure the fair value of its financial instruments. The three input levels are described as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

•

Level 3: are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The Company measures the fair value of its financial assets and liabilities classified as level 2, applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2012 and 2011 and as of January 1, 2011:

	December 31, 2012				December 31, 2011				January 1, 2011
	Level 1		Level 2		Level 1		Level 2		Level 1		Level 2
Derivative financial instrument (asset)	Ps.	—	Ps.	123	Ps.	—	Ps.	345	Ps.	—	Ps.	15
Derivative financial instrument (liability)	Ps.	200	Ps.	208	Ps.	—	Ps.	431	Ps.	—	Ps.	513

Trust assets of labor obligations	Ps.	1,131	Ps.	—	Ps.	1,087	Ps.	—	Ps.	774	Ps.	—

Marketable securities	Ps.	12	Ps.	—	Ps.	330	Ps.	—	Ps.	—	Ps.	—

The Company has no assets or liabilities classified as level 3 for fair value measurement.

Other Current Financial Assets

	December 31,		December 31,		January 1,
	2012		2011		2011
Restricted cash (1)	Ps.	1,465	Ps.	488	Ps.	394
Derivative financial instruments		58		345		15

	Ps.	1,523	Ps.	833	Ps.	409

(1)	As of December 31, 2012 and 2011 and as of January 1, 2011, the Company has restricted cash as collateral against accounts payable in different currencies as follows:

Restricted cash

The Company has pledged part of its short-term deposits in order to fulfill the collateral requirements for the accounts payable in different currencies. As of December 31, 2012 and 2011 and as of January 1, 2011, the fair value of the short-term deposit pledged were:

	December 31, 2012		December 31, 2011		January 1, 2011
Venezuelan bolivars	Ps.	1,141	Ps.	324	Ps.	143
Brazilian reais		183		164		249
Argentinian pesos Colombian pesos		— 141		— —		2 —

	Ps.	1,465	Ps.	488	Ps.	394

Other non-current financial assets

	December 31, 2012		December 31, 2011		January 1, 2011
Non-current accounts receivable to Compañía Panameña de Bebidas, S.A.P.I. S.A. de C.V., due 2021		Ps.828		Ps.825		Ps.—
Non-current accounts receivable		32		20		15
Derivative financial instruments		65		—		—

		Ps.925		Ps.845		Ps.15

Other current financial liabilities

	December 31, 2012		December 31, 2011		January 1, 2011
Sundry creditors		Ps.1,071		Ps. 1,025		Ps. 974
Derivative financial instruments		200		5		17

		Ps. 1,271		Ps. 1,030		Ps. 991

Other non-current financial liabilities

	December 31, 2012		December 31, 2011		January 1, 2011
Derivative financial instruments		Ps. 208		Ps. 426		Ps. 496
Security deposits		268		291		238

		Ps. 476		Ps. 717		734

20.1 Total debt

The fair value of bank and syndicated loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company´s publicly traded debt is based on quoted market prices as of December 31, 2012 and 2011 and as of January 1, 2011, which is considered to be level 1 in the fair value hierarchy (See Note 18).

20.2 Interest rate swaps

The Company uses interest rate swaps to offset the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value. The fair value is estimated using formal technical models, the valuation method involves discounting to present value the expected cash flows of interest, calculated from the rate curve of the cash foreign currency, and expresses the net result in the reporting currency. Changes in fair value are recorded in cumulative other comprehensive income until such time as the hedged amount is recorded in the consolidated income statements of income.

At December 31, 2012, the Company has the following outstanding interest rate swap agreements:

			Fair Value
	Notional		(Liability)		Asset
Maturity Date	Amount		Dec.31, 2012
2013	Ps.	1,287	Ps.	(8)	Ps.	5
2014		575		(33)		2
2015		1,963		(160)		5

At December 31, 2011, the Company has the following outstanding interest rate swap agreements:

			Fair Value
	Notional		(Liability)		Asset
Maturity Date	Amount		Dec.31, 2011
2012	Ps.	1,600	Ps.	(16)	Ps.	4
2013		1,312		(43)		—
2014		575		(45)		2
2015 to 2018		1,963		(189)		5

The net effect of expired contracts treated as hedges are recognized as interest expense within the consolidated statements of income.

20.3 Forward agreements to purchase foreign currency

The Company has entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies.

These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value which is determined based on prevailing market exchange rates to end the contracts at the end of the period. The price agreed in the instrument is compared to the current price of the market forward currency and is discounted to present value of the rate curve of the relevant currency. Changes in the fair value of these forwards are recorded as part of cumulative other comprehensive income net of taxes. Net gain/loss on expired contracts is recognized as part of foreign exchange in the consolidated statements of income.

Net changes in the fair value of forward agreements that do not meet hedging criteria for hedge accounting are recorded in the consolidated statements of income under the caption “market value gain/(loss) on financial instruments”.

At December 31, 2012, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Asset Dec.31, 2012
2013	Ps.	1,118	Ps.	11

At December 31, 2011, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Asset Dec.31, 2011
2012	Ps.	1,161	Ps.	33

20.4 Options to purchase foreign currency

The Company has entered into a collar strategy to reduce its exposure to the risk of exchange rate fluctuations. A collar is a strategy that limits the exposure to the risk of exchange rate fluctuations in a similar way as a forward agreement.

These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value which is determined based on prevailing market exchange rates to terminate the contracts at the end of the period. They are valued based on the Black & Scholes model, doing a split in the intrinsic and extrinsic value. Changes in the fair value of these options, corresponding to the intrinsic value are initially recorded as part of cumulative other comprehensive income, net of assets. Changes in the fair value, corresponding to the extrinsic value are recorded in the consolidated statements of income under the caption “market value gain/ (loss) on financial instruments,” as part of the consolidated net income. Net gain/(loss) on expired contracts is recognized as part of cost of goods sold.

At December 31, 2012, the Company had the following outstanding collars to purchase foreign currency (composed of a call and a put option with different strike levels with the same notional amount and maturity):

Maturity Date	Notional Amount		Fair Value Asset Dec.31, 2012
2013	Ps.	982	Ps.	47

At December 31, 2011, the Company had the following outstanding collars to purchase foreign currency (composed of a call and a put option with different strike levels with the same notional amount and maturity):

Maturity Date	Notional Amount		Fair Value Asset Dec.31, 2011
2012	Ps.	1,901	Ps.	301

20.5 Cross-currency swaps

The Company has contracted for a number of cross-currency swaps to reduce its exposure to risks of exchange rate and interest rate fluctuations associated with its borrowings denominated in U.S. dollars and other foreign currencies. These instruments are recognized in the consolidated statement of financial position at their estimated fair value which is estimated using formal technical models. The valuation method involves discounting to present value the expected cash flows of interest, calculated from the rate curve of the cash foreign currency, and expresses the net result in the reporting currency. These contracts are designated as financial instruments at fair value through profit or loss. The fair values changes related to those cross currency swaps are recorded under the caption “market value gain/(loss) on financial instruments”, net of changes related to the non-current liability, within the consolidated statements of income.

At December 31, 2012, the Company had the following outstanding cross currency swap agreements:

			Fair Value
	Notional		(Liability)	Asset
Maturity Date	Amount		Dec.31, 2012
2014	Ps.	2,553	Ps. (7)	Ps.	53

At December 31, 2011, the Company had the following outstanding cross currency swap agreements:

			Fair Value
Maturity Date	Notional Amount		(Liability) Dec.31, 2011
2012	Ps.	357	Ps.	(131)

20.6 Commodity price contracts

The Company has entered into various commodity price contracts to reduce its exposure to the risk of fluctuation in the costs of certain raw material. These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value based on the market valuations to end the contracts at the closing date of the period. Commodity price contracts are valued by the Company, based on publicly quoted prices in futures market of Intercontinental Exchange. Changes in the fair value were recorded as part of cumulative other comprehensive income, net of taxes.

The fair value of expired commodity price contract was recorded in cost of sales where the hedged item was recorded.

At December 31, 2012, the Company had the following sugar price contracts:

				Fair Value
Maturity Date	Notional Amount			(Liability) Dec.31, 2012
2013	Ps.	1,567	Ps.	(151)
2014		856		(34)
2015		213		(10)

At December 31, 2012, the Company had the following aluminum price contracts:

			Fair Value
Maturity Date	Notional Amount		(Liability) Dec.31, 2012
2013	Ps.	335	Ps. (5)

At December 31, 2011, the Company had the following commodity price contracts:

				Fair Value
Maturity Date	Notional Amount			(Liability) Dec.31, 2011
2012	Ps.	427	Ps.	(14)
2013		327		(5)

20.7 Net effects of expired contracts that met hedging criteria

Type of Derivatives	Impact in Consolidated Income Statement	2012		2011
Interest rate swaps	Interest expense	Ps.	147	Ps.	120
Commodity price contracts	Cost of goods sold		(6)		(257)

20.8 Net effect of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2012		2011
Options to purchase foreign currency	Market value gain (loss) on financial instruments	Ps.	30	Ps.	(6)
Cross-currency swaps	Market value gain (loss) on financial instruments		—		(95)

20.9 Net effect of expired contracts that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2012		2011
Options to purchase foreign currency	Cost of goods sold	Ps.	(1)	Ps.	—
Cross-currency swaps	Market value gain (loss) on financial instruments		(43)		239

20.10 Market risk

The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and commodity prices. The Company enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk, and commodity prices risk including:

•	Forward Agreements to Purchase Foreign Currency in order to reduce its exposure to the risk of exchange rate fluctuations.

•	Cross-Currency Swaps in order to reduce its exposure to the risk of exchange rate fluctuations.

•	Commodity price contracts in order to reduce its exposure to the risk of fluctuation in the costs of certain raw materials.

The Company tracks the fair value (mark to market) of its derivative financial instruments and its possible changes using scenario analyses.

The following disclosures provide a sensitivity analysis of the market risks, management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to foreign exchange rates and commodity prices, which it considers in its existing hedging strategy:

Forward Agreements to Purchase Foreign Currency	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2012	(11%)	Ps.	(122)	Ps.	—
2011	(15%)	Ps.	(94)	Ps.	(53)

Options to Purchase Foreign Currency	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2012	(11%)	Ps.	(82)	Ps.	—
2011	(15%)	Ps.	(258)	Ps.	—

Interest Rate Swaps	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2012	(50%)	Ps.	(28)	Ps.	—
2011	(50%)	Ps.	(69)	Ps.	—

Cross Currency Swaps	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2012	(11%)	Ps.	(234)	Ps.	—
2011	(15%)	Ps	—	Ps.	(74)

Sugar Price Contracts	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2012	(30%)	Ps.	(732)	Ps.	—
2011	(40%)	Ps.	(294)	Ps.	—

Alluminum Price Contracts	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2012	(20%)	Ps.	(66)	Ps.	—

20.11 Interest rate risk

The Company is exposed to interest rate risk because it and its subsidiaries borrow funds at both fixed and variable interest rates. The risk is managed by the Company by maintaining an appropriate mix between fixed and variable rate borrowings, and by the use of the different derivative financial instruments. Hedging activities are evaluated regularly to align with interest rate views and defined risk appetite, ensuring the most cost-effective hedging strategies are applied.

The following disclosures provide a sensitivity analysis of the interest rate risks, management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to its fixed and floating rate borrowings, which considers its existing hedging strategy:

Interest Rate Risk	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2012	+100 bps	Ps.	—	Ps.	(74)
2011	+100 bps	Ps.	—	Ps.	(92)

20.12 Liquidity risk

The Company’s principal source of liquidity has generally been cash generated from its operations. A significant majority of the Company’s sales are on a short-term credit basis. The Company has traditionally been able to rely on cash generated from operations to fund its capital requirements and its capital expenditures. The Company’s working capital benefits from the fact that most of its sales are made on a cash basis, while it´s generally pays its suppliers on credit. In recent periods, the Company has mainly used cash generated operations to fund acquisitions. The Company has also used a combination of borrowings from Mexican and international banks and issuances in the Mexican and international capital markets.

Ultimate responsibility for liquidity risk management rests with the Company’s board of directors, which has established an appropriate liquidity risk management framework for the evaluation of the Company’s short-, medium- and long-term funding and liquidity requirements. The Company manages liquidity risk by maintaining adequate reserves and banking facilities, by continuously monitoring forecasted and actual cash flows and by maintaining a conservative debt maturity profile.

The Company has access to credit from national and international bank institutions in order to face treasury needs; besides, the Company has the highest rating for Mexican companies (AAA) given by independent rating agencies, allowing the Company to evaluate capital markets in case it needs resources.

As part of the Company’s financing policy, management expects to continue financing its liquidity needs with cash from operations. Nonetheless, as a result of regulations in certain countries in which the Company operates, it may not be beneficial or, as in the case of exchange controls in Venezuela, practicable to remit cash generated in local operations to fund cash requirements in other countries. Exchange controls like those in Venezuela may also increase the real price of remitting cash from operations to fund debt requirements in other countries. In the event that cash from operations in these countries is not sufficient to fund future working capital requirements and capital expenditures, management may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds another country. In addition, the Company’s liquidity in Venezuela could be affected by changes in the rules applicable to exchange rates as well as other regulations, such as exchange controls. In the future management may finance our working capital and capital expenditure needs with short-term or other borrowings.

The Company’s management continuously evaluates opportunities to pursue acquisitions or engage in strategic transactions. The Company would expect to finance any significant future transactions with a combination of cash from operations, long-term indebtedness and capital stock.

See Note 18 for a disclosure of the Company’s maturity dates associated with its non-current financial liabilities as of December 31, 2012.

The following table reflects all contractually fixed and variable pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected gross cash outflows from derivative financial liabilities that are in place as per December 31, 2012.

Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on economic conditions (like interest rates and foreign exchange rates) existing at December 31, 2012.

(In millions of Ps)	2013		2014		2015		2016		2017		2018 and thereafter
Non-derivative financial liabilities:
Notes and bonds	Ps.	619	Ps.	619	Ps.	619	Ps.	3,049	Ps.	498	Ps.	10,260
Loans from banks		5,445		5,683		8,157		10		10		22
Obligations under finance leases		195		4		3		—		—		—
Derivatives financial liabilities		184		76		68		—		—		—

The Company generally makes payments associated with its non-current financial liabilities with cash generated from its operations.

20.13 Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties, where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company only transacts with entities that are rated the equivalent of investment grade and above. This information is supplied by independent rating agencies where available and, if not available, the Company uses other publicly available financial information and its own trading records to rate its major customers. The Company’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions is spread amongst approved counterparties.

The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in cash.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining a Credit Support Annex (CSA) that establishes margin requirements. As of December 31, 2012, the Company concluded that the maximum exposure to credit risk related with derivative financial instruments is not significant given the high credit rating of its counterparties.

note 21. Non-Controlling Interest in Consolidated Subsidiaries

An analysis of Coca-Cola FEMSA’s non-controlling interest in its consolidated subsidiaries for the years ended December 31, 2012 and 2011 and as of January 1, 2011 is as follows:

	December 31, 2012		December 31, 2011			January 1, 2011
México	Ps.	2,782	Ps.	2,568	(1)	Ps.	2,114
Colombia		24		21			20
Brazil		373		464			426

	Ps.	3,179	Ps.	3,053		Ps.	2,560

(1)	Changes compared to the prior year resulted from the acquisitions of Grupo Tampico and CIMSA (see Note 4).

The changes in the Coca-Cola FEMSA’s non-controlling interest were as follows:

	December 31, 2012	December 31, 2011
Initial balance	Ps.3,053	Ps.2,560
Net income of non controlling interest	565	551
Exchange differences on translation of foreign operations	(307)	—
Remeasurements of the net defined employee benefit liability	6	8
Valuation of the effective portion of derivative financial instruments, net of taxes	(22)	(30)
Acquisitions effects	(7)	(28)
Dividends	(109)	(8)

Ending balance	Ps.3,179	Ps.3,053

Non-controlling cumulative translation adjustment is comprised as follows:

	December 31, 2012		December 31, 2011
Exchange differences on translation of foreign operations	Ps.	(307)	Ps.	—
Remeasurement of the net defined employee benefit liability		6		8
Valuation of the effective portion of derivative financial instruments, net of taxes		(22)		(30)

	Ps.	(323)	Ps.	(22)

note 22. Equity

22.1 Equity accounts

As of December 31, 2012, the capital stock of Coca-Cola FEMSA is represented by 2,030,544,304 common shares, with no par value. Fixed capital stock is Ps. 821 (nominal value) and variable capital is unlimited.

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

As of December 31, 2012 and 2011 and as of January 1, 2011, the number of each share series representing Coca-Cola FEMSA’s capital stock is comprised as follows:

	Thousands of Shares
Series of shares	December 31, 2012	December 31, 2011	January 1 2011
“A”	992,078	992,078	992,078
“D”	583,546	583,546	583,546
“L”	454,920	409,830	270,906

	2,030,544	1,985,454	1,846,530

The changes in the shares are as follows:

	Thousands of Shares
	December 31, 2012	December 31, 2011	January 1 2011
Initial shares	1,985,454	1,846,530	1,846,530
Shares issuance	45,090	138,924	—

Final shares	2,030,544	1,985,454	1,846,530

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company. As of December 31, 2012 and 2011 and January 1, 2011, this reserve is Ps. 164 for the three years.

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except for restated shareholder contributions and distributions made from consolidated taxable income, denominated “Cuenta de Utilidad Fiscal Neta” (“CUFIN”).

Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. As of December 31, 2012, the Company’s balances of CUFIN amounted to Ps. 165.

For the years ended December 31, 2012 and 2011 the dividends declared and paid per share by the Company are as follows:

Series of shares	December 31, 2012			December 31, 2011
“A”	Ps.	2,747		Ps.	2,341
“D”		1,617			1,377
“L”		1,260			640

	Ps.	5,624	(1)	Ps.	4,358

(1)

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 20, 2012, the shareholders declared a dividend of Ps. 5,625 that was paid in May 2012. Represents a dividend of Ps. 2.77 per each ordinary share.

22.2 Capital management

The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balance in order to obtain the lowest cost of capital available. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2012 and 2011.

The Company is not subject to any externally imposed capital requirements, other than the legal reserve (see Note 22.1).

The Company’s finance committee reviews the capital structure of the Company on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. In conjunction with this objective, the Company seeks to maintain the highest credit rating both nationally and internationally and is currently rated AAA in Mexico and BBB in the United States, which requires it to have a debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio lower than 2. As a result, prior to entering into new business ventures, acquisitions or divestures, management evaluates the optimal ratio of debt to EBITDA in order to maintain its high credit rating.

note 23. Earnings per Share

Basic earnings per share amounts are calculated by dividing consolidated net income for the year attributable to equity holders of the parent by the weighted average number of shares outstanding during the year.

Basic earnings per share amounts are as follows:

	2012						2011
	Per Series “A” Shares		Per Series “D” Shares		Per Series “L” Shares		Per Series “A” Shares		Per Series “D” Shares		Per Series “L” Shares
Consolidated net income	Ps.	6,842	Ps.	4,025	Ps.	3,031	Ps.	5,963	Ps.	3,507	Ps.	1,743
Weighted average number of shares for basic earnings per share (millions of shares)		992		584		439		992		584		290

note 24. Income Taxes

24.1 Income Tax

The major components of income tax expense for the years ended December 31, 2012 and 2011 are:

	2012		2011
Current tax expense:
Current year	Ps.	5,371	Ps.	5,652
Deferred tax expense:		—		—
Origination and reversal of temporary differences		606		7
Utilization of tax losses recognized		297		8
Total deferred tax expense		903		15

Total income tax expense in consolidated net income	Ps.	6,274	Ps.	5,667

2012	Mexico		Foreign		Total
Current tax expense:
Current year	Ps.	3,030	Ps.	2,341	Ps.	5,371
Deferred tax expense:
Origination and reversal of temporary differences		(318)		924		606
Utilization of tax losses recognized		214		83		297
Total deferred tax expense (benefit)		(104)		1,007		903

Total income tax expense in consolidated net income	Ps.	2,926	Ps.	3,348	Ps.	6,274

2011	Mexico		Foreign		Total
Current tax expense:
Current year	Ps.	2,011	Ps.	3,641	Ps.	5,652
Deferred tax expense:
Origination and reversal of temporary differences		(132)		139		7
Utilization/(benefit) of tax losses recognized		(32)		40		8
Total deferred tax expense (benefit)		(164)		179		15

Total income tax expense in consolidated net income	Ps.	1,847	Ps.	3,820	Ps.	5,667

Recognized in Consolidated Statement of Other Comprehensive Income (OCI)

Income tax related to items charged or recognized directly in OCI during the year:	December 31, 2012		December 31, 2011
Unrealized gain on cash flow hedges	Ps.	(95)	Ps.	(15)
Unrealized gain on available for sale securities		(2)		3
Remeasurements of the net defined benefit liability		(62)		3

Total income tax recognized in OCI	Ps.	(159)	Ps.	(9)

Balance of income tax of Other Comprehensive Income (OCI) as of:

Income tax related to items charged or recognized directly in OCI as of year end:	December 31, 2012		December 31, 2011		January 31, 2011
Unrealized gain on cash flow hedges	Ps.	(67)	Ps.	28	Ps.	48
Unrealized gain on available for sale securities		1		2		—
Remeasurements of the net defined benefit liability		(120)		(59)		(68)

Balance of income tax in OCI	Ps.	(186)	Ps.	(29)	Ps.	(20)

A reconciliation between tax expense and income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method multiplied by the Mexican domestic tax rate for the years ended December 31, 2012 and 2011 is as follows:

	2012	2011
Mexican statutory income tax rate	30%	30%
Income tax from prior years	(0.75)	0.48
Gain on monetary position for subsidiaries in hyperinflationary economies	—	(0.11)
Annual inflation tax adjustment	0.24	0.99
Non-deductible expenses	0.61	0.97
Non-taxable income	(0.24)	(0.46)
Income taxed at a rate other than the Mexican statutory rate	1.59	2.31
Effect of restatement of tax values	(1.04)	(0.99)
Effect of change in statutory rate	0.14	(0.03)
Other	0.67	0.52

	31.22%	33.68%

Deferred income tax

An analysis of the temporary differences giving rise to deferred income tax liabilities (assets) is as follows:

	December 31,		December 31,			January 1,
Consolidated Statement of Financial Position	2012		2011			2011	2012		2011
Allowance for doubtful accounts	Ps.	(109)	Ps	(94)	Ps.	(65)	Ps.	(14)	Ps.	(21)
Inventories		18		(58)		26		76		(86)
Prepaid expenses		(10)		108		37		(118)		77
Property, plant and equipment, net		821		925		502		(53)		148
Investments in associates companies and joint ventures		(3)		(10)		(7)		7		(3)
Other assets		(304)		(871)		(748)		584		(116)
Finite useful lived intangible assets		112		146		88		(34)		53
Indefinite useful lived intangible assets		61		15		(24)		46		39
Post-employment and other non-current employee benefits		(308)		(290)		(243)		26		(32)
Derivative financial instruments		(12)		2		7		(14)		(5)
Contingencies		(620)		(711)		(703)		91		(8)
Employee profit sharing payable		(146)		(129)		(78)		(9)		(32)
Tax loss carryforwards		(24)		(339)		(346)		297		8
Cumulative other comprehensive income		(186)		(29)		(20)		—		—
Other liabilities		113		97		105		18		(7)

Deferred tax expense (income)							Ps.	903	Ps.	15

Deferred income taxes, net		(597)		(1,238)		(1,469)
Deferred tax, asset		(1,576)		(1,944)		(1,790)

Deferred tax, liability	Ps.	979	Ps.	706		321

The changes in the balance of the net deferred income tax liability are as follows:

	2012		2011
Initial balance	Ps.	(1,238)	Ps.	(1,469)
Deferred tax provision for the year		876		20
Change in the statutory rate		27		(5)
Acquisition of subsidiaries, see Note 4 Effects in equity:		(77)		218
Unrealized gain on cash flow hedges		(95)		(17)
Unrealized gain on available for sale securities		(2)		5
Cumulative translation adjustment		(17)		—
Remeasurements of the net defined benefit liability		(62)		3
Restatement effect of beginning balances associated with hyperinflationary economies		(9)		7

Ending balance	Ps.	(597)	Ps.	(1,238)

The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.

Tax Loss Carryforwards

The subsidiaries in Mexico and Brazil have tax loss carryforwards. The tax effect net of consolidation benefits and their years of expiration are as follows:

	Tax Loss Year Carryforwards
2014	Ps.	2
2015		3
2017		2
2019		1
2020		1
2022 and thereafter		20
No expiration (Brazil)		46

	Ps.	75

The changes in the balance of tax loss carryforwards and recoverable tax on assets are as follows:

	2012		2011
Initial balance	Ps.	1,087	Ps.	1,094
Additions		852		121
Usage of tax losses		(1,813)		(154)
Translation effect of beginning balances		(51)		26

Ending balance	Ps.	75	Ps.	1,087

There are no income tax consequences associated with the payment of dividends in either 2012 or 2011 by the Company to its shareholders.

The Company has determined that undistributed profits of its subsidiaries, joint ventures or associates will not be distributed in the foreseeable future. The temporary differences associated with investments in subsidiaries, associates and joint ventures that have not been recognised, aggregate to Ps. 7,501 (December 31, 2011: Ps. 6,157 and, January 1 2011: Ps. 4,615).

On January 1, 2013 an amendment to the Mexican income tax law became effective. The most important effects in the Company involve changes in the income tax rate, which shall be of 30% in 2013, 29% in 2014, and 28% as of 2015 and thereafter. The deferred income taxes as of December 31, 2012 includes the effect of this change.

In Colombia, there is a new tax reform (Law 1607) which was enacted on December 26, 2012 and will take effect on fiscal year 2013. The main changes in this legislation include a reduction in the corporate tax rate from 33% to 25% and the introduction of a new income tax (CREE tax) of 9% of taxable income (taxable base) and 8% starting 2016. Tax losses and excess presumptive income, among other items, may not be applied against the CREE tax base. The payable tax for a taxpayer in a given year is the higher of CREE or income tax computed under the Colombian income tax law.

24.2 Other taxes

The operations in Guatemala, Nicaragua, Colombia and Argentina are subject to a minimum tax, which is based primary on a percentage of assets. Any payments are recoverable in future years, under certain conditions.

24.3 Flat-rate business tax (“IETU”)

Effective in 2008, IETU came into effect in Mexico and replaced Asset Tax. IETU essentially work as a minimum corporate income tax, except that amounts paid cannot be creditable against future income tax payments. The payable tax for a taxpayer in a given year is the higher of IETU or income tax computed under the Mexican income tax law. The IETU rate is 17.5%. IETU is computed on a cash-flow basis, which means the tax base is equal to cash proceeds, less certain deductions and credits. In the case of export sales, where cash on the receivable has not been collected within 12 months, income is deemed received at the end of the 12-month period. In addition, unlike the Income Tax Law, which allows for tax consolidation, companies that incur IETU are required to file their returns on an individual basis.

note 25. Other Liabilities, Provisions and Commitments

25.1 Provisions and other liabilities

	December 31, 2012		December 31, 2011		January 1, 2011
Provisions	Ps.	2,134	Ps.	2,284	Ps.	2,153
Taxes payable		244		231		316
Others		929		756		945

Total	Ps.	3,307	Ps.	3,271	Ps	3,414

25.2 Provisions recorded in the consolidated statement of financial position

The Company has various loss contingencies, and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2012 and 2011 and as of January 1, 2011:

	December 31, 2012		December 31, 2011		January 1, 2011
Indirect taxes	Ps.	921	Ps.	925	Ps.	799
Labor		934		1,128		1,134
Legal		279		231		220

	Ps.	2,134	Ps.	2,284	Ps.	2,153

25.3. Changes in the balance of provisions recorded

25.3.1 Indirect taxes

	December 31, 2012		December 31, 2011
Initial balance	Ps.	925	Ps.	799
Penalties and other charges		107		16
New contingencies		—		7
Cancellation and expiration		(124)		(42)
Contingencies added in business combinations		117		170
Payments		(15)		(102)
Restatement of the beginning balance of subsidiaries in hyperinflationary economies		(89)		77

Ending balance	Ps.	921	Ps.	925

25.3.2 Labor

	December 31, 2012		December 31, 2011
Initial balance	Ps.	1,128	Ps.	1,134
Penalties and other charges		189		105
New contingencies		134		122
Cancellation and expiration		(359)		(261)
Contingencies added in business combinations		15		8
Payments		(91)		(71)
Restatement of the beginning balance of subsidiaries in hyperinflationary economies		(82)		91

Ending balance	Ps.	934	Ps.	1,128

A roll forward for legal contingencies is not disclosed because the amounts are not considered to be material.

While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.

25.4 Unsettled lawsuits

The Company has entered into several proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. Such contingencies were classified by the Company as less than probable, the estimated amount of these lawsuits is Ps. 7,929, however, the Company believes that the ultimate resolution of such several proceedings will not have a material effect on its consolidated financial position or result of operations.

In recent years in its Mexican, Costa Rican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where this subsidiary operates. The Company does not expect any material liability to arise from these contingencies.

25.5 Collateralized contingencies

As is customary in Brazil, the Company has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 2,164, Ps. 2,418 and Ps. 2,292 as of December 31, 2012 and 2011 and as of January 1, 2011, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies.

25.6 Commitments

As of December 31, 2012, the Company has contractual commitments for finance leases for machinery and transport equipment and operating lease for the rental of production machinery and equipment, distribution and computer equipment.

The contractual maturities of the operating lease commitments by currency, expressed in Mexican pesos as of December 31, 2012, are as follows:

	Mexican pesos		U.S. dollars	Other
Not later than 1 year	Ps.	183	$2	$94
Later than 1 year and not later than 5 years		812	1	85
Later than 5 years		460	—	—

Total	Ps.	1,455	$3	$179

Rental expense charged to consolidated net income was Ps. 1,019 and Ps. 850 for the years ended December 31, 2012 and 2011, respectively.

Future minimum lease payments under finance leases with the present value of the net minimum lease payments are as follows:

	2012		Present		2011		Present
	Minimum		value of		Minimum		value of
	payments		payments		payments		payments
Not later than 1 year	Ps.	195	Ps.	189	Ps.	252	Ps.	231
Later than 1 year and not later than 5 years		8		7		196		190
Later than 5 years		—		—		—		—

Total minimum lease payments		203		196		448		421
Less amount representing finance charges		7		—		27		—

Present value of minimum lease payments	Ps.	196			Ps.	421

The Company has firm commitments for the purchase of property, plant and equipment of Ps. 27 as December 31, 2012.

25.7 Restructuring provision

Coca-Cola FEMSA recorded a restructuring provision. This provision relates principally to reorganization in the structure of the Company. The restructuring plan was drawn up and announced to the employees of the Company in 2011 when the provision was recognized in its consolidated financial statements. The restructuring of the Company is expected to be completed by 2013 and it is presented in current liabilities within accounts payable caption in the consolidated statement of financial position.

	December 31, 2012		December 31, 2011
Initial balance	Ps.	153	Ps.	230
New		191		46
Payments		(254)		(74)
Cancellation		—		(49)

Ending balance	Ps.	90	Ps.	153

note 26. Information by Segment

The Company’s Chief Operating Decision Maker (“CDOM”) is the Chief Executive Officer. The Company aggregated operating segments into the following reporting segments for the purposes of its consolidated financial statements: (i) Mexico and Central America division (comprising the following countries: Mexico, Guatemala, Nicaragua, Costa Rica and Panama) and (ii) the South America division (comprising the following countries: Brazil, Argentina, Colombia and Venezuela). Venezuela operates in an economy with exchange control and hyper-inflation; and as a result, IAS 29, “Financial Reporting in Hyperinflationary Economies” does not allow its aggregation into the South America segment. The Company is of the view that the quantitative and qualitative aspects of the aggregated operating segments are similar in nature for all periods presented.

Segment disclosure for the Company is as follows:

2012	Mexico and Central America (1)		South America (2)		Venezuela		Consolidated
Total revenues	Ps.	66,141	Ps.	54,821	Ps.	26,777	Ps.	147,739
Intercompany revenue		2,876		4,008		—		6,884
Gross profit		31,643		23,667		13,320		68,630
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		9,577		7,353		3,061		19,991
Depreciation and amortization (3)		3,037		1,906		749		5,692
Non cash items other than depreciation and amortization (3)		15		150		110		275
Equity in earnings of associated companies and joint ventures		55		125		—		180
Total assets		108,768		40,046		17,289		166,103
Investments in associate companies and joint ventures		4,002		1,349		1		5,352
Total liabilities		42,387		13,161		5,727		61,275
Capital expenditures, net (4)		5,350		3,878		1,031		10,259

2011
Total revenues	Ps.	51,662	Ps.	51,451	Ps.	20,111	Ps.	123,224
Intercompany revenue		2,105		3,920		—		6,025
Gross profit		24,576		22,205		9,750		56,531
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		7,279		6,912		2,603		16,794
Depreciation and amortization		2,053		1,623		543		4,219
Non-cash items other than depreciation and amortization (3)		64		442		106		612
Equity in earnings of associated companies and joint ventures		(15)		101		—		86
Total assets		86,497		42,550		12,691		141,738
Investments in associate companies and joint ventures		2,217		1,438		1		3,656
Total liabilities		32,123		13,074		3,460		48,657
Capital expenditures, net (4)		4,120		3,109		633		7,862

January 1, 2011	Mexico and Central America (1)		South America (2)		Venezuela		Consolidated
Total assets	Ps.	59,581	Ps.	37,003	Ps.	7,743	Ps.	104,327
Investment in associated companies and joint ventures		812		1,295		1		2,108
Total liabilities		23,722		12,758		2,412		38,892

(1)

Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 57,945 and Ps. 44,560 during the years ended December 31, 2012 and 2011, respectively. Domestic (Mexico only) total assets were Ps. 101,635, Ps. 79,283 and Ps. 53,483 as of December 31, 2012 and 2011 and as of January 1, 2011, respectively. Domestic (Mexico only) total liabilities were Ps. 40,661, Ps. 30,418 and Ps. 22,418 as of December 31, 2012 and 2011 and as of January 1, 2011, respectively.

(2)

South America includes Brazil, Argentina, Colombia and Venezuela, although Venezuela is shown separately above. South America revenues include Brazilian revenues of Ps. 30,578 and Ps. 31,131 during the years ended December 31, 2012 and 2011, respectively. Brazilian total assets were Ps. 21,955, Ps. 26,060 and Ps. 22,866 as of December 31, 2012 and 2011 and as of January 1, 2011, respectively. Brazilian total liabilities Ps. 6,544, Ps. 6,478 and Ps. 6,625 as of December 31, 2012 and 2011 and as of January 1, 2011, respectively. South America revenues also include Colombian revenues of Ps. 13,973 and Ps. 11,921 during the years ended December 31, 2012 and 2011, respectively. Colombian total assets were Ps. 14,557, Ps. 13,166 and Ps. 11,427 as of December 31, 2012 and 2011 and as of January 1, 2011, respectively. Colombian total liabilities were Ps. 3,885, Ps. 3,794 and Ps. 3,714 as of December 31, 2012 and 2011 and as of January 1, 2011, respectively. South America revenues also include Argentine revenues of Ps. 10,270 and Ps. 8,399 during the years ended December 31, 2012 and 2011, respectively. Argentine total assets were Ps. 3,534, Ps. 3,324 and Ps. 2,710 as of December 31, 2012 and 2011 and as of January 1, 2011, respectively. Argentine total liabilities were Ps. 2,732, Ps. 2,802 and Ps. 2,419 as of December 31, 2012 and 2011 and as of January 1, 2011, respectively.

(3)	Includes foreign exchange loss, net; gain on monetary position, net; and market value (gain) loss on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

note 27. First Time Adoption of IFRS

27.1 Basis for the Transition to IFRS

27.1.1 Application of IFRS 1, First-time Adoption of International Financial Reporting Standards

For preparing the consolidated financial statements under IFRS, the Company applied the mandatory exceptions and utilized certain optional exemptions set forth in IFRS 1, related to the complete retroactive application of IFRS.

27.1.2 Optional exemptions used by the Company

The Company applied the following optional exemptions:

a) Business Combinations and Acquisitions of Associates and Joint Ventures:

The Company elected not to apply IFRS 3 Business Combinations, to business combinations as well as to acquisitions of associates and joint ventures prior to its transition date.

b) Deemed Cost:

An entity may elect to measure an item or all of property, plant and equipment at the Transition Date at its fair value and use that fair value as its deemed cost at that date. In addition, a first-time adopter may elect to use a previous GAAP’s revaluation of an item of property, plant and equipment at, or before, of the Transition Date as deemed cost at the date of the revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to: (i) fair value; or (ii) cost or depreciated cost in accordance with IFRS, adjusted to reflect, changes in a general or specific price index.

The Company has presented its property, plant, and equipment and its intangible assets at IFRS historical cost in all countries.

In Mexico, the Company ceased to record inflationary adjustments to its property, plant and equipment on December 31, 2007, due to both changes to Mexican FRS in effect at the time, and the fact that the Mexican peso was not deemed to be a currency of an inflationary economy as of that date. According to IAS 29, Financial Reporting in Hyperinflationary Economies, the last hyperinflationary period for the Mexican peso was in 1998. As a result, the Company eliminated the cumulative inflation recognized within long-lived assets for the Company’s Mexican operations, based on Mexican FRS during the years 1999 through 2007, which were not deemed hyperinflationary for IFRS purposes.

In Venezuela this IFRS historical cost represents actual historical cost in the year of acquisition, indexed for inflation in a hyper-inflationary economy based on the provisions of IAS 29.

The Company applied the exemption to not recalculate retroactively the translation differences in the financial statements of foreign operations; accordingly, at the transition date, it reset the cumulative translation effect to retained earnings. The application of this exemption is detailed in Note 27.2.4 (h).

c) Borrowing Costs:

The Company began capitalizing its borrowing costs at the transition date in accordance with IAS 23, Borrowing Costs. The borrowing costs included previously under Mexican FRS were subject to the deemed cost exemption mentioned in b) above.

27.1.3 Mandatory exceptions used by the Company

The Company applied the following mandatory exceptions set forth in IFRS 1, which do not allow retroactive application to the requirements set forth in such standards:

a) Derecognition of Financial Assets and Liabilities:

The Company applied the derecognition rules of IAS 39, Financial Instruments: Recognition and Measurement prospectively for transactions occurring on or after the date of transition. As a result, there was no impact in the Company’s consolidated financial statements due to the application of this exception.

b) Hedge Accounting:

The Company measured at fair value all derivative financial instruments and hedging relationships designated and documented effectively as accounting hedges as required by IAS 39 as of the transition date. As a result, there was no impact in the Company’s consolidated financial statements due to the application of this exception.

c) Non-controlling Interest:

The Company applied the requirements in IAS 27, Consolidated and Separate Financial Statements related to non-controlling interests prospectively beginning on the transition date. As a result, there was no impact in the Company’s consolidated financial statements due to the application of this exception.

d) Accounting Estimates:

Estimates prepared under IFRS as of January 1, 2011 are consistent with the estimates recognized under Mexican FRS as of the same date.

27.2 Reconciliations of Mexican FRS and IFRS

The following reconciliations quantify the effects of the transition to IFRS:

•	Equity as of December 31, 2011 and as of January 1, 2011 (date of transition to IFRS).

•	Comprehensive income for the year ended December 31, 2011.

27.2.1 Effects of IFRS adoption on equity – Consolidated statement of financial position

		As of December 31, 2011								As of January 1, 2011
Current Assets:	Note	Mexican FRS		Adjustments		Reclassifications		IFRS		Mexican FRS		Adjustments		Reclassifications		IFRS
Cash and cash equivalents	a	Ps.	12,331	Ps.	—	Ps.	(488)	Ps.	11,843	Ps.	12,534	Ps.	—	Ps.	(392)	Ps.	12,142
Marketable securities			330		—		—		330		—		—		—		—
Accounts receivable, net			8,634		—		(2)		8,632		6,363		—		—		6,363
Inventories	d		7,573		(9)		(15)		7,549		5,007		—		—		5,007
Recoverable taxes	g		1,529		—		686		2,215		1,658		—		369		2,027
Other current financial assets	k		—		—		833		833		—		—		409		409
Other current assets	a, e		1,677		(27)		(328)		1,322		874		(36)		(17)		821

Total current assets		Ps.	32,074	Ps.	(36)	Ps.	686	Ps.	32,724	Ps.	26,436	Ps.	(36)	Ps.	369	Ps.	26,769

Investments in associates and joint ventures			3,656		—		—		3,656		2,108		—		—		2,108
Property, plant and equipment, net	b		41,502		(4,000)		600		38,102		31,874		(3,911)		507		28,470
Intangible assets, net	d		70,675		(8,514)		2		62,163		51,213		(7,992)		—		43,221
Deferred tax assets	g		451		1,076		417		1,944		345		1,270		175		1,790
Other non-current financial assets	j		—		40		805		845		—		—		15		15
Other non-current assets, net	f		3,250		185		(1,131)		2,304		2,085		188		(319)		1,954
Total non-current assets			119,534		(11,213)		693		109,014		87,625		(10,445)		378		77,558

Total Assets		Ps.	151,608	Ps.	(11,249)	Ps.	1,379	Ps.	141,738	Ps.	114,061	Ps.	(10,481)	Ps.	747	Ps.	104,327

Current Liabilities:
Bank loans and notes payable		Ps.	638	Ps.	—	Ps.	—	Ps.	638	Ps.	1,615	Ps.	—	Ps.	—	Ps.	1,615
Current portion of non-current debt			4,902		—		—		4,902		225		—		—		225
Interest payable			206		—		—		206		151		—		—		151
Suppliers			11,852		—		—		11,852		8,988		—		—		8,988
Accounts payable			3,661		15		—		3,676		3,743		9		—		3,752
Taxes payable	k		2,785		—		686		3,471		1,931		—		369		2,300
Other current financial liabilities	k		1,033		(3)		—		1,030		993		(2)		—		991

Total current liabilities			25,077		12		686		25,775		17,646		7		369		18,022

Bank loans and notes payable	j		17,034		(156)		(57)		16,821		15,511		(210)		(56)		15,245
Post-employment and other non-current employee benefits	c		1,537		(170)		—		1,367		1,210		(54)		—		1,156
Deferred tax liabilities	g		3,485		(3,196)		417		706		1,901		(1,755)		175		321
Other non-current financial liabilities	k		—		—		717		717		—		(2)		736		734

Provisions and other non-current liabilities	k		3,695		—		(424)		3,271		3,912		—		(498)		3,414
Total non-current liabilities			25,751		(3,522)		653		22,882		22,534		(2,021)		357		20,870

Total Liabilities		Ps.	50,828	Ps.	(3,510)	Ps.	1,339	Ps.	48,657	Ps.	40,180	Ps.	(2,014)	Ps.	726	Ps.	38,892

27.2.2 Effects of IFRS adoption on equity – Reconciliation of equity

	Note	As of December 31, 2011		As of January 1, 2011 (Transition Date)
Total Equity under Mexican FRS		Ps.	100,780	Ps.	73,881
Property, plant and equipment, net	b		(4,000)		(3,911)
Intangible assets, net	d		(8,514)		(7,992)
Post-employment and other long-term employee benefits	c		170		54
Embedded derivative instruments	e		3		2
Share-based payments	f		224		209
Effect on deferred income taxes	g		4,272		3,025
Amortized cost	j		196		210
Other	d		(50)		(43)

Total adjustments to equity			(7,699)		(8,446)

Total equity under IFRS		Ps.	93,081	Ps.	65,435

27.2.3 Effects of IFRS adoption on consolidated net income – Consolidated Income Statement

		For the year ended December 31, 2011
		Mexican FRS		Adjustments		Reclassifications		IFRS
Net sales	d	Ps.	124,066	Ps.	(1,428)	Ps.	—	Ps.	122,638
Other operating revenues	k		649		(63)		—		586

Total revenues			124,715		(1,491)		—		123,224
Cost of goods sold	b, c, d		67,488		(1,049)		254		66,693

Gross profit			57,227		(442)		(254)		56,531

Administrative expenses	b, c, d		5,184		(104)		60		5,140
Selling expenses	b, c, d		31,891		(547)		750		32,094
Other income	k		—		22		663		685
Other expenses, net	k		2,326		17		(283)		2,060
Interest expense	j		1,736		(7)		—		1,729
Interest income	j		(601)		(16)		—		(617)
Foreign exchange gain, net	b		(62)		33		(32)		(61)
Gain on monetary position for subsidiaries in hyperinflationary economies	d		155		(94)		—		61
Market value loss on financial instruments	e		140		(2)		—		138

Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method			16,768		112		(86)		16,794

Income taxes	g		5,599		68		—		5,667
Equity in earnings of associated companies and joint ventures companies	k		—		—		86		86

Consolidated net income			11,169		44		—		11,213

Attributable to:
Equity holders of the parent			10,615		47		—		10,662
Non-controlling interest	i		554		(3)		—		551

Consolidated net income		Ps.	11,169	Ps.	44	Ps.	—	Ps.	11,213

27.2.4 Effects of IFRS adoption on consolidated comprehensive Income – Consolidated Statement of comprehensive income

		For the year ended December 31, 2011
	Note	Mexican FRS		Adjustments		IFRS
Consolidated net income		Ps.	11,169	Ps.	44	Ps.	11,213
Other comprehensive income:
Remeasurement of the net defined benefit liability, net of taxes	c		—		(6)		(6)
Valuation of the effective portion of derivative financial instruments, net of taxes	e		(3)		—		(3)

Unrealized gains on available for sale securities, net of taxes			4		—		4
Exchanges differences on translating foreign operations	h		3,335		738		4,073

Total comprehensive income			14,505		776		15,281
Other comprehensive income, net of taxes			3,336		738		4,074

Consolidated comprehensive income			14,505		776		15,281

Attributable to:
Equity holders of the parent			13,965		787		14,752

Non-controlling interest		Ps.	540	Ps.	(11)	Ps.	529

Under Mexican FRS, no statement of comprehensive income was prepared; accordingly, the reconciliation originates from consolidated net income under Mexican FRS.

27.2.5 Reconciliation of Consolidated Income Statement

	Note	For the Year ended December 31, 2011
Consolidated Net Income under Mexican FRS		Ps.	11,169
Depreciation of Property, plant and equipment	b		370
Amortization of Intangible assets	d		10
Post-employment and other non-current employee benefits	c		10
Embedded derivatives instruments	e		2
Share-based payments	f		10
Effect on deferred income taxes	g		(68)
Other inflation effects on assets			(4)
Amortized cost	j		(16)
Inflation effects	d		(270)

Total adjustments to consolidated net income			44

Total consolidated net income under IFRS		Ps.	11,213

27.3 Explanation of the effects of the adoption of IFRS

The following notes explain the significant adjustments and/or reclassifications for the adoption of IFRS:

a) Cash and Cash Equivalents:

For purposes of Mexican FRS, restricted cash is presented within cash and cash equivalents, whereas for purposes of IFRS it is presented in the statement of financial position depending on the term of the restriction.

The transition from Mexican FRS to IFRS did not have a material impact on the consolidated statement of cash flows for the year ended December 31, 2011.

b) Property, Plant and Equipment:

The adjustments to property, plant and equipment are explained as follows:

	Mexican FRS		Reclassifications		December 31, 2011 Adjustment for the write-off of inflation recognized under Mexican FRS		Borrowing Cost		Cost under IFRS
Land	Ps.	4,390	Ps.	—	Ps.	(986)	Ps.	—	Ps.	3,404
Buildings		12,926		—		(2,039)		—		10,887
Machinery and equipment		34,445		—		(5,801)		—		28,644
Refrigeration equipment		12,206		—		(910)		—		11,296
Bottles and cases		4,140		290		(315)		—		4,115
Leasehold improvements		—		425		—		—		425
Investments in fixed assets in progress		3,006		—		10		12		3,028
Non-strategic assets		78		(78)		—		—		—
Other long-lived assets		585		78		(82)		—		581

Subtotal	Ps.	71,776	Ps.	715	Ps.	(10,123)	Ps.	12	Ps.	62,380

	Accumulated depreciation under Mexican FRS		Reclassifications		December 31, 2011 Adjustment for the write-off of inflation recognized under Mexican FRS		Borrowing Cost		Accumulated depreciation under IFRS
Buildings	Ps.	(4,078)	Ps.	—	Ps.	593	Ps.	—	Ps.	(3,485)
Machinery and equipment		(17,493)		—		4,473		—		(13,020)
Refrigeration equipment		(7,229)		—		810		—		(6,419)
Bottles and cases		(1,272)		—		241		—		(1,031)
Leasehold improvements		—		(115)		—		—		(115)
Other long-lived assets		(202)		—		(6)		—		(208)

Subtotal		(30,274)		(115)		6,111		—		(24,278)

Property, plant and equipment, net	Ps.	41,502	Ps.	600	Ps.	(4,012)	Ps.	12	Ps.	38,102

	Mexican FRS		Reclassifications		January 1, 2011 Adjustment for the write-off of inflation recognized under Mexican FRS		Borrowing Cost		Cost under IFRS
Land	Ps.	3,399	Ps.	—	Ps.	(907)	Ps.	—	Ps.	2,492
Buildings		10,698		—		(2,361)		—		8,337
Machinery and equipment		27,986		—		(5,029)		—		22,957
Refrigeration equipment		9,829		—		(850)		—		8,979
Bottles and cases		2,854		238		(162)		—		2,930
Leasehold improvements		—		459		—		—		459
Investments in fixed assets in progress		2,290		—		8		—		2,298
Non-strategic assets		189		(189)		—		—		—
Other long-lived assets		460		189		(36)		—		613

Subtotal	Ps.	57,705	Ps.	697	Ps.	(9,337)	Ps.	—	Ps.	49,065

	Accumulated depreciation under Mexican FRS		Reclassifications		January 1, 2011 Adjustment for the write-off of inflation recognized under Mexican FRS		Borrowing Cost		Accumulated depreciation under IFRS
Buildings	Ps.	(3,466)	Ps.	—	Ps.	704	Ps.	—	Ps.	(2,762)
Machinery and equipment		(15,740)		—		3,817		—		(11,923)
Refrigeration equipment		(5,849)		—		781		—		(5,068)
Bottles and cases		(601)		—		123		—		(478)
Leasehold improvements		—		(190)		—		—		(190)
Other long-lived assets		(175)		—		1		—		(174)

Subtotal		(25,831)		(190)		5,426		—		(20,595)

Property, plant and equipment, net	Ps.	31,874	Ps.	507	Ps.	(3,911)	Ps.	—	Ps.	28,470

The Company ceased to record inflationary adjustments to its property, plant and equipment on December 31, 2007, due to both changes to Mexican FRS in effect at that time, and the fact that the Mexican peso was not deemed to be a currency of an inflationary economy as of that date. According to IAS 29, Financial Reporting in Hyperinflationary Economies the last hyperinflationary period for the Mexican peso was in 1998. As a result, the Company eliminated the cumulative inflation recognized within long-lived assets for the Company’s Mexican operations, based on Mexican FRS during the years 1999 through 2007, which were not deemed hyperinflationary for IFRS purposes.

1.	For the foreign operations, the cumulative inflation from the acquisition date was eliminated (except in the case of Venezuela, which was deemed a hyperinflationary economy) from the date the Company began to consolidate them.

2.	For purposes of Mexican FRS, the Company presented leasehold improvements as part of “Other non-current assets”. Such assets meet the definition of property, plant and equipment in accordance with IAS 16, Property, Plant and Equipment, and therefore have been reclassified in the consolidated statement of financial position.

c) Post-employment and other non-current employee benefits:

According to Mexican FRS D-3 Employee Benefits, a severance provision and the corresponding expense, must be recognized based on the experience of the entity in terminating the employment relationship before the retirement date, or if the entity deems to pay benefits as a result of an offer made to employees to encourage a voluntary termination. For IFRS purposes, this provision was eliminated as it does not meet the definition of a termination benefit pursuant to IAS 19 (2011), Employee Benefits. Accordingly, at the transition date, the Company derecognized its severance indemnity recorded under Mexican FRS against retained earnings given that no obligation exists. A formal plan was not required for recording a provision under Mexican FRS. At the transition date and as of December 31, 2011 and January 1, 2011, the Company eliminated the severance provision for an amount of Ps. 497 and Ps. 348, respectively.

IAS 19 (2011), which was early adopted by the Company (mandatorily effective as of January 1, 2013), eliminates the use of the corridor method, which defers the remeasurements of the net defined benefit liability, and requires that those items be recorded directly within other comprehensive income in each reporting period. The standard also eliminates deferral of past service costs and requires entities to record them in earnings in each reporting period. These requirements increased the Company’s liability for post-employment and other non-current employee benefits with a corresponding reduction in retained earnings at the transition date. Based in these requirements, the items pending to be amortized in accordance with Mexican FRS were reclassified to retained earnings at the transition date for Ps.200 and Ps. 95 as of December 31, 2011 and January 1, 2011, respectively in the consolidated statement of financial position.

In Brazil where there is a defined benefit plan, the fair value of plan assets exceeds the amount of the defined benefit obligation of the plan. This surplus has been recorded in the Other Comprehensive Income account in accordance with the provisions of IAS 19 (2011). According to the special rules for that standard, the asset ceiling is the present value of any economic benefits available as reductions in future contributions to the plan. Under Mexican FRS, there is no restriction to limit the asset. At December 31, 2011 and January 1, 2011, the Company reclassified from Post-employment and other non-current employee benefits to other comprehensive income Ps. 127 and Ps. 199, respectively.

d) Elimination of Inflation in Intangible Assets, Contributed Capital and Others:

As discussed above in b), for purposes of IFRS the Company eliminated the accumulated inflation recorded under Mexican FRS for such intangible assets and contributed capital related to accounts that were not generated from operations in hyperinflationary economies.

e) Embedded Derivatives:

For Mexican FRS purposes, the Company recorded embedded derivatives for agreements denominated in foreign currency. Pursuant to the principles set forth in IAS 39, there is an exception for embedded derivatives on those contracts that are denominated in certain foreign currencies, if for example the foreign currency is commonly used in the economic environment in which the transaction takes place. The Company concluded that all of its embedded derivatives fell within the scope of this exception. Therefore, at the transition date, the Company derecognized all embedded derivatives recognized under Mexican FRS.

f) Share-based Payment Program:

Under Mexican FRS D-3, the Company recognizes its stock bonus plan as a defined contribution plan. IFRS requires that such share-based payment plans be recorded under the principles set forth in IFRS 2, Share-based Payments. The most significant difference for changing the accounting treatment is related to the period during which compensation expense is recognized, which under Mexican FRS D-3 the total amount of the bonus is recorded in the period in which it was granted, while in IFRS 2 it is recognized over the vesting period of such awards.

g) Income Taxes:

The adjustments to IFRS recognized by the Company had an impact in the deferred income tax calculation, according to the requirements set forth by IAS 12. The impact in the Company’s equity as of December 31, 2011 and January 1, 2011 was Ps.4,272 and Ps. 3,025, respectively. The impact in net income for the year ended December 31, 2011 earnings was Ps. 68.

Additionally, the Company reclassified the deferred income taxes and other taxes balances in order to comply with IFRS off-setting requirements. The Company reclassified from recoverable taxes to taxes payable balances an amount of Ps.686 and Ps. 369, and from deferred tax assets to deferred tax liabilities balances an amount of Ps.417 and Ps. 175, as of December 31,2011 and January 1, 2011, respectively.

h) Cumulative Translation Effects:

The Company decided to use the exemption provided by IFRS 1, which permits it to adjust at the transition date all the translation effects it had recognized under Mexican FRS to zero and begin to record them in accordance with IAS 21 on a prospective basis. The effect was Ps. 1,000 at the transition date, net of deferred income taxes of Ps. 1,887.

i) Retained Earnings and Non-controlling Interest:

All the adjustments arising from the Company’s transition to IFRS at the transition date were adjusted against retained earnings and to the extent applicable also impacted the balance of the non-controlling interest.

j) Effective Interest Rate Method:

In accordance with IFRS, the financial assets and liabilities classified as held to maturity or accounts receivables are subsequently measured using the effective interest rate method.

k) Presentation and Disclosure Items:

IFRS requires additional disclosures than Mexican FRS, which resulted in additional disclosures regarding accounting policies, significant judgments and estimates, financial instruments and capital management, among others. Additionally, the Company reclassified certain items within its consolidated balance sheets and statements of income to conform to the requirements of IAS 1, Presentation of Financial Statements.

note 28. Future Impact of Recently Issued Accounting Standards not yet in Effect:

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective as of December 31, 2012.

•

IFRS 9, Financial Instruments issued in November 2009 and amended in October 2010 introduces new requirements for the classification and measurement of financial assets and financial liabilities and for derecognition. The effective date of IFRS 9 is January 1, 2015.

The standard requires all recognized financial assets that are within the scope of IAS 39 to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in fair value of a financial liability (designated as at FVTPL) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognized in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at FVTPL was recognized in profit or loss.

This standard has not been early adopted by the Company. The Company has yet to complete its evaluation, of whether this standard will have a material impact on its consolidated financial statements.

On May and June, 2011, the IASB issued new standards and amended some existing standards including requirements of accounting and presentation for particular topics that have not yet been applied in these consolidated financial statements. A summary of those changes and amendments includes the following:

•

IAS 28, Investments in Associated Companies and Joint Ventures (referred as IAS 28 (2011)), prescribes the accounting for Investments in associated companies and establishes the requirements to apply the equity method for those investments and investments in joint ventures. The standard is applicable to all the entities with joint control of, or significant influence over, an investee. This standard supersedes the previous version of IAS 28, Investments in associated companies. The effective date of IAS 28 (2011) is January 1, 2013, with early application permitted in certain circumstances, but it must be applied in conjunction with IAS 27 (2011), IFRS 10, IFRS 11 and IFRS 12. This standard has not been early adopted by the Company. The Company has yet to complete its evaluation, of whether this standard will have a material impact on its consolidated financial statements.

•

IFRS 10, Consolidated Financial Statements, establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities. The standard requires the controlling company to present its consolidated financial statements; modifies the definition about the principle of control and establishes such definition as the basis for consolidation; establishes how to apply the principle of control to identify if an investment is subject to be consolidated. The standard replaces IAS 27, Consolidated and Separate Financial Statements and SIC 12, Consolidation – Special Purpose Entities. The effective date of IFRS 10 is January 1, 2013, with early application permitted in certain circumstances, but it must be applied in conjunction with IAS 27 (2011), IAS 28 (2011), IFRS 11 and IFRS 12.

This standard has not been early adopted by the Company. The Company has yet to complete its evaluation, of whether this standard will have a material impact on its consolidated financial statements.

•

IFRS 11, Joint Arrangements, classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). Joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. The determination of whether a joint arrangement is a joint operation or a joint venture is based on the parties’ rights and obligations under the arrangement, with the existence of a separate legal vehicle no longer being the key factor. The effective date of IFRS 11 is January 1, 2013, with early application permitted in certain circumstances, but it must be applied in conjunction with IAS 27 (2011), IAS 28 (2011), IFRS 10 and IFRS 12. This standard has not been early adopted by the Company. The Company has yet to complete its evaluation, of whether this standard will have a material impact on its consolidated financial statements.

•

IFRS 12, Disclosure of Interests in Other Entities, has the objective to require the disclosure of information to allow the users of financial information to evaluate the nature and risk associated with their interests in other entities, and the effects of such interests on their financial position, financial performance and cash flows. The effective date of IFRS 12 is January 1, 2013, with early application permitted in certain circumstances, but it must be applied in conjunction with IAS 27 (2011), IAS 28 (2011), IFRS 10 and IFRS 11. This standard has not been early adopted by the Company. The Company has yet to complete its evaluation, of whether this standard will have a material impact on its consolidated financial statements.

•

IFRS 13, Fair Value Measurement, establishes a single framework for measuring fair value where that is required by other standards. The standard applies to both financial and non-financial items measured at fair value. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, and applies prospectively from the beginning of the annual period in which the standard is adopted. This standard has not been early adopted by the Company. The Company has yet to complete its evaluation of whether this standard will have a material impact on its consolidated financial statements.

note 29. Supplemental Guarantor Information

Consolidating Condensed Financial Information

The following consolidating information presents consolidating condensed statements of financial position as of December 31, 2012, 2011 and January 1, 2011 and condensed consolidating statements of income, other comprehensive income and cash flows for each of the two years in the period ended December 31, 2012 of the Company and Propimex (the “wholly-owned Guarantor Subsidiary”).

These statements are prepared in accordance with IFRS, as issued by the IASB, with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. The guarantees of the Guarantor are full and unconditional.

The Company’s consolidating condensed financial information for the (i) Company; (ii) its wholly-owned subsidiary Propimex (on standalone basis), which is a wholly and unconditional guarantor under the Senior Notes; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements are as follows:

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Consolidated Statement of Financial Position As of December 31, 2012
Assets:
Cash and cash equivalents	Ps.	14,394	Ps.	936	Ps.	7,892	Ps.	—	Ps.	23,222
Marketable securities		—		—		12		—		12
Accounts receivable, net		17,306		9,862		77,974		(95,813)		9,329
Inventories		—		3,669		4,434		—		8,103
Recoverable taxes		1		1,451		1,221		—		2,673
Other current assets and financial assets		32		200		2,326		—		2,558

Total current assets		31,733		16,118		93,859		(95,813)		45,897

Investments in associates and joint ventures		105,837		16,987		4,205		(121,677)		5,352
Property, plant and equipment, net		—		8,989		33,528		—		42,517
Intangible assets, net		21,712		24,920		20,381		—		67,013
Other non-current assets		880		773		3,671		—		5,324

Total non-current assets		128,429		51,669		61,785		(121,677)		120,206

Total assets	Ps.	160,162	Ps.	67,787	Ps.	155,644	Ps.	(217,490)	Ps.	166,103

Liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	4,548		—		785		—		5,333
Suppliers		14		13,269		11,756		(10,818)		14,221
Other current liabilities		30,340		47,885		16,766		(84,995)		9,996

Total current liabilities		34,902		61,154		29,307		(95,813)		29,550

Bank loans and notes payable		23,372		—		1,403		—		24,775
Other non-current liabilities		239		333		6,378		—		6,950

Total non-current liabilities		23,611		333		7,781		—		31,725

Total liabilities		58,513		61,487		37,088		(95,813)		61,275

Equity:
Equity attributable to equity holders of the parent		101,649		6,300		115,377		(121,677)		101,649
Non-controlling interest in consolidated subsidiaries		—		—		3,179		—		3,179

Total equity		101,649		6,300		118,556		(121,677)		104,828

Total liabilities and equity	Ps.	160,162	Ps.	67,787	Ps.	155,644	Ps.	(217,490)	Ps.	166,103

	Parent		Wholly-owned guarantor subsidiary		Combined non-guarantor subsidiaries		Eliminations		Consolidated Total
	Consolidated Statement of Financial Position As of December 31, 2011
Assets:
Cash and cash equivalents	Ps.	4,046	Ps.	629	Ps.	7,168	Ps.	—	Ps.	11,843
Marketable securities		—				330				330
Accounts receivable, net		16,941		4,818		52,822		(65,949)		8,632
Inventories		—		2,755		4,794		—		7,549
Recoverable taxes		27		1,123		1,065		—		2,215
Other current assets and financial assets		37		479		1,639		—		2,155

Total current assets		21,051		9,804		67,818		(65,949)		32,724

Investments in associates and joint ventures		86,397		17,693		3,038		(103,472)		3,656
Property, plant and equipment, net		—		7,268		30,834		—		38,102
Intangible assets, net		16,367		24,870		20,926		—		62,163
Other non-current assets		1,090		729		3,274		—		5,093

Total non-current assets		103,854		50,560		58,072		(103,472)		109,014

Total assets	Ps.	124,905	Ps.	60,364	Ps.	125,890	Ps.	(169,421)	Ps.	141,738

Liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	3,303		7		2,436		—		5,746
Suppliers		13		7,422		8,894		(4,477)		11,852
Other current liabilities		14,629		41,186		13,835		(61,473)		8,177

Total current liabilities		17,945		48,615		25,165		(65,950)		25,775

Bank loans and notes payable		16,470		—		351		—		16,821
Other non-current liabilities		462		439		5,160		—		6,061

Total non-current liabilities		16,932		439		5,511		—		22,882

Total liabilities	Ps.	34,877		49,054		30,676		(65,950)		48,657

Equity:
Equity attributable to equity holders of the parent		90,028		11,310		92,161		(103,471)		90,028
Non-controlling interest in consolidated subsidiaries		—		—		3,053		—		3,053

Total equity		90,028		11,310		95,214		(103,471)		93,081

Total liabilities and equity	Ps.	124,905	Ps.	60,364	Ps.	125,890	Ps.	(169,421)	Ps.	141,738

	Parent		Wholly-owned guarantor subsidiary		Combined non-guarantor subsidiaries		Eliminations		Consolidated Total
	Consolidated Statement of Financial Position As of January 1, 2011
Assets:
Cash and cash equivalents	Ps.	6,620	Ps.	395	Ps.	5,127	Ps.	—	Ps.	12,142
Accounts receivable, net		15,014		1,568		39,988		(50,207)		6,363
Inventories		—		1,960		3,047		—		5,007
Recoverable taxes		8		588		1,431		—		2,027
Other current assets and financial assets		95		107		1,028		—		1,230

Total current assets		21,737		4,618		50,621		(50,207)		26,769

Investments in associates and joint ventures		68,843		10,092		1,968		(78,795)		2,108
Property, plant and equipment, net		—		6,318		22,152		—		28,470
Intangible assets, net		142		24,868		18,211		—		43,221
Other non-current assets		207		668		2,884		—		3,759

Total non-current assets		69,192		41,946		45,215		(78,795)		77,558

Total assets	Ps.	90,929	Ps.	46,564	Ps.	95,836	Ps.	(129,002)	Ps.	104,327

Liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	—		—		1,840		—		1,840
Interest payable		136		—		15		—		151
Suppliers		16		6,554		5,431		(3,013)		8,988
Other current liabilities		13,684		32,854		7,700		(47,195)		7,043

Total current liabilities		13,836		39,408		14,986		(50,208)		18,022

Long-term debt		13,683		—		1,562		—		15,245
Other non-current liabilities		535		624		4,466		—		5,625

Total non-current liabilities		14,218		624		6,028		—		20,870

Total liabilities	Ps.	28,054		40,032		21,014		(50,208)		38,892

Equity:
Equity attributable to equity holders of the parent		62,875		6,532		72,262		(78,794)		62,875
Non-controlling interest in consolidated subsidiaries		—		—		2,560		—		2,560

Total equity		62,875		6,532		74,822		(78,794)		65,435

Total liabilities and equity	Ps.	90,929	Ps.	46,564	Ps.	95,836	Ps.	(129,002)	Ps.	104,327

	Parent		Wholly-owned guarantor Subsidiary		Combined non-guarantor subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2012
Total revenues	Ps.	13,273	Ps.	51,180	Ps.	113,820	Ps.	(30,534)	Ps.	147,739
Cost of goods sold		—		25,995		55,022		(1,908)		79,109

Gross profit		13,273		25,185		58,798		(28,626)		68,630
Administrative expenses		166		7,909		5,907		(7,765)		6,217
Selling expenses		—		11,635		36,430		(7,842)		40,223
Other expenses, net		45		38		869		—		952
Interest expense (income)		(85)		3,897		(2,281)		—		1,531
Foreign exchange gain (loss), net		424		(25)		(127)		—		272
Other financing revenues (cost), net		32		(20)		1		—		13
Income taxes		269		958		5,047		—		6,274
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes		—		1,389		170		(1,379)		180

Consolidated net income	Ps.	13,334	Ps.	2,092	Ps.	12,870	Ps.	(14,398)	Ps.	13,898

Attributable to:
Equity holders of the parent	Ps.	13,334	Ps.	2,092	Ps.	12,305	Ps.	(14,398)	Ps.	13,333
Non-controlling interest		—		—		565		—		565

Consolidated net income	Ps.	13,334	Ps.	2,092	Ps.	12,870	Ps.	(14,398)	Ps.	13,898

	Parent		Wholly-owned guarantor subsidiary		Combined non-guarantor subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2011

Total revenues	Ps.	11,124		43,015		94,308		(25,223)		123,224
Cost of goods sold		—		21,982		45,803		(1,092)		66,693

Gross profit		11,124		21,033		48,505		(24,131)		56,531
Administrative expenses		146		6,192		5,040		(6,238)		5,140
Selling expenses		—		10,178		28,695		(6,780)		32,093
Other (income) expenses, net		(15)		12		1,378		—		1,375
Interest (income) expenses		(242)		3,585		(2,230)		—		1,113
Foreign exchange (loss) gain, net		(480)		(16)		557		—		61
Other financing (cost) revenues, net		(144)		6		61		—		(77)
Income taxes		(51)		720		4,998		—		5,667
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes		—		1,386		85		(1,385)		86

Consolidated net income	Ps.	10,662	Ps.	1,722	Ps.	11,327	Ps.	(12,498)	Ps.	11,213

Attributable to:
Equity holders of the parent	Ps.	10,662	Ps.	1,722	Ps.	10,776	Ps.	(12,498)	Ps.	10,662
Non-controlling interest		—		—		551		—		551

Consolidated net income	Ps.	10,662	Ps.	1,722	Ps.	11,327	Ps.	(12,498)	Ps.	11,213

	Parent		Wholly-owned guarantor Subsidiary		Combined Non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating statements of comprehensive income For the year ended December 31, 2012
Consolidated net income	Ps.	13,334	Ps.	2,092	Ps.	12,870	Ps.	(14,398)	Ps.	13,898

Other comprehensive income:
Unrealized gain on available-for sale securities, net of taxes		(2)		—		(2)		2		(2)
Valuation of the effective portion of derivative financial instruments, net of taxes		(179)		(168)		(167)		313		(201)
Exchange differences on translation of foreign operations		(2,055)		—		(2,361)		2,055		(2,361)
Remeasurements of the net defined benefit liability, net of taxes		(131)		—		(125)		131		(125)

Total comprehensive (loss) income, net of tax		(2,367)		(168)		(2,655)		2,501		(2,689)

Consolidated comprehensive income for the year, net of tax	Ps.	10,967	Ps.	1,924	Ps.	10,215	Ps.	(11,897)	Ps.	11,209

Attributable to:

Equity holders of the parent	Ps.	10,967	Ps.	1,924	Ps.	9,973	Ps.	(11,897)	Ps.	10,967
Non-controlling interest		—		—		242		—		242

Consolidated comprehensive income for the year, net of tax	Ps.	10,967	Ps.	1,924	Ps.	10,215	Ps.	(11,897)	Ps.	11,209

	Parent		Wholly-owned guarantor Subsidiary		Combined Non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating statements of comprehensive income For the year ended December 31, 2011
Consolidated net income	Ps.	10,662	Ps.	1,722	Ps.	11,327	Ps.	(12,498)	Ps.	11,213

Other comprehensive income:
Unrealized gain on available-for sale securities, net of taxes		4		—		4		(4)		4
Valuation of the effective portion of derivative financial instruments, net of taxes		27		188		(180)		(38)		(3)
Exchange differences on translation of foreign operations		4,073		—		4,073		(4,073)		4,073
Remeasurements of the net defined benefit liability, net of taxes		(14)		—		(6)		14		(6)

Total comprehensive (loss) income, net of tax		4,090		188		3,891		(4,101)		4,068

Consolidated comprehensive income for the year, net of tax	Ps.	14,752	Ps.	1,910	Ps.	15,218	Ps.	(16,599)	Ps.	15,281

Attributable to:

Equity holders of the parent	Ps.	14,752	Ps.	1,910	Ps.	14,689	Ps.	(16,599)	Ps.	14,752
Non-controlling interest		—		—		529		—		529

Consolidated comprehensive income for the year, net of tax	Ps.	14,752	Ps.	1,910	Ps.	15,218	Ps.	(16,599)	Ps.	15,281

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31, 2012
Cash flows from operating activities:
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	Ps.	13,603	Ps.	1,661	Ps.	17,747	Ps.	(13,019)	Ps.	19,992
Non-cash items		(13,855)		1,104		4,601		15,782		7,632
Changes in working capital		(32)		2,333		(6,275)		—		(3,974)

Net cash flows from operating activities		(284)		5,098		16,073		2,763		23,650

Investing activities:
Acquisitions		(1,221)		—		107		—		(1,114)
Proceeds from the sale of marketable securities		—		—		273		—		273
Interest received		1,993		241		5,067		(6,877)		424
Acquisition of long-lived assets, net		—		(2,810)		(6,638)		—		(9,448)
Acquisition of intangible assets and other investing activities		—		6,780		(4,398)		(3,037)		(655)
Investments in shares		29		—		(498)		—		(469)
Dividends received		5,085		—		—		(5,085)		—

Net cash flows (used in) from investing activities		5,886		4,211		(6,087)		(14,999)		(10,989)

Financing activities:
Proceeds from borrowings		11,837		—		4,592		—		16,429
Repayment of borrowings		(3,394)		—		(5,070)		—		(8,464)
Interest paid		(1,761)		(4,137)		(2,673)		6,877		(1,694)
Dividends paid		(5,625)		(4,838)		(356)		5,085		(5,734)
Acquisition of non-controlling interests		—		—		(6)		—		(6)
Other financing activities		3,623		—		(4,368)		274		(471)

Net cash flows from / (used in) financing activities		4,680		(8,975)		(7,881)		12,236		60

Net increase (decrease) in cash and cash equivalents		10,282		334		2,105		—		12,721
Initial balance of cash and cash equivalents		4,046		629		7,168		—		11,843
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		66		(27)		(1,381)		—		(1,342)

Ending balance of cash and cash equivalents	Ps.	14,394	Ps.	936	Ps.	7,892	Ps.	—	Ps.	23,222

	Parent		Wholly-owned Guarantor Subsidiary		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31, 2011
Cash flows from operating activities:
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	Ps.	10,611	Ps.	1,056	Ps.	16,240	Ps.	(11,113)	Ps.	16,794
Non-cash items		(10,726)		725		2,307		13,550		5,856
Changes in working capital		(27)		1,935		(10,665)		—		(8,757)

Net cash flows (used in) from operating activities		(142)		3,716		7,882		2,437		13,893

Investing activities:
Acquisitions		(4,326)		—		—		—		(4,326)
Purchase of marketable securities		—		—		(326)		—		(326)
Interest received		2,195		315		5,195		(7,066)		639
Acquisition of long-lived assets, net		—		(1,836)		(4,644)		—		(6,480)
Acquisition of intangible assets and other investing activities		(671)		5,294		(1,516)		(4,191)		(1,084)
Investments in shares		(4,327)		(4,504)		—		8,211		(620)
Dividends received		3,605		—		—		(3,605)		—

Net cash flows (used in) from investing activities		(3,524)		(731)		(1,291)		(6,651)		(12,197)

Financing activities:
Proceeds from borrowings		5,000		—		1,934		—		6,934
Repayment of borrowings		—		7		(2,740)		—		(2,733)
Interest paid		(939)		(3,900)		(3,807)		7,066		(1,580)
Dividends paid		(4,359)		(3,186)		(426)		3,605		(4,366)
Acquisition of non-controlling interests		—		—		(115)		—		(115)
Proceeds from issue of share capital		—		4,344		3,867		(8,211)		—
Other financing activities		989		—		(3,955)		1,754		(1,212)

Net cash flows (used in) from financing activities		691		(2,735)		(5,242)		4,214		(3,072)

Net (decrease) increase in cash and cash Equivalents		(2,975)		250		1,349		—		(1,376)
Initial balance of cash and cash Equivalents		6,620		395		5,127		—		12,142
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		401		(16)		692		—		1,077

Ending balance of cash and cash equivalents	Ps.	4,046	Ps.	629	Ps.	7,168	Ps.	—	Ps.	11,843

note 30. Subsequent Events

Effective January 25, 2013, the Company finalized the acquisition of 51% of Coca-Cola Bottlers Philippines, Inc. (CCBPI) for an amount of $688.5 in an all-cash transaction. As part of the agreement, Coca-Cola FEMSA has an option to acquire the remaining 49% of CCBPI at any time during the seven years following the closing and has a put option to sell its ownership to The Coca-Cola Company any time during year six .The results of CCBPI will be recognized by the Company using the equity method, given certain substantive participating rights of the Coca-Cola Company in the operations of the bottler.

On January 17, 2013, the Company and Grupo Yoli, S.A. de C.V. (“Grupo Yoli”) agreed to merge their beverage divisions. Grupo Yoli beverage division operates mainly in the state of Guerrero, as well as in part of the state of Oaxaca, Mexico. The merger agreement was approved by both Coca-Cola FEMSA’s and Grupo Yoli’s Boards of Directors as well as by The Coca-Cola Company and is subject to the approval of the Comisión Federal de Competencia the Mexican antitrust authority. The transaction will involve the issuance of approximately 42.4 million of the Company’s newly issued series L shares and in addition the Company will assume Ps. 1,009 in net debt. This transaction is expected to be completed during the first semester of 2013.

In February 2013, the Venezuelan government announced a devaluation of its official exchange rates from 4.30 to 6.30 bolivars per U.S. dollar. The exchange rate that will be used to translate the Company’s financial statements to its reporting currency beginning February 2013 pursuant to the applicable accounting rules will be 6.30 bolivars per U.S. dollar. As a result of this devaluation, the balance sheet of the Company’s Venezuelan subsidiary reflected a reduction in shareholders’ equity of approximately Ps. 3,500 which will be accounted for at the time of the devaluation in February 2013.

On February 26, 2013, the Company’s Board of Directors agreed to propose an ordinary dividend of Ps.2.90 per share to be paid in installments of Ps.1.45 per share on each of May 2, 2013 and November 5, 2013. This dividend was approved at the Annual Shareholders meeting on March 5, 2013.