Form 20-F
period 2013-12-31
COCA COLA FEMSA SAB DE CV
filed 2014-04-11
CIK 910631

As filed with the Securities and Exchange Commission on April 11, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission file number 1-12260

Coca-Cola FEMSA, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,

Santa Fe Cuajimalpa,

Cuajimalpa de Morelos,

05348, México, D.F., México

(Address of principal executive offices)

Alfredo Fernández Espinosa

Calle Mario Pani No. 100,

Santa Fe Cuajimalpa,

Cuajimalpa de Morelos,

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each class of capital or common stock as of December 31, 2013 was:

992,078,519	Series A shares, without par value
583,545,678	Series D shares, without par value
497,298,032	Series L shares, without par value

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

-i-

(continued)

-ii-

INTRODUCTION

References

Unless the context otherwise requires, the terms “Coca-Cola FEMSA,” “our company,” “we,” “us” and “our” are used in this annual report to refer to Coca-Cola FEMSA, S.A.B. de C.V. and its subsidiaries on a consolidated basis.

References herein to “U.S. dollars,” “US$,” “dollars” or “$” are to the lawful currency of the United States of America. References herein to “Mexican pesos” or “Ps.” are to the lawful currency of the United Mexican States, or Mexico.

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

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.13.10 to US$1.00, the exchange rate for Mexican pesos on December 31, 2013, the last day in 2013 for which information is available, according to the U.S. Federal Reserve Board. On April 4, 2014, this exchange rate was Ps.13.03 to US$1.00. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since January 1, 2009.

To the extent that estimates are contained in this annual report, we believe such estimates, which are based on internal data, are reliable. Amounts in this annual report are rounded, and the totals may therefore not precisely equal the sum of the numbers presented.

Sources

Certain information contained in this annual report has been computed based upon statistics prepared by the Instituto Nacional de Estadística y Geografía of Mexico (the National Institute of Statistics and Geography, or INEGI), the Federal Reserve Bank of New York, the U.S. Federal Reserve Board, the Banco de México (the Central Bank of Mexico), the Comisión Nacional Bancaria y de Valores of Mexico (the National Banking and Securities Commission, or the CNBV), local entities in each country and upon our estimates.

Forward-Looking Information

This annual report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to, effects on our company from changes in our relationship with The Coca-Cola Company, movements in the prices of raw materials, competition, significant developments in economic or political conditions in Latin America, including changes in currency exchange and interest rates, our ability to successfully integrate mergers and acquisitions we have completed in recent years, or changes in our regulatory environment. Accordingly, we caution readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IASB, referred to herein as “IFRS.” Our date of transition to IFRS was January 1, 2011. Our consolidated financial statements as of and for the years ended December 31, 2012 and 2011 were our first set of financial statements prepared in accordance with IFRS. We have not included in this annual report selected consolidated financial data as of and for the years ended December 31, 2009 and 2010. Based on our recent adoption and transition to IFRS, we have not prepared consolidated financial statements as of and for the years ended December 31, 2009 and 2010 in accordance with IFRS and therefore are unable to present selected financial data for these years without unreasonable effort and expense.

This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2013 and 2012 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2013, 2012 and 2011. Our consolidated financial statements as of and for the years ended December 31, 2013, 2012 and 2011 were prepared in accordance with IFRS.

Pursuant to IFRS, the information presented in this annual report presents financial information for 2013, 2012 and 2011 in nominal terms that has been presented in Mexican pesos, taking into account local inflation of each hyperinflationary economic environment and converting from local currency to Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country categorized as a hyperinflationary economic environment. As of December 31, 2013, Venezuela was the only country of the countries in which we operate with a hyperinflationary economic environment. See Note 3 to our consolidated financial statements. For each non-hyperinflationary economic environment, local currency is converted to Mexican pesos using the year-end exchange rate for assets and liabilities, the historical exchange rate for equity and the average exchange rate for the income statement.

Our non-Mexican subsidiaries maintain their accounting records in the currency and in accordance with accounting principles generally accepted in the country where they are located. For presentation in our consolidated financial statements, we adjust these accounting records into IFRS and report in Mexican pesos under these standards.

Except when specifically indicated, information in the annual report on Form 20-F is presented as of December 31, 2013 and does not give effect to any transaction subsequent to that date.

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

	Year Ended December 31,
	2013(1)		2013(2)	2012(3)	2011(4)
	(in millions of Mexican pesos or millions of U.S. dollars, except ratio, share and per share data)
Income Statement Data:
IFRS
Total revenues	US$	11,911	Ps.156,011	Ps.147,739	Ps.123,224
Cost of goods sold		6,343	83,076	79,109	66,693

Gross profit		5,568	72,935	68,630	56,531
Administrative expenses		495	6,487	6,217	5,140
Selling expenses		3,423	44,828	40,223	32,093
Other income		36	478	545	685
Other expenses		85	1,101	1,497	2,060
Interest expenses		255	3,341	1,955	1,729
Interest income		50	654	424	616
Foreign exchange (loss) gain, net		(56)	(739)	272	61
(Loss) gain on monetary position for subsidiaries in hyperinflationary economies		(29)	(393)	—	61
Market value (gain) loss on financial instruments		(4)	(46)	(13)	138

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		1,315	17,224	19,992	16,794
Income taxes		437	5,731	6,274	5,667
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes		22	289	180	86

Consolidated net income		900	11,782	13,898	11,213
Equity holders of the parent		882	11,543	13,333	10,662
Non-controlling interest		18	239	565	551

Consolidated net income		900	11,782	13,898	11,213

Ratio to Revenues (%)
Gross margin			46.7	46.5	45.9
Net income margin			7.6	9.4	9.1

Balance Sheet Data:
IFRS
Cash and cash equivalents	US$	1,169	Ps.15,306	Ps.23,222	Ps.11,843
Marketable securities		—	—	12	330
Accounts receivable, net, Inventories, Recoverable taxes, Other current financial assets and Other current assets		2,132	27,925	22,663	20,551

Total current assets		3,301	43,231	45,897	32,724
Investment in associates and joint ventures		1,280	16,767	5,352	3,656
Property, plant and equipment, net		3,954	51,785	42,517	38,102

	Year Ended December 31,
	2013(1)	2013(2)	2012(3)	2011(4)
	(in millions of Mexican pesos or millions of U.S. dollars, except ratio, share and per share data)
Intangible assets, net	7,556	98,974	67,013	62,163
Deferred tax assets, Other non-current financial assets and Other non-current assets, net	451	5,908	5,324	5,093

Total assets	16,542	216,665	166,103	141,738

Bank loans and notes payable	38	495	4,194	638
Current portion of non-current debt	236	3,091	945	4,902
Interest payable	25	324	194	206
Suppliers, Accounts payable, Taxes payable and Other current financial liabilities	2,174	28,488	24,217	20,029

Total current liabilities	2,473	32,398	29,550	25,775
Bank loans and notes payable	4,342	56,875	24,775	16,821
Post-employment and other non-current employee benefits, Deferred tax liabilities, Other non-current financial liabilities and Provisions and other non-current liabilities	782	10,239	6,950	6,061

Total non-current liabilities	5,124	67,114	31,725	22,882

Total liabilities	7,597	99,512	61,275	48,657

Total equity	8,945	117,153	104,828	93,081
Equity attributable to equity holders of the parent	8,636	113,111	101,649	90,028
Non-controlling interest in consolidated subsidiaries	309	4,042	3,179	3,053

Financial Ratios (%)
Current(5)		1.33	1.55	1.27
Leverage(6)		0.85	0.58	0.52
Capitalization(7)		0.35	0.23	0.20
Coverage(8)		8.22	15.45	12.48

Share Data
A Shares		992,078,519	992,078,519	992,078,519
D Shares		583,545,678	583,545,678	583,545,678
L Shares		497,298,032	454,920,107	409,829,732
Number of outstanding shares		2,072,922,229	2,030,544,304	1,985,453,929

Data per share (U.S. dollars and Mexican pesos)
Book Value(9)	4.17	54.57	50.06	45.34
Earnings per share(10)	0.43	5.61	6.62	5.72
Ratio of Earnings to Fixed Charges(11)		5.71	9.81	8.09

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps.13.10 to US$1.00 solely for the convenience of the reader.
(2)

Includes results of Coca-Cola Bottlers Philippines, Inc., or CCBPI, from February 2013 using the equity method, results of Grupo Yoli, S.A. de C.V., or Grupo Yoli, from June 2013, Companhia Fluminense de Refrigerantes, or Companhia Fluminense, from September 2013 and Spaipa S.A. Industria Brasileira de Bebidas, or Spaipa, from November 2013. See “Item 4—Information on the Company—The Company—Corporate History.”

(3)	Includes results of Grupo Fomento Queretano, S.A.P.I. de C.V., or Grupo Fomento Queretano, from May 2012. See “Item 4—Information on the Company—The Company—Corporate History.”
(4)

Includes results of Administradora Acciones del Noreste, S.A.P.I. de C.V., or Grupo Tampico, from October 2011 and from Corporación de los Angeles, S.A. de C.V., or Grupo CIMSA, from December 2011. See Item 4—Information on the Company—The Company—Corporate History.”

(5)	Computed by dividing Total current assets by Total current liabilities.
(6)	Computed by dividing Total liabilities by Total equity.
(7)

Computed by adding Current bank loans and notes payable, Current portion of non-current debt and Non-current bank loans and notes payable, and dividing such sum by the sum of Total equity and Non-current bank loans and notes payable.

(8)	Computed by dividing Net cash flows from operating activities by the difference between Interest expense and Interest income.
(9)	Based on 2,072.92 million, 2,030.54 million and 1,985.45 million ordinary shares as of December 31, 2013, 2012 and 2011, respectively.

(10)	Computed of the basis of the weighted average number of shares outstanding during the period: 2,056.20 million, 2,015.14 million and 1,865.55 million in 2013, 2012 and 2011, respectively.
(11)	Exhibit 7.2 to this annual report on Form 20-F includes a calculation of Ratio of Earnings to Fixed Charges.

DIVIDENDS AND DIVIDEND POLICY

The following table sets forth the nominal amount in Mexican pesos of dividends declared and paid per share each year and the U.S. dollar amounts on a per share basis actually paid to holders of American Depositary Shares, which we refer to as ADSs, on each of the respective payment dates.

Fiscal Year with Respect to which Dividend was Declared	Date Dividend Paid	Mexican Pesos per Share (Nominal)	U.S. Dollars per Share(1)
2010	April 27, 2011	2.360	0.204
2011	May 30, 2012	2.770	0.121
2012(2)	May 2, 2013 and	1.450	0.119
	November 5, 2013	1.450	0.112
2013(3)	May 2, 2014(4) and	1.450		(5)
	November 5, 2014(4)	1.450		(5)

(1)	Expressed in U.S. dollars using the exchange rate applicable when the dividend was paid.
(2)	The dividend payment for the fiscal year 2012 was divided into two equal payments.
(3)

The dividend payment declared for the fiscal year 2013 was divided into two equal payments. The first payment is estimated to be payable on May 2, 2014, and the second payment is estimated to be payable on November 5, 2014.

(4)	Estimated payment date since dividends for 2013 have not been paid at the time of this annual report.
(5)	Since dividends for 2013 have not been paid at the time of this annual report, the U.S. dollar per share amount has not been determined.

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

Period	Exchange Rate
	High	Low	Average(1)	End of Period
2009	Ps.15.41	Ps.12.63	Ps.13.58	Ps.13.06
2010	13.19	12.16	12.64	12.38
2011	14.25	11.51	12.43	13.95
2012	14.37	12.63	13.14	12.96
2013	13.43	11.98	12.76	13.10

Source: U.S. Federal Reserve Board.

(1)	Average month-end rates.

	Exchange Rate
	High	Low	End of Period
2012:
First Quarter	Ps.13.75	Ps.12.63	Ps.12.81
Second Quarter	14.37	12.73	13.41
Third Quarter	13.72	12.74	12.86
Fourth Quarter	13.25	12.71	12.96

2013:
First Quarter	Ps.12.88	Ps.12.32	Ps.12.32
Second Quarter	13.41	11.98	12.99
Third Quarter	13.43	12.50	13.16
Fourth Quarter	13.25	12.77	13.10

October	13.25	12.77	13.00
November	13.24	12.87	13.11
December	13.22	12.85	13.10

2014:
January	13.46	13.00	13.36
February	13.51	13.20	13.23
March	13.33	13.06	13.06

Source: U.S. Federal Reserve Board.

On April 4, 2014, the exchange rate was Ps.13.03 to US$1.00, according to the U.S. Federal Reserve Board.

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

Substantially all of our sales are derived from sales of Coca-Cola trademark beverages. We produce, market, sell and distribute Coca-Cola trademark beverages through standard bottler agreements in certain territories in the countries in which we operate, which we refer to as “our territories.” See “Item 4. Information on the Company—The Company—Our Territories.” Through its rights under our bottler agreements and as a large shareholder, The Coca-Cola Company has the right to participate in the process for making important decisions related to our business.

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

We depend on The Coca-Cola Company to continue with our bottler agreements. As of December 31, 2013, we had nine bottler agreements in Mexico: (i) the agreements for Mexico’s Valley territory, which expire in April 2016 and June 2023, (ii) the agreements for the Central territory, which expire in August 2014 (two agreements), May 2015 and July 2016, (iii) the agreement for the Northeast territory, which expires in September 2014, (iv) the agreement for the Bajio territory, which expires in May 2015, and (v) the agreement for the Southeast territory, which expires in June 2023. As of December 31, 2013, we had four bottler agreements in Brazil, two expiring in October 2017 and the other two expiring in April 2024. Our bottler agreements with The Coca-Cola Company will expire for our territories in other countries as follows: Argentina in September 2014; Colombia in June 2014; Venezuela in August 2016; Guatemala in March 2015; Costa Rica in September 2017; Nicaragua in May 2016 and Panama in November 2014. All of our bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew the applicable agreement. In addition, these agreements generally may be terminated in the case of material breach. See “Item 4. Information on the Company—Bottler Agreements.” Termination would prevent us from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on our business, financial condition, results and prospects.

The Coca-Cola Company and FEMSA have substantial influence on the conduct of our business, which may result in us taking actions contrary to the interests of our remaining shareholders.

The Coca-Cola Company and Fomento Económico Mexicano, S.A.B. de C.V., which we refer to as FEMSA, have substantial influence on the conduct of our business. As of April 4, 2014, The Coca-Cola Company indirectly owned 28.1% of our outstanding capital stock, representing 37.0% of our capital stock with full voting rights. The Coca-Cola Company is entitled to appoint five of our maximum of 21 directors and the vote of at least two of them is required to approve certain actions by our board of directors. As of April 4, 2014, FEMSA indirectly owned 47.9% of our outstanding capital stock, representing 63.0% of our capital stock with full voting rights. FEMSA is entitled to appoint 13 of our maximum of 21 directors and all of our executive officers. The Coca-Cola Company and FEMSA together, or only FEMSA in certain circumstances, have the power to determine the outcome of all actions requiring approval by our board of directors, and FEMSA and The Coca-Cola Company together, or only FEMSA in certain circumstances, have the power to determine the outcome of all actions requiring approval of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.” The interests of The Coca-Cola Company and FEMSA may be different from the interests of our remaining shareholders, which may result in us taking actions contrary to the interests of our remaining shareholders.

Changes in consumer preference and public concern about health related issues could reduce demand for some of our products.

The non-alcoholic beverage industry is evolving as a result of, among other things, changes in consumer preferences and regulatory actions. There have been different plans and actions adopted in recent years by governmental authorities in some of the countries where we operate that have resulted in increased taxes or the imposition of new taxes on the sale of beverages containing certain sweeteners, and other regulatory measures, such as restrictions on advertising for some of our products. Moreover, researchers, health advocates and dietary guidelines are encouraging consumers to reduce their consumption of certain types of beverages sweetened with sugar and High Fructose Corn Syrup, or HFCS. In addition, concerns over the environmental impact of plastic may reduce the consumption of our products sold in plastic bottles or result in additional taxes that would adversely affect consumer demand. Increasing public concern about these issues, possible new or increased taxes, regulatory measures and governmental regulations could reduce demand for some of our products which would adversely affect our results. We are currently undertaking a number of strategic initiatives and specific actions to address these concerns. See “Item 4. – The Company– Business Strategy.”

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

We obtain the vast majority of the water used in our production from municipal utility companies and pursuant to concessions to use wells, which are generally granted based on studies of the existing and projected groundwater supply. Our existing water concessions or contracts to obtain water may be terminated by governmental authorities under certain circumstances and their renewal depends on receiving necessary authorizations from local and/or federal water authorities. See “Item 4. Information on the Company—Regulation—Water Supply.” In some of our other territories, our existing water supply may not be sufficient to meet our future production needs, and the available water supply may be adversely affected by shortages or changes in governmental regulations and environmental changes.

We cannot assure you that water will be available in sufficient quantities to meet our future production needs or will prove sufficient to meet our water supply needs.

Increases in the prices of raw materials would increase our cost of goods sold and may adversely affect our results.

In addition to water, our most significant raw materials are (1) concentrate, which we acquire from affiliates of The Coca-Cola Company, (2) sweeteners and (3) packaging materials. Prices for sparkling beverages concentrate are determined by The Coca-Cola Company as a percentage of the weighted average retail price in local currency, net of applicable taxes. The Coca-Cola Company has unilaterally increased concentrate prices in the past and may do so again in the future. We cannot assure you that The Coca-Cola Company will not increase the price of the concentrate for sparkling beverages or change the manner in which such price will be calculated in the future. We may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the pricing of our products or our results. The prices for our remaining raw materials are driven by market prices and local availability, the imposition of import duties and restrictions and fluctuations in exchange rates. We are also required to meet all of our supply needs from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to us. Our sales prices are denominated in the local currency in each country in which we operate, while the prices of certain materials, including those used in the bottling of our products, mainly resin, preforms to make plastic bottles, finished plastic bottles, aluminum cans and HFCS, are paid in or determined with reference to the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the currency of the countries in which we operate. We cannot anticipate whether the U.S. dollar will appreciate or depreciate with respect to such currencies in the future. See “Item 4. Information on the Company—The Company—Raw Materials.”

Our most significant packaging raw material costs arise from the purchase of resin and plastic preforms to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are related to crude oil prices and global resin supply. The average prices that we paid for resin and plastic preforms in U.S. dollars in 2013, as compared to 2012 were lower in Central America, Brazil, Venezuela and Argentina, remained flat in Mexico and were higher in Colombia. We cannot provide any assurance that prices will not increase in future periods. During 2013, average sweetener prices, in almost all of our territories except Costa Rica, Nicaragua and Panama, were lower as compared to 2012 in all of the countries in which we operate. From 2010 through 2013, international sugar prices were volatile due to various factors, including shifting demands, availability and climate issues affecting production and distribution. In all of the countries in which we operate, other than Brazil, sugar prices are subject to local regulations and other barriers to market entry that cause us to pay in excess of international market prices. See “Item 4. Information on the Company—

The Company—Raw Materials.” We cannot assure you that our raw material prices will not further increase in the future. Increases in the prices of raw materials would increase our cost of goods sold and adversely affect our financial performance.

Taxes could adversely affect our business.

The countries in which we operate may adopt new tax laws or modify existing laws to increase taxes applicable to our business.

On January 1, 2014, a general tax reform became effective in Mexico. This reform included the imposition of a new special tax on the production, sale and importation of beverages with added sugar, at the rate of Ps.1.00 per liter. This special tax will have a material adverse effect on our business, financial condition and results of operation; however, we are currently working on taking the necessary measures with respect to our operating structure and portfolio in order to mitigate this negative effect. Moreover, similar to other affected entities in the industry, we have filed constitutional challenges (juicios de amparo) against this special tax. We cannot assure you that these measures will have the desired effect or that we will prevail in our constitutional challenge. In addition, the tax reform in Mexico, as applicable to us, confirmed the income tax rate of 30%, eliminated the corporate flat tax, or IETU, imposed withholding taxes at a rate of 10% on the payment of dividends and capital gains from the sale of shares, limited the total compensation of income tax paid or retained on dividends paid outside of Mexico and limited the total amount that can be deducted from exempt payments to employees.

In Brazil, the federal taxes applied on the production and sale of beverages are based on the national average retail price, calculated based on a yearly survey of each Brazilian beverage brand, combined with a fixed tax rate and a multiplier specific for each different presentation (glass, plastic or can). Commencing on October 1, 2014 through October 1, 2018, the multiplier used to calculate taxes on soft drinks presented in cans and glasses will gradually increase per year from 31.9% and 37.2% to 38.0% and 44.4%, respectively, and the multiplier used to calculate taxes on energy and isotonic drinks presented in cans and glasses will gradually increase per year from 31.9% to 37.5%. The multipliers for other presentations of carbonated soft drinks, energy and isotonic drinks, such as plastic, cups and fountain, will not change.

In 2013, the government of Argentina imposed a withholding tax at a rate of 10% on dividends paid by Argentine companies to non-Argentine stakeholders. Similarly, in 2013, the government of Costa Rica repealed a tax exemption on dividends paid to Mexican residents. Future dividends paid to Mexican residents will be subject to withholding tax at a rate of 15% in Costa Rica.

Our products are also subject to certain taxes in many of the countries in which we operate. Certain countries in Central America, Mexico, Brazil, Venezuela and Argentina also impose taxes on sparkling beverages. See “Item 4. Information on the Company—Regulation—Taxation of Sparkling Beverages.” We cannot assure you that any governmental authority in any country where we operate will not impose new taxes or increase taxes on our products in the future. The imposition of new taxes or increases in taxes on our products may have a material adverse effect on our business, financial condition, prospects and results.

Regulatory developments may adversely affect our business.

We are subject to regulation in each of the territories in which we operate. The principal areas in which we are subject to regulation are water, environment, labor, taxation, health and antitrust. Regulation can also affect our ability to set prices for our products. See “Item 4. Information on the Company—Regulation.” The adoption of new laws or regulations or a stricter interpretation or enforcement thereof in the countries in which we operate may increase our operating costs or impose restrictions on our operations which, in turn, may adversely affect our financial condition, business and results. In particular, environmental standards are becoming more stringent in several of the countries in which we operate, and we are in the process of complying with these standards, although we cannot assure you that in any event we will be able to meet any timelines for compliance established by the relevant regulatory authorities. See “Item 4. Information on the Company—Regulation—Environmental Matters.” Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on our future results or financial condition.

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which we operate. Currently, there are no price controls on our products in any of the territories in which we have operations, except for those in Argentina, where authorities directly supervise two of our products sold through supermarkets as a measure to control inflation, and Venezuela, where the government has imposed price controls on certain products, including bottled water, and has recently imposed a limit on profits earned on the sale of goods, including our products, seeking to maintain price stability of, and equal access to, goods and services. If we exceed such limit on profits, we may be forced to reduce the prices of our products in Venezuela, which would in turn adversely affect our business and results of operations. In addition, consumer protection laws in Venezuela are subject to continuing review and changes, and any such changes may have an adverse impact on us. We cannot assure you that existing or future regulations in Venezuela relating to goods and services will not result in increased limits on profits or a forced reduction of prices affecting our products, which could have a negative effect on our results of operations. The imposition of these restrictions or voluntary price restraints in other territories may have an adverse effect on our results and financial position. See “Item 4.

Information on the Company—Regulation—Price Controls.” We cannot assure you that governmental authorities in any country where we operate will not impose statutory price controls or that we will not need to implement voluntary price restraints in the future.

In May 2012, the Venezuelan government adopted significant changes to labor regulations, which had a negative impact on our business and operations. The principal changes that impacted our operations are: (i) the requirement that employee terminations are now subject to governmental authorization; (ii) retroactive assessments for any modifications to our severance payment system; (iii) a reduction in the maximum daily and weekly working hours (from 44 to 40 weekly); (iv) an increase in mandatory weekly breaks, prohibiting a reduction in salaries as a result of such increase; and (v) the requirement that all third party contractors participating in the manufacturing and sales processes of our products be included in our payroll by no later than May 2015. We are currently in compliance with these labor regulations and expect to include all third party contractors to our payroll by the imposed deadline.

In January 2012, the Costa Rican government approved a decree, which regulates the sale of food and beverages in schools. The decree came into effect in 2012. Enforcement of this law has been gradual since it started in 2012 and until 2014, depending on the specific characteristics of the food and beverage in question. According to the decree, the sale of specific sparkling beverages and still beverages that contain sugar, syrup or HFCS in any type of presentation in schools is prohibited. We are still allowed to sell water and certain still beverages in schools. We cannot assure you that the Costa Rican government will not further restrict sales of other of our products in schools in the future; any such further restrictions could lead to an adverse impact on our results of operations.

Unfavorable results of legal proceedings could have an adverse effect on our results or financial condition.

Our operations have from time to time been and may continue to be subject to investigations and proceedings by antitrust authorities, and litigation relating to alleged anticompetitive practices. We have also been subject to investigations and proceedings on environmental and labor matters. We cannot assure you that these investigations and proceedings will not have an adverse effect on our results or financial condition. See “Item 8. Financial Information—Legal Proceedings.”

Weather conditions may adversely affect our results.

Lower temperatures and higher rainfall may negatively impact consumer patterns, which may result in lower per capita consumption of our beverage offerings. Additionally, adverse weather conditions may affect road infrastructure and points of sale in the territories in which we operate and limit our ability to sell and distribute our products, thus affecting our results.

We conduct business in countries in which we had not previously operated and that presents different or greater risks than certain countries in Latin America.

As a result of the acquisition of 51% of the outstanding shares of CCBPI, we have expanded our geographic reach from Latin America to include the Philippines. The Philippines presents different risks and different competitive pressures than those we face in Latin America. In the Philippines, we are the only beverage company competing across categories, and we face competition in each category. In addition, the per capita income of the population in Philippines is lower than the average per capita income in the countries in which we currently operate, and the distribution and marketing practices in the Philippines differ from our historical practices. We may have to adapt our marketing and distribution strategies to compete effectively. Our inability to compete effectively may have an adverse effect on our future results.

We may not be able to successfully integrate our recent acquisitions and achieve the operational efficiencies and/or expected synergies.

We have and we may continue to acquire bottling operations and other businesses. A key element to achieve the benefits and expected synergies of our recent and future acquisitions and/or mergers is to integrate the operation of acquired or merged businesses into our operations in a timely and effective manner. We may incur unforeseen liabilities in connection with acquiring, taking control of or managing bottling operations and other businesses and may encounter difficulties and unforeseen or additional costs in restructuring and integrating them into our operating structure. We cannot assure you that these efforts will be successful or completed as expected by us, and our business, results and financial condition could be adversely affected if we are unable to do so.

Risks Related to the Series L shares and the ADSs

Holders of our Series L shares have limited voting rights.

Holders of our Series L shares are entitled to vote only in certain circumstances. In general terms, they may elect up to three of our maximum of 21 directors and are only entitled to vote on specific matters, including certain changes in our corporate form, mergers involving our company when our company is the merged entity or when the principal corporate purpose of the merged entity is not related to the corporate purpose of our company, the cancellation of the registration of our shares on the Mexican Stock Exchange or any other foreign stock exchange, and those matters for which the Ley del Mercado de Valores (Mexican Securities Market Law) expressly allows them to vote. As a result, Series L shareholders will not be able to influence our business or operations. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10. Additional Information—Bylaws—Voting Rights, Transfer Restrictions and Certain Minority Rights.”

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

Risks Related to the Countries in Which We Operate

Adverse economic conditions in the countries in which we operate may adversely affect our financial condition and results.

We are a Mexican corporation and our Mexican operations are our single most important geographic territory. We also conduct an important part of our operations in Brazil. For the year ended December 31, 2013, more than 50% of our total revenues were attributable to Mexico and Brazil. In addition to Mexico and Brazil, we conduct operations in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, and Argentina. Our results are affected by the economic and political conditions in the countries where we conduct operations. Some of these economies continue to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in the U.S. economy may affect these economies. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our results and financial condition.

Our business may also be significantly affected by the interest rates, inflation rates and exchange rates of the currencies of the countries in which we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, an increase in interest rates would increase the cost to us of variable rate funding, which constituted approximately 29.2% of our total debt as of December 31, 2013, which would have an adverse effect on our financial position. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Consumer demand, preferences, real prices and the costs of raw materials are heavily influenced by macroeconomic and political conditions in the countries in which we operate. These conditions vary by country and may not be correlated. In Venezuela, for example, we continue to face exchange rate risk as well as scarcity of and restrictions on importing raw materials.

Depreciation of the local currencies of the countries in which we operate relative to the U.S. dollar could adversely affect our financial condition and results.

Depreciation of local currencies relative to the U.S. dollar increases the cost to us of some of the raw materials we acquire, the price of which may be paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars and may therefore negatively affect our results, financial position and equity. Significant fluctuations of local currencies relative to the U.S. dollar have occurred in the past and may continue in the future, negatively affecting our results. See “Item 3. Key Information—Exchange Rate Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Rate Risk.”

According to the U.S. Federal Reserve Board, the Mexican peso exchange rate relative to the U.S. dollar in 2013 registered a low of Ps.11.98 to US$1.00 and a high of Ps.13.43 to US$1.00. As of December 31, 2013, the Mexican peso exchange rate was Ps.13.10 to US$1.00. As of April 4, 2014, the Mexican peso exchange rate was Ps.13.03 to US$1.00.

According to the U.S. Federal Reserve Board, the Brazilian real exchange rate relative to the U.S. dollar in 2013 registered a low of reais 1.95 to US$1.00, and a high of reais 2.45 to US$1.00. As of December 31, 2013, the Brazilian real exchange rate was 2.36 to US$1.00. As of April 4, 2014, the Brazilian real exchange rate was reais 2.24 to US$1.00.

At the end of January 2014, the exchange rate of the Argentine peso registered a devaluation of approximately 20% with respect to the U.S. dollar. As a result of this devaluation, the balance sheet of our subsidiary could reflect a reduction in shareholders’ equity during 2014. As of December 31, 2013, our foreign direct investment in Argentina, using the exchange rate of 6.38 Argentine pesos per U.S. dollar, was Ps.945 million.

Depreciation of other local currencies of the countries in which we operate relative to the U.S. dollar may also potentially increase our operating costs. We have operated under exchange controls in Venezuela since 2003, which limit our ability to remit dividends abroad or make payments other than in local currency and that may increase the real price paid for raw materials and services purchased in local currency. We have historically used the official exchange rate (currently 6.30 bolivars to US$1.00) in our Venezuelan operations; however, in January 2014, the Venezuelan government announced that certain transactions, such as payment of services and payments related to foreign investments in Venezuela, must be settled at an alternative exchange rate determined by the state-run system known as the Sistema Complementario de Administración de Divisas, or SICAD. The SICAD determines this alternative exchange rate based on limited periodic sales of U.S. dollars through auctions. The exchange rate based on the most recent SICAD auction, held on April 4, 2014, and in effect as of April 7, 2014, was 10.00 bolivars to US$1.00. Imports of our raw materials into Venezuela qualify as transactions that may be settled using the official exchange rate of 6.30 bolivars to US$1.00, thus, we will continue to account for these transactions using such official exchange rate. We will recognize in the cumulative translation account in our consolidated financial statements as of March 31, 2014 a reduction in equity as a result of the valuation of our net investment in Venezuela at the SICAD exchange rate (10.70 bolivars to US$1.00 as of March 31, 2014). As of December 31, 2013, our foreign direct investment in Venezuela was Ps.13,788 million (at the official exchange rate of 6.30 bolivars per US$1.00). In addition, in March 2014, the Venezuelan government enacted a new law that authorizes an additional method (known as SICAD II) of exchanging Venezuelan bolivars to U.S. dollars at rates other than the current official exchange and the existing SICAD rates for any other types of transaction different than those described above. As of April 4, 2014, the SICAD II exchange rate was 49.04 bolivars to US$1.00. Future changes in the Venezuelan exchange control regime, and future currency devaluations or the imposition of exchange controls in any of the countries in which we operate could have an adverse effect on our financial position and results.

We selectively hedge our exposure to the U.S. dollar with respect to certain local currencies, our U.S. dollar-denominated debt obligations and the purchase of certain U.S. dollar-denominated raw materials. A severe depreciation of any currency of the countries in which we operate may result in a disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars or other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated indebtedness or obligations in other currencies. While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could institute restrictive exchange rate policies in the future. Currency fluctuations may have an adverse effect on our results, financial condition and cash flows in future periods.

Political and social events in the countries in which we operate may significantly affect our operations.

In July 2012, the presidential election in Mexico led to the election of a new president and political party, Enrique Peña Nieto of the Partido Revolucionario Institucional. Mexico’s new president has implemented and may continue to implement significant changes in laws, public policy and/or regulations that could affect Mexico’s political and economic situation. Any such changes may have an adverse effect on our business. Political disagreements between the executive and the legislative branches in Mexico could result in deadlock and prevent the timely implementation of political and economic reforms. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results.

In April 2013, the presidential election in Venezuela led to the election of a new president, Nicolás Maduro Moros. In April 2014, the presidential election in Costa Rica led to the election of a new president, Luis Guillermo Solís. In 2014, Panama, Colombia and Brazil will hold presidential elections that will lead to the election of new presidents. The new administrations elected or to be elected in the countries in which we operate may implement significant changes in laws, public policy and/or regulations that could affect the political and economic conditions in these countries. Any such changes may have an adverse effect on our business, financial condition or results.

We cannot assure you that political or social developments in any of the countries in which we have operations, such as the recent civil disturbances in Venezuela, over which we have no control, will not have a corresponding adverse effect on the global market or on our business, financial condition or results.

Item 4. Information on the Company

THE COMPANY

Overview

We are the largest franchise bottler of Coca-Cola trademark beverages in the world. We operate in territories in the following countries:

•	Mexico—a substantial portion of central Mexico, the southeast and northeast of Mexico (including the Gulf region).

•	Central America—Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide) and Panama (nationwide).

•	Colombia—most of the country.

•	Venezuela—nationwide.

•	Brazil—a major part of the states of São Paulo and Minas Gerais, the states of Paraná and Mato Grosso do Sul and part of the states of Rio de Janeiro and Goiás.

•	Argentina—Buenos Aires and surrounding areas.

•	Philippines—nationwide (through a joint venture with The Coca-Cola Company).

Our company was organized on October 30, 1991 as a sociedad anónima de capital variable (a variable capital stock corporation) under the laws of Mexico with a duration of 99 years. On December 5, 2006, as required by amendments to the Mexican Securities Market Law, we became a sociedad anónima bursátil de capital variable (a listed variable capital stock corporation). Our legal name is Coca-Cola FEMSA, S.A.B. de C.V. Our principal executive offices are located at Calle Mario Pani No. 100, Colonia Santa Fe Cuajimalpa, Delegación Cuajimalpa de Morelos, 05348, México, D.F., México. Our telephone number at this location is (52-55) 1519-5000. Our website is www.coca-colafemsa.com.

The following is an overview of our operations by consolidated reporting segment in 2013.

Operations by Consolidated Reporting Segment—Overview

Year Ended December 31, 2013

	Total Revenues (millions of Mexican pesos)	Percentage of Total Revenues	Gross Profit (millions of Mexican pesos)	Percentage of Gross Profit
Mexico and Central America(1)	70,679	45.3%	34,941	47.9%
South America(2) (excluding Venezuela)	53,774	34.5%	22,374	30.7%
Venezuela	31,558	20.2%	15,620	21.4%

Consolidated	156,011	100.0%	72,935	100.0%

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama. Includes results of Grupo Yoli from June 2013.
(2)	Includes Colombia, Brazil and Argentina. Includes results of Companhia Fluminense from September 2013 and Spaipa from November 2013.

Corporate History

We are a subsidiary of FEMSA, which also participates in the beer and retail industries. FEMSA participates in the beer industry through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA participates in the retail industry through FEMSA Comercio, operating various small-format chain stores, including OXXO, the largest and fastest-growing chain of stores in Latin America. FEMSA’s operations are supported by FEMSA’s strategic business unit.

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

In June 1993, a subsidiary of The Coca-Cola Company subscribed for 30% of our capital stock in the form of Series D shares for US$195 million. In September 1993, FEMSA sold Series L shares that represented 19% of our capital stock to the public, and we listed these shares on the Mexican Stock Exchange and, in the form of ADSs, on the New York Stock Exchange. In a series of transactions between 1994 and 1997, we acquired territories in Argentina and additional territories in southern Mexico.

In May 2003, we acquired Panamerican Beverages Inc., or Panamco, and began producing and distributing Coca-Cola trademark beverages in additional territories in the central and gulf regions of Mexico and in Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories. As a result of the acquisition, the interest of The Coca-Cola Company in the capital stock of our company increased from 30.0% to 39.6%.

During August 2004, we conducted a rights offering to allow existing holders of our Series L shares and ADSs to acquire newly issued Series L shares in the form of Series L shares and ADSs, respectively, at the same price per share at which FEMSA and The Coca-Cola Company subscribed in connection with the Panamco acquisition.

In November 2006, FEMSA acquired, through a subsidiary, 148,000,000 of our Series D shares from certain subsidiaries of The Coca-Cola Company representing 9.4% of the total outstanding voting shares and 8.0% of the total outstanding equity of Coca-Cola FEMSA, at a price of US$2.888 per share for an aggregate amount of US$427.4 million. With this purchase, FEMSA increased its ownership to 53.7% of our capital stock. Pursuant to our bylaws, the acquired shares were converted from Series D shares to Series A shares.

In November 2007, Administración, S.A.P.I. de C.V., or Administración, a Mexican company owned directly and indirectly by us and The Coca-Cola Company, acquired 100% of the shares of capital stock of Jugos del Valle, S.A.P.I. de C.V., or Jugos del Valle. Jugos del Valle sells fruit juice-based beverages and fruit derivatives. The business of Jugos del Valle in the United States was acquired and sold by The Coca-Cola Company. In 2008, we, The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and Brazilian operations, respectively, of Jugos del Valle. Taking into account the participation held by Grupo Yoli, as of April 4, 2014, we held an interest of 26.2% in the Mexican joint business. In August 2010, we acquired from The Coca-Cola Company, along with other Brazilian Coca-Cola bottlers, Leão Alimentos e Bebidas, Ltda. or Leão Alimentos, manufacturer and distributor of the Matte Leao tea brand. In January 2013, our Brazilian joint business of Jugos del Valle merged with Leão Alimentos. Taking into account our participation and the participations held by Companhia Fluminense and Spaipa, as of April 4, 2014, we held a 26.1% indirect interest in the Matte Leao business in Brazil.

In December 2007 and May 2008, we sold most of our proprietary brands to The Coca-Cola Company. The proprietary brands are now being licensed back to us by The Coca-Cola Company pursuant to our bottler agreements. The December 2007 transaction was valued at US$48 million and the May 2008 transaction was valued at US$16 million. Revenues from the sale of proprietary brands in which we have a significant continuing involvement are deferred and amortized against the related costs of future sales over the estimated sales period.

In May 2008, we entered into a transaction with The Coca-Cola Company to acquire its wholly owned bottling franchise Refrigerantes Minas Gerais, Ltda., or REMIL, located in the State of Minas Gerais in Brazil, for a purchase price of US$364.1 million. We began to consolidate REMIL in our financial statements in June 2008.

In July 2008, we acquired the Agua De Los Angeles bulk water business in the Valley of Mexico (Mexico City and surrounding areas) from Grupo Embotellador CIMSA, S.A. de C.V., at the time one of the Coca-Cola bottling franchises in Mexico, for a purchase price of US$18.3 million. The trademarks remain with The Coca-Cola Company. We subsequently merged Agua De Los Angeles into our bulk water business under the Ciel brand.

In February 2009, we acquired with The Coca-Cola Company the Brisa bottled water business in Colombia from Bavaria, S.A., a subsidiary of SABMiller plc. We acquired the production assets and the distribution territory, and The Coca-Cola Company acquired the Brisa brand. We and The Coca-Cola Company equally shared in paying the purchase price of US$92 million. Following a transition period, in June 2009, we started to sell and distribute the Brisa portfolio of products in Colombia.

In May 2009, we entered into an agreement to manufacture, distribute and sell the Crystal trademark water products in Brazil jointly with The Coca-Cola Company.

In March 2011, we acquired with The Coca-Cola Company, through Compañía Panameña de Bebidas, S.A.P.I. de C.V., Grupo Industrias Lacteas, S.A. (also known as Estrella Azul), a Panamanian conglomerate that participates in the dairy and juice-based beverage categories in Panama. We continue to develop this business with The Coca-Cola Company.

In October 2011, we closed our merger with Grupo Tampico, one of the largest family-owned Coca-Cola bottlers calculated by sales volume in Mexico. This franchise territory operates in the states of Tamaulipas, San Luis Potosí, and Veracruz, as well as in parts of the states of Hidalgo, Puebla and Queretaro. The aggregate enterprise value of this transaction was Ps.9,300 million and we issued a total of 63.5 million new Series L shares in connection with this transaction. We began to consolidate Grupo Tampico in our financial statements in October 2011.

In December 2011, we closed our merger with Grupo CIMSA, and its shareholders, a Mexican family-owned Coca-Cola bottler with operations mainly in the states of Morelos and Mexico, as well as in parts of the states of Guerrero and Michoacán. The aggregate enterprise value of this transaction was Ps.11,000 million and we issued a total of 75.4 million new Series L shares in connection with this transaction. We began to consolidate Grupo CIMSA in our financial statements in December 2011. As part of our merger with Grupo CIMSA, we also acquired a 13.2% equity interest in Promotora Industrial Azucarera, S.A de C.V., or Piasa.

In May 2012, we closed our merger with Grupo Fomento Queretano, one of the oldest family-owned beverage players in the Coca-Cola system in Mexico, with operations mainly in the state of Querétaro, as well as in parts of the states of Mexico, Hidalgo and Guanajuato. The aggregate enterprise value of this transaction was Ps.6,600 million and we issued a total of 45.1 million new Series L shares in connection with this transaction. We began to consolidate Grupo Fomento Queretano in our financial statements in May 2012. As part of our merger with Grupo Fomento Queretano we also acquired an additional 12.9% equity interest in Piasa.

In August 2012, we acquired, through Jugos del Valle, an indirect participation in Santa Clara Mercantil de Pachuca, S.A. de C.V., or Santa Clara, a producer of milk and dairy products in Mexico. As of April 4, 2014, we owned an indirect participation of 26.2% in Santa Clara.

On January 25, 2013, we closed the transaction with The Coca-Cola Company to acquire a 51% non-controlling majority stake in CCBPI for US$688.5 million (Ps.8,904 million) in an all-cash transaction. We have an option to acquire the remaining 49% stake in CCBPI at any time during the seven years following the closing date. We also have a put option to sell our ownership in CCBPI to The Coca-Cola Company commencing on the fifth anniversary of the closing date and ending on the sixth anniversary of the closing date. We currently manage the day-to-day operations of the business; however, during a four year period ending January 25, 2017 the business plan and other operational decisions must be taken jointly with The Coca-Cola Company. We currently recognize the results of CCBPI using the equity method.

Recent Acquisitions

In May 2013, we closed our merger with Grupo Yoli, one of the oldest family-owned Coca-Cola bottlers in Mexico, operating mainly in the state of Guerrero as well as in parts of the state of Oaxaca. Grupo Yoli sold approximately 99 million unit cases in 2012. The aggregate enterprise value of this transaction was Ps.8,806 million and we issued a total of 42.4 million new Series L shares in connection with this transaction. As part of our merger with Grupo Yoli, we also acquired an additional 10.1% equity interest in Piasa for a total ownership above 36.3%. We began consolidating the results of Grupo Yoli in our financial statements in June 2013.

In August 2013, we closed our acquisition of Companhia Fluminense, a family owned franchise that operates in parts of the states of São Paulo, Minas Gerais and Rio de Janeiro in Brazil. Companhia Fluminense sold approximately 56.6 million unit cases (including beer) in the twelve months ended March 31, 2013. The aggregate enterprise value of this transaction was US$448 million and was an all-cash transaction. As part of our acquisition of Companhia Fluminense, we also acquired an additional 1.20% equity interest in Leão Alimentos. We began consolidating the results of Companhia Fluminense in our financial statements in September 2013.

In October 2013, we closed our acquisition of Spaipa, the second largest family owned franchise in Brazil, with operations in the state of Paraná and in parts of the state of São Paulo. Spaipa sold approximately 233.3 million unit cases (including beer) in the twelve months ended June 30, 2013. The aggregate enterprise value of this transaction was US$1,855 million and was an all-cash transaction. As part of our acquisition of Spaipa, we also acquired an additional 5.82% equity interest in Leão Alimentos, for a total ownership of 26.1%, and a 50% stake in Fountain Água Mineral Ltda., a joint venture to develop the water category together with The Coca-Cola Company. We began consolidating the results of Spaipa in our financial statements in November 2013.

Capital Stock

As of April 4, 2014, FEMSA indirectly owned Series A shares equal to 47.9% of our capital stock (63.0% of our capital stock with full voting rights). As of April 4, 2014, The Coca-Cola Company indirectly owned Series D shares equal to 28.1% of the capital stock of our company (37.0% of our capital stock with full voting rights). Series L shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the New York Stock Exchange, constitute the remaining 24.0% of our capital stock.

Business Strategy

We operate with a large geographic footprint in Latin America. In January 2014, we restructured our operations under four new divisions: (1) Mexico and Central America (covering certain territories in Mexico and Guatemala, and all of Nicaragua, Costa Rica and Panama), (2) South America (covering certain territories in Argentina, most of Colombia and all of Venezuela), (3) Brazil (covering a major part of the states of São Paulo and Minas Gerais, the states of Paraná and Mato Grosso do Sul and part of the states of Rio de Janeiro and Goiás), and (4) Asia (covering all of the Philippines through a joint venture with The Coca-Cola Company). Through these divisions, we expect to create a more flexible structure to execute our strategies and extend our track record of growth. Through December 31, 2013, we managed our business under two divisions—Mexico and Central America and South America. With this new business structure, we aligned our business strategies more efficiently, ensuring a faster introduction of new products and categories, and a more rapid and effective design and deployment of commercial models.

One of our goals is to maximize growth and profitability to create value for our shareholders. Our efforts to achieve this goal are based on: (1) transforming our commercial models to focus on our customers’ value potential and using a value-based segmentation approach to capture the industry’s value potential; (2) implementing multi-segmentation strategies in our major markets to target distinct market clusters divided by consumption occasion, competitive intensity and socioeconomic levels; (3) implementing well-planned product, packaging and pricing strategies through different distribution channels; (4) driving product innovation along our different product categories; (5) developing new businesses and distribution channels; and (6) achieving the full operating potential of our commercial models and processes to drive operational efficiencies throughout our company. In furtherance of these efforts, we intend to continue to focus on, among other initiatives, the following:

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

We seek to increase per capita consumption of our products in the territories in which we operate. To that end, our marketing teams continuously develop sales strategies tailored to the different characteristics of our various territories and distribution channels. We continue to develop our product portfolio to better meet market demand and maintain our overall profitability. To stimulate and respond to consumer demand, we continue to introduce new categories, products and presentations. See “—Product and Packaging Mix.” In addition, because we view our relationship with The Coca-Cola Company as integral to our business, we use market information systems and strategies developed with The Coca-Cola Company to improve our business and marketing strategies. See “—Marketing.”

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

We focus on management quality as a key element of our growth strategy and remain committed to fostering the development of quality management at all levels. Our Strategic Talent Management Model is designed to enable us to reach our full potential by developing the capabilities of our employees and executives. This holistic model works to build the skills necessary for our employees and executives to reach their maximum potential, while contributing to the achievement of our short- and long-term objectives. To support this capability development model, our board of directors has allocated a portion of our yearly operating budget to fund these management training programs.

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

In our company we are conscious that weight issues and obesity are worldwide health problems, which need a collective effort for their solution. We believe that neither beverages nor any other product by itself is the direct cause of these problems, as they are complicated issues related to dietary habits and physical activity. However, as industry leaders, we would like to be a part of the solution. That is why we are committed to find, together with public and private institutions of the countries in which we operate, a comprehensive solution to this problem. Through innovation, we have developed new products and expanded the availability of low or zero calorie beverages as well as bottled water. Almost 40% of our product types are calorie free or low calorie beverages. In addition, we inform our consumers through front labeling on nutrient composition and caloric content of our beverages. We have been pioneers in the introduction of the Guideline Daily Amounts (GDA), and we perform responsible advertising practices and marketing. We voluntarily adhere to national and international codes of conduct in advertising and marketing, specifically when targeting children of less than 12 years of age, achieving full compliance with all such codes in all of the countries in which we operate. Moreover, we actively promote exercise, proper nutrition and healthy habits to promote an energetic balance, demonstrating our commitment to encourage physical activity among consumers. In general, more than 395,000 people benefited from our company’s health and physical activity programs, and more than 2.6 million people through physical activity events where we had brand presence during 2013.

At Coca-Cola FEMSA, we pledge to continue working to innovate and take measures to help people lead active and healthy lifestyles.

Equity Method Investment in CCBPI

On January 25, 2013, as part of our efforts to expand our geographic reach, we acquired a 51% non-controlling majority stake in CCBPI. We currently manage the day-to-day operations of the business; however, during a four year period ending January 25, 2017 the business plan and other operational decisions must be taken jointly with The Coca-Cola Company. As of December 31, 2013, our investment under the equity method in CCBPI was Ps.9,398 million. See Notes 10 and 26 to our consolidated financial statements. Our product portfolio in the Philippines consists of Coca-Cola trademark beverages and our total sales volume in 2013 reached 515 million unit cases. The operations of CCBPI are comprised of 20 production plants and serve close to 925,000 customers.

The Philippines has one of the highest per capita consumption rates of Coca-Cola products in the region and presents significant opportunities for further growth. Coca-Cola has been present in the Philippines since the start of the 20th century and since 1912 it has been locally producing Coca-Cola products. The Philippines received the first Coca-Cola bottling and distribution franchise in Asia. Our strategic framework for growth in the Philippines is based on three pillars: portfolio, route to market and supply chain.

Our Territories

The following map shows our territories, giving estimates in each case of the population to which we offer products, the number of retailers of our beverages and the per capita consumption of our beverages as of December 31, 2013:

Central America (Guatemala, Nicaragua, Costa Rica and Panama)
Population: 20.7 million
Retailers: 109.8 thousand
Total beverage per capita consumption:
180.6 eight-ounce servings
Venezuela
Population: 28.9 million
Retailers: 183.9 thousand
Total beverage per capita consumption:
184.8 eight-ounce servings
Mexico
Population: 67.5 million
Retailers: 883.7 thousand
Total beverage per capita consumption:
654.0 eight-ounce servings
Colombia
Population: 43.9 million
Retailers: 401.5 thousand
Total beverage per capita consumption
150.7 eight-ounce servings
Brazil
Population: 72.1 million
Retailers: 292.9 thousand
Total beverage per capita consumption:
253.0 eight-ounce servings
Argentina
Population: 11.9 million
Retailers: 75.5 thousand
Total beverage per capita consumption:
457.3 eight-ounce servings

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

Our Products

We produce, market, sell and distribute Coca-Cola trademark beverages. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters and still beverages (including juice drinks, coffee, teas, milk, value-added dairy and isotonic drinks). The following table sets forth our main brands as of December 31, 2013:

Colas:	Mexico and Central America(1)	South America(2)	Venezuela
Coca-Cola	✓	✓	✓
Coca-Cola Light	✓	✓	✓
Coca-Cola Zero	✓	✓
Coca-Cola Life		✓

Flavored sparkling beverages:	Mexico and Central America(1)	South America(2)	Venezuela
Ameyal	✓
Canada Dry	✓
Chinotto			✓
Crush		✓
Escuis	✓
Fanta	✓	✓
Fresca	✓
Frescolita	✓		✓
Hit			✓
Kist	✓
Kuat		✓
Lift	✓
Mundet	✓
Quatro		✓
Schweppes	✓	✓	✓
Simba		✓
Sprite	✓	✓
Victoria	✓
Yoli	✓

Water:	Mexico and Central America(1)	South America(2)	Venezuela
Alpina	✓
Aquarius(3)		✓
Bonaqua		✓
Brisa		✓
Ciel	✓
Crystal		✓
Dasani	✓
Manantial		✓
Nevada			✓

Other Categories:	Mexico and Central America(1)	South America(2)	Venezuela
Cepita(4)		✓
Del Prado(5)	✓
Estrella Azul(6)	✓
FUZE Tea	✓		✓
Hi-C(7)	✓	✓
Leche Santa Clara(8)	✓
Jugos del Valle(4)	✓	✓	✓
Matte Leao(9)		✓

Other Categories:	Mexico and Central America(1)	South America(2)	Venezuela
Powerade(10)	✓	✓	✓
Valle Frut(11)	✓	✓	✓

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil and Argentina.
(3)	Flavored water. In Brazil, also a flavored sparkling beverage.
(4)	Juice-based beverage.
(5)	Juice-based beverage in Central America.
(6)	Milk and value-added dairy and juices.
(7)	Juice-based beverage. Includes Hi-C Orangeade in Argentina.
(8)	Milk and value-added dairy.
(9)	Ready to drink tea.
(10)	Isotonic drinks.
(11)	Orangeade. Includes Del Valle Fresh in Costa Rica, Nicaragua, Panama, Colombia and Venezuela.

Sales Overview

We measure total sales volume in terms of unit cases. “Unit case” refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product. The following table illustrates our historical sales volume for each of our consolidated territories.

	Sales Volume Year Ended December 31,
	2013(1)	2012(2)	2011(3)
	(millions of unit cases)
Mexico and Central America
Mexico	1,798.0	1,720.3	1,366.5
Central America(4)	155.6	151.2	144.3
South America (excluding Venezuela)
Colombia	275.7	255.8	252.1
Brazil(5)	525.2	494.2	485.3
Argentina	227.1	217.0	210.7
Venezuela	222.9	207.7	189.8

Consolidated Volume	3,204.6	3,046.2	2,648.7

(1)	Includes volume from the operations of Grupo Yoli from June 2013, Companhia Fluminense from September 2013 and Spaipa from November 2013.
(2)	Includes volume from the operations of Grupo Fomento Queretano from May 2012.
(3)	Includes volume from the operations of Grupo Tampico from October 2011 and Grupo CIMSA from December 2011.
(4)	Includes Guatemala, Nicaragua, Costa Rica and Panama.
(5)	Excludes beer sales volume.

Product and Packaging Mix

Out of the more than 116 brands and line extensions of beverages that we sell and distribute, our most important brand, Coca-Cola, together with its line extensions, Coca-Cola Light, Coca-Cola Zero and Coca-Cola Life, accounted for 60.2% of total sales volume in 2013. Our next largest brands, Ciel (a water brand from Mexico and its line extensions), Fanta (and its line extensions), ValleFrut (and its line extensions), and Sprite (and its line extensions) accounted for 12.6%, 4.7%, 2.8% and 2.6%, respectively, of total sales volume in 2013. We use the term line extensions to refer to the different flavors in which we offer our brands. We produce, market, sell and distribute Coca-Cola trademark beverages in each of our territories in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles mainly made of polyethylene terephthalate, which we refer to as PET.

We use the term presentation to refer to the packaging unit in which we sell our products. Presentation sizes for our Coca-Cola trademark beverages range from a 6.5-ounce personal size to a 3-liter multiple serving size. For all of our products excluding water, we consider a multiple serving size as equal to, or larger than, 1.0 liter. In general, personal sizes have a higher price per unit case as compared to multiple serving sizes. We offer both returnable and non-returnable presentations, which allow us to offer portfolio alternatives based on convenience and affordability to implement revenue management strategies and to target specific distribution channels and population segments in our territories. In addition, we sell some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which we refer to as fountain. We also sell bottled water products in bulk sizes, which refer to presentations equal to or larger than 5.0 liters, which have a much lower average price per unit case than our other beverage products.

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

The following discussion analyzes our product and packaging mix by consolidated reporting segment. The volume data presented is for the years 2013, 2012 and 2011.

Mexico and Central America. Our product portfolio consists of Coca-Cola trademark beverages, including the Jugos del Valle line of juice-based beverages. In 2012, we launched FUZE tea in the division. Per capita consumption of our beverage products in Mexico and Central America was 654.0 and 180.6 eight-ounce servings, respectively, in 2013.

The following table highlights historical sales volume and mix in Mexico and Central America for our products:

	Year Ended December 31,
	2013(1)	2012(2)	2011(3)
Total Sales Volume
Total (millions of unit cases)	1,953.6	1,871.5	1,510.8
Growth (%)	4.4	23.9	9.5

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	73.1	73.0	74.9
Water(4)	21.2	21.4	19.7
Still beverages	5.7	5.6	5.4

Total	100.0	100.0	100.0

(1)	Includes volume from the operations of Grupo Yoli from June 2013.
(2)	Includes volume from the operations of Grupo Fomento Queretano from May 2012.
(3)	Includes volume from the operations of Grupo Tampico from October 2011 and Grupo CIMSA from December 2011.
(4)	Includes bulk water volumes.

In 2013, multiple serving presentations represented 66.2% of total sparkling beverages sales volume in Mexico (including Grupo Fomento Queretano and Grupo Yoli), a 10 basis points decrease compared to 2012; and 56.3% of total sparkling beverages sales volume in Central America, a 50 basis points increase compared to 2012. Our strategy is to foster consumption of single serve presentations while maintaining multiple serving volumes. In 2013, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 35.0% in Mexico (including Grupo Fomento Queretano and Grupo Yoli), a 160 basis points increase compared to 2012; and 23.2% in Central America, a 160 basis points decrease compared to 2012.

In 2013, our sparkling beverages volume as a percentage of total sales volume in our Mexico and Central America division (including Grupo Fomento Queretano and Grupo Yoli) increased marginally to 73.1% as compared with 2012.

Total sales volume in our Mexico and Central America division (including Grupo Fomento Queretano and Grupo Yoli) reached 1,953.6 million unit cases in 2013, an increase of 4.4% compared to 1,871.5 million unit cases in 2012. The non-comparable effect of the integration of Grupo Fomento Queretano and Grupo Yoli in Mexico contributed 89.3 million unit cases in 2013 of which 72.2% were sparkling beverages, 9.9% was water, 13.4% were bulk water and 4.5% were still beverages. Excluding the integration of these territories, volume decreased 0.4% to 1,864.2 million unit cases. Organically, our bottled water portfolio grew 5.1%, mainly driven by the performance of the Ciel brand in Mexico. Our still beverage category grew 3.7% mainly due to the performance of the Jugos del Valle portfolio in the division. These increases partially compensated for the flat volumes in sparkling beverages and a 3.5% decline in the bulk water business.

In 2012, multiple serving presentations represented 66.2% of total sparkling beverages sales volume in Mexico (including Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano), a 140 basis points decrease compared to 2011; and 56.1% of total sparkling beverages sales volume in Central America, a 30 basis points increase compared to 2011. In 2012, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 33.7% in Mexico (including Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano), a 200 basis points increase compared to 2011; and 33.6% in Central America, a 190 basis points increase compared to 2011.

In 2012, our sparkling beverages volume as a percentage of total sales volume in our Mexico and Central America division (including Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano) decreased from 74.9% in 2011 to 73.0% in 2012, mainly due to the integration, in 2011, of Grupo Tampico and Grupo CIMSA in Mexico, which have a higher mix of bulk water in their portfolios.

Total sales volume in our Mexico and Central America division (including Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano) reached 1,871.5 million unit cases in 2012, an increase of 23.9% compared to 1,510.8 million unit cases in 2011. The non-comparable effect of the integration of Grupo Fomento Queretano, Grupo Tampico and Grupo CIMSA in Mexico contributed 322.7 million unit cases in 2012 of which 62.5% were sparkling beverages, 5.1% bottled water, 27.9% bulk water and 4.5% still beverages. Excluding the integration of these territories, volume grew 1.9% to 1,538.8 million unit cases. Organically sparkling beverages sales volume increased 2.5% as compared to 2011. The bottled water category, including bulk water, decreased 2.6%. The still beverage category increased 8.9%.

South America (Excluding Venezuela). Our product portfolio in South America consists mainly of Coca-Cola trademark beverages, including the Jugos del Valle line of juice-based beverages in Colombia and Brazil, and the Kaiser beer brands in Brazil, which we sell and distribute.

In 2010, we incorporated ready to drink beverages under the Matte Leao brand in Brazil. During 2011, as part of our continuous effort to develop non-carbonated beverages, we launched Cepita in non-returnable PET bottles and Hi-C, an orangeade, both in Argentina. During 2013, as part of our efforts to foster sparkling beverage per capita consumption in Brazil, we reinforced the 2.0-liter returnable plastic bottle for the Coca-Cola brand and introduced two single-serve 0.2 and 0.3 liter presentations. Per capita consumption of our beverages in Colombia, Brazil and Argentina was 150.7, 253.0 and 457.3 eight-ounce servings, respectively, in 2013.

The following table highlights historical total sales volume and sales volume mix in South America (excluding Venezuela), not including beer:

	Year Ended December 31,
	2013(1)	2012	2011
Total Sales Volume
Total (millions of unit cases)	1,028.1	967.0	948.1
Growth (%)	6.3	2.0	4.3

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	84.1	84.9	85.9
Water(2)	10.1	10.0	9.2
Still beverages	5.8	5.1	4.9

Total	100.0	100.0	100.0

(1)	Includes volume from the operations of Companhia Fluminense from September 2013 and Spaipa from November 2013.
(2)	Includes bulk water volume.

Total sales volume in our South America division, excluding Venezuela, increased 6.3% to 1,028.1 million unit cases in 2013 as compared to 2012, as a result of growth in Colombia and Argentina and the integration of Companhia Fluminense and Spaipa in our Brazilian territories. These effects compensated for an organic volume decline in Brazil. Excluding the non-comparable effect of Companhia Fluminense and Spaipa, volumes remained flat as compared with the previous year. On the same basis, the still beverage category grew 14.3%, mainly driven by the Jugos del Valle line of business in Colombia and Brazil and the performance of FUZE tea in the division. Our bottled water portfolio, including bulk water, increased 3.8% mainly driven by the Bonaqua brand in Argentina and the Brisa brand in Colombia. These increases compensated for a 1.2% decline in the sparkling beverage portfolio.

In 2013, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 37.2% in Colombia, a decrease of 250 basis points as compared to 2012; 22.0% in Argentina, a decrease of 690 basis points and 16.0% in Brazil, excluding the non-comparable effect of Companhia Fluminense and Spaipa, a 170 basis points increase compared to 2012. In 2013, multiple serving presentations represented 66.7%, 85.2% and 72.9% of total sparkling beverages sales volume in Colombia, Argentina and Brazil on an organic basis, respectively.

Total sales volume in our South America division, excluding Venezuela, was 967.0 million unit cases in 2012, an increase of 2.0% compared to 948.1 million unit cases in 2011. Growth in sparkling beverages, mainly driven by sales of the Coca-Cola brand in Argentina and the Fanta brand in Brazil and Colombia, accounted for the majority of the growth during the year. Our growth in still beverages was primarily driven by the Jugos del Valle line of products in Brazil and the Cepita juice brand in Argentina. The growth in sales volume of our water portfolio, including bulk water, was driven mainly by the Crystal brand in Brazil and the Brisa brand in Colombia.

In 2012, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 40.4% in Colombia, remaining flat as compared to 2011; 28.9% in Argentina, an increase of 110 basis points and 14.4% in Brazil, a 150 basis points decrease compared to 2011. In 2012, multiple serving presentations represented 62.9%, 85.2% and 72.5% of total sparkling beverages sales volume in Colombia, Argentina and Brazil, respectively.

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

Venezuela. Our product portfolio in Venezuela consists of Coca-Cola trademark beverages. Per capita consumption of our beverages in Venezuela during 2013 was 184.8 eight-ounce servings. At the end of 2011, we launched Del Valle Fresh, an orangeade, in Venezuela, which contributed significantly to incremental volume growth in this country during 2012. During 2012, we launched two new presentations for our sparkling beverage portfolio: a 0.355-liter non-returnable PET presentation and a 1-liter non-returnable PET presentation.

The following table highlights historical total sales volume and sales volume mix in Venezuela:

	Year Ended December 31,
	2013	2012	2011
Total Sales Volume
Total (millions of unit cases)	222.9	207.7	189.8
Growth (%)	7.3	9.4	(10.0)

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	85.6	87.9	91.7
Water(1)	6.9	5.6	5.4
Still beverages	7.5	6.5	2.9

Total	100.0	100.0	100.0

(1)	Includes bulk water volume.

We have implemented a product portfolio rationalization strategy that allows us to minimize the impact of certain operating disruptions that have been recurrent in Venezuela over the last several years related to difficulties in accessing raw materials due to the delay in obtaining the corresponding import authorizations. In addition, from time to time, we experience operating disruptions due to prolonged negotiations of collective bargaining agreements. Despite these difficulties, our beverage volume increased 7.3% in 2013 as compared to 2012.

Total sales volume increased 7.3% to 222.9 million unit cases in 2013, as compared to 207.7 million unit cases in 2012. The sales volume in the sparkling beverage category grew 4.5%, driven by the strong performance of the Coca-Cola brand, which grew 10.0%. The bottled water business, including bulk water, grew 33.2% mainly driven by the Nevada brand. The still beverage category increased 23.5%, due to the performance of the Del Valle Fresh orangeade and Kapo.

In 2013, multiple serving presentations represented 80.9% of total sparkling beverages sales volume in Venezuela, a 100 basis points increase compared to 2012. In 2013, returnable presentations represented 6.8% of total sparkling beverages sales volume in Venezuela, an 80 basis points decrease compared to 2012.

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

Marketing

We, in conjunction with The Coca-Cola Company, have developed a marketing strategy to promote the sale and consumption of our products. We rely extensively on advertising, sales promotions and retailer support programs to target the particular preferences of our consumers. Our consolidated marketing expenses in 2013, net of contributions by The Coca-Cola Company, were Ps.5,391 million. The Coca-Cola Company contributed an additional Ps.4,206 million in 2013, which mainly includes contributions for coolers, bottles and cases. Through the use of advanced information technology, we have collected customer and consumer information that allow us to tailor our marketing strategies to target different types of customers located in each of our territories and to meet the specific needs of the various markets we serve.

Retailer Support Programs. Support programs include providing retailers with point-of-sale display materials and consumer sales promotions, such as contests, sweepstakes and the giveaway of product samples.

Coolers. Coolers play an integral role in our clients’ plans for success. Increasing both cooler coverage and the number of cooler doors among our retailers is important to ensure that our wide variety of products are properly displayed, while strengthening our merchandising capacity in the traditional sales channel to significantly improve our point-of-sale execution.

Advertising. We advertise in all major communications media. We focus our advertising efforts on increasing brand recognition by consumers and improving our customer relations. National advertising campaigns are designed and proposed by The Coca-Cola Company’s local affiliates in the countries in which we operate, with our input at the local or regional level. Point-of-sale merchandising and advertising efforts are proposed and implemented by us, with a focus on increasing our connection with customers and consumers.

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

Multi-Segmentation. We have implemented a multi-segmentation strategy in all of our markets. These strategies consist of the implementation of different product/price/package portfolios by market cluster or group. These clusters are defined based on consumption occasion, competitive intensity and socio-economic levels, rather than solely on the types of distribution channels.

Client Value Management. We have been transforming our commercial models to focus on our customers’ value potential using a value-based segmentation approach to capture the industry’s potential. We started the rollout of this new model in our Mexico, Central America, Colombia and Brazil operations in 2009. As of the end of 2013, we have covered the totality of the volumes in every operation except for Venezuela and the recently integrated franchises of Grupo Yoli in Mexico and Companhia Fluminense and Spaipa in Brazil.

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

Product Sales and Distribution

The following table provides an overview of our distribution centers and the retailers to which we sell our products:

	Product Distribution Summary as of December 31, 2013
	Mexico and Central America(1)	South America(2)	Venezuela
Distribution centers	176	70	34
Retailers(3)	993,522	769,955	183,879

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil and Argentina.
(3)	Estimated.

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

Mexico. We contract a subsidiary of FEMSA for the transportation of finished products to our distribution centers from our production facilities. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” From the distribution centers, we then distribute our finished products to retailers through our own fleet of trucks.

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

Brazil. In Brazil, we sold 31.9% of our total sales volume through supermarkets in 2013. Also in Brazil, we distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors, while we maintain control over the selling function. In designated zones in Brazil, third-party distributors purchase our products at a discount from the wholesale price and resell the products to retailers.

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

Mexico and Central America. Our principal competitors in Mexico are bottlers of Pepsi products, whose territories overlap but are not co-extensive with our own. We compete with Organización Cultiba, S.A.B. de C.V., a joint venture formed by Grupo Embotelladoras Unidas, S.A.B. de C.V., the former Pepsi bottler in central and southeast Mexico, a subsidiary of PepsiCo, and Empresas Polar, S.A., the leading beer distributor and Pepsi bottler in Venezuela. Our main competition in the juice category in Mexico is Grupo Jumex. In the water category, Bonafont, a water brand owned by Grupo Danone, is our main competition. In addition, we compete with Cadbury Schweppes in sparkling beverages and with other national and regional brands in our Mexican territories, as well as “B brand” producers, such as Ajemex, S.A. de C.V. and Consorcio AGA, S.A. de C.V., that offer various presentations of sparkling and still beverages.

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

South America (excluding Venezuela). Our principal competitor in Colombia is Postobón, a well-established local bottler that sells flavored sparkling beverages (under the brands Postobón and Colombiana), some of which have a wide consumption preference, such as manzana Postobón (apple Postobón), which is the second most popular flavor in the Colombian sparkling beverage industry in terms of total sales volume. Postobón also sells Pepsi products. Postobón is a vertically integrated producer, the owners of which hold other significant commercial interests in Colombia. We also compete with low-price producers, such as the producers of Big Cola, which principally offer multiple serving size presentations in the sparkling and still beverage industry.

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

Venezuela. In Venezuela, our main competitor is Pepsi-Cola Venezuela, C.A., a joint venture formed between PepsiCo and Empresas Polar, S.A., the leading beer distributor in the country. We also compete with the producers of Big Cola in part of this country.

Raw Materials

Pursuant to our bottler agreements, we are authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas, and we are required to purchase in all of our territories for all Coca-Cola trademark beverages concentrate from companies designated by The Coca-Cola Company and sweeteners from companies authorized by The Coca-Cola Company. Concentrate prices for sparkling beverages are determined as a percentage of the weighted average retail price in local currency net of applicable taxes. Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage has historically been set pursuant to periodic negotiations with The Coca-Cola Company.

In the past, The Coca-Cola Company has increased concentrate prices for sparkling beverages in some of the countries in which we operate. Most recently, The Coca-Cola Company informed us that it will gradually increase concentrate prices for sparkling beverages over a five year period in Panama and Costa Rica beginning in 2014. Based on our estimates, we currently do not expect this increase to have a material effect in our results. The Coca-Cola Company may unilaterally increase concentrate prices again in the future and we may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the prices of our products or our results. See “Item 7. Major

Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”

In addition to concentrate, we purchase sweeteners, carbon dioxide, resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for most of our beverages. Our bottler agreements provide that, with respect to Coca-Cola trademark beverages, these materials may be purchased only from suppliers approved by The Coca-Cola Company, including affiliates of FEMSA. Prices for packaging materials and HFCS historically have been determined with reference to the U.S. dollar, although the local currency equivalent in a particular country is subject to price volatility in accordance with changes in exchange rates. Our most significant packaging raw material costs arise from the purchase of resin, plastic preforms to make plastic bottles and finished plastic bottles, which we obtain from international and local producers. The prices of these materials are related to crude oil prices and global resin supply. In recent years we have experienced volatility in the prices we pay for these materials. Across our territories, our average price for resin in U.S. dollars remained flat in 2013 as compared to 2012.

Under our agreements with The Coca-Cola Company, we may use raw or refined sugar or HFCS as sweeteners in our products. Sugar prices in all of the countries in which we operate, other than Brazil, are subject to local regulations and other barriers to market entry that cause us to pay in excess of international market prices for sugar in certain countries. In recent years, international sugar prices experienced significant volatility. Across our territories, our average price for sugar in U.S. dollars decreased approximately 15% in 2013 as compared to 2012.

We categorize water as a raw material in our business. We obtain water for the production of some of our natural spring water products, such as Manantial and Crystal, from spring water pursuant to concessions granted.

None of the materials or supplies that we use is presently in short supply, although the supply of specific materials could be adversely affected by strikes, weather conditions, governmental controls, national emergency situations, water shortages or the failure to maintain our existing water concessions.

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

We purchase all of our cans from Fábricas de Monterrey, S.A. de C.V., known as FAMOSA, and Envases Universales de México, S.A.P.I. de C.V., through Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a cooperative of Coca-Cola bottlers, in which, as of April 4, 2013, we held a 35.0% equity interest. We mainly purchase our glass bottles from EXCO Integral Services, S.A. de C.V. (formerly Compañía Vidriera, S.A. de C.V., or VITRO), FEVISA Industrial, S.A. de C.V., known as FEVISA, and Glass & Silice, S.A. de C.V., (formerly Vidriera de Chihuahua, S.A. de C.V., or VICHISA), a wholly owned subsidiary of Cuauhtémoc Moctezuma Holding, S.A. de C.V. (formerly FEMSA Cerveza), currently a wholly owned subsidiary of the Heineken Group.

We purchase sugar from, among other suppliers, Piasa and Beta San Miguel, S.A. de C.V., both sugar cane producers in which, as of April 4, 2013, we held an approximate 36.3% and 2.7% equity interest, respectively. We purchase HFCS from CP Ingredientes, S.A. de C.V. and Almidones Mexicanos, S.A. de C.V., known as Almex.

Sugar prices in Mexico are subject to local regulations and other barriers to market entry that cause us to pay higher prices than those paid in the international market for sugar. As a result, sugar prices in Mexico have no correlation to international market prices for sugar. In 2013, sugar prices in Mexico decreased approximately 17% as compared to 2012.

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

South America (excluding Venezuela). In Colombia, we use sugar as a sweetener in most of our products, which we buy from several domestic sources. We purchase plastic bottles from Amcor and Tapón Corona de Colombia S.A. We purchase all our glass bottles from Peldar O-I and cans from Crown, both suppliers in which Grupo Ardila Lulle, owners of our competitor Postobón, own a minority equity interest. Glass bottles and cans are available only from these local sources; however, we are currently exploring alternative sources.

Sugar is available in Brazil at local market prices, which historically have been similar to international prices. Sugar prices in Brazil in recent periods have been volatile, mainly due to the increased demand for sugar cane for production of alternative fuels, and our average acquisition cost for sugar in 2013 decreased approximately 5.0% as compared to 2012. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” We purchase glass bottles, plastic bottles and cans from several domestic and international suppliers.

In Argentina, we mainly use HFCS that we purchase from several different local suppliers as a sweetener in our products. We purchase glass bottles, plastic cases and other raw materials from several domestic sources. We purchase plastic preforms, as well as returnable plastic bottles, at competitive prices from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil, and other local suppliers. We also acquire plastic preforms from ALPLA Avellaneda S.A. and other suppliers.

Venezuela. In Venezuela, we use sugar as a sweetener in most of our products, which we purchase mainly from the local market. Since 2003, from time to time, we have experienced a sugar shortage due to lower domestic production and the inability of the predominant sugar importers to obtain permission to import in a timely manner. While sugar distribution to the food and beverages industry and to retailers is controlled by the government, we did not experience any disruptions during 2013 with respect to access to sufficient sugar supply. However, we cannot assure you that we will not experience disruptions in our ability to meet our sugar requirements in the future should the Venezuelan government impose restrictive measures. We buy glass bottles from one local supplier, Productos de Vidrio, S.A., but there are alternative suppliers authorized by The Coca-Cola Company. We acquire most of our plastic non-returnable bottles from ALPLA de Venezuela, S.A. and most of our aluminum cans from a local producer, Dominguez Continental, C.A.

Under current regulations promulgated by the Venezuelan authorities, our ability and that of our suppliers to import some of the raw materials and other supplies used in our production could be limited, and access to the official exchange rate for these items, including, among others, concentrate, resin, aluminum, plastic caps, distribution trucks and vehicles is only achieved by obtaining proper approvals from the relevant authorities.

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

Price Controls

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which we operate. Currently, there are no price controls on our products in any of the territories in which we have operations, except for those in Argentina, where authorities directly supervise two of our products sold through supermarkets as a measure to control inflation, and Venezuela, where the government has imposed price controls on certain products, including bottled water. In addition, in January 2014, the Venezuelan government passed the Ley Orgánica de Precios Justos (Fair Prices Law). This law substitutes both the Ley para la Defensa y Acceso a las Personas a los Bienes y Servicios (Access to Goods and Services Defense Law) and the Ley de Costos y Precios Justos (Fair Costs and Prices Law), which have both been repealed. The purpose of this new law is to establish regulations and administrative processes to impose a limit on profits earned on the sale of goods, including our products, seeking to maintain price stability of, and equal access to, goods and services. The law also creates the National Office of Costs and Prices which main role is to oversee price controls and set maximum retail prices on certain consumer goods and services. Although we believe we are in compliance with this law, consumer protection and price control laws in Venezuela are subject to continuing review and changes, and any such changes may have an adverse impact on us. See “Item 3. Key Information—Risk Factors—Regulatory developments may adversely affect our business.”

Taxation of Sparkling Beverages

All the countries in which we operate, except for Panama, impose a value-added tax on the sale of sparkling beverages, with a rate of 16% in Mexico, 12% in Guatemala, 15% in Nicaragua, 13% in Costa Rica, 16% in Colombia (applied only to the first sale in the supply chain), 12% in Venezuela, 21% in Argentina, and in Brazil 17% in the states of Mato Grosso do Sul and Goiás and 18% in the states of São Paulo, Minas Gerais, Paraná and Rio de Janeiro. The state of Rio de Janeiro also charges an additional 1% as a contribution to a poverty eradication fund. In Brazil the value-added tax is grossed-up and added, along with federal sales tax, at the taxable basis. Also, in Brazil we are responsible for charging and collecting the value-added tax from each of our retailers, based on average retail prices for each state where we operate, defined primarily through a survey conducted by the government of each state and generally updated every six months, which in 2013 represented an average taxation of approximately 15.3% over net sales. In addition, several of the countries in which we operate impose the following excise or other taxes:

•

Mexico imposes an excise tax of Ps.1.00 per liter on the production, sale and importation of beverages with added sugar as of January 1, 2014. This tax is applied only to the first sale and we are responsible for charging and collecting this excise tax.

•	Guatemala imposes an excise tax of 0.18 cents in local currency (Ps.0.3002 as of December 31, 2013) per liter of sparkling beverage.

•

Costa Rica imposes a specific tax on non-alcoholic bottled beverages based on the combination of packaging and flavor, currently assessed at 17.32 colones (Ps.0.4460 as of December 31, 2013) per 250 ml, and an excise tax currently assessed at 6.02 colones (approximately Ps.0.1553 as of December 31, 2013) per 250 ml.

•	Nicaragua imposes a 9.0% tax on consumption, and municipalities impose a 1% tax on our Nicaraguan gross income.

•	Panama imposes a 5.0% tax based on the cost of goods produced and a 10% selective consumption tax on syrups, powders and concentrate.

•

Argentina imposes an excise tax of 8.7% on sparkling beverages containing less than 5.0% lemon juice or less than 10.0% fruit juice, and an excise tax of 4.2% on sparkling water and flavored sparkling beverages with 10.0% or more fruit juice, although this excise tax is not applicable to some of our products.

•

Brazil assesses an average production tax of approximately 9.1% and an average sales tax of approximately 13.5% over net sales. These taxes are fixed by the federal government based on national average retail prices obtained through surveys conducted on a yearly basis. The national average retail price of each product and presentation is multiplied by a fixed rate combined with specific multipliers for each presentation, to obtain a fixed tax per liter, per product and presentation. These taxes are applied only to the first sale and we are responsible for charging and collecting these taxes from each of our retailers.

•	Colombia’s municipalities impose a sales tax that varies between 0.35% and 1.2% of net sales.

•	Venezuela’s municipalities impose a variable excise tax applied only to the first sale that varies between 0.6% and 2.5% of net sales.

Water Supply

In Mexico, we obtain water directly from municipal utility companies and pump water from our own wells pursuant to concessions obtained from the Mexican government on a plant-by-plant basis. Water use in Mexico is regulated primarily by the Ley de Aguas Nacionales de 1992 (as amended, the 1992 Water Law), and regulations issued thereunder, which created the Comisión Nacional del Agua (the National Water Commission). The National Water Commission is in charge of overseeing the national system of water use. Under the 1992 Water Law, concessions for the use of a specific volume of ground or surface water generally run from five to fifty-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request concession terms be extended before the expiration of the same. The Mexican government is authorized to reduce the volume of ground or surface water granted for use by a concession by whatever volume of water is not used by the concessionaire for two consecutive years. However, because the current concessions for each of our plants in Mexico do not match each plant’s projected needs for water in future years, we have successfully negotiated with the Mexican government the right to transfer the unused volume under concessions from certain plants to other plants anticipating greater water usage in the future. Our concessions may be terminated if, among other things, we use more water than permitted or we fail to pay required concession-related fees and do not cure such situations in a timely manner. Although we have not undertaken independent studies to confirm the sufficiency of the existing groundwater supply, we believe that our existing concessions satisfy our current water requirements in Mexico.

In Brazil, we buy water directly from municipal utility companies and we also capture water from underground sources, wells, or surface sources (i.e., rivers), pursuant to concessions granted by the Brazilian government for each plant. According to the Brazilian Constitution, water is considered an asset of common use and can only be exploited for the national interest by Brazilians or companies formed under Brazilian law. Concessionaires and users have the responsibility for any damage to the environment. The exploitation and use of water is regulated by the Código de Mineração (Code of Mining, Decree Law No. 227/67), the Código de Águas Minerais (Mineral Water Code, Decree Law No. 7841/45), the National Water Resources Policy (Law No. 9433/97) and by

regulations issued thereunder. The companies that exploit water are supervised by the Departamento Nacional de Produção Mineiral—DNPM (National Department of Mineral Production) and the National Water Agency in connection with federal health agencies, as well as state and municipal authorities. In the Jundiaí, Marília, Curitiba, Maringá, Porto Real and Belo Horizonte plants, we do not exploit spring water. In the Mogi das Cruzes, Bauru and Campo Grande plants, we have all the necessary permits for the exploitation of spring water.

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

In addition, we obtain water for the production of some of our natural spring water products, such as Manantial and Crystal, from spring water pursuant to concessions granted. See “Item 4. Information on the Company—Regulation—Water Supply.”

We cannot assure that water will be available in sufficient quantities to meet our future production needs, that we will be able to maintain our current concessions or that additional regulations relating to water use will not be adopted in the future in our territories. We believe we are in material compliance with the terms of our existing water concessions and that we are in compliance with all relevant water regulations currently in place. See “Item 3. Key Information—Risk Factors—Water shortages or any failure to maintain existing concessions could adversely affect our business.”

Environmental Matters

In all of our territories, our operations are subject to federal and state laws and regulations relating to the protection of the environment. In Mexico, the principal legislation is the Ley General de Equilibrio Ecológico y Protección al Ambiente (the Federal General Law for Ecological Equilibrium and Environmental Protection), or the Mexican Environmental Law, and the Ley General para la Prevención y Gestión Integral de los Residuos (the General Law for the Prevention and Integral Management of Waste) which are enforced by the Secretaría del Medio Ambiente y Recursos Naturales (the Ministry of the Environment and Natural Resources, or SEMARNAT). SEMARNAT can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Under the Mexican Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances. In particular, Mexican environmental laws and regulations require that we file periodic reports with respect to air and water emissions and hazardous wastes and set forth standards for waste water discharge that apply to our operations. We are also subject to certain minor restrictions on the operation of delivery trucks in Mexico City. We have implemented several programs designed to facilitate compliance with air, waste, noise and energy standards established by current Mexican federal and state environmental laws, including a program that installs catalytic converters and liquid petroleum gas in delivery trucks for our operations in Mexico City. See “—The Company—Product Sales and Distribution.”

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

In our Mexican operations, we established a partnership with The Coca-Cola Company and ALPLA, our supplier of plastic bottles in Mexico, to create Industria Mexicana de Reciclaje (IMER), a PET recycling facility located in Toluca, Mexico. This facility began operations in 2005 and has a recycling capacity of approximately 25,000 metric tons per year from which 15,000 metric tons can be re-used in PET bottles for food packaging purposes. We have also continued contributing funds to a nationwide recycling company, ECOCE, or Ecología y Compromiso Empresarial (Environmentally Committed Companies). In addition, our plants located in Toluca, Reyes, Cuautitlán, Apizaco, San Cristobal, Morelia, Ixtacomitan, Coatepec, Poza Rica, Ojuelos, Pacífico and Cuernavaca have received or are in the process of receiving a Certificado de Industria Limpia (Certificate of Clean Industry).

As part of our environmental protection and sustainability strategies, in December 2009, we, jointly with strategic partners, entered into a wind energy supply agreement with a Mexican subsidiary of the Spanish wind farm developer, GAMESA Energía, S.A., or GAMESA, to supply green energy to our bottling facility in Toluca, Mexico, owned by our subsidiary, Propimex, S. de R.L. de C.V., or Propimex, and to some of our suppliers of PET bottles. The wind farm, which is located in La Ventosa, Oaxaca, is expected to generate approximately 100 thousand megawatt hours annually. The energy supply services began in April 2010. During 2012 and 2013, this wind farm provided us with approximately 88 thousand and 81 thousand megawatt hours, respectively. In 2010, GAMESA sold its interest in the Mexican subsidiary that owned the above mentioned wind farm to Iberdrola Renovables México, S.A. de C.V.

Additionally, several of our subsidiaries have entered into 20-year wind power supply agreements with Energía Alterna Istmeña, S. de R.L. de C.V. and Energía Eólica Mareña, S.A. de C.V. (together, the Mareña Renovables Wind Power Farm) to receive electrical energy for use at our production and distribution facilities throughout Mexico. The Mareña Renovables Wind Farm will be located in the state of Oaxaca and we expect that it will begin operations in 2016. Our Central American operations are subject to several federal and state laws and regulations relating to the protection of the environment, which have been enacted in the last ten years, as awareness has increased in this region about the protection of the environment and the disposal of hazardous and toxic materials, as well as water usage. Our Costa Rica and Panama operations have participated in a joint effort along with the local division of The Coca-Cola Company, Misión Planeta (Mission Planet), for the collection and recycling of non-returnable plastic bottles.

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

Our Venezuelan operations are subject to several Venezuelan federal, state and municipal laws and regulations related to the protection of the environment. The most relevant of these laws are the Ley Orgánica del Ambiente (the Organic Environmental Law), the Ley Sobre Sustancias, Materiales y Desechos Peligrosos (the Substance, Material and Dangerous Waste Law), the Ley Penal del Ambiente (the Criminal Environmental Law) and the Ley de Aguas (the Water Law). Since the enactment of the Organic Environmental Law in 1995, our Venezuelan subsidiary has presented the corresponding authorities with plans to bring our production facilities and distribution centers into compliance with applicable laws, which mainly consist of building or expanding the capacity of water treatment plants in our bottling facilities. Even though we have had to adjust some of the originally proposed timelines due to construction delays, in 2009, we completed the construction and received all the required permits to operate a new water treatment plant in our bottling facility located in the city of Barcelona. At the end of 2011, we concluded the construction of a new water treatment plant in our bottling plant in the city of Valencia, which started operations in February 2012. During 2011, we also commenced construction of a new water treatment plant in our Antimano bottling plant in Caracas, which construction was concluded during the second quarter of 2012. We are also concluding the construction and expansion of our current water treatment plant in our bottling facility in Maracaibo, which we expect to commence operations during the first semester of 2014. In December 2011, we obtained ISO 14000 certification for all of our plants in Venezuela.

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

Our production plant located in Jundiaí has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by the law. The plant has been certified for (i) ISO 9001 since 1993; (ii) ISO 14001 since March 1997; (iii) norm OHSAS 18001 since 2005; (iv) ISO 22000 since 2007; and (v) PAS: 220 since 2010. In

2012, the Jundiaí, Campo Grande, Bauru, Marília, Curitiba, Maringá, Porto Real and Mogi das Cruzes plants were certified in standard FSSC22000.

In Brazil, a municipal regulation of the City of São Paulo, implemented pursuant to Law 13.316/2002, came into effect in May 2008. This regulation requires us to collect for recycling a specified annual percentage of plastic bottles made from PET sold in the City of São Paulo; such percentage increases each year. Beginning in May 2011, we were required to collect for recycling 90% of the PET bottles sold in the City of São Paulo. Currently, we are not able to collect the entire required volume of PET bottles we sell in the City of São Paulo for recycling. Since we do not meet the requirements of this regulation, which we believe to be more onerous than those imposed by the countries with the highest recycling standards, we could be fined and be subject to other sanctions, such as the suspension of operations in any of our plants and/or distribution centers located in the City of São Paulo.

In May 2008, we and other bottlers in the City of São Paulo, through the Associação Brasileira das Indústrias de Refrigerantes e de Bebidas Não-alcoólicas (Brazilian Soft Drink and Non-Alcoholic Beverage Association, or ABIR), filed a motion requesting a court to overturn this regulation due to the impossibility of compliance. In addition, in November 2009, in response to a municipal authority request for us to demonstrate the destination of the PET bottles sold in São Paulo, we filed a motion presenting all of our recycling programs and requesting a more practical timeline to comply with the requirements of the law. In October 2010, the municipal authority of São Paulo levied a fine on our Brazilian operating subsidiary of 250,000 Brazilian reais (approximately Ps.1.3 million as of December 31, 2013) on the grounds that the report submitted by our Brazilian operating subsidiary did not comply with the 75% proper disposal requirement for the period from May 2008 to May 2010. We filed an appeal against this fine, which was denied by the municipal authority in May 2013, and the administrative stage is therefore closed. We are currently evaluating next steps. In July 2012, the State Appellate Court of São Paulo rendered a decision admitting the interlocutory appeal filed on behalf of ABIR in order to suspend the fines and other sanctions to ABIR’s associated companies, including our Brazilian subsidiary, for alleged noncompliance with the recycling municipal regulation up to the final resolution of the lawsuit. We are currently awaiting final resolution of the lawsuit filed on behalf of ABIR.

In August 2010, Law No. 12.305/2010 established the Brazilian National Solid Waste Policy. This policy is based on the principle of shared responsibility between the government, companies and the public, and provides for the post-consumption return of products to companies and requires public authorities to implement waste management programs. This law is regulated by Federal Decree No. 7.404/2010, and was published in December 2010. We are currently discussing with the relevant authorities the impact this law may have on Brazilian companies in complying with the regulation in effect in the City of São Paulo. In response to the Brazilian National Solid Waste Policy, in December 2012, a proposal was provided to the Ministry of the Environment by almost 30 associations involved in the packaging sector, including ABIR in its capacity as representative for The Coca-Cola Company, our Brazilian subsidiary and other bottlers. The agreement proposed creating a “coalition” to implement systems for reverse logistics packaging non-dangerous waste that make up the dry fraction of municipal solid waste or equivalent. The goal of the proposal is to create methodologies for sustainable development, and protect the environment, society and the economy. We are currently awaiting a final resolution from the Ministry of Environment, which we expect to receive during 2014.

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

For all of our plant operations, we employ the following environmental management system: Sistema de Administración Ambiental (Environmental Administration System, or EKOSYSTEM) that is contained within the Sistema Integral de Calidad (Integral Quality System or SICKOF).

We have spent, and may be required to expend in the future, funds for compliance with and remediation under local environmental laws and regulations. Currently, we do not believe that such costs will have a material adverse effect on our results or financial condition. However, since environmental laws and regulations and their enforcement are becoming increasingly stringent in our territories, and there is increased recognition by local authorities of the need for higher environmental standards in the countries where we operate, changes in current regulations may result in an increase in costs, which may have an adverse effect on our future results or financial condition. Management is not aware of any significant pending regulatory changes that would require a significant amount of additional remedial capital expenditures.

We do not believe that our business activities pose a material risk to the environment, and we believe that we are in material compliance with all applicable environmental laws and regulations.

Other regulations

In December 2009, the Venezuelan government issued a decree requiring a reduction in energy consumption by at least 20% for industrial companies whose consumption is greater than two megawatts per hour and to submit an energy-usage reduction plan. Some of our bottling operations in Venezuela outside of Caracas met this threshold and we submitted a plan, which included the purchase of generators for our plants. Since January 2010, the Venezuelan government has implemented power cuts and other measures for all industries in Caracas whose consumption is above 35 kilowatts per hour. In 2011 we installed electrical generators in our Antimano, Valencia and Maracaibo bottling facilities to mitigate any such risks and filed the respective energy-usage reduction plans with the authorities. We are also currently installing electrical generators in our Barcelona plant.

In January 2012, the Costa Rican government approved a decree which regulates the sale of food and beverages in schools. The decree came into effect in 2012. Enforcement of this law has been gradual since it started in 2012 and until 2014, depending on the specific characteristics of the food and beverage in question. According to the decree, the sale of specific sparkling beverages and still beverages that contain sugar, syrup or HFCS in any type of presentation in schools is prohibited. We are still allowed to sell water and certain still beverages in schools. We cannot assure you that the Costa Rican government will not further restrict sales of other of our products in schools in the future; any such further restrictions could lead to an adverse impact on our results of operations.

In May 2012, the Venezuelan government adopted significant changes to labor regulations. This amendment to Venezuela’s labor regulations had a negative impact on our business and operations. The principal changes that impacted our operations are: (i) the requirement that employee terminations are now subject to governmental authorization; (ii) retroactive assessments for any modifications to our severance payment system; (iii) a reduction in the maximum daily and weekly working hours (from 44 to 40 weekly); (iv) an increase in mandatory weekly breaks, prohibiting a reduction in salaries as a result of such increase; and (v) the requirement that all third party contractors participating in the manufacturing and sales processes of our products be included in our payroll by no later than May 2015. We are currently in compliance with these labor regulations and expect to include all third party contractors to our payroll by the imposed deadline.

In September 2012, the Brazilian government issued Law No. 12,619 (Law of Professional Drivers), which regulates the working hours of professional drivers who distribute our products from our plants to the distribution centers and to retailers and points of sale. Pursuant to this law, employers must keep a record of working hours, including overtime hours, of professional drivers in a reliable manner, such as electronic logbooks or worksheets. This law may result in increased labor costs.

In June 2013, following a comprehensive amendment to the Mexican Constitution, a new antitrust authority with autonomy was created: the Comisión Federal de Competencia Económica (Federal Antitrust Commission, or CFCE). It is expected that Congress will enact legislation to adjust current legislation based on the amended constitutional provisions. As a result of these amendments, new antitrust and telecommunications specialized courts were created and commenced hearing cases in August 2013. We cannot assure you that these new amendments and the creation of new governmental bodies and courts will not have an adverse effect on our business.

In 2013, the government of Argentina imposed a withholding tax at a rate of 10% on dividends paid by Argentine companies to non-Argentine holders. Similarly, in 2013, the government of Costa Rica repealed a tax exemption on dividends paid to Mexican residents. Future dividends will be subject to withholding tax at a rate of 15%.

On January 1, 2014, a general tax reform became effective in Mexico. The tax reform in Mexico, as applicable to us, confirmed the income tax rate of 30%, eliminated the corporate flat tax (IETU), imposed withholding taxes at a rate of 10% on the payment of dividends and capital gains from the sale of shares, limited to 30% the total compensation of income tax paid or retained on dividends paid outside of Mexico and limited to 53% the total amount that can be deducted from exempt payments to employees.

In January 2014, the new Anti-Corruption Law in Brazil came into effect, which regulates bribery, corruption practices and fraud in connection with agreements entered into with governmental agencies. The main purpose of this law is to impose liability on companies carrying out such practices, establishing fines that can reach up to 20% of a company’s sales volume in the previous fiscal year. Although we believe we are in compliance with this law, if we were found liable for any of these practices, this law may have an adverse effect on our business.

In Brazil, the federal taxes applied on the production and sale of beverages are based on the national average retail price, calculated based on a yearly survey of each Brazilian beverage brand, combined with a fixed tax rate and a multiplier specific for each different presentation (glass, plastic or can). Commencing on October 1, 2014 through October 1, 2018, the multiplier used to calculate taxes on soft drinks presented in cans and glasses will gradually increase from 31.9% and 37.2% to 38.0% and 44.4%, respectively, and the multiplier used to calculate taxes on energy and isotonic drinks presented in cans and glasses will gradually increase from 31.9% to 37.5%. The multipliers for other presentations of carbonated soft drinks, energy and isotonic drinks, such as plastic, cups and post mix, will not change.

BOTTLER AGREEMENTS

Coca-Cola Bottler Agreements

Bottler agreements are the standard agreements for each territory that The Coca-Cola Company enters into with bottlers. Pursuant to our bottler agreements, we are authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas, and we are required to purchase in all of our territories for all Coca-Cola trademark beverages concentrate from companies designated by The Coca-Cola Company and sweeteners from companies authorized by The Coca-Cola Company.

These bottler agreements also provide that we will purchase our entire requirement of concentrate for Coca-Cola trademark beverages from The Coca-Cola Company and other authorized suppliers at prices, terms of payment and on other terms and conditions of supply as determined from time to time by The Coca-Cola Company at its sole discretion. Concentrate prices for sparkling beverages are determined as a percentage of the weighted average retail price in local currency, net of applicable taxes. Although the price multipliers used to calculate the cost of concentrate and the currency of payment, among other terms, are set by The Coca-Cola Company at its sole discretion, we set the price of products sold to customers at our discretion, subject to the applicability of price restraints. We have the exclusive right to distribute Coca-Cola trademark beverages for sale in our territories in authorized containers of the nature prescribed by the bottler agreements and currently used by our company. These containers include various configurations of cans and returnable and non-returnable bottles made of glass, aluminum and plastic and fountain containers.

The bottler agreements include an acknowledgment by us that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola trademark beverages and of the secret formulas with which The Coca-Cola Company’s concentrates are made. Subject to our exclusive right to distribute Coca-Cola trademark beverages in our territories, The Coca-Cola Company reserves the right to import and export Coca-Cola trademark beverages to and from each of our territories. Our bottler agreements do not contain restrictions on The Coca-Cola Company’s ability to set the price of concentrates charged to our subsidiaries and do not impose minimum marketing obligations on The Coca-Cola Company. The prices at which we purchase concentrate under the bottler agreements may vary materially from the prices we have historically paid. However, under our bylaws and the shareholders agreement among certain subsidiaries of The Coca-Cola Company and certain subsidiaries of FEMSA, an adverse action by The Coca-Cola Company under any of the bottler agreements may result in a suspension of certain voting rights of the directors appointed by The Coca-Cola Company. This provides us with limited protection against The Coca-Cola Company’s ability to raise concentrate prices to the extent that such increase is deemed detrimental to us pursuant to such shareholder agreement and our bylaws. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”

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

The Coca-Cola Company contributed a significant portion of our total marketing expenses in our territories during 2013 and has reiterated its intention to continue providing such support as part of our cooperation framework. Although we believe that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”

We have separate bottler agreements with The Coca-Cola Company for each of the territories in which we operate, on substantially the same terms and conditions. These bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement.

As of December 31, 2013, we had nine bottler agreements in Mexico: (i) the agreements for Mexico’s Valley territory, which expire in April 2016 and June 2023, (ii) the agreements for the Central territory, which expire in August 2014 (two agreements), May 2015 and July 2016, (iii) the agreement for the Northeast territory, which expires in September 2014, (iv) the agreement for the Bajio territory, which expires in May 2015, and (v) the agreement for the Southeast territory, which expires in June 2023. As of December 31, 2013, we had four bottler agreements in Brazil, two expiring in October 2017 and the other two expiring in April 2024. Our bottler agreements with The Coca-Cola Company will expire for our territories in other countries as follows: Argentina in September 2014; Colombia in June 2014; Venezuela in August 2016; Guatemala in March 2015; Costa Rica in September 2017; Nicaragua in May 2016 and Panama in November 2014.

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

See “Item 5. Operating and Financial Review and Prospects—Capital Expenditures.”

As of December 31, 2013, we owned 44 bottling plants company-wide. By country, as of such date, we had eighteen bottling facilities in Mexico, five in Central America, six in Colombia, four in Venezuela, nine in Brazil and two in Argentina.

As of December 31, 2013, we operated 280 distribution centers, approximately 51% of which were in our Mexican territories. As of such date, we owned more than 84% of these distribution centers and leased the remainder. See “—The Company—Product Sales and Distribution.”

We maintain an “all risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories as well as losses due to business interruptions. The policy covers damages caused by natural disaster, including hurricane, hail, earthquake and damages caused by human acts, including explosion, fire, vandalism and riot; we also maintain a freight transport insurance policy that covers damages to goods in transit. In addition, we maintain a liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. In 2013, the policies for “all risk” property insurance and freight transport insurance were issued by ACE Seguros, S.A. and the policy for liability insurance was issued by XL Insurance Mexico, S.A. de C.V.; “all risk” coverage was partially reinsured in the international reinsurance market. We believe that our coverage is consistent with the coverage maintained by similar companies.

The table below summarizes by country principal use, installed capacity and percentage utilization of our production facilities:

Bottling Facility Summary

As of December 31, 2013

Country	Installed Capacity (thousands of unit cases)	Utilization(1) (%)
Mexico	2,857,805	61%
Guatemala	36,770	77%
Nicaragua	68,961	59%
Costa Rica	78,740	57%
Panama	54,755	57%
Colombia	542,058	50%
Venezuela	249,373	88%
Brazil	794,214	61%
Argentina	364,612	61%

(1)	Annualized rate.

The table below summarizes by country plant location and facility area of our production facilities:

Bottling Facility by Location

As of December 31, 2013

Country	Plant	Facility Area(thousands of sq. meters)
Mexico	San Cristóbal de las Casas, Chiapas	45
	Cuautitlán, Estado de México	35
	Los Reyes la Paz, Estado de México	50
	Toluca, Estado de México	242
	León, Guanajuato	124
	Morelia, Michoacán	50
	Ixtacomitán, Tabasco	117
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	142
	La Pureza Altamira, Tamaulipas	300
	Poza Rica, Veracruz	42
	Pacífico, Estado de México	89
	Cuernavaca, Morelos	37
	Toluca, Estado de México (Ojuelos)	41
	San Juan del Río, Querétaro	84
	Querétaro, Querétaro	80
	Iguala, Guerrero	8
	Cayaco, Acapulco	104

Guatemala	Guatemala City	46

Nicaragua	Managua	54

Costa Rica	Calle Blancos, San José	52
	Coronado, San José	14

Panama	Panama City	29

Colombia	Barranquilla	37
	Bogotá, DC	105
	Bucaramanga	26
	Cali	76
	Manantial, Cundinamarca	67
	Medellín	47

Venezuela	Antímano	15
	Barcelona	141
	Maracaibo	68
	Valencia	100

Brazil	Campo Grande	36
	Jundiaí	191
	Mogi das Cruzes	119
	Belo Horizonte	73
	Porto Real	108
	Maringá	160
	Marilia	159
	Curitiba	65
	Baurú	111

Argentina	Alcorta, Buenos Aires	73
	Monte Grande, Buenos Aires	32

SIGNIFICANT SUBSIDIARIES

The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2013:

Name of Company	Jurisdiction of Incorporation	Percentage Owned	Description
Propimex, S. de R.L. de C.V	Mexico	100.0%	Manufacturer and distributor of bottled beverages.

Controladora Interamericana de Bebidas, S. de R.L. de C.V.	Mexico	100.0%	Holding company of manufacturers and distributors of beverages.

Spal Industria Brasileira de Bebidas, S.A.	Brazil	96.1%	Manufacturer and distributor of bottled beverages.

Coca-Cola FEMSA de Venezuela S.A.	Venezuela	100.0%	Manufacturer and distributor of bottled beverages.

Servicios Refresqueros del Golfo, S. de R.L. de C.V.	Mexico	100.0%	Manufacturer and distributor of bottled beverages.

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

Effects of Changes in Economic Conditions. Our results are affected by changes in economic conditions in Mexico, Brazil and in the other countries in which we operate. For the years ended December 31, 2013, more than 50% of our total revenues were attributable to Mexico and Brazil. In addition to Mexico and Brazil, we also conduct operations in Central America (including Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Argentina.

Our results are affected by the economic conditions in the countries where we conduct operations. Most of these economies continue to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in the U.S. economy may affect these economies. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our results and financial condition. Our business may also be significantly affected by the interest rates, inflation rates and exchange rates of the currencies of the countries in which we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. In addition, an increase in interest rates would increase the cost to us of variable rate funding, which would have an adverse effect on our financial position.

Recent Developments

On November 26, 2013, we issued (i) US$1 billion aggregate principal amount of 2.375% senior notes due November 26, 2018, (ii) US$750 million aggregate principal amount of 3.875% senior notes due November 26, 2023, and (iii) US$400 million aggregate principal amount of 5.250% senior notes due November 26, 2043. See “Item 5. Operating and Financial Review and Prospects—Summary of Significant Debt Instruments.” On January 21, 2014, we issued (i) US$150 million aggregate principal amount of additional 3.875% senior notes and (ii) US$200 million aggregate principal amount of additional 5.250% senior notes. These notes are guaranteed by Propimex, our main operating subsidiary in Mexico, Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S.A. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., or the Guarantors.

In February 2014, we prepaid in full the following bank loans denominated in pesos (nominal amount): (i) Ps.250 million with a maturity date in 2015, (ii) Ps.1,000 million with a maturity date in 2015, (iii) Ps.375 million with a maturity date in 2015, (iv) Ps.1,100 million with a maturity date in 2014 and (v) Ps.1,450 million with a maturity date in 2015.

Recent Exchange Rate Development. At the end of January, 2014, the exchange rate of the Argentine peso registered a devaluation of approximately 20% with respect to the U.S. dollar. As a result of this devaluation, the balance sheet of our subsidiary in Argentina could reflect a reduction in shareholders’ equity during 2014. As of December 31, 2013 our foreign direct investment in Argentina, using the exchange rate of 6.38 Argentine pesos per U.S. dollar, was Ps.945 million.

In January 2014, the Venezuelan government announced that certain transactions, such as payment of services and payments related to foreign investments in Venezuela, must be settled at an alternative exchange rate determined by the SICAD. The SICAD determines this alternative exchange rate based on limited periodic sales of U.S. dollars through auctions. The exchange rate based on the most recent SICAD auction, held on April 4, 2014, and in effect as of April 7, 2014, was 10.00 bolivars to US$1.00. Imports of our raw materials into Venezuela qualify as transactions that may be settled using the official exchange rate of 6.30 bolivars to US$1.00, thus, we will continue to account for these transactions using such official exchange rate. We will recognize in the cumulative translation account in our consolidated financial statements as of March 31, 2014 a reduction in equity as a result of the valuation of our net investment in Venezuela at the SICAD exchange rate (10.70 bolivars to US$1.00 as of March 31, 2014). As of December 31, 2013, our foreign direct investment in Venezuela was Ps.13,788 million (at the official exchange rate of 6.30 bolivars per US$1.00). In addition, in March 2014, the Venezuelan government enacted a new law that authorizes an additional method (known as SICAD II) of exchanging Venezuelan bolivars to U.S. dollars at rates other than the current official exchange and the existing SICAD rates, for any other types of transaction different than those described above. As of April 4, 2014, the SICAD II exchange rate was 49.04 bolivars to US$1.00.

Recent Acquisitions. In May 2013, we closed our merger with Grupo Yoli, one of the oldest family-owned Coca-Cola bottlers in Mexico, operating mainly in the state of Guerrero as well as in parts of the state of Oaxaca. Grupo Yoli sold approximately 99 million unit cases in 2012. The aggregate enterprise value of this transaction was Ps.8,806 million and we issued a total of 42.4 million new Series L shares in connection with this transaction. As part of our merger with Grupo Yoli, we also acquired an additional 10.1% equity interest in Piasa for a total ownership above 36.3%. We began consolidating the results of Grupo Yoli in our financial statements in June 2013.

In August 2013, we closed our acquisition of Companhia Fluminense, a family owned franchise that operates in parts of the states of São Paulo, Minas Gerais and Rio de Janeiro in Brazil. Companhia Fluminense sold approximately 56.6 million unit cases (including beer) in the twelve months ended March 31, 2013. The aggregate enterprise value of this transaction was US$448 million and was an all-cash transaction. As part of our acquisition of Companhia Fluminense, we also acquired an additional 1.20% equity interest in Leão Alimentos. We began consolidating the results of Companhia Fluminense in our financial statements in September 2013.

In October 2013, we closed our acquisition of Spaipa, the second largest family owned franchise in Brazil, with operations in the state of Paraná and in parts of the state of São Paulo. Spaipa sold approximately 233.3 million unit cases (including beer) in the twelve months ended June 30, 2013. The aggregate enterprise value of this transaction was US$1,855 million and was an all-cash transaction. As part of our acquisition of Spaipa, we also acquired an additional 5.82% equity interest in Leão Alimentos, for a total ownership of 26.1%, and a 50% stake in Fountain Água Mineral Ltda., a joint venture to develop the water category jointly with The Coca-Cola Company. We began consolidating the results of Spaipa in our financial statements in November 2013.

Critical Accounting Estimates

In the application of our accounting policies, which are described in Note 2 to our audited consolidated financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered relevant. Actual results may differ from these estimates.

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

The fair value less costs to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices, less incremental costs for disposing of the asset. In order to determine whether such assets are impaired, we initially calculate an estimation of the value in use of the cash-generating units to which such assets have been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. We review annually the carrying value of our intangible assets with indefinite lives and goodwill for impairment based on recognized valuation techniques. While we believe that our estimates are reasonable, different assumptions regarding such estimates could materially affect our evaluations. Impairment losses are recognized in current earnings in the period the related impairment is determined.

We assess at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, or other available fair value indicators. The key assumptions used to determine the recoverable amount for our CGUs, including a sensitivity analysis, are further explained in Notes 3 and 12 to our consolidated financial statements.

Useful lives of property, plant and equipment and intangible assets with defined useful lives. Property, plant and equipment, including returnable bottles are expected to provide benefits over a period of more than one year, as well as intangible assets with defined useful lives are depreciated/amortized over their estimated useful lives. We base our estimates on the experience of our technical personnel as well as based on our experience in the industry for similar assets, see Notes 3, 11 and 12 to our consolidated financial statements.

Post-employment and other non-current employee benefits. We regularly evaluate the reasonableness of the assumptions used in our post-employment and other non-current employee benefit computations. Information about such assumptions is described in Note 16 to our consolidated financial statements.

Income taxes. Deferred income tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review our deferred tax assets for recoverability, and record a deferred tax asset based on our judgment regarding the probability of historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences, see Note 24 to our consolidated financial statements.

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

Business combinations. Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by us, liabilities assumed by us the former owners of the acquiree and the equity interests issued by us in exchange for control of the acquiree.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except for:

•

deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements, are recognized and measured in accordance with IAS 12, “Income Taxes” and IAS 19, “Employee Benefits,” respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or our share-based payment arrangements entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2, “Share-based Payment at the Acquisition Date,” see Note 3 to our consolidated financial statements; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations.”

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

Investments in associates. If we hold, directly or indirectly, 20 percent or more of the voting power of an investee, it is presumed that it has significant influence, unless it can be clearly demonstrated that this is not the case. If we hold, directly or indirectly, less than 20 percent of the voting power of a corporate investee, it is presumed that we do not have significant influence, unless such influence can be clearly demonstrated. Decisions regarding the propriety of utilizing the equity method of accounting for a less than 20 percent-owned corporate investee requires a careful evaluation of voting rights and their impact on our ability to exercise significant influence. Management considers the existence of the following circumstances, which may indicate that we are in a position to exercise significant influence over a less than 20 percent-owned corporate investee:

•	representation on the board of directors or equivalent governing body of the investee;

•	participation in policy-making processes, including participation in decisions about dividends or other distributions;

•	material transactions between our company and the investee;

•	interchange of managerial personnel; or

•	provision of essential technical information.

Management also considers the existence and effect of potential voting rights that are currently exercisable or currently convertible should also be considered when assessing whether we have significant influence.

In addition, we evaluate the indicators that provide evidence of significant influence:

•	our extent of ownership is significant relative to other shareholdings (i.e. a lack of concentration of other shareholders);

•	our significant shareholders, our parent, fellow subsidiaries, or our officers, hold additional investment in the investee; and

•	we are a part of significant investee committees, such as the executive committee or the finance committee.

Joint Arrangements. An arrangement can be a joint arrangement even though not all of its parties have joint control of the arrangement. When we are a party to an arrangement we assess whether the contractual arrangement gives all the parties, or a group of the parties, control of the arrangement collectively; joint control exists only when decisions about the relevant activities require the unanimous consent of the parties that control the arrangement collectively. Management needs to apply judgment when assessing whether all the parties, or a group of the parties, have joint control of an arrangement. When assessing joint control, management considers the following facts and circumstances:

•	If all the parties, or a group of the parties, control the arrangement, considering the definition of joint control as described in Note 3 to our consolidated financial statements; and

•	If decisions about the relevant activities require the unanimous consent of all the parties, or of a group of the parties.

As mentioned in Note 10 to our consolidated financial statements, on January 25, 2013, we closed the acquisition of 51% of CCBPI. We jointly control CCBPI with The Coca-Cola Company. This is based on the following factors: (i) during the first three years some relevant activities require joint approval between us and The Coca-Cola Company; and (ii) potential rights to acquire the remaining 49% of CCBPI are not probable to be executed in the foreseeable future due to the fact that the call option is “out of the money” as of December 31, 2013.

New Accounting Pronouncements

a)	IAS 28, “Investments in Associates and Joint Ventures” (2011):

IAS 28, “Investments in Associates and Joint Ventures” (2011), (which we refer to as IAS 28 (2011)) prescribes the accounting for investments in associates and establishes the requirements to apply the equity method for those investments in associates and in joint ventures. The standard is applicable to all entities with joint control of, or significant influence over, an investee. This standard supersedes the previous version of IAS 28, Investments in Associates, which did not include jointly control investments under its scope for valuation purposes due to the existence of IAS 31, Interests in Joint Ventures, which required to apply either, proportionate consolidation or the equity method to valuate ownership in joint ventures. As our investments in associates and joint ventures were accounted for using the equity method since before the entry into force of IAS 28 (2011), the adoption of this standard did not impact on our consolidated financial statements.

b)	IFRS 10, “Consolidated Financial Statements”:

IFRS 10, “Consolidated Financial Statements”, establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities. The standard requires the controlling company to present its consolidated financial statements and replaces IAS 27, Consolidated and Separate Financial Statements and SIC 12, Consolidation–Special Purpose Entities. As a result of IFRS 10, we changed our accounting policy for determining whether we have control over, and consequently whether we consolidate our investees. IFRS 10 introduces a new control model that is applicable to all investees, by focusing on whether we have power over an investee, exposure or rights to variable returns from our involvement with the investee and ability to use our control to affect those returns. In accordance with the transitional provisions of IFRS 10, we reassessed the control conclusion for our investees at January 1, 2013 and concluded that the adoption of this standard had no impact on our consolidated financial statements.

c)	IFRS 11, “Joint Arrangements”:

IFRS 11, “Joint Arrangements”, classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). Joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. As a result of IFRS 11, we have changed our accounting policy for our interests in joint arrangements. Under IFRS 11, we classify our interests in joint arrangements as either joint operations or joint ventures depending on our rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, we consider the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the existence of a separate legal vehicle was the key factor of classification. We reassessed our involvement in our joint arrangements and concluded that the adoption of this standard had no impact on our consolidated financial statements.

d)	IFRS 12, “Disclosure of Interests in Other Entities”:

IFRS 12, “Disclosure of Interests in Other Entities”, is a consolidated disclosure standard requiring a wide range of extensive disclosures about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities and has the objective to require the disclosure of information to allow the users of financial information to evaluate the nature and risk associated with their interests in other entities, and the effects of such interests on their financial position, financial performance and cash flows. IFRS 12 requires to disclose whatever additional information is necessary to disclosures required by IFRS, together with disclosures of information required by other IFRS, to enable such evaluation. Disclosures in regards to interests in other entities were previously required by IAS 27 (2008), “Consolidated and Separate Financial Statements”, IAS 28, “Investments in Associates” and IAS 31, “Interests in Joint Ventures”. As a result of the adoption of IFRS 12 we added additional disclosures regarding the following items:

•

Joint ventures. As of December 31, 2013 and 2012, we do not have material joint ventures. We added additional summarized aggregate financial information for non-material joint ventures, such as: cash and cash equivalents, current financial liabilities (excluding trade and other payables and provisions), non-current financial liabilities (excluding trade and other payables and provisions), depreciation and amortization, interest income, interest expense, income tax expense or income. These disclosures are presented in Note 10 to our consolidated financial statements.

•

Non-controlling interest. For each subsidiary that has material non-controlling interest, we disclosed summarized financial information about the assets, liabilities, profit or loss and cash flows of such subsidiary. As of December 31, 2013 and 2012, we do not have material non-controlling interest.

e)	IFRS 13, “Fair Value Measurement”:

IFRS 13, “Fair Value Measurement”, establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS. IFRS 13 defines fair value as an exit price. As a result of the guidance in IFRS 13, we re-assessed our policies for measuring fair values. IFRS 13 also requires additional disclosures. Application of IFRS 13 has not impacted our fair value measurements. Additional disclosures of information where required, and are provided in the individual notes relating to the assets and liabilities whose fair values were determined.

f)	Amendments to IFRS 7, “Financial Instruments: Disclosures”:

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. We evaluated the amendments to IFRS 7 and concluded that they do not impact our previous disclosures of financial instruments, as no enforceable master netting agreements exist for our financial instruments.

Results

The following table sets forth our consolidated income statements for the years ended December 31, 2013, 2012 and 2011.

	Year Ended December 31,
	2013(1)		2013(2)	2012(3)	2011(4)
	(in millions of Mexican pesos or millions of U.S. dollars, except per share data)
Revenues:
Net sales	US$	11,847	Ps. 155,175	Ps. 146,907	Ps. 122,638
Other operating revenues		64	836	832	586

Total revenues		11,911	156,011	147,739	123,224
Cost of goods sold		6,343	83,076	79,109	66,693

Gross profit		5,568	72,935	68,630	56,531
Costs and expenses:
Administrative expenses		495	6,487	6,217	5,140
Selling expenses		3,423	44,828	40,223	32,093
Other income		36	478	545	685
Other expenses		85	1,101	1,497	2,060
Interest expense		255	3,341	1,955	1,729
Interest income		50	654	424	616
Foreign exchange (loss) gain, net		(56)	(739)	272	61
(Loss) gain on monetary position for subsidiaries in hyperinflationary economies		(29)	(393)	—	61
Market value (gain) loss on financial instruments		(4)	(46)	(13)	138

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		1,315	17,224	19,992	16,794
Income taxes		437	5,731	6,274	5,667
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes		22	289	180	86

Consolidated net income	US$	900	Ps. 11,782	Ps. 13,898	Ps. 11,213
Equity holders of the parent		882	11,543	13,333	10,662
Non-controlling interest		18	239	565	551

Consolidated net income	US$	900	Ps. 11,782	Ps. 13,898	Ps. 11,213
Net equity holders of the parent (U.S. dollars and Mexican pesos) Earnings per share(5)		0.43	5.61	6.62	5.72

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps.13.10 to US$1.00 solely for the convenience of the reader.
(2)

Includes results of CCBPI from February 2013 using the equity method, results of Grupo Yoli from June 2013, Companhia Fluminense from September 2013 and Spaipa from November 2013. See “Item 4—Information on the Company—The Company—Corporate History.”

(3)	Includes results of Grupo Fomento Queretano from May 2012. See “Item 4—Information on the Company—The Company—Corporate History.”
(4)	Includes results of Grupo Tampico from October 2011 and from Grupo CIMSA from December 2011. See “Item 4—Information on the Company—The Company—Corporate History.”
(5)	Computed of the basis of the weighted average number of shares outstanding during the period: 2,056.20 million, 2,015.14 million and 1,865.55 million in 2013, 2012 and 2011, respectively.

Operations by Consolidated Reporting Segment

The following table sets forth certain financial information for each of our consolidated reporting segments for the years ended December 31, 2013, 2012 and 2011. See Note 26 to our consolidated financial statements for additional information about all of our consolidated reporting segments.

	Year Ended December 31,
	2013	2012	2011
	(in millions of Mexican pesos)
Total revenues
Mexico and Central America(1)	70,679	66,141	51,662
South America (excluding Venezuela)(2)	53,774	54,821	51,451
Venezuela	31,558	26,777	20,111

Gross profit
Mexico and Central America(1)	34,941	31,643	24,576
South America (excluding Venezuela)(2)	22,374	23,667	22,205
Venezuela	15,620	13,320	9,750

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama. Includes results of Grupo Yoli from June 2013.
(2)	Includes Colombia, Brazil and Argentina. Includes results of Companhia Fluminense from September 2013 and Spaipa from November 2013.

Results for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Consolidated Results

Total Revenues. Consolidated total revenues increased 5.6% to Ps.156,011 million in 2013, as compared to 2012. Revenue growth of 6.9% in our Mexico and Central America division, including the integration of Grupo Fomento Queretano and Grupo Yoli in our Mexican operations, coupled with a 4.6% growth in our South America division (including Venezuela), including the integration of Spaipa and Companhia Fluminense in Brazil, compensated for the negative translation effect generated by the devaluation of the currencies in our South America division. Excluding the recently integrated territories in Mexico and Brazil, total revenues reached Ps.149,210 million, an increase of 1.0% with respect to 2012. On a currency neutral basis and excluding the non-comparable effect of Grupo Fomento Queretano, Grupo Yoli, Spaipa and Companhia Fluminense, total revenues increased 16.3% in 2013 as compared to 2012.

Total sales volume increased 5.2% to 3,204.6 million unit cases in 2013, as compared to 2012. Excluding the integration of Grupo Fomento Queretano and Grupo Yoli in our Mexican operations and Spaipa and Companhia Fluminense in our Brazilian operations, volumes remained flat at 3,055.2 million unit cases in 2013. On the same basis, the still beverage category grew 8.5%, mainly driven by the performance of the Jugos del Valle line of business, Powerade and FUZE tea across our territories. In addition and excluding the newly integrated territories, our bottled water portfolio grew 5.3%, driven by the performance of Ciel, Bonaqua, and Brisa. These increases compensated for flat volumes in our sparkling beverage category and a 2.2% decrease in our bulk water business.

Consolidated average price per unit case decreased 0.3%, reaching Ps.47.15 in 2013, as compared to Ps.47.27 in 2012, mainly due to the negative translation effect resulting from the depreciation of the currencies of our South America division, including Venezuela. In local currency, average price per unit case increased in most of our territories mainly driven by price increases implemented during the year.

Gross Profit. Gross profit increased 6.3% to Ps.72,935 million in 2013, as compared to 2012. Cost of goods sold increased 5.0%, mainly as a result of lower sugar prices in most of our territories in combination with the appreciation of the average exchange rate of the Mexican peso, which compensated for the depreciation of the average exchange rate of the Venezuelan bolivar, the Argentine peso, the Brazilian real and the Colombian peso as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 46.7%, an increase of 20 basis points as compared to 2012.

The components of cost of goods sold include raw materials (principally soft drink concentrate, sweeteners and packaging materials), depreciation costs attributable to our production facilities, wages and other employment costs associated with the labor force employed at our production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of our products in local currency net of applicable taxes. Packaging materials, mainly PET and aluminum, and HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues increased 150 basis points to 32.9% in 2013 as compared to 2012. Administrative and selling expenses in absolute terms increased 10.5%, mainly as a result of the integration of Grupo Fomento Queretano and Grupo Yoli in our Mexican operations and Spaipa and Companhia Fluminense in our Brazilian operations. In addition, administrative and selling expenses grew as a consequence of higher labor and freight costs in our South America division and continued marketing investments to support our marketplace execution and bolster our returnable packaging base across our territories.

Comprehensive Financing Result. The term “comprehensive financing result” refers to the combined financial effects of net interest expense, net financial foreign exchange gains or losses, and net gains or losses on monetary position from our Venezuelan operations, as the only hyperinflationary country in which we operate. Net financial foreign exchange gains or losses represent the impact of changes in foreign-exchange rates on financial assets or liabilities denominated in currencies other than local currencies and gains or losses resulting from derivative financial instruments. A financial foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred or the beginning of the period, whichever comes first, and the date it is repaid or the end of the period, whichever comes first, as the appreciation of the foreign currency results in an increase in the amount of local currency, which must be exchanged to repay the specified amount of the foreign currency liability.

Comprehensive financing result in 2013 recorded an expense of Ps.3,772 million as compared to an expense of Ps.1,246 million in 2012. This increase was mainly driven by higher interest expense due to a larger debt position and a foreign exchange loss mainly as a result of the depreciation of the end-of-period exchange rate of the Mexican peso during the year as applied to a higher U.S. dollar-denominated net debt position.

Income Taxes. Income taxes decreased to Ps.5,731 million in 2013, from Ps.6,274 million in 2012. In 2013, taxes as a percentage of income before taxes and share of profit of associates and joint ventures accounted for using the equity method were 33.3%, as compared to 31.4% in 2012. The difference was mainly driven by lower effective tax rates imposed in 2012 resulting from a tax benefit related to interest on capital derived from a dividend declared by our Brazilian subsidiary.

Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes. In 2013, we reported a gain of Ps.289 million in “Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes” mainly due to the effect of CCBPI, Jugos del Valle in Mexico and Leão Alimentos in Brazil in our equity method calculation.

On January 25, 2013, as part of our efforts to expand our geographic reach, we acquired a 51% non-controlling majority stake in CCBPI. We currently recognize the results of CCBPI using the equity method and reflect such results in our Mexico and Central America division. In 2013, we recognized equity income of Ps.108 million regarding our economic interest in CCBPI. We report our equity method investment in CCBPI as a separate reporting segment. For further information see Notes 10 and 26 to our consolidated financial statements.

Net Controlling Interest Income (Equity holders of the parent). Our consolidated net controlling interest income decreased 13.4% to Ps.11,543 million in 2013 as compared to 2012. Earnings per share in 2013 were Ps.5.61 (Ps.56.14 per ADS) computed on the basis of 2,056.0 million shares outstanding (each ADS represents 10 Series L shares) as of December 31, 2013.

Results by Consolidated Reporting Segment

Mexico and Central America

Total Revenues. Consolidated total revenues from our Mexico and Central America division increased 6.9% to Ps.70,679 million in 2013, as compared to 2012, mainly supported by the integration of Grupo Fomento Queretano and Grupo Yoli in our

Mexican operations. Excluding the integration of Grupo Fomento Queretano and Grupo Yoli in Mexico, total revenues grew 1.8%. On a currency neutral basis and excluding the recently integrated territories in Mexico, total revenues in the division increased 2.3%.

Total sales volume increased 4.4% to 1,953.6 million unit cases in 2013, as compared to 2012. Excluding the integration of Grupo Fomento Queretano and Grupo Yoli, our bottled water portfolio grew 5.1%, mainly driven by the performance of the Ciel brand in Mexico. Our still beverage category grew 3.7% mainly due to the performance of the Jugos del Valle portfolio in the division. These increases partially compensated for the flat volumes in sparkling beverages and a 3.5% decline in the bulk water business.

Total sales volume in Mexico increased 4.5% to 1,798.0 million unit cases in 2013, as compared to 1,720.3 million unit cases in 2012. Excluding the non-comparable effect of Grupo Fomento Queretano and Grupo Yoli, volumes declined 0.7% to 1,708.7 million unit cases. On the same basis, our bottled water portfolio grew 4.8%, mainly driven by the performance of the Ciel brand. Sales volume in the still beverage category increased 2.3%, due to the performance of Powerade, the Jugos del Valle line of business and FUZE tea. These increases partially compensated for a 0.6% decrease in our sparkling beverage category and a 3.5% decline in the bulk water business.

Total sales volume in Central America increased 2.9% to 155.6 million unit cases in 2013, as compared to 151.2 million unit cases in 2012. The sales volume in the sparkling beverage category grew 1.5%, mainly driven by the strong performance of the Coca-Cola brand in Guatemala and Panama, which grew 4.6% and 5.3%, respectively. Sales volume in the still beverage category increased 12.1%, due to the performance of Del Valle Fresh, FUZE tea and the Estrella Azul portfolio. The bottled water business, including bulk water, grew 8.3% mainly driven by the performance of the Alpina and Dasani brands.

Gross Profit. Our gross profit increased 10.4% to Ps.34,941 million in 2013, as compared to 2012. Cost of goods sold increased 3.6%, mainly as a result of lower sugar prices in the division in combination with the average appreciation of the Mexican peso as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 49.4% in 2013, an expansion of 160 basis points as compared with the previous year.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues increased 140 basis points to 33.1% in 2013, as compared with the same period in 2012. Administrative and selling expenses increased as a result of the integration of Grupo Fomento Queretano and Grupo Yoli in Mexico and continued investments in marketing across the division. Administrative and selling expenses in absolute terms increased 11.4% as compared to 2012.

South America (excluding Venezuela)

Total Revenues. Total revenues were Ps.53,774 million in 2013, a decrease of 1.9% as compared to 2012. The negative translation effect resulting from the devaluation of the Argentine peso, the Brazilian real and the Colombian peso compensated for the results of the recently integrated franchises of Companhia Fluminense and Spaipa in Brazil during the second half of the year. Excluding beer, which accounted for Ps.4,093 million during 2013, and the effect of integrating Spaipa and Companhia Fluminense in our Brazilian operations, revenues decreased 2.3% to Ps.49,681 million. On a currency neutral basis and excluding the non-comparable effect of Companhia Fluminense and Spaipa in Brazil, total revenues increased 6.0%, mainly due to average price per unit case increases in Argentina and Brazil, and volume growth in Colombia and Argentina which more than compensated for the decrease in average price per unit case in Colombia.

Total sales volume in our South America division, excluding Venezuela, increased 6.3% to 1,028.1 million unit cases in 2013 as compared to 2012, as a result of growth in Colombia and Argentina, which compensated for a volume decline in Brazil. Excluding the non-comparable effect of Companhia Fluminense and Spaipa volumes remained flat as compared with the previous year. On the same basis, the still beverage category grew 14.3%, mainly driven by the Jugos del Valle line of business in Colombia and Brazil and the performance of FUZE tea in the division. Our bottled water portfolio, including bulk water, increased 3.8% mainly driven by the Bonaqua brand in Argentina and the Brisa brand in Colombia. These increases compensated for a 1.2% decline in the sparkling beverage portfolio.

Total sales volume in Colombia increased 7.8% to 275.7 million unit cases in 2013, as compared to 255.8 million unit cases in 2012. The sales volume in the sparkling beverage category grew 5.4%, mainly driven by a 7% increase of brand Coca-Cola. Sales volume in the still beverage category increased 33.9%, mainly driven by Del Valle Fresh and FUZE tea. The bottled water business, including bulk water, grew 8.0% mainly driven by the Brisa brand.

Total sales volume in Argentina increased 4.7% to 227.1 million unit cases in 2013, as compared to 217.0 million unit cases in 2012. The sparkling beverage category grew 3.6%, mainly driven by the performance of Coca-Cola, Sprite and Fanta. The bottled water business, including bulk water, grew 18.4%, driven by the Bonaqua brand. Sales volume in the still beverage category increased 6.3%, driven by the launch of FUZE tea and the Cepita juice brand.

Total sales volume in Brazil increased 6.3% to 525.2 million unit cases in 2013, as compared to 494.2 million unit cases in 2012. Excluding the integration of Companhia Fluminense and Spaipa volumes decreased 5.9%. On the same basis sales volume in the still beverage category increased 3.8%, due to the performance of the Jugos del Valle line of business. The sales volume in the sparkling beverage category decreased 6.2% and the bottled water business, including bulk water, decreased 8.9%.

Gross Profit. Gross profit reached Ps.22,374 million, a decrease of 5.5% in 2013, as compared to 2012, as a result of the negative translation effect generated by the devaluation of the Argentine peso, the Brazilian real and the Colombian peso during the year. In local currency, cost of goods sold increased as a result of the depreciation of the average exchange rate of the Argentine peso, the Brazilian real and the Colombian peso as applied to our U.S. dollar-denominated raw material costs, which compensated for lower PET prices in Brazil and lower sweetener prices in the division. Gross margin reached 41.6% in 2013.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues increased 160 basis points to 30.5% in 2013, as compared to 2012, mainly as a result of higher labor and freight costs in Brazil and Argentina, in combination with increased marketing investments to reinforce our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability across the division, excluding Venezuela. Administrative and selling expenses in absolute terms increased 3.7% as compared to 2012.

Venezuela

Total Revenues. Total revenues in Venezuela reached Ps.31,558 million in 2013, an increase of 17.9% as compared to 2012. Average price per unit case was Ps.141.36 in 2013, an increase of 9.7% as compared to 2012, despite the devaluation of the Venezuelan bolivar. On a currency neutral basis, our revenues in Venezuela increased by 71.8%.

Total sales volume increased 7.3% to 222.9 million unit cases in 2013, as compared to 207.7 million unit cases in 2012. The sales volume in the sparkling beverage category grew 4.5%, driven by the strong performance of the Coca-Cola brand, which grew 10.0%. The bottled water business, including bulk water, grew 33.2% mainly driven by the Nevada brand. The still beverage category increased 23.5%, due to the performance of the Del Valle Fresh orangeade and Kapo.

Gross Profit. Gross profit was Ps.15,620 million in 2013, an increase of 17.3% as compared to 2012. Cost of goods sold increased 18.4%. The devaluation of the Venezuelan bolivar as applied to our U.S. dollar-denominated raw material costs compensated for lower sweetener and PET prices. Gross margin decreased to 49.5% in 2013, as compared to 49.7% in 2012.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues increased 60 basis points to 36.6% in 2013, as compared to 2012, mainly as a result of higher labor costs in the country. Administrative and selling expenses in absolute terms increased 19.6% as compared to 2012.

Results for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Consolidated Results

Total Revenues. Consolidated total revenues increased 19.9% to Ps.147,739 million in 2012, as compared to 2011, driven by double-digit total revenue growth in both divisions, including Venezuela, and including the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano into our Mexican operations. Excluding the non-comparable effect of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in our Mexican operations, total revenues grew 11.6%. On a currency neutral basis and excluding the non-comparable effect of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico, total revenues increased 15.0%.

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

Consolidated average price per unit case increased by 4.4%, reaching Ps.47.27 in 2012, as compared to Ps.45.29 in 2011. In local currency, average price per unit case increased in all of our territories mainly driven by price increases implemented during the year and higher volumes of sparkling beverages, which carry higher average prices per unit case.

Gross Profit. Our gross profit increased 21.4% to Ps.68,630 million in 2012, as compared to 2011. Cost of goods sold increased 18.6%, mainly as a result of higher sweetener costs in Mexico during the first half of the year and the depreciation of the average exchange rate of the Brazilian real, the Argentine peso and the Mexican peso as applied to our U.S. dollar-denominated raw material costs. Gross margin reached 46.5% in 2012, an expansion of 60 basis points as compared to 2011.

The components of cost of goods sold include raw materials (principally soft drink concentrate, sweeteners and packaging materials), depreciation costs attributable to our production facilities, wages and other employment costs associated with the labor force employed at our production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of our products in local currency net of applicable taxes. Packaging materials, mainly PET and aluminum, and HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.

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

Comprehensive financing results in 2012 recorded an expense of Ps.1,246 million, as compared to an expense of Ps.1,129 million in 2011, mainly due to higher interest expenses.

Income Taxes. Income taxes increased to Ps.6,274 million in 2012, from Ps.5,667 million in 2011. During 2012, taxes as a percentage of income before taxes were 31.2% as compared to 33.7% in the previous year. The difference was mainly driven by the recording of an equity tax in our Colombian subsidiary during 2011.

Equity Holders of the Parent. Our consolidated equity holders of the parent increased 25.1% to Ps.13,333 million in 2012, as compared to the same period of 2011. Earnings per share in 2012 were Ps.6.62 (Ps.66.15 per ADS) computed on the basis of 2,015.14 million shares outstanding (each ADS represents 10 Series L Shares) as of December 31, 2012.

Results by Consolidated Reporting Segment

Mexico and Central America

Total Revenues. Total revenues from our Mexico and Central America division increased 28.0% to Ps.66,141 million in 2012, as compared to 2011. Such growth was supported by the integration of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in our Mexican operations in 2012. Higher volumes, including the recently integrated franchises into our Mexican operations, accounted for approximately 85% of incremental revenues during the year, and increased average price per unit case represented the balance. Average price per unit case reached Ps.35.11, an increase of 3.1%, as compared to 2011, mainly reflecting selective price increases across our product portfolio implemented in Mexico and Central America over the year. Excluding the non-comparable effect of Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano in Mexico, total revenues grew 8.3%. On a currency neutral basis and excluding the recently integrated territories into our Mexican territories, total revenues increased approximately 7.5%.

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

Gross Profit. Gross profit increased 28.8% to Ps.31,643 million in 2012, as compared to the same period in 2011. Cost of goods sold increased 27.4%, mainly as a result of higher HFCS costs in Mexico during the first half of the year, in combination with the depreciation of the average exchange rate of the Mexican peso as applied to our U.S. dollar-denominated raw material costs, which were partially offset by lower PET and sugar prices. Gross margin increased from 47.6% in 2011 to 47.8% in 2012.

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

South America (excluding Venezuela)

Total Revenues. Total revenues were Ps.54,821 million in 2012, an increase of 6.5% as compared to 2011 as a result of total revenue growth in Colombia, Argentina and Brazil, which was partially compensated by the negative translation effect of the devaluation of the Brazilian real. Excluding beer, which accounted for Ps.2,905 million during the year, revenues increased 6.4% to Ps.51,916 million. Excluding beer, higher average prices per unit case across our operations accounted for close to 70% of incremental revenues and volume growth in every territory contributed the balance. On a currency neutral basis, total revenues increased approximately 11.6%.

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

Gross Profit. Gross profit reached Ps.23,667 million, an increase of 6.6% in 2012, as compared to 2011. Cost of goods sold increased 6.5%, mainly driven by the depreciation of the average exchange rate of the Brazilian real and the Argentine peso as applied to our U.S. dollar-denominated raw material costs. Gross profit reached 43.2% in 2012, remaining flat as compared to 2011.

Administrative and Selling Expenses. Administrative and selling expenses in South America, excluding Venezuela, as a percentage of total revenues, increased 130 basis points to 28.9% in 2012, as compared with 2011. This increase occurred mainly as a result of higher labor costs in Brazil and higher labor and freight costs in Argentina, in combination with increased marketing investment to reinforce our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability across the division, excluding Venezuela. Administrative and selling expenses in South America, excluding Venezuela, in absolute terms increased 11.3%, as compared to 2011.

Venezuela

Total Revenues. Total revenues in Venezuela reached Ps.26,777 million in 2012, an increase of 33.1% as compared to 2011. Average price per unit case was Ps.128.8 in 2012, an increase of 21.7% as compared to 2011, accounting for close to 75% of incremental revenues. On a currency neutral basis, our revenues in Venezuela increased by 43.0%.

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

Gross Profit. Gross profit was Ps.13,320 million in 2012, an increase of 36.6% compared to 2011. Cost of goods sold increased 29.9%. Lower sweetener and PET prices resulted in a gross margin expansion of 120 basis points, to 49.7% in 2012, as compared to 48.5% in 2011.

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

Liquidity and Capital Resources

Liquidity. The principal source of our liquidity is cash generated from operations. A significant majority of our sales are on a cash basis with the remainder on a short-term credit basis. We have traditionally been able to rely on cash generated from operations to fund our working capital requirements and our capital expenditures. Our working capital benefits from the fact that most of our sales are made on a cash basis, while we generally pay our suppliers on credit. In recent periods, we have mainly used cash generated from operations to fund acquisitions. We have also used a combination of borrowings from Mexican and international banks and bond issuances in the Mexican and international capital markets.

Our total indebtedness was Ps.60,461 million as of December 31, 2013, as compared to Ps.29,914 million as of December 31, 2012. Short-term debt and long-term debt were Ps.3,586 million and Ps.56,875 million, respectively, as of December 31, 2013, as compared to Ps.5,139 million and Ps.24,775 million, respectively, as of December 31, 2012. Total debt increased Ps.30,547 million in 2013, compared to year end 2012. Net debt increased Ps.38,475 million in 2013 mainly as a result of the net difference between the proceeds obtained from financing transactions during 2013 and the cash outflows to fund the Spaipa, Companhia Fluminense, CCBPI and Grupo Yoli acquisitions. In addition, we had cash outflows in 2013 resulting from dividend payments and the prepayment of outstanding bank debt. As of December 31, 2013, our cash and cash equivalents were Ps.15,306 million, as compared to Ps.23,222 million as of December 31, 2012. As of December 31, 2013, our cash and cash equivalents were comprised of 24% U.S. dollars, 25% Mexican pesos, 9% Brazilian reais, 37% Venezuelan bolivars and 3% Colombian pesos. As of March 31, 2014, our cash and cash equivalents balance, including restricted cash, was Ps.20,746 million including US$450 million denominated in U.S. dollars. We believe that these funds, in addition to the cash generated by our operations, are sufficient to meet our operating requirements.

Any further changes in the Venezuelan exchange control regime, and future currency devaluations or the imposition of exchange controls in any of the countries in which we have operations could have an adverse effect on our financial position and liquidity.

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

Sources and Uses of Cash. The following table summarizes the sources and uses of cash for the years in the periods ended December 31, 2013, 2012 and 2011, from our consolidated statements of changes in cash flows:

	Year Ended December 31,
	2013	2012	2011
	(in millions of Mexican pesos)
Net cash flows from operating activities	22,097	23,650	13,893
Net cash flows used in investing activities(1)	(49,481)	(10,989)	(12,197)
Net cash flows from (used in) financing activities	23,506	60	(3,072)
Dividends paid	(6,002)	(5,733)	(4,366)

(1)	Includes property, plant and equipment, investment in shares and other assets.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2013:

	Maturity
	(in millions of Mexican pesos)
	Less than 1 year	1 – 3 years	4 – 5 years	In excess of 5 years	Total
Debt(1)
Mexican pesos	Ps. 1,368	Ps. 5,281	Ps. —	Ps. 9,987	Ps. 16,636
U.S. dollars	97	1,592	17,299	21,250	40,238
Brazilian reais	36	47	31	25	139
Colombian pesos	913	543	—	—	1,456
Argentine pesos	934	99	—	—	1,033
Capital Leases
Brazilian reais	238	555	124	42	959
Interest Payments on Debt(2)
Mexican pesos	905	2,080	1,233	1,675	5,893
U.S. dollars	1,333	3,989	2,233	7,337	14,892
Brazilian reais	43	65	10	3	121
Colombian pesos	80	18	—	—	98
Argentine pesos	126	10	—	—	136
Interest Rate Swaps(3)
Mexican pesos float to fixed	(18)	(122)	—	—	(140)
Cross Currency Swaps
Mexican pesos to U.S. dollars(4)	76	—	—	—	76
Brazilian reais to U.S. dollars (5)	5	11	(825)	—	(809)
Forwards
U.S. dollars to Mexican pesos(6)	10	—	—	—	10
U.S. dollars to Brazilian reais (7)	16	—	—	—	16
U.S. dollars to Colombian pesos (8)	2	—	—	—	2
Operating Leases
Mexican pesos	237	591	5	—	833
Commodity Hedge Contracts
Sugar(9)	(246)	(46)	—	—	(292)
Aluminum(10)	(10)	—	—	—	(10)
Expected Benefits to be Paid for Pension and Retirement Plans, Seniority Premiums and Post-employment	302	569	222	1,662	2,755
Other Long-Term Liabilities(11)	—	—	—	—	—

(1)	Excludes the effect of cross currency swaps.
(2)

Interest was calculated using the contractual debt as of and nominal interest rate amounts in effect on December 31, 2013. Liabilities denominated in U.S. dollars were converted to Mexican pesos at an exchange rate of Ps.13.08 per U.S. dollar, the exchange rate reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2013.

(3)

Reflects the market value as of December 31, 2013 of interest rates swaps that are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2013.

(4)

Cross-currency swaps used to convert U.S. dollar-denominated fixed rate debt into Mexican peso-denominated fixed rate debt with a notional amount of Ps.1,308 million with a maturity date as of 2014. These cross-currency swaps are considered hedges for accounting purposes, and are related to U.S. dollar-denominated loans. Cross-currency swaps used to convert U.S. dollar-denominated floating rate debt into Mexican peso-denominated floating rate debt with a notional amount of Ps.2,615 million with a maturity date as of 2014. These cross-currency swaps are no longer considered hedges for accounting purposes, and are related to U.S. dollar-denominated bilateral loans. The amounts shown in the table are fair value figures as of December 31, 2013.

(5)

Cross-currency swaps used to convert U.S. dollar-denominated floating rate debt into Brazilian real-denominated floating rate debt with a notional amount of Ps.18,046 million with a maturity date as of 2018; and cross-currency swaps used to convert Brazilian real-denominated floating rate into U.S. dollar-denominated fixed rate debt with a notional amount of Ps.5,884 million with a maturity date as of 2018, Ps.50 million and Ps.83 million with a maturity date as of 2014 and 2015, respectively. These cross-currency swaps are considered hedges for accounting purposes and the amounts shown in the table are fair value figures as of December 31, 2013.

(6)

Reflects the market value as of December 31, 2013 of forward derivative instruments used to hedge against fluctuation in the Mexican pesos. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2013.

(7)

Reflects the market value as of December 31, 2013 of forward derivative instruments used to hedge against fluctuation in the Brazilian real. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2013.

(8)

Reflects the market value as of December 31, 2013 of forward derivative instruments used to hedge against fluctuation in the Colombian pesos. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2013.

(9)

Reflects the market value as of December 31, 2013 of futures and forwards contracts used to hedge sugar cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2013.

(10)

Reflects the market value as of December 31, 2013 of futures and forward contracts used to hedge aluminum cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2013.

(11)

Other long-term liabilities reflects liabilities whose maturity dates are undefined and depends on a series of circumstances out of our control, therefore these liabilities have been considered to have a maturity of more than five years.

Debt Structure

The following chart sets forth the debt breakdown of our company and its subsidiaries by currency and interest rate type as of December 31, 2013:

Currency	Percentage of Total Debt(1)(2)	Average Nominal Rate(3)	Average Adjusted Rate(1)(4)
Mexican pesos	33.7%	5.5%	6.0%
U.S. dollars	20.8%	2.2%	2.4%
Colombian pesos	2.4%	5.8%	5.8%
Brazilian reais	41.4%	7.9%	8.9%
Argentine pesos	1.7%	21.7%	21.7%
Venezuelan bolivar	—	—	—

(1)	Includes the effects of our derivative contracts as of December 31, 2013, including cross currency swaps from U.S. dollars to Mexican pesos and U.S. dollars to Brazilian reais.
(2)	Due to rounding, these figures may not equal 100%.
(3)	Annual weighted average interest rate per currency as of December 31, 2013.
(4)

Annual weighted average interest rate per currency as of December 31, 2013 after giving effect to interest rate swaps and cross currency swaps. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

Summary of Significant Debt Instruments

The following is a brief summary of our significant long-term indebtedness with restrictive covenants outstanding as of April 4, 2014:

Mexican Peso-Denominated Bonds (Certificados Bursátiles).

On May 24, 2013, we issued Ps.7,500 million aggregate principal amount of certificados bursátiles bearing a 5.46% coupon and due May 2023. These certificados bursátiles are guaranteed by the Guarantors.

On April 18, 2011, we issued Ps.2,500 million aggregate principal amount of 5-year floating rate certificados bursátiles, priced at 28-day TIIE + 13 bps and Ps.2,500 million aggregate amount of 10-year fixed rate certificados bursátiles bearing a 8.27% coupon. These two series of certificados bursátiles are guaranteed by the Guarantors.

We have the following certificados bursátiles outstanding in the Mexican securities market:

Issue Date	Maturity	Amount	Rate
2013	May 12, 2023	Ps.7,500 million	5.46%
2011	April 11, 2016	Ps.2,500 million	28-day TIIE(1) + 13 bps
2011	April 5, 2021	Ps.2,500 million	8.27%

(1)	TIIE means the Tasa de Interés Interbancaria de Equilibrio (the Equilibrium Interbank Interest Rate).

Our certificados bursátiles contain reporting obligations pursuant to which we must furnish to the bondholders consolidated audited annual financial reports and consolidated quarterly financial reports.

2.375% Notes due 2018. On November 26, 2013, we issued US$1 billion aggregate principal amount of 2.375% senior notes due November 26, 2018. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes, among others, certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and the entering into sale and leaseback transactions by us and our significant subsidiaries.

3.875% Notes due 2023. On November 26, 2013, we issued US$750 million aggregate principal amount of 3.875% senior notes due November 26, 2023. On January 21, 2014, we issued US$150 million aggregate principal amount of additional notes under this series. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes, among others, certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and the entering into sale and leaseback transactions by us and our significant subsidiaries.

5.250% Notes due 2043. On November 26, 2013, we issued US$400 million aggregate principal amount of 5.250% senior notes due November 26, 2043. On January 21, 2014, we issued US$200 million aggregate principal amount of additional notes under this series. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes, among others, certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and the entering into sale and leaseback transactions by us and our significant subsidiaries.

4.625% Notes due 2020. On February 5, 2010, we issued US$500 million aggregate principal amount of 4.625% senior notes due February 15, 2020. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes, among others, certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and the entering into sale and leaseback transactions by us and our significant subsidiaries.

Bank Loans. As of December 31, 2013, we had a number of bank loans in Mexican pesos, U.S. dollars, Colombian pesos, Brazilian reais, and Argentine pesos, with an aggregate principal amount of Ps.12,851 million. The bank loans denominated in Mexican pesos and U.S. dollars guaranteed by the Guarantors contain restrictions on liens, fundamental changes such as mergers and sale of certain assets. In addition, we are required to comply with a maximum net leverage ratio. Finally, some of our bank loans include a mandatory prepayment clause which gives the lender the option to require us to prepay such loans upon a change of control.

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

We have various losses related to tax, legal and labor proceedings, and have recorded reserves as other liabilities in those cases where we believe an unfavorable resolution is probable. We use outside legal counsel for certain complicated cases. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2013:

Long-Term
Tax, primarily indirect taxes	Ps. 3,147
Legal	311
Labor	1,021

Total	Ps. 4,479

Management periodically assesses the probability of loss for such contingencies and accrues a provision and/or discloses the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a provision for the estimated loss. See Note 25 to our consolidated financial statements.

In recent years, our Mexican and Brazilian subsidiaries have been required to submit certain information to relevant authorities regarding alleged monopolistic practices. See “Item 8. Financial Information—Legal Proceedings—Mexico—Antitrust Matters.” Such proceedings are a normal occurrence in the beverage industry and we do not expect any significant liability to arise from these contingencies.

As is customary in Brazil, we have been required by the relevant authorities to collateralize tax contingencies currently in litigation amounting to Ps.2,248, Ps.2,164 million and Ps.2,418 million as of December 31, 2013, 2012 and 2011, respectively, by pledging fixed assets, or providing bank guarantees.

In connection with certain past business combinations, we have been indemnified by the sellers for certain contingencies. We have agreed to comparable indemnifications provisions in our agreements in connection with our recent merger with Grupo Yoli and our recent acquisitions of Companhia Fluminense and Spaipa. See “Item 4. Information on the Company—The Company—Corporate History.”

Capital Expenditures

The following table sets forth our capital expenditures, including investment in property, plant and equipment, deferred charges and other investments for the periods indicated on a consolidated basis and by consolidated reporting segment:

	Year Ended December 31,
	2013	2012	2011
	(millions of Mexican pesos)
Capital expenditures, net(1)	11,703	10,259	7,862

(1)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

	Year Ended December 31,
	2013	2012	2011
	(millions of Mexican pesos)
Mexico and Central America(1)	5,287	5,350	4,120
South America (excluding Venezuela)(2)	4,447	3,878	3,109
Venezuela	1,969	1,031	633

Total	11,703	10,259	7,862

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil and Argentina.

In 2013, we focused our capital expenditures on investments in (1) increasing production capacity, (2) placing coolers with retailers, (3) returnable bottles and cases, (4) improving the efficiency of our distribution infrastructure and (5) information technology. Through these measures, we strive to improve our profit margins and overall profitability.

We have budgeted approximately US$850 million for our capital expenditures in 2014. Our capital expenditures in 2014 are primarily intended for:

•	investments in production capacity (primarily for a plant in Brazil and a plant in Colombia);

•	market investments (primarily for the placement of coolers);

•	returnable bottles and cases;

•	improvements throughout our distribution network; and

•	investments in information technology.

We estimate that of our projected capital expenditures for 2014, approximately 31% will be for our Mexican territories and the remaining will be for our non-Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2014. Our capital expenditure plan for 2014 may change based on market and other conditions, our results and financial resources.

In 2013, we began the construction of a production plant in Tocancipá, Colombia. This project requires an investment of 320 million Colombian pesos (approximately US$160 million). We expect that the construction will generate approximately 800 direct and indirect jobs. We anticipate that the new plant will be completed and will begin operations during the first quarter of 2015. Certain required permits and licenses, including the relevant water discharge and concession permits, are currently in process of being obtained. We expect to obtain these pending permits and licenses during 2014. The plant will be located on a parcel of land 300,000 square meters in size, and it is expected that by the end of 2015, the annual production capacity will be approximately 600 million liters of sparkling beverages (or approximately 150 million unit cases), representing an increase of approximately 22% as compared to the current installed capacity of our plants in Colombia. The new plant will produce all of our existing brands and PET presentations of Coca-Cola products.

In 2012, we began the construction of a production plant in Minas Gerais, Brazil. This project requires an investment of 520 million Brazilian reais (equivalent to approximately US$260 million). We expect that the construction will generate 700 direct and indirect jobs. We anticipate that the new plant will be completed in July 2014 and will begin operations during the second semester of 2014. The plant will be located on a parcel of land 300,000 square meters in size, and it is expected that by 2015 the annual production capacity will be approximately 1.2 billion liters of sparkling beverages (or approximately 211 million unit cases), representing an increase of approximately 62% as compared to the current installed capacity of our plant in Belo Horizonte, Brazil. The new plant will produce all of our existing brands and presentations of Coca-Cola products.

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

The following table provides a summary of the fair value of derivative instruments as of December 31, 2013. The fair market value is estimated using market prices that would apply to terminate the contracts at the end of the period and are confirmed by external sources, which generally are also our counterparties to the relevant contracts.

	Fair Value At December 31, 2013
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total fair value
	(millions of Mexican pesos)
Interest Rate Swaps
Mexican pesos float to fixed	(18)	(122)	—	—	(140)
Cross Currency Swaps
Mexican pesos to U.S. dollars	76	—	—	—	76
Brazilian reais to U.S. dollars	5	11	(825)	—	(809)
Forwards
U.S. dollars to Mexican pesos	10	—	—	—	10
U.S. dollars to Brazilian reais	16	—	—	—	16
U.S. dollars to Colombian pesos	2	—	—	—	2
Commodity Hedge Contracts
Sugar	(246)	(46)	—	—	(292)
Aluminum	(10)	—	—	—	(10)

In addition, our call option to acquire the remaining 49% stake in CCBPI and our put option to sell our ownership in CCBPI to The Coca-Cola Company are treated as derivative instruments for accounting purposes. See Note 20 of our consolidated financial statements for more information.

Item 6. Directors, Senior Management and Employees

Directors

Management of our business is vested in our board of directors and in our chief executive officer. Our bylaws provide that our board of directors will consist of no more than 21 directors and their respective alternates, elected at the annual ordinary shareholders meeting for renewable terms of one year. Our board of directors currently consists of 21 directors and 17 alternate directors; 13 directors and their respective alternate directors are elected by holders of the Series A shares voting as a class; five directors and their respective alternate directors are elected by holders of the Series D shares voting as a class; and up to three directors and their respective alternate directors are elected by holders of the Series L shares voting as a class. Directors may only be elected by a majority of shareholders of the appropriate series, voting as a class.

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

Our bylaws provide that when Series B shares are issued, which has not yet occurred, for every 10% of issued and paid shares of capital stock of our Company held by shareholders of such Series B, either individually or as a group, such shareholders shall have the right to designate and revoke one director and the corresponding alternate, pursuant to Article 50 of the Mexican Securities Market Law.

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

At our ordinary shareholders meeting held on March 6, 2014, the following directors were appointed or confirmed: 13 directors and their respective alternates as applicable, were appointed or confirmed by holders of Series A shares, five directors and their respective alternates as applicable, were appointed or confirmed by holders of Series D shares and three directors and their respective alternates as applicable, were appointed or confirmed by holders of Series L shares. We currently have appointed 21 of the maximum 21 directors that can be appointed pursuant to our bylaws.

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for information on relationships with certain directors and senior management.

As of the date of this annual report, our board of directors had the following members:

Series A Directors
José Antonio Fernández Carbajal	Born:	February 1954
Chairman	First elected:	1993, as director; 2001 as chairman.
	Term expires:	2015
	Principal occupation:	Executive Chairman of the Board of Directors of FEMSA.
Other directorships:

Chairman of the board of Fundación FEMSA A.C., vice-chairman of the supervisory board of Heineken N.V. and non-executive director of the board of Heineken Holding N.V., chairman of the board of Instituto Tecnológico y de Estudios Superiores de Monterrey, or ITESM, and member of the boards of Industrias Peñoles, S.A.B. de C.V., Grupo Televisa, S.A.B. de C.V., or Televisa, Controladora Vuela Compañia de Aviación, S.A. de C.V., chairman of the US-Mexico Foundation and co-chairman of the Advisory Board of Woodrow Wilson Center, Mexico Institute.

Business experience:

Joined FEMSA’s strategic planning department in 1988, held managerial positions at FEMSA Cerveza’s commercial division and OXXO, was appointed Deputy Chief Executive Officer of FEMSA in 1991 and was appointed Chief Executive Officer of FEMSA in 1995, which position he held until December 31, 2013. On January 1, 2014, he was named Executive Chairman of the board of directors of FEMSA.

	Education:	Holds a degree in Industrial Engineering and a Masters in Business Administration, or MBA, from ITESM.
	Alternate director:	Mariana Garza Lagüera Gonda(2)

Alfonso Garza Garza(1)	Born:	July 1962
Director	First elected:	1996
	Term expires:	2015
	Principal occupation:	Chief Officer of Strategic Business of FEMSA.
Other directorships:

Member of the boards of directors of ITESM, American School Foundation of Monterrey, A.C., Club Campestre de Monterrey, A.C. and Grupo Nutec, S.A. de C.V., and vice chairman of the executive commission of Confederación Patronal de la República Mexicana, S.P. and alternate member of the board of directors of FEMSA.

Business experience:

Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at FEMSA Empaques, S.A. de C.V. or FEMSA Empaques and FEMSA Cerveza, and was Chief Executive Officer of FEMSA Empaques.

	Education:	Holds a degree in Industrial Engineering from ITESM and an MBA from Instituto Panamericano de Alta Dirección de Empresa, or IPADE.
	Alternate director:	Eva María Garza Lagüera Gonda(3)

Series A Directors
José Luis Cutrale	Born:	September 1946
Director	First elected:	2004
	Term expires:	2015
	Principal occupation:	Chief Executive Officer of Sucocítrico Cutrale, Ltda.
	Other directorships:	Member of the boards of directors of Cutrale North America, Inc., Cutrale Citrus Juice USA, Inc., and Citrus Products.
	Business experience:	Founding partner of Sucocitrico Cutrale and member of ABECITRUS (the Brazilian Association of Citrus Exporters) and CDES (the Brazilian Government’s Counsel for Economic and Social Development).
	Education:	Holds a degree in Business Administration.
	Alternate director:	José Luis Cutrale, Jr.

Carlos Salazar Lomelín	Born:	April 1951
Director	First elected:	2000
	Term expires:	2015
	Principal occupation:	Chief Executive Officer of FEMSA.
Other directorships:

Member of the boards of FEMSA, BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, or Bancomer, Grupo Financiero BBVA Bancomer, S.A. de C.V., or BBVA Bancomer, AFORE Bancomer, S.A. de C.V., Seguros Bancomer, S.A. de C.V., ITESM and Fundación FEMSA, member of the advisory board of Premio Eugenio Garza Sada, Centro Internacional de Negocios Monterrey A.C., Asociación Promotora de Exposiciones, A.C. and the ITESM’s EGADE Business School.

Business experience:

Has held managerial positions in several subsidiaries of FEMSA, including Grafo Regia, S.A. de C.V. and Plásticos Técnicos Mexicanos, S.A. de C.V., served as Chief Executive Officer of FEMSA Cerveza from 1992 until 2000 and Chief Executive Officer of Coca-Cola FEMSA from 2000 until 2013.

	Education:	Holds a Bachelor’s degree in economics from ITESM, and performed postgraduate studies in business administration at ITESM and economic development in Italy.
	Alternate director:	Max Michel González

Ricardo Guajardo Touché	Born:	May 1948
Director	First elected:	1993
	Term expires:	2015
	Principal occupation:	Chairman of the board of directors of SOLFI, S.A., or Solfi.
Other directorships:

Member of the boards of directors of FEMSA, Grupo Valores Monterrey, S.A.B. de C.V., El Puerto de Liverpool, S.A.B. de C.V., Grupo Alfa, S.A.B. de C.V., or Alfa, Bancomer, BBVA Bancomer, Grupo Aeroportuario del Sureste, S.A. de C.V., Grupo Bimbo, S.A.B. de C.V., or Bimbo, Grupo Coppel, S.A. de C.V., ITESM and Vitro, S.A.B. de C.V.

	Education:	Holds degrees in electrical engineering from ITESM and the University of Wisconsin and a

Master’s degree from the University of California at Berkeley.
	Alternate director:	Eduardo Padilla Silva

Paulina Garza Lagüera Gonda(2)	Born:	March 1972
Director	First elected:	2009
	Term expires:	2015
	Business experience:	Private investor
	Other directorships:	Member of the board of directors of FEMSA.
	Education:	Holds a Business Administration degree from ITESM.

Federico Reyes García	Born:	September 1945
Director	First elected:	1992
	Term expires:	2015
	Principal occupation:	Corporate Development Officer of FEMSA.
	Business experience:	Held the position of executive vice-president of Corporate Development of FEMSA from 1992 to 1993, and Chief Financial Officer in FEMSA from 1999 until 2006.
	Other directorships:	Member of the board of directors of FEMSA and Optima Energía.
	Education:	Holds a degree in Business and Finance from ITESM.
	Alternate director:	Alejandro Bailleres Gual

Javier Gerardo Astaburuaga Sanjines	Born:	July 1959
Director	First elected:	2006
	Term expires:	2015
	Principal occupation:	Chief Financial and Strategic Development Officer of FEMSA.
Business experience:

Joined FEMSA as a financial information analyst and later acquired experience in corporate development, administration and finance, held various senior positions at FEMSA Cerveza between 1993 and 2001, including Chief Financial Officer and for two years, he served as FEMSA Cerveza’s Director of Sales for the north region of Mexico prior to his current position and until 2003, when he was appointed FEMSA Cerveza’s Co-Chief Executive Officer.

	Other directorships:	Member of the supervisory board and audit committee of Heineken N.V.
	Education:	Holds a degree in Certified Public Accountant, or CPA, from ITESM.
	Alternate director:	Francisco José Calderón Rojas

Alfonso González Migoya	Born:	January 1945
Independent Director	First elected:	2006
	Term expires:	2015
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Industrial Saltillo, S.A.B. de C.V., or GIS.
Other directorships:

Member of the board of directors of FEMSA, ITESM, Berel, S.A., member of the board and of the Corporate Practices and Meetings Committee of the Bolsa Mexicana de Valores, S.A.B. de C.V., member of the board and chairman of the Audit

Committee of Banregio Grupo Financiero, S.A. de C.V. and member of the board and of the Audit Committee of Servicios Corporativos JAVER, S.A.P.I. de C.V.
	Business experience:	Served from 1995 until 2005 as Corporate Director of Alfa.
	Education:	Holds a degree in Mechanical Engineering from ITESM and an MBA from the Stanford Graduate School of Business.
	Alternate director:	Ernesto Cruz Velázquez de León

Daniel Servitje Montull	Born:	April 1959
Independent Director	First elected:	1998
	Term expires:	2015
	Principal occupation:	Chief Executive Officer and Chairman of the board of directors of Bimbo.
Other directorships:

Chairman of the board of directors of Corporacíon Aura Solar, S.A.P.I. de C.V. and Servicios Comerciales de Energía, S.A. de C.V., member of the boards of directors of Banco Nacional de Mexico, S.A., Instituto Mexicano para la Competitividad, A.C., The Consumer Goods Forum, The Nature Conservancy and member of Stanford GSB advisory council.

	Business experience:	Served as vice-president of Bimbo.
	Education:	Holds a degree in Business Administration from the Universidad Iberoamericana in Mexico and an MBA from the Stanford Graduate School of Business.
	Alternate director:	Sergio Deschamps Ebergenyi

Enrique F. Senior Hernández	Born:	August 1943
Director	First elected:	2004
	Term expires:	2015
	Principal occupation:	Managing Director of Allen & Company, LLC.
	Other directorship:	Member of the boards of directors of FEMSA, Televisa, Cinemark USA, Inc. and Univision Communications, Inc.
	Business experience:	Among other clients, has provided financial advisory services to FEMSA and Coca-Cola FEMSA.
	Alternate director:	Herbert Allen III

Alfredo Livas Cantú	Born:	July 1951
Director	First elected:	2014
	Term expires:	2015
	Principal occupation:	Private Investor
Other directorships:

Member of the boards of directors of Grupo Senda Autotransporte, S.A. de C.V., Grupo Acosta Verde, S.A. de C.V., Evox, GIS, and Grupo Financiero Banorte, S.A.B. de C.V., alternate member of the board of directors of Gruma, S.A.B. de C.V. and member of the governance committee of Grupo Proeza, S.A. de C.V.

	Education:	Holds a degree in Economics from Universidad Autónoma de Nuevo León and an MBA and Master’s degree in Economics from the University of Texas.

John Anthony Santa Maria Otazua	Born:	August 1957
Director	First elected:	2014
	Term expires:	2015
	Principal occupation:	Chief Executive Officer of Coca-Cola FEMSA.
	Business experience:	Has served as Strategic Planning and Business Development Officer and Chief Operating Officer of Mexico of Coca-Cola FEMSA and as Strategic

Planning & Commercial Development Officer & Chief Operating Officer of the South America division. As Strategic Planning Officer, he led the integration of the Panamco acquisition with our operations. He also has experience in several departments of Coca-Cola FEMSA, namely development of new products and mergers and acquisitions.

	Other directorships:	Member of the board of directors of Gentera, S.A.B. de C.V. (formerly Banco Compartamos, S.A.B. de C.V.), or Gentera.
	Education:	Holds a degree in Business Administration and an MBA with major in Finance from Southern Methodist University.
	Alternate director:	Héctor Treviño Gutiérrez

Series D Directors
Gary Fayard	Born:	April 1952
Director	First elected:	2003
	Term expires:	2015
	Principal occupation:	Executive vice-president and Chief Financial Officer of The Coca-Cola Company.
	Other directorships:	Member of the board of directors of Atlanta Symphony Orchestra.
	Business experience:	He served in Ernst & Young as a partner, area director of audit services and area director of manufacturing services.
	Education:	Holds a Bachelor of Science from the University of Alabama College and Business Administration and is licensed as a CPA.
	Alternate director:	Wendy Clark

Irial Finan	Born:	June 1957
Director	First elected:	2004
	Term expires:	2015
	Principal occupation:	Executive vice-president and president of Bottling Investments and Supply Chain of The Coca-Cola Company.
	Other directorships:	Member of the boards of directors of Coca-Cola Hellenic, Bottling Company AG, Coca-Cola East Japan Co., Ltd., Coca-Cola Foundation and Smurfit Kappa Group.
	Business experience:	He served as Chief Executive Officer of Coca-Cola Hellenic. Has experience in several Coca-Cola bottlers, mainly in Europe.
	Education:	Holds a Bachelor’s degree in Commerce from National University of Ireland, Galway.
	Alternate director:	Sunil Ghatnekar

Charles H. McTier	Born:	January 1939
Independent Director	First elected:	1998
	Term expires:	2015

	Principal occupation:	Trustee of Robert W. Woodruff Foundation.
	Other directorships:	Member of the board of directors of AGL Resources, Inc. and advisory board member of Sun Trust Bank Atlanta.
	Business experience:	Served as a President of Robert W. Woodruff Foundation during the period 1971-2007 and on the board of directors of nine U.S. Coca-Cola bottling companies in the 1970s and 1980s.
	Education:	Holds a Bachelor’s degree in Business Administration from Emory University.

Marie Quintero-Johnson	Born:	October 1966
Director	First elected:	2012
	Term expires:	2015
	Principal occupation:	Corporate vice-president and Director of Mergers and Acquisitions of The Coca-Cola Company.
	Other directorships:	Member of the board of directors of Zico Beverages LLC.
	Education:	Holds a Bachelor’s degree in accounting from Georgetown University and a Master’s degree in Business Administration from the University of Virginia.
	Alternate director:	Gloria Bowden

Bárbara Garza Lagüera Gonda(2)	Born:	December 1959
Director	First elected:	1999
	Term expires:	2015
	Principal occupation:	Private investor.
	Other directorships:	Member of the boards of directors of FEMSA, BBVA Bancomer, Solfi, ITESM Campus Mexico City, Fondo para la Paz, Museo Franz Mayer and Fundación Bancomer.
	Education:	Holds a Business Administration degree from ITESM.
	Alternate director:	Kathy Waller

Series L Directors
Robert A. Fleishman Cahn	Born:	May 1951
Director	First elected:	2012
	Term expires:	2015
	Principal occupation:	Chief Executive Officer of Grupo Tampico.
	Other directorships:	Secretary of the board of directors of Grupo Tampico, member of the regional boards of BBVA Bancomer and Banco Nacional de México, S.A.
	Education:	Holds a Business Administration degree from the University of Texas and an Executive Development Program at Wharton School of University of Pennsylvania.
	Alternate:	Herman Harris Fleishman Cahn

José Manuel Canal Hernando	Born:	February 1940
Independent Director	First elected:	2003
	Term expires:	2015
	Principal occupation:	Private consultant.
	Other directorships:	Member of the board of directors of FEMSA, Gentera, Grupo Kuo, S.A.B. de C.V., GIS, Grupo Acir, S.A. de C.V. and Statutory Auditor of BBVA Bancomer.
	Education:	Holds a CPA degree from the Universidad Nacional Autónoma de México.

Francisco Zambrano Rodríguez	Born:	January 1953
Independent Director	First elected:	2003
	Term expires:	2015
Principal occupation:

Chief Executive Officer of Desarrollo de Fondos Inmobiliarios, S.A. de C.V., or DFI, vice-president of Desarrollo Inmobiliario y de Valores, S.A. de C.V., or DIV and chairman of Corporativo Zeta Divasa, S.A. de C.V. or CZD.

	Other directorships:	Member of the boards of directors of DFI, DIV and CZD, and member of the supervisory board of ITESM.
	Business experience:	Has extensive experience in investment banking and private investment services in Mexico.
	Education:	Holds a degree in Chemical Engineering from ITESM and an MBA from The University of Texas.
	Alternate director:	Karl Frei Buechi

(1)	Cousin of Eva María Garza Lagüera Gonda, Paulina Garza Lagüera Gonda, Mariana Garza Lagüera Gonda and Bárbara Garza Lagüera Gonda.
(2)	Sister of Eva Maria Garza Lagüera Gonda and sister-in-law of José Antonio Fernández Carbajal.
(3)	Wife of José Antonio Fernández Carbajal.

The secretary of the board of directors is Carlos Eduardo Aldrete Ancira and the alternate secretary of the board of directors is Carlos Luis Díaz Sáenz, our general counsel.

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

Pursuant to a shareholders’ agreement dated October 10, 2011, by and among Mr. Herman Harris Fleishman Cahn, Mr. Robert Alan Fleishman Cahn and FEMSA, Mr. Herman Harris Fleishman Cahn and Mr. Robert Alan Fleishman Cahn will be elected as director and alternate director, of our board of directors for six consecutive one-year terms, beginning in October 2011. In addition, on such date, Mr. Herman Harris Fleishman Cahn was appointed for an initial period of six months, after which Mr. Robert Alan Fleishman Cahn’s one year term began.

Executive Officers

The following are the principal executive officers of our company:

John Anthony Santa Maria Otazua	Born:	August 1957
Chief Executive Officer	Joined:	1995
	Appointed to current position:	2014
	Business experience with us:

Served as Strategic Planning and Business Development Officer and Chief Operating Officer of Mexico. He has experience in several areas of our company, namely development of new products and mergers and acquisitions.

	Other business experience:

Has served as Strategic Planning and Business Development Officer and Chief Operating Officer of the Mexican operations of Coca-Cola FEMSA and as Strategic Planning & Commercial Development Officer & Chief Operating Officer of the South America division. As Strategic Planning Officer, he led the integration of the Panamco acquisition with our operations. He also has experience in several departments of Coca-Cola FEMSA, namely development of new products and mergers and acquisitions.

	Education:	Holds a degree in Business Administration and an MBA with a major in Finance from Southern Methodist University.

Héctor Treviño Gutiérrez	Born:	August 1956
Chief Financial Officer	Joined:	1993
	Appointed to current position:	1993
	Other business experience:

At FEMSA, was in charge of the International Financing department, served as Manager of Financial Planning and Manager of International Financing, Chief Officer of Strategic Planning and Chief Officer of Business Development and headed the Corporate Development department.

	Education:	Holds a degree in Chemical Engineering from ITESM and an MBA from the Wharton School of Business.

Alejandro Duncan Ancira	Born:	May 1957
Technical Officer	Joined:	1995
	Appointed to current position:	2002
	Business experience with us:	Infrastructure Planning Director of Mexico.
	Other business experience:

Has undertaken responsibilities in different production, logistics, engineering, project planning and manufacturing departments of FEMSA and was a Plant Manager in central Mexico and Manufacturing Director in Argentina.

	Education:	Holds a degree in Mechanical Engineering from ITESM and an MBA from the Universidad de Monterrey.

Eulalio Cerda Delgadillo	Born:	July 1958
Human Resources Officer	Joined:	1996
	Appointed to current position:	2001
	Business experience with us:	Manager in several departments, including maintenance, projects, packaging and human resources.

	Other business experience:	At FEMSA Cerveza, served as New Projects Executive and worked in several departments including marketing, maintenance, packaging, bottling, human resources, technical development and projects.
	Education:	Holds a degree in Mechanical Engineering from ITESM.

Martin Felipe Arias Yaniz	Born:	October 1967
M&A and Strategic Planning Officer	Joined:	2003
	Appointed to current position:	2014
	Business experience with us:	Has served as Corporate Finance and Treasury Director of Coca-Cola FEMSA.
	Other business experience:	Has worked as Executive Director in Latin American investment banking at Morgan Stanley and previously worked as an attorney at Cleary Gottlieb Steen & Hamilton.
	Education:	Holds a Bachelor’s degree in Economics from Georgetown University and Juris Doctor in law from the University of Pennsylvania.

Ernesto Silva Almaguer	Born:	March 1955
Chief Operating Officer—Mexico / Central America	Joined:	1996
	Appointed to current position:	2011
	Business experience with us:	Has served as Chief Operating Officer in Argentina and New Business Development and Information Technology Director.
	Other business experience:

Has worked as General Director of packaging subsidiaries of FEMSA (Fábricas de Monterrey, S.A. de C.V. and Quimiproductos), served as Vice President of International Sales at FEMSA Empaques and Manager of FEMSA’s Corporate Planning and held several positions at Alfa.

	Education:	Holds a degree in Mechanical and Administrative Engineering from Universidad Autónoma de Nuevo León and an MBA from The University of Texas at Austin.

Rafael Alberto Suárez Olaguibel	Born:	April 1960
Chief Operating Officer—South America	Joined:	1986
	Appointed to current position:	2014
	Business experience with us:

Corporate Special Projects Director, Chief Operating Officer Latincentro Division, Commercial Planning and Strategic Development Officer, Chief Operating Officer of Mexico, Chief Operating Officer of Argentina, Distribution and Sales Director of Valley of Mexico, Marketing Director of Valley of Mexico.

	Other business experience:	Has worked as Franchises Manager and in other positions at Coca-Cola Company in Mexico.
	Education:	Holds a degree in Economics from ITESM and an MBA from ITESM.

José Ramón de Jesús Martínez Alonso	Born:	July 1961
Chief Operating Officer–Brazil	Joined:	2012
	Appointed to current position:	2013

	Business experience with us:	Served as Corporate Affairs Director for Mexico and Central America and Strategic Planning Director of South America division.
Other business experience:

Operations vice-president of Panamco from 1994 to 1999, Chief Operating Officer of Panamco from 1999 to 2002 and President of the National Association of Coca-Cola Bottlers in Mexico from 2005 to 2012.

	Education:	Holds a degree in Chemical Engineering from La Salle University and an MBA from IPADE.

Juan Ramón Felix Castañeda	Born:	December 1961
Chief Operating Officer—Philippines	Joined:	1997
	Appointed to current position:	2012
Business experience with us:

Has held several positions with us, including New Businesses and Commercial Development Officer, Commercial Director in Mexico, Commercial Development Director in Brazil, Commercial Director for the Bajio division in Mexico, Logistics Director and Sales Manager in Mexico.

	Other business experience:	Has worked in the Administrative, Distribution and Marketing departments of The Coca-Cola Export Company.
	Education:	Holds a degree in Economics from ITESM and an MBA from ITESM and the partner schools from each continent.

(1)	See “—Directors.”

Compensation of Directors and Officers

For the year ended December 31, 2013, the aggregate compensation of all of our executive officers paid or accrued for services in all capacities was approximately Ps.293.4 million. The aggregate compensation amount includes approximately Ps.204.9 million of cash bonus awards and bonuses paid to certain of our executive officers pursuant to our incentive plan for stock purchases. See “—EVA-Based Bonus Program.”

The aggregate compensation for directors during 2013 was Ps.12.9 million. For each meeting attended we paid US$10,000 to each director with foreign residence and US$6,500 to all other directors with residence in Mexico in 2013.

We paid US$3,500 to each of the members of the Audit Committee per each meeting attended, and we paid US$3,000 per meeting attended to each of the members of the Finance and Planning and the Corporate Practices Committees.

Our senior management and executive officers participate in our benefit plans on the same basis as our other employees. Members of our board of directors do not participate in our benefit plans. As of December 31, 2013, amounts accrued for all employees under these pension and retirement plans were Ps.2,666 million, of which Ps.1,117 million is already funded.

EVA-Based Bonus Program

Our bonus program for executives is based on complying with certain goals established annually by management, which include quantitative and qualitative objectives as well as the completion of special projects.

The quantitative objectives represent approximately 50% of the bonus and are based on the Economic Value Added, or EVA, methodology. These quantitative objectives, established for the executives at each entity, are based on a combination of the EVA generated per entity and by our company and the EVA generated by our parent company, FEMSA. The qualitative objectives and special projects represent the remaining 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.

The bonus amount is determined based on each eligible participant’s level of responsibility and based on the EVA generated by the applicable business unit the employee works for. This formula is established by considering the level of responsibility within the organization, the employees’ evaluation and competitive compensation in the market.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded as a part of the income statement and are paid in cash the following year. During the years ended December 31, 2013, 2012 and 2011, the bonus expense recorded amounted to Ps.533 million, Ps.375 million and Ps.599 million, respectively.

Share-based payment bonus plan. We have a stock incentive plan for the benefit of our executive officers. This plan uses as its main evaluation metric the EVA methodology. Under the EVA stock incentive plan, eligible executive officers are entitled to receive a special annual bonus (fixed amount), to purchase FEMSA and Coca-Cola FEMSA shares or options, based on the executive’s responsibility in the organization, their business’s EVA result and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested, at 20% per year. Fifty percent of our annual executive bonus under our stock incentive plan is to be used to purchase FEMSA shares or options and the remaining 50% to purchase our company’s shares or options. As of December 31, 2013, 2012 and 2011, no stock options had been granted to employees.

The special bonus is granted to eligible employees on an annual basis and after withholding applicable taxes. We contribute the individual employee’s special bonus in cash to the Administrative Trust (which is controlled and consolidated by FEMSA), which then uses the funds to purchase FEMSA and Coca-Cola FEMSA shares (as instructed by the Corporate Practices Committee), which are then allocated to such employee.

Coca-Cola FEMSA accounts for its share-based payment bonus plan as an equity-settled share-based payment transaction, since it is its parent company, FEMSA, who ultimately grants and settles any shares due to executives.

Share Ownership

As of April 4, 2014, several of our directors and alternate directors were trust participants under the Irrevocable Trust No. 463 established at Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee, which is the owner of approximately 74.9% of the voting stock of FEMSA, which in turn owns 47.9% of our outstanding capital stock. As a result of the voting trust’s internal procedures, the voting trust as a whole is deemed to have beneficial ownership with sole voting power of all the shares deposited in the voting trust, and each of the trust participants are deemed to have beneficial ownership with shared voting power over those same deposited shares. These directors and alternate directors are Alfonso Garza Garza, Paulina Garza Lagüera Gonda, Bárbara Garza Lagüera Gonda, Mariana Garza Lagüera Gonda and Eva María Garza Lagüera Gonda. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” None of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock. See Note 16 to our consolidated financial statements.

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

Finance and Planning Committee. The Finance and Planning Committee works with management to set our annual and long-term strategic and financial plans and monitors adherence to these plans. It is responsible for setting our optimal capital structure and recommends the appropriate level of borrowing as well as the issuance of securities. Financial risk management is another responsibility of the Finance and Planning Committee. Irial Finan is the chairman of the Finance and Planning Committee. The other members include: Federico Reyes García, Ricardo Guajardo Touché and Enrique Senior Hernández. The secretary of the Finance and Planning Committee is Héctor Treviño Gutiérrez, our Chief Financial Officer.

Audit Committee. The Audit Committee is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee; the internal auditing function also reports to the Audit Committee. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, we compensate the independent auditor and any outside advisor hired by the Audit Committee and provide funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. José Manuel Canal Hernando is the chairman of the Audit Committee and the “audit committee financial expert”. Pursuant to the Mexican Securities Market Law, the chairman of the Audit Committee is elected at our shareholders meeting. The other members are: Alfonso González Migoya, Charles H. McTier, Francisco Zambrano Rodríguez and Ernesto Cruz Velázquez de León. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards. The secretary of the Audit Committee, who is not a member, is José González Ornelas, head of FEMSA’s auditing and operating control area.

Corporate Practices Committee. The Corporate Practices Committee, which consists exclusively of independent directors, is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders meeting and include matters on the agenda for that meeting that it deems appropriate, approve policies on related party transactions, approve the compensation plan of the chief executive officer and relevant officers, and support our board of directors in the elaboration of related reports. The chairman of the Corporate Practices Committee is Daniel Servitje Montull. Pursuant to the Mexican Securities Market Law, the chairman of the Corporate Practices Committee is elected at our shareholders meeting. The other members include: Alfredo Livas Cantú and Karl Frei Buechi. The secretaries of the Corporate Practices Committee are Gary Fayard and Javier Astaburuaga Sanjines.

Advisory Board. Our board of directors approved the creation of a committee whose main role will be to advise and propose initiatives to our board of directors through the Chief Executive Officer. This committee will mainly be comprised of former shareholders of the various bottling businesses that merged with us, whose experience will constitute an important contribution to our operations.

Employees

As of December 31, 2013, our headcount was as follows: 50,043 in Mexico and Central America, 26,631 in South America (excluding Venezuela) and 7,751 in Venezuela. In the headcount we include the employees of third party distributors. The table below sets forth headcount by category for the periods indicated:

	As of December 31,
	2013	2012	2011
Executives	1,054	974	939
Non-union	24,955	21,989	22,380
Union	51,076	41,123	37,517
Employees of third party distributors	7,837	9,309	9,043

Total	84,922	73,395	69,879

As of December 31, 2013, approximately 60.1% of our employees, most of whom were employed in Mexico, were members of labor unions. We had 126 separate collective bargaining agreements with 82 labor unions. In general, we have a good relationship with the labor unions throughout our operations, except in Colombia, Venezuela and Guatemala, which are or have been the subjects of significant labor-related litigation. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information” and “Item 8. Financial Information—Legal Proceedings.” We believe we have appropriate reserves for these litigation proceedings and do not currently expect them to have a material adverse effect.

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

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Our outstanding capital stock consists of three classes of securities: Series A shares held by FEMSA, Series D shares held by The Coca-Cola Company and Series L shares held by the public. The following table sets forth our major shareholders as of April 4, 2014:

Owner	Outstanding Capital Stock	Percentage Ownership of Outstanding Capital Stock	Percentage of Voting Rights
FEMSA (Series A shares)(1)	992,078,519	47.9%	63.0%
The Coca-Cola Company (Series D Shares)(2)	583,545,678	28.1%	37.0%
Public (Series L shares)(3)	497,298,032	24.0%	—

Total	2,072,922,229	100.0%	100.0%

(1)

FEMSA owns these shares through its wholly owned subsidiary Compañía Internacional de Bebidas, S.A. de C.V. Approximately 74.9% of the voting stock of FEMSA is owned by the technical committee and trust participants under Irrevocable Trust No. 463 established at Banco Invex, S.A. Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee. As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power of the shares deposited in the voting trust: BBVA Bancomer, S.A., as Trustee under Trust No. F/25078-7 (controlled by Max Michel Suberville), J.P. Morgan (Suisse), S.A., as Trustee under a trust (controlled by Paulina Garza Lagüera Gonda), Bárbara Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Eva Maria Garza Lagüera Gonda, Consuelo Garza Lagüera de Garza, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres Gonzalez, Maria Teresa Gual Aspe de Bailleres, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by the Garza Lagüera family), Corbal, S.A. de C.V. (controlled by Alberto Bailleres González), Magdalena Michel de David, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), BBVA Bancomer, S.A. as Trustee under Trust No. F/29013-0 (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Franca Servicios, S.A. de C.V. (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), BBVA Bancomer, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), BBVA Bancomer, S.A., as Trustee under Trust No. F/710004 (controlled by Magdalena Michel de David) and BBVA Bancomer, S.A., as Trustee under Trust No. F/700005 (controlled by Renee Michel de Guichard).

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

As of December 31, 2013, there were 15,993,703 of our ADSs outstanding, each ADS representing ten Series L shares, and 32.2% of our outstanding Series L shares were represented by ADSs. As of April 4, 2014, 32.1% of our outstanding Series L shares were represented by ADSs, held by 345 holders (including The Depositary Trust Company) with registered addresses outside of Mexico.

The Shareholders Agreement

We operate pursuant to a shareholders agreement among two subsidiaries of FEMSA, The Coca-Cola Company and certain of its subsidiaries. This agreement, together with our bylaws, sets forth the basic rules under which we operate.

In February 2010, our main shareholders, FEMSA and The Coca-Cola Company, amended the shareholders agreement, and our bylaws were amended accordingly. The amendment mainly related to changes in the voting requirements for decisions on: (1) ordinary operations within an annual business plan and (2) appointment of the chief executive officer and all officers reporting to him, all of which now may be taken by the board of directors by simple majority voting. Also, the amendment provided that payment of dividends, up to an amount equivalent to 20% of the preceding years’ retained earnings, may be approved by a simple majority of the shareholders. Any decision on extraordinary matters, as they are defined by our bylaws and which include any new business acquisition, business combinations or any change in the existing line of business, among other things, shall require the approval of the majority of the members of the board of directors, with the vote of two of the members appointed by The Coca-Cola Company. Also, any decision related to such extraordinary matters or any payment of dividends above 20% of the preceding years’ retained earnings shall require the approval of a majority of Series A and Series D shares voting together as a single class.

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

•

The Coca-Cola Company agreed to sell to a subsidiary of FEMSA sufficient shares to permit FEMSA to beneficially own 51% of our outstanding capital stock (assuming that this subsidiary of FEMSA does not sell any shares and that there are no issuances of our stock other than as contemplated by the acquisition). As a result of this understanding, in November 2006, FEMSA acquired, through a subsidiary, 148,000,000 of our Series D shares from certain subsidiaries of The Coca-Cola Company, representing 9.4% of the total outstanding voting shares and 8.02% of the total outstanding equity of Coca-Cola FEMSA, at a price of US$2.888 per share for an aggregate amount of US$427.4 million. Pursuant to our bylaws, the acquired shares were converted from Series D shares to Series A shares.

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

Cooperation Framework with The Coca-Cola Company

In September 2006, we reached a comprehensive cooperation framework with The Coca-Cola Company for a new stage of collaboration going forward. This new framework includes the main aspects of our relationship with The Coca-Cola Company and defines the terms for the new collaborative business model. The framework is structured around three main objectives, which have been implemented as outlined below:

•

Sustainable growth of sparkling beverages, still beverages and waters: Together with The Coca-Cola Company, we have defined a platform to jointly pursue incremental growth in the sparkling beverages category, as well as accelerated development of still beverages and waters across Latin America. To this end, The Coca-Cola Company will provide a relevant portion of the funds derived from the concentrate increase for marketing support of the entire portfolio. In addition, the framework contemplates a new, all-encompassing business model for the development, organically and through acquisitions, of still beverages and waters that further aligns our and The Coca-Cola Company’s objectives and should contribute to incremental long-term value creation for both companies. With this objective in mind, we have jointly acquired the Brisa bottled water business in Colombia, we have a joint venture for the Jugos del Valle products in Mexico and Brazil and we have certain agreements to develop the Crystal water business and the Matte Leao business in Brazil with other bottlers, and the business of Grupo Estrella Azul, a leading dairy and juice-based beverage company in Panama. During 2011 we entered into a joint venture to develop certain coffee products in our territories. In addition, during 2012, we acquired, through Jugos del Valle, an indirect participation in Santa Clara, a producer of milk and dairy products in Mexico.

•

Our horizontal growth: The framework includes The Coca-Cola Company’s endorsement of our aspiration to continue being a leading participant in the consolidation of the Coca-Cola system in Latin America, as well as our exploration of potential opportunities in other markets where our operating model and strong execution capabilities could be leveraged. For example, in 2008 we entered into a transaction with The Coca-Cola Company to acquire from it, REMIL, which was The Coca-Cola Company’s wholly owned bottling franchise in the majority of the State of Minas Gerais, Brazil. On January 25, 2013 we closed the acquisition of 51% non-controlling majority stake of the outstanding shares of CCBPI. Finally, during 2013, we closed our merger with Grupo Yoli in Mexico and our acquisitions of Spaipa and Companhia Fluminense in Brazil.

•

Long-term vision in relationship economics: We and The Coca-Cola Company understand each other’s business objectives and growth plans, and the 2006 framework provides a long-term perspective on the economics of our relationship. This will allow us and The Coca-Cola Company to focus on continuing to drive the business forward and generating profitable growth.

RELATED PARTY TRANSACTIONS

We believe that our transactions with related parties are on terms comparable to those that would result from arm’s length negotiations with unaffiliated parties and are reviewed and approved by our Corporate Practices Committee.

FEMSA

We regularly engage in transactions with FEMSA and its subsidiaries.

We sell our products to certain FEMSA subsidiaries, substantially all of which consists of our sales to a chain of convenience stores under the name Oxxo. The aggregate amount of these sales to Oxxo was Ps.3,078 million, Ps.2,853 million and Ps.2,088 million in 2013, 2012 and 2011, respectively.

We also purchase products from FEMSA and its subsidiaries. The aggregate amount of these purchases was Ps.5,200 million, Ps.4,484 million and Ps.3,652 million in 2013, 2012 and 2011, respectively. These amounts principally relate to raw materials, beer, assets and services provided to us by FEMSA. In January 2008, we renewed our service agreement with another subsidiary of FEMSA, which provides for the continued provision of administrative services relating to insurance, legal and tax advice, relations with governmental authorities and certain administrative and internal auditing services that it has been providing since June 1993. In November 2000, we entered into a service agreement with a subsidiary of FEMSA for the transportation of finished products from our production facilities to our distribution centers within Mexico. In September 2010, FEMSA sold the Mundet brand in Mexico to The Coca-Cola Company through The Coca-Cola Company’s acquisition of 100% of the equity interest of Promotora de Marcas Nacionales, S.A. de C.V. We remain the licensee of the Mundet trademark under the license agreements with Promotora de Marcas Nacionales, S.A. de C.V. Both agreements are renewable for ten-year terms, subject to non-renewal by either party with notice to the other party. We recently expanded the territories covered by these agreements to certain of our operations outside of Mexico. We primarily purchase our glass bottles in Mexico from Glass & Silice S.A. de C.V. (formerly VICHISA), a wholly owned subsidiary of Cuauhtémoc Moctezuma Holding, S.A. de C.V. (formerly FEMSA Cerveza), currently a wholly owned subsidiary of the Heineken Group. The aggregate amount of our purchases from Glass & Silice S.A. de C.V. (formerly VICHISA) amounted to Ps.265.7 million, Ps.292.0 million and Ps.320.0 million in 2013, 2012 and 2011, respectively. Finally, we continue to distribute and sell the Kaiser beer portfolio in our Brazilian territories through the 20-year term, consistent with arrangements in place with Cervejarias Kaiser since 2006, prior the acquisition of Cervejarias Kaiser by Cuauhtémoc Moctezuma Holding, S.A. de C.V., formerly known as FEMSA Cerveza. On April 30, 2010, the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in the Heineken Group closed.

We also purchase products from Heineken and its subsidiaries. The aggregate amount of these purchases was Ps.3,734 million, Ps.2,598 million and Ps.3,343 million in 2013, 2012 and 2011, respectively. These amounts principally relate to raw materials and beer.

FEMSA is also a party to the understandings we have with The Coca-Cola Company relating to specified operational and business issues. A summary of these understandings is set forth under “—Major Shareholders—The Coca-Cola Memorandum.”

The Coca-Cola Company

We regularly engage in transactions with The Coca-Cola Company and its affiliates. We purchase all of our concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total expenses charged to us by The Coca-Cola Company for concentrates were approximately Ps.22,988 million, Ps.23,886 million and Ps.20,882 million in 2013, 2012 and 2011, respectively. Our company and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also contributes to our coolers, bottles and case investment program. We received contributions to our marketing expenses of Ps.4,206 million, Ps.3,018 million and Ps.2,595 million in 2013, 2012 and 2011, respectively.

In December 2007 and May 2008, we sold most of our proprietary brands to The Coca-Cola Company. The proprietary brands are licensed back to us by The Coca-Cola Company pursuant to our bottler agreements. The December 2007 transaction was valued at US$48 million and the May 2008 transaction was valued at US$16 million. Revenues from the sale of proprietary brands realized in prior years in which we have a significant continuing involvement are deferred and amortized against the related costs of future sales over the estimated sales period. The balance to be amortized amounted to Ps.37 million, Ps.98 million and Ps.302 million as of December 31, 2013, 2012 and 2011, respectively. The short-term portions to be amortized amounted to Ps.37 million, Ps.61 million and Ps.197 million at December 31, 2013, 2012 and 2011, respectively. The short-term portions are included in other current liabilities. The long-term positions are included in other liabilities.

In Argentina, we purchase plastic preforms, as well as returnable plastic bottles from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a Coca-Cola bottler with operations in Argentina, Chile and Brazil in which The Coca-Cola Company has a substantial interest.

In Argentina, we mainly use HFCS that we purchase from several different local suppliers as a sweetener in our products. We purchase glass bottles, plastic cases and other raw materials from several domestic sources. We purchase plastic preforms, as well as returnable plastic bottles, at competitive prices from Embotelladora del Atlántico S.A., a local subsidiary of Embotelladora Andina S.A., a bottler of The Coca-Cola Company with operations in Argentina, Chile and Brazil, and other local suppliers. We also acquire plastic preforms from ALPLA Avellaneda S.A. and other suppliers.

In November 2007, Administración, a Mexican company owned directly or indirectly by us and The Coca-Cola Company, acquired 100% of the shares of capital stock of Jugos del Valle. Jugos del Valle sells fruit juice-based beverages and fruit derivatives. The business of Jugos del Valle in the United States was acquired and sold by The Coca-Cola Company. In 2008, we, The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and the Brazilian operations, respectively, of Jugos del Valle. Taking into account the participation held by Grupo Yoli, as of April 4, 2014, we held an interest of 26.2% in the Mexican joint business. In August 2010, we acquired from The Coca-Cola Company, along with other Brazilian Coca-Cola bottlers, Leão Alimentos, manufacturer and distributor of the Matte Leao tea brand. In January 2013, our Brazilian joint business of Jugos del Valle merged with Leão Alimentos. Taking into account our participation and the participations held by Companhia Fluminense and Spaipa, as of April 4, 2014, we had a 26.1% indirect interest in the Matte Leao business in Brazil.

In February 2009, we acquired with The Coca-Cola Company the Brisa bottled water business in Colombia from Bavaria, S.A. a subsidiary of SABMiller plc. We acquired the production assets and the distribution territory, and The Coca-Cola Company acquired the Brisa brand. We and The Coca-Cola Company equally shared in paying the purchase price of US$92 million. Following a transition period, in June 2009, we started to sell and distribute the Brisa portfolio of products in Colombia.

In May 2009, we entered into an agreement to begin selling the Crystal trademark water products in Brazil jointly with The Coca-Cola Company.

In March 2011, we acquired with The Coca-Cola Company, through Compañía Panameña de Bebidas, S.A.P.I. de C.V., Estrella Azul, a Panamanian conglomerate that participates in the dairy and juice-based beverage categories in Panama. We continue to develop this business with The Coca-Cola Company.

In March 2011, we entered along with The Coca-Cola Company, through Compañía Panameña de Bebidas S.A.P.I. de C.V., into several credit agreements, or the Credit Facilities, the proceeds of which were used to lend an aggregate amount of US$112,257,620 to Estrella Azul. Subject to certain events which could lead to an acceleration of payments, the principal balance of the Credit Facilities is payable in one installment on March 24, 2021. In March 2014, these Credit Facilities were paid in full.

In August 2012, we acquired, through Jugos del Valle, an indirect participation in Santa Clara, a producer of milk and dairy products in Mexico. As of April 4, 2014, we owned an indirect participation of 26.2% in Santa Clara.

On January 25, 2013, we closed the transaction with The Coca-Cola Company to acquire a 51% non-controlling majority stake in CCBPI for US$688.5 million (Ps.8,904 million) in an all-cash transaction. We have an option to acquire the remaining 49% stake in CCBPI at any time during the seven years following the closing date. We also have a put option to sell our ownership in CCBPI to The Coca-Cola Company commencing on the fifth anniversary of the closing date and ending on the sixth anniversary of the closing date. We currently manage the day-to-day operations of the business; however, during a four year period ending January 25, 2017 the business plan and other operational decisions must be taken jointly with The Coca-Cola Company. We currently recognize the results of CCBPI using the equity method.

Associated Companies

We also regularly engage in transactions with companies in which we own an equity interest that are not affiliated with The Coca-Cola Company, as described under “—The Coca-Cola Company.” We believe these transactions are on terms comparable to those that would result from arm’s length negotiations with unaffiliated third parties.

In Mexico, we purchase sparkling beverages in cans from Industria Envasadora de Querétaro, S.A. de C.V., or IEQSA, in which we hold an equity interest of 32.8%. We paid IEQSA Ps.615 million, Ps.483 million and Ps.262 million in 2013, 2012 and 2011, respectively. IEQSA purchases aluminum cans from FEMSA. We also purchase sugar from Beta San Miguel and Piasa, both sugar-cane producers in which, as of April 4, 2014, we held a 2.7% and 36.3% equity interest, respectively. We paid Ps.1,557 million, Ps.1,439 million and Ps.1,398 million to Beta San Miguel in 2013, 2012 and 2011, respectively. We paid Ps.956 million, Ps.423 million and Ps.52 million to Piasa in 2013, 2012 and 2011, respectively.

In Mexico, we participate with certain Coca-Cola bottlers in PROMESA, in which, as of April 4, 2014, we held a 35.0% interest. Through PROMESA, we purchase our cans for our Mexican operations, which are manufactured by Fábricas de Monterrey, S.A. de C.V., or FAMOSA, a wholly owned subsidiary of Cuauhtémoc Moctezuma Holding, S.A. de C.V. (formerly FEMSA

Cerveza), currently a wholly owned subsidiary of the Heineken Group. We purchased from PROMESA approximately Ps.670 million, Ps.711 million and Ps.701 million in 2013, 2012 and 2011, respectively.

Other Related Party Transactions

José Antonio Fernández Carbajal, the chairman of the board of directors of Coca-Cola FEMSA, is also the chairman of the board of directors of ITESM, a Mexican private university that routinely receives donations from us.

Carlos Salazar Lomelín, a member of the board of directors of Coca-Cola FEMSA, is also CEO of FEMSA and chairman of the consultant committee of EGADE, the graduate business school of ITESM, which is a prestigious university system with headquarters in Monterrey, Mexico. ITESM routinely receives donations from us and our subsidiaries.

Ricardo Guajardo Touché, a member of the board of directors of Coca-Cola FEMSA, is also a member of the board of directors of ITESM.

Allen & Company LLC provides investment banking services to us and our affiliates in the ordinary course of its business. Enrique Senior, one of our directors, is a Managing Director of Allen & Company LLC, and Herbert Allen III, an alternate director, is the president of Allen & Company LLC.

We are insured in Mexico primarily under certain of FEMSA’s insurance policies with Grupo Nacional Provincial S.A., of which the son of the chairman of its board of directors, Alejandro Bailleres Gual is one of our alternate members of the board of directors. The policies were purchased pursuant to a competitive bidding process.

In October 2011, we executed certain agreements with affiliates of Grupo Tampico that are still in effect, to acquire specific products and services such as plastic cases, certain trucks and car brands, as well as autoparts exclusively for the territories of Grupo Tampico, which agreements provide for certain preferences to be elected as suppliers in our suppliers’ bidding processes.

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

Mexico

Antitrust Matters. During 2000, the CFCE, motivated by complaints filed by PepsiCo and certain of its bottlers in Mexico, began an investigation of The Coca-Cola Company Export Corporation and the Mexican Coca-Cola bottlers for alleged monopolistic practices through exclusivity arrangements with certain retailers. Nine of our Mexican subsidiaries, including those acquired through our merger with Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano, are involved in this matter. After the corresponding legal proceedings in 2008, a Mexican Federal Court rendered an adverse judgment against three of our nine Mexican subsidiaries involved in the proceedings, upholding a fine of approximately Ps.10.5 million imposed by CFCE on each of the three subsidiaries and ordering the immediate suspension of such practices of alleged exclusivity arrangements and conditional dealings. On August 7, 2012, a Federal Court dismissed and denied an appeal that we filed on behalf of one of our subsidiaries after the merger with Grupo Fomento Queretano, which had received an adverse judgment. We filed a motion for reconsideration on September 12, 2012, which was resolved on March 22, 2013 confirming the Ps.10.5 million fine imposed by the CFCE. With respect to the complaints against the remaining six subsidiaries, a favorable resolution was issued in the Mexican Federal Courts and, consequently, the CFCE withdrew the fines and ruled in favor of six of our subsidiaries on the grounds of insufficient evidence to prove individual and specific liability in the alleged antitrust violations.

In addition, among the companies involved in the 2000 complaint filed by PepsiCo and other bottlers in Mexico, were some of our less significant subsidiaries acquired with the Grupo Yoli merger. On June 30, 2005, the CFCE imposed a fine on one of our subsidiaries for approximately Ps.10.5 million. A motion for reconsideration on this matter was filed on September 21, 2005, which was resolved by the CFCE confirming the original resolution on December 1, 2005. An amparo claim was filed against said resolution and a Federal Court issued a favorable resolution in our benefit. Both the CFCE and PepsiCo filed appeals against said resolution and a Circuit Court in Acapulco, Guerrero resolved to request the CFCE to issue a new resolution regarding the Ps.10.5 million fine. CFCE then fined our subsidiary again, for the same amount. A new amparo claim was filed against said resolution. On May 17, 2012, such new amparo claim was resolved, again in favor of one of our subsidiaries, requesting the CFCE to recalculate the amount of the fine. The CFCE maintained the amount of the fine in a new resolution which we challenged through a new amparo claim filed on July 31, 2013 before a District Judge in Acapulco, Guerrero and are awaiting final resolution.

In February 2009, the CFCE began a new investigation of alleged monopolistic practices consisting of sparkling beverage sales subject to exclusivity agreements and the granting of discounts and/or benefits in exchange for exclusivity arrangements with certain retailers. In December 2011, the CFCE closed this investigation on the grounds of insufficient evidence of monopolistic practices by The Coca-Cola Company and its bottlers. However, on February 9, 2012 the plaintiff appealed the decision of the CFCE. The CFCE confirmed its initial ruling. A Federal Circuit Court has ruled that the CFCE must examine evidence provided by a plaintiff for purposes of determining if bottlers complied with the resolution issued in 2005 in an investigation carried out by the CFCE. It is currently unclear how the CFCE will rule upon these proceedings once the CFCE provides the bottlers with the opportunity to provide evidence on this matter.

Venezuela

Tax Matters. In 1999, some of our Venezuelan subsidiaries received notice of indirect tax claims asserted by the Venezuelan tax authorities. These subsidiaries have taken the appropriate measures against these claims at the administrative level and filed appeals with the Venezuelan courts. Due to the devaluation of the Bolivar with respect to the U.S. dollar in recent years, the claims currently amount to approximately US$3.5 million. We believe that the ultimate resolution of these cases will not have a material adverse effect on our financial condition or results.

Brazil

Antitrust Matters. Several claims have been filed against us by private parties that allege anticompetitive practices by our Brazilian subsidiaries. The plaintiffs are Ragi (Dolly), a Brazilian producer of “B Brands,” and PepsiCo, alleging anticompetitive practices by Spal Indústria Brasileira de Bebidas, S.A. and Recofarma Indústria do Amazonas Ltda. Of the four claims Dolly filed against us, the only one that remained concerns a denial of access to common suppliers. The competent authorities established an administrative proceeding against our Brazilian subsidiary and Coca-Cola Indústrias Ltda. for alleged unfair competition practices. In

September 2013, the Administrative Council of Economic Defense, or CADE, issued a final decision dismissing the claim for lack of evidence.

Of the two claims made by PepsiCo, the first concerns exclusivity arrangements at the point of sale, and the second is an alleged corporate espionage allegation against the Pepsi bottler, BAESA, which the Ministry of Economy recommended to be dismissed for lack of evidence. Under Brazilian law, each of these claims could result in substantial monetary fines and other penalties. Regarding the claims made by Pepsico, in December 2012, the CADE issued a final decision dismissing the claim related to exclusivity arrangements at the point of sale. Also in December 2012, CADE issued a technical note advocating dismissal of the claim related to an alleged corporate espionage against the Pepsi bottler, BAESA, for lack of evidence. In December 2013, CADE rendered final decision dismissing the claim.

Item 9. The Offer and Listing

The following table sets forth, for the periods indicated, the reported high and low nominal sale prices for the Series L shares on the Mexican Stock Exchange and the reported high and low nominal sale prices for the ADSs on the New York Stock Exchange:

	Mexican Stock Exchange Mexican pesos per Series L Share				New York Stock Exchange U.S. dollars per ADS
	High(1)		Low(1)		High(1)		Low(1)
2009:
Full year	Ps.	86.71	Ps.	40.96	US$	66.87	US$	26.41
2010:
Full year	Ps.	103.37	Ps.	72.24	US$	83.61	US$	57.67
2011:
Full year	Ps.	135.91	Ps.	87.40	US$	98.90	US$	72.08
2012:
Full year	Ps.	191.34	Ps.	125.61	US$	149.43	US$	94.30

First quarter	Ps.	135.92	Ps.	125.61	US$	105.91	US$	94.30
Second quarter		174.46		134.28		130.88		101.83
Third quarter		184.71		148.17		133.32		111.19
Fourth quarter		191.34		163.59		149.43		123.73

2013:
Full year	Ps.	219.70	Ps.	146.23	US$	178.66	US$	111.66

First quarter	Ps.	215.88	Ps.	191.81	US$	168.64	US$	149.99
Second quarter		219.70		170.37		178.66		128.10
Third quarter		189.32		159.17		149.00		120.02
Fourth quarter		171.00		146.23		129.55		111.66

October		171.00		157.23		129.55		121.54
November		159.84		146.23		121.15		111.66
December		159.45		152.76		122.35		117.26

2014:
January	Ps.	156.68	Ps.	137.72	US$	120.27	US$	103.08
February		143.60		125.05		108.91		93.49
March		137.38		124.12		105.52		93.67

(1)	High and low closing prices for the periods presented.

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange or the Bolsa Mexicana de Valores, S.A.B. de C.V., located in Mexico City, is the only stock exchange in Mexico. Trading takes place principally through automated systems that are open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. Beginning in March 2008, during daylight savings time, trading hours change to match the New York Stock Exchange trading hours, opening at 7:30 a.m. and closing at 2:00 p.m. local time. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the Series L shares in the form of ADSs that are directly or indirectly quoted on a stock exchange outside of Mexico.

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

Under our bylaws, holders of Series L shares are entitled to vote in limited circumstances. They may appoint for election and elect up to three of our maximum of 21 directors and, in certain circumstances where holders of Series L shares have not voted for the director elected by holders of the majority of these series of shares, they may be entitled to elect and remove one director, through a general shareholders meeting, for every 10% they own of all issued, subscribed and paid shares of the capital stock of our company, pursuant to the Mexican Securities Market Law. See “Item 6. Directors, Senior Management and Employees.” In addition, they are entitled to vote on certain matters, including certain changes in our corporate form, mergers involving our company when our company is the merged entity or when the principal corporate purpose of the merged entity is not related to the corporate purpose of our company, the cancellation of the registration of the Series “L” shares in the Mexican Stock Exchange or any other foreign stock exchange and those matters for which the Mexican Securities Market Law expressly allow them to vote.

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

A quorum of 82% of our subscribed and paid shares of capital stock (including the Series L shares) and the vote of at least a majority of our capital stock voting (and not abstaining) at such extraordinary meeting is required for:

•	the transformation of our company from one type of company to another (other than changing from a variable capital to fixed-capital corporation and vice versa);

•	any merger where we are not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of our company or our subsidiaries; and

•	cancellation of the registration of our Series L shares with the Mexican Registry of Securities, or RNV, maintained by the CNBV or with other foreign stock exchanges on which our shares may be listed.

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

Pursuant to the Mexican Securities Market Law, we are subject to a number of minority shareholder protections. These minority protections include provisions that permit:

•

for every 10% of our outstanding capital stock entitled to vote (including in a limited or restricted manner) held by holders, either individually or as a group, such holders may require the chairman of the board of directors or of the Audit or Corporate Practices Committees to call a shareholders meeting;

•	holders of at least 5% of our outstanding capital stock may bring an action for liability against our directors, the secretary of the board of directors or certain key officers;

•

for every 10% of our outstanding capital stock who are entitled to vote, including limited or restricted vote, held by holders, either individually or as a group, such holders at any shareholders meeting to request that resolutions with respect to any matter on which they considered they were not sufficiently informed be postponed;

•

holders of 20% of our outstanding capital stock to oppose any resolution adopted at a shareholders meeting in which they are entitled to vote and file a petition for a court order to suspend the resolution temporarily within 15 days following the adjournment of the meeting at which the action was taken, provided that (1) the challenged resolution violates Mexican law or our bylaws, (2) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution and (3) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing shareholder; and

•

for every 10% of our outstanding capital stock who are entitled to vote, including limited or restricted vote, held by holders, either individually or as a group, such holders to appoint one member of our board of directors and one alternate member of our board of directors up to the maximum number of directors that each series is entitled to appoint under our bylaws.

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

Shareholders meetings may be called by the board of directors, the Audit Committee or the Corporate Practices Committee and, under certain circumstances, a Mexican court. For every 10% or more of our capital stock held by holders, either individually or as a group, such holders may require the chairman of the board of directors, or the chairmen of the Audit Committee or Corporate Practices Committee to call a shareholders meeting. A notice of meeting and an agenda must be published in a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. Notices must set forth the place, date and time of the meeting and the matters to be addressed and must be signed by whomever convened the meeting. All relevant information relating to the shareholders meeting must be made available to shareholders starting on the date of publication of the notice. To attend a meeting, shareholders must deposit their shares with us or with Indeval or an institution for the deposit of securities prior to the meeting as indicated in the notice. If entitled to attend the meeting, a shareholder may be represented by an attorney-in-fact.

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

Preemptive Rights

The Mexican Securities Market Law permits the issuance and sale of shares through a public offering without granting shareholders preemptive rights, if permitted by the bylaws and upon, among other things, express authorization of the CNBV and the approval of the extraordinary shareholders meeting called for such purpose. Under Mexican law and our bylaws, except in these circumstances and other limited circumstances (including mergers, sales of repurchased shares, conversion into shares of convertible securities and capital increases by means of payment in kind for shares or shares issued in return for the cancellation of debt), in the event of an increase in our capital stock, a holder of record generally has the right to subscribe shares of a series held by such holder sufficient to maintain such holder’s existing proportionate holding of shares of that series. Preemptive rights must be exercised during a term fixed by the shareholders at the meeting declaring the capital increase, which term must last at least 15 days following the publication of notice of the capital increase in the Mexican Official State Gazette. As a result of applicable United States securities laws, holders of ADSs may be restricted in their ability to participate in the exercise of preemptive rights under the terms of the deposit agreement. Shares subject to a preemptive rights offering, with respect to which preemptive rights have not been exercised, may be sold by us to third parties on the same terms and conditions previously approved by the shareholders or the board of directors. Under Mexican law, preemptive rights cannot be waived in advance or be assigned, or be represented by an instrument that is negotiable separately from the corresponding shares.

Limitations on Share Ownership

Ownership by non-Mexican nationals of shares of Mexican companies is regulated by the 1993 Foreign Investment Law and its regulations, as amended. The Mexican Foreign Investment Commission is responsible for administering and supervising compliance with the Mexican Foreign Investment Law and its regulations.

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

The directors and secretary of the board of directors will be deemed to have violated the duty of loyalty, and will be liable for damages, when they obtain an economic benefit by virtue of their position. Further, the directors will fail to comply with their duty of loyalty if they:

•	vote at a board of directors’ meeting or take any action on a matter involving our assets where there is a conflict of interest;

•	fail to disclose a conflict of interest during a board of directors’ meeting;

•	enter into a voting arrangement to support a particular shareholder or group of shareholders against the other shareholders;

•	approve transactions without complying with the requirements of the Mexican Securities Market Law;

•	use company property in violation of the policies approved by the board of directors;

•	unlawfully use material non-public information; and

•	usurp a corporate opportunity for their own benefit or the benefit of a third party, without the prior approval of the board of directors.

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

Actions Against Directors. Shareholders (including holders of Series L shares) representing, in the aggregate, not less than 5% of the capital stock may directly bring an action against directors.

In the event of actions derived from any breach of the duty of care and the duty of loyalty, liability is exclusively in our favor. The Mexican Securities Market Law establishes that liability may be imposed on the members and the secretary of the board of directors, as well as to the relevant officers.

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

TAXATION

The following summary contains a description of certain U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of our Series L shares or ADSs by a holder that is a citizen or resident of the United States, a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the Series L shares or ADSs, which we refer to as a U.S. holder, but it does not purport to be a description of all of the possible tax considerations that may be relevant to a decision to purchase, hold or dispose of the Series L shares or ADSs. In particular, this discussion does not address all Mexican or U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, dealers, traders who elect to mark to market, tax-exempt entities, insurance companies, certain short-term holders of Series L shares or ADSs or investors who hold the Series L shares or ADSs as part of a hedge, straddle, conversion or integrated transaction, partnerships or partners therein or investors who have a “functional currency” other than the U.S. dollar. U.S. holders should be aware that the tax consequences of holding the Series L shares or ADSs may be materially different for investors described in the preceding sentence. This summary deals only with U.S. holders that will hold the Series L shares or ADSs as capital assets and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of the voting shares (including Series L shares) of our company.

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

Tax Considerations Relating to the Series L shares and the ADSs

Taxation of Dividends. Effective as of January 1, 2014, under Mexican income tax law, dividends, either in cash or in kind, paid to individuals that are Mexican residents, and to individuals and companies that are non-Mexican residents on our Series L shares and our Series L shares represented by ADSs are subject to a 10% Mexican withholding tax. However, profits that were earned and subject to income tax before January 1, 2014 are exempt from this withholding tax.

Taxation of Dispositions of ADSs or Series L shares. Effective as of January 1, 2014, gains from the sale or disposition of ADSs or Series L shares by individuals that are Mexican residents, and by individuals and companies that are non-Mexican residents will be subject to a 10% Mexican withholding tax. The cost at which shares were acquired prior to January 1, 2014, is calculated by using the average closing price per share in the last twenty-two days. If the closing price per share in the last twenty-two days is considered unusual as compared to the closing prices in the last six months, then the calculation is made using the average closing price per share in the last six months. However, a holder that is eligible to claim benefits from any tax treaty will be exempt from Mexican withholding tax on gains realized on a sale or other disposition of Series L shares or ADSs, provided certain additional requirements are met.

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

Taxation of Dividends. The gross amount of any dividends paid with respect to the Series L shares represented by ADSs or the Series L shares generally will be included in the gross income of a U.S. holder as foreign source dividend income on the day on which the dividends are received by the U.S. holder, in the case of the Series L shares, or by the depositary, in the case of the Series L shares represented by ADSs, and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of the Series L shares, or by the depositary, in the case of the Series L shares represented by the ADSs (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of Series L shares or ADSs generally is subject to taxation at the preferential rates applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (2) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2013 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2014 taxable year. U.S. holders should consult their tax advisers regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt. Dividends generally will constitute foreign source “passive income” for U.S. foreign tax credit purposes.

Distributions to holders of additional Series L shares with respect to their Series L shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

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

United States Backup Withholding and Information Reporting

A U.S. holder of Series L shares or ADSs may, under certain circumstances, be subject to “information reporting” and “backup withholding” with respect to certain payments to such U.S. holder, such as dividends or the proceeds of a sale or disposition of Series L shares or ADSs unless such holder (1) is a corporation or comes within certain exempt categories, and demonstrates this fact when so required, or (2) in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules does not constitute a separate tax and will be creditable against the holder’s U.S. federal income tax liability. While non-U.S. holders generally are exempt from information reporting and backup withholding, a non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2013, we had total indebtedness of Ps.60,461 million, of which 76.6% bore interest at fixed interest rates and 23.4% bore interest at variable interest rates. After giving effect to our swap and forward contracts, as of December 31, 2013, 70.8% of our debt was fixed-rate and 29.2% of our debt was variable-rate. The interest rate on our variable rate debt denominated in U.S. dollars is generally determined by reference to the London Interbank Offer Rate, or LIBOR, and the interest rate on our variable rate debt denominated in Mexican pesos is generally determined by reference to the Tasa de Interés Interbancaria de Equilibrio (the Equilibrium Interbank Interest Rate), or TIIE. If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our financial instruments that are sensitive to changes in interest rates, without giving effect to interest rate swaps. The table presents weighted average interest rates by expected contractual maturity dates. Weighted average variable rates are based on the reference rates on December 31, 2013, plus spreads, contracted by us. The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos, Brazilian reais, Colombian pesos and Argentine pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, assuming the foreign exchange of Ps.13.08 Mexican pesos per U.S. dollar reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2013.

The table below also includes the fair value of long-term debt based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities. Furthermore, the fair value of long-term notes payable is based on quoted market prices on December 31, 2013. As of December 31, 2013, the fair value represents a loss amount of Ps.390 million.

Principal by Year of Maturity

		At December 31, 2013							At December 31, 2012
	2014	2015	2016	2017	2018	2019 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
		(Currency in millions)
Long-Term Debt and Notes:
Fixed Rate Debt and Notes
U.S. dollars (Notes)	—	—	—	—	13,022	21,250	34,272	35,327	6,458
Interest Rate(1)	—	—	—	—	2.4%	4.4%	3.7%	—	4.6%
U.S. dollars (Bank Loans)	97	26	—	—	—	—	123	125	—
Interest Rate(1)	3.8%	3.8%	—	—	—	—	3.8%	—	—
Mexican pesos (domestic senior notes)	—	—	—	—	—	9,987	9,987	9,427	2,495
Interest Rate(1)	—	—	—	—	—	6.2%	6.2%	—	8.3%
Brazilian reais (Bank loans)	8	15	16	16	15	41	111	85	65
Interest Rate(1)	4.3%	3.5%	3.5%	3.5%	3.5%	3.1%	3.4%	—	4.5%
Brazilian reais (Obligations under finance leases)	238	214	184	157	84	82	959	811	11
Interest Rate(1)	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%	—	4.5%
Argentine pesos	259	71	28	—	—	—	358	327	529
Interest Rate(1)	21.8%	16.8%	15.3%	—	—	—	20.3%	—	19.9%
Total Fixed Rate	602	326	228	173	13,121	31,360	45,810	46,102	9,558

Variable Rate Debt
U.S. dollars	—	—	1,566	—	4,277	—	5,843	5,897	7,990
Interest Rate(1)	—	—	1.1%	—	0.8%	—	0.9%	—	0.9%
Mexican pesos	1,368	2,764	—	—	—	—	4,132	4,205	4,380
Interest Rate(1)	4.0%	4.0%	—	—	—	—	4.0%	—	5.1%
Mexican pesos (domestic senior notes)	—	—	2,517	—	—	—	2,517	2,500	2,511
Interest Rate(1)	—	—	3.9	—	—	—	3.9%	—	5.0%
Brazilian reais	28	—	—	—	—	—	28	28	—
Interest Rate(1)	9.8%	—	—	—	—	—	9.8%	—	—
Colombian pesos	913	543	—	—	—	—	1,456	1,451	990
Interest Rate(1)	5.6%	5.6%	—	—	—	—	5.6%	—	6.8%
Colombian pesos (obligations under finance leases)	—	—	—	—	—	—	—	—	185
Interest Rate(1)	—	—	—	—	—	—	—	—	6.8%
Argentine pesos	180	—	—	—	—	—	180	179	106
Interest Rate(1)	25.7%	—	—	—	—	—	25.7%	—	22.9%
Total Variable Rate	2,489	3,307	4,083	—	4,277	—	14,156	14,260	16,161

Long-Term Debt	3,091	3,633	4,311	173	17,398	31,360	59,966	60,361	25,720
Current Portion of Long-Term Debt	3,091	—	—	—	—	—	3,091	—	945
Total Long-Term Debt	—	3,633	4,311	173	17,398	31,360	56,875	60,361	24,775

Derivative Instruments:
Interest Rate Swaps (Mexican pesos)
Variable to fixed(3)	575	1,963	—	—	—	—	2,538	(140)	3,825

Interest pay rate	8.43%	8.63%	—	—	—	—	8.58%	—	8.55%
Interest receive rate	4.04%	4.01%	—	—	—	—	4.01%	—	5.06%
									28dTIIE +0.22	%(2)

		At December 31, 2013							At December 31, 2012
	2014	2015	2016	2017	2018	2019 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
		(Currency in millions)
Cross-Currency Swaps (Mexican pesos)
Variable to variable(3)	2,615	—	—	—	—	—	2,615	63	2,553
Interest pay rate	3.25%	—	—	—	—	—	3.25%	—	4.83%
Interest receive rate	0.82%	—	—	—	—	—	0.82%	—	0.97%
Fix to fix(3)	1,308	—	—	—	—	—	1,308	13	—
Interest pay rate	8.67%	—	—	—	—	—	8.67%	—	—
Interest receive rate	4.63%	—	—	—	—	—	4.63%	—	—
Cross-Currency Swaps (Brazilian reais)
Variable to variable(3)	—	—	—	—	18,046	—	18,046	(981)	—
Interest pay rate	—	—	—	—	9.53%	—	9.53%	—	—
Interest receive rate	—	—	—	—	1.55%	—	1.55%	—	—
Variable to fix(3)	50	83	—	—	5,884	—	6,017	172	—
Interest pay rate	12.13%	12.00%	—	—	9.49%	—	9.54%	—	—
Interest receive rate	3.62%	3.86%	—	—	2.69%	—	2.71%	—	—

(1)	Interest rates are weighted average contractual annual rates.
(2)	Forward starting swaps in which the receive rate is not known, until the start of the validity period.
(3)	Notional amount.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to our floating-rate financial instruments held during 2013 would have increased our interest expense by approximately Ps.239 million, or 14% over our interest expense of 2013, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest rate swap and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies of each country in which we operate, relative to the U.S. dollar. In 2013, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency

At December 31, 2013

Currency	%
Mexican peso	40.0%
Colombian peso	8.2%
Venezuelan bolivar	20.2%
Argentine peso	6.9%
Brazilian real	19.4%
Other (Central America)	5.3%

We estimate that approximately 17.9% of our consolidated costs of goods sold are denominated in U.S. dollars for Mexican subsidiaries and in the aforementioned currencies for our non-Mexican subsidiaries. Substantially all of our costs denominated in a foreign currency, other than the functional currency of each country in which we operate, are denominated in U.S. dollars. During 2013, we entered into forward derivative instruments and options to hedge part of our Mexican peso, Brazilian real, and Colombian peso fluctuation risk relative to our raw material costs denominated in U.S. dollars. These instruments are considered hedges for accounting purposes. As of December 31, 2013, 21% of our indebtedness was denominated in U.S. dollars, 34% in Mexican pesos and the remaining 45% in Brazilian reais, Colombian pesos and Argentine pesos (including the effects of our derivative contracts as of December 31, 2013, including cross currency swaps from U.S. dollars to Mexican pesos and U.S. dollars to Brazilian reais). Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency-denominated operating costs and expenses and of the debt service obligations with respect to our foreign currency-denominated debt. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency denominated-indebtedness is increased. See also “Item 3. Key Information—Risk Factors—Depreciation of the local currencies of the countries in which we operate relative to the U.S. dollar could adversely affect our financial condition and results.”

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of each local currency in the countries where we operate relative to the U.S. dollar occurring on December 31, 2013, would have resulted in an increase in our foreign exchange (loss) gain, net of approximately Ps.918 million, reflecting higher foreign exchange gain generated by the cash balances held in U.S. dollars as of that date, net of the loss based on our U.S. dollar-denominated indebtedness at December 31, 2013, after giving effect to all of our interest rate swap and cross-currency swap agreements.

As of April 4, 2014, the exchange rates relative to the U.S. dollar of all the countries in which we operate have appreciated or depreciated compared to December 31, 2013 as follows:

	Exchange Rate As of April 4, 2014	(Depreciation) or Appreciation
Mexico	13.03	0.4%
Guatemala	7.77	0.9%
Nicaragua	25.65	(1.3)%
Costa Rica	542.81	(6.9)%
Panama	1.00	—
Colombia	1,966.40	(2.1)%
Venezuela	10.70	(69.8)%
Brazil	2.24	4.3%
Argentina	8.00	(22.7)%

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies of each of the countries in which we operate relative to the U.S. dollar at December 31, 2013, would produce a reduction in equity of approximately the following amounts:

Reduction in Equity
(millions of Mexican pesos)
Mexico	1,068
Colombia	951
Venezuela	1,253
Brazil	1,511
Argentina	86
Other (Central America)	556

Equity Risk

As of December 31, 2013 we did not have any equity risk.

Commodity Price Risk

During 2013, we entered into futures and forwards contracts to hedge the cost of sugar in Brazil and Colombia, as well as futures and forward contracts to hedge the cost of aluminum in Brazil. The notional value of the sugar hedges was Ps.2,016 million as of December 31, 2013, with a fair value of Ps.(292) million with maturities ranging from 2014 to 2016. The notional value of the aluminum hedges was Ps.205 million as of December 31, 2013, with a fair value of Ps.(10) million with maturities in 2014. See Note 20 to our consolidated financial statements.

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

ADS holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders
Issuance and delivery of ADRs, including in connection with share distributions	Up to US$5.00 per 100 ADSs (or portion thereof)
Withdrawal of shares underlying ADSs	Up to US$5.00 per 100 ADSs (or portion thereof)
Registration for the transfer of shares	Registration or transfer fees that may from time to time be in effect

In addition, holders may be required to pay a fee for the distribution or sale of securities. Such fee (which may be deducted from such proceeds) would be for an amount equal to the lesser of (1) the fee for the issuance of ADSs that would be charged as if the securities were treated as deposited shares and (2) the amount of such proceeds.

Direct and indirect payments by the depositary

The depositary reimburses us for certain expenses we incur in connection with the ADS program, subject to a ceiling agreed between us and the depositary. These reimbursable expenses include listing fees and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2013, this amount was approximately US$42,000.

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that (i) pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions or our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework issued by the Committee of Sponsoring Organizations of the Tread way Commission (1992 Framework), our management concluded that our internal control over financial reporting was effective as of December 31, 2013.

Our management assessment and conclusion on the effectiveness of internal control over financial reporting as of December 31, 2013 excludes, in accordance with applicable guidance provided by the SEC, an assessment of the internal control over financial reporting of Grupo Yoli, which we acquired in May 2013, Companhia Fluminense, which we acquired in August 2013 and Spaipa, which we acquired in October 2013. Grupo Yoli, Companhia Fluminense and Spaipa collectively represented 3.7% and 0.5% of our total and net assets, respectively, as of December 31, 2013, and 3.6% and 3.1% of our revenues and net income, respectively, for the year ended December 31, 2013. No material changes in our internal control over financial reporting were identified as a result of these transactions.

(c)	Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF Coca-Cola FEMSA, S.A.B. DE C.V.:

We have audited Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the 1992 Framework) (the COSO criteria). Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standard Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Grupo Yoli and its subsidiaries (collectively “Grupo Yoli”, a Mexican subsidiary), Companhia Fluminense de Refrigerantes (collectively “Compañía Fluminense” a Brazilian subsidiary) and Spaipa S.A. Industria Brasileira de Bebidas (collectively “Spaipa”, a Brazilian subsidiary), acquired in May 2013, August 2013 and October 2013, respectively, which are included in the 2013 consolidated financial statements of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries, and constituted 3.7% and 0.5% of total and net assets, respectively, as of December 31, 2013 and 3.6% and 3.1% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries, also did not include an evaluation of the internal control over financial reporting of Grupo Yoli, Companhia Fluminense and Spaipa.

In our opinion, Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated income statements, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013 and our report dated April 11, 2014 expressed an unqualified opinion thereon.

Mancera, S.C.

A member practice of

Ernst & Young Global

/s/ Adan Aranda

Adan Aranda

Mexico City, Mexico

April 11, 2014

(d)	Changes in Internal Control Over Financial Reporting.

There has been no change in our internal control over financial reporting during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Mancera, S.C. and other Ernst & Young practices (collectively, Ernst and Young) during the fiscal years ended December 31, 2013, December 31, 2012 and December 31, 2011:

	Year ended December 31,
	2013	2012	2011
	(millions of Mexican pesos)
Audit fees	68	58	53
Audit-related fees	6	3	4
Tax fees	6	3	5

Total fees	80	64	62

Audit Fees. Audit fees in the above table are the aggregate fees billed by Ernst & Young in connection with the audit of our annual financial statements and the review of our quarterly financial information and statutory audits.

Audit-related Fees. Audit-related fees in the above table are the aggregate fees billed by Ernst & Young for assurance and other services related to the performance of the audit, mainly in connection with bond issuances and other audit related services.

Tax Fees. Tax fees in the above table are fees billed by Ernst & Young for services based upon existing facts and prior transactions in order to assist us in documenting, computing and obtaining government approval for amounts included in tax filings such as transfer pricing documentation and requests for technical advice from taxing authorities.

All Other Fees. For the years ended December 31, 2013, 2012 and 2011, there were no other fees.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not directly purchase any of our equity securities in 2013. The following table presents purchases by trusts that FEMSA administers in connection with our bonus incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees—EVA-Based Bonus Program.”

Purchases of Equity Securities

Period	Total Number of Series L shares Purchased by trusts that FEMSA administers in connection with our bonus incentive plans	Average Price Paid per Series L Share		Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
March 2013	407,487	Ps.	187.58	—	—

Total	407,487	Ps.	187.58	—	—

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

NYSE Standards	Our Corporate Governance Practices
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

However, Mexican law requires us to have a Corporate Practices Committee. Our Corporate Practices Committee is composed of three members, and as required by the Mexican Securities Market Law and our bylaws, the three members are independent and the chairman of this committee is elected by our shareholders meeting.

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

Audit committee: We have an Audit Committee of five members. As required by the Mexican Securities Market Law, each member of the Audit Committee is an independent director, and its chairman is elected by our shareholders meeting.

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

Exhibit 1.1

Amended and restated bylaws (Estatutos Sociales) of Coca-Cola FEMSA, S.A.B. de C.V., approved February 16, 2012 (English translation) (incorporated by reference to Exhibit 1.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 26, 2012 (File No. 1-2260)).

Exhibit 2.1

Deposit Agreement, dated as of September 1, 1993, among Coca-Cola FEMSA, S.A.B. de C.V., the Bank of New York, as Depositary, and Holders and Beneficial Owners of American Depository Receipts (incorporated by reference to Exhibit 3.5 to the Registration Statement of FEMSA on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

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

Exhibit 2.5

Third Supplemental Indenture dated as of September 6, 2013 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), as existing guarantor, Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V., as additional guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No.333-187275)).

Exhibit 2.6

Fourth Supplemental Indenture dated as of October 18, 2013 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V., as existing guarantors, Controladora Interamericana de Bebidas, S. de R.L. de C.V., as additional guarantor, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No.333-187275)).

Exhibit No:	Description

Exhibit 2.7

Fifth Supplemental Indenture dated as of November 26, 2013 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S.A. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish paying agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on December 5, 2013 (File No.1-12260)).

Exhibit 2.8

Sixth Supplemental Indenture dated as of January 21, 2014 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S.A. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish paying agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on January 27, 2014 (File No.1-12260)).

Exhibit 4.1

Amended and Restated Shareholders Agreement dated as of July 6, 2002, by and among Compañia Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., The Coca-Cola Company and The Inmex Corporation, (incorporated by reference to Exhibit 4.13 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit 4.2

First Amendment, dated May 6, 2003, to the Amended and Restated Shareholders Agreement, dated as of July 6, 2002, among Compañia Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., The Coca-Cola Company, The Inmex Corporation, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit 4.3

Second Amendment, dated as of February 1, 2010, to the to the Amended and Restated Shareholders Agreement, dated as of July 6, 2002, by and among Compañia Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., The Coca-Cola Company, The Inmex Corporation and Dulux CBAI 2003 B.V. (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

Exhibit 4.4

Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the valley of Mexico (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.5

Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the valley of Mexico (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.6

Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Exhibit 4.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.7

Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

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

Exhibit 4.10

Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

Exhibit No:	Description

Exhibit 4.11

Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

Exhibit 4.12

Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.13

Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.14

Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.15

Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.16

Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

Exhibit 4.17

Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.40 to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

Exhibit 4.18

Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administración de Marcas S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Exhibit 10.3 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.19

Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.6 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.20

Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.7 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.21

Supply Agreement dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and FEMSA Empaques, (incorporated by reference to Exhibit 10.7 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.22

Supply Agreement dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).*

Exhibit 4.23

Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA, S.A.B. de C.V. and FEMSA Logística (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

Exhibit 4.24

Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.8 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit No:	Description

Exhibit 4.25

Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.9 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.26

Memorandum of Understanding, dated as of March 11, 2003, by and among Panamerican Beverages, S.A. de C.V., as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Exhibit 10.14 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.27

Shareholders Agreement dated as of January 25, 2013, by and among CCBPI, Coca-Cola South Asia Holdings, Inc., Coca-Cola Holdings (Overseas) Limited and Controladora de Inversiones en Bebidas Refrescantes, S.L. (incorporated by reference to Exhibit 4.27 of Coca-Cola Femsa’s Annual Report on Form 20-F filed on March 15, 2013 (File No. 1-12260))

Exhibit 7.1

The Coca-Cola Company memorandum, to Steve Heyer from José Antonio Fernández, dated December 22, 2002 (incorporated by reference to Exhibit 10.1 to FEMSA’s Registration Statement on Amendment No. 1 to the Form F-3 filed on September 20, 2004 (File No. 333-117795)).

Exhibit 7.2	Calculation of Ratio of Earnings to Fixed Charges.

Exhibit 8.1	Significant Subsidiaries.

Exhibit 12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 11, 2014.

Exhibit 12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 11, 2014.

Exhibit 13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 11, 2014.

Exhibit 23.1	Consent of Mancera, S.C., a member practice of Ernst & Young Global

*	Portions of Exhibit 4.22 were omitted pursuant to a request for confidential treatment. Such omitted portions were filed separately with the Securities and Exchange Commission.

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

Date: April 11, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Coca-Cola FEMSA, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of Coca-Cola FEMSA, S.A.B. de C.V. and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coca-Cola FEMSA, S.A.B. de C.V. and its subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 11, 2014 expressed an unqualified opinion thereon.

Mancera, S.C. A member practice of Ernst & Young Global

/s/ Adan Aranda Suárez
Adan Aranda Suárez

Mexico City, Mexico April 11, 2014

Consolidated Statements of Financial Position

At December 31, 2013 and 2012

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	Note	December 2013 (*)	December 2013		December 2012
ASSETS
Current assets:
Cash and cash equivalents	5	$1,169	Ps.	15,306	Ps.	23,222
Marketable securities	6	—		—		12
Accounts receivable, net	7	760		9,958		9,329
Inventories	8	697		9,130		8,103
Recoverable taxes		315		4,120		2,673
Other current financial assets	9	239		3,134		1,523
Other current assets	9	121		1,583		1,035

Total current assets		3,301		43,231		45,897

Non-current assets:
Investments in associates and joint ventures	10	1,280		16,767		5,352
Property, plant and equipment, net	11	3,954		51,785		42,517
Intangible assets, net	12	7,556		98,974		67,013
Deferred tax assets	24	101		1,326		1,576
Other non-current financial assets	13	100		1,319		925
Other non-current assets, net	13	250		3,263		2,823

Total non-current assets		13,241		173,434		120,206

TOTAL ASSETS		$16,542	Ps.	216,665	Ps.	166,103

LIABILITIES AND EQUITY
Current liabilities:
Bank loans and notes payable	18	$38	Ps.	495	Ps.	4,194
Current portion of non-current debt	18	236		3,091		945
Interest payable		25		324		194
Suppliers		1,238		16,220		14,221
Accounts payable		378		4,950		4,563
Taxes payable		426		5,575		4,162
Other current financial liabilities	25	132		1,743		1,271

Total current liabilities		2,473		32,398		29,550

Non-current liabilities:
Bank loans and notes payable	18	4,342		56,875		24,775
Post-employment and other non-current employee benefits	16	195		2,555		2,188
Deferred tax liabilities	24	68		887		979
Other non-current financial liabilities	25	96		1,263		476
Provisions and other non-current liabilities	25	423		5,534		3,307

Total non-current liabilities		5,124		67,114		31,725

Total liabilities		7,597		99,512		61,275

Equity:
Capital stock	22	156		2,048		2,029
Additional paid-in capital		3,168		41,490		33,488
Retained earnings		5,352		70,094		64,501
Cumulative other comprehensive (loss) income		(40)		(521)		1,631

Equity attributable to equity holders of the parent		8,636		113,111		101,649
Non-controlling interest in consolidated subsidiaries	21	309		4,042		3,179

Total equity		8,945		117,153		104,828

TOTAL LIABILITIES AND EQUITY		$16,542	Ps.	216,665	Ps.	166,103

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of financial position.

Consolidated Income Statements

For the years ended December 31, 2013, 2012 and 2011

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.), except per share amounts

	Note	2013 (*)	2013		2012		2011
Net sales		$11,847	Ps.	155,175	Ps.	146,907	Ps.	122,638
Other operating revenues		64		836		832		586

Total revenues		11,911		156,011		147,739		123,224
Cost of goods sold		6,343		83,076		79,109		66,693

Gross profit		5,568		72,935		68,630		56,531
Administrative expenses		495		6,487		6,217		5,140
Selling expenses		3,423		44,828		40,223		32,093
Other income	19	36		478		545		685
Other expenses	19	85		1,101		1,497		2,060
Interest expense		255		3,341		1,955		1,729
Interest income		50		654		424		616
Foreign exchange (loss) gain, net		(56)		(739)		272		61
(Loss) gain on monetary position for subsidiaries in hyperinflationary economies		(29)		(393)		—		61
Market value (gain) loss on financial instruments	20	(4)		(46)		(13)		138

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		1,315		17,224		19,992		16,794
Income taxes	24	437		5,731		6,274		5,667
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	10	22		289		180		86

Consolidated net income		$900	Ps.	11,782	Ps.	13,898	Ps.	11,213

Attributable to:
Equity holders of the parent		$882	Ps.	11,543	Ps.	13,333	Ps	10,662
Non-controlling interest		18		239		565		551

Consolidated net income		$900	Ps.	11,782	Ps.	13,898	Ps.	11,213

Net equity holders of the parent (U.S. dollars and Mexican pesos):
Earnings per share	23	$0.43	Ps.	5.61	Ps.	6.62	Ps.	5.72

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated income statements.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2013, 2012 and 2011

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	Note	2013 (*)	2013		2012		2011
Consolidated net income		$900	Ps.	11,782	Ps.	13,898	Ps.	11,213

Other comprehensive income:
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Unrealized gain on available-for sale securities, net of taxes	6	—		(2)		(2)		4
Valuation of the effective portion of derivative financial instruments, net of taxes	20	(21)		(279)		(201)		(3)
Exchange differences on translation of foreign operations		(120)		(1,565)		(2,361)		4,073

Net other comprehensive income to be reclassified to profit or loss in subsequent periods		(141)		(1,846)		(2,564)		4,074

Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes	16	(11)		(145)		(125)		(6)

Net other comprehensive income not being reclassified to profit or loss in subsequent periods		(11)		(145)		(125)		(6)

Total other comprehensive (loss) income, net of tax		(152)		(1,991)		(2,689)		4,068

Consolidated comprehensive income for the year, net of tax		$748	Ps.	9,791	Ps.	11,209	Ps.	15,281

Attributable to:
Equity holders of the parent		$717	Ps.	9,391	Ps.	10,967	Ps.	14,752
Non-controlling interest		31		400		242		529

Consolidated comprehensive income for the year, net of tax		$748		$9,791	Ps.	11,209	Ps.	15,281

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2013, 2012 and 2011

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

Attributable to:	Capital Stock		Additional Paid-in Capital		Retained Earnings		Unrealized Gain on Available for- sale Securities		Valuation of the Effective Portion of Derivative Financial Instruments		Exchange Differences on Translation of Foreign Operations		Remeasurements of the Net Defined Benefit Liability		Equity Attributable To Equity Holders of the Parent		Non- Controlling Interest		Total Equity

Balances at January 1, 2011	Ps.	1,947	Ps.	10,533	Ps.	50,488	Ps.	—	Ps.	17	Ps.	—	Ps.	(110)	Ps.	62,875	Ps.	2,560	Ps.	65,435

Net income		—		—		10,662		—		—		—		—		10,662		551		11,213
Other comprehensive income, net of tax		—		—		—		4		27		4,073		(14)		4,090		(22)		4,068

Total comprehensive income		—		—		10,662		4		27		4,073		(14)		14,752		529		15,281
Dividends declared		—		—		(4,358)		—		—		—		—		(4,358)		(8)		(4,366)
Acquisition of Grupo Tampico		28		7,799		—		—		—		—		—		7,827		—		7,827
Acquisition of Grupo CIMSA		34		8,984		—		—		—		—		—		9,018		—		9,018
Acquisition of non-controlling interest		—		(86)		—		—		—		—		—		(86)		(28)		(114)

Balances at December 31, 2011		2,009		27,230		56,792		4		44		4,073		(124)		90,028		3,053		93,081

Net income		—		—		13,333		—		—		—		—		13,333		565		13,898
Other comprehensive income, net of tax		—		—		—		(2)		(179)		(2,054)		(131)		(2,366)		(323)		(2,689)

Total comprehensive income		—		—		13,333		(2)		(179)		(2,054)		(131)		10,967		242		11,209
Dividends declared		—		—		(5,624)		—		—		—		—		(5,624)		(109)		(5,733)
Acquisition of Grupo Fomento Queretano		20		6,258		—		—		—		—		—		6,278		—		6,278
Acquisition of non-controlling interest		—		—		—		—		—		—		—		—		(7)		(7)

Balances at December 31, 2012		2,029		33,488		64,501		2		(135)		2,019		(255)		101,649		3,179		104,828

Net income		—		—		11,543		—		—		—		—		11,543		239		11,782
Other comprehensive income, net of tax		—		—		—		(2)		(233)		(1,777)		(140)		(2,152)		161		(1,991)

Total comprehensive income		—		—		11,543		(2)		(233)		(1,777)		(140)		9,391		400		9,791
Increase in share of non-controlling interest		—		—		—		—		—		—		—		—		515		515
Dividends declared		—		—		(5,950)		—		—		—		—		(5,950)		(52)		(6,002)
Acquisition of Grupo Yoli		19		8,002		—		—		—		—		—		8,021		—		8,021

Balances at December 31, 2013	Ps.	2,048	Ps.	41,490	Ps.	70,094	Ps.	—	Ps.	(368)	Ps.	242	Ps.	(395)	Ps.	113,111	Ps.	4,042	Ps.	117,153

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of changes in equity.

Consolidated Statements of Cash Flows

For the years ended December 31, 2013, 2012 and 2011

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	2013 (*)	2013		2012		2011
Cash flows from operating activities:
Income before income taxes	$1,337	Ps.	17,513	Ps.	20,172	Ps.	16,880

Adjustments for:
Non-cash operating expenses	(3)		(42)		218		(9)
Unrealized gain on marketable securities	—		—		(2)		(4)
Depreciation	486		6,371		5,078		3,850
Amortization	59		761		614		369
(Gain) loss on disposal of long-lived assets	(2)		(27)		(99)		35
Write-off of long-lived assets	3		39		14		625
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	(23)		(289)		(180)		(86)
Interest income	(50)		(654)		(424)		(616)
Interest expense	199		2,604		1,796		1,609
Foreign exchange loss (gain), net	56		739		(272)		(61)
Non-cash movements in post-employment and other non-current employee benefits obligations	16		216		571		118
Monetary position loss (gain), net	31		393		—		(61)
Market value loss on financial instruments	80		1,053		138		1
(Increase) decrease:
Accounts receivable and other current assets	(82)		(1,072)		(1,545)		(2,272)
Other current financial assets	(235)		(3,094)		(1,218)		(575)
Inventories	(48)		(623)		(731)		(1,828)
Increase (decrease):
Suppliers and other accounts payable	222		2,921		5,231		850
Other liabilities	8		89		(346)		(224)
Employee benefits paid	(11)		(127)		(88)		(143)
Income taxes paid	(357)		(4,674)		(5,277)		(4,565)

Net cash flows from operating activities	1,686		22,097		23,650		13,893

Investing activities:
Acquisition of Grupo Tampico, net of cash acquired (Note 4)	—		—		—		(2,414)
Acquisition of Grupo CIMSA, net of cash acquired (Note 4)	—		—		—		(1,912)
Acquisition of Grupo Fomento Queretano, net of cash acquired (Note 4)	—		—		(1,114)		—
Acquisition of Grupo Yoli, net of cash acquired (Note 4)	(80)		(1,046)		—		—
Acquisition of Companhia Fluminense de Refrigerantes, net of cash acquired (Note 4)	(355)		(4,648)		—		—
Acquisition of Grupo Spaipa, net of cash acquired (Note 4)	(1,760)		(23,056)		—		—
Purchase of marketable securities			—		—		(326)
Proceeds from the sale of marketable securities	—		—		273		—
Interest received	50		654		424		639
Acquisitions of long-lived assets	(810)		(10,615)		(9,741)		(6,855)
Proceeds from the sale of long-lived assets	15		195		293		375
Acquisition of intangible assets	(97)		(1,256)		(235)		(944)
Other non-current assets	(56)		(734)		(420)		(140)
Investment in shares Coca-Cola Bottlers Philippines, Inc. (Note 10)	(680)		(8,904)		—		—
Investment in shares	(6)		(71)		(469)		(620)

Net cash flows used in investing activities	(3,779)		(49,481)		(10,989)		(12,197)

Financing activities:
Proceeds from borrowings	5,096		66,748		16,429		6,934
Repayment of borrowings	(2,805)		(36,744)		(8,464)		(2,733)
Interest paid	(178)		(2,328)		(1,694)		(1,580)
Dividends paid	(458)		(6,002)		(5,733)		(4,366)
Acquisition of non-controlling interests	—		—		(7)		(114)
Increase in shares of non-controlling interest	39		515		—		—
Other financing activities	118		1,546		(270)		(1,176)
Payments under finance leases	(17)		(229)		(201)		(37)

Net cash flows from / (used in) financing activities	1,795		23,506		60		(3,072)

Net (decrease) increase in cash and cash equivalents	(298)		(3,878)		12,721		(1,376)
Initial balance of cash and cash equivalents	1,773		23,222		11,843		12,142
Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies	(306)		(4,038)		(1,342)		1,077

Ending balance of cash and cash equivalents	$1,169	Ps.	15,306	Ps.	23,222	Ps.	11,843

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of cash flow.

Notes to the Consolidated Statements

As of December 31, 2013, 2012 and 2011

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

Note 1. Activities of the Company

Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA” or “the Company”) is a Mexican corporation, mainly engaged in acquiring, holding and transferring all types of bonds, capital stock, shares and marketable securities.

Coca-Cola FEMSA is indirectly owned by Fomento Economico Mexicano, S.A.B. de C.V. (“FEMSA”), which holds 47.9% of its capital stock and 63% of its voting shares and The Coca-Cola Company (“TCCC”), which indirectly owns 28.1% of its capital stock and 37% of its voting shares. The remaining 24.0% of Coca-Cola FEMSA’s shares trade on the Bolsa Mexicana de Valores, S.A.B. de C.V. (BMV: KOFL). Its American Depositary shares (“ADS”) trade on the New York Stock Exchange, Inc. The address of its registered office and principal place of business is Mario Pani No. 100 Col. Santa Fe Cuajimalpa Delegacion Cuajimalpa de Morelos, Mexico D.F. 05348, Mexico.

Coca-Cola FEMSA and its subsidiaries (the “Company”), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela, Brazil and Argentina.

As of December 31, 2013 and 2012 the most significant subsidiaries over which the Company exercises control are:

Company	Activity	Country	Ownership percentage 2013	Ownership percentage 2012
Propimex, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%
Controladora Interamericana de Bebidas, S. de R.L. de C.V.	Holding	Mexico	100.00%	100.00%
Spal Industria Brasileira de Bebidas, S.A.	Manufacturing and distribution	Brazil	96.06%	98.25%
Coca-Cola FEMSA de Venezuela, S.A.	Manufacturing and distribution	Venezuela	100.00%	100.00%
Servicios Refresqueros del Golfo, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%

Note 2. Basis of Preparation

2.1 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer John Santa Maria Otazua and Chief Financial and Administrative Officer Héctor Treviño Gutiérrez on February 19, 2014. Those consolidated financial statements and notes were then approved by the Company’s Board of Directors on February 25, 2014 and by the Shareholders on March 6, 2014. The accompanying consolidated financial statements were approved for issuance in the Company’s annual report on Form 20-F by the Company’s Chief Executive Officer and Chief Financial Officer on April 11, 2014, and subsequent events have been considered through that date (See Note 29).

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

The Company´s consolidated statement of cash flows is presented using the indirect method.

2.2.3 Convenience translation to U.S. dollars ($)

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated balance sheet as of December 31, 2013, the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2013 were converted into U.S. dollars at the exchange rate of Ps. 13.0980 per U.S. dollar as published by the Federal Reserve Bank of New York as of that date. This arithmetic conversion should not be construed as representations that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate.

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

2.3.1.1 Impairment of indefinite lived intangible assets, goodwill and other depreciable long-lived assets

Intangible assets with indefinite lives as well as goodwill are subject to annual impairment tests. An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. In order to determine whether such assets are impaired, the Company initially calculates an estimation of the value in use of the cash-generating units to which such assets have been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. The Company reviews annually the carrying value of its intangible assets with indefinite lives and goodwill for impairment based on recognized valuation techniques. While the Company believes that its estimates are reasonable, different assumptions regarding such estimates could materially affect its evaluations. Impairment losses are recognized in current earnings in the period the related impairment is determined.

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples or other available fair value indicators. The key assumptions used to determine the recoverable amount for the Company’s CGUs, including a sensitivity analysis, are further explained in Notes 3.16 and 12.

2.3.1.2 Useful lives of property, plant and equipment and intangible assets with defined useful lives

Property, plant and equipment, including returnable bottles are expected to provide benefits over a period of more than one year, as well as intangible assets with defined useful lives are depreciated/amortized over their estimated useful lives. The Company bases it estimates on the experience of its technical personnel as well as based on its experience in the industry for similar assets, see Notes 3.12, 11 and 12.

2.3.1.3 Post-employment and other non-current employee benefits

The Company regularly evaluates the reasonableness of the assumptions used in its post-employment and other non-current employee benefit computations. Information about such assumptions is described in Note 16.

2.3.1.4 Income taxes

Deferred income tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The Company regularly reviews its deferred tax assets for recoverability, and records a deferred tax asset based on its judgment regarding the probability of historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences, see Note 24.

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

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Company entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2, Share- based Payment at the acquisition date, see Note 3.24; and

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

2.3.1.9 Joint Arrangements

An arrangement can be a joint arrangement even though not all of its parties have joint control of the arrangement. When the Company is a party to an arrangement it shall assess whether the contractual arrangement gives all the parties, or a group of the parties, control of the arrangement collectively; joint control exists only when decisions about the relevant activities require the unanimous consent of the parties that control the arrangement collectively. Management needs to apply judgment when assessing whether all the parties, or a group of the parties, have joint control of an arrangement. When assessing joint control, management considers the following facts and circumstances:

a)	If all the parties, or a group of the parties, control the arrangement, considering definition of joint control, as described in note 3.1; and

b)	If decisions about the relevant activities require the unanimous consent of all the parties, or of a group of the parties

As mentioned in Note 10, on January 25, 2013, the Company finalized the acquisition of 51% of Coca-Cola Bottlers Philippines (CCBPI). The Company currently jointly controls CCBPI with TCCC. This is based on the following factors: (i) during the initial four-year period some relevant activities require joint approval between the Company and TCCC; and (ii) potential voting rights to acquire the remaining 49% of CCBPI are not probable to be executed in the foreseeable future due to the fact the call option is “out of the money” as of December 31, 2013.

2.4 Changes in accounting policies

The Company has adopted the following new IFRS and amendments to IFRS during 2013:

•	IAS 28, “Investments in Associates and Joint Ventures” (2011)

•	IFRS 10, “Consolidated Financial Statements”

•	IFRS 11, “Joint Arrangements”

•	IFRS 12, “Disclosure of Interests in Other Entities”

•	IFRS 13, “Fair Value Measurement”

•	Amendments to IFRS 7, “Financial Instruments: Disclosures”

The nature and the effect of the changes are further explained below.

IAS 28, “Investments in Associates and Joint Ventures” (2011):

IAS 28, “Investments in Associates and Joint Ventures” (2011), (which the Company refers to as IAS 28 (2011)) prescribes the accounting for investments in associates and establishes the requirements to apply the equity method for those investments in associates and in joint ventures. The standard is applicable to all entities with joint control of, or significant influence over, an investee. This standard supersedes the previous version of IAS 28, Investments in Associates, which did not include jointly control investments under its scope for valuation purposes due to the existence of IAS 31, Interests in Joint Ventures, which required apply either, proportionate consolidation or the equity method to valuate ownership in joint ventures. As the Company’s investments in associates and joint ventures were accounted for using the equity method since before the entry into force of IAS 28 (2011), the adoption of this standard did not impact the Company’s consolidated financial statements.

IFRS 10, “Consolidated Financial Statements”:

IFRS 10, “Consolidated Financial Statements”, establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities. The standard requires the controlling company to present its consolidated financial statements and replaces IAS 27, Consolidated and Separate Financial Statements and SIC 12, Consolidation –Special Purpose Entities. As a result of IFRS 10, the Company changed its accounting policy for determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 introduces a new control model that is applicable to all investees, by focusing on whether the Company has power over an investee, exposure or rights to variable returns from its involvement with the investee and ability to use its power to affect those returns. In accordance with the transitional provisions of IFRS 10, the Company reassessed the control conclusion for its investees as at January 1, 2013 and concluded that the adoption of this standard had no impact on the Company’s consolidated financial statements.

IFRS 11, “Joint Arrangements”:

IFRS 11, “Joint Arrangements”, classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). Joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. As a result of IFRS 11, the Company has changed its accounting policy for its interests in joint arrangements. Under IFRS 11, the Company classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Company’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the Company considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the existence of a separate legal vehicle was the key factor of classification. The Company reassessed its involvement in its joint arrangements and concluded that the adoption of this standard had no impact on the Company’s consolidated financial statements.

IFRS 12, “Disclosure of Interests in Other Entities”:

IFRS 12, “Disclosure of Interests in Other Entities”, is a consolidated disclosure standard requiring a wide range of extensive disclosures about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities and has the objective to require the disclosure of information to allow the users of financial information to evaluate the nature and risk associated with their interests in other entities, and the effects of such interests on their financial position, financial performance and cash flows. IFRS 12 requires to disclose whatever additional information is necessary to disclosures required by IFRS, together with disclosures required by other IFRS to enable such evaluation. Disclosures in regards to interests in other entities were previously required by IAS 27 (2008), “Consolidated and Separate Financial Statements”, IAS 28, “Investments in Associates” and IAS 31, “Interests in Joint Ventures”. As a result of the adoption of IFRS 12 the Company added additional disclosures regarding to the following items:

•

Joint ventures.- At December 31, 2013 and 2012, the Company does not have material joint ventures. Additional summarized aggregate financial information for non-material joint ventures, such as: cash and cash equivalents, current financial liabilities (excluding trade and other payables and provisions), non-current financial liabilities (excluding trade and other payables and provisions), depreciation and amortization, interest income, interest expense, income tax expense or income. These disclosures are presented in Note 10.

•

Non-controlling interest.- For each subsidiary that has non-controlling interest that are material to the Company, it disclosed summarized financial information about the assets, liabilities, profit or loss and cash flows of the subsidiary. At December 31, 2013 and 2012, the Company does not have material non-controlling interest.

IFRS 13, “Fair Value Measurement”:

IFRS 13, “Fair Value Measurement”, establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS. IFRS 13 defines fair value as an exit price. As a result of the guidance in IFRS 13, the Company re-assessed its policies for measuring fair values. IFRS 13 also requires additional disclosures. Application of IFRS 13 has not impacted the fair value measurements of the Company. Additional disclosures where required, are provided in the individual notes relating to the assets and liabilities whose fair values were determined.

Amendments to IFRS 7, “Financial Instruments: Disclosures”:

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. The Company evaluated the amendments to IFRS 7 and concluded that they do not impact its previous disclosures of financial instruments, as no enforceable master netting agreements exist for its financial instruments.

Note 3. Significant Accounting Policies

3.1 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2013. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Specifically, the Company controls an investee if and only if the Company has:

•	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

•	Exposure, or rights, to variable returns from its involvement with the investee, and

•	The ability to use its power over the investee to affect its returns

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement with the other vote holders of the investee

•	Rights arising from other contractual arrangements

•	The Company’s voting rights and potential voting rights

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date the Company gains control until the date the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it:

•	Derecognizes the assets (including goodwill) and liabilities of the subsidiary

•	Derecognizes the carrying amount of any non-controlling interests

•	Derecognizes the cumulative translation differences recorded in equity

•	Recognizes the fair value of the consideration received

•	Recognizes the fair value of any investment retained

•	Recognizes any surplus or deficit in profit or loss

•

Reclassifies the parent’s share of components previously recognized in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Company had directly disposed of the related assets or liabilities

3.1.1 Acquisitions of non-controlling interests

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

3.2 Business combinations

Business combinations are accounted for using the acquisition method at the acquisition date, which is the date on which control is transferred to the Company. In assessing control, the Company takes into consideration substantive potential voting rights.

The Company measures goodwill at the acquisition date as the fair value of the consideration transferred plus the fair value of any previously- held equity interest in the acquiree and the recognized amount of any non-controlling interests in the acquiree (if any), less the net recognized amount of the identifiable assets acquired and liabilities assumed. If after reassessment, the excess is negative, a bargain purchase gain is recognized in consolidated net income at the time of the acquisition.

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

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete, and discloses that its allocation is preliminary in nature. Those provisional amounts are adjusted during the measurement period (not greater than 12 months), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

3.3 Foreign currencies and consolidation of foreign subsidiaries, investments in associates and joint ventures

In preparing the financial statements of each individual subsidiary, associate and joint venture, transactions in currencies other than the individual entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not remeasured.

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

For incorporation into the Company’s consolidated financial statements, each foreign subsidiary, associate or joint venture’s individual financial statements are translated into Mexican pesos, as described as follows:

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

		Exchange Rates of Local Currencies Translated to Mexican Pesos
		Average Exchange Rate for						Exchange Rate as of
Country or Zone	Functional/ Currency	2013		2012		2011		2013		2012
Mexico	Mexican peso	Ps.	1.00	Ps.	1.00	Ps.	1.00	Ps.	1.00	Ps.	1.00
Guatemala	Quetzal		1.62		1.68		1.59		1.67		1.65
Costa Rica	Colon		0.03		0.03		0.02		0.03		0.03
Panama	U.S. dollar		12.77		13.17		12.43		13.08		13.01
Colombia	Colombian peso		0.01		0.01		0.01		0.01		0.01
Nicaragua	Cordoba		0.52		0.56		0.55		0.52		0.54
Argentina	Argentine peso		2.34		2.90		3.01		2.01		2.65
Venezuela	Bolivar		2.13		3.06		2.89		2.08		3.03
Brazil	Reais		5.94		6.76		7.42		5.58		6.37
Philippines	Philippines peso		0.30		0.31		0.29		0.29		0.32

The Company has operated under exchange controls in Venezuela since 2003 that affect its ability to remit dividends abroad or make payments other than in local currencies and that may increase the real price of raw materials purchased in local currency.

In February 2013, the Venezuelan government announced a devaluation of its official exchange rates from 4.30 to 6.30 bolivars per U.S. dollar. Because the financial statements of the Venezuelan subsidiary are translated from Bolivar to Peso for the purposes of group consolidation, as a result of this devaluation, the statement of financial position of the Company’s Venezuelan subsidiary reflected a reduction in shareholders’ equity of Ps. 3,700, approximately, which was accounted since February 2013 as part of other comprehensive income.

On the disposal of a foreign operation (i.e. a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, a disposal involving loss of joint control over a joint venture that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in other comprehensive income in respect of that operation attributable to the owners of the Company are recognized in the consolidated income statement.

In addition, in relation to a partial disposal of a subsidiary that does not result in the Company losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e., partial disposals of associates or joint ventures that do not result in the Company losing significant influence or joint control), the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

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

The Company restates the financial information of subsidiaries that operate in hyperinflationary economic environment using the consumer price index of each country.

As of December 31, 2013, 2012, and 2011, the operations of the Company are classified as follows:

Country	Cumulative Inflation 2011- 2013	Type of Economy	Cumulative Inflation 2010- 2012	Type of Economy	Cumulative Inflation 2009- 2011	Type of Economy
Mexico	12.2%	Non-hyperinflationary	12.3%	Non-hyperinflationary	12.3%	Non-hyperinflationary
Guatemala	14.8%	Non-hyperinflationary	15.8%	Non-hyperinflationary	11.6%	Non-hyperinflationary
Costa Rica	13.1%	Non-hyperinflationary	15.9%	Non-hyperinflationary	15.3%	Non-hyperinflationary
Panama	15.2%	Non-hyperinflationary	16.7%	Non-hyperinflationary	13.7%	Non-hyperinflationary
Colombia	7.8%	Non-hyperinflationary	9.6%	Non-hyperinflationary	9.1%	Non-hyperinflationary
Nicaragua	20.7%	Non-hyperinflationary	25.7%	Non-hyperinflationary	18.6%	Non-hyperinflationary
Argentina	34.0%	Non-hyperinflationary	34.6%	Non-hyperinflationary	30.8%	Non-hyperinflationary
Venezuela	139.3%	Hyperinflationary	94.8%	Hyperinflationary	102.9%	Hyperinflationary
Brazil	18.9%	Non-hyperinflationary	19.4%	Non-hyperinflationary	17.4%	Non-hyperinflationary
Philippines (equity method investment)	11.3%	Non-hyperinflationary	11.1%	Non-hyperinflationary	12.7%	Non-hyperinflationary

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

The Company also maintains restricted cash held as collateral to meet certain contractual obligations (see Note 9). Restricted cash is presented within other current financial assets given that the restrictions are short-term in nature.

3.6 Financial assets

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

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

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

3.6.2.2 Held-to maturity marketable securities are those that the Company has the positive intent and ability to hold to maturity, and are carried at acquisition cost which includes any cost of purchase and premium or discount related to the investment which is amortized over the life of the investment based on its outstanding balance utilizing the effective interest method less any impairment. Interest and dividends on investments classified as held-to maturity are included in interest income. As of December 31, 2013, and 2012 there were no investments classified as held to maturity.

3.6.2.3 Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39. Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value presented as finance costs (negative net changes in fair value) or finance income (positive net changes in fair value) in the statement of profit or loss.

3.6.3 Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments that are not quoted in an active market. Loans and receivables with a relevant period (including trade and other receivables) are measured at amortized cost using the effective interest method, less any impairment.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial. For the years ended December 31, 2013, 2012 and 2011 the interest income on loans and receivables recognized in the interest income line item within the consolidated income statements is Ps. 61, Ps. 58 and Ps. 40, respectively.

3.6.4 Other financial assets

Other financial assets are non-current accounts receivable and derivative financial instruments. Other financial assets with a relevant period are measured at amortized cost using the effective interest method, less any impairment.

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

3.7.3 Fair value hedges

The change in the fair value of a hedging derivative is recognized in the statement of profit or loss as foreign exchange gain. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the statement of profit or loss as foreign exchange gain.

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying value is amortized through profit or loss over the remaining term of the hedge using the EIR method. EIR amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. If the hedged item is derecognized, the unamortized fair value is recognized immediately in profit or loss.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in profit and loss.

3.8 Fair value measurement

The Company measures financial instruments, such as, derivatives, and non-financial assets such, at fair value at each balance sheet date. Also, fair values of bank loans and notes payable carried at amortized cost are disclosed in Note 18.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability, or

•	In the absence of a principal market, in the most advantageous market for the asset or liability

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

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

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period

The Company determines the policies and procedures for both recurring fair value measurement, such as those described in Note 20 and unquoted liabilities such as Debt described in Note 18.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

3.9 Inventories and cost of goods sold

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

3.10 Other current assets

Other current assets, which will be realized within a period of less than one year from the reporting date, are comprised of prepaid assets and agreements with customers.

Prepaid assets principally consist of advances to suppliers of raw materials, advertising, promotional, leasing and insurance expenses, and are recognized as other current assets at the time of the cash disbursement, and are unrecognized in the consolidated statement of financial position or consolidated income statement caption when the risks and rewards of the related goods have been transferred to the Company or services have been received, respectively.

The Company has prepaid advertising costs which consist of television and radio advertising airtime paid in advance. These expenses are generally amortized over the period based on the transmission of the television and radio spots. The related production costs are recognized in consolidated net income as incurred.

The Company has agreements with customers for the right to sell and promote the Company’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract, with amortization presented as a reduction of net sales. During the years ended December 31, 2013, 2012 and 2011, such amortization aggregated to Ps. 696, Ps. 970 and Ps. 793, respectively.

3.11 Investments in associates and joint arrangements

3.11.1 Investments in associates

Associates are those entities over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control over those policies.

Investments in associates are accounted for using the equity method and initial recognition comprises the investment’s purchase price and any directly attributable expenditure necessary to acquire it.

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

After application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss on its investment in its associate. The Company determines at each reporting date whether there is any objective evidence that the investment in the associates is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the share of the profit or loss of associates accounted for using the equity method in the consolidated statements of income.

3.11.2 Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. The Company classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Company’s rights to the assets and obligations for the liabilities of the arrangements

Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The Company recognizes its interest in the joint ventures as an investment and accounts for that investment using the equity method. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. As of December 31, 2013 and 2012 the Company does not have an interest in joint operations.

After application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss on its investment in its joint venture. The Company determines at each reporting date whether there is any objective evidence that the investment in the joint ventures is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the amount in the share of the profit or loss of joint ventures accounted for using the equity method in the consolidated statements of income.

3.12 Property, plant and equipment

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

The estimated useful lives of the Company’s principal assets are as follows:

Years
Buildings	40 - 50
Machinery and equipment	10 - 20
Distribution equipment	7 - 15
Refrigeration equipment	5 - 7
Returnable bottles	1.5 - 4
Other equipment	3 - 10

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

Returnable and non-returnable bottles:

The Company has two types of bottles: returnable and non-returnable.

•	Non-returnable: Are recorded in consolidated net income at the time of product sale.

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

The Company’s returnable bottles are depreciated according to their estimated useful lives. Deposits received from customers are amortized over the same useful estimated lives of the bottles.

3.13 Borrowing costs

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

3.14 Intangible assets

Intangible assets are identifiable non-monetary assets without physical substance and represent payments whose benefits will be received in future years. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite, in accordance with the period over which the Company expects to receive the benefits.

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

As of December 31, 2013, the Company had nine bottler agreements in Mexico: (i) the agreements for Mexico’s Valley territory, which expire in April 2016 and June 2023, (ii) the agreements for the Central territory, which expire in August 2014 (two agreements), May 2015 and July 2016, (iii) the agreement for the Northeast territory, which expires in September 2014, (iv) the agreement for the Bajio territory, which expires in May 2015, and (v) the agreement for the Southeast territory, which expires in June 2023. As of December 31, 2013, the Company had four bottler agreements in Brazil, two expiring in October 2017 and the other two expiring in April 2024. The bottler agreements with The Coca-Cola Company will expire for territories in other countries as follows: Argentina in September 2014; Colombia in June 2014; Venezuela in August 2016; Guatemala in March 2015; Costa Rica in September 2017; Nicaragua in May 2016 and Panama in November 2014. All of these bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew the applicable agreement. In addition, these agreements generally may be terminated in the case of material breach.

3.15 Non-current assets held for sale

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

3.16 Impairment of non-financial assets

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

For goodwill and other indefinite lived intangible assets, the Company tests for impairment on an annual basis and whenever certain circumstances indicate that the carrying amount of the cash generating unit might exceed its recoverable amount.

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

As of December, 31 2013 and 2012 there was no impairment recognized in non-financial assets.

3.17 Leases

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

3.18 Financial liabilities and equity instruments

3.18.1 Classification as debt or equity

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

3.18.2 Equity instruments

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

3.18.3 Financial liabilities

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

3.18.4 Loans and borrowings

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

3.19 Provisions

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

3.20 Post-employment and other non-current employee benefits

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

For defined benefit retirement plans and other non-current employee benefits, such as the Company’s sponsored pension and retirement plans and seniority premiums, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period. All remeasurements of the Company’s defined benefit obligation such as actuarial gains and losses and return on plan assets are recognized directly in other comprehensive income (“OCI”). The Company presents service costs within cost of goods sold, administrative and selling expenses in the consolidated statements of income. The Company presents net interest cost within interest expense in the consolidated statements of income. The projected benefit obligation recognized in the consolidated statement of financial position represents the present value of the defined benefit obligation as of the end of each reporting period. Certain subsidiaries of the Company have established plan assets for the payment of pension benefits and seniority premiums through irrevocable trusts of which the employees are named as beneficiaries, which serve to increase the funded status of such plans’ related obligations.

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

3.21 Revenue recognition

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

3.22 Administrative and selling expenses

Administrative expenses include labor costs (salaries and other benefits, including employee profit sharing “PTU” of employees not directly involved in the sale of the Company’s products, as well as professional service fees, the depreciation of office facilities, amortization of capitalized information technology system implementation costs and any other similar costs.

Selling expenses include:

•

Distribution: labor costs (salaries and other related benefits), outbound freight costs, warehousing costs of finished products, write off of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2013, 2012 and 2011, these distribution costs amounted to Ps. 17,971, Ps. 16,839 and Ps. 14,967, respectively;

•	Sales: labor costs (salaries and other benefits including PTU) and sales commissions paid to sales personnel;

•	Marketing: labor costs (salaries and other benefits), promotional expenses and advertising costs.

PTU is paid by the Company’s Mexican and Venezuelan subsidiaries to its eligible employees. In Mexico, employee profit sharing is computed at the rate of 10% of the individual company taxable income, except for considering cumulative dividends received from resident legal persons in Mexico, depreciation of historical rather tax restated values, foreign exchange gains and losses, which are not included until the asset is disposed of or the liability is due and other effects of inflation are also excluded. As of January 1, 2014, PTU in Mexico will be calculated from the same taxable income for income tax, except for the following: a) neither tax losses from prior years nor the PTU paid during the year are being decrease; and b) payments exempt from taxes for the employees are fully deductible in the PTU computation.

In Venezuela, employee profit sharing is computed at a rate equivalent to 15% of after tax income, and it is no more than four months of salary.

3.23 Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes are charged to consolidated net income as they are incurred, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

3.23.1 Current income taxes

Income taxes are recorded in the results of the year they are incurred.

3.23.2 Deferred income taxes

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized and if any, future benefits from tax loss carry forwards and certain tax credits. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit, except in the case of Brazil, where certain goodwill amounts are at times deductible for tax purposes.

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

In Mexico, the income tax rate is 30% for 2011, 2012 and 2013. As a result of the Mexican Tax Reform discussed below, it will also be 30% for 2014.

3.24 Share-based payments transactions

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

3.25 Earnings per share

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

3.26 Issuance of stock

The Company recognizes the issuance of own stock as an equity transaction. The difference between the book value of the shares issued and the amount contributed by the non-controlling interest holder or third party is recorded as additional paid-in capital.

Note 4. Mergers and Acquisitions

4.1 Mergers and Acquisitions

The Company has certain business mergers and acquisitions that were recorded using the acquisition method of accounting. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the business, as disclosed below. Therefore, the consolidated statements of income and the consolidated statements of financial position in the years of such acquisitions are not comparable with previous periods. The consolidated statements of cash flows for the years ended December 31, 2013, 2012 and 2011 show the merged and acquired operations net of the cash related to those mergers and acquisitions.

While all of the acquired companies disclosed below represent bottlers of Coca-Cola trademarked beverages, such acquired entities were not under common ownership control prior to their acquisition.

4.1.1 Acquisition of Grupo Spaipa

On October 29, 2013, the Company through its Brazilian subsidiary Spal Industria Brasileira de Bebidas, S.A. completed the acquisition of 100% of Grupo Spaipa. Grupo Spaipa is comprised of the bottler entity Spaipa S.A. Industria Brasileira de Bebidas and three Holding Companies (collectively “Spaipa”) for Ps. 26,856 in an all cash transaction. Spaipa is a bottler of Coca-Cola trademark products which operates mainly in Sao Paulo and Paraná, Brazil. This acquisition was made to reinforce the Company’s leadership position in South America and throughout Latin America. Transaction related costs of Ps. 8 were expensed by the Company as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Spaipa was included in operating results from November 2013.

As of December 31, 2013 the Company is still in the process of completing its purchase price allocation of this transaction. Specifically, it is in the process of evaluating the fair value of the net assets acquired which are in the process of completion with the assistance of a third party valuation expert. The Company ultimately anticipates allocating a large component of this purchase price to the value of the distribution agreement with the Coca-Cola Company, which will be an indefinite life intangible asset.

The Company preliminary estimate of fair value of Spaipa´s net assets acquired is as follows:

	2013
Total current assets, including cash acquired of Ps. 3,800	Ps.	5,918
Total non-current assets		5,390
Distribution rights		13,731

Total assets		25,039
Total liabilities		(5,734)

Net assets acquired		19,305
Goodwill		7,551

Total consideration transferred	Ps.	26,856

The Company expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to the Company´s cash generating unit in Brazil. The goodwill recognized and expected to be deductible for income tax purposes according to Brazil tax law, is for an amount of Ps.22,202.

Selected income statement information of Spaipa for the period from to the acquisition date through to December 31, 2013 is as follows:

Income statement	2013
Total revenues	Ps.	2,466
Income before taxes		354

Net income	Ps.	311

4.1.2 Acquisition of Companhia Fluminense de Refrigerantes

On August 22, 2013, the Company through its Brazilian subsidiary Spal Industria Brasileira de Bebidas S.A., completed the acquisition of 100% of Companhia Fluminense de Refrigerantes (“Companhia Fluminense”) for Ps. 4,657 in an all cash transaction. Companhia Fluminense is a bottler of Coca-Cola trademark products which operates in the states of Minas Gerais, Rio de Janeiro, and Sao Paulo, Brazil. This acquisition was made to reinforce the Company’s leadership position in South America and throughout Latin America. Transaction related costs of Ps. 11 were expensed by the Company as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Companhia Fluminense was included in operating results from September 2013.

As of December 31, 2013 the Company is still in the process of completing its purchase price allocation of this transaction. Specifically, it is in the process of evaluating the fair value of the net assets acquired which are in the process of completion with the assistance of a third party valuation expert. The Company ultimately anticipates allocating a large component of this purchase price to the value of the distribution agreement with the Coca-Cola Company, which will be an indefinite life intangible asset.

The Company preliminary estimate of fair value of Companhia Fluminense’s net assets acquired is as follows:

	2013
Total current assets, including cash acquired of Ps. 9	Ps.	515
Total non-current assets		1,467
Distribution rights		2,634

Total assets		4,616
Total liabilities		(1,581)

Net assets acquired		3,035
Goodwill		1,622

Total consideration transferred	Ps.	4,657

The Company expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to the Company cash generating unit in Brazil. The goodwill recognized is expected to be deductible for income tax purposes according to Brazil tax law is for an amount of Ps.4,581.

Selected income statement information of Companhia Fluminense for the period from the acquisition date through to December 31, 2013 is as follows:

Income statement	2013
Total revenues	Ps.	981
Loss before taxes		(39)
Net loss	Ps.	(34)

4.1.3 Merger with Grupo Yoli

On May 24, 2013, the Company completed the merger of 100% of Grupo Yoli. Grupo Yoli comprises the bottler entity Yoli de Acapulco, S.A. de C.V. and nine other entities. Grupo Yoli is a bottler of Coca-Cola trademark products which operates mainly in the state of Guerrero, as well as in parts of the state of Oaxaca in Mexico. This merger was made to reinforce the Company’s leadership position in Mexico and throughout Latin America. The transaction involved the issuance of 42,377,925 new L shares of Coca-Cola FEMSA, along with a cash payment immediately prior to closing of Ps. 1,109, in exchange for 100% share ownership of Grupo Yoli, which was accomplished through a merger. The total purchase price was Ps. 9,130 based on a share price of Ps. 189.27 per share on May 24, 2013. Transaction related costs of Ps. 82 were expensed by the Company as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Grupo Yoli was included in operating results from June 2013.

The fair value of Grupo Yoli net assets acquired is as follows:

	2013
Total current assets, including cash acquired of Ps. 63	Ps.	837
Total non-current assets		2,144
Distribution rights		3,503

Total assets		6,484
Total liabilities		(1,487)

Net assets acquired		4,997
Goodwill		4,133

Total consideration transferred	Ps.	9,130

The Company expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to the Company’s cash generating unit in Mexico. The entire amount of goodwill will not be tax deductible.

Selected income statement information of Grupo Yoli for the period from to the acquisition date through December 31, 2013 is as follows:

Income statement	2013
Total revenues	Ps.	2,240
Income before taxes		70
Net income	Ps.	44

4.1.4 Merger with Grupo Fomento Queretano

On May 4, 2012, Coca-Cola FEMSA completed the merger of 100% of Grupo Fomento Queretano. Grupo Fomento Queretano comprises the bottler entity Refrescos Victoria del Centro, S. de R.L. de C.V. and three other entities. Grupo Fomento Queretano is a bottler of Coca-Cola trademark products in the state of Queretaro in Mexico. This merger was made to reinforce the Company’s leadership position in Mexico and throughout Latin America. The transaction involved the issuance of 45,090,375 new L shares of Coca-Cola FEMSA, along with a cash payment prior to closing of Ps. 1,221, in exchange for 100% share ownership of Grupo Fomento Queretano, which was accomplished through a merger. The total purchase price was Ps. 7,496 based on a share price of Ps. 139.22 per share on May 4, 2012. Transaction related costs of Ps. 12 were expensed by the Company as incurred, and recorded as a component of administrative expenses in the accompanying consolidated statements of income. Grupo Fomento Queretano was included in operating results from May 2012.

The fair value of the Grupo Fomento Queretano’s net assets acquired is as follows:	2012
Total current assets, including cash acquired of Ps. 107	Ps.	445
Total non-current assets		2,123
Distribution rights		2,921

Total assets		5,489
Total liabilities		(598)

Net assets acquired		4,891
Goodwill		2,605

Total consideration transferred	Ps.	7,496

The Company expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to Coca-Cola FEMSA’s cash generating unit in Mexico. The entire amount of goodwill will not be tax deductible.

Selected income statement information of Grupo Fomento Queretano from the acquisition date through to December 31, 2012 is as follows:

Statement of income	2012
Total revenues	Ps.	2,293
Income before taxes		245
Net income	Ps.	186

4.1.5 Acquisition of Grupo CIMSA

On December 9, 2011, the Company completed the merger of 100% of Grupo CIMSA. Grupo CIMSA comprises the bottler entity Grupo Embotellador CIMSA, S.A. de C.V. and four other entities “Grupo CIMSA” is a bottler of Coca-Cola trademark products, which operates mainly in the states of Morelos and Mexico, as well as in parts of the states of Guerrero and Michoacan in Mexico. This merger was also made to reinforce the Company’s leadership position in Mexico and throughout Latin America. The transaction involved the issuance of 75,423,728 new L shares of Coca-Cola FEMSA along with a cash payment prior to closing of Ps. 2,100 in exchange for 100% share ownership of Grupo CIMSA, which was accomplished through a merger. The total purchase price was Ps. 11,117 based on a share price of Ps. 119.55 per share on December 9, 2011. Transaction related costs of Ps. 24 were expensed by the Company as incurred, and recorded as a component of administrative expenses in the accompanying consolidated statements of income. Grupo CIMSA was included in operating results from December 2011.

The fair value of Grupo CIMSA’s net assets acquired is as follows:

	2011
Total current assets, including cash acquired of Ps. 188	Ps.	603
Total non-current assets		3,055
Distribution rights		6,186

Total assets		9,844
Total liabilities		(558)

Net assets acquired		9,286
Goodwill		1,831

Total consideration transferred	Ps.	11,117

The Company expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to Coca-Cola FEMSA’s cash generating unit in Mexico. The entire amount of goodwill will not be tax deductible.

Selected statement of income information of Grupo CIMSA for the one month of December 31, 2011 is as follows:

	2011
Total revenues	Ps.	429
Income before taxes		32
Net income		23

4.1.6 Acquisition of Grupo Tampico

On October 10, 2011, the Company completed the merger of 100% of Grupo Tampico. Grupo Tampico comprises the bottler entity Comercializadora la Pureza S.A. de C.V. and another entity. Grupo Tampico is a bottler of Coca-Cola trademark products in the states of Tamaulipas, San Luis Potosí and Veracruz; as well as in parts of the states of Hidalgo, Puebla and Queretaro in Mexico. This merger also was made to reinforce the Company’s leadership position in Mexico and throughout Latin America. The transaction involved the issuance of 63,500,000 new L shares of Coca-Cola FEMSA along with a cash payment prior to closing of Ps. 2,436, in exchange for 100% share ownership of Grupo Tampico, which was accomplished through a merger. The total purchase price was Ps. 10,264 based on a share price of Ps. 123.27 per share on October 10, 2011. Transaction related costs of Ps. 20 were expensed by the Company as incurred, and recorded as a component of administrative expenses in the accompanying consolidated statements of income. Grupo Tampico was included in operating results from October 2011.

The fair value of the Grupo Tampico’s net assets acquired is as follows:

	2011
Total current assets, including cash acquired of Ps. 22	Ps.	461
Total non-current assets		2,512
Distribution rights		5,499

Total assets		8,472
Total liabilities		(744)

Net assets acquired		7,728
Goodwill		2,536

Total consideration transferred	Ps.	10,264

The Company expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to the Company’s cash generating unit in Mexico. The entire amount of goodwill will not be tax deductible.

Selected statement of income information of Grupo Tampico for the period from the acquisition date through December 31, 2011 is as follows:

Statement of income	2011
Total revenues	Ps.	1,056
Income before taxes		43
Net income		31

Unaudited Pro Forma Financial Data.

The following unaudited 2013 consolidated pro forma financial data represent the Company’s historical financial statements, adjusted to give effect to (i) the acquisition of Spaipa, Companhia Fluminense and merger of Grupo Yoli, mentioned in the preceding paragraphs as if they occurred on January 1, 2013; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired companies.

	Unaudited Pro Forma Financial Information for the year ended December 31, 2013
Total revenues	Ps.	168,618
Income before taxes		15,958
Net income		10,357
Earnings per share		4.88

Below are pro-forma 2012 results as if Grupo Fomento Queretano was acquired on January 1, 2012.

	Unaudited Pro Forma Financial Information for the year ended December 31, 2012
Total revenues	Ps.	148,727
Income before taxes		20,080
Net income		13,951
Earnings per share		6.64

Below are pro-forma results as if Grupo Tampico and Grupo CIMSA were acquired on January 1, 2011.

	Unaudited Pro Forma Financial Information for the year ended December 31, 2011
Total revenues	Ps.	132,552
Income before taxes		17,866
Net income		12,019
Earnings per share		6.15

Note 5. Cash and Cash Equivalents

For the purposes of the statement of cash flows, cash includes cash on hand and in banks and cash equivalents, which are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, with a maturity date of less than three months at their acquisition date. Cash at the end of the reporting period consists of the following:

	2013		2012
Cash and bank balances	Ps.	10,542	Ps.	5,520
Cash equivalents (see Note 3.5)		4,764		17,702

	Ps.	15,306	Ps.	23,222

Note 6. Marketable Securities

As of December 31, 2013 and 2012 the marketable securities are classified as available-for-sale. The detail is as follows:

Available-for sale (1) Debt Securities	2013		2012
Acquisition cost	Ps	—	Ps.	10
Unrealized gain recognized in other comprehensive income		—		2

Total marketable securities at fair value	Ps.	—	Ps.	12

(1) Denominated in U.S. dollars as of December 31, 2012.

For the years ended December 31, 2013, 2012 and 2011, the effect of the marketable securities available for sale in the consolidated income statements under the interest income caption was Ps. —, Ps. 4 and Ps. 34, respectively.

Note 7. Accounts Receivable

	2013		2012
Trade receivables	Ps.	7,406	Ps.	6,361
Current trade customer notes receivable		184		377
The Coca-Cola Company (related party) (Note 14)		1,700		1,835
Loans to employees		211		172
Travel advances to employees		47		18
FEMSA and subsidiaries (related parties) (Note 14)		27		379
Other related parties (Note 14)		199		181
Other		583		335
Allowance for doubtful accounts on trade receivables		(399)		(329)

	Ps.	9,958	Ps.	9,329

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

The carrying value of accounts receivable approximates its fair value as of December 31, 2013 and 2012.

	2013		2012
Aging of past due but not impaired
60-90 days	Ps.	20	Ps.	174
90-120 days		8		46
120 + days		34		7

Total	Ps.	62	Ps.	227

7.2 Movement in the allowance for doubtful accounts

	2013		2012		2011
Balance at beginning of the year	Ps.	329	Ps.	298	Ps.	223
Allowance for the year		138		280		126
Charges and write-offs of uncollectible accounts		(24)		(221)		(83)
Restatement of beginning balance in hyperinflationary economies and effects of changes in foreign exchange rates		(44)		(28)		32

Balance at end of the year	Ps.	399	Ps.	329	Ps.	298

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the customer base being large and unrelated.

Aging of impaired trade receivables	2013		2012
60-90 days	Ps.	67	Ps.	2
90-120 days		11		10
120+ days		321		317

Total	Ps.	399	Ps.	329

7.3 Payments from The Coca-Cola Company:

The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Company’s refrigeration equipment and returnable bottles investment program. Contributions received by the Company for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the investment in refrigeration equipment and returnable bottles items. For the years ended December 31, 2013, 2012 and 2011 contributions received were Ps.4,206, Ps.3,018 and Ps.2,595, respectively.

Note 8. Inventories

	2013		2012
Finished products	Ps.	2,402	Ps.	2,302
Raw materials		4,295		3,911
Non strategic spare parts		1,232		802
Inventories in transit		946		1,014
Packing materials		92		59
Other		163		15

	Ps.	9,130	Ps.	8,103

As of December 31, 2013, 2012 and 2011, the Company recognized write-downs of its inventories for Ps. 457, Ps. 95 and Ps. 106 to net realizable value for any periods presented in these consolidated financial statements.

For the years ended at 2013, 2012 and 2011, changes in inventories are comprised as follows and included in the consolidated income statement under the cost of goods sold caption:

	2013		2012		2011
Changes in inventories of finished goods and work in progress	Ps.	9,247	Ps.	9,606	Ps.	10,685
Raw materials and consumables used		49,075		50,363		49,931

Balance at end of the year	Ps.	58,322	Ps.	59,969	Ps.	54,616

Note 9. Other Current Assets and Other Current Financial Assets

9.1 Other Current Assets:

	2013		2012
Prepaid expenses	Ps.	1,334	Ps.	906
Agreements with customers		148		128
Other		101		1

	Ps.	1,583	Ps.	1,035

Prepaid expenses as of December 31, 2013 and 2012 are as follows:

	2013		2012
Advances for inventories	Ps.	469	Ps.	47
Advertising and promotional expenses paid in advance		141		284
Advances to service suppliers		212		289
Prepaid insurance		28		57
Others		484		229

	Ps.	1,334	Ps.	906

Amortization of advertising and deferred promotional expenses recorded in the consolidated income statements for the years ended December 31, 2013, 2012 and 2011 amounted to Ps. 5,391, Ps. 3,681 and Ps. 4,121, respectively.

9.2 Other Current Financial Assets:

	2013		2012
Restricted cash	Ps.	3,106	Ps.	1,465
Derivative financial instruments (See note 20)		28		58

	Ps.	3,134	Ps.	1,523

The Company has pledged part of its short-term deposits in order to fulfill the collateral requirements for the accounts payable in different currencies. As of December 31, 2013 and 2012, the fair value of the short-term deposit pledged were:

	2013		2012
Venezuelan bolivars	Ps.	2,658	Ps.	1,141
Brazilian reais		340		183
Colombian pesos		108		141

Total restricted cash	Ps.	3,106	Ps.	1,465

Note 10. Investments in Associates and Joint Ventures

Details of the investments accounted for under the equity method at the end of the reporting period are as follows:

			Ownership Percentage		Carrying Amount
Investee	Principal Activity	Place of Incorporation	2013	2012	2013		2012
Joint ventures:
Compañía de Bebidas Panameñas, S.A.P.I. de C.V.	Beverages	Mexico	50.0%	50.0%	Ps.	892	Ps.	756
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	50.0%	50.0%		187		167
Estancia Hidromineral Itabirito, LTDA	Bottling and distribution	Brazil	50.0%	50.0%		142		147
Coca-Cola Bottlers Philippines, Inc. (CCBPI)	Bottling	Philippines	51.0%	—		9,398		—

Associates:
Jugos del Valle S.A.P.I de C.V. (1)	Beverages	Mexico	26.2%	25.1%		1,470		1,351
Holdfab2 Partiçipações Societárias, LTDA (“Holdfab2”) (1) (2)	Beverages	Brazil	—	27.7%		—		205
SABB – Sistema de Alimentos e Bebidas Do Brasil LTDA (formerly Sucos del Valle do Brasil LTDA) (1) (2)	Beverages	Brazil	—	19.7%		—		902
Leao Alimentos e Bebidas, LTDA (1) (2)	Beverages	Brazil	26.1%	—		2,176		—
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1)	Caned bottling	Mexico	32.8%	27.9%		181		141
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”) (1)	Recycling	Mexico	35.0%	35.0%		90		74
Promotora Industrial Azucarera, S.A. de C.V. (1)	Sugar production	Mexico	36.3%	26.1%		2,034		1,447
KSP Participacoes LTDA (1)	Beverages	Brazil	38.7%	38.7%		85		93
Other Coca-Cola FEMSA	Various	Various	Various	Various		112		69

					Ps.	16,767	Ps.	5,352

Accounting method:

(1)	The Company has significant influence due to the fact that it has power to participate in the financial and operating policy decisions of the investee.
(2)	During March 2013, Holdfab2 Partiçipações Societárias, LTDA and SABB- Sistema de Alimentos e Bebidas Do Brasil, LTDA. were merged into Leao Alimentos e Bebidas, Ltda.

As mentioned in Note 4, on May 24, 2013 and May 4, 2012, Coca-Cola FEMSA completed the acquisition of 100% of Grupo Yoli and Grupo Fomento Queretano, respectively. As part of these acquisitions, the Company increased its equity interest to 36.3% and 26.1% in Promotora Industrial Azucarera, S.A de C.V., respectively. The Company has recorded the incremental interest acquired at its estimated fair value.

During 2013 the Company made capital contributions to Jugos del Valle S.A.P.I. de C.V. in the amount of Ps. 27.

During 2012 the Company made capital contributions to Jugos del Valle S.A.P.I. de C.V in the amount of Ps. 469. The funds were mainly used by Jugos del Valle to acquire Santa Clara in Mexico (a dairy products Company).

On January 25, 2013, the Company finalized the acquisition of 51% of Coca-Cola Bottlers Philippines, Inc. (CCBPI) for an amount of $688.5 U.S. dollars (Ps. 8,904) in an all-cash transaction. As part of the agreement, the Company obtained a call option to acquire the remaining 49% of CCBPI at any time during the seven years following the closing. The Company also has a put option to sell its 51% ownership to The Coca-Cola Company at any time from the fifth anniversary of the date of acquisition until the sixth anniversary, at a price which is based in part on the fair value of CCBPI at the date of acquisition (See Note 20.7).

From the date of the investment acquisition through December 31, 2013, the results of CCBPI have been recognized by the Company using the equity method, this is based on the following factors: (i) during the initial four-year period some relevant activities require joint approval between the Company and TCCC; and (ii) potential voting rights to acquire the remaining 49% of CCBPI are not probable to be executed in the foreseeable future due to the fact the call option is “out of the money” as of December 31, 2013.

Summarized financial information for individually immaterial Company’s associates accounted for under the equity method is set out below.

	2013		2012		2011
Total current assets	Ps.	8,232	Ps.	6,958	Ps.	7,038
Total non-current assets		11,750		12,023		9,843
Total current liabilities		4,080		3,363		3,376
Total non-current liabilities		3,575		2,352		2,067
Total revenue		20,889		16,609		16,087
Total cost and expenses		20,581		15,514		14,894
Net income		497		858		1,053

Summarized financial information for individually immaterial Company’s joint ventures accounted for under the equity method is set out below.

	2013		2012		2011
Total current assets	Ps.	8,622	Ps.	1,612	Ps.	1,091
Total non-current assets		13,561		2,616		3,097
Total current liabilities		6,547		1,977		2,053
Total non-current liabilities		960		106		140
Total revenue		16,844		2,187		2,095
Total cost and expenses		16,622		2,262		2,093
Net income (loss)		125		(77)		(7)

Note 11. Property, Plant and Equipment, net

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2011	Ps.	2,492	Ps.	8,337	Ps.	22,957	Ps.	8,979	Ps.	2,930	Ps.	2,298	Ps.	459	Ps.	613	Ps.	49,065
Additions		1		131		1,188		1,103		1,236		3,510		5		104		7,278
Additions from business combinations		597		1,103		2,309		314		183		202		—		—		4,708
Transfer of completed projects in progress		23		271		1,829		421		521		(3,113)		49		(1)		—
Transfer to/(from) assets classified as held for sale		111		144		(14)		—		—		—		—		(67)		174
Disposals		(52)		(4)		(1,939)		(325)		(901)		5		(98)		(160)		(3,474)
Effects of changes in foreign exchange rates		141		408		1,147		536		143		76		10		81		2,542
Changes in value on the recognition of inflation effects		91		497		1,150		268		3		50		—		11		2,070
Capitalization of borrowing costs		—		—		17		—		—		—		—		—		17

Cost as of December 31, 2011	Ps.	3,404	Ps.	10,887	Ps.	28,644	Ps.	11,296	Ps.	4,115	Ps.	3,028	Ps.	425	Ps.	581	Ps.	62,380

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2012	Ps.	3,404	Ps.	10,887	Ps.	28,644		11,296	Ps.	4,115	Ps.	3,028	Ps.	425	Ps.	581	Ps.	62,380
Additions		97		214		2,262		1,544		1,434		3,838		166		186		9,741
Additions from business combinations		206		390		486		84		18		—		—		—		1,184
Adjustments of fair value of past business combinations		57		312		(462)		(39)		(77)		—		(1)		—		(210)
Transfer of completed projects in progress		137		210		1,106		901		765		(3,125)		6		—		—
Transfer (to)/from assets classified as held for sale		—		—		(27)		—		—		—		—		—		(27)
Disposals		(16)		(99)		(847)		(591)		(324)		(14)		(1)		(69)		(1,961)
Effects of changes in foreign exchange rates		(107)		(485)		(1,475)		(451)		(134)		(28)		(58)		(41)		(2,779)
Changes in value on the recognition of inflation effects		85		471		1,138		275		17		(31)		—		83		2,038
Capitalization of borrowing costs		—		—		16		—		—		—		—		—		16

Cost as of December 31, 2012	Ps.	3,863	Ps.	11,900	Ps.	30,841	Ps.	13,019	Ps.	5,814	Ps.	3,668	Ps.	537	Ps.	740	Ps.	70,382

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2013	Ps.	3,863	Ps.	11,900	Ps.	30,841	Ps.	13,019	Ps.	5,814	Ps.	3,668	Ps.	537	Ps.	740	Ps.	70,382
Additions		77		120		1,512		1,445		1,435		5,685		—		341		10,615
Additions from business combinations		534		2,268		2,414		428		96		614		—		264		6,618
Transfer of completed projects in progress		389		750		875		1,144		785		(3,991)		48		—		—
Transfer (to)/from assets classified as held for sale		—		—		(189)		—		—		—		—		—		(189)
Disposals		(1)		(168)		(968)		(749)		(324)		(332)		(12)		(14)		(2,568)
Effects of changes in foreign exchange rates		(250)		(1,331)		(3,588)		(1,135)		(466)		(208)		(99)		(55)		(7,132)
Changes in value on the recognition of inflation effects		228		1,191		2,252		603		46		165		—		277		4,762
Capitalization of borrowing costs		—		—		32		—		—		—		—		—		32

Cost as of December 31, 2013		4,840	Ps.	14,730	Ps.	33,181	Ps.	14,755	Ps.	7,386	Ps.	5,601	Ps.	474	Ps.	1,553	Ps.	82,520

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated depreciation as of January 1, 2011	Ps.	—	Ps.	(2,762)	Ps.	(11,923)		(5,068)	Ps.	(478)	Ps.	—	Ps.	(190)	Ps.	(174)	Ps.	(20,595)
Depreciation for the year				(233)		(1,670)		(1,033)		(853)		—		(14)		(47)		(3,850)
Transfer (to)/from assets classified as held for sale		—		(41)		(3)		—		—		—		—		—		(44)
Disposals				—		1,741		154		335		—		89		67		2,386
Effects of changes in foreign exchange rates		—		(169)		(512)		(270)		(35)		—		—		(29)		(1,015)
Changes in value on the recognition of inflation effects		—		(280)		(653)		(202)		—		—		—		(25)		(1,160)

Accumulated depreciation as of December 31, 2011	Ps.		Ps.	(3,485)	Ps.	(13,020)	Ps.	(6,419)	Ps.	(1,031)	Ps.	—	Ps.	(115)	Ps.	(208)	Ps.	(24,278)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated depreciation as of January 1, 2012	Ps.	—	Ps.	(3,485)	Ps.	(13,020)		(6,419)	Ps.	(1,031)	Ps.	—	Ps.	(115)	Ps.	(208)	Ps.	(24,278)
Depreciation for the year				(252)		(2,279)		(1,301)		(1,149)		—		(25)		(72)		(5,078)
Transfer (to)/from assets classified as held for sale		—		—		12		—		—		—		—		(26)		(14)
Disposals				138		520		492		200		—		7		1		1,358
Effects of changes in foreign exchange rates		—		200		754		303		(5)		—		68		(5)		1,315
Changes in value on the recognition of inflation effects		—		(288)		(672)		(200)		(3)		—		—		(5)		(1,168)

Accumulated depreciation as of December 31, 2012	Ps.		Ps.	(3,687)	Ps.	(14,685)	Ps.	(7,125)	Ps.	(1,988)	Ps.	—	Ps.	(65)	Ps.	(315)	Ps.	(27,865)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total

Accumulated depreciation as of January 1, 2013	Ps.	—	Ps.	(3,687)	Ps.	(14,685)	Ps.	(7,125)	Ps.	(1,988)	Ps.	—	Ps.	(65)	Ps.	(315)	Ps.	(27,865)

Depreciation for the year		—		(297)		(2,639)		(1,631)		(1,662)		—		(46)		(96)		(6,371)

Transfer (to)/from assets classified as held for sale		—		—		88		—		—		—		—		—		88

Disposals		—		160		953		785		33		—		12		6		1,949

Effects of changes in foreign exchange rates		—		587		2,044		755		143		—		8		73		3,610
Changes in value on the recognition of inflation effects		—		(583)		(993)		(442)		(6)		—		—		(122)		(2,146)

Accumulated depreciation as of December 31, 2013	Ps.	—	Ps.	(3,820)	Ps.	(15,232)	Ps.	(7,658)	Ps.	(3,480)	Ps.	—	Ps.	(91)	Ps.	(454)	Ps.	(30,735)

	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Carrying Amount
As of December 31, 2011	Ps.	3,404	Ps.	7,402	Ps.	15,624	Ps.	4,877	Ps.	3,084	Ps.	3,028	Ps.	310	Ps.	373	Ps.	38,102
As of December 31, 2012	Ps.	3,863	Ps.	8,213	Ps.	16,156	Ps.	5,894	Ps.	3,826	Ps.	3,668	Ps.	472	Ps.	425	Ps.	42,517

As of December 31, 2013	Ps.	4,840	Ps.	10,910	Ps.	17,949	Ps.	7,097	Ps.	3,906	Ps.	5,601	Ps.	383	Ps.	1,099	Ps.	51,785

During the years ended December 31, 2013, 2012 and 2011 the Company capitalized Ps. 32, Ps. 16 and Ps. 17, respectively of borrowing costs in relation to Ps. 790, Ps. 196 and Ps. 256 in qualifying assets. The effective interest rates used to determine the amount of borrowing costs eligible for capitalization were 4.1%, 4.3% and 5.8% respectively.

For the years ended December 31, 2013, 2012 and 2011 interest expenses and net foreign exchange losses (gains) are analyzed as follows:

	2013		2012		2011
Interest expense and foreign exchange, net	Ps.	3,830	Ps.	1,284	Ps.	1,313
Amount capitalized (1)		57		38		185

Net amount in consolidated statements of income	Ps.	3,773	Ps.	1,246	Ps.	1,128

(1) Amount capitalized in property, plant and equipment and amortized intangible assets.

Commitments related to acquisitions of property, plant and equipment are disclosed in Note 25.

Note 12. Intangible Assets

	Rights to Produce and Distribute Coca-Cola trademark		Goodwill		Other indefinite lived intangible assets		Technology Costs and management systems		Development systems		Other amortizables		Total
Cost
Balance as of January 1, 2011	Ps.	41,173	Ps.	—	Ps.	11	Ps.	1,152	Ps.	1,389	Ps.	87	Ps.	43,812
Purchases		—		—		85		196		300		48		629
Acquisition from business combinations		11,878		4,515		—		66		3		—		16,462
Transfer of completed development systems		—		—		—		261		(261)		—		—
Effect of movements in exchange rates		1,072		—		—		30		—		7		1,109
Changes in value on the recognition of inflation effects		815		—		—		—		—		—		815
Capitalization of borrowing cost		—		—		—		168		—		—		168

Cost as of December 31, 2011	Ps.	54,938	Ps.	4,515	Ps.	96	Ps.	1,873	Ps.	1,431	Ps.	142	Ps.	62,995

Balance as of January 1, 2012	Ps.	54,938	Ps.	4,515	Ps.	96	Ps.	1,873	Ps.	1,431	Ps.	142	Ps.	62,995
Purchases		—		—		6		34		90		105		235
Acquisition from business combinations		2,973		2,605		—		—		—		—		5,578
Changes in fair value of past acquisitions		(42)		(148)		—		—		—		—		(190)
Internally development		—		—		—		—		38		—		38
Transfer of completed development systems		—		—		—		559		(559)		—		—
Effect of movements in exchange rates		(478)		—		—		(97)		(3)		(3)		(581)
Changes in value on the recognition of inflation effects		(121)		—		—		—		—		—		(121)
Capitalization of borrowing cost		—		—		—		—		22		—		22

Cost as of December 31, 2012	Ps.	57,270	Ps.	6,972	Ps.	102	Ps.	2,369	Ps.	1,019	Ps.	244	Ps.	67,976

Balance as of January 1, 2013	Ps.	57,270	Ps.	6,972	Ps.	102	Ps.	2,369	Ps.	1,019	Ps.	244	Ps.	67,976
Purchases		—		—		—		107		565		82		754
Acquisition from business combinations		19,868		13,306		55		43		—		17		33,289
Transfer of completed development systems		—		—		—		172		(172)		—		—
Effect of movements in exchange rates		(1,828)		(356)		(10)		(75)		—		(14)		(2,283)
Changes in value on the recognition of inflation effects		417		—		—		—		—		—		417
Capitalization of borrowing cost		—		—		—		25		—		—		25

Cost as of December 31, 2013	Ps.	75,727	Ps.	19,922	Ps.	147	Ps.	2,641	Ps.	1,412	Ps.	329	Ps.	100,178

Amortization expense
Balances as of January 1, 2011	Ps.	—	Ps.	—	Ps.	—	Ps.	(588)	Ps.	—	Ps.	(3)	Ps.	(591)
Amortization expense		—		—		—		(187)		—		(41)		(228)
Disposals		—		—		—		2		—		—		2
Effect of movements in exchange rate		—		—		—		(15)		—		—		(15)

Balances as of December 31, 2011		—		—		—		(788)		—		(44)		(832)

Amortization expense		—		—		—		(158)		—		(60)		(218)
Disposals		—		—		—		25		—		—		25
Effect of movements in exchange rate		—		—		—		65		—		(3)		62

Balances as of December 31, 2012		—		—		—		(856)		—		(107)		(963)

Amortization expense		—		—		—		(223)		—		(64)		(287)
Disposals		—		—		—		2		—		—		2
Effect of movements in exchange rate		—		—		—		35		—		9		44

Balances as of December 31, 2013	Ps.	—	Ps.	—	Ps.	—	Ps.	(1,042)	Ps.	—	Ps.	(162)	Ps.	(1,204)

Balance as of December 31, 2011	Ps.	54,938	Ps.	4,515	Ps.	96	Ps.	1,085	Ps.	1,431	Ps.	98	Ps.	62,163

Balance as of December 31, 2012		57,270		6,972		102		1,513		1,019		137		67,013

Balance as of December 31, 2013	Ps.	75,727	Ps.	19,922	Ps.	147	Ps.	1,599	Ps.	1,412	Ps.	167	Ps.	98,974

During the years ended December 31, 2013, 2012 and 2011 the Company capitalized Ps. 25, Ps. 22 and Ps. 168, respectively of borrowing costs in relation to Ps.630, Ps. 674 and Ps. 1,761 in qualifying assets. The effective interest rates used to determine the amount of borrowing costs eligible for capitalization were 4.1%, 4.3% and 5.8%.

For the year ended in December 31, 2013, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 1, Ps. 80 and Ps. 206, respectively.

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

The Company’s intangible assets such as technology costs and management systems are subject to amortization with a range in useful lives from 3 to 10 years.

Impairment Tests for Cash-Generating Units Containing Goodwill and Distribution Rights

For the purpose of impairment testing, goodwill and distribution rights are allocated and monitored on an individual country basis, which is considered to be the CGU.

The aggregate carrying amounts of goodwill and distribution rights allocated to each CGU are as follows:

In millions of Ps.	2013		2012
Mexico	Ps.	55,126	Ps.	47,492
Guatemala		303		299
Nicaragua		390		407
Costa Rica		1,134		1,114
Panama		785		781
Colombia		5,895		6,387
Venezuela		3,508		3,236
Brazil		28,405		4,416
Argentina		103		110

Total	Ps.	95,649	Ps.	64,242

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

The key assumptions by CGU for impairment test as of December 31, 2012 were as follows:

CGU	WACC Real	Expected Annual Long-Term Inflation 2013-2023	Expected Volume Growth Rates 2013-2023
Mexico	5.5%	3.6%	2.8%
Colombia	5.8%	3.0%	6.1%
Venezuela	11.3%	25.8%	2.8%
Costa Rica	7.7%	5.7%	2.8%
Guatemala	8.1%	5.3%	4.0%
Nicaragua	9.5%	6.6%	5.1%
Panama	7.7%	4.6%	3.6%
Argentina	10.7%	10.0%	4.2%
Brazil	5.5%	5.8%	3.8%

The key assumptions by CGU for impairment test as of December 31, 2013 were as follows:

CGU	WACC Real	Expected Annual Long-Term Inflation 2014-2023	Expected Volume Growth Rates 2014-2023
Mexico	5.1%	3.9%	1.3%
Colombia	6.0%	3.0%	5.0%
Venezuela	10.8%	32.2%	2.5%
Costa Rica	7.2%	5.0%	2.4%
Guatemala	9.7%	5.2%	5.2%
Nicaragua	12.5%	6.3%	4.1%
Panama	7.1%	4.2%	5.7%
Argentina	10.9%	11.1%	3.8%
Brazil	5.9%	6.0%	4.4%

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). The Company consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

Sensitivity to Changes in Assumptions

At December 31, 2013 the Company performed an additional impairment sensitivity calculation, taking into account an adverse change in WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of a 100 basis points, except in Mexico and concluded that no impairment would be recorded.

CGU	Change in WACC	Change in Volume Growth CAGR(1)	Effect on Valuation
Mexico	+2.5%	–0.25%	Passes by 2.9x
Colombia	+0.9%	–1.0%	Passes by 4.6x
Venezuela	+5.5%	–1.0%	Passes by 7.4x
Costa Rica	+0.3%	–1.0%	Passes by 2.6x
Guatemala	+2.0%	–1.0%	Passes by 3.5x
Nicaragua	+4.1%	–1.0%	Passes by 1.5x
Panama	+1.8%	–1.0%	Passes by 8.4x
Argentina	+3.8%	–1.0%	Passes by 78.8x
Brazil	+3.7%	–1.0%	Passes by 8.1x

(1)	Compound Annual Growth Rate (CAGR)

Note 13. Other non-current assets and other non-current financial assets

13.1 Other Assets:

	2013		2012
Agreement with customers, net	Ps.	314	Ps.	278
Non-current prepaid advertising expenses		102		78
Guarantee deposits (1)		991		947
Prepaid bonuses		116		117
Advances to acquire property, plant and equipment		866		716
Share based payments		306		306
Other		568		381

	Ps.	3,263	Ps.	2,823

(1)	As it is customary in Brazil, the Company is required to collaterize tax, legal and labor contingencies by guarantee deposits.

13.2 Other Financial Assets:

	2013		2012
Non-current accounts receivable to Compañía de Bebidas Panameñas, S.A.P.I. de C.V., due 2021	Ps.	893	Ps.	828

Other non-current financial assets		176		32

Derivative financial instruments		250		65

	Ps.	1,319	Ps.	925

As of December 31, 2013 and 2012, the fair value of long term accounts receivable amounted to Ps. 957 and Ps. 994, respectively. The fair value is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for receivable of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy.

Note 14. Balances and Transactions with Related Parties and Affiliated Companies

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this Note.

The consolidated statements of financial position and consolidated statements of income include the following balances and transactions with related parties and affiliated companies:

	2013		2012
Balances:
Assets (current included in accounts receivable)
Due from FEMSA and Subsidiaries (see Note 7) (1) (4)	Ps.	27	Ps.	379
Due from The Coca-Cola Company (see Note 7) (1) (4)		1,700		1,835
Due from Heineken Group (1)		163		141
Other receivables (1)		36		40
Assets (non-current included in other non-current financial assets)
Compañía de Bebidas Panameñas, S.A.P.I. de C.V. (5)		893		828

	Ps.	2,819	Ps.	3,223

Liabilities (included in suppliers and other liabilities and loans)	2013		2012
Liabilities (current liabilities)
Due to FEMSA and Subsidiaries (see Note 7.3) (3) (4)	Ps.	877	Ps.	1,057
Due to The Coca-Cola Company (3) (4)		5,562		4,088
Due to Heineken Group(3)		291		235
Banco Nacional de México, S.A. (2) (6)		1,962		—
Grupo Tampico (6)		—		7
Compañía de Bebidas Panameñas, S.A.P.I. de C.V. (5)		2		—
Other payables (3)		395		429
Liabilities (non-current liabilities)
BBVA Bancomer, S.A. (2) (6)		979		981

	Ps.	10,068	Ps.	6,797

(1) Presented within accounts receivable.
(2) Recorded within bank loans.
(3) Recorded within accounts payable.
(4) Holding
(5) Joint venture
(6) Board member

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2013 and 2012, there was no expense resulting from the uncollectibility of balances due from related parties.

Details of transactions between the Company and other related parties are disclosed as follows:

Transactions	2013		2012		2011
Income:
Sales to affiliated parties	Ps.	3,271	Ps.	5,111	Ps.	2,186
Interest income received from Compañía de Bebidas Panameñas, S.A.P.I. de C.V.		61		58		40
Interest income received from Grupo Financiero Banamex S.A. de C.V.		34		—		—

Interest income received from BBVA Bancomer S.A. de C.V.		36		—		—

Expenses:
Purchases and other expenses of FEMSA		5,200		4,484		3,652
Purchases of concentrate from The Coca-Cola Company		22,988		23,886		20,882
Purchases of raw material, beer and operating expenses from Heineken		3,734		2,598		3,343
Advertisement expense paid to The Coca-Cola Company		1,291		1,052		872
Interest expense and fees paid to BBVA Bancomer, S.A. de C.V. (1)		46		51		51
Purchases from Jugos del Valle		1,814		1,577		1,248
Purchase of sugar from Promotora Industrial Azucarera, S.A. de C.V.		956		423		52
Purchase of sugar from Beta San Miguel		1,557		1,439		1,398
Purchase of sugar, cans and aluminum lids from Promotora Mexicana de Embotelladores, S.A. de C.V.		670		711		701
Purchase of canned products from IEQSA		615		483		262
Purchases of raw material and operating expenses from affiliated companies of Grupo Tampico		—		—		175
Interest expense paid to Grupo Financiero Banamex, S.A. de C.V. (1)		19		—		6
Purchase of plastic bottles from Embotelladora del Atlantico, S.A. (formerly Complejo Industrial Pet, S.A.)		124		99		56
Purchases of juice and milk powder from Compañía de Bebidas Panameñas, S.A.P.I. de C.V.		—		—		60
Donations to Instituto Tecnologico y de Estudios Superiores de Monterrey, A.C. (1)		69		68		37
Interest expense paid to The Coca-Cola Company		60		24		7
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B. (1)		16		17		20
Other expenses with related parties		44		191		83

(1)	One or more members of the Board of Directors or senior management of the Company are also members of the Board of Directors or senior management of the counterparties to these transactions.

Also as disclosed in Note 10, during January 2013, the Company purchased its 51% interest in CCBPI from The Coca-Cola Company. The remainder of CCBPI is owned by The Coca Cola Company and the Company has currently outstanding certain call and put options related to CCBPI’s equity interests.

The benefits and aggregate compensation paid to executive officers and senior management of the Company were as follows:

	2013		2012		2011
Current employee benefits	Ps.	770	Ps.	635	Ps.	426
Termination benefits		5		13		10
Shared based payments		273		253		331

Note 15. Balances and Transactions in Foreign Currencies

Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different from the functional currency of the Company. As of December 31, 2013, 2012 and 2011, assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets		Liabilities
Balances	Current	Non-current	Current	Non-current
As of December 31, 2013
U.S. dollars	3,163	793	5,479	40,852
Euros	—	—	36	—
As of December 31, 2012
U.S. dollars	13,379	723	6,304	14,493
Euros	—	—	38	—

Transactions	Revenues	Purchases of Raw Materials	Interest Expense	Assets Acquisitions	Other
Year ended December 31, 2013 U.S. dollars	409	13,068	432	—	731
Year ended December 31, 2012 U.S. dollars	307	10,715	254	—	870
Year ended December 31, 2011 U.S. dollars	418	8,753	338	226	623

Mexican peso exchange rates in effect at the dates of the consolidated statements of financial position and at the issuance date of the Company’s consolidated financial statements were as follows:

		December 31,		April 11,
	2013	2012	2011	2014
U.S. dollar	13.0765	13.0101	13.9787	XXX

Note 16. Post-Employment and Other Non-current Employee Benefits

The Company has various labor liabilities for employee benefits in connection with pension and retirement plans, seniority premiums and post-employment benefits. Benefits vary depending upon the country where the individual employees are located. Presented below is a discussion of the Company’s labor liabilities in Mexico, Brazil and Venezuela, which comprise the substantial majority of those recorded in the consolidated financial statements.

16.1 Assumptions

The Company annually evaluates the reasonableness of the assumptions used in its labor liability for post-employment and other non-current employee benefits computations. Actuarial calculations for pension and retirement plans and seniority premiums, as well as the associated cost for the period, were determined using the following long-term assumptions to non-hyperinflationary most significant countries:

Mexico	2013	2012	2011
Financial:
Discount rate used to calculate the defined benefit obligation	7.50%	7.10%	7.64%
Salary increase	4.79%	4.79%	4.79%
Future pension increases	3.50%	3.50%	3.50%
Biometric:
Mortality	EMSSA82-89(1)	EMSSA82-89(1)	EMSSA82-89(1)
Disability	IMSS-97(2)	IMSS-97(2)	IMSS-97(2)
Normal retirement age	60 years	60 years	60 years
Rest of employee turnover	BMAR2007(3)	BMAR2007(3)	BMAR2007(3)

(1)	EMSSA. Mexican Experience of Social Security (for its initials in Spanish)
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social (for its initials in Spanish)
(3)	BMAR. Actuary experience

Brazil	2013	2012	2011
Financial:
Discount rate used to calculate the defined benefit obligation	10.70%	9.30%	9.70%
Salary increase	6.80%	5.00%	5.00%
Future pension increases	5.80%	4.00%	4.00%
Biometric:
Disability	IMSS-97(1)	IMSS-97(1)	IMSS-97(1)
Mortality	UP84(2)	UP84(2)	UP84(2)
Normal retirement age	65 years	65 years	65 years
Rest of employee turnover	Brazil(3)	Brazil(3)	Brazil(3)

(1)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social (for its initials in Spanish)
(2)	UP84. Unisex mortality table
(3)	Rest of employee turnover based on the experience of the Company’s subsidiary in Brazil

Venezuela is a hyper-inflationary economy. The actuarial calculations for post-employment benefit (termination indemnity), as well as the associated cost for the period, were determined using the following long-term which are real assumptions (excluding inflation):

Venezuela	2013	2012
Financial:
Discount rate used to calculate the defined benefit obligation	1.00%	1.50%
Salary increase	1.50%	1.50%
Biometric:
Mortality	EMSSA82-89(1)	EMSSA82-89(1)
Disability	IMSS-97(2)	IMSS-97(2)
Normal retirement age	65 years	65 years
Rest of employee turnover	BMAR2007(3)	BMAR2007(3)

(1)	EMSSA. Mexican Experience of Social Security (for its initials in Spanish)
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social (for its initials in Spanish)
(3)	BMAR. Actuary experience

In Mexico the methodology used to determine the discount rate was the Yield or Internal Rate of Return (“IRR”) which involves a yield curve. In this case, the expected rates of each period were taken from a yield curve of the Mexican Federal Government Treasury Bond (known as CETES in Mexico).

In Brazil the methodology used to determine the discount rate was the Yield or Internal Rate of Return (“IRR”) which involves a yield curve. In this case, the expected rates of each period were taken from a yield curve of fixed long term bonds of the Federal Republic of Brazil.

In Venezuela the methodology used to determine the discount rate started with reference to the interest rate bonds of similar denomination issued by the Republic of Venezuela, with subsequent consideration of other economic assumptions appropriate for hyper-inflationary economy. Ultimately, the discount rates disclosed in the table below are calculated in real terms (without inflation).

In Mexico upon retirement, the Company purchases an annuity for senior executives, which will be paid according to the option chosen by the employee.

Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans		Seniority Premiums		Post-employment Benefits
2014	Ps.	254	Ps.	16	Ps.	32
2015		119		14		30
2016		126		15		35
2017		169		16		45
2018		154		17		51
2019 to 2023		1,091		126		445

16.2 Balances of the liabilities for post-employment and other non-current employee benefits

	2013		2012
Pension and Retirement Plans:
Vested benefit obligation	Ps.	773	Ps.	800
Non-vested benefit obligation		1,187		849

Accumulated benefit obligation		1,960		1,649
Excess of projected defined benefit obligation over accumulated benefit obligation		706		745

Defined benefit obligation		2,666		2,394
Pension plan funds at fair value		(1,211)		(1,113)
Effect due to asset ceiling		94		105

Net defined benefit liability		Ps. 1,549		Ps. 1,386

Seniority Premiums:
Vested benefit obligation	Ps.	20	Ps.	13
Non-vested benefit obligation		202		142

Accumulated benefit obligation		222		155
Excess of projected defined benefit obligation over accumulated benefit obligation		131		71

Defined benefit obligation		353		226
Seniority premium plan funds at fair value		(90)		(18)

Net defined benefit liability	Ps.	263	Ps.	208

Post-employment:
Vested benefit obligation	Ps.	32	Ps.	36
Non-vested benefit obligation		113		79

Accumulated benefit obligation		145		115
Excess of projected defined benefit obligation over accumulated benefit obligation		598		479

Net defined benefit liability	Ps.	743	Ps.	594

Total post-employment and other non-current employee benefits	Ps.	2,555	Ps.	2,188

The net defined benefit liability of the pension and retirement plan includes an asset generated in Brazil (the following information is included in the consolidated information of the tables above), which is as follows:

	2013		2012
Pension and retirement plans:
Vested benefit obligation	Ps.	165	Ps.	193
Non-vested benefit obligation		101		73

Accumulated benefit obligation		266		266
Excess of projected defined benefit obligation over accumulated benefit obligation		47		47

Defined benefit obligation		313		313
Pension plan funds at fair value		(498)		(589)

Net defined benefit asset		(185)		(276)
Effect due to asset ceiling		94		105

Net defined benefit asset after asset ceiling	Ps.	(91)	Ps.	(171)

16.3 Trust assets

Trust assets consist of fixed and variable return financial instruments recorded at market value, which are invested as follows:

Type of instrument	2013	2012
Fixed return:

Traded securities	20%	10%
Life annuities	5%	4%
Bank instruments	2%	3%
Federal government instruments	48%	60%
Variable return:
Publicly traded shares	25%	23%

	100%	100%

In Mexico, the regulatory framework for pension plans is established in the Income Tax Law and its Regulations, the Federal Labor Law and the Mexican Social Security Institute Law. None of these laws establish minimum funding levels or a minimum required level of contributions.

In Brazil, the regulatory framework for pension plans is established by the Brazilian Social Security Institute (INSS), which indicates that the contributions must be made by the company and the workers. There are not minimum funding requirements of contributions in Brazil neither contractual nor given.

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

In Mexico, the Company’s policy is to invest at least 30% of the fund assets in Mexican Federal Government instruments. Guidelines for the target portfolio have been established for the remaining percentage and investment decisions are made to comply with these guidelines insofar as the market conditions and available funds allow.

In Brazil, the investment target is to obtain the consumer price index (inflation), plus six percent. Investment decisions are made to comply with this guideline insofar as the market conditions and available funds allow.

On May 7, 2012, the President of Venezuela amended the Organic Law for Workers (LOTTT), which establishes a minimum level of social welfare benefits to which workers have a right when their labor relationship terminates with or without cause. This benefit is computed based on the last salary received by the worker and retroactive to June 19, 1997 for any employee who joined the Company prior to that date. For employees who joined the Company after June 19, 1997, the benefit is computed based on the date on which the employee joined the Company. An actuarial computation must be performed using the projected unit credit method to determine the amount of the labor obligations that arise. As a result of the initial calculation, there was an amount of Ps. 381 to other expenses caption in the consolidated statement of income reflecting past service costs during the year ended December 31, 2012 (See Note 19).

In Mexico, the amounts and types of securities of the Company in related parties included in plan assets are as follows:

	2013		2012
Mexico
Portfolio:
Debt:
Grupo Televisa, S.A.B. de C.V.	Ps.	3	Ps.	3
Grupo Financiero Banorte, S.A.B. de C.V.		—		8
Grupo Industrial Bimbo, S.A.B. de C. V.		3		3
Grupo Financiero Banamex, S.A.B. de C.V.		22		21
El Puerto de Liverpool, S.A.B. de C.V.		5		5
Teléfonos de México, S.A. de C.V.		4		—
Capital:
Fomento Económico Mexicano, S.A.B de C.V.		11		1
Coca-Cola FEMSA, S.A.B. de C. V.		19		8
Grupo Televisa, S.A.B. de C.V.		3		10
Grupo Aeroportuario del Sureste, S.A.B. de C.V.		1		8
Alfa, S.A.B. de C.V.		4		5
Grupo Industrial Bimbo, S.A.B. de C.V.		1		—

In Brazil, the amounts and types of securities of the Company included in plan assets are as follows:

	2013		2012
Brazil
Portfolio:
Debt:
HSBC - Sociedad de inversión Atuarial INPC (Brazil)	Ps.	383	Ps.	485
Capital:
HSBC - Sociedad de inversión Atuarial INPC (Brazil)		114		104

During the years ended December 31, 2013 and 2012, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year.

16.4 Amounts recognized in the consolidated income statements and the consolidated statements of comprehensive income

	Income statement								OCI
2013	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps.	139	Ps.	8	Ps.	(7)	Ps.	90	Ps.	178

Seniority premiums		28		—		—		15		25
Post-employment		48		—		—		67		205

Total	Ps.	215	Ps.	8	Ps.	(7)	Ps.	172	Ps.	408

	Income statement								OCI
2012	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps.	119	Ps.	—	Ps.	—	Ps.	71	Ps.	174
Seniority premiums		22		—		—		11		18
Post-employment		49		381		—		63		71

Total	Ps.	190	Ps.	381	Ps.	—	Ps.	145	Ps.	263

	Income statement								OCI
2011	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps.	103	Ps.	—	Ps.	—	Ps.	82	Ps.	139
Seniority premiums		15		—		—		8		(1)

Total	Ps.	118	Ps.	—	Ps.	—	Ps.	90	Ps.	138

For the years ended December 31, 2013, 2012 and 2011, of service cost of Ps. 215, Ps. 190 and Ps. 118 has been included in the consolidated statements of income as cost of goods sold, administration and selling expenses.

Remeasurements of the net defined benefit liability recognized in other comprehensive income are as follows (amounts are net of tax):

	2013		2012		2011
Amount accumulated in other comprehensive income as of the beginning of the periods	Ps.	263	Ps	138	Ps	132
Recognized during the year (obligation liability and plan assets)		180		99		67
Actuarial gains and losses arising from changes in financial assumptions		(19)		48		—
Changes in the effect of limiting a net defined benefit asset to the asset ceiling		—		(9)		(60)
Foreign exchange rate valuation (gain)		(16)		(13)		(1)

Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps.	408	Ps	. 263	Ps	. 138

Remeasurements of the net defined benefit liability include the following:

•	The return on plan assets, excluding amounts included in interest expense.

•	Actuarial gains and losses arising from changes in demographic assumptions.

•	Actuarial gains and losses arising from changes in financial assumptions.

•	Changes in the effect of limiting a net defined benefit asset to the asset ceiling, excluding amounts included in interest expense.

16.5 Changes in the balance of the defined benefit obligation for post-employment and other non-current employee benefits

	2013		2012		2011

Pension and Retirement Plans:
Initial balance	Ps.	2,394	Ps.	2,160	Ps.	1,636
Current service cost		139		119		103
Gain or loss on settlement		(7)		—		—
Interest expense		171		159		139
Actuarial gains or losses		(73)		81		60
Foreign exchange (gain) loss		(55)		(69)		49
Benefits paid		(85)		(87)		(77)
Amendments		8		—		—

Acquisitions		174		31		250

	Ps.	2,666	Ps.	2,394	Ps.	2,160

Seniority Premiums:
Initial balance		226		167		95
Current service cost		28		22		15
Interest expense		19		11		8
Actuarial gains or losses		7		24		(2)
Benefits paid		(26)		(12)		(11)
Acquisitions		99		14		62

		353		226		167

Post-employment:
Initial balance	Ps.	594	Ps.	—	Ps.	—
Current service cost		48		49		—
Interest expense		67		63		—
Actuarial gains or losses		237		108		—
Foreign exchange gain		(187)		(1)		—
Benefits paid		(16)		(6)		—
Past service cost		—		381		—

	Ps.	743	Ps.	594	Ps.	—

16.6 Changes in the balance of trust assets

	2013		2012		2011
Pension and retirement plans:
Balance at beginning of year	Ps.	1,113	Ps.	1,068	Ps.	774
Actual return on trust assets		8		100		40
Foreign exchange (gain) loss		(73)		(91)		5
Life annuities		18		—		32
Benefits paid		—		(12)		(12)
Amendments		16		—		—
Acquisitions		129		48		229

Balance at end of year	Ps.	1,211	Ps.	1,113	Ps.	1,068

Seniority premiums
Balance at beginning of year	Ps.	18	Ps.	19	Ps.	—
Actual return on trust assets		—		(1)		(1)

Acquisitions		72		—		20

Balance at end of year	Ps.	90	Ps.	18	Ps.	19

As a result of the Company’s investments in life annuities plan, management does not expect the Company will need to make material contributions to the trust assets in order to meet its future obligations.

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

The following table presents the impact in absolute terms of a variation of 0.5% on the net defined benefit liability associated with the Company’s defined benefit plans. The sensibility of this 0.5% on the significant actuarial assumptions is based on a projected long-term discount rates to Mexico and a yield curve projections of long-term sovereign bonds:

+0.5%:					Income Statement				OCI
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability (asset)	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	131	Ps.	(8)	Ps.	(7)	Ps.	74	Ps.	35
Seniority premiums		27		—		—		15		18
Post-employment		44		—		—		64		253

Total	Ps.	202	Ps.	(8)	Ps.	(7)	Ps.	153	Ps.	306

Expected salary increase	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	148	Ps.	(8)	Ps.	(7)	Ps.	88	Ps.	270

Seniority premiums		30		—		(1)		16		54
Post-employment		56		—		—		76		411

Total	Ps.	234	Ps.	(8)		(8)	Ps.	180	Ps.	735

-0.5%:
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability (asset)	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	147	Ps.	(8)	Ps.	(7)	Ps.	85	Ps.	326
Seniority premiums		30		—		(1)		14		59
Post-employment		52		—		—		72		382

Total	Ps.	229	Ps.	(8)	Ps.	(8)	Ps.	171	Ps.	767

Expected salary increase	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	133	Ps.	(9)	Ps.	(7)	Ps.	73	Ps.	48
Seniority premiums		27		—		—		14		22
Post-employment		42		—		—		57		231

Total	Ps.	202	Ps.	(9)	Ps.	(7)	Ps.	144	Ps.	301

16.8 Employee benefits expense

For the years ended December 31, 2013, 2012 and 2011, employee benefits expenses recognized in the consolidated income statements are as follows:

	2013		2012		2011
Included in cost of goods sold:
Wages and salaries	Ps.	5,978	Ps.	4,590	Ps.	3,733
Social security costs		837		603		475
Employee profit sharing		399		323		246
Pension and seniority premium costs (Note 16.4)		51		43		35
Share-based payment expense (Note 17.2)		3		7		2
Included in selling and distribution expenses:
Wages and salaries		12,878		8,417		7,783
Social security costs		2,416		1,210		1,018
Employee profit sharing		1,181		1,015		751
Pension and seniority premium costs (Note 16.4)		56		47		27
Share-based payment expense (Note 17.2)		6		9		4
Included in administrative expenses:
Wages and salaries		3,939		5,877		5,033
Social security costs		504		462		436
Employee profit sharing		81		76		62
Pension and seniority premium costs (Note 16.4)		60		51		56
Post-employment benefits other (Note 16.4)		48		49		—
Share-based payment expense (Note 17.2)		184		165		115
Included in other expenses:
Post-employment (Note 16)		—		381		—

Total employee benefits expense	Ps.	28,621	Ps.	23,325	Ps.	19,776

Note 17. Bonus Programs

17.1 Quantitative and qualitative objectives

The bonus program for executives is based on achieving certain goals established annually by management, which include quantitative and qualitative objectives and special projects.

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

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of achievement of the goals established every year. The bonuses are recorded as a part of the income statement and are paid in cash the following year. During the years ended December 31, 2013, 2012 and 2011 the bonus expense recorded amounted to Ps. 533, Ps. 375 and Ps. 599, respectively.

17.2 Share-based payment bonus plan

The Company has a stock incentive plan for the benefit of its senior executives. This plan uses as its main evaluation metric the Economic Value Added, or EVA. Under the EVA stock incentive plan, eligible employees are entitled to receive a special annual bonus (fixed amount), to purchase FEMSA and Coca-Cola FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 20% per year. The 50% of Coca-Cola FEMSA’s annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options. As of December 31, 2013, 2012 and 2011, no stock options have been granted to employees.

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

At December 31, 2013, 2012 and 2011, the shares granted under the Company’s executive incentive plans are as follows:

	Number of shares
Incentive Plan	FEMSA	KOF	Vesting period
2006	169,445	497,075	2007-2011
2007	290,880	819,430	2008-2012
2008	1,901,108	1,267,490	2009-2013
2009	1,888,680	1,340,790	2010-2014
2010	1,456,065	1,037,610	2011-2015
2011	968,440	656,400	2012-2016
2012	956,685	741,245	2013-2017
2013	539,020	370,200	2014-2018

Total	8,170,323	6,730,240

For the years ended December 31, 2013, 2012 and 2011, the total expense recognized for the period arising from share-based payment transactions, using the grant date model, was of Ps. 193, Ps.181 and Ps.122, respectively.

As of December 31, 2013 and 2012, the asset recorded by Coca-Cola FEMSA in its consolidated statements of financial position amounted to Ps. 306 and Ps. 306, respectively, see Note 13.

Note 18. Bank Loans and Notes Payables

	At December 31, 2013												Carrying Value		Fair Value at		Carrying Value
(In millions of Mexican pesos)	2014		2015		2016		2017		2018		2019 and Thereafter		December 31, 2013		December 31, 2013		December 31, 2012
Short-term debt:

Fixed rate debt:

Argentine pesos

Bank loans	Ps.	495	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	495	Ps.	489	Ps.	291

Interest rate		25.4%		—		—		—		—		—		25.4%		25.4%		19.2%

Variable rate debt:

U.S. dollars

Bank loans		—		—		—		—		—		—		—		—		3,903

Interest rate		—		—		—		—		—		—		—		—		0.6%

Total short-term debt	Ps.	495		—		—		—		—		—		495		489		4,194

Long-term debt:

Fixed rate debt:

Argentine pesos

Bank loans		259		71		28		—		—		—		358		327		529

Interest rate		21.8%		16.8%		15.3%		—		—		—		20.3%		20.3%		19.9%

Brazilian reais

Bank loans		8		15		16		16		15		41		111		85		65

Interest rate		4.3%		3.5%		3.5%		3.5%		3.5%		3.1%		3.4%		3.4%		4.5%

Capital leases		238		214		184		157		84		82		959		811		11

Interest rate		4.6%		4.6%		4.6%		4.6%		4.6%		4.6%		4.6%		4.6%		4.5%

U.S. dollars

Senior notes		—		—		—		—		13,022		21,250		34,272		35,327		6,458

Interest rate		—		—		—		—		2.4%		4.4%		3.7%		3.7%		4.6%

Bank loans		97		26		—		—		—		—		123		125		—

Interest rate		3.8%		3.8%		—		—		—		—		3.8%		3.8%		—

Mexican pesos

Domestic bonds		—		—		—		—		—		9,987		9,987		9,427		2,495

Interest rate		—		—		—		—		—		6.2%		6.2%		6.2%		8.3%

Subtotal		602		326		228		173		13,121		31,360		45,810		46,102		9,558

	At December 31, 2013												Carrying Value		Fair Value at
(In millions of Mexican pesos)	2014		2015		2016		2017		2018		2019 and Thereafter		December 31, 2013		December 31, 2013		December 31, 2012
Variable rate debt:

U.S. dollars

Bank loans		—		—		1,566		—		4,277		—		5,843		5,897		7,990

Interest rate		—		—		1.1%		—		0.8%		—		0.9%		0.9%		0.9%

Mexican pesos

Domestic bonds		—		—		2,517		—		—		—		2,517		2,500		2,511

Interest rate		—		—		3.9%		—		—		—		3.9%		3.9%		5.0%

Bank loans		1,368		2,764		—		—		—		—		4,132		4,205		4,380

Interest rate		4.0%		4.0%		—		—		—		—		4.0%		4.0%		5.1%

Argentine pesos

Bank loans		180		—		—		—		—		—		180		179		106

Interest rate		25.7%		—		—		—		—		—		25.7%		25.7%		22.9%

Brazilian reais

Bank loans		28		—		—		—		—		—		28		28		—

Interest rate		9.8%		—		—		—		—		—		9.8%		9.8%		—

Colombian pesos

Bank loans		913		543		—		—		—		—		1,456		1,451		990

Interest rate		5.6%		5.6%		—		—		—		—		5.6%		5.6%		6.8%

Capital leases		—		—		—		—		—		—		—		—		185

Interest rate		—		—		—		—		—		—		—		—		6.8%

Subtotal		2,489		3,307		4,083		—		4,277		—		14,156		14,260		16,162

Long-term debt		3,091		3,633		4,311		173		17,398		31,360		59,966		60,362		25,720

Current portion of long term debt		3,091		—		—		—		—		—		3,091		—		945

Long-term debt	Ps.	—	Ps.	3,633	Ps.	4,311	Ps.	173	Ps.	17,398	Ps.	31,360	Ps.	56,875	Ps.	60,362	Ps.	24,775

(1)	All interest rates shown in this table are weighted average contractual annual rates.

For the years ended December 31, 2013, 2012 and 2011, the interest expense related to the bank loans and notes payable is comprised as follows and included in the consolidated income statement under the interest expense caption:

	2013		2012		2011
Interest on debts and borrowings	Ps.	2,397	Ps.	1,603	Ps.	1,497
Finance charges payable under finance leases		5		21		13

	Ps.	2,402	Ps.	1,624	Ps.	1,510

Coca-Cola FEMSA has the following bonds: a) registered with the Mexican stock exchange: i) Ps. 2,500 (nominal amount) with a maturity date in 2016 and a variable interest rate, ii) Ps. 2,500 (nominal amount) with a maturity date in 2021 and fixed interest rate of 8.3% and iii) Ps. 7,500 (nominal amount) with a maturity date in 2023 and fixed interest rate of 5.5%; b) registered with the SEC : i) Senior notes of US. $500 with interest at a fixed rate of 4.6% and maturity date on February 15, 2020, ii) Senior notes of US. $1,000 with interest at a fixed rate of 2.4% and maturity date on November 26, 2018, iii) Senior notes of US. $750 with interest at a fixed rate of 3.9% and maturity date on November 26, 2023 and iv) Senior notes of US. $400 with interest at a fixed rate of 5.3% and maturity date on November 26, 2043 which are guaranteed by its subsidiaries: Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V. (“Guarantors”). Presented in Note 28 is supplemental subsidiary guarantor consolidating financial information.

During 2013, Coca-Cola FEMSA contracted and prepaid in part the following Bank loans denominated in U.S. million dollars: i) $500 (nominal amount) with a maturity date in 2016 and variable interest rate and prepaid $380 (nominal amount) in November 2013, the outstanding amount of this loan is $120 (nominal amount) and ii) $1,500 (nominal amount) with a maturity date in 2018 and variable interest rate and prepaid $1,170 (nominal amount) in November 2013, the outstanding amount of this loan is $330 (nominal amount). In December 2013, Coca-Cola FEMSA prepaid in full outstanding Bank loans denominated in U.S. million dollars for a total amount of $600 (nominal amount).

The Company has financing from different financial institutions under agreements that stipulate different restrictions and covenants, which mainly consist of maximum levels of leverage and capitalization as well as minimum consolidated net worth and debt and interest coverage ratios. As of the date of these consolidated financial statements, the Company was in compliance with all restrictions and covenants contained in its financing agreements.

In November, 2013, the Company issued U.S.$1,000 in aggregate principal amount of 2.375% Senior Notes due 2018, U.S.$750 in aggregate principal amount of 3.875% Senior Notes due 2023 and U.S.$400 in aggregate principal amount of 5.250% Senior Notes due 2043, in a SEC registered offering. These notes are guaranteed by the Guarantors Subsidiaries.

Note 19. Other Income and Expenses

	2013		2012		2011
Other income:
Gain on sale of long-lived assets	Ps.	194	Ps.	293	Ps.	376
Cancellation of contingencies		114		76		72
Other		170		176		237

	Ps.	478	Ps.	545	Ps.	685

Other expenses:
Provisions for contingencies from past acquisitions	Ps.	201	Ps.	157	Ps.	175
Loss on the retirement of long-lived assets		39		14		625
Loss on sale of long-lived assets		167		194		411
Other taxes from Colombia		—		5		180
Severance payments		190		342		236
Donations		103		148		120
Effect of new labor law in Venezuela (LOTTT) (See Note 16)		—		381		—
Other		401		256		313

	Ps.	1,101	Ps.	1,497	Ps.	2,060

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

The Company measures the fair value of its financial assets and liabilities classified as level 1 and 2, applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2013 and as of December 31, 2012:

	2013				2012
	Level 1		Level 2		Level 1		Level 2
Derivative financial instruments (asset)	Ps.	2	Ps.	276	Ps.	—	Ps.	123
Derivative financial instruments (liability)		272		1,153		200		208
Trust assets of labor obligations		1,301		—		1,131		—
Marketable securities		—		—		12		—

20.1 Total debt

The fair value of bank and syndicated loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2013 and 2012, which is considered to be level 1 in the fair value hierarchy (See Note 18).

20.2 Interest rate swaps

The Company uses interest rate swaps to offset the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value. The fair value is estimated using market prices that would apply to terminate the contracts at the end of the period. Changes in fair value are recorded in “cumulative other comprehensive income” until such time as the hedged amount is recorded in the consolidated income statements.

At December 31, 2013, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount		Fair Value (Liability) Dec. 31, 2013
2014	Ps.	575	Ps.	(18)
2015		1,963		(122)

At December 31, 2012, the Company has the following outstanding interest rate swap agreements:

			Fair Value
	Notional		(Liability)		Asset
Maturity Date	Amount		Dec 31, 2012
2013	Ps.	1,287	Ps.	(8)	Ps.	5
2014		575		(33)		2
2015		1,963		(160)		5

The net effect of expired contracts treated as hedges are recognized as interest expense within the consolidated income statements.

20.3 Forward agreements to purchase foreign currency

The Company has entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies.

These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value which is determined based on prevailing market exchange rates to terminate the contracts at the end of the period. Changes in the fair value of these forwards are recorded as part of “cumulative other comprehensive income”. Net gain/loss on expired contracts is recognized as part of foreign exchange or cost of goods sold, depending on the nature of the hedge in the consolidated income statements.

Net changes in the fair value of forward agreements that do not meet hedging criteria for hedge accounting are recorded in the consolidated income statements under the caption “market value gain/(loss) on financial instruments”.

At December 31, 2013, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Asset Dec. 31, 2013
2014	Ps.	1,518	Ps.	28

At December 31, 2012, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Asset Dec. 31, 2012
2013	Ps.	1,118	Ps.	11

20.4 Options to purchase foreign currency

The Company has executed collar strategies to reduce its exposure to the risk of exchange rate fluctuations. A collar is a strategy that limits the exposure to the risk of exchange rate fluctuations in a similar way as a forward agreement.

These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value which is determined based on prevailing market exchange rates to terminate the contracts at the end of the period. Changes in the fair value of these options, corresponding to the intrinsic value, are initially recorded as part of “cumulative other comprehensive income”. Changes in the fair value, corresponding to the extrinsic value, are recorded in the consolidated income statements under the caption “market value gain/ (loss) on financial instruments,” as part of the consolidated net income. Net gain/(loss) on expired contracts including the net premium paid, is recognized as part of cost of goods sold when the hedged item is recorded in the consolidated income statements.

At December 31, 2013, the Company had no outstanding collars to purchase foreign currency.

At December 31, 2012, the Company had the following outstanding collars to purchase foreign currency (composed of a call and a put option with different strike levels with the same notional amount and maturity):

Maturity Date	Notional Amount		Fair Value Asset Dec. 31, 2012
2013	Ps.	982	Ps.	47

20.5 Cross-currency swaps

The Company has contracted a number of cross-currency swaps to reduce its exposure to risks of exchange rate and interest rate fluctuations associated with its borrowings denominated in U.S. dollars. The estimated fair value is estimated using market prices that would apply to terminate the contracts at the end of the period. The fair value changes related to exchange rate fluctuations of the notional of those cross currency swaps and the accrued interest are recorded in the consolidated income statements. The remaining portion of the fair value changes, when designated as Cash Flow Hedges, are recorded in the consolidated balance sheet in “cumulative other comprehensive income”. If they are designated as Fair Value Hedges the changes in this remaining portion are recorded in the income statements as “market value (gain) loss on financial instruments”.

The Company has certain cross-currency swaps that do not meet the criteria for hedge accounting purposes. Consequently, changes in the estimated fair value were recorded in the income statements as “market value (gain) loss on financial instruments”.

At December 31, 2013, the Company had the following outstanding cross currency swap agreements designated as Cash Flow Hedges:

			Fair Value
	Notional		(Liability)		Asset
Maturity Date	Amount		Dec. 31, 2013
2014	Ps.	1,308	Ps.	—	Ps.	13
2018		18,046		(981)		—

At December 31, 2013, the Company had the following outstanding cross currency swap agreements designated as Fair Value Hedges:

			Fair Value
	Notional		Asset
Maturity Date	Amount		Dec 31, 2013
2014	Ps.	50	Ps.	5
2015		83		11
2018		5,884		156

At December 31, 2013, the Company had the following outstanding cross currency swap agreements that do not meet the criteria for hedge accounting.

			Fair Value
	Notional		Asset
Maturity Date	Amount		Dec 31, 2013
2014	Ps.	2,615	Ps.	63

At December 31, 2012, the Company had the following outstanding cross currency swap agreements designated as Cash Flow Hedges:

			Fair Value
	Notional		(Liability)	Asset
Maturity Date	Amount		Dec 31, 2012
2014	Ps.	2,553	Ps. (7)	Ps.	53

20.6 Commodity price contracts

The Company has entered into various commodity price contracts to reduce its exposure to the risk of fluctuation in the costs of certain raw material. The fair value is estimated based on the market valuations to terminate the contracts at the end of the period. These instruments are designated as Cash Flow Hedges and the changes in their fair value are recorded as part of “cumulative other comprehensive income”.

The fair value of expired or sold commodity contracts are recorded in cost of goods sold with the hedged items.

At December 31, 2013, the Company had the following sugar contracts:

			Fair Value
	Notional		(Liability)		Asset
Maturity Date	Amount		Dec 31, 2013
2014	Ps.	1,183	Ps.	(246)	Ps.	—
2015		730		(48)
2016		103		—		2

At December 31, 2013, the Company had the following aluminum contracts:

	Fair Value
Maturity Date	Notional Amount		(Liability) Dec. 31, 2013
2014	Ps.	205	Ps.	(10)

At December 31, 2012, the Company had the following sugar price contracts:

				Fair Value
Maturity Date	Notional Amount			(Liability) Dec. 31, 2012
2013	Ps.	1,567	Ps.	(151)
2014		856		(34)
2015		213		(10)

At December 31, 2012, the Company had the following aluminum price contracts:

			Fair Value
Maturity Date	Notional Amount		(Liability) Dec. 31, 2012
2013	Ps.	335	Ps. (5)

20.7 Derivative financial Instruments for CCBPI acquisition:

The Company’s call option related to the remaining 49% ownership interest in CCBPI is recorded at fair value in its financial statements using a Level 3 concept. The call option had an estimated fair value of approximately Ps. 859 million at inception of the option, and approximately Ps. 799 million as of December 31, 2013, with the change during that period being recorded through the income statement. Significant observable inputs into that Level 3 estimate include the call option’s expected term (7 years at inception), risk free rate as expected return (LIBOR), implied volatility at inception (19.77%) and the underlying enterprise value of the CCBPI. The enterprise value of CCBPI for the purpose of this estimate was based on CCBPI’s long-term business plan. The Company acquired its 51% ownership interest in CCBPI in January 2013 and continues to integrate CCBPI into its global operations using the equity method of accounting, and currently believes that the underlying exercise price of the call option is “out of the money”. The Level 3 fair value of the Company’s put option related to its 51% ownership interest approximates zero as its exercise price as defined in the contract adjusts proportionately to the underlying fair value of CCBPI.

20.8 Net effects of expired contracts that met hedging criteria

Type of Derivatives	Impact in Consolidated Income Statement	2013		2012		2011
Interest rate swaps	Interest expense	Ps.	105	Ps.	147	Ps.	120
Forward agreements to purchase foreign currency	Foreign exchange		(1,591)		—		—
Option to purchase foreign currency	Cost of goods sold		(9)		—		—
Forward agreements to purchase foreign currency	Cost of goods sold		(22)		—		—
Commodity price contracts	Cost of goods sold		362		(6)		(257)

20.9 Net effect of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2013		2012	2011

Forward agreements to purchase foreign currency	Market value gain (loss) on financial instruments	Ps.	(20)	Ps. 30	Ps.	(6)
Cross-currency swaps	Market value gain (loss) on financial instruments		66	—		(95)

20.10 Net effect of expired contracts that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2013		2012		2011
Options to purchase foreign currency	Cost of goods sold	Ps.	—	Ps.	(1)	Ps.	—
Cross-currency swaps	Market value gain (loss) on financial instruments		—		(43)		239

20.11 Market risk

The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates, interest rates and commodity prices. The Company enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk, interest rates risk and commodity prices risk including:

•	Forward Agreements to Purchase Foreign Currency in order to reduce its exposure to the risk of exchange rate fluctuations.

•	Interest Rate Swaps in order to reduce its exposure to the risk of interest rate fluctuations.

•	Cross-Currency Swaps in order to reduce its exposure to the risk of exchange rate fluctuations.

•	Commodity price contracts in order to reduce its exposure to the risk of fluctuation in the costs of certain raw materials.

The Company tracks the fair value (mark to market) of its derivative financial instruments and its possible changes using scenario analyses. The following disclosures provide a sensitivity analysis of the market risks, which the Company is exposed to as it relates to foreign exchange rates, interests rates and commodity prices, which it considers in its existing hedging strategy:

Forward Agreements to Purchase USD (BRL/USD)	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2013	(11%)	Ps.	(67)	Ps.	—
2012	(11%)	Ps.	(122)	Ps.	—

Forward Agreements to Purchase USD (BRL/USD)	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2013	(13%)	Ps.	(86)	Ps.	—

Forward Agreements to Purchase USD (COP/USD)	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2013	(6%)	Ps.	(19)	Ps.	—

Options to Purchase Foreign Currency	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2012	(11%)	Ps.	(82)	Ps.	—

Interest Rate Swaps	Change in Bps.	Effect on Equity		Effect on Profit or Loss
2013	(50 bps)	Ps.	(16)	Ps.	—
2012	(50 bps)	Ps.	(28)	Ps.	—

Cross Currency Swaps (USD into MXN)	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2013	(11%)	Ps.	—	Ps.	(392)
2012	(11%)	Ps.	—	Ps.	(234)

Cross Currency Swaps (USD into BRL)	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2013	(13%)	Ps.	—	Ps.	(3,719)
2012	—	Ps.	—	Ps.	—

Sugar Price Contracts	Change in Sugar price	Effect on Equity		Effect on Profit or Loss
2013	(18%)	Ps.	(298)	Ps.	—
2012	(30%)	Ps.	(732)	Ps.	—

Aluminum Price Contracts	Change in Aluminum price	Effect on Equity		Effect on Profit or Loss
2013	(19%)	Ps.	(36)	Ps.	—
2012	(20%)	Ps.	(66)	Ps.	—

20.12 Interest rate risk

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

The following disclosures provide a sensitivity analysis of the interest rate risks, management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to its fixed and floating rate borrowings, which considers its existing hedging strategy:

Interest Rate Risk	Change in U.S.$ Rate	Effect on Profit or Loss
2013	+100 bps	Ps.	(239)
2012	+100 bps	Ps.	(74)
2011	+100 bps.	Ps.	(92)

20.13 Liquidity risk

The Company’s principal source of liquidity has generally been cash generated from its operations. A significant majority of the Company’s sales are on a short-term credit basis. The Company has traditionally been able to rely on cash generated from operations to fund its capital requirements and its capital expenditures. The Company’s working capital benefits from the fact that most of its sales are made on a cash basis, while it’s generally pays its suppliers on credit. In recent periods, the Company has mainly used cash generated operations to fund acquisitions. The Company has also used a combination of borrowings from Mexican and international banks and issuances in the Mexican and international capital markets to fund acquisitions.

Ultimate responsibility for liquidity risk management rests with the Company’s board of directors, which has established an appropriate liquidity risk management framework for the evaluation of the Company’s short-, medium- and long-term funding and liquidity requirements. The Company manages liquidity risk by maintaining adequate reserves and credit facilities, by continuously monitoring forecasted and actual cash flows and by maintaining a conservative debt maturity profile.

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

See Note 18 for a disclosure of the Company’s maturity dates associated with its non-current financial liabilities as of December 31, 2013.

The following table reflects all contractually fixed and variable pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected gross cash outflows from derivative financial liabilities that are in place as per December 31, 2013.

Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on economic conditions (like interest rates and foreign exchange rates) existing at December 31, 2013.

											2019 and
(In millions of Ps)	2014		2015		2016		2017		2018		thereafter
Non-derivative financial liabilities:
Notes and bonds	Ps.	1,971	Ps.	1,971	Ps.	4,407	Ps.	1,861	Ps.	14,937	Ps.	42,869
Loans from banks		3,800		3,646		1,678		72		4,366		43
Obligations under finance leases		274		240		202		168		89		87
Derivatives financial liabilities		95		26		—		—		—		—

The Company generally makes payments associated with its non-current financial liabilities with cash generated from its operations.

20.14 Credit risk

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

The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining a Credit Support Annex (CSA) that establishes margin requirements. As of December 31, 2013, the Company concluded that the maximum exposure to credit risk related with derivative financial instruments is not significant given the high credit rating of its counterparties.

Note 21. Non-Controlling Interest in Consolidated Subsidiaries

An analysis of Coca-Cola FEMSA’s non-controlling interest in its consolidated subsidiaries for the years ended December 31, 2013, 2012 and 2011 is as follows:

	2013		2012		2011
Mexico	Ps.	3,309	Ps.	2,782	Ps.	2,568
Colombia		16		24		21
Brazil		717		373		464

	Ps.	4,042	Ps.	3,179	Ps.	3,053

The changes in the Coca-Cola FEMSA’s non-controlling interest were as follows:

	2013		2012		2011
Balance at beginning of the year	Ps.	3,179	Ps.	3,053	Ps.	2,560
Net income of non controlling interest(1)		239		565		551
Exchange differences on translation of foreign operations		212		(307)		—
Remeasurements of the net defined employee benefit liability		(7)		6		8
Valuation of the effective portion of derivative financial instruments, net of taxes		(44)		(22)		(30)
Acquisitions effects		—		(7)		(28)
Increase in shares of non-controlling interest		515		—		—
Dividends paid		(52)		(109)		(8)

Balance at end of the year	Ps.	4,042	Ps.	3,179	Ps.	3,053

(1)	For the years ended at 2013, 2012 and 2011, the Company’s net income allocated to non-controlling interest was Ps. 239, Ps. 565, and Ps. 551, respectively.

Note 22. Equity

22.1 Equity accounts

As of December 31, 2013, the capital stock of Coca-Cola FEMSA is represented by 2,072,922,229 common shares, with no par value. Fixed capital stock is Ps. 922 (nominal value) and variable capital is unlimited.

The characteristics of the common shares are as follows:

•	Series “A” and series “D” shares are ordinary, have unlimited voting rights, are subject to transfer restrictions, and at all times must represent a minimum of 75% of subscribed capital stock;

•	Series “A” shares may only be acquired by Mexican individuals and may not represent less than 51% of the ordinary shares.

•	Series “D” shares have no foreign ownership restrictions and may not represent more than 49% of the ordinary shares.

•	Series “L” shares have no foreign ownership restrictions and have limited voting rights and other corporate rights.

As of December 31, 2013, 2012 and 2011, the number of each share series representing Coca-Cola FEMSA’s capital stock is comprised as follows:

	Thousands of Shares

Series of shares	2013	2012	2011
“A”	992,078	992,078	992,078
“D”	583,546	583,546	583,546
“L”	497,298	454,920	409,830

	2,072,922	2,030,544	1,985,454

The changes in the share are as follows:

	Thousands of Shares

Series of shares	2013	2012	2011
Initial shares	2,030,544	1,985,454	1,846,530
Shares issuance	42,378	45,090	138,924

Final shares	2,072,922	2,030,544	1,985,454

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company. As of December 31, 2013, 2012 and 2011, this reserve is Ps. 164 for the three years.

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except for restated shareholder contributions and distributions made from net consolidated taxable income, denominated “Cuenta de Utilidad Fiscal Neta” (“CUFIN”).

Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. As of December 31, 2013, the Company’s balances of CUFIN amounted to Ps. 22,276.

For the years ended December 31, 2013, 2012 and 2011 the dividends declared and paid per share by the Company are as follows:

Series of shares	2013			2012		2011
“A”	Ps.	2,877		Ps.	2,747	Ps.	2,341
“D”		1,692			1,617		1,377
“L”		1,381			1,260		640

	Ps.	5,950	(1)	Ps.	5,624	Ps.	4,358

(1)

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 5, 2013, the shareholders declared a dividend of Ps. 5,950 that was paid in May 2, 2013 and November 5, 2013. Represents a dividend of Ps. 2.90 per each ordinary share.

22.2 Capital management

The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balance in order to obtain the lowest cost of capital available. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2013 and 2012.

The Company is not subject to any externally imposed capital requirements, other than the legal reserve and debt covenants (see Note 18 and Note 22.1).

The Company’s finance committee reviews the capital structure of the Company on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. In conjunction with this objective, the Company seeks to maintain the highest achievable credit rating both nationally and internationally and is currently rated AAA in a national scale and A- in a global scale. To maintain the current ratings, the company has to at least stay at a debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio of 2. A sustained increase above this level could result in a one notch downgrade. As a result, prior to entering into new business ventures, acquisitions or divestures, management evaluates the optimal ratio of debt to EBITDA in order to maintain its high credit rating.

Note 23. Earnings per Share

Basic earnings per share amounts are calculated by dividing consolidated net income for the year attributable to controlling interest by the weighted average number of shares outstanding during the period adjusted for the weighted average of own shares purchased in the period.

Basic earnings per share amounts are as follows:

	2013
	Per Series		Per Series		Per Series
	“A” Shares		“D” Shares		“L” Shares
Consolidated net income	Ps.	5,685	Ps.	3,343	Ps.	2,754

Consolidated net income attributable to equity holders of the parent		5,569		3,276		2,698
Weighted average number of shares for basic earnings per share (millions of shares)		992		584		481

	2012
	Per Series		Per Series		Per Series
	“A” Shares		“D” Shares		“L” Shares
Consolidated net income	Ps.	6,842	Ps.	4,025	Ps.	3,031

Consolidated net income attributable to equity holders of the parent		6,564		3,861		2,908
Weighted average number of shares for basic earnings per share (millions of shares)		992		584		439

	2011
	Per Series		Per Series		Per Series
	“A” Shares		“D” Shares		“L” Shares
Consolidated net income	Ps.	5,963	Ps.	3,507	Ps.	1,743

Consolidated net income attributable to equity holders of the parent		5,670		3,335		1,657
Weighted average number of shares for basic earnings per share (millions of shares)		992		584		290

Note 24. Income Taxes

24.1 Income Tax

The major components of income tax expense for the years ended December 31, 2013, 2012 and 2011 are:

	2013		2012		2011
Current tax expense:
Current year	Ps.	5,889	Ps.	5,371	Ps.	5,652

Deferred tax expense:
Origination and reversal of temporary differences		(4)		606		7
(Benefit) utilization of tax losses recognized		(154)		297		8

Total deferred tax expense		(158)		903		15

Total income tax expense in consolidated net income	Ps.	5,731	Ps.	6,274	Ps.	5,667

2013	Mexico		Foreign		Total
Current tax expense:
Current year	Ps.	2,949	Ps.	2,940	Ps.	5,889

Deferred tax expense:
Origination and reversal of temporary differences		(311)		307		(4)
Benefit of tax losses recognized		(24)		(130)		(154)

Total deferred tax expense (benefit)		(335)		177		(158)

Total income tax expense in consolidated net income	Ps.	2,614	Ps.	3,117	Ps.	5,731

2012	Mexico		Foreign		Total
Current tax expense:
Current year	Ps.	3,030	Ps.	2,341	Ps.	5,371

Deferred tax expense:
Origination and reversal of temporary differences		(318)		924		606
Utilization of tax losses recognized		214		83		297

Total deferred tax expense (benefit)		(104)		1,007		903

Total income tax expense in consolidated net income	Ps.	2,926	Ps.	3,348	Ps.	6,274

2011	Mexico		Foreign		Total
Current tax expense:
Current year	Ps.	2,011	Ps.	3,641	Ps.	5,652

Deferred tax expense:
Origination and reversal of temporary differences		(132)		139		7
Utilization/(benefit) of tax losses recognized		(32)		40		8

Total deferred tax expense (benefit)		(164)		179		15

Total income tax expense in consolidated net income	Ps.	1,847	Ps.	3,820	Ps.	5,667

Recognized in Consolidated Statement of Other Comprehensive Income (OCI)

Income tax related to items charged or recognized directly in OCI during the year:	2013		2012		2011
Unrealized gain on cash flow hedges	Ps.	(147)	Ps.	(95)	Ps.	(15)
Unrealized gain on available for sale securities		(1)		(2)		3
Remeasurements of the net defined benefit liability		(75)		(62)		3

Total income tax recognized in OCI	Ps.	(223)	Ps.	(159)	Ps.	(9)

Balance of income tax of Other Comprehensive Income (OCI) as of:

Income tax related to items charged or recognized directly in OCI as of year end:	2013		2012		2011
Unrealized gain on derivative financial instruments	Ps.	(208)	Ps.	(67)	Ps.	28

Unrealized gain on available for sale securities		—		1		2

Comprehensive income to be reclassified to profit or loss in subsequent periods		(208)		(66)		30

Re-measurements of the net defined benefit liability		(196)		(120)		(59)

Balance of income tax in OCI	Ps.	(404)	Ps.	(186)		(29)

A reconciliation between tax expense and income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method multiplied by the Mexican domestic tax rate for the years ended December 31, 2013, 2012 and 2011 is as follows:

	2013	2012	2011
Mexican statutory income tax rate	30%	30%	30%
Income tax from prior years	(0.96)	(0.75)	0.48
Loss (gain) on monetary position for subsidiaries in hyperinflationary economies	0.68	—	(0.11)
Annual inflation tax adjustment	0.05	0.24	0.99
Non-deductible expenses	0.77	0.61	0.97
Non-taxable income	(0.19)	(0.24)	(0.46)
Income taxed at a rate other than the Mexican statutory rate	1.85	1.59	2.31
Effect of restatement of tax values	(1.39)	(1.04)	(0.99)
Effect of change in statutory rate	(0.21)	0.14	(0.03)
Effect of changes in Mexican Tax Law	0.48	—	—
Other	2.19	0.67	0.52

	33.27%	31.22%	33.68%

Deferred income tax

An analysis of the temporary differences giving rise to deferred income tax liabilities (assets) is as follows:

	Consolidated Statement of Financial Position as of				Consolidated Income Statement
Consolidated Statement of Financial Position	2013		2012		2013		2012		2011
Allowance for doubtful accounts	Ps.	(127)	Ps.	(109)	Ps.	(8)	Ps.	(14)	Ps.	(21)
Inventories		31		18		22		76		(86)
Prepaid expenses		106		(10)		108		(118)		77
Property, plant and equipment, net		920		821		(537)		(53)		148
Investments in associates companies and joint ventures		—		(3)		3		7		(3)
Other assets		(160)		(304)		110		584		(116)
Finite useful lived intangible assets		223		112		111		(34)		53
Indefinite useful lived intangible assets		227		61		166		46		39
Post-employment and other non-current employee benefits		(255)		(308)		48		26		(32)
Derivative financial instruments		13		(12)		19		(14)		(5)
Contingencies		(851)		(620)		(109)		91		(8)
Employee profit sharing payable		(164)		(146)		(12)		(9)		(32)
Tax loss carryforwards		(178)		(24)		(154)		297		8
Cumulative other comprehensive income		(404)		(186)		—		—		—
Other liabilities		180		113		75		18		(7)

Deferred tax expense (income)					Ps.	(158)	Ps.	903	Ps.	15

Deferred tax, asset	Ps.	(1,326)	Ps.	(1,576)
Deferred tax, liability		887		979

Deferred income taxes, net	Ps.	(439)	Ps.	(597)

The changes in the balance of the net deferred income tax liability are as follows:

	2013		2012		2011
Balance at beginning of the year	Ps.	(597)	Ps.	(1,238)	Ps.	(1,469)
Deferred tax provision for the year		(121)		876		20
Change in the statutory rate		(37)		27		(5)
Acquisition of subsidiaries, see Note 4		491		(77)		218
Effects in equity:
Unrealized gain on derivative financial instruments		(147)		(95)		(17)
Unrealized gain on available for sale securities		(1)		(2)		5
Cumulative translation adjustment		(2)		(17)		—
Remeasurements of the net defined benefit liability		(75)		(62)		3
Restatement effect of beginning balances associated with foreign exchanges effects		50		(9)		7

Balance at end of the year	Ps.	(439)	Ps.	(597)	Ps.	(1,238)

The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.

Tax Loss Carryforwards

The subsidiaries in Mexico and Brazil have tax loss carryforwards. The tax losses carryforwards and their years of expiration are as follows:

	Tax Loss Carryforwards
2014	Ps.	—
2015		—
2017		2
2018		1
2020		—
2022 and thereafter		108
No expiration (Brazil)		426

	Ps.	537

NOLS in Brazil have no expiration, but their usage is Limited to 30% of Brazilian taxable income in any given year.

The changes in the balance of tax loss carryforwards are as follows:

	2013		2012		2011
Balance at beginning of the year	Ps.	75	Ps.	1,087	Ps.	1,094
Increase		641		852		121
Usage of tax losses		(177)		(1,813)		(154)
Translation effect of beginning balances		(2)		(51)		26

Balance at end of the year	Ps.	537	Ps.	75	Ps.	1,087

There were no withholding taxes associated with the payment of dividends in either 2013, 2012 or 2011 by the Company to its shareholders.

The Company has determined that undistributed profits of its subsidiaries, joint ventures or associates will not be distributed in the foreseeable future. The temporary differences associated with investments in subsidiaries, associates and joint ventures that have not been recognized, aggregate to December 31, 2013: Ps. 8,852, December 31, 2012: Ps. 7,501 and, December 31, 2011: Ps. 6,157.

On January 1, 2013 an amendment to the Mexican income tax law became effective. The most important effects in the Company involve changes in the income tax rate, which shall be of 30% in 2013.

In Colombia, the tax reform (Law 1607) was enacted on December 26, 2012 and took effect during fiscal year 2013. The main changes in this legislation include a reduction in the corporate tax rate from 33% to 25% and the introduction of a new income tax (CREE tax) of 9%

of taxable income (taxable base) and 8% starting 2016. Tax losses and excess presumptive income, among other items, may not be applied against the CREE tax base. The payable tax for a taxpayer in a given year is the higher of CREE or income tax computed under the Colombian income tax law.

24.2 Other taxes

The operations in Guatemala, Nicaragua, Colombia and Argentina are subject to a minimum tax, which is based primary on a percentage of assets. Any payments are recoverable in future years, under certain conditions.

24.3 Tax Reform

On January 1, 2014, the Mexican Tax Reform was effective. The most important changes are described as follows: New withholding tax of 10 % on dividends and / or earnings generated in 2014 and beyond; New taxes of 1 Mexican peso per liter on the sale of flavored beverages with added sugar; the tax on cash deposits (IDE ) and the Business Flat Tax (IETU) are eliminated; the income tax deduction of exempt payroll items for workers is limited to 53%; and the income tax rate remains at 30 % for 2014 and subsequent years. Management is still in the process of evaluating the impact that these tax law changes might have on its business.

Note 25. Other Liabilities, Provisions and Commitments

25.1 Other current financial liabilities

	2013		2012
Sundry creditors	Ps.	1,439	Ps.	1,071
Derivative financial instruments		304		200

Total	Ps.	1,743	Ps.	1,271

25.2 Provisions and other liabilities

	2013		2012
Provisions	Ps.	4,479	Ps.	2,134
Taxes payable		253		244
Other		802		929

Total	Ps.	5,534	Ps.	3,307

25.3 Other non-current financial liabilities

	2013		2012
Derivative financial instruments	Ps.	1,121	Ps.	208
Security deposits		142		268

Total	Ps.	1,263	Ps.	476

25.4 Provisions recorded in the consolidated statement of financial position

The Company has various loss contingencies, and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2013 and 2012:

	2013		2012
Taxes	Ps.	3,147	Ps.	921
Labor		1,021		934
Legal		311		279

Total	Ps.	4,479	Ps.	2,134

25.5. Changes in the balance of provisions recorded

25.5.1 Taxes

	2013		2012		2011
Balance at beginning of the year	Ps.	921	Ps.	925	Ps.	799
Penalties and other charges		1		107		16
New contingencies		217		—		7
Cancellation and expiration		(5)		(124)		(42)
Contingencies added in business combinations		2,108		117		170
Payments		(31)		(15)		(102)
Restatement of the beginning balance of subsidiaries in hyperinflationary economies		(64)		(89)		77

Balance at end of the year	Ps.	3,147	Ps.	921	Ps.	925

25.5.2 Labor

	2013		2012		2011
Balance at beginning of the year	Ps.	934	Ps.	1,128	Ps.	1,134
Penalties and other charges		139		189		105
New contingencies		187		134		122
Cancellation and expiration		(226)		(359)		(261)
Contingencies added in business combinations		114		15		8
Payments		(69)		(91)		(71)
Restatement of the beginning balance of subsidiaries in hyperinflationary economies		(58)		(82)		91

Balance at end of the year	Ps.	1,021	Ps.	934	Ps.	1,128

A roll forward for legal contingencies is not disclosed because the amounts are not considered to be material.

While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.

25.6 Unsettled lawsuits

The Company has entered into several proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and its subsidiaries. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. Such contingencies were classified by the Company as less than probable, the estimated amount as of December 31, 2013 of these lawsuits is Ps. 15,793, however, the Company believes that the ultimate resolution of such proceedings will not have a material effect on its consolidated financial position or result of operations.

In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where this subsidiary operates. The Company does not expect any material liability to arise from these contingencies.

25.7 Collateralize contingencies

As is customary in Brazil, the Company has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 2,248, Ps. 2,164 and Ps. 2,418 as of December 31, 2013, 2012 and 2011, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies.

25.8 Commitments

As of December 31, 2013, the Company has contractual commitments for financing leases for machinery and transport equipment and operating leases for the rental of production machinery and equipment, distribution and computer equipment.

The contractual maturities of the operating leases commitments by currency, expressed in Mexican pesos as of December 31, 2013, are as follows:

	Mexican pesos		U.S. dollars		Other
Not later than 1 year	Ps.	211	Ps.	65	Ps.	76
Later than 1 year and not later than 5 years		801		257		84
Later than 5 years		439		128		6

Total	Ps.	1,451	Ps.	450	Ps.	166

Rental expense charged to consolidated net income was Ps. 949, Ps. 1,019 and Ps. 850 for the years ended December 31, 2013, 2012 and 2011, respectively.

Future minimum lease payments under finance leases with the present value of the net minimum lease payments are as follows:

	2013		Present		2012		Present
	Minimum		value of		Minimum		value of
	payments		payments		payments		payments
Not later than 1 year	Ps.	278	Ps.	237	Ps.	195	Ps.	189
Later than 1 year and not later than 5 years		775		717		8		7
Later than 5 years		4		5		—		—

Total minimum lease payments		1,057		959		203		196
Less amount representing finance charges		98		—		7		—

Present value of minimum lease payments	Ps.	959			Ps.	196

The Company has firm commitments for the purchase of property, plant and equipment of Ps. 1,828 as December 31, 2013.

25.9 Restructuring provision

Coca-Cola FEMSA recorded a restructuring provision. This provision relates principally to reorganization in the structure of the Company. The restructuring plan was drawn up and announced to the employees of the Company in 2011 when the provision was recognized in its consolidated financial statements. The restructuring of the Company was completed by 2013.

	2013		2012		2011
Balance at beginning of the year	Ps.	90	Ps.	153	Ps.	230
New		179		191		46
Payments		(234)		(254)		(74)
Cancellation		(35)		—		(49)

Balance at end of the year	Ps.	—	Ps.	90	Ps.	153

Note 26. Information by Segment

The Company’s Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer. The Company aggregated operating segments into the following reporting segments for the purposes of its consolidated financial statements: (i) Mexico and Central America division (comprising the following countries: Mexico (including corporate operations), Guatemala, Nicaragua, Costa Rica and Panama) and (ii) the South America division (comprising the following countries: Brazil, Argentina, Colombia and Venezuela). Venezuela operates in an economy with exchange control and hyper-inflation; and as a result, IAS 29, “Financial Reporting in Hyperinflationary Economies” does not allow its aggregation into the South America segment and (iii) the Asian division comprised of the Company’s equity method investment in CCBPI (Philippines) which was acquired in January 2013 (see Note 10). The Company is of the view that the quantitative and qualitative aspects of the aggregated operating segments are similar in nature for all periods presented.

Segment disclosure for the Company’s consolidated operations is as follows:

2013	Mexico and Central America(1)		South America(2)		Venezuela		Consolidated
Total revenues	Ps.	70,679	Ps.	53,774	Ps.	31,558	Ps.	156,011
Intercompany revenue		3,186		—		—		3,186
Gross profit		34,941		22,374		15,620		72,935
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		9,089		4,622		3,513		17,224
Depreciation and amortization (3)		3,806		2,285		1,041		7,132
Non cash items other than depreciation and amortization (3)		(72)		(133)		217		12
Equity in earnings of associated companies and joint ventures		239		49		1		289
Total assets		121,685		72,451		22,529		216,665
Investments in associate companies and joint ventures		14,251		2,516		—		16,767
Total liabilities		72,077		19,255		8,180		99,512
Capital expenditures, net (4)		5,287		4,447		1,969		11,703

2012	Mexico and Central America(1)		South America(2)		Venezuela		Consolidated
Total revenues	Ps.	66,141	Ps.	54,821	Ps.	26,777	Ps.	147,739
Intercompany revenue		2,876		4,008		—		6,884
Gross profit		31,643		23,667		13,320		68,630
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		9,578		7,353		3,061		19,992
Depreciation and amortization (3)		3,037		1,906		749		5,692
Non cash items other than depreciation and amortization (3)		15		150		110		275
Equity in earnings of associated companies and joint ventures		55		125		—		180
Total assets		108,768		40,046		17,289		166,103
Investments in associate companies and joint ventures		4,002		1,349		1		5,352
Total liabilities		42,387		13,161		5,727		61,275
Capital expenditures, net (4)		5,350		3,878		1,031		10,259

2011	Mexico and Central America(1)		South America(2)		Venezuela		Consolidated
Total revenues	Ps.	51,662	Ps.	51,451	Ps.	20,111	Ps.	123,224
Intercompany revenue		2,105		3,920		—		6,025
Gross profit		24,576		22,205		9,750		56,531
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		7,279		6,912		2,603		16,794
Depreciation and amortization		2,053		1,623		543		4,219
Non-cash items other than depreciation and amortization (3)		64		442		106		612
Equity in earnings of associated companies and joint ventures		(15)		101		—		86
Total assets		86,497		42,550		12,691		141,738
Investments in associate companies and joint ventures		2,217		1,438		1		3,656
Total liabilities		32,123		13,074		3,460		48,657
Capital expenditures, net (4)		4,120		3,109		633		7,862

(1)

Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 62,364, Ps. 57,945 and Ps. 44,560 during the years ended December 31, 2013, 2012 and 2011, respectively. Domestic (Mexico only) total assets were Ps. 114,254, Ps. 101,635 and Ps. 79,283 as of December 31, 2013, 2012 and 2011, respectively. Domestic (Mexico only) total liabilities were Ps. 70,805, Ps. 40,661and Ps. 30,418 as of December 31, 2013, 2012 and 2011, respectively.

(2)

South America includes Brazil, Argentina, Colombia and Venezuela, although Venezuela is shown separately above. South America revenues include Brazilian revenues of Ps. 30,265, Ps. 30,578 and Ps. 31,131 during the years ended December 31, 2013, 2012 and 2011, respectively. Brazilian total assets were Ps. 53,441, Ps. 21,955 and Ps. 26,060 as of December 31, 2013, 2012 and 2011, respectively. Brazilian total liabilities Ps. 12,484, Ps. 6,544 and Ps. 6,478 as of December 31, 2013, 2012 and 2011, respectively. South America revenues also include Colombian revenues of Ps. 12,780, Ps. 13,973 and Ps. 11,921 during the years ended December 31, 2013, 2012 and 2011, respectively. Colombian total assets were Ps. 15,512, Ps. 14,557 and Ps. 13,166 as of December 31, 2013, 2012 and 2011, respectively. Colombian total liabilities were Ps. 3,974, Ps. 3,885 and Ps. 3,794 as of December 31, 2013, 2012 and 2011, , respectively. South America revenues also include Argentine revenues of Ps, 10,729, Ps. 10,270 and Ps. 8,399 during the years ended December 31, 2013, 2012 and 2011, respectively. Argentine total assets were Ps. 3,498, Ps. 3,534 and Ps. 3,324 as of December 31, 2013, 2012 and 2011, respectively. Argentine total liabilities were Ps. 2,797, Ps. 2,732 and Ps. 2,802 as of December 31, 2013, 2012 and 2011, respectively.

(3)	Includes foreign exchange loss, net; gain on monetary position, net; and market value (gain) loss on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.
(5)

The Asian division consists of the 51% equity investment in CCBPI (Philippines) which was acquired in 2013, and is accounted for using the equity method of accounting (see Note 10). The equity in earnings of the Asian division were Ps. 108 in 2013 and are presented as part of the Company’s corporate operations in 2013 and thus disclosed net in the table above as part of the “equity in earnings of associated companies” in the Mexico & Central America division, as is the equity method investment in CCBPI Ps. 9,398. However, the Asian division represents a separate reporting segment under IFRS 8 and is represented by the following investee level amounts, prior to reflection of the Company’s 51% equity interest in the accompanying consolidated financial statements: revenues Ps. 13,438, gross profit Ps. 4,285, income before income taxes Ps. 310, depreciation and amortization Ps. 1,229, total assets Ps. 17,232, total liabilities Ps. 4,488, capital expenditures Ps. 1,889.

Note 27. Future Impact of Recently Issued Accounting Standards not yet in Effect:

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective as of December 31, 2013.

•

IFRS 9, “Financial Instruments” issued in November 2009 and amended in October 2010, introduces new requirements for the classification and measurement of financial assets and financial liabilities and for derecognition. The standard requires all recognized financial assets that are within the scope of IAS 39, “Financial Instruments: Recognition and Measurement” to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

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

IFRS 9, “Financial Instruments” issued in November 2013, introduces a new chapter on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. As well, permits an entity to apply only the requirements introduced in IFRS 9 (2010) for the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss without applying the other requirements of IFRS 9, meaning the portion of the change in fair value related to changes in the entity’s own credit risk can be presented in other comprehensive income rather than within profit or loss.

As IFRS 9 (2013) removes the mandatory effective date of IFRS 9 (2013), IFRS 9 (2010) and IFRS 9 (2009), leaving the effective date open pending the finalization of the impairment and classification and measurement requirements, the Company has decided that the adoption of this standard will take place until IFRS 9 is completed. It is not practicable to provide a reasonable estimate of the effect of IFRS 9 until these phases have been concluded in their final version to be issued.

•

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities, clarify existing application issues relating to the offsetting requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014, with retrospective application required. This standard has not been early adopted by the Company. The Company has yet to complete its evaluation, of whether this standard will have a material impact on its consolidated financial statements.

•

Amendments to IAS 36 “Impairment of Assets”, reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. This standard has not been early adopted by the Company. The Company has yet to complete its evaluation, of whether this standard will have a material impact on its consolidated financial statements.

•

Amendments to IAS 39 “Financial Instruments: Recognition and Measurement” clarify that there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met. A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. In order to apply the amendments and continue hedge accounting, novation to a central counterparty (CCP) must happen as a consequence of laws or regulations or the introduction of laws or regulations. This standard has not been early adopted by the Company. The Company has yet to complete its evaluation, of whether this standard will have a material impact on its consolidated financial statements.

•

Annual Improvements 2010-2012 Cycle makes amendments to: IFRS 2 “Share-based payment”, by amending the definitions of vesting condition and market condition, and adding definitions for performance condition and service condition; IFRS 3 “Business combinations”, which require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date; IFRS 8 “Operating segments”, requiring disclosure of the judgments made by management in applying the aggregation criteria to operating segments, clarify reconciliations of segment assets only required if segment assets are reported regularly; IFRS 13 “Fair value measurement”, clarifying that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis (amends basis for conclusions only); IAS 16 “Property, plant and equipment” and IAS 38 “Intangible assets” clarifying that the gross amount of property, plant and equipment is adjusted in a manner consistent with a revaluation of the carrying amount; and IAS 24 “Related party Disclosures”, clarifying how payments to entities providing management services are to be disclosed. These improvements are applicable to annual periods beginning on or after July 1, 2014. This standard has not been early adopted by the Company. The Company has yet to complete its evaluation, of whether this standard will have a material impact on its consolidated financial statements.

•

Annual Improvements 2011-2013 Cycle makes amendments to the following applicable standards to the Company: IFRS 3 clarifying that the standard excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself; IFRS 13, clarifying the scope of the portfolio exception of paragraph 52, which permits an entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position for a particular risk exposure or to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date under current market conditions. These improvements are applicable to annual periods beginning on or after July 1, 2014. This standard has not been early adopted by the Company. The Company has yet to complete its evaluation, of whether this standard will have a material impact on its consolidated financial statements.

•

IFRIC 21 Levies, provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. The Interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. It provides guidance on recognition of a liability to pay levies, where the liability is recognized progressively if the obligating event occurs over a period of time; and if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. This interpretation is effective for accounting periods beginning on or after January 1, 2014, with early adoption permitted. The Company has not early adopted this IFRIC. This standard has not been early adopted by the Company. The Company has yet to complete its evaluation, of whether this standard will have a material impact on its consolidated financial statements.

Note 28. Supplemental Guarantor Information

Consolidating Condensed Financial Information

The following consolidating information presents consolidating condensed statements of financial position as of December 31, 2013 and 2012 and condensed consolidating statements of income, other comprehensive income and cash flows for each of the three years in the period ended December 31, 2013, 2012 and 2011 of the Company and Propimex, Comercializadora la Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador CIMSA, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V. (the Guarantors).

These statements are prepared in accordance with IFRS, as issued by the IASB, with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. The guarantees of the Guarantors are full and unconditional.

The Company’s consolidating condensed financial information for the (i) Company; (ii) its 100% owned guarantors subsidiaries (on standalone basis), which are wholly and unconditional guarantors under both prior years debt and current year debt referred to as “Senior Notes” in Note 18; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements are as follows:

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Consolidated Statement of Financial Position As of December 31, 2013
Assets:
Current assets:
Cash and cash equivalents	Ps.	5,485	Ps.	1,220	Ps.	8,601	Ps.	—	Ps.	15,306
Accounts receivable, net		46,093		16,155		24,552		(76,842)		9,958
Inventories		—		3,740		5,390		—		9,130
Recoverable taxes		305		1,142		2,673		—		4,120
Other current assets and financial assets		47		427		4,243		—		4,717

Total current assets		51,930		22,684		45,459		(76,842)		43,231

Non-current assets:
Investments in associates and joint ventures		93,089		57,404		14,032		(147,758)		16,767
Property, plant and equipment, net		—		17,043		34,742		—		51,785
Intangible assets, net		29,348		38,020		31,606		—		98,974
Other non-current assets and financial assets		1,107		6,385		3,619		(5,203)		5,908

Total non-current assets		123,544		118,852		83,999		(152,961)		173,434

Total assets	Ps.	175,474	Ps.	141,536	Ps.	129,458	Ps.	(229,803)	Ps.	216,665

Liabilities:
Current liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	1,679	Ps.	—	Ps.	2,231	Ps.	—	Ps.	3,910
Suppliers		16		3,146		13,058		—		16,220
Other current liabilities and financial liabilities		5,038		75,941		8,131		(76,842)		12,268

Total current liabilities		6,733		79,087		23,420		(76,842)		32,398

Non-current liabilities:
Bank loans and notes payable		55,384		—		1,491		—		56,875
Other non-current liabilities		246		1,137		14,059		(5,203)		10,239

Total non-current liabilities		55,630		1,137		15,550		(5,203)		67,114

Total liabilities		62,363		80,224		38,970		(82,045)		99,512

Equity:
Equity attributable to equity holders of the Parent		113,111		61,312		86,446		(147,758)		113,111
Non-controlling interest in consolidated subsidiaries		—		—		4,042		—		4,042

Total equity		113,111		61,312		90,488		(147,758)		117,153

Total liabilities and equity	Ps.	175,474	Ps.	141,536	Ps.	129,458	Ps.	(229,803)	Ps.	216,665

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Consolidated Statement of Financial Position As of December 31, 2012
Assets:
Current assets:
Cash and cash equivalents	Ps.	14,394	Ps.	981	Ps.	7,847	Ps.	—	Ps.	23,222
Marketable securities		—		—		12		—		12
Accounts receivable, net		17,306		22,335		43,436		(73,748)		9,329
Inventories		—		3,885		4,218		—		8,103
Recoverable taxes		1		1,671		1,001		—		2,673
Other current assets and financial assets		32		236		2,290		—		2,558

Total current assets		31,733		29,108		58,804		(73,748)		45,897

Non-current assets:
Investments in associates and joint ventures		105,837		41,152		3,446		(145,083)		5,352
Property, plant and equipment, net		—		15,239		27,278		—		42,517
Intangible assets, net		21,712		38,262		7,039		—		67,013
Other non-current assets and financial assets		880		954		3,490		—		5,324

Total non-current assets		128,429		95,607		41,253		(145,083)		120,206

Total assets	Ps.	160,162	Ps.	124,715	Ps.	100,057		(218,831)		166,103

Liabilities:
Current liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	4,548	Ps.	—	Ps.	785	Ps.	—		5,333
Suppliers		14		3,060		11,147		—		14,221
Other current liabilities		30,340		44,728		8,676		(73,748)		9,996

Total current liabilities		34,902		47,788		20,608		(73,748)		29,550

Non-current liabilities:
Bank loans and notes payable		23,372		—		1,403		—		24,775
Other non-current liabilities		239		945		5,766		—		6,950

Total non-current liabilities		23,611		945		7,169		—		31,725

Total liabilities		58,513		48,733		27,777		(73,748)		61,275

Equity:
Equity attributable to equity holders of the parent		101,649		75,982		69,101		(145,083)		101,649
Non-controlling interest in consolidated subsidiaries		—		—		3,179		—		3,179

Total equity		101,649		75,982		72,280		(145,083)		104,828

Total liabilities and equity	Ps.	160,162	Ps.	124,715	Ps.	100,057	Ps.	(218,831)	Ps.	166,103

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2013
Total revenues	Ps.	—	Ps.	62,750	Ps.	109,054	Ps.	(15,793)	Ps.	156,011
Cost of goods sold		—		30,398		53,779		(1,101)		83,076

Gross profit		—		32,352		55,275		(14,692)		72,935
Administrative expenses		111		8,459		6,504		(8,587)		6,487
Selling expenses		—		16,293		34,640		(6,105)		44,828
Other (income) expenses, net		(3)		107		519		—		623
Interest expense (income), net		353		2,744		(410)		—		2,687
Foreign exchange loss, net		(160)		(98)		(481)		—		(739)
Other financing revenues (cost), net		82		(26)		(403)		—		(347)
Income taxes		75		1,896		3,760		—		5,731
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		12,157		5,528		216		(17,612)		289

Consolidated net income	Ps.	11,543	Ps.	8,257	Ps.	9,594	Ps.	(17,612)	Ps.	11,782

Attributable to:
Equity holders of the parent	Ps.	11,543	Ps.	8,257	Ps.	9,355	Ps.	(17,612)	Ps.	11,543
Non-controlling interest		—		—		239		—		239

Consolidated net income	Ps.	11,543	Ps.	8,257	Ps.	9,594	Ps.	(17,612)	Ps.	11,782

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2012
Total revenues	Ps.	14	Ps.	58,087	Ps.	106,885	Ps.	(17,247)	Ps.	147,739
Cost of goods sold		—		29,460		53,125		(3,476)		79,109

Gross profit		14		28,627		53,760		(13,771)		68,630
Administrative expenses		166		7,378		5,875		(7,202)		6,217
Selling expenses		—		14,001		32,791		(6,569)		40,223
Other expenses, net		46		198		708		—		952
Interest (income) expense, net		(85)		2,669		(1,053)		—		1,531
Foreign exchange gain (loss), net		424		(55)		(97)		—		272
Other financing revenues (cost), net		32		(19)		—		—		13
Income taxes		269		1,961		4,044		—		6,274
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		13,259		7,642		156		(20,877)		180

Consolidated net income	Ps.	13,333	Ps.	9,988	Ps.	11,454	Ps.	(20,877)	Ps.	13,898

Attributable to:
Equity holders of the parent	Ps.	13,333	Ps.	9,988	Ps.	10,889	Ps.	(20,877)	Ps.	13,333
Non-controlling interest		—		—		565		—		565

Consolidated net income	Ps.	13,333	Ps.	9,988	Ps.	11,454	Ps.	(20,877)	Ps.	13,898

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2011
Total revenues	Ps.	13	Ps.	44,479	Ps.	92,846	Ps.	(14,114)	Ps.	123,224
Cost of goods sold		—		22,798		44,982		(1,087)		66,693

Gross profit		13		21,681		47,864		(13,027)		56,531
Administrative expenses		146		6,263		5,015		(6,284)		5,140
Selling expenses		—		10,578		28,258		(6,743)		32,093
Other (income) expenses, net		(15)		67		1,323		—		1,375
Interest (income) expense, net		(242)		2,266		(911)		—		1,113
Foreign exchange (loss) gain, net		(480)		(49)		590		—		61
Other financing (cost) revenues, net		(144)		7		60		—		(77)
Income taxes		(51)		945		4,773		—		5,667
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		11,111		6,811		97		(17,933)		86

Consolidated net income	Ps.	10,662	Ps.	8,331	Ps.	10,153	Ps.	(17,933)	Ps.	11,213

Attributable to:
Equity holders of the parent	Ps.	10,662	Ps.	8,331	Ps.	9,602	Ps.	(17,933)	Ps.	10,662
Non-controlling interest		—		—		551		—		551

Consolidated net income	Ps.	10,662	Ps.	8,331	Ps.	10,153	Ps.	(17,933)	Ps.	11,213

	Parent		Wholly-owned guarantors Subsidiaries		Combined Non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating statements of comprehensive income For the year ended December 31, 2013

Consolidated net income	Ps.	11,543	Ps.	8,257	Ps.	9,594	Ps.	(17,612)	Ps.	11,782

Other comprehensive income:

Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Unrealized gain on available-for sale securities, net of taxes		—		—		(2)		—		(2)
Valuation of the effective portion of derivative financial instruments, net of taxes		(279)		(220)		(256)		476		(279)
Exchange differences on translation of foreign operations		(1,618)		(1,455)		(110)		1,618		(1,565)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods:		(1,897)		(1,675)		(368)		2,094		(1,846)

Items not to be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes		(145)		(131)		(146)		277		(145)

Net other comprehensive income not being reclassified to profit or loss in subsequent periods:		(145)		(131)		(146)		277		(145)

Total comprehensive (loss) income, net of tax		(2,042)		(1,806)		(514)		2,371		(1,991)

Consolidated comprehensive income for the year, net of tax	Ps.	9,501	Ps.	6,451	Ps.	9,080	Ps.	(15,241)	Ps.	9,791

Attributable to:

Equity holders of the parent	Ps.	9,501	Ps.	6,451	Ps.	8,680	Ps.	(15,241)	Ps.	9,391
Non-controlling interest		—		—		400		—		400

Consolidated comprehensive income for the year, net of tax	Ps.	9,501	Ps.	6,451	Ps.	9,080	Ps.	(15,241)	Ps.	9,791

	Parent		Wholly-owned Guarantors Subsidiaries		Combined Non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating statements of comprehensive income For the year ended December 31, 2012

Consolidated net income	Ps.	13,333	Ps.	9,988	Ps.	11,454	Ps.	(20,877)	Ps.	13,898

Other comprehensive income:

Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Unrealized gain on available-for sale securities, net of taxes		(2)		—		(2)		2		(2)
Valuation of the effective portion of derivative financial instruments, net of taxes		(179)		(292)		(166)		436		(201)
Exchange differences on translation of foreign operations		(2,055)		(6,264)		(2,361)		8,319		(2,361)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods:		(2,236)		(6,556)		(2,529)		8,757		(2,564)

Items not to be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes		(131)		(25)		(145)		176		(125)

Net other comprehensive income not being reclassified to profit or loss in subsequent periods:		(131)		(25)		(145)		176		(125)

Total comprehensive (loss) income, net of tax		(2,367)		(6,581)		(2,674)		8,933		(2,689)

Consolidated comprehensive income for the year, net of tax	Ps.	10,966	Ps.	3,407	Ps.	8,780	Ps.	(11,944)	Ps.	11,209

Attributable to:

Equity holders of the parent	Ps.	10,966	Ps.	3,407	Ps.	8,538	Ps.	(11,944)	Ps.	10,967
Non-controlling interest		—		—		242		—		242

Consolidated comprehensive income for the year, net of tax	Ps.	10,966	Ps.	3,407	Ps.	8,780	Ps.	(11,944)	Ps.	11,209

	Parent		Wholly-owned Guarantors Subsidiaries		Combined Non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating statements of comprehensive income For the year ended December 31, 2011

Consolidated net income	Ps.	10,662	Ps.	8,331	Ps.	10,153	Ps.	(17,933)	Ps.	11,213

Other comprehensive income:

Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Unrealized gain on available-for sale securities, net of taxes		4		—		4		(4)		4
Valuation of the effective portion of derivative financial instruments, net of taxes		27		212		(171)		(71)		(3)
Exchange differences on translation of foreign operations		4,073		2,268		1,805		(4,073)		4,073

Net other comprehensive income to be reclassified to profit or loss in subsequent periods:		4,104		2,480		1,638		(4,148)		4,074

Items not to be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes		(14)		(135)		(9)		152		(6)

Net other comprehensive income not being reclassified to profit or loss in subsequent periods:		(14)		(135)		(9)		152		(6)

Total comprehensive (loss) income, net of tax		4,090		2,345		1,629		(3,996)		4,068

Consolidated comprehensive income for the year, net of tax	Ps.	14,752	Ps.	10,676	Ps.	11,782	Ps.	(21,929)	Ps.	15,281

Attributable to:

Equity holders of the parent	Ps.	14,752	Ps.	10,676	Ps.	11,253	Ps.	(21,929)	Ps.	14,752
Non-controlling interest		—		—		529		—		529

Consolidated comprehensive income for the year, net of tax	Ps.	14,752	Ps.	10,676	Ps.	11,782	Ps.	(21,929)	Ps.	15,281

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31, 2013
Cash flows from operating activities:
Income before income taxes	Ps.	11,618	Ps.	10,153	Ps.	13,354	Ps.	(17,612)	Ps.	17,513
Non-cash items		(13,719)		(1,420)		5,699		20,604		11,164
Changes in working capital		(358)		2,211		(8,433)		—		(6,580)

Net cash flows from operating activities		(2,459)		10,944		10,620		2,992		22,097

Investing activities:
Acquisitions		(1,078)		46		(36,621)		—		(37,653)
Interest received		3,524		1,940		(827)		(3,983)		654
Acquisition of long-lived assets, net		—		(3,302)		(7,118)		—		(10,420)
Acquisition of intangible assets and other investing activities		(53,740)		(214)		60,168		(8,205)		(1,991)

Investments in shares		684		(12,581)		11,826		—		(71)
Dividends received		23,372		1,115		—		(24,487)		—

Net cash flows (used in)/from investing activities		(27,238)		(12,996)		27,428		(36,675)		(49,481)

Financing activities:
Proceeds from borrowings		61,752		—		4,996		—		66,748
Repayment of borrowings		(32,567)		—		(4,177)		—		(36,744)
Interest paid		(1,538)		(3,358)		(1,414)		3,982		(2,328)
Dividends paid		(5,950)		(20,986)		(3,553)		24,487		(6,002)
Acquisition of non-controlling interests		—		—		515		—		515
Other financing activities		(268)		26,672		(30,301)		5,214		1,317

Net cash flows from / (used in) financing activities		21,429		2,328		(33,934)		33,683		23,506

Net increase (decrease) in cash and cash equivalents		(8,268)		276		4,114		—		(3,878)
Initial balance of cash and cash equivalents		14,394		981		7,847		—		23,222
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		(641)		(37)		(3,360)		—		(4,038)

Ending balance of cash and cash equivalents	Ps.	5,485	Ps.	1,220	Ps.	8,601	Ps.	—	Ps.	15,306

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31, 2012
Cash flows from operating activities:
Income before income taxes	Ps.	13,602	Ps.	11,949	Ps.	15,498	Ps.	(20,877)	Ps.	20,172
Non-cash items		(13,854)		(2,758)		424		23,640		7,452
Changes in working capital		(32)		(3,083)		(859)		—		(3,974)

Net cash flows from operating activities		(284)		6,108		15,063		2,763		23,650

Investing activities:
Acquisitions		(1,221)		87		20		—		(1,114)
Proceeds from the sale of marketable securities		—		—		273		—		273
Interest received		1,993		517		4,791		(6,877)		424
Acquisition of long-lived assets, net		—		(3,278)		(6,170)		—		(9,448)
Acquisition of intangible assets and other investing activities		—		6,735		(4,353)		(3,037)		(655)
Investments in shares		29		(65)		(433)		—		(469)
Dividends received		5,085		1,569		—		(6,654)		—

Net cash flows (used in)/from investing activities		5,886		5,565		(5,872)		(16,568)		(10,989)

Financing activities:
Proceeds from borrowings		11,837		—		4,592		—		16,429
Repayment of borrowings		(3,394)		(40)		(5,030)		—		(8,464)
Interest paid		(1,761)		(3,382)		(3,428)		6,877		(1,694)
Dividends paid		(5,625)		(4,838)		(1,925)		6,654		(5,734)
Acquisition of non-controlling interests		—		—		(6)		—		(6)
Other financing activities		3,623		(3,083)		(1,285)		274		(471)

Net cash flows from / (used in) financing activities		4,680		(11,343)		(7,082)		13,805		60

Net increase in cash and cash equivalents		10,282		330		2,109		—		12,721
Initial balance of cash and cash equivalents		4,046		676		7,121		—		11,843
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		66		(25)		(1,383)		—		(1,342)

Ending balance of cash and cash equivalents	Ps.	14,394	Ps.	981	Ps.	7,847	Ps.	—	Ps.	23,222

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31, 2011

Cash flows from operating activities:
Income before income taxes	Ps.	10,611	Ps.	9,276	Ps.	14,926	Ps.	(17,933)	Ps.	16,880

Non-cash items		(10,726)		(3,224)		(650)		20,370		5,770

Changes in working capital		(27)		(2,804)		(5,926)		—		(8,757)

Net cash flows (used in)/from operating activities		(142)		3,248		8,350		2,437		13,893

Investing activities:

Acquisitions		(4,326)		(3,478)		3,478		—		(4,326)

Purchase of marketable securities		—		—		(326)		—		(326)

Interest received		2,195		608		4,902		(7,066)		639

Acquisition of long-lived assets, net		—		(2,262)		(4,218)		—		(6,480)
Acquisition of intangible assets and other investing activities		(671)		5,231		(1,453)		(4,191)		(1,084)

Investments in shares		(4,327)		(5,259)		755		8,211		(620)

Dividends received		3,605		926		—		(4,531)		—

Net cash flows (used in)/from investing activities		(3,524)		(4,234)		3,138		(7,577)		(12,197)

Financing activities:

Proceeds from borrowings		5,000		—		1,934		—		6,934

Repayment of borrowings		—		—		(2,733)		—		(2,733)

Interest paid		(939)		(2,955)		(4,752)		7,066		(1,580)

Dividends paid		(4,359)		(3,186)		(1,352)		4,531		(4,366)

Acquisition of non-controlling interests		—		—		(115)		—		(115)

Proceeds from issue of share capital		—		4,344		3,867		(8,211)		—

Other financing activities		989		2,965		(6,920)		1,754		(1,212)

Net cash flows (used in)/from financing activities		691		1,168		(10,071)		5,140		(3,072)

Net (decrease) increase in cash and cash equivalents		(2,975)		182		1,417		—		(1,376)
Initial balance of cash and cash equivalents		6,620		396		5,126		—		12,142
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		401		98		578		—		1,077

Ending balance of cash and cash equivalents	Ps.	4,046	Ps.	676	Ps.	7,121	Ps.	—	Ps.	11,843

Note 29. Subsequent Events

On January 13, 2014 the Company issued a U.S. dollar-denominated 10-year bonds and 30-year bonds that were placed on November 19, 2013 (the “Original Senior Notes”) in the international capital markets, to increase the total principal amount to U.S,$2.5 billion (in three tranches), placing an additional US $150 million for 10-year bonds at a yield of US Treasury +107 basis points, with a coupon of 3.875%; and an additional US$200 million for 30-year bonds at a yield of US Treasury +122 basis points, with a coupon of 5.250% (the “Additional Senior Notes”). The Company´s 10-year bonds now have an aggregate principal amount of US $900 million and 30-year bonds now have an aggregate principal amount of US $600 million. The Additional Senior Notes have the same CUSIP and the same coupon as the respective Original Senior Notes. The Additional Senior Notes have the same CUSIP and the same coupon as the respective Original Senior Notes. These notes are guaranteed by the Guarantors Subsidiaries.

As of the end of January, 2014, the exchange rate of the Argentine peso registered a devaluation of approximately 20% with the U.S. dollar. As a result of this devaluation, the balance sheet of the Company’s subsidiary could reflect a reduction in shareholders’ equity during 2014. As of December 31, 2013 our foreign direct investment in Argentina, using the exchange rate of ARS 6.38 per U.S. dollar, was Ps. 945 million.

In January 2014, the Venezuelan government announced that certain transactions, such as payment of services and payments related to foreign investments in Venezuela, must be settled at an alternative exchange rate determined by the state-run system known as the Sistema Complementario de Administración de Divisas, or SICAD. The SICAD determines this alternative exchange rate based on limited periodic sales of U.S. dollars through auctions. The exchange rate based on the most recent SICAD auction, held on April 4, 2014, and in effect as of April 7, 2014, was 10.00 bolivars to US$1.00. Imports of the Company’s raw materials into Venezuela qualify as transactions that may be settled using the official exchange rate of 6.30 bolivars to US$1.00, thus, the Company will continue to account for these transactions using such official exchange rate. The Company will recognize in the cumulative translation account in its consolidated financial statements as of March 31, 2014 a reduction in equity as a result of the valuation of its net investment in Venezuela at the SICAD exchange rate (10.70 bolivars to US$1.00 as of March 31, 2014). As of December 31, 2013, the Company’s foreign direct investment in Venezuela was Ps.13,788 million (at the official exchange rate of 6.30 bolivars per US$1.00). In addition, in March 2014, the Venezuelan government enacted a new law that authorizes an additional method (known as SICAD II) of exchanging Venezuelan bolivars to U.S. dollars at rates other than the current official exchange and the existing SICAD rates, for any transaction other than those described above. As of April 4, 2014, the SICAD II exchange rate was 49.04 bolivars to US$1.00.

In February 2014, the Company prepaid in full the following Bank loans denominated in pesos: i) Ps. 250 (nominal amount) with a maturity date in 2015, ii) Ps. 1,000 (nominal amount) with a maturity date in 2015, iii) Ps. 375 (nominal amount) with a maturity date in 2015, iv) Ps. 1,100 (nominal amount) with a maturity date in 2014 and v) Ps. 1,450 (nominal amount) with a maturity date in 2015.

On March 6, 2014, the Company´s Board of Directors approved the payment of a cash dividend in the amount of Ps. 6,011 or the equivalent of Ps. 2.90 per share, to be paid in two equal installments as of May 2, 2014 and November 5, 2014.