Form 20-F
period 2014-12-31
COCA COLA FEMSA SAB DE CV
filed 2015-04-15
CIK 910631

As filed with the Securities and Exchange Commission on April 15, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Roland Karig

Calle Mario Pani No. 100,

Santa Fe Cuajimalpa,

Cuajimalpa de Morelos,

05348 México, D.F., México

(52-55) 1519-5186/5121

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

The number of outstanding shares of each class of capital or common stock as of December 31, 2014 was:

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

As used in this annual report, “sparkling beverages” refers to non-alcoholic carbonated beverages. “Still beverages” refers to non-alcoholic non-carbonated beverages. Non-flavored waters, whether or not carbonated, are referred to as “waters.”

References to Coca-Cola trademark beverages in this annual report refer to products described in “Item 4. Information on the Company—The Company—Our Products.”

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.14.75 to US$1.00, the exchange rate for Mexican pesos on December 31, 2014, the last day in 2014 for which information is available, according to the U.S. Federal Reserve Board. On April 10, 2015, this exchange rate was Ps.15.17 to US$1.00. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since January 1, 2010.

To the extent that estimates are contained in this annual report, we believe such estimates, which are based on internal data, are reliable. Amounts in this annual report are rounded, and the totals may therefore not precisely equal the sum of the numbers presented.

Sources

Certain information contained in this annual report has been computed based upon statistics prepared by the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía, or INEGI), the Federal Reserve Bank of New York, the U.S. Federal Reserve Board, the Mexican Central Bank (Banco de México), the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or the CNBV), local entities in each country and upon our estimates.

Forward-Looking Information

This annual report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to, effects on our company from changes in our relationship with The Coca-Cola Company, movements in the prices of raw materials, competition, significant developments in economic or political conditions in Mexico, Central and South America and Asia, including changes in currency exchange and interest rates, our ability to successfully integrate recent and future mergers and acquisitions, or changes in our regulatory environment. Accordingly, we caution readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IASB, referred to herein as “IFRS.” Our date of transition to IFRS was January 1, 2011. Our consolidated financial statements as of and for the years ended December 31, 2012 and 2011 were our first set of financial statements prepared in accordance with IFRS. Based on our adoption and transition to IFRS, we have not prepared consolidated financial statements as of and for the year ended December 31, 2010 in accordance with IFRS and therefore are unable to present selected financial data for this year without unreasonable effort and expense.

This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2014 and 2013 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2014, 2013 and 2012.

Pursuant to IFRS, the information presented in this annual report presents financial information in nominal terms that has been presented in Mexican pesos, taking into account local inflation of each hyperinflationary economic environment and converting from functional currency to Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country categorized as a hyperinflationary economic environment. As of December 31, 2014, 2013, 2012 and 2011, Venezuela was the only country of the countries in which we operated with a hyperinflationary economic environment. For each non-hyperinflationary economic environment, functional currency is converted to Mexican pesos using the year-end exchange rate for assets and liabilities, the historical exchange rate for equity and the average exchange rate for the income statement. See Note 3 to our consolidated financial statements.

Our non-Mexican subsidiaries maintain their accounting records in the currency and in accordance with accounting principles generally accepted in the country where they are located. For presentation in our consolidated financial statements, we adjust these accounting records into IFRS and report in Mexican pesos under these standards.

Except when specifically indicated, information in the annual report on Form 20-F is presented as of December 31, 2014 and does not give effect to any transaction subsequent to that date.

The following table presents selected financial information of our company. This information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto, and the information in “Item 5. Operating and Financial Review and Prospects.” The selected financial information contained herein is presented on a consolidated basis, and is not necessarily indicative of our financial position or results at or for any future date or period. See Note 3 to our consolidated financial statements for our significant accounting policies.

	Year Ended December 31,
	2014(1)		2014	2013(2)	2012(3)	2011(4)
	(in millions of Mexican pesos or millions of U.S. dollars, except ratio, share and per share data)
Income Statement Data:
Total revenues	US$	9,987	Ps.147,298	Ps.156,011	Ps.147,739	Ps.123,224
Cost of goods sold		5,350	78,916	83,076	79,109	66,693

Gross profit		4,637	68,382	72,935	68,630	56,531
Administrative expenses		433	6,385	6,487	6,217	5,140
Selling expenses		2,743	40,465	44,828	40,223	32,093
Other income		68	1,001	478	545	685
Other expenses		79	1,159	1,101	1,497	2,060
Interest expenses		376	5,546	3,341	1,955	1,729
Interest income		26	379	654	424	616
Foreign exchange (loss) gain, net		(66)	(968)	(739)	272	61
(Loss) gain on monetary position for subsidiaries in hyperinflationary economies		(22)	(312)	(393)	—	61
Market value (gain) loss on financial instruments		(2)	(25)	(46)	(13)	138

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		1,014	14,952	17,224	19,992	16,794
Income taxes		262	3,861	5,731	6,274	5,667
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes		(8)	(125)	289	180	86

Consolidated net income		744	10,966	11,782	13,898	11,213
Equity holders of the parent		715	10,542	11,543	13,333	10,662
Non-controlling interest		29	424	239	565	551

Consolidated net income		744	10,966	11,782	13,898	11,213
Ratio to Revenues (%)
Gross margin		46.4	46.4	46.7	46.5	45.9
Net income margin		7.4	7.4	7.6	9.4	9.1

	Year Ended December 31,
	2014(1)		2014	2013(2)	2012(3)	2011(4)
	(in millions of Mexican pesos or millions of U.S. dollars, except ratio, share and per share data)
Balance Sheet Data:
Cash and cash equivalents	US$	879	Ps.12,958	Ps.15,306	Ps.23,222	Ps.11,843
Marketable securities		—	—	—	12	330
Accounts receivable, net, inventories, recoverable taxes, other current financial assets and other current assets		1,706	25,170	27,925	22,663	20,551

Total current assets		2,585	38,128	43,231	45,897	32,724
Investment in associates and joint ventures		1,175	17,326	16,767	5,352	3,656
Property, plant and equipment, net		3,426	50,527	51,785	42,517	38,102
Intangible assets, net		6,578	97,024	98,974	67,013	62,163
Deferred tax assets, other non-current financial assets and other non-current assets, net		634	9,361	5,908	5,324	5,093

Total assets		14,398	212,366	216,665	166,103	141,738

Bank loans and notes payable		20	301	495	4,194	638
Current portion of non-current debt		61	905	3,091	945	4,902
Interest payable		25	371	324	194	206
Suppliers, accounts payable, taxes payable and other current financial liabilities		1,820	26,826	28,488	24,217	20,029

Total current liabilities		1,926	28,403	32,398	29,550	25,775
Bank loans and notes payable		4,395	64,821	56,875	24,775	16,821
Post-employment and other non-current employee benefits, deferred tax liabilities, other non-current financial liabilities and provisions and other non-current liabilities		612	9,024	10,239	6,950	6,061

Total non-current liabilities		5,007	73,845	67,114	31,725	22,882

Total liabilities		6,933	102,248	99,512	61,275	48,657

Total equity		7,465	110,118	117,153	104,828	93,081
Equity attributable to equity holders of the parent(5)		7,167	105,717	113,111	101,649	90,028
Non-controlling interest in consolidated subsidiaries		298	4,401	4,042	3,179	3,053
Financial Ratios (%)
Current(6)		1.34	1.34	1.33	1.55	1.27
Leverage(7)		0.93	0.93	0.85	0.58	0.52
Capitalization(8)		0.38	0.38	0.35	0.23	0.20
Coverage(9)		4.73	4.73	8.22	15.45	12.48
Share Data
A Shares		992,078,519	992,078,519	992,078,519	992,078,519	992,078,519
D Shares		583,545,678	583,545,678	583,545,678	583,545,678	583,545,678
L Shares		497,298,032	497,298,032	497,298,032	454,920,107	409,829,732
Number of outstanding shares		2,072,922,229	2,072,922,229	2,072,922,229	2,030,544,304	1,985,453,929
Per Share Data
Book Value(10)	US$	3.46	Ps.51.00	Ps.54.57	Ps.50.06	Ps.45.34
Earnings per share(11)		0.34	5.09	5.61	6.62	5.72
Ratio of Earnings to Fixed Charges(12)		3.40	3.40	5.71	9.81	8.09

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps.14.75 to US$1.00 solely for the convenience of the reader.

(2)	Includes results of Coca-Cola FEMSA Philippines, Inc., or CCFPI (formerly Coca-Cola Bottlers Philippines, Inc.), from February 2013 using the equity method, results of Grupo Yoli, S.A. de C.V., or Grupo Yoli, from June 2013, Companhia Fluminense de Refrigerantes, or Companhia Fluminense, from September 2013 and Spaipa S.A. Industria Brasileira de Bebidas, or Spaipa, from November 2013. See “Item 4—Information on the Company—The Company—Corporate History.”

(3)	Includes results of Grupo Fomento Queretano, S.A.P.I. de C.V., or Grupo Fomento Queretano, from May 2012. See “Item 4—Information on the Company—The Company—Corporate History.”

(4)	Includes results of Administradora de Acciones del Noreste, S.A.P.I. de C.V., or Grupo Tampico, from October 2011 and from Corporación de los Angeles, S.A. de C.V., or Grupo CIMSA, from December 2011. See Item 4—Information on the Company—The Company—Corporate History.”

(5)	We translated our results of operations in Venezuela for the full year ended December 31, 2014 into our reporting currency, the Mexican peso, using the SICAD II exchange rate of 49.99 bolivars to US$1.00, which was the exchange rate in effect as of such date. As a result, we recognized a reduction in equity of Ps.11,836 million as of December 31, 2014. See Item 5. Operating and Financial Review and Prospects—General—Recent Developments in the Venezuelan Exchange Control Regime.”

(6)	Computed by dividing Total current assets by Total current liabilities.

(7)	Computed by dividing Total liabilities by Total equity.

(8)	Computed by adding Current bank loans and notes payable, Current portion of non-current debt and Non-current bank loans and notes payable, and dividing such sum by the sum of Total equity and Non-current bank loans and notes payable.

(9)	Computed by dividing Net cash flows from operating activities by the difference between Interest expense and Interest income.

(10)	Based on 2,072.92 million, 2,072.92 million, 2,030.54 million and 1,985.45 million ordinary shares as of December 31, 2014, 2013, 2012 and 2011, respectively.

(11)	Computed of the basis of the weighted average number of shares outstanding during the period: 2,072.92 million, 2,056.20 million, 2,015.14 million and 1,865.55 million in 2014, 2013, 2012 and 2011, respectively.

(12)	Exhibit 7.2 to this annual report on Form 20-F includes a calculation of Ratio of Earnings to Fixed Charges.

DIVIDENDS AND DIVIDEND POLICY

The following table sets forth the nominal amount in Mexican pesos of dividends declared, paid and to be paid per share each year and the U.S. dollar amounts on a per share basis actually paid or to be paid to holders of American Depositary Shares, which we refer to as ADSs, on each of the respective payment dates.

Fiscal Year with Respect to which Dividend was Declared	Date Dividend Paid or To Be Paid	Mexican Pesos per Share (Nominal)	U.S. Dollars per Share(1)
2011	May 30, 2012	2.770	0.121
2012(2)	May 2, 2013	1.450	0.119
	November 5, 2013	1.450	0.119
2013(3)	May 2, 2014	1.450	0.111
	November 5, 2014	1.450	0.111
2014(4)	May 5, 2015	1.540	(5)
	November 3, 2015	1.550	(5)

(1)	Expressed in U.S. dollars using the exchange rate applicable when the dividend was paid.

(2)	The dividend payment for the fiscal year 2012 was divided into two equal payments.

(3)	The dividend payment for the fiscal year 2013 was divided into two equal payments.

(4)	The dividend payment for the fiscal year 2014 has been divided into two payments.

(5)	Since dividends for 2014 have not been paid at the time of this annual report, the U.S. dollar per share amount has not been determined.

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

Effective as of January 1, 2014, under Mexican income tax law, dividends, either in cash or in kind, paid to individuals that are Mexican residents, and to individuals and companies that are non-Mexican residents, on our shares, including our Series L shares and our Series L shares represented by ADSs, are subject to a 10.0% Mexican withholding tax. See “Item 10. Additional Information—Taxation—Mexican Taxation.”

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate expressed in Mexican pesos per U.S. dollar.

Period	Exchange Rate
	High	Low	Average(1)	End of Period
2010	13.19	12.16	12.64	12.38
2011	14.25	11.51	12.43	13.95
2012	14.37	12.63	13.14	12.96
2013	13.43	11.98	12.76	13.10
2014	14.79	12.85	13.30	14.75

Source: U.S. Federal Reserve Board.

(1)	Average month-end rates.

	Exchange Rate
	High	Low	End of Period
2013:
First Quarter	Ps.12.88	Ps.12.32	Ps.12.32
Second Quarter	13.41	11.98	12.99
Third Quarter	13.43	12.50	13.16
Fourth Quarter	13.25	12.77	13.10
2014:
First Quarter	13.51	13.00	13.06
Second Quarter	13.14	12.85	12.97
Third Quarter	13.48	12.93	13.43
Fourth Quarter	14.79	13.39	14.75
October	13.57	13.39	13.48
November	13.92	13.54	13.92
December	14.79	13.94	14.75
2015:
January	15.01	14.56	15.01
February	15.10	14.75	14.94
March	15.58	14.93	15.25

Source: U.S. Federal Reserve Board.

On April 10, 2015, the exchange rate was Ps.15.17 to US$1.00, according to the U.S. Federal Reserve Board.

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

The Coca-Cola Company and Fomento Económico Mexicano, S.A.B. de C.V., which we refer to as FEMSA, have substantial influence on the conduct of our business. As of April 10, 2015, The Coca-Cola Company indirectly owned 28.1% of our outstanding capital stock, representing 37.0% of our capital stock with full voting rights. The Coca-Cola Company is entitled to appoint five of our maximum of 21 directors and the vote of at least two of them is required to approve certain actions by our board of directors. As of April 10, 2015, FEMSA indirectly owned 47.9% of our outstanding capital stock, representing 63.0% of our capital stock with full voting rights. FEMSA is entitled to appoint 13 of our maximum of 21 directors and all of our executive officers. The Coca-Cola Company and FEMSA together, or only FEMSA in certain circumstances, have the power to determine the outcome of all actions requiring approval by our board of directors, and FEMSA and The Coca-Cola Company together, or only FEMSA in certain circumstances, have the power to determine the outcome of all actions requiring approval of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.” The interests of The Coca-Cola Company and FEMSA may be different from the interests of our remaining shareholders, which may result in us taking actions contrary to the interests of our remaining shareholders.

Changes in consumer preference and public concern about health related issues could reduce demand for some of our products.

The non-alcoholic beverage industry is evolving as a result of, among other things, changes in consumer preferences and regulatory actions. There have been different plans and actions adopted in recent years by governmental authorities in some of the countries where we operate that have resulted in increased taxes or the imposition of new taxes on the sale of beverages containing certain sweeteners, and other regulatory measures, such as restrictions on advertising for some of our products. Moreover, researchers, health advocates and dietary guidelines are encouraging consumers to reduce their consumption of certain types of beverages sweetened with sugar and High Fructose Corn Syrup, or HFCS. In addition, concerns over the environmental impact of plastic may reduce the consumption of our products sold in plastic bottles or result in additional taxes that would adversely affect consumer demand. Increasing public concern about these issues, possible new or increased taxes, regulatory measures and governmental regulations could reduce demand for some of our products which would adversely affect our results. We are currently undertaking a number of strategic initiatives and specific actions to address these concerns. See “Item 4.—The Company—Business Strategy.”

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

Water supply in the São Paulo region has been recently affected by low rainfall, which has affected the main water reservoir that serves the greater São Paulo area (Cantareira). Although our Jundiaí plant does not obtain water from this water reservoir, water shortages or changes in governmental regulations aimed at rationalizing water in the region could affect our water supply in our Jundiaí plant.

We cannot assure you that water will be available in sufficient quantities to meet our future production needs or will prove sufficient to meet our water supply needs.

Increases in the prices of raw materials would increase our cost of goods sold and may adversely affect our results.

In addition to water, our most significant raw materials are (1) concentrate, which we acquire from affiliates of The Coca-Cola Company, (2) sweeteners and (3) packaging materials. Prices for Coca-Cola trademark beverages concentrate are determined by The Coca-Cola Company as a percentage of the weighted average retail price in local currency, net of applicable taxes. The Coca-Cola Company has unilaterally increased concentrate prices in the past and may do so again in the future. We cannot assure you that The Coca-Cola Company will not increase the price of the concentrate for Coca-Cola trademark beverages or change the manner in which such price will be calculated in the future. We may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the pricing of our products or our results. The prices for our remaining raw materials are driven by market prices and local availability, the imposition of import duties and restrictions and fluctuations in exchange rates. We are also required to meet all of our supply needs from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to us. Our sales prices are denominated in the local currency in each country in which we operate, while the prices of certain materials, including those used in the bottling of our products, mainly resin, preforms to make plastic bottles, finished plastic bottles, aluminum cans and HFCS, are paid in or determined with reference to the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the currency of the countries in which we operate. We cannot anticipate whether the U.S. dollar will appreciate or depreciate with respect to such currencies in the future. See “Item 4. Information on the Company—The Company—Raw Materials.”

Our most significant packaging raw material costs arise from the purchase of resin and plastic preforms to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are related to crude oil prices and global resin supply. The average prices that we paid for resin and plastic preforms in U.S. dollars in 2014, as compared to 2013 were lower in Mexico, Central America, Colombia and Argentina, remained flat in Venezuela and were higher in Brazil. We cannot assure you that prices will not increase in future periods. During 2014, average sweetener prices in Mexico, Brazil and Argentina were lower as compared to 2013, remained flat in Colombia and Nicaragua and were higher in Venezuela, Costa Rica and Panama. From 2010 through 2014, international sugar prices were volatile due to various factors, including shifting demands, availability and climate issues affecting production and distribution. In all of the countries in which we operate, other than Brazil, sugar prices are subject to local regulations and other barriers to market entry that cause us to pay in excess of international market prices. See “Item 4. Information on the Company—The Company—Raw Materials.” We cannot assure you that our raw material prices will not further increase in the future. Increases in the prices of raw materials would increase our cost of goods sold and adversely affect our financial performance.

Taxes could adversely affect our business.

The countries in which we operate may adopt new tax laws or modify existing tax laws to increase taxes applicable to our business or products. Our products are subject to certain taxes in many of the countries in which we operate, such as certain countries in Central America, Mexico, Brazil, Venezuela and Argentina, which impose taxes on sparkling beverages. See “Item 4. Information on the Company—Regulation—Taxation of Sparkling Beverages.” The imposition of new taxes or increases in existing taxes, or changes in the interpretation of tax laws and regulation by tax authorities, may have a material adverse effect on our business, financial condition, prospects and results.

Tax legislation in some of the countries in which we operate have recently been subject to major changes. See “Item 4. Information on the Company—Regulation—Recent Tax Reforms.” We cannot assure you that these reforms or other reforms adopted by governments in the countries in which we operate will not have a material adverse effect in our business, financial condition and results of operation.

Regulatory developments may adversely affect our business.

We are subject to regulation in each of the territories in which we operate. The principal areas in which we are subject to regulation are water, environment, labor, taxation, health and antitrust. Regulation can also affect our ability to set prices for our products. See “Item 4. Information on the Company—Regulation.” The adoption of new laws or regulations or a stricter interpretation or enforcement thereof in the countries in which we operate may increase our operating costs or impose restrictions on our operations which, in turn, may adversely affect our financial condition, business and results. In particular, environmental standards are becoming more stringent in several of the countries in which we operate, and we are in the process of complying with these standards; however, we cannot assure you that in any event we will be able to meet any timelines for compliance established by the relevant regulatory authorities. See “Item 4. Information on the Company—Regulation—Environmental Matters.” Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on our future results or financial condition.

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which we operate. Currently, there are no price controls on our products in any of the territories in which we have operations, except for those in Argentina, where authorities directly supervise five of our products sold through supermarkets as a measure to control inflation, and Venezuela, where the government has imposed price controls on certain products, including bottled water, and has recently imposed a limit on profits earned on the sale of goods, including our products, seeking to maintain price stability of, and equal access to, goods and services. If we exceed such limit on profits, we may be forced to reduce the prices of our products in Venezuela, which would in turn adversely affect our business and results of operations. In addition, consumer protection laws in Venezuela are subject to continuing review and changes, and any such changes may have an adverse impact on us. We cannot assure you that existing or future regulations in Venezuela relating to goods and services will not result in increased limits on profits or a forced reduction of prices affecting our products, which could have a negative effect on our results of operations. The imposition of these restrictions or voluntary price restraints in other territories may have an adverse effect on our results and financial position. See “Item 4. Information on the Company—Regulation—Price Controls.” We cannot assure you that governmental authorities in any country where we operate will not impose statutory price controls or that we will not need to implement voluntary price restraints in the future.

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

Lower temperatures, higher rainfall and other adverse weather conditions such as typhoons and hurricanes may negatively impact consumer patterns, which may result in lower per capita consumption of our beverage offerings. Additionally, such adverse weather conditions may affect road infrastructure and points of sale in the territories in which we operate and limit our ability to sell and distribute our products, thus affecting our results.

We may not be able to successfully integrate our recent acquisitions and achieve the operational efficiencies and/or expected synergies.

We have and we may continue to acquire bottling operations and other businesses. A key element to achieve the benefits and expected synergies of our recent and future acquisitions and/or mergers is to integrate the operation of acquired or merged businesses into our operations in a timely and effective manner. We may incur unforeseen liabilities in connection with acquiring, taking control of, or managing bottling operations and other businesses and may encounter difficulties and unforeseen or additional costs in restructuring and integrating them into our operating structure. We cannot assure you that these efforts will be successful or completed as expected by us, and our business, results and financial condition could be adversely affected if we are unable to do so.

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

In addition, we are organized under the laws of Mexico and most of our directors, officers and controlling persons reside outside the United States, and all or a substantial portion of our assets and the assets of our directors, officers and controlling persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws.

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

We are a Mexican corporation and our Mexican operations are our single most important geographic territory. We also conduct an important part of our operations in Brazil. For the year ended December 31, 2014, more than 70% of our total revenues were attributable to Mexico and Brazil. In addition to Mexico and Brazil, we conduct operations in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, and Argentina. Our results are affected by the economic and political conditions in the countries where we conduct operations. Some of these economies continue to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in the U.S. economy may affect these economies. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our results and financial condition.

Our business may also be significantly affected by the interest rates, inflation rates and exchange rates of the currencies of the countries in which we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, an increase in interest rates would increase the cost to us of variable rate funding, which constituted approximately 31% of our total debt as of December 31, 2014, which would have an adverse effect on our financial position. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

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

Depreciation of local currencies relative to the U.S. dollar increases the cost to us of some of the raw materials we acquire, the price of which may be paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars and may therefore negatively affect our results, financial position and equity. In addition, depreciation of local currencies of the countries in which we operate relative to the U.S. dollar may also potentially increase inflation rates in such countries. Significant fluctuations of local currencies relative to the U.S. dollar have occurred in the past and may continue in the future, negatively affecting our results. See “Item 3. Key Information—Exchange Rate Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Rate Risk.”

We have operated under exchange controls in Venezuela since 2003, which limit our ability to remit dividends abroad or make payments other than in local currency and that may increase the real price paid for raw materials and services purchased in local currency. We have historically used the official exchange rate (currently 6.30 bolivars to US$1.00) in our Venezuelan operations. Nonetheless, since the beginning of 2014, the Venezuelan government announced a series of changes to the Venezuelan exchange control regime.

In January 2014, the Venezuelan government announced an exchange rate determined by the state-run system known as the Sistema Complementario de Administración de Divisas, or SICAD. In March 2014, the Venezuelan government announced a new law that authorized an alternative method of exchanging Venezuelan bolivars to U.S. dollars known as SICAD II. In February 2015, the Venezuelan government announced that it was replacing SICAD II with a new market-based exchange rate determined by the system known as the Sistema Marginal de Divisas, or SIMADI. The SICAD determines the exchange rates based on limited periodic sales of U.S. dollars through auctions in which only entities authorized by the Venezuelan government may participate, while SIMADI determines the exchange rates based on supply and demand of U.S. dollars, in which participation does not require authorization by the Venezuelan government. The SICAD and SIMADI exchange rates in effect as of April 10, 2015, were 12.00 and 193.51 bolivars per US$1.00, respectively.

We translated our results of operations in Venezuela for the full year ended December 31, 2014 into our reporting currency, the Mexican peso, using the SICAD II exchange rate of 49.99 bolivars to US$1.00, which was the exchange rate in effect as of such date. As a result, we recognized a reduction in equity of Ps.11,836 million as of December 31, 2014 and as of such date, our foreign direct investment in Venezuela was Ps.4,015 million. This reduction adversely affected our financial results in the amount of Ps.1,895 million and our financial position for the year ended December 31, 2014.

Based upon our specific facts and circumstances, we anticipate using the SIMADI exchange rate to translate our future results of operations in Venezuela into our reporting currency, the Mexican peso, commencing with our results for the first quarter of 2015. This translation effect will further adversely affect our results of operations and financial position. The Venezuelan government may announce further changes to the exchange rate system in the future. To the extent a higher exchange rate is applied to our investment in Venezuela in future periods as a result of changes to existing regulations, subsequently adopted regulations or otherwise, we could be required to further reduce the amount of our foreign direct investment in Venezuela and our results of operations in Venezuela and financial condition would be further adversely affected. More generally, future currency devaluations or the imposition of exchange controls in any of the countries in which we operate may potentially increase our operating costs, which could have an adverse effect on our financial position and results of operations.

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

Political and social events in the countries in which we operate, as well as changes in governmental policies may have an adverse effect on our business, results of operations and financial condition. In recent years, some of the governments in the countries in which we operate have implemented and may continue to implement significant changes in laws, public policy and/or regulations that could affect the political and social conditions in these countries. Any such changes may have an adverse effect on our business, results of operations and financial condition. We cannot assure you that political or social developments in any of the countries in which we operate, such as the election of new administrations, political disagreements, civil disturbances and the rise in violence and perception of violence, over which we have no control, will not have a corresponding adverse effect on the local or global markets or on our business, results of operations and financial condition.

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

Our company was organized on October 30, 1991 as a stock corporation with variable capital (sociedad anónima de capital variable) under the laws of Mexico for a term of 99 years. On December 5, 2006, as required by amendments to the Mexican Securities Market Law, we became a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable). Our legal name is Coca-Cola FEMSA, S.A.B. de C.V. Our principal executive offices are located at Calle Mario Pani No. 100, Colonia Santa Fe Cuajimalpa, Delegación Cuajimalpa de Morelos, 05348, México, D.F., México. Our telephone number at this location is (52-55) 1519-5000. Our website is www.coca-colafemsa.com.

The following is an overview of our operations by consolidated reporting segment in 2014.

Operations by Consolidated Reporting Segment—Overview

Year Ended December 31, 2014

	Total Revenues (millions of Mexican pesos)	Percentage of Total Revenues	Gross Profit (millions of Mexican pesos)	Percentage of Gross Profit
Mexico and Central America(1)	71,965	48.9%	36,453	53.3%
South America(2) (excluding Venezuela)	66,367	45.0%	27,372	40.0%
Venezuela	8,966	6.1%	4,557	6.7%

Consolidated	147,298	100.0%	68,382	100.0%

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Colombia, Brazil and Argentina.

Corporate History

We are a subsidiary of FEMSA, a leading company that also participates in the beer industry through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the retail industry through FEMSA Comercio, operating various small-format chain stores including OXXO, the largest and fastest-growing chain of stores in the Americas. Additionally, through its strategic businesses, FEMSA provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA’s business units and third-party clients.

We commenced operations in 1979, when a subsidiary of FEMSA acquired certain sparkling beverage bottlers. In 1991, FEMSA transferred its ownership in the bottlers to FEMSA Refrescos, S.A. de C.V., our corporate predecessor. In June 1993, a subsidiary of The Coca-Cola Company subscribed for 30% of our capital stock in the form of Series D shares. In September 1993, FEMSA sold Series L shares that represented 19.0% of our capital stock to the public, and we listed these shares on the Mexican Stock Exchange and, in the form of ADSs, on the New York Stock Exchange.

In a series of transactions since 1994, we have acquired new territories, brands and other businesses which today comprise our business. In May 2003, we acquired Panamerican Beverages Inc., or Panamco, and began producing and distributing Coca-Cola trademark beverages in additional territories in the central and gulf regions of Mexico and in Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories. In November 2006, FEMSA acquired 148,000,000 of our Series D shares from certain subsidiaries of The Coca-Cola Company, which increased FEMSA’s ownership to 53.7%. In November 2007, we acquired together with The Coca-Cola Company 100% of the shares of capital stock of Jugos del Valle, S.A.P.I. de C.V., or Jugos del Valle. In 2008, we, The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and Brazilian operations, respectively, of Jugos del Valle. In December 2007 and May 2008, we sold most of our proprietary brands to The Coca-Cola Company. The proprietary brands are now being licensed back to us by The Coca-Cola Company pursuant to our bottler agreements. In May 2008, we entered into a transaction with The Coca-Cola Company to acquire its wholly owned bottling franchise Refrigerantes Minas Gerais, Ltda., or REMIL, located in the State of Minas Gerais in Brazil. In July 2008, we acquired the Agua De Los Angeles bulk water business in the Valley of Mexico (Mexico City and surrounding areas) from Grupo Embotellador CIMSA, S.A. de C.V., at the time one of the Coca-Cola bottling franchises in Mexico. The trademarks remain with The Coca-Cola Company. We subsequently merged Agua De Los Angeles into our bulk water business under the Ciel brand. In February 2009, we acquired together with The Coca-Cola Company the Brisa bottled water business in Colombia from Bavaria, S.A., a subsidiary of SABMiller plc. We acquired the production assets and the distribution territory, and The Coca-Cola Company acquired the Brisa brand. In May 2009, we entered into an agreement to manufacture, distribute and sell the Crystal trademark water products in Brazil jointly with The Coca-Cola Company. In August 2010, we acquired from The Coca-Cola Company, along with other Brazilian Coca-Cola bottlers, Leão Alimentos e Bebidas, Ltda. or Leão Alimentos, manufacturer and distributor of the Matte Leão tea brand.

In March 2011, we acquired together with The Coca-Cola Company, Grupo Industrias Lacteas, S.A. (also known as Estrella Azul), a Panamanian conglomerate that participates in the dairy and juice-based beverage categories in Panama. In October 2011, we merged with Grupo Tampico, one of the largest family-owned Coca-Cola bottlers in Mexico in terms of sales volume, with operations in the states of Tamaulipas, San Luis Potosí, and Veracruz, as well as in parts of the states of Hidalgo, Puebla and Queretaro. In December 2011, we merged with Grupo CIMSA and its shareholders, a Mexican family-owned Coca-Cola bottler with operations mainly in the states of Morelos and Mexico, as well as in parts of the states of Guerrero and Michoacán. As part of our merger with Grupo CIMSA, we also acquired a 13.2% equity interest in Promotora Industrial Azucarera, S.A de C.V., or PIASA.

In May 2012, we merged with Grupo Fomento Queretano, one of the oldest family-owned beverage players in the Coca-Cola system in Mexico, with operations mainly in the state of Querétaro, as well as in parts of the states of Mexico, Hidalgo and Guanajuato. As part of our merger with Grupo Fomento Queretano, we also acquired an additional 12.9% equity interest in PIASA. In August 2012, we acquired, through Jugos del Valle, an indirect participation in Santa Clara Mercantil de Pachuca, S.A. de C.V., or Santa Clara, a producer of milk and dairy products in Mexico.

In January 2013, we acquired together with The Coca-Cola Company a 51% non-controlling majority stake in CCFPI in an all-cash transaction. In May 2013, we merged with Grupo Yoli, one of the oldest family-owned Coca-Cola bottlers in Mexico, with operations mainly in the state of Guerrero, as well as in parts of the state of Oaxaca. As part of our merger with Grupo Yoli, we also acquired an additional 10.1% equity interest in PIASA, for a total ownership of 36.3%. In August 2013, we acquired Companhia Fluminense, a family owned franchise that operates in parts of the states of São Paulo, Minas Gerais and Rio de Janeiro in Brazil. As part of our acquisition of Companhia Fluminense, we also acquired an additional 1.2% equity interest in Leão Alimentos. In October 2013, we acquired Spaipa, the second largest family owned franchise in Brazil, with operations in the state of Paraná and in parts of the state of São Paulo. As part of our acquisition of Spaipa, we also acquired an additional 5.8% equity interest in Leão Alimentos, for a total ownership as of April 10, 2015 of 24.4%, and a 50.0% stake in Fountain Água Mineral Ltda., a joint venture to develop the water category together with The Coca-Cola Company.

For further information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—The Coca-Cola Company.”

Capital Stock

As of April 10, 2015, FEMSA indirectly owned Series A shares equal to 47.9% of our capital stock (63.0% of our capital stock with full voting rights). As of April 10, 2015, The Coca-Cola Company indirectly owned Series D shares equal to 28.1% of the capital stock of our company (37.0% of our capital stock with full voting rights). Series L shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the New York Stock Exchange, constitute the remaining 24.0% of our capital stock.

Business Strategy

We operate with a large geographic footprint in Latin America. In January 2015, we restructured our operations under four new divisions: (1) Mexico (covering certain territories in Mexico); (2) Latin America (covering certain territories in Guatemala, and all of Nicaragua, Costa Rica and Panama, certain territories in Argentina, most of Colombia and all of Venezuela), (3) Brazil (covering a major part of the states of São Paulo and Minas Gerais, the states of Paraná and Mato Grosso do Sul and part of the states of Rio de Janeiro and Goiás), and (4) Asia (covering all of the Philippines through a joint venture with The Coca-Cola Company). Through these divisions, we have created a more flexible structure to execute our strategies and continue with our track record of growth. We have also aligned our business strategies more efficiently, ensuring a faster introduction of new products and categories, and a more rapid and effective design and deployment of commercial models.

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

•	implementing selective packaging strategies designed to increase consumer demand for our products and to build a strong returnable base for the Coca-Cola brand;

•	replicating our best practices throughout the value chain;

•	rationalizing and adapting our organizational and asset structure in order to be in a better position to respond to a changing competitive environment;

•	building a multi-cultural collaborative team, from top to bottom; and

•	broadening our geographic footprint through organic growth and strategic joint ventures, mergers and acquisitions.

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

In early 2015, we redesigned our corporate structure to strengthen the core functions of our organization. Through this restructuring we created specialized departments, focused on our supply chain, commercial, and IT innovation areas (centros de excelencia). These departments not only enable centralized collaboration and knowledge sharing, but also drive standards of excellence and best practices in our key strategic capabilities. Our priorities include enhanced manufacturing efficiency, improved distribution and logistics, and cutting-edge IT-enabled commercial innovation.

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

Sustainable development is a comprehensive part of our strategic framework for business operation and growth. We base our efforts in our core foundation, our ethics and values. We focus on three core areas, (i) our people, by encouraging the comprehensive development of our employees and their families; (ii) our communities, by promoting the generation of sustainable communities in which we serve, an attitude of health, self-care, adequate nutrition and physical activity, and evaluating the impact of our value chain; and (iii) our planet, by establishing guidelines that we believe will result in efficient use of natural resources to minimize the impact that our operations might have on the environment and create a broader awareness of caring for our environment.

In our company we are conscious that weight issues and obesity are worldwide health problems, which need a collective effort for their solution. We believe that neither beverages nor any other product by itself is the direct cause of these problems, as they are complicated issues related to dietary habits and physical activity. However, as industry leaders, we would like to be a part of the solution. That is why we are committed to find, together with public and private institutions of the countries in which we operate, a comprehensive solution to this problem. Through innovation, we have developed new products and expanded the availability of low or zero calorie beverages as well as bottled water. Approximately 40% of our brands are calorie free or low- or non-caloric beverages. In addition, we inform our consumers through front labeling on nutrient composition and caloric content of our beverages. We have been pioneers in the introduction of the Guideline Daily Amounts (GDA), and we perform responsible advertising practices and marketing. We voluntarily adhere to national and international codes of conduct in advertising and marketing, specifically when targeting children of less than 12 years of age, achieving full compliance with all such codes in all of the countries in which we operate. Moreover, we actively promote exercise, proper nutrition and healthy habits to promote an energetic balance, demonstrating our commitment to encourage physical activity among consumers. In general, more than 515,000 people benefited from our company’s health and physical activity programs, and more than 6 million people through physical activity events where we had brand presence during 2014.

At Coca-Cola FEMSA, we pledge to continue working to innovate and take measures to help people lead active and healthy lifestyles.

CCFPI Joint Venture

On January 25, 2013, as part of our efforts to expand our geographic reach, we acquired a 51% non-controlling majority stake in CCFPI. We currently manage the day-to-day operations of the business; however, during a four year period ending January 25, 2017 the business plan and other operational decisions must be taken jointly with The Coca-Cola Company. As of December 31, 2014, our investment under the equity method in CCFPI was Ps.9,021 million. See Notes 9 and 25 to our consolidated financial statements. Our product portfolio in the Philippines consists of Coca-Cola trademark beverages and our total sales volume in 2014 reached 513 million unit cases. The operations of CCFPI are comprised of 19 production plants and serve close to 853,242 customers.

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

Our Territories

The following map shows our territories, giving estimates in each case of the population to which we offer products, the number of retailers of our beverages and the per capita consumption of our beverages as of December 31, 2014:

Per capita consumption data for a territory is determined by dividing total beverage sales volume within the territory (in unit cases) by the estimated population within such territory, and is expressed on the basis of the number of eight-ounce servings of our products consumed annually per capita. In evaluating the development of local volume sales in our territories and to determine product potential, we and The Coca-Cola Company measure, among other factors, the per capita consumption of all our beverages.

Our Products

We produce, market, sell and distribute Coca-Cola trademark beverages. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters and still beverages (including juice drinks, coffee, teas, milk, value-added dairy and isotonic drinks). The following table sets forth our main brands as of December 31, 2014:

Colas:	Mexico and Central America(1)	South America(2)	Venezuela
Coca-Cola	✓	✓	✓
Coca-Cola Light	✓	✓	✓
Coca-Cola Zero	✓	✓
Coca-Cola Life	✓	✓

Flavored sparkling beverages:	Mexico and Central America(1)	South America(2)	Venezuela
Ameyal	✓
Canada Dry	✓
Chinotto			✓
Crush		✓
Escuis	✓
Fanta	✓	✓
Fresca	✓
Frescolita	✓		✓
Hit			✓
Kist	✓
Kuat		✓
Lift	✓
Mundet	✓
Quatro		✓
Schweppes	✓	✓	✓
Simba		✓
Sprite	✓	✓
Victoria	✓
Yoli	✓

Water:	Mexico and Central America(1)	South America(2)	Venezuela
Alpina	✓
Aquarius(3)		✓
Bonaqua		✓
Brisa		✓
Ciel	✓
Crystal		✓
Dasani	✓
Manantial		✓
Nevada			✓

Other Categories:	Mexico and Central America(1)	South America(2)	Venezuela
Cepita(4)		✓
Del Prado(5)	✓
Estrella Azul(6)	✓
FUZE Tea	✓		✓
Hi-C(7)	✓	✓
Santa Clara(8)	✓
Jugos del Valle(4)	✓	✓	✓
Matte Leão(9)		✓
Powerade(10)	✓	✓	✓
Valle Frut(11)	✓	✓	✓

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Colombia, Brazil and Argentina.

(3)	Flavored water. In Brazil, also a flavored sparkling beverage.

(4)	Juice-based beverage.

(5)	Juice-based beverage in Central America.

(6)	Milk and value-added dairy and juices.

(7)	Juice-based beverage. Includes Hi-C Orangeade in Argentina.

(8)	Milk, value-added dairy and coffee.

(9)	Ready to drink tea.

(10)	Isotonic drinks.

(11)	Orangeade. Includes Del Valle Fresh in Costa Rica, Nicaragua, Panama, Colombia and Venezuela.

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

	Year Ended December 31,
	2014	2013(1)	2012(2)
	(millions of unit cases)
Mexico and Central America
Mexico	1,754.9	1,798.0	1,720.3
Central America(3)	163.6	155.6	151.2
South America (excluding Venezuela)
Colombia	298.4	275.7	255.8
Brazil(4)	733.5	525.2	494.2
Argentina	225.8	227.1	217.0
Venezuela	241.1	222.9	207.7

Consolidated Volume	3,417.3	3,204.6	3,046.2

(1)	Includes volume from the operations of Grupo Yoli from June 2013, Companhia Fluminense from September 2013 and Spaipa from November 2013.

(2)	Includes volume from the operations of Grupo Fomento Queretano from May 2012.

(3)	Includes Guatemala, Nicaragua, Costa Rica and Panama.

(4)	Excludes beer sales volume.

Product and Packaging Mix

Out of the more than 116 brands and line extensions of beverages that we sell and distribute, our most important brand, Coca-Cola, together with its line extensions, Coca-Cola Light, Coca-Cola Life and Coca-Cola Zero, accounted for 61.0% of total sales volume in 2014. Our next largest brands, Ciel (a water brand from Mexico and its line extensions), Fanta (and its line extensions), Sprite (and its line extensions) and ValleFrut (and its line extensions) accounted for 11.6%, 5.1%, 2.8% and 2.7%, respectively, of total sales volume in 2014. We use the term line extensions to refer to the different flavors in which we offer our brands. We produce, market, sell and distribute Coca-Cola trademark beverages in each of our territories in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles mainly made of polyethylene terephthalate, which we refer to as PET.

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

The following discussion analyzes our product and packaging mix by consolidated reporting segment. The volume data presented is for the years 2014, 2013 and 2012.

Mexico and Central America. Our product portfolio consists of Coca-Cola trademark beverages, including the Jugos del Valle line of juice-based beverages. Per capita consumption of our beverage products in Mexico and Central America was 607.5 and 189.1 eight-ounce servings, respectively, in 2014.

The following table highlights historical sales volume and mix in Mexico and Central America for our products:

	Year Ended December 31,
	2014	2013(1)	2012(2)
Total Sales Volume
Total (millions of unit cases)	1,918.5	1,953.6	1,871.5
Growth (%)	(1.8)	4.4	23.9

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	73.2	73.1	73.0
Water(3)	21.3	21.2	21.4
Still beverages	5.5	5.7	5.6

Total	100.0	100.0	100.0

(1)	Includes volume from the operations of Grupo Yoli from June 2013.

(2)	Includes volume from the operations of Grupo Fomento Queretano from May 2012.

(3)	Includes bulk water volumes.

In 2014, multiple serving presentations represented 64.5% of total sparkling beverages sales volume in Mexico, a 170 basis points decrease compared to 2013; and 54.7% of total sparkling beverages sales volume in Central America, a 16 basis points decrease compared to 2013. Our strategy is to foster consumption of single serve presentations while maintaining multiple serving volumes. In 2014, returnable packaging, as a percentage of total sparkling beverage sales volume accounted for 37.9% in Mexico, a 290 basis points increase as compared to 2013; and 34.8% in Central America, a 1,160 basis points increase as compared to 2013.

In 2014, our sparkling beverages volume as a percentage of total sales volume in our Mexico and Central America division increased marginally to 73.2% as compared with 2013.

Total sales volume in our Mexico and Central America division (including Grupo Yoli) reached 1,918.5 million unit cases in 2014, a decrease of 1.8% compared to 1,953.6 million unit cases in 2013. The sales volume for our sparkling beverage category decreased 1.6%, mainly driven by the impact of price increase to compensate the excise tax to sweetened beverages. Our bottled water portfolio, excluding bulk water, grew 4.2%, mainly driven by the performance of the Ciel brand in Mexico. Our still beverage category decreased 5.5% mainly due to the performance of the Jugos del Valle portfolio in the division. Organically, excluding the non-comparable effect of Grupo Yoli in 2014, total sales volume for Mexico and Central America division reached 1,878.9 million unit cases in 2014, a decrease of 3.8% as compared to 2013. On the same basis, our sparkling beverage category decreased 3.9%, our bottled water portfolio, excluding bulk water, remained flat, and our still beverage category decreased 7.1%.

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

Total sales volume in our Mexico and Central America division (including Grupo Fomento Queretano and Grupo Yoli) reached 1,953.6 million unit cases in 2013, an increase of 4.4% compared to 1,871.5 million unit cases in 2012. The integration of Grupo Fomento Queretano and Grupo Yoli in Mexico contributed 89.3 million unit cases in 2013 of which sparkling beverages were 72.2%, water was 9.9%, bulk water was 13.4% and still beverages were 4.5%. Excluding the integration of these territories, volume decreased 0.4% to 1,864.2 million unit cases. Organically, our bottled water portfolio grew 5.1%, mainly driven by the performance of the Ciel brand in Mexico. On the same basis, our still beverage category grew 3.7% mainly due to the performance of the Jugos del Valle portfolio in the division. These increases partially compensated for the flat volumes in sparkling beverages and a 3.5% decline in the bulk water business.

South America (Excluding Venezuela). Our product portfolio in South America consists mainly of Coca-Cola trademark beverages, including the Jugos del Valle line of juice-based beverages in Colombia and Brazil, and the Heineken beer brands, including Kaiser beer brands, in Brazil, which we sell and distribute.

During 2013, as part of our efforts to foster sparkling beverage per capita consumption in Brazil, we reinforced the 2.0-liter returnable plastic bottle for the Coca-Cola brand and introduced two single-serve 0.2 and 0.3 liter presentations. During 2014, in an effort to increase sales in our still beverage portfolio in the region, we reinforced our Jugos del Valle line of business and Powerade brand. Per capita consumption of our beverages in Colombia, Brazil and Argentina was 152.7, 244.2 and 470.4 eight-ounce servings, respectively, in 2014.

The following table highlights historical total sales volume and sales volume mix in South America (excluding Venezuela), not including beer:

	Year Ended December 31,
	2014	2013(1)	2012
Total Sales Volume
Total (millions of unit cases)	1,257.7	1,028.1	967.0
Growth (%)	22.6	6.3	2.0

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	84.1	84.1	84.9
Water(2)	9.7	10.1	10.0
Still beverages	6.2	5.8	5.1

Total	100.0	100.0	100.0

(1)	Includes volume from the operations of Companhia Fluminense from September 2013 and Spaipa from November 2013.

(2)	Includes bulk water volume.

Total sales volume in our South America division, excluding Venezuela, increased 22.6% to 1,257.7 million unit cases in 2014 as compared to 2013, as a result of stronger sales volumes in our recently integrated territories in Brazil and better volume performance in Colombia. The still beverage category grew 31.8%, mainly driven by the Jugos del Valle line of business in Colombia and Brazil and the performance of FUZE tea and Leão tea in the division. Our sparkling portfolio increased 22.6% mainly driven by the performance of the Coca-Cola brand and other core products in our operations. Our bottled water portfolio, including bulk water, increased 16.9% driven by performance of the Bonaqua brand in Argentina and the Crystal brand in Brazil. Organically, excluding the non-comparable effect of Companhia Fluminense and Spaipa in 2014, total sales volume in South America division excluding Venezuela, increased 3.7% as compared to 2013. On the same basis, our still beverage category grew 15.3% mainly driven by the Jugos del Valle line of business in the region, our bottled water portfolio, including bulk water, increased 6.9% mainly driven by the performance of the Crystal brand in Brazil, and our sparkling beverage category increased 2.5%.

In 2014, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 32.0% in Colombia, a decrease of 520 basis points as compared to 2013; 19.7% in Argentina, a decrease of 230 basis points and 15.5% in Brazil a 50 basis points decrease compared to 2013. In 2014, multiple serving presentations represented 69.8%, 85.3% and 75.0% of total sparkling beverages sales volume in Colombia, Argentina and Brazil, respectively.

Total sales volume in our South America division, excluding Venezuela, increased 6.3% to 1,028.1 million unit cases in 2013 as compared to 2012, as a result of growth in Colombia and Argentina and the integration of Companhia Fluminense and Spaipa in our Brazilian territories. These effects compensated for an organic volume decline in Brazil. Organically, excluding the non-comparable effect of Companhia Fluminense and Spaipa, volumes remained flat as compared with the previous year. On the same basis, the still beverage category grew 14.3%, mainly driven by the Jugos del Valle line of business in Colombia and Brazil and the performance of FUZE tea in the division. Our bottled water portfolio, including bulk water, increased 3.8% mainly driven by the Bonaqua brand in Argentina and the Brisa brand in Colombia. These increases compensated for a 1.2% decline in the sparkling beverage portfolio.

In 2013, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 37.2% in Colombia, a decrease of 320 basis points as compared to 2012; 22.0% in Argentina, a decrease of 690 basis points and 16.0% in Brazil, excluding the non-comparable effect of Companhia Fluminense and Spaipa, a 170 basis points increase compared to 2012. In 2013, multiple serving presentations represented 66.7%, 85.2% and 72.9% of total sparkling beverages sales volume in Colombia, Argentina and Brazil on an organic basis, respectively.

We continue to distribute and sell the Heineken beer portfolio, including Kaiser beer brands, in our Brazilian territories through the 20-year term, consistent with the arrangements in place since 2006 with Cervejarias Kaiser, a subsidiary of the Heineken Group. Beginning in the second quarter of 2005, we ceased including beer that we distribute in Brazil in our reported sales volumes.

Venezuela. Our product portfolio in Venezuela consists of Coca-Cola trademark beverages. Per capita consumption of our beverages in Venezuela during 2014 was 190.0 eight-ounce servings. At the end of 2011, we launched Del Valle Fresh, an orangeade, in Venezuela, which contributed significantly to incremental volume growth in this country during 2012. During 2014, our Powerade brand in the country contributed to our sales growth in the still beverage category.

The following table highlights historical total sales volume and sales volume mix in Venezuela:

	Year Ended December 31,
	2014	2013	2012
Total Sales Volume
Total (millions of unit cases)	241.1	222.9	207.7
Growth (%)	8.2	7.3	9.4

	(in percentages)
Unit Case Volume Mix by Category
Sparkling beverages	85.7	85.6	87.9
Water(1)	6.5	6.9	5.6
Still beverages	7.8	7.5	6.5

Total	100.0	100.0	100.0

(1)	Includes bulk water volume.

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

Despite these difficulties, total sales volume increased 8.2% to 241.1 million unit cases in 2014, as compared to 222.9 million unit cases in 2013. The sales volume in the sparkling beverage category grew 8.3%, driven by the strong performance of the Coca-Cola brand, which grew 15.3%. The bottled water business, including bulk water, grew 1.6% mainly driven by the Nevada brand. The still beverage category increased 10.8%, due to the performance of the Del Valle Fresh orangeade and Powerade brand.

In 2014, multiple serving presentations represented 81.9% of total sparkling beverages sales volume in Venezuela, a 100 basis points increase as compared to 2013. In 2014, returnable presentations represented 6.9% of total sparkling beverages sales volume in Venezuela, a 20 basis points increase as compared to 2013.

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

Marketing

We, in conjunction with The Coca-Cola Company, have developed a marketing strategy to promote the sale and consumption of our products. We rely extensively on advertising, sales promotions and retailer support programs to target the particular preferences of our consumers. Our consolidated marketing expenses in 2014, net of contributions by The Coca-Cola Company, were Ps.3,488 million. The Coca-Cola Company contributed an additional Ps.4,118 million in 2014, which mainly includes contributions for coolers, bottles and cases. Through the use of advanced information technology, we have collected customer and consumer information that allow us to tailor our marketing strategies to target different types of customers located in each of our territories and to meet the specific needs of the various markets we serve.

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

Channel Marketing. In order to provide more dynamic and specialized marketing of our products, our strategy is to classify our markets and develop targeted efforts for each consumer segment or distribution channel. Our principal channels are small retailers, “on-premise” accounts, such as restaurants and bars, supermarkets and third party distributors. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of beverage consumers in each of the different types of locations or distribution channels. In response to this analysis, we tailor our product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.

Multi-Segmentation. We have implemented a multi-segmentation strategy in all of our markets. These strategies consist of the implementation of different product/price/package portfolios by market cluster or group. These clusters are defined based on consumption occasion, competitive intensity and socio-economic levels, rather than solely on the types of distribution channels.

Client Value Management. We continue transforming our commercial models to focus on our customers’ value potential using a value-based segmentation approach to capture the industry’s potential. We started the rollout of this new model in our Mexico, Central America, Colombia and Brazil operations in 2009. As of the end of 2014, we have covered the totality of the volumes in every operation except for Venezuela (where we have partially covered the volumes) and the recently integrated franchises of Companhia Fluminense and Spaipa in Brazil.

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

Product Sales and Distribution

The following table provides an overview of our distribution centers and the retailers to which we sell our products:

	As of December 31, 2014
	Mexico and Central America(1)	South America(2)	Venezuela
Distribution centers	176	66	33
Retailers(3)	955,383	814,864	181,605

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Colombia, Brazil and Argentina.

(3)	Estimated.

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

Brazil. In Brazil, we sold 33% of our total sales volume through modern distribution channels in 2014. Also in Brazil, we distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors, while we maintain control over the selling function. In designated zones in Brazil, third-party distributors purchase our products at a discount from the wholesale price and resell the products to retailers.

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

In Brazil, we compete against AmBev, a Brazilian company with a portfolio of brands that includes Pepsi, local brands with flavors such as guaraná, and proprietary beer brands. We also compete against “B brands” or “Tubainas,” which are small, local producers of low-cost flavored sparkling beverages that represent a significant portion of the sparkling beverage market.

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

Raw Materials

Pursuant to our bottler agreements, we are authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas, and we are required to purchase in all of our territories for all Coca-Cola trademark beverages concentrate from companies designated by The Coca-Cola Company and sweeteners from companies authorized by The Coca-Cola Company. Concentrate prices for Coca-Cola trademark beverages are determined as a percentage of the weighted average retail price in local currency net of applicable taxes. Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage has historically been set pursuant to periodic negotiations with The Coca-Cola Company.

In the past, The Coca-Cola Company has increased concentrate prices for Coca-Cola trademark beverages in some of the countries in which we operate. In 2014, the Coca-Cola Company informed us that it will gradually increase concentrate prices for certain Coca-Cola trademark beverages over a five year period in Costa Rica and Panama beginning in 2014. Based on our estimates, we currently do not expect this increase will have a material adverse effect in our results of operation. Most recently, it also informed us that it will gradually increase concentrate prices for flavored water over a four year period in Mexico beginning in April 2015. The Coca-Cola Company may unilaterally increase concentrate prices again in the future and we may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the prices of our products or our results. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”

In addition to concentrate, we purchase sweeteners, carbon dioxide, resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for most of our beverages. Our bottler agreements provide that, with respect to Coca-Cola trademark beverages, these materials may be purchased only from suppliers approved by The Coca-Cola Company, including affiliates of FEMSA. Prices for packaging materials and HFCS historically have been determined with reference to the U.S. dollar, although the local currency equivalent in a particular country is subject to price volatility in accordance with changes in exchange rates. Our most significant packaging raw material costs arise from the purchase of resin, plastic preforms to make plastic bottles and finished plastic bottles, which we obtain from international and local producers. The prices of these materials are related to crude oil prices and global resin supply. In recent years we have experienced volatility in the prices we pay for these materials. Across our territories, our average price for resin in U.S. dollars decreased 4.6% in 2014 as compared to 2013.

Under our agreements with The Coca-Cola Company, we may use raw or refined sugar or HFCS as sweeteners in our products. Sugar prices in all of the countries in which we operate, other than Brazil, are subject to local regulations and other barriers to market entry that cause us to pay in excess of international market prices for sugar in certain countries. In recent years, international sugar prices experienced significant volatility. Across our territories, our average price for sugar in U.S. dollars decreased approximately 1.7% in 2014 as compared to 2013.

We categorize water as a raw material in our business. We obtain water for the production of some of our natural spring water products, such as Manantial in Colombia and Crystal in Brazil, from spring water pursuant to concessions granted. None of the materials or supplies that we use is presently in short supply, although the supply of specific materials could be adversely affected by strikes, weather conditions, governmental controls, national emergency situations, water shortages or the failure to maintain our existing water concessions.

Mexico and Central America. In Mexico, we purchase our returnable plastic bottles from Graham Packaging México, S.A. de C.V., known as Graham, which is the exclusive supplier of returnable plastic bottles for The Coca-Cola Company and its bottlers in Mexico. We mainly purchase resin from Indorama Ventures Polymers México, S. de R.L. de C.V. (formerly Arteva Specialties, S. de R.L. de C.V.), M&G Polímeros México, S.A. de C.V. and DAK Resinas Americas Mexico, S.A. de C.V., which Alpla México, S.A. de C.V., known as Alpla, and Envases Universales de México, S.A.P.I. de C.V. manufacture into non-returnable plastic bottles for us.

We purchase all our cans from Fábricas de Monterrey, S.A. de C.V., or FAMOSA, and Envases Universales de México, S.A.P.I. de C.V., through Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a cooperative of Coca-Cola bottlers, in which, as of April 10, 2015, we held a 35.0% equity interest. We mainly purchase our glass bottles from EXCO Integral Services, S.A. de C.V. (formerly Compañía Vidriera, S.A. de C.V., or VITRO), FEVISA Industrial, S.A. de C.V., known as FEVISA, and Glass & Silice, S.A. de C.V., or Glass & Silice.

We purchase sugar from, among other suppliers, PIASA and Beta San Miguel, S.A. de C.V., both sugar cane producers in which, as of April 10, 2015, we held an approximate 36.3% and 2.7% equity interest, respectively. We purchase HFCS from Ingredion México, S.A. de C.V., Almidones Mexicanos, S.A. de C.V., known as Almex and Cargill de México, S.A. de C.V.

Sugar prices in Mexico are subject to local regulations and other barriers to market entry that cause us to pay higher prices than those paid in the international market. As a result, prices in Mexico have no correlation to international market prices. In 2014, sugar prices in Mexico decreased approximately 7.0% as compared to 2013.

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

South America (excluding Venezuela). In Colombia, we use sugar as a sweetener in most of our products, which we buy from several domestic sources. We purchase plastic bottles from Amcor Rigid Plastics de Colombia, S.A. and Tapón Corona de Colombia S.A. We have historically purchased all our glass bottles from Peldar O-I; however, we have engaged new suppliers and have recently acquired glass bottles from Al Tajir and Frigoglass in both cases from the United Arab Emirates. We purchase all our cans from Crown Colombiana, S.A., which are only available through this local supplier. Grupo Ardila Lulle, owners of our competitor Postobón, own a minority equity interest in Peldar O-I and Crown Colombiana, S.A.

Sugar is available in Brazil at local market prices, which historically have been similar to international prices. Sugar prices in Brazil decreased approximately 4.1% as compared to 2013. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” We purchase glass bottles, plastic bottles and cans from several domestic and international suppliers.

In Argentina, we mainly use HFCS that we purchase from several different local suppliers as a sweetener in our products. We purchase glass bottles, plastic cases and other raw materials from several domestic sources. We purchase plastic preforms, as well as returnable plastic bottles, at competitive prices from Andina Empaques S.A., a local subsidiary of Embotelladora Andina, S.A., a Coca-Cola bottler with operations in Chile, Argentina, Brazil and Paraguay, and other local suppliers. We also acquire plastic preforms from Alpla Avellaneda, S.A. and other suppliers.

Venezuela. In Venezuela, we use sugar as a sweetener in most of our products, which we purchase mainly from the local market. Since 2003, from time to time, we have experienced a sugar shortage due to lower domestic production and the inability of the predominant sugar importers to obtain permission to import in a timely manner. While sugar distribution to the food and beverages industry and to retailers is controlled by the government, we did not experience any disruptions during 2014 with respect to access to sufficient sugar supply. However, we cannot assure you that we will not experience disruptions in our ability to meet our sugar requirements in the future should the Venezuelan government impose restrictive measures. We buy glass bottles from one local supplier, Productos de Vidrio, S.A., the only supplier authorized by The Coca-Cola Company. We acquire most of our plastic non-returnable bottles from Alpla de Venezuela, S.A. and most of our aluminum cans from a local producer, Dominguez Continental, C.A.

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

Price Controls

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries in which we operate. Currently, there are no price controls on our products in any of the territories in which we have operations, except for those in Argentina, where authorities directly supervise five of our products sold through supermarkets as a measure to control inflation, and Venezuela, where the government has imposed price controls on certain products, including bottled water. In addition, in January 2014, the Venezuelan government passed the Fair Prices Law (Ley Orgánica de Precios Justos), which was amended in November 2014 mainly to increase applicable fines and penalties. This law substitutes both the Access to Goods and Services Defense Law (Ley para la Defensa y Acceso a las Personas a los Bienes y Servicios) and the Fair Costs and Prices Law (Ley de Costos y Precios Justos), which have both been repealed. The purpose of this law is to establish regulations and administrative processes to impose a limit on profits earned on the sale of goods, including our products, seeking to maintain price stability of, and equal access to, goods and services.

This law imposes an obligation to manufacturing companies to label products with the fair or maximum sales’ price for each product. We are currently in the process of implementing the necessary procedures and expect to be in compliance with this requirement by the imposed deadline. This law also creates the National Office of Costs and Prices which main role is to oversee price controls and set maximum retail prices on certain consumer goods and services. We cannot assure you that we will be in compliance at all times with these laws based on changes, market dynamics in these two countries and the lack of clarity of certain basic aspects of the applicable law in Venezuela. Any such changes and potential violations may have an adverse impact on our business. See “Item 3. Key Information—Risk Factors—Regulatory developments may adversely affect our business.”

Taxation of Sparkling Beverages

All the countries in which we operate, except for Panama, impose a value-added tax on the sale of sparkling beverages, with a rate of 16% in Mexico, 12% in Guatemala, 15% in Nicaragua, 16.2% in Costa Rica, 16% in Colombia (applied only to the first sale in the supply chain), 12% in Venezuela, 21% in Argentina, and in Brazil 17% in the states of Mato Grosso do Sul and Goiás and 18% in the states of São Paulo, Minas Gerais, Paraná and Rio de Janeiro. The state of Rio de Janeiro also charges an additional 1% as a contribution to a poverty eradication fund. In Brazil the value-added tax is grossed-up and added, along with federal sales tax, at the taxable basis. In addition, we are responsible for charging and collecting the value-added tax from each of our retailers in Brazil, based on average retail prices for each state where we operate, defined primarily through a survey conducted by the government of each state, which in 2014 represented an average taxation of approximately 9.4 % over net sales. In addition, several of the countries in which we operate impose the following excise or other taxes:

•

Mexico imposes an excise tax of Ps.1.00 per liter on the production, sale and importation of beverages with added sugar and HFCS as of January 1, 2014. This tax is applied only to the first sale and we are responsible for charging and collecting this excise tax.

•	Guatemala imposes an excise tax of 0.18 cents in local currency (Ps.0.3489 as of December 31, 2014) per liter of sparkling beverage.

•

Costa Rica imposes a specific tax on non-alcoholic bottled beverages based on the combination of packaging and flavor, currently assessed at 18.35 colones (Ps.0.4955 as of December 31, 2014) per 250 ml, and an excise tax currently assessed at 6.373 colones (approximately Ps.0.174 as of December 31, 2014) per 250 ml.

•	Nicaragua imposes a 9.0% tax on consumption, and municipalities impose a 1.0% tax on our Nicaraguan gross income.

•	Panama imposes a 5.0% tax based on the cost of goods produced and a 10.0% selective consumption tax on syrups, powders and concentrate.

•

Argentina imposes an excise tax of 8.7% on sparkling beverages containing less than 5.0% lemon juice or less than 10.0% fruit juice, and an excise tax of 4.2% on sparkling water and flavored sparkling beverages with 10.0% or more fruit juice, although this excise tax is not applicable to some of our products.

•

Brazil assesses an average production tax of approximately 4.8% and an average sales tax of approximately 8.8% over net sales. These taxes are fixed by the federal government based on national average retail prices obtained through surveys. The national average retail price of each product and presentation is multiplied by a fixed rate combined with specific multipliers for each presentation, to obtain a fixed tax per liter, per product and presentation. These taxes are applied only to the first sale and we are responsible for charging and collecting these taxes from each of our retailers. Beginning on May 1, 2015, these federal taxes will be applied based on the price sold, as detailed in our invoices, instead of an average retail price combined with a fixed tax rate and multiplier per presentation. Based on this new calculation, we expect production tax will range between 3.2% and 4.0% and sales tax will range between 8.3% and 11.7%.

•	Colombia’s municipalities impose a sales tax that varies between 0.35% and 1.2% of net sales.

•	Venezuela’s municipalities impose a variable excise tax applied only to the first sale that varies between 0.6% and 2.5% of net sales.

Recent Tax Reforms

On January 1, 2014, a general tax reform became effective in Mexico. This reform included the imposition of a new special tax on the production, sale and importation of beverages with added sugar and HFCS, at the rate of Ps.1.00 per liter. Moreover, similar to other affected entities in the industry, we have filed constitutional challenges (amparos) against this special tax. We cannot assure you that these measures will have the desired effect or that we will prevail in our amparos. In addition, the tax reform in Mexico, as applicable to us, confirmed the income tax rate of 30.0%, eliminated the corporate flat tax (IETU), imposed a withholding tax at a rate of 10.0% on the payment of dividends, an income tax rate of 10.0% on capital gains from the sale of shares traded in the stock exchange by individuals that are Mexican residents and a withholding tax at a rate of 10.0% on capital gains from the sale of shares traded in the stock exchange by individuals and companies that are non-Mexican residents, limited the total compensation of income tax paid or retained on dividends paid outside of Mexico and limited the total amount that can be deducted for income tax purposes from exempt payments to employees.

On January 1, 2015, a general tax reform became effective in Colombia. This reform included the imposition of a new temporary tax on net equity through 2017 to Colombian residents and non-residents who own property in Colombia directly or indirectly through branches or permanent establishments. The relevant taxable base will be determined annually based on a formula. For net equity that exceeds 5.0 billion Colombian pesos (approximately US$2.1 million) the rate will be 1.15% in 2015, 1.00% in 2016 and 0.40% in 2017. In addition, the tax reform in Colombia imposed that the supplementary income tax at a rate of 9.0% as contributions to social programs, which was previously scheduled to decrease to 8% by 2015, will remain indefinitely. Additionally, this tax reform included the imposition of a temporary contribution to social programs at a rate of 5%, 6%, 8% and 9% for the years 2015, 2016, 2017 and 2018, respectively. Finally, this reform establishes an income tax deduction of 2% of value-added tax paid in the acquisition or import of hard assets, such as tangible and amortizable assets that are not sold or transferred in the ordinary course of business and that are used for the production of goods or services.

In Guatemala, the income tax rate for 2014 was 28.0% and it decreased for 2015 to 25.0%, as scheduled.

On November 18, 2014, a tax reform became effective in Venezuela. This reform included changes on how the carrying value of operating losses is reported. The reform established that operating losses carried forward year over year (but limited to three fiscal years) may not exceed 25% of the taxable income in the relevant period. The reform also eliminated the possibility to carry over losses relating to inflationary adjustments and included changes that grant Venezuelan tax authorities broader powers and authority in connection with their ability to enact administrative rulings related to income tax withholding and to collect taxes and increase fines and penalties for tax-related violations, including the ability to confiscate assets without a court order.

In 2013, the government of Argentina imposed a withholding tax at a rate of 10.0% on dividends paid by Argentine companies to non-Argentine holders. Similarly, in 2013, the government of Costa Rica repealed a tax exemption on dividends paid to Mexican residents. Future dividends in Costa Rica will be subject to withholding tax at a rate of 15.0%.

Water Supply

In Mexico, we obtain water directly from municipal utility companies and pump water from our own wells pursuant to concessions obtained from the Mexican government on a plant-by-plant basis. Water use in Mexico is regulated primarily by the 1992 Water Law (Ley de Aguas Nacionales de 1992), as amended, and regulations issued thereunder, which created the National Water Commission (Comisión Nacional del Agua). The National Water Commission is in charge of overseeing the national system of water use. Under the 1992 Water Law, concessions for the use of a specific volume of ground or surface water generally run from five to fifty-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request concession terms be extended before the expiration of the same. The Mexican government is authorized to reduce the volume of ground or surface water granted for use by a concession by whatever volume of water that is not used by the concessionaire for two consecutive years. However, because the current concessions for each of our plants in Mexico do not match each plant’s projected needs for water in future years, we have successfully negotiated with the Mexican government the right to transfer the unused volume under concessions from certain plants to other plants anticipating greater water usage in the future. Our concessions may be terminated if, among other things, we use more water than permitted or we fail to pay required concession-related fees and do not cure such situations in a timely manner. Although we have not undertaken independent studies to confirm the sufficiency of the existing groundwater supply, we believe that our existing concessions satisfy our current water requirements in Mexico.

In Brazil, we buy water directly from municipal utility companies and we also capture water from underground sources, wells, or surface sources (i.e., rivers), pursuant to concessions granted by the Brazilian government for each plant. According to the Brazilian Constitution, water is considered an asset of common use and can only be exploited for the national interest by Brazilians or companies formed under Brazilian law. Concessionaires and users have the responsibility for any damage to the environment. The exploitation and use of water is regulated by the Code of Mining, Decree Law No. 227/67 (Código de Mineração), the Mineral Water Code, Decree Law No. 7841/45 (Código de Águas Minerais), the National Water Resources Policy (Law No. 9433/97) and by regulations issued thereunder. The companies that exploit water are supervised by the National Department of Mineral Production (Departamento Nacional de Produção Mineiral—DNPM) and the National Water Agency in connection with federal health agencies, as well as state and municipal authorities. In the Jundiaí, Marília, Curitiba, Maringá, Porto Real and Belo Horizonte plants, we do not exploit spring water. In the Mogi das Cruzes, Bauru and Campo Grande plants, we have all the necessary permits for the exploitation of spring water.

In Argentina, a state water company provides water to our Alcorta plant on a limited basis; however, we believe the authorized amount meets our requirements for this plant. In our Monte Grande plant in Argentina, we pump water from our own wells, in accordance with Law No. 25.688.

In Colombia, in addition to natural spring water, we obtain water directly from our own wells and from utility companies. We are required to have a specific concession to exploit water from natural sources. Water use in Colombia is regulated by Law No. 9 of 1979 and Decrees No. 2811 of 1974 and No. 3930 of 2010. In addition, on February 6, 2012, Colombia promulgated Decree No. 303, which requires us to apply for water concessions. The Ministry of Environment and Sustainable Development and Regional Autonomous Corporations supervises companies that use water as a raw material for their businesses.

In Nicaragua, the use of water is regulated by the National Water Law (Ley General de Aguas Nacionales), and we obtain water directly from our own wells. In Costa Rica, the use of water is regulated by the Water Law (Ley de Aguas). In both of these countries, we own and exploit our own water wells granted to us through governmental concessions. In Guatemala, no license or permits are required to exploit water from the private wells in our own plants. In Panama, we acquire water from a state water company, and the use of water is regulated by the Panama Use of Water Regulation (Reglamento de Uso de Aguas de Panamá).

In Venezuela, we use private wells in addition to water provided by the municipalities, and we have taken the appropriate actions, including actions to comply with water regulations, to have water supply available from these sources, regulated by the Water Law (Ley de Aguas).

In addition, we obtain water for the production of some of our natural spring water products, such as Manantial in Colombia and Crystal in Brazil, from spring water pursuant to concessions granted. See “—Regulation—Water Supply.”

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

Environmental Matters

In all of our territories, our operations are subject to federal and state laws and regulations relating to the protection of the environment. In Mexico, the principal legislation is the Federal General Law for Ecological Equilibrium and Environmental Protection (Ley General de Equilibrio Ecológico y Protección al Ambiente, or the Mexican Environmental Law), and the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos) which are enforced by the Ministry of the Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales, or SEMARNAT). SEMARNAT can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Under the Mexican Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances. In particular, Mexican environmental laws and regulations require that we file periodic reports with respect to air and water emissions and hazardous wastes and set forth standards for waste water discharge that apply to our operations. We are also subject to certain minor restrictions on the operation of delivery trucks in Mexico City. We have implemented several programs designed to facilitate compliance with air, waste, noise and energy standards established by current Mexican federal and state environmental laws, including a program that installs catalytic converters and liquid petroleum gas in delivery trucks for our operations in Mexico City. See “—The Company—Product Sales and Distribution.”

In addition, we are subject to the 1992 Water Law, enforced by the Mexican National Water Commission. The 1992 Water Law, provides that plants located in Mexico that use deep water wells to supply their water requirements must pay a fee to the local governments for the discharge of residual waste water to drainage. Pursuant to this law, certain local authorities test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by the Mexican National Water Commission; in case of non-compliance with the law, penalties may be imposed, including closures. All of our bottling plants located in Mexico have met these standards. In addition, our plants in Apizaco and San Cristóbal are certified with ISO 14001. See “—Description of Property, Plant and Equipment.”

In our Mexican operations, we established a partnership with The Coca-Cola Company and Alpla, our supplier of plastic bottles in Mexico, to create Industria Mexicana de Reciclaje (IMER), a PET recycling facility located in Toluca, Mexico. This facility began operations in 2005 and has a recycling capacity of approximately 25,000 metric tons per year from which 15,000 metric tons can be re-used in PET bottles for food packaging purposes. We have also continued contributing funds to a nationwide recycling company, ECOCE, or Environmentally Committed Companies (Ecología y Compromiso Empresarial). In addition, our plants located in Toluca, Reyes, Cuautitlán, Apizaco, San Cristobal, Morelia, Ixtacomitan, Coatepec, Poza Rica, Pacífico, Ojuelos and Cuernavaca have received or are in the process of receiving a Certificate of Clean Industry (Certificado de Industria Limpia).

As part of our environmental protection and sustainability strategies, in December 2009, we, jointly with strategic partners, entered into a wind energy supply agreement with a Mexican subsidiary of the Spanish wind farm developer, GAMESA Energía, S.A., or GAMESA, to supply green energy to our bottling facility in Toluca, Mexico, owned by our subsidiary, Propimex, S. de R.L. de C.V., or Propimex, and to some of our suppliers of PET bottles. In 2010, GAMESA sold its interest in its Mexican subsidiary that owned the wind farm, to Iberdrola Renovables México, S.A. de C.V. The wind farm, which is located in La Ventosa, Oaxaca, generates approximately 100,000 megawatt hours annually. During 2013 and 2014, this wind farm provided us with approximately 81,000 and 90,000 megawatt hours, respectively.

Additionally, we have entered into 20-year wind power supply agreements with two suppliers to receive clean energy for use at our production and distribution facilities throughout Mexico: (a) Energía Eólica del Sur, S.A.P.I. de C.V. (formerly known as Mareña Renovables Wind Power Farm) with a 396,000 megawatt installed capacity wind farm in Oaxaca, Mexico, which is expected to begin operations in 2017; and (b) Enel Green Power with a 100,000 megawatt installed capacity wind farm in San Luis Potosi, Mexico, which is expected to begin operations in the first quarter of 2017. In 2014, five of our manufacturing plants received a total of 30,000 gigawatt from renewable energy sources such as biomass and bagasse cogeneration from the PIASA “Tres Valles” sugar mill.

Our Central American operations are subject to several federal and state laws and regulations relating to the protection of the environment, which have been enacted in the last ten years, as awareness has increased in this region about the protection of the environment and the disposal of hazardous and toxic materials, as well as water usage. Our Costa Rican operations have participated in a joint effort along with the local division of The Coca-Cola Company, Misión Planeta, for the collection and recycling of non-returnable plastic bottles.

Our Colombian operations are subject to several Colombian federal and state laws and regulations related to the protection of the environment and the disposal of treated water and toxic and hazardous materials. These laws include the control of atmospheric emissions, noise emissions, disposal of treated water and strict limitations on the use of chlorofluorocarbons. In addition, on February 6, 2012, Colombia promulgated Decree No. 303, which requires us to apply for an authorization to discharge our water into public waterways. We are engaged in nationwide reforestation programs, and campaigns for the collection and recycling of glass and plastic bottles. We have also obtained and maintained the ISO 9001, ISO 14001, OHSAS 18001, FSSC 22000 and PAS 220 certifications for our plants located in Medellin, Cali, Bogota, Barranquilla, Bucaramanga and La Calera, as recognition for the highest quality and food harmlessness in our production processes, which is evidence of our strict level of compliance with relevant Colombian regulations. Our six plants joined a small group of companies that have obtained these certifications. We expect our new plant located in Tocancipá, that commenced operations in February 2015, will obtain the Leadership in Energy and Environmental Design (LEED) certification.

Our Venezuelan operations are subject to several Venezuelan federal, state and municipal laws and regulations related to the protection of the environment. The most relevant of these laws are the Organic Environmental Law (Ley Orgánica del Ambiente), the Substance, Material and Dangerous Waste Law (Ley Sobre Sustancias, Materiales y Desechos Peligrosos), the Criminal Environmental Law (Ley Penal del Ambiente) and the Water Law (Ley de Aguas). Since the enactment of the Organic Environmental Law in 1995, our Venezuelan subsidiary has presented the corresponding authorities plans to have our production facilities and distribution centers comply with applicable laws, which mainly consist of building or expanding the capacity of water treatment plants in our bottling facilities. We currently have water treatment plants in our bottling facilities located in the cities of Barcelona, Valencia and in our Antimano bottling plant in Caracas, and we are concluding the construction and expansion of our current water treatment plant in our bottling facility in Maracaibo, which we expect to commence to operate in the fourth quarter of 2015. In addition, in December 2010, the Venezuelan government approved the Comprehensive Waste Management Law (Ley Integral de Gestión de la Basura), which regulates solid waste management and which may be applicable to manufacturers of products for mass consumption. We are currently waiting for the regulations of this law to be issued by the Venezuelan government, which will establish its full scope.

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

Our production plant located in Jundiaí has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by the law. The plant of Jundiaí has been certified for GAO-Q and GAO-E. In addition, the plants of Jundiaí, Mogi das Cruzes, Campo Grande, Marília, Maringá, Curitiba and Bauru have been certified for (i) ISO 9001: 2008; (ii) ISO 14001: 2004 and; (iii) norm OHSAS 18001: 2007. In 2012, the Jundiaí, Campo Grande, Bauru, Marília, Curitiba, Maringá, Porto Real and Mogi das Cruzes plants were certified in standard FSSC22000.

In May 2008, a municipal regulation of the City of São Paulo, implemented pursuant to Law 13.316/2002, came into effect requiring us to collect for recycling a specified annual percentage of plastic bottles made from PET sold in the City of São Paulo. Beginning in May 2011, we were required to collect for recycling 90% of PET bottles sold. Currently, we are not able to collect the entire required volume of PET bottles we sell in the City of São Paulo for recycling. Since we do not meet the requirements of this regulation, which we believe to be more onerous than those imposed by the countries with the highest recycling standards, we could be fined and be subject to other sanctions, such as the suspension of operations in any of our plants and/or distribution centers located in the City of São Paulo. In May 2008, when the law came into effect, we and other bottlers in the City of São Paulo, through the Brazilian Soft Drink and Non-Alcoholic Beverage Association, or ABIR (Associação Brasileira das Indústrias de Refrigerantes e de Bebidas Não-alcoólicas), filed a motion requesting a court to overturn this regulation due to the impossibility of compliance. In addition, in November 2009, in response to a municipal authority request for us to demonstrate the destination of the PET bottles sold in São Paulo, we filed a motion presenting all of our recycling programs and requesting a more practical timeline to comply with the requirements of the law. In October 2010, the municipal authority of São Paulo levied a fine on our Brazilian operating subsidiary of 250,000 Brazilian reais (approximately Ps.1.4 million as of December 31, 2014) on the grounds that the report submitted by our Brazilian operating subsidiary did not comply with the 75% proper disposal requirement for the period from May 2008 to May 2010. We filed an appeal against this fine, which was denied by the municipal authority in May 2013. This resolution is final and non-appealable and, therefore, the administrative stage is closed. In July 2012, the State Appellate Court of São Paulo rendered a decision admitting an interlocutory appeal filed on behalf of ABIR suspending the fines and other sanctions to ABIR’s associated companies, including our Brazilian subsidiary, for alleged noncompliance with the recycling municipal regulation up to the final resolution of the lawsuit. We are currently awaiting final resolution of the lawsuit filed on behalf of ABIR. We cannot assure you that these measures will have the desired effect or that we will prevail in our judicial challenge.

In August 2010, Law No. 12.305/2010 established the Brazilian National Solid Waste Policy. This policy is based on the principle of shared responsibility between the government, companies and the public, and provides for the post-consumption return of products to companies and requires public authorities to implement waste management programs. This law is regulated by Federal Decree No. 7.404/2010, and was published in December 2010. In response to the Brazilian National Solid Waste Policy, in December 2012, a proposal was provided to the Ministry of the Environment by almost 30 associations involved in the packaging sector, including ABIR in its capacity as representative for The Coca-Cola Company, our Brazilian subsidiary and other bottlers. The agreement proposed creating a “coalition” to implement systems for reverse logistics packaging non-dangerous waste that make up the dry fraction of municipal solid waste or equivalent. The goal of the proposal is to create methodologies for sustainable development, and improve the management of solid waste by increasing recycling rates and decreasing incorrect disposal in order to protect the environment, society and the economy. We are currently awaiting a final resolution from the Ministry of Environment, which we expect to receive during 2015.

Our Argentine operations are subject to federal and municipal laws and regulations relating to the protection of the environment. The most significant of these are regulations concerning waste water discharge, which are enforced by the Ministry of Natural Resources and Sustainable Development (Secretaría de Ambiente y Desarrollo Sustentable) and the Provincial Organization for Sustainable Development (Organismo Provincial para el Desarrollo Sostenible) for the province of Buenos Aires. Our Alcorta plant is in compliance with environmental standards and we have been, and continue to be, certified for ISO 14001:2004 for the plants and operative units in Buenos Aires.

For all of our plant operations, we employ the following environmental management system Environmental Administration System, or EKOSYSTEM (Sistema de Administración Ambiental) that is contained within the Integral Quality System or SICKOF (Sistema Integral de Calidad).

We have spent, and may be required to spend in the future, funds for compliance with and remediation under local environmental laws and regulations. Currently, we do not believe that such costs will have a material adverse effect on our results or financial condition. However, since environmental laws and regulations and their enforcement are becoming increasingly stringent in our territories, and there is increased recognition by local authorities of the need for higher environmental standards in the countries where we operate, changes in current regulations may result in an increase in costs, which may have an adverse effect on our future results or financial condition. We are not aware of any significant pending regulatory changes that would require a significant amount of additional remedial capital expenditures.

We do not believe that our business activities pose a material risk to the environment, and we believe that we are in material compliance with all applicable environmental laws and regulations.

Other Regulations

In December 2009, the Venezuelan government issued a decree requiring a reduction in energy consumption by at least 20.0% for industrial companies whose consumption is greater than two megawatts per hour and to submit an energy-usage reduction plan. Since some of our bottling operations in Venezuela outside of Caracas met this threshold, we submitted a plan, which included the purchase of generators for our plants. We have installed electrical generators in our Antimano, Barcelona, Maracaibo and Valencia bottling facilities to mitigate any such risks and filed the respective energy-usage reduction plans with the authorities. In addition, since January 2010, the Venezuelan government has implemented power cuts and other measures for all industries in Caracas whose consumption is above 35 kilowatts per hour and continues to do so.

In August 2010, the Mexican government approved a decree which regulated the sale of food and beverages by elementary and middle schools. In May 2014, the decree was replaced by a new decree that establishes mandatory guidelines applicable to the entire national education system (from elementary school through college). According to the decree, the sale of specific sparkling beverages and still beverages that contain sugar or HFCS by schools is prohibited. Schools are still allowed to sell water and certain still beverages, such as juices and juice-based beverages, that comply with the guidelines established in such decree. We cannot assure you that the Mexican government will not further restrict sales of other of our products by such schools. These restrictions and any further restrictions could have an adverse impact on our results of operations.

In January 2012, the Costa Rican government approved a decree which regulates the sale of food and beverages in public schools. The decree came into effect in 2012. According to the decree, the sale of specific sparkling beverages and still beverages that contain sugar, syrup or HFCS in any type of presentation in schools is prohibited. We are still allowed to sell water and certain still beverages in schools. In December 2014, the Costa Rican government announced that it will be stricter in the enforcement of this decree. Although we are in compliance with this law, we cannot assure you that the Costa Rican government will not further restrict sales of other of our products in schools in the future; these restrictions and any further restrictions could have an adverse impact on our results of operations.

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

In November 2014, the Venezuelan government amended the Foreign Investment Law. As part of the amendments made, the law now provides that at least 75% of the value of foreign investment must be comprised of assets located in Venezuela, which may include equipment, supplies or other goods or tangible assets required at the early stages of operations. By the end of the first fiscal year after commencement of operations in Venezuela, investors will be authorized to repatriate up to 80% of the profits derived from their investment. Any profits not otherwise repatriated in a fiscal year, may be accumulated and be repatriated the following fiscal year, together with profits generated during such year. In the event of liquidation, a company may repatriate up to 85% of the value of the foreign investment. Currently, the scope of this law is not entirely clear with respect to the liquidation process.

In September 2012, the Brazilian government issued Law No. 12,619 (Law of Professional Drivers), which regulates the working hours of professional drivers who distribute our products from our plants to the distribution centers and to retailers and points of sale. Pursuant to this law, employers must keep a record of working hours, including overtime hours, of professional drivers in a reliable manner, such as electronic logbooks or worksheets. We are currently in compliance with this law as we follow all these requirements.

In June 2014, the Brazilian government issued Law No. 12,997 (Law of Motorcycle Drivers), which imposes a risk premium of 30% of the base salary payable to all employees who drive motorcycles in their job. This risk premium became enforceable in October 2014, when the related rules and regulations were issued by the Ministry of Labor and Employment. We believe that these rules and regulations were unduly issued by such Ministry since it did not comply with all the essential requirements established in Law No. 12,997. In November 2014, we, in conjunction with other bottlers of the Coca-Cola system in Brazil and through the ABIR, filed an action against the Ministry of Labor and Employment to suspend the effects of such law. ABIR’s associated companies, including our Brazilian subsidiary, were issued a preliminary injunction suspending the effects of the law and exempting us from paying the risk premium. We cannot assure you that the Brazilian government will not appeal the injunction with the competent courts in Brazil in order to restore the effects of Law No. 12,997.

In June 2013, following a comprehensive amendment to the Mexican Constitution, a new antitrust authority with autonomy was created: the Federal Antitrust Commission (Comisión Federal de Competencia Económica, or COFECE). As a result of these amendments, new antitrust and telecommunications specialized courts were created and commenced hearing cases in August 2013. In July 2014, a new federal antitrust law came into effect based on the amended constitutional provisions. As part of these amendments, two new relative monopolistic practices were included: reductions in margins between prices to access essential raw materials and end-user prices of such raw materials and limitation or restriction on access to essential raw materials or supplies. Furthermore, the ability to close a merger or acquisition without antitrust clearance from the COFECE was eliminated. The regular waiting period for authorization has been extended to 60 business days. We cannot assure you that these new amendments and the creation of new governmental bodies and courts will not have an adverse effect on our business or our inorganic growth plans.

In January 2014, a new Anti-Corruption Law in Brazil came into effect, which regulates bribery, corruption practices and fraud in connection with agreements entered into with governmental agencies. The main purpose of this law is to impose liability on companies carrying out such practices, establishing fines that can reach up to 20.0% of a company’s gross revenues in the previous fiscal year. Although we believe we are in compliance with this law, if we were found liable for any of these practices, this law may have an adverse effect on our business.

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

These bottler agreements also provide that we will purchase our entire requirement of concentrate for Coca-Cola trademark beverages from The Coca-Cola Company and other authorized suppliers at prices, terms of payment and on other terms and conditions of supply as determined from time to time by The Coca-Cola Company at its sole discretion. Concentrate prices for Coca-Cola trademark beverages are determined as a percentage of the weighted average retail price in local currency, net of applicable taxes. Although the price multipliers used to calculate the cost of concentrate and the currency of payment, among other terms, are set by The Coca-Cola Company at its sole discretion, we set the price of products sold to customers at our discretion, subject to the applicability of price restraints imposed by authorities in certain territories. We have the exclusive right to distribute Coca-Cola trademark beverages for sale in our territories in authorized containers of the nature prescribed by the bottler agreements and currently used by our company. These containers include various configurations of cans and returnable and non-returnable bottles made of glass, aluminum and plastic and fountain containers.

The bottler agreements include an acknowledgment by us that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola trademark beverages and of the secret formulas with which The Coca-Cola Company’s concentrates are made. Subject to our exclusive right to distribute Coca-Cola trademark beverages in our territories, The Coca-Cola Company reserves the right to import and export Coca-Cola trademark beverages to and from each of our territories. Our bottler agreements do not contain restrictions on The Coca-Cola Company’s ability to set the price of concentrates charged to our subsidiaries and do not impose minimum marketing obligations on The Coca-Cola Company. The prices at which we purchase concentrate under the bottler agreements may vary materially from the prices we have historically paid. However, under our bylaws and the shareholders agreement among The Coca-Cola Company and certain of its subsidiaries and FEMSA, an adverse action by The Coca-Cola Company under any of the bottler agreements may result in a suspension of certain voting rights of the directors appointed by The Coca-Cola Company. This provides us with limited protection against The Coca-Cola Company’s ability to raise concentrate prices to the extent that such increase is deemed detrimental to us pursuant to such shareholder agreement and our bylaws. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”

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

•	undertake adequate quality control measures prescribed by The Coca-Cola Company;

•	develop, stimulate and satisfy fully the demand for Coca-Cola trademark beverages using all approved means, which includes the investment in advertising and marketing plans;

•	maintain a sound financial capacity as may be reasonably necessary to assure performance by us and our subsidiaries of our obligations to The Coca-Cola Company; and

•	submit annually to The Coca-Cola Company our marketing, management, promotional and advertising plans for the ensuing year.

The Coca-Cola Company contributed a significant portion of our total marketing expenses in our territories during 2014 and has reiterated its intention to continue providing such support as part of our cooperation framework. Although we believe that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”

We have separate bottler agreements with The Coca-Cola Company for each of the territories in which we operate, on substantially the same terms and conditions. These bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement.

As of December 31, 2014, we had:

•

nine bottler agreements in Mexico: (i) the agreements for the Valley of Mexico, which are up for renewal in April 2016 and June 2023, (ii) the agreements for the Central territory, which are up for renewal in May 2015 (three agreements) and July 2016, (iii) the agreement for the Northeast territory, which is up for renewal in May 2015, (iv) the agreement for the Bajio territory, which is up for renewal in May 2015, and (v) the agreement for the Southeast territory, which is up for renewal in June 2023;

•	four bottler agreements in Brazil, which are up for renewal in October 2017 (two agreements) and April 2024 (two agreements).

•

one bottler agreement in each of Argentina, which is up for renewal in September 2024, Colombia, which is up for renewal in June 2024; Venezuela, which is up for renewal in August 2016; Guatemala, which is up for renewal in March 2025; Costa Rica, which is up for renewal in September 2017; Nicaragua, which is up for renewal in May 2016 and Panama, which is up for renewal in November 2024.

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

In 2013, we began the construction of a production plant in Tocancipá, Colombia, which was completed and began operations in February 2015. This project required an investment of 382 billion Colombian pesos (approximately US$194 million). We expect the plant will generate approximately 800 direct and indirect jobs. Certain permits are currently in process of being obtained, and we expect to obtain these pending permits during 2015. We are currently operating with water provided by the municipality, as an alternative source. The plant is located on a parcel of land 298,000 square meters in size, and it is expected that by the end of 2015, the annual production capacity will be approximately 730 million liters of sparkling beverages (or approximately 130 million unit cases), representing an increase of approximately 24% as compared to the current installed capacity of our plants in Colombia.

In 2012, we began the construction of a production plant in Minas Gerais, Brazil, which was completed and began operations in November 2014. This project required an investment of 584 million Brazilian reais (equivalent to approximately US$260 million). We expect the plant will generate approximately 700 direct and indirect jobs. The plant is located on a parcel of land 320,000 square meters in size, and it is expected that by the end of 2015 the annual production capacity will be approximately 1.2 billion liters of sparkling beverages (or approximately 200 million unit cases), representing an increase of approximately 62% as compared to the current installed capacity of our plant in Belo Horizonte, Brazil.

See “Item 5. Operating and Financial Review and Prospects—Capital Expenditures.”

As of December 31, 2014, we owned 45 bottling plants company-wide. By country, as of such date, we had seventeen bottling facilities in Mexico, five in Central America, seven in Colombia, four in Venezuela, ten in Brazil and two in Argentina.

As of December 31, 2014, we operated 275 distribution centers, approximately 52% of which were in our Mexican territories. As of such date, we owned more than 85% of these distribution centers and leased the remainder. See “—The Company—Product Sales and Distribution.”

We maintain an “all risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories as well as losses due to business interruptions. The policy covers damages caused by natural disaster, including hurricane, hail, earthquake and damages caused by human acts, including explosion, fire, vandalism and riot; we also maintain a freight transport insurance policy that covers damages to goods in transit. In addition, we maintain a liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. In 2014, the policies for “all risk” property insurance and freight transport insurance were issued by ACE Seguros, S.A. and the policy for liability insurance was issued by XL Insurance Mexico, S.A. de C.V. and ACE Seguros, S.A.; “all risk” coverage was partially reinsured in the international reinsurance market. We believe that our coverage is consistent with the coverage maintained by similar companies.

The table below summarizes by country principal use, installed capacity and percentage utilization of our production facilities:

Bottling Facility Summary

As of December 31, 2014

Country	Installed Capacity (thousands of unit cases)	Utilization(1) (%)
Mexico	2,939,936	58%
Guatemala	45,500	69%
Nicaragua	67,700	68%
Costa Rica	81,200	56%
Panama	56,700	57%
Colombia	532,616	56%
Venezuela	275,542	86%
Brazil	1,044,932	67%
Argentina	340,397	65%

(1)	Annualized rate.

The table below summarizes by country plant location and facility area of our production facilities:

Bottling Facility by Location

As of December 31, 2014

Country	Plant	Facility Area
		(thousands of sq. meters)
Mexico	San Cristóbal de las Casas, Chiapas	45
	Cuautitlán, Estado de México	35
	Los Reyes la Paz, Estado de México	50
	Toluca, Estado de México	317
	León, Guanajuato	124
	Morelia, Michoacán	50
	Ixtacomitán, Tabasco	117
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	142
	La Pureza Altamira, Tamaulipas	300
	Poza Rica, Veracruz	42
	Pacífico, Estado de México	89
	Cuernavaca, Morelos	37
	Toluca, Estado de México (Ojuelos)	41
	San Juan del Río, Querétaro	84
	Querétaro, Querétaro	80
	Cayaco, Acapulco	104

Guatemala	Guatemala City	46

Nicaragua	Managua	54

Costa Rica	Calle Blancos, San José	52
	Coronado, San José	14

Panama	Panama City	29

Colombia	Barranquilla	37
	Bogotá, DC	105
	Bucaramanga	26
	Cali	76
	Manantial, Cundinamarca	67
	Tocancipá	298
	Medellín	47

Venezuela	Antímano	15
	Barcelona	141
	Maracaibo	68
	Valencia	100

Brazil	Campo Grande	36
	Jundiaí	191
	Mogi das Cruzes	119
	Belo Horizonte	73
	Porto Real	108
	Maringá	160
	Marilia	159
	Curitiba	119
	Baurú	39

	Itabirito	320

Argentina	Alcorta, Buenos Aires	73
	Monte Grande, Buenos Aires	32

SIGNIFICANT SUBSIDIARIES

The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2014:

Name of Company	Jurisdiction of Incorporation	Percentage Owned	Description

Propimex, S. de R.L. de C.V.	Mexico	100.0%	Manufacturer and distributor of bottled beverages.

Controladora Interamericana de Bebidas, S. de R.L. de C.V.	Mexico	100.0%	Holding company of manufacturers and distributors of beverages.

Spal Industria Brasileira de Bebidas, S.A.	Brazil	96.1%	Manufacturer and distributor of bottled beverages.

Distribuidora y Manufacturera del Valle de México, S. de R.L. de C.V.	Mexico	100.0%	Manufacturer and distributor of bottled beverages.

Servicios Refresqueros del Golfo, S. de R.L. de C.V.	Mexico	100.0%	Manufacturer and distributor of bottled beverages.

Item 4.A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

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

Effects of Changes in Economic Conditions. Our results are affected by changes in economic conditions in Mexico, Brazil and in the other countries in which we operate. For the year ended December 31, 2014, more than 70% of our total revenues were attributable to Mexico and Brazil. In addition to Mexico and Brazil, we also conduct operations in Central America (including Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Argentina.

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

Recent Developments in the Venezuelan Exchange Control Regime. We have historically used the official exchange rate (currently 6.30 bolivars to US$1.00) in our Venezuelan operations. Nonetheless, since the beginning of 2014, the Venezuelan government announced a series of changes to the Venezuelan exchange control regime. In January 2014, the Venezuelan government announced an exchange rate determined by the state-run system known as SICAD. In March 2014, the Venezuelan government announced a new law that authorized an alternative method of exchanging Venezuelan bolivars to U.S. dollars known as SICAD II. In February 2015, the Venezuelan government announced that it was replacing SICAD II with a new market-based exchange rate determined by the system known as SIMADI. The SICAD determines the exchange rates based on limited periodic sales of U.S. dollars through auctions in which only entities authorized by the Venezuelan government may participate, while SIMADI determines the exchange rates based on supply and demand of U.S. dollars, in which participation does not require authorization by the Venezuelan government. The SICAD and SIMADI exchange rates in effect as of April 10, 2015, were 12.00 and 193.51 bolivars per US$1.00, respectively.

We translated our results of operations in Venezuela for the full year ended December 31, 2014 into our reporting currency, the Mexican peso, using the SICAD II exchange rate of 49.99 bolivars to US$1.00, which was the exchange rate in effect as of such date. As a result, we recognized a reduction in equity of Ps.11,836 million as of December 31, 2014 and as of such date, our foreign direct investment in Venezuela was Ps.4,015 million. This reduction adversely affected our financial results in the amount of Ps.1,895 million and our financial position for the year ended December 31, 2014. Based upon our specific facts and circumstances, we anticipate using the SIMADI exchange rate to translate our future results of operations in Venezuela into our reporting currency, the Mexican peso, commencing with our results for the first quarter of 2015. This translation effect will further adversely affect our results of operations and financial position.

The Venezuelan government has established that imports of certain of our raw materials into Venezuela qualify as transactions that may be settled using the official exchange rate of 6.30 bolivars per US$1.00. To the extent that imports of these raw materials continue to be so qualified, we will continue to account for these transactions using the official exchange rate. However, we will continue to monitor any changes that may affect the applicable exchange rate that we use to settle imports of our raw materials into Venezuela.

Critical Accounting Judgments and Estimates

In the application of our accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

For a description of all of our critical accounting judgments and estimates, see note 2.3 to our consolidated financial statements.

New Accounting Pronouncements

For a description of the new IFRS and amendments to IFRS adopted during 2014, see note 2.4 to our consolidated financial statements.

Results

The following table sets forth our consolidated income statements for the years ended December 31, 2014, 2013 and 2012.

	Year Ended December 31,
	2014(1)		2014	2013(2)	2012(3)
	(in millions of Mexican pesos or millions of U.S. dollars, except per share data)
Revenues:
Net sales	US$	9,963	Ps.146,948	Ps.155,175	Ps.146,907
Other operating revenues		24	350	836	832

Total revenues		9,987	147,298	156,011	147,739
Cost of goods sold		5,350	78,916	83,076	79,109

Gross profit		4,637	68,382	72,935	68,630
Costs and expenses:
Administrative expenses		433	6,385	6,487	6,217
Selling expenses		2,743	40,465	44,828	40,223
Other income		68	1,001	478	545
Other expenses		79	1,159	1,101	1,497
Interest expenses		376	5,546	3,341	1,955
Interest income		26	379	654	424
Foreign exchange (loss) gain, net		(66)	(968)	(739)	272
Loss on monetary position for subsidiaries in hyperinflationary economies		22	312	393	—
Market value gain on financial instruments		2	25	46	13

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		1,014	14,952	17,224	19,992
Income taxes		262	3,861	5,731	6,274
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes		(8)	(125)	289	180

Consolidated net income		744	10,966	11,782	13,898
Equity holders of the parent		715	10,542	11,543	13,333
Non-controlling interest		29	424	239	565

Consolidated net income		744	10,966	11,782	13,898
Net equity holders of the parent (U.S. dollars and Mexican pesos):
Earnings per share(4)		0.34	5.09	5.61	6.62

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps.14.75 to US$1.00 solely for the convenience of the reader.

(2)	Includes results of CCFPI from February 2013 using the equity method, results of Grupo Yoli from June 2013, Companhia Fluminense from September 2013 and Spaipa from November 2013. See “Item 4—Information on the Company—The Company—Corporate History.”

(3)	Includes results of Grupo Fomento Queretano from May 2012. See “Item 4—Information on the Company—The Company—Corporate History.”

(4)	Computed of the basis of the weighted average number of shares outstanding during the period: 2,072.92 million, 2,056.20 million and 2,015.14 million in 2014, 2013 and 2012, respectively.

Operations by Consolidated Reporting Segment

The following table sets forth certain financial information for each of our consolidated reporting segments for the years ended December 31, 2014, 2013 and 2012. See Note 25 to our consolidated financial statements for additional information about all of our consolidated reporting segments.

	Year Ended December 31,
	2014	2013	2012
	(in millions of Mexican pesos)
Total revenues
Mexico and Central America(1)	71,965	70,679	66,141
South America (excluding Venezuela)(2)	66,367	53,774	54,821
Venezuela	8,966	31,558	26,777
Gross profit
Mexico and Central America(1)	36,453	34,941	31,643
South America (excluding Venezuela)(2)	27,372	22,374	23,667
Venezuela	4,557	15,620	13,320

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama. Includes results of Grupo Yoli from June 2013.

(2)	Includes Colombia, Brazil and Argentina. Includes results of Companhia Fluminense from September 2013 and Spaipa from November 2013.

Results for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Consolidated Results

Total Revenues. Our reported consolidated total revenues decreased 5.6% to Ps.147,298 million in 2014, as compared to 2013, mainly due to the negative translation effect resulting from the use of the SICAD II exchange rate to translate the results of our Venezuelan operations to Mexican pesos. Excluding the non-comparable effects of Companhia Fluminense and Spaipa in Brazil and Grupo Yoli in Mexico, total revenues were Ps.134,088 in 2014, a decrease of 14.1% with respect to 2013. On a currency neutral basis and excluding the non-comparable effects of Companhia Fluminense, Spaipa and Grupo Yoli in 2014, total revenues grew 24.7%, driven by average price per unit case increases in most of our territories, and volume growth in Brazil, Colombia, Venezuela and Central America.

Total sales volume increased 6.6% to 3,417.3 million unit cases in 2014, as compared to 2013. Excluding the integration of Grupo Yoli in Mexico and Companhia Fluminense and Spaipa in Brazil, volumes declined 0.7% to 3,182.8 million unit cases in 2014. This decrease was mainly due to a volume decline in our Mexican operation as a result of price increases implemented to offset the effect of the recently imposed excise tax on sweetened beverages. On the same basis, our bottled water portfolio grew 5.0%, mainly driven by the performance of the Crystal brand in Brazil, the Aquarius and Bonaqua brands in Argentina, the Nevada brand in Venezuela and the Manantial brand in Colombia. The still beverage category grew 1.9%, mainly driven by the performance of the Jugos del Valle line of business in Colombia, Venezuela and Brazil, and the Powerade brand across most of our territories. These increases partially compensated for the performance of our sparkling beverage category, which declined 0.9%, driven by the volume decline in our Mexican operations and a 3.5% volume decline in our bulk water business.

Consolidated average price per unit case decreased 13.2%, reaching Ps.40.92 in 2014, as compared to Ps.47.15 in 2013. This decline was driven by the negative translation effect in the results of our Venezuelan operations discussed above. In local currency, average price per unit case increased in all of our territories, except for Colombia.

Gross Profit. Our reported gross profit decreased 6.2% to Ps.68,382 million in 2014, as compared to 2013, mainly due to the negative translation effect in the results of our Venezuelan operations discussed above. In local currency, lower sweetener and PET prices in most of our operations were offset by the depreciation of the average exchange rate of the Argentine peso, the Brazilian real, the Colombian peso and the Mexican peso as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 46.4% in 2014.

The components of cost of goods sold include raw materials (principally concentrate, sweeteners and packaging materials), depreciation costs attributable to our production facilities, wages and other employment costs associated with the labor force employed at our production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of our products in local currency net of applicable taxes. Packaging materials, mainly PET and aluminum, and HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues decreased 110 basis points to 31.8% in 2014 as compared to 2013. Administrative and selling expenses in absolute terms decreased 8.7%, mainly as a result of the lower contribution of our Venezuelan operations driven by the negative translation effect discussed above. In local currency, operating expenses decreased as a percentage of revenues in most of our territories, despite the continued marketing investments to support our marketplace execution and bolster our returnable packaging base across our operations, higher labor costs in Venezuela and Argentina and higher freight costs in Brazil and Venezuela.

In 2014, we reported other operating expenses of Ps.548 million. These expenses were mainly driven by (i) an operating currency fluctuation effect in Venezuela recorded during the second quarter of 2014, (ii) an operating currency fluctuation effect across our territories in the fourth quarter of 2014, (iii) restructuring charges mainly in our Mexican operations and (iv) a loss on the sale of certain fixed assets.

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

Our comprehensive financing result in 2014 recorded an expense of Ps.6,422 million as compared to an expense of Ps.3,773 million in 2013. This increase was mainly driven by higher interest expense due to a larger debt position and a foreign exchange loss mainly as a result of the depreciation of the end-of-period exchange rate of the Mexican peso during the year as applied to a higher U.S. dollar-denominated net debt position.

Income Taxes. Income taxes decreased to Ps.3,861 million, from Ps.5,731 million in 2013. In 2014, income taxes, as a percentage of income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method, were 25.8% as compared to 33.3% in 2013. The lower effective tax rate registered during 2014 was mainly driven by (i) a smaller contribution from our Venezuelan subsidiary (resulting from the use of the SICAD II rate for translation purposes) which carries a higher effective tax rate, (ii) the inflationary tax effects in Venezuela, and (iii) a one-time benefit related to the settlement of certain contingent tax liabilities under the tax amnesty program offered by the Brazilian tax authorities, which was registered during the third quarter of 2014.

Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes. In 2014, we reported a loss of Ps.125 million in share of the profit of associates and joint ventures accounted for using the equity method, net of taxes, mainly due to an equity method loss of CCFPI, which was partially compensated by an equity method gain from our non-carbonated joint ventures in Mexico and Brazil.

On January 25, 2013, as part of our efforts to expand our geographic reach, we acquired a 51% non-controlling majority stake in CCFPI. We currently recognize the results of CCFPI in our financial statements using the equity method. In 2014, we recognized an equity loss of Ps.334 million regarding our economic interest in CCFPI. We reported our equity method investment in CCFPI as a separate reporting segment. For further information see Notes 9 and 25 to our consolidated financial statements.

Net Controlling Interest Income (Equity holders of the parent). Our consolidated net controlling interest income decreased 8.7% to Ps.10,542 million in 2014, as compared to 2013, mainly as a result of the lower contribution of our Venezuelan operations driven by the negative translation effect discussed above. Earnings per share in 2014 were Ps.5.09 (Ps.50.86 per ADS) computed on the basis of 2,072.9 million outstanding shares (each ADS represents 10 Series L shares) as of December 31, 2014.

Results by Consolidated Reporting Segment

Mexico and Central America

Total Revenues. Reported total revenues from our Mexico and Central America division increased 1.8% to Ps.71,965 million in 2014, as compared to 2013, driven by the integration of Grupo Yoli in our Mexican operations. Excluding the non-comparable effect of Grupo Yoli in Mexico in 2014, total revenues decreased 0.5% as a result of a volume decline in Mexico related to price increases implemented to offset the effect of the recently imposed excise tax on sweetened beverages. On a currency neutral basis and excluding the non-comparable effect of Grupo Yoli in Mexico in 2014, total revenues in the division decreased 0.6%.

Total sales volume decreased 1.8% to 1,918.5 million unit cases in 2014, as compared to 2013. Excluding the non-comparable effect of Grupo Yoli in Mexico in 2014, total volume decreased 3.8%. On the same basis, a 4.6% volume contraction in Mexico was partially compensated by a 5.1% volume increase in Central America, mainly driven by growth in Nicaragua and Guatemala. Our bottled water portfolio, including bulk water, decreased 2.7%. Our sparkling beverage category and our still beverage category decreased 3.9% and 6.9%, respectively.

Total sales volume in Mexico decreased 2.4% to 1,754.9 million unit cases in 2014, as compared to 1,798.0 million unit cases in 2013. Excluding the non-comparable effect of Grupo Yoli in Mexico, total volume decreased 4.6% to 1,715.2 million unit cases. The volume contraction in our Mexican operation was driven by the price increase implemented in the country as a result of the excise tax on sweetened beverages. On the same basis, sales volume of our sparkling beverage category, our bottled water portfolio, our bulk water business and our still beverage category decreased 4.8%, 2.3%, 3.2% and 8.8%, respectively.

Total sales volume in Central America increased 5.1% to 163.6 million unit cases in 2014, as compared to 155.6 million unit cases in 2013. The sales volume in our sparkling beverage category grew 5.0%, mainly driven by the strong performance of the Coca-Cola brand in Guatemala and Nicaragua, which grew 8.9% and 7.1%, respectively. Sales volume in the still beverage category increased 3.9%, due to the performance of the Powerade brand in Guatemala and Panama and the Hi-C brand in Nicaragua. The bottled water business, including bulk water, grew 11.4%, mainly driven by the performance of the Alpina and Dasani brands.

Gross Profit. Our reported gross profit increased 4.3% to Ps.36,453 million in 2014, as compared to 2013. Lower sweetener and PET prices in the division were partially offset by the depreciation of the average exchange rate of most of our division’s currencies as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 50.7% in 2014, an increase of 122 basis points as compared with the previous year.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues increased 30 basis points to 33.4% in 2014, as compared with the same period in 2013. Administrative and selling expenses in absolute terms increased 2.9% as compared to 2013. Excluding the non-comparable effect of Grupo Yoli in 2014, administrative and selling expenses remained flat as compared to 2013 due to a tight expense control.

South America (excluding Venezuela)

Total Revenues. Reported total revenues were Ps.66,367 million in 2014, an increase of 23.4% as compared to 2013, mainly due to the integration of the new territories in Brazil, average price per unit case increases in local currency in Argentina and Brazil, and volume growth in Colombia and Brazil (excluding Companhia Fluminense and Spaipa). Excluding beer, which accounted for Ps.7,117.7 million during 2014, total revenues increased 17.8% as compared to 2013. Excluding the non-comparable effect of Companhia Fluminense and Spaipa in 2014, total revenues increased 1.8%.

Total sales volume in our South America division, excluding Venezuela, increased 22.3% to 1,257.7 million unit cases in 2014 as compared to 2013, as a result of growth in Brazil and Colombia, which compensated for a volume decline in Argentina. Excluding the non-comparable effect of Companhia Fluminense and Spaipa in 2014, volumes increased 3.5% as compared to 2013. On the same basis, the still beverage portfolio grew 15.5%, mainly driven by the Jugos del Valle line of business in Colombia and Brazil and the performance of the Powerade brand in Argentina and Colombia. Our bottled water portfolio, including bulk water, increased 7.7% mainly driven by the Crystal brand in Brazil and the Aquarius and Bonaqua brands in Argentina. The sparkling beverage portfolio increased 2.1% as compared to 2013.

Total sales volume in Colombia increased 8.2% to 298.4 million unit cases in 2014, as compared to 275.7 million unit cases in 2013. The sales volume in the sparkling beverage category grew 8.1%, mainly driven by a 7.2% increase of the Coca-Cola brand. Sales volume in the still beverage category increased 34.8%, mainly driven by the performance of the Del Valle Fresh and FUZE tea brands. The bottled water business, including bulk water, decreased 2.2% mainly driven by the performance of the Brisa brand.

Total sales volume in Argentina decreased 0.6% to 225.7 million unit cases in 2014, as compared to 227.1 million unit cases in 2013. Sales volume in the sparkling beverage category decreased 2.5%. The bottled water business, including bulk water, increased 18.3%, driven by the Aquarius and Bonaqua brands. Sales volume in the still beverage category grew 7.5%, driven by the performance of the Powerade brand.

Total sales volume in Brazil increased 39.7% to 733.5 million unit cases in 2014, as compared to 525.2 million unit cases in 2013. Excluding the non-comparable effect of Companhia Fluminense and Spaipa in 2014, volume grew 2.7% to 539.5 million unit cases in 2014. On the same basis, sales volume in the bottled water business, including bulk water, increased 18.7%. Sales volume in the still beverage category increased 2.7%, mainly due to the performance of the Jugos del Valle line of business, and our sparkling beverage category increased 1.6%.

Gross Profit. Gross profit reached Ps.27,372 million, an increase of 22.3% in 2014, as compared to 2013. In local currency, cost of goods sold increased as a result of the depreciation of the average exchange rate of the Argentine peso, the Brazilian real and the Colombian peso as applied to our U.S. dollar-denominated raw material costs, which were partially compensated by lower PET prices in Colombia and Argentina, and lower sweetener prices in Argentina and Brazil. Reported gross margin reached 41.2% in 2014.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues decreased 110 basis points to 29.3% in 2014, as compared to 2013. Administrative and selling expenses in absolute terms increased 18.9%, mainly as a result of the integration of the new franchises in Brazil. Excluding the non-comparable effect of Companhia Fluminense and Spaipa in Brazil in 2014, administrative and selling expenses remained flat as compared to 2013, despite continued marketing investments to support our marketplace execution and bolster our returnable packaging base in Brazil, higher labor costs in Argentina and higher freight costs in Brazil.

Venezuela

Total Revenues. Total revenues in Venezuela reached Ps.8,966 million in 2014, a decrease of 71.6% as compared to 2013, mainly due to the negative translation effect resulting from the use of the SICAD II exchange rate to translate the results of our Venezuelan operations to Mexican pesos. Average price per unit case was Ps.37.18 in 2014, a decrease of 73.7% as compared to 2013. On a currency neutral basis, our revenues in Venezuela increased by 100.3%.

Total sales volume increased 8.2% to 241.1 million unit cases in 2014, as compared to 222.9 million unit cases in 2013. The sales volume in the sparkling beverage category grew 8.4%, driven by the strong performance of the Coca-Cola brand, which grew 15.9%. The bottled water business, including bulk water, grew 1.5%. The still beverage category increased 12.0%, due to the performance of the Del Valle Fresh orangeade, Powerade and Kapo.

Gross Profit. Gross profit was Ps.4,557 million, a decrease of 70.8% in 2014, as compared to 2013, as a result of the negative translation effect in the results of our Venezuelan operations discussed above. In local currency, cost of goods sold increased as a result of higher sugar prices. Reported gross margin reached 50.8% in 2014, an increase of 132 basis points as compared with the previous year.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues decreased 150 basis points to 35.1% in 2014, as compared to 2013. Administrative and selling expenses in absolute terms decreased 72.7% as compared to 2013, mainly as a result of the negative translation effect in the results of our Venezuelan operations discussed above. In local currency, administrative and selling expenses growth exceeded inflation growth as a consequence of higher labor and freight costs in the country.

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

Total sales volume increased 5.2% to 3,204.6 million unit cases in 2013, as compared to 2012. Excluding the integration of Grupo Fomento Queretano and Grupo Yoli in our Mexican operations and Spaipa and Companhia Fluminense in our Brazilian operations, volumes remained flat at 3,055.2 million unit cases in 2013. On the same basis, the still beverage category grew 8.5%, mainly driven by the performance of the Jugos del Valle line of business, Powerade and FUZE tea across our territories. In addition and excluding the newly integrated territories, our bottled water portfolio grew 5.3%, driven by the performance of Ciel, Bonaqua, and Brisa brands. These increases compensated for flat volumes in our sparkling beverage category and a 2.2% decrease in our bulk water business.

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

Gross Profit. Gross profit increased 6.3% to Ps.72,935 million in 2013, as compared to 2012. Cost of goods sold increased 5.0%, mainly as a result of lower sugar prices in most of our territories in combination with the appreciation of the average exchange rate of the Mexican peso, which compensated for the depreciation of the average exchange rate of the Venezuelan bolivar, the Argentine peso, the Brazilian real and the Colombian peso as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 46.7%, an increase of 20 basis points as compared to 2012.

The components of cost of goods sold include raw materials (principally concentrate, sweeteners and packaging materials), depreciation costs attributable to our production facilities, wages and other employment costs associated with the labor force employed at our production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of our products in local currency net of applicable taxes. Packaging materials, mainly PET and aluminum, and HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.

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

Comprehensive Financing Result. Our comprehensive financing result in 2013 recorded an expense of Ps.3,772 million as compared to an expense of Ps.1,246 million in 2012. This increase was mainly driven by higher interest expense due to a larger debt position and a foreign exchange loss mainly as a result of the depreciation of the end-of-period exchange rate of the Mexican peso during the year as applied to a higher U.S. dollar-denominated net debt position.

Income Taxes. Income taxes decreased to Ps.5,731 million in 2013, from Ps.6,274 million in 2012. In 2013, income taxes, as a percentage of income before taxes and share of profit of associates and joint ventures accounted for using the equity method were 33.3%, as compared to 31.4% in 2012. The difference was mainly driven by lower effective tax rates imposed in 2012 resulting from a tax benefit related to interest on capital derived from a dividend declared by our Brazilian subsidiary.

Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes. In 2013, we reported a gain of Ps.289 million in share of the profit of associates and joint ventures accounted for using the equity method, net of taxes mainly due to the effect of CCFPI, Jugos del Valle in Mexico and Leão Alimentos in Brazil in our equity method calculation.

In 2013, we recognized equity income of Ps.108 million regarding our economic interest in CCFPI. We reported our equity method investment in CCFPI as a separate reporting segment. For further information see Notes 9 and 25 to our consolidated financial statements.

Net Controlling Interest Income (Equity holders of the parent). Our consolidated net controlling interest income decreased 13.4% to Ps.11,543 million in 2013, as compared to 2012. Earnings per share in 2013 were Ps.5.61 (Ps.56.14 per ADS) computed on the basis of 2,056.0 million shares outstanding (each ADS represents 10 Series L shares) as of December 31, 2013.

Results by Consolidated Reporting Segment

Mexico and Central America

Total Revenues. Reported total revenues from our Mexico and Central America division increased 6.9% to Ps.70,679 million in 2013, as compared to 2012, mainly supported by the integration of Grupo Fomento Queretano and Grupo Yoli in our Mexican operations. Excluding the integration of Grupo Fomento Queretano and Grupo Yoli in Mexico, total revenues grew 1.8%. On a currency neutral basis and excluding the recently integrated territories in Mexico, total revenues in the division increased 2.3%.

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

Gross Profit. Our reported gross profit increased 10.4% to Ps.34,941 million in 2013, as compared to 2012. Cost of goods sold increased 3.6%, mainly as a result of lower sugar prices in the division in combination with the average appreciation of the Mexican peso as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 49.4% in 2013, an expansion of 160 basis points as compared with the previous year.

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

South America (excluding Venezuela)

Total Revenues. Reported total revenues were Ps.53,774 million in 2013, a decrease of 1.9% as compared to 2012. The negative translation effect resulting from the devaluation of the Argentine peso, the Brazilian real and the Colombian peso compensated for the results of the recently integrated franchises of Companhia Fluminense and Spaipa in Brazil during the second half of the year. Excluding beer, which accounted for Ps.4,093 million during 2013, and the effect of integrating Spaipa and Companhia Fluminense in our Brazilian operations, revenues decreased 2.3% to Ps.49,681 million. On a currency neutral basis and excluding the non-comparable effect of Companhia Fluminense and Spaipa in Brazil, total revenues increased 6.0%, mainly due to average price per unit case increases in Argentina and Brazil, and volume growth in Colombia and Argentina which more than compensated for the decrease in average price per unit case in Colombia.

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

Total sales volume in Colombia increased 7.8% to 275.7 million unit cases in 2013, as compared to 255.8 million unit cases in 2012. The sales volume in the sparkling beverage category grew 5.4%, mainly driven by a 7.0% volume increase of the Coca-Cola brand. Sales volume in the still beverage category increased 33.9%, mainly driven by Del Valle Fresh and FUZE tea. The bottled water business, including bulk water, grew 8.0% mainly driven by the Brisa brand.

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

Gross Profit. Gross profit reached Ps.22,374 million, a decrease of 5.5% in 2013, as compared to 2012, as a result of the negative translation effect generated by the devaluation of the Argentine peso, the Brazilian real and the Colombian peso during the year. In local currency, cost of goods sold increased as a result of the depreciation of the average exchange rate of the Argentine peso, the Brazilian real and the Colombian peso as applied to our U.S. dollar-denominated raw material costs. This increase was partially compensated by lower PET prices in Brazil and lower sweetener prices in the division. Reported gross margin reached 41.6% in 2013.

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

Gross Profit. Gross profit was Ps.15,620 million in 2013, an increase of 17.3% as compared to 2012. Cost of goods sold increased 18.4%. Lower sweetener and PET prices during the year compensated for the devaluation of the Venezuelan bolivar as applied to our U.S. dollar-denominated raw material costs. Reported gross margin decreased to 49.5% in 2013, as compared to 49.7% in 2012.

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

Our total indebtedness was Ps.66,027 million as of December 31, 2014, as compared to Ps.60,461 million as of December 31, 2013. Short-term debt and long-term debt were Ps.1,206 million and Ps.64,821 million, respectively, as of December 31, 2014, as compared to Ps.3,586 million and Ps.56,875 million, respectively, as of December 31, 2013.

Total debt increased Ps.5,566 million in 2014, compared to year end 2013. Net debt increased Ps.7,914 million in 2014 mainly as a result of the lower cash balance that derived from the negative translation effect in the results of our Venezuelan operations discussed above. We had cash outflows in 2014 resulting from dividend payments and the prepayment of outstanding bank debt. As of December 31, 2014, our cash and cash equivalents were Ps.12,958 million, as compared to Ps.15,306 million as of December 31, 2013. As of December 31, 2014, our cash and cash equivalents were comprised of 64% U.S. dollars, 9% Mexican pesos, 11% Brazilian reais, 11% Venezuelan bolivars, 2% Argentine pesos, 2% Colombian pesos and 1% Costa Rican colones. As of March 31, 2015, our cash and cash equivalents balance, including restricted cash, was Ps.12,781 million including US$519 million denominated in U.S. dollars. We believe that these funds, in addition to the cash generated by our operations, are sufficient to meet our operating requirements.

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

Sources and Uses of Cash. The following table summarizes the sources and uses of cash for the years in the periods ended December 31, 2014, 2013 and 2012, from our consolidated statements of changes in cash flows:

	Year Ended December 31,
	2014	2013	2012
	(in millions of Mexican pesos)
Net cash flows from operating activities	24,406	22,097	23,650
Net cash flows used in investing activities(1)	(11,137)	(49,481)	(10,989)
Net cash flows (used in) / from financing activities	(11,350)	23,506	60
Dividends paid	(6,030)	(6,002)	(5,733)

(1)	Includes property, plant and equipment, investment in shares and other assets.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2014:

	As of December 31, 2014
	(in millions of Mexican pesos)
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total
Debt(1)
Mexican pesos	Ps. —	Ps.2,473	Ps. —	Ps.9,988	Ps.12,461
U.S. dollars	30	21,625	7,322	21,903	50,880
Brazilian reais	22	136	87	72	317
Colombian pesos	492	277	—	—	769
Argentine pesos	442	400	—	—	842
Capital Leases
Brazilian reais	220	448	61	31	760
Interest Payments on Debt(2)
Mexican pesos	708	1,887	1,233	1,076	4,904
U.S. dollars	1,731	5,124	2,351	12,122	21,328
Brazilian reais	44	75	17	8	144
Colombian pesos	28	16	—	—	44
Argentine pesos	187	51	—	—	238
Cross Currency and Interest Rate Swaps
Mexican pesos to U.S. dollars(3)	—	—	681	—	681
Brazilian reais to U.S. dollars(4)	—	6	2,321	—	2,327
Forwards
U.S. dollars to Mexican pesos(5)	127	—	—	—	127
U.S. dollars to Brazilian reais(6)	71	—	—	—	71
U.S. dollars to Colombian pesos(7)	72	—	—	—	72
U.S. dollars to Argentine pesos(8)	(16)	—	—	—	(16)
Collar Options
U.S. dollars to Mexican pesos(9)	35	—	—	—	35
U.S. dollars to Colombian pesos(10)	21	—	—	—	21
Operating Leases
Mexican pesos	173	557	201	424	1,355
U.S. dollars	77	227	75	147	526

Commodity Hedge Contracts
Sugar(11)	(285)	(103)	—	—	(388)
Aluminum(12)	(12)	(9)	—	—	(21)
Expected Benefits to be Paid for Pension and Retirement Plans, Seniority Premiums and Post-employment	267	447	135	840	1,689

(1)	Excludes the effect of cross currency swaps.

(2)	Interest was calculated using the contractual debt and nominal interest rates as of December 31, 2014. Liabilities denominated in U.S. dollars were converted to Mexican pesos at an exchange rate of Ps.14.72 per U.S. dollar, the exchange rate reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2014.

(3)	Cross-currency and interest rate swaps used to convert U.S. dollar-denominated fixed rate debt into Mexican peso-denominated floating rate debt with a notional amount of Ps.6,476 million with a maturity date as of 2018. These cross-currency and interest rate swaps are considered hedges for accounting purposes, and are related to U.S. dollar-denominated senior notes. The amounts shown in the table are fair value figures as of December 31, 2014.

(4)	Cross-currency and interest rate swaps used to convert U.S. dollar-denominated floating rate debt into Brazilian real-denominated floating rate debt with a notional amount of Ps.20,311 million with a maturity date as of 2018; and cross-currency and interest rate swaps used to convert U.S. dollar-denominated fixed rate into Brazilian real-denominated floating rate with a notional amount of Ps.6,623 million with a maturity date as of 2018, and Ps.30 million with a maturity date as of 2015. These cross-currency swaps are considered hedges for accounting purposes and the amounts shown in the table are fair value figures as of December 31, 2014.

(5)	Reflects the market value as of December 31, 2014 of forward derivative instruments used to hedge against fluctuation in the Mexican pesos. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2014.

(6)	Reflects the market value as of December 31, 2014 of forward derivative instruments used to hedge against fluctuation in the Brazilian real. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2014.

(7)	Reflects the market value as of December 31, 2014 of forward derivative instruments used to hedge against fluctuation in the Colombian pesos. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2014.

(8)	Reflects the market value as of December 31, 2014 of forward derivative instruments used to hedge against fluctuation in the Argentine pesos. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2014.

(9)	Reflects the market value as of December 31, 2014 of a collar derivative instrument (composed of a call and a put options with the same notional amount and maturity and with different strike levels) used to hedge against fluctuation in the Mexican pesos. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2014.

(10)	Reflects the market value as of December 31, 2014 of a collar derivative instrument (composed of a call and a put options with the same notional amount and maturity and with different strike levels) used to hedge against fluctuation in the Colombian pesos. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2014.

(11)	Reflects the market value as of December 31, 2014 of futures contracts used to hedge sugar cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2014.

(12)	Reflects the market value as of December 31, 2014 of futures and forwards contracts used to hedge aluminum cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2014.

Debt Structure

The following chart sets forth the debt breakdown of our company and its subsidiaries by currency and interest rate type as of December 31, 2014:

Currency	Percentage of Total Debt(1)(2)	Average Nominal Rate(3)	Average Adjusted Rate(1)(4)
Mexican pesos	29.2%	5.6%	4.9%
U.S. dollars	28.3%	3.4%	6.1%
Colombian pesos	1.2%	5.9%	5.9%
Brazilian reais	39.9%	4.8%	11.0%
Argentine pesos	1.3%	26.9%	26.9%

(1)	Includes the effects of our derivative contracts as of December 31, 2014, including cross currency swaps from U.S. dollars to Mexican pesos and U.S. dollars to Brazilian reais.

(2)	Due to rounding, these figures may not equal 100%.

(3)	Annual weighted average interest rate per currency as of December 31, 2014.

(4)	Annual weighted average interest rate per currency as of December 31, 2014 after giving effect to interest rate swaps and cross currency swaps. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

Summary of Significant Debt Instruments

The following is a brief summary of our significant long-term indebtedness with restrictive covenants outstanding as of April 10, 2015:

Mexican Peso-Denominated Bonds (Certificados Bursátiles).

On May 24, 2013, we issued Ps.7,500 million aggregate principal amount of certificados bursátiles bearing a 5.46% coupon and due May 2023. These certificados bursátiles are guaranteed by Propimex, our main operating subsidiary in Mexico, Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. (formerly Yoli de Acapulco, S.A. de C.V.) and Controladora Interamericana de Bebidas, S. de R.L. de C.V., or the Guarantors.

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

Bank Loans. As of December 31, 2014, we had a number of bank loans in U.S. dollars, Colombian pesos, Brazilian reais, and Argentine pesos, with an aggregate principal amount of Ps.8,922 million. The bank loans denominated in U.S. dollars guaranteed by the Guarantors contain restrictions on liens, fundamental changes such as mergers and sale of certain assets. In addition, we are required to comply with a maximum net leverage ratio. Finally, some of our bank loans include a mandatory prepayment clause which gives the lender the option to require us to prepay such loans upon a change of control.

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

We have various losses related to tax, legal and labor proceedings, and have recorded reserves as other liabilities in those cases where we believe an unfavorable resolution is probable. We use outside legal counsel for certain complicated cases. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2014:

Long-Term
Tax, primarily indirect taxes	Ps. 2,198
Labor	1,543
Legal	427

Total	Ps. 4,168

We periodically assess the probability of loss for such contingencies and accrues a provision and/or discloses the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a provision for the estimated loss. See Note 24 to our consolidated financial statements.

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

As is customary in Brazil, we have been required by the relevant authorities to collateralize tax contingencies currently in litigation amounting to Ps.3,026 million, Ps.2,248 million and Ps.2,164 million as of December 31, 2014, 2013 and 2012, respectively, by pledging fixed assets, or providing bank guarantees.

In connection with certain past business combinations, we have been indemnified by the sellers for certain contingencies. We have agreed to comparable indemnifications provisions in our agreements in connection with our merger with Grupo Yoli and our acquisitions of Companhia Fluminense and Spaipa. See “Item 4. Information on the Company—The Company—Corporate History.”

Capital Expenditures

The following table sets forth our capital expenditures, including investment in property, plant and equipment, deferred charges and other investments for the periods indicated on a consolidated basis and by consolidated reporting segment:

	Year Ended December 31,
	2014	2013	2012
	(millions of Mexican pesos)
Capital expenditures, net(1)	11,313	11,703	10,259

(1)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

	Year Ended December 31,
	2014	2013	2012
	(millions of Mexican pesos)
Mexico and Central America(1)	3,952	5,287	5,350
South America (excluding Venezuela)(2)	6,198	4,447	3,878
Venezuela	1,163	1,969	1,031

Total	11,313	11,703	10,259

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Colombia, Brazil and Argentina.

In 2014, we focused our capital expenditures on investments in (1) increasing production capacity, (2) placing coolers with retailers, (3) returnable bottles and cases, (4) improving the efficiency of our distribution infrastructure and (5) information technology. Through these measures, we strive to improve our profit margins and overall profitability.

Since 2012, we have focused part of our capital expenditures in the construction of a production plant in Minas Gerais, Brazil, which was completed and began operations in November 2014, and the construction of a production plant in Tocancipá, Colombia, which was completed and began operations in February 2015. See “Item 4. Information on the Company—Description of Property, Plant and Equipment.”

We have budgeted approximately US$850 million for our capital expenditures in 2015. Our capital expenditures in 2015 are primarily intended for:

•	investments in production capacity;

•	market investments;

•	returnable bottles and cases;

•	improvements throughout our distribution network; and

•	investments in information technology.

We estimate that of our projected capital expenditures for 2015, approximately 28% will be for our Mexican territories and the remaining will be for our non-Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2015. Our capital expenditure plan for 2015 may change based on market and other conditions, our results and financial resources.

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

The following table provides a summary of the fair value of derivative instruments as of December 31, 2014. The fair market value is estimated using market prices that would apply to terminate the contracts at the end of the period and are confirmed by external sources, which generally are also our counterparties to the relevant contracts.

	Fair Value As Of December 31, 2014
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total fair value
	(millions of Mexican pesos)
Cross Currency Swaps
Mexican pesos to U.S. dollars	—	—	681	—	681
Brazilian reais to U.S. dollars	6	—	2,321	—	2,327
Forwards
U.S. dollars to Mexican pesos	127	—	—	—	127
U.S. dollars to Brazilian reais	71	—	—	—	71
U.S. dollars to Colombian pesos	72	—	—	—	72
U.S. dollars to Argentine pesos	(16)	—	—	—	(16)
Collar Options
U.S. dollars to Mexican pesos	35	—	—	—	35
U.S. dollars to Colombian pesos	21	—	—	—	21
Commodity Hedge Contracts
Sugar	(285)	(103)	—	—	(388)
Aluminum	(12)	(9)	—	—	(21)

In addition, our call option to acquire the remaining 49% stake in CCFPI and our put option to sell our ownership in CCFPI to The Coca-Cola Company are treated as derivative instruments for accounting purposes. See Note 19 of our consolidated financial statements for more information.

Item 6. Directors, Senior Management and Employees

Directors

Management of our business is vested in our board of directors and in our chief executive officer. In accordance with our bylaws and Article 24 of the Mexican Securities Market Law, our board of directors will consist of no more than 21 directors and their respective alternates, elected at the annual ordinary shareholders meeting for renewable terms of one year. Our board of directors currently consists of 21 directors and 19 alternate directors; 13 directors and their respective alternate directors are elected by holders of the Series A shares voting as a class; five directors and their respective alternate directors are elected by holders of the Series D shares voting as a class; and up to three directors and their respective alternate directors are elected by holders of the Series L shares voting as a class. Directors may only be elected by a majority of shareholders of the appropriate series, voting as a class.

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

At our ordinary shareholders meeting held on March 12, 2015, the following directors were appointed or confirmed: 13 directors and their respective alternates as applicable, were appointed or confirmed by holders of Series A shares, five directors and their respective alternates as applicable, were appointed or confirmed by holders of Series D shares and three directors and their respective alternates as applicable, were appointed or confirmed by holders of Series L shares. Our board of directors is currently comprised of 21 members.

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for information on relationships with certain directors and senior management.

As of the date of this annual report, our board of directors had the following members:

Series A Directors

José Antonio	Born:	February 1954
Fernández Carbajal	First elected:	1993, as director; 2001 as chairman.
Chairman	Term expires:	2016
	Principal occupation:	Executive Chairman of the Board of Directors of FEMSA.
	Other directorships:	Chairman of the board of directors of Fundación FEMSA A.C., Instituto Tecnológico y de Estudios Superiores de Monterrey, or ITESM, and the US Mexico Foundation. Member of the board of directors of Heineken Holding, N.V., and vice-chairman of the supervisory board, chairman of the America’s committee and member of the preparatory committee and selection and appointment committee of Heineken, N.V. Member of the boards of directors of Industrias Peñoles, S.A.B. de C.V., Grupo Televisa, S.A.B. de C.V., or Televisa, and Co-Chairman of the advisory board of Woodrow Wilson Center, Mexico Institute.
	Business experience:	Joined the strategic planning department of FEMSA in 1988, after which he held managerial positions at FEMSA Cerveza’s commercial division and OXXO. He was appointed Deputy Chief Executive Officer of FEMSA in 1991 and Chief Executive Officer in 1995, a position he held until December 31, 2013. As of January 1, 2014, he was appointed Executive Chairman of the board of directors of FEMSA.
	Education:	Holds a degree in Industrial Engineering and a Master in Business Administration, or MBA, from ITESM.
	Alternate director:	Bárbara Garza Lagüera Gonda(2)

Carlos Salazar Lomelín Director	Born:	April 1951
	First elected:	2000
	Term expires:	2016
	Principal occupation:	Chief Executive Officer of FEMSA.
	Other directorships:	Member of the boards of directors of FEMSA, Grupo Financiero BBVA Bancomer, S.A. de C.V., BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, AFORE Bancomer, S.A. de C.V., Seguros BBVA Bancomer, S.A. de C.V., Pensiones BBVA Bancomer, S.A. de C.V., ITESM and Fundación FEMSA. Member of the advisory board of Premio Eugenio Garza Sada, Centro Internacional de Negocios Monterrey A.C. (CINTERMEX), Asociación Promotora de Exposiciones, A.C. and the ITESM’s EGADE Business School. Executive Chairman of the strategic planning board of the State of Nuevo Leon, Mexico.
	Business experience:	In addition, Mr. Salazar has held managerial positions in several subsidiaries of FEMSA, including Grafo Regia, S.A. de C.V. and Plásticos Técnicos Mexicanos, S.A. de C.V., served as Chief Executive Officer of FEMSA Cerveza, where he also held various management positions in the Commercial Planning and Export divisions. In 2000 he was appointed our Chief Executive Officer, a position he held until December 31, 2013. As of January 1, 2014, he was appointed Chief Executive Officer of FEMSA.
	Education:	Holds a degree in Economics from ITESM, and performed postgraduate studies in Business Administration at ITESM and Economic Development in Italy.
	Alternate director:	Max Michel González

Daniel Alberto Rodríguez Cofré Director	Born:	June 1965
	First elected:	2015
	Term expires:	2016
	Principal occupation:	Chief Financial and Corporate Officer of FEMSA.
	Business experience:	Has broad experience in international finance in Latin America, Europe and Africa. He held several financial roles at Shell International Group in Latin America and Europe. In 2008 he was appointed as Chief Financial Officer of Centros Comerciales Sudamericanos S.A. (CENCOSUD), and from 2009 through 2014 he held the position of Chief Executive Officer at the same company.
	Education:	Holds a degree in Forest Engineering from Austral University of Chile and an MBA from Adolfo Ibañez University.
	Alternate director:	Paulina Garza Lagüera Gonda(2)

Javier Gerardo Astaburuaga Sanjines Director	Born:	July 1959
	First elected:	2006
	Term expires:	2016
	Principal occupation:	Vice-President of Corporate Development of FEMSA.
	Business experience:	Joined FEMSA as a financial information analyst and later acquired experience in corporate development, administration and finance, held various senior positions at FEMSA Cerveza between 1993 and 2001, including Chief Financial Officer and for two years he served as FEMSA Cerveza’s Director of Sales for the north region of Mexico, prior to his current position and until 2003, when he was appointed FEMSA Cerveza’s Co-Chief Executive Officer. He held the position of Chief Financial and Corporate Officer of FEMSA from 2006 to 2015.
	Other directorships:	Member of the board of directors of FEMSA and the supervisory board and audit committee of Heineken N.V.
	Education:	Holds a degree in accounting from ITESM and is licensed as a Certified Public Accountant, or CPA.
	Alternate director:	Francisco José Calderón Rojas

Federico Reyes García Director	Born:	September 1945
	First elected:	1992
	Term expires:	2016
	Principal occupation:	Independent consultant.
	Business experience:	At FEMSA, he held the position of Executive Vice-President of Corporate Development from 1992 to 1993, Chief Financial Officer from 1999 to 2006, and Corporate Development Officer until 2015.
	Other directorships:	Member of the boards of directors of FEMSA, Fundación FEMSA and Tec Salud.
	Education:	Holds a degree in Business and Finance from ITESM.
	Alternate director:	Alejandro Bailleres Gual

John Anthony Santa Maria Otazua Director	Born:	August 1957
	First elected:	2014
	Term expires:	2016
	Principal occupation:	Chief Executive Officer of Coca-Cola FEMSA.
	Business experience:	Has served as our Strategic Planning and Business Development Officer and Chief Operating Officer of our Mexican operations. He has experience in several areas of our company, namely development of new products and mergers and acquisitions. Has experience with different bottler companies in Mexico in areas such as Strategic Planning and General Management.
	Other directorships:	Member of the board of directors of Gentera, S.A.B. de C.V.
	Education:	Holds a degree in Business Administration and an MBA with a major in Finance from Southern Methodist University.
	Alternate director:	Héctor Treviño Gutiérrez

Mariana Garza Lagüera Gonda(2) Director	Born:	April 1970
	First elected:	2009
	Term expires:	2016
	Business experience:	Private investor
	Other directorships:	Member of the board of directors of FEMSA, ITESM and Museo de Historia Mexicana.
	Education:	Holds a degree in Industrial Engineering from ITESM and a Master’s degree in International Administration from the Thunderbird American Graduate School of International Administration.
	Alternate director:	Alfonso Garza Garza(1)

Ricardo Guajardo Touché Director	Born:	May 1948
	First elected:	1993
	Term expires:	2016
	Principal occupation:	Chairman of the board of directors of SOLFI, S.A., or Solfi.
	Other directorships:	Member of the boards of directors of FEMSA, Grupo Valores Operativos Monterrey, S.A.P.I. de C.V., El Puerto de Liverpool, S.A.B. de C.V., Alfa, S.A.B. de C.V., or Alfa, Grupo Financiero BBVA Bancomer, S.A. de C.V., BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Grupo Aeroportuario del Sureste, S.A. de C.V., Grupo Bimbo, S.A.B. de C.V., or Bimbo, Grupo Coppel, S.A. de C.V., ITESM and Vitro, S.A.B. de C.V.
	Business experience:	Has held senior executive positions at FEMSA, Grupo AXA, S.A. de C.V. and Valores de Monterrey, S.A.B. de C.V.
	Education:	Holds a degree in Electrical Engineering from ITESM and the University of Wisconsin and a Master’s degree from the University of California at Berkeley.
	Alternate director:	Eduardo Padilla Silva

Alfonso González Migoya Independent Director	Born:	January 1945
	First elected:	2006
	Term expires:	2016
	Principal occupation:	Chairman of the board of directors of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (Volaris).
	Other directorships:	Member of the board of directors of FEMSA, Bolsa Mexicana de Valores, S.A.B. de C.V., Banregio Grupo Financiero, S.A., Cuprum, S.A. de C.V., Berel, S.A. de C.V., Servicios Corporativos Javer, S.A.P.I de C.V. and ITESM.
	Business experience:	Served as Corporate Director of Alfa from 1995 to 2005 and as Chairman of the board of directors and Chief Executive Officer of Grupo Industrial Saltillo, S.A.B. de C.V. from 2009 to 2014.
	Education:	Holds a degree in Mechanical Engineering from ITESM and an MBA from the Stanford University Graduate School of Business.
	Alternate director:	Ernesto Cruz Velázquez de León

Enrique F. Senior Hernández Independent Director	Born:	August 1943
	First elected:	2004
	Term expires:	2016
	Principal occupation:	Managing Director of Allen & Company, LLC.
	Other directorship:	Member of the boards of directors of FEMSA, Televisa, Cinemark USA, Inc. and Univision Communications, Inc.
	Business experience:	Among other clients, has provided financial advisory services to FEMSA and Coca-Cola FEMSA.
	Alternate director:	Herbert Allen III

Alfredo Livas Cantú Independent Director	Born:	July 1951
	First elected:	2014
	Term expires:	2016
	Principal occupation:	President of Praxis Financiera, S.C.
	Other directorships:	Member of the boards of directors of FEMSA, Grupo Senda Autotransporte, S.A. de C.V., Grupo Acosta Verde, S.A. de C.V., Grupo Industrial Saltillo, S.A.B. de C.V., and Grupo Financiero Banorte, S.A.B. de C.V., alternate member of the board of directors of Gruma, S.A.B. de C.V. and member of the governance committee of Grupo Proeza, S.A.P.I. de C.V.
	Education:	Holds a degree in Economics from Universidad Autónoma de Nuevo León and an MBA and Master’s in Economics from the University of Texas.
	Alternate director:	Jaime El Koury

Daniel Servitje Montull Independent Director	Born:	April 1959
	First elected:	1998
	Term expires:	2016
	Principal occupation:	Chief Executive Officer and Chairman of the board of directors of Bimbo.
	Other directorships:	Member of the boards of directors of Banco Nacional de Mexico, S.A., Instituto Mexicano para la Competitividad, A.C., The Consumer Goods Forum, Latin America Conservation Council (The Nature Conservancy), Stanford GSB Advisory Council and Corporación Aura Solar.
	Business experience:	Served as Vice-President of Bimbo.
	Education:	Holds a degree in Business Administration from the Universidad Iberoamericana in Mexico and an MBA from the Stanford University Graduate School of Business.
	Alternate director:	Sergio Deschamps Ebergenyi

Series A Directors

José Luis Cutrale Director	Born:	September 1946
	First elected:	2004
	Term expires:	2016
	Principal occupation:	Chief Executive Officer of Sucocítrico Cutrale, Ltda.
	Other directorships:	Member of the boards of directors of Cutrale North America, Inc., Cutrale Citrus Juice USA, Inc., and Citrus Products, Inc.
	Business experience:	Founding partner of Sucocitrico Cutrale and member of the Brazilian American Chamber of Commerce. Member of the advisory board of CDES (the Brazilian Government’s Counsel for Economic and Social Development).
	Education:	Holds a degree in Business Administration.
	Alternate director:	José Luis Cutrale, Jr.

Series D Directors

Gary Fayard Director	Born:	April 1952
	First elected:	2003
	Term expires:	2016
	Principal occupation:	Retired in May 2014 as Executive Vice-President and Chief Financial Officer of The Coca-Cola Company.
	Other directorships:	Director at Genuine Parts Company.
	Business experience:	He served in Ernst & Young as a partner, Area Director of audit services and Area Director of manufacturing services.
	Education:	Holds a Bachelor’s degree in Science from the University of Alabama College and Business Administration and is licensed as a CPA.
	Alternate director:	Wendy Clark

Irial Finan Director	Born:	June 1957
	First elected:	2004
	Term expires:	2016
	Principal occupation:	Executive Vice-President and President of Bottling Investments.
	Other directorships:	Member of the boards of directors of Coca-Cola HBC, Coca-Cola East Japan, The Coca-Cola Foundation, Supervisory Board for CCE AG (Germany), G2G Trading, Smurfit Kappa Group and The American-Ireland Fund.
	Business experience:	He served as Chief Executive Officer of Coca-Cola Hellenic. Has experience in several Coca-Cola bottlers, mainly in Europe.
	Education:	Holds a Bachelor’s degree in Commerce from National University of Ireland.
	Alternate director:	Sunil Ghatnekar

Charles H. McTier Independent Director	Born:	January 1939
	First elected:	1998
	Term expires:	2016
	Principal occupation:	Trustee of Robert W. Woodruff Foundation.
	Other directorships:	Member of the advisory board of Sun Trust Bank Atlanta.
	Business experience:	Has been associated with the Robert W. Woodruff Foundation for over forty years, serving as its President from 1988-2006 and now as a trustee. Served on the board of directors of nine U.S. Coca-Cola bottling companies in the 1970s and 1980s.
	Education:	Holds a Bachelor’s degree in Business Administration from Emory University.

Kathy Waller Director	Born:	May 1958
	First elected:	2015
	Term expires:	2016
	Principal occupation:	Executive Vice-President and Chief Financial Officer of The Coca-Cola Company.
	Other directorships:	Serves on the board of trustees of the University of Rochester and the board of trustees of Spelman College.
	Business experience:	Joined The Coca-Cola Company in 1987 as a Senior Accountant in the Accounting Research Department and assumed roles of increasing responsibility, including Principal Accountant for the Northeast Europe/Africa Group, and Marketing Controller for the McDonald’s Group.
	Education:	Holds a Bachelor’s degree and an MBA from the University of Rochester and is licensed as a CPA.
	Alternate director:	Gloria Bowden

Eva María Garza Lagüera Gonda(3) Director	Born:	April 1958
	First elected:	2015
	Term expires:	2016
	Principal occupation:	Private investor.
	Other directorships:	Member of the boards of directors of FEMSA, ITESM and Premio Eugenio Garza Sada. Co-Founder and former President of Alternativas Pacíficas A.C.
	Education:	Holds a degree in Communications Science from ITESM.
	Alternate director:	Luis Rubio Freidberg

Series L Directors

Herman Harris Fleishman Cahn Independent Director	Born:	May 1951
	First elected:	2012
	Term expires:	2016
	Principal occupation:	Chairman of the board of directors of Grupo Tampico, S.A. de C.V.
	Other directorships:	Member of the boards of directors of Banco Nacional de México, S.A., BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Banco de México, Teléfonos de México, S.A.B. de C.V. and Administración Portuaria Integral de Tampico, S.A. de C.V.
	Education:	Holds a degree in Business from the Universidad Iberoamericana, an MBA from Harvard University and postgraduate studies certificates from Wharton School of University of Pennsylvania, University of Texas, Columbia University and the Massachusetts Institute of Technology.
	Alternate:	Robert A. Fleishman Cahn

José Manuel Canal Hernando Independent Director	Born:	February 1940
	First elected:	2003
	Term expires:	2016
	Principal occupation:	Independent consultant.
	Business experience:	Former managing partner at Arthur Andersen (Ruiz, Urquiza y Cía, S.C.) from 1981 to 1999, acted as statutory examiner of FEMSA from 1984 to 2002, founder and chairman of the Mexican Accounting Standards Board.
	Other directorships:	Member of the boards of directors of FEMSA, Gentera, S.A.B. de C.V., Grupo Kuo, S.A.B. de C.V., Grupo Industrial Saltillo, S.A.B. de C.V., and statutory examiner of Grupo Financiero BBVA Bancomer, S.A. de C.V.
	Education:	Holds a degree in Accounting from the Universidad Nacional Autónoma de México and is licensed as a CPA.

Francisco Zambrano Rodríguez Independent Director	Born:	January 1953
	First elected:	2003
	Term expires:	2016
	Principal occupation:	Chief Executive Officer of Grupo Verterrak, S.A.P.I. de C.V. and Vice Chairman of the board of directors of Desarrollo Inmobiliario y de Valores, S.A. de C.V.
	Other directorships:	Member of the board of directors of FEMSA and member of the supervisory board of ITESM.
	Business experience:	Has extensive experience in investment banking and private investment services in Mexico.
	Education:	Holds a degree in Chemical Engineering from ITESM and an MBA from the University of Texas.
	Alternate director:	Karl Frei Buechi

(1)	Cousin of Eva María Garza Lagüera Gonda, Paulina Garza Lagüera Gonda, Mariana Garza Lagüera Gonda and Bárbara Garza Lagüera Gonda.

(2)	Sister of Eva Maria Garza Lagüera Gonda and sister-in-law of José Antonio Fernández Carbajal.

(3)	Wife of José Antonio Fernández Carbajal.

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

Executive Officers

The following are the principal executive officers of our company:

John Anthony Santa Maria Otazua Chief Executive Officer	Born:	August 1957
	Joined:	1995
	Appointed to current position:	2014
	Business experience with us:	Served as Strategic Planning and Business Development Officer and Chief Operating Officer of Mexico. He has experience in several areas of our company, namely development of new products and mergers and acquisitions.
	Other business experience:	Has served as Strategic Planning and Business Development Officer and Chief Operating Officer of the Mexican operations of Coca-Cola FEMSA and as Strategic Planning & Commercial Development Officer & Chief Operating Officer of the South America division. As Strategic Planning Officer, he led the integration of the Panamco acquisition with our operations. He also has experience in several departments of Coca-Cola FEMSA, namely development of new products and mergers and acquisitions.
	Education:	Holds a degree in Business Administration and an MBA with a major in Finance from Southern Methodist University.

Héctor Treviño Gutiérrez Chief Financial Officer	Born:	August 1956
	Joined:	1993
	Appointed to current position:	1993
	Other business experience:	At FEMSA, was in charge of the International Financing department, served as Manager of Financial Planning and Manager of International Financing, Chief Officer of Strategic Planning and Chief Officer of Business Development and headed the Corporate Development department.
	Education:	Holds a degree in Chemical Engineering from ITESM and an MBA from the Wharton School of Business.

Tanya Cecilia Avellan Pinoargote Planning, Information Technology and Commercial Officer	Born:	May 1966
	Joined:	2002
	Appointed to current position:	2014
	Business experience with us:	Served as Strategic Planning Officer at FEMSA, Chief Operations Officer at Coca-Cola FEMSA Central America division and Commercial Planning and Strategic Development Officer.
	Other business experience:	Has undertaken responsibilities in different multinational companies with vast experience in mass consumer goods.
	Education:	Holds a degree in Information Technology from Universidad Politécnica del Ecuador and an MBA specialized in marketing from INCAE Business School.

Raymundo Yutani Vela Human Resources Officer	Born:	June 1958
	Joined:	2014
	Appointed to current position:	2014
	Business experience with us:	Human Resources Officer at FEMSA Comercio from 1999 to 2014.
	Other business experience:	Worked as Human Resources Officer at Banco Santander from 1994 to 1999.
	Education:	Holds a Bachelor’s degree in Accounting and a Master’s degree in Human Resources at Universidad Regiomontana and is licensed as a CPA.

Ernesto Javier Silva Almaguer Chief Operating Officer—Mexico	Born:	March 1953
	Joined:	1996
	Appointed to current position:	2009
	Business experience with us:	Has served as Chief Operating Officer in Argentina and New Business Development and Information Technology Director.
	Other business experience:	Has worked as General Director of packaging subsidiaries of FEMSA (Fábricas de Monterrey, S.A. de C.V. and Quimiproductos), served as Vice-President of International Sales at FEMSA Empaques and Manager of FEMSA’s Corporate Planning and held several positions at Alfa.
	Education:	Holds a degree in Mechanical and Administrative Engineering from Universidad Autónoma de Nuevo León and an MBA from The University of Texas at Austin.

Rafael Alberto Suárez Olaguibel Chief Operating Officer—Latin America	Born:	April 1960
	Joined:	1986
	Appointed to current position:	2015
	Business experience with us:	Corporate Special Projects Director, Chief Operating Officer Latincentro Division, Commercial Planning and Strategic Development Officer, Chief Operating Officer of Mexico, Chief Operating Officer of Argentina, Distribution and Sales Director of Valley of Mexico, Marketing Director of Valley of Mexico.

	Other business experience:	Has worked as Franchises Manager and in other positions at The Coca-Cola Company in Mexico.
	Education:	Holds a degree in Economics and an MBA from ITESM.

José Ramón de Jesús Martínez Alonso Chief Operating Officer–Brazil	Born:	July 1961
	Joined:	2012
	Appointed to current position:	2013
	Business experience with us:	Served as Corporate Affairs Director for Mexico and Central America and Strategic Planning Director of South America division.
	Other business experience:	Operations vice-president of Panamco from 1994 to 1999, Chief Operating Officer of Panamco from 1999 to 2002 and President of the National Association of Coca-Cola Bottlers in Mexico from 2005 to 2012.
	Education:	Holds a degree in Chemical Engineering from La Salle University and an MBA from IPADE.

Juan Ramón Felix Castañeda Chief Operating Officer—Asia Division	Born:	December 1961
	Joined:	1997
	Appointed to current position:	2012
	Business experience with us:	Has held several positions with us, including New Businesses and Commercial Development Officer, Commercial Director in Mexico, Commercial Development Director in Brazil, Commercial Director for the Bajio division in Mexico, Logistics Director and Sales Manager in Mexico.
	Other business experience:	Has worked in the Administrative, Distribution and Marketing departments of The Coca-Cola Export Company.
	Education:	Holds a degree in Economics and an MBA from ITESM and the partner schools from each continent.

Francisco Suárez Hernández Corporate Affairs Officer	Born:	November 1971
	Joined:	2015
	Appointed to current position:	2015
	Business experience with us:	He served as the Chief of Staff of the CEO and chairman of FEMSA’s board of directors. He also held positions in FEMSA’s packaging division in the commercial area in Mexico City and manufacturing plants in Baja California and other states in Mexico. He was named Sustainability Officer of FEMSA in February 2011.
	Education:	Holds a bachelor’s degree in Accounting from the Universidad Autónoma de Baja California, an MBA and a Doctorate degree in Business Administration at CETYS Universidad in Baja California.

Alejandro Javier Duncan Ancira Supply Chain and Engineering Officer	Born:	May 1957
	Joined:	1995
	Appointed to current position:	2015
	Business experience with us:	Infrastructure Planning Director of Mexico and Technical Officer of Coca-Cola FEMSA
	Other business experience:	Has undertaken responsibilities in different technology, production, logistics, engineering, project planning and was a Plant Manager in central Mexico and Manufacturing Director in Argentina.
	Education:	Holds a degree in Mechanical Engineering from ITESM and an MBA from the Universidad de Monterrey.

Eduardo Hernández Peña New Bussinesses Officer	Born:	October 1965
	Joined:	2015
	Appointed to current position:	2015
	Other business experience:	At Empresas Polar he held several positions in the beer, wine and food business. Since 2010, he served as Chief Executive Officer at the food division of Grupo Gloria.
	Education:	Holds a bachelor’s degree in Business Administration at Universidad Metropolitana in Venezuela, major in Marketing at Harvard University and MBA from Northwestern University.

(1)	See “—Directors.”

Compensation of Directors and Officers

For the year ended December 31, 2014, the aggregate compensation of all of our executive officers paid or accrued for services in all capacities was approximately Ps.138.6 million. The aggregate compensation amount includes approximately Ps.52.3 million of cash bonus awards and bonuses paid to certain of our executive officers pursuant to our incentive plan for stock purchases. See “—EVA-Based Bonus Program.”

The aggregate compensation for directors during 2014 was Ps.14.0 million. For each meeting attended we paid US$13,000 to each director with foreign residence and US$9,000 to all other directors with residence in Mexico in 2014.

We paid US$5,000 to each of the members of the Audit Committee per each meeting attended, and we paid US$6,500 per meeting attended to each of the members of the Finance and Planning and the Corporate Practices Committees.

Our senior management and executive officers participate in our benefit plans on the same basis as our other employees. Members of our board of directors do not participate in our benefit plans. As of December 31, 2014, amounts accrued for all employees under these pension and retirement plans were Ps.2,701 million, of which Ps.872 million is already funded.

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

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded as a part of the income statement and are paid in cash the following year. During the years ended December 31, 2014, 2013 and 2012, the bonus expense recorded amounted to Ps.523 million, Ps.533 million and Ps.375 million, respectively.

Share-based payment bonus plan. We have a stock incentive plan for the benefit of our executive officers. This plan uses as its main evaluation metric the EVA methodology. Under the EVA stock incentive plan, eligible executive officers are entitled to receive a special annual bonus (fixed amount), to purchase FEMSA and Coca-Cola FEMSA shares or options, based on the executive’s responsibility in the organization, their business’s EVA result and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested, at 20% per year. Fifty percent of our annual executive bonus under our stock incentive plan is to be used to purchase FEMSA shares or options and the remaining 50% to purchase our company’s shares or options. As of December 31, 2014, 2013 and 2012, no stock options had been granted to employees.

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

Share Ownership

As of April 10, 2015, several of our directors and alternate directors were trust participants under the Irrevocable Trust No. 463 established at Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as trustee, which is the owner of approximately 74.9% of the voting stock of FEMSA, which in turn owns 47.9% of our outstanding capital stock. As a result of the voting trust’s internal procedures, the voting trust as a whole is deemed to have beneficial ownership with sole voting power of all the shares deposited in the voting trust, and each of the trust participants are deemed to have beneficial ownership with shared voting power over those same deposited shares. These directors and alternate directors are Alfonso Garza Garza, Paulina Garza Lagüera Gonda, Bárbara Garza Lagüera Gonda, Mariana Garza Lagüera Gonda and Eva María Garza Lagüera Gonda. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” None of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock. See Note 15 to our consolidated financial statements.

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

Finance and Planning Committee. The Finance and Planning Committee works with management to set our annual and long-term strategic and financial plans and monitors adherence to these plans. It is responsible for setting our optimal capital structure and recommends the appropriate level of borrowing as well as the issuance of securities. Financial risk management is another responsibility of the Finance and Planning Committee. Irial Finan is the chairman of the Finance and Planning Committee. The other members include: Federico Reyes García, Ricardo Guajardo Touché, Enrique F. Senior Hernández and Daniel Alberto Rodríguez Cofré. The secretary of the Finance and Planning Committee is Héctor Treviño Gutiérrez, our Chief Financial Officer.

Audit Committee. The Audit Committee is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee; the internal auditing function also reports to the Audit Committee. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, we compensate the independent auditor and any outside advisor hired by the Audit Committee and provide funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. José Manuel Canal Hernando is the chairman of the Audit Committee and the “audit committee financial expert”. Pursuant to the Mexican Securities Market Law, the chairman of the Audit Committee is elected at our shareholders meeting. The other members are: Alfonso González Migoya, Charles H. McTier, Francisco Zambrano Rodríguez and Ernesto Cruz Velázquez de León. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards. The secretary non-member of the Audit Committee is José González Ornelas, vice-president of FEMSA’s administration and corporate control area.

Corporate Practices Committee. The Corporate Practices Committee, which consists exclusively of independent directors, is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders meeting and include matters on the agenda for that meeting that it deems appropriate, approve policies on related party transactions, approve the compensation plan of the chief executive officer and relevant officers, and support our board of directors in the elaboration of related reports. The chairman of the Corporate Practices Committee is Daniel Servitje Montull. Pursuant to the Mexican Securities Market Law, the chairman of the Corporate Practices Committee is elected at our shareholders meeting. The other members include: Alfredo Livas Cantú and Karl Frei Buechi. The secretary non-member of the Corporate Practices Committee is Raymundo Yutani Vela.

Advisory Board. Our board of directors approved the creation of a committee whose main role will be to advise and propose initiatives to our board of directors through the Chief Executive Officer. This committee will mainly be comprised of former shareholders of the various bottling businesses that merged with us, whose experience will constitute an important contribution to our operations.

Employees

As of December 31, 2014, our headcount was as follows: 49,476 in Mexico and Central America, 26,293 in South America (excluding Venezuela) and 7,602 in Venezuela. In the headcount we include the employees of third party distributors. The table below sets forth headcount by category for the periods indicated:

	As of December 31,
	2014	2013	2012
Executives	1,038	1,054	974
Non-union	24,502	24,955	21,989
Union	49,150	51,076	41,123
Employees of third party distributors	8,681	7,837	9,309

Total	83,371	84,922	73,395

As of December 31, 2014, approximately 59% of our employees, most of whom were employed in Mexico, were members of labor unions. We had 239 separate collective bargaining agreements with 133 labor unions. In general, we have a good relationship with the labor unions throughout our operations, except in Colombia, Venezuela and Guatemala, which are or have been the subjects of significant labor-related litigation. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information” and “Item 8. Financial Information—Legal Proceedings.” We believe we have appropriate reserves for these litigation proceedings and do not currently expect them to have a material adverse effect.

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

MAJOR SHAREHOLDERS

Our outstanding capital stock consists of three classes of securities: Series A shares held by FEMSA, Series D shares held by The Coca-Cola Company and Series L shares held by the public. The following table sets forth our major shareholders as of April 10, 2015:

Owner	Outstanding Capital Stock	Percentage Ownership of Outstanding Capital Stock	Percentage of Voting Rights
FEMSA (Series A shares)(1)	992,078,519	47.9%	63.0%
The Coca-Cola Company (Series D Shares)(2)	583,545,678	28.1%	37.0%
Public (Series L shares)(3)	497,298,032	24.0%	—

Total	2,072,922,229	100.0%	100.0%

(1)	FEMSA owns these shares through its wholly owned subsidiary Compañía Internacional de Bebidas, S.A. de C.V. Approximately 74.9% of the voting stock of FEMSA is owned by the technical committee and trust participants under Irrevocable Trust No. 463 established at Banco Invex, S.A. Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee. As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power of the shares deposited in the voting trust: BBVA Bancomer, S.A., as Trustee under Trust No. F/25078-7 (controlled by Max Michel Suberville), J.P. Morgan (Suisse), S.A., as Trustee under a trust (controlled by Paulina Garza Lagüera Gonda), Bárbara Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Eva Maria Garza Lagüera Gonda, Consuelo Garza Lagüera de Garza, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres Gonzalez, Maria Teresa Gual Aspe de Bailleres, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by the Garza Lagüera family), Corbal, S.A. de C.V. (controlled by Alberto Bailleres González), Magdalena Michel de David, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), BBVA Bancomer, S.A. as Trustee under Trust No. F/29013-0 (controlled by the estate of José Calderón Ayala, late father of Francisco José Calderón Rojas), Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Franca Servicios, S.A. de C.V. (controlled by the estate of José Calderón Ayala, late father of Francisco José Calderón Rojas), BBVA Bancomer, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), BBVA Bancomer, S.A., as Trustee under Trust No. F/710004 (controlled by Magdalena Michel de David) and BBVA Bancomer, S.A., as Trustee under Trust No. F/700005 (controlled by Renee Michel de Guichard).

(2)	The Coca-Cola Company indirectly owns these shares through its wholly owned subsidiaries, The Inmex Corporation and Dulux CBAI 2003 B.V.

(3)	Holders of Series L shares are only entitled to vote in limited circumstances. See “Item 10. Additional Information—Bylaws.” Holders of ADSs are entitled, subject to certain exceptions, to instruct The Bank of New York Mellon, a depositary, as to the exercise of the limited voting rights pertaining to the Series L shares underlying their ADSs.

Our Series A shares, owned by FEMSA, are held in Mexico and our Series D shares, owned by The Coca-Cola Company, are held outside of Mexico.

As of December 31, 2014, there were 14,266,825 of our outstanding ADSs, each ADS representing ten Series L shares, and 28.7% of our outstanding Series L shares were represented by ADSs. As of April 10, 2015, 28.7% of our outstanding Series L shares were represented by ADSs, held by 343 holders (including The Depositary Trust Company) with registered addresses outside of Mexico.

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

The Coca-Cola Memorandum

In connection with the acquisition of Panamco in 2003, we established certain understandings primarily relating to operational and business issues with both The Coca-Cola Company and FEMSA that were memorialized in writing prior to completion of the acquisition. Although The Coca-Cola Memorandum has not been amended, we continue to develop our relationship with The Coca-Cola Company (i.e. through, inter alia, acquisitions and taking on new product categories), and we therefore believe that The Coca-Cola Memorandum should be interpreted in the context of subsequent events, some of which have been noted in the description below. The terms are as follows:

•

The shareholder arrangements between FEMSA and The Coca-Cola Company and certain of its subsidiaries will continue in place. On February 1, 2010, FEMSA amended its shareholders agreement with The Coca-Cola Company. See “—The Shareholders Agreement.”

•

FEMSA will continue to consolidate our financial results under Mexican financial reporting standards. (We have complied with Mexican law by transitioning to IFRS as of 2011 and FEMSA currently consolidates our financial results under IFRS).

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

•

The Coca-Cola Company agreed to sell to a subsidiary of FEMSA sufficient shares to permit FEMSA to beneficially own 51% of our outstanding capital stock (assuming that this subsidiary of FEMSA does not sell any shares and that there are no issuances of our stock other than as contemplated by the acquisition). As a result of this understanding, in November 2006, FEMSA acquired, through a subsidiary, 148,000,000 of our Series D shares from certain subsidiaries of The Coca-Cola Company, representing 9.4% of the total outstanding voting shares and 8.0% of the total outstanding equity of Coca-Cola FEMSA, at a price of US$2.888 per share for an aggregate amount of US$427.4 million. Pursuant to our bylaws, the acquired shares were converted from Series D shares to Series A shares.

•

We may be entering some markets where significant infrastructure investment may be required. The Coca-Cola Company and FEMSA will conduct a joint study that will outline strategies for these markets, as well as the investment levels required to execute these strategies. Subsequently, it is intended that FEMSA and The Coca-Cola Company will reach an agreement on the level of funding to be provided by each of the partners. The parties intend that this allocation of funding responsibilities would not be overly burdensome for either partner.

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

Cooperation Framework with The Coca-Cola Company

In September 2006, we reached a comprehensive cooperation framework with The Coca-Cola Company for a new stage of collaboration going forward. This new framework includes the main aspects of our relationship with The Coca-Cola Company and defines the terms for the new collaborative business model. The framework is structured around three main objectives, which have been implemented as outlined below:

•

Sustainable growth of sparkling beverages, still beverages and waters: Together with The Coca-Cola Company, we have defined a platform to jointly pursue incremental growth in the sparkling beverages category, as well as accelerated development of still beverages and waters across Latin America. To this end, The Coca-Cola Company will provide a relevant portion of the funds derived from the concentrate increase for marketing support of the entire portfolio. In addition, the framework contemplates a new, all-encompassing business model for the development, organically and through acquisitions, of still beverages and waters that further aligns our and The Coca-Cola Company’s objectives and should contribute to incremental long-term value creation for both companies. With this objective in mind, we have jointly acquired the Brisa bottled water business in Colombia, we have a joint venture for the Jugos del Valle products in Mexico and Brazil and we have certain agreements to develop the Crystal water business and the Matte Leão business in Brazil with other bottlers, and the business of Estrella Azul, a leading dairy and juice-based beverage company in Panama. During 2011 we entered into a joint venture to develop certain coffee products in our territories. In addition, during 2012, we acquired, through Jugos del Valle, an indirect participation in Santa Clara, a producer of milk and dairy products in Mexico.

•

Our horizontal growth: The framework includes The Coca-Cola Company’s endorsement of our aspiration to continue being a leading participant in the consolidation of the Coca-Cola system in Latin America, as well as our exploration of potential opportunities in other markets where our operating model and strong execution capabilities could be leveraged. For example, in 2008 we entered into a transaction with The Coca-Cola Company to acquire from it, REMIL, which was The Coca-Cola Company’s wholly owned bottling franchise in the majority of the State of Minas Gerais, Brazil. On January 25, 2013 we closed the acquisition of 51% non-controlling majority stake of the outstanding shares of CCFPI. Finally, during 2013, we closed our merger with Grupo Yoli in Mexico and our acquisitions of Spaipa and Companhia Fluminense in Brazil.

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

We sell our products to certain FEMSA subsidiaries, substantially all of which consists of our sales to a chain of convenience stores under the name OXXO. The aggregate amount of these sales to OXXO was Ps.3,414 million, Ps.3,078 million and Ps.2,853 million in 2014, 2013 and 2012, respectively.

We also purchase products from FEMSA and its subsidiaries. The aggregate amount of these purchases was Ps.7,368 million, Ps.5,200 million and Ps.4,484 million in 2014, 2013 and 2012, respectively. These amounts principally relate to raw materials, assets and services provided to us by FEMSA. In January 2008, we renewed our service agreement with another subsidiary of FEMSA, which provides for the continued provision of administrative services relating to insurance, legal and tax advice, relations with governmental authorities and certain administrative and internal auditing services that it has been providing since June 1993. In November 2000, we entered into a service agreement with a subsidiary of FEMSA for the transportation of finished products from our production facilities to our distribution centers within Mexico. In September 2010, FEMSA sold the Mundet brand in Mexico to The Coca-Cola Company through The Coca-Cola Company’s acquisition of 100% of the equity interest of Promotora de Marcas Nacionales, S.A. de C.V. We remain the licensee of the Mundet trademark under the license agreements with Promotora de Marcas Nacionales, S.A. de C.V. Both agreements are renewable for ten-year terms, subject to non-renewal by either party with notice to the other party. We recently expanded the territories covered by these agreements to certain of our operations outside of Mexico. We primarily purchase our glass bottles in Mexico from Glass & Silice, which until 2015 was a wholly owned subsidiary of Cuauhtémoc Moctezuma Holding, S.A. de C.V., formerly known as FEMSA Cerveza, currently a wholly owned subsidiary of the Heineken Group. The aggregate amount of our purchases from Glass & Silice amounted to Ps.278 million, Ps.265.7 million and Ps.292.0 million in 2014, 2013 and 2012, respectively. Finally, we continue to distribute and sell the Heineken beer portfolio, including Kaiser beer brands, in our Brazilian territories through the 20-year term, consistent with arrangements in place with Cervejarias Kaiser since 2006.

We also purchase products from Heineken and its subsidiaries. The aggregate amount of these purchases was Ps.6,288 million, Ps.3,734 million and Ps.2,598 million in 2014, 2013 and 2012, respectively. These amounts principally relate to raw materials and beer.

FEMSA is also a party to the understandings we have with The Coca-Cola Company relating to specified operational and business issues. A summary of these understandings is set forth under “—Major Shareholders—The Coca-Cola Memorandum.”

The Coca-Cola Company

We regularly engage in transactions with The Coca-Cola Company and its affiliates. We purchase all of our concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total expenses charged to us by The Coca-Cola Company for concentrates were approximately Ps.28,084 million, Ps.25,985 million and Ps.23,886 million in 2014, 2013 and 2012, respectively. Our company and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also contributes to our coolers, bottles and case investment program. We received contributions to our marketing expenses of Ps.4,118 million, Ps.4,206 million and Ps.3,018 million in 2014, 2013 and 2012, respectively.

In December 2007 and May 2008, we sold most of our proprietary brands to The Coca-Cola Company. The proprietary brands are licensed back to us by The Coca-Cola Company pursuant to our bottler agreements. The December 2007 transaction was valued at US$48 million and the May 2008 transaction was valued at US$16 million. Revenues in prior years from the sale of proprietary brands were deferred and amortized against the related costs of future sales over the estimated sales period.

In Argentina, we purchase plastic preforms, as well as returnable plastic bottles, at competitive prices from Andina Empaques S.A., a local subsidiary of Embotelladora Andina S.A., a bottler of The Coca-Cola Company with operations in Argentina, Chile, Brazil and Paraguay in which The Coca-Cola Company has a substantial interest, and other local suppliers. We also acquire plastic preforms from Alpla Avellaneda S.A. and other suppliers.

In November 2007, we acquired together with The Coca-Cola Company 100% of the shares of capital stock of Jugos del Valle. Jugos del Valle sells fruit juice-based beverages and fruit derivatives. The business of Jugos del Valle in the United States was acquired and sold by The Coca-Cola Company. In 2008, we, The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and Brazilian operations, respectively, of Jugos del Valle. Taking into account the participation held by Grupo Yoli, as of April 10, 2015, we held an interest of 26.3% in the Mexican joint business. In August 2010, we acquired from The Coca-Cola Company, along with other Brazilian Coca-Cola bottlers, Leão Alimentos, manufacturer and distributor of the Matte Leão tea brand. In January 2013, our Brazilian joint business of Jugos del Valle merged with Leão Alimentos. Taking into account our participation and the participations held by Companhia Fluminense and Spaipa, as of April 10, 2015, we held a 24.4% indirect interest in the Matte Leão business in Brazil.

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

In March 2011, we acquired together with The Coca-Cola Company, through Compañía Panameña de Bebidas, S.A.P.I. de C.V., Estrella Azul, a Panamanian conglomerate that participates in the dairy and juice-based beverage categories in Panama. We continue to develop this business with The Coca-Cola Company.

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

In August 2012, we acquired, through Jugos del Valle, an indirect participation in Santa Clara, a producer of milk and dairy products in Mexico. As of April 10, 2015, we owned an indirect participation of 26.3% in Santa Clara.

In January 2013, we acquired together with The Coca-Cola Company a 51% non-controlling majority stake in CCFPI for US$688.5 million (Ps.8,904 million) in an all-cash transaction. We have an option to acquire the remaining 49% stake in CCFPI at any time during the seven years following the closing date. We also have a put option to sell our ownership in CCFPI to The Coca-Cola Company commencing on the fifth anniversary of the closing date and ending on the sixth anniversary of the closing date. We currently manage the day-to-day operations of the business; however, during a four year period ending January 25, 2017 the business plan and other operational decisions must be taken jointly with The Coca-Cola Company. We currently recognize the results of CCFPI in our financial statements using the equity method.

Associated Companies

We also regularly engage in transactions with companies in which we own an equity interest that are not affiliated with The Coca-Cola Company, as described under “—The Coca-Cola Company.” We believe these transactions are on terms comparable to those that would result from arm’s length negotiations with unaffiliated third parties.

In Mexico, we purchase sparkling beverages in cans from Industria Envasadora de Querétaro, S.A. de C.V., or IEQSA, in which we hold an equity interest of 26.4%. We paid IEQSA Ps.591 million, Ps.615 million and Ps.483 million in 2014, 2013 and 2012, respectively. IEQSA purchases aluminum cans from FEMSA. We also purchase sugar from Beta San Miguel and PIASA, both sugar-cane producers in which, as of April 10, 2015, we held a 2.7% and 36.3% equity interest, respectively. We paid Ps.1,389 million, Ps.1,557 million and Ps.1,439 million to Beta San Miguel in 2014, 2013 and 2012, respectively. We paid Ps.1,020 million, Ps.956 million, and Ps.423 million to PIASA in 2014, 2013 and 2012, respectively.

In Mexico, we hold a 35.0% interest as of April 10, 2015 in PROMESA, a cooperative of Coca-Cola bottlers. Through PROMESA, we purchase cans for our Mexican operations, which are manufactured by FAMOSA, a wholly owned subsidiary of Cuauhtémoc Moctezuma Holding, S.A. de C.V., currently a wholly owned subsidiary of the Heineken Group. We purchased from PROMESA approximately Ps.567 million, Ps.670 million and Ps.711 million in 2014, 2013 and 2012, respectively.

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

Allen & Company LLC provides investment banking services to us and our affiliates in the ordinary course of its business. Enrique F. Senior Hernández, one of our directors, is a Managing Director of Allen & Company LLC, and Herbert Allen III, an alternate director, is the president of Allen & Company LLC.

We are insured in Mexico primarily under certain of FEMSA’s insurance policies with Grupo Nacional Provincial S.A., of which the son of the chairman of its board of directors, Alejandro Bailleres Gual is one of our alternate members of the board of directors. The policies were purchased pursuant to a competitive bidding process.

In October 2011, we executed certain agreements with affiliates of Grupo Tampico that are still in effect, to acquire specific products and services such as plastic cases, certain trucks and car brands, as well as auto parts exclusively for the territories of Grupo Tampico, which agreements provide for certain preferences to be elected as suppliers in our suppliers’ bidding processes.

Item 8.	Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements” beginning on page F-1.

Dividend Policy

For a discussion of our dividend policy, see “Item 3. Key Information—Dividends and Dividend Policy.”

Significant Changes

Except as disclosed under “Item 5. Operating and Financial Review and Prospects—General—Recent Developments in the Venezuelan Exchange Control Regime,” no significant changes have occurred since the date of the annual financial statements included in this annual report.

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

Mexico

Antitrust Matters. During 2000, the COFECE, motivated by complaints filed by PepsiCo and certain of its bottlers in Mexico, began an investigation of The Coca-Cola Company Export Corporation and the Mexican Coca-Cola bottlers for alleged monopolistic practices through exclusivity arrangements with certain retailers. Nine of our Mexican subsidiaries, including those acquired through our merger with Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano, are involved in this matter. After the corresponding legal proceedings in 2008, a Mexican Federal Court rendered an adverse judgment against three of our nine Mexican subsidiaries involved in the proceedings, upholding a fine of approximately Ps.10.5 million imposed by COFECE on each of the three subsidiaries and ordering the immediate suspension of such practices of alleged exclusivity arrangements and conditional dealings. On August 7, 2012, a Federal Court dismissed and denied an appeal that we filed on behalf of one of our subsidiaries after the merger with Grupo Fomento Queretano, which had received an adverse judgment. We filed a motion for reconsideration on September 12, 2012, which was resolved on March 22, 2013 confirming the Ps.10.5 million fine imposed by the COFECE. With respect to the complaints against the remaining six subsidiaries, a favorable resolution was issued in the Mexican Federal Courts and, consequently, the COFECE withdrew the fines and ruled in favor of six of our subsidiaries on the grounds of insufficient evidence to prove individual and specific liability in the alleged antitrust violations.

In addition, among the companies involved in the 2000 complaint filed by PepsiCo and other bottlers in Mexico, were some of our less significant subsidiaries acquired with the Grupo Yoli merger. On June 30, 2005, the COFECE imposed a fine on one of our subsidiaries for approximately Ps.10.5 million. A motion for reconsideration on this matter was filed on September 21, 2005, which was resolved by the COFECE confirming the original resolution on December 1, 2005. A constitutional challenge (amparo) was filed against said resolution and a Federal Court issued a favorable resolution in our benefit. Both the COFECE and PepsiCo filed appeals against said resolution and a Circuit Court in Acapulco, Guerrero resolved to request the COFECE to issue a new resolution regarding the Ps.10.5 million fine. COFECE then fined our subsidiary again, for the same amount. A new amparo claim was filed against said resolution. On May 17, 2012, such new amparo claim was resolved, again in favor of one of our subsidiaries, requesting the COFECE to recalculate the amount of the fine. The COFECE maintained the amount of the fine in a new resolution which we challenged through a new amparo claim filed on July 31, 2013 before a District Judge in Acapulco, Guerrero and are still awaiting final resolution since the authorities have not been able to give notice to all parties of this new amparo.

In February 2009, the COFECE began a new investigation of alleged monopolistic practices filed by Ajemex, S.A. de C.V. consisting of sparkling beverage sales subject to exclusivity agreements and the granting of discounts and/or benefits in exchange for exclusivity arrangements with certain retailers. In December 2011, the COFECE closed this investigation on the grounds of insufficient evidence of monopolistic practices by The Coca-Cola Company and some of its bottlers.

However, on February 9, 2012 the plaintiff appealed the decision of the COFECE. The COFECE confirmed its initial ruling. A Federal Circuit Court has ruled that the COFECE must examine evidence provided by a plaintiff for purposes of determining if bottlers complied with the resolution issued in 2005 in an investigation carried out by the COFECE. On January 23, 2015, The Coca-Cola Company and some of its bottlers provided to the COFECE evidence on this matter. On February 26, 2015, COFECE ruled upon these proceedings in favor of The Coca-Cola Company and some of its bottlers. On April 6, 2015, Ajemex, S.A. de C.V. filed an amparo claim against said resolution and we are still awaiting final resolution..

Item 9.	The Offer and Listing

The following table sets forth, for the periods indicated, the reported high and low nominal sale prices for the Series L shares on the Mexican Stock Exchange and the reported high and low nominal sale prices for the ADSs on the New York Stock Exchange:

	Mexican Stock Exchange Mexican pesos per Series L Share		New York Stock Exchange U.S. dollars per ADS
	High(1)	Low(1)	High(1)		Low(1)
2010:
Full year	Ps. 103.37	Ps. 72.24	US$	83.61	US$	57.67
2011:
Full year	Ps. 135.91	Ps. 87.40	US$	98.90	US$	72.08
2012:
Full year	Ps. 191.34	Ps. 125.61	US$	149.43	US$	94.30
2013:
Full year	Ps. 219.70	Ps. 146.23	US$	178.66	US$	111.66
First quarter	Ps. 215.88	Ps. 191.81	US$	168.64	US$	149.99
Second quarter	219.70	170.37		178.66		128.10
Third quarter	189.32	159.17		149.00		120.02
Fourth quarter	171.00	146.23		129.55		111.66
2014:
Full year	Ps. 155.38	Ps. 121.59	US$	120.08	US$	84.22
First quarter	Ps. 153.49	Ps. 121.59	US$	117.83	US$	91.60
Second quarter	155.38	129.58		120.08		99.60
Third quarter	149.54	131.80		115.78		98.31
Fourth quarter	142.07	124.45		105.80		84.22
October	142.07	128.81		105.80		94.70
November	141.62	135.96		104.44		99.42
December	133.74	124.45		95.63		84.22
2015
January	Ps. 130.98	Ps. 121.47	US$	89.91	US$	81.29
February	132.03	121.66		88.29		82.00
March	127.23	119.22		82.79		78.53

(1)	High and low closing prices for the periods presented.

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

Organization and Register

We were incorporated on October 30, 1991, as a stock corporation with variable capital (sociedad anónima de capital variable) in accordance with the Mexican General Corporations Law (Ley General de Sociedades Mercantiles). On December 5, 2006, we became a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable) and amended our bylaws in accordance with the Mexican Securities Market Law. We were registered in the Public Registry of Property and Commerce (Registro Público de la Propiedad y del Comercio) of Monterrey, Nuevo León, Mexico on November 22, 1991 under mercantile number 2986, folio 171, volume 365, third book of the commerce section. In addition, due to the change of address of our company to Mexico City, we have also been registered in the Public Registry of Property and Commerce of Mexico City since June 28, 1993 under mercantile number 176,543.

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

Under our bylaws, holders of Series L shares are entitled to vote in limited circumstances. They may appoint for election and elect up to three of our maximum of 21 directors and, in certain circumstances where holders of Series L shares have not voted for the director elected by holders of the majority of these series of shares, they may be entitled to elect and remove one director, through a general shareholders meeting, for every 10% they own of all issued, subscribed and paid shares of the capital stock of our company, pursuant to the Mexican Securities Market Law. See “Item 6. Directors, Senior Management and Employees.” In addition, they are entitled to vote on certain matters, including certain changes in our corporate form, mergers involving our company when our company is the merged entity or when the principal corporate purpose of the merged entity is not related to the corporate purpose of our company, the cancellation of the registration of the Series L shares in the Mexican Stock Exchange or any other foreign stock exchange and those matters for which the Mexican Securities Market Law expressly allow them to vote.

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

All shares outstanding and fully paid (including Series L shares) at the time a dividend or other distribution is declared are entitled to share equally in the dividend or other distribution. No series of shares is entitled to a preferred dividend. Shares that are only partially paid, participate in a dividend or other distributions in the same proportion that the shares have been paid at the time of the dividend or other distributions. Treasury shares are not entitled to dividends or other distributions.

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

Meetings of the board of directors are validly convened and held if a majority of the members are present. Resolutions passed at these meetings will be valid if approved by a majority of the directors voting (and not abstaining). The majority of the members, which shall include the vote of at least two Series D shares directors, shall approve any extraordinary decision including any new business acquisition or combination or any change in the existing line of business, among others. Subject to the voting requirements, the chairman of the board of directors may cast a tie-breaking vote in such matters in which the Series D shares directors are not entitled to vote.

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

Our directors may be liable for damages for failing to comply their duty of care if such failure causes economic damage to us or our subsidiaries and the director (1) failed to attend board of directors’ or committee meetings and as a result of, such failure, the board of directors was unable to take action, unless such absence is approved by the shareholders meeting, (2) failed to disclose to the board of directors or the committees material information necessary for the board of directors to reach a decision, unless legally prohibited from doing so or required to do so to maintain confidentiality, and (3) failed to comply with the duties imposed by the Mexican Securities Market Law or our bylaws.

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

We operate pursuant to a shareholders agreement, as amended from time to time, among FEMSA, The Coca-Cola Company and certain of its subsidiaries. For a discussion of the terms of this agreement, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”

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

Taxation of Dispositions of ADSs or Series L shares. Effective as of January 1, 2014, gains from the sale or disposition of ADSs or Series L shares traded in the stock exchange by individuals that are Mexican residents will be subject to an income tax rate of 10%, and gains from the sale or disposition of ADSs or Series L shares traded in the stock exchange by individuals and companies that are non-Mexican residents will be subject to a 10% Mexican withholding tax. The cost at which shares were acquired prior to January 1, 2014, is calculated by using the average closing price per share in the last twenty-two days. If the closing price per share in the last twenty-two days is considered unusual as compared to the closing prices in the last six months, then the calculation is made using the average closing price per share in the last six months. However, a holder that is eligible to claim benefits from any tax treaty will be exempt from Mexican withholding tax on gains realized on a sale or other disposition of Series L shares or ADSs, provided certain additional requirements are met.

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

Taxation of Dividends. The gross amount of any dividends paid with respect to the Series L shares represented by ADSs or the Series L shares generally will be included in the gross income of a U.S. holder as foreign source dividend income on the day on which the dividends are received by the U.S. holder, in the case of the Series L shares, or by the depositary, in the case of the Series L shares represented by ADSs, and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of the Series L shares, or by the depositary, in the case of the Series L shares represented by the ADSs (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of Series L shares or ADSs generally is subject to taxation at the preferential rates applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules, or the dividends are paid with respect to ADSs that are readily tradable on an established U.S. securities market and (2) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2014 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2015 taxable year. U.S. holders should consult their tax advisers regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt. Dividends generally will constitute foreign source “passive income” for U.S. foreign tax credit purposes.

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2014, we had total indebtedness of Ps.66,027 million, of which 85% bore interest at fixed interest rates and 15% bore interest at variable interest rates. After giving effect to our swap and forward contracts, as of December 31, 2014, 69% of our debt was fixed-rate and 31% of our debt was variable-rate.

The interest rate on our variable rate debt denominated in U.S. dollars is generally determined by reference to the London Interbank Offer Rate, or LIBOR, and the interest rate on our variable rate debt denominated in Mexican pesos is generally determined by reference to the Equilibrium Interbank Interest Rate (Tasa de Interés Interbancaria de Equilibrio, or TIIE). If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our financial instruments that are sensitive to changes in interest rates, without giving effect to interest rate swaps. The table presents weighted average interest rates by expected contractual maturity dates. Weighted average variable rates are based on the reference rates on December 31, 2014, plus spreads, contracted by us. The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos, Brazilian reais, Colombian pesos and Argentine pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, converted at an exchange rate of Ps.14.72 Mexican pesos per U.S. dollar reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2014.

The table below also includes the fair value of long-term debt based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities. Furthermore, the fair value of long-term notes payable is based on quoted market prices on December 31, 2014. As of December 31, 2014, the fair value represents a loss amount of Ps.2,601 million.

Principal by Year of Maturity

	As of December 31, 2014								As of December 31, 2013
	2015	2016	2017	2018	2019	2020 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
	(in millions of Mexican pesos, except percentages)
Long-Term Debt and Notes:
Fixed Rate Debt and Notes
U.S. dollars (Notes)	—	—	—	14,668	—	29,225	43,893	46,924	34,272
Interest Rate(1)	—	—	—	2.4%	—	4.5%	3.8%	—	3.7%
U.S. dollars (Bank Loans)	30	—	—	—	—	—	30	30	123
Interest Rate(1)	3.9%	—	—	—	—	—	3.9%	—	3.8%
Mexican pesos (Certificados Bursátiles)	—	—	—	—	—	9,988	9,988	9,677	9,987
Interest Rate(1)	—	—	—	—	—	6.2%	6.2%	—	6.2%
Brazilian reais (Bank Loans)	17	24	31	31	31	99	233	183	111
Interest Rate(1)	3.8%	4.1%	4.6%	4.6%	4.6%	4.9%	4.6%	—	3.4%
Brazilian reais (Financial Leasing)	221	192	168	88	41	50	760	640	959
Interest Rate(1)	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%	—	4.6%
Argentine pesos (Bank Loans)	124	131	54	—	—	—	309	302	358
Interest Rate(1)	24.9%	27.5%	30.2%	—	—	—	26.9%	—	20.3%
Total Fixed Rate	392	347	253	14,787	72	39,362	55,213	57,756	45,810
Variable Rate Debt
U.S. dollars (Bank Loans)	—	2,108	—	4,848	—	—	6,956	7,001	5,843
Interest Rate(1)	—	0.9%	—	0.9%	—	—	0.9%	—	0.9%
Mexican pesos (Bank Loans)	—	—	—	—	—	—	—	—	4,132
Interest Rate(1)	—	—	—	—	—	—	—	—	4.0%
Mexican pesos (Certificados Bursátiles)	—	2,473	—	—	—	—	2,473	2,502	2,517
Interest Rate(1)	—	3.4%	—	—	—	—	3.4%	—	3.9%
Brazilian reais (Bank Loans)	4	17	17	17	17	11	83	75	28
Interest Rate(1)	7.7%	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%	—	9.8%
Colombian pesos (Bank Loans)	492	277	—	—	—	—	769	766	1,456
Interest Rate(1)	5.9%	5.9%	—	—	—	—	5.9%	—	5.6%
Argentine pesos (Bank Loans)	17	215	—	—	—	—	232	227	180
Interest Rate(1)	24.9%	21.3%	—	—	—	—	21.5%	—	25.7%
Total Variable Rate	513	5,090	17	4,865	17	11	10,513	10,571	14,156
Long-Term Debt	905	5,437	270	19,652	89	39,373	65,726	68,327	59,966
Current Portion of Long-Term Debt	905	—	—	—	—	—	905	—	3,091

Total Long-Term Debt	—	5,437	270	19,652	89	39,373	64,821	68,327	56,875

Principal by Year of Maturity

	As of December 31, 2014								As of December 31, 2013
	2015	2016	2017	2018	2019	2020 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
	(in millions of Mexican pesos, except percentages)
Derivative Financial Instruments:
Interest Rate Swaps (Mexican pesos)
Variable to fixed(3)	—	—	—	—	—	—	—	—	2,538
Interest pay rate	—	—	—	—	—	—	—	—	8.58%
Interest receive rate	—	—	—	—	—	—	—	—	4.01%
Cross-Currency Swaps (Mexican pesos)
Variable to variable(3)	—	—	—	—	—	—	—	—	2,615
Interest pay rate	—	—	—	—	—	—	—	—	3.25%
Interest receive rate	—	—	—	—	—	—	—	—	0.82%
Fix to fix(3)	—	—	—	—	—	—	—	—	1,308
Interest pay rate	—	—	—	—	—	—	—	—	8.67%
Interest receive rate	—	—	—	—	—	—	—	—	4.63%
Variable to fix(3)	—	—	6,476	—	—	—	6,476	681	—
Interest pay rate	—	—	3.24%	—	—	—	3.24%	—	—
Interest receive rate	—	—	2.38%	—	—	—	2.38%	—	—
Cross-Currency Swaps (Brazilian reais)
Variable to variable(3)	—	—	20,311	—	—	—	20,311	1,381	18,046
Interest pay rate	—	—	11.28%	—	—	—	11.28%	—	9.53%
Interest receive rate	—	—	1.54%	—	—	—	1.54%	—	1.55%
Variable to fix(3)	30	—	6,623	—	—	—	6,653	947	6,017
Interest pay rate	13.75%	—	11.24%	—	—	—	11.25%	—	9.54%
Interest receive rate	3.92%	—	2.69%	—	—	—	2.70%	—	2.71%

(1)	Interest rates are weighted average contractual annual rates.

(2)	Forward starting swaps in which the receive rate is not known, until the start of the validity period.

(3)	Notional amount.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to our floating-rate financial instruments held during 2014 would have increased our interest expense by approximately Ps.231 million, or 4% over our interest expense of 2014, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest rate swap and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies of each country in which we operate, relative to the U.S. dollar. In 2014, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency

As of December 31, 2014

Currency	%
Mexican peso	42.8%
Colombian peso	8.9%
Venezuelan bolivar	6.1%
Argentine peso	6.6%
Brazilian real	29.6%
Central America(1)	6.1%

(1)	Includes Guatemalan Quetzales, Nicaraguan Córdobas, Costa Rican Colones and Panamanian Balboas.

We estimate that approximately 20% of our consolidated costs of goods sold are denominated in U.S. dollars for Mexican subsidiaries and in the aforementioned currencies for our non-Mexican subsidiaries. Substantially all of our costs denominated in a foreign currency, other than the functional currency of each country in which we operate, are denominated in U.S. dollars. During 2014, we entered into forward derivative instruments and options to hedge part of our Mexican peso, Brazilian real, and Colombian peso fluctuation risk relative to our raw material costs denominated in U.S. dollars.

These instruments are considered hedges for accounting purposes. As of December 31, 2014, 28% of our indebtedness was denominated in U.S. dollars, 29% in Mexican pesos and the remaining 42% in Brazilian reais, Colombian pesos and Argentine pesos (including the effects of our derivative contracts as of December 31, 2014, including cross currency swaps from U.S. dollars to Mexican pesos and U.S. dollars to Brazilian reais). Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency-denominated operating costs and expenses and of the debt service obligations with respect to our foreign currency-denominated debt. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency denominated-indebtedness is increased. See also “Item 3. Key Information—Risk Factors—Depreciation of the local currencies of the countries in which we operate relative to the U.S. dollar could adversely affect our financial condition and results.”

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of each local currency in the countries where we operate relative to the U.S. dollar occurring on December 31, 2014, would have resulted in an increase in our foreign exchange (loss) gain, net of approximately Ps.992 million, reflecting higher foreign exchange gain generated by the cash balances held in U.S. dollars as of that date, net of the loss based on our U.S. dollar-denominated indebtedness as of December 31, 2014, after giving effect to all of our interest rate swap and cross-currency swap agreements.

As of April 10, 2015, the exchange rates relative to the U.S. dollar of all the countries in which we operate have appreciated or depreciated compared to December 31, 2014 as follows:

	Exchange Rate As of April 10, 2015		(Depreciation) or Appreciation
Mexico	15.17		(3.1)%
Guatemala	7.65		(0.8)%
Nicaragua	26.96		(1.3)%
Costa Rica	538.43		1.3%
Panama	1.00		—%
Colombia	2,494.77		(4.3)%
Venezuela	193.51	(1)	(287.1)%
Brazil	3.08		(15.9)%
Argentina	8.85		(3.5)%

(1)	SIMADI exchange rate as of April 10, 2015.

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies of each of the countries in which we operate relative to the U.S. dollar as of December 31, 2014, would produce a reduction in equity of approximately the following amounts:

Reduction in Equity
(millions of Mexican pesos)
Mexico	1,358
Colombia	889
Venezuela	346
Brazil	1,642
Argentina	94
Central America(1)	627

(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.

Equity Risk

As of December 31, 2014, we did not have any equity risk.

Commodity Price Risk

During 2014, we entered into futures and forwards contracts to hedge the cost of sugar in Brazil and Colombia, as well as futures and forward contracts to hedge the cost of aluminum in Brazil. The notional value of the sugar hedges was Ps.2,330 million as of December 31, 2014, with a fair value of Ps.(388) million with maturities ranging from 2015 to 2017. The notional value of the aluminum hedges was Ps.538 million as of December 31, 2014, with a fair value of Ps.(21) million with maturities in 2016. See Note 19 to our consolidated financial statements.

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

Direct and indirect reimbursements by the depositary

The depositary may reimburse us for certain expenses we incur in connection with the ADS program, subject to a ceiling agreed between us and the depositary. These reimbursable expenses may include listing fees and fees payable to service providers for the distribution of material to ADR holders.

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), our management concluded that our internal control over financial reporting was effective as of December 31, 2014.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL

CONTROL OVER FINANCIAL REPORTING

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF Coca-Cola FEMSA, S.A.B. DE C.V.:

We have audited Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the 2013 Framework) (the COSO criteria). Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated income statements, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014 and our report dated April 10, 2015 expressed an unqualified opinion thereon.

Mancera, S.C.

A member practice of

Ernst & Young Global

/s/ Adan Aranda
Mexico City, Mexico April 10, 2015

(d) Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.A.	Audit Committee Financial Expert

Our shareholders and our board of directors have designated José Manuel Canal Hernando, an independent director as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards, as an “audit committee financial expert” within the meaning of this Item 16.A. See “Item 6. Directors, Senior Management and Employees—Directors.”

Item 16.B.	Code of Ethics

We have adopted a code of ethics, within the meaning of this Item 16.B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, chief financial officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at www.coca-colafemsa.com. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address. In accordance with our code of ethics, we have developed a voice mailbox available to our employees to which complaints may be reported.

Item 16.C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Mancera, S.C. and other Ernst & Young practices (collectively, Ernst & Young) during the fiscal years ended December 31, 2014, December 31, 2013 and December 31, 2012:

	Year ended December 31,
	2014	2013	2012
	(millions of Mexican pesos)
Audit fees	66	68	58
Audit-related fees	3	6	3
Tax fees	14	6	3

Total fees	83	80	64

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

All Other Fees. For the years ended December 31, 2014, 2013 and 2012, there were no other fees.

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

Item 16.D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not directly purchase any of our equity securities in 2014. The following table presents purchases by trusts that FEMSA administers in connection with our bonus incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees—EVA-Based Bonus Program.”

Purchases of Equity Securities

Period	Total Number of Series L shares Purchased by trusts that FEMSA administers in connection with our bonus incentive plans	Average Price Paid per Series L Share	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
2014	330,730	Ps.171.17	—	—

Total	330,730	Ps.171.17	—	—

Item 16.F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G.	Corporate Governance

Pursuant to Rule 303A.11 of the Listed Company Manual of the New York Stock Exchange (NYSE), we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Mexican corporation with shares listed on the Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law and the regulations issued by the CNBV. We also disclose the extent to which we comply with the Mexican Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas), which was created by a group of Mexican business leaders and was endorsed by the BMV.

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

Compensation committee: A compensation committee composed entirely of independent directors is required. As a “controlled company,” we would be exempt from this requirement if we were a U.S. issuer.	Compensation committee: We do not have a committee that exclusively oversees compensation issues. Our Corporate Practices Committee, composed entirely of independent directors, reviews and recommends management compensation programs in order to ensure that they are aligned with shareholders’ interests and corporate performance.

NYSE Standards	Our Corporate Governance Practices

Audit committee: Listed companies must have an audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the NYSE independence standards.	Audit committee: We have an Audit Committee of five members. As required by the Mexican Securities Market Law, each member of the Audit Committee is an independent director, and its chairman is elected by our shareholders meeting.

Equity compensation plan: Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plan: Shareholder approval is not required under Mexican law or our bylaws for the adoption and amendment of an equity compensation plan. Such plans should provide for general application to all executives.

Code of business conduct and ethics: Corporate governance guidelines and a code of conduct and ethics are required, with disclosure of any waiver for directors or executive officers.	Code of business conduct and ethics: We have adopted a code of ethics, within the meaning of Item 16.B of SEC Form 20-F. Our code of ethics applies to our chief executive officer, chief financial officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at www.coca-colafemsa.com. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16.H.	Mine Safety Disclosure

Not applicable.

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits

(a)	List of Financial Statements

*	All supplementary schedules relating to the registrant are omitted because they are not required or because the required information, where material, is contained in the Financial Statements or Notes thereto.

(b)	List of Exhibits

Exhibit No:	Description
Exhibit 1.1	Amended and restated bylaws (Estatutos Sociales) of Coca-Cola FEMSA, S.A.B. de C.V., approved February 16, 2012 (English translation) (incorporated by reference to Exhibit 1.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 26, 2012 (File No. 1-2260)).

Exhibit 2.1	Deposit Agreement, dated as of September 1, 1993, among Coca-Cola FEMSA, S.A.B. de C.V., The Bank of New York (currently The Bank of New York Mellon), as Depositary, and Holders and Beneficial Owners of American Depository Receipts (incorporated by reference to Exhibit 3.5 to the Registration Statement of FEMSA on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

Exhibit 2.2	Indenture dated as of February 5, 2010 among Coca-Cola FEMSA, S.A.B. de C.V., and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

Exhibit 2.3	First Supplemental Indenture dated as of February 5, 2010 among Coca-Cola FEMSA, S.A.B. de C.V., and The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A. (incorporated by reference to Exhibit 2.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

Exhibit 2.4	Second Supplemental Indenture dated as of April 1, 2011 among Coca-Cola FEMSA, S.A.B. de C.V., Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V., as Guarantor, and The Bank of New York Mellon (incorporated by reference to Exhibit 2.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 17, 2011 (File No. 1-12260)).

Exhibit 2.5	Third Supplemental Indenture dated as of September 6, 2013 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), as existing guarantor, Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S. de R.L. de C.V., as additional guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No.333-187275)).

Exhibit 2.6	Fourth Supplemental Indenture dated as of October 18, 2013 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S. de R.L. de C.V., as existing guarantors, Controladora Interamericana de Bebidas, S. de R.L. de C.V., as additional guarantor, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No.333-187275)).

Exhibit 2.7	Fifth Supplemental Indenture dated as of November 26, 2013 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish paying agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on December 5, 2013 (File No.1-12260)).

Exhibit 2.8	Sixth Supplemental Indenture dated as of January 21, 2014 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish paying agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on January 27, 2014 (File No.1-12260)).

Exhibit 4.1	Amended and Restated Shareholders Agreement dated as of July 6, 2002, by and among Compañia Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., The Coca-Cola Company and The Inmex Corporation, (incorporated by reference to Exhibit 4.13 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit No:	Description
Exhibit 4.2	First Amendment, dated May 6, 2003, to the Amended and Restated Shareholders Agreement, dated as of July 6, 2002, among Compañia Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., The Coca-Cola Company, The Inmex Corporation, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit 4.3	Second Amendment, dated as of February 1, 2010, to the to the Amended and Restated Shareholders Agreement, dated as of July 6, 2002, by and among Compañia Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., The Coca-Cola Company, The Inmex Corporation and Dulux CBAI 2003 B.V. (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

Exhibit 4.4	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the valley of Mexico (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.5	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the valley of Mexico (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.6	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Exhibit 4.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.7	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.8	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

Exhibit 4.9	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Bajio, S.A. de C.V., and The Coca-Cola Company with respect to operations in Bajio, Mexico (English translation) (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

Exhibit 4.10	Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

Exhibit No:	Description
Exhibit 4.11	Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

Exhibit 4.12	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.13	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.14	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.15	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.16	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

Exhibit 4.17	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.40 to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

Exhibit 4.18	Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administración de Marcas S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Exhibit 10.3 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.19	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.6 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.20	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.7 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.21	Supply Agreement dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and FEMSA Empaques, (incorporated by reference to Exhibit 10.7 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.22	Supply Agreement dated April 3, 1998, between Alpla Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).*

Exhibit 4.23	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA, S.A.B. de C.V. and FEMSA Logística (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

Exhibit 4.24	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.8 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit No:	Description
Exhibit 4.25	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.9 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.26	Memorandum of Understanding, dated as of March 11, 2003, by and among Panamerican Beverages, S.A. de C.V., as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Exhibit 10.14 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.27	Shareholders Agreement dated as of January 25, 2013, by and among CCFPI, Coca-Cola South Asia Holdings, Inc., Coca-Cola Holdings (Overseas) Limited and Controladora de Inversiones en Bebidas Refrescantes, S.L. (incorporated by reference to Exhibit 4.27 of Coca-Cola Femsa’s Annual Report on Form 20-F filed on March 15, 2013 (File No. 1-12260))

Exhibit 7.1	The Coca-Cola Company memorandum, to Steve Heyer from José Antonio Fernández, dated December 22, 2002 (incorporated by reference to Exhibit 10.1 to FEMSA’s Registration Statement on Amendment No. 1 to the Form F-3 filed on September 20, 2004 (File No. 333-117795)).

Exhibit 7.2	Calculation of Ratio of Earnings to Fixed Charges.

Exhibit 8.1	Significant Subsidiaries.

Exhibit 12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 15, 2015.

Exhibit 12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 15, 2015.

Exhibit 13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 15, 2015.

Exhibit 23.1	Consent of Mancera, S.C., a member practice of Ernst & Young Global

*	Portions of Exhibit 4.22 were omitted pursuant to a request for confidential treatment. Such omitted portions were filed separately with the Securities and Exchange Commission.

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

Date: April 15, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Coca-Cola FEMSA, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of Coca-Cola FEMSA, S.A.B. de C.V. and its subsidiaries as of December 31, 2014 and 2013, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coca-Cola FEMSA, S.A.B. de C.V. and its subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 10, 2015 expressed an unqualified opinion thereon.

Mancera, S.C. A member practice of Ernst & Young Global

/s/ Adan Aranda Suárez
Adan Aranda Suárez

Mexico City, Mexico

April 10, 2015

Consolidated Statements of Financial Position

At December 31, 2014 and 2013

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	Note	December 2014 (*)	December 2014		December 2013
ASSETS
Current assets:
Cash and cash equivalents	5	$879	Ps.	12,958	Ps.	15,306
Accounts receivable, net	6	701		10,339		9,958
Inventories	7	530		7,819		9,130
Recoverable taxes		277		4,082		4,120
Other current financial assets	8	105		1,544		3,134
Other current assets	8	93		1,386		1,583

Total current assets		2,585		38,128		43,231

Non-current assets:
Investments in associates and joint ventures	9	1,175		17,326		16,767
Property, plant and equipment, net	10	3,426		50,527		51,785
Intangible assets, net	11	6,578		97,024		98,974
Deferred tax assets	23	200		2,956		1,326
Other non-current financial assets	12	214		3,160		1,319
Other non-current assets, net	12	220		3,245		3,263

Total non-current assets		11,813		174,238		173,434

TOTAL ASSETS		$14,398	Ps.	212,366	Ps.	216,665

LIABILITIES AND EQUITY
Current liabilities:
Bank loans and notes payable	17	$20		Ps. 301		Ps. 495
Current portion of non-current debt	17	61		905		3,091
Interest payable		25		371		324
Suppliers		959		14,151		16,220
Accounts payable		363		5,336		4,950
Taxes payable		370		5,457		5,575
Other current financial liabilities	24	128		1,882		1,743

Total current liabilities		1,926		28,403		32,398

Non-current liabilities:
Bank loans and notes payable	17	4,395		64,821		56,875
Post-employment and other non-current employee benefits	15	158		2,324		2,555
Deferred tax liabilities	23	74		1,085		887
Other non-current financial liabilities	24	20		288		1,263
Provisions and other non-current liabilities	24	360		5,327		5,534

Total non-current liabilities		5,007		73,845		67,114

Total liabilities		6,933		102,248		99,512

Equity:
Capital stock	21	139		2,048		2,048
Additional paid-in capital		2,813		41,490		41,490
Retained earnings		5,059		74,624		70,094
Cumulative other comprehensive (loss) income		(844)		(12,445)		(521)

Equity attributable to equity holders of the parent		7,167		105,717		113,111
Non-controlling interest in consolidated subsidiaries	20	298		4,401		4,042

Total equity		7,465		110,118		117,153

TOTAL LIABILITIES AND EQUITY		$14,398	Ps.	212,366	Ps.	216,665

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of financial position.

Consolidated Income Statements

For the years ended December 31, 2014, 2013 and 2012

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.) except per share amounts

	Note	2014 (*)	2014		2013		2012
Net sales		$9,963	Ps.	146,948	Ps.	155,175	Ps.	146,907
Other operating revenues		24		350		836		832

Total revenues		9,987		147,298		156,011		147,739
Cost of goods sold		5,350		78,916		83,076		79,109

Gross profit		4,637		68,382		72,935		68,630
Administrative expenses		433		6,385		6,487		6,217
Selling expenses		2,743		40,465		44,828		40,223
Other income	18	68		1,001		478		545
Other expenses	18	79		1,159		1,101		1,497
Interest expense		376		5,546		3,341		1,955
Interest income		26		379		654		424
Foreign exchange (loss) gain, net		(66)		(968)		(739)		272
Loss on monetary position for subsidiaries in hyperinflationary economies		22		312		393		—
Market value gain on financial instruments	19	2		25		46		13

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		1,014		14,952		17,224		19,992
Income taxes	23	262		3,861		5,731		6,274
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	9	(8)		(125)		289		180

Consolidated net income		$744	Ps.	10,966	Ps.	11,782	Ps.	13,898

Attributable to:
Equity holders of the parent		$715	Ps.	10,542	Ps.	11,543	Ps.	13,333
Non-controlling interest		29		424		239		565

Consolidated net income		$744	Ps.	10,966	Ps.	11,782	Ps.	13,898

Net equity holders of the parent (U.S. dollars and Mexican pesos):
Earnings per share	22	$0.34	Ps.	5.09	Ps.	5.61	Ps.	6.62

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated income statements.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2014, 2013 and 2012

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	Note	2014 (*)	2014		2013		2012
Consolidated net income		$744	Ps.	10,966	Ps.	11,782	Ps.	13,898

Other comprehensive income:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Unrealized loss on available-for sale securities, net of taxes		—		—		(2)		(2)
Valuation of the effective portion of derivative financial instruments, net of taxes	19	15		215		(279)		(201)
Exchange differences on the translation of foreign operations and associates		(812)		(11,994)		(1,565)		(2,361)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods		(797)		(11,779)		(1,846)		(2,564)

Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes	15	(13)		(192)		(145)		(125)

Net other comprehensive income not being reclassified to profit or loss in subsequent periods		(13)		(192)		(145)		(125)

Total other comprehensive loss, net of tax		(810)		(11,971)		(1,991)		(2,689)

Consolidated comprehensive income for the year, net of tax		$(66)	Ps.	(1,005)	Ps.	9,791	Ps.	11,209

Attributable to:
Equity holders of the parent		$(92)	Ps.	(1,382)	Ps.	9,391	Ps.	10,967
Non-controlling interest		26		377		400		242

Consolidated comprehensive income for the year, net of tax		$(66)	Ps.	(1,005)	Ps.	9,791	Ps.	11,209

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2014, 2013 and 2012

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

Attributable to:	Capital Stock	Additional Paid-in Capital	Retained Earnings	Unrealized Gain on Available for-sale Securities	Valuation of the Effective Portion of Derivative Financial Instruments	Exchange Differences on Translation of Foreign Operations and Associates	Remeasurements of the Net Defined Benefit Liability	Equity Attributable To Equity Holders of the Parent	Non- Controlling Interest	Total Equity
Balances at January 1, 2012	Ps. 2,009	Ps. 27,230	Ps. 56,792	Ps. 4	Ps. 44	Ps. 4,073	Ps. (124)	Ps. 90,028	Ps. 3,053	Ps. 93,081

Net income	—	—	13,333	—	—	—	—	13,333	565	13,898
Other comprehensive income, net of tax	—	—	—	(2)	(179)	(2,054)	(131)	(2,366)	(323)	(2,689)

Total comprehensive income	—	—	13,333	(2)	(179)	(2,054)	(131)	10,967	242	11,209
Dividends declared	—	—	(5,624)	—	—	—	—	(5,624)	(109)	(5,733)
Acquisition of Grupo Fomento Queretano	20	6,258	—	—	—	—	—	6,278	—	6,278
Acquisition of non-controlling interest	—	—	—	—	—	—	—	—	(7)	(7)

Balances at December 31, 2012	2,029	33,488	64,501	2	(135)	2,019	(255)	101,649	3,179	104,828

Net income	—	—	11,543	—	—	—	—	11,543	239	11,782
Other comprehensive income, net of tax	—	—	—	(2)	(233)	(1,777)	(140)	(2,152)	161	(1,991)

Total comprehensive income	—	—	11,543	(2)	(233)	(1,777)	(140)	9,391	400	9,791
Increase in share of non-controlling interest	—	—	—	—	—	—	—	—	515	515
Dividends declared	—	—	(5,950)	—	—	—	—	(5,950)	(52)	(6,002)
Acquisition of Grupo Yoli	19	8,002	—	—	—	—	—	8,021	—	8,021

Balances at December 31, 2013	2,048	41,490	70,094	—	(368)	242	(395)	113,111	4,042	117,153

Net income	—	—	10,542	—	—	—	—	10,542	424	10,966
Other comprehensive income, net of tax	—	—	—	—	220	(11,973)	(171)	(11,924)	(47)	(11,971)

Total comprehensive income	—	—	10,542	—	220	(11,973)	(171)	(1,382)	377	(1,005)
Dividends declared	—	—	(6,012)	—	—	—	—	(6,012)	(18)	(6,030)

Balances at December 31, 2014	Ps. 2,048	Ps. 41,490	Ps. 74,624	Ps. —	Ps. (148)	Ps. (11,731)	Ps. (566)	Ps. 105,717	Ps. 4,401	Ps. 110,118

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of changes in equity.

Consolidated Statements of Cash Flows

For the years ended December 31, 2014, 2013 and 2012

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	2014 (*)	2014	2013	2012
Cash flows from operating activities:
Income before income taxes	$1,006	Ps. 14,827	Ps. 17,513	Ps. 20,172
Adjustments for:
Non-cash operating expenses	30	438	(42)	218
Unrealized gain on marketable securities	—	—	—	(2)
Depreciation	411	6,072	6,371	5,078
Amortization	59	877	761	614
Gain (loss) on disposal of long-lived assets	2	33	(27)	(99)
Write-off of long-lived assets	3	39	39	14
Share of the loss (profit) of associates and joint ventures accounted for using the equity method, net of taxes	8	125	(289)	(180)
Interest income	(26)	(379)	(654)	(424)
Interest expense	227	3,352	2,604	1,796
Foreign exchange loss (gain), net	66	968	739	(272)
Non-cash movements in post-employment and other non-current employee benefits obligations	(2)	(27)	216	571
Monetary position loss, net	21	312	393	—
Market value loss on financial instruments	167	2,460	1,053	138
(Increase) decrease:
Accounts receivable and other current assets	(53)	(777)	(1,072)	(1,545)
Other current financial assets	(146)	(2,156)	(3,094)	(1,218)
Inventories	(40)	(588)	(623)	(731)
Increase (decrease):
Suppliers and other accounts payable	339	4,978	2,921	5,231
Other liabilities	(98)	(1,442)	89	(346)
Employee benefits paid	(16)	(235)	(127)	(88)
Income taxes paid	(303)	(4,471)	(4,674)	(5,277)

Net cash flows from operating activities	1,655	24,406	22,097	23,650

Investing activities:
Acquisition of Grupo Fomento Queretano, net of cash acquired (Note 4)	—	—	—	(1,114)
Acquisition of Grupo Yoli, net of cash acquired (Note 4)	—	—	(1,046)	—
Acquisition of Companhia Fluminense de Refrigerantes, net of cash acquired (Note 4)	—	—	(4,648)	—
Acquisition of Grupo Spaipa, net of cash acquired (Note 4)	—	—	(23,056)	—
Proceeds from the sale of marketable securities	—	—	—	273
Interest received	26	379	654	424
Acquisitions of long-lived assets	(736)	(10,862)	(10,615)	(9,741)
Proceeds from the sale of long-lived assets	10	147	195	293
Acquisition of intangible assets	(44)	(634)	(1,256)	(235)
Other non-current assets	(17)	(257)	(734)	(420)
Investment in shares Coca-Cola FEMSA Philippines, Inc. (Note 9)	—	—	(8,904)	—
Dividends received from investments in associates and joint ventures (Note 9)	10	148	—	—
Investment in shares	(4)	(58)	(71)	(469)

Net cash flows used in investing activities	(755)	(11,137)	(49,481)	(10,989)

	2014 (*)	2014	2013	2012
Financing activities:
Proceeds from borrowings	$419	Ps. 6,180	Ps. 66,748	Ps. 16,429
Repayment of borrowings	(424)	(6,254)	(36,744)	(8,464)
Interest paid	(216)	(3,182)	(2,328)	(1,694)
Dividends paid	(409)	(6,030)	(6,002)	(5,733)
Acquisition of non-controlling interests	—	—	—	(7)
Increase in shares of non-controlling interest	—	—	515	—
Other financing activities	(124)	(1,828)	1,546	(270)
Payments under finance leases	(16)	(236)	(229)	(201)

Net cash flows (used in) / from financing activities	(770)	(11,350)	23,506	60

Net increase (decrese) in cash and cash equivalents	130	1,919	(3,878)	12,721
Initial balance of cash and cash equivalents	1,038	15,306	23,222	11,843
Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies	(289)	(4,267)	(4,038)	(1,342)

Ending balance of cash and cash equivalents	$879	Ps. 12,958	Ps. 15,306	Ps. 23,222

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of cash flow.

Notes to the Consolidated Statements

As of December 31, 2014, 2013 and 2012

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

Note 1. Activities of the Company

Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA” or “the Company”) is a Mexican corporation, mainly engaged in acquiring, holding and transferring all types of bonds, shares and marketable securities.

Coca-Cola FEMSA is indirectly owned by Fomento Economico Mexicano, S.A.B. de C.V. (“FEMSA”), which holds 47.9% of its capital stock and 63% of its voting shares and The Coca-Cola Company (“TCCC”), which indirectly owns 28.1% of its capital stock and 37% of its voting shares. The remaining 24% of Coca-Cola FEMSA’s shares trade on the Bolsa Mexicana de Valores, S.A.B. de C.V. (BMV: KOF). Its American Depositary shares (“ADS”) trade on the New York Stock Exchange, Inc. The address of its registered office and principal place of business is Mario Pani No. 100 Col. Santa Fe Cuajimalpa Delegacion Cuajimalpa de Morelos, Mexico D.F. 05348, Mexico.

Coca-Cola FEMSA and its subsidiaries (the “Company”), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela, Brazil and Argentina.

As of December 31, 2014 and 2013 the most significant subsidiaries over which the Company exercises control are:

Company	Activity	Country	Ownership percentage 2014	Ownership percentage 2013
Propimex, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%
Controladora Interamericana de Bebidas, S. de R.L. de C.V.	Holding	Mexico	100.00%	100.00%
Spal Industria Brasileira de Bebidas, S.A.	Manufacturing and distribution	Brazil	96.06%	96.06%
Distribuidora y Manufacturera del Valle de México, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%
Servicios Refresqueros del Golfo, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%

Note 2. Basis of Preparation

2.1 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer John Santa Maria Otazua and Chief Financial and Administrative Officer Héctor Treviño Gutiérrez on February 21, 2015. Those consolidated financial statements and notes were then approved by the Company’s Board of Directors on February 24, 2015 and by the Shareholders on March 12, 2015. The accompanying consolidated financial stetements were approved for issuance in the Company´s annual report on Form 20-F by the Company’s Chief Executive Officer and Chief Financial Officer on April 10, 2015, and subsequent events have been considered through that date (See Note 28).

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

2.2.3 Convenience translation to U.S. dollars ($)

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position as of December 31, 2014, the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2014 were converted into U.S. dollars at the exchange rate of Ps. 14.75 per U.S. dollar as published by the Federal Reserve Bank of New York as of that date. This arithmetic conversion should not be construed as representations that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate.

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

2.3.1.1 Impairment of indefinite lived intangible assets, goodwill and other depreciable long-lived assets

Intangible assets with indefinite lives as well as goodwill are subject to annual impairment tests. An impairment exists when the carrying value of an asset or cash generating unit (CGU) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. In order to determine whether such assets are impaired, the Company initially calculates an estimation of the value in use of the cash-generating units to which such assets have been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. The Company reviews annually the carrying value of its intangible assets with indefinite lives and goodwill for impairment based on recognized valuation techniques. While the Company believes that its estimates are reasonable, different assumptions regarding such estimates could materially affect its evaluations. Impairment losses are recognized in current earnings in the period the related impairment is determined.

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples or other available fair value indicators. The key assumptions used to determine the recoverable amount for the Company’s CGUs, including a sensitivity analysis, are further explained in Notes 3.16 and 11.

2.3.1.2 Useful lives of property, plant and equipment and intangible assets with defined useful lives

Property, plant and equipment, including returnable bottles are expected to provide benefits over a period of more than one year, as well as intangible assets with defined useful lives are depreciated/amortized over their estimated useful lives. The Company bases it estimates on the experience of its technical personnel as well as based on its experience in the industry for similar assets, see Notes 3.12, 10 and 11.

2.3.1.3 Post-employment and other non-current employee benefits

The Company regularly evaluates the reasonableness of the assumptions used in its post-employment and other non-current employee benefit computations. Information about such assumptions is described in Note 15.

2.3.1.4 Income taxes

Deferred income tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The Company regularly reviews its deferred tax assets for recoverability, and records a deferred tax asset based on its judgment regarding the probability of historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences, see Note 23.

2.3.1.5 Tax, labor and legal contingencies and provisions

The Company is subject to various claims and contingencies related to tax, labor and legal proceedings as described in Note 24. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management periodically assesses the probability of loss for such contingencies and accrues a provision and/ or discloses the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a provision for the estimated loss.

2.3.1.6 Valuation of financial instruments

The Company is required to measure all derivative financial instruments at fair value.

The fair values of derivative financial instruments are determined considering quoted prices in recognized markets. If such instruments are not traded, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable data, recognized in the financial sector. The Company bases its forward price curves upon market price quotations. Management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of financial instruments, see Note 19.

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

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12, Income Taxes and IAS 19, Employee Benefits, respectively;

•	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Company entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2, Share-based Payment at the acquisition date, see Note 3.24; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that standard.

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

2.3.1.9 Joint Arrangements

An arrangement can be a joint arrangement even though not all of its parties have joint control of the arrangement. When the Company is a party to an arrangement it shall assess whether the contractual arrangement gives all the parties, or a group of the parties, control of the arrangement collectively; joint control exists only when decisions about the relevant activities require the unanimous consent of the parties that control the arrangement collectively. Management needs to apply judgment when assessing whether all the parties, or a group of the parties, have joint control of an arrangement. When assessing joint control, management considers the following facts and circumstances:

a)	If all the parties, or a group of the parties, control the arrangement, considering definition of joint control, as described in Note 3.1; and

b)	If decisions about the relevant activities require the unanimous consent of all the parties, or of a group of the parties

As mentioned in Note 9, on January 25, 2013, the Company finalized the acquisition of 51% of Coca-Cola FEMSA Philippines, Inc. (CCFPI) (formerly Coca-Cola Bottlers Philippines, Inc.). The Company currently jointly controls CCFPI with TCCC. This is based on the following factors: (i) during the initial four-year period some relevant activities require joint approval between the Company and TCCC; and (ii) potential voting rights to acquire the remaining 49% of CCFPI are not probable to be executed in the foreseeable future due to the fact the call option is “out of the money” as of December 31, 2014 and 2013.

2.3.1.10 Venezuela Exchange Rates

As is further explained in Note 3.3 below, the exchange rate used to account for foreign currency denominated monetary items arising in Venezuela, and also the exchange rate used to translate the financial statements of the Company’s Venezuelan subsidiary for group reporting purposes are both key sources of estimation uncertainty in preparing the accompanying consolidated financial statements.

2.4 Changes in accounting policies

The Company has adopted the following new IFRS and amendments to IFRS during 2014:

•	Amendments to IFRS 10, IFRS 12 and IAS 27 (revised 2011), Consolidated Financial Statements, Disclosures of Interest in Other Entities and Separate Financial Statements

•	Amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities

•	Amendments to IAS 36, Impairment of assets

•	Amendments to IAS 39, Financial instruments: recognition and measurement

•	IFRIC 21, Levies

•	Annual Improvements 2010-2012 Cycle

The nature and the effect of the changes are further explained below.

Amendments to IFRS 10, IFRS 12 and IAS 27 (revised 2011), Consolidated Financial Statements, Disclosures of Interest in Other Entities and Separate Financial Statements

Amendments to IFRS 10, IFRS 12 and IAS 27, provide ‘investment entities’ an exemption from the consolidation of particular subsidiaries and instead require that an investment entity measure the investment in each eligible subsidiary at fair value through profit or loss in accordance with IFRS 9 or IAS 39. In addition, the amendments also require disclosures about why the entity is considered an investment entity, details of the entity’s unconsolidated subsidiaries, and the nature of relationship and certain transactions between the investment entity and its subsidiaries. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not have participation in an investment entity therefore the adoption of these amendments had no impact on the Company’s consolidated financial statements.

Amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities

Amendments to IAS 32, “Offsetting Financial Assets and Financial Liabilities”, clarify existing application issues relating to the offsetting requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014, with retrospective application required. The adoption these amendments had no impact on the Company´s consolidated financial statements because the Company’s policy for offsettings financial instruments is already in accordance with the amendments of IAS 32.

Amendments to IAS 36, Impairment of assets

Amendments to IAS 36 “Impairment of Assets”, reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. The adoption of these amendments had no impact on the Company´s consolidated financial statements because the Company had no impairment charges in the current and previous years and in consequence there is no amount that could be reversed.

Amendments to IAS 39, Financial Instruments: Recognition and Measurement

Amendments to IAS 39 “Financial Instruments: Recognition and Measurement” clarify that there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met. A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. In order to apply the amendments and continue hedge accounting, novation to a central counterparty (CCP) must happen as a consequence of laws or regulations or the introduction of laws or regulations. The amendments to IAS 39 are effective for annual periods beginning on or after January 1, 2014. The Company did not have novated derivates designated as hedging during 2014.

Annual Improvements 2010-2012 Cycle

In the 2010-2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 is effective immediately and, thus, for periods beginning on January 1, 2014, and it clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. This amendment to IFRS 13 had no impact on the Company´s consolidated financial statements.

The amendment to IFRS 8 is effective for annual periods beginning on or after July 1, 2014 however the amendments were early adopted for the current year. The amendments require disclosing a) the judgments made by management in applying the aggregation criteria of reportable segments, and b) provide reconciliations of all of the total of the reportable segments’ assets to the entity’s assets if the segment assets are reported to the CODM. These amendments were incorporated in Note 25.

IFRIC 21, Levies

IFRIC 21 Levies, provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. The Interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. It provides guidance on recognition of a liability to pay levies, where the liability is recognized progressively if the obligating event occurs over a period of time; and if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. This interpretation is effective for accounting periods beginning on or after January 1, 2014, with early adoption permitted. The Company adopted this interpretation and had no material impact on the financial statements because the rates to which is subject are recorded at the time the event giving rise to the payment obligation arises.

Note 3. Significant Accounting Policies

3.1 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2014. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

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

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statement of comprehensive income from the date the Company gains control until the date the Company ceases to control the subsidiary.

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

For incorporation into the Company’s consolidated financial statements, each foreign subsidiary, associate or joint venture’s individual financial statements are translated into Mexican pesos, as described as follows:

•	For hyperinflationary economic environments, the inflation effects of the origin country are recognized, and subsequently translated into Mexican pesos using the year-end exchange rate for the consolidated statements of financial position and consolidated income statement and comprehensive income; and

•	For non-inflationary economic environments, assets and liabilities are translated into Mexican pesos using the year-end exchange rate, equity is translated into Mexican pesos using the historical exchange rate, and the income statement and comprehensive income is translated using the exchange rate at the date of each transaction. The Company uses the average exchange rate of each month only if the exchange rate does not fluctuate significantly.

		Exchange Rates of Local Currencies Translated to Mexican Pesos
	Functional/ Currency	Average Exchange Rate for			Exchange Rate as of
Country or Zone		2014	2013	2012	2014	2013
Mexico	Mexican peso	Ps. 1.00	Ps. 1.00	Ps. 1.00	Ps. 1.00	Ps. 1.00
Guatemala	Quetzal	1.72	1.62	1.68	1.94	1.67
Costa Rica	Colon	0.02	0.03	0.03	0.03	0.03
Panama	U.S. dollar	13.30	12.77	13.17	14.72	13.08
Colombia	Colombian peso	0.01	0.01	0.01	0.01	0.01
Nicaragua	Cordoba	0.51	0.52	0.56	0.55	0.52
Argentina	Argentine peso	1.64	2.34	2.90	1.72	2.01
Venezuela	Bolivar	1.28	2.13	3.06	0.29	2.08
Brazil	Reais	5.66	5.94	6.76	5.54	5.58
Philippines	Philippines peso	0.30	0.30	0.31	0.33	0.29

The Company has operated under exchange controls in Venezuela since 2003 that affect its ability to remit dividends abroad or make payments other than in local currencies and that may increase the real price of raw materials purchased in local currency. Cash balances of the Company’s Venezuela subsidiary which are not readily available for use within the group are disclosed in Note 5.

As of December 31, 2014, Venezuela’s entities were able to convert bolivars to US dollars at one of three legal exchange rates:

i)	The official exchange rate. Used for transactions involving what the Venezuelan government considers to be “essential goods and services”.

ii)	SICAD I. Used for certain transactions, including payment of services and payments related to foreign investments in Venezuela were transacted at the state-run Supplementary Foreign Currency Administration System (SICAD-I) exchange rate. The SICAD-I determined an alternative exchange rate based on limited periodic sales of US dollars through auction.

iii)	SICAD II. The Venezuelan government enacted a new law in 2014 that authorized an additional method of exchanging Venezuelan bolivars to U.S. dollars at rates other than either the official exchange rate or the SICAD-I exchange rate. SICAD-II was used for certain types of defined transactions not otherwise covered by the official exchange rate or the SICAD-I exchange rate.

As of December 31, 2014, the official exchange rate was 6.30 bolivars per U.S. dollar, the SICAD-I exchange rate was 12.00 bolivars per US dollar (1.23 Mexican peso per bolivar), and the SICAD-II exchange rate was 49.99 bolivars per US dollar (0.29 Mexican peso per bolivar).

The Company’s recognition of its Venezuela operations involves a two-step accounting process in order to translate into bolivars all transactions in a different currency than the Venezuelan currency and then to translate to Mexican Pesos.

Step-one.- Transactions are first recorded in the stand-alone accounts of the Venezuelan subsidiary in its functional currency, that is the bolivars. Any non-bolivar denominated monetary assets or liabilities are translated into bolivar at each balance sheet date using the exchange rate at which we expect them to be settled, with the corresponding effect of such translation being recorded in the income statement.

As of December 31, 2014 the Company had US $ 449 million in monetary liabilities recorded using the official exchange rate. The Company believes that these payables for imports of essential goods should continue to qualify for settlement at the official exchange rate. If there is a change in the official exchange rate in the future, or should we determine these amounts no longer qualify, we will recognize the impact of this change in the income statement.

Step-two.- In order to integrate the results of the Venezuelan operations into the consolidated figures of the Company, such Venezuelan results are translated from Venezuelan bolivars into Mexican pesos. During the first three quarters of 2014, the Company used SICAD-I exchange rate as the rate for the translation of the Venezuelan amounts based on the expectation this would have been the exchange rate to what dividends will be settled. During the fourth quarter, the Company decided to move from SICAD I to SICAD II- exchange rate to reflect its revised estimate. In accordance with IAS 21 and given the fact that Venezuela is considered a hyper-inflationary economy, we have translated the results for the entire year using SICAD II exchange rate. Prior to 2014, the Company used the official exchange rate of 6.30 and 4.30 bolivars per US dollar in 2013 and 2012, respectively.

As a result of the change in exchange rate applied to translate financial statements during 2014 and the devaluation of Bolivar in 2013, the statement of financial position reflects a reduction in equity of Ps. 11,836 and Ps. 3,700, respectively. These reductions in equity are presented as part of other comprehensive income.

Official exchange rates for Argentina are published by the Argentine Central Bank. The Argentine peso has experienced significant devaluation over the past several years and the government has adopted various rules and regulations since late 2011 that established new restrictive controls on capital flows into the country. These enhanced exchange controls have practically closed the foreign exchange market to retail transactions. It is widely reported that the Argentine peso/U.S. dollar exchange rate in the unofficial market substantially differs from the official foreign exchange rate. The Argentine government could impose further exchange controls or restrictions on the movement of capital and take other measures in the future in response to capital flight or a significant depreciation of the Argentine peso.

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

As of December 31, 2014, 2013, and 2012, the operations of the Company are classified as follows:

Country	Cumulative Inflation 2012- 2014	Type of Economy	Cumulative Inflation 2011- 2013	Type of Economy	Cumulative Inflation 2010- 2012	Type of Economy
Mexico	12.4%	Non-hyperinflationary	12.2%	Non-hyperinflationary	12.3%	Non-hyperinflationary
Guatemala	11.5%	Non-hyperinflationary	14.8%	Non-hyperinflationary	15.8%	Non-hyperinflationary
Costa Rica	14.6%	Non-hyperinflationary	13.1%	Non-hyperinflationary	15.9%	Non-hyperinflationary
Panama	9.7%	Non-hyperinflationary	15.2%	Non-hyperinflationary	16.7%	Non-hyperinflationary
Colombia	8.1%	Non-hyperinflationary	7.8%	Non-hyperinflationary	9.6%	Non-hyperinflationary
Nicaragua	21.9%	Non-hyperinflationary	20.7%	Non-hyperinflationary	25.7%	Non-hyperinflationary
Argentina	52.6%	Non-hyperinflationary	34.0%	Non-hyperinflationary	34.6%	Non-hyperinflationary
Venezuela	210.2%	Hyperinflationary	139.3%	Hyperinflationary	94.8%	Hyperinflationary
Brazil	19.0%	Non-hyperinflationary	18.9%	Non-hyperinflationary	19.4%	Non-hyperinflationary
Philippines (equity method investment)	9.9%	Non-hyperinflationary	11.3%	Non-hyperinflationary	11.1%	Non-hyperinflationary

While the Venezuelan economy’s cumulative inflation rate for the period 2010-2012 was less than 100%, it was approaching 100%, and qualitative factors support its classification as a hyper-inflationary economy.

During 2014, the International Monetary Fund (IMF) issued a declaration of censure and called on Argentina to adopt remedial measures to address the quality of its official inflation data. The IMF noted that alternative data sources have shown considerably higher inflation rates than the official data since 2008. Consumer price data reported by Argentina from January 2014 onwards reflect the new national CPI (IPCNu), which differs substantively from the preceding CPI. Because of the differences in geographical coverage, weights, sampling, and methodology, the IPCNu data cannot be directly compared to the earlier CPI-GBA data.

3.5 Cash and cash equivalents

Cash is measured at nominal value and consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed rate investments, both with maturities of three months or less at the acquisition date and are recorded at acquisition cost plus interest income not yet received, which is similar to market prices.

The Company also maintains restricted cash held as collateral to meet certain contractual obligations (see Note 8). Restricted cash is presented within other current financial assets given that the restrictions are short-term in nature.

3.6 Financial assets

Financial assets are classified into the following specified categories: “fair value through profit or loss (FVTPL)”, “held-to-maturity investments”, “available-for-sale” and “loans and receivables”. The classification depends on the nature and purpose of holding the financial assets and is determined at the time of initial recognition.

When a financial asset is recognized initially, the Company measures it at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

The fair value of an asset is measured using the assumptions that market participants would use when pricing the asset, assuming that market participants act in their economic best interest.

The Company’s financial assets include cash and cash equivalents, marketable securities, loans and receivables, derivative financial instruments and other financial assets.

3.6.1 Effective interest rate method (EIR)

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

3.6.2 Marketable securities

Marketable securities consist of debt securities and bank deposits with maturities of more than three months at the acquisition date. Management determines the appropriate classification of investments at the time of purchase and assesses such designation as of each reporting date. As of December 31, 2014, and 2013 there were no marketable securities.

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

3.6.2.2 Held-to maturity marketable securities are those that the Company has the positive intent and ability to hold to maturity, and are carried at acquisition cost which includes any cost of purchase and premium or discount related to the investment which is amortized over the life of the investment based on its outstanding balance utilizing the effective interest method less any impairment. Interest and dividends on investments classified as held-to maturity are included in interest income. As of December, 31 2014 and 2013 there was no held-to maturity marketable securities balances.

3.6.2.3 Financial assets at fair value through profit or loss (FVTPL) include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39. Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value presented as finance costs (negative net changes in fair value) or finance income (positive net changes in fair value) in the statement of profit or loss.

3.6.3 Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments that are not quoted in an active market. Loans and receivables with a relevant period (including trade and other receivables) are measured at amortized cost using the effective interest method, less any impairment.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial. For the years ended December 31, 2014, 2013 and 2012 the interest income on loans and receivables recognized in the interest income line item within the consolidated income statements is Ps. -, Ps. 61 and Ps. 58, respectively.

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

3.7.3 Fair value hedges

The change in the fair value of a hedging derivative is recognized in the statement of profit or loss as foreign exchange gain or loss. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the statement of profit or loss as foreign exchange gain or loss.

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

3.8 Fair value measurement

The Company measures financial instruments, such as, derivatives, and non-financial assets such, at fair value at each balance sheet date. Also, fair values of bank loans and notes payable carried at amortized cost are disclosed in Note 17.

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

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period

The Company determines the policies and procedures for both recurring fair value measurement, such as those described in Note 19 and unquoted liabilities such as debt described in Note 17.

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

Prepaid assets principally consist of advances to suppliers of raw materials, advertising, promotional, leasing and insurance costs, and are recognized as other current assets at the time of the cash disbursement, and are unrecognized in the consolidated statement of financial position or consolidated income statement caption when the risks and rewards of the related goods have been transferred to the Company or services have been received, respectively.

The Company has prepaid advertising costs which consist of television and radio advertising airtime paid in advance. These expenses are generally amortized over the period based on the transmission of the television and radio spots. The related production costs are recognized in consolidated net income as incurred.

The Company has agreements with customers for the right to sell and promote the Company’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract, with amortization presented as a reduction of net sales. During the years ended December 31, 2014, 2013 and 2012, such amortization aggregated to Ps. 338, Ps. 696 and Ps. 970, respectively.

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

3.11.2 Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. The Company classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Company’s rights to the assets and obligations for the liabilities of the arrangements

Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The Company recognizes its interest in the joint ventures as an investment and accounts for that investment using the equity method. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. As of December 31, 2014 and 2013 the Company does not have an interest in joint operations.

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

The Company’s returnable bottles are depreciated according to their estimated useful lives (3 years for glass bottles and 1.5 years for PET bottles. Deposits received from customers are amortized over the same useful estimated lives of the bottles.

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

3.14 Intangible assets

Intangible assets are identifiable non-monetary assets without physical substance and represent payments whose benefits will be received in future years. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value as at the date of acquisition (see Note 3.2). Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite, in accordance with the period over which the Company expects to receive the benefits.

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

As of December 31, 2014, the Company had nine bottler agreements in Mexico: (i) the agreements for Mexico’s Valley territory, which expire in April 2016 and June 2023, (ii) the agreements for the Central territory, which expire in May 2015 (two agreements), May 2015 and July 2016, (iii) the agreement for the Northeast territory, which expires in May 2015 (iv) the agreement for the Bajio territory, which expires in May 2015, and (v) the agreement for the Southeast territory, which expires in June 2023. As of December 31, 2014, the Company had four bottler agreements in Brazil, two expiring in October 2017 and the other two expiring in April 2024. The bottler agreements with The Coca-Cola Company will expire for territories in other countries as follows: Argentina in September 2024; Colombia in June 2024; Venezuela in August 2016; Guatemala in March 2025; Costa Rica in September 2017; Nicaragua in May 2016 and Panama in November 2024. All of these bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew the applicable agreement. In addition, these agreements generally may be terminated in the case of material breach. Termination would prevent the Company from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on the Company´s business, financial conditions, results from operations and prospects.

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

As of December, 31 2014 and 2013 there was no impairment recognized in non-financial assets.

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

The Company recognizes a provision for a loss contingency when it is probable (i.e. the probability that the event will occur is greater than the probability that it will not) that certain effects related to past events, would materialize and can be reasonably quantified. These events and their financial impact are also disclosed as loss contingencies in the consolidated financial statements when the risk of loss is deemed to be other than remote. The Company does not recognize an asset for a gain contingency until the gain is realized, see Note 24.

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

In Mexico, the economic benefits and retirement pensions are granted to employees with 10 years of service and minimum age of 60. In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

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

During 2014, the Company settled its pension plan in Brazil and consequently recognized the corresponding effects of the settlement on the results of the current period, refer to Note 15.

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

For all financial instruments measured at amortized cost and interest bearing financial assets classified as available-for-sale, interest income or expense is recorded using the effective interest rate (“EIR”), which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. The related interest income is included in the consolidated statements of income.

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

Selling expenses include:

•	Distribution: labor costs (salaries and other related benefits), outbound freight costs, warehousing costs of finished products, write off of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2014, 2013 and 2012, these distribution costs amounted to Ps. 19,236, Ps. 17,971 and Ps. 16,839, respectively;

•	Sales: labor costs (salaries and other benefits including PTU) and sales commissions paid to sales personnel;

•	Marketing: labor costs (salaries and other benefits), promotional expenses and advertising costs.

PTU is paid by the Company’s Mexican and Venezuelan subsidiaries to its eligible employees. In Mexico, employee profit sharing is computed at the rate of 10% of the individual company taxable income, except for considering cumulative dividends received from resident legal persons in Mexico, depreciation of historical rather tax restated values, foreign exchange gains and losses, which are not included until the asset is disposed of or the liability is due and other effects of inflation are also excluded. PTU in Mexico is calculated from the same taxable income for income tax, except for the following: a) neither tax losses from prior years nor the PTU paid during the year are being decrease; and b) payments exempt from taxes for the employees are fully deductible in the PTU computation.

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

In Mexico, the income tax rate is 30% for 2012, 2013 and 2014. As a result of the Mexican Tax Reform discussed below, it will also be 30% for 2015.

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

Note 4. Mergers and Acquisitions

4.1 Mergers and Acquisitions

The Company have had certain business mergers and acquisitions that were recorded using the acquisition method of accounting. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the business, as disclosed below. Therefore, the consolidated statements of income and the consolidated statements of financial position in the years of such acquisitions are not comparable with previous periods. The consolidated statements of cash flows for the years ended December 31, 2013 and 2012 show the merged and acquired operations net of the cash related to those mergers and acquisitions. For the year ended December 31, 2014, the Company did not have any acquisitions or mergers.

While all of the acquired companies disclosed below represent bottlers of Coca-Cola trademarked beverages, such acquired entities were not under common ownership control prior to their acquisition.

4.1.1 Acquisition of Grupo Spaipa

On October 29, 2013, the Company through its Brazilian subsidiary Spal Industria Brasileira de Bebidas, S.A. completed the acquisition of 100% of Grupo Spaipa. Grupo Spaipa is comprised of the bottler entity Spaipa S.A. Industria Brasileira de Bebidas and three Holding Companies (collectively “Spaipa”) for Ps. 26,856 in an all cash transaction. Spaipa was a bottler of Coca-Cola trademark products which operated mainly in Sao Paulo and Paraná, Brazil. This acquisition was made to reinforce the Company’s leadership position in Brazil. Transaction related costs of Ps. 8 were expensed by the Company as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Spaipa was included in the operating results from November 2013.

The fair value of Grupo Spaipa net assets acquired is as follows:

	Preliminary estimate disclosed in 2013		Additional fair value adjustments			Final purchase price allocation
Total current assets, including cash acquired of Ps. 3,800	Ps.	5,918	Ps.	—		Ps.	5,918
Total non-current assets		5,390		(300)(1)			5,090
Distribution rights		13,731		(1,859)			11,872

Total assets		25,039		(2,159)			22,880
Total liabilities		(5,734)		(1,073	)(2)		(6,807)

Net assets acquired		19,305		(3,232)			16,073
Goodwill		7,551		3,232			10,783

Total consideration transferred	Ps.	26,856	Ps.	—		Ps.	26,856

(1)	Originated by changes in fair value of property, plant and equipment and investment in associates.

(2)	Originated by changes in valuation of contingencies identified at adquisition date.

The Company expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to the Company´s cash generating unit in Brazil. The goodwill recognized and expected to be deductible for income tax purposes according to Brazil tax law, is Ps. 22,202.

Selected income statement information of Spaipa for the period from the acquisition date through to December 31, 2013 is as follows:

Income statement	2013
Total revenues	Ps.	2,466
Income before taxes		354
Net income		311

4.1.2 Acquisition of Companhia Fluminense de Refrigerantes

On August 22, 2013, the Company through its Brazilian subsidiary Spal Industria Brasileira de Bebidas S.A., completed the acquisition of 100% of Companhia Fluminense de Refrigerantes (“Companhia Fluminense”) for Ps. 4,657 in an all cash transaction. Companhia Fluminense was a bottler of Coca-Cola trademark products which operated in the states of Minas Gerais, Rio de Janeiro, and Sao Paulo, Brazil. This acquisition was made to reinforce the Company’s leadership position in Brazil. Transaction related costs of Ps. 11 were expensed by the Company as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Companhia Fluminense was included in operating results from September 2013.

The fair value of Companhia Fluminense net assets acquired is as follows:

	Preliminary estimate disclosed in 2013		Additional Fair value Adjustments			Final purchase price allocation
Total current assets, including cash acquired of Ps. 9	Ps.	515	Ps.	—		Ps.	515
Total non-current assets		1,467		254	(1)		1,721
Distribution rights		2,634		(557)			2,077

Total assets		4,616		(303)			4,313
Total liabilities		(1,581)		(382	)(2)		(1,963)

Net assets acquired		3,035		(685)			2,350
Goodwill		1,622		685			2,307

Total consideration transferred	Ps.	4,657	Ps.	—		Ps.	4,657

(1)	Originated by changes in fair value of property, plant and equipment and investment in associates.

(2)	Originated by changes in valuation of contingencies identified at adquisition date.

The Company expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to the Company cash generating unit in Brazil. The goodwill recognized is expected to be deductible for income tax purposes according to Brazil tax law is Ps. 4,581.

Selected income statement information of Companhia Fluminense for the period from the acquisition date through to December 31, 2013 is as follows:

Income statement	2013
Total revenues	Ps.	981
Loss before taxes		(39)
Net loss		(34)

4.1.3 Merger with Grupo Yoli

On May 24, 2013, the Company completed the merger of 100% of Grupo Yoli. Grupo Yoli comprised the bottler entity Yoli de Acapulco, S.A. de C.V. and nine other entities. Grupo Yoli was a bottler of Coca-Cola trademark products which operates mainly in the state of Guerrero, as well as in parts of the state of Oaxaca in Mexico. This merger was made to reinforce the Company’s leadership position in Mexico. The transaction involved the issuance of 42,377,925 new L shares of Coca-Cola FEMSA, along with a cash payment immediately prior to closing of Ps. 1,109, in exchange for 100% share ownership of Grupo Yoli, which was accomplished through a merger. The total purchase price was Ps. 9,130 based on a share price of Ps. 189.27 per share on May 24, 2013. Transaction related costs of Ps. 82 were expensed by the Company as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Grupo Yoli was included in operating results from June 2013.

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

Selected income statement information of Grupo Yoli for the period from to the acquisition date through December 31, 2013 is as follows:

Income statement	2013
Total revenues	Ps.	2,240
Income before taxes		70
Net income		44

4.1.4 Merger with Grupo Fomento Queretano

On May 4, 2012, Coca-Cola FEMSA completed the merger of 100% of Grupo Fomento Queretano. Grupo Fomento Queretano comprised the bottler entity Refrescos Victoria del Centro, S. de R.L. de C.V. and three other entities. Grupo Fomento Queretano was a bottler of Coca-Cola trademark products in the state of Queretaro in Mexico. This merger was made to reinforce the Company’s leadership position in Mexico. The transaction involved the issuance of 45,090,375 new L shares of Coca-Cola FEMSA, along with a cash payment prior to closing of Ps. 1,221, in exchange for 100% share ownership of Grupo Fomento Queretano, which was accomplished through a merger. The total purchase price was Ps. 7,496 based on a share price of Ps. 139.22 per share on May 4, 2012. Transaction related costs of Ps. 12 were expensed by the Company as incurred, and recorded as a component of administrative expenses in the accompanying consolidated statements of income. Grupo Fomento Queretano was included in operating results from May 2012.

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

Note 5. Cash and Cash Equivalents

For the purposes of the statement of cash flows, cash includes cash on hand and in banks and cash equivalents, which are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, with a maturity date of three months or less at their acquisition date. Cash at the end of the reporting period consists of the following:

	2014		2013
Cash and bank balances	Ps.	7,212	Ps.	10,542
Cash equivalents (see Note 3.5)		5,746		4,764

	Ps.	12,958	Ps.	15,306

As explained in Note 3.3 above, the Company operates in Venezuela, which has a certain level of exchange control restricitons, which might prevent cash and cash equivalent balances from be available for use elsewhere in the group. At December 31, 2014 and 2013, cash and cash equivalent balances of the Company’s Venezuela subsidiary were Ps. 1,950 and Ps. 5,548, respectively.

Note 6. Accounts Receivable

	2014		2013
Trade receivables	Ps.	7,428	Ps.	7,406
Current trade customer notes receivable		227		184
The Coca-Cola Company (related party) (Note 13)		1,584		1,700
Loans to employees		154		211
Travel advances to employees		18		47
FEMSA and subsidiaries (related parties) (Note 13)		480		27
Other related parties (Note 13)		246		199
Other		569		583
Allowance for doubtful accounts on trade receivables		(367)		(399)

	Ps.	10,339	Ps.	9,958

6.1 Trade receivables

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

The carrying value of accounts receivable approximates its fair value as of December 31, 2014 and 2013.

Aging of trade receivables past due but not impaired	2014		2013
60-90 days	Ps.	33	Ps.	20
90-120 days		7		8
120 + days		27		34

Total	Ps.	67	Ps.	62

6.2 Changes in the allowance for doubtful accounts

	2014		2013		2012
Balance at beginning of the year	Ps.	399	Ps.	329	Ps.	298
Allowance for the year		82		138		280
Charges and write-offs of uncollectible accounts		(78)		(24)		(221)
Restatement of beginning balance in hyperinflationary economies and effects of changes in foreign exchange rates		(36)		(44)		(28)

Balance at end of the year	Ps.	367	Ps.	399	Ps.	329

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the customer base being large and unrelated.

Aging of impaired trade receivables	2014		2013
60-90 days	Ps.	13	Ps.	67
90-120 days		10		11
120+ days		344		321

Total	Ps.	367	Ps.	399

6.3 Payments from The Coca-Cola Company:

The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Company’s refrigeration equipment and returnable bottles investment program. Contributions received by the Company for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the investment in refrigeration equipment and returnable bottles items. For the years ended December 31, 2014, 2013 and 2012 contributions received were Ps. 4,118, Ps. 4,206 and Ps. 3,018, respectively.

Note 7. Inventories

	2014		2013
Finished products	Ps.	2,724	Ps.	2,402
Raw materials		2,995		4,295
Non strategic spare parts		1,111		1,232
Inventories in transit		819		946
Packing materials		61		92
Other		109		163

	Ps.	7,819	Ps.	9,130

As of December 31, 2014, 2013 and 2012, the Company recognized write-downs of its inventories for Ps. 248, Ps. 457 and Ps. 95, respectively to net realizable value for any periods presented in these consolidated financial statements.

For the years ended at 2014, 2013 and 2012, changes in inventories are comprised as follows and included in the consolidated income statement under the cost of goods sold caption:

	2014		2013		2012
Changes in inventories of finished goods and work in progress	Ps.	13,409	Ps.	9,247	Ps.	9,606
Raw materials and consumables used		53,535		49,075		50,363

Total	Ps.	66,944	Ps.	58,322	Ps.	59,969

Note 8. Other Current Assets and Other Current Financial Assets

8.1 Other Current Assets:

	2014		2013
Prepaid expenses	Ps.	1,051	Ps.	1,334
Agreements with customers		161		148
Other		174		101

	Ps.	1,386	Ps.	1,583

Prepaid expenses as of December 31, 2014 and 2013 are as follows:

	2014		2013
Advances for inventories	Ps.	364	Ps.	469
Advertising and promotional expenses paid in advance		142		141
Advances to service suppliers		363		212
Prepaid insurance		24		28
Others		158		484

	Ps.	1,051	Ps.	1,334

Amortization of advertising and promotional expenses paid in advance recorded in the consolidated income statements for the years ended December 31, 2014, 2013 and 2012 amounted to Ps. 3,488, Ps. 5,391 and Ps. 3,681, respectively.

8.2 Other Current Financial Assets:

	2014		2013
Restricted cash	Ps.	1,213	Ps.	3,106
Derivative financial instruments (See note 19)		331		28

	Ps.	1,544	Ps.	3,134

The Company has pledged part of its short-term deposits in order to fulfill the collateral requirements for the accounts payable in different currencies. As of December 31, 2014 and 2013, the fair value of the short-term deposit pledged were:

	2014		2013
Venezuelan bolivars	Ps.	550	Ps.	2,658
Brazilian reais		640		340
Colombian pesos		23		108

Total restricted cash	Ps.	1,213	Ps.	3,106

Note 9. Investments in Associates and Joint Ventures

Details of the investments accounted for under the equity method at the end of the reporting period are as follows:

			Ownership Percentage		Carrying Amount
Investee	Principal Activity	Place of Incorporation	2014	2013	2014		2013
Joint ventures:
Compañía Panameña de Bebidas, S.A.P.I. de C.V.	Beverages	Mexico	50.0%	50.0%	Ps.	1,740	Ps.	892
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	50.0%	50.0%		190		187
Estancia Hidromineral Itabirito, LTDA	Bottling and distribution	Brazil	50.0%	50.0%		164		142
Coca-Cola FEMSA Philippines, Inc.	Bottling	Philippines	51.0%	51.0%		9,021		9,398
Associates:
Jugos del Valle, S.A.P.I. de C.V. (1)	Beverages	Mexico	26.3%	26.2%		1,470		1,470
Leao Alimentos e Bebidas, LTDA (1) (2)	Beverages	Brazil	24.4%	26.1%		1,670		2,176
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1)	Caned bottling	Mexico	32.8%	32.8%		194		181
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”) (1)	Recycling	Mexico	35.0%	35.0%		98		90
Promotora Industrial Azucarera, S.A. de C.V. (1)	Sugar production	Mexico	36.3%	36.3%		2,082		2,034
KSP Participacoes LTDA (1)	Beverages	Brazil	38.7%	38.7%		91		85
Other	Various	Various	Various	Various		606		112

					Ps.	17,326	Ps.	16,767

Accounting method:

(1)	The Company has significant influence due to the fact that it has power to participate in the financial and operating policy decisions of the investee.

(2)	During March 2013, Holdfab2 Partiçipações Societárias, LTDA and SABB- Sistema de Alimentos e Bebidas Do Brasil, LTDA. were merged into Leao Alimentos e Bebidas, Ltda.

As mentioned in Note 4, on May 24, 2013 and May 4, 2012, the Company completed the acquisition of 100% of Grupo Yoli and Grupo Fomento Queretano, respectively. As part of these acquisitions, the Company increased its equity interest to 36.3% and 26.1% in Promotora Industrial Azucarera, S.A de C.V., respectively. The Company has recorded the incremental interest acquired at its estimated fair value.

During 2014 the Company converted its account receivable from Compañía Panameña de Bebidas, S.A.P.I. de C.V. in the amount of Ps. 814 into an additional capital contribution in the investee.

During 2014 and 2013 the Company made capital contributions to Jugos del Valle, S.A.P.I. de C.V. in the amount of Ps. 25 and Ps. 27, respectively.

During 2014 the Company received dividends from Jugos del Valle, S.A.P.I. de C.V., Estancia Hidromineral Itabirito, Ltda. and Fountain Água Mineral Ltda., in the amount of Ps. 48, Ps. 50 and Ps.50, respectively.

On January 25, 2013, the Company finalized the acquisition of 51% of CCFPI for an amount of $688.5 U.S. dollars (Ps. 8,904) in an all-cash transaction. As part of the agreement, the Company obtained a call option to acquire the remaining 49% of CCFPI at any time during the seven years following the closing. The Company also has a put option to sell its 51% ownership to The Coca-Cola Company at any time from the fifth anniversary of the date of acquisition until the sixth anniversary, at a price which is based in part on the fair value of CCFPI at the date of acquisition (See Note 19.7).

From the date of the investment acquisition through December 31, 2014, the results of CCFPI have been recognized by the Company using the equity method, this is based on the following factors: (i) during the initial four-year period some relevant activities require joint approval between the Company and TCCC; and (ii) potential voting rights to acquire the remaining 49% of CCFPI are not probable to be executed in the foreseeable future due to the fact the call option is “out of the money” as of December 31, 2014 and 2013.

The following table shows the combined summarized financial information for individually immaterial Company’s associates accounted for under the equity method.

	2014		2013		2012
Total current assets	Ps.	8,622	Ps.	8,232	Ps.	6,958
Total non-current assets		17,854		18,957		12,023
Total current liabilities		5,612		4,080		3,363
Total non-current liabilities		2,684		3,575		2,352
Total revenue		20,796		20,889		16,609
Total cost and expenses		20,173		20,581		15,514
Net income		534		497		858

The following table shows the combined summarized financial information for individually immaterial Company’s joint ventures accounted for under the equity method.

	2014		2013		2012
Total current assets	Ps.	8,735	Ps.	8,622	Ps.	1,612
Total non-current assets		22,689		18,483		2,616
Total current liabilities		5,901		6,547		1,977
Total non-current liabilities		2,699		1,939		106
Total revenue		18,557		16,844		2,187
Total cost and expenses		19,019		16,622		2,262
Net (loss) income		(321)		125		(77)

Note 10. Property, Plant and Equipment, net

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2012	Ps.	3,404	Ps.	10,887	Ps.	28,644	Ps.	11,296	Ps.	4,115	Ps.	3,028	Ps.	425	Ps.	581	Ps.	62,380
Additions		97		214		2,262		1,544		1,434		3,838		166		186		9,741
Additions from business combinations		206		390		486		84		18		—		—		—		1,184
Adjustments of fair value of past business combinations		57		312		(462)		(39)		(77)		—		(1)		—		(210)
Transfer of completed projects in progress		137		210		1,106		901		765		(3,125)		6		—		—
Transfer (to)/from assets classified as held for sale		—		—		(27)		—		—		—		—		—		(27)
Disposals		(16)		(99)		(847)		(591)		(324)		(14)		(1)		(69)		(1,961)
Effects of changes in foreign exchange rates		(107)		(485)		(1,475)		(451)		(134)		(28)		(58)		(41)		(2,779)
Changes in value on the recognition of inflation effects		85		471		1,138		275		17		(31)		—		83		2,038
Capitalization of borrowing costs		—		—		16		—		—		—		—		—		16

Cost as of December 31, 2012	Ps.	3,863	Ps.	11,900	Ps.	30,841	Ps.	13,019	Ps.	5,814	Ps.	3,668	Ps.	537	Ps.	740	Ps.	70,382

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2013	Ps.	3,863	Ps.	11,900	Ps.	30,841	Ps.	13,019	Ps.	5,814	Ps.	3,668	Ps.	537	Ps.	740	Ps.	70,382
Additions		77		120		1,512		1,445		1,435		5,685		—		341		10,615
Additions from business combinations		534		2,268		2,414		428		96		614		—		264		6,618
Transfer of completed projects in progress		389		750		875		1,144		785		(3,991)		48		—		—
Transfer (to)/from assets classified as held for sale		—		—		(189)		—		—		—		—		—		(189)
Disposals		(1)		(168)		(968)		(749)		(324)		(332)		(12)		(14)		(2,568)
Effects of changes in foreign exchange rates		(250)		(1,331)		(3,588)		(1,135)		(466)		(208)		(99)		(55)		(7,132)
Changes in value on the recognition of inflation effects		228		1,191		2,252		603		46		165		—		277		4,762
Capitalization of borrowing costs		—		—		32		—		—		—		—		—		32

Cost as of December 31, 2013	Ps.	4,840	Ps.	14,730	Ps.	33,181	Ps.	14,755	Ps.	7,386	Ps.	5,601	Ps.	474	Ps.	1,553	Ps.	82,520

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2014	Ps.	4,840	Ps.	14,730	Ps.	33,181	Ps.	14,755	Ps.	7,386	Ps.	5,601	Ps.	474	Ps.	1,553	Ps.	82,520
Additions		532		42		542		327		398		8,787		—		234		10,862
Adjustments of fair value of past business combinations		(115)		(610)		891		(57)		—		(68)		99		(253)		(113)
Transfer of completed projects in progress		—		1,263		2,708		1,523		1,994		(7,581)		90		3		—
Transfer (to)/from assets classified as held for sale		—		—		(134)		—		—		—		—		—		(134)
Disposals		(10)		(113)		(1,516)		(632)		(60)		(1)		(14)		(79)		(2,425)
Effects of changes in foreign exchange rates		(663)		(3,117)		(5,414)		(1,975)		(323)		(545)		(42)		(506)		(12,585)
Changes in value on the recognition of inflation effects		110		355		536		186		7		29		—		110		1,333
Capitalization of borrowing costs		—		—		33		—		—		263		—		—		296

Cost as of December 31, 2014	Ps.	4,694	Ps.	12,550	Ps.	30,827	Ps.	14,127	Ps.	9,402	Ps.	6,485	Ps.	607	Ps.	1,062	Ps.	79,754

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated depreciation as of January 1, 2012	Ps.	—	Ps.	(3,485)	Ps.	(13,020)	Ps.	(6,419)	Ps.	(1,031)	Ps.	—	Ps.	(115)	Ps.	(208)	Ps.	(24,278)
Depreciation for the year				(252)		(2,279)		(1,301)		(1,149)		—		(25)		(72)		(5,078)
Transfer (to)/from assets classified as held for sale		—		—		12		—		—		—		—		(26)		(14)
Disposals		—		138		520		492		200		—		7		1		1,358
Effects of changes in foreign exchange rates		—		200		754		303		(5)		—		68		(5)		1,315
Changes in value on the recognition of inflation effects		—		(288)		(672)		(200)		(3)		—		—		(5)		(1,168)

Accumulated depreciation as of December 31, 2012	Ps.	—	Ps.	(3,687)	Ps.	(14,685)	Ps.	(7,125)	Ps.	(1,988)	Ps.	—	Ps.	(65)	Ps.	(315)	Ps.	(27,865)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated depreciation as of January 1, 2013	Ps.	—	Ps.	(3,687)	Ps.	(14,685)	Ps.	(7,125)	Ps.	(1,988)	Ps.	—	Ps.	(65)	Ps.	(315)	Ps.	(27,865)
Depreciation for the year		—		(297)		(2,639)		(1,631)		(1,662)		—		(46)		(96)		(6,371)
Transfer (to)/from assets classified as held for sale		—		—		88		—		—		—		—		—		88
Disposals		—		160		953		785		33		—		12		6		1,949
Effects of changes in foreign exchange rates		—		587		2,044		755		143		—		8		73		3,610
Changes in value on the recognition of inflation effects		—		(583)		(993)		(442)		(6)		—		—		(122)		(2,146)

Accumulated depreciation as of December 31, 2013	Ps.	—	Ps.	(3,820)	Ps.	(15,232)	Ps.	(7,658)	Ps.	(3,480)	Ps.	—	Ps.	(91)	Ps.	(454)	Ps.	(30,735)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated depreciation as of January 1, 2014	Ps.	—	Ps.	(3,820)	Ps.	(15,232)	Ps.	(7,658)	Ps.	(3,480)	Ps.	—	Ps.	(91)	Ps.	(454)	Ps.	(30,735)
Depreciation for the year		—		(317)		(2,320)		(1,396)		(1,879)		—		(45)		(115)		(6,072)
Transfer (to)/from assets classified as held for sale		—		—		62		—		—		—		—		—		62
Disposals		—		56		1,474		602		57		—		13		1		2,203
Effects of changes in foreign exchange rates		—		1,512		3,479		1,046		105		—		1		236		6,379
Changes in value on the recognition of inflation effects		—		(175)		(692)		(135)		(8)		—		—		(54)		(1,064)

Accumulated depreciation as of December 31, 2014	Ps.	—	Ps.	(2,744)	Ps.	(13,229)	Ps.	(7,541)	Ps.	(5,205)	Ps.	—	Ps.	(122)	Ps.	(386)	Ps.	(29,227)

Carrying Amount	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
As of December 31, 2012	Ps.	3,863	Ps.	8,213	Ps.	16,156	Ps.	5,894	Ps.	3,826	Ps.	3,668	Ps.	472	Ps.	425	Ps.	42,517
As of December 31, 2013	Ps.	4,840	Ps.	10,910	Ps.	17,949	Ps.	7,097	Ps.	3,906	Ps.	5,601	Ps.	383	Ps.	1,099	Ps.	51,785

As of December 31, 2014	Ps.	4,694	Ps.	9,806	Ps.	17,598	Ps.	6,586	Ps.	4,197	Ps.	6,485	Ps.	485	Ps.	676	Ps.	50,527

During the years ended December 31, 2014, 2013 and 2012 the Company capitalized Ps. 296, Ps. 32 and Ps. 16, respectively of borrowing costs in relation to Ps. 1,915, Ps. 790 and Ps. 196 in qualifying assets. The effective interest rates used to determine the amount of borrowing costs eligible for capitalization were 4.8%, 4.1% and 4.3% respectively.

For the years ended December 31, 2014, 2013 and 2012 interest expenses and net foreign exchange losses (gains) are analyzed as follows:

	2014		2013		2012
Interest expense and foreign exchange, net	Ps.	6,760	Ps.	3,830	Ps.	1,284
Amount capitalized (1)		338		57		38

Net amount in consolidated statements of income	Ps.	6,422	Ps.	3,773	Ps.	1,246

(1)	Amount capitalized in property, plant and equipment and amortized intangible assets. Commitments related to acquisitions of property, plant and equipment are disclosed in Note 24.

Note 11. Intangible Assets

Cost	Rights to Produce and Distribute Coca-Cola trademark Products		Goodwill		Other indefinite lived intangible assets		Technology Costs and management systems		Development systems		Other amortizables		Total
Balance as of January 1, 2012	Ps.	54,938	Ps.	4,515	Ps.	96	Ps.	1,873	Ps.	1,431	Ps.	142	Ps.	62,995
Purchases		—		—		6		34		90		105		235
Acquisition from business combinations		2,973		2,605		—		—		—		—		5,578
Changes in fair value of past acquisitions		(42)		(148)		—		—		—		—		(190)
Capitalization of internally developed systems		—		—		—		—		38		—		38
Transfer of completed development systems		—		—		—		559		(559)		—		—
Effect of movements in exchange rates		(478)		—		—		(97)		(3)		(3)		(581)
Changes in value on the recognition of inflation effects		(121)		—		—		—		—		—		(121)
Capitalization of borrowing cost		—		—		—		—		22		—		22

Cost as of December 31, 2012	Ps.	57,270	Ps.	6,972	Ps.	102	Ps.	2,369	Ps.	1,019	Ps.	244	Ps.	67,976

Balance as of January 1, 2013	Ps.	57,270	Ps.	6,972	Ps.	102	Ps.	2,369	Ps.	1,019	Ps.	244	Ps.	67,976
Purchases		—		—		—		107		565		82		754
Acquisition from business combinations		19,868		13,306		55		43		—		17		33,289
Transfer of completed development systems		—		—		—		172		(172)		—		—
Effect of movements in exchange rates		(1,828)		(356)		(10)		(75)		—		(14)		(2,283)
Changes in value on the recognition of inflation effects		417		—		—		—		—		—		417
Capitalization of borrowing cost		—		—		—		25		—		—		25

Cost as of December 31, 2013	Ps.	75,727	Ps.	19,922	Ps.	147	Ps.	2,641	Ps.	1,412	Ps.	329	Ps.	100,178

Balance as of January 1, 2014	Ps.	75,727	Ps.	19,922	Ps.	147	Ps.	2,641	Ps.	1,412	Ps.	329	Ps.	100,178
Purchases		—		—		—		73		179		29		281
Changes in fair value of past acquisitions		(2,416)		3,917		—		—		—		—		1,501
Transfer of completed development systems		—		—		—		278		(278)		—		—
Effect of movements in exchange rates		(5,343)		(246)		(8)		(152)		(1)		(13)		(5,763)
Changes in value on the recognition of inflation effects		2,295		—		—		—		—		—		2,295
Capitalization of borrowing cost		—		—		—		42		—		—		42

Cost as of December 31, 2014	Ps.	70,263	Ps.	23,593	Ps.	139	Ps.	2,882	Ps.	1,312	Ps.	345	Ps.	98,534

Amortization expense
Balances as of January 1, 2012	Ps.	—	Ps.	—	Ps.	—	Ps.	(788)	Ps.	—	Ps.	(44)	Ps.	(832)
Amortization expense		—		—		—		(158)		—		(60)		(218)
Disposals		—		—		—		25		—		—		25
Effect of movements in exchange rate		—		—		—		65		—		(3)		62

Balances as of December 31, 2012		—		—		—		(856)		—		(107)		(963)
Amortization expense		—		—		—		(223)		—		(64)		(287)
Disposals		—		—		—		2		—		—		2
Effect of movements in exchange rate		—		—		—		35		—		9		44

Balances as of December 31, 2013		—		—		—		(1,042)		—		(162)		(1,204)
Amortization expense		—		—		—		(231)		—		(84)		(315)
Effect of movements in exchange rate		—		—		—		—		—		9		9

Balances as of December 31, 2014	Ps.	—	Ps.	—	Ps.	—	Ps.	(1,273)	Ps.	—	Ps.	(237)	Ps.	(1,510)

Balance as of December 31, 2012	Ps.	57,270	Ps.	6,972	Ps.	102	Ps.	1,513	Ps.	1,019	Ps.	137	Ps.	67,013

Balance as of December 31, 2013	Ps.	75,727	Ps.	19,922	Ps.	147	Ps.	1,599	Ps.	1,412	Ps.	167	Ps.	98,974

Balance as of December 31, 2014	Ps.	70,263	Ps.	23,593	Ps.	139	Ps.	1,609	Ps.	1,312	Ps.	108	Ps.	97,024

During the years ended December 31, 2014, 2013 and 2012 the Company capitalized Ps. 42, Ps. 25 and Ps. 22, respectively of borrowing costs in relation to Ps. 600, Ps. 630 and Ps. 674 in qualifying assets. The effective interest rates used to determine the amount of borrowing costs eligible for capitalization were 4.2%, 4.1% and 4.3%.

For the year ended in December 31, 2014, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 3, Ps. 188 and Ps. 255, respectively.

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

The aggregate carrying amounts of goodwill and distribution rights allocated to each CGU are as follows:

In millions of Ps.	2014		2013
Mexico	Ps.	55,137	Ps.	55,126
Guatemala		352		303
Nicaragua		418		390
Costa Rica		1,188		1,134
Panama		884		785
Colombia		5,344		5,895
Venezuela		823		3,508
Brazil		29,622		28,405
Argentina		88		103

Total	Ps.	93,856	Ps.	95,649

Goodwill and distribution rights are tested for impairments annually. The recoverable amounts of the CGUs are based on value-in-use calculations. Value in use was determined by discounting the future cash flows generated from the continuing use of the CGU.

The foregoing forecasts could differ from the results obtained over time; however, the Company prepares its estimates based on the current situation of each of the CGUs.

The recoverable amounts are based on value in use. The value in use of CGUs is determined based on the method of discounted cash flows. The key assumptions used in projecting cash flows are: volume, expected annual long-term inflation, and the weighted average cost of capital (“WACC”) used to discount the projected flows.

To determine the discount rate, the Company uses the WACC as determined for each of the cash generating units in real terms and as described in following paragraphs.

The estimated discount rates to perform the IAS 36 “Impairment of assets”, impairment test for each CGU consider market participants’ assumptions. Market participants were selected taking into consideration the size, operations and characteristics of the business that are similar to those of the Company.

The discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and its operating segments and is derived from its WACC. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Company’s investors. The cost of debt is based on the interest bearing borrowings Company is obliged to service. Segment-specific risk is incorporated by applying individual beta factors. The beta factors are evaluated annually based on publicly available market data.

Market participant assumptions are important because, not only do they include industry data for growth rates, management also assesses how the CGU’s position, relative to its competitors, might change over the forecasted period.

The key assumptions used for the value-in-use calculations are as follows:

•	Cash flows were projected based on actual operating results and the five-year business plan. Cash flows for a further five-year were forecasted maintaining the same stable growth and margins per country of the last year base. The Company believes that this forecasted period is justified due to the non-current nature of the business and past experiences.

•	Cash flows after the first ten-year period were extrapolated using a perpetual growth rate equal to the expected annual population growth, in order to calculate the terminal recoverable amount.

•	A per CGU-specific Weighted Average Cost of Capital (“WACC”) was applied as a hurdle rate to discount cash flows to get the recoverable amount of the units; the calculation assumes, size premium adjusting.

The key assumptions by CGU for impairment test as of December 31, 2013 were as follows:

CGU	Pre-tax WACC	Post–tax WACC	Expected Annual Long- Term Inflation 2014-2023	Expected Volume Growth Rates 2014-2023
Mexico	5.7%	5.1%	3.9%	1.3%
Colombia	6.6%	6.0%	3.0%	5.0%
Venezuela	11.5%	10.8%	32.2%	2.5%
Costa Rica	7.5%	7.2%	5.0%	2.4%
Guatemala	10.4%	9.7%	5.2%	5.2%
Nicaragua	13.1%	12.5%	6.3%	4.1%
Panama	7.7%	7.1%	4.2%	5.7%
Argentina	11.6%	10.9%	11.1%	3.8%
Brazil	6.6%	5.9%	6.0%	4.4%

The key assumptions by CGU for impairment test as of December 31, 2014 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2015-2024	Expected Volume Growth Rates 2015-2024
Mexico	5.5%	5.0%	3.5%	2.3%
Colombia	6.4%	5.9%	3.0%	5.3%
Venezuela	12.9%	12.3%	51.1%	3.9%
Costa Rica	7.7%	7.6%	4.7%	2.7%
Guatemala	10.0%	9.4%	5.0%	4.3%
Nicaragua	12.7%	12.2%	6.0%	2.7%
Panama	7.6%	7.2%	3.8%	4.1%
Argentina	9.9%	9.3%	22.3%	2.5%
Brazil	6.2%	5.6%	6.0%	3.8%

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). The Company consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

Sensitivity to Changes in Assumptions

At December 31, 2014 the Company performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of a 100 basis points, except for Costa Rica and concluded that no impairment would be recorded.

CGU	Change in WACC	Change in Volume Growth CAGR(1)	Effect on Valuation
Mexico	+1.5%	-1.0%	Passes by 6.62x
Colombia	+0.6%	-1.0%	Passes by 6.17x
Venezuela	+5.8%	-1.0%	Passes by 8.94x
Costa Rica	+2.2%	-0.6%	Passes by 1.78x
Guatemala	+1.9%	-1.0%	Passes by 4.67x
Nicaragua	+3.6%	-1.0%	Passes by 1.77x
Panama	+1.9%	-1.0%	Passes by 7.00x
Argentina	+3.5%	-1.0%	Passes by 65.61x
Brazil	+2.0%	-1.0%	Passes by 1.86x

(1)	Compound Annual Growth Rate (CAGR)

Note 12. Other non-current assets and other non-current financial assets

12.1 Other Assets:

	2014		2013
Agreement with customers, net	Ps.	239	Ps.	314
Non-current prepaid advertising expenses		87		102
Guarantee deposits (1)		1,265		991
Prepaid bonuses		100		116
Advances to acquire property, plant and equipment		988		866
Share based payments		276		306
Other		290		568

	Ps.	3,245	Ps.	3,263

(1)	As it is customary in Brazil, the Company is required to collaterize tax, legal and labor contingencies by guarantee deposits.

12.2 Other Financial Assets:

	2014		2013
Non-current accounts receivable to Compañía Panameña de Bebidas, S.A.P.I. de C.V., due 2021	Ps.	—	Ps.	893
Non-current accounts receivable to Grupo Estrella Azul, due 2016		59		—
Other non-current financial assets		98		176
Derivative financial instruments		3,003		250

	Ps.	3,160	Ps.	1,319

As of December 31, 2014 there are no significant variances between the fair value and the carrying value of long term receivables. As of December 31, 2013, the fair value of long term accounts receivable amounted to Ps. 957. The fair value is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for receivable of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy.

Note 13. Balances and Transactions with Related Parties and Affiliated Companies

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this Note.

The consolidated statements of financial position and consolidated statements of income include the following balances and transactions with related parties and affiliated companies:

	2014		2013
Balances:
Assets (current included in accounts receivable)
Due from FEMSA and Subsidiaries (see Note 6) (1)(4)	Ps.	480	Ps.	27
Due from The Coca-Cola Company (see Note 6) (1)(4)		1,584		1,700
Due from Heineken Group (1)		171		163
Other receivables (1)		75		36
Assets (non-current included in other non-current financial assets)
Grupo Estrella Azul		59		—
Compañía Panameña de Bebidas, S.A.P.I. de C.V. (5)		—		893

	Ps.	2,369	Ps.	2,819

	2014		2013
Liabilities (current included in suppliers and other liabilities and loans)
Due to FEMSA and Subsidiaries (3) (4)	Ps.	1,083	Ps.	877
Due to The Coca-Cola Company (3) (4)		4,343		5,562
Due to Heineken Group(3)		389		291
Banco Nacional de México, S.A. (2) (6)		—		1,962
Compañía Panameña de Bebidas, S.A.P.I. de C.V. (5)		—		2
Other payables (3)		885		395
Liabilities (non-current liabilities)
BBVA Bancomer, S.A. (2) (6)		—		979

	Ps.	6,700	Ps.	10,068

(1)	Presented within accounts receivable.
(2)	Recorded within bank loans.
(3)	Recorded within accounts payable.
(4)	Holding
(5)	Joint venture
(6)	Board member

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2014 and 2013, there was no expense resulting from the uncollectibility of balances due from related parties.

Details of transactions between the Company and other related parties are disclosed as follows:

Transactions	2014		2013		2012
Income:
Sales to affiliated parties	Ps.	3,502	Ps.	3,271	Ps.	5,111
Interest income received from Compañía Panameña de Bebidas, S.A.P.I. de C.V.		—		61		58
Interest income received from Grupo Financiero Banamex, S.A. de C.V.		1		34		—
Interest income received from BBVA Bancomer, S.A. de C.V.		17		36		—
Expenses:
Purchases and other expenses of FEMSA		7,368		5,200		4,484
Purchases of concentrate from The Coca-Cola Company		28,084		25,985		23,886
Purchases of raw material, beer and operating expenses from Heineken		6,288		3,734		2,598
Advertisement expense paid to The Coca-Cola Company		1,167		1,291		1,052
Interest expense and fees paid to BBVA Bancomer, S.A. de C.V. (1)		4		46		51
Purchases from Jugos del Valle		1,803		1,814		1,577
Purchase of sugar from Promotora Industrial Azucarera, S.A. de C.V.		1,020		956		423
Purchase of sugar from Beta San Miguel		1,389		1,557		1,439
Purchase of sugar, cans and aluminum lids from Promotora Mexicana de Embotelladores, S.A. de C.V.		567		670		711
Purchase of canned products from IEQSA		591		615		483
Interest expense paid to Grupo Financiero Banamex, S.A. de C.V. (1)		2		19		—
Purchase of plastic bottles from Embotelladora del Atlantico, S.A. (formerly Complejo Industrial Pet, S.A.)		174		124		99
Purchase of resin from Industria Mexicana de Reciclaje, S.A. de C.V.		266		—		—
Donations to Instituto Tecnologico y de Estudios Superiores de Monterrey, A.C. (1)		11		69		68
Interest expense paid to The Coca-Cola Company		4		60		24
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B. (1)		41		16		17
Other expenses with related parties		19		44		191

(1)	One or more members of the Board of Directors or senior management of the Company are also members of the Board of Directors or senior management of the counterparties to these transactions.

Also as disclosed in Note 9, during January 2013, the Company purchased its 51% interest in CCFPI from The Coca-Cola Company. The remainder of CCFPI is owned by The Coca Cola Company and the Company has currently outstanding certain call and put options related to CCFPI’s equity interests.

The benefits and aggregate compensation paid to executive officers and senior management of the Company were as follows:

	2014		2013		2012
Current employee benefits	Ps.	584	Ps.	770	Ps.	635
Termination benefits		106		5		13
Shared based payments		59		273		253

Note 14. Balances and Transactions in Foreign Currencies

Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different from the functional currency of the Company. As of December 31, 2014, 2013 and 2012, assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets		Liabilities
Balances	Current	Non-current	Current	Non-current
As of December 31, 2014
U.S. dollars	4,270	727	6,566	51,412
Euros	—	—	23	—
As of December 31, 2013
U.S. dollars	3,163	793	5,479	40,852
Euros	—	—	36	—

Transactions	Revenues	Purchases of Raw Materials	Interest Expense	Other
Year ended December 31, 2014 U.S. dollars	606	13,161	1,652	1,741
Year ended December 31, 2013 U.S. dollars	409	13,068	432	731
Year ended December 31, 2012 U.S. dollars	307	10,715	254	870

Mexican peso exchange rates in effect at the dates of the consolidated statements of financial position and at the issuance date of the Company’s consolidated financial statements were as follows:

	December 31,			April 10,
	2014	2013	2012	2015
U.S. dollar	14.7180	13.0765	13.0101	15.1706

Note 15. Post-Employment and Other Non-current Employee Benefits

The Company has various labor liabilities for employee benefits in connection with pension and retirement plans, seniority premiums and post-employment benefits. Benefits vary depending upon the country where the individual employees are located. Presented below is a discussion of the Company’s labor liabilities in Mexico and Venezuela, which comprise the substantial majority of those recorded in the consolidated financial statements.

During 2014, the Company settled its pension plan in Brazil and consequently recognized the corresponding effects of the settlement as disclosed below.

15.1 Assumptions

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

Mexico	2014		2013		2012
Financial:
Discount rate used to calculate the defined benefit obligation	7.00%		7.50%		7.10%
Salary increase	4.50%		4.79%		4.79%
Future pension increases	3.50%		3.50%		3.50%
Biometric:
Mortality	EMSSA 2009	(1)	EMSSA 82-89	(1)	EMSSA 82-89	(1)
Disability	IMSS-97	(2)	IMSS-97	(2)	IMSS-97	(2)
Normal retirement age	60 years		60 years		60 years
Rest of employee turnover	BMA R 2007	(3)	BMA R 2007	(3)	BMA R 2007	(3)
(1)	EMSSA. Mexican Experience of Social Security (for its initials in Spanish)
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social (for its initials in Spanish)
(3)	BMAR. Actuary experience

Brazil	2014		2013		2012
Financial:
Discount rate used to calculate the defined benefit obligation	12.00%		10.70%		9.30%
Salary increase	7.20%		6.80%		5.00%
Future pension increases	6.20%		5.80%		4.00%
Biometric:
Disability	IMSS-97	(1)	IMSS-97	(1)	IMSS-97	(1)
Mortality	EMSSA 2009	(2)	UP84	(3)	UP84	(3)
Normal retirement age	65 years		65 years		65 years
Rest of employee turnover	Brazil	(4)	Brazil	(4)	Brazil	(4)

(1)	IMSS.
(2)	EMSSA.
(3)	UP84. Unisex mortality table
(4)	Rest of employee turnover based on the experience of the Company’s subsidiary in Brazil

Venezuela is a hyper-inflationary economy. The actuarial calculations for post-employment benefit (termination indemnity), as well as the associated cost for the period, were determined using the following long-term assumptions which are real assumptions (excluding inflation):

Venezuela	2014		2013
Financial:
Discount rate used to calculate the defined benefit obligation	1.00%		1.00%
Salary increase	1.00%		1.50%
Biometric:
Mortality	EMSSA 2009	(1)	EMSSA82-89	(1)
Disability	IMSS-97	(2)	IMSS-97	(2)
Normal retirement age	65 years		65 years
Rest of employee turnover	BMAR2007	(3)	BMAR2007	(3)

(1)	EMSSA.
(2)	IMSS.
(3)	BMAR. Actuary experience

In Mexico the methodology used to determine the discount rate was the Yield or Internal Rate of Return (“IRR”) which involves a yield curve. In this case, the expected rates of each period were taken from a yield curve of the Mexican Federal Government Treasury Bond (known as CETES in Mexico).

In order to valuate the effects of the settlement in Brazil the methodology used to determine the discount rate was the Yield or Internal Rate of Return (“IRR”) which involves a yield curve. In this case, the expected rates of each period were taken from a yield curve of fixed long term bonds of the Federal Republic of Brazil.

In Venezuela the methodology used to determine the discount rate started with reference to the interest rate bonds of similar denomination issued by the Republic of Venezuela, with subsequent consideration of other economic assumptions appropriate for hyper-inflationary economy. Ultimately, the discount rates disclosed in the table below are calculated in real terms (without inflation).

In Mexico upon retirement, the Company purchases an annuity for senior executives, which will be paid according to the option chosen by the employee.

Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans	Seniority Premiums	Post- employment Benefits
2015	222	38	7
2016	108	27	8
2017	118	27	9
2018	114	27	9
2019	98	27	10
2020 to 2024	615	150	75

15.2 Balances of the liabilities for post-employment and other non-current employee benefits

	2014		2013
Pension and Retirement Plans:
Vested benefit obligation	Ps.	471	Ps.	773
Non-vested benefit obligation		1,390		1,187

Accumulated benefit obligation		1,861		1,960
Excess of projected defined benefit obligation over accumulated benefit obligation		840		706

Defined benefit obligation		2,701		2,666
Pension plan funds at fair value		(872)		(1,211)
Effect due to asset ceiling		—		94

Net defined benefit liability	Ps.	1,829	Ps.	1,549

Seniority Premiums:
Vested benefit obligation	Ps.	15	Ps.	20
Non-vested benefit obligation		183		202

Accumulated benefit obligation		198		222
Excess of projected defined benefit obligation over accumulated benefit obligation		195		131

Defined benefit obligation		393		353
Seniority premium plan funds at fair value		(92)		(90)

Net defined benefit liability		Ps. 301	Ps.	263

Post-employment:
Vested benefit obligation	Ps.	9	Ps.	32
Non-vested benefit obligation		32		113

Accumulated benefit obligation		41		145
Excess of projected defined benefit obligation over accumulated benefit obligation		153		598

Net defined benefit liability	Ps.	194	Ps.	743

Total post-employment and other non-current employee benefits	Ps.	2,324	Ps.	2,555

As of December 2013, the net defined benefit liability of the pension and retirement plan includes an asset generated in Brazil (the following information is included in the consolidated information of the tables above), which is as follows:

	2013
Pension and retirement plans:
Vested benefit obligation	Ps.	165
Non-vested benefit obligation		101

Accumulated benefit obligation		266
Excess of projected defined benefit obligation over accumulated benefit obligation		47

Defined benefit obligation		313
Pension plan funds at fair value		(498)

Net defined benefit asset		(185)
Effect due to asset ceiling		94

Net defined benefit asset after asset ceiling	Ps.	(91)

15.3 Trust assets

Trust assets consist of fixed and variable return financial instruments recorded at market value, which are invested as follows:

Type of instrument	2014	2013
Fixed return:
Traded securities	35%	20%
Life annuities	20%	5%
Bank instruments	3%	2%
Federal government instruments	27%	48%
Variable return:
Publicly traded shares	15%	25%

	100%	100%

In Mexico, the regulatory framework for pension plans is established in the Income Tax Law and its Regulations, the Federal Labor Law and the Mexican Social Security Institute Law. None of these laws establish minimum funding levels or a minimum required level of contributions.

At December 2013, in Brazil, the regulatory framework for pension plans is established by the Brazilian Social Security Institute (INSS), which indicates that the contributions must be made by the company and the workers. There are not minimum funding requirements of contributions in Brazil neither contractual nor given.

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

At December 2013, in Brazil, the investment target was to obtain the consumer price index (inflation), plus six percent. Investment decisions are made to comply with this guideline insofar as the market conditions and available funds allow.

On May 7, 2012, the President of Venezuela amended the Organic Law for Workers (LOTTT), which establishes a minimum level of social welfare benefits to which workers have a right when their labor relationship terminates with or without cause. This benefit is computed based on the last salary received by the worker and retroactive to June 19, 1997 for any employee who joined the Company prior to that date. For employees who joined the Company after June 19, 1997, the benefit is computed based on the date on which the employee joined the Company. An actuarial computation must be performed using the projected unit credit method to determine the amount of the labor obligations that arise. As a result of the initial calculation, there was an amount of Ps. 381 to other expenses caption in the consolidated statement of income reflecting past service costs during the year ended December 31, 2012 (See Note 18).

In Mexico, the amounts and types of securities of the Company in related parties included in portfolio fund are as follows:

	2014		2013
Mexico
Portfolio:
Debt:
Grupo Televisa, S.A.B. de C.V.	Ps.	17	Ps.	3
Grupo Financiero Banorte, S.A.B. de C.V.		7		—
Grupo Industrial Bimbo, S.A.B. de C. V.		3		3
Grupo Financiero Banamex, S.A.B. de C.V.		—		22
El Puerto de Liverpool, S.A.B. de C.V.		5		5
Teléfonos de México, S.A.B. de C.V.		—		4
Capital:
Fomento Económico Mexicano, S.A.B de C.V.		10		11
Coca-Cola FEMSA, S.A.B. de C. V.		12		19
Grupo Televisa, S.A.B. de C.V.		—		3
Grupo Aeroportuario del Sureste, S.A.B. de C.V.		—		1
Alfa, S.A.B. de C.V.		8		4
Grupo Industrial Bimbo, S.A.B. de C.V.		—		1
Gentera, S.A.B. de C.V.		7		—
The Coca-Cola Company		11		—

At December 2013, in Brazil, the amounts and types of securities of the Company included in plan assets are as follows:

	2013
Brazil
Portfolio:
Debt:
HSBC - Sociedad de inversión Atuarial INPC (Brazil)	Ps.	383
Capital:
HSBC - Sociedad de inversión Atuarial INPC (Brazil)		114

During the years ended December 31, 2014 and 2013, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year.

15.4 Amounts recognized in the consolidated income statements and the consolidated statements of comprehensive income

	Income statement								OCI
2014	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps.	137	Ps.	52	Ps.	(230)	Ps.	201	Ps.	481
Seniority premiums		39		—		(27)		19		47
Post-employment		24		—		—		17		72

Total	Ps.	200	Ps.	52	Ps.	(257)	Ps.	237	Ps.	600

	Income statement								OCI
2013	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps.	139	Ps.	8	Ps.	(7)	Ps.	90	Ps.	178
Seniority premiums		28		—		—		15		25
Post-employment		48		—		—		67		205

Total	Ps.	215	Ps.	8	Ps.	(7)	Ps.	172	Ps.	408

	Income statement								OCI
2012	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps.	119	Ps.	—	Ps.	—	Ps.	71	Ps.	174
Seniority premiums		22		—		—		11		18
Post-employment		49		381		—		63		71

Total	Ps.	190	Ps.	381	Ps.	—	Ps.	145	Ps.	263

For the years ended December 31, 2014, 2013 and 2012, service costs of Ps. 200, Ps. 215 and Ps. 190 have been included in the consolidated statements of income as cost of goods sold, administration and selling expenses.

Remeasurements of the net defined benefit liability recognized in other comprehensive income are as follows (amounts are net of tax):

	2014		2013		2012
Amount accumulated in other comprehensive income as of the beginning of the periods	Ps.	408	Ps.	263	Ps	138
Recognized during the year (obligation liability and plan assets)		280		180		99
Actuarial gains and losses arising from changes in financial assumptions		87		(19)		48
Changes in the effect of limiting a net defined benefit asset to the asset ceiling		—		—		(9)
Foreign exchange rate valuation (gain)		(175)		(16)		(13)

Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps.	600	Ps.	408	Ps.	263

Remeasurements of the net defined benefit liability include the following:

•	The return on plan assets, excluding amounts included in interest expense.

•	Actuarial gains and losses arising from changes in demographic assumptions.

•	Actuarial gains and losses arising from changes in financial assumptions.

•	Changes in the effect of limiting a net defined benefit asset to the asset ceiling, excluding amounts included in interest expense.

15.5 Changes in the balance of the defined benefit obligation for post-employment and other non-current employee benefits

	2014		2013		2012
Pension and Retirement Plans:
Initial balance	Ps.	2,666	Ps.	2,394	Ps.	2,160
Current service cost		137		139		119
Effect on settlement		(521)		(7)		—
Interest expense		198		171		159
Actuarial gains or losses		220		(73)		81
Foreign exchange (gain) loss		41		(55)		(69)
Benefits paid		(92)		(85)		(87)
Amendments		—		8		—
Acquisitions		—		174		31
Past service cost		52		—		—

	Ps.	2,701	Ps.	2,666	Ps.	2,394

Seniority Premiums:
Initial balance	Ps.	353	Ps.	226	Ps.	167
Current service cost		39		28		22
Gain or loss on settlement		(27)		—		—
Interest expense		26		19		11
Actuarial losses		28		7		24
Benefits paid		(26)		(26)		(12)
Acquisitions		—		99		14

	Ps.	393	Ps.	353	Ps.	226

Post-employment:
Initial balance	Ps.	743	Ps.	594	Ps.	—
Current service cost		24		48		49
Interest expense		17		67		63
Actuarial losses		54		237		108
Foreign exchange gain		(638)		(187)		(1)
Benefits paid		(6)		(16)		(6)
Past service cost		—		—		381

	Ps.	194	Ps.	743	Ps.	594

15.6 Changes in the balance of trust assets

	2014		2013		2012
Pension and retirement plans:
Balance at beginning of year	Ps.	1,211	Ps.	1,113	Ps.	1,068
Actual return on trust assets		70		8		100
Foreign exchange gain		(2)		(73)		(91)
Life annuities		128		18		—
Benefits paid		—		—		(12)
Amendments		—		16		—
Acquisitions		—		129		48
Effect of settlement		(535)		—		—

Balance at end of year	Ps.	872	Ps.	1,211	Ps.	1,113

	2014		2013		2012
Seniority premiums
Balance at beginning of year		Ps. 90		Ps. 18		Ps. 19
Actual return on trust assets		2		—		(1)
Acquisitions		—		72		—

Balance at end of year		Ps. 92		Ps. 90		Ps. 18

As a result of the Company’s investments in life annuities plan, management does not expect the Company will need to make material contributions to the trust assets in order to meet its future obligations.

15.7 Variation in assumptions

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

The following table presents the impact in absolute terms of a variation of 0.5% in the assumptions on the net defined benefit liability associated with the Company’s defined benefit plans. The sensibility of this 0.5% on the significant actuarial assumptions is based on a projected long-term discount rates to Mexico and a yield curve projections of long-term sovereign bonds:

+0.5%:					Income Statement				OCI
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	128	Ps.	51	Ps.	(95)	Ps.	113	Ps.	237
Seniority premiums		38		—		(25)		20		38
Post-employment		22		—		—		17		85

Total	Ps.	188	Ps.	51	Ps.	(120)	Ps.	150	Ps.	360

Expected salary increase	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	142	Ps.	54	Ps.	(111)	Ps.	123	Ps.	559
Seniority premiums		41		—		(29)		21		83
Post-employment		27		—		—		19		124

Total	Ps.	210	Ps.	54	Ps.	(140)	Ps.	163	Ps.	766

-0.5%:
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	145	Ps.	55	Ps.	(108)	Ps.	118	Ps.	564
Seniority premiums		42		—		(29)		19		91
Post-employment		26		—		—		19		117

Total	Ps.	213	Ps.	55	Ps.	(137)	Ps.	156	Ps.	772

Expected salary increase	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	128	Ps.	51	Ps.	(99)	Ps.	107	Ps.	243
Seniority premiums		38		—		(27)		18		62
Post-employment		21		—		—		15		79

Total	Ps.	187	Ps.	51	Ps.	(126)	Ps.	140	Ps.	384

15.8 Employee benefits expense

For the years ended December 31, 2014, 2013 and 2012, employee benefits expenses recognized in the consolidated income statements are as follows:

	2014		2013		2012
Included in cost of goods sold:
Wages and salaries	Ps.	3,823	Ps.	5,978	Ps.	4,590
Social security costs		742		837		603
Employee profit sharing		141		399		323
Pension and seniority premium costs (Note 15.4)		53		51		43
Share-based payment expense (Note 16.2)		3		3		7
Included in selling and distribution expenses:
Wages and salaries		11,999		12,878		8,417
Social security costs		2,860		2,416		1,210
Employee profit sharing		449		1,181		1,015
Pension and seniority premium costs (Note 15.4)		60		56		47
Share-based payment expense (Note 16.2)		3		6		9
Included in administrative expenses:
Wages and salaries		2,937		3,939		5,877
Social security costs		420		504		462
Employee profit sharing		50		81		76
Pension and seniority premium costs (Note 15.4)		63		60		51
Post-employment benefits other (Note 15.4)		24		48		49
Share-based payment expense (Note 16.2)		173		184		165
Included in other expenses:
Post-employment (Note 15)		—		—		381

Total employee benefits expense	Ps.	23,800	Ps.	28,621	Ps.	23,325

Note 16. Bonus Programs

16.1 Quantitative and qualitative objectives

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

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of achievement of the goals established every year. The bonuses are recorded as a part of the income statement and are paid in cash the following year. During the years ended December 31, 2014, 2013 and 2012 the bonus expense recorded amounted to Ps. 523, Ps. 533 and Ps. 375, respectively.

16.2 Share-based payment bonus plan

The Company has a stock incentive plan for the benefit of its senior executives. This plan uses as its main evaluation metric the Economic Value Added, or EVA. Under the EVA stock incentive plan, eligible employees are entitled to receive a special annual bonus (fixed amount), to purchase FEMSA and Coca-Cola FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 20% per year. The 50% of Coca-Cola FEMSA’s annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options. As of December 31, 2014, 2013 and 2012, no stock options have been granted to employees.

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

At December 31, 2014, 2013 and 2012, the shares granted under the Company’s executive incentive plans are as follows:

	Number of shares
Incentive Plan	FEMSA	KOF	Vesting period
2009	1,888,680	1,340,790	2010-2014
2010	1,456,065	1,037,610	2011-2015
2011	968,440	656,400	2012-2016
2012	956,685	741,245	2013-2017
2013	539,020	370,200	2014-2018
2014	489,345	331,165	2015-2019

Total	6,298,235	4,477,410

For the years ended December 31, 2014, 2013 and 2012, the total expense recognized for the period arising from share-based payment transactions, using the grant date model, was of Ps. 179, Ps. 193 and Ps. 181, respectively.

As of December 31, 2014 and 2013, the asset recorded by Coca-Cola FEMSA in its consolidated statements of financial position amounted to Ps. 276 and Ps. 306, respectively, see Note 12.

Note 17. Bank Loans and Notes Payables

						2020 and	Carrying Value December 31,	Fair Value at December 31,	Carrying Value December 31,
(In millions of Mexican pesos)	2015	2016	2017	2018	2019	Thereafter	2014	2014	2013
Short-term debt:
Fixed rate debt:
Argentine pesos
Bank loans	Ps 301	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. 301	Ps. 304	Ps. 495
Interest rate	30.9%	—	—	—	—	—	30.9%	—	25.4%

Total short-term debt	Ps. 301	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. 301	Ps. 304	Ps. 495

Long-term debt:
Fixed rate debt:
Argentine pesos
Bank loans	124	131	54	—	—	—	309	302	358
Interest rate	24.9%	27.5%	30.2%	—	—	—	26.9%	—	20.3%
Brazilian reais
Bank loans	17	24	31	31	31	99	233	183	111
Interest rate	3.8%	4.1%	4.6%	4.6%	4.6%	4.9%	4.6%	—	3.4%
Capital leases	221	192	168	88	41	50	760	640	959
Interest rate	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%	—	4.6%
U.S. dollars
Senior notes	—	—	—	14,668	—	29,225	43,893	46,924	34,272
Interest rate	—	—	—	2.4%	—	4.5%	3.8%	—	3.7%
Bank loans	30	—	—	—	—	—	30	30	123
Interest rate	3.9%	—	—	—	—	—	3.9%	—	3.8%
Mexican pesos
Domestic bonds	—	—	—	—	—	9,988	9,988	9,677	9,987
Interest rate	—	—	—	—	—	6.2%	6.2%	—	6.2%

Subtotal	392	347	253	14,787	72	39,362	55,213	57,756	45,810

						2020 and	Carrying Value December 31,	Fair Value at December 31,	Carrying Value December 31,
(In millions of Mexican pesos)	2015	2016	2017	2018	2019	Thereafter	2014	2014	2013
Variable rate debt:
U.S. dollars
Bank loans	—	2,108	—	4,848	—	—	6,956	7,001	5,843
Interest rate	—	0.9%	—	0.9%	—	—	0.9%	—	0.9%
Mexican pesos
Domestic bonds	—	2,473	—	—	—	—	2,473	2,502	2,517
Interest rate	—	3.4%	—	—	—	—	3.4%	—	3.9%
Bank loans	—	—	—	—	—	—	—	—	4,132
Interest rate	—	—	—	—	—	—	—	—	4%
Argentine pesos
Bank loans	17	215	—	—	—	—	232	227	180
Interest rate	24.9%	21.3%	—	—	—	—	21.5%	—	25.7%
Brazilian reais
Bank loans	4	17	17	17	17	11	83	75	28
Interest rate	7.7%	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%	—	9.8%
Colombian pesos
Bank loans	492	277	—	—	—	—	769	766	1,456
Interest rate	5.9%	5.9%	—	—	—	—	5.9%	—	5.6%

Subtotal	513	5,090	17	4,865	17	11	10,513	10,571	14,156

Long-term debt	905	5,437	270	19,652	89	39,373	65,726	68,327	59,966
Current portion of long term debt	905	—	—	—	—	—	905	—	3,091

Long-term debt	Ps. —	Ps. 5,437	Ps. 270	Ps. 19,652	Ps. 89	Ps. 39,373	Ps. 64,821	Ps. 68,327	Ps. 56,875

(1)	All interest rates shown in this table are weighted average contractual annual rates.

For the years ended December 31, 2014, 2013 and 2012, the interest expense related to the bank loans and notes payable is comprised as follows and included in the consolidated income statement under the interest expense caption:

	2014	2013	2012
Interest on debts and borrowings	Ps. 3,113	Ps. 2,397	Ps. 1,603
Finance charges payable under finance leases	—	5	21

	Ps. 3,113	Ps. 2,402	Ps. 1,624

Coca-Cola FEMSA has the following bonds: a) registered with the Mexican stock exchange: i) Ps. 2,500 (nominal amount) with a maturity date in 2016 and a variable interest rate, ii) Ps. 2,500 (nominal amount) with a maturity date in 2021 and fixed interest rate of 8.3% and iii) Ps. 7,500 (nominal amount) with a maturity date in 2023 and fixed interest rate of 5.5%; b) registered with the SEC : i) Senior notes of US. $ 500 with interest at a fixed rate of 4.6% and maturity date on February 15, 2020, ii) Senior notes of US. $1,000 with interest at a fixed rate of 2.4% and maturity date on November 26, 2018, iii) Senior notes of US. $ 750 with interest at a fixed rate of 3.9% and maturity date on November 26, 2023 and iv) Senior notes of US. $ 400 with interest at a fixed rate of 5.3% and maturity date on November 26, 2043 which are guaranteed by its subsidiaries: Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V. (“Guarantors”). Presented in Note 27 is supplemental subsidiary guarantor consolidating financial information.

During 2013, Coca-Cola FEMSA contracted and prepaid in part the following Bank loans denominated in U.S. million dollars: i) $ 500 (nominal amount) with a maturity date in 2016 and variable interest rate and prepaid $380 (nominal amount) in November 2013, the outstanding amount of this loan is $ 120 (nominal amount) and ii) $ 1,500 (nominal amount) with a maturity date in 2018 and variable interest rate and prepaid $ 1,170 (nominal amount) in November 2013, the outstanding amount of this loan is $330 (nominal amount). In December 2013, Coca-Cola FEMSA prepaid in full outstanding Bank loans denominated in U.S. million dollars for a total amount of $600 (nominal amount).

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

On January 13, 2014 the Company issued an additional U.S. $ 350 million of Senior Notes comprised of 10 year and 30 year bonds. The interest rates and maturity dates of the new notes are the same as those of the initial 2013 notes offering. These notes are also guaranteed by the same Guarantors Subsidiaries.

In February 2014, Coca-Cola FEMSA prepaid in full outstanding Bank loans denominated in million pesos for a total amount of Ps. 4,175 (nominal amount).

Note 18. Other Income and Expenses

	2014		2013		2012
Other income:
Gain on sale of long-lived assets	Ps.	150	Ps.	194	Ps.	293
Cancellation of contingencies		697		114		76
Other		154		170		176

	Ps.	1,001	Ps.	478	Ps.	545

Other expenses:
Provisions for contingencies from past acquisitions	Ps.	232	Ps.	201	Ps.	157
Loss on the retirement of long-lived assets		39		39		14
Loss on sale of long-lived assets		183		167		194
Other taxes from Colombia		—		—		5
Severance payments		272		190		342
Donations		66		103		148
Effect of new labor law in Venezuela (LOTTT) (See Note 15)		—		—		381
Other		367		401		256

	Ps.	1,159	Ps.	1,101	Ps.	1,497

Note 19. Financial Instruments

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

The Company measures the fair value of its financial assets and liabilities classified as level 1 and 2, applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2014 and 2013:

	2014			2013
	Level 1		Level 2	Level 1		Level 2
Derivative financial instruments (asset)	Ps.	—	Ps. 3,334	Ps.	2	Ps.	276
Derivative financial instruments (liability)		409	16		272		1,153
Trust assets of labor obligations		964	—		1,301		—

19.1 Total debt

The fair value of bank and syndicated loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2014 and 2013, which is considered to be level 1 in the fair value hierarchy (See Note 17).

19.2 Interest rate swaps

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

At December 31, 2014, the Company has no outstanding interest rate swap agreements.

At December 31, 2013, the Company had the following outstanding interest rate swap agreements:

			Fair Value
	Notional		(Liability)
Maturity Date	Amount		Dec 31, 2013
2014	Ps.	575	Ps.	(18)
2015		1,963		(122)

The net effect of expired contracts treated as hedges are recognized as interest expense within the consolidated income statements.

19.3 Forward agreements to purchase foreign currency

The Company has entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations among the Mexican peso and other currencies.

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

At December 31, 2014, the Company has the following outstanding forward agreements to purchase foreign currency:

			Fair Value
	Notional		(Liability)		Asset
Maturity Date	Amount		Dec. 31, 2014
2015	Ps.	2,617	Ps.	(16)	Ps.	269

At December 31, 2013, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount	Fair Value Asset Dec. 31, 2013
2014	Ps. 1,518	Ps.	28

19.4 Options to purchase foreign currency

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

At December 31, 2014, the Company has the following outstanding collars agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Asset Dec. 31, 2014
2015	Ps.	402	Ps.	56

At December 31, 2013, the Company had no outstanding collars to purchase foreign currency.

19.5 Cross-currency swaps

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

At December 31, 2014, the Company had the following outstanding cross currency swap agreements designated as Cash Flow Hedges:

Fair Value
	Notional	(Liability)	Asset
Maturity Date	Amount	Dec. 31, 2014
2018	Ps. 20,311	Ps. —	Ps. 1,381

At December 31, 2013, the Company had the following outstanding cross currency swap agreements designated as Cash Flow Hedges:

			Fair Value
	Notional		(Liability)		Asset
Maturity Date	Amount		Dec. 31, 2013
2014	Ps.	1,308	Ps.	—	Ps.	13
2018		18,046		(981)		—

At December 31, 2014, the Company had the following outstanding cross currency swap agreements designated as Fair Value Hedges:

			Fair Value
	Notional		Asset
Maturity Date	Amount		Dec 31, 2014
2015	Ps.	30	Ps.	6
2018		13,099		1,622

At December 31, 2013, the Company had the following outstanding cross currency swap agreements designated as Fair Value Hedges:

			Fair Value
	Notional		Asset
Maturity Date	Amount		Dec 31, 2013
2014	Ps.	50	Ps.	5
2015		83		11
2018		5,884		156

The Company had certain cross-currency swaps that do not meet the criteria for hedge accounting purposes. Consequently, changes in the estimated fair value were recorded in the income statements as “market value (gain) loss on financial instruments”.

At December 31, 2014, the Company has no outstanding cross currency swap agreements that do not meet the criteria for hedge accounting.

At December 31, 2013, the Company had the following outstanding cross currency swap agreements that do not meet the criteria for hedge accounting.

			Fair Value
	Notional		Asset
Maturity Date	Amount		Dec 31, 2013
2014	Ps.	2,615	Ps.	63

19.6 Commodity price contracts

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

The fair value of expired or sold commodity contracts are recorded in cost of goods sold with the hedged items.

At December 31, 2014, the Company had the following sugar price contracts:

			Fair Value
	Notional		(Liability)
Maturity Date	Amount		Dec 31, 2014
2015	Ps.	1,341	Ps. (285)
2016		952	(101)	—
2017		37	(2)

At December 31, 2013, the Company had the following sugar contracts:

			Fair Value
	Notional		(Liability)	Asset
Maturity Date	Amount		Dec 31, 2013
2014	Ps.	1,183	Ps. (246)	—
2015		730	(48)	—
2016		103	—	2

At December 31, 2014, the Company has the following aluminum price contracts:

			Fair Value
Maturity Date	Notional Amount		(Liability) Dec. 31, 2014
2015	Ps. 361	Ps.	(12)
2016	177		(9)

At December 31, 2013, the Company had the following aluminum contracts:

			Fair Value
Maturity Date	Notional Amount		(Liability) Dec. 31, 2013
2014	Ps.	205	Ps.	(10)

19.7 Derivative financial Instruments for CCFPI acquisition:

The Company’s call option related to the remaining 49% ownership interest in CCFPI is recorded at fair value in its financial statements using a Level 3 concept. The call option had an estimated fair value of approximately Ps. 859 million at inception of the option, and approximately Ps. 799 million and Ps. 755 million as of December 31, 2013 and 2014, respectively. Changes in the fair value of the option during that period are recorded through the income statement. Significant observable inputs into that Level 3 estimate include the call option’s expected term (7 years at inception), risk free rate as expected return (LIBOR), implied volatility at inception (19.77%) and the underlying enterprise value of the CCFPI. The enterprise value of CCFPI for the purpose of this estimate was based on CCFPI’s long-term business plan. The Company acquired its 51% ownership interest in CCFPI in January 2013 and continues to integrate CCFPI into its global operations using the equity method of accounting, and currently believes that the underlying exercise price of the call option is “out of the money”. The Level 3 fair value of the Company’s put option related to its 51% ownership interest approximates zero as its exercise price as defined in the contract adjusts proportionately to the underlying fair value of CCFPI.

19.8 Net effects of expired contracts that met hedging criteria

Type of Derivatives	Impact in Consolidated Income Statement	2014		2013		2012
Interest rate swaps	Interest expense	Ps.	137	Ps.	105	Ps.	147
Forward agreements to purchase foreign currency	Foreign exchange		—		(1,591)		—
Option to purchase foreign currency	Cost of goods sold		—		(9)		—
Forward agreements to purchase foreign currency	Cost of goods sold		(22)		(22)		—
Commodity price contracts	Cost of goods sold		291		362		(6)

19.9 Net effect of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2014		2013		2012
Forward agreements to purchase foreign currency	Market value (loss) gain on financial instruments	Ps.	(1)	Ps.	(20)	Ps.	30
Cross-currency swaps	Market value gain on financial instruments		26		66		—

19.10 Net effect of expired contracts that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2014		2013		2012
Options to purchase foreign currency	Cost of goods sold	Ps.	—	Ps.	—	Ps.	(1)
Cross-currency swaps	Market value loss on financial instruments		—		—		(43)

19.11 Market risk

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

The Company tracks the fair value (mark to market) of its derivative financial instruments and its possible changes using scenario analyses. The following disclosures provide a sensitivity analysis of the market risks, which the Company is exposed to as it relates to foreign exchange rates, interests rates and commodity prices, which it considers in its existing hedging strategy:

Forward Agreements to Purchase USD (MXN/USD)	Change in U.S.$ Rate		Effect on Equity		Effect on Profit or Loss
2014	(7%	)	Ps.	(99)	Ps. —
2013	(11%	)		(67)	—
2012	(11%	)		(122)	—

Forward Agreements to Purchase USD (BRL/USD)	Change in U.S.$ Rate		Effect on Equity		Effect on Profit or Loss
2014	(14%	)	Ps.	(96)	Ps. —
2013	(13%	)		(86)	—

Forward Agreements to Purchase USD (COP/USD)	Change in U.S.$ Rate		Effect on Equity		Effect on Profit or Loss
2014	(9%	)	Ps.	(33)	Ps. —
2013	(6%	)		(19)	—

Forward Agreements to Purchase USD (ARS/USD)	Change in U.S.$ Rate		Effect on Equity		Effect on Profit or Loss
2014	(11%	)	Ps.	(22)	Ps. —

Options to Purchase Foreign Currency (MXN/USD)	Change in U.S.$ Rate		Effect on Equity		Effect on Profit or Loss
2014	(7%	)	Ps.	(20)	Ps. —
2012	(11%	)		(82)	—

Options to Purchase Foreign Currency (COP/USD)	Change in U.S.$ Rate		Effect on Equity		Effect on Profit or Loss
2014	(9%	)	Ps.	(9)	Ps. —

Interest Rate Swaps	Change in Bps.		Effect on Equity		Effect on Profit or Loss
2013	(50 bps	)	Ps.	(16)	Ps.	—
2012	(50 bps	)		(28)		—

Cross Currency Swaps (USD into MXN)	Change in U.S.$ Rate		Effect on Equity		Effect on Profit or Loss
2014	(7%	)	Ps.	—	Ps.	(481)
2013	(11%	)		—		(392)
2012	(11%	)		—		(234)

Cross Currency Swaps (USD into BRL)	Change in U.S.$ Rate		Effect on Equity		Effect on Profit or Loss
2014	(14%	)	Ps.	—	Ps.	(3,935)
2013	(13%	)		—		(3,719)

Sugar Price Contracts	Change in Sugar price		Effect on Equity		Effect on Profit or Loss
2014	(27%	)	Ps.	(528)	Ps.	—
2013	(18%	)		(298)		—
2012	(30%	)		(732)		—

Aluminum Price Contracts	Change in Aluminum price		Effect on Equity		Effect on Profit or Loss
2014	(17%	)	Ps.	(87)	Ps.	—
2013	(19%	)		(36)		—
2012	(20%	)		(66)		—

19.12 Interest rate risk

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

The following disclosures provide a sensitivity analysis of the interest rate risks, management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to its fixed and floating rate borrowings, which considers its existing hedging strategy:

Interest Rate Risk	Change in U.S.$ Rate	Effect on Profit or Loss
2014	+100 bps	Ps.	(231)
2013	+100 bps		(239)
2012	+100 bps		(74)

19.13 Liquidity risk

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

See Note 17 for a disclosure of the Company’s maturity dates associated with its non-current financial liabilities as of December 31, 2014.

The following table reflects all contractually fixed and variable pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected gross cash outflows from derivative financial liabilities that are in place as per December 31, 2014.

Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on economic conditions (like interest rates and foreign exchange rates) existing at December 31, 2014.

(In millions of Ps)	2015		2016		2017		2018		2019		2020 and thereafter
Non-derivative financial liabilities:
Notes and bonds	Ps.	2,375	Ps.	4,821	Ps.	2,283	Ps.	16,972	Ps.	1,934	Ps.	54,283
Loans from banks		1,280		2,908		175		4,953		55		122
Obligations under finance leases		249		212		180		94		45		54
Derivatives financial liabilities		2,361		2,367		2,367		(1,906)		—		—

The Company generally makes payments associated with its non-current financial liabilities with cash generated from its operations.

19.14 Credit risk

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

The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining a Credit Support Annex (CSA) that establishes margin requirements. As of December 31, 2014 the Company concluded that the maximum exposure to credit risk related with derivative financial instruments is not significant given the high credit rating of its counterparties.

Note 20. Non-Controlling Interest in Consolidated Subsidiaries

An analysis of Coca-Cola FEMSA’s non-controlling interest in its consolidated subsidiaries for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012
Mexico	Ps. 3,614	Ps. 3,309	Ps. 2,782
Colombia	15	16	24
Brazil	772	717	373

	Ps. 4,401	Ps. 4,042	Ps. 3,179

The changes in the Coca-Cola FEMSA’s non-controlling interest were as follows:

	2014	2013	2012
Balance at beginning of the year	Ps. 4,042	Ps. 3,179	Ps. 3,053
Net income of non controlling interest(1)	424	239	565
Exchange differences on translation of foreign operations	(21)	212	(307)
Remeasurements of the net defined employee benefit liability	(21)	(7)	6
Valuation of the effective portion of derivative financial instruments, net of taxes	(5)	(44)	(22)
Acquisitions effects	—	—	(7)
Increase in shares of non-controlling interest	—	515	—
Dividends paid	(18)	(52)	(109)

Balance at end of the year	Ps. 4,401	Ps. 4,042	Ps. 3,179

(1)	For the years ended at 2014, 2013 and 2012, the Company’s net income allocated to non-controlling interest was Ps. 424, Ps. 239, and Ps. 565, respectively.

Note 21. Equity

21.1 Equity accounts

As of December 31, 2014, the capital stock of Coca-Cola FEMSA is represented by 2,072,922,229 common shares, with no par value. Fixed capital stock is Ps. 922 (nominal value) and variable capital is unlimited.

The characteristics of the common shares are as follows:

•	Series “A” and series “D” shares are ordinary, have unlimited voting rights, are subject to transfer restrictions, and at all times must represent a minimum of 75% of subscribed capital stock;

•	Series “A” shares may only be acquired by Mexican individuals and may not represent less than 51% of the ordinary shares.

•	Series “D” shares have no foreign ownership restrictions and may not represent more than 49% of the ordinary shares.

•	Series “L” shares have no foreign ownership restrictions and have limited voting rights and other corporate rights.

As of December 31, 2014, 2013 and 2012, the number of each share series representing Coca-Cola FEMSA’s capital stock is comprised as follows:

	Thousands of Shares
Series of shares	2014	2013	2012
“A”	992,078	992,078	992,078
“D”	583,546	583,546	583,546
“L”	497,298	497,298	454,920

	2,072,922	2,072,922	2,030,544

The changes in the share are as follows:

	Thousands of Shares
Series of shares	2014	2013	2012
Initial shares	2,072,922	2,030,544	1,985,454
Shares issuance	—	42,378	45,090

Final shares	2,072,922	2,072,922	2,030,544

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company. As of December 31, 2014, 2013 and 2012, this reserve is Ps. 164 for the three years.

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except for restated shareholder contributions and distributions made from net consolidated taxable income, denominated “Cuenta de Utilidad Fiscal Neta” (“CUFIN”).

Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. As of December 31, 2014, the Company’s balances of CUFIN amounted to Ps. 17,044.

For the years ended December 31, 2014, 2013 and 2012 the dividends declared and paid per share by the Company are as follows:

Series of shares	2014	2013	2012
“A”	Ps. 2,877	Ps. 2,877	Ps. 2,747
“D”	1,692	1,692	1,617
“L”	1,443	1,381	1,260

	Ps. 6,012	Ps. 5,950	Ps. 5,624

(1)	At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 6, 2014, the shareholders declared a dividend of Ps. 6,012 that was paid in May 4, 2014 and November 5, 2014. Represents a dividend of Ps. 2.90 per each ordinary share.

21.2 Capital management

The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balance in order to obtain the lowest cost of capital available. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2014 and 2013.

The Company is not subject to any externally imposed capital requirements, other than the legal reserve and debt covenants (see Note 17 and Note 21.1).

The Company’s finance committee reviews the capital structure of the Company on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. In conjunction with this objective, the Company seeks to maintain the highest achievable credit rating both nationally and internationally and is currently rated AAA in a national scale and A- in a global scale. To maintain the current ratings, the Company has to at least stay at a debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio of 2. A sustained increase above this level could result in a one notch downgrade. As a result, prior to entering into new business ventures, acquisitions or divestures, management evaluates the optimal ratio of debt to EBITDA in order to maintain its credit rating.

Note 22. Earnings per Share

Basic earnings per share amounts are calculated by dividing consolidated net income for the year attributable to controlling interest by the weighted average number of shares outstanding during the period adjusted for the weighted average of own shares purchased in the period.

Basic earnings per share amounts are as follows:

	2014
	Per Series “A” Shares	Per Series “D” Shares	Per Series “L” Shares
Consolidated net income	Ps. 5,248	Ps. 3,087	Ps. 2,631

Consolidated net income attributable to equity holders of the parent	5,045	2,968	2,529
Weighted average number of shares for basic earnings per share (millions of shares)	992	584	497

	2013
	Per Series “A” Shares	Per Series “D” Shares	Per Series “L” Shares
Consolidated net income	Ps. 5,685	Ps. 3,343	Ps. 2,754

Consolidated net income attributable to equity holders of the parent	5,569	3,276	2,698
Weighted average number of shares for basic earnings per share (millions of shares)	992	584	481

	2012
	Per Series “A” Shares	Per Series “D” Shares	Per Series “L” Shares
Consolidated net income	Ps. 6,842	Ps. 4,025	Ps. 3,031

Consolidated net income attributable to equity holders of the parent	6,564	3,861	2,908
Weighted average number of shares for basic earnings per share (millions of shares)	992	584	439

Note 23. Income Taxes

23.1 Income Tax

The major components of income tax expense for the years ended December 31, 2014, 2013 and 2012 are:

	2014	2013	2012
Current tax expense:
Current year	Ps. 5,002	Ps. 5,889	Ps. 5,371

Deferred tax expense:
Origination and reversal of temporary differences	1,808	(4)	606
(Benefit) utilization of tax losses recognized	(2,949)	(154)	297

Total deferred tax expense	(1,141)	(158)	903

Total income tax expense in consolidated net income	Ps. 3,861	Ps. 5,731	Ps. 6,274

2014	Mexico	Foreign	Total
Current tax expense:
Current year	Ps. 2,974	Ps. 2,028	Ps. 5,002

Deferred tax expense:
Origination and reversal of temporary differences	(249)	2,057	1,808
Benefit of tax losses recognized	(490)	(2,459)	(2,949)

Total deferred tax expense (benefit)	(739)	(402)	(1,141)

Total income tax expense in consolidated net income	Ps. 2,235	Ps. 1,626	Ps. 3,861

2013	Mexico	Foreign	Total
Current tax expense:
Current year	Ps. 2,949	Ps. 2,940	Ps. 5,889

Deferred tax expense:
Origination and reversal of temporary differences	(311)	307	(4)
Utilization of tax losses recognized	(24)	(130)	(154)

Total deferred tax expense (benefit)	(335)	177	(158)

Total income tax expense in consolidated net income	Ps. 2,614	Ps. 3,117	Ps. 5,731

2012	Mexico	Foreign	Total
Current tax expense:
Current year	Ps. 3,030	Ps. 2,341	Ps. 5,371

Deferred tax expense:
Origination and reversal of temporary differences	(318)	924	606
Benefit of tax losses recognized	214	83	297

Total deferred tax expense (benefit)	(104)	1,007	903

Total income tax expense in consolidated net income	Ps. 2,926	Ps. 3,348	Ps. 6,274

Recognized in Consolidated Statement of Other Comprehensive Income (OCI)

Income tax related to items charged or recognized directly in OCI during the year:	2014	2013	2012
Unrealized gain on cash flow hedges	Ps. 99	Ps. (147)	Ps. (95)
Unrealized gain on available for sale securities	—	(1)	(2)
Remeasurements of the net defined benefit liability	(51)	(75)	(62)

Total income tax recognized in OCI	Ps. 48	Ps. (223)	Ps. (159)

Balance of income tax of Other Comprehensive Income (OCI) as of:

Income tax related to items charged or recognized directly in OCI as of year end:	2014	2013	2012
Unrealized gain on derivative financial instruments	Ps. (107)	Ps. (208)	Ps. (67)
Unrealized gain on available for sale securities	—	—	1

Comprehensive income to be reclassified to profit or loss in subsequent periods	(107)	(208)	(66)

Re-measurements of the net defined benefit liability	(167)	(196)	(120)

Balance of income tax in OCI	Ps. (274)	Ps. (404)	Ps. (186)

A reconciliation between tax expense and income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method multiplied by the Mexican domestic tax rate for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012
Mexican statutory income tax rate	30%	30%	30%
Income tax from prior years	0.09	(0.96)	(0.75)
Loss on monetary position for subsidiaries in hyperinflationary economies	0.62	0.68	—
Annual inflation tax adjustment	(3.29)	0.05	0.24
Non-deductible expenses	2.58	0.77	0.61
Non-taxable income	(0.99)	(0.19)	(0.24)
Income taxed at a rate other than the Mexican statutory rate	0.84	1.85	1.59
Effect of restatement of tax values	(1.97)	(1.39)	(1.04)
Effect of change in statutory rate	0.09	(0.21)	0.14
Effect of changes in Mexican Tax Law	—	0.48	—
Other	(2.15)	2.19	0.67

	25.82%	33.27%	31.22%

Deferred income tax

An analysis of the temporary differences giving rise to deferred income tax liabilities (assets) is as follows:

	Consolidated Statement of Financial Position as of		Consolidated Income Statement
Consolidated Statement of Financial Position	2014	2013	2014	2013	2012
Allowance for doubtful accounts	Ps. (122)	Ps. (127)	Ps. 5	Ps. (8)	Ps. (14)
Inventories	148	31	117	22	76
Prepaid expenses	82	106	(24)	108	(118)
Property, plant and equipment, net	(45)	920	(544)	(537)	(53)
Investments in associates companies and joint ventures	—	—	—	3	7
Other assets	(609)	(160)	(449)	110	584
Finite useful lived intangible assets	193	223	(30)	111	(34)
Indefinite lived intangible assets	74	227	(153)	166	46
Post-employment and other non-current employee benefits	(340)	(255)	(85)	48	26
Derivative financial instruments	3	13	(10)	19	(14)
Contingencies	(1,309)	(851)	(458)	(109)	91

	Consolidated Statement of Financial Position as of		Consolidated Income Statement
Consolidated Statement of Financial Position	2014	2013	2014	2013	2012
Employee profit sharing payable	(149)	(164)	15	(12)	(9)
Tax loss carryforwards	(3,126)	(178)	(2,948)	(154)	297
Cumulative other comprehensive income	(274)	(404)	—	—	—
Deductible tax goodwill of business acquisition	(3,334)	(5,109)	1,775	203	—
Liabilities of amortization of goodwill of business acquisition	5,255	5,306	(12)	—	—
Other liabilities	1,682	(17)	1,660	(128)	18

Deferred tax expense (income)			Ps. (1,141)	Ps. (158)	Ps. 903

Deferred tax, asset	Ps. (2,956)	Ps. (1,326)
Deferred tax, liability	1,085	887

Deferred income taxes, net	Ps. (1,871)	Ps. (439)

The changes in the balance of the net deferred income tax liability are as follows:

	2014	2013	2012
Balance at beginning of the year	Ps. (439)	Ps. (597)	Ps. (1,238)
Deferred tax provision for the year	(1,155)	(121)	876
Change in the statutory rate	14	(37)	27
Acquisition of subsidiaries, see Note 4	(445)	491	(77)
Effects in equity:
Unrealized gain on derivative financial instruments	99	(147)	(95)
Unrealized gain on available for sale securities	—	(1)	(2)
Cumulative translation adjustment	99	(2)	(17)
Remeasurements of the net defined benefit liability	(51)	(75)	(62)
Restatement effect of beginning balances associated with foreign exchanges effects	7	50	(9)

Balance at end of the year	Ps. (1,871)	Ps. (439)	Ps. (597)

The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.

Tax Loss Carryforwards

The subsidiaries in Mexico and Brazil have tax loss carryforwards. Unused tax loss carryforwards, for which a deferred income tax asset has been recognized, may be recovered provided certain requirements are fulfilled. The tax losses carryforwards and their years of expiration are as follows:

Tax Loss Carryforwards
2015	Ps. —
2017	—
2018	3
2019	25
2021
2022	15
2023 and thereafter	1,700
No expiration (Brazil)	7,657

Ps. 9,400

During 2013 the Company completed certain acquisitions in Brazil as disclosed in Note 4. In connection with those acquisition the Company recorded certain goodwill balances that are deductible for Brazilian income tax reporting purposes. The deduction of such goodwill amortization has resulted in the creation of NOLs in Brazil. NOLs in Brazil have no expiration, but their usage is limited to 30% of Brazilian taxable income in any given year. As of December 31, 2014 the Company believes that it is more likely than not that it will ultimately recover such NOLs through the reversal of temporary differences and future taxable income. Accordingly no valuation allowance has been provided.

The changes in the balance of tax loss carryforwards are as follows:

	2014	2013	2012
Balance at beginning of the year	Ps. 537	Ps. 75	Ps. 1,087
Increase	8,912	641	852
Usage of tax losses	(94)	(177)	(1,813)
Translation effect of beginning balances	45	(2)	(51)

Balance at end of the year	Ps. 9,400	Ps. 537	Ps. 75

There were no withholding taxes associated with the payment of dividends in either 2014, 2013 or 2012 by the Company to its shareholders.

The Company has determined that undistributed profits of its subsidiaries, joint ventures or associates will not be distributed in the foreseeable future. The temporary differences associated with investments in subsidiaries, associates and joint ventures that have not been recognized, aggregate to December 31, 2014: Ps. 7,326, December 31, 2013: Ps. 8,852 and, December 31, 2012: Ps. 7,501.

On January 1, 2014 an amendment to the Mexican income tax law became effective. The most important effects in the Company involve changes in the income tax rate, which shall be of 30% in 2014.

During 2014, the Company took advantage of a Brazilian tax amnesty program. The settlement of certain outstanding matters under that amnesty program generated a benefit of Ps. 455 which is reflected in other income during the year ended December 31, 2014.

23.2 Other taxes

The operations in Guatemala, Nicaragua, Colombia and Argentina are subject to a minimum tax, which is based primary on a percentage of assets. Any payments are recoverable in future years, under certain conditions.

23.3 Tax Reform

On January 1, 2014, annual changes to Mexican legislation became effective. The most significant changes are described as follows:

•	A new withholding tax of 10 % on dividends and / or earnings generated in 2014 and beyond;

•	New taxes of 1 Mexican peso per liter on the sale of flavored beverages with added sugar;

•	the tax on cash deposits (IDE ) and the Business Flat Tax (IETU) are eliminated;

•	the income tax deduction of exempt payroll items for workers is limited to 53%, or 47% in case the percentile of exempt items changes in comparison with prior year;

•	the credit of income tax paid abroad is limited to 30% of the taxable income and it is calculated considering the inflows by country and by year, proportionally to the net income distributed by the affiliates; and

•	the income tax rate remains at 30 % for 2014 and subsequent years.

The effects of these changes have been incorporated into the Company’s consolidated financial statements as of December 31, 2014.

On November 18, 2014, the Venezuelan government published two decrees enacting several significant changes which are effective as of the date of publication.

This reform establishes that segregated loss carryforward (i.e. foreign operating or domestic operating) may be used only against future income of the same type. Additionally the three year carryforward for net operating losses is maintained, but the amount of losses available for carryforwards may not exceed twenty five percent of the tax period’s taxable income, the carryforward of losses relating to inflationary adjustments has been eliminated.

Note 24. Other Liabilities, Provisions and Commitments

24.1 Other current financial liabilities

	2014	2013
Sundry creditors	Ps.1,569	Ps.1,439
Derivative financial instruments	313	304

Total	Ps.1,882	Ps.1,743

24.2 Provisions and other liabilities

	2014	2013
Provisions	Ps.4,168	Ps.4,479
Taxes payable	270	253
Other	889	802

Total	Ps.5,327	Ps.5,534

24.3 Other non-current financial liabilities

	2014	2013
Derivative financial instruments	Ps. 112	Ps.1,121
Security deposits	176	142

Total	Ps. 288	Ps.1,263

24.4 Provisions recorded in the consolidated statement of financial position

The Company has various loss contingencies, and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2014 and 2013:

	2014	2013
Taxes	Ps. 2,198	Ps.3,147
Labor	1,543	1,021
Legal	427	311

Total	Ps. 4,168	Ps.4,479

24.5. Changes in the balance of provisions recorded

24.5.1 Taxes

	2014	2013	2012
Balance at beginning of the year	Ps.3,147	Ps. 921	Ps.925
Penalties and other charges	89	1	107
New contingencies	10	217	—
Cancellation and expiration	(327)	(5)	(124)
Contingencies added in business combinations	1,191	2,108	117
Payments	(1,255)	(31)	(15)
Brazil tax amnesty	(599)	—	—
Restatement of the beginning balance of subsidiaries in hyperinflationary economies	(58)	(64)	(89)

Balance at end of the year	Ps.2,198	Ps.3,147	Ps.921

24.5.2 Labor

	2014	2013	2012
Balance at beginning of the year	Ps.1,021	Ps.934	Ps.1,128
Penalties and other charges	107	139	189
New contingencies	145	187	134
Cancellation and expiration	(53)	(226)	(359)
Contingencies added in business combinations	442	114	15
Payments	(57)	(69)	(91)
Restatement of the beginning balance of subsidiaries in hyperinflationary economies	(62)	(58)	(82)

Balance at end of the year	Ps.1,543	Ps.1,021	Ps.934

A roll forward for legal contingencies is not disclosed because the amounts are not considered to be material.

While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.

24.6 Unsettled lawsuits

The Company has entered into several proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and its subsidiaries. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. Such contingencies were classified by the Company as less than probable but not remote, the estimated amount as of December 31, 2014 of these lawsuits is Ps. 24,909, however, the Company believes that the ultimate resolution of such proceedings will not have a material effect on its consolidated financial position or result of operations.

The Company has tax contingencies, amounting to approximately Ps.21,217, with loss expectations assessed by management and supported by the analysis of legal counsel which it considers possible. Among these possible contingencies, are Ps. 8,625 in various tax disputs related primarily to credits for ICMS (VAT) and IPI. Possible claims also include Ps. 10,194 related to the disallowance of IPI credits on the acquisition of inputs from the Manaus Free Trade Zone. Possible claims also include Ps. 1,817 related to compensation of federal taxes not approved by the IRS (Tax authorities). Finally, possible claims include Ps. 538 related to the requirement by the Tax Authorities of State of São Paulo for ICMS (VAT), interest and penalty due to the alleged underpayment of tax arrears for the period 1994-1996. The Company is defending its position in these matters and final decision is pending in court.

At December 31, 2014 there are not important labor and legal contingencies that require disclosure.

In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where this subsidiary operates. The Company does not expect any material liability to arise from these contingencies.

24.7 Collateralize contingencies

As is customary in Brazil, the Company has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 3,026, Ps. 2,248 and Ps. 2,164 as of December 31, 2014, 2013 and 2012, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies.

24.8 Commitments

As of December 31, 2014, the Company has contractual commitments for financing leases for machinery and transport equipment and operating leases for the rental of production machinery and equipment, distribution and computer equipment.

The contractual maturities of the operating leases commitments by currency, expressed in Mexican pesos as of December 31, 2014, are as follows:

	Mexican pesos	U.S. dollars	Other
Not later than 1 year	Ps. 167	Ps. 77	Ps. 5
Later than 1 year and not later than 5 years	744	302	15
Later than 5 years	421	147	3

Total	Ps.1,332	Ps. 526	Ps. 23

Rental expense charged to consolidated net income was Ps. 940, Ps. 949 and Ps. 1,019 for the years ended December 31, 2014, 2013 and 2012, respectively.

Future minimum lease payments under finance leases with the present value of the net minimum lease payments are as follows:

	2014 Minimum payments	Present value of payments	2013 Minimum payments	Present value of payments
Not later than 1 year	Ps. 255	Ps. 222	Ps. 278	Ps. 237
Later than 1 year and not later than 5 years	501	474	775	717
Later than 5 years	62	64	4	5

Total minimum lease payments	818	760	1,057	959
Less amount representing finance charges	58	—	98	—

Present value of minimum lease payments	Ps. 760		Ps. 959

The Company has firm commitments for the purchase of property, plant and equipment of Ps. 2,077 as December 31, 2014.

24.9 Restructuring provision

Coca-Cola FEMSA recorded a restructuring provision. This provision relates principally to reorganization in the structure of the Company. The restructuring plan was drawn up and announced to the employees of the Company in 2014 when the provision was recognized in its consolidated financial statements. The restructuring of the Company is expected to complete by 2015 and it is presented in current liabilities within accounts payable caption in the consolidated statement of financial position.

	2014	2013	2012
Balance at beginning of the year	Ps. —	Ps. 90	Ps. 153
New	199	179	191
Payments	(142)	(234)	(254)
Cancellation	(25)	(35)	—

Balance at end of the year	Ps. 32	Ps. —	Ps. 90

Note 25. Information by Segment

The Company’s Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer, who reviews periodically reviews financial information at the country level. Thus, each of the seperate countries in wich the Company operates are considered operating segments, with the exception of Central America which representes a single operating segment.

The Company has aggregated operating segments into the following reporting segments for the purposes of its consolidated financial statements: (i) Mexico and Central America division (comprising the following countries: Mexico (including corporate operations), Guatemala, Nicaragua, Costa Rica and Panama) and (ii) the South America division (comprising the following countries: Brazil, Argentina, Colombia and Venezuela). Venezuela operates in an economy with exchange control and hyper-inflation; and as a result, IAS 29, “Financial Reporting in Hyperinflationary Economies” does not allow its aggregation into the South America segment and (iii) the Asian division comprised of the Company’s equity method investment in CCFPI (Philippines) which was acquired in January 2013 (see Note 9).

The Company is of the view that the quantitative and qualitative aspects of the aggregated operating segments are similar in nature for all periods presented. In evaluating the appropriatness of aggregating operating segments, the key indicators considered included but were not limited to: (i) similarities of customer base, products, production processes and distribution processes, (ii) similarities of governments, (iii) inflation trends, (iv) currency trends, (v) acquisition opportunities, including efficiencies to be achieved through the continued integration of acquisitions, and (vi) historical and projected financial and operating statistics.

Segment disclosure for the Company’s consolidated operations is as follows:

2014	Mexico and Central America (1)	South America (2)	Venezuela	Consolidated
Total revenues	Ps. 71,965	Ps. 66,367	Ps. 8,966	Ps. 147,298
Intercompany revenue	3,471	4	—	3,475
Gross profit	36,453	27,372	4,557	68,382
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method	9,171	4,748	1,033	14,952
Depreciation and amortization	4,046	2,660	243	6,949
Non cash items other than depreciation and amortization (3)	693	(204)	204	693
Equity in earnings of associated companies and joint ventures	(326)	201	—	(125)
Total assets	126,818	78,674	6,874	212,366
Investments in associate companies and joint ventures	14,827	2,499	—	17,326
Total liabilities	80,280	19,109	2,859	102,248
Capital expenditures, net (4)	3,952	6,198	1,163	11,313

2013	Mexico and Central America (1)	South America (2)	Venezuela	Consolidated
Total revenues	Ps. 70,679	Ps. 53,774	Ps. 31,558	Ps. 156,011
Intercompany revenue	3,186	—	—	3,186
Gross profit	34,941	22,374	15,620	72,935
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method	9,089	4,622	3,513	17,224
Depreciation and amortization	3,806	2,285	1,041	7,132
Non cash items other than depreciation and amortization (3)	(72)	(133)	217	12
Equity in earnings of associated companies and joint ventures	239	49	1	289
Total assets	121,685	72,451	22,529	216,665
Investments in associate companies and joint ventures	14,251	2,516	—	16,767
Total liabilities	72,077	19,255	8,180	99,512
Capital expenditures, net (4)	5,287	4,447	1,969	11,703

2012	Mexico and Central America (1)	South America (2)	Venezuela	Consolidated
Total revenues	Ps. 66,141	Ps. 54,821	Ps. 26,777	Ps. 147,739
Intercompany revenue	2,876	4,008	—	6,884
Gross profit	31,643	23,667	13,320	68,630
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method	9,578	7,353	3,061	19,992
Depreciation and amortization	3,037	1,906	749	5,692
Non-cash items other than depreciation and amortization (3)	15	150	110	275
Equity in earnings of associated companies and joint ventures	55	125	—	180
Total assets	108,768	40,046	17,289	166,103
Investments in associate companies and joint ventures	4,002	1,349	1	5,352
Total liabilities	42,387	13,161	5,727	61,275
Capital expenditures, net (4)	5,350	3,878	1,031	10,259

(1)	Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 62,990, Ps. 62,364 and Ps. 57,945 during the years ended December 31, 2014, 2013 and 2012, respectively. Domestic (Mexico only) total assets were Ps. 117,949, Ps. 114,254 and Ps. 101,635 as of December 31, 2014, 2013 and 2012, respectively. Domestic (Mexico only) total liabilities were Ps. 78,358, Ps. 70,805 and Ps. 40,661 as of December 31, 2014, 2013 and 2012, respectively.

(2)	South America includes Brazil, Argentina, Colombia and Venezuela, although Venezuela is shown separately above. South America revenues include Brazilian revenues of Ps. 43,573, Ps. 30,265 and Ps. 30,578 during the years ended December 31, 2014, 2013 and 2012, respectively. Brazilian total assets were Ps. 59,836, Ps. 53,441 and Ps. 21,955 as of December 31, 2014, 2013 and 2012, respectively. Brazilian total liabilities Ps. 12,629, Ps. 12,484 and Ps. 6,544 as of December 31, 2014, 2013 and 2012, respectively. South America revenues also include Colombian revenues of Ps. 13,118, Ps. 12,780 and Ps. 13,973 during the years ended December 31, 2014, 2013 and 2012, respectively. Colombian total assets were Ps. 14,864, Ps. 15,512 and Ps. 14,557 as of December 31, 2014, 2013 and 2012, respectively. Colombian total liabilities were Ps. 3,594, Ps. 3,974 and Ps. 3,885 as of December 31, 2014, 2013 and 2012, respectively. South America revenues also include Argentine revenues of Ps. 9,676, Ps, 10,729 and Ps. 10,270 during the years ended December 31, 2014, 2013 and 2012, respectively. Argentine total assets were Ps. 3,974, Ps. 3,498 and Ps. 3,534 as of December 31, 2014, 2013 and 2012, respectively. Argentine total liabilities were Ps. 2,886, Ps. 2,797 and Ps. 2,732 as of December 31, 2014, 2013 and 2012, respectively.
(3)	Includes foreign exchange loss, net; gain on monetary position, net; and market value (gain) loss on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.
(5)	The Asian division consists of the 51% equity investment in CCFPI (Philippines) which was acquired in 2013, and is accounted for using the equity method of accounting (see Note 9). The equity in earnings of the Asian division were Ps. (334) and Ps. 108 in 2014 and 2013, repectively and are presented as part of the Company’s corporate operations in 2014 and 2013 and thus disclosed net in the table above as part of the “equity in earnings of associated companies” in the Mexico & Central America division, as is the equity method investment in CCFPI Ps. 9,021 and Ps. 9,398. However, the Asian division represents a separate reporting segment under IFRS 8 and is represented by the following investee level amounts, prior to reflection of the Company’s 51% equity interest in the accompanying consolidated financial statements: revenues Ps. 16,548 and Ps. 13,438, gross profit Ps. 4,913 and Ps. 4,285, income before income taxes Ps. 664 and Ps. 310, depreciation and amortization Ps. 643 and Ps. 1,229, total assets Ps. 19,877 and Ps. 17,232, total liabilities Ps. 6,614 and Ps. 4,488, capital expenditures Ps. 2,215 and Ps. 1,889.

Note 26. Future Impact of Recently Issued Accounting Standards not yet in Effect:

The Company has not applied the following the standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

Amendments to IAS 19, Employee benefits

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognise such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment is effective for annual periods beginning on or after July 1, 2014. The Company has not early adopted this IFRS, and the Company has yet to complete its evaluation of whether it will have a material impact on its consolidated financial statements.

Annual Improvements 2010-2012 Cycle

These improvements are effective from July 1, 2014 and are not expected to have a material impact on the Company. Annual Improvements 2010-2012 Cycle makes amendments to: IFRS 2 “Share-based payment”, by amending the definitions of vesting condition and market condition, and adding definitions for performance condition and service condition; IFRS 3 “Business combinations”, which require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date; IAS 16 “Property, plant and equipment” and IAS 38 “Intangible assets” clarifying that the gross amount of property, plant and equipment is adjusted in a manner consistent with a revaluation of the carrying amount; and IAS 24 “Related party Disclosures”, clarifying how payments to entities providing management services are to be disclosed. These improvements are applicable to annual periods beginning on or after July 1, 2014. The Company has not early adopted this IFRS, and the Company has yet to complete its evaluation of whether it will have a material impact on its consolidated financial statements.

IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015. The adoption of IFRS 9 will have an effect on the classification and measurement of the

Company´s financial assets, but no impact on the classification and measurement of the Company’s financial liabilities. The Company has not early adopted this IFRS, and the Company has yet to complete its evaluation of whether it will have a material impact on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers

IFRS 15, “Revenue from Contracts with Customers”, was issued in May 2014 and applies to annual reporting periods beginning on or after 1 January 2017, earlier application is permitted. Revenue is recognized as control is passed, either over time or at a point in time.

The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In applying the revenue model to contracts within its scope, an entity will: 1) Identify the contract(s) with a customer ; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to the performance obligations in the contract; 5) Recognize revenue when (or as) the entity satisfies a performance obligation. Also, an entity needs to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Company has yet to complete its evaluation of whether these changes will have a significant impact on its consolidated financial statements.

Note 27. Supplemental Guarantor Information

Consolidating Condensed Financial Information

The following consolidating information presents consolidating condensed statements of financial position as of December 31, 2014 and 2013 and condensed consolidating statements of income, other comprehensive income and cash flows for each of the three years in the period ended December 31, 2014, 2013 and 2012 of the Company and Propimex, S. de R.L. de C.V., Comercializadora la Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador CIMSA, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V. (the Guarantors).

These statements are prepared in accordance with IFRS, as issued by the IASB, with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. The guarantees of the Guarantors are full and unconditional.

The Company’s consolidating condensed financial information for the (i) Company; (ii) its 100% owned guarantors subsidiaries (on standalone basis), which are wholly and unconditional guarantors under both prior years debt and current year debt referred to as “Senior Notes” in Note 17; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements are as follows:

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Consolidated Statement of Financial Position As of December 31, 2014
Assets:
Current assets:
Cash and cash equivalents	Ps.	7,282	Ps.	755	Ps.	4,921	Ps.	—	Ps.	12,958
Accounts receivable, net		42,614		4,733		43,794		(80,802)		10,339
Inventories		—		3,509		4,310		—		7,819
Recoverable taxes		72		1,675		2,335		—		4,082
Other current assets and financial assets		36		1,015		1,879		—		2,930

Total current assets		50,004		11,687		57,239		(80,802)		38,128

Non-current assets:
Investments in associates and joint ventures		94,347		57,839		13,676		(148,536)		17,326
Property, plant and equipment, net		—		17,049		33,478		—		50,527
Intangible assets, net		29,348		34,920		32,756		—		97,024
Other non-current assets and financial assets		1,281		7,672		6,931		(6,523)		9,361

Total non-current assets		124,976		117,480		86,841		(155,059)		174,238

Total assets	Ps.	174,980	Ps.	129,167	Ps.	144,080	Ps.	(235,861)	Ps.	212,366

Liabilities:
Current liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	352	Ps.	—	Ps.	1,225	Ps.	—	Ps.	1,577
Suppliers		15		2,832		11,304		—		14,151
Other current liabilities		5,890		63,412		24,175		(80,802)		12,675

Total current liabilities		6,257		66,244		36,704		(80,802)		28,403

Non-current liabilities:
Bank loans and notes payable		62,968		—		1,853		—		64,821
Other non-current liabilities		38		1,382		14,127		(6,523)		9,024

Total non-current liabilities		63,006		1,382		15,980		(6,523)		73,845

Total liabilities		69,263		67,626		52,684		(87,325)		102,248

Equity:
Equity attributable to equity holders of the parent		105,717		61,541		86,995		(148,536)		105,717
Non-controlling interest in consolidated subsidiaries		—		—		4,401		—		4,401

Total equity		105,717		61,541		91,396		(148,536)		110,118

Total liabilities and equity	Ps.	174,980	Ps.	129,167	Ps.	144,080	Ps.	(235,861)	Ps.	212,366

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Consolidated Statement of Financial Position As of December 31, 2013
Assets:
Current assets:
Cash and cash equivalents	Ps.	5,485	Ps.	1,220	Ps.	8,601	Ps.	—	Ps.	15,306
Accounts receivable, net		46,093		16,155		24,552		(76,842)		9,958
Inventories		—		3,740		5,390		—		9,130
Recoverable taxes		305		1,142		2,673		—		4,120
Other current assets and financial assets		47		427		4,243		—		4,717

Total current assets		51,930		22,684		45,459		(76,842)		43,231

Non-current assets:
Investments in associates and joint ventures		93,089		57,404		14,032		(147,758)		16,767
Property, plant and equipment, net		—		17,043		34,742		—		51,785
Intangible assets, net		29,348		38,020		31,606		—		98,974
Other non-current assets and financial assets		1,107		6,385		3,619		(5,203)		5,908

Total non-current assets		123,544		118,852		83,999		(152,961)		173,434

Total assets	Ps.	175,474	Ps.	141,536	Ps.	129,458	Ps.	(229,803)	Ps.	216,665

Liabilities:
Current liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	1,679	Ps.	—	Ps.	2,231	Ps.	—	Ps.	3,910
Suppliers		16		3,146		13,058		—		16,220
Other current liabilities and financial liabilities		5,038		75,941		8,131		(76,842)		12,268

Total current liabilities		6,733		79,087		23,420		(76,842)		32,398

Non-current liabilities:
Bank loans and notes payable		55,384		—		1,491		—		56,875
Other non-current liabilities		246		1,137		14,059		(5,203)		10,239

Total non-current liabilities		55,630		1,137		15,550		(5,203)		67,114

Total liabilities		62,363		80,224		38,970		(82,045)		99,512

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Consolidated Statement of Financial Position As of December 31, 2013
Equity:
Equity attributable to equity holders of the Parent		113,111		61,312		86,446		(147,758)		113,111
Non-controlling interest in consolidated subsidiaries		—		—		4,042		—		4,042

Total equity		113,111		61,312		90,488		(147,758)		117,153

Total liabilities and equity	Ps.	175,474	Ps.	141,536	Ps.	129,458	Ps.	(229,803)	Ps.	216,665

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2014
Total revenues	Ps.	1	Ps.	61,431	Ps.	103,506		Ps.(17,640)	Ps.	147,298
Cost of goods sold		—		29,790		52,170		(3,044)		78,916

Gross profit		1		31,641		51,336		(14,596)		68,382
Administrative expenses		178		4,255		6,374		(4,422)		6,385
Selling expenses		—		20,617		30,022		(10,174)		40,465
Other (income) expenses, net		18		(52)		192		—		158
Interest expense, net		748		3,021		1,398		—		5,167
Foreign exchange (loss) gain, net		(1,718)		21		729		—		(968)
Other financing (cost) revenues, net		27		3		(317)		—		(287)
Income taxes		(605)		1,069		3,397		—		3,861
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		12,571		6,209		(78)		(18,827)		(125)

Consolidated net income	Ps.	10,542	Ps.	8,964	Ps.	10,287	Ps.	(18,827)	Ps.	10,966

Attributable to:
Equity holders of the parent	Ps.	10,542	Ps.	8,964	Ps.	9,863	Ps.	(18,827)	Ps.	10,542
Non-controlling interest		—		—		424		—		424

Consolidated net income	Ps.	10,542	Ps.	8,964	Ps.	10,287	Ps.	(18,827)	Ps.	10,966

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2013
Total revenues	Ps.	—	Ps.	62,750	Ps.	109,054	Ps.	(15,793)	Ps.	156,011
Cost of goods sold		—		30,398		53,779		(1,101)		83,076

Gross profit		—		32,352		55,275		(14,692)		72,935
Administrative expenses		111		8,459		6,504		(8,587)		6,487
Selling expenses		—		16,293		34,640		(6,105)		44,828
Other (income) expenses, net		(3)		107		519		—		623
Interest expense (income), net		353		2,744		(410)		—		2,687
Foreign exchange loss, net		(160)		(98)		(481)		—		(739)
Other financing revenues (cost), net		82		(26)		(403)		—		(347)
Income taxes		75		1,896		3,760		—		5,731
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		12,157		5,528		216		(17,612)		289

Consolidated net income	Ps.	11,543	Ps.	8,257	Ps.	9,594	Ps.	(17,612)	Ps.	11,782

Attributable to:
Equity holders of the parent	Ps.	11,543	Ps.	8,257	Ps.	9,355	Ps.	(17,612)	Ps.	11,543
Non-controlling interest		—		—		239		—		239

Consolidated net income	Ps.	11,543	Ps.	8,257	Ps.	9,594	Ps.	(17,612)	Ps.	11,782

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2012
Total revenues	Ps.	14	Ps.	58,087	Ps.	106,885	Ps.	(17,247)	Ps.	147,739
Cost of goods sold		—		29,460		53,125		(3,476)		79,109

Gross profit		14		28,627		53,760		(13,771)		68,630
Administrative expenses		166		7,378		5,875		(7,202)		6,217
Selling expenses		—		14,001		32,791		(6,569)		40,223
Other expenses, net		46		198		708		—		952
Interest (income) expense, net		(85)		2,669		(1,053)		—		1,531
Foreign exchange gain (loss), net		424		(55)		(97)		—		272
Other financing revenues (cost), net		32		(19)		—		—		13
Income taxes		269		1,961		4,044		—		6,274
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		13,259		7,642		156		(20,877)		180

Consolidated net income	Ps.	13,333	Ps.	9,988	Ps.	11,454	Ps.	(20,877)	Ps.	13,898

Attributable to:
Equity holders of the parent	Ps.	13,333	Ps.	9,988	Ps.	10,889	Ps.	(20,877)	Ps.	13,333
Non-controlling interest		—		—		565		—		565

Consolidated net income	Ps.	13,333	Ps.	9,988	Ps.	11,454	Ps.	(20,877)	Ps.	13,898

	Parent		Wholly-owned Guarantors Subsidiaries		Combined Non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating statements of comprehensive income For the year ended December 31, 2014
Consolidated net income	Ps.	10,542	Ps.	8,964	Ps.	10,287	Ps.	(18,827)	Ps.	10,966

Other comprehensive income:

Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Unrealized gain on available-for sale securities, net of taxes		.		—		—		—		—
Valuation of the effective portion of derivative financial instruments, net of taxes		214		85		47		(131)		215
Exchange differences on translation of foreign operations		(11,992)		(9,922)		(2,072)		11,992		(11,994)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods:		(11,778)		(9,837)		(2,025)		11,861		(11,779)

Items not to be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes		(192)		(101)		(108)		209		(192)

Net other comprehensive income not being reclassified to profit or loss in subsequent periods:		(192)		(101)		(108)		209		(192)

Total comprehensive (loss) income, net of tax		(11,970)		(9,938)		(2,133)		12,070		(11,971)

Consolidated comprehensive income for the year, net of tax	Ps.	(1,428)	Ps.	(974)	Ps.	8,154	Ps.	(6,757)	Ps.	(1,005)

Attributable to:

Equity holders of the parent	Ps.	(1,428)	Ps.	(974)	Ps.	7,777	Ps.	(6,757)	Ps.	(1,382)
Non-controlling interest		—		—		377		—		377

Consolidated comprehensive income for the year, net of tax	Ps.	(1,428)	Ps.	(974)	Ps.	8,154	Ps.	(6,757)	Ps.	(1,005)

	Parent		Wholly-owned guarantors Subsidiaries		Combined Non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating statements of comprehensive income For the year ended December 31, 2013
Consolidated net income	Ps.	11,543	Ps.	8,257	Ps.	9,594	Ps.	(17,612)	Ps.	11,782

Other comprehensive income:

Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Unrealized gain on available-for sale securities, net of taxes		—		—		(2)		—		(2)
Valuation of the effective portion of derivative financial instruments, net of taxes		(279)		(220)		(256)		476		(279)
Exchange differences on translation of foreign operations		(1,618)		(1,455)		(110)		1,618		(1,565)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods:		(1,897)		(1,675)		(368)		2,094		(1,846)

Items not to be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes		(145)		(131)		(146)		277		(145)

Net other comprehensive income not being reclassified to profit or loss in subsequent periods:		(145)		(131)		(146)		277		(145)

Total comprehensive (loss) income, net of tax		(2,042)		(1,806)		(514)		2,371		(1,991)

Consolidated comprehensive income for the year, net of tax	Ps.	9,501	Ps.	6,451	Ps.	9,080	Ps.	(15,241)	Ps.	9,791

Attributable to:

Equity holders of the parent	Ps.	9,501	Ps.	6,451	Ps.	8,680	Ps.	(15,241)	Ps.	9,391
Non-controlling interest		—		—		400		—		400

Consolidated comprehensive income for the year, net of tax	Ps.	9,501	Ps.	6,451	Ps.	9,080	Ps.	(15,241)	Ps.	9,791

	Parent		Wholly-owned Guarantors Subsidiaries		Combined Non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating statements of comprehensive income For the year ended December 31, 2012
Consolidated net income	Ps.	13,333	Ps.	9,988	Ps.	11,454	Ps.	(20,877)	Ps.	13,898

Other comprehensive income:

Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Unrealized gain on available-for sale securities, net of taxes		(2)		—		(2)		2		(2)
Valuation of the effective portion of derivative financial instruments, net of taxes		(179)		(292)		(166)		436		(201)
Exchange differences on translation of foreign operations		(2,055)		(6,264)		(2,361)		8,319		(2,361)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods:		(2,236)		(6,556)		(2,529)		8,757		(2,564)

Items not to be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes		(131)		(25)		(145)		176		(125)

Net other comprehensive income not being reclassified to profit or loss in subsequent periods:		(131)		(25)		(145)		176		(125)

Total comprehensive (loss) income, net of tax		(2,367)		(6,581)		(2,674)		8,933		(2,689)

Consolidated comprehensive income for the year, net of tax	Ps.	10,966	Ps.	3,407	Ps.	8,780	Ps.	(11,944)	Ps.	11,209

Attributable to:

Equity holders of the parent	Ps.	10,966	Ps.	3,407	Ps.	8,538	Ps.	(11,944)	Ps.	10,967
Non-controlling interest		—		—		242		—		242

Consolidated comprehensive income for the year, net of tax	Ps.	10,966	Ps.	3,407	Ps.	8,780	Ps.	(11,944)	Ps.	11,209

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31, 2014

Cash flows from operating activities:
Income before income taxes	Ps.	9,937	Ps.	10,033	Ps.	13,684	Ps.	(18,827)	Ps.	14,827

Non-cash items		(12,814)		(751)		6,016		21,819		14,270

Changes in working capital		232		2,952		(7,875)		—		(4,691)

Net cash flows (used in)/from operating activities		(2,645)		12,234		11,825		2,992		24,406

Investing activities:

Interest received		2,499		463		1,743		(4,326)		379

Acquisition of long-lived assets, net		—		(2,499)		(8,216)		—		(10,715)
Acquisition of intangible assets and other investing activities		5,951		(1,951)		(19,715)		14,824		(891)

Investments in shares		(3)		(315)		260		—		(58)

Dividends received		59		451		142		(504)		148

Net cash flows (used in)/from investing activities		8,506		(3,851)		(25,786)		9,994		(11,137)

Financing activities:

Proceeds from borrowings		61,752		—		(55,572)		—		6,180

Repayment of borrowings		(61,130)		—		54,876		—		(6,254)

Interest paid		(237)		(3,668)		(3,603)		4,326		(3,182)

Dividends paid		(6,011)		—		(523)		504		(6,030)

Other financing activities		834		(5,179)		1,299		982		(2,064)

Net cash flows (used in)/from financing activities		(4,792)		(8,847)		(3,523)		5,812		(11,350)

Net (decrease) increase in cash and cash equivalents		1,069		(464)		(17,484)		18,798		1,919
Initial balance of cash and cash equivalents		5,485		1,220		8,601		—		15,306
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		728		(1)		(4,994)		—		(4,267)

Ending balance of cash and cash equivalents	Ps.	7,282	Ps.	755	Ps.	(13,877)	Ps.	18,798	Ps.	12,958

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31, 2013
Cash flows from operating activities:
Income before income taxes	Ps.	11,618	Ps.	10,153	Ps.	13,354	Ps.	(17,612)	Ps.	17,513
Non-cash items		(13,719)		(1,420)		5,699		20,604		11,164
Changes in working capital		(358)		2,211		(8,433)		—		(6,580)

Net cash flows from operating activities		(2,459)		10,944		10,620		2,992		22,097

Investing activities:
Acquisitions		(1,078)		46		(36,621)		—		(37,653)
Interest received		3,524		1,940		(827)		(3,983)		654
Acquisition of long-lived assets, net		—		(3,302)		(7,118)		—		(10,420)
Acquisition of intangible assets and other investing activities		(53,740)		(214)		60,168		(8,205)		(1,991)

Investments in shares		684		(12,581)		11,826		—		(71)
Dividends received		23,372		1,115		—		(24,487)		—

Net cash flows (used in)/from investing activities		(27,238)		(12,996)		27,428		(36,675)		(49,481)

Financing activities:
Proceeds from borrowings		61,752		—		4,996		—		66,748
Repayment of borrowings		(32,567)		—		(4,177)		—		(36,744)
Interest paid		(1,538)		(3,358)		(1,414)		3,982		(2,328)
Dividends paid		(5,950)		(20,986)		(3,553)		24,487		(6,002)
Acquisition of non-controlling interests		—		—		515		—		515
Other financing activities		(268)		26,672		(30,301)		5,214		1,317

Net cash flows from / (used in) financing activities		21,429		2,328		(33,934)		33,683		23,506

Net increase (decrease) in cash and cash equivalents		(8,268)		276		4,114		—		(3,878)
Initial balance of cash and cash equivalents		14,394		981		7,847		—		23,222
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		(641)		(37)		(3,360)		—		(4,038)

Ending balance of cash and cash equivalents	Ps.	5,485	Ps.	1,220	Ps.	8,601	Ps.	—	Ps.	15,306

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31, 2012
Cash flows from operating activities:
Income before income taxes	Ps.	13,602	Ps.	11,949	Ps.	15,498	Ps.	(20,877)	Ps.	20,172
Non-cash items		(13,854)		(2,758)		424		23,640		7,452
Changes in working capital		(32)		(3,083)		(859)		—		(3,974)

Net cash flows from operating activities		(284)		6,108		15,063		2,763		23,650

Investing activities:
Acquisitions		(1,221)		87		20		—		(1,114)
Proceeds from the sale of marketable securities		—		—		273		—		273
Interest received		1,993		517		4,791		(6,877)		424
Acquisition of long-lived assets, net		—		(3,278)		(6,170)		—		(9,448)
Acquisition of intangible assets and other investing activities		—		6,735		(4,353)		(3,037)		(655)
Investments in shares		29		(65)		(433)		—		(469)
Dividends received		5,085		1,569		—		(6,654)		—

Net cash flows (used in)/from investing activities		5,886		5,565		(5,872)		(16,568)		(10,989)

Financing activities:
Proceeds from borrowings		11,837		—		4,592		—		16,429
Repayment of borrowings		(3,394)		(40)		(5,030)		—		(8,464)
Interest paid		(1,761)		(3,382)		(3,428)		6,877		(1,694)
Dividends paid		(5,625)		(4,838)		(1,925)		6,654		(5,734)
Acquisition of non-controlling interests		—		—		(6)		—		(6)
Other financing activities		3,623		(3,083)		(1,285)		274		(471)

Net cash flows from / (used in) financing activities		4,680		(11,343)		(7,082)		13,805		60

Net increase in cash and cash equivalents		10,282		330		2,109		—		12,721
Initial balance of cash and cash equivalents		4,046		676		7,121		—		11,843
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		66		(25)		(1,383)		—		(1,342)

Ending balance of cash and cash equivalents	Ps.	14,394	Ps.	981	Ps.	7,847	Ps.	—	Ps.	23,222

Note 28. Subsequent Events

On February 11, 2015, the Venezuelan government announced plans for a new foreign currency exchange system with three markets. The new legislation, maintains the official exchange rate of 6.3 bolivars to the US dollar that will continue to be available for certain foods and medicines, furthermore the new legislation merges SICAD I and SICAD II into a new SICAD that is currently valued at 12 bolivars per USD, and creates a new open market foreign exchange system (SIMADI) that started at 170 Bolivars per USD.

Based upon the specific facts and circumstances, the Company currently anticipates using the SIMADI exchange rate to translate its future results of operations in Venezuela into its reporting currency, the Mexican peso, commencing with its results for the first quarter of 2015. This translation effect will further adversely affect its results of operations and financial position. The Venezuelan government may announce further changes to the exchange rate system in the future. To the extent a higher exchange rate is applied to the investment in Venezuela in future periods as a result of changes to existing regulations, subsequently adopted regulations or otherwise, the Company could be required to further reduce the amount of its foreign direct investment in Venezuela and its results of operations in Venezuela and financial condition would be further adversely affected. More generally, future currency devaluations or the imposition of exchange controls in any of the countries in which the Company operates may potentially increase its operating costs, which could have an adverse effect on its financial position and results of operations.

On March 12, 2015, the Company´s Board of Directors approved the payment of a cash dividend in the amount of Ps. 6,405 or the equivalent of Ps. 3.09 per share, to be paid in two equal installments as of May 5, 2015 and November 3, 2015.