Form 20-F
period 2015-12-31
COCA COLA FEMSA SAB DE CV
filed 2016-04-15
CIK 910631

As filed with the Securities and Exchange Commission on April 15, 2016.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission file number 1-12260

Coca-Cola FEMSA, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,

Santa Fe Cuajimalpa,

Cuajimalpa de Morelos,

05348, Ciudad de México, México

(Address of principal executive offices)

Roland Karig

Calle Mario Pani No. 100,

Santa Fe Cuajimalpa,

Cuajimalpa de Morelos,

05348 Ciudad de México, México

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

The number of outstanding shares of each class of capital or common stock as of December 31, 2015 was:

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

-ii-

-iii-

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

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.17.20 to US$1.00, the exchange rate for Mexican pesos on December 31, 2015, the last day in 2015 for which information is available, according to the U.S. Federal Reserve Board. On April 8, 2016, this exchange rate was Ps.17.76 to US$1.00. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since January 1, 2011.

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

Forward-Looking Information

This annual report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to, effects on our company from changes in our relationship with The Coca-Cola Company, movements in the prices of raw materials, competition, significant developments in economic or political conditions in Mexico, Central and South America and Asia, including changes in currency exchange and interest rates, our ability to successfully integrate mergers and acquisitions, or changes in our regulatory environment. Accordingly, we caution readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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

This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2015 and 2014 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2015, 2014 and 2013.

Pursuant to IFRS, the information presented in this annual report presents financial information in nominal terms that has been presented in Mexican pesos, taking into account local inflation of each hyperinflationary economic environment and converting from functional currency to Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country categorized as a hyperinflationary economic environment. Since January 2011, Venezuela has been the only country of the countries where we operate with a hyperinflationary economic environment. For each non-hyperinflationary economic environment, functional currency is converted to Mexican pesos using the year-end exchange rate for assets and liabilities, the historical exchange rate for equity and the average exchange rate for the income statement. See Note 3 to our consolidated financial statements.

Our non-Mexican subsidiaries maintain their accounting records in their local currency and in accordance with accounting principles generally accepted in the country where they are located. For presentation in our consolidated financial statements, we adjust these accounting records into IFRS and report in Mexican pesos under these standards.

Except when specifically indicated, information in this annual report on Form 20-F is presented as of December 31, 2015 and does not give effect to any transaction subsequent to that date.

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

	Year Ended December 31,
	2015(1)		2015	2014	2013(2)	2012(3)	2011(4)
	(in millions of Mexican pesos or millions of U.S. dollars, except ratio, share and per share data)
Income Statement Data:
Total revenues	US$	8,861	Ps. 152,360	Ps. 147,298	Ps. 156,011	Ps. 147,739	Ps. 123,224
Cost of goods sold		4,671	80,330	78,916	83,076	79,109	66,693

Gross profit		4,190	72,030	68,382	72,935	68,630	56,531
Administrative expenses		372	6,405	6,385	6,487	6,217	5,140
Selling expenses		2,436	41,879	40,465	44,828	40,223	32,093
Other income		36	620	1,001	478	545	685
Other expenses		138	2,368	1,159	1,101	1,497	2,060
Interest expenses		369	6,337	5,546	3,341	1,955	1,729
Interest income		24	414	379	654	424	616
Foreign exchange (loss) gain, net		(85)	(1,459)	(968)	(739)	272	61
(Loss) gain on monetary position for subsidiaries in hyperinflationary economies		(2)	(33)	(312)	(393)	—	61
Market value (gain) loss on financial instruments		(8)	(142)	(25)	(46)	(13)	138

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		856	14,725	14,952	17,224	19,992	16,794
Income taxes		265	4,551	3,861	5,731	6,274	5,667
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes		9	155	(125)	289	180	86

Consolidated net income		600	10,329	10,966	11,782	13,898	11,213
Equity holders of the parent		595	10,235	10,542	11,543	13,333	10,662
Non-controlling interest		5	94	424	239	565	551

Consolidated net income		600	10,329	10,966	11,782	13,898	11,213
Ratio to Revenues (%)
Gross margin		47.3	47.3	46.4	46.7	46.5	45.9
Net income margin		6.8	6.8	7.4	7.6	9.4	9.1

	Year Ended December 31,
	2015(1)		2015		2014		2013(2)		2012(3)		2011(4)
	(in millions of Mexican pesos or millions of U.S. dollars, except ratio, share and per share data)
Balance Sheet Data:
Cash and cash equivalents, marketable securities	US$	930	Ps.	15,989	Ps.	12,958	Ps.	15,306	Ps.	23,234	Ps.	12,173
Accounts receivable, net, inventories, recoverable taxes, other current financial assets and other current assets		1,526		26,243		25,170		27,925		22,663		20,551

Total current assets		2,456		42,232		38,128		43,231		45,897		32,724
Investment in associates and joint ventures		1,039		17,873		17,326		16,767		5,352		3,656
Property, plant and equipment, net		2,939		50,532		50,527		51,785		42,517		38,102
Intangible assets, net		5,278		90,754		97,024		98,974		67,013		62,163
Deferred tax assets, other non-current financial assets and other non-current assets, net		516		8,858		9,361		5,908		5,324		5,093

Total assets		12,228		210,249		212,366		216,665		166,103		141,738

Bank loans and notes payable		23		384		301		495		4,194		638
Current portion of non-current debt		179		3,086		905		3,091		945		4,902
Interest payable		24		411		371		324		194		206
Suppliers, accounts payable, taxes payable and other current financial liabilities		1,547		26,599		26,826		28,488		24,217		20,029

Total current liabilities		1,773		30,480		28,403		32,398		29,550		25,775
Bank loans and notes payable		3,679		63,260		64,821		56,875		24,775		16,821
Post-employment and other non-current employee benefits, deferred tax liabilities, other non-current financial liabilities and provisions and other non-current liabilities		452		7,774		9,024		10,239		6,950		6,061

Total non-current liabilities		4,131		71,034		73,845		67,114		31,725		22,882

Total liabilities		5,904		101,514		102,248		99,512		61,275		48,657

Total equity		6,324		108,735		110,118		117,153		104,828		93,081
Equity attributable to equity holders of the parent(5)		6,092		104,749		105,717		113,111		101,649		90,028
Non-controlling interest in consolidated subsidiaries		232		3,986		4,401		4,042		3,179		3,053

	Year Ended December 31,
	2015(1)	2015	2014	2013(2)	2012(3)	2011(4)
	(in millions of Mexican pesos or millions of U.S. dollars, except ratio, share and per share data)
Financial Ratios (%)
Current(6)	1.38	1.38	1.34	1.33	1.55	1.27
Leverage(7)	0.93	0.93	0.93	0.85	0.58	0.52
Capitalization(8)	0.39	0.39	0.38	0.35	0.23	0.20
Coverage(9)	3.92	3.92	4.73	8.22	15.45	12.48
Share Data
A Shares	992,078,519	992,078,519	992,078,519	992,078,519	992,078,519	992,078,519
D Shares	583,545,678	583,545,678	583,545,678	583,545,678	583,545,678	583,545,678
L Shares	497,298,032	497,298,032	497,298,032	497,298,032	454,920,107	409,829,732
Number of outstanding shares	2,072,922,229	2,072,922,229	2,072,922,229	2,072,922,229	2,030,544,304	1,985,453,929
Per Share Data
Book Value(10)	2.94	50.53	51.00	54.57	50.06	45.34
Earnings per share(11)	0.29	4.94	5.09	5.61	6.62	5.72
Ratio of Earnings to Fixed Charges(12)	3.22	3.22	3.40	5.71	9.81	8.09

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps.17.20 to US$1.00 solely for the convenience of the reader.

(2)	Includes results of Coca-Cola FEMSA Philippines, Inc., or CCFPI (formerly Coca-Cola Bottlers Philippines, Inc.), from February 2013 using the equity method, results of Grupo Yoli, S.A. de C.V., or Grupo Yoli, from June 2013, Companhia Fluminense de Refrigerantes, or Companhia Fluminense, from September 2013 and Spaipa S.A. Industria Brasileira de Bebidas, or Spaipa, from November 2013. See “Item 4. Information on the Company—The Company—Corporate History.”

(3)	Includes results of Grupo Fomento Queretano, S.A.P.I. de C.V., or Grupo Fomento Queretano, from May 2012. See “Item 4. Information on the Company—The Company—Corporate History.”

(4)	Includes results of Administradora de Acciones del Noreste, S.A.P.I. de C.V., or Grupo Tampico, from October 2011 and from Corporación de los Angeles, S.A. de C.V., or Grupo CIMSA, from December 2011. See “Item 4. Information on the Company—The Company—Corporate History.”

(5)	We translated our results of operations in Venezuela for the full year ended December 31, 2015 into our reporting currency, the Mexican peso, using the SIMADI exchange rate of 198.70 bolivars to US$1.00, which was the exchange rate in effect as of such date. As a result, in 2015, we recognized a reduction in equity of Ps.2,687 million. See “Item 5. Operating and Financial Review and Prospects—General—Recent Developments in the Venezuelan Exchange Control Regime” and Note 2.3 to our consolidated financial statements.

(6)	Computed by dividing Total current assets by Total current liabilities.

(7)	Computed by dividing Total liabilities by Total equity.

(8)	Computed by adding Current bank loans and notes payable, Current portion of non-current debt and Non-current bank loans and notes payable, and dividing such sum by the sum of Total equity and Non-current bank loans and notes payable.

(9)	Computed by dividing Net cash flows from operating activities by the difference between Interest expense and Interest income.

(10)	Based on 2,072.92 million ordinary shares as of December 31, 2015, 2014 and 2013, 2,030.54 million ordinary shares as of December 31, 2012 and 1,985.45 million ordinary shares as of December 31, 2011.

(11)	Computed of the basis of the weighted average number of shares outstanding during the period: 2,072.92 million in 2015 and 2014, 2,056.20 million in 2013, 2,015.14 million in 2012 and 1,865.55 million in 2011.

(12)	Exhibit 7.2 to this annual report on Form 20-F includes a calculation of Ratio of Earnings to Fixed Charges.

DIVIDENDS AND DIVIDEND POLICY

The following table sets forth the nominal amount in Mexican pesos of dividends declared, paid and to be paid per share each year and the U.S. dollar amounts on a per share basis actually paid or to be paid to holders of American Depositary Shares, which we refer to as ADSs, on each of the respective payment dates.

Fiscal Year with Respect to which Dividend was Declared	Date Dividend Paid or To Be Paid	Mexican Pesos per Share (Nominal)	U.S. Dollars per Share(1)
2011	May 30, 2012	2.770	0.121
2012(2)	May 2, 2013	1.450	0.119
	November 5, 2013	1.450	0.119
2013(3)	May 2, 2014	1.450	0.111
	November 5, 2014	1.450	0.111
2014(4)	May 5, 2015	1.540	0.090
	November 3, 2015	1.550	0.090
2015(5)	May 3, 2016	1.670	—	(6)
	November 1, 2016	1.680	—	(6)

(1)	Expressed in U.S. dollars using the applicable exchange rate when the dividend was paid.

(2)	The dividend declared for the fiscal year 2012 was divided into two equal payments.

(3)	The dividend declared for the fiscal year 2013 was divided into two equal payments.

(4)	The dividend declared for the fiscal year 2014 was divided into two payments.

(5)	The dividend declared for the fiscal year 2015 was divided into two payments.

(6)	Since the dividend declared for the fiscal year 2015 has not been paid at the time of this annual report, the U.S. dollar per share amount has not been determined.

The declaration, amount and payment of dividends are subject to approval by a simple majority of the shareholders up to an amount equivalent to 20.0% of the preceding years’ retained earnings and by a majority of the shareholders of each of the Series A and Series D shares voting together as a single class above 20.0% of the preceding years’ retained earnings, generally upon the recommendation of our board of directors, and will depend upon our results, financial condition, capital requirements, general business conditions and the requirements of Mexican law. Accordingly, our historical dividend payments are not necessarily indicative of future dividends.

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

Period	Exchange Rate
	High	Low	Average(1)	End of Period
2011	14.25	11.51	12.43	13.95
2012	14.37	12.63	13.14	12.96
2013	13.43	11.98	12.76	13.10
2014	14.79	12.85	13.30	14.75
2015	17.36	14.56	15.87	17.20

Source: U.S. Federal Reserve Board.

(1)	Average month-end rates.

	Exchange Rate
	High	Low	End of Period
2014:
First Quarter	13.51	13.00	13.06
Second Quarter	13.14	12.85	12.97
Third Quarter	13.48	12.93	13.43
Fourth Quarter	14.79	13.39	14.75
2015:
First Quarter	15.58	14.56	15.25
Second Quarter	15.69	14.80	15.69
Third Quarter	17.10	15.67	16.90
Fourth Quarter	17.36	16.37	17.20
October	16.89	16.38	16.53
November	16.85	16.37	16.60
December	17.36	16.53	17.20
2016:
January	18.59	17.36	18.21
February	19.19	18.02	18.43
March	17.94	17.21	17.21

Source: U.S. Federal Reserve Board.

On April 8, 2016, the exchange rate was Ps.17.76 to US$1.00, according to the U.S. Federal Reserve Board.

RISK FACTORS

Risks Related to Our Company

Our business depends on our relationship with The Coca-Cola Company, and changes in this relationship may adversely affect our business, financial condition, results of operations and prospects.

Substantially all of our sales are derived from sales of Coca-Cola trademark beverages. We produce, market, sell and distribute Coca-Cola trademark beverages through standard bottler agreements in the territories where we operate, which we refer to as “our territories.” We are required to purchase concentrate for all Coca-Cola trademark beverages from companies designated by The Coca-Cola Company, which price may be unilaterally determined from time to time by The Coca-Cola Company, in all such territories. We are also required to purchase sweeteners and other raw materials only from companies authorized by The Coca-Cola Company. See “Item 4. Information on the Company—The Company—Our Territories.” Pursuant to our bottler agreements and as a shareholder, The Coca-Cola Company has the right to participate in the process for making certain decisions related to our business.

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

We depend on The Coca-Cola Company to continue with our bottler agreements. Our bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew the applicable agreement. In addition, these agreements generally may be terminated in the case of material breach. See “Item 4. Information on the Company—Bottler Agreements.” Termination of any such bottler agreement would prevent us from selling Coca-Cola trademark beverages in the affected territory. The foregoing and any other adverse changes in our relationship with The Coca-Cola Company would have an adverse effect on our business, financial condition, results of operations and prospects.

The Coca-Cola Company and FEMSA have substantial influence on the conduct of our business, which may result in us taking actions contrary to the interests of our shareholders other than The Coca-Cola Company.

The Coca-Cola Company and Fomento Económico Mexicano, S.A.B. de C.V., which we refer to as FEMSA, have substantial influence on the conduct of our business. As of April 8, 2016, The Coca-Cola Company indirectly owned 28.1% of our outstanding capital stock, representing 37.0% of our capital stock with full voting rights. The Coca-Cola Company is entitled to appoint five of our maximum of 21 directors and the vote of at least two of them is required to approve certain actions by our board of directors. As of April 8, 2016, FEMSA indirectly owned 47.9% of our outstanding capital stock, representing 63.0% of our capital stock with full voting rights. FEMSA is entitled to appoint 13 of our maximum of 21 directors and all of our executive officers. The Coca-Cola Company and FEMSA together, or only FEMSA in certain circumstances, have the power to determine the outcome of all actions requiring approval by our board of directors, and FEMSA and The Coca-Cola Company together, or only FEMSA in certain circumstances, have the power to determine the outcome of all actions requiring approval of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.” The interests of The Coca-Cola Company and FEMSA may be different from the interests of our other shareholders, which may result in us taking actions contrary to the interests of such other shareholders.

Changes in consumer preferences and public concern about health related issues could reduce demand for some of our products.

The non-alcoholic beverage industry is evolving mainly as a result of changes in consumer preferences and regulatory actions. There have been different plans and actions adopted in recent years by governmental authorities in some of the countries where we operate, including an increase in taxes or the imposition of new taxes on the sale of beverages containing certain sweeteners, and other regulatory measures, such as restrictions on advertising for some of our products. Moreover, researchers, health advocates and dietary guidelines are encouraging consumers to reduce their consumption of certain types of beverages sweetened with sugar and High Fructose Corn Syrup, or HFCS. In addition, concerns over the environmental impact of plastic may reduce the consumption of our products sold in plastic bottles or result in additional taxes that would adversely affect consumer demand. Increasing public concern about these issues, new or increased taxes, other regulatory measures or our failure to meet consumers’ preferences, could reduce demand for some of our products, which would adversely affect our business, financial condition, results of operations and prospects. See “Item 4. Information on the Company—The Company—Business Strategy.”

The reputation of Coca-Cola trademarks and trademark infringement could adversely affect our business.

Substantially all of our sales are derived from sales of Coca-Cola trademark beverages owned by The Coca-Cola Company. Maintenance of the reputation and intellectual property rights of these trademarks is essential to our ability to attract and retain retailers and consumers and is essential for our success. Failure to maintain the reputation of Coca-Cola trademarks and/or to effectively protect these trademarks could have a material adverse effect on our business, financial condition, results of operations and prospects.

Competition could adversely affect our business, financial condition, results of operations and prospects.

The beverage industry in the territories where we operate is highly competitive. We face competition from other bottlers of sparkling beverages, such as Pepsi trademark products and other bottlers and distributors of local beverage brands, and from producers of low-cost beverages or “B brands.” We also compete in beverage categories other than sparkling beverages, such as water, juice-based beverages, teas, sport drinks and value-added dairy products. We expect that we will continue to face strong competition in our beverage categories in all of our territories and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope.

Although competitive conditions are different in each of our territories, we compete mainly in terms of price, packaging, effective promotional activities, access to retail outlets and sufficient shelf space, customer service, product innovation and product alternatives and the ability to identify and satisfy consumer preferences. See “Item 4. Information on the Company—The Company—Competition.” Lower pricing and activities by our competitors and changes in consumer preferences may have an adverse effect on our business, financial condition, results of operations and prospects.

Water shortages or any failure to maintain existing concessions could adversely affect our business, financial condition, results of operations and prospects.

Water is an essential component of all of our products. We obtain water from various sources in our territories, including springs, wells, rivers and municipal and state water companies pursuant to either concessions granted by governments in our various territories (including governments at the federal, state or municipal level) or pursuant to contracts.

We obtain the vast majority of the water used in our production from municipal utility companies and pursuant to concessions to use wells, which are generally granted based on studies of the existing and projected groundwater supply. Our existing water concessions or contracts to obtain water may be terminated by governmental authorities under certain circumstances and their renewal depends on several factors, including having paid fees in full, having complied with applicable obligations and receiving approval for renewal from local and/or federal water authorities. See “Item 4. Information on the Company—Regulation—Water Supply.” In some of our other territories, our existing water supply may not be sufficient to meet our future production needs, and the available water supply may be adversely affected by shortages or changes in governmental regulations and environmental changes.

Water supply in the Sao Paulo region in Brazil has been reduced in recent years by low rainfall, which has affected the main water reservoir that serves the greater Sao Paulo area (Cantareira). Although our Jundiai plant does not obtain water from this water reservoir, water shortages or changes in governmental regulations aimed at rationalizing water in such region could affect our water supply in our Jundiai plant.

We cannot assure you that water will be available in sufficient quantities to meet our future production needs or will prove sufficient to meet our water supply needs. Continued water scarcity in the regions where we operate may adversely affect our business, financial condition, results of operations and prospects.

Increases in the prices of raw materials would increase our cost of goods sold and may adversely affect our business, financial condition, results of operations and prospects.

In addition to water, our most significant raw materials are (i) concentrate, which we acquire from affiliates of The Coca-Cola Company, (ii) sweeteners and (iii) packaging materials.

Prices for Coca-Cola trademark beverages concentrate are determined by The Coca-Cola Company as a percentage of the weighted average retail price in local currency, net of applicable taxes. The Coca-Cola Company has the right to unilaterally change concentrate prices or change the manner in which such prices are calculated. In the past, The Coca-Cola Company has increased concentrate prices for Coca-Cola trademark beverages in some of the countries where we operate. We may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the pricing of our products or our results.

The prices for our other raw materials are driven by market prices and local availability, the imposition of import duties and restrictions and fluctuations in exchange rates. We are also required to meet all of our supply needs (including sweeteners and packaging materials) from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to us. Our sales prices are denominated in the local currency in each country where we operate, while the prices of certain materials, including those used in the bottling of our products, mainly resin, preforms to make plastic bottles, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in, or determined with reference to, the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the applicable local currency. We cannot anticipate whether the U.S. dollar will appreciate or depreciate with respect to such local currencies in the future. See “Item 4. Information on the Company—The Company—Raw Materials.”

Our most significant packaging raw material costs arise from the purchase of resin and plastic preforms to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are related to crude oil prices and global resin supply. The average prices that we paid for resin and plastic preforms in U.S. dollars in 2015 decreased 24.0% as compared to 2014 in all our territories; however, given that high currency volatility has affected and continues to affect most of our territories, the average prices for resin and plastic preforms in local currencies were higher in 2015 in Mexico, Colombia, Venezuela and Brazil. In 2015, average sweetener prices were lower in Guatemala, and were higher in the rest of our territories, in each case as compared to 2014. From 2010 through 2015, international sugar prices were volatile due to various factors, including shifting demand, availability and climate issues affecting production and distribution. In all of the countries where we operate, other than Brazil, sugar prices are subject to local regulations and other barriers to market entry that cause us to purchase sugar above international market prices. See “Item 4. Information on the Company—The Company—Raw Materials.” We cannot assure you that our raw material prices will not further increase in the future. Increases in the prices of raw materials would increase our cost of goods sold and adversely affect our business, financial condition, results of operations and prospects.

Taxes could adversely affect our business, financial condition, results of operations and prospects.

The countries where we operate may adopt new tax laws or modify existing tax laws to increase taxes applicable to our business or products. Our products are subject to certain taxes in many of the countries where we operate, which impose taxes on sparkling beverages. See “Item 4. Information on the Company—Regulation—Taxation of Sparkling Beverages.” The imposition of new taxes increases in existing taxes, or changes in the interpretation of tax laws and regulation by tax authorities may have a material adverse effect on our business, financial condition, results of operations and prospects.

Tax legislation in some of the countries where we operate has recently been subject to major changes. See “Item 4. Information on the Company—Regulation—Recent Tax Reforms.” We cannot assure you that these reforms or other reforms adopted by governments in the countries where we operate will not have a material adverse effect on our business, financial condition, results of operations and prospects.

Regulatory developments may adversely affect our business, financial condition, results of operations and prospects.

We are subject to several laws and regulations in each of the territories where we operate. The principal areas in which we are subject to laws and regulations are water, environment, labor, taxation, health and antitrust. Laws and regulations can also affect our ability to set prices for our products. See “Item 4. Information on the Company—Regulation.” Changes in existing laws and regulations, the adoption of new laws or regulations, or a stricter interpretation or enforcement thereof in the countries where we operate may increase our operating and compliance costs or impose restrictions on our operations which, in turn, may adversely affect our financial condition, business, results of operations and prospects. In particular, environmental standards are becoming more stringent in several of the countries where we operate. There is no assurance that we will be able to comply with changes in environmental laws and regulations within the timelines established by the relevant regulatory authorities. See “Item 4. Information on the Company—Regulation—Environmental Matters.”

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries where we operate. Currently, there are no price controls on our products in any of the territories where we have operations, except for those in Argentina, where authorities directly supervise five of our products sold through supermarkets as a measure to control inflation, and Venezuela, where price controls have been imposed on certain products, including bottled water, and a limit has been imposed on profits earned on the sale of goods, including our products, in an effort to seek price stability of, and equal access to, goods and services. If we exceed such limit on profits, we may be forced to reduce the prices of our products in Venezuela, which would in turn adversely affect our business, financial condition, results of operations and prospects.

In addition, consumer protection laws in Venezuela are subject to continuing review and changes, and any such changes may have an adverse impact on us. We cannot assure you that existing or future laws and regulations in the countries where we operate relating to goods and services (in particular, laws and regulations imposing statutory price controls) will not affect our products, or that we will not need to implement voluntary price restraints, which could have a negative effect on our business, financial condition, results of operations and prospects. See “Item 4. Information on the Company—Regulation—Price Controls.”

Unfavorable results of legal proceedings could have an adverse effect on our business, financial condition, results of operations and prospects.

Our operations have from time to time been and may continue to be subject to investigations and proceedings by antitrust authorities, and litigation relating to alleged anticompetitive practices. We also have been subject to investigations and proceedings on tax, consumer protection, environmental and labor matters. We cannot assure you that these investigations and proceedings will not have an adverse effect on our business, financial condition, results of operations and prospects. See “Item 8. Financial Information—Legal Proceedings.”

Weather conditions may adversely affect our business, financial condition, results of operations and prospects.

Lower temperatures, higher rainfall and other adverse weather conditions such as typhoons and hurricanes may negatively impact consumer patterns, which may result in reduced sales of our beverage offerings. Additionally, such adverse weather conditions may affect plant installed capacity, road infrastructure and points of sale in the territories where we operate and limit our ability to produce, sell and distribute our products, thus affecting our business, financial condition, results of operations and prospects.

We may not be able to successfully integrate our acquisitions and achieve the expected operational efficiencies and/or synergies.

We have and we may continue to acquire bottling operations and other businesses. Key elements to achieving the benefits and expected synergies of our acquisitions and/or mergers are the integration of acquired or merged businesses’ operations into our own in a timely and effective manner and the retention of qualified and experienced key personnel. We may incur unforeseen liabilities in connection with acquiring, taking control of, or managing bottling operations and other businesses and may encounter difficulties and unforeseen or additional costs in restructuring and integrating them into our operating structure. We cannot assure you that these efforts will be successful or completed as expected by us, and our business, financial condition, results of operations and prospects could be adversely affected if we are unable to do so.

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

Risks Related to the Countries Where We Operate

Adverse economic conditions in the countries where we operate may adversely affect our financial condition and results.

We are a Mexican corporation and our Mexican operations are our single most important geographic territory. We also conduct an important part of our operations in Brazil. For the year ended December 31, 2015, approximately 70% of our total revenues were attributable to Mexico and Brazil. In addition to Mexico and Brazil, we conduct operations in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, and Argentina. Our results are affected by the economic and political conditions in the countries where we conduct operations. Some of these economies continue to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in the U.S. economy may affect these economies. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our business, financial condition, results of operations and prospects.

Our business may also be significantly affected by the interest rates, inflation rates and exchange rates of the local currencies of the countries where we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, an increase in interest rates would increase the cost to us of variable rate funding, which constituted approximately 24.0% of our total debt as of December 31, 2015, which would have an adverse effect on our financial position. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

Consumer demand and preferences, real prices and the costs of raw materials are heavily influenced by macroeconomic and political conditions in the countries where we operate. These conditions vary by country and may not be correlated. In Venezuela, for example, we continue to face exchange rate risk as well as scarcity of and restrictions on importing raw materials.

Depreciation of the local currencies of the countries where we operate relative to the U.S. dollar could adversely affect our financial condition and results.

Depreciation of local currencies relative to the U.S. dollar increases the cost to us of some of the raw materials we acquire, the price of which may be paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars and may therefore negatively affect our results, financial position and equity. In addition, depreciation of local currencies of the countries where we operate relative to the U.S. dollar may also potentially increase inflation rates in such countries. Significant fluctuations of local currencies relative to the U.S. dollar have occurred in the past and may continue in the future, negatively affecting our results. See “Item 3. Key Information—Exchange Rate Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Rate Risk.”

We have operated under exchange controls in Venezuela since 2003, which limit our ability to remit dividends abroad or make payments other than in local currency and that may increase the real price paid for raw materials and services purchased in local currency. Prior to 2014, we had historically used the official exchange rate in our Venezuelan operations. However, since the beginning of 2014, the Venezuelan government has announced a series of changes to the Venezuelan exchange control regime, approving alternative exchanges rates in addition to the official exchange rate. In January 2014, the Venezuelan government announced an exchange rate determined by the state-run system known as the Sistema Complementario de Administración de Divisas, or SICAD. In March 2014, the Venezuelan government announced a new law that authorized an alternative method of exchanging Venezuelan bolivars to U.S. dollars known as SICAD II. In February 2015, the Venezuelan government announced that it was replacing SICAD II with a new market-based exchange rate determined by the system known as the Sistema Marginal de Divisas, or SIMADI. In February 2016, the Venezuelan government announced a 37.0% devaluation of the official exchange rate and changed the existing three-tier exchange rate system into a dual system by combining the official exchange rate and the SICAD exchange rate into a single official exchange rate and maintaining the SIMADI exchange rate. In March 2016, the Venezuelan government announced that it was replacing the SIMADI exchange rate with a new market-based exchange rate known as Divisas Complementarias, or DICOM, and the official exchange rate with a preferential exchange rate denominated Divisa Protegida, or DIPRO. The DIPRO exchange rate is determined by the Venezuelan government and may be used to settle imports of a list of goods and raw materials which has not been published yet as of the date of this annual report. The DICOM exchange rate is determined based on supply and demand of U.S. dollars. As of April 8, 2016, the DIPRO and DICOM exchange rates were 10 bolivars and 306.07 bolivars per U.S. dollar, respectively. See “Item 5. Operating and Financial Review and Prospects—General—Recent Developments in the Venezuelan Exchange Control Regime” and Note 2.3 to our consolidated financial statements.

We translated our results of operations in Venezuela for the full year ended December 31, 2015 into our reporting currency, the Mexican peso, using the SIMADI exchange rate of 198.70 bolivars to US$1.00, which was the exchange rate in effect as of such date. As a result, in 2015, we recognized a further reduction in equity of Ps.2,687 million.

Based on our facts and circumstances, we anticipate using the DICOM exchange rate to translate our future results of operations in Venezuela into our reporting currency, the Mexican peso. The Venezuelan government may announce further changes to the exchange rate system in the future. To the extent a higher exchange rate is applied to our investment in Venezuela in future periods as a result of changes to existing regulations, subsequently adopted regulations or otherwise, our results of operations in Venezuela and financial condition would be further adversely affected. We will closely monitor any further developments in Venezuela, which may affect the exchange rates used by us to translate the results of our Venezuelan subsidiary in the future. More generally, future currency devaluations or the imposition of exchange controls in any of the countries where we operate may potentially increase our operating costs, which could have an adverse effect on our financial position and results of operations.

We selectively hedge our exposure to the U.S. dollar with respect to certain local currencies, our U.S. dollar-denominated debt obligations and the purchase of certain U.S. dollar-denominated raw materials. A severe depreciation of any currency of the countries where we operate may result in a disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars or other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated indebtedness or obligations in other currencies. While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could impose restrictive exchange rate policies in the future. Currency fluctuations may have an adverse effect on our results, financial condition and cash flows in future periods.

Political and social events in the countries where we operate and changes in governmental policies may have an adverse effect on our business, financial condition, results of operations and prospects.

In recent years, some of the governments in the countries where we operate have implemented and may continue to implement significant changes in laws, public policy and/or regulations that could affect the political and social conditions in these countries. Any such changes may have an adverse effect on our business, results of operations, prospects and financial condition. We cannot assure you that political or social developments in any of the countries where we operate, such as the election of new administrations, political disagreements, civil disturbances and the rise in violence and perception of violence, over which we have no control, will not have a corresponding adverse effect on the local or global markets or on our business, financial condition, results of operations and prospects.

Item 4.	Information on the Company

THE COMPANY

Overview

We are the largest franchise bottler of Coca-Cola trademark beverages in the world. We operate in territories in the following countries:

•	Mexico—a substantial portion of central Mexico, the southeast and northeast of Mexico (including the Gulf region).

•	Central America—Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide) and Panama (nationwide).

•	Colombia—most of the country.

•	Venezuela—nationwide.

•	Brazil—a major part of the states of Sao Paulo and Minas Gerais, the states of Parana and Mato Grosso do Sul and part of the states of Rio de Janeiro and Goias.

•	Argentina—Buenos Aires and surrounding areas.

•	Philippines—nationwide (through a joint venture with The Coca-Cola Company).

Our company was organized on October 30, 1991 as a stock corporation with variable capital (sociedad anónima de capital variable) under the laws of Mexico for a term of 99 years. On December 5, 2006, as required by amendments to the Mexican Securities Market Law, we became a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable). Our legal name is Coca-Cola FEMSA, S.A.B. de C.V. Our principal executive offices are located at Calle Mario Pani No. 100, Colonia Santa Fe Cuajimalpa, Delegación Cuajimalpa de Morelos, 05348, Ciudad de México, México. Our telephone number at this location is (52-55) 1519-5000. Our website is www.coca-colafemsa.com.

The following is an overview of our operations by consolidated reporting segment in 2015.

Operations by Consolidated Reporting Segment—Overview

Year Ended December 31, 2015

	Total Revenues			Gross Profit
	(in millions of Mexican pesos, except percentages)
Mexico and Central America(1)	Ps.	78,709	51.7%	Ps.	40,130	55.7%
South America(2) (excluding Venezuela)		64,752	42.5%		27,532	38.2%
Venezuela		8,899	5.8%		4,368	6.1%

Consolidated	Ps.	152,360	100.0%	Ps.	72,030	100.0%

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Colombia, Brazil and Argentina.

Corporate History

We are a subsidiary of FEMSA, a leading company that participates in the beer industry through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the retail industry through FEMSA Comercio, operating various small-format chain stores including OXXO, the largest and fastest-growing chain of stores in Latin America and the OXXO Gas chain of retail service stations for fuels, motor oils and other car care products. Additionally, through its strategic businesses, FEMSA provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA’s business units and third-party clients.

We commenced operations in 1979, when a subsidiary of FEMSA acquired certain sparkling beverage bottlers in Mexico City and surrounding areas. In 1991, FEMSA transferred its ownership in the bottlers to FEMSA Refrescos, S.A. de C.V., our corporate predecessor. In June 1993, a subsidiary of The Coca-Cola Company subscribed for 30% of our capital stock in the form of Series D shares. In September 1993, FEMSA sold Series L shares that represented 19.0% of our capital stock to the public, and we listed these shares on the Mexican Stock Exchange and, in the form of ADSs, on the NYSE.

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

In November 2007, we acquired together with The Coca-Cola Company 100.0% of the shares of capital stock of Jugos del Valle, S.A.P.I. de C.V., or Jugos del Valle. In 2008, we, The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and Brazilian operations, respectively, of Jugos del Valle.

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

In July 2008, we acquired the Agua de los Angeles bulk water business in Mexico City and surrounding areas from Grupo Embotellador CIMSA, S.A. de C.V., at the time one of the Coca-Cola bottling franchises in Mexico. The trademarks remain with The Coca-Cola Company. We subsequently merged Agua de los Angeles into our bulk water business under the Ciel brand.

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

In August 2010, we acquired from The Coca-Cola Company, along with other Brazilian Coca-Cola bottlers, Leão Alimentos e Bebidas, Ltda., or Leão Alimentos, manufacturer and distributor of the Matte Leão tea brand, which would later be integrated with the Brazilian operations of Jugos del Valle.

In March 2011, we acquired together with The Coca-Cola Company, Grupo Industrias Lácteas, S.A. (also known as Estrella Azul), a Panamanian conglomerate that participates in the dairy and juice-based beverage categories in Panama.

In October 2011, we merged with Grupo Tampico, a Mexican bottler with operations in the states of Tamaulipas, San Luis Potosi, and Veracruz, as well as in parts of the states of Hidalgo, Puebla and Queretaro.

In December 2011, we merged with Grupo CIMSA, a Mexican Coca-Cola bottler with operations mainly in the states of Morelos and Mexico, as well as in parts of the states of Guerrero and Michoacan. As part of our merger with Grupo CIMSA, we also acquired a 13.2% equity interest in Promotora Industrial Azucarera, S.A de C.V., or PIASA.

In May 2012, we merged with Grupo Fomento Queretano, a Mexican bottler with operations mainly in the state of Queretaro, as well as in parts of the states of Mexico, Hidalgo and Guanajuato. As part of our merger with Grupo Fomento Queretano, we also acquired an additional 12.9% equity interest in PIASA.

In August 2012, we acquired, through Jugos del Valle, an indirect participation in Santa Clara Mercantil de Pachuca, S.A. de C.V., or Santa Clara, a producer of milk and dairy products in Mexico.

In January 2013, we acquired a 51.0% non-controlling majority stake in CCFPI from The Coca-Cola Company.

In May 2013, we merged with Grupo Yoli, a Mexican bottler with operations mainly in the state of Guerrero, as well as in parts of the state of Oaxaca. As part of our merger with Grupo Yoli, we also acquired an additional 10.1% equity interest in PIASA, for a total ownership of 36.3% as of April 8, 2016.

In August 2013, we acquired Companhia Fluminense, a franchise that operates in parts of the states of Sao Paulo, Minas Gerais and Rio de Janeiro in Brazil. As part of our acquisition of Companhia Fluminense, we also acquired an additional 1.2% equity interest in Leão Alimentos.

In October 2013, we acquired Spaipa, a Brazilian bottler with operations in the state of Parana and in parts of the state of Sao Paulo. As part of our acquisition of Spaipa, we also acquired an additional 5.8% equity interest in Leão Alimentos, for a total ownership as of April 8, 2016 of 24.4%, and a 50.0% stake in Fountain Água Mineral Ltda., a joint venture to develop the water category together with The Coca-Cola Company.

For further information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—The Coca-Cola Company.”

Capital Stock

As of April 8, 2016, FEMSA indirectly owned Series A shares equal to 47.9% of our capital stock (63.0% of our capital stock with full voting rights). As of April 8, 2016, The Coca-Cola Company indirectly owned Series D shares equal to 28.1% of the capital stock of our company (37.0% of our capital stock with full voting rights). Series L shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the NYSE, constitute the remaining 24.0% of our capital stock.

Business Strategy

We operate with a large geographic footprint in Latin America. In January 2015, we restructured the management of our operations as follows: (i) Mexico (covering certain territories in Mexico); (ii) Latin America (covering certain territories in Guatemala, and all of Nicaragua, Costa Rica and Panama, certain territories in Argentina, most of Colombia and all of Venezuela); (iii) Brazil (covering a major part of the states of Sao Paulo and Minas Gerais, the states of Parana and Mato Grosso do Sul and part of the states of Rio de Janeiro and Goias); and (iv) Asia (covering all of the Philippines through a joint venture with The Coca-Cola Company). Through this restructuring, we created a more flexible organizational structure to execute our strategies and continue with our track record of growth. We also aligned our business strategies more efficiently, ensuring a faster introduction of new products and categories, and a more rapid and effective design and deployment of commercial models.

To maximize growth and profitability and to create value for our shareholders and customers, we plan on executing the following key strategies: (i) continue evolving our commercial and client segmentation models to capture the industry’s long-term value potential; (ii) implement multi-segmentation strategies to target customers by consumption occasion, competitive environment and income level; (iii) implement well-planned product development, packaging, pricing and marketing strategies through different distribution channels; (iv) drive product innovation along our different product categories; (v) develop new businesses and distribution channels; and (vi) drive operational efficiencies throughout our organization to achieve the full operating potential of our commercial models and processes. In furtherance of these efforts, we intend to continue to focus on, among other initiatives, the following:

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

•

strengthening our selling capabilities and go-to-market strategies, including pre-sale, conventional selling and hybrid routes, in order to get closer to our customers and help them satisfy the beverage needs of consumers;

•	implementing selective packaging strategies designed to increase consumer demand for our products and to build a strong returnable base for the Coca-Cola brand;

•	replicating our best practices throughout the value chain;

•	rationalizing and adapting our organizational and asset structure in order to be in a better position to anticipate and respond to industry changes and trends in a competitive environment;

•	building a multi-cultural collaborative team, from top to bottom; and

•	broadening our geographic footprint through organic growth and strategic joint ventures, mergers and acquisitions.

We seek to increase sales of our products in the territories where we operate. To that end, our marketing teams continuously develop sales strategies tailored to our different customers across our various territories and distribution channels. We continue to develop our product portfolio to better meet market demand and maintain our overall profitability. To stimulate and respond to consumer demand, we continue to introduce new categories, products and presentations. See “—Product and Packaging Mix.” In addition, because we view our relationship with The Coca-Cola Company as integral to our business, we use market information systems and strategies developed with The Coca-Cola Company to improve our business and marketing strategies. See “—Marketing.”

We also continuously seek to increase productivity in our facilities through infrastructure and process reengineering for improved asset utilization. Our capital expenditure program includes investments in production and distribution facilities, bottles, cases, coolers and information systems. We believe that this program will allow us to maintain our capacity and flexibility to innovate and to anticipate and respond to consumer demand for our products.

As mentioned above, in 2015, we redesigned our corporate structure to strengthen the core functions of our organization. Through this restructuring we created specialized departments (centers of excellence) focused on manufacturing, distribution and logistics, commercial, and IT innovation areas. These departments not only enable centralized collaboration and knowledge sharing, but also drive standards of excellence and best practices in our key strategic capabilities. Our priorities include enhanced manufacturing efficiency, improved distribution and logistics, and cutting-edge IT-enabled commercial innovation.

We focus on management quality as a key element of our growth strategy and remain committed to fostering the development of quality management at all levels. Our Strategic Talent Management Model is designed to enable us to reach our full potential by developing the capabilities of our employees and executives. This holistic model works to build the skills necessary for our employees and executives to reach their maximum potential, while contributing to the achievement of our short- and long-term objectives. To support this capability development model, our board of directors allocates a portion of our yearly operating budget to fund these management training programs.

Sustainable development is a comprehensive part of our strategic framework for business operation and growth. We base our efforts in our core foundation, our ethics and values. We focus on three main areas, (i) our people, by encouraging the comprehensive development of our employees and their families; (ii) our communities, by promoting the generation of sustainable communities where we serve, an attitude of health, self-care, adequate nutrition and physical activity, and evaluating the impact of our value chain; and (iii) our planet, by establishing guidelines that we believe will result in efficient use of natural resources to minimize the impact that our operations might have on the environment and create a broader awareness of caring for our environment.

In our company we are conscious that weight issues and obesity are worldwide health problems, which need a collective effort for their solution. We believe that neither beverages nor any other product by itself is the direct cause of these problems, as they are complicated issues related to dietary habits and physical activity. However, as industry leaders, we would like to be a part of the solution. That is why we are committed to find, together with public and private institutions of the countries where we operate, a comprehensive solution to this problem. Through innovation, we have developed new products and expanded the availability of low or zero calorie beverages as well as bottled water in different presentations, adapted to consumers’ lifestyle. Approximately 40% of our brands are calorie free or low- or non-caloric beverages. In addition, we inform our consumers through front labeling on nutrient composition and caloric content of our beverages. We have been pioneers in the introduction of the Guideline Daily Amounts (GDA), and we perform responsible advertising practices and marketing. We voluntarily adhere to national and international codes of conduct in advertising and marketing, including communications targeted to minors which are developed based on the Responsible Marketing policies and Global School Beverage Guidelines of The Coca-Cola Company, achieving full compliance with all such codes in all of the countries where we operate. Moreover, we actively promote exercise, proper nutrition and healthy habits to promote an energetic balance, demonstrating our commitment to encourage physical activity among consumers. In general, more than 6.1 million people in 2015 benefited from physical activity events we sponsored, and more than 509,000 people in 2015 and 2.5 million people in the period from 2010 to 2015, benefited from our own health and physical activity programs.

At Coca-Cola FEMSA, we pledge to continue working to innovate and take measures to help people lead active and healthy lifestyles.

CCFPI Joint Venture

On January 25, 2013, as part of our efforts to expand our geographic reach, we acquired a 51.0% non-controlling majority stake in CCFPI from The Coca-Cola Company. We have an option to acquire the remaining 49.0% stake in CCFPI at any time during the seven years following the closing date. We also have a put option to sell our ownership in CCFPI to The Coca-Cola Company commencing on the fifth anniversary of the closing date and ending on the sixth anniversary of the closing date. We currently manage the day-to-day operations of the business; however, pursuant to our shareholders’ agreement with The Coca-Cola Company (a) during a four-year period ending January 25, 2017, all decisions must be approved jointly with The Coca-Cola Company, (b) following this four-year period, all decisions related to the annual normal operations plan and any other ordinary matters will be approved only by us, (c) The Coca-Cola Company has the right to appoint (and may remove) CCFPI’s chief financial officer, and (d) we have the right to appoint (and may remove) the chief executive officer and all other officers of CCFPI.

As of December 31, 2015, our investment under the equity method in CCFPI was Ps.9,996 million. See Notes 9 and 25 to our consolidated financial statements. CCFPI’s product portfolio in the Philippines consists of Coca-Cola trademark beverages and its total sales volume in 2015 reached 522.5 million unit cases. The operations of CCFPI are comprised of 19 production plants and serve close to 806,369 customers.

The Philippines presents significant opportunities for further growth. Coca-Cola has been present in the Philippines since the start of the 20th century and since 1912 it has been locally producing Coca-Cola products. The Philippines received the first Coca-Cola bottling and distribution franchise in Asia. Our strategic framework for growth in the Philippines is based on three pillars: portfolio, route to market and supply chain.

Our Territories

The following map shows our territories, including CCFPI, our joint venture in the Philippines with The Coca-Cola Company, giving estimates in each case of the population to which we offer products and the number of retailers of our beverages as of December 31, 2015:

Central America (Guatemala, Nicaragua, Costa Rica & Panama)
Population: 21.9 million
Retailers: 113.4 thousand
Mexico
Population: 71.9 million
Retailers: 853.4 thousand
Venezuela
Population: 31.0 million
Retailers: 176.5 thousand
Colombia
Population: 46.7 million
Retailers: 446.2 thousand
Brazil
Population: 72.1 million
Retailers: 332.1 thousand
Philippines
Population: 101.8 million
Retailers: 806.4 thousand
Argentina
Population: 12.2 million
Retailers: 51.3 thousand

Our Products

We produce, market, sell and distribute Coca-Cola trademark beverages. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters and still beverages (including juice drinks, coffee, teas, milk, value-added dairy and isotonic drinks). The following table sets forth our main products as of December 31, 2015:

Colas:	Mexico and Central America(1)	South America(2)	Venezuela
Coca-Cola	✓	✓	✓
Coca-Cola Light	✓	✓	✓
Coca-Cola Zero	✓	✓
Coca-Cola Life	✓	✓

Flavored Sparkling Beverages:
Ameyal	✓
Canada Dry	✓
Chinotto			✓
Crush		✓
Escuis	✓
Fanta	✓	✓
Fresca	✓
Frescolita	✓		✓
Hit			✓
Kist	✓
Kuat		✓
Lift	✓
Limon&Nada	✓
Mundet	✓
Naranja&Nada	✓
Quatro		✓
Schweppes	✓	✓	✓
Simba		✓
Sprite	✓	✓
Victoria	✓
Yoli	✓

Water:
Alpina	✓
Aquarius(3)		✓
Bonaqua		✓
Brisa		✓
Ciel	✓
Crystal		✓
Dasani	✓
Manantial		✓
Nevada			✓

Other Categories:	Mexico and Central America(1)	South America(2)	Venezuela
Cepita(4)		✓
Del Prado(5)	✓
Estrella Azul(6)	✓
FUZE Tea	✓		✓
Hi-C(7)	✓	✓
Santa Clara(8)	✓
Jugos del Valle(4)	✓	✓	✓
Matte Leão(9)		✓
Powerade(10)	✓	✓	✓
ValleFrut(11)	✓	✓	✓

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Colombia, Brazil and Argentina.

(3)	Flavored water. In Brazil, also a flavored sparkling beverage.

(4)	Juice-based beverage.

(5)	Juice-based beverage in Central America.

(6)	Milk and value-added dairy and juices.

(7)	Juice-based beverage. Includes Hi-C Orangeade in Argentina.

(8)	Milk, value-added dairy and coffee.

(9)	Ready to drink tea.

(10)	Isotonic drinks.

(11)	Orangeade. Includes Del Valle Fresh in Costa Rica, Nicaragua, Panama, Colombia and Venezuela.

Sales Overview

We measure total sales volume in terms of unit cases and number of transactions. “Unit case” refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product. “Transactions” refers to the number of single units (e.g. a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for fountain which represents multiple transactions based on a standard 12 oz. serving. Except when specifically indicated, “sales volume” in this annual report refers to sales volume in terms of unit cases.

The following table illustrates our historical sales volume for each of our consolidated territories.

	Year Ended December 31,
	2015	2014	2013(1)
	(millions of unit cases)
Mexico and Central America
Mexico	1,784.5	1,754.9	1,798.0
Central America(2)	167.8	163.6	155.6
South America (excluding Venezuela)
Colombia	320.0	298.4	275.7
Brazil(3)	693.6	733.5	525.2
Argentina	233.9	225.8	227.1
Venezuela	235.6	241.1	222.9

Consolidated Volume	3,435.6	3,417.3	3,204.5

(1)	Includes volume from the operations of Grupo Yoli from June 2013, Companhia Fluminense from September 2013 and Spaipa from November 2013.

(2)	Includes Guatemala, Nicaragua, Costa Rica and Panama.

(3)	Excludes beer sales volume.

The total number of transactions reported in 2015 grew 0.7% to 20,279.6 million transactions as compared to 2014. Excluding our operations in Venezuela, the total number of transactions reported in 2015 would have grown 1.1% to 18,961.5 million as compared to 2014. On the same basis, total transactions reported for our sparkling beverage portfolio in 2015 would have grown 0.4% as compared to 2014, mainly driven by the positive performance in Mexico, Colombia, Argentina and Central America; total transactions reported for our still beverage category would have grown 6.0% as compared to 2014, mainly driven by Colombia, Mexico and Argentina; and total transactions reported for bottled water, including bulk water, would have grown 1.6% as compared to 2014, driven by the performance in Colombia and Argentina.

The number of transactions reported in 2015 in our Mexico and Central America division grew 2.4% to 10,877.1 million transactions as compared to 2014. The number of transactions reported for our sparkling beverage portfolio in 2015 in this division grew 2.8% as compared to 2014, mainly driven by a 2.9% growth in Mexico; transactions reported for our still beverage category in 2015 in this division increased by 6.1% as compared to 2014; and transactions reported for bottled water, including bulk water, decreased 6.4% as compared to 2014, driven by a 7.4% contraction in Mexico. In 2015, the total number of transactions in our Mexican operations and our Central American operations grew 2.3% and 2.8%, respectively, in each case as compared to 2014.

The number of transactions reported in 2015 in our South America division, excluding Venezuela, decreased 0.7% to 8,084.3 million transactions as compared to 2014. The number of transactions reported for our sparkling beverage portfolio in 2015 in this division decreased 2.7% as compared to 2014, driven by a contraction of 6.4% in Brazil which was partially offset by the positive performance in Colombia and Argentina; transactions reported for our still beverage category in 2015 in this division increased 5.9% as compared to 2014; and transactions reported for bottled water, including bulk water, grew 10.0% as compared to 2014. In 2015, the total number of transactions in our Brazilian operations decreased 6.6%, in our Colombian operation grew 9.6% and in our Argentine operations grew 5.5%, in each case as compared to 2014.

The number of transactions reported in 2015 in our Venezuela division decreased 3.6% to 1,318.1 million transactions as compared to 2014. The number of transactions reported for our sparkling beverage portfolio in 2015 in this division decreased 3.2% as compared to 2014, mainly driven by a contraction of 8.7% in our flavored sparkling beverage category; transactions reported for our still beverage category in 2015 in this division decreased 12.5% as compared to 2014; and transactions reported for bottled water, including bulk water, grew 5.3% as compared to 2014.

Product and Packaging Mix

From the more than 113 brands and line extensions of beverages that we sell and distribute, our most important brand, Coca-Cola, together with its line extensions, Coca-Cola Light, Coca-Cola Life and Coca-Cola Zero, accounted for 60.8% of total sales volume in 2015. Our next largest brands, Ciel (a water brand from Mexico and its line extensions), Fanta (and its line extensions), Sprite (and its line extensions) and ValleFrut (and its line extensions) accounted for 11.1%, 4.7%, 2.9% and 2.9%, respectively, of total sales volume in 2015. We use the term line extensions to refer to the different flavors and low-calorie versions in which we offer our brands. We produce, market, sell and distribute Coca-Cola trademark beverages in each of our territories in containers authorized by The Coca-Cola Company, which consist of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles mainly made of polyethylene terephthalate, which we refer to as PET.

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

The characteristics of our territories are very diverse. Central Mexico and our territories in Argentina are densely populated and have a large number of competing beverage brands as compared to the rest of our territories. Our territories in Brazil are densely populated but have lower consumption of beverage products as compared to Mexico. Portions of southern Mexico, Central America and Colombia are large and mountainous areas with lower population density, lower per capita income and lower consumption of beverages. In Venezuela, we face operational disruptions from time to time, which may have an effect on our volumes sold, and consequently, may result in lower consumption.

The following discussion analyzes our product and packaging mix by consolidated reporting segment. The volume data presented is for the years 2015, 2014 and 2013.

Mexico and Central America. Our product portfolio consists of Coca-Cola trademark beverages, including the Jugos del Valle line of juice-based beverages.

The following table highlights historical sales volume and mix in Mexico and Central America for our products:

	Year Ended December 31,
	2015	2014	2013(1)
	(in percentages, except for total sales volumes)
Total Sales Volume
Total (millions of unit cases)	1,952.4	1,918.5	1,953.6
Growth	1.8	(1.8)	4.4

Unit Case Volume Mix by Category
Sparkling beverages	74.0	73.2	73.1
Water(2)	20.2	21.3	21.2
Still beverages	5.8	5.5	5.7

Total	100.0	100.0	100.0

(1)	Includes volume from the operations of Grupo Yoli from June 2013.

(2)	Includes bulk water volumes.

In 2015, multiple serving presentations represented 64.6% of total sparkling beverages sales volume in Mexico, a 10 basis points increase compared to 2014; and 55.0% of total sparkling beverages sales volume in Central America, a 30 basis points decrease compared to 2014. Our strategy is to foster consumption of single serve presentations while maintaining multiple serving volumes. In 2015, returnable packaging, as a percentage of total sparkling beverage sales volume accounted for 36.5% in Mexico, a 140 basis points decrease as compared to 2014; and 37.6% in Central America, a 280 basis points increase as compared to 2014.

In 2015, our sparkling beverages volume as a percentage of total sales volume in our Mexico and Central America division increased marginally to 74.0% as compared with 2014.

Total sales volume in our Mexico and Central America division reached 1,952.4 million unit cases in 2015, an increase of 1.8% compared to 1,918.5 million unit cases in 2014. The sales volume for our sparkling beverage category increased 3.0%, mainly driven by the performance of Coca-Cola brand products. Our bottled water portfolio, including bulk water, decreased 3.5%, mainly driven by a contraction of the Ciel brand in Mexico. Our still beverage category grew 5.8% mainly due to the performance of the Jugos del Valle portfolio, the Powerade brand and our Santa Clara dairy business in Mexico.

In 2014, multiple serving presentations represented 64.5% of total sparkling beverages sales volume in Mexico, a 170 basis points decrease compared to 2013; and 54.7% of total sparkling beverages sales volume in Central America, a 16 basis points decrease compared to 2013. Our strategy is to foster consumption of single serve presentations while maintaining multiple serving volumes. In 2014, returnable packaging, as a percentage of total sparkling beverage sales volume accounted for 37.9% in Mexico, a 290 basis points increase as compared to 2013; and 34.8% in Central America, a 150 basis points increase as compared to 2013.

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

In 2013, multiple serving presentations represented 66.2% of total sparkling beverages sales volume in Mexico (including Grupo Fomento Queretano and Grupo Yoli), a 10 basis points decrease compared to 2012; and 56.3% of total sparkling beverages sales volume in Central America, a 50 basis points increase compared to 2012. In 2013, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 35.0% in Mexico (including Grupo Fomento Queretano and Grupo Yoli), a 160 basis points increase compared to 2012; and 33.3% in Central America, a 30 basis points decrease compared to 2012.

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

During 2013, as part of our efforts to foster sparkling beverage consumption in Brazil, we reinforced the 2.0-liter returnable plastic bottle for the Coca-Cola brand and introduced two single-serve 0.2 and 0.3 liter presentations. During 2014, in an effort to increase sales in our still beverage portfolio in the region, we reinforced our Jugos del Valle line of business and Powerade brand.

The following table highlights historical total sales volume and sales volume mix in South America (excluding Venezuela), not including beer:

	Year Ended December 31,
	2015	2014	2013(1)
	(in percentages, except for total sales volumes)
Total Sales Volume
Total (millions of unit cases)	1,247.6	1,257.7	1,028.1
Growth	(0.8)	22.6	6.3

Unit Case Volume Mix by Category
Sparkling beverages	82.8	84.1	84.1
Water(2)	10.4	9.7	10.1
Still beverages	6.8	6.2	5.8

Total	100.0	100.0	100.0

(1)	Includes volume from the operations of Companhia Fluminense from September 2013 and Spaipa from November 2013.

(2)	Includes bulk water volumes.

Total sales volume in our South America division, excluding Venezuela, decreased 0.8% to 1,247.6 million unit cases in 2015 as compared to 2014, as a result of a volume contraction in Brazil which was partially compensated by volume growth in Colombia and Argentina. The still beverage category grew 7.5% mainly driven by the Jugos del Valle line of business in Colombia and the Cepita and Hi-C brands in Argentina. Our sparkling portfolio decreased 2.3% mainly driven by the volume contraction in Brazil. Our bottled water portfolio, including bulk water, increased 7.5% driven by the performance of the Aquarius, Kin and Bonaqua brands in Argentina, the Manantial and Brisa brands in Colombia and the Crystal brand in Brazil.

In 2015, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 29.1% in Colombia, a decrease of 290 basis points as compared to 2014; 22.4% in Argentina, an increase of 270 basis points and 16.9% in Brazil a 140 basis points increase as compared to 2014. In 2015, multiple serving presentations represented 70.6%, 84.5% and 75.7% of total sparkling beverages sales volume in Colombia, Argentina and Brazil, respectively.

Total sales volume in our South America division, excluding Venezuela, increased 22.6% to 1,257.7 million unit cases in 2014 as compared to 2013, as a result of stronger sales volumes in our recently integrated territories in Brazil and better volume performance in Colombia. The still beverage category grew 31.8% mainly driven by the Jugos del Valle line of business in Colombia and Brazil and the performance of FUZE tea and Leão tea in the division. Our sparkling portfolio increased 22.6% mainly driven by the performance of the Coca-Cola brand and other core products in our operations. Our bottled water portfolio, including bulk water, increased 16.9% driven by performance of the Bonaqua brand in Argentina and the Crystal brand in Brazil. Organically, excluding the non-comparable effect of Companhia Fluminense and Spaipa in 2014, total sales volume in South America division excluding Venezuela, increased 3.7% as compared to 2013. On the same basis, our still beverage category grew 15.3% mainly driven by the Jugos del Valle line of business in the region, our bottled water portfolio, including bulk water, increased 6.9% mainly driven by the performance of the Crystal brand in Brazil, and our sparkling beverage category increased 2.5%.

In 2014, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 32.0% in Colombia, a decrease of 520 basis points as compared to 2013; 19.7% in Argentina, a decrease of 230 basis points; and 15.5% in Brazil, a 50 basis points decrease compared to 2013. In 2014, multiple serving presentations represented 69.8%, 85.3% and 75.0% of total sparkling beverages sales volume in Colombia, Argentina and Brazil, respectively.

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

In 2013, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 37.2% in Colombia, a decrease of 320 basis points as compared to 2012; 22.0% in Argentina, a decrease of 690 basis points; and 16.0% in Brazil, excluding the non-comparable effect of Companhia Fluminense and Spaipa, a 170 basis points increase compared to 2012. In 2013, multiple serving presentations represented 66.7%, 85.2% and 72.9% of total sparkling beverages sales volume in Colombia, Argentina and Brazil on an organic basis, respectively.

We continue to distribute and sell the Heineken beer portfolio, including Kaiser beer brands, in our Brazilian territories through the 20-year term, consistent with the arrangements in place since 2003 with Cervejarias Kaiser, a subsidiary of the Heineken Group. Beginning in the second quarter of 2005, we ceased including beer that we distribute in Brazil in our reported sales volumes.

Venezuela. Our product portfolio in Venezuela consists of Coca-Cola trademark beverages.

The following table highlights historical total sales volume and sales volume mix in Venezuela:

	Year Ended December 31,
	2015	2014	2013
	(in percentages, except for total sales volumes)
Total Sales Volume
Total (millions of unit cases)	235.6	241.1	222.9
Growth	(2.3)	8.2	7.3

Unit Case Volume Mix by Category
Sparkling beverages	86.2	85.7	85.6
Water(1)	6.8	6.5	6.9
Still beverages	7.0	7.8	7.5

Total	100.0	100.0	100.0

(1)	Includes bulk water volumes.

We have implemented a product portfolio rationalization strategy that allows us to minimize the impact of certain operating disruptions that have been recurrent in Venezuela over the last several years related to difficulties in accessing raw materials due to the delay in obtaining the corresponding import authorizations and the Venezuelan exchange controls. In addition, from time to time, we experience operating disruptions due to prolonged negotiations of collective bargaining agreements.

Total sales volume decreased 2.3% to 235.6 million unit cases in 2015, as compared to 241.1 million unit cases in 2014. The sales volume in the sparkling beverage category decreased 2.1%, driven by a contraction in our flavored sparkling beverage portfolio, which was partially compensated by the positive performance of the Coca-Cola brand, which grew 3.4%. The bottled water business, including bulk water, grew 6.1% mainly driven by the Nevada brand. The still beverage category decreased 11.3%.

In 2015, multiple serving presentations represented 82.4% of total sparkling beverages sales volume in Venezuela, a 50 basis points increase as compared to 2014. In 2015, returnable presentations represented 6.9% of total sparkling beverages sales volume in Venezuela, which remained flat as compared to 2014.

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

Seasonality

Sales of our products are seasonal in all of the countries where we operate, as our sales volumes generally increase during the summer of each country and during the year-end holiday season. In Mexico, Central America, Colombia and Venezuela, we typically achieve our highest sales during the summer months of April through September as well as during the year-end holidays in December. In Brazil and Argentina, our highest sales levels occur during the summer months of October through March and the year-end holidays in December.

Marketing

We, in conjunction with The Coca-Cola Company, have developed a marketing strategy to promote the sale and consumption of our products. We rely extensively on advertising, sales promotions and retailer support programs to target the particular preferences of our consumers. Our consolidated marketing expenses in 2015, net of contributions by The Coca-Cola Company, were Ps.3,447 million. The Coca-Cola Company contributed an additional Ps.3,749 million in 2015, which mainly includes contributions for coolers, bottles and cases. Through the use of advanced information technology, we have collected customer and consumer information that allow us to tailor our marketing strategies to target different types of customers located in each of our territories and to meet the specific needs of the various markets we serve.

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

Advertising. We advertise in all major communications media. We focus our advertising efforts on increasing brand recognition by consumers and improving our customer relations. National advertising campaigns are designed and proposed by The Coca-Cola Company’s local affiliates in the countries where we operate, with our input at the local or regional level. Point-of-sale merchandising and advertising efforts are proposed and implemented by us, with a focus on increasing our connection with customers and consumers.

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

Multi-Segmentation. We have implemented a multi-segmentation strategy in all of our markets. These strategies consist of the implementation of different product/price/package portfolios by market cluster or group. These clusters are defined based on consumption occasion, competitive environment and income level, rather than solely on the types of distribution channels.

Client Value Management. We continue transforming our commercial models to focus on our customers’ value potential using a value-based segmentation approach to capture the industry’s potential. We started the rollout of this new model in our Mexico, Central America, Colombia and Brazil operations in 2009. At the end of 2015, we had successfully transformed the commercial models in all of our territories.

We believe that the implementation of these strategies described above also enables us to respond to competitive initiatives with channel-specific responses as opposed to market-wide responses. In addition, it allows us to be more efficient in the way we go to market and invest our marketing resources in those segments that could provide a higher return. Our marketing, segmentation and distribution activities are facilitated by our management information systems, and are all incorporated within our recently created centers of excellence.

Centers of Excellence. Our centers of excellence focus on manufacturing, distribution and logistics, commercial, and IT innovation areas. These centers not only enable centralized collaboration and knowledge sharing, but also drive standards of excellence and best practices in our key strategic capabilities.

Manufacturing Center of Excellence. This center focuses on developing industry-leading operating models, practices and processes mainly by reducing operating costs, increasing efficiency and productivity of our manufacturing assets, minimizing waste disposal by optimizing the materials used in our manufacturing processes, and promoting high industrial quality and product safety. We are in the process of developing a Manufacturing Execution System, a new digital platform that will enable us to map and monitor performance at our plants, including critical data from our production equipment and processes.

Distribution and Logistics Center of Excellence. This center seeks to ensure best-in-class customer service by optimizing performance in our supply chain, transport engineering and equipment design, warehouse management and secondary distribution from our warehouses to the point of sale.

Commercial Center of Excellence. This center is designed to develop expertise and promote excellence across key commercial areas. The center establishes and aligns our commercial views across key functional areas; identifies and replicates best commercial practices and processes, develops and enforces commercial performance standards; and drives innovation across our commercial activities.

IT Innovation Center of Excellence. This center is established to support our other centers of excellence by developing a comprehensive technological platform to create and foster innovative processes, technologies and capabilities to centralize information and promote knowledge sharing across our key strategic areas.

Product Sales and Distribution

The following table provides an overview of our distribution centers and the retailers to which we sell our products:

	As of December 31, 2015
	Mexico and Central America(1)	South America(2)	Venezuela
Distribution centers	174	67	33
Retailers(3)	966,773	829,703	176,503

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Colombia, Brazil and Argentina.

(3)	Estimated.

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

We use several sales and distribution models depending on market, geographic conditions and the customer’s profile: (i) the pre-sale system, which separates the sales and delivery functions, permitting trucks to be loaded with the mix of products that retailers have previously ordered, thereby increasing both sales and distribution efficiency; (ii) the conventional truck route system, in which the person in charge of the delivery makes immediate sales from inventory available on the truck; (iii) a hybrid distribution system, where the same truck carries product available for immediate sale and product previously ordered through the pre-sale system; (iv) the telemarketing system, which could be combined with pre-sales visits; and (v) sales through third-party wholesalers of our products.

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

Brazil. In Brazil, we sold 33.4% of our total sales volume through modern distribution channels in 2015. Modern distribution channels in Brazil include large and organized chain retail outlets such as wholesale supermarkets, discount stores and convenience stores that sell fast-moving consumer goods, where retailers can buy large volumes of products from various producers. Also in Brazil, we distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors, while we maintain control over the selling function. In designated zones in Brazil, third-party distributors purchase our products at a discount from the wholesale price and resell the products to retailers.

Territories other than Mexico and Brazil. We distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors. In most of our territories, an important part of our total sales volume is sold through small retailers, with low supermarket penetration.

Competition

While we believe that our products enjoy wider recognition and greater consumer loyalty than those of our principal competitors, the markets in the territories where we operate are highly competitive. Our principal competitors are local Pepsi bottlers and other bottlers and distributors of local beverage brands. We face increased competition in many of our territories from producers of low price beverages, commonly referred to as “B brands.” A number of our competitors in Central America, Venezuela, Brazil and Argentina offer beer in addition to sparkling beverages, still beverages, and water, which may enable them to achieve distribution efficiencies.

While competitive conditions are different in each of our territories, we compete mainly in terms of price, packaging, effective promotional activities, access to retail outlets and sufficient shelf space, customer service, product innovation and product alternatives and the ability to identify and satisfy consumer preferences. We compete by seeking to offer products at an attractive price in the different segments in our markets and by building on the value of our brands. We believe that the introduction of new products and new presentations has been a significant competitive technique that allows us to increase demand for our products, provide different options to consumers and increase new consumption opportunities. See “—Product and Packaging Mix.”

Mexico and Central America. Our principal competitors in Mexico are bottlers of Pepsi products, whose territories overlap but are not co-extensive with our own. We compete with Organización Cultiba, S.A.B. de C.V., a joint venture formed by Grupo Embotelladoras Unidas, S.A.B. de C.V., the former Pepsi bottler in central and southeast Mexico, a subsidiary of PepsiCo, and Empresas Polar, S.A., the leading beer distributor and Pepsi bottler in Venezuela. Our main competition in the juice category in Mexico is Grupo Jumex. In the water category, Bonafont, a water brand owned by Grupo Danone, is our main competition. In addition, we compete with Cadbury Schweppes in sparkling beverages and with other local brands in our Mexican territories, as well as “B brand” producers, such as Ajemex, S.A. de C.V. and Consorcio AGA, S.A. de C.V., that offer various presentations of sparkling and still beverages.

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

In Brazil, we compete against AmBev, a Brazilian company with a portfolio of brands that includes Pepsi, local brands with flavors such as guarana, and proprietary beer brands. We also compete against “B brands” or “Tubainas,” which are small, local producers of low-cost flavored sparkling beverages that represent a significant portion of the sparkling beverage market.

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

Raw Materials

Pursuant to our bottler agreements, we are authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas, and we are required to purchase concentrate for all Coca-Cola trademark beverages in all of our territories from companies designated by The Coca-Cola Company and sweeteners and other raw materials from companies authorized by The Coca-Cola Company. Concentrate prices for Coca-Cola trademark beverages are determined as a percentage of the weighted average retail price in local currency net of applicable taxes. Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage has historically been set pursuant to periodic negotiations with The Coca-Cola Company.

In the past, The Coca-Cola Company has increased concentrate prices for Coca-Cola trademark beverages in some of the countries where we operate. In 2014, The Coca-Cola Company informed us that it will gradually increase concentrate prices for certain Coca-Cola trademark beverages over a five-year period in Costa Rica and Panama beginning in 2014. In 2015, it informed us that it will gradually increase concentrate prices for flavored water over a four-year period in Mexico beginning in April 2015. Most recently, The Coca-Cola Company also informed us that it will gradually increase concentrate prices for certain Coca-Cola trademark beverages over a two-year period in Colombia beginning in 2016. Based on our estimates, we currently do not expect these increases will have a material adverse effect on our results of operations. The Coca-Cola Company may unilaterally increase concentrate prices again in the future and we may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the prices of our products or our results. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”

In addition to concentrate, we purchase sweeteners, carbon dioxide, resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for most of our beverages. Our bottler agreements provide that, with respect to Coca-Cola trademark beverages, these materials may be purchased only from suppliers approved by The Coca-Cola Company, including certain affiliates of FEMSA. Prices for certain raw materials, including those used in the bottling of our products, mainly resin, preforms to make plastic bottles, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in or determined with reference to the U.S. dollar, and therefore local prices in a particular country may increase based on changes in the applicable exchange rates. Our most significant packaging raw material costs arise from the purchase of resin and plastic preforms to make plastic bottles and from the purchase of finished plastic bottles, the prices of which are related to crude oil prices and global resin supply. The average prices that we paid for resin and plastic preforms in U.S. dollars in 2015 decreased 24.0% as compared to 2014 in all our territories; however, given that high currency volatility has affected and continues to affect most of our territories, the average prices for resin and plastic preforms in local currencies were higher in 2015 in Mexico, Colombia, Venezuela and Brazil.

Under our agreements with The Coca-Cola Company, we may use raw or refined sugar or HFCS as sweeteners in our products. Sugar prices in all of the countries where we operate, other than Brazil, are subject to local regulations and other barriers to market entry that cause us to pay for sugar in excess of international market prices for sugar in certain countries. In recent years, international sugar prices experienced significant volatility. Across our territories, our average price for sugar in U.S. dollars decreased approximately 28.0% (12.0% excluding Venezuela) in 2015 as compared to 2014; however, the average price for sugar in local currency was higher in all of our operations, except for Guatemala.

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

Mexico and Central America. In Mexico, we purchase our returnable plastic bottles from Graham Packaging México, S.A. de C.V., known as Graham, which is the exclusive supplier of returnable plastic bottles for The Coca-Cola Company and its bottlers in Mexico. We mainly purchase resin from Indorama Ventures Polymers México, S. de R.L. de C.V. (formerly Arteva Specialties, S. de R.L. de C.V.), M&G Polímeros México, S.A. de C.V. and DAK Resinas Americas Mexico, S.A. de C.V., which Alpla México, S.A. de C.V., known as Alpla, and Envases Universales de México, S.A.P.I. de C.V. manufacture into non-returnable plastic bottles for us. Also, we have introduced into our business Asian global suppliers, such as Far Eastern New Century Corp. or FENC, which supports our PET strategy mainly for Central America and is known as one of the top five PET global suppliers.

We purchase all of our cans from Fábricas de Monterrey, S.A. de C.V., or FAMOSA, and Envases Universales de México, S.A.P.I. de C.V., through Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a cooperative of Coca-Cola bottlers, in which, as of April 8, 2016, we held a 35.0% equity interest. We mainly purchase our glass bottles from Vitro America, S. de R.L. de C.V. (formerly Compañía Vidriera, S.A. de C.V., or VITRO), FEVISA Industrial, S.A. de C.V., known as FEVISA, and Glass & Silice, S.A. de C.V., or SIVESA.

We purchase sugar from, among other suppliers, PIASA and Beta San Miguel, S.A. de C.V., both sugar cane producers in which, as of April 8, 2016, we held a 36.3% and 2.7% equity interest, respectively. We purchase HFCS from Ingredion México, S.A. de C.V., Almidones Mexicanos, S.A. de C.V., known as Almex and Cargill de México, S.A. de C.V.

Sugar prices in Mexico are subject to local regulations and other barriers to market entry that cause us to pay higher prices than those paid in the international market. As a result, prices in Mexico have no correlation to international market prices. In 2015, sugar prices in local currency in Mexico increased approximately 9.0% as compared to 2014.

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

South America (excluding Venezuela). In Colombia, we use sugar as a sweetener in most of our products, which we buy from several domestic sources. We purchase plastic bottles from Amcor Rigid Plastics de Colombia, S.A. and Tapón Corona de Colombia S.A. (affiliate of Envases Universales de México, S.A.P.I. de C.V.) and have historically purchased all of our glass bottles from Peldar O-I; however, we have engaged new suppliers and have recently acquired glass bottles from Al Tajir and Frigoglass in both cases from the United Arab Emirates. We purchase all of our cans from Crown Colombiana, S.A., which are only available through this local supplier. Grupo Ardila Lulle, owners of our competitor Postobón, own a minority equity interest in Peldar O-I and Crown Colombiana, S.A.

Sugar is available in Brazil at local market prices, which historically have been similar to international prices. Sugar prices in Brazil decreased approximately 12.0% in U.S. dollars and increased 26.0% in local currency as compared to 2014. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” We purchase glass bottles, plastic bottles and cans from several domestic and international suppliers.

In Argentina, we mainly use HFCS that we purchase from several different local suppliers as a sweetener in our products. We purchase glass bottles, plastic cases and other raw materials from several domestic sources. We purchase plastic preforms, as well as returnable plastic bottles, at competitive prices from Andina Empaques S.A., a local subsidiary of Embotelladora Andina, S.A., a Coca-Cola bottler with operations in Chile, Argentina, Brazil and Paraguay, and other local suppliers. We also acquire plastic preforms from Alpla Avellaneda, S.A. and other suppliers, such as AMCOR Argentina.

Venezuela. In Venezuela, we use sugar as a sweetener in most of our products, which we purchase mainly from the local market. Since 2003, from time to time, we have experienced a sugar shortage due to lower domestic production and the inability of the predominant sugar importers to obtain permission to import in a timely manner. While sugar distribution to the food and beverages industry and to retailers is controlled by the government, we did not experience any material disruptions during 2015 with respect to access to sufficient sugar supply. However, we cannot assure you that we will not experience disruptions in our ability to meet our sugar requirements in the future should the Venezuelan government impose restrictive measures. We buy glass bottles from one local supplier, Productos de Vidrio, C.A., the only supplier authorized by The Coca-Cola Company. We acquire most of our plastic non-returnable bottles from Alpla de Venezuela, S.A. and most of our aluminum cans from a local producer, Dominguez Continental, C.A.

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

REGULATION

We are subject to different regulations in each of the territories where we operate. The adoption of new laws or regulations in the countries where we operate may increase our operating costs, our liabilities or impose restrictions on our operations which, in turn, may adversely affect our financial condition, business and results. Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on our future results or financial condition.

Price Controls

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries where we operate. Currently, there are no price controls on our products in any of the territories where we have operations, except for those in Argentina, where authorities directly supervise five of our products sold through supermarkets as a measure to control inflation, and Venezuela, where the government has imposed price controls on certain products, including bottled water. In addition, in January 2014, the Venezuelan government passed the Fair Prices Law (Ley Orgánica de Precios Justos), which was amended in November 2014 and once again in November 2015, mainly to increase applicable fines and penalties. The purpose of this law is to establish regulations and administrative proceedings to impose a limit on profits earned on the sale of goods, including our products, seeking to maintain price stability of, and equal access to, goods and services. A ruling derived from this law imposes an obligation to manufacturing companies to label products with the fair or maximum sales’ price for each product. This law also creates the National Office of Costs and Prices which main role is to oversee price controls and set maximum retail prices on certain consumer goods and services. We cannot assure you that we will be in compliance at all times with these laws based on changes, market dynamics in these two countries and the lack of clarity of certain basic aspects of the applicable law in Venezuela. Any such changes and potential violations may have an adverse impact on our business. See “Item 3. Key Information—Risk Factors—Regulatory developments may adversely affect our business.”

Taxation of Sparkling Beverages

All the countries where we operate, except for Panama, impose a value-added tax on the sale of sparkling beverages, with a rate of 16.0% in Mexico, 12.0% in Guatemala, 15.0% in Nicaragua, an average percentage of 15.8% in Costa Rica, 16.0% in Colombia (applied only to the first sale in the supply chain), 12.0% in Venezuela, 21.0% in Argentina, and in Brazil 17.0% in the states of Mato Grosso do Sul and Goias and 18.0% in the states of Sao Paulo, Minas Gerais, Parana and Rio de Janeiro. The state of Rio de Janeiro also charges an additional 1.0% as a contribution to a poverty eradication fund. In Brazil the value-added tax is grossed-up and added, along with federal sales tax, at the taxable basis. In addition, we are responsible for charging and collecting the value-added tax from each of our retailers in Brazil, based on average retail prices for each state where we operate, defined primarily through a survey conducted by the government of each state, which in 2015 represented an average taxation of approximately 9.7% over net sales. In addition, several of the countries where we operate impose the following excise or other taxes:

•

Mexico imposes an excise tax of Ps.1.00 per liter on the production, sale and importation of beverages with added sugar and HFCS as of January 1, 2014. This tax is applied only to the first sale and we are responsible for charging and collecting this excise tax.

•	Guatemala imposes an excise tax of 0.18 cents in local currency (Ps.0.41 as of December 31, 2015) per liter of sparkling beverage.

•

Costa Rica imposes a specific tax on non-alcoholic bottled beverages based on the combination of packaging and flavor, currently assessed at 18.11 colones (Ps.0.57 as of December 31, 2015) per 250 ml, and an excise tax currently assessed at 6.313 colones (approximately Ps.0.20 as of December 31, 2015) per 250 ml.

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

•

Brazil assesses an average production tax of approximately 4.2% and an average sales tax of approximately 10.2% over net sales. Until April 30, 2015, these taxes were fixed by the federal government based on national average retail prices obtained through surveys. The national average retail price of each product and presentation was multiplied by a fixed rate combined with specific multipliers for each presentation, to obtain a fixed tax per liter, per product and presentation. These taxes were applied only to the first sale and we were responsible for charging and collecting these taxes from each of our retailers. Beginning on May 1, 2015, these federal taxes were applied based on the price sold, as detailed in our invoices, instead of an average retail price combined with a fixed tax rate and multiplier per presentation. Except for sales to wholesalers, this production and sales taxes apply only to the first sale and we are responsible for charging and collecting these taxes from each of our retailers. For sales to wholesalers, they are entitled to recover the sales tax and charge this tax again upon the resale of our products to retailers.

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

On January 1, 2015, a general tax reform became effective in Colombia. This reform included the imposition of a new temporary tax on net equity through 2017 to Colombian residents and non-residents who own property in Colombia directly or indirectly through branches or permanent establishments. The relevant taxable base will be determined annually based on a formula. For net equity that exceeds 5.0 billion Colombian pesos (approximately US$2.1 million) the rate will be 1.15% in 2015, 1.00% in 2016 and 0.40% in 2017. In addition, the tax reform in Colombia imposed that the supplementary income tax at a rate of 9.0% as contributions to social programs, which was previously scheduled to decrease to 8.0% by 2015, will remain indefinitely. Additionally, this tax reform included the imposition of a temporary contribution to social programs at a rate of 5.0%, 6.0%, 8.0% and 9.0% for the years 2015, 2016, 2017 and 2018, respectively. Finally, this reform establishes an income tax deduction of 2.0% of value-added tax paid in the acquisition or import of hard assets, such as tangible and amortizable assets that are not sold or transferred in the ordinary course of business and that are used for the production of goods or services.

In Guatemala, the income tax rate for 2014 was 28.0% and it decreased for 2015 to 25.0%, as scheduled.

On November 18, 2014, a tax reform became effective in Venezuela. This reform included changes on how the carrying value of operating losses is reported. The reform established that operating losses carried forward year over year (but limited to three fiscal years) may not exceed 25.0% of the taxable income in the relevant period. The reform also eliminated the possibility to carry over losses relating to inflationary adjustments and included changes that grant Venezuelan tax authorities broader powers and authority in connection with their ability to enact administrative rulings related to income tax withholding and to collect taxes and increase fines and penalties for tax-related violations, including the ability to confiscate assets without a court order.

On December 30, 2015, the Venezuelan government enacted a package of tax reforms that became effective in January 2016. This reform mainly (i) eliminated the inflationary adjustments for the calculation of income tax as well as the new investment tax deduction, and (ii) imposed a new tax on financial transactions effective as of February 1, 2016, for those identified as “special taxpayers,” at a rate of 0.75% over certain financial transactions, such as bank withdrawals, transfer of bonds and securities, payment of debts without intervention of the financial system and debits on bank accounts for cross-border payments, which will be immediately withheld by the banks.

On April 1, 2015, the Brazilian government issued Decree No. 8.426/15 to impose, as of July 2015, PIS/COFINS (Social Contributions on Gross Revenues) of 4.65% on financial income (except for foreign exchange variations).

Starting in 2016, the Brazilian rates of value-added tax in certain states will change as follows: Mato Grosso do Sul from 17.0% to 20.0%; Minas Gerais, 18.0% and an additional 2.0% will be charged on sales to non-taxpayers, as a contribution to a poverty eradication fund; Rio de Janeiro, the contribution to poverty eradication will increase from 1.0% to 2.0% as of April 2016; and Parana, 16.0% and an additional 2.0% will be charged on sales to non-taxpayers, as a contribution to a poverty eradication fund. In addition and specifically for sales of beer, the value-added tax rate will increase to a maximum of 25.0%.

In addition, as of January 1, 2016, the Brazilian federal production tax rates will be reduced and the rates of the federal sales tax will increase. We expect the average of these taxes will range between 14.4% and 15.5% over the net sales.

Water Supply

In Mexico, we obtain water directly from municipal utility companies and pump water from wells pursuant to concessions obtained from the Mexican government on a plant-by-plant basis. Water use in Mexico is regulated primarily by the 1992 Water Law (Ley de Aguas Nacionales de 1992), as amended, and regulations issued thereunder, which created the National Water Commission (Comisión Nacional del Agua). The National Water Commission is in charge of overseeing the national system of water use. Under the 1992 Water Law, concessions for the use of a specific volume of ground or surface water generally run from five to fifty-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request concession terms be extended before the expiration of the same. The Mexican government is authorized to reduce the volume of ground or surface water granted for use by a concession by whatever volume of water that is not used by the concessionaire for two consecutive years. However, because the current concessions for each of our plants in Mexico do not match each plant’s projected needs for water in future years, we have successfully negotiated with the Mexican government the right to transfer the unused volume under concessions from certain plants to other plants anticipating greater water usage in the future. Our concessions may be terminated if, among other things, we use more water than permitted or we fail to pay required concession-related fees and do not cure such situations in a timely manner. Although we have not undertaken independent studies to confirm the sufficiency of the existing groundwater supply, we believe that our existing concessions satisfy our current water requirements in Mexico.

In addition, the 1992 Water Law provides that plants located in Mexico that use deep water wells to supply their water requirements must pay a fee to the local governments for the discharge of residual waste water to drainage. Pursuant to this law, certain local authorities test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by the National Water Commission. In the case of non-compliance with the law, penalties, including closures, may be imposed. All of our bottling plants located in Mexico meet these standards. In addition, our plants in Apizaco and San Cristobal are certified with ISO 14001. See “—Description of Property, Plant and Equipment.”

In Brazil, we obtain water and mineral water from wells pursuant to concessions granted by the Brazilian government for each plant. According to the Brazilian Constitution, water is considered an asset of common use and can only be exploited for the national interest by Brazilians or companies formed under Brazilian law. Concessionaires and users have the responsibility for any damage to the environment. The exploitation and use of water is regulated by the Code of Mining, Decree Law No. 227/67 (Código de Mineração), the Mineral Water Code, Decree Law No. 7841/45 (Código de Águas Minerais), the National Water Resources Policy (Law No. 9433/97) and by regulations issued thereunder. The companies that exploit water are supervised by the National Department of Mineral Production (Departamento Nacional de Produção Mineiral—DNPM) and the National Water Agency (Agência Nacional de Águas) in connection with federal health agencies, as well as state and municipal authorities. In the Jundiai, Marilia, Curitiba, Maringa, Porto Real and Itabirito plants, we do not exploit spring water. In the Mogi das Cruzes, Bauru and Campo Grande plants, we have all the necessary permits for the exploitation of spring water.

In Argentina, a state water company provides water to our Alcorta plant on a limited basis; however, we believe the authorized amount meets our requirements for this plant. In our Monte Grande plant in Argentina, we pump water from wells, in accordance with Law No. 25.688.

In Colombia, in addition to natural spring water for Manantial, we obtain water directly from wells and from utility companies. We are required to have a specific concession to exploit water from natural sources. Water use in Colombia is regulated by Law No. 9 of 1979 and Decrees No. 2811 of 1974 and No. 3930 of 2010. In addition, Decree No. 303 requires us to apply for water concessions and for authorization to discharge our water into public waterways. The Ministry of Environment and Sustainable Development and Regional Autonomous Corporations supervises companies that use water as a raw material for their businesses.

In Nicaragua, the use of water is regulated by the National Water Law (Ley General de Aguas Nacionales), and we obtain water directly from wells. In Costa Rica, the use of water is regulated by the Water Law (Ley de Aguas). In both of these countries, we exploit water from wells granted to us through governmental concessions. In Guatemala, no license or permits are required to exploit water from the private wells in our own plants. In Panama, we acquire water from a state water company, and the use of water is regulated by the Panama Use of Water Regulation (Reglamento de Uso de Aguas de Panamá).

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

Environmental Matters

In all of our territories, our operations are subject to federal and state laws and regulations relating to the protection of the environment. In Mexico, the principal legislation is the Federal General Law for Ecological Equilibrium and Environmental Protection (Ley General de Equilibrio Ecológico y Protección al Ambiente, or the Mexican Environmental Law), and the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos) which are enforced by the Ministry of the Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales, or SEMARNAT). SEMARNAT can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Under the Mexican Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances. In particular, Mexican environmental laws and regulations require that we file periodic reports with respect to hazardous wastes and set forth standards for waste water discharge that apply to our operations. We are also subject to certain minor restrictions on the operation of delivery trucks in Mexico City. We have implemented several programs designed to facilitate compliance with air, waste, noise and energy standards established by current Mexican federal and state environmental laws, including a program that installs catalytic converters and liquid petroleum gas in delivery trucks for our operations in Mexico City. See “—The Company—Product Sales and Distribution.”

In March 2015, the General Law of Climate Change (Ley General de Cambio Climático), its regulation and certain decrees related to such law became effective, imposing upon different industries (including the food and beverage industry) the obligation to report direct or indirect gas emissions exceeding 25,000 tons of carbon dioxide. Currently, we are not required to report these emissions, since we do not exceed this threshold. We cannot assure you that we will not be required to comply with this reporting requirement in the future.

In our Mexican operations, we established a partnership with The Coca-Cola Company and Alpla, our supplier of plastic bottles in Mexico, to create Industria Mexicana de Reciclaje (IMER), a PET recycling facility located in Toluca, Mexico. This facility began operations in 2005 and has a recycling capacity of approximately 25,000 metric tons per year from which 15,000 metric tons can be re-used in PET bottles for food packaging purposes. We have also continued contributing funds to ECOCE, A.C., a nationwide collector of containers and packaging materials. In addition, our plants located in Toluca, Reyes, Cuautitlan, Apizaco, San Cristobal, Morelia, Ixtacomitan, Coatepec, Poza Rica, Pacifico, Ojuelos and Cuernavaca have received or are in the process of receiving a Certificate of Clean Industry (Certificado de Industria Limpia). In addition, seven of our distribution centers located in the State of Mexico, Mexico have received or are in the process of receiving a Certificate of Clean Industry.

As part of our environmental protection and sustainability strategies, in December 2009, we, jointly with strategic partners, entered into a wind energy supply agreement with a Mexican subsidiary of the Spanish wind farm developer, GAMESA Energía, S.A., or GAMESA, to supply green energy to our bottling facility in Toluca, Mexico, owned by our subsidiary, Propimex, S. de R.L. de C.V., or Propimex, and to some of our suppliers of PET bottles. In 2010, GAMESA sold its interest in its Mexican subsidiary that owned the wind farm, to Iberdrola Renovables México, S.A. de C.V. The wind farm, which is located in La Ventosa, Oaxaca, generates approximately 100,000 megawatt hours annually. In 2013, 2014 and 2015, this wind farm provided us with approximately 81,000, 90,000 and 64,500 megawatt hours, respectively.

Additionally, we have entered into 20-year wind power supply agreements with two suppliers to receive clean energy for use at our production and distribution facilities throughout Mexico: (a) Energía Eólica del Sur, S.A.P.I. de C.V. (formerly known as Mareña Renovables Wind Power Farm) with a 396,000 megawatt installed capacity wind farm in Oaxaca, Mexico, which is expected to begin operations in 2017; and (b) Enel Green Power with a 100,000 megawatt installed capacity wind farm in San Luis Potosi, Mexico, which provided a total of 6,863 megawatt hours for use at 50 of our production and distribution facilities. In 2015, five of our manufacturing facilities received a total of 19,100 megawatt hours from renewable energy sources such as biomass and bagasse cogeneration from the PIASA “Tres Valles” sugar mill. Currently, 56 of our Mexican facilities receive energy from renewable energy sources, which represent 50.0% of our current energy consumption in Mexico.

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

Our Colombian operations are subject to several Colombian federal and state laws and regulations related to the protection of the environment and the disposal of treated water and toxic and hazardous materials. These laws include the control of atmospheric emissions, noise emissions, disposal of treated water and strict limitations on the use of chlorofluorocarbons. In addition, on February 6, 2012, Colombia promulgated Decree No. 303, which requires us to apply for an authorization to discharge our water into public waterways. We are engaged in nationwide reforestation programs and campaigns for the collection and recycling of glass and plastic bottles, among other programs with positive environmental impacts. We have also obtained and maintained the ISO 9001, ISO 14001, OHSAS 18001, FSSC 22000 and PAS 220 certifications for our plants located in Medellin, Cali, Bogota, Barranquilla, Bucaramanga and La Calera, as recognition for the highest quality and food harmlessness in our production processes, which is evidence of our strict level of compliance with relevant Colombian regulations. Our six plants joined a small group of companies that have obtained these certifications. We expect our new plant located in Tocancipa, that commenced operations in February 2015, will obtain the Leadership in Energy and Environmental Design (LEED) certification in 2017.

Our Venezuelan operations are subject to several Venezuelan federal, state and municipal laws and regulations related to the protection of the environment. The most relevant of these laws are the Organic Environmental Law (Ley Orgánica del Ambiente), the Substance, Material and Dangerous Waste Law (Ley Sobre Sustancias, Materiales y Desechos Peligrosos), the Criminal Environmental Law (Ley Penal del Ambiente) and the Water Law (Ley de Aguas). Since the enactment of the Organic Environmental Law in 1995, our Venezuelan subsidiary has presented the corresponding authorities with plans to bring our production facilities and distribution centers into compliance with applicable laws, which mainly consist of building or expanding the capacity of water treatment plants in our bottling facilities. We currently have water treatment plants in our bottling facilities located in the cities of Barcelona, Valencia and in our Antimano bottling plant in Caracas, and we are still under construction and expansion of our current water treatment plant in our bottling facility in Maracaibo.

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

Our production plant located in Jundiai has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by the law. The plant of Jundiai has been certified for GAO-Q and GAO-E. In addition, the plants of Jundiai, Mogi das Cruzes, Campo Grande, Marilia, Maringa, Curitiba and Bauru have been certified for (i) ISO 9001: 2008; (ii) ISO 14001: 2004 and; (iii) norm OHSAS 18001: 2007. In 2012, the Jundiai, Campo Grande, Bauru, Marilia, Curitiba, Maringa, Porto Real and Mogi das Cruzes plants were certified in standard FSSC22000.

In May 2008, a municipal regulation of the City of Sao Paulo, implemented pursuant to Law 13.316/2002, came into effect requiring us to collect for recycling a specified annual percentage of plastic bottles made from PET sold in the City of Sao Paulo. Beginning in May 2011, we were required to collect for recycling 90.0% of PET bottles sold. Currently, we are not able to collect the entire required volume of PET bottles we sell in the City of Sao Paulo for recycling. Since we do not meet the requirements of this regulation, which we believe to be more onerous than those imposed by the countries with the highest recycling standards, we could be fined and be subject to other sanctions, such as the suspension of operations in any of our plants and/or distribution centers located in the City of Sao Paulo. In May 2008, when the law came into effect, we and other bottlers in the City of Sao Paulo, through the Brazilian Soft Drink and Non-Alcoholic Beverage Association, or ABIR (Associação Brasileira das Indústrias de Refrigerantes e de Bebidas Não-alcoólicas), filed a motion requesting a court to overturn this regulation due to the impossibility of compliance.

In addition, in November 2009, in response to a municipal authority request for us to demonstrate the destination of the PET bottles sold in Sao Paulo, we filed a motion presenting all of our recycling programs and requesting a more practical timeline to comply with the requirements of the law. In October 2010, the municipal authority of Sao Paulo levied a fine on our Brazilian operating subsidiary of 250,000 Brazilian reais (approximately Ps.1.1 million as of December 31, 2015) on the grounds that the report submitted by our Brazilian operating subsidiary did not comply with the 75.0% proper disposal requirement for the period from May 2008 to May 2010. We filed an appeal against this fine, which was denied by the municipal authority in May 2013. This resolution is final and non-appealable and, therefore, the administrative stage is closed. In July 2012, the State Appellate Court of Sao Paulo rendered a decision admitting an interlocutory appeal filed on behalf of ABIR suspending the fines and other sanctions to ABIR’s associated companies, including our Brazilian subsidiary, for alleged noncompliance with the recycling municipal regulation up to the final resolution of the lawsuit. We are still awaiting final resolution of the lawsuit filed on behalf of ABIR. We cannot assure you that these measures will have the desired effect or that we will prevail in our judicial challenge.

In August 2010, Law No. 12.305/2010 established the Brazilian National Solid Waste Policy. This policy is based on the principle of shared responsibility between the government, companies and the public, and provides for the post-consumption return of products to companies and requires public authorities to implement waste management programs. This law is regulated by Federal Decree No. 7.404/2010, and was published in December 2010. In response to the Brazilian National Solid Waste Policy, in December 2012, a proposal of agreement was provided to the Ministry of the Environment by almost 30 associations involved in the packaging sector, including ABIR in its capacity as representative for The Coca-Cola Company, our Brazilian subsidiary and other bottlers. This agreement proposed the creation of a “coalition” to implement systems for reverse logistics packaging non-dangerous waste that make up the dry fraction of municipal solid waste or equivalent. The goal of the proposal is to create methodologies for sustainable development, and improve the management of solid waste by increasing recycling rates and decreasing incorrect disposal in order to protect the environment, society and the economy. The Ministry of Environment approved and signed this agreement in November 2015.

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

Other Regulations

In December 2009, the Venezuelan government issued a decree requiring a reduction in energy consumption by at least 20.0% for industrial companies whose consumption is greater than two megawatts per hour and to submit an energy-usage reduction plan. Since some of our bottling operations in Venezuela outside of Caracas met this threshold, we submitted a plan, which included the purchase of generators for our plants. We have installed electrical generators in our Antimano, Barcelona, Maracaibo and Valencia bottling facilities to mitigate any such risks and filed the respective energy-usage reduction plans with the authorities. In addition, since January 2010, the Venezuelan government has implemented and continues to implement power cuts and other measures for all industries in Caracas whose consumption is above 35 kilowatts per hour.

In May 2014, the Mexican government approved a decree that established mandatory guidelines applicable to the entire national education system (from elementary school through college). According to the decree, the sale of specific sparkling beverages and still beverages that contain sugar or HFCS by schools is prohibited. Schools are still allowed to sell water and certain still beverages, such as juices and juice-based beverages that comply with the guidelines established in such decree. We cannot assure you that the Mexican government will not further restrict sales of other of our products by such schools. These restrictions and any further restrictions could have an adverse impact on our results of operations.

In January 2012, the Costa Rican government approved a decree which regulates the sale of food and beverages in public schools. According to the decree, the sale of all sparkling beverages and certain still beverages that contain sugar, syrup or HFCS in any type of presentation in schools is prohibited. We are still allowed to sell water and certain still beverages in schools. Although we are in compliance with this law, we cannot assure you that the Costa Rican government will not further restrict sales of other of our products in schools in the future; these restrictions and any further restrictions could have an adverse impact on our results of operations.

In May 2012, the Venezuelan government adopted significant changes to labor regulations that had a negative impact on our business and operations. The principal changes that impacted our operations were and still are: (i) the requirement that employee terminations are now subject to governmental authorization; (ii) retroactive assessments for any modifications to our severance payment system; (iii) a reduction in the maximum daily and weekly working hours (from 44 to 40 weekly); (iv) an increase in mandatory weekly breaks, prohibiting a reduction in salaries as a result of such increase; and (v) the requirement that all third party contractors participating in the manufacturing and sales processes of our products be included in our payroll. We are currently in compliance with these labor regulations.

In September 2012, the Brazilian government issued Law No. 12,619 (Law of Professional Drivers), which regulates the working hours of professional drivers who distribute our products from our plants to the distribution centers and to retailers and points of sale. Pursuant to this law, employers must keep a record of working hours, including overtime hours, of professional drivers in a reliable manner, such as electronic logbooks or worksheets. We are currently in compliance with this law.

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

In November 2014, the Venezuelan government amended the Foreign Investment Law. As part of the amendments made, the law now provides that at least 75.0% of the value of foreign investment must be comprised of assets located in Venezuela, which may include equipment, supplies or other goods or tangible assets required at the early stages of operations. By the end of the first fiscal year after commencement of operations in Venezuela, investors will be authorized to repatriate up to 80.0% of the profits derived from their investment. Any profits not otherwise repatriated in a fiscal year, may be accumulated and be repatriated the following fiscal year, together with profits generated during such year. In the event of liquidation, a company may repatriate up to 85.0% of the value of the foreign investment. Currently, the scope of this law is not entirely clear with respect to the liquidation process.

In June 2014, the Brazilian government issued Law No. 12,997 (Law of Motorcycle Drivers), which imposes a risk premium of 30.0% of the base salary payable to all employees who drive motorcycles in their job. This risk premium became enforceable in October 2014, when the related rules and regulations were issued by the Ministry of Labor and Employment. We believe that these rules and regulations (Decree No. 1.565/2014) were unduly issued by such Ministry since it did not comply with all the essential requirements established in Decree No. 1.127/2003. In November 2014, we, in conjunction with other bottlers of the Coca-Cola system in Brazil and through the ABIR, filed an action against the Ministry of Labor and Employment to suspend the effects of such decree. ABIR’s associated companies, including our Brazilian subsidiary, were issued a preliminary injunction suspending the effects of the decree and exempting us from paying the risk premium. The Ministry of Labor and Employment filed an interlocutory appeal against the preliminary injunction in order to restore the effects of Decree No. 1.565/2014, which was denied. We are currently awaiting final resolution of the lawsuit filed on behalf of ABIR. In the meantime, in December 2015, the Ministry of Labor and Employment started a new discussion with the participation of all interested parties seeking to reissue Decree No. 1.565/2014, in order to comply with the essential requirements.

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

In December 2015, the Venezuelan Ministry of Health issued a resolution which imposes an obligation to label certain products, including sparkling beverages and still beverages that contain sugar with health warnings. Recently, the Venezuelan Ministry of Health granted a nine-month extension for the enforcement of this resolution. We, together with other companies of the industry and the corresponding authorities, are currently discussing a new resolution with a different scope, which would amend or supersede the resolution issued in December 2015.

BOTTLER AGREEMENTS

Coca-Cola Bottler Agreements

Bottler agreements are the standard agreements for each territory that The Coca-Cola Company enters into with bottlers. Pursuant to our bottler agreements, we are authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas, and we are required to purchase concentrate for all Coca-Cola trademark beverages in all of our territories from companies designated by The Coca-Cola Company and sweeteners and other raw materials from companies authorized by The Coca-Cola Company.

These bottler agreements also provide that we will purchase our entire requirement of concentrate for Coca-Cola trademark beverages at prices, terms of payment and on other terms and conditions of supply as determined from time to time by The Coca-Cola Company at its sole discretion. Concentrate prices for Coca-Cola trademark beverages are determined as a percentage of the weighted average retail price in local currency, net of applicable taxes. Although the price multipliers used to calculate the cost of concentrate and the currency of payment, among other terms, are set by The Coca-Cola Company at its sole discretion, we set the price of products sold to customers at our discretion, subject to the applicability of price restraints imposed by authorities in certain territories. We have the exclusive right to distribute Coca-Cola trademark beverages for sale in our territories in authorized containers of the nature approved by the bottler agreements and currently used by our company. These containers include various configurations of cans and returnable and non-returnable bottles made of glass, aluminum and plastic and fountain containers.

The bottler agreements include an acknowledgment by us that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola trademark beverages and of the secret formulas with which The Coca-Cola Company’s concentrates are made. Subject to our exclusive right to distribute Coca-Cola trademark beverages in our territories, The Coca-Cola Company reserves the right to import and export Coca-Cola trademark beverages to and from each of our territories. Our bottler agreements do not contain restrictions on The Coca-Cola Company’s ability to set the price of concentrates and do not impose minimum marketing obligations on The Coca-Cola Company. The prices at which we purchase concentrate under the bottler agreements may vary materially from the prices we have historically paid. However, under our bylaws and the shareholders agreement among The Coca-Cola Company and certain of its subsidiaries and FEMSA, an adverse action by The Coca-Cola Company under any of the bottler agreements may result in a suspension of certain voting rights of the directors appointed by The Coca-Cola Company. This provides us with limited protection against The Coca-Cola Company’s ability to raise concentrate prices to the extent that such increase is deemed detrimental to us pursuant to such shareholder agreement and our bylaws. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”

The Coca-Cola Company has the ability, at its sole discretion, to reformulate any of the Coca-Cola trademark beverages and to discontinue any of the Coca-Cola trademark beverages, subject to certain limitations, so long as all Coca-Cola trademark beverages are not discontinued. The Coca-Cola Company may also introduce new beverages in our territories in which case we have a right of first refusal with respect to the manufacturing, packaging, distribution and sale of such new beverages subject to the same obligations as then exist with respect to the Coca-Cola trademark beverages under the bottler agreements. The bottler agreements prohibit us from producing, bottling or handling beverages other than Coca-Cola trademark beverages, or other products or packages that would imitate, infringe upon, or cause confusion with the products, trade dress, containers or trademarks of The Coca-Cola Company, except under the authority of, or with the consent of, The Coca-Cola Company. The bottler agreements also prohibit us from acquiring or holding an interest in a party that engages in such restricted activities. The bottler agreements impose restrictions concerning the use of certain trademarks, authorized containers, packaging and labeling of The Coca-Cola Company so as to conform to policies approved by The Coca-Cola Company. In particular, we are obligated to:

•

maintain plant and equipment, staff and distribution facilities capable of manufacturing, packaging and distributing the Coca-Cola trademark beverages in authorized containers in accordance with our bottler agreements and in sufficient quantities to satisfy fully the demand in our territories;

•	undertake adequate quality control measures established by The Coca-Cola Company;

•	develop, stimulate and satisfy fully the demand for Coca-Cola trademark beverages using all approved means, which includes the investment in advertising and marketing plans;

•	maintain a sound financial capacity as may be reasonably necessary to assure performance by us and our subsidiaries of our obligations to The Coca-Cola Company; and

•	submit annually to The Coca-Cola Company our marketing, management, promotional and advertising plans for the ensuing year.

The Coca-Cola Company contributed a significant portion of our total marketing expenses in our territories during 2015 and has reiterated its intention to continue providing such support as part of our cooperation framework. Although we believe that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”

We have separate bottler agreements with The Coca-Cola Company for each of the territories where we operate, on substantially the same terms and conditions. These bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement.

As of December 31, 2015, we had:

•

nine bottler agreements in Mexico: (i) two agreements for the Valley of Mexico territory, which are up for renewal in May 2016 and June 2023, (ii) the agreement for the southeast territory, which is up for renewal in June 2023, (iii) three agreements for the central territory, which are up for renewal in May 2016, July 2016 and May 2025, (iv) the agreement for the northeast territory, which is up for renewal in May 2016, and (v) two agreements for the Bajio territory, which are up for renewal in May 2016 and May 2025;

•	four bottler agreements in Brazil, which are up for renewal in October 2017 (two agreements) and April 2024 (two agreements); and

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

In 2013, we began the construction of a production plant in Tocancipa, Colombia, which was completed and began operations in February 2015. This project required an investment of 459 billion Colombian pesos (approximately US$194 million). We believe that the plant has the capacity to generate approximately 800 direct and indirect jobs. The plant is located on a parcel of land 298,000 square meters in size, and has an annual production capacity of approximately 730 million liters of sparkling beverages (or approximately 130 million unit cases), representing an increase of approximately 35.0% as compared to the current installed capacity of our plants in Colombia.

In 2012, we began the construction of a production plant in Minas Gerais, Brazil, which was completed and began operations in November 2014. This project required an investment of 619 million Brazilian reais (equivalent to approximately US$260 million). We believe that the plant has the capacity to generate approximately 700 direct and indirect jobs. The plant is located on a parcel of land 320,000 square meters in size, and has an annual production capacity of approximately 1.2 billion liters of sparkling beverages (or approximately 200 million unit cases), representing an increase of approximately 62.0% as compared to the current installed capacity of our plant in Belo Horizonte, Brazil.

See “Item 5. Operating and Financial Review and Prospects—Capital Expenditures.”

As of December 31, 2015, we owned 44 bottling plants company-wide. By country, as of such date, we had 17 bottling facilities in Mexico, 5 in Central America, 7 in Colombia, 4 in Venezuela, 9 in Brazil and 2 in Argentina.

As of December 31, 2015, we operated 276 distribution centers, approximately 53.0% of which were in our Mexican territories. As of such date, we owned more than 84.0% of these distribution centers and leased the remainder. See “—The Company—Product Sales and Distribution.”

We maintain an “all risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories as well as losses due to business interruptions. The policy covers damages caused by natural disaster, including hurricane, hail, earthquake and damages caused by human acts, including explosion, fire, vandalism and riot; we also maintain a freight transport insurance policy that covers damages to goods in transit. In addition, we maintain a liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. In 2015, the policies for “all risk” property insurance and liability insurance were issued by Mapfre Tepeyac, S.A. and the policy for freight transport insurance was issued by ACE Seguros, S.A. We believe that our coverage is consistent with the coverage maintained by similar companies.

The table below summarizes by country principal use, installed capacity and percentage utilization of our production facilities:

Bottling Facility Summary

As of December 31, 2015

Country	Installed Capacity (thousands of unit cases)	Utilization(1) (%)
Mexico	2,786,295	62%
Guatemala	37,931	77%
Nicaragua	66,847	71%
Costa Rica	70,587	66%
Panama	49,646	69%
Colombia	572,978	57%
Venezuela	290,391	81%
Brazil	1,228,126	55%
Argentina	328,441	71%

(1)	Annualized rate.

The table below summarizes by country plant location and facility area of our production facilities:

Bottling Facility by Location

As of December 31, 2015

Country	Plant	Facility Area
		(thousands of sq. meters)
Mexico	San Cristobal de las Casas, Chiapas	45
	Cuautitlan, Estado de Mexico	35
	Los Reyes la Paz, Estado de Mexico	50
	Toluca, Estado de Mexico	317
	Leon, Guanajuato	124
	Morelia, Michoacan	50
	Ixtacomitan, Tabasco	117
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	142
	La Pureza Altamira, Tamaulipas	300
	Poza Rica, Veracruz	42
	Pacifico, Estado de Mexico	89
	Cuernavaca, Morelos	37
	Toluca, Estado de Mexico (Ojuelos)	41
	San Juan del Rio, Queretaro	84
	Queretaro, Queretaro	80
	Cayaco, Acapulco	104

Guatemala	Guatemala City	46

Nicaragua	Managua	54

Costa Rica	Calle Blancos, San Jose	52
	Coronado, San Jose	14

Panama	Panama City	29

Colombia	Barranquilla	37
	Bogota, DC	105
	Bucaramanga	26
	Cali	76
	Manantial, Cundinamarca	67
	Tocancipa	298
	Medellin	47

Country	Plant	Facility Area
		(thousands of sq. meters)
Venezuela	Antimano	15
	Barcelona	141
	Maracaibo	68
	Valencia	100

Brazil	Campo Grande	36
	Jundiai	191
	Mogi das Cruzes	119
	Porto Real	108
	Maringa	160
	Marilia	159
	Curitiba	119
	Bauru	39
	Itabirito	320

Argentina	Alcorta, Buenos Aires	73
	Monte Grande, Buenos Aires	32

SIGNIFICANT SUBSIDIARIES

The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2015:

Name of Company	Jurisdiction of Incorporation	Percentage Owned	Description
Propimex, S. de R.L. de C.V.	Mexico	100.0%	Manufacturer and distributor of bottled beverages.

Controladora Interamericana de Bebidas, S. de R.L. de C.V.	Mexico	100.0%	Holding company of manufacturers and distributors of beverages.

Spal Industria Brasileira de Bebidas, S.A.	Brazil	96.1%	Manufacturer and distributor of bottled beverages.

Distribuidora y Manufacturera del Valle de México, S. de R.L. de C.V.	Mexico	100.0%	Manufacturer and distributor of bottled beverages.

Servicios Refresqueros del Golfo, S. de R.L. de C.V.	Mexico	100.0%	Manufacturer and distributor of bottled beverages.

Coca-Cola FEMSA de Argentina, S.A.	Argentina	100.0%	Manufacturer and distributor of bottled beverages.

Item 4.A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

General

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements including the notes thereto. Our consolidated financial statements were prepared in accordance with IFRS as issued by the IASB.

Average Price Per Unit Case. We use average price per unit case to analyze average pricing trends in the different territories where we operate. We calculate average price per unit case by dividing net sales by total sales volume. Sales of beer in Brazil, which are not included in our sales volumes, are excluded from this calculation.

Effects of Changes in Economic Conditions. Our results are affected by changes in economic conditions in Mexico, Brazil and in the other countries where we operate. For the year ended December 31, 2015, approximately 70% of our total revenues were attributable to Mexico and Brazil. In addition to Mexico and Brazil, we also conduct operations in Central America (including Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Argentina. Our results are affected by the economic conditions in the countries where we conduct operations. Some of these economies continue to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in the U.S. economy may affect these economies. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our results and financial condition. Our business may also be significantly affected by the interest rates, inflation rates and exchange rates of the local currencies of the countries where we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. In addition, an increase in interest rates would increase the cost to us of variable rate funding, which would have an adverse effect on our financial position.

Recent Developments in the Venezuelan Exchange Control Regime. Prior to 2014, we had historically used the official exchange rate in our Venezuelan operations. However, since the beginning of 2014, the Venezuelan government has announced a series of changes to the Venezuelan exchange control regime, approving alternative exchanges rates in addition to the official exchange rate. In January 2014, the Venezuelan government announced an exchange rate determined by the state-run system known as the Sistema Complementario de Administración de Divisas, or SICAD. In March 2014, the Venezuelan government announced a new law that authorized an alternative method of exchanging Venezuelan bolivars to U.S. dollars known as SICAD II. In February 2015, the Venezuelan government announced that it was replacing SICAD II with a new market-based exchange rate determined by the system known as the Sistema Marginal de Divisas, or SIMADI. In February 2016, the Venezuelan government announced a 37.0% devaluation of the official exchange rate and changed the existing three-tier exchange rate system into a dual system by combining the official exchange rate and the SICAD exchange rate into a single official exchange rate and maintaining the SIMADI exchange rate. The decision was part of a package of economic policies intended to mitigate the economic crisis of the member countries of the Organization of the Petroleum Exporting Countries (OPEC). In March 2016, the Venezuelan government announced that it was replacing the SIMADI exchange rate with a new market-based exchange rate known as Divisas Complementarias, or DICOM, and the official exchange rate with a preferential exchange rate denominated Divisa Protegida, or DIPRO. The DIPRO exchange rate is determined by the Venezuelan government and may be used to settle imports of a list of goods and raw materials which has not been published yet as of the date of this annual report. The DICOM exchange rate is determined based on supply and demand of U.S. dollars. As of April 8, 2016, the DIPRO and DICOM exchange rates were 10 bolivars and 306.07 bolivars per U.S. dollar, respectively.

We translated our results of operations in Venezuela for the full year ended December 31, 2015 into our reporting currency, the Mexican peso, using the SIMADI exchange rate of 198.70 bolivars to US$1.00, which was the exchange rate in effect as of such date. As a result, in 2015, we recognized a further reduction in equity of Ps.2,687 million. We will closely monitor any further developments in Venezuela, which may affect the exchange rates used by us to translate the results of our Venezuelan subsidiary in the future.

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

New Accounting Pronouncements

For a description of the new IFRS and amendments to IFRS adopted during 2015, see Note 2.4 to our consolidated financial statements.

Results

The following table sets forth our consolidated income statements for the years ended December 31, 2015, 2014 and 2013.

	Year Ended December 31,
	2015(1)		2015		2014		2013(2)
	(in millions of Mexican pesos or millions of U.S. dollars, except per share data)
Revenues:
Net sales	US$	8,835	Ps.	151,914	Ps.	146,948	Ps.	155,175
Other operating revenues		26		446		350		836

Total revenues		8,861		152,360		147,298		156,011
Cost of goods sold		4,671		80,330		78,916		83,076

Gross profit		4,190		72,030		68,382		72,935
Costs and expenses:
Administrative expenses		372		6,405		6,385		6,487
Selling expenses		2,436		41,879		40,465		44,828
Other income		36		620		1,001		478
Other expenses		138		2,368		1,159		1,101
Interest expenses		369		6,337		5,546		3,341
Interest income		24		414		379		654
Foreign exchange (loss) gain, net		(85)		(1,459)		(968)		(739)
(Loss) gain on monetary position for subsidiaries in hyperinflationary economies		(2)		(33)		(312)		(393)
Market value (gain) loss on financial instruments		(8)		(142)		(25)		(46)

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		856		14,725		14,952		17,224
Income taxes		265		4,551		3,861		5,731
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes		9		155		(125)		289

Consolidated net income		600		10,329		10,966		11,782
Equity holders of the parent		595		10,235		10,542		11,543
Non-controlling interest		5		94		424		239

Consolidated net income		600		10,329		10,966		11,782
Per share data:
Earnings per share(3)		0.29		4.94		5.09		5.61

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps.17.20 to US$1.00 solely for the convenience of the reader.
(2)	Includes results of CCFPI from February 2013 using the equity method, results of Grupo Yoli from June 2013, Companhia Fluminense from September 2013 and Spaipa from November 2013. See “Item 4. Information on the Company—The Company—Corporate History.”
(3)	Computed of the basis of the weighted average number of shares outstanding during the period: 2,072.92 million in 2015 and 2014 and 2,056.20 million in 2013.

Operations by Consolidated Reporting Segment

The following table sets forth certain financial information for each of our consolidated reporting segments for the years ended December 31, 2015, 2014 and 2013. See Note 25 to our consolidated financial statements for additional information about all of our consolidated reporting segments.

	Year Ended December 31,
	2015	2014	2013
	(in millions of Mexican pesos)
Total revenues
Mexico and Central America(1)	78,709	71,965	70,679
South America (excluding Venezuela)(2)	64,752	66,367	53,774
Venezuela	8,899	8,966	31,558
Gross profit
Mexico and Central America(1)	40,130	36,453	34,941
South America (excluding Venezuela)(2)	27,532	27,372	22,374
Venezuela	4,368	4,557	15,620

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama. Includes results of Grupo Yoli from June 2013.

(2)	Includes Colombia, Brazil and Argentina. Includes results of Companhia Fluminense from September 2013 and Spaipa from November 2013.

Results for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Consolidated Results

The comparability of our underlying financial and operating performance in 2015 as compared to 2014 was affected by the following factors: (1) translation effects from fluctuations in exchange rates and (2) our results of operations in territories that are considered hyperinflationary economies (currently, our only operation that is considered a hyperinflationary economy is Venezuela). To translate the full-year 2015 reported results of Venezuela, we used the SIMADI exchange rate of 198.70 bolivars per U.S. dollar, as compared to 49.99 bolivars per U.S. dollar used to translate our 2014 reported results. In addition, the average depreciations to the U.S. dollar of currencies used in our main operations during 2015, as compared to 2014, were: 41.6% for the Brazilian real, 37.0% for the Colombian peso, 19.2% for the Mexican peso and 14.1% for the Argentine peso.

Total Revenues. Our reported consolidated total revenues increased 3.4% to Ps.152,360 million in 2015 despite the negative translation effect resulting from using the SIMADI exchange rate to translate the results of our Venezuelan operations and the depreciation of the Brazilian real, the Colombian peso, the Mexican peso and the Argentine peso. Excluding the effect of currency fluctuations and the results of our Venezuelan operations, total revenues would have grown 8.6%, driven by the growth of the average price per unit case in all of our operations and volume growth in Mexico, Central America, Colombia and Argentina.

Total reported sales volume increased 0.5% to 3,435.6 million unit cases in 2015, as compared to 2014. Excluding the results of our Venezuelan operations, total volume would have grown 0.7% in 2015, as compared to 2014. Our sparkling beverage portfolio grew 0.5% as compared to 2014. Excluding the effect of our Venezuelan operations, the sparkling beverage portfolio would have grown 0.7% as a result of positive performance of the Coca-Cola brand in Mexico, Colombia and Central America, and our flavored sparkling beverage portfolio in Mexico, Colombia, Argentina and Central America. The still beverage category grew 4.9% as compared to 2014. Excluding the effect of our Venezuelan operations, the still beverage category would have grown 6.5% driven by the positive performance of Jugos del Valle juice in Colombia, Mexico and Central America; ValleFrut orangeade in Mexico and Brazil; the Powerade brand across most of our territories and the Santa Clara dairy business in Mexico. Bottled water, excluding bulk water, grew 2.3% as compared to 2014. Excluding the effect of our Venezuelan operations, bottled water, excluding bulk water, would have grown 1.8%, driven by growth in Colombia, Argentina, Brazil and Central America. Bulk water decreased 2.9% as compared to 2014, mainly driven by a contraction of the Ciel brand in Mexico.

Consolidated reported average price per unit case grew 3.5% reaching Ps.42.34 in 2015, as compared to Ps.40.92 in 2014, despite the negative translation effect resulting from using the SIMADI exchange rate to translate the results of our Venezuelan operations and the depreciation of the Brazilian real, the Colombian peso and the Argentine peso. Excluding the effect of currency fluctuations and our Venezuelan operations, average price per unit case would have grown 8.8% in 2015, driven by average price per unit case increases in local currency in each of our operations.

Gross Profit. Our reported gross profit increased 5.3% to Ps.72,030 million in 2015, with a gross margin expansion of 90 basis points. Excluding the effect of currency fluctuations and the results of our Venezuelan operations, gross profit would have grown 10.3%, with a gross margin expansion of 70 basis points. In local currency, the benefit of lower sweetener and PET prices, in combination with our currency hedging strategy, was partially offset by the depreciation of the average exchange rate of the Brazilian real, the Colombian peso, the Mexican peso and the Argentine peso as applied to U.S. dollar-denominated raw material costs.

The components of cost of goods sold include raw materials (principally concentrate, sweeteners and packaging materials), depreciation costs attributable to our production facilities, wages and other labor costs at our production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of our products in the local currency, net of applicable taxes. Packaging materials, mainly PET and aluminum, and HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.

Administrative and Selling Expenses. Our reported administrative and selling expenses as a percentage of total revenues decreased 10 basis points to 31.7% in 2015 as compared to 2014. Our reported administrative and selling expenses in absolute terms increased 3.1% as compared to 2014. Excluding the effect of currency fluctuations and the results of our Venezuelan operations, administrative and selling expenses as a percentage of total revenues would have remained flat and absolute administrative and selling expenses would have grown 8.7% as compared to 2014. In local currency, operating expenses as a percentage of revenues decreased in Mexico, Venezuela and Argentina. In 2015, we continued investing across our territories to support marketplace execution, increase cooler coverage and bolster returnable presentation base.

Other Expenses Net. We recorded other expenses net of Ps.1,748 million in 2015, mainly due to certain restructuring charges and the negative operating currency fluctuation effects across our territories.

Comprehensive Financing Result. The term “comprehensive financing result” refers to the combined financial effects of net interest expenses, net financial foreign exchange gains or losses, and net gains or losses on the monetary position of hyperinflationary countries where we operate. Net financial foreign exchange gains or losses represent the impact of changes in foreign exchange rates on financial assets or liabilities denominated in currencies other than local currencies, and gains or losses resulting from derivative financial instruments. A financial foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred or the beginning of the period, whichever occurs first, and the date it is repaid or the end of the period, whichever occurs first, as the appreciation of the foreign currency results in an increase in the amount of local currency, which must be exchanged to repay the specified amount of the foreign currency liability.

Reported comprehensive financing result in 2015 recorded an expense of Ps.7,273 million as compared to an expense of Ps.6,422 million in 2014. This increase was mainly driven by a foreign exchange loss as a result of the depreciation of the end-of-period exchange rate of the Mexican peso during the year, as applied to our U.S. dollar-denominated net debt position.

Income Taxes. During 2015, reported income tax, as a percentage of income before taxes, was 30.6% as compared to 26.0% in 2014. The lower effective tax rate registered during 2014 is mainly related to a one-time benefit resulting from the settlement of certain contingent tax liabilities under the tax amnesty program offered by the Brazilian tax authorities, which was not repeated in 2015.

Net Controlling Interest Income (Equity holders of the parent). Our reported consolidated net controlling interest income reached Ps. 10,235 million in 2015 as compared to Ps. 10,542 million in 2014. Earnings per share in 2015 were Ps. 4.94 (Ps. 49.37 per ADS) computed on the basis of 2,072.9 million shares outstanding (each ADS represents 10 Series L shares).

Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes. In 2015, we reported a gain of Ps.155 million in the share of the profits of associates and joint ventures line, mainly due to an equity method gain from our participation in associated companies and in CCFPI.

Results by Consolidated Reporting Segment

Mexico and Central America

Total Revenues. Reported total revenues from our Mexico and Central America division increased 9.4% to Ps. 78,709 million in 2015. Excluding the effect of currency fluctuations, total revenues from our Mexico and Central America division would have grown 7.0%, driven by positive volume performance and average price increases in both Mexico and Central America.

Reported total sales volume increased 1.8% to 1,952.4 million unit cases in 2015, as compared to 2014. The sparkling beverage portfolio grew 3.0% driven by 2.4% growth of the Coca-Cola brand and 5.5% growth of our flavored sparkling beverages. Our bottled water portfolio, including bulk water, decreased 3.5% driven by a contraction of the Ciel brand. The still beverage category grew 5.8%.

Total sales volume in Mexico grew 1.7% to 1,784.5 million unit cases, as compared to 1,754.9 million unit cases in 2014. Volume of our sparkling beverage portfolio grew 3.1% driven by 2.6% growth of the Coca-Cola brand and 5.8% growth of our flavored sparkling beverages, mainly supported by the performance of Mundet, Fanta and the introduction of Naranja&Nada and Limon&Nada, our sparkling orangeade and lemonade. The still beverage portfolio grew 5.3% favored by the del Valle portfolio, Powerade brand and our Santa Clara dairy business. Our bottled water portfolio, including bulk water, decreased 3.7% driven by a contraction of the Ciel brand.

Total sales volume in Central America increased 2.6% to 167.8 million unit cases, as compared to 163.6 million unit cases in 2014. The sales volume of our sparkling beverage portfolio grew 1.5% supported by the strong performance of the Coca-Cola brand and flavored sparkling beverages in Nicaragua and Panama. Sales volume in our still beverage category increased 8.5%, due to the performance of the Powerade brand in Central America, Fuze tea in Costa Rica and Hi-C juice in Nicaragua. The bottled water business, including bulk water, grew 7.6% across the region.

Gross Profit. Our reported gross profit increased 10.1% to Ps. 40,133 million in 2015 as compared to 2014, and reported gross margin increased 30 basis points to reach 51.0% in 2015. Excluding the effect of currency fluctuations, gross profit would have grown 7.9% in 2015 with a margin expansion of 50 basis points. Lower sweetener and PET prices in the division, in combination with our currency hedging strategy, were partially offset by the depreciation of the average exchange rate of most of our division’s currencies as applied to our U.S. dollar-denominated raw material costs.

Administrative and Selling Expenses. Reported administrative and selling expenses as a percentage of total revenues decreased 20 basis points to 33.2% in 2015, as compared to 2014. Reported administrative and selling expenses in absolute terms increased 8.6%, as compared to 2014. Excluding the effect of currency fluctuations, administrative and selling expenses in absolute terms would have grown 6.5% during the year, a decrease of 10 basis points as a percentage of total revenues.

South America (excluding Venezuela)

Total Revenues. Reported total revenues, excluding Venezuela, decreased 2.4% to Ps. 64,752 million in 2015, as compared to 2014, mainly driven by the negative translation effect resulting from the devaluation of the Brazilian real, the Colombian peso and the Argentine peso as compared to the Mexican peso. Revenues of beer accounted for Ps. 6,459 million. Excluding the effect of currency fluctuations, total revenues would have grown 10.8%, driven by average price per unit case increases in local currency in each of the operations of our South America division.

Total sales volume in our South America division, excluding Venezuela, decreased 0.8% to 1,247.6 million unit cases in 2015, as compared to 2014, as a result of a volume contraction in Brazil which was partially offset by volume growth in Colombia and Argentina. The still beverage portfolio grew 7.5%, mainly driven by the Jugos del Valle line of business in Colombia, and Cepita and Hi-C brands in Argentina. Our bottled water portfolio, including bulk water, increased 7.5%, mainly driven by the Aquarius, Kin and Bonaqua brands in Argentina, the Manantial and Brisa brands in Colombia, and the Crystal brand in Brazil. The sparkling beverage portfolio decreased 2.3%, as compared to 2014.

Total sales volume in Colombia increased 7.2% to 320.0 million unit cases in 2015, as compared to 298.4 million unit cases in 2014. The sales volume in the sparkling beverage category grew 6.2%, mainly driven by a 3.7% growth of the Coca-Cola brand and a 14.2% increase of flavored sparkling beverages. Sales volume in the still beverage category increased 19.1%, mainly driven by the del Valle Fresh and Fuze tea brands. Our bottled water business, including bulk water, increased 5.8% driven by the Manantial and Brisa brands in single serve presentations.

Total sales volume in Argentina increased 3.6% to 233.9 million unit cases in 2015, as compared to 225.8 million unit cases in 2014. The sales volume in the sparkling beverage category decreased 0.2%. A decrease in the Coca-Cola brand was mostly offset by the performance of the Sprite and Schweppes brands. Sales volume in the still beverage category increased 31.9%, mainly driven by the Hi-C, Cepita and Powerade brands. Our bottled water business, including bulk water, increased 28.0% driven by the Aquarius, Kin and Bonaqua brands.

Reported total sales volume in Brazil decreased 5.4% to 693.6 million unit cases in 2015, as compared to 733.5 million unit cases in 2014. Sales volume in our bottled water business, including bulk water, increased 1.2% driven by the Crystal brand. The volume of our sparkling beverage portfolio contracted 5.8%. The sales volume in our still beverage category decreased 8.8%.

Gross Profit. Reported gross profit, excluding Venezuela, reached Ps. 27,532 million, an increase of 0.6% in 2015, as compared to 2014, with an increase of 130 basis points to 42.5%. Excluding the effect of currency fluctuations, gross profit would have grown 14.0% during the year, a gross margin expansion of 120 basis points. Lower sweetener and PET prices, in combination with our currency hedging strategy, were partially offset by the depreciation of the average exchange rate of each of our division’s currencies as applied to our U.S. dollar-denominated raw material costs.

Administrative and Selling Expenses. Reported administrative and selling expenses, excluding Venezuela, as a percentage of total revenues increased 40 basis points to 30.0% in 2015, as compared to 2014. Reported administrative and selling expenses in absolute terms decreased 1.3%, as compared to 2014, mainly driven by the negative translation effect resulting from the depreciation of the Brazilian real, the Colombian peso and the Argentine peso. Excluding the effect of currency fluctuations, administrative and selling expenses in absolute terms would have grown 11.8%, an increase of 30 basis points as a percentage of revenues.

Venezuela

Total Revenues. Reported total revenues in Venezuela decreased 0.8% to reach Ps. 8,899 million in 2015 as compared to 2014, driven by the negative translation effect resulting from using the SIMADI exchange rate to translate the results of our Venezuelan operation. Excluding the effect of currency fluctuations, revenues would have grown 237.5% driven by an increase of 245.4% in the average price per unit case in local currency.

Total sales volume decreased 2.3% to 235.6 million unit cases in 2015, as compared to 241.1 million unit cases in 2014. The sales volume in the sparkling beverage category decreased 2.1%, driven by a contraction in our flavored sparkling beverage portfolio, which was partially offset by the positive performance of the Coca-Cola brand, which grew 3.4%. The still beverage category decreased 11.3%. Our bottled water business, including bulk water, grew 6.1% driven by the Nevada brand.

Gross Profit. Reported gross profit was Ps. 4,368 million in 2015, a decrease of 4.1% as compared to 2014, with a gross margin contraction of 170 basis points reaching 49.1%, driven by the negative translation effect resulting from using the SIMADI exchange rate to translate the results of our Venezuelan operation into Mexican pesos. Excluding the effect of currency fluctuations, gross profit would have grown 226.0%, a gross margin contraction of 170 basis points.

Administrative and Selling Expenses. Reported administrative and selling expenses as a percentage of total revenues decreased 410 basis points to 31.0% in 2015, as compared to 2014. Reported administrative and selling expenses in absolute terms decreased 12.3%, as compared to 2014, due to the previously mentioned negative currency translation effect. Excluding the effect of currency fluctuations, administrative and selling expenses would have grown 198.0%, a decrease of 410 basis points as a percentage of total revenues.

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

Other Expenses Net. We recorded other expenses net of Ps.548 million in 2014. These expenses were mainly driven by (i) an operating currency fluctuation effect in Venezuela recorded during the second quarter of 2014, (ii) an operating currency fluctuation effect across our territories in the fourth quarter of 2014, (iii) restructuring charges mainly in our Mexican operations and (iv) a loss on the sale of certain fixed assets.

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

On January 25, 2013, as part of our efforts to expand our geographic reach, we acquired a 51.0% non-controlling majority stake in CCFPI from The Coca-Cola Company. In 2014, we recognized an equity loss of Ps.334 million regarding our economic interest in CCFPI. In 2014, we reported our equity method investment in CCFPI as a separate reporting segment. For further information see Notes 9 and 25 to our consolidated financial statements.

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

Our total indebtedness was Ps.66,730 million as of December 31, 2015, as compared to Ps.66,027 million as of December 31, 2014. Short-term debt and long-term debt were Ps.3,470 million and Ps.63,260 million, respectively, as of December 31, 2015, as compared to Ps.1,206 million and Ps.64,821 million, respectively, as of December 31, 2014. Total debt increased Ps.703 million in 2015, compared to year end 2014. We had cash outflows in 2015 resulting from dividend payments and the prepayment of outstanding bank debt. As of December 31, 2015, our cash and cash equivalents were Ps.15,989 million, as compared to Ps.12,958 million as of December 31, 2014. As of December 31, 2015, our cash and cash equivalents were comprised of 66.4% U.S. dollars, 21.2% Mexican pesos, 6.4% Brazilian reais, 2.3% Venezuelan bolivars, 1.1% Argentine pesos, 1.3% Colombian pesos, 0.7% Costa Rican colones and 0.6% other legal currencies. As of March 31, 2016, our cash and cash equivalents balance, including restricted cash, was Ps.17,741 million including US$544 million denominated in U.S. dollars. We believe that these funds, in addition to the cash generated by our operations, are sufficient to meet our operating requirements.

Any further changes in the Venezuelan exchange control regime, and future currency devaluations or the imposition of exchange controls in any of the countries where we have operations could have an adverse effect on our financial position and liquidity.

As part of our financing policy, we expect to continue to finance our liquidity needs with cash. Nonetheless, as a result of regulations in certain countries where we operate, it may not be beneficial or, as in the case of exchange controls in Venezuela, practicable for us to remit cash generated in local operations to fund cash requirements in other countries. Exchange controls like those in Venezuela may also increase the real price of remitting cash to fund debt requirements in other countries. In the event that cash in these countries is not sufficient to fund future working capital requirements and capital expenditures, we may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. In addition, our liquidity in Venezuela could be affected by changes in the rules applicable to exchange rates as well as other regulations, such as exchange controls. In the future we may finance our working capital and capital expenditure needs with short-term or other borrowings.

We continuously evaluate opportunities to pursue acquisitions or engage in strategic transactions. We would expect to finance any significant future transactions with a combination of any of cash, long-term indebtedness and the issuance of shares of our company.

Sources and Uses of Cash. The following table summarizes the sources and uses of cash for the years in the periods ended December 31, 2015, 2014 and 2013, from our consolidated statements of changes in cash flows:

	Year Ended December 31,
	2015	2014	2013
	(in millions of Mexican pesos)
Net cash flows from operating activities	23,202	24,406	22,097
Net cash flows used in investing activities(1)	(10,945)	(11,137)	(49,481)
Net cash flows (used in)/from financing activities	(8,567)	(11,350)	23,506
Dividends paid	(6,416)	(6,030)	(6,002)

(1)	Includes property, plant and equipment, investment in shares and other assets.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2015:

	As of December 31, 2015
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total
	(in millions of Mexican pesos)
Debt(1)
Mexican pesos	2,496	—	2,496	7,493	12,485
U.S. dollars	—	17,158	8,566	25,609	51,333
Brazilian reais	177	611	185	80	1,053
Colombian pesos	465	628	—	—	1,093
Argentine pesos	265	41	—	—	306
Capital Leases
Brazilian reais	67	131	113	149	460
Interest Payments on Debt(2)
Mexican pesos	864	2,237	1,112	580	4,793
U.S. dollars	1,288	4,217	2,350	13,030	20,885
Brazilian reais	2,928	5,207	31	12	8,178
Colombian pesos	68	18	—	—	86
Argentine pesos	42	6	—	—	48
Cross Currency Swaps
Mexican pesos to U.S. dollars(3)	—	1,899	—	—	1,899
Brazilian reais to U.S. dollars(4)	—	317	—	—	317
Forwards
U.S. dollars to Mexican pesos(5)	104	—	—	—	104
U.S. dollars to Brazilian reais(6)	112	—	—	—	112
U.S. dollars to Colombian pesos(7)	41	—	—	—	41
U.S. dollars to Argentine pesos(8)	126	—	—	—	126
Options
U.S. dollars to Mexican pesos(9)	57	—	—	—	57
U.S. dollars to Colombian pesos(10)	8	—	—	—	8
Operating Leases
Mexican pesos	114	368	129	264	875
U.S. dollars	87	271	90	177	625
Commodity Hedge Contracts
Sugar(11)	(190)	—	—	—	(190)
Aluminum(12)	(84)	—	—	—	(84)
Expected Benefits to be Paid for Pension and Retirement Plans, Seniority Premiums and Post-employment	196	584	264	1,195	2,239

(1)	Excludes the effect of cross currency swaps.

(2)	Interest was calculated using the contractual debt and nominal interest rates as of December 31, 2015. Liabilities denominated in U.S. dollars were converted to Mexican pesos at an exchange rate of Ps.17.20 per U.S. dollar, the exchange rate reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2015.

(3)	Cross-currency swaps used to convert U.S. dollar-denominated debt into Mexican peso-denominated debt with a notional amount of Ps.7,571 million with a maturity date as of 2018. These cross-currency swaps are considered hedges for accounting purposes, and are related to U.S. dollar-denominated senior notes. The amounts shown in the table are fair value figures as of December 31, 2015.

(4)	Cross-currency swaps used to convert U.S. dollar-denominated debt into Brazilian real denominated debt with a notional amount of Ps. 23,143 million with a maturity date as of 2018. These cross-currency swaps are considered hedges for accounting purposes and the amounts shown in the table are fair value figures as of December 31, 2015.

(5)	Reflects the market value as of December 31, 2015 of forward derivative instruments used to hedge against fluctuation in the Mexican pesos. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2015.

(6)	Reflects the market value as of December 31, 2015 of forward derivative instruments used to hedge against fluctuation in the Brazilian real. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2015.

(7)	Reflects the market value as of December 31, 2015 of forward derivative instruments used to hedge against fluctuation in the Colombian pesos. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2015.

(8)	Reflects the market value as of December 31, 2015 of forward derivative instruments used to hedge against fluctuation in the Argentine pesos. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2015.

(9)	Reflects the market value as of December 31, 2015 of a call option derivative instrument used to hedge against fluctuation in the Mexican pesos. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2015.

(10)	Reflects the market value as of December 31, 2015 of a call option derivative instrument used to hedge against fluctuation in the Colombian pesos. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2015.

(11)	Reflects the market value as of December 31, 2015 of futures contracts used to hedge sugar cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2015.

(12)	Reflects the market value as of December 31, 2015 of futures and forwards contracts used to hedge aluminum cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures as of December 31, 2015.

Debt Structure

The following chart sets forth the debt breakdown of our company and its subsidiaries by currency and interest rate type as of December 31, 2015:

Currency	Percentage of Total Debt(1)(2)	Average Nominal Rate(3)	Average Adjusted Rate(1)(4)
Mexican pesos	28.2%	5.6%	5.0%
U.S. dollars	32.3%	3.8%	4.7%
Colombian pesos	1.7%	6.5%	6.5%
Brazilian reais	37.3%	6.8%	13.4%
Argentine pesos	0.5%	28.0%	28.0%

(1)	Includes the effects of our derivative contracts as of December 31, 2015, including cross currency swaps from U.S. dollars to Mexican pesos and U.S. dollars to Brazilian reais.

(2)	Due to rounding, these figures may not equal 100.0%.

(3)	Annual weighted average interest rate per currency as of December 31, 2015.

(4)	Annual weighted average interest rate per currency as of December 31, 2015 after giving effect to interest rate swaps and cross currency swaps. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

Summary of Significant Debt Instruments

The following is a brief summary of our significant long-term indebtedness with restrictive covenants outstanding as of the date of this annual report:

Mexican Peso-Denominated Bonds (Certificados Bursátiles).

On May 24, 2013, we issued Ps.7,500 million aggregate principal amount of certificados bursátiles bearing a 5.46% coupon and due May 2023. These certificados bursátiles are guaranteed by Propimex, our main operating subsidiary in Mexico, Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V. (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.), Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., or the Guarantors.

On April 18, 2011, we issued (i) Ps.2,500 million aggregate principal amount of 5-year floating rate certificados bursátiles, priced at 28-day TIIE plus 13 basis points, which matured and were repaid in full on April 11, 2016, and (ii) Ps.2,500 million aggregate amount of 10-year fixed rate certificados bursátiles bearing a 8.27% coupon. These two series of certificados bursátiles are guaranteed by the Guarantors.

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

Bank Loans. As of December 31, 2015, we had a number of bank loans in Colombian pesos, Brazilian reais, and Argentine pesos, with an aggregate principal amount of Ps.2,452 million.

In December 2015, we prepaid in full our outstanding bank debt denominated in U.S. dollars for an amount of US$450 million (nominal amount).

We are in compliance with all of our restrictive covenants as of the date of this annual report. A significant and prolonged deterioration in our consolidated results could cause us to cease to be in compliance under certain indebtedness in the future. We can provide no assurances that we will be able to incur indebtedness or to refinance existing indebtedness on similar terms in the future.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

Contingencies

We are subject to various claims and contingencies related to tax, labor and other legal proceedings. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions.

We have various losses related to tax, labor and other legal proceedings. We periodically assess the probability of loss for such contingencies and accrue a provision and/or disclose the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a provision for the estimated loss. See Note 24 to our consolidated financial statements. We use outside legal counsel for certain complex legal proceedings. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2015:

Long-Term
Tax, primarily indirect taxes	Ps. 1,658
Labor	1,340
Other legal	319

Total	Ps. 3,317

In recent years, our Mexican subsidiaries have been required to submit certain information to relevant authorities regarding alleged monopolistic practices. See “Item 8. Financial Information—Legal Proceedings—Mexico—Antitrust Matters.” Such proceedings are a normal occurrence in the beverage industry and we do not expect any significant liability to arise from these contingencies.

As is customary in Brazil, we have been required by the relevant authorities to collateralize tax contingencies currently in litigation amounting to Ps.3,569 million, Ps.3,026 million and Ps.2,248 million as of December 31, 2015, 2014 and 2013, respectively, by pledging fixed assets, or providing bank guarantees.

Capital Expenditures

The following table sets forth our capital expenditures, including investment in property, plant and equipment, deferred charges and other investments for the periods indicated on a consolidated basis and by consolidated reporting segment:

	Year Ended December 31,
	2015	2014	2013
	(in millions of Mexican pesos)
Capital expenditures, net(1)	11,484	11,313	11,703

(1)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

	Year Ended December 31,
	2015	2014	2013
	(in millions of Mexican pesos)
Mexico and Central America(1)	4,672	3,952	5,287
South America (excluding Venezuela)(2)	5,686	6,198	4,447
Venezuela	1,126	1,163	1,969

Total	11,484	11,313	11,703

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Colombia, Brazil and Argentina.

In 2015, we focused our capital expenditures on investments in (i) increasing production capacity; (ii) placing coolers with retailers; (iii) returnable bottles and cases; (iv) improving the efficiency of our distribution infrastructure; and (v) information technology. Through these measures, we continuously seek to improve our profit margins and overall profitability.

In 2014 and 2013, we focused part of our capital expenditures in the construction of a production plant in Minas Gerais, Brazil, which was completed and began operations in November 2014, and the construction of a production plant in Tocancipa, Colombia, which was completed and began operations in February 2015. See “Item 4. Information on the Company—Description of Property, Plant and Equipment.”

We have budgeted approximately US$690 million for our capital expenditures in 2016. Our capital expenditures in 2016 are primarily intended for:

•	investments in production capacity;

•	market investments;

•	returnable bottles and cases;

•	improvements throughout our distribution network; and

•	investments in information technology.

We estimate that of our projected capital expenditures for 2016, approximately 36.0% will be for our Mexican territories and the remaining will be for our non-Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2016. Our capital expenditure plan for 2016 may change based on market and other conditions, our results and financial resources.

Historically, The Coca-Cola Company has contributed resources in addition to our own capital expenditures. We generally use these contributions for initiatives that promote volume growth of Coca-Cola trademark beverages, including the placement of coolers with retailers. Such payments may result in a reduction in our selling expenses line. Contributions by The Coca-Cola Company are made on a discretionary basis. Although we believe that The Coca-Cola Company will make additional contributions in the future to assist our capital expenditure program based on past practice and the benefits to The Coca-Cola Company as owner of the Coca-Cola brands from investments that support the strength of the brands in our territories, we can give no assurance that any such contributions will be made.

Hedging Activities

We hold or enter into derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table provides a summary of the fair value of derivative instruments as of December 31, 2015. The fair market value is estimated using market prices that would apply to terminate the contracts at the end of the period and are confirmed by external sources, which generally are also our counterparties to the relevant contracts.

	Fair Value As Of December 31, 2015
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total fair value
	(in millions of Mexican pesos)
Cross Currency Swaps
Mexican pesos to U.S. dollars	—	1,899	—	—	1,899
Brazilian reais to U.S. dollars	—	317	—	—	317
Forwards
U.S. dollars to Mexican pesos	104	—	—	—	104
U.S. dollars to Brazilian reais	112	—	—	—	112
U.S. dollars to Colombian pesos	41	—	—	—	41
U.S. dollars to Argentine pesos	126	—	—	—	126
Options
U.S. dollars to Mexican pesos	57	—	—	—	57
U.S. dollars to Colombian pesos	8	—	—	—	8
Commodity Hedge Contracts
Sugar	(190)	—	—	—	(190)
Aluminum	(84)	—	—	—	(84)

In addition, our call option to acquire the remaining 49.0% stake in CCFPI and our put option to sell our ownership in CCFPI to The Coca-Cola Company are treated as derivative instruments for accounting purposes. See Note 19 to our consolidated financial statements for more information.

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

In accordance with our bylaws and Article 24 of the Mexican Securities Market Law, at least 25.0% of the members of our board of directors must be independent (as defined by the Mexican Securities Market Law). The board of directors may designate interim directors in the case that a director is absent or an elected director and corresponding alternate are unable to serve; the interim directors serve until the next shareholders meeting, at which the shareholders elect a replacement.

Our bylaws provide that when Series B shares are issued, which has not yet occurred, for every 10.0% of issued and paid shares of capital stock of our company held by shareholders of such Series B, either individually or as a group, such shareholders shall have the right to designate and revoke one director and the corresponding alternate, pursuant to Article 50 of the Mexican Securities Market Law.

Our bylaws provide that the board of directors shall meet at least four times a year. Since our major shareholders amended their Shareholders Agreement in February 2010, our bylaws were modified accordingly establishing that actions by the board of directors must be approved by at least a majority of the directors present and voting, except under certain limited circumstances which must include the favorable vote of at least two directors elected by the Series D shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.” The chairman of the board of directors, the chairman of our audit or Corporate Practices Committee, or at least 25.0% of our directors may call a board of directors’ meeting to include matters in the meeting agenda.

At our general ordinary shareholders meeting held on March 7, 2016, the following directors were appointed or confirmed: 13 directors and their respective alternates as applicable, were appointed or confirmed by holders of Series A shares, five directors and their respective alternates as applicable, were appointed or confirmed by holders of Series D shares and three directors and their respective alternates as applicable, were appointed or confirmed by holders of Series L shares. Our board of directors is currently comprised of 21 members.

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for information on relationships with certain directors and senior management.

As of the date of this annual report, our board of directors had the following members:

Series A Directors

José Antonio Fernández Carbajal Chairman	Born:	February 1954
	First elected:	1993, as director; 2001 as chairman.
	Term expires:	2017
	Principal occupation:	Executive Chairman of the Board of Directors of FEMSA.
	Other directorships:	Chairman of the board of directors of Fundación FEMSA and Instituto Tecnológico y de Estudios Superiores de Monterrey, or ITESM. Chairman Emeritus of US Mexico Foundation. Member of the board of directors of Heineken Holding, N.V., and vice-chairman of the supervisory board, chairman of the America’s committee and member of the preparatory committee and selection and appointment committee of Heineken, N.V. Member of the board of directors of Industrias Peñoles, S.A.B. de C.V., Grupo Televisa, S.A.B. de C.V., or Televisa, and Co-Chairman of the advisory board of Woodrow Wilson Center, Mexico Institute.

	Business experience:	Joined the strategic planning department of FEMSA in 1988, after which he held managerial positions at FEMSA Cerveza’s commercial division and OXXO. He was appointed Deputy Chief Executive Officer of FEMSA in 1991 and Chief Executive Officer in 1995, a position he held until December 31, 2013. As of January 1, 2014, he was appointed Executive Chairman of the board of directors of FEMSA.
	Education:	Holds a degree in Industrial Engineering and a Master in Business Administration, or MBA, from ITESM.
	Alternate director:	Bárbara Garza Lagüera Gonda(2)

Carlos Salazar Lomelín Director	Born:	April 1951
	First elected:	2000
	Term expires:	2017
	Principal occupation:	Chief Executive Officer of FEMSA.
	Other directorships:	Member of the board of directors of FEMSA, Grupo Financiero BBVA Bancomer, S.A. de C.V., or Grupo BBVA Bancomer, and Fundación FEMSA. Member of the advisory board of Premio Eugenio Garza Sada, Centro Internacional de Negocios Monterrey A.C. (CINTERMEX), Asociación Promotora de Exposiciones, A.C. and the ITESM’s EGADE Business School. Executive Chairman of the strategic planning board of the State of Nuevo Leon, Mexico.
	Business experience:	In addition, he has held managerial positions in several subsidiaries of FEMSA, including Grafo Regia, S.A. de C.V. and Plásticos Técnicos Mexicanos, S.A. de C.V., served as Chief Executive Officer of FEMSA Cerveza, where he also held various management positions in the Commercial Planning and Export divisions. In 2000 he was appointed our Chief Executive Officer, a position he held until December 31, 2013. As of January 1, 2014, he was appointed Chief Executive Officer of FEMSA.
	Education:	Holds a degree in Economics from ITESM, and performed postgraduate studies in Business Administration at ITESM and Economic Development in Italy.
	Alternate director:	Max Michel González

Miguel Eduardo Padilla Silva Director	Born:	January 1955
	First elected:	2016
	Term expires:	2017
	Principal occupation:	Chief Financial and Corporate Officer of FEMSA.
	Other directorships:	Member of the board of directors of Grupo Lamosa, S.A.B. de C.V., Club Industrial, A.C., Universidad Tec Milenio and Coppel, S.A. de C.V.
	Business experience:	He held the position of Chief Executive Officer of FEMSA Comercio from 2004 to 2016. Also, he held the positions of Planning and Control Officer of FEMSA from 1997 to 1999 and Chief Executive Officer of the Strategic Procurement Business Division of FEMSA from 2000 to 2003. He had a 20-year career in Alfa, S.A.B. de C.V., or Alfa, and held a position in Terza, S.A. de C.V. as Chief Executive Officer.
	Education:	Holds a degree in Mechanical Engineering from ITESM, a MBA from Cornell University and executive management studies at Instituto Panamericano de Alta Dirección de Empresa, or IPADE.
	Alternate director:	Paulina Garza Lagüera Gonda(2)

Javier Gerardo Astaburuaga Sanjines Director	Born:	July 1959
	First elected:	2006
	Term expires:	2017
	Principal occupation:	Vice-President of Corporate Development of FEMSA.
	Business experience:	Joined FEMSA as a financial information analyst and later acquired experience in corporate development, administration and finance, held various senior positions at FEMSA Cerveza between 1993 and 2001, including Chief Financial Officer and for two years he served as FEMSA Cerveza’s Director of Sales for the north region of Mexico, prior to his current position and until 2003, when he was appointed FEMSA Cerveza’s Co-Chief Executive Officer. He held the position of Chief Financial and Corporate Officer of FEMSA from 2006 to 2015.
	Other directorships:	Member of the supervisory board and audit committee of Heineken N.V.
	Education:	Holds a degree in accounting from ITESM and is licensed as a Certified Public Accountant, or CPA.
	Alternate director:	Francisco José Calderón Rojas

Federico Reyes García Director	Born:	September 1945
	First elected:	1992
	Term expires:	2017
	Principal occupation:	Independent Consultant.
	Business experience:	At FEMSA, he held the position of Executive Vice-President of Corporate Development from 1992 to 1993, Chief Financial Officer from 1999 to 2006, and Corporate Development Officer until 2015.
	Other directorships:	Member of the board of directors of Fundación FEMSA and Tec Salud.
	Education:	Holds a degree in Business and Finance from ITESM.
	Alternate director:	Alejandro Bailleres Gual

John Anthony Santa Maria Otazua Director	Born:	August 1957
	First elected:	2014
	Term expires:	2017
	Principal occupation:	Our Chief Executive Officer.
	Business experience:	Has served as our Strategic Planning and Business Development Officer and Chief Operating Officer of our Mexican operations. Has served as Strategic Planning and Commercial Development Officer and Chief Operating Officer of our South America division. As Strategic Planning Officer, he led the integration of the Panamco acquisition with our operations. He also has experience in several areas of our company, namely development of new products and mergers and acquisitions. Has experience with different bottler companies in Mexico in areas such as Strategic Planning and General Management.
	Other directorships:	Member of the board of directors and the commercial committee of Gentera, S.A.B. de C.V., or Gentera.
	Education:	Holds a degree in Business Administration and a MBA with a major in Finance from Southern Methodist University.
	Alternate director:	Héctor Treviño Gutiérrez

Mariana Garza Lagüera Gonda(2) Director	Born:	April 1970
	First elected:	2009
	Term expires:	2017
	Business experience:	Private Investor
	Other directorships:	Member of the board of directors of FEMSA, ITESM, Museo de Historia Mexicana, Inmobiliaria Valmex, S.A. de C.V., Inversiones Bursátiles Industriales, S.A. de C.V., Desarrollo Inmobiliario la Sierrita, S.A. de C.V., Refrigeración York, S.A. de C.V., Peñitas, S.A. de C.V., Controladora Pentafem, S.A.P.I. de C.V. and Monte Serena, S.A. de C.V.

	Education:	Holds a degree in Industrial Engineering from ITESM and a Master’s degree in International Administration from the Thunderbird American Graduate School of International Administration.
	Alternate director:	Alfonso Garza Garza(1)

Ricardo Guajardo Touché Director	Born:	May 1948
	First elected:	1993
	Term expires:	2017
	Principal occupation:	Chairman of the board of directors of Solfi, S.A. de C.V.
	Other directorships:	Member of the board of directors of FEMSA, Grupo Valores Operativos Monterrey, S.A.P.I. de C.V., El Puerto de Liverpool, S.A.B. de C.V., Alfa, Grupo BBVA Bancomer, BBVA Bancomer, S.A., Institución de Banca Múltiple, or BBVA Bancomer, Grupo Aeroportuario del Sureste, S.A. de C.V., Grupo Bimbo, S.A.B. de C.V., or Bimbo, Coppel, S.A. de C.V., ITESM and Vitro, S.A.B. de C.V.
	Business experience:	Has held senior executive positions at FEMSA, Grupo AXA, S.A. de C.V. and Valores de Monterrey, S.A.B. de C.V.
	Education:	Holds a degree in Electrical Engineering from ITESM and the University of Wisconsin and a Master’s degree from the University of California at Berkeley.
	Alternate director:	Daniel Alberto Rodríguez Cofré

Alfonso González Migoya Independent Director	Born:	January 1945
	First elected:	2006
	Term expires:	2017
	Principal occupation:	Chairman of the board of directors of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (Volaris), and managing partner of Acumen Empresarial, S.A. de C.V.
	Other directorships:	Member of the board of directors of Nemak, S.A.B. de C.V., Bolsa Mexicana de Valores, S.A.B. de C.V., Banregio Grupo Financiero, S.A., Cuprum, S.A. de C.V., Berel, S.A. de C.V., Servicios Corporativos Javer, S.A.B. de C.V. and ITESM.
	Business experience:	Served as Corporate Director of Alfa from 1995 to 2005 and as Chairman of the board of directors and Chief Executive Officer of Grupo Industrial Saltillo, S.A.B. de C.V. from 2009 to 2014.
	Education:	Holds a degree in Mechanical Engineering from ITESM and a MBA from the Stanford University Graduate School of Business.
	Alternate director:	Ernesto Cruz Velázquez de León

Enrique F. Senior Hernández Independent Director	Born:	August 1943
	First elected:	2004
	Term expires:	2017
	Principal occupation:	Managing Director of Allen & Company, LLC.
	Other directorship:	Member of the board of directors of Televisa, Cinemark USA, Inc. and Univision Communications, Inc.
	Business experience:	Among other clients, has provided financial advisory services to FEMSA and Coca-Cola FEMSA.
	Education:	Holds a Bachelor’s degree from Yale University, a law degree and Honorary Law Doctorate from Emerson College and a MBA from Harvard University Business School.
	Alternate director:	Herbert Allen III

Alfredo Livas Cantú Independent Director	Born:	July 1951
	First elected:	2014
	Term expires:	2017
	Principal occupation:	President of Praxis Financiera, S.C.
	Other directorships:	Member of the board of directors of FEMSA, Grupo Senda Autotransporte, S.A. de C.V., Grupo Acosta Verde, S.A. de C.V., Grupo Industrial Saltillo, S.A.B. de C.V., and Grupo Financiero Banorte, S.A.B. de C.V., and member of the governance committee of Grupo Proeza, S.A.P.I. de C.V.
	Education:	Holds a degree in Economics from Universidad Autónoma de Nuevo León and a MBA and Master’s in Economics from the University of Texas.
	Alternate director:	Jaime El Koury

Daniel Servitje Montull Independent Director	Born:	April 1959
	First elected:	1998
	Term expires:	2017
	Principal occupation:	Chief Executive Officer and Chairman of the board of directors of Bimbo.
	Other directorships:	Member of the board of directors of Grupo Financiero Banamex, S.A. de C.V., Instituto Mexicano para la Competitividad, A.C., The Consumer Goods Forum, Latin America Conservation Council (The Nature Conservancy) and Stanford GSB Advisory Council, and Chairman of the board of directors of Corporación Aura Solar, S.A.P.I. de C.V. and Servicios Comerciales de Energía, S.A. de C.V.
	Business experience:	Served as Vice-President of Bimbo.
	Education:	Holds a degree in Business Administration from the Universidad Iberoamericana in Mexico and a MBA from the Stanford University Graduate School of Business.
	Alternate director:	Sergio Deschamps Ebergenyi

José Luis Cutrale Director	Born:	September 1946
	First elected:	2004
	Term expires:	2017
	Principal occupation:	Chief Executive Officer of Sucocítrico Cutrale, Ltda.
	Other directorships:	Member of the board of directors of Cutrale North America, Inc., Cutrale Citrus Juice USA, Inc., Citrus Products, Inc. and Chiquita Brands International
	Business experience:	Founding partner of Sucocítrico Cutrale and member of the Brazilian American Chamber of Commerce.
	Education:	Holds a degree in Business Administration.
	Alternate director:	José Luis Cutrale, Jr.

Series D Directors

José Octavio Reyes Lagunes Director	Born:	March 1952
	First elected:	2016
	Term expires:	2017
	Principal occupation:	Vice Chairman of The Coca-Cola Export Corporation.
	Other directorships:	Member of the board of directors of MasterCard Worldwide, Coca-Cola Hellenic Bottling Company and Keurig Green Mountain, Inc.
	Business experience:	He served as President of the Latin American Group of The Coca-Cola Company from 2002 to 2012. Prior to that, he began his career with The Coca-Cola Company in 1980 as Manager of Strategic Planning at Coca-Cola de México, was appointed Manager of the Sprite and Diet Coke brands at the corporate headquarters in Atlanta in 1987, became Marketing Director for the Brazil Division in 1990, was named Marketing and Operations Vice President for the Mexico Division and became President for the Mexico Division in 1996.

	Education:	Holds a degree in Chemical Engineering from the Universidad Nacional Autónoma de México and a MBA from ITESM.
	Alternate director:	Robin Moore

Irial Finan Director	Born:	June 1957
	First elected:	2004
	Term expires:	2017
	Principal occupation:	Executive Vice-President and President of Bottling Investments.
	Other directorships:	Member of the board of directors of Coca-Cola HBC, Coca-Cola East Japan, The Coca-Cola Foundation, Supervisory Board for CCE AG (Germany), Smurfit Kappa Group and The American-Ireland Fund.
	Business experience:	He served as Chief Executive Officer of Coca-Cola Hellenic. Has experience in several Coca-Cola bottlers, mainly in Europe.
	Education:	Holds a Bachelor’s degree in Commerce from National University of Ireland and is an Associate of the Institute of Chartered Management Accountants.
	Alternate director:	Sunil Ghatnekar

Charles H. McTier Independent Director	Born:	January 1939
	First elected:	1998
	Term expires:	2017
	Principal occupation:	Retired
	Business experience:	Has been associated with the Robert W. Woodruff Foundation for over forty years, serving as its President from 1988-2006 and served as a trustee from 2006-2015. Served on the board of directors of nine U.S. Coca-Cola bottling companies in the 1970s and 1980s.
	Education:	Holds a Bachelor’s degree in Business Administration from Emory University.

Kathy Waller Director	Born:	May 1958
	First elected:	2015
	Term expires:	2017
	Principal occupation:	Executive Vice-President and Chief Financial Officer of The Coca-Cola Company.
	Other directorships:	Serves on the board of trustees of the University of Rochester, the advisory board of Catalyst, Inc. and the board of directors of Delta Airlines and Monster Beverage Corporation.
	Business experience:	Joined The Coca-Cola Company in 1987 as a Senior Accountant in the Accounting Research Department and assumed roles of increasing responsibility, including Principal Accountant for the Northeast Europe/Africa Group, Chief of Internal Audit as well as Comptroller, and Marketing Comptroller for the McDonald’s Group.
	Education:	Holds a Bachelor’s degree and a MBA from the University of Rochester and is licensed as a CPA.
	Alternate director:	Gloria Bowden

Eva María Garza Lagüera Gonda(3) Director	Born:	April 1958
	First elected:	2015
	Term expires:	2017
	Principal occupation:	Private Investor.
	Other directorships:	Member of the board of directors of ITESM, Premio Eugenio Garza Sada, Inmobiliaria Valmex, S.A. de C.V., Inversiones Bursátiles Industriales, S.A. de C.V., Desarrollo Inmobiliario la Sierrita, S.A. de C.V., Refrigeración York, S.A. de C.V., Peñitas, S.A. de C.V. and Controladora Pentafem, S.A.P.I. de C.V. and alternate member of the board of directors of FEMSA. Co-Founder and former President of Alternativas Pacíficas A.C.
	Education:	Holds a degree in Communications Science from ITESM.
	Alternate director:	Luis Rubio Freidberg

Series L Directors

Robert A. Fleishman Cahn Independent Director	Born:	February 1962
	First elected:	2012
	Term expires:	2017
	Principal occupation:	Chief Executive Officer of Grupo Tampico, S.A.P.I. de C.V.
	Other directorships:	Secretary of the board of directors of Grupo Tampico, S.A.P.I. de C.V. and its subsidiaries, and member of the regional board of Banco Nacional de México, S.A. and BBVA Bancomer.
	Education:	Holds a degree in Business Administration from the University of Texas and an Executive Development Program from Wharton School of the University of Pennsylvania.
	Alternate:	Herman Harris Fleishman Cahn

José Manuel Canal Hernando Independent Director	Born:	February 1940
	First elected:	2003
	Term expires:	2017
	Principal occupation:	Independent Consultant.
	Business experience:	Former managing partner at Arthur Andersen (Ruiz, Urquiza y Cía, S.C.) from 1981 to 1999, acted as statutory examiner of FEMSA from 1984 to 2002, founder and chairman of the Mexican Accounting Standards Board.
	Other directorships:	Member of the board of directors of FEMSA, Grupo Kuo, S.A.B. de C.V., Grupo Industrial Saltillo, S.A.B. de C.V. and Estafeta Mexicana, S.A. de C.V., member of the risk committee of Gentera, and statutory examiner of Grupo BBVA Bancomer.
	Education:	Holds a degree in Accounting from the Universidad Nacional Autónoma de México and is licensed as a CPA.
	Alternate:	Luis A. Nicolau Gutiérrez

Francisco Zambrano Rodríguez Independent Director	Born:	January 1953
	First elected:	2003
	Term expires:	2017
	Principal occupation:	Chief Executive Officer of Grupo Verterrak, S.A.P.I. de C.V. and Vice Chairman of the board of directors of Desarrollo Inmobiliario y de Valores, S.A. de C.V.
	Other directorships:	Member of the supervisory board of ITESM.
	Business experience:	Has extensive experience in investment banking and private investment services in Mexico.
	Education:	Holds a degree in Chemical Engineering from ITESM and a MBA from the University of Texas.
	Alternate director:	Karl Frei Buechi

(1)	Cousin of Eva María Garza Lagüera Gonda, Paulina Garza Lagüera Gonda, Mariana Garza Lagüera Gonda and Bárbara Garza Lagüera Gonda.

(2)	Sister of Eva Maria Garza Lagüera Gonda and sister-in-law of José Antonio Fernández Carbajal.

(3)	Wife of José Antonio Fernández Carbajal.

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

Pursuant to a shareholders’ agreement dated October 10, 2011, by and among Mr. Herman Harris Fleishman Cahn, Mr. Robert Alan Fleishman Cahn and FEMSA, Mr. Herman Harris Fleishman Cahn and Mr. Robert Alan Fleishman Cahn have been elected as director and alternate director of our board of directors beginning in October 2011 for six consecutive one-year terms. Mr. Herman Harris Fleishman Cahn and Mr. Robert Alan Fleishman Cahn alternate the roles of director and alternate director each year.

Executive Officers

The following are the principal executive officers of our company:

John Anthony Santa Maria Otazua Chief Executive Officer	Born:	August 1957
	Joined:	1995
	Appointed to current position:	2014
	Business experience with us:	Has served as our Strategic Planning and Business Development Officer and Chief Operating Officer of our Mexican operations. Has served as Strategic Planning and Commercial Development Officer and Chief Operating Officer of our South America division. As Strategic Planning Officer, he led the integration of the Panamco acquisition with our operations. He also has experience in several areas of our company, namely development of new products and mergers and acquisitions.
	Other business experience:	Has experience with different bottler companies in Mexico in areas such as Strategic Planning and General Management.
	Education:	Holds a degree in Business Administration and a MBA with a major in Finance from Southern Methodist University.

Héctor Treviño Gutiérrez Chief Financial Officer	Born:	August 1956
	Joined:	1981
	Appointed to current position:	1993
	Other business experience:	At FEMSA, was in charge of the International Financing department, served as Manager of Financial Planning and Manager of International Financing, Chief Officer of Strategic Planning and Chief Officer of Business Development and headed the Corporate Development department.
	Education:	Holds a degree in Chemical Engineering from ITESM and a MBA from the Wharton School of Business.

Tanya Cecilia Avellan Pinoargote Planning, Information Technology and Commercial Officer	Born:	May 1966
	Joined:	2002
	Appointed to current position:	2014
	Business experience with us:	Served as Strategic Planning Officer at FEMSA, Chief Operations Officer at our Central America division and Commercial Planning and Strategic Development Officer.
	Other business experience:	Has undertaken responsibilities in different multinational companies with vast experience in mass consumer goods.
	Education:	Holds a degree in Communications from Universidad Politécnica del Ecuador and a MBA specialized in marketing from INCAE Business School.

Raymundo Yutani Vela Human Resources Officer	Born:	June 1958
	Joined:	1999
	Appointed to current position:	2014
	Business experience with us:	Human Resources Officer at FEMSA Comercio from 1999 to 2014.
	Other business experience:	Worked as Human Resources Officer at Banco Santander-Serfin from 1995 to 1999.
	Education:	Holds a Bachelor’s degree in Accounting and a Master’s degree in Human Resources at Universidad Regiomontana and is licensed as a CPA.

Ernesto Javier Silva Almaguer Chief Operating Officer—Mexico	Born:	March 1953
	Joined:	1972
	Appointed to current position:	2011
	Business experience with us:	Has served as Strategic Planning Officer, Chief Operating Officer in Argentina, Mercosur, Mexico and Central America.
	Other business experience:	Has worked as General Director of former packaging subsidiaries of FEMSA, served as Vice-President of International Sales at FEMSA Empaques and Manager of FEMSA’s Corporate Planning and held several positions at Alfa.
	Education:	Holds a degree in Mechanical and Administrative Engineering from Universidad Autónoma de Nuevo León and a MBA from The University of Texas at Austin.

Rafael Alberto Suárez Olaguibel Chief Operating Officer—Latin America	Born:	April 1960
	Joined:	1986
	Appointed to current position:	2015
	Business experience with us:	Has served as Chief Operating Officer Latincentro Division, Commercial Planning and Strategic Development Officer, Chief Operating Officer of Mexico, Chief Operating Officer of Argentina, Distribution and Sales Director of Valley of Mexico and Marketing Director of Valley of Mexico.
	Other business experience:	Has worked as Franchises Manager and in other positions at The Coca-Cola Company in Mexico.
	Education:	Holds a degree in Economics and a MBA from ITESM.

José Ramón de Jesús Martínez Alonso Chief Operating Officer—Brazil	Born:	July 1961
	Joined:	2012
	Appointed to current position:	2014
	Business experience with us:	Served as Operational Planning Officer, Corporate Affairs Director for Mexico and Central America and Strategic Planning Director of our South America division.
	Other business experience:	Operations vice-president of Panamco from 1994 to 1999, Chief Operating Officer of Panamco from 1999 to 2002 and President of the National Association of Coca-Cola Bottlers in Mexico from 2005 to 2012.
	Education:	Holds a degree in Chemical Engineering from La Salle University and a MBA from IPADE.

Francisco Suárez Hernández Corporate Affairs Officer	Born:	November 1971
	Joined:	1997
	Appointed to current position:	2014
	Business experience with us:	He served as the Chief of Staff of the chairman of FEMSA’s board of directors and CEO of FEMSA. He also held positions in FEMSA’s packaging division in the commercial area in Mexico City and manufacturing plants in Baja California and other states in Mexico. He was named Sustainability Officer of FEMSA in February 2011.
	Education:	Holds a bachelor’s degree in Accounting from the Universidad Autónoma de Baja California, a MBA and a Doctorate degree in Business Administration at CETYS Universidad in Baja California.

Alejandro Javier Duncan Ancira Supply Chain and Engineering Officer	Born:	May 1957
	Joined:	1980
	Appointed to current position:	2015
	Business experience with us:	Infrastructure Planning Director of Mexico and our Technical Officer. Logistics, Manufacturing Officer in Argentina and Plant Manager in Mexico.
	Other business experience:	Has undertaken responsibilities in different areas such as technology, production, logistics, engineering and project management in manufacturing companies.
	Education:	Holds a degree in Mechanical-Electrical Engineering from ITESM and a MBA from Universidad de Monterrey.

Eduardo Guillermo Hernández Peña New Businesses Officer	Born:	October 1965
	Joined:	2015
	Appointed to current position:	2015
	Other business experience:	At Empresas Polar he held several positions in the beer, wine and food business. Since 2010, he served as Chief Executive Officer of Gloria, S.A.
	Education:	Holds a bachelor’s degree in Business Administration from Universidad Metropolitana in Venezuela, a degree in Marketing from Harvard University and a MBA from Northwestern University.

(1)	See “—Directors.”

Compensation of Directors and Officers

For the year ended December 31, 2015, the aggregate compensation of all of our executive officers paid or accrued for services in all capacities was approximately Ps.225 million. The aggregate compensation amount includes approximately Ps.117 million of cash bonus awards and bonuses paid to certain of our executive officers pursuant to our incentive plan for stock purchases. See “—EVA-Based Bonus Program.”

The aggregate compensation for directors during 2015 was Ps.22 million. For each meeting attended we paid US$13,000 to each director with foreign residence and US$9,000 to all other directors with residence in Mexico in 2015.

We paid US$5,000 to each of the members of the Audit, Finance and Planning and the Corporate Practices Committees per each meeting attended, and we paid US$6,500 to the chairman of the Audit Committee per meeting attended.

Our senior management and executive officers participate in our benefit plans in the same terms as our other employees. Members of our board of directors do not participate in our benefit plans. As of December 31, 2015, amounts accrued for all employees under our pension and retirement plans were Ps.2,687 million, of which Ps.864 million are already funded.

EVA-Based Bonus Program

Our bonus program for executives is based on complying with certain goals established annually by management, which include quantitative and qualitative objectives as well as the completion of special projects.

The quantitative objectives represent approximately 50.0% of the bonus and are based on the Economic Value Added, or EVA, methodology. These quantitative objectives, established for the executives at each entity, are based on a combination of the EVA generated per entity and by our company and the EVA generated by our parent company, FEMSA. The qualitative goals and special projects represent the remaining 50.0% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.

The bonus amount is determined based on each eligible participant’s level of responsibility and based on the EVA generated by the applicable business unit the employee works for. This formula is calculated considering the level of responsibility within the organization, the employees’ evaluation and competitive compensation in the market.

The incentive plan target is expressed in months of salary and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded as a part of the income statement and are paid in cash the following year. During the years ended December 31, 2015, 2014 and 2013, the bonus expense recorded amounted to Ps.549 million, Ps.523 million and Ps.533 million, respectively.

Share-based payment bonus plan. We have a stock incentive plan for the benefit of our executive officers. This plan uses as its main evaluation metric the EVA methodology. Under the EVA stock incentive plan, eligible executive officers are entitled to receive a special annual bonus (fixed amount), to purchase FEMSA and Coca-Cola FEMSA shares, based on the executive’s responsibility in the organization, their business’s EVA result and their individual performance. Until 2015, the acquired shares were deposited in a trust, and the executives accessed them one year after they were vested, at 20.0% per year. Beginning on January 1, 2016, the executives may access their acquired shares ratably over a three-year period. Fifty percent of our annual executive bonus under our stock incentive plan is to be used to purchase FEMSA shares and the remaining 50.0% to purchase our company’s shares. As of December 31, 2015, 2014 and 2013, no stock options had been granted to our employees.

The special bonus is granted to eligible employees on an annual basis and after withholding applicable taxes. We contribute the individual employee’s special bonus in cash to the administrative trust (which is controlled and consolidated by FEMSA), which then uses the funds to purchase FEMSA and Coca-Cola FEMSA shares (as instructed by the Corporate Practices Committee), which are then allocated to such eligible employee.

We account for our share-based payment bonus plan as an equity-settled share-based payment transaction, since it is our parent company, FEMSA, who ultimately grants and settles any shares due to executives.

Share Ownership

As of April 8, 2016, several of our directors and alternate directors were trust participants under the Irrevocable Trust No. 463 established at Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as trustee, which is the owner of approximately 74.9% of the voting stock of FEMSA, which in turn owns 47.9% of our outstanding capital stock. As a result of the voting trust’s internal procedures, the voting trust as a whole is deemed to have beneficial ownership with sole voting power of all the shares deposited in the voting trust, and each of the trust participants are deemed to have beneficial ownership with shared voting power over those same deposited shares. These directors and alternate directors are Alfonso Garza Garza, Paulina Garza Lagüera Gonda, Bárbara Garza Lagüera Gonda, Mariana Garza Lagüera Gonda and Eva María Garza Lagüera Gonda. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” None of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock. See Note 15 to our consolidated financial statements.

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

Our board of directors is supported by committees, which are working groups approved at our annual shareholders meeting that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. The following are the three committees of the board of directors:

•

Finance and Planning Committee. The Finance and Planning Committee works with management to set our annual and long-term strategic and financial plans and monitors adherence to these plans. It is responsible for setting our optimal capital structure and recommends the appropriate level of borrowing as well as the issuance of securities. Financial risk management is another responsibility of the Finance and Planning Committee. Irial Finan is the chairman of the Finance and Planning Committee. The other members include: Federico Reyes García, Ricardo Guajardo Touché, Enrique F. Senior Hernández and Miguel Eduardo Padilla Silva. The secretary non-member of the Finance and Planning Committee is Héctor Treviño Gutiérrez, our Chief Financial Officer.

•

Audit Committee. The Audit Committee is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee; the internal auditing function also reports to the Audit Committee. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, we compensate the independent auditor and any outside advisor hired by the Audit Committee and provide funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. José Manuel Canal Hernando is the chairman of the Audit Committee and the “audit committee financial expert”. Pursuant to the Mexican Securities Market Law, the chairman of the Audit Committee is elected at our shareholders meeting. The other members are: Alfonso González Migoya, Charles H. McTier, Francisco Zambrano Rodríguez and Ernesto Cruz Velázquez de León. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards. The secretary non-member of the Audit Committee is José González Ornelas, vice-president of FEMSA’s internal corporate control department.

•

Corporate Practices Committee. The Corporate Practices Committee, which consists exclusively of independent directors, is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders meeting and include matters on the agenda for that meeting that it deems appropriate, approve policies on related party transactions, approve the compensation plan of the chief executive officer and relevant officers, and support our board of directors in the elaboration of related reports. The chairman of the Corporate Practices Committee is Daniel Servitje Montull. Pursuant to the Mexican Securities Market Law, the chairman of the Corporate Practices Committee is elected at our shareholders meeting. The other members include: Alfredo Livas Cantú, Karl Frei Buechi, Luis Rubio Freidberg and Luis A. Nicolau Gutiérrez. The secretary non-member of the Corporate Practices Committee is Raymundo Yutani Vela.

•

Advisory Board. The Advisory’s Board main role is to advise and propose initiatives to our board of directors through the Chief Executive Officer. This committee is mainly comprised of former shareholders of the various bottling businesses that merged with us, whose experience constitute an important contribution to our operations.

Employees

As of December 31, 2015, our headcount was as follows: 50,186 in Mexico and Central America, 26,190 in South America (excluding Venezuela) and 7,336 in Venezuela. In the headcount we include the employees of third party distributors. The table below sets forth headcount by category for the periods indicated:

	As of December 31,
	2015	2014	2013
Executives	1,024	1,038	1,054
Non-union	24,479	24,502	24,955
Union	49,855	49,150	51,076
Employees of third party distributors	8,354	8,681	7,837

Total	83,712	83,371	84,922

As of December 31, 2015, approximately 56.0% of our employees, most of whom were employed in Mexico, were members of labor unions. We had 239 separate collective bargaining agreements with 133 labor unions. In general, we have a good relationship with the labor unions throughout our operations, except in Colombia, Venezuela and Guatemala, which are or have been the subjects of significant labor-related litigation. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information” and “Item 8. Financial Information—Legal Proceedings.” We believe we have appropriate reserves for these litigation proceedings and do not currently expect them to have a material adverse effect.

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

MAJOR SHAREHOLDERS

Our outstanding capital stock consists of three classes of securities: Series A shares held by FEMSA, Series D shares held by The Coca-Cola Company and Series L shares held by the public. The following table sets forth our major shareholders as of April 8, 2016:

Owner	Outstanding Capital Stock	Percentage Ownership of Outstanding Capital Stock	Percentage of Voting Rights
FEMSA (Series A shares)(1)	992,078,519	47.9%	63.0%
The Coca-Cola Company (Series D Shares)(2)	583,545,678	28.1%	37.0%
Public (Series L shares)(3)	497,298,032	24.0%	—

Total	2,072,922,229	100.0%	100.0%

(1)	FEMSA owns these shares through its wholly owned subsidiary Compañía Internacional de Bebidas, S.A. de C.V. Approximately 74.9% of the voting stock of FEMSA is owned by the technical committee and trust participants under Irrevocable Trust No. 463 established at Banco Invex, S.A. Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee. As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power of the shares deposited in the voting trust: BBVA Bancomer, S.A., as Trustee under Trust No. F/25078-7 (controlled by the estate of Max Michel Suberville), J.P. Morgan Trust Company (New Zealand) Limited, as Trustee under a trust (controlled by Paulina Garza Lagüera Gonda), Bárbara Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Eva Maria Garza Lagüera Gonda, Eva Gonda Rivera, Consuelo Garza Lagüera de Garza, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres Gonzalez, Maria Teresa Gual Aspe de Bailleres, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by the Garza Lagüera family), Corbal, S.A. de C.V. (controlled by Alberto Bailleres González), Magdalena Michel de David, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), BBVA Bancomer, S.A. as Trustee under Trust No. F/29013-0 (controlled by the Calderón Rojas family), the estate of Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Franca Servicios, S.A. de C.V. (controlled by the Calderón Rojas family), BBVA Bancomer, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), BBVA Bancomer, S.A., as Trustee under Trust No. F/710004 (controlled by Magdalena Michel de David) and BBVA Bancomer, S.A., as Trustee under Trust No. F/700005 (controlled by Renee Michel de Guichard).

(2)	The Coca-Cola Company indirectly owns these shares through its wholly owned subsidiaries, The Inmex Corporation and Dulux CBAI 2003 B.V.

(3)	Holders of Series L shares are only entitled to vote in limited circumstances. See “Item 10. Additional Information—Bylaws.” Holders of ADSs are entitled, subject to certain exceptions, to instruct The Bank of New York Mellon, a depositary, as to the exercise of the limited voting rights pertaining to the Series L shares underlying their ADSs.

Our Series A shares, owned by FEMSA, are held in Mexico and our Series D shares, owned by The Coca-Cola Company, are held outside of Mexico.

As of December 31, 2015, there were 14,850,774 of our outstanding ADSs (each ADS represents 10 Series L shares), and 29.9% of our outstanding Series L shares were represented by ADSs. As of April 8, 2016, 30.22% of our outstanding Series L shares were represented by ADSs, held by 349 holders (including The Depositary Trust Company) with registered addresses outside of Mexico.

The Shareholders Agreement

We operate pursuant to a shareholders agreement among two subsidiaries of FEMSA, The Coca-Cola Company and certain of its subsidiaries. This agreement, together with our bylaws, sets forth the basic rules pursuant to which we operate.

In February 2010, our main shareholders, FEMSA and The Coca-Cola Company, amended the shareholders agreement, and our bylaws were amended accordingly. The amendment mainly related to changes in the voting requirements for decisions on: (1) ordinary operations within an annual business plan and (2) appointment of the chief executive officer and all officers reporting to him, all of which now may be taken by the board of directors by simple majority voting. Also, the amendment provided that payment of dividends, up to an amount equivalent to 20.0% of the preceding years’ retained earnings, may be approved by a simple majority of the shareholders. Any decision on extraordinary matters, as they are defined by our bylaws and which include any new business acquisition, business combinations or any change in the existing line of business, among other things, shall require the approval of the majority of the members of the board of directors, with the vote of two of the members appointed by The Coca-Cola Company. Also, any decision related to such extraordinary matters or any payment of dividends above 20.0% of the preceding years’ retained earnings shall require the approval of a majority of Series A and Series D shares voting together as a single class.

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

In the event that (1) one of the principal shareholders buys the other’s interest in our company in any of the circumstances described above or (2) the ownership of our shares of capital stock other than the Series L shares of the subsidiaries of The Coca-Cola Company or FEMSA is reduced below 20.0% and upon the request of the shareholder whose interest is not so reduced, the shareholders agreement requires that our bylaws be amended to eliminate all share transfer restrictions and all special-majority voting and quorum requirements, after which the shareholders agreement would terminate.

The shareholders agreement also contains provisions relating to the principal shareholders understanding as to our growth. It states that it is The Coca-Cola Company’s intention that we will be viewed as one of a small number of its “anchor” bottlers in Latin America. In particular, the parties agree that it is desirable that we expand by acquiring additional bottler territories in Mexico and other Latin American countries in the event any become available through horizontal growth. In addition, The Coca-Cola Company has agreed, subject to a number of conditions, that if it obtains ownership of a bottler territory that fits with our operations, it will give us the option to acquire such territory. The Coca-Cola Company has also agreed to support reasonable and sound modifications to our capital structure to support horizontal growth. The Coca-Cola Company’s agreement as to horizontal growth expires upon either the elimination of the super-majority voting requirements described above or The Coca-Cola Company’s election to terminate the agreement as a result of a default.

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

•

We would like to keep open strategic alternatives that relate to the integration of sparkling beverages and beer. The Coca-Cola Company, FEMSA and we would explore these alternatives on a market-by-market basis at the appropriate time.

•

The Coca-Cola Company agreed to sell to a subsidiary of FEMSA sufficient shares to permit FEMSA to beneficially own 51.0% of our outstanding capital stock (assuming that this subsidiary of FEMSA does not sell any shares and that there are no issuances of our stock other than as contemplated by the acquisition). As a result of this understanding, in November 2006, FEMSA acquired, through a subsidiary, 148,000,000 of our Series D shares from certain subsidiaries of The Coca-Cola Company, representing 9.4% of the total outstanding voting shares and 8.0% of our total outstanding equity, at a price of US$2.888 per share for an aggregate amount of US$427.4 million. Pursuant to our bylaws, the acquired shares were converted from Series D shares to Series A shares.

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

Cooperation Framework with The Coca-Cola Company

In September 2006, we reached a comprehensive cooperation framework with The Coca-Cola Company for a new stage of collaboration going forward. This new framework includes the main aspects of our relationship with The Coca-Cola Company and defines the terms for the new collaborative business model. The framework is structured around three main objectives, which have been implemented as outlined below:

•

Sustainable growth of sparkling beverages, still beverages and waters: Together with The Coca-Cola Company, we have defined a platform to jointly pursue incremental growth in the sparkling beverages category, as well as accelerated development of still beverages and water across Latin America. To this end, The Coca-Cola Company will provide a relevant portion of the funds derived from the concentrate increase for marketing support of the entire portfolio. In addition, the framework contemplates a new, all-encompassing business model for the development, organically and through acquisitions, of still beverages and water that further aligns our and The Coca-Cola Company’s objectives and should contribute to incremental long-term value creation for both companies. With this objective in mind, we have jointly acquired the Brisa bottled water business in Colombia, we have a joint venture for the Jugos del Valle products in Mexico and Brazil and we have certain agreements to develop the Crystal water business and the Matte Leão business in Brazil with other bottlers, and the business of Estrella Azul, a leading dairy and juice-based beverage company in Panama. During 2011 we entered into a joint venture to develop certain coffee products in our territories. In addition, during 2012, we acquired, through Jugos del Valle, an indirect participation in Santa Clara, a producer of milk and dairy products in Mexico.

•

Our horizontal growth: The framework includes The Coca-Cola Company’s endorsement of our aspiration to continue being a leading participant in the consolidation of the Coca-Cola system in Latin America, as well as our exploration of potential opportunities in other markets where our operating model and strong execution capabilities could be leveraged. For example, in 2008 we entered into a transaction with The Coca-Cola Company to acquire from it, REMIL, which was The Coca-Cola Company’s wholly owned bottling franchise in the majority of the State of Minas Gerais, Brazil. On January 25, 2013 we closed the acquisition of 51.0% non-controlling majority stake of the outstanding shares of CCFPI from The Coca-Cola Company. From 2011 to 2013, we closed four mergers in Mexico and two acquisitions in Brazil. See “Item 4. Information on the Company—The Company—Corporate History.”

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

We sell our products to certain FEMSA subsidiaries, substantially all of which consists of our sales to a chain of convenience stores under the name OXXO. The aggregate amount of these sales to OXXO was Ps.3,749 million, Ps.3,414 million and Ps.3.078 million in 2015, 2014 and 2013, respectively.

We also purchase products from FEMSA and its subsidiaries. The aggregate amount of these purchases was Ps.7,720 million, Ps.7,368 million and Ps.5,200 million in 2015, 2014 and 2013, respectively. These amounts principally relate to raw materials, assets and services provided to us by FEMSA. In January 2008, we renewed our service agreement with another subsidiary of FEMSA, which provides for the continued provision of administrative services relating to insurance, legal and tax advice, relations with governmental authorities and certain administrative and internal auditing services that it has been providing since June 1993. In November 2000, we entered into a service agreement with a subsidiary of FEMSA for the transportation of finished products from our production facilities to our distribution centers within Mexico. In September 2010, FEMSA sold the Mundet brand in Mexico to The Coca-Cola Company through The Coca-Cola Company’s acquisition of 100.0% of the equity interest of Promotora de Marcas Nacionales, S.A. de C.V. We remain the licensee of the Mundet trademark under the license agreements with Promotora de Marcas Nacionales, S.A. de C.V. Both agreements are renewable for ten-year terms, subject to non-renewal by either party with notice to the other party. We recently expanded the territories covered by these agreements to certain of our operations outside of Mexico. We primarily purchase our glass bottles in Mexico from SIVESA, which until 2015 was a wholly owned subsidiary of Cuauhtémoc Moctezuma Holding, S.A. de C.V., formerly known as FEMSA Cerveza, currently a wholly owned subsidiary of the Heineken Group. The aggregate amount of our purchases from SIVESA amounted to Ps.216 million, Ps.278 million and Ps.266 million in 2015, 2014 and 2013, respectively. Finally, we continue to distribute and sell the Heineken beer portfolio, including Kaiser beer brands, in our Brazilian territories through the 20-year term, consistent with arrangements in place with Cervejarias Kaiser since 2006.

We also purchase products from Heineken and its subsidiaries. The aggregate amount of these purchases was Ps.6,944 million, Ps.6,288 million and Ps.3,734 million in 2015, 2014 and 2013, respectively. These amounts principally relate to raw materials and beer.

FEMSA is also a party to the understandings we have with The Coca-Cola Company relating to specified operational and business issues. A summary of these understandings is set forth under “—Major Shareholders—The Coca-Cola Memorandum.”

The Coca-Cola Company

We regularly engage in transactions with The Coca-Cola Company and its affiliates. We purchase all of our concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total expenses charged to us by The Coca-Cola Company for concentrates were approximately Ps.27,330 million, Ps.28,084 million and Ps.25,985 million in 2015, 2014 and 2013, respectively. Our company and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also contributes to our coolers, bottles and case investment program. We received contributions to our marketing expenses of Ps.3,749 million, Ps.4,118 million and Ps.4,206 million in 2015, 2014 and 2013, respectively.

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

In November 2007, we acquired together with The Coca-Cola Company 100.0% of the shares of capital stock of Jugos del Valle. Jugos del Valle sells fruit juice-based beverages and fruit derivatives. The business of Jugos del Valle in the United States was acquired and sold by The Coca-Cola Company. In 2008, we, The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and Brazilian operations, respectively, of Jugos del Valle. As of April 8, 2016, we held an interest of 26.3% in the Mexican joint business. In August 2010, we acquired from The Coca-Cola Company, along with other Brazilian Coca-Cola bottlers, Leão Alimentos, manufacturer and distributor of the Matte Leão tea brand. In January 2013, our Brazilian joint business of Jugos del Valle merged with Leão Alimentos. As of April 8, 2016, we held a 24.4% indirect interest in the Matte Leão business in Brazil.

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

In August 2012, we acquired, through Jugos del Valle, an indirect participation in Santa Clara, a producer of milk and dairy products in Mexico. As of April 8, 2016, we owned an indirect participation of 26.3% in Santa Clara.

In January, 2013, as part of our efforts to expand our geographic reach, we acquired a 51.0% non-controlling majority stake in CCFPI from The Coca-Cola Company. We have an option to acquire the remaining 49.0% stake in CCFPI at any time during the seven years following the closing date. We also have a put option to sell our ownership in CCFPI to The Coca-Cola Company commencing on the fifth anniversary of the closing date and ending on the sixth anniversary of the closing date. We currently manage the day-to-day operations of the business; however, pursuant to our shareholders’ agreement with The Coca-Cola Company (a) during a four-year period ending January 25, 2017, all decisions must be approved jointly with The Coca-Cola Company, (b) following this four-year period, all decisions related to the annual normal operations plan and any other ordinary matters will be approved only by us, (c) The Coca-Cola Company has the right to appoint (and may remove) CCFPI’s chief financial officer, and (d) we have the right to appoint (and may remove) the chief executive officer and all other officers of CCFPI. We currently recognize the results of CCFPI in our financial statements using the equity method.

Associated Companies

We also regularly engage in transactions with companies in which we own an equity interest that are not affiliated with The Coca-Cola Company, as described under “—The Coca-Cola Company.” We believe these transactions are on terms comparable to those that would result from arm’s length negotiations with unaffiliated third parties.

In Mexico, we purchase sparkling beverages in cans from Industria Envasadora de Querétaro, S.A. de C.V., or IEQSA, in which we hold an equity interest of 26.5%. We paid IEQSA Ps.731 million, Ps.591 million and Ps.615 million in 2015, 2014 and 2013, respectively. IEQSA purchases aluminum cans from FEMSA. We also purchase sugar from Beta San Miguel and PIASA, both sugar-cane producers in which, as of April 8, 2016, we held a 2.7% and 36.3% equity interest, respectively. We paid Ps.1,264 million, Ps.1,389 million and Ps.1,557 million to Beta San Miguel in 2015, 2014 and 2013, respectively. We paid Ps.1,236 million, Ps.1,020 million, and Ps.956 million to PIASA in 2015, 2014 and 2013, respectively.

In Mexico, we hold a 35.0% interest as of April 8, 2016 in PROMESA, a cooperative of Coca-Cola bottlers. Through PROMESA, we purchase cans for our Mexican operations, which are manufactured by FAMOSA, a wholly owned subsidiary of Cuauhtémoc Moctezuma Holding, S.A. de C.V., currently a wholly owned subsidiary of the Heineken Group. We purchased from PROMESA approximately Ps.587 million, Ps.567 million and Ps.670 million in 2015, 2014 and 2013, respectively.

Other Related Party Transactions

José Antonio Fernández Carbajal, our chairman of the board of directors, is also the chairman of the board of directors of ITESM, a Mexican private university that routinely receives donations from us.

Carlos Salazar Lomelín, a member of our board of directors, is also CEO of FEMSA and chairman of the consultant committee of EGADE, the graduate business school of ITESM, which is a prestigious university system with headquarters in Monterrey, Mexico. ITESM routinely receives donations from us and our subsidiaries.

Ricardo Guajardo Touché, a member of our board of directors, is also a member of the board of directors of ITESM.

Allen & Company LLC provides investment banking services to us and our affiliates in the ordinary course of its business. Enrique F. Senior Hernández, one of our directors, is a Managing Director of Allen & Company LLC, and Herbert Allen III, an alternate director, is the president of Allen & Company LLC.

We are insured in Mexico primarily under certain of FEMSA’s insurance policies, some of which are issued by Grupo Nacional Provincial S.A., of which the son of the chairman of its board of directors, Alejandro Bailleres Gual is one of our alternate members of the board of directors. FEMSA has informed us that the policies were purchased pursuant to a competitive bidding process.

In October 2011, we executed certain agreements with affiliates of Grupo Tampico that are still in effect, to acquire specific products and services such as plastic cases, certain trucks and car brands, as well as auto parts exclusively for the territories of Grupo Tampico, which agreements provide for certain preferences to be elected as suppliers in our suppliers’ bidding processes.

See Notes 6 and 13 to our consolidated financial statements for more information on our related party transactions, including transactions with parties that fall within the related party definition pursuant to IFRS rules.

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

LEGAL PROCEEDINGS

We are party to various legal proceedings in the ordinary course of business. Other than as disclosed in this annual report, we are not currently involved in any litigation or arbitration proceeding, including any proceeding that is pending or threatened of which we are aware, which we believe will have, or has had, a material adverse effect on our company. Other legal proceedings that are pending against or involve us and our subsidiaries are incidental to the conduct of our and their business. We believe that the ultimate resolution of such other proceedings individually or in an aggregate basis will not have a material adverse effect on our consolidated financial condition or results.

Mexico

Antitrust Matters. During 2000, the COFECE, motivated by complaints filed by PepsiCo and certain of its bottlers in Mexico, began an investigation of The Coca-Cola Company Export Corporation and the Mexican Coca-Cola bottlers for alleged monopolistic practices through exclusivity arrangements with certain retailers. Nine of our Mexican subsidiaries, including those acquired through our merger with Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano, were involved in this matter. After the corresponding legal proceedings in 2008, a Mexican Federal Court rendered an adverse judgment against three of our nine Mexican subsidiaries involved in the proceedings, upholding a fine of approximately Ps.10.5 million imposed by COFECE on each of the three subsidiaries and ordering the immediate suspension of such practices of alleged exclusivity arrangements and conditional dealings. On August 7, 2012, a Federal Court dismissed and denied an appeal that we filed on behalf of one of our subsidiaries after the merger with Grupo Fomento Queretano, which had received an adverse judgment. We filed a motion for reconsideration on September 12, 2012, which was resolved on March 22, 2013 confirming the Ps.10.5 million fine imposed by the COFECE. With respect to the complaints against the remaining six subsidiaries, a favorable resolution was issued in the Mexican Federal Courts and, consequently, the COFECE withdrew the fines and ruled in favor of six of our subsidiaries on the grounds of insufficient evidence to prove individual and specific liability in the alleged antitrust violations.

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

On May 17, 2012, such new amparo claim was resolved, again in favor of one of our subsidiaries, requesting the COFECE to recalculate the amount of the fine. The COFECE maintained the amount of the fine in a new resolution which we challenged through a new amparo claim filed on July 31, 2013 before a District Judge in Acapulco, Guerrero and are still awaiting final resolution.

In February 2009, the COFECE began a new investigation of alleged monopolistic practices filed by PepsiCo consisting of sparkling beverage sales subject to exclusivity agreements and the granting of discounts and/or benefits in exchange for exclusivity arrangements with certain retailers. In December 2011, the COFECE closed this investigation on the grounds of insufficient evidence of monopolistic practices by The Coca-Cola Company and some of its bottlers, including us. On February 9, 2012, PepsiCo appealed the decision of the COFECE. The COFECE confirmed its decision on May 3, 2012.

In June and July 2010, Ajemex, S.A. de C.V., or Ajemex, filed two complaints with the COFECE against The Coca-Cola Export Corporation and certain Coca-Cola bottlers, including us, alleging the continued performance of monopolistic practices in breach of COFECE’s resolution dated June 30, 2005. On January 23, 2015, The Coca-Cola Export Corporation and the Coca-Cola bottlers provided evidence to COFECE against these allegations. The COFECE ruled upon these proceedings in favor of The Coca-Cola Export Corporation and the Coca-Cola bottlers. On April 6, 2015, Ajemex filed an amparo claim against said resolution, which was dismissed and denied by a Federal District Judge. No further action was pursued by Ajemex, and the resolution became final.

Item 9.	The Offer and Listing

The following table sets forth, for the periods indicated, the reported high and low nominal sale prices for the Series L shares on the Mexican Stock Exchange and the reported high and low nominal sale prices for the ADSs on the NYSE:

	Mexican Stock Exchange Mexican pesos per Series L Share				New York Stock Exchange U.S. dollars per ADS
	High(1)		Low(1)		High(1)		Low(1)
2011:
Full year	Ps.	135.91	Ps.	87.40	US$	98.90	US$	72.08
2012:
Full year		191.34		125.61		149.43		94.30
2013:
Full year		219.70		146.23		178.66		111.66
2014:
Full year		155.38		121.59		120.08		84.22

First quarter		153.49		121.59		117.83		91.60
Second quarter		155.38		129.58		120.08		99.60
Third quarter		149.54		131.80		115.78		98.31
Fourth quarter		142.07		124.45		105.80		84.22
2015:
Full year		132.03		113.51		89.91		65.90

First quarter		132.03		119.22		89.91		78.53
Second quarter		131.64		120.01		86.64		77.74
Third quarter		128.28		113.51		81.33		65.90
Fourth quarter		131.97		114.45		79.89		68.16

October		128.88		114.45		77.40		68.16
November		131.97		126.20		79.89		75.24
December		129.26		122.52		78.25		70.70
2016
January		127.50		116.91		70.81		64.48
February		135.65		124.27		73.84		67.12
March		143.56		134.54		83.13		75.16

(1)	High and low closing prices for the periods presented.

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange or the Bolsa Mexicana de Valores, S.A.B. de C.V., located in Mexico City, is the only stock exchange in Mexico. Trading takes place principally through automated systems that are open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. Beginning in March 2008, during daylight savings time, trading hours change to match the NYSE trading hours, opening at 7:30 a.m. and closing at 2:00 p.m. local time. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the Series L shares in the form of ADSs that are directly or indirectly quoted on a stock exchange outside of Mexico.

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

Purposes

The main corporate purposes of our company include the following:

•	to establish, promote and create corporations or companies of any type, as well as to acquire and possess shares or equity participations in such entities;

•	to carry out all types of transactions involving bonds, shares, equity, participations and securities of any type;

•	to provide or receive advisory, consulting or other types of services;

•	to conduct business with equipment, raw materials and any other items necessary to the companies in which we have an interest in or with whom we have commercial relations;

•	to acquire and dispose of trademarks, tradenames, commercial names, copyrights, patents, inventions, franchises, distributions, concessions and processes;

•	to possess, build, lease and operate real and personal property, install or by any other title operate plants, warehouses, workshops, retail or deposits necessary to comply with our corporate purpose;

•	to subscribe, buy and sell stocks, bonds and securities among other things; and

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

Under our bylaws, holders of Series L shares are entitled to vote in limited circumstances. They may appoint for election and elect up to three of our maximum of 21 directors and, in certain circumstances where holders of Series L shares have not voted for the director elected by holders of the majority of these series of shares, they may be entitled to elect and remove one director, through a general shareholders meeting, for every 10.0% they own of all issued, subscribed and paid shares of the capital stock of our company, pursuant to the Mexican Securities Market Law. See “Item 6. Directors, Senior Management and Employees.” In addition, they are entitled to vote on certain matters, including certain changes in our corporate form, mergers involving our company when our company is the merged entity or when the principal corporate purpose of the merged entity is not related to the corporate purpose of our company, the cancellation of the registration of the Series L shares in the Mexican Stock Exchange or any other foreign stock exchange and those matters for which the Mexican Securities Market Law expressly allow them to vote.

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

A quorum of 82.0% of our subscribed and paid shares of capital stock (including the Series L shares) and the vote of at least a majority of our capital stock voting (and not abstaining) at such extraordinary meeting is required for:

•	changes in the corporate form of our company from one type of company to another (other than changing from a variable capital to fixed-capital corporation and vice versa);

•	any merger where we are not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of our company or our subsidiaries; and

•	cancellation of the registration of our Series L shares with the Mexican Registry of Securities, or RNV, maintained by the CNBV or with other foreign stock exchanges on which our shares may be listed.

In the event of cancellation of the registration of any of our shares in the RNV, whether by order of the CNBV or at our request with the prior consent of 95.0% of the holders of our outstanding capital stock, our bylaws and the Mexican Securities Market Law require us to make a public offer to acquire these shares prior to their cancellation.

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

Pursuant to the Mexican Securities Market Law, we are subject to a number of minority shareholder protections. These minority protections include provisions that permit:

•

for every 10.0% of our outstanding capital stock entitled to vote (including in a limited or restricted manner) held by holders, either individually or as a group, such holders may require the chairman of the board of directors or of the Audit or Corporate Practices Committees to call a shareholders meeting;

•	holders of at least 5.0% of our outstanding capital stock may bring an action for liability against our directors, the secretary of the board of directors or certain key officers;

•

for every 10.0% of our outstanding capital stock who are entitled to vote, including limited or restricted vote, held by holders, either individually or as a group, such holders at any shareholders meeting to request that resolutions with respect to any matter on which they considered they were not sufficiently informed be postponed;

•

holders of 20.0% of our outstanding capital stock to oppose any resolution adopted at a shareholders meeting in which they are entitled to vote and file a petition for a court order to suspend the resolution temporarily within 15 days following the adjournment of the meeting at which the action was taken, provided that (1) the challenged resolution violates Mexican law or our bylaws, (2) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution and (3) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing shareholder; and

•

for every 10.0% of our outstanding capital stock who are entitled to vote, including limited or restricted vote, held by holders, either individually or as a group, such holders to appoint one member of our board of directors and one alternate member of our board of directors up to the maximum number of directors that each series is entitled to appoint under our bylaws.

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

Pursuant to Mexican law, an ordinary annual meeting must be held at least once each year (1) to consider the approval of the financial statements of our company for the preceding fiscal year, (2) to determine the allocation of the profits of the preceding fiscal year and (3) to appoint the members of the board of directors of our company. The holders of Series A and Series D shares are entitled to vote in such ordinary annual meeting regarding all three matters mentioned above, and the holders of Series L shares are exclusively entitled to vote in relation to the appointment of members of the board of directors (i.e. three directors and their respective alternate directors). Further, any transaction to be entered into by us or our subsidiaries within the next fiscal year that represents 20.0% or more of our consolidated assets must be approved at an ordinary shareholders meeting at which holders of Series L shares shall be entitled to vote.

Mexican law provides for a special meeting of shareholders to allow holders of shares of a specific series to vote as a class on any action that would prejudice exclusively the rights of holders of such series. Holders of Series A, Series D and Series L shares at their respective special meetings or at an annual ordinary meeting, must appoint, remove or ratify directors, as well as determine their compensation.

The quorum for ordinary and extraordinary meetings at which holders of Series L shares are not entitled to vote is 76.0% of the holders of subscribed and paid Series A and Series D shares, and the quorum for an extraordinary meeting at which holders of Series L shares are entitled to vote is 82.0% of the subscribed and paid shares of capital stock.

The quorum for special meetings of any series of shares is 75.0% of the holders of the subscribed and paid capital stock of such shares, and action may be taken by holders of a majority of such series of shares.

Resolutions adopted at an ordinary or extraordinary shareholders meeting are valid when adopted by holders of at least a majority of the subscribed and paid in capital stock voting (and not abstaining) at the meeting, unless in the event of any decisions defined as extraordinary matters by the bylaws or any payment of dividends above 20.0% of the preceding years’ retained earnings, which shall require the approval of a majority of shareholders of each of Series A and Series D shares voting together as a single class. Resolutions adopted at a special shareholders meeting are valid when adopted by the holders of at least a majority of the subscribed and paid shares of the series of shares entitled to attend the special meeting.

Shareholders meetings may be called by the board of directors, the Audit Committee or the Corporate Practices Committee and, under certain circumstances, a Mexican court. For every 10.0% or more of our capital stock held by holders, either individually or as a group, such holders may require the chairman of the board of directors, or the chairmen of the Audit Committee or Corporate Practices Committee to call a shareholders meeting. A notice of meeting and an agenda must be published in a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. Notices must set forth the place, date and time of the meeting and the matters to be addressed and must be signed by whoever convened the meeting. All relevant information relating to the shareholders meeting must be made available to shareholders starting on the date of publication of the notice. To attend a meeting, shareholders must deposit their shares with us or with Indeval or an institution for the deposit of securities prior to the meeting as indicated in the notice. If entitled to attend the meeting, a shareholder may be represented by an attorney-in-fact.

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

Dividend Rights

At the annual ordinary meeting of holders of Series A and Series D shares, the board of directors submits our financial statements for the previous fiscal year, together with a report thereon by the board of directors. Once the holders of Series A and Series D shares have approved the financial statements, they determine the allocation of our net income for the preceding year. Mexican law requires the allocation of at least 5.0% of net income to a legal reserve, which is not subsequently available for distribution until the amount of the legal reserve equals 20.0% of our capital stock. Thereafter, the holders of Series A and Series D shares may determine and allocate a certain percentage of net income to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net income is available for distribution in the form of dividends to the shareholders.

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

Change in Capital

According to our bylaws, any change in our authorized capital stock requires a resolution of an extraordinary meeting of shareholders. We are permitted to issue shares representing fixed capital and shares representing variable capital. The fixed portion of our capital stock may be increased or decreased only by amendment of our bylaws adopted by a resolution at an extraordinary meeting of the shareholders. The variable portion of our capital stock may be increased or decreased by resolution of an ordinary meeting of the shareholders without amending our bylaws. All changes in the fixed or variable capital have to be registered in our capital variation registry, as required by the applicable law.

A capital stock increase may be effected through the issuance of new shares for payment in cash or in kind, or by capitalization of indebtedness or of certain items of equity. Treasury stock may only be sold pursuant to a public offering.

Preemptive Rights

The Mexican Securities Market Law permits the issuance and sale of shares through a public offering without granting shareholders preemptive rights, if permitted by the bylaws and upon, among other things, authorization of the CNBV and the approval of the extraordinary shareholders meeting called for such purpose. Under Mexican law and our bylaws, except in these circumstances and other limited circumstances (including mergers, sale of repurchased shares, convertible securities into shares and capital increases by means of payment in kind for shares or shares issued in return for the cancellation of debt), in the event of an increase in our capital stock, a holder of record generally has the right to subscribe shares of a series held by such holder sufficient to maintain such holder’s existing proportionate holding of shares of that series. Preemptive rights must be exercised during a term fixed by the shareholders at the meeting declaring the capital increase, which term must last at least 15 days following the publication of notice of the capital increase in the Mexican Official State Gazette. As a result of applicable United States securities laws, holders of ADSs may be restricted in their ability to participate in the exercise of preemptive rights under the terms of the deposit agreement. Shares subject to a preemptive rights offering, with respect to which preemptive rights have not been exercised, may be sold by us to third parties on the same terms and conditions previously approved by the shareholders or the board of directors. Under Mexican law, preemptive rights cannot be waived in advance or be assigned, or be represented by an instrument that is negotiable separately from the corresponding shares.

Limitations on Share Ownership

Ownership of shares of Mexican companies by non-Mexican residents is regulated by the 1993 Foreign Investment Law and its regulations, as amended. The Mexican Foreign Investment Commission is responsible for enforcing and supervising compliance with the Mexican Foreign Investment Law and its regulations.

As a general rule, the Mexican Foreign Investment Law allows foreign holdings of up to 100.0% of the capital stock of Mexican companies, except for those companies engaged in certain specified restricted industries. The Mexican Foreign Investment Law and its regulations require that Mexican shareholders retain the power to determine the administrative control and the management of corporations in industries in which special restrictions on foreign holdings are applicable. Foreign investment in our shares is not limited under either the Mexican Foreign Investment Law or its regulations.

Although the Mexican Foreign Investment Law grants broad authority to the Mexican Foreign Investment Commission to allow foreign investors to own more than 49.0% of the capital of Mexican enterprises after taking into consideration public policy and economic concerns, our bylaws provide that Series A shares must at all times constitute no less than 51.0% of all outstanding common shares with full voting rights (excluding Series L shares) and may only be held by Mexican investors. Under our bylaws, in the event Series A shares are subscribed or acquired by any other shareholders holding shares of any other series, and the shareholder is of a citizenship other than Mexican, these Series A shares are automatically converted into shares of the same series of stock that this shareholder owns, and this conversion will be considered perfected at the same time as the subscription or acquisition.

Other Provisions

Authority of the Board of Directors. The board of directors is our main managing body and is authorized to take any action in connection with our operations not expressly reserved to our shareholders. Pursuant to the Mexican Securities Market Law, the board of directors must approve, observing at all moments their duty of care and duty of loyalty, among other matters the following:

•	any related party transactions outside the ordinary course of our business;

•	significant asset transfers or acquisitions;

•	material guarantees or collateral;

•	appointment of officers and managers deemed necessary, as well as the creation of the necessary committees;

•	the annual business plan and the five-year business plan; internal policies; and

•	other material transactions.

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

Our directors may be liable for damages for failing to comply with their duty of care if such failure causes economic damage to us or our subsidiaries and the director (1) failed to attend board of directors’ or committee meetings and as a result of, such failure, the board of directors is unable to take action, unless such absence is approved by the shareholders meeting, (2) failed to disclose to the board of directors or the committees material information necessary for the board of directors to reach a decision, unless legally prohibited from doing so or required to do so to maintain confidentiality, and (3) failed to comply with the duties imposed by the Mexican Securities Market Law or our bylaws.

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

Appraisal Rights. Whenever the shareholders approve a change of corporate purpose, change of nationality or change the corporate form of our company, any shareholder entitled to vote on such change that has voted against it, may withdraw as a shareholder of our company and have its shares redeemed at a price per share calculated as specified under applicable Mexican law, provided that it exercises its right within 15 days following the adjournment of the meeting at which the change was approved. In this case, the shareholder would be entitled to the reimbursement of its shares, in proportion to our assets in accordance with the last approved balance sheet. Because holders of Series L shares are not entitled to vote on certain types of these changes, these withdrawal rights are available to holders of Series L shares in fewer cases than to holders of other series of our capital stock.

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

Actions Against Directors. Shareholders (including holders of Series L shares) representing, in the aggregate, not less than 5.0% of the capital stock may directly bring an action against directors.

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

Limited Liability. The liability of shareholders for our company’s losses is limited to their participation in our company.

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

We operate pursuant to a shareholders agreement, as amended from time to time, among certain subsidiaries of FEMSA, The Coca-Cola Company and certain of its subsidiaries. For a discussion of the terms of this agreement, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”

We purchase the majority of our non-returnable plastic bottles from Alpla, a provider authorized by The Coca-Cola Company, pursuant to an agreement we entered into in April 1998 for our original operations in Mexico. Under this agreement, we rent plant space to Alpla, where it produces plastic bottles to certain specifications and quantities for our use.

In July 2015, after a bidding process, we executed new agreements with Hewlett Packard for the outsourcing of technology services in all of our territories. These agreements are valid until July 2020, unless terminated by us through previous notice to Hewlett Packard.

See “Item 5. Operating and Financial Review and Prospects—Summary of Significant Debt Instruments” for a brief discussion of certain terms of our significant debt agreements.

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for a discussion of other transactions and agreements with our affiliates and associated companies.

TAXATION

The following summary contains a description of certain U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of our Series L shares or ADSs by a holder that is a citizen or resident of the United States, a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the Series L shares or ADSs, which we refer to as a U.S. holder, but it does not purport to be a description of all of the possible tax considerations that may be relevant to a decision to purchase, hold or dispose of the Series L shares or ADSs. In particular, this discussion does not address all Mexican or U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, dealers, traders who elect to mark to market, tax-exempt entities, insurance companies, certain short-term holders of Series L shares or ADSs or investors who hold the Series L shares or ADSs as part of a hedge, straddle, conversion or integrated transaction, partnerships or partners therein or investors who have a “functional currency” other than the U.S. dollar. U.S. holders should be aware that the tax consequences of holding the Series L shares or ADSs may be materially different for investors described in the preceding sentence. This summary deals only with U.S. holders that will hold the Series L shares or ADSs as capital assets and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10.0% or more of the voting shares (including Series L shares) of our company.

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

Mexican Taxation

For purposes of this summary, the term “non-resident holder” means a holder that is not a resident of Mexico and that does not hold the Series L shares, or ADSs in connection with the conduct of a trade or business through a permanent establishment in Mexico. For purposes of Mexican taxation, an individual is a resident of Mexico if he or she has established his or her home in Mexico, or if he or she has another home outside Mexico but his or her “center of vital interests” (as defined in the Mexican Tax Code) is located in Mexico. The “center of vital interests” of an individual is situated in Mexico when, among other circumstances, more than 50.0% of that person’s total income during a calendar year originates from within Mexico. A legal entity is a resident of Mexico if it has its principal place of business or its place of effective management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such a person can demonstrate that the contrary is true. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to such a permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

Tax Considerations Relating to the Series L shares and the ADSs

Taxation of Dividends. Effective as of January 1, 2014, under Mexican income tax law, dividends, either in cash or in kind, paid to individuals that are Mexican residents, and to individuals and companies that are non-Mexican residents on our Series L shares and our Series L shares represented by ADSs are subject to a 10.0% Mexican withholding tax. However, profits that were earned and subject to income tax before January 1, 2014 are exempt from this withholding tax.

Taxation of Dispositions of ADSs or Series L shares. Effective as of January 1, 2014, gains from the sale or disposition of ADSs or Series L shares traded in the stock exchange by individuals that are Mexican residents will be subject to an income tax rate of 10.0%, and gains from the sale or disposition of ADSs or Series L shares traded in the stock exchange by individuals and companies that are non-Mexican residents will be subject to a 10.0% Mexican withholding tax. The cost at which shares were acquired prior to January 1, 2014, is calculated by using the average closing price per share in the last twenty-two days. If the closing price per share in the last twenty-two days is considered unusual as compared to the closing prices in the last six months, then the calculation is made using the average closing price per share in the last six months. However, a holder that is eligible to claim benefits from any tax treaty will be exempt from Mexican withholding tax on gains realized on a sale or other disposition of Series L shares or ADSs, provided certain additional requirements are met.

Gains on the sale or other disposition of Series L shares or ADSs made in other circumstances generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor. However, under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on a sale or other disposition of Series L shares or ADSs in a transaction that is not carried out through the Mexican Stock Exchange or other approved securities markets, so long as the holder did not own, directly or indirectly, 25.0% or more of our total capital stock (including Series L shares represented by ADSs) within the 12-month period preceding such sale or other disposition and provided that the gains are not attributable to a permanent establishment or a fixed base in Mexico. Deposits of Series L shares in exchange for ADSs and withdrawals of Series L shares in exchange for ADSs will not give rise to Mexican tax.

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

Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of the Series L shares, or by the depositary, in the case of the Series L shares represented by the ADSs (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of Series L shares or ADSs generally is subject to taxation at the preferential rates applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules, or the dividends are paid with respect to ADSs that are readily tradable on an established U.S. securities market and (2) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2015 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2016 taxable year. U.S. holders should consult their tax advisers regarding the treatment of the foreign currency gain or loss, if any, on any Mexican pesos received that are converted into U.S. dollars on a date subsequent to the date of receipt. Dividends generally will constitute foreign source “passive income” for U.S. foreign tax credit purposes.

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

As part of our risk management strategy, we use derivative financial instruments with the purpose of (1) achieving a desired liability structure with a balanced risk profile, (2) managing the exposure to production input and raw material costs and (3) hedging balance sheet and cash flow exposures to foreign currency fluctuation. We do not use derivative financial instruments for speculative or profit-generating purposes. We track the fair value (mark to market) of our derivative financial instruments and its possible changes using scenario analyses.

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2015, we had total indebtedness of Ps.66,730 million, of which 93.0% bore interest at fixed interest rates and 7.0% bore interest at variable interest rates. After giving effect to our swap and forward contracts, as of December 31, 2015, 76.0% of our debt was fixed-rate and 24.0% of our debt was variable-rate. The interest rate on our variable rate debt denominated in U.S. dollars is generally determined by reference to the London Interbank Offer Rate, or LIBOR; the interest rate on our variable rate debt denominated in Mexican pesos is generally determined by reference to the TIIE; and the interest rate on our variable rate debt denominated in Brazilian reais is generally determined by reference to the Brazilian Interbank Deposit Rate (Cetip Depósitos Interfinanceiros). If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our financial instruments that are sensitive to changes in interest rates, without giving effect to interest rate swaps. The table presents weighted average interest rates by expected contractual maturity dates. Weighted average variable rates are based on the reference rates on December 31, 2015, plus spreads, contracted by us. The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos, Brazilian reais, Colombian pesos and Argentine pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, converted at an exchange rate of Ps.17.20 Mexican pesos per U.S. dollar reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2015.

The table below also includes the fair value of long-term debt based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities. Furthermore, the fair value of long-term notes payable is based on quoted market prices on December 31, 2015. As of December 31, 2015, the fair value represents a loss amount of Ps.841 million.

Principal by Year of Maturity

	As of December 31, 2015								As of December 31, 2014
	2016	2017	2018	2019	2020	2021 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
	(in millions of Mexican pesos, except percentages)
Long-Term Debt and Notes:
Fixed Rate Debt and Notes
U.S. dollars (Notes)	—	—	17,158	—	8,566	25,609	51,333	52,990	43,893
Interest Rate(1)	—	—	2.4%	—	4.6%	4.4%	3.8%	—	3.8%
U.S. dollars (Bank Loans)	—	—	—	—	—	—	—	—	30
Interest Rate(1)	—	—	—	—	—	—	—	—	3.9%
Mexican pesos (Certificados Bursátiles)	—	—	—	—	—	9,989	9,989	9,527	9,988
Interest Rate(1)	—	—	—	—	—	6.2%	6.2%	—	6.2%
Brazilian reais (Bank Loans)	70	97	98	95	80	111	551	386	233
Interest Rate(1)	6.8%	6.9%	6.9%	6.9%	6.8%	5.6%	6.6%	—	4.6%
Brazilian reais (Financial Leasing)	67	66	65	62	51	149	460	356	760
Interest Rate(1)	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%	4.6%	—	4.6%
Argentine pesos (Bank Loans)	18	—	—	—	—	—	18	17	309
Interest Rate(1)	15.3%	—	—	—	—	—	15.3%	—	26.9%

Total Fixed Rate	155	163	17,321	157	8,697	35,858	62,351	63,276	55,213

	As of December 31, 2015								As of December 31, 2014
	2016	2017	2018	2019	2020	2021 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
	(in millions of Mexican pesos, except percentages)
Variable Rate Debt
U.S. dollars (Bank Loans)	—	—	—	—	—	—	—	—	6,956
Interest Rate(1)	—	—	—	—	—	—	—	—	0.9%
Mexican pesos (Bank Loans)	—	—	—	—	—	—	—	—	—
Interest Rate(1)	—	—	—	—	—	—	—	—	—
Mexican pesos (Certificados Bursátiles)	2,496	—	—	—	—	—	2,496	2,500	2,473
Interest Rate(1)	3.6%	—	—	—	—	—	3.6%	—	3.4%
Brazilian reais (Bank Loans)	107	107	107	107	74	—	502	430	83
Interest Rate(1)	9.2%	9.2%	9.2%	9.2%	9.2%	—	9.2%	—	7.6%
Colombian pesos (Bank Loans)	246	628	—	—	—	—	874	861	769
Interest Rate(1)	6.8%	6.4%	—	—	—	—	6.5%	—	5.9%
Argentine pesos (Bank Loans)	82	41	—	—	—	—	123	120	232
Interest Rate(1)	32.2%	32.2%	—	—	—	—	32.2%	—	21.5%

Total Variable Rate	2,931	776	107	107	74	0	3,995	3,911	10,513

Long-Term Debt	3,086	939	17,428	264	8,771	35,858	66,346	67,187	65,726
Current Portion of Long-Term Debt	3,086	—	—	—	—	—	3,086	—	905

Total Long-Term Debt	0	939	17,428	264	8,771	35,858	61,046	67,187	64,821
Derivative Financial Instruments:
Cross-Currency Swaps (Mexican pesos)								1,899
Notional to pay			5,809				5,809		5,809
Notional to receive			7,571				7,571		6,476
Interest pay rate	—	—	3.46%	—	—	—	3.46%	—	3.25%
Interest receive rate	—	—	2.38%	—	—	—	2.38%	—	2.38%
Cross-Currency Swaps (Brazilian reais)								317
Notional to pay			22,691				22,691		23,897
Notional to receive			23,143				23,143		26,964
Interest pay rate	—	—	12.66%	—	—	—	12.66%	—	11.28%
Interest receive rate	—	—	2.26%	—	—	—	2.26%	—	1.82%

(1)	Interest rates are weighted average contractual annual rates.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to our floating-rate financial instruments held during 2015 would have increased our interest expense by approximately Ps.175 million, or 3.0% over our interest expense of 2015, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest rate swap and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies of each country where we operate, relative to the U.S. dollar. In 2015, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency As of December 31, 2015

Currency	%
Mexican peso	44.5%
Colombian peso	8.5%
Venezuelan bolivar	5.8%
Argentine peso	9.2%
Brazilian real	24.8%
Central America(1)	7.2%

(1)	Includes Guatemalan Quetzales, Nicaraguan Córdobas, Costa Rican Colones and Panamanian Balboas.

We estimate that approximately 20.1% of our consolidated costs of goods sold are denominated in U.S. dollars for Mexican subsidiaries and in the aforementioned currencies for our non-Mexican subsidiaries. Substantially all of our costs denominated in a foreign currency, other than the functional currency of each country where we operate, are denominated in U.S. dollars. During 2015, we entered into forward derivative instruments and options to hedge part of our Mexican peso, Brazilian real, Colombian peso and Argentine peso fluctuation risk relative to our raw material costs denominated in U.S. dollars. These instruments are considered hedges for accounting purposes. As of December 31, 2015, 32.3% of our indebtedness was denominated in U.S. dollars, 28.2% in Mexican pesos and the remaining 39.5% in Brazilian reais, Colombian pesos and Argentine pesos (including the effects of our derivative contracts as of December 31, 2015, including cross currency swaps from U.S. dollars to Mexican pesos and U.S. dollars to Brazilian reais). Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency-denominated operating costs and expenses and of the debt service obligations with respect to our foreign currency-denominated debt. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency denominated-indebtedness is increased. See also “Item 3. Key Information—Risk Factors—Depreciation of the local currencies of the countries where we operate relative to the U.S. dollar could adversely affect our financial condition and results.”

A hypothetical, instantaneous and unfavorable 10.0% devaluation in the value of each local currency in the countries where we operate relative to the U.S. dollar occurring on December 31, 2015, would have resulted in an increase in our foreign exchange (loss) gain, net of approximately Ps.1,120 million, reflecting higher foreign exchange gain generated by the cash balances held in U.S. dollars as of that date, net of the loss based on our U.S. dollar-denominated indebtedness as of December 31, 2015, after giving effect to all of our interest rate swap and cross-currency swap agreements.

As of April 8, 2016, the exchange rates relative to the U.S. dollar of all the countries where we operate have appreciated or depreciated compared to December 31, 2015 as follows:

	Exchange Rate As of April 8, 2016	(Depreciation) or Appreciation
Mexico	17.76	(3.2)%
Guatemala	7.72	(1.2)%
Nicaragua	28.30	(1.3)%
Costa Rica	542.76	0.4%
Panama	1	0.0%
Colombia	3,109.60	1.3%
Venezuela(1)	306.07	(54)%
Brazil	3.64	6.8%
Argentina	14.43	(10.7)%

(1)	DICOM exchange rate as of April 8, 2016.

A hypothetical, instantaneous and unfavorable 10.0% devaluation in the value of the currencies of each of the countries where we operate relative to the U.S. dollar as of December 31, 2015, would produce a reduction in equity of approximately the following amounts:

Reduction in Equity
(in millions of Mexican pesos)
Mexico	1,429
Colombia	809
Venezuela	322
Brazil	1,265
Argentina	128
Central America(1)	729

(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.

Equity Risk

As of December 31, 2015, we did not have any equity risk.

Commodity Price Risk

In 2015, we entered into futures and forwards contracts to hedge the cost of sugar in Brazil, as well as futures and forward contracts to hedge the cost of aluminum in Brazil. The notional value of the sugar hedges was Ps.1,497 million as of December 31, 2015, with a fair value of Ps.(190) million with maturities in 2016. The notional value of the aluminum hedges was Ps.436 million as of December 31, 2015, with a fair value of Ps.(84) million with maturities in 2016. See Note 19 to our consolidated financial statements.

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

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL

CONTROL OVER FINANCIAL REPORTING

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

COCA-COLA FEMSA, S.A.B. DE C.V.:

We have audited Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the 2013 Framework) (the COSO criteria). Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2015 and our report dated April 15, 2016 expressed an unqualified opinion thereon.

Mancera, S.C.

A member practice of

Ernst & Young Global

/s/ Adan Aranda Suarez

Adan Aranda Suarez

Mexico City, Mexico

April 15, 2016

(d) Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Mancera, S.C. and other Ernst & Young practices (collectively, Ernst & Young) during the fiscal years ended December 31, 2015, December 31, 2014 and December 31, 2013:

	Year Ended December 31,
	2015	2014	2013
	(in millions of Mexican pesos)
Audit fees	67	66	68
Audit-related fees	—	3	6
Tax fees	1	14	6

Total fees	68	83	80

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

All Other Fees. For the years ended December 31, 2015, 2014 and 2013, there were no other fees.

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

We did not directly purchase any of our equity securities in 2015. The following table presents purchases by trusts that FEMSA administers in connection with our bonus incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees—EVA-Based Bonus Program.”

Purchases of Equity Securities

Period	Total Number of Series L shares Purchased by trusts that FEMSA administers in connection with our bonus incentive plans	Average Price Paid per Series L Share	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
2015	466,036	Ps. 141.26	—	—

Total	466,036	Ps. 141.26	—	—

Item 16.F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G.	Corporate Governance

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

Directors Independence: A majority of the board of directors must be independent. There is an exemption for “controlled companies” (companies in which more than 50.0% of the voting power is held by an individual, group or another company rather than the public), which would include our company if we were a U.S. issuer.

Directors Independence: Pursuant to the Mexican Securities Market Law, we are required to have a board of directors with a maximum of 21 members, 25.0% of whom must be independent.

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

However, Mexican law requires us to have a Corporate Practices Committee. Our Corporate Practices Committee is comprised of five members, and as required by the Mexican Securities Market Law and our bylaws, the five members are independent and the chairman of this committee is elected by our shareholders meeting.

Compensation committee: A compensation committee composed entirely of independent directors is required. As a “controlled company,” we would be exempt from this requirement if we were a U.S. issuer.	Compensation committee: We do not have a committee that exclusively oversees compensation issues. Our Corporate Practices Committee, composed entirely of independent directors, reviews and recommends management compensation programs in order to ensure that they are aligned with shareholders’ interests and corporate performance.

Audit committee: Listed companies must have an audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the NYSE independence standards.	Audit committee: We have an Audit Committee of five members. As required by the Mexican Securities Market Law, each member of the Audit Committee is an independent director, and its chairman is elected by our shareholders meeting.

Equity compensation plan: Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plan: Shareholder approval is not required under Mexican law or our bylaws for the adoption and amendment of an equity compensation plan. Such plans should provide for general application to all executives.

NYSE Standards	Our Corporate Governance Practices

Code of business conduct and ethics: Corporate governance guidelines and a code of conduct and ethics are required, with disclosure of any waiver for directors or executive officers.	Code of business conduct and ethics: We have adopted a code of ethics, within the meaning of Item 16.B of SEC Form 20-F. Our code of ethics applies to our chief executive officer, chief financial officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at www.coca-colafemsa.com. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16.H.	Mine Safety Disclosure

Not applicable.

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19. Exhibits

(a)	List of Financial Statements

*	All supplementary schedules relating to the registrant are omitted because they are not required or because the required information, where material, is contained in the Financial Statements or Notes thereto.

(b)	List of Exhibits

Exhibit No:	Description

Exhibit 1.1	Amended and restated bylaws (Estatutos Sociales) of Coca-Cola FEMSA, S.A.B. de C.V., approved February 16, 2012 (English translation) (incorporated by reference to Exhibit 1.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 26, 2012 (File No. 1-2260)).

Exhibit 2.1	Deposit Agreement, dated as of September 1, 1993, among Coca-Cola FEMSA, S.A.B. de C.V., The Bank of New York (currently The Bank of New York Mellon), as Depositary, and Holders and Beneficial Owners of American Depository Receipts (incorporated by reference to Exhibit 3.5 to the Registration Statement of FEMSA on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

Exhibit No:	Description

Exhibit 2.2	Indenture dated as of February 5, 2010 among Coca-Cola FEMSA, S.A.B. de C.V., and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

Exhibit 2.3	First Supplemental Indenture dated as of February 5, 2010 among Coca-Cola FEMSA, S.A.B. de C.V., and The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A. (incorporated by reference to Exhibit 2.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

Exhibit 2.4	Second Supplemental Indenture dated as of April 1, 2011 among Coca-Cola FEMSA, S.A.B. de C.V., Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V., as Guarantor, and The Bank of New York Mellon (incorporated by reference to Exhibit 2.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 17, 2011 (File No. 1-12260)).

Exhibit 2.5	Third Supplemental Indenture dated as of September 6, 2013 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), as existing guarantor, Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S. de R.L. de C.V., as additional guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No.333-187275)).

Exhibit 2.6	Fourth Supplemental Indenture dated as of October 18, 2013 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S. de R.L. de C.V., as existing guarantors, Controladora Interamericana de Bebidas, S. de R.L. de C.V., as additional guarantor, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No.333-187275)).

Exhibit 2.7	Fifth Supplemental Indenture dated as of November 26, 2013 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish paying agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on December 5, 2013 (File No.1-12260)).

Exhibit 2.8	Sixth Supplemental Indenture dated as of January 21, 2014 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish paying agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on January 27, 2014 (File No.1-12260)).

Exhibit 2.9	Seventh Supplemental Indenture dated as of November 23, 2015 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V., as successor guarantor, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent.

Exhibit 4.1	Amended and Restated Shareholders Agreement dated as of July 6, 2002, by and among Compañia Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., The Coca-Cola Company and The Inmex Corporation, (incorporated by reference to Exhibit 4.13 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit No:	Description

Exhibit 4.2	First Amendment, dated May 6, 2003, to the Amended and Restated Shareholders Agreement, dated as of July 6, 2002, among Compañia Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., The Coca-Cola Company, The Inmex Corporation, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit 4.3	Second Amendment, dated as of February 1, 2010, to the to the Amended and Restated Shareholders Agreement, dated as of July 6, 2002, by and among Compañia Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., The Coca-Cola Company, The Inmex Corporation and Dulux CBAI 2003 B.V. (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

Exhibit 4.4	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the valley of Mexico (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.5	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the valley of Mexico (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.6	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Exhibit 4.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.7	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.8	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

Exhibit 4.9	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Bajio, S.A. de C.V., and The Coca-Cola Company with respect to operations in Bajio, Mexico (English translation) (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

Exhibit 4.10	Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

Exhibit 4.11	Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

Exhibit 4.12	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.13	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.14	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.15	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit No:	Description

Exhibit 4.16	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

Exhibit 4.17	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.40 to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

Exhibit 4.18	Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administración de Marcas S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Exhibit 10.3 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.19	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.6 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.20	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.7 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.21	Supply Agreement dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and FEMSA Empaques, (incorporated by reference to Exhibit 10.7 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.22	Supply Agreement dated April 3, 1998, between Alpla Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).*

Exhibit 4.23	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA, S.A.B. de C.V. and FEMSA Logística (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

Exhibit 4.24	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.8 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.25	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.9 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.26	Memorandum of Understanding, dated as of March 11, 2003, by and among Panamerican Beverages, S.A. de C.V., as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Exhibit 10.14 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.27	Shareholders Agreement dated as of January 25, 2013, by and among CCFPI, Coca-Cola South Asia Holdings, Inc., Coca-Cola Holdings (Overseas) Limited and Controladora de Inversiones en Bebidas Refrescantes, S.L. (incorporated by reference to Exhibit 4.27 of Coca-Cola Femsa’s Annual Report on Form 20-F filed on March 15, 2013 (File No. 1-12260))

Exhibit 7.1	The Coca-Cola Company memorandum, to Steve Heyer from José Antonio Fernández, dated December 22, 2002 (incorporated by reference to Exhibit 10.1 to FEMSA’s Registration Statement on Amendment No. 1 to the Form F-3 filed on September 20, 2004 (File No. 333-117795)).

Exhibit 7.2	Calculation of Ratio of Earnings to Fixed Charges.

Exhibit 8.1	Significant Subsidiaries.

Exhibit 12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 15, 2016.

Exhibit No:	Description

Exhibit 12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 15, 2016.

Exhibit 13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 15, 2016.

Exhibit 23.1	Consent of Mancera, S.C., a member practice of Ernst & Young Global

*	Portions of Exhibit 4.22 were omitted pursuant to a request for confidential treatment. Such omitted portions were filed separately with the Securities and Exchange Commission.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of Coca-Cola FEMSA, none of which authorizes securities in a total amount that exceeds 10.0% of the total assets of Coca-Cola FEMSA. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements upon request by the SEC.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Coca-Cola FEMSA, S.A.B. de C.V.

By:	/s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: April 15, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Coca-Cola FEMSA, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of Coca-Cola FEMSA, S.A.B. de C.V. and its subsidiaries as of December 31, 2015 and 2014, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coca-Cola FEMSA, S.A.B. de C.V. and its subsidiaries as of December 31, 2015 and 2014, and the consolidated statements of comprehensive income and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 15, 2016 expressed an unqualified opinion thereon.

Mancera, S.C.

A member practice of

Ernst & Young Global

/s/ Adan Aranda Suárez

Adan Aranda Suárez

Mexico City, Mexico

April 15, 2016

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

At December 31, 2015 and 2014

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	Note	December 2015 (*)	December 2015		December 2014
ASSETS
Current assets:
Cash and cash equivalents	5	$930	Ps.	15,989	Ps.	12,958
Accounts receivable, net	6	561		9,647		10,339
Inventories	7	469		8,066		7,819
Recoverable taxes		245		4,220		4,082
Other current financial assets	8	72		1,227		1,544
Other current assets	8	179		3,083		1,386

Total current assets		2,456		42,232		38,128

Non-current assets:
Investments in associates and joint ventures	9	1,039		17,873		17,326
Property, plant and equipment, net	10	2,939		50,532		50,527
Intangible assets, net	11	5,278		90,754		97,024
Deferred tax assets	23	238		4,098		2,956
Other non-current financial assets	12	139		2,395		3,160
Other non-current assets, net	12	139		2,365		3,245

Total non-current assets		9,772		168,017		174,238

TOTAL ASSETS		$12,228	Ps.	210,249	Ps.	212,366

LIABILITIES AND EQUITY
Current liabilities:
Bank loans and notes payable	17	$23	Ps.	384	Ps.	301
Current portion of non-current debt	17	179		3,086		905
Interest payable		24		411		371
Suppliers		900		15,470		14,151
Accounts payable		276		4,744		5,336
Taxes payable		307		5,274		5,457
Other current financial liabilities	24	64		1,111		1,882

Total current liabilities		1,773		30,480		28,403

Non-current liabilities:
Bank loans and notes payable	17	3,679		63,260		64,821
Post-employment and other non-current employee benefits	15	131		2,261		2,324
Deferred tax liabilities	23	65		1,123		1,085
Other non-current financial liabilities	24	12		214		288
Provisions and other non-current liabilities	24	244		4,176		5,327

Total non-current liabilities		4,131		71,034		73,845

Total liabilities		5,904		101,514		102,248

Equity:
Capital stock	21	119		2,048		2,048
Additional paid-in capital		2,413		41,490		41,490
Retained earnings		4,563		78,454		74,624
Cumulative other comprehensive loss		(1,003)		(17,243)		(12,445)

Equity attributable to equity holders of the parent		6,092		104,749		105,717
Non-controlling interest in consolidated subsidiaries	20	232		3,986		4,401

Total equity		6,324		108,735		110,118

TOTAL LIABILITIES AND EQUITY		$12,228	Ps.	210,249	Ps.	212,366

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of financial position.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Income Statements

For the years ended December 31, 2015, 2014 and 2013

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.) except per share amounts

	Note	2015 (*)	2015		2014		2013
Net sales		$8,835	Ps.	151,914	Ps.	146,948	Ps.	155,175
Other operating revenues		26		446		350		836

Total revenues		8,861		152,360		147,298		156,011
Cost of goods sold		4,671		80,330		78,916		83,076

Gross profit		4,190		72,030		68,382		72,935
Administrative expenses		372		6,405		6,385		6,487
Selling expenses		2,436		41,879		40,465		44,828
Other income	18	36		620		1,001		478
Other expenses	18	138		2,368		1,159		1,101
Interest expense		369		6,337		5,546		3,341
Interest income		24		414		379		654
Foreign exchange loss, net		85		1,459		968		739
Loss on monetary position for subsidiaries in hyperinflationary economies		2		33		312		393
Market value gain on financial instruments	19	8		142		25		46

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		856		14,725		14,952		17,224
Income taxes	23	265		4,551		3,861		5,731
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	9	9		155		(125)		289

Consolidated net income		$600	Ps.	10,329	Ps.	10,966	Ps.	11,782

Attributable to:
Equity holders of the parent		$595	Ps.	10,235	Ps.	10,542	Ps.	11,543
Non-controlling interest		5		94		424		239

Consolidated net income		$600	Ps.	10,329	Ps.	10,966	Ps.	11,782

Net equity holders of the parent (U.S. dollars and Mexican pesos):
Earnings per share	22	$0.29	Ps.	4.94	Ps.	5.09	Ps.	5.61

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated income statements.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2015, 2014 and 2013

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	Note	2015 (*)	2015		2014		2013
Consolidated net income		$600	Ps.	10,329	Ps.	10,966	Ps.	11,782

Other comprehensive income:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Unrealized loss on available-for sale securities, net of taxes		—		—		—		(2)
Valuation of the effective portion of derivative financial instruments, net of taxes	19	(2)		(27)		215		(279)
Exchange differences on the translation of foreign operations and associates		(314)		(5,407)		(11,994)		(1,565)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods		(316)		(5,434)		(11,779)		(1,846)

Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes	15	8		138		(192)		(145)

Net other comprehensive income not being reclassified to profit or loss in subsequent periods		8		138		(192)		(145)

Total other comprehensive loss, net of tax		(308)		(5,296)		(11,971)		(1,991)

Consolidated comprehensive income for the year, net of tax		$292	Ps.	5,033	Ps.	(1,005)	Ps.	9,791

Attributable to:
Equity holders of the parent		$315	Ps.	5,437	Ps.	(1,382)	Ps.	9,391
Non-controlling interest		(23)		(404)		377		400

Consolidated comprehensive income for the year, net of tax		$292	Ps.	5,033	Ps.	(1,005)	Ps.	9,791

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015, 2014 and 2013

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

Attributable to:	Capital Stock		Additional Paid-in Capital		Retained Earnings		Unrealized Gain on Available for-sale Securities		Valuation of the Effective Portion of Derivative Financial Instruments		Exchange Differences on Translation of Foreign Operations and Associates		Remeasurements of the Net Defined Benefit Liability		Equity Attributable To Equity Holders of the Parent		Non- Controlling Interest		Total Equity
Balances at January 1, 2013	Ps.	2,029	Ps.	33,488	Ps.	64,501	Ps.	2	Ps.	(135)	Ps.	2,019	Ps.	(255)	Ps.	101,649	Ps.	3,179	Ps.	104,828

Net income		—		—		11,543		—		—		—		—		11,543		239		11,782
Other comprehensive income, net of tax		—		—		—		(2)		(233)		(1,777)		(140)		(2,152)		161		(1,991)

Total comprehensive income		—		—		11,543		(2)		(233)		(1,777)		(140)		9,391		400		9,791
Increase in share of non-controlling interest		—		—		—		—		—		—		—		—		515		515
Dividends declared		—		—		(5,950)		—		—		—		—		(5,950)		(52)		(6,002)
Acquisition of Grupo Yoli		19		8,002		—		—		—		—		—		8,021		—		8,021

Balances at December 31, 2013		2,048		41,490		70,094		—		(368)		242		(395)		113,111		4,042		117,153

Net income		—		—		10,542		—		—		—		—		10,542		424		10,966
Other comprehensive income, net of tax		—		—		—		—		220		(11,973)		(171)		(11,924)		(47)		(11,971)

Total comprehensive income		—		—		10,542		—		220		(11,973)		(171)		(1,382)		377		(1,005)
Dividends declared		—		—		(6,012)		—		—		—		—		(6,012)		(18)		(6,030)

Balances at December 31, 2014		2,048		41,490		74,624		—		(148)		(11,731)		(566)		105,717		4,401		110,118

Net income		—		—		10,235		—		—		—		—		10,235		94		10,329
Other comprehensive income, net of tax		—		—		—		—		(77)		(4,853)		132		(4,798)		(498)		(5,296)

Total comprehensive income		—		—		10,235		—		(77)		(4,853)		132		5,437		(404)		5,033
Dividends declared		—		—		(6,405)		—		—		—		—		(6,405)		(11)		(6,416)

Balances at December 31, 2015	Ps.	2,048	Ps.	41,490	Ps.	78,454	Ps.	—	Ps.	(225)	Ps.	(16,584)	Ps.	(434)	Ps.	104,749	Ps.	3,986	Ps.	108,735

The accompanying notes are an integral part of these consolidated statements of changes in equity.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2015, 2014 and 2013

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	2015 (*)	2015		2014		2013
Cash flows from operating activities:
Income before income taxes	$865	Ps.	14,880	Ps.	14,827	Ps.	17,513
Adjustments for:
Non-cash operating expenses	84		1,435		438		(42)
Depreciation	367		6,310		6,072		6,371
Amortization	49		834		877		761
(Loss) Gain on disposal of long-lived assets	(13)		(217)		33		(27)
Write-off of long-lived assets	19		332		39		39
Share of the (profit) loss of associates and joint ventures accounted for using the equity method, net of taxes	(10)		(155)		125		(289)
Interest income	(24)		(414)		(379)		(654)
Interest expense	217		3,718		3,352		2,604
Foreign exchange loss, net	85		1,459		968		739
Non-cash movements in post-employment and other non-current employee benefits obligations	4		68		(27)		216
Monetary position loss, net	2		33		312		393
Market value loss on financial instruments	180		3,096		2,460		1,053
(Increase) decrease:
Accounts receivable and other current assets	(59)		(1,010)		(777)		(1,072)
Other current financial assets	(166)		(2,849)		(2,156)		(3,094)
Inventories	(104)		(1,784)		(588)		(623)
Increase (decrease):
Suppliers and other accounts payable	194		3,329		4,978		2,921
Other liabilities	14		249		(1,442)		89
Employee benefits paid	(11)		(193)		(235)		(127)
Income taxes paid	(344)		(5,919)		(4,471)		(4,674)

Net cash flows from operating activities	1,349		23,202		24,406		22,097

Investing activities:
Acquisition of Grupo Yoli, net of cash acquired (Note 4)	—		—		—		(1,046)
Acquisition of Companhia Fluminense de Refrigerantes, net of cash acquired (Note 4)	—		—		—		(4,648)
Acquisition of Grupo Spaipa, net of cash acquired (Note 4)	—		—		—		(23,056)
Interest received	24		414		379		654
Acquisitions of long-lived assets	(614)		(10,545)		(10,862)		(10,615)
Proceeds from the sale of long-lived assets	14		233		147		195
Acquisition of intangible assets	(56)		(956)		(634)		(1,256)
Other non-current assets	(4)		(72)		(257)		(734)
Investment in shares Coca-Cola FEMSA Philippines, Inc. (Note 9)	—		—		—		(8,904)
Dividends received from investments in associates and joint ventures (Note 9)	1		13		148		—
Investment in shares	(2)		(32)		(58)		(71)

Net cash flows used in investing activities	(637)		(10,945)		(11,137)		(49,481)

Financing activities:
Proceeds from borrowings	111		1,907		6,180		66,748
Repayment of borrowings	(519)		(8,931)		(6,254)		(36,744)
Interest paid	(208)		(3,568)		(3,182)		(2,328)
Dividends paid	(373)		(6,416)		(6,030)		(6,002)
Increase in shares of non-controlling interest	—		—		—		515
Other financing activities	500		8,586		(1,828)		1,546
Payments under finance leases	(9)		(145)		(236)		(229)

Net cash flows (used in) / from financing activities	(498)		(8,567)		(11,350)		23,506

Net increase (decrease) in cash and cash equivalents	214		3,690		1,919		(3,878)
Initial balance of cash and cash equivalents	754		12,958		15,306		23,222
Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies	(38)		(659)		(4,267)		(4,038)

Ending balance of cash and cash equivalents	$930	Ps.	15,989	Ps.	12,958	Ps.	15,306

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of cash flow.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Statements

As of December 31, 2015, 2014 and 2013

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

Note 1. Activities of the Company

Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA”) is a Mexican corporation, mainly engaged in acquiring, holding and transferring all types of bonds, shares and marketable securities.

Coca-Cola FEMSA is indirectly owned by Fomento Economico Mexicano, S.A.B. de C.V. (“FEMSA”), which holds 47.9% of its capital stock and 63% of its voting shares and The Coca-Cola Company (“TCCC”), which indirectly owns 28.1% of its capital stock and 37% of its voting shares. The remaining 24% of Coca-Cola FEMSA’s shares trade on the Bolsa Mexicana de Valores, S.A.B. de C.V. (BMV: KOF). Its American Depositary shares (“ADS”) (equivalent to ten series “L” shares) trade on the New York Stock Exchange, Inc. The address of its registered office and principal place of business is Mario Pani No. 100 Col. Santa Fe Cuajimalpa Delegacion Cuajimalpa de Morelos, Mexico City 05348, Mexico.

Coca-Cola FEMSA and its subsidiaries (the “Company”), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela, Brazil and Argentina.

As of December 31, 2015 and 2014 the most significant subsidiaries which the Company controls are:

Company	Activity	Country	Ownership percentage 2015	Ownership percentage 2014
Propimex, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%
Controladora Interamericana de Bebidas, S. de R.L. de C.V.	Holding	Mexico	100.00%	100.00%
Spal Industria Brasileira de Bebidas, S.A.	Manufacturing and distribution	Brazil	96.06%	96.06%
Distribuidora y Manufacturera del Valle de México, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%
Servicios Refresqueros del Golfo, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%
Coca-Cola FEMSA de Argentina, S.A.	Manufacturing and distribution	Argentina	100.00%	100.00%

Note 2. Basis of Preparation

2.1 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer John Santa Maria Otazua and Chief Financial and Administrative Officer Héctor Treviño Gutiérrez on February 19, 2016. Those consolidated financial statements and notes were then approved by the Company’s Board of Directors on February 22, 2016 and by the Shareholders on March 7, 2016. The accompanying consolidated financial statements were approved for issuance in the Company’s annual report on Form 20-F by the Company’s Chief Executive Officer and Chief Financial Officer on April 15, 2016, and subsequent events have been considered through that date (See Note 28).

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

2.2.1 Presentation of consolidated income statement

The Company classifies its costs and expenses by function in the consolidated income statement in order to conform to the industry practices of the Company.

2.2.2 Presentation of consolidated statements of cash flows.

The Company’s consolidated statement of cash flows is presented using the indirect method.

2.2.3 Convenience translation to U.S. dollars ($)

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position as of December 31, 2015, the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2015 were converted into U.S. dollars at the exchange rate of Ps. 17.20 per U.S. dollar as published by the Federal Reserve Bank of New York as of that date. This arithmetic conversion should not be construed as representations that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate. As explained in Note 2.1 above, as of February 22, 2016 (the issuance date of these financial statements) such exchange rate was Ps. 18.06 per U.S. dollar, a devaluation of 4.94% since December 31, 2015.

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

Management also considers the existence and effect of potential voting rights that are currently exercisable or currently convertible when assessing whether the Company has significant influence.

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

2.3.1.9 Joint Arrangements

An arrangement can be a joint arrangement even though not all of its parties have joint control of the arrangement. When the Company is a party to an arrangement it shall assess whether the contractual arrangement gives all the parties, or a group of the parties, control of the arrangement collectively; joint control exists only when decisions about the relevant activities require the unanimous consent of the parties that control the arrangement collectively. Management needs to apply judgment when assessing whether all the parties, or a group of the parties, have joint control of an arrangement. When assessing joint control, management considers the following facts and circumstances:

a)	If all the parties, or a group of the parties, control the arrangement, considering definition of joint control, as described in Note 3.1; and

b)	If decisions about the relevant activities require the unanimous consent of all the parties, or of a group of the parties

As mentioned in Note 9, the Company accounts for its 51% investment at Coca-Cola FEMSA Philippines, Inc. (CCFPI) as a joint venture, this is based on the facts that the Company and TCCC: (i) during the initial four-year period all decisions are taken jointly by the Company and TCCC; and (ii) potential voting rights to acquire the remaining 49% of CCFPI are not probable to be executed in the foreseeable future due to the fact the call option was “out of the money” as of December 31, 2015 and 2014.

2.3.1.10 Venezuela Exchange Rates and Consolidation

As is further explained in Note 3.3 below, the exchange rate used to account for foreign currency denominated monetary items arising in Venezuela, and also the exchange rate used to translate the financial statements of the Company’s Venezuelan subsidiary for group reporting purposes are both key sources of estimation uncertainty in preparing the accompanying consolidated financial statements.

As is also explained in Note 3.3 below, the Company believes that it currently controls its subsidiary operations in Venezuela but recognizes the challenging economic and political environment in Venezuela. Should the Company in the future conclude that it no longer controls such operations, its consolidated financial statements would change by material amounts as further explained below.

2.4 Changes in accounting policies

The Company has applied the following amendments to IFRS during 2015:

Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 “Presentation of Financial Statements” clarify, rather than significantly change, existing IAS 1 requirements, such as:

•	The materiality requirements in IAS 1;

•	That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated;

•	That entities have flexibility as to the order in which they present the notes to financial statements; and

•

That the share of OCI of associates and joint ventures accounted for using the equity method must be classified as either those items that will be subsequently reclassified to profit or loss and those that will not, and be presented as a single line item within each of those categories.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. These amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Company adopted these amendments and has not impact on the Company´s consolidated financial statements.

Annual Improvements 2010-2012 Cycle

These improvements are effective from July 1, 2014 and the Company has applied these amendments for the first time during the 2015. They include:

IFRS 2 Share-based Payment

This improvement is applied prospectively and clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions, including:

•	A performance condition must contain a service condition

•	A performance target must be met while the counterparty is rendering service

•	A performance target may relate to the operations or activities of an entity, or to those of another entity in the same group

•	A performance condition may be a market or non-market condition

•	If the counterparty, regardless of the reason, ceases to provide service during the vesting period, the service condition is not satisfied

The above definitions are consistent with how the Company has identified any performance and service conditions which are vesting conditions in previous periods, and thus these amendments do not impact the Company’s accounting policies.

IFRS 8 Operating Segments

The amendments clarify that:

•

An entity must disclose the judgements made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are ‘similar’.

•

The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

The Company has applied the aggregation criteria in IFRS 8.12 and is disclosed in Note 25.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data by either adjusting the gross carrying amount of the asset to market value or by determining the market value of the carrying value and adjusting the gross carrying amount proportionately so that the resulting carrying amount equals the market value. In addition, the accumulated depreciation or amortization is the difference between the gross and carrying amounts of the asset. The Company did not record any revaluation adjustments during the current period.

Note 3. Significant Accounting Policies

3.1 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company as at December 31, 2015. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

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

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements of income and comprehensive income from the date the Company gains control until the date the Company ceases to control the subsidiary.

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

Foreign exchange differences on monetary items are recognized in profit or loss. Their classification in the income statement depends on their nature. Differences arising from fluctuations related to operating activities are presented in the “other expenses” line (see Note 18) while fluctuations related to non-operating activities such as financing activities are presented as part of “foreign exchange gain (loss)” line in the income statement.

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

		Exchange Rates of Local Currencies Translated to Mexican Pesos
Country or Zone	Functional/ Currency	Average Exchange Rate for									Exchange Rate as of
		2015			2014			2013			2015			2014
Mexico	Mexican peso	Ps.	1.00		Ps.	1.00		Ps.	1.00		Ps.	1.00		Ps.	1.00
Guatemala	Quetzal		2.07			1.72			1.62			2.25			1.94
Costa Rica	Colon		0.03			0.02			0.03			0.03			0.03
Panama	U.S. dollar		15.85			13.30			12.77			17.21			14.72
Colombia	Colombian peso		0.01			0.01			0.01			0.01			0.01
Nicaragua	Cordoba		0.58			0.51			0.52			0.62			0.55
Argentina (b)	Argentine peso		1.71			1.64			2.34			1.32			1.72
Venezuela (a)	Bolivar			(a)			(a)			(a)			(a)			(a)
Brazil	Reais		4.81			5.66			5.94			4.41			5.54
Philippines	Philippines peso		0.35			0.30			0.30			0.36			0.33

(a)	Venezuela

The Company has operated under exchange controls in Venezuela since 2003, which limit its ability to remit dividends abroad or make payments other than in local currency and that may increase the real price paid for raw materials and services purchased in local currency. Cash balances of the Company’s Venezuelan subsidiary which are not available for use at the time the Company prepares its consolidated financial statements are disclosed in Note 5.

The exchange rate used by the Company for its Venezuelan operations depends on the type of the transaction as explained below.

As of December 31, 2015 and 2014, the companies in Venezuela were able to convert bolivars to US dollars at one of the following legal exchange rates:

i)	The official exchange rate. Used for transactions involving what the Venezuelan government considers to be “essential goods and services”. Certain of the Company’s concentrate purchases from The Coca-Cola Company and other strategic suppliers qualify for such treatment. As of December 31, 2015 and 2014, the official exchange rate was 6.30 bolivars per U.S. dollar.

ii)	SICAD. Used for certain transactions, including payment of services and payments related to foreign investments in Venezuela, determined by the state-run system known as Sistema Complementario de Administración de Divisas or SICAD exchange rate. The SICAD determined this alternative exchange rate based on limited periodic sales of U.S. dollars through auctions. As of December 31, 2015 the SICAD exchange rate was 13.50 bolivars per U.S. dollar (Ps.1.27 per bolivar) and as of December 31, 2014 the SICAD exchange rate was 12.00 bolivars per U.S. dollar (Ps.1.23 per bolivar).

iii)	SICAD II. The Venezuelan government enacted a new law in 2014 that authorized an additional method of exchanging Venezuelan bolivars to U.S. dollars. During 2014 and part of 2015 SICAD-II was used for certain types of transactions not covered by the official exchange rate or the SICAD exchange rate. The SICAD-II exchange rate as of December 31, 2014 was 49.99 bolivars per US dollar (Ps. 0.29 per bolivar). In February 2015, this exchange rate was eliminated.

iv)	SIMADI. In February 2015, the Venezuelan government enacted a new market-based exchange rate determined by the system known as the Sistema Marginal de Divisas, or SIMADI. The SIMADI determines the exchange rates based on supply and demand of U.S. dollars. The SIMADI exchange rate as of December 31, 2015 was 198.70 bolivars per US dollar (Ps. 0.09 per bolivar).

The Company’s recognition of its Venezuelan operations involves a two-step accounting process in order to translate into bolivars all transactions in a different currency than bolivars and then to translate them to Mexican Pesos.

Step-one: Transactions are first recorded in the stand-alone accounts of the Venezuelan subsidiary in its functional currency, which are bolivars. Any non-bolivar denominated monetary assets or liabilities are translated into bolivars at each balance sheet date using the exchange rate at which the Company expects them to be settled, with the corresponding effect of such translation being recorded in the income statement.

As of December 31, 2014 the Company had US$449 million in monetary liabilities recorded using the official exchange rate, as the Company believes that such items qualify as essential goods and services as explained above. As of December 31, 2015 the Company had US$418.5 million in monetary liabilities recorded using the official exchange rate and US$138.7 recorded at SICAD.

The Company believes that account payables for imports of essential goods should continue to qualify as transactions that may be settled using the official exchange rate, as they were recorded, but also recognizes the current illiquidity of the U.S. dollar market in Venezuela. If there is a change in the official exchange rate used in the future, or should the Company determine these amounts no longer qualify, the Company may need to recognize a portion of the impact of this change in the income statement.

Step-two: In order to integrate the results of the Venezuelan operations into the consolidated figures of the Company, such Venezuelan results are translated from Venezuelan bolivars into Mexican pesos. During 2015, the Company used SIMADI exchange rate based on the expectations that this would have been the exchange rate to what dividends will be settled. During 2014, the Company decided to use the SICAD II exchange rate to better reflect the economic conditions in Venezuela at the time. Prior to 2014, the Company used the official exchange rate (6.30 bolivars per U.S. dollar).

(b)	Argentina

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

(c)	Other Matters

On the disposal of a foreign operation (i.e. a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, a disposal involving loss of joint control over a joint venture that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in other comprehensive income in respect of that operation attributable to the owners of the Company are recognized in the consolidated income statement. The Company continues to monitor all of its foreign operations, but most notably its Venezuela operations for the reasons explained herein. Over the past few years, the Company has accumulated significant amounts of accumulated other comprehensive loss (approximating Ps. 15,536 million) related to such Venezuela operations. To the extent that economic and or operational conditions were to worsen in the future resulting in a conclusion that the Company no longer controls such operations, such would involve both deconsolidation and an income statement charge for accumulated amounts. There can be no assurances that such might not happen in the future.

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

Goodwill and fair value adjustments on identifiable assets and liabilities acquired arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Foreign exchange differences are recognized in equity as part of the cumulative translation adjustment.

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

As of December 31, 2015, 2014, and 2013, the operations of the Company are classified as follows:

Country	Cumulative Inflation 2013- 2015	Type of Economy	Cumulative Inflation 2012- 2014	Type of Economy	Cumulative Inflation 2011- 2013	Type of Economy
Mexico	10.5%	Non-hyperinflationary	12.4%	Non-hyperinflationary	12.2%	Non-hyperinflationary
Guatemala	10.8%	Non-hyperinflationary	11.5%	Non-hyperinflationary	14.8%	Non-hyperinflationary
Costa Rica	8.1%	Non-hyperinflationary	14.6%	Non-hyperinflationary	13.1%	Non-hyperinflationary
Panama	5.1%	Non-hyperinflationary	9.7%	Non-hyperinflationary	15.2%	Non-hyperinflationary
Colombia	12.8%	Non-hyperinflationary	8.1%	Non-hyperinflationary	7.8%	Non-hyperinflationary
Nicaragua	15.8%	Non-hyperinflationary	21.9%	Non-hyperinflationary	20.7%	Non-hyperinflationary
Argentina	59.2%	Non-hyperinflationary	52.6%	Non-hyperinflationary	34.0%	Non-hyperinflationary
Venezuela	562.9%	Hyperinflationary	210.2%	Hyperinflationary	139.3%	Hyperinflationary
Brazil	24.7%	Non-hyperinflationary	19.0%	Non-hyperinflationary	18.9%	Non-hyperinflationary
Philippines (equity method investment)	8.3%	Non-hyperinflationary	9.9%	Non-hyperinflationary	11.3%	Non-hyperinflationary

During 2014, the International Monetary Fund (IMF) issued a declaration of censurship and called on Argentina to adopt remedial measures to address the quality of its official inflation data. The IMF noted that alternative data sources have shown considerably higher inflation rates than the official data since 2008. Consumer price data reported by Argentina from January 2014 onwards reflect the new national Consumer Price Index (CPI) which means Indice de Precios al Consumidor Nacional Urbano (IPCNu), which differs substantively from the preceding CPI. Because of the differences in geographical coverage, weights, sampling, and methodology, the IPCNu data cannot be directly compared to the earlier CPI-GBA data.

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

The Company’s financial assets include cash and cash equivalents, loans and receivables, derivative financial instruments and other financial assets (Current and non-current).

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

3.6.2. Financial assets at fair value through profit or loss (FVTPL)

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

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial. For the years ended December 31, 2015, 2014 and 2013 the interest income on loans and receivables recognized in the interest income line item within the consolidated income statements is Ps. -, Ps. - and Ps. 61, respectively.

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

3.7.1 Hedge accounting

The Company designates certain hedging instruments, which include derivatives to cover foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

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

3.8 Fair value measurement

The Company measures financial instruments, such as, derivatives, and non-financial assets such as trusts assets of labor obligations at fair value at each balance sheet date. Also, fair values of bank loans and notes payable carried at amortized cost are disclosed in Note 17.

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

Cost of goods sold is based on average cost of the inventories at the time of sale. Cost of goods sold includes expenses related to the purchase of raw materials used in the production process, as well as labor costs (wages and other benefits), depreciation of production facilities, equipment and other costs, including fuel, electricity, equipment maintenance and inspection.

3.10 Other current assets

Other current assets, which will be realized within a period of less than one year from the reporting date, are comprised of prepaid assets and agreements with customers.

Prepaid assets principally consist of advances to suppliers of raw materials, advertising, promotional, leasing and insurance costs, and are recognized as other current assets at the time of the cash disbursement, and are unrecognized in the consolidated statement of financial position and recognized in the appropriate consolidated income statement caption when the risks and rewards of the related goods have been transferred to the Company or services have been received, respectively.

The Company has prepaid advertising costs which consist of television and radio advertising airtime paid in advance. These expenses are generally amortized over the period based on the transmission of the television and radio spots. The related production costs are recognized in consolidated net income as incurred.

The Company has agreements with customers for the right to sell and promote the Company’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract, with amortization presented as a reduction of net sales. During the years ended December 31, 2015, 2014 and 2013, such amortization aggregated to Ps. 317, Ps. 338 and Ps. 696, respectively.

3.11 Investments in associates and joint arrangements

3.11.1 Investments in associates

Associates are those entities over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control over those policies. Upon loss of significant influence over the associate, the Company measures and recognises any retained investment at its fair value.

Investments in associates are accounted for using the equity method and initial recognition at cost, which comprises the investment’s purchase price and any directly attributable expenditure necessary to acquire it. The carrying amount of the investment is adjusted to recognise changes in the Company’s share of net assets of the associate since the acquisition date. The financial statements of the associates are prepared for the same reporting period as the Company.

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

3.11.2 Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. The Company classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Company’s rights to the assets and obligations for the liabilities of the arrangements

Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The Company recognizes its interest in the joint ventures as an investment and accounts for that investment using the equity method. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. As of December 31, 2015 and 2014 the Company does not have an interest in joint operations.

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

Upon loss of joint control over the joint venture, the Company measures and recognises any retained investment at its fair value.

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

The estimated useful lives of the Company’s principal assets are as follows:

Years
Buildings	40-50
Machinery and equipment	10-20
Distribution equipment	7-15
Refrigeration equipment	5-7
Returnable bottles	1.5-4
Other equipment	3-10

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

Returnable and non-returnable bottles:

The Company has two types of bottles: returnable and non-returnable.

•	Non-returnable: Are recorded in consolidated net income at the time of the sale of the product.

•

Returnable: Are classified as long-lived assets as a component of property, plant and equipment. Returnable bottles are recorded at acquisition cost; for countries with hyperinflationary economies, restated according to IAS 29. Depreciation of returnable bottles is computed using the straight-line method considering their estimated useful lives.

There are two types of returnable bottles:

•	Those that are in the Company’s control within its facilities, plants and distribution centers; and

•	Those that have been placed in the hands of customers and still belong to the Company.

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

The Company’s returnable bottles are depreciated according to their estimated useful lives (3 years for glass bottles and 1.5 years for PET bottles). Deposits received from customers are amortized over the same useful estimated lives of the bottles.

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

As of December 31, 2015, the Company had nine bottler agreements in Mexico: (i) the agreements for the Valley of Mexico territory, which are up for renewal in May 2016 and June 2023, (ii) the agreement for the Southeast territory, which is up for renewal in June 2023, (iii) three agreements for the Central territory, which are up for renewal in May 2016, July 2016 and May 2025, (iv) the agreement for the Northeast territory, which is up for renewal in May 2016, and (v) two agreements for the Bajio territory, which are up for renewal in May 2016 and May 2025. As of December 31, 2015, the Company had four bottler agreements in Brazil, which are up for renewal in October 2017 (two agreements) and April 2024 (two agreements); and one bottler agreement in each of Argentina, which is up for renewal in September 2024; Colombia, which is up for renewal in June 2024; Venezuela, which is up for renewal in August 2016; Guatemala, which is up for renewal in March 2025; Costa Rica, which is up for renewal in September 2017; Nicaragua, which is up for renewal in May 2016 and Panama, which is up for renewal in November 2024. The bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement. In addition, these agreements generally may be terminated in the case of material breach. Termination would prevent the Company from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on the Company´s business, financial conditions, results from operations and prospects.

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

As of December, 31 2015 and 2014 there was no impairment recognized in non-financial assets.

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

3.18.3 Financial liabilities

Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at FVTPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition.

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

3.19 Provisions

Provisions are recognized when the Company has a present obligation (contractual or implied) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

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

Selling expenses include:

•

Distribution: labor costs (salaries and other related benefits), outbound freight costs, warehousing costs of finished products, write off of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2015, 2014 and 2013, these distribution costs amounted to Ps. 20,205, Ps. 19,236 and Ps. 17,971, respectively;

•	Sales: labor costs (salaries and other benefits including PTU) and sales commissions paid to sales personnel;

•	Marketing: promotional expenses and advertising costs.

PTU is paid by the Company’s Mexican subsidiaries to its eligible employees. In Mexico, employee profit sharing is computed at the rate of 10% of the individual company taxable income, except for considering cumulative dividends received from resident legal persons in Mexico, depreciation of historical rather tax restated values, foreign exchange gains and losses, which are not included until the asset is disposed of or the liability is due and other effects of inflation are also excluded. PTU in Mexico is calculated from the same taxable income for income tax, except for the following: a) neither tax losses from prior years nor the PTU paid during the year are being decrease; and b) payments exempt from taxes for the employees are fully deductible in the PTU computation.

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

Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are re-assessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

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

Deferred tax relating to items recognised in the other comprehensive income are recognised in correlation to the underlying transaction in OCI.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

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

In Mexico, the income tax rate is 30% for 2013, 2014 and 2015. As a result of the Mexican Tax Reform discussed below, it will also be 30% for 2016.

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

Note 4. Mergers and Acquisitions

4.1 Mergers and Acquisitions

The Company has had certain business mergers and acquisitions that were recorded using the acquisition method of accounting. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the respective business, as disclosed below. Therefore, the consolidated statements of income and the consolidated statements of financial position in the years of such acquisitions are not comparable with previous periods. The consolidated statements of cash flows for the year ended December 31, 2013 show the merged and acquired operations net of the cash related to those mergers and acquisitions. For the years ended December 31, 2015 and 2014, the Company did not have any acquisitions or mergers.

While all of the acquired companies disclosed below are bottlers of Coca-Cola trademarked beverages, such acquired entities were not under common ownership control prior to the acquisition.

4.1.1 Acquisition of Grupo Spaipa

On October 29, 2013, the Company through its Brazilian subsidiary Spal Industria Brasileira de Bebidas, S.A. completed the acquisition of 100% of Grupo Spaipa and three holding companies (collectively “Spaipa”) for Ps. 26,856 in an all cash transaction. Spaipa was a bottler of Coca-Cola trademark products which operated mainly in Sao Paulo and Paraná, Brazil. This acquisition was made to reinforce the Company’s leadership position in Brazil. Transaction related costs of Ps. 8 were expensed by the Company as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Spaipa was included in the operating results from November 2013.

The fair value of Spaipa net assets acquired is as follows:

Total current assets, including cash acquired of Ps. 3,800	Ps.	5,918
Total non-current assets		5,090
Distribution rights		11,872

Total assets		22,880
Total liabilities		(6,807)

Net assets acquired		16,073
Goodwill		10,783

Total consideration transferred	Ps.	26,856

The Company expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to the Company´s cash generating unit in Brazil. The goodwill recognized and expected to be deductible for income tax purposes according to Brazil tax law, was Ps. 22,202.

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

The fair value of Companhia Fluminense net assets acquired is as follows:

Total current assets, including cash acquired of Ps. 9	Ps.	515
Total non-current assets		1,721
Distribution rights		2,077

Total assets		4,313
Total liabilities		(1,963)

Net assets acquired		2,350
Goodwill		2,307

Total consideration transferred	Ps.	4,657

The Company expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to the Company cash generating unit in Brazil. The goodwill recognized is expected to be deductible for income tax purposes according to Brazil tax law was Ps. 4,581.

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

Unaudited Pro Forma Financial Data.

The following unaudited 2013 consolidated pro forma financial data represent the Company’s historical financial statements, adjusted to give effect to (i) the acquisition of Spaipa, Companhia Fluminense and the merger with Grupo Yoli, mentioned in the preceding paragraphs as if they occurred on January 1, 2013; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired companies.

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

	2015		2014
Cash and bank balances	Ps.	4,589	Ps.	7,212
Cash equivalents (see Note 3.5)		11,400		5,746

	Ps.	15,989	Ps.	12,958

As explained in Note 3.3 above, the Company operates in Venezuela, which has a certain level of exchange control restrictions, which might prevent cash and cash equivalent balances from being available for use elsewhere in the group. At December 31, 2015 and 2014, cash and cash equivalent balances of the Company’s Venezuela subsidiary were Ps. 1,259 and Ps. 1,950, respectively.

Note 6. Accounts Receivable

	2015		2014
Trade receivables	Ps.	7,175	Ps.	7,655
The Coca-Cola Company (related party) (Note 13)		1,559		1,584
Loans to employees		110		172
FEMSA and subsidiaries (related parties) (Note 13)		495		480
Other related parties (Note 13)		167		246
Other		424		569
Allowance for doubtful accounts on trade receivables		(283)		(367)

	Ps.	9,647	Ps.	10,339

Coca-Cola FEMSA has accounts receivable from The Coca-Cola Company primarily arising from the latter’s participation in advertising and promotional programs and investment in refrigeration equipment and returnable bottles made by Coca-Cola FEMSA.

6.1 Trade receivables

Accounts receivable representing rights arising from sales and loans to employees or any other similar concept, are presented net of discounts and the allowance for doubtful accounts.

The carrying value of accounts receivable approximates its fair value as of December 31, 2015 and 2014.

	2015		2014
Aging of trade receivables past due but not impaired
60-90 days	Ps.	12	Ps.	33
90-120 days		1		7
120+ days		21		27

Total	Ps.	34	Ps.	67

6.2 Changes in the allowance for doubtful accounts

	2015		2014		2013
Balance at beginning of the year	Ps.	367	Ps.	399	Ps.	329
Allowance for the year		52		82		138
Charges and write-offs of uncollectible accounts		(62)		(78)		(24)
Effects of changes in foreign exchange rates		(74)		(36)		(44)

Balance at end of the year	Ps.	283	Ps.	367	Ps.	399

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the customer base being large and unrelated.

Aging of impaired trade receivables	2015		2014
60-90 days	Ps.	2	Ps.	13
90-120 days		12		10
120+ days		269		344

Total	Ps.	283	Ps.	367

6.3 Payments from The Coca-Cola Company:

The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Company’s refrigeration equipment and returnable bottles investment program. Contributions received by the Company for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the investment in refrigeration equipment and returnable bottles items. For the years ended December 31, 2015, 2014 and 2013 contributions received were Ps. 3,749, Ps. 4,118 and Ps. 4,206, respectively.

Note 7. Inventories

	2015		2014
Finished products	Ps.	2,302	Ps.	2,724
Raw materials		2,830		2,995
Non strategic spare parts		1,431		1,111
Inventories in transit		1,386		819
Packing materials		87		61
Other		30		109

	Ps.	8,066	Ps.	7,819

As of December 31, 2015, 2014 and 2013, the Company recognized write-downs of its inventories for Ps. 199, Ps. 248 and Ps. 457, respectively to net realizable value.

For the years ended at 2015, 2014 and 2013, changes in inventories are comprised as follows and included in the consolidated income statement under the cost of goods sold caption:

	2015		2014		2013
Changes in inventories of finished goods and work in progress	Ps.	20,053	Ps.	13,409	Ps.	9,247
Raw materials and consumables used		51,904		53,535		49,075

Total	Ps.	71,957	Ps.	66,944	Ps.	58,322

Note 8. Other Current Assets and Other Current Financial Assets

8.1 Other Current Assets:

	2015		2014
Prepaid expenses	Ps.	2,888	Ps.	1,051
Agreements with customers		168		161
Other		27		174

	Ps.	3,083	Ps.	1,386

Prepaid expenses as of December 31, 2015 and 2014 are as follows:

	2015		2014
Advances for inventories	Ps.	2,283	Ps.	364
Advertising and promotional expenses paid in advance		53		142
Advances to service suppliers		427		363
Prepaid insurance		25		24
Others		100		158

	Ps.	2,888	Ps.	1,051

Amortization of advertising and promotional expenses paid in advance recorded in the consolidated income statements for the years ended December 31, 2015, 2014 and 2013 amounted to Ps. 3,447, Ps. 3,488 and Ps. 5,391, respectively.

8.2 Other Current Financial Assets:

	2015		2014
Restricted cash	Ps.	704	Ps.	1,213
Derivative financial instruments (See Note 19)		523		331

	Ps.	1,227	Ps.	1,544

The Company has pledged part of its short-term deposits in order to fulfill the collateral requirements for the accounts payable in different currencies. As of December 31, 2015 and 2014, the fair value of the short-term deposit pledged were:

	2015		2014
Venezuelan bolivars	Ps.	344	Ps.	550
Brazilian reais		360		640
Colombian pesos		—		23

Total restricted cash	Ps.	704	Ps.	1,213

Note 9. Investments in Associates and Joint Ventures

Details of the investments accounted for under the equity method at the end of the reporting period are as follows:

			Ownership Percentage		Carrying Amount
Investee	Principal Activity	Place of Incorporation	2015	2014	2015		2014
Joint ventures:
Compañía Panameña de Bebidas, S.A.P.I. de C.V.	Beverages	Mexico	50.0%	50.0%	Ps.	1,573	Ps.	1,740
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	50.0%	50.0%		161		190
Estancia Hidromineral Itabirito, LTDA	Bottling and distribution	Brazil	50.0%	50.0%		160		164
Fountain Agua Mineral, LTDA	Beverages	Brazil	50.0%	50.0%		491		573
Coca-Cola FEMSA Philippines, Inc.	Bottling	Philippines	51.0%	51.0%		9,996		9,021
Associates:
Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”) (1)	Sugar production	Mexico	36.3%	36.3%		2,187		2,082
Jugos del Valle, S.A.P.I. de C.V. (1)	Beverages	Mexico	26.3%	26.3%		1,531		1,470
Leao Alimentos e Bebidas, LTDA (1)	Beverages	Brazil	24.4%	24.4%		1,363		1,670
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1)	Caned bottling	Mexico	26.5%	32.8%		172		194
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”) (1)	Recycling	Mexico	35.0%	35.0%		100		98
KSP Participacoes LTDA (1)	Beverages	Brazil	38.7%	38.7%		80		91
Other	Various	Various	Various	Various		59		33

					Ps.	17,873	Ps.	17,326

Accounting method:

(1)	The Company has significant influence due to the fact that it has power to participate in the financial and operating policy decisions of the investee.

During 2015 the Company received dividends from Industria Envasadora de Queretaro, S.A. de C.V., in the amount of Ps. 13 and subsequently sold shares for an amount of Ps. 22.

During 2015 the Company made capital contributions to Compañía Panameña de Bebidas, S.A.P.I. de C.V. in the amount of Ps. 7.

During 2015 the Company made capital contributions to Leao Alimentos e Bebidas, LTDA in the amount of Ps. 71.

During 2014 the Company converted its account receivable from Compañía Panameña de Bebidas, S.A.P.I. de C.V. in the amount of Ps. 814 into an additional capital contribution in the investee.

During 2014 the Company made capital contributions to Jugos del Valle, S.A.P.I. de C.V. in the amount of Ps. 25.

During 2014 the Company received dividends from Jugos del Valle, S.A.P.I. de C.V., Estancia Hidromineral Itabirito, Ltda. and Fountain Água Mineral Ltda., in the amount of Ps. 48, Ps. 50 and Ps.50, respectively.

On January 25, 2013, the Company closed the acquisition of 51% of CCFPI for an amount of $688.5 U.S. dollars (Ps. 8,904) in an all-cash transaction. As part of the agreement, the Company obtained a call option to acquire the remaining 49% of CCFPI at any time during the seven years following the closing. The Company also has a put option to sell its 51% ownership to The Coca-Cola Company at any time from the fifth anniversary of the date of acquisition until the sixth anniversary, at a price which is based in part on the fair value of CCFPI at the date of acquisition (See Note 19.6).

Although Coca-Cola FEMSA currently owns 51% of CCFPI, when considering (i) the terms of the shareholders agreements (specifically the fact that during the initial four year period the joint approval of both Coca-Cola FEMSA and TCCC is required to approve CCFPI´s annual business plan, which is the key documents pursuant to which CCFPI´s business is operated and any other matters); and (ii) potential voting rights to acquire the remaining 49% of CCFPI are not probable to be executed in the foreseeable future and the fact that the call option remains “out of the money”, the Company has concluded that Coca-Cola FEMSA did not control CCFPI during any of the periods presented in our consolidated financial statements and consequently the Company has accounted for this investment as joint venture using the equity method.

As of December 31, 2015, 2014 and 2013 the total net income corresponding to the immaterial associates was Ps. 185, Ps. 195 and Ps. 138 respectively.

As of December 31, 2015, 2014 and 2013 the total net (loss) income corresponding to the immaterial joint ventures was Ps. (30), Ps. (320) and Ps. 151 respectively.

Note 10. Property, Plant and Equipment, net

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2013	Ps.	3,863	Ps.	11,900	Ps.	30,841	Ps.	13,019	Ps.	5,814	Ps.	3,668	Ps.	537	Ps.	740	Ps.	70,382
Additions		77		120		1,512		1,445		1,435		5,685		—		341		10,615
Additions from business combinations		534		2,268		2,414		428		96		614		—		264		6,618
Transfer of completed projects in progress		389		750		875		1,144		785		(3,991)		48		—		—
Transfer (to)/from assets classified as held for sale		—		—		(189)		—		—		—		—		—		(189)
Disposals		(1)		(168)		(968)		(749)		(324)		(332)		(12)		(14)		(2,568)
Effects of changes in foreign exchange rates		(250)		(1,331)		(3,588)		(1,135)		(466)		(208)		(99)		(55)		(7,132)
Changes in value on the recognition of inflation effects		228		1,191		2,252		603		46		165		—		277		4,762
Capitalization of borrowing costs		—		—		32		—		—		—		—		—		32

Cost as of December 31, 2013	Ps.	4,840	Ps.	14,730	Ps.	33,181	Ps.	14,755	Ps.	7,386	Ps.	5,601	Ps.	474	Ps.	1,553	Ps.	82,520

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2014	Ps.	4,840	Ps.	14,730	Ps.	33,181	Ps.	14,755	Ps.	7,386	Ps.	5,601	Ps.	474	Ps.	1,553	Ps.	82,520
Additions		532		42		542		327		398		8,787		—		234		10,862
Adjustment of fair value of past business combinations		(115)		(610)		891		(57)		—		(68)		99		(253)		(113)
Transfer of completed projects in progress		—		1,263		2,708		1,523		1,994		(7,581)		90		3		—
Transfer (to)/from assets classified as held for sale		—		—		(134)		—		—		—		—		—		(134)
Disposals		(10)		(113)		(1,516)		(632)		(60)		(1)		(14)		(79)		(2,425)
Effects of changes in foreign exchange rates		(663)		(3,117)		(5,414)		(1,975)		(323)		(545)		(42)		(506)		(12,585)
Changes in value on the recognition of inflation effects		110		355		536		186		7		29		—		110		1,333
Capitalization of borrowing costs		—		—		33		—		—		263		—		—		296

Cost as of December 31, 2014	Ps.	4,694	Ps.	12,550	Ps.	30,827	Ps.	14,127	Ps.	9,402	Ps.	6,485	Ps.	607	Ps.	1,062	Ps.	79,754

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2015	Ps.	4,694	Ps.	12,550	Ps.	30,827	Ps.	14,127	Ps.	9,402	Ps.	6,485	Ps.	607	Ps.	1,062	Ps.	79,754
Additions		358		1,201		1,121		1,175		1,655		4,524		—		511		10,545
Transfer of completed projects in progress		59		1,289		3,111		1,168		662		(6,338)		49		—		—
Disposals		(54)		(46)		(1,284)		(972)		(103)		—		(47)		(39)		(2,545)
Effects of changes in foreign exchange rates		(595)		(1,352)		(4,051)		(1,217)		(266)		(1,007)		(13)		(848)		(9,349)
Changes in value on the recognition of inflation effects		245		503		964		295		301		91		—		229		2,628
Capitalization of borrowing costs		—		—		—		—		—		57		—		—		57

Cost as of December 31, 2015	Ps.	4,707	Ps.	14,145	Ps.	30,688	Ps.	14,576	Ps.	11,651	Ps.	3,812	Ps.	596	Ps.	915	Ps.	81,090

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated depreciation as of January 1, 2013	Ps.	—	Ps.	(3,687)	Ps.	(14,685)	Ps.	(7,125)	Ps.	(1,988)	Ps.	—	Ps.	(65)	Ps.	(315)	Ps.	(27,865)
Depreciation for the year				(297)		(2,639)		(1,631)		(1,662)		—		(46)		(96)		(6,371)
Transfer (to)/from assets classified as held for sale		—		—		88		—		—		—		—		—		88
Disposals		—		160		953		785		33		—		12		6		1,949
Effects of changes in foreign exchange rates		—		587		2,044		755		143		—		8		73		3,610
Changes in value on the recognition of inflation effects		—		(583)		(993)		(442)		(6)		—		—		(122)		(2,146)

Accumulated depreciation as of December 31, 2013	Ps.	—	Ps.	(3,820)	Ps.	(15,232)	Ps.	(7,658)	Ps.	(3,480)	Ps.	—	Ps.	(91)	Ps.	(454)	Ps	. (30,735)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated depreciation as of January 1, 2014	Ps.	—	Ps.	(3,820)	Ps.	(15,232)	Ps.	(7,658)	Ps.	(3,480)	Ps.	—	Ps.	(91)	Ps.	(454)	Ps.	(30,735)
Depreciation for the year		—		(317)		(2,320)		(1,396)		(1,879)		—		(45)		(115)		(6,072)
Transfer (to)/from assets classified as held for sale		—		—		62		—		—		—		—		—		62
Disposals		—		56		1,474		602		57		—		13		1		2,203
Effects of changes in foreign exchange rates		—		1,512		3,479		1,046		105		—		1		236		6,379
Changes in value on the recognition of inflation effects		—		(175)		(692)		(135)		(8)		—		—		(54)		(1,064)

Accumulated depreciation as of December 31, 2014	Ps.	—	Ps.	(2,744)	Ps.	(13,229)	Ps.	(7,541)	Ps.	(5,205)	Ps.	—	Ps.	(122)	Ps.	(386)	Ps.	(29,227)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated depreciation as of January 1, 2015	Ps.	—	Ps.	(2,744)	Ps.	(13,229)	Ps.	(7,541)	Ps.	(5,205)	Ps.	—	Ps.	(122)	Ps.	(386)	Ps.	(29,227)
Depreciation for the year		—		(341)		(2,369)		(1,432)		(1,984)		—		(41)		(143)		(6,310)
Disposals		—		70		1,093		946		80		—		7		2		2,198
Effects of changes in foreign exchange rates		—		498		2,142		1,041		167		—		21		212		4,081
Changes in value on the recognition of inflation effects		—		(187)		(425)		(166)		(436)		—		—		(86)		(1,300)

Accumulated depreciation as of December 31, 2015	Ps.	—	Ps.	(2,704)	Ps.	(12,788)	Ps.	(7,152)	Ps.	(7,378)	Ps.	—	Ps.	(135)	Ps.	(401)	Ps.	(30,558)

Carrying Amount	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
As of December 31, 2013	Ps.	4,840	Ps.	10,910	Ps.	17,949	Ps.	7,097	Ps.	3,906	Ps.	5,601	Ps.	383	Ps.	1,099	Ps.	51,785
As of December 31, 2014	Ps.	4,694	Ps.	9,806	Ps.	17,598	Ps.	6,586	Ps.	4,197	Ps.	6,485	Ps.	485	Ps.	676	Ps.	50,527

As of December 31, 2015	Ps.	4,707	Ps.	11,441	Ps.	17,900	Ps.	7,424	Ps.	4,273	Ps.	3,812	Ps.	461	Ps.	514	Ps.	50,532

During the years ended December 31, 2015, 2014 and 2013 the Company capitalized Ps. 57, Ps. 296 and Ps. 32, respectively of borrowing costs in relation to Ps. 993, Ps. 1,915 and Ps. 790 in qualifying assets. The effective interest rates used to determine the amount of borrowing costs eligible for capitalization were 4.1%, 4.8% and 4.1% respectively.

For the years ended December 31, 2015, 2014 and 2013 interest expenses and net foreign exchange losses (gains) are analyzed as follows:

	2015		2014		2013
Interest expense and foreign exchange, net	Ps.	7,358	Ps.	6,760	Ps.	3,830
Amount capitalized (1)		85		338		57

Net amount in consolidated statements of income	Ps.	7,273	Ps.	6,422	Ps.	3,773

(1)	Amount of interest capitalized in property, plant and equipment and amortized intangible assets. Commitments related to acquisitions of property, plant and equipment are disclosed in Note 24.

Note 11. Intangible Assets

Cost	Rights to Produce and Distribute Coca-Cola trademark Products		Goodwill		Other indefinite lived intangible assets		Technology Costs and management systems		Development systems		Other amortizables		Total
Balance as of January 1, 2013	Ps.	57,270	Ps.	6,972	Ps.	102	Ps.	2,369	Ps.	1,019	Ps.	244	Ps.	67,976
Purchases		—		—		—		107		565		82		754
Acquisition from business combinations		19,868		13,306		55		43		—		17		33,289
Transfer of completed development systems		—		—		—		172		(172)		—		—
Effect of movements in exchange rates		(1,828)		(356)		(10)		(75)		—		(14)		(2,283)
Changes in value on the recognition of inflation effects		417		—		—		—		—		—		417
Capitalization of borrowing cost		—		—		—		25		—		—		25

Cost as of December 31, 2013	Ps.	75,727	Ps.	19,922	Ps.	147	Ps.	2,641	Ps.	1,412	Ps.	329	Ps.	100,178

Balance as of January 1, 2014	Ps.	75,727	Ps.	19,922	Ps.	147	Ps.	2,641	Ps.	1,412	Ps.	329	Ps.	100,178
Purchases		—		—		—		73		179		29		281
Changes in fair value of past acquisitions		(2,416)		3,917		—		—		—		—		1,501
Transfer of completed development systems		—		—		—		278		(278)		—		—
Effect of movements in exchange rates		(5,343)		(246)		(8)		(152)		(1)		(13)		(5,763)
Changes in value on the recognition of inflation effects		2,295		—		—		—		—		—		2,295
Capitalization of borrowing cost		—		—		—		42		—		—		42

Cost as of December 31, 2014	Ps.	70,263	Ps.	23,593	Ps.	139	Ps.	2,882	Ps.	1,312	Ps.	345	Ps.	98,534

Balance as of January 1, 2015	Ps.	70,263	Ps.	23,593	Ps.	139	Ps.	2,882	Ps.	1,312	Ps.	345	Ps.	98,534
Purchases		—		—		—		73		458		29		560
Transfer of completed development systems		—		—		—		1,085		(1,085)		—		—
Effect of movements in exchange rates		(4,992)		(2,556)		(19)		(218)		(2)		(44)		(7,831)
Changes in value on the recognition of inflation effects		1,121		—		—		—		—		—		1,121
Capitalization of borrowing cost		—		—		—		28		—		—		28

Cost as of December 31, 2015	Ps.	66,392	Ps.	21,037	Ps.	120	Ps.	3,850	Ps.	683	Ps.	330	Ps.	92,412

Amortization expense
Balances as of January 1, 2013	Ps.	—	Ps.	—	Ps.	—	Ps.	(856)	Ps.	—	Ps.	(107)	Ps.	(963)
Amortization expense		—		—		—		(223)		—		(64)		(287)
Disposals		—		—		—		2		—		—		2
Effect of movements in exchange rate		—		—		—		35		—		9		44

Balances as of December 31, 2013		—		—		—		(1,042)		—		(162)		(1,204)
Amortization expense		—		—		—		(231)		—		(84)		(315)
Effect of movements in exchange rate		—		—		—		—		—		9		9

Balances as of December 31, 2014		—		—		—		(1,273)		—		(237)		(1,510)
Amortization expense		—		—		—		(339)		—		(35)		(374)
Effect of movements in exchange rate		—		—		—		174		—		52		226

Balances as of December 31, 2015	Ps.	—	Ps.	—	Ps.	—	Ps.	(1,438)	Ps.	—	Ps.	(220)	Ps.	(1,658)

Balance as of December 31, 2013	Ps.	75,727	Ps.	19,922	Ps.	147	Ps.	1,599	Ps.	1,412	Ps.	167	Ps.	98,974

Balance as of December 31, 2014	Ps.	70,263	Ps.	23,593	Ps.	139	Ps.	1,609	Ps.	1,312	Ps.	108	Ps.	97,024

Balance as of December 31, 2015	Ps.	66,392	Ps.	21,037	Ps.	120	Ps.	2,412	Ps.	683	Ps.	110	Ps.	90,754

During the years ended December 31, 2015, 2014 and 2013 the Company capitalized Ps. 28, Ps. 42 and Ps. 25, respectively of borrowing costs in relation to Ps. 410, Ps. 600 and Ps. 630 in qualifying assets. The effective interest rates used to determine the amount of borrowing costs eligible for capitalization were 4.1%, 4.2% and 4.1%.

For the year ended in December 31, 2015, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 5, Ps. 60 and Ps. 309, respectively.

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

The aggregate carrying amounts of goodwill and distribution rights allocated to each CGU are as follows:

In millions of Ps.	2015		2014
Mexico	Ps.	55,137	Ps.	55,137
Guatemala		410		352
Nicaragua		465		418
Costa Rica		1,391		1,188
Panama		1,033		884
Colombia		4,746		5,344
Venezuela		621		823
Brazil		23,557		29,622
Argentina		69		88

Total	Ps.	87,429	Ps.	93,856

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

The key assumptions by CGU for impairment test as of December 31, 2015 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long- Term Inflation 2016-2025	Expected Volume Growth Rates 2016-2025
Mexico	6.7%	6.1%	3.4%	2.1%
Colombia	7.6%	6.8%	3.0%	4.4%
Venezuela	17.8%	17.1%	72.5%	3.9%
Costa Rica	8.2%	7.9%	4.7%	3.9%
Guatemala	10.6%	10.0%	3.7%	4.7%
Nicaragua	13.4%	12.8%	5.3%	6.4%
Panama	7.4%	6.8%	3.1%	5.2%
Argentina	9.8%	9.1%	22.8%	3.4%
Brazil	8.0%	7.4%	4.9%	4.0%

The key assumptions by CGU for impairment test as of December 31, 2014 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long- Term Inflation 2015-2024	Expected Volume Growth Rates 2015-2024
Mexico	5.5%	5.0%	3.5%	2.3%
Colombia	6.4%	5.9%	3.0%	5.3%
Venezuela	12.9%	12.3%	51.1%	3.9%
Costa Rica	7.7%	7.6%	4.7%	2.7%
Guatemala	10.0%	9.4%	5.0%	4.3%
Nicaragua	12.7%	12.2%	6.0%	2.7%
Panama	7.6%	7.2%	3.8%	4.1%
Argentina	9.9%	9.3%	22.3%	2.5%
Brazil	6.2%	5.6%	6.0%	3.8%

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). The Company consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

Sensitivity to Changes in Assumptions

At December 31, 2015 the Company performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of a 100 basis points and concluded that no impairment would be recorded.

CGU	Change in WACC	Change in Volume Growth CAGR (1)	Effect on Valuation
Mexico	+0.7%	-1.0%	Passes by 7.53x
Colombia	+0.9%	-1.0%	Passes by 5.16x
Venezuela	+5.8%	-1.0%	Passes by 7.08x
Costa Rica	+2.4%	-1.0%	Passes by 2.27x
Guatemala	+1.2%	-1.0%	Passes by 6.41x
Nicaragua	+2.6%	-1.0%	Passes by 3.53x
Panama	+0.6%	-1.0%	Passes by 11.89x
Argentina	+5.6%	-1.0%	Passes by 137.35x
Brazil	+1.1%	-1.0%	Passes by 2.29x

(1)	Compound Annual Growth Rate (CAGR)

Note 12. Other non-current assets and other non-current financial assets

12.1 Other Non-Current Assets:

	2015		2014
Non-current prepaid advertising expenses	Ps.	290	Ps.	326
Guarantee deposits (1)		1,031		1,265
Prepaid bonuses		122		100
Advances to acquire property, plant and equipment		370		988
Share based payments		174		276
Other		378		290

	Ps.	2,365	Ps.	3,245

(1)	As it is customary in Brazil, the Company is required to collaterize tax, legal and labor contingencies by guarantee deposits.

12.2 Other Non-Current Financial Assets:

	2015		2014
Non-current accounts receivable to Grupo Estrella Azul (see Note 13)	Ps.	69	Ps.	59
Other non-current financial assets		105		98
Derivative financial instruments (See Note 19)		2,221		3,003

	Ps.	2,395	Ps.	3,160

As of December 31, 2015 and 2014 there are no significant variances between the fair value and the carrying value of long term receivables. The fair value is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for receivable of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy.

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

The consolidated statements of financial position and consolidated statements of income include the following balances and transactions with related parties and affiliated companies:

	2015		2014
Balances:
Assets (current included in accounts receivable)
Due from FEMSA and Subsidiaries (see Note 6) (1)(4)	Ps.	495	Ps.	480
Due from The Coca-Cola Company (see Note 6) (1)(4)		1,559		1,584
Due from Heineken Group (1)		140		171
Other receivables (1)		27		75
Assets (non-current included in other non-current financial assets)
Grupo Estrella Azul (see Note 12)		69		59

	Ps.	2,290	Ps.	2,369

	2015		2014
Liabilities (current included in suppliers and other liabilities and loans)
Due to FEMSA and Subsidiaries (3)(4)	Ps.	1,090	Ps.	1,083
Due to The Coca-Cola Company (2)(3)(4)		3,140		4,343
Due to Heineken Group (3)		305		389
Other payables (3)		686		885

	Ps.	5,221	Ps.	6,700

(1)	Presented within accounts receivable.
(2)	Recorded within bank loans.
(3)	Recorded within accounts payable and suppliers.
(4)	Parent

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2015 and 2014, there was no expense resulting from the uncollectibility of balances due from related parties.

Details of transactions between the Company and other related parties are disclosed as follows:

Transactions	2015		2014		2013
Income:
Sales to affiliated parties	Ps.	3,803	Ps.	3,502	Ps.	3,271
Interest income received from Compañía Panameña de Bebidas, S.A.P.I. de C.V.		—		—		61
Interest income received from BBVA Bancomer, S.A. de C.V.		13		17		36
Expenses:
Purchases and other expenses of FEMSA		7,720		7,368		5,200
Purchases of concentrate from The Coca-Cola Company		27,330		28,084		25,985
Purchases of raw material, beer and operating expenses from Heineken		6,944		6,288		3,734
Advertisement expense paid to The Coca-Cola Company		1,316		1,167		1,291
Interest expense and fees paid to BBVA Bancomer, S.A. de C.V. (1)		—		4		46
Purchases to Jugos del Valle		2,135		1,803		1,814
Purchase of sugar to Promotora Industrial Azucarera, S.A. de C.V.		1,236		1,020		956
Purchase of sugar to Beta San Miguel		1,264		1,389		1,557
Purchase of sugar, cans and aluminum lids to Promotora Mexicana de Embotelladores, S.A. de C.V.		587		567		670
Purchase of canned products to Industria Envasadora de Queretaro, S.A. de C.V.		731		591		615
Purchase of inventories to Leao Alimentos e Bebidas, LTDA		3,359		2,891		2,123
Purchase of resin to Industria Mexicana de Reciclaje, S.A. de C.V.		220		266		—
Donations to Instituto Tecnologico y de Estudios Superiores de Monterrey, A.C. (1)		—		11		69
Interest expense paid to The Coca-Cola Company		1		4		60
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B. (1)		22		41		16
Other expenses with related parties		24		19		44

(1)	One or more members of the Board of Directors or senior management of the Company are also members of the Board of Directors or senior management of the counterparties to these transactions.

The benefits and aggregate compensation paid to executive officers and senior management of the Company were as follows:

	2015		2014		2013
Current employee benefits	Ps.	552	Ps.	584	Ps.	770
Termination benefits		32		106		5
Shared based payments		138		59		273

Note 14. Balances and Transactions in Foreign Currencies

Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different from the functional currency of the Company. As of December 31, 2015, 2014 and 2013, assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets		Liabilities
Balances	Current	Non-current	Current	Non-current
As of December 31, 2015
U.S. dollars	9,391	602	1,355	53,916
Euros	—	—	22	—
As of December 31, 2014
U.S. dollars	4,270	727	6,566	51,412
Euros	—	—	23	—

Transactions	Revenues	Purchases of Raw Materials	Interest Expense	Other
Year ended December 31, 2015 U.S. dollars	569	11,458	1,965	1,301
Year ended December 31, 2014 U.S. dollars	606	13,161	1,652	1,741
Year ended December 31, 2013 U.S. dollars	409	13,068	432	731

Mexican peso exchange rates in effect on December 31, 2015, 2014 and 2013 and on April 8, 2016 were as follows:

	December 31,			April 8,
	2015	2014	2013	2016
U.S. dollar	17.2065	14.7180	13.0765	17.7600

Note 15. Post-Employment and Other Non-current Employee Benefits

The Company has various labor liabilities for employee benefits in connection with pension and retirement plans, seniority premiums and post-employment benefits. Benefits vary depending upon the country where the individual employees are located. Presented below is a discussion of the Company’s labor liabilities in Mexico, which comprise the substantial majority of those, recorded in the consolidated financial statements.

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

Mexico	2015		2014		2013
Financial:
Discount rate used to calculate the defined benefit obligation	7.00%		7.00%		7.50%
Salary increase	4.50%		4.50%		4.79%
Future pension increases	3.50%		3.50%		3.50%
Biometric:
Mortality	EMSSA 2009	(1)	EMSSA 2009	(1)	EMSSA82-89	(1)
Disability	IMSS-97	(2)	IMSS-97	(2)	IMSS-97	(2)
Normal retirement age	60 years		60 years		60 years
Rest of employee turnover	BMAR2007	(3)	BMAR2007	(3)	BMAR2007	(3)

(1)	EMSSA. Mexican Experience of Social Security (for its initials in Spanish)
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social (for its initials in Spanish)
(3)	BMAR. Actuary experience

In Mexico the methodology used to determine the discount rate was the yield or Internal Rate of Return (“IRR”) which involves a yield curve. In this case, the expected rates of each period were taken from a yield curve of the Mexican Federal Government Treasury Bond (known as CETES in Mexico).

In Mexico upon retirement, the Company purchases an annuity for senior executives, which will be paid according to the option chosen by the employee.

Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans	Seniority Premiums
2016	180	16
2017	191	15
2018	176	16
2019	168	18
2020	245	19
2021 to 2025	1,059	136

15.2 Balances of the liabilities for post-employment and other non-current employee benefits

	2015		2014
Pension and Retirement Plans:
Vested benefit obligation	Ps.	621	Ps.	471
Non-vested benefit obligation		1,077		1,390

Accumulated benefit obligation		1,698		1,861
Excess of projected defined benefit obligation over accumulated benefit obligation		989		840

Defined benefit obligation		2,687		2,701
Pension plan funds at fair value		(864)		(872)

Net defined benefit liability	Ps.	1,823	Ps.	1,829

Seniority Premiums:
Vested benefit obligation	Ps.	16	Ps.	15
Non-vested benefit obligation		170		183

Accumulated benefit obligation		186		198
Excess of projected defined benefit obligation over accumulated benefit obligation		218		195

Defined benefit obligation		404		393
Seniority premium plan funds at fair value		(101)		(92)

Net defined benefit liability	Ps.	303	Ps.	301

Post-employment:
Vested benefit obligation	Ps.	135	Ps.	9
Non-vested benefit obligation		—		32

Accumulated benefit obligation		135		41
Excess of projected defined benefit obligation over accumulated benefit obligation		—		153

Net defined benefit liability	Ps.	135	Ps.	194

Total post-employment and other non-current employee benefits	Ps.	2,261	Ps.	2,324

15.3 Trust assets

Trust assets consist of fixed and variable return financial instruments recorded at market value, which are invested as follows:

Type of instrument	2015	2014
Fixed return:
Traded securities	19%	35%
Life annuities	16%	20%

Type of instrument	2015	2014
Bank instruments	3%	3%
Federal government instruments	45%	27%
Variable return:
Publicly traded shares	17%	15%

	100%	100%

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

In Mexico, the amounts and types of securities of the Company in related parties included in portfolio fund are as follows:

	2015		2014
Mexico
Portfolio:
Debt:
Grupo Televisa, S.A.B. de C.V.	Ps.	17	Ps.	17
Grupo Financiero Banorte, S.A.B. de C.V.		7		7
Grupo Industrial Bimbo, S.A.B. de C. V.		3		3
Gentera, S.A.B. de C.V.		8		—
El Puerto de Liverpool, S.A.B. de C.V.		5		5
Capital:
Fomento Económico Mexicano, S.A.B de C.V.		10		10
Coca-Cola FEMSA, S.A.B. de C. V.		—		12
Gruma, S.A.B. de C.V.		5		—
Alfa, S.A.B. de C.V.		13		8
Grupo Industrial Bimbo, S.A.B. de C.V.		3		—
Gentera, S.A.B. de C.V.		—		7
The Coca-Cola Company		—		11

During the years ended December 31, 2015, 2014 and 2013, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year.

15.4 Amounts recognized in the consolidated income statements and the consolidated statements of comprehensive income

	Income statement
2015	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps.	142	Ps.	—	Ps.	(120)	Ps.	124	Ps.	429
Seniority premiums		45		—		(9)		20		33
Post-employment		5		—		—		9		—

Total	Ps.	192	Ps.	—	Ps.	(129)	Ps.	153	Ps.	462

	Income statement
2014	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps.	137	Ps.	52	Ps.	(230)	Ps.	201	Ps.	481
Seniority premiums		39		—		(27)		19		47
Post-employment		24		—		—		17		72

Total	Ps.	200	Ps.	52	Ps.	(257)	Ps.	237	Ps.	600

	Income statement
2013	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps.	139	Ps.	8	Ps.	(7)	Ps.	90	Ps.	178
Seniority premiums		28		—		—		15		25
Post-employment		48		—		—		67		205

Total	Ps.	215	Ps.	8	Ps.	(7)	Ps.	172	Ps.	408

For the years ended December 31, 2015, 2014 and 2013, service costs of Ps. 192, Ps. 200 and Ps. 215 have been included in the consolidated statements of income as cost of goods sold, administration and selling expenses.

Remeasurements of the net defined benefit liability recognized in other comprehensive income are as follows (amounts are net of tax):

	2015		2014		2013
Amount accumulated in other comprehensive income as of the beginning of the periods	Ps.	600	Ps.	408	Ps	263
Recognized during the year (obligation liability and plan assets)		(49)		280		180
Actuarial gains and losses arising from changes in financial assumptions		(77)		87		(19)
Foreign exchange rate valuation (gain)		(12)		(175)		(16)

Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps.	462	Ps.	600	Ps.	408

Remeasurements of the net defined benefit liability include the following:

•	The return on plan assets, excluding amounts included in interest expense.

•	Actuarial gains and losses arising from changes in demographic assumptions.

•	Actuarial gains and losses arising from changes in financial assumptions.

15.5 Changes in the balance of the defined benefit obligation for post-employment and other non-current employee benefits

	2015		2014		2013
Pension and Retirement Plans:
Initial balance	Ps.	2,701	Ps.	2,666	Ps.	2,394
Current service cost		142		137		139
Effect on settlement		—		(521)		(7)
Effect on curtailment		(120)
Interest expense		185		198		171
Actuarial gains or losses		(58)		220		(73)
Foreign exchange (gain) loss		39		41		(55)
Benefits paid		(202)		(92)		(85)
Amendments		—		—		8
Acquisitions		—		—		174
Past service cost		—		52		—

	Ps.	2,687	Ps.	2,701	Ps.	2,666

Seniority Premiums:
Initial balance		Ps.393	Ps.	353	Ps.	226
Current service cost		45		39		28
Gain or loss on settlement		—		(27)		—
Effect on curtailment		(9)		—		—
Interest expense		26		26		19
Actuarial losses		(21)		28		7
Benefits paid		(30)		(26)		(26)
Acquisitions		—		—		99

	Ps.	404	Ps.	393	Ps.	353

Post-employment:
Initial balance		Ps.194	Ps.	743	Ps.	594
Current service cost		5		24		48
Certain liability cost		73		—		—
Interest expense		—		17		67
Actuarial losses		—		54		237
Foreign exchange gain		(137)		(638)		(187)
Benefits paid		—		(6)		(16)

	Ps	135	Ps.	194	Ps.	743

15.6 Changes in the balance of trust assets

	2015		2014		2013
Pension and retirement plans:
Balance at beginning of year	Ps.	872	Ps.	1,211	Ps.	1,113
Actual return on trust assets		26		70		8
Foreign exchange gain (loss)		2		(2)		(73)
Life annuities		27		128		18
Benefits paid		(63)		—		—
Amendments		—		—		16
Acquisitions		—		—		129
Effect of settlement		—		(535)		—

Balance at end of year	Ps.	864	Ps.	872	Ps.	1,211

Seniority premiums
Balance at beginning of year	Ps.	92	Ps.	90	Ps.	18
Actual return on trust assets		9		2		—
Acquisitions		—		—		72

Balance at end of year	Ps.	101	Ps.	92	Ps.	90

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

The following table presents the impact in absolute terms of a variation of 0.5% in the assumptions on the net defined benefit liability associated with the Company’s defined benefit plans. The sensibility of this 0.5% on the significant actuarial assumptions is based on a projected long-term discount rates to Mexico and a yield curve projections of long-term sovereign bonds:

+0.5%:	Income Statement
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	133	Ps.	—	Ps.	(98)	Ps.	121	Ps.	396
Seniority premiums		42		—		(8)		19		46

Total	Ps.	175	Ps.	—	Ps.	(106)	Ps.	140	Ps.	442

Expected salary increase	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	153	Ps.	—	Ps.	(114)	Ps.	136	Ps.	379
Seniority premiums		47		—		(10)		21		44

Total	Ps.	200	Ps.	—	Ps.	(124)	Ps.	157	Ps.	423

-0.5%:
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	153	Ps.		Ps.	(114)	Ps.	127	Ps.	376
Seniority premiums		48				(10)		20		43

Total	Ps.	201	Ps.		Ps.	(124)	Ps.	147	Ps.	419

Expected salary increase	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	133	Ps.	—	Ps.	(98)	Ps.	114	Ps.	392
Seniority premiums		45		—		(9)		19		44

Total	Ps.	178	Ps.	—	Ps.	(107)	Ps.	133	Ps.	436

15.8 Employee benefits expense

For the years ended December 31, 2015, 2014 and 2013, employee benefits expenses recognized in the consolidated income statements are as follows:

	2015		2014		2013
Included in cost of goods sold:
Wages and salaries	Ps.	4,106	Ps.	3,823	Ps.	5,978
Social security costs		799		742		837
Employee profit sharing		125		141		399
Pension and seniority premium costs (Note 15.4)		56		53		51
Share-based payment expense (Note 16.2)		4		3		3
Included in selling and distribution expenses:
Wages and salaries		11,513		11,999		12,878
Social security costs		2,911		2,860		2,416
Employee profit sharing		453		449		1,181
Pension and seniority premium costs (Note 15.4)		65		60		56
Share-based payment expense (Note 16.2)		6		3		6
Included in administrative expenses:
Wages and salaries		2,551		2,937		3,939
Social security costs		337		420		504
Employee profit sharing		30		50		81
Pension and seniority premium costs (Note 15.4)		66		63		60
Post-employment benefits other (Note 15.4)		5		24		48
Share-based payment expense (Note 16.2)		254		173		184

Total employee benefits expense	Ps.	23,281	Ps.	23,800	Ps.	28,621

Note 16. Bonus Programs

16.1 Quantitative and qualitative objectives

The bonus program for executives is based on achieving certain goals established annually by management, which include quantitative and qualitative objectives and special projects.

The quantitative objectives represent approximately 50% of the bonus, and are based on the Economic Value Added (“EVA”) methodology. The objective established for the executives at each entity is based on a combination of the EVA generated per entity and by our Company and the EVA generated by our parent Company FEMSA. The qualitative objectives and special projects represent the remaining 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.

The bonus amount is determined based on each eligible participant’s level of responsibility and based on the EVA generated by the applicable business unit the employee works for. This formula is established by considering the level of responsibility within the organization, the employees’ evaluation and competitive compensation in the market.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of achievement of the goals established every year. The bonuses are recorded as a part of the income statement and are paid in cash the following year. During the years ended December 31, 2015, 2014 and 2013 the bonus expense recorded amounted to Ps. 549, Ps. 523 and Ps. 533, respectively.

16.2 Share-based payment bonus plan

The Company has a stock incentive plan for the benefit of its senior executives. This plan uses as its main evaluation metric the EVA. Under the EVA stock incentive plan, eligible employees are entitled to receive a special annual bonus (fixed amount), to purchase FEMSA and Coca-Cola FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 20% per year. The 50% of Coca-Cola FEMSA’s annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options. As of December 31, 2015, 2014 and 2013, no stock options have been granted to employees. Until 2015 the shares were vested ratably over a five year period. Beginning with January 1, 2016 onwards they will ratably vest over a three year period.

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

At December 31, 2015, 2014 and 2013, the shares granted under the Company’s executive incentive plans are as follows:

	Number of shares
Incentive Plan	FEMSA	KOF	Vesting period
2012	956,685	741,245	2013-2015
2013	539,020	370,200	2014-2016
2014	489,345	331,165	2015-2017
2015	457,925	415,375	2016-2018

Total	2,442,975	1,857,985

For the years ended December 31, 2015, 2014 and 2013, the total expense recognized for the period arising from share-based payment transactions, using the grant date model, was of Ps. 264, Ps. 179 and Ps. 193, respectively.

As of December 31, 2015 and 2014, the asset recorded by Coca-Cola FEMSA in its consolidated statements of financial position amounted to Ps. 174 and Ps. 276, respectively, see Note 12.

Note 17. Bank Loans and Notes Payables

											2021 and		Carrying Value December 31,		Fair Value at December 31,		Carrying Value December 31,
(In millions of Mexican pesos)	2016		2017		2018		2019		2020		Thereafter		2015		2015		2014
Short-term debt:
Fixed rate debt:
Argentine pesos
Notes payable	Ps.	165	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	165	Ps.	164	Ps.	301
Interest rate		26.2%		—		—		—		—		—		26.2%		—		30.9%
Colombian pesos
Bank loans	Ps.	219	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	219	Ps.	220	Ps.	—
Interest rate		6.5%		—		—		—		—		—		6.5%		—		—

Total short-term debt	Ps.	384	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	384	Ps.	384	Ps.	301

Long-term debt:
Fixed rate debt:
Argentine pesos
Bank loans		18		—		—		—		—		—		18		17		309
Interest rate		15.3%		—		—		—		—		—		15.3%		—		26.9%
Brazilian reais
Bank loans		70		97		98		95		80		111		551		386		233
Interest rate		6.8%		6.9%		6.9%		6.9%		6.8%		5.6%		6.6%		—		4.6%
Capital leases		67		66		65		62		51		149		460		356		760
Interest rate		4.6%		4.6%		4.6%		4.6%		4.6%		4.6%		4.6%		—		4.6%
U.S. dollars
Senior notes		—		—		17,158		—		8,566		25,609		51,333		52,990		43,893
Interest rate		—		—		2.4%		—		4.6%		4.4%		3.8%		—		3.8%
Bank loans		—		—		—		—		—		—		—		—		30
Interest rate		—		—		—		—		—		—		—		—		3.9%
Mexican pesos
Domestic bonds		—		—		—		—		—		9,989		9,989		9,527		9,988
Interest rate		—		—		—		—		—		6.2%		6.2%		—		6.2%

Subtotal		155		163		17,321		157		8,697		35,858		62,351		63,276		55,213

											2021 and		Carrying Value December 31,		Fair Value at December 31,		Carrying Value December 31,
(In millions of Mexican pesos)	2016		2017		2018		2019		2020		Thereafter		2015		2015		2014
Variable rate debt:
U.S. dollars
Bank loans		—		—		—		—		—		—		—		—		6,956
Interest rate		—		—		—		—		—		—		—		—		0.9%
Mexican pesos
Domestic bonds		2,496		—		—		—		—		—		2,496		2,500		2,473
Interest rate		3.6%		—		—		—		—		—		3.6%		—		3.4%
Bank loans		—		—		—		—		—		—		—		—		—
Interest rate		—		—		—		—		—		—		—		—		—
Argentine pesos
Bank loans		82		41		—		—		—		—		123		120		232
Interest rate		32.2%		32.2%		—		—		—		—		32.2%		—		21.5%
Brazilian reais
Bank loans		107		107		107		107		74		—		502		430		83
Interest rate		9.2%		9.2%		9.2%		9.2%		9.2%		—		9.2%		—		7.6%
Colombian pesos
Bank loans		246		628		—		—		—		—		874		861		769
Interest rate		6.8%		6.4%		—		—		—		—		6.5%		—		5.9%

Subtotal		2,931		776		107		107		74		—		3,995		3,911		10,513

Long-term debt		3,086		939		17,428		264		8,771		35,858		66,346		67,187		65,726
Current portion of long term debt		3,086		—		—		—		—		—		3,086		—		905

Long-term debt	Ps.	—	Ps.	939	Ps.	17,428	Ps.	264	Ps.	8,771	Ps.	35,858	Ps.	63,260	Ps.	67,187	Ps.	64,821

(1)	All interest rates shown in this table are weighted average contractual annual rates.

For the years ended December 31, 2015, 2014 and 2013, the interest expense related to the bank loans and notes payable is comprised as follows and included in the consolidated income statement under the interest expense caption:

	2015		2014		2013
Interest on debts and borrowings	Ps.	3,540	Ps.	3,170	Ps.	2,262
Finance charges payable under capitalized interest		(60)		(117)		(59)
Finance charges for employee benefits		155		239		201
Derivative instruments		2,619		2,194		738
Finance operating charges		83		60		194
Finance charges payable under finance leases		—		—		5

	Ps.	6,337	Ps.	5,546	Ps.	3,341

Coca-Cola FEMSA has the following debt bonds: a) registered with the Mexican stock exchange: i) Ps. 2,500 (nominal amount) with a maturity date in 2016 and a variable interest rate, ii) Ps. 2,500 (nominal amount) with a maturity date in 2021 and fixed interest rate of 8.27% and iii) Ps. 7,500 (nominal amount) with a maturity date in 2023 and fixed interest rate of 5.46% and b) registered with the SEC : i) Senior notes of US. $ 500 with interest at a fixed rate of 4.63% and maturity date on February 15, 2020, ii) Senior notes of US. $1,000 with interest at a fixed rate of 2.38% and maturity date on November 26, 2018, iii) Senior notes of US. $ 900 with interest at a fixed rate of 3.88% and maturity date on November 26, 2023 and iv) Senior notes of US. $ 600 with interest at a fixed rate of 5.25% and maturity date on November 26, 2043 all of which are guaranteed by our subsidiaries: Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.) and Yoli de Acapulco, S. de R.L. de C.V. (“Guarantors”). In Note 27 we present supplemental guarantors consolidating financial information.

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

In December 2015, Coca-Cola FEMSA prepaid in full outstanding Bank loans denominated in U.S. million dollars for a total amount of $450 (nominal amount).

Note 18. Other Income and Expenses

	2015		2014		2013
Other income:
Gain on sale of long-lived assets	Ps.	233	Ps.	150	Ps.	194
Cancellation of contingencies		255		697		114
Other		132		154		170

	Ps.	620	Ps.	1,001	Ps.	478

Other expenses:
Provisions for contingencies from past acquisitions	Ps.	334	Ps.	232	Ps.	201
Loss on the retirement of long-lived assets		332		39		39
Loss on sale of long-lived assets		16		183		167
Other taxes from Colombia		55		—		—
Severance payments		285		272		190
Donations		221		66		103
Foreign exchange losses related to operating activities		871		172		94
Other		254		195		307

	Ps.	2,368	Ps.	1,159	Ps.	1,101

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

The Company measures the fair value of its financial assets and liabilities classified as level 1 and 2, applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2015 and 2014:

	2015				2014
	Level 1		Level 2		Level 1		Level 2
Derivative financial instruments (asset)	Ps.	—	Ps.	2,744	Ps.	—	Ps.	3,334
Derivative financial instruments (liability)		270		4		409		16
Trust assets of labor obligations		965		—		964		—

19.1 Total debt

The fair value of bank and syndicated loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2015 and 2014, which is considered to be level 1 in the fair value hierarchy (See Note 17).

19.2 Forward agreements to purchase foreign currency

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

At December 31, 2015, the Company has the following outstanding forward agreements to purchase foreign currency:

	Notional		Fair Value Asset
Maturity Date	Amount		Dec. 31, 2015
2016	Ps.	4,435	Ps.	383

At December 31, 2014, the Company had the following outstanding forward agreements to purchase foreign currency:

			Fair Value
	Notional		(Liability)		Asset
Maturity Date	Amount		Dec. 31, 2014
2015	Ps.	2,617	Ps.	(16)	Ps.	269

19.3 Options to purchase foreign currency

The Company has executed call option and collar strategies to reduce its exposure to the risk of exchange rate fluctuations. A call option is an instrument that limits the loss in case of foreign currency depreciation. A collar is a strategy that combines call and put options, limiting the exposure to the risk of exchange rate fluctuations in a similar way as a forward agreement.

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

At December 31, 2015, the Company paid a net premium of Ps. 75 millions for the following outstanding call options to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Asset Dec. 31, 2015
2016	Ps.	1,612	Ps.	65

At December 31, 2014, the Company had the following outstanding collars agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Asset Dec. 31, 2014
2015	Ps.	402	Ps.	56

19.4 Cross-currency swaps

The Company has contracted a number of cross-currency swaps to reduce its exposure to risks of exchange rate and interest rate fluctuations associated with its borrowings denominated in U.S. dollars. The fair value is estimated using market prices that would apply to terminate the contracts at the end of the period. For accounting purposes, the cross currency swaps are recorded as both, Cash Flow Hedges in regards to the foreign exchange risk, and Fair Value Hedges in regards to the interest rate risk. The fair value changes related to exchange rate fluctuations of the notional of those cross currency swaps and the accrued interest are recorded in the consolidated income statements. The remaining portion of the fair value changes, when designated as Cash Flow Hedges, are recorded in the consolidated balance sheet in “cumulative other comprehensive income”. If they are designated as Fair Value Hedges the changes in this remaining portion are recorded in the income statements as “market value (gain) loss on financial instruments”.

At December 31, 2015, the Company had the following outstanding cross currency swap agreements:

			Fair Value
	Notional		(Liability)		Asset
Maturity Date	Amount		Dec. 31, 2015
2018	Ps.	30,714	Ps.	—	Ps.	2,216

At December 31, 2014, the Company had the following outstanding cross currency swap agreements:

			Fair Value
Maturity Date	Notional Amount		Asset Dec 31, 2014
2015	Ps.	30	Ps.	6
2018		33,410		3,003

19.5 Commodity price contracts

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

The fair value of expired or sold commodity contracts are recorded in cost of goods sold with the hedged items.

At December 31, 2015, the Company had the following sugar price contracts:

			Fair Value
	Notional		(Liability)
Maturity Date	Amount		Dec 31, 2015
2016	Ps.	1,497	Ps.	(190)	—

At December 31, 2014, the Company had the following sugar price contracts:

			Fair Value
	Notional		(Liability)
Maturity Date	Amount		Dec 31, 2014
2015	Ps.	1,341	Ps.	(285)
2016		952		(101)	—
2017		37		(2)

At December 31, 2015, the Company has the following aluminum price contracts:

			Fair Value
Maturity Date	Notional Amount		(Liability) Dec. 31, 2015
2016	Ps.	436	Ps.	(84)

At December 31, 2014, the Company has the following aluminum price contracts:

				Fair Value
Maturity Date	Notional Amount			(Liability) Dec. 31, 2014
2015	Ps.	361	Ps.	(12)
2016		177		(9)

19.6 Derivative financial Instruments for CCFPI acquisition:

The Company’s call option related to the remaining 49% ownership interest in CCFPI is measured at fair value using a Level 3 concept. The call option had an estimated fair value of approximately Ps. 859 million at inception of the option, and approximately Ps. 755 million and Ps. 456 million as of December 31, 2014 and 2015, respectively. Significant observable inputs into that Level 3 estimate include the call option’s expected term (7 years at inception), risk free rate as expected return (LIBOR), a volatility (14.17%) and the underlying enterprise value of the CCFPI. The enterprise value of CCFPI for the purpose of this estimate was based on CCFPI’s long-term business plan. The Company uses Black & Scholes valuation technique to measure call option value. The Company acquired its 51% ownership interest in CCFPI in January 2013 and continues to integrate CCFPI into its global operations using the equity method of accounting, and currently believes that the underlying exercise price of the call option is “out of the money”. The Level 3 fair value of the Company’s put option related to its 51% ownership interest approximates zero as its exercise price as defined in the contract adjusts proportionately to the underlying fair value of CCFPI.

The Company estimates that the call option is “out of the money” as of December 31, 2015 and 2014. As of December 31, 2015 and 2014, the call option is “out of the money” by approximately 13.89% and 17.71% or US$90 million and US$107 million, respectively, with respect to the strike price.

19.7 Net effects of expired contracts that met hedging criteria

Type of Derivatives	Impact in Consolidated Income Statement	2015		2014		2013
Cross-currency swaps (1)	Interest expense	Ps.	2,595	Ps.	—	Ps.	—
Cross-currency swaps (1)	Foreign exchange		(10,911)		—		—
Interest rate swaps	Interest expense		—		137		105
Forward agreements to purchase foreign currency	Foreign exchange		—		—		(1,591)
Option to purchase foreign currency	Cost of goods sold		(21)		—		(9)
Forward agreements to purchase foreign currency	Cost of goods sold		(523)		(22)		(22)
Commodity price contracts	Cost of goods sold		619		291		362

(1)	This amount corresponds to the settlement of cross currency swaps portfolio in Brazil presented as part of the other financial activities.

19.8 Net effect of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2015		2014		2013
Forward agreements to purchase foreign currency	Market value gain (loss) on financial instruments	Ps.	52	Ps.	(1)	Ps.	(20)
Cross-currency swaps	Market value (loss) gain on financial instruments		(20)		26		66

19.9 Net effect of expired contracts that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2015		2014		2013
Cross-currency swaps	Market value gain on financial instruments	Ps.	105	Ps.	—	Ps.	—
Embedded derivatives	Market value gain on financial instruments		5		—		—

19.10 Market risk

The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates, interest rates and commodity prices. The Company enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk, interest rates risk and commodity prices risk including:

•	Forward Agreements to Purchase Foreign Currency in order to reduce its exposure to the risk of exchange rate fluctuations.

•	Options to purchase foreign currency in order to reduce its exposure to the risk of exchange rate fluctuations.

•	Cross-Currency Swaps in order to reduce its exposure to the risk of exchange rate fluctuations and interest rate changes.

•	Commodity price contracts in order to reduce its exposure to the risk of fluctuation in the costs of certain raw materials.

The Company tracks the fair value (mark to market) of its derivative financial instruments and its possible changes using scenario analyses. The following disclosures provide a sensitivity analysis of the market risks, which the Company is exposed to as it relates to foreign exchange rates, interests rates and commodity prices, which it considers in its existing hedging strategy:

Forward Agreements to Purchase USD (MXN/USD)	Change in U.S.$ Rate	Effect on Equity		Effect on Profit orLoss
2015	(11%)	Ps.	(197)	Ps.	—
2014	(7%)		(99)		—
2013	(11%)		(67)		—

Forward Agreements to Purchase USD (BRL/USD)	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2015	(21%)	Ps.	(387)	Ps.	—
2014	(14%)		(96)		—
2013	(13%)		(86)		—

Forward Agreements to Purchase USD (COP/USD)	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2015	(17%)	Ps.	(113)	Ps.	—
2014	(9%)		(33)		—
2013	(6%)		(19)		—

Forward Agreements to Purchase USD (ARS/USD)	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2015	(36%)	Ps.	(231)	Ps.	—
2014	(11%)		(22)		—

Options to Purchase Foreign Currency (MXN/USD)	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2015	(11%)	Ps.	(57)	Ps.	—
2014	(7%)		(20)		—

Options to Purchase Foreign Currency (COP/USD)	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2015	(17%)	Ps.	(9)	Ps.	—
2014	(9%)		(9)		—

Cross Currency Swaps (USD into MXN)	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2015	(11%)	Ps.	—	Ps.	(938)
2014	(7%)		—		(481)
2013	(11%)		—		(392)

Cross Currency Swaps (USD into BRL)	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2015	(21%)	Ps.	(4,517)	Ps.	(1,086)
2014	(14%)		—		(3,935)
2013	(13%)		—		(3,719)

Sugar Price Contracts	Change in Sugar price	Effect on Equity		Effect on Profit or Loss
2015	(31%)	Ps.	(406)	Ps.	—
2014	(27%)		(528)		—
2013	(18%)		(298)		—

Aluminum Price Contracts	Change in Aluminum price	Effect on Equity		Effect on Profit or Loss
2015	(18%)	Ps.	(58)	Ps.	—
2014	(17%)		(87)		—
2013	(19%)		(36)		—

19.11 Interest rate risk

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

The following disclosures provide a sensitivity analysis of the interest rate risks, management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to its fixed and floating rate borrowings, which considers its existing hedging strategy:

Interest Rate Risk	Change in U.S.$ Rate	Effect on Profit or Loss
2015	+100 bps	Ps.	(175)
2014	+100 bps		(231)
2013	+100 bps.		(239)

19.12 Liquidity risk

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

Ultimate responsibility for liquidity risk management rests with the Company’s board of directors, which has established an appropriate liquidity risk management framework for the evaluation of the Company’s short-, medium- and long-term funding and liquidity requirements. The Company manages liquidity risk by maintaining adequate reserves, and continuously monitoring forecasted and actual cash flows and by maintaining a conservative debt maturity profile.

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

See Note 17 for a disclosure of the Company’s maturity dates associated with its non-current financial liabilities as of December 31, 2015.

The following table reflects all contractually fixed and variable pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected gross cash outflows from derivative financial liabilities that are in place as per December 31, 2015.

Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on economic conditions (like interest rates and foreign exchange rates) existing at December 31, 2015.

(In millions of Ps)	2016		2017		2018		2019		2020		2021 and thereafter
Non-derivative financial liabilities:
Notes and bonds	Ps.	5,104	Ps.	2,565	Ps.	19,689	Ps.	2,156	Ps.	10,391	Ps.	50,845
Loans from banks		1,094		958		250		230		163		122
Obligations under finance leases		85		82		78		73		58		160
Derivatives financial liabilities		2,377		2,410		(385)		—		—		—

The Company generally makes payments associated with its non-current financial liabilities with cash generated from its operations.

19.13 Credit risk

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

The credit risk on derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining a Credit Support Annex (CSA) that establishes margin requirements. As of December 31, 2015 the Company concluded that the maximum exposure to credit risk related with derivative financial instruments is not significant given the high credit rating of its counterparties.

Note 20. Non-Controlling Interest in Consolidated Subsidiaries

An analysis of Coca-Cola FEMSA’s non-controlling interest in its consolidated subsidiaries for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015		2014		2013
Mexico	Ps.	3,342	Ps.	3,614	Ps.	3,309
Colombia		12		15		16
Brazil		632		772		717

	Ps.	3,986	Ps.	4,401	Ps.	4,042

Non-controlling interests in Mexico primarily represent the individual results of a Mexican holding company Kristine Oversease, S.A.P.I. de C.V. This entity also has non-controlling stakes in certain Brazilian subsidiaries.

The changes in the Coca-Cola FEMSA’s non-controlling interest were as follows:

	2015		2014		2013
Balance at beginning of the year	Ps.	4,401	Ps.	4,042	Ps.	3,179
Net income of non controlling interest (1)		94		424		239
Exchange differences on translation of foreign operations		(554)		(21)		212
Remeasurements of the net defined employee benefit liability		6		(21)		(7)
Valuation of the effective portion of derivative financial instruments, net of taxes		50		(5)		(44)
Increase in shares of non-controlling interest		—		—		515
Dividends paid		(11)		(18)		(52)

Balance at end of the year	Ps.	3,986	Ps.	4,401	Ps.	4,042

(1)	For the years ended at 2015, 2014 and 2013, the Company’s net income allocated to non-controlling interest was Ps. 94, Ps. 424, and Ps. 239, respectively.

Note 21. Equity

21.1 Equity accounts

As of December 31, 2015, the capital stock of Coca-Cola FEMSA is represented by 2,072,922,229 common shares, with no par value. Fixed capital stock is Ps. 922 (nominal value) and variable capital is unlimited.

The characteristics of the common shares are as follows:

•	Series “A” and series “D” shares are ordinary, have all voting rights and are subject to transfer restrictions;

•	Series “A” shares may only be acquired by Mexican individuals and may not represent less than 51% of the ordinary shares.

•	Series “D” shares have no foreign ownership restrictions and may not represent more than 49% of the ordinary shares.

•	Series “L” shares have no foreign ownership restrictions and have limited voting rights.

As of December 31, 2015, 2014 and 2013, the number of each share series representing Coca-Cola FEMSA’s capital stock is comprised as follows:

	Thousands of Shares
Series of shares	2015	2014	2013
“A”	992,078	992,078	992,078
“D”	583,546	583,546	583,546
“L”	497,298	497,298	497,298

	2,072,922	2,072,922	2,072,922

The changes in the share are as follows:

	Thousands of Shares
Series of shares	2015	2014	2013
Initial shares	2,072,922	2,072,922	2,030,544
Shares issuance	—	—	42,378

Final shares	2,072,922	2,072,922	2,072,922

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve amounts to 20% of capital stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company. As of December 31, 2015, 2014 and 2013, this reserve is Ps. 164 for the three years.

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except for restated shareholder contributions and distributions made from net consolidated taxable income, denominated “Cuenta de Utilidad Fiscal Neta” (“CUFIN”).

Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. As of December 31, 2015, the Company’s balances of CUFIN amounted to Ps. 10,908.

For the years ended December 31, 2015, 2014 and 2013 the dividends declared and paid per share by the Company are as follows:

Series of shares	2015 (1)		2014		2013
“A”	Ps.	3,065	Ps.	2,877	Ps.	2,877
“D”		1,803		1,692		1,692
“L”		1,537		1,443		1,381

	Ps.	6,405	Ps.	6,012	Ps.	5,950

(1)	At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 12, 2015, the shareholders declared a dividend of Ps. 6,405 that was paid in May 5, 2015 and November 3, 2015. Represents a dividend of Ps. 3.09 per each ordinary share.

21.2 Capital management

The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balance in order to obtain the lowest cost of capital available. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2015 and 2014.

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

Basic earnings per share amounts are as follows:

	2015
	Per Series “A” Shares		Per Series “D” Shares		Per Series “L” Shares
Consolidated net income	Ps.	4,943	Ps.	2,908	Ps.	2,478

Consolidated net income attributable to equity holders of the parent		4,898		2,881		2,456
Weighted average number of shares for basic earnings per share (millions of shares)		992		584		497

	2014
	Per Series “A” Shares		Per Series “D” Shares		Per Series “L” Shares
Consolidated net income	Ps.	5,248	Ps.	3,087	Ps.	2,631

Consolidated net income attributable to equity holders of the parent		5,045		2,968		2,529
Weighted average number of shares for basic earnings per share (millions of shares)		992		584		497

	2013
	Per Series “A” Shares		Per Series “D” Shares		Per Series “L” Shares
Consolidated net income	Ps.	5,685	Ps.	3,343	Ps.	2,754

Consolidated net income attributable to equity holders of the parent		5,569		3,276		2,698
Weighted average number of shares for basic earnings per share (millions of shares)		992		584		481

Note 23. Income Taxes

23.1 Income Tax

The major components of income tax expense for the years ended December 31, 2015, 2014 and 2013 are:

	2015		2014		2013
Current tax expense:
Current year	Ps.	6,060	Ps.	5,002	Ps.	5,889

Deferred tax expense:
Origination and reversal of temporary differences		721		1,808		(4)
(Benefit) utilization of tax losses recognized		(2,230)		(2,949)		(154)

Total deferred tax expense		(1,509)		(1,141)		(158)

Total income tax expense in consolidated net income	Ps.	4,551	Ps.	3,861	Ps.	5,731

2015	Mexico		Foreign		Total
Current tax expense:
Current year	Ps.	3,887	Ps.	2,173	Ps.	6,060

Deferred tax expense:
Origination and reversal of temporary differences		427		294		721
(Benefit) utilization of tax losses recognized		(997)		(1,233)		(2,230)

Total deferred tax expense (benefit)		(570)		(939)		(1,509)

Total income tax expense in consolidated net income	Ps.	3,317	Ps.	1,234	Ps.	4,551

2014	Mexico		Foreign		Total
Current tax expense:
Current year	Ps.	2,974	Ps.	2,028	Ps.	5,002

Deferred tax expense:
Origination and reversal of temporary differences		(249)		2,057		1,808
Benefit of tax losses recognized		(490)		(2,459)		(2,949)

Total deferred tax expense (benefit)		(739)		(402)		(1,141)

Total income tax expense in consolidated net income	Ps.	2,235	Ps.	1,626	Ps.	3,861

2013	Mexico		Foreign		Total
Current tax expense:
Current year	Ps.	2,949	Ps.	2,940	Ps.	5,889

Deferred tax expense:
Origination and reversal of temporary differences		(311)		307		(4)
Benefit of tax losses recognized		(24)		(130)		(154)

Total deferred tax expense (benefit)		(335)		177		(158)

Total income tax expense in consolidated net income	Ps.	2,614	Ps.	3,117	Ps.	5,731

Recognized in Consolidated Statement of Other Comprehensive Income (OCI)

Income tax related to items charged or recognized directly in OCI during the year:	2015		2014		2013
Unrealized gain on cash flow hedges	Ps.	(19)	Ps.	99	Ps.	(147)
Unrealized gain on available for sale securities		—		—		(1)
Remeasurements of the net defined benefit liability		32		(51)		(75)

Total income tax recognized in OCI	Ps.	13	Ps.	48	Ps.	(223)

Balance of income tax included in Accumulated Other Comprehensive Income (AOCI) as of:

Income tax related to items charged or recognized directly in OCI as of year end:	2015		2014		2013
Unrealized gain on derivative financial instruments	Ps.	(91)	Ps.	(107)	Ps.	(208)
Unrealized gain on available for sale securities		—		—		—

Comprehensive income to be reclassified to profit or loss in subsequent periods		(91)		(107)		(208)

Re-measurements of the net defined benefit liability		(112)		(167)		(196)

Balance of income tax in OCI	Ps.	(203)	Ps.	(274)	Ps.	(404)

A reconciliation between tax expense and income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method multiplied by the Mexican domestic tax rate for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
Mexican statutory income tax rate	30%	30%	30%
Income tax from prior years	0.50	0.09	(0.96)
Loss on monetary position for subsidiaries in hyperinflationary economies	0.07	0.62	0.68
Annual inflation tax adjustment	(2.22)	(3.29)	0.05
Non-deductible expenses	2.92	2.58	0.77
Non-taxable income	(0.41)	(0.99)	(0.19)
Income taxed at a rate other than the Mexican statutory rate	0.75	0.84	1.85
Effect of restatement of tax values	(1.16)	(1.97)	(1.39)
Effect of change in statutory rate	0.11	0.09	(0.21)
Effect of changes in Mexican Tax Law	—	—	0.48
Other	0.35	(2.15)	2.19

	30.91%	25.82%	33.27%

Deferred income tax

An analysis of the temporary differences giving rise to deferred income tax liabilities (assets) is as follows:

	Consolidated Statement of Financial Position as of				Consolidated Income Statement
Consolidated Statement of Financial Position	2015		2014		2015		2014		2013
Allowance for doubtful accounts	Ps.	(95)	Ps.	(122)	Ps.	2	Ps.	5	Ps.	(8)
Inventories		138		148		(15)		117		22
Prepaid expenses		78		82		7		(24)		108
Property, plant and equipment, net		(204)		(45)		(96)		(544)		(537)
Investments in associates companies and joint ventures		—		—		—		—		3
Other assets		(561)		(609)		41		(449)		110
Finite useful lived intangible assets		285		193		112		(30)		111
Indefinite lived intangible assets		44		74		(26)		(153)		166
Post-employment and other non-current employee benefits		(235)		(340)		115		(85)		48
Derivative financial instruments		24		3		22		(10)		19
Contingencies		(1,052)		(1,309)		(7)		(458)		(109)
Employee profit sharing payable		(152)		(149)		(3)		15		(12)
Tax loss carryforwards		(4,823)		(3,126)		(2,230)		(2,948)		(154)
Cumulative other comprehensive income		(222)		(274)		—		—		—
Deductible tax goodwill of business acquisition		(1,270)		(3,334)		1,378		1,775		203
Liabilities of amortization of goodwill of business acquisition		4,147		5,255		(32)		(12)		—
Other liabilities		923		1,682		(777)		1,660		(128)

Deferred tax (income)					Ps.	(1,509)	Ps.	(1,141)	Ps.	(158)

Deferred tax, asset	Ps.	(4,098)	Ps.	(2,956)
Deferred tax, liability		1,123		1,085
Deferred income taxes, net	Ps.	(2,975)	Ps.	(1,871)

The changes in the balance of the net deferred income tax liability are as follows:

	2015		2014		2013
Balance at beginning of the year	Ps.	(1,871)	Ps.	(439)	Ps.	(597)
Deferred tax provision for the year		(1,526)		(1,155)		(121)
Change in the statutory rate		16		14		(37)
Acquisition of subsidiaries, see Note 4		—		(445)		491
Effects in equity:
Unrealized (gain) loss on derivative financial instruments		(19)		99		(147)
Unrealized gain on available for sale securities		—		—		(1)
Cumulative translation adjustment		350		99		(2)
Remeasurements of the net defined benefit liability		32		(51)		(75)
Effect of foreign currency exchanges rates		43		7		50

Balance at end of the year	Ps.	(2,975)	Ps.	(1,871)	Ps.	(439)

The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.

Tax Loss Carryforwards

The subsidiaries in Mexico, Colombia and Brazil have tax loss carryforwards. Unused tax loss carryforwards, for which a deferred income tax asset has been recognized, may be recovered provided certain requirements are fulfilled. The tax losses carryforwards and their years of expiration are as follows:

	Tax Loss Carryforwards
2020	Ps.	9
2021		—
2022		10
2023		—
2024 and thereafter		5,057
No expiration (Brazil and Colombia)		9,824

	Ps.	14,900

During 2013 the Company completed certain acquisitions in Brazil as disclosed in Note 4. In connection with those acquisition the Company recorded certain goodwill balances that are deductible for Brazilian income tax reporting purposes. The deduction of such goodwill amortization has resulted in the creation of Net Operating Losses (NOLs) in Brazil. NOLs in Brazil have no expiration, but their usage is limited to 30% of Brazilian taxable income in any given year. As of December 31, 2015 and 2014 the Company believes that it is more likely than not that it will ultimately recover such NOLs through the reversal of temporary differences and future taxable income. Accordingly no valuation allowance has been provided.

During 2015, the Company also generated in Mexico in 2015 as a result of adverse exchange rate fluctuations that impacted the Company’s 2015 effective income tax rate. These NOL’s expire as indicated the table above.

The changes in the balance of tax loss carryforwards are as follows:

	2015		2014		2013
Balance at beginning of the year	Ps.	9,400	Ps.	537	Ps.	75
Increase (see sources above)		7,001		8,912		641
Usage of tax losses		(37)		(94)		(177)
Effect of foreign currency exchange rates		(1,464)		45		(2)

Balance at end of the year	Ps.	14,900	Ps.	9,400	Ps.	537

There were no withholding taxes associated with the payment of dividends in either 2015, 2014 or 2013 by the Company to its shareholders.

The Company has determined that undistributed profits of its subsidiaries, joint ventures or associates will not be distributed in the foreseeable future. The temporary differences associated with investments in subsidiaries, associates and joint ventures that have not been recognized, aggregate to December 31, 2015: Ps. 8,014, December 31, 2014: Ps. 7,326 and, December 31, 2013: Ps. 8,852.

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

On December 30, 2015, the Venezuelan government published a tax reform for 2016 which establishes: (i) a new tax on financial transactions that will be effective beginning February 1, 2016, for those identified as “special taxpayers” at a rate of 0.75% over certain financial transactions, including bank withdraws, transfers of bonds and securities, payments of debts not utilizing a bank account and forgiveness of debt; and (ii) elimination of inflationary effects on calculations of income tax.

In Guatemala, the income tax rate for 2014 was 28.0% and it decreased for 2015 to 25.0%, as scheduled.

In 2009 Nicaragua established rules related with transfer pricing. This obligation originally would be enacted on January 1, 2016, but the National Assembly passed an amendment to postpone the measure until June 30, 2017.

In Brazil, since July 2015, all the financial revenues (except exchange variance) have been subjected to Federal Social Contributions at the rate of 4.65%.

Also in Brazil, starting 2016 the rates of value-added tax in certain states will be changed as follows: Mato Grosso do Sul – from 17% to 20%; Minas Gerais - the tax rate will remain at 18% but there will be an additional 2% as a contribution to poverty eradication just for the sales to non-taxpayer (final consumers); Rio de Janeiro - the contribution related to poverty eradication fund will be increased from 1% to 2% effectively in April; Paraná - the rate will be reduced to 16% but a rate of 2% as a contribution to poverty eradication will be charged on sales to non-taxpayers. Besides, specifically for beers, the increase of value-added tax rate will be slight superior.

Additionally in Brazil, starting on January 1, 2016, the rates of federal production tax will be reduced and the rates of the federal sales tax will be increased. The Company estimates the average of these taxes over the net sales would move from 14.4% in 2015 to 15.5% in 2016.

Note 24. Other Liabilities, Provisions and Commitments

24.1 Other current financial liabilities

	2015		2014
Sundry creditors	Ps.	837	Ps.	1,569
Derivative financial instruments		274		313

Total	Ps.	1,111	Ps.	1,882

24.2 Provisions and other non-current liabilities
	2015		2014
Provisions	Ps.	3,317	Ps.	4,168
Taxes payable		326		270
Other		533		889

Total	Ps.	4,176	Ps.	5,327

24.3 Other non-current financial liabilities
	2015		2014
Derivative financial instruments	Ps.	—	Ps.	112
Security deposits		214		176

Total	Ps.	214	Ps.	288

24.4 Provisions recorded in the consolidated statement of financial position

The Company has various loss contingencies, and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2015 and 2014:

	2015		2014
Taxes	Ps.	1,658	Ps.	2,198
Labor		1,340		1,543
Legal		319		427

Total	Ps.	3,317	Ps.	4,168

24.5. Changes in the balance of provisions recorded

24.5.1 Taxes

	2015		2014		2013
Balance at beginning of the year	Ps.	2,198	Ps.	3,147	Ps.	921
Penalties and other charges		21		89		1
New contingencies		84		10		217
Cancellation and expiration		(205)		(327)		(5)
Contingencies added in business combinations		—		1,191		2,108
Payments		(214)		(1,255)		(31)
Brazil tax amnesty		—		(599)		—
Effect of foreign currency exchange rates		(226)		(58)		(64)

Balance at end of the year	Ps.	1,658	Ps.	2,198	Ps.	3,147

24.5.2 Labor

	2015		2014		2013
Balance at beginning of the year	Ps.	1,543	Ps.	1,021	Ps.	934
Penalties and other charges		209		107		139
New contingencies		44		145		187
Cancellation and expiration		(102)		(53)		(226)
Contingencies added in business combinations		—		442		114
Payments		(111)		(57)		(69)
Effects of foreign currency exchange rates		(243)		(62)		(58)

Balance at end of the year	Ps.	1,340	Ps.	1,543	Ps.	1,021

A roll forward for legal contingencies is not disclosed because the amounts are not considered to be material.

While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.

24.6 Unsettled lawsuits

The Company has entered into several proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and its subsidiaries. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. Such contingencies were classified by the Company as less than probable but not remote, the estimated amount as of December 31, 2015 of these lawsuits is Ps. 24,916, however, the Company believes that the ultimate resolution of such proceedings will not have a material effect on its consolidated financial position or result of operations.

The Company has tax contingencies, amounting to approximately Ps. 19,133 with loss expectations assessed by management and supported by the analysis of legal counsel which it considers possible. Among these possible contingencies, are Ps. 5,770 in various tax disputs related primarily to credits for ICMS (VAT) and Tax credits over raw materials acquired from Free Trade Zone Manaus IPI. Possible claims also include Ps. 11,613 related to the disallowance of IPI credits on the acquisition of inputs from the Manaus Free Trade Zone. Possible claims also include Ps. 1,348 related to compensation of federal taxes not approved by the IRS (Tax authorities). Finally, possible claims include Ps. 402 related to the requirement by the Tax Authorities of State of São Paulo for ICMS (VAT), interest and penalty due to the alleged underpayment of tax arrears for the period 1994-1996. The Company is defending its position in these matters and final decision is pending in court.

In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where this subsidiary operates. The Company does not expect any material liability to arise from these contingencies.

24.7 Collateralize contingencies

As is customary in Brazil, the Company has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 3,569, Ps. 3,026 and Ps. 2,248 as of December 31, 2015, 2014 and 2013, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies.

24.8 Commitments

As of December 31, 2015, the Company has contractual commitments for financing leases for machinery and transport equipment and operating leases for the rental of production machinery and equipment, distribution and computer equipment.

The contractual maturities of the operating leases commitments by currency, expressed in Mexican pesos as of December 31, 2015, are as follows:

	Mexican pesos		U.S. dollars		Other
Not later than 1 year	Ps.	113	Ps.	87	Ps.	1
Later than 1 year and not later than 5 years		484		361		13
Later than 5 years		262		177		2

Total	Ps.	859	Ps.	625	Ps.	16

Rental expense charged to consolidated net income was Ps. 1,044, Ps. 940 and Ps. 949 for the years ended December 31, 2015, 2014 and 2013, respectively.

Future minimum lease payments under finance leases with the present value of the net minimum lease payments are as follows:

	2015		Present		2014		Present
	Minimum		value of		Minimum		value of
	payments		payments		payments		payments
Not later than 1 year	Ps.	71	Ps.	67	Ps.	255	Ps.	222
Later than 1 year and not later than 5 years		259		244		501		474
Later than 5 years		166		149		62		64

Total minimum lease payments		496		460		818		760
Less amount representing finance charges		36		—		58		—

Present value of minimum lease payments	Ps.	460			Ps.	760

The Company has firm commitments for the purchase of property, plant and equipment of Ps. 92 as December 31, 2015.

Note 25. Information by Segment

The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who reviews periodically reviews financial information at the country level. Thus, each of the separate countries in which the Company operates are considered operating segments, with the exception of Central America which represents a single operating segment.

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

The Company is of the view that the quantitative and qualitative aspects of the aggregated operating segments are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to:(i) similarities of customer base, products, production processes and distribution processes, (ii) similarities of governments, (iii) inflation trends, since hyper-inflationary economy has different characteristics that carry out to making decision on how to deal with the cost of the production and distribution, Venezuela has been separated as a separate segment, (iv) currency trends and (v) historical and projected financial and operating statistics, historically and according to our estimates the financial trends of the countries aggregated into an operating segment have been behaved in similar ways and will continue to do so,

Segment disclosure for the Company’s consolidated operations is as follows:

2015	Mexico and Central America(1)		South America(2)		Venezuela		Consolidated
Total revenues	Ps.	78,709	Ps.	64,752	Ps.	8,899	Ps.	152,360
Intercompany revenue		3,791		3		—		3,794
Gross profit		40,130		27,532		4,368		72,030
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		10,614		3,220		891		14,725
Depreciation and amortization		4,404		2,489		251		7,144
Non cash items other than depreciation and amortization (3)		685		130		1,352		2,167
Equity in earnings of associated companies and joint ventures		97		58		—		155
Total assets		133,941		69,281		7,027		210,249
Investments in associate companies and joint ventures		15,779		2,094		—		17,873
Total liabilities		80,963		17,528		3,023		101,514
Capital expenditures, net (4)		4,672		5,686		1,126		11,484

2014	Mexico and Central America(1)		South America(2)		Venezuela		Consolidated
Total revenues	Ps.	71,965	Ps.	66,367	Ps.	8,966	Ps.	147,298
Intercompany revenue		3,471		4		—		3,475
Gross profit		36,453		27,372		4,557		68,382
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		9,171		4,748		1,033		14,952
Depreciation and amortization		4,046		2,660		243		6,949
Non cash items other than depreciation and amortization (3)		693		(204)		204		693
Equity in earnings of associated companies and joint ventures		(326)		201		—		(125)
Total assets		126,818		78,674		6,874		212,366
Investments in associate companies and joint ventures		14,827		2,499		—		17,326
Total liabilities		80,280		19,109		2,859		102,248
Capital expenditures, net (4)		3,952		6,198		1,163		11,313

2013	Mexico and Central America(1)		South America(2)		Venezuela		Consolidated
Total revenues	Ps.	70,679	Ps.	53,774	Ps.	31,558	Ps.	156,011
Intercompany revenue		3,186		—		—		3,186
Gross profit		34,941		22,374		15,620		72,935
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		9,089		4,622		3,513		17,224
Depreciation and amortization		3,806		2,285		1,041		7,132
Non-cash items other than depreciation and amortization (3)		(72)		(133)		217		12
Equity in earnings of associated companies and joint ventures		239		49		1		289
Total assets		121,685		72,451		22,529		216,665
Investments in associate companies and joint ventures		14,251		2,516		—		16,767
Total liabilities		72,077		19,255		8,180		99,512
Capital expenditures, net (4)		5,287		4,447		1,969		11,703

(1)	Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 67,772, Ps. 62,990 and Ps. 62,364 during the years ended December 31, 2015, 2014 and 2013, respectively. Domestic (Mexico only) total assets were Ps. 123,585, Ps. 117,949 and Ps. 114,254 as of December 31, 2015, 2014 and 2013, respectively. Domestic (Mexico only) total liabilities were Ps. 78,834, Ps. 78,358 and Ps. 70,805 as of December 31, 2015, 2014 and 2013, respectively.
(2)	South America includes Brazil, Argentina, Colombia and Venezuela, although Venezuela is shown separately above. South America revenues include Brazilian revenues of Ps. 37,825, Ps. 43,573 and Ps. 30,265 during the years ended December 31, 2015, 2014 and 2013, respectively. Brazilian total assets were Ps. 49,448, Ps. 59,836 and Ps. 53,441 as of December 31, 2015, 2014 and 2013, respectively. Brazilian total liabilities Ps. 10,753, Ps. 12,629 and Ps. 12,484 as of December 31, 2015, 2014 and 2013, respectively. South America revenues also include Colombian revenues of Ps. 12,984, Ps. 13,118 and Ps. 12,780 during the years ended December 31, 2015, 2014 and 2013, respectively. Colombian total assets were Ps. 15,182, Ps. 14,864 and Ps. 15,512 as of December 31, 2015, 2014 and 2013, respectively. Colombian total liabilities were Ps. 3,977, Ps. 3,594 and Ps. 3,974 as of December 31, 2015, 2014 and 2013, respectively. South America revenues also include Argentine revenues of Ps. 13,943, Ps, 9,676 and Ps. 10,729 during the years ended December 31, 2015, 2014 and 2013, respectively. Argentine total assets were Ps. 4,651, Ps. 3,974 and Ps. 3,498 as of December 31, 2015, 2014 and 2013, respectively. Argentine total liabilities were Ps. 2,798, Ps. 2,886 and Ps. 2,797 as of December 31, 2015, 2014 and 2013, respectively.
(3)	Includes foreign exchange loss, net; gain on monetary position, net; and market value (gain) loss on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.
(5)	The Asian division consists of the 51% equity investment in CCFPI (Philippines) which was acquired in 2013, and is accounted for using the equity method of accounting (see Note 9). The equity in earnings of the Asian division were Ps. 86, Ps. (334) and Ps. 108 in 2015, 2014 and 2013, respectively and are presented as part of the Company’s corporate operations in 2015, 2014 and 2013 and thus disclosed net in the table above as part of the “equity in earnings of associated companies” in the Mexico & Central America division, as is the equity method investment in CCFPI Ps. 9,996, Ps. 9,021 and 9,398. However, the Asian division represents a separate reporting segment under IFRS 8 and is represented by the following investee level amounts, prior to reflection of the Company’s 51% equity interest in the accompanying consolidated financial statements: revenues Ps. 19,576, Ps. 16,548 and Ps. 13,438, gross profit Ps. 5,325, Ps. 4,913 and Ps. 4,285, income before income taxes Ps. 334, Ps. 664 and Ps. 310, depreciation and amortization Ps. 2,369, Ps. 643 and Ps. 1,229, total assets Ps. 22,002, Ps. 19,877 and Ps. 17,232, total liabilities Ps. 6,493, Ps. 6,614 and Ps. 4,488, capital expenditures Ps. 1,778, Ps. 2,215 and Ps. 1,889.

Note 26. Future Impact of Recently Issued Accounting Standards not yet in Effect:

The Company has not applied the following the standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 16, Leases

In January 2016, the IASB issued the final version of the IFRS 16 Leases which replaces the current IAS 17 Leases. Under the new standard, a lease is a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration. To be a lease, a contract must convey the right to control the use of an identified asset, which could be a physically distinct portion of an asset such as a floor of a building. A contract conveys the right to control the use of an identified asset if, throughout the period of use, the customer has the right to: (1) obtain substantially all of the economic benefits from the use of the identified asset; and (2) direct the use of the identified asset (i.e., direct how and for what purpose the asset is used). The new standard will be effective for annual periods beginning on or after January 1, 2019. The Company has yet to complete its evaluation of whether these changes will have a significant impact on its consolidated financial statements.

IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions. The adoption of IFRS 9 will have an effect on the classification and measurement of the Company´s financial assets, but no impact on the classification and measurement of the Company’s financial liabilities. The Company has not early adopted this IFRS.

IFRS 15, Revenue from Contracts with Customers

IFRS 15, “Revenue from Contracts with Customers”, was issued in May 2014 and applies to annual reporting periods beginning on or after January 1, 2018, earlier application is permitted. If the Entity elects apply IFRS 15 retrospectively, the entity shall recognise the cumulative effect of initially applying this Standard as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) of the annual reporting period that includes the date of initial application. Revenue is recognized as control is passed, either over time or at a point in time.

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

Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party.

The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact on the Company.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortise intangible assets. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016. These amendments are not expected to have any impact to the Company given that the Company has not used a revenue-based method to depreciate its non-current assets.

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognised in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognised only to the extent of unrelated investors’ interests in the associate or joint venture. These amendments must be applied prospectively and are effective for annual periods beginning on or after January 1, 2016. These amendments are not expected to have any significant impact on the Company.

Annual Improvements 2012-2014 Cycle

These improvements are effective for annual periods beginning on or after January 1, 2016. They include:

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

Assets (or disposal groups) are generally disposed of either through sale or distribution to owners. The amendment clarifies that changing from one of these disposal methods to the other would not be considered a new plan of disposal, rather it is a continuation of the original plan. There is, therefore, no interruption of the application of the requirements in IFRS 5. This amendment must be applied prospectively.

IAS 19 Employee Benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment must be applied prospectively.

Note 27. Supplemental Guarantor Information

Consolidating Condensed Financial Information

The following consolidating information presents consolidating condensed statements of financial position as of December 31, 2015 and 2014 and condensed consolidating statements of income, other comprehensive income and cash flows for each of the three years in the period ended December 31, 2015, 2014 and 2013 of the Company and Propimex, S. de R.L. de C.V., Comercializadora la Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador CIMSA, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S. de R. L. de C.V. (the Guarantors).

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

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Consolidated Statement of Financial Position As of December 31, 2015
Assets:
Current assets:
Cash and cash equivalents	Ps.	10,991	Ps.	810	Ps.	4,188	Ps.	—	Ps.	15,989
Accounts receivable, net		18,378		7,200		47,192		(63,123)		9,647
Inventories		—		3,665		4,401		—		8,066
Recoverable taxes		18		648		3,554		—		4,220
Other current assets and financial assets		519		1,636		2,155		—		4,310

Total current assets		29,906		13,959		61,490		(63,123)		42,232

Non-current assets:
Investments in associates and joint ventures		113,513		71,697		12,121		(179,458)		17,873
Property, plant and equipment, net		—		17,308		33,224		—		50,532
Intangible assets, net		29,348		35,287		26,119		—		90,754
Other non-current assets and financial assets		3,409		7,763		4,108		(6,422)		8,858

Total non-current assets		146,270		132,055		75,572		(185,880)		168,017

Total assets	Ps.	176,176	Ps.	146,014	Ps.	137,062	Ps.	(249,003)	Ps.	210,249

Liabilities:
Current liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	2,894	Ps.	—	Ps.	987	Ps.	—	Ps.	3,881
Suppliers		19		5,605		9,846		—		15,470
Other current liabilities		7,155		47,870		19,227		(63,123)		11,129

Total current liabilities		10,068		53,475		30,060		(63,123)		30,480

Non-current liabilities:
Bank loans and notes payable		61,321		—		1,939		—		63,260
Other non-current liabilities		38		750		13,408		(6,422)		7,774

Total non-current liabilities		61,359		750		15,347		(6,422)		71,034

Total liabilities		71,427		54,225		45,407		(69,545)		101,514

Equity:
Equity attributable to equity holders of the parent		104,749		91,789		87,669		(179,458)		104,749
Non-controlling interest in consolidated subsidiaries		—		—		3,986		—		3,986

Total equity		104,749		91,789		91,655		(179,458)		108,735

Total liabilities and equity	Ps.	176,176	Ps.	146,014	Ps.	137,062	Ps.	(249,003)	Ps.	210,249

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Consolidated Statement of Financial Position As of December 31, 2014
Assets:
Current assets:
Cash and cash equivalents	Ps.	7,282	Ps.	755	Ps.	4,921	Ps.	—	Ps.	12,958
Accounts receivable, net		42,614		4,733		43,794		(80,802)		10,339
Inventories		—		3,509		4,310		—		7,819
Recoverable taxes		72		1,675		2,335		—		4,082
Other current assets and financial assets		36		1,015		1,879		—		2,930

Total current assets		50,004		11,687		57,239		(80,802)		38,128

Non-current assets:
Investments in associates and joint ventures		94,347		57,839		13,676		(148,536)		17,326
Property, plant and equipment, net		—		17,049		33,478		—		50,527
Intangible assets, net		29,348		34,920		32,756		—		97,024
Other non-current assets and financial assets		1,281		7,672		6,931		(6,523)		9,361

Total non-current assets		124,976		117,480		86,841		(155,059)		174,238

Total assets	Ps.	174,980	Ps.	129,167	Ps.	144,080	Ps.	(235,861)	Ps.	212,366

Liabilities:
Current liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	352	Ps.	—	Ps.	1,225	Ps.	—	Ps.	1,577
Suppliers		15		2,832		11,304		—		14,151
Other current liabilities		5,890		63,412		24,175		(80,802)		12,675

Total current liabilities		6,257		66,244		36,704		(80,802)		28,403

Non-current liabilities:
Bank loans and notes payable		62,968		—		1,853		—		64,821
Other non-current liabilities		38		1,382		14,127		(6,523)		9,024

Total non-current liabilities		63,006		1,382		15,980		(6,523)		73,845

Total liabilities		69,263		67,626		52,684		(87,325)		102,248

Equity:
Equity attributable to equity holders of the parent		105,717		61,541		86,995		(148,536)		105,717
Non-controlling interest in consolidated subsidiaries		—		—		4,401		—		4,401

Total equity		105,717		61,541		91,396		(148,536)		110,118

Total liabilities and equity	Ps.	174,980	Ps.	129,167	Ps.	144,080	Ps.	(235,861)	Ps.	212,366

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2015
Total revenues	Ps.	1	Ps.	66,740	Ps.	97,855	Ps.	(12,236)	Ps.	152,360
Cost of goods sold		—		32,008		50,629		(2,307)		80,330

Gross profit		1		34,732		47,226		(9,929)		72,030
Administrative expenses		96		4,711		6,124		(4,526)		6,405
Selling expenses		—		19,853		27,429		(5,403)		41,879
Other (income) expenses, net		(12)		336		1,424		—		1,748
Interest expense, net		1,198		2,916		1,809		—		5,923
Foreign exchange loss (gain), net		2,597		305		(1,443)		—		1,459
Other financing (income) expense, net		(105)		(49)		45		—		(109)
Income taxes		(984)		2,035		3,500		—		4,551
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		13,024		3,977		150		(16,996)		155

Consolidated net income	Ps.	10,235	Ps.	8,602	Ps.	8,488	Ps.	(16,996)	Ps.	10,329

Attributable to:
Equity holders of the parent	Ps.	10,235	Ps.	8,602	Ps.	8,394	Ps.	(16,996)	Ps.	10,235
Non-controlling interest		—		—		94		—		94

Consolidated net income	Ps.	10,235	Ps.	8,602	Ps.	8,488	Ps.	(16,996)	Ps.	10,329

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2014
Total revenues	Ps.	1	Ps.	61,431	Ps.	103,506	Ps.	(17,640)	Ps.	147,298
Cost of goods sold		—		29,790		52,170		(3,044)		78,916

Gross profit		1		31,641		51,336		(14,596)		68,382
Administrative expenses		178		4,255		6,374		(4,422)		6,385
Selling expenses		—		20,617		30,022		(10,174)		40,465
Other (income) expenses, net		18		(52)		192		—		158
Interest expense, net		748		3,021		1,398		—		5,167
Foreign exchange loss (gain), net		1,718		(21)		(729)		—		968
Other financing (income) expense, net		(27)		(3)		317		—		287
Income taxes		(605)		1,069		3,397		—		3,861
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		12,571		6,209		(78)		(18,827)		(125)

Consolidated net income	Ps.	10,542	Ps.	8,964	Ps.	10,287	Ps.	(18,827)	Ps.	10,966

Attributable to:
Equity holders of the parent	Ps.	10,542	Ps.	8,964	Ps.	9,863	Ps.	(18,827)	Ps.	10,542
Non-controlling interest		—		—		424		—		424

Consolidated net income	Ps.	10,542	Ps.	8,964	Ps.	10,287	Ps.	(18,827)	Ps.	10,966

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2013
Total revenues	Ps.	—	Ps.	62,750	Ps.	109,054	Ps.	(15,793)	Ps.	156,011
Cost of goods sold		—		30,398		53,779		(1,101)		83,076

Gross profit		—		32,352		55,275		(14,692)		72,935
Administrative expenses		111		8,459		6,504		(8,587)		6,487
Selling expenses		—		16,293		34,640		(6,105)		44,828
Other (income) expenses, net		(3)		107		519		—		623
Interest expense (income), net		353		2,744		(410)		—		2,687
Foreign exchange loss, net		160		98		481		—		739
Other financing (income) expense, net		(82)		26		403		—		347
Income taxes		75		1,896		3,760		—		5,731
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		12,157		5,528		216		(17,612)		289

Consolidated net income	Ps.	11,543	Ps.	8,257	Ps.	9,594	Ps.	(17,612)	Ps.	11,782

Attributable to:
Equity holders of the parent	Ps.	11,543	Ps.	8,257	Ps.	9,355	Ps.	(17,612)	Ps.	11,543
Non-controlling interest		—		—		239		—		239

Consolidated net income	Ps.	11,543	Ps.	8,257	Ps.	9,594	Ps.	(17,612)	Ps.	11,782

	Condensed consolidating statements of comprehensive income For the year ended December 31, 2015

Consolidated net income	Ps.	10,235	Ps.	8,602	Ps.	8,488	Ps.	(16,996)	Ps.	10,329

Other comprehensive income:

Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Unrealized gain on available-for sale securities, net of taxes		—		—		—		—		—
Valuation of the effective portion of derivative financial instruments, net of taxes		(77)		304		4		(258)		(27)
Exchange differences on translation of foreign operations		(4,853)		4,585		(5,536)		397		(5,407)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods:		(4,930)		4,889		(5,532)		139		(5,434)

Items not to be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes		132		21		117		(132)		138

Net other comprehensive income not being reclassified to profit or loss in subsequent periods:		132		21		117		(132)		138

Total comprehensive (loss) income, net of tax		(4,798)		4,910		(5,415)		7		(5,296)

Consolidated comprehensive income for the year, net of tax	Ps.	5,437	Ps.	13,512	Ps.	3,073	Ps.	(16,989)	Ps.	5,033

Attributable to:

Equity holders of the parent	Ps.	5,437	Ps.	13,512	Ps.	3,477	Ps.	(16,989)	Ps.	5,437
Non-controlling interest		—		—		(404)		—		(404)

Consolidated comprehensive income for the year, net of tax	Ps.	5,437	Ps.	13,512	Ps.	3,073	Ps.	(16,989)	Ps.	5,033

	Condensed consolidating statements of comprehensive income For the year ended December 31, 2014

Consolidated net income	Ps.	10,542	Ps.	8,964	Ps.	10,287	Ps.	(18,827)	Ps.	10,966

Other comprehensive income:

Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Unrealized gain on available-for sale securities, net of taxes		—		—		—		—		—
Valuation of the effective portion of derivative financial instruments, net of taxes		214		85		47		(131)		215
Exchange differences on translation of foreign operations		(11,992)		(9,922)		(2,072)		11,992		(11,994)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods:		(11,778)		(9,837)		(2,025)		11,861		(11,779)

Items not to be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes		(192)		(101)		(108)		209		(192)

Net other comprehensive income not being reclassified to profit or loss in subsequent periods:		(192)		(101)		(108)		209		(192)

Total comprehensive (loss) income, net of tax		(11,970)		(9,938)		(2,133)		12,070		(11,971)

Consolidated comprehensive income for the year, net of tax	Ps.	(1,428)	Ps.	(974)	Ps.	8,154	Ps.	(6,757)	Ps.	(1,005)

Attributable to:

Equity holders of the parent	Ps.	(1,428)	Ps.	(974)	Ps.	7,777	Ps.	(6,757)	Ps.	(1,382)
Non-controlling interest		—		—		377		—		377

Consolidated comprehensive income for the year, net of tax	Ps.	(1,428)	Ps.	(974)	Ps.	8,154	Ps.	(6,757)	Ps.	(1,005)

	Parent		Wholly-owned guarantors Subsidiaries		Combined Non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating statements of comprehensive income For the year ended December 31, 2013

Consolidated net income	Ps.	11,543	Ps.	8,257	Ps.	9,594	Ps.	(17,612)	Ps.	11,782

Other comprehensive income:

Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Unrealized gain on available-for sale securities, net of taxes		—		—		(2)		—		(2)
Valuation of the effective portion of derivative financial instruments, net of taxes		(279)		(220)		(256)		476		(279)
Exchange differences on translation of foreign operations		(1,618)		(1,455)		(110)		1,618		(1,565)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods:		(1,897)		(1,675)		(368)		2,094		(1,846)

Items not to be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes		(145)		(131)		(146)		277		(145)

Net other comprehensive income not being reclassified to profit or loss in subsequent periods:		(145)		(131)		(146)		277		(145)

Total comprehensive (loss) income, net of tax		(2,042)		(1,806)		(514)		2,371		(1,991)

Consolidated comprehensive income for the year, net of tax	Ps.	9,501	Ps.	6,451	Ps.	9,080	Ps.	(15,241)	Ps.	9,791

Attributable to:

Equity holders of the parent	Ps.	9,501	Ps.	6,451	Ps.	8,680	Ps.	(15,241)	Ps.	9,391
Non-controlling interest		—		—		400		—		400

Consolidated comprehensive income for the year, net of tax	Ps.	9,501	Ps.	6,451	Ps.	9,080	Ps.	(15,241)	Ps.	9,791

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31, 2015

Cash flows from operating activities:
Income before income taxes	Ps.	9,251	Ps.	10,637	Ps.	11,988	Ps.	(16,996)	Ps.	14,880

Non-cash items		(11,920)		2,308		9,115		16,996		16,499

Changes in working capital		17		1,362		(9,556)		—		(8,177)

Net cash flows (used in)/from operating activities		(2,652)		14,307		11,547		—		23,202

Investing activities:

Interest received		2,055		238		2,347		(4,226)		414

Acquisition of long-lived assets, net		—		(2,911)		(7,401)		—		(10,312)
Acquisition of intangible assets and other investing activities		65		(62)		(1,031)		—		(1,028)

Investments in shares		(10,929)		(9,352)		(5,681)		25,930		(32)

Dividends received		—		17		13		(17)		13

Net cash flows (used in)/from investing activities		(8,809)		(12,070)		(11,753)		21,687		(10,945)

Financing activities:

Proceeds from borrowings		—		—		1,907		—		1,907

Repayment of borrowings		(7,681)		—		(1,250)		—		(8,931)

Interest paid		(609)		(3,491)		(3,694)		4,226		(3,568)

Dividends paid		(6,405)		—		(28)		17		(6,416)

Other financing activities		28,770		1,300		4,301		(25,930)		8,441

Net cash flows (used in)/from financing activities		14,075		(2,191)		1,236		(21,687)		(8,567)

Net (decrease) increase in cash and cash equivalents		2,614		46		1,030		—		3,690
Initial balance of cash and cash equivalents		7,282		755		4,921		—		12,958
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		1,095		9		(1,763)		—		(659)

Ending balance of cash and cash equivalents	Ps.	10,991	Ps.	810	Ps.	4,188	Ps.	—	Ps.	15,989

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31, 2014
Cash flows from operating activities:
Income before income taxes	Ps.	9,937	Ps.	10,033	Ps.	13,684	Ps.	(18,827)	Ps.	14,827

Non-cash items		(12,814)		(751)		6,016		21,819		14,270

Changes in working capital		232		2,952		(7,875)		—		(4,691)

Net cash flows (used in)/from operating activities		(2,645)		12,234		11,825		2,992		24,406

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31, 2014

Investing activities:

Interest received		2,499		463		1,743		(4,326)		379

Acquisition of long-lived assets, net		—		(2,499)		(8,216)		—		(10,715)
Acquisition of intangible assets and other investing activities		5,951		(1,951)		(19,715)		14,824		(891)

Investments in shares		(3)		(315)		260		—		(58)

Dividends received		59		451		142		(504)		148

Net cash flows (used in)/from investing activities		8,506		(3,851)		(25,786)		9,994		(11,137)

Financing activities:

Proceeds from borrowings		61,752		—		(55,572)		—		6,180

Repayment of borrowings		(61,130)		—		54,876		—		(6,254)

Interest paid		(237)		(3,668)		(3,603)		4,326		(3,182)

Dividends paid		(6,011)		—		(523)		504		(6,030)

Other financing activities		834		(5,179)		1,299		982		(2,064)

Net cash flows (used in)/from financing activities		(4,792)		(8,847)		(3,523)		5,812		(11,350)

Net (decrease) increase in cash and cash equivalents		1,069		(464)		(17,484)		18,798		1,919
Initial balance of cash and cash equivalents		5,485		1,220		8,601		—		15,306
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		728		(1)		(4,994)		—		(4,267)

Ending balance of cash and cash equivalents	Ps.	7,282	Ps.	755	Ps.	(13,877)	Ps.	18,798	Ps.	12,958

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31, 2013
Cash flows from operating activities:
Income before income taxes	Ps.	11,618	Ps.	10,153	Ps.	13,354	Ps.	(17,612)	Ps.	17,513
Non-cash items		(13,719)		(1,420)		5,699		20,604		11,164
Changes in working capital		(358)		2,211		(8,433)		—		(6,580)

Net cash flows from operating activities		(2,459)		10,944		10,620		2,992		22,097

Investing activities:
Acquisitions		(1,078)		46		(36,621)		—		(37,653)
Interest received		3,524		1,940		(827)		(3,983)		654
Acquisition of long-lived assets, net		—		(3,302)		(7,118)		—		(10,420)
Acquisition of intangible assets and other investing activities		(53,740)		(214)		60,168		(8,205)		(1,991)

Investments in shares		684		(12,581)		11,826		—		(71)
Dividends received		23,372		1,115		—		(24,487)		—

Net cash flows (used in)/from investing activities		(27,238)		(12,996)		27,428		(36,675)		(49,481)

Financing activities:
Proceeds from borrowings		61,752		—		4,996		—		66,748
Repayment of borrowings		(32,567)		—		(4,177)		—		(36,744)
Interest paid		(1,538)		(3,358)		(1,414)		3,982		(2,328)
Dividends paid		(5,950)		(20,986)		(3,553)		24,487		(6,002)
Acquisition of non-controlling interests		—		—		515		—		515
Other financing activities		(268)		26,672		(30,301)		5,214		1,317

Net cash flows from / (used in) financing activities		21,429		2,328		(33,934)		33,683		23,506

Net increase (decrease) in cash and cash equivalents		(8,268)		276		4,114		—		(3,878)
Initial balance of cash and cash equivalents		14,394		981		7,847		—		23,222
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		(641)		(37)		(3,360)		—		(4,038)

Ending balance of cash and cash equivalents	Ps.	5,485	Ps.	1,220	Ps.	8,601	Ps.	—	Ps.	15,306

Note 28. Subsequent Events

In February 17, 2016, the president of Venezuela announced a devaluation of the official exchange rate of 37% and moved the existing three-tier exchange rates system into dual system as part of a package of economic policies aimed to face the economic crisis from the OPEC member-countries. The official exchange rate (6.30 bolivars per USD as of December 31, 2015) and the SICAD exchange rate (13.50 bolivars per USD as of December 31, 2015), were merged into a new official exchange rate at 10 bolivars per USD. The SIMADI exchange rate was maintained in the same conditions.

On March 7, 2016, the Company´s Board of Directors approved the payment of a cash dividend in the amount of Ps. 6,944 or the equivalent of Ps. 3.35 per share, to be paid in two equal installments as of May 3 2016 and November 1, 2016.

On March 10, 2016, the Venezuelan government announced that it was replacing the SIMADI exchange rate with a new market based exchange rate known as Divisas Complementarias, or DICOM, and the official exchange rate with a preferential exchange rate denominated Divisa Protegida, or DIPRO. The DIPRO exchange rate is determined by the Venezuelan government and may be used to settle imports of a list of goods and raw materials, (which as of the date of this financial statement has not been published). The DICOM exchange rate is determined based on supply and demand of U.S. dollars. As of April 8, 2016 the DIPRO and DICOM exchange rates were 10 bolivars and 306.07 bolivars per US dollar, respectively. The Company will closely monitor developments in this area, which may affect the exchange rate(s) used prospectively.

On April 11, 2016, the Company paid domestic bonds denominated on million pesos for a total amount of Ps. 2,500 (nominal amount).