Form 20-F
period 2016-12-31
COCA COLA FEMSA SAB DE CV
filed 2017-04-12
CIK 910631

As filed with the Securities and Exchange Commission on April 12, 2017.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Maria Dyla Castro Varela

Calle Mario Pani No. 100,

Santa Fe Cuajimalpa,

Cuajimalpa de Morelos,

05348 Ciudad de México, México

(52-55) 1519-5121

kofmxinves@kof.com.mx

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

The number of outstanding shares of each class of capital or common stock as of December 31, 2016 was:

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

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.20.62 to US$1.00, the exchange rate for Mexican pesos on December 30, 2016, the last day in 2016 for which information is available, according to the U.S. Federal Reserve Board. On April 7, 2017, this exchange rate was Ps.18.65 to US$1.00. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since January 1, 2012.

To the extent that estimates are contained in this annual report, we believe such estimates, which are based on internal data, are reliable. Amounts in this annual report are rounded, and the totals may therefore not precisely equal the sum of the numbers presented.

Sources

Certain information contained in this annual report has been computed based upon statistics prepared by the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía, or INEGI), the Federal Reserve Bank of New York, the U.S. Federal Reserve Board, the Mexican Central Bank (Banco de México), the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or the CNBV), local entities in each country where we operate and upon our estimates.

Forward-Looking Information

This annual report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views of future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to, effects on our company from changes in our relationship with The Coca-Cola Company, movements in the prices of raw materials, competition, significant developments in economic or political conditions in Mexico, Central and South America and Asia, including changes in currency exchange and interest rates, our ability to successfully integrate mergers and acquisitions, or changes in our regulatory environment. Accordingly, we caution readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Item 1.       Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.       Offer Statistics and Expected Timetable

Not applicable.

Item 3.       Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IASB, referred to herein as “IFRS.” Our consolidated financial statements as of and for the years ended December 31, 2012 and 2011 were our first set of financial statements prepared in accordance with IFRS.

This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2016 and 2015 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2016, 2015 and 2014.

Pursuant to IFRS, the information presented in this annual report presents financial information in nominal terms that has been presented in Mexican pesos, taking into account local inflation of each hyperinflationary economic environment and converting from functional currency to Mexican pesos using the official exchange rate at the end of the relevant period published by the local central bank of each country categorized as a hyperinflationary economic environment. For each non-hyperinflationary economic environment, functional currency is converted to Mexican pesos using the year-end exchange rate for assets and liabilities, the historical exchange rate for equity and the average exchange rate for the income statement. Since our transition to IFRS, Venezuela has been the only country of the countries where we operate with a hyperinflationary economic environment. Pursuant to IFRS, as a result of Venezuela’s hyperinflationary economic environment and current exchange control regime, we report the results of our Venezuelan subsidiary as a separate consolidated reporting segment. See Note 3 and 25 to our consolidated financial statements.

Our non-Mexican subsidiaries maintain their accounting records in their local currency and in accordance with accounting principles generally accepted in the country where they are located. For presentation in our consolidated financial statements, we adjust these accounting records into IFRS and report in Mexican pesos under these standards.

Except when specifically indicated, information in this annual report on Form 20-F is presented as of December 31, 2016 and does not give effect to any transaction subsequent to that date.

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

	Year Ended December 31,
	2016(1)		2016(2)	2015	2014	2013(3)	2012(4)
	(in millions of Mexican pesos or millions of U.S. dollars, except ratio, share and per share data)
Income Statement Data:
Total revenues	US$	8,620	Ps. 177,718	Ps. 152,360	Ps. 147,298	Ps. 156,011	Ps. 147,739
Cost of goods sold		4,756	98,056	80,330	78,916	83,076	79,109

Gross profit		3,864	79,662	72,030	68,382	72,935	68,630
Administrative expenses		360	7,423	6,405	6,385	6,487	6,217
Selling expenses		2,330	48,039	41,879	40,465	44,828	40,223
Other income		62	1,281	620	1,001	478	545
Other expenses		247	5,093	2,368	1,159	1,101	1,497
Interest expenses		362	7,471	6,337	5,546	3,341	1,955
Interest income		35	715	414	379	654	424
Foreign exchange (loss) gain, net		(87)	(1,792)	(1,459)	(968)	(739)	272
Gain (loss) on monetary position for subsidiaries in hyperinflationary economies		117	2,417	(33)	(312)	(393)	—
Market value gain on financial instruments		2	51	142	25	46	13

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		694	14,308	14,725	14,952	17,224	19,992
Income taxes		191	3,928	4,551	3,861	5,731	6,274
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes		7	147	155	(125)	289	180

Net income		510	10,527	10,329	10,966	11,782	13,898
Equity holders of the parent		488	10,070	10,235	10,542	11,543	13,333
Non-controlling interest		22	457	94	424	239	565

Net income		510	10,527	10,329	10,966	11,782	13,898
Ratio to Revenues (%)
Gross profit margin		44.8	44.8	47.3	46.4	46.7	46.5
Net income margin		5.9	5.9	6.8	7.4	7.6	9.4

	As of December 31,
	2016(1)		2016(2)	2015	2014	2013(3)	2012(4)
	(in millions of Mexican pesos or millions of U.S. dollars, except ratio, share and per share data)
Balance Sheet Data:
Cash and cash equivalents, marketable securities	US$	508	Ps. 10,476	Ps. 15,989	Ps. 12,958	Ps. 15,306	Ps. 23,234
Accounts receivable, net, inventories, recoverable taxes, other current financial assets and other current assets		1,697	34,977	26,243	25,170	27,925	22,663

Total current assets		2,205	45,453	42,232	38,128	43,231	45,897
Investments in associates and joint ventures		1,084	22,357	17,873	17,326	16,767	5,352
Property, plant and equipment, net		3,167	65,288	50,532	50,527	51,785	42,517
Intangible assets, net		6,013	123,964	90,754	97,024	98,974	67,013
Deferred tax assets, other non-current financial assets and other non-current assets		1,077	22,194	8,858	9,361	5,908	5,324

Total non-current assets		11,341	233,803	168,017	174,238	173,434	120,206

Total assets		13,546	279,256	210,249	212,366	216,665	166,103

Bank loans and notes payable		76	1,573	384	301	495	4,194
Current portion of non-current debt		72	1,479	3,086	905	3,091	945
Interest payable		25	520	411	371	324	194
Suppliers, accounts payable, taxes payable and other current financial liabilities		1,762	36,296	26,599	26,826	28,488	24,217

Total current liabilities		1,935	39,868	30,480	28,403	32,398	29,550
Bank loans and notes payable		4,164	85,857	63,260	64,821	56,875	24,775
Post-employment and other non-current employee benefits, deferred tax liabilities, other non-current financial liabilities, provisions and other non-current liabilities		1,179	24,298	7,774	9,024	10,239	6,950

Total non-current liabilities		5,343	110,155	71,034	73,845	67,114	31,725

Total liabilities		7,278	150,023	101,514	102,248	99,512	61,275

Total equity		6,268	129,233	108,735	110,118	117,153	104,828
Equity attributable to equity holders of the parent(5)		5,924	122,137	104,749	105,717	113,111	101,649
Non-controlling interest in consolidated subsidiaries		344	7,096	3,986	4,401	4,042	3,179

Total liabilities and equity		13,546	279,256	210,249	212,366	216,665	166,103

	As of December 31,
	2016(1)	2016(2)	2015	2014	2013(3)	2012(4)
	(in millions of Mexican pesos or millions of U.S. dollars, except ratio, share and per share data)
Financial Ratios (%)
Current(6)	1.14	1.14	1.38	1.34	1.33	1.55
Leverage(7)	1.16	1.16	0.93	0.93	0.85	0.58
Capitalization(8)	0.41	0.41	0.39	0.38	0.35	0.23
Coverage(9)	4.80	4.80	3.92	4.73	8.22	15.45
Share Data
A Shares	992,078,519	992,078,519	992,078,519	992,078,519	992,078,519	992,078,519
D Shares	583,545,678	583,545,678	583,545,678	583,545,678	583,545,678	583,545,678
L Shares	497,298,032	497,298,032	497,298,032	497,298,032	497,298,032	454,920,107
Number of outstanding shares	2,072,922,229	2,072,922,229	2,072,922,229	2,072,922,229	2,072,922,229	2,030,544,304
Per Share Data
Book Value(10)	2.86	58.92	50.53	51.00	54.57	50.06
Basic earnings per share(11)	0.24	4.86	4.94	5.09	5.61	6.62
Diluted earnings per share(12)	0.24	4.85	4.94	5.09	5.61	6.62
Ratio of Earnings to Fixed Charges(13)	2.81	2.81	3.22	3.40	5.71	9.81

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps.20.62 to US$1.00 solely for the convenience of the reader.

(2)	Includes results of Vonpar S.A., or Vonpar, from December 2016. See “Item 4. Information on the Company—The Company—Corporate History.”

(3)	Includes results of Coca-Cola FEMSA Philippines, Inc., or KOF Philippines, from February 2013 using the equity method, results of Grupo Yoli, S.A. de C.V., or Grupo Yoli, from June 2013, Companhia Fluminense de Refrigerantes, or Companhia Fluminense, from September 2013 and Spaipa S.A. Industria Brasileira de Bebidas, or Spaipa, from November 2013. See “Item 4. Information on the Company—The Company—Corporate History.”

(4)	Includes results of Grupo Fomento Queretano, S.A.P.I. de C.V., or Grupo Fomento Queretano, from May 2012. See “Item 4. Information on the Company—The Company—Corporate History.”

(5)	We translated our results of operations in Venezuela for the full year ended December 31, 2016 into our reporting currency, the Mexican peso, using the exchange rate known as Divisas Complementarias, or DICOM, of 673.76 bolivars per US$1.00, which was the exchange rate in effect as of such date. As a result, in 2016, we recognized a reduction in equity of Ps.2,286 million. See “Item 5. Operating and Financial Review and Prospects—General—Exchange Control Regime in Venezuela” and Note 3.3 to our consolidated financial statements.

(6)	Computed by dividing Total current assets by Total current liabilities.

(7)	Computed by dividing Total liabilities by Total equity.

(8)	Computed by adding Current bank loans and notes payable, Current portion of non-current debt and Non-current bank loans and notes payable, and dividing such sum by the sum of Total equity and Non-current bank loans and notes payable.

(9)	Computed by dividing Net cash flows from operating activities by the difference between Interest expense and Interest income.

(10)	Based on 2,072.92 million ordinary shares as of December 31, 2016, 2015, 2014 and 2013 and 2,030.54 million ordinary shares as of December 31, 2012.

(11)	Computed on the basis of the weighted average number of shares outstanding during the period: 2,072.92 million in 2016, 2015 and 2014, 2,056.20 million in 2013 and 2,015.14 million in 2012.

(12)	Computed on the basis of the diluted weighted average number of shares outstanding during the period: 2,074.83 million in 2016, 2,072.92 million in 2015 and 2014, 2,056.20 million in 2013 and 2,015.14 million in 2012. For further information see Note 3.25 to our consolidated financial statements.

(13)	Exhibit 7.2 to this annual report on Form 20-F includes a calculation of Ratio of Earnings to Fixed Charges.

DIVIDENDS AND DIVIDEND POLICY

The following table sets forth the nominal amount in Mexican pesos of dividends declared, paid and to be paid per share each year and the U.S. dollar amounts on a per share basis actually paid or to be paid to holders of American Depositary Shares, which we refer to as ADSs, on each of the respective payment dates.

Fiscal Year with Respect to which Dividend was Declared	Date Dividend Paid or To Be Paid	Mexican Pesos per Share (Nominal)(1)	U.S. Dollars per Share(2)
2012(3)	May 2, 2013	1.450	0.119
	November 5, 2013	1.450	0.119
2013(3)	May 2, 2014	1.450	0.111
	November 5, 2014	1.450	0.111
2014(4)	May 5, 2015	1.540	0.090
	November 3, 2015	1.550	0.090
2015(4)	May 3, 2016	1.670	0.097
	November 1, 2016	1.680	0.089
2016(4)	May 3, 2017	1.680	—	(5)
	November 1, 2017	1.670	—	(5)

(1)	Based on the number of shares outstanding at the time the dividend is paid.

(2)	Expressed in U.S. dollars using the applicable exchange rate when the dividend was paid.

(3)	The dividends declared for the fiscal years 2012 and 2013 were divided into two equal payments.

(4)	The dividends declared for the fiscal years 2014, 2015 and 2016 were divided into two payments.

(5)	Since the dividend declared for the fiscal year 2016 has not been paid at the time of this annual report, the U.S. dollar per share amount has not been determined.

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

We pay all cash dividends in Mexican pesos. As a result, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of our ADSs, which represent 10 Series L shares, on conversion by the depositary for our ADSs of cash dividends on the shares represented by such ADSs. In addition, fluctuations in the exchange rate between the Mexican peso and the U.S. dollar would affect the market price of our ADSs.

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

Period	Exchange Rate
	High	Low	Average(1)	End of Period
2012	14.37	12.63	13.14	12.96
2013	13.43	11.98	12.76	13.10
2014	14.79	12.85	13.30	14.75
2015	17.36	14.56	15.87	17.20
2016	20.84	17.19	18.67	20.62

Source: U.S. Federal Reserve Board.

(1)	Average month-end rates.

	Exchange Rate
	High	Low	End of Period
2015:
First Quarter	15.58	14.56	15.25
Second Quarter	15.69	14.80	15.69
Third Quarter	17.10	15.67	16.90
Fourth Quarter	17.36	16.37	17.20
2016:
First Quarter	19.19	17.21	17.21
Second Quarter	19.15	17.19	18.49
Third Quarter	19.86	17.98	19.34
Fourth Quarter	20.84	18.44	20.62
October	19.34	18.49	18.79
November	20.84	18.44	20.46
December	20.74	20.22	20.62
2017:
January	21.89	20.75	20.84
February	20.82	19.74	20.00
March	19.93	18.67	18.83

Source: U.S. Federal Reserve Board.

On April 7, 2017, the exchange rate was Ps.18.65 to US$1.00, according to the U.S. Federal Reserve Board.

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

The Coca-Cola Company makes significant contributions to our marketing expenses, although it is not required to contribute a particular amount. Accordingly, The Coca-Cola Company may discontinue or reduce such contributions at any time.

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

The Coca-Cola Company and FEMSA have substantial influence on the conduct of our business, which may result in us taking actions contrary to the interests of our shareholders other than The Coca-Cola Company and FEMSA.

The Coca-Cola Company and Fomento Económico Mexicano, S.A.B. de C.V., which we refer to as FEMSA, have substantial influence on the conduct of our business. As of April 7, 2017, The Coca-Cola Company indirectly owned 28.1% of our outstanding capital stock, representing 37.0% of our capital stock with full voting rights. The Coca-Cola Company is entitled to appoint five of our maximum of 21 directors and the vote of at least two of them is required to approve certain actions by our board of directors. As of April 7, 2017, FEMSA indirectly owned 47.9% of our outstanding capital stock, representing 63.0% of our capital stock with full voting rights. FEMSA is entitled to appoint 13 of our maximum of 21 directors and all of our executive officers. The Coca-Cola Company and FEMSA together, or only FEMSA in certain circumstances, have the power to determine the outcome of all actions requiring approval by our board of directors, and FEMSA and The Coca-Cola Company together, or only FEMSA in certain circumstances, have the power to determine the outcome of all actions requiring approval of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.” The interests of The Coca-Cola Company and FEMSA may be different from the interests of our other shareholders, which may result in us taking actions contrary to the interests of such other shareholders.

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

Substantially all of our sales are derived from sales of Coca-Cola trademark beverages owned by The Coca-Cola Company. Maintenance of the reputation and intellectual property rights of these trademarks is essential to our ability to attract and retain retailers and consumers and is a key driver for our success. Failure to maintain the reputation of Coca-Cola trademarks and/or to effectively protect these trademarks could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect our information systems against service interruption, misappropriation of data or breaches of security, our operations could be disrupted, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on networks and information systems and other technology, or information system, including the Internet and third-party hosted platforms and services to support a variety of business processes and activities, including procurement and supply chain, manufacturing, distribution, invoicing and collection of payments. We use information systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting and legal and tax requirements. Because information systems are critical to many of our operating activities, our business may be impacted by system shutdowns, service disruptions or security breaches. In addition, such incidents could result in unauthorized disclosure of material confidential information. We could be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and information systems. Any severe damage, disruption or shutdown in our information systems could have a material adverse effect on our business, financial condition, results of operations and prospects.

Negative or inaccurate information on social media could adversely affect our reputation.

In recent years, there has been a marked increase in the use of social media and similar platforms, including weblogs (blogs), social media websites, and other forms of Internet-based communications which allow individual access to a broad audience of consumers and other interested persons. Negative or inaccurate information concerning or affecting us or the Coca-Cola trademarks may be posted on such platforms at any time. This information may harm our reputation without affording us an opportunity for redress or correction, which could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We obtain the vast majority of the water used in our production from municipal utility companies and pursuant to concessions to use wells, which are generally granted based on studies of the existing and projected groundwater supply. Our existing water concessions or contracts to obtain water may be terminated by governmental authorities under certain circumstances and their renewal depends on several factors, including having paid all fees in full, having complied with applicable laws and obligations and receiving approval for renewal from local and/or federal water authorities. See “Item 4. Information on the Company—Regulation—Water Supply.” In some of our other territories, our existing water supply may not be sufficient to meet our future production needs, and the available water supply may be adversely affected by shortages or changes in governmental regulations and environmental changes.

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

Our most significant packaging raw material costs arise from the purchase of resin, the price of which is related to crude oil prices and global resin supply. Crude oil prices have a cyclical behavior and are determined with reference to the U.S. dollar; therefore, high currency volatility may affect our average price for resin in local currencies. Since 2010, international sugar prices have been volatile due to various factors, including shifting demand, availability and climate issues affecting production and distribution. In all of the countries where we operate, other than Brazil, sugar prices are subject to local regulations and other barriers to market entry that cause us to purchase sugar above international market prices. See “Item 4. Information on the Company—The Company—Raw Materials.” We cannot assure you that our raw material prices will not further increase in the future or that we will be successful in mitigating any such increase through derivative instruments or otherwise. Increases in the prices of raw materials would increase our cost of goods sold and adversely affect our business, financial condition, results of operations and prospects.

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

Tax legislation in some of the countries where we operate has recently been subject to major changes. See “Item 4. Information on the Company—Regulation—Tax Reforms.” We cannot assure you that these reforms or other reforms adopted by governments in the countries where we operate will not have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries where we operate. Currently, there are no price controls on our products in any of the territories where we have operations, except for those in Argentina, where authorities directly supervise six of our products sold through supermarkets as a measure to control inflation, and Venezuela, where price controls have been imposed on certain products, including bottled water, and a limit has been imposed on profits earned on the sale of goods, including our products, in an effort to seek price stability of, and equal access to, goods and services. If we exceed such limit on profits, we may be forced to maintain or reduce the prices of our products in Venezuela, which would in turn adversely affect our business, financial condition, results of operations and prospects. In addition, consumer protection laws in Venezuela are subject to continuing review and changes, and any such changes may have an adverse impact on us. We cannot assure you that existing or future laws and regulations in the countries where we operate relating to goods and services (in particular, laws and regulations imposing statutory price controls) will not affect our products, or that we will not need to implement voluntary price restraints, which could have a negative effect on our business, financial condition, results of operations and prospects. See “Item 4. Information on the Company—Regulation—Price Controls.”

Unfavorable outcome of legal proceedings could have an adverse effect on our business, financial condition, results of operations and prospects.

Our operations have from time to time been and may continue to be subject to investigations and proceedings by antitrust authorities relating to alleged anticompetitive practices. We also have been subject to investigations and proceedings on tax, consumer protection, environmental and labor matters. We cannot assure you that these investigations and proceedings will not have an adverse effect on our business, financial condition, results of operations and prospects. See “Item 8. Financial Information—Legal Proceedings.”

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

We may not be able to successfully integrate our acquisitions and achieve the expected operational efficiencies or synergies.

We have and we may continue to acquire bottling operations and other businesses. Key elements to achieving the benefits and expected synergies of our acquisitions and mergers are the integration of acquired or merged businesses’ operations into our own in a timely and effective manner and the retention of qualified and experienced key personnel. We may incur unforeseen liabilities in connection with acquiring, taking control of, or managing bottling operations and other businesses and may encounter difficulties and unforeseen or additional costs in restructuring and integrating them into our operating structure. We cannot assure you that these efforts will be successful or completed as expected by us, and our business, financial condition, results of operations and prospects could be adversely affected if we are unable to do so.

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

Our Series L shares are traded on the New York Stock Exchange (NYSE) in the form of ADSs. Holders of our Series L shares in the form of ADSs may not receive notice of shareholder meetings from our ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner.

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

We may decide not to file a registration statement with the SEC that would allow holders of our Series L shares or ADSs who are located in the United States to participate in a preemptive rights offering. In addition, under current Mexican law, the sale by the ADS depositary of preemptive rights and the distribution of the proceeds from such sales to the holders of our shares in the form of ADSs is not possible. As a result, the equity interest of holders of our shares in the form of ADSs would be diluted proportionately. See “Item 10. Additional Information—Bylaws—Preemptive Rights.”

Risks Related to the Countries Where We Operate

Adverse economic conditions in the countries where we operate may adversely affect our financial condition and results.

We are a Mexican corporation and our Mexican operations are our single most important geographic territory. We also conduct an important part of our operations in Brazil. For the year ended December 31, 2016, approximately 67.0% of our total revenues were attributable to Mexico and Brazil. In addition, we conduct operations in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Argentina. Our results are affected by the economic conditions in the countries where we conduct operations. Consumer demand and preferences, real prices and the costs of raw materials are heavily influenced by macroeconomic conditions, which vary by country and may not be correlated. In addition, adverse economic conditions may affect and reduce consumer per capita income, thereby adversely affecting consumer demand for our products as a result of a decrease in consumer purchasing power. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our business, financial condition, results of operations and prospects.

Some of the countries where we conduct operations are influenced by the U.S. economy. Deterioration in economic conditions in the U.S. economy may affect these economies. In particular, economic conditions in Mexico are correlated with economic conditions in the U.S. as a result of the North American Free Trade Agreement, or NAFTA. Any adverse event affecting the relationship between Mexico and the U.S., including the termination or re-negotiation of NAFTA, may have a significant adverse effect on the Mexican economy.

Our business may also be significantly affected by interest rates, inflation rates and exchange rates of the local currencies of the countries where we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, an increase in interest rates would increase the cost to us of variable rate funding (which, after giving effect to our swap contracts, constituted approximately 22.7% of our total debt as of December 31, 2016), which would have an adverse effect on our financial position. A continued and prolonged increase in inflation rates in any of the countries where we operate may result in such country being categorized as a hyperinflationary economy for accounting purposes, which would change the manner in which we present and report financial information related to our operations in such country. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

In Venezuela, we continue to face adverse economic conditions, including restrictive exchange rate policies, lower per capita income, pricing elasticity, high operating costs as a percentage of revenues and scarcity of and restrictions on importing raw materials. These adverse economic conditions have had in the past and will continue to have an adverse effect on the revenues, sales volume and profitability of our Venezuelan operations. We evaluate on an annual basis, or more frequently where the circumstances require, the carrying amount of our assets in Venezuela for possible impairment. Further deterioration in the economic, regulatory, business or political environment in Venezuela may result in the recognition of impairment charges in certain of our assets in Venezuela.

Depreciation of the local currencies of the countries where we operate relative to the U.S. dollar could adversely affect our financial condition and results.

Depreciation of local currencies relative to the U.S. dollar increases our cost of some of the raw materials we acquire, the price of which may be paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars and may therefore negatively affect our results, financial position and equity. In addition, depreciation of local currencies of the countries where we operate relative to the U.S. dollar may also potentially increase inflation rates in such countries. Significant fluctuations of local currencies relative to the U.S. dollar have occurred in the past and may continue in the future, negatively affecting our results. See “Item 3. Key Information—Exchange Rate Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Rate Risk.”

We have operated under exchange controls in Venezuela since 2003, which limit our ability to remit dividends abroad or make payments other than in local currency and that may increase the real price paid for raw materials and services purchased in local currency. Prior to 2014, we had historically used the official exchange rate in our Venezuelan operations. Commencing in 2014, the Venezuelan government has announced a series of changes to the Venezuelan exchange control regime, approving alternative exchanges rates in addition to the official exchange rate. In January 2014, the Venezuelan government announced an exchange rate determined by the state-run system known as the Sistema Complementario de Administración de Divisas, or SICAD. In March 2014, the Venezuelan government announced a new law that authorized an alternative method of exchanging Venezuelan bolivars to U.S. dollars known as SICAD II. In February 2015, the Venezuelan government announced that it was replacing SICAD II with a new market-based exchange rate determined by the system known as the Sistema Marginal de Divisas, or SIMADI. In February 2016, the Venezuelan government announced a 37.0% devaluation of the official exchange rate and changed the existing three-tier exchange rate system into a dual system by combining the official exchange rate and the SICAD exchange rate into a single official exchange rate and maintaining the SIMADI exchange rate. In March 2016, the Venezuelan government announced that it was replacing the SIMADI exchange rate with a new market-based exchange rate known as Divisas Complementarias, or DICOM, and the official exchange rate with a preferential exchange rate denominated Divisa Protegida, or DIPRO. The DIPRO exchange rate is determined by the Venezuelan government and may be used to settle imports of a list of goods and raw materials which has not been published yet as of the date of this annual report. The DICOM exchange rate is determined based on supply and demand of U.S. dollars. As of April 7, 2017, the DIPRO and DICOM exchange rates were 10.0 bolivars and 712.05 bolivars per U.S. dollar, respectively. See “Item 5. Operating and Financial Review and Prospects—General—Exchange Control Regime in Venezuela” and Note 3.3 to our consolidated financial statements.

We translated our results of operations in Venezuela for the full year ended December 31, 2016 into our reporting currency, the Mexican peso, using the DICOM exchange rate of 673.76 bolivars per US$1.00, which was the exchange rate in effect as of such date. As a result, in 2016, we recognized a further reduction in equity of Ps.2,286 million. Since 2012, we have recognized a reduction in equity in an aggregate amount of Ps.20,230 million.

Based on our facts and circumstances, we anticipate continuing to use the DICOM exchange rate to translate our future results of operations in Venezuela into our reporting currency, the Mexican peso. The Venezuelan government may announce further changes to the exchange rate system in the future. To the extent a higher exchange rate is applied to our investment in Venezuela in future periods as a result of changes to existing regulations, subsequently adopted regulations or otherwise, our results of operations in Venezuela and our financial condition would be further adversely affected. We will closely monitor any further developments in Venezuela, which may affect the exchange rates used by us to translate the results of our Venezuelan subsidiary in the future. More generally, future currency devaluations or the imposition of exchange controls in any of the countries where we operate may potentially increase our operating costs, which could have an adverse effect on our financial position and results of operations.

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

Political and social events in the countries where we operate and elsewhere and changes in governmental policies may have an adverse effect on our business, financial condition, results of operations and prospects.

In recent years, some of the governments in the countries where we operate have implemented and may continue to implement significant changes in laws, public policy or regulations that could affect the political and social conditions in these countries. Any such changes, and similar changes in other countries such as the U.S., may have an adverse effect on our business, results of operations, prospects and financial condition. We cannot assure you that political or social developments in the countries where we operate or elsewhere, such as the election of new administrations, changes in laws, public policy or regulations, political disagreements, civil disturbances and the rise in violence and perception of violence, over which we have no control, will not have a corresponding adverse effect on the local or global markets or on our business, financial condition, results of operations and prospects.

Item 4.	Information on the Company

THE COMPANY

Overview

We are the largest franchise bottler of Coca-Cola trademark beverages in the world. We operate in territories in the following countries:

•	Mexico—a substantial portion of central Mexico, the southeast and northeast of Mexico (including the Gulf region).

•	Central America—Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide) and Panama (nationwide).

•	Colombia—most of the country.

•	Venezuela—nationwide.

•	Brazil—a major part of the states of Sao Paulo and Minas Gerais, the states of Parana, Santa Catarina and Mato Grosso do Sul and part of the states of Rio de Janeiro, Rio Grande do Sul and Goias.

•	Argentina—Buenos Aires and surrounding areas.

•	The Philippines—nationwide (through a joint venture with The Coca-Cola Company).

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

The following is an overview of our operations by consolidated reporting segment in 2016.

Operations by Consolidated Reporting Segment—Overview

Year Ended December 31, 2016

	Total Revenues			Gross Profit
	(in millions of Mexican pesos, except percentages)
Mexico and Central America(1)	Ps.	87,557	49.3%	Ps.	43,569	54.7%
South America (excluding Venezuela)(2)		71,293	40.1%		29,263	36.7%
Venezuela		18,868	10.6%		6,830	8.6%

Consolidated	Ps.	177,718	100.0%	Ps.	79,662	100.0%

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Colombia, Brazil and Argentina. Includes results of Vonpar from December 2016.

Corporate History

We are a subsidiary of FEMSA, a leading company that participates in the beverage industry through us, and the beer industry through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the retail industry through FEMSA Comercio, which is comprised of a retail division operating various small-format chain stores including OXXO, a health division which includes drugstores and related operations and a fuel division operating the OXXO Gas chain of retail service stations. Additionally, through its strategic businesses unit, FEMSA provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA’s business units and third-party clients.

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

In March 2011, we acquired together with The Coca-Cola Company, Grupo Industrias Lácteas, S.A. (known as Estrella Azul), a Panamanian conglomerate that participates in the dairy and juice-based beverage categories in Panama.

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

In January 2013, we acquired a 51.0% non-controlling majority stake in KOF Philippines from The Coca-Cola Company. Since January 25, 2017, we control KOF Philippines as all decisions relating to the day-to-day operation and management of KOF Philippines’s business, including its annual normal operations plan, are approved by a majority of its board of directors without requiring the affirmative vote of any director appointed by The Coca-Cola Company.

In May 2013, we merged with Grupo Yoli, a Mexican bottler with operations mainly in the state of Guerrero, as well as in parts of the state of Oaxaca. As part of our merger with Grupo Yoli, we also acquired an additional 10.1% equity interest in PIASA, for a total ownership of 36.4% as of April 7, 2017.

In August 2013, we acquired Companhia Fluminense, a franchise that operates in parts of the states of Sao Paulo, Minas Gerais and Rio de Janeiro in Brazil. As part of our acquisition of Companhia Fluminense, we also acquired an additional 1.2% equity interest in Leão Alimentos.

In October 2013, we acquired Spaipa, a Brazilian bottler with operations in the state of Parana and in parts of the state of Sao Paulo. As part of our acquisition of Spaipa, we also acquired an additional 5.8% equity interest in Leão Alimentos and a 50.0% stake in Fountain Água Mineral Ltda., a joint venture to develop the water category together with The Coca-Cola Company.

In 2016, we entered into certain distribution agreements with Monster Energy Company to sell and distribute Monster trademark energy drinks in most of our territories. These agreements have a ten-year term and are automatically renewed for up to two five-year terms.

In December 2016, we acquired Vonpar, a Brazilian bottler of Coca-Cola trademark products with operations in the states of Rio Grande do Sul and Santa Catarina in Brazil. As part of our acquisition of Vonpar, we also acquired an additional 3.36% equity interest in Leão Alimentos, for a total ownership of 27.7% as of April 7, 2017.

In March 2017, we acquired, through Jugos del Valle, an indirect participation in the Mexican AdeS soy-based beverage business, through our Brazilian and Argentine subsidiaries, an indirect participation in the Brazilian and Argentine AdeS soy-based beverage businesses, and through our Colombian subsidiary, a direct participation in the Colombian AdeS soy-based beverage business. As a result of this acquisition, we have exclusive distribution rights of AdeS soy-based beverages in these territories.

For further information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—The Coca-Cola Company.”

Capital Stock

As of April 7, 2017, FEMSA indirectly owned Series A shares equal to 47.9% of our capital stock (63.0% of our capital stock with full voting rights). As of April 7, 2017, The Coca-Cola Company indirectly owned Series D shares equal to 28.1% of the capital stock of our company (37.0% of our capital stock with full voting rights). Series L shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the NYSE, constitute the remaining 24.0% of our capital stock.

Business Strategy

We operate with a large geographic footprint in Latin America. We have created a more flexible organizational structure to execute our strategies and continue with our track record of growth. We have also aligned our business strategies more efficiently, ensuring a faster introduction of new products and categories, and a more rapid and effective design and deployment of commercial models.

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

We seek to increase sales of our products in the territories where we operate. To that end, our marketing teams continuously develop sales strategies tailored to our different customers across our various territories and distribution channels. We continue to develop our product portfolio to better meet market demand and maintain our overall profitability. To stimulate and respond to consumer demand, we continue to introduce new categories, products and presentations. See “—Our Products” and “—Packaging.” In addition, because we view our relationship with The Coca-Cola Company as integral to our business, we use market information systems and strategies developed with The Coca-Cola Company to improve our business and marketing strategies. See “—Marketing.”

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

In 2015, we redesigned our corporate structure to strengthen the core functions at our organization. Through this restructuring we created specialized departments (centers of excellence) focused on manufacturing, distribution and logistics, commercial, and IT innovation areas. These departments not only enable centralized collaboration and knowledge sharing, but also drive standards of excellence and best practices in our key strategic capabilities. Our priorities include enhanced manufacturing efficiency, improved distribution and logistics, and cutting-edge IT-enabled commercial innovation.

As of December 31, 2016, we had the following centers of excellence:

•

Manufacturing Center of Excellence. This center focuses on developing industry-leading operating models, practices and processes mainly by reducing operating costs, increasing efficiency and productivity of our manufacturing assets, minimizing waste disposal by optimizing the materials used in our manufacturing processes, and promoting high industrial quality and product safety.

•

Distribution and Logistics Center of Excellence. This center seeks to ensure best-in-class customer service by optimizing performance in our supply chain, transport engineering and equipment design, warehouse management and secondary distribution from our warehouses to the point of sale.

•

Commercial Center of Excellence. This center is designed to develop expertise and promote excellence across key commercial areas. The center establishes and aligns our commercial views across key functional areas, identifies and replicates best commercial practices and processes, develops and enforces commercial performance standards and drives innovation across our commercial activities.

•

IT Innovation Center of Excellence. This center is established to support our other centers of excellence by developing a comprehensive technological platform to create and foster innovative processes, technologies and capabilities to centralize information and promote knowledge sharing across our key strategic areas.

We are further accelerating our cultural evolution by creating a unified corporate culture founded on leadership, talent and innovation. We focus on management quality as a key element of our growth strategy and remain committed to fostering the development of quality management at all levels. Our Strategic Talent Management Model is designed to enable us to reach our full potential by developing the capabilities of our employees and executives. This holistic model works to build the skills necessary for our employees and executives to reach their maximum potential, while contributing to the achievement of our short- and long-term objectives. To support this capability development model, our board of directors allocates a portion of our yearly operating budget to fund these management training programs.

Sustainable development is a comprehensive part of our strategic framework for business operation and growth. We base our efforts in our core foundation, our ethics and values. We focus on three main areas, (i) our people, by encouraging the comprehensive development of our employees and their families; (ii) our communities, by promoting the generation of sustainable communities where we serve, healthy habits, self-care, adequate nutrition and physical activity, and supporting the development of our value chain; and (iii) our planet, by establishing guidelines that we believe will result in efficient use of natural resources to minimize the impact that our operations might have on the environment and contributing to creating a broader awareness of caring for our environment through education and community programs.

In our company we are conscious that weight issues and obesity are worldwide health problems, which need a collective effort for their solution. We believe that neither beverages nor any other product by itself is the direct cause of these problems, as they are complicated issues related to dietary habits, physical activity and education. However, as industry leaders, we would like to be a part of the solution. That is why we continue to be committed to find, together with public and private institutions of the countries where we operate, a comprehensive solution to this problem. Through innovation, we have developed new products and expanded the availability of low or zero calorie beverages as well as bottled water in different presentations, adapted to consumers’ lifestyle. Approximately 36.0% of our brands are low- or non-caloric beverages. In addition, we inform our consumers through front labeling on nutrient composition and caloric content of our beverages. We have been pioneers in the introduction of the Guideline Daily Amounts (GDA), and we perform responsible advertising practices and marketing. We voluntarily adhere to national and international codes of conduct in advertising and marketing, including communications targeted to minors which are developed based on the Responsible Marketing policies and Global School Beverage Guidelines of The Coca-Cola Company, achieving full compliance with all such codes in all of the countries where we operate. Moreover, we actively promote exercise, proper nutrition and healthy habits to promote an energetic balance, demonstrating our commitment to encourage physical activity and healthy habits among consumers. As part of the progress towards our goal of benefiting more than five million people in healthy lifestyle programs from 2015 through 2020, more than 500,000 people in 2015 and approximately one million in 2016 benefited from our healthy activity programs.

At Coca-Cola FEMSA, we pledge to continue working to innovate and implement measures to help people lead active and healthy lifestyles.

KOF Philippines Joint Venture

On January 25, 2013, as part of our efforts to expand our geographic reach, we acquired a 51.0% non-controlling majority stake in KOF Philippines from The Coca-Cola Company. We have an option to acquire the remaining 49.0% stake in KOF Philippines at any time during the seven years following the closing date. We also have a put option to sell our ownership in KOF Philippines to The Coca-Cola Company commencing on the fifth anniversary of the closing date and ending on the sixth anniversary of the closing date.

Pursuant to our shareholders’ agreement with The Coca-Cola Company, during a four-year period that ended on January 25, 2017, all decisions relating to KOF Philippines were approved jointly with The Coca-Cola Company. Since January 25, 2017, we control KOF Philippines as all decisions relating to the day-to-day operation and management of KOF Philippines’s business, including its annual normal operations plan, are approved by a majority of its board of directors without requiring the affirmative vote of any director appointed by The Coca-Cola Company. The Coca-Cola Company has the right to appoint (and may remove) KOF Philippines’s chief financial officer. We have the right to appoint (and may remove) the chief executive officer and all other officers of KOF Philippines. Commencing on February 1, 2017, we started consolidating KOF Philippines’s financial results in our financial statements. Our results for the first quarter of 2017 and our future results in 2017 will reflect a reduction in our share of the profit of associates and joint ventures accounted for using the equity method, net of taxes, as a result of this consolidation. For further information, see Note 28 to our consolidated financial statements.

As of December 31, 2016, our investment under the equity method in KOF Philippines was Ps.11,460 million. See Notes 9 and 25 to our consolidated financial statements. KOF Philippines’s product portfolio in the Philippines consists of Coca-Cola trademark beverages and its total sales volume in 2016 reached 569 million unit cases. The operations of KOF Philippines are comprised of 19 production plants and serve close to 846,588 customers.

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

Our Territories

The following map shows our territories, including KOF Philippines, our joint venture in the Philippines with The Coca-Cola Company, giving estimates in each case of the population to which we offer products and the number of retailers of our beverages as of December 31, 2016:

Our Products

We produce, market, sell and distribute Coca-Cola trademark beverages. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters and still beverages (including juice drinks, coffee, teas, milk, value-added dairy and isotonic drinks).

Our most important brand, Coca-Cola, together with its main line extensions, accounted for 60.3% of total sales volume in 2016. Our next largest brands, Ciel (a water brand from Mexico and its line extensions), Fanta (and its line extensions), Del Valle (and its line extensions) and Sprite (and its line extensions) accounted for 11.5%, 4.5%, 4.2% and 2.9%, respectively, of total sales volume in 2016. We use the term line extensions to refer to the different flavors and low-calorie versions in which we offer our brands.

The following table sets forth our main products as of December 31, 2016:

Colas:	Mexico and Central America(1)	South America(2)	Venezuela
Coca-Cola	✓	✓	✓
Coca-Cola Light	✓	✓	✓
Coca-Cola Zero	✓	✓
Coca-Cola Life	✓	✓
Coca-Cola Sin Azúcar		✓

Flavored Sparkling Beverages:
Ameyal	✓
Canada Dry	✓
Chinotto			✓
Crush		✓
Escuis	✓
Fanta	✓	✓
Fresca	✓
Frescolita	✓		✓
Hit			✓
Kist	✓
Kuat		✓
Lift	✓
Limon&Nada	✓
Mundet	✓
Naranja&Nada	✓
Quatro		✓
Schweppes	✓	✓	✓
Simba		✓
Sprite	✓	✓
Victoria	✓
Yoli	✓

Water:
Alpina	✓
Aquarius(3)		✓
Bonaqua		✓
Brisa		✓
Ciel	✓
Crystal		✓
Dasani	✓
Manantial		✓
Nevada			✓

Other Categories:	Mexico and Central America(1)	South America(2)	Venezuela
Cepita(4)		✓
Del Prado(5)	✓
Estrella Azul(6)	✓
FUZE Tea	✓		✓
Hi-C(7)	✓	✓
Santa Clara(8)	✓
Jugos del Valle(4)	✓	✓	✓
Matte Leão(9)		✓
Powerade(10)	✓	✓	✓
ValleFrut(11)	✓	✓	✓
Monster(12)	✓	✓

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Brazil, Colombia and Argentina.

(3)	Flavored water. In Brazil, also a flavored sparkling beverage.

(4)	Juice-based beverage.

(5)	Juice-based beverage in Central America.

(6)	Milk and value-added dairy and juices.

(7)	Juice-based beverage. Includes Hi-C Orangeade in Argentina.

(8)	Milk, value-added dairy and coffee.

(9)	Ready to drink tea.

(10)	Isotonic drinks.

(11)	Orangeade. Includes Del Valle Fresh in Costa Rica, Nicaragua, Panama, Colombia and Venezuela.

(12)	Energy drinks in Mexico, Guatemala, Costa Rica, Panama, Brazil and Colombia.

Packaging

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

Sales Volume and Transactions Overview

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

The characteristics of our territories are very diverse. Central Mexico and our territories in Argentina are densely populated and have a large number of competing beverage brands as compared to the rest of our territories. Our territories in Brazil are densely populated but have lower consumption of beverage products as compared to Mexico. Portions of southern Mexico, Central America and Colombia are large and mountainous areas with lower population density, lower per capita income and lower consumption of beverages. In Venezuela, we face operational disruptions from time to time and adverse economic conditions that affect per capita income, both of which have had an adverse effect on our volumes sold.

The following table illustrates our historical sales volume and number of transactions for each of our consolidated reporting segments, as well as our unit case and transaction mix by category.

	Year Ended December 31,
	2016	2015	2014
	(millions of unit cases or millions of single units, except percentages)
Sales Volume
Mexico and Central America	2,025.6	1,952.4	1,918.5
South America (excluding Venezuela)(1)(2)	1,165.3	1,247.6	1,257.7
Venezuela	143.1	235.6	241.1

Total Sales Volume	3,334.0	3,435.6	3,417.3
Growth	(3.0)%	0.5%	(0.7)%

Unit Case Mix by Category
Sparkling beverages	77.7%	78.1%	78.1%
Water(3)	15.9%	15.7%	16.0%
Still beverages	6.4%	6.2%	5.9%

Total	100.0%	100.0%	100.0%

Number of Transactions
Mexico and Central America	11,382.1	10,877.1	10,622.9
South America (excluding Venezuela)(1)(2)	7,619.7	8,084.4	8,140.5
Venezuela	772.6	1,318.1	1,367.7

Total Number of Transactions	19,774.4	20,279.6	20,131.1
Growth	(2.5)%	0.7%	—

Transaction Mix by Category
Sparkling beverages	81.1%	81.3%	81.8%
Water(3)	8.7%	8.6%	8.5%
Still beverages	10.2%	10.1%	9.7%

Total	100.0%	100.0%	100.0%

(1)	Includes sales volume and transactions from the operations of Vonpar from December 2016.

(2)	Excludes beer sales volume and transactions.

(3)	Includes bulk water volume and transactions.

Total sales volume decreased by 3.0% to 3,334.0 million unit cases in 2016 as compared to 2015, as a result of the sales volume contraction in Brazil, Colombia, Argentina and Venezuela discussed below. Excluding the effects of our recent acquisition of Vonpar and the results of our operations in Venezuela, total sales volume would have decreased by 0.9% in 2016 as compared to 2015. Sales volume of our sparkling beverage portfolio decreased by 3.4% as compared to 2015. Excluding the effects of our recent acquisition of Vonpar and the results of our operations in Venezuela, sales volume of our sparkling beverage portfolio would have decreased by 1.0%, mainly as a result of a contraction in Brazil and Colombia, which was partially offset by the positive performance of the Coca-Cola brand in Mexico, Central America and Colombia, and our flavored sparkling beverage portfolio in Mexico and Central America. Sales volume of our still beverage portfolio decreased by 0.6% as compared to 2015. Excluding the effects of our recent acquisition of Vonpar and the results of our operations in Venezuela, sales volume of our still beverage portfolio would have grown 2.9% mainly driven by the positive performance of ValleFrut orangeade, Del Valle juice and the Santa Clara dairy business in Mexico and Fuze tea in Central America. Sales volume of bottled water, excluding bulk water, decreased by 1.2% as compared to 2015. Excluding the effects of our recent acquisition of Vonpar and the results of our operations in Venezuela, bottled water, excluding bulk water, would have decreased by 1.1%, driven by a contraction in Brazil and Colombia, which was partially offset by increased volume in Mexico and Argentina. Sales volume of bulk water decreased by 2.0% as compared to 2015. Excluding the effects of our recent acquisition of Vonpar and the results of our operations in Venezuela, sales volume of bulk water would have decreased by 1.9%, mainly driven by a sales volume contraction of the Brisa and Crystal brand products in Colombia and Brazil, respectively.

The total number of transactions in 2016 decreased by 2.5% to 19,774.4 million transactions as compared to 2015. Excluding the effect of our recent acquisition of Vonpar and the results of our operations in Venezuela, the total number of transactions in 2016 would have decreased by 0.3% to 18,902.4 million as compared to 2015. On the same basis, total transactions for our sparkling beverage portfolio in 2016 would have decreased by 0.6% as compared to 2015, mainly driven by a contraction in Brazil, Colombia and Argentina, which was partially offset by the positive performance in Mexico and Central America. Total transactions for our still beverage category, excluding the effect of our recent acquisition of Vonpar and the results of our operations in Venezuela, would have grown 2.6% as compared to 2015, mainly driven by the positive performance in Mexico and Central America. On the same basis, total transactions for bottled water, including bulk water, would have decreased by 1.1% as compared to 2015, driven by a contraction in Brazil, which was partially offset by the positive performance in Mexico, Central America and Colombia.

In 2016, multiple serving presentations represented 69.1% of total sparkling beverages sales volume, a 70 basis points increase as compared to 2015. Returnable packaging, as a percentage of total sparkling beverage sales volume accounted for 29.1%, a 90 basis points decrease as compared to 2015.

Total sales volume increased 0.5% to 3,435.6 million unit cases in 2015, as compared to 2014. Excluding the results of our Venezuelan operations, total volume would have grown 0.7% in 2015, as compared to 2014. Our sparkling beverage portfolio grew 0.5% as compared to 2014. Excluding the effect of our Venezuelan operations, the sparkling beverage portfolio would have grown 0.7% as a result of positive performance of the Coca-Cola brand in Mexico, Colombia and Central America, and our flavored sparkling beverage portfolio in Mexico, Colombia, Argentina and Central America. The still beverage category grew 4.9% as compared to 2014. Excluding the effect of our Venezuelan operations, the still beverage category would have grown 6.5% driven by the positive performance of Jugos del Valle juice in Colombia, Mexico and Central America; ValleFrut orangeade in Mexico and Brazil; the Powerade brand across most of our territories and the Santa Clara dairy business in Mexico. Bottled water, excluding bulk water, grew 2.3% as compared to 2014. Excluding the effect of our Venezuelan operations, bottled water, excluding bulk water, would have grown 1.8%, driven by growth in Colombia, Argentina, Brazil and Central America. Bulk water decreased 2.9% as compared to 2014, mainly driven by a contraction of the Ciel brand in Mexico.

The total number of transactions in 2015 increased by 0.7% to 20,279.6 million transactions as compared to 2014. Excluding the results of our operations in Venezuela, the total number of transactions in 2016 would have increased by 1.1% to 18,961.5 million as compared to 2014. On the same basis, total transactions for our sparkling beverage portfolio in 2015 would have increased by 0.4% as compared to 2014, mainly driven by an increase in the number of transactions in Mexico, Central America, Colombia and Argentina. Total transactions for our still beverage category, excluding the results of our operations in Venezuela, would have grown 6.0% as compared to 2014, mainly driven by Colombia, Mexico and Argentina. On the same basis, total transactions for bottled water, including bulk water, would have increased by 1.6% as compared to 2014, driven by an increase in the number of transactions in Colombia and Argentina.

In 2015, multiple serving presentations represented 69.9% of total sparkling beverages sales volume, a 8 basis points increase as compared to 2014. Returnable packaging, as a percentage of total sparkling beverage sales volume accounted for 28.2%, a 7 basis points increase as compared to 2014.

The following discussion analyzes our historical sales volume, number of transactions and unit case and transaction mix by category for each of our consolidated reporting segments.

Mexico and Central America. Our product portfolio consists of Coca-Cola trademark beverages, including the Jugos del Valle line of juice-based beverages.

The following table highlights historical sales volume, number of transactions and unit case and transaction mix by category in Mexico and Central America:

	Year Ended December 31,
	2016	2015	2014
	(millions of unit cases or millions of single units, except percentages)
Sales Volume
Mexico	1,850.7	1,784.6	1,754.9
Central America(1)	174.9	167.8	163.6

Total Sales Volume	2,025.6	1,952.4	1,918.5
Growth	3.7%	1.8%	(1.8)%

	Year Ended December 31,
	2016	2015	2014
	(millions of unit cases or millions of single units, except percentages)
Unit Case Mix by Category
Sparkling beverages	74.1%	74.0%	73.2%
Water(2)	19.6%	20.2%	21.3%
Still beverages	6.2%	5.8%	5.5%

Total	100.0%	100.0%	100.0%

Number of Transactions
Mexico	9,884.1	9,429.1	9,214.0
Central America(1)	1,498.0	1,448.0	1,409.0

Total Number of Transactions	11,382.1	10,877.1	10,623.0
Growth	4.6%	2.4%	—

Transaction Mix by Category
Sparkling beverages	82.9%	83.1%	82.9%
Water(2)	6.9%	7.0%	7.6%
Still beverages	10.2%	9.9%	9.5%

Total	100.0%	100.0%	100.0%

(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes bulk water volumes and transactions.

Total sales volume in our Mexico and Central America consolidated reporting segment increased by 3.7% to 2,025.6 million unit cases in 2016 as compared to 2015, as a result of volume increase in both Mexico and Central America as discussed below. Sales volume of our sparkling beverage portfolio increased by 3.9%, mainly driven by a 2.8% increase in sales volume of Coca-Cola brand products and an 8.3% increase in sales volume of our flavored sparkling beverage portfolio. Sales volume of our still beverage portfolio increased by 11.8%, mainly due to the performance of the Jugos del Valle portfolio and our Santa Clara dairy business in Mexico. Sales volume of bottled water, including bulk water, increased by 0.7%, mainly driven by an increase in sales volume of Ciel flavored water products in Mexico.

Sales volume in Mexico increased by 3.7% to 1,850.7 million unit cases in 2016, as compared to 1,784.6 million unit cases in 2015. Sales volume of our sparkling beverage portfolio increased by 3.8%, driven by a 2.7% increase in sales volume of Coca-Cola brand products and a 9.1% increase in sales volume of our flavored sparkling beverage portfolio, mainly supported by the performance of Naranja&Nada and Limon&Nada, our sparkling orangeade and lemonade, and the Mundet brand. Sales volume of our still beverage portfolio increased by 14.2%, mainly as a result of the performance of ValleFrut brand products, the Del Valle juice portfolio and our Santa Clara dairy business. Sales volume of bottled water, including bulk water, increased by 0.7%, mainly driven by the performance of Ciel Exprim flavored water products.

Sales volume in Central America increased by 4.2% to 174.9 million unit cases in 2016, as compared to 167.8 million unit cases in 2015. Sales volume of our sparkling beverage portfolio increased by 5.0%, supported by the strong performance of Coca-Cola brand products and our flavored sparkling beverages portfolio in Guatemala, Nicaragua and Costa Rica. Sales volume of our still beverage portfolio decreased slightly by 0.3%. Sales volume of bottled water, including bulk water, increased by 1.7%.

The total number of transactions in 2016 in our Mexico and Central America division increased by 4.6% to 11,382.1 million transactions as compared to 2015. The number of transactions for our sparkling beverage portfolio in 2016 increased by 4.3% as compared to 2015, driven by the positive performance of the Coca-Cola brand and our flavored sparkling beverage portfolio. Transactions for our still beverage category in 2016 increased by 8.3% as compared to 2015. Transactions for bottled water, including bulk water, in 2016 increased by 3.2% as compared to 2015.

In 2016, the total number of transactions in Mexico and Central America increased by 4.8% to 9,884.1 million, and by 3.4% to 1,498.0 million, respectively, as compared to 2015. The number of transactions for our sparkling beverage portfolio increased by 4.5% and 3.1%, respectively, as compared to 2015. Transactions for our still beverage category increased by 9.2% and 4.9%, respectively, as compared to 2015. Transactions for bottled water, including bulk water, increased by 3.1% and 3.8%, respectively, as compared to 2015.

In 2016, multiple serving presentations represented 64.7% of total sparkling beverages sales volume in Mexico, a 10 basis points increase as compared to 2015; and 53.4% of total sparkling beverages sales volume in Central America, a 160 basis points decrease as compared to 2015. Our strategy continues to be to encourage consumption of single serve presentations while maintaining multiple serving volumes. In 2016, returnable packaging, as a percentage of total sparkling beverage sales volume accounted for 35.1% in Mexico, a 140 basis points decrease as compared to 2015; and 39.7% in Central America, a 210 basis points increase as compared to 2015.

Total sales volume in our Mexico and Central America consolidated reporting segment increased by 1.8% to 1,952.4 million unit cases in 2015 as compared to 2014. Sales volume of our sparkling beverage portfolio increased by 3.0%, mainly driven by 2.4% increase in sales volume of Coca-Cola brand products and a 5.5% increase in sales volume of our flavored sparkling beverage portfolio. Sales volume of our still beverage portfolio increased by 6.8%, mainly due to the performance of the Jugos del Valle portfolio, the Powerade brand and our Santa Clara dairy business in Mexico. Sales volume of bottled water, including bulk water, decreased by 3.5% driven by a volume contraction of Ciel brand products in Mexico.

Sales volume in Mexico increased by 1.7% to 1,784.6 million unit cases in 2015, as compared to 1,754.9 million unit cases in 2014. Sales volume of our sparkling beverage portfolio increased by 3.1%, driven by a 2.6% increase in sales volume of Coca-Cola brand products and a 5.7% increase in sales volume of our flavored sparkling beverage portfolio, mainly supported by the performance of Mundet, Fanta and the introduction of Naranja&Nada and Limon&Nada, our sparkling orangeade and lemonade. Sales volume of our still beverage portfolio increased by 5.3%, mainly as a result of the performance of the Del Valle portfolio, the Powerade brand and our Santa Clara dairy business. Sales volume of bottled water, including bulk water, decreased by 3.7%, driven by a volume contraction of Ciel brand products in Mexico.

Sales volume in Central America increased by 2.6% to 167.8 million unit cases in 2015, as compared to 163.6 million unit cases in 2014. Sales volume of our sparkling beverage portfolio increased by 1.0% supported by the strong performance of Coca-Cola brand products and our flavored sparkling beverages portfolio in Nicaragua and Panama. Sales volume of our still beverage portfolio increased by 15.6%, due to the performance of the Powerade brand in Central America, Fuze tea in Costa Rica and Hi-C juice in Nicaragua. Sales volume of bottled water, including bulk water, increased 7.6% across the region.

The total number of transactions in 2015 in our Mexico and Central America division increased by 2.4% to 10,877.1 million transactions as compared to 2014. The number of transactions for our sparkling beverage portfolio in 2015 increased by 2.8% as compared to 2014, mainly driven by a 2.9% increase in Mexico. Transactions for our still beverage category in 2015 increased by 6.1% as compared to 2014. Transactions for bottled water, including bulk water, in 2015 decreased by 6.4% as compared to 2014, driven by a 7.4% contraction in Mexico.

In 2015, the total number of transactions in Mexico and Central America increased by 2.3% to 9,429.1 million, and by 2.8% to 1,448.0 million, respectively, as compared to 2014. The number of transactions for our sparkling beverage portfolio increased by 2.8% and 2.1%, respectively, as compared to 2014. Transactions for our still beverage category increased by 6.4% and 4.8%, respectively, as compared to 2014. Transactions for bottled water, including bulk water, decreased by 7.4% in Mexico and increased by 7.6% in Central America, as compared to 2014.

In 2015, multiple serving presentations represented 64.6% of total sparkling beverages sales volume in Mexico, a 10 basis points increase as compared to 2014; and 55.0% of total sparkling beverages sales volume in Central America, a 10 basis points decrease as compared to 2014. In 2015, returnable packaging, as a percentage of total sparkling beverage sales volume accounted for 36.5% in Mexico, a 140 basis points decrease as compared to 2014; and 37.6% in Central America, a 280 basis points increase as compared to 2014.

South America (Excluding Venezuela). Our product portfolio in South America (excluding Venezuela) consists mainly of Coca-Cola trademark beverages, including the Jugos del Valle line of juice-based beverages in Colombia and Brazil, and Heineken beer products, including Kaiser beer brands, in Brazil, which we sell and distribute pursuant to our arrangements in place since 2003 with Cervejarias Kaiser, a subsidiary of the Heineken Group. Since 2005, we stopped considering beer sold and distributed in Brazil as part of our sales volume.

The following table highlights historical sales volume, number of transactions and unit case and transaction mix by category in South America (excluding Venezuela), not including beer:

	Year Ended December 31,
	2016	2015	2014
	(millions of unit cases or millions of single units, except percentages)
Sales Volume
Brazil(1)	649.2	693.6	733.5
Colombia	307.0	320.0	298.4
Argentina	209.1	233.9	225.8

Total Sales Volume	1,165.3	1,247.6	1,257.7
Growth	(6.6)%	(0.8)%	22.6%

Unit Case Mix by Category
Sparkling beverages	83.0%	82.8%	84.1%
Water(2)	10.3%	10.4%	9.7%
Still beverages	6.7%	6.8%	6.2%

Total	100.0%	100.0%	100.0%

Number of Transactions
Brazil(1)	4,206.1	4,578.6	4,902.3
Colombia	2,400.9	2,410.7	2,199.8
Argentina	1,012.6	1,095.0	1,038.4

Total Number of Transactions	7,619.6	8,084.3	8,140.5
Growth	(5.7)%	(0.7)%	—

Transaction Mix by Category
Sparkling beverages	79.0%	79.4%	81.0%
Water(2)	10.7%	10.5%	9.5%
Still beverages	10.3%	10.1%	9.5%

Total	100.0%	100.0%	100.0%

(1)	Includes sales volume and transactions from the operations of Vonpar from December 2016.

(2)	Includes bulk water volumes and transactions.

Total sales volume in our South America (excluding Venezuela) consolidated reporting segment decreased by 6.6% to 1,165.3 million unit cases in 2016 as compared to 2015. Excluding the effects of our recent acquisition of Vonpar, total sales volume would have decreased by 8.2% to 1,145.7 million unit cases in 2016 as compared to 2015, as a result of volume contraction in all of our South America operations. On the same basis, sales volume of our sparkling beverage portfolio decreased by 8.0%, mainly due to a volume contraction of Coca-Cola brand products in Brazil and Argentina and flavored sparkling beverages in all our territories in this division. Excluding the effects of our recent acquisition of Vonpar, sales volume of our still beverage portfolio decreased by 8.9%, mainly driven by a sales volume contraction of the Jugos del Valle line of business in Colombia and Kapo and Del Valle Mais brand products in Brazil. On the same basis, sales volume of bottled water, including bulk water, decreased by 8.7%, mainly due to a sales volume contraction of Brisa brand products in Colombia and Crystal brand products in Brazil.

Sales volume in Brazil decreased by 6.4% to 649.2 million unit cases in 2016, as compared to 693.6 million unit cases in 2015. Excluding the effects of our recent acquisition of Vonpar, sales volume would have decreased by 9.2% to 629.7 million unit cases. On the same basis, sales volume of our sparkling beverage portfolio decreased by 9.0%, mainly as a result of a sales volume decrease in Coca-Cola brand products. Excluding the effects of our recent acquisition of Vonpar, sales volume of our still beverage portfolio decreased by 7.2%, mainly as a result of a sales volume contraction of Kapo and Del Valle Mais brand products. On the same basis, sales volume of bottled water, including bulk water, decreased by 13.1%, mainly due to a sales volume contraction of Crystal brand products.

Sales volume in Colombia decreased by 4.1% to 307.0 million unit cases in 2016, as compared to 320.0 million unit cases in 2015. Sales volume of our sparkling beverage portfolio decreased by 0.7%, mainly driven by a 9.4% decrease in sales volume of our flavored sparkling beverages portfolio, which was partially offset by a 1.9% sales volume increase of Coca-Cola brand products. Sales volume of our still beverage portfolio decreased by 13.6%, mainly as a result of a sales volume contraction of Del Valle and ValleFrut brand products. Sales volume of bottled water, including bulk water, decreased by 11.8%, driven by a sales volume contraction of Brisa brand products in multiple serving presentations.

Sales volume in Argentina decreased by 10.6% to 209.1 million unit cases in 2016, as compared to 233.9 million unit cases in 2015. Sales volume of our sparkling beverage portfolio decreased by 13.6%, mainly driven by a decrease in sales volume of Coca-Cola brand products and our flavored sparkling beverage portfolio. Sales volume of our still beverage portfolio decreased by 0.6%, mainly driven by a decrease in sales volume of Cepita and Powerade brand products. Sales volume of bottled water, including bulk water, increased by 6.9%, mainly driven by an increase in sales volume of Kin and Bonaqua brand products.

The total number of transactions in 2016 in our South America (excluding Venezuela) division decreased by 5.7% to 7,619.7 million transactions as compared to 2015. Excluding the effect of our recent acquisition of Vonpar, the total number of transactions in 2016 in this division would have decreased by 7.0% to 7,520.3 million. On the same basis, the number of transactions for our sparkling beverage portfolio in 2016 decreased by 7.5% as compared to 2015, driven by a contraction in the number of transactions across all our territories in the division. Excluding the effects of our recent acquisition of Vonpar, transactions for our still beverage category in 2016 decreased by 4.8% as compared to 2015. On the same basis, transactions for bottled water, including bulk water, in 2016 decreased by 5.0% as compared to 2015.

In 2016, the total number of transactions in Brazil, Colombia and Argentina decreased by 8.1% to 4,206.1 million, 0.4% to 2,400.9 million and 7.5% to 1,012.6 million, respectively, as compared to 2015. Excluding the effect of our recent acquisition of Vonpar, the total number of transactions in Brazil in 2016 would have decreased by 10.3% to 4,106.7 million. On the same basis, the number of transactions for our sparkling beverage portfolio in Brazil, Colombia and Argentina in 2016 decreased by 10.0%, 1.2% and 9.2%, respectively, as compared to 2015. Excluding the effects of our recent acquisition of Vonpar, transactions for our still beverage category in 2016 decreased by 10.3% and 0.5% in Brazil and Argentina, respectively, and increased by 0.5% in Colombia, in each case as compared to 2015. On the same basis, the number of transactions for bottled water, including bulk water, in 2016 decreased by 13.6% and 1.1% in Brazil and Argentina, respectively, and increased by 2.7% in Colombia, in each case as compared to 2015.

In 2016, multiple serving presentations represented 76.3% of total sparkling beverages sales volume in Brazil, a 66 basis points increase as compared to 2015; 69.3% of total sparkling beverages sales volume in Colombia, a 121 basis points decrease as compared to 2015; and 82.7% of total sparkling beverages sales volume in Argentina, a 178 basis points decrease as compared to 2015. In 2016, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 18.1% in Brazil a 120 basis points increase as compared to 2015; 29.9% in Colombia, an increase of 80 basis points as compared to 2015; and 23.9% in Argentina, an increase of 150 basis points as compared to 2015.

Total sales volume in our South America (excluding Venezuela) consolidated reporting segment decreased by 0.8% to 1,247.6 million unit cases in 2015 as compared to 2014, as a result of a volume contraction in Brazil which was partially offset by volume growth in Colombia and Argentina. Sales volume of our sparkling beverage portfolio decreased by 2.3% mainly driven by the volume contraction in Brazil. Sales volume of our still beverage portfolio increased by 7.5% mainly driven by the Jugos del Valle line of business in Colombia and the Cepita and Hi-C brands in Argentina. Sales volume of bottled water, including bulk water, increased by 7.5% driven by the performance of the Crystal brand in Brazil, the Manantial and Brisa brands in Colombia and the Aquarius, Kin and Bonaqua brands in Argentina.

Sales volume in Brazil decreased by 5.4% to 693.6 million unit cases in 2015, as compared to 733.5 million unit cases in 2014. Sales volume of our sparkling beverage portfolio decreased by 5.8%, mainly as a result of a volume contraction in the Coca-Cola brand products. Sales volume of our still beverage portfolio decreased by 8.8%, mainly as a result of a volume contraction in Del Valle Mais brand products. Sales volume of bottled water, including bulk water, increased by 1.2%, mainly driven by a sales volume increase in Crystal brand products.

Sales volume in Colombia increased by 7.2% to 320.0 million unit cases in 2015, as compared to 298.4 million unit cases in 2014. Sales volume of our sparkling beverage portfolio increased by 6.2%, mainly driven by a 3.7% volume increase of Coca-Cola brand products, and a 14.2% volume increase of our flavored sparkling beverages portfolio. Sales volume of our still beverage portfolio increased by 19.1%, mainly driven by volume increase of Del Valle Fresh and Fuze tea brand products. Sales volume of bottled water, including bulk water, increased by 5.8%, mainly driven by a volume increase in Manantial and Brisa brand products in single serve presentations.

Sales volume in Argentina increased by 3.6% to 233.9 million unit cases in 2015, as compared to 225.8 million unit cases in 2014. Sales volume of our sparkling beverage portfolio decreased by 0.2%, mainly driven by a volume decrease in Coca-Cola brand products, which was mostly offset by the performance of the Sprite and Schweppes brands. Sales volume of our still beverage portfolio increased by 31.9%, mainly driven by a volume increase in Hi-C, Cepita and Powerade brand products. Sales volume of bottled water, including bulk water, increased by 28.0%, mainly driven by a volume increase in Aquarius, Kin and Bonaqua brand products.

The total number of transactions in 2015 in our South America (excluding Venezuela) division decreased by 0.7% to 8,084.3 million transactions as compared to 2014. The number of transactions for our sparkling beverage portfolio in 2015 decreased by 2.7% as compared to 2014, driven by a 6.4% contraction in the number of transactions in Brazil, which was partially offset by an increase in the number of transactions in Colombia and Argentina. Transactions for our still beverage category in 2015 increased by 5.9% as compared to 2014. Transactions for bottled water, including bulk water, in 2015 increased by 10.0% as compared to 2014.

In 2015, the total number of transactions in Brazil decreased by 6.6% to 4,578.6 million, and the total number of transactions in Colombia and Argentina increased by 9.6% to 2,410.7 million and 5.5% to 1,095.0 million, respectively, in each case as compared to 2014. The number of transactions for our sparkling beverage portfolio in 2015 decreased by 6.4% in Brazil and increased by 3.7% and 2.1% in Colombia and Argentina, respectively, in each case as compared to 2014. Transactions for our still beverage portfolio in 2015 increased by 34.7% and 24.1% in Colombia and Argentina, respectively, and decreased by 12.8% in Brazil, in each case as compared to 2014. The number of transactions for bottled water, including bulk water, in 2015 increased by 21.8% and 20.4% in Colombia and Argentina, respectively, and decreased by 1.8% in Brazil, in each case as compared to 2014.

In 2015, multiple serving presentations represented 75.7% of total sparkling beverages sales volume in Brazil, a 70 basis points increase as compared to 2014; 70.6% of total sparkling beverages sales volume in Colombia, a 79 basis points decrease as compared to 2014; and 84.5% of total sparkling beverages sales volume in Argentina, a 76 basis points decrease as compared to 2014. In 2015, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 16.9% in Brazil, a, increase of 140 basis points as compared to 2014; 29.1% in Colombia, a decrease of 290 basis points as compared to 2014; and 22.4% in Argentina, an increase of 270 basis points as compared to 2014.

Venezuela. Our product portfolio in Venezuela consists of Coca-Cola trademark beverages. We have implemented a product portfolio rationalization strategy that allows us to minimize the impact of certain operating disruptions that have been recurrent in Venezuela over the last several years related to difficulties in accessing raw materials due to the delay in obtaining the corresponding import authorizations and the Venezuelan exchange controls.

The following table highlights historical sales volume, number of transactions and unit case and transaction mix by category in Venezuela:

	Year Ended December 31,
	2016	2015	2014
	(millions of unit cases or millions of single units, except percentages)
Sales Volume
Total	143.1	235.6	241.1
Growth	(39.3)%	(2.3)%	8.2%

Unit Case Mix by Category
Sparkling beverages	83.8%	86.2%	85.7%
Water(1)	10.0%	6.8%	6.5%
Still beverages	6.2%	7.0%	7.8%

Total	100.0%	100.0%	100.0%

Number of Transactions
Total	772.6	1,318.1	1,367.7
Growth	(41.4)%	(3.6)%	—

Transaction Mix by Category
Sparkling beverages	75.0%	79.0%	78.7%
Water(1)	15.3%	9.7%	8.9%
Still beverages	9.7%	11.3%	12.4%

Total	100.0%	100.0%	100.0%

(1)	Includes bulk water volumes and transactions.

Total sales volume in Venezuela decreased by 39.3% to 143.1 million unit cases in 2016 as compared to 2015, mainly due to an overall sales volume contraction in all our categories as a result of the scarcity of raw materials and demand for our products. Sales volume of our sparkling beverage portfolio decreased by 41.0%. Sales volume of our still beverage portfolio decreased by 46.4%. Sales volume of bottled water, including bulk water, decreased by 10.0%.

The number of transactions in 2016 in Venezuela decreased by 41.4% to 772.6 million transactions as compared to 2015. The number of transactions for our sparkling beverage portfolio in 2016 decreased by 44.4% as compared to 2015, mainly driven by a contraction in the number of transactions of Coca-Cola brand products and our flavored sparkling beverage portfolio. Transactions for our still beverage category in 2016 decreased by 49.6% as compared to 2015. Transactions for bottled water, including bulk water, in 2016 decreased by 7.2% as compared to 2015.

In 2016, multiple serving presentations represented 85.0% of total sparkling beverages sales volume in Venezuela, a 260 basis points increase as compared to 2015. In 2016, returnable presentations represented 6.5% of total sparkling beverages sales volume in Venezuela, a decrease of 40 basis points as compared to 2015.

Total sales volume in Venezuela decreased by 2.3% to 235.6 million unit cases in 2015 as compared to 2014. Sales volume of our sparkling beverage portfolio decreased by 2.1%, driven by a volume contraction in our flavored sparkling beverage portfolio, which was partially offset by a 3.4% volume increase of Coca-Cola brand products. Sales volume of our still beverage portfolio decreased by 11.3%, mainly as a result of a volume decrease in Del Valle brand products. Sales volume of bottled water, including bulk water, increased by 6.1% mainly driven by a volume increase of Nevada brand products.

The number of transactions in 2015 in Venezuela decreased by 3.6% to 1,318.1 million transactions as compared to 2014. The number of transactions for our sparkling beverage portfolio in 2015 decreased by 3.2% as compared to 2014, mainly driven by a contraction of 8.7% in the number of transactions of our flavored sparkling beverage products. Transactions for our still beverage category in 2015 decreased by 12.5% as compared to 2014. Transactions for bottled water, including bulk water, increased by 5.3% as compared to 2014.

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

Marketing

We, in conjunction with The Coca-Cola Company, have developed a marketing strategy to promote the sale and consumption of our products. We rely extensively on advertising, sales promotions and retailer support programs to target the particular preferences of our consumers. Our consolidated marketing expenses in 2016, net of contributions by The Coca-Cola Company, were Ps.5,030 million. The Coca-Cola Company contributed an additional Ps.4,518 million in 2016, which mainly includes contributions for coolers, bottles and cases. Through the use of advanced information technology, we have collected customer and consumer information that allow us to tailor our marketing strategies to target different types of customers located in each of our territories and to meet the specific needs of the various markets we serve.

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

We believe that the implementation of these strategies described above also enables us to respond to competitive initiatives with channel-specific responses as opposed to market-wide responses. In addition, it allows us to be more efficient in the way we go to market and invest our marketing resources in those segments that could provide a higher return. Our marketing, segmentation and distribution activities are facilitated by our management information systems, and are all incorporated within our centers of excellence.

Product Sales and Distribution

The following table provides an overview of our distribution centers and the retailers to which we sell our products:

	As of December 31, 2016
	Mexico and Central America(1)	South America(2)	Venezuela
Distribution centers	179	71	26
Retailers(3)	980,237	845,139	168,833

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Colombia, Brazil and Argentina.

(3)	Estimated.

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

As part of the pre-sale system, sales personnel also provide merchandising services during retailer visits, which we believe enhance the shopper experience at the point of sale. We believe that an adequate number of service visits to retailers and frequency of deliveries are essential elements in an effective selling and distribution system of our products.

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

Mexico. We contract a subsidiary of FEMSA for the transportation of finished products to our distribution centers from our production facilities. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” From the distribution centers, we then distribute our finished products to retailers through our fleet of trucks.

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

Brazil. In Brazil, we distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors, while we maintain control over the selling function. In designated zones in Brazil, third-party distributors purchase our products at a discount from the wholesale price and resell the products to retailers. We also sell our products through modern distribution channels. Modern distribution channels in Brazil include large and organized chain retail outlets such as wholesale supermarkets, discount stores and convenience stores that sell fast-moving consumer goods, where retailers can buy large volumes of products from various producers.

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

While competitive conditions are different in each of our territories, we compete mainly in terms of price, packaging, effective promotional activities, access to retail outlets and sufficient shelf space, customer service, product innovation and product alternatives and the ability to identify and satisfy consumer preferences. We compete by seeking to offer products at an attractive price in the different segments in our markets and by building on the value of our brands. We believe that the introduction of new products and new presentations has been a significant competitive technique that allows us to increase demand for our products, provide different options to consumers and increase new consumption opportunities. See “—Our Products” and “—Packaging.”

Mexico and Central America. Our principal competitors in Mexico are bottlers of Pepsi products, whose territories overlap but are not co-extensive with our own. We compete with Organización Cultiba, S.A.B. de C.V., a joint venture formed by Grupo Embotelladoras Unidas, S.A.B. de C.V., the former Pepsi bottler in central and southeast Mexico, a subsidiary of PepsiCo, and Empresas Polar, S.A., the leading beer distributor and Pepsi bottler in Venezuela. Our main competition in the juice category in Mexico is Grupo Jumex. In the water category, Bonafont, a water brand owned by Grupo Danone, is our main competition. In addition, we compete with Cadbury Schweppes in sparkling beverages and with other local brands in our Mexican territories, as well as “B brand” producers, such as Ajemex, S.A. de C.V. (Big Cola bottler) and Consorcio AGA, S.A. de C.V. (Red Cola bottler), that offer various presentations of sparkling and still beverages.

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

South America (excluding Venezuela). Our principal competitor in Colombia is Postobón, a well-established local bottler (Postobón and Colombiana bottler). Postobón sells manzana Postobón (apple Postobón), which is the second most popular flavor in the Colombian sparkling beverage industry in terms of total sales volume. Postobón also sells Pepsi products. Postobón is a vertically integrated producer, the owners of which hold other significant commercial interests in Colombia. We also compete with low-price producers, such as the producers of Big Cola, which principally offer multiple serving size presentations in the sparkling and still beverage industry.

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

In the past, The Coca-Cola Company has increased concentrate prices for Coca-Cola trademark beverages in some of the countries where we operate. In 2014, The Coca-Cola Company informed us that it would gradually increase concentrate prices for certain Coca-Cola trademark beverages over a five-year period in Costa Rica and Panama beginning in 2014. In 2015, The Coca-Cola Company informed us that it would gradually increase concentrate prices for flavored water over a four-year period in Mexico beginning in April 2015 and that it would gradually increase concentrate prices for certain Coca-Cola trademark beverages over a two-year period in Colombia beginning in 2016. In 2016, The Coca-Cola Company informed us that it would gradually increase concentrate prices for Coca-Cola trademark beverages over a three-year period in Mexico beginning in July 2017. Based on our estimates, we currently do not expect these increases will have a material adverse effect on our results of operations. The Coca-Cola Company may unilaterally increase concentrate prices again in the future and we may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the prices of our products or our results. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”

In addition to concentrate, we purchase sweeteners, carbon dioxide, resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Sweeteners are combined with water to produce basic syrup, which is added to the concentrate as the sweetener for most of our beverages. Our bottler agreements provide that, with respect to Coca-Cola trademark beverages, these materials may be purchased only from suppliers approved by The Coca-Cola Company. Prices for certain raw materials, including those used in the bottling of our products, mainly resin, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in or determined with reference to the U.S. dollar, and therefore local prices in a particular country may increase based on changes in the applicable exchange rates. Our most significant packaging raw material costs arise from the purchase of resin, the price of which is related to crude oil prices and global resin supply. The average price that we paid for resin in U.S. dollars in 2016 decreased 14.1% as compared to 2015 in all our territories, excluding Venezuela; however, given that high currency volatility has affected and continues to affect most of our territories, the average price for resin in local currencies was higher in 2016 in Argentina and Mexico. In 2016, we purchased certain raw materials in advance and entered into certain derivative transactions, which helped us capture opportunities with respect to raw material costs and currency exchange rates.

Under our agreements with The Coca-Cola Company, we may use raw or refined sugar or HFCS as sweeteners in our products. Sugar prices in all of the countries where we operate, other than Brazil, are subject to local regulations and other barriers to market entry that cause us to pay for sugar in excess of international market prices for sugar in certain countries. In recent years, international sugar prices experienced significant volatility. Across our territories, our average price for sugar in U.S. dollar, taking into account our financial hedging activities, decreased approximately 1.1% (excluding Venezuela) or 12.0% (including Venezuela) in 2016 as compared to 2015; however, the average price for sugar in local currency was higher in all of our operations, except for Guatemala.

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

Mexico and Central America. In Mexico, we purchase our returnable plastic bottles from Graham Packaging México, S.A. de C.V., known as Graham, and Envases Universales de México, S.A.P.I. de C.V. We mainly purchase resin from Indorama Ventures Polymers México, S. de R.L. de C.V. (formerly Arteva Specialties, S. de R.L. de C.V.), M&G Polímeros México, S.A. de C.V. and DAK Resinas Americas Mexico, S.A. de C.V., which Alpla México, S.A. de C.V., known as Alpla, and Envases Universales de México, S.A.P.I. de C.V. manufacture into non-returnable plastic bottles for us. Also, we have introduced into our business Asian global suppliers, such as Far Eastern New Century Corp. or FENC, which supports our PET strategy mainly for Central America and is known as one of the top five PET global suppliers.

We purchase all of our cans from Fábricas de Monterrey, S.A. de C.V., or FAMOSA, and Envases Universales de México, S.A.P.I. de C.V., through Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a cooperative of Coca-Cola bottlers, in which, as of April 7, 2017, we held a 35.0% equity interest. We mainly purchase our glass bottles from Vitro America, S. de R.L. de C.V. (formerly Compañía Vidriera, S.A. de C.V., or Vitro), FEVISA Industrial, S.A. de C.V., known as FEVISA, and Glass & Silice, S.A. de C.V., or SIVESA.

We purchase sugar from, among other suppliers, PIASA and Beta San Miguel, S.A. de C.V., both sugar cane producers in which, as of April 7, 2017, we held a 36.4% and 2.7% equity interest, respectively. We purchase HFCS from Ingredion México, S.A. de C.V., Almidones Mexicanos, S.A. de C.V., known as Almex and Cargill de México, S.A. de C.V.

Sugar prices in Mexico are subject to local regulations and other barriers to market entry that cause us to pay higher prices than those paid in the international market. As a result, prices in Mexico have no correlation to international market prices. In 2016, sugar prices in local currency in Mexico increased approximately 25.0% as compared to 2015.

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

South America (excluding Venezuela). In Colombia, we use sugar as a sweetener in most of our products, which we buy from several domestic sources. Sugar prices in Colombia increased approximately 15.0% in U.S. dollars and 27.0% in local currency, as compared to 2015. We purchase plastic bottles from Amcor Rigid Plastics de Colombia, S.A. and Tapón Corona de Colombia S.A. (affiliate of Envases Universales de México, S.A.P.I. de C.V.). We have historically purchased all of our glass bottles from Peldar O-I; however, we have engaged new suppliers and have acquired glass bottles from Al Tajir and Frigoglass in both cases from the United Arab Emirates. We purchase all of our cans from Crown Colombiana, S.A. and Envases Universales de México, S.A.P.I. de C.V. Grupo Ardila Lulle, owners of our competitor Postobón, own a minority equity interest in Peldar O-I and Crown Colombiana, S.A.

Sugar is available in Brazil at local market prices, which historically have been similar to international prices. Sugar prices in Brazil increased approximately 36.0% in U.S. dollars and increased 42.0% in local currency as compared to 2015. Taking into account our financial hedging activities, our sugar prices in Brazil decreased approximately 21.0% in U.S. dollars and decreased 16.0% in local currency as compared to 2015. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” We purchase glass bottles, plastic bottles and cans from several domestic and international suppliers.

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

Venezuela. In Venezuela, we use sugar as a sweetener in all of our caloric beverages, which we purchase mainly from the local market. Since 2003, from time to time, we have experienced a sugar shortage due to lower domestic production and the inability of the predominant sugar importers to obtain permission to import in a timely manner. Because sugar distribution to the food and beverages industry and to retailers is controlled by the government, we experienced material disruptions during 2016 with respect to access to sufficient sugar supply. For this reason, in 2016 we decided to adjust our product portfolio from caloric beverages to non-caloric beverages. We cannot assure you that we will not continue to experience disruptions in our ability to meet our sugar requirements in the future should the Venezuelan government continue to impose restrictive measures. We buy glass bottles from one local supplier, Productos de Vidrio, C.A., the only supplier authorized by The Coca-Cola Company. We acquire most of our plastic non-returnable bottles from Alpla de Venezuela, S.A. and most of our aluminum cans from a local producer, Dominguez Continental, C.A.

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

Price Controls

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries where we operate. Currently, there are no price controls on our products in any of the territories where we have operations, except for those in Argentina, where authorities directly supervise six of our products sold through supermarkets as a measure to control inflation, and Venezuela, where the government has imposed price controls on certain products, including bottled water. In addition, in January 2014, the Venezuelan government passed the Fair Prices Law (Ley Orgánica de Precios Justos), which was amended in November 2014 and once again in November 2015, mainly to increase applicable fines and penalties. The purpose of this law is to establish regulations and administrative proceedings to impose a limit on profits earned on the sale of goods, including our products, seeking to maintain price stability of, and equal access to, goods and services. A ruling derived from this law imposes an obligation to manufacturing companies to label products with the fair or maximum sales’ price for each product. In December 2016, our Venezuelan subsidiary requested a waiver from the Venezuelan government to stop labeling products because of the difficulty to maintain updated prices in products with low inventory turnover. Since then, we stopped including a fair price label on our products. We cannot assure you that the Venezuelan government will grant the requested waiver, or that they will not impose any sanctions or fines as a result of our labeling practices. Similarly, we cannot assure you that we will be in compliance at all times with these laws based on changes and market dynamics in Argentina and Venezuela and the lack of clarity of certain basic aspects of the applicable law in Venezuela. Any such changes and potential violations may have an adverse effect on our business. See “Item 3. Key Information—Risk Factors—Regulatory developments may adversely affect our business.”

Taxation of Sparkling Beverages

All the countries where we operate, except for Panama, impose a value-added tax on the sale of sparkling beverages, with a rate of 16.0% in Mexico, 12.0% in Guatemala, 15.0% in Nicaragua, an average percentage of 15.8% in Costa Rica, 19.0% in Colombia (applied only to the first sale in the supply chain), 12.0% in Venezuela, 21.0% in Argentina, and in Brazil 16.0% in the state of Parana, 17.0% in the state of Goias and Santa Catarina, 18.0% in the states of Sao Paulo, Minas Gerais and Rio de Janeiro, and 20.0% in the states of Mato Grosso do Sul and Rio Grande do Sul. The states of Rio de Janeiro, Minas Gerais and Parana also charge an additional 2.0% on sales to non-taxpayers as a contribution to a poverty eradication fund. In Brazil the value-added tax is grossed-up and added, along with federal sales tax, at the taxable basis. In addition, we are responsible for charging and collecting the value-added tax from each of our retailers in Brazil, based on average retail prices for each state where we operate, defined primarily through a survey conducted by the government of each state, which in 2016 represented an average taxation of approximately 11.1% over net sales. In addition, several of the countries where we operate impose the following excise or other taxes:

•

Mexico imposes an excise tax of Ps.1.00 per liter on the production, sale and importation of beverages with added sugar and HFCS as of January 1, 2014. This excise tax is applied only to the first sale and we are responsible for charging and collecting it. The excise tax is subject to a 10.0% increase when accumulated inflation in Mexico on an annual basis since November 2013 reaches 10.0%. The increased tax is imposed starting on the fiscal year following such increase. As of November 2016, accumulated inflation in Mexico since November 2013 had not reached 10.0%.

•	Guatemala imposes an excise tax of 0.18 cents in local currency (Ps.0.49 as of December 31, 2016) per liter of sparkling beverage.

•

Costa Rica imposes a specific tax on non-alcoholic bottled beverages based on the combination of packaging and flavor, currently assessed at 18.32 colones (Ps.0.67 as of December 31, 2016) per 250 ml, and an excise tax currently assessed at 6.384 colones (approximately Ps.0.23 as of December 31, 2016) per 250 ml.

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

•

Brazil assesses an average production tax of approximately 3.9% and an average sales tax of approximately 12.3% over net sales. Beginning on May 1, 2015, these federal taxes were applied based on the price sold, as detailed in our invoices, instead of an average retail price combined with a fixed tax rate and multiplier per presentation. Except for sales to wholesalers, this production and sales taxes apply only to the first sale and we are responsible for charging and collecting these taxes from each of our retailers. For sales to wholesalers, they are entitled to recover the sales tax and charge this tax again upon the resale of our products to retailers.

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

On April 1, 2015, the Brazilian government issued Decree No. 8.426/15 to impose, as of July 2015, PIS/COFINS (Social Contributions on Gross Revenues) of 4.65% on financial income (except for foreign exchange variations). In addition, starting in 2016, the Brazilian federal production tax rates were reduced and the federal sales tax rates were increased, which together result in an average of 16.2% tax over net sales. For 2017, we expect the average of these taxes will range between 15.0% and 17.0% over the net sales.

On January 1, 2015, a general tax reform became effective in Colombia. This reform included the imposition of a new temporary tax on net equity through 2017 to Colombian residents and non-residents who own property in Colombia directly or indirectly through branches or permanent establishments. The relevant taxable base will be determined annually based on a formula. For net equity that exceeds 5.0 billion Colombian pesos (approximately US$2.1 million) the rate will be 1.15% in 2015, 1.00% in 2016 and 0.40% in 2017. In addition, the tax reform in Colombia imposed that the supplementary income tax at a rate of 9.0% as contributions to social programs, which was previously scheduled to decrease to 8.0% by 2015, will remain indefinitely. Additionally, this tax reform included the imposition of a temporary contribution to social programs at a rate of 5.0%, 6.0%, 8.0% and 9.0% for the years 2015, 2016, 2017 and 2018, respectively. Finally, this reform established an income tax deduction of 2.0% of value-added tax paid in the acquisition or import of hard assets, such as tangible and amortizable assets that are not sold or transferred in the ordinary course of business and that are used for the production of goods or services.

On January 1, 2017, a new general tax reform became effective in Colombia. This reform reduced the income tax rate from 35.0% to 34.0% for 2017 and then to 33.0% for the following years. In addition, for entities located outside the free trade zone, this reform imposed an extra income tax rate of 6.0% for 2017 and 4.0% for 2018. For taxpayers located in the free trade zone, the special income tax rate increased from 15.0% to 20.0% for 2017. Additionally, the reform eliminated the temporary tax on net equity, the supplementary income tax at a rate of 9.0% as contributions to social programs and the temporary contribution to social programs at a rate of 5.0%, 6.0%, 8.0% and 9.0% for the years 2015, 2016, 2017 and 2018, respectively. For 2017, the dividends paid to individuals that are Colombian residents will be subject to a withholding of 35.0%, and the dividends paid to foreign individuals or entities non-residents in Colombia will be subject to a withholding of 5.0%. This reform increased the rate of the minimum assumed income tax (renta presuntiva sobre el patrimonio), from 3.0% to 3.5% for 2017. Finally, starting in 2017, the Colombian general value-added tax rate increased from 16.0% to 19.0%.

In Guatemala, the income tax rate for 2014 was 28.0% and it decreased to 25.0% for 2015.

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

On December 30, 2015, the Venezuelan government enacted a new package of tax reforms that became effective in January 2016. This reform mainly (i) eliminated the inflationary adjustments for the calculation of income tax as well as the new investment tax deduction, and (ii) imposed a new tax on financial transactions effective as of February 1, 2016, for entities identified as “special taxpayers,” at a rate of 0.75% over certain financial transactions, such as bank withdrawals, transfer of bonds and securities, payment of indebtedness without intervention of the financial system and debits on bank accounts for cross-border payments. Banks operating in Venezuela are required to withhold this new tax on financial transactions. Given the inherent uncertainty as to how the Venezuelan government will require that the inflationary adjustments for the calculation of income tax be applied, starting 2016 our Venezuelan subsidiary decided to recognize the effects of the elimination of such inflationary adjustments.

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

In Brazil, we obtain water and mineral water from wells pursuant to concessions granted by the Brazilian government for each plant. According to the Brazilian Constitution and the National Water Resources Policy, water is considered an asset of common use and can only be exploited for the national interest by Brazilians or companies formed under Brazilian law. Concessionaires and users have the responsibility for any damage to the environment. The exploitation and use of water is regulated by the Code of Mining, Decree Law No. 227/67 (Código de Mineração), the Mineral Water Code, Decree Law No. 7841/45 (Código de Águas Minerais), the National Water Resources Policy (Decree No. 24.643/1934 and Law No. 9433/97) and by regulations issued thereunder. The companies that exploit water are supervised by the National Department of Mineral Production (Departamento Nacional de Produção Mineiral—DNPM) and the National Water Agency (Agência Nacional de Águas) in connection with federal health agencies, as well as state and municipal authorities. In the Jundiai, Marilia, Curitiba, Maringa and Itabirito plants, we do not exploit spring water. In the Mogi das Cruzes, Bauru and Campo Grande plants, we have all the necessary permits for the exploitation of spring water.

In Colombia, in addition to natural spring water for Manantial, we obtain water directly from wells and from utility companies. We are required to have a specific concession to exploit water from natural sources. Water use in Colombia is regulated by Law No. 9 of 1979 and Decrees No. 2811 of 1974 and No. 3930 of 2010. In addition, Decree No. 303 requires us to apply for water concessions and for authorization to discharge our water into public waterways. The Ministry of Environment and Sustainable Development and Regional Autonomous Corporations supervises companies that use water as a raw material for their businesses. Furthermore, in Colombia, Law No. 142 of 1994 provides that public sewer services are charged based on volume (usage). The Water and Sewerage Company of the City of Bogota has interpreted this rule to be the volume of water captured, and not the volume of water discharged by users. Based on our production process, our Colombian subsidiary discharges into the public sewer system significantly less water than the water it captures. As a result, since October 2010 our Colombian subsidiary has filed monthly claims with the Water and Sewerage Company of the City of Bogota challenging these charges. In 2015, the highest court in Colombia issued a final ruling stating that the Water and Sewerage Company of the City of Bogota is not required to measure the volume of water discharged by users in calculating public sewer services charges. Based on this ruling, the Water and Sewerage Company of the City of Bogota commenced an administrative proceeding against our Colombian subsidiary requesting payment of approximately Ps.309 million for the sewer services it claims our subsidiary has not properly paid since 2005. In connection with such proceeding, in March 2016, this authority issued an order freezing certain of our bank accounts (see Note 8.2 to our consolidated financial statements). Our Colombian subsidiary is currently holding conciliatory hearings seeking to reach an agreement to settle this matter.

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

In our Mexican operations, we established a partnership with The Coca-Cola Company and Alpla, our supplier of plastic bottles in Mexico, to create Industria Mexicana de Reciclaje (IMER), a PET recycling facility located in Toluca, Mexico. This facility began operations in 2005 and has a recycling capacity of approximately 25,000 metric tons per year from which 15,000 metric tons can be re-used for food packaging purposes. We have also continued contributing funds to ECOCE, A.C., a nationwide collector of containers and packaging materials. In addition, our plants located in Toluca, Reyes, Cuautitlan, Apizaco, San Cristobal, Morelia, Ixtacomitan, Coatepec, Poza Rica, Pacifico, Ojuelos, Sabino, San Juan Del Rio, Querétaro, Altamira, Victoria and Cuernavaca have received or are in the process of receiving a Certificate of Clean Industry (Certificado de Industria Limpia). In addition, seven of our distribution centers located in the State of Mexico, Mexico have received or are in the process of receiving a Certificate of Clean Industry.

As part of our environmental protection and sustainability strategies, in December 2009, we, jointly with strategic partners, entered into a wind energy supply agreement with a Mexican subsidiary of the Spanish wind farm developer, GAMESA Energía, S.A., or GAMESA, to supply green energy to our bottling facility in Toluca, Mexico, owned by our subsidiary, Propimex, S. de R.L. de C.V., or Propimex, and to some of our suppliers of PET bottles. In 2010, GAMESA sold its interest in the Mexican entity that owned the wind farm to Iberdrola Renovables México, S.A. de C.V. This wind farm, which is located in La Ventosa, Oaxaca, generates approximately 100,000 megawatt hours annually. In 2014, 2015 and 2016, this wind farm provided us with approximately 64,460, 64,430 and 57,750 megawatt hours, respectively.

Additionally, we have entered into 20-year wind power supply agreements with two suppliers to receive clean and renewable energy for use at our production and distribution facilities throughout Mexico: (a) Energía Eólica del Sur, S.A.P.I. de C.V. (formerly known as Mareña Renovables Wind Power Farm) with a 396,000 megawatt installed capacity wind farm in Oaxaca, Mexico, which is expected to begin operations in 2018; and (b) Enel Green Power with a 100,000 megawatt installed capacity wind farm in San Luis Potosi, Mexico, which provided a total of 39,070 megawatt hours to 50 of our production and distribution facilities in 2016. In 2016, five of our manufacturing facilities received a total of 24,700 megawatt hours from renewable energy sources such as bagasse cogeneration from the PIASA “Tres Valles” sugar mill. Currently, 91 of our Mexican facilities receive energy from renewable energy sources, which represent 46.0% of our current energy consumption in Mexico.

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

Our production plant located in Jundiai has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by applicable law. This production plant has been certified for GAO-Q and GAO-E. In addition, the plants of Jundiai, Mogi das Cruzes, Campo Grande, Marilia, Maringa, Curitiba and Bauru have been certified for (i) ISO 9001; (ii) ISO 14001and; (iii) norm OHSAS 18001. The Jundiai, Campo Grande, Bauru, Marilia, Curitiba, Maringa and Mogi das Cruzes plants are certified in standard FSSC 22000.

In November 2015, we entered into two five-year wind power supply agreements with the following suppliers to receive renewable energy for use at our production and distribution facilities in Brazil: (a) Brookfield Energía Comercializadora, Ltda., which provided a total of 13,224 megawatt hours in 2016 and (b) CPFL Comercializão Brasil, S.A., which provided a total of 32,527 megawatt hours in 2016. In 2016, 11 of our Brazilian facilities received energy from renewable energy sources, which represented 24.0% of our energy consumption in Brazil.

In May 2008, a municipal regulation of the City of Sao Paulo, implemented pursuant to Law 13.316/2002, came into effect requiring us to collect for recycling a specified annual percentage of plastic bottles made from PET sold in the City of Sao Paulo. Beginning in May 2011, we were required to collect 90.0% of PET bottles sold. Currently, we are not able to collect the entire required volume of PET bottles we sell in the City of Sao Paulo. Since we do not meet the requirements of this regulation, which we believe to be more onerous than those imposed by the countries with the highest recycling standards, we could be fined and be subject to other sanctions, such as the suspension of operations in any of our plants and/or distribution centers located in the City of Sao Paulo. In May 2008, when this law came into effect, we and other bottlers in the City of Sao Paulo, through the Brazilian Soft Drink and Non-Alcoholic Beverage Association, or ABIR (Associação Brasileira das Indústrias de Refrigerantes e de Bebidas Não-alcoólicas), filed a motion requesting a court to overturn this regulation due to the impossibility of compliance. In November 2009, in response to a request by a municipal authority to provide evidence of the destination of the PET bottles sold in Sao Paulo, we filed a motion presenting all of our recycling programs and requesting a more practical timeline to comply with the requirements imposed. In October 2010, the municipal authority of Sao Paulo levied a fine on our Brazilian operating subsidiary of 250,000 Brazilian reais (approximately Ps.1.5 million as of December 31, 2016) on the grounds that the report submitted by our Brazilian operating subsidiary did not comply with the 75.0% proper disposal requirement for the period from May 2008 to May 2010. We filed an appeal against this fine, which was denied by the municipal authority in May 2013. This resolution by the municipal authority is final and not subject to appeal. However, in July 2012, the State Appellate Court of Sao Paulo rendered a decision on an interlocutory appeal filed on behalf of ABIR staying the requirement to pay the fines and other sanctions imposed on ABIR’s associated companies, including our Brazilian subsidiary, pending the final resolution of the appeal. We are still awaiting the final resolution of the appeal filed on behalf of ABIR. In November 2016, the municipal authority filed a tax enforcement claim against our Brazilian subsidiary in order to try to collect the fine imposed in October 2010. Our Brazilian subsidiary is currently analyzing its options, which include filing a motion against the collection of the fine based on the decision rendered by the State Appellate Court of Sao Paulo in July 2012. We cannot assure you that these measures will have the desired effect or that we will prevail in any judicial challenge that our Brazilian subsidiary may pursue.

In August 2010, Law No. 12.305/2010 established the Brazilian National Solid Waste Policy. This policy is based on the principle of shared responsibility between the government, companies and the public, and provides for the post-consumption return of products to companies and requires public authorities to implement waste management programs. This law is regulated by Federal Decree No. 7.404/2010, and was published in December 2010. In response to the Brazilian National Solid Waste Policy, in December 2012, a proposal of agreement was provided to the Ministry of the Environment by almost 30 associations involved in the packaging sector, including ABIR in its capacity as representative for The Coca-Cola Company, our Brazilian subsidiary and other bottlers. This agreement proposed the creation of a “coalition” to implement systems for reverse logistics packaging non-dangerous waste that make up the dry fraction of municipal solid waste or equivalent. The goal of the proposal is to create methodologies for sustainable development, and improve the management of solid waste by increasing recycling rates and decreasing incorrect disposal in order to protect the environment, society and the economy. The Ministry of Environment approved and signed this agreement in November 2015. In August 2016, the public prosecutor’s office of the state of Sao Paulo filed a class action against the parties that signed this agreement, challenging the validity of certain terms of the agreement and the effectiveness of the mandatory measures to be taken by the companies of the packaging sector, as provided in the agreement. ABIR is leading the lawsuit’s defense.

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

Other Regulations

In May 2014, the Mexican government approved a decree that established mandatory guidelines applicable to the entire national education system (from elementary school through college). According to the decree, the sale of specific sparkling beverages and still beverages that contain certain amounts of sugar or HFCS by schools is prohibited. Schools are still allowed to sell water and certain still beverages, such as juices and juice-based beverages that comply with the guidelines established in such decree. We cannot assure you that the Mexican government will not further restrict sales of other of our products in schools. These restrictions and any further restrictions could have an adverse impact on our results of operations.

In January 2012, the Costa Rican government approved a decree which regulates the sale of food and beverages in public schools. According to the decree, the sale of all sparkling beverages and certain still beverages that contain certain amounts of sugar, syrup or HFCS in any type of presentation in schools is prohibited. We are still allowed to sell water and certain still beverages in schools. Although we are in compliance with this law, we cannot assure you that the Costa Rican government will not further restrict sales of other of our products in schools in the future; these restrictions and any further restrictions could have an adverse impact on our results of operations.

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

In June 2013, following a comprehensive amendment to the Mexican Constitution, an antitrust authority with autonomy was created: the Federal Antitrust Commission (Comisión Federal de Competencia Económica, or COFECE). As a result of these amendments, new antitrust and telecommunications specialized courts were created and commenced hearing cases in August 2013. In July 2014, a new federal antitrust law came into effect based on the amended constitutional provisions. As part of these amendments, two new relative monopolistic practices were included: reductions in margins between prices to access essential raw materials and end-user prices of such raw materials and limitation or restriction on access to essential raw materials or supplies. Furthermore, the ability to close a merger or acquisition without antitrust clearance from the COFECE was eliminated. The regular waiting period for authorization has been extended to 60 business days. We cannot assure you that these new amendments and the creation of new governmental bodies and courts will not have an adverse effect on our business or our inorganic growth plans.

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

In June 2014, the Brazilian government enacted Law No. 12,997 (Law of Motorcycle Drivers), which requires employers to pay a risk premium of 30.0% of the base salary to all employees that are required to drive a motorcycle to perform their job duties. This premium became enforceable in October 2014, when the related rules and regulations were issued by the Ministry of Labor and Employment. We believe that these rules and regulations (Decree No. 1.565/2014) were unduly issued because such Ministry did not comply with all the requirements of applicable law (Decree No. 1.127/2003). In November 2014, our Brazilian subsidiary, in conjunction with other bottlers of the Coca-Cola system in Brazil and through the ABIR, filed a claim before the Federal Court to stay the effects of such decree. ABIR’s associated companies, including our Brazilian subsidiary, were issued a preliminary injunction staying the effects of the decree and exempting us from paying the premium. The Ministry of Labor and Employment filed an interlocutory appeal against the preliminary injunction in order to restore the effects of Decree No. 1.565/2014. This interlocutory appeal was denied. In October 2016, a decision was rendered by the Federal Court declaring Decree No. 1.565/2014 to be null and void and requesting the Ministry of Labor and Employment to revise and reissue its regulations under Law No. 12,997. The Ministry of Labor and Employment, with the participation of all interested parties, is in the process of revising Decree No. 1.565/2014. We cannot assure you that any changes made to Decree No. 1.565/2014 will not have an adverse effect on our business.

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

In December 2015, the Venezuelan Ministry of Health issued a resolution which imposes an obligation to label certain products, including sparkling beverages and still beverages that contain sugar, with health warnings. In February 2015, the Venezuelan Ministry of Health granted a nine-month extension for the enforcement of this resolution. In July 2016, the Ministry of Health declared this resolution null and void. The Venezuelan government is currently discussing the issuance and application of new rules in connection with health warning labels on products.

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

The bottler agreements include an acknowledgment by us that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola trademark beverages and of the formulas with which The Coca-Cola Company’s concentrates are made. Subject to our exclusive right to distribute Coca-Cola trademark beverages in our territories, The Coca-Cola Company reserves the right to import and export Coca-Cola trademark beverages to and from each of our territories. Our bottler agreements do not contain restrictions on The Coca-Cola Company’s ability to set the price of concentrates and do not impose minimum marketing obligations on The Coca-Cola Company. The prices at which we purchase concentrate under the bottler agreements may vary materially from the prices we have historically paid. However, under our bylaws and the shareholders agreement among The Coca-Cola Company and certain of its subsidiaries and FEMSA, an adverse action by The Coca-Cola Company under any of the bottler agreements may result in a suspension of certain voting rights of the directors appointed by The Coca-Cola Company. This provides us with limited protection against The Coca-Cola Company’s ability to raise concentrate prices to the extent that such increase is deemed detrimental to us pursuant to such shareholder agreement and our bylaws. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”

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

The Coca-Cola Company contributed a significant portion of our total marketing expenses in our territories during 2016 and has reiterated its intention to continue providing such support as part of our cooperation framework. Although we believe that The Coca-Cola

Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”

We have separate bottler agreements with The Coca-Cola Company for each of the territories where we operate, on substantially the same terms and conditions. These bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement.

As of December 31, 2016, we had:

•

nine bottler agreements in Mexico: (i) two agreements for the Valley of Mexico territory, which are up for renewal in August 2017 and June 2023, (ii) the agreement for the southeast territory, which is up for renewal in June 2023, (iii) three agreements for the central territory, which are up for renewal in August 2017 (two agreements) and May 2025, (iv) the agreement for the northeast territory, which is up for renewal in August 2017, and (v) two agreements for the Bajio territory, which are up for renewal in August 2017 and May 2025;

•	nine bottler agreements in Brazil, which are up for renewal in October 2017 (seven agreements) and April 2024 (two agreements); and

•

one bottler agreement in each of Argentina, which is up for renewal in September 2024, Colombia, which is up for renewal in June 2024; Venezuela, which is up for renewal in August 2026; Guatemala, which is up for renewal in March 2025; Costa Rica, which is up for renewal in September 2017; Nicaragua, which is up for renewal in May 2026 and Panama, which is up for renewal in November 2024.

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

For more information on our capital investments, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures.”

As of December 31, 2016, we owned 46 bottling plants company-wide. By country, as of such date, we had 17 bottling facilities in Mexico, 5 in Central America, 7 in Colombia, 4 in Venezuela, 11 in Brazil and 2 in Argentina.

As of December 31, 2016, we operated 276 distribution centers, approximately 53.0% of which were in our Mexican territories. As of such date, we owned more than 85.0% of these distribution centers and leased the remainder. See “—The Company—Product Sales and Distribution.”

We maintain an “all-risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories as well as losses due to business interruptions. The policy covers damages caused by natural disaster, including hurricane, hail, earthquake and damages caused by human acts, including explosion, fire, vandalism and riot; we also maintain a freight transport insurance policy that covers damages to goods in transit. In addition, we maintain a liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. In 2016, the policies for “all-risk” property insurance were issued by Chubb de México, Compañía de Seguros S.A. de C.V., the liability insurance was issued by Mapfre Tepeyac Seguros S.A. and the policy for freight transport insurance was issued by AXA Seguros, S.A. de C.V. We believe that our coverage is consistent with the coverage maintained by similar companies.

The table below summarizes by country principal use, installed capacity and percentage utilization of our production facilities:

Bottling Facility Summary

As of December 31, 2016

Country	Installed Capacity (thousands of unit cases)	Utilization(1)(2) (%)
Mexico	2,712,271	66
Guatemala	43,237	76
Nicaragua	64,795	79
Costa Rica	81,200	59
Panama	63,343	54
Colombia	613,011	49
Venezuela	235,862	51
Brazil(3)	1,201,791	57
Argentina	366,613	54

(1)	Calculated based on each bottling facility’s theoretical capacity assuming total available time in operation and without taking into account ordinary interruptions, such as planned downtime for preventive maintenance, repairs, sanitation, set-ups and changeovers for different flavors and presentations. Additional factors that affect utilization levels include seasonality of demand for our products, supply chain planning due to different geographies and different packaging capacities.

(2)	Annualized rate.

(3)	Includes the installed capacity and utilization of our plant located in Porto Real up to October 2016, when the plant was shut down to achieve cost efficiencies and expected synergies.

The table below summarizes by country plant location and facility area of our production facilities:

Bottling Facility by Location

As of December 31, 2016

Country	Plant	Facility Area
		(thousands of sq. meters)
Mexico	San Cristobal de las Casas, Chiapas	45
	Cuautitlan, Estado de Mexico	35
	Los Reyes la Paz, Estado de Mexico	50
	Toluca, Estado de Mexico	317
	Leon, Guanajuato	124
	Morelia, Michoacan	50
	Ixtacomitan, Tabasco	117
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	142
	La Pureza Altamira, Tamaulipas	300
	Poza Rica, Veracruz	42
	Pacifico, Estado de Mexico	89
	Cuernavaca, Morelos	37
	Toluca, Estado de Mexico (Ojuelos)	41
	San Juan del Rio, Queretaro	84
	Queretaro, Queretaro	80
	Cayaco, Acapulco	104

Guatemala	Guatemala City	46

Nicaragua	Managua	54

Costa Rica	Calle Blancos, San Jose	52
	Coronado, San Jose	14

Panama	Panama City	29

Colombia	Barranquilla	37
	Bogota, DC	105
	Bucaramanga	26
	Cali	76
	Manantial, Cundinamarca	67
	Tocancipa	298
	Medellin	47

Venezuela	Antimano	15
	Barcelona	141
	Maracaibo	68
	Valencia	100

Brazil	Campo Grande	36
	Jundiai	191
	Mogi das Cruzes	119
	Maringa	160
	Marilia	159
	Curitiba	119
	Bauru	39
	Itabirito	320
	Antonio Carlos	1,519
	Porto Alegre	196
	Santo Angelo	43

Argentina	Alcorta, Buenos Aires	73
	Monte Grande, Buenos Aires	32

SIGNIFICANT SUBSIDIARIES

The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2016:

Name of Company	Jurisdiction of Incorporation	Percentage Owned	Description
Propimex, S. de R.L. de C.V.	Mexico	100.0%	Manufacturer and distributor of bottled beverages.

Controladora Interamericana de Bebidas, S. de R.L. de C.V.	Mexico	100.0%	Holding company of manufacturers and distributors of beverages.

Spal Indústria Brasileira de Bebidas, S.A.	Brazil	96.1%	Manufacturer and distributor of bottled beverages.

Distribuidora y Manufacturera del Valle de México, S. de R.L. de C.V.	Mexico	100.0%	Manufacturer and distributor of bottled beverages.

Servicios Refresqueros del Golfo, S. de R.L. de C.V.	Mexico	100.0%	Manufacturer and distributor of bottled beverages.

Coca-Cola FEMSA de Buenos Aires, S.A.	Argentina	100.0%	Manufacturer and distributor of bottled beverages.

Embotelladora de la Sabana, S.A.S.	Colombia	100.0%	Manufacturer and distributor of bottled beverages.

Item 4.A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

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

Effects of Changes in Economic Conditions. Our results are affected by changes in economic conditions in Mexico, Brazil and in the other countries where we operate. For the year ended December 31, 2016, approximately 67.0% of our total revenues were attributable to Mexico and Brazil. In addition to Mexico and Brazil, we also conduct operations in Central America (including Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Argentina. Our results are affected by the economic conditions in the countries where we conduct operations. Some of these economies continue to be influenced by the U.S. economy, and therefore, deterioration in economic conditions in the U.S. economy may affect these economies. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our results and financial condition. Our business may also be significantly affected by the interest rates, inflation rates and exchange rates of the local currencies of the countries where we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. In addition, an increase in interest rates would increase the cost to us of variable rate funding, which would have an adverse effect on our financial position.

Exchange Control Regime in Venezuela. Prior to 2014, we had historically used the official exchange rate in our Venezuelan operations. Commencing in 2014, the Venezuelan government has announced a series of changes to the Venezuelan exchange control regime, approving alternative exchanges rates in addition to the official exchange rate. In January 2014, the Venezuelan government announced an exchange rate determined by the state-run system known as the Sistema Complementario de Administración de Divisas, or SICAD. In March 2014, the Venezuelan government announced a new law that authorized an alternative method of exchanging Venezuelan bolivars to U.S. dollars known as SICAD II. In February 2015, the Venezuelan government announced that it was replacing SICAD II with a new market-based exchange rate determined by the system known as the Sistema Marginal de Divisas, or SIMADI. In February 2016, the Venezuelan government announced a 37.0% devaluation of the official exchange rate and changed the existing three-tier exchange rate system into a dual system by combining the official exchange rate and the SICAD exchange rate into a single official exchange rate and maintaining the SIMADI exchange rate. In March 2016, the Venezuelan government announced that it was replacing the SIMADI exchange rate with a new market-based exchange rate known as Divisas Complementarias, or DICOM, and the official exchange rate with a preferential exchange rate denominated Divisa Protegida, or DIPRO. The DIPRO exchange rate is determined by the Venezuelan government and may be used to settle imports of a list of goods and raw materials which has not been published yet as of the date of this annual report. The DICOM exchange rate is determined based on supply and demand of U.S. dollars. As of April 7, 2017, the DIPRO and DICOM exchange rates were 10.0 bolivars and 712.05 bolivars per U.S. dollar, respectively.

We translated our results of operations in Venezuela for the full year ended December 31, 2016 into our reporting currency, the Mexican peso, using the DICOM exchange rate of 673.76 bolivars per US$1.00, which was the exchange rate in effect as of such date. As a result, in 2016, we recognized a further reduction in equity of Ps.2,286 million. Since 2012, we have recognized a reduction in equity in an aggregate amount of Ps.20,230 million.

Recent Developments in the Consolidation of KOF Philippines. Since January 25, 2017, we control KOF Philippines as all decisions relating to the day-to-day operation and management of KOF Philippines’s business, including its annual normal operations plan, are approved by a majority of its board of directors without requiring the affirmative vote of any director appointed by The Coca-Cola Company. Commencing on February 1, 2017, we started consolidating KOF Philippines’s financial results in our financial statements. Our results for the first quarter of 2017 and our future results in 2017 will reflect a reduction in our share of the profit of associates and joint ventures accounted for using the equity method, net of taxes, as a result of this consolidation. For further information, see Note 28 to our consolidated financial statements.

Recent Acquisitions. In December 2016, we acquired Vonpar, a Brazilian bottler of Coca-Cola trademark products with operations in the states of Rio Grande do Sul and Santa Catarina in Brazil. As part of our acquisition of Vonpar, we also acquired an additional 3.36% equity interest in Leão Alimentos, for a total ownership of 27.7% as of April 7, 2017. We began consolidating the results of Vonpar in our financial statements in December 2016. As a result, our financial results for 2016 are not directly comparable with prior years. For further information see Notes 4.1.1, 9 and 19.7 to our consolidated financial statements.

In March 2017, we acquired, through Jugos del Valle, an indirect participation in the Mexican AdeS soy-based beverage business, through our Brazilian and Argentine subsidiaries, an indirect participation in the Brazilian and Argentine AdeS soy-based beverage businesses, and through our Colombian subsidiary, a direct participation in the Colombian AdeS soy-based beverage business. As a result of this acquisition, we have exclusive distribution rights of AdeS soy-based beverages in these territories.

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

New Accounting Pronouncements

For a description of the new IFRS and amendments to IFRS adopted during 2016, see Note 2.4 to our consolidated financial statements.

Results

The following table sets forth our consolidated income statements for the years ended December 31, 2016, 2015 and 2014.

	Year Ended December 31,
	2016(1)		2016(2)	2015	2014
	(in millions of Mexican pesos or millions of U.S. dollars, except per share data)
Revenues:
Net sales	US$	8,589	Ps.177,082	Ps.151,914	Ps.146,948
Other operating revenues		31	636	446	350

Total revenues		8,620	177,718	152,360	147,298
Cost of goods sold		4,756	98,056	80,330	78,916

Gross profit		3,864	79,662	72,030	68,382
Costs and expenses:
Administrative expenses		360	7,423	6,405	6,385
Selling expenses		2,330	48,039	41,879	40,465
Other income		62	1,281	620	1,001
Other expenses		247	5,093	2,368	1,159
Interest expenses		362	7,471	6,337	5,546
Interest income		35	715	414	379
Foreign exchange loss, net		87	1,792	1,459	968
Gain (loss) on monetary position for subsidiaries in hyperinflationary economies		117	2,417	(33)	(312)
Market value gain on financial instruments		2	51	142	25

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		694	14,308	14,725	14,952
Income taxes		191	3,928	4,551	3,861
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes		7	147	155	(125)

Net income		510	10,527	10,329	10,966

	Year Ended December 31,
	2016(1)	2016(2)	2015	2014
	(in millions of Mexican pesos or millions of U.S. dollars, except per share data)
Equity holders of the parent	488	10,070	10,235	10,542
Non-controlling interest	22	457	94	424

Net income	510	10,527	10,329	10,966
Per share data:
Basic earnings per share(3)	0.24	4.86	4.94	5.09
Diluted earnings per share(4)	0.24	4.85	4.94	5.09

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps.20.62 per US$1.00 solely for the convenience of the reader.

(2)	Includes results of Vonpar from December 2016. See “Item 4. Information on the Company—The Company—Corporate History.”

(3)	Computed on the basis of the weighted average number of shares outstanding during the period: 2,072.92 million in 2016, 2015 and 2014.

(4)	Computed on the basis of the diluted weighted average number of shares outstanding during the period: 2,074.83 million in 2016 and 2,072.92 million in 2015 and 2014. For further information see Note 3.25 to our consolidated financial statements.

Operations by Consolidated Reporting Segment

The following table sets forth certain financial information for each of our consolidated reporting segments for the years ended December 31, 2016, 2015 and 2014. See Note 25 to our consolidated financial statements for additional information about all of our consolidated reporting segments.

	Year Ended December 31,
	2016	2015	2014
	(in millions of Mexican pesos)
Total revenues
Mexico and Central America(1)	87,557	78,709	71,965
South America (excluding Venezuela)(2)	71,293	64,752	66,367
Venezuela	18,868	8,899	8,966
Gross profit
Mexico and Central America(1)	43,569	40,130	36,453
South America (excluding Venezuela)(2)	29,263	27,532	27,372
Venezuela	6,830	4,368	4,557

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Colombia, Brazil and Argentina. Includes results of Vonpar from December 2016.

Results for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Consolidated Results

The comparability of our financial and operating performance in 2016 as compared to 2015 was affected by the following factors: (1) our acquisition and integration of Vonpar, (2) translation effects from fluctuations in exchange rates and (3) our results of operations in territories that are considered hyperinflationary economies (currently, our only operation that is considered a hyperinflationary economy is Venezuela). To translate the full-year 2016 results in Venezuela, we used the DICOM exchange rate of 673.76 bolivars per U.S. dollar, as compared to 198.70 bolivars per U.S. dollar exchange rate used to translate our 2015 results. The average depreciations to the U.S. dollar of currencies used in our main operations during 2016, as compared to 2015, were: 17.7% for the Mexican peso, 4.8% for the Brazilian real, 11.4% for the Colombian peso and 59.5% for the Argentine peso. Consolidated results include full-year figures of our territories and one month figures of Vonpar.

Total Revenues. Our consolidated total revenues increased by 16.6% to Ps.177,718 million in 2016, mainly as a result of the appreciation of the Brazilian real and the Colombian peso relative to the Mexican peso, which was partially offset by the negative translation effect resulting from the use of the DICOM exchange rate to translate the results of our Venezuelan operations and the depreciation of the Argentine peso relative to the Mexican peso. Excluding the effects of currency fluctuations, total revenues would have increased by a smaller amount, driven by the growth of the average price per unit case in most of our operations and volume growth in Mexico and Central America.

Total sales volume decreased by 3.0% to 3,334.0 million unit cases in 2016 as compared to 2015, as a result of the sales volume contraction in Brazil, Colombia, Argentina and Venezuela discussed below. Excluding the effects of our recent acquisition of Vonpar and the results of our operations in Venezuela, total sales volume would have decreased by 0.9% in 2016 as compared to 2015. Sales volume of our sparkling beverage portfolio decreased by 3.4% as compared to 2015. Excluding the effects of our recent acquisition of Vonpar and the results of our operations in Venezuela, sales volume of our sparkling beverage portfolio would have decreased by 1.0%, mainly as a result of a contraction in Brazil and Colombia, which was partially offset by the positive performance of the Coca-Cola brand in Mexico, Central America and Colombia, and our flavored sparkling beverage portfolio in Mexico and Central America. Sales volume of our still beverage portfolio decreased by 0.6% as compared to 2015. Excluding the effects of our recent acquisition of Vonpar and the results of our operations in Venezuela, sales volume of our still beverage portfolio would have grown 2.9% mainly driven by the positive performance of ValleFrut orangeade, Del Valle juice and the Santa Clara dairy business in Mexico and Fuze tea in Central America. Sales volume of bottled water, excluding bulk water, decreased by 1.2% as compared to 2015. Excluding the effects of our recent acquisition of Vonpar and the results of our operations in Venezuela, bottled water, excluding bulk water, would have decreased by 1.1%, driven by a contraction in Brazil and Colombia, which was partially offset by increased volume in Mexico and Argentina. Sales volume of bulk water decreased by 2.0% as compared to 2015. Excluding the effects of our recent acquisition of Vonpar and the results of our operations in Venezuela, sales volume of bulk water would have decreased by 1.9%, mainly driven by a sales volume contraction of the Brisa and Crystal brand products in Colombia and Brazil, respectively.

Consolidated average price per unit case increased by 19.8% reaching Ps.50.75 in 2016, as compared to Ps.42.34 in 2015, mainly as a result of the appreciation of the Brazilian real and the Colombian peso relative to the Mexican peso, which was partially offset by the negative translation effect resulting from the use of the DICOM exchange rate to translate the results of our Venezuelan operations and the depreciation of the Argentine peso relative to the Mexican peso. Excluding the effects of currency fluctuations and our recent acquisition of Vonpar, and the results of our operations in Venezuela, average price per unit case would have grown 6.8% in 2016, driven by average price per unit case increases above inflation in local currency in most of our territories.

Gross Profit. Our gross profit increased by 10.6% to Ps.79,662 million in 2016; however, our gross profit margin decreased by 250 basis points to reach 44.8% in 2016, mainly as a result of higher sugar prices, the depreciation of the average exchange rate of the Mexican peso, the Brazilian real, the Colombian peso and the Argentine peso relative to the U.S. dollar as applied to U.S. dollar-denominated raw material costs and an unfavorable currency hedging position in Brazil, which were partially offset by lower PET prices and our overall currency hedging strategy.

The components of cost of goods sold include raw materials (principally concentrate, sweeteners and packaging materials), depreciation costs attributable to our production facilities, wages and other labor costs associated with labor force employed at our production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of our products in local currency, net of applicable taxes. Packaging materials, mainly PET and aluminum, and HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.

Administrative and Selling Expenses. Our administrative and selling expenses as a percentage of total revenues decreased by 50 basis points to 31.2% in 2016 as compared to 2015. Our administrative and selling expenses in absolute terms increased by 14.9% as compared to 2015, mainly as a result of the appreciation of the Brazilian real and the Colombian peso relative to the Mexican peso, the inflationary effect of our operations in Venezuela, as well as the depreciation of the Mexican peso relative to the U.S. dollar. In local currency, administrative and selling expenses as a percentage of revenues decreased in Brazil and Colombia. In 2016, we continued investing in marketing across our territories to support marketplace execution, increase cooler coverage and bolster returnable presentation base.

Other Expenses Net. We recorded other expenses net of Ps.3,812 million in 2016 as compared to Ps.1,748 million in 2015, mainly due to negative currency fluctuation effects in our operations in Venezuela.

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

Comprehensive financing result in 2016 recorded an expense of Ps.6,080 million as compared to an expense of Ps.7,273 million in 2015. This decrease was mainly driven by a gain on the monetary position in our hyperinflationary operation in Venezuela due to an increase in the balance of accounts payable. This gain was partially offset by a foreign exchange loss resulting from the depreciation of the end-of-period exchange rate of the Mexican peso relative to the U.S. dollar as applied to our U.S. dollar-denominated debt.

Income Taxes. In 2016, income tax as a percentage of income before taxes was 27.2% as compared to 30.6% in 2015. This lower effective tax rate in 2016 was mainly due to certain tax efficiencies across our operations, a lower effective tax rate in Colombia and ongoing efforts to reduce non-deductible items across our operations. For more information, see Note 23 to our consolidated financial statements.

Share of the Profit of Associates and Joint Ventures Accounted for Using the Equity Method, Net of Taxes. In 2016, we recorded a gain of Ps.147 million in the share of the profits of associates and joint ventures accounted for using the equity method, net of taxes, representing a decrease of 5.2% as compared to 2015, mainly due to a reduced equity method gain from our participation in associated companies.

Net Income (Equity holders of the parent). Our net controlling interest income reached Ps.10,070 million in 2016 as compared to Ps.10,235 million in 2015. Basic earnings per share in 2016 were Ps.4.86 (Ps.48.58 per ADS) computed on the basis of the weighted average number of shares outstanding during the period of 2,072.9 million shares outstanding (each ADS represents 10 Series L shares).

Results by Consolidated Reporting Segment

Mexico and Central America

Total Revenues. Total revenues in our Mexico and Central America consolidated reporting segment increased by 11.2% to Ps.87,557 million in 2016 as compared to 2015, mainly driven by a positive translation effect resulting from the appreciation of local currencies in our Central American territories relative to the Mexican peso. Excluding the effect of currency fluctuations, total revenues would have increased by a smaller amount, mainly as a result of positive volume performance and average price increases in both Mexico and Central America.

Total sales volume in our Mexico and Central America consolidated reporting segment increased by 3.7% to 2,025.6 million unit cases in 2016 as compared to 2015, as a result of volume increase in both Mexico and Central America as discussed below. Sales volume of our sparkling beverage portfolio increased by 3.9%, mainly driven by a 2.8% increase in sales volume of Coca-Cola brand products and an 8.3% increase in sales volume of our flavored sparkling beverage portfolio. Sales volume of our still beverage portfolio increased by 11.8%, mainly due to the performance of the Jugos del Valle portfolio and our Santa Clara dairy business in Mexico. Sales volume of bottled water, including bulk water, increased by 0.7%, mainly driven by an increase in sales volume of Ciel flavored water products in Mexico.

Sales volume in Mexico increased by 3.7% to 1,850.7 million unit cases in 2016, as compared to 1,784.6 million unit cases in 2015. Sales volume of our sparkling beverage portfolio increased by 3.8%, driven by a 2.7% increase in sales volume of Coca-Cola brand products and a 9.1% increase in sales volume of our flavored sparkling beverage portfolio, mainly supported by the performance of Naranja&Nada and Limon&Nada, our sparkling orangeade and lemonade, and the Mundet brand. Sales volume of our still beverage portfolio increased by 14.2%, mainly as a result of the performance of ValleFrut brand products, the Del Valle juice portfolio and our Santa Clara dairy business. Sales volume of bottled water, including bulk water, increased by 0.7%, mainly driven by the performance of Ciel Exprim flavored water products.

Sales volume in Central America increased by 4.2% to 174.9 million unit cases in 2016, as compared to 167.8 million unit cases in 2015. Sales volume of our sparkling beverage portfolio increased by 5.0%, supported by the strong performance of Coca-Cola brand products and our flavored sparkling beverages portfolio in Guatemala, Nicaragua and Costa Rica. Sales volume of our still beverage portfolio decreased slightly by 0.3%. Sales volume of bottled water, including bulk water, increased by 1.7%.

Gross Profit. Our gross profit in this consolidated reporting segment increased by 8.6% to Ps.43,569 million in 2016 as compared to 2015; however, gross profit margin decreased by 120 basis points to 49.8% in 2016, mainly as a result of higher prices of sugar and the depreciation of the average exchange rate of the Mexican peso relative to the U.S. dollar as applied to our U.S. dollar-denominated raw material costs, which were partially offset by lower PET prices and our overall currency hedging strategy.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in this consolidated reporting segment decreased by 60 basis points to 32.6% in 2016 as compared to 2015. Administrative and selling expenses in absolute terms increased by 9.4% as compared to 2015, mainly due to an increase in selling expenses in Mexico.

South America (excluding Venezuela)

Total Revenues. Total revenues in our South America (excluding Venezuela) consolidated reporting segment increased by 10.1% to Ps.71,293 million in 2016 as compared to 2015, mainly driven by the positive translation effect resulting from the appreciation of the Brazilian real and the Colombian peso relative to the Mexican peso. Total revenues for beer amounted to Ps.7,887 million. Excluding the effects of currency fluctuations, total revenues would have grown by a smaller amount, driven by an average price per unit case increases across our territories.

Total sales volume in our South America (excluding Venezuela) consolidated reporting segment decreased by 6.6% to 1,165.3 million unit cases in 2016 as compared to 2015. Excluding the effects of our recent acquisition of Vonpar, total sales volume would have decreased by 8.2% to 1,145.7 million unit cases in 2016 as compared to 2015, as a result of volume contraction in all of our South America operations. On the same basis, sales volume of our sparkling beverage portfolio decreased by 8.0%, mainly due to a volume contraction of Coca-Cola brand products in Brazil and Argentina and flavored sparkling beverages in all our territories in this division. Excluding the effects of our recent acquisition of Vonpar, sales volume of our still beverage portfolio decreased by 8.9%, mainly driven by a sales volume contraction of the Jugos del Valle line of business in Colombia and Kapo and Del Valle Mais brand products in Brazil. On the same basis, sales volume of bottled water, including bulk water, decreased by 8.7%, mainly due to a sales volume contraction of Brisa brand products in Colombia and Crystal brand products in Brazil.

Sales volume in Brazil decreased by 6.4% to 649.2 million unit cases in 2016, as compared to 693.6 million unit cases in 2015. Excluding the effects of our recent acquisition of Vonpar, sales volume would have decreased by 9.2% to 629.7 million unit cases. On the same basis, sales volume of our sparkling beverage portfolio decreased by 9.0%, mainly as a result of a sales volume decrease in Coca-Cola brand products. Excluding the effects of our recent acquisition of Vonpar, sales volume of our still beverage portfolio decreased by 7.2%, mainly as a result of a sales volume contraction of Kapo and Del Valle Mais brand products. On the same basis, sales volume of bottled water, including bulk water, decreased by 13.1%, mainly due to a sales volume contraction of Crystal brand products.

Sales volume in Colombia decreased by 4.1% to 307.0 million unit cases in 2016, as compared to 320.0 million unit cases in 2015. Sales volume of our sparkling beverage portfolio decreased by 0.7%, mainly driven by a 9.4% decrease in sales volume of our flavored sparkling beverages portfolio, which was partially offset by a 1.9% sales volume increase of Coca-Cola brand products. Sales volume of our still beverage portfolio decreased by 13.6%, mainly as a result of a sales volume contraction of Del Valle and ValleFrut brand products. Sales volume of bottled water, including bulk water, decreased by 11.8%, driven by a sales volume contraction of Brisa brand products in multiple serving presentations.

Sales volume in Argentina decreased by 10.6% to 209.1 million unit cases in 2016, as compared to 233.9 million unit cases in 2015. Sales volume of our sparkling beverage portfolio decreased by 13.6%, mainly driven by a decrease in sales volume of Coca-Cola brand products and our flavored sparkling beverage portfolio. Sales volume of our still beverage portfolio decreased by 0.6%, mainly driven by a decrease in sales volume of Cepita and Powerade brand products. Sales volume of bottled water, including bulk water, increased by 6.9%, mainly driven by an increase in sales volume of Kin and Bonaqua brand products.

Gross Profit. Our gross profit in this consolidated reporting segment in 2016 reached Ps.29,263 million, an increase of 6.3% as compared to 2015; however, gross profit margin decreased by 150 basis points to 41.0% in 2016. This decrease was mainly driven by higher sugar prices, the depreciation of the average exchange rate of the Brazilian real, the Colombian peso and the Argentine peso relative to the U.S. dollar as applied to U.S. dollar-denominated raw material costs and an unfavorable currency hedging position in Brazil, which was partially offset by lower PET prices and our currency hedging strategy in Colombia and Argentina.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in this consolidated reporting segment decreased by 50 basis points to 29.5% in 2016 as compared to 2015. Administrative and selling expenses in absolute terms increased by 8.5%, as compared to 2015, mainly driven by the negative translation effect resulting from the appreciation of the Brazilian real and the Colombian peso relative to the Mexican peso.

Venezuela

Total Revenues. Total revenues in Venezuela increased by 112.0% to Ps.18,868 million in 2016 as compared to 2015, mainly driven by an increase in the average price per unit case.

Total sales volume in Venezuela decreased by 39.3% to 143.1 million unit cases in 2016 as compared to 2015, mainly due to an overall sales volume contraction in all our categories as a result of the scarcity of raw materials and demand for our products. Sales volume of our sparkling beverage portfolio decreased by 41.0%. Sales volume of our still beverage portfolio decreased by 46.4%. Sales volume of bottled water, including bulk water, decreased by 10.1%.

Gross Profit. Gross profit in Venezuela reached Ps.6,830 million in 2016, an increase of 56.4% as compared to 2015 with a gross profit margin decrease of 12.9 percentage points reaching 36.2%. This decrease in gross profit margin was mainly driven by an increase in the prices of raw materials.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in this consolidated reporting segment remained flat at 31.0% in 2016, as compared to 2015. Administrative and selling expenses in absolute terms increased by 112.0%, as compared to 2015, mainly driven by an increase in selling expenses in Venezuela.

Results for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Consolidated Results

The comparability of our financial and operating performance in 2015 as compared to 2014 was affected by the following factors: (1) translation effects from fluctuations in exchange rates and (2) our results of operations in territories that are considered hyperinflationary economies (currently, our only operation that is considered a hyperinflationary economy is Venezuela). To translate the full-year 2015 results of Venezuela, we used the SIMADI exchange rate of 198.70 bolivars per U.S. dollar, as compared to 49.99 bolivars per U.S. dollar used to translate our 2014 results. In addition, the average depreciations to the U.S. dollar of currencies used in our main operations during 2015, as compared to 2014, were: 41.6% for the Brazilian real, 37.0% for the Colombian peso, 19.2% for the Mexican peso and 14.1% for the Argentine peso.

Total Revenues. Our consolidated total revenues increased 3.4% to Ps.152,360 million in 2015 despite the negative translation effect resulting from using the SIMADI exchange rate to translate the results of our Venezuelan operations and the depreciation of the Brazilian real, the Colombian peso, the Mexican peso and the Argentine peso. Excluding the effect of currency fluctuations, total revenues would have increased by a larger amount, driven by the growth of the average price per unit case in all of our operations and volume growth in Mexico, Central America, Colombia and Argentina.

Total sales volume increased 0.5% to 3,435.6 million unit cases in 2015, as compared to 2014. Excluding the results of our Venezuelan operations, total volume would have grown 0.7% in 2015, as compared to 2014. Our sparkling beverage portfolio grew 0.5% as compared to 2014. Excluding the effect of our Venezuelan operations, the sparkling beverage portfolio would have grown 0.7% as a result of positive performance of the Coca-Cola brand in Mexico, Colombia and Central America, and our flavored sparkling beverage portfolio in Mexico, Colombia, Argentina and Central America. The still beverage category grew 4.9% as compared to 2014. Excluding the effect of our Venezuelan operations, the still beverage category would have grown 6.5% driven by the positive performance of Jugos del Valle juice in Colombia, Mexico and Central America; ValleFrut orangeade in Mexico and Brazil; the Powerade brand across most of our territories and the Santa Clara dairy business in Mexico. Bottled water, excluding bulk water, grew 2.3% as compared to 2014. Excluding the effect of our Venezuelan operations, bottled water, excluding bulk water, would have grown 1.8%, driven by growth in Colombia, Argentina, Brazil and Central America. Bulk water decreased 2.9% as compared to 2014, mainly driven by a contraction of the Ciel brand in Mexico.

Consolidated average price per unit case grew 3.5% reaching Ps.42.34 in 2015, as compared to Ps.40.92 in 2014, despite the negative translation effect resulting from using the SIMADI exchange rate to translate the results of our Venezuelan operations and the depreciation of the Brazilian real, the Colombian peso and the Argentine peso. Excluding the effect of currency fluctuations and our Venezuelan operations, average price per unit case would have grown 8.8% in 2015, driven by average price per unit case increases in local currency in each of our operations.

Gross Profit. Our gross profit increased 5.3% to Ps.72,030 million in 2015, with a gross profit margin expansion of 90 basis points. In local currency, the benefit of lower sweetener and PET prices, in combination with our currency hedging strategy, was partially offset by the depreciation of the average exchange rate of the Brazilian real, the Colombian peso, the Mexican peso and the Argentine peso as applied to U.S. dollar-denominated raw material costs.

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

Administrative and Selling Expenses. Our administrative and selling expenses as a percentage of total revenues decreased 10 basis points to 31.7% in 2015 as compared to 2014. Our administrative and selling expenses in absolute terms increased 3.1% as compared to 2014, mainly as a result of the depreciation of the Mexican peso relative to the U.S. dollar. In local currency, operating expenses as a percentage of revenues decreased in Mexico, Venezuela and Argentina. In 2015, we continued investing across our territories to support marketplace execution, increase cooler coverage and bolster returnable presentation base.

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

Income Taxes. In 2015, income tax as a percentage of income before taxes was 30.6% as compared to 26.0% in 2014. The lower effective tax rate registered in 2014 was mainly related to a one-time benefit resulting from the settlement of certain contingent tax liabilities under the tax amnesty program offered by the Brazilian tax authorities, which was not repeated in 2015. For more information, see Note 23 to our consolidated financial statements.

Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes. In 2015, we reported a gain of Ps.155 million in the share of the profits of associates and joint ventures line, mainly due to an equity method gain from our participation in associated companies and in KOF Philippines.

Net Income (Equity holders of the parent). Our net controlling interest income reached Ps.10,235 million in 2015 as compared to Ps.10,542 million in 2014. Earnings per share in 2015 were Ps.4.94 (Ps.49.37 per ADS) computed on the basis of the weighted average number of shares outstanding during the period of 2,072.9 million shares outstanding (each ADS represents 10 Series L shares).

Results by Consolidated Reporting Segment

Mexico and Central America

Total Revenues. Total revenues from our Mexico and Central America division increased 9.4% to Ps.78,709 million in 2015, mainly driven by a positive translation effect resulting from the appreciation of local currencies in our Central American territories relative to the Mexican peso. Excluding the effect of currency fluctuations, total revenues would have increased by a smaller amount, mainly as a result of a positive volume performance and average price increases in both Mexico and Central America.

Total sales volume in our Mexico and Central America consolidated reporting segment increased by 1.8% to 1,952.4 million unit cases in 2015 as compared to 2014. Sales volume of our sparkling beverage portfolio increased by 3.0%, mainly driven by 2.4% increase in sales volume of Coca-Cola brand products and a 5.5% increase in sales volume of our flavored sparkling beverage portfolio. Sales volume of our still beverage portfolio increased by 6.8%, mainly due to the performance of the Jugos del Valle portfolio, the Powerade brand and our Santa Clara dairy business in Mexico. Sales volume of bottled water, including bulk water, decreased by 3.5% driven by a volume contraction of the Ciel brand products in Mexico.

Sales volume in Mexico increased by 1.7% to 1,784.6 million unit cases in 2015, as compared to 1,754.9 million unit cases in 2014. Sales volume of our sparkling beverage portfolio increased by 3.1%, driven by a 2.6% increase in sales volume of Coca-Cola brand products and a 5.7% increase in sales volume of our flavored sparkling beverage portfolio, mainly supported by the performance of Mundet, Fanta and the introduction of Naranja&Nada and Limon&Nada, our sparkling orangeade and lemonade. Sales volume of our still beverage portfolio increased by 5.3%, mainly as a result of the performance of the Del Valle portfolio, the Powerade brand and our Santa Clara dairy business. Sales volume of bottled water, including bulk water, decreased by 3.7%, driven by a volume contraction of the Ciel brand products in Mexico.

Sales volume in Central America increased by 2.6% to 167.8 million unit cases in 2015, as compared to 163.6 million unit cases in 2014. Sales volume of our sparkling beverage portfolio increased by 1.0% supported by the strong performance of Coca-Cola brand products and our flavored sparkling beverages portfolio in Nicaragua and Panama. Sales volume of our still beverage portfolio increased by 15.6%, due to the performance of the Powerade brand in Central America, Fuze tea in Costa Rica and Hi-C juice in Nicaragua. Sales volume of bottled water, including bulk water, increased 7.6% across the region.

Gross Profit. Our gross profit increased 10.1% to Ps.40,133 million in 2015 as compared to 2014, and gross profit margin increased 30 basis points to reach 51.0% in 2015. Lower sweetener and PET prices in the division, in combination with our currency hedging strategy, were partially offset by the depreciation of the average exchange rate of most of our division’s currencies as applied to our U.S. dollar-denominated raw material costs.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues decreased 20 basis points to 33.2% in 2015, as compared to 2014. Administrative and selling expenses in absolute terms increased 8.6%, as compared to 2014, mainly as a result of the depreciation of the Mexican peso relative to the U.S. dollar.

South America (excluding Venezuela)

Total Revenues. Total revenues in our South America (excluding Venezuela) consolidated reporting segment decreased by 2.4% to Ps.64,752 million in 2015, as compared to 2014, mainly driven by the negative translation effect resulting from the devaluation of the Brazilian real, the Colombian peso and the Argentine peso as compared to the Mexican peso. Revenues of beer accounted for Ps.6,459 million. Excluding the effect of currency fluctuations, total revenues would have increased, driven by average price per unit case increases in local currency in each of the operations of our South America division.

Total sales volume in our South America (excluding Venezuela) consolidated reporting segment decreased by 0.8% to 1,247.6 million unit cases in 2015 as compared to 2014, as a result of a volume contraction in Brazil which was partially offset by volume growth in Colombia and Argentina. Sales volume of our sparkling beverage portfolio decreased by 2.3% mainly driven by the volume contraction in Brazil. Sales volume of our still beverage portfolio increased by 7.5% mainly driven by the Jugos del Valle line of business in Colombia and the Cepita and Hi-C brands in Argentina. Sales volume of bottled water, including bulk water, increased by 7.5% driven by the performance of the Crystal brand in Brazil, the Manantial and Brisa brands in Colombia and the Aquarius, Kin and Bonaqua brands in Argentina.

Sales volume in Brazil decreased by 5.4% to 693.6 million unit cases in 2015, as compared to 733.5 million unit cases in 2014. Sales volume of our sparkling beverage portfolio decreased by 5.8%, mainly as a result of a volume contraction of Coca-Cola brand products. Sales volume of our still beverage portfolio decreased by 8.8%, mainly as a result of a volume contraction of Del Valle Mais brand products. Sales volume of bottled water, including bulk water, increased by 1.2%, mainly driven by a sales volume increase in Crystal brand products.

Sales volume in Colombia increased by 7.2% to 320.0 million unit cases in 2015, as compared to 298.4 million unit cases in 2014. Sales volume of our sparkling beverage portfolio increased by 6.2%, mainly driven by a 3.7% volume increase of Coca-Cola brand products, and a 14.2% volume increase of our flavored sparkling beverages portfolio. Sales volume of our still beverage portfolio increased by 19.1%, mainly driven by volume increase of Del Valle Fresh and Fuze tea brand products. Sales volume of bottled water, including bulk water, increased by 5.8%, mainly driven by a volume increase in Manantial and Brisa brand products in single serve presentations.

Sales volume in Argentina increased by 3.6% to 233.9 million unit cases in 2015, as compared to 225.8 million unit cases in 2014. Sales volume of our sparkling beverage portfolio decreased by 0.2%, mainly driven by a volume decrease in Coca-Cola brand products, which was mostly offset by the performance of the Sprite and Schweppes brands. Sales volume of our still beverage portfolio increased by 31.9%, mainly driven by a volume increase in Hi-C, Cepita and Powerade brand products. Sales volume of bottled water, including bulk water, increased by 28.0%, mainly driven by a volume increase in Aquarius, Kin and Bonaqua brand products.

Gross Profit. Gross profit, excluding Venezuela, reached Ps.27,532 million, an increase of 0.6% in 2015, as compared to 2014, with an increase of 130 basis points to 42.5%. Lower sweetener and PET prices, in combination with our currency hedging strategy, were partially offset by the depreciation of the average exchange rate of each of our division’s currencies as applied to our U.S. dollar-denominated raw material costs.

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

Venezuela

Total Revenues. Total revenues in Venezuela decreased 0.8% to reach Ps.8,899 million in 2015 as compared to 2014, driven by the negative translation effect resulting from using the SIMADI exchange rate to translate the results of our Venezuelan operation. Excluding the effect of currency fluctuations, revenues would have grown, driven by an increase in the average price per unit case in local currency.

Total sales volume in Venezuela decreased by 2.3% to 235.6 million unit cases in 2015 as compared to 2014. Sales volume of our sparkling beverage portfolio decreased by 2.1%, driven by a volume contraction in our flavored sparkling beverage portfolio, which was partially offset by a 3.4% volume increase of Coca-Cola brand products. Sales volume of our still beverage portfolio decreased by 11.3%, mainly as a result of a volume decrease in Del Valle brand products. Sales volume of bottled water, including bulk water, increased by 6.1% mainly driven by a volume increase of Nevada brand products.

Gross Profit. Gross profit was Ps.4,368 million in 2015, a decrease of 4.1% as compared to 2014, with a gross profit margin contraction of 170 basis points reaching 49.1%, driven by the negative translation effect resulting from using the SIMADI exchange rate to translate the results of our Venezuelan operation into Mexican pesos.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues decreased 410 basis points to 31.0% in 2015, as compared to 2014. Administrative and selling expenses in absolute terms decreased 12.3%, as compared to 2014, due to the previously mentioned negative currency translation effect.

Liquidity and Capital Resources

Liquidity. The principal source of our liquidity is cash generated from operations. A significant majority of our sales are on a cash basis with the remainder on a short-term credit basis. We have traditionally been able to rely on cash generated from operations to fund our working capital requirements and our capital expenditures. Our working capital benefits from the fact that most of our sales are made on a cash basis, while we generally pay our suppliers on credit. We have used a combination of borrowings from Mexican and international banks and bond issuances in the Mexican and international capital markets.

Our total indebtedness was Ps.88,909 million as of December 31, 2016, as compared to Ps.66,730 million as of December 31, 2015. Short-term debt and long-term debt were Ps.3,052 million and Ps.85,857 million, respectively, as of December 31, 2016, as compared to Ps.3,470 million and Ps.63,260 million, respectively, as of December 31, 2015. Total debt increased Ps.22,179 million in 2016, compared to year end 2015. As of December 31, 2016, our cash and cash equivalents were Ps.10,476 million, as compared to Ps.15,989 million as of December 31, 2015. We had cash outflows in 2016 mainly resulting from dividend payments and the payment in cash for our acquisition of Vonpar. As of December 31, 2016, our cash and cash equivalents were comprised of 28.5% U.S. dollars, 14.3% Mexican pesos, 30.3% Brazilian reais, 15.1% Venezuelan bolivars, 6.3% Argentine pesos, 3.2% Colombian pesos, 1.2% Costa Rican colones and 1.1% other legal currencies. As of March 31, 2017, our cash and cash equivalents balance, was Ps.12,965 million including US$169 million denominated in U.S. dollars. We believe that these funds, in addition to the cash generated by our operations, are sufficient to meet our operating requirements.

Any further changes in the Venezuelan exchange control regime, and future currency devaluations or the imposition of exchange controls in any of the countries where we have operations could have an adverse effect on our financial position and liquidity.

As part of our financing policy, we expect to continue to finance our liquidity needs mainly with cash flows from our operating activities. Nonetheless, as a result of regulations in certain countries where we operate, it may not be beneficial or, as in the case of exchange controls in Venezuela, practicable for us to remit cash generated in local operations to fund cash requirements in other countries. Exchange controls like those in Venezuela may also increase the real price of remitting cash to fund debt requirements in other countries. In the event that cash in these countries is not sufficient to fund future working capital requirements and capital expenditures, we may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. In addition, our liquidity in Venezuela could be affected by changes in the rules applicable to exchange rates as well as other regulations, such as exchange controls. In the future we may finance our working capital and capital expenditure needs with short-term or other borrowings.

We continuously evaluate opportunities to pursue acquisitions or engage in strategic transactions. We would expect to finance any significant future transactions with a combination of any of cash, long-term indebtedness and the issuance of shares of our company.

Sources and Uses of Cash. The following table summarizes the sources and uses of cash for the years ended December 31, 2016, 2015 and 2014, from our consolidated statements of changes in cash flows:

	Year Ended December 31,
	2016	2015	2014
	(in millions of Mexican pesos)
Net cash flows from operating activities	32,446	23,202	24,406
Net cash flows used in investing activities(1)	(26,915)	(10,945)	(11,137)
Net cash flows (used in)/from financing activities	(9,734)	(8,567)	(11,350)
Dividends paid	(7,014)	(6,416)	(6,030)

(1)	Includes property, plant and equipment, the payment of a portion of the purchase price for our acquisition of Vonpar and investments in other assets.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2016:

	As of December 31, 2016
	Maturity less than 1 year	Maturity 1 – 3 years		Maturity 4 – 5 years	Maturity in excess of 5 years	Total
	(in millions of Mexican pesos)
Debt(1)
Mexican pesos	—	—		2,497	7,494	9,991
U.S. dollars	206	30,922		4,218	30,781	66,127
Brazilian reais	646	8,485	(2)	212	77	9,420
Colombian pesos	1,516	1,171		—	—	2,687
Argentine pesos	684	—		—	—	684
Interest Payments on Debt(3)
Mexican pesos	616	1,231		882	180	2,909
U.S. dollars	2,404	2,497		1,426	17,293	23,620
Brazilian reais	118	231		178	50	577
Colombian pesos	64	87		—	—	151
Argentine pesos	53	—		—	—	53
Cross Currency Swaps
Mexican pesos to U.S. dollars(4)	—	(3,688)		(798)	(125)	(4,611)
Brazilian reais to U.S. dollars(5)	10	5,102		374	—	5,486
Forwards
U.S. dollars to Mexican pesos(6)	(362)	—		—	—	(362)
U.S. dollars to Brazilian reais(7)	154	—		—	—	154
U.S. dollars to Colombian pesos(8)	40	—		—	—	40
Commodity Hedge Contracts
Sugar(9)	(370)	—		—	—	(370)
Aluminum(10)	(5)	—		—	—	(5)
Expected Benefits to be Paid for Pension and Retirement Plans, Seniority Premiums and Post-employment	328	648		208	1,590	2,774

(1)	Excludes the effect of cross currency swaps.

(2)	Part of our debt denominated in Brazilian reais consists of a promissory note for 1,090 million Brazilian reais (approximately Ps.7,022 million as of December 31, 2016). This promissory note is denominated and payable in Brazilian reais; however, it is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.

(3)	Interest was calculated using the contractual debt and nominal interest rates as of December 31, 2016. Liabilities denominated in U.S. dollars were converted to Mexican pesos at an exchange rate of Ps.20.66 per U.S. dollar, the exchange rate reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2016.

(4)	Cross-currency swaps used to convert U.S. dollar-denominated debt into Mexican peso-denominated debt with a notional amount of Ps.27,276 million. These cross-currency swaps are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2016.

(5)	Cross-currency swaps used to convert U.S. dollar-denominated debt into Brazilian real-denominated debt with a notional amount of Ps.44,044 million. These cross-currency swaps are considered hedges for accounting purposes and the amounts shown in the table are fair value figures (gain)/loss as of December 31, 2016.

(6)	Reflects the market value as of December 31, 2016 of forward derivative instruments used to hedge against fluctuation in the Mexican peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2016.

(7)	Reflects the market value as of December 31, 2016 of forward derivative instruments used to hedge against fluctuation in the Brazilian real. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2016.

(8)	Reflects the market value as of December 31, 2016 of forward derivative instruments used to hedge against fluctuation in the Colombian peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2016.

(9)	Reflects the market value as of December 31, 2016 of futures contracts used to hedge sugar cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2016.

(10)	Reflects the market value as of December 31, 2016 of futures and forwards contracts used to hedge aluminum cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2016.

Debt Structure

The following chart sets forth the debt breakdown of our company and its subsidiaries by currency and interest rate type as of December 31, 2016:

Currency	Percentage of Total Debt(1)(2)	Average Nominal Rate(3)	Average Adjusted Rate(1)(4)
Mexican pesos	36.6%	6.2%	7.6%
U.S. dollars	2.4%	3.3%	5.2%
Brazilian reais	57.3%	5.3%	12.7%
Colombian pesos	3.0%	9.5%	9.5%
Argentine pesos	0.8%	31.7%	31.7%

(1)	Includes the effects of our derivative contracts as of December 31, 2016, including cross currency swaps from U.S. dollars to Mexican pesos and U.S. dollars to Brazilian reais.

(2)	Due to rounding, these figures may not equal 100.0%.

(3)	Annual weighted average interest rate per currency as of December 31, 2016.

(4)	Annual weighted average interest rate per currency as of December 31, 2016 after giving effect to interest rate swaps and cross currency swaps. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

Summary of Significant Debt Instruments

The following is a brief summary of our significant long-term indebtedness with restrictive covenants outstanding as of the date of this annual report:

Mexican Peso-Denominated Bonds (Certificados Bursátiles).

On May 24, 2013, we issued Ps.7,500 million aggregate principal amount of certificados bursátiles bearing an annual interest rate of 5.46% and due May 2023. This series of certificados bursátiles is guaranteed by Propimex, our main operating subsidiary in Mexico, Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V. (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.), Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., or the Guarantors.

On April 18, 2011, we issued Ps.2,500 million aggregate amount of 10-year fixed rate certificados bursátiles bearing an annual interest rate of 8.27% and due April 2021. This series of certificados bursátiles is guaranteed by the Guarantors.

As of December 31, 2016, we had the following certificados bursátiles outstanding in the Mexican securities market:

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

4.625% Notes due 2020. On February 2, 2010, we issued US$500 million aggregate principal amount of 4.625% senior notes due February 15, 2020. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes, among others, certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and the entering into sale and leaseback transactions by us and our significant subsidiaries.

Bank Loans. As of December 31, 2016, we had a number of bank loans in U.S. dollars, Colombian pesos, Brazilian reais, and Argentine pesos, with an aggregate principal amount of Ps.10,167 million.

Promissory Note (Vonpar Acquisition). On December 6, 2016, as part of the purchase price paid for our acquisition of Vonpar, we issued and delivered a three-year promissory note to the sellers, for a total amount of 1,090 million Brazilian reais (approximately Ps.7,022 million as of December 31, 2016). The promissory note bears interest at an annual rate of 0.375%, and is denominated and payable in Brazilian reais. The promissory note is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.

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

We have various losses related to tax, labor and other legal proceedings. We periodically assess the probability of loss for such contingencies and accrue a provision and/or disclose the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a provision for the estimated loss. See Note 24 to our consolidated financial statements. We use outside legal counsel for certain complex legal proceedings. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2016:

As of December 31, 2016
Tax	Ps. 10,223
Labor	2,356
Legal	1,049

Total	Ps. 13,628

In recent years, our Mexican subsidiaries have been required to submit certain information to relevant authorities regarding alleged monopolistic practices. See “Item 8. Financial Information—Legal Proceedings—Mexico—Antitrust Matters.” Such proceedings are a normal occurrence in the beverage industry and we do not expect any significant liability to arise from these contingencies.

As is customary in Brazil, we have been required by the relevant authorities to collateralize tax contingencies currently in litigation amounting to Ps.8,093 million, Ps.3,569 million and Ps.3,026 million as of December 31, 2016, 2015 and 2014, respectively, by pledging fixed assets, or providing bank guarantees.

In connection with our acquisition of Vonpar, the sellers have agreed to indemnify us against certain contingencies that may arise as a result of the management of the business prior to the acquisition. See “Item 4. Information on the Company—The Company—Corporate History.”

Capital Expenditures

The following table sets forth our capital expenditures, including investment in property, plant and equipment, deferred charges and other investments for the periods indicated on a consolidated basis and by consolidated reporting segment:

	Year Ended December 31,
	2016	2015	2014
	(in millions of Mexican pesos)
Mexico and Central America(1)	6,597	4,672	3,952
South America (excluding Venezuela)(2)	4,240	5,686	6,198
Venezuela(3)	1,554	1,126	1,163

Capital expenditures, net(4)	12,391	11,484	11,313

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Colombia, Brazil and Argentina.

(3)	Includes the effects of inflation.

(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

In 2016 and 2015, we focused our capital expenditures on investments in (i) increasing production capacity; (ii) placing coolers with retailers; (iii) returnable bottles and cases; (iv) improving the efficiency of our distribution infrastructure; and (v) information technology. Through these measures, we continuously seek to improve our profit margins and overall profitability.

In 2014, we focused part of our capital expenditures in the construction of a production plant in Minas Gerais, Brazil, which was completed and began operations in November 2014, and the construction of a production plant in Tocancipa, Colombia, which was completed and began operations in February 2015.

We have budgeted approximately US$717 million for our capital expenditures in 2017, including our operations in the Philippines. Our capital expenditures in 2017 are primarily intended for:

•	investments in production capacity;

•	market investments;

•	returnable bottles and cases;

•	improvements throughout our distribution network; and

•	investments in information technology.

We estimate that of our projected capital expenditures for 2017, approximately 30.0% will be for our Mexican territories and the remaining will be for our non-Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2017. Our capital expenditure plan for 2017 may change based on market and other conditions, our results and financial resources.

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

The following table provides a summary of the fair value of derivative instruments as of December 31, 2016. The fair market value is estimated using market prices that would apply to terminate the contracts at the end of the period and are confirmed by external sources, which generally are also our counterparties to the relevant contracts.

	Fair Value as of December 31, 2016
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total fair value
	(in millions of Mexican pesos)
Cross Currency Swaps
Mexican pesos to U.S. dollars	—	3,688	798	125	4,611
Brazilian reais to U.S. dollars	(10)	(5,102)	(374)	—	(5,486)
Forwards
U.S. dollars to Mexican pesos	362	—	—	—	362
U.S. dollars to Brazilian reais	(154)	—	—	—	(154)
U.S. dollars to Colombian pesos	(40)	—	—	—	(40)
Commodity Hedge Contracts
Sugar	370	—	—	—	370
Aluminum	5	—	—	—	5
In addition, our call option to acquire the remaining 49.0% stake in KOF Philippines and our put option to sell our ownership in KOF Philippines to The Coca-Cola Company are treated as derivative instruments for accounting purposes. See Note 19 to our consolidated financial statements for more information.

Item 6.	Directors, Senior Management and Employees

Directors

Management of our business is vested in our board of directors and in our chief executive officer. In accordance with our bylaws and Article 24 of the Mexican Securities Market Law, our board of directors will consist of no more than 21 directors and their respective alternates, elected at the annual ordinary shareholders meeting for renewable terms of one year. Our board of directors currently consists of 21 directors and 18 alternate directors; 13 directors and their respective alternate directors are elected by holders of the Series A shares voting as a class; five directors and their respective alternate directors are elected by holders of the Series D shares voting as a class; and up to three directors and their respective alternate directors are elected by holders of the Series L shares voting as a class. Directors may only be elected by a majority of shareholders of the appropriate series, voting as a class.

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

Our bylaws provide that when Series B shares are issued, which has not yet occurred, for every 10.0% of issued and paid shares of capital stock of our company held by shareholders of such Series B shares, either individually or as a group, such shareholders shall have the right to designate and revoke one director and the corresponding alternate, pursuant to Article 50 of the Mexican Securities Market Law.

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

At our general ordinary shareholders meeting held on March 14, 2017, the following directors were appointed or confirmed: 13 directors and their respective alternates as applicable, were appointed or confirmed by holders of Series A shares, five directors and their respective alternates as applicable, were appointed or confirmed by holders of Series D shares and three directors and their respective alternates as applicable, were appointed or confirmed by holders of Series L shares. Our board of directors is currently comprised of 21 members.

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for information on relationships with certain directors and senior management.

As of the date of this annual report, our board of directors had the following members:

Series A Directors

José Antonio Fernández Carbajal Chairman	Born:	February 1954
	First elected:	1993, as director; 2001 as chairman.
	Term expires:	2018
	Principal occupation:	Executive Chairman of the board of directors of FEMSA.
	Other directorships:	Chairman of the board of directors of Fundación FEMSA and Instituto Tecnológico y de Estudios Superiores de Monterrey, or ITESM. Chairman Emeritus of the US Mexico Foundation. Member of the board of directors of Heineken Holding, N.V., and vice-chairman of the supervisory board, chairman of the America’s committee and member of the preparatory committee and selection and appointment committee of Heineken, N.V. Member of the board of directors of Industrias Peñoles, S.A.B. de C.V., Grupo Televisa, S.A.B. de C.V., or Televisa, and Co-Chairman of the advisory board of Woodrow Wilson Center, Mexico Institute.

	Business experience:	Joined the strategic planning department of FEMSA in 1988, after which he held managerial positions at FEMSA Cerveza’s commercial division and OXXO. He was appointed Deputy Chief Executive Officer of FEMSA in 1991 and Chief Executive Officer in 1995, a position he held until December 31, 2013. As of January 1, 2014, he was appointed Executive Chairman of the board of directors of FEMSA.
	Education:	Holds a degree in Industrial Engineering and a Master in Business Administration, or MBA, from ITESM.
	Alternate director:	Eva María Garza Lagüera Gonda(3)

Carlos Salazar Lomelín Director	Born:	April 1951
	First elected:	2000
	Term expires:	2018
	Principal occupation:	Chief Executive Officer of FEMSA.
	Other directorships:	Member of the board of directors of FEMSA, Grupo Financiero BBVA Bancomer, S.A. de C.V., or Grupo BBVA Bancomer, and Fundación FEMSA. Member of the advisory board of Premio Eugenio Garza Sada, Centro Internacional de Negocios Monterrey A.C. (CINTERMEX), Asociación Promotora de Exposiciones, A.C. and the ITESM’s EGADE Business School. Executive Chairman of the strategic planning board of the State of Nuevo Leon, Mexico.
	Business experience:	He has held managerial positions in several subsidiaries of FEMSA, including Grafo Regia, S.A. de C.V. and Plásticos Técnicos Mexicanos, S.A. de C.V., served as Chief Executive Officer of FEMSA Cerveza, where he also held various management positions in the Commercial Planning and Export divisions. In 2000 he was appointed our Chief Executive Officer, a position he held until December 31, 2013. As of January 1, 2014, he was appointed Chief Executive Officer of FEMSA.
	Education:	Holds a degree in Economics from ITESM, and performed postgraduate studies in Business Administration at ITESM and Economic Development in Italy.
	Alternate director:	Max Michel González

Miguel Eduardo Padilla Silva Director	Born:	January 1955
	First elected:	2016
	Term expires:	2018
	Principal occupation:	Chief Financial and Corporate Officer of FEMSA.
	Other directorships:	Alternate member of the board of directors of FEMSA, and member of the board of directors of Grupo Lamosa, S.A.B. de C.V., Club Industrial, A.C., Universidad Tec Milenio and Coppel, S.A. de C.V.
	Business experience:	He held the position of Chief Executive Officer of FEMSA Comercio from 2004 to 2016. Also, he held the positions of Planning and Control Officer of FEMSA from 1997 to 1999 and Chief Executive Officer of the Strategic Procurement Business Division of FEMSA from 2000 to 2003. He had a 20-year career in Alfa, S.A.B. de C.V., or Alfa, and held a position in Terza, S.A. de C.V. as Chief Executive Officer.
	Education:	Holds a degree in Mechanical Engineering from ITESM, a MBA from Cornell University and executive management studies at Instituto Panamericano de Alta Dirección de Empresa, or IPADE.
	Alternate director:	Francisco José Calderón Rojas

Javier Gerardo Astaburuaga Sanjines Director	Born:	July 1959
	First elected:	2006
	Term expires:	2018
	Principal occupation:	Vice-President of Corporate Development of FEMSA.
	Business experience:	Joined FEMSA as a financial information analyst and later acquired experience in corporate development, administration and finance. He held various senior positions at FEMSA Cerveza between 1993 and 2001, including Chief Financial Officer and for two years he served as FEMSA Cerveza’s Director of Sales for the north region of Mexico, prior to his current position and until 2003, when he was appointed FEMSA Cerveza’s Co-Chief Executive Officer. He held the position of Chief Financial and Corporate Officer of FEMSA from 2006 to 2015.
	Other directorships:	Member of the board of directors of Heineken N.V. and FEMSA. Member of the audit committee of Heineken N.V., finance and investments committee of ITESM and of the investments committee of Grupo Acosta Verde.
	Education:	Holds a degree in accounting from ITESM and is licensed as a Certified Public Accountant, or CPA.
	Alternate director:	Mariana Garza Lagüera Gonda(2)

Federico Reyes García Director	Born:	September 1945
	First elected:	1992
	Term expires:	2018
	Principal occupation:	Independent consultant.
	Business experience:	At FEMSA, he held the position of Executive Vice-President of Corporate Development from 1992 to 1993, Chief Financial Officer from 1999 to 2006, and Corporate Development Officer until 2015.
	Other directorships:	Alternate member of the board of directors of FEMSA, and member of the board of directors of Fundación FEMSA and Tec Salud.
	Education:	Holds a degree in Business and Finance from ITESM.
	Alternate director:	Alejandro Bailleres Gual

John Anthony Santa Maria Otazua Director	Born:	August 1957
	First elected:	2014
	Term expires:	2018
	Principal occupation:	Our Chief Executive Officer.
	Business experience:	Has served as our Strategic Planning and Business Development Officer and Chief Operating Officer of our Mexican operations. Has served as Strategic Planning and Commercial Development Officer and Chief Operating Officer of our South America division. He also has experience in several areas of our company, namely development of new products and mergers and acquisitions. Has experience with different bottler companies in Mexico in areas such as Strategic Planning and General Management.
	Other directorships:	Member of the board of directors of Gentera, S.A.B. de C.V., or Gentera and member of the board of directors and commercial committee of Banco Compartamos, S.A., Institución de Banca Múltiple.
	Education:	Holds a Bachelor’s degree in Business Administration and a MBA with a major in Finance from Southern Methodist University.
	Alternate director:	Héctor Treviño Gutiérrez

Paulina Garza Lagüera Gonda(2) Director	Born:	March 1972
	First elected:	2009
	Term expires:	2018
	Business experience:	Private investor
	Other directorships:	Alternate member of the board of directors of FEMSA. Member of the board of directors of Controladora Pentafem, S.A.P.I. de C.V., Inmobiliaria Valmex, S.A. de C.V., Inversiones Bursátiles Industriales, S.A. de C.V., Desarrollo Inmobiliaria La Sierrita, S.A. de C.V., Refrigeración York, S.A. de C.V. and Peñitas, S.A. de C.V.

	Education:	Holds a degree in Business Administration from ITESM.
	Alternate director:	Alfonso Garza Garza(1)

Ricardo Guajardo Touché Director	Born:	May 1948
	First elected:	1988
	Term expires:	2018
	Principal occupation:	Chairman of the board of directors of Solfi, S.A. de C.V.
	Other directorships:	Member of the board of directors of FEMSA, Grupo Valores Operativos Monterrey, S.A.P.I. de C.V., El Puerto de Liverpool, S.A.B. de C.V., Alfa, Grupo BBVA Bancomer, BBVA Bancomer, S.A., Institución de Banca Múltiple, or BBVA Bancomer, Grupo Aeroportuario del Sureste, S.A. de C.V., Grupo Bimbo, S.A.B. de C.V., or Bimbo, Coppel, S.A. de C.V., ITESM and Vitro, S.A.B. de C.V.
	Business experience:	Has held senior executive positions at FEMSA, Grupo AXA, S.A. de C.V. and Grupo Valores de Monterrey, S.A.B. de C.V.
	Education:	Holds a degree in Electrical Engineering from ITESM and the University of Wisconsin and a Master’s degree from the University of California at Berkeley.
	Alternate director:	Daniel Alberto Rodríguez Cofré

Alfonso González Migoya Independent Director	Born:	January 1945
	First elected:	2006
	Term expires:	2018
	Principal occupation:	Chairman of the board of directors of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (Volaris), and managing partner of Acumen Empresarial, S.A. de C.V.
	Other directorships:	Member of the board of directors of FEMSA, Nemak, S.A.B. de C.V., Bolsa Mexicana de Valores, S.A.B. de C.V., Banregio Grupo Financiero, S.A., Grupo Cuprum, S.A. de C.V., Berel, S.A. de C.V., Servicios Corporativos Javer, S.A.P.I. de C.V. and ITESM.
	Business experience:	Served as Corporate Director of Alfa from 1995 to 2005 and as Chairman of the board of directors and Chief Executive Officer of Grupo Industrial Saltillo, S.A.B. de C.V. from 2009 to 2014.
	Education:	Holds a degree in Mechanical Engineering from ITESM and a MBA from the Stanford University Graduate School of Business.
	Alternate director:	Ernesto Cruz Velázquez de León

Enrique F. Senior Hernández Independent Director	Born:	August 1943
	First elected:	2004
	Term expires:	2018
	Principal occupation:	Managing Director of Allen & Company, LLC.
	Other directorship:	Alternate member of the board of directors of FEMSA, and member of the board of directors of Televisa, Cinemark USA, Inc. and Univision Communications, Inc.
	Business experience:	Among other clients, has provided financial advisory services to FEMSA and Coca-Cola FEMSA.
	Education:	Holds a Bachelor’s degree from Yale University, a law degree and Honorary Law Doctorate from Emerson College and a MBA from Harvard University Business School.
	Alternate director:	Herbert A. Allen III

Luis Rubio Freidberg Independent Director	Born:	August 1955
	First elected:	2015
	Term expires:	2018
	Principal occupation:	President of Centro de Investigación para el Desarrollo, A.C. (CIDAC)
	Other directorships:	President of the board of directors of the organization México Evalúa. He is also a member of the board of directors of Afore Banamex, Xanthrus, The India Fund-Asia Tigers and Transparencia Mexicana.
	Business experience:	He is a contributing editor of the newspaper Reforma. In the 1970s he was Planning Director at Citibank in Mexico and served as an adviser to Mexico’s Secretary of the Treasury.
	Education:	Holds a degree in Financial Administration, a multinational MBA and a Master’s degree and PhD in political science from Brandeis University.
	Alternate director:	Jaime A. El Koury

Daniel Javier Servitje Montull Independent Director	Born:	April 1959
	First elected:	1998
	Term expires:	2018
	Principal occupation:	Chief Executive Officer and Chairman of the board of directors of Bimbo.
	Other directorships:	Member of the board of directors of Grupo Financiero Banamex, S.A. de C.V., Instituto Mexicano para la Competitividad, A.C., The Consumer Goods Forum, Latin America Conservation Council (The Nature Conservancy) and Energía Cinco Estrellas, S.A. de C.V. Member of Stanford GSB Advisory Council and Wal-Mart Mexico Advisory Board of Suppliers. Chairman of the board of directors of Corporación Aura Solar, S.A.P.I. de C.V., Servicios Comerciales de Energía, S.A. de C.V., CAS Holding Corp., and Aura Solar II Corp.
	Business experience:	Served as Vice-President of Bimbo.
	Education:	Holds a degree in Business Administration from the Universidad Iberoamericana in Mexico and a MBA from the Stanford University Graduate School of Business.
	Alternate director:	Sergio Deschamps Ebergenyi

José Luis Cutrale Director	Born:	September 1946
	First elected:	2004
	Term expires:	2018
	Principal occupation:	Chairman of the board of directors of Sucocítrico Cutrale, Ltda.
	Other directorships:	Member of the board of directors of Cutrale North America, Inc., Cutrale Citrus Juice USA, Inc., Citrus Products, Inc. and Chiquita Brands International and member of the Brazilian American Chamber of Commerce.
	Business experience:	Founding partner of Sucocítrico Cutrale and member of the Brazilian American Chamber of Commerce.
	Education:	Holds a degree in Business Administration.
	Alternate director:	José Luis Cutrale, Jr.

Series D Directors

José Octavio Reyes Lagunes Director	Born:	March 1952
	First elected:	2016
	Term expires:	2018
	Principal occupation:	Retired.
	Other directorships:	Member of the board of directors and President of the resources committee of MasterCard Worldwide and member of the board of directors and member of the sustainability committee of Coca-Cola Hellenic Bottling Company.
	Business experience:	He served as President of the Latin American Group of The Coca-Cola Company from 2002 to 2012. Prior to that, he began his career with The Coca-Cola Company in 1980 as Manager of Strategic Planning at Coca-Cola de México, was appointed Manager of the Sprite and Diet Coke brands at the corporate headquarters in Atlanta in 1987, became Marketing Director for the Brazil Division in 1990, was named Marketing and Operations Vice President of the Mexico Division and became President of the Mexico Division in 1996.

	Education:	Holds a degree in Chemical Engineering from the Universidad Nacional Autónoma de México and a MBA from ITESM.
	Alternate director:	T. Robin Rodgers Moore

Irial Finan Director	Born:	June 1957
	First elected:	2004
	Term expires:	2018
	Principal occupation:	Executive Vice-President and President of Bottling Investments.
	Other directorships:	Member of the advisory board of Co-operation Ireland non-profit and Galway University Foundation non-profit. Member of the board of directors of Coca-Cola East Japan, The Coca-Cola Foundation, Coca-Cola European Partners, Smurfit Kappa Group and The American-Ireland Fund non-profit.
	Business experience:	He served as Chief Executive Officer of Coca-Cola Hellenic. Has experience in several Coca-Cola bottlers, mainly in Europe.
	Education:	Holds a Bachelor’s degree in Commerce from National University of Ireland and is an Associate of the Institute of Chartered Management Accountants.
	Alternate director:	Sunil Ghatnekar

Charles H. McTier Independent Director	Born:	January 1939
	First elected:	1998
	Term expires:	2018
	Principal occupation:	Retired.
	Business experience:	Has been associated with the Robert W. Woodruff Foundation for over forty years, serving as its President from 1988-2006 and served as a trustee from 2006-2015. Served on the board of directors of nine U.S. Coca-Cola bottling companies in the 1970s and 1980s.
	Education:	Holds a Bachelor’s degree in Business Administration from Emory University.

Brian Smith Director	Born:	December 1955
	First elected:	2017
	Term expires:	2018
	Principal occupation:	President of The Coca-Cola Company Europe, Middle East and Africa Group.
	Other directorships:	Member of the board of directors of Evertec, Inc.
	Business experience:	Joined The Coca-Cola Company in 1997 as Latin America Group Manager for Mergers and Acquisitions until 2001. From July 2001 to July 2002 he worked as Executive Assistant to the Chief Operating Officer and Vice-Chairman of The Coca-Cola Company. From August 2002 to October 2008 he was President of the Brazil Division and from 2008 to 2012 he was President of the Mexico Division. Before his current position, he was Group President of Latin America from 2013 to 2016.
	Education:	Holds a MBA from the University of Chicago.
	Alternate director:	Gloria Bowden

Bárbara Garza Lagüera Gonda(2) Director	Born:	December 1959
	First elected:	1999
	Term expires:	2018
	Principal occupation:	Private investor and President of the acquisitions committee of Colección FEMSA.
	Other directorships:	Member of the board of directors of ITESM. Vice-Chairman of the board of directors of ITESM Campus Mexico City. Member of the board of directors of Inmobiliaria Valmex, S.A. de C.V., Inversiones Bursátiles Industriales, S.A. de C.V., Desarrollo Inmobiliaria La Sierrita, S.A. de C.V., Refrigeración York, S.A. de C.V., Peñitas, S.A. de C.V., Controladora Pentafem, S.A.P.I. de C.V., BECL, S.A. de C.V. and member of the supervision commission of the Fondo Nacional Cultural y Artes (FONCA).
	Education:	Holds a degree in Business Administration from ITESM.

Series L Directors

Herman Harris Fleishman Cahn Independent Director	Born:	May 1951
	First elected:	2012
	Term expires:	2018
	Principal occupation:	President of Grupo Tampico, S.A.P.I. de C.V.
	Other directorships:	Chairman of the board of directors of Fundación Fleishman and Instituto Fray Andrés de Olmos y Ciudad del Niño San Juan Bosco. He is also a member of the board of directors of Universidad Autónoma de Tamaulipas, Tecnológico de Monterrey Campus Tampico, Administración Portuaria Integral de Tampico, Teléfonos de México, S.A., Banco de México, Banco Nacional de México, S.A., Instituto Cultural Tampico, A.C. and BBVA Bancomer.
	Education:	Holds a Bachelor’s degree in Business Administration and postgraduate studies.
	Alternate:	Robert Alan Fleishman Cahn

José Manuel Canal Hernando Independent Director	Born:	February 1940
	First elected:	2003
	Term expires:	2018
	Principal occupation:	Independent consultant.
	Business experience:	Former managing partner at Arthur Andersen (Ruiz, Urquiza y Cía, S.C.) from 1981 to 1999, acted as statutory examiner of FEMSA from 1984 to 2002, founder and chairman of the Mexican Accounting Standards Board.
	Other directorships:	Member of the board of directors of FEMSA, Grupo Kuo, S.A.B. de C.V., Grupo Industrial Saltillo, S.A.B. de C.V. and Estafeta Mexicana, S.A. de C.V., member of the risk committee of Gentera, and statutory examiner of Grupo BBVA Bancomer and Bank of America.
	Education:	Holds a degree in Accounting from the Universidad Nacional Autónoma de México and is licensed as a CPA.
	Alternate:	Luis Alfonso Nicolau Gutiérrez

Francisco Zambrano Rodríguez Independent Director	Born:	January 1953
	First elected:	2003
	Term expires:	2018
	Principal occupation:	Chief Executive Officer of Grupo Verterrak, S.A.P.I. de C.V.
	Other directorships:	Vice Chairman of the board of directors of Desarrollo Inmobiliario y de Valores, S.A. de C.V. and Chairman of the board of directors of Corporativo Zeta DIVASA, S.A. de C.V. Member of the supervisory board of ITESM and member of the board of directors of Desarrollo de Fondos Inmobiliarios, S.A. de C.V.
	Business experience:	Has extensive experience in investment banking and private investment services in Mexico.
	Education:	Holds a degree in Chemical Engineering from ITESM and a MBA from the University of Texas at Austin.

(1)	Cousin of Eva María Garza Lagüera Gonda, Paulina Garza Lagüera Gonda, Mariana Garza Lagüera Gonda and Bárbara Garza Lagüera Gonda.

(2)	Sister of Eva Maria Garza Lagüera Gonda and sister-in-law of José Antonio Fernández Carbajal.

(3)	Wife of José Antonio Fernández Carbajal.

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

Executive Officers

The following are the principal executive officers of our company:

John Anthony Santa Maria Otazua Chief Executive Officer	Born:	August 1957
	Joined:	1995
	Appointed to current position:	2014
	Business experience with us:	Has served as our Strategic Planning and Business Development Officer and Chief Operating Officer of our Mexican operations. Has served as Strategic Planning and Commercial Development Officer and Chief Operating Officer of our South America division. He also has experience in several areas of our company, namely development of new products and mergers and acquisitions.
	Other business experience:	Has experience with different bottler companies in Mexico in areas such as Strategic Planning and General Management.
	Education:	Holds a Bachelor’s degree in Business Administration and a MBA with a major in Finance from Southern Methodist University.

Héctor Treviño Gutiérrez Chief Financial Officer	Born:	August 1956
	Joined:	1981
	Appointed to current position:	1993
	Other business experience:	At FEMSA, was in charge of the International Financing department, served as Manager of Financial Planning and Manager of International Financing, Chief Officer of Strategic Planning and Chief Officer of Business Development and headed the Corporate Development department.
	Education:	Holds a degree in Chemical Engineering from ITESM and a MBA from the Wharton School of Business.

Eduardo Guillermo Hernández Peña Strategic Planning Officer	Born:	October 1965
	Joined:	2015
	Appointed to current position:	2017
	Other business experience:	At Empresas Polar he held several positions in the beer, wine and food business. From 2012 to 2015 he served as Chief Executive Officer of Gloria, S.A.
	Business experience with us:	He served as our New Businesses Officer.
	Education:	Holds a Bachelor’s degree in Business Administration from Universidad Metropolitana of Venezuela, a degree in Marketing from Harvard University and a MBA from Northwestern University.

Tanya Cecilia Avellan Pinoargote Information Technology and Commercial Officer	Born:	May 1966
	Joined:	2002
	Appointed to current position:	2014
	Business experience with us:	Served as Strategic Planning Officer at FEMSA, Chief Operations Officer at our Central America division and Commercial Planning and Strategic Development Officer.
	Other business experience:	Has undertaken responsibilities in different multinational companies with vast experience in mass consumer goods.
	Education:	Holds a degree in Communications from Universidad Politécnica del Ecuador and a MBA specialized in marketing from INCAE Business School.

Raymundo Yutani Vela Human Resources Officer	Born:	June 1958
	Joined:	1999
	Appointed to current position:	2014
	Business experience with us:	Human Resources Officer at FEMSA Comercio from 1999 to 2014.
	Other business experience:	Worked as Human Resources Officer at Banco Santander-Serfin from 1995 to 1999.
	Education:	Holds a Bachelor’s degree in Accounting and a Master’s degree in Human Resources at Universidad Regiomontana and is licensed as a CPA.

José Ramón de Jesús Martínez Alonso Corporate Affairs Officer	Born:	July 1961
	Joined:	2012
	Appointed to current position:	2016
	Business experience with us:	In 2012, he joined our company as Corporate Affairs Officer for México and Central America division. He further occupied the position as Strategic Planning Officer for South America division and previous to his current position he occupied the position as Chief Operating Officer for Brazil.
	Other business experience:	More than 30 years of experience in the Coca-Cola system. He began his career at Panamco where he developed various activities related with the business operation including sugar production and concentrates. In 1994, he occupied the position as Operations Officer of Panamco in Mexico and the following year he occupied the position as Operations Officer of Panamco in Venezuela. From 2005 to 2011, he was Chief Executive Officer of the Asociación Mexicana de Embotelladores de Coca-Cola (ASCOCA).
	Education:	Holds a degree in Chemical Engineering from La Salle University, an MBA from IPADE and postgraduate studies in production administration from the Georgia Institute of Technology; Strategic Direction from Stanford University; and Finance Management from John E. Anderson Graduate School of the University of California, Los Angeles.

Alejandro Javier Duncan Ancira Supply Chain and Engineering Officer	Born:	May 1957
	Joined:	1995
	Appointed to current position:	2015
	Business experience with us:	Infrastructure Planning Director of Mexico and our Technical Officer. Logistics, Manufacturing Officer in Argentina and Plant Manager in Mexico.
	Other business experience:	Has undertaken responsibilities in different areas such as technology, production, logistics, engineering and project management in manufacturing companies.
	Education:	Holds a degree in Mechanical-Electrical Engineering from ITESM and a MBA from Universidad de Monterrey.

Xiemar Zarazua López Chief Operating Officer—Mexico	Born:	June 1963
	Joined:	2017
	Appointed to current position:	2017
	Business experience with us:	Joined our company in January 2017 as Chief Operating Officer of Mexico.
	Other business experience:	Has served for more than 30 years in The Coca-Cola Company in different positions including Chief Executive Officer of the Brazil Business Unit from 2008 to 2016 and Chief Executive Officer of the Latin America Business Unit from 2006 to 2008. He also served in different areas in Mexico and Central America.
	Education:	Holds a Bachelor’s degree in Economics from Universidad Autónoma de Nuevo León and Finance postgraduate studies from ITESM.

Rafael Alberto Suárez Olaguibel Chief Operating Officer—Latin America	Born:	April 1960
	Joined:	1986
	Appointed to current position:	2015
	Business experience with us:	Has served as Chief Operating Officer Latincentro Division, Commercial Planning and Strategic Development Officer, Chief Operating Officer of Mexico, Chief Operating Officer of Argentina, Distribution and Sales Director of Valley of Mexico and Marketing Director of Valley of Mexico.
	Other business experience:	Has worked as Franchises Manager and in other positions at The Coca-Cola Company in Mexico.
	Education:	Holds a degree in Economics and a MBA from ITESM.

Ian Marcel Craig García Chief Operating Officer—Brazil	Born:	May 1972
	Joined:	1994
	Appointed to current position:	2016
	Business experience with us:	Has served as Chief Operating Officer of Argentina. Has served as Chief Financial Officer of our South America division, and also as Corporate Finance and Treasury Director of Coca-Cola FEMSA.
	Other business experience:	Within the group he has worked in a Corporate Finance position and Beer Division Supply Chain position. Also, he worked in other companies in the area of strategic planning.
	Education:	Holds a Bachelor’s degree in Industrial Engineering from ITESM, a MBA from the University of Chicago Booth School of Business and a Master’s degree in International Commercial Law from ITESM.

Stanislas Pierre Marie Auber New Businesses Officer	Born:	December 1963
	Joined:	2017
	Appointed to current position:	2017
	Other business experience:	Has served as managing director for Latin America at Beam Suntory. Has experience with different bottler companies in Mexico in areas such as General Management.
	Education:	Holds a MBA from ESSEC Business School (France).

(1)	See “—Directors.”

Compensation of Directors and Officers

For the year ended December 31, 2016, the aggregate compensation of all of our executive officers paid or accrued for services in all capacities was approximately Ps.299.8 million. The aggregate compensation amount includes approximately Ps.175.1 million of cash bonus awards and bonuses paid to certain of our executive officers pursuant to our incentive plan for stock purchases. See “—EVA-Based Bonus Program.”

The aggregate compensation for directors during 2016 was Ps.24 million. For each meeting attended we paid US$13,000 to each director with foreign residence and US$9,000 to all other directors with residence in Mexico in 2016.

We paid US$5,000 to each of the members of the Audit, Finance and Planning and the Corporate Practices Committees per each meeting attended, and we paid US$6,500 to the chairman of the Audit Committee per meeting attended.

Our senior management and executive officers participate in our benefit plans in the same terms as our other employees. Members of our board of directors do not participate in our benefit plans. As of December 31, 2016, amounts accrued for all employees under our pension and retirement plans were Ps.2,915 million, of which Ps.910 million are already funded.

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

The incentive plan target is expressed in months of salary and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded as a part of the income statement and are paid in cash the following year. During the years ended December 31, 2016, 2015 and 2014, the bonus expense recorded amounted to Ps.706 million, Ps.549 million and Ps.523 million, respectively.

Share-based payment bonus plan. We have a stock incentive plan for the benefit of our executive officers. This plan uses as its main evaluation metric the EVA methodology. Under the EVA stock incentive plan, eligible executive officers are entitled to receive a special annual bonus, to purchase FEMSA and Coca-Cola FEMSA shares traded in the Mexican Stock Exchange, based on the executive’s responsibility in the organization and their business’s EVA result. The special bonus is granted to eligible executives on an annual basis and after withholding applicable taxes. We contribute the individual executive’s special bonus in cash to the administrative trust (which is controlled and consolidated by FEMSA), which then uses the funds to purchase FEMSA and Coca-Cola FEMSA shares (as instructed by the Corporate Practices Committee). The acquired shares are deposited in a trust, and the executives accessed them one year after they are vested, at 33.0% per year. The executives may access their acquired shares ratably over a three-year period. Fifty percent of our annual executive bonus under our stock incentive plan is to be used to purchase FEMSA shares and the remaining 50.0% to purchase our company’s shares.

Share Ownership

As of April 7, 2017, several of our directors and alternate directors were trust participants under the Irrevocable Trust No. 463 established at Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as trustee, which is the owner of approximately 74.9% of the voting stock of FEMSA, which in turn owns 47.9% of our outstanding capital stock. As a result of the voting trust’s internal procedures, the voting trust as a whole is deemed to have beneficial ownership with sole voting power of all the shares deposited in the voting trust, and each of the trust participants are deemed to have beneficial ownership with shared voting power over those same deposited shares. These directors and alternate directors are Alfonso Garza Garza, Paulina Garza Lagüera Gonda, Bárbara Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Eva María Garza Lagüera Gonda, Max Michel González and Francisco José Calderón Rojas. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” None of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock. See Note 16 to our consolidated financial statements.

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

•

Corporate Practices Committee. The Corporate Practices Committee, which consists exclusively of independent directors, is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders meeting and include matters on the agenda for that meeting that it deems appropriate, approve policies on related party transactions, approve the compensation plan of the chief executive officer and relevant officers, and support our board of directors in the elaboration of related reports. The chairman of the Corporate Practices Committee is Daniel Javier Servitje Montull. Pursuant to the Mexican Securities Market Law, the chairman of the Corporate Practices Committee is elected at our shareholders meeting. The other members include: Jaime A. El Koury, Luis Rubio Freidberg and Luis A. Nicolau Gutiérrez. The secretary non-member of the Corporate Practices Committee is Raymundo Yutani Vela.

•

Advisory Board. The Advisory’s Board main role is to advise and propose initiatives to our board of directors through the Chief Executive Officer. This committee is mainly comprised of former shareholders of the various bottling businesses that merged with us, whose experience constitute an important contribution to our operations.

Employees

As of December 31, 2016, our headcount was as follows: 50,867 in Mexico and Central America, 27,974 in South America (excluding Venezuela) and 6,299 in Venezuela. In the headcount we include the employees of third party distributors. The table below sets forth headcount by category for the periods indicated:

	As of December 31,
	2016	2015	2014
Executives	935	1,024	1,038
Non-union	25,916	24,479	24,502
Union	51,134	49,855	49,150
Employees of third party distributors	7,155	8,354	8,681

Total	85,140	83,712	83,371

As of December 31, 2016, approximately 65.5% of our employees, most of whom were employed in Mexico, were members of labor unions. We had 245 separate collective bargaining agreements with 105 labor unions. In general, we have a good relationship with the labor unions throughout our operations, even though we operate in complex environments, such as Venezuela and Argentina. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information” and “Item 8. Financial Information—Legal Proceedings.” We believe we have appropriate reserves for these litigation proceedings and do not currently expect them to have a material adverse effect.

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

MAJOR SHAREHOLDERS

Our outstanding capital stock consists of three classes of securities: Series A shares held by FEMSA, Series D shares held by The Coca-Cola Company and Series L shares held by the public. The following table sets forth our major shareholders as of April 7, 2017:

Owner	Outstanding Capital Stock	Percentage Ownership of Outstanding Capital Stock	Percentage of Voting Rights
FEMSA (Series A shares)(1)	992,078,519	47.9%	63.0%
The Coca-Cola Company (Series D Shares)(2)	583,545,678	28.1%	37.0%
Public (Series L shares)(3)	497,298,032	24.0%	—

Total	2,072,922,229	100.0%	100.0%

(1)	FEMSA owns these shares through its wholly owned subsidiary Compañía Internacional de Bebidas, S.A. de C.V. Approximately 74.9% of the voting stock of FEMSA is owned by the technical committee and trust participants under Irrevocable Trust No. 463 established at Banco Invex, S.A. Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee. As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power of the shares deposited in the voting trust: BBVA Bancomer, S.A., as Trustee under Trust No. F/25078-7 (controlled by the estate of Max Michel Suberville), J.P. Morgan Trust Company (New Zealand) Limited, as Trustee under a trust controlled by Paulina Garza Lagüera Gonda, Max Brittingham, Maia Brittingham, Bárbara Garza Lagüera Gonda, Bárbara Braniff Garza Lagüera, Eugenia Braniff Garza Lagüera, Lorenza Braniff Garza Lagüera, Mariana Garza Lagüera Gonda, Paula Treviño Garza Lagüera, Inés Treviño Garza Lagüera, Eva Maria Garza Lagüera Gonda, Eugenio Fernández Garza Lagüera, Daniela Fernández Garza Lagüera, Eva María Fernandez Garza Lagüera, José Antonio Fernández Garza Lagüera, Eva Gonda Rivera, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by the Garza Lagüera family), Consuelo Garza Lagüera de Garza, Alfonso Garza Garza, Juan Pablo Garza García, Alfonso Garza García, Maria José Garza García, Eugenia Maria Garza García, Patricio Garza Garza, Viviana Garza Zambrano, Patricio Garza Zambrano, Marigel Garza Zambrano, Ana Isabel Garza Zambrano, Juan Carlos Garza Garza, José Miguel Garza Celada, Gabriel Eugenio Garza Celada, Ana Cristina Garza Celada, Juan Carlos Garza Celada, Eduardo Garza Garza, Eduardo Garza Páez, Balbina Consuelo Garza Páez, Eugenio Andrés Garza Páez, Eugenio Garza Garza, Camila Garza Garza, Ana Sofía Garza Garza, Celina Garza Garza, Marcela Garza Garza, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), Alberto Bailleres Gonzalez, Maria Teresa Gual Aspe de Bailleres, Corbal, S.A. de C.V. (controlled by Alberto Bailleres González), BBVA Bancomer, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), Magdalena Michel de David, the estate of Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, BBVA Bancomer, S.A., as Trustee under Trust No. F/710004 (controlled by Magdalena Michel de David), BBVA Bancomer, S.A., as Trustee under Trust No. F/700005 (controlled by Renee Michel de Guichard), Franca Servicios, S.A. de C.V. (controlled by the Calderón Rojas family), and BBVA Bancomer, S.A. as Trustee under Trust No. F/29013-0 (controlled by the Calderón Rojas family).

(2)	The Coca-Cola Company indirectly owns these shares through its wholly owned subsidiaries, The Inmex Corporation and Dulux CBAI 2003 B.V.

(3)	Holders of Series L shares are only entitled to vote in limited circumstances. Holders of ADSs are entitled, subject to certain exceptions, to instruct The Bank of New York Mellon, the ADS depositary, as to the exercise of the limited voting rights pertaining to the Series L shares underlying their ADSs. See “Item 10. Additional Information—Bylaws.”

Our Series A shares, owned by FEMSA, are held in Mexico and our Series D shares, owned by The Coca-Cola Company, are held outside of Mexico.

A portion of the purchase price paid for our acquisition of Vonpar is expected to be contributed by the sellers into a recently incorporated Mexican company, which will be merged into Coca-Cola FEMSA in exchange for approximately 27.9 million newly issued Series L shares. Another portion of the purchase was paid through the issuance and delivery of a three-year promissory note to the sellers for a total amount of 1,090 million Brazilian reais (approximately Ps.7,022 million as of December 31, 2016). The promissory note is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar. The holders of the promissory note have an option, that may be exercised prior to the scheduled maturity of the promissory note, to capitalize the Mexican peso amount equivalent to the amount payable under the promissory note into a recently incorporated Mexican company which would then be merged into Coca-Cola FEMSA in exchange for Series L shares at a strike price of Ps.178.5 per share. Such capitalization and issuance of new Series L shares is subject to us having a sufficient number of Series L shares available for issuance. For further information see Notes 4.1.1, 9 and 19.7 to our consolidated financial statements.

As of December 31, 2016, we had 17,754,641 ADSs outstanding (each ADS represents 10 Series L shares), and 35.7% of our outstanding Series L shares were represented by ADSs. As of March 31, 2017, we had 18,103,615 of ADSs outstanding, 36.4% of our outstanding Series L shares were represented by ADSs, held by 331 holders (including The Depositary Trust Company) with registered addresses outside of Mexico.

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

Cooperation Framework with The Coca-Cola Company

In July 2016, we announced a new, comprehensive cooperation framework with The Coca-Cola Company. This cooperation framework seeks to maintain a mutually beneficial business relationship over the long term, which will allow both companies to focus on continuing to drive the business forward and generate profitable growth. The cooperation framework contemplates the following main objectives:

•

Long-term guidelines in relationship economics: Concentrate prices for sparkling beverages in Mexico will gradually increase over a three-year period beginning in July 2017 through July 2020. Based on our internal estimates for revenues and sales volume mix, we currently expect the incremental cost in Mexico to be the Mexican peso equivalent to approximately US$35 million per year for each year during such period.

•

Other Concentrate Price Adjustments. Potential future concentrate price adjustments for sparkling beverages and flavored water in Mexico will consider investment and profitability levels that are beneficial both to us and The Coca-Cola Company.

•

Marketing and commercial strategies. We and The Coca-Cola Company are committed to implement marketing and commercial strategies, and productivity programs to maximize profitability. We believe that these initiatives will partially mitigate the effects of concentrate price adjustments.

The Coca-Cola Company also recognizes our strong operating model and execution capabilities. With respect to The Coca-Cola Company’s Bottling Investments Group territories it may divest in the future, we have reached an understanding with The Coca-Cola Company to assess, on a preferred basis, the acquisition of available territories.

RELATED PARTY TRANSACTIONS

We believe that our transactions with related parties are on terms comparable to those that would result from arm’s length negotiations with unaffiliated parties and are reviewed and approved by our Corporate Practices Committee.

FEMSA

We regularly engage in transactions with FEMSA and its subsidiaries.

We sell our products to certain FEMSA subsidiaries, substantially all of which consists of our sales to a chain of convenience stores under the name OXXO. The aggregate amount of these sales to OXXO was Ps.4,224 million, Ps.3,749 million and Ps.3,414 million in 2016, 2015 and 2014, respectively.

We also purchase products from FEMSA and its subsidiaries. The aggregate amount of these purchases was Ps.8,328 million, Ps.7,720 million and Ps.7,368 million in 2016, 2015 and 2014, respectively. These amounts principally relate to raw materials, assets and services provided to us by FEMSA. In January 2008, we renewed our service agreement with another subsidiary of FEMSA, which provides for the continued provision of administrative services relating to insurance, legal and tax advice, relations with governmental authorities and certain administrative and internal auditing services that it has been providing since June 1993. In November 2000, we entered into a service agreement with a subsidiary of FEMSA for the transportation of finished products from our production facilities to our distribution centers within Mexico. In September 2010, FEMSA sold the Mundet brand in Mexico to The Coca-Cola Company through The Coca-Cola Company’s acquisition of 100.0% of the equity interest of Promotora de Marcas Nacionales, S.A. de C.V. We remain the licensee of the Mundet trademark under the license agreements with Promotora de Marcas Nacionales, S.A. de C.V. Both agreements are renewable for ten-year terms, subject to non-renewal by either party with notice to the other party. We recently expanded the territories covered by these agreements to certain of our operations outside of Mexico. We primarily purchase our glass bottles in Mexico from SIVESA, which until 2015 was a wholly owned subsidiary of Cuauhtémoc Moctezuma Holding, S.A. de C.V., formerly known as FEMSA Cerveza, currently a wholly owned subsidiary of the Heineken Group. The aggregate amount of our purchases from SIVESA amounted to Ps.134 million, Ps.216 million and Ps.278 million in 2016, 2015 and 2014, respectively. Finally, we continue to distribute and sell the Heineken beer portfolio, including Kaiser beer brands, in our Brazilian territories through the 20-year term, consistent with arrangements in place with Cervejarias Kaiser since 2006.

We also purchase products from Heineken and its subsidiaries. The aggregate amount of these purchases was Ps.8,823 million, Ps.6,944 million and Ps.6,288 million in 2016, 2015 and 2014, respectively. These amounts principally relate to raw materials and beer.

FEMSA is also a party to the understandings we have with The Coca-Cola Company relating to specified operational and business issues. A summary of these understandings is set forth under “—Major Shareholders—The Coca-Cola Memorandum.”

The Coca-Cola Company

We regularly engage in transactions with The Coca-Cola Company and its affiliates. We purchase all of our concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total expenses charged to us by The Coca-Cola Company for concentrates were approximately Ps.38,146 million, Ps.27,330 million and Ps.28,084 million in 2016, 2015 and 2014, respectively. Our company and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also contributes to our coolers, bottles and case investment program. We received contributions to our marketing expenses of Ps.4,518 million, Ps.3,749 million and Ps.4,118 million in 2016, 2015 and 2014, respectively.

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

In November 2007, we acquired together with The Coca-Cola Company 100.0% of the shares of capital stock of Jugos del Valle. Jugos del Valle sells fruit juice-based beverages and fruit derivatives. The business of Jugos del Valle in the United States was acquired and sold by The Coca-Cola Company. In 2008, we, The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and Brazilian operations, respectively, of Jugos del Valle. As of April 7, 2017, we held an interest of 26.3% in the Mexican joint business. In August 2010, we acquired from The Coca-Cola Company, along with other Brazilian Coca-Cola bottlers, Leão Alimentos, manufacturer and distributor of the Matte Leão tea brand. In January 2013, our Brazilian joint business of Jugos del Valle merged with Leão Alimentos. As of April 7, 2017, we held a 27.7% indirect interest in the Matte Leão business in Brazil.

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

In August 2012, we acquired, through Jugos del Valle, an indirect participation in Santa Clara, a producer of milk and dairy products in Mexico. As of April 7, 2017, we owned an indirect participation of 26.3% in Santa Clara.

In January 2013, as part of our efforts to expand our geographic reach, we acquired a 51.0% non-controlling majority stake in KOF Philippines from The Coca-Cola Company. We have an option to acquire the remaining 49.0% stake in KOF Philippines at any time during the seven years following the closing date. We also have a put option to sell our ownership in KOF Philippines to The Coca-Cola Company commencing on the fifth anniversary of the closing date and ending on the sixth anniversary of the closing date. Since January 25, 2017, we control KOF Philippines as all decisions relating to the day-to-day operation and management of KOF Philippines’s business, including its annual normal operations plan, are approved by a majority of its board of directors without requiring the affirmative vote of any director appointed by The Coca-Cola Company. The Coca-Cola Company has the right to appoint (and may remove) KOF Philippines’s chief financial officer. We have the right to appoint (and may remove) the chief executive officer and all other officers of KOF Philippines.

In March 2017, we acquired, through Jugos del Valle, an indirect participation in the Mexican AdeS soy-based beverage business, through our Brazilian and Argentine subsidiaries, an indirect participation in the Brazilian and Argentine AdeS soy-based beverage businesses, and through our Colombian subsidiary, a direct participation in the Colombian AdeS soy-based beverage business. As a result of this acquisition, we have exclusive distribution rights of AdeS soy-based beverages in these territories.

Associated Companies

We also regularly engage in transactions with companies in which we own an equity interest that are not affiliated with The Coca-Cola Company, as described under “—The Coca-Cola Company.” We believe these transactions are on terms comparable to those that would result from arm’s length negotiations with unaffiliated third parties.

In Mexico, we purchase sparkling beverages in cans from Industria Envasadora de Querétaro, S.A. de C.V., or IEQSA, in which we hold an equity interest of 26.5%. We paid IEQSA Ps.798 million, Ps.731 million and Ps.591 million in 2016, 2015 and 2014, respectively. IEQSA purchases aluminum cans from FEMSA. We also purchase sugar from Beta San Miguel and PIASA, both sugar-cane producers in which, as of April 7, 2017, we held a 2.7% and 36.4% equity interest, respectively. We paid Ps.1,349 million, Ps.1,264 million and Ps.1,389 million to Beta San Miguel in 2016, 2015 and 2014, respectively. We paid Ps.1,765 million, Ps.1,236 million and Ps.1,020 million to PIASA in 2016, 2015 and 2014, respectively.

In Mexico, we purchase cans from FAMOSA through PROMESA, a cooperative of Coca-Cola bottlers, in which, as of April 7, 2017, we held a 35.0% interest. In 2014 and part of 2015, FAMOSA was a wholly-owned subsidiary of Cuauhtémoc Moctezuma Holding, S.A. de C.V., a wholly-owned subsidiary of the Heineken Group. We purchased from PROMESA approximately Ps.759 million, Ps.587 million and Ps.567 million in 2016, 2015 and 2014, respectively.

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

Allen & Company LLC provides investment banking services to us and our affiliates in the ordinary course of its business. Enrique F. Senior Hernández, one of our directors, is a Managing Director of Allen & Company LLC, and Herbert A. Allen III, an alternate director, is the president of Allen & Company LLC.

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

Significant Changes

Except as disclosed under “Item 5. Operating and Financial Review and Prospects—General—Exchange Control Regime in Venezuela,” no significant changes have occurred since the date of the annual financial statements included in this annual report.

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

The following table sets forth, for the periods indicated, the reported high and low nominal sale prices for the Series L shares on the Mexican Stock Exchange and the reported high and low nominal sale prices for the ADSs on the NYSE:

	Mexican Stock Exchange Mexican pesos per Series L Share				New York Stock Exchange U.S. dollars per ADS
	High(1)		Low(1)		High(1)		Low(1)
2012:
Full year	Ps.	191.34	Ps.	125.61	US$	149.43	US$	94.30
2013:
Full year		219.70		146.23		178.66		111.66
2014:
Full year		155.38		121.59		120.08		84.22
2015:
Full year		132.03		113.51		89.91		65.90

First quarter		132.03		119.22		89.91		78.53
Second quarter		131.64		120.01		86.64		77.74
Third quarter		128.28		113.51		81.33		65.90
Fourth quarter		131.97		114.45		79.89		68.16
2016:
Full year		152.92		116.91		87.29		62.17

First quarter		143.56		116.91		83.13		64.48
Second quarter		152.09		142.89		87.29		76.95
Third quarter		152.92		139.13		82.61		71.03
Fourth quarter		151.68		127.92		81.65		62.17

October		151.68		141.98		81.65		75.01
November		142.69		129.53		76.62		62.90
December		133.33		127.92		65.62		62.17
2017
January		136.11		128.85		63.91		59.91
February		132.02		128.33		66.35		62.89
March		139.84		130.13		73.39		65.07

(1)	High and low closing prices for the periods presented.

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

Preemptive Rights

The Mexican Securities Market Law permits the issuance and sale of shares through a public offering without granting shareholders preemptive rights, if permitted by the bylaws and upon, among other things, authorization of the CNBV and the approval of the extraordinary shareholders meeting called for such purpose. Under Mexican law and our bylaws, except in these circumstances and other limited circumstances (including mergers, sale of repurchased shares, convertible securities into shares and capital increases by means of payment in kind for shares or shares issued in return for the cancellation of debt), in the event of an increase in our capital stock, a holder of record generally has the right to subscribe shares of a series held by such holder sufficient to maintain such holder’s existing proportionate holding of shares of that series. Preemptive rights must be exercised during a term fixed by the shareholders at the meeting declaring the capital increase, which term must last at least 15 days following the publication of notice of the capital increase through an electronic system of the Mexican Ministry of Economy. As a result of applicable United States securities laws, holders of ADSs may be restricted in their ability to participate in the exercise of preemptive rights under the terms of the deposit agreement. Shares subject to a preemptive rights offering, with respect to which preemptive rights have not been exercised, may be sold by us to third parties on the same terms and conditions previously approved by the shareholders or the board of directors. Under Mexican law, preemptive rights cannot be waived in advance or be assigned, or be represented by an instrument that is negotiable separately from the corresponding shares.

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

In 2016, we entered into certain distribution agreements with Monster Energy Company to sell and distribute Monster trademark energy drinks in most of our territories. These agreements have a ten-year term and are automatically renewed for up to two five-year terms.

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

This summary is based upon the federal tax laws of the United States and Mexico as in effect on the date of this annual report, including the provisions of the income tax treaty between the United States and Mexico and the protocols thereto, or the Tax Treaty, which are subject to change. The summary does not address any tax consequences under the laws of any state or locality of Mexico or the United States or the laws of any taxing jurisdiction other than the federal laws of Mexico and the United States. Holders of the Series L shares or ADSs should consult their tax advisers as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of Series L shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

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

Tax Considerations Relating to the Series L shares and the ADSs

Taxation of Dividends. Effective as of January 1, 2014, under Mexican income tax law, dividends, either in cash or in kind, paid to individuals that are Mexican residents, and to individuals and companies that are non-Mexican residents on our Series L shares and our Series L shares represented by ADSs are subject to a 10.0% Mexican withholding tax, or a lower rate if covered by a tax treaty. However, profits that were earned and subject to income tax before January 1, 2014 are exempt from this withholding tax.

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

Taxation of Dividends. The gross amount of any distributions paid with respect to the Series L shares represented by ADSs or the Series L shares, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be included in the gross income of a U.S. holder as foreign source dividend income on the day on which the dividends are received by the U.S. holder, in the case of the Series L shares, or by the depositary, in the case of the Series L shares represented by ADSs, and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Because we do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, it is expected that distributions paid to U.S. holders generally will be reported as dividends.

Dividends, which will be paid in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of the Series L shares, or by the depositary, in the case of the Series L shares represented by the ADSs (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.

The amount of Mexican tax withheld generally will give rise to a foreign tax credit or deduction for U.S. federal income tax purposes. Dividends generally will constitute “passive category income” for purposes of the foreign tax credit (or in the case of certain U.S. holders, “general category income”). The foreign tax credit rules are complex. U.S. holders should consult their own tax advisors with respect to the implications of those rules for their investments in our Series L shares or ADSs.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of Series L shares or ADSs generally is subject to taxation at the preferential rates applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules, or the dividends are paid with respect to ADSs that are readily tradable on an established U.S. securities market and (2) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2016 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2017 taxable year.

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

Gain, if any, realized by a U.S. holder on the sale or other disposition of Series L shares or ADSs will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the Series L shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, Series L shares or ADSs.

United States Backup Withholding and Information Reporting. A U.S. holder of Series L shares or ADSs may, under certain circumstances, be subject to “information reporting” and “backup withholding” with respect to certain payments to such U.S. holder, such as dividends or the proceeds of a sale or disposition of Series L shares or ADSs unless such holder (1) is a corporation or comes within certain exempt categories, and demonstrates this fact when so required, or (2) in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules does not constitute a separate tax and will be creditable against the holder’s U.S. federal income tax liability.

Specified Foreign Financial Assets. Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of USD 50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the Series L shares and ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Series L shares or ADSs, including the application of the rules to their particular circumstances

U.S. Tax Consequences for Non-U.S. Holders

Taxation of Dividends. A holder of Series L shares or ADSs that is, with respect to the United States, a foreign corporation or a non-resident alien individual (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on Series L shares or ADSs unless such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States.

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

United States Backup Withholding and Information Reporting. While non-U.S. holders generally are exempt from information reporting and backup withholding, a non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2016, we had total indebtedness of Ps.88,909 million, of which 95.2% bore interest at fixed interest rates and 4.8% bore interest at variable interest rates. After giving effect to our swap contracts, as of December 31, 2016, 44.7% (or 22.7% calculated based on the weighted average life of our outstanding debt), was variable-rate. The interest rate on our variable rate debt denominated in U.S. dollars is generally determined by reference to the London Interbank Offer Rate, or LIBOR; the interest rate on our variable rate debt denominated in Mexican pesos has historically been determined by reference to the Tasa de Interés Interbancaria de Equilibrio, or TIIE; the interest rate on our variable rate debt denominated in Colombian pesos is generally determined by reference to the Banking Reference Index, or IBR; the interest rate on our variable rate debt denominated in Argentine pesos is generally determined by reference to the Buenos Aires Deposits of Large Amounts Rate, or BADLAR; and the interest rate on our variable rate debt denominated in Brazilian reais is generally determined by reference to the Brazilian Interbank Deposit Rate (Cetip Depósitos Interfinanceiros). If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our financial instruments that are sensitive to changes in interest rates, without giving effect to interest rate swaps. The table presents weighted average interest rates by expected contractual maturity dates. Weighted average variable rates are based on the reference rates on December 31, 2016, plus spreads, contracted by us. The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos, Brazilian reais, Colombian pesos and Argentine pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, converted at an exchange rate of Ps.20.66 Mexican pesos per U.S. dollar reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2016.

The table below also includes the fair value of long-term debt based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities. Furthermore, the fair value of long-term notes payable is based on quoted market prices on December 31, 2016. As of December 31, 2016, the fair value represents a loss amount of Ps.914 million.

Principal by Year of Maturity

	As of December 31, 2016								As of December 31, 2015
	2017	2018	2019	2020	2021	2022 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
	(in millions of Mexican pesos, except percentages)
Short and Long-Term Debt and Notes:
Fixed Rate Debt and Notes
U.S. dollars (Notes)	—	20,625	—	10,297	—	30,781	61,703	64,230	51,333
Interest Rate(1)	—	2.38%	—	4.63%	—	4.43%	3.78%	—	3.80%
U.S. dollars (Bank Loans)	206	—	—	—	—	—	206	208	—
Interest Rate(1)	3.40%	—	—	—	—	—	3.40%	—	—
Mexican pesos (Certificados Bursátiles)	—	—	—	—	2,497	7,494	9,991	8,983	9,989
Interest Rate(1)	—	—	—	—	8.27%	5.46%	6.16%	—	6.20%
Brazilian reais (Bank Loans)	153	151	77	50	41	36	508	480	551
Interest Rate(1)	5.06%	5.06%	5.06%	5.06%	5.06%	5.06%	5.06%	—	6.60%
Brazilian reais (Financial Leasing)	—	—	—	—	—	—	—	—	460
Interest Rate(1)	—	—	—	—	—	—	—	—	4.60%
Brazilian reais (Notes Payable)(2)	—	—	7,022	—	—	—	7,022	6,547
Interest Rate	—	—	0.38%	—	—	—	0.38%	—
Colombian pesos (Bank Loans)	—	758	—	—	—	—	758	750	219
Interest Rate(1)	—	9.63%	—	—	—	—	9.63%	—	6.50%
Argentine pesos (Bank Loans)	644	—	—	—	—	—	644	669	183
Interest Rate(1)	31.98%	—	—	—	—	—	31.98%	—	25.12%

Total Fixed Rate	1,003	21,534	7,099	10,347	2,538	38,311	80,832	81,867	62,735

	As of December 31, 2016								As of December 31, 2015
	2017	2018	2019	2020	2021	2022 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
	(in millions of Mexican pesos, except percentages)
Variable Rate Debt
U.S. dollars (Bank Loans)	—	—	—	—	4,218	—	4,218	4,299	—
Interest Rate(1)	—	—	—	—	1.60%	—	1.60%	—	—
Mexican pesos (Certificados Bursátiles)	—	—	—	—	—	—	—	—	2,496
Interest Rate(1)	—	—	—	—	—	—	—	—	3.60%
Brazilian reais (Bank Loans)	483	451	410	308	88	124	1,864	1,776	502
Interest Rate(1)	5.49%	5.49%	5.49%	5.49%	5.49%	5.49%	5.49%	—	9.20%
Brazilian reais (Notes Payable)	10	10	6	—	—	—	26	23	—
Interest Rate(1)	0.44%	0.44%	0.44%	—	—	—	0.44%	—	—
Colombian pesos (Bank Loans)	1,516	413	—	—	—	—	1,929	1,933	874
Interest Rate(1)	9.14%	10.47%	—	—	—	—	9.42%	—	6.50%
Argentine pesos (Bank Loans)	40	—	—	—	—	—	40	41	123
Interest Rate(1)	27.84%	—	—	—	—	—	27.84%	—	32.2%

Total Variable Rate	2,049	874	416	308	4,306	124	8,077	8,072	3,995

Total Debt	3,052	22,408	7,515	10,655	6,844	38,435	88,909	89,939	66,730
Derivative Financial Instruments:
Cross-Currency Swaps (Mexican pesos)	—	—	—	—	—	—	—	4,611	—
Notional to pay	—	7,953	—	9,769	—	5,432	23,154	—	5,809
Notional to receive	—	11,469	—	10,332	—	5,476	27,276	—	7,571
Interest pay rate	—	6.16%	—	9.12%	—	9.84%	8.27%	—	3.46%
Interest receive rate	—	2.38%	—	4.63%	—	4.00%	3.55%	—	2.38%
Cross-Currency Swaps (Brazilian reais)	—	—	—	—	—	—	—	(5,486)	—
Notional to pay	206	32,650	7,239	5,006	4,361	—	49,462	—	22,691
Notional to receive	207	27,793	7,022	4,786	4,236	—	44,044	—	23,143
Interest pay rate	14.27%	12.59%	10.13%	12.95%	11.71%	—	12.20%	—	12.66%
Interest receive rate	3.4%	2.28%	0.38%	2.90%	1.48%	—	1.98%	—	2.26%

(1)	Interest rates are weighted average contractual annual rates.

(2)	Promissory note denominated and payable in Brazilian reais; however, it is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to our floating-rate financial instruments held during 2016 would have increased our interest expense by approximately Ps.168 million, or 2.3% over our interest expense of 2016, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest rate swap and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies of each country where we operate, relative to the U.S. dollar. In 2016, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency As of December 31, 2016

Currency	%
Mexican peso	41.9
Colombian peso	8.5
Venezuelan bolivar	10.6
Argentine peso	6.9
Brazilian real	24.7
Central America(1)	7.4

(1)	Includes Guatemalan Quetzales, Nicaraguan Córdobas, Costa Rican Colones and Panamanian Balboas.

We estimate that approximately 19.4% of our consolidated costs of goods sold are denominated in U.S. dollars for Mexican subsidiaries and in the aforementioned currencies for our non-Mexican subsidiaries. Substantially all of our costs denominated in a foreign currency, other than the functional currency of each country where we operate, are denominated in U.S. dollars. During 2016, we entered into forward derivative instruments and options to hedge part of our Mexican peso, Brazilian real, Colombian peso and Argentine peso fluctuation risk relative to our raw material costs denominated in U.S. dollars. These instruments are considered hedges for accounting purposes. As of December 31, 2016, 2.4% of our indebtedness was denominated in U.S. dollars, 36.6% in Mexican pesos, 57.3% in Brazilian reais, 3.0% in Colombian pesos and 0.8% in Argentine pesos (including the effects of our derivative contracts as of December 31, 2016, including cross currency swaps from U.S. dollars to Mexican pesos and U.S. dollars to Brazilian reais). Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency-denominated operating costs and expenses and of the debt service obligations with respect to our foreign currency-denominated debt. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency denominated-indebtedness is increased. See also “Item 3. Key Information—Risk Factors—Depreciation of the local currencies of the countries where we operate relative to the U.S. dollar could adversely affect our financial condition and results.”

A hypothetical, instantaneous and unfavorable 10.0% devaluation in the value of each local currency in the countries where we operate relative to the U.S. dollar occurring on December 31, 2016, would have resulted in a foreign exchange gain of approximately Ps.22 million, reflecting higher foreign exchange gain generated by the cash balances held in U.S. dollars as of that date, net of the loss based on our U.S. dollar-denominated indebtedness as of December 31, 2016, after giving effect to all of our interest rate swap and cross-currency swap agreements.

As of April 7, 2017, the exchange rates relative to the U.S. dollar of all the countries where we operate have appreciated or depreciated compared to December 31, 2016 as follows:

	Exchange Rate As of April 7, 2017	(Depreciation) or Appreciation
Mexico	18.65	9.8%
Guatemala	7.34	2.4%
Nicaragua	29.71	(1.3)%
Costa Rica	568.99	(1.4)%
Panama	1.00	—
Colombia	2,853.10	4.9%
Venezuela(1)	712.05	(5.7)%
Brazil	3.13	4.0%
Argentina	15.37	3.2%

(1)	DICOM exchange rate as of April 7, 2017.

A hypothetical, instantaneous and unfavorable 10.0% devaluation in the value of the currencies of each of the countries where we operate relative to the U.S. dollar as of December 31, 2016, would produce a reduction in equity of approximately the following amounts:

Reduction in Equity
(in millions of Mexican pesos)
Mexico	406
Colombia	1,107
Venezuela	551
Brazil	2,478
Argentina	131
Central America(1)	966

(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.

Equity Risk

As of December 31, 2016, we did not have any equity risk.

Commodity Price Risk

In 2016, we entered into futures and forwards contracts to hedge the cost of sugar in Brazil, as well as futures and forward contracts to hedge the cost of aluminum in Brazil. The notional value of the sugar hedges was Ps.572 million as of December 31, 2016, with a fair value of Ps.370 million with maturities in 2017. The notional value of the aluminum hedges was Ps.74 million as of December 31, 2016, with a fair value of Ps.5 million with maturities in 2017. See Note 19 to our consolidated financial statements.

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

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

Our management assessment and conclusion on the effectiveness of internal control over financial reporting as of December 31, 2016 excludes, in accordance with applicable guidance provided by the SEC, an assessment of the internal control over financial reporting of Vonpar, which we acquired in December 2016. Vonpar represented 5.7% and 3.2% of our total and net assets, respectively, as of December 31, 2016, and 0.9% and 2.4% of our revenues and net income, respectively, for the year ended December 31, 2016.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL

CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of

Coca-Cola FEMSA, S.A.B. de C.V.:

We have audited Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the 2013 Framework) (the COSO criteria). Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Vonpar, S.A., and its subsidiaries (collectively “Vonpar”, a Brazilian subsidiary), acquired on December 6, 2016, which is included in the 2016 consolidated financial statements of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries, and constituted 5.7% and 3.2% of total and net assets, as of December 31, 2016 and 0.9% and 2.4% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries, also did not include an evaluation of the internal control over financial reporting of Vonpar.

In our opinion, Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016 and our report dated April 12, 2017 expressed an unqualified opinion thereon.

Mancera, S.C.

A member practice of

Ernst & Young Global

/s/ Mancera, S.C.

Mancera, S.C.

Mexico City, Mexico

April 12, 2017

(d) Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Mancera, S.C. and other Ernst & Young practices (collectively, Ernst & Young) during the fiscal years ended December 31, 2016, December 31, 2015 and December 31, 2014:

	Year Ended December 31,
	2016	2015	2014
	(in millions of Mexican pesos)
Audit fees	72	67	66
Audit-related fees	15	—	3
Tax fees	8	1	14

Total fees	95	68	83

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

All Other Fees. For the years ended December 31, 2016, 2015 and 2014, there were no other fees.

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

We did not directly purchase any of our equity securities in 2016. The following table presents purchases by trusts that FEMSA administers in connection with our bonus incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees—EVA-Based Bonus Program.”

Purchases of Equity Securities

Period	Total Number of Series L shares Purchased by trusts that FEMSA administers in connection with our bonus incentive plans	Average Price Paid per Series L Share	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
2016	334,000	145.16	—	—

Total	334,000	145.16	—	—

Item 16.F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G.	Corporate Governance

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

However, Mexican law requires us to have a Corporate Practices Committee. Our Corporate Practices Committee is comprised of four members, and as required by the Mexican Securities Market Law and our bylaws, the four members are independent and the chairman of this committee is elected by our shareholders meeting.

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

Exhibit 2.7	Fifth Supplemental Indenture dated as of November 26, 2013 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish paying agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on December 5, 2013 (File No.1-12260)).

Exhibit 2.8	Sixth Supplemental Indenture dated as of January 21, 2014 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish paying agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on January 27, 2014 (File No.1-12260)).

Exhibit 2.9	Seventh Supplemental Indenture dated as of November 23, 2015 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V., as successor guarantor, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 2.9 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 15, 2016 (File No. 1-12260)

Exhibit 4.1	Amended and Restated Shareholders Agreement dated as of July 6, 2002, by and among Compañia Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., The Coca-Cola Company and The Inmex Corporation, (incorporated by reference to Exhibit 4.13 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit 4.2	First Amendment, dated May 6, 2003, to the Amended and Restated Shareholders Agreement, dated as of July 6, 2002, among Compañia Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., The Coca-Cola Company, The Inmex Corporation, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit No:	Description

Exhibit 4.3	Second Amendment, dated as of February 1, 2010, to the to the Amended and Restated Shareholders Agreement, dated as of July 6, 2002, by and among Compañia Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., The Coca-Cola Company, The Inmex Corporation and Dulux CBAI 2003 B.V. (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010
(File No. 1-12260)).

Exhibit 4.4	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the valley of Mexico (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.5	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the valley of Mexico (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.6	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Exhibit 4.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.7	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993
(File No. 333-67380)).

Exhibit 4.8	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

Exhibit 4.9	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Bajio, S.A. de C.V., and The Coca-Cola Company with respect to operations in Bajio, Mexico (English translation) (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

Exhibit 4.10	Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

Exhibit 4.11	Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).

Exhibit 4.12	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.13	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.14	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.15	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).

Exhibit 4.16	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

Exhibit 4.17	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.40 to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).

Exhibit No:	Description

Exhibit 4.18	Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administración de Marcas S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Exhibit 10.3 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.19	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.6 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.20	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.7 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.21	Supply Agreement dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and FEMSA Empaques, (incorporated by reference to Exhibit 10.7 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 333-67380)).

Exhibit 4.22	Supply Agreement dated April 3, 1998, between Alpla Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).*

Exhibit 4.23	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA, S.A.B. de C.V. and FEMSA Logística (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).

Exhibit 4.24	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.8 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.25	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.9 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.26	Memorandum of Understanding, dated as of March 11, 2003, by and among Panamerican Beverages, S.A. de C.V., as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Exhibit 10.14 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.27	Shareholders Agreement dated as of January 25, 2013, by and among Coca-Cola FEMSA Philippines, Inc., Coca-Cola South Asia Holdings, Inc., Coca-Cola Holdings (Overseas) Limited and Controladora de Inversiones en Bebidas Refrescantes, S.L. (incorporated by reference to Exhibit 4.27 of Coca-Cola Femsa’s Annual Report on Form 20-F filed on March 15, 2013 (File No. 1-12260))

Exhibit 7.1	The Coca-Cola Company memorandum, to Steve Heyer from José Antonio Fernández, dated December 22, 2002 (incorporated by reference to Exhibit 10.1 to FEMSA’s Registration Statement on Amendment No. 1 to the Form F-3 filed on September 20, 2004 (File No. 333-117795)).

Exhibit 7.2	Calculation of Ratio of Earnings to Fixed Charges.

Exhibit 8.1	Significant Subsidiaries.

Exhibit 12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 12, 2017.

Exhibit 12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 12, 2017.

Exhibit 13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 12, 2017.

*	Portions of Exhibit 4.22 were omitted pursuant to a request for confidential treatment. Such omitted portions were filed separately with the Securities and Exchange Commission.

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

Date: April 12, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Coca-Cola FEMSA, S.A.B. de C.V.

We have audited the accompanying consolidated statements of financial position of Coca-Cola FEMSA, S.A.B. de C.V. and its subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coca-Cola FEMSA, S.A.B. de C.V. and its subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 12, 2017 expressed an unqualified opinion thereon.

Mancera, S.C.

A member practice of

Ernst & Young Global

/s/ Mancera, S.C.

Mancera, S.C.

Mexico City, Mexico

April 12, 2017

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

At December 31, 2016 and 2015

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	Note	December 2016 (*)	December 2016		December 2015
ASSETS
Current assets:
Cash and cash equivalents	5	$508	Ps.	10,476	Ps.	15,989
Accounts receivable, net	6	728		15,005		9,647
Inventories	7	521		10,744		8,066
Recoverable taxes	23	212		4,373		4,220
Other current financial assets	8	73		1,511		1,227
Other current assets	8	163		3,344		3,083

Total current assets		2,205		45,453		42,232

Non-current assets:
Investments in associates and joint ventures	9	1,084		22,357		17,873
Property, plant and equipment, net	10	3,167		65,288		50,532
Intangible assets, net	11	6,013		123,964		90,754
Deferred tax assets	23	290		5,981		4,098
Other non-current financial assets	12	230		4,733		2,395
Other non-current assets	12	557		11,480		2,365

Total non-current assets		11,341		233,803		168,017

TOTAL ASSETS		$13,546	Ps.	279,256	Ps.	210,249

LIABILITIES AND EQUITY
Current liabilities:
Bank loans and notes payable	17	$76	Ps.	1,573	Ps.	384
Current portion of non-current debt	17	72		1,479		3,086
Interest payable		25		520		411
Suppliers		1,043		21,489		15,470
Accounts payable		308		6,355		4,744
Taxes payable		367		7,560		5,274
Other current financial liabilities	24	44		892		1,111

Total current liabilities		1,935		39,868		30,480

Non-current liabilities:
Bank loans and notes payable	17	4,164		85,857		63,260
Post-employment and other non-current employee benefits	15	113		2,319		2,261
Deferred tax liabilities	23	58		1,205		1,123
Other non-current financial liabilities	24	279		5,745		214
Provisions and other non-current liabilities	24	729		15,029		4,176

Total non-current liabilities		5,343		110,155		71,034

Total liabilities		7,278		150,023		101,514

Equity:
Capital stock	21	99		2,048		2,048
Additional paid-in capital		2,013		41,490		41,490
Retained earnings		3,957		81,579		78,454
Other equity instruments		(24)		(485)		—
Cumulative other comprehensive loss		(121)		(2,495)		(17,243)

Equity attributable to equity holders of the parent		5,924		122,137		104,749
Non-controlling interest in consolidated subsidiaries	20	344		7,096		3,986

Total equity		6,268		129,233		108,735

TOTAL LIABILITIES AND EQUITY		$13,546	Ps.	279,256	Ps.	210,249

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of financial position.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Income Statements

For the years ended December 31, 2016, 2015 and 2014

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.) except per share amounts

	Note	2016 (*)	2016		2015		2014
Net sales		$8,589	Ps.	177,082	Ps.	151,914	Ps.	146,948
Other operating revenues		31		636		446		350

Total revenues		8,620		177,718		152,360		147,298
Cost of goods sold		4,756		98,056		80,330		78,916

Gross profit		3,864		79,662		72,030		68,382
Administrative expenses		360		7,423		6,405		6,385
Selling expenses		2,330		48,039		41,879		40,465
Other income	18	62		1,281		620		1,001
Other expenses	18	247		5,093		2,368		1,159
Interest expense	17	362		7,471		6,337		5,546
Interest income		35		715		414		379
Foreign exchange (loss) gain, net		(87)		(1,792)		(1,459)		(968)
Gain (loss) on monetary position for subsidiaries in hyperinflationary economies		117		2,417		(33)		(312)
Market value gain on financial instruments	19	2		51		142		25

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		694		14,308		14,725		14,952
Income taxes	23	191		3,928		4,551		3,861
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	9	7		147		155		(125)

Net income		$510	Ps.	10,527	Ps.	10,329	Ps.	10,966

Attributable to:
Equity holders of the parent		$488	Ps.	10,070	Ps.	10,235	Ps.	10,542
Non-controlling interest		22		457		94		424

Net income		$510	Ps.	10,527	Ps.	10,329	Ps.	10,966

Equity holders of the parent (U.S. dollars and Mexican pesos):
Earnings per share
Basic net controlling interest income	22	$0.24	Ps.	4.86	Ps.	4.94	Ps.	5.09
Diluted net controlling interest income	22	0.24		4.85		4.94		5.09

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated income statements.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2016, 2015 and 2014

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	Note	2016 (*)	2016		2015		2014
Consolidated net income		$510	Ps.	10,527	Ps.	10,329	Ps.	10,966

Other comprehensive income, net of taxes:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments, net of taxes	19	35		715		(27)		215
Exchange differences on the translation of foreign operations and associates		779		16,052		(5,407)		(11,994)

Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods		814		16,767		(5,434)		(11,779)

Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes	15	(6)		(123)		138		(192)

Net other comprehensive income (loss) not being reclassified to profit or loss in subsequent periods		(6)		(123)		138		(192)

Total other comprehensive income (loss), net of tax		808		16,644		(5,296)		(11,971)

Consolidated comprehensive income (loss) for the year, net of tax		$1,318	Ps.	27,171	Ps.	5,033	Ps.	(1,005)

Attributable to:
Equity holders of the parent		$1,204	Ps.	24,818	Ps.	5,437	Ps.	(1,382)
Non-controlling interest		114		2,353		(404)		377

Consolidated comprehensive income (loss) for the year, net of tax		$1,318	Ps.	27,171	Ps.	5,033	Ps.	(1,005)

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016, 2015 and 2014

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

Attributable to:	Capital Stock		Additional Paid-in Capital		Retained Earnings		Other Equity Instruments		Valuation of the Effective Portion of Derivative Financial Instruments		Exchange Differences on Translation of Foreign Operations and Associates		Remeasurements of the Net Defined Benefit Liability		Equity Attributable To Equity Holders of the Parent		Non- Controlling Interest		Total Equity
Balances at January 1, 2014	Ps.	2,048	Ps.	41,490	Ps.	70,094	Ps.	—	Ps.	(368)	Ps.	242	Ps.	(395)	Ps.	113,111	Ps.	4,042	Ps.	117,153

Net income		—		—		10,542		—		—		—		—		10,542		424		10,966
Other comprehensive income, net of tax		—		—		—		—		220		(11,973)		(171)		(11,924)		(47)		(11,971)

Total comprehensive income		—		—		10,542		—		220		(11,973)		(171)		(1,382)		377		(1,005)
Dividends declared		—		—		(6,012)		—		—		—		—		(6,012)		(18)		(6,030)

Balances at December 31, 2014		2,048		41,490		74,624		—		(148)		(11,731)		(566)		105,717		4,401		110,118

Net income		—		—		10,235		—		—		—		—		10,235		94		10,329
Other comprehensive income, net of tax		—		—		—		—		(77)		(4,853)		132		(4,798)		(498)		(5,296)

Total comprehensive income		—		—		10,235		—		(77)		(4,853)		132		5,437		(404)		5,033
Dividends declared		—		—		(6,405)		—		—		—		—		(6,405)		(11)		(6,416)

Balances at December 31, 2015		2,048		41,490		78,454		—		(225)		(16,584)		(434)		104,749		3,986		108,735

Net income		—		—		10,070		—		—		—		—		10,070		457		10,527
Other comprehensive income, net of tax		—		—		—		—		664		14,207		(123)		14,748		1,896		16,644

Total comprehensive income		—		—		10,070		—		664		14,207		(123)		24,818		2,353		27,171
Dividends declared		—		—		(6,945)		—		—		—		—		(6,945)		(69)		(7,014)
Increase in non-controlling interest		—		—		—		—		—		—		—		—		826		826
Acquisition of Vonpar (Note 4)		—		—		—		(485)		—		—		—		(485)		—		(485)

Balances at December 31, 2016	Ps.	2,048	Ps.	41,490	Ps.	81,579	Ps.	(485)	Ps.	439	Ps.	(2,377)	Ps.	(557)	Ps.	122,137	Ps.	7,096	Ps.	129,233

The accompanying notes are an integral part of these consolidated statements of changes in equity.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2016, 2015 and 2014

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	2016 (*)	2016		2015		2014
Cash flows from operating activities:
Income before income taxes	$701	Ps.	14,455	Ps.	14,880	Ps.	14,827
Adjustments for:
Non-cash operating expenses	113		2,329		1,435		438
Depreciation	368		7,579		6,310		6,072
Amortization	53		1,087		834		877
(Loss) Gain on disposal of long-lived assets	(1)		(22)		(217)		33
Write-off of long-lived assets	2		40		332		39
Share of the (profit) loss of associates and joint ventures accounted for using the equity method, net of taxes	(7)		(147)		(155)		125
Interest income	(35)		(715)		(414)		(379)
Interest expense	213		4,388		3,718		3,352
Foreign exchange loss, net	87		1,792		1,459		968
Non-cash movements in post-employment and other non-current employee benefits obligations	28		580		68		(27)
Monetary position (gain) loss, net	(117)		(2,417)		33		312
Market value loss on financial instruments	137		2,817		3,096		2,460
(Increase) decrease:
Accounts receivable and other current assets	(132)		(2,727)		(1,010)		(777)
Other current financial assets	(172)		(3,552)		(2,849)		(2,156)
Inventories	(104)		(2,142)		(1,784)		(588)
Increase (decrease):
Suppliers and other accounts payable	543		11,199		3,329		4,978
Other liabilities	45		931		249		(1,442)
Employee benefits paid	(13)		(258)		(193)		(235)
Income taxes paid	(135)		(2,771)		(5,919)		(4,471)

Net cash flows from operating activities	1,574		32,446		23,202		24,406

Investing activities:
Partial payment of Vonpar, net of cash acquired (see Note 4)	(640)		(13,198)		—		—
Interest received	35		715		414		379
Acquisitions of long-lived assets	(500)		(10,308)		(10,545)		(10,862)
Proceeds from the sale of long-lived assets	15		324		233		147
Acquisition of intangible assets	(116)		(2,385)		(956)		(634)
Other non-current assets	—		—		(72)		(257)
Dividends received from investments in associates and joint ventures (Note 9)	—		5		13		148
Investment in shares	(99)		(2,068)		(32)		(58)

Net cash flows used in investing activities	(1,305)		(26,915)		(10,945)		(11,137)

Financing activities:
Proceeds from borrowings	390		8,040		1,907		6,180
Repayment of borrowings	(240)		(4,948)		(9,076)		(6,490)
Interest paid	(200)		(4,122)		(3,568)		(3,182)
Dividends paid	(340)		(7,013)		(6,416)		(6,030)
Other financing activities	(122)		(2,517)		8,586		(1,828)
Increase in non-controlling interest	40		826		—		—

Net cash flows (used in) / from financing activities	(472)		(9,734)		(8,567)		(11,350)

Net increase (decrease) in cash and cash equivalents	(203)		(4,203)		3,690		1,919
Initial balance of cash and cash equivalents	776		15,989		12,958		15,306
Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies	(65)		(1,310)		(659)		(4,267)

Ending balance of cash and cash equivalents	$508	Ps.	10,476	Ps.	15,989	Ps.	12,958

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of cash flow.

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Statements

For the years endend December 31, 2016, 2015 and 2014

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

Note 1. Activities of the Company

Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA”) is a Mexican corporation, mainly engaged in acquiring, holding and transferring all types of bonds, shares and marketable securities.

Coca-Cola FEMSA is indirectly owned by Fomento Economico Mexicano, S.A.B. de C.V. (“FEMSA”), which holds 47.9% of its capital stock and 63% of its voting shares and The Coca-Cola Company (“TCCC”), which indirectly owns 28.1% of its capital stock and 37% of its voting shares. The remaining 24% of Coca-Cola FEMSA’s shares trade on the Bolsa Mexicana de Valores, S.A.B. de C.V. (BMV: KOF) and its American Depositary shares (“ADS”) (equivalent to ten series “L” shares) trade on the New York Stock Exchange, Inc. The address of its registered office and principal place of business is Mario Pani No. 100 Col. Santa Fe Cuajimalpa Delegacion Cuajimalpa de Morelos, Mexico City 05348, Mexico.

Coca-Cola FEMSA and its subsidiaries (the “Company”), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela, Brazil and Argentina.

As of December 31, 2016 and 2015 the most significant subsidiaries which the Company controls are:

Company	Activity	Country	Ownership percentage 2016	Ownership percentage 2015
Propimex, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%
Controladora Interamericana de Bebidas, S. de R.L. de C.V.	Holding	Mexico	100.00%	100.00%
Spal Industria Brasileira de Bebidas, S.A.	Manufacturing and distribution	Brazil	96.06%	96.06%
Distribuidora y Manufacturera del Valle de México, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%
Servicios Refresqueros del Golfo, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%
Coca-Cola FEMSA de Buenos Aires, S.A.	Manufacturing and distribution	Argentina	100.00%	100.00%
Embotelladora de la Sabana, S.A.S.	Manufacturing and distribution	Colombia	100.00%	100.00%

Note 2. Basis of Preparation

2.1 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer John Santa Maria Otazua and Chief Financial and Administrative Officer Héctor Treviño Gutiérrez on February 22, 2017. Those consolidated financial statements and notes were then approved by the Company’s Board of Directors on February 23, 2017 and by the Shareholders on March 14, 2017. The accompanying consolidated financial statements were approved for issuance in the Company’s annual report on Form 20-F by the Company’s Chief Executive Officer and Chief Financial Officer on April 7, 2017 and subsequent events have been considered through that date (See Note 28).

2.2 Basis of measurement and presentation

The consolidated financial statements have been prepared on the historical cost basis except for the following:

•	Derivative financial instruments

•	Trust assets of post-employment and other non-current employee benefit plans

The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortised cost are adjusted to record changes in the fair values atrtributable to the risks that are being hedged in effective hedge relationship.

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

2.2.3 Convenience translation to U.S. dollars ($)

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position as of December 31, 2016, the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2016 were converted into U.S. dollars at the exchange rate of Ps. 20.62 per U.S. dollar as published by the Federal Reserve Bank of New York on December 30, 2016, the last date in 2016 for which information is available. This arithmetic conversion should not be construed as representations that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate. As of April 7, 2017 (the issuance date of these financial statements) such exchange rate was Ps. 18.65 per U.S. dollar, an appreciation of 9.55% since December 31, 2016.

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

Judgements

In the process of applying the Company’s accounting policies, management has made the following judgements which have the most significant effects on the amounts recognized in the consolidated financial statements.

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

2.3.1.1 Impairment of indefinite lived intangible assets, goodwill and other depreciable long-lived assets

Intangible assets with indefinite lives as well as goodwill are subject to impairment tests annually or whenever indicators of impairment are present. Impairment exists when the carrying value of an asset or cash generating unit (CGU) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. In order to determine whether such assets are impaired, the Company initially calculates an estimation of the value in use of the cash-generating units to which such assets have been allocated. Impairment losses are recognized in current earnings in the period the related impairment is determined.

The Company assesses at each reporting date whether there is an indication that a long-lived asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples or other available fair value indicators. The key assumptions used to determine the recoverable amount for the Company’s CGUs, including a sensitivity analysis, are further explained in Notes 3.16 and 11.

2.3.1.2 Useful lives of property, plant and equipment and intangible assets with defined useful lives

Property, plant and equipment, including returnable bottles are expected to provide benefits over a period of more than one year, as well as intangible assets with defined useful lives are depreciated/amortized over their estimated useful lives. The Company bases its estimates on the experience of its technical personnel as well as based on its experience in the industry for similar assets, see Notes 3.12, 10 and 11.

2.3.1.3 Post-employment and other non-current employee benefits

The Company regularly evaluates the reasonableness of the assumptions used in its post-employment and other non-current employee benefit computations. Information about such assumptions is described in Note 15.

2.3.1.4 Income taxes

Deferred income tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Company regularly reviews its deferred tax assets for recoverability, and records a deferred tax asset based on its judgment regarding the probability of historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences, see Note 23.

2.3.1.5 Tax, labor and legal contingencies and provisions

The Company is subject to various claims and contingencies related to tax, labor and legal proceedings as described in Note 24. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management periodically assesses the probability of loss for such contingencies and accrues a provision and/ or discloses the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a provision for the estimated loss. Management’s judgment must be exercised to determine the likelihood of such a loss and an estimate of the amount, due to the subjective nature of the loss.

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

2.3.1.7 Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company to and liabilities assumed by the Company from the former owners of the acquire, the amount of any non-controlling interest in the acquiree and the equity interests issued by the Company in exchange for control of the acquiree.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized and measured at their fair value, except that:

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

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that standard.

•	indemnifiable assets are recognized at the acquisition date on the same basis as the indemnifiable liability subject to any contractual limitations.

For each acquisition, management’s judgment must be exercised to determine the fair value of the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, applying estimates or judgments in techniques used, specially in forecasting CGU’s cash flows, in the computation of WACC and estimation of inflation during the identification of intangible assets with indefinite live, mainly, distribution rights.

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

2.3.1.9 Joint Arrangements

An arrangement can be a joint arrangement even though not all of its parties have joint control of the arrangement. When the Company is a party to an arrangement it shall assess whether the contractual arrangement gives all the parties, or a group of the parties, control of the arrangement collectively; joint control exists only when decisions about the relevant activities require the unanimous consent of the parties that control the arrangement collectively. Management needs to apply judgment when assessing whether all the parties, or a group of the parties, have joint control of an arrangement. When assessing joint control, management considers the following facts and circumstances:

a)	If all the parties, or a group of the parties, control the arrangement, considering definition of joint control, as described in Note 3.1; and

b)	If decisions about the relevant activities require the unanimous consent of all the parties, or of a group of the parties

As mentioned in Note 9, the Company accounts for its 51% investment in Coca-Cola FEMSA Philippines, Inc. (CCFPI) as a joint venture, this is based on the facts that the Company and TCCC: (i) make all operating decisions jointly during the initial four-year period; and (ii) potential voting rights to acquire the remaining 49% of CCFPI are not probable to be executed in the foreseeable future due to the fact the call option was “out of the money” as of December 31, 2016 and 2015.

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

2.4 Changes in accounting policies

The Company has applied the following amendments to IFRS during 2016:

IAS 19 Employee Benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment is applied prospectively. For the Company´s pension plan there is no deep market for high-quality corporate bonds in mexican pesos, therefore, the Company continues to use government bond rates (see Note 16.1).

Note 3. Significant Accounting Policies

3.1 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2016. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

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

Acquisitions of non-controlling interests are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognized as a result. Adjustments to non-controlling interests arising from transactions that do not involve the loss of control are measured at carrying amount and reflected in shareholders’ equity as part of additional paid-in capital.

3.2 Business combinations

Business combinations are accounted for using the acquisition method at the acquisition date, which is the date on which control is transferred to the Company. In assessing control, the Company takes into consideration substantive potential voting rights. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets.

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

Costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Any contingent consideration payable is recognized at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, if after reassessment subsequent changes to the fair value of the contingent considerations are recognized in consolidated net income.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete, and discloses that its allocation is preliminary in nature. Those provisional amounts are adjusted during the measurement period (not greater than 12 months from the acquisition date), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

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

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:

•

The variations in the net investment in foreign subsidiaries generated by exchange rate fluctuation are included in other comprehensive income, which is recorded in equity as part of the cumulative translation adjustment within the cumulative other comprehensive income.

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

For incorporation into the Company’s consolidated financial statements, each foreign subsidiary, associate or joint venture’s individual financial statements are translated into Mexican pesos, as follows:

•

For hyperinflationary economic environments, the inflation effects of the origin country are recognized pursuant IAS 29 Financial Reporting in Hyperinflationary Economies, and subsequently translated into Mexican pesos using the year-end exchange rate for the consolidated statements of financial position and consolidated income statement and comprehensive income; and

•

For non-inflationary economic environments, assets and liabilities are translated into Mexican pesos using the year-end exchange rate, equity is translated into Mexican pesos using the historical exchange rate, and the income statement and comprehensive income is translated using the exchange rate at the date of each transaction. The Company uses the average exchange rate of each month only if the exchange rate does not fluctuate significantly.

		Exchange Rates of Local Currencies Translated to Mexican Pesos(1)
Country or Zone	Functional/ Currency	Average Exchange Rate for									Exchange Rate as of
		2016			2015			2014			2016			2015
Mexico	Mexican peso	Ps.	1.00		Ps.	1.00		Ps.	1.00		Ps.	1.00		Ps.	1.00
Guatemala	Quetzal		2.46			2.07			1.72			2.75			2.25
Costa Rica	Colon		0.03			0.03			0.02			0.04			0.03
Panama	U.S. dollar		18.66			15.85			13.30			20.66			17.21
Colombia	Colombian peso		0.01			0.01			0.01			0.01			0.01
Nicaragua	Cordoba		0.65			0.58			0.51			0.70			0.62
Argentina	Argentine peso		1.26			1.71			1.64			1.30			1.32
Venezuela (a)	Bolivar			(a)			(a)			(a)			(a)			(a)
Brazil	Reais		5.39			4.81			5.66			6.34			4.41
Philippines	Philippines peso		0.39			0.35			0.30			0.41			0.36

(1)	Exchange rates published by the central bank of each country
(a)	Venezuela

The Company has operated under exchange controls in Venezuela since 2003, which limit its ability to remit dividends abroad or make payments other than in local currency and which may increase the real price paid for raw materials and services purchased in local currency. Cash balances of the Company’s Venezuelan subsidiary which are not available for use at the time the Company prepares its consolidated financial statements are disclosed in Note 5.

The exchange rate used by the Company for its Venezuelan operations depends on the type of the transaction as explained below.

As of December 31, 2016 and 2015, companies in Venezuela were able to convert bolivars to US dollars at one of the following legal exchange rates:

i)	The official exchange rate. Used for transactions involving what the Venezuelan government considers to be “essential goods and services”. Until March 10, 2016, most of the Company’s concentrate purchases from The Coca-Cola Company and other strategic suppliers qualified for such treatment. As of December 31, 2014 and 2015 the official exchange rate was 6.30 bolivars per US dollar.

ii)	SICAD. Used for certain transactions, including payment of services and payments related to foreign investments in Venezuela, determined by the state-run system known as Sistema Complementario de Administración de Divisas or SICAD exchange rate. The SICAD determined this alternative exchange rate based on limited periodic sales of U.S. dollars through auctions. As of December 31, 2015 the SICAD exchange rate was 13.50 bolivars per U.S. dollar (Ps. 1.27 per bolivar). During part of 2015, SICAD was used for certain types of transactions including purchases from other strategic suppliers that did not qualify by the official exchange rate. In February 2016, this exchange rate was eliminated and combined with the official exchange rate.

iii)	SICAD II. The Venezuelan government enacted a new law in 2014 that authorized an additional method of exchanging Venezuelan bolivars to U.S. dollars. During part of 2015 SICAD-II was used for certain types of transactions not covered by the official exchange rate or the SICAD exchange rate. In February 2015, this exchange rate was eliminated.

iv)	SIMADI. In February 2015, the Venezuelan government enacted a new market-based exchange rate determined by the system known as the Sistema Marginal de Divisas, or SIMADI. The SIMADI determined the exchange rates based on supply and demand of U.S. dollars. The SIMADI exchange rate as of December 31, 2015 was 198.70 bolivars per US dollar (Ps. 0.09 per bolivar). As of December 31 2015, the Company used SIMADI to translate the results of its Venezuela subsidiary.

v)	DIPRO and DICOM. In March 10, 2016, the Venezuelan government announced the replacement of (a) the SIMADI exchange rate with a new market based exchange rate known as Divisas Complementarias, or “DICOM”, and (b) the official exchange rate with a preferential exchange rate denominated Divisa Protegida, or “DIPRO”. The DIPRO exchange rate is determined by the Venezuelan government and may be used to settle imports of a list of goods and raw materials. The DICOM exchange rate is determined based on supply and demand of U.S. dollars. As of December 31, 2016 the DIPRO and DICOM exchange rates were 10 bolivars and 673.76 bolivars per US dollar, respectively. As of December 31, 2016 the Company used the DIPRO exchange rate to remeasure some of its liabilities in US dollar that were originally recorded at the official exchange rate. The DICOM exchange rate was used in the remeasurement of certain liabilities and in the translation of the financial statements of its Venezuelan operations as of December 31, 2016.

The Company’s recognition of its Venezuelan operations involves a two-step accounting process in order to translate into bolivars all transactions in a different currency than bolivars and then to translate the bolivar amounts to Mexican Pesos.

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

As of December 31, 2016, the Company had US$429.8 million in monetary liabilities recorded using the DIPRO exchange rate. Mainly, as explained above, the Company continues to qualify for this exchange rate to pay for the importation of several products in Venezuela and its ability to renegotiate with its main suppliers, where appropriate, the settlement of such liabilities in bolivars. In addition, the Company has US$189.8 million recorded at the DICOM exchange rate.

As of December 31, 2015 the Company had US$418.5 million in monetary liabilities recorded using the official exchange rate, and US$138.7 million recorded at SICAD at the moment this exchange rate was determined by the government, of which US$44.9 million were recorded at 12.00 bolivars, US$35.9 were recorded at 12.80 bolivars and US$57.9 at 13.50 bolivars.

The Company believes that these account payables for imports of essential goods should continue to qualify as transactions that may be settled using the DICOM rate, as they were recorded, but also recognizes the current illiquidity of the U.S. dollar market in Venezuela. If there is a change in the official exchange rate used in the future, or should the Company determine these amounts no longer qualify, the Company may need to recognize a portion of the impact of this change in the income statement.

Step-two: In order to integrate the results of the Venezuelan operations into the consolidated figures of the Company, such Venezuelan results are translated from Venezuelan bolivars into Mexican pesos. During 2016 and 2015, the Company used DICOM (673.76 bolivars per USD) and SIMADI exchange rate (198.70 bolivars per USD) for accounting purposes, respectively, based on the expectations that these would be the exchange rates at which dividends would be settled.

On the disposal of a foreign operation (i.e. a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, a disposal involving loss of joint control over a joint venture that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in other comprehensive income in respect of that operation attributable to the owners of the Company are recognized in the consolidated income statement. The Company continues to monitor all of its foreign operations, but most notably its Venezuela operations for the reasons explained herein. Over the past few years, the Company has recognized significant amounts of exchange difference in accumulated other comprehensive loss (approximating Ps. 20,230 million) related to such Venezuela operations. To the extent that economic and or operational conditions were to worsen in the future resulting in a conclusion that the Company no longer controls such operations, such would result in both deconsolidation and an income statement charge for the accumulated exchange loss. There can be no assurances that such might not happen in the future.

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

The translation of assets and liabilities denominated in foreign currencies into Mexican pesos is for consolidation purposes and does not indicate that the Company could realize or settle the reported value of those assets and liabilities in Mexican pesos. Additionally, this does not indicate that the Company could return or distribute the reported Mexican peso value in equity to its shareholders.

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

•

Applying the appropriate inflation factors to restate capital stock, additional paid-in capital, net income, retained earnings and items of other comprehensive income by the necessary amount to maintain the purchasing power equivalent in the currency of the corresponding hyperinflationary country on the dates such capital was contributed or income was generated up to the date those consolidated financial statements are presented; and

•	Including the monetary position gain or loss in consolidated net income.

The Company restates the financial information of subsidiaries that operate in hyperinflationary economic environment using the consumer price index (CPI) of each country.

As of December 31, 2016, 2015, and 2014, the operations of the Company are classified as follows:

Country	Cumulative Inflation 2014- 2016	Type of Economy	Cumulative Inflation 2013- 2015	Type of Economy	Cumulative Inflation 2012- 2014	Type of Economy
Mexico	9.9%	Non-hyperinflationary	10.5%	Non-hyperinflationary	12.4%	Non-hyperinflationary
Guatemala	10.6%	Non-hyperinflationary	10.8%	Non-hyperinflationary	11.5%	Non-hyperinflationary
Costa Rica	5.1%	Non-hyperinflationary	8.1%	Non-hyperinflationary	14.6%	Non-hyperinflationary
Panama	2.8%	Non-hyperinflationary	5.1%	Non-hyperinflationary	9.7%	Non-hyperinflationary
Colombia	17.0%	Non-hyperinflationary	12.8%	Non-hyperinflationary	8.1%	Non-hyperinflationary
Nicaragua	13.1%	Non-hyperinflationary	15.8%	Non-hyperinflationary	21.9%	Non-hyperinflationary
Argentina (a)	99.7%	Non-hyperinflationary	59.2%	Non-hyperinflationary	52.6%	Non-hyperinflationary
Venezuela	2,263.0%	Hyperinflationary	562.9%	Hyperinflationary	210.2%	Hyperinflationary
Brazil	25.2%	Non-hyperinflationary	24.7%	Non-hyperinflationary	19.0%	Non-hyperinflationary
Philippines (equity method investment)	5.7%	Non-hyperinflationary	8.3%	Non-hyperinflationary	9.9%	Non-hyperinflationary

(a)	Argentina

As of December 2016 there are multiple inflation indices (including combination of indices in the case of CPI or certain months without official available information in the case of National Wholesale Price Index (WPI)), as follows:

(i) CPI for the City and Greater Buenos Aires Area (New CPI-CGBA), for which the IMF noted improvements in quality, this new consumer price index will only be provided for periods after April 2016 and does not provide national coverage. The cumulative CPI inflation (using the indices of the City of Buenos Aires for November 2015 to April 2016) for the three years was 104.6% as of November 2016.

(ii) “Coeficiente de Estabilización de Referencia” (CER or Reference Stabilization Ratio) to calculate the three-year cumulative inflation rate in Argentina, the CER is used by the government of Argentina to adjust the rate they pay on certain adjustable rate bonds they issue. At November 30, 2016, the three-year cumulative inflation rate based on CER data is estimated to be approximately 92%.

(iii) National Wholesale Price Index (WPI) with a cumulative inflation for three years of 92.2% at November 2016 but not including information for November and December 2015 since it was not published by the National Bureau of Statistics of Argentina (INDEC). The WPI has historically been viewed as the most relevant inflation measure for companies by practitioners in Argentina.

As a result of the existence of multiple inflation indices, the Company believes it necessitates an increased level of judgment in determining whether the economy of Argentina should be considered highly inflationary.

The Company believes that general market sentiment is that on the basis of the quantitative and qualitative indicators in IAS 29, the economy of Argentina should not be considered as hyperinflationary as of December 31, 2016. However, it is possible that certain market participants and regulators could have varying views on this topic both during 2016 and as Argentina’s economy continues to evolve in 2017. The Company will continue to carefully monitor the situation and make appropriate changes if and when necessary.

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

3.6.2. Financial assets at fair value through profit or loss (FVTPL)

Financial assets at fair value through profit or loss (FVTPL) include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39 Financial Instruments: Recogntion and Measurement. Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value presented as finance costs (negative net changes in fair value) or finance income (positive net changes in fair value) in the statement of profit or loss.

3.6.3 Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments that are not quoted in an active market. Loans and receivables with a relevant period (including trade and other receivables) are measured at amortized cost using the effective interest method, less any impairment.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial. For the years ended December 31, 2016, 2015 and 2014 the interest income on loans and receivables recognized in the interest income line item within the consolidated income statements is Ps. 3, Ps. - and Ps. -, respectively.

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

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance for doubtful accounts. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to the allowance account. Changes in the carrying amount of the allowance account are recognized in consolidated net income.

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

The Company values and records all derivative financial instruments and hedging activities, in the consolidated statement of financial position as either an asset or liability measured at fair value, considering quoted prices in recognized markets. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable market data, recognized in the financial sector. Changes in the fair value of derivative financial instruments are recorded each year in current earnings otherwise as a component of cumulative other comprehensive income based on the item being hedged and the effectiveness of the hedge.

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

Cost of goods sold is based on weighted average cost of the inventories at the time of sale. Cost of goods sold includes expenses related to the purchase of raw materials used in the production process, as well as labor costs (wages and other benefits), depreciation of production facilities, equipment and other costs, including fuel, electricity, equipment maintenance and inspection.

3.10 Other current assets

Other current assets, which will be realized within a period of less than one year from the reporting date, are comprised of prepaid assets, product promotion and agreements with customers.

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

The Company has agreements with customers for the right to sell and promote the Company’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract, with amortization presented as a reduction of net sales. During the years ended December 31, 2016, 2015 and 2014, such amortization aggregated to Ps. 582, Ps. 317 and Ps. 338, respectively.

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

Investments in associates are accounted for using the equity method and initially recognized at cost, which comprises the investment’s purchase price and any directly attributable expenditure necessary to acquire it. The carrying amount of the investment is adjusted to recognise changes in the Company’s share of net assets of the associate since the acquisition date. The financial statements of the associates are prepared for the same reporting period as the Company.

When the Company’s share of losses exceeds the carrying amount of the associate, including any advances, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has a legal or constructive obligation or has made payments on behalf of the associate.

Goodwill identified at the acquisition date is presented as part of the investment in shares of the associate in the consolidated statement of financial position. Any goodwill arising on the acquisition of the Company’s interest in an associate is measured in accordance with the Company’s accounting policy for goodwill arising in a business combination, see Note 3.2.

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

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. As of December 31, 2016 and 2015 the Company does not have an interest in joint operations. Joint ventures are Ps. 116 in the equity method as described in 3.11.1 above.

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

Investments in progress consist of long-lived assets not yet in service, in other words, that are not yet ready for the purpose that they were bought, built or developed. The Company expects to complete those investments during the following 12 months.

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

•

Returnable: Are classified as long-lived assets as a component of property, plant and equipment. Returnable bottles are recorded at acquisition cost and for countries with hyperinflationary economies, restated according to IAS 29. Depreciation of returnable bottles is computed using the straight-line method considering their estimated useful lives.

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

As of December 31, 2016, the Company had nine bottler agreements in Mexico: (i) the agreements for the Valley of Mexico territory, which are up for renewal in August 2017 and June 2023, (ii) the agreement for the Southeast territory, which is up for renewal in June 2023, (iii) three agreements for the Central territory, which are up for renewal in August 2017 (two agreements), and May 2025, (iv) the agreement for the Northeast territory, which is up for renewal in August 2017, and (v) two agreements for the Bajio territory, which are up for renewal in August 2017 and May 2025. As of December 31, 2016, the Company had nine bottler agreements in Brazil, which are up for renewal in October 2017 (seven agreements) and April 2024 (two agreements); and one bottler agreement in each of Argentina, which is up for renewal in September 2024; Colombia, which is up for renewal in June 2024; Venezuela, which is up for renewal in August 2026; Guatemala, which is up for renewal in March 2025; Costa Rica, which is up for renewal in September 2017; Nicaragua, which is up for renewal in May 2026 and Panama, which is up for renewal in November 2024. The bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement. In addition, these agreements generally may be terminated in the case of material breach. Termination would prevent the Company from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on the Company´s business, financial conditions, results from operations and prospects.

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

3.16 Impairment of long-lived assets

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, or otherwise they are allocated to the smallest CGUs for which a reasonable and consistent allocation basis can be identified.

For goodwill and other indefinite lived intangible assets, the Company tests for impairment on an annual basis and whenever certain circumstances indicate that the carrying amount of the related CGU might exceed its recoverable amount.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted, as discussed in Note 2.3.1.1

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in consolidated net income.

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

As of December, 31 2016 and 2015 there was no impairment recognized in long-lived assets.

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

All financial liabilities are recognized initially at fair value less, in the case of loans and borrowings, directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, loans and borrowings, and derivative financial instruments, see Note 3.7.

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

For defined benefit retirement plans and other non-current employee benefits, such as the Company’s sponsored pension and retirement plans and seniority premiums, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period. All remeasurements effects of the Company’s defined benefit obligation such as actuarial gains and losses and return on plan assets are recognized directly in other comprehensive income (“OCI”). The Company presents service costs within cost of goods sold, administrative and selling expenses in the consolidated statements of income. The Company presents net interest cost within interest expense in the consolidated statements of income. The projected benefit obligation recognized in the consolidated statement of financial position represents the present value of the defined benefit obligation as of the end of each reporting period. Certain subsidiaries of the Company have established plan assets for the payment of pension benefits and seniority premiums through irrevocable trusts of which the employees are named as beneficiaries, which serve to increase the funded status of such plans’ related obligations.

Costs related to compensated absences, such as vacations and vacation premiums, are recognized on an accrual basis. Cost for mandatory severance benefits are recorded when the related event occurs.

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

Selling expenses include:

•

Distribution: labor costs (salaries and other related benefits), outbound freight costs, warehousing costs of finished products, write off of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2016, 2015 and 2014, these distribution costs amounted to Ps. 20,250, Ps. 20,205 and Ps. 19,236, respectively;

•	Sales: labor costs (salaries and other benefits including PTU) and sales commissions paid to sales personnel;

•	Marketing: promotional expenses and advertising costs.

PTU is paid by the Company’s Mexican subsidiaries to its eligible employees. In Mexico, employee profit sharing is computed at the rate of 10% of the individual company taxable income. PTU in Mexico is calculated from the same taxable income for income tax, except for the following: a) neither tax losses from prior years nor the PTU paid during the year are being decreased; and b) payments exempt from taxes for the employees are fully deductible in the PTU computation.

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

In Mexico, the income tax rate is 30% for 2016, 2015 and 2014. As a result of the Mexican Tax Reform discussed below, it will also be 30% for 2017.

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

3.25 Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its shares. As described in Note 22, the Company has potentially dilutive shares and therefore presents its basic and diluted earnings per share. Basic EPS is calculated by dividing the net income attributable to controlling interest by the weighted average number of shares outstanding during the period adjusted for the weighted average of own shares purchased in the year. Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares

3.26 Issuance of stock

The Company recognizes the issuance of own stock as an equity transaction. The difference between the book value of the shares issued and the amount contributed by the non-controlling interest holder or third party is recorded as additional paid-in capital.

Note 4. Mergers and Acquisitions

4.1 Mergers and Acquisitions

The Company has had certain business mergers and acquisitions that were recorded using the acquisition method of accounting. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the respective business, as disclosed below. Therefore, the consolidated statements of income and the consolidated statements of financial position in the years of such acquisitions are not comparable with previous periods. The consolidated statements of cash flows for the year ended December 31, 2016 show the merged and acquired operations net of the cash related to those mergers and acquisitions. For the years ended December 31, 2015 and 2014, the Company did not have any acquisitions or mergers.

While all of the acquired companies disclosed below are bottlers of Coca-Cola trademarked beverages, such acquired entities were not under common ownership control prior to the acquisition.

4.1.1 Acquisition of Vonpar

On December 6, 2016, the Company through its Brazilian subsidiary Spal Industria Brasileira de Bebidas, S.A. completed the acquisition of 100% of Vonpar S.A. (herein “Vonpar”) for a consideration transferred of Ps. 20,992. Vonpar was a bottler of Coca-Cola trademark products which operated mainly in Rio Grande do Sul and Santa Catarina, Brazil. This acquisition was made to reinforce the Company’s leadership position in Brazil.

Of the purchase price of approximately Ps. 20,992 (R$3,508); Spal paid an amount of approximately Ps. 10,370 (R$1,730) in cash on December 6, 2016.

On the same date Spal additionally paid Ps. 4,124 (R$688) in cash, of which in a subsequent and separate transaction the sellers commited to capitalize for an amount of Ps. 4,082 into Coca-Cola FEMSA in exchange for approximately 27.9 million KOF series L shares at an implicit value of Ps. 146.27, at the date of this financial statements the issuance of KOF series L shares are pending to be approved by our shareholders and the Mexican Stock Exchange Regulators.

At Closing, Spal issued and delivered a three-year promissory note to the sellers, for the remaining balance of 1,090 million Brazilian reais (approximately Ps.6,534 million as of December 6, 2016). The promissory note bears interest at an annual rate of 0.375%, and is denominated and payable in Brazilian reais. The promissory note is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. The holders of the promissory note have an option, that may be exercised prior to the scheduled maturity of the promissory note, to capitalize the Mexican peso amount equivalent to the amount payable under the promissory note into a recently incorporated Mexican company which would then be merged into the Company in exchange for Series L shares at a strike price of Ps.178.5 per share. Such capitalization and issuance of new Series L shares is subject to the Company having a sufficient number of Series L shares available for issuance.

As of December 6, 2016, the fair value of KOF series L (KL) shares was Ps. 128.88 per share, in addition the KL shares have not been issued, consequently as a result of this subsequent transaction an embedded financial instrument was originated and recorded into equity for an amount of Ps. 485. In accordance with IAS 32, in the consolidated financial statements the purchase price was also adjusted to recognize the fair value of the embedded derivative arising from the difference between the implicit value of KL shares and the fair value at acquisition date.

As of December 31, 2016 the Company is still in the process of completing its purchase price allocation of this transaction. Specifically, it is in the process of evaluating the fair value of the net assets acquired which valuation is in the process of completion with the assistance of a third party valuation expert. The Company ultimately anticipates allocating a large component of this purchase price to the value of the distribution right agreement with the Coca-Cola Company, which will be an indefinite life intangible asset.

Transaction related costs of Ps. 35 were expensed by Spal as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Results of operation of Vonpar have been included in the Company’s consolidated operating results from the acquisition date.

The preliminary estimate of the fair value of Vonpar’s net assets acquired and the reconciliation of cash flows is as follows:

Total current assets, including cash acquired of Ps. 1,287	Ps.	4,390
Total non-current assets		10,855
Distribution rights		9,602

Total assets		24,847
Total liabilities		(11,709)

Net assets acquired		13,138
Goodwill		7,854

Total consideration transferred	Ps.	20,992

Amount to be paid through Promissory Notes		(6,992)
Cash acquired of Vonpar		(1,287)
Amount recognized as embedded financial instrument		485

Net cash paid		13,198

The Company expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been preliminary allocated to the Company´s cash generating unit in Brazil. The goodwill recognized and expected to be deductible for income tax purposes according to Brazil tax law, is Ps. 7,854.

Selected income statement information of Vonpar for the period from the acquisition date through to December 31, 2016 is as follows:

Income statement	2016
Total revenues	Ps.	1,628
Income before taxes		380
Net income		252

Unaudited Pro Forma Financial Data.

The following unaudited 2016 consolidated pro forma financial data represent the Company’s historical financial statements, adjusted to give effect to (i) the acquisition of Vonpar, as if the acquisition had occurred on January 1, 2016; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired group of companies.

	Unaudited Pro Forma Financial Information for the year ended December 31, 2016
Total revenues	Ps.	187,139
Income before taxes		15,819
Net income		11,539
Earnings per share		4.86

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

	2016		2015
Cash and bank balances	Ps.	5,429	Ps.	4,589
Cash equivalents (see Note 3.5)		5,047		11,400

	Ps.	10,476	Ps.	15,989

As explained in Note 3.3 above, the Company operates in Venezuela, which has a certain level of exchange control restrictions, that might prevent cash and cash equivalent balances from being available for use elsewhere in the group. At December 31, 2016 and 2015, cash and cash equivalent balances of the Company’s Venezuela subsidiary were Ps. 2,764 and Ps. 1,259, respectively.

Note 6. Accounts Receivable

	2016		2015
Trade receivables	Ps.	11,769	Ps.	7,175
The Coca-Cola Company (related party) (Note 13)		1,857		1,559
Loans to employees		145		110
FEMSA and subsidiaries (related parties) (Note 13)		549		495
Other related parties (Note 13)		368		167
Other		768		424
Allowance for doubtful accounts on trade receivables		(451)		(283)

	Ps.	15,005	Ps.	9,647

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

The carrying value of accounts receivable approximates its fair value as of December 31, 2016 and 2015.

Aging of trade receivables past due but not impaired	2016		2015
60-90 days	Ps.	142	Ps.	12
90-120 days		5		1
120 + days		25		21

Total	Ps.	172	Ps.	34

6.2 Changes in the allowance for doubtful accounts

	2016		2015		2014
Balance at beginning of the year	Ps.	283	Ps.	367	Ps.	399
Allowance for the year		6		52		82
Charges and write-offs of uncollectible accounts		(3)		(62)		(78)
Added in business combinations		94		—		—
Effects of changes in foreign exchange rates		71		(74)		(36)

Balance at end of the year	Ps.	451	Ps.	283	Ps.	367

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the customer base being large and dispersed.

Aging of impaired trade receivables	2016		2015
60-90 days	Ps.	6	Ps.	2
90-120 days		13		12
120+ days		432		269

Total	Ps.	451	Ps.	283

6.3 Payments from The Coca-Cola Company:

The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Company’s refrigeration equipment and returnable bottles investment program. Contributions received by the Company for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the carrying amount of refrigeration equipment and returnable bottles items. For the years ended December 31, 2016, 2015 and 2014 contributions due were Ps. 4,518, Ps. 3,749 and Ps. 4,118, respectively.

Note 7. Inventories

	2016		2015
Finished products	Ps.	3,209	Ps.	2,302
Raw materials		3,974		2,830
Non strategic spare parts		2,113		1,431
Inventories in transit		1,207		1,386
Packing materials		171		87
Other		70		30

	Ps.	10,744	Ps.	8,066

For the years ended at 2016, 2015 and 2014, the Company recognized write-downs of its inventories for Ps. 301, Ps. 199 and Ps. 248, respectively to net realizable value.

For the years ended at 2016, 2015 and 2014, changes in inventories are comprised as follows and included in the consolidated income statement under the cost of goods sold caption:

	2016		2015		2014
Changes in inventories of finished goods and work in progress	Ps.	18,154	Ps.	20,053	Ps.	13,409
Raw materials and consumables used		62,534		51,904		53,535

Total	Ps.	80,688	Ps.	71,957	Ps.	66,944

Note 8. Other Current Assets and Other Current Financial Assets

8.1 Other Current Assets:

	2016		2015
Prepaid expenses	Ps.	3,144	Ps.	2,888
Agreements with customers		179		168
Other		21		27

	Ps.	3,344	Ps.	3,083

Prepaid expenses as of December 31, 2016 and 2015 are as follows:

	2016		2015
Advances for inventories	Ps.	2,704	Ps.	2,283
Advertising and promotional expenses paid in advance		141		53
Advances to service suppliers		227		427
Prepaid insurance		49		25
Others		23		100

	Ps.	3,144	Ps.	2,888

Amortization of advertising and promotional expenses paid in advance recorded in the consolidated income statements for the years ended December 31, 2016, 2015 and 2014 amounted to Ps. 5,030 Ps. 3,447 and Ps. 3,488, respectively.

8.2 Other Current Financial Assets:

	2016		2015
Restricted cash	Ps.	774	Ps.	704
Derivative financial instruments (See Note 19)		737		523

	Ps.	1,511	Ps.	1,227

As of December 31, 2016 and 2015, the carrying of the restricted cash were:

	2016		2015
Venezuelan bolivars	Ps.	183	Ps.	344
Brazilian reais		73		360
Colombian pesos		518		—

Total restricted cash	Ps.	774	Ps.	704

Restricted cash in Venezuela and Brazil relates to short term deposits in order to fulfill the collateral requirements for accounts payable.

During 2016 due to a jurisdictional order with the municipal sewage system services, the Colombian autorithies withheld all the cash that Company has in the bank account, the total amount of which was reclassified as a restricted cash according with Company’s accounting policy.

Note 9. Investments in Associates and Joint Ventures

Details of the investments accounted for under the equity method at the end of the reporting period are as follows:

			Ownership Percentage		Carrying Amount
Investee	Principal Activity	Place of Incorporation	2016	2015	2016		2015
Joint ventures:
Compañía Panameña de Bebidas, S.A.P.I. de C.V.	Beverages	Mexico	50.0%	50.0%	Ps.	1,911	Ps.	1,573
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	50.0%	50.0%		145		161
Estancia Hidromineral Itabirito, LTDA	Bottling and Distribution	Brazil	50.0%	50.0%		96		160
Fountain Agua Mineral, LTDA	Beverages	Brazil	50.0%	50.0%		765		491
Coca-Cola FEMSA Philippines, Inc.	Bottling	Philippines	51.0%	51.0%		11,460		9,996
Associates:
Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”) (1)	Sugar production	Mexico	36.4%	36.4%		2,657		2,187
Jugos del Valle, S.A.P.I. de C.V. (1)	Beverages	Mexico	26.3%	26.3%		1,574		1,531
Leao Alimentos e Bebidas, LTDA (1)	Beverages	Brazil	27.7%	24.4%		3,282		1,363
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1)	Caned bottling	Mexico	26.5%	26.5%		177		172
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”) (1)	Recycling	Mexico	35.0%	35.0%		100		100
KSP Participacoes LTDA (1)	Beverages	Brazil	38.7%	38.7%		126		80
Other	Various	Various	Various	Various		64		59

					Ps.	22,357	Ps.	17,873

Accounting method:

(1)	The Company has significant influence due to the fact that it has power to participate in the financial and operating policy decisions of the investee.

At mentioned in Note 4, on December 6, Coca-Cola FEMSA through its subsidiary Spal completed the acquisition of 100% of Vonpar. As part of this acquisition Spal increase its equity interest to 3.36% in Leao Alimentos e Bebidas, LTDA.

During 2016 the Company made capital contributions to Leao Alimentos e Bebidas, LTDA, Compañía Panameña de Bebidas, S.A.P.I. de C.V. and Promotora Industrial Azucarera, S.A. de C.V. in the amounts of Ps. 1,273, Ps. 419 and Ps. 376, respectively, there were no changes in the ownership percentage as a result of capital contributions made by the other shareholders.

During 2016 the Company received dividends from Industria Envasadora de Queretaro, S.A. de C.V., and Estancia Hidromineral Itabirito, LTDA in the amount of Ps. 5 and Ps. 190.

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

Although Coca-Cola FEMSA currently owns 51% of CCFPI, when considering (i) the terms of the shareholders agreements (specifically the fact that during the initial four year period the joint approval of both Coca-Cola FEMSA and TCCC is required to approve CCFPI´s annual business plan, which is the key documents pursuant to which CCFPI´s business is operated, among other matters); and (ii) potential voting rights to acquire the remaining 49% of CCFPI are not probable to be executed in the foreseeable future and the fact that the call option remains “out of the money”, the Company has concluded that it did not control CCFPI during any of the periods presented in our consolidated financial statements and consequently the Company has accounted for this investment as a joint venture using the equity method. As disclosed in Note 28, starting in February 2017 the Company will take control over the relevant activities of CCFPI’s in accordance with the shareholders agreements and will start to consolidate CCFPI results.

For the years ended December 31, 2016, 2015 and 2014 the total net income corresponding to the immaterial associates was Ps. 31, Ps. 185 and Ps. 195, respectively.

For the years ended December 31, 2016, 2015 and 2014 the total net income (loss) corresponding to the immaterial joint ventures was Ps. 116, Ps. (30) and Ps. (320), respectively.

Note 10. Property, Plant and Equipment, net

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2014	Ps.	4,840	Ps.	14,730	Ps.	33,181	Ps.	14,755	Ps.	7,386	Ps.	5,601	Ps.	474	Ps.	1,553	Ps.	82,520
Additions		532		42		542		327		398		8,787		—		234		10,862
Adjustment of fair value of past business combinations		(115)		(610)		891		(57)		—		(68)		99		(253)		(113)
Transfer of completed projects in progress		—		1,263		2,708		1,523		1,994		(7,581)		90		3		—
Transfer (to)/from assets classified as held for sale		—		—		(134)		—		—		—		—		—		(134)
Disposals		(10)		(113)		(1,516)		(632)		(60)		(1)		(14)		(79)		(2,425)
Effects of changes in foreign exchange rates		(663)		(3,117)		(5,414)		(1,975)		(323)		(545)		(42)		(506)		(12,585)
Changes in value on the recognition of inflation effects		110		355		536		186		7		29		—		110		1,333
Capitalization of borrowing costs		—		—		33		—		—		263		—		—		296

Cost as of December 31, 2014	Ps.	4,694	Ps.	12,550	Ps.	30,827	Ps.	14,127	Ps.	9,402	Ps.	6,485	Ps.	607	Ps.	1,062	Ps.	79,754

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2015	Ps.	4,694	Ps.	12,550	Ps.	30,827	Ps.	14,127	Ps.	9,402	Ps.	6,485	Ps.	607	Ps.	1,062	Ps.	79,754
Additions		358		1,201		1,121		1,175		1,655		4,524		—		511		10,545
Transfer of completed projects in progress		59		1,289		3,111		1,168		662		(6,338)		49		—		—
Disposals		(54)		(46)		(1,284)		(972)		(103)		—		(47)		(39)		(2,545)
Effects of changes in foreign exchange rates		(595)		(1,352)		(4,051)		(1,217)		(266)		(1,007)		(13)		(848)		(9,349)
Changes in value on the recognition of inflation effects		245		503		964		295		301		91		—		229		2,628
Capitalization of borrowing costs		—		—		—		—		—		57		—		—		57

Cost as of December 31, 2015	Ps.	4,707	Ps.	14,145	Ps.	30,688	Ps.	14,576	Ps.	11,651	Ps.	3,812	Ps.	596	Ps.	915	Ps.	81,090

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2016	Ps.	4,707	Ps.	14,145	Ps.	30,688	Ps.	14,576	Ps.	11,651	Ps.	3,812	Ps.	596	Ps.	915	Ps.	81,090
Additions		7		204		1,415		337		2,236		5,737		4		367		10,307
Additions from business combinations		—		517		864		105		23		—		4		—		1,513
Transfer of completed projects in progress		46		1,031		2,403		1,978		779		(6,265)		28		—		—
Disposals		(43)		(17)		(1,647)		(574)		(139)		—		(43)		(18)		(2,481)
Effects of changes in foreign exchange rates		252		2,575		4,719		1,953		1,271		546		56		(132)		11,240
Changes in value on the recognition of inflation effects		853		1,470		2,710		851		122		415		—		942		7,363
Capitalization of borrowing costs		—		—		61		—		—		(37)		—		—		24

Cost as of December 31, 2016	Ps.	5,822	Ps.	19,925	Ps.	41,213	Ps.	19,226	Ps.	15,943	Ps.	4,208	Ps.	645	Ps.	2,074	Ps.	109,056

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated depreciation as of January 1, 2014	Ps.	—	Ps.	(3,820)	Ps.	(15,232)	Ps.	(7,658)	Ps.	(3,480)	Ps.	—	Ps.	(91)	Ps.	(454)	Ps.	(30,735)
Depreciation for the year				(317)		(2,320)		(1,396)		(1,879)		—		(45)		(115)		(6,072)
Transfer (to)/from assets classified as held for sale		—		—		62		—		—		—		—		—		62
Disposals		—		56		1,474		602		57		—		13		1		2,203
Effects of changes in foreign exchange rates		—		1,512		3,479		1,046		105		—		1		236		6,379
Changes in value on the recognition of inflation effects		—		(175)		(692)		(135)		(8)		—		—		(54)		(1,064)

Accumulated depreciation as of December 31, 2014	Ps.	—	Ps.	(2,744)	Ps.	(13,229)	Ps.	(7,541)	Ps.	(5,205)	Ps.	—	Ps.	(122)	Ps.	(386)	Ps.	(29,227)

Accumulated Depreciation	Land	Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated depreciation as of January 1, 2015	Ps. —	Ps.	(2,744)	Ps.	(13,229)	Ps.	(7,541)	Ps.	(5,205)	Ps.	—	Ps.	(122)	Ps.	(386)	Ps.	(29,227)
Depreciation for the year	—		(341)		(2,369)		(1,432)		(1,984)		—		(41)		(143)		(6,310)
Disposals	—		70		1,093		946		80		—		7		2		2,198
Effects of changes in foreign exchange rates	—		498		2,142		1,041		167		—		21		212		4,081
Changes in value on the recognition of inflation effects	—		(187)		(425)		(166)		(436)		—		—		(86)		(1,300)

Accumulated depreciation as of December 31, 2015	Ps. —	Ps.	(2,704)	Ps.	(12,788)	Ps.	(7,152)	Ps.	(7,378)	Ps.	—	Ps.	(135)	Ps.	(401)	Ps.	(30,558)

Accumulated Depreciation	Land	Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated depreciation as of January 1, 2016	Ps. —	Ps.	(2,704)	Ps.	(12,788)	Ps.	(7,152)	Ps.	(7,378)	Ps.	—	Ps.	(135)	Ps.	(401)	Ps.	(30,558)
Depreciation for the year	—		(455)		(2,638)		(2,008)		(2,235)		—		(43)		(200)		(7,579)
Disposals	—		11		1,210		672		227		—		8		9		2,137
Effects of changes in foreign exchange rates	—		(595)		(2,615)		(1,148)		(845)		—		(65)		39		(5,229)
Changes in value on the recognition of inflation effects	—		(592)		(1,087)		(521)		(33)		—		—		(306)		(2,539)

Accumulated depreciation as of December 31, 2016	Ps. —	Ps.	(4,335)	Ps.	(17,918)	Ps.	(10,157)	Ps.	(10,264)	Ps.	—	Ps.	(235)	Ps.	(859)	Ps.	(43,768)

Carrying Amount	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
As of December 31, 2014	Ps.	4,694	Ps.	9,806	Ps.	17,598	Ps.	6,586	Ps.	4,197	Ps.	6,485	Ps.	485	Ps.	676	Ps.	50,527
As of December 31, 2015	Ps.	4,707	Ps.	11,441	Ps.	17,900	Ps.	7,424	Ps.	4,273	Ps.	3,812	Ps.	461	Ps.	514	Ps.	50,532

As of December 31, 2016	Ps.	5,822	Ps.	15,590	Ps.	23,295	Ps.	9,069	Ps.	5,679	Ps.	4,208	Ps.	410	Ps.	1,215	Ps.	65,288

During the years ended December 31, 2016, 2015 and 2014 the Company capitalized Ps. 61, Ps. 57 and Ps. 296, respectively of borrowing costs in relation to Ps. 99, Ps. 993 and Ps. 1,915 in qualifying assets. The effective interest rates used to determine the amount of borrowing costs eligible for capitalization were 4.5%, 4.1% and 4.8% respectively.

For the years ended December 31, 2016, 2015 and 2014 interest expenses and net foreign exchange losses (gains) are analyzed as follows:

	2016	2015	2014
Interest expense and foreign exchange, net	Ps.6,149	Ps.7,358	Ps.6,760
Amount capitalized (1)	69	85	338

Net amount in consolidated statements of income	Ps.6,080	Ps.7,273	Ps.6,422

(1)	Amount of interest capitalized in property, plant and equipment and amortized intangible assets. Commitments related to acquisitions of property, plant and equipment are disclosed in Note 24.

Note 11. Intangible Assets

Cost	Rights to Produce and Distribute Coca-Cola trademark Products		Goodwill		Other indefinite lived intangible assets		Technology Costs and management systems		Development systems		Other amortizables		Total
Balance as of January 1, 2014	Ps.	75,727	Ps.	19,922	Ps.	147	Ps.	2,641	Ps.	1,412	Ps.	329	Ps.	100,178
Purchases		—		—		—		73		179		29		281
Changes in fair value of past acquisitions		(2,416)		3,917		—		—		—		—		1,501
Transfer of completed development systems		—		—		—		278		(278)		—		—
Effect of movements in exchange rates		(5,343)		(246)		(8)		(152)		(1)		(13)		(5,763)
Changes in value on the recognition of inflation effects		2,295		—		—		—		—		—		2,295
Capitalization of borrowing cost		—		—		—		42		—		—		42

Cost as of December 31, 2014	Ps.	70,263	Ps.	23,593	Ps.	139	Ps.	2,882	Ps.	1,312	Ps.	345	Ps.	98,534

Balance as of January 1, 2015	Ps.	70,263	Ps.	23,593	Ps.	139	Ps.	2,882	Ps.	1,312	Ps.	345	Ps.	98,534
Purchases		—		—		—		73		458		29		560
Transfer of completed development systems		—		—		—		1,085		(1,085)		—		—
Effect of movements in exchange rates		(4,992)		(2,556)		(19)		(218)		(2)		(44)		(7,831)
Changes in value on the recognition of inflation effects		1,121		—		—		—		—		—		1,121
Capitalization of borrowing cost		—		—		—		28		—		—		28

Cost as of December 31, 2015	Ps.	66,392	Ps.	21,037	Ps.	120	Ps.	3,850	Ps.	683	Ps.	330	Ps.	92,412

Balance as of January 1, 2016	Ps.	66,392	Ps.	21,037	Ps.	120	Ps.	3,850	Ps.	683	Ps.	330	Ps.	92,412
Purchases		—		—		—		127		609		2		738
Acquisition from business combinations		9,602		7,856		1,067		247		3		109		18,884
Transfer of completed development systems		—		—		—		304		(304)		—		—
Disposals		—		—		—		(323)		—		(2)		(325)
Effect of movements in exchange rates		8,124		4,689		61		363		(193)		36		13,080
Changes in value on the recognition of inflation effects		1,220		—		—		—		—		—		1,220
Capitalization of borrowing cost		—		—		—		11		—		—		11

Cost as of December 31, 2016	Ps.	85,338	Ps.	33,582	Ps.	1,248	Ps.	4,579	Ps.	798	Ps.	475	Ps.	126,020

Amortization expense
Balances as of January 1, 2014	Ps.	—	Ps.	—	Ps.	—	Ps.	(1,042)	Ps.	—	Ps.	(162)	Ps.	(1,204)
Amortization expense		—		—		—		(231)		—		(84)		(315)
Effect of movements in exchange rate		—		—		—		—		—		9		9

Balances as of December 31, 2014		—		—		—		(1,273)		—		(237)		(1,510)
Amortization expense		—		—		—		(339)		—		(35)		(374)
Effect of movements in exchange rate		—		—		—		174		—		52		226

Balances as of December 31, 2015		—		—		—		(1,438)		—		(220)		(1,658)
Amortization expense		—		—		—		(427)		—		(35)		(462)
Disposals		—		—		—		249		—		—		249
Effect of movements in exchange rate		—		—		—		(148)		—		(37)		(185)

Balances as of December 31, 2016	Ps.	—	Ps.	—	Ps.	—	Ps.	(1,764)	Ps.	—	Ps.	(292)	Ps.	(2,056)

Balance as of December 31, 2014	Ps.	70,263	Ps.	23,593	Ps.	139	Ps.	1,609	Ps.	1,312	Ps.	108	Ps.	97,024

Balance as of December 31, 2015	Ps.	66,392	Ps.	21,037	Ps.	120	Ps.	2,412	Ps.	683	Ps.	110	Ps.	90,754

Balance as of December 31, 2016	Ps.	85,338	Ps.	33,582	Ps.	1,248	Ps.	2,815	Ps.	798	Ps.	183	Ps.	123,964

During the years ended December 31, 2016, 2015 and 2014 the Company capitalized Ps. 8, Ps. 28 and Ps. 42, respectively of borrowing costs in relation to Ps. 28, Ps. 410 and Ps. 600 in qualifying assets. The effective interest rates used to determine the amount of borrowing costs eligible for capitalization were 4.1%, 4.1% and 4.2%.

For the year ended December 31, 2016, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 8, Ps. 106 and Ps. 358, respectively.

For the year ended December 31, 2015, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 5, Ps. 60 and Ps. 309, respectively.

For the year ended December 31, 2014, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 3, Ps. 188 and Ps. 255, respectively.

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

The aggregate carrying amounts of goodwill and distribution rights allocated to each CGU are as follows:

In millions of Ps.	2016	2015
Mexico	Ps.55,137	Ps.55,137
Guatemala	499	410
Nicaragua	532	465
Costa Rica	1,622	1,391
Panama	1,241	1,033
Colombia	5,988	4,746
Venezuela	1,225	621
Brazil	52,609	23,557
Argentina	67	69

Total	Ps.118,920	Ps.87,429

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

The discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the opportunity cost to a market participant, considering the specific circumstances of the Company and its operating segments and is derived from its WACC. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Company’s investors. The cost of debt is based on the interest bearing borrowings Company is obliged to service, which is equivalent to the cost of debt based on the conditions that would asses a creditor in the market. Segment-specific risk is incorporated by applying beta factors which are evaluated annually based on publicly available market data.

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

The key assumptions by CGU for impairment test as of December 31, 2016 were as follows:

CGU	Pre-tax WACC	Post - tax WACC	Expected Annual Long- Term Inflation 2017-2026	Expected Volume Growth Rates 2017-2026
Mexico	6.8%	6.3%	3.7%	1.2%
Colombia	7.9%	7.5%	3.2%	4.0%
Venezuela	17.5%	17.0%	117.3%	1.0%
Costa Rica	8.4%	8.3%	4.4%	4.7%
Guatemala	9.9%	9.5%	5.0%	13.2%
Nicaragua	10.6%	10.1%	4.2%	5.7%
Panama	7.8%	7.4%	3.0%	4.9%
Argentina	9.1%	8.5%	12.2%	4.1%
Brazil	8.7%	8.1%	4.4%	2.9%

The key assumptions by CGU for impairment test as of December 31, 2015 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long- Term Inflation 2016-2025	Expected Volume Growth Rates 2016-2025
Mexico	6.7%	6.1%	3.4%	2.1%
Colombia	7.6%	6.8%	3.0%	4.4%
Venezuela	17.8%	17.1%	72.5%	3.9%
Costa Rica	8.2%	7.9%	4.7%	3.9%
Guatemala	10.6%	10.0%	3.7%	4.7%
Nicaragua	13.4%	12.8%	5.3%	6.4%
Panama	7.4%	6.8%	3.1%	5.2%
Argentina	9.8%	9.1%	22.8%	3.4%
Brazil	8.0%	7.4%	4.9%	4.0%

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). The Company consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

Sensitivity to Changes in Assumptions

At December 31, 2016 the Company performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of a 100 basis points except for Venezuela and concluded that no impairment would be recorded.

For Venezuela CGU the Company performed a sensivity analysis with a possible change in each key assumption that must change, in order for the CGU recoverable amount assigned to its distribution right to be equal to its carrying amount in accordance with IAS 36 given the uncertainty in the macroeconomic conditions in Venezuela.

To the extent that economic and or operational conditions were to worsen in the future resulting in a conclusion that the Company has an impairment in Venezuela an income statement charge could affect our future results. There can be no assurances that such might not happen in the future.

CGU	Change in WACC	Change in Volume Growth CAGR(1)	Effect on Valuation
Mexico	+0.4%	-1.0%	Passes by 4.1x
Colombia	+0.6%	-1.0%	Passes by 3.4x
Venezuela	+2.7%	-0.385%	Passes by 1.0x
Costa Rica	+1.1%	-1.0%	Passes by 2.7x
Guatemala	+1.0%	-1.0%	Passes by 13.3x
Nicaragua	+3.4%	-1.0%	Passes by 5.4x
Panama	+0.3%	-1.0%	Passes by 11.7x
Argentina	+0.7%	-1.0%	Passes by 270.6x
Brazil	+0.2%	-1.0%	Passes by 1.33x

(1)	Compound Annual Growth Rate (CAGR)

Note 12. Other non-current assets and other non-current financial assets

12.1 Other Non-Current Assets:

	2016	2015
Non-current prepaid advertising expenses	Ps. 392	Ps. 290
Guarantee deposits (1)	1,829	1,031
Prepaid bonuses	150	122
Advances to acquire property, plant and equipment	173	370
Share based payments	168	174
Indemnifiable contingencies from business combinations (2)	8,081	—
Recoverable tax added in business combinations	488	—
Other	199	378

	Ps. 11,480	Ps. 2,365

(1)	As it is customary in Brazil, the Company is required to collaterize tax, legal and labor contingencies by guarantee deposits.

(2)	Corresponds to indemnifiable assets that are warranted by former Vonpar owners as per the share purchase agreement.

12.2 Other Non-Current Financial Assets:

	2016	2015
Non-current accounts receivable to Grupo Estrella Azul (see Note 13)	Ps. —	Ps. 69
Other non-current financial assets	118	105
Derivative financial instruments (See Note 19)	4,615	2,221

	Ps. 4,733	Ps. 2,395

As of December 31, 2016 and 2015 there are no significant variances between the fair value and the carrying value of long term receivables. The fair value is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for receivable of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy.

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

The consolidated statements of financial position and consolidated statements of income include the following balances and transactions with related parties and affiliated companies:

	2016	2015
Balances:
Assets (current included in accounts receivable)
Due from FEMSA and Subsidiaries (see Note 6) (1)(4)	Ps. 549	Ps. 495
Due from The Coca-Cola Company (see Note 6) (1)(4)	1,857	1,559
Due from Heineken Group (1)	304	140
Other receivables (1)	64	27
Assets (non-current included in other non-current financial assets)
Grupo Estrella Azul (see Note 12)	—	69

	Ps. 2,774	Ps. 2,290

	2016	2015
Liabilities (current included in suppliers and other liabilities and loans)
Due to FEMSA and Subsidiaries (3)(4)	Ps. 905	Ps. 1,090
Due to The Coca-Cola Company (2)(3)(4)	4,454	3,140
Due to Heineken Group(3)	1,414	305
Other payables (3)	654	686

	Ps. 7,427	Ps. 5,221

(1)	Presented within accounts receivable.
(2)	Recorded within bank loans.
(3)	Recorded within accounts payable and suppliers.
(4)	Parent

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2016 and 2015, there was no expense resulting from the uncollectibility of balances due from related parties.

Details of transactions between the Company and other related parties are disclosed as follows:

Transactions	2016	2015	2014
Income:
Sales to affiliated parties	Ps. 4,274	Ps. 3,803	Ps. 3,502
Interest income received from Compañía Panameña de Bebidas, S.A.P.I. de C.V.	1	—	—
Interest income received from BBVA Bancomer, S.A. de C.V.	17	13	17
Expenses:
Purchases and other expenses of FEMSA	8,328	7,720	7,368
Purchases of concentrate from The Coca-Cola Company	38,146	27,330	28,084
Purchases of raw material, beer and operating expenses from Heineken	8,823	6,944	6,288
Advertisement expense paid to The Coca-Cola Company	2,354	1,316	1,167

Transactions	2016	2015	2014
Interest expense and fees paid to BBVA Bancomer, S.A. de C.V. (1)	—	—	4
Purchases from Jugos del Valle	2,428	2,135	1,803
Purchase of sugar to Promotora Industrial Azucarera, S.A. de C.V.	1,765	1,236	1,020
Purchase of sugar from Beta San Miguel	1,349	1,264	1,389
Purchase of sugar, cans and aluminum lids to Promotora Mexicana de Embotelladores, S.A. de C.V.	759	587	567
Purchase of canned products to Industria Envasadora de Queretaro, S.A. de C.V.	798	731	591
Purchase of inventories to Leao Alimentos e Bebidas, LTDA	1,648	3,359	2,891
Purchase of resin from Industria Mexicana de Reciclaje, S.A. de C.V.	265	220	266
Donations to Instituto Tecnologico y de Estudios Superiores de Monterrey, A.C. (1)	1	—	11
Donations to Fundación Femsa, A.C.	92	—	—
Interest expense paid to The Coca-Cola Company	—	1	4
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B. (1)	1	22	41
Other expenses with related parties	185	24	19

(1)	One or more members of the Board of Directors or senior management of the Company are also members of the Board of Directors or senior management of the counterparties to these transactions.

The benefits and aggregate compensation paid to executive officers and senior management of the Company, recognized as an expense during the reporting period were as follows:

	2016	2015	2014
Current employee benefits	Ps. 652	Ps. 552	Ps. 584
Termination benefits	154	32	106
Shared based payments	258	138	59

Note 14. Balances and Transactions in Foreign Currencies

Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different from the functional currency of the Company. As of December 31, 2016, 2015 and 2014, assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets		Liabilities
Balances	Current	Non-current	Current	Non-current
As of December 31, 2016
U.S. dollars	2,097	686	3,544	66,995
Euros	—	—	19	—
As of December 31, 2015
U.S. dollars	9,391	602	1,355	53,916
Euros	—	—	22	—

Transactions	Revenues	Purchases of Raw Materials	Interest Expense	Other
Year ended December 31, 2016 U.S. dollars	736	13,242	2,235	1,796
Year ended December 31, 2015 U.S. dollars	569	11,458	1,965	1,301
Year ended December 31, 2014 U.S. dollars	606	13,161	1,652	1,741

Mexican peso exchange rates in effect on December 31, 2016, 2015 and 2014, and on February 23, 2017 were as follows:

	December 31,			April 7,
	2016	2015	2014	2017
U.S. dollar	20.6640	17.2065	14.7180	18.6560

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

During 2016 and 2014, the Company settled its pension plan in Colombia and Brazil, respectively and consequently recognized the corresponding effects of the settlement as disclosed below. In Colombia, the settlement of the complementary pension plan was only for certain executive employess.

15.1 Assumptions

The Company annually evaluates the reasonableness of the assumptions used in its labor liability for post-employment and other non-current employee benefits computations. Actuarial calculations for pension and retirement plans and seniority premiums, as well as the associated cost for the period, were determined using the following long-term assumptions to most non-hyperinflationary significant countries:

Mexico	2016		2015		2014
Financial:
Discount rate used to calculate the defined benefit obligation	7.60%		7.00%		7.00%
Salary increase	4.50%		4.50%		4.50%
Future pension increases	3.50%		3.50%		3.50%
Biometric:
Mortality	EMSSA 2009	(1)	EMSSA 2009	(1)	EMSSA 2009	(1)
Disability	IMSS-97	(2)	IMSS-97	(2)	IMSS-97	(2)
Normal retirement age	60 years		60 years		60 years
Rest of employee turnover	BMAR2007	(3)	BMAR2007	(3)	BMAR2007	(3)

(1)	EMSSA. Mexican Experience of Social Security (for its initials in Spanish)
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social (for its initials in Spanish)
(3)	BMAR. Actuary experience

In Mexico the methodology used to determine the discount rate was the yield or Internal Rate of Return (“IRR”) which involves a yield curve. In this case, the expected rates of each period were taken from a yield curve of the Mexican Federal Government Treasury Bond (known as CETES in Mexico) because there is no deep market in high quality corporate obligations in Mexico.

In Mexico upon retirement, the Company purchases an annuity for senior executives, which will be paid according to the option chosen by the employee.

Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and RetirementPlans	Seniority Premiums
2017	310	18
2018	169	14
2019	176	15
2020	259	15
2021	192	16
2022 to 2026	1,493	97

15.2 Balances of the liabilities for post-employment and other non-current employee benefits

	2016		2015
Pension and Retirement Plans:
Vested benefit obligation	Ps.	656	Ps.	621
Non-vested benefit obligation		1,318		1,077

Accumulated benefit obligation		1,974		1,698
Excess of projected defined benefit obligation over accumulated benefit obligation		941		989

Defined benefit obligation		2,915		2,687
Pension plan funds at fair value		(910)		(864)

Net defined benefit liability	Ps.	2,005	Ps.	1,823

Seniority Premiums:
Vested benefit obligation	Ps.	18	Ps.	16
Non-vested benefit obligation		175		170

Accumulated benefit obligation		193		186
Excess of projected defined benefit obligation over accumulated benefit obligation		223		218

Defined benefit obligation		416		404
Seniority premium plan funds at fair value		(102)		(101)

Net defined benefit liability	Ps.	314	Ps.	303

Post-employment:
Vested benefit obligation	Ps.	—	Ps.	135

Net defined benefit liability	Ps.	—	Ps.	135

Total post-employment and other non-current employee benefits	Ps.	2,319	Ps.	2,261

15.3 Trust assets

Trust assets consist of fixed and variable return financial instruments recorded at market value, which are invested as follows:

Type of instrument	2016	2015
Fixed return:
Traded securities	24%	19%
Life annuities	18%	16%
Bank instruments	1%	3%
Federal government instruments	39%	45%
Variable return:
Publicly traded shares	18%	17%

	100%	100%

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

In Mexico, the amounts and types of securities of the Company in related parties included in portfolio fund are as follows:

	2016		2015
Mexico
Portfolio:
Debt:
Grupo Televisa, S.A.B. de C.V.	Ps.	17	Ps.	17
Grupo Financiero Banorte, S.A.B. de C.V.		7		7
Grupo Industrial Bimbo, S.A.B. de C. V.		14		3
Gentera, S.A.B. de C.V.		8		8
El Puerto de Liverpool, S.A.B. de C.V.		5		5
Capital:
Fomento Económico Mexicano, S.A.B de C.V.		7		10
Gruma, S.A.B. de C.V.		—		5
Alfa, S.A.B. de C.V.		—		13
Grupo Industrial Bimbo, S.A.B. de C.V.		6		3

During the years ended December 31, 2016, 2015 and 2014, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year.

15.4 Amounts recognized in the consolidated income statements and the consolidated statements of comprehensive income

	Income statement								OCI
2016	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps.	145	Ps.	43	Ps.	(61)	Ps.	134	Ps.	558
Seniority premiums		45		—		—		20		27
Post-employment		—		—		—				—

Total	Ps.	190	Ps.	43	Ps.	(61)	Ps.	154	Ps.	585

	Income statement								OCI
2015	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps.	142	Ps.	—	Ps.	(120)	Ps.	124	Ps.	429
Seniority premiums		45		—		(9)		20		33
Post-employment		5		—		—		9		—

Total	Ps.	192	Ps.	—	Ps.	(129)	Ps.	153	Ps.	462

	Income statement								OCI
2014	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps.	137	Ps.	52	Ps.	(230)	Ps.	201	Ps.	481
Seniority premiums		39		—		(27)		19		47
Post-employment		24		—		—		17		72

Total	Ps.	200	Ps.	52	Ps.	(257)	Ps.	237	Ps.	600

For the years ended December 31, 2016, 2015 and 2014, service costs of Ps. 190, Ps. 192 and Ps. 200 have been included in the consolidated statements of income as cost of goods sold, administration and selling expenses.

Remeasurements of the net defined benefit liability recognized in other comprehensive income are as follows (amounts are net of tax):

	2016		2015	2014
Amount accumulated in other comprehensive income as of the beginning of the periods	Ps.	462	Ps.600	Ps.	408
Recognized during the year (obligation liability and plan assets)		75	(49)		280
Actuarial gains and losses arising from changes in financial assumptions		(29)	(77)		87
Foreign exchange rate valuation (gain)		77	(12)		(175)

Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps.	585	Ps.462	Ps.	600

Remeasurements of the net defined benefit liability include the following:

•	The return on plan assets, excluding amounts included in net interest expense.

•	Actuarial gains and losses arising from changes in demographic assumptions.

•	Actuarial gains and losses arising from changes in financial assumptions.

15.5 Changes in the balance of the defined benefit obligation for post-employment and other non-current employee benefits

	2016		2015		2014
Pension and Retirement Plans:
Initial balance	Ps.	2,687	Ps.	2,701	Ps.	2,666
Current service cost		145		142		137
Effect on settlement		—		—		(521)
Effect on curtailment		(61)		(120)		—
Interest expense		194		185		198
Actuarial gains or losses		(7)		(58)		220
Foreign exchange loss		141		39		41
Benefits paid		(192)		(202)		(92)
Amendments		—		—		—
Acquisitions		—		—		—
Past service cost		8		—		52

	Ps.	2,915	Ps.	2,687	Ps.	2,701

Seniority Premiums:
Initial balance	Ps.	404	Ps.	393	Ps.	353
Current service cost		45		45		39
Gain or loss on settlement		—		—		(27)
Effect on curtailment		—		(9)		—
Interest expense		27		26		26

	2016		2015		2014
Actuarial losses		(22)		(21)		28
Benefits paid		(38)		(30)		(26)
Acquisitions		—		—		—

	Ps.	416	Ps.	404	Ps.	393

Post-employment:
Initial balance	Ps.	135	Ps.	194	Ps.	743
Current service cost		—		5		24
Certain liability cost		—		73		—
Interest expense		—		—		17
Reclasification to certain liability cost		(135)		—		—
Actuarial losses		—		—		54
Foreign exchange gain		—		(137)		(638)
Benefits paid		—		—		(6)

	Ps.	—	Ps.	135	Ps.	194

15.6 Changes in the balance of trust assets

	2016		2015		2014
Pension and retirement plans:
Balance at beginning of year	Ps.	864	Ps.	872	Ps.	1,211
Actual return on trust assets		15		26		70
Foreign exchange gain (loss)		4		2		(2)
Life annuities		28		27		128
Benefits paid		(1)		(63)		—
Effect of settlement		—		—		(535)

Balance at end of year	Ps.	910	Ps.	864	Ps.	872

Seniority premiums
Balance at beginning of year	Ps.	101	Ps.	92	Ps.	90
Actual return on trust assets		1		9		2

Balance at end of year	Ps.	102	Ps.	101	Ps.	92

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

The following table presents the impact in absolute terms of a variation of 0.5% in the assumptions on the net defined benefit liability associated with the Company’s defined benefit plans. The sensibility of this 0.5% on the significant actuarial assumptions is based on a projected long-term discount rates to Mexico and a yield curve projections of long-term sovereign bonds:

+0.5%:					Income Statement				OCI
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability (asset)	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	139	Ps.	40	Ps.	(57)	Ps.	125	Ps.	352
Seniority premiums		43		—		—		20		10

Total	Ps.	182	Ps.	40	Ps.	(57)	Ps.	145	Ps.	362

Expected salary increase	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	153	Ps.	45	Ps.	(66)	Ps.	145	Ps.	614
Seniority premiums		48		—		—		22		52

Total	Ps.	201	Ps.	45	Ps.	(66)	Ps.	167	Ps.	666

-0.5%:
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability (asset)	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	154	Ps.	47	Ps.	(66)	Ps.	137	Ps.	636
Seniority premiums		47				—		21		51

Total	Ps.	201	Ps.	47	Ps.	(66)	Ps.	158	Ps.	687

Expected salary increase	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	140	Ps.	42	Ps.	(60)	Ps.	118	Ps.	372
Seniority premiums		42		—		—		19		5

Total	Ps.	182	Ps.	42	Ps.	(60)	Ps.	137	Ps.	377

15.8 Employee benefits expense

For the years ended December 31, 2016, 2015 and 2014, employee benefits expenses recognized in the consolidated income statements are as follows:

	2016		2015		2014
Included in cost of goods sold:
Wages and salaries	Ps.	4,827	Ps.	4,106	Ps.	3,823
Social security costs		1,234		799		742
Employee profit sharing		142		125		141
Pension and seniority premium costs (Note 15.4)		57		56		53
Share-based payment expense (Note 16.2)		11		4		3
Included in selling and distribution expenses:
Wages and salaries		13,526		11,513		11,999
Social security costs		4,571		2,911		2,860
Employee profit sharing		485		453		449
Pension and seniority premium costs (Note 15.4)		65		65		60
Share-based payment expense (Note 16.2)		18		6		3
Included in administrative expenses:
Wages and salaries		2,839		2,551		2,937
Social security costs		472		337		420
Employee profit sharing		56		30		50
Pension and seniority premium costs (Note 15.4)		66		66		63
Post-employment benefits other (Note 15.4)		5		5		24
Share-based payment expense (Note 16.2)		177		254		173

Total employee benefits expense	Ps.	28,551	Ps.	23,281	Ps.	23,800

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

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of achievement of the goals established every year. The bonuses are recorded as a part of the income statement and are paid in cash the following year. During the years ended December 31, 2016, 2015 and 2014 the bonus expense recorded amounted to Ps. 706, Ps. 549 and Ps. 523, respectively.

16.2 Share-based payment bonus plan

The Company has a stock incentive plan for the benefit of its senior executives. This plan uses as its main evaluation metric the EVA. Under the EVA stock incentive plan, eligible employees are entitled to receive a special annual bonus (fixed amount), to purchase FEMSA and Coca-Cola FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 33% per year. The 50% of Coca-Cola FEMSA’s annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options. For the years ended December 31, 2016, 2015 and 2014, no stock options have been granted to employees. Until 2015 the shares were vested ratably over a five year period. Beginning with January 1, 2016 onwards they will ratably vest over a three year period.

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

At December 31, 2016, 2015 and 2014, the shares granted under the Company’s executive incentive plans are as follows:

	Number of shares
Incentive Plan	FEMSA	KOF	Vesting period
2012	956,685	741,245	2013-2015
2013	539,020	370,200	2014-2016
2014	489,345	331,165	2015-2017
2015	457,925	415,375	2016-2018
2016	567,671	719,132	2017-2019

Total	3,010,646	2,577,117

For the years ended December 31, 2016, 2015 and 2014, the total expense recognized for the period arising from share-based payment transactions, using the grant date model, was of Ps. 206, Ps. 264 and Ps. 179, respectively.

As of December 31, 2016 and 2015, the asset recorded by Coca-Cola FEMSA in its consolidated statements of financial position amounted to Ps. 168 and Ps. 174, respectively, see Note 12.

Note 17. Bank Loans and Notes Payables

											2022 and		Carrying Value December 31,		Fair Value at December 31,		Carrying Value December 31,
(In millions of Mexican pesos)	2017		2018		2019		2020		2021		Thereafter		2016		2016		2015
Short-term debt:
Fixed rate debt:
Argentine pesos
Bank loans	Ps.	644	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	644	Ps.	669	Ps.	165
Interest rate		31.98%		—		—		—		—		—		31.98%		—		26.20%
Colombian peso
Bank loans		—		—		—		—		—		—		—		—		219
Interest rate		—		—		—		—		—		—		—		—		6.50%
U.S. dollars
Bank loans		206		—		—		—		—		—		206		208		—
Interest rate		3.40%		—		—		—		—		—		3.40%		—		—

Subtotal	Ps.	850	Ps.	—	Ps.	— `	Ps.	—	Ps.	—	Ps.	—	Ps.	850	Ps.	877	Ps.	384

Variable rate debt:
Colombian peso
Bank loans		723		—		—		—		—		—		723		720	Ps.	—
Interest rate		9.14%		—		—		—		—		—		9.14%		—		—

Subtotal		723		—		—		—		—		—		723		720		—

Short-term debt	Ps.	1,573	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,573	Ps.	1,597	Ps.	384

Long-term debt:
Fixed rate debt:
Argentine pesos
Bank loans	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	18
Interest rate		—		—		—		—		—		—		—		—		15.30%
Brazilian reais
Bank loans		153		151		77		50		41		36		508		480		551
Interest rate		5.06%		5.06%		5.06%		5.06%		5.06%		5.06%		5.06%		—		6.60%
Capital leases		—		—		—		—		—		—		—		—		460
Interest rate		—		—		—		—		—		—		—		—		4.60%
Notes payable(2)		—		—		7,022		—		—		—		7,022		6,547		—
Interest rate		—		—		0.38%		—		—		—		0.38%		—		—
U.S. dollars
Senior notes		—		20,625		—		10,297		—		30,781		61,703		64,230		51,333
Interest rate		—		2.38%		—		4.63%		—		4.43%		3.78%		—		3.80%
Colombian peso
Bank loans		—		758		—		—		—		—		758		750		—
Interest rate		—		9.63%		—		—		—		—		9.63%		—		—
Mexican pesos
Domestic bonds		—		—		—		—		2,497		7,494		9,991		8,983		9,989
Interest rate		—		—		—		—		8.27%		5.46%		6.16%		—		6.20%

Subtotal	Ps.	153	Ps.	21,534	Ps.	7,099	Ps.	10,347	Ps.	2,538	Ps.	38,311	Ps.	79,982	Ps.	80,990	Ps.	62,351

											2022 and		Carrying Value December 31,		Fair Value at December 31,		Carrying Value December 31,
(In millions of Mexican pesos)	2017		2018		2019		2020		2021		Thereafter		2016		2016		2015
Variable rate debt:
U.S. dollars
Bank loans	Ps.	—	Ps.	—	Ps	. —	Ps.	—	Ps.	4,218	Ps.	—	Ps.	4,218	Ps.	4,299	Ps.	—
Interest rate		—		—		—		—		1.60%		—		1.60%		—		—
Mexican pesos
Domestic bonds		—		—		—		—		—		—		—		—		2,496
Interest rate		—		—		—		—		—		—		—		—		3.60%
Bank loans		—		—		—		—		—		—		—		—		—
Interest rate		—		—		—		—		—		—		—		—		—
Argentine pesos
Bank loans		40		—		—		—		—		—		40		41		123
Interest rate		27.84%		—		—		—		—		—		27.84%		—		32.20%
Brazilian reais
Bank loans		483		451		410		308		88		124		1,864		1,776		502
Interest rate		5.49%		5.49%		5.49%		5.49%		5.49%		5.49%		5.49%		—		9.20%
Notes payable		10		10		6		—		—		—		26		23		—
Interest rate		0.44%		0.44%		0.44%		—		—		—		0.44%		—		—
Colombian pesos
Bank loans		793		413		—		—		—		—		1,206		1,213		874
Interest rate		9.14%		10.47%		—		—		—		—		10.47%		—		6.50%

Subtotal		1,326		874		416		308		4,306		124		7,354		7,352		3,995

Long-term debt		1,479		22,408		7,515		10,655		6,844		38,435		87,336		88,342		66,346
Current portion of long term debt		1,479		—		—		—		—		—		1,479		—		3,086

Total long-term debt	Ps.	—	Ps.	22,408	Ps.	7,515	Ps.	10,655	Ps.	6,844	Ps.	38,435	Ps.	85,857	Ps.	88,342	Ps.	63,260

(1)	All interest rates shown in this table are weighted average contractual annual rates.
(2)	Promissory note denominated and payable in Brazilian reais; however, it is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.

For the years ended December 31, 2016, 2015 and 2014, the interest expense related to the bank loans and notes payable is comprised as follows and included in the consolidated income statement under the interest expense caption:

	2016		2015		2014
Interest on debts and borrowings	Ps.	4,099	Ps.	3,540	Ps.	3,170
Capitalized interest		(32)		(60)		(117)
Finance charges for employee benefits		154		155		239
Derivative instruments		3,082		2,619		2,194
Finance operating charges		168		83		60

	Ps.	7,471	Ps.	6,337	Ps.	5,546

Coca-Cola FEMSA has the following debt bonds: a) registered with the Mexican stock exchange: i) Ps. 2,500 (nominal amount) with a maturity date in 2021 and fixed interest rate of 8.27% and ii) Ps. 7,500 (nominal amount) with a maturity date in 2023 and fixed interest rate of 5.46% and b) registered with the SEC : i) Senior notes of US. $ 500 with interest at a fixed rate of 4.63% and maturity date on February 15, 2020, ii) Senior notes of US. $1,000 with interest at a fixed rate of 2.38% and maturity date on November 26, 2018, iii) Senior notes of US. $ 900 with interest at a fixed rate of 3.88% and maturity date on November 26, 2023 and iv) Senior notes of US. $ 600 with interest at a fixed rate of 5.25% and maturity date on November 26, 2043 all of which are guaranteed by our subsidiaries: Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.) and Yoli de Acapulco, S. de R.L. de C.V. (“Guarantors”). In Note 27 we present supplemental guarantors consolidating financial information.

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

Note 18. Other Income and Expenses

	2016		2015		2014
Other income:
Gain on sale of long-lived assets	Ps.	324	Ps.	233	Ps.	150
Cancellation of contingencies		329		255		697
Tax Recovery from previous year		603		20		49
Other		25		112		105

	Ps.	1,281	Ps.	620	Ps.	1,001

Other expenses:
Provisions for contingencies	Ps.	819	Ps.	334	Ps.	232
Loss on the retirement of long-lived assets		321		332		39
Loss on sale of long-lived assets		358		16		183
Non-income taxes from Colombia		48		55		—
Severance payments		13		285		272
Donations		54		221		66
Foreign exchange losses related to operating activities		2,799		871		172
Other		681		254		195

	Ps.	5,093	Ps.	2,368	Ps.	1,159

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

The Company measures the fair value of its financial assets and liabilities classified as level 1 and 2, applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2016 and 2015:

	2016				2015
	Level 1		Level 2		Level 1		Level 2
Derivative financial instruments (asset)	Ps.	375	Ps.	4,977	Ps.	—	Ps.	2,744
Derivative financial instruments (liability)		—		5,680		270		4
Trust assets of labor obligations		1,012		—		965		—

19.1 Total debt

The fair value of bank loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2016 and 2015, which is considered to be level 1 in the fair value hierarchy (See Note 17).

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

At December 31, 2016, the Company has the following outstanding forward agreements to purchase foreign currency:

			Fair Value
	Notional		(Liability)		Asset
Maturity Date	Amount		Dec. 31, 2016
2017	Ps.	6,559	Ps.	(194)	Ps.	362

At December 31, 2015, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Asset Dec. 31, 2015
2016	Ps.	4,435	Ps.	383

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

19.4 Cross-currency swaps

The Company has contracted a number of cross-currency swaps to reduce its exposure to risks of exchange rate and interest rate fluctuations associated with its borrowings denominated in U.S. dollars. The fair value is estimated using market prices that would apply to terminate the contracts at the end of the period. For accounting purposes, the cross currency swaps are recorded as both, Cash Flow Hedges in regards to the foreign exchange risk, and Fair Value Hedges in regards to the interest rate risk and foreign exchange risk. The fair value changes related to exchange rate fluctuations of the notional of those cross currency swaps and the accrued interest are recorded in the consolidated income statements. The remaining portion of the fair value changes, when designated as Cash Flow Hedges, are recorded in the consolidated balance sheet in “cumulative other comprehensive income”. If they are designated as Fair Value Hedges the changes in this remaining portion are recorded in the income statements as “market value (gain) loss on financial instruments”.

At December 31, 2016, the Company had the following outstanding cross currency swap agreements:

			Fair Value
	Notional		(Liability)		Asset
Maturity Date	Amount		Dec. 31, 2016
2017	Ps.	207	Ps.	(10)	Ps.	—
2018		39,262		(4,837)		3,688
2019		7,022		(265)		—
2020		15,118		(246)		798
2021		4,236		(128)		—
2027		5,476		—		125

At December 31, 2015, the Company had the following outstanding cross currency swap agreements:

			Fair Value
	Notional		(Liability)		Asset
Maturity Date	Amount		Dec. 31, 2015
2018	Ps.	30,714	Ps.	—	Ps.	2,216

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

The fair value of expired or sold commodity contracts are recorded in cost of goods sold with the hedged items.

At December 31, 2016, the Company had the following sugar price contracts:

			Fair Value
	Notional		Asset
Maturity Date	Amount		Dec 31, 2016
2017	Ps.	572	Ps.	370	—

At December 31, 2015, the Company had the following sugar price contracts:

			Fair Value
	Notional		(Liability)
Maturity Date	Amount		Dec 31, 2015
2016	Ps.	1,497	Ps.	(190)	—

At December 31, 2016, the Company has the following aluminum price contracts:

			Fair Value
Maturity Date	Notional Amount		Asset Dec. 31, 2016
2017	Ps.	74	Ps.	5

At December 31, 2015, the Company has the following aluminum price contracts:

			Fair Value
Maturity Date	Notional Amount		(Liability) Dec. 31, 2015
2016	Ps.	436	Ps.	(84)

19.6 Derivative financial Instruments for CCFPI acquisition:

The Company’s call option related to the remaining 49% ownership interest in CCFPI is measured at fair value in its financial statements using a Level 3 concept. The call option had an estimated fair value of approximately Ps. 859 million at inception of the option, and approximately Ps. 466 million and Ps. 456 million as of December 31, 2016 and 2015, respectively. Significant observable inputs into that Level 3 estimate include the call option’s expected term (7 years at inception), risk free rate as expected return (LIBOR), a volatility (18.56%) and the underlying enterprise value of the CCFPI. The enterprise value of CCFPI for the purpose of this estimate was based on CCFPI’s long-term business plan. The Company uses Black & Scholes valuation technique to measure call option value. The Company acquired its 51% ownership interest in CCFPI in January 2013 and continues to integrate CCFPI into its global operations using the equity method of accounting, and currently believes that the underlying exercise price of the call option is “out of the money”. The Level 3 fair value of the Company’s put option related to its 51% ownership interest approximates zero as its exercise price as defined in the contract adjusts proportionately to the underlying fair value of CCFPI.

The Company estimates that the call option is “out of the money” as of December 31, 2016 and 2015. As of December 31, 2016 and 2015, the call option is “out of the money” by approximately 25.47% and 13.89% or US$155 million and US$90 million, respectively, with respect to the strike price.

19.7 Option embedded in the Promissory Note to fund the Vonpar’s acquisition

As disclosed in Note 4.1.1, on December 6, 2016, as part of the purchase price paid for the Company’s acquisition of Vonpar, Spal issued and delivered a three-year promissory note to the sellers, for a total amount of 1,090 million Brazilian reais (approximately Ps.7,022 million as of December 31, 2016). The promissory note bears interest at an annual rate of 0.375%, and is denominated and payable in Brazilian reais. The promissory note is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar. The holders of the promissory note have an option, that may be exercised prior to the scheduled maturity of the promissory note, to capitalize the Mexican peso amount equivalent to the amount payable under the promissory note into a recently incorporated Mexican company which would then be merged into the Company in exchange for Series L shares at a strike price of Ps.178.5 per share. Such capitalization and issuance of new Series L shares is subject to the Company having a sufficient number of Series L shares available for issuance.

The Company uses Black & Scholes valuation technique to measure call option at fair value. The call option had an estimated fair value of Ps. 343 million at inception of the option and Ps. 368 million as of December 31, 2016. The option is recorded as part of the Promisory Note disclosed in Note 17.

The Company estimates that the call option is “out of the money” as of December 31, 2016 by approximately 35.9% or US$ 93 million with respect to the strike price.

19.8 Net effects of expired contracts that met hedging criteria

Type of Derivatives	Impact in Consolidated Income Statement	2016		2015		2014
Cross-currency swaps (1)	Interest expense	Ps.	—	Ps.	2,595	Ps.	—
Cross-currency swaps (1)	Foreign exchange		—		(10,911)		—
Interest rate swaps	Interest expense		—		—		137
Option to purchase foreign currency	Cost of goods sold		—		(21)		—
Forward agreements to purchase foreign currency	Cost of goods sold		(45)		(523)		(22)
Commodity price contracts	Cost of goods sold		(241)		619		291

(1)	This amount corresponds to the settlement of cross currency swaps portfolio in Brazil presented as part of the other financial activities.

19.9 Net effect of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2016		2015		2014
Forward agreements to purchase foreign currency	Market value gain (loss) on financial instruments	Ps.	—	Ps.	52	Ps.	(1)
Cross-currency swaps	Market value (loss) gain on financial instruments		—		(20)		26

19.10 Net effect of expired contracts that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2016		2015		2014
Cross-currency swaps	Market value gain on financial instruments	Ps.	—	Ps.	105	Ps.	—
Embedded derivatives	Market value gain on financial instruments		—		5		—

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

The Company tracks the fair value (mark to market) of its derivative financial instruments and its possible changes using scenario analyses. The following disclosures provide a sensitivity analysis of the market risks, which the Company is exposed to as it relates to foreign exchange rates, interests rates and commodity prices, which it considers in its existing hedging strategy:

Forward Agreements to Purchase USD (MXN/USD)	Change in U.S.$ Rate		Effect on Equity	Effect on Profit or Loss
2016	(17%)	Ps.	(916)	Ps.	—
2015	(11%)		(197)		—
2014	(7%)		(99)		—

Forward Agreements to Purchase USD (BRL/USD)	Change in U.S.$ Rate		Effect on Equity	Effect on Profit or Loss
2016	(18%)	Ps.	(203)	Ps.	—
2015	(21%)		(387)		—
2014	(14%)		(96)		—

Forward Agreements to Purchase USD (COP/USD)	Change in U.S.$ Rate		Effect on Equity	Effect on Profit or Loss
2016	(18%)	Ps.	(255)	Ps.	—
2015	(17%)		(113)		—
2014	(9%)		(33)		—

Forward Agreements to Purchase USD (ARS/USD)	Change in U.S.$ Rate		Effect on Equity	Effect on Profit or Loss
2015	(36%)		(231)		—
2014	(11%)		(22)		—

Cross Currency Swaps (USD into MXN)	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2016	(17%)	Ps.	(3,687)	Ps.	(1,790)
2015	(11%)		—		(938)
2014	(7%)		—		(481)

Cross Currency Swaps (USD into BRL)	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2016	(18%)	Ps.	(9,559)	Ps.	—
2015	(21%)		(4,517)		(1,086)
2014	(14%)		—		(3,935)

Sugar Price Contracts	Change in Sugar price	Effect on Equity		Effect on Profit or Loss
2016	(33%)	Ps.	(310)	Ps.	—
2015	(31%)		(406)		—
2014	(27%)		(528)		—

Aluminum Price Contracts	Change in Aluminum price	Effect on Equity		Effect on Profit or Loss
2016	(16%)	Ps.	(13)	Ps.	—
2015	(18%)		(58)		—
2014	(17%)		(87)		—
Options to Purchase Foreign Currency (MXN/USD)	Change in U.S. $ Rate	Effect on Equity		Effect on Profit or Loss
2015	(11%)	Ps.	(57)	Ps.	—
2014	(7%)		(20)		—
Options to Purchase Foreign Currency (COP/USD)	Change in Aluminum price	Effect on Equity		Effect on Profit or Loss
2015	(17%)	Ps.	(9)	Ps.	—
2014	(9%)		(9)		—

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

The following disclosures provide a sensitivity analysis of the interest rate risks, management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to its fixed and floating rate borrowings, which considers its existing hedging strategy:

Interest Rate Risk	Change in U.S.$ Rate	Effect on (Profit) or Loss
2016	+100 bps	Ps.	(211)
2015	+100 bps		(175)
2014	+100 bps		(231)

19.13 Liquidity risk

The Company’s principal source of liquidity has generally been cash generated from its operations. A significant majority of the Company’s sales are on a short-term credit basis. The Company has traditionally been able to rely on cash generated from operations to fund its capital requirements and its capital expenditures. The Company’s working capital benefits from the fact that most of its sales are made on a cash basis, while it’s generally pays its suppliers on credit. In recent periods, the Company has mainly used cash generated from operations to fund acquisitions. The Company has also used a combination of borrowings from Mexican and international banks and issuances in the Mexican and international capital markets to fund acquisitions.

Ultimate responsibility for liquidity risk management rests with the Company’s board of directors, which has established an appropriate liquidity risk management framework for the evaluation of the Company’s short-, medium- and long-term funding and liquidity requirements. The Company manages liquidity risk by maintaining adequate reserves,and continuously monitoring forecasted and actual cash flows and by maintaining a conservative debt maturity profile.

The Company has access to credit from national and international banking institutions in order to face treasury needs; besides, the Company has the highest rating for Mexican companies (AAA) given by independent rating agencies, allowing the Company to evaluate capital markets in case it needs resources.

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

See Note 17 for a disclosure of the Company’s maturity dates associated with its non-current financial liabilities as of December 31, 2016.

The following table reflects all contractually fixed and variable pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected gross cash outflows from derivative financial liabilities that are in place as of December 31, 2016.

Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on economic conditions (like interest rates and foreign exchange rates) existing at December 31, 2016.

(In millions of Ps)	2017		2018		2019		2020		2021		2022 and thereafter
Non-derivative financial liabilities:
Notes and bonds	Ps.	2,989	Ps.	21,842	Ps.	8,234	Ps.	11,504	Ps.	3,620	Ps.	56,870
Loans from banks		3,316		1,915		630		501		4,467		332
Derivatives financial liabilities		(332)		455		455		455		(212)		(337)

The Company generally makes payments associated with its financial liabilities with cash generated from its operations.

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

The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining a Credit Support Annex (CSA) that establishes margin requirements. As of December 31, 2016 the Company concluded that the maximum exposure to credit risk related with derivative financial instruments is not significant given the high credit rating of its counterparties.

Note 20. Non-Controlling Interest in Consolidated Subsidiaries

An analysis of Coca-Cola FEMSA’s non-controlling interest in its consolidated subsidiaries for the years ended December 31, 2016, 2015 and 2014 is as follows:

	2016		2015		2014
Mexico	Ps.	5,879	Ps.	3,342	Ps.	3,614
Colombia		22		12		15
Brazil		1,195		632		772

	Ps.	7,096	Ps.	3,986	Ps.	4,401

Non-controlling interests in Mexico primarily represent the individual results of a Mexican holding company Kristine Oversease, S.A.P.I. de C.V. This entity also has non-controlling stakes in certain Brazilian subsidiaries.

The changes in the Coca-Cola FEMSA’s non-controlling interest were as follows:

	2016		2015		2014
Balance at beginning of the year	Ps.	3,986	Ps.	4,401	Ps.	4,042
Net income of non controlling interest		457		94		424
Exchange differences on translation of foreign operations		1,845		(554)		(21)
Remeasurements of the net defined employee benefit liability		—		6		(21)
Valuation of the effective portion of derivative financial instruments, net of taxes		51		50		(5)
Increase in shares of non-controlling interest		826		—		—
Dividends paid		(69)		(11)		(18)

Balance at end of the year	Ps.	7,096	Ps.	3,986	Ps.	4,401

Note 21. Equity

21.1 Equity accounts

As of December 31, 2016, the capital stock of Coca-Cola FEMSA is represented by 2,072,922,229 common shares, with no par value. Fixed capital stock is Ps. 922 (nominal value) and variable capital is unlimited.

The characteristics of the common shares are as follows:

•	Series “A” and series “D” shares are ordinary, have all voting rights and are subject to transfer restrictions;

•	Series “A” shares may only be acquired by Mexican individuals and may not represent less than 51% of the ordinary shares.

•	Series “D” shares have no foreign ownership restrictions and may not represent more than 49% of the ordinary shares.

•	Series “L” shares have no foreign ownership restrictions and have limited voting rights.

As of December 31, 2016, 2015 and 2014, the number of each share series representing Coca-Cola FEMSA’s capital stock is comprised as follows:

	Thousands of Shares
Series of shares	2016	2015	2014
“A”	992,078	992,078	992,078
“D”	583,546	583,546	583,546
“L”	497,298	497,298	497,298

	2,072,922	2,072,922	2,072,922

The changes in the share are as follows:

	Thousands of Shares
Series of shares	2016	2015	2014
Initial shares	2,072,922	2,072,922	2,072,922
Shares issuance	—	—	—

Final shares	2,072,922	2,072,922	2,072,922

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve amounts to 20% of capital stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company. As of December 31, 2016, 2015 and 2014, this reserve was Ps. 164.

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except for restated shareholder contributions and distributions made from net consolidated taxable income, denominated “Cuenta de Utilidad Fiscal Neta” (“CUFIN”).

Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. As of December 31, 2016, the Company’s balances of CUFIN amounted to Ps. 10,161.

For the years ended December 31, 2016, 2015 and 2014 the dividends declared and paid per share by the Company are as follows:

Series of shares	2016 (1)		2015		2014
“A”	Ps.	3,323	Ps.	3,065	Ps.	2,877
“D”		1,955		1,803		1,692
“L”		1,667		1,537		1,443

	Ps.	6,945	Ps.	6,405	Ps.	6,012

(1)	At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 7, 2016, the shareholders declared a dividend of Ps. 6,945 that was paid in May 3, 2016 and November 1, 2016. Represents a dividend of Ps. 3.35 per each ordinary share.

21.2 Capital management

The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balance in order to obtain the lowest cost of capital available. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2016 and 2015.

The Company is not subject to any externally imposed capital requirements, other than the legal reserve and debt covenants (see Note 17 and Note 21.1).

The Company’s finance committee reviews the capital structure of the Company on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. In conjunction with this objective, the Company seeks to maintain the highest achievable credit rating both nationally and internationally. A sustained increase above this level could result in a one notch downgrade. As a result, prior to entering into new business ventures, acquisitions or divestures, management evaluates the optimal ratio of debt to EBITDA in order to maintain its credit rating.

Note 22. Earnings per Share

Basic earnings per share amounts are calculated by dividing consolidated net income for the year attributable to controlling interest by the weighted average number of shares outstanding during the period adjusted for the weighted average of own shares purchased in the period.

Diluted earnings per share amounts are calculated by dividing consolidated net income for the year attributable to equity holders of the parent by the weighted average number of shares outstanding during the period plus the weighted average number of shares for the effects of dilutive potential shares (originated by the Company’s commitment to capitalize 27.9 million KOF series L shares described in Note 4.1.1).

Basic and diluted earnings per share amounts are as follows:

	2016
	Per Series “A” Shares		Per Series “D” Shares		Per Series “L” Shares
Consolidated net income	Ps.	5,038	Ps.	2,963	Ps.	2,526

Consolidated net income attributable to equity holders of the parent		4,819		2,835		2,416
Weighted average number of shares for basic earnings per share (millions of shares)		992		584		497

	2015
	Per Series “A” Shares		Per Series “D” Shares		Per Series “L” Shares
Consolidated net income	Ps.	4,943	Ps.	2,908	Ps.	2,478

Consolidated net income attributable to equity holders of the parent		4,898		2,881		2,456
Weighted average number of shares for basic earnings per share (millions of shares)		992		584		497

	2014
	Per Series “A” Shares		Per Series “D” Shares		Per Series “L” Shares
Consolidated net income	Ps.	5,248	Ps.	3,087	Ps.	2,631

Consolidated net income attributable to equity holders of the parent		5,045		2,968		2,529
Weighted average number of shares for basic earnings per share (millions of shares)		992		584		497

	2016
	Per Series “A” Shares		Per Series “D” Shares		Per Series “L” Shares
Consolidated net income	Ps.	5,038	Ps.	2,963	Ps.	2,526

Consolidated net income attributable to equity holders of the parent		4,819		2,835		2,416
Weighted average number of shares for basic earnings per share (millions of shares)		992		584		497
Effect of dilution associated with commitment to deliver 27.9 million KOF L shares		—		—		2

Weighted average number of shares adjusted for the effect of dilution (Shares outstanding)		992		584		499

Note 23. Income Taxes

23.1 Income Tax

The major components of income tax expense for the years ended December 31, 2016, 2015 and 2014 are:

	2016		2015		2014
Current tax expense:
Current year	Ps.	8,574	Ps.	6,060	Ps.	5,002

Deferred tax expense:
Origination and reversal of temporary differences		(2,812)		721		1,808
(Benefit) utilization of tax losses recognized		(1,834)		(2,230)		(2,949)

Total deferred tax expense		(4,646)		(1,509)		(1,141)

Total income tax expense in consolidated net income	Ps.	3,928	Ps.	4,551	Ps.	3,861

2016	Mexico		Foreign		Total
Current tax expense:
Current year	Ps.	4,035	Ps.	4,539	Ps.	8,574

Deferred tax expense:
Origination and reversal of temporary differences		(1,117)		(1,695)		(2,812)
(Benefit) utilization of tax losses recognized		(1,285)		(549)		(1,834)

Total deferred tax expense (benefit)		(2,402)		(2,244)		(4,646)

Total income tax expense in consolidated net income	Ps.	1,633	Ps.	2,295	Ps.	3,928

2015	Mexico		Foreign		Total
Current tax expense:
Current year	Ps.	3,887	Ps.	2,173	Ps.	6,060

Deferred tax expense:
Origination and reversal of temporary differences		427		294		721
(Benefit) utilization of tax losses recognized		(997)		(1,233)		(2,230)

Total deferred tax expense (benefit)		(570)		(939)		(1,509)

Total income tax expense in consolidated net income	Ps.	3,317	Ps.	1,234	Ps.	4,551

2014	Mexico		Foreign		Total
Current tax expense:
Current year	Ps.	2,974	Ps.	2,028	Ps.	5,002

Deferred tax expense:
Origination and reversal of temporary differences		(249)		2,057		1,808
Benefit of tax losses recognized		(490)		(2,459)		(2,949)

Total deferred tax expense (benefit)		(739)		(402)		(1,141)

Total income tax expense in consolidated net income	Ps.	2,235	Ps.	1,626	Ps.	3,861

Recognized in Consolidated Statement of Other Comprehensive Income (OCI)

Income tax related to items charged or recognized directly in OCI during the year:	2016		2015		2014
Unrealized loss (gain) on cash flow hedges	Ps.	324	Ps.	(19)	Ps.	99
Remeasurements of the net defined benefit liability		12		32		(51)

Total income tax recognized in OCI	Ps.	336	Ps.	13	Ps.	48

Balance of income tax included in Accumulated Other Comprehensive Income (AOCI) as of:

Income tax related to items charged or recognized directly in OCI as of year end:	2016		2015		2014
Unrealized loss (gain) on derivative financial instruments	Ps.	227	Ps.	(91)	Ps.	(107)

Comprehensive income to be reclassified to profit or loss in subsequent periods		227		(91)		(107)

Re-measurements of the net defined benefit liability		(143)		(112)		(167)

Balance of income tax in OCI	Ps.	84	Ps.	(203)	Ps.	(274)

A reconciliation between tax expense and income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method multiplied by the Mexican domestic tax rate for the years ended December 31, 2016, 2015 and 2014 is as follows:

	2016	2015	2014
Mexican statutory income tax rate	30%	30%	30%
Income tax from prior years	1.33	0.50	0.09
Loss on monetary position for subsidiaries in hyperinflationary economies	(2.20)	0.07	0.62
Annual inflation tax adjustment	0.15	(2.22)	(3.29)
Non-deductible expenses	2.38	2.92	2.58
Non-taxable income	(0.90)	(0.41)	(0.99)
Income taxed at a rate other than the Mexican statutory rate	2.06	0.75	0.84
Effect of restatement of tax values	(2.29)	(1.16)	(1.97)
Effect of change in statutory rate	—	0.11	0.09
Effect of changes in Venezuela Tax Law	7.74	—	—
Income tax credits	(7.84)	—	—
Other	(2.98)	0.35	(2.15)

	27.45%	30.91%	25.82%

Deferred income tax

An analysis of the temporary differences giving rise to deferred income tax liabilities (assets) is as follows:

	Consolidated Statement of Financial Position as of				Consolidated Income Statement
Consolidated Statement of Financial Position	2016		2015		2016		2015		2014
Allowance for doubtful accounts	Ps.	(148)	Ps.	(95)	Ps.	(8)	Ps.	2	Ps.	5
Inventories		(14)		138		(163)		(15)		117
Prepaid expenses		13		78		(71)		7		(24)
Property, plant and equipment, net(1)		1,599		(204)		1,439		(96)		(544)
Other assets		(403)		(561)		167		41		(449)
Finite useful lived intangible assets		56		285		(289)		112		(30)
Indefinite lived intangible assets		1,458		2,963		5,280		(26)		(153)
Post-employment and other non-current employee benefits		(229)		(235)		(1)		115		(85)
Derivative financial instruments		86		24		62		22		(10)
Contingencies		(1,822)		(1,052)		(96)		(7)		(458)
Employee profit sharing payable		(166)		(152)		(14)		(3)		15
Tax loss carryforwards		(8,101)		(4,823)		(1,834)		(2,230)		(2,948)
Tax credits to recover(2)		(1,150)		—		(1,150)		—		—
Cumulative other comprehensive income		84		(222)		—		—		—
Deductible tax goodwill of business acquisition		160		(1,270)		(1,921)		1,378		1,775
Liabilities of amortization of goodwill of business acquisition		5,921		4,147		45		(32)		(12)
Other liabilities		(2,120)		(1,996)		(6,092)		(777)		1,660

Deferred tax (income)					Ps.	(4,646)	Ps.	(1,509)	Ps.	(1,141)

Deferred tax, asset	Ps.	(5,981)	Ps.	(4,098)
Deferred tax, liability		1,205		1,123

Deferred income taxes, net	Ps.	(4,776)	Ps.	(2,975)

(1)	As a result of the change of Venezuelan tax regulations, the Company recognized a deferred tax liability for an amount of Ps. 1,107 with their corresponding impact on the income tax of the year.
(2)	Correspond to income tax credits arising of dividends received from foreign subsidiaries to be recovered within the next ten years accordingly to the Mexican Income Tax law as well as effects of the exchange of foreign currencies with Related and Non-Related Parties.

The changes in the balance of the net deferred income tax liability are as follows:

	2016		2015		2014
Balance at beginning of the year	Ps.	(2,975)	Ps.	(1,871)	Ps.	(439)
Deferred tax provision for the year		(4,381)		(1,526)		(1,155)
Change in the statutory rate		—		16		14
Acquisition of subsidiaries, see Note 4		150		—		(445)
Effects in equity:
Unrealized loss (gain) on derivative financial instruments		324		(19)		99
Unrealized gain on available for sale securities		—		—		—
Cumulative translation adjustment		1,766		350		99
Remeasurements of the net defined benefit liability		12		32		(51)
Inflation adjustment		328		43		7

Balance at end of the year	Ps.	(4,776)	Ps.	(2,975)	Ps.	(1,871)

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

Tax Loss Carryforwards

The subsidiaries in Mexico, Colombia and Brazil have tax loss carryforwards. Unused tax loss carryforwards, for which a deferred income tax asset has been recognized, may be recovered provided certain requirements are fulfilled. The tax losses carryforwards and their years of expiration are as follows:

	Tax Loss Carryforwards
2021	Ps.	12
2022		160
2023		—
2024		1,791
2025		3,433
2026 and thereafter		5,490
No expiration (Brazil and Colombia)		13,905

	Ps.	24,791

During 2013 the Company completed certain acquisitions in Brazil. In connection with the acquisitions in Brazil the Company recorded certain goodwill balances that are deductible for Brazilian income tax reporting purposes. The deduction of such goodwill amortization has resulted in the creation of Net Operating Losses (NOLs) in Brazil. NOLs in Brazil have no expiration, but their usage is limited to 30% of Brazilian taxable income in any given year. As of December 31, 2016 and 2015 the Company believes that it is more likely than not that it will ultimately recover such NOLs through the reversal of temporary differences and future taxable income. Accordingly the related deferred tax assets have been fully recognized.

During the years 2016, 2015 and 2014 the Company has generated NOLs in Mexico as a result of adverse exchange rate fluctuations that impacted the Company’s effective income tax rate. These NOL’s expire as indicated the table above.

The changes in the balance of tax loss carryforwards are as follows:

	2016		2015		2014
Balance at beginning of the year	Ps.	14,900	Ps.	9,400	Ps.	537
Increase (see sources above)		5,616		7,001		8,912
Usage of tax losses		(4)		(37)		(94)
Effect of foreign currency exchange rates		4,279		(1,464)		45

Balance at end of the year	Ps.	24,791	Ps.	14,900	Ps.	9,400

There were no withholding taxes associated with the payment of dividends in either 2016, 2015 or 2014 by the Company to its shareholders.

The Company has determined that undistributed profits of its subsidiaries, joint ventures or associates will not be distributed in the foreseeable future. The temporary differences associated with investments in subsidiaries, associates and joint ventures that have not been recognized, aggregate to December 31, 2016: Ps. 5,136, December 31, 2015: Ps. 8,014 and, December 31, 2014: Ps. 7,326.

On January 1, 2014 an amendment to the Mexican income tax law became effective. The most important effects in the Company involve changes in the income tax rate, which shall remain of 30%.

During 2014, the Company took advantage of a Brazilian tax amnesty program. The settlement of certain outstanding matters under that amnesty program generated a benefit of Ps. 455 which is reflected in other income during the year ended December 31, 2014.

23.2 Recoverable taxes

Recoverable taxes are mainly integrated by higher provisional payments of income tax during 2016 in comparison to prior year, which will be compensated during 2017.

The operations in Guatemala and Colombia are subject to a minimum tax, which is based primary on a percentage of assets. Any payments are recoverable in future years, under certain conditions.

23.3 Tax Reform

On January 1, 2015, a general tax reform became effective in Colombia. This reform included the imposition of a new temporary tax on net equity through 2017 to Colombian residents and non-residents who own property in Colombia directly or indirectly through branches or permanent establishments. The relevant taxable base will be determined annually based on a formula. For net equity that exceeds 5.0 billion Colombian pesos (approximately US$2.1 million) the rate will be 1.15% in 2015, 1.00% in 2016 and 0.40% in 2017. In addition, the tax reform in Colombia imposed that the supplementary income tax at a rate of 9.0% as contributions to social programs, which was previously scheduled to decrease to 8.0% by 2015, will remain indefinitely. Additionally, this tax reform included the imposition of a temporary contribution to social programs at a rate of 5.0%, 6.0%, 8.0% and 9.0% for the years 2015, 2016, 2017 and 2018, respectively. Finally, this reform establishes an income tax deduction of 2.0% of value-added tax paid in the acquisition or import of hard assets, such as tangible and amortizable assets that are not sold or transferred in the ordinary course of business and that are used for the production of goods or services. Some of these rules were changed again through a new tax reform introduced at the end of 2016 and be effective in 2017, as described below.

On January 1, 2017, a new general tax reform became effective in Colombia. This reform modifies the income tax rate to 33%, starting with a 34.0% for 2017 and then 33% for the next years. In addition, this reform includes an extra income tax rate of 6.0% for 2017 and 4% for 2018, for entities located outside free trade zone. Regarding taxpayers located in free trade zone, the special income tax rate increase to 20% for 2017. In 2016 the rate is 15.0%. Additionally, the supplementary income tax (9.0%) the temporary contribution to social programs (5.0 % to 9.0 % for 2015 to 2018), and the tax on net equity which were included in tax reform 2015 were eliminated. For 2017, the dividends received by individuals that are Colombian residents will be subject to a withholding of 35.0%; the dividends received by foreign individuals or entities non-residents in Colombia will be subject to a withholding of 5.0%. Finally, regarding the presumptive income on patrimony, the rate increased to a 3.5% for 2017 instead of 3% in 2016. Starting in 2017, the Colombian general rate of value-added tax (VAT) increased to 19%, replacing the 16% rate in effect till 2016.

On December 30, 2015, the Venezuelan government enacted a package of tax reforms that became effective in 2016. This reform mainly (i) eliminated the inflationary adjustments for the calculation of income tax as well as the new investment tax deduction, and (ii) imposed a new tax on financial transactions effective as of February 1, 2016, for those identified as “special taxpayers,” at a rate of 0.75% over certain financial transactions, such as bank withdrawals, transfer of bonds and securities, payment of debts without intervention of the financial system and debits on bank accounts for cross-border payments, which will be immediately withheld by the banks. Given the inherent uncertainty as to how the Venezuelan Tax Administration will require that the aforementioned inflation adjustments be applied, starting 2016 the Company decided to recognize the effects of elimination of the inflationary adjustments.

On April 1, 2015, the Brazilian government issued Decree No. 8.426/15 to impose, as of July 2015, PIS/COFINS (Social Contributions on Gross Revenues) of 4.65% on financial income (except for foreign exchange variations).

Starting in 2016, the Brazilian rates of value-added tax in certain states will change as follows: Mato Grosso do Sul from 17.0% to 20.0%; Rio Grande do Sul from 18% to 20%; Minas Gerais, 18.0% and an additional 2.0% will be charged on sales to non-taxpayers, as a contribution to a poverty eradication fund; Rio de Janeiro, the contribution to poverty eradication will increase from 1.0% to 2.0% as of April 2016; and Parana, 16.0% and an additional 2.0% will be charged on sales to non-taxpayers, as a contribution to a poverty eradication fund. In addition and specifically for sales of beer, the value-added tax rate will increase to a maximum of 25.0%.

In addition, as of January 1, 2016, the Brazilian federal production tax rates will be reduced and the rates of the federal sales tax will increase. The average of these taxes is 16.2% over the net sales. For 2017, we expected the average of these taxes will range between 15% and 17% over the net sales.

23.4 Other Regulations

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

Note 24. Other Liabilities, Provisions and Commitments

24.1 Other current financial liabilities

	2016		2015
Sundry creditors	Ps.	688	Ps.	837
Derivative financial instruments		204		274

Total	Ps.	892	Ps.	1,111

24.2 Provisions and other non-current liabilities
	2016		2015
Provisions	Ps.	13,628	Ps.	3,317
Taxes payable		337		326
Other		1,064		533

Total	Ps.	15,029	Ps.	4,176

24.3 Other non-current financial liabilities
	2016		2015
Derivative financial instruments	Ps.	5,476	Ps.	—
Security deposits		269		214

Total	Ps.	5,745	Ps.	214

24.4 Provisions recorded in the consolidated statement of financial position

The Company has various loss contingencies, and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2016 and 2015:

	2016		2015
Taxes	Ps.	10,223	Ps.	1,658
Labor		2,356		1,340
Legal		1,049		319

Total	Ps.	13,628	Ps.	3,317

24.5. Changes in the balance of provisions recorded

24.5.1 Taxes

	2016		2015		2014
Balance at beginning of the year	Ps.	1,658	Ps.	2,198	Ps.	3,147
Penalties and other charges		173		21		89
New contingencies		3		84		10
Cancellation and expiration		(106)		(205)		(327)
Contingencies added in business combinations (1)		7,840		—		1,191
Payments		(6)		(214)		(1,255)
Brazil tax amnesty		—		—		(599)
Effect of foreign currency exchange rates		661		(226)		(58)

Balance at end of the year	Ps.	10,223	Ps.	1,658	Ps.	2,198

24.5.2 Labor

	2016		2015		2014
Balance at beginning of the year	Ps.	1,340	Ps.	1,543	Ps.	1,021
Penalties and other charges		203		209		107
New contingencies		211		44		145
Cancellation and expiration		(177)		(102)		(53)
Contingencies added in business combinations		500		—		442
Payments		(336)		(111)		(57)
Effects of foreign currency exchange rates		615		(243)		(62)

Balance at end of the year	Ps.	2,356	Ps.	1,340	Ps.	1,543

24.5.3 Legal

	2016		2015		2014
Balance at beginning of the year	Ps.	319	Ps.	427	Ps.	417
Penalties and other charges		33		—		4
New contingencies		196		—		9
Cancellation and expiration		(46)		(33)		(5)
Contingencies added in business combinations		496		—		—
Payments		(81)		—		—
Effects of foreign currency exchange rates		132		(75)		2

Balance at end of the year	Ps.	1,049	Ps.	319	Ps.	427

(1)	An amount of Ps. 7,840 correspond to tax claims with local Brazil IRS (including a contingency of Ps. 5,321 related to the deductibility of a tax goodwill balance). The remaining contingencies relates to multiple claims with loss expectations assessed by management and supported by the analysis of legal counsels as possible, the total amount of contingencies guaranteed agreements amounts to Ps. 8,081, such amount is included in Note 12.1.

While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.

24.6 Unsettled lawsuits

The Company has entered into several proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and its subsidiaries. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. Such contingencies were classified by the Company as less than probable but not remote, the estimated amount as of December 31, 2016 of these lawsuits is Ps. 44,724, however, the Company believes that the ultimate resolution of such proceedings will not have a material effect on its consolidated financial position or result of operations.

The Company has tax contingencies, most of which are related to its Brazilian operations, amounting to approximately Ps. 40,606 with loss expectations assessed by management and supported by the analysis of legal counsel consider as possible. Among these possible contingencies, are Ps. 11,748 in various tax disputs related primarily to credits for ICMS (VAT) and Ps. 26,559 related to tax credits of IPI over raw materials acquired from Free Trade Zone Manaus. Possible claims also include Ps. 1,646 related to compensation of federal taxes not approved by the IRS (Tax authorities), and Ps. 653 related to the requirement by the Tax Authorities of State of São Paulo for ICMS (VAT), interest and penalty due to the alleged underpayment of tax arrears for the period 1994-1996. The Company is defending its position in these matters and final decision is pending in court.

In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where this subsidiary operates. The Company does not expect any material liability to arise from these contingencies.

24.7 Collateralized contingencies

As is customary in Brazil, the Company has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 8,093, Ps. 3,569 and Ps. 3,026 as of December 31, 2016, 2015 and 2014, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies.

24.8 Commitments

As of December 31, 2016, the Company has contractual commitments for operating leases for the rental of production machinery and equipment, distribution and computer equipment.

The contractual maturities of the operating leases commitments by currency, expressed in Mexican pesos as of December 31, 2016, are as follows:

	Mexican pesos		U.S. dollars		Other
Not later than 1 year	Ps.	104	Ps.	106	Ps.	4
Later than 1 year and not later than 5 years		447		423		6
Later than 5 years		242		211		—

Total	Ps.	793	Ps.	740	Ps.	10

Rental expense charged to consolidated net income was Ps. 1,232, Ps. 1,044 and Ps. 940 for the years ended December 31, 2016, 2015 and 2014, respectively.

The Company has firm commitments for the purchase of property, plant and equipment of Ps. 234 as December 31, 2016.

Note 25. Information by Segment

The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who periodically reviews financial information at the country level. Thus, each of the seperate countries in wich the Company operates are considered operating segments, with the exception of the countries in Central America which represent a single operating segment.

The Company has aggregated operating segments into the following reporting segments for the purposes of its consolidated financial statements: (i) Mexico and Central America division (comprising the following countries: Mexico (including corporate operations), Guatemala, Nicaragua, Costa Rica and Panama), (ii) the South America division (comprising the following countries: Brazil, Argentina, Colombia and Venezuela); Venezuela operates in an economy with exchange control and hyper-inflation; and as a result, IAS 29, “Financial Reporting in Hyperinflationary Economies” does not allow its aggregation into the South America segment and (iii) the Asian division comprised of the Company’s equity method investment in CCFPI (Philippines) which was acquired in January 2013 (see Note 9).

The Company is of the view that the quantitative and qualitative aspects of the aggregated operating segments are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to:(i) similarities of customer base, products, production processes and distribution processes, (ii) similarities of governments, (iii) inflation trends, since hyper-inflationary economy has different characteristics that carry out to making decision on how to deal with the cost of the production and distribution, Venezuela has been separated as a separate segment, (iv) currency trends and (v) historical and projected financial and operating statistics, historically and according to our estimates the financial trends of the countries aggregated into an operating segment have behaved in similar ways and are expected to continue to do so.

Segment disclosure for the Company’s consolidated operations is as follows:

2016	Mexico and Central America(1)		South America(2)		Venezuela		Consolidated
Total revenues	Ps.	87,557	Ps.	71,293	Ps.	18,868	Ps.	177,718
Intercompany revenue		4,266		3		—		4,269
Gross profit		43,569		29,263		6,830		79,662
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		8,642		4,784		882		14,308
Depreciation and amortization		4,750		3,078		838		8,666
Non cash items other than depreciation and amortization (3)		424		61		2,423		2,908
Equity in earnings of associated companies and joint ventures		149		(2)		—		147
Total assets		136,252		130,019		12,985		279,256
Investments in associate companies and joint ventures		18,088		4,269		—		22,357
Total liabilities		95,342		48,391		6,290		150,023
Capital expenditures, net (4)		6,597		4,240		1,554		12,391

2015	Mexico and Central America(1)		South America(2)		Venezuela		Consolidated
Total revenues	Ps.	78,709	Ps.	64,752	Ps.	8,899	Ps.	152,360
Intercompany revenue		3,791		3		—		3,794
Gross profit		40,130		27,532		4,368		72,030
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		10,614		3,220		891		14,725
Depreciation and amortization		4,404		2,489		251		7,144
Non cash items other than depreciation and amortization (3)		685		130		1,352		2,167
Equity in earnings of associated companies and joint ventures		97		58		—		155
Total assets		133,941		69,281		7,027		210,249
Investments in associate companies and joint ventures		15,779		2,094		—		17,873
Total liabilities		80,963		17,528		3,023		101,514
Capital expenditures, net (4)		4,672		5,686		1,126		11,484

2014	Mexico and Central America(1)		South America(2)		Venezuela		Consolidated
Total revenues	Ps.	71,965	Ps.	66,367	Ps.	8,966	Ps.	147,298
Intercompany revenue		3,471		4		—		3,475
Gross profit		36,453		27,372		4,557		68,382
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		9,171		4,748		1,033		14,952
Depreciation and amortization		4,046		2,660		243		6,949
Non-cash items other than depreciation and amortization (3)		693		(204)		204		693
Equity in earnings of associated companies and joint ventures		(326)		201		—		(125)
Total assets		126,818		78,674		6,874		212,366
Investments in associate companies and joint ventures		14,827		2,499		—		17,326
Total liabilities		80,280		19,109		2,859		102,248
Capital expenditures, net (4)		3,952		6,198		1,163		11,313

(1)	Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 74,413, Ps. 67,772 and Ps. 62,990 during the years ended December 31, 2016, 2015 and 2014, respectively. Domestic (Mexico only) total assets were Ps. 122,552, Ps. 123,585 and Ps. 117,949 as of December 31, 2016, 2015 and 2014, respectively. Domestic (Mexico only) total liabilities were Ps. 92,303, Ps. 78,834 and Ps. 78,358 as of December 31, 2016, 2015 and 2014, respectively.
(2)

South America includes Brazil, Argentina, Colombia and Venezuela, although Venezuela is shown separately above. South America revenues include Brazilian revenues of Ps. 43,900, Ps. 37,825 and Ps. 43,573 during the years ended December 31, 2016, 2015 and 2014, respectively. Brazilian total assets were Ps. 104,092, Ps. 49,448 and Ps. 59,836 as of December 31,

2016, 2015 and 2014, respectively. Brazilian total liabilities Ps. 39,600, Ps. 10,753 and Ps. 12,629 as of December 31, 2016, 2015 and 2014, respectively. South America revenues also include Colombian revenues of Ps. 15,120, Ps. 12,984 and Ps. 13,118 during the years ended December 31, 2016, 2015 and 2014, respectively. Colombian total assets were Ps. 20,581, Ps. 15,182 and Ps. 14,864 as of December 31, 2016, 2015 and 2014, respectively. Colombian total liabilities were Ps. 5,547, Ps. 3,977 and Ps. 3,594 as of December 31, 2016, 2015 and 2014, respectively. South America revenues also include Argentine revenues of Ps. 12,273, Ps, 13,943 and Ps. 9,676 during the years ended December 31, 2016, 2015 and 2014, respectively. Argentine total assets were Ps. 5,346, Ps. 4,651 and Ps. 3,974 as of December 31, 2016, 2015 and 2014, respectively. Argentine total liabilities were Ps. 3,244, Ps. 2,798 and Ps. 2,886 as of December 31, 2016, 2015 and 2014, respectively.
(3)	Includes foreign exchange loss, net; gain on monetary position, net; and market value (gain) loss on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.
(5)	The Asian division consists of the 51% equity investment in CCFPI (Philippines) which was acquired in 2013, and is accounted for using the equity method of accounting (see Note 9). The equity in earnings of the Asian division were Ps. 93, Ps. 86 and Ps. (334) in 2016, 2015 and 2014, repectively and are presented as part of the Company’s corporate operations in 2016, 2015 and 2014 and thus disclosed net in the table above as part of the “equity in earnings of associated companies” in the Mexico & Central America division, as is the equity method investment in CCFPI Ps. 11,460, Ps. 9,996 and 9,021. However, the Asian division represents a separate reporting segment under IFRS 8 and is represented by the following investee level amounts, prior to reflection of the Company’s 51% equity interest as of and for the years ended December 2016, 2015 and 2014, respectively: revenues Ps. 22,768, Ps. 19,576 and Ps. 16,548, gross profit Ps. 7,678, Ps. 5,325 and Ps. 4,913, income before income taxes Ps. 486, Ps. 334 and Ps. 664, depreciation and amortization Ps. 2,163, Ps. 2,369 and Ps. 643, total assets Ps. 28,066, Ps. 22,002 and Ps. 19,877, total liabilities Ps. 9,634, Ps. 6,493 and Ps. 6,614, capital expenditures Ps. 3,342, Ps. 1,778 and Ps. 2,215.

Note 26. Future Impact of Recently Issued Accounting Standards not yet in Effect:

The Company has not applied the following standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 15, Revenue from Contracts with Customers

IFRS 15, “Revenue from Contracts with Customers”, was originally issued in May 2014 and supersedes IAS 18 “Revenue” and applies to annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. Revenue is recognized as control is passed, either over time or at a point in time. The Company does not plan on early adopting this standard. However, it has determined that the adoption of this standard will be accounted prospectively, as allowed by the corresponding transitional provisions which imply cumulative effect shown as an adjustment to retained earnings at the date of initial application.

The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry specific guidance. In applying the revenue model to contracts within its scope, an entity will: 1) Identify the contract(s) with a customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to the performance obligations in the contract; 5) Recognize revenue when (or as) the entity satisfies a performance obligation. Also, an entity needs to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company is currently in the process of performing its evaluation of the potential impacts that the adoption of IFRS 15 may represent to its consolidated financial statements.

Related to the Company, revenue streams are mainly related to the sale of finished products and delivery of promotional products, which are currently recognized in the income statement when the Company transfers such goods to its customers. This revenue stream is supported by contracts maintained with different companies of the retail industry through both traditional and modern channels, in which prices with these customers are constantly negotiated due to the high turnover of the Company’s products and to remain competitive in the market. The Company is performing its evaluation of the potential impacts that the adoption of IFRS 15 may represent to its consolidated financial statements. As part of such process the Company is assessing whether such negotiations should be considered as modifications to the contracts and whether each transaction represents a separate performance obligation with the customer that is accounted for once the particular goods are delivered. Additionally, the Company is analizing if any discounts offered to the client are already considered in each negotiation and recognized net of the related revenue and wether embedded derivatives may exist as well as significant financial components nor agent or principal considerations as it relates to its operation. As its new revenue accounting policy is developed and applied, potential impacts could be identified upon adoption of the new standard.

IFRS 16, Leases

IFRS 16 “Leases” was issued in January 2016 and supersedes IAS 17 “Leases” and related interpretations. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 ‘Revenue from Contracts with

Customers’ has also been applied. The Company does not plan on early adopting this standard. However, it has determined that the adoption of this standard will be treated applying the prospective transitional provisions, which imply that adoption effects will be reflected directly against retained earnings and the applicable assets and liabilities as of January 1, 2019.

Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly and the financial liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17 would typically have had straight-line expenses) as an assumed linear depreciation of the right-of-use asset and the decreasing interest on the liability will lead to an overall decrease of expense over the life of the lease.

The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if that can be readily determined. If that rate cannot be readily determined, the lessee shall use their incremental borrowing rate. However, a lessee may elect to account for lease payments as an expense on a straight-line basis over the lease term for leases with a lease term of 12 months or less and containing no purchase options (this election is made by class of underlying asset); and leases where the underlying asset has a low value when new, such as personal computers or small items of office furniture (this election can be made on a lease-by-lease basis).

The Company is currently in the process of performing its evaluation of the potential impacts that the adoption of IFRS 16 may represent to its consolidated financial statements. As part of such process, management is assessing the different lease contracts, mainly those in which it acts as a lessee as well as other contracts in which the definition of a lease could be met independently of its legal form.

The Company is in the process of quantifying the effects of IFRS 16 as well developing its accounting policy under the new standard, which includes evaluating those lease contracts that may qualify under the accounting exceptions provided by the standard for those assets considered as low value and developing its corresponding judgement on potentially subjective matters particularly in respect of the definition of a lease and the assessment of the lease term.

IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The Company plans to adopt the new standard on the required effective date. The Company is analyzing whether an impact of all three aspects of IFRS 9 may exist based on currently available information and may be subject to changes arising from further detailed analyses or additional reasonable and supportable information being made available to the Company in the future. As its new revenue accounting policy is developed and applied, potential impacts could be identified upon adoption of the new standard.

(a) Classification and measurement

The Company does not expect a significant impact on its balance sheet or equity on applying the classification and measurement requirements of IFRS 9. It expects to continue measuring at fair value all financial assets currently held at fair value. Quoted equity shares currently held as available-for-sale with gains and losses recorded in OCI will be measured at fair value through profit or loss instead, which will increase volatility in recorded profit or loss. The available for sale (AFS) reserve currently presented as accumulated OCI will be reclassified to opening retained earnings. Debt securities are expected to be measured at fair value through OCI under IFRS 9 as the Company expects not only to hold the assets to collect contractual cash flows but also to sell a significant amount on a relatively frequent basis.

The equity shares in non-listed companies are intended to be held for the foreseeable future. The Company expects to apply the option to present fair value changes in OCI, and, therefore, believes the application of IFRS 9 would not have a significant impact. If the Company were not to apply that option, the shares would be held at fair value through profit or loss, which would increase the volatility of recorded profit or loss.

Loans as well as trade receivables are held to collect contractual cash flows and are expected to give rise to cash flows representing solely payments of principal and interest. Thus, the Company expects that these will continue to be measured at amortised cost under IFRS 9. However, the Company will analyse the contractual cash flow characteristics of those instruments in more detail before concluding whether all those instruments meet the criteria for amortised cost measurement under IFRS 9.

(b) Impairment

IFRS 9 requires the Company to record expected credit losses on all of its debt securities, loans and trade receivables, either on a 12-month or lifetime basis. The Company expects to apply the simplified approach and record lifetime expected losses on all trade receivables. The Company expects a significant impact on its equity due to unsecured nature of its loans and receivables, but it will need to perform a more detailed analysis which considers all reasonable and supportable information, including forward-looking elements to determine the extent of the impact.

(c) Hedge accounting

The Company believes that all existing hedge relationships that are currently designated in effective hedging relationships will still qualify for hedge accounting under IFRS 9. As IFRS 9 does not change the general principles of how an entity accounts for effective hedges, the Company does not expect a significant impact as a result of applying IFRS 9. The Company will assess possible changes related to the accounting for the time value of options, forward points or the currency basis spread in more detail in the future.

IAS 7 Disclosure Initiative – Amendments to IAS 7

The amendments to IAS 7 Statement of Cash Flows are part of the IASB’s Disclosure Initiative and require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. On initial application of the amendment, entities are not required to provide comparative information for preceding periods. These amendments are effective for annual periods beginning on or after 1 January 2017, with early application permitted. The Company is in the process of assessing the potential impacts from the adoption of these amendments in its financial statements.

Amendments to IAS 12, Recognition of Deferred Tax Assets for Unrealised Losses

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognised in opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Entities applying this relief must disclose that fact.

These amendments are effective for annual periods beginning on or after 1 January 2017 with early application permitted. If an entity applies the amendments for an earlier period, it must disclose that fact. These amendments are not expected to have any impact on the Company.

Note 27. Supplemental Guarantor Information

Condensed Consolidating Financial Information

The following consolidating information presents condensed consolidating statements of financial position as of December 31, 2016 and 2015 and condensed consolidating statements of income, other comprehensive income and cash flows for each of the three years in the period ended December 31, 2016, 2015 and 2014 of the Company and Propimex, S. de R.L. de C.V., Comercializadora la Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador CIMSA, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V. (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.) and Yoli de Acapulco, S. de R. L. de C.V. (the Guarantors).

These statements are prepared in accordance with IFRS, as issued by the IASB, with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. The guarantees of the Guarantors are full and unconditional.

The accounting policies applied in the preparation of the condensed financial statements are the same as those used in the preparation of the consolidated financial statements (see Note 3).

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

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Consolidated Statement of Financial Position As of December 31, 2016
Assets:
Current assets:
Cash and cash equivalents	Ps.	1,106	Ps.	1,119	Ps.	8,251	Ps.	—	Ps.	10,476
Accounts receivable, net		33,733		6,243		49,535		(74,506)		15,005
Inventories		—		3,880		6,864		—		10,744
Recoverable taxes		42		654		3,677		—		4,373
Other current assets and financial assets		617		1,799		2,439		—		4,855

Total current assets		35,498		13,695		70,766		(74,506)		45,453

Non-current assets:
Investments in associates and joint ventures		137,304		74,332		15,760		(205,039)		22,357
Property, plant and equipment, net		—		18,815		46,473		—		65,288
Intangible assets, net		28,863		38,313		56,788		—		123,964
Other non-current assets and financial assets		7,240		10,560		14,905		(10,511)		22,194

Total non-current assets		173,407		142,020		133,926		(215,550)		233,803

Total assets	Ps.	208,905	Ps.	155,715	Ps.	204,692	Ps.	(290,056)	Ps.	279,256

Liabilities:
Current liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	468	Ps.	—	Ps.	3,104	Ps.	—	Ps.	3,572
Suppliers		29		4,644		16,816		—		21,489
Other current liabilities		10,320		57,359		21,634		(74,506)		14,807

Total current liabilities		10,817		62,003		41,554		(74,506)		39,868

Non-current liabilities:
Bank loans and notes payable		75,913		—		9,944		—		85,857
Other non-current liabilities		38		633		34,138		(10,511)		24,298

Total non-current liabilities		75,951		633		44,082		(10,511)		110,155

Total liabilities		86,768		62,636		85,636		(85,017)		150,023

Equity:
Equity attributable to equity holders of the parent		122,137		93,079		111,960		(205,039)		122,137
Non-controlling interest in consolidated subsidiaries		—		—		7,096		—		7,096

Total equity		122,137		93,079		119,056		(205,039)		129,233

Total liabilities and equity	Ps.	208,905	Ps.	155,715	Ps.	204,692	Ps.	(290,056)	Ps.	279,256

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Consolidated Statement of Financial Position As of December 31, 2015
Assets:
Current assets:
Cash and cash equivalents	Ps.	10,991	Ps.	810	Ps.	4,188	Ps.	—	Ps.	15,989
Accounts receivable, net		18,378		7,200		47,192		(63,123)		9,647
Inventories		—		3,665		4,401		—		8,066
Recoverable taxes		18		648		3,554		—		4,220
Other current assets and financial assets		519		1,636		2,155		—		4,310

Total current assets		29,906		13,959		61,490		(63,123)		42,232

Non-current assets:
Investments in associates and joint ventures		113,513		71,697		12,121		(179,458)		17,873
Property, plant and equipment, net		—		17,308		33,224		—		50,532
Intangible assets, net		29,348		35,287		26,119		—		90,754
Other non-current assets and financial assets		3,409		7,763		4,108		(6,422)		8,858

Total non-current assets		146,270		132,055		75,572		(185,880)		168,017

Total assets	Ps.	176,176	Ps.	146,014	Ps.	137,062	Ps.	(249,003)	Ps.	210,249

Liabilities:
Current liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	2,894	Ps.	—	Ps.	987	Ps.	—	Ps.	3,881
Suppliers		19		5,605		9,846		—		15,470
Other current liabilities		7,155		47,870		19,227		(63,123)		11,129

Total current liabilities		10,068		53,475		30,060		(63,123)		30,480

Non-current liabilities:
Bank loans and notes payable		61,321		—		1,939		—		63,260
Other non-current liabilities		38		750		13,408		(6,422)		7,774

Total non-current liabilities		61,359		750		15,347		(6,422)		71,034

Total liabilities		71,427		54,225		45,407		(69,545)		101,514

Equity:
Equity attributable to equity holders of the parent		104,749		91,789		87,669		(179,458)		104,749
Non-controlling interest in consolidated subsidiaries		—		—		3,986		—		3,986

Total equity		104,749		91,789		91,655		(179,458)		108,735

Total liabilities and equity	Ps.	176,176	Ps.	146,014	Ps.	137,062	Ps.	(249,003)	Ps.	210,249

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2016
Total revenues	Ps.	1	Ps.	74,718	Ps.	114,767	Ps.	(11,768)	Ps.	177,718
Cost of goods sold		—		36,595		63,011		(1,550)		98,056

Gross profit		1		38,123		51,756		(10,218)		79,662
Administrative expenses		185		5,344		6,741		(4,847)		7,423
Selling expenses		—		21,243		32,167		(5,371)		48,039
Other (expenses) income, net		(27)		(25)		(3,760)		—		(3,812)
Interest expense, net		2,140		2,623		1,992		1		6,756
Foreign exchange (loss) gain, net		(3,112)		76		1,244		—		(1,792)
Other financing (expense) income, net		(129)		(50)		2,647		—		2,468
Income taxes		(1,222)		3,010		2,140		—		3,928
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		14,440		9,547		93		(23,933)		147

Net income	Ps.	10,070	Ps.	15,451	Ps.	8,940	Ps.	(23,934)	Ps.	10,527

Attributable to:
Equity holders of the parent	Ps.	10,070	Ps.	15,451	Ps.	8,483	Ps.	(23,934)	Ps.	10,070
Non-controlling interest		—		—		457		—		457

Net income	Ps.	10,070	Ps.	15,451	Ps.	8,940	Ps.	(23,934)	Ps.	10,527

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2015
Total revenues	Ps.	1	Ps.	66,740	Ps.	97,855	Ps.	(12,236)	Ps.	152,360
Cost of goods sold		—		32,008		50,629		(2,307)		80,330

Gross profit		1		34,732		47,226		(9,929)		72,030
Administrative expenses		96		4,711		6,124		(4,526)		6,405
Selling expenses		—		19,853		27,429		(5,403)		41,879
Other income (expenses), net		12		(336)		(1,424)		—		(1,748)
Interest expense, net		1,198		2,916		1,809		—		5,923
Foreign exchange (loss) gain, net		(2,597)		(305)		1,443		—		(1,459)
Other financing income (expense), net		105		49		(45)		—		109
Income taxes		(984)		2,035		3,500		—		4,551
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		13,024		3,977		150		(16,996)		155

Net income	Ps.	10,235	Ps.	8,602	Ps.	8,488	Ps.	(16,996)	Ps.	10,329

Attributable to:
Equity holders of the parent	Ps.	10,235	Ps.	8,602	Ps.	8,394	Ps.	(16,996)	Ps.	10,235
Non-controlling interest		—		—		94		—		94

Net income	Ps.	10,235	Ps.	8,602	Ps.	8,488	Ps.	(16,996)	Ps.	10,329

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2014
Total revenues	Ps.	1	Ps.	61,431	Ps.	103,506	Ps.	(17,640)	Ps.	147,298
Cost of goods sold		—		29,790		52,170		(3,044)		78,916

Gross profit		1		31,641		51,336		(14,596)		68,382
Administrative expenses		178		4,255		6,374		(4,422)		6,385
Selling expenses		—		20,617		30,022		(10,174)		40,465
Other income (expenses), net		(18)		52		(192)		—		(158)
Interest expense , net		748		3,021		1,398		—		5,167
Foreign exchange (loss) gain, net		(1,718)		21		729		—		(968)
Other financing income (expense), net		27		3		(317)		—		(287)
Income taxes		(605)		1,069		3,397		—		3,861
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		12,571		6,209		(78)		(18,827)		(125)

Net income	Ps.	10,542	Ps.	8,964	Ps.	10,287	Ps.	(18,827)	Ps.	10,966

Attributable to:
Equity holders of the parent	Ps.	10,542	Ps.	8,964	Ps.	9,863	Ps.	(18,827)	Ps.	10,542
Non-controlling interest		—		—		424		—		424

Net income	Ps.	10,542	Ps.	8,964	Ps.	10,287	Ps.	(18,827)	Ps.	10,966

	Condensed consolidating statements of comprehensive income For the year ended December 31, 2016

Consolidated net income	Ps.	10,070	Ps.	15,451	Ps.	8,940	Ps.	(23,934)	Ps.	10,527

Other comprehensive income, net of taxes:

Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Unrealized gain on available-for sale securities, net of taxes		—		—		—		—		—
Valuation of the effective portion of derivative financial instruments, net of taxes		664		371		(202)		(118)		715
Exchange differences on translation of foreign operations		14,207		(8,756)		15,871		(5,270)		16,052

Net other comprehensive income to be reclassified to profit or loss in subsequent periods:		14,871		(8,385)		15,669		(5,388)		16,767

Items not to be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes		(123)		(117)		(144)		261		(123)

Net other comprehensive income not being reclassified to profit or loss in subsequent periods:		(123)		(117)		(144)		261		(123)

Total comprehensive (loss) income, net of tax		14,748		(8,502)		15,525		(5,127)		16,644

Consolidated comprehensive income for the year, net of tax	Ps.	24,818	Ps.	6,949	Ps.	24,465	Ps.	(29,061)	Ps.	27,171

Attributable to:

Equity holders of the parent	Ps.	24,818	Ps.	6,949	Ps.	22,112	Ps.	(29,061)	Ps.	24,818
Non-controlling interest		—		—		2,353		—		2,353

Consolidated comprehensive income for the year, net of tax	Ps.	24,818	Ps.	6,949	Ps.	24,465	Ps.	(29,061)	Ps.	27,171

	Condensed consolidating statements of comprehensive income For the year ended December 31, 2015

Consolidated net income	Ps.	10,235	Ps.	8,602	Ps.	8,488	Ps.	(16,996)	Ps.	10,329

Other comprehensive income:

Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Unrealized gain on available-for sale securities, net of taxes		—		—		—		—		—
Valuation of the effective portion of derivative financial instruments, net of taxes		(77)		304		4		(258)		(27)
Exchange differences on translation of foreign operations		(4,853)		4,585		(5,536)		397		(5,407)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods:		(4,930)		4,889		(5,532)		139		(5,434)

Items not to be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes		132		21		117		(132)		138

Net other comprehensive income not being reclassified to profit or loss in subsequent periods:		132		21		117		(132)		138

Total comprehensive (loss) income, net of tax		(4,798)		4,910		(5,415)		7		(5,296)

Consolidated comprehensive income for the year, net of tax	Ps.	5,437	Ps.	13,512	Ps.	3,073	Ps.	(16,989)	Ps.	5,033

Attributable to:

Equity holders of the parent	Ps.	5,437	Ps.	13,512	Ps.	3,477	Ps.	(16,989)	Ps.	5,437
Non-controlling interest		—		—		(404)		—		(404)

Consolidated comprehensive income for the year, net of tax	Ps.	5,437	Ps.	13,512	Ps.	3,073	Ps.	(16,989)	Ps.	(5,033)

	Parent		Wholly-owned guarantors Subsidiaries		Combined Non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating statements of comprehensive income For the year ended December 31, 2014

Consolidated net income	Ps.	10,542	Ps.	8,964	Ps.	10,287	Ps.	(18,827)	Ps.	10,966

Other comprehensive income:

Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Unrealized gain on available-for sale securities, net of taxes		—		—		—		—		—
Valuation of the effective portion of derivative financial instruments, net of taxes		214		85		47		(131)		215
Exchange differences on translation of foreign operations		(11,992)		(9,922)		(2,072)		11,992		(11,994)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods:		(11,778)		(9,837)		(2,025)		11,861		(11,779)

Items not to be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes		(192)		(101)		(108)		209		(192)

Net other comprehensive income not being reclassified to profit or loss in subsequent periods:		(192)		(101)		(108)		209		(192)

Total comprehensive (loss) income, net of tax		(11,970)		(9,938)		(2,133)		12,070		(11,971)

Consolidated comprehensive income for the year, net of tax	Ps.	(1,428)	Ps.	(974)	Ps.	8,154	Ps.	(6,757)	Ps.	(1,005)

Attributable to:

Equity holders of the parent	Ps.	(1,428)	Ps.	(974)	Ps.	7,777	Ps.	(6,757)	Ps.	(1,382)
Non-controlling interest		—		—		377		—		377

Consolidated comprehensive income for the year, net of tax	Ps.	(1,428)	Ps.	(974)	Ps.	8,154	Ps.	(6,757)	Ps.	(1,005)

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31, 2016

Cash flows from operating activities:
Income before income taxes	Ps.	8,848	Ps.	18,461	Ps.	11,080	Ps.	(23,934)	Ps.	14,455

Non-cash items		(11,495)		(3,557)		8,429		23,934		17,311

Changes in working capital		(100)		(2,279)		3,059		—		680

Net cash flows (used in)/from operating activities		(2,747)		12,625		22,568		—		32,446

Investing activities:

Payment related to acquisition of Vonpar		—		—		(13,198)		—		(13,198)
Interest received		1,711		671		3,504		(5,171)		715

Acquisition of long-lived assets, net		—		(3,810)		(6,174)		—		(9,984)
Acquisition of intangible assets and other investing activities		(12,079)		(6,577)		16,271		—		(2,385)

Investments in shares		(707)		(1,021)		6,834		(7,169)		(2,063)

Dividends received		5,868		1		—		(5,869)		—

Net cash flows (used in)/from investing activities		(5,207)		(10,736)		7,237		(18,209)		(26,915)

Financing activities:

Proceeds from borrowings		4,236		—		4,026		—		8,262

Repayment of borrowings		(2,625)		—		(2,545)		—		(5,170)

Interest paid		(1,360)		(3,727)		(4,206)		5,171		(4,122)

Dividends paid		(6,944)		(5,868)		(70)		5,869		(7,013)

Increase in non-controlling interest		—		—		826		—		826
Other financing activities		3,024		8,005		(20,715)		7,169		(2,517)

Net cash flows (used in)/from financing activities		(3,669)		(1,590)		(22,684)		18,209		(9,734)

Net (decrease) increase in cash and cash equivalents		(11,623)		299		7,121		—		(4,203)
Initial balance of cash and cash equivalents		10,991		810		4,188		—		15,989
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		1,738		9		(3,057)		—		(1,310)

Ending balance of cash and cash equivalents	Ps.	1,106	Ps.	1,118	Ps.	8,252	Ps.	—	Ps.	10,476

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31,2015
Cash flows from operating activities:
Income before income taxes	Ps.	9,251	Ps.	10,637	Ps.	11,988	Ps.	(16,996)	Ps.	14,880
Non-cash items		(11,920)		2,308		9,115		16,996		16,499
Changes in working capital		17		1,362		(9,556)		—		(8,177)

Net cash flows (used in)/from operating activities		(2,652)		14,307		11,547		—		23,202

Investing activities:
Interest received		2,055		238		2,347		(4,226)		414
Acquisition of long-lived assets, net		—		(2,911)		(7,401)		—		(10,312)
Acquisition of intangible assets and other investing activities		65		(62)		(1,031)		—		(1,028)

Investments in shares		(10,929)		(9,352)		(5,681)		25,930		(32)
Dividends received		—		17		13		(17)		13

Net cash flows (used in)/from investing activities		(8,809)		(12,070)		(11,753)		21,687		(10,945)

Financing activities:
Proceeds from borrowings		—		—		1,907		—		1,907
Repayment of borrowings		(7,681)		—		(1,250)		—		(8,931)
Interest paid		(609)		(3,491)		(3,694)		4,226		(3,568)
Dividends paid		(6,405)		—		(28)		17		(6,416)
Other financing activities		28,770		1,300		4,301		(25,930)		8,441

Net cash flows (used in)/from financing activities		14,075		(2,191)		1,236		(21,687)		(8,567)

Net (decrease) increase in cash and cash equivalents		2,614		46		1,030		—		3,690
Initial balance of cash and cash equivalents		7,282		755		4,921		—		12,958
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		1,095		9		(1,763)		—		(659)

Ending balance of cash and cash equivalents	Ps.	10,991	Ps.	810	Ps.	4,188	Ps.	—	Ps.	15,989

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31, 2014
Cash flows from operating activities:
Income before income taxes	Ps.	9,937	Ps.	10,033	Ps.	13,684	Ps.	(18,827)	Ps.	14,827
Non-cash items		(12,814)		(751)		6,016		21,819		14,270
Changes in working capital		232		2,952		(7,875)		—		(4,691)

Net cash flows (used in) / from operating activities		(2,645)		12,234		11,825		2,992		24,406

Investing activities:
Interest received		2,499		463		1,743		(4,326)		379
Acquisition of long-lived assets, net		—		(2,499)		(8,216)		—		(10,715)
Acquisition of intangible assets and other investing activities		5,951		(1,951)		(19,715)		14,824		(891)

Investments in shares		(3)		(315)		260		—		(58)
Dividends received		59		451		142		(504)		148

Net cash flows (used in)/from investing activities		8,506		(3,851)		(25,786)		9,994		(11,137)

Financing activities:
Proceeds from borrowings		61,752		—		(55,572)		—		6,180
Repayment of borrowings		(61,130)		—		54,876		—		(6,254)
Interest paid		(237)		(3,668)		(3,603)		4,326		(3,182)
Dividends paid		(6,011)		—		(523)		504		(6,030)
Other financing activities		834		(5,179)		1,299		982		(2,064)

Net cash flows (used in) / from financing activities		(4,792)		(8,847)		(3,523)		5,812		(11,350)

Net increase (decrease) in cash and cash equivalents		1,069		(464)		(17,484)		18,798		1,919
Initial balance of cash and cash equivalents		5,485		1,220		8,601		—		15,306
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		728		(1)		(4,994)		—		(4,267)

Ending balance of cash and cash equivalents	Ps.	7,282	Ps.	755	Ps.	(13,877)	Ps.	18,798	Ps.	12,958

Note 28. Subsequent Events

In January 2013, the Company acquired a 51.0% non-controlling majority stake in CCFPI from The Coca-Cola Company. As mentioned in note 19.6, the Company has a Call Option to acquire the remaining 49.0% stake in CCFPI at any time during the seven years following the closing date. The Company also has a Put Option to sell its ownership in CCFPI to The Coca-Cola Company commencing on the fifth anniversary of the closing date and ending on the sixth anniversary of the closing date. Pursuant to the Company’s shareholders’ agreement with The Coca-Cola Company, during a four-year period that ended on January 25, 2017, all decisions relating to CCFPI were approved jointly with The Coca-Cola Company. Since January 25, 2017, the Company controls CCFPI’s as all decisions relating to the day-to-day operation and management of CCFPI’s business, including its annual normal operations plan, are approved by a majority of its board of directors without requiring the affirmative vote of any director appointed by The Coca-Cola Company. The Coca-Cola Company has the right to appoint (and may remove) CCFPI’s chief financial officer. The Company has the right to appoint (and may remove) the chief executive officer and all other officers of CCFPI. Commencing on February 1, 2017, the Company started consolidating CCFPI’s financial results in its financial statements. The Company’s results for the first quarter of 2017 and its future results in 2017 will reflect a reduction in the share of the profit of associates and joint ventures accounted for using the equity method, net of taxes, as a result of this consolidation.

The Company estimate of fair value of CCFPI net assets acquired to the date of acquisition (February 2017) is as follows:

Total current assets	Ps.	9,372
Total non-current assets		18,371
Distribution rights		4,026

Total assets		31,769
Total liabilities		(9,814)

Net assets acquired		21,955
Acquisition date fair value of the equity interest in the acquire (in substitution to nil or zero consideration)		21,482
Non-controlling interest		(10,758)

Net assets acquired attributable to the parent company		11,197
Goodwill		—
Carrying value of CCFPI investment derecognized		11,460

Loss as a aresult of remeasuring to fair value the equity interest		263
Gain on derecognition of other comnprehensive income		2,783
Total net effect in P&L	Ps.	2,520

During 2017, the accumulated effect corresponding to translation adjustments recorded in the other comprehensive income for an amount of Ps. 2,783 will be recognized in the income statement as a result of taking control over CCFPI.

On March 16, 2017, the Company’s Board of Directors approved the payment of a cash dividend in the equivalent amount of Ps. 3.35 per share, to be paid in two equal installments as of May 3, 2017 and November 1, 2017.

On March 28, 2017, the Company’s mainly acquired distribution rights of AdeS soy-based beverages in it’s territories in Mexico, Brazil, Colombia and Argentina.