Form 20-F
period 2017-12-31
COCA COLA FEMSA SAB DE CV
filed 2018-04-18
CIK 910631

As filed with the Securities and Exchange Commission on April 18, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

None

The number of outstanding shares of each class of capital or common stock as of December 31, 2017 was:

992,078,519        Series A shares, without par value

583,545,678        Series D shares, without par value

525,208,065        Series L shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes	☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).N/A

☐ Yes	☐ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	IFRS ☒	Other ☐

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

As used in this annual report, “sparkling beverages” refers to non-alcoholic carbonated beverages. “Still beverages” refers to non-alcoholic non-carbonated beverages. Flavored and non-flavored waters, whether or not carbonated, are referred to as “waters.”

References to Coca-Cola trademark beverages in this annual report refer to products described in “Item 4. Information on the Company—The Company—Our Products.”

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.19.64 to US$1.00, the exchange rate for Mexican pesos on December 29, 2017, the last day in 2017 for which information is available, according to the U.S. Federal Reserve Board. On April 13, 2018, this exchange rate was Ps.18.08 to US$1.00. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since January 1, 2013.

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

This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2017 and 2016 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2017, 2016 and 2015.

Pursuant to IFRS, the information presented in this annual report presents financial information in nominal terms that has been presented in Mexican pesos. For each non-hyperinflationary economic environment, functional currency was converted to Mexican pesos using the year-end exchange rate for assets and liabilities, the historical exchange rate for equity and the average exchange rate for the income statement. In the case of Venezuela, the only country of the countries where we operated with a hyperinflationary economic environment, local inflation was taken into account and functional currency was converted to Mexican pesos using (i) the official exchange rate published by the local central bank at the end of each of the periods ended December 31, 2013, 2014, 2015 and 2016, and (ii) an exchange rate of 22,793 bolivars per US$1.00 for the period ended December 31, 2017. See Notes 2.3.1.10 and 3.3 to our consolidated financial statements. Our non-Mexican subsidiaries maintain their accounting records in their local currency and in accordance with accounting principles generally accepted in the country where they are located. For presentation in our consolidated financial statements, we adjust these accounting records into IFRS and report in Mexican pesos under these standards.

Pursuant to IFRS, as a result of Venezuela’s hyperinflationary economic environment and currency exchange regime, we reported the results of our Venezuelan operations as a separate consolidated reporting segment. However, effective as of December 31, 2017, we deconsolidated our operations in Venezuela, and as a result began accounting for the results of operations of Coca-Cola FEMSA de Venezuela, S.A., or KOF Venezuela, as an investment under the fair value method pursuant to IFRS 9, Financial Instruments. Beginning on January 1, 2018, we will no longer include the results of operations of KOF Venezuela in our consolidated financial statements. See Notes 3.3 and 25 to our consolidated financial statements.

Commencing on February 1, 2017 we started consolidating the financial results of Coca-Cola FEMSA Philippines, Inc., or KOF Philippines, in our financial statements.

Except when specifically indicated, information in this annual report on Form 20-F is presented as of December 31, 2017 and does not give effect to any transaction subsequent to that date.

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

	Year Ended December 31,
	2017(1)(2)		2017(2)		2016(3)		2015		2014		2013(4)
	(in millions of Mexican pesos or millions of U.S. dollars, except ratio, share and per share data)
Income Statement Data:
Total revenues	US$	10,376	Ps.	203,780	Ps.	177,718	Ps.	152,360		Ps.147,298		Ps.156,011
Cost of goods sold		5,708		112,094		98,056		80,330		78,916		83,076

Gross profit		4,668		91,686		79,662		72,030		68,382		72,935
Administrative expenses		457		8,983		7,423		6,405		6,385		6,487
Selling expenses		2,848		55,927		48,039		41,879		40,465		44,828
Other income		223		4,371		1,281		620		1,001		478
Other expenses		1,682 (5)		33,032 (5)		5,093		2,368		1,159		1,101
Interest expenses		449		8,809		7,471		6,337		5,546		3,341
Interest income		45		887		715		414		379		654
Foreign exchange gain (loss), net		41		810		(1,792)		(1,459)		(968)		(739)
Gain (loss) on monetary position for subsidiaries in hyperinflationary economies		81		1,591		2,417		(33)		(312)		(393)
Market value gain on financial instruments		13		246		51		142		25		46

(Loss) income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		(365)		(7,160)		14,308		14,725		14,952		17,224
Income taxes		232		4,554		3,928		4,551		3,861		5,731
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes		3		60		147		155		(125)		289

Net (loss) income		(594)		(11,654)		10,527		10,329		10,966		11,782
Attributable to:
Equity holders of the parent		(652)		(12,802)		10,070		10,235		10,542		11,543
Non-controlling interest		58		1,148		457		94		424		239

Net (loss) income		(594)		(11,654)		10,527		10,329		10,966		11,782
Ratio to Revenues (%)
Gross profit margin		45.0		45.0		44.8		47.3		46.4		46.7
Net income margin		(5.7)		(5.7)		5.9		6.8		7.4		7.6

	As of December 31,
	2017(1)(2)		2017(2)		2016(3)		2015		2014		2013(4)
	(in millions of Mexican pesos or millions of U.S. dollars, except ratio, share and per share data)
Balance Sheet Data:
Cash and cash equivalents	US$	956	Ps.	18,767	Ps.	10,476	Ps.	15,989	Ps.	12,958	Ps.	15,306
Accounts receivable, net, inventories, recoverable taxes, other current financial assets and other current assets		1,878		36,890		34,977		26,243		25,170		27,925

Total current assets		2,834		55,657		45,453		42,232		38,128		43,231
Investments in other entities		639		12,540		22,357		17,873		17,326		16,767
Property, plant and equipment, net		3,861		75,827		65,288		50,532		50,527		51,785
Intangible assets, net		6,326		124,243		123,964		90,754		97,024		98,974

	As of December 31,
	2017(1)(2)	2017(2)	2016(3)	2015	2014	2013(4)
	(in millions of Mexican pesos or millions of U.S. dollars, except ratio, share and per share data)
Deferred tax assets, other non-current financial assets and other non-current assets	886	17,410	22,194	8,858	9,361	5,908

Total non-current assets	11,712	230,020	233,803	168,017	174,238	173,434

Total assets	14,546	285,677	279,256	210,249	212,366	216,665

Bank loans and notes payable	105	2,057	1,573	384	301	495
Current portion of non-current debt	515	10,114	1,479	3,086	905	3,091
Interest payable	25	487	520	411	371	324
Suppliers, accounts payable, taxes payable and other current financial liabilities	2,186	42,936	36,296	26,599	26,826	28,488

Total current liabilities	2,831	55,594	39,868	30,480	28,403	32,398
Bank loans and notes payable	3,625	71,189	85,857	63,260	64,821	56,875
Post-employment and other non-current employee benefits, deferred tax liabilities, other non-current financial liabilities, provisions and other non-current liabilities	925	18,184	24,298	7,774	9,024	10,239

Total non-current liabilities	4,550	89,373	110,155	71,034	73,845	67,114

Total liabilities	7,381	144,967	150,023	101,514	102,248	99,512

Total equity	7,165	140,710	129,233	108,735	110,118	117,153
Equity attributable to equity holders of the parent(6)	6,241	122,569	122,137	104,749	105,717	113,111
Non-controlling interest in consolidated subsidiaries	924	18,141	7,096	3,986	4,401	4,042

Total liabilities and equity	14,546	285,677	279,256	210,249	212,366	216,665

	As of December 31,
	2017(1)(2)	2017(2)	2016(3)	2015	2014	2013(4)
	(in millions of Mexican pesos or millions of U.S. dollars, except ratio, share and per share data)
Financial Ratios (%)
Current(7)	1.00	1.00	1.14	1.38	1.34	1.33
Leverage(8)	1.03	1.03	1.16	0.93	0.93	0.85
Capitalization(9)	0.39	0.39	0.41	0.39	0.38	0.35
Coverage(10)	4.20	4.20	4.80	3.92	4.73	8.22
Share Data
A Shares	992,078,519	992,078,519	992,078,519	992,078,519	992,078,519	992,078,519
D Shares	583,545,678	583,545,678	583,545,678	583,545,678	583,545,678	583,545,678
L Shares	525,208,065	525,208,065	497,298,032	497,298,032	497,298,032	497,298,032
Number of outstanding shares	2,100,832,262	2,100,832,262	2,072,922,229	2,072,922,229	2,072,922,229	2,072,922,229
Per Share Data
Book Value(11)	2.97	58.34	58.92	50.53	51.00	54.57
Basic earnings per share(12)	(0.31)	(6.12)	4.86	4.94	5.09	5.61
Diluted earnings per share(13)	(0.31)	(6.12)	4.85	4.94	5.09	5.61
Ratio of Earnings to Fixed Charges(14)	0.10	0.10	2.81	3.22	3.40	5.71

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps.19.64 to US$1.00 solely for the convenience of the reader.
(2)	Includes results of KOF Philippines, from February 1, 2017. See “Item 4. Information on the Company—The Company—Corporate History.”
(3)	Includes results of Vonpar S.A., or Vonpar, from December 2016. See “Item 4. Information on the Company—The Company—Corporate History.”

(4)	Includes results of KOF Philippines from February 2013 using the equity method, results of Grupo Yoli, S.A. de C.V., or Grupo Yoli, from June 2013, Companhia Fluminense de Refrigerantes, or Companhia Fluminense, from September 2013 and Spaipa S.A. Industria Brasileira de Bebidas, or Spaipa, from November 2013. See “Item 4. Information on the Company—The Company—Corporate History.”
(5)	See Note 18 to our consolidated financial statements.
(6)	We translated our results of operations in Venezuela for the full year ended December 31, 2017 into our reporting currency, the Mexican peso, using an exchange rate of 22,793 bolivars per US$1.00. See “Item 5. Operating and Financial Review and Prospects—General—Exchange Control Regime in Venezuela” and Note 3.3 to our consolidated financial statements.
(7)	Computed by dividing total current assets by total current liabilities.
(8)	Computed by dividing total liabilities by total equity.
(9)	Computed by adding current bank loans and notes payable, current portion of non-current debt and non-current bank loans and notes payable, and dividing such sum by the sum of total equity and non-current bank loans and notes payable.
(10)	Computed by dividing net cash flows from operating activities by the difference between interest expense and interest income.
(11)	Based on 2,100.83 million shares as of December 31, 2017, and 2,072.92 million shares as of December 31, 2016, 2015, 2014 and 2013.
(12)	Computed on the basis of the weighted average number of shares outstanding during the period: 2,091.35 million in 2017, 2,072.92 million in 2016, 2015 and 2014, and 2,056.20 million in 2013.
(13)	Computed on the basis of the diluted weighted average number of shares outstanding during the period: 2,091.35 million in 2017, 2,074.83 million in 2016, 2,072.92 million in 2015 and 2014, and 2,056.20 million in 2013. For further information see Note 3.25 to our consolidated financial statements.
(14)	Exhibit 7.2 to this annual report on Form 20-F includes a calculation of Ratio of Earnings to Fixed Charges.

DIVIDENDS AND DIVIDEND POLICY

The following table sets forth the nominal amount in Mexican pesos of dividends declared, paid and to be paid per share each year and the U.S. dollar amounts on a per share basis actually paid or to be paid to holders of American Depositary Shares, which we refer to as ADSs, on each of the respective payment dates.

Fiscal Year with Respect to which Dividend was Declared(1)	Date Dividend Paid or To Be Paid	Mexican Pesos per Share (Nominal)(2)	U.S. Dollars per Share(3)
2013	May 2, 2014	1.450	0.111
	November 5, 2014	1.450	0.111
2014	May 5, 2015	1.540	0.090
	November 3, 2015	1.550	0.090
2015	May 3, 2016	1.670	0.097
	November 1, 2016	1.680	0.089
2016	May 3, 2017	1.680	0.086
	November 1, 2017	1.670	0.087
2017	May 3, 2018	1.680	—	(4)
	November 1, 2018	1.670	—	(4)

(1)	The dividends declared for each fiscal year were divided into two payments.
(2)	Based on the number of shares outstanding at the time the dividend is paid.
(3)	Expressed in U.S. dollars using the applicable exchange rate when the dividend was paid.
(4)	Since the dividend declared for the fiscal year 2017 has not been paid at the time of this annual report, the U.S. dollar per share amount has not been determined.

The declaration, amount and payment of dividends are subject to approval by a simple majority of the shareholders up to an amount equivalent to 20.0% of the preceding years’ retained earnings and by a majority of the shareholders of each of the Series A and Series D shares voting together as a single class above 20.0% of the preceding years’ retained earnings, generally upon the recommendation of our board of directors, and will depend upon our results, financial condition, capital requirements, general business conditions and the requirements of Mexican law. Accordingly, our historical dividend payments are not necessarily indicative of future dividends. See “Item 10. Additional Information—Bylaws—Dividend Rights.”

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

Period	Exchange Rate
	High	Low	Average(1)	End of Period
2013	13.43	11.98	12.76	13.10
2014	14.79	12.85	13.30	14.75
2015	17.36	14.56	15.87	17.20
2016	20.84	17.19	18.67	20.62
2017	21.89	17.48	18.88	19.64

Source: U.S. Federal Reserve Board.

(1)	Average month-end rates.

	Exchange Rate
	High	Low	End of Period
2016:
First Quarter	19.19	17.21	17.21
Second Quarter	19.15	17.19	18.49
Third Quarter	19.86	17.98	19.34
Fourth Quarter	20.84	18.44	20.62
2017:
First Quarter	21.89	18.67	18.83
Second Quarter	19.15	17.88	18.08
Third Quarter	18.33	17.48	18.15
Fourth Quarter	19.73	18.21	19.64
October	19.18	18.21	19.13
November	19.26	18.51	18.63
December	19.73	18.62	19.64
2018:
January	19.48	18.49	18.62
February	18.90	18.36	18.84
March	18.86	18.17	18.17

Source: U.S. Federal Reserve Board.

On April 13, 2018, the exchange rate was Ps.18.08 to US$1.00, according to the U.S. Federal Reserve Board.

RISK FACTORS

Risks Related to Our Company

Our business depends on our relationship with The Coca-Cola Company, and changes in this relationship may adversely affect our business, financial condition, results of operations and prospects.

Substantially all of our sales are derived from sales of Coca-Cola trademark beverages. We produce, market, sell and distribute Coca-Cola trademark beverages through standard bottler agreements in the territories where we operate, which we refer to as “our territories.” We are required to purchase concentrate for all Coca-Cola trademark beverages from companies designated by The Coca-Cola Company, which price may be unilaterally determined from time to time by The Coca-Cola Company in all such territories. We are also required to purchase sweeteners and other raw materials only from companies authorized by The Coca-Cola Company. See “Item 4. Information on the Company—The Company—Our Territories.” Pursuant to our bottler agreements, The Coca-Cola Company has the right to participate in the process for making certain decisions related to our business.

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

The Coca-Cola Company and Fomento Económico Mexicano, S.A.B. de C.V., which we refer to as FEMSA, have substantial influence on the conduct of our business. As of April 13, 2018, The Coca-Cola Company indirectly owned 27.8% of our outstanding capital stock, representing 37.0% of our capital stock with full voting rights. The Coca-Cola Company is entitled to appoint five of our maximum of 21 directors and the vote of at least two of them is required to approve certain actions by our board of directors. As of April 13, 2018, FEMSA indirectly owned 47.2% of our outstanding capital stock, representing 63.0% of our capital stock with full voting rights. FEMSA is entitled to appoint 13 of our maximum of 21 directors and all of our executive officers. The Coca-Cola Company and FEMSA together, or only FEMSA in certain circumstances, have the power to determine the outcome of all actions requiring approval by our board of directors, and FEMSA and The Coca-Cola Company together, or only FEMSA in certain circumstances, have the power to determine the outcome of all actions requiring approval of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.” The interests of The Coca-Cola Company and FEMSA may be different from the interests of our other shareholders, which may result in us taking actions contrary to the interests of such other shareholders.

Changes in consumer preferences and public concern about health related issues could reduce demand for some of our products.

The non-alcoholic beverage industry is evolving mainly as a result of changes in consumer preferences and regulatory actions. There have been different plans and actions adopted in recent years by governmental authorities in some of the countries where we operate. These include increases in tax rates or the imposition of new taxes on the sale of beverages containing certain sweeteners, and other regulatory measures, such as restrictions on advertising for some of our products. Moreover, researchers, health advocates and dietary guidelines are encouraging consumers to reduce their consumption of certain types of beverages sweetened with sugar and High Fructose Corn Syrup, or HFCS. In addition, concerns over the environmental impact of plastic may reduce the consumption of our products sold in plastic bottles or result in additional taxes that could adversely affect consumer demand. Increasing public concern about these issues, new or increased taxes, other regulatory measures or our failure to meet consumers’ preferences, could reduce demand for some of our products, which would adversely affect our business, financial condition, results of operations and prospects. See “Item 4. Information on the Company—The Company—Business Strategy.”

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

We rely on networks and information systems and other technology, or information system, including the Internet and third-party hosted platforms and services to support a variety of business processes and activities, including procurement and supply chain, manufacturing, distribution, invoicing and collection of payments, and to store client and employee personal data. We use information systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting and legal and tax requirements. Because information systems are critical to many of our operating activities, our business may be impacted by system shutdowns, service disruptions or security breaches. In addition, such incidents could result in unauthorized disclosure of material confidential information. We could be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and information systems. Any severe damage, disruption or shutdown in our information systems could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

The beverage industry in the territories where we operate is highly competitive. We face competition from other bottlers of sparkling beverages, such as Pepsi trademark products and other bottlers and distributors of local beverage brands, and from producers of low-cost beverages or “B brands.” We also compete in beverage categories other than sparkling beverages, such as water, juice-based beverages, coffee, teas, milk, value-added dairy products, sports drinks, energy drinks and plant-based beverages. We expect that we will continue to face strong competition in our beverage categories in all of our territories and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope.

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

The prices for our other raw materials are driven by market prices and local availability, the imposition of import duties and restrictions and fluctuations in exchange rates. We are also required to meet all of our supply needs (including sweeteners and packaging materials) from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to us. Our sales prices are denominated in the local currency in each country where we operate, while the prices of certain materials, including those used in the bottling of our products, mainly polyethylene terephthalate, or PET, resin, preforms to make plastic bottles, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in, or determined with reference to, the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the applicable local currency. We cannot anticipate whether the U.S. dollar will appreciate or depreciate with respect to such local currencies in the future, and we cannot assure you that we will be successful in mitigating any such fluctuations through derivative instruments or otherwise. See “Item 4. Information on the Company—The Company—Raw Materials.”

Our most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global PET resin supply. Crude oil prices have a cyclical behavior and are determined with reference to the U.S. dollar; therefore, high currency volatility may affect our average price for PET resin in local currencies. In addition, since 2010, international sugar prices have been volatile due to various factors, including shifting demand, availability and climate issues affecting production and distribution. In all of the countries where we operate, other than Brazil, sugar prices are subject to local regulations and other barriers to market entry that cause us to purchase sugar above international market prices. See “Item 4. Information on the Company—The Company—Raw Materials.” We cannot assure you that our raw material prices will not further increase in the future or that we will be successful in mitigating any such increase through derivative instruments or otherwise. Increases in the prices of raw materials would increase our cost of goods sold and adversely affect our business, financial condition, results of operations and prospects.

Taxes could adversely affect our business, financial condition, results of operations and prospects.

The countries where we operate may adopt new tax laws or modify existing tax laws to increase taxes applicable to our business or products. Our products are subject to certain taxes in many of the countries where we operate. See “Item 4. Information on the Company—Regulation—Taxation of Beverages.” The imposition of new taxes, increases in existing taxes, or changes in the interpretation of tax laws and regulation by tax authorities may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries where we operate. Currently, there are no price controls on our products in any of the territories where we have operations, except for those voluntary price restraints in Argentina, where authorities directly supervise certain of our products sold through supermarkets as a measure to control inflation, and statutory price controls in the Philippines, where the government has imposed price controls on certain products considered as basic necessities, such as our bottled water. We cannot assure you that existing or future laws and regulations in the countries where we operate relating to goods and services (in particular, laws and regulations imposing statutory price controls) will not affect our products, or that we will not need to implement voluntary price restraints, which could have a negative effect on our business, financial condition, results of operations and prospects. See “Item 4. Information on the Company—Regulation—Price Controls.”

Unfavorable outcome of legal proceedings could have an adverse effect on our business, financial condition, results of operations and prospects.

Our operations have from time to time been and may continue to be subject to investigations and proceedings by antitrust authorities relating to alleged anticompetitive practices. We also have been subject to investigations and proceedings on tax, consumer protection, environmental, labor and commercial matters. We cannot assure you that these investigations and proceedings will not have an adverse effect on our business, financial condition, results of operations and prospects. See “Item 8. Financial Information—Legal Proceedings.”

Weather conditions and natural disasters may adversely affect our business, financial condition, results of operations and prospects.

Lower temperatures, higher rainfall and other adverse weather conditions such as typhoons and hurricanes, as well as natural disasters such as earthquakes and floods, may negatively impact consumer patterns, which may result in reduced sales of our beverage offerings. Additionally, such adverse weather conditions and natural disasters may affect plant installed capacity, road infrastructure and points of sale in the territories where we operate and limit our ability to produce, sell and distribute our products, thus affecting our business, financial condition, results of operations and prospects.

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

Holders of our Series L shares are entitled to vote only in certain circumstances. In general terms, they may elect up to three of our maximum of 21 directors and are only entitled to vote on specific matters, including certain changes in our corporate form, mergers involving our company when our company is the merged entity or when the principal corporate purpose of the merged entity is not related to the corporate purpose of our company, the cancellation of the registration of our shares on the Bolsa Mexicana de Valores (Mexican Stock Exchange, or BMV) or any other foreign stock exchange, and those matters for which the Ley del Mercado de Valores (Mexican Securities Market Law) expressly allows them to vote. As a result, Series L shareholders will not be able to influence our business or operations. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10. Additional Information—Bylaws—Voting Rights, Transfer Restrictions and Certain Minority Rights.”

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

Under the Mexican Securities Market Law, the protections afforded to minority shareholders are different from, and may be less than, those afforded to minority shareholders in the United States. Therefore, it may be more difficult for minority shareholders to enforce their rights against us, our directors or our controlling interest shareholders than it would be for minority shareholders of a U.S. company.

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

We are a Mexican corporation and our Mexican operations are our single most important geographic territory. We also conduct an important part of our operations in Brazil. For the year ended December 31, 2017, approximately 67.9% of our total revenues were attributable to Mexico and Brazil. In addition, we conducted operations in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Argentina, Venezuela and the Philippines. Our results are affected by the economic conditions in the countries where we conduct operations. Consumer demand and preferences, real prices and the costs of raw materials are heavily influenced by macroeconomic conditions, which vary by country and may not be correlated. In addition, adverse economic conditions may affect and reduce consumer per capita income, thereby adversely affecting consumer demand for our products as a result of a decrease in consumer purchasing power. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our business, financial condition, results of operations and prospects.

Some of the countries where we conduct operations are influenced by the U.S. economy. Deterioration in economic conditions in the U.S. economy may affect these economies. In particular, economic conditions in Mexico are correlated with economic conditions in the U.S. as a result of the North American Free Trade Agreement, or NAFTA. Negotiations among the United States, Mexico and Canada seeking to amend and update NAFTA began on August 16, 2017 and are currently ongoing. The United States’ current administration has stated that it is willing to terminate NAFTA unless the United States is able to reach a fair deal in the NAFTA renegotiations. Any adverse event affecting the relationship between Mexico and the U.S., including the termination or an unfavorable re-negotiation of NAFTA, may have a significant adverse effect on the Mexican economy.

Our business may also be significantly affected by interest rates, inflation rates and exchange rates of the local currencies of the countries where we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, an increase in interest rates would increase the cost to us of variable rate funding (which, after giving effect to our swap contracts, and calculated by weighting each year’s outstanding debt balance mix, constituted approximately 9.3% of our total debt as of December 31, 2017), which would have an adverse effect on our financial position. A continued and prolonged increase in inflation rates in any of the countries where we operate may result in such country being categorized as a hyperinflationary economy for accounting purposes, which would change the manner in which we present and report financial information related to our operations in such country. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

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

In recent years, some of the governments in the countries where we operate have implemented and may continue to implement significant changes in laws, public policy or regulations that could affect the political and social conditions in these countries. Any such changes, and similar changes in other countries such as the U.S., may have an adverse effect on our business, results of operations, prospects and financial condition. Furthermore, national presidential and legislative elections have taken place or are scheduled to take place in 2018 in several of the countries where we operated in 2017, including Mexico, Brazil, Costa Rica, Colombia and Venezuela. We cannot assure you that political or social developments in the countries where we operate or elsewhere, such as the election of new administrations, changes in laws, public policy or regulations, political disagreements, civil disturbances and the rise in violence and perception of violence, over which we have no control, will not have a corresponding adverse effect on the local or global markets or on our business, financial condition, results of operations and prospects.

Item 4. Information on the Company

THE COMPANY

Overview

We are the largest franchise bottler of Coca-Cola trademark beverages in the world in terms of volume. We operate in territories in the following countries:

•	Mexico—a substantial portion of central Mexico, the southeast and northeast of Mexico.

•	Central America—Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide) and Panama (nationwide).

•	Colombia—most of the country.

•	Venezuela—nationwide (through an investment in KOF Venezuela).

•	Brazil—a major part of the states of Sao Paulo and Minas Gerais, the states of Parana, Santa Catarina and Mato Grosso do Sul and part of the states of Rio de Janeiro, Rio Grande do Sul and Goias.

•	Argentina—Buenos Aires and surrounding areas.

•	The Philippines—nationwide.

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

The following is an overview of our operations by consolidated reporting segment in 2017.

Operations by Consolidated Reporting Segment—Overview

Year Ended December 31, 2017

	Total Revenues			Gross Profit
	(in millions of Mexican pesos, except percentages)
Mexico and Central America(1)	Ps.	92,643	45.5%	Ps.	45,106	49.2%
South America (excluding Venezuela)(2)		86,608	42.5%		37,756	41.2%
Venezuela		4,005	2.0%		646	0.7%
Asia(3)		20,524	10.1%		8,178	8.9%

Consolidated	Ps.	203,780	100.0%	Ps.	91,686	100.0%

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil and Argentina.
(3)	Includes results of KOF Philippines from February 1, 2017.

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

We commenced operations in 1979, when a subsidiary of FEMSA acquired certain sparkling beverage bottlers in Mexico City and surrounding areas. In 1991, FEMSA transferred its ownership in the bottlers to FEMSA Refrescos, S.A. de C.V., our corporate predecessor. In June 1993, a subsidiary of The Coca-Cola Company subscribed for 30.0% of our capital stock in the form of Series D shares. In September 1993, FEMSA sold Series L shares that represented 19.0% of our capital stock to the public, and we listed these shares on the Mexican Stock Exchange and, in the form of ADSs, on the NYSE.

In a series of transactions since 1994, we have acquired new territories, brands and other businesses which today comprise our business. In May 2003, we acquired Panamerican Beverages Inc., or Panamco, and began producing and distributing Coca-Cola trademark beverages in additional territories in the central, southeastern and northeastern regions of Mexico and in Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories.

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

In October 2011, we merged with Administradora de Acciones del Norte, S.A.P.I. de C.V., or Grupo Tampico, a Mexican bottler with operations in the states of Tamaulipas, San Luis Potosi, and Veracruz, as well as in parts of the states of Hidalgo, Puebla and Queretaro.

In December 2011, we merged with Corporación de los Angeles, S.A. de C.V., or Grupo CIMSA, a Mexican Coca-Cola bottler with operations mainly in the states of Morelos and Mexico, as well as in parts of the states of Guerrero and Michoacan. As part of our merger with Grupo CIMSA, we also acquired a minority equity interest in Promotora Industrial Azucarera, S.A de C.V., or PIASA.

In May 2012, we merged with Grupo Fomento Queretano, S.A.P.I. de C.V., or Grupo Fomento Queretano, a Mexican bottler with operations mainly in the state of Queretaro, as well as in parts of the states of Mexico, Hidalgo and Guanajuato. As part of our merger with Grupo Fomento Queretano, we also acquired an additional minority equity interest in PIASA.

In August 2012, we acquired, through Jugos del Valle, an indirect minority participation in Santa Clara Mercantil de Pachuca, S.A. de C.V., or Santa Clara, a producer of milk and dairy products in Mexico.

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

In May 2013, we merged with Grupo Yoli, a Mexican bottler with operations mainly in the state of Guerrero, as well as in parts of the state of Oaxaca. As part of our merger with Grupo Yoli, we also acquired an additional minority equity interest in PIASA.

In August 2013, we acquired Companhia Fluminense, a franchise that operates in parts of the states of Sao Paulo, Minas Gerais and Rio de Janeiro in Brazil. As part of our acquisition of Companhia Fluminense, we also acquired an additional minority equity interest in Leão Alimentos.

In October 2013, we acquired Spaipa, a Brazilian bottler with operations in the state of Parana and in parts of the state of Sao Paulo. As part of our acquisition of Spaipa, we also acquired an additional minority equity interest in Leão Alimentos and a 50.0% stake in Fountain Água Mineral Ltda., a joint venture to develop the water category together with The Coca-Cola Company.

In 2016, we entered into certain distribution agreements with Monster Energy Company to sell and distribute Monster trademark energy drinks in most of our territories. These agreements have a ten-year term and are automatically renewed for up to two five-year terms.

In August 2016, we acquired, through Leão Alimentos, an indirect participation in Laticínios Verde Campo Ltda., a producer of milk and dairy products in Brazil.

In December 2016, we acquired Vonpar, a Brazilian bottler of Coca-Cola trademark products with operations in the states of Rio Grande do Sul and Santa Catarina in Brazil. As part of our acquisition of Vonpar, we also acquired an additional minority equity interest in Leão Alimentos.

In March 2017, we acquired, through our Mexican, Brazilian, Argentine, Colombian subsidiaries and also through our interest in Jugos del Valle in Mexico, a participation in the AdeS soy-based beverage businesses. As a result of this acquisition, we have exclusive distribution rights of AdeS soy-based beverages in our territories in these countries.

For further information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—The Coca-Cola Company.”

Capital Stock

As of April 13, 2018, FEMSA indirectly owned Series A shares equal to 47.2% of our capital stock (63.0% of our capital stock with full voting rights). As of April 13, 2018, The Coca-Cola Company indirectly owned Series D shares equal to 27.8% of the capital stock of our company (37.0% of our capital stock with full voting rights). Series L shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the NYSE, constitute the remaining 25.0% of our capital stock.

Business Strategy

We operate with a large geographic footprint in Latin America and the Philippines. To consolidate our position as a global leader in the multi-category beverage business, we continue to expand our robust portfolio of beverages, transforming and enhancing our operational capabilities, inspiring a cultural evolution, and embedding sustainability throughout our business to create economic, social, and environmental value for all of our stakeholders.

Our view on sustainable development is a comprehensive part of our business strategy. We base our efforts in our ethics and values, focusing on (i) our people, (ii) our communities and (iii) our planet, and we take a responsible and disciplined approach to the use of resources and capital allocation.

To maximize growth and profitability and driven by our centers of excellence’s initiatives we plan on continuing to execute the following key strategies: (i) accelerate revenue growth, (ii) increase our business scale and profitability across categories, (iii) continue our expansion through organic growth and strategic joint ventures, mergers and acquisitions, (iv) accelerate the digitization of our core processes and (v) empower people to lead this transformation, building on our high performance organization.

We seek to accelerate our revenue growth through the introduction of new categories, products and presentations that better meet market demand, while maintaining our core products and improving our profitability. To address our consumers’ diverse lifestyles, we have developed new products through innovation and have expanded the availability of low- and non-caloric beverages by reformulating existing products to reduce added sugar and offering smaller presentations of our products. As of December 31, 2017, approximately 41.0% of our brands were low- or non-caloric beverages, and we continue to expand our product portfolio to offer more options to our consumers so they can satisfy their hydration and nutrition needs. See “—Our Products” and “—Packaging.” In addition, we inform our consumers through front labeling on the nutrient composition and caloric content of our beverages. We have been pioneers in the introduction of the Guideline Daily Amounts (GDA), and we perform responsible advertising practices and marketing. We voluntarily adhere to national and international codes of conduct in advertising and marketing, including communications targeted to minors who are developed based on the Responsible Marketing policies and Global School Beverage Guidelines of The Coca-Cola Company, achieving full compliance with all such codes in all of the countries where we operate.

We view our relationship with The Coca-Cola Company as integral to our business, and together we have developed marketing strategies to better understand and address our consumer needs. See “—Marketing.”

Our Territories

The following map shows our territories giving estimates in each case of the population to which we offer products and the number of retailers of our beverages as of December 31, 2017:

Our Products

We produce, market, sell and distribute Coca-Cola trademark beverages. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters and still beverages (including juice drinks, coffee, teas, milk, value-added dairy, sports drinks, energy drinks and plant-based drinks).

Our most important brand, Coca-Cola, together with its main line extensions, accounted for 58.3% of total sales volume in 2017. Our next largest brands, Ciel (a water brand from Mexico and its line extensions), Fanta (and its line extensions), Del Valle (and its line extensions) and Sprite (and its line extensions) accounted for 9.9%, 5.7%, 4.0% and 3.7%, respectively, of total sales volume in 2017. We use the term line extensions to refer to the different flavors and low-calorie versions in which we offer our brands.

The following table sets forth our main products as of December 31, 2017:

Colas:
Coca-Cola	Coca-Cola Zero
Coca-Cola Sin Azúcar	Coca-Cola Light

Flavored Sparkling Beverages:
Crush	Kuat	Quatro
Fanta	Lift	Schweppes

Fresca	Mundet	Sprite

Still Beverages:
Cepita	Hi-C	Leão	Monster
Estrella Azul	Santa Clara	Powerade	AdeS
FUZE Tea	Jugos del Valle	ValleFrut

Water:
Alpina	Brisa	Dasani	Wilkins
Aquarius	Ciel	Manantial	Viva
Bonaqua	Crystal	Nevada

Packaging

We produce, market, sell and distribute Coca-Cola trademark beverages in each of our territories in containers authorized by The Coca-Cola Company, which consist primarily of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles mainly made of PET. We use the term presentation to refer to the packaging unit in which we sell our products. Presentation sizes for our Coca-Cola trademark beverages range from a 6.5-ounce personal size to a 3-liter multiple serving size. For all of our products excluding water, we consider a multiple serving size as equal to, or larger than, 1.0 liter. In general, personal sizes have a higher price per unit case as compared to multiple serving sizes. We offer both returnable and non-returnable presentations, which allow us to offer portfolio alternatives based on convenience and affordability to implement revenue management strategies and to target specific distribution channels and population segments in our territories. In addition, we sell some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which we refer to as fountain. We also sell bottled water products in bulk sizes, which refer to presentations equal to or larger than 5.0 liters, which have a much lower average price per unit case than our other beverage products.

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

The characteristics of our territories are very diverse. Central Mexico and our territories in Argentina are densely populated and have a large number of competing beverage brands as compared to the rest of our territories. Our territories in Brazil are densely populated but have lower consumption of beverage products as compared to Mexico. Portions of southern Mexico, Central America and Colombia are large and mountainous areas with low population density, low per capita income and low consumption of beverages. In the Philippines, although there are more than 7,600 islands, the population is concentrated on three main islands with low per capita income and low consumption of beverages.

The following table illustrates our historical sales volume and number of transactions for each of our consolidated reporting segments, as well as our unit case and transaction mix by category.

	Year Ended December 31,
	2017	2016	2015
	(millions of unit cases or millions of single units, except percentages)
Sales Volume
Mexico and Central America	2,017.9	2,025.6	1,952.4
South America (excluding Venezuela)(1)(2)	1,236.0	1,165.3	1,247.6
Venezuela	64.2	143.1	235.6
Asia(3)	552.4	—	—

Total Sales Volume	3,870.6	3,334.0	3,435.6
Growth	16.1%	(3.0)%	0.5%

Unit Case Mix by Category
Sparkling beverages	78.2%	77.7%	78.1%
Water(4)	15.0%	15.9%	15.7%

	Year Ended December 31,
	2017	2016	2015
	(millions of unit cases or millions of single units, except percentages)
Still beverages	6.8%	6.4%	6.2%

Total	100.0%	100.0%	100.0%

Number of Transactions
Mexico and Central America	11,231.7	11,382.1	10,877.1
South America (excluding Venezuela)(1)(2)	7,924.1	7,619.7	8,084.4
Venezuela	441.0	772.6	1,318.1
Asia(3)	6,278.5	—	—

Total Number of Transactions	25,875.3	19,774.4	20,279.6
Growth	30.9%	(2.5)%	0.7%

Transaction Mix by Category
Sparkling beverages	83.4%	81.1%	81.3%
Water(4)	7.4%	8.7%	8.6%
Still beverages	9.2%	10.2%	10.1%

Total	100.0%	100.0%	100.0%

(1)	Includes sales volume and transactions from the operations of Vonpar from December 2016.
(2)	Excludes beer sales volume and transactions.
(3)	Includes sales volume and transactions from our operations in the Philippines from February 1, 2017.
(4)	Includes bulk water volume and transactions.

Total sales volume increased by 16.1% to 3,870.6 million unit cases in 2017 as compared to 2016, mainly as a result of the acquisition of Vonpar and the consolidation of KOF Philippines, which was partially offset by volume contraction in Argentina, Colombia and Venezuela as discussed below. On a comparable basis, excluding the effects of (i) our recent acquisition of Vonpar, and (ii) our operations in Venezuela, and including the results of KOF Philippines as if its consolidation had occurred on January 1, 2016 total sales volume would have decreased by 1.5% in 2017 as compared to 2016. Sales volume of our sparkling beverage portfolio increased 16.9% as compared to 2016. On a comparable basis, sales volume of our sparkling beverage portfolio would have decreased by 1.7%, driven by volume contractions across most of our operations, which were partially offset by volume growth in the Philippines. On the same basis, our colas portfolio’s sales volume would have declined 1.4%, while our flavored sparkling beverage portfolio would have declined 2.6%. Sales volume of our still beverage portfolio increased 23.7% as compared to 2016. On a comparable basis, sales volume of our still beverage portfolio would have declined 2.6%, mainly due to volume contractions in Brazil, Colombia and the Philippines, which were partially offset by growth in Mexico and Argentina. Sales volume of bottled water, excluding bulk water, increased 9.2% as compared to 2016. On a comparable basis, bottled water, excluding bulk water, would have increased by 0.9%, driven mainly by growth in Mexico, Central America and the Philippines, which was partially offset by volume contractions in South America. Sales volume of bulk water increased 9.0% as compared to 2016. On a comparable basis, sales volume of bulk water would have decreased by 0.7%, driven mainly by a volume contraction in Colombia, which was partially offset by volume growth in Argentina, Brazil and the Philippines.

The total number of transactions in 2017 increased by 30.9% to 25,875.3 million transactions as compared to 2016, mainly as a result of the acquisition of Vonpar and the consolidation of KOF Philippines. On a comparable basis, the total number of transactions in 2017 would have decreased by 1.4% as compared to 2016. Total number of transactions for our sparkling beverage portfolio increased by 34.6% as compared to 2016. On a comparable basis, total transactions for our sparkling beverage portfolio in 2017 would have decreased by 1.5% as compared to 2016, mainly driven by transaction contractions across most of our operations, which were partially offset by an increase in transactions in Argentina and the Philippines. Total transactions for our still beverage category increased 17.8% as compared to 2016. On a comparable basis, total transactions for our still beverage category would have decreased 2.1% as compared to 2016, mainly driven by a transaction decline in Colombia, which was partially offset by an increase in transactions in Mexico, Argentina and the Philippines. Total transactions for bottled water, including bulk water, increased 11.6% as compared to 2016. On a comparable basis, total transactions for our water category would have remained flat as compared to 2016, driven mainly by an increase in transactions in Mexico and the Philippines, which was offset by transaction declines in the rest of our operations.

In 2017, multiple serving presentations represented 64.8% of total sparkling beverages sales volume, a 430 basis points decrease as compared to 2016. Returnable packaging, as a percentage of total sparkling beverage sales volume accounted for 32.3%, a 320 basis points increase as compared to 2016.

Total sales volume decreased by 3.0% to 3,334.0 million unit cases in 2016 as compared to 2015, as a result of the sales volume contraction in Brazil, Colombia, Argentina and Venezuela discussed below. On a comparable basis, excluding the effects of (i) our recent acquisition of Vonpar and (ii) our operations in Venezuela, total sales volume would have decreased by 0.9% in 2016 as compared to 2015. Sales volume of our sparkling beverage portfolio decreased by 3.4% as compared to 2015. On a comparable basis, sales volume of our sparkling beverage portfolio would have decreased by 1.0%, mainly as a result of a contraction in Brazil and Colombia, which was partially offset by the positive performance of the Coca-Cola brand in Mexico, Central America and Colombia, and our flavored sparkling beverage portfolio in Mexico and Central America. Sales volume of our still beverage portfolio decreased by 0.6% as compared to 2015. On a comparable basis, sales volume of our still beverage portfolio would have grown 2.9% mainly driven by the positive performance of ValleFrut orangeade, Del Valle juice and the Santa Clara dairy business in Mexico and Fuze tea in Central America. Sales volume of bottled water, excluding bulk water, decreased by 1.2% as compared to 2015. On a comparable basis, bottled water, excluding bulk water, would have decreased by 1.1%, driven by a contraction in Brazil and Colombia, which was partially offset by increased volume in Mexico and Argentina. Sales volume of bulk water decreased by 2.0% as compared to 2015. On a comparable basis, sales volume of bulk water would have decreased by 1.9%, mainly driven by a sales volume contraction of the Brisa and Crystal brand products in Colombia and Brazil, respectively.

The total number of transactions in 2016 decreased by 2.5% to 19,774.4 million transactions as compared to 2015. On a comparable basis, the total number of transactions in 2016 would have decreased by 0.3% to 18,902.4 million as compared to 2015. On the same basis, total transactions for our sparkling beverage portfolio in 2016 would have decreased by 0.6% as compared to 2015, mainly driven by a contraction in Brazil, Colombia and Argentina, which was partially offset by the positive performance in Mexico and Central America. On a comparable basis, total transactions for our still beverage category would have grown 2.6% as compared to 2015, mainly driven by the positive performance in Mexico and Central America. On the same basis, total transactions for bottled water, including bulk water, would have decreased by 1.1% as compared to 2015, driven by a contraction in Brazil, which was partially offset by the positive performance in Mexico, Central America and Colombia.

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

The following table highlights historical sales volume, number of transactions and unit case and transaction mix by category in Mexico and Central America:

	Year Ended December 31,
	2017	2016	2015
	(millions of unit cases or millions of single units, except percentages)
Sales Volume
Mexico	1,845.0	1,850.7	1,784.6
Central America(1)	173.0	174.9	167.8

Total Sales Volume	2,017.9	2,025.6	1,952.4
Growth	(0.4)%	3.7%	1.8%

Unit Case Mix by Category
Sparkling beverages	73.8%	74.1%	74.0%
Water(2)	19.8%	19.6%	20.2%
Still beverages	6.5%	6.2%	5.8%

Total	100.0%	100.0%	100.0%
Number of Transactions
Mexico	9,764.5	9,884.1	9,429.1
Central America(1)	1,467.2	1,498.0	1,448.0

Total Number of Transactions	11,231.7	11,382.1	10,877.1
Growth	(1.3)%	4.6%	2.4%
Transaction Mix by Category
Sparkling beverages	82.6%	82.9%	83.1%
Water(2)	7.0%	6.9%	7.0%
Still beverages	10.3%	10.2%	9.9%

Total	100.0%	100.0%	100.0%

(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes bulk water volumes and transactions.

Total sales volume in our Mexico and Central America consolidated reporting segment decreased by 0.4% to 2,017.9 million unit cases in 2017 as compared to 2016, as a result of volume contraction in both Mexico and Central America as discussed below. Sales volume of our sparkling beverage portfolio decreased by 0.9%, mainly driven by a 1.4% decrease in sales volume of our colas portfolio, which was partially offset by a 1.1% increase in sales volume of our flavored sparkling beverage portfolio. Sales volume of our still beverage portfolio increased by 3.8%, mainly due to growth in both Mexico and Central America. Sales volume of bottled water, excluding bulk water, increased by 2.6%, as Mexico and Central America had a positive performance. Our bulk water portfolio’s sales volume declined 0.7%.

Sales volume in Mexico decreased by 0.3% to 1,845.0 million unit cases in 2017, as compared to 1,850.7 million unit cases in 2016. Sales volume of our sparkling beverage portfolio decreased by 0.8%, driven by a 1.3% decrease in sales volume of our colas portfolio, which was partially offset by a 1.6% increase in sales volume of our flavored sparkling beverage portfolio. Sales volume of our still beverage portfolio increased by 4.4%. Sales volume of bottled water, excluding bulk water, increased by 2.3%, while our bulk water portfolio’s sales volume declined by 0.6%.

Sales volume in Central America decreased by 1.1% to 173.0 million unit cases in 2017, as compared to 174.9 million unit cases in 2016. Sales volume of our sparkling beverage portfolio decreased by 1.8%, driven by a 1.7% decrease in our colas portfolio and a 2.0% decrease in sales volume of our flavored sparkling beverage portfolio. Sales volume of our still beverage portfolio increased slightly by 0.5%. Sales volume of bottled water, excluding bulk water, increased by 5.7%, while our bulk water portfolio’s sales volume declined by 3.9%.

The total number of transactions in 2017 in our Mexico and Central America division decreased by 1.3% to 11,231.7 million transactions as compared to 2016. The number of transactions for our sparkling beverage portfolio in 2017 decreased by 1.6% as compared to 2016, driven by a 1.9% decrease in our colas portfolio and a 0.3% decrease in our flavored sparkling beverage portfolio. Transactions for our still beverage category in 2017 remained flat as compared to 2016. Transactions for bottled water, including bulk water, in 2017 increased by 0.3% as compared to 2016.

In 2017, the total number of transactions in Mexico and Central America decreased by 1.2% to 9,764.5 million, and by 2.1% to 1,467.2 million, respectively, as compared to 2016. The number of transactions for our sparkling beverage portfolio decreased by 1.6% and 1.9%, respectively as compared to 2016. Transactions for our still beverage category increased by 0.9% in Mexico and decreased by 3.0% in Central America as compared to 2016. Transactions for bottled water, including bulk water, increased by 0.4% in Mexico and decreased 0.8% in Central America, as compared to 2016.

In 2017, multiple serving presentations represented 65.2% of total sparkling beverages sales volume in Mexico, a 50 basis points increase as compared to 2016; and 56.0% of total sparkling beverages sales volume in Central America, a 260 basis points increase as compared to 2016. Our strategy continues to be to encourage consumption of single serve presentations while maintaining multiple serving volumes, however Mexico and Central America faced higher inflation and other challenging conditions during 2017 that encouraged consumption of multiple serving presentations. In 2017, returnable packaging, as a percentage of total sparkling beverage sales volume accounted for 34.8% in Mexico, a 30 basis points decrease as compared to 2016; and 41.7% in Central America, a 200 basis points increase as compared to 2016, driven by the rollout of our initiatives in the region aimed at making our products more affordable to the consumer.

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

South America (Excluding Venezuela). Our product portfolio in South America (excluding Venezuela) consists mainly of Coca-Cola trademark beverages, including the Jugos del Valle line of juice-based beverages in Colombia and Brazil, and Heineken beer products in Brazil, which we sell and distribute pursuant to our agreement with Cervejarias Kaiser Brasil S.A., or Heineken Brazil, a subsidiary of the Heineken Group. Since 2005, we stopped considering beer sold and distributed in Brazil as part of our sales volume.

The following table highlights historical sales volume, number of transactions and unit case and transaction mix by category in South America (excluding Venezuela), not including beer:

	Year Ended December 31,
	2017	2016	2015
	(millions of unit cases or millions of single units, except percentages)
Sales Volume

Brazil(1)	765.1	649.2	693.6
Colombia	265.1	307.0	320.0
Argentina	205.9	209.1	233.9

Total Sales Volume	1,236.0	1,165.3	1,247.6
Growth	6.1%	(6.6)%	(0.8)%

Unit Case Mix by Category
Sparkling beverages	84.7%	83.0%	82.8%
Water(2)	9.3%	10.3%	10.4%
Still beverages	6.1%	6.7%	6.8%

Total	100.0%	100.0%	100.0%

Number of Transactions
Brazil(1)	4,857.6	4,206.1	4,578.6
Colombia	2,046.5	2,400.9	2,410.7
Argentina	1,019.9	1,012.6	1,095.0

Total Number of Transactions	7,924.1	7,619.6	8,084.3
Growth	4.0%	(5.7)%	(0.7)%

Transaction Mix by Category
Sparkling beverages	80.8%	79.0%	79.4%
Water(2)	9.8%	10.7%	10.5%
Still beverages	9.4%	10.3%	10.1%

Total	100.0%	100.0%	100.0%

(1)	Includes sales volume and transactions from the operations of Vonpar from December 2016.
(2)	Includes bulk water volumes and transactions.

Total sales volume in our South America (excluding Venezuela) consolidated reporting segment increased by 6.1% to 1,236.0 million unit cases in 2017 as compared to 2016. On a comparable basis, excluding the effects of our recent acquisition of Vonpar, total sales volume would have decreased by 6.0% in 2017 as compared to 2016, as a result of a volume contraction in all of our South America operations. Sales volume of our sparkling beverage portfolio increased by 5.1% as compared to 2016. On a comparable basis, sales volume of our sparkling beverage portfolio would have decreased by 5.3%, mainly due to a volume contraction of our colas portfolio in all our territories in this consolidated reporting segment and a volume contraction in our flavored sparkling beverages in Brazil and Colombia. Sales volume of our still beverage portfolio decreased by 3.3% as compared to 2016. On a comparable basis, sales volume of our still beverage portfolio would have decreased by 10.4%, mainly driven by a sales volume contraction in Colombia, which was partially offset by volume growth in Argentina. Sales volume of our bottled water category, excluding bulk water, decreased by 2.4% as compared to 2016. On a comparable basis, sales volume of our bottled water category, excluding bulk water, would have decreased by 7.7% as compared to 2016, with volume contractions in Argentina, Brazil and Colombia. Sales volume of our bulk water portfolio decreased by 8.0% as compared to 2016. On a comparable basis, sales volume of our bulk water portfolio would have declined by 11.1%, mainly driven by a volume decline in Colombia, which was partially offset by volume growth in Argentina and Brazil.

Sales volume in Brazil increased by 17.9% to 765.1 million unit cases in 2017, as compared to 648.9 million unit cases in 2016. On a comparable basis, sales volume would have decreased by 3.8%. Sales volume of our sparkling beverage portfolio increased by 18.8% as compared to 2016. On a comparable basis, sales volume of our sparkling beverage portfolio would have decreased by 3.9%, as a result of a 3.2% sales volume decrease in our colas portfolio and a 5.8% sales volume decrease in our flavored sparkling beverage portfolio. Sales volume of our still beverage portfolio increased by 14.9% as compared to 2016. On a comparable basis, sales volume of our still beverage portfolio would have decreased by 2.1%. Sales volume of our bottled water, excluding bulk water, increased by 7.4% as compared to 2016, while sales volume of our bulk water portfolio increased by 18.0%. On a comparable basis, sales volume of bottled water, excluding bulk water, would have decreased by 4.8%, while sales volume of our bulk water portfolio would have increased by 2.5%.

Sales volume in Colombia decreased by 13.7% to 265.0 million unit cases in 2017, as compared to 307.0 million unit cases in 2016. Sales volume of our sparkling beverage portfolio decreased by 11.8% as compared to 2016, mainly driven by a 6.0% decrease in sales volume of our colas portfolio and a 31.2% decrease of our flavored sparkling beverages portfolio. Sales volume of our still beverage portfolio decreased by 29.1%, as compared to 2016. Sales volume of bottled water, excluding bulk water, decreased by 8.1% as compared to 2016, while sales volume of our bulk water portfolio decreased by 18.1%.

Sales volume in Argentina decreased by 1.5% to 205.9 million unit cases in 2017, as compared to 209.1 million unit cases in 2016. Sales volume of our sparkling beverage portfolio decreased by 1.5% as compared to 2016, mainly driven by a decrease in sales volume of our colas portfolio. Sales volume of our still beverage portfolio increased by 12.3% as compared to 2016. Sales volume of bottled water, excluding bulk water, decreased by 7.7%, while sales volume of our bulk water portfolio decreased by 11.1%.

The total number of transactions in 2017 in our South America (excluding Venezuela) consolidated reporting segment increased by 4.0% to 7,924.1 million transactions as compared to 2016. On a comparable basis, the total number of transactions in 2017 in this consolidated reporting segment would have decreased by 6.2% as compared to 2016. Transactions for our sparkling beverage portfolio in 2017 increased by 6.4% as compared to 2016. On a comparable basis, the number of transactions for our sparkling beverage portfolio in 2017 would have decreased by 4.6% as compared to 2016, driven by a contraction in the number of transactions in Brazil and Colombia, which were partially offset by transaction growth in Argentina. Transactions for our still beverage category in 2017 decreased by 5.5% as compared to 2016. On a comparable basis, transactions for our still beverage category in 2017 would have decreased by 13.7% as compared to 2016. Transactions for bottled water, including bulk water, decreased by 4.9% in 2017 as compared to 2016. On a comparable basis, transactions for bottled water, including bulk water, in 2017 would have decreased by 10.8% as compared to 2016.

In 2017, the total number of transactions in Argentina and Brazil increased by 0.7% and 15.5% to 1,019.9 and 4,857.6, respectively, while the number of transactions in Colombia decreased by 14.8% to 2,046.5 million as compared to 2016. On a comparable basis, the total number of transactions in Brazil would have decreased by 3.0%. The number of transactions for our sparkling beverage portfolio in Argentina and Brazil in 2017 increased by 16.0% and 1.6% respectively, while the number of transactions in Colombia decreased by 11.0%, as compared to 2016. On a comparable basis, total transactions of our sparkling portfolio in Brazil would have decreased by 2.9%. The number of transactions for our still beverage portfolio in Argentina and Brazil in 2017 increased by 16.8% and 1.7%, respectively, while the number of transactions in Colombia decreased by 32.2%, in each case as compared to 2016. On a comparable basis, transactions for our still beverage category in Brazil would have decreased by 1.1% in 2017. The number of transactions for bottled water, including bulk water, in 2017 increased by 8.5% in Brazil, while the number of transactions in Argentina and Colombia decreased by 6.5% and 16.4%, respectively, as compared to 2016. On a comparable basis, transactions for our bottled water, including bulk water, in Brazil would have decreased by 5.9% in 2017.

In 2017, multiple serving presentations represented 77.7% of total sparkling beverages sales volume in Brazil, a 140 basis points increase as compared to 2016; 69.4% of total sparkling beverages sales volume in Colombia, a 10 basis points increase as compared to 2016; and 82.1% of total sparkling beverages sales volume in Argentina, a 60 basis points decrease as compared to 2016. In 2017, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 16.6% in Brazil a 150 basis points decrease as compared to 2016 driven by the integration of our recent acquisition of Vonpar; 33.7% in Colombia, an increase of 380 basis points as compared to 2016; and 24.7% in Argentina, an increase of 80 basis points as compared to 2016.

Total sales volume in our South America (excluding Venezuela) consolidated reporting segment decreased by 6.6% to 1,165.3 million unit cases in 2016 as compared to 2015. On a comparable basis, total sales volume would have decreased by 8.2% to 1,145.7 million unit cases in 2016 as compared to 2015, as a result of volume contraction in all of our South America operations. On the same basis, sales volume of our sparkling beverage portfolio decreased by 8.0%, mainly due to a volume contraction of Coca-Cola brand products in Brazil and Argentina and flavored sparkling beverages in all our territories in this division. On a comparable basis, sales volume of our still beverage portfolio decreased by 8.9%, mainly driven by a sales volume contraction of the Jugos del Valle line of business in Colombia and Kapo and Del Valle Mais brand products in Brazil. On the same basis, sales volume of bottled water, including bulk water, decreased by 8.7%, mainly due to a sales volume contraction of Brisa brand products in Colombia and Crystal brand products in Brazil.

Sales volume in Brazil decreased by 6.4% to 649.2 million unit cases in 2016, as compared to 693.6 million unit cases in 2015. On a comparable basis, sales volume would have decreased by 9.2% to 629.7 million unit cases. On the same basis, sales volume of our sparkling beverage portfolio decreased by 9.0%, mainly as a result of a sales volume decrease in Coca-Cola brand products. On a comparable basis, sales volume of our still beverage portfolio decreased by 7.2%, mainly as a result of a sales volume contraction of Kapo and Del Valle Mais brand products. On the same basis, sales volume of bottled water, including bulk water, decreased by 13.1%, mainly due to a sales volume contraction of Crystal brand products.

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

The total number of transactions in 2016 in our South America (excluding Venezuela) consolidated reporting segment decreased by 5.7% to 7,619.7 million transactions as compared to 2015. On a comparable basis, the total number of transactions in 2016 in this consolidated reporting segment would have decreased by 7.0% to 7,520.3 million. On the same basis, the number of transactions for our sparkling beverage portfolio in 2016 decreased by 7.5% as compared to 2015, driven by a contraction in the number of transactions across all our territories in the division. On a comparable basis, transactions for our still beverage category in 2016 decreased by 4.8% as compared to 2015. On the same basis, transactions for bottled water, including bulk water, in 2016 decreased by 5.0% as compared to 2015.

In 2016, the total number of transactions in Brazil, Colombia and Argentina decreased by 8.1% to 4,206.1 million, 0.4% to 2,400.9 million and 7.5% to 1,012.6 million, respectively, as compared to 2015. On a comparable basis, the total number of transactions in Brazil in 2016 would have decreased by 10.3% to 4,106.7 million. On the same basis, the number of transactions for our sparkling beverage portfolio in Brazil, Colombia and Argentina in 2016 decreased by 10.0%, 1.2% and 9.2%, respectively, as compared to 2015. On a comparable basis, transactions for our still beverage category in 2016 decreased by 10.3% and 0.5% in Brazil and Argentina, respectively, and increased by 0.5% in Colombia, in each case as compared to 2015. On the same basis, the number of transactions for bottled water, including bulk water, in 2016 decreased by 13.6% and 1.1% in Brazil and Argentina, respectively, and increased by 2.7% in Colombia, in each case as compared to 2015.

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

Venezuela. KOF Venezuela’s product portfolio consists of Coca-Cola trademark beverages. Over the last several years, we implemented a product portfolio rationalization strategy that allowed us to minimize the impact of certain operating disruptions that were recurrent in Venezuela. These operating disruptions were mainly related to difficulties in accessing raw materials due to the delay in obtaining the corresponding import authorizations and the Venezuelan exchange control regime.

The following table highlights historical sales volume, number of transactions and unit case and transaction mix by category in Venezuela:

	Year Ended December 31,
	2017	2016	2015
	(millions of unit cases or millions of single units, except percentages)
Sales Volume
Total	64.2	143.1	235.6
Growth	(55.1)%	(39.3)%	(2.3)%
Unit Case Mix by Category
Sparkling beverages	84.9%	83.8%	86.2%
Water(1)	11.4%	10.0%	6.8%
Still beverages	3.6%	6.2%	7.0%

Total	100.0%	100.0%	100.0%
Number of Transactions
Total	441.0	772.6	1,318.1
Growth	(42.9)%	(41.4)%	(3.6)%
Transaction Mix by Category
Sparkling beverages	81.2%	75.0%	79.0%
Water(1)	14.0%	15.3%	9.7%
Still beverages	4.8%	9.7%	11.3%

Total	100.0%	100.0%	100.0%

(1)	Includes bulk water volumes and transactions.

Total sales volume in Venezuela decreased by 55.1% to 64.2 million unit cases in 2017 as compared to 2016, mainly due to an overall sales volume contraction in all our categories as a result of the conditions in the country, facing high inflation and scarcity of raw materials. Sales volume of our sparkling beverage portfolio decreased by 54.5%. Sales volume of our still beverage portfolio decreased by 29.1%. Sales volume of bottled water, including bulk water, decreased by 48.8%.

The number of transactions in 2017 in Venezuela decreased by 42.9% to 441.0 million transactions as compared to 2016. The number of transactions for our sparkling beverage portfolio in 2017 decreased by 38.1% as compared to 2016, driven by a contraction in our colas and flavored sparkling beverage portfolios. Transactions for our still beverage category in 2017 decreased by 71.7% as compared to 2016. Transactions for bottled water, including bulk water, in 2017 decreased by 48.1% as compared to 2016.

In 2017, multiple serving presentations represented 73.3% of total sparkling beverages sales volume in Venezuela, an 11.7% decrease as compared to 2016. In 2017, returnable presentations represented 18.4% of total sparkling beverages sales volume in Venezuela, an increase of 11.4% as compared to 2016.

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

Asia. Our product portfolio in the Philippines consists of Coca-Cola trademark beverages, including the Minute Maid line of juice-based beverages.

The following table highlights sales volume, number of transactions and unit case and transaction mix by category in the Philippines in 2017:

Year Ended December 31, 2017
(millions of unit cases or millions of single units, except percentages)
Sales Volume(1)
Total	552.4
Unit Case Mix by Category
Sparkling beverages	79.4%
Water	10.7%
Still beverages	9.9%

Total	100.0%
Number of Transactions(1)
Total	6,278.5
Transaction Mix by Category
Sparkling beverages	88.0%
Water	4.7%
Still beverages	7.3%

Total	100.0%

(1)	Includes sales volume and transactions of our operations in the Philippines from February 1, 2017.

The consolidation of our operations in the Philippines began in February 1, 2017. As a result, we only reported results for 11 months in 2017 for this consolidated reporting segment.

Total sales volume in the Philippines was 552.4 million unit cases in 2017. Our sparkling beverage category represented 79.4% of our total sales volume. Our still beverage category represented 9.9% of our sales volume. Our water portfolio’s sales volume represented 10.7%, with 4.5% in bottled water and 6.2% in bulk water.

Total transactions in the Philippines were 6,278.5 million in 2017. Our sparkling beverage category represented 88.0% of our transactions. Our still beverage and water categories represented 7.3% and 4.7% of our transactions, respectively.

In 2017, multiple serving presentations represented 38.4% of total sparkling beverages sales volume in the Philippines. In 2017, returnable packaging, as a percentage of total sparkling beverage sales volume accounted for 48.5% in the Philippines.

Seasonality

Sales of our products are seasonal in all of the countries where we operate, as our sales volumes generally increase during the summer of each country and during the year-end holiday season. In Mexico, Central America, Colombia and the Philippines, we typically achieve our highest sales during the summer months of April through August as well as during the year-end holidays in December. In Brazil and Argentina, our highest sales levels occur during the summer months of October through March, including the year-end holidays in December.

Marketing

We, in conjunction with The Coca-Cola Company, have developed a marketing strategy to promote the sale and consumption of our products. We rely extensively on advertising, sales promotions and retailer support programs to target the particular preferences of our consumers. Our consolidated marketing expenses in 2017, net of contributions by The Coca-Cola Company, were Ps.4,504 million. The Coca-Cola Company contributed an additional Ps.4,023 million in 2017, which includes contributions for coolers, bottles and cases.

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

Product Sales and Distribution

The following table provides an overview of our distribution centers and the retailers to which we sold our products:

	As of December 31, 2017
	Mexico and Central America(1)	South America(2)	Venezuela(3)	Asia(4)
Distribution centers	181	67	24	52
Retailers(5)	971,844	817,401	158,563	818,502

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil and Argentina.
(3)	Includes KOF Venezuela.
(4)	Includes the Philippines.
(5)	Estimated.

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

We use several sales and distribution models depending on market, geographic conditions and the customer’s profile: (i) the pre-sale system, which separates the sales and delivery functions, permitting trucks to be loaded with the mix of products that retailers have previously ordered, thereby increasing both sales and distribution efficiency; (ii) the conventional truck route system, in which the person in charge of the delivery makes immediate sales from inventory available on the truck; (iii) a hybrid distribution system, where the same truck carries product available for immediate sale and product previously ordered through the pre-sale system; (iv) the telemarketing system, which could be combined with pre-sales visits; and (v) sales through third-party wholesalers and other distributors of our products.

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

In Mexico, we sell a majority of our beverages at small retail stores to consumers who may take the beverages for consumption at home or elsewhere. We also sell products through modern distribution channels, the “on-premise” consumption segment, home delivery, supermarkets and other locations. Modern distribution channels include large and organized chain retail outlets such as wholesale supermarkets, discount stores and convenience stores that sell fast-moving consumer goods, where retailers can buy large volumes of products from various producers. The “on-premise” consumption segment consists of sales through sidewalk stands, restaurants, bars and various types of dispensing machines as well as sales through point-of-sale programs in stadiums, concert halls, auditoriums and theaters.

Brazil. In Brazil, we distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors, including related parties such as FEMSA, while we maintain control over the selling activities. In designated zones in Brazil, third-party distributors purchase our products at a discount from the wholesale price and resell the products to retailers. We also sell our products through the same modern distribution channels used in Mexico.

Territories other than Mexico and Brazil. We distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors, including related parties such as FEMSA. In most of our territories, an important part of our total sales volume is sold through small retailers.

Competition

While we believe that most of our products enjoy wider recognition and greater consumer loyalty than those of our principal competitors, the markets in the territories where we operate are highly competitive. Our principal competitors are local Pepsi bottlers and other bottlers and distributors of local beverage brands. We face increased competition in many of our territories from producers of low price beverages, commonly referred to as “B brands.” A number of our competitors in Central America, Brazil, Argentina and Colombia offer beer in addition to sparkling beverages, still beverages, and water, which may enable them to achieve distribution efficiencies.

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

Mexico and Central America. Our principal competitors in Mexico are bottlers of Pepsi products. We compete with Organización Cultiba, S.A.B. de C.V., a joint venture formed by Grupo Embotelladoras Unidas, S.A.B. de C.V., the former Pepsi bottler in central and southeast Mexico, a subsidiary of PepsiCo, and Empresas Polar, S.A., the leading beer distributor and Pepsi bottler in Venezuela. Our main competition in the juice category in Mexico is Grupo Jumex. In the water category, Bonafont, a water brand owned by Danone, is our main competition. In addition, we compete with Cadbury Schweppes in sparkling beverages and with other local brands in our Mexican territories, as well as “B brand” producers, such as Ajemex, S.A. de C.V. (Big Cola bottler) and Consorcio AGA, S.A. de C.V. (Red Cola bottler), that offer various presentations of sparkling and still beverages.

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

In Argentina, our main competitor is Buenos Aires Embotellador S.A. (BAESA), a Pepsi bottler, which is owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In the water category, Levité, a water brand owned by Danone, is our main competition. In addition, we compete with a number of competitors offering generic, low-priced sparkling beverages as well as many other generic products and private label proprietary supermarket brands.

Venezuela. KOF Venezuela’s main competitor is Pepsi-Cola Venezuela, C.A., a joint venture formed between PepsiCo and Empresas Polar, S.A., the leading beer distributor in the country. KOF Venezuela competes with the producers of Big Cola in part of this country.

Asia. In the Philippines our main competitors are Pepsi-Cola Products Philippines, Inc. (PCPPI), the exclusive bottler of Pepsi products in the Philippines and Asiawide Refreshments Corporation (ARC), a licensed Philippine bottler of RC Cola beverages. PCPPI manufactures and sells soft drinks, ready-to-drink juices, ready-to-drink energy drinks and water. ARC manufactures and sells soft drinks and root beer.

Raw Materials

Pursuant to our bottler agreements, we are authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas, and we are required to purchase concentrate for all Coca-Cola trademark beverages in all of our territories from companies designated by The Coca-Cola Company and sweeteners and other raw materials from companies authorized by The Coca-Cola Company. Concentrate prices for Coca-Cola trademark beverages are determined as a percentage of the weighted average retail price in local currency net of applicable taxes. Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage has historically been set pursuant to periodic negotiations with The Coca-Cola Company. See “—Bottler Agreements.”

In the past, The Coca-Cola Company has increased concentrate prices for Coca-Cola trademark beverages in some of the countries where we operate. For example, The Coca-Cola Company (i) began to gradually increase concentrate prices for certain Coca-Cola trademark beverages in Mexico beginning in 2017 and Costa Rica and Panama beginning in 2014, and informed us that it would continue to do so through 2019 in Mexico and 2018 in Costa Rica and Panama; (ii) increased concentrate prices for certain Coca-Cola trademark beverages in Colombia in 2016 and 2017; and (iii) began to gradually increase concentrate prices for flavored water in Mexico beginning in 2015, and informed us it would continue to do so through 2018. Based on our estimates, we currently do not expect these increases will have a material adverse effect on our results of operations. The Coca-Cola Company may continue to unilaterally increase concentrate prices in the future, and we may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the prices of our products or our results. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”

In addition to concentrate, we purchase sweeteners, carbon dioxide, PET resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Our bottler agreements provide that these materials may be purchased only from suppliers approved by The Coca-Cola Company. Prices for certain raw materials, including those used in the bottling of our products, mainly PET resin, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in or determined with reference to the U.S. dollar, and therefore local prices in a particular country may increase based on changes in the applicable exchange rates. Our most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global PET resin supply. The average price that we paid for PET resin in U.S. dollars in 2017 increased only 2.7% as compared to 2016 in all our territories, excluding Venezuela. In addition, given that high currency volatility has affected and continues to affect most of our territories, the average price for PET resin in local currencies was higher in 2017 in Argentina and Mexico. In 2017, we purchased certain raw materials in advance, implemented a price fixing strategy and entered into certain derivative transactions, which helped us capture opportunities with respect to raw material costs and currency exchange rates.

Under our agreements with The Coca-Cola Company, we may use raw or refined sugar and HFCS in our products. Sugar prices in all of the countries where we operate, other than Brazil, are subject to local regulations and other barriers to market entry that, in certain countries, cause us to pay for sugar in excess of international market prices. In recent years, international sugar prices experienced significant volatility. Across our territories (excluding Venezuela), our average price for sugar in U.S. dollars, taking into account our financial hedging activities, increased by approximately 7.3% in 2017 as compared to 2016; however, the average price for sugar in local currency was lower in Panama, Colombia and the Philippines.

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

Mexico and Central America. In Mexico, we mainly purchase PET resin from Indorama Ventures Polymers México, S. de R.L. de C.V. (formerly Arteva Specialties, S. de R.L. de C.V.), M&G Polímeros México, S.A. de C.V. and DAK Resinas Americas Mexico, S.A. de C.V., which Alpla México, S.A. de C.V., known as Alpla, and Envases Universales de México, S.A.P.I. de C.V. manufacture into non-returnable plastic bottles for us. Also, we have introduced into our business Asian global suppliers, such as Far Eastern New Century Corp. and SFX – Jiangyin Xingyu New Material Co. Ltd., which support our PET strategy and are known as the top PET global suppliers.

We purchase all of our cans from Fábricas de Monterrey, S.A. de C.V., or FAMOSA, and Envases Universales de México, S.A.P.I. de C.V., through Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a cooperative of Coca-Cola bottlers, in which, as of April 13, 2018, we held a 35.0% equity interest. We mainly purchase our glass bottles from Vitro America, S. de R.L. de C.V. (formerly Compañía Vidriera, S.A. de C.V., or Vitro), FEVISA Industrial, S.A. de C.V., known as FEVISA, and Glass & Silice, S.A. de C.V., or SIVESA.

We purchase sugar from, among other suppliers, PIASA and Beta San Miguel, S.A. de C.V., both sugar cane producers in which, as of April 13, 2018, we held a 36.4% and 2.7% equity interest, respectively. We purchase HFCS from Ingredion México, S.A. de C.V. and Almidones Mexicanos, S.A. de C.V., known as Almex.

Sugar prices in Mexico are subject to local regulations and other barriers to market entry that cause us to pay higher prices than those paid in the international market. As a result, prices in Mexico have no correlation to international market prices. In 2017, sugar prices in local currency in Mexico increased approximately 24.4% as compared to 2016.

In Central America, the majority of our raw materials such as glass and non-returnable plastic bottles are purchased from several local suppliers. We purchase all of our cans through PROMESA. Sugar is available from suppliers that represent several local producers. In Costa Rica, we acquire plastic non-returnable bottles from Alpla C.R. S.A., and in Nicaragua we acquire such plastic bottles from Alpla Nicaragua, S.A.

South America (excluding Venezuela). In Colombia, we use sugar as a sweetener in all of our caloric beverages, which we buy from several domestic sources. Sugar prices in Colombia decreased approximately 11.2% in U.S. dollars and 14.3% in local currency, as compared to 2016. We purchase non-returnable plastic bottles from Amcor Rigid Plastics de Colombia, S.A. and Tapón Corona de Colombia S.A. (affiliate of Envases Universales de México, S.A.P.I. de C.V.). We have historically purchased all of our non-returnable glass bottles from O-I Peldar and other global suppliers in the Middle East. We purchase all of our cans from Crown Colombiana, S.A. Grupo Ardila Lulle (owners of our competitor Postobón) owns a minority equity interest in certain of our suppliers, including O-I Peldar, Crown Colombiana, S.A and Incauca S.A.S.

In Brazil, we also use sugar as a sweetener in all of our caloric beverages, which is available at local market prices, which historically have been similar to international prices. Sugar prices in Brazil decreased approximately 3.1% in U.S. dollars and decreased 10.5% in local currency as compared to 2016. Taking into account our financial hedging activities, our sugar prices in Brazil increased approximately 14.3% in U.S. dollars and increased 4.5% in local currency as compared to 2016. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” We purchase non-returnable glass bottles, plastic bottles and cans from several domestic and international suppliers. We mainly purchase PET resin from local suppliers such as M&G Polímeros México, S.A. de C.V. and Companhia Integrada Textil de Pernambuco.

In Argentina, we mainly use HFCS that we purchase from several different local suppliers as a sweetener in our products. We purchase glass bottles and other raw materials from several domestic sources. We purchase plastic preforms at competitive prices from Andina Empaques S.A., a local subsidiary of Embotelladora Andina, S.A., a Coca-Cola bottler with operations in Chile, Argentina, Brazil and Paraguay, Alpla Avellaneda, S.A., AMCOR Argentina, and other local suppliers.

Venezuela. KOF Venezuela uses sugar as a sweetener in all of its caloric beverages, which it purchases mainly from suppliers in the local market. Since 2003, KOF Venezuela has experienced a sugar shortage due to lower domestic production and the inability of the predominant sugar importers to obtain permission to import sugar on a timely basis. Because sugar distribution to the food and beverages industry and to retailers was controlled by the government, KOF Venezuela regularly experienced material disruptions with respect to access to sufficient sugar supply. For this reason, in 2016 we decided to adjust KOF Venezuela’s product portfolio from caloric beverages to non-caloric beverages. KOF Venezuela purchases glass bottles from one local supplier, Productos de Vidrio, C.A., the only supplier authorized by The Coca-Cola Company. KOF Venezuela acquires most of its non-returnable plastic bottles from Alpla de Venezuela, S.A., and most of its aluminum cans from a local producer, Dominguez Continental, C.A.

Asia. In the Philippines, we use both local sugar and HFCS that we purchase in China mainly from Archer Daniels Midland and Scents (Shandong Xiangchi Jianyuan Bio-Tech Co., Ltd), and in Korea from Daesang Corp.

In 2017, sugar prices in the Philippines decreased by approximately 17.9% in local currency and 22.5% in U.S. dollars, as compared to 2016. Due to a tax reform imposing new taxes on sugar and HFCS beginning on January 1, 2018, we expect to use sugar as the sweetener in all of our caloric beverages in the Philippines. See “Item 4. Information on the Company—Regulation—Taxation of Beverages.”

We purchase non-returnable plastic bottles from global PET converters such as Alpla Philippines Inc. and Indorama Ventures Packaging Philippines Corporation. In the case of PET resin, we purchase our supply from top Asian suppliers from China, Taiwan and South East Asia, such as Indorama Ventures Polymers, Far Eastern New Century Corporation and SFX – Jiangyin Xingyu New Material Co. Ltd. We purchase non-returnable glass bottles from Frigoglass Jebel Ali Free Zone, Saudi Arabian Glass Company Limited, Asia Brewery Inc., San Miguel Yamamura Packaging Corporation and Yantai NBC Glass Packaging Co., Ltd.

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

Price Controls

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries where we operate. Currently, there are no price controls on our products in any of the territories where we have operations, except for voluntary price restraints in Argentina, where authorities directly supervise certain of our products sold through supermarkets as a measure to control inflation, and statutory price controls in the Philippines, where the government has imposed price controls on certain products considered as basic necessities, such as bottled water. In Venezuela, KOF Venezuela is subject to government-imposed price controls on certain of its products, including bottled water. In addition, KOF Venezuela is subject to the Fair Prices Law (Ley Orgánica de Precios Justos), which imposed a limit on profits earned on the sale of goods, including KOF Venezuela’s products, seeking to maintain price stability and equal access to goods and services. Any changes to applicable law or potential violations may have an adverse effect on our business. See “Item 3. Key Information—Risk Factors—Regulatory developments may adversely affect our business.”

Taxation of Beverages

All the countries where we operate, except for Panama, impose value-added tax on the sale of sparkling beverages, with a rate of 16.0% in Mexico, 12.0% in Guatemala, 15.0% in Nicaragua, an average percentage of 15.8% in Costa Rica, 19.0% in Colombia (applied only to the first sale in the supply chain), 21.0% in Argentina, 12.0% in the Philippines and in Brazil 16.0% in the state of Parana, 17.0% in the state of Goias and Santa Catarina, 18.0% in the states of Sao Paulo, Minas Gerais and Rio de Janeiro, and 20.0% in the states of Mato Grosso do Sul and Rio Grande do Sul. The states of Rio de Janeiro, Minas Gerais and Parana also charge an additional 2.0% on sales as a contribution to a poverty eradication fund. In Brazil the value-added tax is grossed-up and added, along with federal sales tax, at the taxable basis. In addition, we are responsible for charging and collecting the value-added tax from each of our retailers in Brazil, based on average retail prices for each state where we operate, defined primarily through a survey conducted by the government of each state, which in 2017 represented an average taxation of approximately 17.8% over net sales. In addition, several of the countries where we operate impose the following excise or other taxes:

•	Mexico imposes an excise tax of Ps.1.00 per liter on the production, sale and import of beverages with added sugar and HFCS as of January 1, 2014. This excise tax is applied only to the first sale and we are responsible for charging and collecting it. The excise tax is subject to an increase when accumulated inflation in Mexico reaches 10.0% since the most recent date of adjustment. The increased tax is imposed starting on the fiscal year following such increase. In November 2017, the accumulated inflation since the prior date of adjustment reached 17.0%. As a result, the excise tax increased to Ps.1.17 per liter as of January 1, 2018.

•	Guatemala imposes an excise tax of 0.18 cents in local currency (Ps.0.48 as of December 31, 2017) per liter of sparkling beverage.

•	Costa Rica imposes a specific tax on non-alcoholic carbonated bottled beverages based on the combination of packaging and flavor, currently assessed at 18.49 colones (Ps.0.64 as of December 31, 2017) per 250 ml, and an excise tax currently assessed at 6.457 colones (approximately Ps.0.22 as of December 31, 2017) per 250 ml.

•	Nicaragua imposes a 9.0% tax on consumption, and municipalities impose a 1.0% tax on our Nicaraguan gross income.

•	Panama imposes a 5.0% tax based on the cost of goods produced and a 10.0% selective consumption tax on syrups, powders and concentrate.

•	Argentina imposes an excise tax of 8.7% on sparkling beverages containing less than 5.0% lemon juice or less than 10.0% fruit juice, and an excise tax of 4.2% on sparkling water and flavored sparkling beverages with 10.0% or more fruit juice, although this excise tax is not applicable to some of our products.

•	Brazil assesses an average production tax of approximately 4.1% and an average sales tax of approximately 11.5% over net sales. Beginning on May 1, 2015, these federal taxes were applied based on the price sold, as detailed in our invoices, instead of an average retail price combined with a fixed tax rate and multiplier per presentation. Except for sales to wholesalers, this production and sales taxes apply only to the first sale and we are responsible for charging and collecting these taxes from each of our retailers. For sales to wholesalers, they are entitled to recover the sales tax and charge this tax again upon the resale of our products to retailers.

•	Colombia’s municipalities impose a sales tax that varies between 0.35% and 1.2% of net sales.

•	Beginning in January 2018, the Philippines impose an excise tax of 6.00 Philippine pesos (approximately Ps.2.37 as of December 31, 2017) per liter for sweetened beverages using caloric and non-caloric sweeteners, except for HFCS, and 12.00 Philippine pesos (approximately Ps.4.74 as of December 31, 2017) per liter for sweetened beverages using HFCS.

In Venezuela, KOF Venezuela is subject to value-added tax on the sale of sparkling beverages at a rate of 12.0%. In addition, Venezuela’s municipalities imposed a variable excise tax applied only to the first sale of KOF Venezuela’s products that varied between 0.6% and 2.5% of net sales.

Tax Reforms

On April 1, 2015, the Brazilian government issued Decree No. 8.426/15 to impose, as of July 2015, PIS/COFINS (Social Contributions on Gross Revenues) of 4.65% on financial income (except for foreign exchange variations). In addition, starting in 2016, the Brazilian federal production tax rates were reduced and the federal sales tax rates were increased. These rates continued to increase in 2017. However, the Supreme Court decided in early 2017 that the value-added tax will not be used as the basis for calculating the federal sales tax, which resulted in a reduction of the federal sales tax. Notwithstanding the above, the tax authorities appealed the Supreme Court’s decision and are still waiting for a final resolution. In 2017 the federal production and sales taxes together resulted in an average of 15.6% tax over net sales. For 2018, these taxes will continue to increase, and we expect the average of these taxes will range between 16.0% and 17.5% over the net sales.

On December 30, 2015, the Venezuelan government enacted a new package of tax reforms that became effective in January 2016. This reform mainly (i) eliminated the inflationary adjustments for the calculation of income tax as well as the new investment tax deduction, and (ii) imposed a new tax on financial transactions effective as of February 1, 2016, for entities identified as “special taxpayers,” at a rate of 0.75% over certain financial transactions, such as bank withdrawals, transfer of bonds and securities, payment of indebtedness without intervention of the financial system and debits on bank accounts for cross-border payments. Given the inherent uncertainty as to how the Venezuelan government would require that the inflationary adjustments for the calculation of income tax be applied, in 2016 and 2017 we recognized the effects of the elimination of such inflationary adjustments in our Venezuelan operations.

In Guatemala the income tax rate for 2014 was 28.0% and it decreased to 25.0% for 2015.

On January 1, 2017, a new general tax reform became effective in Colombia. This reform reduced the income tax rate from 35.0% to 34.0% for 2017 and then to 33.0% for the following years. In addition, for entities located outside the free trade zone, this reform imposed an extra income tax rate of 6.0% for 2017 and 4.0% for 2018. For taxpayers located in the free trade zone, the special income tax rate increased from 15.0% to 20.0% for 2017. Additionally, the reform eliminated the temporary tax on net equity, the supplementary income tax at a rate of 9.0% as contributions to social programs and the temporary contribution to social programs at a rate of 5.0%, 6.0%, 8.0% and 9.0% for the years 2015, 2016, 2017 and 2018, respectively. For 2017, the dividends paid to individuals that are Colombian residents will be subject to a withholding of up to 10.0%, and the dividends paid to foreign individuals or entities non-residents in Colombia will be subject to a withholding of 5.0%. This reform increased the rate of the minimum assumed income tax (renta presuntiva sobre el patrimonio), from 3.0% to 3.5% for 2017. Finally, starting in 2017, the Colombian general value-added tax rate increased from 16.0% to 19.0%.

On January 1, 2018, a tax reform became effective in Argentina. This reform reduced the income tax rate from 35.0% to 30.0% for 2018 and 2019, and then to 25.0% for the following years. In addition, such reform imposed a new tax on dividends paid to non-resident stockholders and resident individuals at a rate of 7.0% for 2018 and 2019, and then to 13.0% for the following years. For sales taxes in the province of Buenos Aires, the tax rate decreased from 1.75% to 1.5% in 2018; however, in the City of Buenos Aires, the tax rate increased from 1.0% to 2.0% in 2018, and will be reduced to 1.5% in 2019, 1.0% in 2020, 0.5% in 2021 and 0.0% in 2022.

On January 1, 2018, a new tax reform became effective in the Philippines. This reform mainly (i) reduced the income tax rate imposed on a majority of individuals, (ii) increased the income tax rate on net capital gains from 5.0% or 10.0%, depending on the amount of shares sold, to a general tax rate of 15.0% on net capital gains from the sale of shares traded outside of the stock exchange by companies and individuals that are resident and non-resident, (iii) imposed an excise tax of 6.00 Philippine pesos per liter for sweetened beverages using caloric and non-caloric sweeteners, except for HFCS, and 12.00 Philippine pesos per liter for sweetened beverages using HFCS, (iv) imposed the obligation to issue electronic invoices and electronic sales reports, and (v) reduced the time period for keeping books and accounting records from 10 years to three years.

Water Supply

In Mexico, we obtain water directly from wells pursuant to concessions obtained from the Mexican government on a plant-by-plant basis. Water use in Mexico is regulated primarily by the 1992 Water Law (Ley de Aguas Nacionales de 1992), as amended, and regulations issued thereunder, which created the National Water Commission (Comisión Nacional del Agua). The National Water Commission is in charge of overseeing the national system of water use. Under the 1992 Water Law, concessions for the use of a specific volume of ground or surface water generally run from five to fifty-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request concession terms be extended before the expiration of the same. The Mexican government may reduce the volume of ground or surface water granted for use by a concession by whatever volume of water that is not used by the concessionaire for two consecutive years, unless the concessionaire proves that the volume of water not used is because the concessionaire is saving water by an efficient use of it. Our concessions may be terminated if, among other things, we use more water than permitted or we fail to pay required concession-related fees and do not cure such situations in a timely manner. Although we have not undertaken independent studies to confirm the sufficiency of the existing groundwater supply, we believe that our existing concessions satisfy our current water requirements in Mexico.

In addition, the 1992 Water Law provides that plants located in Mexico must pay a fee either to the local governments for the discharge of residual waste water to drainage or to the federal government for the discharge of residual waste water into rivers, oceans or lakes. Pursuant to this law, certain local and federal authorities test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by the National Water Commission. In the case of non-compliance with the law, penalties, including closures, may be imposed. All of our bottling plants located in Mexico meet these standards. See “—Description of Property, Plant and Equipment.”

In Brazil, we obtain water and mineral water from wells pursuant to concessions granted by the Brazilian government for each plant. According to the Brazilian Constitution and the National Water Resources Policy, water is considered an asset of common use and can only be exploited for the national interest by Brazilians or companies formed under Brazilian law. Concessionaires and users have the responsibility for any damage to the environment. The exploitation and use of water is regulated by the Code of Mining, Decree Law No. 227/67 (Código de Mineração), the Mineral Water Code, Decree Law No. 7841/45 (Código de Águas Minerais), the National Water Resources Policy (Decree No. 24.643/1934 and Law No. 9433/97) and by regulations issued thereunder. The companies that exploit water are supervised by the National Mining Agency (Agência Nacional de Mineração —ANM) and the National Water Agency (Agência Nacional de Águas) in connection with federal health agencies, as well as state and municipal authorities. In the Jundiai, Marilia, Curitiba, Maringa, Porto Alegre, Antonio Carlos and Itabirito plants, we do not exploit spring water. We only exploit spring water where we have all the necessary permits.

In Colombia, in addition to natural spring water for Manantial, we obtain water directly from wells and from utility companies. We are required to have a specific concession to exploit water from natural sources. Water use in Colombia is regulated by Law No. 9 of 1979 and Decrees No. 2811 of 1974 and No. 3930 of 2010. In addition, Decree No. 303 of 2012 requires us to apply for water concessions and for authorization to discharge our water into public waterways. The Ministry of Environment and Sustainable Development and Regional Autonomous Corporations supervises companies that use water as a raw material for their businesses. Furthermore, in Colombia, Law No. 142 of 1994 provides that public sewer services are charged based on volume (usage). The Water and Sewerage Company of the City of Bogota has interpreted this rule to be the volume of water captured, and not the volume of water discharged by users. Based on our production process, our Colombian subsidiary discharges into the public sewer system significantly less water than the water it captures. As a result, since October 2010 our Colombian subsidiary has filed monthly claims with the Water and Sewerage Company of the City of Bogota challenging these charges. In 2015, the highest court in Colombia issued a final ruling stating that the Water and Sewerage Company of the City of Bogota is not required to measure the volume of water discharged by users in calculating public sewer services charges. Based on this ruling, the Water and Sewerage Company of the City of Bogota commenced an administrative proceeding against our Colombian subsidiary requesting payment of approximately Ps.309 million for the sewer services it claims our subsidiary has not properly paid since 2005. In connection with such proceeding, in March 2016, this authority issued an order freezing certain of our bank accounts. See Note 8.2 to our consolidated financial statements. In June 2017, our Colombian subsidiary held conciliatory hearings with the Water and Sewerage Company of the City of Bogota and reached an agreement to settle this matter by payment of approximately Ps.216 million for the sewer services charged from June 2005 to May 2017. As of December 31, 2017, a reserve was created in our financial statements in the amount of this settlement. In June 2017, the settlement agreement was submitted before the administrative court seeking its judicial endorsement, and we are currently awaiting the final settlement approval.

In Argentina, a state water company provides water to our Alcorta plant on a limited basis; however, we believe the authorized amount meets our requirements for this plant. In our Monte Grande plant in Argentina we pump water from wells, in accordance with Law No. 25.688.

In Nicaragua, the use of water is regulated by the National Water Law (Ley General de Aguas Nacionales), and we obtain water directly from wells. In November 2017, we obtained a permit to increase our monthly amount of water used for production in Nicaragua and renewed our concession for the exploitation of wells for five more years, extending the expiration date to 2022. In Costa Rica, the use of water is regulated by the Water Law (Ley de Aguas). In both of these countries, we exploit water from wells granted to us through governmental concessions. In Guatemala, no license or permits are required to exploit water from the private wells in our own plants. In Panama, we acquire water from a state water company, and the use of water is regulated by the Panama Use of Water Regulation (Reglamento de Uso de Aguas de Panamá).

KOF Venezuela uses private wells in addition to water provided by the municipalities, and it takes the appropriate actions, including actions to comply with water regulations, to have water supply available from these sources, regulated by the Water Law (Ley de Aguas).

In the Philippines, we primarily obtain water directly from local utility companies and from wells pursuant to water permits obtained from the Philippine government, which have an indefinite term. Notwithstanding the water permits, our Philippine subsidiary pays an annual fee to the Philippine government for pumping water from the wells. The extraction of water from wells is regulated by the National Water Resources Board.

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

All of our plants located in Mexico have received a Certificate of Clean Industry (Certificado de Industria Limpia).

As part of our environmental protection and sustainability strategies, in December 2009, we, jointly with strategic partners, entered into a wind energy supply agreement with a Mexican subsidiary of the Spanish wind farm developer, GAMESA Energía, S.A., or GAMESA, to supply green energy to our bottling facility in Toluca, Mexico, owned by our subsidiary, Propimex, S. de R.L. de C.V., or Propimex, and to some of our suppliers of PET bottles. In 2010, GAMESA sold its interest in the Mexican entity that owned the wind farm to Iberdrola Renovables México, S.A. de C.V. This wind farm, which is located in La Ventosa, Oaxaca, generates approximately 100,000 megawatt hours annually. In 2015, 2016 and 2017, this wind farm provided us with approximately 64,430, 57,750 and 49,767 megawatt hours, respectively.

Additionally, we have entered into 20-year wind power supply agreements with two suppliers to receive clean and renewable energy for use at our production and distribution facilities throughout Mexico: (a) Energía Eólica del Sur, S.A.P.I. de C.V. (formerly known as Mareña Renovables Wind Power Farm) with a 396,000 megawatt installed capacity wind farm in Oaxaca, Mexico, which is expected to begin operations in 2018; and (b) Enel Green Power with a 100,000 megawatt installed capacity wind farm in San Luis Potosi, Mexico, which provided a total of 77,262 megawatt hours to 50 of our production and distribution facilities in 2017. In 2017, five of our manufacturing facilities received a total of 33,015 megawatt hours from renewable energy sources such as bagasse cogeneration from the PIASA “Tres Valles” sugar mill. Currently, 22 of our Mexican manufacturing facilities receive energy from renewable energy sources, which represent 56.0% of our current energy consumption in Mexico.

Our Central American operations are subject to several federal and state laws and regulations related to the protection of the environment and the disposal of hazardous and toxic materials, as well as water usage. Our Costa Rican operations have participated in a joint effort along with the local division of The Coca-Cola Company, Misión Planeta, for the collection and recycling of non-returnable plastic bottles. In Guatemala, we joined the Foundation for Water (Fundación para el Agua), through which we will have direct participation in several projects related to the sustainable use of water.

Our Colombian operations are subject to several Colombian federal and state laws and regulations related to the protection of the environment and the disposal of treated water and toxic and hazardous materials. These laws include the control of atmospheric emissions, noise emissions, disposal of treated water and strict limitations on the use of chlorofluorocarbons. In addition, on February 6, 2012, Colombia promulgated Decree No. 303, which requires us to apply for an authorization to discharge our water into public waterways. We are engaged in nationwide reforestation programs and campaigns for the collection and recycling of glass and plastic bottles, among other programs with positive environmental impacts. We have also obtained and maintained the ISO 9001, ISO 14001, OHSAS 18001, FSSC 22000 and PAS 220 certifications for our plants located in Medellin, Cali, Bogota, Barranquilla, Bucaramanga and La Calera, as recognition for the highest quality and food harmlessness in our production processes, which is evidence of our strict level of compliance with relevant Colombian regulations. Our six plants joined a small group of companies that have obtained these certifications. Our plant located in Tocancipa, which commenced operations in February 2015, obtained the Leadership in Energy and Environmental Design (LEED 2009) certification in April 2017.

KOF Venezuela is subject to several Venezuelan federal, state and municipal laws and regulations related to the protection of the environment. The most relevant of these laws are the Organic Environmental Law (Ley Orgánica del Ambiente), the Substance, Material and Dangerous Waste Law (Ley Sobre Sustancias, Materiales y Desechos Peligrosos), the Criminal Environmental Law (Ley Penal del Ambiente), Waste Management Law (Ley de Gestión Integral de Basura) and the Water Law (Ley de Aguas).

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

Our production plant located in Jundiai has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by applicable law. This production plant has been certified for GAO-Q and GAO-E. In 2017, the Itabirito plant has been certified for ISO 9001 and the Leadership in Energy and Environmental Design, which is a globally recognized certification of sustainability achievement. In addition, the plants of Jundiai, Mogi das Cruzes, Campo Grande, Marilia, Maringa, Curitiba, Porto Alegre, Antonio Carlos and Bauru have been certified for (i) ISO 9001; (ii) ISO 14001 and; (iii) norm OHSAS 18001. The Jundiai, Campo Grande, Bauru, Marilia, Curitiba, Maringa, Itabirito, Porto Alegre, Antonio Carlos and Mogi das Cruzes plants are certified in standard FSSC 22000.

In November 2015, we entered into two five-year wind power supply agreements with the following suppliers to receive renewable energy from wind power, small hydroelectric plants and sugarcane biomass plants, for use at our production and distribution facilities in Brazil: (a) Brookfield Energía Comercializadora, Ltda., which provided a total of 21,725 megawatt hours in 2017 and (b) CPFL Comercializão Brasil, S.A., which provided a total of 72,132 megawatt hours in 2017. In 2017, 13 of our Brazilian facilities received energy from renewable energy sources, which represented 83.0% of our energy consumption in Brazil.

In May 2008, a municipal regulation of the City of Sao Paulo, implemented pursuant to Law 13.316/2002, came into effect requiring us to collect for recycling a specified annual percentage of plastic bottles made from PET sold in the City of Sao Paulo. Beginning in May 2011, we were required to collect 90.0% of PET bottles sold. Currently, we are not able to collect the entire required volume of PET bottles we sell in the City of Sao Paulo. Since we do not meet the requirements of this regulation, which we believe to be more onerous than those imposed by the countries with the highest recycling standards, we could be fined and be subject to other sanctions, such as the suspension of operations in any of our plants and/or distribution centers located in the City of Sao Paulo. In May 2008, when this law came into effect, we and other bottlers in the City of Sao Paulo, through the Brazilian Soft Drink and Non-Alcoholic Beverage Association, or ABIR (Associação Brasileira das Indústrias de Refrigerantes e de Bebidas Não-alcoólicas), filed a motion requesting a court to overturn this regulation due to the impossibility of compliance. In November 2009, in response to a request by a municipal authority to provide evidence of the destination of the PET bottles sold in Sao Paulo, we filed a motion presenting all of our recycling programs and requesting a more practical timeline to comply with the requirements imposed. In October 2010, the municipal authority of Sao Paulo levied a fine on our Brazilian operating subsidiary of 250,000 Brazilian reais (approximately Ps.1.5 million as of December 31, 2017) on the grounds that the report submitted by our Brazilian operating subsidiary did not comply with the 75.0% proper disposal requirement for the period from May 2008 to May 2010. We filed an appeal against this fine, which was denied by the municipal authority in May 2013. This resolution by the municipal authority is final and not subject to appeal. However, in July 2012, the State Appellate Court of Sao Paulo rendered a decision on an interlocutory appeal filed on behalf of ABIR staying the requirement to pay the fines and other sanctions imposed on ABIR’s associated companies, including our Brazilian subsidiary, pending the final resolution of the appeal. We are still awaiting the final resolution of the appeal filed on behalf of ABIR. In November 2016, the municipal authority filed a tax enforcement claim against our Brazilian subsidiary in order to try to collect the fine imposed in October 2010. In February 2017, we filed a motion for a stay of execution against the collection of the fine based on the decision rendered by the State Appellate Court of Sao Paulo in July 2012. We cannot assure you that these measures will have the desired effect or that we will prevail in any judicial challenge that our Brazilian subsidiary may pursue.

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

Our Philippine operations are subject to federal laws and regulations relating to the protection of the environment. Among the most relevant laws and regulations are those concerning air emissions (Clean Air Act), water pollution (Clean Water Act) and the protection and management of the environment (Philippine Environmental Code). Our Philippine subsidiary has water treatment facilities in all of its plants, where waste water is treated to reach acceptable standards imposed by applicable law. Also, our Philippine subsidiary treats waste water to use it within their plants for cleaning and watering plants, among others activities.

In addition, all of our Philippine subsidiary’s plants have an Environmental Compliance Certificate, certifying that such plant does not have any significant negative environmental impact, and a discharge permit, certifying that the water discharge by such plant meets all legal requirements.

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

Other Regulations

In June 2014, the Brazilian government enacted Law No. 12,997 (Law of Motorcycle Drivers), which requires employers to pay a risk premium of 30.0% of the base salary to all employees that are required to drive a motorcycle to perform their job duties. This premium became enforceable in October 2014, when the related rules and regulations were issued by the Ministry of Labor and Employment. We believe that these rules and regulations (Decree No. 1.565/2014) were unduly issued because such Ministry did not comply with all the requirements of applicable law (Decree No. 1.127/2003). In November 2014, our Brazilian subsidiary, in conjunction with other bottlers of the Coca-Cola system in Brazil and through the ABIR, filed a claim before the Federal Court to stay the effects of such decree. ABIR’s associated companies, including our Brazilian subsidiary, were issued a preliminary injunction staying the effects of the decree and exempting us from paying the premium. The Ministry of Labor and Employment filed an interlocutory appeal against the preliminary injunction in order to restore the effects of Decree No. 1.565/2014. This interlocutory appeal was denied. In October 2016, a decision was rendered by the Federal Court declaring Decree No. 1.565/2014 to be null and void and requesting the Ministry of Labor and Employment to revise and reissue its regulations under Law No. 12,997. The Ministry of Labor and Employment, with the participation of all interested parties, is in the process of revising Decree No. 1.565/2014. Such revision has not concluded, therefore we cannot assure you that any changes made to Decree No. 1.565/2014 will not have an adverse effect on our business.

In August 2015, the Philippine Competition Act (Republic Act No. 10667) came into effect, which prohibited anti-competitive practices, abuse of dominant position, and mergers which prevent, lessen or restrict competition between or among competitors. This law provided a two-year transition period until August 2017 to allow companies to comply with its requirements. We are currently in compliance with this law. However, we cannot assure you that this new law will not have an adverse effect on our business or our inorganic growth plans.

In July 2017, the Brazilian government issued Law No. 13,467 (Labor Reform Law), which resulted in significant changes to labor regulations. This law extends the workday from 8 hours to 12 hours, provided that there is a 36-hour break afterwards. With regard to negotiations with any labor union, Law No. 13,467 provides that certain rights, such as constitutional rights and women’s rights, cannot be part of the negotiations, as the Constitution and existing law prevails over any collective bargaining agreement. In addition, Law No. 13,467 allows companies to outsource any activity, including the company’s principal activity and activities that a company’s own employees are carrying out. Furthermore, the law provides that a claimant seeking to enforce his or her rights under this law will have to pay all costs and expenses related to the lawsuit and limits any compensation for moral damages to certain thresholds. We are currently in compliance with these labor regulations.

In November 2017, the Panamanian government enacted Law No. 75 which regulates the sale of food and beverages in public and private schools (from elementary school through high school). According to Law No. 75, a list of authorized food and beverages will be published. As of the date of this annual report, no list has been published. However, the Ministry of Education issued a decree with certain products that they recommend should be sold in schools; the products mentioned do not include sparkling beverages, teas and still beverages that contain high amounts of sugar. We cannot assure you that these restrictions and any further restrictions will not have an adverse impact on our results of operations.

In December 2017, the Argentine government enacted Law No. 27,401 (Corporate Criminal Liability Law), which introduced the criminal liability regime for corporate entities who engage in corruption and bribery with governmental agencies. The main purpose of this law is to make corporate entities liable for corruption and bribery carried out directly or indirectly by such corporate entity, either with its participation, on its behalf or to its benefit. Although we believe we are in compliance with this law, if we were found liable for any of these practices, this law may have an adverse effect on our business.

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

The Coca-Cola Company contributed a significant portion of our total marketing expenses in our territories during 2017 and has reiterated its intention to continue providing such support as part of our cooperation framework. Although we believe that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”

We have separate bottler agreements with The Coca-Cola Company for each of the territories where we operate, on substantially the same terms and conditions. These bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement.

As of December 31, 2017, we had:

•	nine bottler agreements in Mexico: (i) two agreements for the Valley of Mexico territory, which are up for renewal in May 2018 and June 2023, (ii) the agreement for the southeast territory, which is up for renewal in June 2023, (iii) three agreements for the central territory, which are up for renewal in May 2018 (two agreements) and May 2025, (iv) the agreement for the northeast territory, which is up for renewal in May 2018, and (v) two agreements for the Bajio territory, which are up for renewal in May 2018 and May 2025;

•	nine bottler agreements in Brazil, which are up for renewal in May 2018 (seven agreements) and April 2024 (two agreements); and

•	one bottler agreement in each of Argentina, which is up for renewal in September 2024, Colombia, which is up for renewal in June 2024; Guatemala, which is up for renewal in March 2025; Costa Rica, which is up for renewal in September 2027; Nicaragua, which is up for renewal in May 2026; Panama, which is up for renewal in November 2024; and the Philippines, which is up for renewal in December 2022.

As of December 31, 2017, KOF Venezuela had one bottler agreement, which is up for renewal in August 2026.

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

As of December 31, 2017, we owned 60 bottling plants company-wide. By country, as of such date, we had 17 bottling facilities in Mexico, 5 in Central America, 7 in Colombia, 10 in Brazil, 2 in Argentina and 19 in the Philippines. In addition, KOF Venezuela owned 4 bottling plants as of December 31, 2017.

As of December 31, 2017, we operated 300 distribution centers, approximately 60.3% of which were in our Mexican territories. As of such date, we owned more than 83.0% of these distribution centers and leased the remainder. As of December 31, 2017, KOF Venezuela operated 24 distribution centers. See “—The Company—Product Sales and Distribution.”

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

Certain factors may affect utilization levels of our bottling facilities, such as seasonality of demand for our products, supply chain planning due to different geographies and different packaging capacities of our production lines. As a result, we are exposed to seasonality and peak months of demand for our products, which may lead us to have excess capacity during certain months in certain countries.

The table below summarizes by country installed capacity, average annual utilization and utilization during peak month of our production facilities:

Bottling Facility Summary

As of December 31, 2017

Country	Installed Capacity (thousands of unit cases)	Average Annual Utilization(1)(2) (%)	Utilization in Peak Month(1) (%)
Mexico	2,818,533	63	78
Guatemala	49,379	67	67
Nicaragua	86,555	39	58
Costa Rica	88,207	51	56
Panama	70,605	43	47
Colombia	663,452	38	47
Venezuela(3)	242,121	27	30
Brazil	1,419,984	52	59
Argentina	367,620	41	48
Philippines	1,139,038	51	60

(1)	Calculated based on each bottling facility’s theoretical capacity assuming total available time in operation and without taking into account ordinary interruptions, such as planned downtime for preventive maintenance, repairs, sanitation, set-ups and changeovers for different flavors and presentations. Additional factors that affect utilization levels include seasonality of demand for our products, supply chain planning due to different geographies and different packaging capacities.
(2)	Annualized rate.
(3)	Includes bottling facilities owned by KOF Venezuela.

The table below summarizes our principal production facilities in terms of installed capacity, including their location and facility area:

Bottling Facility by Location

As of December 31, 2017

Country	Plant	Facility Area
		(thousands of sq. meters)
Mexico	Toluca, Estado de Mexico	317
	Leon, Guanajuato	124
	Morelia, Michoacan	50
	Ixtacomitan, Tabasco	117
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	142
	La Pureza Altamira, Tamaulipas	300
	San Juan del Rio, Queretaro	84

Guatemala	Guatemala City	46

Nicaragua	Managua	54

Costa Rica	Calle Blancos, San Jose	52

Panama	Panama City	29

Colombia	Barranquilla, Atlántico	37
	Bogota, DC	105
	Tocancipa, Cundinamarca	298

Venezuela(1)	Valencia, Carabobo	100

Brazil	Jundiai, Sao Paulo	191
	Marilia , Sao Paulo	159
	Curitiba, Paraná	119
	Itabirito, Minas Gerais	320
	Porto Alegre, Río Grande do Sul	196

Argentina	Alcorta, Buenos Aires	73

Philippines	Santa Rosa, La Laguna	294
	Misamis, Mindanao	112
	Canlubang, La Laguna	137
	Imus, Cavite	19
	San Fernando, Pampanga	60

(1)	Includes bottling facilities owned by KOF Venezuela.

SIGNIFICANT SUBSIDIARIES

The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2017:

Name of Company	Jurisdiction of Incorporation	Percentage Owned	Description
Propimex, S. de R.L. de C.V.	Mexico	100.0%	Manufacturer and distributor of bottled beverages.

Controladora Interamericana de Bebidas, S. de R.L. de C.V.	Mexico	100.0%	Holding company of manufacturers and distributors of bottled beverages.

Spal Indústria Brasileira de Bebidas, S.A.	Brazil	96.1%	Manufacturer and distributor of bottled beverages.

Distribuidora y Manufacturera del Valle de México, S. de R.L. de C.V.	Mexico	100.0%	Manufacturer and distributor of bottled beverages.

Servicios Refresqueros del Golfo, S. de R.L. de C.V.	Mexico	100.0%	Manufacturer and distributor of bottled beverages.

Item 4.A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

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

Effects of Changes in Economic Conditions. Our results are affected by changes in economic conditions in Mexico, Brazil and in the other countries where we operate. For the year ended December 31, 2017, approximately 67.9% of our total revenues were attributable to Mexico and Brazil. In addition to Mexico and Brazil, during 2017, we also conducted operations in Central America (including Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela, Argentina and the Philippines. Our results are affected by the economic conditions in the countries where we conduct operations. Some of these economies continue to be influenced by the U.S. economy, and therefore, deterioration in economic conditions in the U.S. economy may affect these economies. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our results and financial condition. Our business may also be significantly affected by the interest rates, inflation rates and exchange rates of the local currencies of the countries where we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. In addition, an increase in interest rates would increase the cost to us of variable rate funding, which would have an adverse effect on our financial position.

Changes to the Accounting Method for our Venezuelan Operations. As disclosed in Note 3.3 to our consolidated financial statements, effective as of December 31, 2017, we determined that deteriorating conditions in Venezuela had led us to no longer meet the accounting criteria to consolidate the results of operations of KOF Venezuela. Such deteriorating conditions had significantly impacted our ability to manage our capital structure and our capacity to import and purchase raw materials and had imposed limitations on our portfolio dynamics. In addition, government controls over the pricing of certain products, labor law restrictions and an inability to obtain U.S. dollars and imports have affected the normal course of our business. Therefore, as of December 31, 2017, we changed the method of accounting for the results of operations of KOF Venezuela from consolidation to fair value method.

As a result of the deconsolidation, we recorded an extraordinary loss in other expenses of Ps.28,177 million as of December 31, 2017. This amount includes the reclassification of Ps.26,123 million, which were previously recorded in accumulated foreign currency translation losses in equity, to the income statement and impairment charges of Ps.2,053 million. The impairment charges include the following: Ps.745 million of distribution rights, Ps.1,098 million of property, plants and equipment and Ps.210 million of remeasurement at fair value of the operations in Venezuela. Prior to deconsolidation, during 2017, our operations in Venezuela contributed Ps.4,005 million to net sales and losses of Ps.2,223 million to net income.

Beginning on January 1, 2018, we will recognize the results of operations of KOF Venezuela as an investment under the fair value method pursuant to IFRS 9, Financial Instruments. While we continue to report the results of operations of KOF Venezuela as a consolidated reporting segment for the periods ended December 31, 2017, 2016 and 2015, as a result of this change, we will no longer include the results of operations of KOF Venezuela in our consolidated financial statements beginning on January 1, 2018.

Exchange Control Regime in Venezuela. For the years ended December 31, 2016 and 2015, we translated our results of operations in Venezuela into our reporting currency, the Mexican peso, using the official exchange rate of 673.76 bolivars per U.S. dollar and 198.70 bolivars per U.S. dollar, respectively. We translated our results of operations in Venezuela for the year ended December 31, 2017 into Mexican pesos using an exchange rate of 22,793 bolivars per U.S. dollar. We believe that this exchange rate better represented the economic conditions in Venezuela and provided more useful and relevant information with respect to the financial position, financial performance and cash flows of our Venezuelan operations. On January 29, 2018, a new auction of the Divisas Complementarias, or DICOM, the official exchange rate in Venezuela, conducted by the Venezuelan government resulted in an estimated exchange rate of 30,987 bolivars per €1.00 (equivalent to approximately 25,000 bolivars per US$1.00).

Recent Developments in the Consolidation of KOF Philippines. Since January 25, 2017, we control KOF Philippines as all decisions relating to the day-to-day operation and management of KOF Philippines’s business, including its annual normal operations plan, are approved by a majority of its board of directors without requiring the affirmative vote of any director appointed by The Coca-Cola Company. Commencing on February 1, 2017, we started consolidating KOF Philippines’s financial results in our financial statements. Our results in 2017 reflect a reduction in our share of the profit of associates and joint ventures accounted for using the equity method, net of taxes, as a result of this consolidation. For further information, see Note 4.1.2 to our consolidated financial statements.

Recent Acquisitions. In March 2017, we acquired, through our Mexican, Brazilian, Argentine, Colombian subsidiaries and also through our interest in Jugos del Valle in Mexico, a participation in the AdeS soy-based beverage businesses. As a result of this acquisition, we have exclusive distribution rights of AdeS soy-based beverages in our territories in these countries.

Recent Developments Relating to Our Indebtedness. On April 10, 2018 we entered into certain bank loans in Mexican pesos for an aggregate principal amount of Ps.10,100 million.

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

New Accounting Pronouncements

For a description of the new IFRS and amendments to IFRS adopted during 2017, see Note 2.4 to our consolidated financial statements. In addition, for a description of the recently issued accounting standards effective in 2018 and 2019, see Note 26 to our consolidated financial statements.

Results

The following table sets forth our consolidated income statements for the years ended December 31 2017, 2016 and 2015.

	Year Ended December 31,
	2017(1)(2)		2017	2016(3)	2015
	(in millions of Mexican pesos or millions of U.S. dollars, except per share data)
Revenues:
Net sales	US$	10,355	Ps.203,374	Ps.177,082	Ps.151,914
Other operating revenues		21	406	636	446

Total revenues		10,376	203,780	177,718	152,360
Cost of goods sold		5,708	112,094	98,056	80,330

Gross profit		4,668	91,686	79,662	72,030
Costs and expenses:
Administrative expenses		457	8,983	7,423	6,405
Selling expenses		2,848	55,927	48,039	41,879
Other income		223	4,371	1,281	620
Other expenses		1,682 (4)	33,032 (4)	5,093	2,368
Interest expenses		449	8,809	7,471	6,337
Interest income		45	887	715	414
Foreign exchange gain (loss), net		41	810	1,792	1,459
Gain (loss) on monetary position for subsidiaries in hyperinflationary economies		81	1,591	2,417	(33)
Market value gain on financial instruments		13	246	51	142

(Loss) income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		(365)	(7,160)	14,308	14,725
Income taxes		232	4,554	3,928	4,551
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes		3	60	147	155

Net income		(594)	(11,654)	10,527	10,329
Attributable to:
Equity holders of the parent		(652)	(12,802)	10,070	10,235
Non-controlling interest		58	1,148	457	94

	Year Ended December 31,
	2017(1)(2)	2017	2016(3)	2015
	(in millions of Mexican pesos or millions of U.S. dollars, except per share data)
Net income	(594)	(11,654)	10,527	10,329
Per share data:
Basic earnings per share(5)	(0.31)	(6.12)	4.86	4.94
Diluted earnings per share(6)	(0.31)	(6.12)	4.85	4.94

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps.19.64 per US$1.00 solely for the convenience of the reader.
(2)	Includes results of KOF Philippines from February 1, 2017. See “Item 4. Information on the Company—The Company—Corporate History.”
(3)	Includes results of Vonpar from December 2016. See “Item 4. Information on the Company—The Company—Corporate History.”
(4)	See Note 18 to our consolidated financial statements.
(5)	Computed on the basis of the weighted average number of shares outstanding during the period: 2,091.35 million in 2017 and 2,072.92 million in 2016 and 2015.
(6)	Computed on the basis of the diluted weighted average number of shares outstanding during the period: 2,091.35 million in 2017, 2,074.83 million in 2016 and 2,072.92 million in 2015. For further information see Note 3.25 to our consolidated financial statements.

Operations by Consolidated Reporting Segment

The following table sets forth certain financial information for each of our consolidated reporting segments for the years ended December 31, 2017, 2016 and 2015. See Note 25 to our consolidated financial statements for additional information about all of our consolidated reporting segments.

	Year Ended December 31,
	2017	2016	2015
	(in millions of Mexican pesos)
Total revenues
Mexico and Central America(1)	92,643	87,557	78,709
South America (excluding Venezuela)(2)	86,608	71,293	64,752
Venezuela	4,005	18,868	8,899
Asia(3)	20,524	—	—
Gross profit
Mexico and Central America(1)	45,106	43,569	40,130
South America (excluding Venezuela)(2)	37,756	29,263	27,532
Venezuela	646	6,830	4,368
Asia(3)	8,178	—	—

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil and Argentina. Includes results of Vonpar from December 2016.
(3)	Includes the Philippines.

Results for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Consolidated Results

The comparability of our financial and operating performance in 2017 as compared to 2016 was affected by the following factors: (1) the ongoing integration of mergers, acquisitions, and divestitures completed in recent years; (2) translation effects from fluctuations in exchange rates; (3) our results in Venezuela, which is considered a hyperinflationary economy, and the extraordinary charges as a result of the deconsolidation of our Venezuelan operations; and (4) the consolidation of KOF Philippines commencing on February 1, 2017. In certain information presented below, we have excluded the effects of (i) translation effects resulting from exchange rate fluctuations, (ii) our recent acquisition of Vonpar in Brazil, and (iii) our operations in Venezuela, and included the results of KOF Philippines as if its consolidation had occurred on January 1, 2016, in order to better describe the performance of our business on a comparable basis in 2017 as compared to 2016. To translate the results of our Venezuelan operations in 2017, we used the exchange rate of 22,793 bolivars per U.S. dollar, as compared to 673.76 bolivars per U.S. dollar used to translate our 2016 reported results. In addition, the average depreciation of currencies used in our main operations relative to the U.S. dollar in 2017, as compared to 2016, were: 12.1% for the Argentine peso, 1.5% for the Mexican peso and 6.1% for the Philippine peso. Moreover, the average appreciation of currencies used in our main operations relative to the U.S. dollar in 2017, as compared to 2016, were: 3.4% for the Colombian peso and 8.5% for the Brazilian real.

Total Revenues. Our consolidated total revenues increased by 14.7% to Ps.203,780 million in 2017, as a result of the acquisition of Vonpar in Brazil and the consolidation of our operations in the Philippines beginning on February 1, 2017. Total revenues were also driven by average price per unit case increases in local currency aligned with or above inflation in key territories, supported by the positive translation effect resulting from the appreciation of the Brazilian real and the Colombian peso, despite the depreciation of the Argentine peso, the Philippine peso and the Venezuelan bolivar; in each case relative to the Mexican peso. On a comparable basis, total revenues would have increased by 3.6%, driven by growth in our average price per unit case across most of our operations and volume growth in the Philippines, which were partially offset by volume declines in our South American (excluding Venezuela) consolidated reporting segment.

Total sales volume increased by 16.1% to 3,870.6 million unit cases in 2017 as compared to 2016, mainly as a result of the acquisition of Vonpar and the consolidation of KOF Philippines, which was partially offset by volume contraction in Argentina, Colombia and Venezuela as discussed below. On a comparable basis, total sales volume would have decreased by 1.5% in 2017 as compared to 2016. Sales volume of our sparkling beverage portfolio increased 16.9% as compared to 2016. On a comparable basis, sales volume of our sparkling beverage portfolio would have decreased by 1.7%, driven by volume contractions across most of our operations, which were partially offset by volume growth in the Philippines. On the same basis, our colas portfolio’s sales volume would have declined 1.4%, while our flavored sparkling beverage portfolio would have declined 2.6%. Sales volume of our still beverage portfolio increased 23.7% as compared to 2016. On a comparable basis, sales volume of our still beverage portfolio would have declined 2.6%, mainly due to volume contractions in Brazil, Colombia and the Philippines, which were partially offset by growth in Mexico and Argentina. Sales volume of bottled water, excluding bulk water, increased 9.2% as compared to 2016. On a comparable basis, bottled water, excluding bulk water, would have increased by 0.9%, driven mainly by growth in Mexico, Central America and the Philippines, which was partially offset by volume contractions in South America. Sales volume of bulk water increased 9.0% as compared to 2016. On a comparable basis, sales volume of bulk water would have decreased by 0.7%, driven mainly by a volume contraction in Colombia, which was partially offset by volume growth in Argentina, Brazil and the Philippines.

Consolidated average price per unit case decreased by 2.9% to Ps.49.29 in 2017, as compared to Ps.50.75 in 2016, mainly as a result of the negative translation effect resulting from depreciation of the Argentine peso, the Philippine peso and the Venezuelan bolivar relative to the Mexican peso, which was partially offset by the positive translation effect resulting from the appreciation of the Brazilian real and the Colombian peso, in each case relative to the Mexican peso. On a comparable basis, average price per unit case would have increased by 5.1% in 2017, driven by average price per unit case increases in local currency in Mexico, Argentina, Brazil and Colombia.

Gross Profit. Our gross profit increased by 15.1% to Ps.91,686 million in 2017; however, our gross profit margin decreased by 20 basis points to reach 45.0% in 2017 as compared to 2016. On a comparable basis, our gross profit would have increased by 6.1% in 2017, as compared to 2016. Our pricing initiatives, together with our currency and raw material hedging strategies, offset higher costs resulting from higher sweetener and concentrate prices in Mexico and the depreciation in the average exchange rate of the Mexican peso, the Argentine peso, and the Philippine peso as applied to U.S. dollar-denominated raw material costs.

The components of cost of goods sold include raw materials (principally concentrate, sweeteners and packaging materials), depreciation costs attributable to our production facilities, wages and other labor costs associated with labor force employed at our production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of our products in local currency, net of applicable taxes. Packaging materials, mainly PET resin and aluminum, and HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.

Administrative and Selling Expenses. Our administrative and selling expenses as a percentage of total revenues increased by 70 basis points to 31.9% in 2017 as compared to 2016. Our administrative and selling expenses in absolute terms increased by 17.0% to Ps.64,910 million as compared to Ps.55,462 million in 2016, mainly as a result of the consolidation of KOF Philippines and the recent acquisition of Vonpar; however, this increase was partially offset by an operating foreign exchange gain. In 2017, we continued investing across our territories to support marketplace execution, increase our cooler coverage, and bolster our returnable presentation base.

Other Expenses Net. We recorded other expenses net of Ps.28,661 million in 2017 as compared to Ps.3,812 million in 2016, mainly due to the deconsolidation of Venezuela, which was partially offset by the consolidation of KOF Philippines. For more information, see Note 3.3 to our consolidated financial statements.

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

Comprehensive financing result in 2017 recorded an expense of Ps.5,275 million as compared to an expense of Ps.6,080 million in 2016. This decrease was mainly driven by an increase in interest expenses of Ps.8,809 million in 2017 as compared to interest expenses of Ps.7,741 million in 2016, which was more than offset by a foreign exchange gain of Ps.810 million in 2017 as compared to a foreign exchange loss of Ps.1,792 million in 2016, such gain resulting from the appreciation of the end-of-period exchange rate of the Mexican peso relative to the U.S. dollar as applied to our U.S. dollar-denominated debt.

Income Taxes. In 2017, reported income tax was Ps.4,554 million as compared to Ps.3,928 million in 2016. For more information, see Note 23 to our consolidated financial statements.

Share of the Profit of Associates and Joint Ventures Accounted for Using the Equity Method, Net of Taxes. In 2017, we recorded a loss of Ps.60 million in the share of the profits of associates and joint ventures accounted for using the equity method, net of taxes, mainly due to the consolidation of KOF Philippines, which is no longer accounted for under the equity method from February 1, 2017; this loss was partially offset by gains in our joint ventures in Brazil.

Net Income (Equity holders of the parent). Consolidated net controlling interest loss was Ps.12,802 million during 2017, mainly as a result of the deconsolidation of our Venezuelan operations, which resulted in the reclassification of an accumulated non-cash item as a one-time charge to the other expenses line of the income statement in accordance with IFRS standards. On a comparable basis, controlling net income would have grown 34.7% in 2017.

Results by Consolidated Reporting Segment

Mexico and Central America

Total Revenues. Total revenues in our Mexico and Central America consolidated reporting segment increased by 5.8% to Ps.92,643 million in 2017 as compared to 2016, mainly as a result of an increase in the average price per unit case in Mexico.

Total sales volume in our Mexico and Central America consolidated reporting segment decreased by 0.4% to 2,017.9 million unit cases in 2017 as compared to 2016, as a result of volume contraction in both Mexico and Central America as discussed below. Sales volume of our sparkling beverage portfolio decreased by 0.9%, mainly driven by a 1.4% decrease in sales volume of our colas portfolio, which was partially offset by a 1.1% increase in sales volume of our flavored sparkling beverage portfolio. Sales volume of our still beverage portfolio increased by 3.8%, mainly due to growth in both Mexico and Central America. Sales volume of bottled water, excluding bulk water, increased by 2.6%, as Mexico and Central America had a positive performance. Our bulk water portfolio’s sales volume declined 0.7%.

Sales volume in Mexico decreased by 0.3% to 1,845.0 million unit cases in 2017, as compared to 1,850.7 million unit cases in 2016. Sales volume of our sparkling beverage portfolio decreased by 0.8%, driven by a 1.3% decrease in sales volume of our colas portfolio, which was partially offset by a 1.6% increase in sales volume of our flavored sparkling beverage portfolio. Sales volume of our still beverage portfolio increased by 4.4%. Sales volume of bottled water, excluding bulk water, increased by 2.3%, while our bulk water portfolio’s sales volume declined by 0.6%.

Sales volume in Central America decreased by 1.1% to 173.0 million unit cases in 2017, as compared to 174.9 million unit cases in 2016. Sales volume of our sparkling beverage portfolio decreased by 1.8%, driven by a 1.7% decrease in our colas portfolio and a 2.0% decrease in sales volume of our flavored sparkling beverage portfolio. Sales volume of our still beverage portfolio increased slightly by 0.5%. Sales volume of bottled water, excluding bulk water, increased by 5.7%, while our bulk water portfolio’s sales volume declined by 3.9%.

Gross Profit. Our gross profit in this consolidated reporting segment increased by 3.5% to Ps.45,106 million in 2017 as compared to 2016; however, gross profit margin decreased by 110 basis points to 48.7% in 2017. Gross profit margin decreased mainly as a result of higher sugar prices, increases in concentrate prices, and the depreciation of the average exchange rate of the Mexican peso as applied to our U.S. dollar-denominated raw material costs. This decrease was partially offset by our pricing initiatives and lower PET resin prices in the segment.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in this consolidated reporting segment increased by 60 basis points to 33.2% in 2017 as compared with the same period in 2016. Administrative and selling expenses, in absolute terms, increased 7.6% as compared to 2016.

South America (excluding Venezuela)

Total Revenues. Total revenues in our South America (excluding Venezuela) consolidated reporting segment increased by 21.5% to Ps.86,608 million in 2017 as compared to 2016, mainly as a result of the acquisition of Vonpar in Brazil and driven by average price per unit case increases together with the positive translation effect resulting from the appreciation of the Brazilian real and the Colombian peso relative to the Mexican peso. Total revenues for beer amounted to Ps.12,608 million.

Total sales volume in our South America (excluding Venezuela) consolidated reporting segment increased by 6.1% to 1,236.0 million unit cases in 2017 as compared to 2016, mainly as a result of the acquisition of Vonpar in Brazil. On a comparable basis, total sales volume would have decreased by 6.0% in 2017 as compared to 2016, as a result of a volume contraction in all of our South America operations. Sales volume of our sparkling beverage portfolio increased by 5.1% as compared to 2016. On a comparable basis, sales volume of our sparkling beverage portfolio would have decreased by 5.3%, mainly due to a volume contraction of our colas portfolio in all our territories in this consolidated reporting segment and a volume contraction in our flavored sparkling beverages in Brazil and Colombia. Sales volume of our still beverage portfolio decreased by 3.3% as compared to 2016. On a comparable basis, sales volume of our still beverage portfolio would have decreased by 10.4%, mainly driven by a sales volume contraction in Colombia, which was partially offset by volume growth in Argentina. Sales volume of our bottled water category, excluding bulk water, decreased by 2.4% as compared to 2016. On a comparable basis, sales volume of our bottled water category, excluding bulk water, would have decreased by 7.7% as compared to 2016, with volume contractions in Argentina, Brazil and Colombia. Sales volume of our bulk water portfolio decreased by 8.0% as compared to 2016. On a comparable basis, sales volume of our bulk water portfolio would have declined by 11.1%, mainly driven by a volume decline in Colombia, which was partially offset by volume growth in Argentina and Brazil.

Sales volume in Brazil increased by 17.9% to 765.1 million unit cases in 2017, as compared to 648.9 million unit cases in 2016, mainly as a result of the acquisition of Vonpar in Brazil. On a comparable basis, sales volume would have decreased by 3.8%. Sales volume of our sparkling beverage portfolio increased by 18.8% as compared to 2016. On a comparable basis, sales volume of our sparkling beverage portfolio would have decreased by 3.9%, as a result of a 3.2% sales volume decrease in our colas portfolio and a 5.8% sales volume decrease in our flavored sparkling beverage portfolio. Sales volume of our still beverage portfolio increased by 14.9% as compared to 2016. On a comparable basis, sales volume of our still beverage portfolio would have decreased by 2.1%. Sales volume of our bottled water, excluding bulk water, increased by 7.4% as compared to 2016, while sales volume of our bulk water portfolio increased by 18.0%. On a comparable basis, sales volume of bottled water, excluding bulk water, would have decreased by 4.8%, while sales volume of our bulk water portfolio would have increased by 2.5%.

Sales volume in Colombia decreased by 13.7% to 265.0 million unit cases in 2017, as compared to 307.0 million unit cases in 2016. Sales volume of our sparkling beverage portfolio decreased by 11.8% as compared to 2016, mainly driven by a 6.0% decrease in sales volume of our colas portfolio and a 31.2% decrease of our flavored sparkling beverages portfolio. Sales volume of our still beverage portfolio decreased by 29.1% during 2017, as compared to 2016. Sales volume of bottled water, excluding bulk water, decreased by 8.1% as compared to 2016, while sales volume of our bulk water portfolio decreased by 18.1%.

Sales volume in Argentina decreased by 1.5% to 205.9 million unit cases in 2017, as compared to 209.1 million unit cases in 2016. Sales volume of our sparkling beverage portfolio decreased by 1.5% as compared to 2016, mainly driven by a decrease in sales volume of our colas portfolio. Sales volume of our still beverage portfolio increased by 12.3% as compared to 2016. Sales volume of bottled water, excluding bulk water, decreased by 7.7%, while sales volume of our bulk water portfolio decreased by 11.1%.

Gross Profit. Gross profit in this consolidated reporting segment reached Ps.37,756 million, an increase of 23.5% in 2017 as compared to 2016, with a 280 basis point margin expansion to 43.6%. This increase in gross profit margin was mainly driven by lower costs resulting from lower PET resin and sweetener prices and the appreciation of the Brazilian real and the Colombian peso as applied to U.S. dollar-denominated raw material costs, which increase was partially offset by higher aluminum prices and the depreciation of the average exchange rate of the Argentine peso as applied to U.S. dollar-denominated raw material costs.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in this consolidated reporting segment decreased by 10 basis points to 29.4% in 2017 as compared to 2016. Administrative and selling expenses, in absolute terms, increased by 15.1% as compared to 2016, driven mainly by the acquisition of Vonpar in Brazil.

Venezuela

Total Revenues. Total revenues in Venezuela decreased by 78.8% to Ps.4,005 million in 2017 as compared to 2016, mainly driven by a volume decline and the negative translation effect resulting from the devaluation of the Venezuelan bolivar relative to the Mexican peso. These effects were partially offset by an average price per unit case increase.

Total sales volume in Venezuela decreased by 55.1% to 64.2 million unit cases in 2017 as compared to 2016, mainly due to an overall sales volume contraction in all our categories as a result of the conditions in the country, facing high inflation and scarcity of raw materials. Sales volume of our sparkling beverage portfolio decreased by 54.5%. Sales volume of our still beverage portfolio decreased by 29.1%. Sales volume of bottled water, including bulk water, decreased by 48.8%.

Gross Profit. For the reasons explained above, gross profit in Venezuela reached Ps.645 million in 2017, a decrease of 90.6% as compared to 2016.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in this consolidated reporting segment increased by 16.2% to 47.2% in 2017 as compared to 2016. Administrative and selling expenses, in absolute terms, decreased by 67.7% as compared to 2016.

Philippines

Total Revenues. Total revenues in the Philippines were Ps.20,524 million in 2017.

Total sales volume in the Philippines was 552.4 million unit cases in 2017. Our sparkling beverage category represented 79.4% of our total sales volume. Our still beverage category represented 9.9% of our sales volume. Our water portfolio’s sales volume represented 10.7%, with 4.5% in bottled water and 6.2% in bulk water.

Gross Profit. Gross profit in the Philippines was Ps.8,178 million in 2017, and gross profit margin reached 39.8%. This figure reflected lower sweetener and PET resin prices and the depreciation of the Philippine peso as applied to our U.S. dollar-denominated raw material costs.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in this consolidated reporting segment were 33.4% in 2017.

Results for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Consolidated Results

The comparability of our financial and operating performance in 2016 as compared to 2015 was affected by the following factors: (1) our acquisition and integration of Vonpar, (2) translation effects from fluctuations in exchange rates and (3) our results of operations in territories that are considered hyperinflationary economies (our only operation that was considered a hyperinflationary economy was Venezuela). In certain information presented below, we have excluded the effects of (i) our recent acquisition of Vonpar in Brazil, and (ii) our operations in Venezuela, in order to better describe the performance of our business on a comparable basis in 2016 as compared to 2015. To translate the results of our Venezuelan operations in 2016, we used the DICOM exchange rate of 673.76 bolivars per U.S. dollar, as compared to 198.70 bolivars per U.S. dollar exchange rate used to translate our 2015 results. The average depreciations to the U.S. dollar of currencies used in our main operations during 2016, as compared to 2015, were: 17.7% for the Mexican peso, 4.8% for the Brazilian real, 11.4% for the Colombian peso and 59.5% for the Argentine peso. Consolidated results include full-year figures of our territories and one month figures of Vonpar.

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

Total sales volume decreased by 3.0% to 3,334.0 million unit cases in 2016 as compared to 2015, as a result of the sales volume contraction in Brazil, Colombia, Argentina and Venezuela discussed below. On a comparable basis, total sales volume would have decreased by 0.9% in 2016 as compared to 2015. Sales volume of our sparkling beverage portfolio decreased by 3.4% as compared to 2015. On a comparable basis, sales volume of our sparkling beverage portfolio would have decreased by 1.0%, mainly as a result of a contraction in Brazil and Colombia, which was partially offset by the positive performance of the Coca-Cola brand in Mexico, Central America and Colombia, and our flavored sparkling beverage portfolio in Mexico and Central America. Sales volume of our still beverage portfolio decreased by 0.6% as compared to 2015. On a comparable basis, sales volume of our still beverage portfolio would have grown 2.9% mainly driven by the positive performance of ValleFrut orangeade, Del Valle juice and the Santa Clara dairy business in Mexico and Fuze tea in Central America. Sales volume of bottled water, excluding bulk water, decreased by 1.2% as compared to 2015. On a comparable basis, bottled water, excluding bulk water, would have decreased by 1.1%, driven by a contraction in Brazil and Colombia, which was partially offset by increased volume in Mexico and Argentina. Sales volume of bulk water decreased by 2.0% as compared to 2015. On a comparable basis, sales volume of bulk water would have decreased by 1.9%, mainly driven by a sales volume contraction of the Brisa and Crystal brand products in Colombia and Brazil, respectively.

Consolidated average price per unit case increased by 19.8% reaching Ps.50.75 in 2016, as compared to Ps.42.34 in 2015, mainly as a result of the appreciation of the Brazilian real and the Colombian peso relative to the Mexican peso, which was partially offset by the negative translation effect resulting from the use of the DICOM exchange rate to translate the results of our Venezuelan operations and the depreciation of the Argentine peso relative to the Mexican peso. Excluding the effects of currency fluctuations, our recent acquisition of Vonpar and the results of our operations in Venezuela, average price per unit case would have grown 6.8% in 2016, driven by average price per unit case increases above inflation in local currency in most of our territories.

Gross Profit. Our gross profit increased by 10.6% to Ps.79,662 million in 2016; however, our gross profit margin decreased by 250 basis points to reach 44.8% in 2016, mainly as a result of higher sugar prices, the depreciation of the average exchange rate of the Mexican peso, the Brazilian real, the Colombian peso and the Argentine peso relative to the U.S. dollar as applied to U.S. dollar-denominated raw material costs and an unfavorable currency hedging position in Brazil, which were partially offset by lower PET resin prices and our overall currency hedging strategy.

The components of cost of goods sold include raw materials (principally concentrate, sweeteners and packaging materials), depreciation costs attributable to our production facilities, wages and other labor costs associated with labor force employed at our production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of our products in local currency, net of applicable taxes. Packaging materials, mainly PET resin and aluminum, and HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.

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

Comprehensive financing result in 2016 recorded an expense of Ps.6,080 million as compared to an expense of Ps.7,273 million in 2015. This decrease was mainly driven by a gain on the monetary position in our hyperinflationary operations in Venezuela due to an increase in the balance of accounts payable. This gain was partially offset by a foreign exchange loss resulting from the depreciation of the end-of-period exchange rate of the Mexican peso relative to the U.S. dollar as applied to our U.S. dollar-denominated debt.

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

Gross Profit. Our gross profit in this consolidated reporting segment increased by 8.6% to Ps.43,569 million in 2016 as compared to 2015; however, gross profit margin decreased by 120 basis points to 49.8% in 2016, mainly as a result of higher prices of sugar and the depreciation of the average exchange rate of the Mexican peso relative to the U.S. dollar as applied to our U.S. dollar-denominated raw material costs, which were partially offset by lower PET resin prices and our overall currency hedging strategy.

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

Gross Profit. Our gross profit in this consolidated reporting segment in 2016 reached Ps.29,263 million, an increase of 6.3% as compared to 2015; however, gross profit margin decreased by 150 basis points to 41.0% in 2016. This decrease was mainly driven by higher sugar prices, the depreciation of the average exchange rate of the Brazilian real, the Colombian peso and the Argentine peso relative to the U.S. dollar as applied to U.S. dollar-denominated raw material costs and an unfavorable currency hedging position in Brazil, which was partially offset by lower PET resin prices and our currency hedging strategy in Colombia and Argentina.

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

Our total indebtedness was Ps.83,360 million as of December 31, 2017, as compared to Ps.88,909 million as of December 31, 2016. Short-term debt and long-term debt were Ps.12,171million and Ps.71,189 million, respectively, as of December 31, 2017, as compared to Ps.3,052 million and Ps.85,857 million, respectively, as of December 31, 2016. Total debt decreased Ps.5,549 million in 2017, compared to year end 2016. As of December 31, 2017, our cash and cash equivalents were Ps.18,767 million, as compared to Ps.10,476 million as of December 31, 2016. We had cash outflows in 2017 mainly resulting from dividend payments and the partial redemption of our 2.375% Notes due 2018. As of December 31, 2017, our cash and cash equivalents were comprised of 36.3% U.S. dollars, 24.0% Philippine pesos, 23.3% Mexican pesos, 11.3% Brazilian reais, 2.4% Argentine pesos, 1.9% Colombian pesos and 0.8% other legal currencies. As of March 31, 2018, our cash and cash equivalents balance was Ps.19,549 million, including US$352 million denominated in U.S. dollars. We believe that these funds, in addition to the cash generated by our operations, are sufficient to meet our operating requirements.

Future currency devaluations or the imposition of exchange controls in any of the countries where we have operations could have an adverse effect on our financial position and liquidity.

As part of our financing policy, we expect to continue to finance our liquidity needs mainly with cash flows from our operating activities. Nonetheless, as a result of regulations in certain countries where we operate, it may not be beneficial or practicable for us to remit cash generated in local operations to fund cash requirements in other countries. Exchange controls may also increase the real price of remitting cash to fund debt requirements in other countries. In the event that cash in these countries is not sufficient to fund future working capital requirements and capital expenditures, we may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. In the future we may finance our working capital and capital expenditure needs with short-term or other borrowings.

We continuously evaluate opportunities to pursue acquisitions or engage in strategic transactions. We would expect to finance any significant future transactions with a combination of any of cash, long-term indebtedness and the issuance of shares of our company.

Sources and Uses of Cash. The following table summarizes the sources and uses of cash for the years ended December 31, 2017, 2016 and 2015, from our consolidated statements of changes in cash flows:

	Year Ended December 31,
	2017	2016	2015
	(in millions of Mexican pesos)
Net cash flows from operating activities	33,236	32,446	23,202
Net cash flows used in investing activities(1)	(10,890)	(26,915)	(10,945)
Net cash flows used in financing activities	(10,775)	(9,734)	(8,567)
Dividends paid	(6,992)	(7,014)	(6,416)

(1)	Includes purchases of property, plant and equipment, the payment of a portion of the purchase price for our acquisition of Vonpar in 2016 and investments in other assets.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2017:

	As of December 31, 2017
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total
	(in millions of Mexican pesos)
Debt(1)
Mexican pesos	—	2,498	8,990	8,487	19,975
U.S. dollars	8,774	13,876	17,576	11,849	52,076
Brazilian reais	612	7,755 (2)	130	29	8,525
Colombian pesos	2,679	—	—	—	2,679
Argentine pesos	106	—	—	—	106
Interest Payments on Debt(3)
Mexican pesos	1,399	2,861	2,512	3,072	9,844
U.S. dollars	2,035	2,761	2,658	14,483	21,937
Brazilian reais	153	127	15	12	307
Colombian pesos	121	—	—	—	121
Argentine pesos	11	—	—	—	11
Cross Currency Swaps
U.S. dollars to Mexican pesos(4)	—	(567)	(139)	(50)	(756)
U.S. dollars to Brazilian reais(5)	3,863	330	(24)	—	4,169
Interest Rate Swaps
Brazilian variable interest rate to fixed rate(6)	—	48	33	—	81
Options
U.S. dollars to Mexican pesos(7)	(12)	—	—	—	(12)
Forwards
U.S. dollars to Mexican pesos(8)	(113)	—	—	—	(113)
U.S. dollars to Brazilian reais(9)	(51)	—	—	—	(51)
U.S. dollars to Colombian pesos(10)	3	—	—	—	3
U.S. dollars to Argentine pesos(11)	7	—	—	—	7
Commodity Hedge Contracts
Sugar(12)	4	(3)	—	—	1
Expected Benefits to be Paid for Pension and Retirement Plans, Seniority Premiums and Post-employment	346	635	193	1,778	2,952

(1)	Excludes the effect of cross currency swaps.
(2)	Part of our debt denominated in Brazilian reais consists of a promissory note for 1,090 million Brazilian reais (approximately Ps.6,707 million as of December 31, 2017). This promissory note is denominated and payable in Brazilian reais; however, it is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.
(3)	Interest was calculated using the contractual debt and nominal interest rates as of December 31, 2017. Liabilities denominated in U.S. dollars were converted to Mexican pesos at an exchange rate of Ps.19.74 per U.S. dollar, the exchange rate reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2017.
(4)	Cross-currency swaps used to convert U.S. dollar-denominated debt into Mexican peso-denominated debt with a notional amount of Ps.18,552 million. These cross-currency swaps are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2017.
(5)	Cross-currency swaps used to convert U.S. dollar-denominated debt into Brazilian real-denominated debt with a notional amount of Ps.39,233 million. These cross-currency swaps are considered hedges for accounting purposes and the amounts shown in the table are fair value figures (gain)/loss as of December 31, 2017.
(6)	Reflects the market value as of December 31, 2017 of the interest rate swaps used to hedge Brazilian interest rate variation. These interest rate swaps are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2017.

(7)	Reflects the market value as of December 31, 2017 of a collar option derivative instrument used to hedge against fluctuation in the Mexican peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2017.
(8)	Reflects the market value as of December 31, 2017 of forward derivative instruments used to hedge against fluctuation in the Mexican peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2017.
(9)	Reflects the market value as of December 31, 2017 of forward derivative instruments used to hedge against fluctuation in the Brazilian real. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2017.
(10)	Reflects the market value as of December 31, 2017 of forward derivative instruments used to hedge against fluctuation in the Colombian peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2017.
(11)	Reflects the market value as of December 31, 2017 of forward derivative instruments used to hedge against fluctuation in the Argentine peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2017.
(12)	Reflects the market value as of December 31, 2017 of futures contracts used to hedge sugar cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2017.

Debt Structure

The following chart sets forth the debt breakdown of our company and its subsidiaries by currency and interest rate type as of December 31, 2017:

Currency	Percentage of Total Debt(1)(2)	Average Nominal Rate(3)	Average Adjusted Rate(1)(4)
Mexican pesos	44.7%	7.0%	8.3%
U.S. dollars	1.1%	3.5%	3.0%
Brazilian reais	51.0%	7.0%	7.4%
Colombian pesos	3.0%	7.9%	7.9%
Argentine pesos	0.2%	22.4%	22.4%

(1)	Includes the effects of our derivative contracts as of December 31, 2017, including cross currency swaps from U.S. dollars to Mexican pesos and U.S. dollars to Brazilian reais.
(2)	Due to rounding, these figures may not equal 100.0%.
(3)	Annual weighted average interest rate per currency as of December 31, 2017.
(4)	Annual weighted average interest rate per currency as of December 31, 2017 after giving effect to interest rate swaps and cross currency swaps. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

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

On May 24, 2013, we issued Ps.7,500 million aggregate principal amount of certificados bursátiles bearing an annual interest rate of 5.46% and due May 2023. This series of certificados bursátiles is guaranteed by the Guarantors.

On June 30, 2017, we issued (i) Ps.8,500 million aggregate amount of 10-year fixed rate certificados bursátiles bearing an annual interest rate of 7.87% and due June 2027, and (ii) Ps.1,500 million aggregate amount of 5-year floating rate certificados bursátiles, priced at 28-day Tasa de Interés Interbancaria de Equilibrio (Equilibrium Interbank Interest Rate, or TIIE) plus 0.25% and due June 2022. These series of certificados bursátiles are guaranteed by the Guarantors.

As of December 31, 2017, we had the following certificados bursátiles outstanding in the Mexican securities market:

Issue Year	Maturity	Amount	Rate
2017	June 18, 2027	Ps.8,500 million	7.87%
2017	June 24, 2022	Ps.1,500 million	28-day TIIE + 0.25%
2013	May 12, 2023	Ps.7,500 million	5.46%
2011	April 5, 2021	Ps.2,500 million	8.27%

Our certificados bursátiles contain reporting obligations pursuant to which we must furnish to the bondholders consolidated audited annual financial reports and consolidated quarterly financial reports.

2.375% Notes due 2018. On November 26, 2013, we issued US$1 billion aggregate principal amount of 2.375% senior notes due November 26, 2018. On August 18, 2017, we redeemed 55.5% of the face value of the 2.375% senior notes in a principal amount of US$555 million; therefore, the aggregate principal amount of the 2.375% senior notes outstanding is US$445 million. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes, among others, certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and the entering into sale and leaseback transactions by us and our significant subsidiaries.

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

Bank Loans. As of December 31, 2017, we had a number of bank loans in U.S. dollars, Colombian pesos, Brazilian reais, and Argentine pesos, with an aggregate principal amount of Ps.8,634 million. On April 10, 2018, we entered into certain bank loans in Mexican pesos for an aggregate principal amount of Ps.10,100 million. Our bank loans in U.S. dollars and Mexican pesos are guaranteed by the Guarantors.

Promissory Note (Vonpar Acquisition). On December 6, 2016, as part of the purchase price paid for our acquisition of Vonpar, we issued and delivered a three-year promissory note to the sellers, for a total amount of 1,090 million Brazilian reais (approximately Ps.6,707 million as of December 31, 2017). The promissory note bears interest at an annual rate of 0.375%, and is denominated and payable in Brazilian reais. The promissory note is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.

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

We have various losses related to tax, labor and other legal proceedings. We periodically assess the probability of loss for such contingencies and accrue a provision and/or disclose the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a provision for the estimated loss. See Note 24 to our consolidated financial statements. We use outside legal counsel for certain complex legal proceedings. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2017:

	As of December 31, 2017
	(in millions of Mexican pesos)
Tax	Ps.	6,717
Labor		2,365
Legal		1,985

Total	Ps.	11,067

In recent years, our Mexican subsidiaries have been required to submit certain information to relevant authorities regarding alleged monopolistic practices. See “Item 8. Financial Information—Legal Proceedings—Mexico—Antitrust Matters.” Such proceedings are a normal occurrence in the beverage industry and we do not expect any significant liability to arise from these contingencies.

As is customary in Brazil, we have been required by the relevant authorities to collateralize tax contingencies currently in litigation amounting to Ps.9,433 million, Ps.8,093 million and Ps.3,569 million as of December 31, 2017, 2016 and 2015, respectively, by pledging fixed assets, or providing bank guarantees.

In connection with our acquisition of Vonpar, the sellers have agreed to indemnify us against certain contingencies that may arise as a result of the management of the business prior to the acquisition. See Note 24.5.1 to our consolidated financial statements.

Capital Expenditures

The following table sets forth our capital expenditures, including investment in property, plant and equipment, deferred charges and other investments for the periods indicated on a consolidated basis and by consolidated reporting segment:

	Year Ended December 31,
	2017	2016	2015
	(in millions of Mexican pesos)
Mexico and Central America(1)	8,231	6,597	4,672
South America (excluding Venezuela)(2)	4,686	4,240	5,686
Venezuela(3)	—	1,554	1,126
Asia(4)	1,695	—	—

Capital expenditures, net(5)	14,612	12,391	11,484

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil and Argentina.
(3)	Includes the effects of inflation.
(4)	Includes the Philippines.
(5)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

In 2017, 2016 and 2015, we focused our capital expenditures on investments in (i) increasing production capacity; (ii) placing coolers with retailers; (iii) returnable bottles and cases; (iv) improving the efficiency of our distribution infrastructure; and (v) information technology. Through these measures, we continuously seek to improve our profit margins and overall profitability.

We have budgeted approximately US$650 million for our capital expenditures in 2018. Our capital expenditures in 2018 are primarily intended for:

•	investments in production capacity;

•	market investments;

•	returnable bottles and cases;

•	improvements throughout our distribution network; and

•	investments in information technology.

We estimate that of our projected capital expenditures for 2018, approximately 40.0% will be for our Mexican territories and the remaining will be for our non-Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2018. Our capital expenditure plan for 2018 may change based on market and other conditions, our results and financial resources.

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

The following table provides a summary of the fair value of derivative instruments as of December 31, 2017. The fair market value is estimated using market prices that would apply to terminate the contracts at the end of the period and are confirmed by external sources, which generally are also our counterparties to the relevant contracts.

	Fair Value as of December 31, 2017
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total fair value
	(in millions of Mexican pesos)
Cross Currency Swaps
U.S. dollars to Mexican pesos	—	(567)	(139)	(50)	(756)
U.S. dollars to Brazilian reais	3,863	330	(24)	—	4,169
Interest Rate Swaps
Brazilian variable interest rate to fixed rate	—	48	33	—	81
Options
U.S. dollars to Mexican pesos	(12)	—	—	—	(12)
Forwards
U.S. dollars to Mexican pesos	(113)	—	—	—	(113)
U.S. dollars to Brazilian reais	(51)	—	—	—	(51)
U.S. dollars to Colombian pesos	3	—	—	—	3
U.S. dollars to Argentine pesos	7	—	—	—	7
Commodity Hedge Contracts
Sugar	4	(3)	—	—	1

Item 6.	Directors, Senior Management and Employees

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

At our general ordinary shareholders meeting held on March 9, 2018, the following directors were appointed or confirmed: 13 directors and their respective alternates as applicable, were appointed or confirmed by holders of Series A shares, five directors and their respective alternates as applicable, were appointed or confirmed by holders of Series D shares and three directors and their respective alternates as applicable, were appointed or confirmed by holders of Series L shares. Our board of directors is currently comprised of 21 members.

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for information on relationships with certain directors and senior management.

As of the date of this annual report, our board of directors had the following members:

Series A Directors

José Antonio Vicente Fernández Carbajal Chairman	Born:	February 1954
	First elected:	1993, as director; 2001 as chairman.
	Term expires:	2019
	Principal occupation:	Executive Chairman of the board of directors of FEMSA.
	Other directorships:	Chairman of the board of directors of Fundación FEMSA, A.C. and Instituto Tecnológico y de Estudios Superiores de Monterrey, or ITESM. Chairman Emeritus of the US Mexico Foundation. Member of the board of directors of Heineken Holding, N.V., and Grupo Televisa, S.A.B. de C.V. and vice-chairman of the supervisory board of Heineken, N.V., Chairman of the America’s committee and member of the preparatory committee and selection and appointment committee of Heineken, N.V. Member of the board of directors of Industrias Peñoles, S.A.B. de C.V., Co-Chairman of the advisory board of Woodrow Wilson Center, Mexico Chapter and member of the board of trustees of the Massachusetts Institute of Technology Corporation.

	Business experience:	Joined the strategic planning department of FEMSA in 1988, after which he held managerial positions at FEMSA Cerveza’s commercial division and OXXO. He was appointed Deputy Chief Executive Officer of FEMSA in 1991 and Chief Executive Officer in 1995, a position he held until December 31, 2013. As of January 1, 2014, he was appointed Executive Chairman of the board of directors of FEMSA.
	Education:	Holds a degree in Industrial Engineering and a Master in Business Administration, or MBA, from ITESM.
	Alternate director:	Eva María Garza Lagüera Gonda(3)

Miguel Eduardo Padilla Silva Director	Born:	January 1955
	First elected:	2016
	Term expires:	2019
	Principal occupation:	Chief Executive Officer of FEMSA.
	Other directorships:	Member of the board of directors of FEMSA, and member of the board of directors of Grupo Lamosa, S.A.B. de C.V., Club Industrial, A.C., Universidad Tec Milenio and Coppel, S.A. de C.V.
	Business experience:	He held the position of Chief Financial and Corporate Officer of FEMSA from 2016 to 2017 and Chief Executive Officer of FEMSA Comercio from 2004 to 2016. Also, he held the positions of Planning and Control Officer of FEMSA from 1997 to 1999 and Chief Executive Officer of the Strategic Procurement Business Division of FEMSA from 2000 to 2003. He had a 20-year career in Alfa, S.A.B. de C.V., or Alfa, and held a position in Terza, S.A. de C.V. as Chief Executive Officer.
	Education:	Holds a degree in Mechanical Engineering from ITESM, a MBA from Cornell University and executive management studies at Instituto Panamericano de Alta Dirección de Empresa, or IPADE.
	Alternate director:	Francisco José Calderón Rojas

Javier Gerardo Astaburuaga Sanjines Director	Born:	July 1959
	First elected:	2006
	Term expires:	2019
	Principal occupation:	Vice-President of Corporate Development of FEMSA.
	Business experience:	Joined FEMSA as a financial information analyst and later acquired experience in corporate development, administration and finance. He held various senior positions at FEMSA Cerveza between 1993 and 2001, including Chief Financial Officer and for two years he served as FEMSA Cerveza’s Director of Sales for the north region of Mexico, prior to his current position and until 2003, when he was appointed FEMSA Cerveza’s Co-Chief Executive Officer. He held the position of Chief Financial and Corporate Officer of FEMSA from 2006 to 2015.
	Other directorships:	Member of the board of directors of Heineken N.V. and FEMSA. Member of the audit committee of Heineken N.V., finance and investments committee of ITESM and of the investments committee of Grupo Acosta Verde.
	Education:	Holds a degree in accounting from ITESM and is licensed as a Certified Public Accountant, or CPA.
	Alternate director:	Mariana Garza Lagüera Gonda(2)

Federico Reyes García Director	Born:	September 1945
	First elected:	1992
	Term expires:	2019
	Principal occupation:	Independent consultant.
	Business experience:	At FEMSA, he held the position of Executive Vice-President of Corporate Development from 1992 to 1993, Chief Financial Officer from 1999 to 2006, and Corporate Development Officer until 2015.
	Other directorships:	Alternate member of the board of directors of FEMSA, and member of the board of directors of Fundación FEMSA and Tec Salud.
	Education:	Holds a degree in Business and Finance from ITESM.
	Alternate director:	Alejandro Bailleres Gual

John Anthony Santa Maria Otazua Director	Born:	August 1957
	First elected:	2014
	Term expires:	2019
	Principal occupation:	Our Chief Executive Officer.
	Business experience:	Has served as our Strategic Planning and Business Development Officer and Chief Operating Officer of our Mexican operations. Has served as Strategic Planning and Commercial Development Officer and Chief Operating Officer of our South America division. He also has experience in several areas of our company, namely development of new products and mergers and acquisitions. Has experience with different bottler companies in Mexico in areas such as Strategic Planning and General Management.
	Other directorships:	Member of the board of directors of Gentera, S.A.B. de C.V., or Gentera and member of the board of directors and commercial committee of Banco Compartamos, S.A., Institución de Banca Múltiple.
	Education:	Holds a Bachelor’s degree in Business Administration and a MBA with a major in Finance from Southern Methodist University.
	Alternate director:	Héctor Treviño Gutiérrez

Paulina Garza Lagüera Gonda(2) Director	Born:	March 1972
	First elected:	2009
	Term expires:	2019
	Business experience:	Private investor
	Other directorships:	Alternate member of the board of directors of FEMSA. Member of the board of directors of Controladora Pentafem, S.A.P.I. de C.V., Inmobiliaria Valmex, S.A. de C.V., Inversiones Bursátiles Industriales, S.A. de C.V., Desarrollo Inmobiliaria La Sierrita, S.A. de C.V., Refrigeración York, S.A. de C.V. and Peñitas, S.A. de C.V.

	Education:	Holds a degree in Business Administration from ITESM.
	Alternate director:	Alfonso Garza Garza(1)

Ricardo Guajardo Touché Director	Born:	May 1948
	First elected:	1988
	Term expires:	2019
	Principal occupation:	Chairman of the board of directors of Solfi, S.A. de C.V.
	Other directorships:	Member of the board of directors of FEMSA, Grupo Valores Operativos Monterrey, S.A.P.I. de C.V., El Puerto de Liverpool, S.A.B. de C.V., Alfa, Grupo Financiero BBVA Bancomer, BBVA Bancomer, S.A., Institución de Banca Múltiple, or BBVA Bancomer, Grupo Aeroportuario del Sureste, S.A.B. de C.V., Grupo Bimbo, S.A.B. de C.V., or Bimbo, Grupo Coppel, S.A. de C.V., ITESM and Vitro, S.A.B. de C.V.
	Business experience:	Has held senior executive positions at FEMSA, Grupo AXA, S.A. de C.V. and Grupo Valores de Monterrey, S.A.B. de C.V.
	Education:	Holds a degree in Electrical Engineering from ITESM and the University of Wisconsin and a Master’s degree from the University of California at Berkeley.
	Alternate director:	Daniel Alberto Rodríguez Cofré

Alfonso González Migoya Independent Director	Born:	January 1945
	First elected:	2006
	Term expires:	2019
	Principal occupation:	Chairman of the board of directors of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (Volaris), and managing partner of Acumen Empresarial, S.A. de C.V.
	Other directorships:	Member of the board of directors of FEMSA, Nemak, S.A.B. de C.V., Bolsa Mexicana de Valores, S.A.B. de C.V., Banregio Grupo Financiero, S.A., Grupo Cuprum, S.A. de C.V., Berel, S.A. de C.V., Servicios Corporativos Javer, S.A.P.I. de C.V., Grupo Senda Autotransporte, S.A. de C.V. and ITESM.
	Business experience:	Served as Corporate Director of Alfa from 1995 to 2005 and as Chairman of the board of directors and Chief Executive Officer of Grupo Industrial Saltillo, S.A.B. de C.V. from 2009 to 2014.
	Education:	Holds a degree in Mechanical Engineering from ITESM and a MBA from the Stanford University Graduate School of Business.
	Alternate director:	Ernesto Cruz Velázquez de León (independent director)

Enrique F. Senior Hernández Independent Director	Born:	August 1943
	First elected:	2004
	Term expires:	2019
	Principal occupation:	Managing Director of Allen & Company, LLC.
	Other directorship:	Alternate member of the board of directors of FEMSA, and member of the board of directors of Televisa, Cinemark USA, Inc. and Univision Communications, Inc.
	Business experience:	Among other clients, has provided financial advisory services to FEMSA and Coca-Cola FEMSA.
	Education:	Holds a law degree from Yale University, an Honorary Law Doctorate from Emerson College and a MBA from Harvard University Business School.
	Alternate director:	Herbert A. Allen III (independent director)

Luis Rubio Freidberg Independent Director	Born:	August 1955
	First elected:	2015
	Term expires:	2019
	Principal occupation:	President of the Organization México Evalúa
	Other directorships:	President of the board of directors of Consejo Mexicano de Asuntos Internacionales (COMEXI). He is also a member of the board of directors of Xanthrus, The India Fund-Asia Tigers, The Tinker Foundation and Transparencia Mexicana.
	Business experience:	He is a contributing editor of the newspaper Reforma. In the 1970s he was Planning Director at Citibank in Mexico and served as an adviser to Mexico’s Secretary of the Treasury.
	Education:	Holds a degree in Financial Administration, a multinational MBA and a Master’s degree and PhD in political science from Brandeis University.
	Alternate director:	Jaime A. El Koury (independent director)

Daniel Javier Servitje Montull Independent Director	Born:	April 1959
	First elected:	1998
	Term expires:	2019
	Principal occupation:	Chief Executive Officer and Chairman of the board of directors of Bimbo.
	Other directorships:	Member of the board of directors of Grupo Financiero Banamex, S.A. de C.V., Instituto Mexicano para la Competitividad, A.C., The Consumer Goods Forum, and Latin America Conservation Council (The Nature Conservancy). Member of Stanford GSB Advisory Council and Wal-Mart Mexico Advisory Board of Suppliers. Chairman of the board of directors of Corporación Aura Solar, S.A.P.I. de C.V., Servicios Comerciales de Energía, S.A. de C.V., and Aura Solar II Corp.
	Business experience:	Served as Vice-President of Bimbo.
	Education:	Holds a degree in Business Administration from the Universidad Iberoamericana in Mexico and a MBA from the Stanford University Graduate School of Business.
	Alternate director:	Victor Alberto Tiburcio Celorio (independent director)

José Luis Cutrale Director	Born:	September 1946
	First elected:	2004
	Term expires:	2019
	Principal occupation:	Chairman of the board of directors of Sucocítrico Cutrale, Ltda.
	Other directorships:	Member of the board of directors of Cutrale North America, Inc., Cutrale Citrus Juice USA, Inc., Citrus Products, Inc. and Chiquita Brands International and member of the Brazilian American Chamber of Commerce.
	Business experience:	Founding partner of Sucocítrico Cutrale and member of the Brazilian American Chamber of Commerce.
	Education:	Holds a degree in Business Administration.
	Alternate director:	José Luis Cutrale, Jr.

Luis Alfonso Nicolau	Born:	June 1961
Gutiérrez	First elected:	2018
Director	Term expires:	2019
	Principal occupation:	Partner at Ritch, Mueller, Heather y Nicolau, S.C., law firm; member of the firm’s executive committee.
Other directorships:

Member of the boards of directors of Morgan Stanley, Casa de Bolsa, S.A. de

C.V., Grupo Financiero Credit Suisse, S.A. de C.V., UBS Asesores México, S.A.

de C.V., Grupo Posadas, S.A.B. de C.V., Ignia Fund (Fideicomiso Ignia),

Pizzas del Valle de México, S.A de C.V. (Shakey’s Pizza Mexico) and KIO Networks. Member of the investment committee of Ignia Fund and Promotora Social México and an independent member of the supervisory board of Bolsa Mexicana de Valores, S.A.B. de C.V.

	Business experience:	Has been a partner at Ritch Mueller since 1990, specializes in mergers and acquisitions, debt and equity capital markets transactions and banking and finance. He is a leading expert in assisting underwriters and issuers in debt and equity offerings in Mexico and abroad. Also, he worked as a foreign associate for Johnson & Gibbs, Dallas and Shearman & Sterling, New York.

	Education:	Holds a Law degree from the Escuela Libre de Derecho and a Master in Law from Columbia University.
Series D Directors
José Octavio Reyes Lagunes Director	Born:	March 1952
	First elected:	2016
	Term expires:	2019
	Principal occupation:	Retired.
	Other directorships:	Member of the board of directors and President of the resources committee of MasterCard Worldwide and member of the board of directors and member of the sustainability committee of Coca-Cola Hellenic Bottling Company.
	Business experience:	He began his career with The Coca-Cola Company in 1980 as Manager of Strategic Planning at Coca-Cola de México, was appointed Manager of the Sprite and Diet Coke brands at the corporate headquarters in Atlanta in 1987, became Marketing Director for the Brazil Division in 1990, was named Marketing and Operations Vice President of the Mexico Division and became President of the Mexico Division in 1996. He served as President of the Latin American Group of The Coca-Cola Company from 2002 to 2012.
	Education:	Holds a degree in Chemical Engineering from the Universidad Nacional Autónoma de México and a MBA from ITESM.
	Alternate director:	T. Robin Rodgers Moore

Charles Brent Hastie Director	Born:	July 1973
	First elected:	2017
	Term expires:	2019
	Principal occupation:	Senior Vice President, Chief Financial and Supply Chain Officer of Coca-Cola North America.
	Other directorships:	Member of the executive committee of Piedmont Coca-Cola Bottling Partnership.
Business experience:

He first joined The Coca-Cola Company in 2006 and his previous leadership assignments included Chief Strategy Officer for Coca-Cola Refreshments;

President of active lifestyle brands, where he was responsible for managing the glacéau business; and Vice President, Commercial Leadership of Still Beverages, and Vice President of Strategy and Planning, all for the North America Group. Prior to joining The Coca-Cola Company he was a Principal with Mckinsey & Company in Atlanta, Brazil and South Africa. Additionally, he worked at Bain Capital as Vice President in the Portfolio Group. Recently, he was Senior Vice President of Strategic and Business Planning for The Coca-Cola Company.

	Education:	Holds a Bachelor’s degree in Chemical Engineering from the Georgia Institute of Technology, graduating summa cum laude, and holds a MBA with honors from Harvard University.
	Alternate director:	Franz Alscher

Charles H. McTier Independent Director	Born:	January 1939
	First elected:	1998
	Term expires:	2019
	Principal occupation:	Retired.
	Business experience:	Was associated with the Robert W. Woodruff Foundation for over forty years, serving as its President from 1988-2006 and served as a trustee from 2006-2015. Served on the board of directors of nine U.S. Coca-Cola bottling companies in the 1970s and 1980s.
	Education:	Holds a Bachelor’s degree in Business Administration from Emory University.

Brian Smith Director	Born:	December 1955
	First elected:	2017
	Term expires:	2019
	Principal occupation:	President of The Coca-Cola Company Europe, Middle East and Africa Group.
	Other directorships:	Member of the board of directors, the compensation committee and audit committee of Evertec, Inc.

	Business experience:	Joined The Coca-Cola Company in 1997 as Latin America Group Manager for Mergers and Acquisitions until 2001. From July 2001 to July 2002 he worked as Executive Assistant to the Chief Operating Officer and Vice-Chairman of The Coca-Cola Company. From August 2002 to October 2008 he was President of the Brazil Division and from 2008 to 2012 he was President of the Mexico Division. Before his current position, he was Group President of Latin America from 2013 to 2016.
	Education:	Holds a MBA from the University of Chicago.
	Alternate director:	Marie D. Quintero-Johnson

Bárbara Garza Lagüera Gonda(2) Director	Born:	December 1959
	First elected:	1999
	Term expires:	2019
	Principal occupation:	Private investor.
	Other directorships:	Alternate member of the board of directors of FEMSA. Vice-Chairman of the board of directors of ITESM Campus Mexico City. Member of the board of directors of Fresnillo, Plc., Inmobiliaria Valmex, S.A. de C.V., Inversiones Bursátiles Industriales, S.A. de C.V., Desarrollo Inmobiliario La Sierrita, S.A. de C.V., Refrigeración York, S.A. de C.V., Peñitas, S.A. de C.V., Controladora Pentafem, S.A.P.I. de C.V., BECL, S.A. de C.V., Soluciones Financieras (SOLFI), Fondo para la Paz, Museo Franz Mayer and member of the supervision commission of the Fondo Nacional para la Cultura y las Artes (FONCA).
	Education:	Holds a degree in Business Administration from ITESM.
	Alternate director:	Maximino José Michel González

Series L Directors
Robert Alan Fleishman Cahn Independent Director	Born:	February 1962
	First elected:	2012
	Term expires:	2019
	Principal occupation:	Chief Executive Officer of Grupo Tampico, S.A.P.I. de C.V.
	Other directorships:	Secretary of the board of directors of Grupo Tampico, S.A.P.I. de C.V. and its subsidiaries, and member of the regional board of Banco Nacional de México, S.A. and BBVA Bancomer. Member of the board of directors of Fundación Fleishman.
	Education:	Holds a Bachelor’s degree in Business from the University of Texas and an executive development program certificate from the Wharton School at the University of Pennsylvania.
	Alternate:	Herman Harris Fleishman Cahn (independent director)

José Manuel Canal Hernando Independent Director	Born:	February 1940
	First elected:	2003
	Term expires:	2019
	Principal occupation:	Independent consultant on corporate governance matters, statutory examiner and director of several public and private companies.
	Business experience:	Former managing partner at Arthur Andersen (Ruiz, Urquiza y Cía, S.C.) from 1981 to 1999, acted as statutory examiner of FEMSA from 1984 to 2002, founder and chairman of the Mexican Accounting Standards Board.
	Other directorships:	Member of the board of directors of FEMSA, Estafeta Mexicana, S.A. de C.V. and Tapón Corona, S.A. de C.V., member of the board of directors and chairman of the audit committee of Grupo Kuo, S.A.B. de C.V., member of the board of directors and member of the audit committee of Grupo Industrial Saltillo, S.A.B. de C.V., member of the board of directors, member of the audit committee and chairman of the risk committee of Gentera, and statutory examiner of Grupo BBVA Bancomer and Bank of America.
	Education:	Holds a degree in Accounting from the Universidad Nacional Autónoma de México and is licensed as a CPA.

Francisco Zambrano Rodríguez Independent Director	Born:	January 1953
	First elected:	2003
	Term expires:	2019
	Principal occupation:	Managing Partner of FORTE Estate Planning S.C.
	Other directorships:	Co-Chief Executive Officer and member of the board of directors of Desarrollo Inmobiliario y de Valores, S.A. de C.V., Corporativo Zeta DIVASA, S.A.P.I. and IPFC Inmuebles, S.A.P.I. de C.V. Member of the supervisory board of ITESM.
	Business experience:	Has extensive experience in investment banking and private investment services in Mexico, real estate projects, and as patrimonial and probate consultant.
	Education:	Holds a degree in Chemical Engineering from ITESM and a MBA from the University of Texas at Austin.
	Alternate director:	Sergio Deschamps Ebergenyi (independent director)

(1)	Cousin of Eva María Garza Lagüera Gonda, Paulina Garza Lagüera Gonda, Mariana Garza Lagüera Gonda and Bárbara Garza Lagüera Gonda.
(2)	Sister of Eva Maria Garza Lagüera Gonda and sister-in-law of José Antonio Fernández Carbajal.
(3)	Wife of José Antonio Fernández Carbajal.

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

Executive Officers

The following are the executive officers of our company:

John Anthony Santa Maria Otazua Chief Executive Officer	Born:	August 1957
	Joined:	1995
	Appointed to current position:	2014
	Business experience with us:	Has served as our Strategic Planning and Business Development Officer and Chief Operating Officer of our Mexican operations. Has served as Strategic Planning and Commercial Development Officer and Chief Operating Officer of our South America division. He also has experience in several areas of our company, namely development of new products and mergers and acquisitions.
	Other business experience:	Has experience with different bottler companies in Mexico in areas such as Strategic Planning and General Management.
	Education:	Holds a Bachelor’s degree in Business Administration and a MBA with a major in Finance from Southern Methodist University.

Héctor Treviño Gutiérrez Chief Financial Officer	Born:	August 1956
	Joined:	1981
	Appointed to current position:	1993
	Other business experience:	At FEMSA, was in charge of the International Financing department, served as Manager of Financial Planning and Manager of International Financing, Chief Officer of Strategic Planning and Chief Officer of Business Development and headed the Corporate Development department.
	Education:	Holds a degree in Chemical Engineering from ITESM and a MBA from the Wharton School of Business.

Constantino Spas Montesinos Strategic Planning Officer	Born:	May 1970
	Joined:	2018
	Appointed to current position:	2018
	Other business experience:	He has 24 years of experience in the food and beverage sector in companies such as Grupo Mavesa and Empresas Polar in Venezuela, Kraft Foods, SAB Miller in Latin America and Bacardi in Mexico, occupying different positions in marketing, as regional officer and as VP Managing Director.
	Education:	Holds a Bachelor’s degree in Business Administration from Universidad Metropolitana in Caracas and a MBA from Emory University-Goizueta Business School in Atlanta, Georgia.

Tanya Cecilia Avellan Pinoargote Information Technology and Commercial Officer	Born:	May 1966
	Joined:	2002
	Appointed to current position:	2014
	Business experience with us:	Served as Strategic Planning Officer at FEMSA, Chief Operations Officer at our Central America division and Commercial Planning and Strategic Development Officer.
	Other business experience:	Has undertaken responsibilities in different multinational companies with vast experience in mass consumer goods.
	Education:	Holds a degree in Communications from Universidad Politécnica del Ecuador and a MBA specialized in marketing from INCAE Business School.

Karina Paola Awad Pérez Human Resources Officer	Born:	February 1968
	Joined:	2018
	Appointed to current position:	2018
	Business experience with us:	Joined our company in 2018 as Human Resources Officer.
	Other business experience:	Has served for more than 20 years in several areas of human resources. In 2010, she occupied the position of Vice President of Human Resources for Wal-Mart Chile and in 2013 she was named Senior Vice President of Human Resources for Wal-Mart Mexico and Central America.
	Education:	Holds a degree in psychology from the Pontificia Universidad Católica de Chile and a MBA from the UAI de Chile.

José Ramón de Jesús Martínez Alonso Corporate Affairs Officer	Born:	July 1961
	Joined:	2012
	Appointed to current position:	2016
	Business experience with us:	In 2012, he joined our company as Corporate Affairs Officer for México and Central America division. He further occupied the position as Strategic Planning Officer for South America division and previous to his current position he occupied the position as Chief Operating Officer for Brazil.
	Other business experience:	More than 30 years of experience in the Coca-Cola system. He began his career at Panamco where he developed various activities related with the business operation including sugar production and concentrates. In 1994, he occupied the position as Operations Officer of Panamco in Mexico and the following year he occupied the position as Operations Officer of Panamco in Venezuela. From 2005 to 2012, he was Chief Executive Officer of the Asociación Mexicana de Embotelladores de Coca-Cola (ASCOCA).
	Education:	Holds a degree in Chemical Engineering from La Salle University, an MBA from IPADE and postgraduate studies in production administration from the Georgia Institute of Technology; Strategic Direction from Stanford University; and Finance Management from John E. Anderson Graduate School of the University of California, Los Angeles.

Rafael Ramos Casas Supply Chain and Engineering Officer	Born:	April 1961
	Joined:	1999
	Appointed to current position:	2018
	Business experience with us:	Has served as Supply Chain Officer of FEMSA and OXXO. He held several positions in Propimex for our division in Mexico.
	Other business experience:	He has experience with a different bottler company in Mexico in positions such as Chief Operating Officer, Manufacturing Director and plant manager.
	Education:	Holds a degree in Biochemical Engineering with a minor in Administration and a Master’s degree in Business Administration of Agricultural Enterprises.

Xiemar Zarazua López Chief Operating Officer—Mexico	Born:	June 1963
	Joined:	2017
	Appointed to current position:	2017
	Business experience with us:	Joined our company in January 2017 as Chief Operating Officer of Mexico.
	Other business experience:	Has served for more than 30 years in The Coca-Cola Company in different positions including Chief Executive Officer of the Brazil Business Unit from 2008 to 2016 and Chief Executive Officer of the Latin America Business Unit from 2006 to 2008. He also served in different areas in Mexico and Central America.
	Education:	Holds a Bachelor’s degree in Economics from Universidad Autónoma de Nuevo León and Finance postgraduate studies from ITESM.

Eduardo Guillermo Hernández Peña Chief Operating Officer—Latin America	Born:	October 1965
	Joined:	2015
	Appointed to current position:	2018
	Business experience with us:	Has served as New Businesses Officer and Strategic Planning Officer.
	Other business experience:	At Empresas Polar he held several positions in the beer, wine and food business. From 2012 to 2015 he served as Chief Executive Officer of Gloria, S.A.
	Education:	Holds a Bachelor’s degree in Business Administration from Universidad Metropolitana of Venezuela, a degree in Marketing from Harvard University and a MBA from Northwestern University.

Ian Marcel Craig García Chief Operating Officer—Brazil	Born:	May 1972
	Joined:	1994
	Appointed to current position:	2016
	Business experience with us:	Has served as Chief Operating Officer of Argentina. Has served as Chief Financial Officer of our South America division, and also as Corporate Finance and Treasury Director of Coca-Cola FEMSA.
	Other business experience:	Within the group he has worked in a Corporate Finance position and Beer Division Supply Chain position. Also, he worked in other companies in the area of strategic planning.
	Education:	Holds a Bachelor’s degree in Industrial Engineering from ITESM, a MBA from the University of Chicago Booth School of Business and a Master’s degree in International Commercial Law from ITESM.

Washington Fabricio Ponce	Born:	April 1968
García	Joined:	1998
Chief Operating Officer—Asia	Appointed to current position:	2015
	Business experience with us:	Has served as head of our Colombian operations prior to his assignment in the Philippines. Has served as Managing Director of Central America, Argentina, Brazil, Colombia and Strategic Planning Director for our operations in Latin America.
	Other business experience:	He worked for three years with Bain & Company.
	Education:	Holds a Master´s degree in Business Economics from INCAE, Costa Rica.

Stanislas Pierre Marie Auber New Businesses Officer	Born:	December 1963
	Joined:	2017
	Appointed to current position:	2017
	Other business experience:	Has served for more than 20 years in the global beverage industry and he has held several managerial positions in Latin America. He also has experience as project consultant in France and the United States of America.
	Education:	Holds a MBA from ESSEC Business School (France).

Rafael Alberto Suárez	Born:	April 1960
Olaguibel	Joined:	1986
Operational Integration Officer	Appointed to current position:	2017
	Business experience with us:	Has served as Chief Operating Officer of Latin America and Latincentro Divisions, Commercial Planning and Strategic Development Officer, Chief Operating Officer of Mexico, Chief Operating Officer of Argentina, Distribution and Sales Director of Valley of Mexico and Marketing Director of Valley of Mexico.

Other business experience:	Has worked as Franchises Manager and in other positions at The Coca-Cola Company in Mexico.
Education:	Holds a degree in Economics and a MBA from ITESM.

Compensation of Directors and Officers

For the year ended December 31, 2017, the aggregate compensation of all of our executive officers paid or accrued for services in all capacities was approximately Ps.280.6 million. The aggregate compensation amount includes approximately Ps.113.7 million of cash bonus awards and bonuses paid to certain of our executive officers pursuant to our incentive plan for stock purchases. See “—Bonus Program.”

The aggregate compensation for directors during 2017 was Ps.17.0 million. For each meeting attended we paid US$13,000 to each director with foreign residence and US$9,000 to all other directors with residence in Mexico in 2017.

We paid US$5,000 to each of the members of the Audit, Finance and Planning and the Corporate Practices Committees per each meeting attended, and we paid US$6,500 to the chairman of the Audit Committee per meeting attended.

Our executive officers and senior executives participate in our benefit plans in the same terms as our other employees. Members of our board of directors do not participate in our benefit plans. As of December 31, 2017, amounts accrued for all employees under our pension and retirement plans were Ps.4,369 million, of which Ps.1,692 million are already funded.

Bonus Program

Cash-based payment bonus plan. Our bonus program for executives officers and senior executives is based on complying with certain goals established annually by management, which include quantitative and qualitative objectives as well as the completion of special projects.

The quantitative objectives represent approximately 50.0% of the bonus and are based on the Economic Value Added, or EVA, methodology. The quantitative objectives established for our executive officers and senior executives are based on a combination of the EVA generated by our company and the EVA generated by our parent company, FEMSA. The quantitative objectives established for managers are based only on the EVA generated by our company. The qualitative goals and special projects represent the remaining 50.0% of the annual bonus and are based on the critical success factors established at the beginning of the year for each eligible participant. The bonus amount is determined based on each eligible participant’s level of responsibility. This formula is calculated considering the level of responsibility within the organization, the employees’ evaluation and competitive compensation in the market.

The incentive plan target is expressed in months of salary and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded as a part of the income statement and are paid in cash the following year.

Share-based payment bonus plan. We have a stock incentive plan for the benefit of our executive officers and senior executives. This plan uses as its main evaluation metric the EVA methodology. Under the EVA stock incentive plan, eligible executive officers and senior executives are entitled to receive a special annual bonus to purchase FEMSA and Coca-Cola FEMSA shares traded in the Mexican Stock Exchange, based on the executive’s responsibility in the organization and their business’s EVA result. The special bonus is granted to eligible executive officers and senior executives on an annual basis and after withholding applicable taxes. We contribute the individual executive’s special bonus in cash to the administrative trust (which is controlled and consolidated by FEMSA), which then uses the funds to purchase FEMSA and Coca-Cola FEMSA shares (as instructed by the Corporate Practices Committee). The acquired shares are deposited in a trust, and the executive officers and senior executives accessed them one year after they are vested, at 33.0% per year. The executive officers and senior executives may access their acquired shares ratably over a three-year period. Fifty percent of our annual executive bonus under our stock incentive plan is to be used to purchase FEMSA shares and the remaining 50.0% to purchase our company’s shares.

During the years ended December 31, 2017, 2016 and 2015, the cash-based and share-based bonus expense paid to executive officers, senior executives and managers pursuant to our bonus program amounted to Ps.701 million, Ps.706 million and Ps.549 million, respectively.

Share Ownership

As of April 13, 2018, several of our directors and alternate directors were trust participants under the Irrevocable Trust No. 463 established at Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as trustee, which is the owner of approximately 74.9% of the voting stock of FEMSA, which in turn owns 47.2% of our outstanding capital stock. As a result of the voting trust’s internal procedures, the voting trust as a whole is deemed to have beneficial ownership with sole voting power of all the shares deposited in the voting trust, and each of the trust participants are deemed to have beneficial ownership with shared voting power over those same deposited shares. These directors and alternate directors are Alfonso Garza Garza, Paulina Garza Lagüera Gonda, Bárbara Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Eva María Garza Lagüera Gonda, Max Michel González and Francisco José Calderón Rojas. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” None of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock. See Note 16 to our consolidated financial statements.

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

Our board of directors is supported by committees, which are working groups approved at our annual shareholders meeting that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. The following are the three committees of the board of directors:

•	Finance and Planning Committee. The Finance and Planning Committee works with management to set our annual and long-term strategic and financial plans and monitors adherence to these plans. It is responsible for setting our optimal capital structure and recommends the appropriate level of borrowing as well as the issuance of securities. Financial risk management is another responsibility of the Finance and Planning Committee. Ricardo Guajardo Touché is the chairman of the Finance and Planning Committee. The other members include: Federico Reyes García, Charles Brent Hastie, Enrique F. Senior Hernández and Miguel Eduardo Padilla Silva. The secretary non-member of the Finance and Planning Committee is Héctor Treviño Gutiérrez, our Chief Financial Officer.

•	Audit Committee. The Audit Committee is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee; the internal auditing function also reports to the Audit Committee. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, we compensate the independent auditor and any outside advisor hired by the Audit Committee and provide funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. José Manuel Canal Hernando is the chairman of the Audit Committee and the “audit committee financial expert.” Pursuant to the Mexican Securities Market Law, the chairman of the Audit Committee is elected at our shareholders meeting. The other members are: Alfonso González Migoya, Charles H. McTier, Victor Alberto Tiburcio Celorio, Francisco Zambrano Rodríguez and Ernesto Cruz Velázquez de León. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards. The secretary non-member of the Audit Committee is José González Ornelas, vice-president of FEMSA’s internal corporate control department.

•	Corporate Practices Committee. The Corporate Practices Committee, which consists exclusively of independent directors, is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders meeting and include matters on the agenda for that meeting that it deems appropriate, approve policies on related party transactions, approve the compensation plan of the chief executive officer and relevant officers, and support our board of directors in the elaboration of related reports. The chairman of the Corporate Practices Committee is Daniel Javier Servitje Montull. Pursuant to the Mexican Securities Market Law, the chairman of the Corporate Practices Committee is elected at our shareholders meeting. The other members include: Jaime A. El Koury, Luis Rubio Freidberg and Luis A. Nicolau Gutiérrez. The secretary non-member of the Corporate Practices Committee is Karina Paola Awad Pérez.

We also have an Advisory Board whose main role is to advise and propose initiatives to our board of directors through the Chief Executive Officer. This Advisory Board is mainly comprised of former shareholders of the various bottling businesses that merged with us, whose experience constitutes an important contribution to our operations.

Employees

As of December 31, 2017, our headcount was as follows: 51,857 in Mexico and Central America, 27,779 in South America (excluding Venezuela) and 16,566 in the Philippines. As of such date, the headcount of KOF Venezuela was 5,373. In the headcount we include the employees of third party distributors. The table below sets forth headcount by category for the periods indicated:

	As of December 31,
	2017(1)	2016	2015
Executives	1,216	935	1,024
Non-union	29,873	25,916	24,479
Union	57,245	51,134	49,855
Employees of third party distributors	13,241	7,155	8,354

Total	101,575	85,140	83,712

(1)	Includes employees of KOF Venezuela.

As of December 31, 2017, and taking into account employees of KOF Venezuela, approximately 56.4% of our employees, most of whom were employed in Mexico, were members of labor unions. We had 298 separate collective bargaining agreements with 164 labor unions. In general, we have a good relationship with the labor unions throughout our operations, even though we operate in complex environments, such as Argentina. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information.”

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

MAJOR SHAREHOLDERS

Our outstanding capital stock consists of three classes of securities: Series A shares held by FEMSA, Series D shares held by The Coca-Cola Company and Series L shares held by the public. The following table sets forth our major shareholders as of April 13, 2018:

Owner	Outstanding Capital Stock	Percentage Ownership of Outstanding Capital Stock	Percentage of Voting Rights
FEMSA (Series A shares)(1)	992,078,519	47.2%	63.0%
The Coca-Cola Company (Series D Shares)(2)	583,545,678	27.8%	37.0%
Public (Series L shares)(3)	525,208,065	25.0%	—

Total	2,100,832,262	100.0%	100.0%

(1)	FEMSA owns these shares through its wholly owned subsidiary Compañía Internacional de Bebidas, S.A. de C.V. Approximately 74.9% of the voting stock of FEMSA is owned by the technical committee and trust participants under Irrevocable Trust No. 463 established at Banco Invex, S.A. Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee. As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power of the shares deposited in the voting trust: BBVA Bancomer, S.A., as Trustee under Trust No. F/25078-7 (controlled by the estate of Max Michel Suberville), J.P. Morgan Trust Company (New Zealand) Limited as Trustee under a trust controlled by Paulina Garza Lagüera Gonda, Max Brittingham, Maia Brittingham, Bárbara Garza Lagüera Gonda, Bárbara Braniff Garza Lagüera, Eugenia Braniff Garza Lagüera, Lorenza Braniff Garza Lagüera, Mariana Garza Lagüera Gonda, Paula Treviño Garza Lagüera, Inés Treviño Garza Lagüera, Eva Maria Garza Lagüera Gonda, Eugenio Fernández Garza Lagüera, Daniela Fernández Garza Lagüera, Eva María Fernández Garza Lagüera, José Antonio Fernández Garza Lagüera, Eva Gonda Rivera, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by the Garza Lagüera family), Consuelo Garza Lagüera de Garza, Alfonso Garza Garza, Juan Pablo Garza García, Alfonso Garza García, María José Garza García, Eugenia Maria Garza García, Patricio Garza Garza, Viviana Garza Zambrano, Patricio Garza Zambrano, Marigel Garza Zambrano, Ana Isabel Garza Zambrano, Juan Carlos Garza Garza, José Miguel Garza Celada, Gabriel Eugenio Garza Celada, Ana Cristina Garza Celada, Juan Carlos Garza Celada, Eduardo Garza Garza, Eduardo Garza Páez, Balbina Consuelo Garza Páez, Eugenio Andrés Garza Páez, Eugenio Garza Garza, Camila Garza Garza, Ana Sofía Garza Garza, Celina Garza Garza, Marcela Garza Garza, Carolina Garza Villarreal, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), Alberto Bailleres González, Maria Teresa Gual de Bailleres, Corbal, S.A. de C.V. (controlled by Alberto Bailleres González), BBVA Bancomer, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), Magdalena Michel de David, the estate of Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, BBVA Bancomer, S.A., as Trustee under Trust No. F/710004 (controlled by Magdalena Michel de David), BBVA Bancomer, S.A., as Trustee under Trust No. F/700005 (controlled by Renee Michel de Guichard), Franca Servicios, S.A. de C.V. (controlled by the Calderón Rojas family), and BBVA Bancomer, S.A. as Trustee under Trust No. F/29013-0 (controlled by the Calderón Rojas family).
(2)	The Coca-Cola Company indirectly owns these shares through its wholly owned subsidiaries, The Inmex Corporation and Dulux CBAI 2003 B.V.
(3)	Holders of Series L shares are only entitled to vote in limited circumstances. Holders of ADSs are entitled, subject to certain exceptions, to instruct The Bank of New York Mellon, the ADS depositary, as to the exercise of the limited voting rights pertaining to the Series L shares underlying their ADSs. See “Item 10. Additional Information—Bylaws.”

As of April 13, 2018, the Bill and Melinda Gates Foundation Trust held 62,147,190 of our Series L shares, which represented 11.83% of the total amount of our Series L shares.

Our Series A shares, owned by FEMSA, are held in Mexico and our Series D shares, owned by The Coca-Cola Company, are held outside of Mexico.

A portion of the purchase price paid for our acquisition of Vonpar was contributed by the sellers into a Mexican company, which was merged into Coca-Cola FEMSA on May 4, 2017 in exchange for approximately 27.9 million newly issued Series L shares. Another portion of the purchase price was paid through the issuance and delivery of a three-year promissory note to the sellers for a total amount of 1,090 million Brazilian reais (approximately Ps.6,707 million as of December 31, 2017). The promissory note is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar. The holders of the promissory note have an option, that may be exercised prior to the scheduled maturity of the promissory note, to capitalize the Mexican peso amount equivalent to the amount payable under the promissory note into a recently incorporated Mexican company which would then be merged into Coca-Cola FEMSA in exchange for Series L shares at a strike price of Ps.178.5 per share. Such capitalization and issuance of new Series L shares is subject to us having a sufficient number of Series L shares available for issuance. For further information see Notes 4.1.1, 9 and 19.7 to our consolidated financial statements.

As of December 31, 2017, we had 18,267,110 ADSs outstanding (each ADS represents 10 Series L shares), and 34.8% of our outstanding Series L shares were represented by ADSs. As of March 31, 2018, we had 18,189,959 ADSs outstanding, 34.6% of our outstanding Series L shares were represented by ADSs, held by 319 holders (including The Depositary Trust Company) with registered addresses outside of Mexico.

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

FEMSA

We regularly engage in transactions with FEMSA and its subsidiaries, including sales of our products. The aggregate amount of these sales was Ps.4,761 million, Ps.4,274 million and Ps.3,803 million in 2017, 2016 and 2015, respectively. Substantially all of these sales consist of sales to FEMSA Comercio, which operates the chain of convenience stores under the name OXXO.

We also purchase products and receive services from FEMSA and its subsidiaries. The aggregate amount of these purchases was Ps.7,773 million, Ps.8,328 million and Ps.7,720 million in 2017, 2016 and 2015, respectively. These amounts principally relate to raw materials, assets and services provided to us by FEMSA. In 2017, we renewed our service agreement with another subsidiary of FEMSA, which provides for the continued provision of administrative services relating to insurance, legal and tax advice, relations with governmental authorities and certain administrative and internal auditing services that it has been providing since June 1993. In November 2000, we entered into a service agreement with a subsidiary of FEMSA for the transportation of finished products from our production facilities to our distribution centers within Mexico. We primarily purchase our glass bottles in Mexico from SIVESA, which until 2015 was a wholly owned subsidiary of Cuauhtémoc Moctezuma Holding, S.A. de C.V., formerly known as FEMSA Cerveza, currently a wholly owned subsidiary of the Heineken Group. The aggregate amount of our purchases from SIVESA amounted to Ps.216 million, Ps.134 million and Ps.216 million in 2017, 2016 and 2015, respectively.

We also purchase products from Heineken and its subsidiaries. The aggregate amount of these purchases was Ps.13,608 million, Ps.8,823 million and Ps.6,944 million in 2017, 2016 and 2015, respectively. These amounts principally relate to beer and other products.

We continue to distribute and sell Heineken beer products in our Brazilian territories pursuant to our agreement with Heineken Brazil. This agreement is scheduled to expire in 2022; however, we are currently involved in an arbitration proceeding with Heineken Brazil as a result of the notice received from Heineken Brazil in July 2017 regarding the early termination of the agreement. See “Item 8. Financial Information—Legal Proceedings.”

FEMSA is also a party to the understandings we have with The Coca-Cola Company relating to specified operational and business issues. A summary of these understandings is set forth under “—Major Shareholders—The Coca-Cola Memorandum.”

The Coca-Cola Company

We regularly engage in transactions with The Coca-Cola Company and its affiliates. We purchase all of our concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total expenses charged to us by The Coca-Cola Company for concentrates were approximately Ps.33,898 million, Ps.38,146 million and Ps.27,330 million in 2017, 2016 and 2015, respectively. Our company and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also contributes to our coolers, bottles and case investment program. We received contributions to our marketing expenses of Ps.4,023 million, Ps.4,518 million and Ps.3,749 million in 2017, 2016 and 2015, respectively.

In December 2007 and May 2008, we sold most of our proprietary brands to The Coca-Cola Company. The proprietary brands are licensed back to us by The Coca-Cola Company pursuant to our bottler agreements.

In Argentina, we purchase plastic preforms, as well as returnable plastic bottles, at competitive prices from Andina Empaques S.A., a local subsidiary of Embotelladora Andina S.A., a bottler of The Coca-Cola Company with operations in Argentina, Chile, Brazil and Paraguay in which The Coca-Cola Company has a substantial interest.

In November 2007, we acquired together with The Coca-Cola Company 100.0% of the shares of capital stock of Jugos del Valle. Jugos del Valle sells fruit juice-based beverages and fruit derivatives. The business of Jugos del Valle in the United States was acquired and sold by The Coca-Cola Company. In 2008, we, The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and Brazilian operations, respectively, of Jugos del Valle. As of April 13, 2018, we held an interest of 26.3% in the Mexican joint business. We purchase products from Jugos del Valle. The aggregate amount of these purchases was Ps.2,604 million, Ps.2,428 million and Ps.2,135 million in 2017, 2016 and 2015, respectively, which principally related to certain juice-based beverages that are part of our product portfolio.

In August 2010, we acquired from The Coca-Cola Company, along with other Brazilian Coca-Cola bottlers, Leão Alimentos, manufacturer and distributor of the Matte Leão tea brand. In January 2013, our Brazilian joint business of Jugos del Valle merged with Leão Alimentos. As of April 13, 2018, we held a 24.4% indirect interest in the Matte Leão business in Brazil. We purchase products from Leão Alimentos. The aggregate amount of these purchases was Ps.4,010 million, Ps.3,448 million and Ps.3,359 million in 2017, 2016 and 2015, respectively, which principally related to certain juice-based beverages and teas that are part of our product portfolio.

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

In August 2012, we acquired, through Jugos del Valle, an indirect minority participation in Santa Clara, a producer of milk and dairy products in Mexico. As of April 13, 2018, we owned an indirect participation of 26.3% in Santa Clara.

In January 2013, as part of our efforts to expand our geographic reach, we acquired a 51.0% non-controlling majority stake in KOF Philippines from The Coca-Cola Company. We have an option to acquire the remaining 49.0% stake in KOF Philippines at any time through January 2020. We also have a put option to sell our ownership in KOF Philippines to The Coca-Cola Company during the period from January 2018 through January 2019. Since January 25, 2017, we control KOF Philippines as all decisions relating to the day-to-day operation and management of KOF Philippines’s business, including its annual normal operations plan, are approved by a majority of its board of directors without requiring the affirmative vote of any director appointed by The Coca-Cola Company. The Coca-Cola Company has the right to appoint (and may remove) KOF Philippines’s chief financial officer. We have the right to appoint (and may remove) the chief executive officer and all other officers of KOF Philippines.

In August 2016, we acquired through Leão Alimentos an indirect participation in Laticínios Verde Campo Ltda., a producer of milk and dairy products in Brazil.

In March 2017, we acquired, through our Mexican, Brazilian, Argentine, Colombian subsidiaries and also through our interest in Jugos del Valle in Mexico, a participation in the AdeS soy-based beverage businesses. As a result of this acquisition, we have exclusive distribution rights of AdeS soy-based beverages in our territories in these countries.

Associated Companies

We also regularly engage in transactions with companies in which we own an equity interest that are not affiliated with The Coca-Cola Company, as described under “—The Coca-Cola Company.” We believe these transactions are on terms comparable to those that would result from arm’s length negotiations with unaffiliated third parties.

In Mexico, we purchase sparkling beverages in cans from Industria Envasadora de Querétaro, S.A. de C.V., or IEQSA, in which we hold an equity interest of 26.5%. We paid IEQSA Ps.804 million, Ps.798 million and Ps.731 million in 2017, 2016 and 2015, respectively. We also purchase sugar from Beta San Miguel and PIASA, both sugar-cane producers in which, as of April 13, 2018, we held a 2.7% and 36.4% equity interest, respectively. We paid Ps.1,827 million, Ps.1,349 million and Ps.1,264 million to Beta San Miguel in 2017, 2016 and 2015, respectively. We paid Ps.1,885 million, Ps.1,765 million and Ps.1,236 million to PIASA in 2017, 2016 and 2015, respectively. In Mexico, we purchase cans from FAMOSA through PROMESA, a cooperative of Coca-Cola bottlers, in which, as of April 13, 2018, we held a 35.0% interest. In 2014 and part of 2015, FAMOSA was a wholly-owned subsidiary of Cuauhtémoc Moctezuma Holding, S.A. de C.V., a wholly-owned subsidiary of the Heineken Group. We purchased from PROMESA approximately Ps.839 million, Ps.759 million and Ps.587 million in 2017, 2016 and 2015, respectively.

Other Related Party Transactions

José Antonio Fernández Carbajal, our chairman of the board of directors, is also the chairman of the board of directors of ITESM, a Mexican private university that routinely receives donations from us.

Ricardo Guajardo Touché, a member of our board of directors, is also a member of the board of directors of ITESM.

Allen & Company LLC provides investment banking services to us in the ordinary course of its business. Enrique F. Senior Hernández, one of our directors, is a Managing Director of Allen & Company LLC, and Herbert A. Allen III, an alternate director, is the president of Allen & Company LLC.

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

LEGAL PROCEEDINGS

We are party to various legal proceedings in the ordinary course of business, including with regard to labor, tax and commercial matters. We believe we have appropriate reserves for these litigation proceedings as of December 31, 2017. Other than as disclosed in this annual report, we are not currently involved in any litigation or arbitration proceeding, including any proceeding that is pending or threatened of which we are aware, which we believe will have, or has had, a material adverse effect on our company. Other legal proceedings that are pending against or involve us and our subsidiaries are incidental to the conduct of our and their business. We believe that the ultimate resolution of such other proceedings individually or in an aggregate basis will not have a material adverse effect on our consolidated financial condition or results.

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

Brazil

In July 2017, Heineken Brazil issued a notice of termination with respect to the agreement under which we distribute and sell Heineken beer products in our Brazilian territories. Because the agreement is scheduled to expire in 2022, this dispute was submitted to an arbitration proceeding. We continue to operate and Heineken Brazil continues to be obligated to perform under this agreement while the proceedings are ongoing. An unfavorable outcome in this proceeding would result in the termination of the agreement, causing a significant impact on our operations in Brazil.

Item 9.	The Offer and Listing

The following table sets forth, for the periods indicated, the reported high and low nominal sale prices for the Series L shares on the Mexican Stock Exchange and the reported high and low nominal sale prices for the ADSs on the NYSE:

	Mexican Stock Exchange Mexican pesos per Series L Share		New York Stock Exchange U.S. dollars per ADS
	High(1)	Low(1)	High(1)	Low(1)
2013:
Full year	219.70	146.23	178.66	111.66
2014:
Full year	155.38	121.59	120.08	84.22
2015:
Full year	132.03	113.51	89.91	65.90
2016:
Full year	152.92	116.91	87.29	62.17
First quarter	143.56	116.91	83.13	64.48
Second quarter	152.09	142.89	87.29	76.95
Third quarter	152.92	139.13	82.61	71.03
Fourth quarter	151.68	127.92	81.65	62.17
2017:
Full year	159.67	127.22	90.90	59.91
First quarter	139.84	128.33	73.39	59.91
Second quarter	154.81	134.53	85.16	71.73
Third quarter	159.67	137.88	90.90	75.85
Fourth quarter	141.07	127.22	77.46	67.05
October	141.07	129.51	77.46	68.39
November	131.26	127.40	69.60	67.05
December	136.95	127.22	71.52	67.85
2018
January	146.21	134.58	78.97	69.62
February	144.67	127.0	78.65	67.42
March	131.07	118.92	69.97	64.79

(1)	High and low closing prices for the periods presented.

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange or the Bolsa Mexicana de Valores, S.A.B. de C.V., located in Mexico City, is currently the only stock exchange operating in Mexico. Trading takes place principally through automated systems that are open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. Beginning in March 2008, during daylight savings time, trading hours change to match the NYSE trading hours, opening at 7:30 a.m. and closing at 2:00 p.m. local time. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the Series L shares in the form of ADSs that are directly or indirectly quoted on a stock exchange outside of Mexico.

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

The Bolsa Institucional de Valores is a new Mexican stock exchange scheduled to launch operations in 2018.

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

Change in Capital

According to our bylaws, any change in our authorized capital stock requires a resolution of a shareholders meeting. We are permitted to issue shares representing fixed capital and shares representing variable capital. The fixed portion of our capital stock may be increased or decreased only by amendment of our bylaws adopted by a resolution at an extraordinary shareholders meeting. The variable portion of our capital stock may be increased or decreased by resolution of an ordinary shareholders meeting without amending our bylaws. All changes in the fixed or variable capital have to be registered in our capital variation registry book, as required by the applicable law.

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

Other Provisions

Authority of the Board of Directors. The board of directors is our main managing body and is authorized to take any action in connection with our operations not expressly reserved to our shareholders. Pursuant to the Mexican Securities Market Law, the board of directors must approve, observing at all moments their duty of care and duty of loyalty, among other matters the following:

•	any related party transactions outside the ordinary course of our business;

•	significant asset transfers or acquisitions;

•	guarantees or collateral that represent 30.0% of our consolidated assets;

•	appointment of officers and managers deemed necessary, as well as the creation of the necessary committees;

•	the annual business plan and the five-year business plan; internal policies; and

•	other transactions that represent 1% of our consolidated assets.

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

MATERIAL AGREEMENTS

We manufacture, package, distribute and sell Coca-Cola trademark beverages under bottler agreements with The Coca-Cola Company. In addition, pursuant to a tradename license agreement with The Coca-Cola Company, we are authorized to use certain trademark names of The Coca-Cola Company. For a discussion of the terms of these agreements, see “Item 4. Information on the Company—Bottler Agreements.”

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

TAXATION

The following summary contains a description of certain U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of our Series L shares or ADSs by a holder that is a citizen or resident of the United States, a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the Series L shares or ADSs, which we refer to as a U.S. holder, but it does not purport to be a description of all of the possible tax considerations that may be relevant to a decision to purchase, hold or dispose of the Series L shares or ADSs. In particular, this discussion does not address all Mexican or U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, dealers, traders who elect to mark to market, tax-exempt entities, insurance companies, certain short-term holders of Series L shares or ADSs or investors who hold the Series L shares or ADSs as part of a hedge, straddle, conversion or integrated transaction, partnerships or partners therein, non-resident alien individuals present in the United States for 183 days or more or investors who have a “functional currency” other than the U.S. dollar. U.S. holders should be aware that the tax consequences of holding the Series L shares or ADSs may be materially different for investors described in the preceding sentence. This summary deals only with U.S. holders that will hold the Series L shares or ADSs as capital assets and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10.0% or more of the shares by vote or value (including Series L shares) of our company.

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

Dividends, which will be paid in Mexican pesos, will be included in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of the Series L shares, or by the depositary, in the case of the Series L shares represented by ADSs (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of Series L shares or ADSs generally is subject to taxation at the preferential rates applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules, or the dividends are paid with respect to ADSs that are readily tradable on an established U.S. securities market and (2) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2017 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2018 taxable year.

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

United States Backup Withholding and Information Reporting. A U.S. holder of Series L shares or ADSs may, under certain circumstances, be subject to “information reporting” and “backup withholding” with respect to certain payments to such U.S. holder, such as dividends or the proceeds of a sale or disposition of Series L shares or ADSs unless such holder (1) comes within certain exempt categories and demonstrates this fact when so required, or (2) in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules does not constitute a separate tax and will be creditable against the holder’s U.S. federal income tax liability.

Specified Foreign Financial Assets. Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the Series L shares and ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Series L shares or ADSs, including the application of the rules to their particular circumstances.

U.S. Tax Consequences for Non-U.S. Holders

Taxation of Dividends and Capital Gains. Subject to the discussion below under “United States Backup Withholding and Information Reporting,” a holder of Series L shares or ADSs that is not a U.S. holder (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on Series L shares or ADSs or on any gain realized on the sale of Series L shares or ADSs.

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2017, we had total indebtedness of Ps.83,360 million, of which 89.9% bore interest at fixed interest rates and 10.1% bore interest at variable interest rates. After giving effect to our swap contracts, as of December 31, 2017, 24.1% (or 9.3% calculated based on the weighted average life of our outstanding debt), was variable-rate. The interest rate on our variable rate debt denominated in U.S. dollars is generally determined by reference to the London Interbank Offer Rate, or LIBOR; the interest rate on our variable rate debt denominated in Mexican pesos has historically been determined by reference to the TIIE; the interest rate on our variable rate debt denominated in Colombian pesos is generally determined by reference to the Banking Reference Index, or IBR; the interest rate on our variable rate debt denominated in Argentine pesos is generally determined by reference to the Buenos Aires Deposits of Large Amounts Rate, or BADLAR; and the interest rate on our variable rate debt denominated in Brazilian reais is generally determined by reference to the Brazilian Interbank Deposit Rate (Cetip Depósitos Interfinanceiros). If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our financial instruments that are sensitive to changes in interest rates, without giving effect to interest rate swaps. The table presents weighted average interest rates by expected contractual maturity dates. Weighted average variable rates are based on the reference rates on December 31, 2017, plus spreads, contracted by us. The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos, Brazilian reais, Colombian pesos and Argentine pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, converted at an exchange rate of Ps.19.74 Mexican pesos per U.S. dollar reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2017.

The table below also includes the fair value of long-term debt based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities. Furthermore, the fair value of long-term notes payable is based on quoted market prices on December 31, 2017. As of December 31, 2017, the fair value represents a loss amount of Ps.2,507 million.

Principal by Year of Maturity

	As of December 31, 2017								As of December 31, 2016
	2018	2019	2020	2021	2022	2023 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
	(in millions of Mexican pesos, except percentages)
Short and Long-Term Debt and Notes:
Fixed Rate Debt and Notes
U.S. dollars (Notes)	8,774	—	9,844	—	—	29,425	48,043	51,938	61,703
Interest Rate(1)	2.38%	—	4.63%	—	—	4.43%	4.09%	—	3.78%
U.S. dollars (Bank Loans)	—	—	—	—	—	—	—	—	206
Interest Rate(1)	—	—	—	—	—	—	—	—	3.40%
Mexican pesos (Certificados Bursátiles)	—	—	—	2,498	—	15,981	18,479	17,035	9,991
Interest Rate(1)	—	—	—	8.27%	—	6.74%	6.95%	—	6.16%
Brazilian reais (Bank Loans)	319	220	152	92	78	73	934	957	508
Interest Rate(1)	5.78%	5.78%	5.78%	5.78%	5.78%	5.78%	5.87%	—	5.06%
Brazilian reais (Financial Leasing)	—	—	—	—	—	—	—	—	—
Interest Rate(1)	—	—	—	—	—	—	—	—	—
Brazilian reais (Notes Payable)(2)	—	6,707	—	—	—	—	6,707	6,430	7,022
Interest Rate	—	0.38%	—	—	—	—	0.38%	—	0.38%
Colombian pesos (Bank Loans)	728	—	—	—	—	—	728	741	758
Interest Rate(1)	9.63%	—	—	—	—	—	9.63%	—	9.63%
Argentine pesos (Bank Loans)	106	—	—	—	—	—	106	107	644

	As of December 31, 2017								As of December 31, 2016
	2018	2019	2020	2021	2022	2023 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
	(in millions of Mexican pesos, except percentages)
Interest Rate(1)	22.40%	—	—	—	—	—	22.40%	—	31.98%

Total Fixed Rate	9,927	6,927	9,996	2,590	78	45,479	74,997	77,208	80,832
Variable Rate Debt
U.S. dollars (Bank Loans)	—	—	—	4,032	—	—	4,032	4,313	4,218
Interest Rate(1)	—	—	—	2.12%	—	—	2.12%	—	1.60%
Mexican pesos (Certificados Bursátiles)	—	—	—	—	1,496	—	1,496	1,500	—
Interest Rate(1)	—	—	—	—	7.70%	—	7.70%	—	—
Brazilian reais (Bank Loans)	283	284	229	66	7	—	869	883	1,864
Interest Rate(1)	8.50%	8.50%	8.50%	8.50%	8.50%	—	8.50%	—	5.49%
Brazilian reais (Notes Payable)	10	5	—	—	—	—	15	14	26
Interest Rate(1)	0.44%	0.44%	—	—	—	—	0.44%	—	0.44%
Colombian pesos (Bank Loans)	1,951	—	—	—	—	—	1,951	1,949	1,929
Interest Rate(1)	7.28%	—	—	—	—	—	7.28%	—	9.42%
Argentine pesos (Bank Loans)	—	—	—	—	—	—	—	—	40
Interest Rate(1)	—	—	—	—	—	—	—	—	27.84%

Total Variable Rate	2,244	289	229	4,098	1,503	—	8,363	8,659	8,077

Total Debt	12,171	7,216	10,225	6,688	1,582	45,479	83,360	85,867	88,909
Derivative Financial Instruments:
Cross-Currency Swaps (Mexican pesos)	—	—	—	—	—	—	—	757	—
Notional to pay	—	—	—	9,769	—	8,764	18,533	—	23,154
Notional to receive	—	—	—	9,868	—	8,684	18,552	—	27,276
Interest pay rate	—	—	—	9.12%	—	9.55%	9.32%	—	8.27%
Interest receive rate	—	—	—	4.63%	—	3.97%	4.32%	—	3.55%
Cross-Currency Swaps (Brazilian reais)	—	—	—	—	—	—	—	(4,168)	—
Notional to pay	—	28,202	6,367	4,711	4,103	—	43,383	—	49,462
Notional to receive	—	24,353	6,263	4,571	4,046	—	39,233	—	44,044
Interest pay rate	—	6.56%	5.20%	6.70%	6.11%	—	6.33%	—	12.20%
Interest receive rate	—	2.65%	0.37%	2.90%	1.97%	—	2.25%	—	1.98%
Interest Rate Swaps (Brazilian rates)	—	—	4,137	3,786	3,103	—	11,026	(82)	—
Interest pay rate	—	—	6.29%	8.51%	8.16%	—	—	—	—
Interest receive rate	—	—	5.20%	6.72%	6.11%	—	—	—	—

(1)	Interest rates are weighted average contractual annual rates.
(2)	Promissory note denominated and payable in Brazilian reais; however, it is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to our variable-rate financial instruments held during 2017 would have increased our interest expense by approximately Ps.251 million, or 2.94% over our interest expense of 2017, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest rate swap and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies of each country where we operate, relative to the U.S. dollar. In 2017, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency in 2017

Currency	%
Mexican peso	39.2
Colombian peso	7.0
Venezuelan bolivar	2.0
Argentine peso	6.8
Brazilian real	28.7
Central America(1)	6.3
Philippine peso	10.1

(1)	Includes Guatemalan Quetzales, Nicaraguan Córdobas, Costa Rican Colones and Panamanian Balboas.

We estimate that approximately 21.8% of our consolidated costs of goods sold are denominated in U.S. dollars for Mexican subsidiaries and in the aforementioned currencies for our non-Mexican subsidiaries. Substantially all of our costs denominated in a foreign currency, other than the functional currency of each country where we operate, are denominated in U.S. dollars. During 2017, we entered into forward derivative instruments and options to hedge part of our Mexican peso, Brazilian real, Colombian peso and Argentine peso fluctuation risk relative to our raw material costs denominated in U.S. dollars. These instruments are considered hedges for accounting purposes. As of December 31, 2017, 1.39% of our indebtedness was denominated in U.S. dollars, 43.92% in Mexican pesos, 51.52% in Brazilian reais, 3.05% in Colombian pesos and 0.12% in Argentine pesos (including the effects of our derivative contracts as of December 31, 2017, including cross currency swaps from U.S. dollars to Mexican pesos and U.S. dollars to Brazilian reais). Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency-denominated operating costs and expenses and of the debt service obligations with respect to our foreign currency-denominated debt. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency denominated-indebtedness is increased. See also “Item 3. Key Information—Risk Factors—Depreciation of the local currencies of the countries where we operate relative to the U.S. dollar could adversely affect our financial condition and results.”

A hypothetical, instantaneous and unfavorable 10.0% devaluation in the value of each local currency in the countries where we operate relative to the U.S. dollar occurring on December 31, 2017, would have resulted in a foreign exchange gain of approximately Ps.18 million, reflecting higher foreign exchange gain generated by the cash balances held in U.S. dollars as of that date, net of the loss based on our U.S. dollar-denominated indebtedness as of December 31, 2017, after giving effect to all of our interest rate swap and cross-currency swap agreements.

As of April 13, 2018, the exchange rates relative to the U.S. dollar of all the countries where we operate have appreciated or depreciated compared to December 31, 2017 as follows:

	Exchange Rate As of April 13, 2018	(Depreciation) or Appreciation
Mexico	18.08	12.5%
Guatemala	7.40	1.6%
Nicaragua	31.22	(6.5)%
Costa Rica	562.07	(0.2)%
Panama	1.00	0.0%
Colombia	2,710.03	9.7%
Brazil	3.41	(4.7)%
Argentina	20.21	(27.2)%
Philippines	52.02	(4.4)%

A hypothetical, instantaneous and unfavorable 10.0% devaluation in the value of the currencies of each of the countries where we operate relative to the U.S. dollar as of December 31, 2017, would produce a reduction in equity of approximately the following amounts:

Reduction in Equity
(in millions of Mexican pesos)
Mexico	336
Colombia	1,019
Brazil	2,615
Argentina	103
Central America(1)	946
Philippines	2,019

(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.

Equity Risk

As of December 31, 2017, we did not have any equity risk.

Commodity Price Risk

In 2017, we entered into futures and forwards contracts to hedge the cost of sugar in Brazil and Colombia. The notional value of the sugar hedges was Ps.1,136 million as of December 31, 2017, with a negative fair value of Ps.4 million with maturities in 2018. See Note 19 to our consolidated financial statements.

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

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), our management concluded that our internal control over financial reporting was effective as of December 31, 2017.

Our management assessment and conclusion on the effectiveness of internal control over financial reporting as of December 31, 2017 excludes, in accordance with applicable guidance provided by the SEC, an assessment of the internal control over financial reporting of KOF Philippines consolidated since January 27, 2017. KOF Philippines represented 11.0% and 10.0% of our total and net assets, respectively, as of December 31, 2017, and 10.0% of our revenues, for the year ended December 31, 2017.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL

CONTROL OVER FINANCIAL REPORTING

To the Shareholders and the Board of Directors of

Coca-Cola FEMSA, S.A.B. de C.V.:

We have audited Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the 2013 Framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Coca-Cola FEMSA Philippines, Inc. and subsidiaries (collectively “CCFPI”, a Philippine subsidiary), which is included in the 2017 consolidated financial statements of the Company and constituted 11.0% and 10.0% of total and net assets, respectively, as of December 31, 2017 and 10.0% of revenues, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of CCFPI.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes, and our report dated April 18, 2018, expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico according to the “Código de Ética Profesional del Instituto Mexicano de Contadores Publicos” (“IMCP Code”), and the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control over Financial Reporting

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

Mancera, S.C.

A member practice of

Ernst & Young Global Limited

/s/ MANCERA, S.C.

Mexico City, Mexico

April 18, 2018

(d) Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Mancera, S.C. and other Ernst & Young practices (collectively, Ernst & Young) during the fiscal years ended December 31, 2017, December 31, 2016 and December 31, 2015:

	Year Ended December 31,
	2017	2016	2015
	(in millions of Mexican pesos)
Audit fees	77	72	67
Audit-related fees	10	15	—
Tax fees	7	8	1

Total fees	94	95	68

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

All Other Fees. For the years ended December 31, 2017, 2016 and 2015, there were no other fees.

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

We did not directly purchase any of our equity securities in 2017. The following table presents purchases by trusts that FEMSA administers in connection with our bonus incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees—Bonus Program.”

Purchases of Equity Securities

Period	Total Number of Series L shares Purchased by trusts that FEMSA administers in connection with our bonus incentive plans	Average Price Paid per Series L Share	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
May 2017 to February 2018	215,574	139.54	—	—

Total	215,574	139.54	—	—

Item 16.F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G.	Corporate Governance

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

However, Mexican law requires us to have a Corporate Practices Committee with at least 3 members. Our Corporate Practices Committee is comprised of four members, and as required by the Mexican Securities Market Law and our bylaws, the four members are independent and the chairman of this committee is elected by our shareholders meeting.

Compensation committee: A compensation committee composed entirely of independent directors is required. As a “controlled company,” we would be exempt from this requirement if we were a U.S. issuer.	Compensation committee: We do not have a committee that exclusively oversees compensation issues. Our Corporate Practices Committee, composed entirely of independent directors, reviews and recommends management compensation programs in order to ensure that they are aligned with shareholders’ interests and corporate performance.

Audit committee: Listed companies must have an audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the NYSE independence standards.	Audit committee: Mexican law requires us to have an Audit Committee with at least 3 members. We have an Audit Committee of six members. As required by the Mexican Securities Market Law, each member of the Audit Committee is an independent director, and its chairman is elected by our shareholders meeting.

Equity compensation plan: Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plan: Shareholder approval is not required under Mexican law or our bylaws for the adoption and amendment of an equity compensation plan. Such plans should provide for general application to all executives.

Code of business conduct and ethics: Corporate governance guidelines and a code of conduct and ethics are required, with disclosure of any waiver for directors or executive officers.	Code of business conduct and ethics: We have adopted a code of ethics, within the meaning of Item 16.B of SEC Form 20-F. Our code of ethics applies to our chief executive officer, chief financial officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at www.coca-colafemsa.com. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16.H.	Mine Safety Disclosure

Not applicable.

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits

(a)	List of Financial Statements

*	All supplementary schedules relating to the registrant are omitted because they are not required or because the required information, where material, is contained in the Financial Statements or Notes thereto.

(b)	List of Exhibits

Exhibit No.	Description

Exhibit 1.1	Amended and restated bylaws (Estatutos Sociales) of Coca-Cola FEMSA, S.A.B. de C.V., approved February 16, 2012 (English translation) (incorporated by reference to Exhibit 1.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 26, 2012 (File No. 1-2260)).

Exhibit 2.1	Deposit Agreement, dated as of September 1, 1993, among Coca-Cola FEMSA, S.A.B. de C.V., The Bank of New York (currently The Bank of New York Mellon), as Depositary, and Holders and Beneficial Owners of American Depository Receipts (incorporated by reference to Exhibit 3.5 to the Registration Statement of FEMSA on Form F-4 filed on April 9, 1998 (File No. 333-8618)).†

Exhibit 2.2	Indenture dated as of February 5, 2010 among Coca-Cola FEMSA, S.A.B. de C.V., and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

Exhibit 2.3	First Supplemental Indenture dated as of February 5, 2010 among Coca-Cola FEMSA, S.A.B. de C.V., and The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A. (incorporated by reference to Exhibit 2.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

Exhibit 2.4	Second Supplemental Indenture dated as of April 1, 2011 among Coca-Cola FEMSA, S.A.B. de C.V., Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V., as Guarantor, and The Bank of New York Mellon (incorporated by reference to Exhibit 2.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 17, 2011 (File No. 1-12260)).

Exhibit 2.5	Third Supplemental Indenture dated as of September 6, 2013 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), as existing guarantor, Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S. de R.L. de C.V., as additional guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No.333-187275)).

Exhibit No.	Description

Exhibit 2.6	Fourth Supplemental Indenture dated as of October 18, 2013 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S. de R.L. de C.V., as existing guarantors, Controladora Interamericana de Bebidas, S. de R.L. de C.V., as additional guarantor, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No.333-187275)).

Exhibit 2.7	Fifth Supplemental Indenture dated as of November 26, 2013 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish paying agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on December 5, 2013 (File No.1-12260)).

Exhibit 2.8	Sixth Supplemental Indenture dated as of January 21, 2014 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish paying agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on January 27, 2014 (File No.1-12260)).

Exhibit 2.9	Seventh Supplemental Indenture dated as of November 23, 2015 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V., as successor guarantor, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 2.9 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 15, 2016 (File No. 1-12260)

Exhibit 4.1	Amended and Restated Shareholders Agreement dated as of July 6, 2002, by and among Compañia Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., The Coca-Cola Company and The Inmex Corporation, (incorporated by reference to Exhibit 4.13 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit 4.2	First Amendment, dated May 6, 2003, to the Amended and Restated Shareholders Agreement, dated as of July 6, 2002, among Compañia Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., The Coca-Cola Company, The Inmex Corporation, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit 4.3	Second Amendment, dated as of February 1, 2010, to the to the Amended and Restated Shareholders Agreement, dated as of July 6, 2002, by and among Compañia Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., The Coca-Cola Company, The Inmex Corporation and Dulux CBAI 2003 B.V. (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

Exhibit 4.4	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the valley of Mexico (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.5	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the valley of Mexico (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 33-67380)).†

Exhibit 4.6	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Exhibit 4.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.7	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 33-67380)).†

Exhibit No.	Description

Exhibit 4.8	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

Exhibit 4.9	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Bajio, S.A. de C.V., and The Coca-Cola Company with respect to operations in Bajio, Mexico (English translation) (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

Exhibit 4.10	Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).†

Exhibit 4.11	Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).†

Exhibit 4.12	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).†

Exhibit 4.13	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).†

Exhibit 4.14	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).†

Exhibit 4.15	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).†

Exhibit 4.16	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).†

Exhibit 4.17	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.40 to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).†

Exhibit 4.18	Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administración de Marcas S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Exhibit 10.3 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.19	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.6 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.20	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.7 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.21	Supply Agreement dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and FEMSA Empaques, (incorporated by reference to Exhibit 10.7 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 33-67380)).†

Exhibit 4.22	Supply Agreement dated April 3, 1998, between Alpla Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).*†

Exhibit 4.23	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA, S.A.B. de C.V. and FEMSA Logística (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).†

Exhibit 4.24	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.8 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit No.	Description

Exhibit 4.25	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.9 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.26	Memorandum of Understanding, dated as of March 11, 2003, by and among Panamerican Beverages, S.A. de C.V., as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Exhibit 10.14 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.27	Shareholders Agreement dated as of January 25, 2013, by and among Coca-Cola FEMSA Philippines, Inc., Coca-Cola South Asia Holdings, Inc., Coca-Cola Holdings (Overseas) Limited and Controladora de Inversiones en Bebidas Refrescantes, S.L. (incorporated by reference to Exhibit 4.27 of Coca-Cola FEMSA’s Annual Report on Form 20-F filed on March 15, 2013 (File No. 1-12260))

Exhibit 7.1	The Coca-Cola Company memorandum, to Steve Heyer from José Antonio Fernández, dated December 22, 2002 (incorporated by reference to Exhibit 10.1 to FEMSA’s Registration Statement on Amendment No. 1 to the Form F-3 filed on September 20, 2004 (File No. 333-117795)).

Exhibit 7.2	Calculation of Ratio of Earnings to Fixed Charges.

Exhibit 8.1	Significant Subsidiaries.

Exhibit 12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 18, 2018.

Exhibit 12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 18, 2018.

Exhibit 13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 18, 2018.

*	Portions of Exhibit 4.22 were omitted pursuant to a request for confidential treatment. Such omitted portions were filed separately with the Securities and Exchange Commission.
†	This was a paper filing, and is not available on the SEC website.

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
Héctor Treviño Gutiérrez Chief Financial Officer

Date: April 18, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Coca-Cola FEMSA, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 18, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico according to the “Codigo de Etica Profesional del Instituto Mexicano de Contadores Publicos” (“IMCP Code”), and the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion

Mancera, S.C.

A member practice of

Ernst & Young Global Limited

/s/ MANCERA, S.C.

We have served as the Company’s auditor since 2008

Mexico City, Mexico

April 18, 2018

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

At December 31, 2017 and 2016

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of mexican pesos ( Ps.)

	Note	December 2017 (*)	December 2017		December 2016
ASSETS
Current assets:
Cash and cash equivalents	5	$956	Ps.	18,767	Ps.	10,476
Accounts receivable, net	6	895		17,576		15,005
Inventories	7	579		11,364		10,744
Recoverable taxes	23	263		5,172		4,373
Other current financial assets	8	38		737		1,511
Other current assets	8	103		2,041		3,344

Total current assets		2,834		55,657		45,453

Non-current assets:
Investments in other entities	9	639		12,540		22,357
Property, plant and equipment, net	10	3,861		75,827		65,288
Intangible assets, net	11	6,326		124,243		123,964
Deferred tax assets	23	408		8,012		5,981
Other non-current financial assets	12	65		1,277		4,733
Other non-current assets	12	413		8,121		11,480

Total non-current assets		11,712		230,020		233,803

TOTAL ASSETS		$14,546	Ps.	285,677	Ps.	279,256

LIABILITIES AND EQUITY
Current liabilities:
Bank loans and notes payable	17	$105	Ps.	2,057	Ps.	1,573
Current portion of non-current debt	17	515		10,114		1,479
Interest payable		25		487		520
Suppliers		1,016		19,956		21,489
Accounts payable		580		11,397		6,355
Taxes payable		360		7,074		7,560
Other current financial liabilities	24	230		4,509		892

Total current liabilities		2,831		55,594		39,868

Non-current liabilities:
Bank loans and notes payable	17	3,625		71,189		85,857
Post-employment and other non-current employee benefits	15	154		3,029		2,319
Deferred tax liabilities	23	87		1,714		1,205
Other non-current financial liabilities	24	60		1,169		5,745
Provisions and other non-current liabilities	24	624		12,272		15,029

Total non-current liabilities		4,550		89,373		110,155

Total liabilities		7,381		144,967		150,023

Equity:
Capital stock	21	105		2,060		2,048
Additional paid-in capital		2,320		45,560		41,490
Retained earnings		3,146		61,786		81,579
Other equity instruments		(25)		(485)		(485)
Cumulative other comprehensive income (loss)		695		13,648		(2,495)

Equity attributable to equity holders of the parent		6,241		122,569		122,137
Non-controlling interest in consolidated subsidiaries	20	924		18,141		7,096

Total equity		7,165		140,710		129,233

TOTAL LIABILITIES AND EQUITY		$14,546	Ps.	285,677	Ps.	279,256

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of financial position.

Consolidated Income Statements

For the years ended December 31, 2017, 2016 and 2015

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of mexican pesos ( Ps.) except per share amounts

	Note	2017 (*)		2017		2016		2015
Net sales			$10,355	Ps.	203,374	Ps.	177,082	Ps.	151,914
Other operating revenues			21		406		636		446

Total revenues			10,376		203,780		177,718		152,360
Cost of goods sold			5,708		112,094		98,056		80,330

Gross profit			4,668		91,686		79,662		72,030
Administrative expenses			457		8,983		7,423		6,405
Selling expenses			2,848		55,927		48,039		41,879
Other income	18		223		4,371		1,281		620
Other expenses	18		1,682		33,032		5,093		2,368
Interest expense	17		449		8,809		7,471		6,337
Interest income			45		887		715		414
Foreign exchange gain (loss), net			41		810		(1,792)		(1,459)
Gain (loss) on monetary position for subsidiaries in hyperinflationary economies			81		1,591		2,417		(33)
Market value gain on financial instruments	19		13		246		51		142

(Loss) income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method			(365)		(7,160)		14,308		14,725
Income taxes	23		232		4,554		3,928		4,551
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	9		3		60		147		155

Net (loss) income			$(594)	Ps.	(11,654)	Ps.	10,527	Ps.	10,329

Attributable to:
Equity holders of the parent			$(652)	Ps.	(12,802)	Ps.	10,070	Ps.	10,235
Non-controlling interest			58		1,148		457		94

Net (loss) income			$(594)	Ps.	(11,654)	Ps.	10,527	Ps.	10,329

Equity holders of the parent (U.S. dollars and mexican pesos):
Earnings per share
Basic net controlling interest (loss) income	22		$(0.31)	Ps.	(6.12)	Ps.	4.86	Ps.	4.94
Diluted net controlling interest (loss) income	22	(0.	31)	(6.	12)	4.	85	4.	94

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated income statements.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2017, 2016 and 2015

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of mexican pesos ( Ps.)

	Note	2017 (*)	2017		2016		2015
Consolidated net (loss) income		$(594)	Ps.	(11,654)	Ps.	10,527	Ps.	10,329

Other comprehensive income, net of taxes:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments, net of taxes	19	(14)		(266)		715		(27)
Exchange differences on the translation of foreign operations and associates		776		15,207		16,052		(5,407)

Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods		762		14,941		16,767		(5,434)

Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes	15	1		28		(123)		138

Net other comprehensive income (loss) not being reclassified to profit or loss in subsequent periods		1		28		(123)		138

Total other comprehensive income (loss), net of tax		763		14,969		16,644		(5,296)

Consolidated comprehensive income for the year, net of tax		$169	Ps.	3,315	Ps.	27,171	Ps.	5,033

Attributable to:
Equity holders of the parent		$170	Ps.	3,341	Ps.	24,818	Ps.	5,437
Non-controlling interest		(1)		(26)		2,353		(404)

Consolidated comprehensive income for the year, net of tax		$169	Ps.	3,315	Ps.	27,171	Ps.	5,033

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017, 2016 and 2015

Amounts expressed in millions of U.S. dollars ( $ ) and in millions of mexican pesos ( Ps.)

Attributable to:	Capital Stock		Additional Paid-in Capital		Retained Earnings		Other Equity Instruments		Valuation of the Effective Portion of Derivative Financial Instruments		Exchange Differences on Translation of Foreign Operations and Associates		Remeasurements of the Net Defined Benefit Liability		Equity Attributable To Equity Holders of the Parent		Non- Controlling Interest		Total Equity
Balances at January 1, 2015	Ps.	2,048	Ps.	41,490	Ps.	74,624	Ps.	—	Ps.	(148)	Ps.	(11,731)	Ps.	(566)	Ps.	105,717	Ps.	4,401	Ps.	110,118

Net income		—		—		10,235		—		—		—		—		10,235		94		10,329
Other comprehensive income, net of tax		—		—		—		—		(77)		(4,853)		132		(4,798)		(498)		(5,296)
Total comprehensive income		—		—		10,235		—		(77)		(4,853)		132		5,437		(404)		5,033
Dividends declared		—		—		(6,405)		—		—		—		—		(6,405)		(11)		(6,416)

Balances at December 31, 2015		2,048		41,490		78,454		—		(225)		(16,584)		(434)		104,749		3,986		108,735

Net income		—		—		10,070		—		—		—		—		10,070		457		10,527
Other comprehensive income, net of tax		—		—		—		—		664		14,207		(123)		14,748		1,896		16,644
Total comprehensive income		—		—		10,070		—		664		14,207		(123)		24,818		2,353		27,171
Dividends declared		—		—		(6,945)		—		—		—		—		(6,945)		(69)		(7,014)
Increase in non-controlling interest		—		—		—		—		—		—		—		—		826		826
Acquisition of Vonpar (Note 4)		—		—		—		(485)		—		—		—		(485)		—		(485)

Balances at December 31, 2016		2,048		41,490		81,579		(485)		439		(2,377)		(557)		122,137		7,096		129,233

Net (loss) income		—		—		(12,802)		—		—		—		—		(12,802)		1,148		(11,654)
Other comprehensive loss, net of tax		—		—		—		—		(192)		(9,778)		(10)		(9,980)		(1,174)		(11,154)
Deconsolidation of Venezuela (Note 3.3)												26,123				26,123				26,123
Total comprehensive income		—		—		(12,802)		—		(192)		16,345		(10)		3,341		(26)		3,315
Acquisition of Vonpar (Note 4)		12		4,070		—		—		—		—		—		4,082		—		4,082
Dividends declared		—		—		(6,991)		—		—		—		—		(6,991)		(1)		(6,992)
Consolidation of Phillippines		—		—		—		—		—		—		—		—		11,072		11,072

Balances at December 31, 2017	Ps.	2,060	Ps.	45,560	Ps.	61,786	Ps.	(485)	Ps.	247	Ps.	13,968	Ps.	(567)	Ps.	122,569	Ps.	18,141	Ps.	140,710

The accompanying notes are an integral part of these consolidated statements of changes in equity.

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2016 and 2015

Amounts expressed in millions of U.S. dollars ($) and in millions of mexican pesos (Ps.)

	2017 (*)	2017		2016		2015
Cash flows from operating activities:
Income before income taxes	$(362)	Ps.	(7,100)	Ps.	14,455	Ps.	14,880
Adjustments for:
Non-cash operating expenses	235		4,611		2,329		1,435
Depreciation	521		10,216		7,579		6,310
Amortization	73		1,441		1,087		834
(Loss) on disposal of long-lived assets	(7)		(128)		(22)		(217)
Write-off of long-lived assets	9		174		40		332
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	(3)		(60)		(147)		(155)
Interest income	(45)		(887)		(715)		(414)
Interest expense	237		4,649		4,388		3,718
Foreign exchange (gain) loss, net	(41)		(810)		1,792		1,459
Non-cash movements in post-employment and other non-current employee benefits obligations	25		500		580		68
Impairment of Venezuela	94		1,843		—		—
Deconsolidation of Venezuela	1,342		26,333		—		—
Consolidation of Philippines	(153)		(2,996)		—		—
Monetary position (gain) loss, net	(81)		(1,591)		(2,417)		33
Market value loss on financial instruments	207		4,073		2,817		3,096
(Increase) decrease:
Accounts receivable and other current assets	(180)		(3,530)		(2,727)		(1,010)
Other current financial assets	(97)		(1,903)		(3,552)		(2,849)
Inventories	(25)		(482)		(2,142)		(1,784)
Increase (decrease):
Suppliers and other accounts payable	189		3,718		11,199		3,329
Other liabilities	48		934		931		249
Employee benefits paid	(20)		(384)		(258)		(193)
Income taxes paid	(274)		(5,385)		(2,771)		(5,919)

Net cash flows from operating activities	1,692		33,236		32,446		23,202

Investing activities:
Acquisition and mergers, net of cash acquired (see Note 4)	206		4,038		(13,198)		—
Deconsolidation of Venezuela (see Note 3.3)	(9)		(170)		—		—
Interest received	45		887		715		414
Acquisitions of long-lived assets	(564)		(11,069)		(10,308)		(10,545)
Proceeds from the sale of long-lived assets	16		322		324		233
Acquisition of intangible assets	(191)		(3,753)		(2,385)		(956)
Other non-current assets	(13)		(258)		—		(72)
Dividends received from investments in associates and joint ventures (Note 9)	2		33		5		13
Investment in shares	(47)		(920)		(2,068)		(32)

Net cash flows used in investing activities	(555)		(10,890)		(26,915)		(10,945)

Financing activities:
Proceeds from borrowings	636		12,488		8,040		1,907
Repayment of borrowings	(668)		(13,109)		(4,948)		(9,076)
Interest paid	(234)		(4,589)		(4,122)		(3,568)
Dividends paid	(356)		(6,992)		(7,013)		(6,416)
Other financing activities	(135)		(2,655)		(2,517)		8,586
Proceeds from issuing shares (see Note 4)	208		4,082		—		—
Increase in non-controlling interest	—		—		826		—

Net cash flows (used in) financing activities	(549)		(10,775)		(9,734)		(8,567)

Net increase (decrease) in cash and cash equivalents	588		11,571		(4,203)		3,690
Initial balance of cash and cash equivalents	534		10,476		15,989		12,958
Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies	(166)		(3,280)		(1,310)		(659)

Ending balance of cash and cash equivalents	$956	Ps.	18,767	Ps.	10,476	Ps.	15,989

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of cash flow.

Notes to the Consolidated Statements

For the years endend December 31, 2017, 2016 and 2015

Amounts expressed in millions of U.S. dollars ($) and in millions of mexican pesos (Ps.)

Note 1. Activities of the Company

Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA”) is a Mexican corporation, mainly engaged in acquiring, holding and transferring all types of bonds, shares and marketable securities.

Coca-Cola FEMSA is indirectly owned by Fomento Economico Mexicano, S.A.B. de C.V. (“FEMSA”), which holds 47.2% of its capital stock and 63% of its voting shares and The Coca-Cola Company (“TCCC”), which indirectly owns 27.8% of its capital stock and 37% of its voting shares. The remaining 25% of Coca-Cola FEMSA’s shares trade on the Bolsa Mexicana de Valores, S.A.B. de C.V. (BMV: KOF) and its American Depositary Shares (“ADS”) (equivalent to ten series “L” shares) trade on the New York Stock Exchange, Inc. The address of its registered office and principal place of business is Mario Pani No. 100 Col. Santa Fe Cuajimalpa, Delegacion Cuajimalpa de Morelos, Mexico City, 05348, Mexico.

Coca-Cola FEMSA and its subsidiaries (the “Company”), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela, Brazil, Argentina and Philippines.

As of December 31, 2017 and 2016 the most significant subsidiaries which the Company controls are:

Company	Activity	Country	Ownership percentage 2017	Ownership percentage 2016
Propimex, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%
Controladora Interamericana de Bebidas, S. de R.L. de C.V.	Holding	Mexico	100.00%	100.00%
Spal Industria Brasileira de Bebidas, S.A.	Manufacturing and distribution	Brazil	96.06%	96.06%
Distribuidora y Manufacturera del Valle de México, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%
Servicios Refresqueros del Golfo, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%

Note 2. Basis of Preparation

2.1 Statement of compliance

The consolidated financial statements of Coca-Cola FEMSA S.A.B. de C.V. and its subsidiaries for the year ended December 31, 2017 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer John Santa Maria Otazua and Chief Financial and Administrative Officer Héctor Treviño Gutiérrez on February 21, 2018. Those consolidated financial statements and notes were then approved by the Company’s Board of Directors meeting on February 21, 2018 and by the Shareholders on March 9, 2018.The accompanying consolidated financial statements were approved for issuance in the Company´s annual report on Form 20-F by the Company´s Chief Executive Officer and Chief Financial Officer on April 13, 2017 and subsequent events have been considered through that date (See Note 28).

2.2 Basis of measurement and presentation

The consolidated financial statements have been prepared on the historical cost basis except for the following:

•	Derivative financial instruments

•	Trust assets of post-employment and other non-current employee benefit plans

The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortised cost are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationship.

The financial statements of subsidiaries whose functional currency is the currency of a hyperinflationary economy are stated in terms of the measuring unit current at the end of the reporting period.

2.2.1 Presentation of consolidated income statement

The Company classifies its costs and expenses by function in the consolidated income statement in order to conform to industry practices.

2.2.2 Presentation of consolidated statements of cash flows.

The Company´s consolidated statement of cash flows is presented using the indirect method.

2.2.3 Convenience translation to U.S. dollars ($)

The consolidated financial statements are stated in millions of mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position as of December 31, 2017, the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2017 were converted into U.S. dollars at the exchange rate of Ps 19.64 per U.S. dollar as published by the Federal Reserve Bank of New York on December 29, 2017, the last date in 2017 for which information is available. This arithmetic conversion should not be construed as representations that the amounts expressed in mexican pesos may be converted into U.S. dollars at that or any other exchange rate. As of March 05, 2018 (the issuance date of these financial statements) such exchange rate was Ps. 18.89 per U.S. dollar, an appreciation of 3.81% since December 31, 2017.

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

2.3.1.2 Useful lives of property, plant and equipment and intangible assets with definite useful lives

Property, plant and equipment, including returnable bottles which expected to provide benefits over a period of more than one year, as well as intangible assets with definite useful lives are depreciated/ amortized over their estimated useful lives. The Company bases its estimates on the experience of its technical personnel as well as its experience in the industry for similar assets; see Notes 3.12, 10 and 11.

2.3.1.3 Post-employment and other non-current employee benefits

The Company regularly evaluates the reasonableness of the assumptions used in its post-employment and other non-current employee benefit computations. Information about such assumptions is described in Note 15.

2.3.1.4 Income taxes

Deferred income tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Company recognizes deferred tax assets for unused tax losses and other credits and regularly reviews them for recoverability, based on its judgment regarding the probability of the expected timing and level of future taxable income, the expected timing of the reversals of existing taxable temporary differences and future tax planning strategies, see Note 23.

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

2.3.1.7 Business combinations

Businesses combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred to the Company and liabilities assumed by the Company from the former owners of the acquiree, the amount of any non-controlling interest in the acquiree and the equity interests issued by the Company in exchange for control of the acquiree.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized and measured at their fair value, except that:

•	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12, Income Taxes and IAS 19, Employee Benefits, respectively;

•	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Company entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2, Share- Based Payment at the acquisition date, see Note 3.24;

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that standard; and

•	indemnifiable assets are recognized at the acquisition date on the same basis as the indemnifiable liability subject to any contractual limitations.

For each acquisition, management’s judgment must be exercised to determine the fair value of the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, applying estimates or judgments in techniques used, specially in forecasting CGU’s cash flows, in the computation of weighted average cost of capital (WACC) and estimation of inflation during the identification of intangible assets with indefinite live, mainly, distribution rights.

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

2.3.1.9 Joint Arrangements

An arrangement can be a joint arrangement even though not all of its parties have joint control of the arrangement. When the Company is a party to an arrangement it shall assess whether the contractual arrangement gives all the parties, or a group of the parties, control of the arrangement collectively; joint control exists only when decisions about the relevant activities require the unanimous consent of the parties that control the arrangement collectively. Management needs to apply judgment when assessing whether all the parties, or a group of the parties, have joint control of an arrangement. When assessing joint control, management considers the following facts and circumstances:

a)	If all the parties, or a group of the parties, control the arrangement, considering definition of joint control, as described in Note 3.1; and

b)	If decisions about the relevant activities require the unanimous consent of all the parties, or of a group of the parties

As mentioned in Note 4 and 9, until January 2017, the Company accounted for its 51% investment in Coca-Cola FEMSA Philippines, Inc. (CCFPI) as a joint venture, based on the facts that until such date the Company and TCCC: (i) make all operating decisions jointly during the initial four-year period and (ii) potential voting rights to acquire the remaining 49% of CCFPI were not probable to be exercised in the foreseeable future because the related call option remains “out of the money”.

2.3.1.10 Venezuela Exchange Rates and Consolidation

As further explained in Note 3.3 below, as of December 31, 2017, the exchange rate used to translate the financial statements of the Company’s Venezuelan operations for reporting purposes into the consolidated financial statements, was 22,793 bolivars per US dollar.

As also explained in Note 3.3 below, effective December 31, 2017 the Company deconsolidated its operations in Venezuela due to the to the political and economic conditions in that country and began accounting for the operations under the fair value method. Consequently beginning January 1, 2018, all changes in the fair value of the investment, including foreign currency translations differences will be recognized for Venezuela’s operations in other comprehensive income.

2.4 Changes in accounting policies

The Company has applied the following amendments to the standards, which are effective for annual periods beginning on or after January 2017, their application has no significant effects:

Amendments to IAS 7 Statement of Cash Flows: Disclosure Initiative

The amendments to IAS 7 Statement of Cash Flows, require that the following changes in liabilities arising from financing activities be disclosed separately from changes in other assets and liabilities: (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes.

Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the statement of cash flows as cash flows from financing activities. (See Note 17.1).

Amendments to IAS 12 Income Taxes: Recognition of Deferred Tax Assets for Unrealised Losses

The amendments clarify that the Company needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognized in opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Entities applying this relief must disclose that fact.

Note 3. Significant Accounting Policies

3.1 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2017. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

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

Any contingent consideration payable is recognized at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent considerations are recognized in consolidated net income.

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

Sometimes obtaining control of an acquiree in which equity interest is held immediately before the acquisition date is considered as a business combination achieved in stages also referred to as a step acquisition. The Company remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognises the resulting gain or loss, if any, in profit or loss. Also, the changes in the value of equity interest in the acquiree recognized in other comprehensive income shall be recognized on the same basis as required if the Company had disposed directly of the previously held equity interest, see Note 3.11.2.

The Company sometimes obtains control of an acquiree without transferring consideration. The acquisition method of accounting for a business combination applies to those combinations as follows:

i.	The acquiree repurchases a sufficient number of its own shares for the Company to obtain control.

ii.	Minority veto rights lapse that previously kept the Company from controlling an acquiree in which it held the majority voting rights.

iii.	The Company and the acquiree agree to combine their businesses by contract alone in which it transfers no consideration in exchange for control and no equity interest is held in the acquiree, either on the acquisition date or previously.

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

		Exchange Rates of Local Currencies Translated to mexican pesos(1)
		Average Exchange Rate for									Exchange Rate as of December 31,
Country or Zone	Moneda Funcional	2017			2016			2015			2017			2016
Mexico	Mexican peso	Ps.	1.00		Ps.	1.00		Ps.	1.00		Ps.	1.00		Ps.	1.00
Guatemala	Quetzal	2.	57		2.	46		2.	07		2.	69		2.	75
Costa Rica	Colon	0.	03		0.	03		0.	03		0.	03		0.	04
Panama	U.S Dollar	18.	93		18.	66		15.	85		19.	74		20.	66
Colombia	Colombian peso	0.	01		0.	01		0.	01		0.	01		0.	01
Nicaragua	Cordoba	0.	63		0.	65		0.	58		0.	64		0.	70
Argentina	Argentine peso	1.	15		1.	26		1.	71		1.	06		1.	30
Venezuela (a)	Bolivar		(a	)		(a	)		(a	)		(a	)		(a	)
Brazil	Reais	5.	94		5.	39		4.	81		5.	97		6.	34
Philippines	Philippines peso	0.	38		0.	39		0.	35		0.	40		0.	41

(1)	Exchange rates published by the central bank of each country

(a)	Venezuela

Effective December 31, 2017, the Company determined that deteriorating conditions in Venezuela had led the Company to no longer meet the accounting criteria to consolidate its Venezuelan operations. Such deteriorating conditions had significantly impacted the Company’s ability to manage its capital structure its capacity to import and purchase raw materials and had imposed limitations on the portfolio dynamics. In addition, government controls over pricing of certain products, labor law restrictions and an inability to obtein of US Dollars and imports affected the normal course of our business. Therefore, and due to the fact that Company will continue to operate in Venezuela, as of December 31, 2017, the Company changed the method of accounting for its investment in Venezuela from consolidation to fair value method measured using a Level 3 concept and recognized at December 31, 2017.

As a result of the deconsolidation, the Company recorded an extraordinary loss in other expenses line of Ps. 28,177 at December 31, 2017. This amount includes the reclasification of Ps. 26,123 (see Note 20) previously recorded in accumulated foreign currency translation losses in equity, to the income statement and impairment charges of Ps. 2,053. The impairment charges include the following: Ps. 745 of distribution rights, Ps. 1,098 of property plan and equipment and Ps 210 of remeasurement at fair-value of the Venezuelan’s investment. Prior to deconsolidation, during 2017, the Company’s Venezuela operations contributed Ps. 4,005 to net sales and losses of Ps. (2,223) to net income. See also Note 25 for additional information about the Venezuelan operations.

Beginning in January 1, 2018, the Company will recognized its investment in Venezuela under the fair value method upon pursuant to the new IFRS 9 Financial Instrument, standard. As a result of this change, beginning on January 1, 2018, the Company will no longer include the results of the Venezuelan operations in its future Consolidated Financial Statements.

Exchange rate

Until December 31, 2017, the Company’s recognition of its Venezuelan operations involved a two-step accounting process in order to translate into bolivars all transactions in a different currency than bolivars and then to translate the bolivar amounts to mexican pesos.

Step-one: Transactions were first recorded in the stand-alone accounts of the Venezuelan subsidiary in its functional currency, which are bolivars. Any non-bolivar denominated monetary assets or liabilities were translated into bolivars at each balance sheet date using the exchange rate at which the Company expects them to be settled, with the corresponding effect of such translation being recorded in the income statement.

As of December 31, 2016 the Company had US$629 million in monetary liabilities recorded using the DIPRO (Divisa Protegida) exchange rate at 10 bolivars per US dollar, mainly because at that date the Company believes it continued to qualify at that rate to pay for the import of various products into Venezuela and its ability to renegotiate with their main vendors, if necessary, the settlement of such liabilities in bolivars, and US$104 million recorded at DICOM (Divisas Complementarias) exchange rate at 673.76 bolivars per US dollar.

Step-two: In order to integrate the results of the Venezuelan operations into the consolidated figures of the Company, such Venezuelan results were translated from venezuelan bolivars into mexican pesos.

On December 2017, the Company translated the Venezuela entity figures using an exchange rate of bolivars. 22,793 per USD, as such exchange rate better represents the economic conditions in Venezuela. The Company considers that this exchange rate provides more useful and relevant information with respect to Venezuela´s financial position, financial performance and cash flows. On January 30, 2018, a new auction of the DICOM conducted by the Venezuela government resulted inan estimated exchange rate of Bolivars. 30,987 per Eu (equivalent to 25,000 per USD).

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

The Company restates the financial information of subsidiaries that operate in hyperinflationary economic environment using the consumer price index (CPI) of each country. As disclosed in Note 3.3 the Company deconsolidated the operations in Venezuela. Consequently, the Company will no longer include the results of the Venezuelan operations in its future Consolidated Financial Statements. However, the Venezuela entity will continue operating.

As of December 31, 2017, 2016, and 2015, the operations of the Company are classified as follows:

Country	Cumulative Inflation 2015- 2017	Type of Economy	Cumulative Inflation 2014- 2016	Type of Economy	Cumulative Inflation 2013- 2015	Type of Economy
Mexico	12.7%	Non-hyperinflationary	9.9%	Non-hyperinflationary	10.5%	Non-hyperinflationary
Guatemala	13.5%	Non-hyperinflationary	10.6%	Non-hyperinflationary	10.8%	Non-hyperinflationary
Costa Rica	2.5%	Non-hyperinflationary	5.1%	Non-hyperinflationary	8.1%	Non-hyperinflationary
Panama	2.3%	Non-hyperinflationary	2.8%	Non-hyperinflationary	5.1%	Non-hyperinflationary
Colombia	17.5%	Non-hyperinflationary	17.0%	Non-hyperinflationary	12.8%	Non-hyperinflationary
Nicaragua	12.3%	Non-hyperinflationary	13.1%	Non-hyperinflationary	15.8%	Non-hyperinflationary
Argentina (a)	101.5%	Non-hyperinflationary	99.7%	Non-hyperinflationary	59.2%	Non-hyperinflationary
Venezuela	30,690%	Hyperinflationary	2,263.0%	Hyperinflationary	562.9%	Hyperinflationary
Brazil	21.1%	Non-hyperinflationary	25.2%	Non-hyperinflationary	24.7%	Non-hyperinflationary
Philippines	7.5%	Non-hyperinflationary	5.7%	Non-hyperinflationary	8.3%	Non-hyperinflationary

(a)	Argentina

As of December 2017 and 2016 there are multiple inflation indices (including combination of indices in the case of CPI or certain months without official available information in the case of National Wholesale Price Index (WPI)), as follows:

(i) CPI for the City and Greater Buenos Aires Area (New CPI-CGBA), for which the IMF noted improvements in quality, this new consumer price index will only be provided for periods after April 2016 and does not provide national coverage.

(ii) “Coeficiente de Estabilización de Referencia” (CER or Reference Stabilization Ratio) to calculate the three-year cumulative inflation rate in Argentina, the CER is used by the government of Argentina to adjust the rate they pay on certain adjustable rate bonds they issue. At April 31, 2017, the three-year cumulative inflation rate based on CER data is estimated to be approximately 95.5%.

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

The Company believes that general market sentiment is that on the basis of the quantitative and qualitative indicators in IAS 29, the economy of Argentina should not be considered as hyperinflationary as of December 31, 2017. However, it is possible that certain market participants and regulators could have varying views on this topic both during 2017 and as Argentina’s economy continues to evolve in 2018. The Company will continue to carefully monitor the situation and make appropriate changes if and when necessary.

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

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial. For the years ended December 31, 2017, 2016 and 2015 the interest income on loans and receivables recognized in the interest income line item within the consolidated income statements is Ps. 4, Ps. 3 and Ps. -, respectively.

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

3.7.2 Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading valuation of the effective portion of derivative financial instruments. The gain or loss relating to the ineffective portion is recognized immediately in consolidated net income, and is included in the market value gain on financial instruments line item within the consolidated statements of income.

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

3.7.3 Fair value hedges

For hedge items carried at fair value the change in the fair value of a hedging derivative is recognized in the statement of profit or loss as foreign exchange gain or loss. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the statement of profit or loss as foreign exchange gain or loss.

For fair value hedges relating to items carried at amortized cost, change in the fair value of the effective portion of the hedge is recognized first as an adjustment to the carryng value of the hedged item and then any adjustment to carrying value is amortized through profit or loss over the remaining term of the hedge using the EIR method. EIR amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. If the hedged item is derecognized, the unamortized fair value is recognized immediately in profit or loss.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in profit and loss.

3.8 Fair value measurement

The Company measures financial instruments, such as, derivatives, and certain non-financial assets such as trusts assets of labor obligations at fair value at each balance sheet date. Also, fair values of bank loans and notes payable carried at amortized cost are disclosed in Note 17.

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

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

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

The Company has prepaid advertising costs which consist of television and radio advertising airtime paid in advance. These expenses are generally amortized over the period based on the transmission of the television and radio spots. The related production costs are recognized in consolidated income statement as incurred.

The Company has agreements with customers for the right to sell and promote the Company’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract, with amortization presented as a reduction of net sales. During the years ended December 31, 2017, 2016 and 2015, such amortization aggregated to Ps. 759 Ps. 582 and Ps. 317, respectively.

3.11 Investments in other entities

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

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. As of December 31, 2017 and 2016 the Company does not have an interest in joint operations.

Upon loss of joint control over the joint venture, the Company measures and recognises any retained investment at its fair value.

3.11.3 Investment in Venezuela

As disclosed in Note 3.3 on December 31, 2017 the Company changed the method of accounting for its investment in Venezuela from consolidation to fair value method using a Level 3 concept and recognized at December 31, 2017 an impairment on its investment of Ps. 210.

3.12 Property, plant and equipment

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction and are presented net of accumulated depreciation and accumulated impairment losses if any. The borrowing costs related to the acquisition or construction of qualifying asset is capitalized as part of the cost of that asset.

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

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds (if any) and the carrying amount of the asset and is recognized in consolidated income statement.

Returnable and non-returnable bottles:

The Company has two types of bottles: returnable and non-returnable.

•	Non-returnable: Are recorded in consolidated income statement at the time of the sale of the product.

•	Returnable: Are classified as long-lived assets as a component of property, plant and equipment. Returnable bottles are recorded at acquisition cost and for countries with hyperinflationary economies, restated according to IAS 29. Depreciation of returnable bottles is computed using the straight-line method considering their estimated useful lives.

There are two types of returnable bottles:

•	Those that are in the Company’s control within its facilities, plants and distribution centers; and

•	Those that have been placed in the hands of customers and still belong to the Company.

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

All other borrowing costs are recognized in consolidated income statement in the period in which they are incurred.

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

Intangible assets with finite useful lives are amortized and mainly consist of information technology and management system costs incurred during the development stage which are currently in use. Such amounts are capitalized and then amortized using the straight-line method over their expected useful lives. Expenditures that do not fulfill the requirements for capitalization are expensed as incurred.

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

As of December 31, 2017, the Company had nine bottler agreements in Mexico: (i) the agreements for the Valley of Mexico territory, which are up for renewal in May 2018 and June 2023, (ii) the agreement for the Southeast territory, which is up for renewal in June 2023, (iii) three agreements for the Central territory, which are up for renewal in May 2018 (two agreements), and May 2025, (iv) the agreement for the Northeast territory, which is up for renewal in May 2018, and (v) two agreements for the Bajio territory, which are up for renewal in May 2018 and May 2025. As of December 31, 2017, the Company had nine bottler agreements in Brazil, which are up for renewal in May 2018 (seven agreements) and April 2024 (two agreements); and one bottler agreement in each of Argentina, which is up for renewal in September 2024; Colombia, which is up for renewal in June 2024; Venezuela, which is up for renewal in August 2026; Guatemala, which is up for renewal in March 2025; Costa Rica, which is up for renewal in September 2027; Nicaragua, which is up for renewal in May 2026 Panama, which is up for renewal in November 2024; and the Philippines, which is up for renewal in December 2022. The bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement. In addition, these agreements generally may be terminated in the case of material breach. Termination would prevent the Company from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on the Company´s business, financial conditions, results from operations and prospects.

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

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted, as discussed in Note 2.3.1.1.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in consolidated net income.

Where the conditions leading to an impairment loss no longer exist, it is subsequently reversed, that is the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in consolidated net income. Impairment losses related to goodwill are not reversible.

As of December, 31 2017 the Company recognized an impairment loss in long-lived assets used in the operation in Venezuela relating to property, plant and equipment for Ps.1,098 and disctribution rights for Ps.745. See Note 10 and 11, repectively.

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

For defined benefit retirement plans and other non-current employee benefits, such as the Company’s sponsored pension and retirement plans and seniority premiums, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period. All remeasurements effects of the Company’s defined benefit obligation such as actuarial gains and losses and return on plan assets are recognized directly in other comprehensive income (“OCI”). The Company presents service costs within cost of goods sold, administrative and selling expenses in the consolidated statements of income. The Company presents net interest cost within interest expense in the consolidated statements of income. The projected benefit obligation recognized in the consolidated statement of financial position represents the present value of the defined benefit obligation as of the end of each reporting period. Certain subsidiaries of the Company have established plan assets for the payment of pension benefits and seniority premiums through irrevocable trusts of which the employees are named as beneficiaries, which serve to decrease the funded status of such plans’ related obligations.

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

A settlement occurs when an employer enters into a transaction that eliminates all further legal of constructive obligations or part or all of the benefits provided under a defined benefit plan. A curtailment arises from an isolated event such as closing of a plant, discontinuance of an operation or termination or suspension of a plan. Gains or losses on the settlement or curtailment of a defined benefit plan are recognized when the settlement or curtailment occurs.

.3.21 Revenue recognition

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

Rendering of services and other

Revenue arising from services relating to sales of waste material and packing of raw materials are recognized in the other operating income caption in the consolidated income statement.

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

Interest income revenue arising from the use by others of entity’s assets yielding interest is recognized once all the following conditions are satisfied:

•	It is probable that the economic benefits associated with the transaction will flow to the entity; and

•	The amount of the revenue can be measured reliably.

For all financial instruments measured at amortized cost and interest bearing financial assets classified as available-for- sale, interest income or expense is recorded using the effective interest rate (“EIR”), which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. The related interest income is included in the consolidated income statements.

3.22 Administrative and selling expenses

Administrative expenses include labor costs (salaries and other benefits, including employee profit sharing “PTU” of employees not directly involved in the sale of the Company’s products), as well as professional service fees, the depreciation of office facilities, amortization of capitalized information technology system implementation costs and any other similar costs.

Selling expenses include:

•	Distribution: labor costs (salaries and other related benefits), outbound freight costs, warehousing costs of finished products, depreciation of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2017, 2016 and 2015, these distribution costs amounted to Ps. 25,041, Ps. 20,250 and Ps. 20,205, respectively;

•	Sales: labor costs (salaries and other benefits including PTU) and sales commissions paid to sales personnel;

•	Marketing: promotional expenses and advertising costs.

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

3.23 Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes are charged to consolidated income statements as they are incurred, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

3.23.1 Current income taxes

Income taxes are recorded in the results of the year they are incurred.

3.23.2 Deferred income taxes

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, including tax loss carryforwards and certain tax credits, to the extent that it is probable that future taxable profits, reversal of existing taxable temporary differences and future tax planning strategies will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In the case of Brazil, where certain goodwill amounts are at times deductible for tax purposes, the Company recognizes in connection with the acquisition accounting a deferred tax asset for the tax effect of the excess of the tax basis over the related carrying value.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

In Mexico, the income tax rate is 30% for 2017, 2016 and 2015. As a result of the Mexican Tax Reform discussed below, it will also be 30% for 2018

3.24 Share-based payments transactions

Senior executives of the Company receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments. The equity instruments are granted and then held by a trust controlled by FEMSA. They are accounted for as equity settled transactions. The award of equity instruments is granted for a fixed monetary value.

Share-based payments to employees are measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the share-based payments is expensed and recognized based on the graded vesting method over the vesting period.

3.25 Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its shares. As described in Note 22, the Company has potentially dilutive shares and therefore presents its basic and diluted earnings per share. Basic EPS is calculated by dividing the net income attributable to controlling interest by the weighted average number of shares outstanding during the period adjusted for the weighted average of own shares purchased in the year. Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

3.26 Issuance of stock

The Company recognizes the issuance of own stock as an equity transaction. The difference between the book value of the shares issued and the amount contributed by the non-controlling interest holder or third party is recorded as additional paid-in capital.

Note 4. Mergers and Acquisitions

4.1 Mergers and Acquisitions

The Company has consummated certain business mergers and acquisitions during 2017 and 2016, that were recorded using the acquisition method of accounting. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the respective business, as disclosed below. Therefore, the consolidated statements of income and the consolidated statements of financial position in the years of such acquisitions are not comparable with previous periods. The consolidated statements of cash flows for the years ended December 31, 2017 and 2016 show the merged and acquired operations net of the cash acquired in those mergers and acquisitions. For the years ended December 31, 2015, the Company did not have any acquisitions or mergers.

While all of the acquired companies disclosed below are bottlers of Coca-Cola trademarked beverages, such acquired entities were not under common ownership or control prior to the acquisition.

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

On the same date Spal additionally paid Ps. 4,124 (R$688) in cash, of which in a subsequent and separate transaction the sellers commited to capitalize for an amount of Ps. 4,082 into Coca-Cola FEMSA in exchange for approximately 27.9 million KOF series L shares at an implicit value of Ps. 146.27. In May 4, 2017, the Company merger with POA Eagle, S.A. de C.V., a Mexican company 100% owned by the sellers of Vonpar in Brazil, as per the announcement made on September 23, 2016. As a result of this merger, POA Eagle, S.A. de C.V. shareholders received 27.9 million newly issued KOF series L shares in exchange for cash accounts of POA Eagle,S.A. de C.V. for an amount of $4,082 million mexican pesos.

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

The fair value of Vonpar’s net assets acquired is as follows:

	Final
Total current assets, including cash acquired of Ps. 1,287	Ps.	4,390
Total non-current assets		11,344
Distribution rights		14,793

Total assets		30,527

Total liabilities		11,708
Net assets acquired		18,819
Goodwill		2,173

Total consideration transferred	Ps.	20,992
Amount to be paid through Promissory Notes		(6,992)
Cash acquired of Vonpar		(1,287)
Amount recognized as embedded financial instrument		485

Net cash paid		13,198

(1)	As a result of the purchase price allocation which was finalized in 2017, additional fair value adjustments from those recognized in 2016 have been recognized as follow: Total non-current assets amounted of Ps. 490, distribution rights of Ps. 5,192 and goodwill of Ps. (6,168).

The Company expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been allocated to the Company´s cash generating unit in Brazil. The goodwill recognized and expected to be deductible for income tax purposes according to Brazil tax law, is Ps. 1,667.

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

4.1.2 Acquisition of Philippines

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

The Company fair value of CCFPI net assets acquired to the date of acquisition (February 2017) is as follows:

Total current assets, including cash acquired of Ps. 4,038	Ps.	9,645
Total non-current assets		18,909
Distribution rights		4,144

Total assets		32,698
Total liabilities		(10,101)

Net assets acquired		22,597
Net assets acquired attributable to the parent company (51%)		11,524
Non-controlling interest (49%)		(11,073)

Fair value of the equity of CCFPI at the acquisition date		22,110

Carrying value of CCFPI investment derecognized		11,690

Loss as a result of remeasuring to fair value the equity interest		(166)
Gain on recyclingof other comprehensive income –translation effects		2,996

Total net effect in P&L	Ps.	2,830

As a result of taking control over CCFPI, during 2017, the accumulated effect corresponding to translation adjustments recorded in the other comprehensive income for an amount of Ps. 2,996 were recognized in the income statement.

Unaudited Pro Forma Financial Data.

The following unaudited 2017 consolidated pro forma financial data represent the Company’s historical financial statements, adjusted to give effect to (i) the consolidation of Philippines, as if the consolidation had occurred on January 1, 2017; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired group of companies.

	Unaudited Pro Forma Financial Information for the year ended December 31, 2017
Total revenues	Ps.	205,436
Loss before taxes		(7,109)
Net loss		(11,559)

Selected income statement information of Philippines for the period from the acquisition date through to December 31, 2017 is as follows:

Income statement	2017
Total revenues	Ps.	20,524
Income before taxes		1,265
Net income		896

Note 5. Cash and Cash Equivalents

For the purposes of the statement of cash flows, cash includes cash on hand and in banks and cash equivalents, which are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, with a maturity date of three months or less at their acquisition date. Cash and cash equivalents at the end of the reporting period consists of the following:

	2017		2016
Cash and bank balances	Ps.	9,497	Ps.	5,429
Cash equivalents (see Note 3.5)		9,270		5,047

	Ps.	18,767	Ps.	10,476

As explained in Note 3.3, Venezuela’s operation was deconsolidated. At December 31, 2017, cash and cash equivalent balances of the Venezuela’s operations were Ps.170.

Note 6. Accounts Receivable

	2017		2016
Trade receivables	Ps.	13,131	Ps.	11,769
The Coca-Cola Company (related party) (Note 13)		2,054		1,857
Loans to employees		96		145
FEMSA and subsidiaries (related parties) (Note 13)		402		549
Other related parties (Note 13)		317		368
Shareholders Vonpar (Note 13)		1,219		—
Other		825		768
Allowance for doubtful accounts on trade receivables		(468)		(451)

	Ps.	17,576	Ps.	15,005

Coca-Cola FEMSA has accounts receivable from The Coca-Cola Company primarily arising from the latter’s participation in advertising and promotional programs and investment in refrigeration equipment and returnable bottles made by Coca-Cola FEMSA.

During 2017, the Company took advantage of a Brazilian tax amnesty program. The settlement of certain outstanding matters under that amnesty program generated a benefit of Ps. 1,874 such benefit has been offset against the corresponding indemnifiable assets.

6.1 Trade receivables

Trade receivable representing rights arising from sales and loans to employees or any other similar concept, are presented net of discounts and the allowance for doubtful accounts.

The carrying value of accounts receivable approximates its fair value as of December 31, 2017 and 2016.

Aging for trade receivables past due but not impaired	2017		2016
60-90 days	Ps.	89	Ps.	142
90-120 days		40		5
120 + days		5		25

Total	Ps.	134	Ps.	172

6.2 Changes in the allowance for doubtful accounts

	2017		2016		2015
Balance at beginning of the year	Ps.	451	Ps.	283	Ps.	367
Allowance for the year		40		6		52
Charges and write-offs of uncollectible accounts		(62)		(3)		(62)
Added in business combinations		86		94		—
Effects of changes in foreign exchange rates		(45)		71		(74)
Effect Venezuela (Note 3.3)		(2)		—		—

Balance at end of the year	Ps.	468	Ps.	451	Ps.	283

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the customer base being large and dispersed.

Aging of impaired trade receivables	2017		2016
60-90 days	Ps.	5	Ps.	6
90-120 days		14		13
120+ days		451		432
Effect of Venezuela (Note 3.3)		(2)		—

Total	Ps.	468	Ps.	451

6.3 Payments from The Coca-Cola Company:

The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Company’s refrigeration equipment and returnable bottles investment program. Contributions received by the Company for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the carrying amount of refrigeration equipment and returnable bottles items. For the years ended December 31, 2017, 2016 and 2015 contributions due were Ps. 4,023, Ps. 4,518 and Ps. 3,749, respectively.

Note 7. Inventories

	2017		2016
Finished products	Ps.	3,691	Ps.	3,209
Raw materials		4,092		3,974
Non strategic spare parts		1,838		2,113
Inventories in transit		1,208		1,207
Packing materials		490		171
Other		45		70

	Ps.	11,364	Ps.	10,744

For the years ended at 2017, 2016 and 2015, the Company recognized write-downs of its inventories for Ps. 185, Ps. 301 and Ps. 199, respectively to net realizable value.

For the years ended at 2017, 2016 and 2015, changes in inventories are comprised as follows and included in the consolidated income statement under the cost of goods sold caption:

	2017		2016		2015
Changes in inventories of finished goods and work in progress	Ps.	21,412	Ps.	18,154	Ps.	20,053
Raw materials and consumables used		80,318		62,534		51,904

Total	Ps.	101,730	Ps.	80,688	Ps.	71,957

Note 8. Other Current Assets and Other Current Financial Assets

8.1 Other Current Assets:

	2017		2016
Prepaid expenses	Ps.	1,849	Ps.	3,144
Agreements with customers		192		179
Other		—		21

	Ps.	2,041	Ps.	3,344

Prepaid expenses as of December 31, 2017 and 2016 are as follows:

	2017		2016
Advances for inventories	Ps.	1,243	Ps.	2,704
Advertising and promotional expenses paid in advance		367		141
Advances to service suppliers		142		227
Prepaid insurance		39		49
Others		58		23

	Ps.	1,849	Ps.	3,144

Advertising and promotional expenses was recorded in the consolidated income statements for the years ended December 31, 2017, 2016 and 2015 amounted to Ps. 4,504, Ps. 5,030 and Ps. 3,447, respectively.

8.2 Other Current Financial Assets:

	2017		2016
Restricted cash	Ps.	504	Ps.	774
Derivative financial instruments (See Note 19)		233		737

	Ps.	737	Ps.	1,511

As of December 31, 2017 and 2016, restricted cash were in the following currencies:

	2017		2016
Venezuelan bolivars	Ps.	—	Ps.	183
Brazilian reais		65		73
Colombian pesos		439		518

Total restricted cash	Ps.	504	Ps.	774

Restricted cash in Brazil relates to short term deposits in order to fulfill the collateral requirements for accounts payable.

During 2016 due to a jurisdictional order with the municipal sewage system services, the Colombian authorities withheld all the cash that Company has in some specific bank account, such amount was reclassified as a restricted cash according with Company’s accounting policy pending resolution of the order.

Note 9. Investments in Other Entities

As of December 31, 2017 and 2016 the investment in other entities is integrated as follows:

	2017		2016
Investment in Associates and Joint Ventures	Ps.	11,501	Ps.	22,357
Venezuela Investment		1,039		—

	Ps.	12,540	Ps.	22,357

Effective December 31, 2017, the Company determined that deteriorating conditions in Venezuela had led the Company to not longer meet the accounting criteria to consolidate its Venezuelan operation, the impacts of such deconsolidation are discussed on Note 3.3 above.

Details of the investment in associates and joint ventures are accounted for under the equity method at the end of the reporting period as follows:

			Ownership Percentage		Carrying Amount
Investee	Principal Activity	Place of Incorporation	2017	2016	2017	2016
Joint ventures:
Compañía Panameña de Bebidas, S.A.P.I. de C.V.	Beverages	Mexico	50.0%	50.0%	Ps.2,036	Ps.1,911
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	50.0%	50.0%	153	145
Estancia Hidromineral Itabirito, LTDA	Bottling and Distribution	Brazil	50.0%	50.0%	—	96
Fountain Agua Mineral, LTDA	Beverages	Brazil	50.0%	50.0%	784	765
Coca-Cola FEMSA Philippines, Inc.	Bottling	Philippines	—	51.0%	—	11,460
Associates:
Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”) (1)	Sugar production	Mexico	36.4%	36.4%	2,933	2,657
Jugos del Valle, S.A.P.I. de C.V. (1)	Beverages	Mexico	26.3%	26.3%	1,560	1,574
Leao Alimentos e Bebidas, LTDA (1)	Beverages	Brazil	24.4%	27.7%	3,001	3,282
UBI 3 Participacoes, LTDA(1)	Beverages	Brazil	26%	—	391	—
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1)	Caned bottling	Mexico	26.5%	26.5%	177	177
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”) (1)	Recycling	Mexico	35.0%	35.0%	121	100
KSP Participacoes, LTDA (1)	Beverages	Brazil	38.7%	38.7%	117	126
Other	Various	Various	Various	Various	228	64

					Ps.11,501	Ps.22,357

Accounting method:

(1)	The Company has significant influence due to the fact that it has power to participate in the financial and operating policy decisions of the investee.

During 2017 the Company received dividends from Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) and Promotora Mexicana de Embotelladores, S.A. de C.V. in the amount of Ps. 16 and Ps. 17.

During 2017 the Company made capital contributions to Compañía Panameña de Bebidas, S.A.P.I. de C.V. and Promotora Industrial Azucarera, S.A. de C.V. in the amounts of Ps. 349 and Ps. 182, respectively, there were no changes in the ownership percentage as a result of capital contributions made by the other shareholders. On June 25, 2017, the Company through its Brazilian subsidiary Spal Industria Brasileira de Bebidas, S.A. sold 3.05% of their participation in Leao Alimentos e Bebidas, LTDA for an amount of Ps. 198.

On March 28, 2017 as part of AdeS acquisition the Company acquired an indirect participacion in equity method investees in Brazil and Argentina for an aggregate amount of Ps.587. During 2017, Itabirito merged with Spal this transaction did not generated any cash flow.

As mentioned in Note 4, on December 6, 2016 the Company through its subsidiary Spal completed the acquisition of 100% of Vonpar. As part of this acquisition Spal increase its equity interest by 3.36% in Leao Alimentos e Bebidas, LTDA.

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

As disclosed in Note 4.1.2, commencing on February 1, 2017, the Company started consolidating CCFPI’s financial results in its financial statements.

For the years ended December 31, 2017, 2016 and 2015 the equity method recognized for associates was Ps. 235, Ps. 31 and Ps. 185, respectively.

For the years ended December 31, 2017, 2016 and 2015 the equity method recognized for joint ventures was Ps. (175), Ps. 116 and Ps. (30), respectively.

Note 10. Property, Plant and Equipment, net

Cost	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles		Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Cost as of January 1, 2015	Ps.4,694	Ps.12,550	Ps.30,827	Ps.14,127	Ps.	9,402	Ps.6,485	Ps.607	Ps.1,062	Ps.79,754,
Additions	358	1,201	1,121	1,175		1,655	4,524	—	511	10,545
Transfer of completed projects in progress	59	1,289	3,111	1,168		662	(6,338)	49	—	—
Disposals	(54)	(46)	(1,284)	(972)		(103)	—	(47)	(39)	(2,545)
Effects of changes in foreign exchange rates	(595)	(1,352)	(4,051)	(1,217)		(266)	(1,007)	(13)	(848)	(9,349)
Changes in value on the recognition of inflation effects	245	503	964	295		301	91	—	229	2,628
Capitalization of borrowing costs	—	—	—	—		—	57	—	—	57

Cost as of December 31, 2015	Ps.4,707	Ps.14,145	Ps.30,688	Ps.14,576		Ps.11,651	Ps.3,812	Ps.596	Ps.915	Ps.81,090

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2016	Ps.	4,707	Ps.	14,145	Ps.	30,688	Ps.	14,576	Ps.	11,651	Ps.	3,812	Ps.	596	Ps.	915	Ps.	81,090
Additions		7		204		1,415		337		2,236		5,737		4		367		10,307
Additions from business combinations		—		517		864		105		23		—		4		—		1,513
Transfer of completed projects in progress		46		1,031		2,403		1,978		779		(6,265)		28		—		—
Disposals		(43)		(17)		(1,647)		(574)		(139)		—		(43)		(18)		(2,481)
Effects of changes in foreign exchange rates		252		2,575		4,719		1,953		1,271		546		56		(132)		11,240
Changes in value on the recognition of inflation effects		853		1,470		2,710		851		122		415		—		942		7,363
Capitalization of borrowing costs		—		—		61		—		—		(37)		—		—		24

Cost as of December 31, 2016	Ps.	5,822	Ps.	19,925	Ps.	41,213	Ps.	19,226	Ps.	15,943	Ps.	4,208	Ps.	645	Ps.	2,074	Ps.	109,056

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2017	Ps.	5,822	Ps.	19,925	Ps.	41,213	Ps.	19,226	Ps.	15,943	Ps.	4,208	Ps.	645	Ps.	2,074	Ps.	109,056
Additions		110		775		275		758		3,202		5,762		11		176		11,069
Additions from business combinations		5,115		1,691		5,905		482		3,323		820		146		—		17,482
Transfer of completed projects in progress		5		653		2,964		1,968		558		(6,174)		28		(2)		—
Disposals		(115)		(527)		(1,227)		(800)		(193)		—		(3)		(11)		(2,876)
Effects of changes in foreign exchange rates		(1,046)		(1,993)		(2,740)		(1,523)		(1,216)		(747)		(52)		(1,233)		(10,550)
Changes in value on the recognition of inflation effects		518		1,022		2,056		689		(2)		226		—		638		5,147
Effects Venezuela (Note 3.3)		(544)		(817)		(1,300)		(717)		(83)		(221)		—		(646)		(4,328)

Cost as of December 31, 2017	Ps.	9,865	Ps.	20,729	Ps.	47,146	Ps.	20,083	Ps.	21,532	Ps.	3,874	Ps.	775	Ps.	996	Ps.	125,000

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated depreciation as of January 1, 2015	Ps.	—	Ps.	(2,744)	Ps.	(13,229)	Ps.	(7,541)	Ps.	(5,205)	Ps.	—	Ps.	(122)	Ps.	(386)	Ps.	(29,227)
Depreciation for the year		—		(341)		(2,369)		(1,432)		(1,984)		—		(41)		(143)		(6,310)
Disposals		—		70		1,093		946		80		—		7		2		2,198
Effects of changes in foreign exchange rates		—		498		2,142		1,041		167		—		21		212		4,081
Changes in value on the recognition of inflation effects		—		(187)		(425)		(166)		(436)		—		—		(86)		(1,300)

Accumulated depreciation as of December 31, 2015	Ps.	—	Ps.	(2,704)	Ps.	(12,788)	Ps.	(7,152)	Ps.	(7,378)	Ps.	—	Ps.	(135)	Ps.	(401)	Ps.	(30,558)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated depreciation as of January 1, 2016	Ps.	—	Ps.	(2,704)	Ps.	(12,788)	Ps.	(7,152)	Ps.	(7,378)	Ps.	—	Ps.	(135)	Ps.	(401)	Ps.	(30,558)
Depreciation for the year		—		(455)		(2,638)		(2,008)		(2,235)		—		(43)		(200)		(7,579)
Disposals		—		11		1,210		672		227		—		8		9		2,137
Effects of changes in foreign exchange rates		—		(595)		(2,615)		(1,148)		(845)		—		(65)		39		(5,229)
Changes in value on the recognition of inflation effects		—		(592)		(1,087)		(521)		(33)		—		—		(306)		(2,539)

Accumulated depreciation as of December 31, 2016	Ps.	—	Ps.	(4,335)	Ps.	(17,918)	Ps.	(10,157)	Ps.	(10,264)	Ps.	—	Ps.	(235)	Ps.	(859)	Ps.	(43,768)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated depreciation as of January 1, 2017	Ps.	—		Ps(4,335)	Ps.	(17,918)	Ps.	(10,157)	Ps.	(10,264)	Ps.	—	Ps.	(235)	Ps.	(859)	Ps.	(43,768)
Depreciation for the year		—		(626)		(3,007)		(2,490)		(3,365)		—		(43)		(685)		(10,216)
Disposals		—		12		1,555		729		103		—		2		5		2,406
Effects of changes in foreign exchange rates		—		548		447		1,157		94		—		(54)		940		3,132
Changes in value on the recognition of inflation effects		—		(439)		(1,042)		(553)		(46)		—		—		(233)		(2,313)
Effect Venezuela		—		481		1,186		626		56		—		—		335		2,684
Impairment Venezuela		—		(257)		(841)		—		—		—		—		—		(1,098)

Accumulated depreciation as of December 31, 2017	Ps.	—	Ps.	(4,616)	Ps.	(19,620)	Ps.	(10,688)	Ps.	(13,422)	Ps.	—	Ps.	(330)	Ps.	(497)	Ps.	(49,173)

Carrying Amount	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total

As of December31, 2015	Ps.	4,707	Ps.	11,441	Ps.	17,900	Ps.	7,424	Ps.	4,273	Ps.	3,812	Ps.	461	Ps.	514	Ps.	50,532

As of December31, 2016	Ps.	5,822	Ps.	15,590	Ps.	23,295	Ps.	9,069	Ps.	5,679	Ps.	4,208	Ps.	410	Ps.	1,215	Ps.	65,288

As of December31, 2017	Ps.	9,865	Ps.	16,113	Ps.	27,526	Ps.	9,395	Ps.	8,110	Ps.	3,874	Ps.	445	Ps.	499	Ps.	75,827

During the years ended December 31, 2017, 2016 and 2015 the Company capitalized Ps. —, Ps. 61 and Ps. 57, respectively of borrowing costs in relation to Ps. —, Ps. 99 and Ps. 993 in qualifying assets. The effective interest rates used to determine the amount of borrowing costs eligible for capitalization were —%, 4.5% and 4.1% respectively.

For the years ended December 31, 2017, 2016 and 2015 interest expenses and net foreign exchange losses (gains) are analyzed as follows:

	2017		2016		2015
Interest expense and foreign exchange, net	Ps.	—	Ps.	6,149	Ps.	7,358
Amount capitalized (1)		—		69		85

Net amount in consolidated income statements	Ps.	—	Ps.	6,080	Ps.	7,273

(1)	Amount of interest capitalized in property, plant and equipment and amortized intangible assets. Commitments related to acquisitions of property, plant and equipment are disclosed in Note 24.

During the year ended December 31, 2017 and due to the economic and operational conditions worsened in Venezuela, the Company has recognized an impairment in the property plan and equipment for an amount of Ps 1,098, such charge has been recorded in other expenses line in the consolidated income statement

Note 11. Intangible Assets

	Rights to Produce and Distribute Coca-Cola trademark Products		Goodwill		Other indefinite lived intangible assets		Technology Costs and management systems		Development systems		Other amortizables		Total
Balance as of January 1, 2015	Ps.	70,263	Ps.	23,593	Ps.	139	Ps.	2,882	Ps.	1,312	Ps.	345	Ps.	98,534
Purchases		—		—		—		73		458		29		560
Transfer of completed development systems		—		—		—		1,085		(1,085)		—		—
Effect of movements in exchange rates		(4,992)		(2,556)		(19)		(218)		(2)		(44)		(7,831)
Changes in value on the recognition of inflation effects		1,121		—		—		—		—		—		1,121
Capitalization of borrowing cost		—		—		—		28		—		—		28

Cost as of December 31, 2015	Ps.	66,392	Ps.	21,037	Ps.	120	Ps.	3,850	Ps.	683	Ps.	330	Ps.	92,412

Balance as of January 1, 2016	Ps.	66,392	Ps.	21,037	Ps.	120	Ps.	3,850	Ps.	683	Ps.	330	Ps.	92,412
Purchases		—		—		—		127		609		2		738
Acquisition from business combinations		9,602		7,856		1,067		247		3		109		18,884
Transfer of completed development systems		—		—		—		304		(304)		—		—
Disposals		—		—		—		(323)		—		(2)		(325)
Effect of movements in exchange rates		8,124		4,689		61		363		(193)		36		13,080
Changes in value on the recognition of inflation effects		1,220		—		—		—		—		—		1,220
Capitalization of borrowing cost		—		—		—		11		—		—		11

Cost as of December 31, 2016	Ps.	85,338	Ps.	33,582	Ps.	1,248	Ps.	4,579	Ps.	798	Ps.	475	Ps.	126,020

Balance as of January 1, 2017	Ps.	85,338	Ps.	33,582	Ps.	1,248	Ps.	4,579	Ps.	798	Ps.	475	Ps.	126,020
Purchases		1,288		—		7		179		920		446		2,840
Acquisition from business combinations		3,874		—		—		6		—		64		3,944
		5,192		(6,168)
Transfer of completed development systems		—		—		—		412		(412)		—		—
Disposals		—		—		—		—		—		—		—
Effect of movements in exchange rates		(2,318)		(1,186)		101		(86)		(15)		(52)		(3,556)
Changes in value on the recognition of inflation effects		(727)		—		—		—		—		175		(552)
Effect Venezuela (Note 3.3)		—		—		—		—		—		(139)		(139)

Cost as of December 31, 2017	Ps.	92,647	Ps.	26,228	Ps.	1,356	Ps.	5,090	Ps.	1,291	Ps.	969	Ps.	127,581

Accumulated amortization
Balances as of January 1, 2015	Ps.	—	Ps.	—	Ps.	—	Ps.	(1,273)	Ps.	—	Ps.	(237)	Ps.	(1,510)
Amortization expense		—		—		—		(339)		—		(35)		(374)
Effect of movements in exchange rate		—		—		—		174		—		52		226

Balances as of December 31, 2015		—		—		—		(1,438)		—		(220)		(1,658)
Amortization expense		—		—		—		(427)		—		(35)		(462)
Disposals		—		—		—		249		—		—		249
Effect of movements in exchange rate		—		—		—		(148)		—		(37)		(185)

Balances as of December 31, 2016		—		—		—		(1,764)		—		(292)		(2,056)
Amortization expense		—		—		—		(605)		—		(42)		(647)
Disposals		—		—		—		—		—		—		—
Effect of movements in exchange rate		—		—		—		46		—		184		230
Effect Venezuela (Note 3.3)		—		—		—		—		—		(120)		(120)
Impairment Venezuela		(745)		—		—		—		—		—		(745)

Balances as of December 31, 2017	Ps.	(745)	Ps.	—	Ps.	—	Ps.	(2,323)	Ps.	—	Ps.	(270)	Ps.	(3,338)

Balance as of December 31, 2015	Ps.	66,392	Ps.	21,037	Ps.	120	Ps.	2,412	Ps.	683	Ps.	110	Ps.	90,754

Balance as of December 31, 2016	Ps.	85,338	Ps.	33,582	Ps.	1,248	Ps.	2,815	Ps.	798	Ps.	183	Ps.	123,964

Balance as of December 31, 2017	Ps.	91,902	Ps.	26,228	Ps.	1,356	Ps.	2,767	Ps.	1,291	Ps.	699	Ps.	124,243

During the years ended December 31, 2017, 2016 and 2015 the Company capitalized Ps. —, Ps. 8 and Ps. 28, respectively of borrowing costs in relation to Ps. —, Ps. 28 and Ps. 410 in qualifying assets. The effective interest rates used to determine the amount of borrowing costs eligible for capitalization were —%, 4.1% and 4.1%.

On March 28, 2017 the Company acquired distribution rights and other intangibles of AdeS soy-based beverages in its territories in Mexico and Colombia for an aggregate amount of Ps. 1,664. This acquisition was made to reinforce the Company’s leadership position

For the year ended December 31, 2017, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 22, Ps. 83 and Ps. 544, respectively.

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

The aggregate carrying amounts of goodwill and distribution rights allocated to each CGU are as follows:

In millions of Ps.	2017		2016
Mexico	Ps.	56,352	Ps.	55,137
Guatemala		488		499
Nicaragua		484		532
Costa Rica		1,520		1,622
Panama		1,185		1,241
Colombia		5,824		5,988
Venezuela		—		1,225
Brazil		48,345		52,609
Argentina		50		67
Philippinnes		3,882		—

Total	Ps.	118,130	Ps.	118,920

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

The estimated discount rates to perform, impairment test for each CGU consider market participants’ assumptions. Market participants were selected taking into consideration the size, operations and characteristics of the business that are similar to those of the Company.

The discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the opportunity cost to a market participant, considering the specific circumstances of the Company and its operating segments and is derived from its WACC. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Company’s investors. The cost of debt is based on the interest bearing borrowings the Company is obliged to service, which is equivalent to the cost of debt based on the conditions that would asses a creditor in the market. Segment-specific risk is incorporated by applying beta factors which are evaluated annually based on publicly available market data.

Market participant assumptions are important because, not only do they include industry data for growth rates, management also assesses how the CGU’s position, relative to its competitors, might change over the forecasted period.

The key assumptions used for the value-in-use calculations are as follows:

•	Cash flows were projected based on actual operating results and the five-year business plan. Cash flows for a further five-year were forecasted maintaining the same stable growth and margins per country of the last year base. The Company believes that this forecasted period is justified due to the non-current nature of the business and past experiences.

•	Cash flows after the first ten-year period were extrapolated using a perpetual growth rate equal to the expected annual population growth, in order to calculate the terminal recoverable amount.

•	A per CGU-specific Weighted Average Cost of Capital (“WACC”) was applied as a hurdle rate to discount cash flows to get the recoverable amount of the units; the calculation assumes, size premium adjustment.

The key assumptions by CGU for impairment test as of December 31, 2017 were as follows:

CGU	Pre-tax WACC	Post –tax WACC	Expected Annual Long- Term Inflation 2018-2027	Expected Volume Growth Rates 2018-2027
Mexico	7.3%	5.3%	3.7%	2.2%
Guatemala	13.9%	10.7%	4.7%	7.1%
Nicaragua	16.6%	10.6%	5.0%	4.9%
Costa Rica	11.5%	7.8%	3.3%	2.7%
Panama	8.3%	6.5%	2.3%	3.4%
Colombia	9.1%	6.6%	3.1%	3.2%
Brazil	9.7%	6.2%	4.1%	1.3%
Argentina	11.0%	7.3%	10.7%	3.1%
Philippinnes	9.7%	5.9%	3.6%	3.4%

The key assumptions by CGU for impairment test as of December 31, 2016 were as follows:

CGU	Pre-tax WACC	Post –tax WACC	Expected Annual Long- Term Inflation 2017-2026	Expected Volume Growth Rates 2017-2026
Mexico	6.8%	6.3%	3.7%	1.2%
Guatemala	9.9%	9.5%	5.0%	13.2%
Nicaragua	10.6%	10.1%	4.2%	5.7%
Costa Rica	8.4%	8.3%	4.4%	4.7%
Panama	7.8%	7.4%	3.0%	4.9%
Colombia	7.9%	7.5%	3.2%	4.0%
Venezuela	17.5%	17.0%	117.3%	1.0%
Brazil	8.7%	8.1%	4.4%	2.9%
Argentina	9.1%	8.5%	12.2%	4.1%

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). The Company consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

During the year ended December 31, 2017 and due to the economic and operational conditions worsened in Venezuela, the Company has recognized an impairment of the distribution rights in such country for an amount of Ps 745, such charge has been recorded in other expenses line in the consolidated income statement

Sensitivity to Changes in Assumptions

At December 31, 2017 the Company performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of a 100 basis points and concluded that no impairment would be recorded.

CGU	Change in WACC	Change in Volume Growth CAGR(1)	Effect on Valuation
Mexico	+0.16%	-1.0%	Passes by 5.2x
Guatemala	+1.52%	-1.0%	Passes by 7.4x
Nicaragua	+4.27%	-1.0%	Passes by 3.1x
Costa Rica	+0.64%	-1.0%	Passes by 2.3x
Panama	+0.12%	-1.0%	Passes by 12.1x
Colombia	+0.19%	-1.0%	Passes by 2.5x
Brazil	+0.26%	-1.0%	Passes by 3.6x
Argentina	+4.39%	-1.0%	Passes by 299x
Philipinnes	+0.46%	-1.0%	Passes by 2.1x

(1)	Compound Annual Growth Rate (CAGR)

Note 12. Other non-current assets and other non-current financial assets

12.1 Other Non-Current Assets:

	2017		2016
Non-current prepaid advertising expenses	Ps.	376	Ps.	392
Guarantee deposits (1)		1,835		1,829
Prepaid bonuses		195		150
Advances to acquire property, plant and equipment		266		173
Shared based payment		151		168
Indemnifiable contingencies from business combinations (2)		4,510		8,081
Recoverable tax added in business combinations		459		488
Other		329		199

	Ps.	8,121	Ps.	11,480

(1)	As it is customary in Brazil, the Company is required to collaterize tax, legal and labor contingencies by guarantee deposits.

(2)	Corresponds to indemnifiable assets that are warranted by former Vonpar owners as per the share purchase agreement.

12.2 Other Non-Current Financial Assets:

	2017		2016
Other non-current financial assets	Ps.	322	Ps.	118
Derivative financial instruments (See Note 19)		955		4,615

	Ps.	1,277	Ps.	4,733

As of December 31, 2017 and 2016 there are no significant variances between the fair value and the carrying value of long term receivables. The fair value is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for receivable of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy.

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

The consolidated statements of financial position and consolidated statements of income include the following balances and transactions with related parties and affiliated companies:

	2017		2016
Balances:
Assets (current included in accounts receivable)
Due from FEMSA and Subsidiaries (see Note 6) (1) (4)	Ps.	402	Ps.	549
Due from The Coca-Cola Company (see Note 6) (1) (4)		2,054		1,857
Due from Heineken Group (1)		290		304
Other receivables (1)		27		64
Shareholders Vonpar (see Note 6)		1,219		—

	Ps.	3,992	Ps.	2,774

	2017		2016
Liabilities (current included in suppliers and other liabilities and loans)
Due to FEMSA and Subsidiaries (3) (4)	Ps.	1,038	Ps.	905
Due to The Coca-Cola Company (2) (3) (4)		3,731		4,454
Due to Heineken Group(3)		1,348		1,414
Other payables (3)		330		654

	Ps.	6,447	Ps.	7,427

(1)	Presented within accounts receivable.
(2)	Recorded within bank loans.
(3)	Recorded within accounts payable and suppliers.
(4)	Parent

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2017 and 2016, there was no expense resulting from the uncollectibility of balances due from related parties.

Details of transactions between the Company and other related parties are disclosed as follows:

Transactions	2017		2016		2015
Income:
Sales to affiliated parties	Ps.	4,761	Ps.	4,274	Ps.	3,803
Interest income received from Compañía Panameña de Bebidas, S.A.P.I. de C.V.		—		1		—
Interest income received from BBVA Bancomer, S.A. de C.V.		138		17		13
Expenses:
Purchases and other expenses of FEMSA		7,773		8,328		7,720
Purchases of concentrate from The Coca-Cola Company		33,898		38,146		27,330
Purchases of raw material, beer and operating expenses from Heineken		13,608		8,823		6,944
Advertisement expense paid to The Coca-Cola Company		1,392		2,354		1,316
Purchases from Jugos del Valle		2,604		2,428		2,135
Purchase of sugar to Promotora Industrial Azucarera, S.A. de C.V.		1,885		1,765		1,236
Purchase of sugar from Beta San Miguel		1,827		1,349		1,264
Purchase of sugar, cans and aluminum lids to Promotora Mexicana de Embotelladores, S.A. de C.V.		839		759		587
Purchase of canned products to Industria Envasadora de Queretaro, S.A. de C.V..		804		798		731
Purchase of inventories to Leao Alimentos e Bebidas, LTDA		4,010		3,448		3,359
Purchase of resin from Industria Mexicana de Reciclaje, S.A. de C.V.		267		265		220
Donations to Instituto Tecnologico y de Estudios Superiores de Monterrey, A.C. (1) (2)		47		1		—
Donations to Fundación Femsa, A.C.		2		92		—
Interest expense paid to The Coca-Cola Company		11		—		1
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B. (1)		—		1		22
Other expenses with related parties		202		185		24

(1)	One or more members of the Board of Directors or senior management of the Company are also members of the Board of Directors or senior management of the counterparties to these transactions.
(2)	47 Million MXN of donations to ITESM was made through Fundacion FEMSA as intermediary.

The benefits and aggregate compensation paid to executive officers and senior management of the Company, recognized as an expense during the reporting period were as follows:

	2017		2016		2015
Current employee benefits	Ps.	621	Ps.	652	Ps.	552
Termination benefits		27		154		32
Shared based payments		316		258		138

Note 14. Balances and Transactions in Foreign Currencies

Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different from the functional currency of the Company. As of December 31, 2017 and 2016, assets and liabilities denominated in foreign currencies, expressed in mexican pesos (contractual amounts) are as follows:

	Assets		Liabilities
Balances	Current	Non-current	Current	Non-current
As of December 31, 2017
U.S. dollars	5,852	—	2,783	53,093
Euros	—	—	1,547	—
As of December 31, 2016
U.S. dollars	2,097	686	3,544	66,995
Euros	—	—	19	—

As of year ended December 31, 2017, 2016 and 2015 transactions denominated in foreign currencies, expressed in mexican pesos (contractual amounts) are as follows:

Transactions	Revenues	Purchases of Raw Materials	Interest Expense	Other
Year ended December 31, 2017 U.S. dollars	653	13,381	2,454	1,544
Year ended December 31, 2017 Euros	—	18	—	—
Year ended December 31, 2016 U.S. dollars	736	13,242	2,235	1,796
Year ended December 31, 2015 U.S. dollars	569	11,458	1,965	1,301

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

During 2016, the Company settled its pension plan in Colombia consequently recognized the corresponding effects of the settlement as disclosed below. The settlement of the complementary pension plan was only for certain executive employess.

15.1 Assumptions

The Company annually evaluates the reasonableness of the assumptions used in its labor liability for post-employment and other non-current employee benefits computations. In Mexico, actuarial calculations for pension and retirement plans and seniority premiums, as well as the associated cost for the period, were determined using the following long-term assumptions:

Mexico	2017		2016		2015
Financial:
Discount rate used to calculate the defined benefit obligation	7.60%		7.60%		7.00%
Salary increase	4.60%		4.50%		4.50%
Future pension increases	3.50%		3.50%		3.50%
Biometric:
Mortality	EMSSA 2009	(1)	EMSSA 2009	(1)	EMSSA 2009	(1)
Disability	IMSS-97	(2)	IMSS-97	(2)	IMSS-97	(2)
Normal retirement age	60 years		60 years		60 years
Rest of employee turnover	BMAR2007	(3)	BMAR2007	(3)	BMAR2007	(3)

(1)	EMSSA. Mexican Experience of Social Security (for its initials in Spanish)
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social (for its initials in Spanish)
(3)	BMAR. Actuary experience

In Mexico the methodology used to determine the discount rate was the yield or Internal Rate of Return (“IRR”) which involves a yield curve. In this case, the expected rates of each period were taken from a yield curve of the Mexican Federal Government Treasury Bond (known as CETES in Mexico) because there is no deep market in high quality corporate obligations in Mexico.

In Mexico upon retirement, the Company purchases an annuity for senior executives, which will be paid according to the option chosen by the employee.

Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans	Seniority Premiums
2018	324	22
2019	160	21
2020	243	21
2021	169	21
2022	170	23
2023 to 2027	1,639	139

15.2 Balances of the liabilities for post-employment and other non-current employee benefits

	2017		2016
Pension and Retirement Plans:
Vested benefit obligation	Ps.	389	Ps.	656
Non-vested benefit obligation		1,398		1,318

Accumulated benefit obligation		1,787		1,974
Excess of projected defined benefit obligation over accumulated benefit obligation		2,582		941

Defined benefit obligation		4,369		2,915
Pension plan funds at fair value		(1,692)		(910)

Net defined benefit liability	Ps.	2,677	Ps.	2,005

Seniority Premiums:
Vested benefit obligation	Ps.	36	Ps.	18
Non-vested benefit obligation		267		175

Accumulated benefit obligation		303		193
Excess of projected defined benefit obligation over accumulated benefit obligation		158		223

Defined benefit obligation		461		416
Seniority premium plan funds at fair value		(109)		(102)

Net defined benefit liability	Ps.	352	Ps.	314

Total post-employment and other non-current employee benefits	Ps.	3,029	Ps.	2,319

15.3 Trust assets

Trust assets consist of fixed and variable return financial instruments recorded at market value, which are invested as follows:

Type of instrument	2017	2016
Fixed return:
Traded securities	14%	24%
Life annuities	12%	18%
Bank instruments	6%	1%
Federal government instruments	50%	39%
Variable return:
Publicly traded shares	18%	18%

	100%	100%

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

In Mexico, the amounts and types of securities of the Company in related parties included in portfolio fund are as follows:

	2017		2016
Mexico
Portfolio:
Debt:
Grupo Televisa, S.A.B. de C.V.	Ps.	17	Ps.	17
Grupo Financiero Banorte, S.A.B. de C.V.		7		7
Grupo Industrial Bimbo, S.A.B. de C. V.		24		14
Gentera, S.A.B. de C.V.		8		8
El Puerto de Liverpool, S.A.B. de C.V.		—		5
Capital:
Fomento Económico Mexicano, S.A.B de C.V.		8		7
Gruma, S.A.B. de C.V.		3		—
Grupo Industrial Bimbo, S.A.B. de C.V.		—		6
Gentera, S.A.B. de C.V.		4		—
El Puerto de Liverpool, S.A.B. de C.V.		5		—

During the years ended December 31, 2017, 2016 and 2015, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year.

15.4 Amounts recognized in the consolidated income statements and the consolidated statements of comprehensive income

	Income statement								Acummulated OCI
2017	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps.	241	Ps.	10	Ps.	—	Ps.	159	Ps.	539
Seniority premiums		44		—		—		23		28

Total	Ps.	285	Ps.	10	Ps.	—	Ps.	182	Ps.	567

	Income statement								Acummulated OCI
2016	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps.	145	Ps.	43	Ps.	(61)	Ps.	134	Ps.	558
Seniority premiums		45		—		—		20		27

Total	Ps.	190	Ps.	43	Ps.	(61)	Ps.	154	Ps.	585

	Income statement								Acummulated OCI
2015	Current Service Cost		Past Service Cost		Gain or Loss on Settlement		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps.	142	Ps.	—	Ps.	(120)	Ps.	124	Ps.	429
Seniority premiums		45		—		(9)		20		33
Post-employment		5		—		—		9		—

Total	Ps.	192	Ps.	—	Ps.	(129)	Ps.	153	Ps.	462

For the years ended December 31, 2017, 2016 and 2015, service costs of Ps. 285, Ps. 190 and Ps. 192 have been included in the consolidated statements of income as cost of goods sold, administration and selling expenses.

Remeasurements of the net defined benefit liability recognized in other comprehensive income are as follows (amounts are net of tax):

	2017		2016		2015
Amount accumulated in other comprehensive income as of the beginning of the periods	Ps.	585	Ps.	462	Ps.	600
Recognized during the year (obligation liability and plan assets)		(169)		75		(49)
Actuarial gains and losses arising from changes in financial assumptions		165		(29)		(77)
Foreign exchange rate valuation (gain)		(14)		77		(12)

Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps.	567	Ps.	585	Ps.	462

Remeasurements of the net defined benefit liability include the following:

•	The return on plan assets, excluding amounts included in net interest expense.

•	Actuarial gains and losses arising from changes in demographic assumptions.

•	Actuarial gains and losses arising from changes in financial assumptions.

15.5 Changes in the balance of the defined benefit obligation for post-employment and other non-current employee benefits

	2017		2016		2015
Pension and Retirement Plans:
Initial balance	Ps.	2,915	Ps.	2,687	Ps.	2,701
Current service cost		241		145		142
Effect on curtailment		—		(61)		(120)
Interest expense		258		194		185
Actuarial gains or losses		190		(7)		(58)
Foreign exchange loss		(69)		141		39
Benefits paid		(385)		(192)		(202)
Acquisitions		1,209		—		—
Past service cost		10		8		—

	Ps.	4,369	Ps.	2,915	Ps.	2,687

Seniority Premiums:
Initial balance	Ps.	416	Ps.	404	Ps.	393
Current service cost		44		45		45
Effect on curtailment		—		—		(9)
Interest expense		29		27		26
Actuarial losses		12		(22)		(21)
Benefits paid		(40)		(38)		(30)

	Ps.	461	Ps.	416	Ps.	404

Post-employment:
Initial balance	Ps.	—	Ps.	135	Ps.	194
Current service cost		—		—		5
Certain liability cost		—		—		73
Interest expense		—		—		—
Reclasification to certain liability cost		—		(135)		—
Actuarial losses		—		—		—
Foreign exchange gain		—		—		(137)
Benefits paid		—		—		—

	Ps.	—	Ps.	—	Ps.	135

15.6 Changes in the balance of trust assets

	2017	2016	2015
Pension and retirement plans:
Balance at beginning of year	Ps.910	Ps.864	Ps.872
Actual return on trust assets	113	15	26
Foreign exchange gain	86	4	2
Life annuities	21	28	27
Benefits paid	(136)	(1)	(63)
Acquisitions	698	—	—

Balance at end of year	Ps.1,692	Ps.910	Ps. 864

Seniority premiums
Balance at beginning of year	Ps.102	Ps.101	Ps.92
Actual return on trust assets	7	1	9

Balance at end of year	Ps.109	Ps.102	Ps.101

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

The following table presents the impact in absolute terms of a variation of 0.5% in the assumptions on the net defined benefit liability associated with the Company’s defined benefit plans. The sensibility of this 0.5% on the significant actuarial assumptions is based on a projected long-term discount rates to Mexico and a yield curve projections of long-term sovereign bonds:

+0.5%:					Income Statement				Acummulated OCI
Discount rate used to calculate the defined benefit obligation and the netinterest on the net defined benefit liability (asset)	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	228	Ps.	10	Ps.	—	Ps.	157	Ps.	535
Seniority premiums		42		—		—		23		36

Total	Ps.	270	Ps.	10	Ps.	—	Ps.	180	Ps.	571

Expected salary increase	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	255	Ps.	45	Ps.	(66)	Ps.	275	Ps.	711
Seniority premiums		46		—		—		32		38

Total	Ps.	301	Ps.	45	Ps.	(66)	Ps.	307	Ps.	749

-0.5%:

Discount rate used to calculate the defined benefit obligation and the netinterest on the net defined benefit liability (asset)	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	254	Ps.	11	Ps.	—	Ps.	162	Ps.	569
Seniority premiums		46		—		—		23		40

Total	Ps.	300	Ps.	11	Ps.	—	Ps.	185	Ps.	609

Expected salary increase	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	227	Ps.	11	Ps.	—	Ps.	249	Ps.	692
Seniority premiums		41		—		—		29		44

Total	Ps.	268	Ps.	11	Ps.	—	Ps.	278	Ps.	736

15.8 Employee benefits expense

For the years ended December 31, 2017, 2016 and 2015, employee benefits expenses recognized in the consolidated income statements are as follows:

	2017		2016		2015
Included in cost of goods sold:
Wages and salaries	Ps.	4,639	Ps.	4,827	Ps.	4,106
Social security costs		1,467		1,234		799
Employee profit sharing		75		142		125
Pension and seniority premium costs (Note 15.4)		53		57		56
Share-based payment expense (Note 16.2)		6		11		4
Included in selling and distribution expenses:
Wages and salaries		12,695		13,526		11,513
Social security costs		4,456		4,571		2,911
Employee profit sharing		484		485		453
Pension and seniority premium costs (Note 15.4)		183		65		65
Share-based payment expense (Note 16.2)		7		18		6
Included in administrative expenses:
Wages and salaries		2,625		2,839		2,551
Social security costs		588		472		337
Employee profit sharing		31		56		30
Pension and seniority premium costs (Note 15.4)		56		66		66
Post-employment benefits other (Note 15.4)		312		5		5
Share-based payment expense (Note 16.2)		161		177		254

Total employee benefits expense	Ps.	27,838	Ps.	28,551	Ps.	23,281

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

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of achievement of the goals established every year. The bonuses are recorded as a part of the income statement and are paid in cash the following year. During the years ended December 31, 2017, 2016 and 2015 the bonus expense recorded amounted to Ps. 701, Ps. 706 and Ps. 549, respectively.

16.2 Share-based payment bonus plan

The Company has a stock incentive plan for the benefit of its senior executives. This plan uses as its main evaluation metric the EVA. Under the EVA stock incentive plan, eligible employees are entitled to receive a special annual bonus (fixed amount), to purchase FEMSA and Coca-Cola FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 33% per year. The 50% of Coca-Cola FEMSA’s annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options. For the years ended December 31, 2017, 2016 and 2015, no stock options have been granted to employees. Until 2015 the shares were vested ratably over a five year period. Beginning with January 1, 2016 onwards they will ratably vest over a three year period.

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

At December 31, the shares granted under the Company’s executive incentive plans are as follows:

	Number of shares
Incentive Plan	FEMSA	KOF	Vesting period
2013	539,020	370,200	2014-2016
2014	489,345	331,165	2015-2017
2015	457,925	415,375	2016-2018
2016	567,671	719,132	2017-2019
2017	326,561	369,791	2018-2020

Total	2,380,522	2,205,663

For the years ended December 31, 2017, 2016 and 2015, the total expense recognized for the period arising from share-based payment transactions, using the grant date model, was of Ps. 174, Ps. 206 and Ps. 264, respectively.

As of December 31, 2017 and 2016, the asset recorded by Coca-Cola FEMSA in its consolidated statements of financial position amounted to Ps. 151 and Ps. 168, respectively, see Note 12.

Note 17. Bank Loans and Notes Payables

In millions of mexican pesos	2018	2019	2020	2021	2022	2023 and Thereafter	Carrying Value December 31, 2017	Fair Value at December 31, 2017	Carrying Value December 31, 2016
Short-term debt:
Fixed rate debt:
Argentine pesos
Bank loans	106	—	—	—	—	—	106	107	644
Interest rate	22.40%	—	—	—	—	—	22.40%	—	31.98%
U.S. dollars				—	—	—
Bank loans	—	—	—	—	—	—	—	—	206
Interest rate	—	—	—	—	—	—	—	—	3.40%

Subtotal	106	—	—	—	—	—	106	107	850

Variable rate debt:
Colombian peso
Bank loans	1,951	—	—	—	—	—	1,951	1,949	723
Interest rate	7.28%	—	—	—	—	—	7.28%	—	9.14%

Subtotal	1,951	—	—	—	—	—	1,951	1,949	723

Short-term debt	2,057	—	—	—	—	—	2,057	2,056	1,573

Long-term debt:
Fixed rate debt:
Brazilian reais
Bank loans	319	220	152	92	78	73	934	957	508
Interest rate	5.78%	5.78%	5.78%	5.78%	5.78%	5.78%	5.78%	—	5.06%
Notes payable(2)	—	6,707	—	—	—	—	6,707	6,430	7,022
Interest rate	—	0.38%	—	—	—	—	0.38%	—	0.38%
U.S. dollars
Yankee Bond	8,774	—	9,844	—	—	29,425	48,043	51,938	61,703
Interest rate	2.38%	—	4.63%	—	—	4.43%	4.09%	—	3.78%
Notes payable
Interest rate
Colombian peso
Bank loans	728	—	—	—	—	—	728	741	758
Interest rate	9.63%	—	—	—	—	—	9.63%	—	9.63%
Mexican pesos
Senior notes	—	—	—	2,498	—	15,981	18,479	17,035	9,991
Interest rate	—	—	—	8.27%	—	6.74%	6.95%	—	6.16%

Subtotal	9,821	6,927	9,996	2,590	78	45,479	74,891	77,101	79,982

Variable rate debt:
U.S. dollars
Bank loans	—	—	—	4,032	—	—	4,032	4,313	4,218
Interest rate	—	—	—	2.12%	—	—	2.12%	—	1.60%

In millions of mexican pesos	2018	2019	2020	2021	2022	2023 and Thereafter	Carrying Value December 31, 2017	Fair Value at December 31, 2017	Carrying Value December 31, 2016
Mexican pesos
Senior notes	—	—	—	—	1,496	—	1,496	1,500	—
Interest rate	—	—	—	—	7.70%	—	7.70%	—	—
Argentine pesos
Bank Loans	—	—	—	—	—	—	—	—	40
Interest rate	—	—	—	—	—	—	—	—	27.84%
Brazilian reais
Bank Loans	283	284	229	66	7	—	869	883	1,864
Interest rate	8.50%	8.50%	8.50%	8.50%	8.50%	—	8.50%	—	5.49%
Notes payable	10	5	—	—	—	—	15	14	26
Interest rate	0.44%	0.44%	—	—	—	—	0.44%	—	0.44%
Colombian pesos
Bank Loans (3)	—	—	—	—	—	—	—	—	1,206
Interest rate	—	—	—	—	—	—	—	—	10.47%

Subtotal	293	289	229	4,098	1,503	—	6,412	6,710	7,354

Long-term debt	10,114	7,216	10,225	6,688	1,581	45,479	81,303	83,811	87,336
Current portion of long term debt	10,114	—	—	—	—	—	10,114	—	1,479

Long-term debt	—	7,216	10,225	6,688	1,581	45,479	71,189	83,811	85,857

(1)	All interest rates shown in this table are weighted average contractual annual rates.
(2)	Promissory note denominated and payable in Brazilian reais; however, it is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.
(3)	During 2017 a long term variable bank loan was refinanced for a 1-year term, therefore it was reclassified as short term variable bank loan.

For the years ended December 31, 2017, 2016 and 2015, the interest expense related to the bank loans and notes payable is comprised as follows and included in the consolidated income statement under the interest expense caption:

	2017		2016		2015
Interest on debts and borrowings	Ps.	4,369	Ps.	4,099	Ps.	3,540
Capitalized interest		—		(32)		(60)
Finance charges for employee benefits		182		154		155
Derivative instruments		4,161		3,082		2,619
Finance operating charges		97		168		83

	Ps.	8,809	Ps.	7,471	Ps.	6,337

Coca-Cola FEMSA has the following debt bonds: a) registered with the Mexican stock exchange: i) Ps. 2,500 (nominal amount) with a maturity date in 2021 and fixed interest rate of 8.27% and ii) Ps. 7,500 (nominal amount) with a maturity date in 2023 and fixed interest rate of 5.46% iii) Ps. 1,500 (nominal amount) with a maturity date in 2022 and floating interest rate of TIIE + 0.25% iv) Ps. 8,500 (nominal amount) with a maturity date in 2027 and fixed interest rate of 7.87% and b) registered with the SEC : i) Senior notes of US. $ 500 with interest at a fixed rate of 4.63% and maturity date on February 15, 2020, ii) Senior notes of US. $445 with interest at a fixed rate of 2.38% and maturity date on November 26, 2018, iii) Senior notes of US. $ 900 with interest at a fixed rate of 3.88% and maturity date on November 26, 2023 and iv) Senior notes of US. $ 600 with interest at a fixed rate of 5.25% and maturity date on November 26, 2043 all of which are guaranteed by our subsidiaries: Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.) and Yoli de Acapulco, S. de R.L. de C.V. (“Guarantors”). In Note 27 we present supplemental guarantors consolidating financial information.

In August 18th, 2017, Coca-Cola FEMSA, partially prepaid US $555 of a dollar denominated bond due in 2018, reducing the outstanding Senior note to US $445 with interest at a fix rate of 2.38%

The Company has financing from different financial institutions under agreements that stipulate different restrictions and covenants, which mainly consist of maximum levels of leverage and capitalization as well as minimum consolidated net worth and debt and interest coverage ratios. As of the date of these consolidated financial statements, the Company was in compliance with all restrictions and covenants contained in its financing agreements.

17.1 Reconciliation of liabilities arising from financing activities.

			Cash flows				Non-cash flows
	Carrying Value at December 31, 2016		Repayments		Proceeds		Foreign Exchange movement		Translation Effect		Carrying Value at December 31, 2017
Short-term bank loans	Ps.	1,573	Ps.	(1,013)	Ps.	489	Ps.	—	Ps.	1,008	Ps.	2,057
Short-term notes payable		—		—		—		—		—		—

Total short-term from financing activities	Ps.	1,573	Ps.	(1,013)	Ps.	489	Ps.	—	Ps.	1,008	Ps.	2,057

Long-term bank loans		8,594		(2,264)		1,999		190		(1,956)		6,563
Long-term notes payable		78,742		(9,832)		10,000		4,015		(8,185)		74,740

Total long-term from financing activities	Ps.	87,336	Ps.	(12,096)	Ps.	11,999	Ps.	4,205	Ps.	(10,141)	Ps.	81,303

Current portion of long-term debt (1) (2)	Ps.	1,479		—		—		—		—	Ps.	10,114

Total from financing activities	Ps.	88,909	Ps.	(13,109)	Ps.	12,488	Ps.	4,205	Ps.	(9,133)	Ps.	83,360

(1)	Current portion of long term debt at December 31, 2016 includes: a) bank loans denominated in brazilian reais for an equivalent amount in Ps. 636, b) bank loans denominated in argentine pesos for an equivalent amount in Ps. 40, c) notes payable denominated in brazilian reais for an equivalent amount in Ps. 10 and d) bank loans denominated in colombian pesos for an equivalent amount in Ps. 793.

(2)	Current portion of long term debt at December 31, 2017 includes: a) bank loans denominated in brazilian reais for an equivalent amount in Ps. 602, b) senior notes denominated in US dollars for an equivalent amount in Ps. 8,774, c) notes payable denominated in brazilian reais for an equivalent amount in Ps. 10 and d) bank loans denominated in colombian pesos for an equivalent amount in Ps. 728.

			Cash flows				Non-cash flows
	Carrying Value at December 31, 2015		Repayments		Proceeds		Foreign Exchange movement		Translation Effect		Carrying Value at December 31, 2016
Short-term bank loans	Ps.	384	Ps.	—	Ps.	851	Ps.	—	Ps.	338	Ps.	1,573
Short-term notes payable		—		—		—		—		—		—

Total short-term from financing activities	Ps.	384	Ps.	—	Ps.	851	Ps.	—	Ps.	338	Ps.	1,573

Long-term bank loans		2,068		(1,988)		141		(50)		8,423		8,594
Long-term notes payable		63,818		(2,500)		7,048		10,346		30		78,742
Long-term lease liabilities		460		(460)		—		—		—		—

Total long-term from financing activities	Ps.	66,346	Ps.	(4,948)	Ps.	7,189	Ps.	10,296	Ps.	8,453	Ps.	87,336

Current portion of long-term debt (1) (2)	Ps.	3,086		—		—		—		—	Ps.	1,479

Total from financing activities	Ps.	66,730	Ps.	(4,948)	Ps.	8,040	Ps.	10,296	Ps.	8,791	Ps.	88,909

(1)	Current portion of long term debt at december 31, 2015 includes: a) bank loans denominated in brazilian reais for an equivalent amount in Ps. 177, b) bank loans denominated in argentine pesos for an equivalent amount in Ps. 100, c) leases denominated in brazilian reais for an equivalent amount in Ps. 67, d) bank loans denominated in colombian pesos for an equivalent amount in Ps. 246 and e) senior notes denominated in Ps. 2,496.
(2)	Current portion of long term debt at December 31, 2016 includes: a) bank loans denominated in brazilian reais for an equivalent amount in Ps. 636, b) bank loans denominated in argentine pesos for an equivalent amount in Ps. 40, c) notes payable denominated in brazilian reais for an equivalent amount in Ps. 10 and d) bank loans denominated in colombian pesos for an equivalent amount in Ps. 793.

Note 18. Other Income and Expenses

	2017		2016		2015
Other income:
Gain on sale of long-lived assets	Ps.	322	Ps.	324	Ps.	233
Cancellation of contingencies		268		329		255
Tax Recovery from previous year		597		603		20
Philippines consolidation impact (Note 4)		2,996		—		—
Other		188		25		112

	Ps.	4,371	Ps.	1,281	Ps.	620

Other expenses:
Provisions for contingencies	Ps.	943	Ps.	819	Ps.	334
Loss on the retirement of long-lived assets		174		321		332
Loss on sale of long-lived assets		368		358		16
Non-income taxes from Colombia		—		48		55
Severance payments		302		13		285
Donations		83		54		221
Foreign exchange losses related to operating activities		2,646		2,799		871
Venezuela impact (Note 3.3)		28,176		—		—
Other		340		681		254
		Ps.33,032	Ps.	5,093	Ps.	2,368

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

The Company measures the fair value of its financial assets and liabilities classified as level 1 and 2, applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2017 and 2016:

	2017				2016
	Level 1		Level 2		Level 1		Level 2
Derivative financial instruments asset	Ps.	22	Ps.	1,183	Ps.	375	Ps.	4,977
Derivative financial instruments liability		26		4,468		—		5,680
Trust assets of labor obligations		1,801		—		1,012		—

19.1 Total debt

The fair value of bank loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2017 and 2016, which is considered to be level 1 in the fair value hierarchy (See Note 17).

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

Net changes in the fair value of forward agreements that do not meet hedging criteria for hedge accounting are recorded in the consolidated income statements under the caption “market value gain on financial instruments”.

At December 31, 2017, the Company has the following outstanding forward agreements to purchase foreign currency:

			Fair Value
	Notional Amount		(Liability)		Asset
Maturity Date			Dec. 31, 2017
2018	Ps.	6,882	Ps.	(22)	Ps.	190

At December 31, 2016, the Company had the following outstanding forward agreements to purchase foreign currency:

			Fair Value
	Notional Amount		(Liability)		Asset
Maturity Date			Dec. 31, 2016
2017	Ps.	6,559	Ps.	(194)	Ps.	362

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

These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value which is determined based on prevailing market exchange rates to terminate the contracts at the end of the period. Changes in the fair value of these options, corresponding to the intrinsic value, are initially recorded as part of “cumulative other comprehensive income”. Changes in the fair value, corresponding to the extrinsic value, are recorded in the consolidated income statements under the caption “market value gain on financial instruments,” as part of the consolidated net income. Net gain/(loss) on expired contracts including the net premium paid, is recognized as part of cost of goods sold when the hedged item is recorded in the consolidated income statements.

At December 31, 2017, the Company paid a net premium of Ps. 7 millions for the following outstanding collar options to purchase foreign currency:

			Fair Value
	Notional Amount		(Liability)	Asset
Maturity Date			Dec. 31, 2017
2018	Ps.	266	Ps. (5)	Ps.	17

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

At December 31, 2017, the Company had the following outstanding cross currency swap agreements:

			Fair Value
	Notional		(Liability)		Asset
Maturity Date	Amount		Dec. 31, 2017
2018	Ps.	24,354	Ps.	(3,863)	Ps.	—
2019		6,263		(205)		—
2020		14,439		(163)		605
2021		4,046		—		24
2023		1,776		—		139
2027		6,907		(129)		179

At December 31, 2016, the Company had the following outstanding cross currency swap agreements:

			Fair Value
	Notional		(Liability)		Asset
Maturity Date	Amount		Dec. 31, 2016
2017	Ps.	207	Ps.	(10)	Ps.	—
2018		39,262		(4,837)		3,688
2019		7,022		(265)		—
2020		15,118		(246)		798
2021		4,236		(128)		—
2027		5,476		—		125

19.5 Interest Rate swaps

The Company has contracted a number of interest rate swaps to reduce its exposure to interest rate fluctuations associated with its debt denominated in BRL. These interest rate swaps, for accounting purposes are recorded as Fair Value Hedges and the interest rate variation is recorded in the consolidated income statement as “market value (gain) loss on financial instruments”.

At December 31, 2017, the Company had the following outstanding interest rate swap agreements:

			Fair Value
	Notional		(Liability)		Asset
Maturity Date	Amount		Dec. 31, 2017
2019	Ps.	4,024	Ps.	(32)	—
2020		3,669		(16)	—
2021		3,059		(33)	—

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

The fair value of expired or sold commodity contracts are recorded in cost of goods sold with the hedged items.

At December 31, 2017, the Company had the following sugar price contracts:

			Fair Value
	Notional		(Liaility)		Asset
Maturity Date	Amount		Dec 31, 2017
2018	Ps.	986	Ps.	(26)	Ps.	19
2019		150		—		3

At December 31, 2016, the Company had the following sugar price contracts:

			Fair Value
	Notional		Asset
Maturity Date	Amount		Dec 31, 2016
2017	Ps.	572	Ps.	370

At December 31, 2016, the Company has the following aluminum price contracts:

			Fair Value
	Notional		Asset
Maturity Date	Amount		Dec 31, 2017
2016	Ps.	74	Ps.	5

19.7 Option embedded in the Promissory Note to fund the Vonpar’s acquisition

As disclosed in Note 4.1.1, on December 6, 2016, as part of the purchase price paid for the Company’s acquisition of Vonpar, Spal issued and delivered a three-year promissory note to the sellers, for a total amount of 1,090 million Brazilian reais (approximately Ps.6,503 and Ps. 7,022 million as of December 31, 2017 and 2016, respectively). The promissory note bears interest at an annual rate of 0.375%, and is denominated and payable in Brazilian reais. The promissory note is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar. The holders of the promissory note have an option, that may be exercised prior to the scheduled maturity of the promissory note, to capitalize the mexican peso amount equivalent to the amount payable under the promissory note into a recently incorporated Mexican company which would then be merged into the Company in exchange for Series L shares at a strike price of Ps.178.5 per share. Such capitalization and issuance of new Series L shares is subject to the Company having a sufficient number of Series L shares available for issuance.

The Company uses Black & Scholes valuation technique to measure call option at fair value. The call option had an estimated fair value of Ps. 343 million at inception of the option and Ps. 242 million and 368 million as of December 31, 2017 and 2016, respectively. The option is as part of the Promisory Note disclosed in Note 17.

The Company estimates that the call option is “out of the money” as of December 31, 2017 and 2016 by approximately 30.4% and 35.9% or US$ 82 million and US$ 93 million, respectively, with respect to the strike price.

19.7 Net effects of expired contracts that met hedging criteria

Type of Derivatives	Impact in Consolidated Income Statement	2017		2016		2015
Cross-currency swaps (1) (2)	Interest expense	Ps.	2,102	Ps.	—	Ps.	2,595
Cross-currency swaps (1) (2)	Foreign exchange		—		—		(10,911)
Interest rate swaps	Interest expense		—		—		—
Option to purchase foreign currency	Cost of goods sold		—		—		(21)
Forward agreements to purchase foreign currency	Cost of goods sold		89		(45)		(523)
Commodity price contracts	Cost of goods sold		(6)		(241)		619

(1)	The amount corresponds to the settlement of cross currency swaps portfolio in Mexico presented as part of the other financial activities. and
(2)	The amount in 2015 figures corresponds to the settlement of cross currency swaps portfolio in Brazil presented as part of the other financial activities.

19.9 Net effect of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2017		2016		2015
Forward agreements to purchase foreign currency	Market value gain (loss) on financial instruments	Ps.	12	Ps.	(56)	Ps.	52
Cross-currency swaps	Market value gain (loss) on financial instruments		337		236		(20)

19.10 Net effect of expired contracts that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2017		2016		2015
Cross-currency swaps	Market value (loss) gain on financial instruments		(104)		(129)		105
Embedded derivatives	Market value gain on financial instruments	Ps.	1	Ps.	—	Ps.	5

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

The Company tracks the fair value (mark to market) of its derivative financial instruments and its possible changes using scenario analyses. The following disclosures provide a sensitivity analysis of the market risks, which the Company is exposed to as it relates to foreign exchange rates, interests rates and commodity prices, which it considers in its existing hedging strategy:

Forward Agreements to Purchase USD (MXN/USD)	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2017	(12%)	Ps.	(602)	Ps.	—
2016	(17%)		(916)		—
2015	(11%)		(197)		—

Forward Agreements to Purchase USD (BRL/USD)	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2017	(14%)	Ps.	(234)	Ps.	—
2016	(18%)		(203)		—
2015	(21%)		(387)		—

Forward Agreements to Purchase USD (COP/USD)	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2017	(9%)	Ps.	(73)	Ps.	—
2016	(18%)		(255)		—
2015	(17%)		(113)		—

Forward Agreements to Purchase USD (ARS/USD)	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2017	(10%)	Ps.	(29)	Ps.	—
2015	(36%)		(231)		—

Cross Currency Swaps (USD into MXN)	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2017	(12%)	Ps.	(3,540)	Ps.	—
2016	(17%)		(3,687)		(1,790)
2015	(11%)		—		(938)

Cross Currency Swaps (USD into BRL)	Change in U.S.$ Rate	Effect on Equity		Effect on Profit or Loss
2017	(14%)	Ps.	(7,483)	Ps.	—
2016	(18%)		(9,559)		—
2015	(21%)		(4,517)		(1,086)

Interest Rate Swaps (Float into Fix Rates)	Change in BRL Rates	Effect on Equity		Effect on Profit or Loss
2017	(100 bps )	Ps.	(234)	Ps.	—

Sugar Price Contracts	Change in Sugar price	Effect on Equity		Effect on Profit or Loss
2017	(30%)	Ps.	(32)	Ps.	—
2016	(33%)		(310)		—
2015	(31%)		(406)		—

Aluminum Price Contracts	Change in Aluminum price	Effect on Equity		Effect on Profit or Loss
2016	(16%)	Ps.	(13)	Ps.	—
2015	(18%)		(58)		—

Options to Purchase Foreign Currency (MXN/USD)	Change in U.S. $ Rate	Effect on Equity		Effect on Profit or Loss
2017	(12%)	Ps.	(24)	Ps.	—

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

The following disclosures provide a sensitivity analysis of the interest rate risks, management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to its fixed and floating rate borrowings, which considers its existing hedging strategy:

Interest Rate Risk	Change in U.S.$ Rate	Effect on (Profit) or Loss
2017	+100 bps	Ps.	(251)
2016	+100 bps	Ps.	(211)
2015	+100 bps		(175)

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

As part of the Company’s financing policy, management expects to continue financing its liquidity needs with cash from operations. Nonetheless, as a result of regulations in certain countries in which the Company operates, it may not be beneficial or, practicable to remit cash generated in local operations to fund cash requirements in other countries. In the event that cash from operations in these countries is not sufficient to fund future working capital requirements and capital expenditures, management may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. In the future management may finance our working capital and capital expenditure needs with short-term or other borrowings.

The Company’s management continuously evaluates opportunities to pursue acquisitions or engage in strategic transactions. The Company would expect to finance any significant future transactions with a combination of cash from operations, long-term indebtedness and capital stock.

See Note 17 for a disclosure of the Company’s maturity dates associated with its non-current financial liabilities as of December 31, 2017.

The following table reflects all contractually fixed and variable pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected gross cash outflows from derivative financial liabilities that are in place as of December 31, 2017.

Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on economic conditions (like interest rates and foreign exchange rates) existing at December 31, 2017.

(In millions of Ps)	2018		2019		2020		2021		2022		2023 and thereafter
Non-derivative financial liabilities:
Notes and bonds	Ps.	8,784	Ps.	6,712	Ps.	9,844	Ps.	2,498	Ps.	1,496	Ps.	45,406
Loans from banks		3,387		504		381		4,190		85		73
Derivatives financial liabilities		(3,687)		(237)		425		(9)		—		190

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

The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining a Credit Support Annex (CSA) that establishes margin requirements. As of December 31, 2017 the Company concluded that the maximum exposure to credit risk related with derivative financial instruments is not significant given the high credit rating of its counterparties.

Note 20. Non-Controlling Interest in Consolidated Subsidiaries

An analysis of Coca-Cola FEMSA’s non-controlling interest in its consolidated subsidiaries for the years ended December 31, 2017, 2016 and 2015 is as follows:

	2017		2016		2015
Mexico	Ps.	5,994	Ps.	5,879	Ps.	3,342
Colombia		23		22		12
Brazil		1,224		1,195		632
Philippines		10,900		—		—

	Ps.	18,141	Ps.	7,096	Ps.	3,986

Non-controlling interests in Mexico primarily represent the individual results of a Mexican holding company Kristine Oversease, S.A.P.I. de C.V. This entity also has non-controlling stakes in certain Brazilian subsidiaries.

As disclosed in Note 4.1.2, commencing on February 1, 2017, the Company started consolidating CCFPI’s financial results in its financial statements. Summarised financial information of CCFPI is disclose in Note 26 of the consolidated financial statements as part of the Asia Segment.

The changes in the Coca-Cola FEMSA’s non-controlling interest were as follows:

	2017	2016	2015
Balance at beginning of the year	Ps.7,096	Ps.3,986	Ps. 4,401
Efects of business combination	11,072	—	—
Net income of non controlling interest	1,148	457	94
Exchange differences on translation of foreign operations	(1,138)	1,845	(554)
Remeasurements of the net defined employee benefit liability	38	—	6
Valuation of the effective portion of derivative financial instruments, net of taxes	(74)	51	50
Increase in shares of non-controlling interest	—	826	—
Dividends paid	(1)	(69)	(11)

Balance at end of the year	Ps.18,141	Ps.7,096	Ps.3,986

Note 21. Equity

21.1 Equity accounts

As of December 31, 2017, the capital stock of Coca-Cola FEMSA is represented by 2,100,832,262 common shares, with no par value. Fixed capital stock is Ps. 934 (nominal value) and variable capital is unlimited.

The characteristics of the common shares are as follows:

•	Series “A” and series “D” shares are ordinary, have all voting rights and are subject to transfer restrictions;

•	Series “A” shares may only be acquired by Mexican individuals and may not represent less than 51% of the ordinary shares.

•	Series “D” shares have no foreign ownership restrictions and may not represent more than 49% of the ordinary shares.

•	Series “L” shares have no foreign ownership restrictions and have limited voting rights.

As of December 31, 2017, 2016 and 2015, the number of each share series representing Coca-Cola FEMSA’s capital stock is comprised as follows:

	Thousands of Shares
Series of shares	2017	2016	2015
“A”	992,078	992,078	992,078
“D”	583,546	583,546	583,546
“L”	525,208	497,298	497,298

	2,100,832	2,072,922	2,072,922

The changes in the share are as follows:

	Thousands of Shares
Series of shares	2017	2016	2015
Initial shares	2,072,922	2,072,922	2,072,922
Shares issuance (Note 4.1.1)	27,910	—	—

Final shares	2,100,832	2,072,922	2,072,922

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve amounts to 20% of capital stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company. As of December 31, 2017, 2016 and 2015, this reserve was Ps. 164.

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except for restated shareholder contributions and distributions made from net consolidated taxable income, denominated “Cuenta de Utilidad Fiscal Neta” (“CUFIN”).

Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. The Company’s balances of CUFIN amounted to Ps. 7,506, not subjected withholding tax.

For the years ended December 31, 2017, 2016 and 2015 the dividends declared and paid per share by the Company are as follows:

Series of shares	2017 (1)		2016		2015
“A”	Ps.	3,323	Ps.	3,323	Ps.	3,065
“D”		1,955		1,955		1,803
“L”		1,713		1,667		1,537

	Ps.	6,991	Ps.	6,945	Ps.	6,405

(1)	At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 14, 2017, the shareholders declared a dividend of Ps. 6,991 that was paid in May 3, 2017 and November 1, 2017. Represents a dividend of Ps. 3.35 per each ordinary share.

21.2 Capital management

The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balance in order to obtain the lowest cost of capital available. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2017 and 2016.

The Company is not subject to any externally imposed capital requirements, other than the legal reserve and debt covenants (see Note 17 and Note 21.1).

The Company’s finance committee reviews the capital structure of the Company on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. In conjunction with this objective, the Company seeks to maintain the highest credit rating both national and international, currently rated AAA and A-/A2/A- respectively, which requires us to comply, among others, to the financial metrics that each rating agency considers. For example, some rating agencies maintain a debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio lower than 2.0x. As a result, prior to entering into new business ventures, acquisitions or divestures, management evaluates the impact that these transactions can have in its credit rating.

Note 22. Earnings per Share

Basic earnings per share amounts are calculated by dividing consolidated net income for the year attributable to controlling interest by the weighted average number of shares outstanding during the period adjusted for the weighted average of own shares purchased in the period.

Diluted earnings per share amounts are calculated by dividing consolidated net income for the year attributable to equity holders of the parent by the weighted average number of shares outstanding during the period plus the weighted average number of shares for the effects of dilutive potential shares (originated by the Company’s commitment to capitalize 27.9 million KOF series L shares described in Note 4.1.1). During the years ended December 31, 2017 and 2015, the Company had no dilutive securities.

Basic and diluted earnings per share amounts are as follows:

	2017
	Per Series “A” Shares		Per Series “D” Shares		Per Series “L” Shares
Consolidated net income	Ps.	(5,503)	Ps.	(3,237)	Ps.	(2,914)

Consolidated net income attributable to equity holders of the parent		(6,046)		(3,556)		(3,200)
Weighted average number of shares for basic earnings per share (millions of shares)		992		584		515

	2016
	Per Series “A” Shares		Per Series “D” Shares		Per Series “L” Shares
Consolidated net income	Ps.	5,038	Ps.	2,963	Ps.	2,526

Consolidated net income attributable to equity holders of the parent		4,819		2,835		2,416
Weighted average number of shares for basic earnings per share (millions of shares)		992		584		497
Effect of dilution associated with commitment to deliver 27.9 million KOF L shares		—		—		2

Weighted average number of shares adjusted for the effect of dilution (Shares outstanding)		992		584		499

	2015
	Per Series “A” Shares		Per Series “D” Shares		Per Series “L” Shares
Consolidated net income	Ps.	4,943	Ps.	2,908	Ps.	2,478

Consolidated net income attributable to equity holders of the parent		5,045		2,968		2,529
Weighted average number of shares for basic earnings per share (millions of shares)		992		584		497

Note 23. Income Taxes

23.1 Income Tax

The major components of income tax expense for the years ended December 31, 2017, 2016 and 2015 are:

	2017		2016		2015
Current tax expense:
Current year	Ps.	6,317	Ps.	8,574	Ps.	6,060

Deferred tax expense:
Origination and reversal of temporary differences		(1,698)		(2,812)		721
(Benefit) utilization of tax losses recognized		(65)		(1,834)		(2,230)
Total deferred tax expense		(1,763)		(4,646)		(1,509)

Total income tax expense in consolidated net income	Ps.	4,554	Ps.	3,928	Ps.	4,551

2017	Mexico		Foreign		Total
Current tax expense:
Current year	Ps.	3,874	Ps.	2,443	Ps.	6,317

Deferred tax expense:
Origination and reversal of temporary differences		(1,798)		100		(1,698)
Benefit (utilization) of tax losses recognized		179		(244)		(65)

Total deferred tax (benefit)		(1,619)		(144)		(1,763)

Total income tax expense in consolidated net income	Ps.	2,255	Ps.	2,299	Ps.	4,554

2016	Mexico		Foreign		Total
Current tax expense:
Current year	Ps.	4,035	Ps.	4,539	Ps.	8,574

Deferred tax expense:
Origination and reversal of temporary differences		(1,117)		(1,695)		(2,812)
Benefit of tax losses recognized		(1,285)		(549)		(1,834)

Total deferred tax (benefit		(2,402)		(2,244)		(4,646)

Total income tax expense in consolidated net income	Ps.	1,633	Ps.	2,295	Ps.	3,928

2015	Mexico		Foreign		Total
Current tax expense:
Current year	Ps.	3,887	Ps.	2,173	Ps.	6,060

Deferred tax expense:
Origination and reversal of temporary differences		427		294		721
Benefit of tax losses recognized		(997)		(1,233)		(2,230)

Total deferred tax expense (benefit)		(570)		(939)		(1,509)

Total income tax expense in consolidated net income	Ps.	3,317	Ps.	1,234	Ps.	4,551

Recognized in Consolidated Statement of Other Comprehensive Income (OCI)

Income tax related to items charged or recognized directly in OCI during the year:	2017		2016		2015
Unrealized (gain) loss on cash flow hedges	Ps.	(160)	Ps.	324	Ps.	(19)
Remeasurements of the net defined benefit liability		(61)		12		32

Total income tax recognized in OCI	Ps.	(221)	Ps.	336	Ps.	13

Balance of income tax included in Accumulated Other Comprehensive Income (AOCI) as of:

Income tax related to items charged or recognized directly in OCI as of year end:	2017		2016		2015
Unrealized loss (gain) on derivative financial instruments	Ps.	59	Ps.	227	Ps.	(91)

Comprehensive income to be reclassified to profit or loss in subsequent periods		59		227		(91)

Re-measurements of the net defined benefit liability		(199)		(143)		(112)

Balance of income tax in OCI	Ps.	(140)	Ps.	84	Ps.	(203)

A reconciliation between tax expense and income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method multiplied by the Mexican domestic tax rate for the years ended December 31, 2017, 2016 and 2015 is as follows:

	2017	2016	2015
Mexican statutory income tax rate	30%	30%	30%
Income tax from prior years	4.98	1.33	0.50
Income (loss) on monetary position for subsidiaries in hyperinflationary economies	6.72	(2.20)	0.07
Annual inflation tax adjustment	(5.75)	0.15	(2.22)
Non-deductible expenses	(8.84)	2.38	2.92
Non-taxable income	1.87	(0.90)	(0.41)
Income taxed at a rate other than the Mexican statutory rate	(3.5)	2.06	0.75
Effect of restatement of tax values	8.72	(2.29)	(1.16)
Effect of change in statutory rate	0.31	—	0.11
Effect of changes in Venezuela Tax Law	—	7.74	—
Income tax credits	12.7	(7.84)	—
Effect Venezuela (Note 3.3)	(119.13)	—	—
Consolidation Profit Philippines	11.95	—	—
Tax Loss	(9.45)
Other	5.28	(2.98)	0.35

	(64.14)%	27.45%	30.91%

In 2017, the Venezuela’s deconsolidation and Phillipines consolidation impacted significantly the effective tax rate. Had those two effects would not occur effective tax rate would have been 28.12%

Deferred income tax

An analysis of the temporary differences giving rise to deferred income tax liabilities (assets) is as follows:

	Consolidated Statement of Financial Position as of				Consolidated Income Statement
Consolidated Statement of Financial Position	2017		2016		2017		2016		2015
Allowance for doubtful accounts	Ps.	(119)	Ps.	(148)	Ps.	16	Ps.	(8)	Ps.	2
Inventories		(4)		(14)		10		(163)		(15)
Prepaid expenses		17		13		5		(71)		7
Property, plant and equipment, net (1)		(244)		1,599		(2,071)		1,439		(96)
Other assets		(569)		(403)		(166)		167		41
Finite useful lived intangible assets		820		56		761		(289)		112
Indefinite lived intangible assets		2,143		1,458		743		5,280		(26)
Post-employment and other non-current employee benefits		(474)		(229)		(196)		(1)		115
Derivative financial instruments		42		86		(44)		62		22
Contingencies		(2,629)		(1,822)		(807)		(96)		(7)
Employee profit sharing payable		(159)		(166)		6		(14)		(3)
Tax loss carryforwards		(8,088)		(8,101)		(13)		(1,834)		(2,230)
Tax credits to recover (2)		(2,308)		(1,150)		(705)		(1,150)		—
Cumulative other comprehensive income		(141)		84		(224)		—		—
Deductible tax goodwill of business acquisition		—		160		(160)		(1,921)		1,378
Liabilities of amortization of goodwill of business acquisition		5,527		5,921		(394)		45		(32)
Other liabilities		(112)		(2,120)		1,476		(6,092)		(777)

Deferred tax (income)					Ps.	(1,763)	Ps.	(4,646)	Ps.	(1,509)

Deferred tax, asset	Ps.	(8,012)	Ps.	(5,981)
Deferred tax, liability		1,714		1,205

Deferred income taxes, net	Ps.	(6,298)	Ps.	(4,776)

(1)	As a result of the change of Venezuelan tax regulations, on December 31, 2016 the Company recognized a deferred tax liability for an amount of Ps. 1,107 with their corresponding impact on the income tax of the year. Such amount was derecognized during 2017 as a result of the deconsolidation of Venezuela.
(2)	Correspond to income tax credits arising from dividends received from foreign subsidiaries to be recovered within the next ten years accordingly to the Mexican Income Tax law as well as effects of the exchange of foreign currencies with Related and Non-Related Parties.

The changes in the balance of the net deferred income tax liability are as follows:

	2017		2016		2015
Balance at beginning of the year	Ps.	(4,776)	Ps.	(2,975)	Ps.	(1,871)
Deferred tax provision for the year		(1,763)		(4,381)		(1,526)
Change in the statutory rate		—		—		16
Acquisition of subsidiaries, see Note 4		(563)		150		—
Venezuela effect		261		—		—
Effects in equity:
Unrealized loss (gain) on derivative financial instruments		(160)		324		(19)
Unrealized gain on available for sale securities		—		—		—
Cumulative translation adjustment		221		1,766		350
Remeasurements of the net defined benefit liability		(61)		12		32
Inflation adjustment		543		328		43

Balance at end of the year	Ps.	(6,298)	Ps.	(4,776)	Ps.	(2,975)

The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.

The Company has determined that undistributed profits of its subsidiaries, will not be distributed in the foreseeable future. The temporary differences associated with investments in subsidiaries, associates and joint ventures, for which deferred tax liabilitiesthat have not been recognized, aggregate to December 31, 2017: Ps. 5,847 December 31, 2016: Ps. 5,136 and, December 31, 2015: Ps. 8,014.

Tax Loss Carryforwards

The subsidiaries in Mexico, Colombia and Brazil have tax loss carryforwards. Unused tax loss carryforwards, for which a deferred income tax asset has been recognized, may be recovered provided certain requirements are fulfilled. The tax losses carryforwards and their years of expiration are as follows:

	Tax Loss Carryforwards
2021	Ps.	15
2022		—
2023		—
2024		2
2025		4
2026 and thereafter		8,732
No expiration (Brazil and Colombia until 2016))		16,064

	Ps.	24,817

During 2013, the Company completed certain acquisitions in Brazil. In connection with the acquisitions in Brazil the Company recorded certain goodwill balances that are deductible for Brazilian income tax reporting purposes. The deduction of such goodwill amortization has resulted in the creation of Net Operating Losses (NOLs) in Brazil. NOLs in Brazil have no expiration, but their usage is limited to 30% of Brazilian taxable income in any given year. As of December 31, 2017 and 2016 the Company believes that it is more likely than not that it will ultimately recover such NOLs through the reversal of temporary differences and future taxable income. Accordingly, the related deferred tax assets have been fully recognized.

The changes in the balance of tax loss carryforwards are as follows:

	2017		2016		2015
Balance at beginning of the year	Ps.	24,791	Ps.	14,900	Ps.	9,400
Increase (see sources above)		3,334		5,616		7,001
Usage of tax losses		(2,723)		(4)		(37)
Effect of foreign currency exchange rates		(585)		4,279		(1,464)

Balance at end of the year	Ps.	24,817	Ps.	24,791	Ps.	14,900

There were no withholding taxes associated with the payment of dividends in 2017, 2016 or 2015 by the Company to its shareholders.

23.2 Recoverable taxes

Recoverable taxes are mainly integrated by higher provisional payments of income tax during 2017 in comparison to prior year, which will be compensated in future years.

The operations in Guatemala, Panama, Philippines and Colombia are subject to a minimum tax, which is based primary on a percentage of assets and gross margin, except in the case of Panama. Any payments are recoverable in future years, under certain conditions.

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

On April 1, 2015, the Brazilian government issued Decree No. 8.426/15 to impose, as of July 2015, PIS/COFINS (Social Contributions on Gross Revenues) of 4.65% on financial income (except for foreign exchange variations). In addition, starting in 2016, the Brazilian federal production tax rates were reduced and the federal sales tax rates were increased. These rates continued to increase in 2017. However, the Supreme Court decided in early 2017 that the value-added tax will not be used as the basis for calculating the federal sales tax, which resulted in a reduction of the federal sales tax. Nevertheless, the Supreme Court is still reviewing the appeal of the tax authorities. In 2017 the federal production and sales taxes together resulted in an average of 15.6% tax over net sales. For 2018, these taxes will continue to increase, and we expect the average of these taxes will range between 16.0% and 17.5% over the net sales.

On December 30, 2015, the Venezuelan government enacted a new package of tax reforms that became effective in January 2016. This reform mainly (i) eliminated the inflationary adjustments for the calculation of income tax as well as the new investment tax deduction, and (ii) imposed a new tax on financial transactions effective as of February 1, 2016, for entities identified as “special taxpayers,” at a rate of 0.75% over certain financial transactions, such as bank withdrawals, transfer of bonds and securities, payment of indebtedness without intervention of the financial system and debits on bank accounts for cross-border payments. Banks operating in Venezuela are required to withhold this new tax on financial transactions. Given the inherent uncertainty as to how the Venezuelan government will require that the inflationary adjustments for the calculation of income tax be applied, starting 2016 our Venezuelan subsidiary decided to recognize the effects of the elimination of such inflationary adjustments, at December 31, 2017 this balance was derecognized as a result of the deconsolidation of Venezuela.

In Guatemala the income tax rate for 2014 was 28.0% and it decreased to 25.0% for 2015.

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

On January 1, 2018, a tax reform became effective in Argentina. This reform reduced the income tax rate from 35.0% to 30.0% for 2018 and 2019, and then to 25.0% for the following years. In addition, such reform imposed a new tax on dividends paid to non-resident stockholders and resident individuals at a rate of 7.0% for 2018 and 2019, and then to 13.0% for the following years. For sales taxes in the province of Buenos Aires, the tax rate decreased from 1.75% to 1.5% in 2018; however, in the City of Buenos Aires, the tax rate increased from 1.0% to 2.0% in 2018, and will be reduced to 1.5% in 2019, 1.0% in 2020, 0.5% in 2021 and 0.0% in 2022.

On January 1, 2018, a new tax reform became effective in the Philippines. This reform mainly (i) reduced the income tax rate imposed on a majority of individuals, (ii) increased the income tax rate on net capital gains from 5.0% or 10.0%, depending on the amounts of shares sold, to a general tax rate of 15.0% on net capital gains from the sale of shares traded outside of the stock exchange by companies and individuals that are resident and non-resident, (iii) imposed an excise tax of 6.00 Philippine pesos per liter for sweetened beverages using caloric and non-caloric sweeteners, except for high fructose corn syrup (HFCS), and 12.00 Philippine pesos per liter for sweetened beverages using HFCS, (iv) imposed the obligation to issue electronic invoices and electronic sales reports, and (v) reduced the time period for keeping books and accounting records from 10 years to three years.

Note 24. Other Liabilities, Provisions and Commitments

24.1 Other current financial liabilities

	2017		2016
Sundry creditors	Ps.	593	Ps.	688
Derivative financial instruments		3,916		204

Total	Ps.	4,509	Ps.	892

24.2 Provisions and other non-current liabilities

	2017		2016
Provisions	Ps.	11,067	Ps.	13,628
Taxes payable		355		337
Other		850		1,064

Total	Ps.	12,272	Ps.	15,029

24.3 Other non-current financial liabilities

	2017		2016
Derivative financial instruments	Ps.	578	Ps.	5,476
Security deposits		591		269

Total	Ps.	1,169	Ps.	5,745

24.4 Provisions recorded in the consolidated statement of financial position

The Company has various loss contingencies, and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2017 and 2016:

	2017		2016
Taxes	Ps.	6,717	Ps.	10,223
Labor		2,365		2,356
Legal		1,985		1,049

Total	Ps.	11,067	Ps.	13,628

24.5. Changes in the balance of provisions recorded

24.5.1 Taxes

	2017		2016		2015
Balance at beginning of the year	Ps.	10,223	Ps.	1,658	Ps.	2,198
Penalties and other charges		148		173		21
New contingencies		4		3		84
Cancellation and expiration		(98)		(106)		(205)
Contingencies added in business combinations (1)		861		7,840		—
Payments		(944)		(6)		(214)
Brazil tax amnesty		(3,069)		—		—
Effect of foreign currency exchange rates		(408)		661		(226)

Balance at end of the year	Ps.	6,717	Ps.	10,223	Ps.	1,658

24.5.2 Labor

	2017		2016		2015
Balance at beginning of the year	Ps.	2,356	Ps.	1,340	Ps.	1,543
Penalties and other charges		56		203		209
New contingencies		115		211		44
Cancellation and expiration		(33)		(177)		(102)
Contingencies added in business combinations		—		500		—
Payments		(76)		(336)		(111)
Effects of foreign currency exchange rates		(52)		615		(243)
Effect Venezuela (Note 3.3)		(1)		—		—

Balance at end of the year	Ps.	2,365	Ps.	2,356	Ps.	1,340

24.5.3 Legal

	2017		2016		2015
Balance at beginning of the year	Ps.	1,049	Ps.	319	Ps.	427
Penalties and other charges		121		33		—
New contingencies		170		196		—
Cancellation and expiration		(16)		(46)		(33)
Contingencies added in business combinations		783		496		—
Payments		(80)		(81)		—
Brazil tax amnesty		7		—		—
Effects of foreign currency exchange rates		(47)		132		(75)
Effects Venezuela		(2)		—		—

Balance at end of the year	Ps.	1,985	Ps.	1,049	Ps.	319

(1)	At December 31, 2016, an amount of Ps. 7,840 correspond to tax claims with local Brazil IRS (including a contingency of Ps. 5,321 related to the deductibility of a tax goodwill balance). The remaining contingencies relates to multiple claims with loss expectations assessed by management and supported by the analysis of legal counsels as possible, the total amount of contingencies guaranteed agreements amounts to Ps. 8,081. During 2017, the Company took advantage of a Brazilian tax amnesty program. The settlement of certain outstanding matters under that amnesty program generated a benefit of Ps. 1,874 such benefit has been offset against the corresponding indemnifiable assets.

While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.

24.6 Unsettled lawsuits

The Company has entered into several proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and its subsidiaries. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. Such contingencies were classified by the Company as less than probable but not remote, the estimated amount as of December 31, 2017 of these lawsuits is Ps. 64,558, however, the Company believes that the ultimate resolution of such proceedings will not have a material effect on its consolidated financial position or result of operations.

The Company has tax contingencies, most of which are related to its Brazilian operations, amounting to approximately Ps. 51,014 with loss expectations assessed by management and supported by the analysis of legal counsel consider as possible. Among these possible contingencies, are Ps. 12,346 in various tax disputs related primarily to credits for ICMS (VAT) and Ps. 33,217 related to tax credits of IPI over raw materials acquired from Free Trade Zone Manaus. Possible claims also include Ps. 4,787 related to compensation of federal taxes not approved by the IRS (Tax authorities), and Ps. 664 related to the requirement by the Tax Authorities of State of São Paulo for ICMS (VAT), interest and penalty due to the alleged underpayment of tax arrears for the period 1994-1996. The Company is defending its position in these matters and final decision is pending in court.

In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where this subsidiary operates. The Company does not expect any material liability to arise from these contingencies.

24.7 Collateralized contingencies

As is customary in Brazil, the Company has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 9,433, Ps. 8,093 and Ps. 3,569 as of December 31, 2017, 2016 and 2015, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies.

24.8 Commitments

As of December 31, 2017, the Company has contractual commitments for operating leases for the rental of production machinery and equipment, distribution and computer equipment.

The contractual maturities of the operating leases commitments by currency, expressed in mexican pesos as of December 31, 2017, are as follows:

	Mexican pesos		U.S. dollars		Other
Not later than 1 year	Ps.	106	Ps.	103	Ps.	1
Later than 1 year and not later than 5 years		423		682		—
Later than 5 years		211		205		—

Total	Ps.	740	Ps.	990	Ps.	1

Rental expense charged to consolidated net income was Ps. 1,420, Ps. 1,232 and Ps. 1,044 for the years ended December 31, 2017, 2016 and 2015, respectively.

The Company has firm commitments for the purchase of property, plant and equipment of Ps. 933 as December 31, 2017.

Note 25. Information by segment

The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who periodically reviews financial information at the country level. Thus, each of the seperate countries in wich the Company operates is considered and operating segments, with the exception of the countries in Central America which represent a single operating segment.

The Company has aggregated operating segments into the following reporting segments for the purposes of its consolidated financial statements: (i) Mexico and Central America division (comprising the following countries: Mexico (including corporate operations), Guatemala, Nicaragua, Costa Rica and Panama), (ii) the South America division (comprising the following countries: Brazil, Argentina, Colombia and Venezuela); Venezuela operates in an economy with exchange control and hyper-inflation; and as a result, IAS 29, “Financial Reporting in Hyperinflationary Economies” does not allow its aggregation into the South America segment and (iii) the Asian division comprised of Philippines commencing on February 1, 2017, started to be consolidated in the Company’s financial statements. The Company’s results for 2017 reflect a reduction in the share of the profit of associates and joint ventures accounted for using the equity method, net of taxes, as a result of this consolidation (see note 4.1.2). As disclosed in Note 3.3 the Company deconsolidated their operations in Venezuela, consequently there will not be financial information for this segment in future financial statements.

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

Segment disclosure for the Company’s consolidated operations is as follows:

2017	Mexico and Central America(1)		South America(2)		Venezuela		Asia		Consolidated
Total revenues	Ps.	92,643	Ps.	86,608	Ps.	4,005	Ps.	20,524	Ps.	203,780
Intercompany revenue		4,661		18		—		—		4,679
Gross profit		45,106		37,756		646		8,178		91,686
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		(15,431)		8,792		(1,786)		1,265		(7,160)
Depreciation and amortization		4,801		3,442		807		1,814		10,864
Non cash items other than depreciation and amortization (3)		1,011		213		1,021		262		2,507
Equity in earnings (loss) of associated companies and joint ventures		(63)		123		—		—		60
Total assets		135,363		122,042		—		28,272		285,677
Investments in associate companies and joint ventures		7,046		4,455		—		—		11,501
Total liabilities		91,385		43,637		—		9,945		144,967
Capital expenditures, net (4)		8,231		4,686		—		1,695		14,612

2016	Mexico and Central America(1)		South America(2)		Venezuela		Consolidated
Total revenues	Ps.	87,557	Ps.	71,293	Ps.	18,868	Ps.	177,718
Intercompany revenue		4,266		3		—		4,269
Gross profit		43,569		29,263		6,830		79,662
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		8,642		4,784		882		14,308
Depreciation and amortization		4,750		3,078		838		8,666
Non cash items other than depreciation and amortization (3)		424		61		2,423		2,908
Equity in earnings (loss) of associated companies and joint ventures		149		(2)		—		147
Total assets		136,252		130,019		12,985		279,256
Investments in associate companies and joint ventures		18,088		4,269		—		22,357
Total liabilities		95,342		48,391		6,290		150,023
Capital expenditures, net (4)		6,597		4,240		1,554		12,391

2015	Mexico and Central America(1)		South America(2)		Venezuela		Consolidated
Total revenues	Ps.	78,709	Ps.	64,752	Ps.	8,899	Ps.	152,360
Intercompany revenue		3,791		3		—		3,794
Gross profit		40,130		27,532		4,368		72,030
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		10,614		3,220		891		14,725
Depreciation and amortization		4,404		2,489		251		7,144
Non-cash items other than depreciation and amortization (3)		685		130		1,352		2,167
Equity in earnings of associated companies and joint ventures		97		58		—		155
Total assets		133,941		69,281		7,027		210,249
Investments in associate companies and joint ventures		15,779		2,094		—		17,873
Total liabilities		80,963		17,528		3,023		101,514
Capital expenditures, net (4)		4,672		5,686		1,126		11,484

(1)	Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 79,836, Ps. 74,413 and Ps. 67,772 during the years ended December 31, 2017, 2016 and 2015, respectively. Domestic (Mexico only) total assets were Ps. 133,315, Ps. 122,552 and Ps. 123,585 as of December 31, 2017, 2016 and 2015, respectively. Domestic (Mexico only) total liabilities were Ps. 88,283 Ps. 92,303 and Ps. 78,834 as of December 31, 2017, 2016 and 2015, respectively.
(2)	South America includes Brazil, Argentina, Colombia and Venezuela, although Venezuela is shown separately above. South America revenues include Brazilian revenues of Ps. 58,518, Ps. 43,900 and Ps. 37,825 during the years ended December 31, 2017, 2016 and 2015, respectively. Brazilian total assets were Ps. 95,713, Ps. 104,092 and Ps. 49,448 as of December 31, 2017, 2016 and 2015, respectively. Brazilian total liabilities Ps. 31,580, Ps. 39,600 and Ps. 10,753 as of December 31, 2017, 2016 and 2015, respectively. South America revenues also include Colombian revenues of Ps. 14,222, Ps. 15,120 and Ps. 12,984 during the years ended December 31, 2017, 2016 and 2015, respectively. Colombian total assets were Ps. 14,180, Ps. 20,581 and Ps. 15,182 as of December 31, 2017, 2016 and 2015, respectively. Colombian total liabilities were Ps.7,993, Ps. 5,547 and Ps. 3,977 as of December 31, 2017, 2016 and 2015, respectively. South America revenues also include Argentine revenues of Ps. 13,869, Ps. 12,273 and Ps. 13,943 during the years ended December 31, 2017, 2016 and 2015, respectively. Argentine total assets were Ps. 5,301, Ps. 5,346 and Ps. 4,651 as of December 31, 2017, 2016 and 2015, respectively. Argentine total liabilities were Ps.3,660, Ps. 3,244 and Ps. 2,798 as of December 31, 2017, 2016 and 2015, respectively.
(3)	Includes foreign exchange loss, net; gain on monetary position, net; and market value (gain) loss on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.
(5)	The Asian division includes CCFPI (Philippines) which investment was acquired in 2013, and the Company started consolidating in February 1, 2017, see Note 9. The equity in earnings of the Asian division were , Ps. 93 and Ps. 86 in 2016 and 2015, repectively and are presented as part of the Company’s corporate operations in 2016 and 2015 and thus disclosed net in the table above as part of the “equity in earnings of associated companies” in the Mexico & Central America division, as is the equity method investment in CCFPI of Ps. 11,460 and 9,996, respectively. However, the Asian division represents a separate reporting segment under IFRS 8 and is represented by the following investee level amounts, prior to consolidation as of and for the years ended December 2016 and 2015, respectively: revenues Ps. 22,768 and Ps. 19,576, gross profit Ps. 7,678 and Ps. 5,325, income before income taxes Ps. 486 and Ps. 334, depreciation and amortization Ps. 2,163 and Ps. 2,369, total assets Ps. 28,066 and Ps. 22,002, total liabilities Ps. 9,634 and Ps. 6,493, capital expenditures Ps. 3,342 and Ps. 1,778.

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

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued the IFRS 15 Revenue from Contracts with Customers, which establishes a 5-step model to determine the timing and amount to be applied accounted for as in the revenue recognition. The new standard replaces existing revenue recognition guidelines, including the IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programs.

The standard is effective for annual periods beginning on January 1, 2018 and its early adoption is permitted. The standard permits to elect between the retrospective method and modified retrospective approach. The Company plans to adopt the IFRS 15 in its consolidated financial statements on January 1, 2018 using modified retrospective approach (prospective method).

The transition considerations that the company take into account by applying the modified retrospective approach (prospective method) in the adoption of the IFRS 15 involve the recognition of the cumulative effect of the adoption of the IFRS 15 as of January 1, 2018; consequently, there is no obligation under this method to restate the comparative financial information for the years ended December 31, 2016 and 2017, nor to adjust the amounts that arise as a result of the accounting differences between the current accounting standard “IAS 18” and the new standard, IFRS 15.

The Company has conducted a qualitative and quantitative evaluation of the impacts that the adoption of the IFRS 15 will have in its consolidated financial statements. The evaluation includes, among others, the following activities:

•	Analysis of contracts with customers and their main characteristics;

•	Identification of the performance obligations included in such contracts;

•	Determination of the transaction price and the effects derived from by the variable consideration;

•	Allocation of the transaction price to each performance obligation;

•	Analysis of the timing when the revenue should be recognized, either at a point in time or over time, as appropriate;

•	Analysis of the disclosures required by the IFRS 15 and their impacts on internal processes and controls; and

•	Analysis of the potential costs of obtaining and fulfilling contracts with customers that should be capitalized in accordance with the requirements of the new IFRS 15.

As of today, the Company has completed the analysis of the new standard. The Company has concluded that there will be no significant impacts on the consolidated financial statements derived from the adoption of the IFRS 15. However, IFRS 15 provides presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and significantly increases the volume of disclosures required in the consolidated financial statements. In 2017 the Company developed and started testing of appropriate systems, internal controls, policies and procedures necessary to collect and disclose the required information.

As of December 31th, 2017, the consolidated and business unit level accounting policies in regards to the income revenue recognition have been modified and submitted for approval of the Company’s Audit Committee of the Company, with the objective that these are fully implemented as of January 1, 2018, which will establish the new bases of accounting for revenues from contracts with customers under the IFRS 15. Similarly, the Company has analyzed and evaluated the aspects related to internal control derived from IFRS 15 adoption, with the objective of ensuring that the Company’s internal control environment is appropriate for the effects of the process of financial reporting.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 Leases, with which it introduces a unique accounting lease model for tenants. The tenant recognizes an asset by right of use that represents the right to use the underlying asset and a lease liability that represents the obligation to make lease payments.

The standard is effective for the annual periods started on January 1st, 2019. Early adoption is permitted for entities applying IFRS 15 on the initial application date. The Company plans to adopt the new IFRS 16 in its consolidated financial statements on January 1st, 2019, using the modified retrospective approach.

The transition considerations required to be taken into account by the Company by the modified retrospective approach that it will use to adopt the new IFRS 16 involve recognizing the cumulative effect of the adoption of the new standard as from January 1st, 2019. For this reason, the financial information will not be reestablished by the exercises to be presented (exercises completed as of December 31, 2017 and 2018). Likewise, as of the transition date to IFRS 16 (January 1st 2019), the Company may elect to apply the new definition of “leasing” to all contracts, or to apply the practical dossier of “Grandfather” and continue to consider as contracts for Leasing those who qualified as such under the previous accounting rules “IAS 17 – Leases” and “IFRIC 4 – Determination of whether a contract contains a lease”.

Currently, the Company is conducting a qualitative and quantitative assessment of the impacts that the adoption of IFRS 16 will originate in its consolidated financial statements. The evaluation includes, among others, the following activities:

•	Detailed analysis of the leasing contracts and the characteristics of the same that would cause an impact in the determination of the right of use and the financial liabilities.

•	Identification of the exceptions provided by IFRS 16 that may apply to the Company;

•	Identification and determination of costs associated with leasing contracts;

•	Identification of currencies in which lease contracts are denominated;

•	Analysis of renewal options and improvements to leased assets, as well as amortization periods;

•	Analysis of the revelations required by the IFRS 16 and the impacts of the same in internal processes and controls; and

•	Analysis of the interest rate used in determining the present value of the lease payments of the different assets for which a right of use must be recognized.

The main impacts at a consolidated level, as well as the business unit level are derived from the recognition of leased assets as rights of use and liabilities for the obligation to make such payments. In addition, the linear operating lease expense is replaced by a depreciation expense for the right to use the assets and the interest expense of the lease liabilities that will be recognized at present value.

Based on the analysis carried out by the Company, the operations of Mexico, Brazil and Colombia are those that would particularly the significantly affected on the consolidated financial statements of the Company due to the number of leases that will be in force at the date of adoption of the IFRS 16, as well as the natural growth of the business.

At the date of issuance of these consolidated financial statements, Coca-Cola FEMSA still has not decided whether or not to use the optional exemptions or practical dossiers that the new standard allows, so it is still in the process of quantifying the impact of the adoption of IFRS 16 on consolidated financial statements of the Company.

IFRS 9, Financial Instruments

IFRS 9 Financial Instruments sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets and cash flow are managed. IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost fair value through OCI (FVOCI) and fair value through profit and loss (FVTPL). The standard eliminates the existing IAS 39 categories of held to maturity, loans and receivables and available for sale.

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with a forward-looking ‘expected credit loss’ (ECL) model. This will require considerable judgement about how changes in economic factors affect ECLs, which will be determined on a probability-weighted basis. The new impairment model will apply to financial assets measured at amortized cost and FVOCI, except for investments in equity instruments, and to contract assets.

Furthermore, IFRS 9 requires the Company to ensure that hedge accounting relationships are aligned with the Group’s risk management objectives and strategy and to apply a more qualitative and forward-looking approach to assessing hedge effectiveness. IFRS 9 also introduces new requirements on rebalancing hedge relationships and prohibiting voluntary discontinuation of hedge accounting. IFRS 9 largely retains the existing requirements in IAS 39 for the classification of financial liabilities.

This standard is effective for annual periods beginning on or after 1 January 2018 and the Company plans to adopt IFRS 9 in its consolidated financial statements on January 1, 2018. For Hedge Accounting, IFRS 9 was adopted prospectively. Regarding Classification and Measurement, the Company will not reestablish financial information for the comparative year given that the business models of financial assets will not originate any accounting difference between the adoption and comparative year. Therefore the comparative figures under IFRS 9 and IAS 39 will be consistent. In relation to Impairment, the adoption approach will be prospective; however, financial information will not be reestablished for comparative periods (year ended December 31, 2017 and 2016).

The Company performed a qualitative and quantitative assessment of the impacts of IFRS 9. The activities that have been carried out are:

•	Review and documentation of the business models for financial assets, accounting policies, processes and internal controls related to financial instruments.

•	Analysis of financial assets and their impact in the expected loss model required under IFRS 9.

•	Update of documentation of the hedging relationships, as well as the policies for hedge accounting, and internal controls.

•	Determination of the model to compute the loss allowances based on the Expected Loss model.

•	Analysis of the new disclosures required by IFRS 9 and its impacts on internal processes and controls for the Company.

The Company has carried out an analysis for the business models that best suit the current management of its financial assets.

For classification and measurement and hedge accounting there were no significant changes identified, except those related to the documentation of the business model and their cash flow characteristics. There was also a need to update the hedge relationships documentation. Therefore, no significant impacts are expected in the financial information that requires adjustments for the adoption of IFRS 9 in the consolidated financial statements in relation to the Classification, Measurement and Hedge Accounting.

An analysis was carried out to determine of the impact of the new Expected Loss model of financial assets to calculate the provisions that should be recorded. An increase is not expected for the provisions of financial assets under the new standard because the accounts receivable are characterized by recovering in the short term, which results in estimates of expected loss that converge to the provisions under IAS 39.

As of December 31, 2017, the Company has defined policies and procedures to the adoption of the new standard, strengthening the control information, and has prepared Manuals and Processes for Operation, Management and Risk Management.

IFRS 2 Classification and Measurement of Share-based Payment Transactions — Amendments to IFRS 2

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled.

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after 1 January 2018, with early application permitted. The Company does not expect the effect of the amendments to be significant to its consolidated financial statements.

Annual Improvements 2014-2016 Cycle (issued in December 2016)

These improvements include:

IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration

The Interpretation clarifies that, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine the transaction date for each payment or receipt of advance consideration. Entities may apply the amendments on a fully retrospective basis.

Alternatively, an entity may apply the Interpretation prospectively to all assets, expenses and income in its scope that are initially recognised on or after:

i)	The beginning of the reporting period in which the entity first applies the interpretation. Or

ii)	The beginning of a prior reporting period presented as comparative information in the financial statements of the reporting period in which the entity first applies the interpretation.

The Interpretation is effective for annual periods beginning on or after 1 January 2018. Early application of interpretation is permitted and must be disclosed. However, since the Group’s current practice is in line with the Interpretation, the Group does not expect any effect on its consolidated financial statements.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

i)	Whether an entity considers uncertain tax treatments separately

ii)	The assumptions an entity makes about the examination of tax treatments by taxation authorities

iii)	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

iv)	How an entity considers changes in facts and circumstances

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after 1 January 2019, but certain transition reliefs are available. The Company is still in the process of quantifying the impact of the adoption of the IFRIC 23 in the consolidated financial statements.

Note 27. Supplemental Guarantor Information

Condensed Consolidating Financial Information

The following consolidating information presents condensed consolidating statements of financial position as of December 31, 2017 and 2016 and condensed consolidating statements of income, other comprehensive income and cash flows for each of the three years in the period ended December 31, 2017, 2016 and 2015 of the Company and Propimex, S. de R.L. de C.V., Comercializadora la Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador CIMSA, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.) and Yoli de Acapulco, S. de R. L. de C.V. (the Guarantors).

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

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Consolidated Statement of Financial Position As of December 31, 2017
Assets:
Current assets:
Cash and cash equivalents	Ps.	7,017	Ps.	926	Ps.	10,824	Ps.	—	Ps.	18,767
Accounts receivable, net		27,420		7,417		56,643		(73,904)		17,576
Inventories		—		2,529		8,835		—		11,364
Recoverable taxes		54		427		4,691		—		5,172
Other current assets and financial assets		1		299		2,478		—		2,778

Total current assets		34,492		11,598		83,471		(73,904)		55,657

Non-current assets:
Investments in other entities		140,799		92,691		5,527		(226,477)		12,540
Property, plant and equipment, net		—		17,819		58,008		—		75,827
Intangible assets, net		28,863		37,366		58,014		—		124,243
Deferred tax assets		2,277		1,649		4,086		—		8,012
Other non-current assets and financial assets		929		8,653		9,411		(9,595)		9,398
Total non-current assets		172,868		158,178		135,046		(236,072)		230,020

Total assets	Ps.	207,360	Ps.	169,776	Ps.	218,517	Ps.	(309,976)	Ps.	285,677

Liabilities:
Current liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	8,774	Ps.	—	Ps.	3,397	Ps.	—	Ps.	12,171
Interest Payable		434		—		53		—		487
Suppliers		11		2,847		17,098		—		19,956
Other current finantial liabilities		12,090		55,860		28,934		(73,904)		22,980

Total current liabilities		21,309		58,707		49,482		(73,904)		55,594

Non-current liabilities:
Bank loans and notes payable		63,277		—		7,912		—		71,189
Other non-current finantial liabilities		205		594		26,980		(9,595)		18,184

Total non-current liabilities		63,482		594		34,892		(9,595)		89,373

Total liabilities		84,791		59,301		84,374		(83,499)		144,967

Equity:
Equity attributable to equity holders of the parent		122,569		110,475		116,002		(226,477)		122,569
Non-controlling interest in consolidated subsidiaries		—		—		18,141		—		18,141

Total equity		122,569		110,475		134,143		(226,477)		140,710

Total liabilities and equity	Ps.	207,360	Ps.	169,776	Ps.	218,517	Ps.	(309,976)	Ps.	285,677

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Consolidated Statement of Financial Position As of December 31, 2016
Assets:
Current assets:
Cash and cash equivalents	Ps.	1,106	Ps.	1,119	Ps.	8,251	Ps.	—	Ps.	10,476
Accounts receivable, net		33,733		6,243		49,535		(74,506)		15,005
Inventories		—		3,880		6,864		—		10,744
Recoverable taxes		42		654		3,677		—		4,373
Other current assets and financial assets		617		1,799		2,439		—		4,855

Total current assets		35,498		13,695		70,766		(74,506)		45,453

Non-current assets:
Investments in associates and joint ventures		137,304		74,332		15,760		(205,039)		22,357
Property, plant and equipment, net		—		18,815		46,473		—		65,288
Intangible assets, net		28,863		38,313		56,788		—		123,964
Other non-current assets and financial assets		7,240		10,560		14,905		(10,511)		22,194
Total non-current assets		173,407		142,020		133,926		(215,550)		233,803

Total assets	Ps.	208,905	Ps.	155,715	Ps.	204,692	Ps.	(290,056)	Ps.	279,256

Liabilities:
Current liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	468	Ps.	—	Ps.	3,104	Ps.	—	Ps.	3,572
Suppliers		29		4,644		16,816		—		21,489
Other current liabilities		10,320		57,359		21,634		(74,506)		14,807

Total current liabilities		10,817		62,003		41,554		(74,506)		39,868

Non-current liabilities:
Bank loans and notes payable		75,913		—		9,944		—		85,857
Other non-current liabilities		38		633		34,138		(10,511)		24,298

Total non-current liabilities		75,951		633		44,082		(10,511)		110,155

Total liabilities		86,768		62,636		85,636		(85,017)		150,023

Equity:
Equity attributable to equity holders of the parent		122,137		93,079		111,960		(205,039)		122,137
Non-controlling interest in consolidated subsidiaries		—		—		7,096		—		7,096

Total equity		122,137		93,079		119,056		(205,039)		129,233

Total liabilities and equity	Ps.	208,905	Ps.	155,715	Ps.	204,692	Ps.	(290,056)	Ps.	279,256

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2017
Total revenues	Ps.	1	Ps.	80,179	Ps.	146,555	Ps.	(22,955)	Ps.	203,780
Cost of goods sold		—		40,870		83,748		(12,524)		112,094

Gross profit		1		39,309		62,807		(10,431)		91,686
Administrative expenses		140		5,598		8,293		(5,048)		8,983
Selling expenses		—		22,589		38,722		(5,384)		55,927
Other (income) expenses, net		(314)		(330)		29,304		1		28,661
Interest expense, net		3,717		3,210		994		1		7,922
Foreign exchange gain (loss), net		846		255		(291)		—		810
Other financing (expense) income, net		(104)		—		1,941		—		1,837
Income taxes		238		2,270		2,046		—		4,554
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		(9,765)		9,647		148		30		60

Consolidated net income	Ps.	(12,803)	Ps.	15,874	Ps.	(14,754)	Ps.	29	Ps.	(11,654)

Attributable to:
Equity holders of the parent		(12,803)		15,874		(15,902)		29		(12,802)
Non-controlling interest		—		—		1,148		—		1,148

Consolidated net income	Ps.	(12,803)	Ps.	15,874	Ps.	(14,754)	Ps.	29	Ps.	(11,654)

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2016
Total revenues	Ps.	1	Ps.	74,718	Ps.	114,767	Ps.	(11,768)	Ps.	177,718
Cost of goods sold		—		36,595		63,011		(1,550)		98,056

Gross profit		1		38,123		51,756		(10,218)		79,662
Administrative expenses		185		5,344		6,741		(4,847)		7,423
Selling expenses		—		21,243		32,167		(5,371)		48,039
Other (expenses) income, net		(27)		(25)		(3,760)		—		(3,812)
Interest expense, net		2,140		2,623		1,992		1		6,756
Foreign exchange (loss) gain, net		(3,112)		76		1,244		—		(1,792)
Other financing (expense) income, net		(129)		(50)		2,647		—		2,468
Income taxes		(1,222)		3,010		2,140		—		3,928
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		14,440		9,547		93		(23,933)		147

Net income	Ps.	10,070	Ps.	15,451	Ps.	8,940	Ps.	(23,934)	Ps.	10,527

Attributable to:
Equity holders of the parent	Ps.	10,070	Ps.	15,451	Ps.	8,483	Ps.	(23,934)	Ps.	10,070
Non-controlling interest		—		—		457		—		457

Net income	Ps.	10,070	Ps.	15,451	Ps.	8,940	Ps.	(23,934)	Ps.	10,527

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2015
Total revenues	Ps.	1	Ps.	66,740	Ps.	97,855	Ps.	(12,236)	Ps.	152,360
Cost of goods sold		—		32,008		50,629		(2,307)		80,330

Gross profit		1		34,732		47,226		(9,929)		72,030
Administrative expenses		96		4,711		6,124		(4,526)		6,405
Selling expenses		—		19,853		27,429		(5,403)		41,879
Other (expenses) income, net		12		(336)		(1,424)		—		(1,748)
Interest expense, net		1,198		2,916		1,809		—		5,923
Foreign exchange (loss) gain, net		(2,597)		(305)		1,443		—		(1,459)
Other financing (expense) income, net		105		49		(45)		—		109
Income taxes		(984)		2,035		3,500		—		4,551
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		13,024		3,977		150		(16,996)		155

Net income	Ps.	10,235	Ps.	8,602	Ps.	8,488	Ps.	(16,996)	Ps.	10,329

Attributable to:
Equity holders of the parent	Ps.	10,235	Ps.	8,602	Ps.	8,394	Ps.	(16,996)	Ps.	10,235
Non-controlling interest		—		—		94		—		94

Net income	Ps.	10,235	Ps.	8,602	Ps.	8,488	Ps.	(16,996)	Ps.	10,329

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating statements of comprehensive income For the year ended December 31, 2017
Consolidated net income	Ps.	(12,803)	Ps.	15,874	Ps.	(14,754)	Ps.	29	Ps.	(11,654)

Other comprehensive income, net of taxes:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments, net of taxes		(192)		(554)		(266)		746		(266)
Exchange differences on translation of foreign operations		16,345		5,245		15,293		(21,676)		15,207

Items not to be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes		(10)		171		32		(165)		28

Total comprehensive (loss) income, net of tax		16,143	Ps.	4,862	Ps.	15,059	Ps.	(21,095)	Ps.	14,969

Consolidated comprehensive income for the year, net of tax	Ps.	3,340	Ps.	20,736	Ps.	305	Ps.	(21,066)	Ps.	3,315

Attributable to:
Equity holders of the parent	Ps.	3,340	Ps.	20,736	Ps.	331	Ps.	(21,066)	Ps.	3,341
Non-controlling interest		—		—		(26)		—		(26)

Consolidated comprehensive income for the year, net of tax	Ps.	3,340	Ps.	20,736	Ps.	305	Ps.	(21,066)	Ps.	3,315

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating statements of comprehensive income For the year ended December 31, 2016
Consolidated net income	Ps.	10,070	Ps.	15,451	Ps.	8,940	Ps.	(23,934)	Ps.	10,527

Other comprehensive income, net of taxes:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Unrealized gain on available-for sale securities, net of taxes		—		—		—		—		—
Valuation of the effective portion of derivative financial instruments, net of taxes		664		371		(202)		(118)		715
Exchange differences on translation of foreign operations		14,207		(8,756)		15,871		(5,270)		16,052

Net other comprehensive income to be reclassified to profit or loss in subsequent periods:		14,871		(8,385)		15,669		(5,388)		16,767

Items not to be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes		(123)		(117)		(144)		261		(123)

Net other comprehensive income not being reclassified to profit or loss in subsequent periods:		(123)		(117)		(144)		261		(123)

Total comprehensive (loss) income, net of tax		14,748		(8,502)		15,525		(5,127)		16,644

Consolidated comprehensive income for the year, net of tax	Ps.	24,818	Ps.	6,949	Ps.	24,465	Ps.	(29,061)	Ps.	27,171

Attributable to:
Equity holders of the parent	Ps.	24,818	Ps.	6,949	Ps.	22,112	Ps.	(29,061)	Ps.	24,818
Non-controlling interest		—		—		2,353		—		2,353

Consolidated comprehensive income for the year, net of tax	Ps.	24,818	Ps.	6,949	Ps.	24,465	Ps.	(29,061)	Ps.	27,171

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating statements of comprehensive income For the year ended December 31, 2015
Consolidated net income	Ps.	10,235	Ps.	8,602	Ps.	8,488	Ps.	(16,996)	Ps.	10,329

Other comprehensive income, net of taxes:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Unrealized gain on available-for sale securities, net of taxes		—		—		—		—		—
Valuation of the effective portion of derivative financial instruments, net of taxes		(77)		304		4		(258)		(27)
Exchange differences on translation of foreign operations		(4,853)		(4,585)		(5,536)		397		(5,407)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods:		(4,930)		4,889		(5,532)		139		(5,434)

Items not to be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes		132		21		117		(132)		138

Net other comprehensive income not being reclassified to profit or loss in subsequent periods:		132		21		117		(132)		138

Total comprehensive (loss) income, net of tax		(4,798)		4,910		(5,415)		7		(5,296)

Consolidated comprehensive income for the year, net of tax	Ps.	5,437	Ps.	13,512	Ps.	3,073	Ps.	(16,989)	Ps.	5,033

Attributable to:
Equity holders of the parent	Ps.	5,437	Ps.	13,512	Ps.	3,477	Ps.	(16,989)	Ps.	5,437
Non-controlling interest		—		—		(404)		—		(404)

Consolidated comprehensive income for the year, net of tax	Ps.	5,437	Ps.	13,512	Ps.	3,073	Ps.	(16,989)	Ps.	5,033

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31,2017
Cash flows from operating activities:
Income before income taxes	Ps.	(12,565)	Ps.	18,144	Ps.	(12,708)	Ps.	29	Ps.	(7,100)
Non-cash items		10,474		(4,564)		41,487		(29)		47,368
Changes in working capital		118		1,803		(8,953)		—		(7,032)

Net cash flows (used in)/from operating activities		(1,973)		15,383		19,826		—		33,236

Investing activities:
Acquisition and mergers, net of cash acquired		—		—		4,038		—		4,038
Deconsolidation of Venezuela		—		—		(170)		—		(170)
Interest received		4,753		1,693		1,567		(7,126)		887
Acquisition of long-lived assets, net		—		(2,646)		(8,101)		—		(10,747)
Acquisition of intangible assets and other investing activities		4,902		(996)		(7,917)		—		(4,011)
Investments in shares		(118)		(420)		861		(1,242)		(920)
Dividends received		3,204		16		—		(3,187)		33

Net cash flows (used in)/from investing activities		12,741		(2,353)		(9,723)		(11,555)		(10,890)

Financing activities:
Proceeds from borrowings		10,200		—		2,288		—		12,488
Repayment of borrowings		(9,926)		—		(3,183)		—		(13,109)
Interest paid		(5,169)		(4,740)		(1,806)		7,126		(4,589)
Dividends paid		(6,991)		(3,187)		(1)		3,187		(6,992)
Proceeds from issuing shares		4,082		—		—		—		4,082
Other financing activities		2,730		(5,293)		(1,334)		1,242		(2,655)

Net cash flows (used in)/from financing activities		(5,074)		(13,220)		(4,036)		11,555		(10,775)

Net (decrease) increase in cash and cash equivalents		5,694		(190)		6,067		—		11,571
Initial balance of cash and cash equivalents		1,106		1,119		8,251		—		10,476
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		217		(3)		(3,494)		—		(3,280)

Ending balance of cash and cash equivalents	Ps.	7,017	Ps.	926	Ps.	10,824	Ps.	—	Ps.	18,767

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31,2016
Cash flows from operating activities:
Income before income taxes	Ps.	8,848	Ps.	18,461	Ps.	11,080	Ps.	(23,934)	Ps.	14,455
Non-cash items		(11,495)		(3,557)		8,429		23,934		17,311
Changes in working capital		(100)		(2,279)		3,059		—		680

Net cash flows (used in)/from operating activities		(2,747)		12,625		22,568		—		32,446

Investing activities:
Payment related to acquisition of Vonpar		—		—		(13,198)		—		(13,198)
Interest received		1,711		671		3,504		(5,171)		715
Acquisition of long-lived assets, net		—		(3,810)		(6,169)		—		(9,979)
Acquisition of intangible assets and other investing activities		(12,079)		(6,577)		16,271		—		(2,385)
Investments in shares		(707)		(1,021)		6,829		(7,169)		(2,068)
Dividends received		5,868		1		—		(5,869)		—

Net cash flows (used in)/from investing activities		(5,207)		(10,736)		7,237		(18,209)		(26,915)

Financing activities:
Proceeds from borrowings		4,236		—		4,026		(222)		8,040
Repayment of borrowings		(2,625)		—		(2,545)		222		(4,948)
Interest paid		(1,360)		(3,727)		(4,206)		5,171		(4,122)
Dividends paid		(6,944)		(5,868)		(70)		5,869		(7,013)
Increase in non-controlling interest		—		—		826		—		826
Other financing activities		3,024		8,005		(20,715)		7,169		(2,517)

Net cash flows (used in)/from financing activities		(3,669)		(1,590)		(22,684)		18,209		(9,734)

Net (decrease) increase in cash and cash equivalents		(11,623)		299		7,121		—		(4,203)
Initial balance of cash and cash equivalents		10,991		810		4,188		—		15,989
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		1,738		9		(3,057)		—		(1,310)

Ending balance of cash and cash equivalents	Ps.	1,106	Ps.	1,118	Ps.	8,252	Ps.	—	Ps.	10,476

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31,2015
Cash flows from operating activities:
Income before income taxes	Ps.	9,251	Ps.	10,637	Ps.	11,988	Ps.	(16,996)	Ps.	14,880
Non-cash items		(11,920)		2,308		9,115		16,996		16,499
Changes in working capital		17		1,362		(9,556)		—		(8,177)

Net cash flows (used in)/from operating activities		(2,652)		14,307		11,547		—		23,202

Investing activities:
Interest received		2,055		238		2,347		(4,226)		414
Acquisition of long-lived assets, net		—		(2,911)		(7,401)		—		(10,312)
Acquisition of intangible assets and other investing activities		65		(62)		(1,031)		—		(1,028)
Investments in shares		(10,929)		(9,352)		(5,681)		25,930		(32)
Dividends received		—		17		13		(17)		13

Net cash flows (used in)/from investing activities		(8,809)		(12,070)		(11,753)		21,687		(10,945)

Financing activities:
Proceeds from borrowings		—		—		1,907		—		1,907
Repayment of borrowings		(7,681)		—		(1,250)		(145)		(9,076)
Interest paid		(609)		(3,491)		(3,694)		4,226		(3,568)
Dividends paid		(6,405)		—		(28)		17		(6,416)
Other financing activities		28,770		1,300		4,301		(25,785)		8,586

Net cash flows (used in)/from financing activities		14,075		(2,191)		1,236		(21,687)		(8,567)

Net (decrease) increase in cash and cash equivalents		2,614		46		1,030		—		3,690
Initial balance of cash and cash equivalents		7,282		755		4,921		—		12,958
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		1,095		9		(1,763)		—		(659)

Ending balance of cash and cash equivalents	Ps.	10,991	Ps.	810	Ps.	4,188	Ps.	—	Ps.	15,989

Note 28. Subsequent Events

On March 9, 2018, the Company’s Board of Directors approved the payment of a cash dividend in the equivalent amount of Ps. 3.35 per share, to be paid in two equal installments as of May 3, 2018 and November 1, 2018.

On April 10, 2018 we entered into certain bank loans in Mexican pesos for an aggregate principal amount of Ps.10,100 million