Form 20-F
period 2018-12-31
COCA COLA FEMSA SAB DE CV
filed 2019-04-12
CIK 910631

As filed with the Securities and Exchange Commission on April 12, 2019.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 10 units	New York Stock Exchange, Inc.
Units, each consisting of 3 Series B shares and 5 Series L shares, without par value	New York Stock Exchange, Inc. (not for trading, for listing purposes only)
Series L shares, without par value	New York Stock Exchange, Inc. (not for trading, for listing purposes only)
Series B shares, without par value	New York Stock Exchange, Inc. (not for trading, for listing purposes only)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each class of capital or common stock as of December 31, 2018 was:

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

☐  Yes            ☒  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒  Yes            ☐  No

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

References herein to “U.S. dollar,” “US$,” “dollar” or “$” are to the lawful currency of the United States of America. References herein to “Mexican pesos” or “Ps.” are to the lawful currency of the United Mexican States, or Mexico.

As used in this annual report:

“Central America” refers to Guatemala, Nicaragua, Costa Rica and Panama.

“South America” refers to Argentina, Brazil, Colombia and Uruguay.

“sparkling beverages” refers to non-alcoholic carbonated beverages.

“still beverages” refers to non-alcoholic non-carbonated beverages.

“waters” refers to flavored and non-flavored waters, whether or not carbonated.

References to Coca-Cola trademark beverages in this annual report refer to products described in “Item 4. Information on the Company—The Company—Our Products.”

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.19.64 to US$1.00, the exchange rate for Mexican pesos on December 31, 2018, according to the U.S. Federal Reserve Board. On April 5, 2019, this exchange rate was Ps.19.07 to US$1.00.

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

Forward-Looking Information

This annual report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views of future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to, effects on our company from changes in our relationship with The Coca-Cola Company, fluctuation in the prices of raw materials, competition, significant developments in economic or political conditions in Mexico, Central and South America, including changes in currency exchange and interest rates, our ability to successfully integrate mergers and acquisitions, or changes in our regulatory environment. Accordingly, we caution readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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

This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2018 and 2017 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2018, 2017 and 2016.

Pursuant to IFRS, the information in this annual report presents financial information in nominal terms and Mexican pesos. In the case of Argentina, on July 1, 2018 the economy satisfied the conditions to be treated as a hyperinflationary economy based on various economic factors, including that Argentina’s cumulative inflation over the three-year period prior to such date exceeded 100%, according to available indexes in the country. Effective as of January 1, 2018, we adjusted the financial information of our Argentine operations to recognize inflationary effects and functional currency was converted to Mexican pesos using the exchange rates at the end of the period ended December 31, 2018. See Note 3.4 to our consolidated financial statements. Our non-Mexican subsidiaries maintain their accounting records in their local currency and in accordance with accounting principles generally accepted in the country where they are located. For presentation in our consolidated financial statements, we adjust these accounting records into IFRS and report in Mexican pesos under these standards.

Effective as of December 31, 2017, we deconsolidated our operations in Venezuela and as a result began accounting for the results of operations of Coca-Cola FEMSA de Venezuela, S.A., or KOF Venezuela, as an investment under the fair value method pursuant to IFRS 9, Financial Instruments. Effective as of January 1, 2018, we no longer include the results of operations of KOF Venezuela in our consolidated financial statements. See Notes 3.3 and 26 to our consolidated financial statements.

Commencing on February 1, 2017, we started consolidating the financial results of Coca-Cola FEMSA Philippines, Inc., or KOF Philippines, in our financial statements. In August 2018, our subsidiary Controladora de Inversiones en Bebidas Refrescantes, S.L., or CIBR, notified The Coca-Cola Company of its decision to exercise its option to sell its 51.0% stake in KOF Philippines and, on December 13, 2018, CIBR completed this sale. As a result, KOF Philippines was classified as an asset held for sale commencing on August 31, 2018 and as a discontinued operation for the year ended December 31, 2018, and the corresponding results for 2017 were restated for comparative purposes. Commencing on January 1, 2018, we stopped accounting for KOF Philippines and, specifically our Asia division, as a separate reporting segment. The net gain derived from the sale of KOF Philippines, as well as KOF Philippines’ results of operations from January 1, 2018 through December 12, 2018 were recorded in our consolidated financial statements as part of our Mexico and Central America consolidated reporting segment. See Notes 5 and 26 to our consolidated financial statements.

Except when specifically indicated, information in this annual report on Form 20-F is presented as of December 31, 2018 and does not give effect to any transaction subsequent to that date.

The following table presents selected financial information of our company. This information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes thereto, and the information in “Item 5. Operating and Financial Review and Prospects.” The selected financial information contained herein is presented on a consolidated basis, and is not necessarily indicative of our financial position or results at or for any future date or period. See Note 3 to our consolidated financial statements for our significant accounting policies.

	Year Ended December 31,
	2018(1)(2)		2018(2)	2017(3)	2016(4)	2015	2014
	(in millions of Mexican pesos or millions of U.S. dollars, except ratio, share and per share data)
Income Statement Data:
Total revenues	US$	9,286	Ps. 182,342	Ps. 183,256	Ps. 177,718	Ps. 152,360	Ps. 147,298
Cost of goods sold		5,012	98,404	99,748	98,056	80,330	78,916

Gross profit		4,274	83,938	83,508	79,662	72,030	68,382
Administrative expenses		407	7,999	7,693	7,423	6,405	6,385
Selling expenses		2,543	49,925	50,351	48,039	41,879	40,465
Other income		29	569	1,542	1,281	620	1,001
Other expenses		125	2,450	32,899 (5)	5,093	2,368	1,159
Interest expenses		385	7,568	8,777	7,471	6,337	5,546
Interest income		51	1,004	791	715	414	379
Foreign exchange gain (loss), net		(14)	(277)	788	(1,792)	(1,459)	(968)
Gain (loss) on monetary position for subsidiaries in hyperinflationary economies		11	212	1,590	2,417	(33)	(312)
Market value gain (loss) on financial instruments		(16)	(314)	246	51	142	25

Income (loss) before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		875	17,190	(11,255)	14,308	14,725	14,952
Income taxes		268	5,260	4,184	3,928	4,551	3,861
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes		(12)	(226)	60	147	155	(125)

Net income (loss) for continuing operations		596	11,704	(15,379)	10,527	14,725	14,952
Net income (loss) for discontinued operations		172	3,366	3,725	—	—	—

Consolidated net income (loss)		768	15,070	(11,654)	10,527	10,329	10,966
Attributable to:
Equity holders of the parent for continuing operations		557	10,936	(16,058)	10,070	10,235	10,542
Equity holders of the parent for discontinued operations		152	2,975	3,256	—	—	—
Non-controlling interest for continuing operations		39	768	679	457	94	424
Non-controlling interest for discontinued operations		20	391	469	—	—	—

Consolidated net income (loss)		768	15,070	(11,654)	10,527	10,329	10,966
Ratio to Revenues (%)
Gross profit margin		46.0	46.0	45.6	44.8	47.3	46.4
Net income margin		8.3	8.3	(6.4)	5.9	6.8	7.4

	As of December 31,
	2018(1)(2)		2018(2)	2017(3)		2016(4)	2015	2014
	(in millions of Mexican pesos or millions of U.S. dollars, except ratio, share and per share data)
Balance Sheet Data:
Cash and cash equivalents	US$	1,208	Ps. 23,727	Ps. 18,767		Ps. 10,476	Ps. 15,989	Ps. 12,958
Accounts receivable, net, inventories, recoverable taxes, other current financial assets and other current assets		1,720	33,763	36,890		34,977	26,243	25,170

Total current assets		2,928	57,490	55,657		45,453	42,232	38,128
Investments in other entities		536	10,518	12,540		22,357	17,873	17,326
Property, plant and equipment, net		3,155	61,942	75,827		65,288	50,532	50,527
Intangible assets, net		5,949	116,804	124,243		123,964	90,754	97,024
Deferred tax assets, other non-current financial assets and other non-current assets		868	17,033	17,410		22,194	8,858	9,361

Total non-current assets		10,508	206,297	230,020		233,803	168,017	174,238

Total assets		13,436	263,787	285,677		279,256	210,249	212,366

Bank loans and notes payable		70	1,382	2,057		1,573	384	301
Current portion of non-current debt		521	10,222	10,114		1,479	3,086	905
Interest payable		25	497	487		520	411	371
Suppliers, accounts payable, taxes payable and other current financial liabilities		1,705	33,423	42,936		36,296	26,599	26,826

Total current liabilities		2,321	45,524	55,594		39,868	30,480	28,403
Bank loans and notes payable		3,575	70,201	71,189		85,857	63,260	64,821
Post-employment and other non-current employee benefits, deferred tax liabilities, other non-current financial liabilities, provisions and other non-current liabilities		830	16,312	18,184		24,298	7,774	9,024

Total non-current liabilities		4,405	86,513	89,373		110,155	71,034	73,845

Total liabilities		6,726	132,037	144,967		150,023	101,514	102,248

Total equity		6,710	131,750	140,710		129,233	108,735	110,118
Equity attributable to equity holders of the parent		6,363	124,944	122,569	(6)	122,137	104,749	105,717
Non-controlling interest in consolidated subsidiaries		347	6,806	18,141		7,096	3,986	4,401

Total liabilities and equity		13,436	263,787	285,677		279,256	210,249	212,366

	As of December 31,
	2018(1)(2)	2018(2)	2017(3)	2016(4)	2015	2014
	(in millions of Mexican pesos or millions of U.S. dollars, except ratio, share and per share data)
Financial Ratios (%)
Current(7)	1.26	1.26	1.00	1.14	1.38	1.34
Leverage(8)	1.0	1.0	1.03	1.16	0.93	0.93
Capitalization(9)	0.41	0.41	0.39	0.41	0.39	0.38
Coverage(10)	4.22	4.22	4.20	4.80	3.92	4.73
Share Data(11)
A Shares	7,936,628,152	7,936,628,152	7,936,628,152	7,936,628,152	7,936,628,152	7,936,628,152
D Shares	4,668,365,424	4,668,365,424	4,668,365,424	4,668,365,424	4,668,365,424	4,668,365,424
B Shares	1,575,624,195	1,575,624,195	1,575,624,195	1,491,894,096	1,491,894,096	1,491,894,096
L Shares	2,626,040,325	2,626,040,325	2,626,040,325	2,486,490,160	2,486,490,160	2,486,490,160
Number of outstanding shares	16,806,658,096	16,806,658,096	16,806,658,096	16,583,377,832	16,583,377,832	16,583,377,832
Per Share Data(11)
Book Value(12)	0.38	7.43	7.29	7.37	6.32	6.37
Basic earnings (loss) per share from(13):
Continuing operations	0.03	0.65	(0.96)	0.61	0.62	0.64
Discontinued operations	0.01	0.18	0.19	—	—	—
Diluted earnings (loss) per share from(14):
Continuing operations	0.03	0.65	(0.96)	0.61	0.62	0.64
Discontinued operations	0.01	0.18	0.19	—	—	—

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps.19.64 to US$1.00 solely for the convenience of the reader.
(2)

Includes results of Alimentos y Bebidas Atlantida, S.A., or ABASA, and Comercializadora y Productora de Bebidas Los Volcanes, S.A., or Los Volcanes, from May 2018 and of Montevideo Refrescos S.R.L., or Monresa, from July 2018. See “Item 4. Information on the Company—The Company—Corporate History.”

(3)

Our consolidated statements of income for 2017 were restated for comparative purposes, as a result of the sale of our equity participation in KOF Philippines. For further information see “Item 5. Operating and Financial Review and Prospects—General—Sale of Equity Participation in KOF Philippines.”

(4)	Includes results of Vonpar S.A., or Vonpar, from December 2016. See “Item 4. Information on the Company—The Company—Corporate History.”
(5)	See Note 19 to our consolidated financial statements.
(6)	See Note 3.3 to our consolidated financial statements.
(7)	Computed by dividing total current assets by total current liabilities.
(8)	Computed by dividing total liabilities by total equity.
(9)

Computed by adding current bank loans and notes payable, current portion of non-current debt and non-current bank loans and notes payable, and dividing such sum by the sum of total equity and non-current bank loans and notes payable.

(10)	Computed by dividing net cash flows from operating activities by the difference between interest expense and interest income.
(11)	Share data and per share data has been restated to give effect to the stock split described in “Item 4. Information on the Company—The Company—Capital Stock.”
(12)	Based on 16,806.7 million shares as of December 31, 2018 and 2017, and 16,583.4 million shares as of December 31, 2016, 2015 and 2014.
(13)	Computed on the basis of the weighted average number of shares outstanding during the period: 16,806.7 million in 2018, 16,730.8 million in 2017, and 16,598.7 million in 2016, 2015 and 2014.
(14)

The diluted earnings per share calculation was computed on the basis of the diluted weighted average number of shares outstanding during the period: 16,806.7 million in 2018, 16,730.8 million in 2017, 16,598.7 million in 2016 (which reflects the commitment to deliver Series L shares to the sellers of Vonpar, without changing the number of shares for 2016) and 16,583.4 million in 2015 and 2014. For further information see Note 3.26 to our consolidated financial statements.

DIVIDENDS AND DIVIDEND POLICY

The following table sets forth the nominal amount in Mexican pesos of dividends declared, paid and to be paid per share each year and the U.S. dollar amounts on a per share basis actually paid or to be paid to holders of American Depositary Shares, which we refer to as ADSs, on each of the respective payment dates.

Fiscal Year with Respect to which Dividend was Declared(1)	Date Dividend Paid or To Be Paid	Mexican Pesos per Share (Nominal)(2)		U.S. Dollars per Share(3)
2014	May 5, 2015	1.540		0.090
	November 3, 2015	1.550		0.090
2015	May 3, 2016	1.670		0.097
	November 1, 2016	1.680		0.089
2016	May 3, 2017	1.680		0.086
	November 1, 2017	1.670		0.087
2017	May 3, 2018	1.680		0.088
	November 1, 2018	1.670		0.083
2018	May 3, 2019	1.770	(4)	—	(5)
	November 1, 2019	1.770	(4)	—	(5)

(1)	The dividends declared for each fiscal year were divided into two payments.
(2)	Based on the number of shares outstanding at the time the dividend is paid.
(3)	Expressed in U.S. dollars using the applicable exchange rate when the dividend was paid.
(4)

Dividend declared prior to the eight-for-one stock split described in “Item 4. Information on the Company—The Company—Capital Stock. As a result of the stock split, the dividend per share to be paid will be Ps.0.22125 per share, or the amount of the dividend declared divided by eight.

(5)	Because the dividend declared for the fiscal year 2018 has not been paid at the time of this annual report, the U.S. dollar per share amount has not been determined.

The declaration, amount and payment of dividends are subject to the approval by holders of a majority of our shares (except for our Series L shares, which do not grant the right to vote on the declaration, amount and payment of dividends); provided that, if the amount of dividends exceeds 20.0% of the preceding years’ retained earnings, the approval by holders of a majority of our Series D shares is also required. The declaration, amount and payment of dividends is also subject to and dependent generally upon the recommendation of our board of directors, and upon our results, financial condition, capital requirements, general business conditions and the requirements of Mexican law. Accordingly, our historical dividend payments are not necessarily indicative of future dividends. See “Item 10. Additional Information – Bylaws—Dividend Rights.”

We pay all cash dividends in Mexican pesos. Exchange rate fluctuations affect the U.S. dollar amounts received by holders of ADSs as a result of the conversion by the ADS depositary of cash dividends paid on the Series L shares and Series B shares underlying our units represented by such ADSs. In addition, exchange rate fluctuations between the Mexican peso and the U.S. dollar affect the market price of the ADSs.

Under Mexican income tax law, dividends, either in cash or in kind, paid to individuals that are Mexican residents, and to individuals and companies that are non-Mexican residents, on our shares, including the Series L shares and the Series B shares underlying our units, including units represented by ADSs, are subject to a 10.0% Mexican withholding tax, or a lower rate if covered by a tax treaty. See “Item 10. Additional Information—Taxation—Mexican Taxation.”

RISK FACTORS

Risks Related to Our Company

Our business depends on our relationship with The Coca-Cola Company, and changes in this relationship may adversely affect our business, financial condition, results of operations and prospects.

Substantially all of our sales are derived from sales of Coca-Cola trademark beverages. We produce, market, sell and distribute Coca-Cola trademark beverages through standard bottler agreements in the territories where we operate, which we refer to as “our territories.” We are required to purchase concentrate for all Coca-Cola trademark beverages from affiliates of The Coca-Cola Company, which price may be unilaterally determined from time to time by The Coca-Cola Company in all such territories. We are also required to purchase sweeteners and other raw materials only from companies authorized by The Coca-Cola Company. See “Item 4. Information on the Company—The Company—Our Territories.”

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

The Coca-Cola Company and Fomento Económico Mexicano, S.A.B. de C.V., which we refer to as FEMSA, have substantial influence on the conduct of our business. As of the date of this report, The Coca-Cola Company indirectly owned 27.8% of our outstanding capital stock, representing 32.9% of our capital stock with full voting rights. The Coca-Cola Company is entitled to appoint up to five of our maximum of 21 directors and the vote of at least two of them is required to approve certain actions by our board of directors. As of the date of this report, FEMSA indirectly owned 47.2% of our outstanding capital stock, representing 56.0% of our capital stock with full voting rights. FEMSA is entitled to appoint up to 13 of our maximum of 21 directors and all of our executive officers. The Coca-Cola Company and FEMSA together, or only FEMSA in certain circumstances, have the power to determine the outcome of all actions requiring approval by our board of directors, and FEMSA and The Coca-Cola Company together, or only FEMSA in certain circumstances, have the power to determine the outcome of all actions requiring approval of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.” The interests of The Coca-Cola Company and FEMSA may be different from the interests of our other shareholders, which may result in us taking actions contrary to the interests of such other shareholders.

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

Water shortages or any failure to maintain existing concessions or contracts could adversely affect our business, financial condition, results of operations and prospects.

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

The prices for our other raw materials are driven by market prices and local availability, the imposition of import duties and restrictions and fluctuations in exchange rates. We are also required to meet all of our supply needs (including sweeteners and packaging materials) from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to us. Our sales prices are denominated in the local currency in each country where we operate, while the prices of certain materials, including those used in the bottling of our products, mainly polyethylene terephthalate, or PET resin, preforms to make plastic bottles, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in, or determined with reference to, the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the applicable local currency. We cannot anticipate whether the U.S. dollar will appreciate or depreciate with respect to such local currencies in the future, and we cannot assure you that we will be successful in mitigating any such fluctuations through derivative instruments or otherwise. See “Item 4. Information on the Company—The Company—Raw Materials.”

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

We are subject to several laws and regulations in each of the territories where we operate. The principal areas in which we are subject to laws and regulations are anti-corruption, anti-bribery, anti-money laundering, water, environment, labor, taxation, health, antitrust and price controls. See “Item 4. Information on the Company—Regulation.” Changes in existing laws and regulations, the adoption of new laws or regulations, or a stricter interpretation or enforcement thereof in the countries where we operate may increase our operating and compliance costs or impose restrictions on our operations which, in turn, may adversely affect our financial condition, business, results of operations and prospects.

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries where we operate. See “Item 4. Information on the Company—Regulation—Price Controls.” We cannot assure you that existing or future laws and regulations in the countries where we operate relating to goods and services (in particular, laws and regulations imposing statutory price controls) will not affect our products, our ability to set prices for our products, or that we will not need to implement price restraints, which could have a negative effect on our business, financial condition, results of operations and prospects.

We operate in multiple territories and are subject to complex regulatory frameworks with increased enforcement activities. Despite our internal governance and compliance processes, we may be subject to unexpected breaches by our employees, contractors or other agents to our code of ethics, anti-corruption policies and business conduct protocols, including instances of fraudulent behavior, corrupt practices and dishonesty by any of them. Our failure to comply with applicable laws and other standards could harm our reputation, subject us to substantial fines, sanctions or penalties and adversely affect our business. There is no assurance that we will be able to comply with changes in any laws and regulations within the timelines established by the relevant regulatory authorities.

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

Lower temperatures, higher rainfall and other adverse weather conditions such as hurricanes, as well as natural disasters such as earthquakes and floods, may negatively impact consumer patterns, which may result in reduced sales of our beverage offerings. Additionally, such adverse weather conditions and natural disasters may affect plant installed capacity, road infrastructure and points of sale in the territories where we operate and limit our ability to produce, sell and distribute our products, thus affecting our business, financial condition, results of operations and prospects.

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

An impairment in the carrying value of distribution rights under our bottler agreements and goodwill of acquired businesses could negatively affect our financial condition and results of operations.

We periodically review the carrying value of our intangible assets, including distribution rights under our bottler agreements and goodwill of acquired businesses, to determine whether there is any indication that such assets have suffered an impairment. An impairment is recognized and the asset is reduced to fair value via a charge to earnings, when the carrying value of such asset exceeds its recoverable amount, which is the higher of its fair value less the cost to sell the asset, and its value in use. Events and conditions that could result in an impairment include changes in the industry in which we operate, including competition, changes in consumer preferences, and other factors leading to reduction in expected sales or profitability. An impairment on the value of the distribution rights under our bottler agreements or goodwill of acquired territories could have a material adverse effect on our financial condition and results of operations.

Risks Related to the units and the ADSs

Our Series L shares have limited voting rights.

Our Series L shares grant the right to vote only in certain circumstances. In general terms, they grant the right to elect up to three of our maximum of 21 directors and only grant the right to vote on specific matters, including certain changes in our corporate form, mergers involving our company when our company is the merged entity or when the principal corporate purpose of the merged entity is not related to the corporate purpose of our company, the cancellation of the registration of our shares on the Bolsa Mexicana de Valores (Mexican Stock Exchange, or BMV) or any other foreign stock exchange, and those matters for which the Ley del Mercado de Valores (Mexican Securities Market Law) expressly grants the right to vote to classes of shares with limited voting rights. As a result, holders of units will not be able to influence our business or operations with respect to the Series L shares they indirectly hold. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10. Additional Information—Bylaws—Voting Rights, Transfer Restrictions and Certain Minority Rights.”

Holders of ADSs may not be able to vote at our shareholder meetings.

Our units, which are comprised of 3 Series B shares and 5 Series L shares, trade on the New York Stock Exchange (NYSE) in the form of ADSs, each representing 10 units. Holders of ADSs may not receive notice of Series L or Series B shareholder meetings from the ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner.

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

Holders of units and ADSs in the United States may not be able to participate in any capital offering and as a result may be subject to dilution of their equity interests.

Under applicable Mexican law, if we issue new shares for cash as a part of a capital increase, other than in connection with a public offering of newly issued shares, treasury stock or mergers, we are generally required to grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. By law, we may not allow holders of our units or ADSs who are located in the United States to exercise any preemptive rights in any future capital increases unless (1) we file a registration statement with the U.S. Securities and Exchange Commission, or SEC, with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of our units and ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

We may decide not to file a registration statement with the SEC that would allow holders of our units or ADSs who are located in the United States to participate in a preemptive rights offering. In addition, under current Mexican law, the sale by the ADS depositary of preemptive rights and the distribution of the proceeds from such sales to the holders of ADSs is not possible. As a result, the equity interest of such holders of units or ADSs would be diluted proportionately. See “Item 10. Additional Information—Bylaws—Preemptive Rights.”

Risks Related to the Countries Where We Operate

Adverse economic conditions in the countries where we operate may adversely affect our financial condition and results.

We are a Mexican corporation and our Mexican operations are our single most important geographic territory. We also conduct an important part of our operations in Brazil. For the year ended December 31, 2018, approximately 77.3% of our total revenues were attributable to Mexico and Brazil. Our results are affected by the economic conditions in the countries where we conduct operations. Consumer demand and preferences, real prices and the costs of raw materials are heavily influenced by macroeconomic conditions, which vary by country and may not be correlated. In addition, adverse economic conditions may affect and reduce consumer per capita income, thereby adversely affecting consumer demand for our products as a result of a decrease in consumer purchasing power. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our business, financial condition, results of operations and prospects.

Some of the countries where we conduct operations are influenced by the U.S. economy. Deterioration in economic conditions in the U.S. economy may affect these economies. In particular, economic conditions in Mexico are correlated with economic conditions in the United States as a result of the North American Free Trade Agreement. On November 30, 2018, Mexico, Canada and the United States signed a new free trade agreement, the U.S.-Mexico-Canada Agreement, or USMCA, which is yet to be ratified by the signatory countries. Any adverse event affecting the relationship between Mexico and the United States, including the termination of any free trade agreement between these two countries, may have a significant adverse effect on the Mexican economy.

Our business may also be significantly affected by interest rates, inflation rates and exchange rates of the local currencies of the countries where we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, an increase in interest rates would increase the cost to us of variable rate funding (which, after giving effect to our swap contracts, and calculated by weighting each year’s outstanding debt balance mix, constituted approximately 6.9% of our total debt as of December 31, 2018), which would have an adverse effect on our financial position. A continued and prolonged increase in inflation rates in any of the countries where we operate may result in such country being categorized as a hyperinflationary economy for accounting purposes, which would change the manner in which we present and report financial information related to our operations in such country. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

On July 1, 2018, Argentina’s economy satisfied the conditions to be treated as a hyperinflationary economy based on various economic factors, including that Argentina’s cumulative inflation over the three-year period prior to such date exceeded 100%, according to available indexes in the country. Continuing hyperinflation in Argentina may adversely affect our financial position and results of our operations.

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

We selectively hedge our exposure to the U.S. dollar with respect to certain local currencies, our U.S. dollar-denominated debt obligations and the purchase of certain U.S. dollar-denominated raw materials. A severe depreciation of any currency of the countries where we operate may result in a disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars or other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated indebtedness or obligations in other currencies. While the Mexican government does not restrict the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could impose restrictive exchange rate policies in the future. Currency fluctuations may have an adverse effect on our results, financial condition and cash flows in future periods.

Political and social events in the countries where we operate and elsewhere and changes in governmental policies may have an adverse effect on our business, financial condition, results of operations and prospects.

In recent years, some of the governments in the countries where we operate have implemented and may continue to implement significant changes in laws, public policy or regulations that could affect the political and social conditions in these countries. Any such changes, and similar changes in other countries such as the U.S., may have an adverse effect on our business, results of operations, prospects and financial condition. Furthermore, national presidential and legislative elections took place in 2018 or are scheduled to take place in 2019 in several of the countries where we operated in 2018, including Mexico, Brazil, Argentina, Costa Rica, Colombia, Guatemala and Panama. We cannot assure you that political or social developments in the countries where we operate or elsewhere, such as the election of new administrations, changes in laws, public policy or regulations, political disagreements, civil disturbances and the rise in violence and perception of violence, over which we have no control, will not have a corresponding adverse effect on the local or global markets or on our business, financial condition, results of operations and prospects.

Item 4.	Information on the Company

THE COMPANY

Overview

We are the largest franchise bottler of Coca-Cola trademark beverages in the world in terms of volume. We operate in territories in the following countries:

•	Mexico—a substantial portion of central Mexico, the southeast and northeast of Mexico.

•	Guatemala.

•	Nicaragua.

•	Costa Rica.

•	Panama.

•	Colombia—most of the country.

•	Brazil—a major part of the states of Sao Paulo and Minas Gerais, the states of Parana, Santa Catarina and Mato Grosso do Sul and part of the states of Rio de Janeiro, Rio Grande do Sul and Goias.

•	Argentina—Buenos Aires and surrounding areas.

•	Uruguay.

We also operate in Venezuela through our investment in KOF Venezuela.

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

The following is an overview of our operations by consolidated reporting segment in 2018.

Operations by Consolidated Reporting Segment—Overview

Year Ended December 31, 2018

	Total Revenues		Gross Profit
	(in millions of Mexican pesos, except percentages)
Mexico and Central America(1)	Ps.100,162	54.9%	Ps.48,162	57.4%
South America(2)	82,180	45.1%	35,776	42.6%

Consolidated	182,342	100.0%	83,938	100.0%

(1)	Includes Mexico, Guatemala (including the operations of ABASA and Los Volcanes from May 2018), Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil, Argentina and, from July 2018, Uruguay.

Corporate History

We are a subsidiary of FEMSA, a leading company that participates in the beverage industry through us, and the beer industry through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the retail industry through FEMSA Comercio, which is comprised of a retail division operating various small-format chain stores including OXXO, a health division which includes drugstores and related operations and a fuel division operated by OXXO Gas, a chain of retail fuel service stations. Additionally, FEMSA, through its strategic businesses unit, provides logistics services, point-of-sale refrigeration solutions and plastics solutions to FEMSA’s business units and third-party clients.

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

In a series of transactions since 1994, we acquired new territories, brands and other businesses, including Argentina and certain territories in southern Mexico, which today comprise our business. In May 2003, we acquired Panamerican Beverages Inc., or Panamco, and began producing and distributing Coca-Cola trademark beverages in additional territories in the central, southeastern and northeastern regions of Mexico and in Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories.

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

In July 2008, we acquired the Agua de los Angeles bulk water business in Mexico City and surrounding areas from Grupo Embotellador CIMSA, S.A. de C.V., or Grupo CIMSA, at the time one of the Coca-Cola bottling franchises in Mexico. The trademarks remain with The Coca-Cola Company. We subsequently merged Agua de los Angeles into our bulk water business under the Ciel brand.

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

In March 2011, we acquired together with The Coca-Cola Company, Industrias Lácteas, S.A. (known as Estrella Azul), a Panamanian conglomerate that participates in the dairy and juice-based beverage categories in Panama.

In October 2011, we merged with Administradora de Acciones del Norte, S.A.P.I. de C.V., or Grupo Tampico, a Mexican bottler with operations in the states of Tamaulipas, San Luis Potosi, and Veracruz, as well as in parts of the states of Hidalgo, Puebla and Queretaro.

In December 2011, we merged with Corporación de los Angeles, S.A. de C.V., also part of Grupo CIMSA, a Mexican Coca-Cola bottler with operations mainly in the states of Morelos and Mexico, as well as in parts of the states of Guerrero and Michoacan. As part of our merger with Grupo CIMSA, we also acquired a minority equity interest in Promotora Industrial Azucarera, S.A de C.V., or PIASA.

In May 2012, we merged with Grupo Fomento Queretano, S.A.P.I. de C.V., or Grupo Fomento Queretano, a Mexican bottler with operations mainly in the state of Queretaro, as well as in parts of the states of Mexico, Hidalgo and Guanajuato. As part of our merger with Grupo Fomento Queretano, we increased our minority equity interest in PIASA.

In August 2012, we acquired, through Jugos del Valle, an indirect minority participation in Santa Clara Mercantil de Pachuca, S.A. de C.V., or Santa Clara, a producer of milk and dairy products in Mexico.

In January 2013, we acquired, through CIBR, a 51.0% stake in KOF Philippines from The Coca-Cola Company. In December 2018, CIBR completed the sale of its stake in KOF Philippines back to The Coca-Cola Company through the exercise of CIBR’s option to sell.

In May 2013, we merged with Grupo Yoli, S.A. de C.V., a Mexican bottler with operations mainly in the state of Guerrero, as well as in parts of the state of Oaxaca. As part of our merger with Grupo Yoli, we increased our minority equity interest in PIASA.

In August 2013, we acquired Companhia Fluminense de Refrigerantes, or Companhia Fluminense, a franchise that operates in parts of the states of Sao Paulo, Minas Gerais and Rio de Janeiro in Brazil. As part of our acquisition of Companhia Fluminense, we also acquired an additional minority equity interest in Leão Alimentos.

In October 2013, we acquired Spaipa S.A. Industria Brasileira de Bebidas, or Spaipa, a Brazilian bottler with operations in the state of Parana and in parts of the state of Sao Paulo. As part of our acquisition of Spaipa, we increased our minority equity interest in Leão Alimentos and a 50.0% stake in Fountain Água Mineral Ltda., a joint venture to develop the water category together with The Coca-Cola Company.

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

In December 2016, we acquired Vonpar, a Brazilian bottler of Coca-Cola trademark products with operations in the states of Rio Grande do Sul and Santa Catarina in Brazil. As part of our acquisition of Vonpar, we increased our minority equity interest in Leão Alimentos.

In March 2017, we acquired together with The Coca-Cola Company, through our Mexican, Brazilian, Argentine, Colombian subsidiaries and also through our interest in Jugos del Valle in Mexico, a participation in the AdeS plant-based beverage businesses. As a result of this acquisition, we have exclusive distribution rights of AdeS plant-based beverages in our territories.

In April 2018, Compañía Inversionista en Bebidas del Norte, S.L., one of our subsidiaries, acquired from The Coca-Cola Company ABASA, a Guatemalan bottler of Coca-Cola trademark products with operation in the northeast region of Guatemala.

In April 2018, Compañía de Inversiones Moderna, S.L., one of our subsidiaries, acquired from The Coca-Cola Company Los Volcanes, a Guatemalan bottler of Coca-Cola trademark products with operations in the southwest region of Guatemala.

In June 2018, Inversiones en Bebidas Refrescantes Ibérica, S.L., one of our subsidiaries, acquired from The Coca-Cola Company, Monresa, the Uruguayan bottler of Coca-Cola trademark products.

Capital Stock

On April 11, 2019, we completed an eight-for-one stock split, or the “Stock Split”, whereby (a) for each Series A share, holders of Series A shares received eight new Series A shares, (b) for each Series D share, holders of Series D shares received eight new Series D shares and (c) for each Series L share, holders of Series L shares received one unit (each consisting of 3 Series B shares (with full voting rights) and 5 Series L shares (with limited voting rights)). Effective on April 11, 2019, our units were listed for trading on the Mexican Stock Exchange and ADSs, each representing 10 units, were listed for trading on the NYSE.

As of the date of this report, (1) FEMSA indirectly owned Series A shares equal to 47.2% of our capital stock (56.0% of our capital stock with full voting rights), and (2) The Coca-Cola Company indirectly owned Series D shares equal to 27.8% of our capital stock (32.9% of our capital stock with full voting rights). Series L shares with limited voting rights constituted 15.6% of our capital stock, and Series B shares constituted the remaining 9.4% of our capital stock (the remaining 11.1% of our capital stock with full voting rights).

Business Strategy

We operate with a large geographic footprint in Latin America. To consolidate our position as a global leader in the beverage business, we continue to expand our robust portfolio of beverages, transforming and enhancing our operational capabilities, inspiring a cultural evolution, and embedding sustainability throughout our business to create economic, social, and environmental value for all of our stakeholders.

Our view on sustainable development is a comprehensive part of our business strategy. We base our efforts in our ethics and values, focusing on (i) our people, (ii) our communities and (iii) our planet, and we take a responsible and disciplined approach to the use of resources and capital allocation.

To maximize growth and profitability and driven by our centers of excellence’s initiatives we plan on continuing to execute the following key strategies: (i) accelerate revenue growth, (ii) increase our business scale and profitability across categories, (iii) continue our expansion through organic growth and strategic joint ventures, mergers and acquisitions, (iv) accelerate the digitization of our end-to-end processes and (v) empower people to lead this transformation, building on our high performance organization.

We seek to accelerate our revenue growth through the introduction of new categories, products and presentations that better meet our consumers’ needs and preferences, while maintaining our core products and improving our profitability. To address our consumers’ diverse lifestyles, we have developed new products through innovation and have expanded the availability of low- and non-caloric beverages by reformulating existing products to reduce added sugar and offering smaller presentations of our products. As of December 31, 2018, approximately 34.6% of our brands were low- or non-caloric beverages, and we continue to expand our product portfolio to offer more options to our consumers so they can satisfy their hydration and nutrition needs. See “—Our Products” and “—Packaging.” In addition, we inform our consumers through front labeling on the nutrient composition and caloric content of our beverages. We have been pioneers in the introduction of the Guideline Daily Amounts (GDA), and we perform responsible advertising practices and marketing. We voluntarily adhere to national and international codes of conduct in advertising and marketing, including communications targeted to minors who are developed based on the Responsible Marketing policies and Global School Beverage Guidelines of The Coca-Cola Company, achieving full compliance with all such codes and guidelines in all of the countries where we operate.

We view our relationship with The Coca-Cola Company as integral to our business, and together we have developed marketing strategies to better understand and address our consumer needs. See “—Marketing.”

Our Territories

The following map shows our territories giving estimates in each case of the population to which we offer products and the number of retailers of our beverages as of December 31, 2018:

Our Products

We produce, market, sell and distribute Coca-Cola trademark beverages. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters and still beverages (including juice drinks, coffee, teas, milk, value-added dairy, sports drinks, energy drinks and plant-based drinks).

Our most important brand, Coca-Cola, together with its line of low-calorie products, accounted for 62.2%, 60.8% (excluding sales volume of KOF Philippines) and 60.3% of our total sales volume in 2018, 2017 and 2016, respectively.

The following table sets forth the trademarks of the main products we distributed in 2018:

Colas:

Coca-Cola

Coca-Cola Sin Azúcar

Coca-Cola Light

Flavored Sparkling Beverages:
Crush	Kuat	Quatro
Fanta	Lift	Schweppes
Fresca	Mundet	Sprite

Still Beverages:
Cepita	Hi-C	Leão	ValleFrut
Estrella Azul	Santa Clara	Powerade	Monster
FUZE Tea	Del Valle	Valle Fresh	AdeS
Water:
Alpina	Brisa	Dasani	Kin
Aquarius	Ciel	Manantial
Bonaqua	Crystal	Nevada

Packaging

We produce, market, sell and distribute Coca-Cola trademark beverages in each of our territories in containers authorized by The Coca-Cola Company, which consist primarily of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles mainly made of PET resin. We use the term presentation to refer to the packaging unit in which we sell our products. Presentation sizes for our Coca-Cola trademark beverages range from a 6.5-ounce personal size to a 3-liter multiple serving size. For all of our products excluding water, we consider a multiple serving size as equal to, or larger than, 1.0 liter. In general, personal sizes have a higher price per unit case as compared to multiple serving sizes. We offer both returnable and non-returnable presentations, which allow us to offer portfolio alternatives based on convenience and affordability to implement revenue management strategies and to target specific distribution channels and population segments in our territories. In addition, we sell some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which we refer to as fountain. We also sell bottled water products in bulk sizes, which refer to presentations equal to or larger than 5.0 liters and up to 20.0 liters, which have a much lower average price per unit case than our other beverage products.

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

The following table illustrates our historical sales volume and number of transactions for each of our consolidated reporting segments, as well as our unit case and transaction mix by category. The table includes information of Venezuela for 2017, prior to its deconsolidation.

	Sales Volume(1)		Transactions(1)
	2018	2017	2018	2017
	(Million of unit cases or millions of single units, except percentages)
Mexico	1,850.2	1,845.0	9,728.2	9,764.5
Central America	214.7	173.0	1,779.3	1,467.2
Mexico & Central America(2)	2,065.0	2,017.9	11,507.5	11,231.7
Growth	2.3%	(0.4)%	2.5%	(1.3)%
Colombia	271.4	265.0	2,060.3	2,046.5
Brazil(5)	787.4	765.1	5,125.4	4,857.6
Argentina	175.3	205.9	920.1	1,019.9
Uruguay	22.7	—	112.4	—
South America(4)	1,256.8	1,236.0	8,218.2	7,924.1
Growth	1.7%	6.1%	3.7%	4.0%
Venezuela(3)	—	64.2	—	441.0
Total	3,321.8	3,318.2	19,725.7	19,596.8
Growth	0.1%	(0.5)%	0.7%	(0.9)%

The following table illustrates the multiple serving presentations and returnable packaging for sparkling beverages volume:

	Multiple Serving Presentations(1)		Returnable packaging(1)
	2018	2017	2018	2017
Mexico	66.4%	65.2%	35.8%	34.8%
Central America(2)	52.1%	56.0%	43.7%	41.7%
Colombia	71.4%	69.4%	35.2%	33.7%
Venezuela	—	73.3%	—	18.4%
Brazil	77.5%	77.7%	18.1%	16.6%
Argentina	80.3%	82.1%	25.9%	24.7%
Uruguay	82.5%	—	23.7%	—

Total	69.6%	69.6%	31.0%	29.4%

The following table illustrates our historical sales volume and number of transactions performance by category for each of our operations and our reporting segments for 2018 as compared to 2017:

	Year Ended December 31, 2018
	Sparkling	Stills	Water	Bulk	Total
Sales Volume Growth(1)
Mexico	0.2%	7.3%	4.7%	(3.6)%	0.3%
Central America(2)	27.8%	7.8%	5.8%	1.5%	24.2%

Mexico and Central America	2.9%	7.4%	4.8%	(3.5)%	2.3%
Colombia	4.0%	(21.4)%	9.0%	5.6%	2.4%
Brazil(5)	1.2%	18.2%	15.0%	16.1%	2.9%
Argentina	(15.2)%	(20.5)%	(14.9)%	25.6%	(14.9)%

South America(4)(5)	1.1%	(1.1)%	8.0%	10.5%	1.7%
Total	0.0%	3.1%	1.9%	(2.0)%	0.1%

Number of Transactions Growth(1)
Mexico	(1.3)%	4.8%	3.8%	—	(0.4)%
Central America(2)	26.7%	0.0%	4.5%	—	21.3%
Mexico and Central America	2.2%	3.8%	3.8%	—	2.5%

Colombia	(0.4)%	(13.0)%	15.6%	—	0.7%
Brazil(5)	3.9%	15.1%	13.1%	—	5.5%
Argentina	(9.3)%	(16.0)%	(7.4)%	—	(9.8)%

South America(4)(5)	2.8%	2.6%	12.3%	—	3.7%
Total	0.1%	2.2%	3.9%	—	0.7%

The following table illustrates our unit case mix by category for each of our operations and our consolidated reporting segments for 2018:

	Sparkling Beverages		Stills		Water(6)
	Years Ended December 31,
	2018	2017	2018	2017	2018	2017
Unit Case Mix by Category
Mexico	72.9%	73.0%	6.5%	6.0%	20.6%	21.0%
Central America	85.0%	82.5%	9.6%	11.0%	5.4%	6.4%

Mexico and Central America(2)	74.2%	73.8%	6.8%	6.5%	19.1%	19.8%
Colombia	76.5%	75.4%	6.5%	8.4%	17.1%	16.2%
Brazil	87.5%	88.9%	5.6%	4.9%	6.9%	6.2%
Argentina	80.4%	80.7%	7.1%	7.6%	12.6%	11.7%
Uruguay	91.6%	—	1.5%	—	6.9%	—

South America(4)(5)	84.2%	84.7%	5.9%	6.1%	9.9%	9.3%
Venezuela(3)	—	84.9%	—	3.6%	—	11.4%
Total(1)	78.0%	77.9%	6.5%	6.3%	15.6%	15.8%

(1)

Our sales volume and number of transactions for 2018 exclude the sales volume and transactions of KOF Philippines and KOF Venezuela, and our sales volume and number of transactions for 2017 exclude the sales volume and transactions of KOF Philippines.

(2)	Includes sales volume and transactions from Guatemala (including the operations of ABASA and Los Volcanes from May 2018), Nicaragua, Costa Rica and Panama.
(3)	We stopped consolidating our Venezuelan operations commencing on January 1, 2018.
(4)	Includes sales volume and transactions of Monresa from July 2018.
(5)	Excludes beer sales volume and transactions.
(6)	Includes bulk water volume and transactions.

Seasonality

Sales of our products are seasonal in all of the countries where we operate, as our sales volumes generally increase during the summer of each country and during the year-end holiday season. In Mexico, Central America and Colombia, we typically achieve our highest sales during the summer months of April through August as well as during the year-end holidays in December. In Brazil, Uruguay and Argentina, our highest sales levels occur during the summer months of October through March, including the year-end holidays in December.

Marketing

We, in conjunction with The Coca-Cola Company, have developed a marketing strategy to promote the sale and consumption of our products. We rely extensively on advertising, sales promotions and retailer support programs to target the particular preferences of our consumers. Our consolidated marketing expenses in 2018 were Ps.5,813 million, net of Ps.3,542 million contributed by The Coca-Cola Company.

Retailer Support Programs. Support programs include providing retailers with point-of-sale display materials and consumer sales promotions, such as contests, sweepstakes and the giveaway of product samples.

Coolers. Coolers play an integral role in our clients’ plans for success. Increasing both cooler coverage and the number of cooler doors among our retailers is important to ensure that our wide variety of products are properly displayed, while strengthening our merchandising capacity in our distribution channels to significantly improve our point-of-sale execution.

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

Marketing in our Distribution Channels. In order to provide more dynamic and specialized marketing of our products, our strategy is to classify our markets and develop targeted efforts for each consumer segment or distribution channel. Our principal channels are small retailers, “on-premise” accounts, such as restaurants and bars, supermarkets and third party distributors. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of beverage consumers in each of the different types of locations or distribution channels. In response to this analysis, we tailor our product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.

Multi-Segmentation. We have implemented a multi-segmentation strategy in all of our markets. These strategies consist of the definition of a strategic market cluster or group and the implementation and assignment of different product/price/package portfolios and service models to such market cluster or group. These clusters are defined based on consumption occasion, competitive environment, income level, and types of distribution channels.

Product Sales and Distribution

The following table provides an overview of our distribution centers and the retailers to which we sold our products:

	As of December 31, 2018
	Mexico and Central America(1)	South America(2)
Distribution centers	201	74
Retailers(3)	1,045,780	852,091

(1)	Includes Mexico, Guatemala (including the operations of ABASA and Los Volcanes), Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil, Argentina and Uruguay.
(3)	Estimated.

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

In 2018, no single customer accounted for more than 10.0% of our consolidated total sales.

Our distribution centers range from large warehousing facilities and re-loading centers to small deposit centers. In addition to our fleet of trucks, we distribute our products in certain locations through electric carts and hand-trucks in order to comply with local environmental and traffic regulations. In some of our territories, we retain third parties to transport our finished products from our production facilities to our distribution centers within Mexico.

Mexico. We contract with a subsidiary of FEMSA, Solistica, S.A. de C.V. transportation services of finished products from our production facilities to our distribution centers within Mexico. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” From the distribution centers, we distribute our finished products to retailers through our fleet of trucks.

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

Principal Competitors

We continue to be leaders in the beverage market, with one out of every nine beverages under the Coca-Cola trademarks sold in the world being produced and sold by us.

The characteristics of our territories are very diverse. Central Mexico and our territories in Argentina are densely populated and have a large number of competing beverage brands as compared to the rest of our territories. Our territories in Brazil are densely populated but have lower consumption of beverage products as compared to Mexico. Uruguay has a high per capita consumption and low population density. Portions of southern Mexico, Central America and Colombia are large and mountainous areas with low population density, low per capita income and low consumption of beverages.

Our principal competitors are local Pepsi bottlers and other bottlers and distributors of local beverage brands. We also face competition in many of our territories from producers of low price beverages, commonly referred to as “B brands.” A number of our competitors in Central America, Brazil, Argentina and Colombia offer beer in addition to sparkling beverages, still beverages, and water, which may enable them to achieve distribution efficiencies.

While competitive conditions are different in each of our territories, we compete mainly in terms of price, packaging, effective promotional activities, access to retail outlets and sufficient shelf space, customer service, product innovation and product alternatives and the ability to identify and satisfy consumer preferences. We compete by seeking to offer products at an attractive price in the different segments in our markets and by building on the value of our brands. We believe that the introduction of new products and new presentations has been a significant competitive advantage that allows us to increase demand for our products, provide different options to consumers and increase new consumption opportunities. See “—Our Products” and “—Packaging.”

Mexico and Central America. Our principal competitors in Mexico are bottlers of Pepsi products. We compete with Organización Cultiba, S.A.B. de C.V., a joint venture formed by Grupo Embotelladoras Unidas, S.A.B. de C.V., the former Pepsi bottler in central and southeast Mexico, a subsidiary of PepsiCo and Empresas Polar, S.A., a beer distributor and Pepsi bottler. Our main competition in the juice category in Mexico is Grupo Jumex. In the water category, Bonafont, a water brand owned by Danone, is our main competition. In addition, we compete with Cadbury Schweppes in sparkling beverages and with other local brands in our Mexican territories, as well as “B brand” producers, such as Ajemex, S.A. de C.V. (Big Cola bottler) and Consorcio AGA, S.A. de C.V. (Red Cola bottler), that offer various presentations of sparkling and still beverages.

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

South America. Our principal competitor in Colombia is Postobón, a local bottler (Postobón and Colombiana bottler). Postobón sells Pepsi products and is a vertically integrated producer, the owners of which hold other significant commercial and industrial interests in Colombia. We also compete with low-price producers, such as the producers of Big Cola, which principally offer multiple serving size presentations in the sparkling and still beverage industry.

In Brazil, we compete against AmBev, a company with a portfolio of brands that includes Pepsi, local brands with flavors such as guarana, and proprietary beer brands. We also compete against “B brands” or “Tubainas,” which are small, local producers of low-cost flavored sparkling beverages that represent a significant portion of the sparkling beverage market.

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

In Uruguay, our main competitor is Fábricas Nacionales de Cerveza S.A. (FNC), a Pepsi bottler and distributor, partially owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In the water category, Salus, a water brand owned by Danone, is our main competitor. In addition, we compete with low-priced regional producers as well as many other generic and imported products.

Raw Materials

Pursuant to our bottler agreements, we are authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas, and we are required to purchase concentrate for all Coca-Cola trademark beverages in all of our territories from affiliates of The Coca-Cola Company and sweeteners and other raw materials from companies authorized by The Coca-Cola Company. Concentrate prices for Coca-Cola trademark beverages are determined as a percentage of the weighted average retail price in local currency net of applicable taxes. Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage has historically been set pursuant to periodic negotiations with The Coca-Cola Company. See “—Bottler Agreements.”

In the past, The Coca-Cola Company has increased concentrate prices for Coca-Cola trademark beverages in some of the countries where we operate. For example, The Coca-Cola Company (i) gradually increased concentrate prices for certain Coca-Cola trademark beverages in Costa Rica and Panama beginning in 2014 through 2018; (ii) gradually increased concentrate prices for flavored water in Mexico beginning in 2015 through 2018; (iii) increased concentrate prices for certain Coca-Cola trademark beverages in Colombia in 2016 and 2017; and (iv) began to gradually increase concentrate prices for certain Coca-Cola trademark beverages in Mexico beginning in 2017 and informed us that it would continue to do so through 2019. Based on our estimates, we currently do not expect these increases will have a material adverse effect on our results of operations. The Coca-Cola Company may continue to unilaterally increase concentrate prices in the future, and we may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the prices of our products or our results. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”

In addition to concentrate, we purchase sweeteners, carbon dioxide, PET resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Our bottler agreements provide that these materials may be purchased only from suppliers approved by The Coca-Cola Company. Prices for certain raw materials, including those used in the bottling of our products, mainly PET resin, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in or determined with reference to the U.S. dollar, and therefore local prices in a particular country may increase based on changes in the applicable exchange rates. Our most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global PET resin supply. The average price that we paid for PET resin in U.S. dollars in 2018 increased 21.8% as compared to 2017 in all our territories, excluding Venezuela prior to its deconsolidation. In addition, given that high currency volatility has affected and continues to affect most of our territories, the average price for PET resin in local currencies was higher in 2018 in Mexico, Colombia, Brazil and Argentina. In 2018, we purchased certain raw materials in advance, implemented a price fixing strategy and entered into certain derivative transactions, which helped us capture opportunities with respect to raw material costs and currency exchange rates.

Under our agreements with The Coca-Cola Company, we may use raw or refined sugar and HFCS in our products. Sugar prices in all of the countries where we operate, other than Brazil, are subject to local regulations and other barriers to market entry that, in certain countries, often cause us to pay for sugar in excess of international market prices. In recent years, international sugar prices experienced significant volatility. Across our territories, our average price for sugar in U.S. dollars, taking into account our financial hedging activities, decreased by approximately 8.4% in 2018 as compared to 2017; however, the average price for sugar in local currency was higher in Argentina and our territories in Central America.

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

Mexico and Central America. In Mexico, we mainly purchase PET resin from Indorama Ventures Polymers México, S. de R.L. de C.V. (formerly Arteva Specialties, S. de R.L. de C.V.) and DAK Resinas Americas Mexico, S.A. de C.V., which Alpla México, S.A. de C.V., known as Alpla, and Envases Universales de México, S.A.P.I. de C.V. manufacture into non-returnable plastic bottles for us. Also, we have introduced into our business Asian global suppliers, such as Far Eastern New Century Corp., known as FENC and SFX – Jiangyin Xingyu New Material Co. Ltd., which support our PET resin strategy and are known as the top PET global suppliers.

We purchase all of our cans from Crown Envases México, S.A. de C.V., formerly known as Fábricas de Monterrey, S.A. de C.V., and Envases Universales de México, S.A.P.I. de C.V. We mainly purchase our glass bottles from Vitro America, S. de R.L. de C.V. (formerly Compañía Vidriera, S.A. de C.V.), FEVISA Industrial, S.A. de C.V., known as FEVISA, and Glass & Silice, S.A. de C.V.

We purchase sugar from, among other suppliers, PIASA, Beta San Miguel, S.A. de C.V. or Beta San Miguel, Ingenio La Gloria, S.A. and Impulsora Azucarera del Trópico, S.A. de C.V., all of them sugar cane producers. As of April 5, 2019, we held a 36.4% and 2.7% equity interest in PIASA and Beta San Miguel, respectively. We purchase HFCS from Ingredion México, S.A. de C.V. and Almidones Mexicanos, S.A. de C.V., known as Almex.

Sugar prices in Mexico are subject to local regulations and other barriers to market entry that often cause us to pay higher prices than those paid in the international market. As a result, prices in Mexico have no correlation to international market prices. In 2018, sugar prices in local currency in Mexico decreased approximately 4.0% as compared to 2017.

In Central America, the majority of our raw materials such as glass and non-returnable plastic bottles are purchased from several local suppliers. We purchase our cans from Envases Universales Rexam de Centro América, S.A. Sugar is available from suppliers that represent several local producers. In Costa Rica, we acquire plastic non-returnable bottles from Alpla C.R. S.A., and in Nicaragua we acquire such plastic bottles from Alpla Nicaragua, S.A.

South America. In Colombia, we use sugar as a sweetener in all of our caloric beverages, which we buy from several domestic sources. Sugar prices in Colombia decreased approximately 19.0% in U.S. dollars and 19.0% in local currency, as compared to 2017. We purchase non-returnable plastic bottles from Amcor Rigid Plastics de Colombia, S.A. and Envases de Tocancipa S.A.S. (affiliate of Envases Universales de México, S.A.P.I. de C.V.). We have historically purchased all of our non-returnable glass bottles from O-I Peldar and other global suppliers in the Middle East. We purchase all of our cans from Crown Colombiana, S.A. Grupo Ardila Lulle (owners of our competitor Postobón) owns a minority equity interest in certain of our suppliers, including O-I Peldar and Crown Colombiana, S.A.

In Brazil, we also use sugar as a sweetener in all of our caloric beverages, which is available at local market prices, which historically have been similar to international prices. Sugar prices in Brazil decreased approximately 25.0% in U.S. dollars and 14.0% in local currency as compared to 2017. Taking into account our financial hedging activities, our sugar prices in Brazil decreased approximately 15.0% in U.S. dollars and 2.0% in local currency as compared to 2017. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” We purchase non-returnable glass bottles, plastic bottles and cans from several domestic and international suppliers. We mainly purchase PET resin from local suppliers such as Companhia Integrada Textil de Pernambuco (recently acquired by Alpek, S.A.B. de C.V.).

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

In Uruguay we also use sugar as a sweetener in all of our caloric beverages, which is available at Brazil’s local market prices. Sugar prices in Uruguay decreased approximately 4.7% in U.S. dollars and increased 1.6% in local currency as compared to 2017. Our main supplier of sugar is Nardini Agroindustrial Ltda., which is based in Brazil. We purchase PET resin from Asian suppliers, such as India Reliance Industry (a joint venture with DAK Resinas Americas Mexico, S.A. de C.V.), and we purchase non-returnable plastic bottlers from global PET converters, such as Cristalpet S.A. (affiliate of Envases Universales de México, S.A.P.I. de C.V.).

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

Price Controls

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries where we operate. Currently, there are no price controls on our products in any of the territories where we operate, except for voluntary price restraints in Argentina, where authorities directly supervise certain of our products sold through supermarkets as a measure to control inflation. Any changes to applicable law affecting prices could have an adverse effect on our business. See “Item 3. Key Information—Risk Factors—Regulatory developments may adversely affect our business.”

Taxation of Beverages

All the countries where we operate, except for Panama, impose value-added tax on the sale of sparkling beverages, with a rate of 16.0% in Mexico, 12.0% in Guatemala, 15.0% in Nicaragua, an average percentage of 15.9% in Costa Rica, 19.0% in Colombia (applied only to the first sale in the supply chain prior to December 31, 2018, and applied and transferred throughout the entire supply chain commencing on January 1, 2019), 21.0% in Argentina, 22.0% in Uruguay, and in Brazil 16.0% in the state of Parana, 17.0% in the state of Goias and Santa Catarina, 18.0% in the states of Sao Paulo, Minas Gerais and Rio de Janeiro, and 20.0% in the states of Mato Grosso do Sul and Rio Grande do Sul. The states of Rio de Janeiro, Minas Gerais and Parana also charge an additional 2.0% on sales as a contribution to a poverty eradication fund. In Brazil the value-added tax is grossed-up and added, along with federal sales tax, at the taxable basis. In addition, we are responsible for charging and collecting the value-added tax from each of our retailers in Brazil, based on average retail prices for each state where we operate, defined primarily through a survey conducted by the government of each state, which in 2018 represented an average taxation of approximately 17.4% over net sales. In addition, several of the countries where we operate impose the following excise or other taxes:

•

Mexico imposes an excise tax of Ps.1.17 per liter on the production, sale and import of beverages with added sugar and HFCS as of January 1, 2018 (until December 31, 2017 the excise tax was Ps.1.00 per liter). This excise tax is applied only to the first sale and we are responsible for charging and collecting it. The excise tax is subject to increase when accumulated inflation in Mexico reaches 10.0% since the most recent date of adjustment. The increased tax is imposed starting on the fiscal year following such increase (the last increase being in November 2017).

•	Guatemala imposes an excise tax of 0.18 cents in local currency (Ps.0.46 as of December 31, 2018) per liter of sparkling beverage.

•

Costa Rica imposes a specific tax on non-alcoholic carbonated bottled beverages based on the combination of packaging and flavor, currently assessed at 19.09 colones (Ps.0.61 as of December 31, 2018) per 250 ml, and an excise tax currently assessed at 6.628 colones (approximately Ps.0.21 as of December 31, 2018) per 250 ml.

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

•

Brazil assesses an average production tax of approximately 4.2% and an average sales tax of approximately 12.3% over net sales. Except for sales to wholesalers, this production and sales taxes apply only to the first sale and we are responsible for charging and collecting these taxes from each of our retailers. For sales to wholesalers, they are entitled to recover the sales tax and charge this tax again upon the resale of our products to retailers.

•	Colombia’s municipalities impose a sales tax that varies between 0.35% and 1.2% of net sales.

•

Uruguay imposes an excise tax of 19.0% on sparkling beverages, an excise tax of 12.0% on beverages containing less than 5.0% lemon juice or less than 10.0% fruit juice, and an excise tax of 8.0% on sparkling water and still water.

Tax Reforms

In 2016, the Brazilian federal production tax rates were reduced and the federal sales tax rates were increased. These rates continued to increase in 2017 and 2018. However, the Supreme Court decided in early 2017 that the value-added tax will not be used as the basis for calculating the federal sales tax, which resulted in a reduction of the federal sales tax. Notwithstanding the above, the tax authorities appealed the Supreme Court’s decision and are still waiting for a final resolution. In 2018, the federal production and sales taxes together resulted in an average of 16.5% tax over net sales.

In addition, the excise tax rate on concentrate in Brazil was reduced from 20.0% to 4.0% from September 1, 2018 to December 31, 2018. This excise tax rate was temporarily increased from 4.0% to 12.0% from January 1, 2019 to June 30, 2019, and will be reduced to 8.0% on July 1, 2019 and further reduced to 4.0% on January 1, 2020. The tax credit that we may recognize in our Brazilian operations in connection with purchases of concentrate in the Manaus Free Trade Zone will be affected accordingly.

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

On January 1, 2019, the Mexican government eliminated the right to offset any tax credit against any payable tax (universal offset or compensación universal). As of such date, tax credits will only be offset against taxes of the same nature, and it will not be possible to offset tax credits against taxes withheld to third parties. Additionally, by Executive Decree, certain tax benefits related to the value-added tax and income tax were provided to businesses located in the northern border of Mexico. Based on the territories where we operate within Mexico, we currently do not expect to take advantage from any of these tax benefits.

On January 1, 2019, a new tax reform became effective in Colombia. This reform will reduce the current income tax rate of 33.0% for 2019 to 32.0% for 2020, to 31.0% for 2021 and to 30.0% for 2022. The minimum assumed income tax (renta presuntiva sobre el patrimonio) will also be reduced from 3.5% for 2018 to 1.5% for 2019 and 2020, and to 0.0% for 2021. In addition, the thin capitalization ratio was adjusted from 3:1 to 2:1, and was modified to apply only to transactions among related parties. Commencing on January 1, 2019, value-added tax, which was applied only to the first sale in the supply chain prior to December 31, 2018, began to be applied and transferred throughout the entire supply chain, which in our case results in charging value-added tax on the sales price of our finished goods (applicable to our Colombian subsidiary located in the free trade zone). For companies located in free trade zones, the value-added tax will be charged on the cost of imported raw materials of national and foreign origin, which we will be able to credit against the value-added tax on the sales price of our products. The municipality sales tax will be 50.0% deductible against payable income tax in 2019 and 100.0% deductible in 2020. Finally, the value-added tax paid on acquired fixed assets will be credited against income tax or the minimum assumed income tax.

On July 1, 2019, a tax reform will become effective in Costa Rica. This reform will allow tax credits on sales taxes to be recorded not only on goods related to production and on administrative services, but on a greater number of goods and services. The value-added tax rate of 13.0% on services provided within Costa Rica will apply for both domestic and foreign service providers. Capital gains taxes are now imposed at a rate of 15.0% on sales of assets located in Costa Rica. New income tax withholding rates were imposed on salaries and other employee benefits at the rates of 25.0% and 20.0%, depending on the salary bracket. Finally, a new thin capitalization rule will provide that interest expenses paid to entities other than members of the Costa Rican financial system that exceed 20.0% of a company’s EBITDA will not be deductible for income tax purposes.

Water Supply

As a beverage bottler, efficient water management is essential to our business and our communities. As a result, we are committed to improving our overall water use ratio to 1.5 liters of water per liter of beverage produced by 2020. In 2018, we used 1.59 liters of water per liter of beverage produced.Our goal is to reduce our water consumption and to return to the environment and our communities the same amount of water used to produce our beverages by 2020. Additionally, all our bottling plants have their own or have contracted services for waste water treatment to ensure the quality of the waste water discharge.

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

In Colombia, in addition to natural spring water for Manantial, we obtain water directly from wells and from utility companies. We are required to have a specific concession to exploit water from natural sources. Water use in Colombia is regulated by Law No. 9 of 1979 and Decrees No. 2811 of 1974 and No. 3930 of 2010. In addition, Decree No. 303 of 2012 requires us to apply for water concessions and for authorization to discharge our water into public waterways. The Ministry of Environment and Sustainable Development and Regional Autonomous Corporations supervises companies that use water as a raw material for their businesses. Furthermore, in Colombia, Law No. 142 of 1994 provides that public sewer services are charged based on volume (usage). The Water and Sewerage Company of the City of Bogota has interpreted this rule to be the volume of water captured, and not the volume of water discharged by users. Based on our production process, our Colombian subsidiary discharges into the public sewer system significantly less water than the water it captures. As a result, our Colombian subsidiary filed monthly claims with the Water and Sewerage Company of the City of Bogota challenging these charges. In 2015, the highest court in Colombia issued a final ruling stating that the Water and Sewerage Company of the City of Bogota is not required to measure the volume of water discharged by users in calculating public sewer services charges. Based on this ruling, the Water and Sewerage Company of the City of Bogota commenced an administrative proceeding against our Colombian subsidiary requesting payment of Ps.309 million for the sewer services it claims our subsidiary has not properly paid since 2005. In connection with such proceeding, in March 2016, this authority issued an order freezing certain of our bank accounts. See Note 9.2 to our consolidated financial statements. In June 2017, our Colombian subsidiary held conciliatory hearings with the Water and Sewerage Company of the City of Bogota and reached an agreement to settle this matter by payment of Ps.216 million for the sewer services charged from June 2005 to May 2017, which was submitted before the administrative court seeking its judicial endorsement. In May 2018 the settlement agreement was approved. Since then, we have complied with all of our obligations and commitments under the settlement agreement. As a result, the proceeding with the Water and Sewerage Company of Bogotá was terminated.

In Argentina, a state water company provides water to our Alcorta plant on a limited basis; however, we believe the authorized amount meets our requirements for this plant. In our Monte Grande plant in Argentina we pump water from wells, in accordance with Law No. 25.688.

In Uruguay, we acquire water from the local water system, which is managed by the Organism of Sanitary Works (Obras Sanitarias del Estado). Additionally, we are required by the Uruguayan federal government to discharge all of our water excess to the sanitation system for recollection.

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

Environmental Matters

We have internal environmental policies and procedures that intend to identify, address and minimize environmental risks, as well as to implement appropriate strategies for the use of clean and renewable energy, efficient use of water and waste management throughout the value chain of all of our operations. We have programs that seek to reduce energy consumption and diversify our portfolio of clean and renewable energy sources in order to reduce greenhouse gas emissions and contribute to the fight against climate change. In addition, we establish short-, medium-, and long-term goals and indicators for the use, management and confinement of energy, air emissions, water discharges, solid waste and disposal of hazardous materials.

During 2018, 50.0% of our total energy requirements were obtained from clean energy sources. Additionally, as part of our waste management strategies, in 2018, 21.0% of our PET resin packaging was comprised of recycled materials and we recycled 95% of the total waste generated.

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

In our Mexican operations, we established a partnership with The Coca-Cola Company and Alpla, our supplier of plastic bottles in Mexico, to create Industria Mexicana de Reciclaje (IMER), a PET recycling facility located in Toluca, Mexico. In 2018, this facility recycled 11,422 tons of PET resin. We have also continued contributing funds to ECOCE, A.C., a nationwide collector of containers and packaging materials. In 2018, ECOCE collected 58.0% of the total PET resin waste in Mexico.

All of our plants located in Mexico have received a Certificate of Clean Industry (Certificado de Industria Limpia).

Our Central American operations are subject to several federal and state laws and regulations related to the protection of the environment and the disposal of hazardous and toxic materials, as well as water usage. Our Costa Rican operations have participated in a joint effort along with the local division of The Coca-Cola Company, Misión Planeta, for the collection and recycling of non-returnable plastic bottles. In Guatemala, we joined the Foundation for Water (Fundación para el Agua), through which we will have direct participation in several projects related to the sustainable use of water. Our plants in Central America are certified for ISO 14001.

Our Colombian operations are subject to several Colombian federal and state laws and regulations related to the protection of the environment and the disposal of treated water and toxic and hazardous materials. These laws include the control of atmospheric emissions, noise emissions, disposal of treated water and strict limitations on the use of chlorofluorocarbons. In addition, on February 6, 2012, Colombia promulgated Decree No. 303, which requires us to apply for an authorization to discharge our water into public waterways. We are engaged in nationwide reforestation programs and campaigns for the collection and recycling of glass and plastic bottles, among other programs with positive environmental impacts. We have also obtained and maintained the ISO 9001, ISO 14001, OHSAS 18001, FSSC 22000 and PAS 220 certifications for our plants located in Medellin, Cali, Bogota, Barranquilla, Bucaramanga and La Calera, as recognition for the highest quality and food harmlessness in our production processes, which is evidence of our strict level of compliance with relevant Colombian regulations. Our six plants joined a small group of companies that have obtained these certifications. Our plant located in Tocancipa, which commenced operations in February 2015, obtained the Leadership in Energy and Environmental Design (LEED 2009) certification in April 2017, as well as the ISO 9001/2015, ISO 4000, ISO 8000 and ISO 22000 certifications.

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

Our production plant located in Jundiai has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by applicable law. This production plant has been certified for GAO-Q and GAO-E. In 2017, the Itabirito plant was certified for ISO 9001 and the Leadership in Energy and Environmental Design, which is a globally recognized certification of sustainability achievement. In addition, the plants of Jundiai, Mogi das Cruzes, Campo Grande, Marilia, Maringa, Curitiba, and Bauru have been certified for (i) ISO 9001; (ii) ISO 14001 and; (iii) norm OHSAS 18001. The Jundiai, Campo Grande, Bauru, Marilia, Curitiba, Maringa, Porto Alegre, Antonio Carlos and Mogi das Cruzes plants are certified in standard FSSC 22000.

In May 2008, a municipal regulation of the City of Sao Paulo, implemented pursuant to Law 13.316/2002, came into effect requiring us to collect for recycling a specified annual percentage of plastic bottles made from PET resin sold in the City of Sao Paulo. Beginning in May 2011, we were required to collect 90.0% of PET resin bottles sold. Currently, we are not able to collect the entire required volume of PET resin bottles we sell in the City of Sao Paulo. Since we do not meet the requirements of this regulation, which we believe to be more onerous than those imposed by the countries with the highest recycling standards, we could be fined and be subject to other sanctions, such as the suspension of operations in any of our plants and/or distribution centers located in the City of Sao Paulo. In May 2008, when this law came into effect, we and other bottlers in the City of Sao Paulo, through the Brazilian Soft Drink and Non-Alcoholic Beverage Association, or ABIR (Associação Brasileira das Indústrias de Refrigerantes e de Bebidas Não-alcoólicas), filed a motion requesting a court to overturn this regulation due to the impossibility of compliance. In November 2009, in response to a request by a municipal authority to provide evidence of the destination of the PET resin bottles sold in Sao Paulo, we filed a motion presenting all of our recycling programs and requesting a more practical timeline to comply with the requirements imposed. In October 2010, the municipal authority of Sao Paulo levied a fine on our Brazilian operating subsidiary of 250,000 Brazilian reais (Ps.1.3 million as of December 31, 2018) on the grounds that the report submitted by our Brazilian operating subsidiary did not comply with the 75.0% proper disposal requirement for the period from May 2008 to May 2010. We filed an appeal against this fine, which was denied by the municipal authority in May 2013. This resolution by the municipal authority is final and not subject to appeal. However, in July 2012, the State Appellate Court of Sao Paulo rendered a decision on an interlocutory appeal filed on behalf of ABIR staying the requirement to pay the fines and other sanctions imposed on ABIR’s associated companies, including our Brazilian subsidiary, pending the final resolution of the appeal. We are still awaiting the final resolution of the appeal filed on behalf of ABIR. In November 2016, the municipal authority filed a tax enforcement claim against our Brazilian subsidiary in order to try to collect the fine imposed in October 2010. In February 2017, we filed a motion for a stay of execution against the collection of the fine based on the decision rendered by the State Appellate Court of Sao Paulo in July 2012. We cannot assure you that these measures will have the desired effect or that we will prevail in any judicial challenge that our Brazilian subsidiary may pursue.

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

2015. In August 2016, the public prosecutor’s office of the state of Sao Paulo filed several class actions against the parties that signed this agreement, challenging the validity of certain terms of the agreement and the effectiveness of the mandatory measures to be taken by the companies of the packaging sector, as provided in the agreement. Due to the large number of class actions involving the same parties, same cause of action and same pleas, a motion for resolution of repetitive claims was filed with the purpose of suspending all the class actions until the motion is resolved, and the competent court is appointed. ABIR and other associations are leading the defense.

Our Argentine operations are subject to federal and municipal laws and regulations relating to the protection of the environment. The most significant of these are regulations concerning waste management, which is regulated by federal Law 24.051 and Law 9111/78, and waste water discharge. Such regulations are enforced by the Ministry of Natural Resources and Sustainable Development (Secretaría de Ambiente y Desarrollo Sustentable) and the Provincial Organization for Sustainable Development (Organismo Provincial para el Desarrollo Sostenible) for the province of Buenos Aires. Our Alcorta plant is in compliance with environmental standards and we have been, and continue to be, certified for ISO 14001:2004 for the plants and operative units in Buenos Aires.

In Uruguay, we own a water treatment plant to reuse water in certain processes. We have established a program for recycling solid wastes and are currently certified for ISO 14001:2015 for our plant in Montevideo and for our distribution center in Paysandú.

For all of our plant operations, we employ the following environmental management system Environmental Administration System, or EKOSYSTEM (Sistema de Administración Ambiental).

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

Other Regulations

In June 2014, the Brazilian government enacted Law No. 12,997 (Law of Motorcycle Drivers), which requires employers to pay a premium of 30.0% of the base salary to all employees that are required to drive a motorcycle to perform their job duties. This premium became enforceable in October 2014, when the related rules and regulations were issued by the Ministry of Labor and Employment. We believe that these rules and regulations (Decree No. 1.565/2014) were unduly issued because such Ministry did not comply with all the requirements of applicable law (Decree No. 1.127/2003). In November 2014, our Brazilian subsidiary, in conjunction with other bottlers of the Coca-Cola system in Brazil and through the ABIR, filed a claim before the Federal Court to stay the effects of such decree. ABIR’s associated companies, including our Brazilian subsidiary, were issued a preliminary injunction staying the effects of the decree and exempting us from paying the premium. The Ministry of Labor and Employment filed an interlocutory appeal against the preliminary injunction in order to restore the effects of Decree No. 1.565/2014. This interlocutory appeal was denied. In October 2016, a decision was rendered by the Federal Court declaring Decree No. 1.565/2014 to be null and void and requesting the Ministry of Labor and Employment to revise and reissue its regulations under Law No. 12,997. The Ministry of Labor and Employment, with the participation of all interested parties, is in the process of revising Decree No. 1.565/2014. Such revision has not concluded, therefore we cannot assure you that any changes made to Decree No. 1.565/2014 will not have an adverse effect on our business.

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

In November 2017, the Panamanian government enacted Law No. 75 which regulates the sale of food and beverages in public and private schools (from elementary school through high school). Law No. 75 prohibits the sale of all sparkling beverages and certain still beverages that contain high amounts of sugar or calories in schools. In addition, the Ministry of Education issued a decree with certain products that they recommend should be sold in schools; the products mentioned do not include sparkling beverages, teas and still beverages that contain high amounts of sugar. We cannot assure you that these restrictions and any further restrictions will not have an adverse impact on our results of operations.

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

In August 2018, the Uruguayan government enacted Decree No. 272/018, which imposes an obligation to label certain food and beverages products that contain sodium, sugar, fats or saturated fats with health warnings. Although this decree is already enacted, we will not be required to label our products until February 2020.

In recent years, the Colombian government has enacted regulations associated with policies addressing money laundering and finance of terrorism, and cross border anti-bribery programs. Regarding money laundering, the new regulations impose the obligation to implement internal policies and comply with basic requirements such as know-your-counterparty procedures, anti-money laundering and finance of terrorism clauses in agreements and reporting of suspicious operations. Regarding anti–bribery programs, companies are required to comply with basic requirements, such as due diligence in merger and acquisition transactions and delivery of gifts, remuneration to contractors, political contributions, donations, whistleblowing channels and anti–corruption clauses in agreements. The Colombian authorities conduct audits to ensure the effectiveness of these policies and compliance with relevant regulations, and may impose fines and penalties in the event these policies and regulations are not observed.

BOTTLER AGREEMENTS

Coca-Cola Bottler Agreements

Bottler agreements are the standard agreements for each territory that The Coca-Cola Company enters into with bottlers. Pursuant to our bottler agreements, we are authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas, and we are required to purchase concentrate for all Coca-Cola trademark beverages in all of our territories from affiliates of The Coca-Cola Company and sweeteners and other raw materials from companies authorized by The Coca-Cola Company.

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

The bottler agreements include an acknowledgment by us that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola trademark beverages and of the formulas with which The Coca-Cola Company’s concentrates are made. Subject to our exclusive right to distribute Coca-Cola trademark beverages in our territories, The Coca-Cola Company reserves the right to import and export Coca-Cola trademark beverages to and from each of our territories. Our bottler agreements do not contain restrictions on The Coca-Cola Company’s ability to set the price of concentrates and do not impose minimum marketing obligations on The Coca-Cola Company. The prices at which we purchase concentrate under the bottler agreements may vary materially from the prices we have historically paid. However, under our bylaws and the shareholders agreement among The Coca-Cola Company and certain of its subsidiaries and certain of FEMSA’s subsidiaries, an adverse action by The Coca-Cola Company under any of the bottler agreements may result in a suspension of certain voting rights of the directors appointed by The Coca-Cola Company. This provides us with limited protection against The Coca-Cola Company’s ability to raise concentrate prices to the extent that such increase is deemed detrimental to us pursuant to such shareholder agreement and our bylaws. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”

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

The Coca-Cola Company contributed a significant portion of our total marketing expenses in our territories during 2018 and has reiterated its intention to continue providing such support as part of our cooperation framework. Although we believe that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”

We have separate bottler agreements with The Coca-Cola Company for each of the territories where we operate, on substantially the same terms and conditions. These bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement.

As of the date of this report, and as a result of our agreement with The Coca-Cola Company to consolidate the nine bottlers agreements we had in Mexico into four agreements, and the nine bottler agreements we had in Brazil into two agreements, we had:

•

four bottler agreements in Mexico: (i) the agreement for the Valley of Mexico territory, which is up for renewal in June 2023, (ii) the agreement for the southeast territory, which is up for renewal in June 2023, (iii) the agreement for the Bajio territory, which is up for renewal in May 2025, and (iv) the agreement for the Gulf territory, which is up for renewal in May 2025;

•	two bottler agreements in Brazil, which are up for renewal in October 2027;

•	three bottler agreements in Guatemala, one of which is up for renewal in March 2025 and two in April 2028;

•	one bottler agreement in Argentina, which is up for renewal in September 2024;

•	one bottler agreement in Colombia, which is up for renewal in June 2024;

•	one bottler agreement in Costa Rica, which is up for renewal in September 2027;

•	one bottler agreement in Nicaragua, which is up for renewal in May 2026;

•	one bottler agreement in Panama, which is up for renewal in November 2024; and

•	one bottler agreement in Uruguay, which is up for renewal in June 2028.

As of the date of this report, our investee KOF Venezuela had one bottler agreement, which is up for renewal in August 2026.

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

We have also entered into tradename license agreements with The Coca-Cola Company pursuant to which we are authorized to use certain trademark names of The Coca-Cola Company with our corporate name. These agreements have a ten-year term and are automatically renewed for ten-year terms, but are terminated if we cease to manufacture, market, sell and distribute Coca-Cola trademark products pursuant to the bottler agreements or if the shareholders agreement is terminated. The Coca-Cola Company also has the right to terminate any license agreement if we use its trademark names in a manner not authorized by the bottler agreements.

DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2018, we owned 49 bottling plants company-wide. By country, as of such date, we had 17 bottling facilities and 5 secondary facilities for a total of 22 in Mexico, 7 in Central America, 7 in Colombia, 10 in Brazil, 2 in Argentina, and 1 in Uruguay. In 2018, we changed the criteria to account for bottling facilities in Mexico to include small capacity bottling facilities mainly for bulk water. In addition, our investee KOF Venezuela owned 4 bottling plants as of December 31, 2018.

As of December 31, 2018, we operated 275 distribution centers, approximately 52.7% of which were in our Mexican territories. As of such date, we owned more than 73.4% of these distribution centers and leased the remainder. In addition, our investee KOF Venezuela operated 22 distribution centers. See “—The Company—Product Sales and Distribution.”

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

The table below summarizes by country installed capacity, average annual utilization and utilization during peak month of our production facilities:

Bottling Facility Summary

As of December 31, 2018

Country	Installed Capacity (thousands of unit cases)	Average Annual Utilization(1)(2) (%)	Utilization in Peak Month(1) (%)
Mexico	2,818,533	63	78
Guatemala	101,536	76	86
Nicaragua	98,706	51	63
Costa Rica	86,557	54	61
Panama	72,833	46	53
Colombia	664,429	40	44
Brazil	1,419,984	53	64
Argentina	417,263	40	53
Uruguay	120,310	36	54

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

(2)	Annualized rate.

The table below summarizes our main production facilities in terms of installed capacity, including their location and facility area:

Main Bottling Facility by Location

As of December 31, 2018

Country	Plant	Facility Area
		(thousands of sq. meters)
Mexico	Toluca, Estado de Mexico	317
	Leon, Guanajuato	124
	Morelia, Michoacan	50
	Ixtacomitan, Tabasco	117
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	142
	La Pureza Altamira, Tamaulipas	300
	San Juan del Rio, Queretaro	84

Guatemala	Guatemala City	46

Nicaragua	Managua	54

Costa Rica	Calle Blancos, San Jose	52

Panama	Panama City	29

Colombia	Barranquilla, Atlántico	37
	Bogota, DC	105
	Tocancipa, Cundinamarca	298

Brazil	Jundiai, Sao Paulo	191
	Marilia, Sao Paulo	159
	Curitiba, Paraná	119
	Itabirito, Minas Gerais	320
	Porto Alegre, Río Grande do Sul	196

Argentina	Alcorta, Buenos Aires	73

Uruguay	Montevideo, Montevideo	119

SIGNIFICANT SUBSIDIARIES

The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2018:

Name of Company	Jurisdiction of Incorporation	Percentage Owned	Description
Propimex, S. de R.L. de C.V.	Mexico	100.0%	Distributor of bottled beverages.
Controladora Interamericana de Bebidas, S. de R.L. de C.V.	Mexico	100.0%	Holding company of manufacturers and distributors of bottled beverages.
Spal Indústria Brasileira de Bebidas, S.A.	Brazil	96.1%	Manufacturer and distributor of bottled beverages.
Distribuidora y Manufacturera del Valle de México, S. de R.L. de C.V.	Mexico	100.0%	Manufacturer and distributor of bottled beverages.
Servicios Refresqueros del Golfo, S. de R.L. de C.V.	Mexico	100.0%	Manufacturer and distributor of bottled beverages.

For further information regarding our investment in associates and joint ventures, see Note 10 to our consolidated financial statements.

Item 4.A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

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

Effects of Changes in Economic Conditions. Our results are affected by changes in economic conditions in Mexico, Brazil and in the other countries where we operate. For the year ended December 31, 2018, approximately 77.3% of our total revenues were attributable to Mexico and Brazil. Our results are affected by the economic conditions in the countries where we conduct operations. Some of these economies continue to be influenced by the U.S. economy, and therefore, deterioration in economic conditions in the U.S. economy may affect these economies. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our results and financial condition. Our business may also be significantly affected by the interest rates, inflation rates and exchange rates of the local currencies of the countries where we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. In addition, an increase in interest rates would increase the cost to us of variable rate funding, which would have an adverse effect on our financial position.

Changes to the Accounting Method for our Venezuelan Operations. As disclosed in Note 3.3 to our consolidated financial statements, effective as of December 31, 2017, we determined that deteriorating conditions in Venezuela had led us to no longer meet the accounting criteria to consolidate the results of operations of KOF Venezuela. Such deteriorating conditions had significantly impacted our ability to manage our capital structure and our capacity to import and purchase raw materials and had imposed limitations on our portfolio dynamics. In addition, government controls over the pricing of certain products, labor law restrictions and an inability to obtain U.S. dollars and import raw materials have affected the normal course of our business. Therefore, as a result of the deconsolidation of our Venezuelan operations in 2017, we recorded an extraordinary loss in other expenses of Ps.28,177 million as of December 31, 2017, including Ps.26,123 million which were previously recorded in accumulated foreign currency translation losses in equity, and we changed the method of accounting for the results of operations of KOF Venezuela from consolidation to fair value method. In 2018, we recognized in other comprehensive income a fair value loss on the investment of Ps.1,039 million as of December 31, 2018 and an impairment remeasurement of Ps.210 million as of December 31, 2017. Gains and losses on the investment since January 1, 2018 are recognized in other comprehensive income in accordance with IFRS 9, Financial Instruments. See Note 10 to our consolidated financial statements.

We reported the results of operations of KOF Venezuela as a consolidated reporting segment for the periods ended December 31, 2017 and 2016. Since January 1, 2018, we no longer include the results of operations of KOF Venezuela in our consolidated financial statements.

Treatment of Argentina as a Hyperinflationary Economy. On July 1, 2018, Argentina’s economy satisfied the conditions to be treated as a hyperinflationary economy based on various economic factors, including that Argentina’s cumulative inflation over the three-year period prior to such date exceeded 100%, according to available indexes in the country. Effective as of January 1, 2018, we adjusted the financial information of our Argentine operations to recognize inflationary effects and functional currency was converted to Mexican pesos using the exchange rates at the end of the period ended December 31, 2018. See Note 3.4 to our consolidated financial statements.

Sale of Equity Participation in KOF Philippines. In August 2018, our subsidiary, CIBR, notified The Coca-Cola Company of its decision to exercise its option to sell its 51.0% stake in KOF Philippines and, on December 13, 2018, CIBR completed this sale. As a result, KOF Philippines was classified as an asset held for sale commencing on August 31, 2018 and as a discontinued operation for the year ended December 31, 2018, and the corresponding results for 2017 were restated for comparative purposes. Commencing on January 1, 2018, we stopped accounting for KOF Philippines and, specifically our Asia division, as a separate reporting segment. The net gain derived from the sale of KOF Philippines, as well as KOF Philippines’ results of operations from January 1, 2018 through December 12, 2018 were recorded in our consolidated financial statements as part of our Mexico and Central America consolidated reporting segment. See Notes 5 and 26 to our consolidated financial statements.

Recent Acquisitions. In April 2018, Compañía Inversionista en Bebidas del Norte, S.L., one of our subsidiaries, acquired from The Coca-Cola Company, ABASA, a Guatemalan bottler of Coca-Cola trademark products with operation in the northeast region of Guatemala, and Compañía de Inversiones Moderna, S.L., another of our subsidiaries, acquired from The Coca-Cola Company, Los Volcanes, a Guatemalan bottler of Coca-Cola trademark products with operations in the southwest region of Guatemala. In June 2018, Inversiones en Bebidas Refrescantes Ibérica, S.L., one of our subsidiaries, acquired from The Coca-Cola Company, Monresa, the Uruguayan bottler of Coca-Cola trademark products.

Recent Developments Relating to Our Indebtedness. In 2018, we entered into certain bank loans in Mexican and Uruguayan pesos for an aggregate principal amount of Ps.10,100 million and 2,212 million Uruguayan pesos (Ps.1,344 million, based on an exchange rate of 0.61 Mexican pesos per Uruguayan peso), respectively. In January 2019, we prepaid three bank loans in Mexican pesos for an aggregate amount of Ps.4,700 million. On November 26, 2018 our 2.375% Notes due 2018 matured and were repaid in full.

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

New Accounting Pronouncements

For a description of the new IFRS and amendments to IFRS adopted during 2018, see Note 2.4 to our consolidated financial statements. In addition, for a description of the recently issued accounting standards effective in 2019 and 2020, see Note 27 to our consolidated financial statements.

Results

The following table sets forth our consolidated income statements for the years ended December 31 2018, 2017 and 2016.

	Year Ended December 31,
	2018(1)(2)		2018(2)	2017(3)	2016(4)
	(in millions of Mexican pesos or millions of U.S. dollars, except per share data)
Revenues:
Net sales	US$	9,260	Ps. 181,823	Ps. 182,850	Ps. 177,082
Other operating revenues		26	519	406	636

Total revenues		9,286	182,342	183,256	177,718
Cost of goods sold		5,012	98,404	99,748	98,056

Gross profit		4,274	83,938	83,508	79,662
Costs and expenses:
Administrative expenses		407	7,999	7,693	7,423
Selling expenses		2,543	49,925	50,351	48,039
Other income		29	569	1,542	1,281
Other expenses		125	2,450	32,899 (5)	5,093
Interest expenses		385	7,568	8,777	7,471
Interest income		51	1,004	791	715
Foreign exchange gain (loss), net		(14)	(277)	788	(1,792)
Gain (loss) on monetary position for subsidiaries in hyperinflationary economies		11	212	1,590	2,417
Market value gain (loss) on financial instruments		(16)	(314)	246	51

Income (loss) before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		875	17,190	(11,255)	14,308
Income taxes		268	5,260	4,184	3,928
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes		(12)	(226)	60	147

Net income (loss) for continuing operations		596	11,704	(15,379)	10,527
Net income (loss) for discontinued operations		172	3,366	3,725	—

	Year Ended December 31,
	2018(1)(2)	2018(2)	2017(3)	2016(4)
	(in millions of Mexican pesos or millions of U.S. dollars, except per share data)
Consolidated net income (loss)	768	15,070	(11,654)	10,527
Attributable to:
Equity holders of the parent for continuing operations	557	10,936	(16,058)	10,070
Equity holders of the parent for discontinued operations	152	2,975	3,256	—
Non-controlling interest for continuing operations	39	768	679	457
Non-controlling interest for discontinued operations	20	391	469	—

Consolidated net income (loss)	768	15,070	(11,654)	10,527
Per share data(6):
Basic earnings (loss) per share from(7):
Continuing operations	0.03	0.65	(0.96)	0.61
Discontinued operations	0.01	0.18	0.19	—
Diluted earnings (loss) per share from(8):
Continuing operations	0.03	0.65	(0.96)	0.61
Discontinued operations	0.01	0.18	0.19	—

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps.19.64 to US$1.00 solely for the convenience of the reader.
(2)	Includes results of ABASA and Los Volcanes from May 2018 and Monresa from July 2018. See “Item 4. Information on the Company—The Company—Corporate History.”
(3)

Our consolidated statements of income for 2017 were restated for comparative purposes, as a result of the sale of our equity participation in KOF Philippines. For further information see “—General—Sale of Equity Participation in KOF Philippines.”

(4)	Includes results of Vonpar from December 2016. See “Item 4. Information on the Company—The Company—Corporate History.”
(5)	See Note 19 to our consolidated financial statements.
(6)	Per share data has been restated to give effect to the Stock Split.
(7)	Computed on the basis of the weighted average number of shares outstanding during the period: 16,806.7 million in 2018, 16,730.8 million in 2017 and 16,598.7 million in 2016.
(8)

The diluted earnings per share calculation was computed on the basis of the diluted weighted average number of shares outstanding during the period: 16,806.7 million in 2018, 16,730.8 million in 2017 and 16,598.7 million in 2016 (which reflects the commitment to deliver Series L shares to the sellers of Vonpar, without changing the number of shares for 2016). For further information see Note 3.26 to our consolidated financial statements.

Operations by Consolidated Reporting Segment

The following table sets forth certain financial information for each of our consolidated reporting segments for the years ended December 31, 2018, 2017 and 2016. See Note 26 to our consolidated financial statements for additional information about all of our consolidated reporting segments.

	Year Ended December 31,
	2018(1)	2017(1)	2016(1)
	(in millions of Mexican pesos)
Total revenues
Mexico and Central America(1)	100,162	92,643	87,557
South America(2)	82,180	86,608	71,293
Venezuela(3)	—	4,005	18,868
Gross profit
Mexico and Central America(1)	48,162	45,106	43,569
South America(2)	35,776	37,756	29,263
Venezuela(3)	—	646	6,830

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama. Includes results of ABASA and Los Volcanes from May 2018.
(2)	Includes Colombia, Brazil, Argentina and Uruguay. Includes results of Vonpar from December 2016 and Monresa from July 2018.
(3)	We stopped consolidating our Venezuelan operations commencing on January 1, 2018.

Results for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Consolidated Results

The comparability of our financial and operating performance in 2018 as compared to 2017 was affected by the following factors: (1) the ongoing integration of mergers, acquisitions, and divestitures completed in recent years, specifically the acquisitions in Guatemala and Uruguay in April and June 2018, respectively; (2) translation effects from fluctuations in exchange rates; (3) our results in Argentina, which effective as of January 1, 2018 is considered a hyperinflationary economy; (4) the deconsolidation of our Venezuelan operations effective as of December 31, 2017; and (5) the classification of KOF Philippines as a discontinued operation effective as of January 1, 2018 and the restatement for comparative purposes of the corresponding results for 2017 to exclude the results of KOF Philippines, as if such operation had been discontinued as of February 1, 2017, the date we commenced consolidating the financial results of KOF Philippines in our financial statements. To translate the full-year 2018 results of Argentina, we used the end-of-period exchange rate of 37.70 Argentine pesos per U.S. dollar. The depreciation of the Argentine peso at December 31, 2018, as compared to the average exchange rate for 2017, was 127.7%. In addition, the average depreciation of currencies used in our main operations relative to the U.S. dollar in 2018, as compared to 2017, were: 14.5% for the Brazilian real, 1.6% for the Mexican peso, 0.2% for the Colombian peso and 7.2% for the Uruguayan peso.

Total Revenues. Our consolidated total revenues decreased by 0.5% to Ps.182,342 million in 2018, mainly as a result of the depreciation of the Argentine peso, the Brazilian real and the Colombian peso, in each case as compared to the Mexican peso, and the deconsolidation of KOF Venezuela effective as of December 31, 2017, which were partially offset by price increases aligned with or above inflation and volume growth in key territories. On a comparable basis, total revenues would have increased by 5.9%, mainly as a result of an increase in the average price per unit case across our operations and volume growth in Brazil, Central America and Colombia.

Total sales volume remained flat at 3,321.8 million unit cases in 2018 as compared to 2017. On a comparable basis, total sales volume would have increased by 1.3% in 2018 as compared to 2017.

•

Sales volume of our sparkling beverage portfolio remained flat as compared to 2017; sales volume of our colas portfolio increased by 2.3%, while sales volume of our flavored sparkling beverage portfolio declined by 8.2%. On a comparable basis, sales volume of our sparkling beverage portfolio would have increased by 1.0% as compared to 2017, driven by growth across all of our operations (except for Mexico which had a flat performance). Sales volume of our colas portfolio would have increased by 2.8%, mainly due to volume growth in most of our territories, and sales volume of our flavored sparkling beverages portfolio would have declined by 5.6%.

•

Sales volume of our still beverage portfolio increased by 3.1% as compared to 2017. On a comparable basis, sales volume of our still beverage portfolio would have increased by 5.8%, driven by growth in Brazil, Central America and Mexico, which was partially offset by a volume contraction in Colombia.

•

Sales volume of our bottled water category, excluding bulk water, increased by 1.9% as compared to 2017. On a comparable basis, sales volume of our water portfolio would have increased by 7.2%, driven by growth in Brazil, Colombia and Mexico, which was partially offset by a volume contraction in Central America.

•

Sales volume of our bulk water category declined by 2.0%. On a comparable basis, sales volume of our bulk water portfolio would have decreased by 2.6%, mainly as a result of volume contraction in Mexico, which was partially offset by volume growth in Brazil, Central America and Colombia.

Consolidated average price per unit case decreased by 1.4% to Ps.50.57 in 2018, as compared to Ps.51.31 in 2017, mainly as a result of the negative translation effect resulting from depreciation of the Argentine peso and the Brazilian real relative to the Mexican peso, which was partially offset by the positive translation effect resulting from the appreciation of the Colombian peso relative to the Mexican peso. On a comparable basis, average price per unit case would have increased by 3.1% in 2018, driven by average price per unit case increases in local currency in Mexico and Brazil.

Gross Profit. Our gross profit increased by 0.5% to Ps.83,938 million in 2018; with a gross margin expansion of 40 basis points to reach 46.0% in 2018 as compared to 2017. On a comparable basis, our gross profit would have increased by 5.5% in 2018, as compared to 2017. Our pricing initiatives, together with lower sweetener prices in most of our operations, were offset by higher PET resin costs across most of our operations, higher concentrate costs in Mexico, and the depreciation in the average exchange rate of all of our operating currencies as applied to U.S. dollar-denominated raw material costs.

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

Administrative and Selling Expenses. Our administrative and selling expenses decreased by 0.2% to Ps.57,924 in 2018 as compared to 2017. Our administrative and selling expenses as a percentage of total revenues increased by 10 basis points to 31.8% in 2018 as compared to 2017, mainly as a result of an increase in labor and freight costs, which were partially offset by the effects of favorable foreign exchange translations. In 2018, we continued investing across our territories to support marketplace execution, increase our cooler coverage, and bolster our returnable presentation base.

Other Expenses Net. We recorded other expenses net of Ps.1,880 million in 2018 as compared to Ps.31,357 million in 2017, which decrease was mainly as a result of a one-time non-cash charge related to the deconsolidation of KOF Venezuela as of December 31, 2017. Our non-operating expenses net in 2018 were mainly comprised of an impairment of Ps.432 million of our investment in Compañía Panameña de Bebidas, S.A.P.I. de C.V. (Estrella Azul) along with provisions related to contingencies in Brazil and Colombia. For more information, see Notes 3.3 (Venezuela) and 10 (Estrella Azul) to our consolidated financial statements.

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

Comprehensive financing result in 2018 recorded an expense of Ps.6,943 million as compared to an expense of Ps.5,362 million in 2017. This 29.5% increase was mainly driven by a foreign exchange loss of Ps.277 million in 2018 as compared to a foreign exchange gain of Ps.788 million in 2017, as a result of the depreciation of the Mexican peso relative to the U.S. dollar as applied to our U.S. dollar-denominated cash position, that included US$715 million of proceeds received from the sale of our equity interest in KOF Philippines. This foreign exchange loss was partially offset by a 13.8% decrease in interest expense in 2018 as compared to 2017. In 2018 we recognized a Ps.212 million gain in monetary position in hyperinflationary subsidiaries related to our operations in Argentina, as compared to a gain of Ps.1,591 million in 2017 related to our operations in Venezuela prior to the deconsolidation.

Income Taxes. In 2018, our effective income tax rate was 31.0%, reaching Ps.5,260 million in 2018, as compared to Ps.4,184 million in 2017. This increase was mainly driven by higher tax rates in Brazil as compared to tax rates in other jurisdictions where we operate, considering the relative weight of Brazil’s profits in our consolidated results, as well as the deconsolidation of KOF Venezuela, which had deferred taxes in 2017. For more information, see Note 24 to our consolidated financial statements.

Share of the Profit of Associates and Joint Ventures Accounted for Using the Equity Method, Net of Taxes. In 2018, we recorded a loss of Ps.226 million in the share of the profits of associates and joint ventures accounted for using the equity method, net of taxes, mainly due to a loss in Compañía Panameña de Bebidas, S.A.P.I. de C.V. (Estrella Azul) and Jugos del Valle; this loss was partially offset by gains in our joint ventures in Brazil.

Net Income (Equity holders of the parent). We reported a net controlling interest income of Ps.13,911 million in 2018, as compared to a net controlling interest loss of Ps.12,802 million in 2017. This was mainly driven by a decrease in other non-operating expenses net as described above. Our net controlling interest income from continuing operations was Ps.10,936 million in 2018, as compared to a net controlling interest loss from continuing operations of Ps.16,058 million in 2017.

Results by Consolidated Reporting Segment

Mexico and Central America

Total Revenues. Total revenues in our Mexico and Central America consolidated reporting segment increased by 8.1% to Ps.100,162.4 million in 2018 as compared to 2017, mainly as a result of an increase in the average price per unit case in Mexico and the consolidation of our acquisitions of ABASA and Los Volcanes in Guatemala.

Total sales volume in our Mexico and Central America consolidated reporting segment increased by 2.3% to 2,065.0 million unit cases in 2018 as compared to 2017, as a result of volume growth in Central America.

•

Sales volume of our sparkling beverage portfolio increased by 2.9%, mainly driven by a 3.6% increase in our colas portfolio, which was partially offset by a flat performance of our flavored sparkling beverage portfolio. On a comparable basis, sales volume of our sparkling beverage portfolio would have increased by 0.5% as compared to 2017, driven by growth across all of our operations. Sales volume of our colas portfolio would have increased by 0.8%, while sales volume of our flavored sparkling beverage portfolio would have declined by 0.9%.

•

Sales volume of our still beverage portfolio increased by 7.4%, mainly due to growth in both Mexico and Central America. On a comparable basis, sales volume of our still beverage portfolio would have increased by 6.9% as compared to 2017, driven by growth across all of our territories.

•

Sales volume of bottled water, excluding bulk water, increased by 4.8%, as Mexico and Central America had a positive performance. On a comparable basis, sales volume of our bottled water portfolio would have increased by 3.9% as compared to 2017, driven by growth in Mexico.

•	Sales volume of our bulk water portfolio declined 3.5%.

Sales volume in Mexico slightly increased by 0.3% to 1,850.2 million unit cases in 2018, as compared to 1,845.0 million unit cases in 2017.

•

Sales volume of our sparkling beverage portfolio increased by 0.2%, driven by a 0.3% increase in our colas portfolio, which was partially offset by a 0.2% decrease in sales volume of our flavored sparkling beverage portfolio.

•	Sales volume of our still beverage portfolio increased by 7.3%.

•	Sales volume of bottled water, excluding bulk water, increased by 4.7%.

•	Sales volume of our bulk water portfolio decreased by 3.6%.

Sales volume in Central America increased by 24.2% to 214.8 million unit cases in 2018, as compared to 173.0 million unit cases in 2017, mainly as a result of the acquisitions of ABASA and Los Volcanes in Guatemala.

•

Sales volume of our sparkling beverage portfolio increased by 27.8%, driven by a 37.1% increase in sales volume of our colas portfolio and a 0.7% increase in sales volume of our flavored sparkling beverage portfolio. On a comparable basis, sales volume of our sparkling beverage portfolio would have increased by 3.0% as compared to 2017; sales volume of our colas portfolio would have increased by 6.0%, while sales volume of our flavored sparkling beverage portfolio would have declined by 5.7%.

•	Sales volume of our still beverage portfolio increased by 7.8%. On a comparable basis, sales volume of our still beverage portfolio would have increased by 4.4% as compared to 2017.

•	Sales volume of bottled water, excluding bulk water, increased by 5.8%. On a comparable basis, sales volume of our bottled water portfolio would have decreased by 2.8% as compared to 2017.

•	Sales volume of our bulk water portfolio grew by 1.5%.

Gross Profit. Our gross profit in this consolidated reporting segment increased by 6.8% to Ps.48,162.3 million in 2018 as compared to 2017; however, gross profit margin decreased by 60 basis points to 48.1% in 2018. Gross profit margin decreased mainly as a result of higher PET resin prices, increases in concentrate prices in Mexico and the depreciation of the average exchange rates of the Mexican peso, the Guatemalan quetzal, the Costa Rican colon and the Nicaraguan Cordoba, in each case as applied to our U.S. dollar-denominated raw material costs, which factors were partially offset by our pricing initiatives, a favorable currency hedging position and the decline of sweeteners costs.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in this consolidated reporting segment increased by 50 basis points to 33.7% in 2018 as compared with the same period in 2017. Administrative and selling expenses, in absolute terms, increased 9.7% as compared to 2017 driven mainly by increases in freight and labor costs in Mexico.

South America

Total Revenues. Total revenues in our South America consolidated reporting segment decreased by 5.1% to Ps.82,179.6 million in 2018 as compared to 2017, mainly as a result of negative translation effects due to the depreciation of the Argentine peso, the Brazilian real and the Colombian peso, in each case as compared to the Mexican peso. These effects were partially offset by volume growth in Brazil and Colombia together with average price per unit case growth across our territories and the consolidation of our new acquisition in Uruguay. Total revenues for beer amounted to Ps.13,848.5 million in 2018. On a comparable basis, total revenues would have increased by 6.9%, driven by volume growth and average price per unit case increases in local currencies across our territories.

Total sales volume in our South America consolidated reporting segment increased by 1.7% to 1,256.8 million unit cases in 2018 as compared to 2017, mainly as a result of volume growth in Brazil and Colombia, which was partially offset by volume contraction in Argentina. On a comparable basis, total sales volume would have increased by 2.8% in 2018 as compared to 2017, as a result of volume growth in all of our South America operations.

•

Sales volume of our sparkling beverage portfolio increased by 1.1% as compared to 2017. On a comparable basis, sales volume of our sparkling beverage portfolio would have increased by 1.9%, mainly due to volume growth of our colas portfolio in all our South American territories, and a volume contraction in our flavored sparkling beverages in Brazil and Colombia.

•

Sales volume of our still beverage portfolio decreased by 1.1% as compared to 2017. On a comparable basis, sales volume of our still beverage portfolio would have increased by 3.4%, mainly driven by volume growth in Brazil, which was partially offset by volume decline in Colombia.

•

Sales volume of our bottled water category, excluding bulk water, increased by 8.0% as compared to 2017. On a comparable basis, sales volume of our bottled water category, excluding bulk water, would have increased by 12.8% as compared to 2017, with volume expansions in Brazil and Colombia.

•

Sales volume of our bulk water portfolio increased by 10.5% as compared to 2017. On a comparable basis, sales volume of our bulk water portfolio would have increased by 8.3%, mainly driven by a volume growth in Colombia and Brazil.

Sales volume in Brazil increased by 2.9% to 787.4 million unit cases in 2018, as compared to 765.1 million unit cases in 2017.

•

Sales volume of our sparkling beverage portfolio increased by 1.2% as compared to 2017, as a result of a 4.7% increase in our colas portfolio, which was partially offset by a 8.5% decrease in sales volume of our flavored sparkling beverage portfolio.

•	Sales volume of our still beverage portfolio increased by 18.2% as compared to 2017.

•	Sales volume of our bottled water, excluding bulk water, increased by 15.0% as compared to 2017.

•	Sales volume of our bulk water portfolio increased by 16.1%.

Sales volume in Colombia increased by 2.4% to 271.4 million unit cases in 2018, as compared to 265.0 million unit cases in 2017.

•

Sales volume of our sparkling beverage portfolio increased by 4.0% as compared to 2017, mainly driven by a 11.4% increase in our colas portfolio, which was partially offset by a 29.4% decrease of sales volume of our flavored sparkling beverages portfolio.

•	Sales volume of our still beverage portfolio decreased by 21.4% during 2018, as compared to 2017.

•	Sales volume of bottled water, excluding bulk water, increased by 9.0% as compared to 2017.

•	Sales volume of our bulk water portfolio increased by 5.6%.

Sales volume in Argentina decreased by 14.9% to 175.3 million unit cases in 2018, as compared to 205.9 million unit cases in 2017.

•

Sales volume of our sparkling beverage portfolio decreased by 15.2% as compared to 2017, mainly driven by a decrease in sales volume of our colas portfolio and our flavored sparkling beverage portfolio.

•	Sales volume of our still beverage portfolio decreased by 20.5% as compared to 2017.

•	Sales volume of bottled water, excluding bulk water, decreased by 14.9%.

•	Sales volume of our bulk water portfolio increased by 25.6%.

Sales volume in Uruguay amounted to 22.7 million unit cases in 2018. Our sparkling beverage category represented 91.6% of our total sales volume. Our still beverage category represented 1.5% of our total sales volume. Our water portfolio represented 6.9% of our total sales volume.

Gross Profit. Gross profit in this consolidated reporting segment amounted to Ps.35,776.0 million, a decrease of 5.2% in 2018 as compared to 2017, with a 110 basis point margin contraction to 43.5%. This decrease in gross profit was mainly driven by higher PET resin prices in the segment, an unfavorable raw material hedging position in Brazil, and the depreciation of the Argentine peso, Brazilian real and the Colombian peso as applied to U.S. dollar-denominated raw material costs, which factors were partially offset by lower sweetener prices, a favorable currency hedging position in the segment and our pricing initiatives.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in this consolidated reporting segment increased by 10 basis points to 29.5% in 2018 as compared to 2017. Administrative and selling expenses, in absolute terms, decreased by 4.8% as compared to 2017, driven mainly by operating expense efficiencies in Brazil.

Results for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Consolidated Results

The comparability of our financial and operating performance in 2017 as compared to 2016 was affected by the following factors: (1) the ongoing integration of mergers, acquisitions, and divestitures completed in recent years; (2) translation effects from fluctuations in exchange rates; and (3) our results in Venezuela, which is considered a hyperinflationary economy, and the non-recurrent charges as a result of the deconsolidation of our Venezuelan operations. In certain information presented below, we have excluded the effects of (i) translation effects resulting from exchange rate fluctuations, (ii) our acquisition of Vonpar in Brazil, and (iii) our operations in Venezuela, in order to better describe the performance of our business on a comparable basis in 2017 as compared to 2016. To translate the results of our Venezuelan operations in 2017, we used the exchange rate of 22,793 bolivars per U.S. dollar, as compared to 673.76 bolivars per U.S. dollar used to translate our 2016 reported results. In addition, the average depreciation of currencies used in our main operations relative to the U.S. dollar in 2017, as compared to 2016, were: 12.1% for the Argentine peso and 1.5% for the Mexican peso. Moreover, the average appreciation of currencies used in our main operations relative to the U.S. dollar in 2017, as compared to 2016, were: 3.4% for the Colombian peso and 8.5% for the Brazilian real.

Total Revenues. Our consolidated total revenues increased by 3.1% to Ps.183,256 million in 2017, as a result of the acquisition of Vonpar in Brazil. Total revenues were also driven by average price per unit case increases in local currency aligned with or above inflation in key territories, supported by the positive translation effect resulting from the appreciation of the Brazilian real and the Colombian peso, despite the depreciation of the Argentine peso, and the Venezuelan bolivar; in each case relative to the Mexican peso. On a comparable basis, total revenues would have increased by 3.6%, driven by growth in our average price per unit case across most of our operations, which were partially offset by volume declines in our South American (excluding Venezuela) consolidated reporting segment.

Total sales volume decreased by 0.5% to 3,318.2 million unit cases in 2017 as compared to 2016, mainly as a result of volume contraction in Argentina, Colombia and Venezuela as discussed below, which was partially offset by the acquisition of Vonpar. On a comparable basis, total sales volume would have decreased by 2.5% in 2017 as compared to 2016.

•

Sales volume of our sparkling beverage portfolio remained flat as compared to 2016. On a comparable basis, sales volume of our sparkling beverage portfolio would have decreased by 2.6%, driven by volume contractions across our operations. On the same basis, sales volume of our colas portfolio would have declined by 2.2%, while sales volume of our flavored sparkling beverage portfolio would have declined by 4.1%.

•

Sales volume of our still beverage portfolio declined by 2.1%, as compared to 2016. On a comparable basis, sales volume of our still beverage portfolio would have declined by 1.6%, mainly due to volume contractions in Brazil and Colombia, which were partially offset by volume growth in Mexico and Argentina.

•

Sales volume of our bottled water category, excluding bulk water, declined 2.7% as compared to 2016. On a comparable basis, sales volume of our bottled water category, excluding bulk water, would have declined by 1.2%, driven mainly by growth in Mexico and Central America, which was partially offset by volume contractions in South America.

•

Sales volume of our bulk water portfolio decreased by 1.6%, as compared to 2016. On a comparable basis, sales volume of our bulk water portfolio would have declined by 2.2%, driven mainly by a volume contraction in Colombia, which was partially offset by volume growth in Argentina and Brazil.

Consolidated average price per unit case increased by 1.1% to Ps.51.31 in 2017, as compared to Ps.50.75 in 2016, mainly as a result of the positive translation effect resulting from the appreciation of the Brazilian real and the Colombian peso, in each case relative to the Mexican peso, which was partially offset by the negative translation effect resulting from depreciation of the Argentine peso and the Venezuelan bolivar relative to the Mexican peso. On a comparable basis, average price per unit case would have increased by 6.4% in 2017, driven by average price per unit case increases in local currency in Mexico, Argentina, Brazil and Colombia.

Gross Profit. Our gross profit increased by 4.8% to Ps.83,507 million in 2017; our gross profit margin increased by 80 basis points to reach 45.6% in 2017 as compared to 2016. On a comparable basis, our gross profit would have increased by 5.9% in 2017, as compared to 2016. Our pricing initiatives, together with our currency and raw material hedging strategies, offset higher costs resulting from higher sweetener and concentrate prices in Mexico and the depreciation in the average exchange rate of the Mexican peso and the Argentine peso, as applied to U.S. dollar-denominated raw material costs.

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

Administrative and Selling Expenses. Our administrative and selling expenses as a percentage of total revenues increased by 50 basis points to 31.7% in 2017 as compared to 2016. Our administrative and selling expenses in absolute terms increased by 4.7% to Ps.58,045 million as compared to Ps.55,462 million in 2016, mainly as a result of the acquisition of Vonpar; however, this increase was partially offset by the effects of foreign exchange translations. In 2017, we continued investing across our territories to support marketplace execution, increase our cooler coverage, and bolster our returnable presentation base.

Other Expenses Net. We recorded other expenses net of Ps.31,357 million in 2017 as compared to Ps.3,812 million in 2016, mainly due to the deconsolidation of Venezuela. For more information, see Note 3.3 to our consolidated financial statements.

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

Comprehensive financing result in 2017 recorded an expense of Ps.5,362 million as compared to an expense of Ps.6,080 million in 2016. This decrease was mainly driven by an increase in interest expenses of Ps.8,778 million in 2017 as compared to interest expenses of Ps.7,471 million in 2016, which was more than offset by a foreign exchange gain of Ps.788 million in 2017 as compared to a foreign exchange loss of Ps.1,792 million in 2016, such gain resulting from the appreciation of the end-of-period exchange rate of the Mexican peso relative to the U.S. dollar as applied to our U.S. dollar-denominated debt.

Income Taxes. In 2017, reported income tax was Ps.4,184 million as compared to Ps.3,928 million in 2016.

Share of the Profit of Associates and Joint Ventures Accounted for Using the Equity Method, Net of Taxes. In 2017, we recorded a gain of Ps.60 million in the share of the profits of associates and joint ventures accounted for using the equity method, net of taxes; mainly as a result of gains in our joint ventures in Brazil.

Net Income (Equity holders of the parent). Consolidated net controlling interest loss was Ps.12,802 million during 2017, mainly as a result of the deconsolidation of our Venezuelan operations, which resulted in the reclassification of an accumulated non-cash item as a one-time charge to the other expenses line of the income statement in accordance with IFRS standards. On a comparable basis, controlling net income would have grown 30.4% in 2017.

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

•

Sales volume of our sparkling beverage portfolio decreased by 0.9%, mainly driven by a 1.4% decrease in sales volume of our colas portfolio, which was partially offset by a 1.1% increase in sales volume of our flavored sparkling beverage portfolio.

•	Sales volume of our still beverage portfolio increased by 3.8%, mainly due to growth in both Mexico and Central America.

•	Sales volume of our bottled water category, excluding bulk water, increased by 2.6%, as Mexico and Central America had a positive performance.

•	Sales volume of our bulk water portfolio declined by 0.7%.

Sales volume in Mexico decreased by 0.3% to 1,845.0 million unit cases in 2017, as compared to 1,850.7 million unit cases in 2016.

•

Sales volume of our sparkling beverage portfolio decreased by 0.8%, driven by a 1.3% volume decrease in our colas portfolio, which was partially offset by a 1.6% volume increase in our flavored sparkling beverage portfolio.

•	Sales volume of our still beverage portfolio increased by 4.4%.

•	Sales volume of our bottled water category, excluding bulk water, increased by 2.3%.

•	Sales volume of our bulk water portfolio declined by 0.6%.

Sales volume in Central America decreased by 1.1% to 173.0 million unit cases in 2017, as compared to 174.9 million unit cases in 2016.

•	Sales volume of our sparkling beverage portfolio decreased by 1.8%, driven by a 1.7% volume decrease in our colas portfolio and a 2.0% volume decrease in our flavored sparkling beverage portfolio.

•	Sales volume of our still beverage portfolio increased slightly by 0.5%.

•	Sales volume of our bottled water category, excluding bulk water, increased by 5.7%.

•	Sales volume of our bulk water portfolio declined by 3.9%.

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

South America

Total Revenues. Total revenues in our South America consolidated reporting segment increased by 21.5% to Ps.86,608 million in 2017 as compared to 2016, mainly as a result of the acquisition of Vonpar in Brazil and driven by average price per unit case increases together with the positive translation effect resulting from the appreciation of the Brazilian real and the Colombian peso relative to the Mexican peso. Total revenues for beer amounted to Ps.12,608 million.

Total sales volume in our South America consolidated reporting segment increased by 6.1% to 1,236.0 million unit cases in 2017 as compared to 2016, mainly as a result of the acquisition of Vonpar in Brazil. On a comparable basis, total sales volume would have decreased by 6.0% in 2017 as compared to 2016, as a result of a volume contraction in all of our South America operations.

•

Sales volume of our sparkling beverage portfolio increased by 5.1% as compared to 2016. On a comparable basis, sales volume of our sparkling beverage portfolio would have decreased by 5.3%, mainly due to volume contraction of our colas portfolio in all our South American territories and volume contraction in our flavored sparkling beverages portfolio in Brazil and Colombia.

•

Sales volume of our still beverage portfolio decreased by 3.3% as compared to 2016. On a comparable basis, sales volume of our still beverage portfolio would have decreased by 10.4%, mainly driven by a volume contraction in Colombia, which was partially offset by volume growth in Argentina.

•

Sales volume of our bottled water category, excluding bulk water, decreased by 2.4% as compared to 2016. On a comparable basis, sales volume of our bottled water category, excluding bulk water, would have decreased by 7.7% as compared to 2016, with volume contractions in Argentina, Brazil and Colombia.

•

Sales volume of our bulk water portfolio decreased by 8.0% as compared to 2016. On a comparable basis, sales volume of our bulk water portfolio would have declined by 11.1%, mainly driven by volume decline in Colombia, which was partially offset by volume growth in Argentina and Brazil.

Sales volume in Brazil increased by 17.9% to 765.1 million unit cases in 2017, as compared to 648.9 million unit cases in 2016, mainly as a result of the acquisition of Vonpar in Brazil. On a comparable basis, sales volume would have decreased by 3.8%.

•

Sales volume of our sparkling beverage portfolio increased by 18.8% as compared to 2016. On a comparable basis, sales volume of our sparkling beverage portfolio would have decreased by 3.9%, as a result of a 3.2% volume decrease in our colas portfolio and a 5.8% volume decrease in our flavored sparkling beverage portfolio.

•	Sales volume of our still beverage portfolio increased by 14.9% as compared to 2016. On a comparable basis, sales volume of our still beverage portfolio would have decreased by 2.1%.

•

Sales volume of our bottled water, excluding bulk water, increased by 7.4% as compared to 2016, while sales volume of our bulk water portfolio increased by 18.0%. On a comparable basis, sales volume of our bottled water category, excluding bulk water, would have decreased by 4.8%, while our bulk water portfolio would have increased by 2.5%.

Sales volume in Colombia decreased by 13.7% to 265.0 million unit cases in 2017, as compared to 307.0 million unit cases in 2016.

•

Sales volume of our sparkling beverage portfolio decreased by 11.8% as compared to 2016, mainly driven by a 6.0% volume decrease in our colas portfolio and a 31.2% volume decrease in our flavored sparkling beverages portfolio.

•	Sales volume of our still beverage portfolio decreased by 29.1% during 2017, as compared to 2016.

•	Sales volume of our bottled water category, excluding bulk water, decreased by 8.1% as compared to 2016, while sales volume of our bulk water portfolio decreased by 18.1%.

Sales volume in Argentina decreased by 1.5% to 205.9 million unit cases in 2017, as compared to 209.1 million unit cases in 2016.

•	Sales volume of our sparkling beverage portfolio decreased by 1.5% as compared to 2016, mainly driven by volume decrease in our colas portfolio.

•	Sales volume of our still beverage portfolio increased by 12.3% as compared to 2016.

•	Sales volume of our bottled water category, excluding bulk water, decreased by 7.7%, while our bulk water portfolio decreased by 11.1%.

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

Venezuela

We stopped accounting for our Venezuelan operations as a separate consolidated reporting segment commencing on January 1, 2018.

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

•	Sales volume of our sparkling beverage portfolio decreased by 54.5%.

•	Sales volume of our still beverage portfolio decreased by 29.1%.

•	Sales volume of our bottled water category, including bulk water, decreased by 48.8%.

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

Our total indebtedness was Ps.81,805 million as of December 31, 2018, as compared to Ps.83,360 million as of December 31, 2017. Short-term debt and long-term debt were Ps.11,604 million and Ps.70,201 million, respectively, as of December 31, 2018, as compared to Ps.12,171 million and Ps.71,189 million, respectively, as of December 31, 2017. Total debt decreased Ps.1,555 million in 2018, compared to year end 2017. As of December 31, 2018, our cash and cash equivalents were Ps.23,727 million, as compared to Ps.18,767 million as of December 31, 2017. We had a non-recurrent cash inflow of US$715 million (Ps.14,547 million as of December 31, 2018) in 2018 as a result of the sale of our 51.0% stake in KOF Philippines to The Coca-Cola Company. Additionally, we had cash outflows in 2018 mainly resulting from dividend payments and the repayment of our 2.375% Notes due 2018. As of December 31, 2018, our cash and cash equivalents were comprised of 66.0% U.S. dollars, 15.0% Mexican pesos, 12.0% Brazilian reais, 2.0% Argentine pesos, 2.0% Colombian pesos and 3.0% other legal currencies. As of March 31, 2019, our cash and cash equivalents balance was Ps.23,615 million, including US$574 million denominated in U.S. dollars. We believe that these funds, in addition to the cash generated by our operations, are sufficient to meet our operating requirements.

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

Our financing, treasury and derivatives policies provide that our finance and planning committee is responsible for determining the company’s overall financial strategy, including the dividends policy, investments of our funds, cash flow and working capital strategies, mergers and acquisitions, debt and equity issuances, repurchases of shares, contract of financial derivative instruments (only for hedging purposes), purchase and lease of assets and indebtedness of the company, among others; which is ultimately approved by our board of directors and implemented by our corporate finance department.

Sources and Uses of Cash. The following table summarizes the sources and uses of cash for the years ended December 31, 2018, 2017 and 2016, from our consolidated statements of changes in cash flows:

	Year Ended December 31,
	2018	2017	2016
	(in millions of Mexican pesos)
Net cash flows from operating activities
Continuing operations	27,581	26,536	32,446
Discontinued operations	1,962	6,700	—
Net cash flows used in investing activities(1)
Continuing operations(2)	(8,291)	(13,710)	(26,915)
Discontinued operations	(962)	2,820	—
Net cash flows used in financing activities
Continuing operations	(14,235)	(10,290)	(9,734)
Discontinued operations	(37)	(485)	—
Dividends paid	(7,038)	(6,992)	(7,014)

(1)

Includes purchases of property, plant and equipment, the payment of a portion of the purchase price for our acquisitions of ABASA, Los Volcanes and Monresa in 2018 and Vonpar in 2016 and investments in other assets.

(2)	Includes cash for the sale of KOF Philippines, net of cash balances in KOF Philippines.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2018:

	As of December 31, 2018
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total
	(in millions of Mexican pesos)
Debt(1)
Mexican pesos	4,700	7,898	8,992	8,488	30,078
U.S. dollars	10	13,854	17,557	11,818	43,239
Brazilian reais	5,088 (2)	462	111	24	5,685
Colombian pesos	878	424	—	—	1,302
Argentine pesos	157	—	—	—	157
Uruguayan pesos	771	573	—	—	1,344
Interest Payments on Debt(3)
Mexican pesos	2,193	3,292	1,987	2,395	9,867
U.S. dollars	1,890	2,304	1,964	13,815	19,973
Brazilian reais	79	57	12	2	149
Colombian pesos	63	3	—	—	66
Argentine pesos	27	—	—	—	27
Uruguayan pesos	111	41	—	—	152
Cross Currency Swaps
U.S. dollars to Mexican pesos(4)	—	(386)	(135)	(160)	(681)
U.S. dollars to Brazilian reais(5)	(498)	(1,090)	390	—	(1,198)
Interest Rate Swaps
Brazilian variable interest rate to fixed rate(6)	49	222	—	—	271
Options
U.S. dollars to Mexican pesos(7)	(23)	—	—	—	(23)
U.S. dollars to Colombian pesos(8)	(1)	—	—	—	(1)
Forwards
U.S. dollars to Mexican pesos(9)	45	—	—	—	45
U.S. dollars to Brazilian reais(10)	(39)	—	—	—	(39)
U.S. dollars to Colombian pesos(11)	(59)	—	—	—	(59)
U.S. dollars to Argentine pesos(12)	14	—	—	—	14
U.S. dollars to Uruguayan pesos(13)	(4)	—	—	—	(4)
Commodity Hedge Contracts
Sugar(14)	88	—	—	—	88
Aluminum(15)	17	—	—	—	17
PET resin(16)	131	—	—	—	131
Expected Benefits to be Paid for Pension and Retirement Plans, Seniority Premiums and Post-employment	353	491	495	1,701	3,040

(1)	Excludes the effect of cross currency swaps.
(2)

Part of our debt denominated in Brazilian reais consists of a promissory note for 1,166 million Brazilian reais, which was partially offset on November 14, 2018 as a result of the occurrence of certain contingencies for which the holders of such debt agreed to indemnify us, resulting in an outstanding amount of 916 million Brazilian reais (Ps.4,653 million as of December 31, 2018). This promissory note is denominated and payable in Brazilian reais; however, it is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.

(3)

Interest was calculated using the contractual debt and nominal interest rates as of December 31, 2018. Liabilities denominated in U.S. dollars were converted to Mexican pesos at an exchange rate of Ps.19.68 per U.S. dollar, the exchange rate reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2018.

(4)

Cross-currency swaps used to convert U.S. dollar-denominated debt into Mexican peso-denominated debt with a notional amount of Ps.18,502 million. These cross-currency swaps are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2018.

(5)

Cross-currency swaps used to convert U.S. dollar-denominated debt into Brazilian real-denominated debt with a notional amount of Ps.22,694 million. These cross-currency swaps are considered hedges for accounting purposes and the amounts shown in the table are fair value figures (gain)/loss as of December 31, 2018.

(6)

Reflects the market value as of December 31, 2018 of the interest rate swaps used to hedge Brazilian interest rate variation. These interest rate swaps are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2018.

(7)

Reflects the market value as of December 31, 2018 of a collar option derivative instrument used to hedge against fluctuation in the Mexican peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2018.

(8)

Reflects the market value as of December 31, 2018 of a collar option derivative instrument used to hedge against fluctuation in the Colombian peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2018.

(9)

Reflects the market value as of December 31, 2018 of forward derivative instruments used to hedge against fluctuation in the Mexican peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2018.

(10)

Reflects the market value as of December 31, 2018 of forward derivative instruments used to hedge against fluctuation in the Brazilian real. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2018.

(11)

Reflects the market value as of December 31, 2018 of forward derivative instruments used to hedge against fluctuation in the Colombian peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2018.

(12)

Reflects the market value as of December 31, 2018 of forward derivative instruments used to hedge against fluctuation in the Argentine peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2018.

(13)

Reflects the market value as of December 31, 2018 of forward derivative instruments used to hedge against fluctuation in the Uruguayan peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2018.

(14)

Reflects the market value as of December 31, 2018 of futures contracts used to hedge sugar cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2018.

(15)

Reflects the market value as of December 31, 2018 of futures contracts used to hedge aluminum cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2018.

(16)

Reflects the market value as of December 31, 2018 of futures contracts used to hedge PET resin cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2018.

Debt Structure

The following chart sets forth the debt breakdown of our company and its subsidiaries by currency and interest rate type as of December 31, 2018:

Currency	Percentage of Total Debt(1)(2)	Average Nominal Rate(3)	Average Adjusted Rate(1)(4)
Mexican pesos	60.4%	7.6%	8.4%
U.S. dollars	8.3%	3.9%	3.9%
Brazilian reais	27.8%	7.7%	8.9%
Colombian pesos	1.6%	5.6%	5.6%
Argentine pesos	0.2%	36.8%	36.8%
Uruguayan pesos	1.7%	10.0%	10.0%

(1)	Includes the effects of our derivative contracts as of December 31, 2018, including cross currency swaps from U.S. dollars to Mexican pesos and U.S. dollars to Brazilian reais.
(2)	Due to rounding, these figures may not add up to 100.0%.
(3)	Annual weighted average interest rate per currency as of December 31, 2018.

(4)

Annual weighted average interest rate per currency as of December 31, 2018 after giving effect to interest rate swaps and cross currency swaps. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

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

As of December 31, 2018, we had the following certificados bursátiles outstanding in the Mexican securities market:

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

2.375% Notes due 2018. On November 26, 2013, we issued US$1 billion aggregate principal amount of 2.375% senior notes due November 26, 2018. On August 18, 2017, we redeemed 55.5% of the face value of the 2.375% senior notes in a principal amount of US$555 million. These notes matured and were repaid in full on November 26, 2018.

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

Bank Loans. As of December 31, 2018, we had a number of bank loans in U.S. dollars, Colombian pesos, Brazilian reais, Argentine pesos, Mexican pesos and Uruguayan pesos with an aggregate principal amount of Ps.17,955 million. Our bank loans in U.S. dollars and Mexican pesos are guaranteed by the Guarantors.

In January 2019, we prepaid three bank loans in Mexican pesos for an aggregate amount of Ps.4,700 million.

Promissory Note (Vonpar Acquisition). On December 6, 2016, as part of the purchase price paid for our acquisition of Vonpar, we issued and delivered a three-year promissory note to the sellers, for a total amount of 1,166 million Brazilian reais, which was partially offset on November 14, 2018 as a result of the occurrence of certain contingencies for which the sellers agreed to indemnify us, resulting in an outstanding amount of 916 million Brazilian reais (Ps.4,653 million as of December 31, 2018). The promissory note bears interest at an annual rate of 0.375%, and is denominated and payable in Brazilian reais. The promissory note is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.

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

We have various losses related to tax, labor and other legal proceedings. We periodically assess the probability of loss for such contingencies and accrue a provision and/or disclose the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a provision for the estimated loss. See Note 25 to our consolidated financial statements. We use outside legal counsel for certain complex legal proceedings. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2018:

	As of December 31, 2018
	(in millions of Mexican pesos)
Tax	Ps.	5,038
Labor		2,340
Legal		920

Total	Ps.	8,298

In recent years, our Mexican subsidiaries have been required to submit certain information to relevant authorities regarding alleged monopolistic practices. See “Item 8. Financial Information—Legal Proceedings—Mexico—Antitrust Matters.” Such proceedings are a normal occurrence in the beverage industry and we do not expect any significant liability to arise from these contingencies.

As is customary in Brazil, we have been required by the relevant authorities to collateralize tax contingencies currently in litigation amounting to Ps.7,739 million, Ps.9,433 million and Ps.8,093 million as of December 31, 2018, 2017 and 2016, respectively, by pledging fixed assets, or providing bank guarantees.

In connection with our acquisitions, sellers normally agree to indemnify us against certain contingencies that may arise as a result of the management of the businesses prior to the acquisition, subject to survival provisions and other limitations.

Capital Expenditures

The following table sets forth our capital expenditures, including investment in property, plant and equipment, deferred charges and other investments for the periods indicated on a consolidated basis and by consolidated reporting segment:

	Year Ended December 31,
	2018	2017(1)	2016
	(in millions of Mexican pesos)
Mexico and Central America(2)	6,574	8,231	6,597
South America(3)	4,495	4,686	4,240
Venezuela(4)	—	—	1,554
Capital expenditures, net	11,069	12,917	12,391	(5)

(1)	Excludes the capital expenditures made by KOF Philippines in 2017.
(2)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama. Includes capital expenditures of ABASA and Los Volcanes from May 2018.
(3)	Includes Colombia, Brazil, Argentina and Uruguay. Includes capital expenditures of Monresa from July 2018.
(4)	Includes the effects of inflation.
(5)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets of our Venezuelan operations.

In 2018, 2017 and 2016, we focused our capital expenditures on investments in (i) increasing production capacity; (ii) placing coolers with retailers; (iii) returnable bottles and cases; (iv) improving the efficiency of our distribution infrastructure; and (v) information technology.

We have budgeted approximately US$579 million (Ps.11,369 million as of December 31, 2018) for our capital expenditures in 2019. Our capital expenditures in 2019 are primarily intended for:

•	investments in production capacity;

•	market investments;

•	returnable bottles and cases;

•	improvements throughout our distribution network; and

•	investments in information technology.

We estimate that of our projected capital expenditures for 2019, approximately 42.0% will be for our Mexican territories and the remaining will be for our non-Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2019. Our capital expenditure plan for 2019 may change based on market and other conditions, our results and financial resources.

Historically, The Coca-Cola Company has contributed resources in addition to our own capital expenditures. We generally use these contributions for initiatives that promote volume growth of Coca-Cola trademark beverages, including the placement of coolers with retailers. Such contributions may result in a reduction in our selling expenses line. Contributions by The Coca-Cola Company are made on a discretionary basis. Although we believe that The Coca-Cola Company will make additional contributions in the future to assist our capital expenditure program based on past practice and the benefits to The Coca-Cola Company as owner of the Coca-Cola brands from investments that support the strength of the brands in our territories, we can give no assurance that any such contributions will be made.

Hedging Activities

We hold or enter into derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table provides a summary of the fair value of derivative instruments as of December 31, 2018. The fair market value is estimated using market prices that would apply to terminate the contracts at the end of the period and are confirmed by external sources, which generally are also our counterparties to the relevant contracts.

	Fair Value as of December 31, 2018
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total fair value
	(in millions of Mexican pesos)
Cross Currency Swaps
U.S. dollars to Mexican pesos	—	(386)	(135)	(160)	(681)
U.S. dollars to Brazilian reais	(498)	(1,090)	390	—	(1,198)
Interest Rate Swaps
Brazilian variable interest rate to fixed rate	49	222	—	—	271
Options
U.S. dollars to Mexican pesos	(23)	—	—	—	(23)
U.S. dollars to Colombian pesos	(1)	—	—	—	(1)
Forwards
U.S. dollars to Mexican pesos	45	—	—	—	45
U.S. dollars to Brazilian reais	(39)	—	—	—	(39)
U.S. dollars to Colombian pesos	(59)	—	—	—	(59)
U.S. dollars to Argentine pesos	14	—	—	—	14
U.S. dollars to Uruguayan pesos	(4)	—	—	—	(4)
Commodity Hedge Contracts
Sugar	88	—	—	—	88
Aluminum	17	—	—	—	17
PET resin	131	—	—	—	131

Item 6.	Directors, Senior Management and Employees

Directors

Management of our business is vested in our board of directors and in our chief executive officer. In accordance with our bylaws and Article 24 of the Mexican Securities Market Law, our board of directors will consist of no more than 21 directors, elected at the annual ordinary shareholders meeting for terms of one year. Up to 13 directors may be elected by the Series A shares voting as a class; up to five directors may be elected by the Series D shares voting as a class; and up to three directors may be elected by the Series L shares voting as a class. Directors may only be elected by a majority of shareholders of the appropriate series, voting as a class. Our bylaws further provide that for every 10.0% of issued and paid Series B shares held by shareholders, either individually or as a group, such shareholders shall have the right to appoint and revoke one director and her corresponding alternate, pursuant to Article 50 of the Mexican Securities Market Law. The shareholders meeting will decide, in the event the Series B shares, individually or as a group, are entitled to appoint a director, which series of shares is to reduce the number of directors that such series is entitled to appoint; provided that, the number of directors entitled to be appointed by the Series D shares shall remain unchanged, unless otherwise agreed. In accordance with our bylaws and Article 24 of the Mexican Securities Market Law, at least 25.0% of the members of our board of directors must be independent (as defined by the Mexican Securities Market Law). The board of directors may designate interim directors in the case that a director is absent or an elected director and corresponding alternate are unable to serve; the interim directors serve until the next shareholders meeting, at which the shareholders elect a replacement.

Our bylaws provide that the board of directors shall meet at least four times a year. Since our major shareholders amended their Shareholders Agreement in February 2010, our bylaws were modified accordingly establishing that actions by the board of directors must be approved by at least a majority of the directors present and voting, except under certain limited circumstances which must include the favorable vote of at least two directors elected by the Series D shares. See “Item 7. Major Shareholders and Related

Party Transactions—Major Shareholders—The Shareholders Agreement.” The chairman of the board of directors, the chairman of our Audit Committee, the chairman of our Corporate Practices Committee, or at least 25.0% of our directors may call a board of directors’ meeting and include matters in the meeting agenda.

At our general ordinary shareholders meeting held on March 14, 2019, the following directors were appointed or confirmed: 11 directors were appointed or confirmed by the Series A shares, four directors were appointed or confirmed by the Series D shares and three directors were appointed or confirmed by the Series L shares. Our board of directors is currently comprised of 18 members.

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for information on relationships with certain directors and senior management.

As of the date of this annual report, our board of directors had the following members:

Series A Directors

José Antonio Vicente Fernández Carbajal Chairman	Born:	February 1954
	Gender:	Male
	First elected:	1993, as director; 2001 as chairman.
	Term expires:	2020
	Principal occupation:	Executive Chairman of the board of directors of FEMSA.
	Other directorships:	Chairman of the board of directors of Fundación FEMSA, A.C. and Instituto Tecnológico y de Estudios Superiores de Monterrey, or ITESM. Chairman Emeritus of the US Mexico Foundation. Member of the board of directors of Heineken Holding, N.V. and vice-chairman of the supervisory board of Heineken, N.V. Chairman of the America’s committee and member of the preparatory committee and selection and appointment committee of Heineken, N.V. Member of the board of directors of Industrias Peñoles, S.A.B. de C.V. Co-Chairman of the advisory board of Woodrow Wilson Center, Mexico Chapter and member of the board of trustees of the Massachusetts Institute of Technology Corporation.
	Business experience:	Joined the strategic planning department of FEMSA in 1988, after which he held managerial positions at FEMSA Cerveza’s commercial division and OXXO. He was appointed Deputy Chief Executive Officer of FEMSA in 1991 and Chief Executive Officer in 1995, a position he held until December 31, 2013. As of January 1, 2014, he was appointed Executive Chairman of the board of directors of FEMSA.
	Education:	Holds a degree in Industrial Engineering and a Master in Business Administration, or MBA, from ITESM.

Federico José Reyes García Director	Born:	September 1945
	Gender:	Male
	First elected:	1993
	Term expires:	2020
	Principal occupation:	Independent consultant.
	Other directorships:	Alternate member of the board of directors of FEMSA, and member of the board of directors of Fundación FEMSA and Tec Salud.
	Business experience:	At FEMSA, he held the position of Executive Vice-President of Corporate Development from 1992 to 1993, Chief Financial Officer from 1999 to 2006, and Corporate Development Officer until 2015.
	Education:	Holds a degree in Business and Finance from ITESM.
	Alternate director:	Javier Gerardo Astaburuaga Sanjines

John Anthony Santa Maria Otazua Director	Born:	August 1957
	Gender:	Male
	First elected:	2014
	Term expires:	2020
	Principal occupation:	Our Chief Executive Officer.
	Business experience:	Has served as our Strategic Planning and Business Development Officer and Chief Operating Officer of our Mexican operations. Has served as Strategic Planning and Commercial Development Officer and Chief Operating Officer of our South America division. He also has experience in several areas of our company, namely development of new products and mergers and acquisitions. Has experience with different bottler companies in Mexico in areas such as Strategic Planning and General Management.
	Other directorships:	Member of the board of directors of Gentera, S.A.B. de C.V., or Gentera and member of the board of directors and commercial committee of Banco Compartamos, S.A., Institución de Banca Múltiple.
	Education:	Holds a Bachelor’s degree in Business Administration and a MBA with a major in Finance from Southern Methodist University.

Ricardo Guajardo Touché Independent Director	Born:	May 1948
	Gender:	Male
	First elected:	1993
	Term expires:	2020
	Principal occupation:	Chairman of the board of directors of Solfi, S.A. de C.V.
	Other directorships:	Member of the board of directors of FEMSA, El Puerto de Liverpool, S.A.B. de C.V., Alfa, Grupo Financiero BBVA Bancomer, BBVA Bancomer, S.A., Institución de Banca Múltiple, or BBVA Bancomer, Grupo Aeroportuario del Sureste, S.A.B. de C.V., Grupo Bimbo, S.A.B. de C.V., or Bimbo, Grupo Coppel, S.A. de C.V., ITESM and Vitro, S.A.B. de C.V.
	Business experience:	Has held senior executive positions at FEMSA, Grupo AXA, S.A. de C.V. and Grupo Valores de Monterrey, S.A.B. de C.V.
	Education:	Holds a degree in Electrical Engineering from ITESM and the University of Wisconsin and a Master’s degree from the University of California at Berkeley.

Alfonso González Migoya Independent Director	Born:	January 1945
	Gender:	Male
	First elected:	2006
	Term expires:	2020
	Principal occupation:	Chairman of the board of directors of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (Volaris), and managing partner of Acumen Empresarial, S.A. de C.V.
	Other directorships:	Member of the board of directors of FEMSA, Nemak, S.A.B. de C.V., Bolsa Mexicana de Valores, S.A.B. de C.V., Regional, S.A.B. de C.V., Grupo Cuprum, S.A.P.I. de C.V., Berel, S.A. de C.V., Servicios Corporativos Javer, S.A.B. de C.V. and Invercap Holdings, S.A.P.I. de C.V.

	Business experience:	Served as Corporate Director of Alfa from 1995 to 2005 and as Chairman of the board of directors and Chief Executive Officer of Grupo Industrial Saltillo, S.A.B. de C.V. from 2009 to 2014.
	Education:	Holds a degree in Mechanical Engineering from ITESM and a MBA from the Stanford University Graduate School of Business.

Enrique F. Senior Hernández Independent Director	Born:	August 1943
	Gender:	Male
	First elected:	2004
	Term expires:	2020
	Principal occupation:	Managing Director of Allen & Company, LLC.
	Other directorship:	Alternate member of the board of directors of FEMSA, and member of the board of directors of Grupo Televisa, S.A.B. de C.V., Cinemark USA, Inc. and Univision Communications, Inc.
	Business experience:	Among other clients, has provided financial advisory services to FEMSA and Coca-Cola FEMSA.
	Education:	Holds a law degree from Yale University, an Honorary Law Doctorate from Emerson College and a MBA from Harvard University Business School.

Miguel Eduardo Padilla Silva Director	Born:	January 1955
	Gender:	Male
	First elected:	2016
	Term expires:	2020
	Principal occupation:	Chief Executive Officer of FEMSA.
	Other directorships:	Member of the board of directors of FEMSA, Grupo Lamosa, S.A.B. de C.V., Club Industrial, A.C., Universidad Tec Milenio and Grupo Coppel, S.A. de C.V.
	Business experience:	He held the position of Chief Financial and Corporate Officer of FEMSA from 2016 to 2018 and Chief Executive Officer of FEMSA Comercio from 2004 to 2016. Also, he held the positions of Planning and Control Officer of FEMSA from 1997 to 1999 and Chief Executive Officer of the Strategic Procurement Business Division of FEMSA from 2000 to 2003. He had a 20-year career in Alfa, S.A.B. de C.V., or Alfa, and held a position in Terza, S.A. de C.V. as Chief Executive Officer.
	Education:	Holds a degree in Mechanical Engineering from ITESM, a MBA from Cornell University and executive management studies at Instituto Panamericano de Alta Dirección de Empresa, or IPADE.

Luis Rubio Freidberg Independent Director	Born:	August 1955
	Gender:	Male
	First elected:	2015
	Term expires:	2020
	Principal occupation:	President of México Evalúa, A.C. and Centro de Investigación para el Desarrollo.
	Other directorships:	Member of the board of directors of Xanthrus, The India Fund, Inc. and The Tinker Foundation.
	Business experience:	He is a contributing editor of the newspaper Reforma. In the 1970s he was Planning Director at Citibank in Mexico and served as an adviser to Mexico’s Secretary of the Treasury.
	Education:	Holds a degree in Financial Administration, a multinational MBA and a Master’s degree and PhD in political science from Brandeis University.
	Alternate director:	Jaime A. El Koury (independent director)

Daniel Javier Servitje Montull Independent Director	Born:	April 1959
	Gender:	Male
	First elected:	1998
	Term expires:	2020
	Principal occupation:	Chief Executive Officer and Chairman of the board of directors of Bimbo.

	Other directorships:	Member of the board of directors of Grupo Financiero Banamex, S.A. de C.V., Instituto Mexicano para la Competitividad, A.C., The Consumer Goods Forum, and Latin America Conservation Council (The Nature Conservancy). Member of Stanford GSB Advisory Council and Wal-Mart Mexico Advisory Board of Suppliers. Chairman of the board of directors of Corporación Aura Solar, S.A.P.I. de C.V., Servicios Comerciales de Energía, S.A. de C.V., and Aura Solar II Corp.
	Business experience:	Served as Vice-President of Bimbo.
	Education:	Holds a degree in Business Administration from the Universidad Iberoamericana in Mexico and a MBA from the Stanford University Graduate School of Business.

José Luis Cutrale Director	Born:	September 1946
	Gender:	Male
	First elected:	2004
	Term expires:	2020
	Principal occupation:	Chairman of the board of directors of Sucocítrico Cutrale, Ltda.
	Other directorships:	Member of the board of directors of Cutrale North America, Inc., Cutrale Citrus Juice USA, Inc., Citrus Products, Inc. and Chiquita Brands International,
	Business experience:	Founding partner of Sucocítrico Cutrale, Ltda.
	Education:	Holds a degree in Business Administration.
	Alternate director:	José Luis Cutrale, Jr.

Luis Alfonso Nicolau	Born:	June 1961
Gutiérrez	Gender:	Male
Independent Director	First elected:	2018
	Term expires:	2020
	Principal occupation:	Partner at Ritch, Mueller, Heather y Nicolau, S.C. and member of the firm’s executive committee.
	Other directorships:	Member of the boards of directors of Morgan Stanley, Casa de Bolsa, S.A. de C.V. UBS Asesores México, S.A. de C.V., Grupo Posadas, S.A.B. de C.V. Ignia’s Public Fund (Fideicomiso Ignia), Gentera, S.A.B. de C.V., Grupo Cementos de Chihuahua, S.A.B. de C.V., Grupo Coppel, S.A. de C.V. and KIO Networks. Member of the investment committee of Ignia Fund and Promotora Social México and independent member of the supervisory board of Bolsa Mexicana de Valores, S.A.B. de C.V.
	Business experience:	Has been a partner at Ritch Mueller since 1990, specializes in mergers and acquisitions, debt and equity capital markets transactions and banking and finance. He is a leading expert in assisting underwriters and issuers in debt and equity offerings in Mexico and abroad. Also, he worked as a foreign associate for Johnson & Gibbs, Dallas and Shearman & Sterling, New York.
	Education:	Holds a Law degree from the Escuela Libre de Derecho and a Master in Law from Columbia University.
Series D Directors

José Octavio Reyes Lagunes Director	Born:	March 1952
	Gender:	Male
	First elected:	2016
	Term expires:	2020
	Principal occupation:	Retired.
	Other directorships:	Member of the board of directors and President of the resources committee of MasterCard Worldwide. Member of the board of directors and member of the sustainability committee of Coca-Cola Hellenic Bottling Company.

	Business experience:	He began his career with The Coca-Cola Company in 1980 as Manager of Strategic Planning at Coca-Cola de México, was appointed Manager of the Sprite and Diet Coke brands at the corporate headquarters in Atlanta in 1987, became Marketing Director for the Brazil Division in 1990, was named Marketing and Operations Vice President of the Mexico Division and became President of the Mexico Division in 1996. He served as President of the Latin American Group of The Coca-Cola Company from 2002 to 2012.

	Education:	Holds a degree in Chemical Engineering from the Universidad Nacional Autónoma de México and a MBA from ITESM.

	Alternate director:	Theresa Robin Rodgers Moore

John Murphy Director	Born:	February 1962
	Gender:	Male
	First elected:	2019
	Term expires:	2020
	Principal occupation:	Executive Vice President and Chief Financial Officer of The Coca-Cola Company.
	Other directorships:	Member of the board of directors of Coca-Cola Beverages Japan Holdings Inc., China Beverages Ltd. and Lindley Corporation.
	Business experience:	From 2016 to 2018 he served as president of the Asia Pacific Group of The Coca-Cola Company and from 2013 to 2016 as president of the South Latin business unit. Prior to this role, from 2008 to 2012, he was president of the Latin Center business unit. During his three-decade career with The Coca-Cola Company, he has held a variety of general management, finance and strategic planning roles.
	Education:	Holds a Bachelor’s degree in Business Studies from Trinity College in Dublin and a diploma in professional accounting from the University College in Dublin. He qualified as a chartered accountant of the Irish Institute of Chartered Accountants.
	Alternate director:	Sunil Krishna Ghatnekar

Charles H. McTier Independent Director	Born:	January 1939
	Gender:	Male
	First elected:	1998
	Term expires:	2020
	Principal occupation:	Retired.
	Business experience:	Was associated with the Robert W. Woodruff Foundation for over forty years, serving as its President from 1988-2006 and served as a trustee from 2006-2015. Served on the board of directors of nine U.S. Coca-Cola bottling companies in the 1970s and 1980s.
	Education:	Holds a Bachelor’s degree in Business Administration from Emory University.

Brian John Smith Director	Born:	December 1955
	Gender:	Male
	First elected:	2017
	Term expires:	2020
	Principal occupation:	President and Chief Operating Officer of The Coca-Cola Company.
	Other directorships:	Member of the board of directors, the compensation committee and audit committee of Evertec, Inc.
	Business experience:	Joined The Coca-Cola Company in 1997 as Latin America Group Manager for Mergers and Acquisitions until 2001. From July 2001 to July 2002 he worked as Executive Assistant to the Chief Operating Officer and Vice-Chairman of The Coca-Cola Company. From August 2002 to October 2008 he was President of the Brazil Division and from 2008 to 2012 he was President of the Mexico Division. From 2013 to 2016 he was Group President of Latin America and from 2016 to 2018, he was Group President for Europe, Middle East and Africa.
	Education:	Holds a MBA from the University of Chicago.
	Alternate director:	Marie D. Quintero-Johnson

Series L Directors
Herman Harris Fleishman Cahn Independent Director	Born:	May 1951
	Gender:	Male
	First elected:	2012
	Term expires:	2020
	Principal occupation:	President of Grupo Tampico, S.A.P.I. de C.V.
	Other directorships:	Chairman of the board of trustees of Fundación Fleishman, Instituto Fray Andrés de Olmos and Ciudad del Niño San Juan Bosco. Member of the boards of trustees of Universidad Autónoma de Tamaulipas, Tecnológico de Monterrey Campus Tampico, and Instituto Cultural Tampico, A.C. Member of the national board of Teléfonos de México, S.A., and Banco de México. Member of the regional board of Banco Nacional de México, S.A., and BBVA Bancomer.
	Education:	Holds a Bachelor’s degree in Business Administration and postgraduate studies.
	Alternate director:	Robert Alan Fleishman Cahn (independent director)

Victor Alberto Tiburcio Celorio Independent Director	Born:	February 1951
	Gender:	Male
	First elected:	2018
	Term expires:	2020
	Principal occupation:	Independent consultant.
	Other directorships:	Member of the board of directors and member of the audit committee of FEMSA, Grupo Palacio de Hierro, S.A.B. de C.V., Grupo Financiero Scotiabank Inverlat, S.A. de C.V., Profuturo Afore, S.A. de C.V., Grupo Nacional Provincial S.A.B., Fresnillo, PLC and Instituto Tecnológico Autónomo de México (ITAM).
	Business experience:	Worked for over forty-three years at Mancera, S.C. (Ernst & Young Mexico), serving as partner for thirty three years and as Chief Executive Officer and Chairman of the board of directors for thirteen years until his retirement in 2013. He was chairman of the board of the Mexican Financial Reporting Standards and served as President of the Mexican Institute of Public Accountants.
	Education:	Holds a degree in Accounting from the Universidad Iberoamericana in Mexico and a MBA from Instituto Tecnológico Autónomo de México (ITAM).

Francisco Zambrano Rodríguez Independent Director	Born:	January 1953
	Gender:	Male
	First elected:	2003
	Term expires:	2020
	Principal occupation:	Managing Partner of FORTE Estate Planning S.C.
	Other directorships:	Alternate member of the board of directors of FEMSA. Co-Chief Executive Officer and member of the board of directors of Desarrollo Inmobiliario y de Valores, S.A. de C.V., Corporativo Zeta DIVASA, S.A.P.I. de C.V. and IPFC Inmuebles, S.A.P.I. de C.V. Member of the supervisory board of ITESM.
	Business experience:	Has extensive experience in investment banking and private investment services in Mexico, real estate projects, and as patrimonial and probate consultant.
	Education:	Holds a degree in Chemical Engineering from ITESM and a MBA from the University of Texas at Austin.

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

Executive Officers

The following are the executive officers of our company:

John Anthony Santa Maria Otazua Chief Executive Officer	Born:	August 1957
	Gender:	Male
	Joined:	1995
	Appointed to current position:	2014
	Business experience with us:	Has served as our Strategic Planning and Business Development Officer and Chief Operating Officer of our Mexican operations. Has served as Strategic Planning and Commercial Development Officer and Chief Operating Officer of our South America division. He also has experience in several areas of our company, namely development of new products and mergers and acquisitions.
	Other business experience:	Has experience with different bottler companies in Mexico in areas such as Strategic Planning and General Management.
	Education:	Holds a Bachelor’s degree in Business Administration and a MBA with a major in Finance from Southern Methodist University.

Constantino Spas Montesinos Chief Financial Officer	Born:	May 1970
	Gender:	Male
	Joined:	2018
	Appointed to current position:	2019
	Business experience with us:	Served as our Strategic Planning Officer.
	Other business experience:	Has 24 years of experience in the food and beverage sector in companies such as Grupo Mavesa and Empresas Polar in Venezuela, Kraft Foods, SAB Miller in Latin America and Bacardi in Mexico, occupying different positions in marketing, as regional officer and as VP Managing Director.
	Education:	Holds a Bachelor’s Degree in Business Administration from Universidad Metropolitana in Caracas and a MBA from Emory University-Goizueta Business School in Atlanta, Georgia.

Xiemar Zarazua López Business Strategy Officer	Born:	June 1963
	Gender:	Male
	Joined:	2017
	Appointed to current position:	2019
	Business experience with us:	Joined our company in January 2017 as Chief Operating Officer of Mexico.
	Other business experience:	Has served for more than 30 years in The Coca-Cola Company in different positions including Chief Executive Officer of the Brazil Business Unit from 2008 to 2016 and Chief Executive Officer of the Latin America Business Unit from 2006 to 2008. He also served in different areas in Mexico and Central America.
	Education:	Holds a Bachelor’s degree in Economics from Universidad Autónoma de Nuevo León and Finance postgraduate studies from ITESM.

Tanya Cecilia Avellan Pinoargote Information Technology and Commercial Officer	Born:	May 1966
	Gender:	Female
	Joined:	2002
	Appointed to current position:	2015
	Business experience with us:	Joined our company in 2002 as Strategic Planning Officer. In 2007 was appointed Commercial Planning and Strategic Development Officer and in 2009 was appointed Chief Operations Officer at our Central America division. From 2011 to 2014 she served as Strategic Planning Officer at FEMSA.
	Other business experience:	Worked for 8 years at Bain and Company and has undertaken responsibilities in different multinational companies with vast experience in mass consumer goods.
	Education:	Holds a degree in Communications from Universidad Politécnica del Ecuador and a MBA specialized in marketing from INCAE Business School.

Karina Paola Awad Pérez Human Resources Officer	Born:	February 1968
	Gender:	Female
	Joined:	2018
	Appointed to current position:	2018
	Business experience with us:	Joined our company in 2018 as Human Resources Officer.
	Other business experience:	Has served for more than 25 years in several areas of human resources. In 2010, she occupied the position of Vice President of Human Resources for Wal-Mart Chile and in 2013 she was named Senior Vice President of Human Resources for Wal-Mart Mexico and Central America.
	Education:	Holds a degree in psychology from the Pontificia Universidad Católica de Chile and a MBA from the UAI de Chile.

José Ramón de Jesús Martínez Alonso Corporate Affairs Officer	Born:	July 1961
	Gender:	Male
	Joined:	2012
	Appointed to current position:	2016
	Business experience with us:	In 2012, he joined our company as Corporate Affairs Officer for Mexico and Central America division. He further occupied the position as Strategic Planning Officer for South America division and previous to his current position he occupied the position as Chief Operating Officer for Brazil.
	Other business experience:	More than 30 years of experience in the Coca-Cola system. He began his career at Panamco where he developed various activities related with the business operation including sugar production and concentrates. In 1994, he occupied the position as Operations Officer of Panamco in Mexico and the following year he occupied the position as Operations Officer of Panamco in Venezuela. From 2005 to 2012, he was Chief Executive Officer of the Asociación Mexicana de Embotelladores de Coca-Cola (ASCOCA).
	Education:	Holds a degree in Chemical Engineering from La Salle University, an MBA from IPADE and postgraduate studies in production administration from the Georgia Institute of Technology; Strategic Direction from Stanford University; and Finance Management from John E. Anderson Graduate School of the University of California, Los Angeles.

Rafael Ramos Casas Supply Chain and Engineering Officer	Born:	April 1961
	Gender:	Male
	Joined:	1999
	Appointed to current position:	2018
	Business experience with us:	Has served as Supply Chain Officer of FEMSA and OXXO. He held several positions in Propimex for our division in Mexico.
	Other business experience:	He has experience with a different bottler company in Mexico in positions such as Chief Operating Officer, Manufacturing Director and plant manager.
	Education:	Holds a degree in Biochemical Engineering with a minor in Administration and a Master’s degree in Business Administration of Agricultural Enterprises.

Washington Fabricio Ponce García Chief Operating Officer—Mexico	Born:	April 1968
	Gender:	Male
	Joined:	1998
	Appointed to current position:	2019
	Business experience with us:	Has served as head of our Asia division and as head of our Colombian operations. Has served as Managing Director of Central America, Argentina, Brazil, Colombia and Strategic Planning Director for our operations in Latin America.
	Other business experience:	He worked for three years with Bain & Company.
	Education:	Holds a Master´s degree in Business Economics from INCAE, Costa Rica.

Eduardo Guillermo Hernández Peña Chief Operating Officer—Latin America	Born:	October 1965
	Gender:	Male
	Joined:	2015
	Appointed to current position:	2018
	Business experience with us:	Served as New Businesses Officer in 2016 and as Strategic Planning Officer in 2017.
	Other business experience:	At Empresas Polar he held several positions in the beer, wine and food business. From 2012 to 2015 he served as Chief Executive Officer of Gloria, S.A.
	Education:	Holds a Bachelor’s degree in Business Administration from Universidad Metropolitana of Venezuela, a degree in Marketing from Harvard University and a MBA from Northwestern University.

Ian Marcel Craig García Chief Operating Officer—Brazil	Born:	May 1972
	Gender:	Male
	Joined:	1994
	Appointed to current position:	2016
	Business experience with us:	Has served as Chief Operating Officer of Argentina. Has served as Chief Financial Officer of our South America division, and also as Corporate Finance and Treasury Director of Coca-Cola FEMSA.
	Other business experience:	Within the group he has worked in a Corporate Finance position and Beer Division Supply Chain position. Also, he worked in other companies in the area of strategic planning.
	Education:	Holds a Bachelor’s degree in Industrial Engineering from ITESM, a MBA from the University of Chicago Booth School of Business and a Master’s degree in International Commercial Law from ITESM.

Rafael Alberto Suárez	Born:	April 1960
Olaguibel	Gender:	Male
Transformation	Joined:	1986
Officer	Appointed to current
	position:	2019
	Business experience with us:	Has served as Operational Integration Officer, Chief Operating Officer of Latin America and Latincentro Divisions, Commercial Planning and Strategic Development Officer, Chief Operating Officer of Mexico, Chief Operating Officer of Argentina, Distribution and Sales Director of Valley of Mexico and Marketing Director of Valley of Mexico.
	Other business experience:	Has worked as Franchises Manager and in other positions at The Coca-Cola Company in Mexico and as professor at ITESM.
	Education:	Holds a degree in Economics and a MBA from ITESM.

Compensation of Directors and Officers

For the year ended December 31, 2018, the aggregate compensation of all of our executive officers paid or accrued for services in all capacities was Ps.266.1 million. The aggregate compensation amount includes Ps.87.2 million of cash bonus awards and bonuses paid to certain of our executive officers pursuant to our incentive plan for stock purchases. See “—Bonus Program.”

The aggregate compensation for directors during 2018 was Ps.30 million. For each meeting attended we paid US$13,000 to each director with foreign residence and US$9,000 to all other directors with residence in Mexico in 2018.

We paid US$5,000 to each of the members of the Audit, Finance and Planning and the Corporate Practices Committees per each meeting attended, and we paid US$6,500 to the chairman of the Audit Committee per meeting attended.

Our executive officers and senior executives participate in our benefit plans in the same terms as our other employees. Members of our board of directors do not participate in our benefit plans. As of December 31, 2018, amounts accrued for all employees under our pension and retirement plans were Ps.3,385 million, of which Ps.1,031 million are already funded.

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

During the years ended December 31, 2018, 2017 and 2016, the cash-based and share-based bonus expense paid to executive officers, senior executives and managers pursuant to our bonus program amounted to Ps.659 million, Ps.701 million and Ps.706 million, respectively.

Share Ownership

None of our directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock. See Note 17 to our consolidated financial statements.

Board Practices and Committees

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

Our board of directors is supported by committees, which are working groups approved at our annual shareholders meeting that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. The following are the three committees of the board of directors:

•

Finance and Planning Committee. The Finance and Planning Committee works with management to set our annual and long-term strategic and financial plans and monitors adherence to these plans. It is responsible for setting our optimal capital structure and recommends the appropriate level of borrowing as well as the issuance of securities. Financial risk management is another responsibility of the Finance and Planning Committee. Ricardo Guajardo Touché is the chairman of the Finance and Planning Committee. The other members include: Federico Reyes García, John Murphy, Enrique F. Senior Hernández and Miguel Eduardo Padilla Silva. The secretary non-member of the Finance and Planning Committee is Constantino Spas Montesinos, our Chief Financial Officer.

•

Audit Committee. The Audit Committee is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee, (such appointment and compensation being subject to the approval of our board of directors); the internal auditing function also reports to the Audit Committee. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, we compensate the independent auditor and any outside advisor hired by the Audit Committee and provide funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. Victor Alberto Tiburcio Celorio is the chairman of the Audit Committee and the “audit committee financial expert.” Pursuant to the Mexican Securities Market Law, the chairman of the Audit Committee is elected at our shareholders meeting. The other members are: Alfonso González Migoya, Charles H. McTier and Francisco Zambrano Rodríguez. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards. The secretary non-member of the Audit Committee is José González Ornelas, vice-president of FEMSA’s internal corporate control department.

•

Corporate Practices Committee. The Corporate Practices Committee, which consists exclusively of independent directors, is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders meeting and include matters on the agenda for that meeting that it deems appropriate, approve policies on related party transactions, approve the compensation plan of the chief executive officer and relevant officers, and support our board of directors in the elaboration of related reports. The chairman of the Corporate Practices Committee is Daniel Javier Servitje Montull. Pursuant to the Mexican Securities Market Law, the chairman of the Corporate Practices Committee is elected at our shareholders meeting. The other members include: Jaime A. El Koury, Luis Rubio Freidberg, Luis A. Nicolau Gutiérrez, and two permanent non-member guests, Miguel Eduardo Padilla Silva and José Octavio Reyes Lagunes. The secretary non-member of the Corporate Practices Committee is Karina Paola Awad Pérez.

We also have an Advisory Board whose main role is to advise and propose initiatives to our board of directors through the Chief Executive Officer. This Advisory Board is mainly comprised of former shareholders of the various bottling businesses that merged with us, whose experience constitutes an important contribution to our operations.

Employees

As of December 31, 2018, our headcount was as follows: 54,095 in Mexico and Central America, and 29,269 in South America. As of such date, the headcount in our investee KOF Venezuela was 4,615. In the headcount we include the employees of third party distributors. The table below sets forth headcount by category for the periods indicated:

	As of December 31,
	2018(1)	2017(2)	2016
Executives	999	940	935
Non-union	24,548	24,280	25,916
Union	48,350	47,132	51,134
Employees of third party distributors	9,467	7,284	7,155

Total	83,364	79,636	85,140

(1) Includes employees of ABASA and Los Volcanes from May 2018, and Monresa from July 2018.
(2) Excludes employees of KOF Philippines and KOF Venezuela for 2017.

As of December 31, 2018, approximately 57.97% of our employees, most of whom were employed in Mexico, were members of labor unions. We had 191 separate collective bargaining agreements with 105 labor unions. In general, we have a good relationship with the labor unions throughout our operations. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information.”

Insurance Policies for Employees

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

MAJOR SHAREHOLDERS

As of the date of this report, our outstanding capital stock consists of four classes of securities: Series A shares held by FEMSA, Series D shares held by The Coca-Cola Company, and Series B and Series L shares held by the public, which trade as units (each unit consisting of 3 Series B shares and 5 Series L shares). The following table sets forth our major shareholders:

Owner	Outstanding Capital Stock	Percentage Ownership of Outstanding Capital Stock	Percentage of Voting Rights
FEMSA (Series A shares)(1)	7,936,628,152	47.2%	56.0%
The Coca-Cola Company (Series D Shares)(2)	4,668,365,424	27.8%	32.9%
Public (Series B shares)(3)	1,575,624,195	9.4%	11.1%
Public (Series L shares)(3)	2,626,040,325	15.6%	—%

Total	16,806,658,096	100.0%	100.0%

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

(2)   The Coca-Cola Company indirectly owns these shares through its wholly owned subsidiaries, The Inmex Corporation and Dulux CBAI 2003 B.V.

(3)   Series B shares and Series L shares trade together as units (each unit consisting of 3 Series B shares and 5 Series L shares). Series B shares grant full voting rights and Series L shares only grant the right to vote in limited circumstances. Holders of ADSs are entitled, subject to certain exceptions, to instruct The Bank of New York Mellon, the ADS depositary, as to the voting rights pertaining to the Series B shares and the limited voting rights pertaining to the Series L shares, in each case underlying our units represented by ADSs. See “Item 10. Additional Information—Bylaws.”

As of the date of this report, the Bill and Melinda Gates Foundation Trust held 62,147,190 units, or 11.83% of the total amount of our units, which represented 186,441,570 Series B shares, or 11.83% of the total amount of our Series B shares, and 310,735,950 Series L shares, or 11.83% of the total amount of our Series L shares.

As of the date of this report, Blackrock, Inc. held 44,855,137 units, or 8.54% of the total amount of our units, which represented 134,565,411 Series B shares, or 8.54% of the total amount of our Series B shares, and 224,275,685 Series L shares, or 8.54% of the total amount of our Series L shares.

Our Series A shares, owned by FEMSA, are held in Mexico and our Series D shares, owned by The Coca-Cola Company, are held outside of Mexico.

As of the date of this report, we had approximately 18,881,748 ADSs outstanding, representing 36.0% of the total amount of our units, or 36.0% of the total amount of our Series B shares and 36.0% of the total amount of our Series L shares, held by approximately 315 registered holders (including The Depositary Trust Company) with registered addresses outside of Mexico.

The sellers of Vonpar contributed into a Mexican company Ps.4,082 million, which company in turn was merged into Coca-Cola FEMSA on May 4, 2017 in exchange for approximately 27.9 million newly issued Series L shares. A portion of the purchase price was paid through the issuance and delivery of a three-year promissory note to the sellers for a total amount of 1,166 million Brazilian reais, which was partially offset on November 14, 2018 as a result of the occurrence of certain contingencies for which the sellers agreed to indemnify us, resulting in an outstanding amount of 916 million Brazilian reais (Ps.4,653 million as of December 31, 2018). The promissory note is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar. The holders of the promissory note have an option, that may be exercised prior to the scheduled maturity of the promissory note but effective at the maturity of the note, to capitalize the Mexican peso amount equivalent to the outstanding principal amount of the promissory note into a recently incorporated Mexican company which would then be merged into Coca-Cola FEMSA in exchange for units of the company at a strike price of Ps.178.5 per unit. Such capitalization and issuance of new units and the corresponding shares underlying such units is subject to us having a sufficient number of shares available for issuance. For further information see Notes 4.1.2 and 20.7 to our consolidated financial statements.

The Shareholders Agreement

We operate pursuant to a shareholders agreement among two subsidiaries of FEMSA, The Coca-Cola Company and certain of its subsidiaries. This agreement, together with our bylaws, sets forth the basic rules pursuant to which we operate.

In February 2010, our main shareholders, FEMSA and The Coca-Cola Company, amended the shareholders agreement, and our bylaws were amended accordingly. The amendment mainly related to changes in the voting requirements for decisions on: (1) ordinary operations within an annual business plan and (2) appointment of the chief executive officer and all officers reporting to him, all of which may be taken by the board of directors by simple majority voting. Also, the amendment provided that payment of dividends, up to an amount equivalent to 20.0% of the preceding years’ retained earnings, may be approved by a simple majority of the voting capital stock and any payment of dividends above 20.0% of the preceding years’ retained earnings shall require the approval of a majority of the voting capital stock, which majority must also include a majority of the Series D shares. Any decision on extraordinary matters, as they are defined by our bylaws and which include any new business acquisition, business combinations or any change in the existing line of business, among other things, shall require the approval of the majority of the members of the board of directors, with the vote of two of the members appointed by The Coca-Cola Company.

Under our bylaws and shareholders agreement, our Series A shares, Series B shares and Series D shares are the only shares with full voting rights.

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

In the event that (1) one of the principal shareholders buys the other’s interest in our company in any of the circumstances described above or (2) the beneficial ownership of The Coca-Cola Company or FEMSA is reduced below 20.0% of our outstanding voting stock, and upon the request of the shareholder whose interest is not so reduced, the shareholders agreement will be terminated and our bylaws will be amended to eliminate all share transfer restrictions and all special-majority voting and quorum requirements.

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

The Coca-Cola Memorandum

In connection with the acquisition of Panamco in 2003, we established certain understandings primarily relating to operational and business issues with both The Coca-Cola Company and FEMSA that were memorialized in writing prior to completion of the acquisition. Although The Coca-Cola Memorandum has not been amended, we continue to develop our relationship with The Coca-Cola Company (i.e. through, inter alia, acquisitions and taking on new product categories), and we therefore believe that The Coca-Cola Memorandum should be interpreted in the context of subsequent events, some of which have been noted in the description below. The main terms are as follows:

•

The shareholder arrangements between two subsidiaries of FEMSA and The Coca-Cola Company and certain of its subsidiaries will continue in place. On February 1, 2010, FEMSA amended its shareholders agreement with The Coca-Cola Company. See “—The Shareholders Agreement.”

•

FEMSA will continue to consolidate our financial results under Mexican financial reporting standards. (We have complied with Mexican law by transitioning to IFRS as of 2011 and FEMSA currently consolidates our financial results under IFRS).

•	The Coca-Cola Company and FEMSA will continue to discuss in good faith the possibility of implementing changes to our capital structure in the future.

•

The Coca-Cola Company may require the establishment of a different long-term strategy for Brazil. If, after taking into account our performance in Brazil, The Coca-Cola Company does not consider us to be part of this long-term strategic solution for Brazil, then we will sell our Brazilian franchise to The Coca-Cola Company or its designee at fair market value. Fair market value would be determined by independent investment bankers retained by each party at their own expense pursuant to specified procedures. In light of the performance of our business in Brazil and the fact that The Coca-Cola Company authorized us to acquire four Coca-Cola bottlers in Brazil from 2008 to 2017 and participate in the acquisition of the Brazilian operations of Jugos del Valle, Leão Alimentos, Laticínios Verde Campo Ltda. and the AdeS business in Brazil, we believe that this provision is no longer applicable.

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

Cooperation Framework with The Coca-Cola Company

In July 2016, we announced a new, comprehensive cooperation framework with The Coca-Cola Company. This cooperation framework seeks to maintain a mutually beneficial business relationship over the long term, which will allow both companies to focus on continuing to drive the business forward and generate profitable growth. The cooperation framework contemplates the following main objectives:

•

Long-term guidelines in relationship economics: Concentrate prices for sparkling beverages in Mexico will gradually increase beginning in July 2017 through July 2019. Based on our internal estimates for revenues and sales volume mix, we currently expect the incremental cost in Mexico to be the Mexican peso equivalent to approximately US$35 million per year for each year during such period.

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

RELATED PARTY TRANSACTIONS

We believe that our transactions with related parties are on terms comparable to those that would result from arm’s length negotiations with unaffiliated parties and are reviewed and approved by our Corporate Practices Committee and our board of directors.

FEMSA

We regularly engage in transactions with FEMSA and its subsidiaries, including sales of our products. The aggregate amount of these sales was Ps.5,200 million, Ps.4,761 million and Ps.4,274 million in 2018, 2017 and 2016, respectively. Substantially all of these sales consist of sales to FEMSA Comercio, which operates OXXO, the chain of convenience stores.

We also purchase products and receive services from FEMSA and its subsidiaries. The aggregate amount of these purchases was Ps.8,878 million, Ps.7,773 million and Ps.8,328 million in 2018, 2017 and 2016, respectively. These amounts principally relate to raw materials, assets and services provided to us by FEMSA. In 2017, we renewed our service agreement with a subsidiary of FEMSA, which provides for the continued provision of administrative services relating to insurance, legal and tax advice, consulting and advisory services, relations with governmental authorities and certain administrative and internal auditing services that it has been providing since June 1993. In November 2000, we entered into a service agreement with a subsidiary of FEMSA, Solistica, S.A. de C.V., for transportation services of finished products from our production facilities to our distribution centers within Mexico. Additionally, FEMSA, through its strategic businesses unit, provides logistics services, point-of-sale refrigeration solutions and plastics solutions to us in the countries where we operate.

We also purchase products from Heineken and its subsidiaries. The aggregate amount of these purchases was Ps.14,959 million, Ps.13,608 million and Ps.8,823 million in 2018, 2017 and 2016, respectively. These amounts principally relate to beer and other products.

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

The Coca-Cola Company

We regularly engage in transactions with The Coca-Cola Company and its affiliates. We purchase all of our concentrate requirements for Coca-Cola trademark beverages from affiliates of The Coca-Cola Company. Total expenses charged to us by The Coca-Cola Company for concentrates were Ps.32,379 million, Ps.33,898 million and Ps.38,146 million in 2018, 2017 and 2016, respectively. Our company and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also makes contributions to us that we generally use for initiatives that promote volume growth of Coca-Cola trademark beverages, including the placement of coolers with retailers. We received contributions to our marketing expenses of Ps.3,542 million, Ps.4,023 million and Ps.4,518 million in 2018, 2017 and 2016, respectively.

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

We purchase products from Jugos del Valle, a Mexican joint business acquired together with The Coca-Cola Company, in the amount of Ps.2,872 million, Ps.2,604 million and Ps.2,428 million in 2018, 2017 and 2016, respectively, which is mainly related to certain juice-based beverages and dairy products that are part of our product portfolio. As of April 5, 2019, we held a 26.3% interest in Jugos del Valle.

We purchase products from Leão Alimentos, a Brazilian business acquired together with The Coca-Cola Company, in the amount of Ps.2,654 million, Ps.4,010 million, and Ps.3,448 in 2018, 2017 and 2016, respectively, which is mainly related to certain juice-based beverages and teas that are part of our product portfolio. As of April 5, 2019, we held a 24.4% indirect interest in Leão Alimentos.

See “Item 4. Information on the Company—The Company—Corporate History” for a description of certain acquisitions that we have completed together with The Coca-Cola Company.

Associated Companies

We also regularly engage in transactions with companies in which we own an equity interest that are not affiliated with The Coca-Cola Company, as described under “—The Coca-Cola Company.” We believe these transactions are on terms comparable to those that would result from arm’s length negotiations with unaffiliated third parties.

In Mexico, we purchase sparkling beverages in cans from Industria Envasadora de Querétaro, S.A. de C.V., or IEQSA, in which, as of April 5, 2019, we held a 26.5% equity interest. We paid IEQSA Ps.596 million, Ps.804 million and Ps.798 million in 2018, 2017 and 2016, respectively. We also purchase sugar from Beta San Miguel and PIASA, both sugar-cane producers in which, as of April 5, 2019, we held a 2.7% and 36.4% equity interest, respectively. We paid Ps.651 million, Ps.1,827 million and Ps.1,349 million to Beta San Miguel in 2018, 2017 and 2016, respectively. We paid Ps.2,604 million, Ps.1,885 million and Ps.1,765 million to PIASA in 2018, 2017 and 2016, respectively. We purchased cans from PROMESA, a cooperative of Coca-Cola bottlers, in which, as of April 5, 2019, we held a 35.0% interest. We purchased from PROMESA Ps.839 million and Ps.759 million in 2017 and 2016, respectively. We stopped purchasing cans from PROMESA in 2018.

Other Related Party Transactions

José Antonio Fernández Carbajal, our chairman of the board of directors, is also the chairman of the board of directors of ITESM, a Mexican private university that routinely receives donations from us.

Ricardo Guajardo Touché, a member of our board of directors, is also a member of the board of directors of ITESM.

Allen & Company LLC provides investment banking services to us in the ordinary course of its business. Enrique F. Senior Hernández, one of our directors, is a Managing Director of Allen & Company LLC.

See Notes 7 and 14 to our consolidated financial statements for more information on our related party transactions, including transactions with parties that fall within the related party definition pursuant to IFRS rules.

Item 8.	Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements” beginning on page F-1.

Dividend Policy

For a discussion of our dividend policy, see “Item 3. Key Information—Dividends and Dividend Policy.”

Significant Changes

Except as disclosed under “Item 5. Operating and Financial Review and Prospects—General—Sale of Equity Participation in KOF Philippines,” no significant changes have occurred since the date of the annual financial statements included in this annual report.

LEGAL PROCEEDINGS

We are party to various legal proceedings in the ordinary course of business, including with regard to labor, tax and commercial matters. We believe we have appropriate reserves for these litigation proceedings as of December 31, 2018. Other than as disclosed in this annual report, we are not currently involved in any litigation or arbitration proceeding, including any proceeding that is pending or threatened of which we are aware, which we believe will have, or has had, a material adverse effect on our company. Other legal proceedings that are pending against or involve us and our subsidiaries are incidental to the conduct of our and their business. We believe that the ultimate resolution of such other proceedings individually or in an aggregate basis will not have a material adverse effect on our consolidated financial condition or results.

Mexico

Antitrust Matters. During 2000, the COFECE, motivated by complaints filed by PepsiCo and certain of its bottlers in Mexico, began an investigation of The Coca-Cola Company Export Corporation and the Mexican Coca-Cola bottlers for alleged monopolistic practices through exclusivity arrangements with certain retailers. Nine of our Mexican subsidiaries, including those acquired through our merger with Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano, were involved in this matter. After the corresponding legal proceedings in 2008, a Mexican Federal Court rendered an adverse judgment against three of our nine Mexican subsidiaries involved in the proceedings, upholding a fine of Ps.10.5 million imposed by COFECE on each of the three subsidiaries and ordering the immediate suspension of such practices of alleged exclusivity arrangements and conditional dealings. On August 7, 2012, a Federal Court dismissed and denied an appeal that we filed on behalf of one of our subsidiaries after the merger with Grupo Fomento Queretano, which had received an adverse judgment. We filed a motion for reconsideration on September 12, 2012, which was resolved on March 22, 2013 confirming the Ps.10.5 million fine imposed by the COFECE. With respect to the complaints against the remaining six subsidiaries, a favorable resolution was issued in the Mexican Federal Courts and, consequently, the COFECE withdrew the fines and ruled in favor of six of our subsidiaries on the grounds of insufficient evidence to prove individual and specific liability in the alleged antitrust violations.

In addition, among the companies involved in the 2000 complaint filed by PepsiCo and other bottlers in Mexico, were some of our less significant subsidiaries acquired with the Grupo Yoli merger. On June 30, 2005, the COFECE imposed a fine on one of our subsidiaries for Ps.10.5 million. A motion for reconsideration on this matter was filed on September 21, 2005, which was resolved by the COFECE confirming the original resolution on December 1, 2005. A constitutional challenge (amparo) was filed against said resolution and a Federal Court issued a favorable resolution in our benefit. Both the COFECE and PepsiCo filed appeals against said resolution and a Circuit Court in Acapulco, Guerrero resolved to request the COFECE to issue a new resolution regarding the Ps.10.5 million fine. COFECE then fined our subsidiary again, for the same amount. A new amparo claim was filed against said resolution; such amparo claim was resolved in favor of the COFECE in 2018 confirming the original resolution and requiring the payment of the fine together with surcharges for an amount of approximately Ps.17 million. We duly and timely paid this fine in full in October 2018.

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

In May 2018, Unilever Brazil notified us of its decision to add certain charges to the selling price of AdeS products under the supply agreement with us and other Brazilian bottlers. We and the other Brazilian bottlers disagreed with such charges, and an arbitration proceeding was brought by Unilever Brazil against us and the other Brazilian bottlers. The arbitration panel has been installed, and the process in currently ongoing. An unfavorable outcome in this proceeding could have an adverse impact on our Brazilian AdeS business.

Item 9.	The Offer and Listing

ADSs representing our units are listed and trade on the NYSE, and our units are listed and trade on the Mexican Stock Exchange. Each ADS represents 10 units, each unit consisting of 3 Series B shares and 5 Series L shares, in each case deposited under the deposit agreement with the ADS depositary, as amended.

The NYSE trading symbol for the ADSs is “KOF” and the Mexican Stock Exchange trading symbol for our units is “KOF UBL”.

TRADING ON THE BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.

AND BOLSA INSTITUCIONAL DE VALORES, S.A. DE C.V.

The Mexican Stock Exchange or the Bolsa Mexicana de Valores, S.A.B. de C.V. and the Bolsa Institucional de Valores, S.A. de C.V. are both located in Mexico City, and are the two stock exchanges operating in Mexico. The Bolsa Institucional de Valores, S.A. de C.V. launched operations in July 2018. Trading takes place principally through automated systems that are open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. Beginning in March 2008, during daylight savings time, trading hours change to match the NYSE trading hours, opening at 7:30 a.m. and closing at 2:00 p.m. local time. Both stock exchanges operate a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the units represented by ADSs that are directly or indirectly quoted on a stock exchange outside of Mexico.

Settlement is effected two business days after a share transaction. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican Stock Exchange or the Bolsa Institucional de Valores, S.A. de C.V. Most securities traded on the Mexican Stock Exchange and on the Bolsa Institucional de Valores, S.A. de C.V., including our units, are on deposit with S.D. Indeval Instituto para el Depósito de Valores, S.A. de C.V., which we refer to as Indeval, a privately owned securities depositary that acts as a clearinghouse for transactions on the Mexican Stock Exchange and on the Bolsa Institucional de Valores, S.A. de C.V.

Item 10.	Additional Information

BYLAWS

The following is a summary of the material provisions of our bylaws and applicable Mexican law. The last amendments of our bylaws were approved on January 31, 2019 and March 8, 2019. For a description of the provisions of our bylaws relating to our board of directors and executive officers, see “Item 6. Directors, Senior Management and Employees.”

The main changes made to our bylaws on January 31, 2019 were the following:

•	Article 6 was amended to:

•	include the number of shares of our minimum fixed capital stock issued as a result of the Stock Split approved in this meeting;

•

modify the limitations on share ownership of Series A shares from representing no less than 51.0% of the outstanding common shares with full voting rights to representing no less than 50.1% of the outstanding common shares with full voting rights;

•

modify the limitations on share ownership of Series B shares and Series D shares from jointly representing no more than 49.0% of the outstanding common shares with full voting rights to representing no more than 49.9% of the outstanding common shares with full voting rights;

•

include the possibility to unwind in 2024 the units of shares allowing Series B shares and Series L shares to trade separately, through a special shareholders meeting that will require 75.0% of each of the Series B shares and the Series L shares to be present or represented at the meeting, and the favorable vote of holders that represent 51.0% of each of the Series L shares and Series B shares, such unwind becoming effective one year after the approval.

•	Several other articles were amended to implement and give effect to the issuance of our units, each unit being comprised of 3 Series B shares and 5 Series L shares.

•

Article 26 was amended to provide that the shareholders meeting will determine which series of shares is to reduce the number of directors that such series is entitled to appoint; provided that, the number of directors entitled to be appointed by holders of Series D shares shall remain unchanged, unless otherwise agreed.

Additionally, on March 8, 2019, Article 25 and Article 26 of our bylaws were amended to include that Series A shareholders are entitled to appoint up to 13 directors and Series D shareholders are entitled to appoint up to 5 directors. Previously, Series A shareholders appointed 13 directors and Series D shareholders appointed 5 directors.

In this summary of our bylaws, references to the rights or restrictions of holders of Series B shares or holders of Series L shares refer to the rights and restrictions that apply to the holders of our units, as the indirect holders of the Series B shares and Series L shares comprising such units.

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

Purposes

The main corporate purposes of our company include the following:

•	to establish, promote and create corporations or companies of any type, as well as to acquire and possess shares or equity participations in such entities;

•	to subscribe, buy, sell and carry out all types of transactions involving bonds, shares, equity, participations and securities of any type;

•	to provide or receive advisory, consulting or other types of services;

•	to conduct business with equipment, raw materials and any other items necessary to the companies in which we have an interest in or with whom we have commercial relations;

•	to acquire and dispose of trademarks, tradenames, commercial names, copyrights, patents, inventions, franchises, distributions, concessions and processes;

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

Voting Rights, Transfer Restrictions and Certain Minority Rights

Series A shares and Series D shares have full voting rights and are subject to transfer restrictions. Series B shares have full voting rights, and Series L shares have limited voting rights. Series B shares and Series L shares are freely transferable in the form of units, for so long as Series B shares and Series L shares trade together as units. If the units are unwound, as described below, the underlying Series B shares and Series L shares will be freely transferable on an individual basis. None of our shares are exchangeable for shares of a different series. The rights of all series of our capital stock are substantially identical except as provided herein.

Under our bylaws, holders of Series L shares are entitled to vote in limited circumstances. They may appoint for election and elect up to three of our maximum of 21 directors and, in certain circumstances where holders of Series L shares have not voted for the director elected by holders of the majority of these series of shares, they may be entitled to elect and remove one director, through a general shareholders meeting, for every 10.0% they own of all issued, subscribed and paid shares of our capital stock, pursuant to the Mexican Securities Market Law, up to a maximum number of three directors out of the total of 21 directors. See “Item 6. Directors, Senior Management and Employees.” In addition, they are entitled to vote on certain matters, including certain changes in our corporate form, mergers involving our company when our company is the merged entity or when the principal corporate purpose of the merged entity is not related to the corporate purpose of our company, and the cancellation of the registration of our shares in the Mexican Stock Exchange or any other foreign stock exchange.

Pursuant to the Mexican Securities Market Law, minority shareholders are entitled to a number of protections. These protections include provisions that permit:

•

holders of 10.0% of our outstanding capital stock entitled to vote, including in a limited or restricted manner, either individually or as a group, to require the chairman of the board of directors or the chairmen of the Audit or Corporate Practices Committees to call a shareholders meeting;

•

holders of 5.0% of our outstanding capital stock, either individually or as a group, to bring an action for liability against our directors, the secretary of the board of directors and certain key officers;

•

holders of 10.0% of our outstanding capital stock who are entitled to vote, including in a limited or restricted manner, either individually or as a group, to request at any shareholders meeting that resolutions be postponed with respect to any matter on which they considered they were not sufficiently informed;

•

holders of 20.0% of our outstanding capital stock, either individually or as a group, to oppose any resolution adopted at a shareholders meeting in which they are entitled to vote and file a petition for a court order to suspend the resolution temporarily within 15 days following the adjournment of the meeting at which the action was taken, provided that (1) the challenged resolution violates Mexican law or our bylaws, (2) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution and (3) the opposing shareholders deliver a bond to the court to secure payment for any damages that we may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing shareholder; and

•

for every 10.0% of our outstanding capital stock who are entitled to vote, including in a limited or restricted manner, held either individually or as a group, to appoint one member of our board of directors and one alternate member of our board of directors up to the maximum number of directors that each series is entitled to appoint under our bylaws; if a holder or group of holders of Series B shares are entitled to appoint a director, the shareholders meeting will reduce the number of directors entitled to be appointed by holders of another series of shares; provided that, the number of directors entitled to be appointed by holders of Series D shares will remain unchanged, unless otherwise agreed.

Shareholders Meetings

General shareholders meetings may be ordinary meetings or extraordinary meetings. Extraordinary meetings are those called to consider certain specific matters including: amendments to our bylaws, liquidation, dissolution, merger and transformation from one form of company to another, issuance of preferred stock and increases and reductions of the fixed portion of our capital stock. In addition, our bylaws require an extraordinary meeting to consider the cancellation of the registration of our equity securities with the RNV maintained by the CNBV and the delisting of our equity securities from the Mexican Stock Exchange or any other foreign stock exchanges on which our equity securities may be listed, the amortization of distributable earnings into capital stock, and issuances of treasury shares for future subscription and payment. All other matters, including increases or decreases affecting the variable portion of our capital stock, are considered at an ordinary meeting.

Pursuant to Mexican law, an ordinary annual meeting must be held at least once each year (1) to consider the approval of our financial statements for the preceding fiscal year, (2) to determine the allocation of the profits of the preceding fiscal year and (3) to appoint, remove or ratify the members of our board of directors. The holders of Series A, Series D and Series B shares are entitled to vote in such ordinary annual meeting regarding all three matters mentioned above, and the holders of Series L shares are exclusively entitled to vote in relation to the appointment of members of the board of directors (i.e. up to three directors and their respective alternate directors). Further, any transaction to be entered into by us or our subsidiaries within the following fiscal year that represents 20.0% or more of our consolidated assets must be approved at an ordinary shareholders meeting at which holders of Series L shares are entitled to vote.

The quorum for ordinary and extraordinary meetings at which holders of Series L shares are not entitled to vote is 76.0% of the holders of our fully subscribed and paid voting shares. Resolutions adopted at such ordinary or extraordinary shareholders meetings are valid when adopted with the affirmative vote of holders of at least a majority of our fully subscribed and paid voting shares voting (and not abstaining) at the meeting, including the affirmative vote of holders of a majority of the Series D shares. However, for a shareholders meeting to vote on a payment of dividends in an amount not to exceed 20.0% of the preceding years’ retained earnings, the approval of our financial statements for the preceding fiscal year with an unqualified auditor’s opinion, or our normal operations plan, our bylaws only require a quorum of a majority of our fully subscribed and paid voting shares and resolutions are validly adopted at such meeting with the affirmative vote of a majority of the holders of our voting shares voting (and not abstaining) at the meeting.

Under our bylaws, holders of Series B shares are entitled to vote on all matters discussed at an ordinary or extraordinary meeting. These holders are entitled to elect and remove one director for every 10.0% of all issued, subscribed and paid shares of our capital stock that they may hold either individually or as a group, up to a maximum number of three directors out of the total of 21 directors.

The quorum for an extraordinary meeting at which holders of Series L shares are entitled to vote is 82.0% of all of our fully subscribed and paid shares. The following matters may be approved in such a meeting:

•	changes in our corporate form from one type of company to another (other than changing from a variable capital to fixed-capital corporation and vice versa); and

•	any merger where we are not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of the Registrant or its subsidiaries.

Series L shares will also be entitled to vote on any other matters for which the Mexican Securities Market Law expressly allows Series L shares to vote.

In the event of cancellation of the registration of any of our shares with the RNV, whether by order of the CNBV or at our request with the prior consent of 95.0% of the holders of our outstanding capital stock, our bylaws and the Mexican Securities Market Law require us to make a public offer to acquire these shares prior to their cancellation.

Holders of Series L shares may attend, but not address, meetings of shareholders at which they are not entitled to vote.

Holders of our shares in the form of ADSs will receive notice of shareholders meetings from the ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner. Our past practice, which we intend to continue, has been to inform the depositary to timely notify holders of our shares in the form of ADSs of upcoming votes and ask for their instructions.

Mexican law provides for a special meeting of shareholders to allow holders of shares of a specific series to vote as a class on any action that would prejudice exclusively the rights of holders of such series. There are no procedures for determining whether a particular proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination. Holders of Series A, Series B, Series D and Series L shares at their respective special meetings or at an annual ordinary meeting, must appoint, remove or ratify directors, as well as determine their compensation. The quorum for special meetings of any series of shares is 75.0% of the holders of the fully subscribed and paid shares of the series entitled to attend such special meeting. Except for resolutions to unwind the units into individual Series B and Series L shares as described above, resolutions adopted at a special shareholders meeting are valid when adopted by the holders of at least a majority of the fully subscribed and paid shares of the series entitled to attend such special meeting. Resolutions to unwind the units into individual Series B shares and Series L shares as described above are valid when adopted by the holders of at least 51.0% of each of the fully subscribed and paid Series B shares and Series L shares.

Shareholders meetings may be called by the board of directors, the Audit Committee or the Corporate Practices Committee and, under certain circumstances, a Mexican court. For every 10.0% or more of our capital stock held by holders, either individually or as a group, such holders may require the chairman of the board of directors, or the chairmen of the Audit Committee or Corporate Practices Committee to call a shareholders meeting. A notice of meeting and an agenda must be published in a newspaper of general circulation in Mexico City or in the electronic system maintained by the Mexican Ministry of Economy at least 15 days prior to the meeting. Notices must set forth the place, date and time of the meeting and the matters to be addressed and must be signed by whoever convened the meeting. All relevant information relating to the shareholders meeting must be made available to shareholders starting on the date of publication of the notice. To attend a meeting, shareholders must deposit their shares with the corresponding trust institution or with Indeval, or an institution for the deposit of securities prior to the meeting as indicated in the notice. If entitled to attend the meeting, a shareholder may be represented by an attorney-in-fact or vote by proxy.

Additional Transfer Restrictions Applicable to Series A and Series D Shares

Our bylaws provide that no holder of Series A or Series D shares may sell its shares unless it has disclosed the terms of the proposed sale and the name of the proposed buyer and has previously offered to sell the shares to the holders of the other series for the same price and terms as it intended to sell the shares to a third party. If the shareholders being offered shares do not choose to purchase the shares within 90 days of the offer, the selling shareholder is free to sell the shares to the third party at the price and under the specified terms. In addition, our bylaws impose certain procedures in connection with the pledge of any Series A or Series D shares to any financial institution that are designed, among other things, to ensure that the pledged shares will be offered to the holders of the other series at market value prior to any foreclosure. Finally, a proposed transfer of Series A or Series D shares other than a proposed sale or a pledge, or a change of control of a holder of Series A or Series D shares to a company that is a subsidiary of a principal shareholder, would not trigger rights of first refusal to purchase the shares at market value. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”

Dividend Rights

At the annual ordinary meeting of holders of Series A, Series B, and Series D shares, the board of directors submits our financial statements for the previous fiscal year, together with a report thereon by the board of directors. Once the holders have approved the financial statements, they determine the allocation of our net income for the preceding year. Mexican law requires the allocation of at least 5.0% of net income to a legal reserve, which is not subsequently available for distribution until the amount of the legal reserve equals 20.0% of our capital stock. Thereafter, the holders of Series A, Series B and Series D shares may determine and allocate a certain percentage of net income to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net income is available for distribution in the form of dividends to the shareholders.

All shares outstanding and fully paid (including Series L shares) at the time a dividend or other distribution is declared are entitled to share equally in the dividend or other distribution. No series of shares is entitled to a preferred dividend. Shares that are only partially paid, participate in a dividend or other distributions proportionately based on the amount actually paid at the time of the dividend or other distributions. Treasury shares are not entitled to dividends or other distributions.

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

Preemptive Rights

The Mexican Securities Market Law permits the issuance and sale of shares through a public offering without granting shareholders preemptive rights, if permitted by the bylaws and upon, among other things, authorization of the CNBV and the approval of the extraordinary shareholders meeting called for such purpose. Under Mexican law and our bylaws, except in limited circumstances (including mergers, sale of repurchased shares, convertible securities into shares and capital increases by means of payment in kind for shares or shares issued in return for the cancellation of debt), in the event of an increase in our capital stock, a holder of record generally has the right to subscribe shares of a series held by such holder sufficient to maintain such holder’s existing proportionate holding of shares of that series. Preemptive rights must be exercised during a term fixed by the shareholders at the meeting declaring the capital increase, which term must last at least 15 days following the publication of notice of the capital increase through an electronic system of the Mexican Ministry of Economy. As a result of applicable United States securities laws, holders of ADSs may be restricted in their ability to participate in the exercise of preemptive rights as provided in the deposit agreement with the ADSs depositary, as amended. Shares subject to a preemptive rights offering, with respect to which preemptive rights have not been exercised, may be sold by us to third parties on the same terms and conditions previously approved by the shareholders or the board of directors. Under Mexican law, preemptive rights cannot be waived in advance or be assigned, or be represented by an instrument that is negotiable separately from the corresponding shares.

Limitations on Share Ownership

Our bylaws provide that Series A shares must at all times constitute no less than 50.1% of all outstanding common shares with full voting rights (excluding Series L shares) and may only be held by Mexican investors. Under our bylaws, in the event Series A shares are subscribed or acquired by any other shareholders holding shares of any other series, and the shareholder is of a citizenship other than Mexican, these Series A shares are automatically converted into shares of the same series of stock that this shareholder owns, and this conversion will be considered perfected at the same time as the subscription or acquisition. Additionally our bylaws provide that Series B shares jointly with the Series D shares shall not exceed 49.9% of all outstanding common shares with full voting rights (excluding Series L shares).

Other Provisions

Authority of the Board of Directors. The board of directors is our main managing body and is authorized to take any action in connection with our operations not expressly reserved to our shareholders. Pursuant to our bylaws, the board of directors must approve, observing at all moments their duty of care and duty of loyalty, among other matters the following:

•	any related party transactions outside the ordinary course of our business;

•	significant asset transfers or acquisitions;

•	guarantees or collateral that represent more than 30.0% of our consolidated assets;

•	appointment of officers and managers deemed necessary, as well as the creation of the necessary committees;

•	the annual business plan and the five-year business plan and its modifications;

•	internal policies

•	the compensation of our chief executive officer and the senior management reporting to the chief executive officer; and

•	other transactions that represent more than 1% of our consolidated assets.

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

See “Item 6. Directors, Senior Management and Employees—Directors” and “Item 6. Directors, Senior Management and Employees—Board Practices.”

Redemption. Our fully paid shares are subject to redemption in connection with either (1) a reduction of capital stock or (2) a redemption with distributable earnings, which, in either case, must be approved by our shareholders. The shares subject to any such redemption would be selected by us by lot or in the case of redemption with distributable earnings, by purchasing shares by means of a tender offer conducted on the Mexican Stock Exchange, in accordance with the Mexican General Corporations Law and the Mexican Securities Market Law.

Repurchase of Shares. According to our bylaws, and subject to the provisions of the Mexican Securities Market Law and under rules promulgated by the CNBV, we may freely repurchase our own shares for a maximum amount in Mexican pesos previously approved by our shareholders meeting.

In accordance with the Mexican Securities Market Law, our subsidiaries may not purchase, directly or indirectly, shares of our capital stock or any security that represents such shares.

Forfeiture of Shares. As required by Mexican law, our bylaws provide that non-Mexican holders of our shares are (1) considered to be Mexican with respect to such shares that they acquire or hold and (2) may not invoke the protection of their own governments in respect of the investment represented by those shares. Failure to comply with our bylaws may result in a penalty of forfeiture of a shareholder’s capital stock in favor of the Mexican state. Under this provision, a non-Mexican holder of our shares (including a non-Mexican holder of ADSs) is deemed to have agreed not to invoke the protection of its own government by asking such government to commence a diplomatic claim against the Mexican state with respect to its rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the United States securities laws, with respect to its investment in our company. If a shareholder invokes governmental protections in violation of this agreement, its shares may be forfeited to the benefit of the Mexican state.

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

Liquidation. Upon our liquidation, one or more liquidators may be appointed to wind up our affairs. All fully paid and outstanding shares of capital stock (including Series L and Series B shares) will be entitled to participate equally in any distribution upon liquidation. Shares that are only partially paid participate in any distribution upon liquidation in the proportion that they have been paid at the time of liquidation. There are no liquidation preferences for any series of our shares.

Actions Against Directors. Shareholders (including holders of Series L and Series B shares) representing, in the aggregate, not less than 5.0% of the capital stock may directly bring an action against directors.

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

In July 2015, we executed new agreements with DXC Technology (formerly Hewlett Packard) for the outsourcing of technology services in all of our territories. These agreements are valid until July 2020, unless terminated by us through previous notice to DXC Technology.

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

TAXATION

The following summary contains a description of certain U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of our units or ADSs by a holder that is a citizen or resident of the United States, a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the units or ADSs, which we refer to as a U.S. holder, but it does not purport to be a description of all of the possible tax considerations that may be relevant to a decision to purchase, hold or dispose of the units or ADSs. In particular, this discussion does not address all Mexican or U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, dealers, traders who elect to mark to market, tax-exempt entities, insurance companies, certain short-term holders of units or ADSs or investors who hold the units or ADSs as part of a hedge, straddle, conversion or integrated transaction, partnerships or partners therein, non-resident alien individuals present in the United States for 183 days or more or investors who have a “functional currency” other than the U.S. dollar. U.S. holders should be aware that the tax consequences of holding the units or ADSs may be materially different for investors described in the preceding sentence. This summary deals only with U.S. holders that will hold the units or ADSs as capital assets and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10.0% or more of the shares by vote or value (including units) of our company.

This summary is based upon the federal tax laws of the United States and Mexico as in effect on the date of this annual report, including the provisions of the income tax treaty between the United States and Mexico and the protocols thereto, or the Tax Treaty, which are subject to change. The summary does not address any tax consequences under the laws of any state or locality of Mexico or the United States or the laws of any taxing jurisdiction other than the federal laws of Mexico and the United States. Holders of the units or ADSs should consult their tax advisers as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of units or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Mexican Taxation

For purposes of this summary, the term “non-resident holder” means a holder that is not a resident of Mexico and that does not hold the units, or ADSs in connection with the conduct of a trade or business through a permanent establishment in Mexico. For purposes of Mexican taxation, an individual is a resident of Mexico if he or she has established his or her home in Mexico, or if he or she has another home outside Mexico but his or her “center of vital interests” (as defined in the Mexican Tax Code) is located in Mexico. The “center of vital interests” of an individual is situated in Mexico when, among other circumstances, more than 50.0% of that person’s total income during a calendar year originates from within Mexico. A legal entity is a resident of Mexico if it has its principal place of business or its place of effective management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such a person can demonstrate that the contrary is true. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to such a permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws. The Stock Split is not a taxable event under Mexican income tax laws.

Tax Considerations Relating to the Units and the ADSs

Taxation of Dividends. Effective as of January 1, 2014, under Mexican income tax laws, dividends, either in cash or in kind, paid to individuals that are Mexican residents or individuals or companies that are non-Mexican residents, on the Series B shares and Series L shares underlying our units or ADSs, are subject to a 10.0% withholding tax, or a lower rate if covered by a tax treaty. Profits that were earned and subject to income tax before January 1, 2014 are exempt from this withholding tax.

Taxation of Dispositions of ADSs or Units. Effective as of January 1, 2014, gains from the sale or disposition of units carried out on the Mexican Stock Exchange or another approved securities market in Mexico by individuals that are Mexican residents will be subject to an income tax rate of 10.0%, and gains from the sale or disposition of units carried out on the Mexican Stock Exchange or another approved securities market in Mexico by individuals and companies that are non-Mexican residents will be subject to a 10.0% Mexican withholding tax. The cost at which shares were acquired prior to January 1, 2014, is calculated by using the average closing price per share in the last twenty-two days. If the closing price per share in the last twenty-two days is considered unusual as compared to the closing prices in the last six months, then the calculation is made using the average closing price per share in the last six months. However, a holder that is eligible to claim benefits from any tax treaty will be exempt from Mexican withholding tax on gains realized on a sale or other disposition of units, provided certain additional requirements are met.

Gains on the sale or other disposition of units or ADSs made in a transaction that is not carried out through the Mexican Stock Exchange or other approved securities market in Mexico generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor. However, under the Tax Treaty, a holder that is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains realized on such a sale or other disposition of units or ADSs, so long as the holder did not own, directly or indirectly, 25.0% or more of our total capital stock (including units represented by ADSs) within the 12-month period preceding such sale or other disposition and provided that the gains are not attributable to a permanent establishment or a fixed base in Mexico. Deposits of units in exchange for ADSs and withdrawals of units in exchange for ADSs will not give rise to Mexican tax.

Other Mexican Taxes

There are no Mexican inheritance, gift, succession or value-added taxes applicable to the ownership, transfer, exchange or disposition of the ADSs or units, although gratuitous transfers of units may in certain circumstances cause a Mexican federal tax to be imposed upon the recipient. There are no Mexican stamp, issue, registration or similar taxes or duties payable by holders of units.

United States Taxation

Tax Considerations Relating to the Units and the ADSs

In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the owners of the units represented by those ADSs.

Taxation of Dividends. The gross amount of any distributions paid to holders of our units or the ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be included in the gross income of a U.S. holder as foreign source dividend income on the day on which the dividends are received by the U.S. holder, in the case of our units, or by the depositary, in the case of our units represented by ADSs, and will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended. Because we do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, it is expected that distributions paid to U.S. holders generally will be reported as dividends.

Dividends, which will be paid in Mexican pesos, will be included in the income of a U.S. holder in a U.S. dollar amount calculated, in general, by reference to the exchange rate in effect on the date that they are received by the U.S. holder, in the case of our units, or by the depositary, in the case of our units represented by ADSs (regardless of whether such Mexican pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt.

The amount of Mexican tax withheld generally will give rise to a foreign tax credit or deduction for U.S. federal income tax purposes. Dividends generally will constitute “passive category income” for purposes of the foreign tax credit (or in the case of certain U.S. holders, “general category income”). The foreign tax credit rules are complex. U.S. holders should consult their own tax advisors with respect to the implications of those rules for their investments in our units or ADSs.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder of our units or ADSs generally is subject to taxation at the preferential rates applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid to holders of our units or ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules, or the dividends are paid with respect to ADSs that are readily tradable on an established U.S. securities market and (2) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2018 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2019 taxable year.

Distributions to U.S. holders of additional units with respect to their units or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Capital Gains. A gain or loss realized by a U.S. holder on the sale or other disposition of ADSs or units will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s tax basis in the ADSs or units. Any such gain or loss will be a long-term capital gain or loss if the ADSs or units were held for more than one year on the date of such sale. Long-term capital gain recognized by a U.S. holder that is an individual is subject to reduced rates of federal income taxation. The deduction of capital loss is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of units by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Gain, if any, realized by a U.S. holder on the sale or other disposition of units or ADSs will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the units or ADSs, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, units or ADSs.

United States Backup Withholding and Information Reporting. A U.S. holder of units or ADSs may, under certain circumstances, be subject to “information reporting” and “backup withholding” with respect to certain payments to such U.S. holder, such as dividends or the proceeds of a sale or disposition of units or ADSs unless such holder (1) comes within certain exempt categories and demonstrates this fact when so required, or (2) in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules does not constitute a separate tax and will be creditable against the holder’s U.S. federal income tax liability.

Specified Foreign Financial Assets. Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the units and ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the units or ADSs, including the application of the rules to their particular circumstances.

Taxation of Stock Split. U.S. holders are not expected to recognize gain or loss as a result of the Stock Split. A U.S. holder’s basis in the units (or ADSs) held immediately after the Stock Split should be the same as the basis of the Series L shares (or ADSs) it held immediately prior to the Stock Split. A U.S. holder’s holding period in the units (or ADSs) held immediately after the Stock Split should include its holding period for the Series L shares (or ADSs) held immediately prior to the Stock Split.

U.S. Tax Consequences for Non-U.S. Holders

Taxation of Dividends and Capital Gains. Subject to the discussion below under “United States Backup Withholding and Information Reporting,” a holder of units or ADSs that is not a U.S. holder (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on the units or ADSs, on any gain realized on the sale of units or ADSs.

United States Backup Withholding and Information Reporting. While non-U.S. holders generally are exempt from information reporting and backup withholding, a non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Filings we make electronically with the SEC are available to the public on the Internet at the SEC’s website at www.sec.gov and at our website at www.coca-colafemsa.com. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report.)

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2018, we had total indebtedness of Ps.81,805 million, of which 78.7% bore interest at fixed interest rates and 21.3% bore interest at variable interest rates. After giving effect to our swap contracts, as of December 31, 2018, 17.3% (or 6.9% calculated based on the weighted average life of our outstanding debt), was variable-rate. The interest rate on our variable rate debt denominated in U.S. dollars is generally determined by reference to the London Interbank Offer Rate (LIBOR); the interest rate on our variable rate debt denominated in Mexican pesos has historically been determined by reference to the TIIE; the interest rate on our variable rate debt denominated in Colombian pesos is generally determined by reference to the Banking Reference Index, or IBR; the interest rate on our variable rate debt denominated in Argentine pesos is generally determined by reference to the Buenos Aires Deposits of Large Amounts Rate, or BADLAR; and the interest rate on our variable rate debt denominated in Brazilian reais is generally determined by reference to the Brazilian Interbank Deposit Rate (Cetip Depósitos Interfinanceiros). If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our financial instruments that are sensitive to changes in interest rates, without giving effect to interest rate swaps. The table presents weighted average interest rates by expected contractual maturity dates. Weighted average variable rates are based on the reference rates on December 31, 2018, plus spreads, contracted by us. The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos, Brazilian reais, Colombian pesos, Argentine pesos and Uruguayan pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, converted at an exchange rate of Ps.19.68 Mexican pesos per U.S. dollar reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2018.

The table below also includes the fair value of long-term debt based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities. Furthermore, the fair value of long-term notes payable is based on quoted market prices on December 31, 2018. As of December 31, 2018, the fair value represents a profit amount of Ps.89 million.

Principal by Year of Maturity

	As of December 31, 2018							As of December 31, 2017
	2019	2020	2021	2022	2023 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
	(in millions of Mexican pesos, except percentages)
Short and Long-Term Debt and Notes:
Fixed Rate Debt and Notes
U.S. dollars (Notes)	—	9,829	—	—	29,375	39,204	40,716	48,043
Interest Rate(1)	—	4.63%	—	—	4.43%	4.48%	—	4.09%
U.S. dollars (Financial Leasing)	10	—	—	—	—	10	—	—
Interest Rate(1)	3.28%	—	—	—	—	3.28%	—	—
Mexican pesos (Certificados Bursátiles)	—	—	2,498	—	15,983	18,481	17,218	18,479
Interest Rate(1)	—	—	8.27%	—	6.74%	6.95%	—	6.95%
Brazilian reais (Bank Loans)	186	129	78	67	62	522	508	934
Interest Rate(1)	5.95%	5.95%	5.95%	5.95%	5.95%	5.95%	—	5.87%
Brazilian reais (Notes Payable)(2)	4,653	—	—	—	—	4,653	4,516	6,707
Interest Rate	0.38%	—	—	—	—	0.38%	—	0.38%
Colombian pesos (Bank Loans)	—	—	—	—	—	—	—	728
Interest Rate(1)	—	—	—	—	—	—	—	9.63%
Uruguayan pesos (Bank Loans)	771	573	—	—	—	1,344	1,345	—
Interest Rate(1)	9.96%	10.15%	—	—	—	10.04%	—	—
Argentine pesos (Bank Loans)	157	—	—	—	—	157	141	106
Interest Rate(1)	36.75%	—	—	—	—	36.75%	—	22.40%

Total Fixed Rate	5,777	10,531	2,576	67	45,420	64,371	64,444	74,997

	As of December 31, 2018							As of December 31, 2017
	2019	2020	2021	2022	2023 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
	(in millions of Mexican pesos, except percentages)
Variable Rate Debt
U.S. dollars (Bank Loans)	—	—	4,025	—	—	4,025	4,062	4,032
Interest Rate(1)	—	—	3.34%	—	—	3.34%	—	2.12%
Mexican pesos (Certificados Bursátiles)	—	—	—	1,497	—	1,497	1,276	1,496
Interest Rate(1)	—	—	—	8.61%	—	8.61%	—	7.70%
Mexican pesos (Bank Loans)	4,700	—	5,400	—	—	10,100	10,100	—
Interest Rate(1)	8.48%	—	8.62%	—	—	8.56%	—	—
Brazilian reais (Bank Loans)	244	198	57	6	—	505	527	869
Interest Rate(1)	9.53%	9.53%	9.53%	9.53%	—	9.53%	—	8.50%
Brazilian reais (Notes Payable)	5	—	—	—	—	5	5	15
Interest Rate(1)	0.40%	—	—	—	—	0.40%	—	0.44%
Colombian pesos (Bank Loans)	878	424	—	—	—	1,302	1,302	1,951
Interest Rate(1)	5.59%	5.73%	—	—	—	5.64%	—	7.28%
Total Variable Rate	5,827	622	9,482	1,503	—	17,434	17,272	8,363

Total Debt	11,604	11,153	12,058	1,570	45,420	81,805	81,716	83,360
Derivative Financial Instruments:
Cross-Currency Swaps (Mexican pesos)	—	—	—	—	—	—	(681)	—
Notional to pay	—	9,769	—	—	8,764	18,533	—	18,533
Notional to receive	—	9,842	—	—	8,661	18,503	—	18,552
Interest pay rate	—	9.12%	—	—	9.54%	9.32%	—	9.32%
Interest receive rate	—	4.63%	—	—	3.97%	4.32%	—	4.32%
Cross-Currency Swaps (Brazilian reais)	—	—	—	—	—	—	(1,198)	—
Notional to pay	4,064	4,011	3,494	—	9,763	21,331	—	43,383
Notional to receive	4,653	4,559	4,035	—	9,448	22,694	—	39,233
Interest pay rate	4.76%	6.07%	5.48%	—	9.52%	—	—	6.33%
Interest receive rate	0.38%	2.90%	2.86%	—	3.88%	—	—	2.25%
Interest Rate Swaps (Brazilian reais)	4,013	4,559	4,035	—	—	12,607	270	11,026
Interest pay rate	6.29%	8.34%	7.94%	—	—	—	—	—
Interest receive rate	4.77%	6.07%	5.48%	—	—	—	—	—

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

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to our variable-rate financial instruments held during 2018 would have increased our interest expense by Ps.134 million, or 1.95% over our interest expense of 2018, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest rate swap and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies of each country where we operate, relative to the U.S. dollar. In 2018, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency in 2018

Currency	%
Mexican peso	46.2
Colombian peso	8.0
Argentine peso	5.0
Brazilian real	31.0
Central America(1)	8.7
Uruguayan peso	1.1

(1)	Includes Guatemalan Quetzales, Nicaraguan Cordobas, Costa Rican Colones and Panamanian Balboas.

We estimate that approximately 18.4% of our consolidated costs of goods sold are denominated in U.S. dollars for Mexican subsidiaries and in the aforementioned currencies for our non-Mexican subsidiaries. Substantially all of our costs denominated in a foreign currency, other than the functional currency of each country where we operate, are denominated in U.S. dollars. During 2018, we entered into forward derivative instruments and options to hedge part of our Mexican peso, Brazilian real, Colombian peso, and Argentine peso fluctuation risk relative to our raw material costs denominated in U.S. dollars. These instruments are considered hedges for accounting purposes. As of December 31, 2018, 60.29% of our indebtedness was denominated in Mexican pesos, 27.72% in Brazilian reais, 8.51% in U.S. dollars, 1.67% in Uruguayan pesos, 1.61% in Colombian pesos and 0.19% in Argentine pesos (including the effects of our derivative contracts as of December 31, 2018, including cross currency swaps from U.S. dollars to Mexican pesos and U.S. dollars to Brazilian reais). Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency-denominated operating costs and expenses and of the debt service obligations with respect to our foreign currency-denominated debt. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency denominated-indebtedness is increased. See also “Item 3. Key Information—Risk Factors—Depreciation of the local currencies of the countries where we operate relative to the U.S. dollar could adversely affect our financial condition and results.”

A hypothetical, instantaneous and unfavorable 10.0% devaluation in the value of each local currency in the countries where we operate relative to the U.S. dollar occurring on December 31, 2018, would have resulted in a foreign exchange gain of Ps.791 million, due to an increase in the cash balances held in U.S. dollars mainly generated by the proceeds received from the sale of our equity interest in KOF Philippines as of that date, net of the loss based on our U.S. dollar-denominated indebtedness as of December 31, 2018, after giving effect to all of our interest rate swap and cross-currency swap agreements.

As of April 5, 2019, the exchange rates relative to the U.S. dollar of all the countries where we operate have appreciated or depreciated compared to December 31, 2018 as follows:

	Exchange Rate As of April 5, 2019	(Depreciation) or Appreciation
Mexico	19.07	2.86%
Guatemala	7.66	1.02%
Nicaragua	32.76	(1.32)%
Costa Rica	601.99	1.60%
Panama	1.00	0.00%
Colombia	3,126.20	3.80%
Brazil	3.87	0.25%
Argentina	43.70	(15.92)%
Uruguay	33.79	(4.31)%

A hypothetical, instantaneous and unfavorable 10.0% devaluation in the value of the currencies of each of the countries where we operate relative to the U.S. dollar as of December 31, 2018, would produce a reduction in equity of approximately the following amounts:

Reduction in Equity
(in millions of Mexican pesos)
Mexico	1,615
Colombia	686
Brazil	5,408
Argentina	291
Central America(1)	984
Uruguay	283

(1) Includes Guatemala, Nicaragua, Costa Rica and Panama.

Equity Risk

As of December 31, 2018, we did not have any equity risk.

Commodity Price Risk

In 2018, we entered into futures contracts to hedge the cost of sugar and aluminum in Brazil and we entered into forwards contracts to hedge the cost of aluminum and PET resin in Mexico. The notional value of the sugar hedges was Ps.1,223 million as of December 31, 2018, with a negative fair value of Ps.88 million with maturities in 2019. The notional value of the aluminum hedges was Ps.265 million as of December 31, 2018, with a negative fair value of Ps.17 million with maturities in 2019, and the notional values of the PET resin hedges was Ps.1,303 million as of December 31, 2018, with a negative value of Ps.131 million with maturities in 2019. See Note 20 to our consolidated financial statements.

Item 12.	Description of Securities Other than Equity Securities

Item 12.A.	Debt Securities

Not applicable.

Item 12.B.	Warrants and Rights

Not applicable.

Item 12.C.	Other Securities

Not applicable.

Item 12.D.	American Depositary Shares

The Bank of New York Mellon serves as the depositary for the ADSs. Holders of ADSs, evidenced by American Depositary Receipts, or ADRs, are required to pay various fees to the depositary, and the depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

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

Direct and indirect reimbursements by the depositary

The depositary may reimburse us for certain expenses we incur in connection with the ADS program, subject to a ceiling agreed between us and the depositary. These reimbursable expenses may include listing fees and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2018, this amount was US$4,000.

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

Our management assessment and conclusion regarding the effectiveness of internal control over financial reporting as of December 31, 2018 excludes, in accordance with applicable guidance provided by the SEC, an assessment of the internal control over financial reporting of (1) ABASA and Los Volcanes consolidated as of April 2018, and (2) Monresa consolidated as of July 2018, which collectively represented 2.2% and 1.8% of our total and net assets, respectively, as of December 31, 2018, and 2.5% and 2.8% of our revenues and net income, respectively, for the year ended December 31, 2018.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and the Board of Directors of

Coca-Cola FEMSA, S.A.B. de C.V.:

We have audited Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion, Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of 1) Alimentos y Bebidas Atlántida S.A. (ABASA) and Comercializadora y Productora de Bebidas Los Volcanes, S.A. (Los Volcanes), consolidated since April 2018; and 2) Montevideo Refrescos S.R.L. (MONRESA), consolidated since July 2018, which collectively constituted 2.2% and 1.8% of total and net assets, respectively, as of December 31, 2018 and 2.5% and 2.8% of revenues and net income, respectively for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over these subsidiaries.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes, and our report dated April 12, 2019, expressed an unqualified opinion thereon.

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

April 12, 2019

(d) Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.A.	Audit Committee Financial Expert

Our shareholders and our board of directors have designated Victor Alberto Tiburcio Celorio, an independent director as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards, as an “audit committee financial expert” within the meaning of this Item 16.A. See “Item 6. Directors, Senior Management and Employees—Directors.”

Item 16.B.	Code of Ethics

We have adopted a code of ethics, within the meaning of this Item 16.B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, chief financial officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at www.coca-colafemsa.com. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address. In accordance with our code of ethics, we have developed a whistleblower system available to our employees, suppliers and the general public, to which complaints may be reported.

Item 16.C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Mancera, S.C. and other Ernst & Young practices (collectively, Ernst & Young) during the fiscal years ended December 31, 2018, December 31, 2017 and December 31, 2016:

	Year Ended December 31,
	2018	2017	2016
	(in millions of Mexican pesos)
Audit fees	80	77	72
Audit-related fees	11	10	15
Tax fees	16	7	8

Total fees	107	94	95

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

All Other Fees. For the years ended December 31, 2018, 2017 and 2016, there were no other fees.

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

We did not directly purchase any of our equity securities in 2018. The following table presents purchases of Series L shares in 2018 (pre-Stock Split) by trusts that FEMSA administers in connection with our bonus incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees—Bonus Program.”

Purchases of Equity Securities

	Total Number of Series L shares Purchased by trusts that FEMSA administers in connection with our bonus incentive plans	Average Price Paid per Series L Share	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Total	456,077	123.17	—	—

Item 16.F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G.	Corporate Governance

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

Compensation committee: A compensation committee composed entirely of independent directors is required. As a “controlled company,” we would be exempt from this requirement if we were a U.S. issuer.	Compensation committee: We do not have a committee that exclusively oversees compensation issues. Our Corporate Practices Committee, composed entirely of independent directors, reviews and recommends management compensation programs in order to ensure that they are aligned with shareholders’ interests and corporate performance.

Audit committee: Listed companies must have an audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the NYSE independence standards.	Audit committee: Mexican law requires us to have an Audit Committee with at least three members. We have an Audit Committee of four members. As required by the Mexican Securities Market Law, each member of the Audit Committee is an independent director, and its chairman is elected by our shareholders meeting.

Equity compensation plan: Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plan: Shareholder approval is not required under Mexican law or our bylaws for the adoption and amendment of an equity compensation plan. Such plans should provide for general application to all executives.

Code of business conduct and ethics: Corporate governance guidelines and a code of conduct and ethics are required, with disclosure of any waiver for directors or executive officers.	Code of business conduct and ethics: We have adopted a code of ethics, within the meaning of Item 16.B of SEC Form 20-F. Our code of ethics applies to our chief executive officer, chief financial officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at www.coca-colafemsa.com. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16.H.	Mine Safety Disclosure

Not applicable.

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits

(a)	List of Financial Statements

*

All supplementary schedules relating to the registrant are omitted because they are not required or because the required information, where material, is contained in the Financial Statements or Notes thereto.

(b)	List of Exhibits

Exhibit No.	Description

Exhibit 1.1	Amended and restated bylaws (Estatutos Sociales) of Coca-Cola FEMSA, S.A.B. de C.V., approved March 8, 2019 (English translation) (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form 8-A/A filed on April 10, 2019 (File No. 1-12260)).

Exhibit 2.1	Amended and Restated Deposit Agreement, dated as of April 11, 2019, by and among Coca-Cola FEMSA, S.A.B. de C.V., The Bank of New York Mellon, as ADS depositary, and owners and beneficial owners of American Depositary Receipts (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 filed on April 1, 2019 (File No. 333-230650)).

Exhibit 2.2	Indenture dated as of February 5, 2010 among Coca-Cola FEMSA, S.A.B. de C.V., and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

Exhibit 2.3	First Supplemental Indenture dated as of February 5, 2010 among Coca-Cola FEMSA, S.A.B. de C.V., and The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A. (incorporated by reference to Exhibit 2.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

Exhibit 2.4	Second Supplemental Indenture dated as of April 1, 2011 among Coca-Cola FEMSA, S.A.B. de C.V., Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V., as Guarantor, and The Bank of New York Mellon (incorporated by reference to Exhibit 2.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 17, 2011 (File No. 1-12260)).

Exhibit 2.5	Third Supplemental Indenture dated as of September 6, 2013 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), as existing guarantor, Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S. de R.L. de C.V., as additional guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No. 333-187275)).

Exhibit No.	Description

Exhibit 2.6	Fourth Supplemental Indenture dated as of October 18, 2013 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S. de R.L. de C.V., as existing guarantors, Controladora Interamericana de Bebidas, S. de R.L. de C.V., as additional guarantor, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No.333-187275)).

Exhibit 2.7	Fifth Supplemental Indenture dated as of November 26, 2013 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish paying agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on December 5, 2013 (File No.1-12260)).

Exhibit 2.8	Sixth Supplemental Indenture dated as of January 21, 2014 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish paying agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on January 27, 2014 (File No.1-12260)).

Exhibit 2.9	Seventh Supplemental Indenture dated as of November 23, 2015 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V., as successor guarantor, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 2.9 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 15, 2016 (File No. 1-12260).

Exhibit 4.1	Amended and Restated Shareholders Agreement dated as of July 6, 2002, by and among Compañia Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., The Coca-Cola Company and The Inmex Corporation, (incorporated by reference to Exhibit 4.13 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit 4.2	First Amendment, dated May 6, 2003, to the Amended and Restated Shareholders Agreement, dated as of July 6, 2002, among Compañia Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., The Coca-Cola Company, The Inmex Corporation, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

Exhibit 4.3	Second Amendment, dated as of February 1, 2010, to the to the Amended and Restated Shareholders Agreement, dated as of July 6, 2002, by and among Compañia Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., The Coca-Cola Company, The Inmex Corporation and Dulux CBAI 2003 B.V. (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

Exhibit 4.4	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the valley of Mexico (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit 4.5	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the valley of Mexico (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 33-67380)).†

Exhibit 4.6	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Exhibit 4.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

Exhibit No.	Description

Exhibit 4.7	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993
(File No. 33-67380)).†

Exhibit 4.8	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

Exhibit 4.9	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Bajio, S.A. de C.V., and The Coca-Cola Company with respect to operations in Bajio, Mexico (English translation) (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

Exhibit 4.10	Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).†

Exhibit 4.11	Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).†

Exhibit 4.12	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).†

Exhibit 4.13	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).†

Exhibit 4.14	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).†

Exhibit 4.15	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).†

Exhibit 4.16	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).†

Exhibit 4.17	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.40 to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).†

Exhibit 4.18	Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administración de Marcas S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Exhibit 10.3 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.19	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.6 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.20	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.7 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.22	Supply Agreement dated April 3, 1998, between Alpla Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).*†

Exhibit 4.23	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA, S.A.B. de C.V. and FEMSA Logística (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).†

Exhibit No.	Description

Exhibit 4.24	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.8 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.25	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.9 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

Exhibit 4.26	Memorandum of Understanding, dated as of March 11, 2003, by and among Panamerican Beverages, S.A. de C.V., as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Exhibit 10.14 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003
(File No. 1-12290)).

Exhibit 7.1	The Coca-Cola Company memorandum, to Steve Heyer from José Antonio Fernández, dated December 22, 2002 (incorporated by reference to Exhibit 10.1 to FEMSA’s Registration Statement on Amendment No. 1 to the Form F-3 filed on September 20, 2004 (File No. 333-117795)).

Exhibit 8.1	Significant Subsidiaries.

Exhibit 12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 12, 2019.

Exhibit 12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 12, 2019.

Exhibit 13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 12, 2019.

*	Portions of Exhibit 4.22 were omitted pursuant to a request for confidential treatment. Such omitted portions were filed separately with the Securities and Exchange Commission.
†	This was a paper filing, and is not available on the SEC website.

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

Coca-Cola FEMSA, S.A.B. de C.V.

By:	/s/ Constantino Spas Montesinos
Constantino Spas Montesinos
Chief Financial Officer

Date: April 12, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Coca-Cola FEMSA, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 12, 2019 expressed an unqualified opinion thereon.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Mancera, S.C.

A member practice of

Ernst & Young Global Limited

/s/ MANCERA, S.C.

We have served as the Company’s auditor since 2008

Mexico City, Mexico

April 12, 2019

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

At December 31, 2018 and 2017

In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	Note	December 2018 (*)	December 2018		December 2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	$1,208	Ps.	23,727	Ps.	18,767
Trade receivables, net	7	756		14,847		17,576
Inventories	8	512		10,051		11,364
Recoverable taxes	24	308		6,038		5,172
Other current financial assets	9	41		805		737
Other current assets	9	103		2,022		2,041

Total current assets		2,928		57,490		55,657

Non-current assets:
Investments in other entities	10	536		10,518		12,540
Property, plant and equipment, net	11	3,155		61,942		75,827
Intangible assets, net	12	5,949		116,804		124,243
Deferred tax assets	24	430		8,438		8,012
Other non-current financial assets	13	108		2, 123		1,277
Other non-current assets	13	330		6,472		8,121

Total non-current assets		10,508		206,297		230,020

TOTAL ASSETS		$13,436	Ps.	263,787	Ps.	285,677

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank loans and notes payable	18	$70	Ps.	1,382	Ps.	2,057
Current portion of non-current debt	18	521		10,222		10,114
Interest payable		25		497		487
Suppliers		1,007		19,746		19,956
Accounts payables		302		5,904		11,397
Taxes payable		367		7,207		7,074
Other current financial liabilities	25	29		566		4,509

Total current liabilities		2,321		45,524		55,594

NON CURRENT LIABILITIES:
Bank loans and notes payable	18	3,575		70,201		71,189
Post-employment and other non-current employee benefits	16	135		2,652		3,029
Deferred tax liabilities	24	145		2,856		1,714
Other non-current financial liabilities	25	70		1,376		1,169
Provisions and other non-current liabilities	25	480		9,428		12,272

Total non-current liabilities		4,405		86,513		89,373

TOTAL LIABILITIES		6,726		132,037		144,967

EQUITY:
Common stock	22	105		2,060		2,060
Additional paid-in capital		2,320		45,560		45,560
Retained earnings		3,630		71,270		61,786
Other equity instruments		(78)		(1,524)		(485)
Accumulated other comprehensive income		386		7,578		13,648

Equity attributable to equity holders of the parent		6,363		124,944		122,569

Non-controlling interest in consolidated subsidiaries	21	347		6,806		18,141

TOTAL EQUITY		6,710		131,750		140,710

TOTAL LIABILITIES AND EQUITY		$13,436	Ps.	263,787	Ps.	285,677

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of financial position.

Consolidated Income Statements

For the years ended December 31, 2018, 2017 and 2016

In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.) except for earnings per share amounts

	Note	2018 (*)	2018		2017 (**)		2016
CONTINUING OPERATIONS
Net sales		$9,260	Ps.	181,823	Ps.	182,850	Ps.	177,082
Other operating revenues		26		519		406		636

Total revenues		9,286		182,342		183,256		177,718
Cost of goods sold		5,012		98,404		99,748		98,056

Gross profit		4,274		83,938		83,508		79,662
Administrative expenses		407		7,999		7,693		7,423
Selling expenses		2,543		49,925		50,351		48,039
Other income	19	29		569		1,542		1,281
Other expenses	19	125		2,450		32,899		5,093
Interest expense	18	385		7,568		8,777		7,471
Interest income		51		1,004		791		715
Foreign exchange (loss) income, net		(14)		(277)		788		(1,792)
Gain on monetary position for subsidiaries in hyperinflationary economies		11		212		1,590		2,417
Market value (loss) income on financial instruments	20	(16)		(314)		246		51

Income (loss) before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		875		17,190		(11,255)		14,308
Income taxes	24	268		5,260		4,184		3,928
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	10	(12)		(226)		60		147

Net income (loss) from continuing operations		596		11,704		(15,379)		10,527

Net income (loss) after tax from discontinued operations	5	172		3,366		3,725		—

CONSOLIDATED NET INCOME (LOSS)		$768	Ps.	15,070	Ps.	(11,654)	Ps.	10,527

Attributable to:
Equity holders of the parent- continuing operations		$557	Ps.	10,936	Ps.	(16,058)	Ps.	10,070
Equity holders of the parent- discontinued operations		152		2,975		3,256		—

Non-controlling interest- continuing operations		39		768		679		457
Non-controlling interest- discontinued operations		$20	Ps.	391	Ps.	469	Ps.	—

Net income (loss)		$768	Ps.	15,070	Ps.	(11,654)	Ps.	10,527

Earnings per share- Equity holders of the parent (U.S. dollars and Mexican pesos):
Basic controlling interest net income (loss) from continuing operations	23	$0.03	Ps.	0.65	Ps.	(0.96)	Ps.	0.61
Basic controlling interest net income from discontinued operations	23	0.01		0.18		0.19		—
Diluted controlling interest net income (loss) from continuing operations	23	0.03		0.65		(0.96)		0.61
Diluted controlling interest net income from discontinued operations	23	0.01		0.18		0.19		—

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3
(**)	Results for 2017 have been restated for the discontinued Philippines operations. See Note 5.

The accompanying notes are an integral part of these consolidated income statements.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2018, 2017 and 2016

In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	Note	2018 (*)	2018		2017 (**)		2016
CONSOLIDATED NET INCOME (LOSS)		768	Ps.	15,070	Ps.	(11,654)	Ps.	10,527

Other comprehensive income, net of taxes:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments, net of taxes	20	(20)		(437)		(266)		715
Exchange differences on the translation of foreign operations and associates		(371)		(7,234)		15,207		16,052

Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods		(391)		(7,671)		14,941		16,767

Items that will not be reclassified to profit or loss in subsequent periods:
Loss from equity financial asset classified at FVOCI		(53)		(1,039)		—		—

Re-measurements of the net defined benefit liability, net of taxes	16	13		259		28		(123)

Other comprehensive income (loss) not being reclassified to profit or loss in subsequent periods		(40)		(780)		28		(123)

Total other comprehensive (loss) income, net of tax		(430)		(8,451)		14,969		16,644

Consolidated comprehensive income for the year, net of tax		337	Ps.	6,619	Ps.	3,315	Ps.	27,171

Attributable to:
Equity holders of the parent from continuing operations		203	Ps.	3,984	Ps.	841	Ps.	24,818
Equity holders of the parent from discontinued operations		143		2,817		2,500		—
Non-controlling interest from continuing operations		(21)		(421)		146		2,353
Non-controlling interest from discontinued operations		12		239		(172)		—

Consolidated comprehensive income for the year, net of tax		337	Ps.	6,619	Ps.	3,315	Ps.	27,171

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3
(**)	Results for 2017 have been restated for the discontinued Philippines operations. See Note 5.

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018, 2017 and 2016

In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

Attributable to:	Common Stock		Additional paid-in capital		Retained earnings		Other Equity Instruments		Valuation of the effective portion of derivative financial instruments		Exchange differences on translation of foreign operations and Associates		Remeasurements of the net defined benefit liability		Equity Attributable To Equity Holders of the Parent		Non- Controlling Interest		Total equity
Balances as of January 1, 2016		2,048		41,490		78,454		—		(225)		(16,584)		(434)		104,749		3,986		108,735

Consolidated net income		—		—		10,070		—		—		—		—		10,070		457		10,527
Other comprehensive income, net of tax		—		—		—		—		664		14,207		(123)		14,748		1,896		16,644
Total comprehensive income		—		—		10,070		—		664		14,207		(123)		24,818		2,353		27,171
Dividends declared		—		—		(6,945)		—		—		—		—		(6,945)		(69)		(7,014)
Increase in non-controlling interest		—		—		—		—		—		—		—		—		826		826
Acquisition of Vonpar (Note 4)		—		—		—		(485)		—		—		—		(485)		—		(485)

Balances as of December 31, 2016		2,048		41,490		81,579		(485)		439		(2,377)		(557)		122,137		7,096		129,233

Consolidated net income (loss)		—		—		(12,802)		—		—		—		—		(12,802)		1,148		(11,654)
Other comprehensive loss, net of tax		—		—		—		—		(192)		(9,778)		(10)		(9,980)		(1,174)		(11,154)
Total comprehensive income
Deconsolidation of Venezuela (Note 3.3)		—		—		—		—		—		26,123		—		26,123		—		26,123
Total comprehensive income		—		—		(12,802)		—		(192)		16,345		(10)		3,341		(26)		3,315
Acquisition of Vonpar (Note 4)		12		4,070		—		—		—		—		—		4,082		—		4,082
Dividends declared		—		—		(6,991)		—		—		—		—		(6,991)		(1)		(6,992)
Consolidation of Philippines		—		—		—		—		—		—		—		—		11,072		11,072

Balances as of December 31, 2017	Ps.	2,060	Ps.	45,560	Ps.	61,786	Ps.	(485)	Ps.	247	Ps.	13,968	Ps.	(567)	Ps.	122,569	Ps.	18,141	Ps.	140,710

Accounting standard adoption effects (see Note 2.4)		—		—		(75)		—		—		—		—		(75)		(12)		(87)
Adoption of IAS 29 for Argentina		—		—		2,686		—		—		—		—		2,686		—		2,686

Balances as of January 1, 2018	Ps.	2,060	Ps.	45,560	Ps.	64,397	Ps.	(485)	Ps.	247	Ps.	13,968	Ps.	(567)	Ps.	125,180	Ps.	18,129	Ps.	143,309

Consolidated net income		—		—		13,911		—		—		—		—		13,911		1,159		15,070
Other comprehensive loss, net of tax		—		—		—		(1,039)		(396)		(5,897)		223		(7,109)		(1,342)		(8,451)
Total comprehensive income		—		—		13,911		(1,039)		(396)		(5,897)		223		6,802		(183)		6,619
Dividends declared		—		—		(7,038)		—		—		—		—		(7,038)		—		(7,038)
Sale of Philippines operations		—		—		—		—		—		—		—		—		(11,140)		(11,140)

Balances as of December 31, 2018	Ps.	2,060	Ps.	45,560	Ps.	71,270	Ps.	(1,524)	Ps.	(149)	Ps.	8,071	Ps.	(344)	Ps.	124,944	Ps.	6,806	Ps.	131,750

The accompanying notes are an integral part of these consolidated statements of changes in equity.

Consolidated Statements of Cash Flows

For the years ended December 31, 2018, 2017 and 2016

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	2018 (*)	2018		2017 (**)		2016
OPERATING ACTIVITIES:
Income (loss) before income taxes from continuing operations	$864	Ps.	16,964	Ps.	(11,195)	Ps.	14,455

Adjustments for:
Non-cash operating expenses	66		1,296		4,663		2,329
Depreciation	428		8,404		8,402		7,579
Amortization	83		1,624		1,230		1,087
(Loss) on disposal of long-lived assets	(9)		(178)		(129)		(22)
Write-off of long-lived assets	5		103		174		40
Share of the (profit) loss of associates and joint ventures accounted for using the equity method, net of taxes	12		226		(60)		(147)
Interest income	(51)		(1,004)		(791)		(715)
Interest expense	265		5,198		4,617		4,388
Foreign exchange loss (income), net	14		277		(788)		1,792
Non-cash movements in post-employment and other non-current employee benefits obligations	11		219		396		580
Impairment	22		432		1,843		—
Deconsolidation of Venezuela	—		—		26,333		—
Consolidation of Philippines	—		—		(2,996)		—
Monetary position gain, net	(11)		(212)		(1,591)		(2,417)
Market value loss on financial instruments	121		2,370		4,073		2,817
(Increase) decrease:					—
Accounts receivable and other current assets	(107)		(2,097)		(3,363)		(2,727)
Other current financial assets	(20)		(396)		(2,435)		(3,552)
Inventories	(71)		(1,386)		(688)		(2,142)
Suppliers and other accounts payable	85		1,666		3,668		11,199
Other liabilities	19		381		735		931
Employee benefits paid	(6)		(124)		(310)		(258)
Income taxes paid	(315)		(6,182)		(5,252)		(2,771)

Net cash flows generated from operating activities from continuing operations	1,405		27,581		26,536		32,446

Income before income taxes for discontinued operations	67		1,308		1,265		—

Net cash flows generated from operation activities for discontinued operations	33		654		5,435		—

INVESTING ACTIVITIES:
Acquisition and mergers, net of cash acquired (see Note 4)	(290)		(5,692)		26		(13,198)
Deconsolidation of Venezuela (see Note 3.3)	—		—		(170)		—
Proceed from sale of subsidiary, net of cash disposed	390		7,649		—		—
Interest received	51		1,004		791		715
Acquisitions of long-lived assets	(505)		(9,917)		(9,715)		(10,308)
Proceeds from the sale of long-lived assets	20		399		323		324
Acquisition of intangible assets	(70)		(1,373)		(3,410)		(2,385)
Other non-current assets	1		18		(145)		—
Dividends received from investments in associates and joint ventures (Note 10)	—		8		33		5
Investment in shares	(20)		(387)		(1,443)		(2,068)
Investing activities for discontinued operations	—		—		—		—

Net cash flows (used in) investing activities from continuing operations	$(423)	Ps.	(8,291)	Ps.	(13,710)	Ps.	(26,915)

Net cash flows (used in) investing activities from discontinued operations	(49)	Ps.	(962)	Ps.	2,820	Ps.	—

FINANCING ACTIVITIES:
Proceeds from borrowings	786		15,426		12,488		8,040
Repayment of borrowings	(813)		(15,957)		(13,109)		(4,948)
Interest paid	(254)		(4,984)		(4,558)		(4,122)
Dividends paid	(358)		(7,038)		(6,992)		(7,013)
Other financing activities	(86)		(1,682)		(2,201)		(2,517)
Proceeds from issuing shares (see Note 4)	—		—		4,082		—
Increase in non-controlling interest	—		—		—		826

Net cash flows (used in) financing activities for continuing operations	(725)		(14,235)		(10,290)		(9,734)

Net cash flows (used in) financing activities for discontinued operations	(2)		(37)		(485)		—

Net increase (decrease) in cash and cash equivalents from continuing operations	257		5,055		2,536		(4,203)
Net increase (decrease) in cash and cash equivalents from discontinued operations	49		963		9,035		—
Cash and cash equivalents at the beginning of the period	956		18,767		10,476		15,989
Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies	(54)		(1,058)		(3,280)		(1,310)

Cash and cash equivalents at the end of the period	$1,208	Ps.	23,727	Ps.	18,767	Ps.	10,476

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3
(**)	Results for 2017 have been revised for the discontinued Philippines operations. See Note 5.

The accompanying notes are an integral part of these consolidated statements of cash flow.

Notes to the Consolidated Statements

For the years ended December 31, 2018, 2017 and 2016

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

Note 1. Activities of the Company

Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA”) is a Mexican corporation, mainly engaged in acquiring, holding and transferring all types of bonds, shares and marketable securities.

Coca-Cola FEMSA is indirectly owned by Fomento Economico Mexicano, S.A.B. de C.V. (“FEMSA”), which holds 47.2% of its capital stock and 63% of its voting shares and The Coca-Cola Company (“TCCC”), which indirectly owns 27.8% of its capital stock and 37% of its voting shares. The remaining 25% of Coca-Cola FEMSA’s shares trade on the Bolsa Mexicana de Valores, S.A.B. de C.V. (BMV: KOF) as series “L” shares and its American Depositary Shares (“ADS”) (equivalent to ten series “L” shares) trade on the New York Stock Exchange, Inc. The address of its registered office and principal place of business is Mario Pani No. 100 Col. Santa Fe Cuajimalpa, Delegacion Cuajimalpa de Morelos, Mexico City, 05348, Mexico.

Coca-Cola FEMSA and its subsidiaries (the “Company”), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela, Brazil, Uruguay, Argentina and until November 2018 the Philippines. (see note 5)

As of December 31, 2018 and 2017 the most significant subsidiaries which the Company controls are:

Company	Activity	Country	Ownership percentage 2018	Ownership percentage 2017
Propimex, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%
Controladora Interamericana de Bebidas, S. de R.L. de C.V.	Holding	Mexico	100.00%	100.00%
Spal Industria Brasileira de Bebidas, S.A.	Manufacturing and distribution	Brazil	96.06%	96.06%
Distribuidora y Manufacturera del Valle de México, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%
Servicios Refresqueros del Golfo, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%

Note 2. Basis of Preparation

2.1 Statement of compliance

The consolidated financial statements of Coca-Cola FEMSA S.A.B. de C.V. and its subsidiaries as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer John Santa Maria Otazua and Chief Financial and Administrative Officer Constantino Spas Montesinos on February 25, 2019. These consolidated financial statements and notes were approved at the Company’s Board of Directors meeting on February 25, 2019. Subsequent events have been considered through that date (see Note 29). These consolidated financial statements and their accompanying notes will be presented to the Shareholders meeting on March 14, 2019. The Company´s Board of Directors and Shareholders have the authority to approve or modify the Company´s consolidated financial statements.

2.2 Basis of measurement and presentation

The consolidated financial statements have been prepared on the historical cost basis except for the following:

•	Derivative financial instruments

•	Trust assets of post-employment and other non-current employee benefit plans

The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationship.

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

2.2.3 Convenience translation to U.S. dollars ($)

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position as of December 31, 2018 and the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2018 were converted into U.S. dollars at the exchange rate of Ps 19.6350 per U.S. dollar as published by the Federal Reserve Bank of New York on December 31, 2018, the last date in 2018 for which information is available. This arithmetic conversion should not be construed as representations that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate. As of March 6, 2019 (the issuance date of these financial statements) such exchange rate was Ps. 19.3065 per U.S. dollar, an appreciation of 1.6% since December 31, 2018.

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

2.3.1.1 Impairment of indefinite lived intangible assets, goodwill and other depreciable long-lived assets

Intangible assets with indefinite lives as well as goodwill are subject to impairment tests annually or whenever indicators of impairment are present. Impairment exists when the carrying value of an asset or cash generating unit (CGU) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales agreements in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. In order to determine whether such assets are impaired, the Company calculates an estimation of the value in use of the cash-generating units to which such assets have been allocated. Impairment losses are recognized in current earnings for the excess of the carrying amount of the asset or CGU and its value in use in the period the related impairment is determined.

The Company assesses at each reporting date whether there is an indication that a long-lived asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is written down to its recoverable amount, which is determined based on its value in use. In assessing value in use, the estimated future cash flows expected to be generated from the use of the asset or CGU re discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. These calculations are corroborated by valuation multiples or other available fair value indicators. The key assumptions used to determine the recoverable amount for the Company’s CGUs, including a sensitivity analysis, are further explained in Notes 3.17 and 12.

2.3.1.2 Useful lives of property, plant and equipment and intangible assets with definite useful lives

Property, plant and equipment, including returnable bottles which expected to provide benefits over a period of more than one year, as well as intangible assets with definite useful lives are depreciated/ amortized over their estimated useful lives. The Company bases its estimates on the experience of its technical personnel as well as its experience in the industry for similar assets; see Notes 3.13, 11 and 12.

2.3.1.3 Post-employment and other non-current employee benefits

The Company regularly evaluates the reasonableness of the assumptions used in its post-employment and other non-current employee benefit computations. Information about such assumptions is described in Note 16.

2.3.1.4 Income taxes

Deferred income tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Company recognizes deferred tax assets for unused tax losses and other credits and regularly reviews them for recoverability, based on its judgment regarding the probability of the expected timing and level of future taxable income, the expected timing of the reversals of existing taxable temporary differences and future tax planning strategies see Note 24.

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

2.3.1.7 Business combinations

Businesses combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company to and liabilities assumed by the Company from the former owners of the acquired, the amount of any non-controlling interest in the acquired and the equity interests issued by the Company in exchange for control of the acquired.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized and measured at their fair value, except that:

•

deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12, Income Taxes and IAS 19, Employee Benefits, respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquired or share-based payment arrangements of the Company entered into to replace share-based payment arrangements of the acquired are measured in accordance with IFRS 2, Share- based Payment at the acquisition date, see Note 3.25;

•

assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that standard; and

•	Indemnifiable assets are recognized at the acquisition date on the same basis as the indemnifiable liability subject to any contractual limitations.

For each acquisition, management’s judgment must be exercised to determine the fair value of the assets acquired, the liabilities assumed and any non-controlling interest in the acquired, applying estimates or judgments in techniques used, especially in forecasting CGU’s cash flows, in the computation of weighted average cost of capital (WACC) and estimation of inflation during the identification of intangible assets with indefinite live, mainly, distribution rights.

2.3.1.8 Investments in associates

If the Company holds, directly or indirectly, 20 per cent or more of the voting power of the investee, it is presumed that it has significant influence, unless it can be clearly demonstrated that this is not the case. If the Company holds, directly or indirectly, less than 20 per cent of the voting power of the investee, it is presumed that the Company does not have significant influence, unless such influence can be clearly demonstrated. Decisions regarding the propriety of utilizing the equity method of accounting for a less than 20 per cent-owned corporate investee require a careful evaluation of voting rights and their impact on the Company’s ability to exercise significant influence. Management considers the existence of the following circumstances, which may indicate that the Company is in a position to exercise significant influence over a less than 20 per cent-owned corporate investee:

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

2.3.1.9 Joint Arrangements

An arrangement can be a joint arrangement even though not all of its parties have joint control of the arrangement. When the Company is a party to an arrangement it shall assess whether the contractual arrangement gives all the parties, or a group of the parties, control of the arrangement collectively; joint control exists only when decisions about the relevant activities require the unanimous consent of the parties that control the arrangement collectively. Management needs to apply judgment when assessing whether all the parties, or a group of the parties, have joint control of an arrangement. When assessing joint control, management considers the following facts and circumstances:

a)	If all the parties, or a group of the parties, control the arrangement, considering definition of joint control, as described in Note 3.1; and

b)	If decisions about the relevant activities require the unanimous consent of all the parties, or of a group of the parties

As mentioned in Note 4, until January 2017, Coca-Cola FEMSA accounted for its 51% investment in Coca-Cola FEMSA Philippines, Inc. (CCFPI) as a joint venture, this was based on the facts that Coca-Cola FEMSA and TCCC: (i) make all operating decisions jointly during the initial four-year period and (ii) potential voting rights to acquire the remaining 49% of CCFPI were not probable to be exercised in the foreseeable future and the fact that the call option remains “out of the money” as of December 31, 2016. In January 2017, the arrangement between Coca-Cola FEMSA and TCCC for joint control of CCFPI expired; therefore, Coca-Cola FEMSA started to consolidate the operations of CCFPI effective February 2017. On August 16, 2018, Coca-Cola FEMSA announced the exercise of the put option to sell its 51% stock in CCFPI to TCCC and the transaction closed on December 13, 2018. Therefore, the consolidated income and cash flows statements presented in the consolidated financial statements are represented as if the CCFPI had been discontinued from February 2017, date of the consolidation of the operations.

2.3.1.10 Venezuela Exchange Rates and Consolidation

As further explained in Note 3.3 below, as of December 31, 2017, the exchange rate used to translate the financial statements of the Company’s Venezuelan operations for reporting purposes into the consolidated financial statements, was 22,793 bolivars per US dollar.

As also explained in Note 3.3 below, effective December 31, 2017 the Company deconsolidated its operations in Venezuela due to the political and economic environment in that country and began accounting for its investment under the fair value method. Consequently beginning January 1, 2018, all changes in the fair value of the investment, including foreign currency translations differences will be recognized for Venezuela’s operations in other comprehensive income.

2.4 Changes in accounting policies

The Company has applied the following amendments to the standards, which are effective for annual periods beginning on or after January 2018, their application has no significant effects:

2.4.1 IFRS 9 Financial Instruments

I.	Classification and measurement of financial assets and liabilities and hedge accounting

The Company adopted IFRS 9, Financial Instruments issued in July 2014 at the date of initial application on January 1, 2018. The requirements under IFRS 9 represent a significant change from IAS 39 Financial Instruments: Classification and Measurement. The nature and key effects of the changes within the accounting policies of the Company as a result of the adoption of IFRS 9 are summarized below.

The classification of financial assets under IFRS 9 is based on the business model over which the financial asset is managed and the characteristic of the contractual cash flows of the financial assets. IFRS 9 contains three classification categories for financial assets: measured at amortized cost, fair value with changes in other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVPL”). IFRS 9 also allows equity instruments in non-listed companies to be designated as FVOCI, if they are intended to be held for the foreseeable future. The standard eliminates the categories of IAS 39: investments held to maturity, loans and accounts receivable and available for sale. According to IFRS 9, the derivatives implicit in contracts where the host contract is a financial asset under the scope of the standard will never be separated. In contrast, the hybrid financial instrument is evaluated as a whole for the evaluation of its classification. The adoption of IFRS 9 has not had a significant effect on the accounting policies of the Company in terms of classification and measurement of financial assets and related profit or loss accounts.

The Company chose to adopt the new hedge accounting model under IFRS 9. This implies that the Company confirms that hedge accounting relationships are aligned with its risk management, objectives and strategy and to apply a more qualitative and prospective approach to evaluate the effectiveness of hedges.

For an explanation of how the Company applies hedge accounting under IFRS 9 see Note 7.

Activities carried out in the adoption

The Company conducted a qualitative and quantitative evaluation for the adoption of IFRS 9. The activities carried out are the following:

•	The determination of the business model within which the financial assets are held.

•	Review and documentation of the business models for managing financial assets, accounting policies, processes and internal controls related to financial instruments.

•	Update of documentation of the hedging relationships, as well as the policies for hedge accounting, and internal controls.

•

All hedge relationships designated in accordance with the criteria of IAS 39 as of December 31, 2017 fulfilled the criteria and requirements to be designated as accounting hedges in accordance with IFRS 9 as of January 1, 2018 and, therefore, it was considered that they continue to be hedging relationships.

For classification, measurement and accounting of hedges, no significant changes were determined, except those related to the documentation of the adoption of the standard, which include the tests of holding for Only Payments of Principal and Interest (“SPPI”), and the update of the hedge files. Therefore, no significant adjustments from the adoption of IFRS 9 were recognized in the consolidated financial statements of the entity in relation to the classification, measurement and accounting of hedges.

II.	Impairment of financial assets

IFRS 9 replaces the “loss incurred” model in IAS 39 with a forward-looking “expected loss” model. The new impairment model is applicable to financial assets (debt instruments) measured at amortized cost and investments measured at FVOCI and other contractual asset. Under IFRS 9, the provision for impairment loss is recognized earlier than under IAS 39.

An analysis was carried out to determine the impact of the new “expected loss” model of financial assets to calculate the provisions that should be registered. As of January 1, 2018, the effect of adopting the standard within the retained earnings was Ps. 87, equivalent to 1% of the total portfolio maintained at the date of adoption. The impact for the provisions of the financial assets under the new standard is not significant because the accounts receivable are characterized by recovering in the short term, which results in estimates of expected loss that approximates the previous provision for doubtful accounts under IAS 39.

2.4.2 IFRS 15, Revenue from contracts with customers

The Company adopted IFRS 15 Revenue from contracts with customers on its consolidated financial statements as of the effective date January 1st, 2018. IFRS 15 establishes a 5-step model approach to which the entity recognizes revenue to depict the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. According to the standard, a performance obligation may be satisfied over time (which better reflects the pattern of which the Company fulfills its performance obligations for the exchange of those good and services) or at a point in time that the control of good and services are totally transferred to the customers.

For the transition, the Company applied the modified retrospective method by determining the cumulative effect as of the date of the standard adoption on the consolidated financial information for the years ended December 31, 2017 and prior. The prior period financial statements were not restated and the impact of adoption is immaterial to the consolidated financial statements.

In contrast to the previous issued standard, the IFRS 15 preescribes the accounting treatment for the variable considerations that may result from incentives given to customers (rebates and promotional allowances), which are included (estimated) in the transaction price to the extent that is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

a)	Sale of goods

It includes the sales of goods by all the subsidiaries of the Company, mainly the sale of beverages of the leading brand of Coca-Cola in which the revenue is recognized in the point of time those products were sold to the customers. Applying IFRS 15 did not result in a change in the revenues recognition pattern for the sale of goods because the performance obligations of the all the activities of the Company were satisfied at the moment that the product is sold and the Company becomes entitled to the consideration in exchange for the arrangement; that is, the control of the products are transfers in a point of time.

b)	Rendering of services

It includes the revenues of distribution services that the Company recognizes as revenues when performance obligation is satisfied, which generally occurs over time since the related benefits are consumed by the customers as control is transferred and the arrangements cover a short period of time (generally, three months or less). There are no variable considerations created from rendered services.

The adoption of IFRS 15 does not have any impact on the Company; however it modifies its accounting policies with the purpose to align those to the new 5-step model established by IFRS 15. Those changes did not result in additional impacts for the revenues recognition in contrast to the previous standard IAS 18.

2.4.3 Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. Coca-Cola FEMSA’s accounting policy for cash-settled share based payments is consistent with the approach clarified in the amendments. In addition, Coca-Cola FEMSA has no share-based payment transaction with net settlement features for withholding tax obligations and had not made any modifications to the terms and conditions of its share-based payment transaction. Therefore, these amendments do not have any impact on Coca-Cola FEMSA’s consolidated financial statements.

2.4.4 Other adjustments

In addition to the adjustments described above, upon adoption of IFRS 9, other items of the primary financial statements such as deferred taxes, investment in an associate and a joint venture (arising from the financial instruments held by these entities), income tax expense, non-controlling interests and retained earnings were adjusted as necessary.

IFRIC Interpretation 22- Foreign Currency Transactions and Advance Considerations

The Interpretation clarifies that, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the de-recognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine the date of the transactions for each payment or receipt of advance consideration. This Interpretation does not have any impact on Coca-Cola FEMSA’s consolidated financial statements.

Note 3. Significant Accounting Policies

3.1 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2018. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

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

Acquisitions of non-controlling interests are accounted for as transactions with owners in their capacity as owners and therefore they are recognized entirely in equity without applying acquisition accounting. Adjustments to non-controlling interests arising from transactions that do not involve the loss of control are measured at carrying amount and reflected in shareholders’ equity as part of additional paid-in capital.

3.2 Business combinations

Business combinations are accounted for using the acquisition method at the acquisition date, which is the date on which control is transferred to the Company. When evaluated control, the Company considers this substantive potential voting rights. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquired. For each business combination, the Company elects whether to measure the non-controlling interests in the acquired at fair value or at the proportionate share of the acquired’ s identifiable net assets.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquired, and the fair value of the Company previously held equity interest in the acquired (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquired and the fair value of the Company’s previously held interest in the acquired (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Any contingent consideration payable is recognized at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not re- measured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent considerations are recognized in consolidated net income.

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

Sometimes obtaining control of an acquired in which equity interest is held immediately before the acquisition date is considered as a business combination achieved in stages also referred to as a step acquisition. The Company re-measures its previously held equity interest in the acquired at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss. Also, the changes in the value of equity interest in the acquired recognized in other comprehensive income shall be recognized on the same basis as required if the Company had disposed directly of the previously held equity interest (see Note 3.11.2).

The Company sometimes obtains control of an acquired without transferring consideration. The acquisition method of accounting for a business combination applies to those combinations as follows:

i.	The acquired repurchases a sufficient number of its own shares for the Company to obtain control.

ii.	Minority veto rights lapse that previously kept the Company from controlling an acquired in which it held the majority voting rights.

iii.

The Company and the acquired agree to combine their businesses by contract alone in which it transfers no consideration in exchange for control and no equity interest is held in the acquired, either on the acquisition date or previously.

3.3 Foreign currencies and consolidation of foreign subsidiaries, investments in associates and joint ventures

In preparing the financial statements of each individual subsidiary, associate and joint venture, transactions in currencies other than the individual entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-measured.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:

•

The variations in the net investment in foreign subsidiaries generated by exchange rate fluctuation are included in other comprehensive income, which is recorded in equity as part of the cumulative exchange differences on translation of foreign subsidiaries and associates within the accumulated other comprehensive income.

•

Intercompany financing balances with foreign subsidiaries that are considered as non-current investments, since there is no plan to pay such financing in the foreseeable future. Monetary position and exchange rate fluctuation regarding this financing is included in the exchange differences on translation of foreign subsidiaries and associates, which is recorded in equity as part of the accumulated other comprehensive income.

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks.

Foreign exchange differences on monetary items are recognized in profit or loss. Their classification in the income statement depends on their nature. Differences arising from fluctuations related to operating activities are presented in the “other expenses” line (see Note 19) while fluctuations related to non-operating activities such as financing activities are presented as part of “foreign exchange gain (loss)” line in the income statement.

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

In addition, in relation to a partial disposal of a subsidiary that does not result in the Company losing control over the subsidiary, the proportionate share of exchange differences on translation of foreign subsidiaries and associates are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e., partial disposals of associates or joint ventures that do not result in the Company losing significant influence or joint control), the proportionate share of the exchange differences on translation of foreign subsidiaries and associates is reclassified to profit or loss.

Goodwill and fair value adjustments on identifiable assets and liabilities acquired arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Foreign exchange differences are recognized in equity as part of the exchange differences on translation of foreign subsidiaries and associates.

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

		Exchange Rates of Local Currencies Translated to Mexican Pesos(1)
		Average Exchange Rate for					Exchange Rate as of December 31,
Country or Zone	Functional coin	2018	2017		2016		2018	2017
Mexico	Mexican peso	1.00	Ps.	1.00	Ps.	1.00	1.00	Ps.	1.00
Guatemala	Quetzal	2.56		2.57		2.46	2.54		2.69
Costa Rica	Colon	0.03		0.03		0.03	0.03		0.03
Panamá	U.S Dollar	19.24		18.93		18.66	19.68		19.74
Colombia	Colombian peso	0.01		0.01		0.01	0.01		0.01
Nicaragua	Cordoba	0.62		0.63		0.65	0.61		0.64
Argentina	Argentine peso	0.73		1.15		1.26	0.52		1.06
Brazil	Reais	5.29		5.94		5.39	5.08		5.97
Philippines	Philippines peso	0.37		0.38		0.39	0.37		0.40
Uruguay	Uruguayan peso	0.63		0.66		0.71	0.61		0.69

(1)	Exchange rates published by the central bank of each country

Venezuela

Effective December 31, 2017, the Company determined that the conditions in Venezuela had led the Company to no longer meet the accounting criteria to consolidate its Venezuelan operations. Such deteriorating conditions had significantly impacted the Company’s ability to manage its capital structure, its capacity to import and purchase raw materials and had imposed limitations on the portfolio dynamics. In addition, certain government controls over pricing of some products, labor law restrictions and ability to obtain US Dollars and imports, have affected the normal course of business. Therefore, and due to the fact that its Venezuelan operations will continue, as of December 31, 2017, the Company changed the method of accounting for its investment in Venezuela from consolidation to fair value method measured using a Level 3 concept and recognized as of December 31, 2017.

As a result of the deconsolidation, the Company recorded an extraordinary loss in other expenses line of Ps. 28,176 for the year ended in December 31, 2017. Such charge includes the reclassification of Ps. 26,123 (see Note 21) previously recorded in exchange differences on translation of foreign subsidiaries and associates in equity, to the income statement and impairment charges as follows, Ps. 745 of distribution rights, Ps. 1,098 of property plant and equipment and Ps 210 of re-measurement at fair-value of the Venezuelan’s investment.

Prior to deconsolidation, during 2017, the Company’s Venezuela operations contributed Ps. 4,005 to net sales and losses of Ps. (2,223) to net income. See also Note 26 for additional information about the Venezuelan operations.

Beginning on January 1, 2018, the Company recognized its investment in Venezuela under the fair value method upon adoption of the new IFRS 9 standard. Consequently, the Company no longer includes the results of the Venezuelan operations in its Consolidated Financial Statements as explained in the Note 2.3.1.10.

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

On December 2017, the Company translated the Venezuela entity figures using an exchange rate of bolivars. 22,793 per USD, as such exchange rate better represented the economic conditions in Venezuela. The Company considers that this exchange rate provides more useful and relevant information related to the Venezuela´s financial position, financial performance and cash flows. On January 30, 2018, a new auction of the DICOM conducted by the Venezuela government resulted in an estimated exchange rate of Bolivars. 30,987 per Eu (equivalent to 25,000 per USD).

3.4 Recognition of the effects of inflation in countries with hyperinflationary economic environments

As of December 2017 and 2016 there were multiple inflation indices (including combination of indices in the case of CPI or certain months without official available information in the case of National Wholesale Price Index (WPI)) which provide different inflation indexes for Argentina, therefore, there was different judgments about the criteria in the application of hyperinflation for this country.

Beginning on July 1, 2018, Argentina became a hyperinflationary economy because , among some other economic factors, the last three years cumulative inflation in Argentina exceeded 100% according to the several economic indexes that exist in the country. For being considered hyperinflationary, the financial information for our Argentine subsidiary has been adjusted to recognize the inflationary effects since January 1, 2018 through:

•

Using inflation factors to restate non-monetary assets, such as inventories, property, plant and equipment, net, intangible assets, net, including related costs and expenses when such assets are consumed or depreciated.

•	Recognize the monetary position gain or loss in consolidated net income.

The Company restates the financial information of subsidiaries that operate in hyperinflationary economic environment using the consumer price index (CPI) of each country.

The FACPCE (Federacion Argentina de consejos profesionales de ciencias economicas) approved on September 29, 2018 and published on October 5, 2018, a resolution which defines, among other things, that the index price to determine the restatement coefficient (Based on a series that applies the NCPI from January with the IPIM until this date, and computing November and December 2015 using the CPI- of Ciudad del Gran Buenos Aires (CGBA) variation)

As showed in the note 3.3 as of December 31, 2017, the Company deconsolidated the Venezuela operation and in consequence the Company will no longer include the result for the Venezuela operation in the consolidated financial statements, even though the Venezuela entity will continue its normal operation. As of December 31, 2018, 2017, and 2016, the operations of the Company are classified as follows:

Country	Cumulative Inflation 2016- 2018	Type of Economy	Cumulative Inflation 2015- 2017	Type of Economy	Cumulative Inflation 2014- 2016	Type of Economy
Mexico	15.7%	Non-hyperinflationary	12.7%	Non-hyperinflationary	9.9%	Non-hyperinflationary
Guatemala	12.2%	Non-hyperinflationary	13.5%	Non-hyperinflationary	10.6%	Non-hyperinflationary
Costa Rica	5.7%	Non-hyperinflationary	2.5%	Non-hyperinflationary	5.1%	Non-hyperinflationary
Panama	2.1%	Non-hyperinflationary	2.3%	Non-hyperinflationary	2.8%	Non-hyperinflationary
Colombia	13.4%	Non-hyperinflationary	17.5%	Non-hyperinflationary	17.0%	Non-hyperinflationary
Nicaragua	13.1%	Non-hyperinflationary	12.3%	Non-hyperinflationary	13.1%	Non-hyperinflationary
Argentina	158.4%	Hyperinflationary	101.5%	Non-hyperinflationary	99.7%	Non-hyperinflationary
Venezuela	NA	NA	30,690%	Hyperinflationary	2,263.0%	Hyperinflationary
Brazil	13.1%	Non-hyperinflationary	21.1%	Non-hyperinflationary	25.2%	Non-hyperinflationary
Uruguay	25.3%	Non-hyperinflationary	NA	Non-hyperinflationary	NA	Non-hyperinflationary
Philippines	11.9%	Non-hyperinflationary	7.5%	Non-hyperinflationary	5.7%	Non-hyperinflationary

3.5 Cash and cash equivalents

Cash consists of deposits in bank accounts which generate interest on the available balance. Cash equivalents are mainly represented by short-term bank deposits and fixed income investments (overnight), both with maturities of three months or less and their carrying values approximate fair value.

The Company also maintains restricted cash held as collateral to meet certain contractual obligations (see Note 9). Restricted cash is presented within other current financial assets given that the restrictions are short-term in nature.

3.6 Financial assets

Financial assets are classified within the following business models depending on the Administration’s objective: (i) “hold to maturity to recover cash flows”, (ii) “hold to maturity and sell financial assets” and (iii) “Others or hold to negotiate” or as derivatives assigned in hedging instruments with an effective hedge, as appropriate. The classification depends on the nature and purpose of the financial assets and will be determined at the time of initial recognition.

The Company performs a portfolio – level assessment of the business model objective in which a financial asset is held to reflect the best way in which the business manages the financial asset and the manner in which the information is provided to the management of the Company. The information that is considered within the evaluation includes:

•	The policies and objectives of the Company in relation to the portfolio and the practical implementation of said policies;

•	Performance and evaluation of the Company’s portfolio including accounts receivable;

•	Risks that affect the performance of the business model and how those risks are managed;

•	Any compensation related to the performance of the portfolio; and

•	Frequency, volume and timing of sales of financial assets in previous periods together with the reasons for said sales and expectations regarding future sales activities.

The Company’s financial assets include cash, cash equivalents and restricted cash, investments with maturities of more than three months, loans and accounts receivable, derivative financial instruments and other financial assets.

For the initial recognition of a financial asset, the Company measures it at fair value plus the transaction costs that are directly attributable to the purchase thereof, in the event that said asset isn’t measured at fair value through profit or loss. Accounts receivable that do not have a significant financing component are measured and recognized at the transaction price and when they are generated. The rest of the financial assets are recognized only when the Company is part of the contractual provisions of the instrument.

The fair value of an asset is measured using assumptions that would be used by market participants when valuing the asset, assuming that market participants act in the best economic interest.

During the initial recognition, the financial asset is also classified as measured at: amortized cost, fair value with changes in other comprehensive income – debt or equity investments – and fair value through profit or loss. The classification depends on the objective by which the financial asset is acquired.

Financial assets are not reclassified after their initial recognition unless Coca Cola FEMSA changes the business model to manage the financial assets; in which case, all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

3.6.1 Financial assets at amortized cost

A financial asset is measured at amortized cost if it meets the following two conditions and isn’t designated as FVTPL:

•	It’s managed within a business model whose objective is to maintain financial assets to recover the contractual cash flows; and

•	The contractual terms are only payments at specified dates of the principal and interest on the amount of the outstanding principal (“SPPI”).

The amortized cost of a financial asset is the amount of the initial recognition minus the principal payments, plus or minus the accumulated amortization using the effective interest rate method of any difference between the initial amount and the amount as of the maturity and, for financial assets, adjusted for loss of impairment. The financial product, exchange fluctuation and impairment are recognized in results. Any profit or loss is also recognized in the same way in results.

3.6.1.1 Effective interest rate method (ERR)

The effective interest rate method is a method to calculate the amortized cost of loans, accounts receivables and other financial assets (designated as held-to-maturity) and to allocate interest income / expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that represents an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or (where appropriate) a shorter period, to the net carrying amount on the initial recognition.

3.6.2 Financial assets at fair value with changes in other comprehensive income (“OCI”)

A financial asset is measured as FVOCI if it meets the following two conditions and isn’t designated as FVTPL:

•	Its administered within a business model whose objective is achieved through the collection of contractual cash flows and the sale of financial assets; and

•	The contractual terms are only payments at specified dates of the principal and interest on the amount of the outstanding principal.

These assets are subsequently measured at fair value. The financial product calculated using the IRR, the exchange rate fluctuation and the impairment are recognized in profit and loss. Other gains and losses, related to changes in fair value are recognized in OCI. In case of losses or dispositions, the accumulated gains and losses in OCI are reclassified to profit and loss.

In the initial recognition of an equity instrument that isn’t held for trading, under the “other” business model, the Company may irrevocably choose to present changes in the fair value of the investment in OCI. This choice is made at the level of each investment. Equity instruments are subsequently measured at fair value. Dividends are recognized as profit in profit and loss unless the dividend clearly represents a recovery part of the investment cost. Other net gains and losses, related to changes in fair value, are recognized in OCI and considered as items that will not be reclassified to consolidated net income in subsequent periods.

3.6.3 Financial assets at fair value through profit and loss (FVTPL)

Financial assets designated as fair value through profit and loss (FVTPL) includes financial assets held for trading and financial assets designated at initial recognition as fair value through profit and loss. Financial assets are classified as held for trading if they are acquired to be sold in the short term. Derivatives, including implicit derivate are also designated as held for trading unless they are designated as effective hedging instruments as defined in IFRS 9. Financial assets as fair value through profit and loss are registered in the balance sheet at fair value with the net changes in the fair value presented as financial expense (negative changes in fair value) or financial income (positive net changes in fair value) in profit and loss statement.

3.6.4 Evaluation that contractual cash flows are solely principal and interest payments (“SPPI”)

In order to classify a financial asset within one of the three different categories, the Company determines whether the contractual cash flows of the asset are solely principal and interest payments. The Company considers the contractual terms of the financial instrument and whether the financial asset contains any contractual term that could change the timing or amount of the contractual cash flows in such a way that it would not meet the SPPI criteria. To make this evaluation, the Company considers the following criteria:

•	Contingent events that would change the cash flows amount or timing;

•	Terms that can adjust the contractual coupon rate, including variable interest rate characteristics;

•	Payment and extension features; and

•	Characteristics that limit the Company’s right to obtain cash flows from certain assets.

A prepaid feature is consistent with the characteristics of solely principal and interest payments if the prepayment amount substantially represents the amounts of the principal and interest pending payment, which could include reasonable compensation for early termination of the contract. Additionally, a financial asset acquired or originated with a premium or discount to its contractual amount and in the initial recognition the fair value of the prepaid characteristic is insignificant, the asset will pass the test of the contractual characteristics of cash flow if the amount of prepaid represents substantially the contractual amount and accrued interest (but not paid); which may include additional compensation for the early contract termination.

3.6.5 Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments that ae not quoted in an active market. Loans and receivable with a stated term (including trade and other receivable) are measured at amortized cost using the effective interest method, less any impairment.

Interest income is recognized by applying the effective interest rate, except for short-term receivable when the recognition of interest would be immaterial. For the years ended December 31, 2018, 2017 and 2016 the interest income on loans and receivables recognized in the interest income line item within the consolidated income statements is Ps. 5,Ps. 4 and Ps. 3, respectively.

3.6.6 Other financial asset

Other financial assets include long term accounts receivable and derivative financial instruments. Other financial assets with a stated term are measured at amortized cost using the effective interest method, less any impairment.

3.6.7 Financial assets impairment

The Company recognizes impairment due to expected credit loss (ECL) in:

•	Financial assets measured at amortized cost;

•	Debt investments measured at FVOCI;

•	Other contractual assets

Impairment losses on accounts receivable, contractual assets and leasing receivables are always measured at an amount equal to the expected loss of credit for life, whether or not it has a significant component. The Company applies the criteria to all accounts receivable, contractual assets and leasing credits, but it can be applied separately accounts receivable and contractual assets of financial leases.

The Company measures impairment losses at an amount equal to ECL for life, except for the following:

•	Debt instruments determined to be of low credit risk; and

•

Other debt instruments and bank balances for which the credit risk (risk of non- recoverability over the expected life of the financial instrument) hasn’t increased significantly since the initial recognition.

In determining whether the credit risk of a financial asset has increased significantly since initial recognition and estimating the ECL, the Company considers reasonable and sustainable information that is relevant and available without cost or disproportionate effort. This includes qualitative and quantitative information and analysis, based on historical experience and an informed credit assessment of the Company.

The impairment loss is a weighted estimate of the probability of expected loss. The amount of impairment loss is measured as the present value of any lack of liquidity (the difference between the contractual cash flows that correspond to the Company and the cash flows that management expects to receive). The expected credit loss is discounted using the original financial asset effective interest rate.

The Company annually evaluates the reasonableness to determine if there was objective evidence of impairment. Some objective evidence that financial assets were impaired includes:

•	Non-payment or delinquency of a debtor;

•	Restructuring of an amount corresponding to the Company under terms that the Company would not otherwise consider;

•	Indicators that a debtor or client will incur into bankruptcy;

•	Adverse changes in the status of debtor or client payments;

•	The disappearance of an active market for an instrument due to financial difficulties; or

•	Evident information indicating that there was a measurable decrease in the expected cash flows of a group of financial assets.

For an investment within a capital instrument, objective evidence of impairment includes a significant or prolonged decrease in its fair value lower than the carrying amount.

The impairment loss on financial assets measured at amortized cost is reduced from the carrying amount and for financial assets measured at FVTOCI, the impairment loss is recognized as profit or loss within OCI.

3.6.8 Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows From the financial asset have expired; or

•

The Company has transferred its rights to receive the asset cash flows or has assumed an obligation to pay the full received cash flows without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred or retained substantially all the asset risks and benefits, but has transferred control of the asset.

3.6.9 Offsetting of financial instruments

Financial assets are required to be offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only if the Company:

•	Currently has an enforceable legal right to offset the recognized amounts; and

•	Intends to settle on a net basis, or to realize the assets and settle the liabilities simultaneously

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

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to consolidated net income in the periods when the hedged item is recognized in consolidated profit and loss statement, in the same line of the consolidated statement of income as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

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

3.7.3 Fair value hedges

For hedge items carried at fair value the change in the fair value of a hedging derivative is recognized in the statement of profit or loss as foreign exchange gain or loss, as they relate to foreign currency risk. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the statement of profit or loss as foreign exchange gain or loss.

For fair value hedges relating to items carried at amortized cost, change in the fair value of the effective portion of the hedge is recognized first as an adjustment to the carrying value of the hedged item and then any adjustment to carrying value is amortized through profit or loss over the remaining term of the hedge using the EIR method. EIR amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. If the hedged item is derecognized, the unamortized fair value is recognized immediately in profit or loss.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in profit and loss.

3.7.4 Hedge of net investment in a foreign business

The Company designates certain debt securities as a hedge of its net investment in foreign subsidiaries and applies hedge accounting to foreign currency differences arising between the functional currency of its investments abroad and the functional currency of the holding company (Mexican peso), regardless of whether the net investment is held directly or through a sub-holding. Differences in foreign currency that arise in the conversion of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income in the exchange differences on the translation of foreign operations and associates caption , to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized as market value gain or loss on financial instruments within the consolidated income statements. When part of the hedge of a net investment is disposed, the corresponding accumulated foreign currency translation effect is recognized as part of the gain or loss on disposal within the consolidated income statement.

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

3.10 Held for sale long lived assets and discontinued operations

The Company classifies the long lived assets as held for sell when:

a)	It is expected to be recovered principally through the sale, instead of being recovered through its operational continuous use.

b)	The assets are maintained as held for its immediately sale and;

c)	The assets sale is considered as highly possible in its actual condition.

For considering a sale as highly possible:

•	Management should be engaged with a sales plan.

•	It must be started an active plan to locate a buyer and complete this plan.

•	The asset must be actively valued to its sale in a reasonable price related to its fair value.

•	The sale is expected to be completed in less than one year term beginning on the date classification.

The non-current assets held for sale are measured at the lower value between the carrying value and the fair value less the disposal cost.

The discontinued operations are the cash flows and operations that can be clearly distinguished from the rest of the entity operations that have been disposed or classified has held for sale, and:

•	Represents a business part or geographic area

•	Are part of a coordinated plan to dispose of a business part or a geographic part of its operation

•	It is a subsidiary acquired exclusively with selling proposes.

The discontinued operations excludes the continuing operations results and they are presented separately in the profit and loss statement after taxes in a line denominated “Discontinued operations”

Regarding Philippines disposal additional disclosure is provided in Note 5. All of the financial statements includes amounts for discontinued operations unless it is indicated explicitly otherwise.

3.11 Other current assets

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

The Company has agreements with customers for the right to sell and promote the Company’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract. During the years ended December 31, 2018, 2017 and 2016, such amortization aggregated to Ps. 277, Ps. 759 and Ps. 582, respectively.

3.12 Investments in other entities

3.12.1 Investments in associates

Associates are those entities over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control over those policies. Upon loss of significant influence over the associate, the Company measures and recognizes any retained investment at its fair value.

Investments in associates are accounted for using the equity method and initially recognized at cost, which comprises the investment’s purchase price and any directly attributable expenditure necessary to acquire it. The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate since the acquisition date. The financial statements of the associates are prepared for the same reporting period as the Company.

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

3.12.2 Joint arrangements

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

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. As of December 31, 2018 and 2017 the Company does not have an interest in joint operations.

Upon loss of joint control over the joint venture, the Company measures and recognizes any retained investment at its fair value.

3.12.3 Investment in Venezuela

As disclosed in Note 3.3, on December 31, 2017 the Company changed the method of accounting for its investment in Venezuela from consolidation to fair value method through OCI using a Level 3 concept and recognized as of December 31, 2018 and 2017 a fair value loss on the investment Ps. 1,039 and Ps. 210 respectively. Gains and losses on the investment since January 1, 2018 are recognized in OCI.

3.13 Property, plant and equipment

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

3.14 Borrowing costs

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

3.15 Intangible assets

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

As of December 31, 2018, and regarding to a joint restructure with The Coca-Cola Company for the Mexico’s bottling contracts, the Company had four bottler agreements in Mexico: (i) the agreements for the Valley of Mexico territory, which are up for renewal in June 2023, (ii) the agreement for the Southeast territory, which is up for renewal in June 2023, (iii) one agreement for the Bajio territory, which are up for renewal in May 2025 and (iv) the agreement for the Golfo territory, which is up for renewal in May 2025. As of December 31, 2018, and regarding to a joint restructure with The Coca-Cola Company for the bottling contracts, the Company had two bottler agreements in Brazil which are up for renewal in October 2027; As of December 31, 2018, the Company had three bottler contracts in Guatemala, which are up for renewal in March 2025 and April 2028 (two contracts).

In addition The Company had one bottler agreement in each country which are up for renewal as follows; Argentina, which is up for renewal in September 2024; Colombia, which is up for renewal in June 2024; Panama, which is up for renewal in November 2024; Venezuela, which is up for renewal in August 2026; Costa Rica, which is up for renewal in September 2027; Nicaragua, which is up for renewal in May 2026, and Uruguay, which is up for renewal in June 2028.

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

3.16 Non-current assets held for sale

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

3.17 Impairment of long-lived assets

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

Where the conditions leading to an impairment loss no longer exist, it is subsequently reversed, that is the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in consolidated net income. Impairment losses related to goodwill are not reversible. As of December 31, 2018 there was no impairment recognized.

As of December, 31 2017 the Company recognized an impairment loss in long-lived assets used in the operation in Venezuela relating to property, plant and equipment for Ps.1,098 and distribution rights for Ps.745. See Note 11 and 12, respectively.

3.18 Leases

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

3.19 Financial liabilities and equity instruments

3.19.1 Classification as debt or equity

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

3.19.2 Equity instruments

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

3.19.3 Financial liabilities

Initial recognition and measurement

Financial liabilities within the scope of IFRS 9 are classified as financial liabilities at amortized cost, except for derivatives instruments designated as hedging instruments in an effective hedge, financial liabilities arising from transfer of a financial asset that does not qualify for de-recognition, financial guarantee contracts and contingent consideration obligation in a business combination, as appropriate, which are recognized at FVTPL. The Company determines the classification of its financial liabilities at initial recognition.

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

3.19.4 Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in the consolidated statements of income when the liabilities are derecognized as well as through the effective interest method amortization process.

Amortized cost is calculated considering any discount or premium on acquisition and fees or costs that are an integral part of the effective interest method. The effective interest method amortization is included in interest expense in the consolidated statements of income.

De-recognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the de-recognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statements of income.

3.20 Provisions

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

Restructuring provisions are recognized only when the recognition criteria for provisions are fulfilled. The Company has a constructive obligation when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected a detailed estimate of the associated costs, and an appropriate timeline. Furthermore, the employees affected must have been notified of the plans main features.

3.21 Post-employment and other non-current employee benefits

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

For defined benefit retirement plans and other non-current employee benefits, such as the Company’s sponsored pension and retirement plans and seniority premiums, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period. All re-measurements effects of the Company’s defined benefit obligation such as actuarial gains and losses and return on plan assets minus the discount rate are recognized directly in other comprehensive income (“OCI”). The Company presents service costs within cost of goods sold, administrative and selling expenses in the consolidated statements of income. The Company presents net interest cost within interest expense in the consolidated statements of income. The projected benefit obligation recognized in the consolidated statement of financial position represents the present value of the defined benefit obligation as of the end of each reporting period. Certain subsidiaries of the Company have established plan assets for the payment of pension benefits and seniority premiums through irrevocable trusts of which the employees are named as beneficiaries, which serve to decrease the funded status of such plans’ related obligations.

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

3.22 Revenue recognition

The Company recognizes revenue when it has transferred to the client control over the good sold or the service rendered. Control refers to the ability of the client to direct and obtain substantially all the transferred product benefits. Also, it implies that the customer has the ability to prevent a third-party from directing the use and obtaining substantially all the benefits of the transferred product. Coca-Cola FEMSA’s management applies the following considerations to analyze the moment in which the control of the good sold or the service is transferred to the client

•	Identify the contract (written, spoken or according to the conventional business practices)

•	Evaluate the goods and services engaged in the client’s contract and identify the related performance obligations.

•

Consider the contract terms and the commonly accepted practices in the business to determine the transaction price. The transaction price is the consideration that the Company expects to be entitled for transferring the goods and services engaged with the client, excluding the collected amount for third parties, such as taxes directly related to the sales. The consideration engaged in a customer’s contract may include fixed amount, variable amounts or both of them.

•

Allocate the transaction price to each performance obligation (to each good or services different) for an amount that represents the part of the benefit that the Company expects to receive in exchange for the right of transferring the goods or services engaged with the client.

•	Recognize revenue when (or while) it satisfied the performance obligation through the transfer of the goods or services engaged.

All of the conditions mentioned above are accomplished normally when the goods are delivered and services are provided to the customer and this moment is considered a point in time. The net sales reflect the units delivered at list price, net of promotions and discounts.

The Company generates revenues for the following principal activities:

Sale of goods.

It includes the sales of goods by all the subsidiaries of the Company, mainly the sale of beverages of the leading brand of Coca-Cola in which the revenue is recognized in the point of time those products were sold to the customers

Rendering of services.

It includes the revenues of distribution services that the Company recognizes as revenues as the related performance obligation is satisfied. The Company recognizes revenues for rendering of services during the time period in which the performance obligation is satisfied according with the following conditions:

•	The customer receives and consume simultaneously the benefits, as the Company satisfies the performance obligation;

•	The customer controls related assets, even if the Company improve them;

•	The revenues can be measured reliably; and

•	The Company has the right to payment for the performance completed to date.

Sources of Revenue	For the year ended December 31, 2018		For the year ended December 31, 2017		For the year ended December 31, 2016
Revenues sale of products	Ps.	181,823	Ps.	182,850	Ps.	177,082
Services rendered		330		262		189
Other operating revenues		189		144		447

Revenue from contracts with customers	Ps.	182,342	Ps.	183,256	Ps.	177,718

Variable allowances granted to customers

The Company adjusts the transaction price based on the estimations of the promotions, discounts or any other variable allowances that may be grantable to the customers. These estimations are based on the commercial agreements celebrated with the customers and in the historical performance predicted for the customer.

Contracts costs.

The incremental costs for obtaining a customer contracts are recognized as an asset if the Company expects to recover the costs associated to them. The incremental costs are those in which you incur to obtain a contract and that wouldn’t be generated if the contract hadn’t been obtained. The Company recognizes these costs as an expense in the profit and loss statement when the associated income is realized in a period equal or less than one year. For any other cost related with the customer contract fulfillment, but not part of the own income recognition, is considered as an assets including all the incurred costs only if those costs are directly related with a contract or with an expected contract that the Company can specifically identify, and also that these costs generate or improve the resources that the Company will use to satisfy or continuing satisfying ; the future performance obligations and if it is expected to recover these associated costs. The recognized assets, as previously indicated, is amortized in a systematic way as goods and services are transferred to the client in such way that the asset will be recognized in the profit and loss statement through its amortization in the same period that revenue is accountably recognized.

3.23 Administrative and selling expenses

Administrative expenses include labor costs (salaries and other benefits, including employee profit sharing “PTU” of employees not directly involved in the sale of the Company’s products, as well as professional service fees, the depreciation of office facilities, amortization of capitalized information technology system implementation costs and any other similar costs.

Selling expenses include:

•

Distribution: labor costs (salaries and other related benefits), outbound freight costs, warehousing costs of finished products, depreciation of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2018, 2017 and 2016, these distribution costs amounted to Ps. 23,421, Ps. 25,041 and Ps. 20,250, respectively;

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

3.24 Income taxes

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

3.24.1 Current income taxes

Income taxes are recorded in the results of the year they are incurred.

3.24.2 Deferred income taxes

Deferred tax are recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, including tax loss carryforwards and certain tax credits, to the extent that it is probable that future taxable profits, reversal of existing taxable temporary differences and future tax planning strategies will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In the case of Brazil, where certain goodwill amounts are at times deductible for tax purposes, the Company recognizes in connection with the acquisition accounting a deferred tax asset for the tax effect of the excess of the tax basis over the related carrying value.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

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

Deferred tax relating to items recognized in the other comprehensive income is recognized in correlation to the underlying transaction in OCI.

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

In Mexico, the income tax rate is 30% for 2018, 2017 and 2016. As a result of the Mexican Tax Reform mentioned below, for the year 2019 the country will continue with a tax rate of 30%.

3.25 Share-based payments transactions

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

3.26 Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its shares. As described in Note 23, the Company has potentially dilutive shares and therefore presents its basic and diluted earnings per share. Basic EPS is calculated by dividing the net income attributable to controlling interest by the weighted average number of shares outstanding during the period adjusted for the weighted average of own shares purchased in the year. Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. Earnings per shares for all periods are adjusted to give effect to capitalizations, bonus issues, share splits or reverse share splits that occur during any of periods presented and subsequent to the latest balance sheet date until the issuance date of the financial statements.

3.27 Issuance of common shares

The Company recognizes the issuance of own common shares as an equity transaction. The difference between the book value of the shares issued and the amount contributed by the non-controlling interest holder or third party is recorded as additional paid-in capital.

Note 4. Mergers and Acquisitions

4.1 Mergers and Acquisitions

The Company has consummated certain business mergers and acquisitions during 2018, 2017 and 2016 that were recorded using the acquisition method of accounting. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the respective business, as disclosed below. Therefore, the consolidated statements of income and the consolidated statements of financial position in the year of such acquisitions are not comparable with previous periods. The consolidated statements of cash flows for the years ended December 31, 2018, 2017 and 2016 show the merged and acquired operations net of the cash acquired in those mergers and acquisitions.

While all of the acquired companies disclosed below are bottlers of Coca-Cola trademarked beverages, such acquired entities were not under common ownership or control prior to the acquisition.

4.1.1 Other acquisitions

During 2018 the Company had some acquisitions that together amounted to Ps. 5,692. These acquisitions were principally: (1) Acquisition of 100% of the Guatemalan Company Alimentos y Bebidas del Atlántico, S.A. (“ABASA”) that was a bottler of Cola Cola Company products which operated in the north and orient zone of Guatemala, which is included in the Company results since May, 2018; (2) Acquisition of 100% of Comercializadora y Distribuidora Los Volcanes S.A (“Los Volcanes”) which was a bottler of Cola- Cola Company products which operated in the south and occident zone of Guatemala and which is included in the Company’s consolidated results beginning in May, 2018; and (3) Acquisition of 100% of Montevideo Refrescos S.R.L. (“MONRESA”) founded in 1943 and is responsible for the production and distribution for the Coca Cola Company brands portafolio in Uruguay, reaching a market of 3.4 millions of consumers through 26 thousand points of sale, which isincluded in the consolidated financial results beginning on July 2018.

The Company is in the process of finalizing the allocation of the purchase price to the fair values of the identifiable assets acquired and liabilities assumed. This process is expected to be completed for each acquisition within12 months of the acquisition date.

The preliminary allocation of the purchase prices to the fair value of the net assets acquired is as follows.

Total acurrent assets, including cash aquired de Ps. 860	Ps.	1,846
Total non current assets		3,795
Distribution rights		4,602

Total assets		10,243
Total liabilities		(3,691)

Net assets aquired		6,552

Total consideration transferred		6,552

Cash aquired		(860)

Net cash paid	Ps.	5,692

The Company expects to recover the registered amount through the synergies related to the available production capacity.

The information for the profit and loss statements of these acquisitions for the period between the acquisition date and December 31, 2018 is as follows:

Profit and loss statements	2018
Total revenue	Ps. 4,628
Income before taxes	496
Net income	413

Unaudited Pro Forma Financial Data.

The following unaudited 2018 consolidated pro forma financial data represent the Company’s historical financial statements, adjusted to give effect to other acquisitions in the period, as if the acquisition had occurred on January 1, 2018; and certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired group of companies.

Unaudited Pro Forma Financial Information for the year ended December 31, 2018
Total revenues	Ps. 185,737
Income before taxes	17,763
Net income	15,500

4.1.2 Acquisition of Vonpar

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

On the same date Spal additionally paid Ps. 4,124 (R$688) in cash, of which in a subsequent and separate transaction the sellers committed to capitalize for an amount of Ps. 4,082 into Coca-Cola FEMSA in exchange for approximately 27.9 million KOF series L shares at an implicit value of Ps. 146.27. In May 4, 2017, the Company merger with POA Eagle, S.A. de C.V., a Mexican company 100% owned by the sellers of Vonpar in Brazil, as per the announcement made on September 23, 2016. As a result of this merger, POA Eagle, S.A. de C.V. shareholders received 27.9 million newly issued KOF series L shares in exchange for cash accounts of POA Eagle,S.A. de C.V. for an amount of $4,082 million Mexican pesos.

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

As of December 6, 2016, the fair value of KOF series L (KL) shares was Ps. 128.88 per share, in addition the KL shares have not been issued, and consequently as a result of this subsequent transaction an embedded financial instrument was originated and recorded into equity for an amount of Ps. 485. In accordance with IAS 32, in the consolidated financial statements the purchase price was also adjusted to recognize the fair value of the embedded derivative arising from the difference between the implicit value of KL shares and the fair value at acquisition date.

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

(1)

As a result of the purchase price allocation which was finalized in 2017, additional fair value adjustments from those recognized in 2016 have been recognized as follow: Total non-current assets amounted of Ps. 490, distribution rights of Ps. 5,192 and goodwill of Ps. (5,681).

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

Unaudited Pro Forma Financial Information for the year ended December 31, 2016
Total revenues	Ps. 187,139
Income before taxes	15,819
Net income	11,539
Earnings per share	0.61

4.1.3 Acquisition of Philippines

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

The Company fair value of CCFPI net assets acquired to the date of acquisition (February 2017) is as follows:

Total current assets, including cash acquired of Ps. 4,038	Ps. 9,645
Total non-current assets	18,909
Distribution rights	4,144

Total assets	32,698
Total liabilities	(10,101)

Net assets acquired	22,597
Net assets acquired attributable to the parent company (51%)	11,524
Non-controlling interest (49%)	(11,073)

Fair value of the equity of CCFPI at the acquisition date	22,110

Carrying value derecognized of CCFPI investment	11,690

Loss as a result of premeasuring to fair value the equity interest	(166)
Gain on recycling of other comprehensive income –translation effects	2,996

Total net effect in P&L	Ps. 2,830

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

Note 5. Discontinued operations

On August 16, 2018, Coca- Cola FEMSA announced its decision to exercise the Put Option to sell its 51% of the Coca- Cola FEMSA Philippines, Inc. (CCFPI) to The Coca- Cola Company. Such decision was approved by the Company’s board on August 6, 2018. Consequently, beginning August 31, 2018, CCFPI had been classified as an asset held for sale and its operations as a discontinued operation in the financial statements for December 31, 2017 and 2018. Previously CCFPI represented the Asia division and was considered an independent segment until December 31, 2017. Since its designation as discontinued operation, the Asia segment is no longer a separate segment in Note 26. The sale was completed on December 13, 2018, with the following results.

a)	Discontinued operations results.

A summary of the discontinued operation results for the years ended December 31, 2018 and 2017 is shown below:

	2018	2017
Total revenues	24,167	20,524
Cost of goods sold	17,360	12,346

Gross profit	6,807	8,178
Operating expenses	5,750	6,865
Other expenses, net	7	134
Financial income, net	(185)	(64)
Foreing exchange gain, net	(73)	(22)

Income before taxes from discontinued operations	1,308	1,265

Income taxes	466	370

Net income from discontinued operations	842	895
Less- amount attributable to non-controlling interest	391	469

Net income from operations attributable to equity holders of the parent.	451	426
Accumulated currency translation effect	(811)	2,830
Gain on sale of subsidiary	3,335	—

Net income attributable to the equity holders of the parent from discontinued opeartions	2,975	3,256

(1)	Cash and cash equivalent balances of Philippines operations on the date of sale were Ps. 6,898.

Note 6. Cash and Cash Equivalents

For the purposes of the statement of cash flows, cash item includes cash on hand and in banks and cash equivalents, which are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, with a maturity date of three months or less at their acquisition date. Cash and cash equivalents at the end of the reporting period consist of the following:

	2018		2017
Cash and bank balances	Ps.	7,778	Ps.	9,497
Cash equivalents (see Note 3.5)		15,949		9,270

	Ps. 23,727		Ps. 18,767

As explained in Note 3.3, as of December 31, 2017. Venezuela’s operation was deconsolidated. . Cash and cash equivalent balances of the Venezuela’s operations were Ps.170.

Note 7. Trade Receivable, Net

	2018		2017
Trade receivables	Ps.	11,726	Ps.	13,131
The Coca-Cola Company (related party) (Note 14)		1,173		2,054
Loans to employees		77		96
FEMSA and subsidiaries (related parties) (Note 14)		783		402
Other related parties (Note 14)		575		317
Shareholders Vonpar (Note 14)(1)		—		1,219
Other		1,108		825
Allowance for expected credit losses		(595)		(468)

	Ps. 14,847		Ps. 17,576

(1)	Balance compensated vs promissory note according to Share Purchase Agreement.

7.1 Trade receivables

Trade receivable representing rights arising from sales and loans to employees or any other similar concept, are presented net of discounts and the allowance for expected credit losses.

Coca-Cola FEMSA has accounts receivable from The Coca-Cola Company primarily arising from the latter’s participation in advertising and promotional programs.

During 2017, the Company took advantage of a Brazilian tax amnesty program. The settlement of certain outstanding matters under that amnesty program generated a benefit of Ps. 1,874 such benefit has been offset against the corresponding indemnifiable assets.

Because less than the 2.2% of the trade receivables is unrecoverable, the Company does not have any customers classified as “high risk” which would be eligible to have special management conditions for the credit risk. As of December 31, 2018, the Company does not have a representative group of customers directly related to the expected loss.

The allowance for credit losses is calculated with an expected losses model that recognizes the impairment losses through all the contract life. For this particular event, because generally are short-term accounts receivable, the company defined a model with a simplified expected loses focus thorough a parametric model. The parameters used in the model are:

•	Breach probability;

•	Losses severity;

•	Financing rate;

•	Special recovery rate; and

•	Breach exposure.

The carrying value of accounts receivable approximates its fair value as of December 31, 2018 and 2017.

Aging for trade receivables past due but not impaired	2018	2017
0 days	Ps. 12,578	Ps. 15,314
1-30 days	1,045	1,550
31-60 days	193	129
61-90 days	310	45
91-120 days	17	23
121 + days	704	515

Total	Ps. 14,847	Ps. 17,576

7.2 Changes in the allowance for expected credit losses

	2018		2017		2016
Balance at the beginning of the year	Ps.	468	Ps.	451	Ps.	283
Effect of adoption of IFRS 9		87		—		—
Allowance for the year		153		40		6
Charges and write-offs of uncollectible accounts		23		(62)		(3)
Added in business combinations		1		86		94
Effects of changes in foreign exchange rates		(55)		(45)		71
Effect of Venezuela (See Note 3.3)		—		(2)		—
Effect of Philippines (Note 5)		(82)		—		—

Balance at the end of the year	Ps.	595	Ps.	468	Ps.	451

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period.

7.3 Payments from The Coca-Cola Company:

The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Company’s refrigeration equipment and returnable bottles investment program. Contributions received by the Company for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the carrying amount of refrigeration equipment and returnable bottles items. For the years ended December 31, 2018, 2017 and 2016 contributions due were Ps. 3,542, Ps. 4,023 and Ps. 4,518, respectively.

Note 8. Inventories

	2018		2017
Finished products	Ps.	3,956	Ps.	3,691
Raw materials		3,074		4,092
Non-strategic spare parts		1,155		1,838
Inventories in transit		1,311		1,208
Packing materials		239		490
Other		316		45

	Ps. 10,051		Ps. 11,364

For the years ended as of December 31, 2018, 2017 and 2016, the Company recognized write-downs of its inventories for Ps. 122, Ps. 185 and Ps. 301, respectively to net realizable value.

For the years ended as of December 31, 2018, 2017 and 2016, changes in inventories are comprised as follows and included in the consolidated income statement under the cost of goods sold caption:

	2018		2017		2016
Changes in inventories of finished goods and work in progress	Ps.	21,457	Ps.	21,412	Ps.	18,154
Raw materials and consumables used		75,078		80,318		62,534

Total	Ps.	96,535	Ps.	101,730	Ps.	80,688

Note 9. Other Current Assets and Other Current Financial Assets

9.1 Other Current Assets:

	2018		2017
Prepaid expenses	Ps.	1,876	Ps.	1,849
Agreements with customers		146		192

	Ps. 2,022		Ps. 2,041

Prepaid expenses as of December 31, 2018 and 2017 are as follows:

	2018		2017
Advances for inventories	Ps.	1,311	Ps.	1,243
Advertising and promotional expenses paid in advance		509		367
Advances to service suppliers		1		142
Prepaid insurance		24		39
Others		31		58

	Ps. 1,876		Ps. 1,849

Advertising and promotional expenses was recorded in the consolidated income statements for the years ended December 31, 2018, 2017 and 2016 amounted to Ps. 5,813, Ps. 4,504 and Ps. 5,030 respectively.

9.2 Other Current Financial Assets:

	2018		2017
Restricted cash	Ps.	98	Ps.	504
Derivative financial instruments (See Note 20		707		233

	Ps. 805		Ps. 737

As of December 31, 2018 and 2017, restricted cash were in the following currencies:

	2018		2017
Brazilian reais	Ps.	98	Ps.	65
Colombian pesos		—		439

Total restricted cash	Ps.	98	Ps.	504

Restricted cash in Brazil relates to short term deposits in order to fulfill the collateral requirements for accounts payable.

As of December 21, 2017 due to a jurisdictional order with the municipal sewage system services, the Colombian authorities withheld all the cash that Company has in some specific bank account, such amount was reclassified as restricted cash according with Company’s accounting policy pending resolution of the order. As of December 31, 2018 this restricted cash has been completely released.

Note 10. Investments in Other Entities

As of December 31, 2018 and 2017 the investment in other entities is integrated as follows:

	2018		2017
Investment in Associates and Joint Ventures	Ps.	10,518	Ps.	11,501
Investment in Venezuelan operations		—		1,039

Total	Ps.	10,518	Ps.	12,540

As disclosed in Note 3.3, on December 31, 2017 the Company changed the method of accounting for its investment in Venezuela from consolidation to the fair value method using a Level 3 concept and recognized a fair value loss on its investment of Ps.1,039 during 2018 in OCI.

Effective December 31, 2017, the Company determined that deteriorating conditions in Venezuela had led the Company no longer control to continue consolidating its Venezuelan operation, the impacts of such deconsolidation are discussed on Note 3.3 above.

Details of the investment in associates and joint ventures are accounted for under the equity method at the end of the reporting period as follows:

			Ownership Percentage		Carrying Amount
Investee	Principal Activity	Place of Incorporation	2018	2017	2018		2017
Joint ventures:
Compañía Panameña de Bebidas, S.A.P.I. de C.V.	Beverages	Mexico	50.0%	50.0%	Ps.	1,550	Ps.	2,036
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	50.0%	50.0%		162		153
Fountain Agua Mineral, LTDA	Beverages	Brazil	50.0%	50.0%		826		784
Associates:
Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”) (1)	Sugar production	Mexico	36.4%	36.4%		3,120		2,933
Jugos del Valle, S.A.P.I. de C.V. (1)	Beverages	Mexico	26.3%	26.3%		1,571		1,560
Leao Alimentos e Bebidas, LTDA (1)	Beverages	Brazil	24.7%	24.4%		2,084		3,001
UBI 3 Participacoes, LTDA(1)	Beverages	Brazil	26.0%	26.0%		7		391
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1)	Caned bottling	Mexico	26.5%	26.5%		179		177
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”) (1)	Recycling	Mexico	35.0%	35.0%		129		121
KSP Participacoes, LTDA (1)	Beverages	Brazil	31.4%	38.7%		104		117
Other	Various	Various	Various	Various		786		228

					Ps. 10,518		Ps. 11,501

Accounting method:

(1)	The Company has significant influence due to the fact that it has power to participate in the financial and operating policy decisions of the investee.

During 2018 the Company received dividends from Industria envasadora de Queretaro, S.A. de C.V. for the amount of Ps. 8. During 2017 the Company received dividends from Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) and Promotora Mexicana de Embotelladores, S.A. de C.V. in the amount of Ps. 16 and Ps. 17.

During 2018 the Company made capital contributions to Jugos del Valle, S.A.P.I. de C.V. and Promotora Industrial Azucarera, S.A. de C.V. in the amounts of Ps. 73 and Ps. 146, respectively, there were no changes in the ownership percentage as a result of capital contributions made by the other shareholders. During 2018 there was a spin-off for our investment in UBI 3 resulted in Ps. (333) capitalized.

As of December 31, 2018, the Company recognize an impairment on its investment in Compañía Panameña de Bebibas,S.A.P.I. de C.V., for an amount of Ps.432 million, which was included in other expenses line. The Company will continue to monitor the results of this investment in conjunction with its partner The Coca Cola Company, looking for alternatives to improve the business’s profitability in the near future.

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

On March 28, 2017 as part of AdeS acquisition the Company acquired an indirect participation in equity method investees in Brazil and Argentina for an aggregate amount of Ps.587. During 2017, Itabirito merged with Spal this transaction did not generate any cash flow.

For the years ended December 31, 2018, 2017 and 2016 the equity earnings recognized for associates was Ps. 44, Ps. 235 and Ps. 31, respectively.

For the years ended December 31, 2018, 2017 and 2016 the equity (loss) earnings recognized for joint ventures was Ps.(270), Ps. (175) and Ps. 116, respectively.

Note 11. Property, plant & equipment.

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2016	Ps.	4,707	Ps.	14,145	Ps.	30,688	Ps.	14,576	Ps.	11,651	Ps.	3,812	Ps.	596	Ps.	915	Ps.	81,090
Additions		7		204		1,415		337		2,236		5,737		4		367		10,307
Additions from business combinations		—		517		864		105		23		—		4		—		1,513
Transfer of completed projects in progress		46		1,031		2,403		1,978		779		(6,265)		28		—		—
Disposals		(43)		(17)		(1,647)		(574)		(139)		—		(43)		(18)		(2,481)
Effects of changes in foreign exchange rates		252		2,575		4,719		1,953		1,271		546		56		(132)		11,240
Changes in value on the recognition of inflation effects		853		1,470		2,710		851		122		415		—		942		7,363
Capitalization of borrowing costs		—		—		61		—		—		(37)		—		—		24

Cost as of December 31, 2016	Ps.	5,822	Ps.	19,925	Ps.	41,213	Ps.	19,226	Ps.	15,943	Ps.	4,208	Ps.	645	Ps.	2,074	Ps.	109,056

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2017	Ps.	5,822	Ps.	19,925	Ps.	41,213	Ps.	19,226	Ps.	15,943	Ps.	4,208	Ps.	645	Ps.	2,074	Ps.	109,056
Additions		110		775		275		758		3,202		5,762		11		176		11,069
Additions from business combinations		5,115		1,691		5,905		482		3,323		820		146		—		17,482
Transfer of completed projects in progress		5		653		2,964		1,968		558		(6,174)		28		(2)		—
Disposals		(115)		(527)		(1,227)		(800)		(193)		—		(3)		(11)		(2,876)
Effects of changes in foreign exchange rates		(1,046)		(1,993)		(2,740)		(1,523)		(1,216)		(747)		(52)		(1,233)		(10,550)
Changes in value on the recognition of inflation effects		518		1,022		2,043		689		(2)		226		—		638		5,134
Capitalization of borrowing costs		—		—		13		—		—		—		—		—		13
Effects Venezuela (Note 3.3)		(544)		(817)		(1,300)		(717)		(83)		(221)		—		(646)		(4,328)

Cost as of December 31, 2017	Ps.	9,865	Ps.	20,729	Ps.	47,146	Ps.	20,083	Ps.	21,532	Ps.	3,874	Ps.	775	Ps.	996	Ps.	125,000

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2018	Ps.	9,865	Ps.	20,729	Ps.	47,146	Ps.	20,083	Ps.	21,532	Ps.	3,874	Ps.	775	Ps.	996	Ps.	125,000

Additions		31		8		1,356		961		2,888		4,578		—		95		9,917
Additions from business combinations		25		451		1,500		537		393		145		2		41		3,094
Transfer of completed projects in progress		504		304		1,160		1,711		3		(3,722)		20		20		—
Disposals		(50)		(71)		(555)		(615)		(312)		—		(1)		(8)		(1,612)
Disposal of Philippines		(4,654)		(2,371)		(11,621)		(2,415)		(10,116)		(489)		(236)		—		(31,902)
Effects of changes in foreign exchange rates		(388)		(1,089)		(3,072)		(765)		(251)		(321)		(81)		(292)		(6,259)
Changes in value on the recognition of inflation effects		242		814		2,551		466		612		66		—		9		4,760

Cost as of December 31, 2018		5,575		18,775		38,465		19,963		14,749		4,131		479		861		102,998

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated depreciation as of January 1, 2016	Ps.	—	Ps.	(2,704)	Ps.	(12,788)	Ps.	(7,152)	Ps.	(7,378)	Ps.	—	Ps.	(135)	Ps.	(401)	Ps.	(30,558)
Depreciation for the year		—		(455)		(2,638)		(2,008)		(2,235)		—		(43)		(200)		(7,579)
Disposals		—		11		1,210		672		227		—		8		9		2,137
Effects of changes in foreign exchange rates		—		(595)		(2,615)		(1,148)		(845)		—		(65)		39		(5,229)
Changes in value on the recognition of inflation effects		—		(592)		(1,087)		(521)		(33)		—		—		(306)		(2,539)

Accumulated depreciation as of December 31, 2016	Ps.	—	Ps.	(4,335)	Ps.	(17,918)	Ps.	(10,157)	Ps.	(10,264)	Ps.	—	Ps.	(235)	Ps.	(859)	Ps.	(43,768)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated depreciation as of January 1, 2017	Ps.	—	Ps.	(4,335)	Ps.	(17,918)	Ps.	(10,157)	Ps.	(10,264)	Ps.	—	Ps.	(235)	Ps.	(859)	Ps.	(43,768)
Depreciation for the year		—		(626)		(3,007)		(2,490)		(3,365)		—		(43)		(685)		(10,216)
Disposals		—		12		1,555		729		103		—		2		5		2,406
Effects of changes in foreign exchange rates		—		548		447		1,157		94		—		(54)		940		3,132
Changes in value on the recognition of inflation effects		—		(439)		(1,042)		(553)		(46)		—		—		(233)		(2,313)
Effect Venezuela		—		481		1,186		626		56		—		—		335		2,684
Impairment Venezuela (Note 3.3)		—		(257)		(841)		—		—		—		—		—		(1,098)

Accumulated depreciation as of December 31, 2017	Ps.	—	Ps.	(4,616)	Ps.	(19,620)	Ps.	(10,688)	Ps.	(13,422)	Ps.	—	Ps.	(330)	Ps.	(497)	Ps.	(49,173)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated depreciation as of January 1, 2018		—	Ps.	(4,616)	Ps.	(19,620)	Ps.	(10,688)	Ps.	(13,422)	Ps.	—	Ps.	(330)	Ps.	(497)	Ps.	(49,173)
Depreciation for the year		—		(445)		(2,880)		(2,086)		(2,827)		—		(35)		(131)		(8,404)
Disposals		—		15		497		579		204		—		1		—		1,296
Philippines disposal		—		700		6,125		2,083		7,225		—		77		—		16,210
Effects of changes in foreign exchange rates		—		154		312		244		631		—		11		143		1,495
Changes in value on the recognition of inflation effects		—		(222)		(1,403)		(338)		(517)		—		—		—		(2,480)

Accumulated depreciation as of December 31, 2018	Ps.	—	Ps.	(4,414)	Ps.	(16,969)	Ps.	(10,206)	Ps.	(8,706)	Ps.	—	Ps.	(276)	Ps.	(485)	Ps.	(41,056)

Carrying Amount	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
As of December 31, 2016	Ps.	5,822	Ps.	15,590	Ps.	23,295	Ps.	9,069	Ps.	5,679	Ps.	4,208	Ps.	410	Ps.	1,215	Ps.	65,288

As of December 31, 2017	Ps.	9,865	Ps.	16,113	Ps.	27,526	Ps.	9,395	Ps.	8,110	Ps.	3,874	Ps.	445	Ps.	499	Ps.	75,827

As of December 31, 2018	Ps.	5,575	Ps.	14,361	Ps.	21,496	Ps.	9,757	Ps.	6,043	Ps.	4,131	Ps.	203	Ps.	376	Ps.	61,942

During the year ended December 31, 2017 because the economic and operational conditions worsened in Venezuela, the Company has recognized impairment in the property plant and equipment for an amount of Ps 1,098, such charge has been recorded in other expenses line in the consolidated income statement

Note 12. Intangible Assets

	Rights to Produce and Distribute Coca-Cola trademark Products		Goodwill		Other indefinite lived intangible assets		Technology Costs and management systems		Development systems		Other amortizable		Total
Balance as of January 1, 2016	Ps.	66,392	Ps.	21,037	Ps.	120	Ps.	3,850	Ps.	683	Ps.	330	Ps.	92,412
Purchases		—		—		—		127		609		2		738
Acquisition from business combinations		9,602		7,856		1,067		247		3		109		18,884
Transfer of completed development systems		—		—		—		304		(304)		—		—
Disposals		—		—		—		(323)		—		(2)		(325)
Effect of movements in exchange rates		8,124		4,689		61		363		(193)		36		13,080
Changes in value on the recognition of inflation effects		1,220		—		—		—		—		—		1,220
Capitalization of borrowing cost		—		—		—		11		—		—		11

Cost as of December 31, 2016	Ps.	85,338	Ps.	33,582	Ps.	1,248	Ps.	4,579	Ps.	798	Ps.	475	Ps.	126,020

Balance as of January 1, 2017	Ps.	85,338	Ps.	33,582	Ps.	1,248	Ps.	4,579	Ps.	798	Ps.	475	Ps.	126,020
Purchases		1,288		—		7		179		920		446		2,840
Acquisition from business combinations		9,066		(6,168)		—		6		—		64		2,968
Transfer of completed development systems		—		—		—		412		(412)		—		—
Disposals		—		—		—		—		—		—		—
Effect of movements in exchange rates		(2,318)		(1,186)		101		(86)		(15)		(52)		(3,556)
Changes in value on the recognition of inflation effects		(727)		—		—		—		—		175		(552)
Effect Venezuela (Note 3.3)		—		—		—		—		—		(139)		(139)
Capitalization of borrowing cost		—		—		—		—		—		—		—

Cost as of December 31, 2017	Ps.	92,647	Ps.	26,228	Ps.	1,356	Ps.	5,090	Ps.	1,291	Ps.	969	Ps.	127,581

Balance as of January 1, 2018	Ps.	92,647	Ps.	26,228	Ps.	1,356	Ps.	5,090	Ps.	1,291	Ps.	969	Ps.	127,581
Purchases		—		—		50		226		371		28		675
Acquisition from business combinations		4,602		—		—		26		57		291		4,976
Systems Development		—		—		—		—		—		41		41
Transfer of completed development systems		—		—		—		904		(904)		—		—
Disposals		—		—		—		(5)		—		(93)		(98)
Philippines disposal (Note 5)		(3,882)		—		—		—		—		(596)		(4,478)
Effect of movements in exchange rates		(5, 005)		(2,499)		(352)		(218)		(38)		(31)		(8,143)
Changes in value on the recognition of inflation effects		—		—		—		—		—		57		57
Capitalization of borrowing cost		—		—		—		—		—		—		—

Cost as of December 31, 2018	Ps.	88,362	Ps.	23,729	Ps.	1,054	Ps.	6,023	Ps.	777	Ps.	666	Ps.	120,611

Accumulated amortization
Balances as of January 1, 2016		—		—		—		(1,438)		—		(220)		(1,658)
Amortization expense		—		—		—		(427)		—		(35)		(462)
Disposals		—		—		—		249		—		—		249
Effect of movements in exchange rate		—		—		—		(148)		—		(37)		(185)

Balances as of December 31, 2016		—		—		—		(1,764)		—		(292)		(2,056)
Amortization expense		—		—		—		(605)		—		(42)		(647)
Effect of movements in exchange rate		—		—		—		46		—		184		230
Effect Venezuela (Note 3.3)		—		—		—		—		—		(120)		(120)
Impairment Venezuela		(745)		—		—		—		—		—		(745)

Balances as of December 31, 2017	Ps.	(745)	Ps.	—	Ps.	—	Ps.	(2,323)	Ps.	—	Ps.	(270)	Ps.	(3,338)
Amortization expense		—		—		—		(797)		—		(201)		(998)
Disposals		—		—		—		5		—		93		98
Philippines disposal (Note 5)		—		—		—		—		—		375		375
Effect of movements in exchange rate		—		—		—		141		—		(33)		108
Changes in value on the recognition of inflation effects		—		—		—		(51)		—		(1)		(52)

Cost as of December 31, 2018	Ps.	(745)	Ps.	—	Ps.	—	Ps.	(3,025)	Ps.	—	Ps.	(37)	Ps.	(3,807)

Balance as of December 31, 2016	Ps.	85,338	Ps.	33,582	Ps.	1,248	Ps.	2,815	Ps.	798	Ps.	183	Ps.	123,964

Balance as of December 31, 2017	Ps.	91,902	Ps.	26,228	Ps.	1,356	Ps.	2,767	Ps.	1,291	Ps.	699	Ps.	124,243

Balance as of December 31, 2018	Ps.	87,617	Ps.	23,729	Ps.	1,054	Ps.	2,998	Ps.	777	Ps.	629	Ps.	116,804

For the year ended December 31, 2018, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 32, Ps. 236 and Ps. 730, respectively.

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

The aggregate carrying amounts of goodwill and distribution rights allocated to each CGU are as follows:

In millions of Ps.	2018		2017
Mexico	Ps.	56,352	Ps.	56,352
Guatemala		1,853		488
Nicaragua		460		484
Costa Rica		1,417		1,520
Panamá		1,182		1,185
Colombia		4,600		5,824
Uruguay		3,003		—
Brazil		42,153		48,345
Argentina		327		50
Philippines		—		3,882

Total	Ps.	111,347	Ps.	118,130

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

The estimated discount rates to perform, impairment test for each CGU consider market participants’ assumptions. Market participants were selected considering the size, operations and characteristics of the business that are similar to those of the Company.

The discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the opportunity cost to a market participant, considering the specific circumstances of the Company and its operating segments and is derived from its WACC. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Company’s investors. The cost of debt is based on the interest bearing borrowings the Company is obliged to service, which is equivalent to the cost of debt based on the conditions that a creditor would assess in the market. Segment-specific risk is incorporated by applying beta factors which are evaluated annually based on publicly available market data.

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

The key assumptions by CGU for impairment test as of December 31, 2018 were as follows:

CGU	Pre-tax WACC	Post –tax WACC	Expected Annual Long- Term Inflation 2019-2028	Expected Volume Growth Rates 2019-2028
Mexico	7.4%	5.3%	4.0%	1.4%
Guatemala	9.4%	7.5%	3.2%	7.3%
Nicaragua	21.2%	11.0%	6.2%	3.8%
Costa Rica	13.9%	9.2%	4.0%	1.6%

CGU	Pre-tax WACC	Post –tax WACC	Expected Annual Long- Term Inflation 2019-2028	Expected Volume Growth Rates 2019-2028
Panamá	9.2%	7.0%	2.4%	3.0%
Colombia	7.8%	5.2%	3.1%	4.0%
Brazil	10.7%	6.6%	3.8%	1.7%
Argentina	19.6%	11.3%	21.9%	2.7%

The key assumptions by CGU for impairment test as of December 31, 2017 were as follows:

CGU	Pre-tax WACC	Post –tax WACC	Expected Annual Long- Term Inflation 2018-2027	Expected Volume Growth Rates 2018-2027
Mexico	7.3%	5.3%	3.7%	2.2%
Guatemala	13.9%	10.7%	4.7%	7.1%
Nicaragua	16.6%	10.6%	5.0%	4.9%
Costa Rica	11.5%	7.8%	3.3%	2.7%
Panama	8.3%	6.5%	2.3%	3.4%
Colombia	9.1%	6.6%	3.1%	3.2%
Brazil	9.7%	6.2%	4.1%	1.3%
Argentina	11.0%	7.3%	10.7%	3.1%
Philippines	9.7%	5.9%	3.6%	3.4%

Sensitivity to Changes in Assumptions

As of December 31, 2018, the Company performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of a 100 basis points and concluded that no impairment would be recorded except for Nicaragua. However, upon further review, the Company also concluded that no impairment would be recorded for Nicaragua.

CGU	Change in WACC	Change in Volume Growth CAGR(1)	Effect on Valuation
Mexico	+0.3%	-1.0%	Passes by 5.0x
Guatemala	+0.7%	-1.0%	Passes by 18.4x
Nicaragua	+0.3%	-0.3%	Passes by 1.0x
Costa Rica	+1.7%	-1.0%	Passes by 1.9x
Panama	+0.3%	-1.0%	Passes by 6.9x
Colombia	+0.6%	-1.0%	Passes by 3.9x
Brazil	+1.1%	-1.0%	Passes by 1.3x
Argentina	+6.1%	-1.0%	Passes by 8.9x

(1)	Compound Annual Growth Rate (CAGR)

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). The Company consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

During the year ended December 31, 2017 and because the economic and operational conditions worsened in Venezuela, the Company has recognized an impairment of the distribution rights in such country for an amount of Ps 745, such charge has been recorded in other expenses line in the consolidated income statement

Note 13. Other non-current assets and other non-current financial assets

13.1 Other Non-Current Assets:

	2018		2017
Non-current prepaid advertising expenses	Ps.	388	Ps.	376
Guarantee deposits (1)		1,647		1,835
Prepaid bonuses		247		195
Advances to acquire property, plant and equipment		233		266
Shared based payment		160		151
Indemnifiable contingencies from business combinations (2)		3,336		4,510
Recoverable tax added in business combinations		395		459
Other		66		329

	Ps.	6,472	Ps.	8,121

(1)	As it is customary in Brazil, the Company is required to guarantee tax, legal and labor contingencies by guarantee deposits.
(2)	Corresponds to indemnification assets that are warranted by former Vonpar owners as per the share purchase agreement.

13.2 Other Non-Current Financial Assets:

	2018		2017
Other non-current financial assets	Ps.	226	Ps.	322
Derivative financial instruments (See Note 20)		1,897		955

	Ps.	2,123	Ps.	1,277

Non-current accounts receivable to be held to maturity and the investment in other entities as well as financial derivative instruments are classified as FVOCI financial assets.

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

The consolidated statements of financial position and consolidated statements of income include the following balances and transactions with related parties and affiliated companies:

	2018		2017
Balances:
Assets (current included in accounts receivable)
Due from FEMSA and Subsidiaries (see Note 7) (1) (3)	Ps.	783	Ps.	402
Due from The Coca-Cola Company (see Note 7) (1) (3)		1,173		2,054
Due from Heineken Group (1)		243		290
Other receivables (1)		332		27
Shareholders Vonpar (see Note 7)		—		1,219

	Ps.	2,531	Ps.	3,992

	2018		2017
Liabilities (current included in suppliers and other liabilities and loans)
Due to FEMSA and Subsidiaries (2) (3)	Ps.	1,371	Ps.	1,038
Due to The Coca-Cola Company (2) (3)		3,893		3,731
Due to Heineken Group(2)		1,446		1,348

Other payables (2)		820		330

	Ps.	7,530	Ps.	6,447

(1)	Presented within accounts receivable.
(2)	Recorded within accounts payable and suppliers
(3)	Parent

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2018 and 2017, there was no expense resulting from the un- collectability of balances due from related parties.

Details of transactions between the Company and other related parties are disclosed as follows:

Transactions	2018		2017		2016
Income:
Sales to affiliated parties	Ps.	5,200	Ps.	4,761	Ps.	4,274
Ades		592		—		—
Heineken		4		—		—
Interest income received from Compañía Panameña de Bebidas, S.A.P.I. de C.V.		—		—		1
Interest income received from BBVA Bancomer, S.A. de C.V.		180		138		17
Expenses:
Purchases and other expenses of FEMSA		8,878		7,773		8,328
Purchases of concentrate from The Coca-Cola Company		32,379		30,758		38,146
Purchases of raw material, beer and operating expenses from Heineken		14,959		13,608		8,823
Advertisement expense paid to The Coca-Cola Company		2,193		1,392		2,354
Purchases from Jugos del Valle		2,872		2,604		2,428
Purchase of sugar to Promotora Industrial Azucarera, S.A. de C.V.		2,604		1,885		1,765
Purchase of sugar from Beta San Miguel		651		1,827		1,349
Purchase of sugar, cans and aluminum lids to Promotora Mexicana de Embotelladores, S.A. de C.V.		—		839		759
Purchase of canned products to Industria Envasadora de Queretaro, S.A. de C.V.		596		804		798
Purchase of inventories to Leao Alimentos e Bebidas, LTDA		2,654		4,010		3,448
Purchase of resin from Industria Mexicana de Reciclaje, S.A. de C.V.		298		267		265
Donations to Instituto Tecnologico y de Estudios Superiores de Monterrey, A.C. (1) (2)		127		47		1
Donations to Fundación Femsa, A.C.		179		2		92
Interest expense paid to The Coca-Cola Company		—		11		—
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B. (1)		—		—		1
Interest and fees paid to Bancomer		168		—		—
Other expenses with related parties		79		202		185

(1)	One or more members of the Board of Directors or senior management of the Company are also members of the Board of Directors or senior management of the counterparties to these transactions.
(2)	In 2018 and 2017, there were donations to ITESM made through Fundacion FEMSA as intermediary for Ps. 127 and Ps. 47 respectively

The benefits and aggregate compensation paid to executive officers and senior management of the Company, recognized as an expense during the reporting period were as follows:

	2018		2017		2016
Current employee benefits	Ps.	705	Ps.	621	Ps.	652
Termination benefits		57		27		154
Shared based payments		157		316		258

Note 15. Balances and Transactions in Foreign Currencies

Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different from the functional currency of the Company. As of December 31, 2018 and 2017, assets and liabilities denominated in foreign currencies, expressed in mexican pesos (contractual amounts) are as follows:

	Assets		Liabilities
Balances	Current	Non-current	Current	Non-current
As of December 31, 2018
U.S. dollars	14,572	—	2,985	43,411
Euros	—	—	93	—
As of December 31, 2017
U.S. dollars	5,852	—	2,783	53,093
Euros	—	—	1,547	—

As of year ended December 31, 2018, 2017 and 2016 transactions denominated in foreign currencies, expressed in mexican pesos (contractual amounts) are as follows:

Transactions	Revenues	Purchases of Raw Materials	Interest Expense	Other
Year ended December 31, 2018 U.S. dollars	1,481	18,129	2,223	2,161
Year ended December 31, 2018 Euros	—	—	—	—
Year ended December 31, 2017 U.S. dollars	653	13,381	2,454	1,544
Year ended December 31, 2017 Euros	—	18	—	—
Year ended December 31, 2016 U.S. dollars	736	13,242	2,235	1,796

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

16.1 Assumptions

The Company annually evaluates the reasonableness of the assumptions used in its labor liability for post-employment and other non-current employee benefits computations. In Mexico, actuarial calculations for pension and retirement plans and seniority premiums, as well as the associated cost for the period, were determined using the following long-term assumptions:

Mexico	2018		2017		2016
Financial:
Discount rate used to calculate the defined benefit obligation	9.4%		7.60%		7.00%
Salary increase	4.6%		4.60%		4.50%
Future pension increases	3.6%		3.50%		3.50%
Biometric:
Mortality	EMSSA 2009	(1)	EMSSA 2009	(1)	EMSSA 2009	(1)
Disability	IMSS-97	(2)	IMSS-97	(2)	IMSS-97	(2)
Normal retirement age	60 years		60 years		60 years
Rest of employee turnover	BMAR2007	(3)	BMAR2007	(3)	BMAR2007	(3)

(1)	EMSSA. Mexican Experience of Social Security (for its initials in Spanish)
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social (for its initials in Spanish)
(3)	BMAR. Actuary experience

In Mexico the methodology used to determine the discount rate was the yield or Internal Rate of Return (“IRR”) which involves a yield curve. In this case, the expected rates of each period were taken from a yield curve of the Mexican Federal Government Treasury Bond (known as CETES in Mexico) because there is no deep market in high quality corporate obligations in Mexico.

In Mexico upon retirement, the Company purchases an annuity for senior executives, which will be paid according to the option chosen by the employee.

Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans	Seniority Premiums
2019	314	39
2020	230	30
2021	203	28
2022	182	27
2023	260	26
2024 to 2028	1,562	139

16.2 Balances of the liabilities for post-employment and other non-current employee benefits

	2018		2017
Pension and Retirement Plans:
Vested benefit obligation	Ps.	480	Ps.	389
Non-vested benefit obligation		1,210		1,398

Accumulated benefit obligation		1,690		1,787
Excess of projected defined benefit obligation over accumulated benefit obligation		1,695		2,582

Defined benefit obligation		3,385		4,369
Pension plan funds at fair value		(1,031)		(1,692)

Net defined benefit liability	Ps.	2,354	Ps.	2,677

Seniority Premiums:
Vested benefit obligation	Ps.	40	Ps.	36
Non-vested benefit obligation		204		267

Accumulated benefit obligation		244		303
Excess of projected defined benefit obligation over accumulated benefit obligation		165		158

Defined benefit obligation		409		461
Seniority premium plan funds at fair value		(111)		(109)

Net defined benefit liability	Ps.	298	Ps.	352

Total post-employment and other non-current employee benefits	Ps.	2,652	Ps.	3,029

16.3 Trust assets

Trust assets consist of fixed and variable return financial instruments recorded at market value, which are invested as follows:

Type of instrument	2018	2017
Fixed return:
Traded securities	25%	14%
Life annuities	20%	12%
Bank instruments	4%	6%
Federal government instruments	32%	50%
Variable return:
Publicly traded shares	19%	18%

	100%	100%

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

In Mexico, the amounts and types of securities of the Company in related parties included in portfolio fund are as follows:

	2018		2017
Mexico
Portfolio:
Debt:
Grupo Televisa, S.A.B. de C.V.	Ps.	17	Ps.	17
Grupo Industrial Bimbo, S.A.B. de C. V.		23		24
Grupo Financiero Banorte, S.A.B. de C.V.		8		7
Banco Compartamos Banco.		4		—
Gentera, S.A.B. de C.V.		—		8
Capital:
Walmart de Mexico S.A de C.V.		6		—
Fomento Económico Mexicano, S.A.B de C.V.		5		8
El Puerto de Liverpool, S.A.B. de C.V.		3		5
Grupo aeropuerto del sureste		2		—
Grupo Televisa, S.A.B. de C.V.		1		—
Gruma, S.A.B. de C.V.		—		3
Gentera, S.A.B. de C.V.		—		4

During the years ended December 31, 2018, 2017 and 2016, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year.

16.4 Amounts recognized in the consolidated income statements and the consolidated statements of comprehensive income

	Income statement								Accumulated OCI
2018	Current Service Cost		Past Service Cost		(Gain) or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps.	195	Ps.	—	Ps.	(5)	Ps.	265	Ps.	370
Seniority premiums		42		—		—		34		(26)

Total	Ps.	237	Ps.	—	Ps.	(5)	Ps.	299	Ps.	344

	Income statement								Accumulated OCI
2017	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps.	145	Ps.	10	Ps.	—	Ps.	140	Ps.	539
Seniority premiums		44		—		—		23		28

Total	Ps.	189	Ps.	10	Ps.	—	Ps.	163	Ps.	567

	Income statement								Accumulated OCI
2016	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability net of taxes

Pension and retirement plans	Ps.	145	Ps.	43	Ps.	(61)	Ps.	134	Ps.	558
Seniority premiums		45		—		—		20		27

Total	Ps.	190	Ps.	43	Ps.	(61)	Ps.	154	Ps.	585

Remeasurements of the net defined benefit liability recognized in other comprehensive income are as follows (amounts are net of tax):

	2018		2017		2016
Amount accumulated in other comprehensive income as of the beginning of the periods	Ps.	567	Ps.	585	Ps.	462
Recognized during the year (obligation liability and plan assets)		100		(169)		75
Actuarial gains and losses arising from changes in financial assumptions		(357)		165		(29)
Acquisitions		(83)		—		—
Foreign exchange rate valuation (gain)		(66)		(14)		77
Philippines disposal		183		—		—

Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps.	344	Ps.	567	Ps.	585

Remeasurements of the net defined benefit liability include the following:

•	The return on plan assets, excluding amounts included in net interest expense.

•	Actuarial gains and losses arising from changes in demographic assumptions.

•	Actuarial gains and losses arising from changes in financial assumptions.

16.5 Changes in the balance of the defined benefit obligation for post-employment and other non-current employee benefits

	2018		2017		2016
Pension and Retirement Plans:
Initial balance	Ps.	4,369	Ps.	2,915	Ps.	2,687
Current service cost		195		241		145
Effect on curtailment		(5)		—		(61)
Interest expense		265		258		194
Actuarial gains or losses		(391)		190		(7)
Foreign exchange loss		(86)		(69)		141
Benefits paid		(265)		(385)		(192)
Acquisitions		417		1,209		—
Philippines disposal		(1,111)		—		—
Past service cost		—		10		8

	Ps.	3,388	Ps.	4,369	Ps.	2,915

Seniority Premiums:
Initial balance	Ps.	461	Ps.	416	Ps.	404
Current service cost		42		44		45
Effect on curtailment		—		—		—
Interest expense		34		29		27
Actuarial gains or losses		(84)		12		(22)
Benefits paid		(42)		(40)		(38)

	Ps.	411	Ps.	461	Ps.	416

Post-employment:
Initial balance	Ps.	—	Ps.	—	Ps.	135
Current service cost		—		—		—
Certain liability cost		—		—		—
Interest expense		—		—		—
Reclassification to certain liability cost		—		—		(135)
Actuarial gains or losses		—		—		—
Foreign exchange gain		—		—		—
Benefits paid		—		—		—
Liabilities directly associated with assets held for sale		—		—		—

	Ps.	—	Ps.	—	Ps.	—

16.6 Changes in the balance of trust assets

	2018		2017		2016
Pension and retirement plans:
Balance at beginning of year	Ps.	1,692	Ps.	910	Ps.	864
Actual return on trust assets		30		113		15
Foreign exchange gain		(2)		86		4
Life annuities		16		21		28
Benefits paid		(1)		(136)		(1)
Acquisitions		—		698		—
Philippines diposal		(704)		—		—

Balance at end of year	Ps.	1,031	Ps.	1,692	Ps.	910

Seniority premiums
Balance at beginning of year	Ps.	109	Ps.	102	Ps.	101
Actual return on trust assets		2		7		1

Balance at end of year	Ps.	111	Ps.	109	Ps.	102

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

The following table presents the impact in absolute terms of a variation of 0.5% in the assumptions on the net defined benefit liability associated with the Company’s defined benefit plans. The sensibility of this 0.5% on the significant actuarial assumptions is based on projected long-term discount rates to Mexico and a yield curve projections of long-term sovereign bonds:

+0.5%:					Income Statement				Accumulated OCI
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability (asset)	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	167	Ps.	—	Ps.	(5)	Ps.	181	Ps.	130
Seniority premiums		41		—		—		28		(39)

Total	Ps.	208	Ps.	—	Ps.	(5)	Ps.	209	Ps.	91

Expected salary increase	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	183	Ps.	—	Ps.	(5)	Ps.	186	Ps.	266
Seniority premiums		44		—		—		28		(37)

Total	Ps.	227	Ps.	—	Ps.	(5)	Ps.	214	Ps.	229

16.8 Employee benefits expense

For the years ended December 31, 2018, 2017 and 2016, employee benefits expenses recognized in the consolidated income statements are as follows:

	2018		2017		2016
Included in cost of goods sold:
Wages and salaries	Ps.	4,295	Ps.	4,323	Ps.	4,827
Social security costs		1,320		1,449		1,234
Employee profit sharing		74		75		142
Pension and seniority premium costs (Note 16.4)		26		22		57
Share-based payment expense (Note 17.2)		3		6		11
Included in selling and distribution expenses:
Wages and salaries		16,590		12,001		13,526
Social security costs		4,651		4,417		4,571
Employee profit sharing		496		484		485
Pension and seniority premium costs (Note 16.4)		158		125		65
Share-based payment expense (Note 17.2)		11		7		18
Included in administrative expenses:
Wages and salaries		2,771		2,453		2,839
Social security costs		557		585		472
Employee profit sharing		31		31		56
Pension and seniority premium costs (Note 16.4)		46		42		66
Post-employment benefits other (Note 16.4)		2		10		5
Share-based payment expense (Note 17.2)		143		161		177

Total employee benefits expense	Ps.	31,174	Ps.	26,193	Ps.	28,551

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

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of achievement of the goals established every year. The bonuses are recorded as a part of the income statement and are paid in cash the following year. During the years ended December 31, 2018, 2017 and 2016 the bonus expense recorded amounted to Ps. 659, Ps. 701 and Ps. 706, respectively.

17.2 Share-based payment bonus plan

The Company has a stock incentive plan for the benefit of its senior executives. This plan uses as its main evaluation metric the EVA. Under the EVA stock incentive plan, eligible employees are entitled to receive a special annual bonus (fixed amount), to purchase FEMSA and Coca-Cola FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 33% per year. The 50% of Coca-Cola FEMSA’s annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options. For the years ended December 31, 2018, 2017 and 2016, no stock options have been granted to employees. Until 2015 the shares were vested ratably over a five year period. Beginning with January 1, 2016 onwards they will ratably vest over a three year period.

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

At December 31, the shares granted under the Company’s executive incentive plans are as follows:

	Number of shares
Incentive Plan	FEMSA	KOF	Vesting period
2014	489,345	331,165	2015-2017
2015	457,925	415,375	2016-2018
2016	567,671	719,132	2017-2019
2017	326,561	369,791	2018-2020
2018	211,290	256,281	2019-2021

Total	2,052,792	2,091,744

For the years ended December 31, 2018, 2017 and 2016, the total expense recognized for the period arising from share-based payment transactions, using the grant date model, was of Ps. 157, Ps. 174 and Ps. 206, respectively.

As of December 31, 2018 and 2017, the asset recorded by Coca-Cola FEMSA in its consolidated statements of financial position amounted to Ps. 160 and Ps. 151, respectively, see Note 13.

Note 18. Bank Loans and Notes Payables

Expressed in millions of mexican pesos.	2019	2020	2021	2022	2023	2024 and following years	Carrying value as of December 31, 2018	Fair value as of December 31, 2018	Carrying value as of December 31, 2017
Short- term debt:
Fixed rate debt:
Argentine pesos
Bank loans	157	—	—	—	—	—	157	141	106
Interest rate	36.75	—	—	—	—	—	36.75%	—	22.40%
Uruguayan pesos
Bank loans	771	—	—	—	—	—	771	772	—
Interest rate	9.96%	—	—	—	—	—	9.96%	—	—

Subtotal	928	—	—	—	—	—	928	913	106

Variable rate debt:
Colombian pesos
Bank loans	454	—	—	—	—	—	454	454	1,951
Interest rate	5.58%	—	—	—	—	—	5.58%	—	7.28%

Subtotal	454	—	—	—	—	—	454	454	1,951

Short- term debt	1,382	—	—	—	—	—	1,382	1,367	2,057

Long term debt:
Fixed rate debt:
U.S. Dollar
Yankee bond	—	9,829	—	—	17,557	11,818	39,204	40,716	48,043
Interest rate	—	4.63%	—	—	3.88%	5.25%	4.48%	—	4.09%
Colombian pesos
Bank loans	—	—	—	—	—	—	—	—	728
Interest rate	—	—	—	—	—	—	—	—	9.63%
Brazilian reais
Notes payable (2)	4,653	—	—	—	—	—	4,653	4,516	6,707
Interest rate	0.38%	—	—	—	—	—	0.38%	—	0.38%
Bank loans	186	129	78	67	38	24	522	508	934
Interest rate	5.95%	5.95%	5.95%	5.95%	5.95%	5.95%	5.95%	—	5.78%
Mexican pesos
Senior notes	—	—	2,498	—	7,495	8,488	18,481	17,218	18,479
Interest rate	—	—	8.27%	—	5.46%	7.87%	6.95%	—	6.95%
Uruguayan pesos
Bank loans	—	573	—	—	—	—	573	573	—
Interest rate	—	10.15%	—	—	—	—	10.15%	—	—

Expressed in millions of mexican pesos.	2019	2020	2021	2022	2023	2024 and following years	Carrying value as of December 31, 2018	Fair value as of December 31, 2018	Carrying value as of December 31, 2017
U.S. Dollar
Financial leasings.	10	—	—	—	—	—	10	—	—
Interest rate	3.28%	—	—	—	—	—	3.28%	—	—

Subtotal	4,849	10,531	2,576	67	25,090	20,330	63,443	63,531	74,981

Variable rate debt:
Mexican pesos
Senior notes	—	—	—	1,497	—	—	1,497	1,276	1,496
Interest rate	—	—	—	8.61%	—	—	8.61%	—	7.70%
Bank loans	4,700	—	5,400	—	—	—	10,100	10,100	—
Interest rate	8.48%	—	8.62%	—	—	—	8.56%	—	—
U. S. Dollar
Bank loans	—	—	4,025	—	—	—	4,025	4,062	4,032
Interest rate	—	—	3.34%	—	—	—	3.34%	—	2.12%
Colombian pesos
Bank loans	424	424	—	—	—	—	848	848	—
Interest rate	5.61%	5.73%	—	—	—	—	5.67%	—	—
Brazilian reais
Bank loans	244	198	57	6	—	—	505	527	869
Interest rate	9.53%	9.53%	9.53%	9.53%	—	—	9.53%	—	8.50%
Notes payable	5	—	—	—	—	—	5	5	15
Interest rate	0.40%	—	—	—	—	—	0.40%	—	0.44%

Subtotal	5,373	622	9,482	1,503	—	—	16,980	16,818	6,412

Long term debt	10,222	11,153	12,058	1,570	25,090	20,330	80,423	80,349	81,303
Current portion of long term debt	10,222	—	—	—	—	—	10,222	—	10,114

Long- term debt	—	11,153	12,058	1,570	25,090	20,330	70,201	80,349	71,189

(1)	All interest rates shown in this table are weighted average contractual annual rates.

(2)

Promissory note denominated and payable in Brazilian reais; however, it is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.

For the years ended December 31, 2018, 2017 and 2016, the interest expense related to the bank loans and notes payable is comprised as follows and included in the consolidated income statement under the interest expense caption:

	2018		2017		2016
Interest on debts and borrowings	Ps.	4,786	Ps.	4,337	Ps.	4,099
Capitalized interest		—		—		(32)
Finance charges for employee benefits		202		182		154
Derivative instruments		2,370		4,161		3,082
Finance operating charges		210		97		168

	Ps.	7,568	Ps.	8,777	Ps.	7,471

Coca-Cola FEMSA has the following debt bonds: a) registered with the Mexican stock exchange: i) Ps. 2,500 (nominal amount) with a maturity date in 2021 and fixed interest rate of 8.27% and ii) Ps. 7,500 (nominal amount) with a maturity date in 2023 and fixed interest rate of 5.46% iii) Ps. 1,500 (nominal amount) with a maturity date in 2022 and floating interest rate of TIIE + 0.25% iv) Ps. 8,500 (nominal amount) with a maturity date in 2027 and fixed interest rate of 7.87% and b) registered with the SEC : i) Senior notes of US. $ 500 with interest at a fixed rate of 4.63% and maturity date on February 15, 2020, ii) Senior notes of US. $900 with interest at a fixed rate of 3.88% and maturity date on November 26, 2023 and iii) Senior notes of US. $ 600 with interest at a fixed rate of 5.25% and maturity date on November 26, 2043 all of which are guaranteed by our subsidiaries: Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.) and Yoli de Acapulco, S. de R.L. de C.V. (“Guarantors”). In Note 27 we present supplemental guarantors consolidating financial information.

During 2018 Coca-Cola FEMSA had credit contracts in Mexican and Uruguayan peso with some banks for Ps. 10,100 and Ps. 1,344, respectively. On November 26, 2018, The Company paid the total balance of its bond in USD for USD 445 million

The Company has financing from different financial institutions under agreements that stipulate different restrictions and covenants, which mainly consist of maximum levels of leverage and capitalization as well as minimum consolidated net worth and debt and interest coverage ratios. As of the date of these consolidated financial statements, the Company was in compliance with all restrictions and covenants contained in its financing agreements.

18.1 Reconciliation of liabilities arising from financing activities.

			Cash flows				Non-cash flows
	Carrying Value at December 31, 2017		Repayments		Proceeds		Liability offset		Foreign Exchange movement		Translation Effect		Carrying Value at December 31, 2018
Short-term bank loans	Ps.	2,057	Ps.	(5,188)	Ps.	4,138	Ps.	—	Ps.	—	Ps.	375	Ps.	1,382
Short-term notes payable		—		—		—		—		—		—		—

Total short-term from financing activities	Ps.	2,057	Ps.	(5,188)	Ps.	4,138	Ps.	—	Ps.	—	Ps.	375	Ps.	1,382

Long-term bank loans		6,563		(1,702)		11,278		—		—		433		16,572
Long-term notes payable		74,740		(9,067)		—		(2,036)		1,157		(953)		63,841
Long-term lease liabilities		—		—		10		—		—		—		10

Total long-term from financing activities	Ps.	81,303	Ps.	(10,769)	Ps.	11,288	Ps.	(2,036)	Ps.	1,157	Ps.	(520)	Ps.	80,423

Current portion of long-term debt (1)	Ps.	10,114		—		—		—		—	Ps.	108	Ps.	10,222

Total from financing activities	Ps.	83,360	Ps.	(15,957)	Ps.	15,426	Ps.	(2,036)	Ps.	1,157	Ps.	(145)	Ps.	81,805

			Cash flows				Non-cash flows
	Carrying Value at December 31, 2016		Repayments		Proceeds		Foreign Exchange movement		Translation Effect		Carrying Value at December 31, 2017
Short-term bank loans	Ps.	1,573	Ps.	(1,013)	Ps.	489	Ps.	—	Ps.	1,008	Ps.	2,057
Short-term notes payable		—		—		—		—		—		—

Total short-term from financing activities	Ps.	1,573	Ps.	(1,013)	Ps.	489	Ps.	—	Ps.	1,008	Ps.	2,057

Long-term bank loans		8,594		(2,264)		1,999		190		(1,956)		6,563
Long-term notes payable		78,742		(9,832)		10,000		4,015		(8,185)		74,740

Total long-term from financing activities	Ps.	87,336	Ps.	(12,096)	Ps.	11,999	Ps.	4,205	Ps.	(10,141)	Ps.	81,303

Current portion of long-term debt (2)	Ps.	1,479		—		—		—		—	Ps.	10,114

Total from financing activities	Ps.	88,909	Ps.	(13,109)	Ps.	12,488	Ps.	4,205	Ps.	(9,133)	Ps.	83,360

(1)

The current portion for the long term debt as of December 31, 2018 is composed by notes payable in Brazilian reais for Ps. 4,653, bank loans in Brazil for Ps. 430 and a note payable for Ps. 5 in Brazilian reais, a financial leasing in Uruguay for Ps. 10, bank loans for Ps. 424 in Colombia and a bank loan in México for and amount of Ps. 4,700.

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

Note 19. Other Income and Expenses

	2018		2017		2016
Other income:
Gain on sale of long-lived assets	Ps.	399	Ps.	323	Ps.	324
Cancellation of contingencies		162		268		329
Tax Recovery from previous year		—		597		603
Other		8		354		25

	Ps.	569	Ps.	1,542	Ps.	1,281

Other expenses:
Provisions for contingencies	Ps.	818	Ps.	943	Ps.	819
Loss on the retirement of long-lived assets		103		174		321
Loss on sale of long-lived assets		221		368		358
Impairment		432		—		—
Non-income taxes from Colombia		—		—		48
Severance payments		224		180		13
Donations		332		83		54
Foreign exchange losses related to operating activities		(25)		2,646		2,799
Venezuela impact (Note 3.3)		—		28,176		—
Other		345		329		681

	Ps.	2,450	Ps.	32,899	Ps.	5,093

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

The Company measures the fair value of its financial assets and liabilities classified as level 1 and 2, applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2018 and 2017:

	2018				2017
	Level 1		Level 2		Level 1		Level 2
Derivative financial instruments asset	Ps.	—	Ps.	2,605	Ps.	22	Ps.	1,183
Derivative financial instruments liability		236		881		26		4,468
Trust assets of labor obligations		1,142		—		1,801		—

20.1 Total debt

The fair value of bank loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2018 and 2017, which is considered to be level 1 in the fair value hierarchy (See Note 18).

20.2 Forward agreements to purchase foreign currency

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

At December 31, 2018, the Company has the following outstanding forward agreements to purchase foreign currency:

			Fair Value
	Notional		(Liability)		Asset
Maturity Date	Amount		Dec. 31, 2018
2019	Ps.	4,768	Ps.	(66)	Ps.	109

At December 31, 2017, the Company had the following outstanding forward agreements to purchase foreign currency:

			Fair Value
	Notional		(Liability)		Asset
Maturity Date	Amount		Dec. 31, 2017
2018	Ps.	6,882	Ps.	(22)	Ps.	190

20.3 Options to purchase foreign currency

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

At December 31, 2018, the Company paid a net premium of Ps. 43 million for the following outstanding collar options to purchase foreign currency:

			Fair Value
	Notional		(Liability)		Asset
Maturity Date	Amount		Dec. 31, 2018
2019	Ps.	1,734	Ps.	(33)	Ps.	57

As of December 31, 2017, the Company paid a net premium of Ps. 7 million for the following outstanding collar options to purchase foreign currency:

			Fair Value
	Notional		(Liability)		Asset
Maturity Date	Amount		Dec. 31, 2017
2018	Ps.	266	Ps.	(5)	Ps.	17

20.4 Cross-currency swaps

The Company has contracts denominated as interest and cross-currency swaps in order to reduce the risk emanated from interest rate and exchange rate fluctuation in the contracted credits denominated in USD, hedging the total contracted loans as of December 2018. Exchange rate swaps are designated as hedge instruments where the Company changes de debt profile to the functional currency to reduce the exchange rate fluctuation risk.

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

At December 31, 2018, the Company had the following outstanding cross currency swap agreements:

			Fair value
	Notional		(Liability)		Asset
Maturity date	ammount		As of December 31, 2018
2019	Ps.	4,652	Ps.	—	Ps.	498
2020		14,400		(79)		969
2021		4,035		—		586
2023		11,219		(390)		135
2027		6,889		(42)		202

At December 31, 2017, the Company had the following outstanding cross currency swap agreements:

			Fair Value
	Notional		(Liability)		Asset
Maturity Date	Amount		Dec. 31, 2017
2018	Ps.	24,354	Ps.	(3,863)	Ps.	—
2019		6,263		(205)		—
2020		14,439		(163)		605
2021		4,046		—		24
2023		1,776		—		139
2027		6,907		(129)		179

20.5 Interest Rate swaps

The Company has contracted a number of interest rate swaps to reduce its exposure to interest rate fluctuations associated with its debt denominated in BRL. These interest rate swaps, for accounting purposes are recorded as Fair Value Hedges and the interest rate variation is recorded in the consolidated income statement as “market value (gain) loss on financial instruments”.

At December 31, 2018, the Company had the following outstanding interest rate swap agreements:

			Fair value
	Notional		(Liability)		Asset
Maturity date	ammount		As of December 31, 2018
2019	Ps.	4,013	Ps.	(49)	—
2020		4,559		(112)	—
2021		4,035		(110)	—

At December 31, 2017, the Company had the following outstanding interest rate swap agreements:

			Fair Value
	Notional		(Liability)		Asset
Maturity Date	Amount		Dec. 31, 2017
2019	Ps.	4,024	Ps.	(32)	—
2020		3,669		(16)	—
2021		3,059		(33)	—

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

The fair value of expired or sold commodity contracts are recorded in cost of goods sold with the hedged items.

As of December 31, 2018, the Company had the following sugar price contracts:

Fair value
	Notional	(Liability)	Asset
Maturity date	ammount	As of December 31, 2018
2019	Ps. 1,223	Ps. (88)	Ps. —

As of December 31, 2018, the Company has the following aluminum price contracts:

Fair value
	Notional	(Liability)	Asset
Maturity date	ammount	As of December 31, 2018
2019	Ps. 265	Ps. (17)	Ps. —

As of December 31, 2018, the Company has the following PX + MEG price contracts

Fair value
	Notional	(Liability)	Asset
Maturity date	ammount	As of December 31, 2018
2019	Ps.1,303	Ps. (131)	Ps. —

As of December 31, 2017, the Company had the following sugar price contracts:

			Fair Value
	Notional		(Liability)		Asset
Maturity Date	Amount		Dec 31, 2017
2018	Ps.	986	Ps.	(26)	Ps.	19
2019		150		—		3

20.7 Option embedded in the Promissory Note to fund the Vonpar’s acquisition

As disclosed in Note 4.1.2, on December 6, 2016, as part of the purchase price paid for the Company’s acquisition of Vonpar, Spal issued and delivered a three-year promissory note to the sellers, for a total amount of 1,166 million Brazilian reais. On November 14, 2018 Spal prepaid an amount for 103 million of USD (393 million of Brazilian real) (and the amount left as of December 31, 2018 is 916 million of Brazilian real (approximately Ps. 4,652) The promissory note bears interest at an annual rate of 0.375%, and is denominated and payable in Brazilian reais. The promissory note is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar. The holders of the promissory note have an option, that may be exercised prior to the scheduled maturity of the promissory note, to capitalize the Mexican peso amount equivalent to the amount payable under the promissory note into a recently incorporated Mexican company which would then be merged into the Company in exchange for Series L shares at a strike price of Ps.178.5 per share. Such capitalization and issuance of new Series L shares is subject to the Company having a sufficient number of Series L shares available for issuance.

The Company uses Black & Scholes valuation technique to measure call the option at fair value. The Black & Scholes valuation method was chosen because it is a method commonly used to value this type of financial instruments. The call option had an estimated fair value of Ps. 343 million at inception of the option and Ps. 14 and Ps. 242 million as of December 31, 2018 and 2017, respectively. The option is as part of the Promissory Note disclosed in Note 18.

The Company estimates that the call option is “out of the money” as of December 31, 2018 and 2017 by approximately 49.8% and 30.4% or US$ 111 million and US$ 82 million, respectively, relative to the strike price.

20.8 Net effects of expired contracts that met hedging criteria

Derivative	Impact in consolidated income statement	2018		2017		2016
Cross currency swaps (1)	Interest expense	Ps.	157	Ps.	2,102	Ps.	—
Cross currency swaps (1)	Foreign exchange		642		—		—
Interest rate swaps	Interest expense		—		—		—
Option to purchase foreign currency	Cost of good sold		(8)		—		—
Forward agreements to purchase foreign currency	Cost of good sold		240		89		(45)
Commodity Price contracts	Cost of good sold		(258)		(6)		(241)

(1)

The 2018 ammount belong to the Brazilian swaps maturity and the amount for 2017 belongs to the maturity of the Mexico swaps portafolio. Both amounts are disclosed as part of the financial activities in each year.

20.9 Net effect of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes.

Derivative	Impact in profit and loss	2018		2017		2016
Forward agreements to purchase foreign currency	Market value gain (loss) on financial statements	Ps.	(12)	Ps.	12	Ps.	(56)
Cross currency swaps	Market value (loss) gain on financial statements		(116)		337		236

20.10 Net effect of expired contracts that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2018		2017		2016
Cross-currency swaps	Market value (loss) gain on financial instruments	Ps.	(186)	Ps.	(104)	Ps.	(129)
Embedded derivatives	Market value gain on financial instruments		—		1		—

20.11 Risk management

The Company has exposure to the following financial risks:

•	Market risk;

•	Interest rate risk;

•	Liquidity risk; and

•	Credit risk

The Company determines the existence of an economic relationship between the hedging instruments and the hedged item based on the currency, amount and timing of their respective cash flows. The Company evaluates whether the derivative designated in each hedging relationship is expected to be effective and that it has been effective to offset changes in the cash flows of the hedged item using the hypothetical derivative method.

In these hedging relationships, the main sources of inefficiency are:

•

The effect of the credit risk of the counterparty and the Company on the fair value of foreign currency forward contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to change in the types of change; and

•	Changes in the periodicity of covered.

20.11.1 Market risk

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

The Company tracks the fair value (mark to market) of its derivative financial instruments and its possible changes using scenario analyses. The following disclosures provide a sensitivity analysis of the market risks, which the Company is exposed to as it relates to foreign exchange rates, interests rates and commodity prices, which it considers in its existing hedging strategy:

Forward agreement to purchase U.S. Dollar (MXN/USD)	Change in USD rate	Effect on equity		Profit and loss effect
2018	(13%)	Ps.	(365)	Ps.	—
2017	(12%)		(602)		—
2016	(17%)		(916)		—

Forward agreement to purchase U.S. Dollar (BRL/USD)	Change in USD rate	Effect on equity		Profit and loss effect
2018	(16%)	Ps.	(413)	Ps.	—
2017	(14%)		(234)		—
2016	(18%)		(203)		—

Forward agreement to purchase U.S. Dollar (COP/USD)	Change in USD rate	Effect on equity		Profit and loss effect
2018	(12%)	Ps.	(2)	Ps.	—
2017	(9%)		(73)		—
2016	(18%)		(255)		—

Forward agreement to purchase U.S. Dollar (ARS/USD)	Change in USD rate	Effect on equity		Profit and loss effect
2018	(27%)	Ps.	(522)	Ps.	—
2017	(10%)		(29)		—

Forward agreement to purchase U.S. Dollar (UYU/USD)	Change in USD rate	Effect on equity		Profit and loss effect
2018	(8%)	Ps.	(46)	Ps.	—

Cross currency swaps (USD to MXN)	Change in USD rate	Effect on equity		Profit and loss effect
2018	(13%)	Ps.	(3,130)	Ps.	—
2017	(12%)		(3,540)		—
2016	(17%)		(3,687)		(1,790)

Cross currency swaps (USD en BRL)	Change in USD rate	Effect on equity		Profit and loss effect
2018	(16%)	Ps.	(9,068)	Ps.	—
2017	(14%)		(7,483)		—
2016	(18%)		(9,559)		—

Interest rate swaps (floating to fixed rates)	Change in BRL rate	Effect on equity		Profit and loss effect
2018	(100 bps )	Ps.	(1,976)	Ps.	—
2017	(100 bps )	Ps.	(234)	Ps.	—

Sugar price contracts	Change on sugar Price	Effect on equity		Profit and loss effect
2018	(30%)	Ps.	(341)	Ps.	—
2017	(30%)		(32)		—
2016	(33%)		(310)		—

Alluminum price contracts	Change on Alluminum price	Effect on equity		Profit and loss effect
2018	(22%)	Ps.	(55)	Ps.—
2016	(16%)	(13)		—

Options to purchase foreign currency (MXN en USD)	Change on USD rate	Effect on equity		Profit and loss effect
2018	(13%)	Ps.	(303)	Ps.—
2017	(12%)	Ps.	(24)	Ps.—

20.11.2 Interest rate risk

Interest rate risk is the risk that the fair value or future cash flow of a financial instrument will fluctuate because of changes in market interest rates.

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

The following disclosures provide a sensitivity analysis of the interest rate risks, management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to its fixed and floating rate borrowings, which considers its existing hedging strategy:

Interest Rate Risk	Change in U.S.$ Rate	Effect on (Profit) or Loss
2018	+100 bps	Ps.	(134)
2017	+100 bps	(251)
2016	+100 bps	(211)

20.11.3 Liquidity risk

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

See Note 18 for a disclosure of the Company’s maturity dates associated with its non-current financial liabilities as of December 31, 2018.

The following table reflects all contractually fixed and variable pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected gross cash outflows from derivative financial liabilities that are in place as of December 31, 2018.

Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on economic conditions (like interest rates and foreign exchange rates) existing at December 31, 2018.

(In millions of Ps)	2019		2020		2021		2022		2023		2024 and thereafter
Non-derivative financial liabilities:
Notes and bonds	Ps.	4,657	Ps.	9,829	Ps.	2,498	Ps.	1,497	Ps.	25,052	Ps.	20,306
Loans from banks		6,936		1,324		9,560		73		38		24
Derivatives financial liabilities (assets)		450		777		477		—		(255)		160
Financial leasing		10		—		—		—		—		—

The Company generally makes payments associated with its financial liabilities with cash generated from its operations.

20.11.4 Credit risk

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

The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in cash. The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2018 and 2017 is the carrying amounts (see Note 7).

The credit risk for liquid funds and derivative financial instruments is limited because the parts are credit high-graded banks designated by international credit rating agencies

The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining a Credit Support Annex (CSA) that establishes margin requirements. As of December 31, 2018 the Company concluded that the maximum exposure to credit risk related with derivative financial instruments is not significant given the high credit rating of its counterparties.

20.12 Cash Flow hedges

As of December 31, 2018, the Company’s financial instruments used to hedge its exposure to foreign exchange rates, interest rates and commodity risks were as follows:

Maturity
	1-6 months	6-12 months	More than 12
Foreign exchange currency risk

Foreign exchange currency forward contracts

Net exposure (in millions of pesos)	3,484	683	—

Average exchange rate MXN/USD	20.19	20.75	—

Net exposure (in millions of pesos)	805	337	—

Average exchange rate BRL/USD	3.75	3.83	—

Net exposure (in millions of pesos)	429	63	—

Average exchange rate COP/USD	2,851	2,976	—

Net exposure (in millions of pesos)	339	—	—

Average exchange rate ARS/USD	43.31	—	—

Net exposure (in millions of pesos)	196	159	—

Average exchange rate UYU/USD	32.9	33.97	—

Foreign exchange currency swap contracts

Net exposure (in millions of pesos)	—	—	18,502

Average exchange rate MXN/USD	—	—	19.72

Net exposure (in millions of pesos)	—	4,652	18,042
Average exchange rate BRL/USD	—	3.36	3.59

Interest rate risk

Interest rate swaps

Net exposure (in millions of pesos)	—	4,013	8,594

Average interest rate	—	6.29%	8.15%

Commodities risk

Aluminum	189	75	—

Average price (USD/Ton)	1,975	1,986	—

Sugar	725	498	—

Average price (USD cent/Lb)	12.86	13.11	—

PX+MEG	739	565	—

Average price (USD /Ton)	1,077	1,040	—

As of December 31, 2017, the Company’s financial instruments used to hedge its exposure to foreign exchange rates, interest rates and commodity risks were as follows:

Maturity
	1-6 months	6-12 months	More than 12
Foreign exchange currency risk

Foreign exchange currency forward contracts

Net exposure (in millions of pesos)	3,391	978	—

Average exchange rate MXN/USD	19.62	19.42	—

Net exposure (in millions of pesos)	1,332	136	—

Average exchange rate BRL/USD	3.22	3.25	—
Net exposure (in millions of pesos)	647	116	—
Average exchange rate COP/USD	3,017	3,014	—
Net exposure (in millions of pesos)	280	—	—
Average exchange rate ARS/USD	18.56	—	—
Foreign exchange currency swap contracts
Net exposure (in millions of pesos)	—	—	18,552
Average exchange rate MXN/USD	—	—	19.72
Net exposure (in millions of pesos)	6,414	17,939	14,880
Average exchange rate BRL/USD	3.82	3.83	3.37

Interest rate risk
Interest rate swaps
Net exposure (in millions of pesos)	—	—	10,752
Average interest rate	—	—	7.58%

Commodities risk
Sugar	710	428	—
Average price (USD cent/Lb)	14.79	15.23	—

As of December 31, 2018, the Company includes the following cash flows hedge exposures:

In millions of pesos	Cash flow hedge reserve	Cash flow hedge costs	Remained balances of cash flow hedge reserve from which hedge accounting is not applied
Foreign exchange currency risk
Net sales, trade account receivables and borrowings	—	—	—
Purchase of stock	1	22	—

Interest rate risk
Interest rate instruments	—	—	—

As of December 31, 2017, the Company includes the following cash flows hedge exposures:

In millions of pesos	Cash flow hedge reserve	Cash flow hedge costs	Remained balances of cash flow hedge reserve from which hedge accounting is not applied
Foreign exchange currency risk
Net sales, trade account receivables and borrowings	—	—	—
Purchase of stock	—	11	—

Interest rate risk
Interest rate instruments	—	—	—

As of December 31, 2018, cash flow financial instruments amounts and its related non-effective portion were as follows:

In millions of pesos	Notional	Assets	Liabilities	Financial position category in which the cash flow hedge is included
Foreign exchange currency risk
Forward contracts: Net sales, trade accounts receivables and borrowings	—	—	—	Other investments including financial derivatives (assets), trade accounts payable (liabilities)

Purcahse of stock	4,768	109	(66)

Exchange rate swaps	41,195	2,390	(511)

Interest rate risk
Swap interest rate	12,607	—	(271)	Other investments including financial derivatives (assets), trade accounts payable (liabilities)

Commodities risk
Aluminum	265	—	(17)
Suggar	1,223	—	(88)
PX+MEG	1,303	—	(131)

Note 21. Non-Controlling Interest in Consolidated Subsidiaries

An analysis of Coca-Cola FEMSA’s non-controlling interest in its consolidated subsidiaries for the years ended December 31, 2018, 2017 and 2016 is as follows:

	2018		2017		2016
Mexico	Ps.	5,700	Ps.	5,994	Ps.	5,879
Colombia		21		23		22
Brazil		1,085		1,224		1,195
Philippines		—		10,900		—

	Ps.	6,806	Ps.	18,141	Ps.	7,096

Non-controlling interests in Mexico primarily represent the individual results of a Mexican holding company Kristine Oversease, S.A.P.I. de C.V. This entity also has non-controlling stakes in certain Brazilian subsidiaries.

As disclosed in Note 4.1.3, commencing on February 1, 2017, the Company started consolidating CCFPI’s financial results in its financial statements.

As disclosed in Note 5, since its designation as discontinued operation, the Asia segment is no longer reported as a separate segment in Note 26. The sale was completed on December 13, 2018 and the related non- controlling interest was eliminated.

The changes in the Coca-Cola FEMSA’s non-controlling interest were as follows:

	2018		2017		2016
Balance at beginning of the period	Ps.	18,141	Ps.	7,096	Ps.	3,986
Effects of business combination		—		11,072		—
Net income of non-controlling interest		1,159		1,148		457
Exchange differences on translation of foreign operations		(1,338)		(1,138)		1,845
Re-measurements of the net defined employee benefit liability		37		38		—
Valuation of the effective portion of derivative financial instruments, net of taxes		(41)		(74)		51
Increase in shares of non-controlling interest		—		—		826
Dividends paid		—		(1)		(69)
Accounting standard adoption effects (see Note 2.4)		(12)		—		—
Philippines deconsolidation		(11,140)		—		—

Balance at end of the period	Ps.	6,806	Ps.	18,141	Ps.	7,096

Note 22. Equity

22.1 Equity accounts

As of December 31, 2018, the common stock of Coca-Cola FEMSA is represented by 2,100,832,262 common shares, with no par value. Fixed capital stock is Ps. 934 (nominal value) and variable capital is unlimited.

The characteristics of the common shares are as follows:

•	Series “A” and series “D” shares are ordinary, have all voting rights and are subject to transfer restrictions;

•	Series “A” shares may only be acquired by Mexican individuals and may not represent less than 51% of the ordinary shares.

•	Series “D” shares have no foreign ownership restrictions and may not represent more than 49% of the ordinary shares.

•	Series “L” shares have no foreign ownership restrictions and have limited voting rights.

As of December 31, 2018, 2017 and 2016, the number of each share series representing Coca-Cola FEMSA’s common stock is comprised as follows:

	Thousands of Shares
Series of shares	2018	2017	2016
“A”	992,078	992,078	992,078
“D”	583,546	583,546	583,546
“L”	525,208	525,208	497,298

	2,100,832	2,100,832	2,072,922

The changes in the share are as follows:

	Thousands of Shares
Series of shares (2)	2018	2017	2016
Initial shares	2,100,832	2,072,922	2,072,922
Shares issuance (Note 4.1.1)	—	27,910	—

Final shares	2,100,832	2,100,832	2,072,922

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve amounts to 20% of common stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company. As of December 31, 2018, 2017 and 2016, this reserve was Ps. 164 included in retain earnings .

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except for restated shareholder contributions and distributions made from net consolidated taxable income, denominated “Cuenta de Utilidad Fiscal Neta” (“CUFIN”).

Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. The Company’s balances of CUFIN amounted to Ps. 8,918 not subject to withholding tax.

For the years ended December 31, 2018, 2017 and 2016 the dividends declared and paid per share by the Company are as follows:

Series of shares (2)	2018 (1)		2017		2016
“A”	Ps.	3,323	Ps.	3,323	Ps.	3,323
“D”		1,955		1,955		1,955
“L”		1,760		1,713		1,667

	Ps.	7,038	Ps.	6,991	Ps.	6,945

(1)

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 09, 2018, the shareholders declared a dividend of Ps. 7,038 that was paid in May 3, 2018 and November 1, 2018. Represents a dividend of Ps. 3.35 per each ordinary share.

(2)	Information in this note has not been adjusted for the stock split occurred in March 2019.

22.2 Capital management

The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balance in order to obtain the lowest cost of capital available. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2018 and 2017.

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

Diluted earnings per share amounts are calculated by dividing consolidated net income for the year attributable to equity holders of the parent by the weighted average number of shares outstanding during the period plus the weighted average number of shares for the effects of dilutive potential shares (originated by the Company’s commitment to capitalize 27.9 million KOF series L shares described in Note 4.1.2).

On January 31, 2019, the Board of Coca Cola FEMSA approved:

(i)	An eight-for-one stock split (the “Stock Split”) of each series of shares of the Company;

(ii)	The issuance of Series B ordinary shares with full voting rights;

(iii)

The creation of units, comprised of 3 Series B shares and 5 Series L shares, to be listed for trading on the Mexican Stock Exchange (“BMV”) and in the form of American depositary shares (ADSs) on the New York Stock Exchange (“NYSE”); and

(iv)	Amendments to the Company’s bylaws mainly to give effect to the matters approved in paragraphs (i), (ii), and (iii), described above.

On March 22, 2019, the CNBV (Mexican National Banking and Securities Commission) approved and authorized the stock split.

As a result, (i) the percentage of ownership held by the Company’s shareholders will not change, and (ii) the percentage of ordinary shares with full voting rights will be adjusted proportionally due to the issuance of the Series B shares, as set forth in the table below.

The capital stock of the Company prior to and immediately after the Stock Split is as follows:

Outstanding shares prior to the Stock Split:

Series of shares	Shareholders	Outstanding shares	% of the capital stock	% of ordinary shares with full voting rights
A	Wholly-owned subsidiary of Fomento Económico Mexicano, S.A.B. de C.V.	992,078,519	47.223%	62.964%
D	Wholly-owned subsidiaries of The Coca-Cola Company	583,545,678	27.777%	37.036%
L	Public float	525,208,065	25.0%	0%
Total		2,100,832,262	100%	100%

Outstanding shares after the Stock Split:

Series of shares	Shareholders	Outstanding shares	% of the capital stock	% of ordinary shares with full voting rights
A	Wholly-owned subsidiary of Fomento Económico Mexicano, S.A.B. de C.V.	7,936,628,152	47.223%	55.968%
D	Wholly-owned subsidiaries of The Coca-Cola Company	4,668,365,424	27.777%	32.921%
B	Public float	1,575,624,195	9.375%	11.111%
L	Public float	2,626,040,325	15.625%	0%
Total		16,806,658,096	100%	100%

The earnings per share for the years ended December 31st 2018, 2017 and 2016 have been adjusted retrospectively for comparative purposes based on the number of shares resulting from the stock split.

Earnings amounts per share type are as follows:

	2018
	Per series		Per series		Per series		Per series
	“A” shares		“D” shares		“B” shares		“L” shares
Consolidated net income	Ps.	7,116	Ps.	4,186	Ps.	1,413	Ps.	2,355

Consolidated net income attributable to equity holders of the parent-continuing operations		5,164		3,038		1,025		1,709
Consolidated net income attributable to equity holders of the parent-discontinued operation		1,405		826		279		465
Weighted average number of shares for basic earnings per share (millions of shares)		7,937		4,668		1,576		2,626

	2017
	Per series		Per series		Per series		Per series
	“A” shares		“D” shares		“B” shares		“L” shares
Consolidated net loss	Ps.	(5,519)	Ps.	(3,247)	Ps.	(1,083)	Ps.	(1,805)

Consolidated net loss attributable to equity holders of the parent-continuing operations		(7,606)		(4,474)		(1,492)		(2,486)
Consolidated net income attributable to equity holders of the parent-discontinued operation		1,542		907		303		504
Weighted average number of shares for basic earnings per share (millions of shares)		7,937		4,668		1,557		2,595

	2016
	Per series		Per series		Per series		Per series
	“A” shares		“D” shares		“B” shares		“L” shares
Consolidated net income	Ps.	5,038	Ps.	2,963	Ps.	950	Ps.	1,576

Consolidated net loss attributable to equity holders of the parent-continuing operations		4,819		2,835		906		1,510
Weighted average number of shares adjusted for the effect of dilution (Shares outstanding) (1)		7,937		4,668		1,492		2,486

(1)	Includes the diluted effect associated to the commitment to deliver 27.9 million of KOF L shares.

Note 24. Income Taxes

24.1 Income Tax

The major components of income tax expense for the years ended December 31, 2018, 2017 and 2016 are:

	2018		2017		2016
Current tax expense:
Current year	Ps.	4,763	Ps.	6,108	Ps.	8,574

Deferred tax expense:
Origination and reversal of temporary differences		1,579		(1,859)		(2,812)
(Benefit) utilization of tax losses recognized		(1,082)		(65)		(1,834)
Total deferred tax expense		497		(1,924)		(4,646)

Total income tax expense in consolidated net income	Ps.	5,260	Ps.	4,184	Ps.	3,928

2018	Mexico		Foreign		Total
Current tax expense:
Current year	Ps.	3,545	Ps.	1,218	Ps.	4,763

Deferred tax expense:
Origination and reversal of temporary differences		(283)		1,862		1,579
(Benefit) utilization of tax losses recognized		(679)		(403)		(1,082)

Total deferred tax (benefit)		(962)		1,459		497

Total income tax expense in consolidated net income	Ps.	2,583	Ps.	2,677	Ps.	5,260

2017	Mexico		Foreign		Total
Current tax expense:
Current year	Ps.	3,874	Ps.	2,234	Ps.	6,108

Deferred tax expense:
Origination and reversal of temporary differences		(1,798)		(61)		(1,859)
(Benefit) utilization of tax losses recognized		179		(244)		(65)

Total deferred tax (benefit)		(1,619)		(305)		(1,924)

Total income tax expense in consolidated net income	Ps.	2,255	Ps.	1,929	Ps.	4,184

2016	Mexico		Foreign		Total
Current tax expense:
Current year	Ps.	4,035	Ps.	4,539	Ps.	8,574

Deferred tax expense:
Origination and reversal of temporary differences		(1,117)		(1,695)		(2,812)
(Benefit) utilization of tax losses recognized		(1,285)		(549)		(1,834)

Total deferred tax (benefit)		(2,402)		(2,244)		(4,646)

Total income tax expense in consolidated net income	Ps.	1,633	Ps.	2,295	Ps.	3,928

Recognized in Consolidated Statement of Other Comprehensive Income (OCI)

Income tax related to items charged or recognized directly in OCI during the year:	2018		2017		2016
Unrealized (gain) loss on cash flow hedges	Ps.	(208)	Ps.	(160)	Ps.	324
Remeasurements of the net defined benefit liability		152		(61)		12

Total income tax recognized in OCI	Ps.	(56)	Ps.	(221)	Ps.	336

Balance of income tax included in Accumulated Other Comprehensive Income (AOCI) as of:

Income tax related to items charged or recognized directly in OCI as of year- end:	2018		2017		2016
Unrealized loss (gain) on derivative financial instruments	Ps.	(128)	Ps.	59	Ps.	227

Comprehensive income to be reclassified to profit or loss in subsequent periods		(128)		59		227

Re-measurements of the net defined benefit liability		(56)		(199)		(143)

Balance of income tax in AOCI	Ps.	(184)	Ps.	(140)	Ps.	84

A reconciliation between tax expense and income (loss) before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method multiplied by the Mexican domestic tax rate for the years ended December 31, 2018, 2017 and 2016 is as follows:

	2018	2017	2016
Mexican statutory income tax rate	30%	30%	30%
Income tax from prior years	(0.50)	3.16	1.33
Income (loss) on monetary position for subsidiaries in hyperinflationary economies	(0.96)	4.26	(2.20)
Annual inflation tax adjustment	(0.32)	(3.65)	0.15
Non-deductible expenses	2.43	(5.54)	2.38
Non-taxable income	(0.78)	1.17	(0.90)
Income taxed at a rate other than the Mexican statutory rate	1.69	(2.54)	2.06
Effect of restatement of tax values	(3.38)	5.53	(2.29)
Effect of change in statutory rate	(0.38)	0.20	—
Effect of changes in Venezuelan Tax Law	—	—	7.74
Income tax credits	(0.13)	9.68	(7.84)
Effect Venezuela (Note 3.3)	—	(75.56)	—
Tax Loss	1.04	(6.00)	—
Other	1.89	2.12	(2.98)
	30.60%	(37.17)%	27.45%

In 2017, the Venezuela deconsolidation impacted significantly the effective tax rate. Had this effect not occurred, the effective tax rate would have been 28.12%

Deferred income tax

An analysis of the temporary differences giving rise to deferred income tax liabilities (assets) is as follows:

	Consolidated Statement of Financial Position as of				Consolidated Income Statement
Consolidated Statement of Financial Position	2018		2017		2018		2017		2016
Allowance for doubtful accounts	Ps.	(33)	Ps.	(119)	Ps.	76	Ps.	16	Ps.	(8)
Inventories		(32)		(4)		(33)		(60)		(163)
Prepaid expenses		3		17		(19)		5		(71)
Property, plant and equipment, net (1)		(1,051)		(244)		(392)		(1,783)		1,439
Other assets		38		(569)		74		(166)		167
Finite useful lived intangible assets		225		820		182		761		(289)
Indefinite lived intangible assets		1,081		2,143		31		743		5,280
Post-employment and other non-current employee benefits		(457)		(474)		(114)		(56)		(1)
Derivative financial instruments		3		42		(39)		(44)		62
Contingencies		(2,209)		(2,629)		1,146		(886)		(96)
Employee profit sharing payable		(184)		(159)		—		6		(14)
Tax loss carryforwards		(8,358)		(8,088)		(1,082)		(13)		(1,834)
Tax credits to recover (2)		(1,855)		(2,308)		(109)		(1,159)		(1,150)
Cumulative other comprehensive income		(184)		(141)		(54)		(224)		—
Liabilities of amortization of goodwill of business acquisition		7,299		5,527		1,125		(554)		(1,876)

Other liabilities		132		(112)		(295)		1,490		(6,092)

Deferred tax (income)					Ps.	497	Ps.	(1,924)	Ps.	(4,646)

Deferred tax, asset	Ps.	(8,438)	Ps.	(8,012)
Deferred tax, liability		2,856		1,714

Deferred income taxes, net	Ps.	(5,582)	Ps.	(6,298)

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

The changes in the balance of the net deferred income tax liability are as follows:

	2018		2017		2016
Balance at beginning of the period	Ps.	(6,298)	Ps.	(4,776)	Ps.	(2,975)
Deferred tax provision for the period		497		(1,763)		(4,381)
Change in the statutory rate		63		—		—
Acquisition of subsidiaries, see Note 4		(413)		(563)		150
Venezuela effect		—		261		—
Effects in equity:
Unrealized loss (gain) on derivative financial instruments		(21)		(160)		324
Cumulative translation adjustment		31		221		1,766
Remeasurements of the net defined benefit liability		152		(61)		12
Inflation adjustment		20		543		328
Philippines disposal		387		—		—

Balance at end of the period	Ps.	(5,582)	Ps.	(6,298)	Ps.	(4,776)

The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.

The Company has determined that undistributed profits of its subsidiaries, will not be distributed in the foreseeable future. The temporary differences associated with investments in subsidiaries, associates and joint ventures, for which deferred tax liabilities that have not been recognized, aggregate to December 31, 2018: Ps. 9,237, December 31, 2017: Ps. 5,847 and, December 31, 2016: Ps. 5,136.

Tax Loss Carryforwards

Some subsidiaries in Mexico, Colombia and Brazil have tax loss carryforwards. Unused tax loss carryforwards, for which a deferred income tax asset has been recognized, may be recovered provided certain requirements are fulfilled. The tax losses carryforwards for which deferred tax asset has been recorded and their corresponding years of expiration are as follows:

	Tax Loss Carryforwards
2022	Ps.	—
2023		—
2024		631
2025		3,707
2026		4,448
2027 and thereafter		2,227
No expiration (Brazil)		14,866

	Ps.	25,879

During 2013, the Company completed certain acquisitions in Brazil. In connection with the acquisitions in Brazil the Company recorded certain goodwill balances that are deductible for Brazilian income tax reporting purposes. The deduction of such goodwill amortization has resulted in the creation of Net Operating Losses (NOLs) in Brazil. NOLs in Brazil have no expiration, but their usage is limited to 30% of Brazilian taxable income in any given year. As of December 31, 2018 and 2017 the Company believes that it is more likely than not that it will ultimately recover such NOLs through the reversal of temporary differences and future taxable income. Accordingly, the related deferred tax assets have been fully recognized.

Additionally as of December 31, 2018 and 2017, the Company has unused tax losses in Colombia for an amount of Ps. 2 and Ps. 2, respectively.

The changes in the balance of tax loss carryforwards are as follows:

	2018		2017		2016
Balance at beginning of the period	Ps.	24,817	Ps.	24,791	Ps.	14,900
Increase (see sources above)		3,398		3,334		5,616
Usage of tax losses		(352)		(2,723)		(4)
Effect of foreign currency exchange rates		(1,984)		(585)		4,279

Balance at end of the period	Ps.	25,879	Ps.	24,817	Ps.	24,791

There were no withholding taxes associated with the payment of dividends in 2018, 2017 and 2016 by the Company to its shareholders.

24.2 Recoverable taxes

Recoverable taxes are mainly integrated by higher provisional payments of income tax during 2018 in comparison to prior year, which will be compensated in future years.

The operations in Guatemala, Panama, Philippines and Colombia are subject to a minimum tax, which is based primary on a percentage of assets and gross margin, except in the case of Panama. Any payments are recoverable in future years, under certain conditions.

24.3 Tax Reform

In 2016, the Brazilian federal production tax rates were reduced and the federal sales tax rates were increased. These rates continued to increase in 2017 and 2018. However, the Supreme Court decided in early 2017 that the value-added tax will not be used as the basis for calculating the federal sales tax, which resulted in a reduction of the federal sales tax. Notwithstanding the above, the tax authorities appealed the Supreme Court’s decision and are still waiting for a final resolution. In 2018 the federal production and sales taxes together resulted in an average of 16.5% tax over net sales.

In addition, the excise tax on concentrate in Brazil was reduced from 20.0% to 4.0% from September 1, 2018 to December 31, 2018. Temporarily the excise tax rate on concentrate increased from 4.0% to 12.0% from January 1, 2019 to June 30, 2019, then it will be reduced to 8.0% from July 1, 2019 to January 1, 2020. On January 1, 2020 the excise tax rate will be reduced back to 4.0%.

On January 1, 2017, a general tax reform in Colombia reduced the income tax rate from 35.0% to 34.0% for 2017 and then to 33.0% for the following years. In addition, for entities located outside the free trade zone, this reform imposed an extra income tax rate of 6.0% for 2017 and 4.0% for 2018.

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

On January 1, 2019, the Mexican government eliminated the right to offset any tax credit against any payable tax (general offset or compensación universal). As of such date, the right to offset any tax credit will be against taxes of the same nature and payable by the same person (not being able to offset tax credits against taxes payable by third parties). Additionally, by Executive Decree, certain tax benefits related to the value-added tax and income tax were provided to businesses located in the northern border of Mexico. Due to the territories where we operate, this last provision is not applicable to our business.

On January 1, 2019, a new tax reform became effective in Colombia. This reform reduced the income tax rate from 33.0% to 32.0% for 2020, to 31.0% for 2021 and to 30.0% for 2022. The minimum assumed income tax (renta presuntiva sobre el patrimonio) was also reduced from 3.5% to 1.5% for 2019 and 2020, and to 0% for 2021. In addition, the thin capitalization ratio was adjusted from 3:1 to 2:1 for operations with related parties only. As mentioned above, as of January 1, 2019, the value-added tax will be calculated at each sale instead of applied only to the first sale (being able to transfer the value-added tax throughout the entire supply chain). For the companies located in the free trade zone, the value-added tax will be calculated based on the cost of production instead of the cost of the imported raw materials (therefore, we will be able to credit the value added-tax on goods and services against the value added-tax on the sales price of our products). The municipality sales tax will be 50.0% credited against payable income tax for 2019 and 100.0% credited for 2020. Finally, the value-added tax paid on acquired fixed assets will be credited against income tax or the minimum assumed income tax.

The Tax Reform increases the dividend tax on distributions to foreign nonresident’s entities and individuals from 5% to 7.5%. in addition, the tax reform establishes a 7.5% dividend tax on distributions between Colombian companies. The tax will be charged only on the first distribution of dividends between Colombian entities, and may be credited against the dividend tax due once the ultimate Colombian company makes a distribution to its shareholders nonresident shareholders (individuals or entities) or to Colombian individual residents.

On January 1, 2019 a tax reform became effective in Costa Rica. This reform will allow that the tax on sales not only be applied to the first sale, but to be applied and transferred at each sale; therefore, the tax credits on tax on sales will be recorded not only on goods related to production and on administrative services, but on a greater number of goods and services. Value-added tax on services provided within Costa Rica will be charged at a rate of 13.0% if provided by local suppliers, or withheld at the same rate if provided by foreigner suppliers. Although a territorial principle is still applicable in Costa Rica for operations abroad, a tax rate of 15.0% has been imposed on capital gains from the sale of assets located in Costa Rica. New income tax withholding rates were imposed on salaries and compensations of employees, at the rates of 25.0% and 20.0% (which will be applicable depending on the employee’s salary). Finally, the thin capitalization rules were adjusted to provide that the interest expenses (generated with non-members of the financial system) that exceed 20.0% of the company’s EBITDA will not be deductible for tax purposes.

Note 25. Other Liabilities, Provisions and Commitments

25.1 Other current financial liabilities

	2018		2017
Sundry creditors	Ps	. 182	Ps	.593
Derivative financial instruments		384		3,916

Total	Ps.	566	Ps.	4,509

25.2 Provisions and other non-current liabilities

	2018		2017
Provisions	Ps.	8,298	Ps. 11,067
Taxes payable		371	355
Other		759	850

Total	Ps.	9,428	Ps. 12,272

25.3 Other non-current financial liabilities

	2018		2017
Derivative financial instruments	Ps.	733	Ps.	578
Security deposits		643		591

Total	Ps	. 1,376	Ps.	1,169

25.4 Provisions recorded in the consolidated statement of financial position

The Company has various loss contingencies, and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2018 and 2017:

	2018		2017
Taxes	Ps.	5,038	Ps.	6,717
Labor		2,340		2,365
Legal		920		1,985

Total	Ps.	8,298	Ps.	11,067

25.5. Changes in the balance of provisions recorded

25.5.1 Taxes

	2018		2017		2016
Balance at beginning of the period	Ps.	6,717	Ps.	10,223	Ps.	1,658
Penalties and other charges		7		148		173
New contingencies		178		4		3
Cancellation and expiration		(44)		(98)		(106)
Contingencies added in business combinations (1)		104		861		7,840
Payments		(110)		(944)		(6)
Brazil tax amnesty		—		(3,069)		—
Effect of foreign currency exchange rates		(951)		(408)		661
Philippines disposal		(863)		—		—

Balance at end of the period	Ps.	5,038	Ps.	6,717	Ps.	10,223

25.5.2 Labor

	2018		2017		2016
Balance at beginning of the period	Ps.	2,365	Ps.	2,356	Ps.	1,340
Penalties and other charges		279		56		203
New contingencies		205		115		211
Cancellation and expiration		(109)		(33)		(177)
Contingencies added in business combinations		289		—		500
Payments		(20)		(76)		(336)
Effects of foreign currency exchange rates		(669)		(52)		615
Effect Venezuela (Note 3.3)		—		(1)		—

Balance at end of the period	Ps.	2,340	Ps.	2,365	Ps.	2,356

25.5.3 Legal

	2018		2017		2016
Balance at beginning of the period	Ps.	1,985	Ps.	1,049	Ps.	319
Penalties and other charges		86		121		33
New contingencies		61		170		196
Cancellation and expiration		(9)		(16)		(46)
Contingencies added in business combinations		67		783		496
Payments		(251)		(80)		(81)
Brazil tax amnesty		—		7		—
Effects of foreign currency exchange rates		(135)		(47)		132
Effects Venezuela (Note 3.3)		—		(2)		—
Philippines disposal		(884)		—		—

Balance at end of the period	Ps.	920	Ps.	1,985	Ps.	1,049

(1)

At December 31, 2016, an amount of Ps. 7,840 corresponds to tax claims with local Brazil IRS (including a contingency of Ps. 5,321 related to the deductibility of a tax goodwill balance). The remaining contingencies relates to multiple claims with loss expectations assessed by management and supported by the analysis of legal counsels as possible, the total amount of contingencies guaranteed agreements amounts to Ps. 8,081. During 2017, the Company took advantage of a Brazilian tax amnesty program. The settlement of certain outstanding matters under that amnesty program generated a benefit of Ps. 1,874 such benefit has been offset against the corresponding indemnifiable assets.

While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.

25.6 Unsettled lawsuits

The Company has entered into several proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and its subsidiaries. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. Such contingencies were classified by the Company as less than probable but not remote, the estimated amount as of December 31, 2018 of these lawsuits is Ps. 53,333, however, the Company believes that the ultimate resolution of such proceedings will not have a material effect on its consolidated financial position or result of operations.

The Company has tax contingencies, most of which are related to its Brazilian operations, amounting to approximately Ps. 51,070 with loss expectations assessed by management and supported by the analysis of legal counsel consider as possible. Among these possible contingencies, is Ps. 9,288 in various tax disputes related primarily to credits for ICMS (VAT) and Ps. 34,875 related to tax credits of IPI over raw materials acquired from Free Trade Zone Manaus. Possible claims also include Ps. 3,620 related to compensation of federal taxes not approved by the IRS (Tax authorities), and Ps. 3,287 related to the requirement by the Tax Authorities of State of São Paulo for ICMS (VAT), interest and penalty due to the alleged underpayment of tax arrears for the period 1994-1996. The Company is defending its position in these matters and final decision is pending in court.

In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where this subsidiary operates. The Company does not expect any material liability to arise from these contingencies.

25.7 Collateralized contingencies

As is customary in Brazil, the Company has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 7,739, Ps. 9,433 and Ps. 8,093 as of December 31, 2018, 2017 and 2016, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies.

25.8 Commitments

As of December 31, 2018, the Company has contractual commitments for operating leases for the rental of production machinery and equipment, distribution and computer equipment.

The contractual maturities of the operating leases commitments by currency, expressed in mexican pesos as of December 31, 2018, are as follows:

	Mexican pesos		U.S. dollars		Other
Not later than 1 year	Ps.	533	Ps.	179	Ps.	—
Later than 1 year and not later than 5 years		1,081		479		—
Later than 5 years		183		—		—

Total	Ps.	1,797	Ps.	658	Ps.	—

Rental expense charged to consolidated net income was Ps. 1,063, Ps. 1,420 and Ps. 1,232 for the years ended December 31, 2018, 2017 and 2016, respectively.

The Company has firm commitments for the purchase of property, plant and equipment of Ps. 933 as December 31, 2017.

Note 26. Information by segment

The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who periodically reviews financial information at the country level. Thus, each of the separate countries in which the Company operates is considered and operating segments, with the exception of the countries in Central America which represent a single operating segment.

The Company has aggregated operating segments into the following reporting segments for the purposes of its consolidated financial statements: (i) Mexico and Central America division (comprising the following countries: Mexico (including corporate operations), Guatemala, Nicaragua, Costa Rica and Panama), and

(ii) the South America division (comprising the following countries: Brazil, Argentina, Colombia, and Uruguay); Venezuela (consolidated until 2017) operated in an economy with exchange control and/ or hyper-inflation and, as a result, apply IAS 29, “Financial Reporting in Hyperinflationary Economies,” which does not allow the Company from aggregating their results with those of other countries in the South America segment. The Company’s results for 2017 reflect a reduction in the share of the profit of associates and joint ventures accounted for using the equity method, net of taxes, as a result of this consolidation (see note 4.1.2). As disclosed in Note 3.3, the Company deconsolidated its operations in Venezuela as of December 31, 2017, consequently there is no financial information for this segment in 2018 and future years.

The Company is of the view that the quantitative and qualitative aspects of the aggregated operating segments are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to:(i) similarities of customer base, products, production processes and distribution processes, (ii) similarities of governments, (iii) inflation trends, since hyper-inflationary economy has different characteristics that carry out to making decision on how to deal with the cost of the production and distribution, Venezuela (up until 2017) has been presented as a separate segment, (iv) currency trends and (v) historical and projected financial and operating statistics, historically and according to our estimates the financial trends of the countries aggregated into an operating segment have behaved in similar ways and are expected to continue to do so.

Segment disclosure for the Company’s consolidated operations is as follows:

2018	Mexico and Central America(1)		South America(2)		Consolidated
Total revenues	Ps.	100,162	Ps.	82,180	Ps.	182,342
Intercompany revenue		5,143		17		5,160
Gross profit		48,162		35,776		83,938
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		7,809		9,381		17,190
Depreciation and amortization		5,551		3,852		9,403
Non-cash items other than depreciation and amortization (3)		1,249		132		1,381
Equity in earnings (loss) of associated companies and joint ventures		326		(100)		(226)
Total assets		147,748		116,039		263,787
Investments in associate companies and joint ventures		6,789		3,729		10,518
Total liabilities		96,525		35,512		132,037
Capital expenditures, net		6,574		4,495		11,069

2017 (Restated)(5)	Mexico and Central America(1)		South America(2)		Venezuela		Consolidated
Total revenues	Ps.	92,643	Ps.	86,608	Ps.	4,005	Ps.	183,256
Intercompany revenue		4,661		18		—		4,679
Gross profit		45,106		37,756		646		83,508
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		(18,261)		8,792		(1,786)		(11,255)
Depreciation and amortization		4,801		3,442		807		9,050
Non-cash items other than depreciation and amortization (3)		1,011		213		1,021		2,245
Equity in earnings (loss) of associated companies and joint ventures		(63)		123		—		60
Total assets		163,635		122,042		—		285,677
Investments in associate companies and joint ventures		7,046		4,455		—		11,501
Total liabilities		101,330		43,637		—		144,967
Capital expenditures, net (4)		8,245		4,686		—		12,931

2016	Mexico and Central America(1)		South America(2)		Venezuela		Consolidated
Total revenues	Ps.	87,557	Ps.	71,293	Ps.	18,868	Ps.	177,718

Intercompany revenue	4,266	3	—	4,269
Gross profit	43,569	29,263	6,830	79,662
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method	8,642	4,784	882	14,308
Depreciation and amortization	4,750	3,078	838	8,666
Non-cash items other than depreciation and amortization (3)	424	61	2,423	2,908
Equity in earnings of associated companies and joint ventures	149	(2)	—	147
Total assets	136,252	130,019	12,985	279,256
Investments in associate companies and joint ventures	18,088	4,269	—	22,357
Total liabilities	95,342	48,391	6,290	150,023
Capital expenditures, net (4)	6,597	4,240	1,554	12,391

(1)

Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 84,352, Ps. 79,836 and Ps. 74,413 during the years ended December 31, 2018, 2017 and 2016, respectively. Domestic (Mexico only) total assets were Ps. 130,865, Ps. 133,315 and Ps. 122,552 as of December 31, 2018, 2017 and 2016, respectively. Domestic (Mexico only) total liabilities were Ps. 92,340, Ps. 88,283 and Ps. 92,303 as of December 31, 2018, 2017 and 2016, respectively.

(2)

South America includes Brazil, Argentina, Colombia, Uruguay and Venezuela, although Venezuela is shown separately above. South America revenues include Brazilian revenues of Ps. 56,523, Ps. 58,518 and Ps. 43,900 during the years ended December 31, 2018, 2017 and 2016, respectively. Brazilian total assets were Ps. 86,007, Ps. 95,713 and Ps. 104,092 as of December 31, 2018, 2017 and 2016, respectively. Brazilian total liabilities Ps. 26,851, Ps. 31,580 and Ps. 39,600 as of December 31, 2018, 2017 and 2016, respectively. South America revenues also include Colombian revenues of Ps. 14,580, Ps. 14,222 and Ps. 15,120 during the years ended December 31, 2018, 2017 and 2016, respectively. Colombian total assets were Ps. 17,626, Ps. 14,180 and Ps. 20,581 as of December 31, 2018, 2017 and 2016, respectively. Colombian total liabilities were Ps. 4,061, Ps. 7,993 and Ps. 5,547 as of December 31, 2018, 2017 and 2016, respectively. South America revenues also include Argentine revenues of Ps. 9,152, Ps. 13,869 and Ps. 12,273 during the years ended December 31, 2018, 2017 and 2016, respectively. Argentine total assets were Ps. 6,021, Ps. 5,301 and Ps. 5,346 as of December 31, 2018, 2017 and 2016, respectively. Argentine total liabilities were Ps. 2,059, Ps.3,660 and Ps. 3,244 as of December 31, 2018, 2017 and 2016, respectively. South America revenues also include Uruguay revenues of Ps. 1,925, during the year ended on December 31, 2018. Uruguay total assets were Ps. 6,385 as of December 31, 2018. Uruguay total liabilities were Ps. 2,541, as of December 31, 2018.

(3)	Includes foreign exchange loss, net; gain on monetary position, net; and market value (gain) loss on financial instruments.

(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

(5)

As mentioned in note 5, the result for Asia division has been included in the line discontinued operations and the Asia segment is no longer presented in 2018 and 2017. The assets (Ps. 28,272) and liabilities (Ps. 9,945) for the discontinued operation for 2017 are included in Mexico and Central America segment.

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

The transition considerations required to be taken into account by the Company by the modified retrospective approach that it will use to adopt the new IFRS 16 involve recognizing the cumulative effect of the adoption of the new standard as from January 1, 2019. For this reason, the financial information will not be reestablished by the exercises to be presented (exercises completed as of December 31, 2017 and 2018). Likewise, as of the transition date to IFRS 16 (January 1, 2019), the Company has elected to apply the practical dossier of “Grandfather” and continue to consider as contracts for leasing those that qualified as such under the previous accounting rules “IAS 17 – Leases” and “IFRIC 4 – Determination of whether a contract contains a lease”. In addition, the Company elected to not recognize assets and liabilities for short-term leases (ie leases of 12 months or less) and leases of low-value assets. Furthermore, the Company has decided to apply the standard to the remaining terms for leased asset and liability balance at the adoption date.

The Company performed a qualitative and quantitative assessment of the impacts that the adoption of IFRS 16 will originate in its consolidated financial statements. The evaluation includes, among others, the following activities:

•	Detailed analysis of the leasing contracts and the characteristics of the same that would cause an impact in the determination of the right of use and the financial liabilities.
•	Identification of the exceptions provided by IFRS 16 that may apply to the Company;
•	Identification and determination of costs associated with leasing contracts;
•	Identification of currencies in which lease contracts are denominated;
•	Analysis of renewal options and improvements to leased assets, as well as amortization periods;
•	Analysis of the accounting requirements of IFRS 16 and the impacts of the same in internal processes and controls; and
•	Analysis of the interest rate used in determining the present value of the lease payments of the different assets for which a right of use must be recognized.

The main impacts are derived from the recognition of lease arrangements as rights of use and liabilities to make such payments. In addition, the linear operating lease expense is replaced by a depreciation expense for the right to use the assets and the interest expense of the lease liabilities that will be recognized at present value.

Based on the analysis carried out by the Company, the operations of Mexico, Brazil and Colombia are those that would be significantly affected by the adoption, due to the number of leases that will be in force at the date of adoption of the IFRS 16, as well as the significant length of time period at which the lease contracts are in force.

At the adoption date, the Company estimates it will recognize a right-of-use asset in the range of 0.75% - 1.00% of total assets at December 31, 2018 and a corresponding amount of lease liability for all its lease arrangements in the consolidated financial statement. The final amount will be determined when the Company issues its first financial statements after the adoption date.

As of December 31, 2018, the consolidated and business unit level accounting policies regarding lease recognition under IFRS 16 have been modified and submitted for approval of the Audit Committee of the Company, with the purpose of fully implementation as of January 1, 2019, which it will establish the new basis of accounting for leases. Similarly, the Company has analyzed and evaluated the aspects related to internal control derived from the adoption, ensuring internal control environment is appropriate for financial reporting purposes once the standard have been adopted. Also, the presentation requirements represent a significant change from current practice and a significant increase of disclosures required in the consolidated financial statements and its notes. During 2018, the Company developed and tested appropriate systems, internal controls, policies and procedures necessary to collect and disclose the information required.

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

Amendments to IFRS 9: Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

The amendments should be applied retrospectively and are effective from 1 January 2019, with earlier application permitted. These amendments have no impact on the consolidated financial statements of the Company.

Amendments to IAS 19: Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:

• Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to re-measure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event

• Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to re-measure that net defined benefit liability (asset).

The amendments also clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognized in profit or loss.

An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement.

Any change in that effect, excluding amounts included in the net interest, is recognized in other comprehensive income.

The amendments apply to plan amendments, curtailments, or settlements occurring on or after the beginning of the first annual reporting period that begins on or after 1 January 2019, with early application permitted.

These amendments will apply only to any future plan amendments, curtailments, or settlements of Coca-Cola FEMSA.

Amendments to IAS 28: Long-term interests in associates and joint ventures

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures.

The amendments should be applied retrospectively and are effective from 1 January 2019, with early application permitted. The Company does not expect the amendments to have a significant impact on its consolidated financial statements.

Annual Improvements 2015-2017 Cycle (issued in December 2017)

These improvements include:

• IFRS 3 Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including re-measuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer re-measures its entire previously held interest in the joint operation.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early application permitted. These amendments will apply on future business combinations of Coca-Cola FEMSA.

• IFRS 11 Joint Arrangements

A party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in IFRS 3.

The amendments clarify that the previously held interests in that joint operation are not re-measured.

An entity applies those amendments to transactions in which it obtains joint control on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early application permitted. These amendments are currently not applicable to Coca-Cola FEMSA but may apply to future transactions.

• IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

An entity applies those amendments for annual reporting periods beginning on or after 1 January 2019, with early application is permitted. When an entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period. Since the Company’s current practice is in line with these amendments, the Company does not expect any effect on its consolidated financial statements.

• IAS 23 Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

An entity applies those amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after 1 January 2019, with early application permitted. Since the Company’s current practice is in line with these amendments, the Company does not expect any effect on its consolidated financial statements.

Note 28. Supplemental Guarantor Information

Condensed Consolidating Financial Information

The following consolidating information presents condensed consolidating statements of financial position as of December 31, 2018 and 2017 and condensed consolidating statements of income, other comprehensive income and cash flows for each of the three years in the period ended December 31, 2018, 2017 and 2016 of the Company and Propimex, S. de R.L. de C.V., Comercializadora la Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador CIMSA, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.) and Yoli de Acapulco, S. de R. L. de C.V. (the Guarantors).

These statements are prepared in accordance with IFRS, as issued by the IASB, with the exception that the subsidiaries are accounted for as investments under the equity method rather than being consolidated. The guarantees of the Guarantors are full and unconditional.

The accounting policies applied in the preparation of the condensed financial statements is the same as those used in the preparation of the consolidated financial statements (see Note 3).

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

	Parent		Combined Wholly- owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Consolidated Statement of Financial Position As of December 31, 2018
Assets:
Current assets:
Cash and cash equivalents	Ps.	16,529	Ps.	1,025	Ps.	6,173	Ps.	—	Ps.	23,727
Accounts receivable, net		19,388		31,461		51,028		(87,030)		14,847
Inventories		—		2,717		7,334		—		10,051
Recoverable taxes		80		1,870		4,088		—		6,038
Other current assets		—		170		2,657		— ]		2,827

Total current assets		35,997		37,243		71,280		(87,030)		57,490

Non-current assets:
Investments in other entities		160,014		131,357		3,766		(284,619)		10,518
Property, plant and equipment, net		—		18,378		43,564		—		61,942
Intangible assets, net		27,824		36,361		52,619		—		116,804
Deferred tax assets		3,043		1,807		3,588		—		8,438
Other non-current assets		19,060		6,282		25,149		(41,896)		8,595
Total non-current assets		209,941		194,185		128,686		(326,515)		206,297

Total assets	Ps.	245,938	Ps.	231,428	Ps.	199,966	Ps.	(413,545)	Ps.	263,787

Liabilities:
Current liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	4,700	Ps.	—	Ps.	6,904	Ps.	—	Ps.	11,604
Interest Payable		477		—		20		—		497
Suppliers		11		2,531		17,257		(53)		19,746
Other current liabilities		32,909		82,359		(14,614)		(86,977)		13,677

Total current liabilities		38,097		84,890		9,567		(87,030)		45,524

Non-current liabilities:
Bank loans and notes payable		68,607		—		1,594		—		70,201
Other non-current liabilities		14,292		670		43,246		(41,896)		16,312

Total non-current liabilities		82,899		670		44,840		(41,896)		86,513

Total liabilities		120,996		85,560		54,407		(128,926)		132,037

Equity:
Equity attributable to equity holders of the parent		124,942		145,868		138,753		(284,619)		124,944
Non-controlling interest in consolidated subsidiaries		—		—		6,806		—		6,806

Total equity		124,942		145,868		145,559		(284,619)		131,750

Total liabilities and equity	Ps.	245,938	Ps.	231,428	Ps.	199,966	Ps.	(413,545)	Ps.	263,787

	Parent		Combined Wholly- owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Consolidated Statement of Financial Position As of December 31, 2017
Assets:
Current assets:
Cash and cash equivalents	Ps.	7,017	Ps.	926	Ps.	10,824	Ps.	—	Ps.	18,767
Accounts receivable, net		27,420		7,417		56,643		(73,904)		17,576
Inventories		—		2,529		8,835		—		11,364
Recoverable taxes		54		427		4,691		—		5,172
Other current assets		1		299		2,478		—		2,778

Total current assets		34,492		11,598		83,471		(73,904)		55,657

Non-current assets:
Investments in associates and joint ventures		140,799		92,691		5,527		(226,477)		12,540
Property, plant and equipment, net		—		17,819		58,008		—		75,827
Intangible assets, net		28,863		37,366		58,014		—		124,243
Deferred tax assets		2,277		1,649		4,086		—		8,012
Other non-current assets and financial assets		929		8,653		9,411		(9,595)		9,398
Total non-current assets		172,868		158,178		135,046		(236,072)		230,020

Total assets	Ps.	207,360	Ps.	169,776	Ps.	218,517	Ps.	(309,976)	Ps.	285,677

Liabilities:
Current liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	8,774	Ps.	—	Ps.	3,397	Ps.	—	Ps.	12,171
Interest Payable		434		—		53		—		487
Suppliers		11		2,847		17,098		—		19,956
Other current liabilities		12,090		55,860		28,934		(73,904)		22,980

Total current liabilities		21,309		58,707		49,482		(73,904)		55,594

Non-current liabilities:
Bank loans and notes payable		63,277		—		7,912		—		71,189
Other non-current liabilities		205		594		26,980		(9,595)		18,184

Total non-current liabilities		63,482		594		34,892		(9,595)		89,373

Total liabilities		84,791		59,301		84,374		(83,499)		144,967

Equity:
Equity attributable to equity holders of the parent		122,569		110,475		116,002		(226,477)		122,569
Non-controlling interest in consolidated subsidiaries		—		—		18,141		—		18,141

Total equity		122,569		110,475		134,143		(226,477)		140,710

Total liabilities and equity	Ps.	207,360	Ps.	169,776	Ps.	218,517	Ps.	(309,976)	Ps.	285,677

	Parent		Combined Wholly- owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2018
Total revenues	Ps.	1	Ps.	86,736	Ps.	165,325	Ps.	(69,720)	Ps.	182,342
Cost of goods sold		—		49,104		108,671		(59,371)		98,404

Gross profit		1		37,632		56,654		(10,349)		83,938
Administrative expenses		135		5,403		8,054		(5,593)		7,999
Selling expenses		—		22,814		31,867		(4,756)		49,925
Other expenses (income), net		—		627		1,254		—		1,881
Interest expense, net		4,425		3,514		(1,375)		—		6,564
Foreign exchange (loss) gain, net		(96)		(91)		(90)		—		(277)
Other financing (expense) income, net		—		—		(102)		—		(102)
Income taxes		(731)		1,455		4,536		—		5,260
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		17,834		14,732		104		(32,896)		(226)

Net income from continuing operations	Ps.	13,911	Ps.	18,460	Ps.	12,229	Ps.	(32,896)	Ps.	11,704

Net income after tax from discontinued operations	Ps.	—	Ps.	—	Ps.	3,366	Ps.	—	Ps.	3,366

Consolidated Net income	Ps.	13,911	Ps.	18,460	Ps.	15,595	Ps.	(32,896)	Ps.	15,070

Attributable to:
Equity holders of the parent-continuing		13,911		18,460		11,461		(32,896)		10,936
Equity holders of the parent discountinued		—		—		2,975		—		2,975
Non-controlling interest-continuing		—		—		768		—		768
Non-controlling interest discouninued		—		—		391		—		291

Consolidated Net income	Ps.	13,911	Ps.	18,460	Ps.	15,595	Ps.	(32,896)	Ps.	15,070

	Parent		Combined Wholly- owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2017
Total revenues	Ps.	1	Ps.	80,179	Ps.	126,031	Ps.	(22,955)	Ps.	183,256
Cost of goods sold		—		40,870		71,402		(12,524)		99,748

Gross profit		1		39,309		54,629		(10,431)		83,508
Administrative expenses		140		5,598		7,003		(5,048)		7,693
Selling expenses		—		22,589		33,146		(5,384)		50,351
Other expenses (income), net		(314)		(330)		32,000		1		31,357
Interest expense, net		3,717		3,210		1,058		1		7,986
Foreign exchange (loss) gain, net		846		255		(313)		—		788
Other financing (expense) income, net		(104)		—		1,940		—		1,836
Income taxes		238		2,270		1,676		—		4,184
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		(9,765)		9,647		148		30		60

Net income from continuing operations	Ps.	(12,803)	Ps.	15,874	Ps.	(18,479)	Ps.	29	Ps.	(15,379)

Net income after tax from discontinued operations	Ps.	—	Ps.	—	Ps.	3,725	Ps.	—	Ps.	3,725

Consolidated Net income	Ps.	(12,803)	Ps.	15,874	Ps.	(14,754)	Ps.	29	Ps.	(11,654)

Attributable to:
Equity holders of the parent-continuing		(12,803)		15,874		(19,158)		29		(16,058)
Equity holders of the parent-discountinued.		—		—		3,256		—		3,256
Non-controlling interest-continuing		—		—		679		—		679
Non-controlling interest discountinued		—		—		469		—		469

Consolidated Net income	Ps.	(12,803)	Ps.	15,874	Ps.	(14,754)	Ps.	29	Ps.	(11,654)

	Parent		Combined Wholly- owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2016
Total revenues	Ps.	1	Ps.	74,718	Ps.	114,767	Ps.	(11,768)	Ps.	177,718
Cost of goods sold		—		36,595		63,011		(1,550)		98,056

Gross profit		1		38,123		51,756		(10,218)		79,662
Administrative expenses		185		5,344		6,741		(4,847)		7,423
Selling expenses		—		21,243		32,167		(5,371)		48,039
Other expenses (income), net		27		25		3,760		—		3,812
Interest expense, net		2,140		2,623		1,992		1		6,756
Foreign exchange (loss) gain, net		(3,112)		76		1,244		—		(1,792)
Other financing (expense) income, net		(129)		(50)		2,647		—		2,468
Income taxes		(1,222)		3,010		2,140		—		3,928
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		14,440		9,547		93		(23,933)		147

Net income from continuing operations	Ps.	10,070	Ps.	15,451	Ps.	8,940	Ps.	(23,934)	Ps.	10,527

Net income after tax from discontinued operations	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—

Consolidated Net income	Ps.	10,070	Ps.	15,451	Ps.	8,940	Ps.	(23,934)	Ps.	10,527

Attributable to:
Equity holders of the parent-continuing	Ps.	10,070	Ps.	15,451	Ps.	8,483	Ps.	(23,934)	Ps.	10,070
Non-controlling interest-continuing		—		—		457		—		457

Consolidated Net income	Ps.	10,070	Ps.	15,451	Ps.	8,940	Ps.	(23,934)	Ps.	10,527

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating statements of comprehensive income For the year ended December 31, 2018
Consolidated net income	Ps.	13,911	Ps.	18,459	Ps.	15,596	Ps.	(32,896)	Ps.	15,070

Other comprehensive income, net of taxes:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments, net of taxes		(396)		(1,102)		2,142		(1,081)		(437)
Exchange differences on translation of foreign operations		(6,937)		23,618		(7,127)		(16,788)		(7,234)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods:		(7,333)		22,516		(4,985)		(17,869)		(7,671)

Items not to be reclassified to profit or loss in subsequent periods:
Loss from equity financial asset classified at FVOCI		(1,039)		—		(1,039)		1,039		(1,039)
Remeasurements of the net defined benefit liability, net of taxes		223		(6)		101		(59)		259

Net other comprehensive income not being reclassified to profit or loss in subsequent periods:		(816)		(6)		(938)		980		(780)

Total comprehensive (loss) income, net of tax		(8,149)		22,510		(5,923)		(16,889)		(8,451)

Consolidated comprehensive income for the year, net of tax	Ps.	5,762	Ps.	40,969	Ps.	9,673	Ps.	(49,785)	Ps.	6,619

Attributable to:
Equity holders of the parent-continuing	Ps.	5,762	Ps.	40,969	Ps.	7,038	Ps.	(49,785)	Ps.	3,984
Equity holders of the parent-discontinued		—		—		2,817		—		2,817

Non-controlling interest-continuing		—		—		(421)		—		(421)

Non-controlling interest-discontinued		—		—		239		—		239

Consolidated comprehensive income for the year, net of tax	Ps.	5,762	Ps.	40,969	Ps.	9,673	Ps.	(49,785)	Ps.	6,619

	Parent		Combined Wholly- owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating statements of comprehensive income For the year ended December 31, 2017
Consolidated net income (loss)	Ps.	(12,803)	Ps.	15,874	Ps.	(14,754)	Ps.	29	Ps.	(11,654)

Other comprehensive income, net of taxes:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments, net of taxes		(192)		(554)		(266)		746		(266)
Exchange differences on translation of foreign operations		16,345		5,245		15,293		(21,676)		15,207

Net other comprehensive income to be reclassified to profit or loss in subsequent periods:		16,053		4,691		15,027		(20,930)		14,941

Items not to be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes		(10)		171		32		(165)		28

Net other comprehensive income not being reclassified to profit or loss in subsequent periods:		(10)		171		32		(165)		28

Total comprehensive (loss) income, net of tax		16,143	Ps.	4,862	Ps.	15,059	Ps.	(21,095)	Ps.	14,969

Consolidated comprehensive income for the year, net of tax	Ps.	3,340	Ps.	20,736	Ps.	305	Ps.	(21,066)	Ps.	3,315

Attributable to:
Equity holders of the parent-continuing	Ps.	3,340	Ps.	20,736	Ps.	(2,169)	Ps.	(21,066)	Ps.	841
Equity holders of the parent-discontinued		—		—		2,500		—		2,500
Non-controlling interest-continuing		—		—		146		—		146
Non-controlling interest-discontinued		—		—		(172)		—		(172)

Consolidated comprehensive income for the year, net of tax	Ps.	3,340	Ps.	20,736	Ps.	305	Ps.	(21,066)	Ps.	3,315

	Parent		Combined Wholly- owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating statements of comprehensive income For the year ended December 31, 2016
Consolidated net income	Ps.	10,070	Ps.	15,451	Ps.	8,940	Ps.	(23,934)	Ps.	10,527

Other comprehensive income, net of taxes:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments, net of taxes		664		371		(202)		(118)		715
Exchange differences on translation of foreign operations		14,207		(8,756)		15,871		(5,270)		16,052

Net other comprehensive income to be reclassified to profit or loss in subsequent periods:		14,871		(8,385)		15,669		(5,388)		16,767

Items not to be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes		(123)		(117)		(144)		261		(123)

Net other comprehensive income not being reclassified to profit or loss in subsequent periods:		(123)		(117)		(144)		261		(123)

Total comprehensive (loss) income, net of tax		14,748		(8,502)		15,525		(5,127)		16,644

Consolidated comprehensive income for the year, net of tax	Ps.	24,818	Ps.	6,949	Ps.	24,465	Ps.	(29,061)	Ps.	27,171

Attributable to:
Equity holders of the parent-continuing	Ps.	24,818	Ps.	6,949	Ps.	22,112	Ps.	(29,061)	Ps.	24,818
Non-controlling interest-continuing		—		—		2,353		—		2,353

Consolidated comprehensive income for the year, net of tax	Ps.	24,818	Ps.	6,949	Ps.	24,465	Ps.	(29,061)	Ps.	27,171

	Parent		Combined Wholly- owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31, 2018
Cash flows from operating activities:
Income before income taxes for continuing op.	Ps.	13,180	Ps.	19,914	Ps.	16,766	Ps.	(32,896)	Ps.	16,964
Non-cash items		(15,622)		(7,476)		8,957		32,896		18,775
Changes in working capital		(89)		(10,958)		2,909		—		(8,138)

Net cash flows (used in)/from operating activities		(2,531)		1,480		28,632		—		27,581

Income before income taxes for discontinuing operations		—		—		1,308		—		1,308

Operation activities for discontinuing operations		—		—		654		—		654

Investing activities:
Acquisition and mergers, net of cash acquired		—		—		1,957		—		1,957
Interest received		2,994		2,187		4,513		(8,690)		1,004
Acquisition of long-lived assets, net		—		(3,506)		(6,012)		—		(9,518)
Acquisition of intangible assets and other investing activities		(10,153)		6,710		2,088		—		(1,355)
Investments in shares		(9,576)		(1,948)		(23,820)		34,957		(387)
Dividends received		4,816		—		8		(4,816)		8

Net cash flows used in investing activities		(11,919)		3,443		(21,266)		21,451		(8,291)

Net cash flows used from investing activities from discontinuing operations		—		—		(962)		—		(962)

Financing activities:
Proceeds from borrowings		10,100		—		5,326		—		15,426
Repayment of borrowings		(9,028)		—		(6,929)		—		(15,957)
Interest paid		(4,189)		(5,487)		(3,998)		8,690		(4,984)
Dividends paid		(7,038)		(4,434)		(382)		4,816		(7,038)
Proceeds from issuing shares		—		—		—		—		—
Other financing activities		34,314		5,118		(6,157)		(34,957)		(1,682)

Net cash flows (used in)/from financing activities		24,159		(4,803)		(12,140)		(21,451)		(14,235)

Net cash flows used from financing activities from discontinuing operations		—		—		(37)		—		(37)

Net (decrease) increase in cash and cash equivalents		9,709		120		(4,774)		—		5,055
Net (decrease) increase in cash and cash equivalents for discontinued operations		—		—		963		—		963
Initial balance of cash and cash equivalents		7,017		926		10,824		—		18,767
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		(197)		(20)		(841)		—		(1,058)

Ending balance of cash and cash equivalents	Ps.	16,529	Ps.	1,026	Ps.	6,172	Ps.	—	Ps.	23,727

	Parent		Combined Wholly- owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31, 2017
Cash flows from operating activities:
Income before income taxes for continuing op.	Ps.	(12,565)	Ps.	18,144	Ps.	(16,803)	Ps.	29	Ps.	(11,195)
Non-cash items		10,474		(4,564)		39,945		(29)		45,376
Changes in working capital		118		1,803		(9,566)		—		(7,645)

Net cash flows (used in)/from operating activities for continuing operations		(1,973)		15,383		13,126		—		26,536

Income before taxes for discontinued operations		—		—		1,265		—		1,265

Operationactivities for discontinued operations		—		—		5,435		—		5,435

Investing activities:
Acquisition and mergers, net of cash acquired		—		—		26		—		26
Deconsolidation of Venezuela		—		—		(170)		—		(170)
Interest received		4,753		1,693		1,471		(7,126)		791
Acquisition of long-lived assets, net		—		(2,646)		(6,746)		—		(9,392)
Acquisition of intangible assets and other investing activities		4,901		(995)		(7,461)		—		(3,555)
Investments in shares		(100)		(405)		305		(1,243)		(1,443)
Dividends received		3,187		—		33		(3,187)		33

Net cash flows (used in)/from investing activities for continuing operations		12,741		(2,353)		(12,542)		(11,556)		(13,710)

Net cash flows (used in)/from investing activities for discontinued operations		—		—		2,820		—		2,820

Financing activities:
Proceeds from borrowings		10,200		—		2,288		—		12,488
Repayment of borrowings		(9,926)		—		(3,183)		—		(13,109)
Interest paid		(5,169)		(4,740)		(1,775)		7,126		(4,558)
Dividends paid		(6,991)		(3,187)		(1)		3,187		(6,992)
Other financing activities		2,730		(5,293)		(881)		1,243		(2,201)
Proceeds from issuing shares		4,082		—		—		—		4,082

Net cash flows (used in)/from financing activities in continuing operations		(5,074)		(13,220)		(3,552)		11,556		(10,290)

Net cash flows (used in)/from financing activities		—		—		(485)		—		(485)

Net (decrease) increase in cash and cash equivalents		5,694		(190)		(2,968)		—		2,536
Net (decrease) increase in cash and cash equivalents for discontinued operations		—		—		9,035		—		9,035
Initial balance of cash and cash equivalents		1,106		1,119		8,251		—		10,476
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		217		(3)		(3,494)		—		(3,280)

Ending balance of cash and cash equivalents	Ps.	7,017	Ps.	926	Ps.	10,824	Ps.	—	Ps.	18,767

	Parent		Combined Wholly- owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31, 2016
Cash flows from operating activities:
Income before income taxes	Ps.	8,848	Ps.	18,461	Ps.	11,080	Ps.	(23,934)	Ps.	14,455

Non-cash items		(11,495)		(3,557)		8,429		23,934		17,311
Changes in working capital		(100)		(2,279)		3,059		—		680

Net cash flows (used in)/from operating activities for continuing operations		(2,747)		12,625		22,568		—		32,446

Investing activities:
Payment related to acquisition of Vonpar		—		—		(13,198)		—		(13,198)
Interest received		1,711		671		3,504		(5,171)		715
Acquisition of long-lived assets, net		—		(3,810)		(6,169)		—		(9,979)
Acquisition of intangible assets and other investing activities		(12,079)		(6,577)		16,271		—		(2,385)
Investments in shares		(707)		(1,021)		6,829		(7,169)		(2,068)
Dividends received		5,868		1		—		(5,869)		—

Net cash flows (used in)/from investing activities for continuing operations		(5,207)		(10,736)		7,237		(18,209)		(26,915)

Financing activities:
Proceeds from borrowings		4,236		—		4,026		(222)		8,040
Repayment of borrowings		(2,625)		—		(2,545)		222		(4,948)
Interest paid		(1,360)		(3,727)		(4,206)		5,171		(4,122)
Dividends paid		(6,944)		(5,868)		(70)		5,869		(7,013)
Increase in non-controlling interest		—		—		826		—		826
Other financing activities		3,024		8,005		(20,715)		7,169		(2,517)

Net cash flows (used in)/from financing activities in continuing operations		(3,669)		(1,590)		(22,684)		18,209		(9,734)

Net (decrease) increase in cash and cash equivalents		(11,623)		299		7,121		—		(4,203)
Initial balance of cash and cash equivalents		10,991		810		4,188		—		15,989
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		1,738		9		(3,057)		—		(1,310)

Ending balance of cash and cash equivalents	Ps.	1,106	Ps.	1,119	Ps.	8,251	Ps.	—	Ps.	10,476

Note 29. Subsequent Events

29.1 Debt

On January 14, 2019, The Company paid Ps. 4,700 corresponding to the bank loans contracted in Mexico as follows; Ps. 1,300 with BBVA Bancomer, Ps. 2,100 with Scotiabank and Ps. 1,300 with Citi Banamex.

29.2 Stock Split

As disclosed in Note 23 to the consolidated financial statements, on April 11th, 2019, the stock split was consummated and, pursuant to IAS 33 Earnings per Share, the basic and diluted earnings per share reported for all periods have been restated to show the transaction effects.

29.3 Cash dividend approval

On March 14, 2019, the Company’s Board of Directors approved the payment of a cash dividend in the equivalent amount of Ps.3.54 per units (As described in note 23), to be paid in two equal installments as of May 3, 2019 and November 1, 2019.