Form 20-F
period 2019-12-31
COCA COLA FEMSA SAB DE CV
filed 2020-04-17
CIK 910631

As filed with the Securities and Exchange Commission on April 17, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Jorge Alejandro Collazo Pereda

Calle Mario Pani No. 100,

Santa Fe Cuajimalpa,

Cuajimalpa de Morelos,

05348 Ciudad de México, México

(52-55) 1519-6179

kofmxinves@kof.com.mx

(Name, telephone, e-mail and/or facsimile number and

address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 10 units	KOF	New York Stock Exchange, Inc.
Units, each consisting of 3 Series B shares and 5 Series L shares, without par value	-	New York Stock Exchange, Inc. (not for trading, for listing purposes only)
Series B shares, without par value	-	New York Stock Exchange, Inc. (not for trading, for listing purposes only)
Series L shares, without par value	-	New York Stock Exchange, Inc. (not for trading, for listing purposes only)
2.750% Senior Notes due 2030	-	New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each class of capital or common stock as of December 31, 2019 was:

7,936,628,152    Series A shares, without par value

4,668,365,424    Series D shares, without par value

1,575,624,195    Series B shares, without par value

2,626,040,325    Series L shares, without par value

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

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.18.86 to US$1.00, the exchange rate for Mexican pesos on December 31, 2019, according to the U.S. Federal Reserve Board. On April 10, 2020, this exchange rate was Ps.23.42 to US$1.00.

To the extent that estimates are contained in this annual report, we believe such estimates, which are based on internal data, are reliable. Amounts in this annual report are rounded, and the totals may therefore not precisely equal the sum of the numbers presented.

Sources

Certain information contained in this annual report has been computed based upon statistics prepared by the local entities such as the Mexican National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía, or INEGI) and agencies in each country where we operate, the Federal Reserve Bank of New York, the U.S. Federal Reserve Board, the Mexican Central Bank (Banco de México), the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or the CNBV), and upon our estimates.

Forward-Looking Information

This annual report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views of future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to:

•	effects on our company from changes in our relationship with The Coca-Cola Company;
•	fluctuation in the prices of raw materials;
•	competition;
•	significant developments in Mexico, Central and South America;
•	fluctuation in currency exchange and interest rates;
3

•	our ability to implement our business expansion strategy, including our ability to successfully integrate mergers and acquisitions we have completed in recent years;
•	economic or political conditions or changes in our regulatory or legal environment, including the impact of existing laws and regulations, changes thereto or the imposition of new taxes, environmental, health, energy, foreign investment and/or antitrust laws or regulations impacting our business, activities and investments; and
•	natural disasters, health epidemics, pandemics and similar outbreaks, including the novel coronavirus COVID-19 (“COVID-19”) pandemic.

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

This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2019 and 2018 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2019, 2018 and 2017.

Pursuant to IFRS, the information in this annual report presents financial information in nominal terms and Mexican pesos. In the case of Argentina, on July 1, 2018 the economy satisfied the conditions to be treated as a hyperinflationary economy based on various economic factors, including that Argentina’s cumulative inflation over the three-year period prior to such date exceeded 100%, according to available indexes in the country. Effective as of January 1, 2018, we adjusted the financial information of our Argentine operations to recognize inflationary effects. Functional currency was converted to Mexican pesos for the periods ended December 31, 2019 and 2018 using the exchange rates at the end of such periods. See Note 3.4 to our consolidated financial statements. Our non-Mexican subsidiaries maintain their accounting records in their local currency and in accordance with accounting principles generally accepted in the country where they are located. For presentation in our consolidated financial statements, we adjust these accounting records into IFRS and report in Mexican pesos under these standards.

Effective as of December 31, 2017, we deconsolidated our operations in Venezuela and as a result began accounting for the results of operations of Coca-Cola FEMSA de Venezuela, S.A., or KOF Venezuela, as an investment under the fair value method pursuant to IFRS 9, Financial Instruments. Effective as of January 1, 2018, we no longer include the results of operations of KOF Venezuela in our consolidated financial statements. See Notes 3.3 and 27 to our consolidated financial statements.

Commencing on February 1, 2017, we started consolidating the financial results of Coca-Cola FEMSA Philippines, Inc., or KOF Philippines, in our financial statements. In August 2018, our subsidiary Controladora de Inversiones en Bebidas Refrescantes, S.L., or CIBR, notified The Coca-Cola Company of its decision to exercise its option to sell its 51.0% stake in KOF Philippines and, on December 13, 2018, CIBR completed this sale. As a result, KOF Philippines was classified as an asset held for sale commencing on August 31, 2018 and as a discontinued operation for the year ended December 31, 2018, and the corresponding results for 2017 were restated for comparative purposes. Commencing on January 1, 2018, we stopped accounting for KOF Philippines and, specifically our Asia division, as a separate reporting segment. The net gain derived from the sale of KOF Philippines, as well as KOF Philippines’ results of operations from January 1, 2018 through December 12, 2018 were recorded in our consolidated financial statements as part of our Mexico and Central America consolidated reporting segment. See Notes 5 and 27 to our consolidated financial statements.

Except when specifically indicated, information in this annual report on Form 20-F is presented as of December 31, 2019 and does not give effect to any transaction subsequent to that date.

4

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

	Year Ended December 31,
	2019(1)	2019(2)	2018(3)	2017(4)	2016(5)	2015
	(in millions of Mexican pesos or millions of U.S. dollars, except ratio, share and per share data)
Income Statement Data:
Total revenues	US$ 10,311	Ps. 194,471	Ps. 182,342	Ps. 183,256	Ps. 177,718	Ps. 152,360
Cost of goods sold	5,671	106,964	98,404	99,748	98,056	80,330
Gross profit	4,640	87,507	83,938	83,508	79,662	72,030
Administrative expenses	447	8,427	7,999	7,693	7,423	6,405
Selling expenses	2,764	52,110	49,925	50,351	48,039	41,879
Other income	100	1,890	569	1,542	1,281	620
Other expenses	232	4,380	2,450	32,899 (6)	5,093	2,368
Interest expenses	366	6,904	7,568	8,777	7,471	6,337
Interest income	65	1,230	1,004	791	715	414
Foreign exchange gain (loss), net	(17)	(330)	(277)	788	(1,792)	(1,459)
Gain (loss) on monetary position for subsidiaries in hyperinflationary economies	12	221	212	1,590	2,417	(33)
Market value gain (loss) on financial instruments	(15)	(288)	(314)	246	51	142
Income (loss) before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	976	18,409	17,190	(11,255)	14,308	14,725
Income taxes	299	5,648	5,260	4,184	3,928	4,551
Share in the (loss) profit of equity accounted investees, net of taxes	(7)	(131)	(226)	60	147	155
Net income (loss) for continuing operations	670	12,630	11,704	(15,379)	10,527	14,725
Net income (loss) for discontinued operations	—	—	3,366	3,725	—	—
Consolidated net income (loss)	670	12,630	15,070	(11,654)	10,527	10,329
Attributable to:
Equity holders of the parent for continuing operations	642	12,101	10,936	(16,058)	10,070	10,235
Equity holders of the parent for discontinued operations	—	—	2,975	3,256	—	—
Non-controlling interest for continuing operations	28	529	768	679	457	94
Non-controlling interest for discontinued operations	—	—	391	469	—	—
Consolidated net income (loss)	670	12,630	15,070	(11,654)	10,527	10,329
Ratio to Revenues (%)
Gross profit margin	45.0	45.0	46.0	45.6	44.8	47.3
Net income margin	6.5	6.5	8.3	(6.4)	5.9	6.8
5

	As of December 31,
	2019(1)	2019(2)	2018(3)	2017(4)		2016(5)	2015
	(in millions of Mexican pesos or millions of U.S. dollars, except ratio, share and per share data)
Balance Sheet Data:
Cash and cash equivalents	US$ 1,086	Ps. 20,491	Ps. 23,727	Ps. 18,767		Ps. 10,476	Ps. 15,989
Accounts receivable, net, inventories, recoverable taxes, other current financial assets and other current assets	1,925	36,305	33,763	36,890		34,977	26,243
Total current assets	3,011	56,796	57,490	55,657		45,453	42,232
Investments in other entities	517	9,751	10,518	12,540		22,357	17,873
Property, plant and equipment, net	3,244	61,187	61,942	75,827		65,288	50,532
Right-of-use assets	73	1,382
Intangible assets, net	5,941	112,050	116,804	124,243		123,964	90,754
Deferred tax assets, other non-current financial assets and other non-current assets	885	16,673	17,033	17,410		22,194	8,858
Total non-current assets	10,660	201,043	206,297	230,020		233,803	168,017
Total assets	13,671	257,839	263,787	285,677		279,256	210,249
Bank loans and notes payable	47	882	1,382	2,057		1,573	384
Current portion of non-current debt	562	10,603	10,222	10,114		1,479	3,086
Current portion of lease liabilities	26	483
Interest payable	23	439	497	487		520	411
Suppliers, accounts payable, taxes payable and other current financial liabilities	2,047	38,603	33,423	42,936		36,296	26,599
Total current liabilities	2,705	51,010	45,524	55,594		39,868	30,480
Bank loans and notes payable	3,101	58,492	70,201	71,189		85,857	63,260
Long-term lease liabilities	48	900
Post-employment and other non-current employee benefits, deferred tax liabilities, other non-current financial liabilities, provisions and other non-current liabilities	941	17,752	16,312	18,184		24,298	7,774
Total non-current liabilities	4,090	77,144	86,513	89,373		110,155	71,034
Total liabilities	6,795	128,154	132,037	144,967		150,023	101,514
Total equity	6,876	129,685	131,750	140,710		129,233	108,735
Equity attributable to equity holders of the parent	6,518	122,934	124,944	122,569	(7)	122,137	104,749
Non-controlling interest in consolidated subsidiaries	358	6,751	6,806	18,141		7,096	3,986
Total liabilities and equity	13,671	257,839	263,787	285,677		279,256	210,249
6

	As of December 31,
	2019(1)	2019(2)	2018(3)	2017(4)	2016(5)	2015
	(in millions of Mexican pesos or millions of U.S. dollars, except ratio, share and per share data)
Financial Ratios (%)
Current(8)	1.11	1.11	1.26	1.00	1.14	1.38
Leverage(9)	0.99	0.99	1.0	1.03	1.16	0.93
Capitalization(10)	0.37	0.37	0.41	0.39	0.41	0.39
Coverage(11)	5.51	5.51	4.22	4.20	4.80	3.92
Share Data(12)
A Shares	7,936,628,152	7,936,628,152	7,936,628,152	7,936,628,152	7,936,628,152	7,936,628,152
D Shares	4,668,365,424	4,668,365,424	4,668,365,424	4,668,365,424	4,668,365,424	4,668,365,424
B Shares	1,575,624,195	1,575,624,195	1,575,624,195	1,575,624,195	1,491,894,096	1,491,894,096
L Shares	2,626,040,325	2,626,040,325	2,626,040,325	2,626,040,325	2,486,490,160	2,486,490,160
Number of outstanding shares	16,806,658,096	16,806,658,096	16,806,658,096	16,806,658,096	16,583,377,832	16,583,377,832
Per Share Data(12)
Book Value(13)	0.39	7.31	7.43	7.29	7.37	6.32
Basic earnings (loss) per share from(14):
Continuing operations	0.04	0.72	0.65	(0.96)	0.61	0.62
Discontinued operations	—	—	0.18	0.19	—	—
Diluted earnings (loss) per share from(15):
Continuing operations	0.04	0.72	0.65	(0.96)	0.61	0.62
Discontinued operations	—	—	0.18	0.19	—	—
(1)	Translation to U.S. dollar amounts at an exchange rate of Ps.18.86 to US$1.00 solely for the convenience of the reader.
(2)	We adopted IFRS 16 on January 1, 2019 using the modified retrospective approach under which the comparable information is not restated. See Note 2.4.1 to our consolidated financial statements.
(3)	Includes results of Alimentos y Bebidas Atlantida, S.A., or ABASA, and Comercializadora y Productora de Bebidas Los Volcanes, S.A., or Los Volcanes, from May 2018 and of Montevideo Refrescos S.R.L., or Monresa, from July 2018. See “Item 4. Information on the Company—The Company—Corporate History.”
(4)	Our consolidated statements of income for 2017 were restated for comparative purposes, as a result of the sale of our equity participation in KOF Philippines. For further information see “Item 5. Operating and Financial Review and Prospects—General—Sale of Equity Participation in KOF Philippines.”
(5)	Includes results of Vonpar S.A., or Vonpar, from December 2016. See “Item 4. Information on the Company—The Company—Corporate History.”
(6)	See Note 20 to our consolidated financial statements.
(7)	See Note 3.3 to our consolidated financial statements.
(8)	Computed by dividing total current assets by total current liabilities.
(9)	Computed by dividing total liabilities by total equity.
(10)	Computed by adding current bank loans and notes payable, current portion of non-current debt and non-current bank loans and notes payable, and dividing such sum by the sum of total equity and non-current bank loans and notes payable.
(11)	Computed by dividing net cash flows from operating activities by the difference between interest expense and interest income.
(12)	Share data and per share data has been restated to give effect to the stock split described in “Item 4. Information on the Company—The Company—Capital Stock.”
(13)	Based on 16,806.7 million shares as of December 31, 2019, 2018 and 2017, and 16,583.4 million shares as of December 31, 2016 and 2015.
(14)	Computed on the basis of the weighted average number of shares outstanding during the period: 16,806.7 million in 2019 and 2018, 16,730.8 million in 2017, and 16,598.7 million in 2016, and 2015.
(15)	The diluted earnings per share calculation was computed on the basis of the diluted weighted average number of shares outstanding during the period: 16,806.7 million in 2019 and 2018, 16,730.8 million in 2017, 16,598.7 million in 2016 (which reflects the commitment to deliver Series L shares to the sellers of Vonpar, without changing the number of shares for 2016) and 16,583.4 million in 2015. For further information see Note 3.26 to our consolidated financial statements.
7

Dividends and Dividend Policy

The following table sets forth the nominal amount in Mexican pesos of dividends declared, paid and to be paid per share each year and the U.S. dollar amounts on a per share basis actually paid or to be paid to holders of American Depositary Shares, which we refer to as ADSs, on each of the respective payment dates.

Fiscal Year with Respect to which Dividend was Declared(1)	Date Dividend Paid or To Be Paid	Mexican Pesos per Share or Unit, as applicable (Nominal)(2)		U.S. Dollars per Share or Unit, as applicable(3)
2015	May 3, 2016	1.670		0.097
	November 1, 2016	1.680		0.089
2016	May 3, 2017	1.680		0.086
	November 1, 2017	1.670		0.087
2017	May 3, 2018	1.680		0.088
	November 1, 2018	1.670		0.083
2018	May 3, 2019	1.770	(4)	0.093
	November 1, 2019	1.770	(4)	0.093
2019	May 5, 2020	2.430	(5)	—	(5)(6)
	November 3, 2020	2.430	(5)	—	(5)(6)

(1)	The dividends declared for each fiscal year were divided into two payments.
(2)	Based on the number of shares outstanding at the time the dividend is paid.
(3)	Expressed in U.S. dollars using the applicable exchange rate when the dividend was paid.
(4)	Dividend declared prior to the eight-for-one stock split described in “Item 4. Information on the Company—The Company—Capital Stock.” As a result of the stock split, the dividend was Ps.0.4425 per share, or the amount of the dividend declared divided by eight.
(5)	Dividend declared per unit. The dividend was Ps.0.6075 per share, or the amount of the dividend declared divided by eight.
(6)	Because the dividend declared for the fiscal year 2019 has not been paid at the time of this annual report, the U.S. dollar per share amount has not been determined.

The declaration, amount and payment of dividends are subject to the approval by holders of a majority of our shares (except for our Series L shares, which do not grant the right to vote on the declaration, amount and payment of dividends); provided that, if the amount of dividends exceeds 20.0% of the preceding years’ consolidated net profits, the approval by holders of a majority of our Series D shares is also required. The declaration, amount and payment of dividends is also subject to and dependent generally upon the recommendation of our board of directors, and upon our results, financial condition, capital requirements, general business conditions and the requirements of Mexican law. Accordingly, our historical dividend payments are not necessarily indicative of future dividends. See “Item 10. Additional Information — Bylaws—Dividend Rights.”

At our general ordinary shareholders meeting of March 17, 2020, after conducting an analysis of our capital allocation strategy, cash flow generation and leverage profile, we approved an increase of 37.0% on the dividend payment for the fiscal year 2020 compared to the dividend payment for the fiscal year 2019, highlighting our commitment to total shareholder return.

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

Substantially all of our sales are derived from sales of Coca-Cola trademark beverages. We produce, market, sell and distribute Coca-Cola trademark beverages through standard bottler agreements in the territories where we operate, which we refer to as “our territories.” We are required to purchase concentrate for all Coca-Cola trademark beverages from affiliates of The Coca-Cola Company, which price may be unilaterally determined from time to time by The Coca-Cola Company in all such territories. We are also required to purchase sweeteners and other raw materials only from companies authorized by The Coca-Cola Company. Increases in the cost, disruption of supply or shortage of ingredients for concentrate could have an adverse effect on our business. See “Item 4. Information on the Company—The Company—Our Territories.”

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

Changes in consumer preferences and public concern about health-related and environmental issues could reduce demand for some of our products.

The non-alcoholic beverage industry is evolving mainly as a result of changes in consumer preferences and regulatory actions. There have been different plans and actions adopted in recent years by governmental authorities in some of the countries where we operate. These include increases in tax rates or the imposition of new taxes on the sale of certain beverages and other regulatory measures, such as restrictions on advertising for some of our products and additional regulations concerning the labeling or sale of our products. Moreover, researchers, health advocates and dietary guidelines encourage consumers to reduce their consumption of certain types of beverages sweetened with sugar and High Fructose Corn Syrup, or HFCS. In addition, concerns over the environmental impact of plastic may reduce the consumption of our products sold in plastic bottles or result in additional taxes that could adversely affect consumer demand. Increasing public concern about these issues, new or increased taxes, other regulatory measures or our failure to meet consumers’ preferences, could reduce demand for some of our products, which would adversely affect our business, financial condition, results of operations and prospects. See “Item 4. Information on the Company—The Company—Business Strategy.”

Changes in laws and regulations relating to beverage containers and packaging may adversely affect our business.

We currently offer nonrefillable and refillable containers across our territories, among other product presentations. Certain legislative and regulatory reforms have been proposed in some of the territories where we operate to restrict the sale of single-use plastics and similar legislation or regulations may be proposed or enacted in the future elsewhere. See “Item 4. Information on the Company—Regulation—Other Regulation.” Consumers’ increased concerns and changing attitudes about the solid waste streams and environmental responsibility and the related publicity could result in the adoption of such legislation or regulations. If these types of requirements are adopted and implemented on a large scale in any of our territories, they could affect our costs or require changes in our distribution model and packaging, which could reduce our net operating revenues and profitability.

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

We rely on networks, information systems and other technology, or “IT systems”, including the Internet and third-party hosted platforms and services, to support a variety of business processes and activities, including procurement and supply chain, manufacturing, distribution, invoicing and collection of payments and to store client and employee personal data. We use IT systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting and legal and tax requirements. Because IT systems are critical to many of our operating activities, our business may be impacted by system shutdowns, service disruptions or security breaches. In addition, such incidents could result in unauthorized disclosure of material confidential information or regulated individual personal data. We could be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and IT systems. Any severe damage, disruption or shutdown in our IT systems could have a material adverse effect on our business, financial condition, results of operations and prospects.

In order to address risks to our IT systems, we continue to make investments in personnel, technologies, cyber insurance and training of our personnel. We maintain an IT risk management program that is supervised by our senior management. Reports on such IT risk management program are presented to the Audit Committee of our board of directors on a quarterly basis. As part of this program, we have a cybersecurity framework, internal policies and cross-functional surveillance.

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

Although competitive conditions are different in each of our territories, we compete mainly in terms of price, packaging, effective promotional activities, access to retail outlets and sufficient shelf space, customer service, product innovation and product alternatives and the ability to identify and satisfy consumer preferences. See “Item 4. Information on the Company—The Company—Principal Competitors.” Lower pricing and activities by our competitors and changes in consumer preferences may have an adverse effect on our business, financial condition, results of operations and prospects.

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

We operate in multiple territories and are subject to complex regulatory frameworks with increased enforcement activities. We maintain a compliance program that is supervised by our senior management. Reports on such compliance program are presented to the Audit Committee of our board of directors on a semi-annual basis. Despite our internal governance and compliance processes, we may be subject to unexpected breaches by our employees, contractors or other agents to our code of ethics, anti-corruption policies and business conduct protocols, including instances of fraudulent behavior, corrupt practices and dishonesty by any of them. Our failure to comply with applicable laws and other standards could harm our reputation, subject us to substantial fines, sanctions or penalties and adversely affect our business. There is no assurance that we will be able to comply with changes in any laws and regulations within the timelines established by the relevant regulatory authorities.

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

Our operations have from time to time been and may continue to be subject to investigations and proceedings by antitrust authorities relating to alleged anticompetitive practices, as well as tax, consumer protection, environmental, labor and commercial matters. We cannot assure you that these investigations and proceedings will not have an adverse effect on our business, financial condition, results of operations and prospects. See “Item 8. Financial Information—Legal Proceedings.”

Weather conditions, natural disasters and public health crises may adversely affect our business, financial condition, results of operations and prospects.

Lower temperatures, higher rainfall, other adverse weather conditions such as hurricanes, natural disasters such as earthquakes and floods, and public health crises such as pandemics or epidemics may negatively impact consumer patterns, which may result in reduced sales of our beverage offerings. Additionally, such adverse weather conditions, natural disasters and public health crises may affect plant installed capacity, road infrastructure and points of sale in the territories where we operate and limit our ability to produce, sell and distribute our products, thus affecting our business, financial condition, results of operations and prospects.

The recent outbreak of COVID-19 has negatively affected global and regional economic conditions. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its duration, the full impact of COVID-19 on our business is unknown at this time and difficult to predict. Nevertheless, we expect that the imposition of measures and regulations in the territories where we operate aimed at containing the outbreak may have a negative impact on our full year financial and operating results. To date, these measures and regulations have included the direction to refrain from dining at restaurants, the cancellation of major sporting and entertainment events, material reduction in travel, the promotion of social distancing, the adoption of work-from-home policies and, in certain territories, compulsory lockdowns. Any prolonged outbreak of COVID-19 could result in the imposition of more restrictive measures in the territories in which we operate, further quarantines or closures, supply-chain disruptions, travel and transportation restrictions and/or import and export restrictions which could further adversely affect our business.

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

In addition, we are organized under the laws of Mexico and most of our directors, officers and controlling persons reside outside the United States, and all or a substantial portion of our assets and the assets of our directors, officers and controlling persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States on such persons or to enforce judgments against them in U.S. courts or in courts in jurisdictions outside of the United States, in each case, including in any action based on civil liabilities under the U.S. federal securities laws.

The enforceability against our directors, officers and controlling persons in Mexico in actions for enforcement of judgments of U.S. courts, and liabilities predicated solely upon the U.S. federal securities laws will be subject to certain requirements provided for in the Mexican Federal Civil Procedure Code and any applicable treaties. Some of the requirements may include personal service of process and that the judgments of U.S. courts are not against Mexican public policy. The Mexican Securities Market Law, which is considered Mexican public policy, provides that, in the event of actions derived from any breach of the duty of care and the duty of loyalty against our directors and officers, any remedy would be exclusively for the benefit of our company. Therefore, investors would not be directly entitled to any remedies under such actions.

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

We are a Mexican corporation and our Mexican operations are our single most important geographic territory. We also conduct an important part of our operations in Brazil. For the year ended December 31, 2019, approximately 78.6% of our total revenues were attributable to Mexico and Brazil. Our results are affected by the economic conditions in the countries where we conduct operations. Consumer demand and preferences, real prices and the costs of raw materials are heavily influenced by macroeconomic conditions, which vary by country and may not be correlated. In addition, adverse economic conditions may affect and reduce consumer per capita income, thereby adversely affecting consumer demand for our products as a result of a decrease in consumer purchasing power. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our business, financial condition, results of operations and prospects.

Some of the countries where we conduct operations are influenced by the U.S. economy. Deterioration in economic conditions in the U.S. economy may affect these economies. In particular, economic conditions in Mexico are correlated with economic conditions in the United States as a result of the North American Free Trade Agreement. On November 30, 2018, Mexico, Canada and the United States signed a new free trade agreement, the U.S.-Mexico-Canada Agreement, or USMCA. On June 19, 2019, Mexico became the first country to ratify the USMCA. On January 29, 2020, President Donald Trump signed the USMCA into U.S. law, and on March 13, 2020, the Canadian Parliament ratified it. The three countries are currently working on regulations related to the USMCA’s implementation, and the trade agreement will enter into force after such regulations are in place. Any adverse event affecting the relationship between Mexico and the United States, including the termination of any free trade agreement between these two countries, may have a significant adverse effect on the Mexican economy.

Our business may also be significantly affected by interest rates, inflation rates and exchange rates of the local currencies of the countries where we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, an increase in interest rates would increase the cost to us of variable rate funding (which, after giving effect to our swap contracts, and calculated by weighting each year’s outstanding debt balance mix, constituted approximately 12.4% of our total debt as of December 31, 2019), which would have an adverse effect on our financial position. A continued and prolonged increase in inflation rates in any of the countries where we operate may result in such country being categorized as a hyperinflationary economy for accounting purposes, which would change the manner in which we present and report financial information related to our operations in such country. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

Since July 1, 2018, Argentina’s economy has satisfied the conditions to be treated as a hyperinflationary economy based on various economic factors, including Argentina’s cumulative inflation over the past three-year period exceeding 100%, according to available indexes in the country. Continuing hyperinflation in Argentina may adversely affect our financial position and results of our operations.

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

In recent years, some of the governments in the countries where we operate have implemented and may continue to implement significant changes in laws, public policy or regulations that could affect the political and social conditions in these countries. Any such changes, and similar changes in other countries such as the U.S., may have an adverse effect on our business, results of operations, prospects and financial condition. Furthermore, national presidential and legislative elections took place in 2019 or are scheduled to take place in 2020 in several of the countries where we operated in 2019, including Argentina, Guatemala, Panama and Uruguay. We cannot assure you that political or social developments in the countries where we operate or elsewhere, such as the election of new administrations, changes in laws, public policy or regulations, political disagreements, civil disturbances and the rise in violence and perception of violence, over which we have no control, will not have a corresponding adverse effect on the local or global markets or on our business, financial condition, results of operations and prospects.

Item 4.	Information on the Company

The Company

Overview

We are the largest franchise bottler of Coca-Cola trademark beverages in the world in terms of volume. We operate in territories in the following countries:

•	Mexico—a substantial portion of central Mexico, the southeast and northeast of Mexico.
•	Guatemala.
•	Nicaragua.
•	Costa Rica.
•	Panama.
•	Colombia—most of the country.
•	Brazil—a major part of the states of São Paulo and Minas Gerais, the states of Parana, Santa Catarina and Mato Grosso do Sul and part of the states of Rio de Janeiro, Rio Grande do Sul and Goias.
•	Argentina—Buenos Aires and surrounding areas.
•	Uruguay.

We also operate in Venezuela through our investment in KOF Venezuela.

Our company was organized on October 30, 1991 as a stock corporation with variable capital (sociedad anónima de capital variable) under the laws of Mexico for a term of 99 years. On December 5, 2006, as required by amendments to the Mexican Securities Market Law, we became a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable). Our legal name is Coca-Cola FEMSA, S.A.B. de C.V. Our principal executive offices are located at Calle Mario Pani No. 100, Colonia Santa Fe Cuajimalpa, Alcaldía Cuajimalpa de Morelos, 05348, Ciudad de México, México. Our telephone number at this location is (52-55) 1519-5000. Our website is www.coca-colafemsa.com.

The following is an overview of our operations by consolidated reporting segment in 2019.

Operations by Consolidated Reporting Segment—Overview

Year Ended December 31, 2019

	Total Revenues		Gross Profit
	(in millions of Mexican pesos, except percentages)
Mexico and Central America(1)	Ps. 109,249	56.2%	Ps. 52,384	59.9%
South America(2)	85,222	43.8%	35,123	40.1%
Consolidated	194,471	100.0%	87,507	100.0%

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil, Argentina and Uruguay.

Corporate History

We are a subsidiary of FEMSA, a leading company that participates in the beverage industry through us, and in the beer industry as a shareholder of Heineken, a brewer with operations in over 70 countries. FEMSA also participates in the retail industry through FEMSA Comercio, which is comprised of (i) a proximity division operating OXXO, a small-format store chain, (ii) a health division which includes drugstores and related operations and (iii) a fuel division, which operates OXXO Gas, a chain of retail fuel service stations. Additionally, FEMSA, through its strategic businesses unit, provides logistics services, point-of-sale refrigeration solutions and plastics solutions to FEMSA’s business units and third-party clients. Through its business units, FEMSA has more than 295,000 employees in 12 countries.

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

In August 2012, we acquired, through Jugos del Valle, an indirect minority participation in Santa Clara Mercantil de Pachuca, S.A. de C.V., or Santa Clara, a producer of milk and value-added dairy products in Mexico.

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

In August 2013, we acquired Companhia Fluminense de Refrigerantes, or Companhia Fluminense, a franchise that operates in parts of the states of São Paulo, Minas Gerais and Rio de Janeiro in Brazil. As part of our acquisition of Companhia Fluminense, we also acquired an additional minority equity interest in Leão Alimentos.

In October 2013, we acquired Spaipa S.A. Industria Brasileira de Bebidas, or Spaipa, a Brazilian bottler with operations in the state of Parana and in parts of the state of São Paulo. As part of our acquisition of Spaipa, we increased our minority equity interest in Leão Alimentos and acquired a 50.0% stake in Fountain Água Mineral Ltda., a joint venture to develop water and non-carbonated beverages together with The Coca-Cola Company.

In 2016 and 2017, we entered into certain distribution agreements with Monster Energy Company to sell and distribute Monster trademark energy drinks in most of our territories. These agreements have a ten-year term and are automatically renewed for up to two five-year terms.

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

Business Strategy

We operate with a large geographic footprint in Latin America. To consolidate our position as a global leader in the beverage business, we continue to expand our robust portfolio of beverages, transforming and enhancing our operational capabilities, inspiring a cultural evolution, and embedding sustainability throughout our business to create economic, social and environmental value for all of our stakeholders.

Our view on sustainable development is a comprehensive part of our business strategy. We base our efforts in our ethics and values, focusing on (i) our people, (ii) our communities and (iii) our planet, and we take a responsible and disciplined approach to the use of resources and capital allocation.

To maximize growth and profitability and driven by our centers of excellence’s initiatives, we plan on continuing to execute the following key strategies: (i) accelerate revenue growth, (ii) increase our business scale and profitability across categories, (iii) continue our expansion through organic growth and strategic joint ventures, mergers and acquisitions, (iv) accelerate our end-to-end transformation through the digitization of our processes, (v) empower people to lead this transformation and (vi) create a leaner and more efficient organization focused on value creation.

We seek to accelerate our revenue growth through the introduction of new categories, products and presentations that better meet our consumers’ needs and preferences, while maintaining our core products and improving our profitability. To address our consumers’ diverse lifestyles, we have developed new products through innovation and have expanded the availability of low- and non-caloric beverages by reformulating and broadening our product portfolio to reduce added sugar and offering smaller presentations of our products. As of December 31, 2019, approximately 37.2% of our brands were low- or non-caloric beverages, and we continue to expand our product portfolio to offer more options to our consumers so they can satisfy their hydration and nutrition needs. See “—Our Products” and “—Packaging.” In addition, we inform our consumers through front labeling on the nutrient composition and caloric content of our beverages. We have been pioneers in the introduction of the Guideline Daily Amounts (GDA), and we perform responsible advertising practices and marketing. We voluntarily adhere to national and international codes of conduct in advertising and marketing, including communications targeted to minors who are developed based on the Responsible Marketing policies and Global School Beverage Guidelines of The Coca-Cola Company, achieving full compliance with all such codes and guidelines in all of the countries where we operate.

We view our relationship with The Coca-Cola Company as integral to our business, and together we have developed marketing strategies to better understand and address our consumer needs. See “—Marketing.”

Our Territories

The following map shows our territories, giving estimates in each case of the population to which we offer products and the number of retailers of our beverages as of December 31, 2019:

Our Products

We produce, market, sell and distribute Coca-Cola trademark beverages. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters and still beverages (including juice drinks, coffee, teas, milk, value-added dairy, sports drinks, energy drinks and plant-based drinks). In addition, we distribute and sell Heineken beer products in our Brazilian territories.

Our most important brand, Coca-Cola, together with its line of low-calorie products, accounted for 62.4%, 62.2% and 60.8% (excluding sales volume of KOF Philippines) of our total sales volume in 2019, 2018 and 2017, respectively.

The following table sets forth the trademarks of the main products we distributed in 2019:

Colas:

Coca-Cola

Coca-Cola Sin Azúcar

Coca-Cola Light

Flavored Sparkling Beverages:
Crush	Kuat	Schweppes
Fanta	Mundet	Sprite
Fresca	Quatro	Yoli

Still Beverages:
AdeS	FUZE Tea	Leão	Santa Clara
Cepita	Hi-C	Monster	Valle Fresh
Del Valle	Kapo	Powerade	Valle Frut

Water:
Alpina	Brisa	Dasani	Topo chico
Aquarius	Ciel	Manantial
Bonaqua	Crystal	Kin

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

	Sales Volume(1)		Transactions(1)
	2019	2018	2019	2018
	(Million of unit cases or millions of single units, except percentages)
Mexico	1,838.3	1,850.2	9,584.6	9,728.2
Central America(2)	236.9	214.7	1,945.0	1,779.3
Mexico & Central America	2,075.3	2,065.0	11,529.6	11,507.5
Growth	0.5%	2.3%	0.2%	2.5%
Colombia	265.5	271.4	1,967.9	2,060.3
Brazil(3)	846.5	787.4	5,726.2	5,125.4
Argentina	139.3	175.3	782.9	920.1
Uruguay (4)	42.4	22.7	214.0	112.4
South America	1,293.6	1,256.8	8,691.0	8,218.2
Growth(6)	2.9%	1.7%	5.8%	3.7%
Total	3,368.9	3,321.8	20,220.6	19,725.7
Growth(6)	1.4%	0.1%	2.5%	0.7%

The following table illustrates the multiple serving presentations and returnable packaging for sparkling beverages volume:

	Multiple Serving Presentations (1)		Returnable packaging (1)
	2019	2018	2019	2018
Mexico	66.2%	66.4%	38.0%	35.8%
Central America(2)	49.3%	52.1%	41.4%	43.7%
Colombia	74.6%	71.4%	31.3%	35.2%
Brazil(3)	79.3%	77.5%	18.5%	18.1%
Argentina	78.7%	80.3%	27.5%	25.9%
Uruguay(4)	81.5%	82.5%	23.6%	23.7%
Total	69.9%	69.6%	31.8%	31.0%

The following table illustrates our historical sales volume and number of transactions performance by category for each of our operations and our reporting segments for 2019 as compared to 2018:

	Year Ended December 31, 2019
	Sparkling	Stills	Water	Bulk	Total
Sales Volume Growth(1)
Mexico	(0.2)%	(1.7)%	(7.9)%	0.5%	(0.6)%
Central America(2)	11.8%	(0.9)%	8.4%	(4.1)%	10.3%
Mexico and Central America	1.2%	(1.6)%	(6.3)%	0.5%	0.5%
Colombia	(0.5)%	(17.4)%	(5.3)%	(2.4)%	(2.2)%
Brazil(3)	6.7%	17.1%	10.1%	6.5%	7.5%
Argentina	(21.0)%	(21.4)%	(18.0)%	(16.3)%	(20.6)%
Uruguay(4)	86.1%	9.5%	116.9%	—	87.1%
South America	3.2%	2.6%	2.2%	(2.3)%	2.9%
Total	2.0%	(0.2)%	(2.5)%	(0.2)%	1.4%

Number of Transactions Growth(1)
Mexico	(0.6)%	(4.4)%	(6.9)%	—	(1.5)%
Central America(2)	10.1%	(4.5)%	45.3%	—	9.3%
Mexico and Central America	1.0%	(4.5)%	(2.9)%	—	0.2%
Colombia	(1.8)%	(18.4)%	(8.2)%	—	(4.5)%
Brazil(3)	11.6%	11.6%	12.8%	—	11.7%
Argentina	(15.4)%	(16.9)%	(9.1)%	—	(14.9)%
Uruguay(4)	87.7%	208.6%	109.3%		90.4%
South America	6.7%	1.1%	2.4%	—	5.8%
Total	3.4%	(2.3)%	(0.1)%	—	2.5%

The following table illustrates our unit case mix by category for each of our operations and our consolidated reporting segments for 2019:

	Sparkling Beverages		Stills		Water(5)
	Years Ended December 31,
	2019	2018	2019	2018	2019	2018
Unit Case Mix by Category
Mexico	73.2%	72.9%	6.4%	6.5%	20.4%	20.6%
Central America(2)	86.1%	85.0%	8.6%	9.6%	5.3%	5.4%
Mexico and Central America	74.7%	74.2%	6.6%	6.8%	18.7%	19.1%
Colombia	77.8%	76.5%	5.5%	6.5%	16.7%	17.1%
Brazil(3)	86.8%	87.5%	6.1%	5.6%	7.1%	6.9%
Argentina	80.0%	80.4%	7.0%	7.1%	13.0%	12.6%
Uruguay(4)	91.1%	91.6%	0.9%	1.5%	8.0%	6.9%

South America	84.4%	84.2%	5.9%	5.9%	9.7%	9.9%
Total(1)	78.4%	78.0%	6.4%	6.5%	15.2%	15.6%

(1)	Our sales volume and number of transactions for 2018 exclude the sales volume and transactions of KOF Philippines and KOF Venezuela.
(2)	Includes sales volume and transactions from Guatemala (including the operations of ABASA and Los Volcanes from May 2018), Nicaragua, Costa Rica and Panama.
(3)	Excludes beer sales volume and transactions.
(4)	Includes sales volume and transactions of Monresa from July 2018.
(5)	Includes bulk water volume and transactions.
(6)	Our total sales volume and total number of transactions for 2017 included KOF Venezuela.

Seasonality

Sales of our products are seasonal in all of the countries where we operate, as our sales volumes generally increase during the summer of each country and during the year-end holiday season. In Mexico, Central America and Colombia, we typically achieve our highest sales during the months of April through August as well as during the year-end holidays in December. In Brazil, Uruguay and Argentina, our highest sales levels occur during the summer months of October through March, including the year-end holidays in December.

Marketing

We, in conjunction with The Coca-Cola Company, have developed a marketing strategy to promote the sale and consumption of our products. We rely extensively on advertising, sales promotions and retailer support programs to target the particular preferences of our consumers. Our consolidated marketing expenses in 2019 were Ps.6,748 million, net of Ps.2,274 million contributed by The Coca-Cola Company.

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

Product Sales and Distribution

The following table provides an overview of our distribution centers and the retailers to which we sold our products:

	As of December 31, 2019
	Mexico and Central America(1)	South America (2)
Distribution centers	196	72
Retailers	1,043,837	884,427

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil, Argentina and Uruguay.

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

We use several sales and distribution models depending on market, geographic conditions and the customer’s profile: (i) the pre-sale system, which separates the sales and delivery functions, permitting trucks to be loaded with the mix of products that retailers have previously ordered, thereby increasing both sales and distribution efficiency; (ii) the conventional truck route system, in which the person in charge of the delivery makes immediate sales from inventory available on the truck; (iii) sales through digital platforms to access technologically enabled customers; (iv) the telemarketing system, which could be combined with pre-sales visits; and (v) sales through third-party wholesalers and other distributors of our products.

As part of the pre-sale system, sales personnel also provide merchandising services during retailer visits, which we believe enhance the shopper experience at the point-of-sale. We believe that an adequate number of service visits to retailers and frequency of deliveries are essential elements in an effective selling and distribution system of our products.

As a result of the COVID-19 outbreak, we are reinforcing our presence in digital sales channels, such as food aggregators, digital platforms and telemarketing, in an effort to safeguard the health of our workforce and business partners. This reinforcement is aligned with our overall digitization and omnichannel strategies.

In 2019, no single customer accounted for more than 10.0% of our consolidated total sales.

Our distribution centers range from large warehousing facilities to small cross-docking facilities. In addition to our fleet of trucks, we distribute our products in certain locations through electric carts and hand-trucks in order to comply with local environmental and traffic regulations. In some of our territories, we rely on third parties to transport our finished products from our bottling plants to our distribution centers and, in some cases, directly to our customers.

Mexico. We contract with a subsidiary of FEMSA, Solistica, S.A. de C.V., for the transportation of finished products from our bottling plants to our distribution centers in Mexico. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” From the distribution centers, we distribute our finished products to retailers mainly through our own fleet of trucks. In designated areas in Mexico, third-party distributors deliver our products to retailers and consumers, allowing us to access these areas on a cost-effective basis.

In Mexico, we sell a majority of our beverages at small retail stores to consumers who may take the beverages for consumption at home or elsewhere. We also sell products through modern distribution channels, the “on-premise” consumption segment, home delivery, supermarkets and other locations. Modern distribution channels include large and organized chain retail outlets such as wholesale supermarkets, discount stores and convenience stores that sell fast-moving consumer goods, where retailers can buy large volumes of products from various producers. The “on-premise” consumption segment consists of sales through points-of-sale where products are consumed at the establishment from which they were purchased. This includes retailers such as restaurants and bars as well as stadiums, auditoriums and theaters.

Brazil. In Brazil, we distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors, while maintaining control over the selling activities. In designated zones in Brazil, third-party distributors purchase our products and resell them to retailers. In Brazil, we sell a majority of our beverages at small retail stores. We also sell products through modern distribution channels and “on-premise” consumption. The “on-premise” consumption segment consists of sales through points-of-sale where products are consumed at the establishment from which they were purchased. This includes retailers such as restaurants and bars as well as stadiums, auditoriums and theaters. Modern distribution channels in Brazil include large and organized chain retail outlets such as wholesale supermarkets and discount stores that sell fast-moving consumer goods.

Territories other than Mexico and Brazil. We distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors. In most of our territories, an important part of our total sales volume is sold through small retailers.

In the weeks leading up to the date of this report, a larger proportion of our sales have been made through modern distribution channels in all of our territories, as the imposition of measures and regulations aimed at containing the COVID-19 outbreak have tilted consumer preferences towards these channels.

Principal Competitors

We are leaders in the beverage market, being the largest franchise bottler of Coca-Cola trademarks in the world by sales volume. During 2019, we produced and sold 11.1 % of the Coca-Cola system’s volume worldwide.

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

Our principal competitors are local Pepsi bottlers and other bottlers and distributors of local beverage brands. We also face competition in many of our territories from producers of low price beverages, commonly referred to as “B brands.” A number of our competitors in Central America, Brazil, Argentina and Colombia offer beer in addition to sparkling beverages, still beverages and water, which may enable them to achieve distribution efficiencies.

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

Mexico and Central America. Our principal competitors in Mexico are bottlers of Pepsi products. We compete with Organización Cultiba, S.A.B. de C.V., a joint venture formed by Grupo Embotelladoras Unidas, S.A.B. de C.V., the former Pepsi bottler in central and southeast Mexico, a subsidiary of PepsiCo and Empresas Polar, S.A., a beer distributor and Pepsi bottler. Our main competition in the juice category in Mexico is Grupo Jumex. In the water category, our main competitor is Bonafont, a water brand owned by Danone. In addition, we compete with Cadbury Schweppes in sparkling beverages and with other local brands in our Mexican territories, as well as “B brand” producers, such as Ajemex, S.A. de C.V. (Big Cola bottler) and Consorcio AGA, S.A. de C.V. (Red Cola bottler), that offer various presentations of sparkling and still beverages.

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

South America. Our principal competitor in Colombia is Postobón, a local bottler (Manzana Postobón and Colombiana bottler). Postobón sells Pepsi products and is a vertically integrated producer, the owners of which hold other significant commercial and industrial interests in Colombia. We also compete with low-price producers, such as Ajecolombia S.A., the producers of Big Cola, which principally offer multiple serving size presentations in the sparkling and still beverage industry.

In Brazil, we compete against AmBev, a company that distributes Pepsi brands, local brands with flavors such as guarana, and proprietary beer brands. We also compete against “B brands” or “Tubainas,” which are small, local producers of low-cost sparkling beverages that represent a significant portion of the sparkling beverage market.

In Argentina, our main competitor is Buenos Aires Embotellador S.A. (BAESA), a Pepsi bottler, which is owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In the water category, Levité, a water brand owned by Danone, is our main competition. In addition, we compete with a number of competitors offering generic, low-priced sparkling beverages, as well as many other generic products and private label proprietary supermarket brands.

In Uruguay, our main competitor is Salus, a water brand owned by Danone. We also compete against Fábricas Nacionales de Cerveza S.A. (FNC), a Pepsi bottler and distributor that is partially owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In addition, we compete with low-priced regional producers, as well as many other generic and imported products.

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

In the past, The Coca-Cola Company has increased concentrate prices for Coca-Cola trademark beverages in some of the countries where we operate. For example, The Coca-Cola Company (i) gradually increased concentrate prices for certain Coca-Cola trademark beverages in Costa Rica and Panama beginning in 2014 and through 2018; (ii) gradually increased concentrate prices for flavored water in Mexico beginning in 2015 and through 2018; (iii) increased concentrate prices for certain Coca-Cola trademark beverages in Colombia in 2016 and 2017; and (iv) began to gradually increase concentrate prices for certain Coca-Cola trademark beverages in Mexico beginning in 2017 and through 2019. The Coca-Cola Company may continue to unilaterally increase concentrate prices in the future, and we may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the prices of our products or our results. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”

In addition to concentrate, we purchase sweeteners, carbon dioxide, PET resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Our bottler agreements provide that these materials may be purchased only from suppliers approved by The Coca-Cola Company. Prices for certain raw materials, including those used in the bottling of our products, mainly PET resin, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in or determined with reference to the U.S. dollar, and therefore local prices in a particular country may increase based on changes in the applicable exchange rates. Our most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global PET resin supply. The average price that we paid for PET resin in U.S. dollars in 2019 decreased 4.7% as compared to 2018 in all our territories. In addition, given that high currency volatility has affected and continues to affect most of our territories, the average price for PET resin in local currencies was lower in 2019 in Mexico, Colombia and Brazil and higher in Argentina. In 2019, we purchased certain raw materials in advance, implemented a price fixing strategy and entered into certain derivative transactions, which helped us capture opportunities with respect to raw material costs and currency exchange rates.

Under our agreements with The Coca-Cola Company, we may use raw or refined sugar and HFCS in our products. Sugar prices in all of the countries where we operate, other than Brazil, are subject to local regulations and other barriers to market entry that, in certain countries, often cause us to pay for sugar in excess of international market prices. In recent years, international sugar prices experienced significant volatility. Across our territories, our average price for sugar in U.S. dollars, taking into account our financial hedging activities, decreased by approximately 11.0% in 2019 as compared to 2018; however, the average price for sugar in local currency was higher in Argentina and Colombia.

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

We purchase all of our cans from Crown Envases México, S.A. de C.V., formerly known as Fábricas de Monterrey, S.A. de C.V., and Envases Universales de México, S.A.P.I. de C.V. We mainly purchase our glass bottles from Vitro America, S. de R.L. de C.V., FEVISA Industrial, S.A. de C.V., known as FEVISA, and Glass & Silice, S.A. de C.V.

We purchase sugar from, among other suppliers, PIASA, Beta San Miguel, S.A. de C.V. or Beta San Miguel, Ingenio La Gloria, S.A. and Impulsora Azucarera del Trópico, S.A. de C.V., all of them sugar cane producers. As of April 10, 2020, we held a 36.4% and 2.7% equity interest in PIASA and Beta San Miguel, respectively. We purchase HFCS from Ingredion México, S.A. de C.V. and Almidones Mexicanos, S.A. de C.V., known as Almex.

Sugar prices in Mexico are subject to local regulations and other barriers to market entry that often cause us to pay higher prices than those paid in the international market. As a result, prices in Mexico have no correlation to international market prices. In 2019, sugar prices in local currency in Mexico increased approximately 4.0% as compared to 2018.

In Central America, the majority of our raw materials such as glass and non-returnable plastic bottles are purchased from several local suppliers. We purchase our cans from Envases Universales Ball de Centroamérica, S.A. and Envases Universales de México, S.A.P.I. de C.V. Sugar is available from suppliers that represent several local producers. In Costa Rica, we acquire plastic non-returnable bottles from Alpla C.R. S.A., and in Nicaragua we acquire such plastic bottles from Alpla Nicaragua, S.A.

South America. In Colombia, we use sugar as a sweetener in all of our caloric beverages, which we buy from several domestic sources. Sugar prices in Colombia remained flat in U.S. dollars and increased 11.0% in local currency, as compared to 2018. We purchase non-returnable plastic bottles from Amcor Rigid Plastics de Colombia, S.A. and Envases de Tocancipa S.A.S. (affiliate of Envases Universales de México, S.A.P.I. de C.V.). We have historically purchased all of our non-returnable glass bottles from O-I Peldar and other global suppliers in the Middle East. We purchase all of our cans from Crown Envases México, S.A. de C.V. and Crown Colombiana, S.A. Grupo Ardila Lulle (owners of our competitor Postobón) owns a minority equity interest in certain of our suppliers, including O-I Peldar and Crown Colombiana, S.A.

In Brazil, we also use sugar as a sweetener in all of our caloric beverages. Sugar is available at local market prices, which historically have been similar to international prices. Sugar prices in Brazil decreased approximately 9.0% in U.S. dollars and 1.0% in local currency as compared to 2018. Taking into account our financial hedging activities, our sugar prices in Brazil decreased approximately 8.3% in U.S. dollars. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” We purchase non-returnable glass bottles, plastic bottles and cans from several domestic and international suppliers. We mainly purchase PET resin from local suppliers such as Indorama Ventures Polímeros S.A.

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

In Uruguay, we also use sugar as a sweetener in all of our caloric beverages, which is available at Brazil’s local market prices. Sugar prices in Uruguay decreased approximately 8.0% in U.S. dollars and increased 5.8% in local currency as compared to 2018. Our main supplier of sugar is Nardini Agroindustrial Ltda., which is based in Brazil. We purchase PET resin from several Asian suppliers, such as SFX – Jiangyin Xingyu New Material Co. Ltd. and India Reliance Industry (a joint venture with DAK Resinas Americas Mexico, S.A. de C.V.), and we purchase non-returnable plastic bottles from global PET converters, such as Cristalpet S.A. (affiliate of Envases Universales de México, S.A.P.I. de C.V.).

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

Price Controls

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries where we operate. Currently, there are no price controls on our products in any of the territories where we operate, except for voluntary price restraints in Argentina, where authorities directly supervise certain of our products sold through supermarkets as a measure to control inflation. Any changes to applicable law affecting prices could have an adverse effect on our business. See “Item 3. Key Information—Risk Factors—Risks Related to Our Company—Regulatory developments may adversely affect our business financial condition, results of operations and prospects.”

Taxation of Beverages

All the countries where we operate, except for Panama, impose value-added tax on the sale of sparkling beverages, with a rate of 16.0% in Mexico, 12.0% in Guatemala, 15.0% in Nicaragua, an average percentage of 15.9% in Costa Rica, 19.0% in Colombia, 21.0% in Argentina, 22.0% in Uruguay, and in Brazil 16.0% in the state of Parana, 17.0% in the states of Goias and Santa Catarina, 18.0% in the states of São Paulo, Minas Gerais and Rio de Janeiro, and 20.0% in the states of Mato Grosso do Sul and Rio Grande do Sul. The states of Rio de Janeiro, Minas Gerais and Parana also charge an additional 2.0% on sales as a contribution to a poverty eradication fund. In Brazil the value-added tax is grossed-up and added, along with federal sales tax, at the taxable basis. In addition, we are responsible for charging and collecting the value-added tax from each of our retailers in Brazil, based on average retail prices for each state where we operate, defined primarily through a survey conducted by the government of each state, which in 2019 represented to us an average taxation of approximately 17.6% over net sales.

Several of the countries where we operate impose excise or other taxes, as follows:

•	Mexico imposes an excise tax of Ps.1.2616 per liter on the production, sale and import of beverages with added sugar and HFCS as of January 1, 2020 (until December 31, 2019 the excise tax was Ps.1.17 per liter). This excise tax is applied only to the first sale, and we are responsible for charging and collecting it. The excise tax will be subject to annual increases based on the previous year’s inflation figures starting on January 1, 2021.
•	Guatemala imposes an excise tax of 0.18 cents in local currency (Ps.0.44 as of December 31, 2019) per liter of sparkling beverage.
•	Costa Rica imposes a specific tax on non-alcoholic carbonated bottled beverages based on the combination of packaging and flavor, currently assessed at 19.44 colones (Ps.0.64 as of December 31, 2019) per 250 ml, and an excise tax currently assessed at 6.783 colones (approximately Ps.0.22 as of December 31, 2019) per 250 ml.
•	Since January 1, 2020, Nicaragua imposes a 13.0% tax on beverages, except for water (before March 1, 2019, the excise tax was 9.0% and from March 1, 2019 to December 31, 2019 the excise tax was 11.0%), and municipalities impose a 1.0% tax on our Nicaraguan gross income.
•	Until November 17, 2019, Panama imposed an excise tax of 5.0% on carbonated beverages and imported non-carbonated beverages and a 10.0% selective consumption tax on syrups, powders and concentrate used to produce sugary drinks. On November 18, 2019, Panama replaced such excise tax with an excise tax of 7.0% on carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 ml, and a 10.0% tax on syrups, powders and concentrate used to produce sugary drinks. Since January 1, 2020, Panama imposes an excise tax of 5.0% on non-carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 ml, whether imported or produced locally. Beverages derived from dairy products, grains or cereals, nectars, fruit juices and vegetables with natural fruit concentrates are exempt from this tax.
•	Argentina imposes an excise tax of 8.7% on sparkling beverages containing less than 5.0% lemon juice or less than 10.0% fruit juice, and an excise tax of 4.2% on sparkling water and flavored sparkling beverages with 10.0% or more fruit juice, although this excise tax is not applicable to some of our products.

•	Brazil assesses an average production tax of approximately 4.2% and an average sales tax of approximately 12.1% over net sales. Except for sales to wholesalers, this production and sales taxes apply only to the first sale, and we are responsible for charging and collecting these taxes from each of our retailers. For sales to wholesalers, they are entitled to recover the sales tax and charge this tax again upon the resale of our products to retailers.
•	Colombia’s municipalities impose a sales tax that varies between 0.35% and 1.2% of net sales.
•	Uruguay imposes an excise tax of 19.0% on sparkling beverages, an excise tax of 12.0% on beverages containing less than 5.0% lemon juice or less than 10.0% fruit juice, and an excise tax of 8.0% on sparkling water and still water.

Tax Reforms

The Brazilian federal production tax rates and federal sales tax rates increased in 2017 and 2018 and remained flat in 2019. In early 2017, the Supreme Court decided that the value-added tax would not be used as the basis for calculating the federal sales tax, resulting in a reduction of the federal sales tax. The Brazilian tax authorities have appealed the Supreme Court’s decision and such appeal is in process. However, our Brazilian subsidiaries commenced legal proceedings to ascertain their ability to calculate federal sales tax without using the value-added tax as a basis, in accordance with the Supreme Court’s ruling, and obtained a final favorable resolution in 2019. In 2019, the federal production and sales taxes together resulted in an average of 16.3% tax over net sales.

In recent years, the excise tax rate on concentrate in Brazil has undergone recurrent temporary fluctuations. The excise tax rate was reduced from 20.0% to 4.0% from September 1, 2018 to December 31, 2018, was increased from 4.0% to 12.0% from January 1, 2019 to June 30, 2019, was reduced to 8.0% from July 1, 2019 to September 30, 2019 and was increased to 10.0% from October 1, 2019 to December 31, 2019. The excise tax rate was reduced to 4.0% from January 1, 2020 to May 31, 2020, will increase to 8.0% from June 1, 2020 to November 30, 2020 and will be reduced again to 4.0% on December 1, 2020. The tax credit that we may recognize in our Brazilian operations in connection with purchases of concentrate in the Manaus Free Trade Zone will be affected accordingly.

On January 1, 2018, a tax reform became effective in Argentina. This reform reduced the income tax rate from 35.0% to 30.0% for 2018 and 2019, and then to 25.0% for the following years. In addition, such reform imposed a new tax on dividends paid to non-resident stockholders and resident individuals at a rate of 7.0% for 2018 and 2019, and then to 13.0% for the following years. The tax reform decreased the sales tax rate in the province of Buenos Aires from 1.75% to 1.5% in 2018. However, the reform increased the sales tax rate in the City of Buenos Aires from 1.0% to 2.0% in 2018, and scheduled a reduction to 1.5% in 2019, to 1.0% in 2020, to 0.5% in 2021 and to 0.0% in 2022. Nonetheless, the Argentine government issued an executive decree with an order to maintain the sales taxes rate in the City of Buenos Aires at a rate of 1.5% through 2020, without ruling on whether the scheduled reductions for 2021 and 2022 will occur.

On December 23, 2019, Argentina enacted a new tax reform that became effective as of January 1, 2020. This reform maintained the income tax at a rate of 30.0% and the withholding tax on dividends paid to non-resident stockholders and resident individuals at a rate of 7.0% for two more years. In addition, beginning on January 1, 2020, taxpayers may deduct 100.0% of the negative or positive inflation adjustment annually, instead of deducting such inflation adjustment through a period of six years.

On January 1, 2019, the Mexican government eliminated the right to offset any tax credit against any payable tax (universal offset or compensación universal). Effective as of such date, tax credits were only offset against taxes of the same nature, and it is not possible to offset tax credits against taxes withheld to third parties.

On January 1, 2020, a tax reform became effective in Mexico. The most relevant changes are: (i) a limitation on taxpayers’ annual net interest expense deduction equal to 30.0% of the taxpayer’s adjusted taxable income (comparable to EBITDA), provided that (x) any interest expenses of a company below Ps.20 million (approximately US$1 million) are not subject to the rule and can therefore be deducted in their entirety and (y) any deductible interest that is not allowed to be deducted in a given year because of the 30.0% limit, may be carried forward for the subsequent 10 years; (ii) stringent rules to categorize certain foreign income and foreign subsidiaries that are subject to low levels of taxation as subject to Mexican income tax; (iii) an inflation-related increase in the excise tax applicable to the production, sale and import of beverages with added sugar and HFCS from Ps.1.17 to Ps.1.2616 per liter, which excise tax will be subject to an annual increase based on the previous year’s inflation figures starting on January 1, 2021; (iv) an expansion of the definition of “energy drink” to apply an excise tax of 25.0% on beverages that include a mix of caffeine and any other stimulants; and (v) a modification of the Mexican Federal Tax Code to (a) increase the number of events that may trigger the joint and several liability of partners, shareholders, directors, managers or any other person responsible for the management of a business, (b) add a new disclosure obligation of certain reportable transactions to tax authorities, and (c) increase the tax authorities’ discretion to limit tax benefits or attributes in situations where authorities believe the tax benefit, rather than a business reason or an alternative economic benefit, is the primary factor behind a transaction or legal structure.

On January 1, 2019, a new tax reform became effective in Colombia. This reform reduced the previous income tax rate of 33.0% for 2019 to 32.0% for 2020, to 31.0% for 2021 and to 30.0% for 2022. The minimum assumed income tax (renta presuntiva sobre el patrimonio) was also reduced from 3.5% for 2018 to 1.5% for 2019 and 2020, and to 0.0% for 2021. In addition, the thin capitalization ratio was adjusted from 3:1 to 2:1, and was modified to apply only to transactions between related parties. Commencing on January 1, 2019, value-added tax, which was applied only to the first sale in the supply chain prior to December 31, 2018, began to be applied and transferred throughout the entire supply chain, which in our case results in charging value-added tax on the sales price of our finished goods (applicable to our Colombian subsidiary located in the free trade zone). For companies located in free trade zones, the value-added tax is charged on the cost of imported raw materials of national and foreign origin, which we are able to credit against the value-added tax on the sales price of our products. The municipality sales tax is 50.0% deductible against payable income tax in 2019 and will be 100.0% deductible in 2020. Finally, the value-added tax paid on acquired fixed assets will be credited against income tax or the minimum assumed income tax. Additionally, this tax reform increased the tax rate on dividends paid to foreign individuals and non-resident entities from 5.0% to 7.5%. The tax reform also imposed a tax rate of 7.5% on dividends paid to Colombian companies. This tax is charged only on the first distribution of dividends from one Colombian corporate entity to another, and a credit resulting from the tax withholding is carried forward until a Colombian company makes a distribution to a shareholder that is an individual residing in Colombia or a non-resident individual or entity.

In October 2019, the Colombian courts declared the tax reform that became effective on January 1, 2019 unconstitutional. On December 27, 2019, the Colombian government enacted a new tax reform, which became effective on January 1, 2020. In general, the reform maintained the provisions introduced on the previous tax reform and included some additional changes, as follows: (i) the minimum assumed income tax rate (renta presuntiva sobre el patrimonio) was reduced from 1.5% to 0.5% for 2020 and reduced to 0.0% for the year 2021 and beyond; (ii) the tax rate on dividends paid to Colombian resident individuals was reduced from 15.0% to 10.0%; (iii) the tax rate on dividends paid to foreign individuals and non-resident entities was increased from 7.5% to 10.0%; (iv) the possibility to deduct 100.0% of the municipality sales tax against payable income tax was postponed to 2022; and (v) taxpayers were granted more flexibility to credit or recover the value-added tax of imported goods from free trade zones.

On July 1, 2019, a tax reform became effective in Costa Rica. This reform allowed tax credits on sales taxes to be recorded on goods, administrative services and general expenses. The value-added tax rate of 13.0% on services provided within Costa Rica now applies to both domestic and foreign service providers. Capital gains taxes are now imposed at a rate of 15.0% on sales of assets located in Costa Rica. New income tax withholding rates are now imposed on salaries and other employee benefits at the rates of 25.0% and 20.0%, depending on the salary bracket. Finally, a new thin capitalization rule provides that interest expenses paid to entities other than members of the Costa Rican financial system that exceed 20.0% of a company’s EBITDA are not deductible for income tax purposes.

Until November 17, 2019, Panama imposed an excise tax of 5.0% on carbonated beverages and imported non-carbonated beverages and a 10.0% selective consumption tax on syrups, powders and concentrate used to produce sugary drinks. On November 18, 2019, Panama replaced such excise tax with an excise tax of 7.0% on carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 ml, and a 10.0% tax on syrups, powders and concentrate used to produce sugary drinks. As of January 1, 2020, Panama imposes an excise tax of 5.0% on non-carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 ml, whether imported or produced locally. Beverages derived from dairy products, grains or cereals, nectars, fruit juices and vegetables with natural fruit concentrates are exempt from this tax. On March 1, 2019, a tax reform became effective in Nicaragua, increasing the excise tax for all beverages (except for water) from 9.0% to 11.0%; to 13.0% on January 1, 2020; and to 15.0% starting on January 1, 2021. Besides, starting on March 1, 2019, the minimum alternative income tax increased from 1.0% to 3.0%.

Water Supply

As a beverage bottler, efficient water management is essential to our business and our communities. As a result, we are committed to improve our overall water use ratio to 1.5 liters of water per liter of beverage produced by 2020. In 2019, we used 1.52 liters of water per liter of beverage produced. In addition, our goal is to reduce our water consumption and to return to the environment and our communities the same amount of water used to produce our beverages by 2020. All our bottling plants have their own or have contracted services for waste water treatment to ensure the quality of the waste water discharge.

In Mexico, we obtain water directly from wells pursuant to concessions obtained from the Mexican government for each bottling plant. Water use in Mexico is regulated primarily by the 1992 Water Law (Ley de Aguas Nacionales de 1992), as amended, and regulations issued thereunder, which created the National Water Commission (Comisión Nacional del Agua). The National Water Commission is in charge of overseeing the national system of water use. Under the 1992 Water Law, concessions for the use of a specific volume of ground or surface water generally run from five to fifty-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request concession terms be extended before the expiration of the same. The Mexican government may reduce the volume of ground or surface water granted for use by a concession by whatever volume of water that is not used by the concessionaire for two consecutive years, unless the concessionaire proves that the volume of water not used is because the concessionaire is saving water by an efficient use of it. Our concessions may be terminated if, among other things, we use more water than permitted or we fail to pay required concession-related fees and do not cure such situations in a timely manner. Although we have not undertaken independent studies to confirm the sufficiency of the existing groundwater supply, we believe that our existing concessions satisfy our current water requirements in Mexico.

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

In Brazil, we obtain water and mineral water from wells pursuant to concessions granted by the Brazilian government for each bottling plant. According to the Brazilian Constitution and the National Water Resources Policy, water is considered an asset of common use and can only be exploited for the national interest by Brazilians or companies formed under Brazilian law. Concessionaires and users can be held responsible for any damage to the environment. The exploitation and use of mineral water is regulated by the Code of Mining, Decree Law No. 227/67 (Código de Mineração), the Mineral Water Code, Decree Law No. 7841/1945 (Código de Águas Minerais), the National Water Resources Policy, Decree No. 24.643/1934 and Law No. 9433/97 and by regulations issued thereunder. The companies that exploit water are supervised by the National Mining Agency (Agência Nacional de Mineração —ANM) and the National Water Agency (Agência Nacional de Águas) in connection with federal health agencies, as well as state and municipal authorities. In the Jundiai, Marilia, Curitiba, Maringa, Porto Alegre, Antonio Carlos and Itabirito bottling plants, we do not exploit spring water.

In Colombia, in addition to natural spring water for Manantial, we obtain water directly from wells and from utility companies. We are required to have a specific concession to exploit water from natural sources. Water use in Colombia is regulated by Decree No. 1076 of 2015. In addition, Decree No. 303 of 2012 requires us to apply for water concessions and for authorization to discharge our water into public waterways. The Ministry of Environment and Sustainable Development and Regional Autonomous Corporations supervises companies that use water as a raw material for their businesses. Furthermore, in Colombia, Law No. 142 of 1994 provides that public sewer services are charged based on volume (usage). The Water and Sewerage Company of the City of Bogota has interpreted this rule to be the volume of water captured, and not the volume of water discharged by users.

In Argentina, a state water company provides water to our Alcorta bottling plant on a limited basis; however, we believe the authorized amount meets our requirements for this bottling plant. In our Monte Grande bottling plant in Argentina, we pump water from wells, in accordance with Law No. 25.688.

In Uruguay, we acquire water from the local water system, which is managed by the Organism of Sanitary Works (Obras Sanitarias del Estado). Additionally, we are required by the Uruguayan federal government to discharge all of our water excess to the sanitation system for recollection.

In Nicaragua, the use of water is regulated by the National Water Law (Ley General de Aguas Nacionales), and we obtain water directly from wells. In November 2017, we obtained a permit to increase our monthly amount of water used for production in Nicaragua and renewed our concession for the exploitation of wells for five more years, extending the expiration date to 2022. In Costa Rica, the use of water is regulated by the Water Law (Ley de Aguas). In both of these countries, we exploit water from wells granted to us through governmental concessions. In Guatemala, no license or permits are required to exploit water from the private wells in our own bottling plants. In Panama, we acquire water from a state water company, and the use of water is regulated by the Panama Use of Water Regulation (Reglamento de Uso de Aguas de Panamá).

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

During 2019, 70.7% of our total energy requirements were obtained from clean energy sources. Additionally, as part of our waste management strategies, in 2019, 23.7% of our PET resin packaging was comprised of recycled materials and we recycled 95.7% of the total waste generated.

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

In our Mexican operations, we established a partnership with The Coca-Cola Company and Alpla, our supplier of plastic bottles in Mexico, to create Industria Mexicana de Reciclaje (IMER), a PET recycling facility located in Toluca, Mexico. In 2019, this facility recycled 11,909 tons of PET resin. We have also continued contributing funds to ECOCE, A.C., a nationwide collector of containers and packaging materials. In 2019, ECOCE collected 56.0% of the total PET resin waste in Mexico.

All of our bottling plants located in Mexico have received a Certificate of Clean Industry (Certificado de Industria Limpia).

Our Central American operations are subject to several federal and state laws and regulations related to the protection of the environment and the disposal of hazardous and toxic materials, as well as water usage. Our Costa Rican operations have participated in a joint effort along with the local division of The Coca-Cola Company, Misión Planeta, for the collection and recycling of non-returnable plastic bottles. In Guatemala, we joined the Foundation for Water (Fundación para el Agua), through which we have direct participation in several projects related to the sustainable use of water. Our bottling plants in Central America are certified for ISO 14001.

Our Colombian operations are subject to several Colombian federal and state laws and regulations related to the protection of the environment and the disposal of treated water and hazardous materials. These laws include the control of atmospheric emissions, noise emissions, disposal of treated water and strict limitations on the use of chlorofluorocarbons. In addition, on February 6, 2012, Colombia promulgated Decree No. 303, which requires us to apply for an authorization to discharge our water into authorized waterways. We are engaged in nationwide reforestation programs and campaigns for the collection and recycling of glass and plastic bottles, among other programs with positive environmental impacts. We have also obtained and maintained the ISO 9001, ISO 14001, OHSAS 18001, FSSC 22000 and PAS 220 certifications for our bottling plants located in Medellin, Cali, Bogota, Barranquilla, Bucaramanga and La Calera, as recognition for the highest quality and food harmlessness in our production processes, which is evidence of our strict level of compliance with relevant Colombian regulations. Our bottling plant located in Tocancipa obtained the Leadership in Energy and Environmental Design (LEED 2009) certification in April 2017, as well as the ISO 9001, ISO 14001, OHSAS 18001, FSSC 22000 and PAS 220 certifications.

Our Brazilian operations are subject to several federal, state and municipal laws and regulations related to the protection of the environment. Among the most relevant laws and regulations are those dealing with the emission of toxic and hazardous gases and disposal of wastewater and solid waste, soil contamination by hazardous chemicals, which impose penalties, such as fines, facility closures and criminal charges depending upon the level of non-compliance.

Our bottling plant located in Jundiai has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by applicable law. This bottling plant has been certified for GAO-Q and GAO-E. In 2017, the Itabirito bottling plant was certified for ISO 9001 and the Leadership in Energy and Environmental Design, which is a globally recognized certification of sustainability achievement. In addition, the bottling plants of Jundiai, Mogi das Cruzes, Campo Grande, Marilia, Maringa, Curitiba and Bauru have been certified for (i) ISO 9001; (ii) ISO 14001 and; (iii) norm OHSAS 18001. The Jundiai, Campo Grande, Bauru, Marilia, Curitiba, Maringa, Porto Alegre, Antonio Carlos and Mogi das Cruzes bottling plants are certified in standard FSSC 22000. Mogi das Cruzes bottling plant has also obtained the ISO 50001 (Energy Management System) certification.

In May 2008, a municipal regulation of the City of São Paulo, implemented pursuant to Law 13.316/2002, came into effect requiring us to collect for recycling a specified annual percentage of plastic bottles made from PET resin sold in the City of São Paulo. Since May 2011, we are required to collect 90.0% of PET resin bottles sold. Currently, we are not able to collect the entire required volume of PET resin bottles we sell in the City of São Paulo. Since we do not meet the requirements of this regulation, which we believe to be more onerous than those imposed by the countries with the highest recycling standards, we could be fined and be subject to other sanctions, such as the suspension of operations in any of our bottling plants and/or distribution centers located in the City of São Paulo. In May 2008, when this law came into effect, we and other bottlers in the City of São Paulo, through the Brazilian Soft Drink and Non-Alcoholic Beverage Association, or ABIR (Associação Brasileira das Indústrias de Refrigerantes e de Bebidas Não-alcoólicas), filed a motion requesting a court to overturn this regulation due to the impossibility of compliance. In November 2009, in response to a request by a municipal authority to provide evidence of the destination of the PET resin bottles sold in São Paulo, we filed a motion presenting all of our recycling programs and requesting a more reasonable timeline to comply with the requirements imposed. In October 2010, the municipal authority of São Paulo levied a fine on our Brazilian operating subsidiary of 250,000 Brazilian reais (Ps.1.2 million as of December 31, 2019) on the grounds that the report submitted by our Brazilian operating subsidiary did not comply with the 75.0% proper disposal requirement for the period from May 2008 to May 2010. We filed, through an administrative procedure, an appeal against this fine, which was denied by the municipal authority in May 2013. This resolution by the municipal authority is final and not subject to appeal. However, in July 2012, the State Appellate Court of São Paulo rendered a decision on an interlocutory appeal filed on behalf of ABIR staying the requirement to pay the fines and other sanctions imposed on ABIR’s associated companies, including our Brazilian subsidiary, pending the final resolution of the appeal. We are still awaiting the final resolution of the appeal filed on behalf of ABIR. In November 2016, the municipal authority filed a tax enforcement claim against our Brazilian subsidiary in order to try to collect the fine imposed in October 2010. In February 2017, we filed a motion for a stay of execution against the collection of the fine based on the decision rendered by the State Appellate Court of São Paulo in July 2012. We cannot assure you that these measures will have the desired effect or that we will prevail in any judicial challenge that our Brazilian subsidiary may pursue.

In August 2010, Law No. 12.305/2010 was enacted, establishing the Brazilian National Solid Waste Policy to regulate the recycling and correct management of solid waste, which policy is regulated by Federal Decree No. 7.404/2010. The Brazilian National Solid Waste Policy is based on the principle of shared responsibility between the government, companies and consumers; it provides for the post-consumption return of products and requires public authorities to implement waste management programs. In order to comply with the Brazilian National Solid Waste Policy, in December 2012, an agreement proposal was created by almost 30 associations involved in the packaging sector, including ABIR in its capacity as representative for The Coca-Cola Company, our Brazilian subsidiary and other bottlers, and was provided to the Ministry of the Environment. The agreement proposed the creation of a “coalition” to implement systems for packaging waste reverse logistics. The proposal described strategies for sustainable development and the improvement of the management of solid waste to increase recycling rates and decrease incorrect disposal. The Ministry of Environment approved and signed this agreement in November 2015. Notwithstanding the signing of this agreement, in August 2016, the public prosecutor’s office of the state of São Paulo filed a class action against the parties that signed the agreement, challenging the validity of certain terms of the agreement and the effectiveness of the mandatory measures to be taken by the companies of the packaging sector to comply with the Brazilian National Solid Waste Policy. In addition, the public prosecutor’s office of the state of Mato Grosso do Sul filed several class actions against the parties that signed the agreement, requiring the payment of certain dues in exchange for the state’s provision of selective waste management services. Due to the large number of class actions involving the same parties, same cause of action and same pleas, a motion for resolution of repetitive claims was filed with the purpose of suspending all the class actions until the motion is resolved, and the competent court is appointed. ABIR and other associations are leading the defense.

Our Argentine operations are subject to federal and municipal laws and regulations relating to the protection of the environment. The most significant of these are regulations concerning waste management, which is regulated by federal Law 24.051 and Law 9111/78, and waste water discharge. Such regulations are enforced by the Ministry of Natural Resources and Sustainable Development (Secretaría de Ambiente y Desarrollo Sustentable) and the Provincial Organization for Sustainable Development (Organismo Provincial para el Desarrollo Sostenible) for the province of Buenos Aires. Our Alcorta bottling plant is in compliance with environmental standards and we have been, and continue to be, certified for ISO 14001:2004 for the bottling plants and operative units in Buenos Aires.

In Uruguay, we are subject to laws and regulations relating to the protection of the environment, including regulations concerning waste management and waste water discharge and disposal of hazardous and toxic materials, among others. We own a water treatment plant to reuse water in certain processes. We have established a program for recycling solid wastes and are currently certified for ISO 14001:2015 for our bottling plant in Montevideo and for our distribution center in Paysandú.

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

Other Regulations

In June 2014, the Brazilian government enacted Law No. 12,997 (Law of Motorcycle Drivers), which requires employers to pay a premium of 30.0% of the base salary to all employees that are required to drive a motorcycle to perform their job duties. This premium became enforceable in October 2014, when the related rules and regulations were issued by the Ministry of Labor and Employment. We believe that these rules and regulations (Decree No. 1.565/2014) were unduly issued because such Ministry did not comply with all the requirements of applicable law (Decree No. 1.127/2003). In November 2014, our Brazilian subsidiary, in conjunction with other bottlers of the Coca-Cola system in Brazil and through the ABIR, filed a claim before the Federal Court to stay the effects of such decree. ABIR’s associated companies, including our Brazilian subsidiary, were granted a preliminary injunction staying the effects of the decree and exempting us from paying the premium. The Ministry of Labor and Employment filed an interlocutory appeal against the preliminary injunction in order to restore the effects of Decree No. 1.565/2014. This interlocutory appeal was denied. In October 2016, a decision was rendered by the Federal Court declaring Decree No. 1.565/2014 to be null and void and requesting the Ministry of Labor and Employment to revise and reissue its regulations under Law No. 12,997. The Ministry of Labor and Employment, with the participation of all interested parties, is in the process of revising Decree No. 1.565/2014. Such revision has not concluded, therefore we cannot assure you that any changes made to Decree No. 1.565/2014 will not have an adverse effect on our business; however, we are currently not responsible for paying such 30.0% premium.

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

In November 2017, the Panamanian government enacted Law No. 75, which regulates the sale of food and beverages in public and private schools (from elementary school through high school). Law No. 75 prohibits the sale in schools of all sparkling beverages and certain still beverages with high amounts of sugar or calories. In addition, the Ministry of Education issued a decree with certain products that they recommend should be sold in schools; the products mentioned do not include sparkling beverages, teas and still beverages with high amounts of sugar. We cannot assure you that these restrictions or any further restrictions will not have an adverse impact on our results of operations.

In December 2017, the Argentine government enacted Law No. 27,401 (Corporate Criminal Liability Law), which introduced a criminal liability regime for corporate entities who engage in corruption and bribery with governmental agencies. The main purpose of this law is to make corporate entities liable for corruption and bribery carried out directly or indirectly by such corporate entity, either through its direct participation, on its behalf or to its benefit. Although we believe we are in compliance with this law, if we were found liable for any of these practices, this law could have an adverse effect on our business.

In August 2018, the Uruguayan government enacted Decree No. 272/018, which imposes an obligation to label certain food and beverage products that contain sodium, sugar, fats or saturated fats with health warnings. We began complying with these requirements on February 29, 2020, as dictated by the Decree.

In August 2018, the Brazilian government enacted Law No. 13,709/2018 (Personal Data Protection Law), which imposes control measures and other rights and obligations with respect to the processing of personal data by natural persons and legal entities, including by digital means. This law aims to create higher levels of certainty and transparency for data owners, containing obligations to display evidence of compliance and strict penalties for perpetrators who cause damage as a result of their violation of the law. Although this law is already enacted, we are not required to comply with it until August 2020.

In June 2019, the government of the state of Oaxaca, Mexico amended the Law for the Prevention and Management of Solid Waste (Ley para la Prevención y Gestión Integral de los Residuos Sólidos) to prohibit the use, sale and distribution of single-use PET bottles for water and all other beverages in the state of Oaxaca. As a result of this amendment, on July 30, 2019, two of our Mexican subsidiaries filed a legal recourse against the amended law that is still pending resolution.

In December 2019, the Costa Rican government enacted Law No. 233, which requires that companies who sell, distribute or produce plastic bottles made of single use plastics comply with at least one of the following obligations: (a) produce plastic bottles that contain a percentage of recycled resin (such percentage to be defined in a separate regulation not yet enacted), (b) implement a recycling or collection program of the plastic bottles sold by such company (such programs to be defined in a separate regulation not yet enacted), (c) participate in waste management programs appropriate to the relevant industry or product, (d) use or produce packaging or products that minimize the generation of solid waste, or (e) establish strategic partnerships with at least one municipality to improve its collection and waste management programs. Although this law is already enacted, we are not required to comply with it until December 2020.

In March 2020, the Mexican government amended the existing Official Mexican Standard (NOM-051), which regulates the labeling of prepackaged food and non-alcoholic beverages (“Products”), to introduce a new labeling system for Products sold in Mexico. The amended regulation sets forth that Products’ nutrition facts labels must include protein, sugar, added sugar, sodium, saturated fat and other fat contents per 100 grams or 100 milliliters. Nutrition facts labels must also include complementary nutritional information by means of octagonal seals, which shall apply to Products that exceed the NOM-051 parameters regarding recommended sugar, calorie, sodium, saturated fat and other fat contents, as well as warnings for any Products that contain caffeine or non-caloric sweeteners. Additionally, the amended regulation provides that any Product that contains non-caloric sweeteners, sugar, sodium, saturated fats and other fats shall not include any cartoon, animation, celebrity, athlete or any other feature that aims to promote or encourages the consumption of such Product by children. In accordance with the amended NOM-051, our entire portfolio (except for water) is required to comply with the new labeling guidelines by October 1, 2020. We are currently analyzing all the measures necessary to comply with the new NOM-051 within the required timeframe, including with regards to our containers and packaging suppliers’ capacity, among other technical difficulties. We cannot assure that these amendments will not have an adverse impact on our business and results of operations in Mexico.

In recent years, the Colombian government has enacted regulations addressing corporate policies for the prevention of money laundering and finance of terrorism, as well as cross-border anti-bribery programs. The regulations require the implementation of internal policies including know-your-counterparty procedures, anti-money laundering and finance of terrorism clauses in agreements and reporting of suspicious operations. The regulations also require companies’ anti-bribery programs to comply with basic requirements, such as performing due diligence in merger and acquisition transactions and including clauses regarding delivery of gifts, remuneration to contractors, political contributions, donations, whistleblowing channels and anti–corruption in agreements. The Colombian authorities conduct audits to ensure the effectiveness of these policies and compliance with relevant regulations, and may impose fines and penalties in the event these policies and regulations are not observed.

Bottler Agreements

Coca-Cola Bottler Agreements

Bottler agreements are the standard agreements that The Coca-Cola Company enters into with bottlers in each territory. Pursuant to our bottler agreements, we are authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas, and we are required to purchase concentrate for all Coca-Cola trademark beverages in all of our territories from affiliates of The Coca-Cola Company and sweeteners and other raw materials from companies authorized by The Coca-Cola Company.

These bottler agreements also provide that we will purchase our entire requirement of concentrate for Coca-Cola trademark beverages at prices, terms of payment and on other terms and conditions of supply as determined from time to time by The Coca-Cola Company at its sole discretion. Concentrate prices for Coca-Cola trademark beverages are determined as a percentage of the weighted average retail price in local currency, net of applicable taxes. Although the price multipliers used to calculate the cost of concentrate and the currency of payment, among other terms, are set by The Coca-Cola Company at its sole discretion, we set the price of products sold to customers at our discretion, subject to the applicability of price restraints imposed by authorities in certain territories. We have the exclusive right to distribute Coca-Cola trademark beverages for sale in our territories in authorized containers of the nature approved by the bottler agreements and currently used by our company. These containers include various configurations of cans and returnable and non-returnable bottles made of glass, aluminum and plastic as well as fountain containers.

The bottler agreements include an acknowledgment by us that The Coca-Cola Company is the sole owner of the trademarks that identify the Coca-Cola trademark beverages and of the formulas with which The Coca-Cola Company’s concentrates are made. Subject to our exclusive right to distribute Coca-Cola trademark beverages in our territories, The Coca-Cola Company reserves the right to import and export Coca-Cola trademark beverages to and from each of our territories. Our bottler agreements do not contain restrictions on The Coca-Cola Company’s ability to set the price of concentrates and do not impose minimum marketing obligations on The Coca-Cola Company. The prices at which we purchase concentrate under the bottler agreements may vary materially from the prices we have historically paid. However, under our bylaws and the shareholders agreement among The Coca-Cola Company and certain of its subsidiaries and certain of FEMSA’s subsidiaries, an adverse action by The Coca-Cola Company under any of the bottler agreements may result in a suspension of certain voting rights of the directors appointed by The Coca-Cola Company. This provides us with limited protection against The Coca-Cola Company’s ability to raise concentrate prices to the extent that such increase is deemed detrimental to us pursuant to such shareholders agreement and our bylaws. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.”

The Coca-Cola Company has the ability, at its sole discretion, to reformulate any of the Coca-Cola trademark beverages and to discontinue any of the Coca-Cola trademark beverages, subject to certain limitations, so long as all Coca-Cola trademark beverages are not discontinued. The Coca-Cola Company may also introduce new beverages in our territories in which case we have a right of first refusal with respect to the manufacturing, packaging, distribution and sale of such new beverages subject to the same obligations as then exist with respect to the Coca-Cola trademark beverages under the bottler agreements. The bottler agreements prohibit us from producing, bottling or handling beverages other than Coca-Cola trademark beverages, or other products or packages that would imitate, infringe upon, or cause confusion with the products, trade dress, containers or trademarks of The Coca-Cola Company, except with the consent of The Coca-Cola Company. The bottler agreements also prohibit us from acquiring or holding an interest in a party that engages in such restricted activities. The bottler agreements impose restrictions concerning the use of certain trademarks, authorized containers, packaging and labeling of The Coca-Cola Company so as to conform to policies approved by The Coca-Cola Company. In particular, we are obligated to:

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
35

•	maintain a sound financial capacity as may be reasonably necessary to assure performance by us and our subsidiaries of our obligations to The Coca-Cola Company; and
•	submit annually to The Coca-Cola Company our marketing, management, promotional and advertising plans for the ensuing year.

The Coca-Cola Company contributed a significant portion of our total marketing expenses in our territories during 2019 and has reiterated its intention to continue providing such support as part of our cooperation framework. Although we believe that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”

We have separate bottler agreements with The Coca-Cola Company for each of the territories where we operate, on substantially the same terms and conditions. These bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement.

As of the date of this report we had:

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

Description of Property, Plant and Equipment

As of December 31, 2019, we owned 49 bottling plants. By country, as of such date, we had 17 bottling plants and 5 secondary facilities for a total of 22 in Mexico, 7 in Central America, 7 in Colombia, 10 in Brazil, 2 in Argentina, and 1 in Uruguay. In 2018, we changed the criteria to account for bottling plants in Mexico to include small capacity bottling facilities mainly for bulk water. In addition, our investee KOF Venezuela owned 4 bottling plants as of December 31, 2018.

As of December 31, 2019, we operated 268 distribution centers, approximately 53.0% of which were in our Mexican territories. As of such date, we owned more than 79.9% of these distribution centers and leased the remainder. See “—The Company—Product Sales and Distribution.”

We maintain an “all-risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories, as well as losses due to business interruptions. The policy covers damages caused by natural disaster, including hurricane, hail, earthquake and damages caused by human acts, including explosion, fire, vandalism and riot; we also maintain a freight transport insurance policy that covers damages to goods in transit. In addition, we maintain a liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. We believe that our coverage is consistent with the coverage maintained by similar companies.

Certain factors may affect utilization levels of our bottling plants, such as seasonality of demand for our products, supply chain planning due to different geographies and different packaging capacities of our production lines. In particular, seasonality and peak months of demand for our products may lead us to have excess capacity during certain months in certain countries.

The table below summarizes installed capacity, average annual utilization and utilization during peak month of our bottling plants by country:

Bottling Plants Summary

As of December 31, 2019

Country	Installed Capacity (thousands of unit cases)	Average Annual Utilization(1)(2) (%)	Utilization in Peak Month(1) (%)
Mexico	2,858,533	63	78
Guatemala	105,000	79	86
Nicaragua	100,114	51	56
Costa Rica	89,447	53	62
Panama	72,241	46	61
Colombia	664,429	40	44
Brazil	1,518,682	63	72
Argentina	417,263	28	34
Uruguay	135,181	30	36

(1)	Calculated based on each bottling plant’s theoretical capacity assuming total available time in operation and without taking into account ordinary interruptions, such as planned downtime for preventive maintenance, repairs, sanitation, set-ups and changeovers for different flavors and presentations. Additional factors that affect utilization levels include seasonality of demand for our products, supply chain planning due to different geographies and different packaging capacities.
(2)	Annualized rate.
37

The table below summarizes our main bottling plants in terms of installed capacity, including their location and facility area:

Main Bottling Plant by Location

As of December 31, 2019

Country	Plant	Facility Area
		(thousands of sq. meters)
Mexico	Toluca, Estado de México	317
	León, Guanajuato	124
	Morelia, Michoacán	50
	Ixtacomitán, Tabasco	117
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	142
	La Pureza Altamira, Tamaulipas	300
	San Juan del Río, Querétaro	84

Guatemala	Guatemala City	46

Nicaragua	Managua	54

Costa Rica	Calle Blancos, San José	52

Panama	Panama City	29

Colombia	Barranquilla, Atlántico	37
	Bogotá, DC	105
	Tocancipá, Cundinamarca	298

Brazil	Jundiaí, São Paulo	191
	Marília, São Paulo	159
	Curitiba, Paraná	119
	Itabirito, Minas Gerais	320
	Porto Alegre, Rio Grande do Sul	196

Argentina	Alcorta, Buenos Aires	73

Uruguay	Montevideo, Montevideo	120

SIGNIFICANT SUBSIDIARIES

The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2019:

Name of Company	Jurisdiction of Incorporation	Percentage Owned	Description
Propimex, S. de R.L. de C.V.	Mexico	100.0%	Distributor of bottled beverages.
Controladora Interamericana de Bebidas, S. de R.L. de C.V.	Mexico	100.0%	Holding company of manufacturers and distributors of bottled beverages.
Spal Indústria Brasileira de Bebidas, S.A.	Brazil	96.1%	Manufacturer and distributor of bottled beverages.
Distribuidora y Manufacturera del Valle de México, S. de R.L. de C.V.	Mexico	100.0%	Manufacturer and distributor of bottled beverages.
Servicios Refresqueros del Golfo y Bajío, S. de R.L. de C.V.	Mexico	100.0%	Manufacturer and distributor of bottled beverages.

For further information regarding our investment in associates and joint ventures, see Note 10 to our consolidated financial statements.

Item 4.A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

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

Effects of Changes in Economic Conditions. Our results are affected by changes in economic conditions in Mexico, Brazil and in the other countries where we operate. For the year ended December 31, 2019, approximately 78.6% of our total revenues were attributable to Mexico and Brazil. Our results are affected by the economic conditions in the countries where we conduct operations. Some of these economies continue to be influenced by the U.S. economy, and therefore, deterioration in economic conditions in the U.S. economy may affect these economies. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our results and financial condition. Our business may also be significantly affected by the interest rates, inflation rates and exchange rates of the local currencies of the countries where we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. In addition, an increase in interest rates would increase the cost to us of variable rate funding, which would have an adverse effect on our financial position.

Outbreak of Novel Coronavirus COVID-19. As of the date of this report, the currencies of most of the countries where we operate have suffered significant depreciation with respect to the U.S. dollar, as compared to exchange rates on December 31, 2019. In addition, the measures and restrictions that have been put in place as a result of COVID-19 in the territories where we operate have had an impact on our business. We will continue to monitor the impact of the outbreak in our financial position, results of operations and cash flows.

Changes to the Accounting Method for our Venezuelan Operations. Effective as of December 31, 2017, we determined that deteriorating conditions in Venezuela had led us to no longer meet the accounting criteria to consolidate the results of operations of KOF Venezuela. As a result, we changed the method of accounting for the results of operations of KOF Venezuela from consolidation to fair value method. See Notes 3.3 and 10 to our consolidated financial statements.

We reported the results of operations of KOF Venezuela as a consolidated reporting segment for the periods ended December 31, 2017. Since January 1, 2018, we no longer include the results of operations of KOF Venezuela in our consolidated financial statements.

Treatment of Argentina as a Hyperinflationary Economy. On July 1, 2018, Argentina’s economy satisfied the conditions to be treated as a hyperinflationary economy based on various economic factors, including that Argentina’s cumulative inflation over the three-year period prior to such date exceeded 100%, according to available indexes in the country. Effective as of January 1, 2018, we adjusted the financial information of our Argentine operations to recognize inflationary effects and functional currency was converted to Mexican pesos for the periods ended December 31, 2019 and 2018 using the exchange rates at the end of such periods. See Note 3.4 to our consolidated financial statements.

Sale of Equity Participation in KOF Philippines. In August 2018, our subsidiary, CIBR, notified The Coca-Cola Company of its decision to exercise its option to sell its 51.0% stake in KOF Philippines and, on December 13, 2018, CIBR completed this sale. As a result, KOF Philippines was classified as an asset held for sale commencing on August 31, 2018 and as a discontinued operation for the year ended December 31, 2018, and the corresponding results for 2017 were restated for comparative purposes. Commencing on January 1, 2018, we stopped accounting for KOF Philippines and, specifically our Asia division, as a separate reporting segment. The net gain derived from the sale of KOF Philippines, as well as KOF Philippines’ results of operations from January 1, 2018 through December 12, 2018 were recorded in our consolidated financial statements as part of our Mexico and Central America consolidated reporting segment. See Notes 5 and 27 to our consolidated financial statements.

Recent Developments Relating to Our Indebtedness.

In August 2019, we entered into certain bank loans in Mexican pesos for an aggregate principal amount of Ps.9,400 million. Additionally, during 2019 we entered into certain bank loans in Uruguayan, Colombian and Argentine pesos for an aggregate principal amount of Ps.1,471 million.

In 2019, we prepaid (i) certain bank loans in Mexican pesos for an aggregate amount of Ps.10,100 million and (ii) certain bank loans in U.S. dollars for an aggregate amount of US$205 million.

In December 2019, the three-year promissory note related to the acquisition of Vonpar matured and was repaid in full in cash.

In January 2020, we issued US$1,250 million aggregate principal amount of 2.750% senior notes due January 22, 2030. The net proceeds from the sale of such notes were used to repay and redeem in full our 3.875% Notes due 2023, and the remaining net proceeds were used for general corporate purposes.

In February 2020, we issued (i) Ps.3,000 million aggregate principal amount of 8-year fixed rate certificados bursátiles bearing an annual interest rate of 7.35% and due January 2028, and (ii) Ps.1,727 million aggregate principal amount of 5.5-year floating rate certificados bursátiles, priced at 28-day Tasa de Interés Interbancaria de Equilibrio (Equilibrium Interbank Interest Rate, or TIIE) plus 0.08% and due August 2025.

Our 4.625% Notes due 2020 matured and were repaid in full on February 15, 2020.

In March 2020, we entered into certain short-term bank loans in Mexican pesos for an aggregate principal amount of Ps.10,000 million.

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

New Accounting Pronouncements

For a description of the new IFRS and amendments to IFRS adopted during 2019, see Note 2.4 to our consolidated financial statements. In addition, for a description of the recently issued accounting standards effective in 2020, see Note 28 to our consolidated financial statements.

Results

The following table sets forth our consolidated income statements for the years ended December 31 2019, 2018 and 2017.

	Year Ended December 31,
	2019(1)	2019(2)	2018(3)	2017(4)
	(in millions of Mexican pesos or millions of U.S. dollars, except per share data)
Revenues:
Net sales	US$ 10,198	Ps. 192,342	Ps. 181,823	Ps. 182,850
Other operating revenues	113	2,129	519	406
Total revenues	10,311	194,471	182,342	183,256
Cost of goods sold	5,671	106,964	98,404	99,748
Gross profit	4,640	87,507	83,938	83,508
Costs and expenses:
Administrative expenses	447	8,427	7,999	7,693
Selling expenses	2,764	52,110	49,925	50,351
Other income	100	1,890	569	1,542
Other expenses	232	4,380	2,450	32,899 (5)
Interest expenses	366	6,904	7,568	8,777
Interest income	65	1,230	1,004	791
Foreign exchange gain (loss), net	(17)	(330)	(277)	788
Gain on monetary position for subsidiaries in hyperinflationary economies	12	221	212	1,590
Market value gain (loss) on financial instruments	(15)	(288)	(314)	246
Income (loss) before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	976	18,409	17,190	(11,255)
Income taxes	299	5,648	5,260	4,184
Share in the (loss) profit of equity accounted investees, net of taxes	(7)	(131)	(226)	60
Net income (loss) for continuing operations	670	12,630	11,704	(15,379)
Net income (loss) for discontinued operations	—	—	3,366	3,725

	Year Ended December 31,
	2019(1)	2019(2)	2018(3)	2017(4)
	(in millions of Mexican pesos or millions of U.S. dollars, except per share data)
Consolidated net income (loss)	670	12,630	15,070	(11,654)
Attributable to:
Equity holders of the parent for continuing operations	642	12,101	10,936	(16,058)
Equity holders of the parent for discontinued operations	—	—	2,975	3,256
Non-controlling interest for continuing operations	28	529	768	679
Non-controlling interest for discontinued operations	—	—	391	469
Consolidated net income (loss)	670	12,630	15,070	(11,654)
Per share data(6):
Basic earnings (loss) per share from(7):
Continuing operations	0.04	0.72	0.65	(0.96)
Discontinued operations	—	—	0.18	0.19
Diluted earnings (loss) per share from(8):
Continuing operations	0.04	0.72	0.65	(0.96)
Discontinued operations	—	—	0.18	0.19

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps.18.86 to US$1.00 solely for the convenience of the reader.
(2)	We adopted IFRS 16 on January 1, 2019 using the modified retrospective approach under which the comparable information is not restated. See Note 2.4.1 to our consolidated financial statements.
(3)	Includes results of ABASA and Los Volcanes from May 2018 and Monresa from July 2018. See “Item 4. Information on the Company—The Company—Corporate History.”
(4)	Our consolidated statements of income for 2017 were restated for comparative purposes, as a result of the sale of our equity participation in KOF Philippines. For further information see “—General—Sale of Equity Participation in KOF Philippines.”
41

(5)	See Note 20 to our consolidated financial statements.
(6)	Per share data has been restated to give effect to the Stock Split.
(7)	Computed on the basis of the weighted average number of shares outstanding during the period: 16,806.7 million in 2019, 16,806.7 million in 2018, and 16,730.8 million in 2017.
(8)	The diluted earnings per share calculation was computed on the basis of the diluted weighted average number of shares outstanding during the period: 16,806.7 million in 2019, 16,806.7 million in 2018 and 16,730.8 million in 2017. For further information see Note 3.26 to our consolidated financial statements.

Operations by Consolidated Reporting Segment

The following table sets forth certain financial information for each of our consolidated reporting segments for the years ended December 31, 2019, 2018 and 2017. See Note 27 to our consolidated financial statements for additional information about all of our consolidated reporting segments.

	Year Ended December 31,
	2019	2018	2017
	(in millions of Mexican pesos)
Total revenues
Mexico and Central America(1)	109,249	100,162	92,643
South America(2)	85,222	82,180	86,608
Venezuela(3)	—	—	4,005
Gross profit
Mexico and Central America(1)	52,384	48,162	45,106
South America(2)	35,123	35,776	37,756
Venezuela(3)	—	—	646

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama. Includes results of ABASA and Los Volcanes from May 2018.
(2)	Includes Colombia, Brazil, Argentina and Uruguay. Includes results of Monresa from July 2018.
(3)	We stopped consolidating our Venezuelan operations commencing on January 1, 2018.

Results for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Consolidated Results

The comparability of our financial and operating performance in 2019 as compared to 2018 was affected by the following factors: (1) the ongoing integration of mergers and acquisitions, completed in recent years, specifically the acquisitions in Guatemala and Uruguay in April and June 2018, respectively; (2) translation effects from fluctuations in exchange rates; and (3) our results in Argentina, which effective as of January 1, 2018 has been considered a hyperinflationary economy. For the convenience of the reader, we have included a discussion of the financial information below on a comparable basis, not giving effect to these factors. To translate the full-year results of Argentina for the years ended December 31, 2019 and 2018, we used the exchange rate at December 31, 2019 of 59.89 Argentine pesos per U.S. dollar and the exchange rate at December 31, 2018 of 37.70 Argentine pesos per U.S. dollar, respectively. The depreciation of the exchange rate of the Argentine peso at December 31, 2019, as compared to the exchange rate at December 31, 2018, was 58.9%. In addition, the average depreciation of currencies used in our main operations relative to the U.S. dollar in 2019, as compared to 2018, were: 0.1% for the Mexican peso, 7.9% for the Brazilian real, and 11.0% for the Colombian peso.

Total Revenues. Our consolidated total revenues increased by 6.7% to Ps.194,471 million in 2019, mainly as a result of price increases aligned with or above inflation, volume growth in key territories, and the consolidation of our acquisitions of ABASA, Los Volcanes in Guatemala and Monresa in Uruguay. These effects were partially offset by the depreciation of the Argentine peso, the Brazilian real and the Colombian peso, in each case as compared to the Mexican peso. This figure includes other operating revenues related to an entitlement to reclaim tax payments in Brazil. See Note 25.2.1 to our consolidated financial statements. On a comparable basis, total revenues would have increased by 10.8% in 2019 as compared to 2018, mainly as a result of an increase in the average price per unit case across our operations and volume growth in Brazil and Central America.

Total sales volume increased by 1.4% to 3,368.9 million unit cases in 2019 as compared to 2018. On a comparable basis, total sales volume would have increased by 1.4% in 2019 as compared to 2018.

•	In 2019, sales volume of our sparkling beverage portfolio increased by 2.0%, sales volume of our colas portfolio increased by 1.9%, and sales volume of our flavored sparkling beverage portfolio increased by 2.5%, in each case as compared to 2018. On a comparable basis, sales volume of our sparkling beverage portfolio would have increased by 1.8% in 2019 as compared to 2018, driven by growth in Brazil, Central America and flat performance in Mexico. Sales volume of our colas portfolio would have increased by 1.6% in 2019 as compared to 2018, mainly due to growth in Brazil, Central America and flat performance in Mexico, and sales volume of our flavored sparkling beverages portfolio would have increased by 2.8% in 2019 as compared to 2018.
42

•	Sales volume of our still beverage portfolio remained flat in 2019 as compared to 2018. On a comparable basis, sales volume of our still beverage portfolio would have increased by 0.9% in 2019 as compared to 2018, driven by volume growth in Brazil.
•	Sales volume of our bottled water category, excluding bulk water, decreased by 2.5% in 2019 as compared to 2018. On a comparable basis, sales volume of our water portfolio would have decreased by 2.2% in 2019 as compared to 2018, driven by volume growth in Brazil and Central America, offset by a volume contraction in the rest of our territories.
•	Sales volume of our bulk water category remained flat in 2019 as compared to 2018. On a comparable basis, sales volume of our bulk water portfolio would have increased by 0.5% in 2019 as compared to 2018, mainly as a result of volume growth in Brazil and Mexico, partially offset by volume contraction in Colombia and Central America.

Consolidated average price per unit case increased by 3.7% to Ps.52.46 in 2019, as compared to Ps.50.57 in 2018, mainly as a result of price increases aligned with or above inflation, partially offset by the negative translation effect resulting from the depreciation of most of our operating currencies relative to the Mexican peso. On a comparable basis, average price per unit case would have increased by 7.8% in 2019 as compared to 2018, driven by average price per unit case increases aligned with or above inflation in key territories.

Gross Profit. Our gross profit increased by 4.3% to Ps.87,507 million in 2019 as compared to 2018; with a gross margin decline of 100 basis points to reach 45.0% in 2019 as compared to 2018. On a comparable basis, our gross profit would have increased by 8.0% in 2019 as compared to 2018. Our pricing initiatives, together with lower PET resin costs and stable sweetener prices in most of our operations, were offset by higher concentrate costs in Mexico, higher concentrate costs in Brazil due to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, coupled with our decision to suspend such tax credits, and the depreciation in the average exchange rate of most of our operating currencies as applied to U.S. dollar-denominated raw material costs.

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

Administrative and Selling Expenses. Our administrative and selling expenses increased by 4.5% to Ps.60,537 million in 2019 as compared to 2018. Our administrative and selling expenses as a percentage of total revenues decreased by 70 basis points to 31.1% in 2019 as compared to 2018, mainly as a result of operating expense efficiencies, which were partially offset by an increase in labor, freight and maintenance expenses. In 2019, we continued investing across our territories to support marketplace execution, increase our cooler coverage, and bolster our returnable presentation base.

Other Expenses Net. We recorded other expenses net of Ps.2,490 million in 2019 as compared to Ps.1,881 million in 2018, which increase was mainly as a result of severance payments related to the implementation of our efficiency program to create a leaner and more agile organization, which was partially offset by the tax actualization effect of tax reclaim proceeds received in Brazil. Our non-operating expenses net in 2019 were mainly comprised of an impairment of Ps.948 million of our investment in Compañía Panameña de Bebidas, S.A.P.I. de C.V., or Compañía Panameña de Bebidas, along with provisions related to contingencies in Brazil. For more information, see Note 10 to our consolidated financial statements.

Comprehensive Financing Result. The term “comprehensive financing result” refers to the combined financial effects of net interest expenses, net financial foreign exchange gains or losses, and net gains or losses on the monetary position of hyperinflationary countries where we operate. Net financial foreign exchange gains or losses represent the impact of changes in foreign exchange rates on financial assets or liabilities denominated in currencies other than local currencies, and certain gains or losses resulting from derivative financial instruments. A financial foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred and the date it is repaid, as the appreciation of the foreign currency results in an increase in the amount of local currency, which must be exchanged to repay the specified amount of the foreign currency liability.

Comprehensive financing result in 2019 recorded an expense of Ps.6,071 million as compared to an expense of Ps.6,943 million in 2018. This 12.6% decrease was mainly driven by a reduction in our interest expense, net, due to a reduction of debt during the year, and a reduction in other financial expenses.

43

Income Taxes. In 2019, our effective income tax rate was 30.7%, reaching Ps.5,648 million in 2019, as compared to Ps.5,260 million in 2018. Our effective income tax rate remained stable in 2019 as compared to 2018, as the non-deductible charge related to the impairment of our investment in Compañía Panameña de Bebidas was partially offset by the increase in profits arising from our Mexican operations, coupled with certain tax efficiencies across our operations. For more information, see Note 25 to our consolidated financial statements.

Share in the (Loss) Profit of Equity Accounted Investees, Net of Taxes. In 2019, we recorded a loss of Ps.131 million in the share in the profit (loss) of equity accounted investees, net of taxes, mainly due to a loss in our investment in Compañía Panameña de Bebidas, which was partially offset by gains in our Jugos Del Valle joint venture and our non-carbonated beverages joint ventures in Brazil.

Net Income (Equity holders of the parent). We reported a net controlling interest income of Ps.12,101 million in 2019, as compared to a Ps.13,911 million in 2018. This 13.0% decrease was mainly driven by the results of discontinued operations related to the sale of KOF Philippines, and an impairment of Ps.948 million in our investment in Compañía Panameña de Bebidas discussed above.

Results by Consolidated Reporting Segment

Mexico and Central America

Total Revenues. Total revenues in our Mexico and Central America consolidated reporting segment increased by 9.1% to Ps.109,249 million in 2019 as compared to 2018, mainly as a result of an increase in the average price per unit case in Mexico, the consolidation of our acquisitions of ABASA and Los Volcanes in Guatemala and volume growth in Central America.

Total sales volume in our Mexico and Central America consolidated reporting segment increased by 0.5% to 2,075.3 million unit cases in 2019 as compared to 2018, as a result of the consolidation of our acquisitions of ABASA and Los Volcanes in Guatemala, coupled with volume growth in Central America.

•	Sales volume of our sparkling beverage portfolio increased by 1.2% in 2019 as compared to 2018, mainly driven by a 1.4% increase in our colas portfolio and a stable performance in our flavored sparkling beverage portfolio. On a comparable basis, sales volume of our sparkling beverage portfolio would have remained flat in 2019 as compared to 2018, driven by stable performance in both our colas and flavored sparkling beverage portfolios.
•	Sales volume of our still beverage portfolio decreased by 1.6% in 2019 as compared to 2018, mainly due to a decline in both Mexico and Central America. On a comparable basis, sales volume of our still beverage portfolio would have decreased by 1.9% in 2019 as compared to 2018, driven by a decline in both Mexico and Central America.
•	Sales volume of bottled water, excluding bulk water, decreased by 6.3% in 2019 as compared to 2018, due to a decline in Mexico that was partially offset by growth in Central America. On a comparable basis, sales volume of our bottled water portfolio would have decreased by 6.7% in 2019 as compared to 2018, driven by a decline in Mexico that was partially offset by growth in Central America.
•	Sales volume of our bulk water portfolio increased by 0.5% in 2019 as compared to 2018.

Sales volume in Mexico slightly decreased by 0.6% to 1,838.3 million unit cases in 2019, as compared to 1,850.2 million unit cases in 2018.

•	Sales volume of our sparkling beverage portfolio remained flat in 2019 as compared to 2018, driven by stable performance in our colas portfolio, which was partially offset by a decline in flavored sparkling beverage portfolio.
44

•	Sales volume of our still beverage portfolio decreased by 1.7% in 2019 as compared to 2018.
•	Sales volume of bottled water, excluding bulk water, decreased by 7.9% in 2019 as compared to 2018.
•	Sales volume of our bulk water portfolio increased by 0.5% in 2019 as compared to 2018.

Sales volume in Central America increased by 10.3% to 236.9 million unit cases in 2019, as compared to 214.8 million unit cases in 2018, mainly as a result of the consolidation of our acquisitions of ABASA and Los Volcanes in Guatemala, coupled with organic volume growth.

•	Sales volume of our sparkling beverage portfolio increased by 11.8% in 2019 as compared to 2018, driven by a 13.4% increase in sales volume of our colas portfolio and a 5.4% increase in sales volume of our flavored sparkling beverage portfolio. On a comparable basis, in 2019, sales volume of our sparkling beverage portfolio would have increased by 1.8%, sales volume of our colas portfolio would have increased by 1.8%, and sales volume of our flavored sparkling beverage portfolio would have increased by 1.7%, in each case as compared to 2018.
•	Sales volume of our still beverage portfolio decreased by 0.9% in 2019 as compared to 2018. On a comparable basis, sales volume of our still beverage portfolio would have decreased by 3.0% in 2019 as compared to 2018.
•	Sales volume of bottled water, excluding bulk water, increased by 8.4% in 2019 as compared to 2018. On a comparable basis, sales volume of our bottled water portfolio would have increased by 4.0% in 2019 as compared to 2018.
•	Sales volume of our bulk water portfolio declined by 4.1% in 2019 as compared to 2018.

Gross Profit. Our gross profit in this consolidated reporting segment increased by 8.8% to Ps.52,384 million in 2019 as compared to 2018; however, gross profit margin decreased by 20 basis points to 47.9% in 2019 as compared to 2018. Gross profit margin decreased mainly as a result of increases in concentrate prices in Mexico and the depreciation of the average exchange rates of most of the operating currencies of the division, in each case as applied to our U.S. dollar denominated raw material costs, which factors were partially offset by our pricing initiatives coupled with more stable sweetener prices and a decline in our PET resin prices.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in this consolidated reporting segment decreased by 80 basis points to 32.9% in 2019 as compared with the same period in 2018. Administrative and selling expenses, in absolute terms, increased by 6.5% in 2019 as compared to 2018 driven mainly by increases in maintenance and labor costs in Mexico.

South America

Total Revenues. Total revenues in our South America consolidated reporting segment increased by 3.7% to Ps.85,222 million in 2019 as compared to 2018, mainly as a result of volume growth in Brazil together with average price per unit case growth across our territories and the consolidation of the new acquisition in Uruguay. These effects were partially offset by volume declines in the rest of our operations and negative translation effects due to the depreciation of the Argentine peso, the Brazilian real and the Colombian peso, in each case as compared to the Mexican peso. This figure includes other operating revenues related to an entitlement to reclaim tax payments in Brazil. See Note 25.2.1 to our consolidated financial statements. Total revenues for beer amounted to Ps.15,619 million in 2019. On a comparable basis, total revenues would have increased by 14.8% in 2019 as compared to 2018, driven by volume growth in Brazil and average price per unit case increases in local currencies across our territories.

Total sales volume in our South America consolidated reporting segment increased by 2.9% to 1,293.6 million unit cases in 2019 as compared to 2018, mainly as a result of volume growth in Brazil and the consolidation of Monresa in Uruguay, which were partially offset by declines in Argentina and Colombia. On a comparable basis, total sales volume would have increased by 4.9% in 2019 as compared to 2018, as a result of volume growth in Brazil.

•	Sales volume of our sparkling beverage portfolio increased by 3.2% in 2019 as compared to 2018. On a comparable basis, sales volume of our sparkling beverage portfolio would have increased by 4.9% in 2019 as compared to 2018, mainly due to a 2.5% growth in our colas portfolio and 5.5% growth in our flavored sparkling beverage portfolio.
•	Sales volume of our still beverage portfolio increased by 2.6% in 2019 as compared to 2018. On a comparable basis, sales volume of our still beverage portfolio would have increased by 7.1% in 2019 as compared to 2018, mainly driven by growth in Brazil and Uruguay that was partially offset by a decline in Colombia.
•	Sales volume of our bottled water category, excluding bulk water, increased by 2.2% in 2019 as compared to 2018. On a comparable basis, sales volume of our bottled water category, excluding bulk water, would have increased by 4.7% in 2019 as compared to 2018, mainly driven by growth in Brazil and Colombia.
•	Sales volume of our bulk water portfolio decreased by 2.3% in 2019 as compared to 2018. On a comparable basis, sales volume of our bulk water portfolio would have remained flat, mainly driven by a decline in Colombia that was offset by growth in Brazil.
45

Sales volume in Brazil increased by 7.5% to 846.5 million unit cases in 2019, as compared to 787.4 million unit cases in 2018.

•	Sales volume of our sparkling beverage portfolio increased by 6.7% in 2019 as compared to 2018, as a result of a 5.9% increase in our colas portfolio and a 9.3% increase in our flavored sparkling beverage portfolio.
•	Sales volume of our still beverage portfolio increased by 17.1% in 2019 as compared to 2018.
•	Sales volume of our bottled water, excluding bulk water, increased by 10.1% in 2019 as compared to 2018.
•	Sales volume of our bulk water portfolio increased by 6.5% in 2019 as compared to 2018.

Sales volume in Colombia decreased by 2.2% to 265.5 million unit cases in 2019, as compared to 271.4 million unit cases in 2018.

•	Sales volume of our sparkling beverage portfolio remained flat in 2019 as compared to 2018, mainly driven by a 1.8% decline in our flavored sparkling beverage portfolio, offset by flat performance in our colas portfolio.
•	Sales volume of our still beverage portfolio decreased by 17.4% in 2019 as compared to 2018.

•	Sales volume of bottled water, excluding bulk water, decreased by 5.3% in 2019 as compared to 2018.
•	Sales volume of our bulk water portfolio decreased by 2.4% in 2019 as compared to 2018.

Sales volume in Argentina decreased by 20.6% to 139.3 million unit cases in 2019, as compared to 175.3 million unit cases in 2018.

•	Sales volume of our sparkling beverage portfolio decreased by 21.0% in 2019 as compared to 2018, mainly driven by a decline in both our colas and flavored sparkling beverage portfolios.
•	Sales volume of our still beverage portfolio decreased by 21.4% in 2019 as compared to 2018.
•	Sales volume of bottled water, excluding bulk water, decreased by 18.0% in 2019 as compared to 2018.
•	Sales volume of our bulk water portfolio decreased by 16.3% in 2019 as compared to 2018.

Sales volume in Uruguay amounted to 42.4 million unit cases in 2019. Our sparkling beverage category represented 91.1% of our total sales volume. Our still beverage category represented 0.9% of our total sales volume. Our water portfolio represented 8.0% of our total sales volume.

Gross Profit. Gross profit in this consolidated reporting segment amounted to Ps.35,123 million, a decrease of 1.8% in 2019 as compared to 2018, with a 230 basis point margin contraction to 41.2%. This decrease in gross profit was mainly driven by higher concentrate costs in Brazil related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone coupled with our decision to suspend such tax credits, and the depreciation of the average exchange rate of all our local currencies in the division as applied to our U.S. dollar denominated raw material costs. These factors were partially offset by our revenue management initiatives, a favorable currency hedging position, combined with lower PET prices in the division and lower sweetener prices mainly in Brazil.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in this consolidated reporting segment decreased by 60 basis points to 28.9% in 2019 as compared to 2018 driven mainly by operating expense efficiencies in Brazil. Administrative and selling expenses, in absolute terms, increased by 1.8% in 2019 as compared to 2018.

Results for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Consolidated Results

The comparability of our financial and operating performance in 2018 as compared to 2017 was affected by the following factors: (1) the ongoing integration of mergers, acquisitions, and divestitures completed in recent years, specifically the acquisitions in Guatemala and Uruguay in April and June 2018, respectively; (2) translation effects from fluctuations in exchange rates; (3) our results in Argentina, which effective as of January 1, 2018 has been considered a hyperinflationary economy; (4) the deconsolidation of our Venezuelan operations effective as of December 31, 2017; and (5) the classification of KOF Philippines as a discontinued operation effective as of January 1, 2018 and the restatement for comparative purposes of the corresponding results for 2017 to exclude the results of KOF Philippines, as if such operation had been discontinued as of February 1, 2017, the date we commenced consolidating the financial results of KOF Philippines in our financial statements. For the convenience of the reader, the presentation of the financial information below includes comparable figures not giving effect to these factors. To translate the full-year results of Argentina for the year ended December 31, 2018, we used the exchange rate at December 31, 2018 of 37.70 Argentine pesos per U.S. dollar. The depreciation of the Argentine peso at December 31, 2018, as compared to the average exchange rate for 2017, was 127.7%. In addition, the average depreciation of currencies used in our main operations relative to the U.S. dollar in 2018, as compared to 2017, were: 14.5% for the Brazilian real, 1.6% for the Mexican peso, 0.2% for the Colombian peso and 7.2% for the Uruguayan peso.

46

Total Revenues. Our consolidated total revenues decreased by 0.5% to Ps.182,342 million in 2018 as compared to 2017, mainly as a result of the depreciation of the Argentine peso, the Brazilian real and the Colombian peso, in each case as compared to the Mexican peso, and the deconsolidation of KOF Venezuela effective as of December 31, 2017, which were partially offset by price increases aligned with or above inflation and volume growth in key territories. On a comparable basis, total revenues would have increased by 5.9% in 2018 as compared to 2017, mainly as a result of an increase in the average price per unit case across our operations and volume growth in Brazil, Central America and Colombia.

Total sales volume remained flat at 3,321.8 million unit cases in 2018 as compared to 2017. On a comparable basis, total sales volume would have increased by 1.3% in 2018 as compared to 2017.

•	In 2018, sales volume of our sparkling beverage portfolio remained flat, sales volume of our colas portfolio increased by 2.3%, and sales volume of our flavored sparkling beverage portfolio declined by 8.2%, in each case as compared to 2017. On a comparable basis, sales volume of our sparkling beverage portfolio would have increased by 1.0% in 2018 as compared to 2017, driven by growth across all of our operations (except for Mexico which had a flat performance). Sales volume of our colas portfolio would have increased by 2.8% in 2018 as compared to 2017, mainly due to volume growth in most of our territories, and sales volume of our flavored sparkling beverages portfolio would have declined by 5.6% in 2018 as compared to 2017.
•	Sales volume of our still beverage portfolio increased by 3.1% in 2018 as compared to 2017. On a comparable basis, sales volume of our still beverage portfolio would have increased by 5.8% in 2018 as compared to 2017, driven by growth in Brazil, Central America and Mexico, which was partially offset by a volume contraction in Colombia.
•	Sales volume of our bottled water category, excluding bulk water, increased by 1.9% in 2018 as compared to 2017. On a comparable basis, sales volume of our water portfolio would have increased by 7.2% in 2018 as compared to 2017, driven by growth in Brazil, Colombia and Mexico, which was partially offset by a volume contraction in Central America.
•	Sales volume of our bulk water category declined by 2.0% in 2018 as compared to 2017. On a comparable basis, sales volume of our bulk water portfolio would have decreased by 2.6% in 2018 as compared to 2017, mainly as a result of volume contraction in Mexico, which was partially offset by volume growth in Brazil, Central America and Colombia.

Consolidated average price per unit case decreased by 1.4% to Ps.50.57 in 2018, as compared to Ps.51.31 in 2017, mainly as a result of the negative translation effect resulting from depreciation of the Argentine peso and the Brazilian real relative to the Mexican peso, which was partially offset by the positive translation effect resulting from the appreciation of the Colombian peso relative to the Mexican peso. On a comparable basis, average price per unit case would have increased by 3.1% in 2018 as compared to 2017, driven by average price per unit case increases in local currency in Mexico and Brazil.

Gross Profit. Our gross profit increased by 0.5% to Ps.83,938 million in 2018 as compared to 2017; with a gross margin expansion of 40 basis points to reach 46.0% in 2018 as compared to 2017. On a comparable basis, our gross profit would have increased by 5.5% in 2018 as compared to 2017. Our pricing initiatives, together with lower sweetener prices in most of our operations, were offset by higher PET resin costs across most of our operations, higher concentrate costs in Mexico, and the depreciation in the average exchange rate of all of our operating currencies as applied to U.S. dollar-denominated raw material costs.

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

Other Expenses Net. We recorded other expenses net of Ps.1,880 million in 2018 as compared to Ps.31,357 million in 2017, which decrease was mainly as a result of a one-time non-cash charge related to the deconsolidation of KOF Venezuela as of December 31, 2017. Our non-operating expenses net in 2018 were mainly comprised of an impairment of Ps.432 million of our investment in Compañía Panameña de Bebidas along with provisions related to contingencies in Brazil and Colombia. For more information, see Notes 3.3 and 10 to our consolidated financial statements.

Comprehensive Financing Result. The term “comprehensive financing result” refers to the combined financial effects of net interest expenses, net financial foreign exchange gains or losses, and net gains or losses on the monetary position of hyperinflationary countries where we operate. Net financial foreign exchange gains or losses represent the impact of changes in foreign exchange rates on financial assets or liabilities denominated in currencies other than local currencies, and gains or losses resulting from derivative financial instruments. A financial foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred and the date it is repaid, as the appreciation of the foreign currency results in an increase in the amount of local currency, which must be exchanged to repay the specified amount of the foreign currency liability.

47

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

Income Taxes. In 2018, our effective income tax rate was 31.0%, reaching Ps.5,260 million in 2018, as compared to Ps.4,184 million in 2017. This increase was mainly driven by higher tax rates in Brazil as compared to tax rates in other jurisdictions where we operate, considering the relative weight of Brazil’s profits in our consolidated results, as well as the deconsolidation of KOF Venezuela, which had deferred taxes in 2017. For more information, see Note 25 to our consolidated financial statements.

Share in the (Loss) Profit of Equity Accounted Investees, Net of Taxes. In 2018, we recorded a loss of Ps.226 million in the share in the profit (loss) of equity accounted investees, net of taxes, mainly due to a loss in Compañía Panameña de Bebidas and Jugos del Valle; this loss was partially offset by gains in our joint ventures in Brazil.

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

Results by Consolidated Reporting Segment

Mexico and Central America

Total Revenues. Total revenues in our Mexico and Central America consolidated reporting segment increased by 8.1% to Ps.100,162 million in 2018 in 2018 as compared to 2017, mainly as a result of an increase in the average price per unit case in Mexico and the consolidation of our acquisitions of ABASA and Los Volcanes in Guatemala.

Total sales volume in our Mexico and Central America consolidated reporting segment increased by 2.3% to 2,065.0 million unit cases in 2018 as compared to 2017, as a result of volume growth in Central America.

•	Sales volume of our sparkling beverage portfolio increased by 2.9% in 2018 as compared to 2017, mainly driven by a 3.6% increase in our colas portfolio, which was partially offset by a flat performance of our flavored sparkling beverage portfolio. On a comparable basis, sales volume of our sparkling beverage portfolio would have increased by 0.5% in 2018 as compared to 2017, driven by growth across all of our operations. Sales volume of our colas portfolio would have increased by 0.8% in 2018 as compared to 2017, while sales volume of our flavored sparkling beverage portfolio would have declined by 0.9% in 2018 as compared to 2017.
•	Sales volume of our still beverage portfolio increased by 7.4% in 2018 as compared to 2017, mainly due to growth in both Mexico and Central America. On a comparable basis, sales volume of our still beverage portfolio would have increased by 6.9% in 2018 as compared to 2017, driven by growth across all of our territories.
•	Sales volume of bottled water, excluding bulk water, increased by 4.8% in 2018 as compared to 2017, as Mexico and Central America had a positive performance. On a comparable basis, sales volume of our bottled water portfolio would have increased by 3.9% in 2018 as compared to 2017, driven by growth in Mexico.
•	Sales volume of our bulk water portfolio declined 3.5% in 2018 as compared to 2017.

Sales volume in Mexico slightly increased by 0.3% to 1,850.2 million unit cases in 2018, as compared to 1,845.0 million unit cases in 2017.

•	Sales volume of our sparkling beverage portfolio increased by 0.2% in 2018 as compared to 2017, driven by a 0.3% increase in our colas portfolio, which was partially offset by a 0.2% decrease in sales volume of our flavored sparkling beverage portfolio.
•	Sales volume of our still beverage portfolio increased by 7.3% in 2018 as compared to 2017.
48

•	Sales volume of bottled water, excluding bulk water, increased by 4.7% in 2018 as compared to 2017.
•	Sales volume of our bulk water portfolio decreased by 3.6% in 2018 as compared to 2017.

Sales volume in Central America increased by 24.2% to 214.8 million unit cases in 2018, as compared to 173.0 million unit cases in 2017, mainly as a result of the acquisitions of ABASA and Los Volcanes in Guatemala.

•	Sales volume of our sparkling beverage portfolio increased by 27.8% in 2018 as compared to 2017, driven by a 37.1% increase in sales volume of our colas portfolio and a 0.7% increase in sales volume of our flavored sparkling beverage portfolio. On a comparable basis, sales volume of our sparkling beverage portfolio would have increased by 3.0%, sales volume of our colas portfolio would have increased by 6.0%, and sales volume of our flavored sparkling beverage portfolio would have declined by 5.7% in each case in 2018 as compared to 2017.
•	Sales volume of our still beverage portfolio increased by 7.8% in 2018 as compared to 2017. On a comparable basis, sales volume of our still beverage portfolio would have increased by 4.4% in 2018 as compared to 2017.
•	Sales volume of bottled water, excluding bulk water, increased by 5.8% in 2018 as compared to 2017. On a comparable basis, sales volume of our bottled water portfolio would have decreased by 2.8% in 2018 as compared to 2017.
•	Sales volume of our bulk water portfolio grew by 1.5% in 2018 as compared to 2017.

Gross Profit. Our gross profit in this consolidated reporting segment increased by 6.8% to Ps.48,162 million in 2018 as compared to 2017; however, gross profit margin decreased by 60 basis points to 48.1% in 2018 as compared to 2017. Gross profit margin decreased mainly as a result of higher PET resin prices, increases in concentrate prices in Mexico and the depreciation of the average exchange rates of the Mexican peso, the Guatemalan quetzal, the Costa Rican colon and the Nicaraguan cordoba, in each case as applied to our U.S. dollar-denominated raw material costs, which factors were partially offset by our pricing initiatives, a favorable currency hedging position and the decline of sweeteners costs.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in this consolidated reporting segment increased by 50 basis points to 33.7% in 2018 as compared to 2017. Administrative and selling expenses, in absolute terms, increased 9.7% in 2018 as compared to 2017driven mainly by increases in freight and labor costs in Mexico.

South America

Total Revenues. Total revenues in our South America consolidated reporting segment decreased by 5.1% to Ps.82,180 million in 2018 as compared to 2017, mainly as a result of negative translation effects due to the depreciation of the Argentine peso, the Brazilian real and the Colombian peso, in each case as compared to the Mexican peso. These effects were partially offset by volume growth in Brazil and Colombia together with average price per unit case growth across our territories and the consolidation of our new acquisition in Uruguay. Total revenues for beer amounted to Ps.13,849 million in 2018 as compared to 2017. On a comparable basis, total revenues would have increased by 6.9% in 2018 as compared to 2017, driven by volume growth and average price per unit case increases in local currencies across our territories.

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

•	Sales volume of our sparkling beverage portfolio increased by 1.1% in 2018 as compared to 2017. On a comparable basis, sales volume of our sparkling beverage portfolio would have increased by 1.9% in 2018 as compared to 2017, mainly due to volume growth of our colas portfolio in all our South American territories, and a volume contraction in our flavored sparkling beverages in Brazil and Colombia.
•	Sales volume of our still beverage portfolio decreased by 1.1% in 2018 as compared to 2017. On a comparable basis, sales volume of our still beverage portfolio would have increased by 3.4% in 2018 as compared to 2017, mainly driven by volume growth in Brazil, which was partially offset by volume decline in Colombia.
•	Sales volume of our bottled water category, excluding bulk water, increased by 8.0% as compared to 2017. On a comparable basis, sales volume of our bottled water category, excluding bulk water, would have increased by 12.8% in 2018 as compared to 2017, with volume expansions in Brazil and Colombia.
•	Sales volume of our bulk water portfolio increased by 10.5% in 2018 as compared to 2017. On a comparable basis, sales volume of our bulk water portfolio would have increased by 8.3% in 2018 as compared to 2017, mainly driven by a volume growth in Colombia and Brazil.
49

Sales volume in Brazil increased by 2.9% to 787.4 million unit cases in 2018, as compared to 765.1 million unit cases in 2017.

•	Sales volume of our sparkling beverage portfolio increased by 1.2% in 2018 as compared to 2017, as a result of a 4.7% increase in our colas portfolio, which was partially offset by a 8.5% decrease in sales volume of our flavored sparkling beverage portfolio.
•	Sales volume of our still beverage portfolio increased by 18.2% in 2018 as compared to 2017.
•	Sales volume of our bottled water, excluding bulk water, increased by 15.0% in 2018 as compared to 2017.
•	Sales volume of our bulk water portfolio increased by 16.1% in 2018 as compared to 2017.

Sales volume in Colombia increased by 2.4% to 271.4 million unit cases in 2018, as compared to 265.0 million unit cases in 2017.

•	Sales volume of our sparkling beverage portfolio increased by 4.0% in 2018 as compared to 2017, mainly driven by an 11.4% increase in our colas portfolio, which was partially offset by a 29.4% decrease of sales volume of our flavored sparkling beverages portfolio.
•	Sales volume of our still beverage portfolio decreased by 21.4% in 2018 as compared to 2017.
•	Sales volume of bottled water, excluding bulk water, increased by 9.0% in 2018 as compared to 2017.
•	Sales volume of our bulk water portfolio increased by 5.6% in 2018 as compared to 2017.

Sales volume in Argentina decreased by 14.9% to 175.3 million unit cases in 2018, as compared to 205.9 million unit cases in 2017.

•	Sales volume of our sparkling beverage portfolio decreased by 15.2% in 2018 as compared to 2017, mainly driven by a decrease in sales volume of our colas portfolio and our flavored sparkling beverage portfolio.
•	Sales volume of our still beverage portfolio decreased by 20.5% in 2018 as compared to 2017.
•	Sales volume of bottled water, excluding bulk water, decreased by 14.9% in 2018 as compared to 2017.
•	Sales volume of our bulk water portfolio increased by 25.6% in 2018 as compared to 2017.

Sales volume in Uruguay amounted to 22.7 million unit cases in 2018. Our sparkling beverage category represented 91.6% of our total sales volume. Our still beverage category represented 1.5% of our total sales volume. Our water portfolio represented 6.9% of our total sales volume.

Gross Profit. Gross profit in this consolidated reporting segment amounted to Ps.35,776 million, a decrease of 5.2% in 2018 as compared to 2017, with a 110 basis point margin contraction to 43.5% in 2018 as compared to 2017. This decrease in gross profit was mainly driven by higher PET resin prices in the segment, an unfavorable raw material hedging position in Brazil, and the depreciation of the Argentine peso, Brazilian real and the Colombian peso as applied to U.S. dollar-denominated raw material costs, which factors were partially offset by lower sweetener prices, a favorable currency hedging position in the segment and our pricing initiatives.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in this consolidated reporting segment increased by 10 basis points to 29.5% in 2018 as compared to 2017. Administrative and selling expenses, in absolute terms, decreased by 4.8% in 2018 as compared to 2017, driven mainly by operating expense efficiencies in Brazil.

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

50

Our total indebtedness was Ps.69,977 million as of December 31, 2019, as compared to Ps.81,805 million as of December 31, 2018. Short-term debt and long-term debt were Ps.11,485 million and Ps.58,492 million, respectively, as of December 31, 2019, as compared to Ps.11,604 million and Ps.70,201 million, respectively, as of December 31, 2018. Total debt decreased by Ps.11,828 million in 2019, compared to year-end 2018. As of December 31, 2019, our cash and cash equivalents were Ps.20,491 million, as compared to Ps.23,727 million as of December 31, 2018. We had cash outflows in 2019 mainly resulting from repayment of debt and dividend payments, which were partially offset by generation of cash from operating activities. As of December 31, 2019, our cash and cash equivalents were comprised of 55.0% U.S. dollars, 23.0% Mexican pesos, 13.0% Brazilian reais, 4.0% Colombian pesos, 1.0% Argentine pesos and 4.0% other legal currencies. We believe that these funds, in addition to the cash generated by our operations, are sufficient to meet our operating requirements.

Future currency devaluations or the imposition of exchange controls in any of the countries where we have operations could have an adverse effect on our financial position and liquidity.

As part of our financing policy, we expect to continue to finance our liquidity needs mainly with cash flows from our operating activities. Nonetheless, as a result of regulations in certain countries where we operate, it may not be beneficial or practicable for us to remit cash generated in local operations to fund cash requirements in other countries. Exchange controls may also increase the real price of remitting cash to fund debt requirements in other countries. In the event that cash in these countries is not sufficient to fund future working capital requirements and capital expenditures, we may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. In the future we may finance our working capital and capital expenditure needs with short-term debt or other borrowings.

We continuously evaluate opportunities to pursue acquisitions or engage in strategic transactions. We would expect to finance any significant future transactions with a combination of any of cash, long-term indebtedness and the issuance of shares of our company.

Our financing, treasury and derivatives policies provide that our planning and finance committee is responsible for determining the company’s overall financial strategy, including the dividends policy, investments of our funds, cash flow and working capital strategies, mergers and acquisitions, debt and equity issuances, repurchases of stock, financial derivative instruments strategies (only for hedging purposes), purchase and lease of assets and indebtedness of the company, among others; which is ultimately approved by our board of directors and implemented by our corporate finance department.

Sources and Uses of Cash. The following table summarizes the sources and uses of cash for the years ended December 31, 2019, 2018 and 2017, from our consolidated statements of changes in cash flows:

	Year Ended December 31,
	2019	2018		2017
	(in millions of Mexican pesos)
Net cash flows from operating activities
Continuing operations	31,289	27,581		26,536
Discontinued operations	—	1,962		6,700
Net cash flows used in investing activities(1)
Continuing operations	(10,744)	(8,291	)(2)	(13,710)
Discontinued operations	—	(962)		2,820
Net cash flows used in financing activities
Continuing operations	(22,794)	(14,235)		(10,290)
Discontinued operations	—	(37)		(485)
Dividends paid	(7,440)	(7,038)		(6,992)

(1)	Includes purchases of property, plant and equipment, the payment of the purchase price for our acquisitions of ABASA, Los Volcanes and Monresa in 2018 and investments in other assets.
(2)	Includes cash for the sale of KOF Philippines, net of cash balances in KOF Philippines.
51

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2019:

	As of December 31, 2019
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total
	(in millions of Mexican pesos)
Debt(1)
Mexican pesos	—	3,958	7,496	17,847	29,301
U.S. dollars	9,421	—	16,840	11,314	37,575
Brazilian reais	302	191	58	—	551
Colombian pesos	1,063	—	—	—	1,063
Argentine pesos	158	—	—	—	158
Uruguayan pesos	541	788	—	—	1,329
Interest Payments on Debt(2)
Mexican pesos	2,168	3,924	3,039	2,598	11,729
U.S. dollars	1,302	1,899	1,221	12,625	17,047
Brazilian reais	35	29	7	—	71
Colombian pesos	26	—	—	—	26
Argentine pesos	38	—	—	—	38
Uruguayan pesos	96	56	—	—	152
Cross Currency Swaps
U.S. dollars to Mexican pesos(3)	211	—	40	843	1,094
U.S. dollars to Brazilian reais(4)	(695)	—	554	—	(141)
Interest Rate Swaps
Brazilian variable interest rate to fixed rate(5)	142	—	—	—	142
Options
U.S. dollars to Colombian pesos(6)	(2)	—	—	—	(2)
Forwards
U.S. dollars to Mexican pesos(7)	243	—	—	—	243
U.S. dollars to Brazilian reais(8)	5	—	—	—	5
U.S. dollars to Colombian pesos(9)	17	—	—	—	17
U.S. dollars to Argentine pesos(10)	30	—	—	—	30
Commodity Hedge Contracts
Sugar(11)	(53)	(15)	—	—	(68)
Aluminum(12)	(4)	—	—	—	(4)
PET resin(13)	28	—	—	—	28
Treasury Lock Contracts(14)
U.S. dollars	(102)	—	—	—	(102)
Lease obligations (IFRS 16)	484	263	473	185	1,405
Expected Benefits to be Paid for Pension and Retirement Plans, Seniority Premiums and Post-employment	353	375	536	2,141	3,405

(1)	Excludes the effect of cross currency swaps.
(2)	Interest was calculated using the contractual debt and nominal interest rates as of December 31, 2019. Liabilities denominated in U.S. dollars were converted to Mexican pesos at an exchange rate of Ps.18.85 per U.S. dollar, the exchange rate reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2019.
(3)	Cross-currency swaps used to convert U.S. dollar-denominated debt into Mexican peso-denominated debt with a notional amount of Ps.17,714 million. These cross-currency swaps are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2019.
(4)	Cross-currency swaps used to convert U.S. dollar-denominated debt into Brazilian real-denominated debt with a notional amount of Ps.13,411 million. These cross-currency swaps are considered hedges for accounting purposes and the amounts shown in the table are fair value figures (gain)/loss as of December 31, 2019.
(5)	Reflects the market value as of December 31, 2019 of the interest rate swaps used to hedge Brazilian interest rate variation. These interest rate swaps are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2019.
52

(6)	Reflects the market value as of December 31, 2019 of a collar option derivative instrument used to hedge against fluctuation in the Colombian peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2019.
(7)	Reflects the market value as of December 31, 2019 of forward derivative instruments used to hedge against fluctuation in the Mexican peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2019.
(8)	Reflects the market value as of December 31, 2019 of forward derivative instruments used to hedge against fluctuation in the Brazilian real. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2019.
(9)	Reflects the market value as of December 31, 2019 of forward derivative instruments used to hedge against fluctuation in the Colombian peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2019.
(10)	Reflects the market value as of December 31, 2019 of forward derivative instruments used to hedge against fluctuation in the Argentine peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2019.
(11)	Reflects the market value as of December 31, 2019 of futures contracts used to hedge sugar cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2019.
(12)	Reflects the market value as of December 31, 2019 of futures contracts used to hedge aluminum cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2019.
(13)	Reflects the market value as of December 31, 2019 of futures contracts used to hedge PET resin cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2019.
(14)	Reflects the market value as of December 31, 2019 of treasury lock contracts used to hedge U.S. treasuries’ interest rate variation. These contracts are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2019.

Debt Structure

The following chart sets forth the debt breakdown of our company and its subsidiaries by currency and interest rate type as of December 31, 2019:

Currency	Percentage of Total Debt (1)(2)	Average Nominal Rate (3)	Average Adjusted Rate(1)(4)
Mexican pesos	68.3%	7.4%	8.3%
U.S. dollars	9.2%	4.5%	3.9%
Brazilian reais	18.9%	6.8%	9.9%
Colombian pesos	1.5%	5.0%	5.0%
Argentine pesos	0.2%	61.7%	61.7%
Uruguayan pesos	1.9%	10.1%	10.1%

(1)	Includes the effects of our derivative contracts as of December 31, 2019, including cross currency swaps from U.S. dollars to Mexican pesos and U.S. dollars to Brazilian reais.
(2)	Due to rounding, these figures may not add up to 100.0%.
(3)	Annual weighted average interest rate per currency as of December 31, 2019.

(4)	Annual weighted average interest rate per currency as of December 31, 2019 after giving effect to interest rate swaps and cross currency swaps. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

Summary of Significant Debt Instruments

The following is a brief summary of our significant long-term indebtedness with restrictive covenants outstanding as of the date of this annual report:

Mexican Peso-Denominated Bonds (Certificados Bursátiles).

On April 18, 2011, we issued Ps.2,500 million aggregate principal amount of 10-year fixed rate certificados bursátiles bearing an annual interest rate of 8.27% and due April 2021. This series of certificados bursátiles is guaranteed by Propimex, our main operating subsidiary in Mexico, Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., or the Guarantors.

On May 24, 2013, we issued Ps.7,500 million aggregate principal amount of certificados bursátiles bearing an annual interest rate of 5.46% and due May 2023. This series of certificados bursátiles is guaranteed by the Guarantors.

On June 30, 2017, we issued (i) Ps.8,500 million aggregate principal amount of 10-year fixed rate certificados bursátiles bearing an annual interest rate of 7.87% and due June 2027, and (ii) Ps.1,500 million aggregate principal amount of 5-year floating rate certificados bursátiles, priced at 28-day TIIE plus 0.25% and due June 2022. These series of certificados bursátiles are guaranteed by the Guarantors.

On February 7, 2020, we issued (i) Ps.3,000 million aggregate principal amount of 8-year fixed rate certificados bursátiles bearing an annual interest rate of 7.35% and due January 2028, and (ii) Ps.1,727 million aggregate principal amount of 5.5-year floating rate certificados bursátiles, priced at 28-day TIIE plus 0.08% and due August 2025. These series of certificados bursátiles are guaranteed by the Guarantors.

As of the date of this annual report, we had the following certificados bursátiles outstanding in the Mexican securities market:

Issue Year	Maturity	Amount		Rate
2020	January 28, 2028	Ps.	3,000 million	7.35%
2020	August 15, 2025	Ps.	1,727 million	28-day TIIE + 0.08%
2017	June 18, 2027	Ps.	8,500 million	7.87%
2017	June 24, 2022	Ps.	1,500 million	28-day TIIE + 0.25%
2013	May 12, 2023	Ps.	7,500 million	5.46%
2011	April 5, 2021	Ps.	2,500 million	8.27%

Our certificados bursátiles contain reporting obligations pursuant to which we must furnish to the bondholders consolidated audited annual financial reports and consolidated quarterly financial reports.

U.S. Dollar-Denominated Bonds

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

2.750% Notes due 2030. On January 22, 2020, we issued US1,250 million aggregate principal amount of 2.750% senior notes due January 22, 2030. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes, among others, certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and the entering into sale and leaseback transactions by us and our significant subsidiaries.

For more information about our 2.750% Notes due 2030, see Exhibit 2.12—Description of Securities Registered under Section 12 of the Exchange Act.

Other U.S. Dollar-Denominated Bonds. In January 2020, we repurchased and redeemed in full our 3.875% Notes due 2023. Our 4.625% Notes due 2020 were repaid in full at maturity on February 15, 2020.

Bank Loans

In August 2019, we entered into certain bank loans in Mexican pesos for an aggregate principal amount of Ps.9,400 million. Additionally, during 2019 we entered into certain bank loans in Uruguayan, Colombian and Argentine pesos for an aggregate principal amount of Ps.1,471 million.

As of December 31, 2019, we had a number of bank loans in Colombian pesos, Brazilian reais, Argentine pesos, Mexican pesos and Uruguayan pesos with an aggregate principal amount of Ps.12,459 million. Our bank loans in Mexican pesos are guaranteed by the Guarantors.

In 2019, we prepaid (i) certain bank loans in Mexican pesos for an aggregate amount of Ps.10,100 million and (ii) certain bank loans in U.S. dollars for an aggregate amount of US$205 million.

Promissory Note (Vonpar Acquisition). As part of the purchase price paid for our acquisition of Vonpar, we issued and delivered a three-year promissory note to the sellers for a total amount of 1,166 million Brazilian reais, which was partially offset on November 14, 2018 as a result of the occurrence of certain contingencies for which the sellers agreed to indemnify us. The promissory note was linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note increased or decreased based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar. On December 6, 2019, this promissory note matured and was paid in full in cash for the outstanding amount of 1,002 million Brazilian reais, which was at the time equivalent to US$236 million (Ps.4,670 million as of December 31, 2019). For further information, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”.

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

We have various losses related to tax, labor and other legal proceedings. We periodically assess the probability of loss for such contingencies and accrue a provision and/or disclose the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a provision for the estimated loss. See Note 26 to our consolidated financial statements. We use outside legal counsel for certain complex legal proceedings. The following table displays the nature and amount of the loss contingencies recorded as of December 31, 2019:

As of December 31, 2019
(in millions of Mexican pesos)
Tax	Ps. 4,696
Labor	2,222
Legal	1,065
Total	Ps. 7,983

In recent years, our Mexican subsidiaries have been required to submit certain information to relevant authorities regarding alleged monopolistic practices. Such proceedings are a normal occurrence in the beverage industry and we do not expect any significant liability to arise from these contingencies.

As is customary in Brazil, we have been required by the relevant authorities to collateralize tax contingencies currently in litigation amounting to Ps.10,471 million, Ps.7,739 million, and Ps.9,433 million as of December 31, 2019, 2018 and 2017, respectively, by pledging fixed assets, or providing bank guarantees.

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

Capital Expenditures

The following table sets forth our capital expenditures, including investment in property, plant and equipment, deferred charges and other investments for the periods indicated on a consolidated basis and by consolidated reporting segment:

	Year Ended December 31,
	2019	2018	2017(1)
	(in millions of Mexican pesos)
Mexico and Central America(2)	6,677	6,574	8,245
South America(3)	4,788	4,495	4,686
Capital expenditures, net	11,465	11,069	12,931

(1)	Excludes the capital expenditures made by KOF Philippines in 2017.
(2)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama. Includes capital expenditures of ABASA and Los Volcanes from May 2018.
(3)	Includes Colombia, Brazil, Argentina and Uruguay. Includes capital expenditures of Monresa from July 2018.

In 2019, 2018, and 2017, we focused our capital expenditures on investments in (i) increasing production capacity; (ii) placing coolers with retailers; (iii) returnable bottles and cases; (iv) improving the efficiency of our distribution infrastructure; and (v) information technology.

We have budgeted approximately US$648 million (Ps.12,212 million as of December 31, 2019) for our capital expenditures in 2020. Our capital expenditures in 2020 are primarily intended for:

•	investments in production capacity;
•	market investments;
•	returnable bottles and cases;
•	improvements throughout our distribution network; and
•	investments in information technology.

We estimate that of our projected capital expenditures for 2020, approximately 38.0% will be for our Mexican territories and the remaining will be for our non-Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2020. Our capital expenditure plan for 2020 may change based on market and other conditions, such as the recent outbreak of COVID-19, our results and financial resources.

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

Hedging Activities

We have entered and continue to enter into derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table provides a summary of the fair value of derivative instruments as of December 31, 2019. The fair market value is estimated using market prices that would apply to terminate the contracts at the end of the period and are confirmed by external sources, which generally are also our counterparties to the relevant contracts.

	Fair Value as of December 31, 2019
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total fair value
	(in millions of Mexican pesos)
Cross Currency Swaps
U.S. dollars to Mexican pesos	211	—	40	843	1,094
U.S. dollars to Brazilian reais	(695)	—	554	—	(141)
Interest Rate Swaps
Brazilian variable interest rate to fixed rate	142	—	—	—	142
Options
U.S. dollars to Colombian pesos	(2)	—	—	—	(2)
Forwards
U.S. dollars to Mexican pesos	243	—	—	—	243
U.S. dollars to Brazilian reais	5	—	—	—	5
U.S. dollars to Colombian pesos	17	—	—	—	17
U.S. dollars to Argentine pesos	30	—	—	—	30
Commodity Hedge Contracts
Sugar	(53)	(15)	—	—	(68)
Aluminum	(4)	—	—	—	(4)
PET resin	28	—	—	—	28
Treasury Lock Contracts
U.S. dollars	(102)	—	—	—	(102)

Item 6.	Directors, Senior Management and Employees

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

At our general ordinary shareholders meeting held on March 17, 2020, the following directors were appointed or confirmed: 10 directors were appointed or confirmed by the Series A shares, four directors were appointed or confirmed by the Series D shares and three directors were appointed or confirmed by the Series L shares. Our board of directors is currently comprised of 17 members.

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for information on relationships with certain directors and senior management.

As of the date of this annual report, our board of directors had the following members:

Series A Directors

José Antonio Vicente Fernández Carbajal Chairman	Born:	February 1954
	Gender:	Male
	First elected:	1993, as director; 2001 as chairman.
	Term expires:	2021
	Principal occupation:	Executive Chairman of the board of directors of FEMSA.
	Other directorships:	Chairman of the board of directors of Fundación FEMSA, A.C. and Instituto Tecnológico y de Estudios Superiores de Monterrey, or ITESM. Member of the board of directors of Heineken Holding, N.V. and vice-chairman of the supervisory board of Heineken, N.V. Chairman of the America’s committee and member of the preparatory committee and selection and appointment committee of Heineken, N.V. Member of the board of directors of Industrias Peñoles, S.A.B. de C.V. and member of the board of trustees of the Massachusetts Institute of Technology Corporation.
	Business experience:	Joined the strategic planning department of FEMSA in 1988, after which he held managerial positions at FEMSA Cerveza’s commercial division and OXXO. He was appointed Deputy Chief Executive Officer of FEMSA in 1991 and Chief Executive Officer in 1995, a position he held until December 31, 2013. As of January 1, 2014, he was appointed Executive Chairman of the board of directors of FEMSA.
	Education:	Holds a degree in Industrial Engineering and a Master in Business Administration, or MBA, from ITESM.

Federico José Reyes García Director	Born:	September 1945
	Gender:	Male
	First elected:	1993
	Term expires:	2021
	Principal occupation:	Independent consultant.
	Other directorships:	Alternate member of the board of directors of FEMSA, and member of the board of directors of Fundación FEMSA and Tec Salud.
	Business experience:	At FEMSA, he held the position of Executive Vice-President of Corporate Development from 1992 to 1993, Chief Financial Officer from 1999 to 2006, and Corporate Development Officer from 2006 to 2015.
	Education:	Holds a degree in Business and Finance from ITESM.
	Alternate director:	Javier Gerardo Astaburuaga Sanjines

John Anthony Santa Maria Otazua Director	Born:	August 1957
	Gender:	Male
	First elected:	2014
	Term expires:	2021
	Principal occupation:	Our Chief Executive Officer.
	Business experience:	Has served as our Strategic Planning and Business Development Officer and Chief Operating Officer of our Mexican operations. Has served as Strategic Planning and Commercial Development Officer and Chief Operating Officer of our South America division. He also has experience in several areas of our company, namely development of new products and mergers and acquisitions. Has experience with different bottlers in Mexico in areas such as Strategic Planning and General Management.
	Other directorships:	Member of the board of directors of Gentera, S.A.B. de C.V., or Gentera and member of the board of directors and commercial committee of Banco Compartamos, S.A., Institución de Banca Múltiple.
	Education:	Holds a Bachelor’s degree in Business Administration and an MBA with a major in Finance from Southern Methodist University.

Ricardo Guajardo Touché Independent Director	Born:	May 1948
	Gender:	Male
	First elected:	1993
	Term expires:	2021
	Principal occupation:	Chairman of the board of directors of Solfi, S.A. de C.V.
	Other directorships:	Member of the board of directors of FEMSA, Grupo Financiero BBVA Bancomer, BBVA Bancomer, S.A., Institución de Banca Múltiple, or BBVA Bancomer, Grupo Aeroportuario del Sureste, S.A.B. de C.V., Grupo Bimbo, S.A.B. de C.V., or Bimbo, ITESM and Vitro, S.A.B. de C.V. Honorary member of the board of directors of El Puerto de Liverpool, S.A.B. de C.V.
	Business experience:	Has held senior executive positions at FEMSA, Grupo AXA, S.A. de C.V. and Grupo Valores de Monterrey, S.A.B. de C.V.
	Education:	Holds a degree in Electrical Engineering from ITESM and the University of Wisconsin and a Master’s degree from the University of California at Berkeley.

Enrique F. Senior Hernández Independent Director	Born:	August 1943
	Gender:	Male
	First elected:	2004
	Term expires:	2021
	Principal occupation:	Managing Director of Allen & Company, LLC.
	Other directorship:	Alternate member of the board of directors of FEMSA, and member of the board of directors of Grupo Televisa, S.A.B. de C.V., Cinemark USA, Inc. and Univision Communications, Inc.

	Business experience:	Among other clients, has provided financial advisory services to FEMSA and Coca-Cola FEMSA.
	Education:	Holds a law degree from Yale University, an Honorary Law Doctorate from Emerson College and an MBA from Harvard University Business School.

Miguel Eduardo Padilla Silva Director	Born:	January 1955
	Gender:	Male
	First elected:	2016
	Term expires:	2021
	Principal occupation:	Chief Executive Officer of FEMSA.
	Other directorships:	Member of the board of directors of FEMSA, Grupo Lamosa, S.A.B. de C.V., Universidad Tec Milenio and Grupo Coppel, S.A. de C.V.
	Business experience:	He held the position of Chief Financial and Corporate Officer of FEMSA from 2016 to 2018 and Chief Executive Officer of FEMSA Comercio from 2004 to 2016. Also, he held the positions of Planning and Control Officer of FEMSA from 1997 to 1999 and Chief Executive Officer of the Strategic Procurement Business Division of FEMSA from 2000 to 2003. He had a 20-year career in Alfa, S.A.B. de C.V. or Alfa and held the position of Chief Executive Officer of Terza, S.A. de C.V.
	Education:	Holds a degree in Mechanical Engineering from ITESM, an MBA from Cornell University and executive management studies at Instituto Panamericano de Alta Dirección de Empresa, or IPADE.

Luis Rubio Freidberg Independent Director	Born:	August 1955
	Gender:	Male
	First elected:	2015
	Term expires:	2021
	Principal occupation:	President of the board of directors of México Evalúa, Centro de Análisis de Políticas Públicas, A.C. and Consejo Mexicano de Asuntos Internacionales.
	Other directorships:	Member of the board of directors of Xanthrus, The India Fund, Inc., and The Tinker Foundation. Member of the Trilateral Commission and of the Halifax International Security Forum Agenda Working Group.
59

	Business experience:	He is a contributing editor of the newspaper Reforma and the author and editor of over fifty books. In the 1970s he was Planning Director at Citibank in Mexico and served as an adviser to Mexico’s Secretary of the Treasury.
	Education:	Holds a degree in Financial Administration, a multinational MBA and a Master’s degree and PhD in political science from Brandeis University.
	Alternate director:	Jaime A. El Koury (independent director)

Daniel Javier Servitje Montull Independent Director	Born:	April 1959
	Gender:	Male
	First elected:	1998
	Term expires:	2021
	Principal occupation:	Chief Executive Officer and Chairman of the board of directors of Bimbo.
	Other directorships:	Member of the board of directors of Grupo Financiero Banamex, S.A. de C.V., Instituto Mexicano para la Competitividad, A.C., and The Consumer Goods Forum. Member of Stanford GSB Advisory Council and Chairman of the board of directors of Corporación Aura Solar, S.A.P.I. de C.V. and Servicios Comerciales de Energía, S.A. de C.V.
	Business experience:	Served as Vice-President of Bimbo.
	Education:	Holds a degree in Business Administration from the Universidad Iberoamericana in Mexico and an MBA from the Stanford University Graduate School of Business.

José Luis Cutrale Director	Born:	September 1946
	Gender:	Male
	First elected:	2004
	Term expires:	2021
	Principal occupation:	Chairman of the board of directors of Sucocítrico Cutrale, Ltda.
	Other directorships:	Member of the board of directors of Cutrale North America, Inc., Cutrale Citrus Juice USA, Inc., Citrus Products, Inc. and Chiquita Brands International.
	Business experience:	Founding partner of Sucocítrico Cutrale, Ltda.
	Education:	Holds a degree in Business Administration.
	Alternate director:	José Henrique Cutrale

Luis Alfonso Nicolau	Born:	June 1961
Gutiérrez	Gender:	Male
Independent Director	First elected:	2018
	Term expires:	2021
	Principal occupation:	Partner at Ritch, Mueller, Heather y Nicolau, S.C. and member of the firm’s executive committee.
	Other directorships:	Member of the boards of directors of Morgan Stanley, Casa de Bolsa, S.A. de C.V. UBS Asesores México, S.A. de C.V., Grupo Posadas, S.A.B. de C.V. Ignia’s Public Fund (Fideicomiso Ignia), Gentera, Grupo Cementos de Chihuahua, S.A.B. de C.V., Grupo Coppel, S.A. de C.V. and KIO Networks. Member of the investment committee of Ignia Fund and Promotora Social México.
	Business experience:	Has been a partner at Ritch Mueller since 1990, specializes in mergers and acquisitions, debt and equity capital markets transactions and banking and finance. He is a leading expert in assisting underwriters and issuers in debt and equity offerings in Mexico and abroad. Also, he worked as a foreign associate for Johnson & Gibbs, Dallas and Shearman & Sterling, New York.
	Education:	Holds a Law degree from the Escuela Libre de Derecho and a Master in Law from Columbia University.

Series D Directors
José Octavio Reyes Lagunes Director	Born:	March 1952
	Gender:	Male
	First elected:	2016
	Term expires:	2021
	Principal occupation:	Retired.
	Other directorships:	Member of the board of directors and of the human resources and compensation committee of MasterCard Worldwide. Member of the board of directors and member of the social responsibility committee of Coca-Cola Hellenic Bottling Company.
	Business experience:	He began his career with The Coca-Cola Company in 1980 as Manager of Strategic Planning at Coca-Cola de México, was appointed Manager of the Sprite and Diet Coke brands at the corporate headquarters in Atlanta in 1987, became Marketing Director for the Brazil Division in 1990, was named Marketing and Operations Vice President of the Mexico Division and became President of the Mexico Division in 1996. He served as President of the Latin American Group of The Coca-Cola Company from 2002 to 2012 and as Vice-Chairman of The Coca-Cola Export Corporation from 2013 to 2014.
	Education:	Holds a degree in Chemical Engineering from the Universidad Nacional Autónoma de México and an MBA from ITESM.
	Alternate director:	Theresa Robin Rodgers Moore

John Murphy Director	Born:	February 1962
	Gender:	Male
	First elected:	2019
	Term expires:	2021
	Principal occupation:	Executive Vice President and Chief Financial Officer of The Coca-Cola Company.
	Other directorships:	Member of the board of directors of Coca-Cola Beverages Japan Holdings Inc., China Beverages Ltd. and Lindley Corporation.
	Business experience:	From 2016 to 2018 he served as president of the Asia Pacific Group of The Coca-Cola Company and from 2013 to 2016 as president of the South Latin business unit. Prior to this role, from 2008 to 2012, he was president of the Latin Center business unit. During his three-decade career with The Coca-Cola Company, he has held a variety of general management, finance and strategic planning roles.
	Education:	Holds a Bachelor’s degree in Business Studies from Trinity College in Dublin and a degree in professional accounting from the University College in Dublin. He is qualified as a chartered accountant of the Irish Institute of Chartered Accountants.
	Alternate director:	Sunil Krishna Ghatnekar

Charles H. McTier Independent Director	Born:	January 1939
	Gender:	Male
	First elected:	1998
	Term expires:	2021
	Principal occupation:	Retired.
	Business experience:	Was associated with the Robert W. Woodruff Foundation for over forty years, serving as its President from 1988-2006 and served as a trustee from 2006-2015. Served on the board of directors of nine U.S. Coca-Cola bottling companies in the 1970s and 1980s.
	Education:	Holds a Bachelor’s degree in Business Administration from Emory University.

James Leonard Dinkins Director	Born:	July 1962
	Gender:	Male
	First elected:	2020
	Term expires:	2021
	Principal occupation:	Senior Vice President of The Coca-Cola Company and President of Coca-Cola North America (CCNA).
	Other directorships:	Member of the board of directors of Fairlife, LLC.

	Business experience:	Joined The Coca-Cola Company in 1988 working in a variety of areas, including senior sales, marketing, operations, strategic planning, sports marketing, franchise leadership and general management. Served as President of the Minute Maid business unit and Chief Retail Sales Officer for CCNA. From 1999 to 2002, held senior management positions in the business services sector as Executive Vice President of Service Resources Inc., and was President of the Communications Division of The Profit Recovery Group International, Inc. Prior to joining The Coca-Cola Company in 1988, held various sales positions with Procter & Gamble.
	Education:	Holds an MBA from Emory University and a Bachelor’s degree in Business Administration from the University of Georgia.
	Alternate director:	Marie D. Quintero-Johnson

Series L Directors
Victor Alberto Tiburcio Celorio Independent Director	Born:	February 1951
	Gender:	Male
	First elected:	2018
	Term expires:	2021
	Principal occupation:	Independent consultant.
	Other directorships:	Member of the board of directors and member of the audit committee of FEMSA, Grupo Palacio de Hierro, S.A.B. de C.V., Grupo Financiero Scotiabank Inverlat, S.A. de C.V., Profuturo Afore, S.A. de C.V., Grupo Nacional Provincial S.A.B. and Fresnillo, PLC. Investor and member of the board directors of Tankroom, S.A.P.I. de C.V.
	Business experience:	Worked for over forty-three years at Mancera, S.C. (Ernst & Young Mexico), serving as partner for thirty three years and as Chief Executive Officer and Chairman of the board of directors for thirteen years until his retirement in 2013. He was chairman of the board of the Mexican Financial Reporting Standards and served as President of the Mexican Institute of Public Accountants.
	Education:	Holds a degree in Accounting from the Universidad Iberoamericana in Mexico and an MBA from Instituto Tecnológico Autónomo de México (ITAM).

Francisco Zambrano Rodríguez Independent Director	Born:	January 1953
	Gender:	Male
	First elected:	2003
	Term expires:	2021
	Principal occupation:	Managing Partner of FORTE Estate Planning S.C.
	Other directorships:	Alternate member of the board of directors of FEMSA. Co-Chief Executive Officer and member of the board of directors of Desarrollo Inmobiliario y de Valores, S.A. de C.V., Corporativo Zeta DIVASA, S.A.P.I. de C.V. and IPFC Inmuebles, S.A.P.I. de C.V. Member of the supervisory board of ITESM.
	Business experience:	Has extensive experience in investment banking and private investment services in Mexico, real estate projects, and as patrimonial and probate consultant.
	Education:	Holds a degree in Chemical Engineering from ITESM and an MBA from the University of Texas at Austin.

Alfonso González Migoya Independent Director	Born:	January 1945
	Gender:	Male
	First elected:	2006
	Term expires:	2021
	Principal occupation:	Business consultant and managing partner of Acumen Empresarial, S.A. de C.V.
	Other directorships:	Chairman of the board of directors of Invercap Holdings, S.A.P.I. de C.V. and member of the board of directors and of the audit and corporate practices committees of Nemak, S.A.B. de C.V. Member of the board of directors of FEMSA, Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (Volaris), Pinturas Berel, S.A. de C.V., Grupo Cuprum, S.A.P.I. de C.V., Bolsa Mexicana de Valores, S.A.B. de C.V., Regional, S.A.B. de C.V. and Servicios Corporativos Javer, S.A.B. de C.V.
	Business experience:	Served as Corporate Director of Alfa from 1995 to 2005 and as Chairman of the board of directors and Chief Executive Officer of Grupo Industrial Saltillo, S.A.B. de C.V. from 2009 to 2014.
	Education:	Holds a degree in Mechanical Engineering from ITESM and an MBA from the Stanford University Graduate School of Business.
62

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

Executive Officers

The following are the executive officers of our company:

John Anthony Santa Maria Otazua Chief Executive Officer	Born:	August 1957
	Gender:	Male
	Joined:	1995
	Appointed to current position:	2014
	Business experience with us:	Has served as our Strategic Planning and Business Development Officer and Chief Operating Officer of our Mexican operations. Has served as Strategic Planning and Commercial Development Officer and Chief Operating Officer of our South America division. He also has experience in several areas of our company, namely development of new products and mergers and acquisitions.
	Other business experience:	Has experience with different bottlers in Mexico in areas such as Strategic Planning and General Management.
	Education:	Holds a Bachelor’s degree in Business Administration and an MBA with a major in Finance from Southern Methodist University.

Constantino Spas Montesinos Chief Financial Officer	Born:	May 1970
	Gender:	Male
	Joined:	2018
	Appointed to current position:	2019
	Business experience with us:	Joined our company in 2018 as our Strategic Planning Officer.
	Other business experience:	Has 24 years of experience in the food and beverage sector in companies such as Grupo Mavesa and Empresas Polar in Venezuela, Kraft Foods, SAB Miller in Latin America and Bacardi y Compañía S.A. de C.V. in Mexico, holding different positions in marketing, as regional officer and as VP Managing Director.
	Education:	Holds a Bachelor’s Degree in Business Administration from Universidad Metropolitana in Caracas and an MBA from Emory University-Goizueta Business School in Atlanta, Georgia.

Xiemar Zarazua López Commercial Development Officer	Born:	June 1963
	Gender:	Male
	Joined:	2017
	Appointed to current position:	2019
	Business experience with us:	Joined our company in January 2017 as Chief Operating Officer of Mexico, and served as our Business Strategy Officer.
	Other business experience:	Has served for more than 30 years in The Coca-Cola Company in different positions including Chief Executive Officer of the Brazil Business Unit from 2008 to 2016 and Chief Executive Officer of the Latin America Business Unit from 2006 to 2008. He also served in different areas in Mexico and Central America.

	Education:	Holds a Bachelor’s degree in Economics from Universidad Autónoma de Nuevo León and Finance postgraduate studies from ITESM.
Karina Paola Awad Pérez Human Resources Officer	Born:	February 1968
	Gender:	Female
	Joined:	2018
	Appointed to current position:	2018
	Business experience with us:	Joined our company in 2018 as Human Resources Officer.
	Other business experience:	Has served for more than 25 years in several areas of human resources. In 2010, she occupied the position of Vice President of Human Resources for Wal-Mart Chile and in 2013 she was named Senior Vice President of Human Resources for Wal-Mart Mexico and Central America. She was member of the board of directors of Wal-Mart Chile from 2014 to 2016.
	Education:	Holds a degree in psychology from the Pontificia Universidad Católica de Chile and an MBA from the UAI de Chile.

José Ramón de Jesús Martínez Alonso Corporate Affairs Officer	Born:	July 1961
	Gender:	Male
	Joined:	2012
	Appointed to current position:	2016
	Business experience with us:	In 2012, he joined our company as Corporate Affairs Officer for Mexico and Central America division. He further occupied the position as Strategic Planning Officer for South America division and previous to his current position he occupied the position as Chief Operating Officer for Brazil.
	Other business experience:	More than 30 years of experience in the Coca-Cola system. He began his career at Panamco where he developed various activities related with the business operation including sugar production and concentrates. In 1994, he occupied the position as Operations Officer of Panamco in Mexico and the following year he occupied the position as Operations Officer of Panamco in Venezuela. From 2005 to 2012, he was Chief Executive Officer of the Asociación Mexicana de Embotelladores de Coca-Cola (ASCOCA).
	Education:	Holds a degree in Chemical Engineering from La Salle University, an MBA from IPADE and postgraduate studies in production administration from the Georgia Institute of Technology; Strategic Direction from Stanford University; and Finance Management from John E. Anderson Graduate School of the University of California, Los Angeles.

Rafael Ramos Casas Supply Chain and Engineering Officer	Born:	April 1961
	Gender:	Male
	Joined:	1999
	Appointed to current position:	2018
	Business experience with us:	Has served as Supply Chain Officer of FEMSA and OXXO. He held several positions in Propimex for our division in Mexico.
	Other business experience:	He has experience with a different bottler company in Mexico in positions such as Chief Operating Officer, Manufacturing Director and plant manager.
	Education:	Holds a degree in Biochemical Engineering with a minor in Administration and a Master’s degree in Business Administration of Agricultural Enterprises.

Washington Fabricio Ponce García Chief Operating Officer—Mexico	Born:	April 1968
	Gender:	Male
	Joined:	1998
	Appointed to current position:	2019
	Business experience with us:	Has served as head of our Asia division and as head of our Colombian operations. Has served as Managing Director of Central America, Philippines, Argentina, Brazil, Colombia and Strategic Planning Director for our operations in Latin America.
	Other business experience:	He worked for three years with Bain & Company.

	Education:	Holds a Master´s degree in Business Economics from INCAE, Costa Rica.
Eduardo Guillermo Hernández Peña Chief Operating Officer—Latin America	Born:	October 1965
	Gender:	Male
	Joined:	2015
	Appointed to current position:	2018
	Business experience with us:	Served as New Businesses Officer in 2016 and as Strategic Planning Officer in 2017.
	Other business experience:	From 2010 to 2011, he held several positions in the beer, wine and food business at Mavesa S.A. and Empresas Polar in Venezuela. From 2012 to 2015 he served as Executive Vice-President and Chief Executive Officer of Grupo Gloria.
	Education:	Holds a Bachelor’s degree in Business Administration from Universidad Metropolitana of Venezuela, a degree in Marketing from Harvard University and an MBA from Northwestern University.

Ian Marcel Craig García Chief Operating Officer—Brazil	Born:	May 1972
	Gender:	Male
	Joined:	1994
	Appointed to current position:	2016
	Business experience with us:	Has served as Chief Operating Officer of Argentina. Has served as Chief Financial Officer of our South America division, and also as Corporate Finance and Treasury Director of Coca-Cola FEMSA.
	Other business experience:	Within the group he has worked in a Corporate Finance position and Beer Division Supply Chain position. Also, he worked in other companies in the area of strategic planning.
	Education:	Holds a Bachelor’s degree in Industrial Engineering from ITESM, an MBA from the University of Chicago Booth School of Business and a Master’s degree in International Commercial Law from ITESM.

Rafael Alberto Suárez	Born:	April 1960
Olaguibel	Gender:	Male
Information Technology and	Joined:	1986
Transformation	Appointed to current
Officer	position:	2019
	Business experience with us:	Has served as Operational Integration Officer, Chief Operating Officer of Latin America and South America Divisions, New Business and Commercial Development Officer, Chief Operating Officer of Latincentro Division, Commercial Planning and Strategic Development Officer, Chief Operating Officer of Mexico, Chief Operating Officer of Argentina, Distribution and Sales Director of Valley of Mexico and Marketing Director of Valley of Mexico.
	Other business experience:	Has worked as Franchises Manager and in other positions at The Coca-Cola Company in Mexico and as professor at ITESM.
	Education:	Holds a degree in Economics and an MBA from ITESM.

Compensation of Directors and Officers

For the year ended December 31, 2019, the aggregate compensation of all of our executive officers paid or accrued for services in all capacities was Ps.295 million. The aggregate compensation amount includes Ps.122 million of cash bonus awards and bonuses paid to certain of our executive officers pursuant to our incentive plan for stock purchases. See “—Bonus Program.”

The aggregate compensation for directors during 2019 was Ps.20.5 million. For each meeting attended in 2019, we paid US$13,000 to each director with foreign residence and US$9,000 to all other directors.

We paid US$5,000 to each of the members of the Audit, Finance and Planning and the Corporate Practices Committees per each meeting attended, and we paid US$6,500 to the chairman of the Audit Committee per meeting attended.

Our executive officers and senior executives participate in our benefit plans in the same terms as our other employees. Members of our board of directors do not participate in our benefit plans. As of December 31, 2019, amounts accrued for all employees under our pension and retirement plans were Ps.3,912 million, of which Ps.1,122 million are already funded.

Bonus Program

Cash-based payment bonus plan. This bonus plan is part of our short-term incentive plan for the benefit of all our executives, including executive officers and senior management. The program is based on a combination of global and individual key performance indicators established at the beginning of the year for each eligible participant in accordance with their level of responsibility. Currently, as instructed by the Corporate Practices Committee, fifty percent of the annual bonus is based on our company’s economic profit and the remaining fifty percent is based on a combination of individual goals, which include completion of certain special projects, critical success factors, and assessment of individual behaviors based on certain metrics.

The incentive plan target is expressed in months of salary and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded as a part of the income statement and are paid in cash the following year.

Share-based payment bonus plan. This stock bonus plan is part of our long-term incentive plan for the benefit of our executive officers and senior management. This plan uses as its main evaluation metric the Economic Value Added, or EVA methodology. Under the EVA stock incentive plan, eligible executive officers and senior management are entitled to receive a special annual bonus in cash, after withholding applicable taxes, to purchase FEMSA and Coca-Cola FEMSA shares traded in the Mexican Stock Exchange, based on the executive’s level of responsibility in the organization. We make a cash contribution to the administrative trust (which is controlled and consolidated by FEMSA) in the amount of the individual executive’s special bonus. The administrative trust then uses the funds to purchase FEMSA and Coca-Cola FEMSA shares (as instructed by the Corporate Practices Committee). The acquired shares are deposited in a trust, and the executive officers and senior management can access them one year after they are vested, at 33.0% per year over a three-year period. Seventy percent of the annual executive bonus under our stock incentive plan must be used to purchase our company’s shares and the remaining 30.0% must be used to purchase FEMSA shares.

During the years ended December 31, 2019, 2018 and 2017, the cash-based and share-based bonus expense paid to the elegible participants pursuant to our bonus programs amounted to Ps.940 million, Ps.659 million, and Ps.701 million, respectively.

Share Ownership

None of our directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock. See Note 18 to our consolidated financial statements.

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

Our board of directors is supported by committees, which are working groups approved at our annual shareholders meeting that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. The following are the three committees of the board of directors:

•	Planning and Finance Committee. The Planning and Finance Committee works with management to set our annual and long-term strategic and financial plans and monitors adherence to these plans. It is responsible for setting our optimal capital structure and recommends the appropriate level of borrowing as well as the issuance of securities. Financial risk management is another responsibility of the Planning and Finance Committee. Ricardo Guajardo Touché is the chairman of the Planning and Finance Committee. The other members include: Federico Reyes García, John Murphy, Enrique F. Senior Hernández and Miguel Eduardo Padilla Silva. The secretary non-member of the Planning and Finance Committee is Constantino Spas Montesinos, our Chief Financial Officer.
66

•	Audit Committee. The Audit Committee is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee (such appointment and compensation being subject to the approval of our board of directors); the internal auditing function also reports to the Audit Committee. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, we compensate the independent auditor and any outside advisor hired by the Audit Committee and provide funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. Victor Alberto Tiburcio Celorio is the chairman of the Audit Committee and the “audit committee financial expert.” Pursuant to the Mexican Securities Market Law, the chairman of the Audit Committee is elected at our shareholders meeting. The other members are: Alfonso González Migoya, Charles H. McTier and Francisco Zambrano Rodríguez. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards. The secretary non-member of the Audit Committee is José González Ornelas, vice-president of FEMSA’s internal corporate control department.
•	Corporate Practices Committee. The Corporate Practices Committee, which consists exclusively of independent directors, is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders meeting and include matters on the agenda for that meeting that it deems appropriate, approve policies on related party transactions, approve the compensation plan of the chief executive officer and relevant officers, and support our board of directors in the elaboration of related reports. The chairman of the Corporate Practices Committee is Daniel Javier Servitje Montull. Pursuant to the Mexican Securities Market Law, the chairman of the Corporate Practices Committee is elected at our shareholders meeting. The other members include: Jaime A. El Koury, Luis Rubio Freidberg, Luis A. Nicolau Gutiérrez, and two permanent non-member guests, Miguel Eduardo Padilla Silva and José Octavio Reyes Lagunes. The secretary non-member of the Corporate Practices Committee is Karina Paola Awad Pérez, our Human Resources Officer.

Employees

As of December 31, 2019, our headcount was as follows: 52,550 in Mexico and Central America, and 29,636 in South America. In the headcount, we include the employees of third party distributors. The table below sets forth headcount by category for the periods indicated:

	As of December 31,
	2019	2018(1)	2017(2)
Executives	862	999	940
Non-union	23,920	24,548	24,280
Union	48,195	48,350	47,132
Employees of third party distributors	9,209	9,467	7,284
Total	82,186	83,364	79,636

(1)	Includes employees of ABASA and Los Volcanes from May 2018, and Monresa from July 2018.
(2)	Excludes employees of KOF Philippines and KOF Venezuela for 2017.

As of December 31, 2019, approximately 58.64% of our employees, most of whom were employed in Mexico, were members of labor unions. We had 190 separate collective bargaining agreements with 108 labor unions. In general, we have a good relationship with the labor unions throughout our operations. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information.”

In the weeks leading up to this report, in response to the COVID-19 outbreak, we have taken preventive measures at our facilities to ensure continued operations and to keep our teams healthy and safe. As part of those preventive measures, we have advised our employees to reduce large gatherings and increase social distancing, and we have encouraged office-based employees to work from home. In addition, we have created and implemented internal protocols to respond to any suspected or diagnosed cases of COVID-19 among our workforce.

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

As of the date of this report, Blackrock, Inc. held 28,093,919 units, or 5.35% of the total amount of our units, which represented 84,281,757 Series B shares, or 5.35% of the total amount of our Series B shares, and 140,469,595 Series L shares, or 5.35% of the total amount of our Series L shares.

Our Series A shares, owned by FEMSA, are held in Mexico and our Series D shares, owned by The Coca-Cola Company, are held outside of Mexico.

As of the date of this report, we had approximately 20,237,944 ADSs outstanding, representing 38.5% of the total amount of our units, or 38.5% of the total amount of our Series B shares and 38.5% of the total amount of our Series L shares, held by approximately 307 registered holders (including The Depositary Trust Company) with registered addresses outside of Mexico.

The sellers of Vonpar contributed Ps.4,082 million of equity into a Mexican company, which company in turn was merged into Coca-Cola FEMSA on May 4, 2017 in exchange for approximately 27.9 million newly issued Series L shares. A portion of the purchase price was paid through the issuance and delivery of a three-year promissory note to the sellers for a total amount of 1,166 million Brazilian reais. The holders of the promissory note had an option, that could be exercised prior to the scheduled maturity of the promissory note but effective at the maturity of the note, to capitalize the Mexican peso amount equivalent to the outstanding principal amount of the promissory note into a recently incorporated Mexican company which would then be merged into Coca-Cola FEMSA in exchange for units of the company at a strike price of Ps.178.5 per unit. The holders of the promissory note did not exercise their option to capitalize the outstanding principal amount of the promissory note. On December 6, 2019, the promissory note matured and was paid in full. For further information see Note 21.8 to our consolidated financial statements.

The Shareholders Agreement

We operate pursuant to a shareholders agreement among two subsidiaries of FEMSA, The Coca-Cola Company and certain of its subsidiaries. This agreement, together with our bylaws, sets forth the basic rules pursuant to which we operate.

In February 2010, our main shareholders, FEMSA and The Coca-Cola Company, amended the shareholders agreement, and our bylaws were amended accordingly. The amendment mainly related to changes in the voting requirements for decisions on: (1) ordinary operations within an annual business plan and (2) appointment of the chief executive officer and all officers reporting to him, all of which may be taken by the board of directors by simple majority voting. Also, the amendment provided that payment of dividends, up to an amount equivalent to 20.0% of the preceding years’ consolidated net profits, may be approved by a simple majority of the voting capital stock and any payment of dividends above 20.0% of the preceding years’ consolidated net profits shall require the approval of a majority of the voting capital stock, which majority must also include a majority of the Series D shares. Any decision on extraordinary matters, as they are defined by our bylaws and which include any new business acquisition, business combinations or any change in the existing line of business, among other things, shall require the approval of the majority of the members of the board of directors, with the vote of two of the members appointed by The Coca-Cola Company.

Under our bylaws and shareholders agreement, our Series A shares, Series D shares and Series B shares are the only shares with full voting rights.

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
70

Cooperation Framework with The Coca-Cola Company

In July 2016, we announced a new, comprehensive cooperation framework with The Coca-Cola Company. This cooperation framework seeks to maintain a mutually beneficial business relationship over the long term, which will allow both companies to focus on continuing to drive the business forward and generate profitable growth. The cooperation framework contemplates the following main objectives:

•	Long-term guidelines in relationship economics: Concentrate prices for sparkling beverages in Mexico gradually increased from July 2017 through July 2019.
•	Other Concentrate Price Adjustments. Potential future concentrate price adjustments for sparkling beverages and flavored water in Mexico will consider investment and profitability levels that are beneficial both to us and The Coca-Cola Company.
•	Marketing and commercial strategies. We and The Coca-Cola Company are committed to implement marketing and commercial strategies, and productivity programs to maximize profitability. We believe that these initiatives will partially mitigate the effects of concentrate price adjustments.

Related Party Transactions

We believe that our transactions with related parties are on terms comparable to those that would result from arm’s length negotiations with unaffiliated parties and are reviewed and approved by our Corporate Practices Committee and our board of directors.

FEMSA

We regularly engage in transactions with FEMSA and its subsidiaries, including sales of our products. The aggregate amount of these sales was Ps.5,694 million, Ps.5,200 million and Ps.4,761 million in 2019, 2018 and 2017, respectively. Substantially all of these sales consist of sales to FEMSA Comercio, which operates OXXO, the chain of convenience stores.

We also purchase products and receive services from FEMSA and its subsidiaries. The aggregate amount of these purchases was Ps.7,756 million, Ps.8,878 million and Ps.7,773 million in 2019, 2018 and 2017, respectively. These amounts principally relate to raw materials, assets and services provided to us by FEMSA. In 2017, we renewed our service agreement with a subsidiary of FEMSA, which provides for the continued provision of administrative services relating to insurance, legal and tax advice, consulting and advisory services, relations with governmental authorities and certain administrative and internal auditing services that it has been providing since June 1993. In November 2000, we entered into a service agreement with a subsidiary of FEMSA, Solistica, S.A. de C.V., for the transportation of finished products from our bottling plants to our distribution centers within Mexico. Additionally, FEMSA, through its strategic businesses unit, provides logistics services, point-of-sale refrigeration solutions and plastics solutions to us in the countries where we operate.

We also purchase products from Heineken and its subsidiaries (in which FEMSA owns a non-controlling interest). The aggregate amount of these purchases was Ps.12,755 million, Ps.14,959 million and Ps.13,608 million in 2019, 2018 and 2017, respectively. These amounts principally relate to beer and other products.

We continue to distribute and sell Heineken beer products in our Brazilian territories pursuant to our agreement with Heineken Brazil. This agreement is scheduled to expire in 2022.

FEMSA is also a party to the understandings we have with The Coca-Cola Company relating to specified operational and business issues. A summary of these understandings is set forth under “—Major Shareholders—The Coca-Cola Memorandum.”

The Coca-Cola Company

We regularly engage in transactions with The Coca-Cola Company and its affiliates. We purchase all of our concentrate requirements for Coca-Cola trademark beverages from affiliates of The Coca-Cola Company. Total expenses charged to us by The Coca-Cola Company for concentrates were Ps.34,063 million, Ps.32,379 million and Ps.30,758 million (excluding expenses from KOF Philippines) in 2019, 2018 and 2017, respectively. Our company and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also makes contributions to us that we generally use for initiatives that promote volume growth of Coca-Cola trademark beverages, including the placement of coolers with retailers. We received contributions to our marketing expenses of Ps.2,274 million, Ps.3,542 million and Ps.4,023 million in 2019, 2018 and 2017, respectively.

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

We purchase products from Jugos del Valle, a Mexican joint business acquired together with The Coca-Cola Company, in the amount of Ps.2,863 million, Ps.2,872 million and Ps.2,604 million in 2019, 2018 and 2017, respectively, which is mainly related to certain juice-based beverages and dairy products that are part of our product portfolio. As of April 10, 2020, we held a 28.8% interest in Jugos del Valle.

We purchase products from Leão Alimentos, a Brazilian business acquired together with The Coca-Cola Company, in the amount of Ps.1,867 million, Ps.2,654 million and Ps.4,010 million in 2019, 2018 and 2017, respectively, which is mainly related to certain juice-based beverages and teas that are part of our product portfolio. As of April 10, 2020, we held a 24.7% indirect interest in Leão Alimentos.

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

In Mexico, we purchase sparkling beverages in cans from Industria Envasadora de Querétaro, S.A. de C.V., or IEQSA, in which, as of April 10, 2020, we held a 26.5% equity interest. We purchased Ps.682 million, Ps.596 million and Ps.804 million in sparkling beverages from IEQSA in 2019, 2018 and 2017, respectively. We also purchase sugar from Beta San Miguel and PIASA, both sugar-cane producers in which, as of April 10, 2020, we held a 2.7% and 36.4% equity interest, respectively. We purchased Ps.655 million, Ps.651 million and Ps.1,827 million in sugar from Beta San Miguel in 2019, 2018 and 2017, respectively. We purchased Ps.2,728 million, Ps.2,604 million and Ps.1,885 million in sugar from PIASA in 2019, 2018 and 2017, respectively. Until 2018, we purchased cans from Promotora Mexicana de Embotelladores, S.A. de C.V. or PROMESA, a cooperative of Coca-Cola bottlers, in which, as of April 10, 2020, we held a 35.0% interest. We purchased Ps.839 million in cans from PROMESA in 2017. We stopped purchasing cans from PROMESA in 2018.

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

See Notes 7 and 15 to our consolidated financial statements for more information on our related party transactions, including transactions with parties that fall within the related party definition pursuant to IFRS rules.

Item 8.	Financial Information

Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements” beginning on page F-1.

Dividend Policy

For a discussion of our dividend policy, see “Item 3. Key Information—Dividends and Dividend Policy.”

Significant Changes

Except as disclosed under “Item 5. Operating and Financial Review and Prospects—General—Outbreak of Novel Coronavirus COVID-19” and “Item 5. Operating and Financial Review and Prospects—General—Recent Developments Related to our Indebtedness” no significant changes have occurred since the date of the annual financial statements included in this annual report.

Legal Proceedings

We are party to various legal proceedings in the ordinary course of business, including with regard to antitrust, labor, tax and commercial matters. We believe we have appropriate reserves for these litigation proceedings as of December 31, 2019. Other than as disclosed in this annual report, we are not currently involved in any litigation or arbitration proceeding, including any proceeding that is pending or threatened of which we are aware, which we believe will have, or has had, a material adverse effect on our company. Other legal proceedings that are pending against or involve us and our subsidiaries are incidental to the conduct of our and their business. We believe that the ultimate resolution of such other proceedings individually or in an aggregate basis will not have a material adverse effect on our consolidated financial condition or results. For further information, see Notes 25.2.1, 26.6 and 26.7 to our consolidated financial statements.

Mexico

Waste Management Legislative Reform. On June 28, 2019, the government of the state of Oaxaca, Mexico amended the Law for the Prevention and Integral Management of Solid Waste (Ley para la Prevención y Gestión Integral de los Residuos Sólidos) to prohibit the use, sale and distribution of single-use PET bottles for water and all other beverages in the state of Oaxaca. As a result of this amendment, on July 30, 2019, two of our Mexican subsidiaries filed a legal recourse against the amended law that is still pending resolution.

Brazil

Arbitration with Heineken Brazil. In July 2017, Heineken Brazil issued a notice of termination with respect to the agreement under which we distribute and sell Heineken beer products in our Brazilian territories. Because the agreement is scheduled to expire in 2022, this dispute was submitted to an arbitration proceeding. On October 31, 2019, the arbitration tribunal issued an award confirming that the distribution agreement pursuant to which we distribute Kaiser’s portfolio in Brazil, including Heineken beer, shall continue in full force and effect until and including March 19, 2022.

Arbitration with Unilever Brazil. In May 2018, Unilever Brazil notified us of its decision to add certain charges to the selling price of AdeS products under the supply agreement with us and other Brazilian bottlers. We and the other Brazilian bottlers disagreed with such charges, and an arbitration proceeding was brought by Unilever Brazil against us and the other Brazilian bottlers. The arbitration panel has been installed, and the process is currently ongoing. An unfavorable outcome in this proceeding could have an adverse impact on our Brazilian AdeS business.

Legal proceeding against Heineken Brazil. In January 2020, our Brazilian subsidiary, together with the Brazilian association of Coca-Cola bottlers and other Brazilian bottlers, filed a lawsuit against Heineken and Heineken Brazil seeking indemnification and asserting the right to distribute beer Kirin as part of our Heineken portfolio in Brazil.

Item 9.	The Offer and Listing

ADSs representing our units are listed and trade on the NYSE, and our units are listed and trade on the Mexican Stock Exchange. Each ADS represents 10 units, each unit consisting of 3 Series B shares and 5 Series L shares, in each case deposited under the deposit agreement with the ADS depositary, as amended. Our 2.750% Senior Notes due 2030 are also listed and trade on the NYSE. For more information about our securities, see Exhibit 2.12—Description of Securities Registered under Section 12 of the Exchange Act.

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

Bylaws

The following is a summary of the material provisions of our bylaws and applicable Mexican law. The most recent amendments to our bylaws were approved on January 31, 2019 and March 8, 2019. For a description of the provisions of our bylaws relating to our board of directors and executive officers, see “Item 6. Directors, Senior Management and Employees.”

The main changes made to our bylaws on January 31, 2019 were the following:

•	Article 6 was amended to:
•	include the number of shares of our minimum fixed capital stock issued as a result of the Stock Split approved in the shareholders meeting held on such date;
•	modify the limitations on share ownership of Series A shares from representing no less than 51.0% of the outstanding common shares with full voting rights to representing no less than 50.1% of the outstanding common shares with full voting rights;
•	modify the limitations on share ownership of Series B shares and Series D shares from jointly representing no more than 49.0% of the outstanding common shares with full voting rights to representing no more than 49.9% of the outstanding common shares with full voting rights; and
•	include the possibility to unwind in 2024 the units of shares allowing Series B shares and Series L shares to trade separately, through a special shareholders meeting that will require 75.0% of each of the Series B shares and the Series L shares to be present or represented at the meeting, and the favorable vote of holders that represent 51.0% of each of the Series L shares and Series B shares, such unwind becoming effective one year after the approval.
•	Several other articles were amended to implement and give effect to the issuance of our units, each unit being comprised of 3 Series B shares and 5 Series L shares.
•	Article 26 was amended to provide that the shareholders meeting will determine which series of shares is to reduce the number of directors that such series is entitled to appoint; provided that, the number of directors entitled to be appointed by holders of Series D shares shall remain unchanged, unless otherwise agreed.

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

Organization and Register

We were incorporated on October 30, 1991, as a stock corporation with variable capital (sociedad anónima de capital variable) in accordance with the Mexican General Corporations Law (Ley General de Sociedades Mercantiles). On December 5, 2006, we became a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable) and amended our bylaws in accordance with the Mexican Securities Market Law. We were registered in the Public Registry of Property and Commerce (Registro Público de la Propiedad y del Comercio) of Monterrey, Nuevo León, Mexico on November 22, 1991 under commercial file number 2986, folio 171, volume 365, third book of the commercial section. In addition, due to the change of address of our company to Mexico City, we have also been registered in the Public Registry of Property and Commerce of Mexico City since June 28, 1993 under commercial file number 176,543.

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
75

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

The quorum for ordinary and extraordinary meetings at which holders of Series L shares are not entitled to vote is 76.0% of the holders of our fully subscribed and paid voting shares. Resolutions adopted at such ordinary or extraordinary shareholders meetings are valid when adopted with the affirmative vote of holders of at least a majority of our fully subscribed and paid voting shares voting (and not abstaining) at the meeting, including the affirmative vote of holders of a majority of the Series D shares. However, for a shareholders meeting to vote on a payment of dividends in an amount not to exceed 20.0% of the preceding years’ consolidated net profits, the approval of our financial statements for the preceding fiscal year with an unqualified auditor’s opinion, or our normal operations plan, our bylaws only require a quorum of a majority of our fully subscribed and paid voting shares and resolutions are validly adopted at such meeting with the affirmative vote of a majority of the holders of our voting shares voting (and not abstaining) at the meeting.

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

The quorum for an extraordinary meeting at which holders of Series L shares are entitled to vote is 82.0% of all of our fully subscribed and paid shares, and resolutions issued at such extraordinary meeting are valid when adopted with the affirmative vote of holders of at least a majority of our fully subscribed and paid shares voting (and not abstaining) at the meeting. The following matters may be approved in such a meeting:

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

Other Provisions

Authority of the Board of Directors. The board of directors is our main managing body and is authorized to take any action in connection with our operations not expressly reserved to our shareholders. Pursuant to our bylaws, the board of directors must approve, observing at all moments their duty of care and duty of loyalty, among other matters the following:

•	any related party transactions outside the ordinary course of our business;
•	significant asset transfers or acquisitions;
•	guarantees or collateral that represent more than 30.0% of our consolidated assets;
•	appointment of officers and managers deemed necessary, as well as the creation of the necessary committees;
•	the annual business plan and the five-year business plan and its modifications;
•	internal policies;
•	the compensation of our chief executive officer and the senior management reporting to the chief executive officer; and
•	other transactions that represent more than 1% of our consolidated assets.

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

See “Item 6. Directors, Senior Management and Employees—Directors” and “Item 6. Directors, Senior Management and Employees—Board Practices and Committees.”

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
79

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

Liquidation. Upon our liquidation, one or more liquidators may be appointed to wind up our affairs. All fully paid and outstanding shares of capital stock (including Series L and Series B shares) will be entitled to participate equally in any distribution upon liquidation. Shares that are only partially paid will be entitled to participate in any distribution upon liquidation in the proportion that they have been paid at the time of liquidation. There are no liquidation preferences for any series of our shares.

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

In July 2015, we executed new agreements with DXC Technology (formerly Hewlett Packard) for the outsourcing of technology services in all of our territories. These agreements are valid until July 2020 and, subject to the approval of our board of directors, will be renewed until 2023.

In 2016 and 2017, we entered into certain distribution agreements with Monster Energy Company to sell and distribute Monster trademark energy drinks in most of our territories. These agreements have a ten-year term and are automatically renewed for up to two five-year terms.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder of our units or ADSs generally is subject to taxation at the preferential rates applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid to holders of our units or ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules, or the dividends are paid with respect to ADSs that are readily tradable on an established U.S. securities market and (2) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2019 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2019 taxable year.

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

Specified Foreign Financial Assets. Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the units and ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the units or ADSs, including the application of the rules to their particular circumstances.

Taxation of Stock Split. U.S. holders are not expected to have recognized gain or loss as a result of the Stock Split. A U.S. holder’s basis in the units (or ADSs) held immediately after the Stock Split should be the same as the basis of the Series L shares (or ADSs) it held immediately prior to the Stock Split. A U.S. holder’s holding period in the units (or ADSs) held immediately after the Stock Split should include its holding period for the Series L shares (or ADSs) held immediately prior to the Stock Split.

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2019, we had total indebtedness of Ps.69,977 million, of which 82.9% bore interest at fixed interest rates and 17.1% bore interest at variable interest rates. After giving effect to our swap contracts, as of December 31, 2019, 17.1% (or 12.4% calculated based on the weighted average life of our outstanding debt), was variable-rate. The interest rate on our variable rate debt denominated in Mexican pesos has historically been determined by reference to the TIIE; the interest rate on our variable rate debt denominated in Colombian pesos is generally determined by reference to the Banking Reference Index, or IBR; the interest rate on our variable rate debt denominated in Argentine pesos is generally determined by reference to the Buenos Aires Deposits of Large Amounts Rate, or BADLAR; and the interest rate on our variable rate debt denominated in Brazilian reais is generally determined by reference to the Brazilian Interbank Deposit Rate (Certificado de Depósitos Interfinanceiros). If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our financial instruments that are sensitive to changes in interest rates, without giving effect to interest rate swaps. The table presents weighted average interest rates by expected contractual maturity dates. Weighted average variable rates are based on the reference rates on December 31, 2019, plus spreads, contracted by us. The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos, Brazilian reais, Colombian pesos, Argentine pesos and Uruguayan pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, converted at an exchange rate of Ps.18.85 Mexican pesos per U.S. dollar reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2019.

The table below also includes the fair value of long-term debt based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities. Furthermore, the fair value of long-term notes payable is based on quoted market prices on December 31, 2019. As of December 31, 2019, the fair value represents a profit amount of Ps.72 million.

Principal by Year of Maturity

	As of December 31, 2019							As of December 31, 2018
	2020	2021	2022	2023	2024 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value

Short and Long-Term Debt and Notes:
Fixed Rate Debt and Notes
U.S. dollars (Notes)	9,421	—	—	16,840	11,314	37,575	41,231	39,204
Interest Rate(1)	4.63%	—	—	3.88%	5.25%	4.48%	—	4.48%
U.S. dollars (Financial Leasing)	—	—	—	—	—	—	—	10
Interest Rate(1)	—	—	—	—	—	—	—	3.28%
Mexican pesos (Certificados Bursátiles)	—	2,499	—	7,496	8,489	18,484	17,879	18,481
Interest Rate(1)	—	8.27%	—	5.46%	7.87%	6.95%	—	6.74%
Brazilian reais (Bank Loans)	118	72	61	35	23	309	309	522
Interest Rate(1)	6.05%	6.05%	6.05%	6.05%	6.05%	6.05%	—	5.95%
Colombian pesos (Bank Loans)	230	—	—	—	—	230	230	—
Interest Rate(1)	4.37%	—	—	—	—	4.37%	—	—
Uruguayan pesos (Bank Loans)	541	788	—	—	—	1,329	1,390	1,344
Interest Rate(1)	10.32%	9.93%	—	—	—	10.09%	—	10.14%
Argentine pesos (Bank Loans)	126	—	—	—	—	126	126	157
Interest Rate(1)	63.50%	—	—	—	—	63.50%	—	36.75%
Total Fixed Rate	10,436	3,359	61	24,371	19,826	58,053	61,165	64,371

	As of December 31, 2019							As of December 31, 2018
	2020	2021	2022	2023	2024 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
	(in millions of Mexican pesos, except percentages)
Variable Rate Debt
U.S. dollars (Bank Loans)	—	—	—	—	—	—	—	4,025
Interest Rate(1)	—	—	—	—	—	—	—	3.34%
Mexican pesos (Certificados Bursátiles)	—	—	1,459	—	—	1,459	1,500	1,497
Interest Rate(1)	—	—	7.99%	—	—	7.99%	—	8.61%
Mexican pesos (Bank Loans)	—	—	—	—	9,358	9,358	9,401	10,100
Interest Rate(1)	—	—	—	—	8.20%	8.20%	—	8.56%
Brazilian reais (Bank Loans)	184	52	6	—	—	242	242	505
Interest Rate(1)	7.82%	7.82%	7.82%	—	—	7.82%	—	9.53%
Brazilian reais (Note Payable)	—	—	—	—	—	—	—	5
Interest Rate(1)	—	—	—	—	—	—	—	0.40%
Argentine pesos (Bank Loans)	32	—	—	—	—	32	32	—
Interest Rate(1)	54.25%	—	—	—	—	54.25%	—	—
Colombian pesos (Bank Loans)	833	—	—	—	—	833	833	1,302
Interest Rate(1)	5.12%	—	—	—	—	5.12%	—	5.64%
Total Variable Rate	1,049	52	1,465	—	9,358	11,924	12,008	17,434
Total Debt	11,485	3,411	1,526	24,371	29,184	69,977	72,291	81,805

	As of December 31, 2019							As of December 31, 2018
	2020	2021	2022	2023	2024 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
	(in millions of Mexican pesos, except percentages)
Derivative Financial Instruments:
Cross-Currency Swaps (Mexican pesos)	—	—	—	—	—	—	(1,093)	—
Notional to pay	9,769	—	—	1,717	7,048	18,533	—	18,533
Notional to receive	9,423	—	—	1,696	6,596	17,714	—	18,503
Interest pay rate	9.12%	—	—	9.05%	9.67%	9.32%	—	9.32%
Interest receive rate	4.63%	—	—	3.88%	4.00%	4.32%	—	4.32%
Cross-Currency Swaps (Brazilian reais)	—	—	—	—	—	—	141	—
Notional to pay	3,692	—	—	8,986	—	12,677	—	21,331
Notional to receive	4,365	—	—	9,046	—	13,411	—	22,694
Interest pay rate	5.32%	—	—	9.52%	—	—	—	—
Interest receive rate	2.90%	—	—	3.88%	—	—	—	—
Interest Rate Swaps (Brazilian reais)	4,365	—	—	—	—	4,365	(142)	12,607
Interest pay rate	8.34%	—	—	—	—	—	—	—
Interest receive rate	5.32%	—	—	—	—	—	—	—

(1)	Interest rates are weighted average contractual annual rates.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to our variable-rate financial instruments held during 2019 would have increased our interest expense by Ps.55 million, or 1.0% over our interest expense of 2019, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest rate swap and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies of each country where we operate, relative to the U.S. dollar. In 2019, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency in 2019

Currency	%
Mexican peso	47.0
Colombian peso	7.0
Argentine peso	3.5
Brazilian real	31.7
Central America(1)	9.2
Uruguayan peso	1.8

(1)	Includes Guatemalan Quetzales, Nicaraguan Cordobas, Costa Rican Colones and Panamanian Balboas.
86

We estimate that approximately 19.0% of our consolidated costs of goods sold are denominated in or linked to the U.S. dollar. Substantially all of our costs denominated in a foreign currency, other than the functional currency of each country where we operate, are denominated in U.S. dollars. During 2019, we entered into forwards and options to hedge part of our Mexican peso, Brazilian real, Colombian peso, and Argentine peso fluctuation risk relative to our raw material costs denominated in U.S. dollars. These instruments are considered hedges for accounting purposes. As of December 31, 2019, 68.21% of our indebtedness was denominated in Mexican pesos, 18.82% in Brazilian reais, 9.34% in U.S. dollars, 1.89% in Uruguayan pesos, 1.51% in Colombian pesos and 0.22% in Argentine pesos (including the effects of our derivative contracts as of December 31, 2019, including cross currency swaps from U.S. dollars to Mexican pesos and U.S. dollars to Brazilian reais). Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency-denominated operating costs and expenses and of the debt service obligations with respect to our foreign currency-denominated debt. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency denominated-indebtedness is increased. See also “Item 3. Key Information—Risk Factors—Depreciation of the local currencies of the countries where we operate relative to the U.S. dollar could adversely affect our financial condition and results.”

A hypothetical and instantaneous 10.0% depreciation in the value of each local currency in the countries where we operate relative to the U.S. dollar occurring on December 31, 2019, would have resulted in a foreign exchange gain of Ps.448 million, based on our U.S. dollar-denominated indebtedness, cross-currency swap agreements and U.S. dollar cash balance.

As of April 10, 2020, the currencies of all the countries where we operate have appreciated or depreciated relative to the U.S. dollar compared to December 31, 2019 as follows:

	Exchange Rate As of April 10, 2020	Depreciation or (Appreciation)
Mexico	23.42	24.18%
Guatemala	7.71	0.09%
Nicaragua	34.12	0.82%
Costa Rica	575.12	(0.24)%
Panama	1.00	0.00%
Colombia	3,886.79	18.60%
Brazil	5.08	25.98%
Argentina	65.16	8.80%
Uruguay	43.15	15.65%

A hypothetical, instantaneous and unfavorable 10.0% devaluation in the value of the currencies of each of the countries where we operate relative to the U.S. dollar as of December 31, 2019, would produce a reduction in equity of approximately the following amounts:

Reduction in Equity
(in millions of Mexican pesos)
Mexico	(764)
Colombia	578
Brazil	5,171
Argentina	221
Central America(1)	1,023
Uruguay	265

(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.

Equity Risk

As of December 31, 2019, we did not have any equity derivative agreements.

Commodity Price Risk

In 2019, we entered into futures contracts to hedge the cost of sugar and aluminum in Brazil and we entered into forwards contracts to hedge the cost of aluminum and PET resin in Mexico. The notional value of the sugar hedges was Ps.1,652 million as of December 31, 2019, with a positive fair value of Ps.68 million with maturities in 2020. The notional value of the aluminum hedges was Ps.394 million as of December 31, 2019, with a positive fair value of Ps.4 million with maturities in 2020, and the notional values of the PET resin hedges was Ps.320 million as of December 31, 2019, with a negative value of Ps.28 million with maturities in 2020. See Note 21 to our consolidated financial statements.

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

Direct and indirect reimbursements by the depositary

The depositary may reimburse us for certain expenses we incur in connection with the ADS program, subject to a ceiling agreed between us and the depositary. These reimbursable expenses may include listing fees and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2019, this amount was US$190,560.20.

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

(c) Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Coca-Cola FEMSA, S.A.B. de C.V.

Opinion on internal Control over Financial Reporting

We have audited Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion, Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (“the Company”) maintained, in all material respects, effective internal control over financial reporting, as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes, and our report dated April 17, 2020, expressed an unqualified opinion thereon.

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

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standard Board (IFRS). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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
April 17, 2020

(d) Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table summarizes the aggregate fees billed to us by Mancera, S.C. and other Ernst & Young practices (collectively, Ernst & Young) during the fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017:

	Year Ended December 31,
	2019	2018	2017
	(in millions of Mexican pesos)
Audit fees	74	80	77
Audit-related fees	10	11	10
Tax fees	9	16	7
Total fees	93	107	94

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

All Other Fees. For the years ended December 31, 2019, 2018 and 2017, there were no other fees.

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

We did not directly purchase any of our equity securities in 2019. The following table presents purchases of units consisting of 3 Series B shares and 5 Series L shares in 2019 by trusts that FEMSA administers in connection with our bonus incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees—Bonus Program.”

Purchases of Equity Securities

	Total Number of Units Purchased by trusts that FEMSA administers in connection with our bonus incentive plans	Average Price Paid per Unit	Total Number of Units Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Units that May Yet Be Purchased Under the Plans or Programs
Total	985,535	116.72	—	—
Item 16.F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G.	Corporate Governance

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

Compensation committee: A compensation committee composed entirely of independent directors is required. As a “controlled company,” we would be exempt from this requirement if we were a U.S. issuer.	Compensation committee: We do not have a committee that exclusively oversees compensation issues. Our Corporate Practices Committee, composed entirely of independent directors, reviews and recommends management compensation programs in order to ensure that they are aligned with shareholders’ interests and corporate performance.
92

NYSE Standards	Our Corporate Governance Practices
Audit committee: Listed companies must have an audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the NYSE independence standards.	Audit committee: Mexican law requires us to have an Audit Committee with at least three members. We have an Audit Committee of four members. As required by the Mexican Securities Market Law, each member of the Audit Committee is an independent director, and its chairman is elected by our shareholders meeting.

Equity compensation plan: Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plan: Shareholder approval is not required under Mexican law or our bylaws for the adoption and amendment of an equity compensation plan. Such plans should provide for general application to all executives.

Code of business conduct and ethics: Corporate governance guidelines and a code of conduct and ethics are required, with disclosure of any waiver for directors or executive officers.	Code of business conduct and ethics: We have adopted a code of ethics, within the meaning of Item 16.B of SEC Form 20-F. Our code of ethics applies to our chief executive officer, chief financial officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at www.coca-colafemsa.com. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16.H.	Mine Safety Disclosure

Not applicable.

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits
(a)	List of Financial Statements

*	All supplementary schedules relating to the registrant are omitted because they are not required or because the required information, where material, is contained in the Financial Statements or Notes thereto.
93

(b)	List of Exhibits

Exhibit No.	Description

Exhibit 1.1	Amended and restated bylaws (Estatutos Sociales) of Coca-Cola FEMSA, S.A.B. de C.V., approved March 8, 2019 (English translation) (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form 8-A/A filed on April 10, 2019 (File No. 1-12260)).
Exhibit 2.1	Form of Amended and Restated Deposit Agreement by and among Coca-Cola FEMSA, S.A.B. de C.V., The Bank of New York Mellon, as ADS depositary and owners and beneficial owners of American Depositary Receipts (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 filed on April 1, 2019 (File No. 333-230650)).
Exhibit 2.2	Indenture dated as of February 5, 2010 among Coca-Cola FEMSA, S.A.B. de C.V., and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).
Exhibit 2.3	First Supplemental Indenture dated as of February 5, 2010 among Coca-Cola FEMSA, S.A.B. de C.V., and The Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A. (incorporated by reference to Exhibit 2.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).
Exhibit 2.4	Second Supplemental Indenture dated as of April 1, 2011 among Coca-Cola FEMSA, S.A.B. de C.V., Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V., as Guarantor, and The Bank of New York Mellon (incorporated by reference to Exhibit 2.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 17, 2011 (File No. 1-12260)).
Exhibit 2.5	Third Supplemental Indenture dated as of September 6, 2013 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), as existing guarantor, Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S. de R.L. de C.V., as additional guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No. 333-187275)).
Exhibit 2.6	Fourth Supplemental Indenture dated as of October 18, 2013 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S. de R.L. de C.V., as existing guarantors, Controladora Interamericana de Bebidas, S. de R.L. de C.V., as additional guarantor, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No.333-187275)).
Exhibit 2.7	Fifth Supplemental Indenture dated as of November 26, 2013 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish paying agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on December 5, 2013 (File No.1-12260)).
Exhibit 2.8	Sixth Supplemental Indenture dated as of January 21, 2014 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish paying agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on January 27, 2014 (File No.1-12260)).
Exhibit 2.9	Seventh Supplemental Indenture dated as of November 23, 2015 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V., as successor guarantor, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 2.9 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 15, 2016 (File No. 1-12260)).
Exhibit 2.10	Eighth Supplemental Indenture dated as of January 22, 2020 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V. and Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V., as guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on January 22, 2020 (File No. 1-12260)).

94

Exhibit No.	Description
Exhibit 2.11	Ninth Supplemental Indenture dated as of January 22, 2020 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V. and Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V., as guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent.
Exhibit 2.12	Description of Securities Registered Under Section 12 of the Exchange Act.
Exhibit 4.1	Amended and Restated Shareholders Agreement dated as of July 6, 2002, by and among Compañia Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., The Coca-Cola Company and The Inmex Corporation, (incorporated by reference to Exhibit 4.13 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).
Exhibit 4.2	First Amendment, dated May 6, 2003, to the Amended and Restated Shareholders Agreement, dated as of July 6, 2002, among Compañia Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., The Coca-Cola Company, The Inmex Corporation, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).
Exhibit 4.3	Second Amendment, dated as of February 1, 2010, to the to the Amended and Restated Shareholders Agreement, dated as of July 6, 2002, by and among Compañia Internacional de Bebidas, S.A. de C.V., Grupo Industrial Emprex, S.A. de C.V., The Coca-Cola Company, The Inmex Corporation and Dulux CBAI 2003 B.V. (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).
Exhibit 4.4	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the valley of Mexico (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).
Exhibit 4.5	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the valley of Mexico (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 33-67380)).†
Exhibit 4.6	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Exhibit 4.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).
Exhibit 4.7	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993
(File No. 33-67380)).†
Exhibit 4.8	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).
Exhibit 4.9	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Bajio, S.A. de C.V., and The Coca-Cola Company with respect to operations in Bajio, Mexico (English translation) (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).
Exhibit 4.10	Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).†
Exhibit 4.11	Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).†
Exhibit 4.12	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).†

95

Exhibit No.	Description
Exhibit 4.13	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).†
Exhibit 4.14	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).†
Exhibit 4.15	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).†
Exhibit 4.16	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).†
Exhibit 4.17	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA, S.A.B. de C.V. and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.40 to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 333-8618)).†
Exhibit 4.18	Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administración de Marcas S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Exhibit 10.3 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).
Exhibit 4.19	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.6 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).
Exhibit 4.20	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Exhibit 10.7 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).
Exhibit 4.22	Supply Agreement dated April 3, 1998, between Alpla Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).*†
Exhibit 4.23	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA, S.A.B. de C.V. and FEMSA Logística (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).†
Exhibit 4.24	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.8 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).
Exhibit 4.25	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 10.9 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).
Exhibit 4.26	Memorandum of Understanding, dated as of March 11, 2003, by and among Panamerican Beverages, S.A. de C.V., as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Exhibit 10.14 of Propimex’s (formerly Panamerican Beverages Inc.) Quarterly Report on Form 10-Q for the period ended March 31, 2003
(File No. 1-12290)).
Exhibit 7.1	The Coca-Cola Company memorandum, to Steve Heyer from José Antonio Fernández, dated December 22, 2002 (incorporated by reference to Exhibit 10.1 to FEMSA’s Registration Statement on Amendment No. 1 to the Form F-3 filed on September 20, 2004 (File No. 333-117795)).
Exhibit 8.1	Significant Subsidiaries.
Exhibit 12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 17, 2020.
Exhibit 12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 17, 2020.
Exhibit 13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 17, 2020.
Exhibit 15.1	Consent letter of Mancera, S.C., a member practice of Ernst & Young Global.
*	Portions of Exhibit 4.22 were omitted pursuant to a request for confidential treatment. Such omitted portions were filed separately with the Securities and Exchange Commission.
†	This was a paper filing, and is not available on the SEC website.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to long-term debt of Coca-Cola FEMSA, none of which authorizes securities in a total amount that exceeds 10.0% of the total assets of Coca-Cola FEMSA. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements upon request by the SEC.

96

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Coca-Cola FEMSA, S.A.B. de C.V.

	By:	/s/ Constantino Spas Montesinos
Constantino Spas Montesinos
Chief Financial Officer

Date: April 17, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Coca-Cola FEMSA, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (“the Company”) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 17, 2020 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of distribution rights and goodwill
Description of the Matter

At December 31, 2019, the Company has distribution rights and goodwill with an aggregate carrying value of approximately Ps. 107,088 million. As explained in Note 13 to the consolidated financial statements, distribution rights and goodwill are tested for impairment annually at the Cash Generating Unit (CGUs) level. Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value-in-use.

Auditing management’s annual distribution rights and goodwill impairment test was complex and highly judgmental due to the significant estimation required to determine the fair value for a CGU. In particular, the fair value estimate was sensitive to significant assumptions, such as the weighted average cost of capital, revenue growth rate, operating margin, working capital and terminal value, which are affected by expected future market or economic conditions, particularly those in emerging markets.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s distribution rights and goodwill impairment testing processes, including controls over management’s review of the significant assumptions described above, prospective financial information and the valuation model used to develop such estimates.

To test the estimated fair value of the Company’s CGUs, we performed audit procedures that included, among others, assessing methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. We assessed the historical accuracy of management’s estimates and projections by (i) comparing them to actual and obtaining appropriate explanations for the differences (ii) examining and challenging management’s support for the current estimates and projections (iii) comparing them to industry and economic trends and (iv) evaluating whether changes to the Company’s business model, customer base or product mix and other factors would significantly affect the prospective financial information and, thus the fair value of the CGUs that would result from changes in the assumptions, focusing mainly on the projected compound annual growth rates and weighted average cost of capital, mainly. We also involved our valuation specialist to assist in the evaluation of the significant assumptions and methodology used by the Company.

Furthermore, we assessed the related disclosures made in the consolidated financial statements.

Recoverability of deferred tax assets
Description of the Matter

As described in Note 25 to the consolidated financial statements, the Company had recognized deferred tax assets arising from net operating loss carryforwards (NOLs) of approximately Ps. 9,224 million and recoverable tax credits of approximately Ps.1,855 million. The NOLs were generated primarily by the Brazilian and Mexican operations and attributable to tax deductions of goodwill amortization generated from recent business acquisitions in Brazil and to remeasurement effects of foreign currency denominated borrowings by the Mexican entities. The recoverable tax credits correspond to income tax credits generated in Mexico arising from dividends received from foreign subsidiaries.

Auditing management’s assessment of the realizability of its deferred tax assets arising from NOLs and recoverable tax credits involved complex auditor judgment because management’s estimate of realizability is based on assessing the probability, timing and sufficiency of future taxable profits, expected reversals of taxable temporary differences and available tax planning opportunities that will create future taxable profits; these projections are sensitive because they can be affected by variabilities in management’s projections and future market and economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls that address the risks of material misstatement relating to the realizability of deferred tax assets, including controls over management’s projections of future taxable income, scheduled analysis of the future reversal of existing taxable temporary differences and the identification of available tax planning opportunities.

To test the realizability of deferred tax assets arising from NOLs and recoverable tax credits, we performed audit procedures, among others, on the review of management´s estimates of future taxable income in Brazil and Mexico by assessing the estimates underlying the prospective financial information, such as growth rates, discount rates, and other key assumptions and comparing them with the industry and economic trends and evaluating whether changes to the Company’s business model and other factors would significantly affect the prospective financial information. We involved our internal specialists in performing these procedures.

In addition, with the assistance of our tax professionals, we assessed the application of the tax laws, including the Company’s future tax planning opportunities and tested the Company´s scheduling of the timing and amounts of reversal of taxable temporary differences.

We also evaluated the related disclosures made in the consolidated financial statements.

Exclusion of the ICMS on federal sales taxes (PIS / COFINS) calculation basis
Description of the Matter

As disclosed in Note 25.2 to the consolidated financial statements, the Company recorded an asset within the recoverable taxes caption in the Consolidated Statement of Financial Position as of December 31, 2019, related to federal sales tax (“PIS and COFINS”) paid in prior years in Brazil. The amount resulted from a ruling in favor of the Brazilian subsidiary of the Company by the Brazilian Federal Supreme Court (STF) that stated that the inclusion of state value added taxes ICMS in the PIS and COFINS taxable basis is unconstitutional and, consequently, allowed the Brazilian subsidiary the right to claim the excess PIS and COFINS paid as credits following certain administrative procedures.

Recoverability of the taxes involves a significant degree of complexity in determining the amounts and related supporting documents required by the relevant authorities to substantiate the determination of the excess amount of PIS and COFINS and the proper timing of recognition.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over taxes, including controls over the determination of the recoverable amount of such credits and the evaluation when the recoverable tax credit is virtually certain.

Our audit procedures included, among others, the assessment of the legal, accounting and tax supporting documentation, including the assumptions and judgments made by management for the measurement and recoverability of the recorded tax credits by reviewing the court decision, inspecting tax evidence and documentation that supports the tax credit calculation, assessing the recoverability timeframe by corroborating management´s estimation to recover considering the amount of federal taxes expected to be paid in the near future, and inspecting the credits claim protocol documentation presented by the Company to the tax authorities, among other procedures. Additionally, we have engaged our tax professionals to support the audit team in performing the procedures mentioned above.

We also evaluated the related disclosures made in the consolidated financial statements.

Mancera, S.C.

A member practice of

Ernst & Young Global Limited

/s/ MANCERA, S.C.

We have served as the Company’s auditor since 2008

Mexico City, Mexico

April 17, 2020

F- 1

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Financial Position

At December 31, 2019 and 2018

In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps. )

	Note	December 2019 (1)	December 2019(2)		December 2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	$1,086	Ps.	20,491	Ps.	23,727
Trade receivables, net	7	821		15,476		14,847
Inventories	8	559		10,538		10,051
Recoverable taxes	25	401		7,567		6,038
Other current financial assets	9	57		1,076		805
Other current assets	9	87		1,648		2,022

Total current assets		3,011		56,796		57,490

Non-current assets:
Investments in other entities	10	517		9,751		10,518
Right-of-use assets	11	73		1,382		—
Property, plant and equipment, net	12	3,244		61,187		61,942
Intangible assets, net	13	5,941		112,050		116,804
Deferred tax assets	25	553		10,432		8,438
Other non-current financial assets	14	11		204		2, 123
Other non-current assets	14	321		6,037		6,472

Total non-current assets		10,660		201,043		206,297

TOTAL ASSETS		$13,671	Ps.	257,839	Ps.	263,787

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank loans and notes payable	19	$47	Ps.	882	Ps.	1,382
Current portion of non-current debt	19	562		10,603		10,222
Current portion of lease liabilities	11	26		483		—
Interest payable		23		439		497
Suppliers		1,052		19,832		19,746
Accrued liabilities		548		10,331		5,904
Taxes payable		379		7,156		7,207
Other current financial liabilities	26	68		1,284		566

Total current liabilities		2,705		51,010		45,524

NON CURRENT LIABILITIES:
Bank loans and notes payable	19	3,101		58,492		70,201
Post-employment and other non-current employee benefits	17	175		3,293		2,652
Non-current portion of lease liabilities	11	48		900		—
Deferred tax liabilities	25	200		3,771		2,856
Other non-current financial liabilities	26	101		1,897		1,376
Provisions and other non-current liabilities	26	465		8,791		9,428

Total non-current liabilities		4,090		77,144		86,513

TOTAL LIABILITIES		6,795		128,154		132,037

EQUITY:
Common stock	23	109		2,060		2,060
Additional paid-in capital		2,416		45,560		45,560
Retained earnings		4,020		75,820		71,270
Other equity instruments		(92)		(1,740)		(1,524)
Accumulated other comprehensive income		65		1,234		7,578

Equity attributable to equity holders of the parent		6,518		122,934		124,944

Non-controlling interest in consolidated subsidiaries	23	358		6,751		6,806

TOTAL EQUITY		6,876		129,685		131,750

TOTAL LIABILITIES AND EQUITY		$13,671	Ps.	257,839	Ps.	263,787

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2)	The Company initially adopted IFRS 16 on January 1, 2019 using the modified retrospective approach under which the comparative information is not restated. – See Note 2.4.1

The accompanying notes are an integral part of these consolidated statements of financial position.

Consolidated Income Statements

For the years ended December 31, 2019, 2018 and 2017

In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.) except for earnings per share amounts

	Note	2019 (1)	2019 (2)		2018		2017
CONTINUING OPERATIONS
Net sales		$10,198	Ps.	192,342	Ps.	181,823	Ps.	182,850
Other operating revenues	25	113		2,129		519		406

Total revenues		10,311		194,471		182,342		183,256
Cost of goods sold		5,671		106,964		98,404		99,748

Gross profit		4,640		87,507		83,938		83,508
Administrative expenses		447		8,427		7,999		7,693
Selling expenses		2,764		52,110		49,925		50,351
Other income	20	100		1,890		569		1,542
Other expenses	20	232		4,380		2,450		32,899
Interest expense	19	366		6,904		7,568		8,777
Interest income		65		1,230		1,004		791
Foreign exchange (loss) income, net		(17)		(330)		(277)		788
Gain on monetary position for subsidiaries in hyperinflationary economies		12		221		212		1,590
Market value (loss) income on financial instruments	21	(15)		(288)		(314)		246

Income (loss) before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		976		18,409		17,190		(11,255)
Income taxes	25	299		5,648		5,260		4,184
Share in the (loss) profit of equity accounted investees, net of taxes	10	(7)		(131)		(226)		60

Net income (loss) from continuing operations		670		12,630		11,704		(15,379)

Net income after tax from discontinued operations	5	—		—		3,366		3,725

CONSOLIDATED NET INCOME (LOSS)		$670	Ps.	12,630	Ps.	15,070	Ps.	(11,654)

Attributable to:
Equity holders of the parent- continuing operations		$642	Ps.	12,101	Ps.	10,936	Ps.	(16,058)
Equity holders of the parent- discontinued operations		—		—		2,975		3,256
Non-controlling interest- continuing operations		28		529		768		679
Non-controlling interest- discontinued operations		$—	Ps.	—	Ps.	391	Ps.	469

Net income (loss)		$670	Ps.	12,630	Ps.	15,070	Ps.	(11,654)

Earnings per share- Equity holders of the parent (U.S. dollars and Mexican pesos)(3):

Basic controlling interest net income (loss) from continuing operations	24	$0.04	Ps.	0.72	Ps.	0.65	Ps.	(0.96)
Basic controlling interest net income from discontinued operations	24	—		—		0.18		0.19
Diluted controlling interest net income (loss) from continuing operations	24	0.04		0.72		0.65		(0.96)

Diluted controlling interest net income from discontinued operations	24	—		—		0.18		0.19

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2)	The Company initially adopted IFRS 16 on January 1, 2019 using the modified retrospective approach under which the comparative information is not restated – See note 2.4.1
(3)	2018 and 2017 data have been revised for the effect of the March 22, 2019 eight to one stock split – See Note 23

The accompanying notes are an integral part of these consolidated income statements.

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2019, 2018 and 2017

In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	Note	2019 (1)	2019(2)		2018		2017
CONSOLIDATED NET INCOME (LOSS)		$670	Ps.	12,630	Ps.	15,070	Ps.	(11,654)

Other comprehensive income, net of taxes:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments, net of taxes	21	(44)		(835)		(437)		(266)
Exchange differences on the translation of foreign operations and associates		(296)		(5,579)		(7,234)		15,207

Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods		(340)		(6,414)		(7,671)		14,941

Items that will not be reclassified to profit or loss in subsequent periods:
Loss from equity financial asset classified at FVOCI		(11)		(216)		(1,039)		—

Re-measurements of the net defined benefit liability, net of taxes	17	(28)		(511)		259		28

Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods		(39)		(727)		(780)		28

Total other comprehensive (loss) income, net of tax		(379)		(7,141)		(8,451)		14,969

Consolidated comprehensive income for the year, net of tax		$291	Ps.	5,489	Ps.	6,619	Ps.	3,315

Attributable to:
Equity holders of the parent from continuing operations		$294	Ps.	5,541	Ps.	3,984	Ps.	841
Equity holders of the parent from discontinued operations		—		—		2,817		2,500
Non-controlling interest from continuing operations		(3)		(52)		(421)		146
Non-controlling interest from discontinued operations		—		—		239		(172)

Consolidated comprehensive income for the year, net of tax		$291	Ps.	5,489	Ps.	6,619	Ps.	3,315

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2)	The Company initially adopted IFRS 16 at January 1, 2019 using the modified retrospective approach under which the comparative information is not restated. – See Note 2.4.1

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019, 2018 and 2017

In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	Common stock		Additional paid-in capital		Retained earnings		Other equity instruments		Valuation of the effective portion of derivative financial instruments		Exchange differences on translation of foreign operations and associates		Remeasurements of the net defined benefit liability		Equity attributable to equity holders of the parent		Non- controlling interest		Total equity
Balances as of January 1, 2017		2,048		41,490		81,579		(485)		439		(2,377)		(557)		122,137		7,096		129,233

Consolidated net income (loss)		—		—		(12,802)		—		—		—		—		(12,802)		1,148		(11,654)
Other comprehensive loss, net of tax (excluding deconsolidation of Venezuela)		—		—		—		—		(192)		(9,778)		(10)		(9,980)		(1,174)		(11,154)
Deconsolidation of Venezuela (Note 3.3)		—		—		—		—		—		26,123		—		26,123		—		26,123
Other comprehensive (loss) income, net of tax		—		—		—		—		(192)		16,345		(10)		16,143		—		14,969
Total comprehensive income		—		—		(12,802)		—		(192)		16,345		(10)		3,341		(26)		3,315
Acquisition of Vonpar (Note 4)		12		4,070		—		—		—		—		—		4,082		—		4,082
Dividends declared		—		—		(6,991)		—		—		—		—		(6,991)		(1)		(6,992)
Consolidation of Philippines		—		—		—		—		—		—		—		—		11,072		11,072

Balances as of December 31, 2017	Ps.	2,060	Ps.	45,560	Ps.	61,786	Ps.	(485)	Ps.	247	Ps.	13,968	Ps.	(567)	Ps.	122,569	Ps.	18,141	Ps.	140,710

Accounting standard adoption effects		—		—		(75)		—		—		—		—		(75)		(12)		(87)
Adoption of IAS 29 for Argentina		—		—		2,686		—		—		—		—		2,686		—		2,686

Balances as of January 1, 2018	Ps.	2,060	Ps.	45,560	Ps.	64,397	Ps.	(485)	Ps.	247	Ps.	13,968	Ps.	(567)	Ps.	125,180	Ps.	18,129	Ps.	143,309

Consolidated net income		—		—		13,911		—		—		—		—		13,911		1,159		15,070
Other comprehensive (loss) income, net of tax		—		—		—		(1,039)		(396)		(5,897)		223		(7,109)		(1,342)		(8,451)
Total comprehensive Income		—		—		13,911		(1,039)		(396)		(5,897)		223		6,802		(183)		6,619
Dividends declared		—		—		(7,038)		—		—		—		—		(7,038)		—		(7,038)
Sale of Philippines operations		—		—		—		—		—		—		—		—		(11,140)		(11,140)

Balances as of December 31, 2018	Ps.	2,060	Ps.	45,560	Ps.	71,270	Ps.	(1,524)	Ps.	(149)	Ps.	8,071	Ps.	(344)	Ps.	124,944	Ps.	6,806	Ps.	131,750

Accounting standard adoption effects (see Note 2.4)		—		—		(114)		—		—		—		—		(114)		—		(114)
Balances as of January 1, 2019	Ps.	2,060	Ps.	45,560	Ps.	71,156	Ps.	(1,524)	Ps.	(149)	Ps.	8,071	Ps.	(344)	Ps.	124,830	Ps.	6,806	Ps.	131,636

Consolidated net income		—		—		12,101		—		—		—		—		12,101		529		12,630
Other comprehensive (loss) income, net of tax		—		—		—		(216)		(819)		(5,014)		(511)		(6,560)		(581)		(7,141)
Total comprehensive income (loss)		—		—		12,101		(216)		(819)		(5,014)		(511)		5,541		(52)		5,489
Dividends declared		—		—		(7,437)		—		—		—		—		(7,437)		(3)		(7,440)

Balances as of December 31, 2019	Ps.2,060		Ps.45,560		Ps.75,820		Ps. (1,740)		Ps.(968)		Ps.3,057		Ps. (855)		Ps.122,934		Ps.6,751		Ps.129,685

The accompanying notes are an integral part of these consolidated statements of changes in equity.

Consolidated Statements of Cash Flows

For the years ended December 31, 2019, 2018 and 2017

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	2019 (1)	2019(2)		2018		2017
OPERATING ACTIVITIES:
Income (loss) before income taxes from continuing operations	$969	Ps.	18,278	Ps.	16,964	Ps.	(11,195)
Adjustments for:
Non-cash operating (income) expenses	(128)		(2,409)		1,296		4,663
Depreciation	445		8,387		8,404		8,402
Depreciation right-of-use	29		555		—		—
Amortization	90		1,700		1,624		1,230
(Income) on disposal of long-lived assets	(2)		(42)		(178)		(129)
Write-off of long-lived assets	17		318		103		174
Share of the (profit) loss of associates and joint ventures accounted for using the equity method, net of taxes	7		131		226		(60)
Interest income	(65)		(1,230)		(1,004)		(791)
Interest expense	366		6,904		5,198		4,617
Foreign exchange loss (income), net	17		330		277		(788)
Non-cash movements in post-employment and other non-current employee benefits obligations	13		239		219		396
Impairment	50		948		432		1,843
Deconsolidation of Venezuela	—		—		—		26,333
Consolidation of Philippines	—		—		—		(2,996)
Monetary position gain, net	(12)		(221)		(212)		(1,591)
Market value loss on financial instruments	15		288		2,370		4,073
(Increase) decrease:							—
Accounts receivable and other current assets	(99)		(1,858)		(2,097)		(3,363)
Other current financial assets	(5)		(100)		(396)		(2,435)
Inventories	(60)		(1,140)		(1,386)		(688)
Suppliers and other accounts payable	304		5,726		1,666		3,668
Other liabilities	(12)		(231)		381		735
Employee benefits paid	(25)		(478)		(124)		(310)
Income taxes paid	(254)		(4,806)		(6,182)		(5,252)

Net cash flows generated from operating activities from continuing operations	1,660		31,289		27,581		26,536

Income before income taxes from discontinued operations	—		—		1,308		1,265

Net cash flows generated from operation activities from discontinued operations	—		—		654		5,435

INVESTING ACTIVITIES:
Acquisition and mergers, net of cash acquired (see Note 4)	—		—		(5,692)		26
Deconsolidation of Venezuela (see Note 3.3)	—		—		—		(170)
Proceed from sale of subsidiary, net of cash disposed	—		—		7,649		—
Interest received	65		1,230		1,004		791
Acquisitions of long-lived assets	(548)		(10,324)		(9,917)		(9,715)
Proceeds from the sale of long-lived assets	17		330		399		323
Acquisitions of intangible assets	(75)		(1,421)		(1,373)		(3,410)
Other non-current assets	1		12		18		(145)
Dividends received from investments in associates and joint ventures (Note 10)	—		1		8		33
Investments in financial assets, net	(30)		(572)		(387)		(1,443)

Net cash flows (used in) investing activities from continuing operations	$(570)	Ps.	(10,744)	Ps.	(8,291)	Ps.	(13,710)

Net cash flows (used in) investing activities from discontinued operations	$—	Ps.	—	Ps.	(962)	Ps.	2,820

FINANCING ACTIVITIES:
Proceeds from borrowings	569		10,736		15,426		12,488
Repayments of borrowings	(1,086)		(20,460)		(15,957)		(13,109)
Interest paid	(248)		(4,682)		(4,984)		(4,558)
Dividends paid	(394)		(7,440)		(7,038)		(6,992)
Interest paid on lease liabilities	(7)		(129)		—		—
Payments of leases	(26)		(492)		—		—
Other financing activities	(17)		(327)		(1,682)		(2,201)
Proceeds from issuing shares (see Note 4)	—		—		—		4,082

Net cash flows (used in) financing activities from continuing operations	(1,209)		(22,794)		(14,235)		(10,290)

Net cash flows (used in) financing activities from discontinued operations	—		—		(37)		(485)

Net increase (decrease) in cash and cash equivalents from continuing operations	(119)		(2,249)		5,055		2,536
Net increase (decrease) in cash and cash equivalents from discontinued operations	—		—		963		9,035
Cash and cash equivalents at the beginning of the period	1,258		23,727		18,767		10,476
Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies	(53)		(987)		(1,058)		(3,280)

Cash and cash equivalents at the end of the period	$1,086	Ps.	20,491	Ps.	23,727	Ps.	18,767

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2)	The Company initially adopted IFRS 16 at January 1, 2019 using the modified retrospective approach under which the comparative information is not restated. – See Note 2.4.1

The accompanying notes are an integral part of these consolidated statements of cash flows.

Notes to the Consolidated Statements

For the years ended December 31, 2019, 2018 and 2017

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

Note 1. Activities of the Company

Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA”) is a Mexican corporation, mainly engaged in acquiring, holding and transferring all types of bonds, shares and marketable securities. Coca-Cola FEMSA and its subsidiaries (the “Company”), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Brazil, Uruguay, Argentina and until November 2018 the Philippines.

Coca-Cola FEMSA is indirectly owned by Fomento Economico Mexicano, S.A.B. de C.V. (“FEMSA”), which holds 47.2% of its capital stock and 56% of its voting shares and The Coca-Cola Company (“TCCC”), which indirectly owns 27.8% of its capital stock and 32.9% of its voting shares. The remaining Coca-Cola FEMSA shares trade on the Bolsa Mexicana de Valores, S.A.B. de C.V. (BMV: KOF UBL) as series “L” shares which represents 15.6% of our common equity and its American Depositary Shares (“ADS”) (equivalent to ten series “L” shares) trade on the New York Stock Exchange, Inc (NYSE: KOF) as series “B” which represents 9.4% of our common equity. The address of its registered office and principal place of business is Mario Pani No. 100 Col. Santa Fe Cuajimalpa, Delegacion Cuajimalpa de Morelos, Mexico City, 05348, Mexico.

As of December 31, 2019 and 2018 the most significant subsidiaries which the Company controls are:

Company	Activity	Country	Ownership percentage 2019	Ownership percentage 2018
Propimex, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%
Controladora Interamericana de Bebidas, S. de R.L. de C.V.	Holding	Mexico	100.00%	100.00%
Spal Industria Brasileira de Bebidas, S.A.	Manufacturing and distribution	Brazil	96.06%	96.06%
Distribuidora y Manufacturera del Valle de México, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%
Servicios Refresqueros del Golfo y Bajío, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%

Note 2. Basis of Preparation

2.1 Statement of compliance

The consolidated financial statements of the Company as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer John Santa Maria Otazua and Chief Financial and Administrative Officer Constantino Spas Montesinos on February 25, 2020. These consolidated financial statements and notes were approved at the Company’s Board of Directors meeting on February 25, 2020 and by the Shareholders meeting on March 17, 2020. The accompanying consolidated financial statements were approved for issuance in the Company´s annual report on Form 20-F by the Company’s Chief Executive Officer and Chief Financial Officer on April 17, 2020 and subsequent events were considered through that date (Note 30).

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

The Company presents its consolidated statement of cash flows using the indirect method.

2.2.3 Convenience translation to U.S. dollars ($)

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position as of December 31, 2019 and the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2019 were converted into U.S. dollars at the exchange rate of Ps. 18.8600 per U.S. dollar as published by the Federal Reserve Bank of New York on December 31, 2019, the last date in 2019 for which information is available. This arithmetic conversion should not be construed a representation that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate. As of March 6, 2020 (the issuance date of these financial statements) such exchange rate was Ps. 20.1710 per U.S. dollar, a depreciation of 7.0% since December 31, 2019.

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

2.3.1.1 Impairment of indefinite lived intangible assets, goodwill and other depreciable long-lived assets

Intangible assets with indefinite live as well as goodwill are subject to impairment tests annually or whenever indicators of impairment are present. Impairment exists when the carrying value of an asset or cash generating unit (CGU) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales agreements in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. In order to determine whether such assets are impaired, the Company calculates an estimation of the value in use of the cash-generating units to which such assets have been allocated. Impairment losses are recognized in current earnings for the excess of the carrying amount of the asset or CGU and its value in use in the period the related impairment is determined.

The Company assesses at each reporting date or annually whether there is an indication that a depreciable long-lived asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. When the carrying amount of an asset or CGU in which the asset is assigned exceeds its recoverable amount, the asset or CGU is considered impaired and is written down to its recoverable amount, which is determined based on its value in use. In assessing value in use, the estimated future cash flows expected to be generated from the use of an asset or CGU are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If recent market transactions are not available, an appropriate valuation model is used. These calculations are corroborated by valuation multiples or other available fair value indicators. The key assumptions used to determine the recoverable amount for the Company’s CGUs, including a sensitivity analysis, are further explained in Notes 3.17 and 13.

2.3.1.2 Useful lives of property, plant and equipment and intangible assets with definite useful lives

Property, plant and equipment, including returnable bottles which are expected to provide benefits over a period of more than one year, as well as intangible assets with definite useful lives are depreciated/amortized over their estimated useful lives. The Company bases its estimates on the experience of its technical personnel as well as its experience in the industry for similar assets; see Notes 3.13, 12 and 13.

2.3.1.3 Post-employment and other non-current employee benefits

The Company regularly or annually evaluates the reasonableness of the assumptions used in its post-employment and other non-current employee benefit computations. Information about such assumptions is described in Note 17.

2.3.1.4 Income taxes

Deferred income tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Company recognizes deferred tax assets for unused tax losses and other credits and regularly reviews them for recoverability, based on its judgment regarding the probability of the expected timing and level of future taxable income, the expected timing of the reversals of existing taxable temporary differences and available tax planning strategies. See Note 25.

2.3.1.5 Tax, labor and legal contingencies and provisions

The Company is subject to various claims and contingencies related to tax, labor and legal proceedings as described in Note 26. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management periodically assesses the probability of loss for such contingencies, accrues a provision and/ or discloses the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a provision for the estimated loss. Management’s judgment must be exercised to determine the likelihood of such a loss and an estimate of the amount, due to the subjective nature of the loss.

2.3.1.6 Valuation of financial instruments

The Company is required to measure all derivative financial instruments at fair value.

The fair values of derivative financial instruments are determined considering quoted prices in recognized markets. If such instruments are not traded, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable data, recognized in the financial sector. The Company bases its forward price curves upon market price quotations. Management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of financial instruments, see Note 21.

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

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized and measured at their fair value, except when:

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

For each acquisition, management’s judgment must be exercised to determine the fair value of the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, applying estimates or judgments in techniques used, especially in forecasting CGU’s cash flows, in the computation of weighted average cost of capital (WACC) and estimation of inflation during the operation of intangible assets with indefinite life, mainly, distribution rights.

2.3.1.8 Investments in associates

If the Company holds, directly or indirectly, 20 per cent or more of the voting power of the investee, it is presumed that it has significant influence, unless it can be clearly demonstrated that this is not the case. If the Company holds, directly or indirectly, less than 20 per cent of the voting power of the investee, it is presumed that the Company does not have significant influence, unless such influence can be clearly demonstrated. Decisions regarding the propriety of utilizing the equity method of accounting for a less than 20 per cent-owned corporate investee require a careful evaluation of voting rights and their impact on the Company’s ability to exercise significant influence. Management considers the existence of the following circumstances, which may indicate that the Company is in a position to exercise significant influence over a less than 20 per cent-owned corporate investee:

•	representation on the board of directors or equivalent governing body of the investee;

•	participation in policy-making processes, including participation in decisions about dividends or other distributions;

•	material transactions between the Company and the investee;

•	interchange of managerial personnel; or

•	provision to the investee of essential technical information.

Management also considers the existence and effect of potential voting rights that are currently exercisable or currently convertible when assessing whether the Company has significant influence.

In addition, the Company evaluates the following indicators that provide evidence of significant influence:

•	the Company’s extent of ownership is significant relative to other shareholdings (i.e. a lack of concentration of other shareholders);

•	the Company’s significant shareholders, its parent, fellow subsidiaries, or officers of the Company, hold additional investment in the investee; and

•	the Company is a part of an investee’s board of director committees, such as the executive committee or the finance committee.

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

As also explained in Note 3.3 below, effective December 31, 2017 the Company deconsolidated its operations in Venezuela due to the political and economic environment in that country and began accounting for its investment under the fair value through other comprehensive income (FVOCI) method. Consequently beginning January 1, 2018, all changes in the fair value of the investment, including foreign currency translations differences have been recognized in other comprehensive income.

2.3.1.11 Leases

In connection with its accounting for arrangements that contain a lease, the Company, as a lessor considers information on assumptions and estimates that have a significant risk of resulting in an adjustment to the carrying value of right-of-use assets and lease liabilities, and related statement of income accounts, such as:

•

Determination of whether the Company is reasonably certain to exercise an option to extend a lease agreement or not to exercise an option to terminate a lease agreement before its termination date, considering all the facts and circumstances that create an economic incentive for the Company to exercise, or not, such options, taking into account whether the lease option is enforceable, when the Company has the unilateral right to apply the option in question.

•

Leases - Estimating the incremental borrowing rate IFRS 16. The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

2.4 Changes in accounting policies

The Company has applied the following amendments to the standards, which are effective for annual periods beginning on or after January 2019, their application has no significant effects:

2.4.1 IFRS 16 Leases

IFRS 16 Leases supersedes International Accounting Standard (IAS) 17, Leases, International Financial Reporting Interpretation Committee (IFRIC) 4, in determining whether an Arrangement contains a Lease, Standard Interpretation Committee (SIC) 15, Operating Leases-Incentives and SIC 27, evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model, recognizing a right-of-use asset reflecting its right to use the underlying asset and a related lease liability for its obligation to make lease payments during the lease term. The Company has modified its accounting policy for lease contracts as a result of the standard adoption, acting only as a lessee, as detailed in Note 2.4.1 and 3.18.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have a material impact for leases where the Company is the lessor.

The Company applied the modified retrospective approach, under which, the cumulative effect of initial application is recognized in retained earnings as from January 1st, 2019. The main changes on leases accounting policy is disclosed below.

•	Definition of a lease

Previously, the Company had determined at each contract inception whether an arrangement is or contains a lease under “IAS 17 – Leases” and “IFRIC 4 – Determining whether an arrangement contains a lease”. Under IFRS 16, the Company assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 2.4.1 and 3.18.

The Company elected to apply the transition practical expedient known as “Grandfather” which allows at the date of initial application to consider as a lease only those contracts previously identified as such in accordance with IAS 17 and IFRIC 4. Therefore, the definition of a lease under IFRS 16 applies only to those contracts entered into or modified on or after January 1st, 2019.

The Company excludes all those leases contracts with: (i) remaining lease term of less than twelve month and, (ii) those leases with an underlying low value assets with absolute terms, considering at maximum amount of $5,000 or its equivalent in other currencies.

•	Accounting as a lessee

As a lessee, the Company previously classified leases as either operating or finance leases based on its assessment of whether substantially all the rights and risk incidental to ownership of an asset are transferred from the lessor to the lessee. Under IFRS 16, the Company recognizes a right-of-use asset and a lease liability for all lease arrangements, excluding those that are considered as exceptions by the standard.

At transition date, the Company recognized a lease liability measured at the present value of the remaining lease payments during the non-cancellable period, discounted at the incremental borrowing rate of the Company as of January 1st, 2019. Right-of-use asset is measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The following practical expedients permitted by IFRS 16 were applied to lease contracts previously accounted for as operating leases under IAS 17 at the transition date only:

•	A single discount rate to a portfolio of leases with similar characteristics.

•	Not to recognize right-of-use assets and liabilities for leases with less than twelve months of lease term and leases of low-value items.

•	Exclude initial direct costs from measuring the right-of-use asset.

•	Use hindsight information when determining the lease term if the contract contains options to extend or terminate the lease.

Measuring lease liabilities for leases that were classified as operating leases, the following is a reconciliation of the discounted operating lease commitments as of December 31, 2018 to the lease liability recognized upon adoption of IFRS 16:

	As of January 1, 2019
Operating lease commitments as of December 31, 2018	Ps.	2,455

Discounted operating lease commitments		1,976
Less: Commitments relating to short-term leases and low-value assets		(179)
Add: Commitments relating to leases previously classified as finance leases		—

Lease liabilities at the beginning of the period	Ps.	1,797

As of the date of the adoption, the weighted average incremental borrowing rate was 9.17%.

2.4.2 IFRIC 23 Uncertainty over income tax treatments

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

a)	Whether an entity considers uncertain tax treatments separately;

b)	The assumptions an entity makes about the examination of tax treatments by taxation authorities;

c)	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and;

d)	How an entity considers changes in facts and circumstances.

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after January 1, 2019 and has been adopted preparing these Consolidated Financial Statements.

The Company applied the retrospective modified and has performed a qualitative and quantitative evaluation of the impacts in the consolidated financial statements derived from IFRIC 23 adoption. Such evaluation includes the following the activities described below:

i)	Review of the Company’s policies through which tax treatments are revised and accounted, this includes evidence from business units delivered to external advisors.

ii)

Analysis of the tax memorandums prepared by the external tax advisor which support the Company’s tax treatment over an uncertain tax position about a) how tax earnings (losses) are calculated, b) how tax basis or losses are applied, c) tax credits not applied, and d) how tax rates in different jurisdictions are considered.

iii)	Documentation of the tax correspondence received in the Company’s and subsidiaries business units in order to analyze any recent resolution adopted from the tax authority regarding tax positions,

iv)	Analysis of the tax position report of the Company on a monthly basis.

The Company concluded that there were no significant impacts on the consolidated financial statements derived from the adoption of the IFRIC 23, However, IFRIC 23 provides requirements that add to the requirements in IAS 12 by specifying how to reflect the effects of uncertainty in accounting for income taxes, which helped the Company to strengthen the corporate policy in this matter. The amount of uncertain income tax positions is included in Note 26.6.

Note 3. Significant Accounting Policies

3.1 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2019. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

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

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, revenues and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements of revenues and comprehensive income from the date the Company gains control until the date the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies. All intra-group assets and liabilities, equity, revenues, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

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

3.2 Business combinations

Business combinations are accounted for using the acquisition method at the acquisition date, which is the date on which control is transferred to the Company. When evaluating control, the Company considers substantive potential voting rights. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquired. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the Company previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquiree and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Company’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

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

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete and discloses that its allocation is preliminary in nature. Those provisional amounts are adjusted during the measurement period (not greater than 12 months from the acquisition date), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Sometimes obtaining control of an acquiree in which equity interest is held immediately before the acquisition date is considered as a business combination achieved in stages also referred to as a step acquisition. The Company re-measures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss. Also, the changes in the value of equity interest in the acquiree recognized in other comprehensive income shall be recognized on the same basis as required if the Company had disposed directly of the previously held equity interest.

The Company sometimes obtains control of an acquiree without transferring consideration. The acquisition method of accounting for a business combination applies to those combinations as follows:

i.	The acquiree repurchases a sufficient number of its own shares for the Company to obtain control.

ii.	Minority veto rights expire that previously kept the Company from controlling an acquiree in which it held the majority voting rights.

iii.

The Company and the acquiree agree to combine their businesses by contract in which it transfers no consideration in exchange for control and no equity interest is held in the acquiree, either on the acquisition date or previously.

3.3 Foreign currencies and consolidation of foreign subsidiaries, investments in associates and joint ventures

In preparing the financial statements of each individual subsidiary, associate and joint venture, transactions in currencies other than the individual entity’s functional currency (foreign currencies) are recognized at the exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are remeasured at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-measured.

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

Foreign exchange differences on monetary items are recognized in profit or loss. Their classification in the income statement depends on their nature. Differences arising from fluctuations related to operating activities are presented in the “other expenses” line (see Note 20) while fluctuations related to non-operating activities such as financing activities are presented as part of “foreign exchange gain (loss)” line in the income statement.

For incorporation into the Company’s consolidated financial statements, each foreign subsidiary, associate or joint venture’s individual financial statements are translated into Mexican pesos, as follows:

•

For hyperinflationary economic environments, the inflation effects of the origin country are recognized pursuant to IAS 29 Financial Reporting in Hyperinflationary Economies, and subsequently translated into Mexican pesos using the year-end exchange rate for the consolidated statements of financial position and consolidated income statement and comprehensive income; and

•

For non-inflationary economic environments, assets and liabilities are translated into Mexican pesos using the year-end exchange rate, equity is translated into Mexican pesos using the historical exchange rate, and the income statement and comprehensive income is translated using the exchange rate at the date of each transaction. The Company uses the average exchange rate of each month only if the exchange rate does not fluctuate significantly.

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

		Exchange Rates of Local Currencies Translated to Mexican Pesos(1)
		Average Exchange Rate for						Exchange Rate as of December 31,
Country or Zone	Functional coin	2019		2018		2017		2019		2018
Mexico	Mexican peso	Ps.	1.00	Ps.	1.00	Ps.	1.00	Ps.	1.00	Ps.	1.00
Guatemala	Quetzal		2.50		2.56		2.57		2.45		2.54
Costa Rica	Colon		0.03		0.03		0.03		0.03		0.03
Panama	U.S Dollar		19.26		19.24		18.93		18.85		19.68
Colombia	Colombian peso		0.01		0.01		0.01		0.01		0.01
Nicaragua	Cordoba		0.58		0.61		0.63		0.56		0.61
Argentina	Argentine peso		0.41		0.73		1.15		0.31		0.52
Brazil	Reais		4.89		5.29		5.94		4.68		5.08
Philippines	Philippine peso		NA		0.37		0.38		NA		0.37
Uruguay	Uruguayan peso		0.55		0.63		0.66		0.51		0.61

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

As a result of the deconsolidation, the Company recorded an extraordinary loss in other expenses line of Ps. 28,176 for the year ended in December 31, 2017. Such charge includes the reclassification of Ps. 26,123 (see Note 20) previously recorded in exchange differences on translation of foreign subsidiaries and associates in equity, to the income statement and impairment charges as follows, Ps. 745 of distribution rights, Ps. 1,098 of property plant and equipment and Ps 210 of re-measurement at fair-value of the Venezuelan’s investment.

Prior to deconsolidation, during 2017, the Company’s Venezuela operations contributed Ps. 4,005 to net sales and losses of Ps. (2,223) to net income. See also Note 27 for additional information about the Venezuelan operations.

Beginning on January 1, 2018, the Company recognized its investment in Venezuela under the fair value through OCI (FVOCI) method upon adoption of the new IFRS 9 standard. Consequently, the Company no longer includes the results of the Venezuelan operations in its Consolidated Financial Statements as explained in the Note 2.3.1.10.

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

3.4 Recognition of the effects of inflation in countries with hyperinflationary economic environments

Beginning on July 1, 2018, Argentina became a hyperinflationary economy because, among some other economic factors, the last three years cumulative inflation in Argentina exceeded 100% according to the several economic indexes that exist in the country. For being considered hyperinflationary, the financial information for our Argentine subsidiary has been adjusted to recognize the inflationary effects since January 1, 2018 through:

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

The FACPCE (Federacion Argentina de Consejos Profesionales de Ciencias Economicas) approved on September 29, 2018 and published on October 5, 2018, a resolution which defines, among other things, that the index price to determine the restatement coefficient (Based on a series that applies the NCPI from January with the IPIM until this date, and computing November and December 2015 using the CPI- of Ciudad del Gran Buenos Aires (CGBA) variation).

As of December 31, 2019, 2018, and 2017, the operations of the Company are classified as follows:

Country	Cumulative Inflation 2017- 2019	Type of Economy	Cumulative Inflation 2016-2018	Type of Economy	Cumulative Inflation 2015-2017	Type of Economy
Mexico	13.2%	Non-hyperinflationary	15.7%	Non-hyperinflationary	12.7%	Non-hyperinflationary
Guatemala	11.8%	Non-hyperinflationary	12.2%	Non-hyperinflationary	13.5%	Non-hyperinflationary
Costa Rica	5.8%	Non-hyperinflationary	5.7%	Non-hyperinflationary	2.5%	Non-hyperinflationary
Panama	0.5%	Non-hyperinflationary	2.1%	Non-hyperinflationary	2.3%	Non-hyperinflationary
Colombia	11.0%	Non-hyperinflationary	13.4%	Non-hyperinflationary	17.5%	Non-hyperinflationary
Nicaragua	15.6%	Non-hyperinflationary	13.1%	Non-hyperinflationary	12.3%	Non-hyperinflationary
Argentina	179.4%	Hyperinflationary	158.4%	Hyperinflationary	101.5%	Non-hyperinflationary
Brazil	11.1%	Non-hyperinflationary	13.1%	Non-hyperinflationary	21.1%	Non-hyperinflationary
Uruguay	22.0%	Non-hyperinflationary	25.3%	Non-hyperinflationary	NA	Non-hyperinflationary
Philippines	NA	Non-hyperinflationary	11.9%	Non-hyperinflationary	7.5%	Non-hyperinflationary

3.5 Cash and cash equivalents

Cash consists of deposits in bank accounts which generate interest on the available balance. Cash equivalents are mainly represented by short-term bank deposits and fixed income investments (overnight), both with maturities of three months or less and their carrying values approximate fair value.

The Company also maintains restricted cash held as collateral to meet certain contractual obligations (see Note 6). Restricted cash is presented within other current financial assets given that the restrictions are short-term in nature.

3.6 Financial assets

Financial assets are classified within the following business models depending on the Administration’s objective: (i) “hold to maturity to collect contractual cash flows”, (ii) “hold to collect contractual cash flows and sell financial assets” and (iii) “Others or hold to negotiate” or as derivatives assigned in hedging instruments with an effective hedge, as appropriate. The classification depends on the nature and purpose of the financial assets and will be determined at the time of initial recognition.

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

For the initial recognition of a financial asset, the Company measures it at fair value plus the transaction costs that are directly attributable to the purchase thereof, in the event that said asset isn’t measured at fair value through profit or loss. Accounts receivable that do not have a significant financing component are measured and recognized at the transaction price when they are generated. The rest of the financial assets are recognized only when the Company is part of the contractual provisions of the instrument.

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

Financial assets are not reclassified after their initial recognition unless Coca-Cola FEMSA changes the business model to manage the financial assets; in which case, all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

3.6.1 Financial assets at amortized cost

A financial asset is measured at amortized cost if it meets the following two conditions and isn’t designated as Fair value through Profit and loss (FVTPL):

•	It’s managed within a business model whose objective is to maintain financial assets to recover the contractual cash flows; and

•	The contractual terms are only payments at specified dates of the principal and interest on the amount of the outstanding principal Solely payments of principal and interest (“SPPI”).

The amortized cost of a financial asset is the amount of the initial recognition minus the principal payments, plus or minus the accumulated amortization using the effective interest rate method of any difference between the initial amount and the amount as of the maturity and, adjusted for impairment loss. The financial product, exchange fluctuation and impairment are recognized in results. Any profit or loss is also recognized in the same way in results.

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

3.6.3 Financial assets at fair value through profit and loss (FVTPL)

Financial assets designated as fair value through profit and loss (FVTPL) includes financial assets held for trading and financial assets designated at initial recognition as fair value through profit and loss. Financial assets are classified as held for trading if they are acquired to be sold in the short term. Derivatives, including implicit derivatives are also designated as held for trading unless they are designated as effective hedging instruments as defined in IFRS 9. Financial assets as fair value through profit and loss are registered in the balance sheet at fair value with the net changes in the fair value presented as financial expense (negative changes in fair value) or financial income (positive net changes in fair value) in profit and loss statement.

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

Interest income is recognized by applying the effective interest rate, except for short-term receivable when the recognition of interest would be immaterial. For the years ended December 31, 2019, 2018 and 2017 the interest income on loans and receivables recognized in the interest income line item within the consolidated income statements is Ps. 5, Ps. 5 and Ps. 4, respectively.

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

Impairment losses on accounts receivable, contractual assets and leasing receivables are always measured at an amount equal to the expected loss of credit for life, whether or not it has a significant component. The Company applies the criteria to all accounts receivable, contractual assets and leasing credits, but it can be applied separately to accounts receivable and contractual assets of financial leases.

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

The impairment loss on financial assets measured at amortized cost is reduced from the carrying amount and for financial assets measured at FVOCI, the impairment loss is recognized within OCI.

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

3.7 Derivative financial instruments

The Company is exposed to different risks related to cash flows, liquidity, market and third-party credit. As a result, the Company contracts different derivative financial instruments in order to reduce its exposure to the risk of exchange rate fluctuations between the U.S. Dollar and other currencies, and interest rate fluctuations associated with its borrowings denominated in foreign currencies and the exposure to the risk of fluctuation in the costs of certain raw materials.

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

3.7.2 Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the hedging valuation of the effective portion of derivative financial instruments. The gain or loss relating to the ineffective portion is recognized immediately in consolidated net income and is included in the market value (gain) loss on financial instruments line item within the consolidated statements of income.

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

3.7.3 Fair value hedges

For hedge items carried at fair value the change in the fair value of a hedging derivative is recognized in profit and loss statement as foreign exchange gain or loss, as they relate to foreign currency risk. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the statement of profit or loss as foreign exchange gain or loss.

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

3.8 Fair value measurement

The Company measures financial instruments, such as, derivatives, and certain non-financial assets such as trust assets of labor obligations at fair value at each balance sheet date. Also, fair values of bank loans and notes payable carried at amortized cost are disclosed in Note 19.

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

The Company determines the policies and procedures for both recurring fair value measurement, such as those described in Note 21 and unquoted liabilities such as debt described in Note 19.

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

The Company has agreements with customers for the right to sell and promote the Company’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract. During the years ended December 31, 2019, 2018 and 2017, such amortization aggregated to Ps. 273, Ps. 277 and Ps. 759, respectively.

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

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. As of December 31, 2019 and 2018 the Company does not have an interest in joint operations.

Upon loss of joint control over the joint venture, the Company measures and recognizes any retained investment at its fair value.

3.12.3 Investment in Venezuela

As disclosed in Note 3.3, on December 31, 2017 the Company changed the method of accounting for its investment in Venezuela from consolidation to fair value method through OCI using a Level 3 concept and recognized as of December 31, 2019, 2018 and 2017 a fair value loss on the investment Ps. 216, Ps. 1,039 and Ps. 210 respectively. Gains and losses on the investment since January 1, 2018 are recognized in OCI.

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

Construction in progress consist of long-lived assets not yet in service, in other words, that are not yet ready for the purpose that they were bought, built or developed. The Company expects to complete those investments during the following 12 months.

Depreciation is computed using the straight-line method over acquisition cost. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted and depreciated for as separate items (major components) of property, plant and equipment. The Company estimates depreciation rates, considering the estimated useful lives of the assets.

The estimated useful lives of the Company’s principal assets are as follows:

Years
Buildings	40 – 50
Machinery and equipment	10 – 20
Distribution equipment	7 – 15
Refrigeration equipment	5 – 7
Returnable bottles	1.5 – 3
Other equipment	3 – 10

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

As of December 31, 2019, the Company had four bottler agreements in Mexico: (i) the agreements for the Valley of Mexico territory, which is up for renewal in June 2023, (ii) the agreement for the Southeast territory, which is up for renewal in June 2023, (iii) the agreement for the Bajio territory, which is up for renewal in May 2025 and (iv) the agreement for the Golfo territory, which is up for renewal in May 2025. As of December 31, 2019, the Company had two bottler agreements in Brazil which are up for renewal in October 2027; As of December 31, 2019, the Company had three bottler agreements in Guatemala, which are up for renewal in March 2025 and April 2028 (two contracts).

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

As of December 31, 2019, our investee KOF Venezuela had one bottler agreement, which is up for renewal in August 2026.

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

Where the conditions leading to an impairment loss no longer exist, it is subsequently reversed, that is the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in consolidated net income. Impairment losses related to goodwill are not reversible. For the year ended December 31, 2019 and 2018 there was no impairment recognized.

For the year ended December, 31 2017 the Company recognized an impairment loss in long-lived assets used in the operation in Venezuela relating to property, plant and equipment for Ps.1,098 and distribution rights for Ps.745. See Note 12 and 13, respectively.

3.18 Leases

In accordance with IFRS 16, the Company evaluates whether a contract is, or contains a lease when the contract transfers the right to control an identified asset during a period in exchange for a consideration.

The Company evaluates whether a contract is a lease agreement when:

•

The contract involves the use of an identified asset - this can be specified explicitly or implicitly, and must be physically different or represent substantially the entire capacity of a physically different asset. If the lessor has substantive substitution rights, the asset is not identified;

•	The Company has the right to receive substantially all the economic benefits of the use of the asset throughout the period of use;

•

The Company has the right to direct the use of the asset when it has the right to make the most relevant decisions about how, and what is the purpose of the asset. When the use of the asset is predetermined, the Company has the right to direct the use of the asset if: i) it has the right to operate the asset; or ii) the default asset design determine for what purpose it will be use.

As a tenant

Initial measurement

On the start date of the lease, the Company recognizes a right-of-use-asset and a leasing liability. The right-of-use asset is initially measured at cost, which includes the initial amount of the lease liability adjusted for any lease payment made during or before the initial application date. The right-of-use asset considers the incurred initial direct costs and an estimate of the costs to dismantle and eliminate the underlying asset, or to restore the underlying asset or the place where it is located, less any lease incentive received.

The lease liability is initially measured at the present value of future lease payments for the period remaining at the date of initial application. Such payments are discounted using the incremental borrowing rate of the Company, which is considered as the rate that the Company would have to pay for a similar period financing, and with a similar guarantee, to obtain an asset of similar value to the leased asset. For the Company, the discount rate used to measure the right-of-use asset and the lease liability is the rate related to the Company’s financing cost.

Lease payments included in the measurement of the lease liability include the following:

•	Fixed payments, including payments that are substantially fixed;

•	Variable lease payments that depends of an index or a rate, initially measured using the index or the rate as of the lease beginning date;

•

The price related to a purchase option that the Company has reasonable exercising certainty, an option to extend the contractual agreement and penalties for early termination of the lease agreement, unless the Company has reasonable certainty of not exercising those options.

•	Amounts payable for residual value guarantees;

•	Payments for early cancellation, if this option is contemplated due to the lease conditions.

The Company does not recognize a right-of-use asset and lease liability for those short-term agreements with a contractual period of 12 months or less and leases of low-value assets, mainly information technology equipment used by employees, such as laptops and desktops, handheld devices and printers. The Company recognizes the lease payments associated with these agreements as an expense in the consolidated statement of income as they are incurred.

Subsequent Measurement

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use asset is periodically adjusted for impairment losses, if any, and adjusted for some lease liability remedies.

Lease liabilities are subsequently measured at amortized cost using the effective interest rate method. The Company re-measures the lease liability without modifying the incremental discount rate when there is a modification in future lease payments under a residual value guarantee or if the modification arises from a change in the index or rate when they are variable payments. The lease liability is measured again using a new incremental discount rate at the date of modification when:

•	An option to extend or terminate the agreement is exercised by modifying the non-cancelable period of the contract;

•	The Company changes its assessment of whether it will exercise a purchase option.

When the lease liability is measured again, an adjustment is made corresponding to the carrying amount of the asset by right of use, or is recorded in profit or loss if the carrying amount of the asset by right of use has been reduced to zero.

A modification to the lease agreement is accounted for as a separate agreement if the following two conditions are met:

i)	The modification increases the scope of the lease by adding the right to use one or more underlying assets; and

ii)

The consideration of the lease is increased by an amount proportional to the independent price of the increase in scope and by any adjustment to that independent price to reflect the contract circumstances.

In the consolidated statements of income and comprehensive income, the interest expense of the lease liability is presented as a component of the financial expense, unless they are directly attributable to qualified assets, in which case they are capitalized according to the Company financing cost accounting policy. The right-of-use assets are measured according to the cost model, depreciated during the lease term in a straight line and recognized in the consolidated statement of income.

Improvements in leased properties are recognized as part of property, plant and equipment in the consolidated statement of financial position and amortized using the straight-line method, for the shortest period between the useful life of the asset and the term of the related lease.

As property owner.

The Company as lessor determines at the beginning of the lease, if each agreement is classified as an operating or financial lease.

Leases are classified as financial leases when under the terms of the lease agreement substantially all the risks and rewards of the underlying asset have been transferred, otherwise, lease agreements are classified as operating leases. The Company considers some of the following indicators, among others; to analyze whether substantially all the inherent risks and benefits are transferred:

•	If the lease is for most of the useful life of the asset;

•	If the minimum future lease payments are compared with the underlying asset fair value.

The Company recognizes payments for operating leases received as income in a straight line during the term of the lease within the consolidated statements of income, except when another systematic basis best represents the time pattern in which the economic benefits of the leased asset are transferred.

The Company initially recognizes an equal amount to the lease net investment, which is the present value of future lease payments plus any residual value guarantee; and the portion is included between the circulating portion of collections with a maturity of less than or equal to a 12-month term and non-current collections, that is, with a maturity of more than 12 months; including:

(i)	fixed payments including those lease that in substance are fixed, which may involve variability, but essentially unavoidable, less any lease incentive to be collected;

(ii)	payments for variable rent that depend on an index or a rate as of the start date of the lease;

(iii)	amounts payable by the lessee for residual value guarantees (if applicable);

(iv)	the price related to a purchase option if the lessee is reasonably sure to exercise it (if applicable); and

(v)	Payments for penalties arising from the termination of the lease, if the term of the lease reflects that the lessee will exercise an option to terminate the lease.

Intercompany transactions related to transactions among lessors and lessees within the Group are eliminated in the Company consolidation process.

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

The Company recognizes a provision for a loss contingency when it is probable (i.e. the probability that the event will occur is greater than the probability that it will not) that certain effects related to past events, would materialize and can be reasonably quantified. These events and their financial impact are also disclosed as loss contingencies in the consolidated financial statements when the risk of loss is deemed to be other than remote. The Company does not recognize an asset for a gain contingency until the gain is realized, see Note 26.

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

A settlement occurs when the Company enters into a transaction that eliminates all further legal of constructive obligations or part or all of the benefits provided under a defined benefit plan. A curtailment arises from an isolated event such as closing of a plant, discontinuance of an operation or termination or suspension of a plan. Gains or losses on the settlement or curtailment of a defined benefit plan are recognized when the settlement or curtailment occurs.

3.22 Revenue recognition

The Company recognizes revenue when it has transferred to the client control over the good sold or the service rendered. Control refers to the ability of the client to direct and obtain substantially all the transferred product’s benefits. Also, it implies that the customer has the ability to prevent a third-party from directing the use and obtaining substantially all the benefits of the transferred product. Coca-Cola FEMSA’s management applies the following considerations to analyze the moment in which the control of the good sold or the service is transferred to the client

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

•

Allocate the transaction price to each performance obligation (to each good or service that is different) for an amount that represents the part of the benefit that the Company expects to receive in exchange for the right of transferring the goods or services engaged with the client.

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

It includes the revenues of distribution services that the Company recognizes as revenues as the related performance obligation is satisfied. The Company recognizes revenues for rendering of services during the time period in which the performance obligation is satisfied according with the following conditions:

•	The customer receives and consume simultaneously the benefits, as the Company satisfies the performance obligation;

•	The customer controls related assets, even if the Company improve them;

•	The revenues can be measured reliably; and

•	The Company has the right to payment for the performance completed to date.

Sources of Revenue	For the year ended December 31, 2019			For the year ended December 31, 2018		For the year ended December 31, 2017
Sale of products	Ps.	192,342		Ps.	181,823	Ps.	182,850
Services rendered		385			330		262
Other operating revenues		1,744	(1)		189		144

Revenue from contracts with customers	Ps.	194,471		Ps.	182,342	Ps.	183,256

(1)	Related tax effect in Brazil associated to sales taxes paid in excess in prior years (PIS/COFINS) – See Note 25.2.1.

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

Selling expenses include:

•

Distribution: labor costs (salaries and other related benefits), outbound freight costs, warehousing costs of finished products, depreciation of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2019, 2018 and 2017, these distribution costs amounted to Ps. 25,068, Ps. 23,421 and Ps. 25,041, respectively;

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

3.24.1 Current income taxes

Current income taxes are recorded in the results of the year they are incurred.

3.24.2 Deferred income taxes

Deferred tax are recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, including tax loss carryforwards and certain tax credits, to the extent that it is probable that future taxable profits, reversal of existing taxable temporary differences will be available against which those deductible temporary differences can be utilized after considering future tax planning strategies. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In the case of Brazil, where certain goodwill amounts are at times deductible for tax purposes, the Company recognizes in connection with the acquisition accounting a deferred tax asset for the tax effect of the excess of the tax basis over the related carrying value.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit and reversal of existing taxable temporary differences will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits and reversal of existing taxable temporary differences will allow the deferred tax asset to be recovered.

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

In Mexico, the income tax rate is 30% for 2019, 2018 and 2017. As a result of the Mexican Tax Reform mentioned in note 25.3, for the year 2020 the country will continue with a tax rate of 30%.

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

3.26 Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its shares. As described in Note 24, the Company has potentially dilutive shares and therefore presents its basic and diluted earnings per share. Basic EPS is calculated by dividing the net income attributable to controlling interest by the weighted average number of shares outstanding during the period adjusted for the weighted average of own shares purchased in the year. Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. Earnings per shares for all periods are adjusted to give effect to capitalizations, bonus issues, share splits or reverse share splits that occur during any of periods presented and subsequent to the latest balance sheet date until the issuance date of the financial statements.

3.27 Issuance of common shares

The Company recognizes the issuance of own common shares as an equity transaction. The difference between the book value of the shares issued and the amount contributed by the non-controlling interest holder or third party is recorded as additional paid-in capital.

Note 4. Mergers and Acquisitions

4.1 Mergers and Acquisitions

The Company has consummated certain business mergers and acquisitions during 2018 and 2017 that were recorded using the acquisition method of accounting. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the respective business, as disclosed below. Therefore, the consolidated statements of income and the consolidated statements of financial position in the year of such acquisitions are not comparable with previous periods. The consolidated statements of cash flows for the years ended December 31, 2019, 2018 and 2017 show the consideration paid for the merged and acquired operations net of the cash acquired in those mergers and acquisitions.

While all of the acquired companies disclosed below are bottlers of Coca-Cola trademarked beverages, such acquired entities were not under common ownership or control prior to the acquisition.

4.1.1 Other acquisitions

The Company finalized the allocation of the purchase price to the fair values of the identifiable assets acquired and liabilities assumed for acquisitions completed during the prior year, with no significant variations to the preliminary allocation to the fair value of the net assets acquired, which were included in its audited annual consolidated financial statements as at and for the year ended December 31, 2018, primarily related to the following: (1) Acquisition of 100% of the Alimentos y Bebidas del Atlántico, S.A. (“ABASA”) in Guatemala, included in the Company results since May, 2018; (2) Acquisition of 100% of Comercializadora y Distribuidora Los Volcanes, S.A. (“Los Volcanes”) in Guatemala included in the Company’ consolidated results beginning on May, 2018; and (3) Acquisition of 100% of Montevideo Refrescos, S.R.L. (“MONRESA”) in Uruguay which is included in the consolidated financial results beginning on July 2018.

The allocation of the consideration paid to the fair value of net assets acquired is as follows.

Total current assets, including cash acquired of Ps. 860	Ps.	1,864
Total other non current assets		4,031
Distribution rights		1,715

Total assets		7,610
Total liabilities		(3,961)

Net assets acquired		3,649

Goodwill		2,903

Total consideration transferred		6,552

Cash acquired		(860)

Net cash paid	Ps.	5,692

(1)

As of result of the purchase price allocation, which was finalized in 2019, additional fair value adjustments from those recognized in 2018 have been recognized as follow: decreases in total noncurrent assets of Ps.236 distribution rights of Ps. 2,887 and increase in goodwill of Ps. 2,903.

The Company expects to recover the goodwill amount through the synergies related to the available production capacity.

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

Note 5. Discontinued operations

On August 16, 2018, Coca- Cola FEMSA announced its decision to exercise the Put Option to sell its 51% of the Coca- Cola FEMSA Philippines, Inc. (CCFPI) to The Coca- Cola Company. Such decision was approved by the Company’s board on August 6, 2018. Consequently, beginning August 31, 2018, CCFPI had been classified as an asset held for sale and its operations as a discontinued operation in the financial statements for December 31, 2017 and 2018. Previously CCFPI represented the Asia division and was considered an independent segment until December 31, 2017. Since its designation as discontinued operation, the Asia segment is no longer a separate segment in Note 27. The sale was completed on December 13, 2018, with the following results.

a)	Discontinued operations results.

A summary of the discontinued operation results for the years ended December 31, 2018 and 2017 is shown below:

	2018		2017
Total revenues	Ps.	24,167	Ps.	20,524
Cost of goods sold		17,360		12,346

Gross profit		6,807		8,178
Operating expenses		5,750		6,865
Other expenses, net		7		134
Financial income, net		(185)		(64)
Foreignexchange gain, net		(73)		(22)

Income before taxes from discontinued operations		1,308		1,265

Income taxes		466		370

Net income from discontinued operations	Ps.	842	Ps.	895

Less- amount attributable to non-controlling interest		391		469

Net income from operations attributable to equity holders of the parent.		451		426

Accumulated currency translation effect		(811)		2,830
Gain on sale of subsidiary		3,335		—

Net income attributable to the equity holders of the parent from discontinued operations	Ps.	2,975	Ps.	3,256

(1)	Cash and cash equivalent balances of Philippines operations on the date of sale were Ps. 6,898.

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

	2019		2018
Cash and bank balances	Ps.	4,641	Ps.	7,778
Cash equivalents (see Note 3.5)		15,850		15,949

	Ps.	20,491	Ps.	23,727

Note 7. Trade Receivable, Net

	2019		2018
Trade receivables	Ps.	11,277	Ps.	11,726
The Coca-Cola Company (related party) (Note 15)		802		1,173
Loans to employees		56		77
FEMSA and subsidiaries (related parties) (Note 15)		2,039		783
Other related parties (Note 15)		614		575
Other		1,181		1,108
Allowance for expected credit losses		(493)		(595)

	Ps.	15,476	Ps.	14,847

7.1 Trade receivables

Trade receivable representing rights arising from sales and loans to employees or any other similar concept, are presented net of discounts and the allowance for expected credit losses.

Coca-Cola FEMSA has accounts receivable from The Coca-Cola Company primarily arising from the latter’s participation in advertising and promotional programs.

Because less than the 2.3% of the trade receivables is unrecoverable, the Company does not have any customers classified as “high risk” which would be eligible to have special management conditions for the credit risk. As of December 31, 2019, the Company does not have a representative group of customers directly related to the expected loss.

The allowance for credit losses is calculated with an expected losses model that recognizes the impairment losses through all the contract life. For this particular event, because they generally are short-term accounts receivable, the company defined a model with a simplified expected loss focus through a parametric model. The parameters used in the model are:

•	Breach probability;

•	Losses severity;

•	Financing rate;

•	Special recovery rate; and

•	Breach exposure.

The carrying value of accounts receivable approximates its fair value as of December 31, 2019 and 2018.

Aging for trade receivables past due but not impaired	2019	2018
0 days	Ps. 12,630	Ps.12,578
1-30 days	1,448	1,045
31-60 days	672	193
61-90 days	153	310
91-120 days	90	17
121 + days	483	704

Total	Ps. 15,476	Ps.14,847

7.2 Changes in the allowance for expected credit losses

	2019		2018		2017
Balance at the beginning of the year	Ps.	595	Ps.	468	Ps.	451
Effect of adoption of IFRS 9		—		87		—
Allowance for the year		314		153		40
Charges and write-offs of uncollectible accounts		(397)		23		(62)
Added in business combinations		4		1		86
Effects of changes in foreign exchange rates		(23)		(55)		(45)
Effect of Venezuela (See Note 3.3)		—		—		(2)
Effect of Philippines (Note 5)		—		(82)		—

Balance at the end of the year	Ps.	493	Ps.	595	Ps.	468

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period.

7.3 Payments from The Coca-Cola Company:

The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Company’s refrigeration equipment and returnable bottles investment program. Contributions received by the Company for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the carrying amount of refrigeration equipment and returnable bottles items. For the years ended December 31, 2019 2018 and 2017 contributions due were Ps. 2,274, Ps. 3,542, and Ps. 4,023, respectively.

Note 8. Inventories

	2019		2018
Finished products	Ps.	3,996	Ps.	3,956
Raw materials		3,657		3,074
Non-strategic spare parts		1,006		1,155
Inventories in transit		1,340		1,311
Packing materials		240		239
Other		299		316

	Ps.	10,538	Ps.	10,051

For the years ended as of December 31, 2019, 2018 and 2017, the Company recognized write-downs of its inventories for Ps. 244, Ps. 122 and Ps. 185, respectively to net realizable value.

For the years ended as of December 31, 2019, 2018 and 2017, changes in inventories are comprised as follows and included in the consolidated income statement under the cost of goods sold caption:

	2019		2018		2017
Changes in inventories of finished goods and work in progress	Ps.	24,676	Ps.	21,457	Ps.	21,412
Raw materials and consumables used		79,520		75,078		80,318

Total	Ps.	104,196	Ps.	96,535	Ps.	101,730

Note 9. Other Current Assets and Other Current Financial Assets

9.1 Other Current Assets:

	2019		2018
Prepaid expenses	Ps.	1,354	Ps.	1,876
Agreements with customers		294		146

	Ps.	1,648	Ps.	2,022

Prepaid expenses as of December 31, 2019 and 2018 are as follows:

	2019		2018
Advances for inventories	Ps.	1,240	Ps.	1,311
Advertising and promotional expenses paid in advance		89		509
Advances to service suppliers		—		1
Prepaid insurance		25		24
Others		—		31

	Ps.	1,354	Ps.	1,876

Advertising and promotional expenses was recorded in the consolidated income statements for the years ended December 31, 2019, 2018 and 2017 amounted to Ps. 6,748, Ps. 5,813 and Ps. 4,504 respectively.

9.2 Other Current Financial Assets:

	2019		2018
Restricted cash	Ps.	89	Ps.	98
Derivative financial instruments (See Note 21)		987		707

	Ps.	1,076	Ps.	805

As of December 31, 2019 and 2018, restricted cash were in the following currencies:

	2019		2018
Brazilian reais	Ps.	89	Ps.	98

Total restricted cash	Ps.	89	Ps.	98

Restricted cash in Brazil relates to short term deposits in order to fulfill the collateral requirements for accounts payable.

Note 10. Investments in Other Entities

As of December 31, 2019 and 2018 the investment in other entities is comprised of the following:

	2019		2018
Investment in Associates and Joint Ventures	Ps.	9,751	Ps.	10,518

Effective December 31, 2017, the Company determined that deteriorating conditions in Venezuela had led the Company no longer control and to continue consolidating its Venezuelan operation, the impacts of such deconsolidation are discussed on Note 3.3 above.

As disclosed in Note 3.3, on December 31, 2017 the Company changed the method of accounting for its investment in Venezuela from consolidation to the fair value method using a Level 3 concept and recognized a fair value loss on its investment of Ps. 216 and Ps.1,039 during 2019 and 2018 in OCI.

Details of the investment in associates and joint ventures accounted for under the equity method at the end of the reporting period as follows:

	Principal Activity	Place of Incorporation	Ownership Percentage		Carrying Amount
Investee			2019	2018	2019		2018
Joint ventures:
Compañía Panameña de Bebidas, S.A.P.I. de C.V.	Beverages	Mexico	50.0%	50.0%	Ps.	486	Ps.	1,550
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	50.0%	50.0%		172		162
Fountain Agua Mineral, LTDA	Beverages	Brazil	50.0%	50.0%		851		826

Associates:
Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”) (1)	Sugar production	Mexico	36.4%	36.4%		3,274		3,120
Jugos del Valle, S.A.P.I. de C.V. (1)	Beverages	Mexico	28.8%	26.3%		1,929		1,571
Leao Alimentos e Bebidas, LTDA (1)	Beverages	Brazil	24.7%	24.7%		1,931		2,084
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1)	Canned bottling	Mexico	26.5%	26.5%		194		179
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”) (1)	Recycling	Mexico	35.0%	35.0%		121		129
Others	Various	Various	Various	Various		793		897

					Ps.	9,751	Ps.	10,518

Accounting method:

(1)	The Company has significant influence due to the fact that it has power to participate in the financial and operating policy decisions of the investee.

During 2019 the Company received dividends from Promotora Mexicana de Embotelladores, S.A. de C.V. for the amount of Ps. 1. During 2018 the Company received dividends from Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) in the amount of Ps. 8.

During 2019 the Company made capital contributions to Jugos del Valle, S.A.P.I. de C.V. and Promotora Industrial Azucarera, S.A. de C.V. for the amounts of Ps. 204 and Ps. 111, respectively, there were no changes in the ownership percentage as a result of capital contributions made by the other shareholders. During 2018 the Company made capital contributions to Jugos del Valle, S.A.P.I. de C.V. and Promotora Industrial Azucarera, S.A. de C.V. for the amounts of Ps. 73 and Ps. 146, respectively, there were no changes in the ownership percentage as a result of capital contributions made by the other shareholders. During 2018 there was a spin-off for our investment in UBI 3 resulted in Ps. (333) capitalized.

As of December 31, 2019 and 2018, the Company recognize an impairment on its investment in Compañía Panameña de Bebidas, S.A.P.I. de C.V., for an amount of Ps. 948 and Ps. 432 million, respectively, which was included in other expenses line. The Company will continue to monitor the results of this investment in conjunction with its partner The Coca Cola Company, looking for alternatives to improve the business’s profitability in the near future.

For the years ended December 31, 2019, 2018 and 2017 the equity earnings recognized for associates was Ps. 84, Ps. 44, and Ps. 235, respectively.

For the years ended December 31, 2019, 2018 and 2017 the equity (loss) earnings recognized for joint ventures was Ps. (215) , Ps. (270) and Ps. (175), respectively.

Note 11. Leases

For the year ended as of December 31, 2019, the change in the Company’s right-of-use assets, is as follows:

	Ps. Total
As of January 1, 2019		1,797
Additions		215
Disposals		(36)
Depreciation		(555)
Hyperinflationary economies effect		20
Indexation effect		15
Effects of changes in foreign exchange rates		(74)

Right-of-use assets, net as of December 31, 2019	Ps.	1,382

As of December 31, 2019, scheduled maturities of the Company’s lease liabilities, are as follows:

	2019
Maturity analysis
Less than one year	Ps.	483
One to three years		238
More than three years		662

Total lease liabilities as of December 31, 2019	Ps.	1,383

Current	Ps.	483
Non-Current	Ps.	900

The interest expense for leases reported in the income statements for the period ended on December 31, 2019 was Ps. 129.

The expenses for the low value assets and short-term leases reported in the income statements for the period ended on December 31, 2019 was Ps. 187.

Rental expense charged to consolidated net income was Ps. 1,063 and Ps. 1,420 for the years ended December 31, 2018 and 2017, respectively.

Note 12. Property, plant & equipment.

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2017	Ps.	5,822	Ps.	19,925	Ps.	41,213	Ps.	19,226	Ps.	15,943	Ps.	4,208	Ps.	645	Ps.	2,074	Ps.	109,056
Additions		110		775		275		758		3,202		5,762		11		176		11,069
Additions from business combinations		5,115		1,691		5,905		482		3,323		820		146		—		17,482
Transfer of completed projects		5		653		2,964		1,968		558		(6,174)		28		(2)		—
Disposals		(115)		(527)		(1,227)		(800)		(193)		—		(3)		(11)		(2,876)
Effects of changes in foreign exchange rates		(1,046)		(1,993)		(2,740)		(1,523)		(1,216)		(747)		(52)		(1,233)		(10,550)
Changes in value on the recognition of inflation effects		518		1,022		2,043		689		(2)		226		—		638		5,134
Capitalization of borrowing costs		—		—		13		—		—		—		—		—		13
Effects of Venezuela (Note 3.3)		(544)		(817)		(1,300)		(717)		(83)		(221)		—		(646)		(4,328)

Cost as of December 31, 2017	Ps.	9,865	Ps.	20,729	Ps.	47,146	Ps.	20,083	Ps.	21,532	Ps.	3,874	Ps.	775	Ps.	996	Ps.	125,000

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2018	Ps.	9,865	Ps.	20,729	Ps.	47,146	Ps.	20,083	Ps.	21,532	Ps.	3,874	Ps.	775	Ps.	996	Ps.	125,000

Additions (1)		31		8		1,356		961		2,888		4,578		—		95		9,917
Additions from business combinations		25		451		1,500		537		393		145		2		41		3,094
Transfer of completed projects		504		304		1,160		1,711		3		(3,722)		20		20		—
Disposals		(50)		(71)		(555)		(615)		(312)		—		(1)		(8)		(1,612)
Disposal of Philippines		(4,654)		(2,371)		(11,621)		(2,415)		(10,116)		(489)		(236)		—		(31,902)
Effects of changes in foreign exchange rates		(388)		(1,089)		(3,072)		(765)		(251)		(321)		(81)		(292)		(6,259)
Changes in value on the recognition of inflation effects		242		814		2,551		466		612		66		—		9		4,760

Cost as of December 31, 2018	Ps.	5,575	Ps.	18,775	Ps.	38,465	Ps.	19,963	Ps.	14,749	Ps.	4,131	Ps.	479	Ps.	861	Ps.	102,998

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2019	Ps.	5,575	Ps.	18,775	Ps.	38,465	Ps.	19,963	Ps.	14,749	Ps.	4,131	Ps.	479	Ps.	861	Ps.	102,998
Additions (1)		4		27		392		816		2,581		6,392		—		112		10,324
Additions from business combinations		142		227		50		(13)		—		—		7		(8)		405
Transfer of completed projects in progress		(253)		508		2,650		1,396		360		(5,004)		343		—		—
Disposals		(1)		(35)		(1,577)		(1,032)		(1,056)		—		(13)		(35)		(3,749)
Effects of changes in foreign exchange rates		(323)		(1,122)		(2,315)		(961)		(833)		(381)		(34)		(130)		(6,099)
Changes in value on the recognition of inflation effects		114		366		1,254		241		352		18		—		—		2,345

Cost as of December 31, 2019	Ps.	5,258	Ps.	18,746	Ps.	38,919	Ps.	20,410	Ps.	16,153	Ps.	5,156	Ps.	782	Ps.	800	Ps.	106,224

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated depreciation as of January 1, 2017	Ps.	—	Ps.	(4,335)	Ps.	(17,918)	Ps.	(10,157)	Ps.	(10,264)	Ps.	—	Ps.	(235)	Ps.	(859)	Ps.	(43,768)
Depreciation for the year		—		(626)		(3,007)		(2,490)		(3,365)		—		(43)		(685)		(10,216)
Disposals		—		12		1,555		729		103		—		2		5		2,406
Effects of changes in foreign exchange rates		—		548		447		1,157		94		—		(54)		940		3,132
Changes in value on the recognition of inflation effects		—		(439)		(1,042)		(553)		(46)		—		—		(233)		(2,313)
Effect of Venezuela		—		481		1,186		626		56		—		—		335		2,684
Impairment Venezuela (Note 3.3)		—		(257)		(841)		—		—		—		—		—		(1,098)

Accumulated depreciation as of December 31, 2017	Ps.	—	Ps.	(4,616)	Ps.	(19,620)	Ps.	(10,688)	Ps.	(13,422)	Ps.	—	Ps.	(330)	Ps.	(497)	Ps.	(49,173)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated depreciation as of January 1, 2018		—	Ps.	(4,616)	Ps.	(19,620)	Ps.	(10,688)	Ps.	(13,422)	Ps.	—	Ps.	(330)	Ps.	(497)	Ps.	(49,173)
Depreciation for the year		—		(445)		(2,880)		(2,086)		(2,827)		—		(35)		(131)		(8,404)
Disposals		—		15		497		579		204		—		1		—		1,296
Philippines disposal		—		700		6,125		2,083		7,225		—		77		—		16,210
Effects of changes in foreign exchange rates		—		154		312		244		631		—		11		143		1,495
Changes in value on the recognition of inflation effects		—		(222)		(1,403)		(338)		(517)		—		—		—		(2,480)

Accumulated depreciation as of December 31, 2018	Ps.	—	Ps.	(4,414)	Ps.	(16,969)	Ps.	(10,206)	Ps.	(8,706)	Ps.	—	Ps.	(276)	Ps.	(485)	Ps.	(41,056)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated depreciation as of January 1, 2019		—	Ps.	(4,414)	Ps.	(16,969)	Ps.	(10,206)	Ps.	(8,706)	Ps.	—	Ps.	(276)	Ps.	(485)	Ps.	(41,056)
Depreciation for the year		—		(386)		(2,862)		(2,211)		(2,734)		—		(108)		(86)		(8,387)
Disposals		—		14		1,049		966		1,079		—		9		28		3,145
Effects of changes in foreign exchange rates		—		223		1,013		583		571		—		12		62		2,464
Changes in value on the recognition of inflation effects		—		(92)		(629)		(164)		(302)		—		(2)		(14)		(1,203)

Accumulated depreciation as of December 31, 2019	Ps.	—	Ps.	(4,655)	Ps.	(18,398)	Ps.	(11,032)	Ps.	(10,092)	Ps.	—	Ps.	(365)	Ps.	(495)	Ps.	(45,037)

Carrying Amount	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
As of December31, 2017	Ps.	9,865	Ps.	16,113	Ps.	27,526	Ps.	9,395	Ps.	8,110	Ps.	3,874	Ps.	445	Ps.	499	Ps.	75,827

As of December31, 2018	Ps.	5,575	Ps.	14,361	Ps.	21,496	Ps.	9,757	Ps.	6,043	Ps.	4,131	Ps.	203	Ps.	376	Ps.	61,942

As of December31, 2019	Ps.	5,258	Ps.	14,091	Ps.	20,521	Ps.	9,378	Ps.	6,061	Ps.	5,156	Ps.	417	Ps.	305	Ps.	61,187

During the year ended December 31, 2017 because the economic and operational conditions worsened in Venezuela, the Company has recognized impairment in the property plant and equipment for an amount of Ps 1,098, such charge has been recorded in other expenses line in the consolidated income statement

(1)	Total includes Ps. 610 and Ps. 415 outstanding payment with suppliers, as of December 31, 2019 and 2018, respectively

Note 13. Intangible Assets

	Rights to Produce and Distribute Coca-Cola trademark Products		Goodwill		Other indefinite lived intangible assets		Technology costs and management systems		Development systems		Other amortizable		Total
Balance as of January 1, 2017	Ps.	85,338	Ps.	33,582	Ps.	1,248	Ps.	4,579	Ps.	798	Ps.	475	Ps.	126,020
Purchases		1,288		—		7		179		920		446		2,840
Acquisition from business combinations		9,066		(6,168)		—		6		—		64		2,968
Transfer of completed development systems		—		—		—		412		(412)		—		—
Disposals		—		—		—		—		—		—		—
Effect of movements in exchange rates		(2,318)		(1,186)		101		(86)		(15)		(52)		(3,556)
Changes in value on the recognition of inflation effects		(727)		—		—		—		—		175		(552)
Effect of Venezuela (Note 3.3)		—		—		—		—		—		(139)		(139)
Capitalization of borrowing cost		—		—		—		—		—		—		—

Cost as of December 31, 2017	Ps.	92,647	Ps.	26,228	Ps.	1,356	Ps.	5,090	Ps.	1,291	Ps.	969	Ps.	127,581

Balance as of January 1, 2018	Ps.	92,647	Ps.	26,228	Ps.	1,356	Ps.	5,090	Ps.	1,291	Ps.	969	Ps.	127,581
Purchases		—		—		50		226		371		28		675
Acquisition from business combinations		4,602		—		—		26		57		291		4,976
Systems Development		—		—		—		—		—		41		41
Transfer of completed development systems		—		—		—		904		(904)		—		—
Disposals		—		—		—		(5)		—		(93)		(98)
Philippines disposal (Note 5)		(3,882)		—		—		—		—		(596)		(4,478)
Effect of movements in exchange rates		(5, 005)		(2,499)		(352)		(218)		(38)		(31)		(8,143)
Changes in value on the recognition of inflation effects		—		—		—		—		—		57		57

Cost as of December 31, 2018	Ps.	88,362	Ps.	23,729	Ps.	1,054	Ps.	6,023	Ps.	777	Ps.	666	Ps.	120,611

Balance as of January 1, 2019	Ps.	88,362	Ps.	23,729	Ps.	1,054	Ps.	6,023	Ps.	777	Ps.	666	Ps.	120,611
Purchases		—		—		—		100		334		263		697
Acquisition from business combinations		(2,887)		2,903		153		(6)		—		(185)		(22)
Transfer of completed development systems		—		—		—		398		(399)		1		—
Disposals		—		—		—		(17)		—		—		(17)
Effect of movements in exchange rates		(3,475)		(799)		(42)		(68)		(22)		13		(4,393)
Changes in value on the recognition of inflation effects		—		—		—		—		—		(6)		(6)

Cost as of December 31, 2019	Ps.	82,000	Ps.	25,833	Ps.	1,165	Ps.	6,430	Ps.	690	Ps.	752	Ps.	116,870

	Rights to Produce and Distribute Coca-Cola trademark Products		Goodwill		Other indefinite lived intangible assets		Technology costs and management systems		Development systems		Other amortizable		Total
Accumulated amortization
Balance as of January 1, 2017		—		—		—		(1,764)		—		(292)		(2,056)

Amortization expense		—		—		—		(605)		—		(42)		(647)
Effect of movements in exchange rate		—		—		—		46		—		184		230
Effect of Venezuela (Note 3.3)		—		—		—		—		—		(120)		(120)
Impairment of Venezuela		(745)		—		—		—		—		—		(745)

Balances as of December 31, 2017	Ps.	(745)	Ps.	—	Ps.	—	Ps.	(2,323)	Ps.	—	Ps.	(270)	Ps.	(3,338)
Amortization expense		—		—		—		(797)		—		(201)		(998)
Disposals		—		—		—		5		—		93		98
Philippines disposal (Note 5)		—		—		—		—		—		375		375
Effect of movements in exchange rate		—		—		—		141		—		(33)		108
Changes in value on the recognition of inflation effects		—		—		—		(51)		—		(1)		(52)

Balance as of December 31, 2018	Ps.	(745)	Ps.	—	Ps.	—	Ps.	(3,025)	Ps.	—	Ps.	(37)	Ps.	(3,807)

Amortization expense		—		—		—		(819)		—		(243)		(1,062)
Disposals		—		—		—		17		—		—		17
Effect of movements in exchange rate		—		—		—		52		—		9		61
Changes in value on the recognition of inflation effects		—		—		—		(30)		—		1		(29)

Balance as of December 31, 2019	Ps.	(745)	Ps.	—	Ps.	—	Ps.	(3,805)	Ps.	—	Ps.	(270)	Ps.	(4,820)

Balance as of December 31, 2017	Ps.	91,902	Ps.	26,228	Ps.	1,356	Ps.	2,767	Ps.	1,291	Ps.	699	Ps.	124,243

Balance as of December 31, 2018	Ps.	87,617	Ps.	23,729	Ps.	1,054	Ps.	2,998	Ps.	777	Ps.	629	Ps.	116,804

Balance as of December 31, 2019	Ps.	81,255	Ps.	25,833	Ps.	1,165	Ps.	2,625	Ps.	690	Ps.	482	Ps.	112,050

The Company’s intangible assets such as technology costs and management systems are subject to amortization with a range in useful lives from 3 to 10 years.

For the year ended December 31, 2019, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 26, Ps. 245 and Ps. 791, respectively.

For the year ended December 31, 2018, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 32, Ps. 236 and Ps. 730, respectively.

On March 28, 2017 the Company acquired distribution rights and other intangibles of AdeS soy-based beverages in its territories in Mexico and Colombia for an aggregate amount of Ps. 1,664. This acquisition was made to reinforce the Company’s leadership position.

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

The aggregate carrying amounts of goodwill and distribution rights allocated to each CGU are as follows:

In millions of Ps.	2019		2018
Mexico	Ps.	56,352	Ps.	56,352
Guatemala		1,679		1,853
Nicaragua		420		460
Costa Rica		1,442		1,417
Panamá		1,131		1,182
Colombia		4,367		4,600
Brazil		38,765		42,153
Argentina		306		327
Uruguay		2,626		3,003

Total	Ps.	107,088	Ps.	111,347

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

The key assumptions by CGU for impairment test as of December 31, 2019 were as follows:

CGU	Pre-tax WACC	Post –tax WACC	Expected Annual Long- Term Inflation 2020-2029	Expected Volume Growth Rates 2020-2029
Mexico	7.3%	5.2%	3.5%	0.7%
Brazil	9.3%	5.6%	3.6%	2.0%
Colombia	8.9%	6.2%	3.1%	4.0%
Argentina	21.6%	14.8%	39.2%	3.7%
Guatemala	9.1%	7.1%	4.0%	8.5%
Costa Rica	13.8%	9.7%	2.2%	2.1%
Nicaragua	21.1%	12.4%	4.4%	3.0%
Panamá	8.5%	6.6%	2.0%	5.4%
Uruguay	9.4%	6.8%	7.4%	2.0%

The key assumptions by CGU for impairment test as of December 31, 2018 were as follows:

CGU	Pre-tax WACC	Post –tax WACC	Expected Annual Long- Term Inflation 2019-2028	Expected Volume Growth Rates 2019-2028
Mexico	7.4%	5.3%	4.0%	1.4%
Guatemala	9.4%	7.5%	3.2%	7.3%
Nicaragua	21.2%	11.0%	6.2%	3.8%
Costa Rica	13.9%	9.2%	4.0%	1.6%
Panama	9.2%	7.0%	2.4%	3.0%
Colombia	7.8%	5.2%	3.1%	4.0%
Brazil	10.7%	6.6%	3.8%	1.7%
Argentina	19.6%	11.3%	21.9%	2.7%

Sensitivity to Changes in Assumptions

As of December 31, 2019, the Company performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of a 100 basis points and concluded that no impairment would be recorded except for Nicaragua. However, upon further review, the Company also concluded that no impairment would be recorded for Nicaragua.

CGU	Change in WACC	Change in Volume Growth CAGR(1)	Effect on Valuation
Mexico	0.4%	-1.0%	Passes by 4.9x
Brazil	0.5%	-1.0%	Passes by 1.6x
Colombia	0.3%	-1.0%	Passes by 4.7x
Argentina	1.9%	-1.0%	Passes by 13.9x
Guatemala	0.4%	-1.0%	Passes by 38.5x
Costa Rica	0.8%	-1.0%	Passes by 3.4x
Nicaragua	1.4%	-1.0%	Passes by 1.1x
Panamá	0.2%	-1.0%	Passes by 9.7x
Uruguay	0.3%	-1.0%	Passes by 3x

(1)	Compound Annual Growth Rate (CAGR)

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

Note 14. Other non-current assets and other non-current financial assets

14.1 Other Non-Current Assets:

	2019		2018
Non-current prepaid advertising expenses	Ps.	341	Ps.	388
Guarantee deposits (1)		1,553		1,647
Prepaid bonuses		225		247
Advances to acquire property, plant and equipment		203		233
Shared based payment		234		160
Indemnifiable contingencies from business combinations (2)		2,948		3,336
Recoverable tax		515		395
Other		18		66

	Ps.	6,037	Ps.	6,472

(1)	As it is customary in Brazil, the Company is required to guarantee tax, legal and labor contingencies by guarantee deposits. See Note 26.
(2)	Corresponds to indemnification assets that are warranted by former Vonpar owners as per the share purchase agreement.

14.2 Other Non-Current Financial Assets:

	2019		2018
Other non-current financial assets	Ps.	195	Ps.	226
Derivative financial instruments (See Note 21)		9		1,897

	Ps.	204	Ps.	2,123

Non-current accounts receivable to be held to maturity and the investment in other entities as well as financial derivative instruments are classified as FVOCI financial assets.

Note 15. Balances and Transactions with Related Parties and Affiliated Companies

Balances and transactions between the Company and its subsidiaries, have been eliminated in consolidation and are not disclosed in this note.

The consolidated statements of financial position and consolidated statements of income include the following balances and transactions with related parties and affiliated companies:

	2019		2018
Balances:
Assets (current included in accounts receivable)
Due from FEMSA and its subsidiaries (see Note 7) (1) (3)	Ps.	2,039	Ps.	783
Due from The Coca-Cola Company (see Note 7) (1)		802		1,173
Due from Heineken Group (1)		353		243
Other receivables (1)		261		332

	Ps.	3,455	Ps.	2,531

	2019		2018
Liabilities (current included in suppliers and other liabilities and loans)
Due to FEMSA and its subsidiaries (2) (3)	Ps.	854	Ps.	1,371
Due to The Coca-Cola Company (2)		4,417		3,893
Due to Heineken Group(2)		1,125		1,446
Other payables (2)		1,455		820

	Ps.	7,851	Ps.	7,530

(1)	Presented within accounts receivable.
(2)	Recorded within accounts payable and suppliers
(3)	Parent

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2019,2018 and 2017, there was no expense resulting from the un-collectability of balances due from related parties.

Details of transactions between the Company and other related parties are disclosed as follows:

Transactions	2019		2018		2017
Income:
Sales to affiliated parties	Ps.	5,694	Ps.	5,200	Ps.	4,761
Heineken		5		4		—
Interest income received from BBVA Bancomer, S.A. de C.V.		30		180		138
Expenses:
Purchases and other expenses from FEMSA		7,756		8,878		7,773
Purchases of concentrate from The Coca-Cola Company		34,063		32,379		30,758
Purchases of raw material, beer and operating expenses from Heineken (3)		12,755		14,959		13,608
Advertisement expense paid to The Coca-Cola Company		1,756		2,193		1,392
Purchases from Ades		497		592		—
Purchases from Jugos del Valle		2,863		2,872		2,604
Purchase of sugar from Promotora Industrial Azucarera, S.A. de C.V.		2,728		2,604		1,885
Purchase of sugar from Beta San Miguel		655		651		1,827
Purchase of sugar, cans and aluminum lids from Promotora Mexicana de Embotelladores, S.A. de C.V.		—		—		839
Purchase of canned products from Industria Envasadora de Queretaro, S.A. de C.V...		682		596		804
Purchase of inventories from Leao Alimentos e Bebidas, LTDA		1,867		2,654		4,010
Purchase of resin from Industria Mexicana de Reciclaje, S.A. de C.V.		281		298		267
Donations to Instituto Tecnologico y de Estudios Superiores de Monterrey, A.C. (1) (2)		127		127		47
Donations to Fundación Femsa, A.C.		146		179		2
Interest expense paid to The Coca-Cola Company		—		—		11
Interest and fees paid to Bancomer		98		168		—
Other expenses with related parties		15		79		202

(1)	One or more members of the Board of Directors or senior management of the Company are also members of the Board of Directors or senior management of the counterparties to these transactions.
(2)	In 2019 and 2018, there were donations to ITESM made through Fundacion FEMSA as intermediary for Ps. 127 and Ps. 127, respectively

(3)

Favorable Resolution of Arbitration in Brazil on October 31, 2019, the arbitration tribunal in charge of the arbitration proceeding between us and Cervejarias Kaiser Brasil, S.A., a subsidiary of Heineken, N.V. (“Kaiser”), issued an award confirming that the distribution agreement pursuant to which we distribute Kaiser’s portfolio in the country, including Heineken beer, shall continue in full force and effect until and including March 19, 2022.

The aggregate compensation paid to executive officers and senior management of the Company, recognized as an expense during the reporting period were as follows:

	2019		2018		2017
Current compensations and employee benefits	Ps.	978	Ps.	705	Ps.	621
Termination benefits		186		57		27
Shared based payments		188		157		316

Note 16. Balances and Transactions in Foreign Currencies

Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different from the functional currency of the Company. As of December 31, 2019 and 2018, assets and liabilities denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets		Liabilities
Balances	Current	Non-current	Current	Non-current
As of December 31, 2019
U.S. dollars	11,122	93	2,762	37,691
Euros	—	—	49	—
As of December 31, 2018
U.S. dollars	14,572	—	2,985	43,411
Euros	—	—	93	—

For the years ended December 31, 2019, 2018 and 2017 transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

Transactions	Revenues	Purchases of Raw Materials	Interest Expense	Other
Year ended December 31, 2019 U.S. dollars	1,506	14,307	1,910	2,723
Year ended December 31, 2019 Euros	—	454	—	—
Year ended December 31, 2018 U.S. dollars	1,481	18,129	2,223	2,161
Year ended December 31, 2018 Euros	—	—	—	—
Year ended December 31, 2017 U.S. dollars	653	13,381	2,454	1,544
Year ended December 31, 2017 Euros	—	18	—	—

Note 17. Post-Employment and Other Non-current Employee Benefits

The Company has various labor liabilities for employee benefits in connection with pension and retirement plans, seniority premiums and other post-employment benefits. Benefits vary depending upon the country where the individual employees are located. Presented below is a discussion of the Company’s labor liabilities in Mexico, which comprise the substantial majority of those, recorded in the consolidated financial statements.

17.1 Assumptions

The Company annually evaluates the reasonableness of the assumptions used in its labor liability for post-employment and other non-current employee benefits computations. In Mexico, actuarial calculations for pension and retirement plans and seniority premiums, as well as the associated cost for the period, were determined using the following long-term assumptions:

Mexico	2019		2018		2017
Financial:
Discount rate used to calculate the defined benefit obligation	7.5%		9.4%		7.60%
Salary increase	4.5%		4.6%		4.60%
Future pension increases	3.5%		3.6%		3.50%
Biometric:
Mortality	EMSSA 2009	(1)	EMSSA 2009	(1)	EMSSA 2009	(1)
Disability	IMSS-97	(2)	IMSS-97	(2)	IMSS-97	(2)
Normal retirement age	60 years		60 years		60 years
Rest of employee turnover	BMAR2007	(3)	BMAR2007	(3)	BMAR2007	(3)

(1)	EMSSA. Mexican Experience of Social Security (for its initials in Spanish)
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social (for its initials in Spanish)
(3)	BMAR. Actuary experience

In Mexico the methodology used to determine the discount rate was the yield or Internal Rate of Return (“IRR”) which involves a yield curve. In this case, the expected rates of each period were taken from a yield curve of the Mexican Federal Government Treasury Bond (known as CETES in Mexico) because there is no deep market in high quality corporate obligations in Mexico.

In Mexico upon retirement, the Company purchases an annuity for senior executives, which will be paid according to the option chosen by the employee.

Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans	Seniority Premiums
2020	315	38
2021	174	30
2022	143	28
2023	250	27
2024	232	27
2025 to 2029	1,996	145

17.2 Balances of the liabilities for post-employment and other non-current employee benefits

	2019		2018
Pension and Retirement Plans:
Vested benefit obligation	Ps.	627	Ps.	480
Non-vested benefit obligation		1,421		1,210

Accumulated benefit obligation		2,048		1,690
Excess of projected defined benefit obligation over accumulated benefit obligation		1,864		1,695

Defined benefit obligation		3,912		3,385
Pension plan funds at fair value		(1,122)		(1,031)

Net defined benefit liability	Ps.	2,790	Ps.	2,354

Seniority Premiums:
Vested benefit obligation	Ps.	214	Ps.	40
Non-vested benefit obligation		133		204

Accumulated benefit obligation		347		244
Excess of projected defined benefit obligation over accumulated benefit obligation		283		165

Defined benefit obligation		630		409
Seniority premium plan funds at fair value		(127)		(111)

Net defined benefit liability	Ps.	503	Ps.	298

Total post-employment and other non-current employee benefits	Ps.	3,293	Ps.	2,652

17.3 Trust assets

Trust assets consist of fixed and variable return financial instruments recorded at market value, which are invested as follows:

Type of instrument	2019	2018
Fixed return:
Traded securities	18%	25%
Life annuities	20%	20%
Bank instruments	9%	4%
Federal government instruments	35%	32%
Variable return:
Publicly traded shares	18%	19%

	100%	100%

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

The Company’s various pension plans have a technical committee that is responsible for verifying the correct operation of the plan with regard to the payment of benefits, actuarial valuations of the plan, and the monitoring and supervision of the benefit trust. The committee is responsible for determining the investment portfolio and the types of instruments the fund will be invested in. This technical committee is also responsible for reviewing the correct operation of the plan in all of the countries in which the Company has these benefits.

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

In Mexico, the amounts and types of securities of the Company and related parties included in portfolio fund are as follows:

	2019		2018
Mexico
Portfolio:
Debt:
Grupo Televisa, S.A.B. de C.V.	Ps.	—	Ps.	17
Grupo Industrial Bimbo, S.A.B. de C. V.		26		23
Grupo Financiero Banorte, S.A.B. de C.V.		8		8
Banco Compartamos Banco.		—		4
Capital:
Walmart de México S.A. de C.V.		—		6
Fomento Económico Mexicano, S.A.B. de C.V.		2		5
El Puerto de Liverpool, S.A.B. de C.V.		2		3
Grupo aeropuerto del sureste		—		2
Grupo Televisa, S.A.B. de C.V.		—		1
Alfa, S.A.B. de C.V.		3		—

During the years ended December 31, 2019, 2018 and 2017, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year.

17.4 Amounts recognized in the consolidated income statements and the consolidated statements of equity

	Income statement								Accumulated OCI
2019	Current Service Cost		Past Service Cost		(Gain) or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps.	170	Ps.	(44)	Ps.	2	Ps.	176	Ps.	790
Seniority premiums		35		76		—		24		65

Total	Ps.	205	Ps.	32	Ps.	2	Ps.	200	Ps.	855

	Income statement								Accumulated OCI
2018	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps.	195	Ps.	—	Ps.	(5)	Ps.	265	Ps.	370
Seniority premiums		42		—		—		34		(26)

Total	Ps.	237	Ps.	—	Ps.	(5)	Ps.	299	Ps.	344

Remeasurements of the net defined benefit liability recognized in other comprehensive income are as follows (amounts are net of tax):

	2019	2018	2017
Amount accumulated in other comprehensive income as of the beginning of the periods	Ps.344	Ps.567	Ps.585
Recognized during the year (obligation liability and plan assets)	98	100	(169)
Actuarial gains and losses arising from changes in financial assumptions	456	(357)	165
Acquisitions	—	(83)	—
Foreign exchange rate valuation (gain)	(43)	(66)	(14)
Philippines disposal	—	183	—

Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps.855	Ps.344	Ps.567

Remeasurements of the net defined benefit liability include the following:

•	The return on plan assets, excluding amounts included in net interest expense.

•	Actuarial gains and losses arising from changes in demographic assumptions.

•	Actuarial gains and losses arising from changes in financial assumptions.

17.5 Changes in the balance of the defined benefit obligation for post-employment and other non-current employee benefits

	2019	2018	2017
Pension and Retirement Plans:
Initial balance	Ps.3,388	Ps.4,369	Ps.2,915
Current service cost	170	195	241
Effect on curtailment	2	(5)	—
Interest expense	275	265	258
Actuarial gains or losses	585	(391)	190
Foreign exchange loss	(69)	(86)	(69)
Benefits paid	(395)	(265)	(385)
Acquisitions	—	417	1,209
Philippines disposal	—	(1,111)	—
Past service credit	(44)	—	10

	Ps.3,912	Ps.3,388	Ps.4,369

Seniority Premiums:
Initial balance	Ps.411	Ps.461	Ps.416
Current service cost	35	42	44
Effect on curtailment	—	—	—
Interest expense	37	34	29
Actuarial gains or losses	155	(84)	12
Benefits paid	(84)	(42)	(40)
Past service cost	76	—	—

	Ps.630	Ps.411	Ps.461

17.6 Changes in the balance of trust assets

	2019	2018	2017
Pension and retirement plans:
Balance at beginning of year	Ps.1,031	Ps.1,692	Ps.910
Actual return on trust assets	81	30	113
Foreign exchange gain	2	(2)	86
Life annuities	8	16	21
Benefits paid	—	(1)	(136)
Acquisitions	—	—	698
Philippines disposal	—	(704)	—

Balance at end of year	Ps.1,122	Ps.1,031	Ps.1,692

Seniority premiums
Balance at beginning of year	Ps.111	Ps.109	Ps.102
Actual return on trust assets	16	2	7

Balance at end of year	Ps.127	Ps.111	Ps.109

As a result of the Company’s investments in life annuities plan, management does not expect the Company will need to make material contributions to the trust assets in order to meet its future obligations.

17.7 Variation in assumptions

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

The following table presents the impact in absolute terms of a variation of 1.0% in the assumptions on the net defined benefit liability associated with the Company’s defined benefit plans. The sensitivity of this 1.0% on the significant actuarial assumptions is based on projected long-term discount rates for Mexico and a yield curve projections of long-term Mexican government bonds - CETES:

+1.0%:					Income Statement				Accumulated OCI
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability (asset)	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	158	Ps.	(41)	Ps.	1	Ps.	148	Ps.	781
Seniority premiums		34		72		—		23		100

Total	Ps.	192	Ps.	31	Ps.	1	Ps.	171	Ps.	881

Expected salary increase	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	184	Ps.	(47)	Ps.	2	Ps.	201	Ps.	844
Seniority premiums		39		83		—		29		120

Total	Ps.	223	Ps.	36	Ps.	2	Ps.	230	Ps.	964

17.8 Employee benefits expense

For the years ended December 31, 2019, 2018 and 2017, employee benefits expenses recognized in the consolidated income statements are as follows:

	2019		2018		2017
Included in cost of goods sold:
Wages and salaries	Ps.	4,052	Ps.	4,295	Ps.	4,323
Social security costs		1,277		1,320		1,449
Employee profit sharing		79		74		75
Pension and seniority premium costs (Note 17.4)		34		26		22
Share-based payment expense (Note 18.2)		1		3		6
Included in selling and distribution expenses:
Wages and salaries		16,068		16,590		12,001
Social security costs		4,717		4,651		4,417
Employee profit sharing		539		496		484
Pension and seniority premium costs (Note 17.4)		185		158		125
Share-based payment expense (Note 18.2)		2		11		7
Included in administrative expenses:
Wages and salaries		2,742		2,771		2,453
Social security costs		625		557		585
Employee profit sharing		35		31		31
Pension and seniority premium costs (Note 17.4)		20		46		42
Post-employment benefits other (Note 17.4)		—		2		10
Share-based payment expense (Note 18.2)		185		143		161

Total employee benefits expense	Ps.	30,561	Ps.	31,174	Ps.	26,191

Note 18. Bonus Programs

18.1 Quantitative and qualitative objectives

The bonus program for executives is based on achieving certain goals established annually by management and directors, which include quantitative and qualitative objectives and special projects.

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

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of achievement of the goals established every year. The bonuses are recognized in the income statement in the period ended and are paid in cash the following year. During the years ended December 31, 2019, 2018 and 2017 the bonus expense recorded amounted to Ps. 940, Ps. 659 and Ps. 701, respectively.

18.2 Share-based payment bonus plan

The Company has a stock incentive plan for the benefit of its senior executives. This plan uses as its main evaluation metric the EVA. Under the EVA stock incentive plan, eligible employees are entitled to receive a special annual bonus (fixed amount), to purchase FEMSA and Coca-Cola FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 33% per year. The 50% of Coca-Cola FEMSA’s annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options. For the years ended December 31, 2019, 2018 and 2017, no stock options have been granted to employees. Beginning with January 1, 2016 the shares ratably vest over a three year period.

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

At December 31, 2019 the shares granted under the Company’s executive incentive plans are as follows:

	Number of shares
Incentive Plan	FEMSA	KOF	Vesting period
2015	457,925	415,375	2016-2018
2016	567,671	719,132	2017-2019
2017	326,561	369,791	2018-2020
2018	211,290	256,281	2019-2021
2019	312,006	457,338	2020-2022

Total	1,875,453	2,217,917

For the years ended December 31, 2019, 2018 and 2017, the total expense recognized for the period arising from share-based payment transactions, using the grant date model, was of Ps. 188, Ps. 157 and Ps. 174, respectively.

As of December 31, 2019 and 2018, the asset recorded by Coca-Cola FEMSA in its consolidated statements of financial position amounted to Ps. 234 and Ps. 160, respectively, see Note 14.

Note 19. Bank Loans and Notes Payables

Expressed in millions of Mexican pesos. (1)	2020	2021	2022	2023	2024	2025 and following years	Carrying value as of December 31, 2019	Fair value as of December 31, 2019	Carrying value as of December 31, 2018
Short- term debt:
Fixed rate debt:
Argentine pesos
Bank loans	126	—	—	—	—	—	126	126	157
Interest rate	63.50%	—	—	—	—	—	63.50%	—	36.75%
Uruguayan pesos
Bank loans	63	—	—	—	—	—	63	63	771
Interest rate	11.59%	—	—	—	—	—	11.59%	—	9.96%
Colombian pesos
Bank loans	230	—	—	—	—	—	230	230	—
Interest rate	4.37%	—	—	—	—	—	4.37%	—	—

Subtotal	419	—	—	—	—	—	419	419	928

Variable rate debt:
Colombian pesos
Bank loans	431	—	—	—	—	—	431	431	454
Interest rate	4.66%	—	—	—	—	—	4.66%	—	5.58%
Argentine pesos
Bank loans	32	—	—	—	—	—	32	32	—
Interest rate	54.25%	—	—	—	—	—	54.25%	—	—

Subtotal	463	—	—	—	—	—	463	463	454

Short- term debt	882	—	—	—	—	—	882	882	1,382

Long term debt:
Fixed rate debt:
U.S. Dollar
Yankee bond	9,421	—	—	16,840	—	11,314	37,575	41,231	39,204
Interest rate	4.63%	—	—	3.88%	—	5.25%	4.48%	—	4.48%
Colombian pesos
Bank loans	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—
Brazilian reais
Notes payable (2)	—	—	—	—	—	—	—	—	4,653
Interest rate	—	—	—	—	—	—	—	—	0.38%
Bank loans	118	72	61	35	23	—	309	309	522
Interest rate	6.05%	6.05%	6.05%	6.05%	6.05%	—	6.05%	—	5.95%
Mexican pesos
Senior notes	—	2,499	—	7,496	—	8,489	18,484	17,879	18,481
Interest rate	—	8.27%	—	5.46%	—	7.87%	6.95%	—	6.95%

Expressed in millions of Mexican pesos. (1)	2020	2021	2022	2023	2024	2025 and following years	Carrying value as of December 31, 2019	Fair value as of December 31, 2019	Carrying value as of December 31, 2018
Uruguayan pesos
Bank loans	478	788	—	—	—	—	1,266	1,327	573
Interest rate	10.15%	9.93%	—	—	—	—	10.01%	—	10.15%
U.S. Dollar
Financial leases.	—	—	—	—	—	—	—	—	10
Interest rate	—	—	—	—	—	—	—	—	3.28%

Subtotal	10,017	3,359	61	24,371	23	19,803	57,634	60,746	63,443

Variable rate debt:
Mexican pesos
Senior notes	—	—	1,459	—	—	—	1,459	1,500	1,497
Interest rate	—	—	7.99%	—	—	—	7.99%	—	8.61%
Bank loans	—	—	—	—	—	9,358	9,358	9,401	10,100
Interest rate	—	—	—	—	—	8.20%	8.20%	—	8.56%
U. S. Dollar
Bank loans	—	—	—	—	—	—	—	—	4,025
Interest rate	—	—	—	—	—	—	—	—	3.34%
Colombian pesos
Bank loans	402	—	—	—	—	—	402	402	848
Interest rate	5.61%	—	—	—	—	—	5.61%	—	5.67%
Brazilian reais
Bank loans	184	52	6	—	—	—	242	242	505
Interest rate	7.82%	7.82%	7.82%	—	—	—	7.82%	—	9.53%
Notes payable	—	—	—	—	—	—	—	—	5
Interest rate	—	—	—	—	—	—	—	—	0.40%

Subtotal	586	52	1,465	—	—	9,358	11,461	11,545	16,980

Long term debt	10,603	3,411	1,526	24,371	23	29,161	69,095	72,291	80,423
Current portion of long term debt	10,603	—	—	—	—	—	10,603	—	10,222

Long- term debt	—	3,411	1,526	24,371	23	29,161	58,492	72,291	70,201

(1)	All interest rates shown in this table are weighted average contractual annual rates.
(2)

Promissory note denominated and payable in Brazilian reais; however, it is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.

For the years ended December 31, 2019, 2018 and 2017, the interest expense related to the bank loans and notes payable is comprised as follows and included in the consolidated income statement under the interest expense caption:

	2019		2018		2017
Interest on debts and borrowings	Ps.	4,459	Ps.	4,786	Ps.	4,337
Finance charges for employee benefits		200		202		182
Derivative instruments		1,946		2,370		4,161
Finance charges of leases		129		—		—
Finance operating charges		170		210		97

	Ps.	6,904	Ps.	7,568	Ps.	8,777

Coca-Cola FEMSA has the following debt bonds: a) registered with the Mexican stock exchange: i) Ps. 2,500 (nominal amount) with a maturity date in 2021 and fixed interest rate of 8.27% and ii) Ps. 7,500 (nominal amount) with a maturity date in 2023 and fixed interest rate of 5.46% iii) Ps. 1,500 (nominal amount) with a maturity date in 2022 and floating interest rate of TIIE + 0.25% iv) Ps. 8,500 (nominal amount) with a maturity date in 2027 and fixed interest rate of 7.87% and b) registered with the SEC : i) Senior notes of US. $ 500 with interest at a fixed rate of 4.63% and maturity date on February 15, 2020, ii) Senior notes of US. $900 with interest at a fixed rate of 3.88% and maturity date on November 26, 2023 and iii) Senior notes of US. $ 600 with interest at a fixed rate of 5.25% and maturity date on November 26, 2043 all of which are guaranteed by our subsidiaries: Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.) and Yoli de Acapulco, S. de R.L. de C.V. (“Guarantors”). In Note 29 we present supplemental guarantors consolidating financial information.

During 2018 Coca-Cola FEMSA had credit contracts in Mexican and Uruguayan peso with some banks for Ps. 10,100 and Ps. 1,344, respectively. On November 26, 2018, The Company paid the total balance of its bond in USD for USD 445 million and the total balance of Mexican debt for Ps. 10,100.

During 2019 Coca-Cola FEMSA celebrated bank loans in Mexico for an amount of Ps. 9,400 at an interest rate of 8.39% and 7.91%, such loans were used to settled bank loans denominated in USD and for general corporate purposes. Additionally, the Company obtained during 2019 bank loans in Uruguay, Colombia and Argentina for an amount of Ps. 1,670.

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

19.1 Reconciliation of liabilities arising from financing activities.

			Cash flows				Non-cash flows
	Carrying Value at December 31, 2018		Repayments		Proceeds		New leases		Others		Foreign Exchange movement		Translation Effect		Carrying Value at December 31, 2019
Short-term bank loans	Ps.	1,382	Ps.	(852)	Ps.	503	Ps.	—	Ps.	—	Ps.	—	Ps.	(151)	Ps.	882
Short-term notes payable		—		—		—		—		—		—		—		—

Total short-term from financing activities	Ps.	1,382	Ps.	(852)	Ps.	503	Ps.	—	Ps.	—	Ps.	—	Ps.	(151)	Ps.	882

Long-term bank loans		16,572		(14,926)		10,233		—		—		—		(303)		11,576
Long-term notes payable		63,841		(4,674)		—		—		—		(1,589)		(59)		57,519
Long-term lease liabilities		10		(8)		—		—		—		(1)		(1)		—

Total long-term from financing activities	Ps.	80,423	Ps.	(19,608)	Ps.	10,233	Ps.	—	Ps.	—	Ps.	(1,590)	Ps.	(363)	Ps.	69,095

Lease liabilities (1)	Ps.	1,798	Ps.	(492)	Ps.	—	Ps.	215	Ps.	(21)	Ps.	(37)	Ps.	(80)	Ps.	1,383

Total from financing activities	Ps.	83,603	Ps.	(20,952)	Ps.	10,736	Ps.	215	Ps.	(21)	Ps.	(1,627)	Ps.	(594)	Ps.	71,360

(1)	Beginning balance as of adoption date; Januray 1st 2019

			Cash flows				Non-cash flows
	Carrying Value at December 31, 2017		Repayments		Proceeds		Liability offset		Foreign Exchange movement		Translation Effect		Carrying Value at December 31, 2018
Short-term bank loans	Ps.	2,057	Ps.	(5,188)	Ps.	4,138	Ps.	—	Ps.	—	Ps.	375	Ps.	1,382
Short-term notes payable		—		—		—		—		—		—		—

Total short-term from financing activities	Ps.	2,057	Ps.	(5,188)	Ps.	4,138	Ps.	—	Ps.	—	Ps.	375	Ps.	1,382

Long-term bank loans		6,563		(1,702)		11,278		—		—		433		16,572
Long-term notes payable		74,740		(9,067)		—		(2,036)		1,157		(953)		63,841
Long-term lease liabilities		—		—		10		—		—		—		10

Total long-term from financing activities	Ps.	81,303	Ps.	(10,769)	Ps.	11,288	Ps.	(2,036)	Ps.	1,157	Ps.	(520)	Ps.	80,423

Total from financing activities	Ps.	83,360	Ps.	(15,957)	Ps.	15,426	Ps.	(2,036)	Ps.	1,157	Ps.	(145)	Ps.	81,805

Note 20. Other Income and Expenses

	2019			2018		2017
Other income:
Gain on sale of long-lived assets	Ps.	330		Ps.	399	Ps.	323
Cancellation of contingencies		565			162		268
Recoverable taxes		—			—		597
Foreign exchange gain related to operating activities		79			—		—
Other		916	(1)		8		354

	Ps.	1,890		Ps.	569	Ps.	1,542

	2019			2018		2017
Other expenses:
Provisions for contingencies	Ps.	1,305		Ps.	818	Ps.	943
Loss on the retirement of long-lived assets		318			103		174
Loss on sale of long-lived assets		288			221		368
Impairment		948			432		—
Severance payments		1,062	(2)		224		180
Donations		288			332		83
Foreign exchange losses related to operating activities		—			(25)		2,646
Venezuela impact (Note 3.3)		—			—		28,176
Other		171			345		329

	Ps.	4,380		Ps.	2,450	Ps.	32,899

(1)

Following a favorable decision from Brazilian tax authorities received during 2019, Coca-Cola FEMSA has been entitled to reclaim indirect tax payments made in prior years in Brazil, resulting in the recognition of a tax credit and a positive effect in the operating revenues and other income captions of the condensed consolidated income statements. See note 25.2.1.

(2)	During 2019, the Company incurred restructuring costs related to some of their operations as part of an efficiency program.

Note 21. Financial Instruments

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

The Company measures the fair value of its financial assets and liabilities classified as level 1 and 2, applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2019 and 2018:

	2019				2018
	Level 1		Level 2		Level 1		Level 2
Derivative financial instruments asset	Ps.	91	Ps.	905	Ps.	—	Ps.	2,605
Derivative financial instruments liability		47		2,191		236		881
Trust assets of labor obligations		1,249		—		1,142		—

21.1 Total debt

The fair value of bank loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2019 and 2018, which is considered to be level 1 in the fair value hierarchy (See Note 19).

21.2 Forward agreements to purchase foreign currency

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

At December 31, 2019, the Company had the following outstanding forward agreements to purchase foreign currency:

			Fair Value
	Notional
Maturity Date	Amount		(Liability)		Asset
2020	Ps.	7,692	Ps.	(315)	Ps.	20

At December 31, 2018, the Company had the following outstanding forward agreements to purchase foreign currency:

			Fair Value
	Notional
Maturity Date	Amount		(Liability)		Asset
2019	Ps.	4,768	Ps.	(66)	Ps.	109

21.3 Options to purchase foreign currency

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

At December 31, 2019, the Company paid a net premium of Ps. 3 for the following outstanding collar options to purchase foreign currency:

			Fair Value
	Notional
Maturity Date	Amount		(Liability)		Asset
2020	Ps.	107	Ps.	—	Ps.	2

As of December 31, 2018, the Company paid a net premium of Ps. 43 million for the following outstanding collar options to purchase foreign currency:

			Fair Value
	Notional
Maturity Date	Amount		(Liability)		Asset
2019	Ps.	1,734	Ps.	(33)	Ps.	57

21.4 Cross-currency swaps

The Company has contracts denominated as interest and cross-currency swaps in order to reduce the risk emanated from interest rate and exchange rate fluctuation in the contracted credits denominated in USD, hedging the total contracted loans as of December 2019. Exchange rate swaps are designated as hedge instruments where the Company changes the debt profile to the functional currency to reduce the exchange rate fluctuation risk.

The fair value is estimated using market prices that would apply to terminate the contracts at the end of the period. For accounting purposes, the cross currency swaps are recorded as both, Cash Flow Hedges in regards to the foreign exchange risk, and Fair Value Hedges in regards to the interest rate risk and related foreign exchange risk. The fair value changes related to exchange rate fluctuations of the notional of those cross currency swaps and the accrued interest are recorded in the consolidated income statements. The remaining portion of the fair value changes, when designated as Cash Flow Hedges, are recorded in the consolidated balance sheet in “cumulative other comprehensive income”. If they are designated as Fair Value Hedges the changes in this remaining portion are recorded in the income statements as “market value (gain) loss on financial instruments”.

At December 31, 2019, the Company had the following outstanding cross currency swap agreements:

			Fair value
	Notional
Maturity Date	Amount		(Liability)		Asset
2020	Ps.	13,788	Ps.	(297)	Ps.	781
2021		—		—		—
2023		10,742		(594)		—
2027		6,596		(843)		—

At December 31, 2018, the Company had the following outstanding cross currency swap agreements:

			Fair Value
	Notional
Maturity Date	Amount		(Liability)		Asset
2019	Ps.	4,652	Ps.	—	Ps.	498
2020		14,400		(79)		969
2021		4,035		—		586
2023		11,219		(390)		135
2027		6,889		(42)		202

21.5 Interest Rate swaps

The Company has contracted a number of interest rate swaps to reduce its exposure to interest rate fluctuations associated with its debt denominated in BRL. These interest rate swaps, for accounting purposes are recorded as Cash Flows Hedges and the interest rate variation is recorded in the consolidated balance sheet as “cumulative other comprehensive income”.

At December 31, 2019, the Company had the following outstanding interest rate swap agreements:

			Fair value
	Notional
Maturity Date	Amount		(Liability)		Asset
2020	Ps.	4,365	Ps.	(142)	—

At December 31, 2018, the Company had the following outstanding interest rate swap agreements:

			Fair Value
	Notional
Maturity Date	Amount		(Liability)		Asset
2019	Ps.	4,013	Ps.	(49)	—
2020		4,559		(112)	—
2021		4,035		(110)	—

21.6 Treasury Lock contracts

The Company has contracted a number of treasury locks to reduce its exposure to interest rate fluctuations associated with its USD debt These treasury locks, for accounting purposes are recorded as Cash Flow Hedges and the interest rate variation is recorded in the consolidated balance sheet as “cumulative other comprehensive income”.

At December 31, 2019, the Company had the following outstanding treasury locks agreements:

			Fair value
	Notional
Maturity Date	Amount		(Liability)		Asset
2020	Ps.	10,365	Ps.	—	Ps.	102

21.7 Commodity price contracts

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

As of December 31, 2019, the Company had the following aluminum price contracts:

			Fair value
	Notional
Maturity Date	Amount		(Liability)	Asset
2020	Ps.	394	Ps. (1)	Ps.	5

As of December 31, 2019, the Company had the following PX + MEG (resin) price contracts:

			Fair value
	Notional
Maturity Date	amount		(Liability)		Asset
2020	Ps.	320	Ps.	(28)	Ps.	—

As of December 31, 2019, the Company had the following sugar price contracts:

			Fair value
	Notional
Maturity Date	Amount		(Liability)		Asset
2020	Ps.	1,554	Ps.	(18)	Ps.	71
2021		98		—	Ps.	15

As of December 31, 2018, the Company had the following aluminum price contracts:

			Fair value
	Notional
Maturity Date	Amount		(Liability)		Asset
2019	Ps.	265	Ps.	(17)	Ps.	—

As of December 31, 2018, the Company had the following PX + MEG (resin) price contracts

			Fair value
	Notional
Maturity Date	Amount		(Liability)		Asset
2019	Ps.	1,303	Ps.	(131)	Ps.	—

As of December 31, 2018, the Company had the following sugar price contracts:

			Fair value
	Notional
Maturity Date	Amount		(Liability)		Asset
2019	Ps.	1,223	Ps.	(88)	Ps.	—

21.8 Option embedded in the Promissory Note to fund the Vonpar’s acquisition

On December 6, 2016, as part of the purchase price paid for the Company’s acquisition of Vonpar, Spal issued and delivered a three-year promissory note to the sellers, for a total amount of 1,166 million Brazilian reais. On November 14, 2018 Spal prepaid an amount for 103 million of USD (393 million of Brazilian real) (and the amount left as of December 31, 2018 is 1,000 million of Brazilian real). The promissory note beards interest at an annual rate of 0.375%, and was denominated and payable in Brazilian reais. The promissory note was linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note increased or decreased based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar. The holders of the promissory note had an option, that could be exercised prior to the scheduled maturity of the promissory note, to capitalize the Mexican peso amount equivalent to the amount payable under the promissory note into a recently incorporated Mexican company which would then be merged into the Company in exchange for Series L shares at a strike price of Ps.178.5 per share. On December 6, 2019 the Promissory Note matured and the option embedded expired worthless. As such, the Company paid a total amount of 1,000 million of Brazilian real (approximately Ps. 4,676) for the maturity of the Notes.

21.9 Net effects of expired contracts that met hedging criteria

Derivative	Impact in consolidated income statement	2019		2018		2017
Cross currency swaps (1)	Interest expense	Ps.	199	Ps.	157	Ps.	2,102
Cross currency swaps (1)	Foreign exchange		480		642		—
Interest rate swaps	Interest expense		515		—		—
Option to purchase foreign currency	Cost of good sold		(63)		(8)		—
Forward agreements to purchase foreign currency	Cost of good sold		(163)		240		89
Commodity Price contracts	Cost of good sold		(391)		(258)		(6)

(1)

The 2018 amount belong to the Brazilian swaps maturity and the amount for 2017 belongs to the maturity of the Mexico swaps portfolio. Both amounts are disclosed as part of the financial activities in each year.

21.10 Net effect of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes.

Derivative	Impact in profit and loss	2019		2018		2017
Forward agreements to purchase foreign currency	Market value (loss) gain on financial statements	Ps.	4	Ps.	(12)	Ps.	12
Cross currency swaps	Market value (loss) gain on financial statements	Ps.	(293)		(116)		337

21.11 Net effect of expired contracts that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2019		2018		2017
Cross-currency swaps	Market value (loss) on financial instruments	Ps.	(293)	Ps.	(186)	Ps.	(104)
Embedded derivatives	Market value gain on financial instruments		4		—		1

21.12 Risk management

The Company has exposure to the following financial risks:

•	Market risk;

•	Interest rate risk;

•	Liquidity risk; and

•	Credit risk

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

•	Changes in the period covered.

21.12.1 Market risk

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

The Company tracks the fair value (mark to market) of its derivative financial instruments and its possible changes using scenario analyses. The following disclosures provide a sensitivity analysis of the market risks, which the Company is exposed to as it relates to foreign exchange rates, interests rates and commodity prices, which it considers in its existing hedging strategy:

Forward agreement to purchase U.S. Dollar (MXN/USD)	Change in USD rate	Effect on equity		Profit and loss effect
2019	(9%)	Ps.	(739)	Ps.	—
2018	(13%)		(365)		—
2017	(12%)		(602)		—

Forward agreement to purchase U.S. Dollar (BRL/USD)	Change in USD rate	Effect on equity		Profit and loss effect
2019	(13%)	Ps.	(155)	Ps.	—
2018	(16%)		(413)		—
2017	(14%)		(234)		—

Forward agreement to purchase U.S. Dollar (COP/USD)	Change in USD rate	Effect on equity		Profit and loss effect
2019	(10%)	Ps.	(54)	Ps.	—
2018	(12%)		(2)		—
2017	(9%)		(73)		—

Forward agreement to purchase U.S. Dollar (ARS/USD)	Change in USD rate	Effect on equity		Profit and loss effect
2019	(25%)	Ps.	(88)	Ps.	—
2018	(27%)		(522)		—

Forward agreement to purchase U.S. Dollar (UYU/USD)	Change in USD rate	Effect on equity		Profit and loss effect
2019	(5%)	Ps.	(23)	Ps.	—
2018	(8%)		(46)		—

Cross currency swaps (USD to MXN)	Change in USD rate	Effect on equity		Profit and loss effect
2019	(9%)	Ps.	(2,315)	Ps.	—
2018	(13%)		(3,130)		—
2017	(12%)		(3,540)		—

Cross currency swaps (USD to BRL)	Change in USD rate	Effect on equity		Profit and loss effect
2019	(13%)	Ps.	(645)	Ps.	—
2018	(16%)		(9,068)		—
2017	(14%)		(7,483)		—

Interest rate swaps (floating to fixed rates)	Change in BRL rate	Effect on equity		Profit and loss effect
2019	(100 bps )	Ps.	(37)	Ps.	—
2018	(100 bps )		(1,976)		—

Sugar price contracts	Change on sugar Price	Effect on equity		Profit and loss effect
2019	(24%)	Ps.	(255)	Ps.	—
2018	(30%)		(341)		—
2017	(30%)		(32)		—

Aluminum price contracts	Change on Aluminum price	Effect on equity		Profit and loss effect
2019	(15%)	Ps.	(1,164)	Ps.	—
2018	(22%)		(55)		—
2016	(16%)		(13)		—

Options to purchase foreign currency (MXN to USD)	Change on USD rate	Effect on equity		Profit and loss effect
2019	(10%)	Ps.	(6)	Ps.	—
2018	(13%)		(303)		—

21.12.2 Interest rate risk

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

The following disclosures provide a sensitivity analysis of the interest rate risks management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to its fixed and floating rate borrowings and which considers its existing hedging strategy:

Interest Rate Risk	Change in U.S.$ rate	Effect on (profit) or loss
2019	+100 bps	Ps.	(44)
2018	+100 bps	Ps.	(134)
2017	+100 bps		(251)

21.12.3 Liquidity risk

The Company’s principal source of liquidity has generally been cash generated from its operations. A significant majority of the Company’s sales are on a short-term credit basis. The Company has traditionally been able to rely on cash generated from operations to fund its capital requirements and its capital expenditures. The Company’s working capital benefits from the fact that most of its sales are made on a cash basis, while it generally pays its suppliers on credit. In recent periods, the Company has mainly used cash generated from operations to fund acquisitions. The Company has also used a combination of borrowings from Mexican and international banks and issuances in the Mexican and international capital markets to fund acquisitions.

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

See Note 19 for a disclosure of the Company’s maturity dates associated with its non-current financial liabilities as of December 31, 2019.

The following table reflects all contractually fixed and variable pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected gross cash outflows from derivative financial liabilities that are in place as of December 31, 2019.

Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on economic conditions (like interest rates and foreign exchange rates) existing at December 31, 2019.

(In millions of Ps)	2020		2021		2022		2023		2024		2025 and thereafter
Non-derivative financial liabilities:
Notes and bonds	Ps.	9,423	Ps.	2,500	Ps.	1,500	Ps.	24,461	Ps.	—	Ps.	19,807
Loans from banks		2,064		912		67		35		23		9,400
Derivatives financial liabilities (assets)		828		1,015		1,032		979		427		1,517

The Company generally makes payments associated with its financial liabilities with cash generated from its operations.

As of April 10, 2020 considering a 30% depreciation in the value of each local currency in the countries where we operate relative to the U.S. dollar since our closing as of December 31, 2019, as applied to our U.S. dollar-denominated indebtedness, cross-currency swap agreements and U.S. dollar cash balances at December 31, 2019, it would have resulted in a foreign exchange gain of Ps. 1,345 million.

21.12.4 Credit risk

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

The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in cash. The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2019 and 2018 is the carrying amounts (see Note 7).

The credit risk for liquid funds and derivative financial instruments is limited because the counterparties are highly rated banks as designated by international credit rating agencies.

The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining a Credit Support Annex (CSA) that establishes margin requirements. As of December 31, 2019 the Company concluded that the maximum exposure to credit risk related with derivative financial instruments is not significant given the high credit rating of its counterparties.

21.13 Cash Flow hedges

As of December 31, 2019, the Company’s financial instruments used to hedge its exposure to foreign exchange rates, interest rates and commodity risks were as follows:

Maturity
	1-6 months	6-12 months	More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Net exposure (in millions of pesos)	3,742	2,086	—
Average exchange rate MXN/USD	20.00	20.20	—
Net exposure (in millions of pesos)	697	303	—
Average exchange rate BRL/USD	4.04	4.16	—
Net exposure (in millions of pesos)	220	85	—
Average exchange rate COP/USD	3,491	3,460	—
Net exposure (in millions of pesos)	137	—	—
Average exchange rate ARS/USD	79.23	—	—
Net exposure (in millions of pesos)	335	87	—
Average exchange rate UYU/USD	37.55	40.03	—
Foreign exchange currency option contracts
Net exposure (in millions of pesos)	107	—	—
Average exchange rate COP/USD	3,252	—	—
Foreign exchange currency swap contracts
Net exposure (in millions of pesos)	9,423	—	8,292
Average exchange rate MXN/USD	19.54	—	19.92
Net exposure (in millions of pesos)	—	4,365	9,046
Average exchange rate BRL/USD	—	3.41	4.00

Interest rate risk
Interest rate swaps
Net exposure (in millions of pesos)	—	4,365	—
Average interest rate	—	8.34%	—
Treasury Locks
Net exposure (in millions of pesos)	10,365	—	—
Average interest rate	1.81%	—	—

Commodities risk
Aluminum (in millions of pesos)	276	118	—
Average price (USD/Ton)	1,796	1,812	—
Sugar (in millions of pesos)	1,192	361	98
Average price (USD cent/Lb)	13.09	12.73	13.45
PX+MEG (in millions of pesos)	160	160	—
Average price (USD /Ton)	848	848	—

As of December 31, 2018, the Company’s financial instruments used to hedge its exposure to foreign exchange rates, interest rates and commodity risks were as follows:

Maturity
	1-6 months	6-12 months	More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Net exposure (in millions of pesos)	3,484	683	—
Average exchange rate MXN/USD	20.19	20.75	—
Net exposure (in millions of pesos)	805	337	—
Average exchange rate BRL/USD	3.75	3.83	—
Net exposure (in millions of pesos)	429	63	—
Average exchange rate COP/USD	2,851	2,976	—
Net exposure (in millions of pesos)	339	—	—
Average exchange rate ARS/USD	43.31	—	—
Net exposure (in millions of pesos)	196	159	—
Average exchange rate UYU/USD	32.9	33.97	—
Foreign exchange currency swap contracts
Net exposure (in millions of pesos)	—	—	18,502
Average exchange rate MXN/USD	—	—	19.72
Net exposure (in millions of pesos)	—	4,652	18,042
Average exchange rate BRL/USD	—	3.36	3.59

Interest rate risk
Interest rate swaps
Net exposure (in millions of pesos)	—	4,013	8,594
Average interest rate	—	6.29%	8.15%

Commodities risk
Aluminum (in millions of pesos)	189	75	—
Average price (USD/Ton)	1,975	1,986	—
Sugar (in millions of pesos)	725	498	—
Average price (USD cent/Lb)	12.86	13.11	—
PX+MEG (in millions of pesos)	739	565	—
Average price (USD /Ton)	1,077	1,040	—

As of December 31, 2018, the Company included the following cash flows hedge exposures:

In millions of pesos	Cash flow hedge reserve	Cash flow hedge costs	Remained balances of cash flow hedge reserve from which hedge accounting is not applied
Foreign exchange currency risk
Net sales, trade account receivables and borrowings	—	—	—
Purchase of stock	1	22	—

As of December 31, 2017, the Company included the following cash flows hedge exposures:

In millions of pesos	Cash flow hedge reserve	Cash flow hedge costs	Remained balances of cash flow hedge reserve from which hedge accounting is not applied
Foreign exchange currency risk
Net sales, trade account receivables and borrowings	—	—	—
Purchase of stock	—	11	—

As of December 31, 2018, cash flow financial instruments amounts and its related non-effective portion were as follows:

In millions of pesos	Notional	Assets	Liabilities	Financial position category in which the cash flow hedge is included
Foreign exchange currency risk
Forward contracts: Net sales, trade accounts receivables and borrowings	—	—	—	Other investments including financial derivatives (assets), trade accounts payable (liabilities)

Purchase of stock	4,768	109	(66)

Exchange rate swaps	41,195	2,390	(511)

Interest rate risk
Swap interest rate	12,607	—	(271)	Other investments including financial derivatives (assets), trade accounts payable (liabilities)

Commodities risk
Aluminum	265	—	(17)
Sugar	1,223	—	(88)
PX+MEG	1,303	—	(131)

Note 22. Non-Controlling Interest in Consolidated Subsidiaries

An analysis of Coca-Cola FEMSA’s non-controlling interest in its consolidated subsidiaries for the years ended December 31, 2019, 2018 and 2017 is as follows:

	2019		2018		2017
Mexico	Ps.	5,671	Ps.	5,700	Ps.	5,994
Colombia		21		21		23
Brazil		1,059		1,085		1,224
Philippines		—		—		10,900

	Ps.	6,751	Ps.	6,806	Ps.	18,141

Non-controlling interests in Mexico primarily represent the individual results of a Mexican holding company Kristine Overseas, S.A.P.I. de C.V. This entity also has non-controlling stakes in certain Brazilian subsidiaries.

Commencing on February 1, 2017, the Company started consolidating CCFPI’s financial results in its financial statements.

As disclosed in Note 5, since its designation as discontinued operation, the Asia segment is no longer reported as a separate segment in Note 27. The sale was completed on December 13, 2018 and the related non- controlling interest was eliminated.

The changes in Coca-Cola FEMSA’s non-controlling interest were as follows:

	2019		2018		2017
Balance at beginning of the period	Ps.	6,806	Ps.	18,141	Ps.	7,096
Effects of business combination		—		—		11,072
Net income of non-controlling interest		529		1,159		1,148
Exchange differences on translation of foreign operations		(565)		(1,338)		(1,138)
Re-measurements of the net defined employee benefit liability		—		37		38
Valuation of the effective portion of derivative financial instruments, net of taxes		(16)		(41)		(74)
Dividends paid		(3)		—		(1)
Accounting standard adoption effects (see Note 2.4)		—		(12)		—
Philippines deconsolidation		—		(11,140)		—

Balance at end of the period	Ps.	6,751	Ps.	6,806	Ps.	18,141

Note 23. Equity

23.1 Equity accounts

As of December 31, 2019, the common stock of Coca-Cola FEMSA is represented by 16,806,658,096 common shares, with no par value. Fixed capital stock is Ps. 934 (nominal value) and variable capital is unlimited.

The characteristics of the common shares are as follows:

•	Series “A” and series “D” shares are ordinary, have all voting rights and are subject to transfer restrictions;

•	Series “A” shares may only be acquired by Mexican individuals and may not represent less than 50.1% of the ordinary shares.

•	Series “D” shares have no foreign ownership restrictions and may not represent more than 49.9% of the ordinary shares.

•

Series “B” and series “L” are free of transference jointly as long as they are listed as linked units. In case the related units are unlinked, the types B shares and the types L share will each be free transfer.

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

The capital stock of the Company prior to and immediately after the Stock Split is as follows:

Outstanding shares prior to the Stock Split:

Series of shares	Shareholders	Outstanding shares	% of the capital stock	% of ordinary shares with full voting rights
A	Wholly-owned subsidiary of Fomento Económico Mexicano, S.A.B. de C.V.	992,078,519	47.22%	62.96%
D	Wholly-owned subsidiaries of The Coca-Cola Company	583,545,678	27.78%	37.04%
L	Public float	525,208,065	25.01%	0%
Total		2,100,832,262	100%	100%

Outstanding shares after the Stock Split:

Series of shares	Shareholders	Outstanding shares	% of the capital stock	% of ordinary shares with full voting rights
A	Wholly-owned subsidiary of Fomento Económico Mexicano, S.A.B. de C.V.	7,936,628,152	47.22%	55.97%
D	Wholly-owned subsidiaries of The Coca-Cola Company	4,668,365,424	27.78%	32.92%
B	Public float	1,575,624,195	9.38%	11.11%
L	Public float	2,626,040,325	15.63%	0%
Total		16,806,658,096	100%	100%

As of December 31, 2019, 2018 and 2017, the number of each share series representing Coca-Cola FEMSA’s common stock is comprised as follows:

	Thousands of Shares
Series of shares	2019	2018	2017
“A”	7,936,628	7,936,628	7,936,628
“B”	1,575,624	1,575,624	1,575,624
“D”	4,668,366	4,668,366	4,668,366
“L”	2,626,040	2,626,040	2,626,040

	16,806,658	16,806,658	16,806,658

The changes in the share are as follows:

	Thousands of Shares
Series of shares (1)	2019	2018	2017
Initial shares	16,806,658	16,806,658	16,659,232
Shares issuance	—	—	147,426

Final shares	16,806,658	16,806,658	16,806,658

(1)	The information for the years ended December 31, 2018 have been adjusted retrospectively for comparative purposes based on the number of shares resulting from the stock split occurred in March 2019.

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve amounts to 20% of common stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company. As of December 31, 2019, 2018 and 2017, this reserve was Ps. 187, Ps. 164 and Ps. 164 respectively included in retained earnings.

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except for restated shareholder contributions and distributions made from net consolidated taxable income, denominated “Cuenta de Utilidad Fiscal Neta” (“CUFIN”).

Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. The Company’s balances of CUFIN amounted to Ps. 12,239 not subject to withholding tax.

For the years ended December 31, 2019, 2018 and 2017 the dividends declared and paid per share by the Company are as follows:

Series of shares	2019 (1)		2018		2017
“A”	Ps.	3,512	Ps.	3,323	Ps.	3,280
“D”		2,066		1,955		1,929
“L”		1,162		1,100		1,085
“B”		697		660		651

	Ps.	7,437	Ps.	7,038	Ps.	6,945

(1)

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 14, 2019, the shareholders declared a dividend of Ps. 7,437 that was paid in May 3, 2019 and November 1, 2019. Represents a dividend of Ps. 3.54 per each ordinary share.

23.2 Capital management

The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balance in order to obtain the lowest cost of capital available. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2019 and 2018.

The Company is not subject to any externally imposed capital requirements, other than the legal reserve and debt covenants (see Note 19 and Note 23.1).

The Company’s Finance and Planning and the Corporate Practices Committees reviews the capital structure of the Company on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. In conjunction with this objective, the Company seeks to maintain the highest credit rating both national and international, currently rated AAA and A-/A2/A- respectively, which requires us to comply, among others, with the financial metrics that each rating agency considers. For example, some rating agencies maintain a debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio lower than 2.0x. As a result, prior to entering into new business ventures, acquisitions or divestures, management evaluates the impact that these transactions can have on its credit rating.

Note 24. Earnings per Share

Basic earnings per share amounts are calculated by dividing consolidated net income for the year attributable to controlling interest by the weighted average number of shares outstanding during the period adjusted for the weighted average of own shares purchased in the period.

Diluted earnings per share amounts are calculated by dividing consolidated net income for the year attributable to equity holders of the parent by the weighted average number of shares outstanding during the period plus the weighted average number of shares for the effects of dilutive potential shares (originated by the Company’s commitment to capitalize 27.9 million KOF series L shares).

The earnings per share for the years ended December 31, 2018 and 2017 have been adjusted retrospectively for comparative purposes based on the number of shares resulting from the stock split.

Earnings amounts per share type are as follows:

	2019
		Per series		Per series		Per series		Per series
		“A” shares		“D” shares		“B” shares		“L” shares
Consolidated net Income		Ps. 5,965		Ps. 3,508		Ps. 1,184		Ps. 1,973
Consolidated net income attributable to equity holders of the parent- continuing operations		5,714		3,361		1,135		1,891
Weighted average number of shares for basic earnings per share (millions of shares)		7,937		4,668		1,576		2,626

	2018
		Per series		Per series		Per series		Per series
		“A” shares		“D” shares		“B” shares		“L” shares
Consolidated net Income	Ps.	7,116	Ps.	4,186	Ps.	1,413	Ps.	2,355

Consolidated net income attributable to equity holders of the parent- continuing operations		5,164		3,038		1,025		1,709
Consolidated net income attributable to equity holders of the parent- discontinued operation		1,405		826		279		465
Weighted average number of shares for basic earnings per share (millions of shares)		7,937		4,668		1,576		2,626

	2017
		Per series		Per series		Per series		Per series
		“A” shares		“D” shares		“B” shares		“L” shares
Consolidated net loss	Ps.	(6,073)	Ps.	(3,572)	Ps.	(1,184)	Ps.	(1,973)

Consolidated net loss attributable to equity holders of the parent- continuing operations		(7,618)		(4,480)		(1,485)		(2,475)
Consolidated net income attributable to equity holders of the parent- discontinued operation		1,545		908		301		502
Weighted average number of shares for basic earnings per share (millions of shares)		7,937		4,668		1,547		2,579

Note 25. Income Taxes

25.1 Income Tax

The major components of income tax expense for the years ended December 31, 2019, 2018 and 2017 are:

	2019		2018		2017
Current tax expense:
Current year	Ps.	6,011	Ps.	4,763	Ps.	6,108

Deferred tax expense:
Origination and reversal of temporary differences		905		1,579		(1,859)
(Benefit) utilization of tax losses recognized		(1,268)		(1,082)		(65)

Total deferred tax income expense (benefit)		(363)		497		(1,924)

Total income tax expense in consolidated net income	Ps.	5,648	Ps.	5,260	Ps.	4,184

2019	Mexico		Foreign		Total
Current tax expense:
Current year	Ps.	5,123	Ps.	888	Ps.	6,011

Deferred tax expense:
Origination and reversal of temporary differences		(438)		1,343		905
(Benefit) utilization of tax losses recognized		(1,136)		(132)		(1,268)

Total deferred tax (benefit)		(1,574)		1,211		(363)

Total income tax expense in consolidated net income	Ps.	3,549	Ps.	2,099	Ps.	5,648

2018	Mexico		Foreign		Total
Current tax expense:
Current year	Ps.	3,545	Ps.	1,218	Ps.	4,763

Deferred tax expense:
Origination and reversal of temporary differences		(283)		1,862		1,579
(Benefit) utilization of tax losses recognized		(679)		(403)		(1,082)

Total deferred tax (benefit)		(962)		1,459		497

Total income tax expense in consolidated net income	Ps.	2,583	Ps.	2,677	Ps.	5,260

2017	Mexico		Foreign		Total
Current tax expense:
Current year	Ps.	3,874	Ps.	2,234	Ps.	6,108

Deferred tax expense:
Origination and reversal of temporary differences		(1,798)		(61)		(1,859)
(Benefit) utilization of tax losses recognized		179		(244)		(65)

Total deferred tax (benefit)		(1,619)		(305)		(1,924)

Total income tax expense in consolidated net income	Ps.	2,255	Ps.	1,929	Ps.	4,184

Recognized in Consolidated Statement of Other Comprehensive Income (OCI)

	2019		2018		2017
Income tax related to items charged or recognized directly in OCI during the year:
Unrealized (gain) loss on cash flow hedges	Ps.	(373)	Ps.	(208)	Ps.	(160)
Remeasurements of the net defined benefit liability		(192)		152		(61)

Total income tax recognized in OCI	Ps.	(565)	Ps.	(56)	Ps.	(221)

Balance of income tax included in Accumulated Other Comprehensive Income (AOCI) as of:

	2019		2018		2017
Income tax related to items charged or recognized directly in OCI as of year-end:
Unrealized loss (gain) on derivative financial instruments	Ps.	(481)	Ps.	(128)	Ps.59

Comprehensive income to be reclassified to profit or loss in subsequent periods	(481)		(128)		59

Re-measurements of the net defined benefit liability	(240)		(56)		(199)

Balance of income tax in AOCI	Ps.	(721)	Ps.	(184)	Ps.	(140)

A reconciliation between income tax expense and income (loss) before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method multiplied by the Mexican domestic statutory tax rate for the years ended December 31, 2019, 2018 and 2017 is as follows:

	2019	2018	2017
Mexican statutory income tax rate	30%	30%	30%
Income tax from prior years	(2.66)	(0.50)	3.16
(Loss) on monetary position for subsidiaries in hyperinflationary economies	(0.50)	(0.96)	4.26
Annual inflation tax adjustment	0.78	(0.32)	(3.65)
Non-deductible expenses	3.92	2.43	(5.54)
Non-taxable income	—	(0.78)	1.17
Income taxed at a rate other than the Mexican statutory rate	1.28	1.69	(2.54)
Effect of restatement of tax values	(1.47)	(3.38)	5.53
Effect of change in statutory rate	(0.52)	(0.38)	0.20
Income tax credits	(0.18)	(0.13)	9.68
Effect of Venezuela (Note 3.3)	—	—	(75.56)
Tax loss	(1.01)	1.04	(6.00)
Other	1.04	1.89	2.12

	30.68%	30.60%	(37.17)%

In 2017, the Venezuela deconsolidation impacted significantly the effective tax rate. Had this effect not occurred, the effective tax rate would have been 28.12%

Deferred income tax

An analysis of the temporary differences giving rise to deferred income tax liabilities (assets) is as follows:

	Consolidated Statement of Financial Position as of				Consolidated Income Statement
	2019		2018		2019		2018		2017
Allowance for doubtful accounts	Ps.	(60)	Ps.	(33)	Ps.	(18)	Ps.	76	Ps.	16
Inventories		(61)		(32)		(37)		(33)		(60)
Prepaid expenses		43		3		41		(19)		5
Property, plant and equipment, net		(863)		(1,051)		128		(392)		(1,783)
Rights of use assets		197		—		197		—		—
Other assets		20		38		24		74		(166)
Finite useful lived intangible assets		148		225		(78)		182		761
Indefinite lived intangible assets		1,039		1,081		114		31		743
Post-employment and other non-current employee benefits		(387)		(457)		65		(114)		(56)
Derivative financial instruments		(7)		3		(12)		(39)		(44)
Contingencies		(2,169)		(2,209)		(94)		1,146		(886)
Employee profit sharing payable		(201)		(184)		17		—		6
Tax loss carryforwards		(9,224)		(8,358)		(1,268)		(1,082)		(13)
Tax credits to recover (1)		(1,855)		(1,855)		(122)		(109)		(1,159)
Cumulative other comprehensive income		(721)		(184)		29		(54)		(224)
Liabilities of amortization of goodwill of business acquisition		7,663		7,299		860		1,125		(554)
Financial leasing		(190)		—		(190)		—		—
Other liabilities		(33)		132		(19)		(295)		1,490

Deferred tax (income)					Ps.	(363)	Ps.	497	Ps.	(1,924)

Deferred tax, asset	Ps.	(10,432)	Ps.	(8,438)
Deferred tax, liability		3,771		2,856

Deferred income taxes, net	Ps.	(6,661)	Ps.	(5,582)

(1)

Correspond to income tax credits arising from dividends received from foreign subsidiaries to be recovered within the next ten years accordingly to the Mexican Income Tax law as well as effects of the exchange of foreign currencies with Related and Non-Related Parties.

The changes in the balance of the net deferred income tax asset are as follows:

	2019		2018		2017
Balance at beginning of the period	Ps.	(5,582)	Ps.	(6,298)	Ps.	(4,776)
Deferred tax provision for the period		(363)		497		(1,763)
Change in the statutory rate		(66)		63		—
Acquisition of subsidiaries, see Note 4		57		(413)		(563)
Venezuela effect		—		—		261
Effects in equity:
Unrealized (gain) on derivative financial instruments		(373)		(21)		(160)
Cumulative translation adjustment		(230)		31		221
Remeasurements of the net defined benefit liability		(192)		152		(61)
Inflation adjustment		88		20		543
Philippines disposal		—		387		—

Balance at end of the period	Ps.	(6,661)	Ps.	(5,582)	Ps.	(6,298)

The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.

The Company has determined that undistributed profits of its subsidiaries, will not be distributed in the foreseeable future. The temporary differences associated with investments in subsidiaries, associates and joint ventures, for which deferred tax liabilities have not been recognized, aggregate to December 31, 2019: Ps. 13,187, December 31, 2018: Ps. 9,237 and, December 31, 2017: Ps. 5,847.

Tax Loss Carryforwards

Some subsidiaries in Mexico, Colombia and Brazil have tax loss carryforwards. Unused tax loss carryforwards, for which a deferred income tax asset has been recognized, may be recovered provided certain requirements are fulfilled. The tax losses carryforwards for which deferred tax asset has been recorded and their corresponding years of expiration are as follows:

	Tax Loss Carryforwards amounts in Millions
2024	Ps.	1
2025		4,714
2026		4,655
2027		—
2028		2,188
2029 and thereafter		3,243
No expiration (Brazil)		14,070

	Ps.	28,871

During 2013, the Company completed certain acquisitions in Brazil. In connection with the acquisitions in Brazil the Company recorded certain goodwill balances that are deductible for Brazilian income tax reporting purposes. The deduction of such goodwill amortization has resulted in the creation of Net Operating Losses (NOLs) in Brazil which NOLs have no expiration, but their usage is limited to 30% of Brazilian taxable income in any given year. As of December 31, 2019 and 2018 the Company believes that it is more likely than not that it will ultimately recover such NOLs through the reversal of temporary differences and future taxable income. Accordingly, the related deferred tax assets have been fully recognized.

Additionally as of December 31, 2019 and 2018, the Company has unused tax losses in Colombia for an amount of Ps. 2 and Ps. 2, respectively.

The changes in the balance of tax loss carryforwards are as follows:

	2019		2018		2017
Balance at beginning of the period	Ps.	25,879	Ps.	24,817	Ps.	24,791
Increase		6,029		3,398		3,334
Usage of tax losses		(1,854)		(352)		(2,723)
Effect of foreign currency exchange rates		(1,183)		(1,984)		(585)

Balance at end of the period	Ps.	28,871	Ps.	25,879	Ps.	24,817

There were no withholding taxes associated with the payment of dividends in 2019, 2018 and 2017 by the Company to its shareholders.

25.2 Recoverable taxes

Recoverable taxes are mainly integrated by higher provisional payments of income tax during 2019 in comparison to current year, which will be compensated in future years.

The operations in Guatemala, Colombia, Nicaragua and Panama are subject to a minimum tax. In Guatemala and Colombia this tax is recoverable under certain circumstances only. Guatemala tax basis is determined considering the highest between total assets and net income; in Colombia tax basis is equity.

25.2.1 Exclusion of the State VAT (ICMS) on the federal sale taxes (PIS / COFINS) calculate basis

On March 15, 2017 the Brazilian Federal Supreme Court (STF) ruled that the inclusion of the VAT (ICMS) on federal sales taxes (PIS and COFINS) taxable basis is unconstitutional. During 2019, our companies in Brazil obtained conclusive favorable motions over this exclusion of VAT (ICMS) over PIS / COFINS calculation. The net favorable effects of each case are to be recorded at the time all formalities and legal procedures are finalized and the asset become virtually certain. During 2019, the administrative formalities for one of the motions and the recoverable taxes for this motion was concluded were recorded in the income statement.

As of December 31, 2019 and 2018 the amount of recoverable taxes in Brazil including PIS and COFINS is Ps. 4,223 and Ps. 2,361.

25.3 Tax Reform

Since 2016, the Brazilian federal production and sales tax rates have being modified. However, the Supreme Court decided in early 2017 that the value-added tax will not be used as the basis for calculating the federal sales tax, which resulted in a reduction of the federal sales tax. Notwithstanding the above, the tax authorities appealed the Supreme Court’s decision and are still waiting for a final resolution. For 2019, the federal production and sales taxes together resulted in an average of 16.3% tax over net sales.

In addition, the excise tax on concentrate in Brazil was reduced from 20.0% to 4.0% from September 1, 2018 to December 31, 2018. Temporarily the excise tax rate on concentrate increased from 4.0% to 12.0% from January 1, 2019 to June 30, 2019, and then it was reduced to 8.0% from July 1, 2019 to September 30, 2019, and increased to 10.0% from October 1, 2019 to December 31, 2019. On January 1, 2020 the excise tax rate will be reduced back to 4.0%.

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

Effective January 1, 2019, the value-added tax was calculated at each sale instead of applied only to the first sale (being able to transfer the value-added tax throughout the entire supply chain). For the companies located in the free trade zone, the value-added tax was calculated based on the cost of production instead of the cost of the imported raw materials (therefore, we were able to credit the value added-tax on goods and services against the value added-tax on the sales price of our products). The municipality sales tax was 50.0% credited against payable income tax for 2019 and 100.0% credited for 2020. Finally, the value-added tax paid on acquired fixed assets can be credited against income tax or the minimum assumed income tax.

The Tax Reform increased the dividend tax on distributions to foreign nonresident’s entities and individuals from 5% to 7.5%. In addition, the tax reform established a 7.5% dividend tax on distributions between Colombian companies. The tax is charged only on the first distribution of dividends between Colombian entities, and could be credited against the dividend tax due once the ultimate Colombian company makes a distribution to its shareholders nonresident shareholders (individuals or entities) or to Colombian individual residents.

In October 2019, the Colombian Constitutional Court declared unconstitutional the tax reform of 2018 (Law 1943). On December 27, 2019, the Senate enacted a new tax reform through the Economic Growth Law, which became effective as of January 1, 2020. In general, the reform maintains the provisions introduced under Law 1943 with certain changes as follow: (i) reduction of the minimum assumed income tax rate (renta presuntiva sobre el patrimonio) from 1.5% to 0.5% for 2020 and maintained the 0% rate for year 2021 and onwards; (ii) reduction of dividends tax rate applicable to Colombian resident individuals from 15% to 10%; (iii) increasing of dividends tax rate applicable to foreign nonresidents (individuals and companies) from 7.5% to 10%; (iv) it postponed to 2022 the possibility of taxpayers to claim 100% of municipality sales tax as a credit against their income tax liability; and (v) gave more flexibility to recover VAT of imported goods from free trade zones.

On January 1, 2018, a tax reform became effective in Argentina. This reform reduced the income tax rate from 35.0% to 30.0% for 2018 and 2019, and then to 25.0% for the following years. In addition, such reform imposed a new tax on dividends paid to non-resident stockholders and resident individuals at a rate of 7.0% for 2018 and 2019, and then to 13.0% for the following years.

However, on December 23, 2019, Argentina enacted a tax reform that became effective since January 2020, keeping the corporate income tax rate of 30% and the dividend withholding tax of 7% for two more years. Besides, beginning on 1 January 2020, taxpayers may deduct 100% of the negative or positive inflation adjustment the year in which the adjustment is calculated, instead of a six years period allocation.

In addition, this reform imposed a new tax applicable for 2020-2024 period, to purchases of foreign currency by Argentine residents to pay goods, services or obligations from abroad. The tax rate will be 30% and will apply to the amount of the taxable purchases. The tax will be withheld at the time of payment for the purchases.

Regarding sales tax in the province of Buenos Aires, the tax rate decreased from 1.75% to 1.5% valid since 2018; while in the City of Buenos Aires, the tax rate increased from 1.0% to 2.0% in 2018, and was reduced to 1.5% in 2019, and will be reduced to 1.0% in 2020, to 0.5% in 2021 and will be zero in 2022.

Effective January 1, 2019, the Mexican government eliminated the right to offset any tax credit against any payable tax (general offset or compensación universal). As of such date, the right to offset any tax credit will be against taxes of the same nature and payable by the same person (not being able to offset tax credits against taxes payable by third parties).

On October 30, 2019, Mexico approved a new Tax Reform, which became effective on January 1, 2020. The most relevant changes are: (i) Taxpayers will be limited to a net interest deduction equal to 30% of the entity’s Adjusted Taxable Income (ATI). ATI will be determined similarly to EBITDA (earnings before interest, taxes, depreciation and amortization). A $20,000,000 pesos (approximately USD 1M) exception applies for deductible interest at a Mexican group level. The non-deductible interests that exceed the limitation could be carried forward for the subsequent 10 tax years; (ii) The reform modifies the excise tax (IEPS) of 1.17 pesos to 1.2616 per liter on the production, sale and import of beverages with added sugar and HFCS (High-fructose corn syrup) for flavored beverages and starting January 1, 2021, this tax will be subject to an annual increase based on the inflation of the previous year; (iii) The excise tax of 25% on energized beverages will be applicable whenever the beverages include a mixture of caffeine with any other stimulating effects substances; (iv) Federal Fiscal Code (FFC) was modified to attribute joint liability to partners, shareholders, directors, managers or any other responsible of the management of the business; (v) added a disclosure obligation of certain reportable transactions to tax authorities; and (vi), increased the tax authorities’ discretion to limit tax benefits or attributes in situations where authorities understand there is a lack of business reason and no economic benefit obtained, other than the tax benefit.

On January 1, 2019 a tax reform became effective in Costa Rica. This reform will allow that the tax on sales not only be applied to the first sale, but to be applied and transferred for each sale; therefore, the tax credits on tax on sales will be recorded not only on goods related to production and on administrative services, but on a greater number of goods and services. Value-added tax on services provided within Costa Rica will be charged at a rate of 13.0% if provided by local suppliers, or withheld at the same rate if provided by foreigner suppliers. Although a territorial principle is still applicable in Costa Rica for operations abroad, a tax rate of 15.0% has been imposed on capital gains from the sale of assets located in Costa Rica. New income tax withholding rates were imposed on salaries and compensations of employees, at the rates of 25.0% and 20.0% (which will be applicable depending on the employee’s salary). Finally, the thin capitalization rules were adjusted to provide that the interest expenses (generated with non-members of the financial system) that exceed 20.0% of the company’s EBITDA will not be deductible for tax purposes.

On November 18, 2019, Panama’s National Assembly voted through a national health program that included a tax on sugar-sweetened beverages. It imposed a 5.0% excise tax (Impuesto Selectivo al Consumo) to non-carbonated beverages added with sugar or any caloric sweetener applicable since December 2019.

Starting January 1, 2020, the excise tax increased from 5.0% to 7.0% to carbonated beverages added with sugar or any caloric sweetener. Drinkable foods based on dairy products, grains or cereals, nectars, fruit juices and vegetables with natural fruit concentrates are exempt from this tax.

Note 26. Other Liabilities, Provisions and Commitments

26.1 Other current financial liabilities

	2019		2018
Sundry creditors	Ps.	482	Ps.	182
Derivative financial instruments		802		384

Total	Ps.	1,284	Ps.	566

26.2 Provisions and other non-current liabilities

	2019		2018
Provisions	Ps.	7,983	Ps.	8,298
Taxes payable		227		371
Other		581		759

Total	Ps.	8,791	Ps.	9,428

26.3 Other non-current financial liabilities

	2019		2018
Derivative financial instruments	Ps.	1,436	Ps.	733
Security deposits		461		643

Total	Ps.	1,897	Ps.	1,376

26.4 Provisions recorded in the consolidated statement of financial position

The Company has various loss contingencies, and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2019 and 2018:

	2019		2018
Taxes	Ps.	4,696	Ps.	5,038
Labor		2,222		2,340
Legal		1,065		920

Total	Ps.	7,983	Ps.	8,298

26.5. Changes in the balance of provisions recorded

26.5.1 Taxes

	2019		2018		2017
Balance at beginning of the period	Ps.	5,038	Ps.	6,717	Ps.	10,223
Penalties and other charges		1		7		148
New contingencies		368		178		4
Cancellation and adjusmets		(247)		(44)		(98)
Contingencies added in business combinations		—		104		861
Payments		(68)		(110)		(944)
Brazil tax amnesty		—		—		(3,069)
Effect of foreign currency exchange rates		(396)		(951)		(408)
Philippines disposal		—		(863)		—

Balance at end of the period	Ps.	4,696	Ps.	5,038	Ps.	6,717

26.5.2 Labor

	2019		2018		2017
Balance at beginning of the period	Ps.	2,340	Ps.	2,365	Ps.	2,356
Penalties and other charges		249		279		56
New contingencies		465		205		115
Cancellation and expiration		(273)		(109)		(33)
Contingencies added in business combinations		44		289		—
Payments		(401)		(20)		(76)
Effects of foreign currency exchange rates		(202)		(669)		(52)
Effect of Venezuela deconsolidation (Note 3.3)		—		—		(1)

Balance at end of the period	Ps.	2,222	Ps.	2,340	Ps.	2,365

26.5.3 Legal

	2019		2018		2017
Balance at beginning of the period	Ps.	920	Ps.	1,985	Ps.	1,049
Penalties and other charges		94		86		121
New contingencies		128		61		170
Cancellation and expiration		(45)		(9)		(16)
Contingencies added in business combinations		77		67		783
Payments		(44)		(251)		(80)
Brazil tax amnesty		—		—		7
Effects of foreign currency exchange rates		(65)		(135)		(47)
Effects of Venezuela deconsolidation (Note 3.3)		—		—		(2)
Philippines disposal		—		(884)		—

Balance at end of the period	Ps.	1,065	Ps.	920	Ps.	1,985

While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.

26.6 Unsettled lawsuits

The Company has entered into several proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and its subsidiaries. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. Such contingencies were classified by the Company as less than probable but not remote, the estimated amount including uncertain tax position as of December 31, 2019 of these lawsuits is Ps. 77,649, however, the Company believes that the ultimate resolution of such proceedings will not have a material effect on its consolidated financial position or result of operations.

The Company has tax contingencies, most of which are related to its Brazilian operations, with loss expectations assessed by management and supported by the analysis of legal counsel considered as possible. The main possible contingencies of Brazilian operations amounting to approximately Ps. 53,937. This refers to various tax disputes related primarily to: (i) Ps. 10,378 of credits for ICMS (VAT); (ii) Ps. 34,102 related to tax credits of IPI over raw materials acquired from Free Trade Zone Manaus; (iii) Claims of Ps. 6,274 related to compensation of federal taxes not approved by the Tax authorities; and (iv) Ps. 3,183 related to the requirement by the Tax Authorities of State of São Paulo for ICMS (VAT), interest and penalty due to the alleged underpayment of tax arrears for the period 1994-1996. The Company is defending its position in these matters and final decision is pending in court.

In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where this subsidiaries operates. The Company does not expect any material liability to arise from these contingencies.

26.7 Collateralized contingencies

As is customary in Brazil, the Company has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 10,471, Ps. 7,739 and Ps. 9.433 as of December 31, 2019, 2018 and 2017, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies. Also as disclosed in Note 9.2 there is some restricted cash in Brazil relates to short term deposits in order to fulfill the collateral requirements for accounts payable.

26.8 Commitments

The Company has firm commitments for the purchase of property, plant and equipment of Ps. 556 as December 31, 2019.

Note 27. Information by segment

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

Segment disclosure for the Company’s consolidated operations is as follows:

2019	Mexico and Central America(1)		South America(2)		Consolidated
Total revenues	Ps.	109,249	Ps.	85,222	Ps.	194,471
Intercompany revenue		5,673		15		5,688
Gross profit		52,384		35,123		87,507
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		10,349		8,060		18,409
Depreciation and amortization		6,380		4,262		10,642
Non-cash items other than depreciation and amortization		878		205		1,083
Equity in earnings (loss) of associated companies and joint ventures		(177)		46		(131)
Total assets		147,374		110,465		257,839
Investments in associate companies and joint ventures		6,198		3,553		9,751
Total liabilities		95,694		32,460		128,154
Capital expenditures, net(3)		6,677		4,788		11,465

2018	Mexico and Central America(1)		South America(2)		Consolidated
Total revenues	Ps.	100,162	Ps.	82,180	Ps.	182,342
Intercompany revenue		5,143		17		5,160
Gross profit		48,162		35,776		83,938
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		7,809		9,381		17,190
Depreciation and amortization		5,551		3,852		9,403
Non-cash items other than depreciation and amortization		1,249		132		1,381
Equity in earnings (loss) of associated companies and joint ventures		326		(100)		(226)
Total assets		147,748		116,039		263,787
Investments in associate companies and joint ventures		6,789		3,729		10,518
Total liabilities		96,525		35,512		132,037
Capital expenditures, net(3)		6,574		4,495		11,069

2017 (Restated)(4)	Mexico and Central America(1)		South America(2)		Venezuela		Consolidated
Total revenues	Ps.	92,643	Ps.	86,608	Ps.	4,005	Ps.	183,256
Intercompany revenue		4,661		18		—		4,679
Gross profit		45,106		37,756		646		83,508
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method		(18,261)		8,792		(1,786)		(11,255)
Depreciation and amortization		4,801		3,442		807		9,050
Non-cash items other than depreciation and amortization		1,011		213		1,021		2,245
Equity in earnings (loss) of associated companies and joint ventures		(63)		123		—		60
Total assets		163,635		122,042		—		285,677
Investments in associate companies and joint ventures		7,046		4,455		—		11,501
Total liabilities		101,330		43,637		—		144,967
Capital expenditures, net (3)		8,245		4,686		—		12,931

(1)

Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 91,358, Ps. 84,352 and Ps. 79,836 during the years ended December 31, 2019, 2018 and 2017, respectively. Domestic (Mexico only) total assets were Ps. 145,389, Ps. 130,865 and Ps. 133,315 as of December 31, 2019, 2018 and 2017, respectively. Domestic (Mexico only) total liabilities were Ps. 91,831, Ps. 92,340 and Ps. 88,283 as of December 31, 2019, 2018 and 2017, respectively.

(2)

South America includes Brazil, Argentina, Colombia and Uruguay, although Venezuela is shown separately above for 2017. South America revenues include Brazilian revenues of Ps. 60,670, Ps. 56,523 and Ps. 58,518 during the years ended December 31, 2019, 2018 and 2017, respectively. Brazilian total assets were Ps. 81,230, Ps. 86,007 and Ps. 95,713 as of December 31, 2019, 2018 and 2017, respectively. Brazilian total liabilities Ps. 24,104, Ps. 26,851 and Ps. 31,580 as of December 31, 2019, 2018 and 2017, respectively. South America revenues also include Colombian revenues of Ps. 13,522, Ps. 14,580 and Ps. 14,222 during the years ended December 31, 2019, 2018 and 2017, respectively. Colombian total assets were Ps. 12,153, Ps. 17,626 and Ps. 14,180 as of December 31, 2019, 2018 and 2017, respectively. Colombian total liabilities were Ps. 4,154, Ps. 4,061 and Ps. 7,993 as of December 31, 2019, 2018 and 2017, respectively. South America revenues also include Argentine revenues of Ps. 6,725, Ps. 9,152 and Ps. 13,869 during the years ended December 31, 2019, 2018 and 2017, respectively. Argentine total assets were Ps. 5,038, Ps. 6,021 and Ps. 5,301 as of December 31, 2019, 2018 and 2017, respectively. Argentine total liabilities were Ps. 1,637, Ps. 2,059 and Ps. 3,660 as of December 31, 2019, 2018 and 2017, respectively. South America revenues also include Uruguay revenues of Ps. 3,421 and Ps. 1,925, during the years ended on December 31, 2019 and 2018, respectively. Uruguay total assets were Ps. 3,312 and Ps. 6,385 as of December 31, 2019 and 2018, respectively. Uruguay total liabilities were Ps. 2,566 and Ps. 2,541, as of December 31, 2019 and 2018, respectively.

(3)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.
(4)	Restated due to Philippines deconsolidation

Note 28. Future Impact of Recently Issued Accounting Standards not yet in Effect:

The Company has not applied the following standards, amendments and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

Modifications to the Conceptual Framework

The Conceptual Framework for Financial Information (“Conceptual Framework”) have been issued on March 2018 replacing the previous version of the Conceptual Framework issued on 2010. The Conceptual Framework describes the purpose and concepts of general purpose for the financial information. The purpose of the Conceptual Framework is to:

a) Help to the IASB to develop standards that are based on consistent concepts;

b) Assist to preparers to develop congruent accounting policies when no Standard is applicable to a specific transaction or event, or when a Standard allows an accounting policy option; and

c) Help to all parties to understand and interpret the Standards.

The Conceptual Framework is not a Standard. No content of the Conceptual Framework prevails over any Standard or requirement of a Standard.

The Conceptual Framework is effective immediately for the IASB and the IFRIC, and is effective for periods beginning on or after January 1, 2020, and its early application is permitted, for companies that use the Conceptual Framework to develop their policies Accountants when IFRS are not applicable for a particular transaction.

Modifications to IFRS 3 Definition of a Business (“IFRS 3”)

Issued in October 2018. The modified definition emphasizes that the purpose of a business is to provide goods and services to the customers, while the previous definition was focus on returns in dividends, lower costs or other economic benefits for investors and others. The distinction between a business and a group of assets is important because an acquirer recognizes a goodwill when a business is acquired. The amendments to IFRS 3 are effective beginning on January 1, 2020 and their early application is allowed.

Modifications to IAS 1 and IAS 8 Definition of Material or relative importance (“IAS 1” and “IAS 8”).

The definition of material or relative importance helps to the Company to determine whether information about an item, transaction or other event should be provided to the users of the financial statements. However, the Companies had difficulty using the above definition of material or with relative importance in making materiality judgments or with relative importance in the preparation of the financial statements. Accordingly, the IASB published the Definition of Material or Relative Importance (Amendments to IAS 1 and IAS 8) in October 2018. The amendments to IAS 1 and IAS 8 will be effective on January 1, 2020 and its early application is allowed.

Interest Rate Benchmark Reform - Amendments to IFRS 9, IAS 39 and IFRS 7

In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7 Financial Instruments: Disclosures, which concludes phase one of its work to respond to the effects of Interbank Offered Rates (IBOR) reform on financial reporting. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate (an RFR).

The amendments to IFRS 9

The amendments include a number of reliefs, which apply to all hedging relationships that are directly affected by the interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

Application of the reliefs is mandatory. The first three reliefs provide for:

•	The assessment of whether a forecast transaction (or component thereof) is highly probable

•	Assessing when to reclassify the amount in the cash flow hedge reserve to profit and loss

•	The assessment of the economic relationship between the hedged item and the hedging instrument

For each of these reliefs, it is assumed that the benchmark on which the hedged cash flows are based (whether or not contractually specified) and/or, for relief three, the benchmark on which the cash flows of the hedging instrument are based, are not altered as a result of IBOR reform.

A fourth relief provides that, for a benchmark component of interest rate risk that is affected by IBOR reform, the requirement that the risk component is separately identifiable need be met only at the inception of the hedging relationship. Where hedging instruments and hedged items may be added to or removed from an open portfolio in a continuous hedging strategy, the separately identifiable requirement need only be met when hedged items are initially designated within the hedging relationship.

To the extent that a hedging instrument is altered so that its cash flows are based on an RFR, but the hedged item is still based on IBOR (or vice versa), there is no relief from measuring and recording any ineffectiveness that arises due to differences in their changes in fair value.

The reliefs continue indefinitely in the absence of any of the events described in the amendments. When an entity designates a group of items as the hedged item, the requirements for when the reliefs cease are applied separately to each individual item within the designated group of items.

The amendments also introduce specific disclosure requirements for hedging relationships to which the reliefs are applied.

The amendments are effective for annual periods beginning on or after 1 January 2020 and must be applied retrospectively. However, any hedge relationships that have previously been de-designated cannot be reinstated upon application, nor can any hedge relationships be designated with the benefit of hindsight. Early application is permitted and must be disclosed. Company does not expect any impact since they do not have contracts with IBOR rates.

Note 29. Supplemental Guarantor Information

Condensed Consolidating Financial Information

The following consolidating information presents condensed consolidating statements of financial position as of December 31, 2019 and 2018 and condensed consolidating statements of income, other comprehensive income and cash flows for each of the three years in the period ended December 31, 2019, 2018 and 2017 of the Company and Propimex, S. de R.L. de C.V., Comercializadora la Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador CIMSA, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.) and Yoli de Acapulco, S. de R. L. de C.V. (the Guarantors).

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

The Company’s consolidating condensed financial information for the (i) Company; (ii) its 100% owned guarantors subsidiaries (on standalone basis), which are wholly and unconditional guarantors under both prior years debt and current year debt referred to as “Senior Notes” in Note 19; (iii) the combined non-guarantor subsidiaries; iv) eliminations and v) the Company’s consolidated financial statements are as follows:

	Parent		Combined Wholly- owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Consolidated Statement of Financial Position As of December 31, 2019
Assets:
Current assets:
Cash and cash equivalents	Ps.	9,849	Ps.	4,464	Ps.	6,178	Ps.	—	Ps.	20,491
Accounts receivable, net		18,832		28,528		59,730		(91,614)		15,476
Inventories		—		1,462		9,076		—		10,538
Recoverable taxes		189		1,474		5,904		—		7,567
Other current assets		188		522		2,014		—		2,724

Total current assets		29,058		36,450		82,902		(91,614)		56,796

Non-current assets:
Investments in other entities		153,782		147,846		3,571		(295,448)		9,751
Rights of use assets		—		594		788		—		1,382
Property, plant and equipment, net		—		19,130		42,057		—		61,187
Intangible assets, net		27,608		36,501		47,941		—		112,050
Deferred tax assets		4,411		2,208		3,813		—		10,432
Other non-current assets and Other current financial assets		22,697		5,742		19,663		(41,861)		6,241
Total non-current assets		208,498		212,021		117,833		(337,309)		201,043

Total assets	Ps.	237,556	Ps.	248,471	Ps.	200,735	Ps.	(428,923)	Ps.	257,839

Liabilities:
Current liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	9,421	Ps.	—	Ps.	2,064	Ps.	—	Ps.	11,485
Current portion of lease liabilities		—		143		340		—		483
Interest Payable		422		—		17		—		439
Suppliers		11		3,735		16,225		(139)		19,832
Other current liabilities		33,151		48,249		28,846		(91,475)		18,771

Total current liabilities		43,005		52,127		47,492		(91,614)		51,010

Non-current liabilities:
Bank loans and notes payable		57,455		—		1,037		—		58,492
Lease liabilities		—		452		448		—		900
Other non-current liabilities		14,161		36,797		8,653		(41,859)		17,752

Total non-current liabilities		71,616		37,249		10,138		(41,859)		77,144

Total liabilities		114,621		89,376		57,630		(133,473)		128,154

Equity:
Equity attributable to equity holders of the parent		122,935		159,095		136,354		(295,450)		122,934
Non-controlling interest in consolidated subsidiaries		—		—		6,751		—		6,751

Total equity		122,935		159,095		143,105		(295,450)		129,685

Total liabilities and equity	Ps.	237,556	Ps.	248,471	Ps.	200,735	Ps.	(428,923)	Ps.	257,839

	Parent		Combined Wholly- owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Consolidated Statement of Financial Position As of December 31, 2018
Assets:
Current assets:
Cash and cash equivalents	Ps.	16,529	Ps.	1,025	Ps.	6,173	Ps.	—	Ps.	23,727
Accounts receivable, net		19,388		31,461		51,028		(87,030)		14,847
Inventories		—		2,717		7,334		—		10,051
Recoverable taxes		80		1,870		4,088		—		6,038
Other current assets and Other current financial assets		—		170		2,657		—		2,827

Total current assets		35,997		37,243		71,280		(87,030)		57,490

Non-current assets:
Investments in associates and joint ventures		160,014		131,357		3,766		(284,619)		10,518
Property, plant and equipment, net		—		18,378		43,564		—		61,942
Intangible assets, net		27,824		36,361		52,619		—		116,804
Deferred tax assets		3,043		1,807		3,588		—		8,438
Other non-current assets and financial assets		19,060		6,282		25,149		(41,896)		8,595
Total non-current assets		209,941		194,185		128,686		(326,515)		206,297

Total assets	Ps.	245,938	Ps.	231,428	Ps.	199,966	Ps.	(413,545)	Ps.	263,787

Liabilities:
Current liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps.	4,700	Ps.	—	Ps.	6,904	Ps.	—	Ps.	11,604
Interest Payable		477		—		20		—		497
Suppliers		11		2,531		17,257		(53)		19,746
Other current liabilities		32,909		82,359		(14,614)		(86,977)		13,677

Total current liabilities		38,097		84,890		9,567		(87,030)		45,524

Non-current liabilities:
Bank loans and notes payable		68,607		—		1,594		—		70,201
Other non-current liabilities		14,292		670		43,246		(41,896)		16,312

Total non-current liabilities		82,899		670		44,840		(41,896)		86,513

Total liabilities		120,996		85,560		54,407		(128,926)		132,037

Equity:
Equity attributable to equity holders of the parent		124,942		145,868		138,753		(284,619)		124,944
Non-controlling interest in consolidated subsidiaries		—		—		6,806		—		6,806

Total equity		124,942		145,868		145,559		(284,619)		131,750

Total liabilities and equity	Ps.	245,938	Ps.	231,428	Ps.	199,966	Ps.	(413,545)	Ps.	263,787

	Parent		Combined Wholly- owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2019
Total revenues	Ps.	2	Ps.	96,169	Ps.	155,767	Ps.	(57,467)	Ps.	194,471
Cost of goods sold		—		54,714		101,268		(49,018)		106,964

Gross profit		2		41,455		54,499		(8,449)		87,507
Administrative expenses		404		3,194		7,815		(2,986)		8,427
Selling expenses		—		24,308		33,265		(5,463)		52,110
Other expenses (income), net		3		1,579		908		—		2,490
Interest expense, net		4,568		3,745		(2,639)		—		5,674
Foreign exchange (loss) gain, net		379		(80)		(629)		—		(330)
Other financing (expense) income, net		—		—		(67)		—		(67)
Income taxes		(1,105)		2,536		4,217		—		5,648
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		15,590		11,676		48		(27,445)		(131)

Consolidated Net income	Ps.	12,101	Ps.	17,689	Ps.	10,285	Ps.	(27,445)	Ps.	12,630

Attributable to:
Equity holders of the parent- continuing		12,101		17,689		9,756		(27,445)		12,101
Non-controlling interest- continuing		—		—		529		—		529

Consolidated Net income	Ps.	12,101	Ps.	17,689	Ps.	10,285	Ps.	(27,445)	Ps.	12,630

	Parent		Combined Wholly- owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2018
Total revenues	Ps.	1	Ps.	86,736	Ps.	165,325	Ps.	(69,720)	Ps.	182,342
Cost of goods sold		—		49,104		108,671		(59,371)		98,404

Gross profit		1		37,632		56,654		(10,349)		83,938
Administrative expenses		135		5,403		8,054		(5,593)		7,999
Selling expenses		—		22,814		31,867		(4,756)		49,925
Other expenses (income), net		—		627		1,254		—		1,881
Interest expense, net		4,425		3,514		(1,375)		—		6,564
Foreign exchange (loss) gain, net		(96)		(91)		(90)		—		(277)
Other financing (expense) income, net		—		—		(102)		—		(102)
Income taxes		(731)		1,455		4,536		—		5,260
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		17,833		14,732		105		(32,896)		(226)

Net income from continuing operations	Ps.	13,911	Ps.	18,460	Ps.	12,229	Ps.	(32,896)	Ps.	11,704

Net income after tax from discontinued operations	Ps.	—	Ps.	—	Ps.	3,366	Ps.	—	Ps.	3,366

Consolidated Net income	Ps.	13,911	Ps.	18,460	Ps.	15,595	Ps.	(32,896)	Ps.	15,070

Attributable to:
Equity holders of the parent- continuing		13,911		18,460		11,461		(32,896)		10,936
Equity holders of the parent- discountinued		—		—		2,975		—		2,975
Non-controlling interest- continuing		—		—		768		—		768
Non-controlling interest discontinued		—		—		391		—		391

Consolidated Net income	Ps.	13,911	Ps.	18,460	Ps.	15,595	Ps.	(32,896)	Ps.	15,070

	Parent		Combined Wholly- owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2017
Total revenues	Ps.	1	Ps.	80,179	Ps.	126,031	Ps.	(22,955)	Ps.	183,256
Cost of goods sold		—		40,870		71,402		(12,524)		99,748

Gross profit		1		39,309		54,629		(10,431)		83,508
Administrative expenses		140		5,598		7,003		(5,048)		7,693
Selling expenses		—		22,589		33,146		(5,384)		50,351
Other expenses (income), net		(314)		(330)		32,000		1		31,357
Interest expense, net		3,717		3,210		1,058		1		7,986
Foreign exchange (loss) gain, net		846		255		(313)		—		788
Other financing (expense) income, net		(104)		—		1,940		—		1,836
Income taxes		238		2,270		1,676		—		4,184
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes		(9,765)		9,647		148		30		60

Net income from continuing operations	Ps.	(12,803)	Ps.	15,874	Ps.	(18,479)	Ps.	29	Ps.	(15,379)

Net income after tax from discontinued operations	Ps.	—	Ps.	—	Ps.	3,725	Ps.	—	Ps.	3,725

Consolidated Net income	Ps.	(12,803)	Ps.	15,874	Ps.	(14,754)	Ps.	29	Ps.	(11,654)

Attributable to:
Equity holders of the parent- continuing		(12,803)		15,874		(19,158)		29		(16,058)
Equity holders of the parent- discountinued		—		—		3,256		—		3,256
Non-controlling interest- continuing		—		—		679		—		679
Non-controlling interest discontinued		—		—		469		—		469

Consolidated Net income	Ps.	(12,803)	Ps.	15,874	Ps.	(14,754)	Ps.	29	Ps.	(11,654)

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating statements of comprehensive income For the year ended December 31, 2019
Consolidated net income	Ps.	12,101	Ps.	17,689	Ps.	10,285	Ps.	(27,445)	Ps.	12,630

Other comprehensive income, net of taxes:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments, net of taxes		(819)		157		(330)		157		(835)
Exchange differences on translation of foreign operations		(5,013)		(10,391)		(5,578)		15,403		(5,579)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods:		(5,832)		(10,234)		(5,908)		15,560		(6,414)

Items not to be reclassified to profit or loss in subsequent periods:
Loss from equity financial asset classified at FVOCI		(216)		—		(216)		216		(216)
Remeasurements of the net defined benefit liability, net of taxes		(511)		(64)		(899)		963		(511)

Net other comprehensive income not being reclassified to profit or loss in subsequent periods:		(727)		(64)		(1,115)		1,179		(727)

Total comprehensive (loss) income, net of tax		(6,559)		(10,298)		(7,023)		16,739		(7,141)

Consolidated comprehensive income for the year, net of tax	Ps.	5,542	Ps.	7,391	Ps.	3,262	Ps.	(10,706)	Ps.	5,489

Attributable to:
Equity holders of the parent- continuing	Ps.	5,542	Ps.	7,391	Ps.	3,314	Ps.	(10,706)	Ps.	5,541
Non-controlling interest-continuing		—		—		(52)		—		(52)

Consolidated comprehensive income for the year, net of tax	Ps.	5,542	Ps.	7,391	Ps.	3,262	Ps.	(10,706)	Ps.	5,489

	Parent		Wholly-owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating statements of comprehensive income For the year ended December 31, 2018
Consolidated net income	Ps.	13,911	Ps.	18,460	Ps.	15,595	Ps.	(32,896)	Ps.	15,070

Other comprehensive income, net of taxes:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments, net of taxes		(396)		(1,102)		2,142		(1,081)		(437)
Exchange differences on translation of foreign operations		(6,937)		23,618		(7,127)		(16,788)		(7,234)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods:		(7,333)		22,516		(4,985)		(17,869)		(7,671)

Items not to be reclassified to profit or loss in subsequent periods:
Loss from equity financial asset classified at FVOCI		(1,039)		—		(1,039)		1,039		(1,039)
Remeasurements of the net defined benefit liability, net of taxes		223		(6)		101		(59)		259

Net other comprehensive income not being reclassified to profit or loss in subsequent periods:		(816)		(6)		(938)		980		(780)

Total comprehensive (loss) income, net of tax		(8,149)		22,510		(5,923)		(16,889)		(8,451)

Consolidated comprehensive income for the year, net of tax	Ps.	5,762	Ps.	40,970	Ps.	9,672	Ps.	(49,785)	Ps.	6,619

Attributable to:
Equity holders of the parent- continuing	Ps.	5,762	Ps.	40,970	Ps.	7,037	Ps.	(49,785)	Ps.	3,984
Equity holders of the parent- discontinued		—		—		2,817		—		2,817

Non-controlling interest-continuing		—		—		(421)		—		(421)

Non-controlling interest- discontinued		—		—		239		—		239

Consolidated comprehensive income for the year, net of tax	Ps.	5,762	Ps.	40,970	Ps.	9,672	Ps.	(49,785)	Ps.	6,619

	Parent		Combined Wholly- owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed consolidating statements of comprehensive income For the year ended December 31, 2017
Consolidated net income (loss)	Ps.	(12,803)	Ps.	15,874	Ps.	(14,754)	Ps.	29	Ps.	(11,654)

Other comprehensive income, net of taxes:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments, net of taxes		(192)		(554)		(266)		746		(266)
Exchange differences on translation of foreign operations		16,345		5,245		15,293		(21,676)		15,207

Net other comprehensive income to be reclassified to profit or loss in subsequent periods:		16,053		4,691		15,027		(20,930)		14,941

Items not to be reclassified to profit or loss in subsequent periods:
Remeasurements of the net defined benefit liability, net of taxes		(10)		171		32		(165)		28

Net other comprehensive income not being reclassified to profit or loss in subsequent periods:		(10)		171		32		(165)		28

Total comprehensive (loss) income, net of tax		16,143	Ps.	4,862	Ps.	15,059	Ps.	(21,095)	Ps.	14,969

Consolidated comprehensive income for the year, net of tax	Ps.	3,340	Ps.	20,736	Ps.	305	Ps.	(21,066)	Ps.	3,315

Attributable to:
Equity holders of the parent- continuing	Ps.	3,340	Ps.	20,736	Ps.	(2,169)	Ps.	(21,066)	Ps.	841
Equity holders of the parent- discontinued		—		—		2,500		—		2,500
Non-controlling interest-continuing		—		—		146		—		146
Non-controlling interest- discontinued		—		—		(172)		—		(172)

Consolidated comprehensive income for the year, net of tax	Ps.	3,340	Ps.	20,736	Ps.	305	Ps.	(21,066)	Ps.	3,315

	Parent		Combined Wholly- owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31, 2019
Cash flows from operating activities:
Income before income taxes for continuing op.	Ps.	10,995	Ps.	20,226	Ps.	14,502	Ps.	(27,445)	Ps.	18,278
Non-cash items		(13,994)		(9,829)		12,276		27,445		15,898
Changes in working capital		(222)		(4,975)		2,310		—		(2,887)

Net cash flows (used in)/from operating activities from continuing operations		(3,221)		5,422		29,088		—		31,289

Investing activities:
Interest received		2,957		2,460		5,446		(9,633)		1,230
Acquisition of long-lived assets, net		—		(4,218)		(5,776)		—		(9,994)
Acquisition of intangible assets and other investing activities		(3,693)		189		2,095		—		(1,409)
Investments in financial assets, net		(86)		(224)		(3,705)		3,443		(572)
Dividends received		15,052		868		1		(15,920)		1

Net cash flows used in investing activities from continuing operations		14,230		(925)		(1,939)		(22,110)		(10,744)

Financing activities:
Proceeds from borrowings		9,400	Ps.	—		1,336		—		10,736
Repayment of borrowings		(14,137)		—		(6,323)		—		(20,460)
Interest paid		(4,006)		(31)		(10,278)		9,633		(4,682)
Dividends paid		(7,437)		(12,261)		(3,662)		15,920		(7,440)
Interest paid on lease liabilities		—		(129)		(125)		125		(129)
Payments of leases		—		(105)		(473)		86		(492)
Other financing activities		(1,016)		11,484		(7,141)		(3,654)		(327)

Net cash flows (used in)/from financing activities from continuing operations		(17,196)		(1,042)		(26,666)		22,110		(22,794)

Net (decrease) increase in cash and cash equivalents		(6,187)		3,455		483		—		(2,249)
Initial balance of cash and cash equivalents		16,529		1,026		6,172		—		23,727
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		(493)		(17)		(477)		—		(987)

Ending balance of cash and cash equivalents	Ps.	9,849	Ps.	4,464	Ps.	6,178	Ps.	—	Ps.	20,491

	Parent		Combined Wholly- owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31, 2018
Cash flows from operating activities:
Income before income taxes for continuing op.	Ps.	13,180	Ps.	19,914	Ps.	16,766	Ps.	(32,896)	Ps.	16,964
Non-cash items		(15,622)		(7,476)		8,957		32,896		18,755
Changes in working capital		(89)		(10,958)		2,909		—		(8,138)

Net cash flows (used in)/from operating activities from continuing operations		(2,531)		1,480		28,632		—		27,581

Income before income taxes from discontinued operations		—		—		1,308		—		1,308

Operating activities from discontinued operations		—		—		654		—		654

Investing activities:
Acquisition and mergers, net of cash acquired		—		—		1,957		—		1,957
Interest received		2,994		2,187		4,513		(8,690)		1,004
Acquisition of long-lived assets, net		—		(3,506)		(6,012)		—		(9,518)
Acquisition of intangible assets and other investing activities		(10,153)		6,710		2,088		—		(1,355)
Investments in shares		(9,576)		(1,948)		(23,820)		34,957		(387)
Dividends received		4,816		—		8		(4,816)		8

Net cash flows used in investing activities from continuing operations		(11,919)		3,443		(21,266)		21,451		(8,291)

Net cash flows used from investing activities from discontinued operations		—		—		(962)		—		(962)

Financing activities:
Proceeds from borrowings		10,100		—		5,326		—		15,426
Repayment of borrowings		(9,028)		—		(6,929)		—		(15,957)
Interest paid		(4,189)		(5,487)		(3,998)		8,690		(4,984)
Dividends paid		(7,038)		(4,434)		(382)		4,816		(7,038)
Proceeds from issuing shares		—		—		—		—		—
Other financing activities		34,314		5,118		(6,157)		(34,957)		(1,682)

Net cash flows (used in)/from financing activities from continuing operations		24,159		(4,803)		(12,140)		(21,451)		(14,235)

Net cash flows used from financing activities from discontinued operations		—		—		(37)		—		(37)

Net (decrease) increase in cash and cash equivalents from continuing operations		9,709		120		(4,774)		—		5,055
Net (decrease) increase in cash and cash equivalents from discontinued operations		—		—		963		—		963
Initial balance of cash and cash equivalents		7,017		926		10,824		—		18,767
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		(197)		(20)		(841)		—		(1,058)

Ending balance of cash and cash equivalents	Ps.	16,529	Ps.	1,026	Ps.	6,172	Ps.	—	Ps.	23,727

	Parent		Combined Wholly- owned Guarantors Subsidiaries		Combined non-guarantor Subsidiaries		Eliminations		Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31, 2017
Cash flows from operating activities:
Income before income taxes for continuing op.	Ps.	(12,565)	Ps.	18,144	Ps.	(16,803)	Ps.	29	Ps.	(11,195)
Non-cash items		10,474		(4,564)		39,495		(29)		45,376
Changes in working capital		118		1,803		(9,566)		—		(7,645)

Net cash flows (used in)/from operating activities from continuing operations		(1,973)		15,383		13,126		—		26,536

Income before taxes from discontinued operations		—		—		1,265		—		1,265

Operating activities from discontinued operations		—		—		5,435		—		5,435

Investing activities:
Acquisition and mergers, net of cash acquired		—		—		26		—		26
Deconsolidation of Venezuela		—		—		(170)		—		(170)
Interest received		4,753		1,693		1,471		(7,126)		791
Acquisition of long-lived assets, net		—		(2,646)		(6,746)		—		(9,392)
Acquisition of intangible assets and other investing activities		4,901		(995)		(7,461)		—		(3,555)
Investments in shares		(100)		(405)		305		(1,243)		(1,443)
Dividends received		3,187		—		33		(3,187)		33

Net cash flows (used in)/from investing activities from continuing operations		12,741		(2,353)		(12,542)		(11,556)		(13,710)

Net cash flows (used in)/from investing activities from discontinued operations		—		—		2,820		—		2,820

Financing activities:
Proceeds from borrowings		10,200		—		2,288		—		12,488
Repayment of borrowings		(9,926)		—		(3,183)		—		(13,109)
Interest paid		(5,169)		(4,740)		(1,775)		7,126		(4,558)
Dividends paid		(6,991)		(3,187)		(1)		3,187		(6,992)
Other financing activities		2,730		(5,293)		(881)		1,243		(2,201)
Proceeds from issuing shares		4,082		—		—		—		4,082

Net cash flows (used in)/from financing activities from continuing operations		(5,074)		(13,220)		(3,552)		11,556		(10,290)

Net cash flows (used in)/from financing activities from discontinued operations		—		—		(485)		—		(485)

Net (decrease) increase in cash and cash equivalents from continuing operations		5,694		(190)		(2,968)		—		2,536
Net (decrease) increase in cash and cash equivalents from discontinued operations		—		—		9,035		—		9,035
Initial balance of cash and cash equivalents		1,106		1,119		8,251		—		10,476
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies		217		(3)		(3,494)		—		(3,280)

Ending balance of cash and cash equivalents	Ps.	7,017	Ps.	926	Ps.	10,824	Ps.	—	Ps.	18,767

Note 30. Subsequent Events

30.1 Debt

During March 2020, we took bank debt in Mexico with a maturity of one year for a total amount of Ps. 10,000 million at floating rate.

On February 7, 2020, we issued (i) Ps.3,000 million aggregate amount of 8-year fixed rate certificados bursátiles bearing an annual interest rate of 7.35% and due January 2028, and (ii) Ps.1,727 million aggregate amount of 5.5-year floating rate certificados bursátiles, priced at 28-day Tasa de Interés Interbancaria de Equilibrio (Equilibrium Interbank Interest Rate, or TIIE) plus 0.08% and due August 2025.

On January 22, 2020, we issued US1,250 million aggregate principal amount of 2.750% senior notes due January 22, 2030. These notes were used to prepaid Senior Note of $ 900 with an interest rate of 3.88% with due date on November 26, 2023. These notes are guaranteed by the Guarantors (as defined in Note 29). The indenture governing these notes imposes, among others, certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and the entering into sale and leaseback transactions by us and our significant subsidiaries.

Our 4.625% Notes due 2020 matured and were repaid in full on February 15, 2020.

30.2 Dividend payment approval

On March 17, 2020, the Company’s Shareholders Meeting approved the payment of cash dividends for Ps. 0.6075 per share that is outstanding on the date of the payment of dividends (equivalent to Ps. 4.86 per related unit), these will be paid in two equal installments on May 5, 2020 and November 3, 2020.

30.3 Impact derived from COVID-19

As of the date of issuance of the Financial Statements, currencies in most of the countries where we operate have suffered a significant depreciation against the U.S. dollar as compared to December 31, 2019. Likewise, we have additional impacts in the business as a result of the outbreak of the novel Covid-19 and its spread in the countries where we operate. The Company will continue monitoring the impact that this outbreak could have in our following financial statements.