Form 20-F
period 2020-12-31
COCA COLA FEMSA SAB DE CV
filed 2021-04-08
CIK 910631

As filed with the Securities and Exchange Commission on April 8, 2021.
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020
Commission file number 1-12260
Coca-Cola FEMSA, S.A.B. de C.V.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)
Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México, Mexico
(Address of principal executive offices)

Jorge Alejandro Collazo Pereda
Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348 Ciudad de México, Mexico
(52-55) 1519-6179
kofmxinves@kof.com.mx
(Name, telephone, e-mail and/or facsimile number and
address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 10 units	KOF	New York Stock Exchange, Inc.
Units, each consisting of 3 Series B shares and 5 Series L shares, without par value	-	New York Stock Exchange, Inc. (not for trading, for listing purposes only)
Series B shares, without par value	-	New York Stock Exchange, Inc. (not for trading, for listing purposes only)
Series L shares, without par value	-	New York Stock Exchange, Inc. (not for trading, for listing purposes only)
2.750% Senior Notes due 2030	-	New York Stock Exchange, Inc.
1.850% Senior Notes due 2032		New York Stock Exchange, Inc.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
The number of outstanding shares of each class of capital or common stock as of December 31, 2020 was:

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
Large accelerated filer ☒    Accelerated filer☐    Non-accelerated filer ☐    Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☒ Yes    ☐ No
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐    IFRS ☒    Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17    ☐ Item 18
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes    ☒ No

- i -

Item 18.	Financial Statements	103
Item 19.	Exhibits	103
- ii -

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
Currency Translations and Estimates
This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.19.8920 to US$1.00, the exchange rate for Mexican pesos on December 31, 2020, according to the U.S. Federal Reserve Board. On April 2, 2021, this exchange rate was Ps. 20.30 to US$1.00.
To the extent that estimates are contained in this annual report, we believe such estimates, which are based on internal data, are reliable. Figures in this annual report are rounded, and the totals may therefore not precisely equal the sum of the numbers presented.
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
Forward-Looking Information
This annual report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views of future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to:
•effects on our company from changes in our relationship with The Coca-Cola Company;
•health epidemics, pandemics and similar outbreaks, including future outbreak of diseases, or the spread of existing diseases (including COVID-19), and their effect on customer behavior and on economic, political, social and other conditions in the countries where we operate and globally;
•fluctuation in the prices of raw materials;
•competition;

•significant developments in the countries where we operate;
•fluctuation in currency exchange and interest rates;
•our ability to implement our business expansion strategy, including our ability to successfully integrate mergers and acquisitions we have completed in recent years;
•economic or political conditions or changes in our regulatory or legal environment, including the impact of existing laws and regulations, changes thereto or the imposition of new taxes, environmental, health, energy, foreign investment and/or antitrust laws or regulations impacting our business, activities and investments; and
•adverse weather or natural disasters.
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
This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2020 and 2019 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2020, 2019 and 2018.
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
In the case of Argentina, since July 1, 2018 the economy satisfied the conditions to be treated as a hyperinflationary economy based on various economic factors, including that Argentina’s cumulative inflation over the three-year period prior to such date exceeded 100%, according to available indexes in the country. Effective as of January 1, 2018, we adjusted the financial information of our Argentine operations to recognize inflationary effects. Our functional currency in Argentina was converted to Mexican pesos for the periods ended December 31, 2020, 2019 and 2018 using the exchange rates at the end of such periods. See Note 3.4 to our consolidated financial statements.

In August 2018, our subsidiary Controladora de Inversiones en Bebidas Refrescantes, S.L., or CIBR, notified The Coca-Cola Company of its decision to exercise its option to sell its 51.0% stake in Coca-Cola FEMSA Philippines, Inc., or KOF Philippines, and, on December 13, 2018, CIBR completed this sale. As a result, KOF Philippines was classified as an asset held for sale commencing on August 31, 2018 and as a discontinued operation for the year ended December 31, 2018, and the corresponding results for 2017 were restated for comparative purposes. Commencing on January 1, 2018, we stopped accounting for KOF Philippines and, specifically our Asia division, as a separate reporting segment. The net gain derived from the sale of KOF Philippines, as well as KOF Philippines’ results of operations from January 1, 2018 through December 12, 2018 were recorded in our consolidated financial statements as part of our Mexico and Central America consolidated reporting segment. See Notes 5 and 27 to our consolidated financial statements.
Except when specifically indicated, information in this annual report on Form 20-F is presented as of December 31, 2020 and does not give effect to any transaction subsequent to that date.

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

	Year Ended December 31,
	2020⁽¹⁾	2020	2019⁽²⁾	2018⁽³⁾	2017⁽⁴⁾⁽⁵⁾	2016⁽⁶⁾
	(in millions of Mexican pesos or millions of U.S. dollars, except ratio, share and per share data)
Income Statement Data:
Total revenues	US$ 9,231	Ps. 183,615	Ps. 194,471	Ps. 182,342	Ps. 183,256	Ps. 177,718
Cost of goods sold	5,068	100,804	106,964	98,404	99,748	98,056
Gross profit	4,163	82,811	87,507	83,938	83,508	79,662
Administrative expenses	397	7,891	8,427	7,999	7,693	7,423
Selling expenses	2,441	48,553	52,110	49,925	50,351	48,039
Other income	75	1,494	1,890	569	1,542	1,281
Other expenses	256	5,105	4,380	2,450	32,899	5,093
Interest expenses	397	7,894	6,904	7,568	8,777	7,471
Interest income	53	1,047	1,230	1,004	791	715
Foreign exchange gain (loss), net	—	4	(330)	(277)	788	(1,792)
Gain on monetary position for subsidiaries in hyperinflationary economies	19	376	221	212	1,590	2,417
Market value (loss) gain on ineffective portion of derivative	(11)	(212)	(288)	(314)	246	51
Income (loss) before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	808	16,077	18,409	17,190	(11,255)	14,308
Income taxes	273	5,428	5,648	5,260	4,184	3,928
Share in the (loss) profit of equity accounted investees, net of taxes	(14)	(281)	(131)	(226)	60	147
Net income (loss) for continuing operations	521	10,368	12,630	11,704	(15,379)	10,527
Net income for discontinued operations	—	—	—	3,366	3,725	—
Consolidated net income (loss)	521	10,368	12,630	15,070	(11,654)	10,527
Attributable to:
Equity holders of the parent continuing operations	518	10,307	12,101	10,936	(16,058)	10,070
Equity holders of the parent discontinued operations	—	—	—	2,975	3,256	—
Non-controlling interest from continuing operations	3	61	529	768	679	457
Non-controlling interest from discontinued operations	—	—	—	391	469	—
Consolidated comprehensive income (loss) of the year, net of tax	521	10,368	12,630	15,070	(11,654)	10,527
Ratio to Revenues (%)
Gross profit margin	45.1	45.1	45.0	46.0	45.6	44.8
Net income (loss) margin	5.6	5.6	6.5	8.3	(6.4)	5.9

	As of December 31,
	2020⁽¹⁾	2020	2019⁽²⁾	2018⁽³⁾	2017⁽⁴⁾⁽⁵⁾	2016⁽⁶⁾
	(in millions of Mexican pesos or millions of U.S. dollars, except ratio, share and per share data)
Balance Sheet Data:
Cash and cash equivalents	US$ 2,187	Ps. 43,497	Ps. 20,491	Ps. 23,727	Ps. 18,767	Ps. 10,476
Accounts receivable, net, inventories, recoverable taxes, other current financial assets and other current assets	1,455	28,943	36,305	33,763	36,890	34,977
Total current assets	3,642	72,440	56,796	57,490	55,657	45,453
Investments in other entities	383	7,623	9,751	10,518	12,540	22,357
Property, plant and equipment, net	2,989	59,460	61,187	61,942	75,827	65,288
Right-of-use assets	64	1,278	1,382
Intangible assets, net	5,227	103,971	112,050	116,804	124,243	123,964
Deferred tax assets, other non-current financial assets and other non-current assets	920	18,294	16,673	17,033	17,410	22,194
Total non-current assets	9,583	190,626	201,043	206,297	230,020	233,803
Total assets	13,225	263,066	257,839	263,787	285,677	279,256
Bank loans and notes payable	83	1,645	882	1,382	2,057	1,573
Current portion of non-current debt	170	3,372	10,603	10,222	10,114	1,479
Current portion of lease liabilities	28	560	483
Interest payable	36	712	439	497	487	520
Suppliers, accrued liabilities, taxes payable and other current financial liabilities	1,837	36,556	38,603	33,423	42,936	36,296
Total current liabilities	2,154	42,845	51,010	45,524	55,594	39,868
Bank loans and notes payable	4,145	82,461	58,492	70,201	71,189	85,857
Long-term lease liabilities	38	746	900
Post-employment and other non-current employee benefits, deferred tax liabilities, other non-current financial liabilities, provisions and other non-current liabilities	732	14,557	17,752	16,312	18,184	24,298
Total non-current liabilities	4,915	97,764	77,144	86,513	89,373	110,155
Total liabilities	7,069	140,609	128,154	132,037	144,967	150,023
Total equity	6,156	122,457	129,685	131,750	140,710	129,233
Equity attributable to equity holders of the parent	5,875	116,874	122,934	124,944	122,569	122,137
Non-controlling interest in consolidated subsidiaries	281	5,583	6,751	6,806	18,141	7,096
Total liabilities and equity	13,225	263,066	257,839	263,787	285,677	279,256

	As of December 31,
	2020⁽¹⁾	2020	2019⁽²⁾	2018⁽³⁾⁽⁴⁾	2017⁽⁵⁾	2016⁽⁶⁾
	(in millions of Mexican pesos or millions of U.S. dollars, except ratio, share and per share data)
Financial Ratios
Current(7)	1.69	1.69	1.11	1.26	1.00	1.14
Leverage(8)	1.15	1.15	0.99	1.0	1.03	1.16
Capitalization(9)	0.43	0.43	0.37	0.41	0.39	0.41
Coverage(10)	5.13	5.13	5.51	4.22	4.20	4.80
Share Data(11)
A Shares	7,936,628,152	7,936,628,152	7,936,628,152	7,936,628,152	7,936,628,152	7,936,628,152
D Shares	4,668,365,424	4,668,365,424	4,668,365,424	4,668,365,424	4,668,365,424	4,668,365,424
B Shares	1,575,624,195	1,575,624,195	1,575,624,195	1,575,624,195	1,575,624,195	1,491,894,096
L Shares	2,626,040,325	2,626,040,325	2,626,040,325	2,626,040,325	2,626,040,325	2,486,490,160
Number of outstanding shares	16,806,658,096	16,806,658,096	16,806,658,096	16,806,658,096	16,806,658,096	16,583,377,832
Per Share Data(11)
Book Value(12)	0.35	6.95	7.31	7.43	7.29	7.37
Basic earnings (loss) per share from(13):
Continuing operations	0.03	0.61	0.72	0.65	(0.96)	0.61
Discontinued operations	—	—	—	0.18	0.19	—
Diluted earnings (loss) per share from(14):
Continuing operations	0.03	0.61	0.72	0.65	(0.96)	0.61
Discontinued operations	—	—	—	0.18	0.19	—

(1)    Translation to U.S. dollar amounts at an exchange rate of Ps.19.8920 to US$1.00 solely for the convenience of the reader.
(2)    We adopted IFRS 16 on January 1, 2019 using the modified retrospective approach under which the comparable information is not restated. See Note 3.18 to our consolidated financial statements.
(3)    Includes results of Alimentos y Bebidas Atlantida, S.A., or ABASA, and Comercializadora y Productora de Bebidas Los Volcanes, S.A., or Los Volcanes, from May 2018 and of Montevideo Refrescos S.R.L., or Monresa, from July 2018. See “Item 4. Information on the Company—The Company—Corporate History.”
(4)    Effective as of December 31, 2017, we deconsolidated our operations in Venezuela and as a result began accounting for the results of operations of Coca-Cola FEMSA de Venezuela, S.A., or KOF Venezuela, as an investment under the fair value method pursuant to IFRS 9, Financial Instruments. Effective as of January 1, 2018, we no longer include the results of operations of KOF Venezuela in our consolidated financial statements.
(5)    Our consolidated statements of income for 2017 were restated for comparative purposes, as a result of the sale of our equity participation in KOF Philippines. For further information see “Item 5. Operating and Financial Review and Prospects—General—Sale of Equity Participation in KOF Philippines.”
(6)    Includes results of Vonpar S.A., or Vonpar, from December 2016. See “Item 4. Information on the Company—The Company—Corporate History.”
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
(12)    Computed by dividing equity attributable to equity holders of the parent by total number of shares. Based on 16,806.7 million shares as of December 31, 2020, 2019, 2018 and 2017, and 16,583.4 million shares as of December 31, 2016.
(13)    Computed on the basis of the weighted average number of shares outstanding during the period: 16,806.7 million in 2020, 2019 and 2018, 16,730.8 million in 2017, and 16,598.7 million in 2016.
(14)    The diluted earnings per share calculation was computed on the basis of the diluted weighted average number of shares outstanding during the period: 16,806.7 million in 2020, 2019 and 2018, 16,730.8 million in 2017 and 16,598.7 million in 2016 (which reflects the commitment to deliver Series L shares to the sellers of Vonpar, without changing the number of shares for 2016). For further information see Note 3.26 to our consolidated financial statements.

Dividends and Dividend Policy
The following table sets forth the nominal amount in Mexican pesos of dividends declared, paid and to be paid per share each year and the U.S. dollar amounts on a per share basis actually paid or to be paid to holders of American Depositary Shares, which we refer to as ADSs, on each of the respective payment dates.

Fiscal Year with Respect to which Dividend was Declared(1)	Date Dividend Paid or To Be Paid	Mexican Pesos per Share or Unit, as applicable (Nominal)(2)	U.S. Dollars per Share or Unit, as applicable(3)
2016	May 3, 2017	1.680	0.086
	November 1, 2017	1.670	0.087
2017	May 3, 2018	1.680	0.088
	November 1, 2018	1.670	0.083
2018	May 3, 2019	1.770(4)	0.093
	November 1, 2019	1.770(4)	0.093
2019	May 5, 2020	2.430(5)	0.102 (5)
	November 3, 2020	2.430(5)	0.115(5)
2020	May 4, 2021	2.520(6)	— (6)(7)
	November 3, 2021	2.520(6)	— (6)(7)

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
(6)    Dividend declared per unit. The dividend was Ps.0.6300 per share, or the amount of the dividend declared divided by eight.
(7)    Because the dividend declared for the fiscal year 2020 has not been paid at the time of this annual report, the U.S. dollar per share amount has not been determined.
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

Risk Factors
Risks Related to Our Company
Our business depends on our relationship with The Coca-Cola Company, and changes in this relationship may adversely affect our business, financial condition and results of operations.
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
We depend on The Coca-Cola Company to continue with our bottler agreements. Our bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew the applicable agreement. In addition, these agreements generally may be terminated in the case of material breach. See “Item 4. Information on the Company—Bottler Agreements.” Termination of any such bottler agreement would prevent us from selling Coca-Cola trademark beverages in the affected territory. The foregoing and any other adverse changes in our relationship with The Coca-Cola Company would have an adverse effect on our business, financial condition and results of operations.
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
The beverage industry is evolving mainly as a result of changes in consumer preferences and regulatory actions. There have been different plans and actions adopted in recent years by governmental authorities in some of the countries where we operate. These include increases in tax rates or the imposition of new taxes on the sale of certain beverages and other regulatory measures, such as restrictions on advertising for some of our products and additional regulations concerning the labeling or sale of our products. Moreover, researchers, health advocates and dietary guidelines encourage consumers to reduce their consumption of certain types of beverages sweetened with sugar, artificial sweeteners and High Fructose Corn Syrup, or HFCS. In addition, concerns over the environmental impact of plastic may reduce the consumption of our products sold in plastic bottles or result in additional taxes that could adversely affect consumer demand. Increasing public concern about these issues, new or increased taxes, other regulatory measures, our failure to meet consumers’ preferences or our inability to successfully introduce new beverage products or digitize our operations and processes, could reduce demand for some of our products, which would adversely affect our business, financial condition and results of operations. See “Item 4. Information on the Company—The Company—Business Strategy.”

The COVID-19 pandemic has and may continue to adversely affect our business, financial condition and results of operations.
The public health crisis caused by the COVID-19 pandemic and the measures that have been taken or that may be taken in the future by governments, businesses, including us, and the public at large to limit the spread of COVID-19 have had, and could continue to have, an adverse impact on our business. Government responses to the COVID-19 pandemic have caused, and may continue to cause, temporary closures and social distancing measures at points of sale, including restaurants, cinemas and other venues, such as stadiums, auditoriums and concert halls, causing fluctuations in the volumes and mix of the products we sell. If the COVID-19 pandemic continues for a prolonged period of time or is exacerbated, it could result in the imposition of more restrictive measures in the territories in which we operate, further quarantines or closures, supply-chain disruptions, travel and transportation restrictions and import and export restrictions, which could adversely affect our business. Although we have adopted a number of initiatives to reduce costs in the territories where we operate, including a review of our capital expenditures, the further imposition of social distancing measures and lockdowns could continue to have a negative impact on our financial and operating results.

The COVID-19 pandemic has also caused significant volatility in the financial markets, undermining investors’ confidence in the growth of countries and businesses. Currencies in many of the countries where we operate suffered a significant depreciation against the U.S. dollar as compared to December 31, 2019, which increased the cost of some of our raw materials and therefore negatively affected our financial results. In addition, the long-term economic effects of the COVID-19 pandemic may include lower or negative growth rates in the markets where we operate and reduced demand for our products or a shift to lower margin products.

We cannot predict how long the COVID-19 pandemic will last, whether it will worsen or whether there will be further outbreaks in the future in any of the markets where we operate. The full extent to which the COVID-19 pandemic will negatively affect our results of operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the duration of the various shelter-in-place orders and reopening plans, the speed and effectiveness of vaccines and treatment developments and deployment in the countries where we operate, potential mutations of COVID-19, and actions taken, or that may be taken in the future, by governmental authorities and other third parties in response to the pandemic.

The reputation of Coca-Cola trademarks and trademark infringement could adversely affect our business.
Substantially all of our sales are derived from sales of Coca-Cola trademark beverages owned by The Coca-Cola Company. Maintenance of the reputation and intellectual property rights of these trademarks is essential to our ability to attract and retain retailers and consumers and is a key driver for our success. Failure to maintain the reputation of Coca-Cola trademarks and/or to effectively protect these trademarks could have a material adverse effect on our business, financial condition and results of operations.
If we are unable to protect our information systems against service interruption, misappropriation of data or breaches of security, our operations could be disrupted, which could have a material adverse effect on our business, financial condition and results of operations.
We rely on networks, information systems and other technology, or “IT systems”, including the Internet and third-party hosted platforms and services, to support a variety of business processes and activities, including procurement and supply chain, manufacturing, distribution, invoicing and collection of payments and to store client and employee personal data. We use IT systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting and legal and tax requirements. Because IT systems are critical to many of our operating activities, our business may be impacted by system shutdowns, service disruptions or security breaches. In addition, such incidents could result in unauthorized disclosure of material confidential information or regulated individual personal data. We could be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and IT systems. Any severe damage, disruption or shutdown in our IT systems could have a material adverse effect on our business, financial condition and results of operations.
We make investments in specialized personnel, technologies, cyber insurance and training of our personnel. We also maintain an IT risk management program that is supervised by our senior management. Reports on such IT risk management program are presented to the Audit Committee of our board of directors on a quarterly basis. As part of this program, we have a cybersecurity framework, internal policies and cross-functional surveillance. Despite our investments and focus on risk management programs, we may be subject to unexpected security breaches, and there is no assurance that the measures we implement will be sufficient to prevent such breaches.

Negative or inaccurate information on social media could adversely affect our reputation.
Negative or inaccurate information concerning or affecting us or the Coca-Cola trademarks may be posted at any time on social media and similar platforms, including weblogs (blogs), social media websites, and other forms of Internet-based communications which allow individual access to a broad audience of consumers and other interested persons. This information may harm our reputation without affording us an opportunity for redress or correction, which could in turn have a material adverse effect on our business, financial condition and results of operations.

Competition could adversely affect our business, financial condition and results of operations.
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
Although competitive conditions are different in each of our territories, we compete mainly in terms of price, packaging, effective promotional activities, access to retail outlets and sufficient shelf space, customer service, product innovation and product alternatives and the ability to identify and satisfy consumer preferences. See “Item 4. Information on the Company—The Company—Principal Competitors.” Lower pricing and activities by our competitors may have an adverse effect on our business, financial condition and results of operations.
Water shortages or any failure to maintain existing concessions or contracts could adversely affect our business, financial condition and results of operations.
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
We cannot assure you that water will be available in sufficient quantities to meet our future production needs or will prove sufficient to meet our water supply needs. Continued water scarcity in the regions where we operate may adversely affect our business, financial condition and results of operations.
Increases in the prices of raw materials, supply chain disruptions or shortages of raw materials could increase our cost of goods sold and may adversely affect our business, financial condition and results of operations.
In addition to water, our most significant raw materials are concentrate, which we acquire from affiliates of The Coca-Cola Company, sweeteners and packaging materials.
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

The prices for our other raw materials are driven by market prices and local availability, the imposition of import duties and restrictions and fluctuations in exchange rates. We are also required to meet all of our supply needs (including sweeteners and packaging materials) from suppliers approved by The Coca-Cola Company, and The Coca-Cola Company may limit the number of suppliers available to us. Our sales prices are denominated in the local currency in each country where we operate, while the prices of certain materials, including those used in the bottling of our products, mainly polyethylene terephthalate, or PET resin, preforms to make plastic bottles, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in, or determined with reference to, the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the applicable local currency. We cannot anticipate whether the U.S. dollar will appreciate or depreciate with respect to such local currencies in the future, and we cannot assure you that we will be successful in mitigating any such fluctuations through derivative instruments or otherwise. See “Item 4. Information on the Company—The Company—Raw Materials.”
Our most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global PET resin supply. Crude oil prices have a cyclical behavior and are determined with reference to the U.S. dollar; therefore, high currency volatility may affect our average price for PET resin in local currencies. In addition, since 2010, international sugar prices have been volatile due to various factors, including shifting demand, availability, climate change and other issues affecting production and distribution. In all of the countries where we operate, other than Brazil, sugar prices are subject to local regulations and other barriers to market entry that cause us to purchase sugar above international market prices. See “Item 4. Information on the Company—The Company—Raw Materials.” We cannot assure you that our raw material prices will not further increase in the future or that we will be successful in mitigating any such increase through derivative instruments or otherwise. Increases in the prices of raw materials would increase our cost of goods sold and adversely affect our business, financial condition and results of operations.
Increases in the cost, disruption of supply or shortage of energy or fuel could adversely affect our business and results of operations.
Our bottling operations operate large fleets of trucks and other motor vehicles to distribute and deliver beverage products to our business partners and customers. In addition, we use a significant amount of electricity, natural gas and other energy sources to operate our bottling plants and distribution facilities. An increase in the price, disruption of supply or shortage of fuel and other energy sources in the countries where we operate, which may be caused by increased demand, natural disasters, power outages or government regulations, taxes, policies or programs, including programs designed to reduce greenhouse gas emissions to address climate change, could increase our operating costs and negatively impact our business and results of operations. Changes in government regulations in the countries where we operate, including reforms related to transmission, distribution and other costs, could lead to a substantial increase in our electricity cost. See “Item 4. Information on the Company—Regulation—Other Regulations.”

Regulatory developments may adversely affect our business, financial condition and results of operations.
The principal areas in which we are subject to laws and regulations are anti-corruption, anti-bribery, anti-money laundering, water, environment, energy, labor, taxation, health, antitrust and price controls. See “Item 4. Information on the Company—Regulation.” Changes in existing laws and regulations, the adoption of new laws or regulations, or a stricter interpretation or enforcement thereof in the countries where we operate may increase our operating and compliance costs or impose restrictions on our operations which, in turn, may adversely affect our business, financial condition and results of operations.
We currently offer non-refillable and refillable containers across our territories, among other product presentations. Certain legislative and regulatory reforms have been proposed in some of the territories where we operate to restrict the sale of single-use plastics and similar legislation or regulations may be proposed or enacted in the future. See “Item 4. Information on the Company—Regulation—Other Regulation.” Consumers’ increased concerns and changing attitudes about the solid waste streams and environmental responsibility and the related publicity could result in the adoption of such legislation or regulations. If these types of requirements are adopted and implemented on a large scale in any of our territories, they could affect our costs or require changes in our distribution model and packaging, which could reduce our net operating revenues and profitability.
Voluntary price restraints or statutory price controls have been imposed historically in several of the countries where we operate. See “Item 4. Information on the Company—Regulation—Price Controls.” We cannot assure you that existing or future laws and regulations in the countries where we operate relating to goods and services (in particular, laws and regulations imposing statutory price controls) will not affect our products, our ability to set prices for our products, or that we will not need to implement price restraints, which could have a negative effect on our business, financial condition and results of operations.

We operate in multiple territories and are subject to complex regulatory frameworks with increased enforcement activities. We maintain a global integrity and compliance program that is supervised by our senior management, and employ a chief compliance officer in each country where we operate. Reports on such compliance program are presented to the Audit Committee of our board of directors on a semi-annual basis. Despite our internal governance and compliance processes, we may be subject to unexpected breaches by our employees, contractors or other agents to our code of ethics, anti-corruption and anti-money laundering policies and other internal guidelines, including instances of fraudulent behavior, corrupt practices and dishonesty by any of them. Our failure to comply with applicable laws and other standards could harm our reputation, subject us to substantial fines, sanctions or penalties and adversely affect our business. There is no assurance that we will be able to comply with changes in any laws and regulations within the timelines established by the relevant regulatory authorities.
Taxes could adversely affect our business, financial condition and results of operations.
The countries where we operate may adopt new tax laws or modify existing tax laws to increase taxes applicable to our business or products. Our products are subject to certain taxes in many of the countries where we operate. See “Item 4. Information on the Company—Regulation—Taxation of Beverages.” The imposition of new taxes, increases in existing taxes, or changes in the interpretation of tax laws and regulation by tax authorities may have a material adverse effect on our business, financial condition and results of operations.
Tax legislation in some of the countries where we operate has recently been subject to major changes. See “Item 4. Information on the Company—Regulation—Tax Reforms.” We cannot assure you that these reforms or other reforms adopted by governments in the countries where we operate will not have a material adverse effect on our business, financial condition and results of operations.
Unfavorable outcome of legal proceedings could have an adverse effect on our business, financial condition and results of operations.
Our operations have from time to time been and may continue to be subject to investigations and proceedings by antitrust authorities relating to alleged anticompetitive practices, as well as tax, consumer protection, environmental, labor and commercial matters. We cannot assure you that these investigations and proceedings will not have an adverse effect on our business, financial condition and results of operations. See “Item 8. Financial Information—Legal Proceedings.”
Weather conditions, natural disasters and public health crises may adversely affect our business, financial condition and results of operations.
Lower temperatures, higher rainfall, other adverse weather conditions such as hurricanes, natural disasters such as earthquakes and floods, and public health crises such as pandemics or epidemics may negatively impact consumer patterns, which may result in reduced sales of our beverage offerings. Additionally, such adverse weather conditions, natural disasters and public health crises may affect plant installed capacity, road infrastructure and points of sale in the territories where we operate and limit our ability to produce, sell and distribute our products, thus affecting our business, financial condition and results of operations.
Climate change and legal or regulatory responses thereto may have an adverse impact on our business.

There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Decreased agricultural productivity in certain regions of the world as a result of changing weather patterns may limit the availability or increase the cost of key agricultural commodities, such as sugarcane, and corn which are important sources of ingredients for our products. Increasing concern over climate change also may result in additional legal or regulatory requirements designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment. Increased energy or compliance costs and expenses due to increased legal or regulatory requirements may cause disruptions in, or an increase in the costs associated with, the manufacturing and distribution of our beverage products. The effects of climate change and legal or regulatory initiatives to address climate change could have an adverse impact on our business.

In addition, from time to time, we establish and publicly announce goals and commitments to reduce our carbon footprint by increasing our use of recycled packaging materials and participating in environmental and sustainability programs and initiatives organized or sponsored by non-governmental organizations and other groups to reduce greenhouse gas emissions industrywide. If we fail to achieve or improperly report on our progress toward achieving our carbon footprint reduction goals and commitments, the resulting negative publicity could adversely affect consumer preference and demand for our beverage products.

We may not be able to successfully integrate our acquisitions and achieve the expected operational efficiencies or synergies.
We have and we may continue to acquire bottling operations and other businesses. Key elements to achieving the benefits and expected synergies of our acquisitions and mergers are the integration of acquired or merged businesses’ operations into our own in a timely and effective manner and the retention of qualified and experienced key personnel. We may incur unforeseen liabilities in connection with acquiring, taking control of, or managing bottling operations and other businesses and may encounter difficulties and unforeseen or additional costs in restructuring and integrating them into our operating structure. We cannot assure you that these efforts will be successful or completed as expected by us, and our business, financial condition and results of operations could be adversely affected if we are unable to do so.
An impairment in the carrying value of distribution rights under our bottler agreements and goodwill of acquired businesses could negatively affect our financial condition and results of operations.
We periodically review the carrying value of our intangible assets, including distribution rights under our bottler agreements and goodwill of acquired businesses, to determine whether there is any indication that such assets have suffered an impairment. An impairment is recognized and the asset is reduced to fair value via a charge to earnings, when the carrying value of such asset exceeds its recoverable amount, which is the higher of its fair value less the cost to sell the asset, and its value in use. Events and conditions that could result in an impairment include changes in the industry in which we operate, including competition, changes in consumer preferences, and other factors leading to reduction in expected sales or profitability. An impairment on the value of the distribution rights under our bottler agreements or goodwill of acquired businesses could have a material adverse effect on our financial condition and results of operations.
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
We are a Mexican corporation and our Mexican operations are our single most important geographic territory. We also conduct an important part of our operations in Brazil. For the year ended December 31, 2020, approximately 78.4% of our total revenues were attributable to Mexico and Brazil. Our results are affected by the economic conditions in the countries where we conduct operations. Consumer demand and preferences, real prices and the costs of raw materials are heavily influenced by macroeconomic conditions, which vary by country and may not be correlated. In addition, adverse economic conditions may affect and reduce consumer per capita income, thereby adversely affecting consumer demand for our products as a result of a decrease in consumer purchasing power. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our business, financial condition and results of operations.
Some of the countries where we operate are influenced by the U.S. economy. Deterioration in economic conditions in the U.S. economy may affect these economies. In particular, economic conditions in Mexico have been historically correlated with economic conditions in the United States partially as a result of the North American Free Trade Agreement, and more recently, the U.S.-Mexico-Canada Agreement, which came into force on July 1, 2020. Any adverse event affecting the relationship between any of the countries where we operate and the United States, including changes or the termination of any free trade agreement, may have a significant adverse effect on the economy of such countries.

Our business may also be significantly affected by interest rates, inflation rates and exchange rates of the local currencies of the countries where we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, an increase in interest rates would increase the cost to us of variable rate funding (which, after giving effect to our swap contracts, and calculated by weighting each year’s outstanding debt balance mix, constituted approximately 7.4% of our total debt as of December 31, 2020), which would have an adverse effect on our financial position. A continued and prolonged increase in inflation rates in any of the countries where we operate may result in such country being categorized as a hyperinflationary economy for accounting purposes, which would change the manner in which we present and report financial information related to our operations in such country. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”
Since July 1, 2018, Argentina’s economy has satisfied the conditions to be treated as a hyperinflationary economy based on various economic factors, including Argentina’s cumulative inflation over the past three-year period exceeding 100%, according to available indexes in the country. Continuing hyperinflation in Argentina may adversely affect our financial position and results of operations.
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
As part of our financing, treasury and derivatives policies, we maintain hedging initiatives designed to mitigate interest rate, raw materials and foreign currency exchange rate risk. These hedging initiatives are presented by our corporate finance department to the planning and finance committee of our board of directors on a quarterly basis for their review and approval. Despite such efforts, there is no assurance that the hedging and other financial strategies we implement will be sufficient to prevent any adverse effect on our financial position and results of operations as a result of any depreciation of the local currencies of the countries where we operate relative to the U.S. dollar, fluctuations in interest rates or in the price of raw materials.
Political and social events in the countries where we operate and elsewhere and changes in governmental policies may have an adverse effect on our business, financial condition and results of operations.
In recent years, some of the governments in the countries where we operate have implemented and may continue to implement significant changes in laws, public policy or regulations that could affect the political and social conditions in these countries. Any such changes, and similar changes in other countries such as the U.S., may have an adverse effect on our business, results of operations and financial condition. Furthermore, national presidential and legislative elections took place in 2020 or are scheduled to take place in 2021 in several of the countries where we operate, including Argentina, Mexico, and Nicaragua. We cannot assure you that political or social developments in the countries where we operate or elsewhere, such as the election of new administrations, changes in laws, public policy or regulations, political disagreements, civil disturbances and the rise in violence and perception of violence, over which we have no control, will not have a corresponding adverse effect on the local or global markets or on our business, financial condition and results of operations.

Item 4.    Information on the Company
The Company
Overview
We are the largest franchise bottler of Coca-Cola trademark beverages in the world in terms of volume. We operate in territories in the following countries:
•Mexico—a substantial portion of central Mexico, the southeast and northeast of Mexico.
•Guatemala.
•Nicaragua.
•Costa Rica.
•Panama.
•Colombia—most of the country.
•Brazil—a major part of the states of São Paulo and Minas Gerais, the states of Parana, Santa Catarina and Mato Grosso do Sul and part of the states of Rio de Janeiro, Rio Grande do Sul and Goias.
•Argentina—Buenos Aires and surrounding areas.
•Uruguay.
We also operate in Venezuela through our investment in KOF Venezuela.
Our company was organized on October 30, 1991 as a stock corporation with variable capital (sociedad anónima de capital variable) under the laws of Mexico for a term of 99 years. On December 5, 2006, as required by amendments to the Mexican Securities Market Law, we became a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable). Our legal name is Coca-Cola FEMSA, S.A.B. de C.V. Our principal executive offices are located at Calle Mario Pani No. 100, Colonia Santa Fe Cuajimalpa, Alcaldía Cuajimalpa de Morelos, 05348, Mexico City, Mexico. Our telephone number at this location is (52-55) 1519-5000. Our website is www.coca-colafemsa.com.
The following is an overview of our operations by consolidated reporting segment in 2020.

Operations by Consolidated Reporting Segment—Overview Year Ended December 31, 2020
	Total Revenues		Gross Profit
	(in millions of Mexican pesos, except percentages)
Mexico and Central America(1)	Ps. 106,783	58.2%	Ps. 52,906	63.9%
South America(2)	76,832	41.8%	29,905	36.1%
Consolidated	183,615	100.0%	82,811	100.0%

(1)    Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)    Includes Colombia, Brazil, Argentina and Uruguay.
Corporate History
We are a subsidiary of FEMSA, a company that participates in the retail industry through FEMSA Comercio, which is comprised of (i) a proximity division operating OXXO, a small-format store chain, (ii) a health division which includes drugstores and related operations and (iii) a fuel division, which operates OXXO Gas, a chain of retail fuel service stations. FEMSA also participates in the beverage industry through us, and in the beer industry as a shareholder of Heineken, a brewer with operations in over 70 countries. Additionally, through its strategic businesses unit, FEMSA provides logistics services, point-of-sale refrigeration solutions and plastics solutions to its business units and third-party clients. FEMSA also participates in the specialized distribution industry in the United States. Through its business units, FEMSA has more than 320,000 employees in 13 countries.

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
In March 2011, we acquired together with The Coca-Cola Company, Industrias Lácteas, S.A., or Estrella Azul, a Panamanian conglomerate that participates in the dairy and juice-based beverage categories in Panama, which we subsequently sold to Panama Dairy Ventures Ltd. in September 2020.
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
In June 2018, Inversiones en Bebidas Refrescantes Ibérica, S.L., one of our subsidiaries, acquired from The Coca-Cola Company, Monresa, a Uruguayan bottler of Coca-Cola trademark products.
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
Our view on sustainable development is a comprehensive part of our business strategy. We base our efforts in our ethics and values, focusing on (i) our people, (ii) our communities and (iii) our planet. We also take a responsible and disciplined approach to the use of resources and capital allocation.
To maximize growth and profitability, and driven by our transformational initiatives, we plan on continuing to execute the following key strategies: (i) accelerate revenue growth, (ii) increase our business scale and profitability across categories, (iii) continue our expansion through organic growth and strategic joint ventures, mergers and acquisitions, (iv) accelerate our end-to-end transformation through the digitization of our processes, (v) empower people to lead this transformation and (vi) create a leaner and more efficient organization focused on value creation.
We seek to accelerate our revenue growth through the introduction of new categories, products and presentations that better meet our consumers’ needs and preferences, while maintaining our core products and improving our profitability. To address our consumers’ diverse lifestyles, we have developed new products through innovation and have expanded the availability of low- and non-caloric beverages by reformulating and broadening our product portfolio to reduce added sugar and offering smaller presentations of our products. As of December 31, 2020, approximately 38.8% of our brands were low- or non-caloric beverages, and we continue to expand our product portfolio to offer more options to our consumers so they can satisfy their hydration and nutrition needs. See “—Our Products” and “—Packaging.” In addition, we inform our consumers through front labeling on the nutrient composition and caloric content of our beverages in accordance with local laws and regulations. We voluntarily adhere to national and international codes of conduct in advertising and marketing, including communications targeted to minors who are developed based on the Responsible Marketing policies and Global School Beverage Guidelines of The Coca-Cola Company, achieving full compliance with all such codes, regulations and guidelines in all of the countries where we operate. See “—Other Regulations.”

We view our relationship with The Coca-Cola Company as integral to our business, and together we have developed marketing strategies to better understand and address our consumer needs. See “—Marketing.”
Preventive measures to mitigate the effect of the COVID-19 pandemic

The COVID-19 pandemic has negatively affected global and regional economic conditions. In response, in 2020 we adopted preventive measures at our offices and facilities to ensure continued operations and to keep our teams and our customers healthy and safe. As part of those preventive measures, we have created a comprehensive management framework designed to guide our mitigation actions across five key areas: collaborators, clients, consumers, community and cash flow. These initiatives, which continue in effect as of the date of this report, include:

•Collaborators: Ensuring employees’ safety and wellbeing is of utmost importance. Measures include implementing reinforced health, sanitation and hygiene protocols across our facilities and providing our employees with additional protective equipment such as masks, gloves and sanitizing gels.
•Clients: We are helping our clients to remain open for business in a safe way. Among our initiatives, we have leveraged our digital capabilities such as multichannel order-taking via B2B platforms, contact centers, and messaging and voice over IP services. In addition, we have donated protective screens to our clients’ to be used at service counters.
•Consumers: Consumers are one of our top priorities. Accordingly, we have leveraged our portfolio across key markets and channels, and have reinforced our presence in digital and direct-to-home channels.
•Community: As part of our social response to the COVID-19 pandemic, we have donated beverages to health centers, transported medical supplies, contributed to the construction of alternative health centers, and acquired medical equipment, among other community relief initiatives.
•Cash Flow: Consistent with our financial discipline approach, we have implemented measures to further strengthen our balance sheet and protect our cash flow by prioritizing or rationalizing capital expenditures and expenses.
Government responses to the COVID-19 pandemic have caused, and may continue to cause, temporary closures and social distancing measures at points of sale, including restaurants, cinemas and other venues, such as stadiums, auditoriums and concert halls, causing fluctuations in the volumes and mix of the products we sell. As a result, we have adopted a number of initiatives to reduce costs and generate savings and efficiencies in the territories where we operate.

Our Territories
The following map shows our territories, giving estimates in each case of the population to which we offer products and the number of retailers of our beverages as of December 31, 2020:

Our Products
We produce, market, sell and distribute Coca-Cola trademark beverages. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters and still beverages (including juice drinks, coffee, teas, milk, value-added dairy, sports drinks, energy drinks and plant-based drinks). In addition, we distribute and sell Heineken beer products in our Brazilian territories and Monster products in all of the countries where we operate.
Our most important brand, Coca-Cola, together with its line of low-calorie products, accounted for 63.9%, 62.4% and 62.2% of our total sales volume in 2020, 2019 and 2018, respectively.
The following table sets forth the trademarks of the main products we distributed in 2020:

Colas:
Coca-Cola
Coca-Cola Sin Azúcar
Coca-Cola Light

Flavored Sparkling Beverages:
Crush		Kuat		Schweppes
Fanta		Mundet		Sprite
Fresca		Quatro		Yoli

Still Beverages:
AdeS	FUZE Tea		Leão
Cepita	Hi-C		Monster		Santa Clara
Del Valle	Kapo		Powerade		Valle Frut

Water:
Alpina	Brisa		Dasani		Shangri-la
Aquarius	Ciel		Manantial		Topo Chico
Bonaqua	Crystal		Kin		Vitale

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

	Sales Volume		Transactions
	2020	2019	2020	2019
	(Millions of unit cases or millions of single units, except percentages)
Mexico	1,759.2	1,838.3	8,202.6	9,584.6
Central America(1)	232.4	236.9	1,635.8	1,945.0
Mexico & Central America	1,991.6	2,075.3	9,838.4	11,529.6
Growth	(4.0)%	0.5%	(14.7)%	0.2%
Colombia	254.8	265.5	1,572.8	1,967.9
Brazil(2)	862.9	846.5	5,208.3	5,726.2
Argentina	133.8	139.3	593.1	782.9
Uruguay	41.2	42.4	185.1	214.0
South America	1,292.7	1,293.6	7,559.2	8,691.0
Growth	(0.1)%	2.9%	(13.0)%	5.8%
Total	3,284.4	3,368.9	17,397.7	20,220.6
Growth	(2.5)%	1.4%	(14.0)%	2.5%

The following table illustrates the multiple serving presentations and returnable packaging for sparkling beverages volume:

	Multiple Serving Presentations		Returnable Packaging
	2020	2019	2020	2019
Mexico	71.3%	66.2%	42.2%	38.0%
Central America(1)	59.6%	49.3%	40.6%	41.4%
Colombia	80.3%	74.6%	27.1%	31.3%
Brazil(2)	81.2%	79.3%	19.7%	18.5%
Argentina	88.9%	78.7%	29.7%	27.5%
Uruguay	85.3%	81.5%	22.0%	23.6%
Total	74.9%	69.9%	33.6%	31.8%

The following table illustrates our historical sales volume and number of transactions performance by category for each of our operations and our reporting segments for 2020 as compared to 2019:

	Year Ended December 31, 2020
	Sparkling	Stills	Water	Bulk Water	Total
Sales Volume Growth
Mexico	(3.7)%	(4.9)%	(26.0)%	0.5%	(4.3)%
Central America(1)	1.3%	(16.8)%	(29.9)%	(20.9)%	(1.9)%
Mexico and Central America	(3.1)%	(6.7)%	(26.5)%	0.4%	(4.0)%
Colombia	0.9%	(8.7)%	(33.8)%	(13.7)%	(4.0)%
Brazil(2)	2.8%	(1.2)%	(9.4)%	18.8%	1.9%
Argentina	(2.8)%	3.5%	(32.0)%	48.4%	(3.9)%
Uruguay	(5.1)%	36.2%	18.0%	—	(2.8)%
South America	1.6%	(1.9)%	(18.3)%	2.5%	(0.1)%
Total	(1.1)%	(5.0)%	(22.6)%	0.6%	(2.5)%

Number of Transactions Growth
Mexico	(13.2)%	(16.4)%	(25.8)%	—	(14.4)%
Central America(1)	(13.0)%	(30.7)%	(28.2)%	—	(15.9)%
Mexico and Central America	(13.2)%	(19.3)%	(26.1)%	—	(14.7)%
Colombia	(15.0)%	(26.4)%	(39.6)%	—	(20.1)%
Brazil(2)	(8.7)%	(7.6)%	(14.5)%	—	(9.0)%
Argentina	(23.9)%	(8.4)%	(39.3)%	—	(24.2)%
Uruguay	(16.5)%	9.0%	9.2%	—	(13.5)%
South America	(11.6)%	(11.2)%	(25.9)%	—	(13.0)%
Total	(12.5)%	(16.1)%	(26.0)%	—	(14.0)%

The following table illustrates our unit case mix by category for each of our operations and our consolidated reporting segments for 2020:

	Sparkling Beverages		Stills		Water(3)
	Year ended December 31,
	2020	2019	2020	2019	2020	2019
Unit Case Mix by Category
Mexico	73.6%	73.2%	6.3%	6.4%	20.0%	20.4%
Central America(1)	88.9%	86.1%	7.3%	8.6%	3.8%	5.3%
Mexico and Central America	75.4%	74.7%	6.5%	6.6%	18.1%	18.7%
Colombia	81.8%	77.8%	5.2%	5.5%	13.0%	16.7%
Brazil(2)	87.6%	86.8%	5.9%	6.1%	6.5%	7.1%
Argentina	80.9%	80.0%	7.5%	7.0%	11.6%	13.0%
Uruguay	89.0%	91.1%	1.2%	0.9%	9.8%	8.0%
South America	85.8%	84.4%	5.8%	5.9%	8.4%	9.7%
Total	79.5%	78.4%	6.2%	6.4%	14.3%	15.2%

(1)    Includes sales volume and transactions from Guatemala, Nicaragua, Costa Rica and Panama.
(2)    Excludes beer sales volume and transactions.
(3)    Includes bulk water volume and transactions.

Seasonality
Sales of our products are seasonal in all of the countries where we operate, as our sales volumes generally increase during the summer months of each country and during the year-end holiday season. In Mexico, Central America and Colombia, we typically achieve our highest sales during the months of April through August as well as during the year-end holidays in December. In Brazil, Uruguay and Argentina, our highest sales levels occur during the summer months of October through March, including the year-end holidays in December.
Marketing
We, in conjunction with The Coca-Cola Company, have developed a marketing strategy to promote the sale and consumption of our products. We rely extensively on advertising, sales promotions and retailer support programs to target the particular preferences of our consumers. Our consolidated marketing expenses in 2020 were Ps.5,043 million, net of Ps.1,482 million contributed by The Coca-Cola Company.
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
Product Sales and Distribution
The following table provides an overview of our distribution centers and the retailers to which we sold our products:

	As of December 31, 2020
	Mexico and Central America(1)	South America(2)
Distribution centers	196	72
Retailers	1,059,181	879,040

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
We use several sales and distribution models depending on market and geographic conditions and the customer’s profile: (i) the pre-sale system, which separates the sales and delivery functions, permitting trucks to be loaded with the mix of products that retailers have previously ordered, thereby increasing both sales and distribution efficiency; (ii) the conventional truck route system, in which the person in charge of the delivery makes immediate sales from inventory available on the truck; (iii) sales through digital platforms to access technologically enabled customers; (iv) the telemarketing system, which could be combined with pre-sales visits; and (v) sales through third-party wholesalers and other distributors of our products.
As part of the pre-sale system, sales personnel also provide merchandising services during retailer visits, which we believe enhance the shopper experience at the point-of-sale. We believe that an adequate number of service visits to retailers and frequency of deliveries are essential elements in an effective selling and distribution system of our products.
As a result of the COVID-19 pandemic, we continue to reinforce our presence in our emerging distribution channels, which consist primarily of digital sales channels such as food aggregators, digital platforms and telemarketing, in an effort to safeguard the health of our workforce and business partners and to address the growing demand from our business partners through such sales channels. This reinforcement is aligned with our overall digitization and omnichannel strategies.

In 2020, no single customer accounted for more than 10.0% of our consolidated total sales.
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
In Mexico, we sell a majority of our beverages through our traditional distribution channel, which consists of sales at small retail stores to consumers who may take the beverages for consumption at home or elsewhere. We also sell products through modern distribution channels, the “on-premise” consumption segment, home delivery, supermarkets and other locations. Modern distribution channels include large and organized chain retail outlets such as wholesale supermarkets, discount stores and convenience stores that sell fast-moving consumer goods, where retailers can buy large volumes of products from various producers. The “on-premise” consumption segment consists of sales through points-of-sale where products are consumed at the establishment from which they were purchased. This includes retailers such as restaurants and bars as well as stadiums, auditoriums and theaters.

In 2020, the “on-premise” channel was the most affected in our Mexican operations, as a result of COVID-19 containment measures. This effect was partially offset by increased sales through our emerging distribution channels, which consist primarily of digital channels and platforms such as food aggregators, e-commerce and other digital platforms. Additionally, other “direct-to-consumer” channels such as our own home delivery routes had an increase in demand.

Brazil. In Brazil, we distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors, while maintaining control over the selling activities. In designated zones in Brazil, third-party distributors purchase our products and resell them to retailers. In Brazil, we sell a majority of our beverages at small retail stores. We also sell products through modern distribution channels and “on- premise” consumption. Modern distribution channels in Brazil include large and organized chain retail outlets such as wholesale supermarkets and discount stores that sell fast- moving consumer goods.
In 2020, the “on-premise” channel in our Brazil operations was the most affected as a result of COVID-19 containment measures. This effect was partially offset by increased sales through our emerging distribution channels, which consist primarily of digital channels and platforms such as food aggregators, e-commerce and other digital platforms. Additionally, the rollout of our omnichannel platform allowed us to serve our consumers in Brazil through a digital app and our proprietary chatbot-enabled order-taking platform.
Territories other than Mexico and Brazil. We distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors. In most of our territories, an important part of our total sales volume is sold through small retailers.
In 2020, a large percentage of our sales in our territories other than Mexico and Brazil were made through modern distribution channels, as the imposition of measures and regulations aimed at containing the COVID-19 pandemic had an impact on consumer preferences towards these channels. The “on-premise” channel was the most affected sales and distribution channel in these territories as a result of containment measures. As countries began to ease restrictions and lockdowns, there was a subsequent recovery in the “on-premise” channel. This effect was partially offset by an increase in demand for our emerging distribution channels, which consist primarily of digital channels and platforms such as food aggregators, e-commerce and other digital platforms.

Principal Competitors
We are leaders in the beverage market in most of the countries where we operate, being the largest franchise bottler of Coca-Cola trademark products in the world by sales volume. During 2020, we produced and sold approximately 11.3% of the Coca-Cola system’s volume worldwide.
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
Our principal competitors are local Pepsi bottlers and other bottlers and distributors of local beverage brands. We also face competition in many of our territories from producers of low price beverages, commonly referred to as “B brands.” A number of our competitors in Central America, Brazil, Argentina and Colombia offer beer in addition to sparkling beverages, still beverages and water, which may enable them to achieve distribution efficiencies that other competitors who do not offer an integrated portfolio may not achieve.

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
Mexico and Central America. Our principal competitor in Mexico is Grupo GEPP, S.A.P.I. de C.V., the exclusive bottler of Pepsi beverage products and subsidiary of Organización Cultiba, S.A.B. de C.V., a joint venture formed by Grupo Embotelladoras Unidas, S.A.B. de C.V., the former Pepsi bottler in central and southeast Mexico, a subsidiary of PepsiCo and Empresas Polar, S.A., a beer distributor and Pepsi bottler. Our main competition in the juice category in Mexico is Grupo Jumex. In the water category, our main competitor is Bonafont, a water brand owned by Danone. In addition, we compete with Cadbury Schweppes in sparkling beverages and with other local brands in our Mexican territories, as well as “B brand” producers, such as Consorcio AGA, S.A. de C.V. (Red Cola bottler), that offer various presentations of sparkling and still beverages.

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
South America. Our principal competitor in Colombia is Postobón, a local bottler that sells and distributes sparkling beverages, (Manzana Postobón, Uva Postobón and Colombiana), still beverages (Hit Juice) and water (Crystal). Postobón also sells Pepsi products and is a vertically integrated producer, the owners of which hold other significant commercial and industrial interests in Colombia. We also compete with low-price producers, such as Ajecolombia S.A., the producers of Big Cola, which principally offer multiple serving size presentations in the sparkling and still beverage industry.
In Brazil, we compete against AmBev, a company that distributes Pepsi brands, local brands with flavors such as guarana, and proprietary beer brands. We also compete against “B brands” or “Tubainas,” which are small, local producers of low-cost sparkling beverages that represent a significant portion of the sparkling beverage market.
In Argentina, our main competitor is Buenos Aires Embotellador S.A. (BAESA), a Pepsi bottler, which is owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In the water category, Levité, Villavicencio and Villa del Sur are water brands owned by Danone, which is our main competition. In addition, we compete with a number of competitors offering “B brands”, low-priced sparkling beverages, as well as many other generic products and private label proprietary supermarket brands that are gaining importance in the market. Manaos, a brand owned by Refres Now S.A. is our main competitor in this segment.
In Uruguay, our main competitor is Salus, a water brand owned by Danone. We also compete against Fábricas Nacionales de Cerveza S.A. (FNC), a Pepsi bottler and distributor that is partially owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In addition, we compete with low-priced regional producers, as well as many other “B brands” and imported products.
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
In the past, The Coca-Cola Company has increased concentrate prices for Coca-Cola trademark beverages in some of the countries where we operate. For example, The Coca-Cola Company (i) gradually increased concentrate prices for certain Coca-Cola trademark beverages in Costa Rica and Panama beginning in 2014 and through 2018; (ii) gradually increased concentrate prices for flavored water in Mexico beginning in 2015 and through 2018; and (iii) began to gradually increase concentrate prices for certain Coca-Cola trademark beverages in Mexico beginning in 2017 and through 2019, followed by a subsequent increase in 2020. The Coca-Cola Company may continue to unilaterally increase concentrate prices in the future, and we may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the prices of our products or our results. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”
In addition to concentrate, we purchase sweeteners, carbon dioxide, PET resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Our bottler agreements provide that these materials may be purchased only from suppliers approved by The Coca-Cola Company. Prices for certain raw materials, including those used in the bottling of our products, mainly PET resin, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in or determined with reference to the U.S. dollar, and therefore local prices in a particular country may increase based on changes in the applicable exchange rates. Our most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global PET resin supply. On average, the price that we paid for PET resin in U.S. dollars in 2020 decreased 17.0% as compared to 2019 in all our territories. In addition, given that high currency volatility has affected and continues to affect most of our territories, the average price for PET resin in local currencies was lower in 2020 in Mexico, Colombia and Central America and higher in Argentina and Brazil. In 2020, we purchased certain raw materials in advance, implemented a price fixing strategy and entered into certain derivative transactions, which helped us capture opportunities with respect to raw material costs and currency exchange rates.

Under our agreements with The Coca-Cola Company, we may use raw or refined sugar, artificial sweeteners and HFCS in our products. Sugar prices in all of the countries where we operate, other than Brazil, are subject to local regulations and other barriers to market entry that, in certain countries, often cause us to pay for sugar in excess of international market prices. In recent years, international sugar prices experienced significant volatility. Across our territories, our average price for sugar in U.S. dollars, taking into account our financial hedging activities, decreased by approximately 9.2% in 2020 as compared to 2019.
We categorize water as a raw material in our business. We obtain water for the production of some of our natural spring water products, such as Manantial in Colombia and Crystal in Brazil, from spring water pursuant to concessions granted.
None of the materials or supplies that we use is presently in short supply, although the supply of specific materials could be adversely affected by strikes, weather conditions, governmental controls, national emergency situations, pandemics, water shortages or the failure to maintain our existing water concessions.
Mexico and Central America. In Mexico, we mainly purchase PET resin from Indorama Ventures Polymers México, S. de R.L. de C.V. and DAK Resinas Americas Mexico, S.A. de C.V., which Alpla México, S.A. de C.V., known as Alpla, and Envases Universales de México, S.A.P.I. de C.V. manufacture into non-returnable plastic bottles for us. Also, we have introduced into our business Asian global suppliers, such as Far Eastern New Century Corp., known as FENC, SFX – Jiangyin Xingyu New Material Co. Ltd. and Hainan Yisheng Petrochemical Co. Ltd., which support our PET resin strategy and are known as the top PET global suppliers.
We purchase all of our cans from Crown Envases México, S.A. de C.V., formerly known as Fábricas de Monterrey, S.A. de C.V., and Envases Universales de México, S.A.P.I. de C.V. We mainly purchase our glass bottles from Owens America, S. de R.L. de C.V., FEVISA Industrial, S.A. de C.V., known as FEVISA, and Glass & Silice, S.A. de C.V.
We purchase sugar from, among other suppliers, PIASA, Beta San Miguel, S.A. de C.V. or Beta San Miguel and Ingenio La Gloria, S.A., all of them sugar cane producers. As of the date of this annual report, we held a 36.4% and 2.7% equity interest in PIASA and Beta San Miguel, respectively. We purchase HFCS from Ingredion México, S.A. de C.V. and Almidones Mexicanos, S.A. de C.V., known as Almex.
Sugar prices in Mexico are subject to local regulations and other barriers to market entry that often cause us to pay higher prices than those paid in the international market. As a result, prices in Mexico have no correlation to international market prices. In 2020, sugar prices in local currency in Mexico increased approximately 11.2% as compared to 2019.
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
South America. In Colombia, we use sugar as a sweetener in all of our caloric beverages, which we buy from several domestic sources. Sugar prices in Colombia decreased by 11.9% in U.S. dollars and decreased 0.7% in local currency, as compared to 2019. We purchase non-returnable plastic bottles from Amcor Rigid Plastics de Colombia, S.A. and Envases de Tocancipa S.A.S. (affiliate of Envases Universales de México, S.A.P.I. de C.V.). We have historically purchased all of our non-returnable glass bottles from O-I Peldar and other global suppliers in the Middle East. We purchase all of our cans from Crown Envases México, S.A. de C.V. and Crown Colombiana, S.A. Grupo Ardila Lulle (owners of our competitor Postobón) owns a minority equity interest in certain of our suppliers, including O-I Peldar and Crown Colombiana, S.A.
In Brazil, we also use sugar as a sweetener in all of our caloric beverages. Sugar is available at local market prices, which historically have been similar to international prices. Sugar prices in Brazil decreased approximately 6.2% in U.S. dollars and increased 20.8% in local currency as compared to 2019. Taking into account our financial hedging activities, our sugar prices in Brazil decreased approximately 10.0% in U.S. dollars. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” We purchase non-returnable glass bottles, plastic bottles and cans from several domestic and international suppliers. We mainly purchase PET resin from local suppliers such as Indorama Ventures Polímeros S.A.

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
In Uruguay, we also use sugar as a sweetener in all of our caloric beverages, which is available at Brazil’s local market prices. Sugar prices in Uruguay decreased approximately 1.7% in U.S. dollars and increased 16.7% in local currency as compared to 2019. Our main supplier of sugar is Nardini Agroindustrial Ltda., which is based in Brazil. We purchase PET resin from several Asian suppliers, such as SFX – Jiangyin Xingyu New Material Co. Ltd. and India Reliance Industry (a joint venture with DAK Resinas Americas Mexico, S.A. de C.V.), and we purchase non-returnable plastic bottles from global PET converters, such as Cristalpet S.A. (affiliate of Envases Universales de México, S.A.P.I. de C.V.).

Regulation
We are subject to different regulations in each of the territories where we operate. The adoption of new laws or regulations or changes in existing laws or regulations in the countries where we operate may increase our operating and compliance costs, increase our liabilities or impose restrictions on our operations which, in turn, may adversely affect our business, financial condition and financial results.
Price Controls
Voluntary price restraints or statutory price controls have been imposed historically in several of the countries where we operate. Currently, there are no price controls on our products in any of the territories where we operate, except for Argentina. Due to the COVID-19 pandemic, the Argentine government imposed statutory price restraints with respect to certain of our products and the list of products to which the voluntary price restraints applies was expanded. Any changes to applicable law affecting prices could have an adverse effect on our business. See “Item 3. Key Information—Risk Factors—Risks Related to Our Company—Regulatory developments may adversely affect our business financial condition and results of operations.”
Taxation of Beverages
All the countries where we operate, except for Panama, impose value-added tax on the sale of sparkling beverages, with a rate of 16.0% in Mexico, 12.0% in Guatemala, 15.0% in Nicaragua, an average percentage of 15.9% in Costa Rica, 19.0% in Colombia, 21.0% in Argentina, 22.0% in Uruguay, and in Brazil 16.0% in the states of Parana and Rio de Janeiro, 17.0% in the states of Goias and Santa Catarina, 18.0% in the states of São Paulo and Minas Gerais, and 20.0% in the states of Mato Grosso do Sul and Rio Grande do Sul. The states of Rio de Janeiro, Goias, Minas Gerais and Parana also charge an additional 2.0% on sales as a contribution to a poverty eradication fund. In Brazil the value-added tax is grossed-up and added, along with federal sales tax, at the taxable basis. In addition, we are responsible for charging and collecting the value-added tax from each of our retailers in Brazil, based on average retail prices for each state where we operate, defined primarily through a survey conducted by the government of each state, which in 2020 represented to us an average taxation of approximately 17.4% over net sales.
Several of the countries where we operate impose excise or other taxes, as follows:
•Mexico imposes an excise tax on the production, sale and import of beverages with added sugar and HFCS, which as of January 1, 2021 was equal to Ps.1.3036 per liter. This excise tax is applied only to the first sale, and we are responsible for charging and collecting it. This excise tax rate will be in effect until December 31, 2021, and will thereafter be subject to an annual increase based on the previous year’s inflation rate. From January 1, 2020 to December 31, 2020 the excise tax was Ps.1.2616 per liter.
•Guatemala imposes an excise tax of 0.18 cents in local currency (Ps.0.46 as of December 31, 2020) per liter of sparkling beverage.
•Costa Rica imposes a specific tax on non-alcoholic carbonated bottled beverages based on the combination of packaging and flavor, currently assessed at 19.494 colones (Ps.0.63 as of December 31, 2020) per 250 ml, and an excise tax (which is a contribution to the National Institute of Rural Development (Instituto Nacional de Desarrollo Rural)) currently assessed at 6.796 colones (approximately Ps.0.22 as of December 31, 2020) per 250 ml.
•Since January 1, 2020, Nicaragua imposes a 15.0% tax on beverages, except for water (from January 1, 2020 to December 31, 2020 the excise tax was 13.0%, from March 1, 2019 to December 31, 2019 the excise tax was 11.0% and prior to March 1, 2019 the excise tax was 9.0%), and municipalities impose a 1.0% tax on our Nicaraguan gross income.
•Until November 17, 2019, Panama imposed an excise tax of 5.0% on carbonated beverages and imported non-carbonated beverages and a 10.0% selective consumption tax on syrups, powders and concentrate used to produce sugary drinks. On November 18, 2019, Panama replaced such excise tax with an excise tax of 7.0% on carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 ml, and a 10.0% tax on syrups, powders and concentrate used to produce sugary drinks. Since January 1, 2020, Panama imposes an excise tax of 5.0% on non-carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 ml, whether imported or produced locally. Beverages derived from dairy products, grains or cereals, nectars, fruit juices and vegetables with natural fruit concentrates are exempt from this tax.
•Argentina imposes an excise tax of 8.7% on sparkling beverages containing less than 5.0% lemon juice or less than 10.0% fruit juice, and an excise tax of 4.2% on sparkling water and flavored sparkling beverages with 10.0% or more fruit juice content, although this excise tax is not applicable to some of our products.

•Brazil assesses an average production tax of approximately 4.1% and an average sales tax of approximately 11.8% over net sales. Except for sales to wholesalers, these production and sales taxes apply only to the first sale, and we are responsible for charging and collecting these taxes from each of our retailers. For sales to wholesalers, they are entitled to recover the sales tax and charge this tax again upon the resale of our products to retailers.
•Colombia’s municipalities impose a sales tax that varies between 0.35% and 1.2% of net sales.
•Uruguay imposes an excise tax of 19.0% on sparkling beverages, an excise tax of 12.0% on fruit juice-based beverages with at least 10.0% natural fruit juice content (or at least 5.0% natural fruit juice content in the case of lemon), and an excise tax of 8.0% on sparkling water and still water.
Tax Reforms
The Brazilian federal production tax rates and federal sales tax rates increased in 2018 and remained flat in 2019 and 2020. In early 2017, the Supreme Court decided that the value-added tax would not be used as the basis for calculating the federal sales tax, resulting in a reduction of the federal sales tax. The Brazilian tax authorities have appealed the Supreme Court’s decision and such appeal is in process. However, our Brazilian subsidiaries commenced legal proceedings to ascertain their ability to calculate federal sales tax without using the value-added tax as a basis, in accordance with the Supreme Court’s ruling, and obtained a final favorable resolution in 2019. In 2020, the federal production and sales taxes together resulted in an average of 15.9% tax over net sales.
In recent years, the excise tax rate on concentrate in Brazil has undergone recurrent temporary fluctuations. The excise tax rate was reduced from 20.0% to 4.0% from September 1, 2018 to December 31, 2018, was increased from 4.0% to 12.0% from January 1, 2019 to June 30, 2019, was reduced to 8.0% from July 1, 2019 to September 30, 2019 and was increased to 10.0% from October 1, 2019 to December 31, 2019. The excise tax rate was reduced to 4.0% from January 1, 2020 to May 31, 2020, was increased to 8.0% from June 1, 2020 to November 30, 2020, was reduced again to 4.0% from December 1, 2020 to January 31, 2021, and was increased to 8.0% from February 1, 2021 onwards. The tax credit that we may recognize in our Brazilian operations in connection with purchases of concentrate in the Manaus Free Trade Zone will be affected accordingly.
On January 1, 2018, a tax reform became effective in Argentina. This reform reduced the income tax rate from 35.0% to 30.0% for 2018 and 2019, and then to 25.0% for the following years. In addition, such reform imposed a new tax on dividends paid to non-resident stockholders and resident individuals at a rate of 7.0% for 2018 and 2019, and then to 13.0% for the following years. The tax reform decreased the sales tax rate in the province of Buenos Aires from 1.75% to 1.5% in 2018. However, the reform increased the sales tax rate in the City of Buenos Aires from 1.0% to 2.0% in 2018, and scheduled a reduction to 1.5% in 2019, to 1.0% in 2020, to 0.5% in 2021 and to 0.0% in 2022. Nonetheless, the Argentine government issued an executive decree with an order to maintain the sales tax rate in the City of Buenos Aires at a rate of 1.5% through 2020, without ruling on whether the scheduled reductions for 2021 and 2022 will occur. On December 11, 2020, the Argentine government issued a new executive decree with an order to suspend the reduction of sales tax rates until December 31, 2021. Therefore, the sales tax rate for both the province of Buenos Aires and the City of Buenos Aires will be maintained at 1.5%.

On January 1, 2019, the Mexican government eliminated the right to offset any tax credit against any payable tax (universal offset or compensación universal). Effective as of such date, tax credits were only offset against taxes of the same nature, and it is not possible to offset tax credits against taxes withheld to third parties.
On January 1, 2020, a tax reform became effective in Mexico. The most relevant changes are: (i) a limitation on taxpayers’ annual net interest expense deduction equal to 30.0% of the taxpayer’s adjusted taxable income (comparable to EBITDA), provided that (x) any interest expenses of a company below Ps.20 million (approximately US$1 million) are not subject to the rule and can therefore be deducted in their entirety and (y) any deductible interest that is not allowed to be deducted in a given year because of the 30.0% limit, may be carried forward for the subsequent 10 years; (ii) stringent rules to categorize certain foreign income and foreign subsidiaries that are subject to low levels of taxation as subject to Mexican income tax; (iii) an inflation-related increase in the excise tax applicable to the production, sale and import of beverages with added sugar and HFCS from Ps.1.17 to Ps.1.2616 per liter, which excise tax will be subject to an annual increase based on the previous year’s inflation rate starting on January 1, 2021; (iv) an expansion of the definition of “energy drink” to apply an excise tax of 25.0% on beverages that include a mix of caffeine and any other stimulants; and (v) a modification of the Mexican Federal Tax Code to (a) increase the number of events that may trigger the joint and several liability of partners, shareholders, directors, managers or any other person responsible for the management of a business, (b) add a new disclosure obligation of certain reportable transactions to tax authorities, and (c) increase the tax authorities’ discretion to limit tax benefits or attributes in situations where authorities believe the tax benefit, rather than a business reason or an alternative economic benefit, is the primary factor behind a transaction or legal structure.
On January 1, 2019, a new tax reform became effective in Colombia. This reform reduced the previous income tax rate of 33.0% for 2019 to 32.0% for 2020, to 31.0% for 2021 and to 30.0% for 2022. The minimum assumed income tax (renta presuntiva sobre el patrimonio) was also reduced from 3.5% for 2018 to 1.5% for 2019 and 2020, and to 0.0% for 2021. In addition, the thin capitalization ratio was adjusted from 3:1 to 2:1, and was modified to apply only to transactions between related parties. Commencing on January 1, 2019, value-added tax, which was applied only to the first sale in the supply chain prior to December 31, 2018, began to be applied and transferred throughout the entire supply chain, which in our case results in charging value-added tax on the sales price of our finished goods (applicable to our Colombian subsidiary located in the free trade zone). For companies located in free trade zones, the value-added tax is charged on the cost of imported raw materials of national and foreign origin, which we are able to credit against the value-added tax on the sales price of our products. The municipality sales tax was 50.0% deductible against income tax payable in 2019 and will be 100.0% deductible in 2020. Finally, the value-added tax paid on acquired fixed assets will be credited against income tax or the minimum assumed income tax. Additionally, this tax reform increased the tax rate on dividends paid to foreign individuals and non-resident entities from 5.0% to 7.5%. The tax reform also imposed a tax rate of 7.5% on dividends paid to Colombian companies. This tax is charged only on the first distribution of dividends from one Colombian corporate entity to another, and a credit resulting from the tax withholding is carried forward until a Colombian company makes a distribution to a shareholder that is an individual residing in Colombia or a non-resident individual or entity.
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
On March 1, 2019, a tax reform became effective in Nicaragua, increasing the excise tax for all beverages (except for water) from 9.0% to 11.0%; to 13.0% on January 1, 2020; and to 15.0% starting on January 1, 2021. In addition, starting on March 1, 2019, the minimum alternative income tax increased from 1.0% to 3.0%.
On December 29, 2020, the Uruguayan government issued an executive decree to modify the way the excise tax credit of beverages sold in returnable bottles is calculated, which excise tax credit is currently 1.15 Uruguayan pesos (Ps.0.54 as of December 31, 2020) per liter. Starting on January 1, 2021 and until June 30, 2021, the excise tax credit shall be calculated based on the ratio of purchases made by any entity in Uruguay of returnable bottles produced in Uruguay in the last three years to the total purchases of returnable bottles made by such entity in and outside Uruguay in the last three years. We expect that the Uruguayan government will issue another executive decree with the rules that will apply beginning on June 30, 2021.

Water Supply
Given that water is an essential resource to carry out all human activity, and given its key role in our business as a beverage bottler, comprehensive and efficient water management is of utmost importance. As a result, we set a target to improve our overall water use ratio to 1.50 liters of water per liter of beverage produced by the end of 2020. We exceeded this target by using 1.49 liters of water per liter of beverage produced in 2020. In addition, our goal is to further reduce our water consumption and to return to the environment and our communities the same amount of water used to produce our beverages. With respect to wastewater treatment, all our bottling plants have their own wastewater treatment plants or have contracted related services to ensure the quality of the waste water discharge.

In Mexico, we obtain water directly from wells pursuant to concessions obtained from the Mexican government for each bottling plant. Water use in Mexico is regulated primarily by the 1992 Water Law (Ley de Aguas Nacionales de 1992), as amended, and regulations issued thereunder, which created the National Water Commission (Comisión Nacional del Agua). The National Water Commission is in charge of overseeing the national system of water use. Under the 1992 Water Law, concessions for the use of a specific volume of ground or surface water generally run from five to fifty-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request concession terms be extended before the expiration of the same. The Mexican government may reduce the volume of ground or surface water granted for use by a concession by whatever volume of water that is not used by the concessionaire for two consecutive years, unless the concessionaire proves that the volume of water not used is because the concessionaire is saving water by an efficient use of it. Our concessions may be terminated if, among other things, we use more water than permitted or we fail to pay required concession-related fees and do not cure such situations in a timely manner. As part of our water management processes we periodically run assessments to monitor the use and condition of our water sources.
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
According to the Brazilian Constitution and the National Water Resources Policy, water is considered an asset of common use and can only be exploited for the national interest by Brazilians or companies formed under Brazilian law. Concessionaires and users can be held responsible for any damage to the environment. The exploitation and use of mineral water are regulated by the Code of Mining, Decree Law No. 227/67 (Código de Mineração), the Mineral Water Code, Decree Law No. 7841/1945 (Código de Águas Minerais), the National Water Resources Policy, Decree No. 24.643/1934 and Law No. 9433/97 and by regulations issued thereunder. The companies that exploit water are supervised by the National Mining Agency (Agência Nacional de Mineração —ANM) and the National Water Agency (Agência Nacional de Águas) in connection with federal health agencies, as well as state and municipal authorities. We use spring water in our bottling plants where we have obtained all the necessary permits.
In Colombia, in addition to natural spring water for Manantial, we obtain water directly from wells and from utility companies. We are required to have a specific concession to exploit water from natural sources. Our concession to exploit water from natural sources in Colombia was granted by Resolution No. 3485 in May 2014, and expires in December 2024. Water use in Colombia is regulated by Decree No. 1076 of 2015.
In May 2019, the Colombian government enacted Law 1955 of 2019 (National Development Plan 2018-2022), which applies to certain of the plants in our Colombian operations and allows the discharge of industrial waste water into the drainage system without the need to obtain a specific permit until the end of 2022. We expect that this Law will be extended for another five years at the end of 2022 through the next National Development Plan, however we cannot assure you that this Law will be extended or that any future laws and regulations adopted by the Colombian government in this regard will not have a material adverse effect on our business.

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

Environmental Regulations
In all of our territories, our operations are subject to federal and state laws and regulations relating to the protection of the environment. In Mexico, the principal legislation is the General Law for Ecological Equilibrium and Environmental Protection (Ley General de Equilibrio Ecológico y Protección al Ambiente, or the Mexican Environmental Law), and the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos) which are enforced by the Ministry of the Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales, or SEMARNAT). SEMARNAT can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Under the Mexican Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances. In particular, Mexican environmental laws and regulations require that we file periodic reports with respect to hazardous wastes and set forth standards for waste water discharge that apply to our operations. We have implemented several programs designed to facilitate compliance with air, waste, noise and energy standards established by current Mexican federal and state environmental laws, including a program that installs catalytic converters and liquid petroleum gas in delivery trucks for our operations in Mexico City. See “—The Company—Product Sales and Distribution.”
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
In June 2019, the government of the state of Oaxaca, Mexico amended the Law for the Prevention and Management of Solid Waste (Ley para la Prevención y Gestión Integral de los Residuos Sólidos) to prohibit the use, sale and distribution of single-use PET bottles for water and all other beverages in the state of Oaxaca. We have filed a legal recourse against the amended law, which is pending resolution. If our legal recourse is unsuccessful, this amended law could have an adverse impact on our business and results of operations in Mexico.
Our Central American operations are subject to several federal and state laws and regulations related to the protection of the environment and the disposal of hazardous and toxic materials, as well as water usage. In December 2019, the Costa Rican government enacted Law No. 9,786, which requires that companies that sell, distribute or produce plastic bottles made of single use plastics comply with at least one of the following obligations: (a) produce plastic bottles that contain a percentage of recycled resin (such percentage to be defined in a separate regulation not yet enacted), (b) implement a recycling or collection program of the plastic bottles sold by such company (such programs to be defined in a separate regulation not yet enacted), (c) participate in waste management programs appropriate to the relevant industry or product, (d) use or produce packaging or products that minimize the generation of solid waste, or (e) establish strategic partnerships with at least one municipality to improve its collection and waste management programs. Although this law is already enacted, we are not required to comply with it until its regulations are enacted. In December 2020, the Panamanian government enacted Law No. 187 aiming towards progressively reducing and replacing single-use plastics with recycled or biodegradable materials. A separate regulation related to Law No. 187 is expected to be passed this year, and we cannot assure you that such regulation will not have an adverse impact on our business and results of operations in Panama.
Our Colombian operations are subject to several Colombian federal and state laws and regulations related to the protection of the environment and the use of treated water and hazardous materials. These laws include the control of air emissions, noise emissions, use of treated water and strict limitations on the use of chlorofluorocarbons. In 2018, the Colombian government enacted Law 1407, which regulates the use and management of packaging waste in the form of paper, cardboard, plastic, glass and metal. The law imposes certain goals on producers for the use and recycling of such packaging waste (e.g. in 2021 the goal set forth by the law is the use and recycling of 10.0% of packaging waste) and imposes the obligation to report to the corresponding authorities their progress on such activities and their strategies to achieve the imposed targets. In December 2020, our Colombian subsidiary filed its plan of environmental management of packaging waste.
Our Brazilian operations are subject to several federal, state and municipal laws and regulations related to the protection of the environment. Among the most relevant laws and regulations are those dealing with the emission of greenhouse gases, the disposal of wastewater and solid waste, and soil contamination, which impose penalties, such as fines, facility closures and criminal charges depending upon the level of non-compliance. Among other regulations, a municipal regulation of the City of São Paulo, implemented pursuant to Law 13.316/2002, requires us to collect 90.0% of PET resin bottles sold. We are currently unable to collect the entire required volume of PET resin bottles we sell in the City of São Paulo and could be fined and be subject to other sanctions, such as the suspension of operations in any of our bottling plants and/or distribution centers located in the City of São Paulo.In October 2010, the municipal authority of São Paulo levied a fine on our Brazilian operating subsidiary of 250,000 Brazilian reais (Ps.0.9 million as of December 31, 2020). We have filed a legal recourse against the imposition of this fine, which is pending resolution.

In August 2010, Law No. 12.305/2010 was enacted, establishing the Brazilian National Solid Waste Policy to regulate the recycling and correct management of solid waste, which policy is regulated by Federal Decree No. 7.404/2010. The Brazilian National

Solid Waste Policy is based on the principle of shared responsibility between the government, companies and consumers; it provides for the post-consumption return of products and requires public authorities to implement waste management programs. In order to comply with the Brazilian National Solid Waste Policy, in December 2012, an agreement proposal was created by almost 30 associations involved in the packaging sector, including ABIR in its capacity as representative for The Coca-Cola Company, our Brazilian subsidiary and other bottlers, and was provided to the Ministry of the Environment. The agreement proposed the creation of a “coalition” to implement systems for packaging waste reverse logistics. The proposal described strategies for sustainable development and the improvement of the management of solid waste to increase recycling rates and decrease incorrect disposal. Although the Ministry of Environment approved and signed this agreement in November 2015, in August 2016, public prosecutor’s offices of the state of São Paulo and the state of Mato Grosso do Sul filed several class actions against the parties that signed the agreement, challenging the validity of certain terms of the agreement and the effectiveness of the mandatory measures to be taken by the companies of the packaging sector to comply with the Brazilian National Solid Waste Policy, and requiring the payment of certain dues in exchange for the state’s provision of selective waste management services. At the end of 2020, an agreement was signed between the public prosecutor’s office of the state of Mato Grosso do Sul and the associations involved in the packaging sector, including ABIR as representative of our Brazilian subsidiaries, aiming to resolve and conclude the class actions. In exchange, the companies located in Mato Grosso do Sul pledged to demonstrate their compliance with the Mato Grosso do Sul state’s Decree No. 15.340/2019 that establishes the guidelines and targets to implement systems for packaging waste reverse logistics in Mato Grosso do Sul.
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
In Uruguay, we are subject to laws and regulations relating to the protection of the environment, including regulations concerning waste management and waste water discharge and disposal of hazardous and toxic materials, among others. We own a water treatment plant for the discharge of residual water. We have established a program for recycling solid wastes and are currently certified for ISO 14001:2015 for our bottling plant in Montevideo.
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
In August 2018, the Uruguayan government enacted Decree No. 272/018, which imposes an obligation to label certain food and beverage products that contain sodium, sugar, fats or saturated fats with health warnings. In September 2020, the Uruguayan government enacted a subsequent decree, Decree No. 246/020, changing the parameters to measure if any product is required to have health warnings, and the date to start complying was extended until February 1, 2021. We are currently in compliance with this decree.
In August 2018, the Brazilian government enacted Law No. 13,709/2018 (Personal Data Protection Law), which imposes control measures and other rights and obligations with respect to the processing of personal data by natural persons and legal entities, including by digital means. This law aims to create higher levels of certainty and transparency for data owners, containing obligations to display evidence of compliance and strict penalties for perpetrators who cause damage as a result of their violation of the law. Although this law is already enacted and in full force since September 2020, penalties and fines will be imposed starting in August 2021.We are currently implementing procedures to be able to meet the law’s requirements.
In March 2020, the Mexican government amended the existing Official Mexican Standard (NOM-051), which regulates the labeling of prepackaged food and non-alcoholic beverages (“Products”), to introduce a new labeling system for Products sold in Mexico. The amended regulation sets forth that Products’ nutrition facts labels must include protein, sugar, added sugar, sodium, saturated fat and other fat contents per 100 grams or 100 milliliters. Nutrition facts labels must also include complementary nutritional information by means of octagonal seals, which shall apply to Products that exceed the NOM-051 parameters regarding recommended sugar, calorie, sodium, saturated fat and other fat contents, as well as warnings for any Products that contain caffeine or non-caloric sweeteners. In accordance with the amended NOM-051, our entire portfolio (except for water) was required to comply with the new labeling guidelines by October 1, 2020. We have filed a legal recourse against this regulation, which is pending resolution. If our legal recourse is unsuccessful, this regulation could have an increase in operating costs and expenses and an adverse impact on our business and results of operations in Mexico.
In August 2020, the government of the state of Oaxaca, Mexico amended the Law on the Rights of Girls, Boys and Adolescents of the state of Oaxaca (Ley de los Derechos de Niñas, Niños y Adolescentes del Estado de Oaxaca) to prohibit the distribution, donation, gift, sale and supply of beverages with added sugar and of high-calorie packaged food to minors (including through public and private schools from elementary school through high school), except to the parents or legal guardians of the minors. We have filed a legal recourse against this amended law, which is pending resolution. If our legal recourse is unsuccessful, this amended law could have an adverse impact on our business and results of operations in Mexico.
In August 2020, the government of the state of Tabasco, Mexico amended the Health Law of the state of Tabasco (Ley de Salud del Estado de Tabasco), Law of Education of the state of Tabasco (Ley de Educación del Estado de Tabasco) and Municipal Finance Law of the state of Tabasco (Ley de Hacienda Municipal del Estado de Tabasco) to prohibit: (i) the sale or supply to minors (except to parents or legal guardians of minors) certain products, including prepackaged and carbonated beverages with added sugar; and (ii) the sale of (or installing vending machines to sell) prepackaged and carbonated beverages with added sugar, among other products, in public or private schools (elementary schools through high schools), public and private hospitals and health centers. In addition, the amended Municipal Finance Law imposes an increase of 25.0% to fees payable to advertise these products and prohibits the placement of advertisements at a certain distance from private and public schools, hospitals and health centers. We have filed a legal recourse against this amended law, which is pending resolution. If our legal recourse is unsuccessful, this amended law could have an adverse impact on our business and results of operations in Mexico.
Effective as of July 2020, the Mexican Energy Regulatory Commission (Comisión Reguladora de Energía) (“CRE”) approved an increase to transmission fees payable by entities that generate energy from renewable sources or efficient cogeneration sources. While this increase applies directly to the energy producers of such projects, end-users, such as ourselves, may face increases in our fees for energy consumption from such energy producers. A number of legal recourses against such increase have been filed by the energy producers with whom we have entered into power purchase agreements. As a result, the competent courts suspended the effects of such increased transmission fees until the legal proceedings are definitively resolved. We cannot assure you that these legal measures will have the desired effect or that this increase will not have an adverse impact on our results of operations.
In October 2020, the CRE approved resolution RES/1094/2020, which establishes the rules for the amendment or assignment of generation and power supply permits. This resolution limits the incorporation of new consumption centers to self-supply schemes, which was previously done in order to receive electric power at competitive prices. We have filed a legal recourse against this resolution, which is pending resolution. If our legal recourse is unsuccessful, this resolution could have an adverse impact on our business and results of operations in Mexico.
In March 2021, the Mexican government approved changes to the Mexican Electricity Law to, among other things, modify the order in which the energy of the National Electric System (Sistema Eléctrico Nacional) is dispatched; condition the granting of permits to conform with the planning criteria of the National Electric System; and allow the authorities to revoke energy self-supply permits, such as those granted to certain companies that supply us with electricity. Such changes were challenged by different market participants and its effectiveness has been suspended by the courts until the legal proceedings are definitively resolved. We are currently evaluating the impact that these changes could have on our business and the actions that we may take with respect to such changes.
In recent years, several governments in the countries in which we operate have enacted regulations addressing corporate policies for the prevention of money laundering and finance of terrorism, as well as cross-border anti-bribery programs. In compliance with such regulations, we have implemented internal policies including know-your-counterparty procedures, anti-money laundering and finance of terrorism clauses in agreements and reporting of suspicious operations, and established anti-bribery programs to comply with the basic requirements set forth in these regulations, such as performing due diligence in merger and acquisition transactions and including clauses regarding delivery of gifts, remuneration to contractors, political contributions, donations, whistleblowing channels and anti–corruption in agreements.
Sustainability Initiatives

We have an Environmental Management System (EMS) that includes environmental policies and procedures that intend to identify, address and minimize environmental risks, as well as to implement appropriate strategies for the use of clean and renewable energy, efficient use of water and waste management throughout the value chain of all of our operations. We have programs that seek to reduce energy use and diversify our portfolio of clean and renewable energy sources in order to reduce greenhouse gas emissions and contribute to the fight against climate change. In addition, we establish short-, medium-, and long-term goals and indicators for the use, management and confinement of energy, air emissions, water discharges, solid waste and disposal of hazardous materials. All of our bottling facilities are ISO14001 certified.
In our Mexican operations, we established a partnership with The Coca-Cola Company and Alpla, our supplier of plastic bottles in Mexico, to create Industria Mexicana de Reciclaje (IMER), a PET recycling facility located in Toluca, Mexico. In 2020, this facility recycled 13,000 tons of PET resin. We have also continued contributing funds to ECOCE, A.C., a nationwide collector of containers and packaging materials. In 2020, ECOCE collected 53.0% of the total PET resin waste in Mexico.
All of our bottling plants located in Mexico have received a Certificate of Clean Industry (Certificado de Industria Limpia).
Our Costa Rican operations have participated in a joint effort along with the local division of The Coca-Cola Company, Misión Planeta, for the collection and recycling of non-returnable plastic bottles. In Guatemala, through the FEMSA Foundation, we participate in FUNCAGUA (Fundación para la conservación del agua de la región metropolitana de Guatemala), through which we have participation in several projects related to the sustainable use of water. In Guatemala, we also participate in environmental protection efforts, in partnership with the World Wildlife Fund, with respect to the forest of the region of Zacapa and the watershed that supplies our ABASA plant. Our bottling plants in Central America are certified for ISO 14001. In addition, our bottling plants in Guatemala are certified for ISO 9001:2015 and ISO 45001:2018.
In Brazil, our bottling plant located in Jundiai has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by applicable law. The Itabirito bottling plant has a Leadership in Energy and Environmental Design (LEED) certification, which is a globally recognized certification of sustainability in business design. In addition, the bottling plants of Jundiai, Mogi das Cruzes, Campo Grande, Marilia, Maringa, Curitiba, Antonio Carlos, Porto Alegre, Itabirito and Bauru have been certified for ISO 9001; ISO 14001; ISO 45001 and FSSC 22000.

In Colombia, we are engaged in nationwide reforestation programs and campaigns for the collection and recycling of glass and plastic bottles, among other programs with positive environmental impacts. We have also obtained and maintained the ISO 9001, ISO 14001, OHSAS 18001, FSSC 22000 and PAS 220 certifications for our bottling plants located in Medellin, Cali, Bogota, Barranquilla, Bucaramanga and La Calera, as recognition for the highest quality and food harmlessness in our production processes, which is evidence of our strict level of compliance with relevant Colombian regulations. Our bottling plant located in Tocancipa obtained the Leadership in Energy and Environmental Design (LEED 2009) certification in April 2017, as well as the ISO 9001, ISO 14001, OHSAS 18001, FSSC 22000 and PAS 220 certifications.

In June 2020, we received the approval from the Science Based Targets Initiative, or the SBTi, for our greenhouse gas, or GHG, emissions reduction targets. SBTi is an international collaboration between the Carbon Disclosure Project, the United Nations Global Compact, the World Resources Institute and the World Wide Fund for Nature. In 2019, we worked in collaboration with our value chain to develop a robust GHG emissions inventory and have defined the following goals, intended to be met by 2030:

•reduce absolute GHG emissions from our operations by 50% compared to the 2015 baseline;
•reduce absolute GHG emissions from our value chain, covering purchased goods and services and upstream transportation and distribution by 20% compared to the 2015 baseline; and
•achieve 100% renewable electricity in our operations.

The targets we established for our operations are consistent with reductions required to meet the goals of the Paris Agreement and limit global warming to well-below 2ºC. Our target for emissions from our value chain meets the SBTi’s criteria for ambitious value chain goals, meaning it is in line with current best practice.

During 2020, 80.0% of our total electric energy requirements for our manufacturing facilities were obtained from clean energy sources. Additionally, as part of our waste management strategies, in 2020, an average of 29.0% of our PET resin packaging was comprised of recycled materials. Furthermore, as part of our waste management strategy, we recycled 98.0% of the total post-industrial waste generated in our bottling facilities.
In September 2020, we issued US$705 million aggregate principal amount of 1.850% senior notes due 2032, or “green bonds”, the proceeds of which are being used to finance and refinance our eligible green projects, including investments and expenditures related to mitigation of climate change risks, efficient use of water resources and hydrological safety, and waste management and recycling of PET plastic bottles.

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
Concentrate prices for Coca-Cola trademark beverages are determined as a percentage of the weighted average retail price in local currency, net of applicable taxes. Although the price multipliers used to calculate the cost of concentrate and the currency of payment, among other terms, are set by The Coca-Cola Company at its sole discretion, we set the price of products sold to customers at our discretion, subject to the applicability of price restraints imposed by authorities in certain territories. We have the exclusive right to distribute Coca-Cola trademark beverages for sale in our territories in authorized containers as approved under the bottler agreements and currently used by our company. These containers include various configurations of cans and returnable and non-returnable bottles made of glass, aluminum and plastic as well as fountain containers.
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
The Coca-Cola Company has the ability, at its sole discretion, to reformulate any of the Coca-Cola trademark beverages and to discontinue any of the Coca-Cola trademark beverages, subject to certain limitations, so long as all Coca-Cola trademark beverages are not discontinued. The Coca-Cola Company may also introduce new beverages in our territories in which case we have a right of first refusal with respect to the manufacturing, packaging, distribution and sale of such new beverages subject to the same obligations as then exist with respect to the Coca-Cola trademark beverages under the bottler agreements. The bottler agreements prohibit us from producing, bottling or handling beverages other than Coca-Cola trademark beverages, or other products or packages that would imitate, infringe upon, or cause confusion with the products, trade dress, containers or trademarks of The Coca-Cola Company, except with the consent of The Coca-Cola Company. The bottler agreements also prohibit us from acquiring or holding an interest in a party that engages in such restricted activities. The bottler agreements impose restrictions concerning the use of certain trademarks, authorized containers, packaging and labeling of The Coca-Cola Company so as to conform to policies approved by The Coca-Cola Company. In particular, we are obligated to:
•maintain plant and equipment, staff and distribution facilities capable of manufacturing, packaging and distributing the Coca-Cola trademark beverages in authorized containers in accordance with our bottler agreements and in sufficient quantities to satisfy fully the demand in our territories;
•undertake adequate quality control measures established by The Coca-Cola Company;
•develop, stimulate and satisfy fully the demand for Coca-Cola trademark beverages using all approved means, which includes the investment in advertising and marketing plans;
•maintain a sound financial capacity as may be reasonably necessary to assure performance by us and our subsidiaries of our obligations to The Coca-Cola Company; and
•submit annually to The Coca-Cola Company our marketing, management, promotional and advertising plans for the ensuing year.

The Coca-Cola Company contributed a significant portion of our total marketing expenses in our territories during 2020 and has reiterated its intention to continue providing such support as part of our cooperation framework. Although we believe that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”
We have separate bottler agreements with The Coca-Cola Company for each of the territories where we operate, on substantially the same terms and conditions. These bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement.
As of the date of this report we had:
•four bottler agreements in Mexico: (i) the agreement for the Valley of Mexico territory, which is up for renewal in June 2023, (ii) the agreement for the southeast territory, which is up for renewal in June 2023, (iii) the agreement for the Bajio territory, which is up for renewal in May 2025, and (iv) the agreement for the Golfo territory, which is up for renewal in May 2025;
•one bottler agreement in Brazil, which is up for renewal in October 2027;
•three bottler agreements in Guatemala, one of which is up for renewal in March 2025 and two in April 2028;
•one bottler agreement in Argentina, which is up for renewal in September 2024;
•two bottler agreements in Colombia, which are up for renewal in June 2024;
•one bottler agreement in Costa Rica, which is up for renewal in September 2027;
•one bottler agreement in Nicaragua, which is up for renewal in May 2026;
•one bottler agreement in Panama, which is up for renewal in November 2024; and
•one bottler agreement in Uruguay, which is up for renewal in June 2028.
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

Description of Property, Plant and Equipment
As of December 31, 2020, we owned 49 bottling plants. By country, as of such date, we had 17 bottling plants and 5 secondary facilities for a total of 22 in Mexico, 7 in Central America, 7 in Colombia, 10 in Brazil, 2 in Argentina, and 1 in Uruguay. In 2018, we changed the criteria to account for bottling plants in Mexico to include small capacity bottling facilities mainly for bulk water.
As of December 31, 2020, we operated 290 distribution centers, approximately 48.6% of which were in our Mexican territories. As of such date, we owned 79.7% of these distribution centers and leased the remainder. See “—The Company—Product Sales and Distribution.”
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
The table below summarizes installed capacity, average annual utilization and utilization during peak month of our bottling plants by country:

Bottling Plants Summary As of December 31, 2020
Country	Installed Capacity (thousands of unit cases)	Average Annual Utilization (%)(1)(2)	Utilization in Peak Month (%)(1)

Mexico	2,858,533	56	60
Guatemala	155,000	78	82
Nicaragua	100,114	44	53
Costa Rica	92,747	40	43
Panama	72,241	34	44
Colombia	664,429	30	39
Brazil	1,567,409	56	71
Argentina	417,263	26	36
Uruguay	135,181	34	46

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

	Main Bottling Plant by Location As of December 31, 2020
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

Significant Subsidiaries
The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2020:

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
Effects of Changes in Economic Conditions. Our results are affected by changes in economic conditions in Mexico, Brazil and in the other countries where we operate. For the year ended December 31, 2020, approximately 78.4% of our total revenues were attributable to Mexico and Brazil. Some of these economies continue to be influenced by the U.S. economy, and therefore, deterioration in economic conditions in the U.S. economy may affect these economies. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our results and financial condition. Our business may also be significantly affected by the interest rates, inflation rates and exchange rates of the local currencies of the countries where we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. In addition, an increase in interest rates would increase the cost to us of variable rate funding, which would have an adverse effect on our financial position.
COVID-19 Pandemic. The COVID-19 pandemic has negatively affected global and regional economic conditions. In response, in 2020 we adopted preventive measures at our offices and facilities to ensure continued operations and to keep our teams and our customers healthy and safe. As part of those preventive measures, we have created a comprehensive management framework designed to guide our mitigation actions across five key areas: collaborators, clients, consumers, community and cash flow. These initiatives, which continue in effect as of the date of this report, include:
•Collaborators: Ensuring employees’ safety and wellbeing is of utmost importance. Measures include implementing reinforced health, sanitation and hygiene protocols across our facilities and providing our employees with additional protective equipment such as masks, gloves and sanitizing gels.
•Clients: We are helping our clients to remain open for business in a safe way. Among our initiatives, we have leveraged our digital capabilities such as multichannel order-taking via B2B platforms, contact centers, and messaging and voice over IP services. In addition, we have donated protective screens to our clients’ to be used at service counters.
•Consumers: Consumers are one of our top priorities. Accordingly, we have leveraged our portfolio across key markets and channels, and have reinforced our presence in digital and direct-to-home channels.

•Community: As part of our social response to the COVID-19 pandemic, we have donated beverages to health centers, transported medical supplies, contributed to the construction of alternative health centers, and acquired medical equipment, among other community relief initiatives.
•Cash Flow: Consistent with our financial discipline approach, we have implemented measures to further strengthen our balance sheet and protect our cash flow by prioritizing or rationalizing capital expenditures and expenses.

Government responses to the COVID-19 pandemic have caused, and may continue to cause, temporary closures and social distancing measures at points of sale, including restaurants, cinemas and other venues, such as stadiums, auditoriums and concert halls, causing fluctuations in the volumes and mix of the products we sell. As a result, we have adopted a number of initiatives to reduce costs and generate savings and efficiencies in the territories where we operate.
In 2020, despite the negative effects of the COVID-19 pandemic, we experienced a resilient traditional trade channel (sales made at small retail stores to consumers), which is our most important sales channel. In addition, our sales through digital sales channels, such as food aggregators, digital platforms and telemarketing, increased as the imposition of measures and regulations aimed at containing the COVID-19 pandemic have tilted consumer preferences towards these channels. As a result of the COVID-19 pandemic, we continue to reinforce our presence in digital sales channels in an effort to safeguard the health of our workforce and business partners and to address the growing demand from our business partners through such sales channels. This reinforcement is aligned with our overall digitization and omnichannel strategies.

The COVID-19 pandemic has also caused significant volatility in the financial markets, undermining investors’ confidence in the growth of countries and businesses. Currencies in many of the countries where we operate, including the Mexican peso, suffered a significant depreciation against the U.S. dollar as compared to December 31, 2019, which increased the cost of some of our raw materials and therefore negatively affected our financial results. In addition, the long-term economic effects of the COVID-19 pandemic may include lower or negative growth rates in the markets where we operate and reduced demand for our products or a shift to lower margin products. We cannot predict how long the COVID-19 pandemic will last, whether it will worsen or whether there will be further outbreaks in the future in any of the markets where we operate. The full extent to which the COVID-19 pandemic will negatively affect our results of operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the duration of the various shelter-in-place orders and reopening plans, the speed and effectiveness of vaccines and treatment developments and deployment in the countries where we operate, potential mutations of COVID-19, and actions taken, or that may be taken in the future, by governmental authorities and other third parties in response to the pandemic.

Treatment of Argentina as a Hyperinflationary Economy. Since July 1, 2018, Argentina’s economy satisfied the conditions to be treated as a hyperinflationary economy based on various economic factors, including that Argentina’s cumulative inflation over the three-year period prior to such date exceeded 100%, according to available indexes in the country. Effective as of January 1, 2018, we adjusted the financial information of our Argentine operations to recognize inflationary effects and functional currency was converted to Mexican pesos for the periods ended December 31, 2020 and 2019 using the exchange rates at the end of such periods. See Note 3.4 to our consolidated financial statements.
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
Recent Developments Relating to Our Indebtedness.
On April 5, 2021, we paid Ps.2,500 million aggregate principal amount of 10-year fixed rate certificados bursátiles bearing an annual interest rate of 8.27% issued on April 18, 2011.

Other Recent Developments
In February 2021, we entered into a new distribution agreement with Heineken Brazil that is intended to replace our previous distribution agreement with Heineken Brazil. The effectiveness of this distribution agreement is subject to various conditions, including the approval of the Brazilian antitrust authorities. Pursuant to this new distribution agreement, we will continue to sell and distribute Kaiser, Bavaria and Sol beer brands in Brazil and we will add the premium brand Eisenbahn and other premium international brands to our portfolio. We will also cease to sell and distribute Heineken and Amstel beer brands upon the effectiveness of the new distribution agreement. Moreover, we will have the right to produce and distribute alcoholic beverages and other beers in Brazil based on a certain proportion of Heineken’s portfolio in Brazil. The agreement has a five-year term and may be automatically renewed for an additional five-year term subject to certain conditions. Upon the effectiveness of our new distribution agreement with Heineken Brazil, we intend to withdraw from the arbitration and other legal proceedings against Heineken Brazil and waive any rights with respect to any awards or judgments resulting from such arbitration and legal proceedings. For further information in connection with the legal proceedings against Heineken Brazil, see “Item 8. Financial Information—Legal Proceedings.”

Critical Accounting Judgments and Estimates
In the application of our accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered relevant, such as significant macroeconomic changes including those originated by the COVID-19 pandemic. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods. For a description of all of our critical accounting judgments and estimates, see Note 2.3 to our consolidated financial statements, including relevant considerations to judgements and estimates originated by the COVID-19 pandemic.
New Accounting Pronouncements
For a description of the new IFRS and amendments to IFRS adopted during 2020, see Note 2.4 to our consolidated financial statements. In addition, for a description of the recently issued accounting standards, see Note 28 to our consolidated financial statements.

Results
The following table sets forth our consolidated income statements for the years ended December 31, 2020, 2019 and 2018.

	Year Ended December 31,
	2020⁽¹⁾	2020	2019⁽²⁾	2018⁽³⁾
	(in millions of Mexican pesos or millions of U.S. dollars, except per share data)
Revenues:
Net sales	US$ 9,126	Ps. 181,520	Ps. 192,342	Ps. 181,823
Other operating revenues	105	2,095	2,129	519
Total revenues	9,231	183,615	194,471	182,342
Cost of goods sold	5,068	100,804	106,964	98,404
Gross profit	4,163	82,811	87,507	83,938
Costs and expenses:
Administrative expenses	397	7,891	8,427	7,999
Selling expenses	2,441	48,553	52,110	49,925
Other income	75	1,494	1,890	569
Other expenses	256	5,105	4,380	2,450
Interest expenses	397	7,894	6,904	7,568
Interest income	53	1,047	1,230	1,004
Foreign exchange gain (loss), net	—	4	(330)	(277)
Gain on monetary position for subsidiaries in hyperinflationary economies	19	376	221	212
Market value (loss) on financial instruments	(11)	(212)	(288)	(314)
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	808	16,077	18,409	17,190
Income taxes	273	5,428	5,648	5,260
Share in the (loss) of equity accounted investees, net of taxes	(14)	(281)	(131)	(226)
Net income for continuing operations	521	10,368	12,630	11,704
Net income for discontinued operations	—	—	—	3,366

	Year Ended December 31,
	2020⁽¹⁾	2020	2019⁽²⁾	2018⁽³⁾
	(in millions of Mexican pesos or millions of U.S. dollars, except per share data)

Consolidated net income	521	10,368	12,630	15,070
Attributable to:
Equity holders of the parent continuing operations	518	10,307	12,101	10,936
Equity holders of the parent discontinued operations	—	—	—	2,975
Non-controlling interest from continuing operations	3	61	529	768
Non-controlling interest from discontinued operations	—	—	—	391
Consolidated comprehensive income of the year, net of tax	521	10,368	12,630	15,070
Per share data(4):
Earnings per share from(5):
Basic controlling interest net income from continuing operations	0.00	0.00	0.72	0.65
Basic controlling interest net income from discontinued operations	—	—	—	0.18
Earnings per share from(6):
Diluted controlling interest net income from continuing operations	—	—	0.72	0.65
Diluted controlling interest net income from discontinued operations	—	—	—	0.18

(1)    Translation to U.S. dollar amounts at an exchange rate of Ps.19.8920 to US$1.00 solely for the convenience of the reader.
(2)    We adopted IFRS 16 on January 1, 2019 using the modified retrospective approach under which the comparable information is not restated. See Note 3.18 to our consolidated financial statements.
(3)    Includes results of ABASA and Los Volcanes from May 2018 and Monresa from July 2018. See “Item 4. Information on the Company—The Company—Corporate History.”
(4)    Per share data has been restated to give effect to the Stock Split.
(5)    Computed on the basis of the weighted average number of shares outstanding during the period: 16,806.7 million in 2020, 2019, and 2018.
(6)    The diluted earnings per share calculation was computed on the basis of the diluted weighted average number of shares outstanding during the period: 16,806.7 million in 2020, 2019 and 2018. For further information see Note 3.26 to our consolidated financial statements.
Operations by Consolidated Reporting Segment
The following table sets forth certain financial information for each of our consolidated reporting segments for the years ended December 31, 2020, 2019 and 2018. See Note 27 to our consolidated financial statements for additional information about all of our consolidated reporting segments.

	Years Ended December 31,
	2020	2019	2018
	(in millions of Mexican pesos)
Total revenues
Mexico and Central America(1)	106,783	109,249	100,162
South America(2)	76,832	85,222	82,180
Gross profit
Mexico and Central America(1)	52,906	52,384	48,162
South America(2)	29,905	35,123	35,776

(1)    Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama. Includes results of ABASA and Los Volcanes from May 2018.
(2)    Includes Colombia, Brazil, Argentina and Uruguay. Includes results of Monresa from July 2018.

Results for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019
Consolidated Results
The comparability of our financial and operating performance in 2020 as compared to 2019 was affected by the following factors: (1) translation effects from fluctuations in exchange rates; and (2) our results in Argentina, which since January 1, 2018 has been considered a hyperinflationary economy. For the convenience of the reader, we have included a discussion of the financial information below on a comparable basis, excluding the translation effects from fluctuations in exchange rates. To translate the full-year results of Argentina for the years ended December 31, 2020 and 2019, we used the exchange rate at December 31, 2020 of 84.15 Argentine pesos per U.S. dollar and the exchange rate at December 31, 2019 of 59.89 Argentine pesos per U.S. dollar, respectively. The depreciation of the exchange rate of the Argentine peso at December 31, 2020, as compared to the exchange rate at December 31, 2019, was 40.5%. In addition, the average depreciation of currencies used in our main operations relative to the U.S. dollar in 2020, as compared to 2019, were: 11.6% for the Mexican peso, 30.7% for the Brazilian real, and 12.6% for the Colombian peso.
Total Revenues. Our consolidated total revenues decreased by 5.6% to Ps.183,615 million in 2020 as compared to 2019, mainly as a result of unfavorable price-mix effects due to the COVID-19 pandemic and currency translation effects resulting from the depreciation of all of our operating currencies in South America against the Mexican peso, particularly the Brazilian real, which had a 14.5% unfavorable translation effect. These effects were partially offset by favorable pricing and revenue management initiatives. Total revenues include other operating revenues related to entitlements to reclaim Ps.1,359 million in tax payments in Brazil in 2020. See Note 25.2.1 to our consolidated financial statements. On a comparable basis, total revenues would have decreased by 1.0% in 2020 as compared to 2019.

Total sales volume decreased by 2.5% to 3,284.4 million unit cases in 2020 as compared to 2019, mainly as a result of social distancing and other measures adopted as a result of the COVID-19 pandemic, which had an adverse effect on some of our points-of-sale.

•In 2020, sales volume of our sparkling beverage portfolio decreased by 1.1%, sales volume of our colas portfolio decreased by 0.2%, and sales volume of our flavored sparkling beverage portfolio decreased by 5.0%, in each case as compared to 2019.
•Sales volume of our still beverage portfolio decreased by 5.0% in 2020 as compared to 2019.
•Sales volume of our bottled water category, excluding bulk water, decreased by 22.6% in 2020 as compared to 2019.
•Sales volume of our bulk water category increased by 0.6% in 2020 as compared to 2019.
Consolidated average price per unit case decreased by 3.5% to Ps.50.63 in 2020, as compared to Ps. 52.46 in 2019, mainly as a result of unfavorable price-mix effects and the negative translation effect resulting from the depreciation of most of our operating currencies relative to the Mexican peso. This was partially offset by price increases aligned with or above inflation. On a comparable basis, average price per unit case would have remained flat in 2020 as compared to 2019, driven by our revenue management and pricing initiatives.
Gross Profit. Our gross profit decreased by 5.4% to Ps.82,811 million in 2020 as compared to 2019; with a gross margin increase of 10 basis points as compared to 2019 to reach 45.1% in 2020. This gross margin increase was mainly driven by our pricing initiatives, together with lower PET resin costs and stable sweetener prices in most of our operations, which were partially offset by higher concentrate costs in Mexico, higher concentrate costs in Brazil due to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, coupled with our decision to suspend such tax credits, and the depreciation in the average exchange rate of most of our operating currencies as applied to U.S. dollar-denominated raw material costs. On a comparable basis, our gross profit would have decreased by 1.3% in 2020 as compared to 2019.
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
Administrative and Selling Expenses. Our administrative and selling expenses decreased by 6.8% to Ps.56,444 million in 2020 as compared to 2019. Our administrative and selling expenses as a percentage of total revenues decreased by 40 basis points to 30.7% in 2020 as compared to 2019, mainly as a result of operating expense efficiencies in labor, maintenance and marketing. In 2020, we continued investing across our territories to support marketplace execution, increase our cooler coverage, and bolster our returnable presentation base.
Other Expenses Net. We recorded other expenses net of Ps.3,611 million in 2020 as compared to Ps.2,490 million in 2019, which increase was mainly as a result of certain extraordinary other operating expenses related to impairments in Estrella Azul in Panama and in Leão Alimentos, our non-carbonated beverage associate in Brazil, which were partially offset by the implementation of our efficiency program to create a leaner and more agile organization. For more information, see Notes 10 and 20 to our consolidated financial statements.
Comprehensive Financing Result. The term “comprehensive financing result” refers to the combined financial effects of net interest expenses, net financial foreign exchange gains or losses, net gains or losses on the monetary position of hyperinflationary countries where we operate and market value gain (loss) on financial instruments. Net financial foreign exchange gains or losses represent the impact of changes in foreign exchange rates on financial assets or liabilities denominated in currencies other than local currencies, and certain gains or losses resulting from derivative financial instruments. A financial foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred and the date it is repaid, as the appreciation of the foreign currency results in an increase in the amount of local currency, which must be exchanged to repay the specified amount of the foreign currency liability.
Comprehensive financing result in 2020 recorded an expense of Ps.6,679 million as compared to an expense of Ps.6,071 million in 2019. This 10.0% increase was mainly driven by a one-time interest expense related to the repurchase and redemption in full of our 3.875% senior notes due 2023. In addition, we incurred short-term financing as a preventive measure to reinforce our cash position. These effects were partially offset by debt prepayments.

Income Taxes. In 2020, our effective income tax rate increased to 33.8%, as compared to our effective income tax rate of 30.7% in 2019, mainly as a result of the Estrella Azul impairment recognized during the period and a net effect of deferred tax assets driven by tax losses and tax credits. For more information, see Note 25 to our consolidated financial statements.

Share in the Loss of Equity Accounted Investees, Net of Taxes. In 2020, we recorded a loss of Ps.281 million in the share in the loss of equity accounted investees, net of taxes, mainly due to the results of Leão Alimentos, our associate in Brazil, and Estrella Azul in Panama.
Net Income (Equity holders of the parent). We reported a net controlling interest income of Ps.10,307 million in 2020, as compared to Ps.12,101 million in 2019. This 14.8% decrease was mainly driven by lock-downs and social distancing measures related to the COVID-19 pandemic coupled with impairments on equity method investees recognized during the year, which were partially offset by our cost saving, revenue management and pricing initiatives.
Results by Consolidated Reporting Segment Mexico and Central America
Total Revenues. Total revenues in our Mexico and Central America consolidated reporting segment decreased by 2.3% to Ps.106,783 million in 2020 as compared to 2019, mainly as a result of a volume decline in Mexico coupled with unfavorable price-mix effects across our markets.
Total sales volume in our Mexico and Central America consolidated reporting segment decreased by 4.0% to 1,991.6 million unit cases in 2020 as compared to 2019, as a result of mobility restrictions and social distancing measures related to the COVID-19 pandemic.
•Sales volume of our sparkling beverage portfolio decreased by 3.1% in 2020 as compared to 2019, mainly driven by an 11.3% decrease in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio decreased by 6.7% in 2020 as compared to 2019, due to declines in sales volume in both Mexico and Central America.
•Sales volume of bottled water, excluding bulk water, decreased by 26.5% in 2020 as compared to 2019, due to declines in sales volume in both Mexico and Central America.
•Sales volume of our bulk water portfolio remained flat in 2020 as compared to 2019.
Sales volume in Mexico decreased by 4.3% to 1,759.2 million unit cases in 2020, as compared to 1,838.3 million unit cases in 2019, mainly as a result of mobility restrictions and social distancing measures related to the COVID-19 pandemic.
•Sales volume of our sparkling beverage portfolio decreased 3.7% in 2020 as compared to 2019, driven by a 1.8% decline in our colas portfolio and an 11.9% decline in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio decreased by 4.9% in 2020 as compared to 2019.
•Sales volume of bottled water, excluding bulk water, decreased by 26.0% in 2020 as compared to 2019.
•Sales volume of our bulk water portfolio increased by 0.5% in 2020 as compared to 2019.
Sales volume in Central America decreased by 1.9% to 232.4 million unit cases in 2020, as compared to 236.9 million unit cases in 2019, mainly as a result of mobility restrictions and social distancing measures related to the COVID-19 pandemic.
•Sales volume of our sparkling beverage portfolio increased by 1.3% in 2020 as compared to 2019, driven by a 3.4% increase in colas.
•Sales volume of our still beverage portfolio decreased by 16.8% in 2020 as compared to 2019.
•Sales volume of bottled water, excluding bulk water, decreased by 29.9% in 2020 as compared to 2019.
•Sales volume of our bulk water portfolio declined by 20.9% in 2020 as compared to 2019.
Gross Profit. Our gross profit in this consolidated reporting segment increased by 1.0% to Ps.52,906 million in 2020 as compared to 2019 and gross profit margin increased by 160 basis points to 49.5% in 2020 as compared to 2019. Gross profit margin increased mainly as a result of our pricing initiatives, cost efficiencies and lower PET costs, coupled with our raw material and currency hedging strategies. These factors were partially offset by unfavorable price-mix effects, higher concentrate costs in Mexico and the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in this consolidated reporting segment decreased by 50 basis points to 32.4% in 2020 as compared to the same period in 2019. Administrative and selling expenses, in absolute terms, decreased by 3.5% in 2020 as compared to 2019 driven mainly by our ability to drive savings and operating expense efficiencies primarily in labor, maintenance and marketing in Mexico.
South America
Total Revenues. Total revenues in our South America consolidated reporting segment decreased by 9.8% to Ps.76,831 million in 2020 as compared to 2019, mainly as a result of unfavorable price-mix and currency translation effects resulting from the depreciation of most of our operating currencies as compared to the Mexican peso. This figure includes other operating revenues related to entitlements to reclaim Ps.1,359 million in tax payments in Brazil in 2020. See Note 25.2.1 to our consolidated financial statements. Total revenues for beer amounted to Ps.15,228 million in 2020. On a comparable basis, total revenues would have increased by 3.6% in 2020 as compared to 2019.
Total sales volume in our South America consolidated reporting segment remained stable at 1,292.7 million unit cases in 2020 as compared to 2019, mainly as a result of volume growth in Brazil, which was offset by a decline in the rest of our territories.
•Sales volume of our sparkling beverage portfolio increased by 1.6% in 2020 as compared to 2019.
•Sales volume of our still beverage portfolio decreased by 1.9% in 2020 as compared to 2019.
•Sales volume of our bottled water category, excluding bulk water, decreased by 18.3% in 2020 as compared to 2019.
•Sales volume of our bulk water portfolio increased by 2.5% in 2020 as compared to 2019.
Sales volume in Brazil increased by 1.9% to 862.9 million unit cases in 2020, as compared to 846.5 million unit cases in 2019.
•Sales volume of our sparkling beverage portfolio increased by 2.8% in 2020 as compared to 2019, as a result of an increase of 1.8% in our colas portfolio and an increase of 4.9% in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio decreased by 1.2% in 2020 as compared to 2019.
•Sales volume of our bottled water, excluding bulk water, decreased by 9.4% in 2020 as compared to 2019.
•Sales volume of our bulk water portfolio increased by 18.8% in 2020 as compared to 2019.
Sales volume in Colombia decreased by 4.0% to 254.8 million unit cases in 2020, as compared to 265.5 million unit cases in 2019.
•Sales volume of our sparkling beverage portfolio increased by 0.9% in 2020 as compared to 2019, mainly driven by growth in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio decreased by 8.7% in 2020 as compared to 2019.
•Sales volume of bottled water, excluding bulk water, decreased by 33.8% in 2020 as compared to 2019.
•Sales volume of our bulk water portfolio decreased by 13.7% in 2020 as compared to 2019.
Sales volume in Argentina decreased by 3.9% to 133.8 million unit cases in 2020, as compared to 139.3 million unit cases in 2019.
•Sales volume of our sparkling beverage portfolio decreased by 2.8% in 2020 as compared to 2019, mainly impacted by a decline in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio increased by 3.5% in 2020 as compared to 2019.
•Sales volume of bottled water, excluding bulk water, decreased by 32.0% in 2020 as compared to 2019.
•Sales volume of our bulk water portfolio increased by 48.4% in 2020 as compared to 2019.
Sales volume in Uruguay decreased by 2.8% to 41.2 million unit cases in 2020, as compared to 42.4 million unit cases in 2020.
•Sales volume of our sparkling beverage portfolio decreased by 5.1% in 2020 as compared to 2019.

•Sales volume of our still beverage portfolio increased by 36.2% in 2020 as compared to 2019.

•Sales volume of bottled water increased by 18.0% in 2020 as compared to 2019.

Gross Profit. Gross profit in this consolidated reporting segment amounted to Ps.29,905 million, a decrease of 14.9% in 2020 as compared to 2019, with a 230 basis point margin contraction to 38.9%. This decrease in gross profit was mainly driven by an unfavorable price-mix effect and the depreciation of the average exchange rate of all of our operating currencies in the consolidated reporting segment as applied to our U.S. dollar-denominated raw material costs. These factors were partially offset by lower PET costs and our revenue management initiatives.
Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in this consolidated reporting segment decreased by 50 basis points to 28.4% in 2020 as compared to 2019 driven mainly by operating expense efficiencies in Brazil. Administrative and selling expenses, in absolute terms, decreased by 11.5% in 2020 as compared to 2019.
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
•In 2019, sales volume of our sparkling beverage portfolio increased by 2.0%, sales volume of our colas portfolio increased by 1.9%, and sales volume of our flavored sparkling beverage portfolio increased by 2.5%, in each case as compared to 2018. On a comparable basis, sales volume of our sparkling beverage portfolio would have increased by 1.8% in 2019 as compared to 2018, driven by growth in Brazil, Central America and flat performance in Mexico. Sales volume of our colas portfolio would have increased by 1.6% in 2019 as compared to 2018, mainly due to growth in Brazil, Central America and flat performance in Mexico, and sales volume of our flavored sparkling beverages portfolio would have increased by 2.8% in 2019 as compared to 2018.
•Sales volume of our still beverage portfolio remained flat in 2019 as compared to 2018. On a comparable basis, sales volume of our still beverage portfolio would have increased by 0.9% in 2019 as compared to 2018, driven by volume growth in Brazil.
•Sales volume of our bottled water category, excluding bulk water, decreased by 2.5% in 2019 as compared to 2018. On a comparable basis, sales volume of our water portfolio would have decreased by 2.2% in 2019 as compared to 2018, driven by volume growth in Brazil and Central America, offset by a volume contraction in the rest of our territories.
•Sales volume of our bulk water category remained flat in 2019 as compared to 2018. On a comparable basis, sales volume of our bulk water portfolio would have increased by 0.5% in 2019 as compared to 2018, mainly as a result of volume growth in Brazil and Mexico, partially offset by volume contraction in Colombia and Central America.

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
Other Expenses Net. We recorded other expenses net of Ps.2,490 million in 2019 as compared to Ps.1,881 million in 2018, which increase was mainly as a result of severance payments related to the implementation of our efficiency program to create a leaner and more agile organization, which was partially offset by the tax actualization effect of tax reclaim proceeds received in Brazil. Our non-operating expenses net in 2019 were mainly comprised of an impairment of Ps.948 million of our investment in Compañía Panameña de Bebidas, along with provisions related to contingencies in Brazil. For more information, see Note 10 to our consolidated financial statements.
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
•Sales volume of our sparkling beverage portfolio increased by 1.2% in 2019 as compared to 2018, mainly driven by a 1.4% increase in our colas portfolio and a stable performance in our flavored sparkling beverage portfolio. On a comparable basis, sales volume of our sparkling beverage portfolio would have remained flat in 2019 as compared to 2018, driven by stable performance in both our colas and flavored sparkling beverage portfolios.
•Sales volume of our still beverage portfolio decreased by 1.6% in 2019 as compared to 2018, mainly due to a decline in both Mexico and Central America. On a comparable basis, sales volume of our still beverage portfolio would have decreased by 1.9% in 2019 as compared to 2018, driven by a decline in both Mexico and Central America.
•Sales volume of bottled water, excluding bulk water, decreased by 6.3% in 2019 as compared to 2018, due to a decline in Mexico that was partially offset by growth in Central America. On a comparable basis, sales volume of our bottled water portfolio would have decreased by 6.7% in 2019 as compared to 2018, driven by a decline in Mexico that was partially offset by growth in Central America.
•Sales volume of our bulk water portfolio increased by 0.5% in 2019 as compared to 2018.
Sales volume in Mexico slightly decreased by 0.6% to 1,838.3 million unit cases in 2019, as compared to 1,850.2 million unit cases in 2018.
•Sales volume of our sparkling beverage portfolio remained flat in 2019 as compared to 2018, driven by stable performance in our colas portfolio, which was partially offset by a decline in flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio decreased by 1.7% in 2019 as compared to 2018.
•Sales volume of bottled water, excluding bulk water, decreased by 7.9% in 2019 as compared to 2018.
•Sales volume of our bulk water portfolio increased by 0.5% in 2019 as compared to 2018.
Sales volume in Central America increased by 10.3% to 236.9 million unit cases in 2019, as compared to 214.8 million unit cases in 2018, mainly as a result of the consolidation of our acquisitions of ABASA and Los Volcanes in Guatemala, coupled with organic volume growth.
•Sales volume of our sparkling beverage portfolio increased by 11.8% in 2019 as compared to 2018, driven by a 13.4% increase in sales volume of our colas portfolio and a 5.4% increase in sales volume of our flavored sparkling beverage portfolio. On a comparable basis, in 2019, sales volume of our sparkling beverage portfolio would have increased by 1.8%, sales volume of our colas portfolio would have increased by 1.8%, and sales volume of our flavored sparkling beverage portfolio would have increased by 1.7%, in each case as compared to 2018.
•Sales volume of our still beverage portfolio decreased by 0.9% in 2019 as compared to 2018. On a comparable basis, sales volume of our still beverage portfolio would have decreased by 3.0% in 2019 as compared to 2018.
•Sales volume of bottled water, excluding bulk water, increased by 8.4% in 2019 as compared to 2018. On a comparable basis, sales volume of our bottled water portfolio would have increased by 4.0% in 2019 as compared to 2018.
•Sales volume of our bulk water portfolio declined by 4.1% in 2019 as compared to 2018.

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
Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in this consolidated reporting segment decreased by 80 basis points to 32.9% in 2019 as compared to the same period in 2018. Administrative and selling expenses, in absolute terms, increased by 6.5% in 2019 as compared to 2018 driven mainly by increases in maintenance and labor costs in Mexico.
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
•Sales volume of our sparkling beverage portfolio increased by 3.2% in 2019 as compared to 2018. On a comparable basis, sales volume of our sparkling beverage portfolio would have increased by 4.9% in 2019 as compared to 2018, mainly due to a 2.5% growth in our colas portfolio and 5.5% growth in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio increased by 2.6% in 2019 as compared to 2018. On a comparable basis, sales volume of our still beverage portfolio would have increased by 7.1% in 2019 as compared to 2018, mainly driven by growth in Brazil and Uruguay that was partially offset by a decline in Colombia.
•Sales volume of our bottled water category, excluding bulk water, increased by 2.2% in 2019 as compared to 2018. On a comparable basis, sales volume of our bottled water category, excluding bulk water, would have increased by 4.7% in 2019 as compared to 2018, mainly driven by growth in Brazil and Colombia.
•Sales volume of our bulk water portfolio decreased by 2.3% in 2019 as compared to 2018. On a comparable basis, sales volume of our bulk water portfolio would have remained flat, mainly driven by a decline in Colombia that was offset by growth in Brazil.
Sales volume in Brazil increased by 7.5% to 846.5 million unit cases in 2019, as compared to 787.4 million unit cases in 2018.
•Sales volume of our sparkling beverage portfolio increased by 6.7% in 2019 as compared to 2018, as a result of a 5.9% increase in our colas portfolio and a 9.3% increase in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio increased by 17.1% in 2019 as compared to 2018.
•Sales volume of our bottled water, excluding bulk water, increased by 10.1% in 2019 as compared to 2018.
•Sales volume of our bulk water portfolio increased by 6.5% in 2019 as compared to 2018.
Sales volume in Colombia decreased by 2.2% to 265.5 million unit cases in 2019, as compared to 271.4 million unit cases in 2018.
•Sales volume of our sparkling beverage portfolio remained flat in 2019 as compared to 2018, mainly driven by a 1.8% decline in our flavored sparkling beverage portfolio, offset by flat performance in our colas portfolio.
•Sales volume of our still beverage portfolio decreased by 17.4% in 2019 as compared to 2018.

•Sales volume of bottled water, excluding bulk water, decreased by 5.3% in 2019 as compared to 2018.
•Sales volume of our bulk water portfolio decreased by 2.4% in 2019 as compared to 2018.
Sales volume in Argentina decreased by 20.6% to 139.3 million unit cases in 2019, as compared to 175.3 million unit cases in 2018.
•Sales volume of our sparkling beverage portfolio decreased by 21.0% in 2019 as compared to 2018, mainly driven by a decline in both our colas and flavored sparkling beverage portfolios.
•Sales volume of our still beverage portfolio decreased by 21.4% in 2019 as compared to 2018.
•Sales volume of bottled water, excluding bulk water, decreased by 18.0% in 2019 as compared to 2018.
•Sales volume of our bulk water portfolio decreased by 16.3% in 2019 as compared to 2018.
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
Liquidity and Capital Resources
Liquidity. The principal source of our liquidity is cash generated from operations. A significant portion of our sales are on a cash basis with the remainder on a short-term credit basis. We have traditionally been able to rely on cash generated from operations to fund our working capital requirements and our capital expenditures. Our working capital benefits from the fact that most of our sales are made on a cash basis, while we generally pay our suppliers on credit. Historically, we have used a combination of borrowings from Mexican and international banks and bond issuances in the Mexican and international capital markets. During 2020, as a result of the COVID-19 pandemic, we focused on effective cash management practices and on further strengthening our balance sheet, as such, during the year we incurred short-term financings in certain countries as a preventive measure to reinforce our cash position. Additionally, we focused on savings and quickly reevaluated and prioritized capital expenditures, safeguarding investments in key projects across our operations. Importantly, a cash control-tower methodology was implemented to enable us to improve cash use from operations, driven by cost and expense controls, as well as a disciplined working capital management approach.

Our total indebtedness was Ps.87,478 million as of December 31, 2020, as compared to Ps.69,977 million as of December 31, 2019. Short-term debt and long-term debt were Ps.5,017 million and Ps.82,461 million, respectively, as of December 31, 2020, as compared to Ps.11,485 million and Ps.58,492 million, respectively, as of December 31, 2019. Total debt increased by Ps.17,501 million in 2020, compared to year-end 2019. As of December 31, 2020, our cash and cash equivalents were Ps.43,497 million, as compared to Ps.20,491 million as of December 31, 2019. We had cash outflows in 2020 mainly resulting from repayment of debt and dividend payments, which were partially offset by generation of cash from operating activities. As of December 31, 2020, our cash and cash equivalents were comprised of 72.0% U.S. dollars, 11.0% Mexican pesos, 12.0% Brazilian reais, 2.0% Colombian pesos, 1.0% Argentine pesos and 2.0% other legal currencies. We believe that these funds, in addition to the cash generated by our operations, are sufficient to meet our operating requirements.
Future currency devaluations, the imposition of exchange controls in any of the countries where we have operations and the continuation of the COVID-19 pandemic could have an adverse effect on our financial position and liquidity.

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
Our financing, treasury and derivatives policies provide that the planning and finance committee of our board of directors is responsible for determining the company’s overall financial strategy, including the dividends policy, investments of our funds, cash flow and working capital strategies, mergers and acquisitions, debt and equity issuances, repurchases of stock, financial derivative instruments strategies (only for hedging purposes), purchase and lease of assets and indebtedness of the company, among others; which is ultimately approved by our board of directors and implemented by our corporate finance department.
Sources and Uses of Cash. The following table summarizes the sources and uses of cash for the years ended December 31, 2020, 2019 and 2018, from our consolidated statements of changes in cash flows:

	Years Ended December 31,
	2020	2019	2018
	(in millions of Mexican pesos)
Net cash flows from operating activities
Continuing operations	35,147	31,289	27,581
Discontinued operations	—	—	1,962
Net cash flows used in investing activities(1)
Continuing operations	(10,508)	(10,744)	(8,291)
Discontinued operations	—	—	(962)
Net cash flows used in financing activities
Continuing operations	417	(22,794)	(14,235)
Discontinued operations	—	—	(37)
Dividends paid	(10,278)	(7,440)	(7,038)

(1)    Includes purchases of property, plant and equipment, the payment of the purchase price for our acquisitions of ABASA, Los Volcanes and Monresa in 2018 and investments in other assets.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2020:

	As of December 31, 2020
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total
	(in millions of Mexican pesos)
Debt(1)
Mexican pesos	2,500	8,956	5,459	17,084	33,999
U.S. dollars	—	—	—	50,598	50,598
Brazilian reais	102	84	19	—	205
Colombian pesos	436	—	—	—	436
Argentine pesos	711	—	—	—	711
Uruguayan pesos	1,268	261	—	—	1,529
Interest Payments on Debt(2)
Mexican pesos	1,997	3,514	2,736	1,636	9,883
U.S. dollars	1,586	3,172	3,176	15,968	23,902
Brazilian reais	7	5	1	—	13
Colombian pesos	9	—	—	—	9
Argentine pesos	206	—	—	—	206
Uruguayan pesos	70	14	—	—	84
Cross Currency Swaps
U.S. dollars to Mexican pesos(3)	—	(57)	—	299	242
U.S. dollars to Brazilian reais(4)	—	(2,108)	—	—	(2,108)
U.S. dollars to Colombian pesos(5)	4	—	—	—	4
Forwards
U.S. dollars to Mexican pesos(6)	713	—	—	—	713
U.S. dollars to Brazilian reais(7)	43	—	—	—	43
U.S. dollars to Colombian pesos(8)	63	—	—	—	63
U.S. dollars to Argentine pesos(9)	2	—	—	—	2
U.S. dollars to Uruguayan pesos(10)	18	—	—	—	18
Commodity Hedge Contracts
Sugar(11)	(256)	(63)	—	—	(319)
Aluminum(12)	(126)	(16)	—	—	(142)
PET resin(13)	65	—	—	—	65
Lease obligations (IFRS 16)	2,345	1,000	590	390	4,325
Expected Benefits to be Paid for Pension and Retirement Plans, Seniority Premiums and Post-employment	371	519	666	2,030	3,586

(1)    Excludes the effect of cross currency swaps.
(2)    Interest was calculated using the contractual debt and nominal interest rates as of December 31, 2020. Liabilities denominated in U.S. dollars were converted to Mexican pesos at an exchange rate of Ps.19.95 per U.S. dollar, the exchange rate reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2020.
(3)    Cross-currency swaps used to convert U.S. dollar-denominated debt into Mexican peso-denominated debt with a notional amount of Ps.12,568 million. These cross-currency swaps are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2020.
(4)    Cross-currency swaps used to convert U.S. dollar-denominated debt into Brazilian real-denominated debt with a notional amount of Ps.9,575 million. These cross-currency swaps are considered hedges for accounting purposes and the amounts shown in the table are fair value figures (gain)/loss as of December 31, 2020.
(5)    Cross-currency swaps used to convert U.S. dollar-denominated debt into Colombian peso-denominated debt with a notional amount of Ps.404 million. These cross-currency swaps are considered hedges for accounting purposes and the amounts shown in the table are fair value figures (gain)/loss as of December 31, 2020.
(6)    Reflects the market value as of December 31, 2020 of forward derivative instruments used to hedge against fluctuation in the Mexican peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2020.
(7)    Reflects the market value as of December 31, 2020 of forward derivative instruments used to hedge against fluctuation in the Brazilian real. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2020.
(8)    Reflects the market value as of December 31, 2020 of forward derivative instruments used to hedge against fluctuation in the Colombian peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2020.

(9)    Reflects the market value as of December 31, 2020 of forward derivative instruments used to hedge against fluctuation in the Argentine peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2020.
(10)    Reflects the market value as of December 31, 2020 of forward derivative instruments used to hedge against fluctuation in the Uruguayan peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2020.
(11)    Reflects the market value as of December 31, 2020 of futures contracts used to hedge sugar cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2020.
(12)    Reflects the market value as of December 31, 2020 of futures contracts used to hedge aluminum cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2020.
(13)    Reflects the market value as of December 31, 2020 of futures contracts used to hedge PET resin cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of December 31, 2020.

Debt Structure
The following chart sets forth the debt breakdown of our company and its subsidiaries by currency and interest rate type as of December 31, 2020:

Currency	Percentage of Total Debt(1)(2)	Average Nominal Rate(3)	Average Adjusted Rate(1)(4)
Mexican pesos	54.4%	6.2%	7.1%
U.S. dollars	33.2%	3.1%	2.7%
Brazilian reais	8.8%	6.5%	8.0%
Colombian pesos	1.0%	4.2%	4.0%
Argentine pesos	0.8%	44.7%	44.7%
Uruguayan pesos	1.8%	11.5%	11.5%

(1)    Includes the effects of our derivative contracts as of December 31, 2020, including cross currency swaps from U.S. dollars to Mexican pesos and U.S. dollars to Brazilian reais.
(2)    Due to rounding, these figures may not add up to 100.0%.
(3)    Annual weighted average interest rate per currency as of December 31, 2020.
(4)    Annual weighted average interest rate per currency as of December 31, 2020 after giving effect to interest rate swaps and cross currency swaps. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”
Summary of Significant Debt Instruments
The following is a brief summary of our significant long-term indebtedness with restrictive covenants outstanding as of the date of this annual report:
Mexican Peso-Denominated Bonds (Certificados Bursátiles).
On April 18, 2011, we issued Ps.2,500 million aggregate principal amount of 10-year fixed rate certificados bursátiles bearing an annual interest rate of 8.27%. This series of certificados bursátiles was repaid in full at maturity on April 5, 2021.
On May 24, 2013, we issued Ps.7,500 million aggregate principal amount of certificados bursátiles bearing an annual interest rate of 5.46% and due May 2023. This series of certificados bursátiles is guaranteed by Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V. (collectively, the “Guarantors”).
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
U.S. Dollar-Denominated Bonds
5.250% Senior Notes due 2043. On November 26, 2013, we issued US$400 million aggregate principal amount of 5.250% senior notes due November 26, 2043. On January 21, 2014, we issued US$200 million aggregate principal amount of additional notes under this series. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and the entering into sale and leaseback transactions by us and our significant subsidiaries.
2.750% Senior Notes due 2030. On January 22, 2020, we issued US$1,250 million aggregate principal amount of 2.750% senior notes due January 22, 2030. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and the entering into sale and leaseback transactions by us and our significant subsidiaries.
1.850% Senior Notes due 2032. On September 1, 2020, we issued US$705 million aggregate principal amount of 1.850% senior notes due September 1, 2032. These bonds are classified as “green bonds” and the proceeds received are being used to finance and refinance our eligible green projects, including investments and expenditures related to mitigation of climate change risks, efficient use of water resources and hydrological safety, and waste management and recycling of PET plastic bottles. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and the entering into sale and leaseback transactions by us and our significant subsidiaries.
For more information about our 2.750% senior notes due 2030 and our 1.850% senior notes due 2032, see Exhibit 2.13—Description of Securities Registered under Section 12 of the Exchange Act.
In January 2020, we repurchased and redeemed in full our 3.875% senior notes due 2023. Our 4.625% senior notes due 2020 were repaid in full at maturity on February 15, 2020.
Bank Loans
In 2020, we entered into certain bank loans in Mexican pesos for an aggregate principal amount of Ps.15,650 million as a preventive measure to reinforce our cash position in anticipation of the potential consequences of the COVID-19 pandemic. The total outstanding amount of these loans was prepaid in full in 2020. Additionally, during 2020 we entered into certain bank loans in Argentine, Colombian and Uruguayan pesos for an aggregate principal amount of Ps.3,090 million. The total outstanding amount of these loans in Argentine and Colombian pesos was prepaid in full during 2020.

As of December 31, 2020, we had a number of bank loans in Colombian pesos, Brazilian reais, Argentine pesos, Mexican pesos and Uruguayan pesos for an aggregate principal amount of Ps.12,281 million. Our bank loans in Mexican pesos are guaranteed by the Guarantors.
Promissory Note (Vonpar Acquisition)
As part of the purchase price paid for our acquisition of Vonpar, we issued and delivered a three-year promissory note to the sellers for a total amount of 1,166 million Brazilian reais, which was partially offset on November 14, 2018 as a result of the occurrence of certain contingencies for which the sellers agreed to indemnify us. On December 6, 2019, this promissory note matured and was paid in full in cash. For further information, see Note 21.8 to our consolidated financial statements.

We are in compliance with all of the restrictive covenants in our debt instruments as of the date of this annual report.

Off-Balance Sheet Arrangements
We do not have any material off-balance sheet arrangements.
Contingencies
We are subject to various claims and contingencies related to tax, labor and other legal proceedings. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions.
We have various losses related to tax, labor and other legal proceedings. We periodically assess the probability of loss for such contingencies and accrue a provision and/or disclose the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a provision for the estimated loss. See Note 26 to our consolidated financial statements. We use outside legal counsel for certain complex legal proceedings. The following table displays the nature and amount of the loss contingencies recorded as of December 31, 2020:

As of December 31, 2020
(in millions of Mexican pesos)
Tax	Ps. 2,540
Labor	1,681
Legal	879
Total	Ps. 5,100

As is customary in Brazil, we have been required by the relevant authorities to collateralize tax contingencies currently in litigation amounting to Ps.7,342 million, Ps.10,471 million, and Ps.7,739 million as of December 31, 2020, 2019 and 2018, respectively, by pledging fixed assets, or providing bank guarantees.
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
Capital Expenditures
The following table sets forth our capital expenditures, including investment in property, plant and equipment, deferred charges and other investments for the periods indicated on a consolidated basis and by consolidated reporting segment:

	Years Ended December 31,
	2020	2019	2018
	(in millions of Mexican pesos)
Mexico and Central America(1)	6,764	6,677	6,574
South America(2)	3,590	4,788	4,495
Capital expenditures, net	10,354	11,465	11,069

(1)    Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama. Includes capital expenditures of ABASA and Los Volcanes from May 2018.
(2)    Includes Colombia, Brazil, Argentina and Uruguay. Includes capital expenditures of Monresa from July 2018.
In 2020, 2019 and 2018, we focused our capital expenditures on investments in (i) increasing production capacity; (ii) placing coolers with retailers; (iii) returnable bottles and cases; (iv) improving the efficiency of our distribution infrastructure; and (v) information technology.
We have budgeted capital expenditures in an amount ranging between 6.0% and 6.5% of total revenues for 2021, which amount will mainly depend on market and other conditions, including the development of the COVID-19 pandemic across our territories. Our capital expenditures in 2021 are expected to be primarily intended for:
•investments in production capacity;
•market investments;
•returnable bottles and cases;

•improvements throughout our distribution network; and
•investments in information technology.
We estimate that of our projected capital expenditures for 2021, approximately 42.3% will be for our Mexican territories and the remaining will be for our non-Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2021.
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
The following table provides a summary of the fair value of derivative instruments as of December 31, 2020. The fair market value is estimated using market prices that would apply to terminate the contracts at the end of the period and are confirmed by external sources, which generally are also our counterparties to the relevant contracts.

	Fair Value as of December 31, 2020
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total fair value
	(in millions of Mexican pesos)
Cross Currency Swaps
U.S. dollars to Mexican pesos	—	(57)	—	299	242
U.S. dollars to Brazilian reais	—	(2,108)	—	—	(2,108)
U.S. dollars to Colombian pesos	4	—	—	—	4
Forwards
U.S. dollars to Mexican pesos	713	—	—	—	713
U.S. dollars to Brazilian reais	43	—	—	—	43
U.S. dollars to Colombian pesos	63	—	—	—	63
U.S. dollars to Argentine pesos	2	—	—	—	2
U.S. dollars to Uruguayan pesos	18	—	—	—	18
Commodity Hedge Contracts
Sugar	(256)	(63)	—	—	(319)
Aluminum	(126)	(16)	—	—	(142)
PET resin	65	—	—	—	65

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
At our general ordinary shareholders meeting held on March 19, 2021, the following directors were appointed or confirmed: 10 directors were appointed or confirmed by the Series A shares, four directors were appointed or confirmed by the Series D shares and three directors were appointed or confirmed by the Series L shares. Our board of directors is currently comprised of 17 members.
See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for information on relationships with certain directors and senior management.
As of the date of this annual report, our board of directors had the following members:
Series A Directors

José Antonio Vicente Fernández Carbajal Chairman	Born:	February 1954
	Gender:	Male
	First elected:	1993, as director; 2001 as chairman.
	Term expires:	2021
	Principal occupation:	Executive Chairman of the board of directors of FEMSA.
	Other directorships:	Chairman of the board of directors of Fundación FEMSA, A.C. and Instituto Tecnológico y de Estudios Superiores de Monterrey, or ITESM. Member of the board of directors of Heineken Holding, N.V. and vice-chairman of the supervisory board of Heineken, N.V. Chairman of the America’s committee and member of the preparatory committee and selection and appointment committee of Heineken, N.V. Member of the board of directors of Industrias Peñoles, S.A.B. de C.V. and member of the board of trustees of the Massachusetts Institute of Technology Corporation.
	Business experience:	Joined the strategic planning department of FEMSA in 1988, after which he held managerial positions at FEMSA Cerveza’s commercial division and OXXO. He was appointed Deputy Chief Executive Officer of FEMSA in 1991 and Chief Executive Officer in 1995, a position he held until December 31, 2013. As of January 1, 2014, he was appointed Executive Chairman of the board of directors of FEMSA.
	Education:	Holds a degree in Industrial Engineering and a Master in Business Administration, or MBA, from ITESM.

Federico José Reyes García Director	Born:	September 1945
	Gender:	Male
	First elected:	1993

	Term expires:	2021
	Principal occupation:	Independent consultant.
	Other directorships:	Alternate member of the board of directors of FEMSA, and member of the board of directors of Fundación FEMSA and Tec Salud.
	Business experience:	At FEMSA, he held the position of Executive Vice-President of Corporate Development from 1992 to 1993, Chief Financial Officer from 1999 to 2006, and Corporate Development Officer from 2006 to 2015.
	Education:	Holds a degree in Business and Finance from ITESM.
	Alternate director:	Javier Gerardo Astaburuaga Sanjines

John Anthony Santa Maria Otazua Director	Born:	August 1957
	Gender:	Male
	First elected:	2014
	Term expires:	2021
	Principal occupation:	Our Chief Executive Officer.
	Business experience:	Has served as our Strategic Planning and Business Development Officer and Chief Operating Officer of our Mexican operations. Has served as Strategic Planning and Commercial Development Officer and Chief Operating Officer of our South America division. He also has experience in several areas of our company, namely development of new products and mergers and acquisitions. Has experience with different bottlers in Mexico in areas such as Strategic Planning and General Management.
	Other directorships:	Member of the board of directors of Gentera, S.A.B. de C.V., or Gentera and member of the board of directors and commercial committee of Banco Compartamos, S.A., Institución de Banca Múltiple.
	Education:	Holds a Bachelor’s degree in Business Administration and an MBA with a major in Finance from Southern Methodist University.

Ricardo Guajardo Touché Independent Director	Born:	May 1948
	Gender:	Male
	First elected:	1993
	Term expires:	2021
	Principal occupation:	Independent consultant.
	Other directorships:	Member of the boards of directors of FEMSA, Grupo Financiero BBVA Bancomer, BBVA Bancomer, S.A., Institución de Banca Múltiple, or BBVA Bancomer, Grupo Aeroportuario del Sureste, S.A.B. de C.V., Grupo Bimbo, S.A.B. de C.V., or Bimbo and Vitro, S.A.B. de C.V.
	Business experience:	Has held senior executive positions at FEMSA, Grupo AXA, S.A. de C.V. and Grupo Valores de Monterrey, S.A.B. de C.V.
	Education:	Holds a degree in Electrical Engineering from ITESM and the University of Wisconsin and a Master’s degree from the University of California at Berkeley.

Enrique F. Senior Hernández Independent Director	Born:	August 1943
	Gender:	Male
	First elected:	2004
	Term expires:	2021
	Principal occupation:	Managing Director of Allen & Company, LLC.
	Other directorship:	Alternate member of the board of directors of FEMSA, and member of the board of directors of Grupo Televisa, S.A.B. de C.V. and Cinemark USA, Inc.
	Business experience:	Among other clients, has provided financial advisory services to FEMSA and Coca-Cola FEMSA.
	Education:	Holds a law degree from Yale University, an Honorary Law Doctorate from Emerson College and an MBA from Harvard University Business School.

Miguel Eduardo Padilla Silva Director	Born:	January 1955
	Gender:	Male
	First elected:	2016
	Term expires:	2021
	Principal occupation:	Chief Executive Officer of FEMSA.
	Other directorships:	Member of the board of directors of FEMSA, Grupo Lamosa, S.A.B. de C.V., Universidad Tec Milenio and Grupo Coppel, S.A. de C.V.
	Business experience:	He held the position of Chief Financial and Corporate Officer of FEMSA from 2016 to 2017 and Chief Executive Officer of FEMSA Comercio from 2004 to 2016. Also, he held the positions of Planning and Control Officer of FEMSA from 1997 to 1999 and Chief Executive Officer of the Strategic Procurement Business Division of FEMSA from 2000 to 2003. He had a 20-year career in Alfa, S.A.B. de C.V. or Alfa and held the position of Chief Executive Officer of Terza, S.A. de C.V.
	Education:	Holds a degree in Mechanical Engineering from ITESM, an MBA from Cornell University and executive management studies at Instituto Panamericano de Alta Dirección de Empresa, or IPADE.

Luis Rubio Freidberg Independent Director	Born:	August 1955
	Gender:	Male
	First elected:	2015
	Term expires:	2021
	Principal occupation:	President of the board of directors of México Evalúa, Centro de Análisis de Políticas Públicas, A.C.
	Other directorships:	Member of the board of directors of Xanthrus, The India Fund-Asia Tigers, and The Tinker Foundation.
	Business experience:	He is a contributing editor of the newspaper Reforma. In the 1970s he was Planning Director at Citibank in Mexico and served as an adviser to Mexico’s Secretary of the Treasury.
	Education:	Holds a degree in Financial Administration, a multinational MBA and a Master’s degree and PhD in political science from Brandeis University.
	Alternate director:	Jaime A. El Koury (independent director)

Daniel Javier Servitje Montull Independent Director	Born:	April 1959
	Gender:	Male
	First elected:	1998
	Term expires:	2021
	Principal occupation:	Chief Executive Officer and Chairman of the board of directors of Bimbo.
	Other directorships:	Member of the board of directors of Grupo Financiero Banamex, S.A. de C.V., Instituto Mexicano para la Competitividad, A.C., and The Consumer Goods Forum. Member of Stanford GSB Advisory Council and Chairman of the board of directors of Corporación Aura Solar, S.A.P.I. de C.V. and Servicios Comerciales de Energía, S.A. de C.V.
	Business experience:	Served as Vice-President of Bimbo.
	Education:	Holds a degree in Business Administration from the Universidad Iberoamericana in Mexico and an MBA from the Stanford University Graduate School of Business.

José Luis Cutrale Director	Born:	September 1946
	Gender:	Male
	First elected:	2004
	Term expires:	2021
	Principal occupation:	Chairman of the board of directors of Sucocítrico Cutrale, Ltda.
	Other directorships:	Member of the boards of directors of Cutrale North America, Inc., Burlingtown International BV, Burlingtown UK Limited and Chiquita Holdings Limited.

	Business experience:	Founding partner of Sucocítrico Cutrale, Ltda.
	Education:	Holds a degree in Business Administration.
	Alternate director:	José Henrique Cutrale

Luis Alfonso Nicolau Gutiérrez Independent Director	Born:	June 1961
	Gender:	Male
	First elected:	2018
	Term expires:	2021
	Principal occupation:	Partner at Ritch, Mueller, Heather y Nicolau, S.C. and member of the firm’s executive committee.
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

	Education:	Holds a degree in Chemical Engineering from the Universidad Nacional Autónoma de México and an MBA from ITESM.
	Alternate director:	Theresa Robin Rodgers Moore

John Murphy Director	Born:	February 1963
	Gender:	Male
	First elected:	2019
	Term expires:	2021
	Principal occupation:	Executive Vice President and Chief Financial Officer of The Coca-Cola Company.
	Other directorships:	Member of the boards of directors of The Coca-Cola Foundation, the Westside Future Fund Real Estate Investment Fund, China Beverages Ltd. and Lindley Corporation. Member of the audit committee of Coca-Cola Beverages Japan Holdings Inc. and of the board of trustees of the Woodruff Arts Center.
	Business experience:	From 2016 to 2018 he served as president of the Asia Pacific Group of The Coca-Cola Company and from 2013 to 2016 as president of the South Latin business unit. Prior to this role, from 2008 to 2012, he was president of the Latin Center business unit. During his three-decade career with The Coca-Cola Company, he has held a variety of general management, finance and strategic planning roles.
	Education:	Holds a Bachelor’s degree in Business Studies from Trinity College in Dublin and a degree in professional accounting from the University College in Dublin. He is qualified as a chartered accountant of the Irish Institute of Chartered Accountants.
	Alternate director:	Sunil Krishna Ghatnekar

Charles H. McTier Independent Director	Born:	January 1939
	Gender:	Male
	First elected:	1998
	Term expires:	2021
	Principal occupation:	Retired.
	Business experience:	Was associated with the Robert W. Woodruff Foundation for over forty years, serving as its President from 1988-2006 and served as a trustee from 2006-2015. Served on the board of directors of nine U.S. Coca-Cola bottling companies in the 1970s and 1980s.
	Education:	Holds a Bachelor’s degree in Business Administration from Emory University.

James Leonard Dinkins Director	Born:	July 1962
	Gender:	Male
	First elected:	2020
	Term expires:	2021
	Principal occupation:	Chief Executive Officer of The Honey Baked Ham Company, LLC.
	Other directorships:	Member of the boards of directors of Fairlife, LLC and Monster Beverage Corporation.
	Business experience:	Joined The Coca-Cola Company in 1988 working in a variety of areas, including senior sales, marketing, operations, strategic planning, sports marketing, franchise leadership and general management. From 1999 to 2002, held senior management positions in the business services sector as Executive Vice President of Service Resources Inc., and was President of the Communications Division of The Profit Recovery Group International, Inc. From 2018 to 2020 he was Senior Vice President of The Coca-Cola Company and in 2017 he was President of Coca-Cola North America (CCNA). Prior to joining The Coca-Cola Company in 1988, held various sales positions with Procter & Gamble.
	Education:	Holds an MBA from Emory University and a Bachelor’s degree in Business Administration from the University of Georgia.
	Alternate director:	Marie D. Quintero-Johnson

Series L Directors

Victor Alberto Tiburcio Celorio Independent Director	Born:	February 1951
	Gender:	Male
	First elected:	2018
	Term expires:	2021
	Principal occupation:	Independent consultant.
	Other directorships:	Member of the board of directors and member of the audit committee of FEMSA, Grupo Palacio de Hierro, S.A.B. de C.V., Grupo Financiero Scotiabank Inverlat, S.A. de C.V., Profuturo Afore, S.A. de C.V., Grupo Nacional Provincial S.A.B. and Fresnillo, PLC. Investor and member of the board directors of Tankroom, S.A.P.I. de C.V., and member of the governing board of ITAM.
	Business experience:	Worked for over forty-three years at Mancera, S.C. (Ernst & Young Mexico), serving as partner for thirty three years and as Chief Executive Officer and Chairman of the board of directors for thirteen years until his retirement in 2013. He was chairman of the board of the Mexican Financial Reporting Standards and served as President of the Mexican Institute of Public Accountants.
	Education:	Holds a degree in Accounting from the Universidad Iberoamericana in Mexico and an MBA from Instituto Tecnológico Autónomo de México (ITAM).

Francisco Zambrano Rodríguez Independent Director	Born:	January 1953
	Gender:	Male
	First elected:	2003
	Term expires:	2021
	Principal occupation:	Independent consultant.
	Other directorships:	Alternate member of the board of directors of FEMSA. Co-Chief Executive Officer and member of the board of directors of Desarrollo Inmobiliario y de Valores, S.A. de C.V., Corporativo Zeta DIVASA, S.A.P.I. de C.V. and IPFC Inmuebles, S.A.P.I. de C.V. Member of the supervisory board of ITESM.
	Business experience:	Has extensive experience in investment banking and private investment services, in the development and management of real estate projects and real estate private equity funds, and as patrimonial and probate consultant.
	Education:	Holds a degree in Chemical Engineering from ITESM and an MBA from the University of Texas at Austin.

Alfonso González Migoya Independent Director	Born:	January 1945
	Gender:	Male
	First elected:	2006
	Term expires:	2021
	Principal occupation:	Business consultant and managing partner of Acumen Empresarial, S.A. de C.V.
	Other directorships:	Member of the boards of directors of FEMSA, Bolsa Mexicana de Valores, S.A.B. de C.V., Servicios Corporativos Javer, S.A.B. de C.V., Regional, S.A.B. de C.V., Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (Volaris), Pinturas Berel, S.A. de C.V., Grupo Cuprum, S.A.P.I. de C.V. and Invercap Holdings, S.A.P.I. de C.V.
	Business experience:	Served as Corporate Director of Alfa from 1995 to 2005 and as Chairman of the board of directors and Chief Executive Officer of Grupo Industrial Saltillo, S.A.B. de C.V. from 2009 to 2014.
	Education:	Holds a degree in Mechanical Engineering from ITESM and an MBA from the Stanford University Graduate School of Business.

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

	Education:	Holds a degree in Chemical Engineering from La Salle University, an MBA from IPADE and postgraduate studies in production administration from the Georgia Institute of Technology; Strategic Direction from Stanford University; and Finance Management from John E. Anderson Graduate School of the University of California, Los Angeles.

Rafael Ramos Casas Supply Chain and Engineering Officer	Born:	April 1961
	Gender:	Male
	Joined:	1999
	Appointed to current position:	2018
	Business experience with us:	Has served as Supply Chain Officer of FEMSA and OXXO. He held several positions in Propimex for our division in Mexico.
	Other business experience:	He has experience with a different bottler company in Mexico in positions such as Chief Operating Officer, Manufacturing Director and plant manager.
	Education:	Holds a degree in Biochemical Engineering with a minor in Administration and a Master’s degree in Business Administration of Agricultural Enterprises.

Washington Fabricio Ponce García Chief Operating Officer—Mexico	Born:	April 1968
	Gender:	Male
	Joined:	1998
	Appointed to current position:	2019
	Business experience with us:	Has served as head of our Asia division and as head of our Colombian operations. Has served as Managing Director of Central America, Philippines, Argentina, Brazil, Colombia and Strategic Planning Director for our operations in Latin America.
	Other business experience:	He worked for three years with Bain & Company.
	Education:	Holds a Master´s degree in Business Economics from INCAE, Costa Rica.

Eduardo Guillermo Hernández Peña Chief Operating Officer—Latin America	Born:	October 1965
	Gender:	Male
	Joined:	2015
	Appointed to current position:	2018
	Business experience with us:	Served as New Businesses Officer in 2016 and as Strategic Planning Officer in 2017.
	Other business experience:	From 2010 to 2011, he held several positions in the beer, wine and food business at Mavesa S.A. and Empresas Polar in Venezuela. From 2012 to 2015 he served as Executive Vice-President and Chief Executive Officer of Grupo Gloria.
	Education:	Holds a Bachelor’s degree in Business Administration from Universidad Metropolitana of Venezuela, a degree in Marketing from Harvard University and an MBA from Northwestern University.

Ian Marcel Craig García Chief Operating Officer—Brazil	Born:	May 1972
	Gender:	Male
	Joined:	1994
	Appointed to current position:	2016
	Business experience with us:	Has served as Chief Operating Officer of Argentina. Has served as Chief Financial Officer of our South America division, and also as Corporate Finance and Treasury Director of Coca-Cola FEMSA.
	Other business experience:	Within the group he has worked in a Corporate Finance position and Beer Division Supply Chain position. Also, he worked in other companies in the area of strategic planning.
	Education:	Holds a Bachelor’s degree in Industrial Engineering from ITESM, an MBA from the University of Chicago Booth School of Business and a Master’s degree in International Commercial Law from ITESM.

Rafael Alberto Suárez Olaguibel Commercial Development Officer	Born:	April 1960
	Gender:	Male
	Joined:	1986
	Appointed to current position:	2019
	Business experience with us:	Has served as Operational Integration Officer, Chief Operating Officer of Latin America and South America Divisions, New Business and Commercial Development Officer, Chief Operating Officer of Latincentro Division, Commercial Planning and Strategic Development Officer, Chief Operating Officer of Mexico, Chief Operating Officer of Argentina, Distribution and Sales Director of Valley of Mexico and Marketing Director of Valley of Mexico.
	Other business experience:	Has worked as Franchises Manager and in other positions at The Coca-Cola Company in Mexico and as professor at ITESM.
	Education:	Holds a degree in Economics and an MBA from ITESM.

Ignacio Echevarría Mendiguren Digital and Technology Officer	Born:	July 1967
	Gender:	Male
	Joined:	2018
	Appointed to current position:	2021
	Business experience with us:	Joined our company in 2018 as information technology director.
	Other business experience:	Has served as Chief Information Officer from 2006 to 2013 in Cobega, S.A. and from 2013 to 2015 in Coca-Cola Iberian Partners. Also, he worked in Coca-Cola European Partners as responsible for certain projects as Vice-president Information Technology Solution Delivery.
	Education:	Holds a Bachelor’s degree in Industrial Engineering from the School of Industrial Engineering of Barcelona and an MBA from the IE University of Madrid.

Compensation of Directors and Officers
For the year ended December 31, 2020, the aggregate compensation of all of our executive officers paid or accrued for services in all capacities was Ps.376.5 million. The aggregate compensation amount includes Ps.219.5 million of cash bonus awards and bonuses paid to certain of our executive officers pursuant to our incentive plan for stock purchases. See “—Bonus Program.”
The aggregate compensation for directors during 2020 was Ps.22.4 million. For each meeting attended in 2020, we paid US$13,000 to each director with foreign residence and nationality and US$9,000 to all other directors.
We paid US$5,000 to each of the members of the Audit, Finance and Planning and the Corporate Practices Committees per each meeting attended, and we paid US$6,500 to the chairman of the Audit Committee per meeting attended.
Our executive officers and senior executives participate in our benefit plans in the same terms as our other employees. Members of our board of directors do not participate in our benefit plans. As of December 31, 2020, amounts accrued for all employees under our pension and retirement plans were Ps.4,311 million, of which Ps.1,201 million are already funded.

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
During the years ended December 31, 2020, 2019 and 2018, the cash-based and share-based bonus expense paid to the eligible participants pursuant to our bonus programs amounted to Ps.747 million, Ps.940 million, and Ps.659 million, respectively.
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
Our board of directors is supported by committees, which are working groups approved at our annual shareholders meeting that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. The following are the three committees of the board of directors:
•Planning and Finance Committee. The Planning and Finance Committee works with management to set our annual and long-term strategic and financial plans and monitors adherence to these plans. It is responsible for setting our optimal capital structure and recommends the appropriate level of borrowing as well as the issuance of securities. Financial risk management is another responsibility of the Planning and Finance Committee. Ricardo Guajardo Touché is the chairman of the Planning and Finance Committee. The other members include: Federico Reyes García, John Murphy, Enrique F. Senior Hernández and Miguel Eduardo Padilla Silva. The secretary non-member of the Planning and Finance Committee is Constantino Spas Montesinos, our Chief Financial Officer.

•Audit Committee. The Audit Committee is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee (such appointment and compensation being subject to the approval of our board of directors); the internal auditing function also reports to the Audit Committee. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, we compensate the independent auditor and any outside advisor hired by the Audit Committee and provide funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. Victor Alberto Tiburcio Celorio is the chairman of the Audit Committee and the “audit committee financial expert.” Pursuant to the Mexican Securities Market Law, the chairman of the Audit Committee is elected at our shareholders meeting. The other members are: Alfonso González Migoya, Charles H. McTier and Francisco Zambrano Rodríguez. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards. The secretary non-member of the Audit Committee is Gerardo Estrada Attolini, FEMSA’s administration and corporate control officer.
•Corporate Practices Committee. The Corporate Practices Committee, which consists exclusively of independent directors, is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders meeting and include matters on the agenda for that meeting that it deems appropriate, approve policies on related party transactions, approve the compensation plan of the chief executive officer and relevant officers, and support our board of directors in the elaboration of related reports. The chairman of the Corporate Practices Committee is Daniel Javier Servitje Montull. Pursuant to the Mexican Securities Market Law, the chairman of the Corporate Practices Committee is elected at our shareholders meeting. The other members include: Jaime A. El Koury, Luis Rubio Freidberg, Luis A. Nicolau Gutiérrez, and two permanent non-member guests, Miguel Eduardo Padilla Silva and José Octavio Reyes Lagunes. The secretary non-member of the Corporate Practices Committee is Karina Paola Awad Pérez, our Human Resources Officer.
Employees
As of December 31, 2020, our headcount was as follows: 53,224 in Mexico and Central America, and 29,110 in South America. In the headcount, we include the employees of third party distributors. The table below sets forth headcount by category for the periods indicated:

	As of December 31,
	2020	2019	2018⁽¹⁾
Executives	871	862	999
Non-union	26,139	23,920	24,548
Union	44,518	48,195	48,350
Employees of third party distributors	10,806	9,209	9,467
Total	82,334	82,186	83,364

(1)    Includes employees of ABASA and Los Volcanes from May 2018, and Monresa from July 2018.
As of December 31, 2020, approximately 54.1% of our employees, most of whom were employed in Mexico, were members of labor unions. We had 181 separate collective bargaining agreements with 101 labor unions. In general, we have a good relationship with the labor unions throughout our operations. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information.”
In 2020 and 2021, in response to the COVID-19 outbreak, we have taken, and continue to take, preventive measures at our facilities to ensure continued operations and to keep our teams healthy and safe. As part of those preventive measures, we advised our employees to reduce large gatherings and increase social distancing, and have directed certain office-based employees to work from home. In addition, we created and implemented internal protocols to respond to any suspected or diagnosed cases of COVID-19 among our workforce. Measures include implementing reinforced health, sanitation and hygiene protocols across our facilities and providing our employees with additional protective equipment such as masks, gloves and sanitizing gels.

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

(1)    FEMSA owns these shares through its wholly owned subsidiary Compañía Internacional de Bebidas, S.A. de C.V. Approximately 74.9% of the voting stock of FEMSA is owned by the technical committee and trust participants under Irrevocable Trust No. 463 established at Banco Invex, S.A. Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee. As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power of the shares deposited in the voting trust: BBVA Bancomer, S.A., as Trustee under Trust No. F/25078-7 (controlled by the estate of Max Michel Suberville), BBVA Bancomer, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), Invex, S.A., as Trustee under Trust No. 3763 (controlled by Garza Lagüera Gonda family), Paulina Garza Lagüera Gonda, Max Brittingham, Maia Brittingham, Bárbara Garza Lagüera Gonda, Bárbara Braniff Garza Lagüera, Eugenia Braniff Garza Lagüera, Lorenza Braniff Garza Lagüera, Mariana Garza Lagüera Gonda, Paula Treviño Garza Lagüera, Inés Treviño Garza Lagüera, Eva Maria Garza Lagüera Gonda, Eugenio Fernández Garza Lagüera, Daniela Fernández Garza Lagüera, Eva María Fernández Garza Lagüera, José Antonio Fernández Garza Lagüera, Consuelo Garza Lagüera de Garza, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), Alfonso Garza Garza, Juan Pablo Garza García, Alfonso Garza García, María José Garza García, Eugenia Maria Garza García, Patricio Garza Garza, Viviana Garza Zambrano, Patricio Garza Zambrano, Marigel Garza Zambrano, Ana Isabel Garza Zambrano, Juan Carlos Garza Garza, José Miguel Garza Celada, Gabriel Eugenio Garza Celada, Ana Cristina Garza Celada, Juan Carlos Garza Celada, Eduardo Garza Garza, Eduardo Garza Páez, Balbina Consuelo Garza Páez, Eugenio Andrés Garza Páez, Eugenio Garza Garza, Camila Garza Garza, Ana Sofía Garza Garza, Celina Garza Garza, Marcela Garza Garza, Carolina Garza Villarreal, Alberto Bailleres González, Maria Teresa Gual de Bailleres, Corbal, S.A. de C.V. (controlled by Alberto Bailleres González), Maria Magdalena Michel y Suberville, David Michel, Juan Maria Pedro David Michel, Monique Berthe Michele Madeleine David Michel, Maria Berta Renee Michel y Suberville, Magdalena Maria Guichard Michel, Rene Cristobal Guichard Michel, Miguel Graciano José Guichard Michel, Graciano Mario Juan Guichard Michel, Juan Bautista Guichard Michel, BBVA Bancomer, S.A., as Trustee under Trust No. F/3038 (controlled by María Berta Michel y Suberville), Invex, S.A., as Trustee under Trust No. F/4165 (controlled by the Michel González family), Franca Servicios, S.A. de C.V. (controlled by the Calderón Rojas family), and BBVA Bancomer, S.A. as Trustee under Trust No. F/29013-0 (controlled by the Calderón Rojas family).
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
As of the date of this annual report and based on public filings with the Securities and Exchange Commission:
•the Bill and Melinda Gates Foundation Trust held 62,147,190 units, or 11.83% of the total amount of our units, which represented 186,441,570 Series B shares, or 11.83% of the total amount of our Series B shares, and 310,735,950 Series L shares, or 11.83% of the total amount of our Series L shares;
•Tweedy, Browne Company LLC held 28,545,080 units, or 5.44% of the total amount of our units, which represented 85,635,240 Series B shares, or 5.44% of the total amount of our Series B shares, and 142,725,400 Series L shares, or 5.44% of the total amount of our Series L shares; and
•BlackRock Fund Advisors held 26,544,995 units, or 5.05% of the total amount of our units, which represented 79,634,985 Series B shares, or 5.05% of the total amount of our Series B shares, and 132,724,975 Series L shares, or 5.05% of the total amount of our Series L shares.

Our Series A shares, owned by FEMSA, are held in Mexico and our Series D shares, owned by The Coca-Cola Company, are held outside of Mexico.
As of the date of this report, we had approximately 24,356,492 ADSs outstanding, representing 46.4% of the total amount of our units, or 46.4% of the total amount of our Series B shares and 46.4% of the total amount of our Series L shares, held by approximately 304 registered holders (including The Depositary Trust Company) with registered addresses outside of Mexico.
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

The Coca-Cola Memorandum
In connection with the acquisition of Panamco in 2003, we established certain understandings primarily relating to operational and business issues with both The Coca-Cola Company and FEMSA that were memorialized in writing prior to completion of the acquisition. Although The Coca-Cola Memorandum has not been amended, we continue to develop our relationship with The Coca-Cola Company (i.e. through, inter alia, acquisitions and taking on new product categories), and we therefore believe that The Coca-Cola Memorandum should be interpreted in the context of subsequent events, some of which have been noted in the description below. The main terms are as follows:
•The shareholder arrangements between two subsidiaries of FEMSA and The Coca-Cola Company and certain of its subsidiaries will continue in place. On February 1, 2010, FEMSA amended its shareholders agreement with The Coca-Cola Company. See “—The Shareholders Agreement.”
•FEMSA will continue to consolidate our financial results under Mexican financial reporting standards. We have complied with Mexican law by transitioning to IFRS as of 2011 and FEMSA currently consolidates our financial results under IFRS.
•The Coca-Cola Company and FEMSA will continue to discuss in good faith the possibility of implementing changes to our capital structure in the future.
•The Coca-Cola Company may require the establishment of a different long-term strategy for Brazil. If, after taking into account our performance in Brazil, The Coca-Cola Company does not consider us to be part of this long-term strategic solution for Brazil, then we will sell our Brazilian franchise to The Coca-Cola Company or its designee at fair market value. Fair market value would be determined by independent investment bankers retained by each party at their own expense pursuant to specified procedures. In light of the performance of our business in Brazil and the fact that The Coca-Cola Company authorized us to acquire four Coca-Cola bottlers in Brazil from 2008 to 2017 and participate in the acquisition of the Brazilian operations of Jugos del Valle, Leão Alimentos, Laticínios Verde Campo Ltda. and the AdeS business in Brazil, we believe that this provision is no longer applicable.
•We would like to keep open strategic alternatives that relate to the integration of sparkling beverages and beer. The Coca-Cola Company, FEMSA and we would explore these alternatives on a market-by-market basis at the appropriate time.
•The Coca-Cola Company agreed to sell to a subsidiary of FEMSA sufficient shares to permit FEMSA to beneficially own 51.0% of our outstanding capital stock (assuming that this subsidiary of FEMSA does not sell any shares and that there are no issuances of our stock other than as contemplated by the acquisition). As a result of this understanding, in November 2006, FEMSA acquired, through a subsidiary, 148,000,000 of our Series D shares from certain subsidiaries of The Coca-Cola Company, representing 9.4% of the total outstanding voting shares and 8.0% of our total outstanding equity, at a price of US$2.888 per share for an aggregate amount of US$427.4 million. Pursuant to our bylaws, the acquired shares were converted from Series D shares to Series A shares.
•We may be entering some markets where significant infrastructure investment may be required. The Coca-Cola Company and FEMSA will conduct a joint study that will outline strategies for these markets, as well as the investment levels required to execute these strategies. Subsequently, it is intended that FEMSA and The Coca-Cola Company will reach an agreement on the level of funding to be provided by each of the partners. The parties intend that this allocation of funding responsibilities would not be overly burdensome for either partner.
Cooperation Framework with The Coca-Cola Company
In July 2016, we announced a new, comprehensive cooperation framework with The Coca-Cola Company. This cooperation framework seeks to maintain a mutually beneficial business relationship over the long term, which will allow both companies to focus on continuing to drive the business forward and generate profitable growth. The cooperation framework contemplates the following main objectives:
•Long-term guidelines in relationship economics: Concentrate prices for sparkling beverages in Mexico gradually increased from July 2017 through July 2019.

•Other Concentrate Price Adjustments. Potential future concentrate price adjustments for sparkling beverages and flavored water in Mexico will consider investment and profitability levels that are beneficial both to us and The Coca-Cola Company.
•Marketing and commercial strategies. We and The Coca-Cola Company are committed to implement marketing and commercial strategies, and productivity programs to maximize profitability. We believe that these initiatives will partially mitigate the effects of concentrate price adjustments.
Related Party Transactions
We believe that our transactions with related parties are on terms comparable to those that would result from arm’s length negotiations with unaffiliated parties and are reviewed and approved by our Corporate Practices Committee and our board of directors.
FEMSA
We regularly engage in transactions with FEMSA and its subsidiaries, including sales of our products. The aggregate amount of these sales was Ps.5,020 million, Ps.5,694 million and Ps.5,200 million in 2020, 2019 and 2018, respectively. Substantially all of these sales consist of sales to FEMSA Comercio, which operates OXXO, the chain of convenience stores.
We also purchase products and receive services from FEMSA and its subsidiaries. The aggregate amount of these purchases was Ps.6,538 million, Ps.7,756 million and Ps.8,878 million in 2020, 2019 and 2018, respectively. These amounts principally relate to raw materials, assets and services provided to us by FEMSA. In 2017, we renewed our service agreement with a subsidiary of FEMSA, which provides for the continued provision of administrative services relating to insurance, legal and tax advice, consulting and advisory services, relations with governmental authorities and certain administrative and internal auditing services that it has been providing since June 1993. In November 2000, we entered into a service agreement with a subsidiary of FEMSA, Solistica, S.A. de C.V., for the transportation of finished products from our bottling plants to our distribution centers within Mexico. Additionally, FEMSA, through its strategic businesses unit, provides logistics services, point-of-sale refrigeration solutions and plastics solutions to us in the countries where we operate.
We also purchase products from Heineken and its subsidiaries (in which FEMSA owns a non-controlling interest) mainly in Brazil. The aggregate amount of these purchases was Ps.11,600 million, Ps.12,755 million and Ps.14,959 million in 2020, 2019 and 2018, respectively. These amounts principally relate to beer and other products.
We distribute and sell Heineken beer products in our Brazilian territories pursuant to the distribution agreement entered into in 1993 with Heineken Brazil. In February 2021, we entered into a new distribution agreement with a five year term, which is subject to automatic renewal based on certain terms and conditions. See “Item 10. Additional Information—Material Agreements.”
FEMSA is also a party to the understandings we have with The Coca-Cola Company relating to specified operational and business issues. A summary of these understandings is set forth under “—Major Shareholders—The Coca-Cola Memorandum.”
The Coca-Cola Company
We regularly engage in transactions with The Coca-Cola Company and its affiliates. We purchase all of our concentrate requirements for Coca-Cola trademark beverages from affiliates of The Coca-Cola Company. Total expenses charged to us by The Coca-Cola Company for concentrates were Ps.32,222 million, Ps.34,063 million and Ps.32,379 million in 2020, 2019 and 2018, respectively. Our company and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also makes contributions to us that we generally use for initiatives that promote volume growth of Coca-Cola trademark beverages, including the placement of coolers with retailers. We received contributions to our marketing expenses of Ps.1,482 million, Ps.2,274 million and Ps.3,542 million in 2020, 2019 and 2018, respectively.
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
We purchase products from Jugos del Valle, a joint business acquired together with The Coca-Cola Company, in the amount of Ps.2,437 million, Ps.2,863 million and Ps.2,872 million in 2020, 2019 and 2018, respectively, which is mainly related to certain juice-based beverages and dairy products that are part of our product portfolio. As of April 8, 2021, we held a 28.8% interest in Jugos del Valle.

We purchase products from Leão Alimentos, a business acquired together with The Coca-Cola Company, in the amount of Ps.1,253 million, Ps.1,867 million and Ps.2,654 million in 2020, 2019 and 2018, respectively, which is mainly related to certain juice-based beverages and teas that are part of our product portfolio. As of April 8, 2021, we held a 24.7% indirect interest in Leão Alimentos.
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
In Mexico, we purchase sparkling beverages in cans from Industria Envasadora de Querétaro, S.A. de C.V., or IEQSA, in which, as of April 8, 2021, we held a 26.5% equity interest. We purchased Ps.226 million, Ps.682 million and Ps.596 million in sparkling beverages from IEQSA in 2020, 2019 and 2018, respectively. We also purchase sugar from Beta San Miguel and PIASA, both sugar-cane producers in which, as of April 8, 2021, we held a 2.7% and 36.4% equity interest, respectively. We purchased Ps.1,023 million, Ps.655 million and Ps.651 million in sugar from Beta San Miguel in 2020, 2019 and 2018, respectively. We purchased Ps.2,123 million, Ps.2,728 million and Ps.2,604 million in sugar from PIASA in 2020, 2019 and 2018, respectively. Until 2018, we purchased cans from Promotora Mexicana de Embotelladores, S.A. de C.V. or PROMESA, a cooperative of Coca-Cola bottlers, in which, as of April 8, 2021, we held a 35.0% interest.
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
Significant Changes
Except as disclosed under “Item 5. Operating and Financial Review and Prospects—General—Outbreak of COVID- 19”, “Item 5. Operating and Financial Review and Prospects—General—Recent Developments Related to our Indebtedness” and “Item 5. Operating and Financial Review and Prospects—General—Other Recent Developments” no significant changes have occurred since the date of the annual financial statements included in this annual report.

Legal Proceedings
We are party to various legal proceedings in the ordinary course of business, including with regards to antitrust, labor, tax and commercial matters. We believe we have appropriate reserves as required under IFRS for these litigation proceedings as of December 31, 2020. Other than as disclosed in this annual report, we are not currently involved in any litigation or arbitration proceeding, including any proceeding that is pending or threatened of which we are aware, which we believe could have, or has had, a material adverse effect on our company. Other legal proceedings that are pending against us or that involve us or our subsidiaries are incidental to the conduct of our and their business. We believe that the ultimate resolution of such other proceedings individually or in an aggregate basis would not have a material adverse effect on our consolidated financial condition or results. For further information, see Notes 25.2.1, 26.6 and 26.7 to our consolidated financial statements.
Arbitration with Heineken Brazil. In July 2017, Heineken Brazil issued a notice of early termination with respect to the agreement under which we distribute and sell Heineken beer products in our Brazilian territories. Because the agreement is scheduled to expire in 2022, this dispute was submitted to an arbitration proceeding. On October 31, 2019, the arbitration tribunal issued an award confirming that the distribution agreement pursuant to which we distribute Kaiser’s portfolio in Brazil, including Heineken beer, shall continue in full force and effect until and including March 19, 2022. Upon the effectiveness of our new distribution agreement with Heineken Brazil (see “Item 10. Additional Information—Material Agreements”), which is subject to various conditions, including the approval of the Brazilian antitrust authorities, we intend to withdraw from this arbitration and waive any rights with respect to any awards or judgments resulting from such arbitration.

Arbitration with Unilever Brazil. In May 2018, Unilever Brazil notified us of its decision to add certain charges to the selling price of AdeS products under the supply agreement with us and other Brazilian bottlers. We and the other Brazilian bottlers disagreed with such charges, and an arbitration proceeding was brought by Unilever Brazil against us and the other Brazilian bottlers. On October 1, 2020, the arbitration tribunal issued a partial award, ruling in favor of us and the other Brazilian bottlers and holding that Unilever Brazil should not add those charges to the selling price of AdeS products. The arbitration proceeding continues with respect to other matters that are still pending resolution.
Legal proceeding against Heineken Brazil. In January 2020, our Brazilian subsidiary, together with the Brazilian association of Coca-Cola bottlers and other Brazilian bottlers, filed a lawsuit against Heineken and Heineken Brazil seeking indemnification and asserting the right to distribute beer Kirin as part of our Heineken portfolio in Brazil. Upon the effectiveness of the new distribution agreement with Heineken Brazil (see “Item 10. Additional Information—Material Agreements”), we intend to withdraw from this legal proceeding and waive any rights with respect to any awards or judgments resulting from such legal proceeding.
Tax Proceeding against KOF Costa Rica. In 2013, the Costa Rican National Institute of Rural Development (Instituto Nacional de Desarrollo Rural or the INDER)) questioned our Costa Rican subsidiary’s method of calculating the contribution to the INDER (excise tax) for the period from 2009 to 2012. Prior to a change in law in November 29, 2012, which specifically provided how to calculate this excise tax (by multiplying a fixed amount in Costa Rican colones by the milliliters of products sold), our Costa Rican subsidiary calculated the excise tax based on production costs. However, the INDER’s interpretation is that the excise tax had to be calculated based on the sales price, including the profit margin, of the products. As a result, the INDER requested the payment of the unpaid contribution amounts for the 2009-2012 period. We filed, through an administrative procedure, an appeal against such requirement, which was denied. We have contested this claim through a legal proceeding, which is still pending resolution and we have filed a motion for a stay of execution until the legal proceeding is finally resolved, through which we offered certain guarantees in favor of the INDER.

For a description of other unsettled lawsuits with tax authorities and other parties, see Note 26.6 to our consolidated financial statements.

Item 9.    The Offer and Listing
ADSs representing our units are listed and trade on the NYSE, and our units are listed and trade on the Mexican Stock Exchange. Each ADS represents 10 units, each unit consisting of 3 Series B shares and 5 Series L shares, in each case deposited under the deposit agreement with the ADS depositary, as amended. Our 2.750% Senior Notes due 2030 and our 1.850% Senior Notes due 2032 are also listed and trade on the NYSE. For more information about our securities, see Exhibit 2.13—Description of Securities Registered under Section 12 of the Exchange Act.
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
The main changes made to our bylaws on January 31, 2019 were the following:
•Article 6 was amended to:
•include the number of shares of our minimum fixed capital stock issued as a result of the Stock Split approved in the shareholders meeting held on such date;
•modify the limitations on share ownership of Series A shares from representing no less than 51.0% of the outstanding common shares with full voting rights to representing no less than 50.1% of the outstanding common shares with full voting rights;
•modify the limitations on share ownership of Series B shares and Series D shares from jointly representing no more than 49.0% of the outstanding common shares with full voting rights to representing no more than 49.9% of the outstanding common shares with full voting rights; and
•include the possibility to unwind in 2024 the units of shares allowing Series B shares and Series L shares to trade separately, through a special shareholders meeting that will require 75.0% of each of the Series B shares and the Series L shares to be present or represented at the meeting, and the favorable vote of holders that represent 51.0% of each of the Series L shares and Series B shares, such unwind becoming effective one year after the approval.
•Several other articles were amended to implement and give effect to the issuance of our units, each unit being comprised of 3 Series B shares and 5 Series L shares.
•Article 26 was amended to provide that the shareholders meeting will determine which series of shares is to reduce the number of directors that such series is entitled to appoint; provided that, the number of directors entitled to be appointed by holders of Series D shares shall remain unchanged, unless otherwise agreed.
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
Purposes
The main corporate purposes of our company include the following:
•to establish, promote and create corporations or companies of any type, as well as to acquire and possess shares or equity participations in such entities;
•to subscribe, buy, sell and carry out all types of transactions involving bonds, shares, equity, participations and securities of any type;
•to provide or receive advisory, consulting or other types of services;
•to conduct business with equipment, raw materials and any other items necessary to the companies in which we have an interest in or with whom we have commercial relations;
•to acquire and dispose of trademarks, tradenames, commercial names, copyrights, patents, inventions, franchises, distributions, concessions and processes;
•to possess, build, lease and operate real and personal property, install or by any other title operate plants, warehouses, workshops, retail or deposits necessary to comply with our corporate purpose; and
•to draw, accept, make, endorse or guarantee negotiable instruments, issue bonds secured with real property or unsecured, and to make us jointly liable, to grant security of any type with regard to obligations entered into by us or by third parties, and in general, to perform the acts, enter into the agreements and carry out other transactions as may be necessary or conducive to our business purpose.
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

Pursuant to the Mexican Securities Market Law, minority shareholders are entitled to a number of protections. These protections include provisions that permit:
•holders of 10.0% of our outstanding capital stock entitled to vote, including in a limited or restricted manner, either individually or as a group, to require the chairman of the board of directors or the chairmen of the Audit or Corporate Practices Committees to call a shareholders meeting;
•holders of 5.0% of our outstanding capital stock, either individually or as a group, to bring an action for liability against our directors, the secretary of the board of directors and certain key officers;
•holders of 10.0% of our outstanding capital stock who are entitled to vote, including in a limited or restricted manner, either individually or as a group, to request at any shareholders meeting that resolutions be postponed with respect to any matter on which they considered they were not sufficiently informed;
•holders of 20.0% of our outstanding capital stock, either individually or as a group, to oppose any resolution adopted at a shareholders meeting in which they are entitled to vote and file a petition for a court order to suspend the resolution temporarily within 15 days following the adjournment of the meeting at which the action was taken, provided that (1) the challenged resolution violates Mexican law or our bylaws, (2) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution and (3) the opposing shareholders deliver a bond to the court to secure payment for any damages that we may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing shareholder; and
•for every 10.0% of our outstanding capital stock who are entitled to vote, including in a limited or restricted manner, held either individually or as a group, to appoint one member of our board of directors and one alternate member of our board of directors up to the maximum number of directors that each series is entitled to appoint under our bylaws; if a holder or group of holders of Series B shares are entitled to appoint a director, the shareholders meeting will reduce the number of directors entitled to be appointed by holders of another series of shares; provided that, the number of directors entitled to be appointed by holders of Series D shares will remain unchanged, unless otherwise agreed.
Shareholders Meetings
General shareholders meetings may be ordinary meetings or extraordinary meetings. Extraordinary meetings are those called to consider certain specific matters as provided in the Mexican General Corporations Law, including: amendments to our bylaws, liquidation, dissolution, merger and transformation from one form of company to another, issuance of preferred stock and increases and reductions of the fixed portion of our capital stock. In addition, our bylaws require an extraordinary meeting to consider the cancellation of the registration of our equity securities with the National Securities Registry (Registro Nacional de Valores or RNV) maintained by the CNBV and the delisting of our equity securities from the Mexican Stock Exchange or any other foreign stock exchanges on which our equity securities may be listed, the amortization of distributable earnings into capital stock, and issuances of treasury shares for future subscription and payment. All other matters, including increases or decreases affecting the variable portion of our capital stock, are considered at an ordinary meeting.

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
The quorum for an extraordinary meeting at which holders of Series L shares are entitled to vote is 82.0% of all of our fully subscribed and paid shares, and resolutions issued at such extraordinary meeting are valid when adopted with the affirmative vote of holders of at least a majority of our fully subscribed and paid shares voting (and not abstaining) at the meeting. The following matters may be approved in such a meeting:
•changes in our corporate form from one type of company to another (other than changing from a variable capital to fixed-capital corporation and vice versa); and
•any merger where we are not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of the Registrant or its subsidiaries.
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
Other Provisions
Authority of the Board of Directors. The board of directors is our main managing body and is authorized to take any action in connection with our operations not expressly reserved to our shareholders. Pursuant to our bylaws, the board of directors must approve, observing at all moments their duty of care and duty of loyalty, among other matters the following:
•any related party transactions outside the ordinary course of our business;
•significant asset transfers or acquisitions;
•guarantees or collateral that represent more than 30.0% of our consolidated assets;
•appointment of officers and managers deemed necessary, as well as the creation of the necessary committees;
•the annual business plan and the five-year business plan and its modifications;
•internal policies;
•the compensation of our chief executive officer and the senior management reporting to the chief executive officer; and
•other transactions that represent more than 1% of our consolidated assets.
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
Fiduciary Duties—Duty of Care. The Mexican Securities Market Law provides that the directors shall act in good faith and in our best interest and in the best interest of our subsidiaries. In order to fulfill its duty, the board of directors may:
•request information about us or our subsidiaries that is reasonably necessary to fulfill its duties;
•require our officers and certain other persons, including the external auditors, to appear at board of directors’ meetings to report to the board of directors;
•postpone board of directors’ meetings for up to three days when a director has not been given sufficient notice of the meeting or in the event that a director has not been provided with the information provided to the other directors; and
•require a matter be discussed and voted upon by the full board of directors in the presence of the secretary of the board of directors.
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
The directors and secretary of the board of directors will be deemed to have violated the duty of loyalty, and will be liable for damages, when they obtain an economic benefit by virtue of their position. Further, the directors will fail to comply with their duty of loyalty if they:
•vote at a board of directors’ meeting or take any action on a matter involving our assets where there is a conflict of interest;
•fail to disclose a conflict of interest during a board of directors’ meeting;

•enter into a voting arrangement to support a particular shareholder or group of shareholders against the other shareholders;
•approve transactions without complying with the requirements of the Mexican Securities Market Law;
•use company property in violation of the policies approved by the board of directors;
•unlawfully use material non-public information; and
•usurp a corporate opportunity for their own benefit or the benefit of a third party, without the prior approval of the board of directors.
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
In the event of actions resulting from any breach of the duty of care and the duty of loyalty, liability is exclusively in our favor. The Mexican Securities Market Law establishes that liability may be imposed on the members and the secretary of the board of directors, as well as to the relevant officers.
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

Material Agreements
We manufacture, package, distribute and sell Coca-Cola trademark beverages under bottler agreements with The Coca-Cola Company. In addition, pursuant to a tradename license agreement with The Coca-Cola Company, we are authorized to use certain trademark names of The Coca-Cola Company in our corporate name. For a discussion of the terms of these agreements, see “Item 4. Information on the Company—Bottler Agreements.”
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
In July 2015, we executed new agreements with DXC Technology (formerly Hewlett Packard) for the outsourcing of technology services in all of our territories. These agreements were in effect until July 2020 and were renewed until March 2023.

In 2016 and 2017, we entered into certain distribution agreements with Monster Energy Company to sell and distribute Monster trademark energy drinks in most of our territories. These agreements have a ten-year term and are automatically renewed for up to two five-year terms.
Since 1993 we distribute and sell Heineken beer products in our Brazilian territories pursuant to our agreement with Heineken Brazil. This agreement was scheduled to expire in 2022. However, in February 2021, we entered into a new distribution agreement with Heineken Brazil that is intended to replace our previous distribution agreement with Heineken Brazil. The effectiveness of this distribution agreement is subject to various conditions, including the approval of the Brazilian antitrust authorities. Pursuant to this new distribution agreement, we will continue to sell and distribute Kaiser, Bavaria and Sol beer brands in Brazil and add the premium brand Eisenbahn and other premium international brands to our portfolio . Upon the effectiveness of the new distribution agreement, we will also cease to sell and distribute Heineken and Amstel beer brands. Moreover, we will have the right to produce and distribute alcoholic beverages and other beers in Brazil based on a certain proportion of Heineken’s portfolio in Brazil. The new distribution agreement has a five-year term and may be automatically renewed for an additional five-year term subject to certain conditions.
See “Item 5. Operating and Financial Review and Prospects—Summary of Significant Debt Instruments” for a brief discussion of certain terms of our significant debt agreements.
See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for a discussion of other transactions and agreements with our affiliates and associated companies.

Taxation
The following summary contains a description of certain U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of our units or ADSs by a holder that is a citizen or resident of the United States, a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the units or ADSs, which we refer to as a U.S. holder, but it does not purport to be a description of all of the possible tax considerations that may be relevant to a decision to purchase, hold or dispose of the units or ADSs. In particular, this discussion does not address all Mexican or U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, dealers, traders who elect to mark to market, tax- exempt entities, insurance companies, certain short-term holders of units or ADSs or investors who hold the units or ADSs as part of a hedge, straddle, conversion or integrated transaction, partnerships or partners therein, non-resident alien individuals present in the United States for 183 days or more or investors who have a “functional currency” other than the U.S. dollar. U.S. holders should be aware that the tax consequences of holding the units or ADSs may be materially different for investors described in the preceding sentence. This summary deals only with U.S. holders that will hold the units or ADSs as capital assets and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10.0% or more of the shares by vote or value (including units) of our company.
This summary is based upon the federal tax laws of the United States and Mexico as in effect on the date of this annual report, including the provisions of the income tax treaty between the United States and Mexico and the protocols thereto, or the Tax Treaty, which are subject to change. The summary does not address any tax consequences under the laws of any state or municipality of Mexico or the United States or the laws of any taxing jurisdiction other than the federal laws of Mexico and the United States. Holders of the units or ADSs should consult their tax advisers as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of units or ADSs, including, in particular, the effect of any foreign, state or local tax laws.
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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder of our units or ADSs generally is subject to taxation at the preferential rates applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid to holders of our units or ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purposes of the qualified dividend rules, or the dividends are paid with respect to ADSs that are readily tradable on an established U.S. securities market and (2) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2020 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2021 taxable year.
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
Specified Foreign Financial Assets. Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the units and ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the units or ADSs, including the application of the rules to their particular circumstances.
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

Documents On Display
We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Filings we make electronically with the SEC are available to the public on the Internet at the SEC’s website at www.sec.gov and at our website at www.coca-colafemsa.com (this URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report.)
Item 11.    Quantitative and Qualitative Disclosures about Market Risk
As part of our risk management strategy, we use derivative financial instruments with the purpose of (1) achieving a desired liability structure with a balanced risk profile, (2) managing the exposure to raw material costs and (3) hedging balance sheet and cash flow exposures to foreign currency fluctuation. We do not use derivative financial instruments for speculative or profit-generating purposes. We track the fair value (mark to market) of our derivative financial instruments and its possible changes using scenario analyses.
Interest Rate Risk
Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2020, we had total indebtedness of Ps.87,478 million, of which 85.1% bore interest at fixed interest rates and 14.9% bore interest at variable interest rates. After giving effect to our swap contracts, as of December 31, 2020, 14.9% (or 7.4% calculated based on the weighted average life of our outstanding debt), was variable-rate. The interest rate on our variable rate debt denominated in Mexican pesos has historically been determined by reference to the TIIE; the interest rate on our variable rate debt denominated in Colombian pesos is generally determined by reference to the Banking Reference Index, or IBR for its initials in Spanish; the interest rate on our variable rate debt denominated in Argentine pesos is generally determined by reference to the Buenos Aires Deposits of Large Amounts Rate, or BADLAR; and the interest rate on our variable rate debt denominated in Brazilian reais is generally determined by reference to the Brazilian Interbank Deposit Rate (Certificado de Depósitos Interfinanceiros). If these reference rates increase, our interest payments would consequently increase.
The table below provides information about our financial instruments that are sensitive to changes in interest rates, without giving effect to interest rate swaps. The table presents weighted average interest rates by expected contractual maturity dates. Weighted average variable rates are based on the reference rates on December 31, 2020, plus spreads, contracted by us. The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos, Brazilian reais, Colombian pesos, Argentine pesos and Uruguayan pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, converted at an exchange rate of Ps.19.95 Mexican pesos per U.S. dollar reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2020.
The table below also includes the fair value of total debt based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities. Furthermore, the fair value of notes payable is based on quoted market prices on December 31, 2020. As of December 31, 2020, the fair value represents a loss amount of Ps.8,585 million.

Principal by Year of Maturity

	As of December 31, 2020							As of December 31, 2019
	2021	2022	2023	2024	2025 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
Short and Long-Term Debt and Notes:
Fixed Rate Debt and Notes
U.S. dollars (Notes)	—	—	—	—	50,598	50,598	57,967	37,575
Interest Rate(1)					3.09%	3.09%		4.48%
U.S. dollars (Bank Loans)	—	—	—	—	—	—	—	—
Interest Rate(1)
U.S. dollars (Financial Leasing)	—	—	—	—	—	—	—	—
Interest Rate(1)
Mexican pesos (Certificados Bursátiles)	2,500	—	7,497	—	11,486	21,483	22,638	18,484
Interest Rate(1)	8.27%		5.46%		7.73%	7.00%		6.95%
Mexican pesos (Bank Loans)	—	—	—	—	—	—	—	—
Interest Rate(1)
Brazilian reais (Bank Loans)	59	50	29	19	—	157	157	309
Interest Rate(1)	6.04%	6.05%	6.40%	6.62%		6.18%		6.05%
Brazilian reais (Notes Payable)	—	—	—	—	—	—	—	—
Interest Rate
Colombian pesos (Bank Loans)	—	—	—	—	—	—	—	230
Interest Rate(1)								4.37%
Uruguayan pesos (Bank Loans)	1,268	261	—	—	—	1,529	1,530	1,329
Interest Rate(1)	12.19%	8.04%				11.48%		10.09%
Argentine pesos (Bank Loans)	711	—	—	—	—	711	711	126
Interest Rate(1)	44.73%					44.73%		63.50%
Total Fixed Rate	4,538	311	7,526	19	62,084	74,478	83,003	58,053

	As of December 31, 2020							As of December 31, 2019
	2021	2022	2023	2024	2025 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
	(in millions of Mexican pesos, except percentages)
Variable Rate Debt
U.S. dollars (Notes)	—	—	—	—	—	—	—	—
Interest Rate(1)
U.S. dollars (Bank Loans)	—	—	—	—	—	—	—	—
Interest Rate(1)
U.S. dollars (Financial Leasing)	—	—	—	—	—	—	—	—
Interest Rate(1)
Mexican pesos (Certificados Bursátiles)	—	1,459	—	—	1,722	3,181	3,176	1,459
Interest Rate(1)		4.73%			4.56%	4.64%		7.99%
Mexican pesos (Bank Loans)	—	—	—	—	9,335	9,335	9,400	9,358
Interest Rate(1)					5.04%	5.04%		8.20%
Brazilian reais (Bank Loans)	43	5	—	—	—	48	48	242
Interest Rate(1)	8.45%	8.37%				8.44%		7.82%
Brazilian reais (Notes Payable)	—	—	—	—	—	—	—	—
Interest Rate
Colombian pesos (Bank Loans)	436	—	—	—	—	436	436	833
Interest Rate(1)	3.08%					3.08%		5.12%
Uruguayan pesos (Bank Loans)	—	—	—	—	—	—	—	—
Interest Rate(1)
Argentine pesos (Bank Loans)	—	—	—	—	—	—	—	32
Interest Rate(1)						—		54.25%
Total Variable Rate	479	1,464	—	—	11,057	13,000	13,060	11,924
Total Debt	5,017	1,775	7,526	19	73,141	87,478	96,063	69,977

	As of December 31, 2020							As of December 31, 2019
	2021	2022	2023	2024	2025 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
	(in millions of Mexican pesos, except percentages)
Derivative Financial Instruments:
Cross-Currency Swaps (Mexican pesos)							(242)
Notional to pay	—	—	1,717	—	10,761	12,477		18,533
Notional to receive	—	—	1,795	—	10,772	12,568		17,714
Interest pay rate	—	—	8.23%	—	8.91%	8.82%		9.32%
Interest receive rate	—	—	3.25%	—	3.56%	3.52%		4.32%
Cross-Currency Swaps (Brazilian reais)							2,108
Notional to pay	—	—	7,378	—	—	7,378		12,677
Notional to receive	—	—	9,575	—	—	9,575		13,411
Interest pay rate	—	—	9.52%	—	—	9.52%		—
Interest receive rate	—	—	3.88%	—	—	3.88%		—
Cross-Currency Swaps (Colombian pesos)							(242)
Notional to pay	—	—	1,717	—	12,477	—		18,533
Notional to receive	—	—	1,795	—	12,568	—		17,714
Interest pay rate	—	—	8.23%	—	8.82%	—		9.32%
Interest receive rate	—	—	3.25%	—	3.52%	—		4.32%

(1)    Interest rates are weighted average contractual annual rates.
A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to our variable-rate financial instruments held during 2020 would have increased our interest expense by Ps.102 million, or 1.6% over our interest expense of 2020, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest rate swap and cross-currency swap agreements.
Foreign Currency Exchange Rate Risk
Our principal exchange rate risk involves changes in the value of the local currencies of each country where we operate, relative to the U.S. dollar. In 2020, the percentage of our consolidated total revenues was denominated as follows:
Total Revenues by Currency in 2020

Currency	%
Mexican peso	47.8
Brazilian real	30.6
Central America(1)	10.3
Colombian peso	6.6
Argentine peso	3.0
Uruguayan peso	1.7

(1)    Includes Guatemalan Quetzales, Nicaraguan Cordobas, Costa Rican Colones and Panamanian Balboas.

We estimate that approximately 19.7% of our consolidated costs of goods sold are denominated in or linked to the U.S. dollar. Substantially all of our costs denominated in a foreign currency, other than the functional currency of each country where we operate, are denominated in U.S. dollars. During 2020, we entered into forwards and options to hedge part of our Mexican peso, Brazilian real, Colombian peso, and Argentine peso fluctuation risk relative to our raw material costs denominated in U.S. dollars. We selectively hedge our exposure to the U.S. dollar with respect to certain local currencies, our U.S. dollar-denominated debt obligations and the purchase of certain U.S. dollar-denominated raw materials. These instruments are considered hedges for accounting purposes. As of December 31, 2020, 54.4% of our indebtedness was denominated in Mexican pesos, 8.9% in Brazilian reais, 33.2% in U.S. dollars, 1.8% in Uruguayan pesos, 1.0% in Colombian pesos and 0.8% in Argentine pesos (including the effects of our derivative contracts as of December 31, 2020, including cross currency swaps from U.S. dollars to Mexican pesos and U.S. dollars to Brazilian reais). Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency-denominated operating costs and expenses and of the debt service obligations with respect to our foreign currency-denominated debt. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency denominated-indebtedness is increased. See also “Item 3. Key Information—Risk Factors—Depreciation of the local currencies of the countries where we operate relative to the U.S. dollar could adversely affect our financial condition and results.”
A hypothetical and instantaneous 10.0% depreciation in the value of each local currency in the countries where we operate relative to the U.S. dollar occurring on December 31, 2020, would have resulted in a foreign exchange gain of Ps.287 million, based on our U.S. dollar-denominated indebtedness, cross-currency swap agreements and U.S. dollar cash balance.
As of April 2, 2021, the currencies of all the countries where we operate have appreciated or depreciated relative to the U.S. dollar compared to December 31, 2020 as follows:

	Exchange Rate As of April 2, 2021	Depreciation or (Appreciation)
Mexico	20.31	2.08%
Guatemala	7.71	(1.01)%
Nicaragua	35	0.50%
Costa Rica	615.13	(0.35)%
Panama	1	—%
Colombia	3678.62	7.17%
Brazil	5.68	9.39%
Argentina	92.24	9.61%
Uruguay	44.22	4.44%

A hypothetical, instantaneous and unfavorable 10.0% devaluation in the value of the currencies of each of the countries where we operate relative to the U.S. dollar as of December 31, 2020, would produce a reduction in equity of approximately the following amounts:

Reduction in Equity
(in millions of Mexican pesos)
Mexico	772
Colombia	570
Brazil	4,096
Argentina	123
Central America(1)	1,115
Uruguay	234

(1)    Includes Guatemala, Nicaragua, Costa Rica and Panama.

Equity Risk
As of December 31, 2020, we did not have any equity derivative agreements.

Commodity Price Risk
During 2020, we entered into futures contracts to hedge the cost of sugar and aluminum in Brazil, we entered into forward contracts to hedge the cost of aluminum and PET resin in Mexico, the cost of aluminum in Argentina and the cost of sugar and PET resin in Uruguay. The notional value of the sugar hedges was Ps.1,626 million as of December 31, 2020, with a positive fair value of Ps.319 million with maturities in 2021 and 2022. The notional value of the aluminum hedges was Ps.794 million as of December 31, 2020, with a positive fair value of Ps.142 million with maturities in 2021 and 2022, and the notional values of the PET resin hedges was Ps.729 million as of December 31, 2020, with a negative value of Ps.65 million with maturities in 2021. See Note 21 to our consolidated financial statements.
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
Direct and indirect reimbursements by the depositary
The depositary may reimburse us for certain expenses we incur in connection with the ADS program, subject to a ceiling agreed between us and the depositary. These reimbursable expenses may include listing fees, fees payable to service providers for the distribution of material to ADR holders and dividend fees. For the year ended December 31, 2020, this amount was US$417,642.71.
Item 13.    Defaults, Dividend Arrearages and Delinquencies.
Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.
Not applicable.
Item 15.    Controls and Procedures
(a)    Disclosure Controls and Procedures
We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), our management concluded that our internal control over financial reporting was effective as of December 31, 2020.
(c)    Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Coca-Cola FEMSA, S.A.B. de C.V.

Opinion on internal Control over Financial Reporting

We have audited Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion, Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (“the Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes, and our report dated April 8, 2021, expressed an unqualified opinion thereon.

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
April 8, 2021

(d) Changes in Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16.B.    Code of Ethics
We have adopted a code of ethics, within the meaning of this Item 16.B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to members of our board of directors, employees and all persons acting on behalf of Coca-Cola FEMSA, as well as any third party with which Coca-Cola FEMSA engages. Our code of ethics is available on our website at www.coca-colafemsa.com. If we amend the provisions of our code of ethics, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address. In accordance with our code of ethics, we have developed a whistleblower system available to our employees, suppliers and the general public, to which complaints may be reported.

Item 16.C.    Principal Accountant Fees and Services
Audit and Non-Audit Fees
The following table summarizes the aggregate fees billed to us by Mancera, S.C. and other Ernst & Young practices (collectively, Ernst & Young) during the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018:

	Year Ended December 31,
	2020	2019	2018
	(in millions of Mexican pesos)
Audit fees	76	74	80
Audit-related fees	18	10	11
Tax fees	8	9	16
Total fees	102	93	107

Audit Fees. Audit fees in the above table are the aggregate fees billed by Ernst & Young in connection with the audit of our annual financial statements and the review of our quarterly financial information and statutory audits.
Audit-related Fees. Audit-related fees in the above table are the aggregate fees billed by Ernst & Young for assurance and other services related to the performance of the audit, mainly in connection with debt issuances and other audit related services.
Tax Fees. Tax fees in the above table are fees billed by Ernst & Young for services based upon existing facts and prior transactions in order to assist us in documenting, computing and obtaining government approval for amounts included in tax filings such as transfer pricing documentation and requests for technical advice from taxing authorities.
All Other Fees. For the years ended December 31, 2020, 2019 and 2018, there were no other fees.
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

Item 16.E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
We did not directly purchase any of our equity securities in 2020. The following table presents purchases of units consisting of 3 Series B shares and 5 Series L shares in 2020 by trusts that FEMSA administers in connection with our bonus incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees—Bonus Program.”
Purchases of Equity Securities

	Total Number of Units Purchased by trusts that FEMSA administers in connection with our bonus incentive plans	Average Price Paid per Unit	Total Number of Units Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Units that May Yet Be Purchased Under the Plans or Programs
Total	921,125	92.5085	—	—

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
Code of business conduct and ethics: We have adopted a code of ethics, within the meaning of Item 16.B of SEC Form 20-F. Our code of ethics applies to the members of our board of directors, employees and all persons acting on behalf of Coca-Cola FEMSA, as well as any third party with which Coca-Cola FEMSA engages. Our code of ethics is available on our website at www.coca-colafemsa.com. If we amend the provisions of our code of ethics, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

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

Exhibit 2.6
Fourth Supplemental Indenture dated as of October 18, 2013 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S. de R.L. de C.V., as existing guarantors, Controladora Interamericana de Bebidas, S. de R.L. de C.V., as additional guarantor, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No.333- 187275)).

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

Exhibit 2.11
Ninth Supplemental Indenture dated as of January 22, 2020 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V. and Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V., as guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 2.11 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 17, 2020 (File No. 1-12260)).

Exhibit 2.12
Tenth Supplemental Indenture dated as of September 1, 2020 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V. and Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V., as guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Report on Form 6-K furnished on September 1, 2020 (File No. 1-12260)).

Exhibit 2.13	Description of Securities Registered Under Section 12 of the Exchange Act.
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

Exhibit 8.1	Significant Subsidiaries.
Exhibit 12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 8, 2021.
Exhibit 12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 8, 2021.

Exhibit 13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 8, 2021.
Exhibit 15.1	Consent letter of Mancera, S.C., a member practice of Ernst & Young Global.

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
Date: April 8, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Coca-Cola FEMSA, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (“the Company”) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 8, 2021 expressed an unqualified opinion thereon.

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

Impairment of distribution rights and goodwill

Description of the Matter	At December 31, 2020, the Company has distribution rights and goodwill with an aggregate carrying value of approximately Ps. 100,082 million. As explained in Note 13 to the consolidated financial statements, distribution rights and goodwill are tested for impairment annually at the Cash Generating Unit (CGU) level. Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value-in-use.

Auditing management’s annual distribution rights and goodwill impairment tests was complex and highly judgmental due to the significant estimation required to determine the fair value of the CGUs. In particular, the fair value estimates were sensitive to significant assumptions, such as the weighted average cost of capital, revenue growth rate, operating margin, working capital and terminal value, which are affected by expected future market or economic conditions, particularly those in emerging markets.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls, over the Company’s distribution rights and goodwill impairment review processes, including controls over management’s review of the significant assumptions described above, that address the risks of material misstatement relating to the realizability of deferred tax assets based on this projections, prospective financial information and the valuation model used to develop such estimates.

To test the estimated fair value of the Company’s CGUs, we performed audit procedures that included, among others, assessing methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. We assessed the historical accuracy of management’s estimates and projections by (i) comparing them to actual and obtaining appropriate explanations for the differences (ii) examining and challenging management’s support for the current estimates and projections (iii) comparing them to industry and economic trends and (iv) evaluating whether changes to the Company’s business model, customer base or product mix and other factors would significantly affect the prospective financial information and, thus the fair value of the CGUs that would result from changes in the assumptions, focusing mainly on the projected compound annual growth rates and weighted average cost of capital. We also involved one of our valuation specialists to assist in the evaluation of the significant assumptions and methodology used by the Company.

We also evaluated the adequacy of the related disclosures made in the consolidated financial statements.

Recoverability of deferred tax assets

Description of the Matter	As described in Note 25 to the consolidated financial statements, the Company had recognized deferred tax assets arising from net operating loss carryforwards (NOLs) of approximately Ps. 6,915 million and recoverable tax credits of approximately Ps.2,594 million. The NOLs were generated primarily by the Brazilian and Mexican operations and attributable to tax deductions of goodwill amortization generated from recent business acquisitions in Brazil and to remeasurement effects of foreign currency denominated borrowings by the Mexican entities. The recoverable tax credits correspond to income tax credits generated in Mexico arising from dividends received from foreign subsidiaries.

Auditing management’s assessment of the realizability of its deferred tax assets arising from NOLs and recoverable tax credits involved complex auditor judgment because management’s estimate of realizability is based on assessing the probability, timing and sufficiency of future taxable profits, expected reversals of taxable temporary differences and available tax planning opportunities that will create future taxable income; these projections are sensitive because they can be affected by variabilities in management’s projections and future market and economic conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls that address the risks of material misstatement relating to the realizability of deferred tax assets, including controls over management’s projections of future taxable income, analysis of the scheduled future reversal of existing taxable temporary differences and the identification of available tax planning opportunities.

To test the realizability of deferred tax assets arising from NOLs and recoverable tax credits, we performed audit procedures, among others, on the management´s estimates of future taxable income in Brazil and Mexico by assessing the estimates underlying the prospective financial information, such as growth rates, discount rates, and other key assumptions and comparing them with industry and economic trends and evaluating whether changes to the Company’s business model and other factors would significantly affect the prospective financial information. We also involved one of our specialists to assist in the evaluation of the significant assumptions and methodology used by the Company.

In addition, with the assistance of our tax professionals, we assessed the application of the tax laws, including to the Company's future tax planning opportunities and tested the Company´s scheduling of the timing and amounts of reversal of taxable temporary differences.

We also evaluated the adequacy of the related disclosures made in the consolidated financial statements.

Mancera, S.C.
A member practice of
Ernst & Young Global Limited

/s/ MANCERA, S.C.
We have served as the Company’s auditor since 2008
Mexico City, Mexico
April 8, 2021

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Financial Position
At December 31, 2020 and 2019
In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps. )

	Note	December 2020 (1)	December 2020	December 2019 (2)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	$ 2,187	Ps. 43,497	Ps. 20,491
Trade receivables, net	7	579	11,523	15,476
Inventories	8	489	9,727	10,538
Recoverable taxes	25	275	5,471	7,567
Other current financial assets	9	24	478	1,076
Other current assets	9	88	1,744	1,648
Total current assets		3,642	72,440	56,796
Non-current assets:
Investments in other entities	10	383	7,623	9,751
Right-of-use assets	11	64	1,278	1,382
Property, plant and equipment, net	12	2,989	59,460	61,187
Intangible assets, net	13	5,227	103,971	112,050
Deferred tax assets	25	560	11,143	10,432
Other non-current financial assets	14	136	2,699	204
Other non-current assets	14	224	4,452	6,037
Total non-current assets		9,583	190,626	201,043
TOTAL ASSETS		$ 13,225	Ps. 263,066	Ps. 257,839
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Bank loans and notes payable	19	$ 83	Ps. 1,645	Ps. 882
Current portion of non-current debt	19	170	3,372	10,603
Current portion of lease liabilities	11	28	560	483
Interest payable		36	712	439
Suppliers		864	17,195	19,832
Accrued liabilities		503	10,013	10,331
Taxes payable		372	7,400	7,156
Other current financial liabilities	26	98	1,948	1,284
Total current liabilities		2,154	42,845	51,010
NON-CURRENT LIABILITIES
Bank loans and notes payable	19	4,145	82,461	58,492
Post-employment and other non-current employee benefits	17	193	3,838	3,293
Non-current portion of lease liabilities	11	38	746	900
Deferred tax liabilities	25	124	2,474	3,771
Other non-current financial liabilities	26	47	934	1,897
Provisions and other non-current liabilities	26	368	7,311	8,791
Total non-current liabilities		4,915	97,764	77,144

TOTAL LIABILITIES		7,069	140,609	128,154
EQUITY
Common stock	23	104	2,060	2,060
Additional paid-in capital		2,290	45,560	45,560
Retained earnings		3,815	75,917	75,820
Other equity instruments		(87)	(1,740)	(1,740)
Accumulated other comprehensive income		(247)	(4,923)	1,234
Equity attributable to equity holders of the parent		5,875	116,874	122,934
Non-controlling interest in consolidated subsidiaries	22	281	5,583	6,751
TOTAL EQUITY		6,156	122,457	129,685
TOTAL LIABILITIES AND EQUITY		$ 13,225	Ps. 263,066	Ps. 257,839
(1) Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2) The Company initially adopted IFRS 16 on January 1, 2019 using the modified retrospective approach under which the comparative information is not restated. – See Note 3.18

The accompanying notes are an integral part of these consolidated statements of financial position.

Consolidated Income Statements
For the years ended December 31, 2020, 2019 and 2018
In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.) except for earnings per share amounts

	Note	2020 (1)	2020		2019 (2)		2018

Net sales		$9,126	Ps.	181,520	Ps.	192,342	Ps.	181,823
Other operating revenues		105	2,095		2,129		519
Total revenues		9,231	183,615		194,471		182,342
Cost of goods sold		5,068	100,804		106,964		98,404
Gross profit		4,163	82,811		87,507		83,938
Administrative expenses		397	7,891		8,427		7,999
Selling expenses		2,441	48,553		52,110		49,925
Other income	20	75	1,494		1,890		569
Other expenses	20	256	5,105		4,380		2,450
Interest expense	19	397	7,894		6,904		7,568
Interest income		53	1,047		1,230		1,004
Foreign exchange gain (loss), net		—	4		(330)		(277)
Gain on monetary position for subsidiaries in hyperinflationary economies		19	376		221		212
Market value (loss) on financial instruments	21	(11)	(212)		(288)		(314)
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		808	16,077		18,409		17,190
Income taxes	25	273	5,428		5,648		5,260
Share in the (loss) of equity accounted investees, net of taxes	10	(14)	(281)		(131)		(226)
Net income from continuing operations		521	10,368		12,630		11,704
Net income after tax from discontinued operations	5	—	—		—		3,366
CONSOLIDATED NET INCOME		$521	Ps.	10,368	Ps.	12,630	Ps.	15,070
Attributable to:
Equity holders of the parent- continuing operations		$518	Ps.	10,307	Ps.	12,101	Ps.	10,936
Equity holders of the parent- discontinued operations		—	—		—		2,975
Non-controlling interest from continuing operations		3	61		529		768
Non-controlling interest from discontinued operations		$—	Ps.	—	Ps.	—	Ps.	391
Consolidated comprehensive income of the year, net of tax		$521	Ps.	10,368	Ps.	12,630	Ps.	15,070
Earnings per share- Equity holders of the parent (U.S. dollars and Mexican pesos)(3):

Basic controlling interest net income (loss) from continuing operations	24	0.03	0.61		0.72		0.65
Basic controlling interest net income from discontinued operations	24	—	—		—		0.18
Diluted controlling interest net income (loss) from continuing operations	24	0.03	0.61		0.72		0.65
Diluted controlling interest net income from discontinued operations	24	—	—		—		0.18
(1) Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2) The Company initially adopted IFRS 16 on January 1, 2019 using the modified retrospective approach under which the comparative information is not restated – See note 3.18
(3) 2018 data have been revised for the effect of the March 22, 2019 eight to one stock split – See Note 23
The accompanying notes are an integral part of these consolidated income statements.

Consolidated Statements of Comprehensive Income
For the years ended December 31, 2020, 2019 and 2018
In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	Note	2020 (1)	2020	2019 (2)	2018
CONSOLIDATED NET INCOME		$ 521	Ps. 10,368	Ps. 12,630	Ps. 15,070
Other comprehensive income, net of taxes:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments, net of taxes	21	27	543	(835)	(437)
Exchange differences on the translation of foreign operations and associates		(379)	(7,543)	(5,579)	(7,234)
Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods		(352)	(7,000)	(6,414)	(7,671)
Items that will not be reclassified to profit or loss in subsequent periods:
Loss from equity financial asset classified at FVOCI		—	—	(216)	(1,039)
Re-measurements of the net defined benefit liability, net of taxes	17	(16)	(318)	(511)	259
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods		(16)	(318)	(727)	(780)
Total other comprehensive (loss) income, net of tax		(368)	(7,318)	(7,141)	(8,451)
Consolidated comprehensive income for the year, net of tax		$ 153	3,050	Ps. 5,489	Ps. 6,619

Attributable to:
Equity holders of the parent from continuing operations		$ 208	Ps. 4,150	Ps. 5,541	Ps. 3,984
Equity holders of the parent from discontinued operations		—	—	—	2,817
Non-controlling interest from continuing operations		(55)	(1,100)	(52)	(421)
Non-controlling interest from discontinued operations		—	—	—	239
Consolidated comprehensive income for the year, net of tax		$ 153	Ps. 3,050	Ps. 5,489	Ps. 6,619

(1) Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2) The Company initially adopted IFRS 16 at January 1, 2019 using the modified retrospective approach under which the comparative information is not restated. – See Note 3.18

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

Consolidated Statements of Changes in Equity
For the years ended December 31, 2020, 2019 and 2018
In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	Common stock	Additional paid-in capital	Retained earnings	Other equity instruments	Valuation of the effective portion of derivative financial instruments	Exchange differences on translation of foreign operations and associates	Remeasurements of the net defined benefit liability	Equity attributable to equity holders of the parent	Non-controlling interest	Total equity
Balances as of January 1, 2018	2,060	45,560	64,397	(485)	247	13,968	(567)	125,180	18,129	143,309
Consolidated net income	—	—	13,911	—	—	—	—	13,911	1,159	15,070
Other comprehensive (loss) income, net of tax	—	—	—	(1,039)	(396)	(5,897)	223	(7,109)	(1,342)	(8,451)
Total comprehensive income	—	—	13,911	(1,039)	(396)	(5,897)	223	6,802	(183)	6,619
Dividends declared	—	—	(7,038)	—	—	—	—	(7,038)	—	(7,038)
Sale of Philippines operations	—	—	—	—	—	—	—	—	(11,140)	(11,140)
Balances as of December 31, 2018	2,060	45,560	71,270	(1,524)	(149)	8,071	(344)	124,944	6,806	131,750
Accounting standard adoption effects (see Note 2.4)	—	—	(114)	—	—	—	—	(114)	—	(114)
Balances as of January 1, 2019	2,060	45,560	71,156	(1,524)	(149)	8,071	(344)	124,830	6,806	131,636
Consolidated net income	—	—	12,101	—	—	—	—	12,101	529	12,630
Other comprehensive (loss) income, net of tax	—	—	—	(216)	(819)	(5,014)	(511)	(6,560)	(581)	(7,141)
Total comprehensive income (loss)	—	—	12,101	(216)	(819)	(5,014)	(511)	5,541	(52)	5,489
Dividends declared	—	—	(7,437)	—	—	—	—	(7,437)	(3)	(7,440)
Balances as of December 31, 2019	2,060	45,560	75,820	(1,740)	(968)	3,057	(855)	122,934	6,751	129,685
Consolidated net income	—	—	10,307	—	—	—	—	10,307	61	10,368
Other comprehensive (loss) income, net of tax	—	—	—	—	443	(6,070)	(318)	(5,945)	(1,161)	(7,106)
Sale of Joint Venture	—	—	—	—	—	(212)	—	(212)	—	(212)
Total comprehensive income (loss)	—	—	10,307	—	443	(6,282)	(318)	4,150	(1,100)	3,050
Dividends declared	—	—	(10,210)	—	—	—	—	(10,210)	(68)	(10,278)
Balances as of December 31, 2020	Ps.2,060	Ps.45,560	Ps.75,917	Ps.(1,740)	Ps.(525)	Ps.(3,225)	Ps.(1,173)	Ps.116,874	Ps.5,583	Ps.122,457

The accompanying notes are an integral part of these consolidated statements of changes in equity.

Consolidated Statements of Cash Flows
For the years ended December 31, 2020, 2019 and 2018
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	2020 (1)	2020	2019 (2)	2018
OPERATING ACTIVITIES:
Income before income taxes from continuing operations	$ 794	Ps. 15,796	Ps. 18,278	Ps. 16,964
Adjustments for:
Non-cash operating (income) expenses	(66)	(1,319)	(2,409)	1,296
Depreciation	423	8,415	8,387	8,404
Depreciation right-of-use	30	596	555	—
Amortization	51	1,020	1,062	998
Amortization prepaid expenses	29	577	638	626
(Income) on disposal of long-lived assets	(5)	(96)	(42)	(178)
Write-off of long-lived assets	15	291	318	103
Write-off of intangible assets	19	375	—	—
Share of the loss of associates and joint ventures accounted for using the equity method, net of taxes	14	281	131	226
Interest income	(53)	(1,047)	(1,230)	(1,004)
Interest expense	397	7,894	6,904	5,198
Foreign exchange (income) loss, net	—	(4)	330	277
Non-cash movements in post-employment and other non-current employee benefits obligations	18	368	239	219
Impairment	126	2,501	948	432
Monetary position gain, net	(19)	(376)	(221)	(212)
Market value loss on financial instruments	11	212	288	2,370
Increase / decrease:
Accounts receivable and other current assets	153	3,040	(1,858)	(2,097)
Other current financial assets	(28)	(552)	(100)	(396)
Inventories	10	190	(1,140)	(1,386)
Suppliers and other accounts payable	(52)	(1,037)	5,726	1,666
Other liabilities	19	378	(231)	381
Employee benefits paid	(27)	(528)	(478)	(124)
Other Tax	159	3,162	404	6
Income taxes paid	(251)	(4,990)	(5,210)	(6,188)
Net cash flows generated from operating activities from continuing operations	1,767	35,147	31,289	27,581
Income before income taxes from discontinued operations	—	—	—	1,308
Net cash flows generated from operation activities from discontinued operations	—	—	—	654
INVESTING ACTIVITIES:
Acquisition and mergers, net of cash acquired (see Note 4)	—	—	—	(5,692)
Proceed from sale of subsidiary, net of cash disposed	—	—	—	7,649
Interest received	53	1,047	1,230	1,004
Acquisitions of long-lived assets	(485)	(9,655)	(10,324)	(9,917)
Proceeds from the sale of long-lived assets	14	274	330	399
Acquisitions of intangible assets	(15)	(289)	(698)	(674)
Other non-current assets	(16)	(325)	(711)	(681)
Dividends received from investments in associates and joint ventures (Note 10)	1	16	1	8
Investments in financial assets, net	(79)	(1,576)	(572)	(387)
Net cash flows (used in) investing activities from continuing operations	$ (527)	Ps. (10,508)	Ps. (10,744)	Ps. (8,291)

Net cash flows (used in) investing activities from discontinued operations	$ —	Ps. —	Ps. —	Ps. (962)
FINANCING ACTIVITIES:
Proceeds from borrowings	3,132	62,297	10,736	15,426
Repayments of borrowings	(2,272)	(45,187)	(20,460)	(15,957)
Interest paid	(307)	(6,102)	(4,682)	(4,984)
Dividends paid	(517)	(10,278)	(7,440)	(7,038)
Interest paid on lease liabilities	(5)	(105)	(129)	—
Payments of leases	(29)	(573)	(492)	—
Other financing activities	18	365	(327)	(1,682)
Net cash flows (used in) financing activities from continuing operations	20	417	(22,794)	(14,235)
Net cash flows (used in) financing activities from discontinued operations	—	—	—	(37)
Net increase (decrease) in cash and cash equivalents from continuing operations	1,260	25,056	(2,249)	5,055
Net increase (decrease) in cash and cash equivalents from discontinued operations	—	—	—	963
Cash and cash equivalents at the beginning of the period	1,030	20,491	23,727	18,767
Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies	(103)	(2,050)	(987)	(1,058)
Cash and cash equivalents at the end of the period	$ 2,187	Ps. 43,497	Ps. 20,491	Ps. 23,727

(1)Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2)The Company initially adopted IFRS 16 at January 1, 2019 using the modified retrospective approach under which the comparative information is not restated. – See Note 3.18

The accompanying notes are an integral part of these consolidated statements of cash flows.

Notes to the Consolidated Statements
For the years ended December 31, 2020, 2019 and 2018
Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)
Note 1. Activities of the Company
Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA”) is a Mexican corporation, mainly engaged in acquiring, holding and transferring all types of bonds, shares and marketable securities. Coca-Cola FEMSA and its subsidiaries (the “Company”), are engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Brazil, Uruguay, Argentina and until November 2018 the Philippines.
Coca-Cola FEMSA is indirectly owned by Fomento Economico Mexicano, S.A.B. de C.V. (“FEMSA”), which holds 47.2% of its capital stock and 56% of its voting shares and The Coca-Cola Company (“TCCC”), which indirectly owns 27.8% of its capital stock and 32.9% of its voting shares. The remaining Coca-Cola FEMSA shares trade on the Bolsa Mexicana de Valores, S.A.B. de C.V. (BMV: KOF UBL) as series “L” shares which represents 15.6% of our common equity and its American Depositary Shares (“ADS”) (equivalent to ten series “L” shares) trade on the New York Stock Exchange, Inc (NYSE: KOF) as series “B” which represents 9.4% of our common equity. The address of its registered office and principal place of business is Mario Pani No. 100, Colonia Santa Fe Cuajimalpa, Alcaldía Cuajimalpa de Morelos, 05348, Mexico City, Mexico.
As of December 31, 2020 and 2019 the most significant subsidiaries which the Company controls are:

Company	Activity	Country	Ownership percentage 2020	Ownership percentage 2019
Propimex, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%
Controladora Interamericana de Bebidas, S. de R. L. de C.V.	Holding	Mexico	100.00%	100.00%
Spal Industria Brasileira de Bebidas, S.A.	Manufacturing and distribution	Brazil	96.06%	96.06%
Distribuidora y Manufacturera del Valle de México, S. de R. L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%
Servicios Refresqueros del Golfo y Bajio, S. de R.L. de C.V.	Manufacturing and distribution	Mexico	100.00%	100.00%
Note 2. Basis of Preparation
2.1 Statement of compliance
The consolidated financial statements of the Company as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The Company’s consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer John Anthony Santa Maria Otazua and Chief Financial Officer Constantino Spas Montesinos on February 25, 2021. Subsequent events have been considered since that date (see Note 30). These consolidated financial statements will be presented to the Company’s shareholders on March 19, 2021. The Company’s Board of Directors and Shareholders have the authority to approve or modify the Company’s consolidated financial statements.
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
2.2.2 Presentation of consolidated statements of cash flows
The Company presents its consolidated statement of cash flows using the indirect method.
2.2.3 Convenience translation to U.S. dollars ($)
The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position as of December 31, 2020 and the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2020 were converted into U.S. dollars at the exchange rate of Ps. 19.8920 per U.S. dollar as published by the Federal Reserve Bank of New York on December 31, 2020, the last date in 2020 for which information is available. This arithmetic conversion should not be construed a representation that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate. As of March 5, 2021 (the issuance date of these financial statements) such exchange rate was Ps. 21.2770 per U.S. dollar, a depreciation of 7.0% since December 31, 2020.

2.3 Critical accounting judgments and estimates
In the application of the Company’s accounting policies, which are described in Note 3, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily observable from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
Judgements
In the process of applying the Company’s accounting policies, management has made the following judgements which have the most significant effects on the amounts recognized in the consolidated financial statements:
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
2.3.1.1 Impairment of indefinite lived intangible assets, goodwill and other depreciable long-lived assets
Intangible assets with indefinite life as well as goodwill are subject to impairment tests annually or whenever indicators of impairment are present. Impairment exists when the carrying value of an asset or cash generating unit (CGU) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales agreements in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. In order to determine whether such assets are impaired, the Company calculates an estimation of the value in use of the cash-generating units to which such assets have been allocated. Impairment losses are recognized in current earnings for the excess of the carrying amount of the asset or CGU and its value in use in the period the related impairment is determined.
The Company assesses at each reporting date or annually whether there is an indication that a depreciable long-lived asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. When the carrying amount of an asset or CGU in which the asset is assigned exceeds its recoverable amount, the asset or CGU is considered impaired and is written down to its recoverable amount, which is determined based on its value in use. In assessing value in use, the estimated future cash flows expected to be generated from the use of an asset or CGU are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If recent market transactions are not available, an appropriate valuation model is used. These calculations are corroborated by valuation multiples or other available fair value indicators. The key assumptions used to determine the recoverable amount for the Company’s CGUs, including a sensitivity analysis, are further explained in Notes 3.17 and 13.

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
2.3.1.4 Income taxes
Deferred income tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Company recognizes deferred tax assets for unused tax losses and other credits and regularly reviews them for recoverability, based on its judgment regarding the probability of the expected timing and level of future taxable income, and the expected timing of the reversals of existing taxable temporary differences. See Note 25.
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
Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.
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
At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognized and measured at their fair value, except when:
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

For each acquisition, management’s judgment must be exercised to determine the fair value of the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, applying estimates or judgments in techniques used, especially in forecasting CGUs' cash flows, in the computation of weighted average cost of capital (WACC) and estimation of inflation during the operation of intangible assets with indefinite life, mainly, distribution rights.
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
2.3.1.9 Joint Arrangements
An arrangement can be a joint arrangement even though not all of its parties have joint control of the arrangement. When the Company is a party to an arrangement it shall assess whether the contractual arrangement gives all the parties, or a group of the parties, control of the arrangement collectively; joint control exists only when decisions about the relevant activities require the unanimous consent of the parties that control the arrangement collectively. Management needs to apply judgment when assessing whether all the parties, or a group of the parties, have joint control of an arrangement (see Note 3.1).
2.3.1.10 Leases
In connection with its accounting for arrangements that contain a lease, the Company, as a lessor considers information on assumptions and estimates that have a significant risk of resulting in an adjustment to the carrying value of right-of-use assets and lease liabilities, and related statement of income accounts, such as:

•Determination of whether the Company is reasonably certain to exercise an option to extend a lease agreement or not to exercise an option to terminate a lease agreement before its termination date, considering all the facts and circumstances that create an economic incentive for the Company to exercise, or not, such options, taking into account whether the lease option is enforceable, when the Company has the unilateral right to apply the option in question.
•The Company cannot readily determine the interest rate implicit in its lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

2.4 Changes in accounting policies
The Company has applied the following amendments to the standards on January 1, 2020. None of the amendments had a significant impact on the Company’s financial statements:

Modifications to IFRS 3 Definition of a Business (“IFRS 3”)

It was issued in October 2018. The modified decision issued in October 2018 emphasized that the final purpose of a business is to provide goods and services to the clients, while the previous definition was focused on the yields in dividend terms, less costs or other economic benefits for the investors and others. The distinction between a business and a group of assets is important because an acquirer recognizes goodwill when it acquires a business.
Modifications to IAS 1 and IAS 8 Definition of Material or relative importance ("IAS 1" and "IAS 8")

The definition of “material” or “relative importance” helps companies determine whether information about an item, transaction or other event should be provided to the users of the financial statements. However, companies had difficulty using the above definitions in making judgements about materiality or relative importance in the preparation of the financial statements. Accordingly, the IASB published new definitions in October 2018.
a.Previous definition:
Omissions of information or inaccuracies are material, or have relative importance if they can, individually or in whole, influence in the economic decisions taken by the users of the information on the base of the financial statements.
b. New definition:
Information is material if its omission, inaccuracy or concealment can reasonably be expected to influence the decisions that the principal users of the financial information take on the basis of the financial statements.

The definition of “material” in the IAS 8 is replaced by a reference to the IAS 1. In addition, to ensure consistency, the IASB has modified the rest of the affected standards.

Interest Rate Benchmark Reform - Amendments to IFRS 9, IAS 39 and IFRS 7

In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7 Financial Instruments: Disclosures, which concludes phase one of its work to respond to the effects of Interbank Offered Rates (IBOR) reform on financial reporting. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate.

Amendment to IFRS 16 - Covid-19 related rental concessions

The amendment allows an optional practical expedient that simplifies how tenants account for rental concessions, arising as a direct consequence for the COVID-19 pandemic.

The practical expedient can only be applied if:

•the new consideration is substantially equal to or lesser than the original consideration;
•the decrease in the lease payments refers to rental payments that occur before June 30, 2021; and
•no other substantive changes to the lease terms have been made.

Those lessees who apply this practical expedient must disclose:

•The fact that the practical expedient has been applied to all eligible rental concessions and, if applicable to some selected ones; the nature of the contracts to which they have applied it; and
•the amount recognized in results for the reporting period that arises from the application of the practical expedient.

This amendment does not provide a practical expedient for lessors. Lessors are required to continue evaluating whether the rental concessions are lease modifications and justify them accordingly.

2.5 Cash Flow Reclassification

To provide a consistent presentation mainly because of the disaggregation of certain items such as income taxes in some lines of consolidated cash flow in 2020, we reclassified some 2019 and 2018 figures, a summary of the impact is as follows:

	2019	2018
Original Presentation
Amortization	1,700	1,624
Income taxes paid	(4,806)	(6,182)
Acquisitions of intangible assets	(1,421)	(1,373)
Other non-current assets	12	18

Actual Presentation
Amortization	1,062	998
Amortization prepaid expenses	638	626
Other tax	404	6
Income taxes paid	(5,210)	(6,188)
Acquisitions of intangible assets	(698)	(674)
Other non-current assets	(711)	(681)

The change did not have an impact on operating, investing and financing total amount of cash flows.

Note 3. Significant Accounting Policies
3.1 Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2020. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
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
•    The contractual arrangement with the other vote holders of the investee
•    Rights arising from other contractual arrangements
•    The Company’s voting rights and potential voting rights
The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, revenues and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.
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
Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the Company’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets of the acquiree and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Company’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.
Costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.
Any contingent consideration payable is recognized at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not re- measured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognized in consolidated net income.
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
The Company sometimes obtains control of an acquiree without transferring consideration. The acquisition method of accounting for a business combination applies to those combinations as follows:
i.The acquiree repurchases a sufficient number of its own shares for the Company to obtain control.
ii.Minority veto rights expire that previously kept the Company from controlling an acquiree in which it held the majority voting rights.

iii.The Company and the acquiree agree to combine their businesses by contract in which it transfers no consideration in exchange for control and no equity interest is held in the acquiree, either on the acquisition date or previously.
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
•    Intercompany financing balances with foreign subsidiaries are classified as non-current investments, since there is no plan to pay such financing in the foreseeable future. Monetary position and exchange rate fluctuation regarding this financing is included in the exchange differences on translation of foreign subsidiaries and associates, which is recorded in equity as part of the accumulated other comprehensive income.
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

		Exchange Rates of Local Currencies Translated to Mexican Pesos (1)
		Average Exchange Rate for			Exchange Rate as of December 31,
Country or Zone	Functional coin	2020	2019	2018	2020	2019
Mexico	Mexican peso	1.00	1.00	1.00	1.00	1.00
Guatemala	Quetzal	2.78	2.50	2.56	2.56	2.45
Costa Rica	Colon	0.04	0.03	0.03	0.03	0.03
Panama	Balboa	21.49	19.26	19.24	19.95	18.85
Colombia	Colombian peso	0.01	0.01	0.01	0.01	0.01
Nicaragua	Cordoba	0.63	0.58	0.61	0.57	0.56
Argentina	Argentine peso	0.31	0.41	0.73	0.24	0.31
Brazil	Real	4.18	4.89	5.29	3.84	4.68
Philippines	Philippine peso	NA	NA	0.37	NA	NA
Uruguay	Uruguayan peso	0.51	0.55	0.63	0.47	0.51
(1)Exchange rates published by the central bank of each country
3.4 Recognition of the effects of inflation in countries with hyperinflationary economic environments
Beginning on July 1, 2018, Argentina became a hyperinflationary economy because, among some other economic factors, the last three years’ cumulative inflation in Argentina exceeded 100% according to the several economic indexes that exist in the country. For being considered hyperinflationary, the financial information for our Argentine subsidiary has been adjusted to recognize the inflationary effects since January 1, 2018 through:
•    Using inflation factors to restate non-monetary assets, such as inventories, property, plant and equipment, net, intangible assets, net, including related costs and expenses when such assets are consumed or depreciated.
•    Recognizing the monetary position gain or loss in consolidated net income.
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
As of December 31, 2020, 2019, and 2018, the operations of the Company are classified as follows:

Country	Cumulative Inflation 2018-2020	Type of Economy	Cumulative Inflation 2017-2019	Type of Economy	Cumulative Inflation 2016-2018	Type of Economy
Mexico	11.2%	Non-hyperinflationary	13.2%	Non-hyperinflationary	15.7%	Non-hyperinflationary
Guatemala	10.9%	Non-hyperinflationary	11.8%	Non-hyperinflationary	12.2%	Non-hyperinflationary
Costa Rica	4.5%	Non-hyperinflationary	5.8%	Non-hyperinflationary	5.7%	Non-hyperinflationary
Panama	(1.5)%	Non-hyperinflationary	0.5%	Non-hyperinflationary	2.1%	Non-hyperinflationary
Colombia	13.5%	Non-hyperinflationary	11.0%	Non-hyperinflationary	13.4%	Non-hyperinflationary
Nicaragua	8.8%	Non-hyperinflationary	15.6%	Non-hyperinflationary	13.1%	Non-hyperinflationary
Argentina	209.2%	Hyperinflationary	179.4%	Hyperinflationary	158.4%	Hyperinflationary
Brazil	13.1%	Non-hyperinflationary	11.1%	Non-hyperinflationary	13.1%	Non-hyperinflationary
Uruguay	28.5%	Non-hyperinflationary	22.0%	Non-hyperinflationary	25.3%	Non-hyperinflationary
Philippines	N/A	Non-hyperinflationary	N/A	Non-hyperinflationary	11.9%	Non-hyperinflationary

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
3.6 Financial assets
Financial assets are classified within the following business models depending on the Management’s objective: (i) "hold to maturity to collect contractual cash flows", (ii) "hold to collect contractual cash flows and sell financial assets" and (iii) "Others or hold to negotiate" or as derivatives assigned in hedging instruments with an effective hedge, as appropriate. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

The Company performs a portfolio – level assessment of the business model objective in which a financial asset is held to reflect the best way in which the business manages the financial asset and the manner in which the information is provided to the management of the Company. The information that is considered within the evaluation includes:

•The policies and objectives of the Company in relation to the portfolio and the practical implementation of said policies;
•Performance and evaluation of the Company's portfolio including accounts receivable;
•Risks that affect the performance of the business model and how those risks are managed;
•Any compensation related to the performance of the portfolio; and
•Frequency, volume and timing of sales of financial assets in previous periods together with the reasons for said sales and expectations regarding future sales activities.
The Company's financial assets include cash, cash equivalents and restricted cash, investments with maturities of more than three months, loans and accounts receivable, derivative financial instruments and other financial assets.

For the initial recognition of a financial asset, the Company measures it at fair value plus the transaction costs that are directly attributable to the purchase thereof, in the event that said asset isn’t measured at fair value through profit or loss. Accounts receivable that do not have a significant financing component are measured and recognized at the transaction price when they are generated. The rest of the financial assets are recognized only when the Company is a party to the contractual provisions of the instrument.

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

Financial assets are not reclassified after their initial recognition unless the Company changes the business model to manage the financial assets; in which case, all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.
3.6.1 Financial assets at amortized cost
A financial asset is measured at amortized cost if it meets the following two conditions and isn’t designated as fair value through profit and loss (FVTPL):
•It’s managed within a business model whose objective is to maintain financial assets to recover the contractual cash flows; and
•The contractual terms are only payments at specified dates of the principal and interest on the amount of the outstanding principal, or solely payments of principal and interest (“SPPI”).

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
3.6.2 Financial assets at fair value with changes in other comprehensive income (“FVOCI”)
A financial asset is measured as FVOCI if it meets the following two conditions and isn’t designated as FVTPL:
•Its administered within a business model whose objective is achieved through the collection of contractual cash flows and the sale of financial assets; and
•The contractual terms are solely principle and interest payments.
These assets are subsequently measured at fair value. The financial product calculated using the IRR, the exchange rate fluctuation and the impairment are recognized in profit and loss. Other gains and losses, related to changes in fair value are recognized in OCI. In cases of losses or dispositions, the accumulated gains and losses in OCI are reclassified to profit and loss.
In the initial recognition of an equity instrument that isn’t held for trading, under the "other" business model, the Company may irrevocably choose to present changes in the fair value of the investment in OCI. This choice is made at the level of each investment. Equity instruments are subsequently measured at fair value. Dividends are recognized as profit in profit and loss unless the dividend clearly represents a recovery part of the investment cost. Other net gains and losses, related to changes in fair value, are recognized in OCI and are not reclassified to consolidated net income in subsequent periods.
3.6.3 Financial assets at fair value through profit and loss (FVTPL)
Financial assets designated as FVTPL include financial assets held for trading and financial assets designated at initial recognition as FVTPL. Financial assets are classified as held for trading if they are acquired to be sold in the short term. Derivatives, including implicit derivatives are also designated as held for trading unless they are designated as effective hedging instruments as defined in IFRS 9. Financial assets as FVTPL are registered in the balance sheet at fair value with the net changes in the fair value presented as financial expense (negative changes in fair value) or financial income (positive net changes in fair value) in profit and loss statement.
3.6.4 Evaluation that contractual cash flows are solely principal and interest payments (“SPPI”)
In order to classify a financial asset within one of the three different categories, the Company determines whether the contractual cash flows of the asset are solely principal and interest payments. The Company considers the contractual terms of the financial instrument and whether the financial asset contains any contractual term that could change the timing or amount of the contractual cash flows in such a way that it would not meet the SPPI criteria. To make this evaluation, the Company considers the following:
•Contingent events that would change the cash flows amount or timing;
•Terms that can adjust the contractual coupon rate, including variable interest rate characteristics;
•Payment and extension features; and
•Characteristics that limit the Company's right to obtain cash flows from certain assets.
A prepaid feature is consistent with the characteristics of SPPIs if the prepayment amount substantially represents the amounts of the principal and interest pending payment, which could include reasonable compensation for early termination of the contract. Additionally, a financial asset acquired or originated with a premium or discount to its contractual amount and in the initial recognition the fair value of the prepaid characteristic is insignificant, the asset will pass the test of the contractual characteristics of cash flow if the amount prepaid represents substantially the contractual amount and accrued interest (but not paid); which may include additional compensation for the early contract termination.

3.6.5 Loans and receivables
Loans and receivables are non-derivative financial instruments with fixed or determinable payments that are not quoted in an active market. Loans and receivables with a stated term (including trade and other receivables) are measured at amortized cost using the effective interest method, less any impairment.
Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial. For the years ended December 31, 2020, 2019 and 2018 the interest income on loans and receivables recognized in the interest income line item within the consolidated income statements is Ps. 6, Ps. 5 and Ps. 5, respectively.
3.6.6 Other financial asset
Other financial assets include long term accounts receivable and derivative financial instruments. Other financial assets with a stated term are measured at amortized cost using the effective interest method, less any impairment.
3.6.7 Financial assets impairment
The Company recognizes impairment due to expected credit loss (ECL) in:
•Financial assets measured at amortized cost;
•Debt investments measured at FVOCI;
•Other contractual assets
Impairment losses on accounts receivable, contractual assets and leasing receivables are always measured at an amount equal to ECL for the remaining life, whether or not it has a significant financing component. The Company applies the criteria to all accounts receivable, contractual assets and leasing credits, but it can be applied separately to accounts receivable and contractual assets of financial leases.
The Company measures impairment losses at an amount equal to ECL for the remaining life, except for the following:
•Debt instruments determined to be of low credit risk; and
•Other debt instruments and bank balances for which the credit risk (risk of non- recoverability over the expected life of the financial instrument) has not increased significantly since the initial recognition.
In determining whether the credit risk of a financial asset has increased significantly since initial recognition and estimating the ECL, the Company considers reasonable and supportable information that is relevant and available without cost or disproportionate effort. This includes qualitative and quantitative information and analysis, based on historical experience and an informed credit assessment of the Company.
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
The Company annually evaluates the reasonableness to determine if there was objective evidence of impairment. Some objective evidence that financial assets were impaired includes:
•Non-payment or delinquency of a debtor;
•Restructuring of an amount corresponding to the Company under terms that the Company would not otherwise consider;
•Indicators that a debtor or client will incur into bankruptcy;
•Adverse changes in the status of debtor or client payments;
•The disappearance of an active market for an instrument due to financial difficulties; or
•Evident information indicating that there was a measurable decrease in the expected cash flows of a group of financial assets.
For an investment within an equity instrument, objective evidence of impairment includes a significant or prolonged decrease in its fair value lower than the carrying amount.

The impairment loss on financial assets measured at amortized cost is reduced from the carrying amount and for financial assets measured at FVOCI, the impairment loss is recognized within OCI.
3.6.8 Derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:
•The rights to receive cash flows from the financial asset have expired; or
•The Company has transferred its rights to receive the asset cash flows or has assumed an obligation to pay the full received cash flows without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred or retained substantially all the asset risks and benefits, but has transferred control of the asset.
3.6.9 Offsetting of financial instruments
Financial assets are required to be offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only if the Company:
•Currently has an enforceable legal right to offset the recognized amounts; and
•Intends to settle on a net basis, or to realize the assets and settle the liabilities simultaneously
3.7 Derivative financial instruments
The Company is exposed to different risks related to cash flows, liquidity, market and third-party credit. As a result, the Company contracts different derivative financial instruments in order to reduce its exposure to the risk of exchange rate fluctuations between the U.S. Dollar and other currencies, and interest rate fluctuations associated with its borrowings denominated in foreign currencies and the exposure to the risk of fluctuation in the costs of certain raw materials.
The Company values and records all derivative financial instruments and hedging activities in the consolidated statement of financial position as either an asset or liability measured at fair value, considering quoted prices in recognized markets. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable market data, recognized in the financial sector. Changes in the fair value of derivative financial instruments are recorded each year in current earnings otherwise as a component of cumulative other comprehensive income based on the item being hedged and the effectiveness of the hedge.
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
3.7.2 Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI and accumulated under the hedging valuation of the effective portion of derivative financial instruments. The gain or loss relating to the ineffective portion is recognized immediately in consolidated net income and is included in the market value (loss) on financial instruments line item within the consolidated statements of income.
Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to consolidated net income in the periods when the hedged item is recognized in profit and loss, in the same line of the consolidated statement of income as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.
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

3.7.3 Fair value hedges
For hedge items carried at fair value the change in the fair value of a hedging derivative is recognized in profit and loss as foreign exchange gain or loss, as they relate to foreign currency risk. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the statement of profit or loss as foreign exchange gain or loss.
For fair value hedges relating to items carried at amortized cost, change in the fair value of the effective portion of the hedge is recognized first as an adjustment to the carrying value of the hedged item and then any adjustment to carrying value is amortized through profit or loss over the remaining term of the hedge using the EIR (Effective Interest Rate) method. EIR amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. If the hedged item is derecognized, the unamortized fair value is recognized immediately in profit or loss.
When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in profit and loss.
3.7.4 Hedge of net investment in a foreign business
The Company designates certain debt securities as a hedge of its net investment in foreign subsidiaries and applies hedge accounting to foreign currency differences arising between the functional currency of its investments abroad and the functional currency of the holding company (Mexican peso), regardless of whether the net investment is held directly or through a sub-holding. Differences in foreign currency that arise in the conversion of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income in the exchange differences on the translation of foreign operations and associates caption, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized as market value gain or loss on financial instruments within the consolidated income statements. When part of the hedge of a net investment is disposed, the corresponding accumulated foreign currency translation effect is recognized as part of the gain or loss on disposal within the consolidated income statement. As of December 31, 2020, 2019 and 2018 there were no transactions of this nature.
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
Inventories represent the acquisition or production cost that is incurred when purchasing or producing a product, and are based on the weighted average cost formula.
Cost of goods sold is based on the weighted average cost of the inventories at the time of sale. Cost of goods sold includes expenses related to the purchase of raw materials used in the production process, as well as labor costs (wages and other benefits), depreciation of production facilities, equipment and other costs, including fuel, electricity, equipment maintenance and inspection.
Management is required to make judgements regarding write-downs to determine the net realizable value of the inventory. These write-downs consider factors such as age and condition of goods as recent market data to assess the estimated future demand for goods. To date the COVID-19 pandemic has not had a material impact on the Company´s assessment of the net realizable value of the inventory, with inventory turns remaining similar since the commencement of the pandemic.
3.10 Held for sale long lived assets and discontinued operations
The Company classifies the long lived assets as held for sale when:
a)An asset is expected to be recovered principally through the sale, instead of being recovered through continuous operational use;
b)An asset is maintained as held for its immediately sale and;
c)An asset’s sale is considered as highly possible in its actual condition.
A sale is considered highly possible when:
•Management is engaged with a sales plan;
•An active plan to locate a buyer has been initiated;
•The asset must be actively marketed at a reasonable price related to its fair value; and
•The sale is expected to be completed in less than one year from the date classification.
The non-current assets held for sale are measured at the lower value between the carrying value and the fair value less the disposal cost.
Discontinued operations are the results of operations and cash flows that can be clearly distinguished from the rest of the Company’s operations an cash flows that have been disposed or classified as held for sale, and:
•Represent either a separated major line of business or geographic area;
•Are part of a coordinated plan to dispose of a major line of business or a geographic of operations; or
•It is a subsidiary acquired exclusively for the purpose of reselling it.
Discontinued operations are excluded from the continuing operations results and they are presented separately net of tax in the consolidated income
Additional disclosure is provided in Note 5 regarding the Company’s disposal of Philippine.
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

The Company has agreements with customers for the right to sell and promote the Company’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract. During the years ended December 31, 2020, 2019 and 2018, such amortization aggregated to Ps. 213, Ps. 273 and Ps. 277, respectively.
3.12 Investments in other entities
3.12.1 Investments in associates
Associates are those entities over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but without control over those policies. Upon loss of significant influence over the associate, the Company measures and recognizes any retained investment at its fair value.
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
When the Company’s share of losses exceeds the carrying amount of the investment in the associate, including any advances, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has a legal or constructive obligation or has made payments on behalf of the associate.
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
3.12.2 Joint arrangements
A joint arrangement is an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. The Company classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Company’s rights to the assets and obligations for the liabilities of the arrangements.
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The Company recognizes its interest in the joint ventures as an investment and accounts for that investment using the equity method.
As of December 31, 2020 and 2019 the Company does not have an interest in joint operations.
Upon loss of joint control over the joint venture, the Company measures and recognizes any retained investment at its fair value.
3.12.3 Investment in Venezuela
On December 31, 2017, the Company changed the method of accounting for its investment in Venezuela from consolidation to the fair value method through OCI using a Level 3 inputs and recognized as of December 31, 2019 a fair value loss on the investment Ps. 216. Gains and losses on the investment since January 1, 2018 are recognized in OCI.As December 31, 2020 fair value of Venezuela investment is Ps. 0.
3.13 Property, plant and equipment
Property, plant and equipment are initially recorded at their cost of acquisition and/or construction and are presented net of accumulated depreciation and accumulated impairment losses if any. The borrowing costs related to the acquisition or construction of qualifying assets is capitalized as part of the cost of that asset.
Major maintenance costs are capitalized as part of total acquisition cost, which imply an increase on the asset useful life. Routine maintenance and repair costs are expensed as incurred.

Construction in progress consists of long-lived assets not yet in service, in other words, that are not yet ready for the purpose that they were bought, built or developed. The Company expects to complete those investments during the following 12 months.
Depreciation is computed using the straight-line method. Where an item of property, plant and equipment comprises major components having different useful lives, the components are accounted for and depreciated separately. The Company estimates depreciation rates, considering the estimated useful lives of the assets.
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
•Non-returnable: bottles are recorded in the consolidated income statement at the time of the sale of the product.

•Returnable: bottles are classified as long-lived assets as a component of property, plant and equipment. Returnable bottles are recorded at acquisition cost and for countries with hyperinflationary economies, restated according to IAS 29. Depreciation of returnable bottles is computed using the straight-line method over their estimated useful lives.

•There are two types of returnable bottles:
◦Those that are in the Company’s control within its facilities, plants and distribution centers; and
◦Those that have been placed in the hands of customers and still belong to the Company.
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
The Company’s returnable bottles are depreciated according to their estimated useful lives (3 years for glass bottles and 1.5 years for PET bottles). Deposits received from customers are amortized over the same estimated useful lives of the bottles.
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
All other borrowing costs are recognized in the consolidated income statement in the period in which they are incurred.

3.15 Intangible assets
Intangible assets are identifiable non-monetary assets without physical substance and represent payments whose benefits will be received in future years. Intangible assets acquired separately are measured at initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value as at the date of acquisition (see Note 3.2). Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite, in accordance with the period over which the Company expects to receive the benefits.
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
As of December 31, 2020, the Company had four bottler agreements in Mexico: (i) Valley of Mexico territory, which is up for renewal in June 2023, (ii) the agreement for the Southeast territory, which is up for renewal in June 2023, (iii) the agreement for the Bajio territory, which is up for renewal in May 2025 and (iv) the agreement for the Golfo territory, which is up for renewal in May 2025. As of December 31, 2020, the Company had one bottler agreement in Brazil which is up for renewal in October 2027; As of December 31, 2020, the Company had three bottler agreements in Guatemala, which are up for renewal in March 2025 (one contract) and April 2028 (two contracts).
In addition the Company had one bottler agreement in each country which is up for renewal as follows; Argentina, which is up for renewal in September 2024; Colombia, which is up for renewal in June 2024; Panama, which is up for renewal in November 2024; Costa Rica, which is up for renewal in September 2027; Nicaragua, which is up for renewal in May 2026, and Uruguay, which is up for renewal in June 2028.
As of December 31, 2020 our investee KOF Venezuela had one bottler agreement, which is up for renewal in August 2026.
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
Where the conditions leading to an impairment loss no longer exist, it is subsequently reversed, that is the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in consolidated net income. Impairment losses related to goodwill are not reversible. For the year ended December 31, 2020, 2019 and 2018 there was no impairment related to goodwill recognized.
3.18 Leases
In accordance with IFRS 16, the Company evaluates whether a contract is, or contains a lease when the contract transfers the right to control an identified asset during a period in exchange for a consideration.
The Company evaluates whether a contract is a lease agreement when:

•The contract involves the use of an identified asset - this can be specified explicitly or implicitly, and must be physically distinct or represent substantially the entire capacity of a physically distinct asset. If the lessor has substantive substitution rights, the asset is not identified;
•The Company has the right to receive substantially all the economic benefits of the use of the asset throughout the period of use;
•The Company has the right to direct the use of the asset when it has the right to make the most relevant decisions about how, and for what purpose the asset is used. When the use of the asset is predetermined, the Company has the right to direct the use of the asset if it: i) it has the right to operate the asset; or ii) it designed the asset in a way that pre-determines for what purpose it will be used.

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

The lease liability is initially measured at the present value of future lease payments for the period remaining at the date of initial application. Such payments are discounted using the incremental borrowing rate of the Company, which is considered as the rate that the Company would have to pay for a similar period financing, and with a similar guarantee, to obtain an asset of similar value to the leased asset. For the Company, the discount rate used to measure the right-of-use asset and the lease liability is the rate related to the Company's financing cost.

Lease payments included in the measurement of the lease liability include the following:

•Fixed payments, including payments that are substantially fixed;
•Variable lease payments that depend on an index or a rate, initially measured using the index or the rate as of the lease commencement date;

• The price related to a purchase option that the Company has reasonable exercising certainty, an option to extend the contractual agreement and penalties for early termination of the lease agreement, unless the Company has reasonable certainty of not exercising those options.
• Amounts payable for residual value guarantees;
•Payments for early cancellation, if this option is contemplated in the lease conditions.
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

Subsequent Measurement

The right-of-use asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use asset is periodically evaluated for impairment losses, if any, and evaluated for some lease liability remedies.

Lease liabilities are subsequently measured at amortized cost using the effective interest rate method. The Company re-measures the lease liability without modifying the discount rate when there is a modification in future lease payments under a residual value guarantee or if the modification arises from a change in the index or rate when there are variable payments. The lease liability is measured again using a new incremental borrowing rate at the date of modification when:

•An option to extend or terminate the agreement is exercised by modifying the non-cancelable period of the contract;
•The Company changes its assessment of whether it will exercise a purchase option.
When the lease liability is re-measured, an adjustment is made to the corresponding carrying amount of the right of use asset , or is recorded in profit or loss if the carrying amount of the asset has been reduced to zero.

A modification to the lease agreement is accounted for as a separate agreement if the following two conditions are met:
i)The modification increases the scope of the lease by adding the right to use one or more underlying assets; and
ii)The consideration of the lease is increased by an amount proportional to the independent price of the increase in scope and by any adjustment to that independent price to reflect the contract circumstances.
In the consolidated income statement, the interest expense of the lease liability is presented as a component of the financial expense, unless they are directly attributable to qualified assets, in which case they are capitalized according to the Company’s financing cost accounting policy. The right-of-use assets are measured according to the cost model, depreciated over the lease term using the straight line method and recognized in the consolidated statement of income.

Improvements in leased properties are recognized as part of property, plant and equipment in the consolidated statement of financial position and amortized using the straight-line method, over the shorter of the useful life of the asset and the term of the related lease.

As property owner.

The Company as lessor determines at the beginning of the lease, if each agreement is classified as an operating or financial lease.

Leases are classified as finance leases when under the terms of the lease agreement substantially all the risks and rewards of the underlying asset have been transferred, otherwise, lease agreements are classified as operating leases. The Company considers some of the following indicators, among others; to analyze whether substantially all the inherent risks and benefits are transferred:
•If the lease is for most of the useful life of the asset;
•If the present value of the minimum future lease payments amounts to substantially all of the underlying asset fair value.
The Company recognizes payments for operating leases received as income in a straight line during the term of the lease within the consolidated statements of income, except when another basis best represents the time pattern in which the economic benefits of the leased asset are transferred.

The Company initially recognizes an equal amount to the lease net investment, which is the present value of future lease payments plus any residual value guarantee; and a distinction is made between the current portion of collections with a maturity of less than or equal to a 12-month term and non-current collections, with a maturity of more than 12 months; including:

(i)fixed payments including those leases that in substance are fixed, which may involve variability, but essentially unavoidable, less any lease incentive to be collected;
(ii)payments for variable rent that depend on an index or a rate as of the start date of the lease;
(iii)amounts payable by the lessee for residual value guarantees (if applicable);
(iv)the price related to a purchase option if the lessee is reasonably sure to exercise it (if applicable); and
(v)Payments for penalties arising from the termination of the lease, if the term of the lease reflects that the lessee will exercise an option to terminate the lease.
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
3.19.2 Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized when the proceeds are received, net of direct issue costs.
Repurchase of the Company’s own equity instruments is recognized and deducted directly from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.
3.19.3 Financial liabilities
Initial recognition and measurement
Financial liabilities within the scope of IFRS 9 are classified as financial liabilities at amortized cost, except for derivative instruments designated as hedging instruments in an effective hedge, financial liabilities arising from transfer of a financial asset that does not qualify for de-recognition, financial guarantee contracts and contingent consideration obligation in a business combination, as appropriate, which are recognized at FVTPL. The Company determines the classification of its financial liabilities at initial recognition.
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
Restructuring provisions are recognized only when the recognition criteria for provisions are fulfilled. The Company has a constructive obligation when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected and there is a detailed estimate of the associated costs, and an appropriate timeline. Furthermore, the employees affected must have been notified of the plan’s main features.
3.21 Post-employment and other non-current employee benefits
Post-employment and other non-current employee benefits, which are considered to be monetary items, include obligations for pension and post-employment plans and seniority premiums, all based on actuarial calculations, using the projected unit credit method.
In Mexico, the economic benefits and retirement pensions are granted to employees with 10 years of service and minimum age of 60. In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days’ wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.
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
A settlement occurs when the Company enters into a transaction that eliminates all further legal for constructive obligations or part or all of the benefits provided under a defined benefit plan. A curtailment arises from an isolated event such as closing of a plant, discontinuance of an operation or termination or suspension of a plan. Gains or losses on the settlement or curtailment of a defined benefit plan are recognized when the settlement or curtailment occurs.

3.22 Revenue recognition
The Company recognizes revenue when it has transferred to the client control over the good sold or the service rendered. Control refers to the ability of the client to direct and obtain substantially all the transferred product’s benefits. Also, it implies that the customer has the ability to prevent a third-party from directing the use and obtaining substantially all the benefits of the transferred product. Coca-Cola FEMSA’s management applies the following considerations to analyze the moment in which the control of the good sold or the service is transferred to the client:
•Identify the contract (written, spoken or according to the conventional business practices).
•Evaluate the goods and services engaged in the client’s contract and identify the related performance obligations.
•Consider the contract terms and the commonly accepted practices in the business to determine the transaction price. The transaction price is the consideration that the Company expects to be entitled to for transferring the goods and services engaged with the client, excluding the collected amount for third parties, such as taxes directly related to the sales. The consideration engaged in a customer’s contract may include fixed amount, variable amounts or both.
•Allocate the transaction price to each performance obligation (to each good or service that is different) for an amount that represents the part of the benefit that the Company expects to receive in exchange for the right of transferring the goods or services engaged with the client.
•Recognize revenue when (or while) it satisfied the performance obligation through the transfer of the goods or services engaged.
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
Rendering of services.
It includes the revenues of distribution services that the Company recognizes as revenues as the related performance obligation is satisfied. The Company recognizes revenues for rendering of services at the time period in which the performance obligation is satisfied according with the following conditions:
•The customer receives and consumes simultaneously the benefits, as the Company satisfies the performance obligation;
•The customer controls the related assets, even if the Company improves them;
•The revenues can be measured reliably; and
•The Company has the right to payment for the performance completed to date.

Sources of Revenue	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Sale of products	Ps. 181,890	Ps. 192,342	Ps. 181,823
Services rendered	327	385	330
Other operating revenues (1)	1,768	1,744	189
Revenue from contracts with customers	Ps. 183,985	Ps. 194,471	Ps. 182,342
(1)In 2020 and 2019, related tax effect in Brazil associated to sales taxes paid in excess in prior years (PIS/COFINS) – See Note 25.2.1.

Variable allowances granted to customers
The Company adjusts the transaction price based on the estimations of the promotions, discounts or any other variable allowances that may be granted to the customers. These estimations are based on the commercial agreements celebrated with the customers and in the historical performance for the customer.
Contracts costs.
The incremental costs for obtaining a customer contract are recognized as an asset if the Company expects to recover the costs associated to them. The incremental costs are those incurred to obtain a contract and that wouldn’t be incurred if the contract hadn’t been obtained. The Company recognizes these costs as an expense in the consolidated income statement when the associated revenue is realized in a period equal to or less than one year. The recognized assets, as previously indicated, are amortized in a systematic way as goods and services are transferred to the client in such way that the asset will be recognized in the income statement through its amortization in the same period that revenue is recognized.

These assets are amortized by the straight-line method over the terms of the contracts they refer to.
3.23 Administrative and selling expenses
Administrative expenses include labor costs (salaries and other benefits, like employee profit sharing “PTU”) of employees not directly involved in the sale of the Company’s products, as well as professional service fees, the depreciation of office facilities, amortization of capitalized information technology system implementation costs and any other similar costs.
Selling expenses include:
•    Distribution: labor costs (salaries and other related benefits), outbound freight costs, warehousing costs of finished products, depreciation of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2020, 2019 and 2018, these distribution costs amounted to Ps. 24,190, Ps. 25,068 and Ps. 23,421, respectively;
•    Sales: labor costs (salaries and other benefits including PTU) and sales commissions paid to sales personnel;
•    Marketing: promotional expenses and advertising costs.
PTU is paid by the Company’s Mexican subsidiaries to its eligible employees. In Mexico, employee profit sharing is computed at the rate of 10% of the individual company taxable income. PTU in Mexico is calculated from the same taxable income for income tax, except for the following: a) neither tax losses from prior years nor the PTU paid during the year are being deductible; and b) payments exempt from taxes for the employees are fully deductible in the PTU computation.
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
3.24.2 Deferred income taxes
Deferred taxes are recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, including tax loss carryforwards and certain tax credits, to the extent that it is probable that future taxable profits, and reversal of existing taxable temporary differences will be available against which those deductible temporary differences can be. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In the case of Brazil, where certain goodwill amounts are at times deductible for tax purposes, the Company recognizes in connection with the acquisition accounting a deferred tax asset for the tax effect of the excess of the tax basis over the related carrying value.

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
In Mexico, the income tax rate is 30% for 2020, 2019 and 2018. As a result of the Mexican Tax Reform mentioned in note 25.3, for the year 2021 the country will continue with a tax rate of 30%.
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
3.26 Earnings per share
The Company presents basic and diluted earnings per share (EPS) data for its shares. As described in Note 24, the Company has potentially dilutive shares and therefore presents its basic and diluted earnings per share. Basic EPS is calculated by dividing the net income attributable to controlling interest by the weighted average number of shares outstanding during the period adjusted for the weighted average of own shares purchased in the year. Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. Earnings per share for all periods are adjusted to give effect to capital contributions, bonus issues, share splits or reverse share splits that occur during any of periods presented and subsequent to the latest balance sheet date until the issuance date of the financial statements.
3.27 Issuance of common shares
The Company recognizes the issuance of own common shares as an equity transaction. The difference between the book value of the shares issued and the amount contributed by the non-controlling interest holder or third party is recorded as additional paid-in capital.

3.28 IFRIC 23 Uncertainty over income tax treatments

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation specifically addresses the following:

a.Whether an entity considers uncertain tax treatments separately;
b.The assumptions an entity makes about the examination of tax treatments by taxation authorities;
c.How an entity determines taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates, and;
d.How an entity considers changes in facts and circumstances.

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The Company applied the interpretation on January 1, 2019.

The Company applied the retrospective modified approach and has performed a qualitative and quantitative evaluation of the impacts in the consolidated financial statements derived from IFRIC 23 adoption. Such evaluation included the activities described below:

i.Review of the Company’s policies through which tax treatments are accounted, for and revised including evidence from business units delivered to external advisors.
ii.Analysis of the tax memorandums prepared by the external tax advisor which support the Company’s tax treatment over an uncertain tax position about a) how tax earnings (losses) are calculated, b) how tax basis or losses are applied, c) tax credits not applied, and d) how tax rates in different jurisdictions are considered.
iii.Documentation of the tax correspondence received in the Company’s and subsidiaries’ business units in order to analyze any recent resolution adopted from the tax authority regarding tax positions,
iv.Analysis of the tax position report of the Company on a monthly basis.

The Company concluded that there were no significant impacts on the consolidated financial statements derived from the adoption of the IFRIC 23, However, IFRIC 23 added to the requirements in IAS 12 by specifying how to reflect the effects of uncertainty in accounting for income taxes, which helped the Company to strengthen the corporate policy in this matter. The amount of uncertain income tax positions is included in Note 26.6.
Note 4. Mergers and Acquisitions
4.1 Mergers and Acquisitions
The Company has consummated certain business mergers and acquisitions during 2018 that were recorded using the acquisition method of accounting. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the respective business, as disclosed below. Therefore, the consolidated statements of income and the consolidated statements of financial position in the year of such acquisitions are not comparable with previous periods. The consolidated statement of cash flows for the years ended December 31, 2018, shows the consideration paid for the merged and acquired operations net of the cash acquired in those mergers and acquisitions.
While all of the acquired companies disclosed below are bottlers of Coca-Cola trademarked beverages, such acquired entities were not under common ownership or control prior to the acquisition.
4.1.1 Other acquisitions
The Company through its subsidiaries finalized the allocation of the purchase price to the fair values of the identifiable assets acquired and liabilities assumed for acquisitions completed during 2018, with no significant variations to the preliminary allocation to the fair value of the net assets acquired, which were included in its audited annual consolidated financial statements as at and for the year ended December 31, 2018, primarily related to the following: (1) Acquisition of 100% of the Alimentos y Bebidas del Atlántico, S.A. (“ABASA”) in Guatemala in May, 2018; (2) Acquisition of 100% of Comercializadora y Distribuidora Los Volcanes, S.A. (“Los Volcanes”) in Guatemala in May, 2018; and (3) Acquisition of 100% of Montevideo Refrescos, S.R.L. (“MONRESA”) in Uruguay in July 2018.
The allocation of the consideration paid to the fair value of net assets acquired is as follows:

Total current assets, including cash acquired of Ps. 860	Ps. 1,864
Total other non current assets	4,031
Distribution rights	1,715
Total assets	7,610
Total liabilities	(3,961)
Net assets acquired	3,649
Goodwill	2,903
Total consideration transferred	6,552
Cash acquired	(860)
Net cash paid	Ps. 5,692
(1)As of result of the purchase price allocation, which was finalized in 2019, additional fair value adjustments from those recognized in 2018 have been recognized as follows: decreases in total noncurrent assets of Ps.236 distribution rights of Ps. 2,887 and increase in goodwill of Ps. 2,903.

The Company expects to recover the goodwill amount through the synergies related to these acquisitions.
The information for the profit and loss statements of these acquisitions for the period between the acquisition date and December 31, 2018 is as follows:

Profit and loss statements	2018
Total revenue	Ps. 4,628
Income before taxes	496
Net income	413
Unaudited Pro Forma Financial Data.
The following unaudited 2018 consolidated pro forma financial data represent the Company’s historical financial information, adjusted to give effect to acquisitions in the period, as if the acquisitions had occurred on January 1, 2018; and certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired group of companies.

Unaudited Pro Forma Financial Information for the year ended December 31, 2018
Total revenues	Ps. 185,737
Income before taxes	17,763
Net income	15,500
Note 5. Discontinued operations
On August 16, 2018, Coca- Cola FEMSA announced its decision to exercise the Put Option to sell its 51% of the Coca- Cola FEMSA Philippines, Inc. (CCFPI) to The Coca- Cola Company. Such decision was approved by the Company’s board on August 6, 2018. Consequently, beginning August 31, 2018, CCFPI had been classified as an asset held for sale and its operations as a discontinued operation in the financial statements. Previously CCFPI represented the Asia division and was considered an independent segment. Since its designation as discontinued operation, the Asia segment is no longer a separate segment in Note 27. The sale was completed on December 13, 2018, with the following results.

a)Discontinued operations results.
A summary of the discontinued operation results for the years ended December 31, 2018 is shown below:

		2018
Total revenues	Ps.	24,167
Cost of goods sold		17,360
Gross profit		6,807
Operating expenses		5,750
Other expenses, net		7
Financial income, net		(185)
Foreign exchange gain, net		(73)
Income before taxes from discontinued operations		1,308
Income taxes		466
Net income from discontinued operations		842

Less- amount attributable to non-controlling interest		391
Net income from operations attributable to equity holders of the parent.		451

Accumulated currency translation effect		(811)
Gain on sale of subsidiary		3,335
Net income attributable to the equity holders of the parent from discontinued operations		2,975

(1)Cash and cash equivalent balances of Philippines operations on the date of sale were Ps. 6,898.
Note 6. Cash and Cash Equivalents
For the purposes of the statement of cash flows, cash includes cash on hand and in banks and cash equivalents, including short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, with a maturity date of three months or less at their acquisition date. Cash and cash equivalents at the end of the reporting period consist of the following:

	2020	2019
Cash and bank balances	Ps. 4,435	Ps. 4,641
Cash equivalents (see Note 3.5)	39,062	15,850
Total	Ps. 43,497	Ps. 20,491
Note 7. Trade Receivable, Net

	2020	2019
Trade receivables	Ps. 9,705	Ps. 11,277
The Coca-Cola Company (related party) (Note 15)	509	802
Loans to employees	82	56
FEMSA and subsidiaries (related parties) (Note 15)	624	2,039
Other related parties (Note 15)	138	614
Other	980	1,181
Allowance for doubtful accounts on trade receivables	(515)	(493)
	Ps. 11,523	Ps. 15,476
7.1 Trade receivables
Trade receivable representing rights arising from sales and loans to employees or any other similar concept, are presented net of discounts and the allowance for expected credit losses.

Coca-Cola FEMSA has accounts receivable from The Coca-Cola Company primarily arising from the latter’s participation in advertising and promotional programs.
Because less than the 2.5% of the trade receivables is unrecoverable, the Company does not have any customers classified as “high risk” which would be eligible to have special management conditions for the credit risk. As of December 31, 2020, the Company does not have a representative group of customers directly related to the expected loss.
In 2020, during the Covid-19 pandemic, governments have implemented several preventive measures such as social distancing and the temporary closure of certain points of sale considered as nonessential. As such measures were eased, most businesses were able to reopen and this allowed the company to recover the accounts receivable. Given that the impact on this item was not material, the Company did not implement any relevant change to its models to estimate the receivables’ provisions.
The allowance for credit losses is calculated with an expected losses model that recognizes the impairment losses through all the contract life. For this particular event, because they generally are short-term accounts receivable, the company defined a model with a simplified expected loss focus through a parametric model. The parameters used in the model are:
•Breach probability;
•Losses severity;
•Financing rate;
•Special recovery rate; and
•Breach exposure.
The carrying value of accounts receivable approximates its fair value as of December 31, 2020 and 2019.

Aging for trade receivables past due but not impaired	2020	2019
0 days	Ps. 9,905	Ps. 12,630
1-30 days	769	1,448
31-60 days	298	672
61-90 days	65	153
91-120 days	44	90
121 + days	442	483
Total	Ps. 11,523	Ps. 15,476
7.2 Changes in the allowance for expected credit losses

	2020	2019	2018
Balance at the beginning of the year	Ps. 493	Ps. 595	Ps. 468
Effect of adoption of IFRS 9	—	—	87
Allowance for the year	119	314	153
Charges and write-offs of uncollectible accounts	(29)	(397)	23
Added in business combinations	—	4	1
Effects of changes in foreign exchange rates	(68)	(23)	(55)
Effect of Philippines (Note 5)	—	—	(82)
Balance at the end of the year	Ps. 515	Ps. 493	Ps. 595

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period.
7.3 Payments from The Coca-Cola Company:
The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Company’s refrigeration equipment and returnable bottles investment program. Contributions received by the Company for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the carrying amount of refrigeration equipment and returnable bottles items. For the years ended December 31, 2020, 2019 and 2018 contributions due were Ps. 1,482, Ps. 2,274, and Ps. 3,542, respectively.

Note 8. Inventories

	2020	2019
Finished products	Ps. 3,694	Ps. 3,996
Raw materials	3,224	3,657
Non strategic spare parts	934	1,006
Inventories in transit	1,284	1,340
Packing materials	271	240
Other	320	299
	Ps. 9,727	Ps. 10,538

For the years ended as of December 31, 2020, 2019 and 2018, the Company recognized write-downs of its inventories for Ps. 82, Ps. 244 and Ps. 122, respectively to net realizable value.
For the years ended as of December 31, 2020, 2019 and 2018, changes in inventories are comprised of the following and included in the consolidated income statement under the cost of goods sold caption:

	2020	2019	2018
Changes in inventories of finished goods and work in progress	Ps. 23,901	Ps. 24,676	Ps. 21,457
Raw materials and consumables used	76,002	79,520	75,078
Total	Ps. 99,903	Ps. 104,196	Ps. 96,535
Note 9. Other Current Assets and Other Current Financial Assets
9.1 Other Current Assets:

	2020	2019
Prepaid expenses	Ps. 1,622	Ps. 1,354
Agreements with customers	115	294
Others	7	—
	Ps. 1,744	Ps. 1,648

Prepaid expenses as of December 31, 2020 and 2019 are as follows:

	2020	2019
Advances for inventories	Ps. 1,503	Ps. 1,240
Advertising and promotional expenses paid in advance	92	89
Prepaid insurance	27	25
	Ps. 1,622	Ps. 1,354
Advertising and promotional expenses recorded in the consolidated income statements for the years ended December 31, 2020, 2019 and 2018, for Ps. 5,043 Ps. 6,748 and Ps. 5,813 respectively.
9.2 Other Current Financial Assets:

	2020	2019
Restricted cash	Ps. 74	Ps. 89
Derivative financial instruments (See Note 21)	404	987
	Ps. 478	Ps. 1,076
Restricted cash in Brazil is held in U.S. dollars and relates to short term deposits in order to fulfill the collateral requirements for accounts payable.

Note 10. Investments in Other Entities
As of December 31, 2020 and 2019 the investment in other entities is comprised of the following:

	2020	2019
Investment in Associates and Joint Ventures	Ps. 7,623	Ps. 9,751
As disclosed in Note 3.12.3, on December 31, 2017 the Company changed the method of accounting for its investment in Venezuela from consolidation to the fair value method using a Level 3 concept and recognized a fair value loss on its investment of Ps. 216 during 2019 in OCI. As December 31, 2020 fair value of Venezuela investment is Ps. 0.
Details of the investment in associates and joint ventures accounted for under the equity method at the end of the reporting period are as follows:

			Ownership Percentage		Carrying Amount
Investee	Principal Activity	Place of Incorporation	2020	2019	2020	2019
Joint ventures:
Compañía Panameña de Bebidas, S.A.P.I. de C.V.	Beverages	Mexico	50.0%	50.0%	Ps. —	Ps. 486
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	50.0%	50.0%	181	172
Fountain Agua Mineral, LTDA	Beverages	Brazil	50.0%	50.0%	720	851

Associates:
Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”) (1)	Sugar production	Mexico	36.4%	36.4%	3,335	3,274
Jugos del Valle, S.A.P.I. de C.V. (1)	Beverages	Mexico	28.8%	28.8%	1,945	1,929
Leao Alimentos e Bebidas, LTDA (1)	Beverages	Brazil	24.7%	24.7%	446	1,931
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1)	Canned bottling	Mexico	26.5%	26.5%	192	194
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”) (1)	Recycling	Mexico	35.0%	35.0%	121	121
Others	Various	Various	Various	Various	683	793
					Ps. 7,623	Ps. 9,751
Accounting method:
(1)The Company has significant influence due to the fact that it has power to participate in the financial and operating policy decisions of the investee.

On September 30, 2020, Coca-Cola FEMSA announced that its joint venture with The Coca-Cola Company (Compañía Panameña de Bebidas, S.A..P.I. de C.V.) successfully sold 100% of its stock interest in Estrella Azul, a dairy products company in Panama. As part of the transaction, the Company agreed with the buyer that we could receive payments in the future if the business of Estrella Azul achieves certain volume and EBITDA targets during the 2022-2027 period. The Company estimated the amount of the payments to be received based on the forecasts of the business and calculated their net present value. As of December 31, 2020, the financial asset recognized in the consolidated statement of financial position has a total value of Ps. 8. This transaction is presented in other expenses line of the consolidated income statements. The Company concluded it did not achieve the requirements to be considered as a discontinued operation under IFRS 5.

During 2020 the Company received dividends from Industria Envasadora de Querétaro, S.A. de C.V. ("IEQSA") for the amount of Ps. 16. During 2019 the Company received dividends from Promotora Mexicana de Embotelladores, S.A. de C.V. for the amount of Ps. 1.
During 2020 the Company made capital contributions to Jugos del Valle, S.A.P.I. de C.V. and before the sale, for Compañía Panameña de Bebidas, S.A.P.I de C.V. for the amounts of Ps. 23 and Ps. 1,302, respectively, and there were no changes in the ownership percentage as a result of capital contributions made by the other shareholders. During 2019 the Company made capital contributions to Jugos del Valle, S.A.P.I. de C.V. and Promotora Industrial Azucarera, S.A. de C.V. for the amounts of Ps. 204 and Ps. 111, respectively, and there were no changes in the ownership percentage as a result of capital contributions made by the other shareholders.

During 2020 the Company recognized impairments on its investments in Compañía Panameña de Bebidas, S.A.P.I de C.V. and Leao Alimentos y Bebidas LTDA. for the amounts of Ps. 1,463 and Ps. 1,038, respectively. During 2019 the Company recognized an impairment on its investment in Compañía Panameña de Bebidas, S.A.P.I de C.V. for the amount of Ps. 948, which was included in other expenses line.
For the years ended December 31, 2020, 2019 and 2018 the equity (loss) earnings recognized for associates were Ps. (124), Ps. 84, and Ps. 44, respectively.
For the years ended December 31, 2020, 2019 and 2018 the equity (loss) earnings recognized for joint ventures were Ps. (157), Ps. (215) and Ps. (270), respectively.

Note 11. Leases

For the years ended as of December 31, 2020 and 2019, the change in the Company’s right-of-use assets, is as follows:

	2020	2019
Balance at beginning of the period	Ps. 1,382	Ps. 1,797
Additions	599	215
Disposals	(112)	(36)
Depreciation	(596)	(555)
Hyperinflationary economies effect	14	20
Indexation effect	145	15
Effects of changes in foreign exchange rates	(154)	(74)
Balance at end of the period	Ps. 1,278	Ps. 1,382

As of December 31, 2020 and 2019, scheduled maturities of the Company’s lease liabilities, are as follows:

	2020	2019
Maturity analysis
Less than one year	Ps. 560	Ps. 483
One to three years	306	238
More than three years	440	662
Balance at end of the period	Ps. 1,306	Ps. 1,383
Current	Ps. 560	Ps. 483
Non-Current	Ps. 746	Ps. 900

The interest expense for leases reported in the income statements for the periods ended on December 31, 2020 and 2019 was Ps. 105 and Ps. 129, respectively.

The expenses for the low value assets and short-term leases reported in the income statements for the period ended on December 31, 2020 and 2019 were Ps. 190 and 187, respectively.

As of December 31, 2020 and 2019, the weighted average incremental borrowing rate was 6.58% and 7.68%, respectively.

Rental expense charged to consolidated net income was Ps. 1,063 for the year ended December 31, 2018.

As of December 31, 2020, the accumulated amount of concessions, decreases or cancellations for rent, which arose as a direct consequence of COVID-19 were not material. The Company applied the practical expedient to all decreases that met the criteria of the amendment to IFRS 16 effective as of June 1, 2020.

Note 12. Property, plant & equipment.

Cost	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Cost as of January 1, 2018	Ps. 9,865	Ps. 20,729	Ps. 47,146	Ps. 20,083	Ps. 21,532	Ps. 3,874	Ps. 775	Ps. 996	125,000
Additions (1)	31	8	1,356	961	2,888	4,578	—	95	9,917
Additions from business combinations	25	451	1,500	537	393	145	2	41	3,094
Transfer of completed projects	504	304	1,160	1,711	3	(3,722)	20	20	—
Disposals	(50)	(71)	(555)	(615)	(312)	—	(1)	(8)	(1,612)
Disposal of Philippines	(4,654)	(2,371)	(11,621)	(2,415)	(10,116)	(489)	(236)	—	(31,902)
Effects of changes in foreign exchange rates	(388)	(1,089)	(3,072)	(765)	(251)	(321)	(81)	(292)	(6,259)
Changes in value on the recognition of inflation effects	242	814	2,551	466	612	66	—	9	4,760
Cost as of December 31, 2018	Ps. 5,575	Ps. 18,775	Ps. 38,465	Ps. 19,963	Ps. 14,749	Ps. 4,131	Ps. 479	Ps. 861	Ps. 102,998

Cost	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Cost as of January 1, 2019	Ps. 5,575	Ps. 18,775	Ps. 38,465	Ps. 19,963	Ps. 14,749	Ps. 4,131	Ps. 479	Ps. 861	Ps. 102,998
Additions (1)	4	27	392	816	2,581	6,392	—	112	10,324
Additions from business combinations	142	227	50	(13)	—	—	7	(8)	405
Transfer of completed projects in progress	(253)	508	2,650	1,396	360	(5,004)	343	—	—
Disposals	(1)	(35)	(1,577)	(1,032)	(1,056)	—	(13)	(35)	(3,749)
Effects of changes in foreign exchange rates	(323)	(1,122)	(2,315)	(961)	(833)	(381)	(34)	(130)	(6,099)
Changes in value on the recognition of inflation effects	114	366	1,254	241	352	18	—	—	2,345
Cost as of December 31, 2019	Ps. 5,258	Ps. 18,746	Ps. 38,919	Ps. 20,410	Ps. 16,153	Ps. 5,156	Ps. 782	Ps. 800	Ps. 106,224

Cost	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Cost as of January 1, 2020	Ps. 5,258	Ps. 18,746	Ps. 38,919	Ps. 20,410	Ps. 16,153	Ps. 5,156	Ps. 782	Ps. 800	Ps. 106,224
Additions (1)	—	104	171	281	2,613	6,300	—	186	9,655
Other additions	158	—	87	—	—	—	—	—	245
Transfer of completed projects in progress	4	721	3,165	1,192	57	(5,187)	48	—	—
Disposals	(13)	(29)	(1,425)	(1,073)	(561)	(12)	(5)	(57)	(3,175)
Effects of changes in foreign exchange rates	(255)	(1,182)	(2,243)	(797)	(629)	(333)	(91)	(78)	(5,608)
Changes in value on the recognition of inflation effects	88	293	990	189	291	(30)	3	—	1,824
Cost as of December 31, 2020	Ps. 5,240	Ps. 18,653	Ps. 39,664	Ps. 20,202	Ps. 17,924	Ps. 5,894	Ps. 737	Ps. 851	Ps. 109,165

Accumulated Depreciation	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Accumulated depreciation as of January 1, 2018	Ps. —	Ps. (4,616)	Ps. (19,620)	Ps. (10,688)	Ps. (13,422)	Ps. —	Ps. (330)	Ps. (497)	Ps. (49,173)
Depreciation for the year	—	(445)	(2,880)	(2,086)	(2,827)	—	(35)	(131)	(8,404)
Disposals	—	15	497	579	204	—	1	—	1,296
Philippines disposal	—	700	6,125	2,083	7,225	—	77	—	16,210
Effects of changes in foreign exchange rates	—	154	312	244	631	—	11	143	1,495
Changes in value on the recognition of inflation effects	—	(222)	(1,403)	(338)	(517)	—	—	—	(2,480)
Accumulated depreciation as of December 31, 2018	Ps. —	Ps. (4,414)	Ps. (16,969)	Ps. (10,206)	Ps. (8,706)	Ps. —	Ps. (276)	Ps. (485)	Ps. (41,056)

Accumulated Depreciation	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Accumulated depreciation as of January 1, 2019	Ps. —	Ps. (4,414)	Ps. (16,969)	Ps. (10,206)	Ps. (8,706)	Ps. —	Ps. (276)	Ps. (485)	Ps. (41,056)
Depreciation for the year	—	(386)	(2,862)	(2,211)	(2,734)	—	(108)	(86)	(8,387)
Disposals	—	14	1,049	966	1,079	—	9	28	3,145
Effects of changes in foreign exchange rates	—	223	1,013	583	571	—	12	62	2,464
Changes in value on the recognition of inflation effects	—	(92)	(629)	(164)	(302)	—	(2)	(14)	(1,203)
Accumulated depreciation as of December 31, 2019	Ps. —	Ps. (4,655)	Ps. (18,398)	Ps. (11,032)	Ps. (10,092)	Ps. —	Ps. (365)	Ps. (495)	Ps. (45,037)

Accumulated Depreciation	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Accumulated depreciation as of January 1, 2020	Ps. —	Ps. (4,655)	Ps. (18,398)	Ps. (11,032)	Ps. (10,092)	Ps. —	Ps. (365)	Ps. (495)	Ps. (45,037)
Depreciation for the year	—	(490)	(2,828)	(2,148)	(2,779)	—	(40)	(130)	(8,415)
Disposals	—	19	1,125	989	536	—	1	36	2,706
Effects of changes in foreign exchange rates	—	165	854	464	432	—	31	165	2,111
Changes in value on the recognition of inflation effects	—	(82)	(595)	(132)	(250)	—	(6)	(5)	(1,070)
Accumulated depreciation as of December 31, 2020	Ps. —	Ps. (5,043)	Ps. (19,842)	Ps. (11,859)	Ps. (12,153)	Ps. —	Ps. (379)	Ps. (429)	Ps. (49,705)

Carrying Amount	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
As of December 31, 2018	Ps. 5,575	Ps. 14,361	Ps. 21,496	Ps. 9,757	Ps. 6,043	Ps. 4,131	Ps. 203	Ps. 376	Ps. 61,942
As of December 31, 2019	Ps. 5,258	Ps. 14,091	Ps. 20,521	Ps. 9,378	Ps. 6,061	Ps. 5,156	Ps. 417	Ps. 305	Ps. 61,187
As of December 31, 2020	Ps. 5,240	Ps. 13,610	Ps. 19,822	Ps. 8,343	Ps. 5,771	Ps. 5,894	Ps. 358	Ps. 422	Ps. 59,460

(1)Total includes Ps. 289, Ps. 610 and Ps. 415 outstanding payment to suppliers, as of December 31, 2020, 2019 and 2018 respectively

Note 13. Intangible Assets

	Rights to Produce and Distribute Coca-Cola trademark Products	Goodwill	Other indefinite lived intangible assets	Technology costs and management systems	Development systems	Other amortizable	Total
Balance as of January 1, 2018	Ps. 92,647	Ps. 26,228	Ps. 1,356	Ps. 5,090	Ps. 1,291	Ps. 969	Ps. 127,581
Purchases	—	—	50	226	371	28	675
Acquisition from business combinations	4,602	—	—	26	57	291	4,976
Systems Development	—	—	—	—	—	41	41
Transfer of completed development systems	—	—	—	904	(904)	—	—
Disposals	—	—	—	(5)	—	(93)	(98)
Philippines disposal (Note 5)	(3,882)	—	—	—	—	(596)	(4,478)
Effect of movements in exchange rates	(5,005)	(2,499)	(352)	(218)	(38)	(31)	(8,143)
Changes in value on the recognition of inflation effects	—	—	—	—	—	57	57
Cost as of December 31, 2018	Ps. 88,362	Ps. 23,729	Ps. 1,054	Ps. 6,023	Ps. 777	Ps. 666	Ps. 120,611
Balance as of January 1, 2019	Ps. 88,362	Ps. 23,729	Ps. 1,054	Ps. 6,023	Ps. 777	Ps. 666	Ps. 120,611
Purchases	—	—	—	100	334	263	697
Acquisition from business combinations	(2,887)	2,903	153	(6)	—	(185)	(22)
Transfer of completed development systems	—	—	—	398	(399)	1	—
Disposals	—	—	—	(17)	—	—	(17)
Effect of movements in exchange rates	(3,475)	(799)	(42)	(68)	(22)	13	(4,393)
Changes in value on the recognition of inflation effects	—	—	—	—	—	(6)	(6)
Cost as of December 31, 2019	Ps. 82,000	Ps. 25,833	Ps. 1,165	Ps. 6,430	Ps. 690	Ps. 752	Ps. 116,870
Balance as of January 1, 2020	Ps. 82,000	Ps. 25,833	Ps. 1,165	Ps. 6,430	Ps. 690	Ps. 752	Ps. 116,870
Purchases	—	—	—	43	198	48	289
Transfer of completed development systems	—	—	—	374	(665)	291	—
Disposals	—	—	(25)	(41)	(6)	(371)	(443)
Effect of movements in exchange rates	(4,604)	(2,402)	8	(97)	(41)	(21)	(7,157)
Changes in value on the recognition of inflation effects	—	—	—	—	—	38	38
Cost as of December 31, 2020	Ps. 77,396	Ps. 23,431	Ps. 1,148	Ps. 6,709	Ps. 176	Ps. 737	Ps. 109,597

	Rights to Produce and Distribute Coca-Cola trademark Products	Goodwill	Other indefinite lived intangible assets	Technology costs and management systems	Development systems	Other amortizable	Total
Accumulated amortization
Balance as of January 1, 2018	(745)	—	—	(2,323)	—	(270)	(3,338)
Amortization expense	—	—	—	(797)	—	(201)	(998)
Disposals	—	—	—	5	—	93	98
Philippines disposal (Note 5)	—	—	—	—	—	375	375
Effect of movements in exchange rate	—	—	—	141	—	(33)	108
Changes in value on the recognition of inflation effects	—	—	—	(51)	—	(1)	(52)
Balance as of December 31, 2018	Ps. (745)	Ps. —	Ps. —	Ps. (3,025)	Ps. —	Ps. (37)	Ps. (3,807)
Amortization expense	—	—	—	(819)	—	(243)	(1,062)
Disposals	—	—	—	17	—	—	17
Effect of movements in exchange rate	—	—	—	52	—	9	61
Changes in value on the recognition of inflation effects	—	—	—	(30)	—	1	(29)
Balance as of December 31, 2019	Ps. (745)	Ps. —	Ps. —	Ps. (3,805)	Ps. —	Ps. (270)	Ps. (4,820)
Amortization expense	—	—	—	(703)	—	(317)	(1,020)
Disposals	—	—	—	20	—	48	68
Effect of movements in exchange rate	—	—	—	164	—	11	175
Changes in value on the recognition of inflation effects - amortization	—	—	—	(29)	—	—	(29)
Balance as of December 31, 2020	Ps. (745)	Ps. —	Ps. —	Ps. (4,353)	Ps. —	Ps. (528)	Ps. (5,626)

Balance as of December 31, 2018	Ps. 87,617	Ps. 23,729	Ps. 1,054	Ps. 2,998	Ps. 777	Ps. 629	Ps. 116,804
Balance as of December 31, 2019	Ps. 81,255	Ps. 25,833	Ps. 1,165	Ps. 2,625	Ps. 690	Ps. 482	Ps. 112,050
Balance as of December 31, 2020	Ps. 76,651	Ps. 23,431	Ps. 1,148	Ps. 2,356	Ps. 176	Ps. 209	Ps. 103,971

The Company’s intangible assets such as technology costs and management systems are subject to amortization with a range in useful lives from 3 to 10 years.
For the year ended December 31, 2020, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 22, Ps.154 and Ps. 844, respectively.
For the year ended December 31, 2019, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 26, Ps.245 and Ps.791, respectively.
For the year ended December 31, 2018, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 32, Ps.236 and Ps. 730, respectively.

Impairment Tests for Cash-Generating Units Containing Goodwill and Distribution Rights
For the purpose of impairment testing, goodwill and distribution rights are allocated and monitored on an individual country basis, which is considered to be the CGU.

The aggregate carrying amounts of goodwill and distribution rights allocated to each CGU are as follows:

In millions of Ps.	2020	2019
Mexico	Ps. 56,352	Ps. 56,352
Guatemala	1,755	1,679
Nicaragua	433	420
Costa Rica	1,425	1,442
Panama	1,200	1,131
Colombia	4,414	4,367
Brazil	31,741	38,765
Argentina	312	306
Uruguay	2,450	2,626
Total	Ps. 100,082	Ps. 107,088
Goodwill and distribution rights are tested for impairments annually. The recoverable amounts of the CGUs are based on value-in-use calculations. Value in use was determined by discounting the future cash flows generated from the continuing use of the CGU.

The foregoing forecasts reflect the outcomes that the Company consider most likely to occur based on the current situation of each of the CGUs including the macroeconomic situation in each CGU including the potential continuous impacts of the COVID-19 pandemic which has heightened the inherent uncertainty in such estimations, the foregoing forecasts could differ from the results obtained over time.
The value in use of CGUs is determined based on the method of discounted cash flows. The key assumptions used to calculate value in use are: volume, expected annual long-term inflation, and the weighted average cost of capital (“WACC”) used to discount the projected flows.
To determine the discount rate, the Company uses the WACC as determined for each of the cash generating units in real terms and as described in following paragraphs.
The estimated discount rates to perform, the impairment test for each CGU considers market participants’ assumptions. Market participants were selected considering the size, operations and characteristics of the business that are similar to those of the Company.
The discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated into the projected cash flows. The discount rate calculation is based on the opportunity cost to a market participant, considering the specific circumstances of the Company and its operating segments and is derived from its WACC. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Company’s investors. The cost of debt is based on the interest-bearing borrowings the Company is obliged to service, which is equivalent to the cost of debt based on the conditions that a creditor would assess in the market. Segment-specific risk is incorporated by applying beta factors which are evaluated annually based on publicly available market data.

Market participant assumptions are important because, not only do they include industry data for growth rates, management also assesses how the CGU’s position, relative to its competitors, might change over the forecasted period.
The key assumptions used for the value-in-use calculations are as follows:
•    Cash flows were projected based on actual operating results and the five-years business plan. Cash flows for a further five-years were forecasted maintaining the same stable growth and margins per country of the last year base. The Company believes that this forecasted period is justified due to the non-current nature of the business and past experiences.
•    Cash flows after the first ten-year period were extrapolated using a perpetual growth rate equal to the expected annual population growth, in order to calculate the terminal recoverable amount.
•    A WACC per each CGU was applied as a hurdle rate to discount cash flows to get the recoverable amount of the units; the calculation assumes, size premium adjustment.
The key assumptions by CGU for impairment test as of December 31, 2020 were as follows:

CGU	Pre-tax WACC	Post –tax WACC	Expected Annual Long-Term Inflation 2021-2030	Expected Volume Growth Rates 2021-2030
Mexico	7.4%	5.3%	3.9%	2.0%
Brazil	9.1%	6.0%	3.0%	2.4%
Colombia	11.0%	7.3%	2.8%	4.1%
Argentina	26.3%	20.4%	30.1%	3.9%
Guatemala	10.6%	8.3%	3.1%	6.8%
Costa Rica	15.3%	10.8%	2.7%	4.3%
Nicaragua	20.6%	13.9%	3.7%	7.1%
Panama	8.8%	6.8%	1.5%	7.9%
Uruguay	9.9%	7.1%	7.8%	2.0%

The key assumptions by CGU for impairment test as of December 31, 2019 were as follows:

CGU	Pre-tax WACC	Post –tax WACC	Expected Annual Long-Term Inflation 2020-2029	Expected Volume Growth Rates 2020-2029
Mexico	7.3%	5.2%	3.5%	0.7%
Brazil	9.3%	5.6%	3.6%	2.0%
Colombia	8.9%	6.2%	3.1%	4.0%
Argentina	21.6%	14.8%	39.2%	3.7%
Guatemala	9.1%	7.1%	4.0%	8.5%
Costa Rica	13.8%	9.7%	2.2%	2.1%
Nicaragua	21.1%	12.4%	4.4%	3.0%
Panama	8.5%	6.6%	2.0%	5.4%
Uruguay	9.4%	6.8%	7.4%	2.0%

Sensitivity to Changes in Assumptions
As of December 31, 2020, the Company performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of 100 basis points and concluded that no impairment would be recorded.

CGU	Change in WACC	Change in Volume Growth CAGR(1)	Effect on Valuation
Mexico	0.4%	-1.0%	Passes by 4.8x
Brazil	0.6%	-1.0%	Passes by 1.8x
Colombia	0.4%	-1.0%	Passes by 1x
Argentina	3.0%	-1.0%	Passes by 6.7x
Guatemala	0.6%	-1.0%	Passes by 29.7x
Costa Rica	1.1%	-1.0%	Passes by 2.1x
Nicaragua	1.7%	-1.0%	Passes by 1.1x
Panama	0.3%	-1.0%	Passes by 6.9x
Uruguay	0.4%	-1.0%	Passes by 2x

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

	2020	2019
Non-current prepaid advertising expenses	Ps. 333	Ps. 341
Guarantee deposits (1)	1,465	1,553
Prepaid bonuses	238	225
Advances to acquire property, plant and equipment	171	203
Shared based payment	192	234
Indemnifiable contingencies from business combinations (2)	1,609	2,948
Recoverable tax	350	515
Other	94	18
	Ps. 4,452	Ps. 6,037
(1)     As it is customary in Brazil, the Company is required to guarantee tax, legal and labor contingencies by guarantee deposits. See Note 26.
(2)     Corresponds to indemnification assets that are warranted by former Vonpar owners in accordance with the share purchase agreement.
14.2 Other Non-Current Financial Assets:

	2020	2019
Other non-current financial assets	Ps. 175	Ps. 195
Derivative financial instruments (See Note 21)	2,524	9
	Ps. 2,699	Ps. 204
Non-current accounts receivable to be held to maturity and the investment in other entities as well as financial derivative instruments are classified as FVOCI financial assets.
Note 15. Balances and Transactions with Related Parties and Affiliated Companies
Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note.
The consolidated statements of financial position and income include the following balances and transactions with related parties and affiliated companies:

	2020	2019
Balances:
Assets (current included in accounts receivable)
Due from FEMSA and its subsidiaries (see Note 7) (1) (3)	Ps. 624	Ps. 2,039
Due from The Coca-Cola Company (see Note 7) (1)	509	802
Due from Heineken Group (1)	133	353
Other receivables (1)	5	261
	Ps. 1,271	Ps. 3,455

	2020	2019
Liabilities (current included in suppliers and other liabilities and loans)
Due to FEMSA and its subsidiaries (2) (3)	Ps. 454	Ps. 854
Due to The Coca-Cola Company (2)	3,513	4,417
Due to Heineken Group(2)	830	1,125
Other payables (2)	924	1,455
	Ps. 5,721	Ps. 7,851

(1) Presented within accounts receivable.
(2) Recorded within accounts payable and suppliers
(3) Parent

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2020, 2019 and 2018, there was no expense resulting from the uncollectibility of balances due from related parties.
Details of transactions between the Company and other related parties are disclosed as follows:

Transactions	2020	2019	2018
Income:
Sales to affiliated parties	Ps. 5,020	Ps. 5,694	Ps. 5,200
Heineken	3	5	4
Interest income received from BBVA Bancomer, S.A. de C.V.	80	30	180
Expenses:
Purchases and other expenses from FEMSA	6,538	7,756	8,878
Purchases of concentrate from The Coca-Cola Company	32,222	34,063	32,379
Purchases of raw material, beer and operating expenses from Heineken (3)	11,600	12,755	14,959
Advertisement expense paid to The Coca-Cola Company	865	1,756	2,193
Purchases from Ades	338	497	592
Purchases from Jugos del Valle	2,437	2,863	2,872
Purchase of sugar from Promotora Industrial Azucarera, S.A. de C.V.	2,123	2,728	2,604
Purchase of sugar from Beta San Miguel	1,023	655	651
Purchase of canned products from Industria Envasadora de Queretaro, S.A. de C.V...	226	682	596
Purchase of inventories from Leao Alimentos e Bebidas, LTDA	1,253	1,867	2,654
Purchase of resine from Industria Mexicana de Reciclaje, S.A. de C.V.	308	281	298
Donations to Instituto Tecnologico y de Estudios Superiores de Monterrey, A.C. (1) (2)	225	127	127
Donations to Fundación Femsa, A.C.	114	146	179
Interest and fees paid to Bancomer	153	98	168
Other expenses with related parties	10	15	79
(1)     One or more members of the Board of Directors or senior management of the Company are also members of the Board of Directors or senior management of the counterparties to these transactions.
(2)     These donations were made to ITESM through Fundacion FEMSA as intermediary.
(3)     Favorable Resolution of Arbitration in Brazil on October 31, 2019, the arbitration tribunal in charge of the arbitration proceeding between the Company and Cervejarias Kaiser Brasil, S.A., a subsidiary of Heineken, N.V. (“Kaiser”), issued an award confirming that the distribution agreement pursuant to which we distribute Kaiser’s portfolio in the country, including Heineken beer, shall continue in full force and through March 19, 2022.
The aggregate compensation paid to executive officers and senior management of the Company, recognized as an expense during the reporting period were as follows:

	2020	2019	2018
Current compensations and employee benefits	Ps. 815	Ps. 978	Ps. 705
Termination benefits	68	186	57
Shared based payments	190	188	157

Note 16. Balances and Transactions in Foreign Currencies
Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different from the functional currency of the Company. As of December 31, 2020 and 2019, assets and liabilities denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets		Liabilities
Balances	Current	Non-current	Current	Non-current
As of December 31, 2020
U.S. dollars	21,787	4	2,645	50,969
Euros	—	—	95	—
As of December 31, 2019
U.S. dollars	11,122	93	2,762	37,691
Euros	—	—	49	—

 For the years ended December 31, 2020, 2019 and 2018 transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

Transactions	Revenues	Purchases of Raw Materials	Interest Expense	Other
Year ended December 31, 2020 U.S.dollars	462	12,801	3,418	2,213
Year ended December 31, 2019 U.S.dollars	1,506	14,307	1,910	2,723
Year ended December 31, 2019 Euros	—	454	—	—
Year ended December 31, 2018 U.S.dollars	1,481	18,129	2,223	2,161
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
17.1 Assumptions
The Company annually evaluates the reasonableness of the assumptions used in its labor liability for post-employment and other non-current employee benefits computations. In Mexico, actuarial calculations for pension and retirement plans and seniority premiums, as well as the associated cost for the period, were determined using the following long-term assumptions:

Mexico	2020	2019	2018
Financial:
Discount rate used to calculate the defined benefit obligation and the net interest on de net defined benefit liability (asset)	7.2%	7.5%	9.4%
Salary increase: (Non-Union/Union)	4.5%	4.5%	4.6%
Future pension increase	3.5%	3.5%	3.6%
Biometric:
Mortality	EMSSA 2009 (1)	EMSSA 2009 (1)	EMSSA 2009 (1)
Disability	IMSS 97 (2)	IMSS-97 (2)	IMSS-97 (2)
Normal retirement age	60 years	60 years	60 years
Rest of employee turnover	BMAR2007 (3)	BMAR2007 (3)	BMAR2007 (3)
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

In Mexico upon retirement, the Company purchases an annuity for senior executives, which will be paid according to the option chosen by the employee.
Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans	Seniority Premiums
2021	Ps. 305	Ps. 66
2022	173	59
2023	226	61
2024	247	63
2025	289	67
2026 to 2030	1,854	176
17.2 Balances of the liabilities for post-employment and other non-current employee benefits

	2020	2019
Pension and Retirement Plans:
Vested benefit obligation	Ps. 996	Ps. 627
Non-vested benefit obligation	1,644	1,421
Accumulated benefit obligation	2,640	2,048
Excess of projected defined benefit obligation over accumulated benefit obligation	1,671	1,864
Defined benefit obligation	4,311	3,912
Pension plan funds at fair value	(1,201)	(1,122)
Net defined benefit liability	Ps. 3,110	Ps. 2,790

Seniority Premiums:
Vested benefit obligation	Ps. 307	Ps. 214
Non-vested benefit obligation	224	133
Accumulated benefit obligation	531	347
Excess of projected defined benefit obligation over accumulated benefit obligation	334	283
Defined benefit obligation	865	630
Seniority premium plan funds at fair value	(137)	(127)
Net defined benefit liability	Ps. 728	Ps. 503
Total post-employment and other non-current employee benefits	Ps. 3,838	Ps. 3,293
17.3 Trust assets
Trust assets consist of fixed and variable return financial instruments recorded at market value, which are invested as follows:

Type of instrument	2020	2019
Fixed return:
Traded securities	18%	18%
Life annuities	18%	20%
Bank instruments	17%	9%
Federal government instruments	27%	35%
Variable return:
Publicly traded shares	20%	18%
	100%	100%
In Mexico, the regulatory framework for pension plans is established in the Income Tax Law and its Regulations, the Federal Labor Law and the Mexican Social Security Institute Law. None of these laws establish minimum funding levels or a minimum required level of contributions.

In Mexico, the Income Tax Law requires that, in the case of private plans, certain notifications must be submitted to the authorities and a certain level of instruments must be invested in Federal Government instruments, among others.
The Company’s various pension plans have a technical committee that is responsible for verifying the correct operation of the plan with regard to the payment of benefits, actuarial valuations of the plan, and the monitoring and supervision of the benefit trust. The committee is responsible for determining the investment portfolio and the types of instruments the fund will be invested in. This technical committee is also responsible for verifying the correct operation of the plan in all of the countries in which the Company has these benefits.
The risks related to the Company’s employee benefit plans are primarily attributable to the plan assets. The Company’s plan assets are invested in a diversified portfolio, which considers the term of the plan so as to invest in assets whose expected return coincides with the estimated future payments.
Since the Mexican Tax Law limits the plan’s asset investment in related parties, to 10% this risk is not considered to be significant for purposes of the Company’s Mexican subsidiaries.
In Mexico, the Company’s policy is to invest at least 30% of the fund assets in Mexican Federal Government instruments. Guidelines for the target portfolio have been established for the remaining percentage and investment decisions are made to comply with these guidelines insofar as the market conditions and available funds allow.
In Mexico, the amounts and types of securities of the Company and related parties included in portfolio fund are as follows:

	2020	2019
Mexico
Portfolio:
Debt:
Grupo Industrial Bimbo, S.A.B. de C. V.	Ps. 28	Ps. 26
Grupo Financiero Banorte, S.A.B. de C.V.	9	8
Capital:
Fomento Económico Mexicano, S.A.B. de C.V.	3	2
El Puerto de Liverpool, S.A.B. de C.V.	—	2
Alfa, S.A.B. de C.V.	—	3
During the years ended December 31, 2020, 2019 and 2018, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during 2021.

17.4 Amounts recognized in the consolidated income statements and the consolidated statements of equity

	Income statement				Accumulated OCI
2020	Current Service Cost	Past Service Cost	(Gain) or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps. 229	Ps. 71	Ps. —	Ps. 188	Ps. 934
Seniority premiums	68	—	—	43	239
Total	Ps. 297	Ps. 71	Ps. —	Ps. 231	Ps. 1,173
	Income statement				Accumulated OCI
2019	Current Service Cost	Past Service Cost	(Gain) or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps. 170	Ps. (44)	Ps. 2	Ps. 176	Ps. 790
Seniority premiums	35	76	—	24	65
Total	Ps. 205	Ps. 32	Ps. 2	Ps. 200	Ps. 855
	Income statement				Accumulated OCI
2018	Current Service Cost	Past Service Cost	(Gain) or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps. 195	Ps. —	Ps. (5)	Ps. 265	Ps. 370
Seniority premiums	42	—	—	34	(26)
Total	Ps. 237	Ps. —	Ps. (5)	Ps. 299	Ps. 344

Remeasurements of the net defined benefit liability recognized in other comprehensive income are as follows (amounts are net of tax):

	2020	2019	2018
Amount accumulated in other comprehensive income as of the beginning of the periods	Ps. 855	Ps. 344	Ps. 567
Recognized during the year (obligation liability and plan assets)	213	98	100
Actuarial gains and losses arising from changes in financial assumptions	(76)	456	(357)
Actuarial gains and losses arising from changes in demographic assumptions	184	—	—
Acquisitions	—	—	(83)
Foreign exchange rate valuation (gain)	(3)	(43)	(66)
Philippines disposal	—	—	183
Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps. 1,173	Ps. 855	Ps. 344
Remeasurements of the net defined benefit liability include the following:
•    The return on plan assets, excluding amounts included in net interest expense.
•    Actuarial gains and losses arising from changes in demographic assumptions.
•    Actuarial gains and losses arising from changes in financial assumptions.

17.5 Changes in the balance of the defined benefit obligation for post-employment and other non-current employee benefits

	2020	2019	2018
Pension and Retirement Plans:
Initial balance	Ps. 3,912	Ps. 3,388	Ps. 4,369
Current service cost	229	170	195
Effect on curtailment	—	2	(5)
Interest expense	269	275	265
Actuarial gains or losses	257	585	(391)
Foreign exchange loss	28	(69)	(86)
Benefits paid	(455)	(395)	(265)
Acquisitions	—	—	417
Philippines disposal	—	—	(1,111)
Past service credit	71	(44)	—
	Ps. 4,311	Ps. 3,912	Ps. 3,388
Seniority Premiums:
Initial balance	Ps. 630	Ps. 411	Ps. 461
Current service cost	68	35	42
Interest expense	53	37	34
Actuarial gains or losses	187	155	(84)
Benefits paid	(73)	(84)	(42)
Past service cost	—	76	—
	Ps. 865	Ps. 630	Ps. 411

17.6 Changes in the balance of trust assets

	2020	2019	2018
Pension and retirement plans:
Balance at beginning of year	Ps. 1,122	Ps. 1,031	Ps. 1,692
Actual return on trust assets	75	81	30
Foreign exchange gain	4	2	(2)
Life annuities	—	8	16
Benefits paid	—	—	(1)
Philippines disposal	—	—	(704)
Balance at end of year	Ps. 1,201	Ps. 1,122	Ps. 1,031

Seniority premiums
Balance at beginning of year	Ps. 127	Ps. 111	Ps. 109
Actual return on trust assets	10	16	2
Balance at end of year	Ps. 137	Ps. 127	Ps. 111
As a result of the Company’s investments in life annuities plans, management does not expect the Company will need to make material contributions to the trust assets in order to meet its future obligations.
17.7 Variation in assumptions
The Company decided that the relevant actuarial assumptions that are subject to sensitivity and valuated through the projected unit credit method, are the discount rate and the salary increase rate because they have the most significant impact:
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

The following table presents the impact in absolute terms of a variation of 1.0% in the assumptions on the net defined benefit liability associated with the Company’s defined benefit plans. The sensitivity of this 1.0% on the significant actuarial assumptions is based on projected long-term discount rates for Mexico and a yield curve projections of long-term Mexican government bonds - CETES:

+1.0%:			Income Statement		Accumulated OCI
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability (asset)	Current Service Cost	Past Service Cost	Gain or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps. 195	Ps. 68	Ps. —	Ps. 148	Ps. 1,055
Seniority premiums	64	—	—	36	272
Total	Ps. 259	Ps. 68	Ps. —	Ps. 184	Ps. 1,327
Expected salary increase	Current Service Cost	Past Service Cost	Gain or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps. 233	Ps. 75	Ps. —	Ps. 205	Ps. 1,186
Seniority premiums	69	—	—	44	324
Total	Ps. 302	Ps. 75	Ps. —	Ps. 249	Ps. 1,510
17.8 Employee benefits expense
For the years ended December 31, 2020, 2019 and 2018, employee benefits expenses recognized in the consolidated income statements are as follows:

	2020	2019	2018
Included in cost of goods sold:
Wages and salaries	Ps. 3,955	Ps. 4,052	Ps. 4,295
Social security costs	1,251	1,277	1,320
Employee profit sharing	89	79	74
Pension and seniority premium costs (Note 17.4)	69	34	26
Share-based payment expense (Note 18.2)	4	1	3
Included in selling and distribution expenses:
Wages and salaries	15,620	16,068	16,590
Social security costs	4,587	4,717	4,651
Employee profit sharing	551	539	496
Pension and seniority premium costs (Note 17.4)	261	185	158
Share-based payment expense (Note 18.2)	20	2	11
Included in administrative expenses:
Wages and salaries	2,448	2,742	2,771
Social security costs	541	625	557
Employee profit sharing	33	35	31
Pension and seniority premium costs (Note 17.4)	38	20	46
Post-employment benefits other (Note 17.4)	—	—	2
Share-based payment expense (Note 18.2)	166	185	143
Total employee benefits expense	Ps. 29,633	Ps. 30,561	Ps. 31,174
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
The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of achievement of the goals established every year. The bonuses are recognized in the income statement in the year earned and are paid in cash the following year. During the years ended December 31, 2020,2019 and 2018 the bonus expense recorded amounted to Ps. 747, Ps.940 and Ps. 659, respectively.
18.2 Share-based payment bonus plan
The Company has a stock incentive plan for the benefit of its senior executives. This plan uses as its main evaluation metric the EVA. Under the EVA stock incentive plan, eligible employees are entitled to receive a special annual bonus (fixed amount), to purchase FEMSA and Coca-Cola FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 33% per year. Fifty percent of Coca-Cola FEMSA’s annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options. For the years ended December 31, 2020, 2019 and 2018, no stock options have been granted to employees. Beginning with January 1, 2016 the shares ratably vest over a three year period.
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
At December 31, 2020 the shares granted under the Company’s executive incentive plans are as follows:

	Number of shares
Incentive Plan	FEMSA	KOF	Vesting period
2016	567,671	719,132	2017-2019
2017	326,561	369,791	2018-2020
2018	211,290	256,281	2019-2021
2019	312,006	457,338	2020-2022
2020	666,281	956,926	2021-2023
Total	2,083,809	2,759,468
For the years ended December 31, 2020, 2019 and 2018, the total expense recognized for the period arising from share-based payment transactions, using the grant date model, was of Ps. 190 Ps. 188 and Ps. 157, respectively.
As of December 31, 2020 and 2019, the asset recorded by the Company in its consolidated statements of financial position amounted to Ps. 192 and Ps. 234 respectively, see Note 14.

Note 19. Bank Loans and Notes Payables

Expressed in millions of mexican pesos. (1)	2021	2022	2023	2024	2025	2026 and following years	Carrying value as of December 31, 2020	Fair value as of December 31, 2020	Carrying value as of December 31, 2019

Short- term debt:
Fixed rate debt:
Colombian pesos
Bank loans	—	—	—	—	—	—	—	—	230
Interest rate	—	—	—	—	—	—	—		4.37%
Argentine pesos
Bank loans	711	—	—	—	—	—	711	711	126
Interest rate	44.73%	—	—	—	—	—	44.73%		63.50%
Uruguayan pesos
Bank loans	498	—	—	—	—	—	498	498	63
Interest rate	15.13%	—	—	—	—	—	15.13%		11.59%
Subtotal	1,209	—	—	—	—	—	1,209	1,209	419
Variable rate debt:
Colombian pesos
Bank loans	436	—	—	—	—	—	436	436	431
Interest rate	3.08%	—	—	—	—	—	3.08%		4.66%
Argentine pesos
Bank loans	—	—	—	—	—	—	—	—	32
Interest rate	—	—	—	—	—	—	—		54.25%
Subtotal	436	—	—	—	—	—	436	436	463
Short- term debt	1,645	—	—	—	—	—	1,645	1,645	882

Long term debt:
Fixed rate debt:
U.S. Dollar
Yankee bond	—	—	—	—	—	50,598	50,598	57,967	37,575
Interest rate	—	—	—	—	—	3.09%	3.09%		4.48%
Mexican pesos
Senior notes	2,500	—	7,497	—	—	11,486	21,483	22,638	18,484
Interest rate	8.27%	—	5.46%	—	—	7.73%	7.00%		6.95%

Expressed in millions of mexican pesos. (1)	2021	2022	2023	2024	2025	2026 and following years	Carrying value as of December 31, 2020	Fair value as of December 31, 2020	Carrying value as of December 31, 2019
Brazilian reais
Bank loans	59	50	29	19	—	—	157	157	309
Interest rate	6.04%	6.05%	6.40%	6.62%	—	—	6.18%		6.05%
Uruguayan pesos
Bank loans	770	261	—	—	—	—	1,031	1,032	1,266
Interest rate	10.29%	8.04%	—	—	—	—	9.72%		10.01%
Subtotal	3,329	311	7,526	19	—	62,084	73,269	81,794	57,634
Variable rate debt:
Mexican pesos
Senior notes	—	1,459	—	—	1,722	—	3,181	3,176	1,459
Interest rate	—	4.73%	—	—	4.56%	—	4.64%		7.99%
Bank loans	—	—	—	—	3,737	5,598	9,335	9,400	9,358
Interest rate	—	—	—	—	4.89%	5.15%	5.04%		8.20%
Colombian pesos
Bank loans	—	—	—	—	—	—	—	—	402
Interest rate	—	—	—	—	—	—	—		5.61%
Brazilian reais
Bank loans	43	5	—	—	—	—	48	48	242
Interest rate	8.45%	8.37%	—	—	—	—	8.44%		7.82%
Subtotal	43	1,464	—	—	5,459	5,598	12,564	12,624	11,461
Long term debt	3,372	1,775	7,526	19	5,459	67,682	85,833	94,418	69,095
Current portion of long term debt	3,372	—	—	—	—	—	3,372	—	10,603
Long- term debt	—	1,775	7,526	19	5,459	67,682	82,461	94,418	58,492
(1)All interest rates shown in this table are weighted average contractual annual rates.

For the years ended December 31, 2020, 2019 and 2018, the interest expense related to the bank loans and notes payable is comprised as follows and included in the consolidated income statement under the interest expense caption:

	2020	2019	2018
Interest on debts and borrowings	Ps. 6,228	Ps. 4,459	Ps. 4,786
Finance charges for employee benefits	231	200	202
Derivative instruments	1,174	1,946	2,370
Finance charges of leases	105	129	—
Finance operating charges	156	170	210
	Ps. 7,894	Ps. 6,904	Ps. 7,568

The Company has the following debt bonds: a) registered with the Mexican stock exchange: i) Ps. 2,500 (nominal amount) with a maturity date in 2021 and fixed interest rate of 8.27%, ii) Ps. 7,500 (nominal amount) with a maturity date in 2023 and fixed interest rate of 5.46%, iii) Ps. 1,500 (nominal amount) with a maturity date in 2022 and floating interest rate of TIIE + 0.25%, iv) Ps. 8,500 (nominal amount) with a maturity date in 2027 and fixed interest rate of 7.87%, v) Ps. 1,727 (nominal amount) with a maturity date in 2025 and floating interest rate of TIIE + 0.08%, and vi) Ps. 3,000 (nominal amount) with a maturity date in 2028 and fixed interest rate of 7.35%, and b) registered with the SEC : i) Senior notes of US. $ 1,250 with interest at a fixed rate of 2.75% and maturity date on January 22, 2030, ii) Senior notes of US. $ 705 with interest at a fixed rate of 1.85% and maturity date on September 1, 2032 and iii) Senior notes of US. $ 600 with interest at a fixed rate of 5.25% and maturity date on November 26, 2043 all of which are guaranteed by our subsidiaries: Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.) and Yoli de Acapulco, S. de R.L. de C.V. (“Guarantors”). In Note 29 we present supplemental guarantors consolidating financial information.

During 2019, the Company had credit contracts in Mexico for an amount of Ps. 9,400 at an interest rate of 8.39% and 7.91%, such loans were used to settle bank loans denominated in USD and for general corporate purposes. Additionally, the Company obtained during 2019 bank loans in Uruguay, Colombia and Argentina for an amount of Ps. 1,670.

During 2020, the Company obtained (and paid off) bank loans to build liquidity in light of the recent COVID-19 pandemic: in Mexico for an amount of Ps. 15,650 at a weighted interest rate of 6.04%, in Argentina and Colombia for an amount of Ps. 1,184. Similarly, on January 22, 2020 the Company prepaid senior notes in Mexico for US. $ 900, and on February 18, 2020, the Company paid the total balance of its senior notes for US. $ 500.

In addition, the Company celebrated bank loans in Argentine and Uruguayan peso with some banks for Ps. 711 and Ps. 759 (nominal amounts) respectively.

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

19.1 Reconciliation of liabilities arising from financing activities.

		Cash flows		Non-cash impact
	Carrying Value at December 31, 2019	Repayments	Proceeds	New leases	Others	Foreign Exchange movement	Translation Effect	Carrying Value at December 31, 2020
Short-term bank loans	Ps. 882	Ps. (17,641)	Ps. 18,525	Ps. —	Ps. —	Ps. —	Ps. (121)	Ps. 1,645
Short-term notes payable	—	—	—	—	—	—		—
Total short-term from financing activities	Ps. 882	Ps. (17,641)	Ps. 18,525	Ps. —	Ps. —	Ps. —	Ps. (121)	Ps. 1,645
Long-term bank loans	11,576	(896)	293	—	—	—	(405)	10,568
Long-term notes payable	57,519	(26,650)	43,479	—	—	1,018	(101)	75,265
Total long-term from financing activities	Ps. 69,095	Ps. (27,546)	Ps. 43,772	Ps. —	Ps. —	Ps. 1,018	Ps. (506)	Ps. 85,833

Lease liabilities	Ps. 1,383	Ps. (573)	Ps. —	Ps. 599	Ps. 34	Ps. (13)	Ps. (123)	Ps. 1,306

Total from financing activities	Ps. 71,360	Ps. (45,760)	Ps. 62,297	Ps. 599	Ps. 34	Ps. 1,005	Ps. (750)	Ps. 88,784

		Cash flows		Non-cash impact
	Carrying Value at December 31, 2018	Repayments	Proceeds	New leases	Others	Foreign Exchange movement	Translation Effect	Carrying Value at December 31, 2019
Short-term bank loans	Ps. 1,382	Ps. (852)	Ps. 503	Ps. —	Ps. —	Ps. —	Ps. (151)	Ps. 882
Short-term notes payable	—	—	—	—	—	—	—	—
Total short-term from financing activities	Ps. 1,382	Ps. (852)	Ps. 503	Ps. —	Ps. —	Ps. —	Ps. (151)	Ps. 882
Long-term bank loans	16,572	(14,926)	10,233	—	—	—	(303)	11,576
Long-term notes payable	63,841	(4,674)	—	—	—	(1,589)	(59)	57,519
Long-term lease liabilities	10	(8)	—	—	—	(1)	(1)	—
Total long-term from financing activities	Ps. 80,423	Ps. (19,608)	Ps. 10,233	Ps. —	Ps. —	Ps. (1,590)	Ps. (363)	Ps. 69,095
Lease liabilities (1)	Ps. 1,798	Ps. (492)	Ps. —	Ps. 215	Ps. (21)	Ps. (37)	Ps. (80)	Ps. 1,383
Total from financing activities	Ps. 83,603	Ps. (20,952)	Ps. 10,736	Ps. 215	Ps. (21)	Ps. (1,627)	Ps. (594)	Ps. 71,360
(1) Beginning balance as of adoption date; January 1st, 2019

Note 20. Other Income and Expenses

	2020	2019	2018
Other income:
Gain on sale of long-lived assets	Ps. 274	Ps. 330	Ps. 399
Cancellation of contingencies	344	565	162
Foreign exchange gain related to operating activities	—	79	—
Joint venture sale	212	—	—
Other (1)	664	916	8
	Ps. 1,494	Ps. 1,890	Ps. 569
Other expenses:
Provisions for contingencies	Ps. 842	Ps. 1,305	Ps. 818
Loss on the retirement of long-lived assets	291	318	103
Loss on sale of long-lived assets	178	288	221
Loss on the retirement of intangible assets	375	—	—
Impairment	2,501	948	432
Severance payments (2)	192	1,062	224
Donations	361	288	332
Foreign exchange losses related to operating activities	69	—	(25)
Other	296	171	345
	Ps. 5,105	Ps. 4,380	Ps. 2,450

(1)Following a favorable decision from Brazilian tax authorities received during 2019, Coca-Cola FEMSA has been entitled to reclaim indirect tax payments made in prior years in Brazil, resulting in the recognition of a tax credit and a positive effect in the operating revenues and other income captions of the consolidated income statements. See note 25.2.1.
(2)During 2019, the Company incurred restructuring costs related to some of their operations as part of an efficiency program.
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
The Company measures the fair value of its financial assets and liabilities classified as level 1 and 2, applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2020 and 2019:

	2020		2019
	Level 1	Level 2	Level 1	Level 2
Derivative financial instruments asset	Ps. 488	Ps. 2,440	Ps. 91	Ps. 905
Derivative financial instruments liability	84	1,417	47	2,191
Trust assets of labor obligations	1,338	—	1,249	—

Impact of hedging on equity

Set out below is the reconciliation of each component of equity and the analysis of other comprehensive income:

	Foreign exchange forward contracts	Foreign currency option	Cross-currency swaps	Interest Rate swaps	Treasury Lock contracts	Commodity price contracts	Total holders of the parent	Non-controlling interest	Total
As at January 1, 2019	Ps. 29	Ps. 17	Ps. 48	Ps. (107)	Ps. —	Ps. (136)	Ps. (149)	Ps. (81)	Ps. (230)
Financial instruments – purchases	(267)	2	—	—	102	29	(134)	8	(126)
Change in fair value of financial instruments recognized in OCI	—	—	(2,083)	(37)	—	3	(2,117)	(58)	(2,175)
Amount reclassified from OCI to profit or loss	(69)	(26)	1,026	67	—	198	1,196	182	1,378
Foreign currency revaluation of the net foreign operations	—	—	(176)	—	—	—	(176)	(157)	(333)
Effects of changes in foreign exchange rates	—	—	30	9	—	3	42	—	42
Tax effect	99	7	379	(10)	(31)	(74)	370	9	379
As at December 31, 2019	Ps. (208)	Ps. —	Ps. (776)	Ps. (78)	Ps. 71	Ps. 23	Ps. (968)	Ps. (97)	Ps. (1,065)
Financial instruments – purchases	(837)	2	161	—	—	351	(323)	53	(270)
Change in fair value of financial instruments recognized in OCI	—	—	2,654	—	—	9	2,663	414	3,077
Amount reclassified from OCI to profit or loss	286	(2)	1,544	98	(102)	(37)	1,787	199	1,986
Foreign currency revaluation of the net foreign operations	—	—	(3,588)	—	—	—	(3,588)	(530)	(4,118)
Effects of changes in foreign exchange rates	7	—	92	14	—	(8)	105	16	121
Tax effect	163	—	(254)	(33)	31	(108)	(201)	(52)	(253)
As at December 31, 2020	Ps. (589)	Ps. —	Ps. (167)	Ps. 1	Ps. —	Ps. 230	Ps. (525)	Ps. 3	Ps. (522)
21.1 Total debt
The fair value of bank loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2020 and 2019, which is considered to be level 1 in the fair value hierarchy (See Note 19).
21.2 Forward agreements to purchase foreign currency
The Company has entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations of the Mexican peso and other currencies.
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
Net changes in the fair value of forward agreements that do not meet the criteria for hedge accounting are recorded in the consolidated income statements under the caption “market value gain on financial instruments”.
At December 31, 2020, the Company had the following outstanding forward agreements to purchase foreign currency:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2021	Ps. 7,130	Ps. (843)	Ps. 4

At December 31, 2019, the Company had the following outstanding forward agreements to purchase foreign currency:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2020	Ps. 7,692	Ps. (315)	Ps. 20
21.3 Options to purchase foreign currency
The Company has executed collar strategies to reduce its exposure to the risk of exchange rate fluctuations. A collar is a strategy that combines call and put options, limiting the exposure to the risk of exchange rate fluctuations in a similar way as a forward agreement.
These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value which is determined based on prevailing market exchange rates to terminate the contracts at the end of the period. Changes in the fair value of these options are initially recorded as part of “cumulative other comprehensive income”. Net gain/(loss) on expired contracts including the net premium paid, is recognized as part of cost of goods sold when the hedged item is recorded in the consolidated income statements.
As of December 31, 2020, the Company had no outstanding collar options to purchase foreign currency.

As of December 31, 2019, the Company had the following outstanding collar options to purchase foreign currency. Net premium paid for these options was Ps.3:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2020	Ps. 107	Ps. —	Ps. 2
21.4 Cross-currency swaps
The Company has cross-currency swaps contracts to reduce the risk of interest rate and exchange rate fluctuation in the contracted credits denominated in USD. Cross-currency swaps are designated as hedge instruments when the Company changes the debt profile to the functional currency to reduce the exchange rate fluctuation risk.
The fair value is estimated using market prices that would apply to terminate the contracts at the end of the period. For accounting purposes, the cross currency swaps are recorded as both, cash flow hedges in regard to the foreign exchange risk, and fair value hedges in regard to the interest rate risk and related foreign exchange risk. The fair value changes related to exchange rate fluctuations of the notional amount of those cross currency swaps and the accrued interest are recorded in the consolidated income statements. The remaining portion of the fair value changes, when designated as cash flow hedges, are recorded in the consolidated statement of financial position in “cumulative other comprehensive income”. If they are designated as fair value hedges the changes in this remaining portion are recorded in the income statements as “market value (gain) loss on financial instruments”.
At December 31, 2020, the Company had the following outstanding cross currency swap agreements:

		Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2021	Ps. 404	Ps. (4)	Ps. —
2023	11,371	—	2,165
2027	6,982	(464)	80
2030	3,790	(107)	192
At December 31, 2019, the Company had the following outstanding cross currency swap agreements:

		Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2020	Ps. 13,788	Ps. (297)	Ps. 781
2021	—	—	—
2023	10,742	(594)	—
2027	6,596	(843)	—

21.5 Interest Rate swaps
The Company has contracted a number of interest rate swaps to reduce its exposure to interest rate fluctuations associated with its debt denominated in BRL. These interest rate swaps, are designated as cash flow hedges and the interest rate variation is recorded in the consolidated balance sheet as “cumulative other comprehensive income”.

At December 31, 2020, the Company had no outstanding interest rate swap agreements.
At December 31, 2019, the Company had the following outstanding interest rate swap agreements:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2020	Ps. 4,365	Ps. (142)	Ps. —
21.6 Treasury Lock contracts
The Company has contracted a number of treasury locks to reduce its exposure to interest rate fluctuations associated with its USD debt. These treasury locks, are designated as cash flow hedges and the interest rate variation is recorded in the consolidated statement of financial position as “cumulative other comprehensive income”.
At December 31, 2020, the Company had no outstanding treasury locks agreements.

At December 31, 2019, the Company had the following outstanding treasury locks agreements:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2020	Ps. 10,365	Ps. —	Ps. 102

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
The fair value of expired or sold commodity contracts is recorded in cost of goods sold with the hedged items.
As of December 31, 2020, the Company had the following aluminum price contracts:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2021	Ps. 695	Ps. —	Ps. 125
2022	Ps. 99	Ps. —	Ps. 17
As of December 31, 2020, the Company had the following PX + MEG (resin) price contracts:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2021	Ps. 729	Ps. (65)	Ps. —

As of December 31, 2020, the Company had the following sugar price contracts:

		Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2021	Ps. 1,260	Ps. (18)	Ps. 275
2022	366	—	70
As of December 31, 2019, the Company had the following aluminum price contracts:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2020	Ps. 394	Ps. (1)	Ps. 5
As of December 31, 2019, the Company had the following PX + MEG (resin) price contracts

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2020	Ps. 320	Ps. (28)	Ps. —
As of December 31, 2019, the Company had the following sugar price contracts:

		Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2020	Ps. 1,554	Ps. (18)	Ps. 71
2021	98	—	15

21.8 Option embedded in the Promissory Note to fund the Vonpar’s acquisition

On December 6, 2016, as part of the purchase price paid for the Company’s acquisition of Vonpar, Spal issued and delivered a three-year promissory note to the sellers, for a total amount of 1,166 million Brazilian reais. On November 14, 2018 Spal prepaid an amount for 103 million of USD (393 million of Brazilian reais) (and the amount left as of December 31, 2018 is 1,000 million of Brazilian real). The promissory note beards interest at an annual rate of 0.375%, and was denominated and payable in Brazilian reais. The promissory note was linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note increased or decreased based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar. The holders of the promissory note had an option, that could be exercised prior to the scheduled maturity of the promissory note, to capitalize the Mexican peso amount equivalent to the amount payable under the promissory note into a recently incorporated Mexican company which would then be merged into the Company in exchange for Series L shares at a strike price of Ps.178.5 per share. On December 6, 2019 the Promissory Note matured and the option embedded expired worthless. As such, the Company paid a total amount of 1,000 million of Brazilian reais (approximately Ps. 4,676) for the maturity of the Notes.

21.9 Sale Estrella Azul
On September 30, 2020, Coca-Cola FEMSA announced that its joint venture with The Coca-Cola Company (Compañía Panameña de Bebidas, S.A.P.I. de C.V.) successfully sold 100% of its stock interest in Estrella Azul, a dairy products company in Panama. As part of the transaction, the company agreed with the buyer that we could receive payments in the future if the business of Estrella Azul achieves certain volume and EBITDA targets during the 2022-2027 period. The Company estimated the amount of the payments to be received based on the forecasts of the business (level 3 inputs) and calculated their net present value. As of December 31, 2020, the financial asset recognized in the consolidated statement of financial position has a total value of Ps. 8.

21.10 Net effects of expired contracts that met hedging criteria

Derivative	Impact in consolidated income statement - Gain (Loss)	2020	2019	2018
Cross currency swaps	Interest expense	Ps. (109)	Ps. (199)	Ps. (157)
Cross currency swaps	Foreign exchange	1,212	480	642
Interest rate swaps	Interest expense	(163)	(515)	—
Option to purchase foreign currency	Cost of good sold	8	(63)	(8)
Forward agreements to purchase foreign currency	Cost of good sold	839	(163)	240
Commodity Price contracts	Cost of good sold	(129)	(391)	(258)
Treasury locks	Interest expense	153	—	—
21.11 Net effect of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes.

Derivative	Impact in consolidated income statement	2020	2019	2018
Embedded derivatives	Market value (loss) gain on financial instruments	Ps. —	Ps. 4	Ps. (12)
Cross currency swaps and interest rate swaps	Market value (loss) gain on financial instruments	(212)	(293)	(116)
21.12 Net effect of expired contracts that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in consolidated income statement	2020	2019	2018
Cross currency swaps and interest rate swaps	Market value (loss) on financial instruments	Ps. (212)	Ps. (293)	Ps. (186)
Embedded derivatives	Market value (loss) gain on financial instruments	—	4	—
21.13 Risk management
The Company has exposure to the following financial risks:
•Market risk;
•Interest rate risk;
•Liquidity risk; and
•Credit risk
Additionally, the COVID-19 pandemic has also caused and continues to cause significant volatility in the financial markets, undermining investors’ confidence in the growth of countries and businesses. Major stock markets have halted operations on several occasions as persistent market turmoil intensified and new information became available. Currencies in many of the countries where the company operates, including the Mexican peso, suffered a significant depreciation against the U.S. dollar as compared to December 31, 2019, which increased the cost of some of our raw materials
21.13.1 Market risk
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

The Company tracks the fair value (mark to market) of its derivative financial instruments and its possible changes using scenario analyses. The following disclosures provide a sensitivity analysis of the market risks, which the Company is exposed to as it relates to foreign exchange rates, interest rates and commodity prices, which it considers in its existing hedging strategy:

Forward agreement to purchase U.S. Dollar (MXN/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2020	(19)%	Ps. (884)	Ps. —
2019	(9)%	(739)	—
2018	(13)%	(365)	—
Forward agreement to purchase U.S. Dollar (BRL/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2020	(21)%	Ps. (357)	Ps. —
2019	(13)%	(155)	—
2018	(16)%	(413)	—
Forward agreement to purchase U.S. Dollar (COP/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2020	(16)%	Ps. (142)	Ps. —
2019	(10)%	(54)	—
2018	(12)%	(2)	—
Forward agreement to purchase U.S. Dollar (ARS/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2020	(2)%	Ps. (2)	Ps. —
2019	(25)%	(88)	—
2018	(27)%	(522)	—
Forward agreement to purchase U.S. Dollar (UYU/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2020	(9)%	Ps. (21)	Ps. —
2019	(5)%	(23)	—
2018	(8)%	(46)	—
Cross currency swaps (USD to MXN)	Change in USD rate	Effect on equity	Profit and loss effect
2020	(19)%	Ps. (5,507)	Ps. —
2019	(9)%	(2,315)	—
2018	(13)%	(3,130)	—
Cross currency swaps (USD to BRL)	Change in USD rate	Effect on equity	Profit and loss effect
2020	(21)%	Ps. (2,161)	Ps. —
2019	(13)%	(645)	—
2018	(16)%	(9,068)	—
Sugar price contracts	Change on sugar Price	Effect on equity	Profit and loss effect
2020	(32)%	Ps. (515)	Ps. —
2019	(24)%	(255)	—
2018	(30)%	(341)	—
Aluminum price contracts	Change on Aluminum price	Effect on equity	Profit and loss effect
2020	(16)%	Ps. (289)	Ps. —
2019	(15)%	(1,164)	—
2018	(22)%	(55)	—

Options to purchase foreign currency (MXN to USD)	Change on USD rate	Effect on equity	Profit and loss effect
2020	—%	Ps. —	Ps. —
2019	(10)%	(6)	—
2018	(13)%	(303)	—

21.13.2 Interest rate risk
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
The following disclosures provide a sensitivity analysis of the interest rate risks management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to its fixed and floating rate borrowings and which considers its existing hedging strategy:

Interest Rate Risk	Change in U.S.$ rate	Effect on (profit) or loss
2020	+100 bps	Ps. (102)
2019	+100 bps	(44)
2018	+100 bps	(134)
21.13.3 Liquidity risk
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
The Company has access to credit from national and international banking institutions in order to face treasury needs; besides, the Company has the highest rating for Mexican companies (AAA) given by independent rating agencies, allowing the Company to access capital markets in case it needs resources.
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
See Note 19 for a disclosure of the Company’s maturity dates associated with its non-current financial liabilities as of December 31, 2020.
The following table reflects all contractually fixed and variable pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected gross cash outflows from derivative financial liabilities that are in place as of December 31, 2020.
Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amounts or timing are based on economic conditions (like interest rates and foreign exchange rates) existing at December 31, 2020.

(In millions of Ps)	2021	2022	2023	2024	2025	2026 and thereafter
Non-derivative financial liabilities:
Notes and bonds	Ps. 2,500	Ps. 1,500	Ps. 7,500	Ps. —	Ps. 1,727	Ps. 62,469
Loans from banks	2,518	317	28	18	3,760	5,640
Derivatives financial liabilities (assets)	999	991	(1,286)	577	577	1,375
The Company generally makes payments associated with its financial liabilities with cash generated from its operations.
21.13.4 Credit risk
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
The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in cash. The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2020 and 2019 is the carrying amounts (see Note 7).
The credit risk for liquid funds and derivative financial instruments is limited because the counterparties are highly rated banks as designated by international credit rating agencies.
The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining a Credit Support Annex (CSA) that establishes margin requirements. As of December 31, 2020 the Company concluded that the maximum exposure to credit risk related with derivative financial instruments is not significant given the high credit rating of its counterparties.
21.14 Cash Flow hedges
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

In these hedging relationships, the main sources of inefficiency are:
•The effect of the credit risk of the counterparty and the Company on the fair value of foreign currency forward contracts, which is not reflected in the change in the fair value of the hedged cash flows; and
•Changes in the period hedges.

As of December 31, 2020, the Company’s financial instruments used to hedge its exposure to foreign exchange rates, interest rates and commodity risks were as follows:

	Maturity
	1-6 months	6-12 months	More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Notional amount (in millions of pesos)	2,806	1,888	—
Average exchange rate MXN/USD	23.35	23.47	—
Notional amount (in millions of pesos)	844	491	—
Average exchange rate BRL/USD	5.41	5.37	—
Notional amount (in millions of pesos)	511	212	—
Average exchange rate COP/USD	3,750	3,740	—
Notional amount (in millions of pesos)	96	—	—
Average exchange rate ARS/USD	92.97	—	—
Notional amount (in millions of pesos)	225	58	—
Average exchange rate UYU/USD	45.92	45.69	—
Foreign exchange currency swap contracts
Notional amount (in millions of pesos)	—	—	12,568
Average exchange rate MXN/USD	—	—	19.81
Notional amount (in millions of pesos)	—	—	9,575
Average exchange rate BRL/USD	—	—	4.00
Notional amount (in millions of pesos)	404	—	—
Average exchange rate COP/USD	3,454	—	—
Commodities risk
Aluminum (in millions of pesos)	325	370	99
Average price (USD/Ton)	1,654	1,720	1,740
Sugar (in millions of pesos)	869	391	365
Average price (USD cent/Lb)	12.13	11.87	12.17
PX+MEG (in millions of pesos)	364	364	—
Average price (USD /Ton)	730	730	—

As of December 31, 2019, the Company’s financial instruments used to hedge its exposure to foreign exchange rates, interest rates and commodity risks were as follows:

	Maturity
	1-6 months	6-12 months	More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Notional amount (in millions of pesos)	3,742	2,086	—
Average exchange rate MXN/USD	20.00	20.20	—
Notional amount (in millions of pesos)	697	303	—
Average exchange rate BRL/USD	4.04	4.16	—
Notional amount (in millions of pesos)	220	85	—
Average exchange rate COP/USD	3,491	3,460	—
Notional amount (in millions of pesos)	137	—	—
Average exchange rate ARS/USD	79.23	—	—
Notional amount (in millions of pesos)	335	87	—
Average exchange rate UYU/USD	37.55	40.03	—
Foreign exchange currency option contracts
Notional amount (in millions of pesos)	107	—	—
Average exchange rate COP/USD	3,252	—	—
Foreign exchange currency swap contracts
Notional amount (in millions of pesos)	9,423	—	8,292
Average exchange rate MXN/USD	19.54	—	19.92
Notional amount (in millions of pesos)	—	4,365	9,046
Average exchange rate BRL/USD	—	3.41	4.00
Interest rate risk
Interest rate swaps
Notional amount (in millions of pesos)	—	4,365	—
Average interest rate	—	8.34%	—
Treasury Locks
Notional amount (in millions of pesos)	10,365	—	—
Average interest rate	1.81%	—	—
Commodities risk
Aluminum (in millions of pesos)	276	118	—
Average price (USD/Ton)	1,796	1,812	—
Sugar (in millions of pesos)	1,192	361	98
Average price (USD cent/Lb)	13.09	12.73	13.45
PX+MEG (in millions of pesos)	160	160	—
Average price (USD /Ton)	848	848	—
Note 22. Non-Controlling Interest in Consolidated Subsidiaries
An analysis of Coca-Cola FEMSA’s non-controlling interest in its consolidated subsidiaries as of December 31, 2020, 2019 and 2018 is as follows:

	2020	2019	2018
Mexico	Ps. 4,823	Ps. 5,671	Ps. 5,700
Colombia	22	21	21
Brazil	738	1,059	1,085
	Ps. 5,583	Ps. 6,751	Ps. 6,806

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
The changes in Coca-Cola FEMSA’s non-controlling interest were as follows:

	2020	2019	2018
Balance at beginning of the period	Ps. 6,751	Ps. 6,806	Ps. 18,141
Net income of non-controlling interest	61	529	1,159
Exchange differences on translation of foreign operations	(1,261)	(565)	(1,338)
Re-measurements of the net defined employee benefit liability	—	—	37
Valuation of the effective portion of derivative financial instruments, net of taxes	100	(16)	(41)
Dividends paid	(68)	(3)	—
Accounting standard adoption effects (see Note 2.4)	—	—	(12)
Philippines deconsolidation	—	—	(11,140)
Balance at end of the period	Ps. 5,583	Ps. 6,751	Ps. 6,806
Note 23. Equity
23.1 Equity accounts
As of December 31, 2020, the common stock of Coca-Cola FEMSA is represented by 16,806,658,096 common shares, with no par value. Fixed capital stock is Ps. 934 (nominal value) and variable capital is unlimited.
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

On January 31, 2019, the Board of Coca Cola FEMSA approved:

(i)An eight-for-one stock split (the “Stock Split”) of each series of shares of the Company;
(ii)The issuance of Series B ordinary shares with full voting rights;
(iii)The creation of units, comprised of 3 Series B shares and 5 Series L shares, to be listed for trading on the Mexican Stock Exchange (“BMV”) and in the form of American depositary shares (ADSs) on the New York Stock Exchange (“NYSE”); and
(iv)Amendments to the Company’s bylaws mainly to give effect to the matters approved in paragraphs (i), (ii), and (iii), described above.
On March 22, 2019, the CNBV (Mexican National Banking and Securities Commission) approved and authorized the stock split.

As a result, (i) the percentage of ownership held by the Company’s shareholders will not change, and (ii) the percentage of ordinary shares with full voting rights will be adjusted proportionally due to the issuance of the Series B shares, as set forth in the table below.

The capital stock of the Company prior to and immediately after the Stock Split is as follows:

Outstanding shares prior to the Stock Split:

Series of shares	Shareholders	Outstanding shares	% of the capital stock	% of ordinary shares with full voting rights
A	Wholly-owned subsidiary of Fomento Económico Mexicano, S.A.B. de C.V.	992,078,519	47.22%	62.96%
D	Wholly-owned subsidiaries of The Coca-Cola Company	583,545,678	27.78%	37.04%
L	Public float	525,208,065	25.00%	0%
Total		2,100,832,262	100%	100%

Outstanding shares after the Stock Split:

Series of shares	Shareholders	Outstanding shares	% of the capital stock	% of ordinary shares with full voting rights
A	Wholly-owned subsidiary of Fomento Económico Mexicano, S.A.B. de C.V.	7,936,628,152	47.22%	55.97%
D	Wholly-owned subsidiaries of The Coca-Cola Company	4,668,365,424	27.78%	32.92%
B	Public float	1,575,624,195	9.38%	11.11%
L	Public float	2,626,040,325	15.63%	0%
Total		16,806,658,096	100%	100%

As of December 31, 2020, 2019 and 2018, the number of each share series representing Coca-Cola FEMSA’s common stock is comprised as follows:

	Thousands of Shares

Series of shares (1)	2020	2019	2018
A	7,936,628	7,936,628	7,936,628
B	1,575,624	1,575,624	1,575,624
D	4,668,365	4,668,365	4,668,366
L	2,626,040	2,626,040	2,626,040
	16,806,657	16,806,657	16,806,658
(1)The information for the years ended December 31, 2018 have been adjusted retrospectively for comparative purposes based on the number of shares resulting from the stock split occurred in March 2019.
The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve amounts to 20% of common stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company. As of December 31, 2020, 2019 and 2018, this reserve was Ps. 412, Ps. 187 and Ps. 164 respectively included in retained earnings.
Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except for restated shareholder contributions and distributions made from net taxable income, denominated “Cuenta de Utilidad Fiscal Neta” (“CUFIN”).
Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. This tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. The Company’s consolidated balances of CUFIN at December 31, 2020, that are not subject to withholding tax, amounted to Ps. 23,672.

For the years ended December 31, 2020, 2019 and 2018 the dividends declared and paid per share by the Company are as follows:

Series of shares (1)	2020 (1)	2019	2018
A	Ps. 4,822	Ps. 3,512	Ps. 3,323
D	2,836	2,066	1,955
L	1,595	1,162	1,100
B	957	697	660
	Ps. 10,210	Ps. 7,437	Ps. 7,038
(1)At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 17, 2020, the shareholders declared a dividend of Ps. 10,210 that was paid in May 5, 2020 and November 3, 2020. This represents a dividend of Ps. — per each ordinary share.

There were no withholding taxes associated with the payment of dividends in 2020, 2019 and 2018 by the Company to its shareholders

23.2 Capital management
The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balances in order to obtain the lowest cost of capital available. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2020 and 2019.
The Company is not subject to any externally imposed capital requirements, other than the legal reserve and debt covenants (see Note 19 and Note 23.1).
The Company's Finance and Planning and the Corporate Practices Committees review the capital structure of the Company on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. In conjunction with this objective, the Company seeks to maintain the highest credit rating both nationally and internationally, currently rated AAA and A-/A2/A- respectively, which requires us to comply, among others, with the financial metrics that each rating agency considers. For example, some rating agencies require us to maintain a debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio lower than 2.0x. As a result, prior to entering into new business ventures, acquisitions or divestures, management evaluates the impact that these transactions can have on its credit rating.
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

The earnings per share for the years ended December 31, 2018, have been adjusted retrospectively for comparative purposes based on the number of shares resulting from the stock split.

Earnings amounts per share type are as follows:

	2020
	Per series	Per series	Per series	Per series
	"A" shares	"D" shares	"B" shares	"L" shares
Consolidated net Income	Ps. 4,896	Ps. 2,880	Ps. 972	Ps. 1,620
Consolidated net income attributable to equity holders of the parent- continuing operations	4,868	2,863	966	1,610
Weighted average number of shares for basic earnings per share (millions of shares)	7,937	4,668	1,576	2,626
	2019
	Per series	Per series	Per series	Per series
	"A" shares	"D" shares	"B" shares	"L" shares
Consolidated net Income	Ps. 5,965	Ps. 3,508	Ps. 1,184	Ps. 1,973
Consolidated net income attributable to equity holders of the parent- continuing operations	5,715	3,360	1,135	1,891
Weighted average number of shares for basic earnings per share (millions of shares)	7,937	4,668	1,576	2,626
	2018
	Per series	Per series	Per series	Per series
	"A" shares	"D" shares	"B" shares	"L" shares
Consolidated net Income	Ps. 7,116	Ps. 4,186	Ps. 1,413	Ps. 2,355
Consolidated net income attributable to equity holders of the parent- continuing operations	5,164	3,038	1,025	1,709
Consolidated net income attributable to equity holders of the parent- discontinued operation	1,405	826	279	465
Weighted average number of shares for basic earnings per share (millions of shares)	7,937	4,668	1,576	2,626

Note 25. Income Taxes
25.1 Income Tax
The major components of income tax expense for the years ended December 31, 2020, 2019 and 2018 are:

	2020	2019	2018
Current tax expense:
Current year	Ps. 7,367	Ps. 6,011	Ps. 4,763
Deferred tax expense:
Origination and reversal of temporary differences	(3,391)	905	1,579
Utilization (benefit) of tax losses recognized	1,452	(1,268)	(1,082)
Total deferred tax income expense (benefit)	(1,939)	(363)	497
Total income tax expense in consolidated net income	Ps. 5,428	Ps. 5,648	Ps. 5,260

2020	Mexico	Foreign	Total
Current tax expense:
Current year	Ps. 6,311	Ps. 1,056	Ps. 7,367
Deferred tax expense:
Origination and reversal of temporary differences	(2,676)	(715)	(3,391)
Utilization (benefit) of tax losses recognized	1,962	(510)	1,452
Total deferred tax (benefit)	(714)	(1,225)	(1,939)
Total income tax expense in consolidated net income	Ps. 5,597	Ps. (169)	Ps. 5,428

2019	Mexico	Foreign	Total
Current tax expense:
Current year	Ps. 5,123	Ps. 888	Ps. 6,011
Deferred tax expense:
Origination and reversal of temporary differences	(438)	1,343	905
(Benefit) utilization of tax losses recognized	(1,136)	(132)	(1,268)
Total deferred tax (benefit)	(1,574)	1,211	(363)
Total income tax expense in consolidated net income	Ps. 3,549	Ps. 2,099	Ps. 5,648

2018	Mexico	Foreign	Total
Current tax expense:
Current year	Ps. 3,545	Ps. 1,218	Ps. 4,763
Deferred tax expense:
Origination and reversal of temporary differences	(283)	1,862	1,579
(Benefit) utilization of tax losses recognized	(679)	(403)	(1,082)
Total deferred tax (benefit)	(962)	1,459	497
Total income tax expense in consolidated net income	Ps. 2,583	Ps. 2,677	Ps. 5,260

Recognized in Consolidated Statement of Other Comprehensive Income (OCI)

Income tax related to items charged or recognized directly in OCI during the year:	2020	2019	2018
Unrealized loss (gain) on cash flow hedges	Ps. 216	Ps. (373)	Ps. (208)
Remeasurements of the net defined benefit liability	(130)	(192)	152
Total income tax recognized in OCI	Ps. 86	Ps. (565)	Ps. (56)

Balance of income tax included in Accumulated Other Comprehensive Income (AOCI) as of:

Income tax related to items charged or recognized directly in OCI as of year-end:	2020	2019	2018
Unrealized loss (gain) on derivative financial instruments	Ps. (212)	Ps. (481)	Ps. (128)
Comprehensive income to be reclassified to profit or loss in subsequent periods	(212)	(481)	(128)
Re-measurements of the net defined benefit liability	(378)	(240)	(56)
Balance of income tax in AOCI	Ps. (590)	Ps. (721)	Ps. (184)
A reconciliation between income tax expense and income (loss) before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method multiplied by the Mexican domestic statutory tax rate for the years ended December 31, 2020, 2019 and 2018 is as follows:

	2020	2019	2018
Mexican statutory income tax rate	30%	30%	30%
Income tax from prior years	(0.38)%	(2.66)%	(0.50)%
(Loss) on monetary position for subsidiaries in hyperinflationary economies	(0.62)%	(0.50)%	(0.96)%
Annual inflation tax adjustment	0.73%	0.78%	(0.32)%
Non-deductible expenses	2.49%	3.92%	2.43%
Non-taxable income	—%	—%	(0.78)%
Income taxed at a rate other than the Mexican statutory rate	0.08%	1.28%	1.69%
Effect of restatement of tax values	(1.81)%	(1.47)%	(3.38)%
Effect of change in statutory rate	(0.23)%	(0.52)%	(0.38)%
Income tax credits	(10.34)%	(0.18)%	(0.13)%
Tax loss	13.80%	(1.01)%	1.04%
Other	0.04%	1.04%	1.89%
	33.76%	30.68%	30.60%

Deferred income tax
An analysis of the temporary differences giving rise to deferred income tax liabilities (assets) is as follows:

	Consolidated Statement of Financial Position as of		Consolidated Income Statement
	2020	2019	2020	2019	2018
Allowance for doubtful accounts	Ps. (64)	Ps. (60)	Ps. (10)	Ps. (18)	Ps. 76
Inventories	23	(61)	72	(37)	(33)
Prepaid expenses	26	43	(17)	41	(19)
Property, plant and equipment, net	(1,006)	(863)	(90)	128	(392)
Rights of use assets	176	197	(22)	197	—
Other assets	(325)	20	(389)	24	74
Finite useful lived intangible assets	(128)	148	(275)	(78)	182
Indefinite lived intangible assets	796	1,039	140	114	31
Post-employment and other non-current employee benefits	(381)	(387)	4	65	(114)
Derivative financial instruments	74	(7)	80	(12)	(39)
Contingencies	(1,627)	(2,169)	182	(94)	1,146
Employee profit sharing payable	(208)	(201)	(7)	17	—
Tax loss carryforwards	(6,915)	(9,224)	2,342	(1,268)	(1,082)
Tax credits to recover (1)	(2,594)	(1,855)	(1,629)	(122)	(109)
Cumulative other comprehensive income	(590)	(721)	86	29	(54)
Liabilities of amortization of goodwill of business acquisition	6,554	7,663	—	860	1,125
Financial leasing	(211)	(190)	(23)	(190)	—
Other liabilities	(2,269)	(33)	(2,383)	(19)	(295)
Deferred tax (income)			Ps. (1,939)	Ps. (363)	Ps. 497

Deferred tax, asset	Ps. (11,143)	Ps. (10,432)
Deferred tax, liability	2,474	3,771
Deferred income taxes, net	Ps. (8,669)	Ps. (6,661)
(1)Corresponds to income tax credits arising from dividends received from foreign subsidiaries to be recovered within the next ten years accordingly to the Mexican Income Tax law as well as effects of the exchange of foreign currencies with Related and Non-Related Parties.
The changes in the balance of the net deferred income tax asset are as follows:

	2020	2019	2018
Balance at beginning of the period	Ps. (6,661)	Ps. (5,582)	Ps. (6,298)
Deferred tax provision for the period	(1,939)	(363)	497
Change in the statutory rate	(42)	(66)	63
Acquisition of subsidiaries, see Note 4	—	57	(413)
Effects in equity:
Unrealized loss (gain) on derivative financial instruments	216	(373)	(21)
Cumulative translation adjustment	(392)	(230)	31
Remeasurements of the net defined benefit liability	(130)	(192)	152
Inflation adjustment	279	88	20
Philippines disposal	—	—	387
Balance at end of the period	Ps. (8,669)	Ps. (6,661)	Ps. (5,582)
The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.

The Company has determined that undistributed profits of its subsidiaries, will not be distributed in the foreseeable future. The temporary differences associated with investments in subsidiaries, associates and joint ventures, for which deferred tax liabilities have not been recognized, aggregate to December 31, 2020: Ps. 5,212, December 31, 2019: Ps. 13,187 and, December 31, 2018: Ps. 9,237.
Tax Loss Carryforwards

Some subsidiaries in Mexico, Colombia, Uruguay, Argentina and Brazil have tax loss carryforwards. Unused tax loss carryforwards, for which a deferred income tax asset has been recognized, may be recovered provided certain requirements are fulfilled. The tax losses carryforwards for which deferred tax asset has been recorded and their corresponding years of expiration are as follows:

Tax Loss Carryforwards amounts in millions
2024	Ps. 63
2025	734
2026	1,831
2027	—
2028	2,222
2029	3,136
2030 and thereafter	1,071
No expiration (Brazil)	12,465
Ps. 21,522

Considering all available evidence, including forecasts, business plans and strategic measures, the Company has decided to make an adjustment in its deferred income tax asset during 2020 for an amount of Ps 2,349.

During 2013, the Company completed certain acquisitions in Brazil. In connection with the acquisitions in Brazil the Company recorded certain goodwill balances that are deductible for Brazilian income tax reporting purposes. The deduction of such goodwill amortization has resulted in the creation of Net Operating Losses (NOLs) in Brazil which the NOLs for which deferred tax asset has been recorded, which have no expiration, but their usage is limited to 30% of Brazilian taxable income in any given year. As of December 31, 2020 and 2019 the Company believes that it is more likely than not that it will ultimately recover such NOLs through the reversal of temporary differences and future taxable income. Accordingly, the related deferred tax assets have been fully recognized.
The changes in the balance of tax loss carryforwards are as follows:

	2020	2019	2018
Balance at beginning of the period	Ps. 28,871	Ps. 25,879	Ps. 24,817
Increase	4,985	6,029	3,398
Usage of tax losses	(1,986)	(1,854)	(352)
Unused tax losses - 2024 to 2026	(7,830)	—	—
Effect of foreign currency exchange rates	(2,518)	(1,183)	(1,984)
Balance at end of the period	Ps. 21,522	Ps. 28,871	Ps. 25,879
.
25.2 Recoverable taxes
Recoverable taxes result from higher provisional payments of income tax during 2020 in comparison to current year income tax, and other indirect tax, which will be compensated or recovered in future years.
The operations in Guatemala, Colombia, Nicaragua and Panama are subject to a minimum tax. In Guatemala and Colombia this tax is recoverable under certain circumstances only. Guatemala tax basis is determined considering the highest between total assets and net income; in Colombia tax basis is equity.
25.2.1 Exclusion of the State VAT (ICMS) on the federal sale taxes (PIS / COFINS) calculate basis
On March 15, 2017 the Brazilian Federal Supreme Court (STF) ruled that the inclusion of the VAT (ICMS) on federal sales taxes (PIS and COFINS) taxable basis was unconstitutional. During 2019, our companies in Brazil obtained conclusive favorable motions over this exclusion of VAT (ICMS) over PIS / COFINS calculation. The net favorable effects of each case are to be recorded at the time all formalities and legal procedures are finalized and recovery of the taxes paid becomes virtually certain. During 2020 and 2019, the administrative formalities for three of the motions and the recoverable taxes were concluded and were recorded in the income statement.

As of December 31, 2020 and 2019 the amount of recoverable taxes in Brazil including PIS and COFINS is Ps. 2,523 and Ps. 4,223.
25.3 Tax Reform
Brazil
The Brazilian federal production tax rates and federal sales tax rates increased in 2017 and 2018 and remained flat in 2019 and 2020. In early 2017, the Supreme Court decided that the value-added tax would not be used as the basis for calculating the federal sales tax, resulting in a reduction of the federal sales tax. The Brazilian tax authorities have appealed the Supreme Court’s decision and such appeal is in process. However, our Brazilian subsidiaries commenced legal proceedings to ascertain their ability to calculate federal sales tax without using the value-added tax as a basis, in accordance with the Supreme Court’s ruling, and obtained a final favorable resolution in 2019. In 2020, the federal production and sales taxes together resulted in an average of 15.9% tax over net sales.
In recent years, the excise tax rate on concentrate in Brazil has undergone recurrent temporary fluctuations. The excise tax rate was reduced from 20.0% to 4.0% from September 1, 2018 to December 31, 2018, was increased from 4.0% to 12.0% from January 1, 2019 to June 30, 2019, was reduced to 8.0% from July 1, 2019 to September 30, 2019 and was increased to 10.0% from October 1, 2019 to December 31, 2019. The excise tax rate was reduced to 4.0% from January 1, 2020 to May 31, 2020, increased to 8.0% from June 1, 2020 to November 30, 2020 and decreased again to 4.0% on December 1, 2020 until January 31, 2021. It will be increased to 8.0% from February 1, 2021 onward. The tax credit that we may recognize in our Brazilian operations in connection with purchases of concentrate in the Manaus Free Trade Zone will be affected accordingly.
Argentina
On January 1, 2018, a tax reform became effective in Argentina. This reform reduced the income tax rate from 35.0% to 30.0% for 2018 and 2019, and then to 25.0% for the following years. In addition, such reform imposed a new tax on dividends paid to non-resident stockholders and resident individuals at a rate of 7.0% for 2018 and 2019, and then to 13.0% for the following years. The tax reform decreased the sales tax rate in the province of Buenos Aires from 1.75% to 1.5% in 2018. However, the reform increased the sales tax rate in the City of Buenos Aires from 1.0% to 2.0% in 2018, and scheduled a reduction to 1.5% in 2019, to 1.0% in 2020, to 0.5% in 2021 and to —% in 2022. Nonetheless, the Argentine government issued an executive decree with an order to maintain the sales taxes rate in the City of Buenos Aires at a rate of 1.5% through 2020, without ruling on whether the scheduled reductions for 2021 and 2022 will occur. On December 11, 2020, Argentine government signed a new commitment to suspend the reduction of sales tax rates until December 31, 2021. The rate for both Buenos Aires City and Buenos Aires province will remain at 1.5%.
On December 23, 2019, Argentina enacted a new tax reform that became effective as of January 1, 2020. This reform maintained the income tax at a rate of 30.0% and the withholding tax on dividends paid to non-resident stockholders and resident individuals at a rate of 7.0% for two more years. Beginning on January 1, 2021, taxpayers may adjust inflationary effects for income tax purposes in one sole year instead of through a period of six years.
Mexico

On January 1, 2019, the Mexican government eliminated the right to offset any tax credit against any payable tax (universal offset or compensation universal). Effective as of such date, tax credits were only offset against taxes of the same nature, and it is not possible to offset tax credits against taxes withheld to third parties.
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

Colombia
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
Costa Rica
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
Panama
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
Nicaragua
On March 1, 2019, a tax reform became effective in Nicaragua, increasing the excise tax for all beverages (except for water) from 9.0% to 11.0%; to 13.0% on January 1, 2020; and to 15.0% starting on January 1, 2021. Besides, starting on March 1, 2019, the minimum alternative income tax increased from 1.0% to 3.0%.
Uruguay
On December 29, 2020, the Uruguayan government issued an executive decree reforming the determination of the excise tax credit of $1,15 per sold liter on returnable bottles. Starting on January 1, 2021 to June 30, 2021, the tax credit must be determined considering the relation between the purchases of returnable bottles of Uruguayan origin with the total purchases of returnable bottles, using the figures of the last three years. For the second half of 2021 it is expected that the government will issue another decree with the corresponding provisions to apply the tax credit.

Note 26. Other Liabilities, Provisions and Commitments
26.1 Other current financial liabilities

	2020	2019
Sundry creditors	Ps. 1,018	Ps. 482
Derivative financial instruments	930	802
Total	Ps. 1,948	Ps. 1,284
26.2 Provisions and other non-current liabilities

	2020	2019
Provisions	Ps. 5,100	Ps. 7,983
Taxes payable	67	227
Other (1)	2,144	581
Total	Ps. 7,311	Ps. 8,791
(1) This amount includes Ps. 899 of certain tax contingencies that expired and are payable to the former shareholders of Spaipa (acquired in 2013).

26.3 Other non-current financial liabilities

	2020	2019
Derivative financial instruments	Ps. 571	Ps. 1,436
Security deposits	363	461
Total	Ps. 934	Ps. 1,897
26.4 Provisions recorded in the consolidated statement of financial position
The Company has various loss contingencies, and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2020 and 2019:

	2020	2019
Taxes	Ps. 2,540	Ps. 4,696
Labor	1,681	2,222
Legal	879	1,065
Total (1)	Ps. 5,100	Ps. 7,983
(1) As it is customary in Brazil, the Company is required to guarantee tax, legal and labor contingencies by guarantee deposits. See Note 14.

26.5. Changes in the balance of provisions recorded
26.5.1 Taxes

	2020	2019	2018
Balance at beginning of the period	Ps. 4,696	Ps. 5,038	Ps. 6,717
Penalties and other charges	—	1	7
New contingencies	186	368	178
Cancellation and adjustments	(152)	(247)	(44)
Contingencies added in business combinations	—	—	104
Payments	(187)	(68)	(110)
Reversal of indemnifiable items (1)	(1,177)	—	—
Effect of foreign currency exchange rates	(826)	(396)	(951)
Philippines disposal	—	—	(863)
Balance at end of the period	Ps. 2,540	Ps. 4,696	Ps. 5,038

(1) This amount includes Ps. 899 of certain tax contingencies that expired and are payable to the former shareholders of Spaipa (acquired in 2013), see Note 26.2.
26.5.2 Labor

	2020	2019	2018
Balance at beginning of the period	Ps. 2,222	Ps. 2,340	Ps. 2,365
Penalties and other charges	228	249	279
New contingencies	227	465	205
Cancellation and expiration	(51)	(273)	(109)
Contingencies added in business combinations	—	44	289
Payments	(561)	(401)	(20)
Effects of foreign currency exchange rates	(384)	(202)	(669)
Balance at end of the period	Ps. 1,681	Ps. 2,222	Ps. 2,340
26.5.3 Legal

	2020	2019	2018
Balance at beginning of the period	Ps. 1,065	Ps. 920	Ps. 1,985
Penalties and other charges	8	94	86
New contingencies	193	128	61
Cancellation and expiration	(141)	(45)	(9)
Contingencies added in business combinations	—	77	67
Payments	(111)	(44)	(251)
Effect of foreign currency exchange rates	(135)	(65)	(135)
Philippines disposal	—	—	(884)
Balance at end of the period	Ps. 879	Ps. 1,065	Ps. 920
While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.
26.6 Unsettled lawsuits
The Company has entered into several proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and its subsidiaries. These proceedings have arisen in the ordinary course of business and are common to the industry in which the Company operates. Such contingencies were classified by the Company as less than probable but not remote, the estimated amount including uncertain tax position as of December 31, 2020 of these lawsuits is Ps. 80,795, however, the Company believes that the ultimate resolution of such proceedings will not have a material effect on its consolidated financial position or result of operations.
The Company has tax disputes, most of which are related to its Brazilian operations, with loss expectations assessed by management and supported by the analysis of legal counsel considered as possible. The main possible contingencies of Brazilian operations amounting to approximately Ps. 48,403. This refers to various tax disputes related primarily to: (i) Ps. 8,899 of credits for ICMS (VAT); (ii) Ps. 29,280 related to tax credits of IPI over raw materials acquired from Free Trade Zone Manaus; (iii) Claims of Ps. 4,878 related to compensation of federal taxes not approved by the Tax authorities; (iv) Ps. 2,677 relating that question the amortization of goodwill generated in acquisitions operations; and (v) Ps. 2,667 relating to liability over the operations of a third party, former distributor, in the period from 2001 to 2003. The Company is defending its position in these matters and final decision is pending in court.
In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where these subsidiaries operate. The Company does not expect any material liability to arise from these contingencies.
26.7 Collateralized contingencies
As is customary in Brazil, the Company has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 7,342, Ps. 10,471 and Ps. 7,739 as of December 31, 2020, 2019 and 2018, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies. Also as disclosed in Note 9.2 there is some restricted cash in Brazil relates to short term deposits in order to fulfill the collateral requirements for accounts payable.

26.8 Commitments
The Company has firm commitments for the purchase of property, plant and equipment of Ps. 432 as December 31, 2020.
Note 27. Information by segment
The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who periodically reviews financial information at the country level. Thus, each of the separate countries in which the Company operates is considered an operating segment, with the exception of the countries in Central America which represent a single operating segment.
The Company has aggregated operating segments into the following reporting segments for the purposes of its consolidated financial statements: (i) Mexico and Central America division (comprising the following countries: Mexico (including corporate operations), Guatemala, Nicaragua, Costa Rica and Panama), and (ii) the South America division (comprising the following countries: Brazil, Argentina, Colombia, and Uruguay).

The Company is of the view that the quantitative and qualitative aspects of the aggregated operating segments are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to:(i) similarities of customer base, products, production processes and distribution processes, (ii) similarities of governments, (iii) currency trends and (iv) historical and projected financial and operating statistics, historically and according to our estimates the financial trends of the countries aggregated into an operating segment have behaved in similar ways and are expected to continue to do so.
Segment disclosure for the Company’s consolidated operations is as follows:

2020	Mexico and Central America (1)	South America (2)	Consolidated
Total revenues	106,783	76,832	183,615
Intercompany revenue	4,998	18	5,016
Gross profit	52,906	29,905	82,811
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method	14,751	1,326	16,077
Depreciation and amortization	6,471	4,137	10,608
Non-cash items other than depreciation and amortization	979	515	1,494
Equity in earnings (loss) of associated companies and joint ventures	(95)	(186)	(281)
Total assets	165,887	97,179	263,066
Investments in associate companies and joint ventures	5,804	1,819	7,623
Total liabilities	113,727	26,882	140,609
Capital expenditures, net(3)	6,764	3,590	10,354

2019	Mexico and Central America (1)	South America (2)	Consolidated
Total revenues	109,249	85,222	194,471
Intercompany revenue	5,673	15	5,688
Gross profit	52,384	35,123	87,507
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method	10,349	8,060	18,409
Depreciation and amortization	6,380	4,262	10,642
Non-cash items other than depreciation and amortization	878	205	1,083
Equity in earnings (loss) of associated companies and joint ventures	(177)	46	(131)
Total assets	147,374	110,465	257,839
Investments in associate companies and joint ventures	6,198	3,553	9,751
Total liabilities	95,694	32,460	128,154
Capital expenditures, net(3)	6,677	4,788	11,465

2018	Mexico and Central America (1)	South America (2)	Consolidated
Total revenues	100,162	82,180	182,342
Intercompany revenue	5,143	17	5,160
Gross profit	48,162	35,776	83,938
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method	7,809	9,381	17,190
Depreciation and amortization	5,551	3,852	9,403
Non-cash items other than depreciation and amortization	1,249	132	1,381
Equity in earnings (loss) of associated companies and joint ventures	326	(100)	(226)
Total assets	147,748	116,039	263,787
Investments in associate companies and joint ventures	6,789	3,729	10,518
Total liabilities	96,525	35,512	132,037
Capital expenditures, net(3)	6,574	4,495	11,069
(1)Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 87,833, Ps. 91,358 and Ps. 84,352 during the years ended December 31, 2020, 2019 and 2018, respectively. Domestic (Mexico only) total assets were Ps. 148,068, Ps. 130,045 and Ps. 130,865 as of December 31, 2020, 2019 and 2018, respectively. Domestic (Mexico only) total liabilities were Ps. 109,086, Ps. 91,427 and Ps. 92,340 as of December 31, 2020, 2019 and 2018, respectively.
(2)South America includes Brazil, Argentina, Colombia and Uruguay. South America revenues include Brazilian revenues of Ps. 56,191, Ps. 61,554 and Ps. 56,523 during the years ended December 31, 2020, 2019 and 2018, respectively. Brazilian total assets were Ps. 70,376, Ps. 82,667 and Ps. 86,007 as of December 31, 2020, 2019 and 2018, respectively. Brazilian total liabilities Ps. 19,148, Ps. 24,103 and Ps. 26,851 as of December 31, 2020, 2019 and 2018, respectively. South America revenues also include Colombian revenues of Ps. 12,049, Ps. 13,522 and Ps. 14,580 during the years ended December 31, 2020, 2019 and 2018, respectively. Colombian total assets were Ps. 15,993, Ps. 16,518 and Ps. 17,626 as of December 31, 2020, 2019 and 2018, respectively. Colombian total liabilities were Ps. 3,262, Ps. 4,154 and Ps. 4,061 as of December 31, 2020, 2019 and 2018, respectively. South America revenues also include Argentine revenues of Ps. 5,468, Ps. 6,725 and Ps. 9,152 during the years ended December 31, 2020, 2019 and 2018, respectively. Argentine total assets were Ps. 5,039, Ps. 5,341 and Ps. 6,021 as of December 31, 2020, 2019 and 2018, respectively. Argentine total liabilities were Ps. 1,842, Ps. 1,637 and Ps. 2,059 as of December 31, 2020, 2019 and 2018, respectively. South America revenues also include Uruguay revenues of Ps. 3,124, Ps. 3,421 and Ps. 1,925, during the years ended on December 31, 2020 and 2019, respectively. Uruguay total assets were Ps. 5,771, Ps. 5,939 and Ps. 6,385 as of December 31, 2020 and 2019, respectively. Uruguay total liabilities were Ps. 2,630, Ps. 2,566 and Ps. 2,541, as of December 31, 2020 and 2019, respectively.
(3)Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

Note 28. Future Impact of Recently Issued Accounting Standards not yet in Effect:
The Company has not applied the following standards, amendments and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

Classification of Liabilities as Current or Non-current - Amendments to IAS 1
In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:
•What is meant by a right to defer settlement
•That a right to defer must exist at the end of the reporting period
•That classification is unaffected by the likelihood that an entity will exercise its deferral right
•That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification
The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Company is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

Reference to the Conceptual Framework – Amendments to IFRS 3
In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.
The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 Levies, if incurred separately.
At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements.
The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and apply prospectively.

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16
In May 2020, the IASB issued amendments to IAS 16, which prohibit entities from deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss.
The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendments.
The amendments are not expected to have a material impact on the Company.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37
In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making.
The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.
The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Company will apply these amendments to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments.

I - Subsidiary as a first-time adopter - amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards
As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued an amendment to IFRS 1. The amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRS. This amendment will also be applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1.
The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted.

Fees in the ’10 per cent’ test for derecognition of financial liabilities - amendments to IFRS 9 - Financial Instruments
As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendments to IFRS 9. The amendments clarify the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendments.
The amendments are effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company will apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendments.
The amendments are not expected to have a material impact on the Company.

Note 29. Supplemental Guarantor Information
Condensed Consolidating Financial Information
The following consolidating information presents condensed consolidating statements of financial position as of December 31, 2020 and 2019 and condensed consolidating statements of income, other comprehensive income and cash flows for each of the three years in the period ended December 31, 2020, 2019 and 2018 of the Company and Propimex, S. de R.L. de C.V., Comercializadora la Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador CIMSA, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.) and Yoli de Acapulco, S. de R. L. de C.V. (the Guarantors).
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

	Parent	Combined Wholly-owned Guarantors Subsidiaries	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
	Consolidated Statement of Financial Position As of December 31, 2020
Assets
Current assets:
Cash and cash equivalents	Ps. 29,996	Ps. 4,149	Ps. 9,352	Ps. —	Ps. 43,497
Accounts receivable, net	16,724	22,779	43,968	(71,948)	11,523
Inventories	—	1,478	8,249	—	9,727
Recoverable taxes	113	1,141	4,217	—	5,471
Other current assets	1	727	1,494	—	2,222
Total current assets	46,834	30,274	67,280	(71,948)	72,440

Non-current assets:
Investments in other entities	127,273	82,371	1,583	(203,604)	7,623
Rights of use assets	—	449	829	—	1,278
Property, plant and equipment, net	—	19,403	40,057	—	59,460
Intangible assets, net	27,608	36,315	40,048	—	103,971
Deferred tax assets	3,959	2,120	5,064	—	11,143
Other non-current assets and Other current financial assets	35,136	6,172	6,783	(40,940)	7,151
Total non-current assets	193,976	146,830	94,364	(244,544)	190,626
Total assets	Ps. 240,810	Ps. 177,104	Ps. 161,644	Ps. (316,492)	Ps. 263,066

Liabilities
Current liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps. 2,500	Ps. —	Ps. 2,517	Ps. —	Ps. 5,017
Current portion of lease liabilities	—	156	404	—	560
Interest Payable	684	—	28	—	712
Suppliers	25	2,627	14,606	(63)	17,195
Other current liabilities	22,647	41,766	26,832	(71,884)	19,361
Total current liabilities	25,856	44,549	44,387	(71,947)	42,845

Non-current liabilities:
Bank loans and notes payable	82,097	—	364	—	82,461
Lease liabilities	—	296	450	—	746
Other non-current liabilities	15,983	35,745	3,770	(40,941)	14,557
Total non-current liabilities	98,080	36,041	4,584	(40,941)	97,764
Total liabilities	123,936	80,590	48,971	(112,888)	140,609
Equity:
Equity attributable to equity holders of the parent	116,874	96,514	107,090	(203,604)	116,874
Non-controlling interest in consolidated subsidiaries	—	—	5,583	—	5,583
Total equity	116,874	96,514	112,673	(203,604)	122,457
Total liabilities and equity	Ps. 240,810	Ps. 177,104	Ps. 161,644	Ps. (316,492)	Ps. 263,066

	Parent	Combined Wholly-owned Guarantors Subsidiaries	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
	Consolidated Statement of Financial Position As of December 31, 2019
Assets:
Current assets:
Cash and cash equivalents	Ps. 9,849	Ps. 4,464	Ps. 6,178	Ps. —	Ps. 20,491
Accounts receivable, net	18,832	28,528	59,730	(91,614)	15,476
Inventories	—	1,462	9,076	—	10,538
Recoverable taxes	189	1,474	5,904	—	7,567
Other current assets	188	522	2,014	—	2,724
Total current assets	29,058	36,450	82,902	(91,614)	56,796

Non-current assets:
Investments in other entities	153,782	147,846	3,571	(295,448)	9,751
Rights of use assets	—	594	788	—	1,382
Property, plant and equipment, net	—	19,130	42,057	—	61,187
Intangible assets, net	27,608	36,501	47,941	—	112,050
Deferred tax assets	4,411	2,208	3,813	—	10,432
Other non-current assets and Other financial assets	22,697	5,742	19,663	(41,861)	6,241
Total non-current assets	208,498	212,021	117,833	(337,309)	201,043
Total assets	Ps.237,556	Ps. 248,471	Ps. 200,735	Ps. (428,923)	Ps.257,839
Liabilities:
Current liabilities:
Short-term bank loans and notes payable and current portion of non-current debt	Ps. 9,421	Ps. —	Ps. 2,064	Ps. —	Ps. 11,485
Current portion of lease liabilities	—	143	340	—	483
Interest Payable	422	—	17	—	439
Suppliers	11	3,735	16,225	(139)	19,832
Other current liabilities	33,151	48,249	28,845	(91,474)	18,771
Total current liabilities	43,005	52,127	47,491	(91,613)	51,010

Non-current liabilities:
Bank loans and notes payable	57,455	—	1,037	—	58,492
Lease liabilities	—	452	448	—	900
Other non-current liabilities	14,161	36,797	8,654	(41,860)	17,752
Total non-current liabilities	71,616	37,249	10,139	(41,860)	77,144
Total liabilities	114,621	89,376	57,630	(133,473)	128,154
Equity:
Equity attributable to equity holders of the parent	122,935	159,095	136,354	(295,450)	122,934
Non-controlling interest in consolidated subsidiaries	—	—	6,751	—	6,751
Total equity	122,935	159,095	143,105	(295,450)	129,685
Total liabilities and equity	Ps.237,556	Ps.248,471	Ps.200,735	Ps.(428,923)	Ps.257,839

	Parent	Combined Wholly-owned Guarantors Subsidiaries	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2020
Total revenues	Ps. 1	Ps. 90,022	Ps. 145,980	Ps. (52,388)	183,615
Cost of goods sold	—	49,426	95,620	(44,242)	100,804
Gross profit	1	40,596	50,360	(8,146)	82,811
Administrative expenses	531	3,087	7,843	(3,570)	7,891
Selling expenses	—	21,461	31,668	(4,576)	48,553
Other expenses (income), net	(7)	1,354	2,264	—	3,611
Interest expense, net	4,445	3,171	(769)	—	6,847
Foreign exchange (loss) gain, net	(1,593)	12	1,585	—	4
Other financing income (expense), net	—	—	164	—	164
Income taxes	424	3,696	1,308	—	5,428
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes	17,292	10,054	(185)	(27,442)	(281)
Consolidated Net income	Ps. 10,307	Ps. 17,893	Ps. 9,610	Ps. (27,442)	Ps. 10,368
Attributable to:
Equity holders of the parent- continuing	10,307	17,893	9,549	(27,442)	10,307
Non-controlling interest- continuing	—	—	61	—	61
Consolidated Net income	Ps. 10,307	Ps. 17,893	Ps. 9,610	Ps. (27,442)	Ps. 10,368

	Parent	Combined Wholly-owned Guarantors Subsidiaries	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2019
Total revenues	Ps. 2	Ps. 96,169	Ps. 155,767	Ps. (57,467)	Ps. 194,471
Cost of goods sold	—	54,714	101,268	(49,018)	106,964
Gross profit	2	41,455	54,499	(8,449)	87,507
Administrative expenses	404	3,194	7,815	(2,986)	8,427
Selling expenses	—	24,308	33,265	(5,463)	52,110
Other expenses (income), net	3	1,579	908	—	2,490
Interest expense, net	4,568	3,745	(2,639)	—	5,674
Foreign exchange (loss) gain, net	379	(80)	(629)	—	(330)
Other financing (expense) income, net	—	—	(67)	—	(67)
Income taxes	(1,105)	2,536	4,217	—	5,648
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes	15,590	11,676	48	(27,445)	(131)
Consolidated Net income	Ps. 12,101	Ps. 17,689	Ps. 10,285	Ps. (27,445)	Ps. 12,630
Attributable to:
Equity holders of the parent- continuing	12,101	17,689	9,756	(27,445)	12,101
Non-controlling interest- continuing	—	—	529	—	529
Consolidated Net income	Ps. 12,101	Ps. 17,689	Ps. 10,285	Ps. (27,445)	Ps. 12,630

	Parent	Combined Wholly-owned Guarantors Subsidiaries	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
	Condensed consolidating income statements: For the year ended December 31, 2018
Total revenues	Ps. 1	Ps. 86,736	Ps. 165,325	Ps. (69,720)	Ps. 182,342
Cost of goods sold	—	49,104	108,671	(59,371)	98,404
Gross profit	1	37,632	56,654	(10,349)	83,938
Administrative expenses	135	5,403	8,054	(5,593)	7,999
Selling expenses	—	22,814	31,867	(4,756)	49,925
Other expenses (income), net	—	627	1,254	—	1,881
Interest expense, net	4,425	3,514	(1,375)	—	6,564
Foreign exchange (loss) gain, net	(98)	(91)	(88)	—	(277)
Other financing (expense) income, net	—	—	(102)	—	(102)
Income taxes	(731)	1,455	4,536	—	5,260
Share of the profit of subsidiaries, associates and joint ventures accounted for using the equity method, net of taxes	17,833	14,732	105	(32,896)	(226)
Net income from continuing operations	Ps. 13,909	Ps. 18,460	Ps. 12,231	Ps. (32,896)	Ps. 11,704
Net income after tax from discontinued operations	Ps. —	Ps. —	Ps. 3,366	Ps. —	Ps. 3,366
Consolidated Net income	Ps. 13,909	Ps. 18,460	Ps. 15,597	Ps. (32,896)	Ps. 15,070
Attributable to:
Equity holders of the parent- continuing	13,909	18,460	11,463	(32,896)	10,936
Equity holders of the parent- discountinued.	—	—	2,975	—	2,975
Non-controlling interest- continuing	—	—	768	—	768
Non-controlling interest discontinued	—	—	391	—	391
Consolidated Net income	Ps. 13,909	Ps. 18,460	Ps. 15,597	Ps. (32,896)	Ps. 15,070

	Parent	Combined Wholly-owned Guarantors Subsidiaries	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
	Condensed consolidating statements of comprehensive income For the year ended December 31, 2020
Consolidated net income	Ps. 10,307	Ps. 17,893	Ps. 9,610	Ps. (27,442)	Ps. 10,368
Other comprehensive income, net of taxes:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments, net of taxes	443	393	100	(393)	543
Exchange differences on translation of foreign operations	(6,283)	1,485	(7,543)	4,798	(7,543)
Net other comprehensive income to be reclassified to profit or loss in subsequent periods:	(5,840)	1,878	(7,443)	4,405	(7,000)
Items not to be reclassified to profit or loss in subsequent periods:
Loss from equity financial asset classified at FVOCI	—	—	—	—	—
Remeasurements of the net defined benefit liability, net of taxes	(318)	(73)	(318)	391	(318)
Net other comprehensive income not being reclassified to profit or loss in subsequent periods:	(318)	(73)	(318)	391	(318)
Total comprehensive (loss) income, net of tax	(6,158)	1,805	(7,761)	4,796	(7,318)
Consolidated comprehensive income for the year, net of tax	Ps. 4,149	Ps. 19,698	Ps. 1,849	Ps. (22,646)	Ps. 3,050
Attributable to:
Equity holders of the parent- continuing	Ps. 4,149	Ps. 19,698	Ps. 2,949	Ps. (22,646)	Ps. 4,150
Non-controlling interest-continuing	—	—	(1,100)	—	(1,100)
Consolidated comprehensive income for the year, net of tax	Ps. 4,149	Ps. 19,698	Ps. 1,849	Ps. (22,646)	Ps. 3,050

	Parent	Combined Wholly-owned Guarantors Subsidiaries	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
	Condensed consolidating statements of comprehensive income For the year ended December 31, 2019
Consolidated net income	Ps. 12,101	Ps. 17,689	Ps. 10,285	Ps. (27,445)	Ps. 12,630
Other comprehensive income, net of taxes:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments, net of taxes	(819)	157	(330)	157	(835)
Exchange differences on translation of foreign operations	(5,013)	(10,391)	(5,578)	15,403	(5,579)
Net other comprehensive income to be reclassified to profit or loss in subsequent periods:	(5,832)	(10,234)	(5,908)	15,560	(6,414)
Items not to be reclassified to profit or loss in subsequent periods:
Loss from equity financial asset classified at FVOCI	(216)	—	(216)	216	(216)
Remeasurements of the net defined benefit liability, net of taxes	(511)	(64)	(899)	963	(511)
Net other comprehensive income not being reclassified to profit or loss in subsequent periods:	(727)	(64)	(1,115)	1,179	(727)
Total comprehensive (loss) income, net of tax	(6,559)	(10,298)	(7,023)	16,739	(7,141)
Consolidated comprehensive income for the year, net of tax	Ps. 5,542	Ps. 7,391	Ps. 3,262	Ps. (10,706)	Ps. 5,489
Attributable to:
Equity holders of the parent- continuing	5,542	7,391	3,314	(10,706)	5,541
Non-controlling interest-continuing	—	—	(52)	—	(52)
Consolidated comprehensive income for the year, net of tax	Ps. 5,542	Ps. 7,391	Ps. 3,262	Ps. (10,706)	Ps. 5,489

	Parent	Combined Wholly-owned Guarantors Subsidiaries	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
	Condensed consolidating statements of comprehensive income For the year ended December 31, 2018
Consolidated net income (loss)	Ps. 13,909	Ps. 18,460	Ps. 15,597	Ps. (32,896)	Ps. 15,070
Other comprehensive income, net of taxes:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments, net of taxes	(396)	(1,102)	2,142	(1,081)	(437)
Exchange differences on translation of foreign operations	(6,937)	23,618	(7,127)	(16,788)	(7,234)
Net other comprehensive income to be reclassified to profit or loss in subsequent periods:	(7,333)	22,516	(4,985)	(17,869)	(7,671)
Items not to be reclassified to profit or loss in subsequent periods:
Loss from equity financial asset classified at FVOCI	(1,039)	—	(1,039)	1,039	(1,039)
Remeasurements of the net defined benefit liability, net of taxes	223	(6)	101	(59)	259
Net other comprehensive income not being reclassified to profit or loss in subsequent periods:	(814)	(6)	(940)	980	(780)
Total comprehensive (loss) income, net of tax	(8,147)	22,510	(5,925)	(16,889)	(8,451)
Consolidated comprehensive income for the year, net of tax	Ps. 5,762	Ps. 40,970	Ps. 9,672	Ps. (49,785)	Ps. 6,619
Attributable to:
Equity holders of the parent- continuing	5,762	40,970	7,037	(49,785)	3,984
Equity holders of the parent- discontinued	—	—	2,817	—	2,817
Non-controlling interest-continuing	—	—	(421)	—	(421)
Non-controlling interest- discontinued	—	—	239	—	239
Consolidated comprehensive income for the year, net of tax	Ps. 5,762	Ps. 40,970	Ps. 9,672	Ps. (49,785)	Ps. 6,619

	Parent	Combined Wholly-owned Guarantors Subsidiaries	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31, 2020
Cash flows from operating activities:
Income before income taxes for continuing op.	Ps. 10,731	Ps. 21,590	Ps. 10,918	Ps. (27,443)	Ps. 15,796
Non-cash items	(11,264)	(2,190)	5,699	27,443	19,688
Changes in working capital	196	(2,626)	1,917	176	(337)
Net cash flows (used in)/from operating activities from continuing operations	(337)	16,774	18,534	176	35,147
Investing activities:
Interest received	3,593	1,876	2,823	(7,245)	1,047
Acquisition of long-lived assets, net	—	(3,667)	(5,714)	—	(9,381)
Acquisition of intangible assets and other investing activities	762	(180)	(1,196)	—	(614)
Investments in financial assets, net	(3)	(1,549)	8,623	(8,647)	(1,576)
Dividends received	25,567	13,830	16	(39,397)	16
Net cash flows used in investing activities from continuing operations	29,919	10,310	4,552	(55,289)	(10,508)
Financing activities:
Proceeds from borrowings	59,129	—	3,168	—	62,297
Repayment of borrowings	(42,051)	—	(3,136)	—	(45,187)
Interest paid	(7,019)	(4,909)	(1,419)	7,245	(6,102)
Dividends paid	(10,210)	(17,905)	(21,560)	39,397	(10,278)
Interest paid on lease liabilities	—	(104)	(1)	—	(105)
Payments of leases	—	(132)	(265)	(176)	(573)
Other financing activities	(8,811)	(4,159)	4,688	8,647	365
Net cash flows (used in)/from financing activities from continuing operations	(8,962)	(27,209)	(18,525)	55,113	417
Net (decrease) increase in cash and cash equivalents	20,620	(125)	4,561	—	25,056
Initial balance of cash and cash equivalents	9,849	4,464	6,178	—	20,491
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies	(473)	(190)	(1,387)	—	(2,050)
Ending balance of cash and cash equivalents	Ps. 29,996	Ps. 4,149	Ps. 9,352	Ps. —	Ps. 43,497

	Parent	Combined Wholly-owned Guarantors Subsidiaries	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31, 2019
Cash flows from operating activities:
Income before income taxes for continuing op.	Ps. 10,995	Ps. 20,226	Ps. 14,502	Ps. (27,445)	Ps. 18,278
Non-cash items	(13,994)	(9,829)	12,276	27,445	15,898
Changes in working capital	(222)	(4,975)	2,310	—	(2,887)
Net cash flows (used in)/from operating activities from continuing operations	(3,221)	5,422	29,088	—	31,289
Investing activities:
Interest received	2,957	2,460	5,446	(9,633)	1,230
Acquisition of long-lived assets, net	—	(4,218)	(5,776)	—	(9,994)
Acquisition of intangible assets and other investing activities	(3,693)	189	2,095	—	(1,409)
Investments in financial assets, net	(86)	(224)	(3,705)	3,443	(572)
Dividends received	15,052	868	1	(15,920)	1
Net cash flows used in investing activities from continuing operations	14,230	(925)	(1,939)	(22,110)	(10,744)
Financing activities:
Proceeds from borrowings	9,400	—	1,336	—	10,736
Repayment of borrowings	(14,137)	—	(6,323)	—	(20,460)
Interest paid	(4,006)	(31)	(10,278)	9,633	(4,682)
Dividends paid	(7,437)	(12,261)	(3,662)	15,920	(7,440)
Interest paid on lease liabilities	—	(129)	(125)	125	(129)
Payments of leases	—	(105)	(473)	86	(492)
Other financing activities	(1,016)	11,484	(7,141)	(3,654)	(327)
Net cash flows (used in)/from financing activities from continuing operations	(17,196)	(1,042)	(26,666)	22,110	(22,794)
Net (decrease) increase in cash and cash equivalents from continuing operations	(6,187)	3,455	483	—	(2,249)
Initial balance of cash and cash equivalents	16,529	1,026	6,172	—	23,727
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies	(493)	(17)	(477)	—	(987)
Ending balance of cash and cash equivalents	Ps. 9,849	Ps. 4,464	Ps. 6,178	Ps. —	Ps. 20,491

	Parent	Combined Wholly-owned Guarantors Subsidiaries	Combined non-guarantor Subsidiaries	Eliminations	Consolidated Total
	Condensed Consolidated Statements of Cash Flows For the year ended December 31, 2018
Cash flows from operating activities:
Income before income taxes for continuing op.	Ps. 13,180	Ps. 19,914	Ps. 16,766	Ps. (32,896)	Ps. 16,964
Non-cash items	(15,622)	(7,476)	8,957	32,896	18,755
Changes in working capital	(89)	(10,958)	2,909	—	(8,138)
Net cash flows (used in)/from operating activities from continuing operations	(2,531)	1,480	28,632	—	27,581
Income before taxes from discontinued operations	—	—	1,308	—	1,308
Operating activities from discontinued operations	—	—	654	—	654
Investing activities:
Acquisition and mergers, net of cash acquired	—	—	1,957	—	1,957
Interest received	2,994	2,187	4,513	(8,690)	1,004
Acquisition of long-lived assets, net	—	(3,506)	(6,012)	—	(9,518)
Acquisition of intangible assets and other investing activities	(10,153)	6,710	2,088	—	(1,355)
Investments in shares	(9,576)	(1,948)	(23,820)	34,957	(387)
Dividends received	4,816	—	8	(4,816)	8
Net cash flows (used in)/from investing activities from continuing operations	(11,919)	3,443	(21,266)	21,451	(8,291)
Net cash flows (used in)/from investing activities from discontinued operations	—	—	(962)	—	(962)
Financing activities:
Proceeds from borrowings	10,100	—	5,326	—	15,426
Repayment of borrowings	(9,028)	—	(6,929)	—	(15,957)
Interest paid	(4,189)	(5,487)	(3,998)	8,690	(4,984)
Dividends paid	(7,038)	(4,434)	(382)	4,816	(7,038)
Proceeds from issuing shares	—	—	—	—	—
Other financing activities	34,314	5,118	(6,157)	(34,957)	(1,682)
Net cash flows (used in)/from financing activities from continuing operations	24,159	(4,803)	(12,140)	(21,451)	(14,235)
Net cash flows (used in)/from financing activities from discontinued operations	—	—	(37)	—	(37)
Net (decrease) increase in cash and cash equivalents from continuing operations	9,709	120	(4,774)	—	5,055
Net (decrease) increase in cash and cash equivalents from discontinued operations	—	—	963	—	963
Initial balance of cash and cash equivalents	7,017	926	10,824	—	18,767
Effects of exchange rate changes and inflation effects on the balance sheet of cash held in foreign currencies	(197)	(20)	(841)	—	(1,058)
Ending balance of cash and cash equivalents	Ps. 16,529	Ps. 1,026	Ps. 6,172	Ps. —	Ps. 23,727

Note 30. Subsequent Events
In February 2021, we entered into a new distribution agreement with Heineken Brazil that is intended to replace our previous distribution agreement with Heineken Brazil. The effectiveness of this distribution agreement is subject to various conditions, including the approval of the Brazilian antitrust authorities. Pursuant to this new distribution agreement, we will continue to sell and distribute Kaiser, Bavaria and Sol beer brands in Brazil and add to our portfolio premium international brands such as Eisenbahn. We will also cease to sell and distribute Heineken and Amstel beer brands. Moreover, we will have the right to produce and distribute alcoholic beverages and other beers in Brazil based on a certain proportion of Heineken’s portfolio in Brazil. The agreement has a five-year term and may be automatically renewed for an additional five-year term subject to certain conditions. Upon the new distribution agreement becoming effective, we intend to withdraw from the arbitration and other legal proceedings against Heineken Brazil and waive any rights with respect to any awards or judgments resulting from such arbitration and legal proceedings.