Form 20-F
period 2021-12-31
COCA COLA FEMSA SAB DE CV
filed 2022-04-11
CIK 910631

As filed with the Securities and Exchange Commission on April 8, 2022.
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021
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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 10 units	KOF	New York Stock Exchange, Inc.
Units, each consisting of 3 Series B shares and 5 Series L shares, without par value	-	New York Stock Exchange, Inc. (not for trading, for listing purposes only)
Series B shares, without par value	-	New York Stock Exchange, Inc. (not for trading, for listing purposes only)
Series L shares, without par value	-	New York Stock Exchange, Inc. (not for trading, for listing purposes only)
2.750% Senior Notes due 2030	-	New York Stock Exchange, Inc.
1.850% Senior Notes due 2032	-	New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
The number of outstanding shares of each class of capital or common stock as of December 31, 2021 was:

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
“U.S.” or “United States” refers to United States of America.

“waters” refers to flavored and non-flavored waters, whether or not carbonated.
References to Coca-Cola trademark beverages in this annual report refer to products described in “Item 4. Information on the Company—The Company—Our Products.”
Currency Translations and Estimates
This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.20.5140 to US$1.00, the exchange rate for Mexican pesos on December 31, 2021, according to the U.S. Federal Reserve Board. On April 4, 2022, this exchange rate was Ps.19.8370 to US$1.00.
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
•our ability to implement our business expansion strategy, including our ability to successfully integrate mergers and acquisitions we have completed in recent years and our ability to implement our business strategy;
•economic, political or geopolitical conditions or changes in our regulatory or legal environment, including the impact of existing laws and regulations, changes thereto or the imposition of new taxes, environmental, health, energy, foreign investment and/or antitrust laws or regulations impacting our business, activities and investments; and
•adverse weather or natural disasters.
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
This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2021 and 2020 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2021, 2020 and 2019.
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
In the case of Argentina, the economy satisfies the conditions to be treated as a hyperinflationary economy based on various economic factors, including that Argentina’s cumulative inflation over the three-year period prior to December 31, 2021 exceeded 100%, according to available indexes in the country. We adjusted the financial information of our Argentine operations to recognize inflationary effects. Our functional currency in Argentina was converted to Mexican pesos for the periods ended December 31, 2021, 2020 and 2019 using the exchange rates at the end of such periods. See Note 3.4 to our consolidated financial statements.

Except when specifically indicated, information in this annual report on Form 20-F is presented as of December 31, 2021 and does not give effect to any transaction subsequent to that date.

Dividends and Dividend Policy
The following table sets forth the nominal amount in Mexican pesos of dividends declared, paid and to be paid per share each year and the U.S. dollar amounts on a per share basis actually paid or to be paid to holders of American Depositary Shares, which we refer to as ADSs, on each of the respective payment dates.

Fiscal Year with Respect to which Dividend was Declared(1)	Date Dividend Paid or To Be Paid	Mexican Pesos per Share or Unit, as applicable (Nominal)(2)	U.S. Dollars per Share or Unit, as applicable(3)
2017	May 3, 2018	1.680	0.088
	November 1, 2018	1.670	0.083
2018	May 3, 2019	1.770(4)	0.093
	November 1, 2019	1.770(4)	0.093
2019	May 5, 2020	2.430(5)	0.102 (5)
	November 3, 2020	2.430(5)	0.115(5)
2020	May 4, 2021	2.520(6)	0.124(6)
	November 3, 2021	2.520(6)	0.121 (6)
2021	May 3, 2022	2.715(7)	— (7)(8)
	November 3, 2022	2.715 (7)	— (7)(8)

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
(7)    Dividend declared per unit. The dividend was Ps.0.67875 per share, or the amount of the dividend declared divided by eight.
(8) Because the dividend declared for the fiscal year 2021 has not been paid at the time of this annual report, the U.S. dollar per share amount has not been determined.

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

Risk Factors
Risks Related to Our Company
Risks related to our relationship with our major shareholders

Our business depends on our relationship with The Coca-Cola Company, and changes in this relationship may adversely affect our business, financial condition and results of operations.
Substantially all of our sales are derived from sales of Coca-Cola trademark beverages. We produce, market, sell and distribute Coca-Cola trademark beverages through standard bottler agreements in the territories where we operate, which we refer to as “our territories.” See “Item 4. Information on the Company—The Company—Our Territories.” We are required to purchase concentrate for all Coca-Cola trademark beverages from affiliates of The Coca-Cola Company, which price is determined from time to time by The Coca-Cola Company in all such territories. We are also required to purchase sweeteners and other raw materials only from companies authorized by The Coca-Cola Company. Increases in the cost, disruption of supply or shortage of ingredients for concentrate could have an adverse effect on our business.
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
Risks related to consumer preferences and competition

Changes in consumer preferences and public concern about health-related and environmental issues could reduce demand for some of our products.
The beverage industry is evolving mainly as a result of changes in consumer preferences and regulatory actions. There have been different plans and actions adopted in recent years by governmental authorities in some of the countries where we operate. These include increases in tax rates or the imposition of new taxes on the sale of certain beverages and other regulatory measures, such as restrictions on advertising for some of our products and additional regulations concerning the labeling or sale of our products. Moreover, researchers, health advocates and dietary guidelines encourage consumers to reduce their consumption of certain types of beverages sweetened with sugar, artificial sweeteners and High Fructose Corn Syrup, or HFCS. In addition, concerns over the environmental impact of plastic may reduce the consumption of our products sold in plastic bottles or result in additional taxes that could adversely affect consumer demand. Increasing public concern about these issues, new or increased taxes, other regulatory measures, our failure to meet consumers’ preferences or our inability to successfully introduce new products or digitize our operations and processes, could reduce demand for some of our products, which would adversely affect our business, financial condition and results of operations. See “Item 4. Information on the Company—The Company—Business Strategy.”
Competition could adversely affect our business, financial condition and results of operations.
The beverage industry in the territories where we operate is highly competitive. We face competition from other bottlers of sparkling beverages, such as Pepsi trademark products and other bottlers and distributors of local beverage brands, and from producers of low-cost beverages or “B brands.” We also compete in beverage categories other than sparkling beverages, such as water, juice-based beverages, coffee, teas, milk, value-added dairy products, sports drinks, energy drinks, plant-based beverages, beer and other alcoholic beverages. We expect that we will continue to face strong competition in our beverage categories in all of our territories and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope.
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
Risks related to public health crises and weather and climatic conditions

The COVID-19 pandemic has and may continue to adversely affect our business, financial condition and results of operations.
The public health crisis caused by the COVID-19 pandemic and the measures that have been taken over the previous years and that may continue to be taken in the future by governments, businesses, including us, and the public at large to limit the spread of COVID-19 have had, and could continue to have, an adverse impact on our business. Government responses to the COVID-19 pandemic have caused, and may continue to cause, temporary closures and capacity restrictions at points of sale, including restaurants, cinemas and other venues, causing fluctuations in the volumes and mix of the products we sell. If despite vaccination efforts and other measures taken by governments and the public at large, the COVID-19 pandemic continues for a prolonged period of time or is exacerbated, it could result in the imposition of more restrictive measures in the territories in which we operate, which could adversely affect our financial and operating results.

The COVID-19 pandemic has also caused significant volatility in the financial markets and disruptions to supply chains across the world, which increased the cost of some of our raw materials and therefore has negatively affected and may continue to adversely affect our financial results.

Although unprecedented efforts to fight the COVID-19 pandemic have been taken, we cannot predict how long the COVID-19 pandemic will last, and whether there will be further outbreaks of new variants in the future in any of the markets where we operate. The full extent to which the COVID-19 pandemic will negatively affect our results of operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the effectiveness of vaccines and treatment developments and actions taken in the countries where we operate, or that may be taken in the future, by governmental authorities and other third parties in response to the pandemic.

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

In addition, from time to time, we establish and publicly announce goals and commitments to reduce our carbon footprint by increasing our use of recycled packaging materials and participating in environmental and sustainability programs and initiatives organized or sponsored by non-governmental organizations and other groups to reduce greenhouse gas emissions industrywide. If we fail to achieve due to restrictions to access or short supply of energy from renewable sources or improperly report on our progress toward achieving our carbon footprint reduction goals and commitments, the resulting negative publicity could adversely affect consumer preference and demand for our beverage products.

Risks related to our information systems and social media

If we are unable to protect our information systems against service interruption, misappropriation of data or breaches of security, our operations could be disrupted, which could have a material adverse effect on our business, financial condition and results of operations.
We rely on networks, information systems and other technology, or IT systems, including the Internet and third-party hosted platforms and services, to support a variety of business processes and activities, including procurement and supply chain, manufacturing, distribution, invoicing and collection of payments and to store client and employee personal data. We use IT systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting and legal and tax requirements. Because IT systems are critical to many of our operating activities, our business may be impacted by system shutdowns, service disruptions or security breaches. In addition, such incidents could result in unauthorized disclosure of material confidential information or regulated individual personal data. We could be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and IT systems. Any severe damage, disruption or shutdown in our IT systems could have a material adverse effect on our business, financial condition and results of operations.
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

Risks related to raw materials and supply chain
Water shortages or any failure to maintain existing concessions or contracts could adversely affect our business, financial condition and results of operations.
Water is an essential component of all of our products. We obtain water from various sources in our territories, including springs, wells, rivers and municipal and state water companies pursuant to either concessions granted by governments in our various territories (including governments at the federal, state or municipal level) or pursuant to contracts.
We obtain the vast majority of the water used in our production from municipal utility companies and pursuant to concessions to use wells, which are generally granted based on studies of the existing and projected groundwater supply. Our existing water concessions or contracts to obtain water may be terminated by governmental authorities under certain circumstances and their renewal depends on several factors, including having paid all fees in full, having complied with applicable laws and obligations and receiving approval for renewal from local and/or federal water authorities. See “Item 4. Information on the Company—Regulation—Water

Supply.” In some of our territories, our existing water supply may not be sufficient to meet our future production needs, and the available water supply may be adversely affected by shortages or changes in governmental regulations and environmental changes.
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
Prices for Coca-Cola trademark beverages concentrate are determined by The Coca-Cola Company as a percentage of the weighted average retail price in local currency, net of applicable taxes. The Coca-Cola Company has the right to change concentrate prices or change the manner in which such prices are calculated.In the past, The Coca-Cola Company has increased concentrate prices for Coca-Cola trademark beverages in some of the countries where we operate. We may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the pricing of our products or our results.
The prices for our other raw materials are driven by market prices and local availability, the imposition of import duties and restrictions and fluctuations in exchange rates. We are also required to meet all of our supply needs (including sweeteners and packaging materials) from suppliers approved by The Coca-Cola Company, and The Coca-Cola Company may limit the number of suppliers available to us. Our sales prices are denominated in the local currency of each country where we operate, while the prices of certain materials, including those used in the bottling of our products, mainly polyethylene terephthalate, or PET resin, preforms to make plastic bottles, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in, or determined with reference to, the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the applicable local currency. We cannot anticipate whether the U.S. dollar will appreciate or depreciate with respect to such local currencies in the future, and we cannot assure you that we will be successful in mitigating any such fluctuations through derivative instruments or otherwise. See “Item 4. Information on the Company—The Company—Raw Materials.”
Our most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global PET resin supply. Crude oil prices have a cyclical behavior and are determined with reference to the U.S. dollar; therefore, high currency volatility may affect our average price for PET resin in local currencies. In addition, international sugar prices have been volatile due to various factors, including shifting demand, availability, climate change and other issues affecting production and distribution. In all of the countries where we operate, other than Brazil, sugar prices are subject to local regulations and other barriers to market entry that cause us to purchase sugar above international market prices. See “Item 4. Information on the Company—The Company—Raw Materials.” We cannot assure you that our raw material prices will not further increase in the future or that we will be successful in mitigating any such increase through derivative instruments or otherwise. Increases in the prices of raw materials would increase our cost of goods sold and adversely affect our business, financial condition and results of operations.
Geopolitical conflicts, including the ongoing military conflict involving Russia and Ukraine and the resulting economic sanctions imposed on Russia and certain Russian citizens and enterprises, could also cause significant disruptions in supply chains across the world, which may increase the cost of some of our raw materials and therefore have an adverse effect on our business, financial condition and results of operations.

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

Risks related to regulatory developments, taxes and legal proceedings

Regulatory developments may adversely affect our business, financial condition and results of operations.

The principal areas in which we are subject to laws and regulations include anti-corruption, anti-bribery, anti-money laundering, water, environment, energy, labor, taxation, health, antitrust and price controls. See “Item 4. Information on the Company—Regulation.” In addition, we are also subject to laws and regulations in connection with the sale and distribution of beer and other alcoholic beverages. Changes in existing laws and regulations, the adoption of new laws or regulations, or a stricter interpretation or enforcement thereof in the countries where we operate may increase our operating and compliance costs or impose restrictions on our operations which, in turn, may adversely affect our business, financial condition and results of operations.
We currently offer non-refillable and refillable containers across our territories, among other product presentations. Certain legislative and regulatory reforms have been proposed in some of the territories where we operate to restrict the sale of single-use plastics and similar legislation or regulations may be proposed or enacted in the future. See “Item 4. Information on the Company—Regulation—Other Regulation.” Consumers’ increased concerns and changing habits about the solid waste streams and environmental responsibility and the related publicity could result in the adoption of such legislation or regulations. If these types of requirements are adopted and implemented on a large scale in any of our territories, they could affect our costs or require changes in our distribution model and packaging, which could reduce our net operating revenues and profitability.
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
Certain taxes could adversely affect our business, financial condition and results of operations.
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
Unfavorable outcomes of our legal proceedings could have an adverse effect on our business, financial condition and results of operations.
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
Risks related to mergers, acquisitions and business alliances

We may not be able to successfully integrate our acquisitions and business alliances and achieve the expected operational efficiencies or synergies.
We have and we may continue to acquire bottling operations and other businesses, as well as enter into business alliances. Key elements to achieving the benefits and expected synergies of our acquisitions and mergers are the integration of acquired or merged businesses’ operations into our own in a timely and effective manner and the retention of qualified and experienced key personnel. We may incur unforeseen liabilities in connection with acquiring, taking control of, or managing bottling operations and other businesses and may encounter difficulties and unforeseen or additional costs in restructuring and integrating them into our operating structure. Achieving the full benefits of our business alliances is dependent on identifying appropriate business partners and negotiating advantageous business agreements. We may not be successful in achieving the full benefits of such business alliances if these key aspects of such alliances are not realized. We cannot assure you that these efforts will be successful or completed as expected by us, and our business, financial condition and results of operations could be adversely affected if we are unable to do so.
Risks Related to the Countries Where We Operate
Adverse economic conditions in the countries where we operate may adversely affect our financial condition and results.
We are a Mexican corporation and our Mexican operations are our single most important geographic territory. We also conduct an important part of our operations in Brazil. For the year ended December 31, 2021, approximately 75.9% of our total revenues were attributable to Mexico and Brazil. Our results are affected by the economic conditions in the countries where we conduct operations. Consumer demand and preferences, real prices and the costs of raw materials are heavily influenced by macroeconomic conditions, which vary by country and may not be correlated. In addition, adverse economic conditions may affect and reduce consumer per capita income, thereby adversely affecting consumer demand for our products as a result of a decrease in consumer purchasing power. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our business, financial condition and results of operations.
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
Our business may also be significantly affected by interest rates, inflation rates and exchange rates of the local currencies of the countries where we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In addition, an increase in interest rates would increase the cost to us of variable rate funding (which, after giving effect to our swap contracts, and calculated by weighting each year’s outstanding debt balance mix, constituted approximately 15.2% of our total debt as of December 31, 2021), which would have an adverse effect on our financial position. A continued and prolonged increase in inflation rates in any of the countries where we operate may result in such country being categorized as a hyperinflationary economy for accounting purposes, which would change the manner in which we present and report financial information related to our operations in such country. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”
Argentina’s economy satisfies the conditions to be treated as a hyperinflationary economy based on various economic factors, including Argentina’s cumulative inflation over the past three-year period exceeding 100%, according to available indexes in the country. Continuing hyperinflation in Argentina may adversely affect our financial position and results of operations.
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
As part of our financing, treasury and derivatives policies, we maintain hedging initiatives designed to mitigate interest rate, raw materials and foreign currency exchange rate risk. These hedging initiatives are presented by our corporate finance department to the planning and finance committee of our board of directors on a quarterly basis for their review and approval. Even with such efforts, there is no assurance that the hedging and other financial strategies we implement will be sufficient to prevent any adverse effect on our financial position and results of operations as a result of any depreciation of the local currencies of the countries where we operate relative to the U.S. dollar, fluctuations in interest rates or in the price of raw materials.
Political and social events in the countries where we operate and elsewhere and changes in governmental policies may have an adverse effect on our business, financial condition and results of operations.
In recent years, some of the governments in the countries where we operate have implemented and may continue to implement significant changes in laws, public policy or regulations that could affect the political and social conditions in these countries. Any such changes, and similar changes in other countries such as the U.S., may have an adverse effect on our business, results of operations and financial condition. Furthermore, national presidential and legislative elections took place in 2021 or are scheduled to take place in 2022 in several of the countries where we operate, including Mexico, Brazil, Colombia and Costa Rica. We cannot assure you that political or social developments in the countries where we operate or elsewhere, such as the election of new administrations, changes in laws, public policy or regulations, political disagreements, civil disturbances and the rise in violence and perception of such rise in violence, over which we have no control, will not have a corresponding adverse effect on the local or global markets or on our business, financial condition and results of operations.
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
The market value of securities of Mexican companies is, to varying degrees, influenced by economic and securities market conditions in other countries. Although economic conditions are different in each country, investors’ reactions to developments in one country can have effects on the securities of issuers in other countries, including Mexico. Crises in other countries may diminish investor interest in securities of Mexican issuers. For example, the ongoing military conflict involving Russia and Ukraine and the effect of the resulting economic sanctions imposed on Russia and certain Russian citizens and enterprises could adversely affect the market value of our securities.
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
•Guatemala.
•Nicaragua.
•Costa Rica.
•Panama.
•Colombia—most of the country.
•Brazil—a major part of the states of São Paulo and Minas Gerais, the states of Parana, Santa Catarina, Mato Grosso do Sul and Rio Grande do Sul and part of the states of Rio de Janeiro and Goias.
•Argentina—Buenos Aires and surrounding areas.
•Uruguay.
We also operate in Venezuela through our investment in Coca-Cola FEMSA de Venezuela, S.A., or KOF Venezuela.
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
The following is an overview of our operations by consolidated reporting segment in 2021.

Operations by Consolidated Reporting Segment—Overview Year Ended December 31, 2021
	Total Revenues		Gross Profit
	(in millions of Mexican pesos, except percentages)
Mexico and Central America(1)	Ps. 115,794	59.4%	Ps. 57,366	64.7%
South America(2)	79,010	40.6%	31,232	35.3%
Consolidated	194,804	100.0%	88,598	100.0%

(1)    Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)    Includes Colombia, Brazil, Argentina and Uruguay.
Corporate History
We are a subsidiary of FEMSA, a company that participates in the retail industry through (i) a proximity division operating OXXO, a small-format store chain, (ii) a health division, which includes drugstores and related activities and (iii) a fuel division, operating the OXXO Gas chain of retail service stations. FEMSA participates in the beverage industry through us and participates in the beer industry as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in other ancillary businesses through its digital division which includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives and through its strategic business unit, which provides point-of-sale refrigeration, food processing equipment and plastics solutions to its business units and third-party clients. FEMSA also participates in the specialized distribution industry, through Envoy Solutions, LLC, including product sales in the Jan-San and packaging sectors, as well as integral logistics services through Solística, S.A. de C.V. known as logistics and distribution. Across its business units, FEMSA has more than 320,000 employees in 13 countries.

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
In November 2007, we acquired together with The Coca-Cola Company 100.0% of the capital stock of Jugos del Valle, S.A.P.I. de C.V., or Jugos del Valle. In 2008, we, The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and Brazilian operations, respectively, of Jugos del Valle.
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

In January 2013, we acquired, through CIBR Controladora de Sociedades de Bebidas Refrescantes, S. de R.L. de C.V. (formerly Controladora de Inversiones en Bebidas Refrescantes, S.L.), or CIBR, a 51.0% stake in Coca-Cola Beverages Philippines, Inc. (formerly Coca-Cola FEMSA Philippines, Inc.), or KOF Philippines from The Coca-Cola Company. In December 2018, CIBR completed the sale of its stake in KOF Philippines back to The Coca-Cola Company through the exercise of CIBR’s option to sell.
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
In December 2016, we acquired Vonpar S.A., or Vonpar, a Brazilian bottler of Coca-Cola trademark products with operations in the states of Rio Grande do Sul and Santa Catarina in Brazil. As part of our acquisition of Vonpar, we increased our minority equity interest in Leão Alimentos.
In March 2017, we acquired together with The Coca-Cola Company, through our Mexican, Brazilian, Argentine, Colombian subsidiaries and also through our interest in Jugos del Valle in Mexico, a participation in the AdeS plant-based beverage businesses. As a result of this acquisition, we have exclusive distribution rights of AdeS plant-based beverages in our territories.
In April 2018, Del Norte Sociedad Controladora de Bebidas Refrescantes, S. de R.L. de C.V. (formerly Compañía Inversionista en Bebidas del Norte, S.L.), one of our subsidiaries, acquired from The Coca-Cola Company Alimentos y Bebidas Atlántida, S.A., or ABASA, a Guatemalan bottler of Coca-Cola trademark products with operation in the northeast region of Guatemala.
In April 2018, Controladora de Bebidas Refrescantes Moderna, S. de R.L. de C.V. (formerly Compañía de Inversiones Moderna, S.L.), one of our subsidiaries, acquired from The Coca-Cola Company Comercializadora y Productora de Bebidas Los Volcanes, S.A., or Los Volcanes, a Guatemalan bottler of Coca-Cola trademark products with operations in the southwest region of Guatemala.
In June 2018, Controladora de Sociedades de Bebidas Refrescantes Ibérica, S. de R.L. de C.V. (formerly Inversiones en Bebidas Refrescantes Ibérica, S.L.), one of our subsidiaries, acquired from The Coca-Cola Company, Montevideo Refrescos S.R.L., or Monresa, a Uruguayan bottler of Coca-Cola trademark products.
In January 2022, our Brazilian subsidiary acquired CVI Refrigerantes Ltda., or CVI, a Brazilian bottler of Coca-Cola trademark products with operations in the state of Rio Grande do Sul in Brazil. As part of the acquisition of CVI, the minority equity interest of our Brazilian subsidiary in Leão Alimentos increased.

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

Business Strategy
We are transforming our company to thrive in the current evolving global business environment. We have strengthened our longstanding relationship with The Coca-Cola Company by together updating and enhancing the following main objectives: (i) growth principles, (ii) relationship economics, (iii) potential new businesses and ventures and (iv) digital strategy. See “Item 7. Major Shareholders and Related Party Transactions—Cooperation Framework with The Coca-Cola Company”.

To consolidate our position as a global leader in our industry and strengthen our value proposition for our retail clients and end consumers, we are working across six strategic corridors: (i) build out an open omnichannel platform, (ii) develop a customer-centric winning portfolio, (iii) foster an agile, digital-savvy, people-centric culture, (iv) place sustainability at the center of our organization, (v) digitize our core, and (vi) actively pursue value-enhancing acquisitions.
Our view on sustainable development is a comprehensive part of our business strategy. We base our efforts in our ethics and values, focusing on (i) our people, (ii) our communities and (iii) our planet. We also take a responsible and disciplined approach to the use of resources and capital allocation.
To maximize growth and profitability, and driven by our strategic corridors, we plan on continuing to execute the following key strategies: (i) accelerate revenue growth, (ii) increase our business scale and profitability across categories, (iii) continue our expansion through organic growth, strategic joint ventures, business alliances and mergers and acquisitions, (iv) accelerate the digitization of our company, (v) develop an agile, digital-savvy culture, and (vi) continue to create a leaner and more efficient organization focused on sustainable value creation.
We seek to accelerate our revenue growth through the introduction of new categories, products and presentations that better meet our consumers’ needs and preferences, while maintaining our core products and improving our profitability. To address our consumers’ diverse lifestyles, we have developed new products through innovation and have expanded the availability of low- and non-caloric beverages by reformulating and broadening our product portfolio to reduce added sugar and offering smaller presentations of our products. As of December 31, 2021, approximately 35.5% of our brands were low- or non-caloric beverages, and we continue to expand our product portfolio to offer more options to our consumers so they can satisfy their hydration and nutrition needs. See “—Our Products” and “—Packaging.” In addition, we inform our consumers through front labeling on the nutrient composition and caloric content of our beverages in accordance with local laws and regulations. We voluntarily adhere to national and international codes of conduct in advertising and marketing, including communications targeted to minors who are developed based on the Responsible Marketing policies and Global School Beverage Guidelines of The Coca-Cola Company, achieving full compliance with all such codes, regulations and guidelines in all of the countries where we operate. See “—Other Regulations.”

We view our relationship with The Coca-Cola Company as integral to our business, and together we have developed marketing strategies to better understand and address our consumer needs. See “—Marketing.”
Measures to mitigate the effect of the COVID-19 pandemic

The COVID-19 pandemic has negatively affected global and regional economic conditions. In response, during 2020 and 2021 we adopted measures at our offices and facilities to ensure continued operations and to keep our teams and our customers healthy and safe. As part of those measures, we have created a comprehensive management framework designed to guide our mitigation actions across five key areas: collaborators, clients, consumers, community and cash flow. These initiatives, which continue in effect as of the date of this report, include:
•Collaborators: Ensuring employees’ safety and wellbeing is of utmost importance. Measures include implementing reinforced health, sanitation and hygiene protocols across our facilities and providing our employees with additional protective equipment such as masks, gloves and sanitizers.
•Clients: We are helping our clients to remain open or reopen for business in a safe way. Among our initiatives, we have introduced protocols and routines for a safe visit to our clients while supporting them with tools such as gloves, masks, and protective screens to be used at service counters.
•Consumers: Consumers are one of our top priorities. Accordingly, we have leveraged our portfolio to provide affordable presentations across key markets and channels, and have reinforced our presence in digital and direct-to-home channels.
•Community: As part of our social response to the COVID-19 pandemic, we have allowed some of our facilities to be used as vaccination centers and have donated beverages to health centers, transported medical supplies, contributed to the construction of alternative health centers, and acquired medical equipment, among other community relief initiatives.
•Cash Flow: Consistent with our financial discipline approach, we have implemented measures to further strengthen our balance sheet and protect our cash flow by prioritizing or rationalizing expenses.
Government responses to the COVID-19 pandemic have caused, and may continue to cause, temporary closures and capacity restrictions at points of sale, causing fluctuations in the volumes and mix of the products we sell. As a result, we have adopted a number of initiatives to reduce costs and generate savings and efficiencies in the territories where we operate.

Our Territories
The following map shows our territories, giving estimates in each case of the population to which we offer products and the number of retailers of our beverages as of December 31, 2021:

Our Products
We produce, market, sell and distribute mainly Coca-Cola trademark beverages. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters and other beverages (including juice drinks, coffee, teas, milk, value-added dairy, sports drinks, energy drinks, alcoholic beverages and plant-based drinks). In addition, we distribute and sell Heineken-owned brand beer products, Estrella Galicia and Therezópolis beer products in our Brazilian territories and Monster products in all of the countries where we operate.

During 2021, we started testing distribution of leading spirits and consumer brands in Mexico and Brazil as well as the distribution of leading spirits brands and other alcoholic products in Colombia and Panama. We expect these tests will enable us to assess and learn from new shopper and consumption trends, and gather the necessary insights to strengthen our value proposition for retailers and consumers in the future. We expect this will complement our reach, joint consumer value proposition, and provide partners with a unique edge to communicate with target consumers. As these are ongoing tests, further details will be provided in due course. As part of this multi-category strategy, as of September 2021, our Brazilian subsidiary started distributing the craft beer brand Therezópolis and entered into an agreement with Estrella Galicia to distribute its beers in Brazil.

Our most important brand, Coca-Cola, together with its line of low-calorie products, accounted for 62.6%, 63.9%, and 62.4% of our total sales volume in 2021, 2020 and 2019, respectively.
The following table sets forth the trademarks of the main products we distributed in 2021:

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

	Sales Volume		Transactions
	2021	2020	2021	2020
	(Millions of unit cases or millions of single units)
Mexico	1,790.0	1,759.2	8,569.5	8,202.6
Central America(1)	267.8	232.4	2,040.5	1,635.8
Mexico & Central America	2,057.9	1,991.6	10,610.0	9,838.4
Growth	3.3%	(4.0)%	7.8%	(14.7)%
Colombia	297.9	254.8	2,046.2	1.572.8
Brazil(2)	903.3	862.9	5,866.6	5,208.3
Argentina	155.4	133.8	765.8	593.1
Uruguay	43.4	41.2	202.1	185.1
South America	1,400.0	1,292.7	8,880.9	7,559.2
Growth	8.3%	(0.1)%	17.5%	(13.0)%
Total	3,457.9	3,284.4	19,490.9	17,397.7
Growth	5.3%	(2.5)%	12.0%	(14.0)%

The following table illustrates the multiple serving presentations and returnable packaging mix for sparkling beverages volume:

	Multiple Serving Presentations		Returnable Packaging
	2021	2020	2021	2020
Mexico	71.3%	71.3%	45.4%	42.2%
Central America(1)	58.4%	59.6%	34.9%	40.6%
Colombia	67.4%	80.3%	19.7%	27.1%
Brazil(2)	69.6%	81.2%	16.3%	19.7%
Argentina	82.5%	88.9%	19.4%	29.7%
Uruguay	83.8%	85.3%	20.1%	22.0%
Total	70.2%	74.9%	32.7%	33.6%

The following table illustrates our historical sales volume and number of transactions performance by category for each of our operations and our reporting segments for 2021 as compared to 2020:

	Year Ended December 31, 2021
	Sparkling	Stills	Water	Bulk Water	Total
Sales Volume Growth
Mexico	0.6%	9.5%	17.3%	(0.1)%	1.8%
Central America(1)	13.2%	37.5%	21.2%	7.1%	15.3%
Mexico and Central America	2.4%	13.2%	17.7%	(0.1)%	3.3%
Colombia	12.6%	63.3%	59.6%	(8.9)%	16.9%
Brazil(2)	4.1%	18.9%	3.5%	(18.3)%	4.7%
Argentina	15.6%	30.5%	22.1%	(7.2)%	16.2%
Uruguay	2.6%	68.9%	20.9%	-	5.2%
South America	6.8%	28.6%	18.9%	(11.4)%	8.3%
Total	4.2%	18.9%	18.3%	(1.3)%	5.3%

Number of Transactions Growth
Mexico	2.7%	12.2%	15.9%	—	4.5%
Central America(1)	22.4%	46.2%	21.6%	—	24.7%
Mexico and Central America	6.1%	18.2%	16.6%	—	7.8%
Colombia	23.9%	71.6%	44.6%	—	30.1%
Brazil(2)	11.1%	30.2%	7.3%	—	12.6%
Argentina	26.2%	46.7%	33.6%	—	29.1%
Uruguay	7.4%	53.3%	12.0%	—	9.2%
South America	14.8%	39.0%	20.9%	—	17.5%
Total	9.8%	27.0%	18.8%	—	12.0%

The following table illustrates our unit case mix by category for each of our operations and our consolidated reporting segments for 2021:

	Sparkling Beverages		Stills		Water(3)
	Year ended December 31,
	2021	2020	2021	2020	2021	2020
Unit Case Mix by Category
Mexico	72.8%	73.6%	6.8%	6.3%	20.3%	20.0%
Central America(1)	87.3%	88.9%	8.7%	7.3%	4.0%	3.8%
Mexico and Central America	74.7%	75.4%	7.1%	6.5%	18.2%	18.1%
Colombia	78.7%	81.8%	7.2%	5.2%	14.0%	13.0%
Brazil(2)	87.0%	87.6%	6.7%	5.9%	6.2%	6.5%
Argentina	80.5%	80.9%	8.5%	7.5%	11.1%	11.6%
Uruguay	86.9%	89.0%	1.9%	1.2%	11.2%	9.8%
South America	84.5%	85.8%	6.9%	5.8%	8.6%	8.4%
Total	78.7%	79.5%	7.0%	6.2%	14.3%	14.3%

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
Product Sales and Distribution
The following table provides an overview of our distribution centers and the retailers to which we sold our products:

	As of December 31, 2021
	Mexico and Central America(1)	South America(2)
Distribution centers	187	73
Retailers	1,060,549	985,780

(1)    Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)    Includes Colombia, Brazil, Argentina and Uruguay.
We continuously evaluate our distribution model in order to fit with the local dynamics of the marketplace and analyze the way we go to market, recognizing different service needs from our customers, while looking for more efficient distribution models. As part of this strategy, we are rolling out a variety of new distribution models throughout our territories looking for improvements in our distribution network.
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
We continue to reinforce our presence in digital sales channels such as digital platforms, food aggregators, e-commerce websites and mobile device applications, in an effort to address the growing demand from our business partners through such sales channels. This reinforcement is aligned with our overall digitization and omnichannel strategies.

In 2021, 2020 and 2019, no single customer accounted for more than 10.0% of our consolidated total sales.
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
In Mexico, we sell a majority of our beverages through our traditional distribution channel, which consists of sales at small retail stores to consumers who may take the beverages for consumption at home or elsewhere. We also sell products through modern distribution channels, the “on-premise” consumption segment, home delivery routes, supermarkets and other locations. Modern distribution channels include large and organized chain retail outlets such as wholesale supermarkets, discount stores and convenience stores that sell fast-moving consumer goods, where retailers can buy large volumes of products from various producers. The “on-premise” consumption segment consists of sales through points-of-sale where products are consumed at the establishment from which they were purchased. This includes retailers such as restaurants and bars as well as stadiums, auditoriums and theaters.
In 2020 and 2021, the “on-premise” channel was the most affected in our Mexican operations, as a result of COVID-19 confinement measures. This effect was partially offset by resilient traditional distribution channels and increased sales through our digital channels and platforms such as food aggregators, e-commerce and other digital platforms. The rollout of our digital platforms allowed us to serve our customers in Mexico through a digital app and our proprietary chatbot-enabled order-taking platform. Additionally, other “direct-to-consumer” channels such as our own home delivery routes had an increase in demand. During 2021, as confinement measures were gradually reduced, we saw a gradual recovery of the “on-premise” channel.

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
In 2020 and 2021, the “on-premise” channel in our Brazil operations was the most affected as a result of COVID-19 confinement measures. This effect was partially offset by resilient traditional trade channels and increased sales through our digital channels and platforms such as food aggregators, e-commerce and other digital platforms. Additionally, the rollout of our digital platforms allowed us to complement our service to customers in Brazil through a digital app and our proprietary chatbot-enabled order-taking platform. During 2021, as confinement measures were gradually reduced, we saw a gradual recovery of the “on-premise” channel.
Territories other than Mexico and Brazil. We distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors. In most of our territories, an important part of our total sales volume is sold through small retailers.
In 2020 and 2021, a large percentage of our sales in our territories other than Mexico and Brazil were made through the traditional distribution channels and modern distribution channels, as the imposition of measures and regulations aimed at containing the COVID-19 pandemic had an impact on consumer preferences towards these channels. The “on-premise” channel was the most affected sales and distribution channel in these territories as a result of confinement measures. This effect was partially offset by an increased demand for our digital channels and platforms such as food aggregators, e-commerce and other digital platforms. As countries began to ease restrictions and lockdowns, there was a subsequent recovery in the “on-premise” channel.

Principal Competitors
We are leaders in the beverage market in most of the countries where we operate, being the largest franchise bottler of Coca-Cola trademark products in the world by sales volume. During 2021, we produced and sold approximately 11.0% of the Coca-Cola system’s volume worldwide.
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
Mexico and Central America. Our principal competitor in Mexico is Grupo GEPP, S.A.P.I. de C.V., the exclusive bottler of Pepsi beverage products and subsidiary of Organización Cultiba, S.A.B. de C.V., a joint venture formed by Grupo Embotelladoras Unidas, S.A.B. de C.V., the former Pepsi bottler in central and southeast Mexico, a subsidiary of PepsiCo and Empresas Polar, S.A., a beer distributor and Pepsi bottler. Our main competition in the juice category in Mexico is Grupo Jumex. In the water category, our main competitor is Bonafont, a water brand owned by Danone. In addition, we compete with Keurig Dr Pepper in sparkling beverages and with other local brands in our Mexican territories, as well as “B brand” producers, such as Embotelladora Aga de Mexico, S.A. de C.V. (Red Cola bottler), that offer various presentations of sparkling and still beverages.
In the countries that comprise our Central America region, our main competitors are Pepsi and Big Cola bottlers. In Guatemala and Nicaragua, we compete with a joint venture between The Central American Bottler Corporation and AmBev, and we compete with Cervecería Centroamericana S.A. In Costa Rica, our principal competitor is Florida Bebidas S.A., subsidiary of Florida Ice and Farm Co and Cooperativa de Productores de Leche Dos Pinos R.L in juices. In Panama, our main competitor is Cervecería Nacional, S.A. We also face competition from “B brands” offering multiple serving size presentations in some Central American countries.
South America. Our principal competitor in Colombia is Postobón, a local bottler that sells and distributes sparkling beverages (Manzana Postobón, Uva Postobón and Colombiana), still beverages (Hit Juice) and water (Crystal). Postobón also sells Pepsi products and is a vertically integrated producer, the owners of which hold other significant commercial and industrial interests in Colombia. We also compete with low-price producers, such as Ajecolombia S.A., the producers of Big Cola, which principally offer multiple serving size presentations in the sparkling and still beverage industry.
In Brazil, we compete against AmBev, a company that distributes Pepsi brands, local brands with flavors such as guarana, and proprietary beer brands. We also compete against “B brands” or “Tubainas,” which are small, local producers of low-cost sparkling beverages that represent a significant portion of the sparkling beverage market.
In Argentina, our main competitor is Buenos Aires Embotellador S.A. (BAESA), a Pepsi bottler, which is owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In the water category, Levité, Villavicencio and Villa del Sur are water brands owned by Danone, which is our main competition. In addition, we compete with a number of producers offering “B brands”, low-priced sparkling beverages, as well as many other generic products and private label proprietary supermarket brands that are gaining importance in the market. Manaos, a brand owned by Refres Now S.A. is our main competitor in this segment.
In Uruguay, our main competitor is Salus, a water brand owned by Danone. We also compete against Fábricas Nacionales de Cerveza S.A. (FNC), a Pepsi bottler and distributor that is partially owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In addition, we compete with CCU Inversiones II Ltda, a water, soft drinks and brewery company and finally with some low-priced regional producers.

Raw Materials
Pursuant to our bottler agreements, we are authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas, and we are required to purchase concentrate for all Coca-Cola trademark beverages in all of our territories from affiliates of The Coca-Cola Company and sweeteners and other raw materials from companies authorized by The Coca-Cola Company. Concentrate prices for Coca-Cola trademark beverages are determined as a percentage of the weighted average retail price in local currency net of applicable taxes. Although The Coca-Cola Company has the right to set the price of concentrates, in practice this percentage has historically been set pursuant to periodic negotiations with The Coca-Cola Company. See “—Bottler Agreements.”
Historically, The Coca-Cola Company has increased concentrate prices for Coca-Cola trademark beverages in some of the countries where we operate. For example, The Coca-Cola Company began to gradually increase concentrate prices for certain Coca-Cola trademark beverages in Mexico beginning in 2017 and through 2019, followed by a subsequent increase in 2020 and in 2021. The Coca-Cola Company may increase concentrate prices in the future, and we may not be successful in negotiating or implementing measures to mitigate the negative effect this may have on the prices of our products or our results. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”
In addition to concentrate, we purchase sweeteners, carbon dioxide, PET resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Our bottler agreements provide that these materials may be purchased only from suppliers approved by The Coca-Cola Company. Prices for certain raw materials, including those used in the bottling of our products, mainly PET resin, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in or determined with reference to the U.S. dollar, and therefore local prices in a particular country may increase based on changes in the applicable exchange rates. Our most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global PET resin supply. On average, the price that we paid for PET resin in U.S. dollars in 2021 increased 13.9% as compared to 2020 in all our territories. In addition, given that high currency volatility has affected and continues to affect most of our territories, the average price for PET resin in local currencies was higher in all of our territories. In 2021, we purchased certain raw materials in advance, negotiated and locked-in prices in advance and entered into certain derivative transactions which helped us capture opportunities with respect to raw material costs and currency exchange rates.
Under our agreements with The Coca-Cola Company, we may use raw or refined sugar, artificial sweeteners and HFCS in our products. Sugar prices in all of the countries where we operate, other than Brazil, are subject to local regulations and other barriers to market entry that, in certain countries, often cause us to pay for sugar in excess of international market prices. In recent years, international sugar prices experienced significant volatility. Across our territories, our average price for sugar in U.S. dollars, taking into account our financial hedging activities, increased by approximately 13.8% in 2021 as compared to 2020.
We consider water a raw material in our business. We obtain water for the production of some of our natural spring water products, such as Manantial in Colombia and Crystal in Brazil, from spring water pursuant to concessions granted.
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
We purchase all of our cans from Crown Envases México, S.A. de C.V., formerly known as Fábricas de Monterrey, S.A. de C.V., and Envases Universales de México, S.A.P.I. de C.V. We mainly purchase our glass bottles from Owens America, S. de R.L. de C.V., FEVISA Industrial, S.A. de C.V., known as FEVISA, and Glass & Silice, S.A. de C.V., and in 2021 we introduced glass bottles from Middle East suppliers such as Saudi Arabian Glass Co. Ltd known as SAGCO.

We purchase sugar from, among other suppliers, PIASA, Beta San Miguel, S.A. de C.V. or Beta San Miguel and Ingenio La Gloria, S.A., all of them sugar cane producers. As of the date of this annual report, we held a 36.4% and 2.7% equity interest in PIASA and Beta San Miguel, respectively. We purchase HFCS from Ingredion México, S.A. de C.V. and Almidones Mexicanos, S.A. de C.V., known as Almex.

Sugar prices in Mexico are subject to local regulations and other barriers to market entry that often cause us to pay higher prices than those paid in the international market. As a result, prices in Mexico have no correlation to international market prices. In 2021, sugar prices in local currency in Mexico increased approximately 7.5% as compared to 2020.
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
South America. In Colombia, we use sugar as a sweetener in all of our caloric beverages, which we buy from several domestic sources. Sugar prices in Colombia increased by 18.2% in U.S. dollars and increased 16.4% in local currency, as compared to 2020. We purchase non-returnable plastic bottles from Amcor Rigid Plastics de Colombia, S.A. and Envases de Tocancipa S.A.S. (affiliate of Envases Universales de México, S.A.P.I. de C.V.). We have historically purchased all of our non-returnable glass bottles from O-I Peldar and other global suppliers in the Middle East. We purchase all of our cans from Crown Envases México, S.A. de C.V. and Crown Colombiana, S.A. Grupo Ardila Lulle (owners of our competitor Postobón) owns a minority equity interest in certain of our suppliers, including O-I Peldar and Crown Colombiana, S.A.
In Brazil, we also use sugar as a sweetener in all of our caloric beverages. Sugar is available at local market prices, which historically have been similar to international prices. Sugar prices in Brazil increased approximately 35.0% in U.S. dollars and increased 42.8% in local currency as compared to 2020. Taking into account our financial hedging activities, our sugar prices in Brazil increased 2.4% in U.S. dollars and 8.3% in local currency as compared to 2020. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” We purchase non-returnable glass bottles, plastic bottles and cans from several domestic and international suppliers. We mainly purchase PET resin from local suppliers such as Indorama Ventures Polímeros S.A.
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
In Uruguay, we also use sugar as a sweetener in all of our caloric beverages, which is available at Brazil’s local market prices. Sugar prices in Uruguay increased approximately 14.9% in U.S. dollars and increased 19.7% in local currency as compared to 2020. Our main supplier of sugar is Nardini Agroindustrial Ltda., which is based in Brazil. We purchase PET resin from several Asian suppliers, such as SFX – Jiangyin Xingyu New Material Co. Ltd. and India Reliance Industry (a joint venture with DAK Resinas Americas Mexico, S.A. de C.V.), and we purchase non-returnable plastic bottles from global PET converters, such as Cristalpet S.A. (affiliate of Envases Universales de México, S.A.P.I. de C.V.).

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
Price Controls
Voluntary price restraints or statutory price controls have been imposed historically in several of the countries where we operate. Currently, there are no price controls on our products in any of the territories where we operate, except for Argentina. In 2020, the Argentine government imposed statutory price restraints with respect to certain of our products and the list of products to which the voluntary price restraints applies was expanded. Any changes to applicable law affecting prices could have an adverse effect on our business. See “Item 3. Key Information—Risk Factors—Risks Related to Our Company—Regulatory developments may adversely affect our business financial condition and results of operations.”
Taxation of Beverages
All the countries where we operate, except for Panama, impose value-added tax on the sale of sparkling beverages, with a rate of 16.0% in Mexico, 12.0% in Guatemala, 15.0% in Nicaragua, an average percentage of 15.9% in Costa Rica, 19.0% in Colombia, 21.0% in Argentina, 22.0% in Uruguay, and in Brazil 16.0% in the states of Parana and Rio de Janeiro, 17.0% in the states of Goias and Santa Catarina, 18.0% in the states of São Paulo and Minas Gerais, and 20.0% in the states of Mato Grosso do Sul and Rio Grande do Sul. The states of Rio de Janeiro, Goias, Minas Gerais and Parana also charge an additional 2.0% on sales as a contribution to a poverty eradication fund. In Brazil the value-added tax is grossed-up and added, along with federal sales tax, at the taxable basis. In addition, we are responsible for charging and collecting the value-added tax from each of our retailers in Brazil, based on average retail prices for each state where we operate, defined primarily through a survey conducted by the government of each state, which in 2021 represented to us an average taxation of approximately 17.0% over net sales.
Several of the countries where we operate impose excise or other taxes, as follows:
•Mexico imposes an excise tax on the production, sale and import of beverages with added sugar and HFCS, which as of January 1, 2022 was equal to Ps.1.3996 per liter. This excise tax is applied only to the first sale, and we are responsible for charging and collecting it. This excise tax rate will be in effect until December 31, 2022, and will thereafter be subject to an annual increase based on the previous year’s inflation rate. From January 1, 2021 to December 31, 2021 the excise tax was Ps.1.3036 per liter.
•Guatemala imposes an excise tax of 0.18 cents in local currency (Ps.0.48 as of December 31, 2021) per liter of sparkling beverage.
•Costa Rica imposes a specific tax on non-alcoholic carbonated bottled beverages based on the combination of packaging and flavor, currently assessed at 19.76 colones (Ps.0.63 as of December 31, 2021) per 250 ml, and an excise tax (which is a contribution to the National Institute of Rural Development (Instituto Nacional de Desarrollo Rural)) currently assessed at 6.787 colones (approximately Ps.0.22 as of December 31, 2021) per 250 ml.
•Since January 1, 2021, Nicaragua imposes a 15.0% tax on beverages, except for water (from January 1, 2020 to December 31, 2020 the excise tax was 13.0%, from March 1, 2019 to December 31, 2019 the excise tax was 11.0% and prior to March 1, 2019 the excise tax was 9.0%), and municipalities impose a 1.0% tax on our Nicaraguan gross income.
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

•Brazil assesses an average production tax of approximately 4.1% and an average sales tax of approximately 12.09% over net sales. Except for sales to wholesalers, these production and sales taxes apply only to the first sale, and we are responsible for charging and collecting these taxes from each of our retailers. For sales to wholesalers, they are entitled to recover the sales tax and charge this tax again upon the resale of our products to retailers.
•Colombia’s municipalities impose a sales tax that varies between 0.35% and 1.2% of net sales.
•Uruguay imposes an excise tax of 19.0% on sparkling beverages, an excise tax of 12.0% on fruit juice-based beverages with at least 10.0% natural fruit juice content (or at least 5.0% natural fruit juice content in the case of lemon), and an excise tax of 8.0% on sparkling water and still water.
Tax Reforms
In early 2017, the Brazilian Federal Supreme Court decided that the value-added tax would not be used as the basis for calculating the federal sales tax, resulting in a reduction of the federal sales tax. Our Brazilian subsidiaries commenced legal proceedings to ascertain their ability to calculate federal sales tax without using the value-added tax as a basis, in accordance with the Brazilian Federal Supreme Court’s first ruling, and obtained a final favorable resolution in 2019. However, the Brazilian tax authorities appealed the Brazilian Federal Supreme Court’s decision and such appeal was denied in May 2021. In 2021, the federal production and sales taxes together resulted in an average of 16.2% tax over net sales.
In recent years, the excise tax rate on concentrate in Brazil has undergone recurrent temporary fluctuations. The excise tax rate was increased from 4.0% to 12.0% from January 1, 2019 to June 30, 2019, was reduced to 8.0% from July 1, 2019 to September 30, 2019 and was increased to 10.0% from October 1, 2019 to December 31, 2019. The excise tax rate was reduced to 4.0% from January 1, 2020 to May 31, 2020, was increased to 8.0% from June 1, 2020 to November 30, 2020, was reduced again to 4.0% from December 1, 2020 to January 31, 2021, and was increased to 8.0% from February 1, 2021 onwards. The tax credit that we may recognize in our Brazilian operations in connection with purchases of concentrate in the Manaus Free Trade Zone has been affected accordingly.
On January 1, 2018, a tax reform became effective in Argentina that reduced the income tax rate from 35.0% to 30.0% for 2018 and 2019, and then to 25.0% for 2020. This same tax reform decreased the sales tax rate in the province of Buenos Aires from 1.75% to 1.5% in 2018. The reform scheduled a reduction in the sales tax rate in the City of Buenos Aires from 2.0% to 1.5% in 2019, to 1.0% in 2020, to 0.5% in 2021 and to 0.0% in 2022. Nonetheless, the Argentine government has issued several executive decrees since 2019 to maintain the sales tax rate for the province of Buenos Aires and the City of Buenos Aires at a rate of 1.5%.
In June 2021 (with retroactive effects as of January 2021), the Argentine government increased the income tax rate to 35.0% for 2021 onwards and imposed a tax rate of 7.0% on dividends paid to non-resident stockholders and resident individuals.

On January 1, 2019, the Mexican government eliminated the right to offset any tax credit against any payable tax (universal offset or compensación universal). Effective as of such date, tax credits are only offset against taxes of the same nature, and it is not possible to offset tax credits against taxes withheld to third parties.
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
In April 2021, the Mexican government amended the Federal Labor Law, the Mexican Federal Tax Code and other laws that regulate labor benefits to prohibit the outsourcing of personnel except in certain circumstances such as specialized works or services that are not part of the core business of a company and that are provided by services providers registered with the Ministry of Labor and Social Welfare. As a result of this tax reform, the deduction of expenses related to outsourcing is prohibited as well as the ability to credit the value-added tax generated by the expenses related to the outsourcing and in extreme cases, the outsourcing of personnel may qualify as tax fraud. This reform became effective on September 1, 2021.

In accordance with amendments to Mexican tax laws in effect from January 1, 2022, Mexican issuers are joint and severally liable for taxes payable on gains derived from the sale or disposition of its shares or securities representing its shares, such as ADSs, by major shareholders who are non-Mexican residents with no permanent establishment in Mexico for tax purposes, to other non-Mexican residents with no permanent establishment in Mexico for tax purposes, to the extent that such Mexican issuer fails to provide certain information with respect to such sale or disposition to the Mexican tax authorities. For purposes of these regulations, “major shareholders” are shareholders that are identified in reports submitted by the Mexican issuer to the CNBV on an annual basis as a result of being (i) directors or officers who directly or indirectly own 1.0% or more of the Mexican issuer’s capital stock, (ii) shareholders who directly or indirectly own 5.0% or more of the Mexican issuer’s capital stock or (iii) within the ten largest shareholders of the Mexican issuer based on direct ownership of shares of capital stock. Although in some instances Mexican tax authorities have indicated that this reporting obligation would only apply to transfers of shares or securities representing shares that result in a change of control, there are no established criteria or general interpretations to that effect issued by the Mexican tax authorities. There is currently no obligation by non-Mexican residents to inform Mexican issuers about their sales or dispositions of shares or securities representing shares, which limits our ability to comply with our reporting obligations to the Mexican tax authorities. Therefore, the amount of a potential tax liability is uncertain and difficult to determine given inherent mechanics and procedures, including the application of any tax treaties available, applicable to the trading of publicly-traded securities.

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
In October 2019, the Colombian courts declared the tax reform that became effective on January 1, 2019 unconstitutional. On December 27, 2019, the Colombian government enacted a new tax reform, which became effective on January 1, 2020. In general, the reform maintained the provisions introduced on the previous tax reform and included some additional changes, as follows: (i) the minimum assumed income tax rate (renta presuntiva sobre el patrimonio) was reduced from 1.5% to 0.5% for 2020 and reduced to 0.0% for the year 2021 onwards; (ii) the tax rate on dividends paid to Colombian resident individuals was reduced from 15.0% to 10.0%; (iii) the tax rate on dividends paid to foreign individuals and non-resident entities was increased from 7.5% to 10.0%; (iv) the possibility to deduct 100.0% of the municipality sales tax against payable income tax was postponed to 2022; and (v) taxpayers were granted more flexibility to credit or recover the value-added tax of imported goods from free trade zones.
In August 2021, a new tax reform became effective in Colombia. This reform increased the income tax rate from 30.0% to 35.0% for 2022 onwards and limited to 50.0% the ability to deduct the municipality sales taxes against income taxes.

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
On December 29, 2020, the Uruguayan government issued an executive decree to modify the way the excise tax credit of beverages sold in returnable bottles is calculated, which excise tax credit is currently 1.15 Uruguayan pesos (Ps.0.53 as of December 31, 2021) per liter. Starting on January 1, 2021 and until June 30, 2021, the excise tax credit was calculated based on the ratio of purchases made by any company in Uruguay selling returnable bottles produced in Uruguay in the last three years to the total purchases of returnable bottles made by such company in and outside Uruguay in the last three years. The Uruguayan government did not issue another executive decree with the rules that should have applied beginning on June 30, 2021; therefore since July 1, 2021, this tax credit is no longer applicable.

On December 31, 2021, the Uruguayan government issued an executive decree that increased the excise tax for energy drinks from 19.0% to 22.0%. This increase is effective as of January 2022.

Water Supply
Given that water is an essential resource to carry out all human activity, and given its key role in our business as a beverage bottler company, comprehensive and efficient water management is of utmost importance. As a result, as of December 31, 2021, we had a water use ratio of 1.47 liters of water used per liter of beverage produced, which is a benchmark within The Coca-Cola system. Additionally, as part of our sustainability strategy, in September 2021, we issued sustainability-linked bonds in the Mexican markets, where we committed to achieve a water use ratio of 1.36 by 2024 and 1.26 by 2026. The bond’s interest rate depends on us achieving these key performance indicators, and in the event that such indicators are not met by the dates established in the offering documents, the interest rate on the bonds will increase by 25 basis points. See “Item 5. Operating and Financial Review and Prospects—Summary of Significant Debt Instruments”. In addition, our goal is to further reduce our water consumption and to return to the environment and our communities the same amount of water used to produce our beverages. With respect to wastewater treatment, all of our bottling plants have their own wastewater treatment plants or have contracted related services to ensure the quality of the waste water discharge.
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
In Nicaragua, the use of water is regulated by the National Water Law (Ley General de Aguas Nacionales). In November 2017, we obtained a permit to increase our monthly amount of water used for production in Nicaragua and renewed our concession for the exploitation of wells for five more years, extending the expiration date to November 2022. In Costa Rica, the use of water is regulated by the Water Law (Ley de Aguas). In both of these countries, we exploit water from wells granted to us through governmental concessions. In Guatemala, no license or permits are required to exploit water from the private wells in our own bottling plants. In Panama, we acquire water from a state water company, and the use of water is regulated by the Panama Use of Water Regulation (Reglamento de Uso de Aguas de Panamá).
Environmental Regulations
In all of our territories, our operations are subject to federal and state laws and regulations relating to the protection of the environment. In Mexico, the principal legislation is the General Law for Ecological Equilibrium and Environmental Protection (Ley General de Equilibrio Ecológico y Protección al Ambiente, or the Mexican Environmental Law), and the General Law for the Prevention and Integral Waste Management (Ley General para la Prevención y Gestión Integral de los Residuos) which are enforced by the Ministry of the Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales, or SEMARNAT). SEMARNAT can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Under the Mexican Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances. In particular, Mexican environmental laws and regulations require that we file periodic reports with respect to hazardous wastes and set forth standards for waste water discharge that apply to our operations. We have implemented several programs designed to facilitate compliance with air, waste, noise and energy standards established by current Mexican federal and state environmental laws, including a program that installs catalytic converters and liquid petroleum gas in delivery trucks for our operations in Mexico City. See “—The Company—Product Sales and Distribution.”
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
Our Central American operations are subject to several national and local laws and regulations related to the protection of the environment and the disposal of hazardous and toxic materials, as well as water usage. In December 2019, the Costa Rican government enacted Law No. 9,786, which requires that companies that sell, distribute or produce plastic bottles made of single use plastics comply with at least one of the following obligations: (a) produce plastic bottles that contain a percentage of recycled resin (such percentage to be defined in a separate regulation not yet enacted), (b) implement a recycling or collection program of the plastic bottles sold by such company (such programs to be defined in a separate regulation not yet enacted), (c) participate in waste management programs appropriate to the relevant industry or product, (d) use or produce packaging or products that minimize the generation of solid waste, or (e) establish strategic partnerships with at least one municipality to improve its collection and waste management programs. Although this law is already enacted, we are not required to comply with it until its regulations are enacted.
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
Our Brazilian operations are subject to several federal, state and municipal laws and regulations related to the protection of the environment. Among the most relevant laws and regulations are those dealing with the emission of greenhouse gases, the disposal of wastewater and solid waste, and soil contamination, which impose penalties, such as fines, facility closures and criminal charges depending upon the level of non-compliance. Among other regulations, a municipal regulation of the City of São Paulo, implemented pursuant to Law 13.316/2002, requires us to collect 90.0% of PET resin bottles sold. We are currently unable to collect the entire required volume of PET resin bottles we sell in the City of São Paulo and could be fined and be subject to other sanctions, such as the suspension of operations in any of our bottling plants and/or distribution centers located in the City of São Paulo. In October 2010, the municipal authority of São Paulo levied a fine on our Brazilian operating subsidiary of 250,000 Brazilian reais (Ps.0.9 million as of December 31, 2021). We have filed a legal recourse against the imposition of this fine, which is pending resolution.

In August 2010, Law No. 12.305/2010 was enacted, establishing the Brazilian National Solid Waste Policy to regulate the recycling and correct management of solid waste, which policy is regulated by Federal Decree No. 7.404/2010. The Brazilian National Solid Waste Policy is based on the principle of shared responsibility between the government, companies and consumers; it provides for the post-consumption return of products and requires public authorities to implement waste management programs. In order to comply with the Brazilian National Solid Waste Policy, in December 2012, an agreement proposal was created by almost 30 associations involved in the packaging sector, including ABIR in its capacity as representative for The Coca-Cola Company, our Brazilian subsidiary and other bottlers, and was provided to the Ministry of the Environment. The agreement proposed the creation of a “coalition” to implement systems for packaging waste reverse logistics. The proposal described strategies for sustainable development and the improvement of the management of solid waste to increase recycling rates and decrease incorrect disposal. Although the Ministry of Environment approved and signed this agreement in November 2015, in August 2016, public prosecutor’s offices of the state of São Paulo and the state of Mato Grosso do Sul filed several class actions against the parties that signed the agreement, challenging the validity of certain terms of the agreement and the effectiveness of the mandatory measures to be taken by the companies of the packaging sector to comply with the Brazilian National Solid Waste Policy, and requiring the payment of certain dues in exchange for the state’s provision of selective waste management services. At the end of 2020, an agreement was executed between the public prosecutor’s office of the state of Mato Grosso do Sul and the associations involved in the packaging sector, including ABIR as representative of our Brazilian subsidiaries, aiming to resolve and conclude the class actions. In exchange, the companies located in Mato Grosso do Sul pledged to demonstrate their compliance with the Mato Grosso do Sul state’s Decree No. 15.340/2019 that establishes the guidelines and targets to implement systems for packaging waste reverse logistics in Mato Grosso do Sul.
Our Argentine operations are subject to federal and municipal laws and regulations relating to the protection of the environment. The most significant of these are regulations concerning waste management, which is regulated by federal Law 24.051 and Law 9111/78, and waste water discharge. Such regulations are enforced by the Ministry of Natural Resources and Sustainable Development (Secretaría de Ambiente y Desarrollo Sustentable) and the Provincial Organization for Sustainable Development (Organismo Provincial para el Desarrollo Sostenible) for the province of Buenos Aires. Our Alcorta bottling plant is in compliance with environmental standards.
In Uruguay, we are subject to laws and regulations relating to the protection of the environment, including regulations concerning waste management and waste water discharge and disposal of hazardous and toxic materials, among others. We own a water treatment plant for the discharge of residual water. We have established a program for recycling solid wastes.
We have spent, and may be required to spend in the future funds to comply with and remediation under local environmental laws and regulations. Currently, we do not believe that such costs will have a material adverse effect on our results or financial condition. However, since environmental laws and regulations and their enforcement are becoming increasingly stringent in our territories, and there is increased recognition by local authorities of the need for higher environmental standards in the countries where we operate, changes in current regulations may result in an increase in costs, which may have an adverse effect on our future results or financial condition. We currently are not aware of any significant pending regulatory changes that would require a significant amount of additional remedial capital expenditures.
We do not believe that our business activities pose a material risk to the environment, and we believe that we are in material compliance with all applicable environmental laws and regulations.
Other Regulations
In August 2018, the Uruguayan government enacted Decree No. 272/018, which imposes an obligation to label certain food and beverage products that contain sodium, sugar, fats or saturated fats with health warnings. In September 2020, the Uruguayan government enacted a subsequent decree, Decree No. 246/020, changing the parameters to measure if any product is required to have health warnings. We are currently in compliance with this decree.
In August 2018, the Brazilian government enacted Law No. 13,709/2018 (Personal Data Protection Law), which imposes control measures and other rights and obligations with respect to the processing of personal data by natural persons and legal entities, including by digital means. This law aims to create higher levels of certainty and transparency for data owners, containing obligations to display evidence of compliance and strict penalties for perpetrators who cause damage as a result of their violation of the law. We implemented the procedures and certain mechanisms to comply with this law, including the appointment of a data protection officer and the creation of a personal data protection committee, and we continue to implement and update the procedures and mechanisms to best address the law’s requirements.
In March 2020, the Mexican government amended the existing Official Mexican Standard (NOM-051), which regulates the labeling of prepackaged food and non-alcoholic beverages (“Products”), to introduce a new labeling system for Products sold in Mexico. The amended regulation sets forth that Products’ nutrition facts labels must include protein, sugar, added sugar, sodium, saturated fat and other fat contents per 100 grams or 100 milliliters. Nutrition facts labels must also include complementary nutritional information by means of octagonal seals, which shall apply to Products that exceed the NOM-051 parameters regarding recommended sugar, calorie, sodium, saturated fat and other fat contents, as well as warnings for any Products that contain caffeine or non-caloric sweeteners. In accordance with the amended NOM-051, our entire portfolio is in compliance with applicable labeling guidelines. However, we filed a legal recourse against this regulation, which is pending resolution.
In August 2020, the government of the state of Oaxaca, Mexico amended the Law on the Rights of Girls, Boys and Adolescents of the state of Oaxaca (Ley de los Derechos de Niñas, Niños y Adolescentes del Estado de Oaxaca) to prohibit the distribution, donation, grant gifts, sale and supply of beverages with added sugar and of high-calorie packaged food to minors (including through public and private schools from elementary school through high school), except to the parents or legal guardians of the minors. We have filed a legal recourse against this amended law, which is pending resolution. If our legal recourse is unsuccessful, this amended law could have an adverse impact on our business and results of operations in Mexico.
In August 2020, the government of the state of Tabasco, Mexico amended the Health Law of the state of Tabasco (Ley de Salud del Estado de Tabasco), Law of Education of the state of Tabasco (Ley de Educación del Estado de Tabasco) to prohibit: (i) the sale or supply to minors (except to parents or legal guardians of minors) certain products, including prepackaged and carbonated beverages with added sugar; and (ii) the sale of (or installing vending machines to sell) prepackaged and carbonated beverages with added sugar, among other products, in public or private schools from elementary schools through high schools, public and private hospitals and health centers. We have filed a legal recourse against this amended law, which is pending resolution. If our legal recourse is unsuccessful, this amended law could have an adverse impact on our business and results of operations in Mexico. In addition, the Municipal Finance Law of the state of Tabasco (Ley de Hacienda Municipal del Estado de Tabasco) was amended to impose an increase of 25.0% to municipal fees payable to advertise these products in billboards and prohibits the placement of such advertisements at a certain distance from private and public schools, hospitals and health centers.
Effective as of July 2020, the Mexican Energy Regulatory Commission (Comisión Reguladora de Energía) (“CRE”) approved an increase to transmission fees payable by entities that generate energy from renewable sources or efficient cogeneration sources. While this increase applies directly to the energy producers of such projects, end-users, such as ourselves, may face increases in our costs for energy consumption from such energy producers. A number of legal recourses against this increase have been filed by such energy producers. As a result, the competent courts suspended the effects of such increased transmission fees until the legal proceedings are definitively resolved. We cannot assure you that these legal measures will have the desired effect or that this increase will not have an adverse impact on our results of operations.
In October 2020, the CRE approved resolution RES/1094/2020, which modifies the existing rules for the amendment or assignment of power generation permits. This resolution limits the incorporation of new consumption centers to self-supply schemes, which was previously done in order to receive electric power from clean renewable sources at competitive prices. We have filed a legal recourse against this resolution, which is pending resolution. If our legal recourse is unsuccessful, this resolution could have an adverse impact on our business and results of operations in Mexico.

We are aware that the CRE launched investigations against certain private power generators that could result in the cancellation of such generators’ power supply permits. In the event any of those proceedings affect us due to the revocation of power supply permits from our energy suppliers, we would consider pursuing any available legal recourses.
In March 2021, the Mexican government approved changes to the Mexican Electricity Law to, among other things, modify the order in which the energy of the National Electric System (Sistema Eléctrico Nacional) is dispatched; condition the granting of permits to conform with the planning criteria of the National Electric System; and allow the authorities to revoke energy self-supply permits, such as those granted to certain companies that supply us with electricity. Such changes were challenged by different market participants and are still pending resolution. We have filed a legal recourse against these amendments, which is pending resolution. If our legal recourse is unsuccessful, this resolution could have an adverse impact on our business and results of operations in Mexico.
In April 2021, the Mexican government amended the Federal Labor Law, the Mexican Federal Tax Code and other laws that regulate labor benefits to, among other things, prohibit the outsourcing of personnel except in certain circumstances such as specialized works or services that are not part of the core business of a company and that are provided by services providers registered with the Ministry of Labor and Social Welfare. We took the applicable measures to be in compliance with these amendments.
In June 2021, the Colombian government issued Resolution 810 of 2021 which sets forth the nutritional and front labeling requirements for canned or packaged food. In accordance with such resolution, our portfolio is required to comply with applicable labeling guidelines by December 2022. We are currently implementing all measures necessary to comply with the new regulation within the required timeframe. We cannot assure you that this regulation will not have an adverse impact on our business and results of operations in Colombia. This regulation was challenged by another market participant and is still pending resolution.
In September 2021, the Mexican President submitted a proposal to Congress to amend the Mexican Constitution seeking comprehensive changes to the Mexican electricity sector. If passed, this reform would result in the cancellation of power supply permits to the private sector and the Federal Electricity Commission (CFE) having absolute control over energy generation and supply in the country, among other changes to the sector. This proposed reform is still pending discussion and resolution in Congress. If the reform is approved, the changes to the electricity sector could result in an increase in our cost of electricity. These and other potential consequences resulting from the reform could have an adverse impact on our business and results of operations in Mexico.
Sustainability Initiatives

Consistent with our business strategy, we place sustainability at the heart of our organization and acknowledge we have a role to play in developing our sustainability initiatives to enhance our environmental stewardship and social responsibility toward our people, our communities, and the environment. We have aligned our actions with the sustainable development goals of our communities and value chain, supporting the development of our suppliers while also seeking to improve living conditions and reduce our environmental impact.

In terms of governance, we seek to raise our ethical standards and to implement leading best practices. During 2021 we agreed to establish an environmental, social and corporate governance (ESG) Committee that began holding sessions in 2022. This committee is comprised by members of our senior leadership team, so as to ensure that all of the relevant areas of our business and all of the countries in which we operate are fully involved in the creation of ESG initiatives and decisions. Our objective is to continually reinforce our commitment to creating value in the social, environmental and corporate governance areas, while positively impacting the communities we serve. The ESG committee’s goal is to shape a sustainable organization that always reinforces its commitment to generate value in areas of social, environmental and corporate governance, as well as economic value in all of the communities where we are present. The ESG committee is responsible for: (i) guiding the strategy, (ii) public pledges, (iii) management and assignment of resources, (iv) monitoring and supervision and (v) risk mitigation.

We have an Environmental Management System (EMS) that includes environmental policies and procedures that intend to identify, address and minimize environmental risks, as well as to implement appropriate strategies for the use of clean and renewable energy, efficient use of water and waste management throughout the value chain of all of our operations. We have programs that seek to reduce energy use and diversify our portfolio of clean and renewable energy sources to reduce greenhouse gas emissions and contribute to the fight against climate change. In addition, we establish short-, medium-, and long-term goals and indicators for the use, management and confinement of energy, air emissions, water discharges, solid waste and disposal of hazardous materials. All of our bottling facilities are ISO14001 certified, 22 are Zero Waste certified and 18 of our bottling facilities are Clean Industry certified.
Our 2030 projects related to sustainable mobility foresee an increase in the number of commercial electric vehicles in our fleet and an increase in efficiency in fuel consumption over distance covered.

In our Mexican operations, we established a partnership with The Coca-Cola Company and Alpla, our supplier of plastic bottles in Mexico, to create Industria Mexicana de Reciclaje (IMER), a PET recycling facility located in Toluca, Mexico. In 2021, this facility recycled 19,252 tons of PET resin. In addition, in 2022, we, together with Alpla, started the construction of a recycling plant located in Tabasco, Mexico, Planta Nueva Ecología de Tabasco (PLANETA), which is expected to start operations during the first quarter of 2023. This new plant will operate with state-of-the-art technology to process up to 50,000 tons of post-consumption PET bottles per year and to produce up to 35,000 tons of food grade recycled material, ready to be reused. We have also continued contributing funds to ECOCE, A.C., a nationwide collector of containers and packaging materials. In 2021, ECOCE collected 59.0% of the total PET resin waste in Mexico.
All of our bottling plants located in Mexico have received certain environmental certificates by federal and/or local authorities, which are annually renewed.
Our Costa Rican operations participate in a joint local recycling effort with The Coca-Cola Company at the recycling plant Misión Planeta, located in Alajuela, Costa Rica. This plant collects and recycles non-returnable plastic bottles, Tetrapak and cans. Additionally, our Costa Rican operations recycle, reuse and co-process 99.7% of their waste from its bottling plants, leverage certified suppliers and are in compliance with applicable legislation. Our bottling plants in Costa Rica are certified for ISO 50001. As part of our sustainable use of water, our Costa Rican operations participate in Agua para el Futuro, a strategic alliance whose goal is to “return” to the environment 100.0% of the water we use in our bottling plants, through the conservation and reforestation of key areas that replenish basins in the surrounding area of San Jose.
In Guatemala, our Guatemalan subsidiary and the FEMSA Foundation, participate in FUNCAGUA (Fundación para la conservación del agua de la región metropolitana de Guatemala), as founding partners. Several of this institution’s projects are related to sustainable water use. In addition to FUNCAGUA, we also participate in environmental protection efforts in partnership with The Nature Conservancy, with respect to the replenishment of water in the regions of Chimaltango and Guatemala.
All of our bottling plants in Central America are ISO 14001, ISO 9001:2015, and ISO 45001:2018 certified.

In Brazil, our bottling plant located in Jundiai has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by applicable law. The Itabirito and Maringá bottling plants have a Leadership in Energy and Environmental Design (LEED) certification, which is a globally recognized certification of sustainability in business design. In addition, the bottling plants of Jundiai, Mogi das Cruzes, Campo Grande, Marilia, Maringa, Curitiba, Antonio Carlos, Porto Alegre, Itabirito and Bauru have been certified for ISO 9001; ISO 14001; ISO 45001 and FSSC 22000.

In Colombia, we are engaged in nationwide reforestation programs and campaigns for the collection and recycling of glass and plastic bottles, among other programs with positive environmental impacts. We have also obtained and maintained the ISO 9001, ISO 14001, OHSAS 18001, FSSC 22000 and PAS 220 certifications for our bottling plants located in Medellin, Cali, Bogota, Barranquilla, Bucaramanga and La Calera, as recognition for the highest quality and food harmlessness in our production processes, which is evidence of our strict level of compliance with relevant Colombian regulations. Our bottling plant located in Tocancipa obtained the Leadership in Energy and Environmental Design (LEED 2009) certification in April 2017, as well as the ISO 9001, ISO 14001, ISO 45001, ISO 22000:2018, ISO/TS 22000-1, NTC 5830:2019, and FSSC 22000 certifications. Additionally, our bottling plants in Colombia received the Zero Waste Certification (Certificación de Sistemas Basura Cero), granted by Icontec and the organization Basura Cero Global.
Our bottling plants and operative units in Buenos Aires, Argentina are certified for ISO 14001:2004.
Our bottling plant in Montevideo, Uruguay is certified for ISO 14001:2015.

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

During 2021, 85.0% of our total electric energy requirements for our manufacturing facilities were obtained from clean energy sources. Additionally, as part of our waste management strategies, in 2021, an average of 31.0% of our PET resin packaging was comprised of recycled materials. Furthermore, as part of our waste management strategy, we recycled 98.0% of the total post-industrial waste generated in our bottling facilities.

In September 2020, we issued US$705 million aggregate principal amount of 1.850% senior notes due 2032, or “green bonds”, the proceeds of which are being used to finance and refinance our eligible green projects, including investments and expenditures related to mitigation of climate change risks, efficient use of water resources and hydrological safety, and waste management and recycling of PET plastic bottles. As of December 31, 2021, we allocated US$350.1 million of green bond net proceeds to projects supporting climate action, water stewardship and a circular economy.
On September 23, 2021, we issued two series of certificados bursátiles in the Mexican local market that are classified as sustainability-linked bonds and require us to achieve certain key performance indicators, namely achieving a water use ratio of 1.36 by 2024 and 1.26 by 2026. If these indicators are not achieved and verified by an independent third party by the established dates, the interest rate on the bonds will increase by 25 basis points.

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
These bottler agreements also provide that we will purchase our entire requirement of concentrate for Coca-Cola trademark beverages at prices, terms of payment and on other terms and conditions of supply as determined from time to time by The Coca-Cola Company.
Concentrate prices for Coca-Cola trademark beverages are determined as a percentage of the weighted average retail price in local currency, net of applicable taxes. Although the price multipliers used to calculate the cost of concentrate and the currency of payment, among other terms, are set by The Coca-Cola Company, we set the price of products sold to customers at our discretion, subject to the applicability of price restraints imposed by authorities in certain territories. We have the exclusive right to distribute Coca-Cola trademark beverages for sale in our territories in authorized containers as approved under the bottler agreements and currently used by our company. These containers include various configurations of cans and returnable and non-returnable bottles made of glass, aluminum and plastic as well as fountain containers.
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
The Coca-Cola Company has the ability, at its sole discretion, to reformulate any of the Coca-Cola trademark beverages and to discontinue any of the Coca-Cola trademark beverages, subject to certain limitations, so long as all Coca-Cola trademark beverages are not discontinued. The Coca-Cola Company may also introduce new beverages in our territories in which case we have a right of first refusal with respect to the manufacturing, packaging, distribution and sale of such new beverages subject to the same obligations as then existing with respect to the Coca-Cola trademark beverages under the bottler agreements. The bottler agreements prohibit us from producing, bottling or handling beverages other than Coca-Cola trademark beverages, or other products or packages that would imitate, infringe upon, or cause confusion with the products, trade dress, containers or trademarks of The Coca-Cola Company, except with the consent of The Coca-Cola Company. The bottler agreements also prohibit us from acquiring or holding an interest in a party that engages in such restricted activities. The bottler agreements impose restrictions concerning the use of certain trademarks, authorized containers, packaging and labeling of The Coca-Cola Company so as to conform to policies approved by The Coca-Cola Company. In particular, we are obligated to:
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

The Coca-Cola Company contributed a significant portion of our total marketing expenses in our territories during 2021 and has reiterated its intention to continue providing such support as part of our cooperation framework. Although we believe that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”
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
•two bottler agreements in Brazil, which are up for renewal in October 2022 (corresponding to our recent acquisition of CVI) and October 2027, respectively;
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

Description of Property, Plant and Equipment
As of December 31, 2021, we owned 49 bottling plants. By country, as of such date, we had 17 bottling plants and 5 secondary facilities for a total of 22 production facilities in Mexico, 7 in Central America, 7 in Colombia, 10 in Brazil, 2 in Argentina, and 1 in Uruguay.
As of December 31, 2021, we operated 260 distribution centers, approximately 50.0% of which were in our Mexican territories. As of such date, we owned 79.0% of these distribution centers and leased the remainder. See “—The Company—Product Sales and Distribution.”
As part of the acquisition of CVI, which closed in January 2022, we acquired one bottling plant and three distribution centers that serve more than 13,000 points of sale and more than 2.8 million consumers.

We maintain an “all-risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories, as well as losses due to business interruptions. The policy covers damages caused by natural disaster, including hurricane, hail, earthquake and damages caused by human acts, including explosion, fire, vandalism and riot; we also maintain a freight transport insurance policy that covers damages to goods in transit. In addition, we maintain a liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. We believe that our coverage is consistent with the coverage maintained by similar companies in our industry.
Certain factors may affect utilization levels of our bottling plants, such as seasonality of demand for our products, supply chain planning due to different geographies and different packaging capacities of our production lines. In particular, seasonality and peak months of demand for our products may lead us to have excess capacity during certain months in certain countries.

The table below summarizes installed capacity, average annual utilization and utilization during peak month of our bottling plants by country:

Bottling Plants Summary As of December 31, 2021
Country	Installed Capacity (thousands of unit cases)	Average Annual Utilization (%)(1)(2)	Utilization in Peak Month (%)(1)	Utilization in Peak Month (%) Main Packages(1)(3)

Mexico	2,858,718	46	60	77
Guatemala	160,000	62	70	76
Nicaragua	100,114	46	55	67
Costa Rica	92,747	42	47	90
Panama	72,241	41	45	88
Colombia	633,000	46	61	62
Brazil	1,585,944	65	76	81
Argentina	417,263	32	42	79
Uruguay	135,181	29	36	47

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
(2)    Annualized rate.
(3) Considers the average annual utilization of the main packaging lines in the country (excluding bulk water and fountain), during the peak month.

The table below summarizes our main bottling plants in terms of installed capacity, including their location and facility area:

	Main Bottling Plant by Location As of December 31, 2021
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

Significant Subsidiaries
The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2021:

Name of Company	Jurisdiction of Incorporation	Percentage Owned	Description
Propimex, S. de R.L. de C.V. (1)	Mexico	100.0%	Distributor of bottled beverages.
Controladora Interamericana de Bebidas, S. de R.L. de C.V.	Mexico	100.0%	Holding company of manufacturers and distributors of bottled beverages.
Spal Indústria Brasileira de Bebidas, S.A.	Brazil	84.4%	Producer and distributor of bottled beverages.
Servicios Refresqueros del Golfo y Bajío, S. de R.L. de C.V.	Mexico	100.0%	Producer of bottled beverages.
Embotelladora Mexicana de Bebidas Refrescantes, S. de R.L. de C.V.	Mexico	100.0%	Producer of bottled beverages.

(1) During 2021, Distribuidora y Manufacturera del Valle de México, S. de R. L. de C.V merged with and into Propimex, S. de R.L. de C.V.

For further information regarding our investment in associates and joint ventures, see Note 8 to our consolidated financial statements.

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
Effects of Changes in Economic Conditions. Our results are affected by changes in economic conditions in Mexico, Brazil and in the other countries where we operate. For the year ended December 31, 2021, approximately 75.9% of our total revenues were attributable to Mexico and Brazil. Some of these economies continue to be influenced by the U.S. economy, and therefore, deterioration in economic conditions in the U.S. economy may affect these economies. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our results and financial condition. Our business may also be significantly affected by the interest rates, inflation rates and exchange rates of the local currencies of the countries where we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. In addition, an increase in interest rates would increase the cost to us of variable rate funding, which would have an adverse effect on our financial position.
COVID-19 Pandemic. The COVID-19 pandemic has negatively affected global and regional economic conditions. In response, during 2020 and 2021 we adopted measures at our offices and facilities to ensure continued operations and to keep our teams and our customers healthy and safe. As part of those measures, we have created a comprehensive management framework designed to guide our mitigation actions across five key areas: collaborators, clients, consumers, community and cash flow. These initiatives, which continue in effect as of the date of this report, include:
•Collaborators: Ensuring employees’ safety and wellbeing is of utmost importance. Measures include implementing reinforced health, sanitation and hygiene protocols across our facilities and providing our employees with additional protective equipment such as masks, gloves and sanitizers.
•Clients: We are helping our clients to remain open or reopen for business in a safe way. Among our initiatives, we have introduced protocols and routines for a safe visit to our clients while supporting them with tools such as gloves, masks and protective screens to be used at service counters.

•Consumers: Consumers are one of our top priorities. Accordingly, we have leveraged our portfolio to provide affordable presentations across key markets and channels, and have reinforced our presence in digital and direct-to-home channels.
•Community: As part of our social response to the COVID-19 pandemic, we have allowed some of our facilities to be used as vaccination centers and have donated beverages to health centers, transported medical supplies, contributed to the construction of alternative health centers, and acquired medical equipment, among other community relief initiatives.
•Cash Flow: Consistent with our financial discipline approach, we have implemented measures to further strengthen our balance sheet and protect our cash flow by prioritizing or rationalizing expenses.

Government responses to the COVID-19 pandemic have caused, and may continue to cause, temporary closures and capacity restrictions at points of sale causing fluctuations in the volumes and mix of the products we sell. As a result, we have adopted a number of initiatives to reduce costs and generate savings and efficiencies in the territories where we operate.
In 2020 and 2021, despite the negative effects of the COVID-19 pandemic, we experienced a resilient traditional trade channel (sales made at small retail stores to consumers), which is our most important sales channel. In addition, our sales through digital sales channels, such as food aggregators, digital platforms and telemarketing, increased as the imposition of measures and regulations aimed at containing the COVID-19 pandemic have tilted consumer preferences towards these channels. We continue to reinforce our presence in digital sales channels in an effort to address the growing demand from our business partners through such sales channels. This reinforcement is aligned with our overall digitization and omnichannel strategies.

The COVID-19 pandemic has also caused significant volatility in the financial markets and disruptions to supply chains across the world, which increased the cost of some of our raw materials and therefore has negatively affected and may continue to adversely affect our financial results. Although unprecedented efforts to fight the COVID-19 pandemic have been taken, we cannot predict how long the COVID-19 pandemic will last, and whether there will be further outbreaks of new variants in the future in any of the markets where we operate. The full extent to which the COVID-19 pandemic will negatively affect our results of operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the effectiveness of vaccines and treatment developments and actions taken in the countries where we operate, or that may be taken in the future, by governmental authorities and other third parties in response to the pandemic.

Treatment of Argentina as a Hyperinflationary Economy. Argentina’s economy satisfies the conditions to be treated as a hyperinflationary economy based on various economic factors, including that Argentina’s cumulative inflation over the three-year period prior to December 31, 2021 exceeded 100%, according to available indexes in the country. We adjusted the financial information of our Argentine operations to recognize inflationary effects and functional currency was converted to Mexican pesos for the periods ended December 31, 2021 and 2020 using the exchange rates at the end of such periods. See Note 3.4 to our consolidated financial statements.
Recent Developments Relating to Our Indebtedness.
On September 23, 2021, we issued (i) Ps. 6,965 million aggregate principal amount of 7-year fixed rate certificados bursátiles bearing an annual interest rate of 7.36% and due September 2028 and (ii) Ps. 2,435 million aggregate principal amount of 5-year floating rate certificados bursátiles bearing an annual interest rate equal to 28-day TIIE plus 0.05% and due September 2026, in the Mexican local market. These certificados bursátiles are classified as sustainability-linked bonds and require us to achieve certain key performance indicators, namely achieving a water use ratio of 1.36 by 2024 and 1.26 by 2026. If these indicators are not achieved and verified by an independent third party by the established dates, the interest rate on the bonds will increase by 25 basis points to 7.61% and TIIE plus 0.30%, respectively. The proceeds of the offering of these certificados bursátiles were used to prepay bank loans in Mexico with maturities in 2025 and 2026 and therefore did not represent additional debt to us.
Other Recent Developments
In January 2022, our Brazilian subsidiary acquired CVI a Brazilian bottler of Coca-Cola trademark products with operations in the state of Rio Grande do Sul in Brazil.

New Accounting Pronouncements
For a description of the new IFRS and amendments to IFRS adopted during 2021, see Note 2.4 to our consolidated financial statements. In addition, for a description of the recently issued accounting standards, see Note 26 to our consolidated financial statements.

Results
The following table sets forth our consolidated income statements for the years ended December 31, 2021, 2020 and 2019.

	Year Ended December 31,
	2021⁽¹⁾	2021	2020	2019
	(in millions of Mexican pesos or millions of U.S. dollars, except per share data)
Net sales	US$ 9,452	193,899	181,520	192,342
Other operating revenues	44	905	2,095	2,129
Total revenues	9,496	194,804	183,615	194,471
Cost of goods sold	5,177	106,206	100,804	106,964
Gross profit	4,319	88,598	82,811	87,507
Costs and expenses:
Administrative expenses	439	9,012	7,891	8,427
Selling expenses	2,521	51,708	48,553	52,110
Other income	74	1,502	1,494	1,890
Other expenses	113	2,309	5,105	4,380
Interest expenses	302	6,192	7,894	6,904
Interest income	45	932	1,047	1,230
Foreign exchange income (loss), net	11	227	4	(330)
Gain on monetary position for subsidiaries in hyperinflationary economies	36	734	376	221
Market value gain (loss) on financial instruments	4	80	(212)	(288)
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	1,114	22,852	16,077	18,409
Income taxes	322	6,609	5,428	5,648
Share in the profit (loss) of equity accounted investees, net of taxes	4	88	(281)	(131)
Consolidated net income	796	16,331	10,368	12,630

	Year Ended December 31,
	2021⁽¹⁾	2021	2020	2019
	(in millions of Mexican pesos or millions of U.S. dollars, except per share data)

Consolidated net income	796	16,331	10,368	12,630
Attributable to:
Equity holders of the parent	766	15,708	10,307	12,101
Non-controlling interest	30	623	61	529
Consolidated net income	796	16,331	10,368	12,630
Per share data(2):
Earnings per share from(3):
Basic controlling interest net income	0.05	0.93	0.61	0.72
Earnings per share from(4):
Diluted controlling interest net income	0.05	0.93	0.61	0.72

(1)    Translation to U.S. dollar amounts at an exchange rate of Ps. 20.514 to US$1.00 solely for the convenience of the reader.
(2)    In 2019, per share data has been restated to give effect to the stock split described in “Item 4. Information on the Company—The Company—Capital Stock.”
(3)    Computed on the basis of the weighted average number of shares outstanding during the period: 16,806.7 million in 2021, 2020, and 2019.
(4)    The diluted earnings per share calculation was computed on the basis of the diluted weighted average number of shares outstanding during the period: 16,806.7 million in 2021, 2020 and 2019. For further information see Note 3.25 to our consolidated financial statements.

Operations by Consolidated Reporting Segment
The following table sets forth certain financial information for each of our consolidated reporting segments for the years ended December 31, 2021, 2020 and 2019. See Note 25 to our consolidated financial statements for additional information about all of our consolidated reporting segments.

	Years Ended December 31,
	2021	2020	2019
	(in millions of Mexican pesos)
Total revenues
Mexico and Central America(1)	115,794	106,783	109,249
South America(2)	79,010	76,832	85,222
Gross profit
Mexico and Central America(1)	57,366	52,906	52,384
South America(2)	31,232	29,905	35,123

(1)    Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)    Includes Colombia, Brazil, Argentina and Uruguay.

Results for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020
Consolidated Results
The comparability of our financial and operating performance in 2021 as compared to 2020 was affected by the following factors: (1) translation effects from fluctuations in exchange rates; and (2) our results in Argentina, whose economy satisfied the conditions to be considered a hyperinflationary economy. For the convenience of the reader, we have included a discussion of the financial information below on a comparable basis, excluding the translation effects from fluctuations in exchange rates. To translate the full-year results of Argentina for the years ended December 31, 2021 and 2020, we used the exchange rate at December 31, 2021 of 102.72 Argentine pesos per U.S. dollar and the exchange rate at December 31, 2020 of 84.15 Argentine pesos per U.S. dollar. The depreciation of the exchange rate of the Argentine peso at December 31, 2021, as compared to the exchange rate at December 31, 2020, was 22.1%. In addition, the average depreciation of currencies used in our main operations relative to the U.S. dollar in 2021, as compared to 2020, were 4.6% for the Brazilian real and 1.3% for the Colombian peso, and an appreciation of 5.6% for the Mexican peso relative to the U.S. dollar.
Total Revenues. Our consolidated total revenues increased by 6.1% to Ps.194,804 million in 2021 as compared to 2020, mainly as a result of our pricing initiatives, coupled with favorable price-mix effects and volume growth. These effects were partially offset by unfavorable currency translation effects from some of our operating currencies into Mexican pesos and a decline in beer revenues related to the partial transition of the beer portfolio in Brazil. In addition, this figure includes other operating revenues due to a favorable determination from the Brazilian tax authorities, which allowed recognition of deferred tax credit in Brazil for Ps. 254 million in 2021 as compared to Ps. 1,359 million registered during the same period of 2020. See Note 23.2.1 to our consolidated financial statements. On a comparable basis, total revenues would have increased by 11.1% in 2021 as compared to 2020.

Total sales volume increased by 5.3% to 3,457.9 million unit cases in 2021 as compared to 2020, driven by volume growth across all of our operations resulting from our solid execution, coupled with gradual recoveries and increases in mobility.

•In 2021, sales volume of our sparkling beverage portfolio increased by 4.2%, sales volume of our colas portfolio increased by 3.1%, and sales volume of our flavored sparkling beverage portfolio increased by 8.9%, in each case as compared to 2020.
•Sales volume of our still beverage portfolio increased by 18.9% in 2021 as compared to 2020.
•Sales volume of our bottled water category, excluding bulk water, increased by 18.3% in 2021 as compared to 2020.
•Sales volume of our bulk water category decreased by 1.3% in 2021 as compared to 2020.
Consolidated average price per unit case increased by 7.4% to Ps.53.0 in 2021, as compared to Ps. 50.6 in 2020, mainly as a result of favorable price-mix effects and price increases aligned with or above inflation. This was partially offset by the negative translation effect resulting from the depreciation of all of our operating currencies relative to the Mexican peso. On a comparable basis, average price per unit case would have increased 9.0% in 2021 as compared to 2020, driven by our revenue management and pricing initiatives.
Gross Profit. Our gross profit increased by 7.0% to Ps.88,598 million in 2021 as compared to 2020, with a gross margin increase of 40 basis points as compared to 2020 to reach 45.5% in 2021. This gross margin increase was mainly driven by favorable price-mix effects, our raw material hedging strategies, and the positive effect of the resumption of tax credits on concentrate purchased from the Manaus Free Trade Zone in Brazil, partially offset by higher raw material prices, higher concentrate costs in Mexico and the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, our gross profit would have increased by 11.3% in 2021 as compared to 2020.
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
Administrative and Selling Expenses. Our administrative and selling expenses increased by 7.6% to Ps.60,720 million in 2021 as compared to 2020. Our administrative and selling expenses as a percentage of total revenues increased by 50 basis points to 31.2% in 2021 as compared to 2020, mainly as a result of the gradual normalization to pre-pandemic levels of in labor, maintenance and marketing expenses. In 2021, we continued investing across our territories to support marketplace execution, increase our cooler coverage, and bolster our returnable presentation base.
Other Expenses Net. We recorded other expenses net of Ps.807 million in 2021 as compared to Ps.3,611 million in 2020, which decrease was mainly as a result of certain extraordinary other operating expenses related to impairments in Estrella Azul in Panama and in Leão Alimentos, our non-carbonated beverage associate in Brazil during 2020. For more information, see Notes 8 and 18 to our consolidated financial statements.
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
Comprehensive financing result in 2021 recorded an expense of Ps. 4,219 million as compared to an expense of Ps.6,679 million in 2020. This 36.8% decrease was mainly driven by a one-time interest expense related to the repurchase and redemption in full of our 3.875% senior notes due 2023, recorded during 2020. In addition, in 2021 we recorded an increase in our foreign exchange gain, a gain in monetary position for Argentina and a gain in the market value of financial instruments.

Income Taxes. In 2021, our effective income tax rate decreased to 28.9%, as compared to our effective income tax rate of 33.8% in 2020, mainly as a result of a favorable deferred tax credit related to a no taxation on financial effects of recovered tax credits in Brazil recognized in 2021, deferred tax adjustments in Mexico and the impairment of Estrella Azul that were recognized during 2020. For more information, see Note 23 to our consolidated financial statements.

Share in the Profit of Equity Accounted Investees, Net of Taxes. In 2021, we recorded a gain of Ps.88 million in the share in the profit of equity accounted investees, net of taxes, mainly due to the results of Jugos del Valle, our associate in Mexico, as compared to a loss of Ps. 281 million registered during the same period of the previous year.

Net Income (Equity holders of the parent). We reported a net controlling interest income of Ps.15,708 million in 2021, as compared to Ps.10,307 million in 2020. This 52.4% increase was mainly driven by solid operating results coupled with a decrease in our comprehensive financial result.

Results by Consolidated Reporting Segment Mexico and Central America
Total Revenues. Total revenues in our Mexico and Central America consolidated reporting segment increased by 8.4% to Ps.115,794 million in 2021 as compared to 2020, mainly as a result of a volume increase in all of our territories coupled with favorable price-mix effects and pricing initiatives.
Total sales volume in our Mexico and Central America consolidated reporting segment increased by 3.3% to 2,057.9 million unit cases in 2021 as compared to 2020, as a result of increases in mobility and gradual recoveries across our territories.

•Sales volume of our sparkling beverage portfolio increased by 2.4% in 2021 as compared to 2020, mainly driven by a 2.0% increase in our colas portfolio.
•Sales volume of our still beverage portfolio increased by 13.2% in 2021 as compared to 2020, due to a solid performance in Mexico and double-digit increases in Central America.
•Sales volume of bottled water, excluding bulk water, increased by 17.7% in 2021 as compared to 2020, due to double-digit increases in both Mexico and Central America.
•Sales volume of our bulk water portfolio remained flat in 2021 as compared to 2020.
Sales volume in Mexico increased by 1.8% to 1,790.0 million unit cases in 2021, as compared to 1,759.2 million unit cases in 2020, mainly as a result of gradual recoveries and increase in mobility.
•Sales volume of our sparkling beverage portfolio increased 0.6% in 2021 as compared to 2020, driven by a 0.6% increase in our colas portfolio and a 1.0% increase in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio increased by 9.5% in 2021 as compared to 2020.
•Sales volume of bottled water, excluding bulk water, increased by 17.3% in 2021 as compared to 2020.
•Sales volume of our bulk water portfolio remained flat in 2021 as compared to 2020.
Sales volume in Central America increased by 15.2% to 267.8 million unit cases in 2021, as compared to 232.4 million unit cases in 2020, mainly as a result of solid execution, increase in mobility and recoveries across all of our territories in the region.
•Sales volume of our sparkling beverage portfolio increased by 13.2% in 2021 as compared to 2020, driven by a 11.0% increase in colas and 23.9% increase in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio increased by 37.5% in 2021 as compared to 2020.
•Sales volume of bottled water, excluding bulk water, increased by 21.2% in 2021 as compared to 2020.
•Sales volume of our bulk water portfolio increased by 7.1% in 2021 as compared to 2020.
Gross Profit. Our gross profit in this consolidated reporting segment increased by 8.4% to Ps.57,366 million in 2021 as compared to 2020 and gross profit margin remained flat as compared to 2020. Gross profit increased mainly as a result of our pricing initiatives, favorable price-mix effects and our raw material hedging strategies. These factors were offset by higher raw material prices, higher concentrate costs in Mexico and the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs.
Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in this consolidated reporting segment increased by 50 basis points to 32.9% in 2021 as compared to the same period in 2020. Administrative and selling expenses, in absolute terms, increased by 9.9% in 2021 as compared to 2020 driven mainly by the gradual normalization to pre-pandemic levels of certain operating expenses primarily in labor and maintenance.
South America
Total Revenues. Total revenues in our South America consolidated reporting segment increased by 2.8% to Ps.79,010 million in 2021 as compared to 2020, mainly as a result of favorable price-mix and our pricing initiatives. These factors were partially offset by unfavorable currency translation effects resulting from the depreciation of all of our operating currencies as compared to the Mexican peso. In addition, this figure includes other operating revenue from a favorable position of Brazilian Courts, which allowed a recognition of a deferred tax credit in Brazil for an amount of Ps. 254 million in 2021 as compared to Ps. 1,359 million registered during the same period of 2020. See Note 23.2.1 to our consolidated financial statements. Total revenues for beer amounted to Ps.10,677.2 million in 2021. On a comparable basis, total revenues would have increased by 13.1% in 2021 as compared to 2020.

Total sales volume in our South America consolidated reporting segment increased by 8.3% to 1,400.0 million unit cases in 2021 as compared to 2020, mainly as a result of double-digit volume growth in Colombia and Argentina, coupled with volume growth in Brazil and Uruguay.
•Sales volume of our sparkling beverage portfolio increased by 6.8% in 2021 as compared to 2020.

•Sales volume of our still beverage portfolio increased by 28.6% in 2021 as compared to 2020.
•Sales volume of our bottled water category, excluding bulk water, increased by 18.9% in 2021 as compared to 2020.
•Sales volume of our bulk water portfolio decreased by 11.4% in 2021 as compared to 2020.
Sales volume in Brazil increased by 4.7% to 903.3 million unit cases in 2021, as compared to 862.9 million unit cases in 2020.
•Sales volume of our sparkling beverage portfolio increased by 4.1% in 2021 as compared to 2020, as a result of an increase of 1.9% in our colas portfolio and an increase of 10.8% in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio increased by 18.9% in 2021 as compared to 2020.
•Sales volume of our bottled water, excluding bulk water, increased by 3.5% in 2021 as compared to 2020.
•Sales volume of our bulk water portfolio decreased by 18.3% in 2021 as compared to 2020.
Sales volume in Colombia increased by 16.9% to 298.0 million unit cases in 2021, as compared to 254.8 million unit cases in 2020.
•Sales volume of our sparkling beverage portfolio increased by 12.6% in 2021 as compared to 2020, mainly driven by a 8.0% growth in colas and 44.1% volume growth in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio increased by 63.3% in 2021 as compared to 2020.
•Sales volume of bottled water, excluding bulk water, increased by 59.6% in 2021 as compared to 2020.
•Sales volume of our bulk water portfolio decreased by 8.9% in 2021 as compared to 2020.
Sales volume in Argentina increased by 16.2% to 155.5 million unit cases in 2021, as compared to 133.8 million unit cases in 2020.
•Sales volume of our sparkling beverage portfolio increased by 15.6% in 2021 as compared to 2020, mainly impacted by a 15.7% increase in colas and 15.4% increase in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio increased by 30.5% in 2021 as compared to 2020.
•Sales volume of bottled water, excluding bulk water, increased by 22.1% in 2021 as compared to 2020.
•Sales volume of our bulk water portfolio decreased by 7.2% in 2021 as compared to 2020.
Sales volume in Uruguay increased by 5.2% to 43.4 million unit cases in 2021, as compared to 41.2 million unit cases in 2020.
•Sales volume of our sparkling beverage portfolio increased by 2.6% in 2021 as compared to 2020.
•Sales volume of our still beverage portfolio increased by 68.9% in 2021 as compared to 2020.

•Sales volume of bottled water increased by 20.9% in 2021 as compared to 2020.

Gross Profit. Gross profit in this consolidated reporting segment amounted to Ps. 31,232 million, an increase of 4.4% in 2021 as compared to 2020, with a 60 basis point margin expansion to 39.5%. This increase in gross profit was mainly driven by a favorable price-mix effect, our raw material hedging strategies and lower concentrate costs in Brazil related to the resumption of tax credits on concentrate purchased from the Manaus Free Trade Zone. These factors were partially offset by the depreciation of the average exchange rate of all of our operating currencies in the consolidated reporting segment as applied to our U.S. dollar-denominated raw material costs.
Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in this consolidated reporting segment increased by 30 basis points to 28.7% in 2021 as compared to 2020 driven mainly by the gradual normalization to pre-pandemic levels of our operating expenses in the region. Administrative and selling expenses, in absolute terms, increased by 3.9% in 2021 as compared to 2020.

Results for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019
Consolidated Results
The comparability of our financial and operating performance in 2020 as compared to 2019 was affected by the following factors: (1) translation effects from fluctuations in exchange rates; and (2) our results in Argentina, whose economy satisfied the conditions to be considered a hyperinflationary economy. For the convenience of the reader, we have included a discussion of the financial information below on a comparable basis, not giving effect to these factors. To translate the full-year results of Argentina for the years ended December 31, 2020 and 2019, we used the exchange rate at December 31, 2020 of 84.15 Argentine pesos per U.S. dollar and the exchange rate at December 31, 2019 of 59.89 Argentine pesos per U.S. dollar, respectively. The depreciation of the exchange rate of the Argentine peso at December 31, 2020, as compared to the exchange rate at December 31, 2019, was 40.5%. In addition, the average depreciation of currencies used in our main operations relative to the U.S. dollar in 2020, as compared to 2019, were: 11.6% for the Mexican peso, 30.7% for the Brazilian real, and 12.6% for the Colombian peso.
Total Revenues. Our consolidated total revenues decreased by 5.6% to Ps.183,615 million in 2020 as compared to 2019, mainly as a result of unfavorable price-mix effects due to the COVID-19 pandemic and currency translation effects resulting from the depreciation of all of our operating currencies in South America against the Mexican peso, particularly the Brazilian real, which had a 14.5% unfavorable translation effect. These effects were partially offset by favorable pricing and revenue management initiatives. Total revenues include other operating revenues related to entitlements to reclaim Ps.1,359 million in tax payments in Brazil in 2020. See Note 23.2.1 to our consolidated financial statements. On a comparable basis, total revenues would have decreased by 1.0% in 2020 as compared to 2019.
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

Other Expenses Net. We recorded other expenses net of Ps.3,611 million in 2020 as compared to Ps.2,490 million in 2019, which increase was mainly as a result of certain extraordinary other operating expenses related to impairments in Estrella Azul in Panama and in Leão Alimentos, our non-carbonated beverage associate in Brazil, which were partially offset by the implementation of our efficiency program to create a leaner and more agile organization. For more information, see Notes 8 and 18 to our consolidated financial statements.
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
Income Taxes. In 2020, our effective income tax rate increased to 33.8%, as compared to our effective income tax rate of 30.7% in 2019, mainly as a result of the Estrella Azul impairment recognized during the period and a net effect of deferred tax assets driven by tax losses and tax credits. For more information, see Note 23 to our consolidated financial statements.
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
South America
Total Revenues. Total revenues in our South America consolidated reporting segment decreased by 9.8% to Ps.76,831 million in 2020 as compared to 2019, mainly as a result of unfavorable price-mix and currency translation effects resulting from the depreciation of most of our operating currencies as compared to the Mexican peso. This figure includes other operating revenues related to entitlements to reclaim Ps.1,359 million in tax payments in Brazil in 2020. See Note 23.2.1 to our consolidated financial statements. Total revenues for beer amounted to Ps.15,228 million in 2020. On a comparable basis, total revenues would have increased by 3.6% in 2020 as compared to 2019.
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
Sales volume in Uruguay decreased by 2.8% to 41.2 million unit cases in 2020, as compared to 42.4 million unit cases in 2019.
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
Liquidity and Capital Resources
Liquidity. The principal source of our liquidity is cash generated from operations. A significant portion of our sales are on a cash basis with the remainder on a short-term credit basis. We have traditionally been able to rely on cash generated from operations to fund our working capital requirements and our capital expenditures. Our working capital benefits from the fact that most of our sales are made on a cash basis, while we generally pay our suppliers on credit. Historically, we have used a combination of borrowings from Mexican and international banks and bond issuances in the Mexican and international capital markets. Our major cash requirements are obligations to support our ongoing operations and contractual obligations with Mexican and international banks for borrowings and bond issuances in the Mexican and international capital markets, derivative agreements and lease agreements.

Our total indebtedness was Ps.85,782 million as of December 31, 2021, as compared to Ps.87,478 million as of December 31, 2020. Short-term debt and long-term debt were Ps.2,453 million and Ps.83,329 million, respectively, as of December 31, 2021, as compared to Ps.5,017 million and Ps.82,461 million, respectively, as of December 31, 2020. Total indebtedness decreased Ps.1,695 million in 2021, with respect to outflows compared to year-end 2020. As of December 31, 2021, our cash and cash equivalents were Ps.47,248 million, as compared to Ps. 43,497 million as of December 31, 2020. We had cash outflows in 2021 mainly resulting from repayment of debt and dividend payments, which were more than offset by generation of cash from operating activities. As of December 31, 2021, our cash and cash equivalents were comprised of 68.3% U.S. dollars, 16.9% Mexican pesos, 12.0% Brazilian reais, 1.9% Colombian pesos, 0.5% Argentine pesos and 0.4% other legal currencies. We believe that these funds, in addition to the cash generated by our operations, are sufficient to meet our operating requirements.
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
Sources and Uses of Cash. The following table summarizes the sources and uses of cash for the years ended December 31, 2021, 2020 and 2019, from our consolidated statements of changes in cash flows:

	Years Ended December 31,
	2021	2020	2019
	(in millions of Mexican pesos)
Net cash flows from operating activities	32,721	35,147	31,289
Net cash flows used in investing activities(1)	(9,547)	(10,508)	(10,744)
Net cash flows used in financing activities (2)	(20,263)	417	(22,794)

(1) Includes purchases of property, plant and equipment and investments in other assets.
(2) Includes dividends paid in 2021, 2020 and 2019, in the amount of Ps. 10,649, Ps. 10,278 and Ps.7,440, respectively.

Debt Structure
The following chart sets forth the debt breakdown of our company and its subsidiaries by currency and interest rate type as of December 31, 2021:

Currency	Percentage of Total Debt(1)(2)	Average Nominal Rate(3)	Average Adjusted Rate(1)(4)
Mexican pesos	53.5%	6.7%	7.5%
U.S. dollars	27.9%	3.1%	2.6%
Brazilian reais	14.7%	6.4%	8.8%
Colombian pesos	1.7%	5.5%	5.9%
Argentine pesos	0.6%	41.0%	41.0%
Uruguayan pesos	1.7%	6.6%	6.6%

(1)    Includes the effects of our derivative contracts as of December 31, 2021, including cross currency swaps from U.S. dollars to Mexican pesos and U.S. dollars to Brazilian reais.
(2)    Due to rounding, these figures may not add up to 100.0%.
(3)    Annual weighted average interest rate per currency as of December 31, 2021.
(4)    Annual weighted average interest rate per currency as of December 31, 2021 after giving effect to interest rate swaps and cross currency swaps. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”
Summary of Significant Debt Instruments
The following is a brief summary of our significant long-term indebtedness with restrictive covenants outstanding as of the date of this annual report:
Mexican Peso-Denominated Bonds (Certificados Bursátiles).
On May 24, 2013, we issued Ps.7,500 million aggregate principal amount of certificados bursátiles bearing an annual interest rate of 5.46% and due May 2023. This series of certificados bursátiles is guaranteed by Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V. (collectively, the “Guarantors”). In August 2021, Distribuidora y Manufacturera del Valle de México, S. de R.L. de C.V. or Distribuidora, a former guarantor of our certificados bursátiles, merged with and into Propimex, S. de R.L. de C.V., or Propimex. As a result, Propimex assumed Distribuidora’s obligations under its guarantee and Distribuidora ceased to be a guarantor of our certificados bursátiles.
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
On September 23, 2021, we issued (i) Ps. 6,965 million aggregate principal amount of 7-year fixed rate certificados bursátiles bearing an annual interest rate of 7.36% and due September 2028, and (ii) Ps. 2,435 million aggregate principal amount of 5-year floating rate certificados bursátiles bearing an annual interest rate equal to 28-day TIIE plus 0.05% and due September 2026, in the Mexican local market. These certificados bursátiles are classified as sustainability-linked bonds and require us to achieve certain key performance indicators, namely achieving a water use ratio of 1.36 by 2024 and 1.26 by 2026. If these indicators are not achieved and verified by an independent third party by the established dates, the interest rate on the bonds will increase by 25 basis points to 7.61% and TIIE plus 0.30%, respectively. These series of certificados bursátiles are guaranteed by the Guarantors.

As of the date of this annual report, we had the following certificados bursátiles outstanding in the Mexican securities market:

Issue Year	Maturity	Amount	Rate
2021	September 14, 2028	Ps. 6,965 million	7.36%
2021	September 17, 2026	Ps. 2,435 million	28-day TIIE + 0.05%
2020	January 28, 2028	Ps. 3,000 million	7.35%
2020	August 15, 2025	Ps. 1,727 million	28-day TIIE + 0.08%
2017	June 18, 2027	Ps. 8,500 million	7.87%
2017	June 24, 2022	Ps. 1,500 million	28-day TIIE + 0.25%
2013	May 12, 2023	Ps. 7,500 million	5.46%

Our certificados bursátiles contain reporting obligations pursuant to which we must furnish to the bondholders consolidated audited annual financial reports and consolidated quarterly financial reports.

U.S. Dollar-Denominated Senior Notes
Guarantees for the U.S. Dollar-Denominated Senior Notes
The Guarantors have fully, jointly and severally, irrevocably and unconditionally agreed to guarantee the payment of principal, premium, if any, interest, additional interest and all other amounts with respect to our senior notes.
With respect to each Guarantor, its guarantee of our senior notes will be the unsecured and unsubordinated obligation of such Guarantor. As a result, the guarantee of each such Guarantor will not be secured by any of the assets or properties of such Guarantor and will be effectively subordinated to all of the existing and future secured obligations of such Guarantor to the extent of the value of the assets securing such obligations. In the event of dissolution, liquidation, reorganization, concurso mercantil, bankruptcy, quiebra or other similar proceeding by or against a Guarantor, the guarantee of such Guarantor would rank equal in right of payment with all other existing and future unsecured and unsubordinated obligations of such Guarantor, and junior to certain obligations given preference under applicable law, including tax, labor and social security obligations. Moreover, in such a case, the Guarantors’ guarantees could be challenged under Mexican law on fraudulent conveyance grounds and declared void based upon the Guarantor being deemed not to have received fair consideration in exchange for such guarantee. A challenge of a Guarantor’s obligations under a guarantee on fraudulent conveyance grounds could focus on the benefits, if any, realized by the Guarantors as a result of the issuance of our senior notes. To the extent a guarantee is voided as a fraudulent conveyance or held unenforceable for any other reason, the holders of our senior notes would not have any claim against that Guarantor and would be creditors solely of us and the Guarantors whose obligations under the guarantees were not held unenforceable.
Our senior notes do not restrict our Guarantor’s ability or the ability of our Guarantors’ subsidiaries to incur additional indebtedness in the future.

As of December 31, 2021:
•we had, on a consolidated basis, Ps.85,782 million of unsecured and unsubordinated indebtedness outstanding, none of which was secured indebtedness,
•we had, on an unconsolidated basis (parent company only), Ps.83,853 million of unsecured and unsubordinated indebtedness outstanding,
•the Guarantors collectively, on an unconsolidated basis, had no indebtedness with third parties, and
•our subsidiaries, other than the Guarantors, had Ps.1,929 million of unsecured and unsubordinated indebtedness outstanding.
The table below summarizes financial information of the Parent (issuer) and Guarantors (together the obligor group), as of December 31, 2021, and for the twelve-month periods ended December 31, 2021. This summarized financial information is presented on a combined basis with intercompany balances and transactions between entities in the obligor group eliminated.
The accounting policies applied in the summarized financial information are the same as those used in the preparation of the consolidated financial statements (see Note 3). Non-guarantor subsidiary financial information has been excluded from the summarized financial information below.

2021
In millions of Mexican pesos
	Propimex(1)(7)	La Pureza(2)	CIMSA(3)	RVC(4)	Yoli(5)	CIBSA(6)	Parent Coca Cola FEMSA, S.A.B. de C.V.	Eliminations	Combined Wholly-owned Guarantors Subsidiaries and Parent
Current assets	Ps. 23,327	Ps. 376	Ps. 456	Ps. 874	Ps. 331	Ps. 1,616	Ps. 37,462	Ps. (6,145)	Ps. 58,297
Current assets balances with consolidated non-obligors	191	1	—	—	1	0	10,759	—	10,952
Non-current assets	59,065	1,509	1,681	1,389	446	1,269	160,293	(104,337)	121,314
Non-current assets balances with consolidated non-obligors	121	—	—	—	13	—	5,845	—	5,979
Current liabilities	14,354	266	507	400	211	—	1,284	(6,328)	10,694
Current liabilities with consolidated non-obligors	23,906	258	232	302	199	—	1,879	—	26,776
Non-current liabilities	37,624	43	20	—	3	16	93,702	(44,751)	86,656
Non-current liabilities with consolidated non-obligors	—	—	—	—	—	—	14,574	—	14,574
Equity	6,820	1,319	1,378	1,561	378	2,869	102,920	(59,403)	57,842
Net revenues	94,913	1,192	1,180	1,394	790	—	25,123	(29,522)	95,070
Net revenues with consolidated non-obligors	—	—	—	—	—	—	425	—	425
Gross profit	44,590	960	835	649	637	—	25,548	(27,604)	45,615
Net Income	4,621	201	123	184	46	322	19,442	(18,461)	6,478
(1)    Propimex, S. de R.L. de C.V.
(2)    Comercializadora La Pureza de Bebidas, S. de R.L. de C.V.
(3)    Grupo Embotellador Cimsa, S. de R.L. de C.V.
(4)    Refrescos Victoria del Centro, S. de R.L. de C.V.
(5)    Yoli de Acapulco, S. de R.L. de C.V.
(6)    Controladora Interamericana de Bebidas, S. de R.L. de C.V.

(7)    During 2021, Distribuidora y Manufacturera del Valle de México, S. de R.L. de C. V. merged into Propimex, S. de R L. de C.V.

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
Bank Loans
In 2021, we prepaid bank loans in Mexican pesos for an aggregate amount of Ps. 9,400 million. These bank loans were paid with the proceeds of the offering of the sustainability-linked bonds in Mexico.

As of December 31, 2021, we had a number of bank loans in Brazilian reais, Argentine pesos and Uruguayan pesos for an aggregate principal amount of Ps.1,929 million.
We are in compliance with all of the restrictive covenants in our debt instruments as of the date of this annual report.

Contingencies
We are subject to various claims and contingencies related to tax, labor and other legal proceedings. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. We may have losses related to such tax, labor and other legal proceedings. We periodically assess the probability of loss for such contingencies and accrue a provision and/or disclose the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a provision for the estimated loss. See Note 24 to our consolidated financial statements. We use outside legal counsel for certain complex legal proceedings. The following table displays the nature and amount of the loss contingencies recorded as of December 31, 2021 and December 31, 2020:

	As of December 31, 2021	As of December 31,2020
	(in millions of Mexican pesos)	(in millions of Mexican pesos)
Tax	Ps. 2,066	Ps. 2,540
Labor	1,472	1,681
Legal	612	879
Total	Ps. 4,150	Ps. 5,100

As is customary in Brazil, we have been required by the relevant authorities to collateralize tax contingencies currently in litigation amounting to Ps.10,721 million, Ps7,342 million, and Ps.10,471 million as of December 31, 2021, 2020 and 2019, respectively, by pledging fixed assets, or providing bank guarantees.
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

Capital Expenditures
The following table sets forth our capital expenditures, including investment in property, plant and equipment, deferred charges and other investments for the periods indicated on a consolidated basis and by consolidated reporting segment:

	Years Ended December 31,
	2021	2020	2019
	(in millions of Mexican pesos)
Mexico and Central America(1)	9,800	6,764	6,677
South America(2)	4,064	3,590	4,788
Capital expenditures, net	13,865	10,354	11,465

(1)    Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)    Includes Colombia, Brazil, Argentina and Uruguay.
In 2021, 2020 and 2019, we focused our capital expenditures on investments in (i) increasing production capacity; (ii) placing coolers with retailers; (iii) returnable bottles and cases; (iv) improving the efficiency of our distribution infrastructure; and (v) information technology.
We have budgeted capital expenditures in an amount ranging between 7.0% and 8.0% of total revenues for 2022, which amount will primarily focus on strengthening our infrastructure, especially our returnable bottles and cases, investments in information technology and investments in assets that increase our presence in the market. As is customary, this amount will depend on market and other conditions, including the development of the COVID-19 pandemic across our territories.
We estimate that of our projected capital expenditures for 2022, approximately 38.6% will be for our Mexican territories and the remaining will be for our non-Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2022.

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
The following table provides a summary of the fair value of derivative instruments as of December 31, 2021. The fair market value is estimated using market prices that would apply to terminate the contracts at the end of the period and are confirmed by external sources, which generally are also our counterparties to the relevant contracts.

	Fair Value as of December 31, 2021. Assets (liabilities)
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total fair value
	(in millions of Mexican pesos)
Cross Currency Swaps
U.S. dollars to Mexican pesos	—	198	—	762	960
U.S. dollars to Brazilian reais	—	3,431	36	—	3,467
U.S. dollars to Colombian pesos	45	—	182	—	227
Interest Rate Swaps
U.S. fixed rate to U.S. floating rate	—	—	—	170	170
Forwards
U.S. dollars to Mexican pesos	4	—	—	—	4
U.S. dollars to Brazilian reais	20	—	—	—	20
U.S. dollars to Colombian pesos	27	—	—	—	27
U.S. dollars to Argentine pesos	(22)	—	—	—	(22)
U.S. dollars to Uruguayan pesos	(1)	—	—	—	(1)
U.S. dollars to Costa Rican colones	1	—	—	—	1
Commodity Hedge Contracts
Sugar	497	193	—	—	690
Aluminum	62	—	—	—	62
PET resin	(23)	—	—	—	(23)

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
At our general ordinary shareholders meeting held on March 28, 2022, the following directors were appointed or confirmed: 9 directors were appointed or confirmed by the Series A shares, 4 directors were appointed or confirmed by the Series D shares and 3 directors were appointed or confirmed by the Series L shares. Our board of directors is currently comprised of 16 members.
See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for information on relationships with certain directors and senior management.
As of the date of this annual report, our board of directors had the following members:

Series A Directors

José Antonio Vicente Fernández Carbajal Chairman	Born:	February 1954
	Gender:	Male
	Appointed to the board:	1993, as director; 2001 as chairman.
	Term:	Through the date of our annual shareholders meeting of 2023
	Principal occupation:	Executive Chairman of the board of directors of FEMSA.
	Public companies directorships:	Executive Chairman of the board of directors of FEMSA and Chairman of the board of directors of Coca-Cola FEMSA. Member of the board of directors of Heineken Holding, N.V. and vice-chairman of the supervisory board of Heineken, N.V. Member of the board of directors of Industrias Peñoles, S.A.B. de C.V.
	Other directorships:	Chairman of the board of directors of Fundación FEMSA, A.C. and Instituto Tecnológico y de Estudios Superiores de Monterrey, or ITESM. Member of the board of directors of the Massachusetts Institute of Technology Corporation.
	Past business experience:	Joined the strategic planning department of FEMSA in 1988, after which he held managerial positions at FEMSA Cerveza’s commercial division and OXXO. He was appointed Deputy Chief Executive Officer of FEMSA in 1991 and Chief Executive Officer in 1995, a position he held until December 31, 2013. As of January 1, 2014, he was appointed Executive Chairman of the board of directors of FEMSA.
	Education:	Holds a degree in Industrial Engineering and a Master in Business Administration, or MBA, from ITESM.
	Alternate director:	Javier Gerardo Astaburuaga Sanjines

Federico José Reyes García Director	Born:	September 1945
	Gender:	Male
	Appointed to the board:	1993
	Term:	Through the date of our annual shareholders meeting of 2023
	Principal occupation:	Independent consultant.
	Coca-Cola FEMSA’s committees:	Member of the Planning and Finance Committee.
	Public companies directorships:	Alternate member of the board of directors of FEMSA.
	Past business experience:	At FEMSA, he held the position of Executive Vice-President of Corporate Development from 1992 to 1993, Chief Financial Officer from 1999 to 2006, and Corporate Development Officer from 2006 to 2015.
	Education:	Holds a degree in Business and Finance from ITESM.
	Alternate director:	Eugenio Garza y Garza

Ricardo Guajardo Touché Independent Director	Born:	May 1948
	Gender:	Male
	Appointed to the board:	1993
	Term:	Through the date of our annual shareholders meeting of 2023

	Principal occupation:	Independent consultant.
	Coca-Cola FEMSA’s committees:	Chairman of the Planning and Finance Committee.
	Public companies directorships:	Member of the boards of directors of FEMSA, Grupo Aeroportuario del Sureste, S.A.B. de C.V., Grupo Bimbo, S.A.B. de C.V., or Bimbo and Vitro, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, or BBVA.
	Past business experience:	Chairman and Chief Executive Officer of BBVA from 1991 to 2000 and Chairman from 2000 to 2004. Chairman of the board of directors of Solfi, S.A. de C.V. from 2000 to 2004 and member of the board of directors and Chief Executive Officer of Grupo Valores de Monterrey, S.A.B. de C.V. from 2006 to 2017.
	Education:	Holds a degree in Electrical Engineering from ITESM and the University of Wisconsin and a Master’s degree from the University of California at Berkeley.

Enrique F. Senior Hernández Independent Director	Born:	August 1943
	Gender:	Male
	Appointed to the board:	2004
	Term:	Through the date of our annual shareholders meeting of 2023
	Principal occupation:	Managing Director of Allen & Company, LLC.
	Coca-Cola FEMSA’s committees:	Member of the Planning and Finance Committee.
	Public companies directorships:	Member of the boards of directors of Grupo Televisa, S.A.B. and FEMSA.
	Other directorships:	Member of the boards of directors of Cinemark USA, Inc. and Univision Communications, Inc.
	Past business experience:	Corporate Finance Executive of White, Weld & Company from 1969 to 1973, and Vice President of Allen & Company, LLC from 1973 to 1980 and Executive Vice President and managing director of Allen & Company, LLC since 1980.
	Education:	Holds a law degree from Yale University, an Honorary Law Doctorate from Emerson College and an MBA from Harvard University Business School.

Daniel Alberto Rodríguez Cofré Director	Born:	June 1965
	Gender:	Male
	Appointed to the board:	2022
	Term:	Through the date of our annual shareholders meeting of 2023
	Principal occupation:	Chief Executive Officer of FEMSA.
	Past business experience:	Held several financial roles at Shell International Group in Latin America and Europe. In 2008 was appointed as Chief Financial Officer of Centros Comerciales Sudamericanos S.A., and from 2009 to 2014 held the position of Chief Executive Officer at the same company. From 2015 to 2016 was Chief Financial and Corporate Officer of FEMSA and from 2016 to 2021 he was Chief Executive Officer of FEMSA Comercio.

	Education:	Holds a degree in Forest Engineering from Austral University of Chile and an MBA from Adolfo Ibañez University.
	Alternate director:	Francisco Camacho Beltrán

Francisco Zambrano Rodríguez Independent Director	Born:	January 1953
	Gender:	Male
	Appointed to the board:	2003
	Term:	Through the date of our annual shareholders meeting of 2023
	Principal occupation:	Independent consultant and Co-Chief Executive Officer of Desarrollo Inmobiliario y de Valores, S.A. de C.V., Corporativo Zeta DIVASA, S.A.P.I. de C.V. and IPFC Inmuebles, S.A.P.I. de C.V.
	Coca-Cola FEMSA’s committees:	Member of the Audit Committee.
	Public companies directorships:	Alternate member of the board of directors of FEMSA.
	Other directorships:	Member of the boards of directors of Desarrollo Inmobiliario y de Valores, S.A. de C.V., Corporativo Zeta DIVASA, S.A.P.I. de C.V. and IPFC Inmuebles, S.A.P.I. de C.V.
Past business experience:
Has extensive experience in investment banking and private investment services, in real estate development and project management, real estate private investment funds, and as estate planning consultant.

	Education:	Holds a degree in Chemical Engineering from ITESM and an MBA from the University of Texas at Austin.

Daniel Javier Servitje Montull Independent Director	Born:	April 1959
	Gender:	Male
	Appointed to the board:	1998
	Term:	Through the date of our annual shareholders meeting of 2023
	Principal occupation:	Chief Executive Officer and Chairman of the board of directors of Bimbo.
	Coca-Cola FEMSA’s committees:	Chairman of the Corporate Practices Committee.
	Public companies directorships:	Chairman of the board of directors of Bimbo.
	Other directorships:	Member of the boards of directors of Grupo Financiero Banamex, S.A. de C.V., Instituto Mexicano para la Competitividad, A.C., and The Consumer Goods Forum. Chairman of the boards of directors of Corporación Aura Solar, S.A.P.I. de C.V. and Servicios Comerciales de Energía, S.A. de C.V.
	Past business experience:	Served as Vice-President of Bimbo.
	Education:	Holds a degree in Business Administration from the Universidad Iberoamericana in Mexico and an MBA from the Stanford University Graduate School of Business.

José Luis Cutrale Director	Born:	September 1946
	Gender:	Male

	Appointed to the board:	2004
	Term:	Through the date of our annual shareholders meeting of 2023
	Principal occupation:	Chairman of the board of directors of Sucocítrico Cutrale, Ltda.
	Other directorships:	Member of the boards of directors of Cutrale North America, Inc., Chiquita Holdings Limited and Cutrale Citrus Juice USA, Inc.
	Past business experience:	Founding partner of Sucocítrico Cutrale, Ltda.
	Education:	Holds a degree in Business Administration.
	Alternate director:	José Henrique Cutrale

Alfonso González Migoya Independent Director	Born:	January 1945
	Gender:	Male
	Appointed to the board:	2006
	Term:	Through the date of our annual shareholders meeting of 2023
	Principal occupation:	Business consultant.
	Coca-Cola FEMSA’s committees:	Member of the Audit Committee.
	Public companies directorships:	Member of the boards of directors of FEMSA, Controladora Vuela Compañía de Aviación, S.A.B. de C.V., Regional, S.A.B. de C.V. and Servicios Corporativos JAVER, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of Invercap Holdings, S.A.P.I. de C.V.
Past business experience:
Held the position of Senior Vice President and roles in the finance, planning and human resources departments of Alfa, S.A.B. de C.V. from 1995 to 2005 and Chairman of the board of directors and Chief Executive Officer of Grupo Industrial Saltillo, S.A.B. de C.V. from 2009 to 2014.

	Education:	Holds a degree in Mechanical Engineering from ITESM and an MBA from the Stanford University Graduate School of Business.

Series D Directors

José Octavio Reyes Lagunes Director	Born:	March 1952
	Gender:	Male
	Appointed to the board:	2016
	Term:	Through the date of our annual shareholders meeting of 2023
	Principal occupation:	Retired.
	Public companies directorships:	Member of the boards of directors of MasterCard Worldwide and Coca-Cola Hellenic Bottling Company.
Past business experience:
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

	Education:	Holds a degree in Chemical Engineering from the Universidad Nacional Autónoma de México and an MBA from ITESM.
	Alternate director:	Theresa Robin Rodgers Moore

John Murphy Director	Born:	February 1962
	Gender:	Male
	Appointed to the board:	2019
	Term:	Through the date of our annual shareholders meeting of 2023
	Principal occupation:	Executive Vice President and Chief Financial Officer of The Coca-Cola Company.
	Coca-Cola FEMSA’s committees:	Member of the Planning and Finance Committee.
	Public companies directorships:	Member of the boards of directors of Coca-Cola Beverages Japan Holdings Inc., China Beverages Ltd. and Lindley Corporation.
	Past business experience:	From 2016 to 2018 served as president of the Asia Pacific Group of The Coca-Cola Company and from 2013 to 2016 as president of the South Latin business unit. From 2008 to 2012 was president of the Latin Center business unit. During his three-decade career with The Coca-Cola Company, has held a variety of general management, finance and strategic planning roles.
	Education:	Holds a Bachelor’s degree in Business Studies from Trinity College in Dublin and a degree in professional accounting from the University College in Dublin.
	Alternate director:	Stacy Lynn Apter

Nikos Koumettis Director	Born:	December 1964
	Gender:	Male
	Appointed to the board:	2022
	Term:	Through the date of our annual shareholders meeting of 2023
	Principal occupation:	President of Europe for The Coca-Cola Company.

	Past business experience:	Joined The Coca-Cola Company in 2001, holding different roles including, business unit president for Canada, President of the Adriatic and Balkans business unit, and Southeast Mediterranean Region General Manager. Served as President of the Central and Southern Europe business unit from 2011 to 2016. From 2016 to 2018, served as President to The Coca-Cola Company’s Central and Eastern Europe business unit, and from 2019 to 2020 served as group president for Europe, Middle East and Africa for The Coca-Cola Company. Prior to joining The Coca-Cola Company, served in marketing roles with Kraft Jacobs Suchard; sales and distribution roles with Elgeka; and in commercial and logistics functions for Papastratos S.A./Phillip Morris.
	Education:	Holds a Bachelor’s degree of Science in Business Administration from the American College of Greece and a Master of Science degree in International Marketing from Strathclyde Business School.

James Leonard Dinkins Director	Born:	July 1962
	Gender:	Male
	Appointed to the board:	2020
	Term:	Through the date of our annual shareholders meeting of 2023
	Principal occupation:	Senior Vice President of The Coca-Cola Company and President of Coca-Cola North America.
	Other directorships:	Member of the boards of directors of Fairlife, LLC.
	Past business experience:	Joined The Coca-Cola Company in 1988 working in a variety of areas, including senior sales, marketing, operations, strategic planning, sports marketing, franchise leadership and general management. From 1999 to 2002, held senior management positions in the business services sector as Executive Vice President of Service Resources Inc., and was President of the Communications Division of The Profit Recovery Group International, Inc. Prior to joining The Coca-Cola Company in 1988, held various sales positions with Procter & Gamble.
	Education:	Holds a Bachelor’s degree in Business Administration from the University of Georgia and an MBA from Emory University.
	Alternate director:	Marie D. Quintero-Johnson

Series L Directors

Victor Alberto Tiburcio Celorio Independent Director	Born:	February 1951
	Gender:	Male
	Appointed to the board:	2019
	Term:	Through the date of our annual shareholders meeting of 2023
	Principal occupation:	Independent consultant.
	Coca-Cola FEMSA’s committees:	Chairman and Financial Expert of the Audit Committee.
	Public companies directorships:	Member of the boards of directors of FEMSA, Grupo Palacio de Hierro, S.A.B. de C.V., Fresnillo, PLC and Grupo Nacional Provincial, S.A.B.

	Other directorships:	Member of the boards of directors of Grupo Financiero Scotiabank Inverlat, Profuturo Afore, S.A. de C.V. and Tankroom, S.A.P.I. de C.V.
	Past business experience:	Served as partner of Mancera, S.C. (Ernst & Young Mexico) from 1980 to 2000 and as its Chief Executive Officer from 2000 to 2013.
	Education:	Holds a degree in Accounting from the Universidad Iberoamericana in Mexico and an MBA from Instituto Tecnológico Autónomo de México (ITAM).

Luis Rubio Freidberg Independent Director	Born:	August 1955
	Gender:	Male
	Appointed to the board:	2017
	Term:	Through the date of our annual shareholders meeting of 2023
	Principal occupation:	Chairman of México Evalúa, Centro de Análisis de Políticas Públicas, A.C. and Consejo Mexicano de Asuntos Internacionales.
	Coca-Cola FEMSA’s committees:	Member of the Corporate Practices Committee.
	Other directorships:	Member of the boards of directors of Xanthrus, The India Fund-Asia Tigers, and The Tinker Foundation.
	Past business experience:	Contributing editor of the newspaper Reforma. In the 1970s served as Planning Director at Citibank in Mexico and served as an adviser to Mexico’s Secretary of Finance and Public Credit.
	Education:	Holds a degree in Political Science and Public Administration from Universidad Iberoamericana in Mexico and a Master’s degree and PhD in political science from Brandeis University.
	Alternate director:	Jaime A. El Koury (independent director)

Luis Alfonso Nicolau Gutiérrez Independent Director	Born:	June 1961
	Gender:	Male
	Appointed to the board:	2018
	Term:	Through the date of our annual shareholders meeting of 2023
	Principal occupation:	Partner at Ritch, Mueller y Nicolau, S.C. (law firm) and member of the firm’s executive committee.
	Coca-Cola FEMSA’s committees:	Member of the Corporate Practices Committee.
	Public companies directorships:	Member of the boards of directors of Grupo Posadas, S.A.B. de C.V., Gentera, S.A.B. de C.V. and Grupo Cementos de Chihuahua, S.A.B. de C.V.

Other directorships:
Member of the boards of directors of Morgan Stanley, Casa de Bolsa, S.A. de C.V., UBS Asesores México, S.A. de C.V., Ignia’s Public Fund (Fideicomiso Ignia), Grupo Coppel, S.A. de C.V. and KIO Networks.

Past business experience:
Has been a partner at Ritch Mueller since 1990, specializes in mergers and acquisitions, debt and equity capital markets transactions and banking and finance. Worked as a foreign associate for Johnson & Gibbs, Dallas and Shearman & Sterling, New York.

Education:	Holds a Law degree from the Escuela Libre de Derecho and a Master in Law from Columbia University.

The secretary of the board of directors is Alejandro Gil Ortiz and the alternate secretary of the board of directors is Carlos Luis Díaz Sáenz, our general counsel.
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
Executive Officers
The following are the executive officers of our company:

John Anthony Santa Maria Otazua Chief Executive Officer	Born:	August 1957
	Gender:	Male
	Joined:	1995
	Appointed to current position:	2014
	Business experience with us:	Has served as our Strategic Planning and Business Development Officer and Chief Operating Officer of our Mexican operations. Has served as Strategic Planning and Commercial Development Officer and Chief Operating Officer of our South America division. Has experience in several areas of our company, namely development of new products and mergers and acquisitions.
	Other business experience:	Has experience with different bottlers in Mexico in areas such as Strategic Planning and General Management.
	Education:	Holds a Bachelor’s degree in Business Administration and an MBA with a major in Finance from Southern Methodist University.

Constantino Spas Montesinos Chief Financial Officer	Born:	May 1970
	Gender:	Male
	Joined:	2018
	Appointed to current position:	2019
	Business experience with us:	Joined our company in 2018 as our Strategic Planning Officer.
	Other business experience:	Has 24 years of experience in the food and beverage sector in companies such as Grupo Mavesa and Empresas Polar in Venezuela, Kraft Foods, SAB Miller in Latin America and Bacardi y Compañía S.A. de C.V. in Mexico, holding different positions in marketing, as regional officer and as VP Managing Director.
	Education:	Holds a Bachelor’s Degree in Business Administration from Universidad Metropolitana in Caracas and an MBA from Emory University-Goizueta Business School in Atlanta, Georgia.

Karina Paola Awad Pérez Human Resources Officer	Born:	February 1968
	Gender:	Female

	Joined:	2018
	Appointed to current position:	2018
	Business experience with us:	Joined our company in 2018 as Human Resources Officer.
	Other business experience:	Has served for more than 25 years in several areas of human resources. In 2010, occupied the position of Vice President of Human Resources for Wal-Mart Chile and in 2013 was named Senior Vice President of Human Resources for Wal-Mart Mexico and Central America. Member of the board of directors of Wal-Mart Chile from 2014 to 2016.
	Education:	Holds a degree in psychology from the Pontificia Universidad Católica de Chile and an MBA from the UAI de Chile.

María del Carmen Alanis Figueroa Corporate Affairs Officer	Born:	March 1967
	Gender:	Female
	Joined:	2020
	Appointed to current position:	2021
	Business experience with us:	In 2020, joined our company as Government Affairs Director strengthening our relationship with government authorities, promoting social license issues in the communities and contributing to our social and cultural transformation. In 2021, was appointed Corporate Affairs Officer.
Other business experience:
Has more than 29 years of experience in the public sector with a long history in electoral matters, among other responsibilities, as an advisor to the National Electoral Institute and later as president of the Federal Electoral Tribunal. Has extensive experience in human rights, gender equality and relations with multilateral organizations.

	Education:	Doctor of Law from the Universidad Nacional Autónoma de México (UNAM). Holds a Master's degree in Comparative Government from the London School of Economics and Political Science.

Rafael Ramos Casas Supply Chain and Engineering Officer	Born:	April 1961
	Gender:	Male
	Joined:	1999
	Appointed to current position:	2018
	Business experience with us:	Has served as Supply Chain Officer of FEMSA and OXXO. Held several positions in Propimex for our division in Mexico.
	Other business experience:	Has experience with a different bottler company in Mexico in positions such as Chief Operating Officer, Manufacturing Director and plant manager.
	Education:	Holds a degree in Biochemical Engineering with a minor in Administration and a Master’s degree in Business Administration of Agricultural Enterprises.

Washington Fabricio Ponce García Chief Operating Officer—Mexico	Born:	April 1968
	Gender:	Male
	Joined:	1998
	Appointed to current position:	2019
	Business experience with us:	Has served as head of our Asia division and as head of our Colombian operations. Has served as Managing Director of Central America, Philippines, Argentina, Brazil, Colombia and Strategic Planning Director for our operations in Latin America.
	Other business experience:	Worked for three years with Bain & Company.
	Education:	Holds a Master´s degree in Business Economics from INCAE, Costa Rica.

Eduardo Guillermo Hernández Peña Chief Operating Officer—Latin America	Born:	October 1965
	Gender:	Male
	Joined:	2015
	Appointed to current position:	2018
	Business experience with us:	Served as New Businesses Officer in 2016 and as Strategic Planning Officer in 2017.
	Other business experience:	From 2010 to 2011, held several positions in the beer, wine and food business at Mavesa S.A. and Empresas Polar in Venezuela. From 2012 to 2015, served as Executive Vice-President and Chief Executive Officer of Grupo Gloria.
	Education:	Holds a Bachelor’s degree in Business Administration from Universidad Metropolitana of Venezuela, a degree in Marketing from Harvard University and an MBA from Northwestern University.
Ian Marcel Craig García Chief Operating Officer—Brazil	Born:	May 1972
	Gender:	Male
	Joined:	1994
	Appointed to current position:	2016
	Business experience with us:	Has served as Chief Operating Officer of Argentina. Has served as Chief Financial Officer of our South America division, and also as Corporate Finance and Treasury Director of Coca-Cola FEMSA.
	Other business experience:	Within the group has worked in a Corporate Finance position and Beer Division Supply Chain position. Also worked in other companies in the area of strategic planning.
	Education:	Holds a Bachelor’s degree in Industrial Engineering from ITESM, an MBA from the University of Chicago Booth School of Business and a Master’s degree in International Commercial Law from ITESM.

Bruno Juanes Gárate Digital Platforms Officer	Born:	October 1967
	Gender:	Male
	Joined:	2021
	Appointed to current position:	2021
	Business experience with us:	Joined our company in 2021 as our Digital Platforms Officer.
	Other business experience:	Started career at Procter & Gamble and moved to the management consulting industry at PwC. Subsequently founded and ran his own consulting firm for eleven years; later led the management consulting practice in Latin America for NTTData as region’s CEO. In last consulting role served as manufacturing and CPG industry practice leader, Chief Digital and Innovation Officer, Core Business Operations Portfolio Leader and member of the executive committee at Deloitte Consulting Mexico.
	Education:	Holds a Bachelor’s degree in Organic Chemistry from Universidad Autónoma de Madrid, a Master’s degree in Molecular Biology from University of California, Berkeley, an MBA from Escuela Superior de Marketing y Administración and other postgraduates studies.

Ignacio Echevarría Mendiguren Digital and Technology Officer	Born:	July 1967
	Gender:	Male
	Joined:	2018
	Appointed to current position:	2021
	Business experience with us:	Joined our company in 2018 as information technology director.

Other business experience:	Has served as Chief Information Officer from 2006 to 2013 in Cobega, S.A. and from 2013 to 2015 in Coca-Cola Iberian Partners. Also worked in Coca-Cola European Partners as responsible for certain projects as Vice-president Information Technology Solution Delivery.
Education:	Holds a Bachelor’s degree in Industrial Engineering from the School of Industrial Engineering of Barcelona and an MBA from the IE University of Madrid.

Diversity and Inclusion on the Board of Directors and Executive Officers
Our board of directors is comprised of 16 board members and eight alternates, 87.5% of which are men and 12.5% of which are women. Of our executive officers, 80.0% are men and 20.0% are women.
We have a corporate human resources policy that fosters inclusion, diversity, equal opportunities and non-discrimination, including gender distinction. This policy was approved by our board of directors and all of our employees are required to comply with it. Our human resources officer, Karina Paola Awad Pérez, is responsible for enforcing such policy.

Compensation of Directors and Officers
For the year ended December 31, 2021, the aggregate compensation of all of our executive officers paid or accrued for services in all capacities was Ps. 352.3 million. The aggregate compensation amount includes Ps. 215.8 million of cash bonus awards and bonuses paid to certain of our executive officers pursuant to our incentive plan for stock purchases. See “—Bonus Program.”
The aggregate compensation for directors during 2021 was Ps.20.5 million. For each meeting attended in 2021, we paid US$13,000 to each director with foreign residence and nationality and US$9,000 to all other directors.
We paid US$5,000 to each of the members of the Audit, Finance and Planning and the Corporate Practices Committees per each meeting attended, and we paid US$6,500 to the chairman of the Audit Committee per meeting attended.
Our executive officers and senior executives participate in our benefit plans in the same terms as our other employees. Members of our board of directors do not participate in our benefit plans. As of December 31, 2021, amounts accrued for all employees under our pension and retirement plans were Ps.3,063 million, of which Ps.1,211 million are already funded.
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
During the years ended December 31, 2021, 2020 and 2019, the cash-based and share-based bonus expense paid to the eligible participants pursuant to our bonus programs amounted to Ps.856 million, Ps.747 million, and Ps.940 million, respectively.

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
Our board of directors is supported by committees, which are working groups approved at our annual shareholders meeting that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. The following are the three committees of the board of directors:
•Planning and Finance Committee. The Planning and Finance Committee works with management to set our annual and long-term strategic and financial plans and monitors adherence to these plans. It is responsible for setting our optimal capital structure and recommends the appropriate level of borrowing as well as the issuance of securities. Financial risk management is another responsibility of the Planning and Finance Committee. Ricardo Guajardo Touché is the chairman of the Planning and Finance Committee. The other members include: Federico José Reyes García, John Murphy, Enrique F. Senior Hernández and Eugenio Garza y Garza. The secretary non-member of the Planning and Finance Committee is Constantino Spas Montesinos, our Chief Financial Officer.
•Audit Committee. The Audit Committee is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee (such appointment and compensation being subject to the approval of our board of directors); the internal auditing function also reports to the Audit Committee. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, we compensate the independent auditor and any outside advisor hired by the Audit Committee and provide funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. Victor Alberto Tiburcio Celorio is the chairman of the Audit Committee and the “audit committee financial expert.” Pursuant to the Mexican Securities Market Law, the chairman of the Audit Committee is elected at our shareholders meeting. The other members are: Alfonso González Migoya and Francisco Zambrano Rodríguez. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards. The secretary non-member of the Audit Committee is Gerardo Estrada Attolini, FEMSA’s administration and corporate control officer.
•Corporate Practices Committee. The Corporate Practices Committee, which consists exclusively of independent directors, is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders meeting and include matters on the agenda for that meeting that it deems appropriate, approve policies on related party transactions, approve the compensation plan of the chief executive officer and relevant officers, and support our board of directors in the elaboration of related reports. The chairman of the Corporate Practices Committee is Daniel Javier Servitje Montull. Pursuant to the Mexican Securities Market Law, the chairman of the Corporate Practices Committee is elected at our shareholders meeting. The other members include: Jaime A. El Koury, Luis Rubio Freidberg and Luis A. Nicolau Gutiérrez, and two permanent non-member guests, Daniel Alberto Rodríguez Cofré and José Octavio Reyes Lagunes. The secretary non-member of the Corporate Practices Committee is Karina Paola Awad Pérez, our Human Resources Officer.

Employees
As of December 31, 2021, our headcount was as follows: 54,014 in Mexico and Central America, and 29,740 in South America. In the headcount, we include the employees of third party distributors. The table below sets forth headcount by category for the periods indicated:

	As of December 31,
	2021	2020	2019
Executives	895	871	862
Non-union	26,926	26,139	23,920
Union	45,939	44,518	48,195
Employees of third party distributors	9,994	10,806	9,209
Total	83,754	82,334	82,186

As of December 31, 2021, approximately 54.9% of our employees, most of whom were employed in Mexico, were members of labor unions. We had 185 separate collective bargaining agreements with 101 labor unions. In general, we have a good relationship with the labor unions throughout our operations. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information.”
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

(1)    FEMSA owns these shares through its wholly owned subsidiary Compañía Internacional de Bebidas, S.A. de C.V. Approximately 74.9% of the voting stock of FEMSA is owned by the technical committee and trust participants under Irrevocable Trust No. 463 established at Banco Invex, S.A. Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee. As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power of the shares deposited in the voting trust: Banco Invex, S.A., as Trustee under Trust No. F/4165 (controlled by the estate of Max Michel Suberville), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), Banco Invex, S.A., as Trustee under Trust No. 3763 (controlled by Garza Lagüera Gonda family), Paulina Garza Lagüera Gonda, Max Brittingham, Maia Brittingham, Bárbara Garza Lagüera Gonda, Bárbara Braniff Garza Lagüera, Eugenia Braniff Garza Lagüera, Lorenza Braniff Garza Lagüera, Mariana Garza Lagüera Gonda, Paula Treviño Garza Lagüera, Inés Treviño Garza Lagüera, Eva Maria Garza Lagüera Gonda, Eugenio Fernández Garza Lagüera, Daniela Fernández Garza Lagüera, Eva María Fernández Garza Lagüera, José Antonio Fernández Garza Lagüera, Consuelo Garza Lagüera de Garza, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), Alfonso Garza Garza, Juan Pablo Garza García, Alfonso Garza García, María José Garza García, Eugenia Maria Garza García, Patricio Garza Garza, Viviana Garza Zambrano, Patricio Garza Zambrano, Marigel Garza Zambrano, Ana Isabel Garza Zambrano, Juan Carlos Garza Garza, José Miguel Garza Celada, Gabriel Eugenio Garza Celada, Ana Cristina Garza Celada, Juan Carlos Garza Celada, Eduardo Garza Garza, Eduardo Garza Páez, Balbina Consuelo Garza Páez, Eugenio Andrés Garza Páez, Eugenio Garza Garza, Camila Garza Garza, Ana Sofía Garza Garza, Celina Garza Garza, Marcela Garza Garza, Carolina Garza Garza, Alberto Bailleres González, Maria Teresa Gual de Bailleres, Corbal, S.A. de C.V. (controlled by Alberto Bailleres González), Maria Magdalena Michel y Suberville, Max David Michel, Juan Maria Pedro David Michel, Monique Berthe Michele Madeleine David Michel, Maria Berta Renee Michel y Suberville, Magdalena Maria Guichard Michel, Rene Cristobal Guichard Michel, Miguel Graciano José Guichard Michel, Graciano Mario Juan Guichard Michel, Juan Bautista Guichard Michel, Banco Invex, S.A., as Trustee under Trust No. F/3038 (controlled by María Berta Michel y Suberville), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/408262-4 (controlled by the Michel González family), Banco Invex, S.A., as Trustee under Trust No. 4165 (controlled by the Michel González family), Franca Servicios, S.A. de C.V. (controlled by the Calderón Rojas family), and BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/29013-0 (controlled by the Calderón Rojas family).
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
•Tweedy, Browne Company LLC held 27,762,280 units, or 5.29% of the total amount of our units, which represented 83,286,840 Series B shares, or 5.29% of the total amount of our Series B shares, and 138,811,400 Series L shares, or 5.29% of the total amount of our Series L shares.

Our Series A shares, owned by FEMSA, are held in Mexico and our Series D shares, owned by The Coca-Cola Company, are held outside of Mexico.
As of the date of this report, we had approximately 26,999,234 ADSs outstanding, representing 51.4% of the total amount of our units, or 51.4% of the total amount of our Series B shares and 51.4% of the total amount of our Series L shares, held by approximately 313 registered holders (including The Depositary Trust Company) with registered addresses outside of Mexico.
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
•The Coca-Cola Company may require the establishment of a different long-term strategy for Brazil. If, after taking into account our performance in Brazil, The Coca-Cola Company does not consider us to be part of this long-term strategic solution for Brazil, then we will sell our Brazilian franchise to The Coca-Cola Company or its designee at fair market value. Fair market value would be determined by independent investment bankers retained by each party at their own expense pursuant to specified procedures. In light of the performance of our business in Brazil and the fact that The Coca-Cola Company authorized us to acquire five Coca-Cola bottlers in Brazil from 2008 to 2022 and participate in the acquisition of the Brazilian operations of Jugos del Valle, Leão Alimentos, Laticínios Verde Campo Ltda., the AdeS business in Brazil, among others, we believe that this provision is no longer applicable.

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
Cooperation Framework with The Coca-Cola Company
In July 2016, we announced a new, comprehensive cooperation framework with The Coca-Cola Company. This cooperation framework seeks to maintain a mutually beneficial business relationship over the long term, which will allow both companies to focus on continuing to drive the business forward and generate profitable growth. The cooperation framework contemplates the following main objectives:
•Long-term guidelines in relationship economics. Concentrate prices for sparkling beverages in Mexico gradually increased from July 2017 through July 2019.
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
As part of a shared vision for the future, and to continue strengthening our relationship and combined strategy, in 2021, we and The Coca-Cola Company agreed to enhance the Cooperation Framework. This enhancement includes additional drivers to grow the business and strengthen our successful and longstanding partnership.

This update contemplates the following main objectives:

•Growth principles. We and The Coca-Cola Company agreed to continuously build and align ambitious business growth plans to increase our operating income via top-line growth, cost and expense efficiencies and the implementation of marketing, commercial strategies and productivity programs.
•Relationship economics. Ensure that the economics of our business and management incentives are fully aligned towards long-term system value creation. Potential future concentrate price adjustments for sparkling beverages and flavored water in all our territories will be based on mutual consensus between The Coca-Cola Company and us as to which investment and profit split levels are mutually beneficial for both parties; including in such profit split levels the results from potential new businesses and ventures.

•Potential new business and ventures. As the Coca-Cola system continues to evolve, leveraging our sales and distribution network, we may be allowed to engage in the distribution of potential new businesses such as the distribution of beer, spirits and other consumer goods.

•Digital strategy. Development of a joint general framework for digital initiatives as part of both companies’ industry leading digitization efforts.

Related Party Transactions
We believe that our transactions with related parties are on terms comparable to those that would result from arm’s length negotiations with unaffiliated parties and are reviewed and approved by our Corporate Practices Committee and our board of directors.
FEMSA
We regularly engage in transactions with FEMSA and its subsidiaries, including sales of our products. The aggregate amount of these sales was Ps. 5,489 million, Ps. 5,020 million and Ps. 5,694 million in 2021, 2020 and 2019, respectively. Substantially all of these sales consist of sales to FEMSA Comercio, which operates OXXO, the chain of convenience stores.
We also purchase products and receive services from FEMSA and its subsidiaries. The aggregate amount of these purchases was Ps.7,447 million, Ps.6,538 million and Ps.7,756 million in 2021, 2020 and 2019, respectively. These amounts principally relate to assets such as coolers and services provided to us by FEMSA. In 2017, we renewed our service agreement with a subsidiary of FEMSA, which provides for the continued provision of administrative services relating to insurance, legal and tax advice, consulting and advisory services, relations with governmental authorities and certain administrative and internal auditing services that it has been providing since June 1993. In November 2000, we entered into a service agreement with a subsidiary of FEMSA, Solistica, S.A. de C.V., for the transportation of finished products from our bottling plants to our distribution centers within Mexico. Additionally, FEMSA, through its strategic businesses unit, provides logistics services, point-of-sale refrigeration solutions and plastics solutions to us in the countries where we operate.
We also purchase products from Heineken and its subsidiaries (in which FEMSA owns a non-controlling interest) mainly in Brazil. The aggregate amount of these purchases was Ps. 11,635 million, Ps.11,600 million and Ps.12,755 million in 2021, 2020 and 2019, respectively. These amounts principally relate to beer and other products.
We distribute and sell Heineken-owned brand beer products in our Brazilian territories pursuant to the distribution agreement entered into in February 2021 with Heineken Brazil. For further information, see “Item 10. Additional Information—Material Agreements.”
FEMSA is also a party to the understandings we have with The Coca-Cola Company relating to specified operational and business issues. A summary of these understandings is set forth under “—Major Shareholders—The Coca-Cola Memorandum.”
The Coca-Cola Company
We regularly engage in transactions with The Coca-Cola Company and its affiliates. We purchase all of our concentrate requirements for Coca-Cola trademark beverages from affiliates of The Coca-Cola Company. Total expenses charged to us by The Coca-Cola Company for concentrates were Ps.37,213 million, Ps.32,222 million and Ps.34,063 million in 2021, 2020 and 2019, respectively. Our company and The Coca-Cola Company pay and reimburse each other for marketing expenditures. Our consolidated marketing expenses in 2021 were Ps. 5,413 million, of which Ps. 2,437 million was contributed by The Coca-Cola Company. Marketing contributions from The Coca-Cola Company were Ps.1,482 million and Ps. 2,274 million in 2020 and 2019, respectively. The Coca-Cola Company also makes contributions to us that we generally use for initiatives that promote volume growth of Coca-Cola trademark beverages, including the placement of coolers with retailers.
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
We purchase products from Jugos del Valle, a joint business acquired together with The Coca-Cola Company, in the amount of Ps.2,918 million, Ps.2,437 million and Ps.2,863 million in 2021, 2020 and 2019, respectively, which is mainly related to certain juice-based beverages and dairy products that are part of our product portfolio. As of April 8, 2022, we held a 28.8% interest in Jugos del Valle.
We purchase products from Leão Alimentos, a business acquired together with The Coca-Cola Company, in the amount of Ps.1,320 million, Ps.1,253 million and Ps.1,867 million in 2021, 2020 and 2019, respectively, which is mainly related to certain juice-based beverages and teas that are part of our product portfolio. As of April 8, 2022, we held a 24.7% indirect interest in Leão Alimentos.
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
In Mexico, we purchase canned sparkling beverages from Industria Envasadora de Querétaro, S.A. de C.V., or IEQSA, in which, as of April 8, 2022, we held a 26.5% equity interest. We purchased Ps.234 million, Ps.226 million and Ps.682 million in canned sparkling beverages from IEQSA in 2021, 2020 and 2019, respectively. We also purchase sugar from Beta San Miguel and PIASA, both sugar-cane producers in which, as of April 8, 2022, we held a 2.7% and 36.4% equity interest, respectively. We purchased Ps.938 million, Ps.1,023 million and Ps.655 million in sugar from Beta San Miguel in 2021, 2020 and 2019, respectively. We purchased Ps.2,213 million, Ps.2,123 million and Ps.2,728 million in sugar from PIASA in 2021, 2020 and 2019, respectively.
Other Related Party Transactions
José Antonio Fernández Carbajal, our chairman of the board of directors, is also the chairman of the board of directors of ITESM, a Mexican private university that routinely receives donations from us.
See Notes 5 and 13 to our consolidated financial statements for more information on our related party transactions, including transactions with parties that fall within the related party definition pursuant to IFRS rules.
Item 8.    Financial Information
Consolidated Statements and Other Financial Information
Consolidated Financial Statements
See “Item 18. Financial Statements” beginning on page F-1.
Dividend Policy
For a discussion of our dividend policy, see “Item 3. Key Information—Dividends and Dividend Policy.”
Significant Changes
Except as disclosed under “Item 5. Operating and Financial Review and Prospects—General—COVID- 19 Pandemic”, “Item 5. Operating and Financial Review and Prospects—General—Recent Developments Related to our Indebtedness” and “Item 5. Operating and Financial Review and Prospects—General—Other Recent Developments” no significant changes have occurred since the date of the annual financial statements included in this annual report.

Legal Proceedings
We are party to various legal proceedings in the ordinary course of business, including in relation to antitrust, labor, tax and commercial matters. We believe we had appropriate reserves as required under IFRS for these legal proceedings as of December 31, 2021. Other than as disclosed in this annual report, we are not currently involved in any litigation or arbitration proceeding, including any proceeding that is pending or threatened of which we are aware, which we believe could have, or has had, a material adverse effect on our company. Other legal proceedings that are pending against us or that involve us or our subsidiaries are incidental to the conduct of our and their business. We believe that the ultimate resolution of such other proceedings individually or in an aggregate basis would not have a material adverse effect on our consolidated financial condition or results. For further information, see Notes 23.2.1, 24.6 and 24.7 to our consolidated financial statements.
Arbitration with Unilever Brazil. In May 2018, Unilever Brazil notified us of its decision to add certain charges to the selling price of AdeS products under the supply agreement with us and other Brazilian bottlers. We and the other Brazilian bottlers disagreed with such charges, and an arbitration proceeding was brought by Unilever Brazil against us and the other Brazilian bottlers. On October 1, 2020, the arbitration tribunal issued a partial award, ruling in favor of us and the other Brazilian bottlers and holding that Unilever Brazil should not add those charges to the selling price of AdeS products. In December 2021, all parties to this arbitration reached an agreement and settled the dispute.
Tax Proceeding against KOF Costa Rica. In 2013, the Costa Rican National Institute of Rural Development (Instituto Nacional de Desarrollo Rural or the INDER)) questioned our Costa Rican subsidiary’s method of calculating the contribution to the INDER (excise tax) for the period from 2009 to 2012. Prior to a change in law in November 29, 2012, which specifically provided how to calculate this excise tax (by multiplying a fixed amount in Costa Rican colones by the milliliters of products sold), our Costa Rican subsidiary calculated the excise tax based on production costs. However, the INDER’s interpretation is that the excise tax had to be calculated based on the sales price, including the profit margin, of the products. As a result, the INDER requested the payment of the unpaid contribution amounts for the 2009-2012 period. We filed, through an administrative procedure, an appeal against such requirement, which was denied. We have contested this claim through a legal proceeding, which is still pending resolution and we have filed a motion for a stay of execution until the legal proceeding is finally resolved, through which we deposited a guarantee in an escrow account in favor of the INDER.
For a description of other unsettled lawsuits with tax authorities and other parties, see Note 24.6 to our consolidated financial statements.

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
Trading on the Bolsa Mexicana de Valores, S.A.B. de C.V. and Bolsa Institucional de Valores, S.A. de C.V.

The Mexican Stock Exchange or the Bolsa Mexicana de Valores, S.A.B. de C.V. and the Bolsa Institucional de Valores, S.A. de C.V. are both located in Mexico City, and are the two operating stock exchanges in Mexico. Trading takes place principally through automated systems that are open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. During daylight savings time, trading hours change to match the NYSE trading hours, opening at 7:30 a.m. and closing at 2:00 p.m. local time. Both stock exchanges operate a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the units represented by ADSs that are directly or indirectly quoted on a stock exchange outside of Mexico.
Settlement is effected two business days after a stock transaction. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican Stock Exchange or the Bolsa Institucional de Valores, S.A. de C.V. Most securities traded on the Mexican Stock Exchange and on the Bolsa Institucional de Valores, S.A. de C.V., including our units, are on deposit with S.D. Indeval Instituto para el Depósito de Valores, S.A. de C.V., which we refer to as Indeval, a privately owned securities depositary that acts as a clearinghouse for transactions on the Mexican Stock Exchange and on the Bolsa Institucional de Valores, S.A. de C.V.
Item 10.    Additional Information
Bylaws
The following is a summary of the material provisions of our bylaws and applicable Mexican law. The most recent amendments to our bylaws were approved on January 31, 2019, March 8, 2019 and July 12, 2021. For a description of the provisions of our bylaws relating to our board of directors and executive officers, see “Item 6. Directors, Senior Management and Employees.”
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
Additionally, on July 12, 2021, Articles 2 and 29 of our bylaws were amended to (i) modify our corporate purpose to more accurately describe our current activities and (ii) modify the installation and approval procedures of our board of directors setting forth the manner in which the board of directors convenes through the use of remote communication.

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
Purposes
The main corporate purposes of our company include the following:
•to establish, promote, create and participate in corporations or companies of any type either domestic or foreign, through the subscription and/or acquisition of shares, quotas, assets and rights in such entities, and in any form dispose of and carry out all types of commercial transactions and agreements with respect to such shares, quotas, assets and rights;
•to subscribe, issue, own, buy, sell and carry out all types of transactions involving bonds, shares, equity, negotiable instruments and securities of any type;
•to acquire, use, buy, sell and/or dispose of concessions, permits, franchises, authorizations, trademarks, tradenames, utility models, distinctive signs, commercial names, copyrights, patents, inventions and processes;
•to lend or borrow with or without any guarantees, through interest-bearing loan agreements or any other type of agreement, and to draw, accept, make, endorse and guarantee negotiable instruments, issue bonds secured with real property or unsecured, and to make us jointly liable, to grant security of any type (aval and surety bonds) with regard to obligations entered into by us or by third parties; and

•to contract professional and/or specialized services of any kind, and in general, to perform the acts, enter into the agreements and carry out other transactions as may be necessary or conducive to our corporate purpose.

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
A capital stock increase may be effected through the issuance of new shares for payment in cash or in kind, or by capitalization of indebtedness or of certain items of equity. Treasury stock may only be sold through a public offering.

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
•significant asset transfers, mergers or acquisitions;
•guarantees or collateral that represent more than 30.0% of our consolidated assets;
•appointment of officers and senior management deemed necessary, as well as the creation of the necessary committees;
•the annual business plan and the five-year business plan and any modifications thereto;
•internal policies;
•the compensation of our chief executive officer and the senior management reporting directly to the chief executive officer; and
•other transactions that represent more than 1% of our consolidated assets.
Meetings of the board of directors are validly convened and held if a majority of the members are present. Resolutions passed at these meetings will be valid if approved by a majority of the directors voting (and not abstaining). The majority of the members, which shall include the vote of at least two Series D shares directors, shall approve any extraordinary decision including any new business acquisition or combination or any change in the existing line of business, among others. In addition, the board of directors may meet virtually, in person or in hybrid meetings.

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
Since 1993 we have distributed and sold Heineken beer products in our Brazilian territories pursuant to our agreement with Heineken Brazil. This agreement was scheduled to expire in 2022. However, in February 2021, we entered into a new distribution agreement with Heineken Brazil that replaced our previous distribution agreement with Heineken Brazil. Pursuant to this new distribution agreement, we continue to sell and distribute Kaiser, Bavaria and Sol beer brands in Brazil and added the premium brand Eisenbahn and other premium international brands to our portfolio and have ceased to sell and distribute Heineken and Amstel beer brands in most of our territories. In addition, we now have the right to produce and distribute alcoholic beverages and other beers in Brazil based on a certain proportion of Heineken’s portfolio in Brazil. The new distribution agreement has a five-year term and may be automatically renewed for an additional five-year term subject to certain conditions. After entering into this new distribution agreement, we withdrew from a then-existing legal proceeding with Heineken and Heineken Brazil asserting the right to distribute the beer Kirin and waived all rights with respect to any awards or judgements resulting from such legal proceeding.
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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder of our units or ADSs generally is subject to taxation at the preferential rates applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid to holders of our units or ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purposes of the qualified dividend rules, or the dividends are paid with respect to ADSs that are readily tradable on an established U.S. securities market and (2) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2021 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2022 taxable year.
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
Specified Foreign Financial Assets. Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year, or US$75,000 at any time during the taxable year, are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the units and ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the units or ADSs, including the application of the rules to their particular circumstances.
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
Interest Rate Risk
Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2021, we had total indebtedness of Ps.85,782 million, of which 93.4% bore interest at fixed interest rates and 6.6% bore interest at variable interest rates. After giving effect to our swap contracts, as of December 31, 2021, 20.4% (or 15.2% calculated based on the weighted average life of our outstanding debt), was variable-rate. The interest rate on our variable rate debt denominated in Mexican pesos has historically been determined by reference to the TIIE; the interest rate on our variable rate debt denominated in Colombian pesos is generally determined by reference to the Banking Reference Index, or IBR for its initials in Spanish; the interest rate on our variable rate debt denominated in Argentine pesos is generally determined by reference to the Buenos Aires Deposits of Large Amounts Rate, or BADLAR; and the interest rate on our variable rate debt denominated in Brazilian reais is generally determined by reference to the Brazilian Interbank Deposit Rate (Certificado de Depósitos Interfinanceiros). If these reference rates increase, our interest payments would consequently increase.
The table below provides information about our financial instruments that are sensitive to changes in interest rates, without giving effect to interest rate swaps. The table presents weighted average interest rates by expected contractual maturity dates. Weighted average variable rates are based on the reference rates on December 31, 2021, plus spreads, contracted by us. The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos, Brazilian reais, Colombian pesos, Argentine pesos and Uruguayan pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, converted at an exchange rate of Ps.20.58 Mexican pesos per U.S. dollar reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2021.
The table below also includes the fair value of total debt based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities. Furthermore, the fair value of notes payable is based on quoted market prices on December 31, 2021. As of December 31, 2021, the fair value represents a loss amount of Ps.2,556 million.

Principal by Year of Maturity

	As of December 31, 2021							As of December 31, 2020
	2022	2023	2024	2025	2026 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
Short and Long-Term Debt and Notes:
Fixed Rate Debt and Notes
U.S. dollars (Notes)	—	—	—	—	52,255	52,255	56,147	50,598
Interest Rate(1)					3.09%	3.09%		3.09%
Mexican pesos (Certificados Bursátiles)	—	7,498	—	—	18,449	25,947	24,722	21,483
Interest Rate(1)		5.46%			7.59%	6.97%		7.00%
Mexican pesos (Bank Loans)	—	—	—	—	—	—	—	—
Interest Rate(1)
Brazilian reais (Bank Loans)	48	28	18	—	—	94	94	157
Interest Rate(1)	6.00%	6.40%	6.62%			6.24%		6.18%
Uruguayan pesos (Bank Loans)	440	930	—	—	—	1,370	1,370	1,529
Interest Rate(1)	7.19%	6.27%				6.56%		11.48%
Argentine pesos (Bank Loans)	461	—	—	—	—	461	461	711
Interest Rate(1)	41.02%					41.02%		44.73%
Total Fixed Rate	949	8,456	18	—	70,704	80,127	82,794	74,478

	As of December 31, 2021							As of December 31, 2020
	2022	2023	2024	2025	2026 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
	(in millions of Mexican pesos, except percentages)
Variable Rate Debt
Mexican pesos (Certificados Bursátiles)	1,499	—	—	1,726	2,425	5,650	5,540	3,181
Interest Rate(1)				5.32%	5.29%	5.35%		4.64%
Mexican pesos (Bank Loans)	—	—	—	—	—	—		9,335
Interest Rate(1)								5.04%
Brazilian reais (Bank Loans)	5	—	—	—	—	5	5	48
Interest Rate(1)	8.95%					8.95%		8.44%
Colombian pesos (Bank Loans)	—	—	—	—	—	—		436
Interest Rate(1)								3.08%
Total Variable Rate	1,504	—	—	1,726	2,425	5,655	5,545	13,000
Total Debt	2,453	8,456	18	1,726	73,129	85,782	88,339	87,478

	As of December 31, 2021							As of December 31, 2020
	2022	2023	2024	2025	2026 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
	(in millions of Mexican pesos, except percentages)
Derivative Financial Instruments:
Cross-Currency Swaps (Mexican pesos)							960
Notional to pay	—	1,717	—	—	10,761	12,477		18,533
Notional to receive	—	1,853	—	—	11,115	12,968		17,714
Interest pay rate	—	8.23	—%	—	8.91%	8.82%		9.32%
Interest receive rate	—	3.25	—%	—	3.56%	3.52%		4.32%
Cross-Currency Swaps (Brazilian reais)							3,467
Notional to pay	—	7,089	—	—	4,946	12,035		12,677
Notional to receive	—	9,880	—	—	5,146	15,026		13,411
Interest pay rate	—	9.52	—%	—	11.12	10.07%		—
Interest receive rate	—	3.88	—%	—	2.12	3.15%		—
Cross-Currency Swaps (Colombian pesos)							227
Notional to pay	362	—	—	—	1,072	1,434		18,533
Notional to receive	407	—	—	—	1,202	1,609		17,714
Interest pay rate	3.08	—	—%	—	6.26%	5.46		9.32%
Interest receive rate	1.20	—	—%	—	2.75%	2.36		4.32%
Interest Rate Swap (USD)					6,175	6,175	170
Interest pay rate	—	—	—	—	L6m+0.0947%	L6m+0.0947%		—
Interest rate receive	—	—	—	—	1.85%	1.85%		—%

(1)    Interest rates are weighted average contractual annual rates.
A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to our variable-rate financial instruments held during 2021 would have increased our interest expense by Ps.160 million, or 2.6% over our interest expense of 2021, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest rate swap and cross-currency swap agreements.
Foreign Currency Exchange Rate Risk
Our principal exchange rate risk involves changes in the value of the local currencies of each country where we operate, relative to the U.S. dollar. In 2021, the percentage of our consolidated total revenues was denominated as follows:
Total Revenues by Currency in 2021

Currency	%
Mexican peso	48.6
Brazilian real	27.2
Central America(1)	10.8
Colombian peso	7.3
Argentine peso	4.3
Uruguayan peso	1.7

(1)    Includes Guatemalan Quetzales, Nicaraguan Cordobas, Costa Rican Colones and Panamanian Balboas.

We estimate that approximately 18.1% of our consolidated costs of goods sold are denominated in or linked to the U.S. dollar. Substantially all of our costs denominated in a foreign currency, other than the functional currency of each country where we operate, are denominated in U.S. dollars. During 2021, we entered into forwards to hedge part of our Mexican peso, Brazilian real, Colombian peso, and Argentine peso fluctuation risk relative to our raw material costs denominated in U.S. dollars. We selectively hedge our exposure to the U.S. dollar with respect to certain local currencies, our U.S. dollar-denominated debt obligations and the purchase of certain U.S. dollar-denominated raw materials. These instruments are considered hedges for accounting purposes. As of December 31, 2021, 53.5% of our indebtedness was denominated in Mexican pesos, 14.7% in Brazilian reais, 27.9% in U.S. dollars, 1.7% in Uruguayan pesos, 1.7% in Colombian pesos and 0.6% in Argentine pesos (including the effects of our derivative contracts as of December 31, 2021, including cross currency swaps from U.S. dollars to Mexican pesos and U.S. dollars to Brazilian reais). Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency-denominated operating costs and expenses and of the debt service obligations with respect to our foreign currency-denominated debt. See also “Item 3. Key Information—Risk Factors—Depreciation of the local currencies of the countries where we operate relative to the U.S. dollar could adversely affect our financial condition and results.”
A hypothetical and instantaneous 10.0% depreciation in the value of each local currency in the countries where we operate relative to the U.S. dollar occurring on December 31, 2021, would have resulted in a foreign exchange gain of Ps.672 million, based on our U.S. dollar-denominated indebtedness, cross-currency swap agreements and U.S. dollar cash balance.
As of April 4, 2022, the currencies of all the countries where we operate have appreciated or depreciated relative to the U.S. dollar compared to December 31, 2021 as follows:

	Exchange Rate As of April 4, 2022	Depreciation or (Appreciation)
Mexico	19.84	(3.30)%
Guatemala	7.67	(0.57)%
Nicaragua	35.7	0.51%
Costa Rica	667.86	3.50%
Panama	1	—%
Colombia	3774.79	(5.18)%
Brazil	4.62	(17.26)%
Argentina	111.57	8.62%
Uruguay	41.38	(7.41)%

A hypothetical, instantaneous and unfavorable 10.0% devaluation in the value of the currencies of each of the countries where we operate relative to the Mexican pesos as of December 31, 2021, would produce a reduction in equity of approximately the following amounts:

Reduction in Equity
(in millions of Mexican pesos)
Colombia	474
Brazil	4,230
Argentina	193
Central America(1)	1,222
Uruguay	153

(1)    Includes Guatemala, Nicaragua, Costa Rica and Panama.

Equity Risk
As of December 31, 2021, we did not have any equity derivative agreements.

Commodity Price Risk
During 2021, we entered into futures contracts to hedge the cost of sugar and aluminum in Brazil, we entered into forward contracts to hedge the cost of aluminum and PET resin in Mexico, the cost of aluminum in Argentina and the cost of sugar and PET resin in Uruguay. The notional value of the sugar hedges was Ps.2,789 million as of December 31, 2021, with a positive fair value of Ps.737 million with maturities in 2022 and 2023. The notional value of the aluminum hedges was Ps.102 million as of December 31, 2021, with a positive fair value of Ps.62 million with maturities in 2022 and 2023, and the notional values of the PET resin hedges was Ps.470 million as of December 31, 2021, with a negative value of Ps.22 million with maturities in 2022. See Note 19 to our consolidated financial statements.
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
Direct and indirect reimbursements by the depositary
The depositary may reimburse us for certain expenses we incur in connection with the ADS program, subject to a ceiling agreed between us and the depositary. These reimbursable expenses may include listing fees, fees payable to service providers for the distribution of material to ADR holders and dividend fees. For the year ended December 31, 2021, this amount was US$316,524.08.
Item 13.    Defaults, Dividend Arrearages and Delinquencies.
Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.
Not applicable.
Item 15.    Controls and Procedures
(a)    Disclosure Controls and Procedures
We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), our management concluded that our internal control over financial reporting was effective as of December 31, 2021.
(c)    Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Coca-Cola FEMSA, S.A.B. de C.V.

Opinion on internal Control over Financial Reporting

We have audited Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion, Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes, and our report dated April 8, 2022 expressed an unqualified opinion thereon.

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
April 8, 2022

(d) Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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

Item 16.C.    Principal Accountant Fees and Services
Audit and Non-Audit Fees
The following table summarizes the aggregate fees billed to us by Mancera, S.C. and other Ernst & Young practices (collectively, Ernst & Young) during the fiscal years ended December 31, 2021, December 31, 2020 and December 31, 2019:

	Year Ended December 31,
	2021	2020	2019
	(in millions of Mexican pesos)
Audit fees	77	76	74
Audit-related fees	19	18	10
Tax fees	8	8	9
Total fees	104	102	93

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
All Other Fees. For the years ended December 31, 2021, 2020 and 2019, there were no other fees.
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

Item 16.E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
We did not directly purchase any of our equity securities in 2021. The following table presents purchases of units consisting of 3 Series B shares and 5 Series L shares in 2021 by trusts that FEMSA administers in connection with our bonus incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees—Bonus Program.”
Purchases of Equity Securities

	Total Number of Units Purchased by trusts that FEMSA administers in connection with our bonus incentive plans	Average Price Paid per Unit	Total Number of Units Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Units that May Yet Be Purchased Under the Plans or Programs
Total	1,266,283	109.3284	—	—

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
Audit committee: Mexican law requires us to have an Audit Committee with at least three members. We have an Audit Committee of three members. As required by the Mexican Securities Market Law, each member of the Audit Committee is an independent director, and its chairman is elected by our shareholders meeting.

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

Item 16.H.    Mine Safety Disclosure
Not applicable.
Item 16.I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
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
Exhibit 1.1
Amended and restated bylaws (Estatutos Sociales) of Coca-Cola FEMSA, S.A.B. de C.V., approved July 12, 2021 (English translation) (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form 8-A/A filed on April 10, 2019(File No. 1-12260)).

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

Exhibit 8.1	Significant Subsidiaries.
Exhibit 12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 8, 2022
Exhibit 12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 8, 2022.
Exhibit 13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 8, 2022.
Exhibit 15.1	Consent letter of Mancera, S.C., a member practice of Ernst & Young Global.
Exhibit 17.1	Issuer of Guaranteed Securities

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
Date: April 8, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Coca-Cola FEMSA, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 8, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico according to the “Codigo de Etica Profesional del Instituto Mexicano de Contadores Publicos” (“IMCP Code”), and the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of distribution rights and goodwill
Description of the Matter
At December 31, 2021, the Company has distribution rights and goodwill with an aggregate carrying value of approximately Ps. 98,303 million. As explained in Note 11 to the consolidated financial statements, distribution rights and goodwill are tested for impairment annually at the cash generating unit level (CGUs). Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value-in-use. The Company has estimated the recoverable amount of the CGU by calculating the CGU value-in-use to test for impairment.
Auditing management’s annual distribution rights and goodwill impairment test was complex and highly judgmental due to the significant estimation required to determine the value-in-use of the CGUs. In particular, the value-in-use estimates were sensitive to significant assumptions, such as the weighted average cost of capital, revenue growth rate, operating margin, working capital and terminal value, which are affected by expected future market or economic conditions, particularly those in emerging markets.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s distribution rights and goodwill impairment review processes, including controls over management’s review of the significant assumptions described above, projected financial information and the valuation model used to develop such estimates.
To test the estimated value-in-use of the Company’s CGUs, we performed audit procedures that included, among others, assessing methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. We assessed the historical accuracy of management’s estimates and projected financial information by (i) comparing them to actual operating results and obtaining appropriate explanations for variances, (ii) examining and challenging management’s support for the current estimates and projections, (iii) comparing them to industry and economic trends and (iv) evaluating whether changes to the Company’s business model, customer base or product mix and other factors would significantly affect the projected financial information and, thus the value-in-use of the CGUs that would result from changes in the assumptions, focusing on the projected compound annual growth rates and weighted average cost of capital, mainly. We also involved our valuation specialist to assist in the evaluation of the significant assumptions and methodology used by the Company.
Furthermore, we assessed the related disclosures made in the consolidated financial statements.

Recoverability of deferred tax assets
Description of the Matter
As described in Note 23 to the consolidated financial statements, the Company had recognized deferred tax assets arising from net operating loss carryforwards (NOLs) of approximately Ps. 7,244 million and recoverable tax credits of approximately Ps. 1,394 million. The NOLs were generated primarily by the Brazilian and Mexican operations and attributable to tax deductions of the amortization of goodwill generated from past business acquisitions in Brazil and due to remeasurement effects of foreign currency denominated borrowings by the Mexican operation. The recoverable tax credits correspond to income tax credits generated in Mexico arising from dividends received from foreign subsidiaries.
Auditing management’s assessment of the realizability of its deferred tax assets arising from NOLs and recoverable tax credits involved complex auditor judgment because management’s estimates of realizability is based on assessing the probability, timing and sufficiency of future taxable profits, expected reversals of taxable temporary differences and available tax planning opportunities that will create future taxable profits. These estimates are sensitive because they can be affected by variabilities in management’s projections and future market and economic conditions.

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
To test the realizability of deferred tax assets arising from NOLs and recoverable tax credits, we performed audit procedures, among others, on the review of management´s estimates of future taxable income in Brazil and Mexico by assessing the estimates underlying the projected financial information, such as growth rates, discount rates, and other key assumptions and comparing them with the industry and economic trends and evaluating whether changes to the Company’s business model and other factors would significantly affect the projected financial information. We involved our internal specialists in performing these procedures.

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
April 8, 2022

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Financial Position
At December 31, 2021 and 2020
In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps. )

	Note	December 2021 (1)	December 2021	December 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4	$ 2,303	Ps. 47,248	Ps. 43,497
Trade receivables, net	5	634	13,014	11,523
Inventories	6	583	11,960	9,727
Recoverable taxes	23	258	5,293	5,471
Other current financial assets	7	45	931	478
Other current assets	7	93	1,918	1,744
Total current assets		3,916	80,364	72,440
NON CURRENT ASSETS
Investments in other entities	8	365	7,494	7,623
Right-of-use assets	9	72	1,472	1,278
Property, plant and equipment, net	10	3,031	62,183	59,460
Intangible assets, net	11	4,981	102,174	103,971
Deferred tax assets	23	407	8,342	11,143
Other non-current financial assets	12	250	5,136	2,699
Other non-current assets	12	216	4,402	4,452
Total non-current assets		9,322	191,203	190,626
TOTAL ASSETS		$ 13,238	Ps. 271,567	Ps. 263,066
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Bank loans and notes payable	17	$ 31	Ps. 645	Ps. 1,645
Current portion of non-current debt	17	88	1,808	3,372
Current portion of lease liabilities	9	30	614	560
Interest payable		40	811	712
Suppliers		1,109	22,745	17,195
Accrued liabilities		579	11,885	10,013
Taxes payable		340	6,972	7,400
Other current financial liabilities	24	36	741	1,948
Total current liabilities		2,253	46,221	42,845
NON-CURRENT LIABILITIES
Bank loans and notes payable	17	4,062	83,329	82,461
Post-employment and other non-current employee benefits	15	201	4,126	3,838
Non-current portion of lease liabilities	9	43	891	746
Deferred tax liabilities	23	132	2,710	2,474
Other non-current financial liabilities	24	25	508	934
Provisions and other non-current liabilities	24	303	6,210	7,311
Total non-current liabilities		4,766	97,774	97,764

TOTAL LIABILITIES		7,019	143,995	140,609
EQUITY
Common stock		100	2,060	2,060
Additional paid-in capital		2,221	45,560	45,560
Retained earnings		3,950	81,037	75,917
Other equity instruments		(104)	(2,133)	(1,740)
Accumulated other comprehensive income		(242)	(4,974)	(4,923)
Equity attributable to equity holders of the parent		5,925	121,550	116,874
Non-controlling interest in consolidated subsidiaries	20	294	6,022	5,583
TOTAL EQUITY		6,219	127,572	122,457
TOTAL LIABILITIES AND EQUITY		$ 13,238	Ps. 271,567	Ps. 263,066
(1) Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of financial position.

Consolidated Income Statements
For the years ended December 31, 2021, 2020 and 2019
In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.) except for earnings per share amounts

	Note	2021 (1)	2021		2020		2019

Net sales		$9,452	Ps.	193,899	Ps.	181,520	Ps.	192,342
Other operating revenues		44	905		2,095		2,129
Total revenues		9,496	194,804		183,615		194,471
Cost of goods sold		5,177	106,206		100,804		106,964
Gross profit		4,319	88,598		82,811		87,507
Administrative expenses		439	9,012		7,891		8,427
Selling expenses		2,521	51,708		48,553		52,110
Other income	18	74	1,502		1,494		1,890
Other expenses	18	113	2,309		5,105		4,380
Interest expense	17	302	6,192		7,894		6,904
Interest income		45	932		1,047		1,230
Foreign exchange income (loss), net		11	227		4		(330)
Gain on monetary position for subsidiaries in hyperinflationary economies		36	734		376		221
Market value gain (loss) on financial instruments	19	4	80		(212)		(288)
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		1,114	22,852		16,077		18,409
Income taxes	23	322	6,609		5,428		5,648
Share in the profit (loss) of equity accounted investees, net of taxes	8	4	88		(281)		(131)
Consolidated net income		$796	Ps.	16,331	Ps.	10,368	Ps.	12,630
Attributable to:
Equity holders of the parent		$766	Ps.	15,708	Ps.	10,307	Ps.	12,101
Non-controlling interest		30	623		61		529
Consolidated net income		$796	Ps.	16,331	Ps.	10,368	Ps.	12,630
Earnings per share- Equity holders of the parent (U.S. dollars and Mexican pesos):

Basic controlling interest net income	22	0.05	0.93		0.61		0.72
Diluted controlling interest net income	22	0.05	0.93		0.61		0.72
1) Convenience translation to U.S. dollars ($) – See Note 2.2.3
The accompanying notes are an integral part of these consolidated income statements.

Consolidated Statements of Comprehensive Income
For the years ended December 31, 2021, 2020 and 2019
In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	Note	2021 (1)	2021	2020	2019
CONSOLIDATED NET INCOME		$ 796	Ps. 16,331	Ps. 10,368	Ps. 12,630
Other comprehensive income, net of taxes:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments, net of taxes	19	89	1,836	543	(835)
Exchange differences on the translation of foreign operations and associates		(95)	(1,943)	(7,543)	(5,579)
Other comprehensive (loss) to be reclassified to profit or loss in subsequent periods		(6)	(107)	(7,000)	(6,414)
Items that will not be reclassified to profit or loss in subsequent periods:
Loss from equity financial asset classified at FVOCI		(19)	(393)	—	(216)
Re-measurements of the net defined benefit liability, net of taxes	15	(3)	(67)	(318)	(511)
Other comprehensive (loss) not to be reclassified to profit or loss in subsequent periods		(22)	(460)	(318)	(727)
Total other comprehensive (loss), net of tax		(28)	(567)	(7,318)	(7,141)
Consolidated comprehensive income for the year, net of tax		$ 768	15,764	Ps. 3,050	Ps. 5,489

Attributable to:
Equity holders of the parent		$ 744	Ps. 15,264	Ps. 4,150	Ps. 5,541
Non-controlling interest		24	500	(1,100)	(52)
Consolidated comprehensive income for the year, net of tax		$ 768	Ps. 15,764	Ps. 3,050	Ps. 5,489

(1) Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

Consolidated Statements of Changes in Equity
For the years ended December 31, 2021, 2020 and 2019
In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	Common stock	Additional paid-in capital	Retained earnings	Other equity instruments	Valuation of the effective portion of derivative financial instruments	Exchange differences on translation of foreign operations and associates	Remeasurements of the net defined benefit liability	Equity attributable to equity holders of the parent	Non-controlling interest	Total equity
Balances as of January 1, 2019	2,060	45,560	71,156	(1,524)	(149)	8,071	(344)	124,830	6,806	131,636
Consolidated net income	—	—	12,101	—	—	—	—	12,101	529	12,630
Other comprehensive (loss) income, net of tax	—	—	—	(216)	(819)	(5,014)	(511)	(6,560)	(581)	(7,141)
Total comprehensive income	—	—	12,101	(216)	(819)	(5,014)	(511)	5,541	(52)	5,489
Dividends declared	—	—	(7,437)	—	—	—	—	(7,437)	(3)	(7,440)
Balances as of December 31, 2019	2,060	45,560	75,820	(1,740)	(968)	3,057	(855)	122,934	6,751	129,685
Consolidated net income	—	—	10,307	—	—	—	—	10,307	61	10,368
Other comprehensive (loss) income, net of tax	—	—	—	—	443	(6,070)	(318)	(5,945)	(1,161)	(7,106)
Sale of Joint Venture						(212)		(212)		(212)
Total comprehensive income (loss)	—	—	10,307	—	443	(6,282)	(318)	4,150	(1,100)	3,050
Dividends declared	—	—	(10,210)	—	—	—	—	(10,210)	(68)	(10,278)
Balances as of December 31, 2020	2,060	45,560	75,917	(1,740)	(525)	(3,225)	(1,173)	116,874	5,583	122,457
Consolidated net income	—	—	15,708	—	—	—	—	15,708	623	16,331
Other comprehensive (loss) income, net of tax	—	—	—	(393)	1,749	(1,733)	(67)	(444)	(123)	(567)
Total comprehensive income (loss)	—	—	15,708	(393)	1,749	(1,733)	(67)	15,264	500	15,764
Dividends declared	—	—	(10,588)	—	—	—	—	(10,588)	(61)	(10,649)
Balances as of December 31, 2021	Ps.2,060	Ps.45,560	Ps.81,037	Ps.(2,133)	Ps.1,224	Ps.(4,958)	Ps.(1,240)	Ps.121,550	Ps.6,022	Ps.127,572
The accompanying notes are an integral part of these consolidated statements of changes in equity.

Consolidated Statements of Cash Flows
For the years ended December 31, 2021, 2020 and 2019
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	2021 (1)	2021	2020	2019
OPERATING ACTIVITIES:
Income before income taxes and share in the profit (loss) of equity	$ 1,118	Ps. 22,940	Ps. 15,796	Ps. 18,278
Adjustments for:
Non-cash operating (income) expenses	(32)	(654)	(1,319)	(2,409)
Depreciation	404	8,284	8,415	8,387
Depreciation right-of-use	32	662	596	555
Amortization	43	888	1,020	1,062
Amortization prepaid expenses	33	687	577	638
Gain on sale of long-lived assets	(3)	(58)	(96)	(42)
Loss on the retirement of long-lived assets	10	199	291	318
Loss on the retirement of intangible assets	—	3	375	—
Share of the loss of associates and joint ventures accounted for using the equity method, net of taxes	(4)	(88)	281	131
Interest income	(45)	(932)	(1,047)	(1,230)
Interest expense	302	6,192	7,894	6,904
Foreign exchange (income) loss, net	(11)	(227)	(4)	330
Non-cash movements in post-employment and other non-current employee benefits obligations	16	328	368	239
Impairment	12	250	2,501	948
Monetary position gain, net	(36)	(734)	(376)	(221)
Market value loss on financial instruments	(4)	(80)	212	288
Increase / decrease:
Accounts receivable and other current assets	(99)	(2,041)	3,040	(1,858)
Other current financial assets	(27)	(550)	(552)	(100)
Inventories	(110)	(2,262)	190	(1,140)
Suppliers and other accounts payable	217	4,448	(1,037)	5,726
Other liabilities	(20)	(401)	378	(231)
Employee benefits paid	(23)	(471)	(528)	(478)
Other Tax	119	2,443	3,162	404
Income taxes paid	(298)	(6,106)	(4,990)	(5,210)
Net cash flows generated from operating activities	1,594	32,721	35,147	31,289
INVESTING ACTIVITIES:
Interest received	45	932	1,047	1,230
Acquisitions of long-lived assets	(455)	(9,344)	(9,655)	(10,324)
Proceeds from the sale of long-lived assets	13	259	274	330
Acquisitions of intangible assets	(31)	(645)	(289)	(698)
Other non-current assets	(36)	(766)	(325)	(711)
Dividends received from investments in associates and joint ventures (Note 8)	1	16	16	1
Investments in financial assets	—	1	(1,576)	(572)
Net cash flows (used in) investing activities	$ (463)	Ps. (9,547)	Ps. (10,508)	Ps. (10,744)
FINANCING ACTIVITIES:
Proceeds from borrowings	545	11,191	62,297	10,736
Repayments of borrowings	(692)	(14,189)	(45,187)	(20,460)
Interest paid	(226)	(4,646)	(6,102)	(4,682)

Dividends paid	(519)	(10,649)	(10,278)	(7,440)
Interest paid on lease liabilities	(5)	(101)	(105)	(129)
Payments of leases	(31)	(629)	(573)	(492)
Other financing activities	(60)	(1,240)	365	(327)
Net cash flows (used in) / obtained from financing activities	(988)	(20,263)	417	(22,794)
Net increase in cash and cash equivalents	143	2,911	25,056	(2,249)
Cash and cash equivalents at the beginning of the period	2,120	43,497	20,491	23,727
Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies	41	840	(2,050)	(987)
Cash and cash equivalents at the end of the period	$ 2,304	Ps. 47,248	Ps. 43,497	Ps. 20,491

(1)Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of cash flows.

Notes to the Consolidated Statements
For the years ended December 31, 2021, 2020 and 2019
Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)
Note 1. Activities of the Company
Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA”) is a Mexican corporation, mainly engaged in acquiring, holding and transferring all types of bonds, shares and marketable securities. Coca-Cola FEMSA and its subsidiaries (the “Company”), are mainly engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Brazil, Uruguay, Argentina. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters and other beverages (including juice drinks, coffee, teas, milk, value-added dairy, sports drinks, energy drinks, alcoholic beverages and plant-based drinks). In addition, the Company distributes and sell Heineken-owned brand beer products and Monster products in all of the countries where we operate.
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
As of December 31, 2021 and 2020 the most significant subsidiaries which the Company controls are:

Company	Activity	Country	Ownership percentage 2021	Ownership percentage 2020
Propimex, S. de R.L. de C.V. (1)	Distribution	Mexico	100.00%	100.00%
Controladora Interamericana de Bebidas, S. de R. L. de C.V.	Holding	Mexico	100.00%	100.00%
Spal Industria Brasileira de Bebidas, S.A.	Production and distribution	Brazil	84.38%	84.38%
Servicios Refresqueros del Golfo y Bajio, S. de R.L. de C.V.	Production	Mexico	100.00%	100.00%
Embotelladora Mexicana de Bebidas Refrescantes, S. de R.L. de C.V.	Production	Mexico	100.00%	100.00%

(1) During 2021, Distribuidora y Manufacturera del Valle de México, S. de R. L. de C.V merged into Propimex, S. de R.L. de C.V.

Note 2. Basis of Preparation
2.1 Statement of compliance
The consolidated financial statements of the Company as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The Company’s consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer John Anthony Santa Maria Otazua and Chief Financial Officer Constantino Spas Montesinos on February 23, 2022. These consolidated financial statements and notes were then approved by the Company’s Board of Directors on February 25, 2022 and by the Shareholders meeting on March 28, 2022. The accompanying consolidated financial statements were approved for issuance in the Company’s annual report on form 20-F by the Company’s Chief Executive Officer and Chief Financial Officer on April 8, 2022 and subsequent events have been considered through that date (see Note 27).
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
2.2.3 Convenience translation to U.S. dollars ($)
The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position as of December 31, 2021 and the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2021 were converted into U.S. dollars at the exchange rate of Ps. 20.5140 per U.S. dollar as published by the Federal Reserve Bank of New York on December 31, 2021, the last date in 2021 for which information is available. This arithmetic conversion should not be construed a representation that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate. As of March 16, 2022 (the issuance date of these financial statements) such exchange rate was Ps. 20.7280 per U.S. dollar, a depreciation of 1.04% since December 31, 2021.

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
Judgements
In the application of the Company’s accounting policies, management has made the following judgements which have the most significant effects on the amounts recognized in the consolidated financial statements:
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
The Company assesses at each reporting date or annually whether there is an indication that a depreciable long-lived asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. When the carrying amount of an asset or CGU in which the asset is assigned exceeds its recoverable amount, the asset or CGU is considered impaired and is written down to its recoverable amount, which is determined based on its value in use. In assessing value in use, the estimated future cash flows expected to be generated from the use of an asset or CGU are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs to sell, recent market transactions are considered, if available. If recent market transactions are not available, an appropriate valuation model is used. These calculations are corroborated by valuation multiples or other available fair value indicators. The key assumptions used to determine the recoverable amount for the Company’s CGUs, including a sensitivity analysis, are further explained in Notes 3.16 and 11.
2.3.1.2 Useful lives of property, plant and equipment and intangible assets with definite useful lives
Property, plant and equipment, including returnable bottles which are expected to provide benefits over a period of more than one year, as well as intangible assets with definite useful lives are depreciated/amortized over their estimated useful lives. The Company bases its estimates on the experience of its technical personnel as well as its experience in the industry for similar assets; see Notes 3.13, 10 and 11.
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

The Company operates in numerous tax jurisdictions and is subject to periodic tax audits, in the normal course of business, by local tax authorities on a range of tax matters in relation to corporate tax, transfer pricing and indirect taxes. The impact of changes in local tax regulations and ongoing inspections by local tax authorities could materially impact the amounts recorded in the financial statements. Where the amount of tax payable is uncertain, the Company establishes provisions based on management’s estimates with respect to the likelihood of material tax exposures and the probable amount of the liability.

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

The amount of uncertain income tax positions is included in Note 24.6.
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
2.3.1.8 Investments in associates
If the Company holds, directly or indirectly, 20 per cent or more of the voting power of the investee, it is presumed that it has significant influence, unless it can be clearly demonstrated that this is not the case. If the Company holds, directly or indirectly, less than 20 per cent of the voting power of the investee, it is presumed that the Company does not have significant influence, unless such influence can be clearly demonstrated. Decisions regarding the propriety of utilizing the equity method of accounting for a less than 20 per cent-owned corporate investee require a careful evaluation of voting rights and their impact on the Company’s ability to exercise significant influence. Management considers the existence of the following circumstances, which may indicate that the Company is able to exercise significant influence over a less than 20 per cent-owned corporate investee:
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

2.4 Changes in accounting policies
The Company has applied the following amendments to the standards on January 1, 2021. None of the amendments had a significant impact on the Company’s financial statements:

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The IASB issued amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. Disclosures, which concludes phases of its work to respond to the effects of Interbank Offered Rates (IBOR) reform on financial reporting. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate.

Amendment to IFRS 16 - Covid-19 related rental concessions

The amendment allows an optional practical expedient that simplifies how tenants account for rental concessions, arising as a direct consequence for the COVID-19 pandemic.

The practical expedient can only be applied if:

•The new consideration is substantially equal to or lesser than the original consideration;
•the decrease in the lease payments refers to rental payments that occur before June 30, 2022; and
•no other substantive changes to the lease terms have been made.

Those lessees who apply this practical expedient must disclose:

•The fact that the practical expedient has been applied to all eligible rental concessions and, if applicable to some selected ones; the nature of the contracts to which they have applied it; and
•the amount recognized in results for the reporting period that arises from the application of the practical expedient.

This amendment was intended to apply until 30 June 2021, but as the impact of the Covid-19 pandemic is continuing, on 31 March 2021, the IASB extended the period of application of the practical expedient to 30 June 2022.

This amendment does not provide a practical expedient for lessors. Lessors are required to continue evaluating whether the rental concessions are lease modifications and justify them accordingly.

Note 3. Significant Accounting Policies
3.1 Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2021. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Specifically, the Company controls an investee if and only if the Company has:
•Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)
•Exposure, or rights, to variable returns from its involvement with the investee, and
•The ability to use its power over the investee to affect its returns

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:
•The contractual arrangement with the other vote holders of the investee
•Rights arising from other contractual arrangements
•The Company’s voting rights and potential voting rights

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

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it:
•Derecognizes the assets (including goodwill) and liabilities of the subsidiary
•Derecognizes the carrying amount of any non-controlling interests
•Derecognizes the cumulative translation differences recorded in equity
•Recognizes the fair value of the consideration received
•Recognizes the fair value of any investment retained
•Recognizes any surplus or deficit in profit or loss
•Reclassifies the parent’s share of components previously recognized in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Company had directly disposed of the related assets or liabilities.
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

Any contingent consideration payable is recognized at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not re-measured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognized in consolidated net income.

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

The Company sometimes obtains control of an acquiree without transferring consideration. The acquisition method of accounting for a business combination applies to those combinations, which may take the following forms:
i.The acquiree repurchases a sufficient number of its own shares for the Company to obtain control.
i.Minority veto rights expire that previously kept the Company from controlling an acquiree in which it held the majority voting rights.
ii.The Company and the acquiree agree to combine their businesses by contract in which it transfers no consideration in exchange for control and no equity interest is held in the acquiree, either on the acquisition date or previously.
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

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:
•The variations in the net investment in foreign subsidiaries generated by exchange rate fluctuation are included in other comprehensive income, which is recorded in equity as part of the cumulative exchange differences on translation of foreign subsidiaries and associates within the accumulated other comprehensive income.
•Intercompany financing balances with foreign subsidiaries are classified as non-current investments, since there is no plan to pay such financing in the foreseeable future. Monetary position and exchange rate fluctuation regarding this financing is included in the exchange differences on translation of foreign subsidiaries and associates, which is recorded in equity as part of the accumulated other comprehensive income.
•Exchange differences on transactions entered into in order to hedge certain foreign currency risks.

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

For incorporation into the Company’s consolidated financial statements, each foreign subsidiary, associate or joint venture’s individual financial statements are translated into Mexican pesos, as follows:
•For hyperinflationary economic environments, the inflation effects of the origin country are recognized pursuant to IAS 29 Financial Reporting in Hyperinflationary Economies, and subsequently translated into Mexican pesos using the year-end exchange rate for the consolidated statements of financial position and consolidated income statement and comprehensive income; and

•For non-inflationary economic environments, assets and liabilities are translated into Mexican pesos using the year-end exchange rate, equity is translated into Mexican pesos using the historical exchange rate, and the income statement and comprehensive income is translated using the exchange rate at the date of each transaction. The Company uses the average exchange rate of each month only if the exchange rate does not fluctuate significantly.

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

		Exchange Rates of Local Currencies Translated to Mexican Pesos (1)
		Average Exchange Rate for			Exchange Rate as of December 31,
Country or Zone	Functional currency	2021	2020	2019	2021	2020
Mexico	Mexican peso	1.00	1.00	1.00	1.00	1.00
Guatemala	Quetzal	2.62	2.78	2.50	2.67	2.56
Costa Rica	Colon	0.03	0.04	0.03	0.03	0.03
Panama	Balboa	20.28	21.49	19.26	20.58	19.95
Colombia	Colombian peso	0.01	0.01	0.01	0.01	0.01
Nicaragua	Cordoba	0.58	0.63	0.58	0.58	0.57
Argentina	Argentine peso	0.21	0.31	0.41	0.20	0.24
Brazil	Real	3.76	4.18	4.89	3.69	3.84
Uruguay	Uruguayan peso	0.47	0.51	0.55	0.46	0.47
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
•Using inflation factors to restate non-monetary assets, such as inventories, property, plant and equipment, net, intangible assets, net, including related costs and expenses when such assets are consumed or depreciated.
•Recognizing the monetary position gain or loss in consolidated net income.
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
As of December 31, 2021, 2020, and 2019, the operations of the Company are classified as follows:

Country	Cumulative Inflation 2019-2021	Type of Economy	Cumulative Inflation 2018-2020	Type of Economy	Cumulative Inflation 2017-2019	Type of Economy
Mexico	13.9%	Non-hyperinflationary	11.2%	Non-hyperinflationary	13.2%	Non-hyperinflationary
Guatemala	11.7%	Non-hyperinflationary	10.9%	Non-hyperinflationary	11.8%	Non-hyperinflationary
Costa Rica	5.8%	Non-hyperinflationary	4.5%	Non-hyperinflationary	5.8%	Non-hyperinflationary
Panama	0.9%	Non-hyperinflationary	(1.5)%	Non-hyperinflationary	0.5%	Non-hyperinflationary
Colombia	11.4%	Non-hyperinflationary	8.8%	Non-hyperinflationary	11.0%	Non-hyperinflationary
Nicaragua	17.1%	Non-hyperinflationary	13.5%	Non-hyperinflationary	15.6%	Non-hyperinflationary
Argentina	216.1%	Hyperinflationary	209.2%	Hyperinflationary	179.4%	Hyperinflationary
Brazil	20.0%	Non-hyperinflationary	13.1%	Non-hyperinflationary	11.1%	Non-hyperinflationary
Uruguay	28.5%	Non-hyperinflationary	28.5%	Non-hyperinflationary	22.0%	Non-hyperinflationary
3.5 Cash and cash equivalents
Cash consists of deposits in bank accounts which generate interest on the available balance. Cash equivalents are mainly represented by short-term bank deposits and fixed income investments (overnight), both with maturities of six months or less and their carrying values approximate fair value.
The Company also maintains restricted cash held as collateral to meet certain contractual obligations (see Note 4). Restricted cash is presented within other current financial assets given that the restrictions are short-term in nature.
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

The Company performs a portfolio – level assessment of the business model objective for which a financial asset is held to reflect the best way in which the business manages the financial asset and the manner in which the information is provided to the management of the Company. The information that is considered within the evaluation includes:

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
The Company's financial assets include cash, cash equivalents and restricted cash, investments with maturities of more than six months, loans and accounts receivable, derivative financial instruments and other financial assets.

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

The fair value of a financial asset is measured using assumptions that would be used by market participants when valuing the asset, assuming that market participants act in the best economic interest.

Upon the initial recognition, the financial asset is also classified as measured at: amortized cost, fair value with changes in other comprehensive income – debt or equity investments – and fair value through profit or loss. The classification depends on the objective by which the financial asset is acquired.

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
•It´s managed within a business model whose objective is to collect the contractual cash flows and sell the financial assets; and
•The contractual terms are solely principle and interest payments.
These assets are subsequently measured at fair value. The financial product calculated using the IRR, the exchange rate fluctuation and the impairment are recognized in profit and loss. Other gains and losses, related to changes in fair value are recognized in OCI. In cases of derecognition or reclassification, the accumulated gains and losses in OCI are reclassified to profit and loss.

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
3.6.3 Financial assets at fair value through profit and loss (FVTPL)
Financial assets designated as FVTPL include financial assets held for trading and financial assets designated at initial recognition as FVTPL. Financial assets are classified as held for trading if they are acquired to be sold in the short term. Derivatives, including implicit derivatives are also designated as held for trading unless they are designated as effective hedging instruments as defined in IFRS 9. Financial assets as FVTPL are recorded in the balance sheet at fair value with the net changes in the fair value presented as financial expense (negative changes in fair value) or financial income (positive net changes in fair value) in profit and loss statement.
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
Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial. For the years ended December 31, 2021, 2020 and 2019 the interest income on loans and receivables recognized in the interest income line item within the consolidated income statements is Ps. 6, Ps. 6 and Ps. 5, respectively.
3.6.6 Other financial assets
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
The Company measures impairment losses at an amount equal to ECL for the remaining life, except for the following:
•Debt instruments determined to be of low credit risk; and
•Other debt instruments and bank balances for which the credit risk (risk of non-recoverability over the expected life of the financial instrument) has not increased significantly since the initial recognition.
In determining whether the credit risk of a financial asset has increased significantly since initial recognition and estimating the ECL, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes qualitative and quantitative information and analysis, based on historical experience and an informed credit assessment of the Company.
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
•Indicators that a debtor or client will enter into bankruptcy;
•Adverse changes in the status of debtor or client payments;
•The disappearance of an active market for an instrument due to financial difficulties; or
•Evident information indicating that there was a measurable decrease in the expected cash flows of a group of financial assets.
For an investment in an equity instrument, objective evidence of impairment includes a significant or prolonged decrease in its fair value lower than the carrying amount.
The impairment loss on financial assets measured at amortized cost reduces the carrying amount and for financial assets measured at FVOCI, the impairment loss is recognized within OCI.
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

The Company values and records all derivative financial instruments and hedging activities in the consolidated statement of financial position as either an asset or liability measured at fair value, considering quoted prices in recognized markets. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable market data, recognized in the financial sector. Changes in the fair value of derivative financial instruments are recorded each year in current earnings or otherwise as a component of cumulative other comprehensive income based on the item being hedged and the effectiveness of the hedge.
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

3.7.2 Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI and accumulated under the hedging valuation of the effective portion of derivative financial instruments. The gain or loss relating to the ineffective portion is recognized immediately in consolidated net income and is included in the market value gain (loss) on financial instruments line item within the consolidated statements of income.

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

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in consolidated net income. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in consolidated net income.
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
3.7.4 Hedge of net investment in a foreign business
The Company designates certain debt securities as a hedge of its net investment in foreign subsidiaries and applies hedge accounting to foreign currency differences arising between the functional currency of its investments abroad and the functional currency of the holding company (Mexican peso), regardless of whether the net investment is held directly or through a sub-holding. Differences in foreign currency that arise in the conversion of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income in the exchange differences on the translation of foreign operations and associates caption, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized as market value gain or loss on financial instruments within the consolidated income statements. When part of the hedge of a net investment is disposed, the corresponding accumulated foreign currency translation effect is recognized as part of the gain or loss on disposal within the consolidated income statement. As of December 31, 2021, 2020 and 2019 there were no transactions of this nature.
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
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:
•In the principal market for the asset or liability, or
•In the absence of a principal market, in the most advantageous market for the asset or liability

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
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
•Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
•Level 3: unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.
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

Management is required to make judgements regarding write-downs to determine the net realizable value of the inventory. These write-downs consider factors such as age and condition of goods as recent market data to assess the estimated future demand for goods. For the years ended December 31, 2021 and 2020, the COVID-19 pandemic has not had a material impact on the Company´s assessment of the net realizable value of the inventory, with inventory turns remaining similar since the commencement of the pandemic.

3.10 Held for sale long lived assets and discontinued operations
The Company classifies long lived assets as held for sale when:

a)An asset is expected to be recovered principally through the sale, instead of being recovered through continuous operational use;
b)An asset is maintained as held for its immediately sale; and
c)An asset’s sale is considered as highly probable in its actual condition.
A sale is considered highly probable when:
•Management is engaged with a sales plan;
•An active plan to locate a buyer has been initiated;
•The asset must be actively marketed at a reasonable price related to its fair value; and
•The sale is expected to be completed in less than one year from the date of classification.
The non-current assets held for sale are measured at the lower of the carrying value and the fair value less the disposal cost.
Discontinued operations are the results of operations and cash flows that can be clearly distinguished from the rest of the Company’s operations and cash flows that have been disposed or classified as held for sale, and:
•Represent either a separated major line of business or geographic area;
•Are part of a coordinated plan to dispose of a major line of business or a geographic of operations; or
•It is a subsidiary acquired exclusively for the purpose of reselling it.
Discontinued operations are excluded from the continuing operations results and they are presented separately net of tax in the consolidated income.
3.11 Other current assets
Other current assets, which will be realized within a period of less than one year from the reporting date, are comprised of prepaid assets, product promotion and agreements with customers.
Prepaid assets principally consist of advances to suppliers of raw materials, advertising, promotional, leasing and insurance costs, and are recognized as other current assets at the time of the cash disbursement, and are derecognized in the consolidated statement of financial position and recognized in the appropriate consolidated income statement caption when the risks and rewards of the related goods have been transferred to the Company or services have been received, respectively.
The Company has prepaid advertising costs which consist of television and radio advertising airtime paid in advance. These expenses are generally amortized over the period based on the transmission of the television and radio spots. The related production costs are recognized in consolidated income statement as incurred.

The Company has agreements with customers for the right to sell and promote the Company’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract. During the years ended December 31, 2021, 2020 and 2019, such amortization aggregated to Ps. 219, Ps. 213 and Ps. 273, respectively.
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

After application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss on its investment in its associate. The Company determines at each reporting date whether there is any objective evidence that the investment in the associates is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount in other expenses line in the consolidated statements of income.
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
As of December 31, 2021 and 2020 the Company does not have an interest in joint operations.
3.12.3 Investment in Venezuela
On December 31, 2017, the Company changed the method of accounting for its investment in Venezuela from consolidation to the fair value method through OCI using Level 3 inputs and recognized as of December 31, 2021 a fair value loss on the investment of Ps. (393). Gains and losses on the investment since January 1, 2018 are recognized in OCI. As of December 31, 2021, fair value of Venezuela investment is Ps. 0.
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

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds (if any) and the carrying amount of the asset and is recognized in the consolidated income statement.

Returnable and non-returnable bottles:
The Company has two types of bottles: returnable and non-returnable.
•Non-returnable: bottles are recorded in the consolidated income statement at the time of the sale of the product.
•Returnable: bottles are classified as long-lived assets as a component of property, plant and equipment. Returnable bottles are recorded at acquisition cost and for countries with hyperinflationary economies, restated according to IAS 29. Depreciation of returnable bottles is computed using the straight-line method over their estimated useful lives. There are two types of returnable bottles:
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
Amortized intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through its expected future cash flows.
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
As of December 31, 2021, the Company had four bottler agreements in Mexico: (i) Valley of Mexico territory, which is up for renewal in June 2023, (ii) the agreement for the Southeast territory, which is up for renewal in June 2023, (iii) the agreement for the Bajio territory, which is up for renewal in May 2025 and (iv) the agreement for the Golfo territory, which is up for renewal in May 2025. As of December 31, 2021, the Company had one bottler agreement in Brazil, which is up for renewal in October 2027. As of December 31, 2021, the Company had three bottler agreements in Guatemala, which are up for renewal in March 2025 (one contract) and April 2028 (two contracts).
In addition the Company had one bottler agreement in each country which is up for renewal as follows: Argentina, which is up for renewal in September 2024; Colombia, which is up for renewal in June 2024; Panama, which is up for renewal in November 2024; Costa Rica, which is up for renewal in September 2027; Nicaragua, which is up for renewal in May 2026, and Uruguay, which is up for renewal in June 2028.
As of December 31, 2021 our investee KOF Venezuela had one bottler agreement, which is up for renewal in August 2026.

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

When the Company is committed to a sale plan involving loss of control of a subsidiary, all the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale.

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
Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted, as discussed in Note 2.3.1.1.
If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in consolidated net income.
Where the conditions leading to an impairment loss no longer exist, it is subsequently reversed. That is, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in consolidated net income. Impairment losses related to goodwill are not reversible. For the year ended December 31, 2021, 2020 and 2019 there was no impairment related to goodwill recognized.
3.17 Leases
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
•The price related to a purchase option that the Company has reasonable exercising certainty, an option to extend the contractual agreement and penalties for early termination of the lease agreement, unless the Company has reasonable certainty of not exercising those options.
•Amounts payable for residual value guarantees;
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

Lease liabilities are subsequently measured at amortized cost using the effective interest rate method. The Company re-measures the lease liability without modifying the discount rate when there is a modification in future lease payments under a residual value guarantee or if the modification arises from a change in the index or rate when there are variable payments. The lease liability is measured again using a new incremental borrowing rate at the date of modification when:
•An option to extend or terminate the agreement is exercised by modifying the non-cancelable period of the contract; or
•The Company changes its assessment of whether it will exercise a purchase option.
When the lease liability is re-measured, an adjustment is made to the corresponding carrying amount of the right of use asset, or is recorded in profit or loss if the carrying amount of the asset has been reduced to zero.

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

Leases are classified as finance leases when under the terms of the lease agreement substantially all the risks and rewards of the underlying asset have been transferred, otherwise, lease agreements are classified as operating leases. The Company considers the following indicators, among others; to analyze whether substantially all the inherent risks and benefits are transferred:
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

The Company initially recognizes an amount equal to the lease net investment, which is the present value of future lease payments plus any residual value guarantee; and a distinction is made between the current portion of collections with a maturity of less than or equal to a 12-month term and non-current collections, with a maturity of more than 12 months; including:

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
3.18.3 Financial liabilities
Initial recognition and measurement
Financial liabilities within the scope of IFRS 9 are classified as financial liabilities at amortized cost, except for derivative instruments designated as hedging instruments in an effective hedge, financial liabilities arising from transfer of a financial asset that does not qualify for de-recognition, financial guarantee contracts and contingent consideration obligations in a business combination, as appropriate, which are recognized at FVTPL. The Company determines the classification of its financial liabilities at initial recognition.
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
A settlement occurs when the Company enters into a transaction that eliminates all further legal or constructive obligations or part or all of the benefits provided under a defined benefit plan. A curtailment arises from an isolated event such as closing of a plant, discontinuance of an operation or termination or suspension of a plan. Gains or losses on the settlement or curtailment of a defined benefit plan are recognized when the settlement or curtailment occurs.
3.21 Revenue recognition
The Company recognizes revenue when it has transferred to the customer control over the good sold or the service rendered. Control refers to the ability of the customer to direct and obtain substantially all the transferred product’s benefits. Also, it implies that the customer has the ability to prevent a third-party from directing the use and obtaining substantially all the benefits of the transferred product. Coca-Cola FEMSA’s management applies the following considerations to analyze the moment in which the control of the good sold or the service is transferred to the customer:
•Identify the contract (written, spoken or according to the conventional business practices).
•Evaluate the goods and services promised in the customer’s contract and identify the related performance obligations.
•Consider the contract terms and the commonly accepted practices in the business to determine the transaction price. The transaction price is the consideration that the Company expects to be entitled to for transferring the goods and services to the customer, excluding the collected amount for third parties, such as taxes directly related to the sales. The consideration promised in a customer’s contract may include a fixed amount, variable amounts or both.
•Allocate the transaction price to each performance obligation (to each good or service that is different) for an amount that represents the part of the benefit that the Company expects to receive in exchange for the right of transferring the promised goods or services to the customer.
•Recognize revenue when (or while) it satisfied the performance obligation through the transfer of the promised goods or services engaged.
All of the conditions mentioned above are accomplished normally when the goods are delivered and services are provided to the customer and this moment is considered a point in time. The net sales reflect the units delivered at list price, net of promotions and discounts.
The Company generates revenues from the following principal activities:
Sale of goods.
Includes the sales of goods by all the subsidiaries of the Company, mainly the sale of beverages of the leading brand of Coca-Cola in which the revenue is recognized at the point of time those products were sold to the customers.
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
•The customer controls the related assets, even if the Company improves them;
•The revenues can be measured reliably; and
•The Company has the right to payment for the performance completed to date.

Sources of Revenue	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Sale of products	Ps. 193,899	Ps. 181,520	Ps. 192,342
Services rendered	321	327	385
Other operating revenues (1)	584	1,768	1,744
Revenue from contracts with customers	Ps. 194,804	Ps. 183,615	Ps. 194,471
(1)In 2021, 2020 and 2019, we include related tax effect in Brazil associated to sales taxes paid in excess in prior years (PIS/COFINS) – See Note 23.2.1.
Variable allowances granted to customers
The Company adjusts the transaction price based on estimates of the promotions, discounts or any other variable allowances that may be granted to the customers. These estimates are based on the commercial agreements celebrated with the customers and on the historical performance for the customer.

Sales discounts are considered variable consideration and are reflected in the client’s invoice. Therefore discounts are recorded at the moment of sale (sales are recorded net of discounts).

In the Modern Channel, retail products are sold at a discount based on volume, considering total sales during the period, which is usually 12 months. Revenues on these sales are recognized based on the price established in the agreement, net of discounts for estimated volume. Accumulated experience is used to estimate and foresee discounts using the expected value method. No element of financing is considered, due to the fact that the majority of sales are made in cash for the Traditional Channel or on credit for the Modern Channel.

Contracts costs.
The incremental costs for obtaining a customer contract are recognized as an asset if the Company expects to recover those costs. The incremental costs are those incurred to obtain a contract and that wouldn’t be incurred if the contract hadn’t been obtained. The Company expenses these costs as incurred in the consolidated income statement when the associated revenue is realized in a period equal to or less than one year. The recognized assets, as previously indicated, are amortized on a straight-line basis over the terms of the related revenue contracts, reflecting how the goods and services are transferred to the client.
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
Selling expenses include:
•    Distribution: labor costs (salaries and other related benefits), outbound freight costs, warehousing costs of finished products, depreciation of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2021, 2020 and 2019, these distribution costs amounted to Ps. 26,023, Ps. 24,190 and Ps. 25,068, respectively;
•    Sales: labor costs (salaries and other benefits including PTU) and sales commissions paid to sales personnel;
•    Marketing: promotional expenses and advertising costs.
PTU is paid by the Company’s Mexican subsidiaries to its eligible employees. In Mexico, employee profit sharing is computed at the rate of 10% of the individual company taxable income. PTU in Mexico is calculated from the same taxable income for income tax, except for the following: a) neither tax losses from prior years nor the PTU paid during the year are deductible; and b) payments exempt from taxes for the employees are fully deductible in the PTU computation.

The amendment to the Federal Labor Law established a limit on the amount to be paid for profit sharing to employees, which indicates that the amount of PTU assigned to each employee may not exceed the equivalent of three months of the employee’s current salary, or the average PTU received by the employee in the previous three years, whichever is greater. If the PTU determined is less than or equal to this limit, the PTU will be the one determined by applying 10% of the individual company taxable income. If the PTU determined exceeds this limit, the limit would apply and this should be considered the PTU for the period.

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
3.23.2 Deferred income taxes
Deferred taxes are recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, including tax loss carryforwards and certain tax credits, to the extent that it is probable that future taxable profits, and reversal of existing taxable temporary differences will be available. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In the case of Brazil, where certain goodwill amounts are at times deductible for tax purposes, the Company recognizes in connection with the acquisition accounting a deferred tax asset for the tax effect of the excess of the tax basis over the related carrying value.

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
In Mexico, the income tax rate was 30% for 2021, 2020 and 2019. For 2022, the rate will continue to be 30%.
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
3.26 Issuance of common shares
The Company recognizes the issuance of own common shares as an equity transaction. The difference between the book value of the shares issued and the amount contributed by the non-controlling interest holder or third party is recorded as additional paid-in capital.

3.27 IFRIC 23 Uncertainty over income tax treatments

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

Note 4. Cash and Cash Equivalents
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

	2021	2020
Cash and bank balances	Ps. 5,336	Ps. 4,435
Cash equivalents (see Note 3.5)	41,912	Ps. 39,062
Total	Ps. 47,248	Ps. 43,497
Note 5. Trade Receivable, Net

	2021	2020
Trade receivables	Ps. 10,863	Ps. 9,705
The Coca-Cola Company (related party) (Note 13)	820	509
Loans to employees	82	82
FEMSA and subsidiaries (related parties) (Note 13)	634	624
Other related parties (Note 13)	139	138
Other	1,007	980
Allowance for doubtful accounts on trade receivables	(531)	(515)
	Ps. 13,014	Ps. 11,523

5.1 Trade receivables
Trade receivable representing rights arising from sales and loans to employees or any other similar concept, are presented net of discounts and the allowance for expected credit losses.
Coca-Cola FEMSA has accounts receivable from The Coca-Cola Company primarily arising from the latter’s participation in advertising and promotional programs.
Because less than the 2.2% of the trade receivables is unrecoverable, the Company does not have any customers classified as “high risk” which would be eligible to have special management conditions for the credit risk. As of December 31, 2021, the Company does not have a representative group of customers directly related to the expected loss.
In 2021 and 2020, during the Covid-19 pandemic, governments have implemented several preventive measures such as social distancing and the temporary closure of certain points of sale considered as nonessential. As such measures were eased, most businesses were able to reopen and this allowed the company to recover the accounts receivable. Given that the impact on this item was not material, the Company did not implement any relevant change to its models to estimate the receivables’ provisions.
The allowance for credit losses is calculated with an expected losses model that recognizes the impairment losses through all the contract life. Because they generally are short-term accounts receivable, the company defined a model with a simplified expected loss focus through a parametric model. The parameters used in the model are:
•Breach probability;
•Losses severity;
•Financing rate;
•Special recovery rate; and
•Breach exposure.
The carrying value of accounts receivable approximates its fair value as of December 31, 2021 and 2020.

Aging for trade receivables past due but not impaired	2021	2020
0 days	Ps. 11,689	Ps. 9,905
1-30 days	686	769
31-60 days	112	298
61-90 days	45	65
91-120 days	91	44
121 + days	391	442
Total	Ps. 13,014	Ps. 11,523
5.2 Changes in the allowance for expected credit losses

	2021	2020	2019
Balance at the beginning of the year	Ps. 515	Ps. 493	Ps. 595
Allowance for the year	35	119	314
Charges and write-offs of uncollectible accounts	6	(29)	(397)
Added in business combinations	—	—	4
Effects of changes in foreign exchange rates	(25)	(68)	(23)
Balance at the end of the year	Ps. 531	Ps. 515	Ps. 493

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period.
5.3 Payments from The Coca-Cola Company:
The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Company’s refrigeration equipment and returnable bottles investment program. Contributions received by the Company for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the carrying amount of refrigeration equipment and returnable bottles items. For the years ended December 31, 2021, 2020 and 2019 contributions due were Ps. 2,437, Ps. 1,482, and Ps. 2,274, respectively.

Note 6. Inventories

	2021	2020
Finished products	Ps. 4,371	Ps. 3,694
Raw materials	4,371	3,224
Non strategic spare parts	865	934
Inventories in transit	1,620	1,284
Packing materials	419	271
Other	314	320
	Ps. 11,960	Ps. 9,727

For the years ended as of December 31, 2021, 2020 and 2019, the Company recognized write-downs of its inventories for Ps. 45, Ps. 82 and Ps. 244, respectively to net realizable value.
For the years ended as of December 31, 2021, 2020 and 2019, changes in inventories are comprised of the following and included in the consolidated income statement under the cost of goods sold caption:

	2021	2020	2019
Finished goods and work in progress	Ps. 23,654	Ps. 23,901	Ps. 24,676
Raw materials and consumables used	79,425	76,002	79,520
Total	Ps. 103,079	Ps. 99,903	Ps. 104,196
Note 7. Other Current Assets and Other Current Financial Assets
7.1 Other Current Assets:

	2021	2020
Prepaid expenses	Ps. 1,805	Ps. 1,622
Agreements with customers	111	115
Others	2	7
	Ps. 1,918	Ps. 1,744

Prepaid expenses as of December 31, 2021 and 2020 are as follows:

	2021	2020
Advances for inventories	Ps. 1,627	Ps. 1,503
Advertising and promotional expenses paid in advance	105	92
Prepaid insurance	73	27
	Ps. 1,805	Ps. 1,622
Advertising and promotional expenses recorded in the consolidated income statements for the years ended December 31, 2021, 2020 and 2019, for Ps. 5,413 Ps. 5,043 and Ps. 6,748 respectively.
7.2 Other Current Financial Assets:

	2021	2020
Restricted cash	Ps. 239	Ps. 74
Derivative financial instruments (See Note 19)	692	404
	Ps. 931	Ps. 478
Restricted cash in Brazil is held in U.S. dollars and relates to short term deposits in order to fulfill the collateral requirements for accounts payable.

Note 8. Investments in Other Entities
As of December 31, 2021 and 2020 the investment in other entities is comprised of the following:

	2021	2020
Investment in Associates and Joint Ventures	Ps. 7,494	Ps. 7,623
Details of the investment in associates and joint ventures accounted for under the equity method at the end of the reporting period are as follows:

			Ownership Percentage		Carrying Amount
Investee	Principal Activity	Place of Incorporation	2021	2020	2021	2020
Joint ventures:
Compañía Panameña de Bebidas, S.A.P.I. de C.V.	Beverages	Mexico	50.0%	50.0%	Ps. —	Ps. —
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	50.0%	50.0%	183	181
Fountain Agua Mineral, LTDA	Beverages	Brazil	50.0%	50.0%	699	720
Planta Nueva Ecología De Tabasco, S.A. de C.V.	Recycling	Mexico	50.0%	0.0%	18	—

Associates:
Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”) (1)	Sugar production	Mexico	36.4%	36.4%	3,348	3,335
Jugos del Valle, S.A.P.I. de C.V. (1)	Beverages	Mexico	28.8%	28.8%	2,128	1,945
Leao Alimentos e Bebidas, LTDA (1)	Beverages	Brazil	24.7%	24.7%	404	446
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1)	Canned bottling	Mexico	26.5%	26.5%	178	192
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”) (1)	Recycling	Mexico	35.0%	35.0%	102	121
Trop Frutas do Brasil, LTDA (1)	Beverages	Brazil	23.6%	23.6%	55	359
Alimentos de Soja S.A.U. (1)	Beverages	Argentina	10.7%	10.7%	263	207
Others	Various	Various	Various	Various	116	117
					Ps. 7,494	Ps. 7,623
Accounting method:
(1)The Company has significant influence due to the fact that it has power to participate in the financial and operating policy decisions of the investee.

During 2021 the Company received dividends from Industria Envasadora de Querétaro, S.A. de C.V. ("IEQSA") for the amount of Ps. 16 and Ps. 16 for 2020 respectively. During 2020 the Company received dividends from Promotora Mexicana de Embotelladores, S.A. de C.V. for the amount of Ps. 1.
During 2021 the Company made capital contributions to Jugos del Valle, S.A.P.I. de C.V. for the amounts of Ps. 44, and there were no changes in the ownership percentage as a result of capital contributions made by the other shareholders. During 2021 the Company made a capital reduction on Leao Alimentos y Bebidas LTDA. for the amount of Ps. 46, and there were no changes in the ownership percentage as a result of the capital reduction.

During 2021, the Company recognized an impairment on its investment in Trop Frutas Do Brasil LTDA. for the amount of Ps. 250.
During 2020, the Company recognized impairments on its investments in Compañía Panameña de Bebidas, S.A.P.I de C.V. and Leao Alimentos y Bebidas LTDA. for the amounts of Ps. 1,463 and Ps. 1,038, respectively. During 2019, the Company recognized an impairment on its investment in Compañía Panameña de Bebidas, S.A.P.I de C.V. for the amount of Ps. 948. Each impact per year was recorded in the other expenses line.

On September 30, 2020, the Company announced that its joint venture with The Coca-Cola Company (Compañía Panameña de Bebidas, S.A..P.I. de C.V.) successfully sold 100% of its stock interest in Estrella Azul, a dairy products company in Panama. As part of the transaction, the Company agreed with the buyer that it could receive payments in the future if the business of Estrella Azul achieves certain volume and EBITDA targets during the 2022-2027 period. The Company estimated the amount of the payments to be received based on the forecasts of the business and calculated its net present value. As of December 31, 2021 and 2020, the financial asset recognized in the consolidated statement of financial position has a total value of Ps. 5 and Ps. 8 respectively. This transaction is presented in the other expenses line of the consolidated income statements. The Company concluded it did not achieve the requirements to be considered as a discontinued operation under IFRS 5.
For the years ended December 31, 2021, 2020 and 2019 the equity (loss) earnings recognized for associates were Ps. 85, Ps. (124), and Ps. 84, respectively.
For the years ended December 31, 2021, 2020 and 2019 the equity (loss) earnings recognized for joint ventures were Ps. 3, Ps. (157) and Ps. (215), respectively.

Note 9. Leases

For the years ended as of December 31, 2021 and 2020, the change in the Company’s right-of-use assets, is as follows:

	2021	2020
Balance at beginning of the period	Ps. 1,278	Ps. 1,382
Additions	533	599
Disposals	(44)	(112)
Depreciation	(662)	(596)
Hyperinflationary economies effect	14	14
Indexation effect	383	145
Effects of changes in foreign exchange rates	(30)	(154)
Balance at end of the period	Ps. 1,472	Ps. 1,278

As of December 31, 2021 and 2020, scheduled maturities of the Company’s lease liabilities, are as follows:

	2021	2020
Maturity analysis
Less than one year	Ps. 614	Ps. 560
One to three years	478	306
More than three years	413	440
Balance at end of the period	Ps. 1,505	Ps. 1,306
Current	Ps. 614	Ps. 560
Non-Current	Ps. 891	Ps. 746

The interest expense for leases reported in the income statements for the years ended on December 31, 2021, 2020 and 2019 was Ps. 101, Ps. 105, and Ps. 129, respectively.

The expenses for the low value assets and short-term leases reported in the income statements for the years ended on December 31, 2021, 2020 and 2019 was Ps. 183, Ps. 190 and Ps. 187, respectively.

As of December 31, 2021, 2020 and 2019 the weighted average incremental borrowing rate was 7.18%, 6.58% and 7.68%, respectively.

Note 10. Property, plant & equipment.

Cost	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Cost as of January 1, 2019	Ps. 5,575	Ps. 18,775	Ps. 38,465	Ps. 19,963	Ps. 14,749	Ps. 4,131	Ps. 479	Ps. 861	102,998
Additions (1)	4	27	392	816	2,581	6,392	—	112	10,324
Additions from business combinations	142	227	50	(13)	—	—	7	(8)	405
Transfer of completed projects	(253)	508	2,650	1,396	360	(5,004)	343	—	—
Disposals	(1)	(35)	(1,577)	(1,032)	(1,056)	—	(13)	(35)	(3,749)
Effects of changes in foreign exchange rates	(323)	(1,122)	(2,315)	(961)	(833)	(381)	(34)	(130)	(6,099)
Changes in value on the recognition of inflation effects	114	366	1,254	241	352	18	—	—	2,345
Cost as of December 31, 2019	Ps. 5,258	Ps. 18,746	Ps. 38,919	Ps. 20,410	Ps. 16,153	Ps. 5,156	Ps. 782	Ps. 800	Ps. 106,224

Cost	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Cost as of January 1, 2020	Ps. 5,258	Ps. 18,746	Ps. 38,919	Ps. 20,410	Ps. 16,153	Ps. 5,156	Ps. 782	Ps. 800	Ps. 106,224
Additions (1)	—	104	171	281	2,613	6,300	—	186	9,655
Additions from business combinations	158	—	87	—	—	—	—	—	245
Transfer of completed projects in progress	4	721	3,165	1,192	57	(5,187)	48	—	—
Disposals	(13)	(29)	(1,425)	(1,073)	(561)	(12)	(5)	(57)	(3,175)
Effects of changes in foreign exchange rates	(255)	(1,182)	(2,243)	(797)	(629)	(333)	(91)	(78)	(5,608)
Changes in value on the recognition of inflation effects	88	293	990	189	291	(30)	3	—	1,824
Cost as of December 31, 2020	Ps. 5,240	Ps. 18,653	Ps. 39,664	Ps. 20,202	Ps. 17,924	Ps. 5,894	Ps. 737	Ps. 851	Ps. 109,165

Cost	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Cost as of January 1, 2021	Ps. 5,240	Ps. 18,653	Ps. 39,664	Ps. 20,202	Ps. 17,924	Ps. 5,894	Ps. 737	Ps. 851	Ps. 109,165
Additions (1)	—	21	61	427	3,655	7,911	—	217	12,292
Transfer of completed projects in progress	—	731	4,791	1,351	31	(7,001)	95	2	—
Disposals	(6)	(20)	(2,680)	(1,614)	(2,299)	—	(62)	(16)	(6,697)
Effects of changes in foreign exchange rates	(144)	(637)	(1,919)	(556)	(365)	(70)	(22)	(77)	(3,790)
Changes in value on the recognition of inflation effects	140	326	1,260	319	487	—	138	321	2,991
Cost as of December 31, 2021	Ps. 5,230	Ps. 19,074	Ps. 41,177	Ps. 20,129	Ps. 19,433	Ps. 6,734	Ps. 886	Ps. 1,298	Ps. 113,961
(1)Total includes Ps. 3,784, Ps. 289 and Ps. 610 outstanding payment to suppliers, as of December 31, 2021, 2020 and 2019 respectively

Accumulated Depreciation	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Accumulated depreciation as of January 1, 2019	Ps. —	Ps. (4,414)	Ps. (16,969)	Ps. (10,206)	Ps. (8,706)	Ps. —	Ps. (276)	Ps. (485)	Ps. (41,056)
Depreciation for the year	—	(386)	(2,862)	(2,211)	(2,734)	—	(108)	(86)	(8,387)
Disposals	—	14	1,049	966	1,079	—	9	28	3,145
Effects of changes in foreign exchange rates	—	223	1,013	583	571	—	12	62	2,464
Changes in value on the recognition of inflation effects	—	(92)	(629)	(164)	(302)	—	(2)	(14)	(1,203)
Accumulated depreciation as of December 31, 2019	Ps. —	Ps. (4,655)	Ps. (18,398)	Ps. (11,032)	Ps. (10,092)	Ps. —	Ps. (365)	Ps. (495)	Ps. (45,037)

Accumulated Depreciation	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Accumulated depreciation as of January 1, 2020	Ps. —	Ps. (4,655)	Ps. (18,398)	Ps. (11,032)	Ps. (10,092)	Ps. —	Ps. (365)	Ps. (495)	Ps. (45,037)
Depreciation for the year	—	(490)	(2,828)	(2,148)	(2,779)	—	(40)	(130)	(8,415)
Disposals	—	19	1,125	989	536	—	1	36	2,706
Effects of changes in foreign exchange rates	—	165	854	464	432	—	31	165	2,111
Changes in value on the recognition of inflation effects	—	(82)	(595)	(132)	(250)	—	(6)	(5)	(1,070)
Accumulated depreciation as of December 31, 2020	Ps. —	Ps. (5,043)	Ps. (19,842)	Ps. (11,859)	Ps. (12,153)	Ps. —	Ps. (379)	Ps. (429)	Ps. (49,705)

Accumulated Depreciation	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Accumulated depreciation as of January 1, 2021	Ps. —	Ps. (5,043)	Ps. (19,842)	Ps. (11,859)	Ps. (12,153)	Ps. —	Ps. (379)	Ps. (429)	Ps. (49,705)
Depreciation for the year	—	(484)	(2,793)	(2,097)	(2,708)	—	(80)	(122)	(8,284)
Disposals	—	6	2,336	1,493	2,390	—	62	10	6,297
Effects of changes in foreign exchange rates	—	162	867	372	222	—	8	48	1,679
Changes in value on the recognition of inflation effects	—	(139)	(946)	(209)	(427)	—	(6)	(38)	(1,765)
Accumulated depreciation as of December 31, 2021	Ps. —	Ps. (5,498)	Ps. (20,378)	Ps. (12,300)	Ps. (12,676)	Ps. —	Ps. (395)	Ps. (531)	Ps. (51,778)

Carrying Amount	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
As of December 31, 2019	Ps. 5,258	Ps. 14,091	Ps. 20,521	Ps. 9,378	Ps. 6,061	Ps. 5,156	Ps. 417	Ps. 305	Ps. 61,187
As of December 31, 2020	Ps. 5,240	Ps. 13,610	Ps. 19,822	Ps. 8,343	Ps. 5,771	Ps. 5,894	Ps. 358	Ps. 422	Ps. 59,460
As of December 31, 2021	Ps. 5,230	Ps. 13,576	Ps. 20,799	Ps. 7,829	Ps. 6,757	Ps. 6,734	Ps. 491	Ps. 767	Ps. 62,183

Note 11. Intangible Assets

	Rights to Produce and Distribute Coca-Cola trademark Products	Goodwill	Other indefinite lived intangible assets	Technology costs and management systems	Development systems	Other amortizable	Total
Balance as of January 1, 2019	Ps. 88,362	Ps. 23,729	Ps. 1,054	Ps. 6,023	Ps. 777	Ps. 666	Ps. 120,611
Purchases	—	—	—	100	334	263	697
Acquisition from business combinations	(2,887)	2,903	153	(6)	—	(185)	(22)
Systems Development	—	—	—	398	(399)	1	—
Transfer of completed development systems	—	—	—	—	—	—	—
Disposals	—	—	—	(17)	—	—	(17)
Effect of movements in exchange rates	(3,475)	(799)	(42)	(68)	(22)	13	(4,393)
Changes in value on the recognition of inflation effects	—	—	—	—	—	(6)	(6)
Cost as of December 31, 2019	Ps. 82,000	Ps. 25,833	Ps. 1,165	Ps. 6,430	Ps. 690	Ps. 752	Ps. 116,870
Balance as of January 1, 2020	Ps. 82,000	Ps. 25,833	Ps. 1,165	Ps. 6,430	Ps. 690	Ps. 752	Ps. 116,870
Purchases	—	—	—	43	198	48	289
Acquisition from business combinations	—	—	—	—	—	—	—
Transfer of completed development systems	—	—	—	374	(665)	291	—
Disposals	—	—	(25)	(41)	(6)	(371)	(443)
Effect of movements in exchange rates	(4,604)	(2,402)	8	(97)	(41)	(21)	(7,157)
Changes in value on the recognition of inflation effects	—	—	—	—	—	38	38
Cost as of December 31, 2020	Ps. 77,396	Ps. 23,431	Ps. 1,148	Ps. 6,709	Ps. 176	Ps. 737	Ps. 109,597
Balance as of January 1, 2021	Ps. 77,396	Ps. 23,431	Ps. 1,148	Ps. 6,709	Ps. 176	Ps. 737	Ps. 109,597
Purchases	—	—	135	370	673	113	1,291
Transfer of completed development systems	—	—	—	255	(469)	214	—
Disposals	—	—	(3)	—	—	—	(3)
Effect of movements in exchange rates	(1,257)	(522)	(88)	(374)	(5)	(24)	(2,270)
Changes in value on the recognition of inflation effects	—	—	—	—	—	62	62
Cost as of December 31, 2021	Ps. 76,139	Ps. 22,909	Ps. 1,192	Ps. 6,960	Ps. 375	Ps. 1,102	Ps. 108,677

	Rights to Produce and Distribute Coca-Cola trademark Products	Goodwill	Other indefinite lived intangible assets	Technology costs and management systems	Development systems	Other amortizable	Total
Accumulated amortization

Balance as of January 1, 2019	(745)	—	—	(3,025)	—	(37)	(3,807)
Amortization expense	—	—	—	(819)	—	(243)	(1,062)
Disposals	—	—	—	17	—	—	17
Effect of movements in exchange rate	—	—	—	52	—	9	61
Changes in value on the recognition of inflation effects	—	—	—	(30)	—	1	(29)
Balance as of December 31, 2019	Ps. (745)	Ps. —	Ps. —	Ps. (3,805)	Ps. —	Ps. (270)	Ps. (4,820)
Amortization expense	—	—	—	(703)	—	(317)	(1,020)
Disposals	—	—	—	20	—	48	68
Effect of movements in exchange rate	—	—	—	164	—	11	175
Changes in value on the recognition of inflation effects	—	—	—	(29)	—	—	(29)
Balance as of December 31, 2020	Ps. (745)	Ps. —	Ps. —	Ps. (4,353)	Ps. —	Ps. (528)	Ps. (5,626)
Amortization expense	—	—	—	(594)	—	(294)	(888)
Disposals	—	—	—	—	—	—	—
Effect of movements in exchange rate	—	—	—	53	—	10	63
Changes in value on the recognition of inflation effects - amortization	—	—	—	(52)	—	—	(52)
Balance as of December 31, 2021	Ps. (745)	Ps. —	Ps. —	Ps. (4,946)	Ps. —	Ps. (812)	Ps. (6,503)

Balance as of December 31, 2019	Ps. 81,255	Ps. 25,833	Ps. 1,165	Ps. 2,625	Ps. 690	Ps. 482	Ps. 112,050
Balance as of December 31, 2020	Ps. 76,651	Ps. 23,431	Ps. 1,148	Ps. 2,356	Ps. 176	Ps. 209	Ps. 103,971
Balance as of December 31, 2021	Ps. 75,394	Ps. 22,909	Ps. 1,192	Ps. 2,014	Ps. 375	Ps. 290	Ps. 102,174

The Company’s intangible assets such as technology costs and management systems are subject to amortization with a range in useful lives from 3 to 10 years.
For the year ended December 31, 2021, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 15, Ps.108 and Ps. 765, respectively.
For the year ended December 31, 2020, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 22, Ps.154 and Ps.844, respectively.
For the year ended December 31, 2019, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 26, Ps.245 and Ps. 791, respectively.

Impairment Tests for Cash-Generating Units Containing Goodwill and Distribution Rights
For the purpose of impairment testing, goodwill and distribution rights are allocated and monitored on an individual country basis, which is considered to be the CGU.

The aggregate carrying amounts of goodwill and distribution rights allocated to each CGU are as follows:

In millions of Ps.	2021	2020
Mexico	Ps. 56,352	Ps. 56,352
Guatemala	1,735	1,755
Nicaragua	438	433
Costa Rica	1,407	1,425
Panama	1,238	1,200
Colombia	3,798	4,414
Brazil	30,608	31,741
Argentina	395	312
Uruguay	2,332	2,450
Total	Ps. 98,303	Ps. 100,082

Goodwill and distribution rights are tested for impairments annually. The recoverable amounts of the CGUs are based on value-in-use calculations. Value in use was determined by discounting the future cash flows generated from the continuing use of the CGU.

The foregoing forecasts reflect the outcomes that the Company consider most likely to occur based on the current situation of each of the CGUs including the macroeconomic situation in each CGU including the remaining impacts of the COVID-19 pandemic which has heightened the inherent uncertainty in such estimations, the foregoing forecasts could differ from the results obtained over time.
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
The key assumptions by CGU for impairment test as of December 31, 2021 were as follows:

CGU	Pre-tax WACC	Post –tax WACC	Expected Annual Long-Term Inflation 2022-2026	Expected Volume Growth Rates 2022-2026
Mexico	6.8%	4.9%	3.7%	2.8%
Brazil	9.1%	5.8%	3.3%	7.7%
Colombia	8.7%	5.8%	3.0%	8.4%
Argentina	19.7%	14.5%	35.9%	5.4%
Guatemala	7.9%	6.1%	4.2%	10.7%
Costa Rica	13.5%	9.2%	3.1%	6.5%
Nicaragua	18.3%	10.6%	4.3%	6.4%
Panama	8.5%	6.5%	2.2%	7.0%
Uruguay	8.5%	6.1%	5.0%	4.0%

The key assumptions by CGU for impairment test as of December 31, 2020 were as follows:

CGU	Pre-tax WACC	Post –tax WACC	Expected Annual Long-Term Inflation 2021-2030	Expected Volume Growth Rates 2021-2030
Mexico	7.4%	5.3%	3.9%	2.0%
Brazil	9.1%	6.0%	3.0%	2.4%
Colombia	11.0%	7.3%	2.8%	4.1%
Argentina	26.3%	20.4%	30.1%	3.9%
Guatemala	10.6%	8.3%	3.1%	6.8%
Costa Rica	15.3%	10.8%	2.7%	4.3%
Nicaragua	20.6%	13.9%	3.7%	7.1%
Panama	8.8%	6.8%	1.5%	7.9%
Uruguay	9.9%	7.1%	7.8%	2.0%

Sensitivity to Changes in Assumptions
As of December 31, 2021, the Company performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of 100 basis points and concluded that no impairment would be recorded.

CGU	Change in WACC	Change in Volume Growth CAGR(1)	Effect on Valuation
Mexico	0.2%	-1.0%	Passes by 6.8x
Brazil	0.2%	-1.0%	Passes by 2.7x
Colombia	0.2%	-1.0%	Passes by 4.2x
Argentina	0.8%	-1.0%	Passes by 10.0x
Guatemala	0.2%	-1.0%	Passes by 54.5x
Costa Rica	0.4%	-1.0%	Passes by 3.1x
Nicaragua	0.5%	-1.0%	Passes by 1.0x
Panama	0.1%	-1.0%	Passes by 8.2x
Uruguay	0.1%	-1.0%	Passes by 4.4x

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

	2021	2020
Non-current prepaid advertising expenses	Ps. 213	Ps. 333
Guarantee deposits (1)	1,165	1,465
Prepaid bonuses	283	238
Advances to acquire property, plant and equipment	457	171
Shared based payment	303	192
Indemnifiable contingencies from business combinations (2)	1,554	1,609
Recoverable tax	378	350
Other	49	94
	Ps. 4,402	Ps. 4,452
(1)     Mainly in Brazil, as it is customary the Company is required to guarantee tax, legal and labor contingencies by guarantee deposits. See Note 24.5.
(2)     Corresponds to indemnification assets that are warranted by former Vonpar owners in accordance with the share purchase agreement.
12.2 Other Non-Current Financial Assets:

	2021	2020
Other non-current financial assets	Ps. 153	Ps. 175
Derivative financial instruments (See Note 19)	4,983	2,524
	Ps. 5,136	Ps. 2,699
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
The consolidated statements of financial position and income include the following balances and transactions with related parties and affiliated companies:

	2021	2020
Balances:
Assets (current included in accounts receivable)
Due from FEMSA and its subsidiaries (see Note 5) (1) (3)	Ps. 634	Ps. 624
Due from The Coca-Cola Company (see Note 5) (1)	820	509
Due from Heineken Group (1)	139	133
Other receivables (1)	—	5
	Ps. 1,593	Ps. 1,271

	2021	2020
Liabilities (current included in suppliers and other liabilities and loans)
Due to FEMSA and its subsidiaries (2) (3)	Ps. 1,380	Ps. 454
Due to The Coca-Cola Company (2)	1,444	3,513
Due to Heineken Group(2)	488	830
Other payables (2)	224	924
	Ps. 3,536	Ps. 5,721

(1) Presented within accounts receivable.
(2) Recorded within accounts payable and suppliers
(3) Parent

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2021, 2020 and 2019, there was no expense resulting from the uncollectibility of balances due from related parties.
Details of transactions between the Company and other related parties are disclosed as follows:

Transactions	2021	2020	2019
Income:
Sales to affiliated parties	Ps. 5,489	Ps. 5,020	Ps. 5,694
Heineken	3	3	5
Expenses:
Purchases and other expenses from FEMSA	7,447	6,538	7,756
Purchases of concentrate from The Coca-Cola Company	37,213	32,222	34,063
Purchases of raw material, beer and operating expenses from Heineken	11,635	11,600	12,755
Advertisement expense paid to The Coca-Cola Company	1,482	865	1,756
Purchases from Ades	—	338	497
Purchases from Jugos del Valle	2,918	2,437	2,863
Purchase of sugar from Promotora Industrial Azucarera, S.A. de C.V.	2,213	2,123	2,728
Purchase of sugar from Beta San Miguel	938	1,023	655
Purchase of canned products from Industria Envasadora de Queretaro, S.A. de C.V...	234	226	682
Purchase of inventories from Leao Alimentos e Bebidas, LTDA	1,320	1,253	1,867
Purchase of resine from Industria Mexicana de Reciclaje, S.A. de C.V.	416	308	281
Donations to Instituto Tecnologico y de Estudios Superiores de Monterrey, A.C. (1) (2)	—	225	127
Donations to Fundación Femsa, A.C.	230	114	146
Other expenses with related parties	156	10	15
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
The aggregate compensation paid to executive officers and senior management of the Company, recognized as an expense during the reporting period were as follows:

	2021	2020	2019
Current compensations and employee benefits	Ps. 737	Ps. 815	Ps. 978
Termination benefits	—	68	186
Shared based payments	276	190	188

Note 14. Balances and Transactions in Foreign Currencies
Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different from the functional currency of the Company. As of December 31, 2021 and 2020, assets and liabilities denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets		Liabilities
Balances	Current	Non-current	Current	Non-current
As of December 31, 2021
U.S. dollars	28,851	14	3,495	52,591
Euros	—	—	205	—
As of December 31, 2020
U.S. dollars	21,787	4	2,645	50,969
Euros	—	—	95	—

 For the years ended December 31, 2021, 2020 and 2019 transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

Transactions	Revenues	Purchases of Raw Materials	Interest Expense	Other
Year ended December 31, 2021 U.S.dollars	452	14,420	1,749	2,509
Year ended December 31, 2020 U.S.dollars	462	12,801	3,418	2,213
Year ended December 31, 2019 U.S.dollars	1,506	14,307	1,910	2,723
Year ended December 31, 2019 Euros	—	454	—	—
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
15.1 Assumptions
The Company annually evaluates the reasonableness of the assumptions used in its labor liability for post-employment and other non-current employee benefits computations. In Mexico, actuarial calculations for pension and retirement plans and seniority premiums, as well as the associated cost for the period, were determined using the following long-term assumptions:

Mexico	2021	2020	2019
Financial:
Discount rate used to calculate the defined benefit obligation and the net interest on de net defined benefit liability (asset)	8.0%	7.2%	7.5%
Salary increase: (Non-Union/Union)	4.5%	4.5%	4.5%
Future pension increase	3.5%	3.5%	3.5%
Biometric:
Mortality	EMSSA 2009 (1)	EMSSA 2009 (1)	EMSSA 2009 (1)
Disability	IMSS 97 (2)	IMSS-97 (2)	IMSS-97 (2)
Normal retirement age	60 years	60 years	60 years
Rest of employee turnover	BMAR2007 (3)	BMAR2007 (3)	BMAR2007 (3)
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

In Mexico upon retirement, the Company purchases an annuity for senior executives, which will be paid according to the option chosen by the employee.
Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans	Seniority Premiums
2022	Ps. 386	Ps. 43
2023	169	42
2024	205	45
2025	229	46
2026	284	50
2027 to 2031	1,777	272
15.2 Balances of the liabilities for post-employment and other non-current employee benefits

	2021	2020
Pension and Retirement Plans:
Vested benefit obligation	Ps. 952	Ps. 996
Non-vested benefit obligation	1,876	1,644
Accumulated benefit obligation	2,828	2,640
Excess of projected defined benefit obligation over accumulated benefit obligation	1,687	1,671
Defined benefit obligation	4,515	4,311
Pension plan funds at fair value	(1,234)	(1,201)
Net defined benefit liability	Ps. 3,281	Ps. 3,110

Seniority Premiums:
Vested benefit obligation	Ps. 289	Ps. 307
Non-vested benefit obligation	232	224
Accumulated benefit obligation	521	531
Excess of projected defined benefit obligation over accumulated benefit obligation	457	334
Defined benefit obligation	978	865
Seniority premium plan funds at fair value	(133)	(137)
Net defined benefit liability	Ps. 845	Ps. 728
Total post-employment and other non-current employee benefits	Ps. 4,126	Ps. 3,838
15.3 Trust assets
Trust assets consist of fixed and variable return financial instruments recorded at market value, which are invested as follows:

Type of instrument	2021	2020
Fixed return:
Traded securities	22%	18%
Life annuities	16%	18%
Bank instruments	5%	17%
Federal government instruments	37%	27%
Variable return:
Publicly traded shares	20%	20%
	100%	100%
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
In Mexico, the amounts and types of securities that the Company invests in related parties included in portfolio fund are mainly as follows:

	2021	2020
Mexico
Portfolio:
Debt:
Grupo Industrial Bimbo, S.A.B. de C. V.	$25	$28
Grupo Financiero Banorte, S.A.B. de C.V.	9	9
El Puerto de Liverpool, S.A.B. de C.V.	9	—

Capital:
Fomento Económico Mexicano, S.A.B. de C.V.	3	3
El Puerto de Liverpool, S.A.B. de C.V.	—	—
Alfa, S.A.B. de C.V.	—	—

During the years ended December 31, 2021, 2020 and 2019, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during 2022.

15.4 Amounts recognized in the consolidated income statements and the consolidated statements of equity

	Income statement				Accumulated OCI
2021	Current Service Cost	Past Service Cost	(Gain) or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps. 244	Ps. —	Ps. —	Ps. 197	Ps. 1,038
Seniority premiums	84	—	—	51	202
Total	Ps. 328	Ps. —	Ps. —	Ps. 248	Ps. 1,240
	Income statement				Accumulated OCI
2020	Current Service Cost	Past Service Cost	(Gain) or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps. 229	Ps. 71	Ps. —	Ps. 188	Ps. 934
Seniority premiums	68	—	—	43	239
Total	Ps. 297	Ps. 71	Ps. —	Ps. 231	Ps. 1,173
	Income statement				Accumulated OCI
2019	Current Service Cost	Past Service Cost	(Gain) or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps. 170	Ps. (44)	Ps. 2	Ps. 176	Ps. 790
Seniority premiums	35	76	—	24	65
Total	Ps. 205	Ps. 32	Ps. 2	Ps. 200	Ps. 855

Remeasurements of the net defined benefit liability recognized in other comprehensive income are as follows (amounts are net of tax):

	2021	2020	2019
Amount accumulated in other comprehensive income as of the beginning of the periods	Ps. 1,173	Ps. 855	Ps. 344
Recognized during the year (obligation liability and plan assets)	680	213	98
Actuarial gains and losses arising from changes in financial assumptions	(550)	(76)	456
Actuarial gains and losses arising from changes in demographic assumptions	—	184	—
Foreign exchange rate valuation (gain)	9	(3)	(43)
Adjustment from employees transferred	(72)	—	—
Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps. 1,240	Ps. 1,173	Ps. 855
Remeasurements of the net defined benefit liability include the following:
•    The return on plan assets, excluding amounts included in net interest expense.
•    Actuarial gains and losses arising from changes in demographic assumptions.
•    Actuarial gains and losses arising from changes in financial assumptions.

15.5 Changes in the balance of the defined benefit obligation for post-employment and other non-current employee benefits

	2021	2020	2019
Pension and Retirement Plans:
Initial balance	Ps. 4,311	Ps. 3,912	Ps. 3,388
Current service cost	244	229	170
Effect on curtailment	—	—	2
Interest expense	291	269	275
Actuarial gains or losses	5	257	585
Foreign exchange loss	18	28	(69)
Benefits paid	(364)	(455)	(395)
Past service cost	—	71	(44)
	Ps. 4,515	Ps. 4,311	Ps. 3,912
Seniority Premiums:
Initial balance	Ps. 865	Ps. 630	Ps. 411
Current service cost	84	68	35
Interest expense	62	53	37
Actuarial gains or losses	74	187	155
Benefits paid	(107)	(73)	(84)
Past service cost	—	—	76
	Ps. 978	Ps. 865	Ps. 630

15.6 Changes in the balance of trust assets

	2021	2020	2019
Pension and retirement plans:
Balance at beginning of year	Ps. 1,201	Ps. 1,122	Ps. 1,031
Actual return on trust assets	33	75	81
Foreign exchange gain	—	4	2
Life annuities	—	—	8
Balance at end of year	Ps. 1,234	Ps. 1,201	Ps. 1,122

Seniority premiums
Balance at beginning of year	Ps. 137	Ps. 127	Ps. 111
Actual return on trust assets	(4)	10	16
Balance at end of year	Ps. 133	Ps. 137	Ps. 127
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

The following table presents the impact in absolute terms of a variation of 1.0% in the assumptions on the net defined benefit liability associated with the Company’s defined benefit plans. The sensitivity of this 1.0% on the significant actuarial assumptions is based on projected long-term discount rates for Mexico and a yield curve projections of long-term Mexican government bonds - CETES:

-1.0%:			Income Statement		Accumulated OCI
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability (asset)	Current Service Cost	Past Service Cost	Gain or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps. 255	Ps. —	Ps. —	Ps. 226	Ps. 1,463
Seniority premiums	Ps. 90	Ps. —	Ps. —	Ps. 58	Ps. 173
Total	Ps. 345	Ps. —	Ps. —	Ps. 284	Ps. 1,636
Expected salary increase	Current Service Cost	Past Service Cost	Gain or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps. 211	Ps. —	Ps. —	Ps. 172	Ps. 1,288
Seniority premiums	Ps. 75	Ps. —	Ps. —	Ps. 45	Ps. 145
Total	Ps. 286	Ps. —	Ps. —	Ps. 217	Ps. 1,433
15.8 Employee benefits expense
On April 23, 2021, Mexican government enacted changes on several labor laws in order to regulate labor outsourcing. In particular, these changes increased the cost of profit sharing. The amount recorded to expense was of Ps, 1,068 compared to Ps. 673 in 2020.

For the years ended December 31, 2021, 2020 and 2019, employee benefits expenses recognized in the consolidated income statements are as follows:

	2021	2020	2019
Included in cost of goods sold:
Wages and salaries	Ps. 4,301	Ps. 3,955	Ps. 4,052
Social security costs	1,359	1,251	1,277
Employee profit sharing	57	89	79
Pension and seniority premium costs (Note 15.4)	52	69	34
Share-based payment expense (Note 16.2)	19	4	1
Included in selling and distribution expenses:
Wages and salaries	16,627	15,620	16,068
Social security costs	4,787	4,587	4,717
Employee profit sharing	959	551	539
Pension and seniority premium costs (Note 15.4)	235	261	185
Share-based payment expense (Note 16.2)	32	20	2
Included in administrative expenses:
Wages and salaries	2,788	2,448	2,742
Social security costs	581	541	625
Employee profit sharing	52	33	35
Pension and seniority premium costs (Note 15.4)	41	38	20
Share-based payment expense (Note 16.2)	225	166	185
Total employee benefits expense	Ps. 32,115	Ps. 29,633	Ps. 30,561
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
The bonus amounts are determined based on each eligible participant’s level of responsibility and based on the EVA generated by the applicable business unit the employee works for. This formula is established by considering the level of responsibility within the organization, the employees’ evaluation and competitive compensation in the market.
The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of achievement of the goals established every year. The bonuses are recognized in the income statement in the year earned and are paid in cash the following year. During the years ended December 31, 2021, 2020 and 2019 the bonus expense recorded amounted to Ps. 856, Ps.747 and Ps. 940, respectively.
16.2 Share-based payment bonus plan
The Company has a stock incentive plan for the benefit of its senior executives. This plan uses as its main evaluation metric the EVA. Under the EVA stock incentive plan, eligible executives are entitled to receive a special annual bonus (fixed amount), to purchase FEMSA and Coca-Cola FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 33% per year. Fifty percent of Coca-Cola FEMSA’s annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options. For the years ended December 31, 2021, 2020 and 2019, no stock options have been granted to executives. Beginning with January 1, 2016 the shares ratably vest over a three year period.
The special bonus is granted to the eligible executive on an annual basis and after withholding applicable taxes. The Company contributes the individual executive’s special bonus (after taxes) in cash to the Administrative Trust (which is controlled and consolidated by FEMSA), which then uses the funds to purchase FEMSA and Coca-Cola FEMSA shares (as instructed by the Corporate Practices Committee), which are then allocated to such executive.
Coca-Cola FEMSA accounts for its share-based payment bonus plan as an equity-settled share based payment transaction, since it is its parent company, FEMSA, who ultimately grants and settles with shares these obligations due to executives.
At December 31, 2021 the shares granted under the Company’s executive incentive plans are as follows:

	Number of shares
Incentive Plan	FEMSA	KOF	Vesting period
2017	326,561	369,791	2018-2020
2018	211,290	256,281	2019-2021
2019	312,006	457,338	2020-2022
2020	666,281	956,926	2021-2023
2021	780,524	1,197,820	2022-2024
Total	2,296,662	3,238,156
For the years ended December 31, 2021, 2020 and 2019, the total expense recognized for the period arising from share-based payment transactions, using the grant date model, was of Ps. 276 Ps. 190 and Ps. 188, respectively.
As of December 31, 2021 and 2020, the asset recorded by the Company in its consolidated statements of financial position amounted was of Ps. 303 and Ps. 192 respectively, see Note 12.

Note 17. Bank Loans and Notes Payables

Expressed in millions of mexican pesos. (1)	2022	2023	2024	2025	2026	2027 and following years	Carrying value as of December 31, 2021	Fair value as of December 31, 2021	Carrying value as of December 31, 2020

Short- term debt:
Fixed rate debt:
Argentine pesos
Bank loans	461	—	—	—	—	—	461	461	711
Interest rate	41.02%	—	—	—	—	—	41.02%		44.73%
Uruguayan pesos
Bank loans	184	—	—	—	—	—	184	184	498
Interest rate	6.00%	—	—	—	—	—	6.00%		15.13%
Subtotal	645	—	—	—	—	—	645	645	1,209
Variable rate debt:
Colombian pesos
Bank loans	—	—	—	—	—	—	—	—	436
Interest rate	—	—	—	—	—	—	—		3.08%
Subtotal	—	—	—	—	—	—	—	—	436
Short- term debt	645	—	—	—	—	—	645	645	1,645

Long term debt:
Fixed rate debt:
U.S. Dollar
Yankee bond	—	—	—	—	—	52,255	52,255	56,147	50,598
Interest rate	—	—	—	—	—	3.09%	3.09%		3.09%
Mexican pesos
Senior notes	—	7,498	—	—	—	18,449	25,947	24,722	21,483
Interest rate	—	5.46%	—	—	—	7.59%	6.97%		7.00%
Brazilian reais
Bank loans	48	28	18	—	—	—	94	94	157
Interest rate	6.00%	6.40%	6.62%	—	—	—	6.24%		6.18%
Uruguayan pesos
Bank loans	256	930	—	—	—	—	1,186	1,186	1,031
Interest rate	8.04%	6.27%	—	—	—	—	6.65%		9.72%

Expressed in millions of mexican pesos. (1)	2022	2023	2024	2025	2026	2027 and following years	Carrying value as of December 31, 2021	Fair value as of December 31, 2021	Carrying value as of December 31, 2020
Subtotal	304	8,456	18	0	—	70,704	79,482	82,149	73,269
Variable rate debt:
Mexican pesos
Senior notes	1,499	—	—	1,726	2,425	—	5,650	5,540	3,181
Interest rate	5.49%	—	—	5.32%	5.29%	—	5.35%		4.64%
Bank loans	—	—	—	—	—	—	—	—	9,335
Interest rate	—	—	—	—	—	—	—		5.04%
Brazilian reais
Bank loans	5	—	—	—	—	—	5	5	48
Interest rate	8.95%	—	—	—	—	—	8.95%		8.44%
Subtotal	1,504	—	—	1,726	2,425	—	5,655	5,545	12,564
Long term debt	1,808	8,456	18	1,726	2,425	70,704	85,137	87,694	85,833
Current portion of long term debt	1,808	—	—	—	—	—	1,808	1,805	3,372
Long- term debt	—	8,456	18	1,726	2,425	70,704	83,329	85,889	82,461
(1)All interest rates shown in this table are weighted average contractual annual rates.

The fair value of bank loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2021 and 2020, which is considered to be level 1 in the fair value hierarchy.

For the years ended December 31, 2021, 2020 and 2019, the interest expense related to the bank loans and notes payable is comprised as follows and included in the consolidated income statement under the interest expense caption:

	2021	2020	2019
Interest on debts and borrowings	Ps. 4,544	Ps. 6,228	Ps. 4,459
Finance charges for employee benefits	248	231	200
Derivative instruments (Interest)	1,097	1,174	1,946
Finance charges of leases	101	105	129
Finance operating charges	202	156	170
	Ps. 6,192	Ps. 7,894	Ps. 6,904

The Company has the following debt bonds: a) registered with the Mexican stock exchange: i) Ps. 7,500 (nominal amount) with a maturity date in 2023 and fixed interest rate of 5.46%, ii) Ps. 1,500 (nominal amount) with a maturity date in 2022 and floating interest rate of TIIE + 0.25%, iii) Ps. 8,500 (nominal amount) with a maturity date in 2027 and fixed interest rate of 7.87%, iv) Ps. 1,727 (nominal amount) with a maturity date in 2025 and floating interest rate of TIIE + 0.08%, v) Ps. 3,000 (nominal amount) with a maturity date in 2028 and fixed interest rate of 7.35%, vi) Ps. 6,965 (nominal amount) with a maturity date in 2028 and fixed rate of 7.36%, and vii) Ps. 2,435 (nominal amount) with a maturity date in 2026 and floating rate of TIIE + 0.05%, and b) registered with the SEC : i) Senior notes of US. $ 1,250 with interest at a fixed rate of 2.75% and maturity date on January 22, 2030, ii) Senior notes of US. $ 705 with interest at a fixed rate of 1.85% and maturity date on September 1, 2032 and iii) Senior notes of US. $ 600 with interest at a fixed rate of 5.25% and maturity date on November 26, 2043 all of which are guaranteed by our subsidiaries: Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., and Yoli de Acapulco, S. de R.L. de C.V. (“Guarantors”).

During 2019, the Company had credit contracts in Mexico for an amount of Ps. 9,400 at an interest rate of 8.39% and 7.91%. Such loans were used to settle bank loans denominated in USD and for general corporate purposes. Additionally, the Company obtained during 2019 bank loans in Uruguay, Colombia and Argentina for an amount of Ps. 1,670.

During 2020, the Company obtained (and paid off) bank loans to build liquidity in light of the recent COVID-19 pandemic: in Mexico for an amount of Ps. 15,650 at a weighted interest rate of 6.04%, and in Argentina and Colombia for an amount of Ps. 1,184. Similarly, on January 22, 2020 the Company prepaid senior notes in Mexico for US. $ 900, and on February 18, 2020, the Company paid the total balance of its senior notes for US. $ 500. In addition, the Company celebrated bank loans in Argentine and Uruguayan peso with some banks for Ps. 711 and Ps. 759 (nominal amounts), respectively.

On September 2021, the Company issued the first Sustainability-Linked Bond (SLB) in the Mexican Market on a dual-tranche transaction for an amount of Ps. 9,400; such bonds were used to prepay bank loans in Mexico with maturity dates in 2025 and 2026. The bond’s interest rate depends on us achieving key performance indicators, and in the event that such indicators are not met by the dates established in the offering documents, the interest rate on the bonds will increase by 25 basis points.

Additionally, during 2021, the Company obtained bank loans in local currency in Argentina and Uruguay for Ps. 461 and Ps. 1,114 (nominal amounts) respectively.

17.1 Reconciliation of liabilities arising from financing activities.

		Cash flows		Non-cash impact
	Carrying Value at December 31, 2020	Repayments	Proceeds	New leases	Others	Foreign Exchange movement	Translation Effect	Carrying Value at December 31, 2021
Short-term bank loans	Ps. 1,645	Ps. (1,925)	Ps. 844	Ps. —	Ps. —	Ps. —	Ps. 81	Ps. 645
Total short-term from financing activities	Ps. 1,645	Ps. (1,925)	Ps. 844	Ps. —	Ps. —	Ps. —	Ps. 81	Ps. 645
Long-term bank loans	10,568	(9,764)	947	—	—	—	(467)	1,284
Long-term notes payable	75,265	(2,500)	9,400	—	—	1,688	—	83,853
Total long-term from financing activities	Ps. 85,833	Ps. (12,264)	Ps. 10,347	Ps. —	Ps. —	Ps. 1,688	Ps. (467)	Ps. 85,137

Lease liabilities	Ps. 1,306	Ps. (629)	Ps. —	Ps. 533	Ps. 340	Ps. (3)	Ps. (42)	Ps. 1,505

Total from financing activities	Ps. 88,784	Ps. (14,818)	Ps. 11,191	Ps. 533	Ps. 340	Ps. 1,685	Ps. (428)	Ps. 87,287

		Cash flows		Non-cash impact
	Carrying Value at December 31, 2019	Repayments	Proceeds	New leases	Others	Foreign Exchange movement	Translation Effect	Carrying Value at December 31, 2020
Short-term bank loans	Ps. 882	Ps. (17,641)	Ps. 18,525	Ps. —	Ps. —	Ps. —	Ps. (121)	Ps. 1,645
Short-term notes payable	—	—	—	—	—	—	—	—
Total short-term from financing activities	Ps. 882	Ps. (17,641)	Ps. 18,525	Ps. —	Ps. —	Ps. —	Ps. (121)	Ps. 1,645
Long-term bank loans	11,576	(896)	293	—	—	—	(405)	10,568
Long-term notes payable	57,519	(26,650)	43,479	—	—	1,018	(101)	75,265
Long-term lease liabilities	—	—	—	—	—	—	—	—
Total long-term from financing activities	Ps. 69,095	Ps. (27,546)	Ps. 43,772	Ps. —	Ps. —	Ps. 1,018	Ps. (506)	Ps. 85,833
Lease liabilities (1)	Ps. 1,383	Ps. (573)	Ps. —	Ps. 599	Ps. 33	Ps. (13)	Ps. (123)	Ps. 1,306
Total from financing activities	Ps. 71,360	Ps. (45,760)	Ps. 62,297	Ps. 599	Ps. 33	Ps. 1,005	Ps. (750)	Ps. 88,784
(1) Beginning balance as of adoption date; January 1st, 2019

Note 18. Other Income and Expenses

	2021	2020	2019
Other income:
Gain on sale of long-lived assets	Ps. 259	Ps. 274	Ps. 330
Cancellation of contingencies	745	344	565
Foreign exchange gain related to operating activities	—	—	79
Joint venture sale	—	212	—
Other (1)	498	664	916
	Ps. 1,502	Ps. 1,494	Ps. 1,890
Other expenses:
Provisions for contingencies	Ps. 938	Ps. 842	Ps. 1,305
Loss on the retirement of long-lived assets	199	291	318
Loss on sale of long-lived assets	201	178	288
Loss on the retirement of intangible assets	3	375	—
Impairment (See Note 8)	250	2,501	948
Severance payments (2)	233	192	1,062
Donations	258	361	288
Foreign exchange losses related to operating activities	61	69	—
Other	166	296	171
	Ps. 2,309	Ps. 5,105	Ps. 4,380
.

(1)Following a favorable decision from Brazilian tax authorities received during 2019, Coca-Cola FEMSA has been entitled to reclaim indirect tax payments made in prior years in Brazil, resulting in the recognition of a tax credit and a positive effect in the operating revenues and other income captions of the consolidated income statements. See note 23.2.1.
(2)During 2019, the Company incurred restructuring costs related to some of their operations as part of an efficiency program.
Note 19. Financial Instruments
Fair Value of Financial Instruments
The Company uses a three-level fair value hierarchy to prioritize the inputs used to measure the fair value of its financial instruments. The three input levels are described as follows:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
•Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
•Level 3: are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.
The Company measures the fair value of its financial assets and liabilities classified as level 1 and 2, applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2021 and 2020:

	2021		2020
	Level 1	Level 2	Level 1	Level 2
Derivative financial instruments asset	Ps. 764	Ps. 4,911	Ps. 488	Ps. 2,440
Derivative financial instruments liability	35	58	84	1,417
Trust assets of labor obligations	1,367	—	1,338	—

Impact of hedging on equity

Set out below is the reconciliation of each component of equity and the analysis of other comprehensive income:

	Foreign exchange forward contracts	Foreign currency option	Cross-currency swaps	Interest Rate swaps	Treasury Lock contracts	Commodity price contracts	Total holders of the parent	Non-controlling interest	Total
As at January 1, 2020	Ps. (208)	Ps. —	Ps. (776)	Ps. (78)	Ps. 71	Ps. 23	Ps. (968)	Ps. (97)	Ps. (1,065)
Financial instruments – purchases	(837)	2	161	—	—	351	(323)	53	(270)
Change in fair value of financial instruments recognized in OCI	—	—	2,654	—	—	9	2,663	414	3,077
Amount reclassified from OCI to profit or loss	286	(2)	1,544	98	(102)	(37)	1,787	199	1,986
Foreign currency revaluation of the net foreign operations	—	—	(3,588)	—	—	—	(3,588)	(530)	(4,118)
Effects of changes in foreign exchange rates	7	—	92	14	—	(8)	105	16	121
Tax effect	163	—	(254)	(33)	31	(108)	(201)	(52)	(253)
As at December 31, 2020	Ps. (589)	Ps. —	Ps. (167)	Ps. 1	Ps. —	Ps. 230	Ps. (525)	Ps. 3	Ps. (522)
Financial instruments – purchases	70	—	396	—	—	427	893	70	963
Change in fair value of financial instruments recognized in OCI	—	—	2,543	—	—	826	3,369	310	3,679
Amount reclassified from OCI to profit or loss	785	—	10	(1)	—	(1,141)	(347)	(142)	(489)
Foreign currency revaluation of the net foreign operations	—	—	(1,385)	—	—	—	(1,385)	(105)	(1,490)
Effects of changes in foreign exchange rates	7	—	8	—	—	(9)	6	(1)	5
Tax effect	(253)	—	(500)	—	—	(34)	(787)	(45)	(832)
As at December 31, 2021	Ps. 20	Ps. —	Ps. 905	Ps. —	Ps. —	Ps. 299	Ps. 1,224	Ps. 90	Ps. 1,314
19.1 Forward agreements to purchase foreign currency
The Company has entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations of the Mexican peso and other currencies.
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
At December 31, 2021, the Company had the following outstanding forward agreements to purchase foreign currency:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2022	Ps. 6,131	Ps. (49)	Ps. 78
At December 31, 2020, the Company had the following outstanding forward agreements to purchase foreign currency:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2021	Ps. 7,130	Ps. (843)	Ps. 4
.

19.2 Cross-currency swaps
The Company has cross-currency swaps contracts to reduce the risk of interest rate and exchange rate fluctuation in the contracted credits denominated in USD. Cross-currency swaps are designated as hedge instruments when the Company changes the debt profile to the functional currency to reduce the exchange rate fluctuation risk.
The fair value is estimated using market prices that would apply to terminate the contracts at the end of the period. For accounting purposes, the cross-currency swaps are recorded as both, cash flow hedges in regard to the foreign exchange risk, and fair value hedges in regard to the interest rate risk and related foreign exchange risk. The fair value changes related to exchange rate fluctuations of the notional amount of those cross-currency swaps and the accrued interest are recorded in the consolidated income statements. The remaining portion of the fair value changes, when designated as cash flow hedges, are recorded in the consolidated statement of financial position in “cumulative other comprehensive income”. If they are designated as fair value hedges the changes in this remaining portion are recorded in the income statements as “market value (gain) loss on financial instruments”.
At December 31, 2021, the Company had the following outstanding cross-currency swap agreements:

		Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2022	Ps. 407	Ps. —	Ps. 45
2023	11,733	—	3,628
2026	6,348	(1)	220
2027	7,204	—	366
2030	3,911	(8)	404
At December 31, 2020, the Company had the following outstanding cross-currency swap agreements:

		Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2021	Ps. 404	Ps. (4)	Ps. —
2023	11,371	—	2,165
2027	6,982	(464)	80
2030	3,790	(107)	192

19.3 Interest Rate swaps
The Company has contracted a number of interest rate swaps associated with its debt denominated in USD. These interest rate swaps are designated as fair value hedges and the fair value changes are recorded in the income statement as “market value (gain) loss on financial instruments”.

At December 31, 2021, the Company had the following outstanding interest rate swap agreements.

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2032	Ps. 6,175	Ps. —	Ps. 170

At December 31, 2020, the Company had no outstanding interest rate swap agreements:

19.4 Commodity price contracts
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
The fair value of expired or sold commodity contracts is recorded in cost of goods sold with the hedged items.
As of December 31, 2021, the Company had the following aluminum price contracts:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2022	Ps. 102	Ps. —	Ps. 62
As of December 31, 2021, the Company had the following PX + MEG (resin) price contracts:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2022	Ps. 470	Ps. (28)	Ps. 5

As of December 31, 2021, the Company had the following sugar price contracts:

		Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2022	Ps. 2,020	Ps. (7)	Ps. 502
2023	769	—	195
As of December 31, 2020, the Company had the following aluminum price contracts:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2021	Ps. 695	Ps. —	Ps. 125
2022	Ps. 99	Ps. —	Ps. 17
As of December 31, 2020, the Company had the following PX + MEG (resin) price contracts:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2021	Ps. 729	Ps. (65)	Ps. —
As of December 31, 2020, the Company had the following sugar price contracts:

		Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2021	Ps. 1,260	Ps. (18)	Ps. 275
2022	366	—	70

19.5 Sale of Estrella Azul
On September 30, 2020, Coca-Cola FEMSA announced that its joint venture with The Coca-Cola Company (Compañía Panameña de Bebidas, S.A.P.I. de C.V.) successfully sold 100% of its stock interest in Estrella Azul, a dairy products company in Panama. As part of the transaction, the company agreed with the buyer that we could receive payments in the future if the business of Estrella Azul achieves certain volume and EBITDA targets during the 2022-2027 period. The Company estimated the amount of the payments to be received based on the forecasts of the business (level 3 inputs) and calculated their fair value using an income approach. As of December 31, 2021 and 2020, the financial assets recognized in the consolidated statement of financial position has a total value of Ps. 5 and Ps. 8, respectively.

19.6 Net effects of expired contracts that met hedging criteria

Derivative	Impact in consolidated income statement - Gain (Loss)	2021	2020	2019
Cross-currency swaps	Interest expense	Ps. —	Ps. (109)	Ps. (199)
Cross-currency swaps	Foreign exchange	—	1,212	480
Interest rate swaps	Interest expense	—	(163)	(515)
Option to purchase foreign currency	Cost of good sold	—	8	(63)
Forward agreements to purchase foreign currency	Cost of good sold	(788)	839	(163)
Commodity Price contracts	Cost of good sold	1,245	(131)	(391)
19.7 Net effect of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes.

Derivative	Impact in consolidated income statement	2021	2020	2019
Embedded derivatives	Market value (loss) on financial instruments	Ps. —	Ps. —	Ps. 4
Cross currency swaps and interest rate swaps	Market value (loss) on financial instruments	80	(212)	(293)
19.8 Net effect of expired contracts that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in consolidated income statement	2021	2020	2019
Cross currency swaps and interest rate swaps	Market value (loss) on financial instruments	Ps. —	Ps. (212)	Ps. (293)
Embedded derivatives	Market value (loss) gain on financial instruments	—	—	4
19.9 Risk management
The Company has exposure to the following financial risks:
•Market risk;
•Interest rate risk;
•Liquidity risk; and
•Credit risk
Additionally, the COVID-19 pandemic has also caused and continues to cause significant volatility in the financial markets, undermining investors’ confidence in the growth of countries and businesses. Due to the volatility caused by the COVID-19 pandemic, as well as currency depreciations against the U.S. dollar in many of the countries where we operate and an increase in the price of certain raw materials, our cost of goods sold has increased.
19.9.1 Market risk
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
The Company tracks the fair value (mark to market) of its derivative financial instruments and its possible changes using scenario analyses. The following disclosures provide a sensitivity analysis of the market risks, which the Company is exposed to as it relates to foreign exchange rates, interest rates and commodity prices, which it considers in its existing hedging strategy:

Forward agreement to purchase U.S. Dollar (MXN/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2021	(11)%	Ps. (298)	Ps. —
2020	(19)%	(884)	—
2019	(9)%	(739)	—
Forward agreement to purchase U.S. Dollar (BRL/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2021	(16)%	Ps. (284)	Ps. —
2020	(21)%	(357)	—
2019	(13)%	(155)	—
Forward agreement to purchase U.S. Dollar (COP/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2021	(11)%	Ps. (81)	Ps. —
2020	(16)%	(142)	—
2019	(10)%	(54)	—
Forward agreement to purchase U.S. Dollar (ARS/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2021	(1)%	Ps. (3)	Ps. —
2020	(2)%	(2)	—
2019	(25)%	(88)	—
Forward agreement to purchase U.S. Dollar (UYU/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2021	(4)%	Ps. (7)	Ps. —
2020	(9)%	(21)	—
2019	(5)%	(23)	—
Forward agreement to purchase U.S. Dollar (CRC/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2021	(3)%	Ps. (10)	Ps. —
Cross currency swaps (USD to MXN)	Change in USD rate	Effect on equity	Profit and loss effect
2021	(11)%	Ps. (1,645)	Ps. —
2020	(19)%	(5,507)	—
2019	(9)%	(2,315)	—
Cross currency swaps (USD to BRL)	Change in USD rate	Effect on equity	Profit and loss effect
2021	(16)%	Ps. (2,300)	Ps. —
2020	(21)%	(2,161)	—
2019	(13)%	(645)	—
Sugar price contracts	Change on sugar Price	Effect on equity	Profit and loss effect
2021	(28)%	Ps. (714)	Ps. —
2020	(32)%	(515)	—
2019	(24)%	(255)	—
Aluminum price contracts	Change on Aluminum price	Effect on equity	Profit and loss effect
2021	(24)%	Ps. (39)	Ps. —
2020	(16)%	(289)	—
2019	(15)%	(1,164)	—

Options to purchase foreign currency (MXN to USD)	Change on USD rate	Effect on equity	Profit and loss effect
2021	—%	Ps. —	Ps. —
2020	(10)%	(6)	—
2019	(13)%	(303)	—

19.9.2 Interest rate risk
Interest rate risk is the risk that the expected cash flows of a financial instrument will fluctuate because of changes in market interest rates.
The Company is exposed to interest rate risk because it and its subsidiaries borrow funds at both fixed and variable interest rates. The risk is managed by the Company by maintaining an appropriate mix between fixed and variable rate borrowings, and by the use of the different derivative financial instruments. In addition, the Company regularly evaluates its hedging activities according to its interest rate views and defined risk appetite, ensuring the most cost-effective hedging strategies are applied.
The following disclosures provide a sensitivity analysis of the interest rate risks considered reasonably possible for the following fiscal year, according with its existing floating rate borrowings and derivative financial instruments at the end of the reporting period:

Interest Rate Risk	Change in U.S.$ rate	Effect on (profit) or loss
2021	+100 bps	Ps. (160)
2020	+100 bps	(102)
2019	+100 bps	(44)
19.9.3 Liquidity risk
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
See Note 17 for a disclosure of the Company’s maturity dates associated with its non-current financial liabilities as of December 31, 2021.
The following table reflects all contractually fixed and variable payoffs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected net cash outflows and inflows from derivative financial liabilities (assets) that are in place as of December 31, 2021.
Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities without fixed amounts or timing are based on economic conditions (like interest rates and foreign exchange rates) existing at December 31, 2021.

(In millions of Ps)	2022	2023	2024	2025	2026	2027 and thereafter
Notes and bonds	Ps. 1,499	Ps. 7,498	Ps. —	Ps. 1,726	Ps. 2,425	Ps. 70,704
Loans from banks	954	958	17	—	—	—
Derivatives financial liabilities (assets)	(605)	(3,825)	—	—	(219)	(933)

The Company generally makes payments associated with its financial liabilities with cash generated from its operations.
19.9.4 Credit risk
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
The Company has a high receivable turnover, hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in cash. The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2021 and 2020 is the carrying amounts (see Note 5).
The credit risk for liquid funds and derivative financial instruments is limited because the counterparties are highly rated banks as designated by international credit rating agencies.
The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining a Credit Support Annex (CSA) that establishes margin requirements. As of December 31, 2021 the Company concluded that the maximum exposure to credit risk related with derivative financial instruments is not significant given the high credit rating of its counterparties.
19.10 Cash Flow hedges
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

In these hedging relationships, the main sources of inefficiency are:
•The effect of the credit risk of the counterparty and the Company on the fair value of foreign currency forward contracts, which is not reflected in the change in the fair value of the hedged cash flows; and
•Changes in the periods of the hedges.

As of December 31, 2021, the Company’s financial instruments used to hedge its exposure to foreign exchange rates, interest rates and commodity risks were as follows:

	Maturity
	1-6 months	6-12 months	More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Notional amount (in millions of pesos)	1,985	1,057	—
Average exchange rate MXN/USD	20.88	21.40	—
Notional amount (in millions of pesos)	984	593	—
Average exchange rate BRL/USD	5.61	5.97	—
Notional amount (in millions of pesos)	497	191	—
Average exchange rate COP/USD	3,858	3,952	—
Notional amount (in millions of pesos)	280	—	—
Average exchange rate ARS/USD	122.56	—	—
Notional amount (in millions of pesos)	165	48	—
Average exchange rate UYU/USD	45.51	46.30	—
Notional amount (in millions of pesos)	211	120	—
Average exchange rate CRC/USD	646.33	650.71	—
Foreign exchange currency swap contracts
Notional amount (in millions of pesos)	—	—	12,968
Average exchange rate MXN/USD	—	—	19.81
Notional amount (in millions of pesos)	—	—	15,026
Average exchange rate BRL/USD	—	—	4.47
Notional amount (in millions of pesos)	407	—	1,202
Average exchange rate COP/USD	3,543	—	3,550
Interest rate risk
Interest rate swaps
Notional amount (in millions of pesos)	—	—	6,175
Average interest rate			0.09%
Commodities risk
Aluminum (in millions of pesos)	67	35	—
Average price (USD/Ton)	1,722.00	1,777.00	—
Sugar (in millions of pesos)	1,366	653	769
Average price (USD cent/Lb)	15.22	14.76	14.74
PX+MEG (in millions of pesos)	337	134	—
Average price (USD /Ton)	934	866	—

As of December 31, 2020, the Company’s financial instruments used to hedge its exposure to foreign exchange rates, interest rates and commodity risks were as follows:

	Maturity
	1-6 months	6-12 months	More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Notional amount (in millions of pesos)	2,806	1,888	—
Average exchange rate MXN/USD	23.35	23.47	—
Notional amount (in millions of pesos)	844	491	—
Average exchange rate BRL/USD	5.41	5.37	—
Notional amount (in millions of pesos)	511	212	—
Average exchange rate COP/USD	3,750	3,740	—
Notional amount (in millions of pesos)	96	—	—
Average exchange rate ARS/USD	92.97	—	—
Notional amount (in millions of pesos)	225	58	—
Average exchange rate UYU/USD	45.92	45.69	—
Foreign exchange currency swap contracts
Notional amount (in millions of pesos)	—	—	12,568
Average exchange rate MXN/USD	—	—	19.81
Notional amount (in millions of pesos)	—	—	9,575
Average exchange rate BRL/USD	—	—	4.00
Interest rate risk
Interest rate swaps
Notional amount (in millions of pesos)	404	—	—
Average interest rate	3,454	—%	—
Commodities risk
Aluminum (in millions of pesos)	325	370	—
Average price (USD/Ton)	1,654	1,720	1,740
Sugar (in millions of pesos)	869	391	365
Average price (USD cent/Lb)	12.13	11.87	12.17
PX+MEG (in millions of pesos)	364	364	—
Average price (USD /Ton)	730	730	—
Note 20. Non-Controlling Interest in Consolidated Subsidiaries
An analysis of Coca-Cola FEMSA’s non-controlling interest in its consolidated subsidiaries as of December 31, 2021, 2020 and 2019 is as follows:

	2021	2020	2019
Mexico	Ps. 5,200	Ps. 4,823	Ps. 5,671
Colombia	19	22	21
Brazil	803	738	1,059
	Ps. 6,022	Ps. 5,583	Ps. 6,751

Non-controlling interests in Mexico primarily represent the individual results of a Mexican holding company Kristine Overseas, S.A.P.I. de C.V. This entity also has non-controlling stakes in certain Brazilian subsidiaries.
The changes in Coca-Cola FEMSA’s non-controlling interest were as follows:

	2021	2020	2019
Balance at beginning of the period	Ps. 5,583	Ps. 6,751	Ps. 6,806
Net income of non-controlling interest	623	61	529
Exchange differences on translation of foreign operations	(210)	(1,261)	(565)
Valuation of the effective portion of derivative financial instruments, net of taxes	87	100	(16)
Dividends paid	(61)	(68)	(3)
Balance at end of the period	Ps. 6,022	Ps. 5,583	Ps. 6,751
Note 21. Equity
21.1 Equity accounts
As of December 31, 2021, the common stock of Coca-Cola FEMSA is represented by 16,806,658,096 common shares, with no par value. Fixed capital stock is Ps. 934 (nominal value) and variable capital is unlimited.
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

The capital stock of the Company prior to and immediately after the Stock Split is as follows:

Outstanding shares prior to the Stock Split:

Series of shares	Shareholders	Outstanding shares	% of the capital stock	% of ordinary shares with full voting rights
A	Wholly-owned subsidiary of Fomento Económico Mexicano, S.A.B. de C.V.	992,078,519	47.22%	62.96%
D	Wholly-owned subsidiaries of The Coca-Cola Company	583,545,678	27.78%	37.04%
L	Public float	525,208,065	25.00%	0%
Total		2,100,832,262	100%	100%

Outstanding shares after the Stock Split:

Series of shares	Shareholders	Outstanding shares	% of the capital stock	% of ordinary shares with full voting rights
A	Wholly-owned subsidiary of Fomento Económico Mexicano, S.A.B. de C.V.	7,936,628,152	47.22%	55.97%
D	Wholly-owned subsidiaries of The Coca-Cola Company	4,668,365,424	27.78%	32.92%
B	Public float	1,575,624,195	9.38%	11.11%
L	Public float	2,626,040,325	15.63%	0%
Total		16,806,658,096	100%	100%

As of December 31, 2021, 2020 and 2019, the number of each share series representing Coca-Cola FEMSA’s common stock is comprised as follows:

	Thousands of Shares

Series of shares	2021	2020	2019
A	7,936,628	7,936,628	7,936,628
B	1,575,624	1,575,624	1,575,624
D	4,668,366	4,668,366	4,668,366
L	2,626,040	2,626,040	2,626,040
	16,806,658	16,806,658	16,806,658

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve amounts to 20% of common stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company. As of December 31, 2021, 2020 and 2019, this reserve was Ps. 412, Ps. 412 and Ps. 187 respectively included in retained earnings.
Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except for restated shareholder contributions and distributions made from net taxable income, denominated “Cuenta de Utilidad Fiscal Neta” (“CUFIN”).
Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. This tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. The Company’s consolidated balances of CUFIN at December 31, 2021, that are not subject to withholding tax, amounted to Ps. 14,027 .
For the years ended December 31, 2021, 2020 and 2019 the dividends declared and paid per share by the Company are as follows:

Series of shares (1)	2021 (1)	2020	2019
A	Ps. 5,000	Ps. 4,822	Ps. 3,512
D	2,941	2,836	2,066
L	1,654	1,595	1,162
B	993	957	697
	Ps. 10,588	Ps. 10,210	Ps. 7,437
(1)At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 19, 2021, the shareholders declared a dividend of Ps. 10,588 that was paid on May 4, 2021 and November 3, 2021. This represents a dividend of Ps. 5.04 per each ordinary share.

There were no withholding taxes associated with the payment of dividends in 2021, 2020 and 2019 by the Company to its shareholders

21.2 Capital management
The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balances in order to obtain the lowest cost of capital available. The Company manages its capital structure and adjust it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2021 and 2020.
The Company is not subject to any externally imposed capital requirements, other than the legal reserve (see Note 21.1).
The Company's Finance and Planning Committee reviews the capital structure of the Company on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. In conjunction with this objective, the Company seeks to maintain the highest credit rating both nationally and internationally, currently rated AAA and A/A2/BBB+ respectively, which requires us to comply, among others, with the financial metrics that each rating agency considers. For example, some rating agencies require us to maintain a debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio lower than 2.0x. As a result, prior to entering into new business ventures, acquisitions or divestitures, management evaluates the impact that these transactions can have on its credit rating.
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

Earnings amounts per share type are as follows:

	2021
	Per series	Per series	Per series	Per series
	"A" shares	"D" shares	"B" shares	"L" shares
Consolidated net Income	Ps. 7,712	Ps. 4,536	Ps. 1,531	Ps. 2,552
Consolidated net income attributable to equity holders of the parent	7,418	4,363	1,473	2,454
Weighted average number of shares for basic earnings per share (millions of shares)	7,937	4,668	1,576	2,626
	2020
	Per series	Per series	Per series	Per series
	"A" shares	"D" shares	"B" shares	"L" shares
Consolidated net Income	Ps. 4,896	Ps. 2,880	Ps. 972	Ps. 1,620
Consolidated net income attributable to equity holders of the parent	4,868	2,863	966	1,610
Weighted average number of shares for basic earnings per share (millions of shares)	7,937	4,668	1,576	2,626
	2019
	Per series	Per series	Per series	Per series
	"A" shares	"D" shares	"B" shares	"L" shares
Consolidated net Income	Ps. 5,965	Ps. 3,508	Ps. 1,184	Ps. 1,973
Consolidated net income attributable to equity holders of the parent	5,715	3,360	1,135	1,891
Weighted average number of shares for basic earnings per share (millions of shares)	7,937	4,668	1,576	2,626

Note 23. Income Taxes
23.1 Income Tax
The major components of income tax expense for the years ended December 31, 2021, 2020 and 2019 are:

	2021	2020	2019
Current tax expense:
Current year	Ps. 4,259	Ps. 7,367	Ps. 6,011
Deferred tax expense:
Origination and reversal of temporary differences	2,795	(3,391)	905
(Benefit) utilization of tax losses recognized	(445)	1,452	(1,268)
Total deferred tax expense (benefit)	2,350	(1,939)	(363)
Total income tax expense in consolidated net income	Ps. 6,609	Ps. 5,428	Ps. 5,648

2021	Mexico	Foreign	Total
Current tax expense:
Current year	Ps. 3,356	Ps. 903	Ps. 4,259
Deferred tax expense:
Origination and reversal of temporary differences	1,659	1,136	2,795
Utilization (benefit) of tax losses recognized	356	(801)	(445)
Total deferred tax	2,015	335	2,350
Total income tax expense in consolidated net income	Ps. 5,371	Ps. 1,238	Ps. 6,609

2020	Mexico	Foreign	Total
Current tax expense:
Current year	Ps. 6,311	Ps. 1,056	Ps. 7,367
Deferred tax expense:
Origination and reversal of temporary differences	(2,676)	(715)	(3,391)
Utilization (benefit) of tax losses recognized	1,962	(510)	1,452
Total deferred tax (benefit)	(714)	(1,225)	(1,939)
Total income tax expense (benefit) in consolidated net income	Ps. 5,597	Ps. (169)	Ps. 5,428

2019	Mexico	Foreign	Total
Current tax expense:
Current year	Ps. 5,123	Ps. 888	Ps. 6,011
Deferred tax expense:
Origination and reversal of temporary differences	(438)	1,343	905
(Benefit) of tax losses recognized	(1,136)	(132)	(1,268)
Total deferred tax (benefit)	(1,574)	1,211	(363)
Total income tax expense in consolidated net income	Ps. 3,549	Ps. 2,099	Ps. 5,648

Recognized in Consolidated Statement of Other Comprehensive Income (OCI)

Income tax related to items recognized directly in OCI during the year:	2021	2020	2019
Unrealized loss (gain) on cash flow hedges	Ps. 787	Ps. 216	Ps. (373)
Remeasurements of the net defined benefit liability	(27)	(130)	(192)
Total income tax recognized in OCI	Ps. 760	Ps. 86	Ps. (565)

Balance of income tax included in Accumulated Other Comprehensive Income (AOCI) as of:

Income tax related to items recognized directly in OCI as of year-end:	2021	2020	2019
Unrealized loss (gain) on derivative financial instruments	Ps. 573	Ps. (212)	Ps. (481)
Comprehensive loss (income) to be reclassified to profit or loss in subsequent periods	573	(212)	(481)
Re-measurements of the net defined benefit liability	(408)	(378)	(240)
Balance of income tax in AOCI	Ps. 165	Ps. (590)	Ps. (721)
A reconciliation between effective income tax rate and Mexican domestic statutory tax rate for the years ended December 31, 2021, 2020 and 2019 follows:

	2021	2020	2019
Mexican statutory income tax rate	30%	30%	30%
Income tax from prior years	(0.64)%	(0.38)%	(2.66)%
(Loss) on monetary position for subsidiaries in hyperinflationary economies	(0.21)%	(0.62)%	(0.50)%
Annual inflation tax adjustment	6.48%	0.73%	0.78%
Non-deductible expenses	1.82%	2.49%	3.92%
Non-taxable income	—%	—%	—%
Income taxed at a rate other than the Mexican statutory rate	1.14%	0.08%	1.28%
Effect of restatement of tax values	(2.54)%	(1.81)%	(1.47)%
Effect of change in statutory rate	(0.09)%	(0.23)%	(0.52)%
Income tax credits (1)	(2.69)%	(10.34)%	(0.18)%
Tax loss (2)	(3.57)%	13.80%	(1.01)%
Other	(0.78)%	0.04%	1.04%
	28.92%	33.76%	30.68%

(1) Favorable position of Brazilian Courts related to a no taxation on financial effects of recovered tax credits from previously won judicial disputes, which allowed a recognition of a deferred tax credit in Brazil in 2021 and 2020.
(2) During 2020, the Company recognized an amount of Ps. 2,349 in the deferred tax asset based on the probability of the expected timing of reversal of tax losses in Mexico.

Deferred income tax
An analysis of the temporary differences giving rise to deferred income tax liabilities (assets) is as follows:

	Consolidated Statement of Financial Position as of		Consolidated Income Statement
	2021	2020	2021	2020	2019
Expected credit losses	Ps. (96)	Ps. (64)	Ps. (34)	Ps. (10)	Ps. (18)
Inventories	17	23	(1)	72	(37)
Prepaid expenses	55	26	29	(17)	41
Property, plant and equipment, net	(1,171)	(1,006)	(223)	(90)	128
Rights of use assets	112	176	(68)	(22)	197
Other assets	(340)	(325)	(28)	(389)	24
Finite useful lived intangible assets	(54)	(128)	69	(275)	(78)
Indefinite lived intangible assets	1,412	796	165	140	114
Post-employment and other non-current employee benefits	(447)	(381)	(59)	4	65
Derivative financial instruments	2	74	(72)	80	(12)
Contingencies	(889)	(1,627)	171	182	(94)
Employee profit sharing payable	(444)	(208)	(236)	(7)	17
Tax loss carryforwards	(7,244)	(6,915)	(445)	2,342	(1,268)
Tax credits to recover (1)	(1,394)	(2,594)	1,200	(1,629)	(122)
Cumulative other comprehensive income	165	(590)	760	86	29
Liabilities of amortization of goodwill of business acquisition	5,897	6,554	87	—	860
Financial leasing	(155)	(211)	53	(23)	(190)
Other (2)	(1,058)	(2,269)	982	(2,383)	(19)
Deferred tax (income)			Ps. 2,350	Ps. (1,939)	Ps. (363)

Deferred tax, asset	Ps. (8,342)	Ps. (11,143)
Deferred tax, liability	2,710	2,474
Deferred income taxes, net	Ps. (5,632)	Ps. (8,669)
(1)Corresponds to income tax credits from dividends received from foreign subsidiaries to be recovered within the next ten years accordingly to the Mexican Income Tax law.
(2)One of the principal items considered are deferred non deductible interest calculated according to the Mexican Tax Law.

The changes in the balance of the net deferred income tax asset are as follows:

	2021	2020	2019
Balance at beginning of the period	Ps. (8,669)	Ps. (6,661)	Ps. (5,582)
Deferred tax provision for the period	2,350	(1,939)	(363)
Change in the statutory rate	81	(42)	(66)
Acquisition of subsidiaries	—	—	57
Effects in equity:
Unrealized loss (gain) on derivative financial instruments	787	216	(373)
Cumulative translation adjustment	(163)	(392)	(230)
Remeasurements of the net defined benefit liability	(27)	(130)	(192)
Inflation adjustment	9	279	88
Balance at end of the period	Ps. (5,632)	Ps. (8,669)	Ps. (6,661)
The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.

The Company has determined that undistributed profits of its subsidiaries, will not be distributed in the foreseeable future. The temporary differences associated with investments in subsidiaries, associates and joint ventures, for which deferred tax liabilities have not been recognized, aggregate to December 31, 2021: Ps. 8,762, December 31, 2020: Ps. 5,212 and, December 31, 2019: Ps. 13,187.
Tax Loss Carryforwards

Some subsidiaries in Mexico, Colombia, Argentina and Brazil have tax loss carryforwards. Unused tax loss carryforwards, for which a deferred income tax asset has been recognized, may be recovered provided certain requirements are fulfilled. The tax losses carryforwards for which deferred tax asset has been recorded and their corresponding years of expiration are as follows:

Tax Loss Carryforwards amounts in millions
2025	Ps. 1,218
2026	5,516
2027	—
2028	509
2029	10
2030	—
2031 and thereafter	89
No expiration (Brazil)	14,787
Ps. 22,129

During 2013, the Company completed certain acquisitions in Brazil. In connection with the acquisitions in Brazil the Company recorded certain goodwill balances that are deductible for Brazilian income tax reporting purposes. The deduction of such goodwill amortization has resulted in the creation of Net Operating Losses (NOLs) in Brazil which the NOLs for which deferred tax asset has been recorded, which have no expiration, but their usage is limited to 30% of Brazilian taxable income in any given year. As of December 31, 2021 and 2020 the Company believes that it is more likely than not that it will ultimately recover such NOLs through the reversal of temporary differences and future taxable income. Accordingly, the related deferred tax assets have been fully recognized.
The changes in the balance of tax loss carryforwards are as follows:

	2021	2020	2019
Balance at beginning of the period	Ps. 21,522	Ps. 28,871	Ps. 25,879
Increase	5,768	4,985	6,029
Utilization of tax losses	(4,558)	(1,986)	(1,854)
Unused tax losses - 2028 to 2030	—	(7,830)	—
Effect of foreign currency exchange rates	(603)	(2,518)	(1,183)
Balance at end of the period	Ps. 22,129	Ps. 21,522	Ps. 28,871
.
23.2 Recoverable taxes
Recoverable taxes result mainly from higher provisional payments of income tax during 2021 in México in comparison to current year income tax, and other indirect tax, which will be compensated or recovered in future years.
The operations in Guatemala, Colombia, Nicaragua and Panama are subject to a minimum tax. In Guatemala and Colombia this tax is recoverable under certain circumstances only. Guatemala tax basis is determined considering the highest between total assets and net income; in Colombia tax basis is equity.
23.2.1 Exclusion of the State VAT (ICMS) on the federal sale taxes (PIS / COFINS) calculate basis
On March 15, 2017 the Brazilian Federal Supreme Court (STF) ruled that the inclusion of the VAT (ICMS) on federal sales taxes (PIS and COFINS) taxable basis was unconstitutional. During 2019, our companies in Brazil obtained conclusive favorable motions over this exclusion of VAT (ICMS) over PIS / COFINS calculation. The net favorable effects of each case are to be recorded at the time all formalities and legal procedures are finalized and recovery of the taxes paid becomes virtually certain. During 2021, 2020 and 2019, the administrative formalities for three of the motions and the recoverable taxes were concluded and were recorded in other operating revenues in the income statement.

As of December 31, 2021 and 2020 the amount of recoverable taxes in Brazil including PIS and COFINS is Ps. 1,243 and Ps. 2,523 respectively.

23.3 Tax Reform
Brazil
In early 2017, the Supreme Court decided that the value-added tax would not be used as the basis for calculating the federal sales tax, resulting in a reduction of the federal sales tax. The Brazilian tax authorities have appealed the Supreme Court’s decision and such appeal was refused on a final decision in May 2021. However, our Brazilian subsidiaries commenced legal proceedings to ascertain their ability to calculate federal sales tax without using the value-added tax as a basis, in accordance with the Supreme Court’s first ruling, and obtained a final favorable resolution in 2019. In 2021, the federal production and sales taxes together resulted in an average of 16.20% tax over net sales.

In recent years, the excise tax rate on concentrate in Brazil has undergone recurrent temporary fluctuations. The excise tax rate was increased from 4.0% to 12.0% from January 1, 2019 to June 30, 2019, was reduced to 8.0% from July 1, 2019 to September 30, 2019 and was increased to 10.0% from October 1, 2019 to December 31, 2019. The excise tax rate was reduced to 4.0% from January 1, 2020 to May 31, 2020, was increased to 8.0% from June 1, 2020 to November 30, 2020, was reduced again to 4.0% from December 1, 2020 to January 31, 2021, and was increased to 8.0% from February 1, 2021 onwards. The tax credit that we may recognize in our Brazilian operations in connection with purchases of concentrate in the Manaus Free Trade Zone has been affected accordingly.

Argentina
On January 1, 2018, a tax reform became effective in Argentina. That reform reduced the income tax rate from 35.0% to 30.0% for 2018 and 2019, and then to 25.0% for 2020. In June 2021 (effective retroactively to January 2021), the Argentine government increased the income tax rate to 35.0% for 2021 onwards and imposed a tax rate of 7.0% on dividends paid to non-resident stockholders and resident individuals.

This same tax reform imposed a new tax on dividends paid to nonresident stockholders and resident individuals at a rate of 7.0% for 2018 and 2019, and then to 13.0% for the following years. The reform decreased the sales tax rate in the province of Buenos Aires from 1.75% to 1.5% in 2018. The reform shceduled a reduction in the sales tax rate in the City of Buenos Aires from to 2.0% to 1.5% in 2019, to 1.0% in 2020, to 0.5% in 2021. Nonetheless,the Argentine government issued several executive decrees since 2019 to maintain the sales tax rate for both the province of Buenos Aires and the City of Buenos Aires at a rate of 1.5%.

Mexico
On January 1, 2019, the Mexican government eliminated the right to offset any tax credit against any payable tax (universal offset or compensation universal). Effective as of such date, tax credits are only offset against taxes of the same nature, and it is not possible to offset tax credits against taxes withheld to third parties.

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

In April 2021, the Mexican government amended the Federal Labor Law, the Tax Code and other laws that regulate labor benefits to, among other things, prohibit the outsourcing of personnel, except in certain circumstances. As a result of this tax reform, the deduction of expenses related to the outsourcing is prohibited as well as the ability to credit the value-added tax generated by the expenses related to the outsourcing and in extreme cases, the outsourcing of personnel may qualify as tax fraud. This reform became effective on September 1, 2021.

In accordance with amendments to Mexican tax laws in effect from January 1, 2022, Mexican issuers are joint and severally liable for taxes payable on gains derived from the sale or disposition of its shares or securities representing its shares, such as ADSs, by major shareholders who are non-Mexican residents with no permanent establishment in Mexico for tax purposes, to other non-Mexican residents with no permanent establishment in Mexico for tax purposes, to the extent that such Mexican issuer fails to provide certain information with respect to such sale or disposition to the Mexican tax authorities. For purposes of these regulations, “major shareholders” are shareholders that are identified in reports submitted by the Mexican issuer to the CNBV on an annual basis as a result of being (i) directors or officers who directly or indirectly own 1.0% or more of the Mexican issuer’s capital stock, (ii)

shareholders who directly or indirectly own 5.0% or more of the Mexican issuer’s capital stock or (iii) within the ten largest shareholders of the Mexican issuer based on direct ownership of shares of capital stock. Although in some instances Mexican tax authorities have indicated that this reporting obligation would only apply to transfers of shares or securities representing shares that result in a change of control, there are no established criteria or general interpretations to that effect issued by the Mexican tax authorities. There is currently no obligation by non-Mexican residents to inform Mexican issuers about their sales or dispositions of shares or securities representing shares, which limits our ability to comply with our reporting obligations to the Mexican tax authorities. Therefore, the amount of a potential tax liability is uncertain and difficult to determine given inherent mechanics and procedures, including the application of any tax treaties available, applicable to the trading of publicly-traded securities.

Colombia
On January 1, 2019, a new tax reform became effective in Colombia. This reform reduced the previous income tax rate of 33.0% for 2019 to 32.0% for 2020, to 31.0% for 2021 and to 30.0% for 2022. The minimum assumed income tax (renta presuntiva sobre el patrimonio) was also reduced from 3.5% for 2018 to 1.5% for 2019 and 2020, and to —% for 2021. In addition, the thin capitalization ratio was adjusted from 3:1 to 2:1, and was modified to apply only to transactions between related parties. Commencing on January 1, 2019, value-added tax, which was applied only to the first sale in the supply chain prior to December 31, 2018, began to be applied and transferred throughout the entire supply chain, which in our case results in charging value-added tax on the sales price of our finished goods (applicable to our Colombian subsidiary located in the free trade zone). For companies located in free trade zones, the value-added tax is charged on the cost of imported raw materials of national and foreign origin, which we are able to credit against the value-added tax on the sales price of our products. The municipality sales tax was 50.0% deductible against income tax payable in 2019 and 100.0% deductible in 2020. Finally, the value-added tax paid on acquired fixed assets will be credited against income tax or the minimum assumed income tax. Additionally, this tax reform increased the tax rate on dividends paid to foreign individuals and non-resident entities from 5.0% to 7.5%. The tax reform also imposed a tax rate of 7.5% on dividends paid to Colombian companies. This tax is charged only on the first distribution of dividends from one Colombian corporate entity to another, and a credit resulting from the tax withholding is carried forward until a Colombian company makes a distribution to a shareholder that is an individual residing in Colombia or a non-resident individual or entity.

In October 2019, the Colombian courts declared the tax reform that became effective on January 1, 2019 unconstitutional. On December 27, 2019, the Colombian government enacted a new tax reform, which became effective on January 1, 2020. In general, the reform maintained the provisions introduced on the previous tax reform and included some additional changes, as follows: (i) the minimum assumed income tax rate (renta presuntiva sobre el patrimonio) was reduced from 1.5% to 0.5% for 2020 and reduced to —% for the year 2021 onwards; (ii) the tax rate on dividends paid to Colombian resident individuals was reduced from 15.0% to 10.0%; (iii) the tax rate on dividends paid to foreign individuals and non-resident entities was increased from 7.5% to 10.0%; (iv) the possibility to deduct 100.0% of the municipality sales tax against payable income tax was postponed to 2022; and (v) taxpayers were granted more flexibility to credit or recover the value-added tax of imported goods from free trade zones.

In August 2021, a new tax reform became effective in Colombia. This reform increased the income tax rate from 30.0% to 35.0% for 2022 onwards and limited to 50.0% the ability to deduct the municipality sales taxes against income taxes.

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

Uruguay
On December 31, 2021 Uruguayan government issued an executive decree that increased the excise tax from 19% to 22% for energy drinks that should have applied beginning January 2022.

On December 29, 2020, the Uruguayan government issued an executive decree to modify the way the excise tax credit of beverages sold in returnable bottles is calculated, which excise tax credit is currently 1.15 Uruguayan pesos (Ps.0.53 as of December 31, 2021) per liter. Starting on January 1, 2021 and until June 30, 2021, the excise tax credit was calculated based on the ratio of purchases made by any company in Uruguay selling returnable bottles produced in Uruguay in the last three years to the total purchases of returnable bottles made by such company in and outside Uruguay in the last three years. The Uruguayan government did not issue another executive decree with the rules so since July 1st, 2021, this tax credit is not longer applicable.
Note 24. Other Liabilities, Provisions and Commitments
24.1 Other current financial liabilities

	2021	2020
Sundry creditors	Ps. 657	Ps. 1,018
Derivative financial instruments	84	930
Total	Ps. 741	Ps. 1,948
24.2 Provisions and other non-current liabilities

	2021	2020
Provisions	Ps. 4,150	Ps. 5,100
Taxes payable	53	67
Other (1)	2,007	2,144
Total	Ps. 6,210	Ps. 7,311
(1) Includes an amount of Ps. 899 for 2021 an 2020 related of certain tax contingencies that expired and are payable to the former shareholders of Spaipa (acquired in 2013).

24.3 Other non-current financial liabilities

	2021	2020
Derivative financial instruments	Ps. 9	Ps. 571
Security deposits	499	363
Total	Ps. 508	Ps. 934
24.4 Provisions recorded in the consolidated statement of financial position
The Company has various loss contingencies and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2021 and 2020:

	2021	2020
Taxes	Ps. 2,066	Ps. 2,540
Labor	1,472	1,681
Legal	612	879
Total (1)	Ps. 4,150	Ps. 5,100
(1) As it is customary in Brazil, the Company is required to guarantee tax, legal and labor contingencies by guarantee deposits. See Note 12.

24.5. Changes in the balance of provisions recorded
24.5.1 Taxes

	2021	2020	2019
Balance at beginning of the period	Ps. 2,540	Ps. 4,696	Ps. 5,038
Penalties and other charges	30	—	1
New contingencies	148	186	368
Cancellation and adjustments	(59)	(152)	(247)
Payments	(236)	(187)	(68)
Reversal of indemnifiable items (1)	—	(1,177)	—
Other Effects	(263)	—	—
Effect of foreign currency exchange rates	(94)	(826)	(396)
Balance at end of the period	Ps. 2,066	Ps. 2,540	Ps. 4,696

(1) This amount for 2021 includes Ps. 899 of certain tax contingencies that expired and are payable to the former shareholders of Spaipa (acquired in 2013), see Note 24.2.
24.5.2 Labor

	2021	2020	2019
Balance at beginning of the period	Ps. 1,681	Ps. 2,222	Ps. 2,340
Penalties and other charges	303	228	249
New contingencies	363	227	465
Cancellation and expiration	(445)	(51)	(273)
Contingencies added in business combinations	—	—	44
Payments	(358)	(561)	(401)
Effects of foreign currency exchange rates	(72)	(384)	(202)
Balance at end of the period	Ps. 1,472	Ps. 1,681	Ps. 2,222
24.5.3 Legal

	2021	2020	2019
Balance at beginning of the period	Ps. 879	Ps. 1,065	Ps. 920
Penalties and other charges	68	8	94
New contingencies	26	193	128
Cancellation and expiration	(241)	(141)	(45)
Contingencies added in business combinations	—	—	77
Payments	(97)	(111)	(44)
Effect of foreign currency exchange rates	(23)	(135)	(65)
Balance at end of the period	Ps. 612	Ps. 879	Ps. 1,065
While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.
24.6 Unsettled lawsuits
The Company has entered into several proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and its subsidiaries. These proceedings have arisen in the ordinary course of business and are common to the industry in which the Company operates. Such contingencies were classified by the Company as less than probable but not remote, the estimated amount including uncertain tax position as of December 31, 2021 of these lawsuits is Ps. 102,659, however, the Company believes that the ultimate resolution of such proceedings will not have a material effect on its consolidated financial position or result of operations.
The Company has tax disputes, most of which are related to its Brazilian operations, with loss expectations assessed by management and supported by the analysis of legal counsel considered as possible. The main possible tax contingencies of Brazilian operations amount to approximately Ps. 55,288. This refers to various tax disputes related primarily to: (i) Ps. 8,573 of credits for ICMS (VAT);

(ii) Ps. 30,821 related to tax credits of IPI over raw materials acquired from Free Trade Zone Manaus; (iii) Claims of Ps. 4,766 related to compensation of federal taxes not approved by the Tax authorities; (iv) Ps. 8,549 relating to questions about the amortization of goodwill generated in acquisitions operations; and (v) Ps. 2,579 relating to liability over the operations of a third party, former distributor, in the period from 2001 to 2003. The Company is defending its position in these matters and final decision is pending in court.
After conducting a thorough analysis, during 2021 the Company has decided to reverse its temporary decision to suspend tax credits on concentrate purchased from the Manaus Free Trade Zone in Brazil. As a result, the Company has recognized an extraordinary benefit of Ps. 1,083 million in the cost of goods sold equivalent to the accumulated credit suspended since 2019 and until the first quarter of 2021. This decision was supported by recent developments and opinions from external advisors.
In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where these subsidiaries operate. The Company does not expect any material liability to arise from these contingencies.
24.7 Collateralized contingencies
As is customary in Brazil, the Company has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 10,721, Ps. 7,342 and Ps. 10,471 as of December 31, 2021, 2020 and 2019, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies. Also as disclosed in Note 7.2 there is some restricted cash in Brazil relates to short term deposits in order to fulfill the collateral requirements for accounts payable.
24.8 Commitments
The Company has signed commitments for the purchase of property, plant and equipment of Ps. 726 and Ps. 432 as December 31, 2021 and 2020, respectively.
Note 25. Information by segment
The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who periodically reviews financial information at the country level. Thus, each of the separate countries in which the Company operates is considered an operating segment.
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
Segment disclosure for the Company’s consolidated operations is as follows:

2021	Mexico and Central America (1)	South America (2)	Consolidated
Total revenues	115,794	79,010	194,804
Intercompany revenue	5,415	13	5,428
Gross profit	57,366	31,232	88,598
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method	15,792	7,060	22,852
Depreciation and amortization	5,988	3,846	9,834
Non-cash items other than depreciation and amortization	1,052	561	1,613
Equity in earnings profit (loss) of associated companies and joint ventures	141	(53)	88
Total assets	170,543	101,024	271,567
Investments in associate companies and joint ventures	5,991	1,503	7,494
Total liabilities	115,738	28,257	143,995
Capital expenditures, net(3)	9,800	4,064	13,865

2020	Mexico and Central America (1)	South America (2)	Consolidated
Total revenues	106,783	76,832	183,615
Intercompany revenue	4,998	18	5,016
Gross profit	52,906	29,905	82,811
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method	14,751	1,326	16,077
Depreciation and amortization	6,471	4,137	10,608
Non-cash items other than depreciation and amortization	979	515	1,494
Equity in earnings (loss) of associated companies and joint ventures	(95)	(186)	(281)
Total assets	165,887	97,179	263,066
Investments in associate companies and joint ventures	5,804	1,819	7,623
Total liabilities	113,727	26,882	140,609
Capital expenditures, net(3)	6,764	3,590	10,354

2019	Mexico and Central America (1)	South America (2)	Consolidated
Total revenues	109,249	85,222	194,471
Intercompany revenue	5,673	15	5,688
Gross profit	52,384	35,123	87,507
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method	10,349	8,060	18,409
Depreciation and amortization	6,380	4,262	10,642
Non-cash items other than depreciation and amortization	878	205	1,083
Equity in earnings (loss) of associated companies and joint ventures	(177)	46	(131)
Total assets	147,374	110,465	257,839
Investments in associate companies and joint ventures	6,198	3,553	9,751
Total liabilities	95,694	32,460	128,154
Capital expenditures, net(3)	667	4,788	11,465

(1)Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 94,762, Ps. 87,833 and Ps. 91,358 during the years ended December 31, 2021, 2020 and 2019, respectively. Domestic (Mexico only) total assets were Ps. 149,421, Ps. 148,068 and Ps. 130,045 as of December 31, 2021, 2020 and 2019, respectively. Domestic (Mexico only) total liabilities were Ps. 109,945, Ps. 109,086 and Ps. 91,427 as of December 31, 2021, 2020 and 2019, respectively.
(2)South America includes Brazil, Argentina, Colombia and Uruguay. South America revenues include Brazilian revenues of Ps. 53,051, Ps. 56,191 and Ps. 61,554 during the years ended December 31, 2021, 2020 and 2019, respectively. Brazilian total assets were Ps. 74,163, Ps. 70,376 and Ps. 82,667 as of December 31, 2021, 2020 and 2019, respectively. Brazilian total liabilities Ps. 20,440, Ps. 19,148 and Ps. 24,103 as of December 31, 2021, 2020 and 2019, respectively. South America revenues also include Colombian revenues of Ps. 14,180, Ps. 12,049 and Ps. 13,522 during the years ended December 31, 2021, 2020 and 2019, respectively. Colombian total assets were Ps. 15,132, Ps. 15,993 and Ps. 16,518 as of December 31, 2021, 2020 and 2019, respectively. Colombian total liabilities were Ps. 3,395, Ps. 3,262 and Ps. 4,154 as of December 31, 2021, 2020 and 2019, respectively. South America revenues also include Argentine revenues of Ps. 8,408, Ps. 5,468 and Ps. 6,725 during the years ended December 31, 2021, 2020 and 2019, respectively. Argentine total assets were Ps. 6,087, Ps. 5,039 and Ps. 5,341 as of December 31, 2021, 2020 and 2019, respectively. Argentine total liabilities were Ps. 2,013, Ps. 1,842 and Ps. 1,637 as of December 31, 2021, 2020 and 2019, respectively. South America revenues also include Uruguay revenues of Ps. 3,371, Ps. 3,124 and Ps. 3,421, during the years ended on December 31, 2021 and 2020, respectively. Uruguay total assets were Ps. 5,642, Ps. 5,771 and Ps. 5,939 as of December 31, 2021 and 2020, respectively. Uruguay total liabilities were Ps. 2,409, Ps. 2,630 and Ps. 2,566, as of December 31, 2021 and 2020, respectively.
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

Fees in the ’10 per cent’ test for derecognition of financial liabilities - amendments to IFRS 9 - Financial Instruments
As part of its 2019-2020 annual improvements to IFRS standards process the IASB issued amendments to IFRS 9. The amendments clarify the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendments.
The amendments are effective for annual reporting periods beginning on or after January 1, 2023 with earlier adoption permitted. The Company will apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendments.
The amendments are not expected to have a material impact on the Company.

Definition of Accounting Estimates - Amendments to IAS 8

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of “accounting estimates”. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.
The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed.
The amendments are not expected to have a material impact on the Company.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2
In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments to IAS 1 are applicable for annual periods beginning on or after 1 January 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.

‘Income Taxes’ Amendments to IAS 12,

On May 7, 2021, the IASB issued amendments to IAS 12 “Income Tax”
The amendments require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments modify paragraphs 15, 22 and 24 of IAS 12, which state that the initial recognition exemption does not apply to operations that at the time of initial recognition give rise to equal taxable and deductible temporary differences.
The amendments are effective for annual reporting periods beginning on or after 1 January 2023 with earlier adoption permitted.
The amendments are not expected to have a material impact on the Company.

Note 27. Subsequent Events

Effective January 24, 2022, the Company, through its Brazilian subsidiary Spal Industria Brasileira de Bebidas, S.A. completed the acquisition of 100% of CVI Refrigerantes Ltda. (herein “CVI”), in an all cash transaction for a consideration transferred of Ps. 1,948 (R$523). CVI was a bottler of Coca-Cola trademark products, which operated mainly in Rio Grande do Sul, Brazil. This acquisition will reinforce the Company’s leadership position in Brazil. The Company started integrating the results of CVI as of February 2022.

On January 25, 2022, the Company announced the construction of a new recycling plant together with ALPLA México, S.A. de C.V. (“ALPLA”), that will be known as “PLANETA”, (“Planta Nueva Ecología de Tabasco” in Spanish). The plant will have a joint investment between Coca-Cola FEMSA and ALPLA of more than US$ 60 million and will operate with state-of-the-art technology to process up to 50,000 tons of post-consumption PET bottles per year, to produce up to 35,000 tons of food grade recycled material, ready to be reused. The plant is expected to start operations during the first quarter of 2023.