Form 20-F
period 2022-12-31
COCA COLA FEMSA SAB DE CV
filed 2023-04-17
CIK 910631

As filed with the Securities and Exchange Commission on April 14, 2023.
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022
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
The number of outstanding shares of each class of capital or common stock as of December 31, 2022 was:

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
☒ Yes    ☐ No
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
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
☐ Yes    ☒ No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes    ☒ No

- i -

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
Currency Translations and Estimates
This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.19.4960 to US$1.00, the exchange rate for Mexican pesos on December 31, 2022, according to the U.S. Federal Reserve Board. On April 7, 2023, this exchange rate was Ps.18.1350 to US$1.00.
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
•fluctuation in the prices of raw materials;
•changes or interruptions in our information technology systems;
•effects on our business from changes to our various suppliers’ business and demands;
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
•adverse weather or natural disasters; and
•health epidemics, pandemics and similar outbreaks, including future outbreak of diseases, or the spread of existing diseases (including COVID-19), and their effect on customer behavior and on economic, political, social and other conditions in the countries where we operate and globally.

Forward-looking statements involve inherent risks and uncertainties. Accordingly, we caution readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
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
This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2022 and 2021 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2022, 2021 and 2020.
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
In the case of Argentina, the economy satisfies the conditions to be treated as a hyperinflationary economy based on various economic factors, including that Argentina’s cumulative inflation over the three-year period prior to December 31, 2022 exceeded 100%, according to available indexes in the country. We adjusted the financial information of our Argentine operations to recognize inflationary effects. Our functional currency in Argentina was converted to Mexican pesos for the periods ended December 31, 2022, 2021 and 2020 using the exchange rates at the end of such periods. See Note 3.4 to our consolidated financial statements.
Except when specifically indicated, information in this annual report on Form 20-F is presented as of December 31, 2022 and does not give effect to any transaction subsequent to that date.

Dividends and Dividend Policy
The following table sets forth the nominal amount in Mexican pesos of dividends declared, paid and to be paid per share each year and the U.S. dollar amounts on a per share basis actually paid or to be paid to holders of American Depositary Shares, which we refer to as ADSs, on each of the respective payment dates.

Fiscal Year with Respect to which Dividend was Declared(1)	Date Dividend Paid or To Be Paid	Mexican Pesos per Share or Unit, as applicable (Nominal)(2)	U.S. Dollars per Share or Unit, as applicable(3)
2018	May 3, 2019	1.770(4)	0.093
	November 1, 2019	1.770(4)	0.093
2019	May 5, 2020	2.430(5)	0.102 (5)
	November 3, 2020	2.430(5)	0.115(5)
2020	May 4, 2021	2.520(6)	0.124(6)
	November 3, 2021	2.520(6)	0.121 (6)
2021	May 3, 2022	2.715(7)	0.133 (7)
	November 3, 2022	2.715 (7)	0.138 (7)
2022	May 3, 2023	2.900 (8)	— (8)(9)
	November 3, 2023	2.900 (8)	— (8)(9)

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
(8) Dividend declared per unit. The dividend was Ps.0.7250 per share, or the amount of the dividend declared divided by eight.
(9) Because the dividend declared for the fiscal year 2022 has not been paid at the time of this annual report, the U.S. dollar per share amount has not been determined.

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
The reputation of Coca-Cola trademarks and our trademarks and trademark infringement could adversely affect our business.
Substantially all of our sales are derived from sales of Coca-Cola trademark beverages owned by The Coca-Cola Company. Maintenance of the reputation and intellectual property rights of these trademarks and other trademarks that we own is essential to our ability to attract and retain retailers and consumers and is a key driver for our success. We cannot provide any assurances that the legal steps we are taking in our territories are sufficient to protect these intellectual property rights or that, notwithstanding legal protection, others do not or will not infringe or misappropriate these intellectual property rights. Failure to maintain the reputation of the Coca-Cola trademarks and other trademarks that we own or to effectively protect such trademarks could cause customer confusion and have a material adverse effect on our business, financial condition and results of operations.
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
Risks related to public health crises and weather and climatic conditions

Pandemics and public health crises, such as the COVID-19 pandemic, have and may continue to adversely affect our business, financial condition and results of operations.

The public health crisis caused by the COVID-19 pandemic and the measures taken by governments, businesses, including us, and the public at large since early 2020 have had an adverse impact on our business. At times, we experienced a decrease in sales of certain of our products as a result of government responses to the COVID-19 pandemic, including temporary closures and capacity restrictions at points of sale, including restaurants, cinemas and other venues.

The COVID-19 pandemic has disrupted and could continue to disrupt supply chains across the world, which has increased and could continue to increase the cost of some of our raw materials and therefore has negatively affected and may continue to adversely affect our financial results.

Although unprecedented efforts to fight the COVID-19 pandemic have been taken and we have experienced improved trends throughout 2021 and 2022, we cannot predict how long the COVID-19 pandemic will last and whether there will be further outbreaks of new variants in the future in any of the markets where we operate. The full extent to which the COVID-19 pandemic will negatively affect our results of operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted.

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
In addition, from time to time, we establish and publicly announce goals and commitments to reduce our carbon footprint by increasing our use of recycled packaging materials and participating in environmental and sustainability programs and initiatives organized or sponsored by non-governmental organizations and other groups to reduce greenhouse gas emissions industry-wide. If we fail to achieve, due to restrictions to access or short supply of energy from clean or renewable sources, or improperly report on our progress toward achieving our carbon footprint reduction goals and commitments, the resulting negative publicity could adversely affect consumer preference and demand for our beverage products.
Risks related to our information systems and social media

If we are unable to protect our information systems against service interruption, misappropriation of data or breaches of security, our operations could be disrupted, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on networks, information systems, and other technology, or IT systems, including the Internet and third-party hosted platforms and services, to support a variety of business processes and activities, including procurement and supply chain, manufacturing, distribution, invoicing, collection of payments and storage of client and employee personal data. We also use IT systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting and legal and tax requirements. Because IT systems are critical to many of our operating activities, our business may be impacted by system shutdowns, service disruptions, or security breaches. In addition, such incidents could result in the unauthorized disclosure of confidential information or regulated individual personal data. In that case, we could be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and IT systems. Any severe damage, disruption, or shutdown in our IT systems could adversely affect our business, financial condition, and results of operations.
We invest in specialized personnel, technologies, controls, cyber insurance, and personnel training to prevent these possible impacts. As a means of preventing such impacts, we maintain a cyber risk management program overseen by the Audit Committee and our senior management. Despite our investments and focus on the cyber risk management program, we may be subject to unexpected security breaches that impact our information and systems' availability, integrity, or confidentiality. There is no assurance that the measures we implement will be sufficient to prevent such breaches.
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
In the past, the concentrate prices for Coca-Cola trademark beverages have been increased in some of the countries where we operate. We may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the pricing of our products or our results.
The prices for our other raw materials are driven by market prices and local availability, the imposition of import duties and restrictions, fluctuations in exchange rates and inflation. We are also required to meet all of our supply needs (including sweeteners and packaging materials) from suppliers approved by The Coca-Cola Company, and The Coca-Cola Company may limit the number of suppliers available to us. Our sales prices are denominated in the local currency of each country where we operate, while the prices of certain materials, including those used in the bottling of our products, mainly polyethylene terephthalate, or PET resin, preforms to make plastic bottles, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in, or determined with reference to, the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the applicable local currency. We cannot anticipate whether the U.S. dollar will appreciate or depreciate with respect to such local currencies in the future, and we cannot assure you that we will be successful in mitigating any such fluctuations through derivative instruments or otherwise. See “Item 4. Information on the Company—The Company—Raw Materials.”
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
In addition, geopolitical conflicts, including the ongoing military conflict involving Russia and Ukraine and the resulting economic sanctions imposed on Russia and certain Russian citizens and enterprises have resulted, and could continue to result, in volatile commodity markets, supply chain disruptions and greater risk of cyber incidents across the world. Volatility in commodity markets and supply chain disruptions have increased and may continue to increase the cost of some of our raw materials and therefore have an adverse effect on our business, financial condition and results of operations.
Increases in the cost, disruption of supply or shortage of energy or fuel could adversely affect our business and results of operations.
Our bottling operations operate large fleets of trucks and other motor vehicles to distribute and deliver beverage products to our business partners, clients and customers. In addition, we use a significant amount of electricity, natural gas and other energy sources to operate our bottling plants and distribution facilities. An increase in the price, disruption of supply or shortage of fuel and other energy sources in the countries where we operate, which may be caused by increased demand, natural disasters, power outages or government regulations, taxes, policies or programs, including programs designed to reduce greenhouse gas emissions to address climate change, could increase our operating costs and negatively impact our business and results of operations. Changes in government regulations in the countries where we operate, including reforms related to transmission, distribution and other costs, could lead to a substantial increase in our electricity cost. See “Item 4. Information on the Company—Regulation—Other Regulations.”
Risks related to regulatory developments, taxes and legal proceedings

Regulatory developments may adversely affect our business, financial condition and results of operations.
The principal areas in which we are subject to laws and regulations include anti-corruption, anti-bribery, anti-money laundering, water, environment, energy, labor, taxation, health, antitrust and price controls. See “Item 4. Information on the Company—Regulation.” In addition, we are also subject to laws and regulations in connection with the sale and distribution of our products including beer and other alcoholic beverages. Changes in existing laws and regulations, the adoption of new laws or regulations, or a stricter interpretation or enforcement thereof in the countries where we operate may increase our operating and compliance costs or impose restrictions on our operations which, in turn, may adversely affect our business, financial condition and results of operations.
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

We operate in multiple territories and are subject to complex regulatory frameworks with increased enforcement activities. We maintain a Global Integrity Compliance Program (GCIP) that is supervised by our senior management, and employ a Legal Compliance Officer in each country where we operate. Reports on such compliance program are presented to the Audit Committee of our board of directors on a semi-annual basis. Despite our internal governance and compliance processes, we may be subject to unexpected breaches by our employees, contractors or other agents (third parties) of our code of ethics, anti-corruption and anti-money laundering policies and other internal guidelines, including instances of fraudulent behavior, corrupt practices and dishonesty by any of them. Our failure to comply with applicable laws and other standards could harm our reputation, subject us to substantial fines, sanctions or penalties and adversely affect our business. There is no assurance that we will be able to comply with changes in any laws and regulations within the timelines established by the relevant regulatory authorities.
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

We have and we may continue to acquire bottling operations and other businesses, as well as enter into business alliances. Key elements to achieving the benefits and expected synergies of our acquisitions and mergers are the integration of acquired or merged businesses’ operations into our own in a timely and effective manner and the retention of qualified and experienced key personnel. We may incur unforeseen liabilities in connection with acquiring, taking control of, or managing bottling operations and other businesses and may encounter difficulties and unforeseen or additional costs in restructuring and integrating them into our operating structure. Achieving the full benefits of our business alliances is dependent on identifying appropriate business partners and negotiating accretive business agreements. We may not be successful in achieving the full benefits of such business alliances if these key aspects of such alliances are not realized. We cannot assure you that these efforts will be successful or completed as expected by us, and our business, financial condition and results of operations could be adversely affected if we are unable to do so.
Risks Related to the Countries Where We Operate
Adverse economic conditions in the countries where we operate may adversely affect our financial condition and results.
We are a Mexican corporation and our Mexican operations are our single most important geographic territory. We also conduct an important part of our operations in Brazil. For the year ended December 31, 2022, approximately 75.4% of our total revenues were attributable to Mexico and Brazil. Our results are affected by the economic conditions in the countries where we conduct operations. Consumer demand and preferences, real prices and the costs of raw materials are heavily influenced by macroeconomic conditions, which vary by country and may not be correlated. In addition, adverse economic conditions may affect and reduce consumer per capita income, thereby adversely affecting consumer demand for our products as a result of a decrease in consumer purchasing power. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our business, financial condition and results of operations.
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
Our business may also be significantly affected by interest rates, inflation rates and exchange rates of the local currencies of the countries where we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower pricing of our products in real terms or a shift to lower margin products. In addition, an increase in interest rates would increase the cost to us of variable rate funding (which, after giving effect to our swap contracts, and calculated by weighting each year’s outstanding debt balance mix, constituted approximately 23.2% of our total debt as of December 31, 2022), which would have an adverse effect on our financial position. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
A continued and prolonged increase in inflation rates in any of the countries where we operate may result in such country being categorized as a hyperinflationary economy for accounting purposes, which would change the manner in which we present and report financial information related to our operations in such country.
For example, Argentina’s economy satisfies the conditions to be treated as a hyperinflationary economy based on various economic factors, including Argentina’s cumulative inflation over the past three-year period exceeding 100%, according to available indexes in the country. Continuing hyperinflation in Argentina may adversely affect our financial position and results of operations.
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
In recent years, some of the governments in the countries where we operate have implemented and may continue to implement significant changes in laws, public policy or regulations that could affect the political and social conditions in these countries. Any such changes, and similar changes in other countries such as the U.S., may have an adverse effect on our business, results of operations and financial condition. Furthermore, national presidential, state government and/or legislative elections took place in 2022 or are scheduled to take place in 2023 in several of the countries where we operate, including Mexico, Brazil, Colombia, Costa Rica, Argentina and Guatemala. We cannot assure you that political or social developments in the countries where we operate or elsewhere, such as the election of new administrations, changes in laws, public policy or regulations, political disagreements, civil disturbances and the rise in violence and perception of such rise in violence, over which we have no control, will not have a corresponding adverse effect on the local or global markets or on our business, financial condition and results of operations.
Risks Related to the units and the ADSs

Our Series L shares have limited voting rights.
Our Series L shares grant the right to vote only in certain circumstances. In general terms, they grant the right to elect up to three of our maximum of 21 directors and only grant the right to vote on specific matters, including certain changes in our corporate form, mergers involving our company when our company is the merged entity or when the principal corporate purpose of the merged entity is not related to the corporate purpose of our company, the cancellation of the registration of our shares on the Mexican Stock Exchange (Bolsa Mexicana de Valores, or BMV) or any other foreign stock exchange, and those matters for which the Mexican Securities Market Law (Ley del Mercado de Valores) expressly grants the right to vote to classes of shares with limited voting rights. As a result, holders of units will not be able to influence our business or operations with respect to the Series L shares they indirectly hold. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10. Additional Information—Bylaws—Voting Rights, Transfer Restrictions and Certain Minority Rights.”
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
The market value of securities of Mexican companies is, to varying degrees, influenced by economic and securities market conditions in other countries. Although economic conditions are different in each country, investors’ reactions to developments in one country can have effects on the securities of issuers in other countries, including Mexico. Crises in other countries may diminish investor interest in securities of Mexican issuers. For example, the ongoing military conflict involving Russia and Ukraine and the effect of the resulting economic sanctions imposed on Russia and certain Russian citizens and enterprises could affect the market value of our securities.
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
The following is an overview of our operations by consolidated reporting segment in 2022.

Operations by Consolidated Reporting Segment—Overview Year Ended December 31, 2022
	Total Revenues		Gross Profit
	(in millions of Mexican pesos, except percentages)
Mexico and Central America(1)	Ps. 131,002	57.8%	Ps. 62,035	61.8%
South America(2)	95,738	42.2%	38,265	38.2%
Consolidated	226,740	100.0%	100,300	100.0%

(1)    Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)    Includes Colombia, Brazil (including the operations of CVI Refrigerantes Ltda., or CVI, from February 2022), Argentina and Uruguay.
Corporate History
We are a subsidiary of FEMSA, a company that participates in the retail industry through (i) a proximity division operating OXXO, a small-format store chain in the Americas and Valora, an operator of convenience and foodvenience formats present in Europe, (ii) a health division, which includes pharmacies and related activities and (iii) a fuel division, operating the OXXO Gas chain of retail service stations. FEMSA participates in the beverage industry through us and participates in the beer industry through its investment in Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in other ancillary businesses through its digital division, Digital@FEMSA, which includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives and through its strategic business unit, which provides point-of-sale refrigeration, food processing equipment and plastics solutions to its business units and third-party clients. FEMSA also participates in the specialized distribution industry through its logistics and distribution segment, which includes product sales in the janitorial, sanitation and packaging sectors through Envoy Solutions, LLC, as well as integral logistics services through Solística, S.A. de C.V. Across its business units, FEMSA has more than 350,000 employees in 18 countries.
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
In March 2011, we acquired together with The Coca-Cola Company, Industrias Lácteas, S.A., or Estrella Azul, a Panamanian conglomerate that participated in the dairy and juice-based beverage categories in Panama, which we subsequently sold to Panama Dairy Ventures Ltd. in September 2020.
In October 2011, we merged with Administradora de Acciones del Norte, S.A.P.I. de C.V., or Grupo Tampico, a Mexican Coca-Cola bottler with operations in the states of Tamaulipas, San Luis Potosi, and Veracruz, as well as in parts of the states of Hidalgo, Puebla and Queretaro.
In December 2011, we merged with Corporación de los Angeles, S.A. de C.V., also part of Grupo CIMSA, a Mexican Coca-Cola bottler with operations mainly in the states of Morelos and Mexico, as well as in parts of the states of Guerrero and Michoacan. As part of our merger with Grupo CIMSA, we also acquired a minority equity interest in Promotora Industrial Azucarera, S.A de C.V., or PIASA.
In May 2012, we merged with Grupo Fomento Queretano, S.A.P.I. de C.V., or Grupo Fomento Queretano, a Mexican Coca-Cola bottler with operations mainly in the state of Queretaro, as well as in parts of the states of Mexico, Hidalgo and Guanajuato. As part of our merger with Grupo Fomento Queretano, we increased our minority equity interest in PIASA.

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
In May 2013, we merged with Grupo Yoli, S.A. de C.V., a Mexican Coca-Cola bottler with operations mainly in the state of Guerrero, as well as in parts of the state of Oaxaca. As part of our merger with Grupo Yoli, we increased our minority equity interest in PIASA.
In August 2013, we acquired Companhia Fluminense de Refrigerantes, or Companhia Fluminense, a Coca-Cola Brazilian franchise that operates in parts of the states of São Paulo, Minas Gerais and Rio de Janeiro in Brazil. As part of our acquisition of Companhia Fluminense, we also acquired an additional minority equity interest in Leão Alimentos.
In October 2013, we acquired Spaipa S.A. Industria Brasileira de Bebidas, or Spaipa, a Brazilian Coca-Cola bottler with operations in the state of Parana and in parts of the state of São Paulo. As part of our acquisition of Spaipa, we increased our minority equity interest in Leão Alimentos and acquired a 50.0% stake in Fountain Água Mineral Ltda., a joint venture to develop water and non-carbonated beverages together with The Coca-Cola Company.
In August 2016, we acquired, through Leão Alimentos, an indirect participation in Trop Frutas do Brasil, Ltda., or Top Frutas (formerly known as Laticínios Verde Campo Ltda.), a producer of milk and dairy products in Brazil.
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
In April 2018, Del Norte Sociedad Controladora de Bebidas Refrescantes, S. de R.L. de C.V. (formerly Compañía Inversionista en Bebidas del Norte, S.L.), one of our subsidiaries, acquired from The Coca-Cola Company Alimentos y Bebidas Atlántida, S.A., or ABASA, a Guatemalan bottler of Coca-Cola trademark products with operations in the northeast region of Guatemala.
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
In January 2022, our Brazilian subsidiary acquired CVI, a Brazilian bottler of Coca-Cola trademark products with operations in the state of Rio Grande do Sul in Brazil. As part of the acquisition of CVI, the minority equity interest of our Brazilian subsidiary in Leão Alimentos increased. Our interest in Trop Frutas also increased due to our acquisition of CVI.
In November 2022, we acquired the Cristal bulk water business from Embotelladoras Bepensa, S.A. de C.V. and affiliates, a Mexican Coca-Cola bottler business group, in the southeast region of Mexico.
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
To consolidate our position as a global leader in our industry and strengthen our value proposition for our retail clients and end consumers, we are leveraging our strengths, our rights-to-win, and working on the following six strategic priorities as our guiding principles: (i) grow the core, (ii) become our customers’ preferred omnichannel commercial platform, (iii) de-bottleneck our infrastructure and digitize the enterprise, (iv) make a difference in environmental, social and corporate governance (ESG), (v) strengthen our customer-centric culture and (vi) strategic acquisitions.
Our view on sustainable development is a comprehensive part of our business strategy. We base our efforts in our ethics and values, focusing on (i) our people, (ii) our communities, and (iii) our planet. We also take a responsible and disciplined approach to the use of resources and capital allocation.
To maximize growth and profitability, and driven by our strategic priorities, we plan on continuing to execute the following key strategies: (i) accelerate revenue growth, (ii) increase our business scale and profitability across categories, (iii) continue our expansion through organic growth, strategic joint ventures, business alliances and mergers and acquisitions, (iv) accelerate the digitization of our company, (v) develop an agile, digital-savvy culture, and (vi) continue to create a leaner and more efficient organization focused on sustainable value creation.
We seek to accelerate our revenue growth through the introduction of new categories, products and presentations that better meet our consumers’ needs and preferences, while maintaining our core products and improving our profitability. To address our consumers’ diverse lifestyles, we have developed new products through innovation and have expanded the availability of low- and non-caloric beverages by reformulating and broadening our product portfolio to reduce added sugar and offering smaller presentations of our products. As of December 31, 2022, approximately 38.1% of our brands were low- or non-caloric beverages, and we continue to expand our product portfolio to offer more options to our consumers so they can satisfy their hydration and nutrition needs. See “—Our Products” and “—Packaging.”
Our Territories

The following map shows our territories, giving estimates in each case of the population to which we offer products and the number of retailers of our beverages as of December 31, 2022:
Our Products

We produce, market, sell and distribute mainly The Coca-Cola Company trademark beverage portfolio. These include sparkling beverages (colas and flavored sparkling beverages), waters and other non-carbonated beverages (including juice drinks, coffee, teas, milk, value-added dairy, sports drinks, energy drinks, plant-based drinks and certain alcoholic beverages, such as Topo Chico hard seltzer).
In addition, through certain distribution agreements, we distribute and sell Monster products in all the countries where we operate and Heineken-owned brand beer products, Estrella Galicia beer products, Therezópolis beer products, Campari alcoholic beverages and Perfetti confectionary and chewing gum in our Brazilian territories.
Since 2021, we have been testing distribution of alcoholic beverages and consumer products in some of our territories. From our ongoing tests we have been learning new shopper and consumption trends, and gathering the necessary insights to strengthen our value proposition for retailers and consumers in the market. This has allowed us to complement our reach, joint consumer value proposition, and provide our partners with a unique edge to communicate with target consumers. As these are ongoing tests, further details will be provided in due course.

The following table sets forth the trademarks of the main products we distributed in 2022:

Colas:
Coca-Cola
Coca-Cola Sin Azúcar
Coca-Cola Light

Flavored Sparkling Beverages:
Crush		Kuat		Schweppes
Fanta		Mundet		Sprite
Fresca		Quatro		Yoli

Still Beverages:
AdeS	Fuze Tea		Leão
Cepita	Hi-C		Monster		Santa Clara
Del Valle	Kapo		Powerade		Valle Frut

Water:
Alpina	Brisa		Dasani		Shangri-la
Aquarius	Ciel		Manantial		Topo Chico
Bonaqua	Crystal		Kin		Vitale

Packaging
We produce, market, sell and distribute Coca-Cola trademark beverages in each of our territories in containers authorized by The Coca-Cola Company, which consist primarily of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles mainly made of PET resin. We use the term presentation to refer to the packaging unit in which we sell our products. Presentation sizes for our Coca-Cola trademark beverages range from a 6.5-ounce personal size to a 3-liter multiple serving size. For all of our products excluding water, we consider a multiple serving size as equal to, or larger than, 1.0 liter. In general, personal sizes have a higher price per unit case as compared to multiple serving sizes. We offer both returnable and non-returnable presentations, which allow us to offer portfolio alternatives based on convenience and affordability to implement revenue management strategies and to target specific distribution channels and population segments in our territories. In addition, we sell some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which we refer to as fountain. We also sell bottled water products in bulk sizes, which refer to presentations equal to or larger than 5.0 liters and up to 20.0 liters, which have a lower average price per unit case than our other beverage products.
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
Sales Volume and Transactions Overview

We measure total sales volume in terms of unit cases and number of transactions. “Unit case” refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product. “Transactions” refers to the number of single units (e.g. a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for fountain which represents multiple transactions based on a standard 12 ounce serving.
Except when specifically indicated, “sales volume” in this annual report refers to sales volume in terms of unit cases.
Our most important brand, Coca-Cola, together with its line of low-calorie products, accounted for 61.2%, 62.6%, and 63.9% of our total sales volume in 2022, 2021 and 2020, respectively.

The following table illustrates our historical sales volume and number of transactions for each of our operations and our consolidated reporting segments for 2022 as compared to 2021.

	Sales Volume		Transactions
	2022	2021	2022	2021
	(Millions of unit cases or millions of single units)
Mexico	1,888.9	1,790.0	9,276.4	8,569.5
Central America(1)	299.5	267.8	2,356.8	2,040.5
Mexico & Central America	2,188.4	2,057.9	11,633.2	10,610.0
Growth	6.3%	3.3%	9.6%	7.8%
Colombia	330.1	297.9	2,503.7	2,046.2
Brazil(2)(4)	1,016.2	903.3	7,014.5	5,866.6
Argentina	173.9	155.4	939.5	765.8
Uruguay	46.6	43.4	224.2	202.1
South America(4)	1,566.8	1,400.0	10,681.9	8,880.9
Growth	11.9%	8.3%	20.3%	17.5%
Total	3,755.2	3,457.9	22,315.1	19,490.9
Growth	8.6%	5.3%	14.5%	12.0%

The following table illustrates the multiple serving presentations and returnable packaging mix for sparkling beverages volume:

	Multiple Serving Presentations		Returnable Packaging
	2022	2021	2022	2021
Mexico	69.1%	71.3%	43.4%	45.4%
Central America(1)	55.2%	58.4%	31.3%	34.9%
Colombia	60.1%	67.4%	20.0%	19.7%
Brazil(2)(4)	67.0%	69.6%	15.7%	16.3%
Argentina	76.5%	82.5%	17.3%	19.4%
Uruguay	81.0%	83.8%	17.0%	20.1%
Total	66.7%	70.2%	31.5%	32.7%

The following table illustrates our historical sales volume and number of transactions performance by category for each of our operations and our consolidated reporting segments:

	Year Ended December 31, 2022
	Sparkling	Stills	Water	Bulk Water	Total
Sales Volume Growth
Mexico	3.4%	10.5%	26.8%	6.8%	5.5%
Central America(1)	10.3%	26.8%	10.1%	39.8%	11.8%
Mexico and Central America	4.5%	13.1%	24.9%	6.9%	6.3%
Colombia	8.5%	34.3%	27.4%	(16.9)%	10.8%
Brazil(2)(4)	8.7%	39.2%	37.3%	36.2%	12.5%
Argentina	11.4%	11.1%	35.8%	(28.6)%	11.9%
Uruguay	4.2%	94.2%	18.0%	-	7.5%
South America(4)	8.8%	34.7%	33.2%	(4.4)%	11.9%
Total	6.4%	21.7%	29.0%	5.8%	8.6%

Number of Transactions Growth
Mexico	6.5%	12.6%	22.3%	-	8.2%
Central America(1)	13.2%	34.6%	7.3%	-	15.5%
Mexico and Central America	7.8%	17.4%	20.5%	-	9.6%
Colombia	17.8%	54.3%	24.8%	-	22.4%
Brazil(2)(4)	14.2%	47.1%	38.6%	-	19.6%
Argentina	19.1%	28.7%	44.8%	-	22.7%
Uruguay	7.0%	71.3%	20.2%	-	10.9%
South America(4)	15.2%	47.0%	33.8%	-	20.3%
Total	11.1%	31.1%	27.6%	-	14.5%

The following table illustrates our unit case mix by category for each of our operations and our consolidated reporting segments for 2022 as compared to 2021:

	Sparkling Beverages		Stills		Water(3)
	Year ended December 31,
	2022	2021	2022	2021	2022	2021
Unit Case Mix by Category
Mexico	71.4%	72.8%	7.2%	6.8%	21.4%	20.3%
Central America(1)	86.1%	87.3%	9.9%	8.7%	4.0%	4.0%
Mexico and Central America	73.4%	74.7%	7.5%	7.1%	19.1%	18.2%
Colombia	77.1%	78.7%	8.8%	7.2%	14.1%	14.0%
Brazil(2)(4)	84.1%	87.0%	8.3%	6.7%	7.6%	6.2%
Argentina	80.2%	80.5%	8.4%	8.5%	11.4%	11.1%
Uruguay	84.2%	86.9%	3.5%	1.9%	12.3%	11.2%
South America(4)	82.2%	84.5%	8.3%	6.9%	9.5%	8.6%
Total	77.1%	78.7%	7.8%	7.0%	15.1%	14.3%

(1)    Includes sales volume and transactions from Guatemala, Nicaragua, Costa Rica and Panama.
(2)    Excludes beer sales volume and transactions.
(3)    Includes bulk water volume and transactions.
(4)    Includes sales volume and transactions of CVI from February 2022.

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
Marketing
We, in conjunction with The Coca-Cola Company, have developed a marketing strategy to promote the sale and consumption of our products. We rely extensively on advertising, sales promotions and retailer support programs to target the particular preferences of our consumers. Our consolidated marketing expenses in 2022 were Ps.3,983 million.
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
Product Sales and Distribution
The following table provides an overview of our distribution centers and the retailers to which we sold our products:

	As of December 31, 2022
	Mexico and Central America(1)(3)	South America(2)
Distribution centers	171	78
Retailers	1,099,732	1,026,732

(1)    Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)    Includes Colombia, Brazil, Argentina and Uruguay.
(3) For purposes of this table, we have considered owned and third-party distribution centers managed by us.

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
In 2022, no single customer accounted for more than 10.0% of our consolidated total sales.
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
In 2021, the “on-premise” channel was the most affected in our Mexican operations, as a result of COVID-19 confinement measures. This effect was partially offset by resilient traditional distribution channels and increased sales through our digital channels and platforms such as food aggregators, e-commerce and other digital platforms. The rollout of our digital platforms allowed us to serve our customers in Mexico through a digital app and our proprietary chatbot-enabled order-taking platform. Additionally, other “direct-to-consumer” channels such as our own home delivery routes had an increase in demand. During 2021 and 2022, as confinement measures were gradually reduced, we saw a gradual recovery of the “on-premise” channel.
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
In 2021, the “on-premise” channel in our Brazilian operations was the most affected as a result of COVID-19 confinement measures. This effect was partially offset by resilient traditional trade channels and increased sales through our digital channels and platforms such as food aggregators, e-commerce and other digital platforms. Additionally, the rollout of our digital platforms allowed us to complement our service to customers in Brazil through a digital app and our proprietary chatbot-enabled order-taking platform. Starting in 2021 and continuing in 2022, as confinement measures were gradually reduced, we saw a gradual recovery of the “on-premise” channel.
Territories other than Mexico and Brazil. We distribute our finished products to retailers through a combination of our own fleet of trucks and third party distributors. In most of our territories, an important part of our total sales volume is sold through small retailers.
In 2021 and 2022, a large percentage of our sales in our territories other than Mexico and Brazil were made through the traditional distribution channels and modern distribution channels, as the imposition of measures and regulations aimed at containing the COVID-19 pandemic had an impact on consumer preferences towards these channels. The “on-premise” channel was the most affected sales and distribution channel in these territories as a result of confinement measures. As countries began to ease restrictions and lockdowns during 2021 and 2022, there was a subsequent recovery in the “on-premise” channel.

Principal Competitors
We are leaders in the beverage market in most of the countries where we operate, being the largest franchise bottler of Coca-Cola trademark products in the world by sales volume. During 2022, we produced and sold approximately 11.5% of the Coca-Cola system’s volume worldwide.
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
In the countries that comprise our Central America region, our main competitors are Pepsi and Big Cola bottlers. In Guatemala, we compete with a joint venture between The Central American Bottler Corporation and AmBev, and we compete with Cervecería Centroamericana S.A. In Nicaragua, our principal competitor is AJE Group. We also compete with the joint venture between The Central American Bottler Corporation and AmBev. In Costa Rica, our principal competitor is Florida Bebidas S.A., subsidiary of Florida Ice and Farm Co and Cooperativa de Productores de Leche Dos Pinos R.L. in juices. In Panama, our main competitor is Cervecería Nacional, S.A., followed by AJE Group. We also face competition from “B brands” offering multiple serving size presentations in some Central American countries.
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
Historically, the concentrate prices for Coca-Cola trademark beverages have been increased in some of the countries where we operate. For example, The Coca-Cola Company increased concentrate prices for certain Coca-Cola trademark beverages in Mexico in 2020, 2021 and 2022. The concentrate prices in the future may increase and we may not be successful in negotiating or implementing measures to mitigate the negative effect this may have on the prices of our products or our results. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”
In addition to concentrate, we purchase sweeteners, carbon dioxide, PET resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Our bottler agreements provide that these materials may be purchased only from suppliers approved by The Coca-Cola Company. Prices for certain raw materials, including those used in the bottling of our products, mainly PET resin, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in or determined with reference to the U.S. dollar, and therefore local prices in a particular country may increase based on changes in the applicable exchange rates. Our most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global PET resin supply. On average, the price that we paid for PET resin in U.S. dollars in 2022 increased 23.5% as compared to 2021 in all our territories. In addition, given that high currency volatility has affected and continues to affect most of our territories, the average price for PET resin in local currencies was higher in all of our territories. In 2022, we purchased certain raw materials in advance, negotiated and locked-in prices in advance and entered into certain derivative transactions which helped us capture opportunities with respect to raw material costs and currency exchange rates.
Under our agreements with The Coca-Cola Company, we may use raw or refined sugar, artificial sweeteners and HFCS in our products. Sugar prices in all of the countries where we operate, other than Brazil, are subject to local regulations and other barriers to market entry that, in certain countries, often cause us to pay for sugar in excess of international market prices. In recent years, international sugar prices experienced significant volatility. Across our territories, our average price for sugar in U.S. dollars, taking into account our financial hedging activities, increased by approximately 12.4% in 2022 as compared to 2021.
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

We purchase sugar from, among other suppliers, PIASA, Beta San Miguel, S.A. de C.V. or Beta San Miguel and Ingenio La Gloria, S.A., all of them sugar cane producers. As of the date of this annual report, we held a 36.4% and 2.7% equity interest in PIASA and Beta San Miguel, respectively. We purchase HFCS from Ingredion México, S.A. de C.V., Cargill de Mexico S.A. de C.V. and Almidones Mexicanos, S.A. de C.V., known as Almex.
Sugar prices in Mexico are subject to local regulations and other barriers to market entry that often cause us to pay higher prices than those paid in the international market. As a result, prices in Mexico have no correlation to international market prices. In 2022, sugar prices in local currency in Mexico increased approximately 4.8% as compared to 2021.
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

South America. In Colombia, we use sugar as a sweetener in all of our caloric beverages, which we buy from several domestic sources. Sugar prices in Colombia increased by 26.7% in U.S. dollars and increased 51.9% in local currency, as compared to 2021. We purchase non-returnable plastic bottles from Amcor Rigid Plastics de Colombia, S.A. and Envases de Tocancipa S.A.S. (affiliate of Envases Universales de México, S.A.P.I. de C.V.). We have historically purchased all of our non-returnable glass bottles from O-I Peldar and other global suppliers in the Middle East. We purchase all of our cans from Crown Envases México, S.A. de C.V. and Crown Colombiana, S.A. Grupo Ardila Lulle (owners of our competitor Postobón) owns a minority equity interest in certain of our suppliers, including O-I Peldar and Crown Colombiana, S.A.
In Brazil, we also use sugar as a sweetener in all of our caloric beverages. Sugar is available at local market prices, which historically have been similar to international prices. Sugar prices in Brazil increased approximately 5.4% in U.S. dollars and increased 0.8% in local currency as compared to 2021. Taking into account our financial hedging activities, our sugar prices in Brazil increased 29.0% in U.S. dollars and 23.0% in local currency as compared to 2021. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” We purchase non-returnable glass bottles, plastic bottles and cans from several domestic and international suppliers. We mainly purchase PET resin from local suppliers such as Indorama Ventures Polímeros S.A.

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
In Uruguay, we also use sugar as a sweetener in all of our caloric beverages, which is available at Brazil’s local market prices. Sugar prices in Uruguay increased approximately 20.0% in U.S. dollars and increased 12.9% in local currency as compared to 2021. Our main supplier of sugar is Nardini Agroindustrial Ltda., which is based in Brazil. We purchase PET resin from several Asian suppliers, such as SFX – Jiangyin Xingyu New Material Co. Ltd. and India Reliance Industry (a joint venture with DAK Resinas Americas Mexico, S.A. de C.V.), and we purchase non-returnable plastic bottles from global PET converters, such as Cristalpet S.A. (affiliate of Envases Universales de México, S.A.P.I. de C.V.).

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
Taxation of Beverages
As of December 31, 2022 all the countries where we operate, except for Panama, impose value-added tax on the sale of sparkling beverages, with a rate of 16.0% in Mexico, 12.0% in Guatemala, 15.0% in Nicaragua, an average percentage of 15.9% in Costa Rica, 19.0% in Colombia, 21.0% in Argentina, 22.0% in Uruguay, and in Brazil 16.0% in the state of Parana and Rio de Janeiro, 17.0% in the states of Goias and Santa Catarina, 18.0% in the states of São Paulo and Minas Gerais, and 20.0% in the states of Mato Grosso do Sul and Rio Grande do Sul. The states of Rio de Janeiro, Goias, Minas Gerais and Parana also charge an additional 2.0% on sales as a contribution to a poverty eradication fund. However, for the state of Minas Gerais, the contribution to poverty eradication fund was suspended at the beginning of 2023 due to lack of legislation, but we expect such suspension to be lifted in the near future. In Brazil the value-added tax is grossed-up and added, along with federal sales tax, at the taxable basis. In addition, we are responsible for charging and collecting the value-added tax from each of our retailers in Brazil, based on average retail prices for each state where we operate, defined primarily through a survey conducted by the government of each state, which in 2022 represented to us an average taxation of approximately 14.4% over net sales.

Several of the countries where we operate impose excise or other taxes, as follows:
•Mexico imposes an excise tax on the production, sale and import of beverages with added sugar and HFCS, which as of January 1, 2023 was equal to Ps.1.5086 per liter. This excise tax is applied only to the first sale, and we are responsible for charging and collecting it. This excise tax rate will be in effect until December 31, 2023, and will thereafter be subject to an annual increase based on the previous year’s inflation rate. From January 1, 2022 to December 31, 2022 the excise tax was Ps.1.3996 per liter.
•Guatemala imposes an excise tax of 18 cents in local currency (Ps.0.45 as of December 31, 2022) per liter of sparkling beverage.
•Costa Rica imposes a specific tax on non-alcoholic carbonated bottled beverages based on the combination of packaging and flavor, currently assessed at 21.45 colones (Ps.0.69 as of December 31, 2022) per 250 ml, and an excise tax (which is a contribution to the National Institute of Rural Development (Instituto Nacional de Desarrollo Rural)) currently assessed at 7.360 colones (approximately Ps.0.24 as of December 31, 2022) per 250 ml.
•Since January 1, 2021, Nicaragua has imposed a 15.0% tax on beverages, except for water (from January 1, 2020 to December 31, 2020 the excise tax was 13.0%) and municipalities impose a 1.0% tax on our Nicaraguan gross income.
•Panama imposes an excise tax of 7.0% on carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 ml, and a 10.0% tax on syrups, powders and concentrate used to produce sugary drinks. Since January 1, 2020, Panama imposes an excise tax of 5.0% on non-carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 ml, whether imported or produced locally. Beverages derived from dairy products, grains or cereals, nectars, fruit juices and vegetables with natural fruit concentrates are exempt from this tax.
•Argentina imposes an excise tax of 8.7% on sparkling beverages containing less than 5.0% lemon juice or less than 10.0% fruit juice, and an excise tax of 4.2% on sparkling water and flavored sparkling beverages with 10.0% or more fruit juice content, although this excise tax is not applicable to some of our products.

•Brazil assesses an average production tax of approximately 2.9% and an average sales tax of approximately 12.0% over net sales. Except for sales to wholesalers, these production and sales taxes apply only to the first sale, and we are responsible for charging and collecting these taxes from each of our retailers. For sales to wholesalers, they are entitled to recover the sales tax and charge this tax again upon the resale of our products to retailers.
•Colombia’s municipalities impose a sales tax that varies between 0.35% and 1.2% of net sales. On November 1, 2023 a new tax of 18 Colombian pesos (approximately Ps.0.07 as of December 31, 2022) will apply to beverages with 6 to 10 grams of added sugar per 100 ml, while a tax of 35 Colombian pesos (approximately Ps.0.14 as of December 31, 2022) will apply to beverages with more than 10 grams of added sugar per 100 ml.
•Uruguay imposes an excise tax of 19.0% on sparkling beverages, an excise tax of 12.0% on fruit juice-based beverages with at least 10.0% natural fruit juice content (or at least 5.0% natural fruit juice content in the case of lemon), and an excise tax of 8.0% on sparkling water and still water.
Tax Reforms
Brazil. In early 2017, the Brazilian Federal Supreme Court ruled that the value-added tax would not be used as the basis for calculating the federal sales tax, resulting in a reduction of the federal sales tax. Our Brazilian subsidiaries commenced legal proceedings to ascertain their ability to calculate federal sales tax without using the value-added tax as a basis, in accordance with the Brazilian Federal Supreme Court’s first ruling, and obtained a final favorable resolution in 2019. However, the Brazilian tax authorities appealed the Brazilian Federal Supreme Court’s decision and such appeal was denied in May 2021. In 2022, the federal production and sales taxes together resulted in an average of 14.9% tax over net sales.
In recent years, the excise tax rate on concentrate in Brazil has undergone recurrent temporary fluctuations. The excise tax rate was reduced from 10.0% to 4.0% from January 1, 2020 to May 31, 2020, was increased to 8.0% from June 1, 2020 to November 30, 2020, was reduced again to 4.0% from December 1, 2020 to January 31, 2021, was increased to 8.0% from February 1, 2021 to February 24, 2022, was reduced to 6.0% from February 25, 2022 to April 30, 2022 and increased again to 8.0% on May 1, 2022. The tax credit that we may recognize in our Brazilian operations in connection with purchases of concentrate in the Manaus Free Trade Zone has been affected accordingly.

In December 2022, the Brazilian government published the new transfer pricing rules that will be effective as of January 1, 2024. The new transfer pricing rules aim to align the Brazilian transfer pricing system with the transfer pricing guidelines recommended by the Organization for Economic Cooperation and Development (OECD).

It is expected that during 2023 the Brazilian government will issue the pertinent regulations to establish the guidelines required to comply with such provisions. In March 2023, the value added tax rate in the state of Paraná increased from 16.0% to 18.0%.

Argentina. In June 2021 (with retroactive effects as of January 2021), the Argentine government increased the income tax rate to 35.0% for 2021 onwards and imposed a tax rate of 7.0% on dividends paid to non-resident stockholders and resident individuals.
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

Colombia. In August 2021, a new tax reform became effective in Colombia. This reform increased the income tax rate from 30.0% to 35.0% for 2022 onwards and limited to 50.0% the ability to discount or deduct the municipality sales taxes against income taxes.

In December 2022, a new tax reform was approved in Colombia, to become effective in 2023. The main changes are the following:

•Introduction of an excise tax for beverages with added sugar based on the following schedule:
▪From November 1, 2023 to December 30, 2023 a tax of 18 Colombian pesos (approximately Ps.0.07 as of December 31, 2022) will apply to beverages that contain 6 to 10 grams of added sugar per 100 ml and a tax of 35 Colombian pesos (approximately Ps.0.14 as of December 31, 2022) for beverages with more than 10 grams of added sugar per 100 ml;

▪From January 1, 2024 to December 30, 2024, a tax of 28 Colombian pesos (approximately Ps.0.11 as of December 31, 2022) for beverages that contain 6 to 10 grams of added sugar per 100 ml and a tax of 55 Colombian pesos (approximately Ps.0.22 as of December 31, 2022) for beverages with more than 10 grams of added sugar per 100 ml; and

▪From January 1, 2025 to December 30, 2025, a tax of 38 Colombian pesos (approximately Ps.0.15 as of December 31, 2022) for beverages that contain between 5 grams and 9 grams of added sugar per 100ml and a tax of 65 Colombian pesos (approximately Ps.0.26 as of December 31, 2022) for beverages with more than 9 grams of added sugar per 100 ml.

•Introduction of a new tax on single-use plastics, with a rate of 0.00005 on a Tax Value Unit (Unidades de Valor Tributario) per gram of plastic. One Tax Value Unit is equivalent to 42,412 Colombian pesos (approximately Ps.170.71 as of December 31, 2022). This new tax is applicable to our products which are not considered part of the market basket goods (currently two of our products fall in this category). However, this tax can be exempted with a circular economy certification to be issued should case recycled resin be incorporated into the packaging.

•Increase of the income tax rate as of January 1, 2024, from 20.0% to 35.0% on taxable income obtained from free trade zones within Colombia. This change will be effective on January 1, 2026 if a free trade zone company can demonstrate a 60.0% income increase in 2022 in comparison with 2019 fiscal year.

•Elimination of the possibility of taking as a tax discount the municipality sales taxes against income taxes.

•Increase of the occasional income tax rate from 10.0% to 15.0% applicable on sales of fixed assets and introduction of a stamp tax at a rate between 0.0% to 3.0%, over sales price of real estate and other assets.

Costa Rica. Until December 31, 2022, the producer or importer was responsible for collecting value-added taxes on carbonated beverages from supply chain participants, with an effective value-added tax rate for carbonated beverages of 15.8%. On January 1, 2023, a new tax reform became effective to reintroduce the standard debt and credit system for producers, wholesalers, and retailers with a tax rate of 13.0%, therefore our Costa Rican subsidiary is no longer responsible for collecting such tax throughout the entire supply chain.

Uruguay. On December 31, 2021, the Uruguayan government issued an executive decree that increased the excise tax for energy drinks from 19.0% to 22.0%. This increase was effective as of January 2022.

Water Supply
Given that water is an essential resource to carry out all human activity, and given its key role in our business as a beverage bottler company, comprehensive and efficient water management is of utmost importance. As a result, as of December 31, 2022, we had a water use ratio of 1.46 liters of water used per liter of beverage produced, which is a benchmark within The Coca-Cola system. Additionally, as part of our sustainability strategy, in September 2021, we issued sustainability-linked bonds in the Mexican markets, where we committed to achieve a water use ratio of 1.36 by 2024 and 1.26 by 2026. The bond’s interest rate depends on us achieving these key performance indicators, and in the event that such indicators are not met by the dates established in the offering documents, the interest rate on the bonds will increase by 25 basis points. See “Item 5. Operating and Financial Review and Prospects—Summary of Significant Debt Instruments”. In addition, our goal is to further reduce our water consumption and to return to the environment and our communities the same amount of water used to produce our beverages. With respect to wastewater treatment, all of our bottling plants have their own wastewater treatment plants or have contracted related services to ensure the quality of the waste water discharge.
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
In May 2019, the Colombian government enacted Law 1955 of 2019 (National Development Plan 2018-2022), which applies to certain of the plants in our Colombian operations and allows the discharge of industrial waste water into the drainage system without the need to obtain a specific permit until the end of 2022. We expect that the rules for industrial water discharge will be extended for another five years during the first half of 2023, however we cannot assure you that these rules will be extended or that any future laws and regulations adopted by the Colombian government in this regard will not have a material adverse effect on our business.

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
In Nicaragua, the use of water is regulated by the National Water Law (Ley General de Aguas Nacionales). In November 2022, we renewed our concession for the exploitation of wells for five more years, extending the expiration date to November 2027.

In Costa Rica, the use of water is regulated by the Water Law (Ley de Aguas). We extract water from wells granted to us through governmental concessions and have five concessions in Costa Rica which are in full force and effect.

In Guatemala, no license or permits are required to exploit water from the private wells in our own bottling plants.

In Panama, we acquire water from a state water company, and the use of water is regulated by the Panama Use of Water Regulation (Reglamento de Uso de Aguas de Panamá).

Environmental Regulations
In all of our territories, our operations are subject to federal and state laws and regulations relating to the protection of the environment. In Mexico, the principal legislation is the General Law for Ecological Equilibrium and Environmental Protection (Ley General de Equilibrio Ecológico y Protección al Ambiente, or the Mexican Environmental Law), and the General Law for the Prevention and Integral Waste Management (Ley General para la Prevención y Gestión Integral de los Residuos) which are enforced by the Ministry of the Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales, or SEMARNAT). SEMARNAT can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Under the Mexican Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances. In particular, Mexican environmental laws and regulations require that we file periodic reports with respect to hazardous wastes and set forth standards for waste water discharge that apply to our operations. In order to comply with Mexican environmental laws and regulations, we have implemented several programs designed to facilitate compliance with air, waste, noise and energy standards established by current Mexican federal and state environmental laws, including a program that installs catalytic converters and liquid petroleum gas in delivery trucks for our operations in Mexico City. See “—The Company—Product Sales and Distribution.”
Also in Mexico, the General Law of Climate Change (Ley General de Cambio Climático), its regulation and certain decrees related to such law, impose upon various industries (including the food and beverage industry) the obligation to report direct or indirect gas emissions exceeding 25,000 tons of carbon dioxide. Currently, we are not required to report these emissions, since we do not exceed this threshold. We cannot assure you that we will not be required to comply with this reporting requirement in the future.
In June 2019, the government of the state of Oaxaca, Mexico amended the Law for the Prevention and Management of Solid Waste (Ley para la Prevención y Gestión Integral de los Residuos Sólidos) to prohibit the use, sale and distribution of single-use PET bottles for water and all other beverages in the state of Oaxaca. The Supreme Court ruled that the state of Oaxaca does not have the legal authority to issue such law, which therefore, was declared unconstitutional.

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
Our Colombian operations are subject to several Colombian federal and state laws and regulations related to the protection of the environment and the use of treated water and hazardous materials. These laws include the control of air emissions, noise emissions, use of treated water and strict limitations on the use of chlorofluorocarbons. In 2018, the Colombian government enacted Law 1407, which regulates the use and management of packaging waste in the form of paper, cardboard, plastic, glass and metal. The law imposes certain goals on producers for the use and recycling of such packaging waste and imposes the obligation to report to the corresponding authorities their progress on such activities and their strategies to achieve the imposed targets. In December 2020, our Colombian subsidiary filed its plan of environmental management of packaging waste. In June 2022, the Colombian government enacted Law 2232, which requires the gradual transition to increasing the amount of recycled resin and the prohibition of certain single-use plastic products. This regulation establishes certain goals for our Colombian operations: (i) by 2025 PET resin water bottles must incorporate at least 50.0% of recycled resin and such percentage will increase to 90.0% by 2030, (ii) PET resin bottles for other beverages at least 20.0% recycled resin must be incorporated by 2025 and such percentage will increase to 35.0% by 2030, to 40.0% by 2035 and to 60.0% by 2040 and (iii) by 2030 at least 50.0% of the PET resin bottles, packages and containers placed in the market must be collected by our Colombian subsidiaries through extended producer responsibility schemes. In order to fully enforce this law the Ministry of Environment and Sustainable Development (Ministerio de Ambiente y Desarrollo Sostenible) must issue the applicable guidelines or regulations. Although this law is already enacted, we are not required to comply with it until its regulations are enacted.

We do not foresee any significant impact in our operations, as we are already incorporating recycled resin in our PET resin bottles (both for water and other beverages).

Our Brazilian operations are subject to several federal, state and municipal laws and regulations related to the protection of the environment. Among the most relevant laws and regulations are those dealing with the emission of greenhouse gases, the disposal of wastewater and solid waste, and soil contamination, which impose penalties, such as fines, facility closures and criminal charges depending upon the level of non-compliance. Among other regulations, a municipal regulation of the City of São Paulo, implemented pursuant to Law 13.316/2002, requires us to collect 90.0% of PET resin bottles sold. We are currently unable to collect the entire required volume of PET resin bottles we sell in the City of São Paulo and could be fined and be subject to other sanctions, such as the suspension of operations in any of our bottling plants and/or distribution centers located in the City of São Paulo. In October 2010, the municipal authority of São Paulo levied a fine on our Brazilian operating subsidiary of 250,000 Brazilian reais (Ps.927,683.65 as of December 31, 2022). Our Brazilian subsidiary filed a legal recourse against the imposition of the fine which is pending resolution. Nevertheless, Law 13.316/2002 was revoked by Law 17.471/2020 and the new provisions require us to implement and operate reverse logistics on certain proportion of products placed on the market, according to certain targets, expecting at least the recovery, by December 2024, of 35.0% of the total volume of packaging placed on the market during 2023.
In August 2010, Law No. 12.305/2010 was enacted, establishing the Brazilian National Solid Waste Policy to regulate the recycling and correct management of solid waste, which policy is regulated by Federal Decree No. 7.404/2010 which was revoked and replaced by Federal Decree 10.936/2022 and 11.044/2022. The Brazilian National Solid Waste Policy is based on the principle of shared responsibility between the government, companies and consumers; it provides for the post-consumption return of products and requires public authorities to implement waste management programs. In order to comply with the Brazilian National Solid Waste Policy, in December 2012, an agreement proposal was created by almost 30 associations involved in the packaging sector, including ABIR in its capacity as representative for The Coca-Cola Company, our Brazilian subsidiary and other bottlers, and was provided to the Ministry of the Environment. The agreement proposed the creation of a “coalition” to implement systems for packaging waste reverse logistics. The proposal described strategies for sustainable development and the improvement of the management of solid waste to increase recycling rates and decrease incorrect disposal. Although the Ministry of Environment approved and signed this agreement in November 2015, in August 2016, public prosecutor’s offices of the state of São Paulo and the state of Mato Grosso do Sul filed several class actions against the parties that signed the agreement, challenging the validity of certain terms of the agreement and the effectiveness of the mandatory measures to be taken by the companies of the packaging sector to comply with the Brazilian National Solid Waste Policy, and requiring the payment of certain duties in exchange for the state’s provision of selective waste management services. At the end of 2020, an agreement was executed between the public prosecutor’s office of the state of Mato Grosso do Sul and the associations involved in the packaging sector, including ABIR as representative of our Brazilian subsidiaries, aiming to resolve and conclude the class actions. In exchange, the companies located in Mato Grosso do Sul pledged to demonstrate their compliance with the Mato Grosso do Sul state’s Decree No. 15.340/2019 that establishes the guidelines and targets to implement systems for packaging waste reverse logistics in Mato Grosso do Sul.
Our Argentine operations are subject to federal and municipal laws and regulations relating to the protection of the environment. The most significant of these are regulations concerning waste management, which is regulated by federal Law 24.051 and Law 9111/78, and waste water discharge. Such regulations are enforced by the Ministry of Natural Resources and Sustainable Development (Secretaría de Ambiente y Desarrollo Sustentable) and the Environment Ministry for Sustainable Development (Organismo Provincial para el Desarrollo Sostenible) for the province of Buenos Aires. Our Alcorta bottling plant is in compliance with environmental standards.
In Uruguay, we are subject to laws and regulations relating to the protection of the environment, including regulations concerning waste management and waste water discharge and disposal of hazardous and toxic materials, among others. We own a water treatment plant for the discharge of residual water. We have established a program for recycling solid wastes. The Uruguayan Ministry of Environment (Ministerio de Ambiente) issued an administrative resolution imposing the obligation of achieving high recovery and recycling goals of packaging materials (by 2023 at least 30.0% of such packaging). In order to achieve such goals, the Uruguayan industry agreed with the authorities on a plan referred to as the “Industry Management Plan” that sought to extend the term to set a 50.0% goal for recovery and recycling by 2025. This plan will result in higher expenditures for our Uruguayan subsidiary in order to comply with such regulations.
We have spent, and may be required to spend in the future, funds for compliance and remediation under local environmental laws and regulations. Currently, we do not believe that such costs will have a material adverse effect on our results or financial condition. However, since environmental laws and regulations and their enforcement are becoming increasingly stringent in our territories, and there is increased recognition by local authorities of the need for higher environmental standards in the countries where we operate, changes in current regulations may result in an increase in costs, which may have an adverse effect on our future results or financial condition. Except as provided herein, currently we are not aware of any significant pending regulatory changes that would require a significant amount of additional remedial capital expenditures.

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
In August 2020, the government of the state of Oaxaca, Mexico amended the Law on the Rights of Girls, Boys and Adolescents of the state of Oaxaca (Ley de los Derechos de Niñas, Niños y Adolescentes del Estado de Oaxaca) to prohibit the distribution, donation, grant gifts, sale and supply of beverages with added sugar and of high-calorie packaged food to minors (including through public and private schools from elementary school through high school), except to the parents or legal guardians of the minors. As of the date of this annual report, this law has not been applied and, when that occurs, we cannot assure you this law will not have an adverse impact on our business and results of operations in Mexico.
In August 2020, the government of the state of Tabasco, Mexico amended the Health Law of the state of Tabasco (Ley de Salud del Estado de Tabasco), Law of Education of the state of Tabasco (Ley de Educación del Estado de Tabasco) to prohibit: (i) the sale or supply to minors (except to parents or legal guardians of minors) certain products, including prepackaged and carbonated beverages with added sugar; and (ii) the sale of (or installing vending machines to sell) prepackaged and carbonated beverages with added sugar, among other products, in public or private schools from elementary schools through high schools, public and private hospitals and health centers. As of the date of this annual report, this law has not been applied and, when that occurs, we cannot assure you this law will not have an adverse impact on our business and results of operations in Mexico. In addition, the Municipal Finance Law of the state of Tabasco (Ley de Hacienda Municipal del Estado de Tabasco) was amended to impose an increase of 25.0% to municipal fees payable to advertise these products in billboards and prohibits the placement of such advertisements at a certain distance from private and public schools, hospitals and health centers.
Effective as of July 2020, the Mexican Energy Regulatory Commission (Comisión Reguladora de Energía) (“CRE”) approved an increase to transmission fees payable by entities that generate energy from renewable sources or efficient cogeneration sources. While this increase applies directly to the energy producers of such projects, end-users, such as ourselves, may face increases in our costs for energy consumption from such energy producers. A number of legal recourses against this increase were filed by the energy producers (including our energy providers). As a result, the competent courts have suspended the effects of such increased transmission fees reducing a foreseeable negative impact on our operations.
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
In June 2021, the Colombian government issued Resolution 810 of 2021 which sets forth the nutritional and front labeling requirements for canned or packaged food. In accordance with such resolution, our portfolio was required to comply with applicable labeling guidelines by December 2022. However, on August 1, 2022, the government announced that the labeling model will be modified. A model similar to Mexico will be adopted: octagonal seals for prepackaged food and non-alcoholic beverages with excess of sugar, sodium, saturated and trans fat, in addition to octagonal seals on products containing non-caloric sweeteners. The new labeling will come into effect in the second half of 2023, however we will be required to comply with this regulation after a transition period of one year.We are currently implementing all measures necessary to comply with this new regulation within the required timeframe. We cannot assure you that this regulation will not have an adverse impact on our business and results of operations in Colombia.

In September 2021, the Mexican President submitted a proposal to Congress to amend the Mexican Constitution seeking comprehensive changes to the Mexican electricity sector. This reform intended to cancel the power supply permits to the private sector and to give absolute control to the Federal Electricity Commission (Comisión Federal de Electricidad) over energy generation and supply in the country, among other changes to the sector. This proposed reform did not reach the necessary votes at Congress for its approval.
In November 2021, the Argentine government issued a new law which sets forth front labeling requirements for prepackaged food and non-alcoholic beverages. The rules for this law were issued in March 2022, and established a labeling model similar to Mexico: octagonal seals for prepackaged food and non-alcoholic beverages with excess of calories, sugar, sodium, saturated and total fat, in addition to warnings for children on products containing caffeine and non-caloric sweeteners. The new labeling became effective in September 2022. We have been complying with the new labeling requirements, but we cannot assure you that this regulation will not have an adverse impact on our business and results of operations in Argentina.
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

In terms of governance, we seek to raise our ethical standards and to implement leading best practices. During 2021 we agreed to establish an ESG Committee that began holding sessions in 2022. This committee is comprised by members of our senior leadership team, so as to ensure that all of the relevant areas of our business and all of the countries in which we operate are fully involved in the creation of ESG initiatives and decisions. Our objective and the objective of the ESG Committee is to continually reinforce our commitment to create value in the social, environmental and corporate governance areas, while positively impacting the communities we serve. The ESG Committee is responsible for: (i) guiding the strategy, (ii) public pledges, (iii) management and assignment of resources, (iv) monitoring and supervision, and (v) risk mitigation.

We have an Environmental Management System (EMS) that includes environmental policies and procedures that intend to identify, address and minimize environmental risks, as well as to implement appropriate strategies for the use of clean and renewable energy, efficient use of water and waste management throughout the value chain of all of our operations. We have programs that seek to reduce energy use and diversify our portfolio of clean and renewable energy sources to reduce greenhouse gas emissions and contribute to the fight against climate change. In addition, we establish short-, medium-, and long-term goals and indicators for the use, management and confinement of energy, air emissions, water discharges, solid waste and disposal of hazardous materials. All of our bottling facilities are ISO14001 certified, 77.0% are Zero Waste certified and 80.9% of our bottling facilities in Mexico are Clean Industry certified.
Our 2030 projects related to sustainable mobility foresee an increase in the number of commercial electric vehicles in our fleet and an increase in efficiency in fuel consumption over distance covered.
In our Mexican operations, we established a partnership with The Coca-Cola Company and Alpla, our supplier of plastic bottles in Mexico, to create Industria Mexicana de Reciclaje (IMER), a PET recycling facility located in Toluca, Mexico. In 2022, this facility recycled 18,130 tons of PET resin. In addition, in 2022, we, together with Alpla, started the construction of a recycling plant located in Tabasco, Mexico, Planta Nueva Ecología de Tabasco (PLANETA), which is expected to start operations during the first quarter of 2024. This new plant will operate with state-of-the-art technology to process up to 50,000 tons of post-consumption PET bottles per year and to produce up to 35,000 tons of food grade recycled material, ready to be reused. We have also continued contributing funds to ECOCE, A.C., a nationwide collector of containers and packaging materials. In 2022, ECOCE collected 60.3% of the total PET resin waste in Mexico.
All of our bottling plants located in Mexico have received certain environmental certificates by federal and/or local authorities, which are annually renewed.
Our Costa Rican operations participate in a joint local recycling effort with The Coca-Cola Company at the recycling plant Misión Planeta, located in Alajuela, Costa Rica. This plant collects and recycles non-returnable plastic bottles, Tetrapak and cans. Additionally, our Costa Rican operations recycle, reuse and co-process 99.9% of their waste from its bottling plants, leverage certified suppliers and are in compliance with applicable legislation. Our bottling plants in Costa Rica are certified for ISO 50001, ISO 14061-1 and the Zero Waste Certification (Certificación de Sistemas Basura Cero) granted by The Coca-Cola Company. As part of our sustainable use of water, our Costa Rican operations participate in Agua para el Futuro, a strategic alliance with FEMSA Foundation, The Nature Conservancy and the Inter-American Development Bank, among others, whose goal is to “return” to the environment 100.0% of the water we use in our bottling plants, through the conservation and reforestation of key areas that replenish basins in the surrounding area of San Jose. Our Costa Rican operations received the “Bandera Azul Ecologica” award in the climate change category.
In Nicaragua, our Nicaraguan subsidiary is leading a joint effort along with The Coca-Cola Company to collect and recycle non-returnable PET resin bottles in alliance with local recyclers and collectors. Additionally, our Nicaraguan operations recycle, reuse and co-process 95.0% of the waste from its bottling plants.

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
All of our bottling plants in Central America are ISO 14001, ISO 9001:2015, and ISO 45001:2018 certified.
In Brazil, our bottling plant located in Jundiai has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by applicable law. The Itabirito and Maringá bottling plants have a Leadership in Energy and Environmental Design (LEED) certification, which is a globally recognized certification of sustainability in business design. In addition, the bottling plants of Jundiai, Mogi das Cruzes, Campo Grande, Marilia, Maringa, Curitiba, Antonio Carlos, Porto Alegre, Itabirito, Santa Maria and Bauru have been certified for ISO 9001; ISO 14001; ISO 45001 and FSSC 22000.
In Colombia, we are engaged in nationwide reforestation programs and campaigns for the collection and recycling of glass and plastic bottles, among other programs with positive environmental impacts. We have also obtained and maintained the ISO 9001, ISO 14001, ISO 45001, ISO 22000, ISO/TS 22000-1 and FSSC 22000 certifications for our bottling plants located in Tocancipa, Medellin, Cali, Bogota, Barranquilla, Bucaramanga and La Calera, as recognition for the highest quality and food harmlessness in our production processes, which is evidence of our strict level of compliance with relevant Colombian regulations. Our bottling plant located in Tocancipa obtained the Leadership in Energy and Environmental Design (LEED 2009) certification in April 2017. Additionally, our bottling plants in Colombia received the Zero Waste Certification (Certificación de Sistemas Basura Cero), granted by Icontec and the organization Basura Cero Global.
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
In June 2020, we received the approval from the Science Based Targets Initiative, or the SBTi, for our greenhouse gas, or GHG, emissions reduction targets. SBTi is an international collaboration between the Carbon Disclosure Project, the United Nations Global Compact, the World Resources Institute and the World Wide Fund for Nature. In 2019, we worked in collaboration with our value chain to develop a robust GHG emissions inventory and have defined the following goals, intended to be met by 2030:
•reduce absolute GHG emissions from our operations by 50.0% compared to the 2015 baseline;
•reduce absolute GHG emissions from our value chain, covering purchased goods and services and upstream transportation and distribution by 20.0% compared to the 2015 baseline; and
•achieve 100.0% renewable electricity in our operations.
The targets we established for our operations are consistent with reductions required to meet the goals of the Paris Agreement and limit global warming to well-below 2ºC. Our target for emissions from our value chain meets the SBTi’s criteria for ambitious value chain goals, meaning it is in line with current best practice.

Pursuant to this public commitment, we made great progress during 2022 by increasing its renewable energy usage from 53.0% to 66.0%. Additionally, as part of our waste management strategies, in 2022, an average of 26.6% of our PET resin packaging was comprised of recycled materials. Furthermore, as part of our waste management strategy, we recycled 98.5% of the total post-industrial waste generated in our bottling facilities.

In September 2020, we issued US$705 million aggregate principal amount of 1.850% senior notes due 2032, or “green bonds”, the proceeds of which are being used to finance and refinance our eligible green projects, including investments and expenditures related to mitigation of climate change risks, efficient use of water resources and hydrological safety, and waste management and recycling of PET plastic bottles. As of December 31, 2022, we allocated US$664.9 million of green bond net proceeds to projects supporting climate action, water stewardship and a circular economy.
In September 2021, we issued two series of certificados bursátiles in the Mexican local market that are classified as sustainability-linked bonds and require us to achieve certain key performance indicators, namely achieving a water use ratio of 1.36 by 2024 and 1.26 by 2026. If these indicators, which are verified by an independent third party, are not achieved by the established dates, the interest rate on the bonds will increase by 25 basis points.

In October 2022, we issued two series of certificados bursátiles in the Mexican local market which were the first social bonds issued in the consumer sector in the Americas, with a principal amount of Ps.5,500 million, with a fixed rate of 9.95% and due October 2029, as well as a sustainability bond with a principal amount of Ps.500 million with a floating rate of 28-day TIIE plus 0.05% and due October 2026.

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
The Coca-Cola Company contributed a significant portion of our total marketing expenses in our territories during 2022 and has reiterated its intention to continue providing such support as part of our cooperation framework. Although we believe that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement” and “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”
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

Description of Property, Plant and Equipment
As of December 31, 2022, we owned 56 bottling plants. By country, as of such date, we had 28 bottling plants in Mexico, seven in Central America, seven in Colombia, 11 in Brazil, two in Argentina, and one in Uruguay.
As of December 31, 2022, we operated 249 distribution centers, approximately 54.2% of which were in our Mexican territories. As of such date, we owned 83.9% of these distribution centers and leased the remainder. This calculation considers owned and third-party distribution centers managed by us in Mexico. See “—The Company—Product Sales and Distribution.”
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
The table below summarizes installed capacity, average annual utilization and utilization during peak month of our bottling plants by country:

Bottling Plants Summary As of December 31, 2022
Country	Installed Capacity (thousands of unit cases)	Average Annual Utilization (%)(1)(2)	Utilization in Peak Month (%)(1)	Utilization in Peak Month (%) Main Packages(1)(3)

Mexico	2,969,427	60	67	77
Guatemala	220,000	66	81	76
Nicaragua	120,000	60	71	70
Costa Rica	92,747	50	56	90
Panama	72,241	43	47	88
Colombia	698,598	47	56	85
Brazil	1,652,174	72	78	76
Argentina	411,778	38	50	79
Uruguay	135,181	33	40	55

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

	Main Bottling Plant by Location As of December 31, 2022
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

Significant Subsidiaries
The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2022:

Name of Company	Jurisdiction of Incorporation	Percentage Owned	Description
Propimex, S. de R.L. de C.V.	Mexico	100.0%	Distributor of bottled beverages.
Controladora Interamericana de Bebidas, S. de R. L. de C.V.	Mexico	100.0%	Holding company of manufacturers and distributors of bottled beverages.
Spal Industria Brasileira de Bebidas, S.A.	Brazil	84.4%	Producer and distributor of bottled beverages.
Servicios Refresqueros del Golfo y Bajio, S. de R.L. de C.V.	Mexico	100.0%	Producer of bottled beverages.
Embotelladora Mexicana de Bebidas Refrescantes, S. de R.L. de C.V.	Mexico	100.0%	Producer of bottled beverages.

For further information regarding our investment in associates and joint ventures, see Note 9 to our consolidated financial statements.

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
Effects of Changes in Economic Conditions. Our results are affected by changes in economic conditions in Mexico, Brazil and in the other countries where we operate. For the year ended December 31, 2022, approximately 75.4% of our total revenues were attributable to Mexico and Brazil. Some of these economies continue to be influenced by the U.S. economy, and therefore, deterioration in economic conditions in the U.S. economy may affect these economies. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our results and financial condition. Our business may also be significantly affected by the interest rates, inflation rates and exchange rates of the local currencies of the countries where we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. In addition, an increase in interest rates would increase the cost to us of variable rate funding, which would have an adverse effect on our financial position.
Treatment of Argentina as a Hyperinflationary Economy. Argentina’s economy satisfies the conditions to be treated as a hyperinflationary economy based on various economic factors, including that Argentina’s cumulative inflation over the three-year period prior to December 31, 2022 exceeded 100%, according to available indexes in the country. We adjusted the financial information of our Argentine operations to recognize inflationary effects and functional currency was converted to Mexican pesos for the periods ended December 31, 2022 and 2021 using the exchange rates at the end of such periods. See Note 3.4 to our consolidated financial statements.
New Accounting Pronouncements
For a description of the new IFRS and amendments to IFRS adopted during 2022, see Note 2.4 to our consolidated financial statements. In addition, for a description of the recently issued accounting standards, see Note 27 to our consolidated financial statements.

Results
The following table sets forth our consolidated income statements for the years ended December 31, 2022, 2021 and 2020.

	Year Ended December 31,
	2022 (1)	2022	2021	2020
	(in millions of Mexican pesos or millions of U.S. dollars, except per share data)
Net sales	US$ 11,604	226,222	193,899	181,520
Other operating revenues	27	518	905	2,095
Total revenues	11,630	226,740	194,804	183,615
Cost of goods sold	6,485	126,440	106,206	100,804
Gross profit	5,145	100,300	88,598	82,811
Costs and expenses:
Administrative expenses	578	11,263	9,012	7,891
Selling expenses	2,961	57,718	51,708	48,553
Other income	76	1,473	1,502	1,494
Other expenses	126	2,456	2,309	5,105
Interest expenses	333	6,500	6,192	7,894
Interest income	124	2,411	932	1,047
Foreign exchange (loss) income, net	(17)	(324)	227	4
Gain on monetary position for subsidiaries in hyperinflationary economies	27	536	734	376
Market value (loss) gain on financial instruments	(34)	(672)	80	(212)
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	1,323	25,787	22,852	16,077
Income taxes	336	6,547	6,609	5,428
Share in the profit (loss) of equity accounted investees, net of taxes	20	386	88	(281)
Consolidated net income	1,007	19,626	16,331	10,368

	Year Ended December 31,
	2022⁽¹⁾	2022	2021	2020
	(in millions of Mexican pesos or millions of U.S. dollars, except per share data)

Consolidated net income	1,007	19,626	16,331	10,368
Attributable to:
Equity holders of the parent	976	19,034	15,708	10,307
Non-controlling interest	30	592	623	61
Consolidated net income	1,007	19,626	16,331	10,368
Per share data
Earnings per share from(2):
Basic controlling interest net income	0.06	1.13	0.93	0.61
Earnings per share from(3):
Diluted controlling interest net income	0.06	1.13	0.93	0.61

(1)    Translation to U.S. dollar amounts at an exchange rate of Ps.19.4960 to US$1.00 solely for the convenience of the reader.
(2)    Computed on the basis of the weighted average number of shares outstanding during the period: 16,806.7 million in 2022, 2021, and 2020.
(3)    The diluted earnings per share calculation was computed on the basis of the diluted weighted average number of shares outstanding during the period: 16,806.7 million in 2022, 2021 and 2020. For further information see Note 3.25 to our consolidated financial statements.

Operations by Consolidated Reporting Segment
The following table sets forth certain financial information for each of our consolidated reporting segments for the years ended December 31, 2022, 2021 and 2020. See Note 26 to our consolidated financial statements for additional information about all of our consolidated reporting segments.

	Years Ended December 31,
	2022	2021	2020
	(in millions of Mexican pesos)
Total revenues
Mexico and Central America(1)	131,002	115,794	106,783
South America(2)	95,738	79,010	76,832
Gross profit
Mexico and Central America(1)	62,035	57,366	52,906
South America(2)	38,265	31,232	29,905

(1)    Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)    Includes Colombia, Brazil (including the results of CVI from February 2022), Argentina and Uruguay.

Results for the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021
Consolidated Results
The comparability of our financial and operating performance in 2022 as compared to 2021 was affected by the following factors: (1) translation effects from fluctuations in exchange rates; (2) our results in Argentina, whose economy satisfied the conditions to be considered a hyperinflationary economy and (3) the ongoing integration of mergers and acquisitions completed in recent years, specifically the acquisitions of CVI in Brazil in January 2022. For the convenience of the reader, we have included a discussion of the financial information below on a comparable basis, excluding the translation effects from fluctuations in exchange rates and the acquisition of CVI in Brazil in January 2022. To translate the full-year results of Argentina for the years ended December 31, 2022 and 2021, we used the exchange rate at December 31, 2022 of 177.16 Argentine pesos per U.S. dollar and the exchange rate at December 31, 2021 of 102.72 Argentine pesos per U.S. dollar. The depreciation of the exchange rate of the Argentine peso at December 31, 2022, as compared to the exchange rate at December 31, 2021, was 72.5%. In addition, the average appreciation of currencies used in our main operations relative to the U.S. dollar in 2022, as compared to 2021, was 4.3% for the Brazilian real and 0.8% for the Mexican peso, and a depreciation of 13.7% for the Colombian peso relative to the U.S. dollar.

Total Revenues. Our consolidated total revenues increased by 16.4% to Ps.226,740 million in 2022 as compared to 2021, mainly as a result of volume growth, our revenue management initiatives, and favorable price-mix effects. These effects were partially offset by a decline in beer revenues related to the transition of the beer portfolio in Brazil and unfavorable currency translation effects from most of our operating currencies into Mexican pesos. In addition, for 2021, this line included other operating revenues due to a favorable determination from the Brazilian tax authorities, which allowed recognition of a deferred tax credit in Brazil for Ps.254 million. On a comparable basis, total revenues would have increased by 17.8% in 2022 as compared to 2021.

Total sales volume increased by 8.6% to 3,755.2 million unit cases in 2022 as compared to 2021, driven mainly by a resilient consumer environment and market share gains in key territories, including double digit volume increases in Brazil, Colombia, Argentina and Guatemala, coupled with solid performances in Mexico and Uruguay. On a comparable basis, total sales volume would have increased by 7.5% in 2022 as compared to 2021.

•In 2022, sales volume of our sparkling beverage portfolio increased by 6.4%, sales volume of our colas portfolio increased by 6.1%, and sales volume of our flavored sparkling beverage portfolio increased by 7.5%, in each case as compared to 2021. On a comparable basis, sales volume of our sparkling beverage portfolio would have increased by 5.6% as compared to 2021, driven by growth across all of our operations. Sales volume of our colas portfolio would have increased by 5.4%, mainly due to volume growth in all of our territories, and sales volume of our flavored sparkling beverages portfolio would have increased by 6.6%.
•Sales volume of our still beverage portfolio increased by 21.7% in 2022 as compared to 2021. On a comparable basis, sales volume of our still beverage portfolio would have increased by 16.9%.

•Sales volume of our bottled water category, excluding bulk water, increased by 29.0% in 2022 as compared to 2021. On a comparable basis, sales volume of our water portfolio would have increased by 27.6%.
•Sales volume of our bulk water category increased by 5.8% in 2022 as compared to 2021. On a comparable basis, sales volume of our bulk water portfolio would have decreased by 5.2%.
Consolidated average price per unit case increased by 10.9% to Ps.58.75 in 2022, as compared to Ps.52.99 in 2021, mainly as a result of favorable price-mix effects and revenue management initiatives. This was partially offset by the negative translation effect resulting from the depreciation of most of our operating currencies relative to the Mexican peso. On a comparable basis, average price per unit case would have increased 13.0% in 2022 as compared to 2021, driven by our revenue management and pricing initiatives.
Gross Profit. Our gross profit increased by 13.2% to Ps.100,300 million in 2022 as compared to 2021, with a gross margin decrease of 130 basis points as compared to 2021 to reach 44.2% in 2022. This gross margin decrease was mainly driven by a tough comparison base due to the recognition of an extraordinary profit of Ps.1,083 million during the second quarter of 2021, related to credits on concentrate purchased from the Manaus Free Trade Zone in Brazil, higher concentrate costs in Mexico, and higher raw material costs, mainly PET resin and sweeteners. These effects were partially offset by top-line growth and favorable raw material hedging initiatives. On a comparable basis, our gross profit would have increased by 14.6% in 2022 as compared to 2021.
The components of cost of goods sold include raw materials (principally concentrate, sweeteners and packaging materials), depreciation costs attributable to our production facilities, wages and other labor costs associated with labor force employed at our production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of our products in local currency, net of applicable taxes. Packaging material purchases, mainly PET resin and aluminum, and HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.
Administrative and Selling Expenses. Our administrative and selling expenses increased by 13.6% to Ps.68,981 million in 2022 as compared to 2021. Our administrative and selling expenses as a percentage of total revenues decreased by 80 basis points to 30.4% in 2022 as compared to 2021, mainly driven by efficiencies in marketing and labor expenses, partially offset by higher fuel and maintenance expenses. In 2022, we continued investing across our territories to support marketplace execution, increase our cooler coverage, and bolster our returnable presentation base.
Other Expenses Net. We recorded other expenses net of Ps.983 million in 2022 as compared to Ps.807 million in 2021, this increase was mainly as a result of an increase in tax contingencies in Brazil. For more information, see Notes 19 and 25.5 to our consolidated financial statements.
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
Comprehensive financing result in 2022 recorded an expense of Ps.4,549 million as compared to an expense of Ps.4,219 million in 2021. This 7.8% increase was mainly driven by a foreign exchange loss of Ps.324 million as compared to a gain of Ps.227 million recorded during the same period of 2021, as our cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican peso. In addition, we recognized a loss in the market value of financial instruments of Ps.672 million, as compared to a gain of Ps.80 million during 2021. Moreover, our interest expense increased to Ps.6,500 million, as compared to an expense of Ps.6,192 million in 2021, mainly driven by increases in interest rates, partially offset by the tender offer of senior notes completed during the third quarter of 2022. Finally, we recognized a lower gain in monetary position in inflationary subsidiaries, recording Ps.536 million during 2022, as compared to a gain of Ps.734 million during the previous year. These effects were partially offset by higher interest income of Ps.2,411 million during 2022, as compared to a gain of Ps.932 million recorded during 2021, as a result of an increase in interest rates.

Income Taxes. In 2022, our effective income tax rate decreased to 25.4%, as compared to our effective income tax rate of 28.9% in 2021 mainly as a result of favorable deferred tax credits. For more information, see Note 24 to our consolidated financial statements.

Share in the Profit (Loss) of Equity Accounted Investees, Net of Taxes. In 2022, we recorded a gain of Ps.386 million in the share in the profit of equity accounted investees, net of taxes, mainly due to the results of Jugos del Valle, our associate in Mexico, as compared to a gain of Ps.88 million registered during the previous year.

Net Income (Equity holders of the parent). We reported a net controlling interest income of Ps.19,034 million in 2022, as compared to Ps.15,708 million in 2021. This 21.2% increase was mainly driven by operating income growth, coupled with a decline in our effective tax rate during the year.

Results by Consolidated Reporting Segment
Mexico and Central America

Total Revenues. Total revenues in our Mexico and Central America consolidated reporting segment increased by 13.1% to Ps.131,002 million in 2022 as compared to 2021, mainly as a result of a volume increase in all of our territories coupled with favorable price-mix effects and pricing initiatives.
Total sales volume in our Mexico and Central America consolidated reporting segment increased by 6.3% to 2,188.4 million unit cases in 2022 as compared to 2021, as a result of a volume increase in all our territories.
•Sales volume of our sparkling beverage portfolio increased by 4.5% in 2022 as compared to 2021, mainly driven by a 8.3% increase in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio increased by 13.1% in 2022 as compared to 2021, due to double-digit increases in both Mexico and Central America.
•Sales volume of bottled water, excluding bulk water, increased by 24.9% in 2022 as compared to 2021, due to double-digit increases in both Mexico and Central America.
•Sales volume of our bulk water portfolio increased by 6.9% in 2022 as compared to 2021, due to a solid performance in Mexico and a double-digit increase in Central America.
Sales volume in Mexico increased by 5.5% to 1,888.9 million unit cases in 2022, as compared to 1,790.0 million unit cases in 2021, mainly as a result of solid volume performance.
•Sales volume of our sparkling beverage portfolio increased 3.4% in 2022 as compared to 2021, driven by a 2.5% increase in our colas portfolio and a 7.6% increase in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio increased by 10.5% in 2022 as compared to 2021.
•Sales volume of bottled water, excluding bulk water, increased by 26.8% in 2022 as compared to 2021.
•Sales volume of our bulk water portfolio increased by 6.8% in 2022 as compared to 2021.
Sales volume in Central America increased by 11.8% to 299.5 million unit cases in 2022, as compared to 267.8 million unit cases in 2021, mainly as a result of solid execution, and a solid performance in all our territories across the region.
•Sales volume of our sparkling beverage portfolio increased by 10.3% in 2022 as compared to 2021, driven by a 9.9% increase in colas and 12.0% increase in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio increased by 26.8% in 2022 as compared to 2021.
•Sales volume of bottled water, excluding bulk water, increased by 10.1% in 2022 as compared to 2021.
•Sales volume of our bulk water portfolio increased by 39.8% in 2022 as compared to 2021.
Gross Profit. Our gross profit in our Mexico and Central America consolidated reporting segment increased by 8.1% to Ps.62,035 million in 2022 as compared to 2021 and gross profit margin decreased 210 basis points to 47.4% as compared to 2021. This gross margin contraction was driven mainly by an increase in raw material costs such as PET resin and sweeteners, coupled with higher concentrate costs in Mexico. These effects were partially offset by our pricing initiatives, favorable price-mix effects and our raw material hedging strategies.
Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in our Mexico and Central America consolidated reporting segment decreased by 70 basis points to 31.2% in 2022 as compared to2021. Administrative and selling expenses, in absolute terms, increased by 7.3% in 2022 as compared to 2021 driven mainly by an increase in variable operating expenses as a result of top-line growth.

South America
Total Revenues. Total revenues in our South America consolidated reporting segment increased by 21.2% to Ps.95,738 million in 2022 as compared to 2021, mainly as a result of volume growth, favorable price-mix and our revenue management initiatives. These factors were partially offset by a decline in beer revenues related to the transition of our beer portfolio in Brazil, and unfavorable currency translation effects resulting from the depreciation of some of our operating currencies as compared to the Mexican peso. In addition, for 2021 this line included other operating revenue due to a favorable determination from the Brazilian tax authorities, which allowed a recognition of a deferred tax credit in Brazil for an amount of Ps.254 million. Total revenues for beer amounted to Ps.5,599 million in 2022 as compared to Ps.10,677.2 million in 2021. On a comparable basis, total revenues would have increased by 24.4% in 2022 as compared to 2021.

Total sales volume in our South America consolidated reporting segment increased by 11.9% to 1,566.8 million unit cases in 2022 as compared to 2021, mainly as a result of double-digit volume growth in Brazil, Colombia and Argentina, coupled with volume growth in Uruguay. On a comparable basis, total sales volume increased by 9.5% in 2022 as compared to 2021.

•Sales volume of our sparkling beverage portfolio increased by 8.8% in 2022 as compared to 2021, mainly driven by a 9.4% increase in our colas portfolio. On a comparable basis, sales volume of our sparkling beverage portfolio increased by 7.2%.
•Sales volume of our still beverage portfolio increased by 34.7% in 2022 as compared to 2021, driven mainly by a 39.2% increase in Brazil and 34.3% increase in Colombia. On a comparable basis, sales volume of our still beverage portfolio increased by 24.5%.
•Sales volume of our bottled water category, excluding bulk water, increased by 33.2% in 2022 as compared to 2021, driven mainly by a 37.3% increase in Brazil and 35.8% increase in Argentina. On a comparable basis, sales volume of our water portfolio increased by 30.2%.

•Sales volume of our bulk water portfolio decreased by 4.4% in 2022 as compared to 2021, due to a decline in Colombia and Argentina, partially offset by a double-digit increase in Brazil. On a comparable basis, sales volume of our bulk water portfolio decreased by 11.4%.
Sales volume in Brazil increased by 12.5% to 1,016.2 million unit cases in 2022, as compared to 903.3 million unit cases in 2021. On a comparable basis, total sales volume in Brazil increased by 8.8% in 2022 as compared to 2021.
•Sales volume of our sparkling beverage portfolio increased by 8.7% in 2022 as compared to 2021, as a result of an increase of 9.9% in our colas portfolio and an increase of 5.3% in our flavored sparkling beverage portfolio. On a comparable basis, sales volume of our sparkling beverage portfolio increased by 6.2%.
•Sales volume of our still beverage portfolio increased by 39.2% in 2022 as compared to 2021. On a comparable basis, sales volume of our still beverage portfolio increased by 23.1%.
•Sales volume of our bottled water, excluding bulk water, increased by 37.3% in 2022 as compared to 2021. On a comparable basis, sales volume of our water portfolio increased by 31.7%.
•Sales volume of our bulk water portfolio increased by 36.2% in 2022 as compared to 2021. On a comparable basis, sales volume of our bulk water portfolio increased by 10.8%.
Sales volume in Colombia increased by 10.8% to 330.1 million unit cases in 2022, as compared to 297.9 million unit cases in 2021.
•Sales volume of our sparkling beverage portfolio increased by 8.5% in 2022 as compared to 2021, mainly driven by a 7.1% growth in colas and 16.1% volume growth in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio increased by 34.4% in 2022 as compared to 2021.
•Sales volume of bottled water, excluding bulk water, increased by 27.4% in 2022 as compared to 2021.
•Sales volume of our bulk water portfolio decreased by 16.9% in 2022 as compared to 2021.
Sales volume in Argentina increased by 11.9% to 173.9 million unit cases in 2022, as compared to 155.4 million unit cases in 2021.

•Sales volume of our sparkling beverage portfolio increased by 11.4% in 2022 as compared to 2021, mainly impacted by a 12.8% increase in colas and 6.4% increase in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio increased by 11.1% in 2022 as compared to 2021.
•Sales volume of bottled water, excluding bulk water, increased by 35.8% in 2022 as compared to 2021.
•Sales volume of our bulk water portfolio decreased by 28.6% in 2022 as compared to 2021.
Sales volume in Uruguay increased by 7.5% to 46.6 million unit cases in 2022, as compared to 43.4 million unit cases in 2021.
•Sales volume of our sparkling beverage portfolio increased by 4.2% in 2022 as compared to 2021.
•Sales volume of our still beverage portfolio increased by 94.2% in 2022 as compared to 2021.

•Sales volume of bottled water increased by 18.0% in 2022 as compared to 2021.

Gross Profit. Gross profit in our South America consolidated reporting segment amounted to Ps.38,265 million, an increase of 22.5% in 2022 as compared to 2021, with a 50 basis point margin expansion to 40.0%. This increase in gross profit was mainly driven by a favorable price-mix effect, our raw material hedging strategies and an increase in our top-line. These factors were partially offset by the depreciation of the average exchange rate of some of our operating currencies in the consolidated reporting segment as applied to our U.S. dollar-denominated raw material costs. In addition, for 2021 this line included the recognition of an extraordinary benefit of Ps. 1,083 million during the second quarter of 2021, related to tax credits on concentrate purchased from the Manaus Free Trade Zone in Brazil.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in our South America consolidated reporting segment increased by 70 basis points to 29.4% in 2022 as compared to 2021 driven mainly by an increase in variable operating expenses as a result of our top-line growth. Administrative and selling expenses, in absolute terms, increased by 24.2% in 2022 as compared to 2021.
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

Total Revenues. Our consolidated total revenues increased by 6.1% to Ps.194,804 million in 2021 as compared to 2020, mainly as a result of our pricing initiatives, coupled with favorable price-mix effects and volume growth. These effects were partially offset by unfavorable currency translation effects from some of our operating currencies into Mexican pesos and a decline in beer revenues related to the partial transition of the beer portfolio in Brazil. In addition, this figure includes other operating revenues due to a favorable determination from the Brazilian tax authorities, which allowed recognition of deferred tax credit in Brazil for Ps.254 million in 2021 as compared to Ps.1,359 million registered during the same period of 2020. On a comparable basis, total revenues would have increased by 11.1% in 2021 as compared to 2020.

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

Consolidated average price per unit case increased by 7.4% to Ps.53.0 in 2021, as compared to Ps.50.6 in 2020, mainly as a result of favorable price-mix effects and price increases aligned with or above inflation. This was partially offset by the negative translation effect resulting from the depreciation of all of our operating currencies relative to the Mexican peso. On a comparable basis, average price per unit case would have increased 9.0% in 2021 as compared to 2020, driven by our revenue management and pricing initiatives.

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

Administrative and Selling Expenses. Our administrative and selling expenses increased by 7.6% to Ps.60,720 million in 2021 as compared to 2020. Our administrative and selling expenses as a percentage of total revenues increased by 50 basis points to 31.2% in 2021 as compared to 2020, mainly as a result of the gradual normalization to pre-pandemic levels of in labor, maintenance and marketing expenses. In 2021, we continued investing across our territories to support marketplace execution, increase our cooler coverage, and bolster our returnable presentation base. Our consolidated marketing expenses increased by 7.3% to Ps.5,413 million in 2021 as compared to 2020.

Other Expenses Net. We recorded other expenses net of Ps.807 million in 2021 as compared to Ps.3,611 million in 2020, which decrease was mainly as a result of certain extraordinary other operating expenses related to impairments in Estrella Azul in Panama and in Leão Alimentos, our non-carbonated beverage associate in Brazil during 2020. For more information, see Notes 9 and 19 to our consolidated financial statements.

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

Comprehensive financing result in 2021 recorded an expense of Ps.4,219 million as compared to an expense of Ps.6,679 million in 2020. This 36.8% decrease was mainly driven by a one-time interest expense related to the repurchase and redemption in full of our 3.875% senior notes due 2023, recorded during 2020. In addition, in 2021 we recorded an increase in our foreign exchange gain, a gain in monetary position for Argentina and a gain in the market value of financial instruments.

Income Taxes. In 2021, our effective income tax rate decreased to 28.9%, as compared to our effective income tax rate of 33.8% in 2020, mainly as a result of a favorable deferred tax credit related to a no taxation on financial effects of recovered tax credits in Brazil recognized in 2021, deferred tax adjustments in Mexico and the impairment of Estrella Azul that were recognized during 2020. For more information, see Note 24 to our consolidated financial statements.

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

South America

Total Revenues. Total revenues in our South America consolidated reporting segment increased by 2.8% to Ps.79,010 million in 2021 as compared to 2020, mainly as a result of favorable price-mix and our pricing initiatives. These factors were partially offset by unfavorable currency translation effects resulting from the depreciation of all of our operating currencies as compared to the Mexican peso. In addition, this figure includes other operating revenue from a favorable position of Brazilian Courts, which allowed a recognition of a deferred tax credit in Brazil for an amount of Ps.254 million in 2021 as compared to Ps.1,359 million registered during the same period of 2020. Total revenues for beer amounted to Ps.10,677.2 million in 2021. On a comparable basis, total revenues would have increased by 13.1% in 2021 as compared to 2020.

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

Our total indebtedness was Ps.78,669 million as of December 31, 2022, as compared to Ps. 85,782 million as of December 31, 2021. Short-term debt and long-term debt were Ps.8,524 million and Ps.70,145 million, respectively, as of December 31, 2022, as compared to Ps.2,453 million and Ps. 83,329 million, respectively, as of December 31, 2021. Total indebtedness decreased Ps.7,113 million in 2022, as compared to year-end 2021. As of December 31, 2022, our cash and cash equivalents were Ps.40,277 million, as compared to Ps.47,248 million as of December 31, 2021. We had cash outflows in 2022 mainly resulting from dividend payments, repayment of debt and acquisitions. As of December 31, 2022, our cash and cash equivalents were comprised of 53.8% U.S. dollars, 24.4% Mexican pesos, 13.4% Brazilian reais, 0.4% Colombian pesos, 3.3% Argentine pesos and 4.7% other legal currencies. We believe that these funds, in addition to the cash generated by our operations, are sufficient to meet our operating requirements.

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
Sources and Uses of Cash. The following table summarizes the sources and uses of cash for the years ended December 31, 2022, 2021 and 2020, from our consolidated statements of changes in cash flows:

	Years Ended December 31,
	2022	2021	2020
	(in millions of Mexican pesos)
Net cash flows from operating activities	35,491	32,721	35,147
Net cash flows used in investing activities(1)	(19,597)	(9,547)	(10,508)
Net cash flows used in financing activities (2)	(20,847)	(20,263)	417

(1) Includes purchases of property, plant and equipment and investments in other assets.
(2) Includes dividends paid in 2022, 2021 and 2020, in the amount of Ps.11,463. Ps.10,649, and Ps.10,278 respectively.

Debt Structure
The following chart sets forth the debt breakdown of our company and its subsidiaries by currency and interest rate type as of December 31, 2022:

Currency	Percentage of Total Debt(1)(2)	Average Nominal Rate(3)	Average Adjusted Rate(1)(4)
Mexican pesos	62.0%	7.9%	8.3%
U.S. dollars	17.4%	3.0%	4.3%
Brazilian reais	18.0%	7.9%	12.4%
Colombian pesos	1.4%	6.8%	7.0%
Uruguayan pesos	1.2%	6.3%	6.3%

(1)    Includes the effects of our derivative contracts as of December 31, 2022, including cross currency swaps from U.S. dollars to Mexican pesos, U.S. dollars to Brazilian reais and U.S. dollars to Colombian pesos.
(2)    Due to rounding, these figures may not add up to 100.0%.
(3)    Annual weighted average interest rate per currency as of December 31, 2022.
(4)    Annual weighted average interest rate per currency as of December 31, 2022 after giving effect to interest rate swaps and cross currency swaps. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”
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
On June 30, 2017, we issued Ps.8,500 million aggregate principal amount of 10-year fixed rate certificados bursátiles bearing an annual interest rate of 7.87% and due June 2027. This series of certificados bursátiles is guaranteed by the Guarantors.
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
On September 23, 2021, we issued (i) Ps.6,965 million aggregate principal amount of 7-year fixed rate certificados bursátiles bearing an annual interest rate of 7.36% and due September 2028, and (ii) Ps.2,435 million aggregate principal amount of 5-year floating rate certificados bursátiles bearing an annual interest rate equal to 28-day TIIE plus 0.05% and due September 2026, in the Mexican local market. These certificados bursátiles are classified as sustainability-linked bonds and require us to achieve certain key performance indicators, namely achieving a water use ratio of 1.36 by 2024 and 1.26 by 2026. If these indicators are not achieved and verified by an independent third party by the established dates, the interest rate on the bonds will increase by 25 basis points to 7.61% and TIIE plus 0.30%, respectively. These series of certificados bursátiles are guaranteed by the Guarantors.

On October 10, 2022, we issued (i) Ps.5,500 million aggregate principal amount of 7-year fixed rate certificados bursátiles bearing an annual interest rate of 9.95% and due October 2029, classified as a social bond, and (ii) Ps.500 million aggregate principal amount of 4-year floating rate certificados bursátiles bearing an annual interest rate equal to 28-day TIIE plus 0.05% and due October 2026, classified as a sustainability bond in the Mexican local market. These series of certificados bursátiles are guaranteed by the Guarantors.

As of the date of this annual report, we had the following certificados bursátiles outstanding in the Mexican securities market:

Issue Year	Maturity	Amount	Rate
2022	October 1, 2029	Ps.5,500 million	9.95%
2022	October 5, 2026	Ps.500 million	28-day TIIE + 0.05%
2021	September 14, 2028	Ps.6,965 million	7.36%
2021	September 17, 2026	Ps.2,435 million	28-day TIIE + 0.05%
2020	January 28, 2028	Ps.3,000 million	7.35%
2020	August 15, 2025	Ps.1,727 million	28-day TIIE + 0.08%
2017	June 18, 2027	Ps.8,500 million	7.87%
2013	May 12, 2023	Ps.7,500 million	5.46%

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
As of December 31, 2022:
•we had, on a consolidated basis, Ps.78,669 million of unsecured and unsubordinated indebtedness outstanding, none of which was secured indebtedness,

•we had, on an unconsolidated basis (parent company only), Ps.77,516 million of unsecured and unsubordinated indebtedness outstanding,
•the Guarantors collectively, on an unconsolidated basis, had no indebtedness with third parties, and
•our subsidiaries, other than the Guarantors, had Ps.1,153 million of unsecured and unsubordinated indebtedness outstanding.
The table below summarizes financial information of the Parent (issuer) and Guarantors (together the obligor group), as of December 31, 2022, and for the twelve-month periods ended December 31, 2022. This summarized financial information is presented on a combined basis with intercompany balances and transactions between entities in the obligor group eliminated.
The accounting policies applied in the summarized financial information are the same as those used in the preparation of the consolidated financial statements (see Note 3). Non-guarantor subsidiary financial information has been excluded from the summarized financial information below.

2022
In millions of Mexican pesos
	Propimex(1)	La Pureza(2)	CIMSA(3)	RVC(4)	Yoli(5)	CIBSA(6)	Parent Coca-Cola FEMSA, S.A.B. de C.V.	Eliminations	Combined Wholly-owned Guarantors Subsidiaries and Parent
Current assets	Ps.15,328	Ps.565	Ps.385	Ps.510	Ps.239	Ps.228	Ps.40,187	Ps.(5,374)	Ps.52,068
Current assets balances with consolidated non-obligors	420	—	—	—	—	0	7,533	—	7,953
Non-current assets	62,616	1,455	1,655	1,498	677	1,192	165,513	(97,667)	136,939
Non-current assets balances with consolidated non-obligors	—	—	—	—	—	—	5,509	—	5,509
Current liabilities	14,603	287	324	347	242	1	4,088	(5,369)	14,523
Current liabilities with consolidated non-obligors	20,809	245	215	331	211	20	20,150	—	41,981
Non-current liabilities	37,637	28	8	2	1	15	86,475	(37,863)	86,303
Non-current liabilities with consolidated non-obligors	—	—	—	—	—	—	—	—	—
Equity	5,315	1,460	1,493	1,328	462	1,384	108,028	(59,809)	59,661
Net revenues	107,112	3,346	3,001	3,956	2,187	—	23,509	(35,272)	107,839
Net revenues with consolidated non-obligors	—	—	—	—	—	—	836	—	836
Gross profit	46,997	339	327	314	241	—	24,344	(23,001)	49,561
Net Income	1,862	142	111	158	82	103	15,565	(10,493)	7,530
(1)    Propimex, S. de R.L. de C.V.
(2)    Comercializadora La Pureza de Bebidas, S. de R.L. de C.V.
(3)    Grupo Embotellador Cimsa, S. de R.L. de C.V.
(4)    Refrescos Victoria del Centro, S. de R.L. de C.V.
(5)    Yoli de Acapulco, S. de R.L. de C.V.
(6)    Controladora Interamericana de Bebidas, S. de R.L. de C.V.

5.250% Senior Notes due 2043. On November 26, 2013, we issued US$400 million aggregate principal amount of 5.250% senior notes due November 26, 2043. On January 21, 2014, we issued US$200 million aggregate principal amount of additional notes under this series. On September 13, 2022, we repurchased US$111 million aggregate principal amount of these senior notes. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and the entering into sale and leaseback transactions by us and our significant subsidiaries.

2.750% Senior Notes due 2030. On January 22, 2020, we issued US$1,250 million aggregate principal amount of 2.750% senior notes due January 22, 2030. On September 13, 2022, we repurchased US$209 million aggregate principal amount of these senior notes. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes certain conditions upon a consolidation or merger by us and restricts the incurrence of liens and the entering into sale and leaseback transactions by us and our significant subsidiaries.
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
Bank Loans
As of December 31, 2022, we had a number of bank loans in Brazilian reais, U.S. dollars and Uruguayan pesos for an aggregate principal amount of Ps.1,153 million.
We are in compliance with all of the restrictive covenants in our debt instruments as of the date of this annual report.
Contingencies
We are subject to various claims and contingencies related to tax, labor and other legal proceedings. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. We may have losses related to such tax, labor and other legal proceedings. We periodically assess the probability of loss for such contingencies and accrue a provision and/or disclose the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a provision for the estimated loss. See Note 25 to our consolidated financial statements. We use outside legal counsel for certain complex legal proceedings. The following table displays the nature and amount of the loss contingencies recorded as of December 31, 2022 and December 31, 2021:

	As of December 31, 2022	As of December 31, 2021
	(in millions of Mexican pesos)	(in millions of Mexican pesos)
Tax	Ps. 1,823	Ps. 2,066
Labor	1,385	1,472
Legal	679	612
Total	Ps. 3,887	Ps. 4,150

In Brazil, we have been required by the relevant authorities to collateralize tax contingencies currently in litigation amounting to Ps.13,728 million, Ps.10,721 million and Ps.7,342 million as of December 31, 2022, 2021 and 2020, respectively, by pledging fixed assets, or providing bank guarantees.
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
Capital Expenditures
The following table sets forth our capital expenditures, including investment in property, plant and equipment, deferred charges and other investments for the periods indicated on a consolidated basis and by consolidated reporting segment:

	Years Ended December 31,
	2022	2021	2020
	(in millions of Mexican pesos)
Mexico and Central America(1)	11,759	9,800	6,764
South America(2)	7,906	4,064	3,590
Capital expenditures, net	19,665	13,865	10,354

(1)    Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)    Includes Colombia, Brazil, Argentina and Uruguay.
In 2022, 2021 and 2020, we focused our capital expenditures on investments in (i) increasing production capacity; (ii) placing coolers with retailers; (iii) returnable bottles and cases; (iv) improving the efficiency of our distribution infrastructure; and (v) information technology.
We have budgeted capital expenditures in an amount ranging between 8.0% and 9.0% of total revenues for 2023, which amount will primarily focus on strengthening our infrastructure, especially our manufacturing and distribution capacity, returnable bottles and cases, investments in information technology and investments in assets that increase our presence in the market. As is customary, this amount will depend on market and other conditions across our territories.
We estimate that of our projected capital expenditures for 2023, approximately 32.8% will be for our Mexican territories and the remaining will be for our non-Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2023.

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
The following table provides a summary of the fair value of derivative instruments as of December 31, 2022. The fair market value is estimated using market prices that would apply to terminate the contracts at the end of the period and are confirmed by external sources, which generally are also our counterparties to the relevant contracts.

	Fair Value as of December 31, 2022. Assets (liabilities)
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total fair value
	(in millions of Mexican pesos)
Cross Currency Swaps
U.S. dollars to Mexican pesos	42	—	(370)	6	(322)
U.S. dollars to Brazilian reais	2,179	(918)	46	—	1,307
U.S. dollars to Colombian pesos	57	365	—	—	422
Interest Rate Swaps
U.S. fixed rate to U.S. floating rate	—	—	—	(1,728)	(1,728)
Forwards
U.S. dollars to Mexican pesos	(254)	—	—	—	(254)
U.S. dollars to Brazilian reais	(18)	—	—	—	(18)
U.S. dollars to Colombian pesos	36	—	—	—	36
U.S. dollars to Argentine pesos	(30)	—	—	—	(30)
U.S. dollars to Uruguayan pesos	(16)	—	—	—	(16)
U.S. dollars to Costa Rican colones	(54)	—	—	—	(54)
Commodity Hedge Contracts
Sugar	282	21	—	—	303
Aluminum	(17)	—	—	—	(17)

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
At our general ordinary shareholders meeting held on March 27, 2023, the following directors were appointed or confirmed: 9 directors were appointed or confirmed by the Series A shares, 4 directors were appointed or confirmed by the Series D shares and 3 directors were appointed or confirmed by the Series L shares. Our board of directors is currently comprised of 16 members.
See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for information on relationships with certain directors and senior management.
As of the date of this annual report, our board of directors had the following members:

Series A Directors

José Antonio Vicente Fernández Carbajal Chairman	Born:	1954
	Gender:	Male
	Appointed to the board:	1993, as director; 2001 as chairman.
	Term:	Through the date of our annual shareholders meeting of 2024
	Principal occupation:	Executive Chairman of the board of directors of FEMSA.
	Public companies directorships:	Executive Chairman of the board of directors of FEMSA. Member of the board of directors of Industrias Peñoles, S.A.B. de C.V.
	Other directorships:	Chairman of the board of directors of Fundación FEMSA, A.C., or Fundación FEMSA and member of the board of directors of the Massachusetts Institute of Technology, or MIT and of Instituto Tecnológico y de Estudios Superiores de Monterrey, or ITESM.
	Past business experience:	Chief Executive Officer of FEMSA from 1995 to 2013, and held various positions in FEMSA including Deputy Chief Executive Officer and Chief Operating Officer from 1991 to 1995. Held the position of Commercial Vicepresident of Cervecería Cuauhtémoc Moctezuma, S.A. de C.V. from 1991 to 1993, Chief Executive Officer of Cadena Comercial Oxxo, S.A. de C.V. from 1989 to 1991 and Strategic Planning Manager of Grupo VISA, S.A. de C.V. from 1988 to 1989.
	Education:	Holds a degree in Industrial Engineering and a Master in Business Administration, or MBA from ITESM.
	Alternate director:	Javier Gerardo Astaburuaga Sanjines

Daniel Alberto Rodríguez Cofré Director	Born:	1965
	Gender:	Male
	Appointed to the board:	2022
	Term:	Through the date of our annual shareholders meeting of 2024
	Principal occupation:	Chief Executive Officer of FEMSA.
	Other directorship:	Member of the board of directors of Fundación FEMSA.
	Past business experience:	Chief Executive Officer of FEMSA Comercio from 2016 to 2021, and Chief Financial and Corporate Officer of FEMSA from 2015 to 2016. Held the position of Chief Executive Officer at Centros Comerciales Sudamericanos, S.A., from 2009 to 2014 and was appointed as Chief Financial Officer of the same company in 2008. Held several financial roles at Shell International Group in Latin America and Europe.
	Education:	Holds a degree in Forest Engineering from Austral University of Chile and an MBA from Adolfo Ibañez University of Chile.
	Alternate director:	Francisco Josué Camacho Beltrán

Federico José Reyes García Director	Born:	1945
	Gender:	Male
	Appointed to the board:	1993
	Term:	Through the date of our annual shareholders meeting of 2024
	Principal occupation:	Independent consultant.
	Coca-Cola FEMSA’s committees:	Member of the Planning and Finance Committee.
	Past business experience:	At FEMSA, held the position of Corporate Development Officer from 2006 to 2015, Chief Financial Officer and Corporate Development Officer from 1999 to 2006 and Executive Vice-President of Corporate Development from 1992 to 1993.
	Education:	Holds a degree in Business and Finance from ITESM.
	Alternate director:	Eugenio Garza y Garza

Ricardo Guajardo Touché Independent Director	Born:	1948
	Gender:	Male
	Appointed to the board:	1993
	Term:	Through the date of our annual shareholders meeting of 2024
	Principal occupation:	Independent consultant.
	Coca-Cola FEMSA’s committees:	Chairman of the Planning and Finance Committee.
	Public companies directorships:	Member of the boards of directors of FEMSA, Grupo Aeroportuario del Sureste, S.A.B. de C.V. and Vitro, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México.
	Past business experience:	Chairman of the board of directors of Solfi, S.A. de C.V. from 2006 to 2020 and member of the board of directors and Chief Executive Officer of Grupo Valores Monterrey from 2006 to 2017. Chairman and Chief Executive Officer of Grupo Financiero BBVA Bancomer from 1991 to 2000 and Chairman from 2000 to 2004.
	Education:	Holds an Electrical Engineering degree from ITESM and the University of Wisconsin and a Master’s degree from the University of California at Berkeley.

Enrique F. Senior Hernández Independent Director	Born:	1943
	Gender:	Male
	Appointed to the board:	2004
	Term:	Through the date of our annual shareholders meeting of 2024
	Principal occupation:	Managing Director of Allen & Company, LLC, or Allen & Company.
	Coca-Cola FEMSA’s committees:	Member of the Planning and Finance Committee.
	Public companies directorships:	Member of the boards of directors of FEMSA and Grupo Televisa, S.A.B. de C.V.
	Other directorships:	Member of the boards of directors of Cinemark USA, Inc. and Univision Communications, Inc.
	Past business experience:	Executive Vice President and Managing Director of Allen & Company since 1980, Vice President of Allen & Company from 1973 to 1980, and Corporate Finance Executive of White, Weld & Company from 1969 to 1973.
	Education:	Holds a BA in Architecture, BE in Electrical Engineering, BS in Industrial Administration from Yale University, an MBA from Harvard University Business School and an Honorary Doctorate of Law from Emerson College.

José Henrique Cutrale Director	Born:	1974
	Gender:	Male
	Appointed to the board:	2022
	Term:	Through the date of our annual shareholders meeting of 2024
	Principal occupation:	Director of Sucocitrico Cutrale Ltda.
	Other directorships:	Member of the boards of directors of our Brazilian subsidiary (SPAL Indústria Brasileira de Bebidas, S.A.), Sucocitrico Cutrale Ltda., Burlingtown UK Limited, Cutrale North America, Inc., and Chiquita Holdings Limited.
	Alternate director:	Graziela Cutrale

Alfonso González Migoya Independent Director	Born:	1945
	Gender:	Male
	Appointed to the board:	2006
	Term:	Through the date of our annual shareholders meeting of 2024
	Principal occupation:	Business consultant.
	Coca-Cola FEMSA’s committees:	Member of the Audit Committee.
	Public companies directorships:	Member of the boards of directors of FEMSA, Controladora Vuela Compañía de Aviación, S.A.B. de C.V., Regional, S.A.B. de C.V. and Servicios Corporativos JAVER, S.A.B. de C.V.
	Other directorships:	Member of the boards of directors of Invercap Holdings, S.A.P.I. de C.V., Grupo Cuprum, S.A.P.I. de C.V. and Pinturas Berel, S.A. de C.V.
Past business experience:
Held the position of Chief Executive Officer of Grupo Industrial Saltillo, S.A.B. de C.V. from 2009 to 2014, and Senior Vice President, Finance, Planning and Human Resources of Alfa, S.A.B. de C.V. from 1995 to 2005.

	Education:	Holds a degree in Mechanical Engineering from ITESM and an MBA from the Stanford University Graduate School of Business.

Francisco Zambrano Rodríguez Independent Director	Born:	1953
	Gender:	Male
	Appointed to the board:	2003
	Term:	Through the date of our annual shareholders meeting of 2024
Principal occupation:
Independent consultant and Co-Chief Executive Officer of Desarrollo Inmobiliario y de Valores, S.A. de C.V., or Desarrollo Inmobiliario y de Valores, Corporativo Zeta DIVASA, S.A.P.I. de C.V., or Corporativo Zeta DIVASA, and IPFC Inmuebles, S.A.P.I. de C.V., or IPFC Inmuebles.

	Coca-Cola FEMSA’s committees:	Member of the Audit Committee.
	Other directorships:	Member of the boards of directors of Desarrollo Inmobiliario y de Valores, Corporativo Zeta DIVASA, and IPFC Inmuebles.
Past business experience:
Has extensive experience in investment banking and private investment services, in real estate development and project management, real estate private investment funds, and as estate planning consultant.

	Education:	Holds a degree in Chemical Engineering from ITESM and an MBA from the University of Texas at Austin.

Luis Rubio Freidberg Independent Director	Born:	1955
	Gender:	Male
	Appointed to the board:	2017
	Term:	Through the date of our annual shareholders meeting of 2024
	Principal occupation:	Chairman of México Evalúa Centro de Análisis de Políticas Públicas, A.C.
	Coca-Cola FEMSA’s committees:	Chairman of the Corporate Practices Committee.
	Other directorships:	Member of the boards of directors of Xanthus, The India Fund-Asia Tigers and the Halifax Security Forum.

Past business experience:	Chairman of the Consejo Mexicano de Asuntos Internacionales. Contributing editor of the newspaper Reforma. In the 1970’s, served as Planning Director at Citibank in Mexico and as an adviser to Mexico’s Secretary of Finance and Public Credit.
Education:	Holds a degree in Political Science and Public Administration from Universidad Iberoamericana and a Master’s degree and PhD in Political Science from Brandeis University and MBA, Mckinsey.

Series D Directors

John Murphy Director	Born:	1962
	Gender:	Male
	Appointed to the board:	2019
	Term:	Through the date of our annual shareholders meeting of 2024
	Principal occupation:	Executive Vice President and Chief Financial Officer of The Coca-Cola Company.
	Coca-Cola FEMSA’s committees:	Member of the Planning and Finance Committee.
	Past business experience:	From 2016 to 2018, served as president of the Asia Pacific Group of The Coca-Cola Company and from 2013 to 2016 as president of the South Latin business unit. Prior to this role, from 2008 to 2012, was president of the Latin Center business unit. During his three-decade career with The Coca-Cola Company, held a variety of general management, finance and strategic planning roles.
	Education:	Holds a Bachelor’s degree in Business Studies from Trinity College in Dublin and a diploma in Professional Accounting from the University College in Dublin.
	Alternate director:	Stacy Lynn Apter

José Octavio Reyes Lagunes Director	Born:	1952
	Gender:	Male
	Appointed to the board:	2016
	Term:	Through the date of our annual shareholders meeting of 2024
	Principal occupation:	Retired.
Past business experience:
Vice-Chairman of The Coca-Cola Export Corporation from 2013 to 2014 and as President of the Latin American Group of The Coca-Cola Company from 2002 to 2012. In 1996, became President for the Mexico Division of The Coca-Cola Company.

	Education:	Holds a degree in Chemical Engineering from the Universidad Nacional Autónoma de Mexico and an MBA from ITESM.
	Alternate director:	T. Robin Rodgers Moore

Nikos Koumettis Director	Born:	1964
	Gender:	Male
	Appointed to the board:	2022
	Term:	Through the date of our annual shareholders meeting of 2024
	Principal occupation:	President of Europe Operating Unit of The Coca-Cola Company.
	Past business experience:	Group president for Europe, Middle East and Africa for The Coca-Cola Company from 2019 to 2020, and President of The Coca-Cola Company Central and Eastern Europe business unit from 2016 to 2018. From 2011 to 2016, served as President of the Central and Southern Europe business unit of The Coca-Cola Company. Joined The Coca-Cola Company in 2001 where he has had different roles including, business unit President for Canada, President of the Adriatic and Balkans business unit, and Southeast Mediterranean Region General Manager. Prior to joining The Coca-Cola Company, served in marketing roles with Kraft Jacobs Suchard; sales and distribution roles with Elgeka; and in commercial and logistics functions for Papastratos S.A./Philip Morris.
	Education:	Holds a Bachelor’s degree of Science in Business Administration from the American College of Greece and a Master of Science degree in International Marketing from Strathclyde Business School.

Jennifer K. Mann Director	Born:	1972
	Gender:	Female
	Appointed to the board:	2023
	Term:	Through the date of our annual shareholders meeting of 2024
	Principal occupation:	Corporate Senior Vice-President and President of North America for The Coca-Cola Company.
	Other directorships:	Member of the boards of directors of Coca-Cola Consolidated, Inc., Fairlife, LLC, and American Beverage Association.
	Past business experience:	Served as president of Global Ventures of The Coca-Cola Company and was Chief People Officer. From 2012 to 2015, served as Vice-President and General Manager of Coca-Cola Freestyle, has held roles of increased responsibility spanned operations and customer leadership. Joined The Coca-Cola Company in 1997 as manager in the National Customer Support division of North America.
	Education:	Holds a degree in Accounting from Georgia State University.
	Alternate director:	Marie D. Quintero-Johnson

Series L Directors

Victor Alberto Tiburcio Celorio Independent Director	Born:	1951
	Gender:	Male
	Appointed to the board:	2019
	Term:	Through the date of our annual shareholders meeting of 2024
	Principal occupation:	Independent consultant.
	Coca-Cola FEMSA’s committees:	Chairman and Financial Expert of the Audit Committee.
	Public companies directorships:	Member of the boards of directors of FEMSA, Grupo Palacio de Hierro, S.A.B. de C.V., Fresnillo, PLC and Grupo Nacional Provincial, S.A.B.
	Other directorships:	Member of the boards of directors of Profuturo Afore, S.A. de C.V., Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat and TankRoom, S.A.P.I. de C.V.
	Past business experience:	Chief Executive Officer of Mancera, S.C. (Ernst & Young Mexico) from 2000 to 2013 and partner of Mancera, S.C. from 1980 to 2000.
	Education:	Holds a Public Accountant degree from the Universidad Iberoamericana and an MBA from Instituto Tecnológico Autónomo de México.

Luis Alfonso Nicolau Gutiérrez Independent Director	Born:	1961
	Gender:	Male
	Appointed to the board:	2018
	Term:	Through the date of our annual shareholders meeting of 2024
	Principal occupation:	Partner at Ritch, Mueller y Nicolau, S.C., or Ritch Mueller (law firm) and member of the firm’s executive committee.
	Coca-Cola FEMSA’s committees:	Member of the Corporate Practices Committee.
	Public companies directorships:	Member of the boards of directors of Grupo Posadas, S.A.B. de C.V., Gentera, S.A.B. de C.V., Grupo Cementos de Chihuahua, S.A.B. de C.V. and Becle, S.A.B. de C.V. (Cuervo).
	Other directorships:	Member of the board of directors of Grupo Coppel, S.A. de C.V.
	Past business experience:	Has been a partner at Ritch Mueller since 1990, specializing in mergers and acquisitions, debt and equity capital markets transactions and banking and finance.

	Education:	Holds a Law degree from the Escuela Libre de Derecho and a Master´s in Law from Columbia University.
	Alternate director:	Jaime A. El Koury (independent alternate director)

Amy Eschliman Independent Director	Born:	1973
	Gender:	Female
	Appointed to the board:	2023
	Term:	Through the date of our annual shareholders meeting of 2024
	Principal occupation:	Managing Director of Retail at Google Cloud.
	Coca-Cola FEMSA’s committees:	Member of the Planning and Finance Committee.
	Other directorships:	Member of the Keen Shoes advisory board.
Past business experience:
Senior Vice-President of Client Engagement and Senior Vice-President of E-Commerce in Sephora. Was the Vice-President of E-Commerce of Pottery Barn, within Williams-Sonoma, Inc., and responsible for E-Commerce and retention marketing.

	Education:	Holds a Bachelor’s Degree in Economics from the University of California, Berkeley and an MBA from Harvard University.

The secretary of the board of directors is Alejandro Gil Ortiz and the alternate secretary of the board of directors is Carlos Luis Díaz Sáenz, our general counsel.
In June 2004, José Luis Cutrale directly or through other companies made a capital contribution equivalent to approximately US$50 million to our Brazilian operations in exchange for approximately 16.9% equity stake in these operations. We entered into an agreement with Mr. Cutrale pursuant to which he was invited to serve as a director of our company. Due to the unfortunate death of Mr. Cutrale, we have agreed to appoint his son, Jose Henrique Cutrale, as member of our board of directors.
Executive Officers
The following are the executive officers of our company:

Ian Marcel Craig Garcia Chief Executive Officer	Born:	1972
	Gender:	Male
	Joined:	1994
	Appointed to current position:	2023
	Business experience with us:	Served as Chief Operating Officer of Brazil and Argentina. Also, served as Chief Financial Officer of our South America division, and was our Corporate Finance and Treasury Director.
	Other business experience:	Within the group, worked in a Corporate Finance position and in the Beer Division in a Supply Chain position. Also worked in other companies in the area of strategic planning.
	Education:	Holds a Bachelor’s degree in Industrial Engineering from ITESM, an MBA from the University of Chicago Booth School of Business and a Master’s degree in International Commercial Law from ITESM.

Gerardo Cruz Celaya Chief Financial Officer	Born:	1977
	Gender:	Male
	Joined:	2003
	Appointed to current position:	2023
	Business experience with us:	Previously served in several senior management positions in the financial area of the company such as Director of Corporate Finance and Treasury, Director of Planning and Finance for Latin America and Director of Finance for Coca-Cola FEMSA Colombia.

	Education:	Holds a Bachelor’s degree in Economics and a Master’s degree in Applied Statistics from ITESM.

Karina Paola Awad Pérez Human Resources Officer	Born:	1968
	Gender:	Female
	Joined:	2018
	Appointed to current position:	2018
	Business experience with us:	Joined our company in 2018 as Human Resources Officer.
	Other business experience:	Has served for more than 25 years in several areas of human resources. In 2010, occupied the position of Vice President of Human Resources for Wal-Mart Chile and in 2013 was named Senior Vice President of Human Resources for Wal-Mart Mexico and Central America.
	Education:	Holds a degree in psychology from the Pontificia Universidad Catolica de Chile and an MBA from the Adolfo Ibañez University of Chile.

Rafael Ramos Casas Supply Chain and Engineering Officer	Born:	1961
	Gender:	Male
	Joined:	1999
	Appointed to current position:	2018
	Business experience with us:	Has served as Supply Chain Officer of FEMSA and OXXO. Held several positions in Propimex for our division in Mexico.
	Other business experience:	Has experience with a different bottler company in Mexico in positions such as Chief Operating Officer, Manufacturing Director and plant manager.
	Education:	Holds a degree in Biochemical Engineering with a minor in Administration and a Master’s degree in Business Administration of Agricultural Enterprises.

Washington Fabricio Ponce García Chief Operating Officer—Mexico	Born:	1968
	Gender:	Male
	Joined:	1998
	Appointed to current position:	2019
	Business experience with us:	Has served as head of our Asia division and as head of our Colombian operations. Has served as Managing Director of Central America, Philippines, Argentina, Brazil, Colombia and Strategic Planning Director for our operations in Latin America.
	Other business experience:	Worked for three years with Bain & Company.
	Education:	Holds a Master´s degree in Business Economics from INCAE, Costa Rica.

Aitor Ocejo Zubizarreta Chief Operating Officer—Latin America	Born:	1974
	Gender:	Male
	Joined:	2000
	Appointed to current position:	2023
	Business experience with us:	Director of Operations in Guatemala since 2018, LATAM Projects Director in Venezuela from 2017 to 2018 and served in Venezuela as a Commercial and Operational Officer during the period of 2010 to 2017. Also served in several management positions in our company, such as Operational Transformation Officer and Commercial Development Officer.
	Education:	Holds a Bachelor´s degree in Industrial Engineering from Universidad Iberoamericana.

Eduardo Pereyra Mendez Chief Operating Officer—Brazil	Born:	1973
	Gender:	Male
	Joined:	2002

	Appointed to current position:	2023
	Business experience with us:	Held different roles including Regional Manager in Mexico and Colombia, as well as Commercial Director in Venezuela, Brazil and Colombia. In 2018, held the role of Director of Operations of Coca-Cola FEMSA Colombia until 2022.
	Education:	Holds a degree in Industrial Engineering from ITESM and has an MBA from the Adolfo Ibañez University of Chile.

Gabriel Coindreau Montemayor Strategic Planning Director	Born:	1970
	Gender:	Male
	Joined:	2000
	Appointed to current position:	2023
	Business experience with us:	Director of Planning and Organizational Development in FEMSA from 2018 to 2022. Served as Director of Operations in Coca-Cola FEMSA Colombia and in Central America from 2014 to 2018. Held several roles in Strategic Organizational Planning between 2000 and 2013.
	Education:	Holds a Bachelor´s degree in Electronics and Communications Engineering from the ITESM.

Nicolas Bertelloni Chief Growth Officer	Born:	1981
	Gender:	Male
	Joined:	2004
	Appointed to current position:	2023
Business experience with us:	Director of Operations in Argentina and Uruguay from 2021 to 2022, Marketing Director in Mexico from 2019 to 2021, and Marketing Director from 2017 to 2019 and Trade Director from 2016 to 2017 in Brazil.
		Previously, diverse positions in Business Intelligence, Marketing, Planning and Commercial in Argentina and Brazil from 2004 to 2014.
	Other business experience:	Head of Pricing and Marketing Mix Modeling at Nielsen Brazil between 2015 and 2016.
	Education:	Holds a Bachelor’s degree in Administration and a Bachelor´s degree in Economics from Universidad de Buenos Aires, a Master’s degree in International Economics from Institut für Weltwirtschaft, Kiel, Germany, and an MBA from Fundação Getúlio Vargas, São Paulo, Brazil.

Ignacio Echevarría Mendiguren Digital and Technology Officer	Born:	1967
	Gender:	Male
	Joined:	2018
	Appointed to current position:	2021
	Business experience with us:	Joined our company in 2018 as Information Technology Director.
	Other business experience:	Has served as Chief Information Officer from 2006 to 2013 in Cobega, S.A. and from 2013 to 2015 in Coca-Cola Iberian Partners. Also worked in Coca-Cola European Partners as responsible for certain projects as Vice-President Information Technology Solution Delivery.
	Education:	Holds a Bachelor’s degree in Industrial Engineering from the School of Industrial Engineering of Barcelona and an MBA from the IE University of Madrid.

Diversity and Inclusion on the Board of Directors and Executive Officers
Our board of directors is comprised of 16 board members and eight alternates, 75.0% of which are men and 25.0% of which are women. Of our executive officers, 90.0% are men and 10.0% are women.
We have a corporate human resources policy that fosters inclusion, diversity, equal opportunities and non-discrimination, including gender distinction. This policy was approved by our board of directors and all of our employees are required to comply with it. Our human resources officer, Karina Paola Awad Pérez, is responsible for enforcing such policy.

Compensation of Directors and Officers

For the year ended December 31, 2022, the aggregate compensation of all of our executive officers paid or accrued for services in all capacities was Ps.454.8 million. The aggregate compensation amount includes Ps.312.5 million of cash bonus awards and bonuses paid to certain of our executive officers pursuant to our incentive plan for stock purchases. See “—Bonus Program.”

The aggregate compensation for directors during 2022 was Ps.22.3 million. For each meeting attended in 2022, we paid US$13,000 to each director with foreign residence and nationality and US$9,000 to all other directors.

We paid US$5,000 to each of the members of the Audit, Finance and Planning and the Corporate Practices Committees per each meeting attended, and we paid US$6,500 to the chairman of the Audit Committee per meeting attended.
Our executive officers and senior executives participate in our benefit plans in the same terms as our other employees. Members of our board of directors do not participate in our benefit plans. As of December 31, 2022, amounts accrued for all employees under our pension and retirement plans were Ps.4,199 million, of which Ps.1,288 million are already funded.

Bonus Program

Cash-based payment bonus plan. This bonus plan is part of our short-term incentive plan for the benefit of all our executives, including executive officers and senior management. The program is based on a combination of global and individual key performance indicators established at the beginning of the year for each eligible participant in accordance with their level of responsibility. Currently, as instructed by the Corporate Practices Committee, fifty percent of the annual bonus is based on our company’s evaluation metric the Economic Value Added, or EVA, methodology and the remaining fifty percent is based on individual performance.
For 2023 onwards, the annual bonus will be calculated differently. Fifty percent of the annual bonus will be evaluated based on certain annual targets established by our company regarding earnings before interest and taxes (EBIT) and working capital, and the other fifty percent will remain being evaluated based on individual performance.
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
During the years ended December 31, 2022, 2021 and 2020, the cash-based and share-based bonus expense paid to the eligible participants pursuant to our bonus programs amounted to Ps.1,527 million, Ps.856 million, and Ps.747 million, respectively.
Share Ownership
None of our directors, alternate directors or executive officers is the beneficial owner of more than 1.0% of any class of our capital stock. See Note 17 to our consolidated financial statements.

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
Our board of directors is supported by committees, which are working groups approved at our annual shareholders meeting that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. The following are the three committees of the board of directors:
•Planning and Finance Committee. The Planning and Finance Committee works with management to set our annual and long-term strategic and financial plans and monitors adherence to these plans. It is responsible for setting our optimal capital structure and recommends the appropriate level of borrowing as well as the issuance of securities. Financial risk management is another responsibility of the Planning and Finance Committee. Ricardo Guajardo Touché is the chairman of the Planning and Finance Committee. The other members include: Federico José Reyes García, John Murphy, Amy Eschliman, Enrique F. Senior Hernández and Eugenio Garza y Garza. The secretary non-member of the Planning and Finance Committee is Gerardo Cruz Celaya, our Chief Financial Officer.

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
•Corporate Practices Committee. The Corporate Practices Committee, which consists exclusively of independent directors, is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders meeting and include matters on the agenda for that meeting that it deems appropriate, approve policies on related party transactions, approve the compensation plan of the chief executive officer and relevant officers, and support our board of directors in the elaboration of related reports. The chairman of the Corporate Practices Committee is Luis Rubio Freidberg. Pursuant to the Mexican Securities Market Law, the chairman of the Corporate Practices Committee is elected at our shareholders meeting. The other members include: Jaime A. El Koury and Luis A. Nicolau Gutiérrez, and two permanent non-member guests, Daniel Alberto Rodríguez Cofré and José Octavio Reyes Lagunes. The secretary non-member of the Corporate Practices Committee is Karina Paola Awad Pérez, our Human Resources Officer.

Employees

As of December 31, 2022, our headcount was as follows: 54,422 in Mexico and Central America, and 42,789 in South America. In the headcount, we include the employees of third party distributors. The table below sets forth headcount by category for the periods indicated:

	As of December 31,
	2022	2021	2020
Executives	1,013	895	871
Non-union	28,894	26,926	26,139
Union	50,538	45,939	44,518
Employees of third party distributors	16,766	9,994	10,806
Total	97,211	83,754	82,334

As of December 31, 2022, approximately 51.99% of our employees, most of whom were employed in Mexico, were members of labor unions. We had 238 separate collective bargaining agreements with 100 labor unions. In general, we have a good relationship with the labor unions throughout our operations. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information.”

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

(1)    FEMSA owns these shares through its wholly owned subsidiary Compañía Internacional de Bebidas, S.A. de C.V. Approximately 74.86% of the voting stock of
FEMSA is owned by the technical committee and trust participants under Irrevocable Trust No. 463 established at Banco Invex, S.A. Institución de Banca
Múltiple, Invex Grupo Financiero, as Trustee.As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power of the shares deposited in the voting trust: Banco Invex, S.A., as Trustee under Trust No. 3763 (controlled by the Garza Lagüera Gonda Family), Paulina Garza Lagüera Gonda, Max Brittingham, Maia Brittingham, Bárbara Braniff Garza Lagüera, Eugenia Braniff Garza Lagüera, Lorenza Braniff Garza Lagüera, Paula Treviño Garza Lagüera, Inés Treviño Garza Lagüera, Eugenio Fernández Garza Lagüera, Daniela Fernández Garza Lagüera, Eva María Fernández Garza Lagüera, José Antonio Fernández Garza Lagüera, Consuelo Garza Lagüera de Garza, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), Alfonso Garza Garza, Juan Pablo Garza García, Alfonso Garza García, María José Garza García, Eugenia María Garza García, Patricio Garza Garza, Viviana Garza Zambrano, Patricio Garza Zambrano, Marigel Garza Zambrano, Ana Isabel Garza Zambrano, Juan Carlos Garza Garza, José Miguel Garza Celada, Gabriel Eugenio Garza Celada, Ana Cristina Garza Celada, Juan Carlos Garza Celada, Eduardo Garza Garza, Eduardo Garza Páez, Balbina Consuelo Garza Páez, Eugenio Andrés Garza Páez, Eugenio Garza Garza, Camila Garza Garza, Ana Sofía Garza Garza, Celina Garza Garza, Marcela Garza Garza, Carolina Garza Villarreal, María Teresa Gual y Aspe, Alejandro Baillères Gual, Raúl Baillères Gual, Xavier Baillères Gual, Juan Pablo Baillères Gual, María Teresa Baillères Gual, Corbal, S.A. de C.V. (controlled by Baillères Family), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/29490-0 (controlled by Celia Baillères González and Lebrija Baillères Family, Trust No. F/344234 BBVA Bancomer Servicios, S.A., Trust No. F/4364 Banco Invex, S.A., (controlled by Susana Baillères González and Arnaud Baillères Family) and Baillères Gual Family), María Magdalena Michel y Suberville, Max David Michel, Juan Maria Pedro David Michel, Monique Berthe Michele Madeleine David Michel, María Berta Renee Michel y Suberville, Magdalena María Guichard Michel, Rene Cristobal Guichard Michel, Miguel Graciano José Guichard Michel, Graciano Mario Juan Guichard Michel, Juan Bautista Guichard Michel, Banco Invex, S.A., as Trustee under Trust No. F/4165 (controlled by the Michel González Family), Banco Invex, S.A., as Trustee under Trust No. F/3038 (controlled by Michel González Family), BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/408262-4 (controlled by the Michel González family). Franca Servicios, S.A. de C.V. (controlled by the Calderón Rojas family), and BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/29013-0 (controlled by the Calderón Rojas family).
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
As of the date of this annual report and based on public filings with the SEC the Bill and Melinda Gates Foundation Trust held 62,147,190 units, or 11.83% of the total amount of our units, which represented 186,441,570 Series B shares, or 11.83% of the total amount of our Series B shares, and 310,735,950 Series L shares, or 11.83% of the total amount of our Series L shares.
Our Series A shares, owned by FEMSA, are held in Mexico and our Series D shares, owned by The Coca-Cola Company, are held outside of Mexico.
As of the date of this report, we had approximately 25,738,679 ADSs outstanding, representing 49.0% of the total amount of our units, or 49.9% of the total amount of our Series B shares and 49.0% of the total amount of our Series L shares, held by approximately 315 registered holders (including The Depositary Trust Company) with registered addresses outside of Mexico.
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
•The Coca-Cola Company may require the establishment of a different long-term strategy for Brazil. If, after taking into account our performance in Brazil, The Coca-Cola Company does not consider us to be part of this long-term strategic solution for Brazil, then we will sell our Brazilian franchise to The Coca-Cola Company or its designee at fair market value. Fair market value would be determined by independent investment bankers retained by each party at their own expense pursuant to specified procedures. In light of the performance of our business in Brazil and the fact that The Coca-Cola Company authorized us to acquire five Coca-Cola bottlers in Brazil from 2008 to 2022 and participate in the acquisition of the Brazilian operations of Jugos del Valle, Leão Alimentos, Trop Frutas, the AdeS business in Brazil, among others, we believe that this provision is no longer applicable.
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
FEMSA
We regularly engage in transactions with FEMSA and its subsidiaries, including sales of our products. The aggregate amount of these sales was Ps.6,539 million, Ps.5,489 million and Ps.5,020 million in 2022, 2021 and 2020, respectively. Substantially all of these sales consist of sales to FEMSA Comercio, which operates OXXO, the chain of convenience stores.
We also purchase products and receive services from FEMSA and its subsidiaries. The aggregate amount of these purchases was Ps.10,129 million, Ps.7,447 million and Ps.6,538 million in 2022, 2021 and 2020, respectively. These amounts principally relate to assets such as coolers and services provided to us by FEMSA. In 2017, we renewed our service agreement with a subsidiary of FEMSA, which provides for the continued provision of administrative services relating to insurance, legal and tax advice, consulting and advisory services, relations with governmental authorities and certain administrative and internal auditing services that it has been providing since June 1993. In November 2000, we entered into a service agreement with a subsidiary of FEMSA, Solistica, S.A. de C.V., for the transportation of finished products from our bottling plants to our distribution centers within Mexico. Additionally,

FEMSA, through its strategic businesses unit, provides logistics services, point-of-sale refrigeration solutions and plastics solutions to us in the countries where we operate.
We also purchase products from Heineken and its subsidiaries (in which FEMSA owns a non-controlling interest) mainly in Brazil. The aggregate amount of these purchases was Ps.5,036 million, Ps.11,635 million and Ps.11,600 million in 2022, 2021 and 2020, respectively. These amounts principally relate to beer and other products.
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
The Coca-Cola Company
We regularly engage in transactions with The Coca-Cola Company and its affiliates. We purchase all of our concentrate requirements for Coca-Cola trademark beverages from affiliates of The Coca-Cola Company. Total expenses charged to us by The Coca-Cola Company for concentrates were Ps.43,717 million, Ps.37,213 million and Ps.32,222 million in 2022, 2021 and 2020, respectively. Our company and The Coca-Cola Company develop an annual marketing strategy to promote the sale and consumption of our products. In order to implement this strategy, we and The Coca-Cola Company first develop an allocation of marketing expenditures amongst ourselves, which we monitor and track during the year. At the end of the year, we review the actual marketing expenditures and pay or receive a reimbursement from The Coca-Cola Company in accordance with the agreed-upon allocation. Marketing reimbursements from The Coca-Cola Company were Ps.1,170 million, Ps.2,437 million and Ps.1,482 million in 2022, 2021 and 2020, respectively. The Coca-Cola Company also makes contributions to us that we generally use for initiatives that promote volume growth of Coca-Cola trademark beverages, including the placement of coolers with retailers.
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
We purchase products from Jugos del Valle, a joint business acquired together with The Coca-Cola Company, in the amount of Ps.3,234 million, Ps.2,918 million and Ps.2,437 million in 2022, 2021 and 2020, respectively, which is mainly related to certain juice-based beverages and dairy products that are part of our product portfolio. As of April 14, 2023, we held a 29.3% interest in Jugos del Valle.
We purchase products from Leão Alimentos, a business acquired together with The Coca-Cola Company, in the amount of Ps.215 million, Ps.1,320 million and Ps.1,253 million in 2022, 2021 and 2020, respectively, which is mainly related to certain juice-based beverages and teas that are part of our product portfolio. As of April 14, 2023, we held a 25.1% indirect interest in Leão Alimentos.
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
In Mexico, we purchase canned sparkling beverages from Industria Envasadora de Querétaro, S.A. de C.V., or IEQSA, in which, as of April 14, 2023, we held a 26.5% equity interest. We purchased Ps.577 million, Ps.234 million and Ps.226 million in canned sparkling beverages from IEQSA in 2022, 2021 and 2020, respectively. We also purchase sugar from Beta San Miguel and PIASA, both sugar-cane producers in which, as of April 14, 2023, we held a 2.7% and 36.4% equity interest, respectively. We purchased Ps.724 million, Ps.938 million and Ps.1,023 million in sugar from Beta San Miguel in 2022, 2021 and 2020, respectively. We purchased Ps.2,841 million, Ps.2,213 million and Ps.2,123 million in sugar from PIASA in 2022, 2021 and 2020, respectively.

Other Related Party Transactions
José Antonio Fernández Carbajal, our chairman of the board of directors, is also a member of the board of directors of ITESM, a Mexican private university that routinely receives donations from us.
See Notes 6 and 14 to our consolidated financial statements for more information on our related party transactions, including transactions with parties that fall within the related party definition pursuant to IFRS rules.
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
Legal Proceedings
We are party to various legal proceedings in the ordinary course of business, including in relation to antitrust, labor, tax and commercial matters. We believe we had appropriate reserves as required under IFRS for these legal proceedings as of December 31, 2022. Other than as disclosed in this annual report, we are not currently involved in any litigation or arbitration proceeding, including any proceeding that is pending or threatened of which we are aware, which we believe could have, or has had, a material adverse effect on our company. Other legal proceedings that are pending against us or that involve us or our subsidiaries are incidental to the conduct of our and their business. We believe that the ultimate resolution of such other proceedings individually or in an aggregate basis would not have a material adverse effect on our consolidated financial condition or results. For further information, see Notes 24.2.1, 25.6 and 25.7 to our consolidated financial statements.
Tax Proceeding against KOF Costa Rica. In 2013, the Costa Rican National Institute of Rural Development (Instituto Nacional de Desarrollo Rural or the INDER)) questioned our Costa Rican subsidiary’s method of calculating the contribution to the INDER (excise tax) for the period from 2009 to 2012. Prior to a change in law on November 29, 2012, which specifically provided how to calculate this excise tax (by multiplying a fixed amount in Costa Rican colones by the milliliters of products sold), our Costa Rican subsidiary calculated the excise tax based on production costs. However, the INDER’s interpretation is that the excise tax had to be calculated based on the sales price, including the profit margin, of the products. As a result, the INDER requested the payment of the unpaid contribution amounts for the 2009-2012 period. We filed, through an administrative procedure, an appeal against such requirement, which was denied. We have contested this claim through a legal proceeding, which is still pending resolution and we have filed a motion for a stay of execution until the legal proceeding is finally resolved, through which we deposited a guarantee in an escrow account in favor of the INDER.
For a description of other unsettled lawsuits with tax authorities and other parties, see Note 25.6 to our consolidated financial statements.

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
•internal policies;
•the compensation of our chief executive officer and the senior management reporting directly to the chief executive officer; and
•other transactions that represent more than 1.0% of our consolidated assets.
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
Our directors may be liable for damages for failing to comply with their duty of care if such failure causes economic damage to us or our subsidiaries and the director (1) failed to attend board of directors or committee meetings and as a result of, such failure, the board of directors is unable to take action, unless such absence is approved by the shareholders meeting, (2) failed to disclose to the board of directors or the committees material information necessary for the board of directors to reach a decision, unless legally prohibited from doing so or required to do so to maintain confidentiality, and (3) failed to comply with the duties imposed by the Mexican Securities Market Law or our bylaws.
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
Notwithstanding, the Mexican Securities Market Law provides that the members of the board of directors will not incur, individually or jointly, in liability for damages and losses caused to our company, when their acts were made in good faith, provided that (1) the directors complied with the requirements of the Mexican Securities Market Law and with our bylaws, (2) the decision making or voting was based on information provided by the relevant officers, the external auditor or the independent experts, whose capacity and credibility do not offer reasonable doubt, (3) the negative economic effects could not have been foreseen, based on the information available, and (4) the resolutions of the shareholders meeting were observed.
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
In July 2015, we executed certain agreements with DXC Technology (formerly Hewlett Packard) for the outsourcing of technology services in all of our territories which will be extended until June 2023. In addition, in December 2022, we executed a Central Computing Master Services Agreement for host and storage services which will be in force until December 2026.

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
Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder of our units or ADSs generally is subject to taxation at the preferential rates applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid to holders of our units or ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purposes of the qualified dividend rules, or the dividends are paid with respect to ADSs that are readily tradable on an established U.S. securities market and (2) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2022 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2023 taxable year.

Subject to generally applicable limitations and conditions, Mexican dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the IRS and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that is eligible for, and property elects, the benefits of the Tax Treaty, the Mexican tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Mexican tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Mexican dividend tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Mexican tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations.

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
Capital gain or loss recognized by a U.S. holder on the sale or other disposition of the ADSs or units generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Under the new foreign tax credit requirements recently adopted by the IRS, any Mexican tax imposed on the sale or other disposition of the shares generally will not be treated as a creditable tax for U.S. foreign tax credit purposes. If the Mexican tax is not a creditable tax, the tax would reduce the amount realized on the sale or disposition of the ADSs or units even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the ADSs or units and any Mexican tax imposed on such sale or disposition.

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
U.S. Tax Consequences for Non-U.S. Holders
Taxation of Dividends and Capital Gains. Subject to the discussion below under “United States Backup Withholding and Information Reporting,” a holder of units or ADSs that is not a U.S. holder (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on the units or ADSs, or any gain realized on the sale of units or ADSs.
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
Interest Rate Risk
Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2022, we had total indebtedness of Ps.78,669 million, of which 94.1% bore interest at fixed interest rates and 5.9% bore interest at variable interest rates. After giving effect to our swap contracts, as of December 31, 2022, 25.9% (or 23.2% calculated based on the weighted average life of our outstanding debt), was variable-rate. The interest rate on our variable rate debt denominated in Mexican pesos has historically been determined by reference to the TIIE; the interest rate on our variable rate debt denominated in Colombian pesos is generally determined by reference to the Banking Reference Index, or IBR for its initials in Spanish; the interest rate on our variable rate debt denominated in Argentine pesos is generally determined by reference to the Buenos Aires Deposits of Large Amounts Rate, or BADLAR; and the interest rate on our variable rate debt denominated in Brazilian reais is generally determined by reference to the Brazilian Interbank Deposit Rate (Certificado de Depósitos Interfinanceiros). If these reference rates increase, our interest payments would consequently increase.
The table below provides information about our financial instruments that are sensitive to changes in interest rates, without giving effect to interest rate swaps. The table presents weighted average interest rates by expected contractual maturity dates. Weighted average variable rates are based on the reference rates on December 31, 2022, plus spreads, contracted by us. The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos, Brazilian reais, Colombian pesos, Argentine pesos and Uruguayan pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, converted at an exchange rate of Ps.19.3615 per U.S. dollar reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2022.
The table below also includes the fair value of total debt based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities. Furthermore, the fair value of notes payable is based on quoted market prices on December 31, 2022. As of December 31, 2022, the fair value represents a gain amount of Ps.6,712 million.

Principal by Year of Maturity

	As of December 31, 2022														As of December 31, 2021
	2023		2024		2025		2026		2027 and thereafter		Total Carrying Value		Total Fair Value		Total Carrying Value
Short and Long-Term Debt and Notes:
Fixed Rate Debt and Notes
U.S. dollars (Notes) (1)	1		—		—		—		41,428		41,429		37,058		52,255
Interest Rate(2)	3.06%								3.06%		3.06%				3.09%
U.S. dollars (Bank Loans)	—		29		63		—		—		92		92
Interest Rate(2)			6.81%		6.81%						6.81%
Mexican pesos (Certificados Bursátiles)	7,500		—		—		—		23,938		31,438		29,191		25,947
Interest Rate(2)	5.46%								8.13%		7.50%				6.97%
Brazilian reais (Bank Loans)	35		21		—		—		—		56		56		94
Interest Rate(2)	6.96%		6.98%								6.96%				6.24%
Uruguayan pesos (Bank Loans)	976		—		—		—		—		976		976		1,370
Interest Rate(2)	6.27%										6.27%				6.56%
Argentine pesos (Bank Loans)	—		—		—		—		—		—		—		461
Interest Rate(2)															41.02%
Total Fixed Rate	8,512	—	50	—	63	—	—	—	65,366	—	73,991	—	67,373	—	80,127

	As of December 31, 2022														As of December 31, 2021
	2023		2024		2025		2026		2027 and thereafter		Total Carrying Value		Total Fair Value		Total Carrying Value
	(in millions of Mexican pesos, except percentages)
Variable Rate Debt
Mexican pesos (Certificados Bursátiles)	—		—		1,727		2,923		—		4,650		4,556		5,650
Interest Rate(2)					10.43%		10.40%				10.41%				5.35%
Brazilian reais (Bank Loans)	12		7		6		3		—		28		28		5
Interest Rate(2)	9.75%		9.74%		9.83%		9.83%				9.77%				8.95%
Total Variable Rate	12	—	7	—	1,733	—	2,926	—	—	—	4,678	—	4,584	—	5,655
Total Debt	8,524		57		1,796		2,926		65,366		78,669		71,957		85,782

	As of December 31, 2022							As of December 31, 2021
	2023	2024	2025	2026	2027 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
	(in millions of Mexican pesos, except percentages)
Derivative Financial Instruments:
Cross-Currency Swaps (Mexican pesos)							(322)
Notional to pay	1,717	—	—	—	10,761	12,477		12,477
Notional to receive	1,743	—	—	—	10,455	12,198		12,968
Interest pay rate	8.23%	—	—	—	8.91%	8.82%		8.82%
Interest receive rate	3.25%	—	—	—	3.56%	3.52%		3.52%
Cross-Currency Swaps (Brazilian reais)							1,307
Notional to pay	7,132	—	—	4,976	1,878	13,985		12,035
Notional to receive	9,294	—	—	4,840	1,936	16,070		15,026
Interest pay rate	9.52%	—	—	12.62%	9.98%	10.69%		10.07%
Interest receive rate	3.88%	—	—	2.12%	2.75%	3.10%		3.15%
Cross-Currency Swaps (Colombian pesos)							422
Notional to pay	282	—	—	834	—	1,116		1,434
Notional to receive	345	—	—	1,131	—	1,476		1,609
Interest pay rate	8.53%	—%	—	6.26%	—	6.84%		5.46%
Interest receive rate	2.25%	—%	—	2.75%	—	2.62%		2.36%
Interest Rate Swap (USD)					9,681	9,681	(1,728)	6,175
Interest pay rate	—	—	—	—	L6m + 0.0947%, SOFR + 0.2593%	L6m + 0.0947%, SOFR + 0.2593%		L6m+0.0947%
Interest rate receive	—	—	—	—	1.85%	1.85%		1.85%

(1)    We have used interest rate derivatives that have been designated as fair value hedge relationships to mitigate the volatility in the fair value of existing financial instruments due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Market value (gain) loss in financial instruments” in the period in which they occur. During 2022, we are applying IFRS 9 to the hedged portion of the 1.850% senior notes (senior notes of US$705 million), which are linked to an interest rate swap. Starting in this year, the hedging gain or loss will adjust the carrying amount of the hedged item and will be recognized in the P&L under “Market value (gain) loss in financial instruments.” As of December 31, 2022, we are recording a gain of Ps.1,647 million in the income statement under “Market value (gain) loss in financial instruments”, which offsets the loss on interest rate derivatives used to hedge debt denominated in U.S. dollars, that resulted from increases in interest rates.
(2) Interest rates are weighted average contractual annual rates.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to our variable-rate financial instruments held during 2022 would have increased our interest expense by Ps.203 million, or 3.1% over our interest expense of 2022, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest rate swap and cross-currency swap agreements.
Foreign Currency Exchange Rate Risk
Our principal exchange rate risk involves changes in the value of the local currencies of each country where we operate, relative to the U.S. dollar. In 2022, the percentage of our consolidated total revenues was denominated as follows:
Total Revenues by Currency in 2022

Currency	%
Mexican peso	47.2%
Brazilian real	28.2%
Central America(1)	10.6%
Colombian peso	7.4%
Argentine peso	4.8%
Uruguayan peso	1.8%

(1)    Includes Guatemalan Quetzales, Nicaraguan Cordobas, Costa Rican Colones and Panamanian Balboas.
We estimate that approximately 18.4% of our consolidated costs of goods sold are denominated in or linked to the U.S. dollar. Substantially all of our costs denominated in a foreign currency, other than the functional currency of each country where we operate, are denominated in U.S. dollars. During 2022, we entered into forwards to hedge part of our Mexican peso, Brazilian real, Colombian peso, Uruguayan peso, Costa Rican colon and Argentine peso fluctuation risk relative to our raw material costs denominated in U.S. dollars. We selectively hedge our exposure to the U.S. dollar with respect to certain local currencies, our U.S. dollar-denominated debt obligations and the purchase of certain U.S. dollar-denominated raw materials. This estimate also considers the forward agreements to hedge the net investment in foreign operations and applies hedge accounting to foreign currency differences arising between the functional currency of our investments abroad and the functional currency of the holding company (Mexican peso), regardless of whether the net investment is held directly or through a sub-holding. These instruments are considered hedges for accounting purposes. As of December 31, 2022, 62.0% of our indebtedness was denominated in Mexican pesos, 18.0% in Brazilian reais, 17.4% in U.S. dollars, 1.2% in Uruguayan pesos and 1.4% in Colombian pesos (including the effects of our derivative contracts as of December 31, 2022, including cross currency swaps from U.S. dollars to Mexican pesos, U.S. dollars to Brazilian reais and U.S. dollar to Colombian pesos). Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency-denominated operating costs and expenses and of the debt service obligations with respect to our foreign currency-denominated debt. During 2022, we hedged our net investment in foreign operations, as described in Note 20 of our consolidated financial statements. See also “Item 3. Key Information—Risk Factors—Depreciation of the local currencies of the countries where we operate relative to the U.S. dollar could adversely affect our financial condition and results.”
A hypothetical and instantaneous 10.0% depreciation in the value of each local currency in the countries where we operate relative to the U.S. dollar occurring on December 31, 2022, would have resulted in a foreign exchange gain of Ps.807 million, based on our U.S. dollar-denominated indebtedness, cross-currency swap agreements and U.S. dollar cash balance.
As of April 7, 2023, the currencies of all the countries where we operate have appreciated or depreciated relative to the U.S. dollar compared to December 31, 2022 as follows:

	Exchange Rate As of April 7, 2023	Depreciation or (Appreciation)
Mexico	18.14	(6.98)%
Guatemala	7.79	(0.75)%
Nicaragua	36.36	0.35%
Costa Rica	544.00	(9.63)%
Panama	1.00	—%
Colombia	4,570.91	(4.97)%
Brazil	5.08	(2.57)%
Argentina	211.22	19.23%
Uruguay	38.70	(3.43)%

A hypothetical, instantaneous and unfavorable 10.0% devaluation in the value of the currencies of each of the countries where we operate relative to the Mexican pesos as of December 31, 2022, would produce a reduction in equity of approximately the following amounts:

Reduction in Equity
(in millions of Mexican pesos)
Colombia	336
Brazil	4,551
Argentina	304
Central America(1)	1,367
Uruguay	221

(1)    Includes Guatemala, Nicaragua, Costa Rica and Panama.

Equity Risk
As of December 31, 2022, we did not have any equity derivative agreements.

Commodity Price Risk
During 2022, we entered into futures contracts to hedge the cost of sugar and aluminum in Brazil, we entered into forward contracts to hedge the cost of PET resin in Mexico and the cost of sugar in Uruguay, and swap contracts to hedge the cost of aluminum in Mexico. The notional value of the sugar hedges was Ps.2,156 million as of December 31, 2022, with a positive fair value of Ps.303 million with maturities in 2023 and 2024. The notional value of the aluminum hedges was Ps.662 million as of December 31, 2022, with a negative fair value of Ps.17 million with maturities in 2023. See Note 20 to our consolidated financial statements.
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
Direct and indirect reimbursements by the depositary
The depositary may reimburse us for certain expenses we incur in connection with the ADS program, subject to a ceiling agreed between us and the depositary. These reimbursable expenses may include listing fees, fees payable to service providers for the distribution of material to ADR holders and dividend fees. For the year ended December 31, 2022, this amount was US$373,678.40.
Item 13.    Defaults, Dividend Arrearages and Delinquencies.
Not applicable.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.
Not applicable.

Item 15.    Controls and Procedures
(a)    Disclosure Controls and Procedures
We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), our management concluded that our internal control over financial reporting was effective as of December 31, 2022.
(c)    Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Coca-Cola FEMSA, S.A.B. de C.V.

Opinion on internal Control over Financial Reporting

We have audited Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion, Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated income statements and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes, and our report dated April 14, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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
April 14, 2023

(d) Changes in Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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

Item 16.C.    Principal Accountant Fees and Services
Audit and Non-Audit Fees
The following table summarizes the aggregate fees billed to us by Mancera, S.C. and other Ernst & Young practices (collectively, Ernst & Young) during the fiscal years ended December 31, 2022, 2021 and 2020.

	Year Ended December 31,
	2022	2021	2020
	(in millions of Mexican pesos)
Audit fees	80	77	76
Audit-related fees	17	19	18
Tax fees	10	8	8
Total fees	107	104	102

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
All Other Fees. For the years ended December 31, 2022, 2021 and 2020, there were no other fees.
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

Item 16.E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
We did not directly purchase any of our equity securities in 2022. The following table presents purchases of units consisting of 3 Series B shares and 5 Series L shares in 2022 by trusts that FEMSA administers in connection with our bonus incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees—Bonus Program.”
Purchases of Equity Securities

	Total Number of Units Purchased by trusts that FEMSA administers in connection with our bonus incentive plans	Average Price Paid per Unit	Total Number of Units Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Units that May Yet Be Purchased Under the Plans or Programs
Total	1,138,076	128.5653	—	—

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
However, Mexican law requires us to have a Corporate Practices Committee with at least 3 members. Our Corporate Practices Committee is comprised of three members, and as required by the Mexican Securities Market Law and our bylaws, the three members are independent and the chairman of this committee is elected by our shareholders meeting.

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

Exhibit 2.13
Description of Securities Registered Under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.13 to Coca-Cola FEMSA's Annual Report on Form 20-F filed on April 8, 2022 (File No. 1-12260).

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

Exhibit 8.1	Significant Subsidiaries.
Exhibit 12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 14, 2023.
Exhibit 12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 14, 2023.
Exhibit 13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 14, 2023.

Exhibit 15.1	Consent letter of Mancera, S.C., a member practice of Ernst & Young Global.
Exhibit 17.1	Issuer of Guaranteed Securities.

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

Coca-Cola FEMSA, S.A.B. de C.V.

By:	/s/ Gerardo Cruz Celaya
Gerardo Cruz Celaya
Chief Financial Officer
Date: April 14, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Coca-Cola FEMSA, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated income statements, and statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 14, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Mexico according to the “Codigo de Etica Profesional del Instituto Mexicano de Contadores Publicos” (“IMCP Code”), and the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of distribution rights and goodwill
Description of the Matter
At December 31, 2022, the Company has distribution rights and goodwill with an aggregate carrying value of approximately Ps.99,012 million. As explained in Note 12 to the consolidated financial statements, distribution rights and goodwill are tested for impairment annually at the cash generating unit level (CGUs). Impairment exists when the carrying value of an asset or cash generating unit or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value-in-use. The Company has determined value-in-use at the cash generating unit level unite level to test for impairment.
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
To test the estimated value-in-use of the Company’s CGUs, we performed audit procedures that included, among others, assessing methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. We assessed the historical accuracy of management’s assumptions and projectionsinformation by (i) comparing them to actual results and obtaining appropriate explanations for the differences between projected and actual results, (ii) examining and challenging management’s support for the current assumptions and projections, (iii) comparing them to industry and economic trends and (iv) evaluating whether changes to the Company’s business model, customer base or product mix and other factors would significantly affect the assumptions and projected financial information and, thus the value-in-use of the CGUs, focusing on the projected compound annual growth rates and weighted average cost of capital, mainly. We also involved our valuation specialist to assist in the evaluation of the significant assumptions and methodology used by the Company.
Furthermore, we assessed the related disclosures made in the consolidated financial statements.

Recoverability of deferred tax assets
Description of the Matter
As described in Note 24 to the consolidated financial statements, the Company had recognized deferred tax assets arising from net operating loss carryforwards (NOLs) of approximately Ps.7,205 million and recoverable tax credits of approximately Ps.1,067 million. The NOLs were generated primarily by the Brazilian and Mexican operations and attributable to tax deductions for amortization of goodwill generated from recent business acquisitions in Brazil and to remeasurement effects of foreign currency denominated borrowings by the Mexico operation. The recoverable tax credits correspond to income tax credits generated in Mexico arising from dividends received from foreign subsidiaries.
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
To test the realizability of deferred tax assets arising from NOLs and recoverable tax credits, we performed audit procedures, among others, on management´s estimates of future taxable income in Brazil and Mexico by assessing the assumptions underlying the projected financial information, such as growth rates, discount rates, and other key assumptions and comparing them with the industry and economic trends and evaluating whether changes to the Company’s business model and other factors would significantly affect the projected financial information. We involved our internal specialists in performing these procedures.

In addition, with the assistance of our tax professionals, we assessed the application of the tax laws, including the Group’s future tax planning opportunities and tested the Company´s scheduling of the timing and amounts of reversal of taxable temporary differences.
We also evaluated the related disclosures made in the consolidated financial statements.

Mancera, S.C.
A member practice of
Ernst & Young Global Limited

/s/ MANCERA, S.C.
We have served as the Company’s auditor since 2008
Mexico City, Mexico
April 14, 2023

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Financial Position
At December 31, 2022 and 2021
In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps. )

	Note	December 2022 (1)	December 2022	December 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5	$ 2,066	Ps. 40,277	Ps. 47,248
Trade receivables, net	6	837	16,318	13,014
Inventories	7	610	11,888	11,960
Recoverable taxes	24	303	5,912	5,293
Other current financial assets	8	149	2,911	931
Other current assets	8	98	1,906	1,918
Total current assets		4,063	79,212	80,364
NON CURRENT ASSETS
Investments accounted for using the equity method	9	434	8,452	7,494
Right-of-use assets	10	106	2,069	1,472
Property, plant and equipment, net	11	3,652	71,205	62,183
Intangible assets, net	12	5,289	103,122	102,174
Deferred tax assets	24	409	7,975	8,342
Other non-current financial assets	13	37	730	5,136
Other non-current assets	13	268	5,230	4,402
Total non-current assets		10,196	198,783	191,203
TOTAL ASSETS		$ 14,259	Ps. 277,995	Ps. 271,567
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Bank loans and notes payable	18	$ —	Ps. —	Ps. 645
Current portion of non-current debt	18	437	8,524	1,808
Current portion of lease liabilities	10	24	472	614
Interest payable		44	862	811
Suppliers		1,376	26,835	22,745
Accrued liabilities		608	11,850	11,885
Taxes payable		409	7,981	6,972
Other current financial liabilities	25	74	1,436	741
Total current liabilities		2,973	57,960	46,221
NON-CURRENT LIABILITIES
Bank loans and notes payable	18	3,598	70,145	83,329
Post-employment and other non-current employee benefits	16	190	3,709	4,126
Non-current portion of lease liabilities	10	85	1,663	891
Deferred tax liabilities	24	146	2,839	2,710
Other non-current financial liabilities	25	198	3,863	508
Provisions and other non-current liabilities	25	305	5,940	6,210
Total non-current liabilities		4,522	88,159	97,774

TOTAL LIABILITIES		7,495	146,119	143,995
EQUITY
Common stock		106	2,060	2,060
Additional paid-in capital		2,337	45,560	45,560
Retained earnings		4,548	88,664	81,037
Other equity instruments		(112)	(2,187)	(2,133)
Accumulated other comprehensive income		(447)	(8,712)	(4,974)
Equity attributable to equity holders of the parent		6,431	125,385	121,550
Non-controlling interest in consolidated subsidiaries	21	333	6,491	6,022
TOTAL EQUITY		6,764	131,876	127,572
TOTAL LIABILITIES AND EQUITY		$ 14,259	Ps. 277,995	Ps. 271,567
(1) Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of financial position.

Consolidated Income Statements
For the years ended December 31, 2022, 2021 and 2020
In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.) except for earnings per share amounts

	Note	2022 (1)	2022		2021		2020

Net sales		$11,604	Ps.	226,222	Ps.	193,899	Ps.	181,520
Other operating revenues		27	518		905		2,095
Total revenues		11,630	226,740		194,804		183,615
Cost of goods sold		6,485	126,440		106,206		100,804
Gross profit		5,145	100,300		88,598		82,811
Administrative expenses		578	11,263		9,012		7,891
Selling expenses		2,961	57,718		51,708		48,553
Other income	19	76	1,473		1,502		1,494
Other expenses	19	126	2,456		2,309		5,105
Interest expense	18	333	6,500		6,192		7,894
Interest income		124	2,411		932		1,047
Foreign exchange (loss) income, net		(17)	(324)		227		4
Gain on monetary position for subsidiaries in hyperinflationary economies		27	536		734		376
Market value (loss) gain on financial instruments	20	(34)	(672)		80		(212)
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		1,323	25,787		22,852		16,077
Income taxes	24	336	6,547		6,609		5,428
Share in the profit (loss) of equity accounted investees, net of taxes	9	20	386		88		(281)
Consolidated net income		$1,007	Ps.	19,626	Ps.	16,331	Ps.	10,368
Attributable to:
Equity holders of the parent		976	Ps.	19,034	Ps.	15,708	Ps.	10,307
Non-controlling interest		30	592		623		61
Consolidated net income		$1,007	Ps.	19,626	Ps.	16,331	Ps.	10,368
Earnings per share- Equity holders of the parent (U.S. dollars and Mexican pesos):

Basic controlling interest net income	23	0.06	1.13		0.93		0.61
Diluted controlling interest net income	23	0.06	1.13		0.93		0.61
1) Convenience translation to U.S. dollars ($) – See Note 2.2.3
The accompanying notes are an integral part of these consolidated income statements.

Consolidated Statements of Comprehensive Income
For the years ended December 31, 2022, 2021 and 2020
In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	Note	2022 (1)	2022	2021	2020
CONSOLIDATED NET INCOME		$ 1,007	Ps. 19,626	Ps. 16,331	Ps. 10,368
Other comprehensive income, net of taxes:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments, net of taxes	20	(74)	(1,448)	1,836	543
Exchange differences on the translation of foreign operations and associates		(138)	(2,685)	(1,943)	(7,543)
Other comprehensive (loss) to be reclassified to profit or loss in subsequent periods		(212)	(4,133)	(107)	(7,000)
Items that will not be reclassified to profit or loss in subsequent periods:
Loss from equity financial asset classified at FVOCI		(3)	(54)	(393)	—
Re-measurements of the net defined benefit liability, net of taxes	16	17	328	(67)	(318)
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods		14	274	(460)	(318)
Total other comprehensive (loss), net of tax		(198)	(3,859)	(567)	(7,318)
Consolidated comprehensive income for the year, net of tax		$ 809	15,767	Ps. 15,764	Ps. 3,050

Attributable to:
Equity holders of the parent		$ 782	Ps. 15,242	Ps. 15,264	Ps. 4,150
Non-controlling interest		27	525	500	(1,100)
Consolidated comprehensive income for the year, net of tax		$ 809	Ps. 15,767	Ps. 15,764	Ps. 3,050

(1) Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

Consolidated Statements of Changes in Equity
For the years ended December 31, 2022, 2021 and 2020
In millions of Mexican pesos ( Ps.)

	Common stock	Additional paid-in capital	Retained earnings	Other equity instruments	Valuation of the effective portion of derivative financial instruments	Exchange differences on translation of foreign operations and associates	Remeasurements of the net defined benefit liability	Equity attributable to equity holders of the parent	Non-controlling interest	Total equity
Balances as of January 1, 2020	2,060	45,560	75,820	(1,740)	(968)	3,057	(855)	122,934	6,751	129,685
Consolidated net income	—	—	10,307	—	—	—	—	10,307	61	10,368
Other comprehensive (loss) income, net of tax	—	—	—	—	443	(6,070)	(318)	(5,945)	(1,161)	(7,106)
Sale of Joint Venture	—	—	—	—	—	(212)	—	(212)	—	(212)
Total comprehensive income	—	—	10,307	—	443	(6,282)	(318)	4,150	(1,100)	3,050
Dividends declared	—	—	(10,210)	—	—	—	—	(10,210)	(68)	(10,278)
Balances as of December 31, 2020	2,060	45,560	75,917	(1,740)	(525)	(3,225)	(1,173)	116,874	5,583	122,457
Consolidated net income	—	—	15,708	—	—	—	—	15,708	623	16,331
Other comprehensive (loss) income, net of tax	—	—	—	(393)	1,749	(1,733)	(67)	(444)	(123)	(567)
Total comprehensive income (loss)	—	—	15,708	(393)	1,749	(1,733)	(67)	15,264	500	15,764
Dividends declared	—	—	(10,588)	—	—	—	—	(10,588)	(61)	(10,649)
Balances as of December 31, 2021	2,060	45,560	81,037	(2,133)	1,224	(4,958)	(1,240)	121,550	6,022	127,572
Consolidated net income	—	—	19,034	—	—	—	—	19,034	592	19,626
Other comprehensive (loss) income, net of tax	—	—	—	(54)	(1,344)	(2,722)	328	(3,792)	(67)	(3,859)
Total comprehensive income (loss)	—	—	19,034	(54)	(1,344)	(2,722)	328	15,242	525	15,767
Dividends declared	—	—	(11,407)	—	—	—	—	(11,407)	(56)	(11,463)
Balances as of December 31, 2022	Ps.2,060	Ps.45,560	Ps.88,664	Ps.(2,187)	Ps.(120)	Ps.(7,680)	Ps.(912)	Ps.125,385	Ps.6,491	Ps.131,876
The accompanying notes are an integral part of these consolidated statements of changes in equity.

Consolidated Statements of Cash Flows
For the years ended December 31, 2022, 2021 and 2020
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	2022 (1)	2022	2021	2020
OPERATING ACTIVITIES:
Income before income taxes and share in the profit (loss) of equity	$ 1,343	Ps. 26,173	Ps. 22,940	Ps. 15,796
Adjustments for:
Non-cash operating expenses (income)	25	471	(653)	(1,319)
Depreciation	461	8,997	8,284	8,415
Depreciation right-of-use	34	660	662	596
Amortization	39	768	888	1,020
Amortization prepaid expenses	46	890	687	577
Gain on sale of long-lived assets	(13)	(250)	(58)	(96)
Loss on the retirement of long-lived assets	9	177	199	291
Loss on the retirement of intangible assets	—	—	3	375
Share of the loss of associates and joint ventures accounted for using the equity method, net of taxes	(20)	(386)	(88)	281
Interest income	(124)	(2,411)	(932)	(1,047)
Interest expense	333	6,500	6,192	7,894
Foreign exchange loss (income), net	17	324	(227)	(4)
Non-cash movements in post-employment and other non-current employee benefits obligations	15	299	328	368
Impairment	—	—	250	2,501
Monetary position gain, net	(27)	(536)	(734)	(376)
Market value loss (gain) on financial instruments	34	672	(80)	212
Increase / decrease:
Accounts receivable and other current assets	(175)	(3,420)	(2,041)	3,040
Other current financial assets	(26)	(514)	(550)	(552)
Inventories	(9)	(179)	(2,262)	190
Suppliers and other accounts payable	175	3,420	4,448	(1,037)
Other liabilities	(22)	(424)	(401)	378
Employee benefits paid	(25)	(483)	(471)	(528)
Other Tax	2	41	2,443	3,162
Income taxes paid	(272)	(5,298)	(6,106)	(4,990)
Net cash flows generated from operating activities	1,820	35,491	32,721	35,147
INVESTING ACTIVITIES:
Acquisition and mergers, net of cash acquired (see Note 4)	(121)	(2,356)	—	—
Interest received	124	2,411	932	1,047
Acquisitions of long-lived assets	(859)	(16,756)	(9,344)	(9,655)
Proceeds from the sale of long-lived assets	17	323	259	274
Acquisitions of intangible assets	(50)	(979)	(645)	(289)
Other non-current assets	(88)	(1,698)	(766)	(325)
Dividends received from investments in associates and joint ventures (see Note 9)	1	16	16	16
Investments in financial assets	(29)	(558)	1	(1,576)
Net cash flows (used in) investing activities	$ (1,005)	Ps. (19,597)	Ps. (9,547)	Ps. (10,508)
FINANCING ACTIVITIES:
Proceeds from borrowings	312	6,089	11,191	62,297
Repayments of borrowings	(432)	(8,432)	(14,189)	(45,187)

Interest paid	(242)	(4,724)	(4,646)	(6,102)
Dividends paid	(588)	(11,463)	(10,649)	(10,278)
Interest paid on lease liabilities	(7)	(139)	(101)	(105)
Payments of leases	(32)	(631)	(629)	(573)
Other financing activities	(80)	(1,547)	(1,240)	365
Net cash flows (used in) / obtained from financing activities	(1,069)	(20,847)	(20,263)	417
Net (decrease)/increase in cash and cash equivalents	(254)	(4,953)	2,911	25,056
Cash and cash equivalents at the beginning of the period	2,423	47,248	43,497	20,491
Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies	(103)	(2,018)	840	(2,050)
Cash and cash equivalents at the end of the period	$ 2,066	Ps. 40,277	Ps. 47,248	Ps. 43,497

(1)Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of cash flows.

Notes to the Consolidated Statements
For the years ended December 31, 2022, 2021 and 2020
Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)
Note 1. Activities of the Company
Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA”) is a Mexican corporation, mainly engaged in acquiring, holding and transferring all types of bonds, shares and marketable securities. Coca-Cola FEMSA and its subsidiaries (the “Company”), are mainly engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Brazil, Uruguay, Argentina. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters and other beverages (including juice drinks, coffee, teas, milk, value-added dairy, sports drinks, energy drinks, alcoholic beverages and plant-based drinks). In addition, the Company distributes and sells Heineken-owned brand beer products, Estrella Galicia and Therezópolis beer products in our Brazilian territories and Monster products in all of the countries where we operate. Additionally, we started testing distribution of leading spirits, consumer brands and other alcoholic products in some of the countries where we operate.
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
As of December 31, 2022 and 2021 the most significant subsidiaries which the Company controls are:

Company	Activity	Country	Ownership percentage 2022	Ownership percentage 2021
Propimex, S. de R.L. de C.V. (1)	Distribution	Mexico	100.00%	100.00%
Controladora Interamericana de Bebidas, S. de R. L. de C.V.	Holding	Mexico	100.00%	100.00%
Spal Industria Brasileira de Bebidas, S.A.	Production and distribution	Brazil	84.38%	84.38%
Servicios Refresqueros del Golfo y Bajio, S. de R.L. de C.V.	Production	Mexico	100.00%	100.00%
Embotelladora Mexicana de Bebidas Refrescantes, S. de R.L. de C.V.	Production	Mexico	100.00%	100.00%

(1) During 2021, Distribuidora y Manufacturera del Valle de México, S. de R. L. de C.V merged into Propimex, S. de R.L. de C.V., this transaction had no impact on the consolidated financial statements since it is a transaction carried out under common control.
Note 2. Basis of Preparation
2.1 Statement of compliance
The consolidated financial statements of the Company as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The Company’s consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer Ian Marcel Craig García and Chief Financial Officer Gerardo Cruz Celaya. These consolidated financial statements and notes were then approved by the Company’s Board of Directors on March 7, 2023, and by the Shareholders meeting on March 27, 2023. The accompanying consolidated financial statements were approved for issuance in the Company´s annual report on form 20-F by the Company´s Chief Executive Officer and Chief Financial Officer on April 14, 2023 and subsequent events have been considered through that date (see Note 28).

The Company has prepared the financial statements on the basis that it will continue to operate as a going concern.

.2.2 Basis of measurement and presentation

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
2.2.3 Convenience translation to U.S. dollars ($)
The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position as of December 31, 2022 and the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2022 were converted into U.S. dollars at the exchange rate of Ps. 19.4960 per U.S. dollar as published by the Federal Reserve Bank of New York on December 31, 2022, the last date in 2022 for which information is available. This arithmetic conversion should not be construed a representation that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate, in addition, numeric figures shown as dollar totals may not be an arithmetic aggregation of preceding figures due to rounding. As of March 10, 2023 (the last date for which information is available before the issuance of these financial statements) such exchange rate was Ps.18.3590 per U.S. dollar, an appreciation of 6.19% since December 31, 2022.

2.3 Critical accounting judgments and estimates
In the application of the Company’s accounting policies, which are described in Note 3, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily observable from other sources. The estimates and associated assumptions are based on historical experience and other factors considered relevant. Actual results may differ from these estimates.
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

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

The amount of uncertain income tax positions is included in Note 25.6.
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

2.3.1.10 Leases

In connection with its accounting for arrangements that contain a lease, the Company, as a lessee considers information on assumptions and estimates that have a significant risk of resulting in an adjustment to the carrying value of right-of-use assets and lease liabilities, and related statement of income accounts, such as:

•Determination of whether the Company is reasonably certain to exercise an option to extend a lease agreement or not exercise an option to terminate a lease agreement before its termination date, considering all the facts and circumstances that create an economic incentive for the Company to exercise, or not, such options, taking into account whether the lease option is enforceable, when the Company has the unilateral right to apply the option in question.
•The Company cannot readily determine the interest rate implicit in its leases, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

2.4 Changes in accounting policies
The Company has applied the following amendments to the standards on January 1, 2022. None of the amendments had a significant impact on the Company’s consolidated financial statements:

IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities

The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. There is no similar amendment proposed for IAS 39 Financial Instruments: Recognition and Measurement.

In accordance with the transitional provisions, the Company applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment (the date of initial application).

These amendments had no impact on the consolidated financial statements of the Company as there were no modifications of the Company financial instruments during the period.

For the amendments and interpretations related to: IFRS 3, Business Combinations - Reference to the Conceptual Framework, IAS 16 Property, Plant and Equipment - Proceeds before Intended Use, IAS 37 Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts – Costs of fulfilling a contract, and IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter, the Company’s consolidated financial statements were not impacted.

Note 3. Significant Accounting Policies
3.1 Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

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

The Company re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, revenues and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

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
3.3 Foreign currencies and consolidation of foreign operations investments in associates and joint ventures
In preparing the financial statements of each individual foreign operation, associate and joint venture, transactions in currencies other than the individual entity’s functional currency (foreign currencies) are recognized at the exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are remeasured at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-measured.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:
•The variations in the net investment in foreign operations generated by exchange rate fluctuation are included in other comprehensive income, which is recorded in equity as part of the cumulative exchange differences on translation of foreign operations and associates within the accumulated other comprehensive income.
•Intercompany financing balances with foreign operations are classified as non-current investments, since there is no plan to pay such financing in the foreseeable future. Monetary position and exchange rate fluctuation regarding this financing is included in the exchange differences on translation of foreign operations and associates, which is recorded in equity as part of the accumulated other comprehensive income.
•Exchange differences on transactions entered into in order to hedge certain foreign currency risks.

Foreign exchange differences on monetary items are recognized in profit or loss. Their classification in the income statement depends on their nature. Differences arising from fluctuations related to operating activities are presented in the “other expenses” line (see Note 19) while fluctuations related to non-operating activities such as financing activities are presented as part of “foreign exchange income (loss)” line in the income statement.

For incorporation into the Company’s consolidated financial statements, each foreign operation, associate or joint venture’s individual financial statements are translated into Mexican pesos, as follows:
•For hyperinflationary economic environments, the inflation effects of the origin country are recognized pursuant to IAS 29 Financial Reporting in Hyperinflationary Economies, and subsequently translated into Mexican pesos using the year-end exchange rate for the consolidated statements of financial position and consolidated income statement and comprehensive income; and
•For non-hyperinflationary economic environments, assets and liabilities are translated into Mexican pesos using the year-end exchange rate, equity is translated into Mexican pesos using the historical exchange rate, and the income statement and comprehensive income is translated using the exchange rate at the date of each transaction. The Company uses the average exchange rate of each month only if the exchange rate does not fluctuate significantly.

In addition, in relation to a partial disposal of a subsidiary that does not result in the Company losing control over the subsidiary, the proportionate share of exchange differences on translation of foreign operations and associates are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e., partial disposals of associates or joint ventures that do not result in the Company losing significant influence or joint control), the proportionate share of the exchange differences on translation of foreign operations and associates is reclassified to profit or loss.

Goodwill and fair value adjustments on identifiable assets and liabilities acquired arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Foreign exchange differences are recognized in equity as part of the exchange differences on translation of foreign operations and associates.

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

		Exchange Rates of Local Currencies Translated to Mexican Pesos (1)
		Average Exchange Rate for			Exchange Rate as of December 31,
Country or Zone	Functional currency	2022	2021	2020	2022	2021
Mexico	Mexican peso	1.00	1.00	1.00	1.00	1.00
Guatemala	Quetzal	2.60	2.62	2.78	2.47	2.67
Costa Rica	Colon	0.03	0.03	0.04	0.03	0.03
Panama	Balboa	20.13	20.28	21.49	19.36	20.58
Colombia	Colombian peso	0.01	0.01	0.01	0.01	0.01
Nicaragua	Cordoba	0.56	0.58	0.63	0.53	0.58
Argentina	Argentine peso	0.16	0.21	0.31	0.11	0.20
Brazil	Real	3.90	3.76	4.18	3.71	3.69
Uruguay	Uruguayan peso	0.49	0.47	0.51	0.48	0.46
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
As of December 31, 2022, 2021, and 2020, the operations of the Company are classified as follows:

Country	Cumulative Inflation 2020-2022	Type of Economy	Cumulative Inflation 2019-2021	Type of Economy	Cumulative Inflation 2018-2020	Type of Economy
Mexico	19.4%	Non-hyperinflationary	13.9%	Non-hyperinflationary	11.2%	Non-hyperinflationary
Guatemala	18.0%	Non-hyperinflationary	11.7%	Non-hyperinflationary	10.9%	Non-hyperinflationary
Costa Rica	12.4%	Non-hyperinflationary	5.8%	Non-hyperinflationary	4.5%	Non-hyperinflationary
Panama	3.1%	Non-hyperinflationary	0.9%	Non-hyperinflationary	(1.5)%	Non-hyperinflationary
Colombia	21.4%	Non-hyperinflationary	11.4%	Non-hyperinflationary	8.8%	Non-hyperinflationary
Nicaragua	23.1%	Non-hyperinflationary	17.1%	Non-hyperinflationary	13.5%	Non-hyperinflationary
Argentina	300.3%	Hyperinflationary	216.1%	Hyperinflationary	209.2%	Hyperinflationary
Brazil	21.7%	Non-hyperinflationary	20.0%	Non-hyperinflationary	13.1%	Non-hyperinflationary
Uruguay	27.9%	Non-hyperinflationary	28.5%	Non-hyperinflationary	28.5%	Non-hyperinflationary
3.5 Cash and cash equivalents
Cash consists of deposits in bank accounts which generate interest on the available balance. Cash equivalents are mainly represented by short-term bank deposits and fixed income investments (overnight), both with maturities of six months or less and their carrying values approximate fair value.
The Company also maintains restricted cash held as collateral to meet certain contractual obligations (see Note 5). Restricted cash is presented within other current financial assets given that the restrictions are short-term in nature.
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

The Company performs a portfolio – level assessment of the business model objective for which a financial asset is held to reflect the best way in which the business manages the financial asset and the way the information is provided to the management of the Company. The information that is considered within the evaluation includes:

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

The fair value of a financial asset is measured using assumptions that would be used by market participants when valuing the asset, assuming that market participants act in their best economic interest.

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
•It´s managed within a business model whose objective is to collect the contractual cash flows and sell the financial assets; and
•The contractual terms are solely principle and interest payment.
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
Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial. For the years ended December 31, 2022, 2021 and 2020 the interest income on loans and receivables recognized in the interest income line item within the consolidated income statements is Ps. —, Ps. 6 and Ps. 6, respectively.
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

3.7.1 Hedge accounting
The Company designates certain hedging instruments, which include derivatives to cover foreign currency risk, as either cash flow hedges, fair value hedges or hedges of net investment in a foreign business. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.
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

To qualify for hedge accounting, the hedging relationship must meet all of the following requirements:
• there is an economic relationship between the hedged item and the hedging instrument
• the effect of credit risk does not dominate the value changes that result from that economic relationship, and
• the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.
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
3.7.4 Hedge of net investment in a foreign business
The Company designates certain derivatives as a hedge of its net investment in foreign operations and applies hedge accounting to foreign currency differences arising between the functional currency of its investments abroad and the functional currency of the holding company (Mexican peso), regardless of whether the net investment is held directly or through a sub-holding. Differences in foreign currency that arise in the conversion of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income in the exchange differences on the translation of foreign operations and associates caption, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized as market value gain or loss on financial instruments within the consolidated income statements. When part of the hedge of a net investment is disposed, the corresponding accumulated foreign currency translation effect is recognized as part of the gain or loss on disposal within the consolidated income statement. During 2022 the Company has a hedge of its net investment in foreign operations, such as it is described in Note 20; in the years of 2021 and 2020 there were no transactions of this nature.
3.8 Fair value measurement
The Company measures financial instruments, such as derivatives, and certain non-financial assets such as trust assets of labor obligations at fair value at each balance sheet date. Also, fair values of bank loans and notes payable carried at amortized cost are disclosed in Note 18.

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
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
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
•The asset is being actively marketed at a reasonable price related to its fair value; and
•The sale is expected to be completed in less than one year from the date of classification.
The non-current assets held for sale are measured at the lower of the carrying value and the fair value less the disposal cost.
Discontinued operations are the results of operations and cash flows that can be clearly distinguished from the rest of the Company’s operations and cash flows that have been disposed or classified as held for sale, and:
•Represent either a separate major line of business or geographic area; and
•Are part of a coordinated plan to dispose of a major line of business or a geographic area of operations; or
•Represent a subsidiary acquired exclusively for the purpose of reselling it.
Discontinued operations are excluded from the continuing operations results and they are presented separately net of tax in the consolidated income statement.
3.11 Other current assets
Other current assets, which will be realized within a period of less than one year from the reporting date, are comprised of prepaid assets, and agreements with customers.
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

The Company has agreements with customers for the right to sell and promote the Company’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract. During the years ended December 31, 2022, 2021 and 2020, such amortization aggregated to Ps. 295, Ps. 219 and Ps. 213, respectively.

3.12 Investments accounted for using the equity method.
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

When the Company’s share of losses exceeds the carrying amount of the investment in the associate, including any advances, the carrying amount is reduced to zero and recognition of further losses is discontinued except to the extent that the Company has a legal or constructive obligation or has made payments on behalf of the associate.

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
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The Company recognizes its interest in joint ventures as investments and accounts for those investments using the equity method.
Upon loss of joint control over the joint venture, the Company measures and recognizes any retained investment at its fair value.
As of December 31, 2022 and 2021 the Company did not have any interests in joint operations.
3.12.3 Investment in Venezuela

The Company accounts for its investment in Venezuela using the fair value method through OCI using Level 3 inputs. In 2022, the Company recognized a fair value loss on the investment of Ps. (54). As of December 31, 2022 and 2021, the fair value of Venezuela investment was Ps. 0

3.13 Property, plant and equipment
Property, plant and equipment are initially recorded at their cost of acquisition and/or construction and are presented net of accumulated depreciation and accumulated impairment losses if any. The borrowing costs related to the acquisition or construction of qualifying assets is capitalized as part of the cost of that asset.
Major maintenance costs are capitalized as part of total acquisition cost, which implies an increase of the assets’ useful life. Routine maintenance and repair costs are expensed as incurred.
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

During 2022, the Company reviewed the useful lives of its property, plant and equipment, and determined changes in its estimated useful lives of these assets. The financial impact of this change for 2022 is immaterial. Changes in these estimations were applied prospectively.
The estimated useful lives of the Company’s principal assets are as follows:

	2022	2021
Buildings	20 - 50	40 - 50
Machinery and equipment	5 - 25	10 - 20
Distribution equipment	4 - 14	7 - 15
Refrigeration equipment	7 - 10	5 - 7
Returnable bottles	1.5 - 4	1.5 - 3
Other equipment	3 - 10	3 - 10
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
•Non-returnable: bottles are expensed in the consolidated income statement at the time of the sale of the product.
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
The Company’s returnable bottles are depreciated according to their estimated useful lives: 4 and 3 years during 2022 and 2021, respectively for glass bottles and 1.5 years for PET bottles. Deposits received from customers are amortized over the same estimated useful lives of the bottles.
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
As of December 31, 2022, the Company had four bottler agreements in Mexico: (i) Valley of Mexico territory, which is up for renewal in June 2023, (ii) Southeast territory, which is up for renewal in June 2023, (iii) Bajio territory, which is up for renewal in May 2025 and (iv) Golfo territory, which is up for renewal in May 2025. As of December 31, 2022, the Company had one bottler agreement in Brazil, which is up for renewal in October 2027. As of December 31, 2022, the Company had three bottler agreements in Guatemala, which are up for renewal in March 2025 (one contract) and April 2028 (two contracts).
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

As of December 31, 2022 our investee KOF Venezuela had one bottler agreement, which is up for renewal in August 2026.
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
Where the conditions leading to an impairment loss no longer exist, it is subsequently reversed. That is, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in consolidated net income. Impairment losses related to goodwill are not reversible. For the years ended December 31, 2022, 2021 and 2020 there was no impairment related to goodwill recognized.
3.17 Leases
In accordance with IFRS 16, the Company evaluates whether a contract is, or contains a lease when the contract transfers the right to control an identified asset during a period in exchange for consideration.
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

As a tenant

Initial measurement

On the start date of the lease, the Company recognizes a right-of-use asset and a leasing liability. The right-of-use asset is initially measured at cost, which includes the initial amount of the lease liability adjusted for any lease payment made during or before the initial application date. The right-of-use asset considers the incurred initial direct costs and an estimate of the costs to dismantle and eliminate the underlying asset, or to restore the underlying asset or the place where it is located, less any lease incentive received.

The lease liability is initially measured at the present value of future lease payments for the period remaining at the date of initial recognition. Such payments are discounted using the incremental borrowing rate of the Company, which is considered as the rate that the Company would have to pay for a similar period financing, and with a similar guarantee, to obtain an asset of similar value to the leased asset. The discount rate used to measure the right-of-use asset and the lease liability is the rate related to the Company's financing cost.

Lease payments included in the measurement of the lease liability include the following:
•Fixed payments, including payments that are substantially fixed;
•Variable lease payments that depend on an index or a rate, initially measured using the index or the rate as of the lease commencement date;
•The price related to a purchase option that the Company is reasonably certain it will exercise an option to extend the contractual agreement and penalties for early termination of the lease agreement, unless the Company has reasonable certainty of not exercising those options.
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
When the lease liability is re-measured, an adjustment is made to the corresponding carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the asset has been reduced to zero.

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
In the consolidated income statement, the interest expense of the lease liability is presented as a component of the financial expense, unless they are directly attributable to qualified assets, in which case they are capitalized according to the Company’s financing cost accounting policy. The right-of-use assets are measured according to the cost model, depreciated over the lease term using the straight-line method and recognized in the consolidated statement of income.

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
3.19 Provisions
Provisions are recognized when the Company has a present obligation (contractual or implied) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reasonable estimate can be made of the amount of the obligation.

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
3.20 Post-employment and other non-current employee benefits
Post-employment and other non-current employee benefits, which are considered monetary items, include obligations for pension and post-employment plans and seniority premiums, all based on actuarial calculations, using the projected unit credit method.
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

•Consider the contract terms and the commonly accepted practices in the business to determine the transaction price. The transaction price is the consideration that the Company expects to be entitled to for transferring the goods and services to the customer, excluding the amount collected for third parties, such as taxes directly related to the sales. The consideration promised in a customer’s contract may include a fixed amount, variable amounts or both.
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
All the conditions mentioned above are accomplished normally when the goods are delivered and services are provided to the customer and this moment is considered a point in time. The net sales reflect the units delivered at list price, net of promotions and discounts.
The Company generates revenues from the following principal activities:
Sale of goods.
Includes the sales of goods by all the subsidiaries of the Company, mainly the sale of beverages of the leading brand of Coca-Cola in which the revenue is recognized at the point of time those products were sold to the customers.
Rendering of services.
Includes the revenues of distribution services that the Company recognizes as revenues as the related performance obligation is satisfied. The Company recognizes revenues for rendering of services during the time in which the performance obligation is satisfied according with the following conditions:
•The customer receives and consumes simultaneously the benefits, as the Company satisfies the performance obligation;
•The customer controls the related assets, even if the Company improves them;
•The revenues can be measured reliably; and
•The Company has the right to payment for the performance completed to date.

Sources of Revenue	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Sale of products	Ps. 226,222	Ps. 193,899	Ps. 181,520
Services rendered	15	321	327
Other operating revenues	503	584	1,768
Revenue from contracts with customers	Ps. 226,740	Ps. 194,804	Ps. 183,615

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

In the Modern Channel, retail products are sold at a discount based on volume, considering total sales during certain period. Revenues on these sales are recognized based on the price established in the agreement, net of discounts for estimated volume. Accumulated experience is used to estimate discounts, using the expected value method. No element of financing is considered, due to the fact that the majority of sales are made in cash for the Traditional Channel or on credit for the Modern Channel.

Contracts costs.
The incremental costs for obtaining a customer contract are recognized as an asset if the Company expects to recover those costs. The incremental costs are those incurred to obtain a contract and that wouldn’t be incurred if the contract hadn’t been obtained. The Company recognizes these costs as incurred in the consolidated income statement when the associated revenue is realized in a period equal to or less than one year. The recognized assets, as previously indicated, are amortized on a straight-line basis over the terms of the related revenue contracts, reflecting how the goods and services are transferred to the client.
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

The amendment to the Federal Labor Law established a limit on the amount to be paid for profit sharing to employees, which indicates that the amount of PTU assigned to each employee may not exceed the equivalent of three months of the employee’s current salary, or the average PTU received by the employee in the previous three years, whichever is greater. If the PTU determined is less than or equal to this limit, the PTU will be determined by applying 10% of the individual company taxable income. If the PTU determined exceeds this limit, the limit would apply and this should be considered the PTU for the period.
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

Deferred tax relating to items recognized in other comprehensive income is recognized in correlation to the underlying transaction in OCI.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the way the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
In Mexico, the income tax rate was 30% for 2022, 2021 and 2020, and it is expected to remain at 30% for the following years.
3.23.3 Uncertain tax positions
The Company operates in numerous tax jurisdictions and is subject to periodic tax inspections, in the normal course of business, by local tax authorities on a range of tax matters in relation to corporate income tax.

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

Note 4. Business Combinations

4.1 Business Combinations

The Company has consummated certain business acquisitions during 2022 that were recorded using the acquisition method of accounting. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the respective business, as disclosed below. Therefore, the consolidated statements of income and the consolidated statements of financial position in the year of such acquisitions are not comparable in this respect with previous periods.

The consolidated statement of cash flows for the years ended December 31, 2022, shows the consideration paid for the acquired operations, net of the cash acquired in those acquisitions.

4.1.1 Business Acquisitions

During 2022 the Company had the following acquisitions:

1) On January 24, 2022, the Company, through its Brazilian subsidiary Spal Industria Brasileira de Bebidas, S.A. completed the acquisition of 100% of CVI Refrigerantes Ltda. (herein “CVI”), to expand its geographic footprint, for Ps. 1,948 in an all cash consideration. CVI was a bottler of Coca-Cola trademark products which operated in Rio Grande do Sul, Brazil. CVI is included in the Company’s Financial Statements since the acquisition date;

The allocation of the purchase price to the fair value of the net assets acquired is as follows:

2022
Total current assets, including cash acquired of Ps. 104	Ps. 615
Total non-current assets	972
Distribution rights	894
Total assets	2,481
Total liabilities	(731)
Net assets acquired	1,750
Goodwill arising on acquisition	197
Total consideration transferred	Ps. 1,947
Amount to be paid	(186)
Net payment on acquisition date	Ps. 1,761
Cash acquired of CVI	(104)
Net cash paid	Ps. 1,657

Total revenues of CVI for the period from the acquisition date through to December 31, 2022 were Ps. 1,923.
The consolidated total revenues of the Company adjusted to give effect to the acquisition of CVI, as if the acquisition had occurred on January 1, 2022 were Ps. 226,929 (unaudited).

2) On November 30, 2022, the Company completed the acquisition of 100% of the business of “Agua Cristal” from Bepensa, a mexican business group, in the Southeast region of Mexico for Ps. 699 in an all cash consideration transferred. The business of “Agua Cristal” is included in the Company results since December 2022. As of the date of these consolidated financial statements, the Company is in the process of completing the evaluation of the fair value of this acquisition; however the Company booked provisional amounts, among which the main are property, plant and equipment for Ps. 448 and distribution rights for Ps.228, the provisional amount of goodwill amounts to Ps. 8 and the amount of liabilities assumed was not significant.

Note 5. Cash and Cash Equivalents
For the purposes of the statement of cash flows, cash includes cash on hand and in banks and cash equivalents, including short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, with a maturity date of six months or less at their acquisition date. Cash and cash equivalents at the end of the reporting period consist of the following:

	2022	2021
Cash and bank balances	Ps. 5,828	Ps. 5,336
Cash equivalents (see Note 3.5)	34,449	41,912
Total	Ps. 40,277	Ps. 47,248
Note 6. Trade Receivable, Net

	2022	2021
Trade receivables	Ps. 13,432	Ps. 10,863
The Coca-Cola Company (related party) (Note 14)	776	820
Loans to employees	84	82
FEMSA and subsidiaries (related parties) (Note 14)	746	634
Other related parties (Note 14)	182	139
Other	1,636	1,007
Allowance for expected credit losses	(538)	(531)
	Ps. 16,318	Ps. 13,014
6.1 Trade receivables
Trade receivable representing rights arising from sales and loans to employees or any other similar concept, are presented net of discounts and the allowance for expected credit losses.
Coca-Cola FEMSA has accounts receivable from The Coca-Cola Company primarily arising from the latter’s participation in advertising and promotional programs.
Because less than the 1.8% of the trade receivables is unrecoverable, the Company does not have any customers classified as “high risk” which would be eligible to have special management conditions for the credit risk. As of December 31, 2022, the Company does not have a representative group of customers directly related to the expected loss.
The allowance for credit losses is calculated with an expected losses model that recognizes the impairment losses through all the contract life. Because they are generally short-term trade receivables, the company defined a model with a simplified expected loss focus through a parametric model. The parameters used in the model are:
•Breach probability;
•Losses severity;
•Financing rate;
•Special recovery rate; and
•Breach exposure.
The carrying value of trade receivables approximates its fair value as of December 31, 2022 and 2021.

Aging for trade receivables past due but not impaired	2022	2021
0 days	Ps. 14,594	Ps. 11,689
1-30 days	1,039	686
31-60 days	131	112
61-90 days	63	45
91-120 days	31	91
121 + days	460	391
Total	Ps. 16,318	Ps. 13,014

6.2 Changes in the allowance for expected credit losses

	2022	2021	2020
Balance at the beginning of the year	Ps. 531	Ps. 515	Ps. 493
Allowance for the year	14	35	119
Charges and write-offs of uncollectible accounts	38	6	(29)
Effects of changes in foreign exchange rates	(45)	(25)	(68)
Balance at the end of the year	Ps. 538	Ps. 531	Ps. 515

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period.
6.3 Payments from The Coca-Cola Company:
The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Company’s refrigeration equipment and returnable bottles investment program. Contributions received by the Company are recognized as a reduction in selling expenses. For the years ended December 31, 2022, 2021 and 2020 contributions due were Ps. 1,170, Ps. 2,437, and Ps.1,482, respectively.
Note 7. Inventories

	2022	2021
Finished products	Ps. 5,693	Ps. 4,371
Raw materials	4,288	4,371
Non strategic spare parts	922	865
Inventories in transit	204	1,620
Packing materials	420	419
Other	361	314
	Ps. 11,888	Ps. 11,960

For the years ended as of December 31, 2022, 2021 and 2020, the Company recognized write-downs of its inventories for Ps. 80, Ps. 45 and Ps. 82, respectively to net realizable value.
For the years ended as of December 31, 2022, 2021 and 2020, changes in inventories are comprised of the following and included in the consolidated income statement under the cost of goods sold caption:

	2022	2021	2020
Finished goods and work in progress	Ps. 25,131	Ps. 23,654	Ps. 23,901
Raw materials and consumables used	101,282	79,425	76,002
Total	Ps. 126,413	Ps. 103,079	Ps. 99,903
Note 8. Other Current Assets and Other Current Financial Assets
8.1 Other Current Assets:

	2022	2021
Prepaid expenses	Ps. 1,695	Ps. 1,805
Agreements with customers	208	111
Others	3	2
	Ps. 1,906	Ps. 1,918

Prepaid expenses as of December 31, 2022 and 2021 are as follows:

	2022	2021
Advances for inventories	Ps. 1,478	Ps. 1,627
Advertising and promotional expenses paid in advance	117	105
Prepaid insurance	100	73
	Ps. 1,695	Ps. 1,805
Advertising and promotional expenses recorded in the consolidated income statements for the years ended December 31, 2022, 2021 and 2020, were Ps. 3,983 Ps. 5,413 and Ps. 5,043 respectively.
8.2 Other Current Financial Assets:

	2022	2021
Restricted cash	Ps. 243	Ps. 239
Derivative financial instruments (See Note 20)	2,668	692
	Ps. 2,911	Ps. 931
Restricted cash in Brazil is held in U.S. dollars and relates to short term deposits in order to fulfill the collateral requirements for accounts payable.
Note 9. Investments in Other Entities
As of December 31, 2022 and 2021 the investment in other entities is comprised of the following:

	2022	2021
Investment in Associates and Joint Ventures	Ps. 8,452	Ps. 7,494
Details of the investment in associates and joint ventures accounted for under the equity method at the end of the reporting period are as follows:

			Ownership Percentage		Carrying Amount
Investee	Principal Activity	Place of Incorporation	2022	2021	2022	2021
Joint ventures:
Compañía Panameña de Bebidas, S.A.P.I. de C.V.	Beverages	Mexico	50.0%	50.0%	Ps. —	Ps. —
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	50.0%	50.0%	189	183
Fountain Agua Mineral, LTDA	Beverages	Brazil	50.0%	50.0%	752	699
Planta Nueva Ecología De Tabasco, S.A. de C.V.	Recycling	Mexico	50.0%	50.0%	578	18

Associates:
Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”) (1)	Sugar production	Mexico	36.4%	36.4%	3,632	3,348
Jugos del Valle, S.A.P.I. de C.V. (1)	Beverages	Mexico	29.3%	28.8%	2,267	2,128
Leao Alimentos e Bebidas, LTDA (1)	Beverages	Brazil	25.1%	24.7%	388	404
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1)	Canned bottling	Mexico	26.5%	26.5%	157	178
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”) (1)	Recycling	Mexico	35.0%	35.0%	100	102
Trop Frutas do Brasil, LTDA (1)	Beverages	Brazil	23.9%	23.6%	13	55
Alimentos de Soja S.A.U. (1)	Beverages	Argentina	10.7%	10.7%	282	263
Others	Various	Various	Various	Various	94	116
					Ps. 8,452	Ps. 7,494

Accounting method:
(1)The Company has significant influence due to the fact that it has power to participate in the financial and operating policy decisions of the investee.

During 2022, our ownership in Jugos del Valle, S.A.P.I. de C.V. increased due to a corporate reestructuring and our ownership in Leao Alimentos e Bebidas, LTDA, Trop Frutas do Brasil, LTDA increased due to our acquisition of CVI.

During 2022 and 2021 the Company received dividends from Industria Envasadora de Querétaro, S.A. de C.V. ("IEQSA") for the amount of Ps. 16 and Ps. 16, respectively.

During 2022 the Company made capital contributions to Planta Nueva Ecología de Tabasco S.A. DE C.V. for the amounts of Ps. 560, and there were no changes in the ownership percentage as a result of capital contributions made by the other shareholders.

During 2021 the Company made capital contributions to Jugos del Valle, S.A.P.I. de C.V. for the amounts of Ps. 44, and there were no changes in the ownership percentage as a result of capital contributions made by the other shareholders. During 2021 the Company reduced its capital on Leao Alimentos e Bebidas, LTDA for the amount of Ps. 46, and there were no changes in the ownership percentage as a result of the capital reduction.

During 2021, the Company recognized an impairment on its investment in Trop Frutas Do Brasil LTDA. for the amount of Ps. 250.

During 2020, the Company recognized impairments on its investments in Compañía Panameña de Bebidas, S.A.P.I de C.V. and Leao Alimentos y Bebidas LTDA. for the amounts of Ps. 1,463 and Ps. 1,038, respectively.

On September 30, 2020, the Company announced that its joint venture with The Coca-Cola Company (Compañía Panameña de Bebidas, S.A..P.I. de C.V.) successfully sold 100% of its stock interest in Estrella Azul, a dairy products company in Panama. As part of the transaction, the Company agreed with the buyer that it could receive payments in the future if the business of Estrella Azul achieves certain volume and EBITDA targets during the 2022-2027 period. The Company estimated the amount of the payments to be received based on the forecasts of the business and calculated its net present value. As of December 31, 2022, and 2021, the financial asset recognized in the consolidated statement of financial position has a total value of Ps. 5 and Ps. 5 respectively. This transaction is presented in the other expenses line of the consolidated income statements. The Company concluded it did not achieve the requirements to be considered as a discontinued operation under IFRS 5.
For the years ended December 31, 2022, 2021 and 2020 the equity earnings (loss) recognized for associates were Ps. 194, Ps. 85, and Ps. (124), respectively.
For the years ended December 31, 2022, 2021 and 2020 the equity earnings (loss) recognized for joint ventures were Ps. 192, Ps. 3 and Ps. (157), respectively.

Note 10. Leases

For the years ended as of December 31, 2022 and 2021, the change in the Company’s right-of-use assets, is as follows:

	2022	2021
Balance at beginning of the period	Ps. 1,472	Ps. 1,278
Additions	1,083	533
Additions from business combinations	13	—
Disposals	(296)	(44)
Depreciation	(660)	(662)
Hyperinflationary economies effect	13	14
Indexation effect	476	383
Effects of changes in foreign exchange rates	(32)	(30)
Balance at end of the period	Ps. 2,069	Ps. 1,472

As of December 31, 2022 and 2021, the lease liabilities are integrated as follows:

	2022	2021
Maturity analysis – contractual undiscounted cash flows
Less than one year	Ps. 568	Ps. 564
One to three years	204	299
More than three years	1,534	733
Total undiscounted lease liabilities on December 31	Ps. 2,306	Ps. 1,596
Lease liabilities included in the statement of financial position on December 31	2,135	1,505
Current	Ps. 472	Ps. 614
Non-Current	Ps. 1,663	Ps. 891

The interest expense for leases reported in the income statements for the years ended on December 31, 2022, 2021 and 2020 was Ps. 132, Ps. 101, and Ps. 105, respectively.

The expenses for the low value assets and short-term leases reported in the income statements for the years ended on December 31, 2022, 2021 and 2020 was Ps. 116, Ps. 183 and Ps. 190, respectively.

As of December 31, 2022, 2021 and 2020 the weighted average incremental borrowing rate was 9.29%, 7.18% and 6.58%, respectively.

Note 11. Property, plant & equipment.

Cost	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Cost as of January 1, 2020	Ps. 5,258	Ps. 18,746	Ps. 38,919	Ps. 20,410	Ps. 16,153	Ps. 5,156	Ps. 782	Ps. 800	Ps. 106,224
Additions (1)	—	104	171	281	2,613	6,300	—	186	9,655
Additions from business combinations	158	—	87	—	—	—	—	—	245
Transfer of completed projects in progress	4	721	3,165	1,192	57	(5,187)	48	—	—
Disposals	(13)	(29)	(1,425)	(1,073)	(561)	(12)	(5)	(57)	(3,175)
Effects of changes in foreign exchange rates	(255)	(1,182)	(2,243)	(797)	(629)	(333)	(91)	(78)	(5,608)
Changes in value on the recognition of inflation effects	88	293	990	189	291	(30)	3	—	1,824
Cost as of December 31, 2020	Ps. 5,240	Ps. 18,653	Ps. 39,664	Ps. 20,202	Ps. 17,924	Ps. 5,894	Ps. 737	Ps. 851	Ps. 109,165

Cost	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Cost as of January 1, 2021	Ps. 5,240	Ps. 18,653	Ps. 39,664	Ps. 20,202	Ps. 17,924	Ps. 5,894	Ps. 737	Ps. 851	Ps. 109,165
Additions (1)	—	21	61	427	3,655	7,911	—	217	12,292
Transfer of completed projects in progress	—	731	4,791	1,351	31	(7,001)	95	2	—
Disposals	(6)	(20)	(2,680)	(1,614)	(2,299)	—	(62)	(16)	(6,697)
Effects of changes in foreign exchange rates	(144)	(637)	(1,919)	(556)	(365)	(70)	(22)	(77)	(3,790)
Changes in value on the recognition of inflation effects	140	326	1,260	319	487	—	138	321	2,991
Cost as of December 31, 2021	Ps. 5,230	Ps. 19,074	Ps. 41,177	Ps. 20,129	Ps. 19,433	Ps. 6,734	Ps. 886	Ps. 1,298	Ps. 113,961

Cost	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Cost as of January 1, 2022	Ps. 5,230	Ps. 19,074	Ps. 41,177	Ps. 20,129	Ps. 19,433	Ps. 6,734	Ps. 886	Ps. 1,298	Ps. 113,961
Additions (1)	267	38	399	939	4,123	12,641	26	294	18,727
Additions from business combinations	36	289	365	126	8	482	—	—	1,306
Transfer of completed projects in progress	139	1,477	4,248	2,485	645	(9,023)	27	2	—
Disposals	(18)	(209)	(858)	(1,072)	(381)	—	(27)	(9)	(2,574)
Effects of changes in foreign exchange rates	(424)	(1,157)	(3,225)	(1,277)	(1,708)	(438)	(15)	(172)	(8,416)
Changes in value on the recognition of inflation effects	222	735	2,474	536	849	7	—	—	4,823
Cost as of December 31, 2022	Ps. 5,452	Ps. 20,247	Ps. 44,580	Ps. 21,866	Ps. 22,969	Ps. 10,403	Ps. 897	Ps. 1,413	Ps. 127,827
(1)Total includes Ps. 1,971 , Ps. 3,784 and Ps. 289 outstanding payment to suppliers, as of December 31, 2022, 2021 and 2020 respectively

Accumulated Depreciation	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Accumulated depreciation as of January 1, 2020	Ps. —	Ps. (4,655)	Ps. (18,398)	Ps. (11,032)	Ps. (10,092)	Ps. —	Ps. (365)	Ps. (495)	Ps. (45,037)
Depreciation for the year	—	(490)	(2,828)	(2,148)	(2,779)	—	(40)	(130)	(8,415)
Disposals	—	19	1,125	989	536	—	1	36	2,706
Effects of changes in foreign exchange rates	—	165	854	464	432	—	31	165	2,111
Changes in value on the recognition of inflation effects	—	(82)	(595)	(132)	(250)	—	(6)	(5)	(1,070)
Accumulated depreciation as of December 31, 2020	Ps. —	Ps. (5,043)	Ps. (19,842)	Ps. (11,859)	Ps. (12,153)	Ps. —	Ps. (379)	Ps. (429)	Ps. (49,705)

Accumulated Depreciation	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Accumulated depreciation as of January 1, 2021	Ps. —	Ps. (5,043)	Ps. (19,842)	Ps. (11,859)	Ps. (12,153)	Ps. —	Ps. (379)	Ps. (429)	Ps. (49,705)
Depreciation for the year	—	(484)	(2,793)	(2,097)	(2,708)	—	(80)	(122)	(8,284)
Disposals	—	6	2,336	1,493	2,390	—	62	10	6,297
Effects of changes in foreign exchange rates	—	162	867	372	222	—	8	48	1,679
Changes in value on the recognition of inflation effects	—	(139)	(946)	(209)	(427)	—	(6)	(38)	(1,765)
Accumulated depreciation as of December 31, 2021	Ps. —	Ps. (5,498)	Ps. (20,378)	Ps. (12,300)	Ps. (12,676)	Ps. —	Ps. (395)	Ps. (531)	Ps. (51,778)

Accumulated Depreciation	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Accumulated depreciation as of January 1, 2022	Ps. —	Ps. (5,498)	Ps. (20,378)	Ps. (12,300)	Ps. (12,676)	Ps. —	Ps. (395)	Ps. (531)	Ps. (51,778)
Depreciation for the year	—	(835)	(3,331)	(1,437)	(3,234)	—	(25)	(135)	(8,997)
Disposals	—	194	854	936	306	—	26	7	2,323
Effects of changes in foreign exchange rates	—	340	2,193	860	1,274	—	7	143	4,817
Changes in value on the recognition of inflation effects	—	(244)	(1,605)	(354)	(745)	—	(5)	(34)	(2,987)
Accumulated depreciation as of December 31, 2022	Ps. —	Ps. (6,043)	Ps. (22,267)	Ps. (12,295)	Ps. (15,075)	Ps. —	Ps. (392)	Ps. (550)	Ps. (56,622)

Carrying Amount	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
As of December 31, 2020	Ps. 5,240	Ps. 13,610	Ps. 19,822	Ps. 8,343	Ps. 5,771	Ps. 5,894	Ps. 358	Ps. 422	Ps. 59,460
As of December 31, 2021	Ps. 5,230	Ps. 13,576	Ps. 20,799	Ps. 7,829	Ps. 6,757	Ps. 6,734	Ps. 491	Ps. 767	Ps. 62,183
As of December 31, 2022	Ps. 5,452	Ps. 14,204	Ps. 22,313	Ps. 9,571	Ps. 7,894	Ps. 10,403	Ps. 505	Ps. 863	Ps. 71,205

Note 12. Intangible Assets

	Rights to Produce and Distribute Coca-Cola trademark Products	Goodwill	Other indefinite lived intangible assets	Technology costs and management systems	Development systems	Other amortizable	Total
Balance as of January 1, 2020	Ps. 82,000	Ps. 25,833	Ps. 1,165	Ps. 6,430	Ps. 690	Ps. 752	Ps. 116,870
Purchases	—	—	—	43	198	48	289
Transfer of completed development systems	—	—	—	374	(665)	291	—
Disposals	—	—	(25)	(41)	(6)	(371)	(443)
Effect of movements in exchange rates	(4,604)	(2,402)	8	(97)	(41)	(21)	(7,157)
Changes in value on the recognition of inflation effects	—	—	—	—	—	38	38
Cost as of December 31, 2020	Ps. 77,396	Ps. 23,431	Ps. 1,148	Ps. 6,709	Ps. 176	Ps. 737	Ps. 109,597
Balance as of January 1, 2021	Ps. 77,396	Ps. 23,431	Ps. 1,148	Ps. 6,709	Ps. 176	Ps. 737	Ps. 109,597
Purchases	—	—	135	370	673	113	1,291
Transfer of completed development systems	—	—	—	255	(469)	214	—
Disposals	—	—	(3)	—	—	—	(3)
Effect of movements in exchange rates	(1,257)	(522)	(88)	(374)	(5)	(24)	(2,270)
Changes in value on the recognition of inflation effects	—	—	—	—	—	62	62
Cost as of December 31, 2021	Ps. 76,139	Ps. 22,909	Ps. 1,192	Ps. 6,960	Ps. 375	Ps. 1,102	Ps. 108,677
Balance as of January 1, 2022	Ps. 76,139	Ps. 22,909	Ps. 1,192	Ps. 6,960	Ps. 375	Ps. 1,102	Ps. 108,677
Purchases	—	—	—	46	1,138	4	1,188
Additions from business combinations	1,116	205	—	17	—	—	1,338
Transfer of completed development systems	—	—	—	65	(158)	93	—
Disposals	—	—	—	(775)	—	—	(775)
Effect of movements in exchange rates	(756)	144	(150)	(51)	(13)	(70)	(896)
Changes in value on the recognition of inflation effects	—	—	—	—	—	80	80
Cost as of December 31, 2022	Ps. 76,499	Ps. 23,258	Ps. 1,042	Ps. 6,262	Ps. 1,342	Ps. 1,209	Ps. 109,612

	Rights to Produce and Distribute Coca-Cola trademark Products	Goodwill	Other indefinite lived intangible assets	Technology costs and management systems	Development systems	Other amortizable	Total
Accumulated amortization
Balance as of January 1, 2020	Ps. (745)	Ps. —	Ps. —	Ps. (3,805)	Ps. —	Ps. (270)	Ps. (4,820)
Amortization expense	—	—	—	(703)	—	(317)	(1,020)

Disposals	—	—	—	20	—	48	68
Effect of movements in exchange rate	—	—	—	164	—	11	175
Changes in value on the recognition of inflation effects	—	—	—	(29)	—	—	(29)
Balance as of December 31, 2020	Ps. (745)	Ps. —	Ps. —	Ps. (4,353)	Ps. —	Ps. (528)	Ps. (5,626)
Amortization expense	—	—	—	(594)	—	(294)	(888)
Disposals	—	—	—	—	—	—	—
Effect of movements in exchange rate	—	—	—	53	—	10	63
Changes in value on the recognition of inflation effects	—	—	—	(52)	—	—	(52)
Balance as of December 31, 2021	Ps. (745)	Ps. —	Ps. —	Ps. (4,946)	Ps. —	Ps. (812)	Ps. (6,503)
Amortization expense	—	—	—	(522)	—	(246)	(768)
Disposals	—	—	—	775	—	—	775
Effect of movements in exchange rate	—	—	—	96	—	5	101
Changes in value on the recognition of inflation effects - amortization	—	—	—	(94)	—	(1)	(95)
Balance as of December 31, 2022	Ps. (745)	Ps. —	Ps. —	Ps. (4,691)	Ps. —	Ps. (1,054)	Ps. (6,490)

Balance as of December 31, 2020	Ps. 76,651	Ps. 23,431	Ps. 1,148	Ps. 2,356	Ps. 176	Ps. 209	Ps. 103,971
Balance as of December 31, 2021	Ps. 75,394	Ps. 22,909	Ps. 1,192	Ps. 2,014	Ps. 375	Ps. 290	Ps. 102,174
Balance as of December 31, 2022	Ps. 75,754	Ps. 23,258	Ps. 1,042	Ps. 1,571	Ps. 1,342	Ps. 155	Ps. 103,122

The Company’s intangible assets such as technology costs and management systems are subject to amortization with a range in useful lives from 3 to 10 years.
For the year ended December 31, 2022, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 13, Ps.84 and Ps. 671, respectively.
For the year ended December 31, 2021, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 15, Ps.108 and Ps.765, respectively.
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

The aggregate carrying amounts of goodwill and distribution rights allocated to each CGU are as follows:

In millions of Ps.	2022	2021
Mexico	Ps. 56,587	Ps. 56,352
Guatemala	1,691	1,735
Nicaragua	404	438
Costa Rica	1,418	1,407
Panama	1,170	1,238
Colombia	3,051	3,798
Brazil	31,753	30,608
Argentina	426	395
Uruguay	2,512	2,332
Total	Ps. 99,012	Ps. 98,303

Goodwill and distribution rights are tested for impairments annually. The recoverable amounts of the CGUs are based on value-in-use calculations. Value in use was determined by discounting the future cash flows generated from the continuing use of the CGU.

The foregoing forecasts reflect the outcomes that the Company considers most likely to occur based on the current situation of each of the CGUs including the macroeconomic situation in each CGU, the foregoing forecasts could differ from the results obtained over time.
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
The estimated discount rates to perform the impairment test for each CGU considers market participants’ assumptions. Market participants were selected considering the size, operations and characteristics of the business that are similar to those of the Company.
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

•    A WACC for each CGU was applied as a hurdle rate to discount cash flows to get the recoverable amount of the units; the calculation assumes a size premium adjustment.
The key assumptions by CGU for impairment test as of December 31, 2022 were as follows:

CGU	Pre-tax WACC	Post –tax WACC	Expected Annual Long-Term Inflation 2023-2027	Expected Volume Growth Rates 2023-2027
Mexico	9.5%	6.5%	4.3%	2.4%
Brazil	11.6%	7.2%	3.9%	4.3%
Colombia	13.9%	8.0%	3.9%	9.5%
Argentina	27.8%	19.8%	68.0%	4.5%
Guatemala	10.2%	7.6%	4.4%	14.8%
Costa Rica	15.4%	10.2%	3.3%	6.4%
Nicaragua	24.6%	11.8%	4.1%	6.0%
Panama	11.0%	8.3%	2.2%	4.0%
Uruguay	10.2%	7.4%	5.7%	4.0%

The key assumptions by CGU for impairment test as of December 31, 2021 were as follows:

CGU	Pre-tax WACC	Post –tax WACC	Expected Annual Long-Term Inflation 2022-2026	Expected Volume Growth Rates 2022-2026
Mexico	6.8%	4.9%	3.7%	2.8%
Brazil	9.1%	5.8%	3.3%	7.7%
Colombia	8.7%	5.8%	3.0%	8.4%
Argentina	19.7%	14.5%	35.9%	5.4%
Guatemala	7.9%	6.1%	4.2%	10.7%
Costa Rica	13.5%	9.2%	3.1%	6.5%
Nicaragua	18.3%	10.6%	4.3%	6.4%
Panama	8.5%	6.5%	2.2%	7.0%
Uruguay	8.5%	6.1%	5.0%	4.0%

Sensitivity to Changes in Assumptions
As of December 31, 2022, the Company performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of 100 basis points and concluded that no impairment would be recorded.

CGU	Change in WACC	Change in Volume Growth CAGR(1)	Effect on Valuation
Mexico	+0.3p.p	-1.0%	Passes by 4.2x
Brazil	+0.5p.p	-1.0%	Passes by 2.6x
Colombia	+0.5p.p	-1.0%	Passes by 2.0x
Argentina	+1.9p.p	-1.0%	Passes by 8.6x
Guatemala	+0.4p.p	-1.0%	Passes by 42.9x
Costa Rica	+0.6p.p	-1.0%	Passes by 2.6x
Nicaragua	+0.8p.p	-1.0%	Passes by 1.0x
Panama	+0.3p.p	-1.0%	Passes by 5.8x
Uruguay	+0.2p.p	-1.0%	Passes by 3.9x

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

	2022	2021
Non-current prepaid advertising expenses	Ps. 184	Ps. 213
Guarantee deposits (1)	1,294	1,165
Prepaid bonuses	325	283
Advances to acquire property, plant and equipment	976	457
Shared based payment	360	303
Indemnifiable contingencies from business combinations (2)	1,555	1,554
Recoverable tax	486	378
Other	50	49
	Ps. 5,230	Ps. 4,402
(1)  Mainly in Brazil, the Company is required to guarantee tax, legal and labor contingencies with guarantee deposits. See Note 25.5.
(2) Corresponds to indemnification assets that are warranted by former Vonpar owners in accordance with the share purchase agreement.
13.2 Other Non-Current Financial Assets:

	2022	2021
Other non-current financial assets	Ps. 139	Ps. 153
Derivative financial instruments (See Note 20)	591	4,983
	Ps. 730	Ps. 5,136
Non-current accounts receivable are held to maturity, the investments in other entities are recorded at cost and derivative financial instruments are recognized at fair value.
Note 14. Balances and Transactions with Related Parties and Affiliated Companies
Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note.
The consolidated statements of financial position and income include the following balances and transactions with related parties and affiliated companies:

	2022	2021
Balances:
Assets (current included in accounts receivable)
Due from FEMSA and its subsidiaries (See Note 6) (1) (3)	Ps. 746	Ps. 634
Due from The Coca-Cola Company (See Note 6) (1)	776	820
Due from Heineken Group (1)	175	139
Other receivables (1)	7	—
	Ps. 1,704	Ps. 1,593

	2022	2021
Liabilities (current included in suppliers and other liabilities and loans)
Due to FEMSA and its subsidiaries (2) (3)	Ps. 1,454	Ps. 1,380
Due to The Coca-Cola Company (2)	1,248	1,444
Due to Heineken Group(2)	495	488
Other payables (2) (4)	818	224
	Ps. 4,015	Ps. 3,536

(1) Presented within trade receivables
(2) Recorded within accounts payable and suppliers
(3) Parent
(4) This amount for 2022 includes Ps. 342 payable to Promotora Industrial Azucarera

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2022, 2021 and 2020, there was no expense resulting from the uncollectibility of balances due from related parties.
Details of transactions between the Company and other related parties are disclosed as follows:

Transactions	2022	2021	2020
Income:
Sales to affiliated parties	Ps. 6,546	Ps. 5,489	Ps. 5,020
Heineken	2	3	3
Expenses:
Purchases and other expenses from FEMSA	10,129	7,447	6,538
Purchases of concentrate from The Coca-Cola Company	43,717	37,213	32,222
Purchases of raw material, beer and operating expenses from Heineken	5,036	11,635	11,600
Advertisement expense paid to The Coca-Cola Company	545	1,482	865
Purchases from Ades	—	—	338
Purchases from Jugos del Valle	3,234	2,918	2,437
Purchase of sugar from Promotora Industrial Azucarera, S.A. de C.V.	2,841	2,213	2,123
Purchase of sugar from Beta San Miguel	724	938	1,023
Purchase of canned products from Industria Envasadora de Queretaro, S.A. de C.V...	577	234	226
Purchase of inventories from Leao Alimentos e Bebidas, LTDA	215	1,320	1,253
Purchase of resine from Industria Mexicana de Reciclaje, S.A. de C.V.	504	416	308
Donations to Instituto Tecnologico y de Estudios Superiores de Monterrey, A.C. (1) (2)	110	—	225
Donations to Fundación Femsa, A.C.	173	230	114
Other expenses with related parties	—	156	10
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
The aggregate compensation paid to executive officers and senior management of the Company, recognized as an expense during the reporting period were as follows:

	2022	2021	2020
Current compensations and employee benefits	Ps. 1,071	Ps. 737	Ps. 815
Termination benefits	18	—	68
Shared based payments	326	276	190

Note 15. Balances and Transactions in Foreign Currencies
Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different from the functional currency of the Company. As of December 31, 2022 and 2021, assets and liabilities denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets		Liabilities
Balances	Current	Non-current	Current	Non-current
As of December 31, 2022
U.S. dollars	21,358	70	8,777	43,359
Euros	—	—	214	—
As of December 31, 2021
U.S. dollars	28,851	14	3,495	52,591
Euros	—	—	205	—

For the years ended December 31, 2022, 2021 and 2020 transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

Transactions	Revenues	Purchases of Raw Materials	Interest Expense	Other
Year ended December 31, 2022 U.S.dollars	830	17,285	1,148	2,973
Year ended December 31, 2021 U.S.dollars	452	14,420	1,749	2,509
Year ended December 31, 2020 U.S.dollars	462	12,801	3,418	2,213
Note 16. Post-Employment and Other Non-current Employee Benefits
The Company has various labor liabilities for employee benefits in connection with pension and retirement plans, seniority premiums and other post-employment benefits. Benefits vary depending upon the country where the individual employees are located. Presented below is a discussion of the Company’s labor liabilities in Mexico, which comprise the substantial majority of those recorded in the consolidated financial statements.
16.1 Assumptions
The Company annually evaluates the reasonableness of the assumptions used in its labor liability for post-employment and other non-current employee benefits computations. In Mexico, actuarial calculations for pension and retirement plans and seniority premiums, as well as the associated cost for the period, were determined using the following long-term assumptions:

Mexico	2022	2021	2020
Financial:
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability (asset)	9.9%	8.0%	7.2%
Salary increase: (Non-Union/Union)	4.8%	4.5%	4.5%
Future pension increase	3.8%	3.5%	3.5%
Biometric:
Mortality	EMSSA 2009 (1)	EMSSA 2009 (1)	EMSSA 2009 (1)
Disability	IMSS 97 (2)	IMSS 97 (2)	IMSS-97 (2)
Normal retirement age	60 years	60 years	60 years
Rest of employee turnover	BMAR2007 (3)	BMAR2007 (3)	BMAR2007 (3)
(1) EMSSA. Mexican Experience of Social Security (for its initials in Spanish)
(2) IMSS. Mexican Experience of Instituto Mexicano del Seguro Social (for its initials in Spanish)
(3) BMAR. Actuary experience
In Mexico the methodology used to determine the discount rate was the yield or Internal Rate of Return (“IRR”) which involves a yield curve. In this case, the expected rates for each period were taken from a yield curve of the Mexican Federal Government Treasury Bond (known as CETES in Mexico) because there is no deep market in high quality corporate obligations in Mexico.

In Mexico upon retirement, the Company purchases an annuity for senior executives, which will be paid according to the option chosen by the employee.
Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans	Seniority Premiums
2023	Ps. 402	Ps. 61
2024	207	59
2025	250	63
2026	287	66
2027	339	70
2028 - 2031	1,858	405
16.2 Balances of the liabilities for post-employment and other non-current employee benefits

	2022	2021
Pension and Retirement Plans:
Vested benefit obligation	Ps. 715	Ps. 952
Non-vested benefit obligation	2,196	1,876
Accumulated benefit obligation	2,911	2,828
Excess of projected defined benefit obligation over accumulated benefit obligation	1,288	1,687
Defined benefit obligation	4,199	4,515
Pension plan funds at fair value	(1,288)	(1,234)
Net defined benefit liability	Ps. 2,911	Ps. 3,281

Seniority Premiums:
Vested benefit obligation	Ps. 279	Ps. 289
Non-vested benefit obligation	255	232
Accumulated benefit obligation	534	521
Excess of projected defined benefit obligation over accumulated benefit obligation	392	457
Defined benefit obligation	926	978
Seniority premium plan funds at fair value	(128)	(133)
Net defined benefit liability	Ps. 798	Ps. 845
Total post-employment and other non-current employee benefits	Ps. 3,709	Ps. 4,126
16.3 Trust assets
Trust assets consist of fixed and variable return financial instruments recorded at market value, which are invested as follows:

Type of instrument	2022	2021
Fixed return:
Traded securities	24%	22%
Life annuities	17%	16%
Bank instruments	5%	5%
Federal government instruments	40%	37%
Variable return:
Publicly traded shares	14%	20%
	100%	100%
In Mexico, the regulatory framework for pension plans is established in the Income Tax Law and its Regulations, the Federal Labor Law and the Mexican Social Security Institute Law. None of these laws establish minimum funding levels or a minimum required level of contributions.

In Mexico, the Income Tax Law requires that, in the case of private plans, certain notifications must be submitted to the authorities and a certain level of fund assets must be invested in Federal Government instruments, among others.
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
Since the Mexican Tax Law limits the plan’s asset investment in related parties to 10% this risk is not considered to be significant for purposes of the Company’s Mexican subsidiaries.
In Mexico, the Company’s policy is to invest at least 30% of the fund assets in Mexican Federal Government instruments. Guidelines for the target portfolio have been established for the remaining percentage and investment decisions are made to comply with these guidelines insofar as the market conditions and available funds allow.
The amounts and types of securities that the Company invests in related parties included in portfolio fund are mainly as follows:

	2022	2021
Mexico
Portfolio:
Debt:
Grupo Industrial Bimbo, S.A.B. de C. V.	Ps. 24	Ps. 25
Grupo Financiero Banorte, S.A.B. de C.V.	—	9
El Puerto de Liverpool, S.A.B. de C.V.	—	9
Fomento Económico Mexicano, S.A.B. de C.V.	10	—

Capital:
Fomento Económico Mexicano, S.A.B. de C.V.	—	3
The Coca-Cola Company	6	—

For the years ended December 31, 2022 and 2021, the average duration of the Pension and Retirement Plan was of 19.5 years and 18.4 years, respectively; and the average duration of the Seniority Premiums Plan was of 16.8 years and 16.3 years, respectively.
During the years ended December 31, 2022, 2021 and 2020, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during 2023.

16.4 Amounts recognized in the consolidated income statements and the consolidated statements of equity

	Income statement				Accumulated OCI
2022	Current Service Cost	Past Service Cost	(Gain) or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps. 246	Ps. 47	Ps. (85)	Ps. 141	Ps. 804
Seniority premiums	94	6	(9)	145	108
Total	Ps. 340	Ps. 53	Ps. (94)	Ps. 286	Ps. 912
	Income statement				Accumulated OCI
2021	Current Service Cost	Past Service Cost	(Gain) or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps. 244	Ps. —	Ps. —	Ps. 197	Ps. 1,038
Seniority premiums	84	—	—	51	202
Total	Ps. 328	Ps. —	Ps. —	Ps. 248	Ps. 1,240
	Income statement				Accumulated OCI
2020	Current Service Cost	Past Service Cost	(Gain) or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps. 229	Ps. 71	Ps. —	Ps. 188	Ps. 934
Seniority premiums	68	—	—	43	239
Total	Ps. 297	Ps. 71	Ps. —	Ps. 231	Ps. 1,173

Remeasurements of the net defined benefit liability recognized in other comprehensive income are as follows (amounts are net of tax):

	2022	2021	2020
Amount accumulated in other comprehensive income as of the beginning of the periods	Ps. 1,240	Ps. 1,173	Ps. 855
Recognized during the year (obligation liability and plan assets)	124	680	213
Actuarial gains and losses arising from changes in financial assumptions	(375)	(550)	(76)
Actuarial gains and losses arising from changes in demographic assumptions	1	—	184
Foreign exchange rate valuation (gain)	(78)	9	(3)
Adjustment from employees transferred	—	(72)	—
Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps. 912	Ps. 1,240	Ps. 1,173
Remeasurements of the net defined benefit liability include the following:
•    The return on plan assets, excluding amounts included in net interest expense.
•    Actuarial gains and losses arising from changes in demographic assumptions.
•    Actuarial gains and losses arising from changes in financial assumptions.

16.5 Changes in the balance of the defined benefit obligation for post-employment and other non-current employee benefits

	2022	2021	2020
Pension and Retirement Plans:
Balance at beginning of year	Ps. 4,515	Ps. 4,311	Ps. 3,912
Current service cost	246	244	229
Effect on curtailment	(86)	—	—
Interest expense	317	291	269
Actuarial gains or losses	(355)	5	257
Foreign exchange loss	(134)	18	28
Benefits paid	(355)	(364)	(455)
Past service cost	47	10	71
Acquisitions	4	—	—
Balance at end of year	Ps. 4,199	Ps. 4,515	Ps. 4,311

Seniority Premiums:
Balance at beginning of year	Ps. 978	Ps. 865	Ps. 630
Current service cost	94	84	68
Effect on curtailment	(9)	—	—
Interest expense	76	62	53
Actuarial gains or losses	(97)	74	187
Benefits paid	(128)	(107)	(73)
Past service cost	6	—	—
Acquisitions	6	—	—
Balance at end of year	Ps. 926	Ps. 978	Ps. 865

16.6 Changes in the balance of trust assets

	2022	2021	2020
Pension and retirement plans:
Balance at beginning of year	Ps. 1,234	Ps. 1,201	Ps. 1,122
Actual return on trust assets	50	33	75
Foreign exchange gain	—	—	4
Benefits paid	4	—	—
Balance at end of year	Ps. 1,288	Ps. 1,234	Ps. 1,201

Seniority premiums
Balance at beginning of year	Ps. 133	Ps. 137	Ps. 127
Actual return on trust assets	(5)	(4)	10
Balance at end of year	Ps. 128	Ps. 133	Ps. 137

As a result of the Company’s investments in life annuities plans, management does not expect the Company will need to make material contributions to the trust assets in order to meet its future obligations.

16.7 Variation in assumptions
The Company decided that the relevant actuarial assumptions that are subject to sensitivity are the discount rate and the salary increase rate because they have the most significant impact:
•    Discount rate: The rate that determines the value of the obligations over time.
•    Salary increase rate: The rate that considers the salary increase which implies an increase in the benefit payable.
The following table presents the impact in absolute terms of a variation of 1.0% in the assumptions on the net defined benefit liability associated with the Company’s defined benefit plans. The sensitivity of this 1.0% on the significant actuarial assumptions is based on projected long-term discount rates for Mexico and yield curve projections of long-term Mexican government bonds - CETES:

-1.0%:			Income Statement		Accumulated OCI
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability (asset)	Current Service Cost	Past Service Cost	Gain or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps. 272	Ps. 55	Ps. (104)	Ps. 259	Ps. 959
Seniority premiums	Ps. 103	Ps. 6	Ps. (10)	Ps. 75	Ps. 86
Total	Ps. 375	Ps. 61	Ps. (114)	Ps. 334	Ps. 1,045
Expected salary increase	Current Service Cost	Past Service Cost	Gain or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps. 225	Ps. 47	Ps. (86)	Ps. 186	Ps. 799
Seniority premiums	Ps. 85	Ps. 5	Ps. (8)	Ps. 59	Ps. 74
Total	Ps. 310	Ps. 52	Ps. (94)	Ps. 245	Ps. 873
16.8 Employee benefits expense
On April 23, 2021, Mexican government enacted changes to several labor laws in order to regulate labor outsourcing. In particular, these changes increased the cost of profit sharing. For the year ended December 31, 2022 the amount recorded to expense was of Ps. 1,069 compared to Ps.1,068 in 2021.

For the years ended December 31, 2022, 2021 and 2020, employee benefits expenses recognized in the consolidated income statements are as follows:

	2022	2021	2020
Included in cost of goods sold:
Wages and salaries	Ps. 4,956	Ps. 4,301	Ps. 3,955
Social security costs	1,522	1,359	1,251
Employee profit sharing	145	57	89
Pension and seniority premium costs (Note 16.4)	2	52	69
Share-based payment expense (Note 17.2)	6	19	4
Included in selling and distribution expenses:
Wages and salaries	18,403	16,627	15,620
Social security costs	5,272	4,787	4,587
Employee profit sharing	862	959	551
Pension and seniority premium costs (Note 16.4)	250	235	261
Share-based payment expense (Note 17.2)	—	32	20
Included in administrative expenses:
Wages and salaries	3,250	2,788	2,448
Social security costs	710	581	541
Employee profit sharing	62	52	33
Pension and seniority premium costs (Note 16.4)	47	41	38
Share-based payment expense (Note 17.2)	320	225	166
Total employee benefits expense	Ps. 35,807	Ps. 32,115	Ps. 29,633

Note 17. Bonus Programs
17.1 Quantitative and qualitative objectives
The bonus program for executives is based on achieving certain goals established annually by management and directors, which include quantitative and qualitative objectives and special projects.
The quantitative objectives represent approximately 50% of the bonus and are based on the Economic Value Added (“EVA”) methodology. The objective established for the executives at each entity is based on a combination of the EVA generated by the entity and by our Company and the EVA generated by our parent Company FEMSA. The qualitative objectives and special projects represent the remaining 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.
The bonus amounts are determined based on each eligible participant’s level of responsibility and based on the EVA generated by the applicable business unit the employee works for. This formula is established by considering the level of responsibility within the organization, the employees’ evaluation and competitive compensation in the market.
The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of achievement of the goals established every year. The bonuses are recognized in the income statement in the year earned and are paid in cash the following year. During the years ended December 31, 2022, 2021 and 2020 the bonus expense recorded amounted to Ps. 1,527, Ps. 856 and Ps. 747, respectively.
17.2 Share-based payment bonus plan
The Company has a stock incentive plan for the benefit of its senior executives. This plan uses the EVA as its main evaluation metric. Under the EVA stock incentive plan, eligible executives are entitled to receive a special annual bonus (fixed amount), to purchase FEMSA and Coca-Cola FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 33% per year. Fifty percent of Coca-Cola FEMSA’s annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options. During the years ended December 31, 2022, 2021 and 2020, no stock options were granted to executives.
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
At December 31, 2022 the shares granted under the Company’s executive incentive plans are as follows:

	Number of shares
Incentive Plan	FEMSA	KOF	Vesting period
2018	211,290	256,281	2019-2021
2019	312,006	457,338	2020-2022
2020	666,281	956,926	2021-2023
2021	780,524	1,197,820	2022-2024
2022	856,664	1,289,204	2023-2025
Total	2,826,765	4,157,569
For the years ended December 31, 2022, 2021 and 2020, the total expense recognized for the period arising from share-based payment transactions, using the grant date model, was of Ps. 326 Ps. 276 and Ps. 190, respectively.
As of December 31, 2022 and 2021, the asset recorded by the Company in its consolidated statements of financial position amounted was of Ps. 360 and Ps. 303 respectively, see Note 13.

Note 18. Bank Loans and Notes Payables

Expressed in millions of mexican pesos. (1)	2023	2024	2025	2026	2027	2028 and following years	Carrying value as of December 31, 2022	Fair value as of December 31, 2022	Carrying value as of December 31, 2021

Short- term debt:
Fixed rate debt:
Argentine pesos
Bank loans	—	—	—	—	—	—	—	—	461
Interest rate	—	—	—	—	—	—	—	—	41.02%
Uruguayan pesos
Bank loans	—	—	—	—	—	—	—	—	184
Interest rate	—	—	—	—	—	—	—	—	6.00%
Subtotal	—	—	—	—	—	—	—	—	645
Short- term debt	—	—	—	—	—	—	—	—	645

Long term debt:
Fixed rate debt:
U.S. Dollar
Yankee bonds (2)	1	—	—	—	—	41,428	41,429	37,058	52,255
Interest rate	3.06%	—	—	—	—	3.06%	3.06%		3.09%
Bank loans	—	29	63	—	—	—	92	92
Interest rate	—	6.81%	6.81%	—	—	—	6.81%
Mexican pesos
Senior notes	7,500	—	—	—	8,493	15,445	31,438	29,191	25,947
Interest rate	5.46%	—	—	—	7.87%	8.28%	7.50%		6.97%
Brazilian reais
Bank loans	35	21	—	—	—	—	56	56	94
Interest rate	6.96%	6.98%	—	—	—	—	6.96%		6.24%
Uruguayan pesos
Bank loans	976	—	—	—	—	—	976	976	1,186
Interest rate	6.27%	—	—	—	—	—	6.27%		6.65%
Subtotal	8,512	50	63	—	8,493	56,873	73,991	67,373	79,482
Variable rate debt:
Mexican pesos

Expressed in millions of mexican pesos. (1)	2023	2024	2025	2026	2027	2028 and following years	Carrying value as of December 31, 2022	Fair value as of December 31, 2022	Carrying value as of December 31, 2021
Senior notes	—	—	1,727	2,923	—	—	4,650	4,556	5,650
Interest rate	—	—	10.43%	10.40%	—	—	10.41%		5.35%
Brazilian reais
Bank loans	12	7	6	3	—	—	28	28	5
Interest rate	9.75%	9.74%	9.83%	9.83%	—	—	9.77%		8.95%
Subtotal	12	7	1,733	2,926	—	—	4,678	4,584	5,655
Long term debt	8,524	57	1,796	2,926	8,493	56,873	78,669	71,957	85,137
Current portion of long term debt	8,524	—	—	—	—	—	8,524	—	1,808
Long- term debt	—	57	1,796	2,926	8,493	56,873	70,145	71,957	83,329

(1) All interest rates shown in this table are weighted average contractual annual rates.
(2) Interest rate derivatives that have been designated as fair value hedge relationships have been used by the Company to mitigate the volatility in the fair value of existing financing instruments due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Market value (gain) loss in financial instruments” in the period in which they occur. During 2022, we are applying IFRS 9 to the hedged portion of the Senior Notes of US$ 705, which are linked to an interest rate swap. Starting in this year, the hedging gain or loss will adjust the carrying amount of the hedged item and will be recognized in P&L under “Market value (gain) loss in financial instruments”. As of December 31, 2022, the Company is recording a gain of Ps. 1,647 in the income statement under “Market value (gain) loss in financial instruments”, which offsets the loss on interest rate derivatives used to hedge debt denominated in USD, that resulted from increases in interest rates.

The fair value of bank loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2022 and 2021, which is considered to be level 1 in the fair value hierarchy.

For the years ended December 31, 2022, 2021 and 2020, the interest expense related to the bank loans and notes payable is comprised as follows and included in the consolidated income statement under the interest expense caption:

	2022	2021	2020
Interest on debts and borrowings	Ps. 4,104	Ps. 4,544	Ps. 6,228
Finance charges for employee benefits	286	248	231
Derivative instruments (Interest)	1,706	1,097	1,174
Finance charges of leases	132	101	105
Finance operating charges	272	202	156
	Ps. 6,500	Ps. 6,192	Ps. 7,894

The Company has the following debt bonds: a) registered with the Mexican stock exchange: i) Ps. 7,500 (nominal amount) with a maturity date in 2023 and fixed interest rate of 5.46%, ii) Ps. 8,500 (nominal amount) with a maturity date in 2027 and fixed interest rate of 7.87%, iii) Ps. 1,727 (nominal amount) with a maturity date in 2025 and floating interest rate of TIIE + 0.08%, iv) Ps. 3,000 (nominal amount) with a maturity date in 2028 and fixed interest rate of 7.35%, v) Ps. 6,965 (nominal amount) on a Sustainability-

Linked Bond (SLB) with a maturity date in 2028 and fixed rate of 7.36%, and vi) Ps. 2,435 (nominal amount) on an SLB with a maturity date in 2026 and floating rate of TIIE + 0.05%, vii) Ps.5,500 (nominal amount) with a maturity date in 2029 and a fixed rate of 9.95%, viii) Ps. 500 (nominal amount) with a maturity date in 2026 and a floating rate of TIIE + 0.05% and b) registered with the SEC : i) Senior notes of US. $ 1,041 with interest at a fixed rate of 2.75% and maturity date on January 22, 2030, ii) Senior notes of US. $ 705 with interest at a fixed rate of 1.85% and maturity date on September 1, 2032 and iii) Senior notes of US. $ 489 with interest at a fixed rate of 5.25% and maturity date on November 26, 2043 all of which are guaranteed by our subsidiaries: Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., and Yoli de Acapulco, S. de R.L. de C.V. (“Guarantors”).

During 2020, the Company obtained (and paid off) bank loans to build liquidity in light of the recent COVID-19 pandemic: in Mexico for an amount of Ps. 15,650 at a weighted interest rate of 6.04%, and in Argentina and Colombia for an amount of Ps. 1,184. Similarly, on January 22, 2020 the Company prepaid senior notes in Mexico for US. $ 900, and on February 18, 2020, the Company paid the total balance of its senior notes for US. $ 500. In addition, the Company celebrated bank loans in Argentine and Uruguayan pesos with some banks for Ps. 711 and Ps. 759 (nominal amounts), respectively.

In September 2021, the Company issued the first SLB in the Mexican Market on a dual-tranche transaction for an amount of Ps. 9,400; such bonds were used to prepay bank loans in Mexico with maturity dates in 2025 and 2026. The bond’s interest rate depends on us achieving key performance indicators, and in the event that such indicators are not met by the dates established in the offering documents (2024 and 2026), the interest rate on the bonds will increase by 25 basis points.

Additionally, during 2021, the Company obtained bank loans in local currency in Argentina and Uruguay for Ps. 461 and Ps. 1,114 (nominal amounts) respectively.

During 2022, the Company repurchased a portion of the following notes registered with the SEC i) Senior notes of US. $ 209 with maturity date on January 2030, and ii) Senior notes of US. $111 with maturity date on November 2043, representing a net savings of Ps. 408 (nominal amounts). The amounts showed on the first paragraph already consider these repurchases

Additionally, during 2022, the Company issued a social and sustainable bond in the Mexican Market on a dual-tranche transaction for an amount of Ps. 6,000.

18.1 Reconciliation of liabilities arising from financing activities.

		Cash flows		Non-cash impact
	Carrying Value at December 31, 2021	Repayments	Proceeds	New leases	Others	Market Value (gain) in financial instruments	Foreign Exchange movement	Translation Effect	Carrying Value at December 31, 2022
Short-term bank loans	Ps. 645	Ps. (521)	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. (124)	Ps. —
Total short-term from financing activities	Ps. 645	Ps. (521)	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. (124)	Ps. —
Long-term bank loans	1,284	(314)	89	—	—	—	17	76	1,152
Long-term notes payable	83,853	(7,597)	6,000	—	(272)	(1,647)	(2,820)	—	77,517
Total long-term from financing activities	Ps. 85,137	Ps. (7,911)	Ps. 6,089	Ps. —	Ps. (272)	Ps. (1,647)	Ps. (2,803)	Ps. 76	Ps. 78,669

Lease liabilities	Ps. 1,505	Ps. (631)	Ps. —	Ps. 1,083	Ps. 180	Ps. —	Ps. 17	Ps. (19)	Ps. 2,135

Total from financing activities	Ps. 87,287	Ps. (9,063)	Ps. 6,089	Ps. 1,083	Ps. (92)	Ps. (1,647)	Ps. (2,786)	Ps. (67)	Ps. 80,804

		Cash flows		Non-cash impact
	Carrying Value at December 31, 2020	Repayments	Proceeds	New leases	Others	Foreign Exchange movement	Translation Effect	Carrying Value at December 31, 2021
Short-term bank loans	Ps. 1,645	Ps. (1,925)	Ps. 844	Ps. —	Ps. —	Ps. —	Ps. 81	Ps. 645
Total short-term from financing activities	Ps. 1,645	Ps. (1,925)	Ps. 844	Ps. —	Ps. —	Ps. —	Ps. 81	Ps. 645
Long-term bank loans	10,568	(9,764)	947	—	—	—	(467)	1,284
Long-term notes payable	75,265	(2,500)	9,400	—	—	1,688	—	83,853
Total long-term from financing activities	Ps.85,833	Ps.(12,264)	Ps.10,347	Ps.—	Ps.—	Ps.1,688	Ps.(467)	Ps.85,137

Lease liabilities	Ps. 1,306	Ps. (629)	Ps. —	Ps. 533	Ps. 340	Ps. (3)	Ps. (42)	Ps. 1,505

Total from financing activities	Ps. 88,784	Ps. (14,818)	Ps. 11,191	Ps. 533	Ps. 340	Ps. 1,685	Ps. (428)	Ps. 87,287

Note 19. Other Income and Expenses

	2022	2021	2020
Other income:
Gain on sale of long-lived assets	Ps. 324	Ps. 259	Ps. 274
Cancellation of contingencies	641	745	344
Foreign exchange gain related to operating activities	105	—	—
Joint venture sale	—	—	212
Other	403	498	664
	Ps. 1,473	Ps. 1,502	Ps. 1,494
Other expenses:
Provisions for contingencies	Ps. 1,146	Ps. 938	Ps. 842
Loss on the retirement of long-lived assets	177	199	291
Loss on sale of long-lived assets	74	201	178
Loss on the retirement of intangible assets	—	3	375
Impairment (See Note 9)	—	250	2,501
Severance payments	224	233	192
Donations	302	258	361
Foreign exchange losses related to operating activities	—	61	69
Other	533	166	296
	Ps. 2,456	Ps. 2,309	Ps. 5,105

Note 20. Financial Instruments
Fair Value of Financial Instruments
The Company uses a three-level fair value hierarchy to prioritize the inputs used to measure the fair value of its financial instruments. The three input levels are described as follows:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
•Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
•Level 3: unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.
The Company measures the fair value of its financial assets and liabilities using level 1 and 2 inputs. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2022 and 2021:

	2022		2021
	Level 1	Level 2	Level 1	Level 2
Derivative financial instruments asset	Ps. 351	Ps. 2,907	Ps. 764	Ps. 4,911
Derivative financial instruments liability	64	3,565	35	58
Trust assets of labor obligations	1,416		1,367	—

Impact of hedging on equity

Set out below is the reconciliation of each component of equity and the analysis of other comprehensive income:

	Foreign exchange forward contracts	Cross-currency swaps	Interest Rate swaps	Commodity price contracts	Total holders of the parent	Non-controlling interest	Total
As at December 31, 2020	Ps. (589)	Ps. (167)	Ps. 1	Ps. 230	Ps. (525)	Ps. 3	Ps. (522)
Financial instruments – purchases	70	396	—	427	893	70	963
Change in fair value of financial instruments recognized in OCI	—	2,543	—	826	3,369	310	3,679
Amount reclassified from OCI to profit or loss	785	10	(1)	(1,141)	(347)	(142)	(489)
Foreign currency revaluation of the net foreign operations	—	(1,385)	—	—	(1,385)	(105)	(1,490)
Effects of changes in foreign exchange rates	7	8	—	(9)	6	(1)	5
Tax effect	(253)	(500)	—	(34)	(787)	(45)	(832)
As at December 31, 2021	Ps. 20	Ps. 905	Ps. —	Ps. 299	Ps. 1,224	Ps. 90	Ps. 1,314
Financial instruments – purchases	(470)	79	—	(49)	(440)	(37)	(477)
Change in fair value of financial instruments recognized in OCI	(442)	(2,331)	—	282	(2,491)	(185)	(2,676)
Amount reclassified from OCI to profit or loss	526	—	—	(613)	(87)	(33)	(120)
Foreign currency revaluation of the net foreign operations	—	1,086	—	—	1,086	97	1,183
Effects of changes in foreign exchange rates	4	3	—	2	9	1	10
Tax effect	96	358	—	125	579	53	632
As at December 31, 2022	Ps. (266)	Ps. 100	Ps. —	Ps. 46	Ps. (120)	Ps. (14)	Ps. (134)
20.1 Forward agreements to purchase foreign currency
The Company enters into forward agreements to reduce its exposure to the risk of exchange rate fluctuations of the Mexican peso and other currencies. It also considers the forward agreements to hedge its net investment in foreign operations and applies hedge accounting to foreign currency differences arising between the functional currency of its investments abroad and the functional currency of the holding company (Mexican peso), regardless of whether the net investment is held directly or through a sub-holding.
These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value which is determined based on prevailing market exchange rates to terminate the contracts at the end of the period. Changes in the fair value of these forwards are recorded as part of “cumulative other comprehensive income”. Net gain or loss on expired contracts is recognized as part of foreign exchange or cost of goods sold, depending on the nature of the hedge in the consolidated income statements.
Net changes in the fair value of forward agreements that do not meet the criteria for hedge accounting are recorded in the consolidated income statements under the caption “market value gain (loss) on financial instruments”.
At December 31, 2022, the Company had the following outstanding forward agreements to purchase foreign currency:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2023	Ps. 10,778	Ps. (397)	Ps. 61
At December 31, 2021, the Company had the following outstanding forward agreements to purchase foreign currency:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2022	Ps. 6,131	Ps. (49)	Ps. 78
.

20.2 Cross-currency swaps
The Company has cross-currency swaps contracts to reduce the risk of interest rate and exchange rate fluctuation in the contracted debt denominated in USD. Cross-currency swaps are designated as hedge instruments when the Company changes the debt profile to the functional currency to reduce the exchange rate fluctuation risk.
The fair value is estimated using market prices that would apply to terminate the contracts at the end of the period. For accounting purposes, the cross-currency swaps are recorded as either, cash flow hedges or fair value hedges. The exchange rate fluctuations of the notional amount of those cross-currency swaps and the accrued interest are recorded in the consolidated income statements. The fair value changes excluding exchange rate fluctuation and accrued interest, when designated as cash flow hedges, are recorded in the consolidated statement of financial position in “cumulative other comprehensive income”. If the swaps are designated as fair value hedges the changes in this remaining portion are recorded in the income statements as “market value gain (loss) on financial instruments”.
At December 31, 2022, the Company had the following outstanding cross-currency swap agreements:

		Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2023	Ps. 11,381	Ps. —	Ps. 2,278
2026	5,971	(918)	364
2027	8,713	(418)	95
2030	3,679	(104)	110
At December 31, 2021, the Company had the following outstanding cross-currency swap agreements:

		Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2022	Ps. 407	Ps. —	Ps. 45
2023	11,733	—	3,628
2026	6,348	(1)	220
2027	7,204	—	366
2030	3,911	(8)	404

20.3 Interest Rate swaps
The Company has entered into various interest rate swaps associated with its debt denominated in USD. These interest rate swaps are designated as fair value hedges and the fair value changes are recorded in the income statement as “market value gain (loss) on financial instruments”. During 2022, we are applying IFRS 9 to the hedged portion of the Senior Notes of US$ 705, which are linked to an interest rate swap; thus the hedging gain or loss will adjust the carrying amount of the hedged item and will be recognized in P&L under “Market value (gain) loss in financial instruments”. As of December 31, 2022, the Company is recording a gain of Ps. 1,647 in the income statement under “Market value (gain) loss in financial instruments”, which offsets the loss on interest rate derivatives used to hedge debt denominated in USD, that resulted from increases in interest rates.
At December 31, 2022, the Company had the following outstanding interest rate swap agreements:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2032	Ps. 9,681	Ps. (1,728)	Ps. —

At December 31, 2021, the Company had the following outstanding interest rate swap agreements:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2032	Ps. 6,175	Ps. —	Ps. 170

20.4 Commodity price contracts
The Company has entered into various commodity price contracts to reduce its exposure to the risk of fluctuation in the costs of certain raw materials. The fair value is estimated based on the prevailing market conditions to terminate the contracts at the end of the period. These instruments are designated as cash flow hedges and the changes in their fair value are recorded as part of “cumulative other comprehensive income”.
The fair value of expired or sold commodity contracts is recorded in cost of goods sold with the hedged raw materials.
As of December 31, 2022, the Company had the following aluminum price contracts:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2023	Ps. 662	Ps. (18)	Ps. 1
As of December 31, 2022, the Company had no outstanding paraxylene and monoethylene glycol or PX + MEG (resin) price contracts.

As of December 31, 2022, the Company had the following sugar price contracts:

		Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2023	Ps. 1,688	Ps. (46)	Ps. 328
2024	468	—	21
As of December 31, 2021, the Company had the following aluminum price contracts:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2022	Ps. 102	Ps. —	Ps. 62
As of December 31, 2021, the Company had the following PX + MEG (resin) price contracts:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2022	Ps. 470	Ps. (28)	Ps. 5
As of December 31, 2021, the Company had the following sugar price contracts:

		Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2022	Ps. 2,020	Ps. (7)	Ps. 502
2023	769	—	195

20.5 Sale of Estrella Azul
On September 30, 2020, Coca-Cola FEMSA announced that its joint venture with The Coca-Cola Company (Compañía Panameña de Bebidas, S.A.P.I. de C.V.) successfully sold 100% of its stock interest in Estrella Azul, a dairy products company in Panama. As part of the transaction, the company agreed with the buyer that we could receive payments in the future if the business of Estrella Azul achieves certain volume and EBITDA targets during the 2022-2027 period. The Company estimated the amount of the payments to be received based on the forecasts of the business (level 3 inputs) and calculated their fair value using an income approach. As of December 31, 2022 and 2021, the financial assets recognized in the consolidated statement of financial position has a total value of Ps. 5 and Ps. 5, respectively.

20.6 Net effects of expired contracts that met hedging criteria

Derivative	Impact in consolidated income statement - Gain (Loss)	2022	2021	2020
Cross currency swaps	Interest expense	Ps. (1)	Ps. —	Ps. (109)
Cross currency swaps	Foreign exchange	(5)	—	1,212
Interest rate swaps	Interest expense	—	—	(163)
Option to purchase foreign currency	Cost of good sold	—	—	8
Forward agreements to purchase foreign currency	Cost of good sold	(681)	(788)	839
Commodity Price contracts	Cost of good sold	614	1,245	(131)
20.7 Net effect of changes in fair value of derivative financial instruments that are designated as a Fair Value Hedge

Derivative	Impact in consolidated income statement	2022	2021	2020
Cross currency swaps and interest rate swaps	Market value (loss) on financial instruments	Ps. (2,270)	Ps. 80	Ps. (212)
20.8 Net effect of expired contracts that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in consolidated income statement	2022	2021	2020
Cross currency swaps and interest rate swaps	Market value (loss) on financial instruments	Ps. —	Ps. —	Ps. (212)
20.9 Financial Risk management
The Company has exposure to the following financial risks:
•Market risk;
•Interest rate risk;
•Liquidity risk; and
•Credit risk
20.9.1 Market risk
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
The Company tracks the fair value (mark to market) of its derivative financial instruments and its possible changes using scenario analyses. The following disclosures provide a sensitivity analysis of the market risks, which the Company is exposed to as it relates to foreign exchange rates, interest rates and commodity prices, which it considers in its existing hedging strategy:

Forward agreement to purchase U.S. Dollar (MXN/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2022	(10)%	Ps. (512)
2021	(11)%	(298)	—
2020	(19)%	(884)	—
Forward agreement to purchase U.S. Dollar (BRL/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2022	(18)%	Ps. (550)
2021	(16)%	(284)	—
2020	(21)%	(357)	—
Forward agreement to purchase U.S. Dollar (COP/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2022	(17)%	Ps. (112)
2021	(11)%	(81)	—
2020	(16)%	(142)	—
Forward agreement to purchase U.S. Dollar (ARS/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2022	(3)%	Ps. (10)
2021	(1)%	(3)	—
2020	(2)%	(2)	—
Forward agreement to purchase U.S. Dollar (UYU/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2022	(7)%	Ps. (25)
2021	(4)%	(7)	—
2020	(9)%	(21)	—
Forward agreement to purchase U.S. Dollar (CRC/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2022	(7)%	Ps. (24)	—
2021	(3)%	(10)	—
Cross currency swaps (USD to MXN)	Change in USD rate	Effect on equity	Profit and loss effect
2022	(10)%	Ps. (1,220)
2021	(11)%	(1,645)	—
2020	(19)%	(5,507)	—
Cross currency swaps (USD to BRL)	Change in USD rate	Effect on equity	Profit and loss effect
2022	(18)%	Ps. (2,893)
2021	(16)%	(2,300)	—
2020	(21)%	(2,161)	—
Sugar price contracts	Change on sugar Price	Effect on equity	Profit and loss effect
2022	(22)%	(333)
2021	(28)%	(714)	—
2020	(32)%	(515)	—
Aluminum price contracts	Change on Aluminum price	Effect on equity	Profit and loss effect
2022	(35)%	Ps. (4,520)
2021	(24)%	(39)	—
2020	(16)%	(289)	—
Options to purchase foreign currency (MXN to USD)	Change on USD rate	Effect on equity	Profit and loss effect
2022	—%	Ps. —
2021	—	—	—
2020	(10)%	(6)	—

20.9.2 Interest rate risk
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
The following disclosures provide a sensitivity analysis of the interest rate risks considered reasonably possible for the following fiscal year, according with its existing floating rate borrowings and derivative financial floating rate instruments at the end of the reporting period:

Interest Rate Risk	Change in rate	Effect on profit or (loss)
2022	+100 bps	Ps. (203)
2021	+100 bps	(160)
2020	+100 bps	(102)
20.9.3 Liquidity risk
The Company’s principal source of liquidity has generally been cash generated from its operations. A significant majority of the Company’s sales are on a cash basis. The Company has traditionally been able to rely on cash generated from operations to fund its capital requirements and its capital expenditures. The Company’s working capital benefits from the fact that most of its sales are made on a cash basis, while it generally pays its suppliers on credit. In recent periods, the Company has mainly used cash generated from operations to fund acquisitions. The Company has also used a combination of borrowings from Mexican and international banks and public debt issuances in the Mexican and international capital markets to fund acquisitions.
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
The Company has access to credit from local and international banking institutions in order to face treasury needs. The Company has the highest rating for Mexican companies (AAA) given by independent rating agencies, allowing the Company to access capital markets in case it needs resources.
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
See Note 18 for a disclosure of the Company’s maturity dates associated with its non-current financial liabilities as of December 31, 2022.
The following table reflects all contractually fixed and variable payoffs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected net cash outflows and inflows from derivative financial liabilities (assets) that are in place as of December 31, 2022.
Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities without fixed amounts or timing are based on economic conditions (like interest rates and foreign exchange rates) existing at December 31, 2022.

(In millions of Ps)	2023	2024	2025	2026	2027	2028 and thereafter
Notes and bonds	Ps. 7,501	Ps. —	Ps. 1,727	Ps. 2,923	Ps. 8,492	Ps. 56,873
Loans from banks	1,023	57	70	3	—	—
Derivatives financial liabilities (assets)	(2,208)	(21)		553	324	1,721
The Company generally makes payments associated with its financial liabilities with cash generated from its operations.
20.9.4 Credit risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties, where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company only transacts with entities that are rated the equivalent of investment grade and above. This information is supplied by independent rating agencies where available and, if not available, the Company uses other publicly available financial information and its own trading records to rate its major customers. The Company’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions is spread amongst approved counterparties.
The Company has a high receivable turnover, hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in cash. The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2022 and 2021 is the carrying amounts (see Note 6).
The credit risk for liquid funds and derivative financial instruments is limited because the counterparties are highly rated banks as designated by international credit rating agencies.
The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining a Credit Support Annex (CSA) that establishes margin requirements. As of December 31, 2022 the Company concluded that the maximum exposure to credit risk related with derivative financial instruments is not significant given the high credit rating of its counterparties.
20.10 Cash Flow hedges
The Company determines the existence of an economic relationship between the hedging instruments and the hedged items based on the currency, amount and timing of their respective cash flows. The Company evaluates whether the derivative designated in each hedging relationship is expected to be effective and that it has been effective to offset changes in the cash flows of the hedged item using the hypothetical derivative method.

In these hedging relationships, the main sources of ineffectiveness are:
•The effect of the credit risk of the counterparty and the Company on the fair value of foreign currency forward contracts, which is not reflected in the change in the fair value of the hedged cash flows; and
•Changes in the expected exposure amount.

As of December 31, 2022, the Company’s financial instruments used to hedge its exposure to foreign exchange rates, interest rates and commodity risks were as follows:

	Maturity
	1-6 months	6-12 months	More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Notional amount (in millions of pesos)	3,405	2,474	—
Average exchange rate MXN/USD	20.71	20.86	—
Notional amount (in millions of pesos)	1,857	746	—
Average exchange rate BRL/USD	5.34	5.55	—
Notional amount (in millions of pesos)	407	207	—
Average exchange rate COP/USD	4,502	4,977	—
Notional amount (in millions of pesos)	437	—	—
Average exchange rate ARS/USD	231.40	—	—
Notional amount (in millions of pesos)	299	139	—
Average exchange rate UYU/USD	42.51	42.74	—
Notional amount (in millions of pesos)	332	182	—
Average exchange rate CRC/USD	686.50	664.50	—
Notional amount (in millions of pesos)	293	—	—
Average exchange rate ARS/MXN	10.57	—	—
Foreign exchange currency swap contracts
Notional amount (in millions of pesos)	—	1,743	10,455
Average exchange rate MXN/USD	—	19.08	19.84
Notional amount (in millions of pesos)	—	9,294	6,777
Average exchange rate BRL/USD	—	4.00	5.28
Notional amount (in millions of pesos)	345	—	1,131
Average exchange rate COP/USD	3,926	—	3,550
Interest rate risk
Interest rate swaps
Notional amount (in millions of pesos)	—	—	9,681
Average interest rate	—	—	0.16%
Commodities risk
Aluminum (in millions of pesos)	294	368	—
Average price (USD/Ton)	2,483.00	2,480.00	—
Sugar (in millions of pesos)	1,058	631	468
Average price (USD cent/Lb)	17.62	17.08	17.14

As of December 31, 2021, the Company’s financial instruments used to hedge its exposure to foreign exchange rates, interest rates and commodity risks were as follows:

	Maturity
	1-6 months	6-12 months	More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Notional amount (in millions of pesos)	1,985	1,057	—
Average exchange rate MXN/USD	20.88	21.40	—
Notional amount (in millions of pesos)	984	593	—
Average exchange rate BRL/USD	5.61	5.97	—
Notional amount (in millions of pesos)	497	191	—
Average exchange rate COP/USD	3,858	3,952	—
Notional amount (in millions of pesos)	280	—	—
Average exchange rate ARS/USD	122.56	—	—
Notional amount (in millions of pesos)	165	48	—
Average exchange rate UYU/USD	45.51	46.30	—
Notional amount (in millions of pesos)	211	120	—
Average exchange rate CRC/USD	646.33	650.71	—
Foreign exchange currency swap contracts
Notional amount (in millions of pesos)	—	—	12,968
Average exchange rate MXN/USD	—	—	19.81
Notional amount (in millions of pesos)	—	—	15,026
Average exchange rate BRL/USD	—	—	4.47
Notional amount (in millions of pesos)	407	—	1,202
Average exchange rate COP/USD	3,543	—	3,550
Interest rate risk
Interest rate swaps
Notional amount (in millions of pesos)	—	—	6,175
Average interest rate			0.09%
Commodities risk
Aluminum (in millions of pesos)	67	35	—
Average price (USD/Ton)	1,722.00	1,777.00	—
Sugar (in millions of pesos)	1,366	653	769
Average price (USD cent/Lb)	15.22	14.76	14.74
PX+MEG (in millions of pesos)	337	134	—
Average price (USD /Ton)	934.00	866.00	—
Note 21. Non-Controlling Interest in Consolidated Subsidiaries
An analysis of Coca-Cola FEMSA’s non-controlling interest in its consolidated subsidiaries as of December 31, 2022, 2021 and 2020 is as follows:

	2022	2021	2020
Mexico	Ps. 5,337	Ps. 5,200	Ps. 4,823
Colombia	16	19	22
Brazil	1,138	803	738
	Ps. 6,491	Ps. 6,022	Ps. 5,583

Non-controlling interests in Mexico primarily represent the individual results of a Mexican holding company Kristine Overseas, S.A.P.I. de C.V. This entity also has non-controlling stakes in certain Brazilian subsidiaries.
The changes in Coca-Cola FEMSA’s non-controlling interest were as follows:

	2022	2021	2020
Balance at beginning of the period	Ps. 6,022	Ps. 5,583	Ps. 6,751
Net income of non-controlling interest	592	623	61
Exchange differences on translation of foreign operations	37	(210)	(1,261)
Valuation of the effective portion of derivative financial instruments, net of taxes	(104)	87	100
Dividends paid	(56)	(61)	(68)
Balance at end of the period	Ps. 6,491	Ps. 6,022	Ps. 5,583
Note 22. Equity
22.1 Equity accounts
As of December 31, 2022, the common stock of Coca-Cola FEMSA is represented by 16,806,658,096 common shares, with no par value. Fixed capital stock is Ps. 934 (nominal value) and variable capital is unlimited.
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

The capital stock of the Company is as follows:

Series of shares	Shareholders	Outstanding shares	% of the capital stock	% of ordinary shares with full voting rights
A	Wholly-owned subsidiary of Fomento Económico Mexicano, S.A.B. de C.V.	7,936,628,152	47.22%	55.97%
D	Wholly-owned subsidiaries of The Coca-Cola Company	4,668,365,424	27.78%	32.92%
B	Public float	1,575,624,195	9.38%	11.11%
L	Public float	2,626,040,325	15.63%	0%
Total		16,806,658,096	100.00%	100.00%

As of December 31, 2022, 2021 and 2020, the number of each share series representing Coca-Cola FEMSA’s common stock is comprised as follows:

	Outstanding Shares

Series of shares	2022	2021	2020
A	7,936,628,152	7,936,628,152	7,936,628,152
D	4,668,365,424	4,668,365,424	4,668,365,424
B	1,575,624,195	1,575,624,195	1,575,624,195
L	2,626,040,325	2,626,040,325	2,626,040,325
	16,806,658,096	16,806,658,096	16,806,658,096

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve amounts to 20% of common stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company. As of December 31, 2022, 2021 and 2020, this reserve was Ps. 412, Ps. 412 and Ps.412, respectively, and included in retained earnings.
Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except for restated shareholder contributions and distributions made from net taxable income, denominated “Cuenta de Utilidad Fiscal Neta” (“CUFIN”).
Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. This tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. The Company’s consolidated balances of CUFIN at December 31, 2022, that are not subject to withholding tax, amounted to Ps. 8,364 .
For the years ended December 31, 2022, 2021 and 2020 the dividends declared and paid per share by the Company are as follows:

Series of shares (1)	2022	2021	2020
A	5,387	5,000	4,822
D	3,169	2,941	2,836
L	1,782	1,654	1,595
B	1,069	993	957
	11,407	10,588	10,210

(1)At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 28, 2022, the shareholders declared a dividend of Ps. 11,407 that was paid on May 3, 2022 and November 3, 2022. This represents a dividend of Ps.0.67875 per share.

Under Mexican income tax law, dividends, either in cash or in kind, paid to individuals that are Mexican residents, and to individuals and companies that are non-Mexican residents, on our shares, including the Series L shares and the Series B shares underlying our units, including units represented by ADSs, are subject to a 10.0% Mexican withholding tax, or a lower rate if covered by a tax treaty. Profits that were earned and subject to income tax before January 1, 2014 are exempt from this withholding tax. For 2022 and onwards most of the dividends will correspond to income tax earned after January 1, 2014 therefore will be subject to withholding tax. There were no withholding taxes associated with the payment of dividends in 2021 and 2020 by the Company to its shareholders.

22.2 Capital management
The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balances in order to obtain the lowest cost of capital available. The Company manages its capital structure and adjusts it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during 2022 and 2021.
The Company is not subject to any externally imposed capital requirements, other than the legal reserve (see Note 22.1).
The Company's Finance and Planning Committee reviews the capital structure of the Company on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. In conjunction with this objective, the Company seeks to maintain the highest credit rating both nationally and internationally, currently rated AAA and A/A3/A- respectively, which requires us to comply, among others, with the financial metrics that each rating agency considers. As a result, prior to entering into new business ventures, acquisitions or divestitures, management evaluates the impact that these transactions can have on its credit rating.
Note 23. Earnings per Share
Basic earnings per share amounts are calculated by dividing consolidated net income for the year attributable to controlling interest by the weighted average number of shares outstanding during the period adjusted for the weighted average of own shares purchased in the period.
Diluted earnings per share amounts are calculated by dividing consolidated net income for the year attributable to equity holders of the parent by the weighted average number of shares outstanding during the period plus the weighted average number of shares for the effects of dilutive potential shares.

Earnings amounts per share type are as follows:

	2022
	Per series	Per series	Per series	Per series
	"A" shares	"D" shares	"B" shares	"L" shares
Consolidated net Income	Ps. 9,268	Ps. 5,451	Ps. 1,840	Ps. 3,067
Consolidated net income attributable to equity holders of the parent	8,989	5,287	1,784	2,974
Weighted average number of shares for basic earnings per share (millions of shares)	7,937	4,668	1,576	2,626
	2021
	Per series	Per series	Per series	Per series
	"A" shares	"D" shares	"B" shares	"L" shares
Consolidated net Income	Ps. 7,712	Ps. 4,536	Ps. 1,531	Ps. 2,552
Consolidated net income attributable to equity holders of the parent	7,418	4,363	1,473	2,454
Weighted average number of shares for basic earnings per share (millions of shares)	7,937	4,668	1,576	2,626
	2020
	Per series	Per series	Per series	Per series
	"A" shares	"D" shares	"B" shares	"L" shares
Consolidated net Income	Ps. 4,896	Ps. 2,880	Ps. 972	Ps. 1,620
Consolidated net income attributable to equity holders of the parent	4,868	2,863	966	1,610
Weighted average number of shares for basic earnings per share (millions of shares)	7,937	4,668	1,576	2,626

Note 24. Income Taxes
24.1 Income Tax
The major components of income tax expense for the years ended December 31, 2022, 2021 and 2020 are:

	2022	2021	2020
Current tax expense:
Current year	Ps. 5,658	Ps. 4,259	Ps. 7,367
Deferred tax expense:
Origination and reversal of temporary differences	860	2,795	(3,391)
(Benefit) utilization of tax losses recognized	29	(445)	1,452
Total deferred tax income expense (benefit)	889	2,350	(1,939)
Total income tax expense in consolidated net income	Ps. 6,547	Ps. 6,609	Ps. 5,428

2022	Mexico	Foreign	Total
Current tax expense:
Current year	Ps. 3,522	Ps. 2,136	Ps. 5,658
Deferred tax expense:
Origination and reversal of temporary differences	197	663	860
Utilization (benefit) of tax losses recognized	(4)	33	29
Total deferred tax	193	696	889
Total income tax expense in consolidated net income	Ps. 3,715	Ps. 2,832	Ps. 6,547

2021	Mexico	Foreign	Total
Current tax expense:
Current year	Ps. 3,356	Ps. 903	Ps. 4,259
Deferred tax expense:
Origination and reversal of temporary differences	1,659	1,136	2,795
Utilization (benefit) of tax losses recognized	356	(801)	(445)
Total deferred tax	2,015	335	2,350
Total income tax expense in consolidated net income	Ps. 5,371	Ps. 1,238	Ps. 6,609

2020	Mexico	Foreign	Total
Current tax expense:
Current year	Ps. 6,311	Ps. 1,056	Ps. 7,367
Deferred tax expense:
Origination and reversal of temporary differences	(2,676)	(715)	(3,391)
Utilization (benefit) of tax losses recognized	1,962	(510)	1,452
Total deferred tax	(714)	(1,225)	(1,939)
Total income tax expense in consolidated net income	Ps. 5,597	Ps. (169)	Ps. 5,428

Recognized in Consolidated Statement of Other Comprehensive Income (OCI)

Income tax related to items charged or recognized directly in OCI during the year:	2022	2021	2020
Unrealized loss (gain) on cash flow hedges	Ps. (590)	Ps. 787	Ps. 216
Remeasurements of the net defined benefit liability	173	(27)	(130)
Total income tax recognized in OCI	Ps. (417)	Ps. 760	Ps. 86

Balance of income tax included in Accumulated Other Comprehensive Income (AOCI) as of:

Income tax related to items charged or recognized directly in OCI as of year-end:	2022	2021	2020
Unrealized loss (gain) on derivative financial instruments	Ps. (13)	Ps. 573	Ps. (212)
Comprehensive income to be reclassified to profit or loss in subsequent periods	(13)	573	(212)
Re-measurements of the net defined benefit liability	(205)	(408)	(378)
Balance of income tax in AOCI	Ps. (218)	Ps. 165	Ps. (590)
A reconciliation between effective income tax rate and Mexican domestic statutory tax rate for the years ended December 31, 2022, 2021 and 2020 follows:

	2022	2021	2020
Mexican statutory income tax rate	30%	30%	30%
Income tax from prior years	0.19%	(0.64)%	(0.38)%
Income (loss) on monetary position for subsidiaries in hyperinflationary economies	1.18%	(0.21)%	(0.62)%
Annual inflation tax adjustment	5.63%	6.48%	0.73%
Non-deductible expenses	2.17%	1.82%	2.49%
Income taxed at a rate other than the Mexican statutory rate	1.68%	1.14%	0.08%
Effect of restatement of tax values	(4.69)%	(2.54)%	(1.81)%
Effect of change in statutory rate	(0.39)%	(0.09)%	(0.23)%
Income tax credits (1)	—%	(2.69)%	(10.34)%
Tax loss (2)	(8.50)%	(3.57)%	13.80%
Other	(1.89)%	(0.78)%	0.04%
	25.38%	28.92%	33.76%

(1) Favorable position of Brazilian Courts related to a no taxation on financial effects of recovered tax credits from previously won judicial disputes, which allowed a recognition of a deferred tax credit in Brazil in 2022 and 2021.
(2) During 2022, the Company recognized an amount of Ps.(2,194) as favorable effects on the deferred tax assets of our territories taking into account our expectation that those deferred tax assets will be recovered in the future

Deferred income tax
An analysis of the temporary differences giving rise to deferred income tax liabilities (assets) is as follows:

	Consolidated Statement of Financial Position as of		Consolidated Income Statement
	2022	2021	2022	2021	2020
Expected credit losses	Ps. (95)	Ps. (96)	Ps. (15)	Ps. (34)	Ps. (10)
Inventories	36	17	18	(1)	72
Prepaid expenses	24	55	(32)	29	(17)
Property, plant and equipment, net	(1,305)	(1,171)	(118)	(223)	(90)
Rights of use assets	327	112	236	(68)	(22)
Other assets	(257)	(340)	86	(28)	(389)
Finite useful lived intangible assets	1	(54)	48	69	(275)
Indefinite lived intangible assets	1,311	1,412	123	165	140
Post-employment and other non-current employee benefits	(444)	(447)	15	(59)	4
Derivative financial instruments	2	2	(3)	(72)	80
Contingencies	(895)	(889)	(23)	171	182
Employee profit sharing payable	(359)	(444)	(85)	(236)	(7)
Tax loss carryforwards	(7,205)	(7,244)	29	(445)	2,342
Tax credits to recover (1)	(1,067)	(1,394)	327	1,200	(1,629)
Cumulative other comprehensive income	(218)	165	(417)	760	86
Liabilities of amortization of goodwill of business acquisition	6,117	5,897	—	87	—
Financial leasing	(341)	(155)	(273)	53	(23)
Other	(768)	(1,058)	973	982	(2,383)
Deferred tax (income)			Ps. 889	Ps. 2,350	Ps. (1,939)

Deferred tax, asset	Ps. (7,975)	Ps. (8,342)
Deferred tax, liability	2,839	2,710
Deferred income taxes, net	Ps. (5,136)	Ps. (5,632)
(1)Corresponds to income tax credits from dividends received from foreign operations to be recovered within the next ten years accordingly to the Mexican Income Tax law.

The changes in the balance of the net deferred income tax assets are as follows:

	2022	2021	2020
Balance at beginning of the period	Ps. (5,632)	Ps. (8,669)	Ps. (6,661)
Deferred tax provision for the period	889	2,350	(1,939)
Change in the statutory rate	(82)	81	(42)
Acquisition of subsidiaries		—	—
Effects in equity:
Unrealized loss (gain) on derivative financial instruments	(591)	787	216
Cumulative translation adjustment	61	(163)	(392)
Remeasurements of the net defined benefit liability	173	(27)	(130)
Inflation adjustment	46	9	279
Balance at end of the period	Ps. (5,136)	Ps. (5,632)	Ps. (8,669)
The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes levied by the same tax authority.

The Company has determined that undistributed profits of its subsidiaries, will not be distributed in the foreseeable future. The temporary differences associated with those undistributed profits for which deferred tax liabilities have not been recognized, aggregate to December 31, 2022: Ps.4,149, December 31, 2021: Ps. 8,762 and, December 31, 2020: Ps. 5,212.

Tax Loss Carryforwards

Some subsidiaries in Mexico, Colombia, Argentina and Brazil have tax loss carryforwards. Unused tax loss carryforwards, for which a deferred income tax asset has been recognized, may be recovered provided certain requirements are fulfilled. The Tax Loss carryforwards for which deferred tax asset has been recorded and their corresponding years of expiration are as follows:

Tax Loss Carryforwards amounts in millions
2024	46
2025	13
2026	—
2027	—
2028	502
2029	3,631
2030	3,020
2031	148
2032 and thereafter	10
No expiration (Brazil and Colombia)	14,630
Ps. 22,000

During 2013, the Company completed certain acquisitions in Brazil. In connection with these acquisitions the Company recorded certain goodwill balances that are deductible for Brazilian income tax reporting purposes. The deduction of such goodwill amortization has resulted in the creation of Net Operating Losses (NOLs) in Brazil for which deferred tax assets have recorded, which have no expiration, but their usage is limited to 30% of Brazilian taxable income in any given year. As of December 31, 2022 and 2021 the Company believes that it is more likely than not that it will ultimately recover such NOLs through the reversal of temporary differences and future taxable income. Accordingly, the related deferred tax assets have been fully recognized.
The changes in the balance of tax loss carryforwards are as follows:

	2022	2021	2020
Balance at beginning of the period	Ps. 22,129	Ps. 21,522	Ps. 28,871
Increase	10,610	5,768	4,985
Usage of tax losses	(10,706)	(4,558)	(1,986)
Unused tax losses - 2028 to 2030	—	—	(7,830)
Effect of foreign currency exchange rates	(33)	(603)	(2,518)
Balance at end of the period	Ps. 22,000	Ps. 22,129	Ps. 21,522
.
24.2 Recoverable taxes
Recoverable taxes result mainly from higher provisional payments of income tax during 2022 in México in comparison to current year income tax, and other indirect tax, which will be compensated or recovered in future years.
The operations in Guatemala, Colombia, Nicaragua and Panama are subject to a minimum tax. In Guatemala and Colombia this tax is recoverable under certain circumstances only. Guatemala tax basis is determined considering the highest between total assets and net income; in Colombia tax basis is equity.
24.2.1 Exclusion of the State VAT (ICMS) on the federal sale taxes (PIS / COFINS) calculate basis
On March 15, 2017 the Brazilian Federal Supreme Court (STF) ruled that the inclusion of the VAT (ICMS) on federal sales taxes (PIS and COFINS) taxable basis was unconstitutional. During 2019, our companies in Brazil obtained conclusive favorable motions over this exclusion of VAT (ICMS) over PIS / COFINS calculation. The net favorable effects of each case are to be recorded at the time all formalities and legal procedures are finalized and recovery of the taxes paid becomes virtually certain. During 2022, 2021 and 2020, the administrative formalities for three of the motions and the recoverable taxes were concluded and were recorded in other operating revenues in the income statement.

As of December 31, 2022 and 2021 the amount of recoverable taxes in Brazil including PIS and COFINS is Ps. 1,060 and Ps. 1,243 respectively.
24.3 Tax Reform
Brazil
In early 2017, the Brazilian Federal Supreme Court ruled that the value-added tax would not be used as the basis for calculating the federal sales tax, resulting in a reduction of the federal sales tax. Our Brazilian subsidiaries commenced legal proceedings to ascertain their ability to calculate federal sales tax without using the value-added tax as a basis, in accordance with the Brazilian Federal Supreme Court’s first ruling, and obtained a final favorable resolution in 2019. However, the Brazilian tax authorities appealed the Brazilian Federal Supreme Court’s decision and such appeal was denied in May 2021. In 2022, the federal production and sales taxes together resulted in an average of 15.5% tax over net sales.

In recent years, the excise tax rate on concentrate in Brazil has undergone recurrent temporary fluctuations. The excise tax rate was reduced to 4.0% from January 1, 2020 to May 31, 2020, was increased to 8.0% from June 1, 2020 to November 30, 2020, was reduced again to 4.0% from December 1, 2020 to January 31, 2021, was increased to 8.0% from February 1, 2021 to February 24, 2022, was reduced to 6% from February 25, 2022 to April 30, 2022 and returned to 8% on May 1, 2022. The tax credit that we may recognize in our Brazilian operations in connection with purchases of concentrate in the Manaus Free Trade Zone has been affected accordingly.

On December 29, 2022, the Brazilian government published a draft of the new transfer pricing rules which, if enacted, would become mandatory beginning January 1, 2024. The new transfer pricing rules aim to align the Brazilian transfer pricing system with the transfer pricing guidelines recommended by the Organization for Economic Cooperation and Development (OECD).

Argentina
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

Mexico
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

In August 2021, a new tax reform became effective in Colombia. This reform increased the income tax rate from 30.0% to 35.0% for 2022 onwards and limited to 50.0% the ability to deduct the municipality sales taxes against income taxes or as a discount to income taxes.

In December 2022, a new tax reform was approved in Colombia, to become effective in 2023. The main changes are the following:

Introduction of an excise tax for beverages with added sugar based on the following schedule:
•From November 1, 2023 to December 30, 2023 a tax of $18 Colombian pesos per liter will apply to beverages that contain 6 grams and 10 grams of added sugar per 100 ml and a tax of $35 Colombian pesos for those with more than 10 grams of added sugar per 100 ml;
•From January 1, 2024 to December 30, 2024, $28 Colombian pesos per liter for beverages that contain between 6 grams and 10 grams of sugar per 100 ml and a tax of $55 Colombian pesos for those with more than 10 grams of added sugar per 100 ml; and
•From January 1, 2025 to December 30, 2025, a tax of $38 Colombian pesos per liter for beverages that contain between 5 grams and 9 grams of sugar added per 100ml and a tax of $65 Colombian pesos for those with more than 9 grams of added sugar per 100 ml.

Introduction of a new tax on single-use plastics, with a rate of 0,00005 of Tax Value Unit (UVT) per gram of plastic. One UVT is equivalent to $42,412 Colombian pesos. Products from the family basket are excluded from this new tax, which can also be avoided with a circular economy certification to be issued in case recycled resin is incorporated into the packaging.

Increase of the income tax rate as of January 1, 2024, from 20.0% to 35.0% over taxable income obtained within Colombia by free trade zones. This change can be effective on January 1, 2025 if a free trade zone company can demonstrate a 60% income increase in 2022 in comparison with the 2019 fiscal year.

Elimination of the possibility of taking as a tax discount the municipality sales taxes against income taxes.

Increase of the occasional income tax rate from 10% to 15% applicable on sales of fixed assets; and introduction of a stamp tax rate between 0% and 3%, over the sales price of real estate and other assets.

Costa Rica
In Costa Rica, until December 31, 2022, the producers or importers were responsible for collecting VAT on beverages for the supply chain. Considering a presumptive margin of 22% from retailers, this resulted in an effective VAT rate for carbonated beverages of

15.86%. A new tax reform effective as of January 1, 2023 reintroduced the standard debt and credit system for producers, wholesalers and retailers with a rate of 13%.

Panama
As of January 1, 2020, Panama imposes an excise tax of 5.0% on non-carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 ml, whether imported or produced locally. Beverages derived from dairy products, grains or cereals, nectars, fruit juices and vegetables with natural fruit concentrates are exempt from this tax.

Nicaragua
On March 1, 2019, a tax reform became effective in Nicaragua, increasing the excise tax for all beverages (except for water) from 9.0% to 11.0%; to 13.0% on January 1, 2020; and to 15.0% starting on January 1, 2021 onwards.

Uruguay
On December 31, 2021, the Uruguayan government issued an executive decree that increased the excise tax for energy drinks from 19.0% to 22.0%. This increase was effective as of January 2022.

On December 29, 2020, the Uruguayan government issued an executive decree to modify the way the excise tax credit of beverages sold in returnable bottles is calculated, which excise tax credit is currently1.15 Uruguayan pesos per liter. Starting on January 1, 2021 and until June 30, 2021, the excise tax credit was calculated based on the ratio of purchases made by any company in Uruguay selling returnable bottles produced in Uruguay in the last three years to the total purchases of returnable bottles made by such company in and outside Uruguay in the last three years. The Uruguayan government did not issue another executive decree with the rules so since July 1st, 2021, this tax credit is not longer applicable.
Note 25. Other Liabilities, Provisions and Commitments
25.1 Other current financial liabilities

	2022	2021
Sundry creditors	Ps. 977	Ps. 657
Derivative financial instruments	459	84
Total	Ps. 1,436	Ps. 741
25.2 Provisions and other non-current liabilities

	2022	2021
Provisions	Ps. 3,887	Ps. 4,150
Taxes payable	38	53
Other (1)	2,015	2,007
Total	Ps. 5,940	Ps. 6,210
(1) Includes liabilities payable to the former shareholders.

25.3 Other non-current financial liabilities

	2022	2021
Derivative financial instruments	Ps. 3,168	Ps. 9
Security deposits	695	499
Total	Ps. 3,863	Ps. 508
25.4 Provisions recorded in the consolidated statement of financial position
The Company has various loss contingencies and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable and the amount can be reasonably estimated. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2022 and 2021:

	2022	2021
Taxes	Ps. 1,823	2,066
Labor	1,385	1,472
Legal	679	612
Total (1)	Ps. 3,887	4,150

(1) In Brazil, the Company is required to guarantee tax, legal and labor contingencies with guarantee deposits. See Note 13.

25.5 Changes in the balance of provisions recorded
25.5.1 Taxes

	2022	2021	2020
Balance at beginning of the period	Ps. 2,066	Ps. 2,540	Ps. 4,696
Penalties and other charges	109	30	—
New contingencies	306	148	186
Cancellation and adjustments	(177)	(59)	(152)
Payments	(473)	(236)	(187)
Reversal of indemnifiable items (1)	—	—	(1,177)
Other Effects	—	(263)	—
Effect of foreign currency exchange rates	(8)	(94)	(826)
Balance at end of the period	Ps. 1,823	Ps. 2,066	Ps. 2,540

(1) This amount for 2020 includes Ps. 899 of certain tax contingencies that expired and are payable to the former shareholders of Spaipa (acquired in 2013).
25.5.2 Labor

	2022	2021	2020
Balance at beginning of the period	Ps. 1,472	Ps. 1,681	Ps. 2,222
Penalties and other charges	80	303	228
New contingencies	516	363	227
Cancellation and expiration	(385)	(445)	(51)
Contingencies added in business combinations	65	—	—
Payments	(301)	(358)	(561)
Effects of foreign currency exchange rates	(62)	(72)	(384)
Balance at end of the period	Ps. 1,385	Ps. 1,472	Ps. 1,681
25.5.3 Legal

	2022	2021	2020
Balance at beginning of the period	Ps. 612	Ps. 879	Ps. 1,065
Penalties and other charges	57	68	8
New contingencies	75	26	193
Cancellation and expiration	(79)	(241)	(141)
Contingencies added in business combinations	149	—	—
Payments	(110)	(97)	(111)
Effect of foreign currency exchange rates	(25)	(23)	(135)
Balance at end of the period	Ps. 679	Ps. 612	Ps. 879
While provision for these claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.
25.6 Unsettled lawsuits
The Company has entered into several proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and its subsidiaries. These proceedings have arisen in the ordinary course of business and are common to the industry in which the Company operates. Such contingencies were classified by the Company as less than probable but more than remote, and the estimated amount including uncertain tax position as of December 31, 2022 of these lawsuits is Ps. 113,285, however, the Company believes that the ultimate resolution of such proceedings will not have a material effect on its consolidated financial position or result of operations.

The Company has tax disputes, most of which are related to its Brazilian operations, with loss expectations assessed by management and supported by the analysis of legal counsel considered as possible. The main possible tax contingencies of Brazilian operations amount to approximately Ps. 65,338. This refers to various tax disputes related primarily to: (i) Ps. 9,695 of credits for ICMS (VAT); (ii) Ps. 37,539 related to tax credits of IPI over raw materials acquired from Free Trade Zone Manaus; (iii) Claims of Ps. 5,214 related to compensation of federal taxes not approved by the Tax authorities; (iv) Ps. 9,601 relating to questions about the amortization of goodwill generated in acquisitions operations; (v) Ps. 2,714 relating to liability over the operations of a third party, former distributor, in the period from 2001 to 2003; and (vi) Ps. 575 related to the exclusion of ICMS (VAT) from the PIS/COFINS taxable basis. The Company is defending its position in these matters and final decision is pending in court.
After conducting a thorough analysis, during 2021 the Company decided to reverse its temporary decision to suspend tax credits on concentrate purchased from the Manaus Free Trade Zone in Brazil. As a result, the Company has recognized an extraordinary benefit of Ps. 1,083 million in the cost of goods sold equivalent to the accumulated credit suspended since 2019 and until the first quarter of 2021. This decision was supported by recent developments and opinions from external advisors.
In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where these subsidiaries operate. The Company does not expect any material liability to arise from these contingencies.
25.7 Collateralized contingencies
As is customary in Brazil, the Company has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 13,728, Ps. 10,721 and Ps. 7,342 as of December 31, 2022, 2021 and 2020, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies. Also as disclosed in Note 8.2 there is some restricted cash in Brazil that relates to short term deposits in order to fulfill the collateral requirements for accounts payable.
25.8 Commitments
The Company has signed commitments for the purchase of property, plant and equipment of Ps. 2,588 and Ps. 726 as December 31, 2022 and 2021, respectively.
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

The Company determined that the quantitative and qualitative aspects of the aggregated operating segments are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to:(i) similarities of customer base, products, production processes and distribution processes, (ii) similarities of governments, (iii) currency trends and (iv) historical and projected financial and operating statistics, historically and according to our estimates the financial trends of the countries aggregated into an operating segment have behaved in similar ways and are expected to continue to do so.
Segment disclosure for the Company’s consolidated operations is as follows:

2022	Mexico and Central America (1)	South America (2)	Consolidated
Total revenues	131,002	95,738	226,740
Intercompany revenue	6,487	2	6,489
Gross profit	62,035	38,265	100,300
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method	15,797	9,990	25,787
Depreciation and amortization	6,424	4,001	10,425
Non-cash items other than depreciation and amortization	957	781	1,738
Equity in earnings (loss) of associated companies and joint ventures	417	(31)	386
Total assets	172,711	105,284	277,995
Investments in associate companies and joint ventures	6,925	1,527	8,452
Total liabilities	113,554	32,565	146,119
Capital expenditures, net(3)	11,759	7,906	19,665

2021	Mexico and Central America (1)	South America (2)	Consolidated
Total revenues	115,794	79,010	194,804
Intercompany revenue	5,415	13	5,428
Gross profit	57,366	31,232	88,598
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method	15,792	7,060	22,852
Depreciation and amortization	5,988	3,846	9,834
Non-cash items other than depreciation and amortization	1,052	561	1,613
Equity in earnings (loss) of associated companies and joint ventures	141	(53)	88
Total assets	170,543	101,024	271,567
Investments in associate companies and joint ventures	5,991	1,503	7,494
Total liabilities	115,738	28,257	143,995
Capital expenditures, net(3)	9,800	4,064	13,865

2020	Mexico and Central America (1)	South America (2)	Consolidated
Total revenues	106,783	76,832	183,615
Intercompany revenue	4,998	18	5,016
Gross profit	52,906	29,905	82,811
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method	14,751	1,326	16,077
Depreciation and amortization	6,471	4,137	10,608
Non-cash items other than depreciation and amortization	979	515	1,494
Equity in earnings (loss) of associated companies and joint ventures	(95)	(186)	(281)
Total assets	165,887	97,179	263,066
Investments in associate companies and joint ventures	5,804	1,819	7,623
Total liabilities	113,727	26,882	140,609
Capital expenditures, net(3)	6,764	3,590	10,354

(1) Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 106,911, Ps. 94,762 and Ps. 87,833 during the years ended December 31, 2022, 2021 and 2020, respectively. Domestic (Mexico only) total assets were Ps. 152,236, Ps. 149,421 and Ps. 148,068 as of December 31, 2022, 2021 and 2020, respectively. Domestic (Mexico only) total liabilities were Ps. 108,073, Ps. 109,945 and Ps. 109,086 as of December 31, 2022, 2021 and 2020, respectively.
(2) South America includes Brazil, Argentina, Colombia and Uruguay. South America revenues include Brazilian revenues of Ps. 63,944, Ps. 53,051 and Ps. 56,191 during the years ended December 31, 2022, 2021 and 2020, respectively. Brazilian total assets were Ps. 77,026, Ps. 74,163 and Ps. 70,376 as of December 31, 2022, 2021 and 2020, respectively. Brazilian total liabilities were Ps. 24,003, Ps. 20,440 and Ps. 19,148 as of December 31, 2022, 2021 and 2020, respectively. South America revenues also include Colombian revenues of Ps. 16,799 Ps. 14,180 and Ps. 12,049 during the years ended December 31, 2022, 2021 and 2020, respectively. Colombian total assets were Ps. 14,607, Ps. 15,132 and Ps. 15,993 as of December 31, 2022, 2021 and 2020, respectively. Colombian total liabilities were Ps. 3,902, Ps. 3,395 and Ps. 3,262 as of December 31, 2022, 2021 and 2020, respectively. South America revenues also include Argentine revenues of Ps. 10,917, Ps. 8,408 and Ps. 5,468 during the years ended December 31, 2022, 2021 and 2020, respectively. Argentine total assets were Ps. 7,344, Ps. 6,087 and Ps. 5,039 as of December 31, 2022, 2021 and 2020, respectively. Argentine total liabilities were Ps. 2,378, Ps. 2,013 and Ps. 1,842 as of December 31, 2022, 2021 and 2020, respectively. South America revenues also include Uruguay revenues of Ps. 4,078, Ps. 3,371 and Ps. 3,124 during the years ended on December 31, 2022 and 2021, respectively. Uruguay total assets were Ps. 6,307, Ps. 5,642 and Ps. 5,771 as of December 31, 2022 and 2021, respectively. Uruguay total liabilities were Ps. 2,282, Ps. 2,409 and Ps. 2,630, as of December 31, 2022 and 2021, respectively.
(3) Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

Note 27. Future Impact of Recently Issued Accounting Standards not yet in Effect:
The Company has not applied the following standards, amendments and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements. The Company intends to adopt these standards, if applicable, when they become effective.

Classification of Liabilities as Current or Non-current - Amendments to IAS 1
In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:
•What is meant by a right to defer settlement
•That a right to defer must exist at the end of the reporting period
•That classification is unaffected by the likelihood that an entity will exercise its deferral right
•That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification
The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively.

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
The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. .
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

The amendments to IAS 1 are applicable for annual periods beginning on or after 1 January 2023. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments was not necessary.

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
The amendments are effective for annual reporting periods beginning on or after 1 January 2023.
The amendments are not expected to have a material impact on the Company.

Lease Liability in a Sale and Leaseback - Amendments to IFRS 16

On September 22, 2022 the IASB issued amendments to IFRS 16 “Lease Liability in a Sale and Leaseback”.
The amendments specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

The amendments are applied retrospectively for annual periods beginning on or after January 1, 2024. Early application is permitted.

Since the Company has not entered into any sale and leaseback transactions in which it acts as lessee, as of the date of issuance of the financial statements, no impacts are expected to arise from the entry into force of these amendments.

Note 28. Subsequent Events

In accordance with the guidelines of IAS 10 Events After the Reporting Period, and its possible impacts must be recorded and/or disclosed, the Company has evaluated the existence of subsequent events and determined that there have no been events that requires a disclosure in this consolidated financial statements.