Form 20-F
period 2023-12-31
COCA COLA FEMSA SAB DE CV
filed 2024-04-12
CIK 910631

As filed with the Securities and Exchange Commission on April 12, 2024.
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023
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
The number of outstanding shares of each class of capital or common stock as of December 31, 2023 was:

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

☐ Yes    ☒ No

- i -

Item 18.	Financial Statements	99
Item 19.	Exhibits	99
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
Currency Translations and Estimates
This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps.16.8998 to US$1.00, the exchange rate for Mexican pesos on December 31, 2023, according to the U.S. Federal Reserve Board. On April 5, 2024, this exchange rate was Ps.16.4809 to US$1.00.
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
•our ability to implement our business expansion strategy and our ability to finance capital expenditures, including our ability to successfully integrate mergers and acquisitions we have completed in recent years and our ability to implement our business strategy;
•economic, political or geopolitical conditions or changes in our regulatory or legal environment, including the impact of existing laws and regulations, changes thereto or the imposition of new taxes, environmental, health, labor, energy, foreign investment and/or antitrust laws or regulations impacting our business, activities and investments;
•adverse weather or natural disasters; and
•health epidemics, pandemics and similar outbreaks, including future outbreak of diseases, or the spread of existing diseases, and their effect on customer behavior and on economic, political, social and other conditions in the countries where we operate and globally.

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
This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2023 and 2022 and the related consolidated income statements, comprehensive income, changes in equity and cash flows for the years ended December 31, 2023, 2022 and 2021.
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
In the case of Argentina, the economy meets the criteria to be treated as a hyperinflationary economy based on various economic factors, including that Argentina’s cumulative inflation over the three-year period prior to December 31, 2023 exceeded 100.0%, according to available indexes in the country. We adjusted the financial information of our Argentine operations to recognize inflationary effects. Our functional currency in Argentina was converted to Mexican pesos for the periods ended December 31, 2023, 2022 and 2021 using the exchange rates at the end of such periods. See Note 3.4 to our consolidated financial statements.
Except when specifically indicated, information in this annual report on Form 20-F is presented as of December 31, 2023 and does not give effect to any transaction subsequent to that date.

Dividends and Dividend Policy
The following table sets forth the nominal amount in Mexican pesos of dividends declared, paid and to be paid per share each year and the U.S. dollar amounts on a per share basis actually paid or to be paid to holders of American Depositary Shares, which we refer to as ADSs, on each of the respective payment dates.

Fiscal Year with Respect to which Dividend was Declared(1)	Date Dividend Paid or To Be Paid	Mexican Pesos per Share or Unit, as applicable (Nominal)(2)	U.S. Dollars per Share or Unit, as applicable(3)
2019	May 5, 2020	2.430(4)	0.102
	November 3, 2020	2.430(4)	0.115
2020	May 4, 2021	2.520(5)	0.124
	November 3, 2021	2.520(5)	0.121
2021	May 3, 2022	2.715(6)	0.133
	November 3, 2022	2.715 (6)	0.138
2022	May 3, 2023	2.900 (7)	0.162
	November 3, 2023	2.900 (7)	0.167
2023	April 16, 2024	1.520(8)	— (9)
	July 16, 2024	1.520(8)	— (9)
	October 15, 2024	1.520(8)	— (9)
	December 9, 2024	1.520(8)	— (9)

(1)    The dividends declared for each fiscal year were divided into two or four payments, as noted.
(2)    Based on the number of shares outstanding at the time the dividend is paid.
(3)    Expressed in U.S. dollars using the applicable exchange rate when the dividend was paid.
(4)    Dividend declared per unit. The dividend was Ps.0.6075 per share, or the amount of the dividend declared divided by eight.
(5)    Dividend declared per unit. The dividend was Ps.0.6300 per share, or the amount of the dividend declared divided by eight.
(6)    Dividend declared per unit. The dividend was Ps.0.6787 per share, or the amount of the dividend declared divided by eight.
(7) Dividend declared per unit. The dividend was Ps.0.7250 per share, or the amount of the dividend declared divided by eight.
(8) Dividend declared per unit. The dividend was Ps.0.7600 per share, or the amount of the dividend declared divided by eight.
(9) Because the dividend declared for the fiscal year 2023 has not been paid at the time of this annual report, the U.S. dollar per share amount has not been determined.

The declaration, amount and payment of dividends are subject to the approval by holders of a majority of our shares (except for our Series L shares, which do not grant the right to vote on the declaration, amount and payment of dividends); provided that, if the amount of dividends exceeds 20.0% of the preceding year’s consolidated net profits, the approval by holders of a majority of our Series D shares is also required. The declaration, amount and payment of dividends is also subject to and dependent generally upon the recommendation of our board of directors, and upon our results, financial condition, capital requirements, general business conditions and the requirements of Mexican law. Accordingly, our historical dividend payments are not necessarily indicative of future dividends. See “Item 10. Additional Information — Bylaws—Dividend Rights.”
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
The Coca-Cola Company has substantial influence on the conduct of our business and Fomento Económico Mexicano, S.A.B. de C.V., which we refer to as FEMSA, has control over our company. As of the date of this report, The Coca-Cola Company indirectly owned 27.8% of our outstanding capital stock, representing 32.9% of our capital stock with full voting rights. The Coca-Cola Company is entitled to appoint up to five of our maximum of 21 directors and the vote of at least two of them is required to approve certain actions by our board of directors. As of the date of this report, FEMSA indirectly owned 47.2% of our outstanding capital stock, representing 56.0% of our capital stock with full voting rights. FEMSA is entitled to appoint up to 13 of our maximum of 21 directors and all of our executive officers. The Coca-Cola Company and FEMSA together, or only FEMSA in certain circumstances, have the power to determine the outcome of all actions requiring approval by our board of directors, and FEMSA and The Coca-Cola Company together, or only FEMSA in certain circumstances, have the power to determine the outcome of all actions requiring approval of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—The Shareholders Agreement.” The interests of The Coca-Cola Company and FEMSA may be different from the interests of our other shareholders, which may result in us taking actions contrary to the interests of such other shareholders.
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
Risks related to consumer preferences, competition and product safety and quality.

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
In addition, concerns over the environmental impact of plastic may reduce the consumption of our products sold in plastic bottles or result in additional taxes that could adversely affect consumer demand. Increasing public concern about these issues, new or increased taxes, other regulatory measures, our failure to meet consumers’ preferences, changes in consumption patterns, including as a result of the effects or perceived effects of the use of weight-loss drugs, or our inability to successfully introduce new products or digitize our operations and processes, could reduce demand for some of our products, which would adversely affect our business, financial condition and results of operations. See “Item 4. Information on the Company—The Company—Business Strategy.”

Product safety and quality concerns could negatively affect our business.

The success of our business depends in large part on our ability to maintain consumer confidence in the safety and quality of all of our products. We have rigorous product safety and quality standards, which we expect our operations to meet. However, if we fail to meet these standards, particularly as we expand our product offerings our business could be negatively affected. In the future, we may need to recall products if they become contaminated or adulterated by any means or if they are mislabeled. A widespread product recall could result in significant losses due to recall costs, product inventory destruction, and lost sales due to temporary product unavailability, which could also subject us to product liability claims and negative publicity, all of which could harm our business.

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
Risks related to public health crises and weather and climatic conditions

Pandemics and public health crises, may adversely affect our business, financial condition and results of operations.

The occurrence or resurgence of global or regional health crises, such as the COVID-19 pandemic, and the related governmental, private sector and individual consumer responses, such as temporary closures and capacity restrictions at points of sale, including restaurants, cinemas and other venues, or disruptions in supply chains, could have an adverse impact on our business and financial results.

Weather conditions and natural disasters may adversely affect our business, financial condition and results of operations.
Lower temperatures, higher rainfall, other adverse weather conditions such as hurricanes, natural disasters such as earthquakes and floods may negatively impact consumer patterns, which may result in reduced sales of our beverage offerings. Additionally, such adverse weather conditions and natural disasters may affect plant installed capacity, road infrastructure and points of sale in the territories where we operate and limit our ability to produce, sell and distribute our products, thus affecting our business, financial condition and results of operations.
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
We expect increasing levels of regulation, disclosure-related and otherwise, with respect to environmental, social and governance ("ESG”) matters in Mexico, the U.S. and other countries where we operate. For example, on March 6, 2024, the SEC adopted final rules to enhance and standardize climate-related disclosures by requiring registrants to disclose certain climate-related information in registration statements and annual reports. The final rules are subject to challenges in the U.S., and the outcome of ongoing litigation is currently unknown. If the rules become effective and are not overturned, we will be required to provide the enhanced climate-related disclosures. Compliance with these new rules, or similar rules or requirements imposed in other countries where we operate, may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls, processes and procedures regarding matters that have not been subject to in the past, and impose increased oversight obligations on our management and board of directors. We may also be subject to overlapping and potentially conflicting ESG disclosure requirements in multiple jurisdictions. Additionally, many of our suppliers, business partners and others in our value chain may be subject to similar expectations, which may increase or create additional risks, including risks that may not be known to us. For these reasons, increased levels of ESG disclosure requirements could increase our operating costs and negatively impact our business and results of operations.
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
Risks related to cybersecurity, our information systems, data privacy and social media

If we are unable to protect our information systems against service interruption, misappropriation of data or cybersecurity incidents, our operations could be disrupted, which could have a material adverse effect on our business, financial condition, and results of operations.

We rely on networks, information systems, and other technology, or IT systems, including the Internet and third-party hosted platforms and services, to support a variety of business processes and activities, including procurement and supply chain, manufacturing, distribution, invoicing, collection of payments and storage of client, third-party and employee personal data. We also use IT systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting and legal and tax requirements. Because IT systems are critical to many of our operating activities, our business may be impacted by network or hardware failures or impairments, malicious or disruptive software, unintentional or malicious actions of employees or contractors, cyberattacks by hackers or criminal groups (which may include deepfake or social engineering schemes, ransomware and other forms of malware, business email compromise, cyber extortion, denial of service, or attempts to exploit vulnerabilities or gain unauthorized access), or other events. Cybercriminals have increasingly demonstrated advanced capabilities, such as use of zero-day vulnerabilities and generative artificial intelligence. Cybersecurity incidents could result in the unauthorized disclosure of confidential information, regulated individual personal data, or delays in reporting our financial results, and we may lose revenue and profits as a result of our inability to timely produce or distribute our products. Any severe damage, disruption, or shutdown in our IT systems could adversely affect our business, financial condition, and results of operations.

Our IT systems may be target of attacks. Although the cybersecurity incidents that we have experienced to date have not had a material effect on our business, financial condition or results of operations, such cybersecurity incidents could have a material adverse effect on us in the future. In order to address risks to our IT systems, we invest in specialized personnel, technologies, controls, cyber insurance, and personnel training to prevent these possible impacts. As a means of preventing such impacts, we maintain a cyber risk management program overseen by the audit committee and our senior management. However, there is no assurance that the measures we implement will be sufficient to prevent such incidents.

If we fail to comply with privacy and data protection laws, we could be subject to adverse publicity, business disruption, data loss, government enforcement actions and/or private litigation, any of which could negatively affect our business and operating results.

In the ordinary course of our business, we receive, process, transmit and store information relating to identifiable individuals (“personal data”), including employees, former employees, vendors, third-party personnel, customers, and consumers with whom we interact. As a result, we are subject to a variety of continuously evolving and developing laws and regulations in numerous jurisdictions regarding privacy and data protection, which may include different standards and obligations or may be interpreted and applied differently from jurisdiction to jurisdiction and may create inconsistent or conflicting requirements. Our security controls over personal data and the policies, procedures and practices we have implemented or may implement in the future may not prevent the improper disclosure of personal data by us or the third-party service providers and vendors whose technology, systems and services we use in connection with the receipt, storage and transmission of personal data.
Our distributors, joint venture partners and suppliers have privacy and security controls and policies over personal data that differ in scope and complexity from our policies, procedures and practices, and we may also experience secondary contractual, regulatory, financial and reputational harm as a result of improper disclosure of personal data. Unauthorized access to or improper disclosure of personal data in violation of privacy and data protection laws could harm our reputation, cause loss of consumer confidence, subject us to regulatory enforcement actions (including penalties, fines and investigations), and result in private litigation against us, which could result in loss of revenue, increased costs, liability for monetary damages and/or fines, all of which could negatively affect our business and operating results. New and increased laws and regulations in this area, including self-regulation and industry standards, increased enforcement activity, and changes in interpretation of laws and regulations, could increase our cost of compliance and operation or otherwise harm our business.

Negative publicity or inaccurate information on social media could adversely affect our reputation.

Negative or inaccurate information concerning or affecting us or the Coca-Cola trademarks may be posted at any time on social media and similar platforms, including weblogs (blogs), social media websites, and other forms of Internet-based communications including those often done by influencers, which allow individual access to a broad audience of consumers and other interested persons. This information may harm our reputation without affording us an opportunity for redress or correction, which could in turn have a material adverse effect on our business, financial condition and results of operations. Similarly, sponsorship relationships and associations with influencers could subject us to negative publicity as a result of controversies, ideas, actual or alleged misconduct or actions by individuals, hosts or entities associated with organizations we sponsor or support.

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
We obtain the vast majority of the water used in our production from municipal utility companies and pursuant to concessions to use wells, which are generally granted based on studies of the existing and projected groundwater supply. Our existing water concessions or contracts to obtain water may be terminated by governmental authorities under certain circumstances and their renewal depends on several factors, including having paid all fees in full, having complied with applicable laws and obligations and receiving approval for renewal from local and/or federal water authorities. See “Item 4. Information on the Company—Regulation—Water Supply.” Climate change is causing a rise in temperatures in diverse territories and, as a result, is exacerbating water scarcity and droughts. In some of our territories, our existing water supply may not be sufficient to meet our future production needs, and the available water supply may be adversely affected by shortages or changes in governmental regulations and environmental changes.

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
In addition, geopolitical conflicts, including the ongoing military conflict between Israel and Hamas, as well as the ongoing military conflict involving Russia and Ukraine and the resulting economic sanctions imposed on Russia and certain Russian citizens and enterprises have resulted, and could continue to result, in volatile commodity markets, supply chain disruptions and greater risk of cyber incidents across the world. Volatility in commodity markets and supply chain disruptions have increased and may continue to increase the cost of some of our raw materials and therefore have an adverse effect on our business, financial condition and results of operations.
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
The principal areas in which we are subject to laws and regulations include anti-corruption, anti-bribery, anti-money laundering, water, environment, energy, labor, taxation, health and antitrust. See “Item 4. Information on the Company—Regulation.” In addition, we are also subject to laws and regulations in connection with the sale and distribution of our products including beer and other alcoholic beverages. Changes in existing laws and regulations, the adoption of new laws or regulations, restrictions on the use of certain ingredients or packaging, or a stricter interpretation or enforcement thereof in the countries where we operate may increase our operating and compliance costs or impose restrictions on our operations which, in turn, may adversely affect our business, financial condition and results of operations.
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

We operate in multiple territories and are subject to complex regulatory frameworks with increased enforcement activities. We maintain a Global Integrity Compliance Program (“GCIP”) that is supervised by our senior management, and employ a Legal Compliance Officer in each country where we operate. Reports on such compliance program are presented to the audit committee of our board of directors on a semi-annual basis. Despite our internal governance and compliance processes, including due diligence processes of third parties, we may be subject to unexpected breaches by our employees, contractors or other agents of our code of ethics, anti-corruption and anti-money laundering policies and other internal guidelines, including instances of fraudulent behavior, corrupt practices and dishonesty by any of them. Our failure to comply with applicable laws and other standards could harm our reputation, subject us to substantial fines, sanctions or penalties and adversely affect our business. There is no assurance that we will be able to comply with changes in any laws and regulations within the timelines established by the relevant regulatory authorities.
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
We are a Mexican corporation and our Mexican operations are our single most important geographic territory. We also conduct an important part of our operations in Brazil. For the year ended December 31, 2023, approximately 77.4% of our total revenues were attributable to Mexico and Brazil. Our results are affected by the economic conditions in the countries where we conduct operations. Consumer demand and preferences, real prices and the costs of raw materials are heavily influenced by macroeconomic conditions, which vary by country and may not be correlated. In addition, adverse economic conditions may affect and reduce consumer per capita income, thereby adversely affecting consumer demand for our products as a result of a decrease in consumer purchasing power. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our business, financial condition and results of operations.

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
Our business may also be significantly affected by interest rates, inflation rates and exchange rates of the local currencies of the countries where we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower pricing of our products in real terms or a shift to lower margin products. In addition, an increase in interest rates would increase the cost to us of variable rate funding (which, after giving effect to our swap contracts, and calculated by weighting each year’s outstanding debt balance mix, constituted approximately 27.1% of our total debt as of December 31, 2023), which would have an adverse effect on our financial position. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

A continued and prolonged increase in inflation rates in any of the countries where we operate may result in such country being categorized as a hyperinflationary economy for accounting purposes, which would change the manner in which we present and report financial information related to our operations in such country.
For example, Argentina’s economy meets the criteria to be treated as a hyperinflationary economy based on various economic factors, including Argentina’s cumulative inflation over the past three-year period exceeding 100.0%, according to available indexes in the country. Continuing hyperinflation in Argentina may adversely affect our financial position and results of operations.
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
In recent years, some of the governments in the countries where we operate have implemented and may continue to implement significant changes in laws, public policy or regulations that could affect the political and social conditions in these countries. Any such changes, and similar changes in other countries such as the U.S., may have an adverse effect on our business, results of operations and financial condition. Furthermore, national presidential, state government and/or legislative elections took place in 2023 or are scheduled to take place in 2024 in several of the countries where we operate, including Argentina, Panama, Mexico and Uruguay. These countries are or may be facing changes of government, which could introduce potential risks associated with shifts in political leadership and changes in public policies. Uncertainty surrounding the new administration's agenda, regulatory reforms, and economic policies could impact our operations and financial performance. We cannot assure you that political or social developments in the countries where we operate or elsewhere, such as the election of new administrations, changes in laws, public policy or regulations, political disagreements, civil disturbances and the rise in violence and perception of such rise in violence, over which we have no control, will not have a corresponding adverse effect on the local or global markets or on our business, financial condition and results of operations.

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
Our units, which are comprised of 3 Series B shares and 5 Series L shares, trade on the New York Stock Exchange (“NYSE”) in the form of ADSs, each representing 10 units. Holders of ADSs may not receive notice of Series L or Series B shareholder meetings from the ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner.
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

Item 4.    Information on the Company
The Company
Overview
We are leaders in the beverage market in most of the countries where we operate, being the largest franchise bottler of Coca-Cola trademark products in the world by sales volume, based on publicly available filings and information of our main competitors. In 2023, our sales volume represented approximately 12.2% of the total sales volume of the Coca-Cola system in the world. We produce and distribute Coca-Cola trademark beverages, offering a wide portfolio of brands to approximately 272 million consumers each day. With more than 86,000 employees, we market and sell approximately 4.0 million unit cases per year through more than 2.1 million points of sale. We operate 56 bottling plants and 251 distribution centers. We are committed to generating economic, social and environmental value for all our stakeholders throughout the value chain. We are members of the Dow Jones MILA Pacific Alliance Sustainability Index, FTSE4Good Emerging Index, the IPC and Social Responsibility and Sustainability Indexes of the BMV, among others.

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
Our company was organized on October 30, 1991 as a stock corporation with variable capital (sociedad anónima de capital variable) under the laws of Mexico for a term of 99 years. On December 5, 2006, as required by amendments to the Mexican Securities Market Law, we became a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable). Our legal name is Coca-Cola FEMSA, S.A.B. de C.V. Our principal executive offices are located at Calle Mario Pani No. 100, Colonia Santa Fe Cuajimalpa, Alcaldía Cuajimalpa de Morelos, 05348, Mexico City, Mexico. Our telephone number at this location is +52 (55) 1519-5000. Our website is www.coca-colafemsa.com.
The following is an overview of our operations by consolidated reporting segment in 2023.

Operations by Consolidated Reporting Segment—Overview Year Ended December 31, 2023
	Total Revenues		Gross Profit
	(in millions of Mexican pesos, except percentages)
Mexico and Central America(1)	Ps. 149,362	60.9%	Ps. 71,665	64.6%
South America(2)	95,726	39.1%	39,195	35.4%
Consolidated	245,088	100.0%	110,860	100.0%

(1)    Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)    Includes Colombia, Brazil, Argentina and Uruguay.
Corporate History

We are a subsidiary of FEMSA, a company that participates in the retail industry through the following divisions: (i) the Proximity Americas Division, operating the OXXO small-format store chain in Latin America, (ii) the Proximity Europe Division, a small-format retail and foodvenience chains in Europe operated by Valora, (iii) the Fuel Division, operating the OXXO Gas chain of retail service stations, and (iv) the Health Division, which includes pharmacy services locations and related operations. FEMSA participates in the beverage industry through us. FEMSA also participates in the financial services industry through its digital division, Digital@FEMSA, which seeks to build innovative digital solutions to address the financial needs of its customers and business partners and to develop and grow digitally-enabled loyalty initiatives. Additionally, FEMSA participates in other non-core businesses, including its logistics and distribution business, point of sale refrigeration, food processing equipment and plastics solutions, which currently are classified by FEMSA as assets held for sale and discontinued operations.

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
In April 2018, Del Norte Sociedad Controladora de Bebidas Refrescantes, S. de R.L. de C.V. (formerly Compañía Inversionista en Bebidas del Norte, S.L.), one of our subsidiaries, acquired from The Coca-Cola Company, Alimentos y Bebidas Atlántida, S.A., or ABASA, a Guatemalan bottler of Coca-Cola trademark products with operations in the northeast region of Guatemala.
In April 2018, Controladora de Bebidas Refrescantes Moderna, S. de R.L. de C.V. (formerly Compañía de Inversiones Moderna, S.L.), one of our subsidiaries, acquired from The Coca-Cola Company, Comercializadora y Productora de Bebidas Los Volcanes, S.A., or Los Volcanes, a Guatemalan bottler of Coca-Cola trademark products with operations in the southwest region of Guatemala.
In June 2018, Controladora de Sociedades de Bebidas Refrescantes Ibérica, S. de R.L. de C.V. (formerly Inversiones en Bebidas Refrescantes Ibérica, S.L.), one of our subsidiaries, acquired from The Coca-Cola Company, Montevideo Refrescos S.R.L., or Monresa, a Uruguayan bottler of Coca-Cola trademark products.
In January 2022, our Brazilian subsidiary acquired CVI Refrigerantes Ltda. (“CVI”), a Brazilian bottler of Coca-Cola trademark products with operations in the state of Rio Grande do Sul in Brazil. As part of the acquisition of CVI, the minority equity interest of our Brazilian subsidiary in Leão Alimentos increased. Our interest in Trop Frutas also increased due to our acquisition of CVI.
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
Business Strategy
We are transforming our company by focusing on implementing a long-term sustainable growth model. Our purpose is to refresh the world anytime, anywhere. Our vision evolved during 2023 to emphasize our commitment to our customers, and sustainable development. To this end, our refreshed vision is to be our customers’ and partners’ preferred commercial platform and ally for growth, fostering a sustainable future.

We have strengthened our longstanding relationship with The Coca-Cola Company by together updating and enhancing the following main objectives: (i) growth principles, (ii) relationship economics, (iii) potential new businesses and ventures, and (iv) digital strategy. See “Item 7. Major Shareholders and Related Party Transactions—Cooperation Framework with The Coca-Cola Company”.

To consolidate our position as a global leader in our industry and strengthen our value proposition for our retail clients and end consumers, we are leveraging our strengths, our rights-to-win, and working on the following six strategic priorities as our guiding principles: (i) grow the core, (ii) be the preferred commercial platform, (iii) strategic M&A, (iv) de-bottleneck our infrastructure and digitize the enterprise, (v) strengthen our customer-centric culture, and (vi) foster a sustainable future.

i.Grow the core. We see more runway to grow our core business by a focus on capturing growth opportunities for the Coca-Cola portfolio across markets and channels; accelerating the growth of Coca-Cola Zero Sugar across our territories; developing growth opportunities in low per-capita markets; and accelerating growth of profitable noncarbonated beverage categories.

ii.Be the preferred commercial platform. We aim to continue growing our total and digital client base across our markets with our omnichannel commercial platform Juntos+, leveraging a curated portfolio of brands together with The Coca-Cola Company and a multi-category portfolio.

iii.Strategic M&A. Pursue value-enhancing acquisitions, leveraging a disciplined approach.

iv.De-bottleneck our infrastructure and digitize the enterprise. We aim to increase manufacturing and distribution capacity, while implementing best-in-class logistics and distribution enablers.

v.Strengthen our customer-centric culture. We aim to promote a growth mindset, building a multiplier leadership style, empowering leaders to develop our people, and foster a workplace that provides psychological safety within our teams.

vi.Foster a sustainable future. We aim not only to reinforce our environmental initiatives, but also to bolster our social and governance agenda, including community development programs and diversity and inclusion.

Our view on sustainable development is a comprehensive part of our business strategy. We base our efforts on three aspects (i) ethics and governance, (ii) human rights, diversity, equity and inclusion, and (iii) culture, while focusing on seven pillars: (i) water stewardship, (ii) world without waste, (iii) climate action, (iv) product portfolio, (v) sustainable sourcing, (vi) integral employee well-being, and (vii) community development.

Our Territories

The following map shows our territories, giving estimates in each case of the population to which we offer products and the number of retailers of our beverages as of December 31, 2023:

Our Products

We produce, market, sell and distribute mainly The Coca-Cola Company trademark beverage portfolio. These include sparkling beverages (colas and flavored sparkling beverages), waters and other non-carbonated beverages (including juice drinks, coffee, teas, milk, value-added dairy, sports drinks, energy drinks, plant-based drinks) and certain alcoholic beverages, such as Topo Chico hard seltzer.
In addition, through certain distribution agreements, we distribute and sell among other products and categories across certain of our territories, Monster products in all the countries where we operate, Heineken-owned brand beer products, Estrella Galicia beer products, Therezópolis beer products, Campari alcoholic beverages and Perfetti confectionary and chewing gum in our Brazilian territories.

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
The following table sets forth the trademarks of the main products we distributed in 2023:

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

Our most important brand, Coca-Cola, together with its line of low-calorie products, accounted for 60.2%, 61.2%, and 62.6% of our total sales volume in 2023, 2022 and 2021, respectively.

The following table illustrates our historical sales volume and number of transactions for each of our operations and our consolidated reporting segments for 2023 as compared to 2022.

	Sales Volume		Transactions
	2023	2022	2023	2022
	(Millions of unit cases or millions of single units)
Mexico	2,052.9	1,888.9	9,729.0	9,276.4
Central America(1)	341.9	299.5	2,615.9	2,356.8
Mexico & Central America	2,394.8	2,188.4	12,344.9	11,633.2
Growth	9.4%	6.3%	6.1%	9.6%
Colombia	347.6	330.1	2,656.5	2,503.7
Brazil(2)(4)	1,075.1	1,016.2	7,523.9	7,014.5
Argentina	178.7	173.9	974.4	939.5
Uruguay	51.7	46.6	243.9	224.2
South America(4)	1,653.1	1,566.8	11,398.3	10,681.9
Growth	5.5%	11.9%	6.7%	20.3%
Total	4,047.8	3,755.2	23,743.2	22,315.1
Growth	7.8%	8.6%	6.4%	14.5%

The following table illustrates the multiple serving presentations and returnable packaging mix for sparkling beverages volume:

	Multiple Serving Presentations		Returnable Packaging
	2023	2022	2023	2022
Mexico	69.0%	69.1%	38.3%	43.4%
Central America(1)	61.3%	55.2%	36.0%	31.3%
Colombia	70.4%	60.1%	26.5%	20.0%
Brazil(2)(4)	75.7%	67.0%	18.3%	15.7%
Argentina	80.1%	76.5%	20.7%	17.3%
Uruguay	81.3%	81.0%	20.1%	17.0%
Total	71.0%	66.7%	30.1%	31.5%

The following table illustrates our historical sales volume and number of transactions performance by category for each of our operations and our consolidated reporting segments:

	Year Ended December 31, 2023
	Sparkling	Stills	Water	Bulk Water	Total
Sales Volume Growth
Mexico	4.4%	8.0%	16.6%	25.3%	8.7%
Central America(1)	14.0%	6.0%	22.7%	287.6%	14.2%
Mexico and Central America	6.0%	7.6%	17.2%	25.9%	9.4%
Colombia	4.0%	2.3%	15.5%	11.5%	5.3%
Brazil(2)(4)	5.6%	3.4%	13.1%	(4.6)%	5.8%
Argentina	(3.1)%	14.8%	31.1%	50.7%	2.7%
Uruguay	3.3%	46.2%	52.4%	—	10.9%
South America(4)	4.3%	5.0%	18.0%	10.7%	5.5%
Total	5.2%	6.5%	17.6%	24.6%	7.8%

Number of Transactions Growth
Mexico	3.5%	6.2%	17.2%	—	4.9%
Central America(1)	11.7%	2.2%	27.4%	—	11.0%
Mexico and Central America	5.2%	5.2%	18.2%	—	6.1%
Colombia	5.9%	(1.8)%	13.9%	—	6.1%
Brazil(2)(4)	7.5%	2.8%	12.6%	—	7.3%
Argentina	(3.3)%	22.4%	30.2%	—	3.7%
Uruguay	1.8%	38.8%	45.9%	—	8.6%
South America(4)	6.1%	3.9%	15.5%	—	6.7%
Total	5.6%	4.5%	16.7%	—	6.4%

The following table illustrates our unit case mix by category for each of our operations and our consolidated reporting segments for 2023 as compared to 2022:

	Sparkling Beverages		Stills		Water(3)
	Year ended December 31,
	2023	2022	2023	2022	2023	2022
Unit Case Mix by Category
Mexico	68.6%	71.4%	7.1%	7.2%	24.3%	21.4%
Central America(1)	86.0%	86.1%	9.2%	9.9%	4.8%	4.0%
Mexico and Central America	71.1%	73.4%	7.4%	7.5%	21.5%	19.1%
Colombia	76.2%	77.1%	8.5%	8.8%	15.3%	14.1%
Brazil(2)(4)	83.9%	84.1%	8.1%	8.3%	7.9%	7.6%
Argentina	75.6%	80.2%	9.4%	8.4%	15.0%	11.4%
Uruguay	78.5%	84.2%	4.6%	3.5%	16.9%	12.3%
South America(4)	81.2%	82.2%	8.2%	8.3%	10.5%	9.5%
Total	75.2%	77.1%	7.7%	7.8%	17.0%	15.1%

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
Marketing
We, in conjunction with The Coca-Cola Company, have developed a marketing strategy to promote the sale and consumption of our products. We rely extensively on advertising, sales promotions and retailer support programs to target the particular preferences of our consumers. Our consolidated marketing expenses in 2023 were Ps.4,691 million.

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
Product Sales and Distribution
The following table provides an overview of our distribution centers and the retailers to which we sold our products:

	As of December 31, 2023
	Mexico and Central America(1)(3)	South America(2)
Distribution centers	173	79
Retailers	1,097,318	1,056,722

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
In 2023, no single customer accounted for more than 10.0% of our consolidated total sales.
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
Mexico. We have contracted with a subsidiary of FEMSA, Solistica, S.A. de C.V. (“Solistica”), for the transportation of finished products from our bottling plants to our distribution centers in Mexico. Since March 2024, we integrated Solistica’s operations into our Mexican operations. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” From the distribution centers, we distribute our finished products to retailers mainly through our own fleet of trucks. In designated areas in Mexico, third-party distributors deliver our products to retailers and consumers, allowing us to access these areas on a cost-effective basis.
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
In the countries that comprise our Central America region, our main competitors are Pepsi and Big Cola bottlers. In Guatemala, we compete with The Central American Bottler Corporation (“CBC”), who also has a regional joint venture with AmBev to produce, distribute and sell beer; Cervecería Centroamericana S.A. (CCA) who is focused in beer and stills categories, and AJE Group. In Nicaragua, our principal competitor is AJE Group. We also compete with the joint venture between CBC and AmBev. In Costa Rica, our principal competitor is Florida Bebidas S.A., subsidiary of Florida Ice and Farm Co. and Cooperativa de Productores de Leche Dos Pinos R.L. in juices. In Panama, our main competitor is Cervecería Nacional, S.A., followed by AJE Group. We also face competition from “B brands” offering multiple serving size presentations in some Central American countries.

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
In Argentina, our main competitor is Buenos Aires Embotellador S.A. (BAESA), a Pepsi bottler, which is owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In the water category, Levité, Villavicencio and Villa del Sur are water brands owned by Danone, which is our main competition. In addition, we compete with a number of producers offering “B brands”, low-priced sparkling beverages, as well as many other generic products and private label proprietary supermarket brands that are gaining importance in the market. Manaos, a brand owned by Refres Now S.A. is our main competitor in this segment, followed by the brands Cunnington and Secco pursuing similar low-price strategies.
In Uruguay, our main competitor is Salus, a water brand owned by Danone. We also compete against Fábricas Nacionales de Cerveza S.A. (“FNC”), a Pepsi bottler and distributor that is partially owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In addition, we compete with CCU Inversiones II Ltda, a water, soft drinks and brewery company and finally with some low-priced regional producers.
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
Historically, the concentrate prices for Coca-Cola trademark beverages have been increased in some of the countries where we operate. For example, The Coca-Cola Company increased concentrate prices for certain Coca-Cola trademark beverages in Mexico in 2021 and 2022. These prices in the future may increase and we may not be successful in negotiating or implementing measures to mitigate the negative effect this may have on the prices of our products or our results. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.”
In addition to concentrate, we purchase sweeteners, carbon dioxide, PET resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Our bottler agreements provide that these materials may be purchased only from suppliers approved by The Coca-Cola Company. Prices for certain raw materials, including those used in the bottling of our products, mainly PET resin, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in or determined with reference to the U.S. dollar, and therefore local prices in a particular country may increase based on changes in the applicable exchange rates. Our most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global PET resin supply. On average, the price that we paid for PET resin in U.S. dollars in 2023 increased 32.5% as compared to 2022 in all our territories. In addition, given that high currency volatility has affected and continues to affect most of our territories, the average price for PET resin in local currencies was higher in all of our territories. In 2023, we purchased certain raw materials in advance, negotiated and locked-in prices in advance and entered into certain derivative transactions which helped us capture opportunities with respect to raw material costs and currency exchange rates.

Under our agreements with The Coca-Cola Company, we may use raw or refined sugar, artificial sweeteners and HFCS in our products. Sugar prices in all of the countries where we operate, other than Brazil, are subject to local regulations and other barriers to market entry that, in certain countries, often cause us to pay for sugar in excess of international market prices. In recent years, international sugar prices experienced significant volatility. Across our territories, our average price for sugar in U.S. dollars, taking into account our financial hedging activities, increased by approximately 16.4% in 2023 as compared to 2022.
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

We purchase sugar from, among other suppliers, PIASA, Beta San Miguel, S.A. de C.V. or Beta San Miguel and Ingenio La Gloria, S.A., all of them sugar cane producers. As of the date of this annual report, we held a 36.4% and 2.7% equity interest in PIASA and Beta San Miguel, respectively. We purchase HFCS from Ingredion México, S.A. de C.V., Cargill de Mexico, S.A. de C.V. and Almidones Mexicanos, S.A. de C.V., known as Almex.
Sugar prices in Mexico are subject to local regulations and other barriers to market entry that often cause us to pay higher prices than those paid in the international market. As a result, prices in Mexico have no correlation to international market prices. In 2023, sugar prices in local currency in Mexico increased approximately 42.1% as compared to 2022.
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
South America. In Colombia, we use sugar as a sweetener in all of our caloric beverages, which we buy from several sources. Sugar prices in Colombia increased by 11.0% in U.S. dollars and increased 12.2% in local currency, as compared to 2022. We purchase non-returnable plastic bottles from Amcor Rigid Plastics de Colombia, S.A. and Envases de Tocancipa S.A.S. (affiliate of Envases Universales de México, S.A.P.I. de C.V.). We have historically purchased all of our non-returnable glass bottles from O-I Peldar and other global suppliers in the Middle East. We purchase all of our cans from Crown Envases México, S.A. de C.V. and Crown Colombiana, S.A. Grupo Ardila Lulle (owners of our competitor Postobón) owns a minority equity interest in certain of our suppliers, including O-I Peldar and Crown Colombiana, S.A.
In Brazil, we also use sugar as a sweetener in all of our caloric beverages. Sugar is available at local market prices, which historically have been similar to international prices. Sugar prices in Brazil increased approximately 17.7% in U.S. dollars and increased 13.4% in local currency as compared to 2022. Taking into account our financial hedging activities, our sugar prices in Brazil increased 24.0% in U.S. dollars and 19.9% in local currency as compared to 2022. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” We purchase non-returnable glass bottles, plastic bottles and cans from several domestic and international suppliers. We mainly purchase PET resin from local suppliers such as Indorama Ventures Polímeros S.A.

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
In Uruguay, we also use sugar as a sweetener in all of our caloric beverages, which is available at Brazil’s local market prices. Sugar prices in Uruguay increased approximately 36.7% in U.S. dollars and increased 13.0% in local currency as compared to 2022. Our main supplier of sugar is Nardini Agroindustrial Ltda., which is based in Brazil. We purchase PET resin from several Asian suppliers, such as SFX – Jiangyin Xingyu New Material Co. Ltd. and India Reliance Industry (a joint venture with DAK Resinas Americas Mexico, S.A. de C.V.), and we purchase non-returnable plastic bottles from global PET converters, such as Cristalpet S.A. (affiliate of Envases Universales de México, S.A.P.I. de C.V.).

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
Taxation of Beverages
As of December 31, 2023 all the countries where we operate, except for Panama, impose value-added tax on the sale of sparkling beverages, with a rate of 16.0% in Mexico, 12.0% in Guatemala, 15.0% in Nicaragua, 13.0% in Costa Rica, 19.0% in Colombia, 21.0% in Argentina, 22.0% in Uruguay, and in Brazil 16.0% in the state of Rio de Janeiro, 17.0% in the states of Goias and Santa Catarina, 18.0% in the states of São Paulo, Minas Gerais and Parana and 20.0% in the states of Mato Grosso do Sul and Rio Grande do Sul. The states of Rio de Janeiro, Goias and Parana also charge an additional 2.0% on sales as a contribution to a poverty eradication fund. In Brazil the value-added tax is grossed-up and added, along with federal sales tax, at the taxable basis. In addition, we are responsible for charging and collecting the value-added tax from each of our retailers in Brazil, based on average retail prices for each state where we operate, defined primarily through a survey conducted by the government of each state, which in 2023 represented to us an average taxation of approximately 16.3% over net sales.

Several of the countries where we operate impose excise or other taxes, as follows:
•Mexico imposes an excise tax on the production, sale and import of beverages with added sugar and HFCS, which from January 1, 2023 to December 31, 2023 was Ps.1.5086 per liter. This excise tax is applied only to the first sale, and we are responsible for charging and collecting it. As of January 1, 2024 the excise tax was equal to Ps.1.5737 per liter. This excise tax rate will be in effect until December 31, 2024, and will thereafter be subject to an annual increase based on the previous year’s inflation rate.
•Guatemala imposes an excise tax of 18 cents in local currency (Ps.0.40 as of December 31, 2023) per liter of sparkling beverage.
•Costa Rica imposes a specific tax on non-alcoholic carbonated bottled beverages based on the combination of packaging and flavor, currently assessed at 21.07 colones (Ps.0.68 as of December 31, 2023) per 250 ml, and an excise tax (which is a contribution to the National Institute of Rural Development (Instituto Nacional de Desarrollo Rural)) currently assessed at 7.254 colones (approximately Ps.0.23 as of December 31, 2023) per 250 ml.
•Nicaragua imposes a 15.0% tax on beverages, except for water and municipalities impose a 1.0% tax on our Nicaraguan gross sales.
•Panama imposes an excise tax of 7.0% on carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 ml, and a 10.0% tax on syrups, powders and concentrate used to produce sugary drinks. In addition, Panama imposes an excise tax of 5.0% on non-carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 ml, whether imported or produced locally. Beverages derived from dairy products, grains or cereals, nectars, fruit juices and vegetables with natural fruit concentrates are exempt from this tax.
•Argentina imposes an excise tax of 8.7% on sparkling beverages containing less than 5.0% lemon juice or less than 10.0% fruit juice, and an excise tax of 4.2% on sparkling water and flavored sparkling beverages with 10.0% or more fruit juice content, although this excise tax is not applicable to some of our products.
•Brazil assesses an average production excise tax of approximately 2.6% and an average sales tax of approximately 12.0% over net sales. Except for sales to wholesalers, these production and sales taxes apply only to the first sale, and we are responsible for charging and collecting these taxes from each of our retailers. For sales to wholesalers, they are entitled to recover the sales tax and charge this tax again upon the resale of our products to retailers.
•Colombia’s municipalities impose a sales tax that varies between 0.35% and 1.2% of net sales. On November 1, 2023 a new tax of 18 Colombian pesos (approximately Ps.0.08 as of December 31, 2023) was applied to beverages with 6 to 10 grams of added sugar per 100 ml, while a tax of 35 Colombian pesos (approximately Ps.0.15 as of December 31, 2023) was applied to beverages with more than 10 grams of added sugar per 100 ml. From January 1, 2024 to December 30, 2024, such excise tax increased to 28 Colombian pesos (approximately Ps.0.12 as of December 31, 2023) for beverages that contain 6 to 10 grams of added sugar per 100 ml, and to 55 Colombian pesos (approximately Ps.0.24 as of December 31, 2023) for beverages with more than 10 grams of added sugar per 100 ml.

•Uruguay imposes an excise tax of 19.0% on sparkling beverages, an excise tax of 12.0% on fruit juice-based beverages with at least 10.0% natural fruit juice content (or at least 5.0% natural fruit juice content in the case of lemon), and an excise tax of 8.0% on sparkling water and still water.
Tax Reforms
Brazil. In early 2017, the Brazilian Federal Supreme Court ruled that the value-added tax would not be used as the basis for calculating the federal sales tax, resulting in a reduction of the federal sales tax. Our Brazilian subsidiaries commenced legal proceedings to ascertain their ability to calculate federal sales tax without using the value-added tax as a basis, in accordance with the Brazilian Federal Supreme Court’s first ruling, and obtained a final favorable resolution in 2019. However, the Brazilian tax authorities appealed the Brazilian Federal Supreme Court’s decision and such appeal was denied in May 2021. Pursuant to our final favorable resolution of 2019, the federal production and sales taxes together resulted in an average of 14.6% tax over net sales in 2023.
In recent years, the excise tax rate on concentrate in Brazil has undergone recurrent temporary fluctuations. The excise tax rate was increased from 4.0% to 8.0% from February 1, 2021 to February 24, 2022, was reduced to 6.0% from February 25, 2022 to April 30, 2022 and increased again to 8.0% on May 1, 2022. The tax credit that we may recognize in our Brazilian operations in connection with purchases of concentrate in the Manaus Free Trade Zone has been affected accordingly.

In December 2022, the Brazilian government published the new transfer pricing rules that will be effective as of January 1, 2024. The new transfer pricing rules aim to align the Brazilian transfer pricing system with the transfer pricing guidelines recommended by the Organization for Economic Cooperation and Development (OECD). During 2023, the Brazilian government issued regulations to establish the guidelines required to comply with the transfer pricing rules and it is expected to issue further regulation during 2024.

In March 2023, the value added tax rate in the state of Paraná increased from 16.0% to 18.0%. As of January 1, 2024, the value added tax rate in the state of Rio Grande do Sul is 18.0%. The state of Minas Gerais started to apply as of January 1, 2024 an additional charge of 2.0% on sales as a contribution to a poverty eradication fund.

In December 2023, the Brazilian government published a provisional measure, to establish the amount of tax credits subject to offset as determined by a final and unappealable court decision that says any credit exceeding the value of 10 million Brazilian reais (approximately Ps.34.9 million as of December 31, 2023) must observe the monthly limitation to be offset by 1/60 of the total value of the tax credit. Even though taxpayers must observe and comply with this regulation as of January 1, 2024, this provisional measure needs to be converted into law by May 31, 2024; or it will be revoked.

In December 2023, the Brazilian government published a new law to become effective on January 1, 2024, that establishes that any subsidies granted by municipalities or the states will be taxed by the income tax and social contribution at the combined tax rate of 34.0% and will be subject to other contributions at a combined tax rate of 9.25%. In addition, the federal Brazilian government will grant an income tax credit of 25.0% on the municipality or state subsidy, limited to the lower of (i) the amount of 25.0% of the tax benefit itself and (ii) 25.0% of the depreciation of such assets applied on development or expansion approved projects which caused such subsidy, provided that certain conditions are met.

Furthermore, in December 2023, the Brazilian government published a constitutional amendment enacting a broad tax reform in Brazil that will replace the current indirect tax system for a new one, to be implemented progressively from January 1, 2026 until its full adoption in 2033. The municipal (ISSQN), state (ICMS) and federal taxes (PIS and COFINS) will be replaced by a dual value-added tax ("VAT") (CBS and IBS). The dual VAT will apply on all tangible and intangible goods, rights and services, and it will be calculated based on the amount charged on the location where the goods are consumed or the rights and services are provided. The dual VAT will not be used as a basis for its own calculation (no tax gross-up), and it will give the right to register the tax credit of the previous transaction. This new tax system is a non-cumulative system. There will be a standard rate for all goods and services, with exceptions for certain sectors such as education, health, public transportation, food for human consumption, agricultural products, among others, that will be entitled to a tax reduction of 100.0%, 70.0% or 40.0% of the tax rate. In the following years, the Brazilian government will issue the specific regulations to implement these constitutional amendments and the corresponding percentages of such dual VAT.

In addition, the constitutional amendment will impose as of 2027 an excise tax (IS) on production, extraction, commercialization or import of services or goods harmful to health and the environment. Such tax will apply only once, will not generate a subsequent tax credit (as it is subject to the so-called monophasic system) and will be used as part of the tax basis of other taxes applied on sales of services and goods. The current excise tax (IPI) will be reduced to zero, except for those products produced at the Manaus Free Trade Zone in order to maintain the competitiveness and development of such incentivized zone. Same as above, it is expected that the Brazilian government issues further regulation in connection with these amendments and the corresponding percentages for such tax.

Argentina. In June 2021 (with retroactive effects as of January 2021), the Argentine government increased the income tax rate to 35.0% for 2021 onwards and imposed a tax rate of 7.0% on dividends paid to non-resident stockholders and resident individuals.
In December 2023, the Argentine government issued an executive decree (Decree 29/2023) that increased the PAIS (Programa para una Argentina Inclusiva y Solidaria) tax rate to 17.5%, applicable to the import of goods (excluding goods from the market basket goods, fuels, lubricants and other goods related to energy generation). This tax is applicable to foreign currency operations carried out as of December 13, 2023 and represents an additional cost for our Argentine operations. This rate is also applicable to freight services and other transportation services of imported or exported goods, or when such services are acquired in Argentina and provided by non-residents.

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

In December 2022, a new tax reform was approved in Colombia, which became effective during 2023. The main changes are the following:

•Introduction of an excise tax for beverages with added sugar based on the following schedule:
▪From November 1, 2023 to December 30, 2023 a tax of 18 Colombian pesos (approximately Ps.0.08 as of December 31, 2023) will apply to beverages that contain 6 to 10 grams of added sugar per 100 ml and a tax of 35 Colombian pesos (approximately Ps.0.15 as of December 31, 2023) for beverages with more than 10 grams of added sugar per 100 ml;

▪From January 1, 2024 to December 30, 2024, a tax of 28 Colombian pesos (approximately Ps.0.12 as of December 31, 2023) for beverages that contain 6 to 10 grams of added sugar per 100 ml and a tax of 55 Colombian pesos (approximately Ps.0.24 as of December 31, 2023) for beverages with more than 10 grams of added sugar per 100 ml; and

▪From January 1, 2025 to December 30, 2025, a tax of 38 Colombian pesos (approximately Ps.0.17 as of December 31, 2023) for beverages that contain between 5 grams and 9 grams of added sugar per 100ml and a tax of 65 Colombian pesos (approximately Ps.0.29 as of December 31, 2023) for beverages with more than 9 grams of added sugar per 100 ml.

•Introduction of a new tax on single-use plastics, with a rate of 0.00005 on a Tax Value Unit per gram of plastic. One Tax Value Unit is equivalent to 42,412 Colombian pesos (approximately Ps.187.46 as of December 31, 2023). This new tax is applicable to our products which are not considered part of the market basket goods (currently two of our products fall in this category). However, this tax can be exempted with a circular economy certification to be issued should case recycled resin be incorporated into the packaging. In 2023, a legal resolution was issued by Colombian Constitutional Court (Resolution C-526/23) requiring that the person responsible for the payment of such tax is the producer of single-use plastics.

•Increase of the income tax rate as of January 1, 2023, from 20.0% to 35.0% on taxable income obtained from free trade zones within Colombia. This change will be effective on January 1, 2026 if a free trade zone company can demonstrate a 60.0% income increase in 2022 in comparison with 2019 fiscal year. However, the Colombian Constitutional Court ruled that this law shall not be applicable to the entities that have obtained its approval to be considered as a free trade zone company prior to December 13, 2022. Our Colombian subsidiary obtained such approval and was considered a free trade zone company prior to such date.

•Elimination of the possibility of taking as a tax discount the municipality sales taxes against income taxes.

•Increase of the occasional income tax rate from 10.0% to 15.0% applicable on sales of fixed assets and introduction of a stamp tax at a rate between 0.0% to 3.0%, over sales price of real estate and other assets.

•Introduction of a minimum income tax rate of 15.0%, which must be calculated considering an adjusted financial profit or “adjusted income”. The entities that are required to calculate such minimum income tax and if such calculation results in a tax rate higher than 15.0%, such entity shall pay only the regular income tax rate and if the result is lower than 15.0%, such entity shall pay an additional amount to reach the 15.0% rate.

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

For further information please see Note 24.3 to our consolidated financial statements.

Water Supply
Given that water is an essential resource to carry out all human activity, and given its key role in our business as a beverage bottler company, comprehensive and efficient water management is of utmost importance. As a result, as of December 31, 2023, we had a water use ratio of 1.42 liters of water used per liter of beverage produced, which is a benchmark within The Coca-Cola system. In addition, our goal is to further reduce our water consumption and to return to the environment and our communities the same amount of water used to produce our beverages. With respect to wastewater treatment, all of our bottling plants have their own wastewater treatment plants or have contracted related services to ensure the quality of the waste water discharge.
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

In May 2023, the Mexican government amended the 1992 Water Law in order to prioritize water use for human and household consumption. As a result of this amendment, the National Water Commission has the authority to totally or partially reduce the volume of water granted by a concession in case of water shortage. In such event, there may be an adverse effect on our business and results of operations in Mexico.

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
In Colombia, in addition to natural spring water for Manantial, we obtain water directly from wells and from utility companies. We are required to have a specific concession to exploit water from natural sources. Our concession to exploit water from natural sources in Colombia was granted by Resolution No. 3485 in May 2014, and expires in December 2024. We will submit a filing to renew the concession. Water use in Colombia is regulated by Decree No. 1076 of 2015.
Pursuant to Law 2294 of 2023, there is no need to obtain a specific permit for the discharge of industrial waste water into the drainage system in Colombia until the end of 2026.

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
Our Central American operations are subject to several national and local laws and regulations related to the protection of the environment and the disposal of hazardous and toxic materials, as well as water usage. In December 2019, the Costa Rican government enacted Law No. 9,786, which requires that companies that sell, distribute or produce plastic bottles made of single use plastics comply with at least one of the following obligations: (a) produce plastic bottles that contain a percentage of recycled resin, (b) implement a recycling or collection program of the plastic bottles sold by such company, (c) participate in waste management programs appropriate to the relevant industry or product, (d) use or produce packaging or products that minimize the generation of solid waste, or (e) establish strategic partnerships with at least one municipality to improve its collection and waste management programs. This law became enforceable in August 2023, when the related guidelines and regulations were issued by the Ministry of Health, Radiological Protection Office and Environmental Health Department (Ministerio de Salud, Dirección de Protección Radiológica y Salud Ambiental) and we are currently in compliance with these regulations.
Our Colombian operations are subject to several Colombian federal and state laws and regulations related to the protection of the environment and the use of treated water and hazardous materials. These laws include the control of air emissions, noise emissions, use of treated water and strict limitations on the use of chlorofluorocarbons. Law 1407 imposes certain goals on producers for the use and recycling of packaging waste in the form of paper, cardboard, plastic, glass and metal and imposes the obligation to report to the corresponding authorities their progress on such activities and their strategies to achieve the imposed targets. In December 2020, our Colombian subsidiary filed its plan of environmental management of packaging waste and we are currently in compliance with that law. In June 2022, the Colombian government enacted Law 2232, which requires the gradual transition to increasing the amount of recycled resin and the prohibition of certain single-use plastic products. This regulation establishes certain goals for our Colombian operations: (i) by 2025 PET resin water bottles must incorporate at least 50.0% of recycled resin and such percentage will increase to 90.0% by 2030, (ii) PET resin bottles for other beverages must incorporate at least 20.0% recycled resin by 2025 and such percentage will increase to 35.0% by 2030, to 40.0% by 2035 and to 60.0% by 2040 and (iii) by 2030 at least 50.0% of the PET resin bottles, packages and containers placed in the market must be collected by our Colombian subsidiaries through extended producer responsibility schemes. In order to fully enforce Law 2232, the Ministry of Environment and Sustainable Development (Ministerio de Ambiente y Desarrollo Sostenible) must issue the applicable guidelines or regulations. Although this law is already enacted, we are not legally obliged to comply with it until its regulations are enacted. We do not foresee any significant impact in our operations, as we are already taking proactive steps in order to comply with these goals and incorporating recycled resin in our PET resin bottles (both for water and other beverages).

Our Brazilian operations are subject to several federal, state and municipal laws and regulations related to the protection of the environment. Among the most relevant laws and regulations are those dealing with the emission of greenhouse gases, the disposal of wastewater and solid waste, and soil contamination, which impose penalties, such as fines, facility closures and criminal charges depending upon the level of non-compliance. Among other regulations, a municipal regulation of the City of São Paulo, implemented pursuant to Law 13.316/2002, requires us to collect 90.0% of PET resin bottles sold. We are currently unable to collect the entire required volume of PET resin bottles we sell in the City of São Paulo and could be fined and be subject to other sanctions, such as the suspension of operations in any of our bottling plants and/or distribution centers located in the City of São Paulo. In October 2010, the municipal authority of São Paulo levied a fine on our Brazilian operating subsidiary of 250,000 Brazilian reais (Ps.872,363.83 as of December 31, 2023). Our Brazilian subsidiary filed a legal recourse against the imposition of the fine which is still pending resolution. Nevertheless, Law 13.316/2002 was revoked by Law 17.471/2020 and the new provisions require us to implement and operate reverse logistics on certain proportion of products placed on the market, according to certain targets, expecting at least the recovery, by December 2024, of 35.0% of the total volume of packaging placed on the market during 2023. Our Brazilian subsidiary has implemented certain programs to achieve such goal.

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
In Uruguay, we are subject to laws and regulations relating to the protection of the environment, including regulations concerning waste management and waste water discharge and disposal of hazardous and toxic materials, among others. We own a water treatment plant for the discharge of residual industrial water. We have established a program for recycling solid wastes. The Uruguayan Ministry of Environment (Ministerio de Ambiente) issued an administrative resolution imposing the obligation of achieving high recovery and recycling goals of packaging materials (by 2023 at least 30.0% of such packaging). In order to achieve such goals, the Uruguayan industry agreed with the authorities on a plan referred to as the “Industry Management Plan” that sought to extend the term to set a

50.0% goal for recovery and recycling by 2025. This plan will result in higher expenditures for our Uruguayan subsidiary in order to comply with such regulations.
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
In August 2020, the government of the state of Tabasco, Mexico amended the Health Law of the state of Tabasco (Ley de Salud del Estado de Tabasco), Law of Education of the state of Tabasco (Ley de Educación del Estado de Tabasco) to prohibit: (i) the sale or supply to minors (except to parents or legal guardians of minors) certain products, including prepackaged and carbonated beverages with added sugar; and (ii) the sale of (or installing vending machines to sell) prepackaged and carbonated beverages with added sugar, among other products, in public or private schools from elementary schools through high schools, public and private hospitals and health centers. As of the date of this annual report, the government of the state of Tabasco has not issued the applicable guidelines or regulations. As a result, this law has not been applied and, when that occurs, we cannot assure you this law will not have an adverse impact on our business and results of operations in Mexico.
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

In March 2021, the Mexican government approved changes to the Mexican Electricity Law to, among other things, modify the order in which the energy of the National Electric System (Sistema Eléctrico Nacional) is dispatched; condition the granting of permits to conform with the planning criteria of the National Electric System; and allow the authorities to revoke energy self-supply permits, such as those granted to certain companies that supply us with electricity. Such changes were challenged by different market participants and are still pending resolution. In January 2024, the Mexican Supreme Court ruled that the amendments to the Mexican Electricity Law were unconstitutional.
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

In June 2021, the Colombian government issued Resolution 810 of 2021 which sets forth the nutritional and front labeling requirements for canned or packaged food. In December 2022, the government adopted a labeling model similar to that in Mexico: octagonal seals for prepackaged food and non-alcoholic beverages with excess of sugar, sodium, saturated and trans fat, in addition to octagonal seals on products containing non-caloric sweeteners. The new labeling requirements came into effect in June 2023 and we are required to comply with this regulation not later than in June 2024.We are currently implementing all measures necessary to comply with this new regulation within the required timeframe.

In November 2021, the Argentine government issued a new law which sets forth front labeling requirements for prepackaged food and non-alcoholic beverages. The rules for this law were issued in March 2022, and established a labeling model similar to Mexico: octagonal seals for prepackaged food and non-alcoholic beverages with excess of calories, sugar, sodium, saturated and total fat, in addition to warnings for children on products containing caffeine and non-caloric sweeteners. The new labeling became effective in September 2022. We have been complying with the new labeling requirements.
In April 2023, the Official Mexican Standard (NOM-127-SSA1-2021) came into force, amending the NOM issued in 2000, imposing new parameters that water for human use and consumption must meet, which are stricter than those set forth in the previous NOM. As a result of these new parameters, we will have more stringent requirements in our water efficiency programs, and we will have to reinforce actions to implement water reduction initiatives in Mexico. Despite all these efforts, we cannot assure you that the result of our water reduction initiatives in Mexico will allow us to meet our target of reducing the water use ratio per liter of beverages produced.
In December 2023, the government of the State of Mexico, amended the Código Financiero del Estado de México y Municipios to modify and include certain tax provisions regarding environmental matters applicable as of January 2024. The main change is a new tax for waste water discharge, however, the issuance of the applicable guidelines in order to establish the collection mechanism is still pending. Until such guidelines are enacted we cannot assure that such guidelines will not have an adverse effect on our results or financial condition.
Sustainability Initiatives
Consistent with our business strategy and priorities, we aim to foster a sustainable future. To this end, we have recently updated our sustainable future framework, basing our efforts on three aspects (i) ethics and governance, (ii) human rights, diversity, equity and inclusion, and (iii) culture, while focusing on seven pillars: (i) water stewardship, (ii) world without waste, (iii) climate action, (iv) product portfolio, (v) sustainable sourcing, (vi) integral employee well-being, and (vii) community development.

We acknowledge that we have a role to play in developing our sustainability initiatives to enhance our environmental stewardship and social responsibility toward our people, our communities, and the environment. We have aligned our actions with the sustainable development goals of our communities and value chain, supporting the development of our suppliers while also seeking to improve living conditions and reduce our environmental impact.

In terms of governance, we seek to raise our ethical standards and to implement leading best practices. During 2021 we agreed to establish a Sustainability Committee that began holding sessions in 2022. This committee is comprised of members of our senior leadership team, so as to ensure that all of the relevant areas of our business and all of the countries in which we operate are fully involved in the creation of sustainability initiatives and decisions. Our objective is to continually reinforce our commitment to create value in the social, environmental and corporate governance areas, while positively impacting the communities we serve. The Sustainability Committee is responsible for: (i) guiding the strategy, (ii) creating and implementing public pledges, (iii) management and assignment of resources, (iv) monitoring and supervision, and (v) risk mitigation.

We have an Environmental Management System (“EMS”) that includes environmental policies and procedures that intend to identify, address and minimize environmental risks, as well as to implement appropriate strategies for the use of clean and renewable energy, efficient use of water and waste management throughout the value chain of all of our operations. We have programs that seek to reduce energy use and diversify our portfolio of clean and renewable energy sources to reduce greenhouse gas emissions and contribute to the fight against climate change. In addition, we establish short-, medium-, and long-term goals and indicators for the use, management and confinement of energy, air emissions, water discharges, solid waste and disposal of hazardous materials. All of our bottling facilities are ISO14001 certified, and 84.0% are Zero Waste certified.

Our 2030 projects related to sustainable mobility foresee an increase in the number of commercial electric vehicles in our fleet and an increase in efficiency in fuel consumption over distance covered.
In our Mexican operations, we established a partnership with The Coca-Cola Company and Alpla, our supplier of plastic bottles in Mexico, to create Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”), a PET recycling facility located in Toluca, Mexico. In 2023, this facility recycled 11,794 tons of PET resin. In addition, in 2022, we, together with Alpla, started the construction of a recycling plant located in Tabasco, Mexico, Planta Nueva Ecología de Tabasco (PLANETA), which is expected to start operations during 2024. This new plant will operate with state-of-the-art technology to process up to 50,000 tons of post-consumption PET bottles per year and to produce up to 35,000 tons of food grade recycled material, ready to be reused. We have also continued contributing funds to ECOCE, A.C., a nationwide collector of containers and packaging materials. In 2023, ECOCE collected 62.8% of the total PET resin waste in Mexico.
All of our bottling plants located in Mexico have received certain environmental certificates by federal and/or local authorities, which are annually renewed.
Our Costa Rican operations participate in a joint local recycling effort with The Coca-Cola Company at the recycling plant Misión Planeta, located in Alajuela, Costa Rica. This plant collects and recycles non-returnable plastic bottles, Tetrapak and cans. Additionally, our Costa Rican operations recycle, reuse and co-process 100.0% of their waste from its bottling plants, leverage certified suppliers and are in compliance with applicable legislation. Our bottling plants in Costa Rica are certified for ISO 50001, ISO 14061-1 and the Zero Waste Certification (Certificación de Sistemas Basura Cero) granted by The Coca-Cola Company. As part of our sustainable use of water, our Costa Rican operations participate in Agua para el Futuro, a strategic alliance with FEMSA Foundation, FUNDECOR (Fundación para el Desarrollo de la Cordillera Volcánica Central) and the Inter-American Development Bank, among others, whose goal is to “return” to the environment 100.0% of the water we use in our bottling plants, through the conservation and reforestation of key areas that replenish basins in the surrounding area of San Jose. For the fourth year in a row, our Costa Rican operations received the “Bandera Azul Ecologica” award in the climate change category.
In Nicaragua, our Nicaraguan subsidiary is leading a joint effort along with The Coca-Cola Company to collect and recycle non-returnable PET resin bottles in alliance with local recyclers and collectors. Additionally, our Nicaraguan operations recycle, reuse and co-process 95.0% of the waste from its bottling plants.

In Guatemala, our Guatemalan subsidiary and the FEMSA Foundation, participate in FUNCAGUA (Fundación para la conservación del agua de la región metropolitana de Guatemala), as founding partners. Several of this institution’s projects are related to sustainable water use. In addition to FUNCAGUA since July 2023, we also participate in environmental protection efforts in partnership with World Wildlife Fund, with respect to the replenishment of water in three sub-basins in María Linda, Ocosito and Pasabien in Guatemala.
All of our bottling plants in Central America are ISO 14001, ISO 9001:2015, and ISO 45001:2018 certified.
In Brazil, our bottling plant located in Jundiai has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by applicable law. The Itabirito and Maringá bottling plants have a Leadership in Energy and Environmental Design (“LEED”) certification, which is a globally recognized certification of sustainability in business design. In addition, the bottling plants of Jundiai, Mogi das Cruzes, Campo Grande, Marilia, Maringa, Curitiba, Antonio Carlos, Porto Alegre, Itabirito, Santa Maria and Bauru have been certified for ISO 9001; ISO 14001; ISO 45001 and FSSC 22000.
In Colombia, we are engaged in nationwide reforestation programs and campaigns for the collection and recycling of glass and plastic bottles, among other programs with positive environmental impacts. We have also obtained and maintained the ISO 9001, ISO 14001, ISO 45001, ISO 22000, ISO/TS 22000-1 and FSSC 22000 certifications for our bottling plants located in Tocancipa, Medellin, Cali, Bogota, Barranquilla, Bucaramanga and La Calera, as recognition for the highest quality and food harmlessness in our production processes, which is evidence of our strict level of compliance with relevant Colombian regulations. Our bottling plant located in Tocancipa obtained the Leadership in Energy and Environmental Design (“LEED 2009”) certification in April 2017. Additionally, our bottling plants in Colombia received the Zero Waste Certification (Certificación de Sistemas Basura Cero), granted by Icontec and the organization Basura Cero Global. In 2023, the Tocancipa bottling plant received a KAIZEN award from the Kaizen Institute for operational excellence.
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

The targets we established for our operations are consistent with reductions required to meet the goals of the Paris Agreement and limit global warming to well-below 2ºC above pre-industrial levels. Our target for emissions from our value chain meets the SBTi’s criteria for ambitious value chain goals, meaning it is in line with current best practice.
Pursuant to this public commitment, we made great progress during 2023 by increasing our renewable energy usage from 66.0% to 77.0%. Additionally, as part of our waste management strategies, in 2023, an average of 33.0% of our PET resin packaging was comprised of recycled materials. Furthermore, as part of our waste management strategy, we recycled 98.0% of the total post-industrial waste generated in our bottling facilities.

In September 2020, we issued US$705 million aggregate principal amount of 1.850% senior notes due 2032, or “green bonds”, the proceeds of which are being used to finance and refinance our eligible green projects, including investments and expenditures related to mitigation of climate change risks, efficient use of water resources and hydrological safety, and waste management and recycling of PET plastic bottles. As of December 31, 2023, we allocated 100.0% of green bond net proceeds to projects supporting climate action, water stewardship and a circular economy.
In September 2021, we issued two series of certificados bursátiles in the Mexican local market that are classified as sustainability-linked bonds and require us to achieve certain key performance indicators.

In October 2022, we issued two series of certificados bursátiles in the Mexican local market which were the first social bonds issued in the consumer sector in the Americas, as well as a sustainability bond. For further information, see “Item 5. Operating and Financial Review and Prospects—Summary of Significant Debt Instruments”.

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
These bottler agreements also provide that we will purchase our entire requirement of concentrate for Coca-Cola trademark beverages at prices, terms of payment and on other terms and conditions of supply as determined from time to time by The Coca-Cola Company.The Coca-Cola Company contributed a significant portion of our total marketing expenses in our territories during 2023 and has reiterated its intention to continue providing such support as part of our cooperation framework. Although we believe that The Coca-Cola Company will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by The Coca-Cola Company may vary materially from the levels historically provided. See Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Cooperation Framework with The Coca-Cola Company.
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
We have separate bottler agreements with The Coca-Cola Company for each of the territories where we operate, on substantially the same terms and conditions. The bottler agreements are automatically extended for successive ten-year terms unless the following conditions and procedures are complied with: eighteen months prior to the expiration of any ten-year period, either party may elect for any reason, with or without cause, to give notice to the other of its preliminary intention not to renew the agreement. Said notice, however, will not be binding until a final notice of non-renewal is given six months thereafter by either party. During the six-month period between preliminary notice and possible final notice of non-renewal, the parties may reconsider and nonetheless mutually agree in writing to renew the agreement for a further ten-year period. In the event that the decision is not to renew, the bottler agreement will terminate and expire at the end of such ten-year term. The automatic renewal process described above does not require any action. Only the non-renewal requires an action, see Note 3.12 to our consolidated financial statements.
As of the date of this report we had:
•four bottler agreements in Mexico: (i) the agreement for the Valley of Mexico territory, which is up for renewal in June 2033, (ii) the agreement for the southeast territory, which is up for renewal in June 2033, (iii) the agreement for the Bajio territory, which is up for renewal in May 2025, and (iv) the agreement for the Golfo territory, which is up for renewal in May 2025;
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

Description of Property, Plant and Equipment
As of December 31, 2023, we owned 56 bottling plants. By country, as of such date, we had 28 bottling plants in Mexico, seven in Central America, seven in Colombia, 11 in Brazil, two in Argentina, and one in Uruguay.

As of December 31, 2023, we operated 251 distribution centers, approximately 54.0% of which were in our Mexican territories. As of such date, we owned 83.0% of these distribution centers and leased the remainder. This calculation considers owned and third-party distribution centers managed by us in Mexico. See “—The Company—Product Sales and Distribution.”

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
The table below summarizes installed capacity, average annual utilization and utilization during peak month of our bottling plants by country:

Bottling Plants Summary As of December 31, 2023
Country	Installed Capacity (thousands of unit cases)(4)	Average Annual Utilization (%)(1)(2)	Utilization in Peak Month (%)(1)	Utilization in Peak Month (%) Main Packages(1)(3)

Mexico	2,809,697	61	69	74
Guatemala	231,191	72	81	92
Nicaragua	122,231	64	78	82
Costa Rica	93,208	53	56	77
Panama	72,456	44	51	51
Colombia	733,179	40	43	75
Brazil	1,566,219	69	74	74
Argentina	408,354	44	52	63
Uruguay	135,912	25	32	40

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

(4) Installed capacity contractions as compared to 2022 in Mexico, Brazil, and Argentina mostly reflect mix shifts to single-serve and temporary downtime due to line replacements and relocations.

The table below summarizes our main bottling plants in terms of installed capacity, including their location and facility area:

	Main Bottling Plant by Location As of December 31, 2023
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

Significant Subsidiaries
The table below sets forth all of our direct and indirect significant subsidiaries and the percentage of equity of each subsidiary we owned directly or indirectly as of December 31, 2023:

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
Effects of Changes in Economic Conditions. Our results are affected by changes in economic conditions in Mexico, Brazil and in the other countries where we operate. For the year ended December 31, 2023, approximately 77.4% of our total revenues were attributable to Mexico and Brazil. Some of these economies continue to be influenced by the U.S. economy, and therefore, deterioration in economic conditions in the U.S. economy may affect these economies. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our results and financial condition. Our business may also be significantly affected by the interest rates, inflation rates and exchange rates of the local currencies of the countries where we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. In addition, an increase in interest rates would increase the cost to us of variable rate funding, which would have an adverse effect on our financial position.

Treatment of Argentina as a Hyperinflationary Economy. Argentina’s economy meets the criteria to be treated as a hyperinflationary economy based on various economic factors, including that Argentina’s cumulative inflation over the three-year period prior to December 31, 2023 exceeded 100.0%, according to available indexes in the country. We adjusted the financial information of our Argentine operations to recognize inflationary effects and functional currency was converted to Mexican pesos for the periods ended December 31, 2023 and 2022 using the exchange rates at the end of such periods. See Note 3.4 to our consolidated financial statements.
New Accounting Pronouncements
For a description of the new IFRS and amendments to IFRS adopted during 2023, see Note 2.4 to our consolidated financial statements. In addition, for a description of the recently issued accounting standards, see Note 27 to our consolidated financial statements.

Critical Accounting Judgments and Estimates
For a description of the critical accounting judgments and estimates, see Note 2.3 to our consolidated financial statements.

Results

The following table sets forth our consolidated income statements for the years ended December 31, 2023, 2022 and 2021.

	Year Ended December 31,
	2023 (1)	2023	2022	2021
	(in millions of Mexican pesos or millions of U.S. dollars, except per share data)
Net sales	US$ 14,454	244,264	226,222	193,899
Other operating revenues	49	824	518	905
Total revenues	14,502	245,088	226,740	194,804
Cost of goods sold	7,943	134,228	126,440	106,206
Gross profit	6,560	110,860	100,300	88,598
Administrative expenses	759	12,820	11,263	9,012
Selling expenses	3,744	63,278	57,718	51,708
Other income	117	1,981	1,473	1,502
Other expenses	192	3,253	2,456	2,309
Interest expense	420	7,102	6,500	6,192
Interest income	189	3,188	2,411	932
Foreign exchange (loss) gain, net	(62)	(1,046)	(324)	227
Gain on monetary position for subsidiaries in hyperinflationary economies	6	93	536	734
Market value gain (loss) on financial instruments	10	169	(672)	80
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	1,704	28,792	25,787	22,852
Income taxes	520	8,781	6,547	6,609
Share in the profit of equity accounted investees, net of income taxes	13	215	386	88
Consolidated net income	1,197	20,226	19,626	16,331

	Year Ended December 31,
	2023 (1)	2023	2022	2021
	(in millions of Mexican pesos or millions of U.S. dollars, except per share data)

Consolidated net income	1,197	20,226	19,626	16,331
Attributable to:
Equity holders of the parent	1,156	19,536	19,034	15,708
Non-controlling interest	41	690	592	623
Consolidated net income	1,197	20,226	19,626	16,331
Per share data
Earnings per share from(2):
Basic controlling interest net income	0.07	1.16	1.13	0.93
Earnings per share from(3):
Diluted controlling interest net income	0.07	1.16	1.13	0.93

(1)    Translation to U.S. dollar amounts at an exchange rate of Ps.16.8998 to US$1.00 solely for the convenience of the reader.
(2)    Computed on the basis of the weighted average number of shares outstanding during the period: 16,807 million in 2023, 2022, and 2021.
(3)    The diluted earnings per share calculation was computed on the basis of the diluted weighted average number of shares outstanding during the period: 16,807 million in 2023, 2022 and 2021. For further information see Note 3.23 to our consolidated financial statements.

Operations by Consolidated Reporting Segment
The following table sets forth certain financial information for each of our consolidated reporting segments for the years ended December 31, 2023, 2022 and 2021. See Note 26 to our consolidated financial statements for additional information about all of our consolidated reporting segments.

	Years Ended December 31,
	2023	2022	2021
	(in millions of Mexican pesos)
Total revenues
Mexico and Central America(1)	149,362	131,002	115,794
South America(2)	95,726	95,738	79,010
Gross profit
Mexico and Central America(1)	71,665	62,035	57,366
South America(2)	39,195	38,265	31,232

(1)    Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)    Includes Colombia, Brazil (including the results of CVI from February 2022), Argentina and Uruguay.

Results for the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022
Consolidated Results
The comparability of our financial and operating performance in 2023 as compared to 2022 was affected by the following factors: (1) translation effects from fluctuations in exchange rates; (2) our results in Argentina, whose economy meets the criteria to be considered a hyperinflationary economy and (3) the ongoing integration of mergers and acquisitions completed in recent years, specifically the acquisitions of CVI in Brazil in January 2022. To translate the full-year results of Argentina for the years ended December 31, 2023 and 2022, we used the exchange rate at December 31, 2023 of 808.45 Argentine pesos per U.S. dollar and the exchange rate at December 31, 2022 of 177.16 Argentine pesos per U.S. dollar. The depreciation of the exchange rate of the Argentine peso at December 31, 2023, as compared to the exchange rate at December 31, 2022, was 356.3%. In addition, the average appreciation of currencies used in our main operations relative to the U.S. dollar in 2023, as compared to 2022, was 3.3% for the Brazilian real and 11.7% for the Mexican peso, and a depreciation of 1.6% for the Colombian peso relative to the U.S. dollar.

Total Revenues. Our consolidated total revenues increased by 8.1% to Ps.245,088 million in 2023 as compared to 2022, mainly as a result of volume growth, our revenue management initiatives and favorable price mix effects. These effects were partially offset by unfavorable currency translation effects from most of our operating currencies into Mexican pesos.

Total sales volume increased by 7.8% to 4,047.8 million unit cases in 2023 as compared to 2022, driven mainly by growth in all of our territories, including a strong performance in Mexico, Brazil, Colombia and Guatemala in 2023.

•In 2023, sales volume of our sparkling beverage portfolio increased by 5.2%, sales volume of our colas portfolio increased by 6.1%, and sales volume of our flavored sparkling beverage portfolio increased by 2.0%, in each case as compared to 2022.
•Sales volume of our still beverage portfolio increased by 6.5% in 2023 as compared to 2022.
•Sales volume of our bottled water category, excluding bulk water, increased by 17.6% in 2023 as compared to 2022.
•Sales volume of our bulk water category increased by 24.6% in 2023 as compared to 2022.
Consolidated average price per unit case decreased by 0.4% to Ps.58.54 in 2023, as compared to Ps.58.75 in 2022, mainly as a result of the negative translation effect resulting from the depreciation of most of our operating currencies relative to the Mexican peso. This was partially offset by favorable price-mix effects and revenue management initiatives.
Gross Profit. Our gross profit increased by 10.5% to Ps.110,860 million in 2023 as compared to 2022, with a gross margin increase of 100 basis points as compared to 2022 to reach 45.2% in 2023. This gross margin increase was mainly driven by our top-line growth, declining packaging costs, and favorable raw material hedging initiatives. These effects were partially offset by higher sweetener costs across our territories.

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
Administrative and Selling Expenses. Our administrative and selling expenses increased by 10.3% to Ps.76,098 million in 2023 as compared to 2022. Our administrative and selling expenses as a percentage of total revenues increased by 60 basis points to 31.0% in 2023 as compared to 2022, mainly driven by increased marketing, maintenance and labor expenses. These effects were partially offset by an operating foreign exchange gain in Mexico as a result of the appreciation of the Mexican Peso. In 2023, we continued investing across our territories to support marketplace execution, increase our cooler coverage, and increase our production capacity.
Other Expenses Net. We recorded other expenses net of Ps.1,272 million in 2023 as compared to Ps.983 million in 2022, this increase was mainly as a result of an increase in provisions for contingencies and a lower gain on sales of long-lived asset compared to 2022. For more information, see Notes 19 and 25.6 to our consolidated financial statements.
Interest Expense. Interest expense in 2023 was Ps.7,102 million as compared to Ps.6,500 million in 2022. This 9.3% increase was mainly driven by increases in interest rates that were partially offset by repayments of debt in Mexican Pesos and U.S. dollars.

Interest Income. Interest income in 2023 was Ps.3,188 million as compared to Ps.2,411 million in 2022. This was mainly driven by increases in interest rates.

Foreign exchange (loss) gain, net. We recorded a foreign exchange loss of Ps.1,046 million as compared to a loss of Ps.324 million recorded during the same period in 2022, as our cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican peso.

Gain on monetary position for subsidiaries in hyperinflationary economies. We recognized a lower gain in monetary position in inflationary subsidiaries, recording Ps.93 million during 2023, as compared to a gain of Ps.536 million during the previous year. This decrease was driven mainly by the significant depreciation of the Argentine Peso during 2023.

Market value gain (loss) on financial instruments. We recorded a gain in the market value of financial instruments of Ps.169 million during 2023, as compared to a loss of Ps.672 million during 2022. This effect was driven mainly by declining interest rates in Brazil as applied to our floating rate financial instruments.

Income Taxes. In 2023, our effective income tax rate increased to 30.5%, as compared to our effective income tax rate of 25.4% in 2022 mainly as a result of lower favorable effects in 2023 in the deferred tax, compared to the favorable effects that were recognized in the previous year. For more information, see Note 24.1 to our consolidated financial statements.

Share in the Profit (Loss) of Equity Accounted Investees, Net of Taxes. In 2023, we recorded a gain of Ps.215 million in the share in the profit of equity accounted investees, net of taxes, mainly due to the results of Jugos del Valle, our associate in Mexico and Fountain Agua Mineral Ltda, as compared to a gain of Ps.386 million registered during the previous year.

Net Income (Equity holders of the parent). We reported a net controlling interest income of Ps.19,536 million in 2023, as compared to Ps.19,034 million in 2022. This 2.6% increase was mainly driven by operating income growth, partially offset by an increase in our effective tax rate during the year.

Results by Consolidated Reporting Segment
Mexico and Central America

Total Revenues. Total revenues in our Mexico and Central America consolidated reporting segment increased by 14.0% to Ps.149,362 million in 2023 as compared to 2022, mainly as a result of a volume increase in all of our territories across the region coupled with favorable price-mix effects.
Total sales volume in our Mexico and Central America consolidated reporting segment increased by 9.4% to 2,394.8 million unit cases in 2023 as compared to 2022, as a result of a volume increase in all our territories across the region.
•Sales volume of our sparkling beverage portfolio increased by 6.0% in 2023 as compared to 2022, mainly driven by a 6.7% increase in our colas beverage portfolio.
•Sales volume of our still beverage portfolio increased by 7.6% in 2023 as compared to 2022, due to an 8.0% increase in Mexico.

•Sales volume of bottled water, excluding bulk water, increased by 17.2% in 2023 as compared to 2022, due to increases in both Mexico and Central America.
•Sales volume of our bulk water portfolio increased by 25.9% in 2023 as compared to 2022, due to an increase in both Mexico and Central America.
Sales volume in Mexico increased by 8.7% to 2,052.9 million unit cases in 2023, as compared to 1,889.9 million unit cases in 2022.
•Sales volume of our sparkling beverage portfolio increased 4.4% in 2023 as compared to 2022, driven by a 5.2% increase in our colas portfolio and a 0.9% increase in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio increased by 8.0% in 2023 as compared to 2022.
•Sales volume of bottled water, excluding bulk water, increased by 16.6% in 2023 as compared to 2022.
•Sales volume of our bulk water portfolio increased by 25.3% in 2023 as compared to 2022.
Sales volume in Central America increased by 14.2% to 341.9 million unit cases in 2023, as compared to 299.5 million unit cases in 2022, mainly as a result of solid execution, and a solid performance in all our territories across the region.
•Sales volume of our sparkling beverage portfolio increased by 14.0% in 2023 as compared to 2022, driven by a 14.7% increase in colas and 10.7% increase in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio increased by 6.0% in 2023 as compared to 2022.
•Sales volume of bottled water, excluding bulk water, increased by 22.7% in 2023 as compared to 2022.
•Sales volume of our bulk water portfolio increased by 287.6% in 2023 as compared to 2022.
Gross Profit. Our gross profit in our Mexico and Central America consolidated reporting segment increased by 15.5% to Ps.71,665 million in 2023 as compared to 2022 and gross profit margin increased 60 basis points to 48.0% as compared to 2022. This gross margin increase was driven mainly by our top-line growth, declining packaging costs and the appreciation of the Mexican Peso as applied to our U.S.dollar-denominated raw material costs. These effects were partially offset by increases in sweeteners costs.
Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in our Mexico and Central America consolidated reporting segment increased by 120 basis points to 32.4% in 2023 as compared to 2022. Administrative and selling expenses, in absolute terms, increased by 18.4% in 2023 as compared to 2022 driven mainly by an increase in operating expenses such as labor, marketing and maintenance.
South America
Total Revenues. Total revenues in our South America consolidated reporting segment decreased slightly to Ps.95,726 million in 2023 as compared to 2022, mainly as a result of volume growth, favorable price-mix and our revenue management initiatives. These factors were partially offset by unfavorable currency translation effects resulting from the depreciation of most of our operating currencies as compared to the Mexican peso. Total revenues for beer amounted to Ps.6,117 million in 2023 as compared to Ps.5,600 million in 2022.

Total sales volume in our South America consolidated reporting segment increased by 5.5% to 1,653.1 million unit cases in 2023 as compared to 2022, mainly as a result of strong volume growth in Brazil, Colombia and Uruguay coupled with a slight volume growth in Argentina.

•Sales volume of our sparkling beverage portfolio increased by 4.3% in 2023 as compared to 2022, mainly driven by a 5.1% increase in our colas portfolio.
•Sales volume of our still beverage portfolio increased by 5.0% in 2023 as compared to 2022, driven mainly by a 46.2% increase in Uruguay and 14.8% increase in Argentina.
•Sales volume of our bottled water category, excluding bulk water, increased by 18.0% in 2023 as compared to 2022, driven mainly by a 52.4% increase in Brazil and a 31.1% increase in Argentina.

•Sales volume of our bulk water portfolio increased by 10.7% in 2023 as compared to 2022, due to an increase in Colombia and Argentina, partially offset by a decrease in Brazil.
Sales volume in Brazil increased by 5.8% to 1,075.1 million unit cases in 2023, as compared to 1,016.2 million unit cases in 2022.
•Sales volume of our sparkling beverage portfolio increased by 5.6% in 2023 as compared to 2022, as a result of an increase of 6.8% in our colas portfolio and an increase of 2.2% in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio increased by 3.4% in 2023 as compared to 2022.
•Sales volume of our bottled water, excluding bulk water, increased by 13.1% in 2023 as compared to 2022.
•Sales volume of our bulk water portfolio decreased by 4.6% in 2023 as compared to 2022.
Sales volume in Colombia increased by 5.3% to 347.6 million unit cases in 2023, as compared to 330.1 million unit cases in 2022.
•Sales volume of our sparkling beverage portfolio increased by 4.0% in 2023 as compared to 2022, mainly driven by a 3.6% growth in colas and 5.7% volume growth in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio increased by 2.3% in 2023 as compared to 2022.
•Sales volume of bottled water, excluding bulk water, increased by 15.5% in 2023 as compared to 2022.
•Sales volume of our bulk water portfolio increased by 11.5% in 2023 as compared to 2022.
Sales volume in Argentina increased by 2.7% to 178.7 million unit cases in 2023, as compared to 173.9 million unit cases in 2022.
•Sales volume of our sparkling beverage portfolio decreased by 3.1% in 2023 as compared to 2022, mainly impacted by a 0.9% decrease in colas and 11.7% decrease in our flavored sparkling beverage portfolio.
•Sales volume of our still beverage portfolio increased by 14.8% in 2023 as compared to 2022.
•Sales volume of bottled water, excluding bulk water, increased by 31.1% in 2023 as compared to 2022.
•Sales volume of our bulk water portfolio increased by 50.7% in 2023 as compared to 2022.
Sales volume in Uruguay increased by 10.9% to 51.7 million unit cases in 2023, as compared to 46.6 million unit cases in 2022.
•Sales volume of our sparkling beverage portfolio increased by 3.3% in 2023 as compared to 2022.
•Sales volume of our still beverage portfolio increased by 46.2% in 2023 as compared to 2022.

•Sales volume of bottled water increased by 52.4% in 2023 as compared to 2022.

Gross Profit. Gross profit in our South America consolidated reporting segment amounted to Ps.39,195 million, an increase of 2.4% in 2023 as compared to 2022, with a 90 basis point margin expansion to 40.9%. This increase in gross profit was mainly driven by a favorable price-mix effect, our raw material hedging strategies and an increase in our top-line, partially offset by an increase in sweeteners costs.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in our South America consolidated reporting segment decreased by 40 basis points to 29.0% in 2023 as compared to 2022 driven mainly by savings and efficiencies. Administrative and selling expenses, in absolute terms, decreased by 1.4% in 2023 as compared to 2022.
Results for the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021
Consolidated Results
The comparability of our financial and operating performance in 2022 as compared to 2021 was affected by the following factors: (1) translation effects from fluctuations in exchange rates; (2) our results in Argentina, whose economy meets the criteria to be considered a hyperinflationary economy and (3) the ongoing integration of mergers and acquisitions completed in recent years, specifically the acquisitions of CVI in Brazil in January 2022. To translate the full-year results of Argentina for the years ended December 31, 2022 and 2021, we used the exchange rate at December 31, 2022 of 177.16 Argentine pesos per U.S. dollar and the exchange rate at December 31, 2021 of 102.72 Argentine pesos per U.S. dollar. The depreciation of the exchange rate of the Argentine peso at December 31, 2022, as compared to the exchange rate at December 31, 2021, was 72.5%. In addition, the average appreciation of currencies used in our main operations relative to the U.S. dollar in 2022, as compared to 2021, was 4.3% for the Brazilian real and 0.8% for the Mexican peso, and a depreciation of 13.7% for the Colombian peso relative to the U.S. dollar.

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
Other Expenses Net. We recorded other expenses net of Ps.983 million in 2022 as compared to Ps.807 million in 2021, this increase was mainly as a result of an increase in tax contingencies in Brazil. For more information, see Notes 19 and 25.6 to our consolidated financial statements.
Interest Expense. Interest expense in 2022 was to Ps.6,500 million, as compared to Ps.6,192 million in 2021, mainly driven by increases in interest rates and partially offset by the tender offer of senior notes completed during the third quarter of 2022.

Interest Income. Interest income in 2022 was Ps.2,411 million, as compared to Ps.932 million in 2021. This was mainly driven by increases in interest rates.

Foreign exchange (loss) gain, net. We recorded a foreign exchange loss of Ps.324 million as compared to a gain of Ps.227 million recorded during the same period in 2021, as our cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican peso.

Gain on monetary position for subsidiaries in hyperinflationary economies. We recorded a lower gain in monetary position in inflationary subsidiaries, recording Ps.536 million during 2022, as compared to a gain of Ps.734 million during the previous year, mainly resulting from a decrease on the net liability position of our subsidiary in Argentina.

Market value gain (loss) on financial instruments. We recognized a loss in the market value of financial instruments of Ps.672 million, as compared to a gain of Ps.80 million during 2021. This effect was driven mainly by an increase in interest rates as applied to our floating rate financial instruments.

Income Taxes. In 2022, our effective income tax rate decreased to 25.4%, as compared to our effective income tax rate of 28.9% in 2021 mainly as a result of favorable deferred tax credits. For more information, see Note 24.1 to our consolidated financial statements.

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

Results by Consolidated Reporting Segment
Mexico and Central America

Total Revenues. Total revenues in our Mexico and Central America consolidated reporting segment increased by 13.1% to Ps.131,002 million in 2022 as compared to 2021, mainly as a result of a volume increase in all of our territories across the region coupled with favorable price-mix effects and pricing initiatives.
Total sales volume in our Mexico and Central America consolidated reporting segment increased by 6.3% to 2,188.4 million unit cases in 2022 as compared to 2021, as a result of a volume increase in all our territories across the region.
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
Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in our Mexico and Central America consolidated reporting segment decreased by 70 basis points to 31.2% in 2022 as compared to 2021. Administrative and selling expenses, in absolute terms, increased by 7.3% in 2022 as compared to 2021 driven mainly by an increase in variable operating expenses as a result of top-line growth.
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

Gross Profit. Gross profit in our South America consolidated reporting segment amounted to Ps.38,265 million, an increase of 22.5% in 2022 as compared to 2021, with a 50 basis point margin expansion to 40.0%. This increase in gross profit was mainly driven by a favorable price-mix effect, our raw material hedging strategies and an increase in our top-line. These factors were partially offset by the depreciation of the average exchange rate of some of our operating currencies in the consolidated reporting segment as applied to our U.S. dollar-denominated raw material costs. In addition, for 2021 this line included the recognition of an extraordinary benefit of Ps.1,083 million during the second quarter of 2021, related to tax credits on concentrate purchased from the Manaus Free Trade Zone in Brazil.

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

Our total indebtedness was Ps.65,214 million as of December 31, 2023, as compared to Ps.78,669 million as of December 31, 2022. Short-term debt and long-term debt were Ps.140 million and Ps.65,074 million, respectively, as of December 31, 2023, as compared to Ps.8,524 million and Ps.70,145 million, respectively, as of December 31, 2022. Total indebtedness decreased Ps.13,455 million in 2023, as compared to year-end 2022. As of December 31, 2023, our cash and cash equivalents were Ps.31,060 million, as compared to Ps.40,277 million as of December 31, 2022. We had cash outflows in 2023 mainly resulting from dividend payments and repayment of debt. As of December 31, 2023, our cash and cash equivalents were comprised of 51.8% U.S. dollars, 14.7% Mexican pesos, 22.9% Brazilian reais, 3.2% Colombian pesos, 1.6% Argentine pesos and 5.8% other legal currencies. We believe that these funds, in addition to the cash generated by our operations, are sufficient to meet our operating requirements.

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
Sources and Uses of Cash. The following table summarizes the sources and uses of cash for the years ended December 31, 2023, 2022 and 2021, from our consolidated statements of changes in cash flows:

	Years Ended December 31,
	2023	2022	2021
	(in millions of Mexican pesos)
Net cash flows from operating activities	42,289	35,491	32,721
Net cash flows used in investing activities (1)	(20,070)	(19,597)	(9,547)
Net cash flows used in financing activities (2) (3)	(26,352)	(20,847)	(20,263)

(1) Includes purchases of property, plant and equipment in 2023, 2022 and 2021, in the amount of Ps.20,453 million, Ps.17,411 million and Ps.16,059 million, respectively.
(2) Includes proceeds from borrowings in 2023, 2022 and 2021, in the amount of Ps.151 million, Ps.6,089 million and Ps.11,191 million, respectively. In addition, includes repayments of borrowings Ps.8,401 million, Ps.8,432 million and Ps.14,189 million, respectively.
(3)Includes dividends paid in 2023, 2022 and 2021, in the amount of Ps.12,275, Ps.11,463, and Ps.10,649, respectively.

Debt Structure
The following chart sets forth the debt breakdown of our company and its subsidiaries by currency and interest rate type as of December 31, 2023:

Currency	Percentage of Total Debt(1)(2)	Average Nominal Rate(3)	Average Adjusted Rate(1)(4)
Mexican pesos	61.4%	8.7%	8.8%
U.S. dollars	15.8%	3.0%	4.6%
Brazilian reais	21.3%	7.8%	9.6%
Colombian pesos	1.3%	6.3%	6.3%
Argentine pesos	0.1%	130.0%	130.0%
Euros	0.02%	17.6%	17.6%

(1)    Includes the effects of our derivative contracts as of December 31, 2023, including cross currency swaps from U.S. dollars to Mexican pesos, U.S. dollars to Brazilian reais and U.S. dollars to Colombian pesos.
(2)    Due to rounding, these figures may not add up to 100.0%.
(3)    Annual weighted average interest rate per currency as of December 31, 2023.
(4)    Annual weighted average interest rate per currency as of December 31, 2023 after giving effect to interest rate swaps and cross currency swaps. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”
Summary of Significant Debt Instruments
The following is a brief summary of our significant long-term indebtedness with restrictive covenants outstanding as of the date of this annual report:

Mexican Peso-Denominated Bonds (Certificados Bursátiles).

On June 30, 2017, we issued Ps.8,500 million aggregate principal amount of 10-year fixed rate certificados bursátiles bearing an annual interest rate of 7.87% and due June 2027. This series of certificados bursátiles is guaranteed by Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V. (collectively, the “Guarantors”). In August 2021, Distribuidora y Manufacturera del Valle de México, S. de R.L. de C.V. or “Distribuidora,” a former guarantor of our certificados bursátiles, merged with and into Propimex, S. de R.L. de C.V., or “Propimex.”

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

As of the date of this annual report, we had the following certificados bursátiles outstanding in the Mexican securities market:

Issue Year	Maturity	Amount	Rate
2022	October 1, 2029	Ps.5,500 million	9.95%
2022	October 5, 2026	Ps.500 million	28-day TIIE + 0.05%
2021	September 14, 2028	Ps.6,965 million	7.36%
2021	September 17, 2026	Ps.2,435 million	28-day TIIE + 0.05%
2020	January 28, 2028	Ps.3,000 million	7.35%
2020	August 22, 2025	Ps.1,727 million	28-day TIIE + 0.08%
2017	June 18, 2027	Ps.8,500 million	7.87%

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

As of December 31, 2023:
•we had, on a consolidated basis, Ps.65,214 million of unsecured and unsubordinated indebtedness outstanding, none of which was secured indebtedness,
•we had, on an unconsolidated basis (parent company only), Ps.64,950 million of unsecured and unsubordinated indebtedness outstanding,
•the Guarantors collectively, on an unconsolidated basis, had no indebtedness with third parties, and
•our subsidiaries, other than the Guarantors, had Ps.264 million of unsecured and unsubordinated indebtedness outstanding.
The table below summarizes financial information of the Parent (issuer) and Guarantors (together the obligor group), as of December 31, 2023, and for the twelve-month periods ended December 31, 2023. This summarized financial information is presented on a combined basis with intercompany balances and transactions between entities in the obligor group eliminated.
The accounting policies applied in the summarized financial information are the same as those used in the preparation of the consolidated financial statements (see Note 3). Non-guarantor subsidiary financial information has been excluded from the summarized financial information below.

2023
In millions of Mexican pesos
	Propimex (7)	La Pureza (1) (7)	CIMSA (2) (7)	RVC (3) (7)	Yoli (4) (7)	CIBSA (5) (7)	Parent Coca-Cola FEMSA, S.A.B. de C.V. (7)	Eliminations (6)	Combined Wholly-owned Guarantors Subsidiaries and Parent
Current assets	Ps.14,977	Ps.386	Ps.537	Ps.715	Ps.99	Ps.102	Ps.21,071	Ps.(15,837)	Ps.22,050
Current assests balances with consolidated non-obligors	2,945	—	—	—	—	—	4,311	—	7,256
Non-current assets (8)	61,743	1,659	1,603	1,537	696	1,007	111,339	(22,400)	157,184
Non-current assests balances with consolidated non-obligors	237	—	—	—	54	—	5,768	(1)	6,058
Total assets	79,902	2,045	2,140	2,252	845	1,109	142,489	(38,234)	192,548
Current liabilities	26,267	413	339	454	289	1	3,315	(15,873)	15,205
Current liabilities with consolidated non-obligors	23,119	259	202	324	30	—	258	(1)	24,191
Non-current liabilities	24,484	31	11	20	2	15	79,592	(22,539)	81,616
Non-current liabilities with consolidated non-obligors	—	—	—	—	36	—	22,035	164	22,235
Total liabilities	73,870	703	552	798	356	16	105,200	(38,248)	143,247
Equity	6,032	1,342	1,588	1,454	492	1,093	37,289	11	49,301
Net sales	122,584	3,815	3,204	4,276	2,151	—	12,816	(24,859)	123,987
Net sales with consolidated non-obligors	—	—	—	—	—	—	1,567	—	1,567
Gross profit	53,599	447	399	420	213	—	14,383	(11,632)	57,829
Net income	4,448	214	197	224	35	61	2,234	(2,959)	4,454

(1)    Comercializadora La Pureza de Bebidas, S. de R.L. de C.V.
(2)    Grupo Embotellador Cimsa, S. de R.L. de C.V.
(3)    Refrescos Victoria del Centro, S. de R.L. de C.V.

(4)    Yoli de Acapulco, S. de R.L. de C.V.
(5)    Controladora Interamericana de Bebidas, S. de R.L. de C.V.
(6) This column includes eliminations of intercompany balances and transactions between the guarantors and parent entity.
(7) Refers to individual balances use for preparation of the consolidated statements.
(8) Excludes the investment in a non- obligor subsidiaries and equity method investees.

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
Bank Loans
As of December 31, 2023, we had a number of bank loans in Brazilian reais, U.S. dollars, Euros and Argentine pesos for an aggregate principal amount of Ps.264 million.
We are in compliance with all of the restrictive covenants in our debt instruments as of the date of this annual report.
Contingencies
We are subject to various claims and contingencies related to tax, labor and other legal proceedings. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. We may have losses related to such tax, labor and other legal proceedings. We periodically assess the probability of loss for such contingencies and accrue a provision and/or disclose the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a provision for the estimated loss. See Note 25.5 to our consolidated financial statements. We use outside legal counsel for certain complex legal proceedings. The following table displays the nature and amount of the loss contingencies recorded as of December 31, 2023 and December 31, 2022:

	As of December 31, 2023	As of December 31, 2022
	(in millions of Mexican pesos)	(in millions of Mexican pesos)
Tax	Ps. 1,348	Ps. 1,823
Labor	1,308	1,385
Legal	614	679
Total	Ps. 3,270	Ps. 3,887

In Brazil, we have been required by the relevant authorities to collateralize tax contingencies currently in litigation amounting to Ps.13,692 million, Ps.13,728 million and Ps.10,721 million as of December 31, 2023, 2022 and 2021, respectively, by pledging fixed assets, or providing bank guarantees.

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
Capital Expenditures
The following table sets forth our capital expenditures, including investment in property, plant and equipment, deferred charges and other investments for the periods indicated on a consolidated basis and by consolidated reporting segment:

	Years Ended December 31,
	2023	2022	2021
	(in millions of Mexican pesos)
Mexico and Central America(1)	13,415	11,759	9,800
South America(2)	7,981	7,906	4,064
Capital expenditures, net(3)	21,396	19,665	13,865

(1)    Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)    Includes Colombia, Brazil, Argentina and Uruguay.
(3)    Includes disposals of property, plant and equipment, intangible assets, and other long-lived assets of Ps.93 million, Ps.250 million and Ps.57 million during the years ended December 31, 2023, 2022 and 2021, respectively.

In 2023, 2022 and 2021, we focused our capital expenditures on investments in (i) increasing production capacity; (ii) placing coolers with retailers; (iii) returnable bottles and cases; (iv) improving the efficiency of our distribution infrastructure; and (v) information technology.

We have budgeted capital expenditures in an amount ranging between 8.0% and 9.0% of total revenues for 2024, which amount will primarily focus on strengthening our infrastructure, especially our manufacturing and distribution capacity, returnable bottles and cases, investments in information technology and investments in assets that increase our presence in the market. As is customary, this amount will depend on market and other conditions across our territories.

We estimate that of our projected capital expenditures for 2024, approximately 36.7% will be for our Mexican territories and the remaining will be for our non-Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2024.

Historically, The Coca-Cola Company has contributed resources that we generally use for initiatives that promote volume growth of Coca-Cola trademark beverages. Contributions by The Coca-Cola Company are made on a discretionary basis. Although we believe that The Coca-Cola Company will make additional contributions in the future, including assist our capital expenditure program based on past practice and the benefits to The Coca-Cola Company as owner of the Coca-Cola brands from investments that support the strength of the brands in our territories, we can give no assurance that any such contributions will be made.
Hedging Activities
We have entered and continue to enter into derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
The following table provides a summary of the fair value of derivative instruments as of December 31, 2023. The fair market value is estimated using market prices that would apply to terminate the contracts at the end of the period and are compared with external sources through bank statements provided by the bank entity, which generally are also our counterparties to the relevant contracts.

	Fair Value as of December 31, 2023. Assets (liabilities)
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total fair value
	(in millions of Mexican pesos)
Cross Currency Swaps
U.S. dollars to Mexican pesos	—	—	(1,192)	(683)	(1,875)
U.S. dollars to Brazilian reais	—	(984)	(185)	(171)	(1,340)
U.S. dollars to Colombian pesos	—	96	—	—	96
Interest Rate Swaps
U.S. fixed rate to U.S. floating rate	—	—	—	(1,381)	(1,381)
Forwards
U.S. dollars to Mexican pesos	(274)	—	—	—	(274)
U.S. dollars to Brazilian reais	(123)	—	—	—	(123)
U.S. dollars to Colombian pesos	(136)	—	—	—	(136)
U.S. dollars to Argentine pesos	36	—	—	—	36
U.S. dollars to Uruguayan pesos	(7)	—	—	—	(7)
U.S. dollars to Costa Rican colones	(10)	—	—	—	(10)
Commodity Hedge Contracts
Sugar	76	(72)	—	—	4
Aluminum	21	—	—	—	21

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
At our general ordinary shareholders meeting held on March 19, 2024, the following directors were appointed or confirmed: 9 directors were appointed or confirmed by the Series A shares, 4 directors were appointed or confirmed by the Series D shares and 3 directors were appointed or confirmed by the Series L shares. Our board of directors is currently comprised of 16 members.
See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for information on relationships with certain directors and senior management.
As of the date of this annual report, our board of directors had the following members:

Series A Directors

José Antonio Vicente Fernández Carbajal Chairman	Born:	1954
	Gender:	Male
	Appointed to the board:	1993, as director; 2001 as chairman.
	Term:	Through the date of our annual shareholders meeting of 2025.
	Other public companies directorships:	Executive chairman of the board of directors of FEMSA. Member of the board of directors of Industrias Peñoles, S.A.B. de C.V.
Other current directorships:
Chairman of the board of directors of Fundación FEMSA, A.C. and member of the board of directors of the Massachusetts Institute of Technology, or MIT and of Instituto Tecnológico y de Estudios Superiores de Monterrey, or ITESM. Member of the board of global advisors of the Council for Foreign Relations.

Career and experience:
He currently serves as Executive Chairman of the board of directors and Chief Executive Officer of FEMSA since July 2023. He joined FEMSA in 1988 and has held several positions such as Deputy Chief Executive Officer, Chief Operating Officer of FEMSA, Commercial Vice President of Cerveceria Cuauhtémoc Moctezuma, Chief Executive Officer of Cadena Comercial OXXO, and Manager of Strategic Planning of Grupo Visa. In 1995, he was appointed Chief Executive Officer of FEMSA and, in 2001, Chairman of the board of directors of FEMSA, serving in both positions until December 2013. His extensive background and experience brings to the board a strategic vision, conscientious leadership, deep industry knowledge, talent attraction skills, culture and corporate governance reinforcement, as well as a strong understanding of Latin American markets.

	Education:	Holds a degree in Industrial Engineering and a Master of Business Administration, or MBA from ITESM.

Javier Gerardo Astaburuaga Sanjines Director	Born:	1959
	Gender:	Male
	Appointed to the board:	2024
	Term:	Through the date of our annual shareholders meeting of 2025.
	Other public companies directorship:	Member of the board of directors of Grupo Acosta Verde, S.A.B. de C.V.
Career and experience:
He is an independent consultant with extensive experience as Director of Corporate Development, Chief Financial and Corporate Officer of FEMSA, and Co-Chief Executive Officer of FEMSA Cerveza, where he held several senior management positions, including Chief Financial Officer and Chief Sales Officer. His extensive experience in the industry, corporate and financial areas provides a solid vision for key decisions within our company.

	Education:	Bachelor’s degree in Public Accounting from ITESM, accredited as a Certified Public Accountant.
	Alternate director:	Martin Felipe Arias Yaniz

Federico José Reyes García Director	Born:	1945
	Gender:	Male
	Appointed to the board:	1993
	Term:	Through the date of our annual shareholders meeting of 2025.
	Coca-Cola FEMSA’s committees:	Member of the planning and finance committee.
Career and experience:
He is an independent consultant. He was Executive Vice President of Corporate Development at FEMSA, where he also held several important positions such as Director of Corporate Development and Chief Financial and Corporate Development Officer. With his considerable track record, he brings a broad vision in corporate governance, financial development and Latin American markets.

	Education:	Holds a Bachelor’s degree in Administration and Finance from ITESM.

Ricardo Guajardo Touché Independent Director	Born:	1948
	Gender:	Male
	Appointed to the board:	1993
	Term:	Through the date of our annual shareholders meeting of 2025.
	Coca-Cola FEMSA’s committees:	Chairman of the planning and finance committee.
	Other public companies directorships:	Member of the boards of directors of Grupo Aeroportuario del Sureste, S.A.B. de C.V. and Vitro, S.A.B. de C.V.
Career and experience:
He is an independent consultant. He was Chairman of the board of directors of Solfi, S.A. de C.V., Chairman and Chief Executive Officer of Grupo Financiero BBVA Bancomer and Chief Executive Officer of Grupo Valores Monterrey.
His extensive experience as a consultant to companies in various industries and his knowledge of banking and finance provide him with an effective vision in decision-making as well as global influence and leadership.

	Education:	Holds an Electrical Engineering degree from ITESM and the University of Wisconsin and a Master’s degree from the University of California,Berkeley.
	Alternate director:	Alfonso González Migoya (independent)

Enrique F. Senior Hernández Independent Director	Born:	1943
	Gender:	Male
	Appointed to the board:	2004
	Term:	Through the date of our annual shareholders meeting of 2025.
	Coca-Cola FEMSA’s committees:	Member of the planning and finance committee.
	Other public companies directorships:	Member of the board of directors of Grupo Televisa, S.A.B. de C.V.
	Other current directorships:	Member of the boards of directors of Cinemark USA, Inc. and Televisa Univision, Inc.
Career and experience:
Managing Director of Allen & Company, LLC., or Allen & Company. He has served as Executive Vice President and Chief Administrative Officer of Allen & Company since 1980. He has extensive experience in mergers and acquisitions, corporate finance and knowledge of the consumer products and entertainment industries. He also has a broad understanding of corporate governance through his service on other boards.

Education:
Holds a Bachelor´s degree in Architecture, Electrical Engineering, and Industrial Management from Yale University, an MBA from Harvard University Business School and an Honorary Doctor of Laws degree from Emerson College.

José Henrique Cutrale Director	Born:	1974
	Gender:	Male
	Appointed to the board:	2022
	Term:	Through the date of our annual shareholders meeting of 2025.
Other current directorships:
Member of the boards of directors of our Brazilian subsidiary SPAL Indústria Brasileira de Bebidas S.A., Sucocítrico Cutrale, Ltda (“Sucocítrico Cutrale”), Burlingtown UK Limited, Cutrale North America, Inc. and Chiquita Holdings Limited.

	Career and experience:	He is an officer of Sucocítrico Cutrale. With his experience in the industry, he brings a vision in global markets and finance.
	Alternate director:	Graziela Cutrale

Francisco Zambrano Rodríguez Independent Director	Born:	1953
	Gender:	Male
	Appointed to the board:	2003
	Term:	Through the date of our annual shareholders meeting of 2025.
	Coca Cola FEMSA’s Committee:	Member of the audit committee.
Other current directorships:
Member of the boards of directors of Desarrollo Inmobiliario y de Valores, S.A. de C.V. (“Desarrollo Inmobiliario"), Corporativo Zeta Divasa, S.A.P.I. de C.V. (“Corporativo Zeta DIVASA”), and IPFC Inmuebles, S.A.P.I. de C.V. (“IPFC Inmuebles”).

Career and experience:
He is currently and independent consultant and co-Chief Executive Officer of Desarrollo Inmobiliario, Corporativo Zeta DIVASA and IPFC Inmuebles.He has extensive knowledge of the financial sector, banking and private investment services, development and management of real estate projects and private investment funds in the real estate sector, as well as experience as an estate planning consultant. He contributes extensively by providing a financial approach to strategic decision making, leadership and management, as well as a good understanding of corporate governance.

	Education:	Holds a Chemical Engineering Administrator degree from ITESM and an MBA from the University of Texas at Austin.

Luis Alfonso Nicolau Gutiérrez Independent Director	Born:	1961
	Gender:	Male
	Appointed to the board:	2018
	Term:	Through the date of our annual shareholders meeting of 2025.
	Coca-Cola FEMSA’s Committee:	Member of the corporate practices committee.
	Other public companies directorships:	Member of the boards of directors of Grupo Posadas, S.A.B. de C.V., Gentera, S.A.B. de C.V., GCC, S.A.B. de C.V. and Becle, S.A.B. de C.V. (Cuervo).
	Career and experience:	He has been a partner at Ritch, Mueller y Nicolau, S.C. since 1990, specializing in mergers and acquisitions, debt and equity capital markets offerings, and banking and finance transactions.
	Education:	Holds a Law degree from the Escuela Libre de Derecho and a Master´s degree in Law from Columbia University.

Luis Rubio Freidberg Independent Director	Born:	1955
	Gender:	Male
	Appointed to the board:	2017
	Term:	Through the date of our annual shareholders meeting of 2025.
	Coca-Cola FEMSA’s committees:	Chairman of the corporate practices committee.
	Other public companies directorships:	The India Fund, Inc.
	Other current directorships:	Member of the boards of directors of Xanthus, the Halifax Security Forum, and Chairman of Mexico Evalúa Centro de Análisis de Políticas Públicas, A.C.

Career and experience:
With a robust career as an advisor to the Secretary of Finance and Public Credit of the Mexican Republic, Director of Planning for Citibank in Mexico, as well as an author, book editor, contributor to Reforma newspaper and commentator on international, economic and political issues. He brings a global vision on financial, economic, political and social issues.

Education:	Holds a Bachelor´s degree in political science and public administration from Universidad Iberoamericana and a Master and Ph.D. in Political Science from Brandeis University and, McKinsey MMBA.

Series D Directors

John Murphy Director	Born:	1962
	Gender:	Male
	Appointed to the board:	2019
	Term:	Through the date of our annual shareholders meeting of 2025.
	Coca-Cola FEMSA’s committees:	Member of the planning and finance committee.
	Career and experience:
He has served as President and Chief Financial Officer of The Coca-Cola Company since October 2022. He was President of The Coca-Cola Company's Asia Pacific Group from 2016 to 2018, and previously served as President of the South Latin business unit from 2013 to 2016 and President of the Latin Center business unit from 2008 to 2012. Since 1998, when he began his career with The Coca-Cola Company, he has held various positions in general management, finance and strategic planning.

	Education:
Holds a Bachelor´s degree in Business Studies from Trinity College in Dublin and a Diploma in Professional Accounting from the Trinity College in Dublin. He qualified as a chartered accountant of the Irish Institute of Chartered Accountants.

	Alternate director:	Stacy Lynn Apter

José Octavio Reyes Lagunes Director	Born:	1952
	Gender:	Male
	Appointed to the board:	2016
	Term:	Through the date of our annual shareholders meeting of 2025.
	Career and experience:
He was a member of the board of directors and of the corporate governance committee of Mastercard Worldwide and a member of the board of directors of SitWIFI, S.A. de C.V. He also served on the board of directors of Coca-Cola Hellenic Bottling Co. and on the board of directors and associates assembly of Papalote Museo del Niño. In 1975, he began his professional experience at Industrias Resistol, and 5 years later began a career of more than 30 years with The Coca-Cola Company, holding various positions in Mexico, the United States and Brazil. He served as Vice-Chairman of The Coca-Cola Company from 2013 to 2014 and as President of the Latin American Group of The Coca-Cola Company from 2002 to 2012. In 1996, became President for the Mexico Division of The Coca-Cola Company. As a result of his extensive experience in different national and international companies, he offers a unique vision of leadership and management, as well as a high knowledge of corporate governance of public and private companies.

	Education:	He holds a degree in Chemical Engineering from the Universidad Nacional Autónoma de Mexico and an MBA from ITESM.
	Alternate director:	Enrique Rapetti

Nikolaos Koumettis Director	Born:	1964
	Gender:	Male
	Appointed to the board:	2022
	Term:	Through the date of our annual shareholders meeting of 2025.
	Other public companies directorships:	Chairman of the board of directors of Societe BIC.
	Other current directorships:	Canada Goose International.

Career and experience:
He is currently President of The Coca-Cola Company's European Operating Unit. He joined The Coca-Cola Company in 2001 as General Manager for Greece and Cyprus and has held various international positions including Regional President for the Adriatic and the Balkans, President of Southeast Europe, President of the Canadian Business Unit, President of Europe, Middle East and Africa. He started his career in marketing and sales with Kraft Jacobs Suchard, Elgeka and Papastros / Phillip Morris. He was member of the board of directors of Coca-Cola Beverages Africa. Through his extensive work history, he brings an international leadership approach to the business, with high expertise in marketing and sales.

	Education:	He holds a Bachelor´s degree of Science of Business Administration from the American College of Greece and a Master´s degree in Science of International Marketing from Strathclyde Business School.
	Alternate director:	Erin L. May

Jennifer Kay Mann Director	Born:	1972
	Gender:	Female
	Appointed to the board:	2023
	Term:	Through the date of our annual shareholders meeting of 2025.
	Other current directorships:	Member of the boards of directors of Morehouse College, Fairlife LLC, American Beverage, and Boys & Girls Club of America.
Career and experience:
She is currently Executive Vice President and President of North America for The Coca-Cola Company. She served as President of Global Ventures for The Coca-Cola Company and as Chief People Officer and Chief of Staff for The Coca-Cola Company Chairman and CEO James Quincey. Since joining The Coca-Cola Company in 1997, her leadership roles have included Vice President and General Manager of Coca-Cola Freestyle. Jennifer has successfully led high-performing teams at The Coca-Cola Company. She brings leadership and management experience.

	Education:	Holds a Bachelor’s degree in accounting from Georgia State University.
	Alternate director:	Felix Poh

Series L Directors

Victor Alberto Tiburcio Celorio Independent Director	Born:	1951
	Gender:	Male
	Appointed to the board:	2019
	Term:	Through the date of our annual shareholders meeting of 2025.
	Coca-Cola FEMSA’s committees:	Chairman and Financial Expert of the Audit Committee.
	Other public companies directorships:	Member of the boards of directors of FEMSA, Grupo Palacio de Hierro, S.A.B. de C.V., Fresnillo, PLC and Grupo Nacional Provincial, S.A.B.
Other directorships:
Member of the boards of directors of Profuturo Afore, S.A. de C.V., Grupo Financiero Scotiabank Inverlat, S.A. de C.V., TankRoom, S.A.P.I. de C.V. and member of the governing board of the Instituto Tecnológico Autónomo de México (“ITAM”) and governing council of Transparencia Mexicana, A.C.

Career and experience:
He is an independent consultant and was previously a partner of Mancera, S.C. (Ernst & Young Mexico), as well as its Managing Director for 13 years. He is qualified as a “financial expert” under the Sarbanes-Oxley Act. Due to his extensive background, he provides a broad knowledge of financial reporting, auditing, corporate governance, regulatory compliance and risk prevention to ensure the sustainable value of the organization. In addition, he has experience in the financial sector, consumer goods, consulting and Latin American markets through his involvement as a consultant to public and private companies.

	Education:	Holds a Bachelor´s degree in public accounting from Universidad Iberoamericana and an MBA from ITAM.

Olga Gonzalez Aponte Independent Director	Born:	1966
	Gender:	Female
	Appointed to the board:	2024
	Term:	Through the date of our annual shareholders meeting of 2025.
	Coca-Cola FEMSA’s Committees:	Member of the Audit Committee.
	Other public companies directorships:	Member of the boards of directors of FEMSA and WM Technology, Inc.
Career and experience:
She is currently Chief Executive Officer and President of Wild Fork US., former Senior Vice President and Chief Financial Officer for Walmart México y Centroamerica. She has held international internal audit and Chief Financial Officer roles for Walmart, Inc. with expat assignments in Chile and Mexico. She has experience in public companies having served as director on the board of directors of Walmart de México y Centroamerica. She has extensive knowledge of finance and auditing, risk management, corporate governance, as well as of the Latin American markets.

	Education:	She holds a bachelor’s degree in accounting from the Pontificia Universidad Católica de Puerto Rico and an MBA from Florida International University.
	Alternate director:	Jaime A. El Koury (independent)

Amy Eschliman Independent Director	Born:	1973
	Gender:	Female
	Appointed to the board:	2023
	Term:	Through the date of our annual shareholders meeting of 2025.
	Coca-Cola FEMSA’s committees:	Member of the Planning and Finance Committee.
	Other current directorships:	Member of the Keen Shoes advisory board.
Career and experience:
She is currently Chief Digital Officer at Crate & Barrel Holdings, Inc. She was formerly Managing Director at Google Cloud. Prior to Google, she was Senior Vice President of Customer Relationship Management and Senior Vice President of Digital Commerce at Sephora, Vice President, Digital Commerce, at Pottery Barn, within WilliamsSonoma, Inc. Due to her background and leadership positions, she brings diverse skills and knowledge in the innovation, technology and management sectors.

	Education:	She holds a BA in Economics from the University of California, Berkeley and an MBA from Harvard Business School.

The secretary of the board of directors is Alejandro Gil Ortiz and the alternate secretary of the board of directors is Carlos Luis Díaz Sáenz, our general counsel.
In June 2004, José Luis Cutrale directly or through other companies made a capital contribution equivalent to approximately US$50 million to our Brazilian operations in exchange for approximately 16.9% equity stake in these operations. We entered into an agreement with Mr. Cutrale pursuant to which he was invited to serve as a director of our company. Due to the unfortunate death of Mr. Cutrale in 2022, we have agreed to appoint his son, Jose Henrique Cutrale, as member of our board of directors.

Senior Management
The following are the senior management of our company:

Ian Marcel Craig Garcia Chief Executive Officer	Born:	1972
	Gender:	Male
	Joined:	2003
	Appointed to current position:	2023
	Business experience with us:
He previously held various senior management positions in the company, including Chief Operating Officer of Brazil, and prior to that, Chief Operating Officer of Argentina. He also held the positions of Chief Finance Officer and Strategic Planning for the South America Division, Chief Finance Officer, Director of Planning and Corporate Affairs in the Mercosur Region, and Corporate Director of Finance and Treasury at Coca-Cola FEMSA.

	Other business experience:	With his experience within the group, he worked in a Corporate Finance position and in the Beer Division in a Supply Chain position. Also worked in other companies in the area of strategic planning.
	Education:
He holds a BS degree in Industrial Engineering from the ITESM, an MBA from the Booth School of Business at the University of Chicago, and a Master’s degree in International Business Law from the ITESM.

Gerardo Cruz Celaya Chief Financial Officer	Born:	1977
	Gender:	Male
	Joined:	2003
	Appointed to current position:	2023
	Business experience with us:
He held various senior management positions in the company's finance area, including Corporate Director of Finance and Treasury, Director of Planning and Finance for Latin America, and Chief Finance Officer for Coca-Cola FEMSA Colombia. In addition to his responsibilities as Chief Financial Officer, Gerardo supervises our supplier, risk management, and sustainable bonds strategies. Throughout his career, Gerardo has been a strong advocate for inclusion and diversity. As President of Coca-Cola FEMSA’s inclusion and diversity board for the past two years, he has played a pivotal role in enhancing the company’s commitment to creating a more inclusive and welcoming workplace for all.

	Education:	He holds a BA degree in Economics and a Master's degree in Applied Statistics both from the ITESM.

Antonio Diaz Caneja Guillen Human Resources Officer	Born:	1978
	Gender:	Male
	Joined:	2003
	Appointed to current position:	2023
	Business experience with us:
With his experience dedicated to Human Resources at the company, he has overseen topics including employee well-being, talent development, human rights, and diversity, equity, and inclusion. He has served as Corporate Compensation Manager, Corporate Labor Development Manager, Director of Organizational Effectiveness for Coca-Cola FEMSA Philippines, Corporate Director of Labor and Social Development, and Director of Human Resources in Colombia, and Director of Human Resources for our Latin America division.

	Education:	Holds a BA degree in Business Administration and Management from the Universidad Iberoamericana.

Catherine Nicole Reuben Hatounian Corporate Affairs Officer	Born:	1971
	Gender:	Female
	Joined:	2014
	Appointed to current position:	2023

	Business experience with us:
Covering institutional and regulatory areas as well as ESG issues, throughout her career at Coca-Cola FEMSA. Before assuming her current role, she held different positions including Director of Corporate Affairs for Coca-Cola FEMSA México, Corporate Director of Regulatory Affairs and Institutional Relations, and Manager of Corporate Affairs for Coca-Cola FEMSA Central America, with responsibilities in Guatemala, Nicaragua, Costa Rica, and Panama.

	Other business experience:
Previously, Catherine was Executive Director of the Costa Rican-American Chamber of Commerce and worked in the Foreign Investment Promotion Agency of Costa Rica (CINDE) supporting companies interested in nearshoring opportunities.

	Education:
She holds a BA degree with a double major in Economics and Business Administration & Finance from Universidad Nacional de Costa Rica. She has studies in Political Communication from Universidad San Judas Tadeo in Costa Rica, as well as a Sustainability Certificate from MIT.

Rafael Ramos Casas Chief Supply Chain and Engineering Officer	Born:	1961
	Gender:	Male
	Joined:	1999
	Appointed to current position:	2018
	Business experience with us:
He held various positions within our Mexican operations. As part of his responsibilities as Chief Supply Chain and Engineering Officer, he leads our environmental stewardship strategy across our operations.

	Other business experience:
With his experience in the beverage industry, he previously served in several senior management positions, including Manufacturing Director for Southeast Mexico, Supply Chain Director for Mexico and Central America, and Supply Chain Director of FEMSA Comercio.

	Education:	Holds a BS degree in Biochemical Engineering and a Master’s degree in Business Administration of Agricultural Enterprises both from the ITESM.

Washington Fabricio Ponce García Chief Operating Officer—Mexico	Born:	1968
	Gender:	Male
	Joined:	1998
	Appointed to current position:	2019
	Business experience with us:
With his experience in the beverage industry, he previously served in several senior management positions, including President and Chief Operating Officer of the Philippines Operation, Director of Operations in Colombia, Managing Director of Central America, Argentina, and Colombia, and Director of Strategic Planning for Latin America Region.

	Other business experience:	Prior to joining Coca-Cola FEMSA, he worked as a Senior Consultant in Bain & Company, and as Managing Director for Heineken in Brazil.
	Education:	Holds a Master´s degree in Economics from INCAE, Business School in Costa Rica.

Aitor Ocejo Zubizarreta Chief Operating Officer—Latin America	Born:	1974
	Gender:	Male
	Joined:	2000
	Appointed to current position:	2023
	Business experience with us:	He has served in several senior management positions, including Director of Operations in Guatemala, Director of Operations in Venezuela, Commercial and Business Development in Venezuela, and several strategic operational and marketing positions in Mexico, as well as other roles including Corporate Inorganic Acquisitions and Corporate Commercial Development.
	Other business experience:	With his experience in the beverage industry, he served in several senior management positions at The Coca-Cola Company.
	Education:	Holds a BS degree in Industrial Engineering from Universidad Iberoamericana.

Eduardo Pereyra Mendez Chief Operating Officer—Brazil	Born:	1973
	Gender:	Male
	Joined:	1996
	Appointed to current position:	2023
	Business experience with us:
With his experience in the beverage industry, he previously served in several senior management positions, including Director of Operations in Colombia, Commercial Director in Venezuela, Brazil, and Colombia, and Regional Manager in Mexico and Colombia.

	Education:	Holds a BS degree in Industrial Engineering from ITESM and has an MBA from the Adolfo Ibañez University of Chile, and an Advanced Management Program, or AMP from the Universidad de Navarra, IESE.

Gabriel Coindreau Montemayor Strategic Planning Officer	Born:	1970
	Gender:	Male
	Joined:	2000
	Appointed to current position:	2023
	Business experience with us:	With extensive strategic planning experience, he previously served in several strategic positions, including Corporate Director of Strategic Projects and Initiatives, Corporate Director of Planning and Organizational Development, Managing Director for Coca-Cola FEMSA Colombia and Central America, as well as different positions in the Corporate Strategic Planning and Human Resources Departments.
	Education:	Holds a BS degree in Electronics Engineering and Communications from the ITESM.

Nicolas Bertelloni Chief Growth Officer	Born:	1981
	Gender:	Male
	Joined:	2004
	Appointed to current position:	2023
	Business experience with us:
He possesses extensive expertise in the areas of marketing and market intelligence, particularly in leading teams during times of transformation and crisis. Previously, he held various roles within the organization, including Director of Marketing for the Brazil and Mexico Divisions, and Director of Operations for Argentina and Uruguay.

	Other business experience:	Head of Pricing and Marketing Mix Modeling at Nielsen Brazil between 2015 and 2016.
	Education:
He holds a BA degree in Business Administration and a BA degree in Economics both from Universidad de Buenos Aires. Additionally, he completed post-graduate studies in International Economics from Institut für Weltwirtschaft in Germany and an MBA from Fundação Getúlio Vargas in Brazil.

Ignacio Echevarría Mendiguren Digital and Technology Officer	Born:	1967
	Gender:	Male
	Joined:	2018
	Appointed to current position:	2021
	Business experience with us:	Joined the company in 2018 as Information Technology Director.

Other business experience:
With his experience in the IT industry, he began his professional career as a technology consultant for consumer companies at Arthur Andersen. He has served as a board member for several startups and in the financial sector Banco Compartamos and the Gentera Foundation. He joined the beverage industry years ago where he has collaborated on digital transformation projects in 13 African countries (Equatorial Bottler Company), 15 European countries (Coca-Cola European Partners), and 10 countries in Latin America (Coca-Cola FEMSA).

Education:	Holds a BS degree in Industrial Engineering from The School of Industrial Engineering of Barcelona and an MBA from IE Business School in Madrid.

Diversity, Equity and Inclusion on the Board of Directors and Senior Management
Our board of directors is comprised of 16 board members and eight alternates, 75.0% of which are men and 25.0% of which are women. Of our senior management, 90.0% are men and 10.0% are women.
We have a corporate human resources policy that fosters inclusion, diversity, equal opportunities and non-discrimination, including gender distinction. This policy was approved by our board of directors and all of our employees are required to comply with it. Our human resources officer, Antonio Diaz Caneja Guillen, is responsible for enforcing such policy.

Compensation of Directors and Officers

For the year ended December 31, 2023, the aggregate compensation paid to our executive officers and senior management was approximately Ps. 1,949 million. The aggregate compensation amount includes cash bonus awards and bonuses paid to certain of our executive officers and senior management pursuant to our incentive plan for stock purchases. See “—Bonus Program.”

The aggregate compensation for directors during 2023 was Ps.14.9 million. For each meeting attended in 2023, we paid US$13,000 to each director with foreign residence and nationality and US$9,000 to all other directors.

We paid US$5,000 to each of the members of the audit, finance and planning and the corporate practices committees per each meeting attended, and we paid US$6,500 to the chairman of the audit committee per meeting attended.

Our executive officers and senior management participate in our benefit plans in the same terms as our other employees. Members of our board of directors do not participate in our benefit plans. As of December 31, 2023, amounts accrued for all employees under our pension and retirement plans were Ps.4,028 million, of which Ps.1,303 million are already funded.

Bonus Program

Cash-based payment bonus plan. This bonus plan is part of our short-term incentive plan for the benefit of all our executives, including executive officers and senior management. The program is based on a combination of global and individual key performance indicators established at the beginning of the year for each eligible participant in accordance with their level of responsibility. In 2022 and 2021, as instructed by the corporate practices committee, 50.0% of the annual bonus was based on our company’s evaluation metric the Economic Value Added, or EVA, methodology and the remaining 50.0% was based on individual performance.
For 2023 onwards, the annual bonus is calculated differently. Fifty percent of the annual bonus will be evaluated based on certain annual targets established by our company regarding earnings before interest and taxes (“EBIT”) and working capital, and the other 50.0% will remain being evaluated based on individual performance.
The incentive plan target is expressed in months of salary and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded as expenses in the income statement and are paid in cash the following year.

Share-based payment bonus plan. This stock bonus plan is part of our long-term incentive plan for the benefit of our executive officers and senior management. This plan uses as its main evaluation metric the EVA methodology. Under the EVA stock incentive plan, eligible executive officers and senior management are entitled to receive a special annual bonus in cash, after withholding applicable taxes, to purchase FEMSA and Coca-Cola FEMSA shares traded in the Mexican Stock Exchange, based on the executive’s level of responsibility in the organization. We make a cash contribution to the administrative trust (which is controlled and consolidated by FEMSA) in the amount of the individual executive’s special bonus. The administrative trust then uses the funds to purchase FEMSA and Coca-Cola FEMSA shares (as instructed by the corporate practices committee). The acquired shares are deposited in a trust, and the executive officers and senior management can access them one year after they are vested, at 1/3 per year over a three-year period. Seventy percent of the annual executive bonus under our stock incentive plan must be used to purchase our company’s shares and the remaining 30.0% must be used to purchase FEMSA shares.
During the years ended December 31, 2023, 2022 and 2021, the company recorded the cash-based and share-based bonus expense to the eligible participants pursuant to the bonus programs amounted to Ps.1,283 million, Ps.1,853 million, and Ps.1,132 million, respectively.
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
Our board of directors is supported by committees, which are working groups approved at our annual shareholders meeting that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers and senior management interact periodically with the committees to address management issues. The following are the three committees of the board of directors:
•Planning and Finance Committee. The planning and finance committee works with management to set our annual and long-term strategic and financial plans and monitors adherence to these plans. It is responsible for setting our optimal capital structure and recommends the appropriate level of borrowing as well as the issuance of securities. Financial risk management is another responsibility of the planning and finance committee. Ricardo Guajardo Touché is the chairman of the planning and finance committee. The other members include: Martín Felipe Arias Yaniz, Federico José Reyes García, John Murphy, Amy Eschliman, and Enrique F. Senior Hernández.

•Audit Committee. The audit committee is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements. The audit committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the audit committee (such appointment and compensation being subject to the approval of our board of directors); the internal auditing function also reports to the audit committee. The audit committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the audit committee may hire independent counsel and other advisors. As necessary, we compensate the independent auditor and any outside advisor hired by the audit committee and provide funding for ordinary administrative expenses incurred by the audit committee in the course of its duties. Victor Alberto Tiburcio Celorio is the chairman of the audit committee and the “audit committee financial expert”. Pursuant to the Mexican Securities Market Law, the chairman of the audit committee is elected at our shareholders meeting. The other members are: Alfonso González Migoya, Olga Gonzalez Aponte, and Francisco Zambrano Rodríguez. Each member of the audit committee is an independent director, as required by the Mexican Securities Market Law and applicable NYSE listing standards.

•Corporate Practices Committee. The corporate practices committee, which consists exclusively of independent directors, is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders meeting and include matters on the agenda for that meeting that it deems appropriate, approve policies on related party transactions, approve the compensation plan of the chief executive officer, senior management and relevant officers, and support our board of directors in the elaboration of related reports. The chairman of the corporate practices committee is Luis Rubio Freidberg. Pursuant to the Mexican Securities Market Law, the chairman of the corporate practices committee is elected at our shareholders meeting. The other members include: Jaime A. El Koury and Luis A. Nicolau Gutiérrez.

Employees

As of December 31, 2023, our headcount was as follows: 57,467 in Mexico and Central America, and 46,774 in South America. In the headcount, we include indirect employees. The table below sets forth headcount by category for the periods indicated:

	As of December 31,
	2023	2022	2021
Executives	1,061	1,013	895
Non-union	28,612	28,894	26,926
Union	57,138	50,538	45,939
Indirect employees	17,430	16,766	9,994
Total	104,241	97,211	83,754

As of December 31, 2023, approximately 65.8% of our employees, most of whom were employed in Mexico, were members of labor unions. We had 246 separate collective bargaining agreements with 110 labor unions. In general, we believe we have a good relationship with the labor unions throughout our operations. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information.”

Share Ownership
None of our directors, alternate directors or executive officers is the beneficial owner of more than 1.0% of any class of our capital stock. See Note 17.2 to our consolidated financial statements.

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

(1)    FEMSA owns these shares through its wholly owned subsidiary Compañía Internacional de Bebidas, S.A. de C.V. Approximately 74.86% of the voting stock of
FEMSA is owned by the technical committee and trust participants under Irrevocable Trust No. 463 established at Banco Invex, S.A. Institución de Banca
Múltiple, Invex Grupo Financiero, as Trustee. As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power of the shares deposited in the voting trust: Banco Invex, S.A., as Trustee under Trust No. 3763 (controlled by the Garza Lagüera Gonda Family), Max Brittingham, Maia Brittingham, Bárbara Braniff Garza Lagüera, Eugenia Braniff Garza Lagüera, Lorenza Braniff Garza Lagüera, Paula Treviño Garza Lagüera, Inés Treviño Garza Lagüera, Eugenio Fernández Garza Lagüera, Daniela Fernández Garza Lagüera, Eva María Fernández Garza Lagüera, José Antonio Fernández Garza Lagüera, Consuelo Garza Lagüera de Garza, Alepage, S.A. (controlled by the Garza Garza family), BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/411245 (controlled by the Garza Garza family), Alfonso Garza Garza, Juan Pablo Garza García, Alfonso Garza García, María José Garza García, Eugenia María Garza García, Patricio Garza Garza, Viviana Garza Zambrano, Patricio Garza Zambrano, Marigel Garza Zambrano, Ana Isabel Garza Zambrano, Juan Carlos Garza Garza, José Miguel Garza Celada, Gabriel Eugenio Garza Celada, Ana Cristina Garza Celada, Juan Carlos Garza Celada, Eduardo Garza Garza, Eduardo Garza Páez, Balbina Consuelo Garza Páez, Eugenio Andrés Garza Páez, Eugenio Garza Garza, Camila Garza Garza, Ana Sofía Garza Garza, Celina Garza Garza, Marcela Garza Garza, Carolina Garza Garza, María Teresa Gual y Aspe, Alejandro Baillères Gual, Raúl Baillères Gual, Xavier Baillères Gual, Juan Pablo Baillères Gual, María Teresa Baillères Gual, Corbal, S.A. de C.V. (controlled by the Baillères Family), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/29490-0 (controlled by the Baillères Family), Max David Michel, Juan Maria Pedro David Michel, Monique Berthe Michele Madeleine David Michel, Magdalena María Guichard Michel, Rene Cristobal Guichard Michel, Juan Bautista Guichard Michel, Miguel Graciano José Guichard Michel, Graciano Mario Juan Guichard Michel, Banco Invex, S.A., as Trustee under Trust No. F/4165 (controlled by the Michel

González Family), BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/408262-4 (controlled by the Michel González family). Franca Servicios, S.A. de C.V. (controlled by the Calderón Rojas family), and BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/29013-0 (controlled by the Calderón Rojas family).
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
As of the date of this report, we had approximately 25,169,539 ADSs outstanding, representing 47.9% of the total amount of our units, or 47.9% of the total amount of our Series B shares and 47.9% of the total amount of our Series L shares, held by approximately 319 registered holders (including The Depositary Trust Company) with registered addresses outside of Mexico.

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
•We may be entering some markets where significant infrastructure investment may be required. The Coca-Cola Company and FEMSA will conduct a joint study that will outline strategies for these markets, as well as the investment levels required to execute these strategies. Subsequently, it is intended that FEMSA and The Coca-

Cola Company will reach an agreement on the level of funding to be provided by each of the partners. The parties intend that this allocation of funding responsibilities would not be overly burdensome for either partner.
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
FEMSA
We regularly engage in transactions with FEMSA and its subsidiaries, including sales of our products. The aggregate amount of these sales was Ps.8,453 million, Ps.6,539 million and Ps.5,489 million in 2023, 2022 and 2021, respectively. Substantially all of these sales consist of sales to FEMSA Comercio, which operates OXXO, the chain of convenience stores.
We also purchase products and receive services from FEMSA and its subsidiaries. The aggregate amount of these purchases was Ps.9,547 million, Ps.10,129 million and Ps.7,447 million in 2023, 2022 and 2021, respectively. These amounts principally relate to assets such as coolers and services provided to us by FEMSA. In 2017, we renewed our service agreement with a subsidiary of

FEMSA, which provides for the continued provision of administrative services relating to insurance, legal and tax advice, consulting and advisory services, relations with governmental authorities and certain administrative and internal auditing services that it has been providing since June 1993. In November 2000, we entered into a service agreement with a subsidiary of FEMSA, Solistica, for the transportation of finished products from our bottling plants to our distribution centers within Mexico. Since March 2024, we integrated Solistica’s operations into our Mexican operations. Additionally, FEMSA, through its strategic businesses unit, provides logistics services, point-of-sale refrigeration solutions and plastics solutions to us in the countries where we operate.
FEMSA is also a party to the understandings we have with The Coca-Cola Company relating to specified operational and business issues. A summary of these understandings is set forth under “—Major Shareholders—The Coca-Cola Memorandum.”
The Coca-Cola Company
We regularly engage in transactions with The Coca-Cola Company and its affiliates. We purchase all of our concentrate requirements for Coca-Cola trademark beverages from affiliates of The Coca-Cola Company. Total purchases from The Coca-Cola Company for concentrates were Ps.46,461 million, Ps.43,717 million and Ps.37,213 million in 2023, 2022 and 2021, respectively. Our company and The Coca-Cola Company develop an annual marketing strategy to promote the sale and consumption of our products. In order to implement this strategy, we and The Coca-Cola Company first develop an allocation of marketing expenditures amongst ourselves, which we monitor and track during the year. At the end of the year, we review the actual marketing expenditures and pay or receive a reimbursement from The Coca-Cola Company in accordance with the agreed-upon allocation. Contributions received from The Coca-Cola Company were Ps.2,450 million, Ps.1,170 million and Ps.2,437 million in 2023, 2022 and 2021, respectively. The Coca-Cola Company also makes contributions to us that we generally use for initiatives that promote volume growth of Coca-Cola trademark beverages.
In December 2007 and May 2008, we sold most of our proprietary brands to The Coca-Cola Company. The proprietary brands are licensed back to us by The Coca-Cola Company pursuant to our bottler agreements.
We purchase products from Jugos del Valle, a joint business acquired together with The Coca-Cola Company, in the amount of Ps.3,718 million, Ps.3,234 million and Ps.2,918 million in 2023, 2022 and 2021, respectively, which is mainly related to certain juice-based beverages and dairy products that are part of our product portfolio. As of the date of this report, we held a 28.2% interest in Jugos del Valle.
We purchase products from Leão Alimentos, a business acquired together with The Coca-Cola Company, in the amount of Ps.181 million, Ps.215 million and Ps.1,320 million in 2023, 2022 and 2021, respectively, which is mainly related to certain juice-based beverages and teas that are part of our product portfolio. As of the date of this report, we held a 25.1% indirect interest in Leão Alimentos.
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
In Mexico, we purchase canned sparkling beverages from Industria Envasadora de Querétaro, S.A. de C.V., or IEQSA, in which, as of the date of this report, we held a 26.5% equity interest. We purchased Ps.843 million, Ps.577 million and Ps.234 million in canned sparkling beverages from IEQSA in 2023, 2022 and 2021, respectively. We also purchase sugar from Beta San Miguel and PIASA, both sugar-cane producers in which, as of the date of this report, we held a 2.7% and 36.4% equity interest, respectively. We purchased Ps.917 million, Ps.724 million and Ps.938 million in sugar from Beta San Miguel in 2023, 2022 and 2021, respectively. We purchased Ps.2,841 million, Ps.2,841 million and Ps.2,213 million in sugar from PIASA in 2023, 2022 and 2021, respectively.
Other Related Party Transactions
José Antonio Fernández Carbajal, our chairman of the board of directors, is also a member of the board of directors of ITESM, a Mexican private university that routinely receives donations from us.
See Notes 6.3 and 14 to our consolidated financial statements for more information on our related party transactions, including transactions with parties that fall within the related party definition pursuant to IFRS rules.
Item 8.    Financial Information

Consolidated Statements and Other Financial Information
Consolidated Financial Statements
See “Item 18. Financial Statements” beginning on page F-1.
Dividend Policy
For a discussion of our dividend policy, see “Item 3. Key Information—Dividends and Dividend Policy.”
Significant Changes
No significant changes have occurred since the date of the annual consolidated financial statements included in this annual report.
Legal Proceedings
We are party to various legal proceedings in the ordinary course of business, including in relation to antitrust, labor, tax and commercial matters. We believe we had appropriate provisions as required under IFRS for these legal proceedings as of December 31, 2023. Other than as disclosed in this annual report, we are not currently involved in any litigation or arbitration proceeding, including any proceeding that is pending or threatened of which we are aware, which we believe could have, or has had, a material adverse effect on our company. Other legal proceedings that are pending against us or that involve us or our subsidiaries are incidental to the conduct of our and their business. We believe that the ultimate resolution of such other proceedings individually or in an aggregate basis would not have a material adverse effect on our consolidated financial condition or results. For further information, see Notes 24.2.1, 25.7 and 25.8 to our consolidated financial statements.
Tax Proceeding against KOF Costa Rica. In 2013, the Costa Rican National Institute of Rural Development (Instituto Nacional de Desarrollo Rural or the INDER)) questioned our Costa Rican subsidiary’s method of calculating the contribution to the INDER (excise tax) for the period from 2009 to 2012. Prior to a change in law on November 29, 2012, which specifically provided how to calculate this excise tax (by multiplying a fixed amount in Costa Rican colones by the milliliters of products sold), our Costa Rican subsidiary calculated the excise tax based on production costs. However, the INDER’s interpretation is that the excise tax had to be calculated based on the sales price, including the profit margin, of the products. As a result, the INDER requested the payment of the unpaid contribution amounts for the 2009-2012 period. We filed, through an administrative procedure, an appeal against such requirement, which was denied. We have contested this claim through a legal proceeding, which is still pending resolution. We have also filed a motion for a stay of execution until the legal proceeding is resolved, whereby we deposited a guarantee in an escrow account in favor of the INDER. Such motion was resolved in our favor.

For a description of other unsettled lawsuits with tax authorities and other parties, see Note 25.7 to our consolidated financial statements.

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
Item 10.    Additional Information
Bylaws
The following is a summary of the material provisions of our bylaws and applicable Mexican law. The most recent amendments to our bylaws were approved on January 31, 2019, March 8, 2019 and July 12, 2021. For a description of the provisions of our bylaws relating to our board of directors and senior management, see “Item 6. Directors, Senior Management and Employees.”
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
In July 2015, we executed certain agreements with DXC Technology (formerly Hewlett Packard) to provide technology services in all of our territories which will be extended until June 2024. In addition, in December 2022, we executed a Central Computing Master Services Agreement for host and storage services which will be in force until December 2026.
In 2016 and 2017, we entered into certain distribution agreements with Monster Energy Company to sell and distribute Monster trademark energy drinks in most of our territories. These agreements have a ten-year term and are automatically renewed for up to two five-year terms.
Since 1993 we have distributed and sold Heineken beer products in our Brazilian territories pursuant to our agreement with Heineken Brazil. This agreement was scheduled to expire in 2022. However, in February 2021, we entered into a new distribution agreement with Heineken Brazil that replaced our previous distribution agreement with Heineken Brazil. Pursuant to this new distribution agreement, we continue to sell and distribute Kaiser, Bavaria and Sol beer brands in Brazil and added the premium brand Eisenbahn and other international brands to our portfolio and have ceased to sell and distribute Heineken and Amstel beer brands in most of our territories in Brazil. In addition, we now have the right to produce and distribute alcoholic beverages and other beers in Brazil based on a certain proportion of Heineken’s portfolio in Brazil. The new distribution agreement has a five-year term and may be automatically renewed for an additional five-year term subject to certain conditions. After entering into this new distribution agreement, we withdrew from a then-existing legal proceeding with Heineken and Heineken Brazil asserting the right to distribute the beer Kirin and waived all rights with respect to any awards or judgements resulting from such legal proceeding.
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
Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder of our units or ADSs generally is subject to taxation at the preferential rates applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid to holders of our units or ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purposes of the qualified dividend rules, or the dividends are paid with respect to ADSs that are readily tradable on an established U.S. securities market and (2) the issuer was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2023 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2024 taxable year.

Subject to generally applicable limitations and conditions, Mexican dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements adopted by the IRS in regulations promulgated in December 2021 and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that either (i) is eligible for, and properly elects, the benefits of the Tax Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Mexican tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Mexican tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Mexican dividend tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Mexican tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations.

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

A U.S. holder generally will not be entitled to credit any Mexican tax imposed on the sale or other disposition of the ADSs or units against such U.S. holder’s federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the ADSs or units generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the Mexican tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Mexican tax is not a creditable tax, the tax would reduce the amount realized on the sale or disposition of the ADSs or units even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposed amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the ADSs or units and any Mexican tax imposed on such sale or disposition.

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

Interest Rate Risk
Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. As of December 31, 2023, we had total indebtedness of Ps.65,214 million, of which 92.8% bore interest at fixed interest rates and 7.2% bore interest at variable interest rates. After giving effect to our swap contracts, as of December 31, 2023, 27.1% (or 21.9% calculated based on the weighted average life of our outstanding debt), was variable-rate. The interest rate on our variable rate debt denominated in Mexican pesos has historically been determined by reference to the TIIE; the interest rate on our variable rate debt denominated in Colombian pesos is generally determined by reference to the Banking Reference Index, or IBR for its initials in Spanish; the interest rate on our variable rate debt denominated in Argentine pesos is generally determined by reference to the Buenos Aires Deposits of Large Amounts Rate, or BADLAR; and the interest rate on our variable rate debt denominated in Brazilian reais is generally determined by reference to the Brazilian Interbank Deposit Rate (Certificado de Depósitos Interfinanceiros). If these reference rates increase, our interest payments would consequently increase.
The table below provides information about our financial instruments that are sensitive to changes in interest rates, without giving effect to interest rate swaps. The table presents weighted average interest rates by expected contractual maturity dates. Weighted average variable rates are based on the reference rates on December 31, 2023, plus spreads, contracted by us. The instruments’ actual payments are denominated in U.S. dollars, Mexican pesos, Brazilian reais, Colombian pesos, Argentine pesos and Euros. All of the payments in the table are presented in Mexican pesos, our reporting currency, converted at an exchange rate of Ps.16.8935 per U.S. dollar reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on December 31, 2023.
The table below also includes the fair value of total debt based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities. Furthermore, the fair value of notes payable is based on quoted market prices on December 31, 2023. As of December 31, 2023, the fair value represents a gain amount of Ps.4,141 million.
Principal by Year of Maturity

	As of December 31, 2023														As of December 31, 2022
	2024		2025		2026		2027		2028 and thereafter		Total Carrying Value as of December 31, 2023		Total Fair Value as of December 31, 2023		Total Carrying Value
Short and Long-Term Debt and Notes:
Fixed Rate Debt and Notes
U.S. dollars (Notes) (1)	—		—		—		—		36,352		36,352		33,719		41,431
Interest Rate(2)									3.05%		3.05%				3.06%
U.S. dollars (Bank Loans)	25		115		—		—		—		140		140		92
Interest Rate(2)	6.81%		6.73%								6.74%				6.81%
Mexican pesos (Certificados Bursátiles)	—		—		—		8,495		15,451		23,946		22,439		31,437
Interest Rate(2)							7.87%		8.28%		8.13%				7.50%
Brazilian reais (Bank Loans)	21		—		—		—		—		21		20		56
Interest Rate(2)	6.90%		6.70%								6.90%				6.96%
Uruguayan pesos (Bank Loans)	—		—		—		—		—		—		—		976
Interest Rate(2)															6.27%
Argentine pesos (Bank Loans)	73		—		—		—		—		73		73		—
Interest Rate(2)	130.00%										130.00%
Euros (Bank Loans)	15		—		—		—		—		15		15		—
Interest Rate(2)	17.60%										17.60%
Total Fixed Rate	135	—	115	—	—	—	8,495	—	51,803	—	60,547	—	56,407	—	73,993

	As of December 31, 2023														As of December 31, 2022
	2024		2025		2026		2027		2028 and thereafter		Total Carrying Value as of December 31, 2023		Total Fair Value as of December 31, 2023		Total Carrying Value
	(in millions of Mexican pesos, except percentages)
Variable Rate Debt
Mexican pesos (Certificados Bursátiles)	—		1,728		2,925		—		—		4,653		4,650		4,650
Interest Rate(2)			11.59%		11.55%						11.57%				10.41%
Brazilian reais (Bank Loans)	6		6		2		—		—		14		15		28
Interest Rate(2)	8.81%		8.94%		8.94%						8.88%				9.77%
Total Variable Rate	6	—	1,734	—	2,927	—	—	—	—	—	4,667	—	4,666	—	4,678
Total Debt	141		1,849		2,927		8,495		51,803		65,214		61,073		78,669

	As of December 31, 2023							As of December 31, 2022
	2024	2025	2026	2027	2028 and thereafter	Total Carrying Value	Total Fair Value	Total Carrying Value
	(in millions of Mexican pesos, except percentages)
Derivative Financial Instruments:
Cross-Currency Swaps (Mexican pesos)							(1,874)
Notional to pay	—	—	—	7,048	6,650	13,697		12,477
Notional to receive	—	—	—	5,913	6,031	11,944		12,198
Interest pay rate	—	—	—	9.67%	7.50%	8.62%		8.82%
Interest receive rate	—	—	—	4.00%	2.67%	3.33%		3.52%
Cross-Currency Swaps (Brazilian reais)							(1,341)
Notional to pay	—	—	4,679	1,766	8,195	14,640		13,985
Notional to receive	—	—	4,223	1,689	8,109	14,022		16,070
Interest pay rate	—	—	17.44%	12.11%	8.03%	11.53%		10.69%
Interest receive rate	—	—	2.12%	2.75%	2.75%	2.56%		3.10%
Cross-Currency Swaps (Colombian pesos)							96
Notional to pay	—	—	916	—	—	916		1,116
Notional to receive	—	—	987	—	—	987		1,476
Interest pay rate	—	—	6.26%	—	—	6.26%		6.84%
Interest receive rate	—	—	2.75%	—	—	2.75%		2.62%
Interest Rate Swap (U.S. dollars)					8,447	8,447	(1,381)	9,681
Interest pay rate	—	—	—	—	L6m + 0.0947%, SOFR + 0.2593%	L6m + 0.0947%, SOFR + 0.2593%		L6m+0.0947%
Interest rate receive	—	—	—	—	1.85%	1.85%		1.85%

(1)    We have used interest rate derivatives that have been designated as fair value hedge relationships to mitigate the volatility in the fair value of existing financing instruments due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “market value gain (loss) in financial instruments” in the period in which they occur. Since 2022, the Company is applying fair value hedging to the hedged portion of the 1.850% Senior Notes of US$705 million, which are linked to an interest rate swap. The hedging gain or loss adjusts the carrying amount of the hedged item and will be recognized in the consolidated income statements under “market value gain (loss) in financial instruments”. For the years ended on December 31, 2023, and 2022, the Company recorded in the consolidated income statements a loss of Ps.371 million and a gain of Ps.1,647 million, respectively. As of December 31, 2023, and 2022 the carrying value of the 1.850% Senior Note of US$705 million is being reduced by an amount of Ps.1,277 million and Ps.1,647 million respectively, stemming from the impacts of fair value hedging.
(2) Interest rates are weighted average contractual annual rates.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to our variable-rate financial instruments held during 2023 would have increased our interest expense by Ps.187 million, or 3.2% over our interest expense of 2023, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest rate swap and cross-currency swap agreements.
Foreign Currency Exchange Rate Risk
Our principal exchange rate risk involves changes in the value of the local currencies of each country where we operate, relative to the U.S. dollar. In 2023, the percentage of our consolidated total revenues was denominated as follows:
Total Revenues by Currency in 2023

Currency	%
Mexican peso	50.0%
Brazilian real	27.3%
Central America (1)	10.9%
Colombian peso	7.2%
Argentine peso	2.7%
Uruguayan peso	1.8%

(1)    Includes Guatemalan Quetzales, Nicaraguan Cordobas, Costa Rican Colones and Panamanian Balboas.

We estimate that approximately 17.6% of our consolidated costs of goods sold are denominated in or linked to the U.S. dollar. Substantially all of our costs denominated in a foreign currency, other than the functional currency of each country where we operate, are denominated in U.S. dollars. During 2023, we entered into forwards to hedge part of our Mexican peso, Brazilian real, Colombian peso, Uruguayan peso and Argentine peso fluctuation risk relative to our raw material costs denominated in U.S. dollars. We selectively hedge our exposure to the U.S. dollar with respect to certain local currencies, our U.S. dollar-denominated debt obligations and the purchase of certain U.S. dollar-denominated raw materials. This estimate also considers the forward agreements to hedge the net investment in foreign operations and applies hedge accounting to foreign currency differences arising between the functional currency of our investments abroad and the functional currency of the holding company (Mexican peso), regardless of whether the net investment is held directly or through a sub-holding. These instruments are considered hedges for accounting purposes. As of December 31, 2023, 61.4% of our indebtedness was denominated in Mexican pesos, 21.3% in Brazilian reais, 15.8% in U.S. dollars, 1.3% in Colombian pesos, 0.1% in Argentine pesos, and 0.02% in Euros (including the effects of our derivative contracts as of December 31, 2023, including cross currency swaps from U.S. dollars to Mexican pesos, U.S. dollars to Brazilian reais and U.S. dollar to Colombian pesos). Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency-denominated operating costs and expenses and of the debt service obligations with respect to our foreign currency-denominated debt. During 2023, we hedged our net investment in foreign operations, as described in Note 20 of our consolidated financial statements. See also “Item 3. Key Information—Risk Factors—Depreciation of the local currencies of the countries where we operate relative to the U.S. dollar could adversely affect our financial condition and results.”
A hypothetical and instantaneous 10.0% depreciation in the value of each local currency in the countries where we operate relative to the U.S. dollar occurring on December 31, 2023, would have resulted in a foreign exchange gain of Ps.515 million, based on our U.S. dollar-denominated indebtedness, cross-currency swap agreements and U.S. dollar cash balance.

As of April 5, 2024, the currencies of all the countries where we operate have appreciated or depreciated relative to the U.S. dollar compared to December 31, 2023 as follows:

	Exchange Rate As of April 5, 2024	Depreciation or (Appreciation)
Mexico	16.48	(2.48)%
Guatemala	7.79	(0.53)%
Nicaragua	36.62	—%
Costa Rica	506.51	(3.87)%
Panama	1.00	—%
Colombia	3,775.37	(1.22)%
Brazil	5.05	4.34%
Argentina	862.55	6.69%
Uruguay	38.52	(1.28)%

A hypothetical, instantaneous and unfavorable 10.0% devaluation in the value of the currencies of each of the countries where we operate relative to the Mexican peso as of December 31, 2023, would produce a reduction in equity of approximately the following amounts:

Reduction in Equity
(in millions of Mexican pesos)
Colombia	450
Brazil	4,487
Argentina	136
Central America (1)	1,353
Uruguay	253

(1)    Includes Guatemala, Nicaragua, Costa Rica and Panama.

Equity Risk
As of December 31, 2023, we did not have any equity derivative agreements.
Commodity Price Risk
During 2023, we entered into futures contracts to hedge the cost of sugar and aluminum in Brazil, we entered into forward contracts to hedge the cost of sugar in Uruguay and swap contracts to hedge the cost of aluminum in Mexico. The notional value of the sugar hedges was Ps.3,338 million as of December 31, 2023, with a positive fair value of Ps.5 million with maturities in 2024 and 2025. The notional value of the aluminum hedges was Ps.647 million as of December 31, 2023, with a positive fair value of Ps.21 million with maturities in 2024. See Note 20.4 to our consolidated financial statements.
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
Direct and indirect reimbursements by the depositary
The depositary may reimburse us for certain expenses we incur in connection with the ADS program, subject to a ceiling agreed between us and the depositary. These reimbursable expenses may include listing fees, fees payable to service providers for the distribution of material to ADR holders and dividend fees. There were no reimbursements for the year ended December 31, 2023.
Item 13.    Defaults, Dividend Arrearages and Delinquencies.
Not applicable.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.
Not applicable.
Item 15.    Controls and Procedures
(a)    Disclosure Controls and Procedures
We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
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

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that (i) pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions or our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the framework in Internal Controls—Integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), our management concluded that our internal control over financial reporting was effective as of December 31, 2023.
(c)    Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Coca-Cola FEMSA, S.A.B. de C.V.

Opinion on Internal Control Over Financial Reporting

We have audited Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated income statements, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes, and our report dated April 12, 2024 expressed an unqualified opinion thereon.

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
April 12, 2024

(d) Changes in Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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

Item 16.C.    Principal Accountant Fees and Services
Audit and Non-Audit Fees
The following table summarizes the aggregate fees billed to us by Mancera, S.C. and other Ernst & Young practices (collectively, Ernst & Young) during the fiscal years ended December 31, 2023, 2022 and 2021.

	Year Ended December 31,
	2023	2022	2021
	(in millions of Mexican pesos)
Audit fees	96	80	77
Audit-related fees	8	17	19
Tax fees	6	10	8
Total fees	110	107	104

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
All Other Fees. For the years ended December 31, 2023, 2022 and 2021, there were no other fees.
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
Item 16.E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
We did not directly purchase any of our equity securities in 2023. The following table presents purchases of units consisting of 3 Series B shares and 5 Series L shares in 2023 by trusts that FEMSA administers in connection with our bonus incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees—Bonus Program.”
Purchases of Equity Securities

	Total Number of Units Purchased by trusts that FEMSA administers in connection with our bonus incentive plans	Average Price Paid per Unit	Total Number of Units Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Units that May Yet Be Purchased Under the Plans or Programs
Total	1,138,903	128.6283	—	—

Item 16.F.    Change in Registrant’s Certifying Accountant
Not applicable.
Item 16.G.    Corporate Governance
Pursuant to Rule 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Mexican corporation with shares listed on the Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law and the regulations issued by the CNBV. We also disclose the extent to which we comply with the Mexican Code of Best Corporate Practices (Código de Mejores Prácticas Corporativas), which was created by a group of Mexican business leaders and was endorsed by the BMV.
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

Item 16.H.    Mine Safety Disclosure
Not applicable.
Item 16.K. Cybersecurity
Risk Management and Strategy
Our cybersecurity risk management program includes development, implementation and improvement of policies and procedures to safeguard confidentiality, integrity and availability of information and critical data and systems (“cybersecurity risk management program”), to ensure regulatory, contractual and operational compliance.

Our cybersecurity risk management program identifies cybersecurity risks, and evaluates their nature and severity, as well as identifies mitigations and assesses the impact of those mitigations on residual risk. The cybersecurity risk management program consists of our information security policy, guidelines, and standards.

Our cybersecurity risk management program was developed in accordance with, and aligned to, international standards, best practices, and worldwide frameworks such as the International Organization for Standardizations (ISO) 27001 and the National Institute of Standards and Technology Cyber Security Framework (NIST) SP 800-53, among others, reflecting our commitment to upholding the highest benchmark of information security and resilience.

We utilize policies, processes, software, training programs and hardware solutions to protect and monitor our environment on all critical systems, firewalls, intrusion detection and prevention systems, vulnerability and penetration testing, multifactor authentication, antimalware, patch-management, identity management systems and access control solutions.
We also carry insurance that provides protection against the potential losses arising from a cybersecurity incident.
We have a Cyber Incident Response Plan (“CIRP”) which coordinates the activities to prepare for, detect, respond to and recover from cybersecurity incidents while ensuring business continuity, including processes to triage, assess severity for, escalate, contain, investigate and remediate the incident, as well as to comply with potentially applicable legal obligations. Our CIRP facilitates cross-functional coordination across the Company.
Our cybersecurity team periodically conducts risks and control evaluations and tests to identify threats and vulnerabilities, and then determine the likelihood and impact for each risk using a qualitative risk assessment methodology. Risks are identified from various sources, including vulnerability scans, penetration tests, vendors risk assessments, internal compliance assessments. We monitor our infrastructure and applications to identify evolving cyber threats, scan for vulnerabilities and mitigate risks.
Our cybersecurity risk management program further includes review and assessment by external, independent third parties, who assess and report on our cybersecurity program, and internal incident response preparedness and help identify areas for continued focus and improvement.
We conduct continuous internal cybersecurity audits that report directly to the board’s audit committee, while independent evaluations, including audits from FEMSA and The Coca-Cola Company, offer critical insights into our maturity and security status.

We verify and evaluate the security measures and controls of our vendors and suppliers, and we continue to evolve our oversight processes to mature how we identify and manage cybersecurity risks associated with such vendors and suppliers.

In an effort to detect and defend against cyber threats, we annually provide our employees with various cybersecurity and data protection training programs, as well as security awareness education and training.

Governance

Our cybersecurity risk management program benefits from oversight by various governance entities, including to the audit committee of our board of directors, a cybersecurity steering committee (“cybersecurity committee”), and a Chief Information Security Officer (“CISO”) who leads our cybersecurity strategy. Such program is supervised by our CISO, who reports directly to our Chief Financial Officer and functionally reports also to our Chief Information Officer. The CISO and his team are responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture and processes.

Our CISO has extensive experience in cybersecurity and information security, working since 2002 in different roles such as CISO, cybersecurity operation director, cybersecurity architect, information risk manager, defining, assessing, and managing cybersecurity programs and cybersecurity risks and operations. Our CISO has a Bachelor’s degree in Information Systems (ITESM), diplomas in Business Administration (IPADE) and Information Security (ITESM), and certain diplomas, postgraduate studies and recognized international certifications in Information Security. Our CISO reports directly to the audit committee or the board of directors on our cybersecurity program and efforts to prevent, detect, mitigate, and remediate issues.
The CISO chairs our cybersecurity committee, a cross-functional management committee that drives awareness, ownership and alignment across broad governance and risk stakeholder groups for effective cybersecurity risk management. The cybersecurity committee is sponsored by several members of the senior leadership team and is comprised of members from our legal, information technology, cybersecurity, commercial, finance, manufacture and human resources functions, among others. Subject matter experts are also invited, as appropriate. The cybersecurity committee meets at least quarterly and has responsibility for oversight and validation of our cybersecurity strategic direction, risks and threats, priorities, resource allocation, capabilities and planning.
The CISO present updates to the audit committee quarterly and, as necessary, to our board of directors. These regular reports include detailed updates on our cybersecurity strategy, priorities and the company´s performance preparing for, preventing, detecting, responding to and recovering from cyber incidents. The CISO also promptly informs and updates our board of directors about any information security incidents that may pose significant risk to us. Our program is periodically evaluated by external experts, and the results of those reviews are reported to the audit committee.
Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents.

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

Exhibit 8.1	Significant Subsidiaries.
Exhibit 12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 12, 2024.
Exhibit 12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 12, 2024.
Exhibit 13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 12, 2024.
Exhibit 15.1	Consent letter of Mancera, S.C., a member practice of Ernst & Young Global.
Exhibit 17.1	Issuer of Guaranteed Securities.
Exhibit 97.1	Clawback Policy

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
Date: April 12, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Coca-Cola FEMSA, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Coca-Cola FEMSA, S.A.B. de C.V., and subsidiaries (“the Company”) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 12, 2024 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matters communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Impairment Tests for Cash-Generating Units Containing Goodwill, Distribution Rights and Other indefinite lived intangible assets – Colombia
Description of the Matter
At December 31, 2023, the Company has distribution rights, goodwill and other indefinite lived intangible assets with an aggregate carrying value of approximately $3,635 million allocated to Colombia. The related disclosures are included in Note 2.3.1.1, Note 3.14 and Note 12 to the consolidated financial statements, and distribution rights, goodwill and other indefinite lived intangible assets are tested for impairment annually at the cash generating unit (CGU) level. Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.
Auditing management’s annual distribution rights, goodwill and other indefinite lived intangible assets impairment test for the Colombia CGU was complex and highly judgmental due to the significant estimation required to determine the value in use of the CGU. In particular, the value in use estimates were sensitive to significant assumptions, such as the discount rate (weighted average cost of capital), revenue growth rates and operating margins.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s distribution rights, goodwill and other indefinite lived intangible assets impairment review processes, including controls over management’s review of the significant assumptions described above, projected financial information and the valuation model use to develop such estimates.
We performed procedures to assess the significant assumptions used in the determination of the value in use of the CGU that included, among others, evaluating the methodology applied by management in performing the impairment test, testing the completeness and accuracy of the projected financial information included in the impairment model, reconciling the carrying value to the general ledger and comparing the prospective financial information to Board approved business plans. We also involved our internal valuation specialists to assist with the evaluation of the discount rate and revenue growth rates used in the discounted cash flow model. We compared the revenue growth rates included in the cash flow projections to external sources of information and actual prior year revenue growth rates. We assessed the historical accuracy of management’s estimates by comparing the forecast to actual results. We reperformed management’s sensitivity analyses of the discount rate and revenue growth rates to evaluate the change in the value in use of the CGU that would result from changes in the assumptions.

Furthermore, we assessed the adecuacy of the related disclosures provided in Note 2.3.1.1, Note 3.14 and Note 12 to the consolidated financial statements.

/s/ Mancera, S.C.
A member practice of
Ernst & Young Global Limited

We have served as the Company’s auditor since 2008
Mexico City, Mexico
April 12, 2024

COCA-COLA FEMSA, S.A.B. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Financial Position
At December 31, 2023 and 2022
In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps. )

	Note	December 2023 (1)	December 2023	December 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5	$ 1,838	Ps. 31,060	Ps. 40,277
Trade receivables, net	6	1,050	17,749	16,318
Inventories	7	703	11,880	11,888
Recoverable income tax	24	133	2,244	2,718
Other recoverable taxes	24	188	3,181	3,194
Other current financial assets	8	34	567	2,911
Other current assets	8	63	1,057	1,906
Total current assets		4,008	67,738	79,212
NON CURRENT ASSETS
Investments accounted for using the equity method	9	547	9,246	8,452
Right-of-use assets	10	141	2,388	2,069
Property, plant and equipment, net	11	4,659	78,730	71,205
Intangible assets, net	12	5,986	101,162	103,122
Deferred tax assets	24	460	7,771	7,975
Other non-current financial assets	13	47	792	730
Other non-current assets	13	337	5,693	5,230
Total non-current assets		12,177	205,782	198,783
TOTAL ASSETS		$ 16,185	Ps. 273,520	Ps. 277,995
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Bank loans and notes payable	18	$ 5	Ps. 88	Ps. —
Current portion of non-current debt	18	3	52	8,524
Current portion of lease liabilities	10	44	752	472
Interest payable		45	764	862
Suppliers		1,618	27,351	26,835
Other current liabilities	25	804	13,589	11,850
Income tax payable		127	2,139	952
Other taxes payable		482	8,142	7,029
Other current financial liabilities	25	121	2,039	1,436
Total current liabilities		3,250	54,916	57,960
NON-CURRENT LIABILITIES
Bank loans and notes payable	18	3,851	65,074	70,145
Post-employment and other non-current employee benefits	16	211	3,560	3,709
Non-current portion of lease liabilities	10	105	1,769	1,663
Deferred tax liabilities	24	197	3,321	2,839
Other non-current financial liabilities	25	323	5,464	3,863

Provisions	25	193	3,270	3,887
Other non-current liabilities	25	144	2,441	2,053
Total non-current liabilities		5,024	84,899	88,159
TOTAL LIABILITIES		8,273	139,815	146,119
EQUITY
Common stock		122	2,060	2,060
Additional paid-in capital		2,696	45,560	45,560
Retained earnings		5,681	96,003	88,664
Other equity instruments		(135)	(2,283)	(2,187)
Accumulated other comprehensive income		(847)	(14,315)	(8,712)
Equity attributable to equity holders of the parent		7,516	127,025	125,385
Non-controlling interest in consolidated subsidiaries	21	395	6,680	6,491
TOTAL EQUITY		7,912	133,705	131,876
TOTAL LIABILITIES AND EQUITY		$ 16,185	Ps. 273,520	Ps. 277,995
(1) Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of financial position.

Consolidated Income Statements
For the years ended December 31, 2023, 2022 and 2021
In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.) except for earnings per share amounts

	Note	2023 (1)	2023		2022		2021

Net sales		$14,454	Ps.	244,264	Ps.	226,222	Ps.	193,899
Other operating revenues		49	824		518		905
Total revenues		14,502	245,088		226,740		194,804
Cost of goods sold		7,943	134,228		126,440		106,206
Gross profit		6,560	110,860		100,300		88,598
Administrative expenses		759	12,820		11,263		9,012
Selling expenses		3,744	63,278		57,718		51,708
Other income	19	117	1,981		1,473		1,502
Other expenses	19	192	3,253		2,456		2,309
Interest expense	18	420	7,102		6,500		6,192
Interest income		189	3,188		2,411		932
Foreign exchange (loss) gain, net		(62)	(1,046)		(324)		227
Gain on monetary position for subsidiaries in hyperinflationary economies		6	93		536		734
Market value gain (loss) on financial instruments	20	10	169		(672)		80
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		1,704	28,792		25,787		22,852
Income taxes	24	520	8,781		6,547		6,609
Share in the profit of equity accounted investees, net of income taxes	9	13	215		386		88
Consolidated net income		$1,197	Ps.	20,226	Ps.	19,626	Ps.	16,331
Attributable to:
Equity holders of the parent		1,156	Ps.	19,536	Ps.	19,034	Ps.	15,708
Non-controlling interest		41	690		592		623
Consolidated net income		$1,197	Ps.	20,226	Ps.	19,626	Ps.	16,331
Earnings per share- Equity holders of the parent (U.S. dollars and Mexican pesos):

Basic controlling interest net income	23	0.07	1.16		1.13		0.93
Diluted controlling interest net income	23	0.07	1.16		1.13		0.93
(1) Convenience translation to U.S. dollars ($) – See Note 2.2.3
The accompanying notes are an integral part of these consolidated income statements.

Consolidated Statements of Comprehensive Income
For the years ended December 31, 2023, 2022 and 2021
In millions of U.S. dollars ( $ ) and in millions of Mexican pesos ( Ps.)

	Note	2023 (1)	2023	2022	2021
Consolidated net income		$ 1,197	Ps. 20,226	Ps. 19,626	Ps. 16,331
Other comprehensive income, net of income tax
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Valuation of the effective portion of derivative financial instruments, net of income tax	20	(23)	(389)	(1,448)	1,836
Financial instruments held to maturity		6	101	—	—
Exchange differences on the translation of foreign operations and associates		(343)	(5,789)	(2,685)	(1,943)
Other comprehensive income to be reclassified to profit or loss in subsequent periods		(360)	(6,077)	(4,133)	(107)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Loss from equity financial asset classified at FVOCI		(12)	(198)	(54)	(393)
Re-measurements of the net defined benefit liability, net of income taxes	16	9	153	328	(67)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods		(3)	(45)	274	(460)
Total other comprehensive (loss), net of income tax		(362)	(6,122)	(3,859)	(567)

Attributable to:
Equity holders of the parent		(338)	(5,711)	(3,792)	(444)
Non-controlling interest		(24)	(411)	(67)	(123)
Total other comprehensive (loss), net of income tax		(362)	(6,122)	(3,859)	(567)

Consolidated comprehensive income for the year, net of income tax		$ 835	Ps. 14,104	Ps. 15,767	Ps. 15,764

Attributable to:
Equity holders of the parent		$ 818	Ps. 13,825	Ps. 15,242	Ps. 15,264
Non-controlling interest		17	279	525	500
Consolidated comprehensive income for the year, net of income tax		$ 835	Ps. 14,104	Ps. 15,767	Ps. 15,764

(1) Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

Consolidated Statements of Changes in Equity
For the years ended December 31, 2023, 2022 and 2021
In millions of Mexican pesos ( Ps.)

	Note	Common stock	Additional paid-in capital	Retained earnings	Other equity instruments	Valuation of the effective portion of derivative financial instruments	Exchange differences on translation of foreign operations and associates	Remeasurements of the net defined benefit liability	Equity attributable to equity holders of the parent	Non-controlling interest	Total equity
Balances as of January 1, 2021		2,060	45,560	75,917	(1,740)	(525)	(3,225)	(1,173)	116,874	5,583	122,457
Consolidated net income		—	—	15,708	—	—	—	—	15,708	623	16,331
Other comprehensive (loss) income, net of income tax		—	—	—	(393)	1,749	(1,733)	(67)	(444)	(123)	(567)
Total comprehensive (loss) income, net of income tax		—	—	15,708	(393)	1,749	(1,733)	(67)	15,264	500	15,764
Dividends declared	22	—	—	(10,588)	—	—	—	—	(10,588)	(61)	(10,649)
Balances as of December 31, 2021		2,060	45,560	81,037	(2,133)	1,224	(4,958)	(1,240)	121,550	6,022	127,572
Consolidated net income		—	—	19,034	—	—	—	—	19,034	592	19,626
Other comprehensive (loss) income, net of income tax		—	—	—	(54)	(1,344)	(2,722)	328	(3,792)	(67)	(3,859)
Total comprehensive (loss) income, net of income tax		—	—	19,034	(54)	(1,344)	(2,722)	328	15,242	525	15,767
Dividends declared	22	—	—	(11,407)	—	—	—	—	(11,407)	(56)	(11,463)
Balances as of December 31, 2022		2,060	45,560	88,664	(2,187)	(120)	(7,680)	(912)	125,385	6,491	131,876
Consolidated net income		—	—	19,536	—	—	—	—	19,536	690	20,226
Other comprehensive (loss) income, net of income tax		—	—	(12)	(96)	(343)	(5,425)	165	(5,711)	(411)	(6,122)
Total comprehensive (loss) income, net of income tax		—	—	19,524	(96)	(343)	(5,425)	165	13,825	279	14,104
Dividends declared	22	—	—	(12,185)	—	—	—	—	(12,185)	(90)	(12,275)
Balances as of December 31, 2023		Ps. 2,060	Ps.45,560	Ps.96,003	Ps.(2,283)	Ps.(463)	Ps.(13,105)	Ps.(747)	Ps.127,025	Ps.6,680	Ps.133,705

The accompanying notes are an integral part of these consolidated statements of changes in equity.

Consolidated Statements of Cash Flows
For the years ended December 31, 2023, 2022 and 2021
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	Note	2023 (1)	2023	2022	2021
OPERATING ACTIVITIES:
Income before income taxes		$ 1,717	Ps. 29,007	Ps. 26,173	Ps. 22,940
Adjustments for:
Non-cash operating expenses (income)		5	79	471	(653)
Depreciation	11	528	8,919	8,997	8,284
Depreciation right-of-use assets	10	46	776	660	662
Amortization	12	49	836	768	888
Amortization prepaid expenses		52	887	890	687
Gain on sale of long-lived assets, net	19	(6)	(94)	(250)	(58)
Loss on the retirement of long-lived assets	19	11	186	177	199
Loss on the retirement of intangible assets		—	1	—	3
Share of the (profit) of associates and joint ventures accounted for using the equity method, net of income taxes	9	(13)	(215)	(386)	(88)
Interest income		(189)	(3,188)	(2,411)	(932)
Interest expense	18	420	7,102	6,500	6,192
Foreign exchange loss (income), net		62	1,046	324	(227)
Non-cash movements in post-employment and other non-current employee benefits obligations		20	338	299	328
Impairment on equity investments		8	143	—	250
Monetary position gain, net		(6)	(93)	(536)	(734)
Market value (gain) loss on financial instruments	20	(10)	(169)	672	(80)
Increase / decrease:
Accounts receivable and other current assets		(95)	(1,605)	(3,420)	(2,041)
Other current financial assets		(34)	(573)	(514)	(550)
Inventories		(46)	(779)	(179)	(2,262)
Suppliers and other accounts payable		221	3,742	3,420	4,448
Other liabilities		24	403	(424)	(401)
Employee benefits paid	16	(32)	(544)	(483)	(471)
Other taxes		82	1,384	41	2,443
Income taxes paid		(314)	(5,300)	(5,298)	(6,106)
Net cash flows generated from operating activities		Ps. 2,502	Ps. 42,289	Ps. 35,491	Ps. 32,721
INVESTING ACTIVITIES:
Business acquisition and mergers, net of cash acquired	4	—	—	(2,356)	—
Interest collected		189	3,188	2,411	932
Acquisitions of property, plant and equipment	11	(1,161)	(19,613)	(16,756)	(9,344)
Proceeds from the sale of long-lived assets		11	178	323	259
Acquisitions of intangible assets	12	(60)	(1,019)	(979)	(645)
Other non-current assets		(95)	(1,603)	(1,698)	(766)
Dividends received from investments in associates and joint ventures	9	5	79	16	16
Investments in other entities and financial assets		(76)	(1,280)	(558)	1
Net cash flows used in investing activities		$ (1,188)	Ps. (20,070)	Ps. (19,597)	Ps. (9,547)
FINANCING ACTIVITIES:
Proceeds from borrowings	18	9	151	6,089	11,191
Repayments of borrowings	18	(497)	(8,401)	(8,432)	(14,189)

Interest paid		(268)	(4,537)	(4,724)	(4,646)
Dividends paid		(726)	(12,275)	(11,463)	(10,649)
Interest paid on lease liabilities	18	(16)	(278)	(139)	(101)
Payments of leases	18	(41)	(690)	(631)	(629)
Financing instruments		(19)	(322)	(1,547)	(1,240)
Net cash flows used in financing activities		$ (1,559)	Ps. (26,352)	Ps. (20,847)	Ps. (20,263)
Net (decrease)/increase in cash and cash equivalents		(245)	(4,133)	(4,953)	2,911
Cash and cash equivalents at the beginning of the period		2,383	40,277	47,248	43,497
Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies		(301)	(5,084)	(2,018)	840
Cash and cash equivalents at the end of the period		$ 1,838	Ps. 31,060	Ps. 40,277	Ps. 47,248
(1)Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of cash flows.

Notes to the Consolidated Statements
For the years ended December 31, 2023, 2022 and 2021
Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)
Note 1. Activities of the Company
Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA”) is a Mexican corporation, mainly engaged in acquiring, holding and transferring all types of bonds, shares and marketable securities. Coca-Cola FEMSA and its subsidiaries (the “Company”), are mainly engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Brazil, Uruguay, Argentina. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters and other beverages (including juice drinks, coffee, teas, milk, value-added dairy, sports drinks, energy drinks, alcoholic beverages and plant-based drinks). In addition, the Company distributes and sells Heineken-owned brand beer products, Estrella Galicia and Therezópolis beer products in our Brazilian territories and Monster products in all of the countries where we operate. Additionally, we started testing distribution of leading spirits, consumer brands and other alcoholic products in some of the countries where the Company operates.
Coca-Cola FEMSA is indirectly owned by Fomento Economico Mexicano, S.A.B. de C.V. (“FEMSA”), which holds 47.2% of its capital stock and 56% of its voting shares and The Coca-Cola Company (“TCCC”), which indirectly owns 27.8% of its capital stock and 32.9% of its voting shares. The remaining Coca-Cola FEMSA shares trade on the Bolsa Mexicana de Valores, S.A.B. de C.V. (“BMV: KOF UBL”) as series “L” shares which represents 15.6% of our common equity and its American Depositary Shares (“ADS”) (equivalent to ten series “L” shares) trade on the New York Stock Exchange, Inc (“NYSE: KOF”) as series “B” which represents 9.4% of the Company´s common equity. The address of its registered office and principal place of business is Mario Pani No. 100, Colonia Santa Fe Cuajimalpa, Alcaldía Cuajimalpa de Morelos, 05348, Mexico City, Mexico.
As of December 31, 2023 and 2022 the most significant subsidiaries which the Company controls are:

Company	Activity	Country	Ownership percentage 2023	Ownership percentage 2022
Propimex, S. de R.L. de C.V.	Distribution	Mexico	100.0%	100.0%
Controladora Interamericana de Bebidas, S. de R. L. de C.V.	Holding	Mexico	100.0%	100.0%
Spal Industria Brasileira de Bebidas, S.A.	Production and distribution	Brazil	84.4%	84.4%
Servicios Refresqueros del Golfo y Bajio, S. de R.L. de C.V.	Production	Mexico	100.0%	100.0%
Embotelladora Mexicana de Bebidas Refrescantes, S. de R.L. de C.V.	Production	Mexico	100.0%	100.0%

Note 2. Basis of Preparation
2.1 Statement of compliance
The consolidated financial statements of the Company as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The Company’s consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer Ian Marcel Craig García and Chief Financial Officer Gerardo Cruz Celaya. These consolidated financial statements and notes were then approved by the Company’s Board of Directors on March 13, 2024, and by the Shareholders meeting on March 19, 2024. The accompanying consolidated financial statements were approved for issuance in the Company´s annual report on form 20-F by the Company´s Chief Executive Officer and Chief Financial Officer on April 12, 2024 and subsequent events have been considered through that date (see Note 28).

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
The financial statements of subsidiaries in a hyperinflationary economy are stated in terms of the measuring unit current at the end of the reporting period.
2.2.1 Presentation of consolidated income statements
The Company classifies its costs and expenses by function in the consolidated income statements in order to conform to industry practices.
2.2.2 Presentation of consolidated statements of cash flows
The Company presents its consolidated statement of cash flows using the indirect method.
2.2.3 Convenience translation to U.S. dollars ($)
The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position as of December 31, 2023 and the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2023 were converted into U.S. dollars at the exchange rate of Ps. 16.8998 per U.S. dollar as published by the Federal Reserve Bank of New York at the last date in 2023 for which information is available. This arithmetic conversion should not be construed a representation that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate, in addition, numeric figures shown as dollar totals may not be an arithmetic aggregation of preceding figures due to rounding. As of March 8, 2024 (the last date for which information is available before the issuance of these financial statements) such exchange rate was Ps.16.8082 per U.S. dollar, an appreciation of 0.54% since December 31, 2023.

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

These calculations are corroborated by valuation multiples or other available fair value indicators. The key assumptions used to determine the recoverable amount for the Company’s CGUs, including a sensitivity analysis, are further explained in Notes 3.14 and 12.

2.3.1.2 Tax, labor and legal contingencies and provisions
The Company is subject to various claims and contingencies related to tax, labor and legal proceedings as described in Note 25.5. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management periodically assesses the probability of loss for such contingencies, accrues a provision and/ or discloses the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a provision for the estimated loss. Management’s judgment must be exercised to determine the likelihood of such a loss and an estimate of the amount, due to the subjective nature of the loss.

The Company operates in numerous tax jurisdictions and is subject to periodic tax audits, in the normal course of business, by local tax authorities on a range of tax matters in relation to corporate tax, transfer pricing and indirect taxes. The impact of changes in local tax regulations and ongoing inspections by local tax authorities could materially impact the amounts recorded in the financial statements. Where the amount of tax payable is uncertain, the Company recognizes related tax provisions based on management’s estimates with respect to the likelihood of material tax exposures and the probable amount of the liability.

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

The amount of uncertain income tax positions is included in Note 25.7.

2.3.1.3 Business combinations
Businesses combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities assumed by the Company from the former owners of the acquiree, the amount of any non-controlling interest in the acquiree and the equity interests issued by the Company in exchange for control of the acquiree.
At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognized and measured at their fair value, except that:
•    deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12, Income Taxes and IAS 19, Employee Benefits, respectively;
•    liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Company entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2, Share- based Payment at the acquisition date, see Note 3.22;
•    assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that standard; and
•    Indemnifiable assets are recognized at the acquisition date on the same basis as the indemnifiable liability subject to any contractual limitations.
For each acquisition, management’s judgment is exercised to determine the fair value of the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, applying estimates or judgments in techniques used, especially in forecasting CGUs' cash flows, in the computation of weighted average cost of capital (WACC) and estimation of inflation during the operation of intangible assets with indefinite life, mainly, distribution rights.
2.4 Changes in accounting policies
The Company has applied the following amendments to the standards on January 1, 2023.

Definition of Accounting Estimates - Amendments to IAS 8

The amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments had no impact on the Company’s consolidated financial statements.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

The amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements provide guidance and examples to help entities apply materiality judgments to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments have had an impact on the Company’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the consolidated financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

The amendments to IAS 12 Income Tax narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities.

The amendments had no impact on the Company’s consolidated financial statements.

2.5 Reclassifications by consistent presentation in consolidated financial statements

The Company has made certain reclassifications to financial information presented as of December 31, 2022 in the consolidated statement of financial position, to provide a consistent presentation of the financial information as of December 31, 2023. A summary of reclassifications made is disclosed below.

The Company retrospectively adjusted the presentation of Recoverable taxes, Taxes payable and Provisions and other non-current liabilities in the balances as of December 31, 2022. In accordance with IAS 1- Presentation of Financial Statements: 1) The Recoverable income tax was presented together with Other recoverable taxes; 2) The income tax payable was presented together with Other taxes payable; and 3) Provisions were presented together with Other non-current liabilities in the consolidated financial statements as of December 31, 2022. This change had no impact on current assets and current and non-current liabilities initially reported.

	Balance as at December 31, 2022 (as initially reported)	Effects of reclassification	Balance as at December 31, 2022 (adjusted)
CURRENT ASSETS
Recoverable taxes	5,912	(5,912)	—
Recoverable income tax	—	2,718	2,718
Other recoverable taxes	—	3,194	3,194
CURRENT LIABILITIES
Taxes payable	7,981	(7,981)	—
Income tax payable	—	952	952
Other taxes payable	—	7,029	7,029
NON-CURRENT LIABILITIES
Provisions and other non-current liabilities	5,940	(5,940)	—
Provisions	—	3,887	3,887
Other non-current liabilities	—	2,053	2,053

Note 3. Material Accounting Policies
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
3.1.1 Acquisitions of non-controlling interests
Acquisitions of non-controlling interests are accounted for as transactions with owners in their capacity as owners and therefore they are recognized entirely in equity without applying acquisition accounting. Adjustments to non-controlling interests arising from transactions that do not involve the loss of control are measured at carrying amount and reflected equity as part of additional paid-in capital.
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

Foreign exchange differences on monetary items are recognized in profit or loss. Their classification in the consolidated income statement depends on their nature. Differences arising from fluctuations related to operating activities are presented in the “other expenses” line (see Note 19) while fluctuations related to non-operating activities such as financing activities are presented as part of “foreign exchange income (loss)” line in the consolidated income statement.

For incorporation into the Company’s consolidated financial statements, each foreign operation, associate or joint venture’s individual financial statements are translated into Mexican pesos, as follows:
•For hyperinflationary economic environments, the inflation effects of the origin country are recognized pursuant to IAS 29 Financial Reporting in Hyperinflationary Economies, and subsequently translated into Mexican pesos using the year-end exchange rate for the consolidated statements of financial position and consolidated income statement and comprehensive income; and
•For non-hyperinflationary economic environments, assets and liabilities are translated into Mexican pesos using the year-end exchange rate, equity is translated into Mexican pesos using the historical exchange rate, and the consolidated income statement and comprehensive income is translated using the exchange rate at the date of each transaction. The Company uses the average exchange rate of each month only if the exchange rate does not fluctuate significantly.

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

		Exchange Rates of Local Currencies Translated to Mexican Pesos (1)
		Average Exchange Rate for			Exchange Rate as of December 31,
Country or Zone	Functional currency	2023	2022	2021	2023	2022
Mexico	Mexican peso	1.00	1.00	1.00	1.00	1.00
Guatemala	Quetzal	2.27	2.60	2.62	2.16	2.47
Costa Rica	Colon	0.03	0.03	0.03	0.03	0.03
Panama	Balboa	17.77	20.13	20.28	16.89	19.36
Colombia	Colombian peso	0.004	0.005	0.005	0.004	0.004
Nicaragua	Cordoba	0.49	0.56	0.58	0.46	0.53
Argentina	Argentine peso	0.07	0.16	0.21	0.02	0.11
Brazil	Real	3.56	3.90	3.76	3.49	3.71
Uruguay	Uruguayan peso	0.46	0.49	0.47	0.43	0.48
(1)Exchange rates published by the central bank of each country
3.4 Recognition of the effects of inflation in countries with hyperinflationary economic environments
The Company recognizes the effects of inflation on the financial information of its subsidiaries that operate in hyperinflationary economic environments (when cumulative inflation of the three preceding years is approaching, or exceeds, 100% or more in addition to other qualitative factors), which consists of:

•Using inflation factors to restate non-monetary assets, such as inventories, property, plant and equipment, net, intangible assets, net, including related costs and expenses when such assets are consumed or depreciated.

•Applying the appropriate inflation factors to restate capital stock, additional paid-in capital, net income, retained earnings and items of other comprehensive income by the necessary amount to maintain the purchasing power equivalent in the currency of the subsidiary on the dates such capital was contributed, or income was generated up to the date the consolidated financial statements are presented; and

•Recognizing the monetary position gain or loss in the consolidated income statement in the caption “Gain on monetary position for subsidiaries in hyperinflationary economies”.
Beginning on July 1, 2018, Argentina became a hyperinflationary economy because, among some other economic factors, the last three years’ cumulative inflation in Argentina exceeded 100% according to the several economic indexes that exist in the country. The financial information for our Argentine subsidiary has been adjusted to recognize the inflationary effects since January 1, 2018.

The Company restates the financial information of its Argentinian subsidiary using the Consumer Price Index (“CPI”) of the country.

The FACPCE (Federacion Argentina de Consejos Profesionales de Ciencias Economicas) approved on September 29, 2018 and published on October 5, 2018, a resolution which defines, among other things, that the index price to determine the restatement coefficient (Based on a series that applies the Consumer Price Index (“CPI”) from January with the Wholesale Domestic Price Index

(“WDPI) until this date, and computing November and December 2015 using the CPI- of Ciudad del Gran Buenos Aires (“CGBA”) variation).
As of December 31, 2023, 2022, and 2021, the operations of the Company are classified as follows:

Country	Cumulative Inflation 2021-2023	Type of Economy	Cumulative Inflation 2020-2022	Type of Economy	Cumulative Inflation 2019-2021	Type of Economy
Mexico	21.1%	Non-hyperinflationary	19.4%	Non-hyperinflationary	13.9%	Non-hyperinflationary
Guatemala	17.3%	Non-hyperinflationary	18.0%	Non-hyperinflationary	11.7%	Non-hyperinflationary
Costa Rica	9.5%	Non-hyperinflationary	12.4%	Non-hyperinflationary	5.8%	Non-hyperinflationary
Panama	6.7%	Non-hyperinflationary	3.1%	Non-hyperinflationary	0.9%	Non-hyperinflationary
Colombia	30.6%	Non-hyperinflationary	21.4%	Non-hyperinflationary	11.4%	Non-hyperinflationary
Nicaragua	26.3%	Non-hyperinflationary	23.1%	Non-hyperinflationary	17.1%	Non-hyperinflationary
Argentina	815.6%	Hyperinflationary	300.3%	Hyperinflationary	216.1%	Hyperinflationary
Brazil	21.8%	Non-hyperinflationary	21.7%	Non-hyperinflationary	20.0%	Non-hyperinflationary
Uruguay	22.9%	Non-hyperinflationary	27.9%	Non-hyperinflationary	28.5%	Non-hyperinflationary
3.5 Cash and cash equivalents
Cash consists of deposits in bank accounts which generate interest on the available balance. Cash equivalents are mainly represented by short-term bank deposits and fixed income investments (overnight), both with maturities of three months or less and their carrying values approximate fair value.
The Company also maintains restricted cash held as collateral to meet certain contractual obligations (see Note 8.2). Restricted cash is presented within other current financial assets given that the restrictions are short-term in nature.
3.6 Financial assets
Financial assets are classified within the following business models depending on Management’s objective: (i) "held to maturity to collect contractual cash flows", (ii) "held to collect contractual cash flows and sell financial assets" and (iii) "Others or held for trading" or as derivatives assigned in hedging instruments with an effective hedge, as appropriate. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

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
The Company's financial assets include cash, cash equivalents and restricted cash, investments with maturities of more than three months and accounts receivable, derivative financial instruments and other financial assets.

For the initial recognition of a financial asset, the Company measures it at fair value plus the transaction costs that are directly attributable to the purchase, unless the asset is measured at fair value through profit or loss, in which case, transaction costs are booked in the consolidation income statement. Accounts receivable that do not have a significant financing component are measured and recognized at the transaction price. The rest of the financial assets are recognized only when the Company is a party to the contractual provisions of the instrument.

The fair value of a financial asset is measured using assumptions that would be used by market participants when valuing the asset, assuming that market participants act in their best economic interest.

The financial assets are classified at initial recognition as measured at: amortized cost, fair value with changes in other comprehensive income – debt or equity investments – and fair value through profit or loss. The classification depends on the objective by which the financial asset is acquired.

Financial assets are not reclassified after their initial recognition unless the Company changes the business model to manage the financial assets; in which case, all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.
3.6.1 Financial assets at amortized cost
A financial asset is measured at amortized cost if it meets the following two conditions and is not designated as fair value through profit and loss (“FVTPL”):
•Its business model is to hold it to maturity to collect contractual cash flows; and
•The contractual terms are only payments at specified dates of the principal and interest on the amount of the outstanding principal, or solely payments of principal and interest (“SPPI”).
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
3.6.1.1 Effective interest rate method (“ERR”)
The effective interest rate method is a method to calculate the amortized cost of loans, accounts receivable and other financial assets (designated as held-to-maturity) and to allocate interest income / expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that represents an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or (where appropriate) a shorter period, to the net carrying amount on the initial recognition.
3.6.2 Financial assets at fair value with changes in other comprehensive income (“FVOCI”)
A financial asset is measured as FVOCI if it meets the following two conditions and isn’t designated as FVTPL:
•Its business model is to hold it to maturity to collect contractual cash flows and sells; and
•The contractual terms are solely principal and interest payment.
These assets are subsequently measured at fair value. The financial product calculated using the Internal Rate of return (“IRR”), the exchange rate fluctuation and the impairment are recognized in profit and loss. Other gains and losses, related to changes in fair value are recognized in OCI. In cases of derecognition or reclassification, the accumulated gains and losses in OCI are reclassified to profit and loss.

In the initial recognition of an equity instrument that is not held for trading, under the "other" business model, the Company may irrevocably choose to present changes in the fair value of the investment in OCI. This choice is made at the level of each investment. Equity instruments are subsequently measured at fair value. Dividends are recognized as profit in profit and loss unless the dividend clearly represents a recovery part of the investment cost. Other net gains and losses, related to changes in fair value, are recognized in OCI and are not reclassified to consolidated net income in subsequent periods.
3.6.3 Financial assets at fair value through profit and loss (“FVTPL”)
Financial assets designated as FVTPL include financial assets held for trading and financial assets designated at initial recognition as FVTPL. Financial assets are classified as held for trading if they are acquired to be sold in the short term. Derivatives, including embedded derivatives are also designated as held for trading unless they are designated as effective hedging instruments as defined in IFRS 9. Financial assets as FVTPL are recorded in the consolidated statements of financial position at fair value with the net changes in the fair value presented as interest expense (negative changes in fair value) or interest income (positive net changes in fair value) in the consolidated income statement.
3.6.4 Evaluation that contractual cash flows are SPPI
In order to classify a financial asset within one of the three different categories, the Company determines whether the contractual cash flows of the asset are solely principal and interest payments. The Company considers the contractual terms of the financial instrument and whether the financial asset contains any contractual term that could change the timing or amount of the contractual cash flows in such a way that it would not meet the SPPI criteria. To make this evaluation, the Company considers the following:

•Contingent events that would change the cash flows amount or timing;
•Terms that can adjust the contractual coupon rate, including variable interest rate characteristics;
•Payment and extension features; and
•Characteristics that limit the Company's right to obtain cash flows from certain assets.
A prepayment feature is consistent with the characteristics of SPPIs if the prepayment amount substantially represents the amounts of the unpaid principal and interest, which can include reasonable compensation for early termination of the contract. Additionally, a financial asset with a prepayment feature that is acquired or originated with a premium or discount to its contractual amount is consistent with the characteristics of SPPI if at initial recognition the fair value of the prepaid characteristic is insignificant and the prepayment amount represents substantially the contractual amount and accrued interest (but not paid); which may include additional compensation for the early contract termination..
3.6.5 Loans and receivables
Loans and receivables are non-derivative financial instruments with fixed or determinable payments that are not quoted in an active market. Loans and receivables with a stated term (including trade and other receivables) are measured at amortized cost using the effective interest method, less any impairment.
Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial. For the years ended December 31, 2023, 2022 and 2021 the interest income on loans and receivables recognized in the interest income line item within the consolidated income statements is Ps. 1, Ps. — and Ps. 6, respectively.
3.6.6 Other financial assets
Other financial assets include investments in other entities and derivative financial instruments. Other financial assets with a stated term are measured at amortized cost using the effective interest method, less any impairment.
3.6.7 Financial assets impairment
The Company recognizes impairment due to expected credit loss (“ECL”) for financial assets measured at amortized cost and reduces the carrying amount.
Impairment losses on accounts receivable are always measured at an amount equal to ECL for the remaining life, whether or not it has a significant financing component.
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
The impairment loss on financial assets measured at amortized cost is recognized in the consolidated income statement reducing the carrying amount, and for financial assets measured at FVOCI, the impairment loss is recognized within OCI.
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

The Company recognizes derivative financial instruments and hedging activities in the consolidated statement of financial position as either an asset or liability measured at fair value, considering quoted prices in recognized markets. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable market data, recognized in the financial sector. Management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of financial instruments. Changes in the fair value of derivative financial instruments are recorded each year in current earnings or otherwise as a component of cumulative other comprehensive income based on the item being hedged and the effectiveness of the hedge.
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
3.7.2 Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI under the heading “valuation of the effective portion of derivative financial instruments”. The gain or loss relating to the ineffective portion is recognized immediately in consolidated net income and is included in the “market value gain (loss) on financial instruments” line item within the consolidated income statements.

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
3.7.3 Fair value hedges
For hedge items carried at fair value the change in the fair value of a hedging derivative is recognized in profit and loss as foreign exchange gain or loss, as they relate to foreign currency risk. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the consolidated income statement as “foreign exchange gain or loss”.

For fair value hedges relating to items carried at amortized cost, change in the fair value of the effective portion of the hedge is recognized first as an adjustment to the carrying value of the hedged item and then any adjustment to carrying value is amortized through profit or loss over the remaining term of the hedge using the effective interest rate (EIR) method. EIR amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. If the hedged item is derecognized, the unamortized fair value is recognized immediately in profit or loss.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in profit and loss.
3.7.4 Hedge of net investment in a foreign business
The Company designates certain derivatives as a hedge of its net investment in foreign operations and applies hedge accounting to foreign currency differences arising between the functional currency of its investments abroad and the functional currency of the holding company (Mexican peso), regardless of whether the net investment is held directly or through a sub-holding. Differences in foreign currency that arise in the conversion of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income in the exchange differences on the translation of foreign operations and associates caption, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized as market value gain or loss on financial instruments within the consolidated income statements. When part of the hedge of a net investment is disposed, the corresponding accumulated foreign currency translation effect is recognized as part of the gain or loss on disposal within the consolidated income statement. As of December 31, 2023, the Company does not have net investment hedges in foreign operations, as described in Note 20. During 2022, the Company designated certain derivatives as a hedge for its net investment in foreign operations and applied hedging accounting to foreign currency differences that arose between the functional currency of its foreign investments and the controlling company's functional currency (Mexican peso).
3.8 Fair value measurement
The Company measures financial instruments, such as derivatives, and certain non-financial assets such as trust assets of labor obligations at fair value at each balance sheet date. Also, fair values of bank loans and notes payable measured at amortized cost are disclosed in Note 18.
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
For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
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

Management makes judgments regarding write-downs to determine the net realizable value of the inventory. These write-downs consider factors such as age and condition of goods as recent market data to assess the estimated future demand for goods.
3.10 Other current assets
Other current assets, which will be realized within a period of less than one year from the reporting date, are comprised of prepaid assets, and agreements with customers.
Prepaid assets principally consist of, advertising, promotional and insurance costs, and are recognized as other current assets at the time of the cash disbursement, and are derecognized from the consolidated statement of financial position and recognized in the appropriate consolidated income statement caption when the risks and rewards of the related goods have been transferred to the Company or services have been received, respectively.
The Company has prepaid advertising costs which consist of television and radio advertising airtime paid in advance. These prepaid costs are generally amortized over the period based on the transmission of the television and radio spots. The related production costs are recognized in the consolidated income statement as incurred.

The Company has agreements with customers for the right to sell and promote the Company’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract and deducted from the Net sales as consideration paid to customers. During the years ended December 31, 2023, 2022 and 2021, such amortization aggregated to Ps. 304, Ps. 295 and Ps. 219, respectively.

3.11 Investments accounted for using the equity method
3.11.1 Investments in associates

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

If the Company holds, directly or indirectly, 20% or more of the voting power of the investee, it is presumed that it has significant influence, unless it can be clearly demonstrated that this is not the case. If the Company holds, directly or indirectly, less than 20% of the voting power of the investee, it is presumed that the Company does not have significant influence, unless such influence can be clearly demonstrated. Decisions regarding the propriety of utilizing the equity method of accounting for a less than 20% owned corporate investee require a careful evaluation of voting rights and their impact on the Company’s ability to exercise significant influence. Management considers the existence of the following circumstances, which may indicate that the Company is able to exercise significant influence over a less than 20% owned corporate investee:

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

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate. The Company determines at each reporting date whether there is any objective evidence that the investment in the associates is impaired. If this is the case, the Company determines the impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount in other expenses line in the consolidated statements of income.
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
As of December 31, 2023 and 2022 the Company did not have any interests in joint operations.

3.11.3 Investment in Venezuela

The Company accounts for its investment in Venezuela using fair value through OCI using Level 3 inputs. In 2023, the Company recognized a fair value loss on the investment of Ps. 164. As of December 31, 2023, 2022 and 2021 the fair value of Venezuela investment was Ps. 0. and the accumulated losses recognized in the “other equity instruments” amounted for Ps. 1,777, Ps. 1,613 and Ps. 1,553 respectively.
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
Property, plant and equipment, including returnable bottles which are expected to provide benefits over a period of more than one year, as well as intangible assets with definite useful lives are depreciated/amortized over their estimated useful lives. The Company bases its estimates on the experience of its technical personnel as well as its experience in the industry for similar assets.
During 2022, the Company reviewed the useful lives of its property, plant and equipment, and determined changes in its estimated useful lives of these assets. The financial impact of this change for 2022 was immaterial. Changes in these estimations were applied prospectively.
The estimated useful lives of the Company’s principal assets are as follows:

	2023	2022
Buildings	20 - 50	20 - 50
Machinery and equipment	5 - 25	5 - 25
Distribution equipment	4 - 14	4 - 14
Refrigeration equipment	7 - 10	7 - 10
Returnable bottles	1.5 - 4	1.5 - 4
Other equipment	3 - 10	3 - 10
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
The Company’s returnable bottles are depreciated according to their estimated useful lives: 4 for glass bottles and 1.5 years for PET bottles. Deposits received from customers are amortized over the same estimated useful lives of the bottles.
3.13 Intangible assets
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
Intangible assets with an indefinite life are not amortized and are subject to impairment tests on an annual basis as well as whenever certain circumstances indicate that the carrying amount of those intangible assets exceeds their recoverable value. The Company’s intangible assets with an indefinite life mainly consist of rights to produce and distribute Coca-Cola trademark products in the Company’s territories. These rights are contained in agreements that are standard contracts that The Coca-Cola Company has with its bottlers. These bottler agreements are treated as indefinite-lived intangible assets because the Company has determined they are perpetual in nature, considering the following factors: i) the past records of renewals, ii) bottler agreements are automatically renewable for ten-year terms at no cost, and iii) the renewal process does not require any action from either party (only non-renewal requires an action, among others).

As of December 31, 2023, the Company had four bottler agreements in Mexico: (i) Valley of Mexico territory, which is up for renewal in June 2033, (ii) Southeast territory, which is up for renewal in June 2033, (iii) Bajio territory, which is up for renewal in May 2025 and (iv) Golfo territory, which is up for renewal in May 2025. As of December 31, 2023, the Company had one bottler agreement in Brazil, which is up for renewal in October 2027. As of December 31, 2023, the Company had three bottler agreements in Guatemala, which are up for renewal in March 2025 (one contract) and April 2028 (two contracts).
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
As of December 31, 2023 our investee KOF Venezuela had one bottler agreement, which is up for renewal in August 2026.
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
3.14 Impairment of long-lived assets
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
Where the conditions leading to an impairment loss no longer exist, it is subsequently reversed. That is, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in consolidated net income. Impairment losses related to goodwill are not reversible. For the years ended December 31, 2023, 2022 and 2021 there was no impairment related to goodwill recognized.
3.15 Leases
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

As a leasee

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

The lease liability is initially measured at the present value of future lease payments to be made over the lease term. Such payments are discounted using the incremental borrowing rate (IBR) of the Company, when the Company cannot readily determine the interest rate implicit in its leases. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

Lease payments included in the measurement of the lease liability include the following:
•Fixed payments, including payments that are substantially fixed;
•Variable lease payments that depend on an index or a rate, initially measured using the index or the rate as of the lease commencement date;
•The price related to a purchase option that the Company is reasonably certain it will exercise an option to extend the contractual agreement and penalties for early termination of the lease agreement, unless the Company has reasonable certainty of not terminating early, considering all the facts and circumstances that create an economic incentive for the Company to exercise, or not, such options;
•Amounts payable for residual value guarantees.

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

Subsequent Measurement

The right-of-use asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the asset or the lease term. In addition, the right-of-use asset is periodically evaluated for impairment losses, if any, and evaluated for some lease liability remeasurements.

Lease liabilities are subsequently measured at amortized cost using the effective interest rate method. The Company re-measures the lease liability without modifying the discount rate when there is a modification in future lease payments under a residual value guarantee or if the modification arises from a change in the index or rate when there are variable payments. The lease liability is measured again using a new incremental borrowing rate at the date of modification when:

•An option to extend or terminate the agreement is exercised by modifying the non-cancelable period of the contract; or
•The Company changes its assessment of whether it will exercise a purchase option of the underlying asset.

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
In the consolidated income statement, the interest expense of the lease liability is presented as a component of the interest expense, unless they are directly attributable to qualified assets, in which case they are capitalized according to the Company’s financing cost accounting policy.

Improvements in leased properties are recognized as part of property, plant and equipment in the consolidated statement of financial position and amortized using the straight-line method, over the shorter of the useful life of the asset and the term of the related lease.
3.16 Financial liabilities and equity instruments
3.16.1 Classification as debt or equity
Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.
3.16.2 Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized when the proceeds are received, net of direct issue costs.
Repurchase of the Company’s own equity instruments are recognized and deducted directly from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.
3.16.3 Financial liabilities
Initial recognition and measurement
Financial liabilities within the scope of IFRS 9 are classified as financial liabilities at amortized cost, except for derivative instruments designated as hedging instruments in an effective hedge, which are recognized at FVTPL. The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value less, in the case of loans and borrowings, directly attributable transaction costs.
The Company’s financial liabilities include trade and other payables, loans and borrowings, and derivative financial instruments, see Note 3.7.
Subsequent measurement
The measurement of financial liabilities depends on their classification as described below:

Loans and borrowings
After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in the consolidated income statements when the liabilities are derecognized.

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
When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the de-recognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated income statements.
3.17 Provisions
Provisions are recognized when the Company has a present obligation (contractual or implied) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reasonable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, the amounts are discounted to present value where the effect of the time value of money is material.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

The Company recognizes a provision for a loss contingency when it is probable (i.e. more likely than not) that certain effects related to past events, would materialize and can be reasonably quantified. These events and their financial impact are also disclosed as loss contingencies in the consolidated financial statements when the risk of loss is deemed to be other than remote. The Company does not recognize an asset for a gain contingency until the gain is realized, see Note 25.5.

Restructuring provisions are recognized only when the recognition criteria for provisions are satisfied. The Company has a constructive obligation when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected and there is a detailed estimate of the associated costs, and an appropriate timeline. Furthermore, the employees affected must have been notified of the plan’s main features.
3.18 Post-employment and other short and long-term employee benefits
Post-employment and other non-current employee benefits include obligations for pension and post-employment plans and seniority premiums.

In Mexico, the economic benefits and retirement pensions are granted to employees with 10 years of service and minimum age of 60. In addition, in accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. The seniority premium benefits consist of a one-time payment equivalent to 12 days’ wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.
For defined benefit retirement plans and other non-current employee benefits, such as the Company’s sponsored pension and retirement plans and seniority premiums, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period. All re-measurements effects of the Company’s defined benefit obligation such as actuarial gains and losses and return on plan assets are recognized directly in other comprehensive income (“OCI”). The Company presents service costs within cost of goods sold, administrative and selling expenses in the consolidated income statements. The Company presents net interest cost within interest expense in the consolidated income statements. The projected benefit obligation recognized in the consolidated statement of financial position represents the present value of the defined benefit obligation as of the end of each reporting period. Certain subsidiaries of the Company have established plan assets for the payment of pension benefits and seniority premiums through irrevocable trusts of which the employees are named as beneficiaries, which serve to decrease the funded status of such plans’ related obligations.

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

Profit sharing to employees (“PTU” for its acronym in Spanish) is paid by the Mexican subsidiaries to its eligible employees. PTU is computed at the rate of 10% of the individual company taxable income. PTU in Mexico is calculated from the same taxable income for income tax, except for the following: a) neither tax losses from prior years nor the PTU paid during the year are deductible; and b) payments exempt from taxes for the employees are fully deductible in the PTU computation.

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
3.19 Revenue recognition
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

All the conditions mentioned above are accomplished normally when the goods are delivered to the customer, usually payment terms varies from 0 to 90 days. The net sales reflect the effect of agreements with customers, the units delivered at list price, net of variable considerations such as promotions and discounts, which are measure based on the amounts agreed with customers using the expected value method.
The Company generates revenues from the following principal activities:
Sale of goods.
Includes the sales of goods by all the subsidiaries of the Company, mainly the sale of beverages of the leading brand of Coca-Cola in which the revenue is recognized at the point of time those products were sold to the customers.
Rendering of services.
Includes the revenues of distribution services that the Company recognizes as revenues as the related performance obligation is satisfied. The Company recognizes revenues for rendering of services over time in which the performance obligation is satisfied according with the following conditions:
•The customer receives and consumes simultaneously the benefits, as the Company satisfies the performance obligation;
•The customer controls the related assets, even if the Company improves them;
•The revenues can be measured reliably; and

•It is probable that economic benefits will flow to the Company.

Sources of Revenue	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Sale of products	Ps. 244,264	Ps. 226,222	Ps. 193,899
Services rendered	23	15	321
Other operating revenues	801	503	584
Revenue from contracts with customers	Ps. 245,088	Ps. 226,740	Ps. 194,804

Variable consideration
The Company estimates the amount of consideration to which it be entitled in exchange for transferring the goods to the customer. Some contracts include promotions, discounts or any other variable allowances that may be granted to the customers. These estimates are based on the commercial agreements entered with the customers and on the historical performance for the customer.

Sales discounts are considered variable consideration and are reflected in the client’s invoice. Therefore discounts are recorded at the moment of sale (sales are recorded net of discounts).

In the Modern Channel, retail products are sold at a discount based on volume, considering total sales during certain period. Revenues on these sales are recognized based on the price established in the agreement, net of variable consideration for discounts for estimated volume. The Company uses its accumulated experience to estimate discounts, using the expected value method.

Significant financing component

There is not a significant financing component due to the fact that the majority of sales are made in cash for the Traditional Channel or on credit period of 0-90 days for the Modern Channel.
Contracts costs.
As disclosed on note 3.10, the incremental costs for obtaining a customer contract are recognized as an asset if the Company expects to recover those costs. The incremental costs are those incurred to obtain a contract and that wouldn’t be incurred if the contract hadn’t been obtained. The Company recognizes these costs as incurred in the consolidated income statement when the associated revenue is realized in a period equal to or less than one year. The contract costs, are amortized on a straight-line basis over the terms of the related revenue contracts, reflecting how the goods and services are transferred to the client.
3.20 Administrative and selling expenses
Administrative expenses include labor costs (salaries and other benefits, like employee profit sharing “PTU”) of employees not directly involved in the sale of the Company’s products, as well as professional service fees, the depreciation of office facilities, amortization of capitalized information technology system implementation costs and any other similar costs.
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
3.21 Income taxes
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

3.21.1 Current income taxes
Current income taxes are recorded in the results of the year they are incurred.
3.21.2 Deferred income taxes
Deferred taxes are recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, including tax loss carryforwards and certain tax credits, to the extent that it is probable that future taxable profits, and reversal of existing taxable temporary differences will be available. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In the case of Brazil, where goodwill is deductible for tax purposes, the Company recognizes as part of the acquisition method a deferred tax asset for the tax effect of the excess of the tax basis over the related carrying value.

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
In Mexico, the income tax rate was 30% for 2023, 2022 and 2021, and currently Management has no reason to believe that the tax rate will change in the foreseeable future. The tax rates for other countries is disclosed in Note 24.3.
3.21.3 Uncertain tax positions
The Company operates in numerous tax jurisdictions and is subject to periodic tax inspections, in the normal course of business, by local tax authorities on a range of tax matters in relation to corporate income tax.

Where the amount of tax payable is uncertain, the Company establishes income tax provisions based on management’s estimates with respect to the likelihood of material tax exposures and the probable amount of the liability.
3.22 Share-based payments transactions
Senior executives of the Company receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments. Under this stock incentive plan, eligible executive officers and senior management are entitled to receive a special annual bonus in cash, after withholding applicable taxes, to purchase FEMSA and Coca-Cola FEMSA shares traded in the Mexican Stock Exchange. This plan uses the EVA result achieved, and their individual performance as its main evaluation metric. The Company makes a cash contribution to the administrative trust (which is controlled and consolidated by FEMSA) in the amount of the individual executive’s special bonus. The administrative trust then uses the funds to purchase FEMSA and Coca-Cola FEMSA shares or options (as instructed by the Corporate Practices Committee). The acquired shares are deposited in a trust, and the executive officers and senior management can access them one year after they are vested at 33% per year over a three-year period. Seventy percent of the annual executive bonus under our stock incentive plan must be used to purchase our company’s shares and the remaining thirty percent must be used to purchase FEMSA shares. During the years ended December 31, 2023, 2022 and 2021, no stock options were granted to executives.

This incentive plan is accounted for as equity settled transaction, net of cash contributions made by the Company.. The award of equity instruments is granted for a fixed monetary value.

Share-based payments to employees are measured at the fair value of the equity instruments at the grant date and accounted as equity contributions from FEMSA. The cash contributions made by the Company are accounted as reduction to the equity contributions. Any excess of cash contributions made is recorded as a financial asset (See Note 13.1). The fair value determined at the grant date of the share-based payments is recognized as expense based on the graded vesting method over the three-year vesting period.
3.23 Earnings per share
The Company presents basic and diluted earnings per share (“EPS”) data for its shares. As described in Note 23, the Company has potentially dilutive shares and therefore presents its basic and diluted earnings per share. Basic EPS is calculated by dividing the consolidated net income attributable to controlling interest by the weighted average number of shares outstanding during the period adjusted for the weighted average of own shares purchased in the year. Diluted EPS is calculated by dividing the consolidated net income attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. Earnings per share for all periods are adjusted to give effect to capital contributions, bonus issues, share splits or reverse share splits if they occur during any of periods presented and subsequent to the latest balance sheet date until the issuance date of the consolidated financial statements.

Note 4. Business Combinations

4.1 Business Combinations

The Company consummated certain business acquisitions during 2022 that were recorded using the acquisition method of accounting. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the respective business, as disclosed below. Therefore, the consolidated income statements and the consolidated statements of financial position in the year of such acquisitions are not comparable in this respect with previous periods.

The consolidated statement of cash flows for the year ended December 31, 2022, shows the consideration paid for the business combinations, net of the cash acquired in those acquisitions.

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

The allocation of the purchase price to the fair value of the net assets acquired is as follows:

2022
Total current assets, including cash acquired of Ps. 104	Ps. 615
Total non-current assets	972
Distribution rights	894
Total assets	2,481
Total liabilities	(731)
Net assets acquired	1,750
Goodwill arising on acquisition	197
Total consideration transferred	Ps. 1,947
Consideration not paid on acquisition date	(186)
Consideration paid in acquisition date, net	Ps. 1,761
Cash acquired of CVI	(104)
Net cash paid	Ps. 1,657

Total revenues of CVI for the period from the acquisition date through to December 31, 2022 were Ps. 1,923. Goodwill was allocated on the South America segment.

2) On November 30, 2022, the Company completed the acquisition of 100% of the business of “Agua Cristal” from Bepensa, a Mexican business group, in the Southeast region of Mexico for Ps. 699 in an all cash consideration transferred. The business of “Agua Cristal” is included in the Company results since December 2022. The Company booked mainly property, plant and equipment for Ps. 448, other indefinite lived intangible assets for Ps.228, goodwill for Ps. 8 and the amount of liabilities assumed was not significant.

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

	2023	2022
Cash and bank balances	Ps. 6,101	Ps. 5,828
Cash equivalents (see Note 3.5)	24,959	34,449
Total	Ps. 31,060	Ps. 40,277
Note 6. Trade Receivables, Net

	2023	2022
Trade receivables	Ps. 15,022	Ps. 13,432
The Coca-Cola Company (related party) (See Note 14)	378	776
Loans to employees	76	84
FEMSA and subsidiaries (related parties) (See Note 14)	1,460	746
Other related parties (See Note 14)	—	182
Other sundry accounts receivable	1,390	1,636
Allowance for expected credit losses	(577)	(538)
	Ps. 17,749	Ps. 16,318
6.1 Trade receivables
Trade receivable representing rights arising from sales and loans to employees or any other similar concept, are presented on the consolidated statement of financial position net of discounts and the allowance for expected credit losses.

Coca-Cola FEMSA has accounts receivable from The Coca-Cola Company primarily arising from the latter’s participation in advertising and promotional programs.
Because less than the 1.7% of the trade receivables is unrecoverable, the Company does not have any customers classified as “high risk” which would be eligible to have special management conditions for the credit risk. As of December 31, 2023, the Company does not have a representative group of customers directly related to the expected credit loss.
The allowance for expected credit losses is calculated with an expected losses model that recognizes the impairment losses through all the contract life. Because they are generally short-term trade receivables, the Company defined a model with a simplified expected loss focus through a parametric model. The parameters used in the model are:
•Breach probability;
•Losses severity;
•Financing rate;
•Special recovery rate; and
•Breach exposure.

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period.
The carrying value of trade receivables approximates its fair value as of December 31, 2023 and 2022.
The Company recognizes an allowance for expected credit losses at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar credit loss patterns.
6.2 Changes in the allowance for expected credit losses

For the years ended as of December 31, 2023, 2022 and 2021, the Company had an allowance for Ps. 577, Ps. 538 and Ps. 531, respectively.

For the years ended as of December 31, 2023, 2022 and 2021, changes in allowance for expected credit losses are comprised of the following:

	2023	2022	2021
Balance at the beginning of the year	Ps. 538	Ps. 531	Ps. 515
Allowance for the year	29	14	35
Charges and write-offs of uncollectible accounts	23	38	6
Effects of changes in foreign exchange rates	(13)	(45)	(25)
Balance at the end of the year	Ps. 577	Ps. 538	Ps. 531

6.3 Payments from The Coca-Cola Company:
The Coca-Cola Company participates in certain marketing and promotional programs. Contributions received by the Company are recognized as a reduction in selling expenses. For the years ended December 31, 2023, 2022 and 2021 contributions received were Ps. 2,450, Ps. 1,170, and Ps. 2,437, respectively.
Note 7. Inventories

	2023	2022
Finished products	Ps. 6,293	Ps. 5,693
Raw materials	3,624	4,288
Non strategic spare parts	1,004	922
Inventories in transit	107	204
Packing materials	538	420
Other	314	361
	Ps. 11,880	Ps. 11,888

For the years ended as of December 31, 2023, 2022 and 2021, the Company recognized write-downs of its inventories for Ps. 165, Ps. 80 and Ps. 45, respectively to net realizable value.
For the years ended as of December 31, 2023, 2022 and 2021, changes in inventories are comprised of the following and included in the consolidated income statement under the cost of goods sold caption:

	2023	2022	2021
Finished goods and work in progress	Ps. 28,682	Ps. 25,073	Ps. 23,756
Raw materials and packing materials	90,919	85,171	69,309
Total	Ps. 119,601	Ps. 110,244	Ps. 93,065
Note 8. Other Current Assets and Other Current Financial Assets
8.1 Other Current Assets:

	2023	2022
Prepaid expenses	Ps. 902	Ps. 1,695
Agreements with customers, net of accumulated amortization	126	208
Others	29	3
	Ps. 1,057	Ps. 1,906

Prepaid expenses as of December 31, 2023 and 2022 are as follows:

	2023	2022
Advances to suppliers	Ps. 789	Ps. 1,478
Advertising and promotional expenses paid in advance	96	117
Prepaid insurance	17	100
	Ps. 902	Ps. 1,695
Advertising and promotional expenses recorded in the consolidated income statements for the years ended December 31, 2023, 2022 and 2021, were Ps. 4,691 Ps. 3,983 and Ps. 5,413 respectively.
8.2 Other Current Financial Assets:

	2023	2022
Restricted cash (1)	Ps. 304	Ps. 243
Derivative financial instruments (See Note 20)	263	2,668
	Ps. 567	Ps. 2,911
(1) Restricted cash in Brazil is held in U.S. dollars and relates to short term deposits in order to fulfill the collateral requirements for accounts payable.
Note 9. Investments in Other Entities
As of December 31, 2023 and 2022 the investment in other entities is comprised of the following:

	2023	2022
Investment in Associates and Joint Ventures	Ps. 9,246	Ps. 8,452

Details of the investment in associates and joint ventures accounted for under the equity method at the end of the reporting period are as follows:

			Ownership Percentage		Carrying Amount
Investee	Principal Activity	Place of Incorporation	2023	2022	2023	2022
Joint ventures:
Compañía Panameña de Bebidas, S.A.P.I. de C.V.	Beverages	Mexico	50.0%	50.0%	Ps. —	Ps. —
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	50.0%	50.0%	223	189
Fountain Agua Mineral, LTDA	Beverages	Brazil	50.0%	50.0%	808	752
Planta Nueva Ecología De Tabasco, S.A. de C.V.	Recycling	Mexico	50.0%	50.0%	1,139	578

Associates:
Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”) (1)	Sugar production	Mexico	36.4%	36.4%	3,454	3,632
Jugos del Valle, S.A.P.I. de C.V. (1)	Beverages	Mexico	28.2%	29.3%	2,831	2,267
Leao Alimentos e Bebidas, LTDA (1)	Beverages	Brazil	25.1%	25.1%	298	388
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) (1)	Canned bottling	Mexico	26.5%	26.5%	215	157
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”) (1)	Recycling	Mexico	35.0%	35.0%	99	100
Alimentos de Soja S.A.U.	Beverages	Argentina	10.7%	10.7%	23	282
Others	Various	Various	Various	Various	156	107
					Ps. 9,246	Ps. 8,452
Accounting method:
(1) The Company has significant influence due to the fact that it has power to participate in the financial and operating policy decisions of the investee.

During 2023 the Company received dividends from Promotora Mexicana de Embotelladores, S.A. de C.V. ("PIASA") for the amount of Ps. 79.

During 2023 the Company made capital contributions to Jugos del Valle, S.A.P.I. de C.V. for the amount of Ps. 466, and sale of shares for an amount of Ps. 24, also our ownership decreased due to a corporate restructuring.

During 2023, the Company recognized an impairment on its investment in Alimentos de Soja S.A.U. for an amount of Ps. 143 recognized in the South America segment.

During 2023 and 2022 the Company made capital contributions to Planta Nueva Ecología de Tabasco S.A. de C.V. for the amounts of Ps. 506, and Ps. 560, respectively. There were no changes in the ownership percentage as a result of capital contributions made by the other shareholders.

During 2022, our ownership in Jugos del Valle, S.A.P.I. de C.V. increased due to a corporate restructuring and our ownership in Leao Alimentos e Bebidas, LTDA, Trop Frutas do Brasil, LTDA increased due to acquisition of CVI.

During 2022 the Company received dividends from Industria Envasadora de Querétaro, S.A. de C.V. ("IEQSA") for the amount of Ps. 16.

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

During 2021, the Company recognized an impairment on its investment in Trop Frutas Do Brasil LTDA. for the amount of Ps. 250 recognized in the South America segment.

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
For the years ended December 31, 2023, 2022 and 2021 the equity earnings recognized for associates were Ps. 25, Ps. 194, and Ps. 85, respectively.
For the years ended December 31, 2023, 2022 and 2021 the equity earnings recognized for joint ventures were Ps. 190, Ps. 192 and Ps. 3, respectively.

Note 10. Leases

For the years ended as of December 31, 2023 and 2022, the change in the Company’s right-of-use assets, is as follows:

	2023	2022
Balance at beginning of the period	Ps. 2,069	Ps. 1,472
Additions	586	1,083
Remeasurements	812	476
Additions from business combinations	—	13
Disposals	(271)	(296)
Depreciation	(776)	(660)
Hyperinflationary economies effect	6	13
Effects of changes in foreign exchange rates	(38)	(32)
Balance at end of the period	Ps. 2,388	Ps. 2,069

As of December 31, 2023 and 2022, the lease liabilities are integrated as follows:

	2023	2022
Maturity analysis – contractual undiscounted cash flows
Less than one year	Ps. 966	Ps. 675
One to three years	1,386	928
More than three years	1,353	1,462
Total undiscounted lease liabilities on December 31	Ps. 3,705	Ps. 3,065
Lease liabilities included in the statement of financial position on December 31	2,521	2,135
Current	Ps. 752	Ps. 472
Non-Current	Ps. 1,769	Ps. 1,663

For the years ended as of December 31, 2023 and 2022, the change in the Company’s lease liabilities, is as follows:

	2023	2022
Balance at beginning of the period	Ps. 2,135	Ps. 1,505
Additions	586	1,083
Remeasurements	812	476
Additions from business combinations	—	13
Disposals	(277)	(309)
Payments	(690)	(631)
Foreign exchange effects	(20)	17
Effects of changes in foreign exchange rates	(25)	(19)
Balance at end of the period	Ps. 2,521	Ps. 2,135

The total lease payments during 2023, 2022 and 2021 were Ps. 968, Ps. 763, and Ps. 730, respectively; out of which, Ps. 278, Ps. 132, and Ps. 101, represented the interest expense reported in the consolidated income statements for the years ended on December 31, 2023, 2022 and 2021, respectively.

The expenses for the low value assets and short-term leases reported in the consolidated income statements recognized in operating expenses for the years ended on December 31, 2023, 2022 and 2021 were Ps. 190, Ps. 116 and Ps. 183, respectively.

As of December 31, 2023, 2022 and 2021 the weighted average incremental borrowing rate was 10.18%, 9.29% and 7.18%, respectively.

Note 11. Property, plant & equipment.

Cost	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Cost as of January 1, 2021	Ps. 5,240	Ps. 18,653	Ps. 39,664	Ps. 20,202	Ps. 17,924	Ps. 5,894	Ps. 737	Ps. 851	Ps. 109,165
Additions (1)	—	21	61	427	3,655	7,911	—	217	12,292
Transfer of completed projects in progress	—	731	4,791	1,351	31	(7,001)	95	2	—
Disposals	(6)	(20)	(2,680)	(1,614)	(2,299)	—	(62)	(16)	(6,697)
Effects of changes in foreign exchange rates	(144)	(637)	(1,919)	(556)	(365)	(70)	(22)	(77)	(3,790)
Changes in value on the recognition of inflation effects	140	326	1,260	319	487	—	138	321	2,991
Cost as of December 31, 2021	Ps. 5,230	Ps. 19,074	Ps. 41,177	Ps. 20,129	Ps. 19,433	Ps. 6,734	Ps. 886	Ps. 1,298	Ps. 113,961

Cost	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Cost as of January 1, 2022	Ps. 5,230	Ps. 19,074	Ps. 41,177	Ps. 20,129	Ps. 19,433	Ps. 6,734	Ps. 886	Ps. 1,298	Ps. 113,961
Additions (1)	267	38	399	939	4,123	12,641	26	294	18,727
Additions from business combinations	36	289	365	126	8	482	—	—	1,306
Transfer of completed projects in progress	139	1,477	4,248	2,485	645	(9,023)	27	2	—
Disposals	(18)	(209)	(858)	(1,072)	(381)	—	(27)	(9)	(2,574)
Effects of changes in foreign exchange rates	(424)	(1,157)	(3,225)	(1,277)	(1,708)	(438)	(15)	(172)	(8,416)
Changes in value on the recognition of inflation effects	222	735	2,474	536	849	7	—	—	4,823
Cost as of December 31, 2022	Ps. 5,452	Ps. 20,247	Ps. 44,580	Ps. 21,866	Ps. 22,969	Ps. 10,403	Ps. 897	Ps. 1,413	Ps. 127,827

Cost	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Cost as of January 1, 2023	Ps. 5,452	Ps. 20,247	Ps. 44,580	Ps. 21,866	Ps. 22,969	Ps. 10,403	Ps. 897	Ps. 1,413	Ps. 127,827
Additions (1)	1	27	211	855	2,782	15,939	—	297	20,112
Transfer of completed projects in progress	72	1,506	5,415	2,346	2,110	(11,109)	(331)	(9)	—
Disposals	(8)	(44)	(1,071)	(1,245)	(270)	(2)	—	(3)	(2,643)
Effects of changes in foreign exchange rates	(475)	(1,908)	(4,788)	(1,298)	(2,155)	(550)	(51)	(116)	(11,341)
Changes in value on the recognition of inflation effects	177	592	1,895	400	655	128	—	—	3,847
Cost as of December 31, 2023	Ps. 5,219	Ps. 20,420	Ps. 46,242	Ps. 22,924	Ps. 26,091	Ps. 14,809	Ps. 515	Ps. 1,582	Ps. 137,802

(1) Total includes Ps. 499 , Ps. 1,971 and Ps. 3,784 outstanding payment to suppliers, as of December 31, 2023, 2022 and 2021 respectively

Accumulated Depreciation	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Accumulated depreciation as of January 1, 2021	Ps. —	Ps. (5,043)	Ps. (19,842)	Ps. (11,859)	Ps. (12,153)	Ps. —	Ps. (379)	Ps. (429)	Ps. (49,705)
Depreciation for the year	—	(484)	(2,793)	(2,097)	(2,708)	—	(80)	(122)	(8,284)
Disposals	—	6	2,336	1,493	2,390	—	62	10	6,297
Effects of changes in foreign exchange rates	—	162	867	372	222	—	8	48	1,679
Changes in value on the recognition of inflation effects	—	(139)	(946)	(209)	(427)	—	(6)	(38)	(1,765)
Accumulated depreciation as of December 31, 2021	Ps. —	Ps. (5,498)	Ps. (20,378)	Ps. (12,300)	Ps. (12,676)	Ps. —	Ps. (395)	Ps. (531)	Ps. (51,778)

Accumulated Depreciation	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Accumulated depreciation as of January 1, 2022	Ps. —	Ps. (5,498)	Ps. (20,378)	Ps. (12,300)	Ps. (12,676)	Ps. —	Ps. (395)	Ps. (531)	Ps. (51,778)
Depreciation for the year	—	(835)	(3,331)	(1,437)	(3,234)	—	(25)	(135)	(8,997)
Disposals	—	194	854	936	306	—	26	7	2,323
Effects of changes in foreign exchange rates	—	340	2,193	860	1,274	—	7	143	4,817
Changes in value on the recognition of inflation effects	—	(244)	(1,605)	(354)	(745)	—	(5)	(34)	(2,987)
Accumulated depreciation as of December 31, 2022	Ps. —	Ps. (6,043)	Ps. (22,267)	Ps. (12,295)	Ps. (15,075)	Ps. —	Ps. (392)	Ps. (550)	Ps. (56,622)

Accumulated Depreciation	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Accumulated depreciation as of January 1, 2023	Ps. —	Ps. (6,043)	Ps. (22,267)	Ps. (12,295)	Ps. (15,075)	Ps. —	Ps. (392)	Ps. (550)	Ps. (56,622)
Depreciation for the year		(555)	(3,101)	(1,844)	(3,256)		(15)	(148)	(8,919)
Disposals		26	825	1,260	261		—	1	2,373
Effects of changes in foreign exchange rates		640	3,087	793	1,783		117	114	6,534
Changes in value on the recognition of inflation effects		(218)	(1,264)	(291)	(649)		(2)	(14)	(2,438)
Accumulated depreciation as of December 31, 2023	Ps. —	Ps. (6,150)	Ps. (22,720)	Ps. (12,377)	Ps. (16,936)	Ps. —	Ps. (292)	Ps. (597)	Ps. (59,072)

Carrying Amount	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
As of December 31, 2021	Ps. 5,230	Ps. 13,576	Ps. 20,799	Ps. 7,829	Ps. 6,757	Ps. 6,734	Ps. 491	Ps. 767	Ps. 62,183
As of December 31, 2022	Ps. 5,452	Ps. 14,204	Ps. 22,313	Ps. 9,571	Ps. 7,894	Ps. 10,403	Ps. 505	Ps. 863	Ps. 71,205
As of December 31, 2023	Ps. 5,219	Ps. 14,270	Ps. 23,522	Ps. 10,547	Ps. 9,155	Ps. 14,809	Ps. 223	Ps. 985	Ps. 78,730

Note 12. Intangible Assets

	Rights to Produce and Distribute Coca-Cola trademark Products	Goodwill	Other indefinite lived intangible assets	Technology costs and management systems	Development systems	Other amortizable	Total
Balance as of January 1, 2021	Ps. 77,396	Ps. 23,431	Ps. 1,148	Ps. 6,709	Ps. 176	Ps. 737	Ps. 109,597
Purchases (1)	—	—	135	370	673	113	1,291
Transfer	—	—	—	255	(469)	214	—
Disposals	—	—	(3)	—	—	—	(3)
Effect of movements in exchange rates	(1,257)	(522)	(88)	(374)	(5)	(24)	(2,270)
Changes in value on the recognition of inflation effects	—	—	—	—	—	62	62
Cost as of December 31, 2021	Ps. 76,139	Ps. 22,909	Ps. 1,192	Ps. 6,960	Ps. 375	Ps. 1,102	Ps. 108,677
Balance as of January 1, 2022	Ps. 76,139	Ps. 22,909	Ps. 1,192	Ps. 6,960	Ps. 375	Ps. 1,102	Ps. 108,677
Purchases (1)	—	—	—	46	1,138	4	1,188
Additions from business combinations (See Note 4.1.1)	1,116	205	—	17	—	—	1,338
Transfer	—	—	—	65	(158)	93	—
Disposals	—	—	—	(775)	—	—	(775)
Effect of movements in exchange rates	(756)	144	(150)	(51)	(13)	(70)	(896)
Changes in value on the recognition of inflation effects	—	—	—	—	—	80	80
Cost as of December 31, 2022	Ps. 76,499	Ps. 23,258	Ps. 1,042	Ps. 6,262	Ps. 1,342	Ps. 1,209	Ps. 109,612
Balance as of January 1, 2023	Ps. 76,499	Ps. 23,258	Ps. 1,042	Ps. 6,262	Ps. 1,342	Ps. 1,209	Ps. 109,612
Purchases (1)	—	—	4	385	963	25	1,377
Transfer	(224)	—	224	307	(708)	401	—
Disposals	—	(2)	—	(1)	—	(61)	(64)
Effect of movements in exchange rates	(1,568)	(916)	44	(77)	(30)	(158)	(2,705)
Changes in value on the recognition of inflation effects	—	—	—	—	—	70	70
Cost as of December 31, 2023	Ps. 74,707	Ps. 22,340	Ps. 1,314	Ps. 6,876	Ps. 1,567	Ps. 1,486	Ps. 108,290

	Rights to Produce and Distribute Coca-Cola trademark Products	Goodwill	Other indefinite lived intangible assets	Technology costs and management systems	Development systems	Other amortizable	Total
Accumulated amortization
Balance as of January 1, 2021	Ps. (745)	Ps. —	Ps. —	Ps. (4,353)	Ps. —	Ps. (528)	Ps. (5,626)
Amortization expense	—	—	—	(594)	—	(294)	(888)

Disposals	—	—	—	—	—	—	—
Effect of movements in exchange rate	—	—	—	53	—	10	63
Changes in value on the recognition of inflation effects	—	—	—	(52)	—	—	(52)
Balance as of December 31, 2021	Ps. (745)	Ps. —	Ps. —	Ps. (4,946)	Ps. —	Ps. (812)	Ps. (6,503)
Amortization expense	—	—	—	(522)	—	(246)	(768)
Disposals	—	—	—	775	—	—	775
Effect of movements in exchange rate	—	—	—	96	—	5	101
Changes in value on the recognition of inflation effects	—	—	—	(94)	—	(1)	(95)
Balance as of December 31, 2022	Ps. (745)	Ps. —	Ps. —	Ps. (4,691)	Ps. —	Ps. (1,054)	Ps. (6,490)
Amortization expense				(518)	—	(318)	(836)
Disposals				—	—	59	59
Effect of movements in exchange rate				205	—	12	217
Changes in value on the recognition of inflation effects - amortization				(78)	—	—	(78)
Balance as of December 31, 2023	Ps. (745)	Ps. —	Ps. —	Ps. (5,082)	Ps. —	Ps. (1,301)	Ps. (7,128)

Balance as of December 31, 2021	Ps. 75,394	Ps. 22,909	Ps. 1,192	Ps. 2,014	Ps. 375	Ps. 290	Ps. 102,174
Balance as of December 31, 2022	Ps. 75,754	Ps. 23,258	Ps. 1,042	Ps. 1,571	Ps. 1,342	Ps. 155	Ps. 103,122
Balance as of December 31, 2023	Ps. 73,962	Ps. 22,340	Ps. 1,314	Ps. 1,794	Ps. 1,567	Ps. 185	Ps. 101,162

The Company’s intangible assets such as technology costs and management systems are subject to amortization with a range in useful lives from 3 to 12 years.
For the year ended December 31, 2023, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 12, Ps.93 and Ps. 731, respectively.
For the year ended December 31, 2022, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 13, Ps.84 and Ps.671, respectively.
For the year ended December 31, 2021, the amortization of intangible assets is recognized in cost of goods sold, selling expenses and administrative expenses and amounted to Ps. 15, Ps.108 and Ps.765, respectively.

(1) Total includes Ps. 359 , Ps. 209 and Ps. 176 outstanding payment to suppliers, as of December 31, 2023, 2022 and 2021 respectively

Impairment Tests for Cash-Generating Units Containing Goodwill, Distribution Rights and Other indefinite lived intangible assets
For the purpose of impairment testing, goodwill, distribution rights, and other indefinite lived intangible assets are allocated and monitored on an individual country basis, which is considered to be the CGU.

The aggregate carrying amounts of goodwill, distribution rights, and other indefinite lived intangible assets allocated to each CGU are as follows:

	2023	2022
Mexico	Ps. 56,662	Ps. 56,967
Guatemala	1,684	1,691
Nicaragua	404	404
Costa Rica	1,418	1,418
Panama	1,169	1,170
Colombia	3,635	3,583
Brazil	30,018	31,883
Argentina	245	426
Uruguay	2,381	2,512
Total	Ps. 97,616	Ps. 100,054

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
To determine the discount rate, the Company uses the WACC as determined for each of the cash generating units in real terms and as described in the following paragraphs.
The estimated discount rates consider market participants’ assumptions. Market participants were selected considering the size, operations and characteristics of the businesses that management believes are similar to those of the Company.
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
•    For discount cash flows to get the recoverable amount of the units, the Company applies the WACC for each CGU, and the calculation assumes a size premium adjustment.

The key assumptions by CGU for impairment test as of December 31, 2023 were as follows:

CGU	Pre-tax WACC	Post –tax WACC	Expected Annual Long-Term Inflation 2024-2028	Expected Volume Growth Rates 2024-2028
Mexico	9.0%	6.3%	4.3%	4.4%
Brazil	10.1%	6.8%	3.8%	3.8%
Colombia	12.2%	7.7%	4.2%	6.8%
Argentina	20.8%	16.1%	70.8%	4.8%
Guatemala	9.3%	7.3%	4.0%	14.9%
Costa Rica	11.4%	8.8%	2.9%	6.6%
Nicaragua	23.3%	16.4%	2.6%	6.5%
Panama	11.6%	8.6%	2.0%	7.8%
Uruguay	9.7%	7.4%	5.7%	3.7%

The key assumptions by CGU for impairment test as of December 31, 2022 were as follows:

CGU	Pre-tax WACC	Post –tax WACC	Expected Annual Long-Term Inflation 2023-2027	Expected Volume Growth Rates 2023-2027
Mexico	9.5%	6.5%	4.3%	2.4%
Brazil	11.6%	7.2%	3.9%	4.3%
Colombia	13.9%	8.0%	3.9%	9.5%
Argentina	27.8%	19.8%	68.0%	4.5%
Guatemala	10.2%	7.6%	4.4%	14.8%
Costa Rica	15.4%	10.2%	3.3%	6.4%
Nicaragua	24.6%	11.8%	4.1%	6.0%
Panama	11.0%	8.3%	2.2%	4.0%
Uruguay	10.2%	7.4%	5.7%	4.0%

Sensitivity to Changes in Assumptions
As of December 31, 2023, the Company performed impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of 100 basis points and concluded that no impairment would be recorded.

Goodwill, Distribution Rights and Other indefinite lived intangible assets

CGU	Change in WACC	Change in Volume Growth CAGR(1)	Effect on Valuation
Mexico	+0.6p.p	-1.0%	Passes by 3.2x
Brazil	+0.8p.p	-1.0%	Passes by 0.9x
Colombia	+0.9p.p	-1.0%	Passes by 1.1x
Argentina	+3.3p.p	-1.0%	Passes by 0.9x
Guatemala	+0.7p.p	-1.0%	Passes by 5.4x
Costa Rica	+0.8p.p	-1.0%	Passes by 4.0x
Nicaragua	+3.3p.p	-1.0%	Passes by 0.8x
Panama	+0.7p.p	-1.0%	Passes by 2.2x
Uruguay	+0.3p.p	-1.0%	Passes by 2.0x

(1)     Compound Annual Growth Rate (“CAGR”)

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

	2023	2022
Non-current prepaid advertising expenses	Ps. 238	Ps. 184
Guarantee deposits (1)	1,111	1,294
Prepaid bonuses	400	325
Advances to acquire property, plant and equipment	1,432	976
Shared based payment in excess of capital contribution (See Note 3.22 and Note 17.2)	534	360
Indemnifiable contingencies from business combinations (2)	1,030	1,555
Recoverable tax	809	486
Other	139	50
	Ps. 5,693	Ps. 5,230
(1)  Mainly in Brazil, the Company is required to guarantee tax, legal and labor contingencies with guarantee deposits. See Note 25.6.
(2) Corresponds to indemnification of certain tax contingencies in Brazil that are warranted by former Vonpar owners (a subsidiary acquired in 2016) in accordance with the share purchase agreement. The Company has also recognized these tax contingencies as liabilities in the same amount, see Note 25.6.1
13.2 Other Non-Current Financial Assets:

	2023	2022
Long-term notes receivable	Ps. 696	Ps. 139
Derivative financial instruments (See Note 20)	96	591
	Ps. 792	Ps. 730
Long-term notes receivable are held to maturity, investments in other entities are recorded at cost and derivative financial instruments are recognized at fair value.
Note 14. Balances and Transactions with Related Parties and Affiliated Companies
The consolidated statements of financial position and income include the following balances and transactions with related parties and affiliated companies:

	2023	2022
Balances:
Assets (current included in accounts receivable)
Due from FEMSA and its subsidiaries (See Note 6) (1) (3)	Ps. 1,460	Ps. 746
Due from The Coca-Cola Company (See Note 6) (1)	378	776
Due from Heineken Group (1)	—	175
Other receivables (1)	—	7
	Ps. 1,838	Ps. 1,704

	2023	2022
Liabilities (current included in suppliers and other liabilities and loans)
Due to FEMSA and its subsidiaries (2) (3)	Ps. 1,275	Ps. 1,454
Due to The Coca-Cola Company (2)	1,196	1,248
Due to Heineken Group (2)	—	495
Other payables (2) (4)	802	818
	Ps. 3,273	Ps. 4,015

(1) Presented within trade receivables
(2) Recorded within accounts payable and suppliers
(3) Parent
(4) This amount for 2022 includes Ps. 342 payable to Promotora Industrial Azucarera

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2023, 2022 and 2021, there was no expense resulting from the uncollectibility of balances due from related parties.
Details of transactions between the Company and other related parties are disclosed as follows:

Transactions	2023	2022	2021
Income:
Sales to affiliated parties	8,459	6,546	5,489
Heineken	—	2	3
Expenses:
Purchases and other expenses from FEMSA	9,547	10,129	7,447
Purchases of concentrate from The Coca-Cola Company	46,461	43,717	37,213
Purchases of raw material, beer and operating expenses from Heineken	—	5,036	11,635
Advertisement expense paid to The Coca-Cola Company	869	545	1,482
Purchases from Jugos del Valle	3,718	3,234	2,918
Purchase of sugar from Promotora Industrial Azucarera, S.A. de C.V.	2,841	2,841	2,213
Purchase of sugar from Beta San Miguel	917	724	938
Purchase of canned products from Industria Envasadora de Queretaro, S.A. de C.V...	843	577	234
Purchase of inventories from Fountain Agua Mineral Ltda	638	—	—
Purchase of inventories from Leao Alimentos e Bebidas, LTDA	181	215	1,320
Purchase of resine from Industria Mexicana de Reciclaje, S.A. de C.V.	458	504	416
Donations to Instituto Tecnologico y de Estudios Superiores de Monterrey, A.C. (1) (2)	1	110	—
Donations to Fundación Femsa, A.C.	285	173	230
Other expenses with related parties	—	—	156
(1) One or more members of the Board of Directors or senior management of the Company are also members of the Board of Directors or senior management of the counterparties to these transactions.
(2) These donations were made to ITESM through Fundación FEMSA.
The aggregate compensation paid to executive officers and senior management of the Company, recognized as an expense during the reporting period were as follows:

	2023	2022	2021
Current compensation and employee benefits	Ps. 1,091	Ps. 1,071	Ps. 737
Termination benefits	539	18	—
Shared based payments (See Note 17.2)	319	326	276
Note 15. Balances and Transactions in Foreign Currencies
Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different from the functional currency of the Company. As of December 31, 2023 and 2022, assets and liabilities denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets		Liabilities
Balances	Current	Non-current	Current	Non-current
As of December 31, 2023
U.S. dollars	15,850	97	4,053	37,892
Euros			180
As of December 31, 2022
U.S. dollars	21,358	70	8,777	43,359
Euros	—	—	214	—

For the years ended December 31, 2023, 2022 and 2021 transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

Transactions	Revenues	Purchases of Raw Materials	Interest Expense	Other
Year ended December 31, 2023 U.S. dollars	1,468	18,075	1,257	4,065
Year ended December 31, 2022 U.S. dollars	830	17,285	1,148	2,973
Year ended December 31, 2021 U.S. dollars	452	14,420	1,749	2,509
Note 16. Post-Employment and Other Non-current Employee Benefits
The Company has various labor liabilities for employee benefits in connection with pension and retirement plans, seniority premiums. Benefits vary depending upon the country where the individual employees are located. Presented below is a discussion of the Company’s labor liabilities in Mexico, which comprise the substantial majority of those recorded in the consolidated financial statements.
16.1 Assumptions
The Company annually evaluates the reasonableness of the assumptions used in its labor liability for post-employment and other non-current employee benefits computations. In Mexico, actuarial calculations for pension and retirement plans and seniority premiums, as well as the associated cost for the period, were determined using the following long-term assumptions:

Mexico	2023	2022	2021
Financial:
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability (asset)	10.2%	9.9%	8.0%
Salary increase: (Non-Union/Union)	4.8%	4.8%	4.5%
Future pension increase	3.8%	3.8%	3.5%
Biometric:
Mortality	EMSSA 2009 (1)	EMSSA 2009 (1)	EMSSA 2009 (1)
Disability	IMSS 97 (2)	IMSS 97 (2)	IMSS 97 (2)
Normal retirement age	60 years	60 years	60 years
Rest of employee turnover	BMAR2007 (3)	BMAR2007 (3)	BMAR2007 (3)
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

Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans	Seniority Premiums
2024	Ps. 396	Ps. 88
2025	222	77
2026	253	81
2027	346	88
2028	311	91
2029 - 2032	2,356	533

16.2 Balances of the liabilities for post-employment and other non-current employee benefits

	2023	2022
Pension and Retirement Plans:
Vested benefit obligation	Ps. 653	Ps. 715
Non-vested benefit obligation	2,091	2,196
Accumulated benefit obligation	2,744	2,911
Excess of projected defined benefit obligation over accumulated benefit obligation	1,284	1,288
Defined benefit obligation	4,028	4,199
Pension plan funds at fair value	(1,303)	(1,288)
Net defined benefit liability	Ps. 2,725	Ps. 2,911

Seniority Premiums:
Vested benefit obligation	Ps. 320	Ps. 279
Non-vested benefit obligation	344	255
Accumulated benefit obligation	664	534
Excess of projected defined benefit obligation over accumulated benefit obligation	294	392
Defined benefit obligation	958	926
Seniority premium plan funds at fair value	(123)	(128)
Net defined benefit liability	Ps. 835	Ps. 798
Total post-employment and other non-current employee benefits	Ps. 3,560	Ps. 3,709
16.3 Trust assets
Trust assets consist of fixed and variable return financial instruments recorded at fair value, which are invested as follows:

Type of instrument	2023	2022
Fixed return:
Traded securities	27%	24%
Life annuities	18%	17%
Bank instruments	5%	5%
Federal government instruments	36%	40%
Variable return:
Publicly traded shares	14%	14%
	100%	100%
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
The Company’s various pension plans have a technical committee that is responsible for verifying the correct operation of the plan with regard to the payment of benefits, actuarial valuations of the plan, and the monitoring and supervision of the benefit trust. The committee is responsible for determining the investment portfolio and the types of instruments the fund will be invested in. The technical committee is also responsible for verifying the correct operation of the plan in all of the countries in which the Company has these benefits.
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

As of December 31, 2023 and 2022, the average duration of the Pension and Retirement Plan was of 20.1 years and 19.5 years, respectively; and the average duration of the Seniority Premiums Plan was of 16.8 years and 16.8 years, respectively.
During the years ended December 31, 2023, 2022 and 2021, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during 2024.
16.4 Amounts recognized in the consolidated income statements and the consolidated statements of changes in equity

	Consolidated income statement				Accumulated OCI
2023	Current Service Cost	Past Service Cost	(Gain) or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps. 233	Ps. 155	Ps. (126)	Ps. 222	Ps. 625
Seniority premiums	87	8	(7)	75	122
Total	Ps. 320	Ps. 163	Ps. (133)	Ps. 297	Ps. 747
	Consolidated Income statement				Accumulated OCI
2022	Current Service Cost	Past Service Cost	(Gain) or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps. 246	Ps. 47	Ps. (85)	Ps. 141	Ps. 804
Seniority premiums	94	6	(9)	145	108
Total	Ps. 340	Ps. 53	Ps. (94)	Ps. 286	Ps. 912
	Consolidated Income statement				Accumulated OCI
2021	Current Service Cost	Past Service Cost	(Gain) or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability net of taxes
Pension and retirement plans	Ps. 244	Ps. —	Ps. —	Ps. 197	Ps. 1,038
Seniority premiums	84	—	—	51	202
Total	Ps. 328	Ps. —	Ps. —	Ps. 248	Ps. 1,240

Remeasurements of the net defined benefit liability recognized in other comprehensive income are as follows (amounts are net of tax):

	2023	2022	2021
Amount accumulated in other comprehensive income as of the beginning of the periods	Ps. 912	Ps. 1,240	Ps. 1,173
Recognized during the year (obligation liability and plan assets)	101	124	680
Actuarial (gains) losses arising from changes in financial assumptions	(148)	(375)	(550)
Actuarial gains arising from changes in demographic assumptions	(5)	1	—
Foreign exchange rate valuation (gain) loss	(101)	(78)	9
Adjustment from employees transferred	—	—	(72)
Effect on settlement	(12)	—	—
Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps. 747	Ps. 912	Ps. 1,240
Remeasurements of the net defined benefit liability include the following:
•    The return on plan assets, excluding amounts included in net interest expense.
•    Actuarial gains and losses arising from changes in demographic assumptions.
•    Actuarial gains and losses arising from changes in financial assumptions.

16.5 Changes in the balance of the defined benefit obligation for post-employment and other non-current employee benefits

	2023	2022	2021
Pension and Retirement Plans:
Balance at beginning of year	Ps. 4,199	Ps. 4,515	Ps. 4,311
Current service cost	233	246	244
Effect of curtailment	(144)	(86)	—
Interest expense	346	317	291
Actuarial (gains) or losses	(214)	(355)	5
Foreign exchange (gain) loss	(151)	(134)	18
Benefits paid	(378)	(355)	(364)
Past service cost	137	47	10
Business acquisitions	—	4	—
Balance at end of year	Ps. 4,028	Ps. 4,199	Ps. 4,515

Seniority Premiums:
Balance at beginning of year	Ps. 926	Ps. 978	Ps. 865
Current service cost	87	94	84
Effect of curtailment	(14)	(9)	—
Interest expense	88	76	62
Actuarial (gains) or losses	29	(97)	74
Benefits paid	(166)	(128)	(107)
Past service cost	8	6	—
Business acquisitions	—	6	—
Balance at end of year	Ps. 958	Ps. 926	Ps. 978

16.6 Changes in the balance of trust assets

	2023	2022	2021
Pension and retirement plans:
Balance at beginning of year	Ps. 1,288	Ps. 1,234	Ps. 1,201
Actual return on trust assets	41	50	33
Foreign exchange gain	(4)	—	—
Life annuities	9	—	—
Benefits paid	—	4	—
Plan amendments	Ps. (31)	Ps. —	Ps. —
Balance at end of year	Ps. 1,303	Ps. 1,288	Ps. 1,234

Seniority premiums
Balance at beginning of year	Ps. 128	Ps. 133	Ps. 137
Actual return on trust assets	(5)	(5)	(4)
Balance at end of year	Ps. 123	Ps. 128	Ps. 133

As a result of the Company’s investments in life annuities plans, management does not expect the Company will need to make material contributions to the trust assets in order to meet its future obligations.

16.7 Variation in assumptions
The Company considers that the relevant actuarial assumptions that are subject to sensitivity are the discount rate and the salary increase rate because they have the most significant impact:
•    Discount rate: The rate that determines the value of the obligations over time.
•    Salary increase rate: The rate that considers the salary increase which implies an increase in the benefit payable.

The following table presents the impact in absolute terms of a variation of 1.0% in the assumptions on the net defined benefit liability associated with the Company’s defined benefit plans for post-employment and other non-current employee benefits. The sensitivity of this 1.0% on the significant actuarial assumptions is based on projected long-term discount rates for Mexico and yield curve projections of long-term Mexican government bonds - CETES:

+1.0%			Consolidated income statement		Accumulated OCI
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability (asset)	Current Service Cost	Past Service Cost	Gain or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps. 211	Ps. 144	Ps. (118)	Ps. 173	Ps. 634
Seniority premiums	Ps. 80	Ps. 7	Ps. (6)	Ps. 67	Ps. 117
Total	Ps. 291	Ps. 151	Ps. (124)	Ps. 240	Ps. 751
Expected salary increase	Current Service Cost	Past Service Cost	Gain or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps. 253	Ps. 171	Ps. (134)	Ps. 249	Ps. 681
Seniority premiums	Ps. 93	Ps. 9	Ps. (8)	Ps. 82	Ps. 143
Total	Ps. 346	Ps. 180	Ps. (142)	Ps. 331	Ps. 824

- 1.0%			Consolidated income statement		Accumulated OCI
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability (asset)	Current Service Cost	Past Service Cost	Gain or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps. 250	Ps. 167	Ps. (136)	Ps. 261	Ps. 692
Seniority premiums	Ps. 94	Ps. 8	Ps. (7)	Ps. 85	Ps. 137
Total	Ps. 344	Ps. 175	Ps. (143)	Ps. 346	Ps. 829
Expected salary increase	Current Service Cost	Past Service Cost	Gain or Loss on Settlement or curtailment	Net Interest on the Net Defined Benefit Liability	Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps. 209	Ps. 139	Ps. (116)	Ps. 187	Ps. 672
Seniority premiums	Ps. 80	Ps. 7	Ps. (6)	Ps. 69	Ps. 115
Total	Ps. 289	Ps. 146	Ps. (122)	Ps. 256	Ps. 787
16.8 Employee benefits expense
On April 23, 2021, Mexican government enacted changes to several labor laws in order to regulate labor outsourcing. For the year ended December 31, 2023 the amount recorded to expense was of Ps. 1,059 compared to Ps.1,069 in 2022.

For the years ended December 31, 2023, 2022 and 2021, employee benefits expenses recognized in the consolidated income statements are as follows:

	2023	2022	2021
Included in cost of goods sold:
Wages and salaries	Ps. 5,204	Ps. 4,956	Ps. 4,301
Social security costs	1,628	1,522	1,359
Employee profit sharing	139	145	57
Pension and seniority premium costs (See Note 16.4)	24	2	52
Share-based payment expense (See Note 17.2)	8	6	19
Included in selling and distribution expenses:
Wages and salaries	20,090	18,403	16,627
Social security costs	5,912	5,272	4,787
Employee profit sharing	756	862	959
Pension and seniority premium costs (See Note 16.4)	232	250	235
Share-based payment expense (See Note 17.2)		—	32
Included in administrative expenses:
Wages and salaries	3,090	3,250	2,788
Social security costs	750	710	581
Employee profit sharing	164	62	52
Pension and seniority premium costs (See Note 16.4)	95	47	41
Share-based payment expense (See Note 17.2)	311	320	225
Total employee benefits expense	Ps. 38,403	Ps. 35,807	Ps. 32,115
Note 17. Bonus Programs
17.1 Quantitative and qualitative objectives
The bonus program for executives is based on achieving certain goals established annually by management and directors, which include quantitative and qualitative objectives and special projects.
Until 2022, the quantitative objectives were represented approximately 50% of the bonus and are based on the Economic Value Added (“EVA”) methodology. For 2023 onwards, 50% of the annual bonus is evaluated based on certain annual targets established by the Company regarding earnings before interest and taxes (“EBIT”) and working capital. The objective established for the executives at each entity is based on a combination of the EBIT and working capital generated by the entity and by the Company and the EBIT and working capital generated by the Company’s parent FEMSA. The qualitative objectives and special projects represent the remaining 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.
The bonus amounts are determined based on each eligible participant’s level of responsibility and based on the EVA generated by the applicable business unit the employee works for. This formula is established by considering the level of responsibility within the organization, the employees’ evaluation and competitive compensation in the market.
The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of achievement of the goals established every year. The bonuses are recognized in the consolidated income statement in the year earned and are paid in cash the following year. During the years ended December 31, 2023, 2022 and 2021 the bonus expense recorded amounted to Ps. 964, Ps. 1,527 and Ps. 856, respectively.
17.2 Share-based payment bonus plan
The Company has a stock incentive plan for the benefit of its senior executives. This plan uses the EVA as its main evaluation metric. Under the EVA stock incentive plan, eligible executives are entitled to receive a special annual bonus (fixed amount), to purchase FEMSA and Coca-Cola FEMSA shares or options, based on the executive’s responsibility in the organization, their business’ EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 33% per year. Fifty percent of Coca-Cola FEMSA’s annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options. During the years ended December 31, 2023, 2022 and 2021, no stock options were granted to executives.
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
At December 31, 2023 the shares granted under the Company’s executive incentive plans are as follows:

	Number of shares
Incentive Plan	FEMSA	KOF	Vesting period
2019	312,006	457,338	2020-2022
2020	666,281	956,926	2021-2023
2021	780,524	1,197,820	2022-2024
2022	856,664	1,289,204	2023-2025
2023	926,288	1,134,810	2024-2026
Total	3,541,763	5,036,098
For the years ended December 31, 2023, 2022 and 2021, the total expense recognized for the period arising from share-based payment transactions, using the grant date model, was of Ps. 319 Ps. 326 and Ps. 276, respectively.
As of December 31, 2023 and 2022, the asset related to the excess of the contributions paid by the Company in comparison to the equity contribution from FEMSA is recorded by the Company in its consolidated statements of financial position amounted to Ps. 534 and Ps. 360 respectively, these amounts have been fully contributed to the trust. see Note 13.

Note 18. Bank Loans and Notes Payables

Expressed in millions of mexican pesos. (1)	2024	2025	2026	2027	2028	2029 and following years	Carrying value as of December 31, 2023	Fair value as of December 31, 2023	Carrying value as of December 31, 2022

Short- term debt:
Fixed rate debt:
Argentine pesos
Bank loans	73	—	—	—	—	—	73	73	—
Interest rate	130.00%	—	—	—	—	—	130.00%	—	—
Euros
Bank loans	15	—	—	—	—	—	15	15	—
Interest rate	17.60%	—	—	—	—	—	17.60%	—	—
Subtotal	88	—	—	—	—	—	88	88	—
Short- term debt	88	—	—	—	—	—	88	88	—

Long term debt:
Fixed rate debt:
U.S. Dollar
Yankee bonds (2)	—	—	—	—	—	36,352	36,352	33,719	41,429
Interest rate	—	—	—	—	—	3.05%	3.05%	—	3.06%
Bank loans	25	115	—	—	—	—	140	140	92
Interest rate	6.81%	6.73%	—	—	—	—	6.74%	—	6.81%
Mexican pesos
Senior notes	—	—	—	8,495	9,960	5,491	23,946	22,439	31,438
Interest rate	—	—	—	7.87%	7.36%	9.95%	8.13%	—	7.50%
Brazilian reais
Bank loans	21	0	—	—	—	—	21	21	56
Interest rate	6.90%	6.70%	—	—	—	—	6.90%	—	6.96%
Uruguayan pesos
Bank loans	—	—	—	—	—	—	—	—	976
Interest rate	—	—	—	—	—	—	—	—	6.27%
Subtotal	46	115	—	8,495	9,960	41,843	60,459	56,319	73,991
Variable rate debt:
Mexican pesos

Expressed in millions of mexican pesos. (1)	2024	2025	2026	2027	2028	2029 and following years	Carrying value as of December 31, 2023	Fair value as of December 31, 2023	Carrying value as of December 31, 2022
Senior notes	—	1,728	2,925	—	—	—	4,653	4,650	4,650
Interest rate	—	11.59%	11.55%	—	—	—	11.57%	—	10.41%
Brazilian reais
Bank loans	6	6	2	—	—	—	14	15	28
Interest rate	8.81%	8.94%	8.94%	—	—	—	8.88%	—	9.77%
Subtotal	6	1,734	2,927	—	—	—	4,667	4,666	4,678
Long term debt	52	1,849	2,927	8,495	9,960	41,843	65,126	60,985	78,669
Current portion of long term debt	52	—	—	—	—	—	52	—	8,524
Long- term debt	—	1,849	2,927	8,495	9,960	41,843	65,074	60,985	70,145

(1) All interest rates shown in this table are weighted average contractual annual rates.
(2) Interest rate derivatives that have been designated as fair value hedge relationships have been used by the Company to mitigate the volatility in the fair value of existing financing instruments due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “market value gain (loss) in financial instruments” in the period in which they occur. Since 2022, the Company is applying fair value hedging to the hedged portion of the Senior Notes of US$ 705, which are linked to an interest rate swap. The hedging gain or loss will adjust the carrying amount of the hedged item and will be recognized in the consolidated income statements under “market value gain (loss) in financial instruments”. For the years ended on December 31, 2023, and 2022, the Company recorded in the consolidated income statements a loss of Ps. 371 and a gain of Ps. 1,647, respectively. As of December 31, 2023, and 2022 the carrying value of the Senior Note of US$ 705 is being reduced by an amount of Ps. 1,277 and 1,647 respectively, stemming from the impacts of fair value hedging.

The fair value of bank loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2023 and 2022, which is considered to be level 1 in the fair value hierarchy.

For the years ended December 31, 2023, 2022 and 2021, the interest expense related to the bank loans and notes payable is comprised as follows and included in the consolidated income statement under the interest expense caption:

	2023	2022	2021
Interest on debts and borrowings	Ps. 4,215	Ps. 4,104	Ps. 4,544
Finance charges for employee benefits (See Note 16.4)	297	286	248
Derivative instruments (Interest)	2,086	1,706	1,097
Interest expense for leases (See Note 10)	278	132	101
Finance operating charges	226	272	202
	Ps. 7,102	Ps. 6,500	Ps. 6,192

The Company has the following debt bonds: a) registered with the Mexican stock exchange: i) Ps. 8,500 (nominal amount) with a maturity date in 2027 and fixed interest rate of 7.87%, ii) Ps. 1,727 (nominal amount) with a maturity date in 2025 and floating interest rate of Equilibrium Interbank Interest Rate (TIIE) + 0.08%, iii) Ps. 3,000 (nominal amount) with a maturity date in 2028 and fixed interest rate of 7.35%, iv) Ps. 6,965 (nominal amount) on a Sustainability-Linked Bond (“SLB”) with a maturity date in 2028 and fixed rate of 7.36%, and v) Ps. 2,435 (nominal amount) on an SLB with a maturity date in 2026 and floating rate of TIIE + 0.05%, vi) Ps.5,500 (nominal amount) with a maturity date in 2029 and a fixed rate of 9.95%, vii) Ps. 500 (nominal amount) with a maturity date in 2026 and a floating rate of TIIE + 0.05% and b) registered with the SEC: i) Senior notes of US. $ 1,041 with interest at a fixed rate of 2.75% and maturity date on January 22, 2030, ii) Senior notes of US. $ 705 with interest at a fixed rate of 1.85% and maturity date on September 1, 2032 and iii) Senior notes of US. $ 489 with interest at a fixed rate of 5.25% and maturity date on November 26, 2043 all of which are guaranteed by the Company´s subsidiaries: Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., and Yoli de Acapulco, S. de R.L. de C.V. (“Guarantors”).

In September 2021, the Company issued the first SLB in the Mexican Market on a dual-tranche transaction for an amount of Ps. 9,400; such bonds were used to prepay bank loans in Mexico with maturity dates in 2025 and 2026. The bond’s interest rate depends on the Company achieving key performance indicators, and in the event that such indicators are not met by the dates established in the offering documents (2024 and 2026), the interest rate on the bonds will increase by 25 basis points. As of December 31, 2023 the Company continues monitoring and expects to meet these key performance indicators,

During 2022, the Company repurchased a portion of the following notes registered with the SEC i) Senior notes of US. $ 209 with maturity date on January 2030, and ii) Senior notes of US. $111 with maturity date on November 2043, representing a net savings of Ps. 408 (nominal amounts). The amounts shown on the first paragraph already consider these repurchases

Additionally, during 2022, the Company issued a social and sustainable bond in the Mexican Market on a dual-tranche transaction for an amount of Ps. 6,000.

During the second quarter of 2023, the Company paid on the maturity date May,12,2023 a Certificado Bursátil for i) Ps. 7,500 (nominal value) and a fixed interest rate of 5.46%

Additionally, during 2023, the Company obtained bank loans in Argentina for Ps. 73.

18.1 Reconciliation of liabilities arising from financing activities.

		Cash flows		Non-cash impact
	Carrying Value at December 31, 2022	Repayments	Proceeds	New leases	Others	Fair value in Hedge Instruments	Foreign Exchange movement	Translation Effect	Carrying Value at December 31, 2023
Short-term bank loans	Ps. —	Ps. (1)	Ps. 87				Ps. 24	Ps. (22)	Ps. 88
Total short-term from financing activities	Ps. —	Ps. (1)	Ps. 87	Ps. —	Ps. —	Ps. —	Ps. 24	Ps. (22)	Ps. 88
Long-term bank loans	1,152	(900)	64				152	(293)	175
Long-term notes payable	77,517	(7,500)	—		78	371	(5,515)		64,951
Total long-term from financing activities	Ps. 78,669	Ps. (8,400)	Ps. 64	Ps. —	Ps. 78	Ps. 371	Ps. (5,363)	Ps. (293)	Ps. 65,126

Lease liabilities	Ps. 2,135	Ps. (690)	Ps. —	Ps. 586	Ps. 535	Ps. —	Ps. (20)	Ps. (28)	Ps. 2,521

Total from financing activities	Ps. 80,804	Ps. (9,091)	Ps. 151	Ps. 586	Ps. 613	Ps. 371	Ps. (5,359)	Ps. (343)	Ps. 67,735

		Cash flows		Non-cash impact
	Carrying Value at December 31, 2021	Repayments	Proceeds	New leases	Others	Fair value in Hedge Instruments	Foreign Exchange movement	Translation Effect	Carrying Value at December 31, 2022
Short-term bank loans	Ps. 645	Ps. (521)	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. (124)	Ps. —
Total short-term from financing activities	Ps. 645	Ps. (521)	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. (124)	Ps. —
Long-term bank loans	1,284	(314)	89	—	—	—	17	76	1,152
Long-term notes payable	83,853	(7,597)	6,000	—	(272)	(1,647)	(2,820)	—	77,517
Total long-term from financing activities	Ps.85,137	Ps.(7,911)	Ps.6,089	Ps.—	Ps.(272)	Ps.(1,647)	Ps.(2,803)	Ps.76	Ps.78,669

Lease liabilities	Ps. 1,505	Ps. (631)	Ps. —	Ps. 1,083	Ps. 180	Ps. —	Ps. 17	Ps. (19)	Ps. 2,135

Total from financing activities	Ps. 87,287	Ps. (9,063)	Ps. 6,089	Ps. 1,083	Ps. (92)	Ps. (1,647)	Ps. (2,786)	Ps. (67)	Ps. 80,804

Note 19. Other Income and Expenses

	2023	2022	2021
Other income:
Gain on sale of long-lived assets	Ps. 178	Ps. 324	Ps. 259
Cancellation of contingencies (See Note 25.6)	1,079	641	745
Foreign exchange gain related to operating activities	339	105	—
Other	385	403	498
	Ps. 1,981	Ps. 1,473	Ps. 1,502
Other expenses:
Provisions for contingencies (See Note 25.6)	Ps. 1,306	Ps. 1,146	Ps. 938
Loss on the retirement of long-lived assets	186	177	199
Loss on sale of long-lived assets	84	74	201
Loss on the retirement of intangible assets	1	—	3
Impairment on equity investments (See Note 9)	143	—	250
Severance payments	202	224	233
Donations	345	302	258
Foreign exchange losses related to operating activities	—	—	61
Other	986	533	166
	Ps. 3,253	Ps. 2,456	Ps. 2,309

Note 20. Financial Instruments
Fair Value of Financial Instruments
The Company measures the fair value of its financial assets and liabilities using level 1 and 2 inputs. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2023 and 2022:

	2023		2022
	Level 1	Level 2	Level 1	Level 2
Derivative financial instruments asset (See Note 8.2, Note 13.2)	Ps. 228	Ps. 131	Ps. 351	Ps. 2,907
Derivative financial instruments liability (See Note 25.1, Note 25.3)	202	5,146	64	3,565
Trust assets of labor obligations (See Note 16.2)	1,426		1,416

Impact of hedging on equity

Set out below is the reconciliation of each component of equity and the analysis of other comprehensive income:

	Foreign exchange forward contracts	Cross-currency swaps	Commodity price contracts	Total holders of the parent	Non-controlling interest	Total
As at December 31, 2021	Ps. 20	Ps. 905	Ps. 299	Ps. 1,224	Ps. 90	Ps. 1,314
Financial instruments – purchases	(470)	79	(49)	(440)	(37)	(477)
Change in fair value of financial instruments recognized in OCI	(442)	(2,331)	282	(2,491)	(185)	(2,676)
Amount reclassified from OCI to profit or loss	526	—	(613)	(87)	(33)	(120)
Foreign currency revaluation of the net foreign operations	—	1,086	—	1,086	97	1,183
Effects of changes in foreign exchange rates	4	3	2	9	1	10
Income tax effect	96	358	125	579	53	632
As at December 31, 2022	Ps. (266)	Ps. 100	Ps. 46	Ps. (120)	Ps. (14)	Ps. (134)
Financial instruments – purchases	(502)	(228)	(124)	(854)	(55)	(909)
Change in fair value of financial instruments recognized in OCI	(1,454)	(2,667)	271	(3,850)	(148)	(3,998)
Amount reclassified from OCI to profit or loss	1,807	—	(363)	1,444	(16)	1,428
Foreign currency revaluation of the net foreign operations	—	2,703	—	2,703	150	2,853
Effects of changes in foreign exchange rates	5	(1)	(2)	2	(1)	1
Income tax effect	78	64	70	212	24	236
As at December 31, 2023	Ps. (332)	Ps. (29)	Ps. (102)	Ps. (463)	Ps. (60)	Ps. (523)
20.1 Forward agreements to purchase foreign currency
The Company enters into forward agreements to reduce its exposure to the risk of exchange rate fluctuations of the Mexican peso and other currencies.

The forward agreements have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value which is determined based on prevailing market exchange rates to terminate the contracts at the end of the period. Changes in the fair value of these forwards agreements are recorded as part of “cumulative other comprehensive income”. Net gain or loss on expired forward agreements is recognized as part of foreign exchange or cost of goods sold, depending on the nature of the hedge in the consolidated income statements.
Net changes in the fair value of forward agreements that do not meet the criteria for hedge accounting are recorded in the consolidated income statements under the caption “market value gain (loss) on financial instruments”.
At December 31, 2023, the Company had the following outstanding forward agreements to purchase foreign currency:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2024	Ps. 10,700	Ps. (550)	Ps. 36
At December 31, 2022, the Company had the following outstanding forward agreements to purchase foreign currency:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2023	Ps. 10,778	Ps. (397)	Ps. 61

20.2 Cross-currency swaps
The Company has cross-currency swaps contracts to reduce the risk of interest rate and exchange rate fluctuation in its debt denominated in USD. Cross-currency swaps are designated as hedge instruments when the Company changes the debt profile to the functional currency to reduce the exchange rate fluctuation risk.
The fair value is estimated using market prices that would apply to terminate the contracts at the end of the period. For accounting purposes, the cross-currency swaps are recorded as either, cash flow hedges or fair value hedges. The exchange rate fluctuations of the notional amount of those cross-currency swaps and the accrued interest are recorded in the consolidated income statements. The fair value changes excluding exchange rate fluctuation and accrued interest, when designated as cash flow hedges, are recorded in the consolidated statement of financial position in “cumulative other comprehensive income”. If the swaps are designated as fair value hedges the changes, are recorded in the consolidated income statements in “market value gain (loss) on financial instruments”.
At December 31, 2023, the Company had the following outstanding cross-currency swap agreements:

		Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2026	Ps. 5,210	Ps. (984)	Ps. 96
2027	7,602	(1,377)
2030	13,633	(803)
2032	507	(51)
At December 31, 2022, the Company had the following outstanding cross-currency swap agreements:

		Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2023	Ps. 11,381	Ps. —	Ps. 2,278
2026	5,971	(918)	364
2027	8,713	(418)	95
2030	3,679	(104)	110
20.3 Interest Rate swaps
The Company has entered into various interest rate swaps associated with its debt denominated in USD. These interest rate swaps are designated as fair value hedges and the fair value changes are recorded in the consolidated income statement in the “market value gain (loss) on financial instruments”. Since 2022, the Company is applying fair value hedging to the hedged portion of the Senior Notes of US$ 705, which are linked to an interest rate swap. The hedging gain or loss will adjust the carrying amount of the hedged item and will be recognized in the consolidated income statements under “market value gain (loss) in financial instruments”. For the years ended on December 31, 2023, and 2022, the Company recorded in the consolidated income statements a loss of Ps. 371 and a gain of Ps. 1,647, respectively. As of December 31, 2023, and 2022 the carrying value of the Senior Note of US$ 705 is being reduced by an amount of Ps. 1,277 and 1,647 respectively, stemming from the impacts of fair value hedging.
At December 31, 2023, the Company had the following outstanding interest rate swap agreements:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2032	Ps. 8,447	Ps. (1,381)	Ps. —

At December 31, 2022, the Company had the following outstanding interest rate swap agreements:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2032	Ps. 9,681	Ps. (1,728)	Ps. —

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
The fair value of expired or sold commodity contracts is recorded in cost of goods sold with the hedged raw materials.
As of December 31, 2023, the Company had the following aluminum price contracts:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2024	Ps. 647	Ps. —	Ps. 21

As of December 31, 2023, the Company had the following sugar price contracts:

		Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2024	Ps. 2,593	Ps. (130)	Ps. 206
2025	745	(72)	—
As of December 31, 2022, the Company had the following aluminum price contracts:

Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2023	Ps. 662	Ps. (18)	Ps. 1

As of December 31, 2022, the Company had the following sugar price contracts:

		Fair Value
Maturity Date	Notional Amount	(Liability)	Asset
2023	Ps. 1,688	Ps. (46)	Ps. 328
2024	468	—	21

20.5 Sale of Estrella Azul
On September 30, 2020, Coca-Cola FEMSA announced that its joint venture with The Coca-Cola Company (Compañía Panameña de Bebidas, S.A.P.I. de C.V.) successfully sold 100% of its stock interest in Estrella Azul, a dairy products company in Panama. As part of the transaction, the Company agreed with the buyer that it could receive payments in the future if the business of Estrella Azul achieves certain volume and EBITDA targets during the 2022-2027 period. The Company estimated the amount of the payments to be received based on the forecasts of the business (level 3 inputs) and calculated their fair value using an income approach. As of December 31, 2023 and 2022, the financial assets recognized in the consolidated statement of financial position has a total value of Ps. 0 and Ps. 5, respectively.

20.6 Net effects of expired contracts that met hedging criteria

Derivative	Impact in consolidated income statement - Gain (Loss)	2023	2022	2021
Cross currency swaps	Interest expense	Ps. (392)	Ps. (1)	Ps. —
Cross currency swaps	Foreign exchange	(747)	(5)	—
Forward agreements to purchase foreign currency	Cost of good sold	(1,834)	(681)	(788)
Commodity Price contracts	Cost of good sold	430	614	1,245

20.7 Net effect of changes in fair value of derivative financial instruments that are designated as a Fair Value Hedge

Derivative	Impact in consolidated income statement	2023	2022	2021
Cross currency swaps and interest rate swaps	Market value (loss) on financial instruments	Ps. 141	Ps. (2,270)	Ps. 80

20.8 Financial Risk management
The Company has exposure to the following financial risks:
•Market risk;
•Interest rate risk;
•Liquidity risk; and
•Credit risk
20.8.1 Market risk
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

The Company tracks the fair value (mark to market) of its derivative financial instruments and its possible changes using scenario analyses. The following disclosures provide a sensitivity analysis of the market risks, which the Company is exposed to as it relates to foreign exchange rates, interest rates and commodity prices, which it considers in its existing hedging strategy:

Forward agreements to purchase U.S. Dollar (MXN/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2023	(11)%	Ps. (465)
2022	(10)%	(512)
2021	(11)%	(298)	—
Forward agreements to purchase U.S. Dollar (BRL/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2023	(12)%	Ps. (521)
2022	(18)%	(550)
2021	(16)%	(284)	—
Forward agreements to purchase U.S. Dollar (COP/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2023	(16)%	Ps. (225)
2022	(17)%	(112)
2021	(11)%	(81)	—
Forward agreements to purchase U.S. Dollar (ARS/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2023	(55)%	Ps. (140)
2022	(3)%	(10)
2021	(1)%	(3)	—
Forward agreements to purchase U.S. Dollar (UYU/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2023	(5)%	Ps. (20)
2022	(7)%	(25)
2021	(4)%	(7)	—
Forward agreements to purchase U.S. Dollar (CRC/USD)	Change in USD rate	Effect on equity	Profit and loss effect
2023	(7)%	Ps. (15)
2022	(7)%	(24)	—
2021	(3)%	(10)	—
Cross currency swaps (USD to MXN)	Change in USD rate	Effect on equity	Profit and loss effect
2023	(11)%	Ps. (1,314)
2022	(10)%	(1,220)
2021	(11)%	(1,645)	—
Cross currency swaps (USD to BRL)	Change in USD rate	Effect on equity	Profit and loss effect
2023	(12)%	Ps. (1,683)
2022	(18)%	(2,893)
2021	(16)%	(2,300)	—
Sugar price contracts	Change on sugar Price	Effect on equity	Profit and loss effect
2023	(29)%	Ps. (765)
2022	(22)%	(333)
2021	(28)%	(714)	—
Aluminum price contracts	Change on Aluminum price	Effect on equity	Profit and loss effect
2023	(22)%	Ps. (147)
2022	(35)%	(189)
2021	(24)%	(39)	—

20.8.2 Interest rate risk
Interest rate risk is the risk that the expected cash flows of a financial instrument will fluctuate because of changes in market interest rates.
The Company is exposed to interest rate risk because it and its subsidiaries borrow funds at both fixed and variable interest rates. The risk is managed by the Company by trying to maintain a mix between fixed and variable rate borrowings, and by the use of the different derivative financial instruments. In addition, the Company regularly evaluates its hedging activities according to its interest rate views and defined risk appetite, ensuring the most cost-effective hedging strategies are applied.
The following disclosures provide a sensitivity analysis of the interest rate risks considered reasonably possible for the following fiscal year, according with its existing floating rate borrowings and derivative financial floating rate instruments at the end of the reporting period:

Interest Rate Risk	Change in rate	Effect on profit or (loss)
2023	+100 bps	Ps. (187)
2022	+100 bps	(203)
2021	+100 bps	(160)
20.8.3 Liquidity risk
The Company’s principal source of liquidity has generally been cash generated from its operations. A significant majority of the Company’s sales are on a cash basis. The Company has traditionally been able to rely on cash generated from operations to fund its capital requirements and its capital expenditures. The Company’s working capital benefits from the fact that most of its sales are made on a cash basis, while it generally pays its suppliers on credit. In recent periods, the Company has mainly used cash generated from operations to fund business acquisitions. The Company has also used a combination of borrowings from Mexican and international banks and public debt issuances in the Mexican and international capital markets to fund business acquisitions.
Ultimate responsibility for liquidity risk management rests with the Company’s Finance Committee, which has established what it believes is an appropriate liquidity risk management framework for the evaluation of the Company’s short-, medium- and long-term funding and liquidity requirements. The Company manages liquidity risk by maintaining what it believes is adequate reserves, and continuously monitoring forecasted and actual cash flows and by maintaining a conservative debt maturity profile.
The Company has access to credit from local and international banking institutions in order to face treasury needs. The Company has the highest rating for Mexican companies (AAA) given by independent rating agencies, allowing the Company to access capital markets in case it needs resources.
As part of the Company’s financing policy, management expects to continue financing its liquidity needs with cash from operations. Nonetheless, as a result of regulations in certain countries in which the Company operates, it may not be beneficial or, practicable to remit cash generated in local operations to fund cash requirements in other countries. In the event that cash from operations in such countries would not be enough to fund future working capital requirements and capital expenditures, management may decide, or be required, to fund cash requirements in such countries through local borrowings rather than remitting funds from another country. In the future management may finance the Company´s our working capital and capital expenditure needs with short-term or other borrowings.
The Company’s management continuously evaluates opportunities to pursue acquisitions or engage in strategic transactions. The Company would expect to finance any significant future transactions with a combination of cash from operations, long-term indebtedness and capital stock.
See Note 18 for a disclosure of the Company’s maturity dates associated with its non-current financial liabilities as of December 31, 2023.
The following table reflects all contractually fixed and variable payoffs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected net cash outflows and inflows from derivative financial liabilities (assets) that are in place as of December 31, 2023.
Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities without fixed amounts or timing are based on economic conditions (like interest rates and foreign exchange rates) existing at December 31, 2023.

(In millions of Ps)	2024	2025	2026	2027	2028	2029 and thereafter
Notes and bonds	Ps. —	Ps. 1,727	Ps. 2,925	Ps. 8,494	Ps. 9,960	Ps. 41,845
Loans from banks	140	121	2	—	—	—
Derivatives financial liabilities (assets)	417	72	889	1,377	2,234	—
The Company generally makes payments associated with its financial liabilities with cash generated from its operations.
20.8.4 Credit risk
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
The Company has a high receivable turnover, hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in cash. The Company’s maximum exposure to credit risk for the components of the consolidated statement of financial position at December 31, 2023 and 2022 is the carrying amounts (see Note 6).
The credit risk for liquid funds and derivative financial instruments is limited because the counterparties are highly rated banks as designated by international credit rating agencies.
The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining a Credit Support Annex (“CSA”) that establishes margin requirements. As of December 31, 2023 the Company concluded that the maximum exposure to credit risk related with derivative financial instruments is not significant given the high credit rating of its counterparties.
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

As of December 31, 2023, the Company’s financial instruments used to hedge its exposure to foreign exchange rates, interest rates and commodity risks were as follows:

	Maturity
	1-6 months	6-12 months	More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Notional amount (in millions of pesos)	3,045	1,781	—
Average exchange rate MXN/USD	18.42	18.40	—
Notional amount (in millions of pesos)	2,486	1,370	—
Average exchange rate BRL/USD	5.10	5.07	—
Notional amount (in millions of pesos)	757	334	—
Average exchange rate COP/USD	4,436	4,316	—
Notional amount (in millions of pesos)	150	—	—
Average exchange rate ARS/USD	668.06	—	—
Notional amount (in millions of pesos)	344	163	—
Average exchange rate UYU/USD	40.18	40.66	—
Notional amount (in millions of pesos)	154	117	—
Average exchange rate CRC/USD	558.89	556.00	—
Notional amount (in millions of pesos)	—	—	—
Average exchange rate ARS/MXN	—	—	—
Foreign exchange currency swap contracts
Notional amount (in millions of pesos)	—	—	11,944
Average exchange rate MXN/USD	—	—	19.37
Notional amount (in millions of pesos)	—	—	14,022
Average exchange rate BRL/USD	—	—	5.05
Notional amount (in millions of pesos)	—	—	987
Average exchange rate COP/USD	—	—	3,550
Interest rate risk
Interest rate swaps
Notional amount (in millions of pesos)	—	—	8,447
Average interest rate	—	—	0.16%
Commodities risk
Aluminum (in millions of pesos)	298	349	—
Average price (USD/Ton)	2,304.43	2,363.73	—
Sugar (in millions of pesos)	1,703	890	745
Average price (USD cent/Lb)	22.43	22.18	22.62

As of December 31, 2022, the Company’s financial instruments used to hedge its exposure to foreign exchange rates, interest rates and commodity risks were as follows:

	Maturity
	1-6 months	6-12 months	More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Notional amount (in millions of pesos)	3,405	2,474	—
Average exchange rate MXN/USD	20.71	20.86	—
Notional amount (in millions of pesos)	1,857	746	—
Average exchange rate BRL/USD	5.34	5.55	—
Notional amount (in millions of pesos)	407	207	—
Average exchange rate COP/USD	4,502.00	4,977.00	—
Notional amount (in millions of pesos)	437	—	—
Average exchange rate ARS/USD	231.40	—	—
Notional amount (in millions of pesos)	299	139	—
Average exchange rate UYU/USD	42.51	42.74	—
Notional amount (in millions of pesos)	332	182	—
Average exchange rate CRC/USD	686.50	664.50	—
Notional amount (in millions of pesos)	293	—	—
Average exchange rate ARS/MXN	10.57	—	—
Foreign exchange currency swap contracts
Notional amount (in millions of pesos)	—	1,743	10,455
Average exchange rate MXN/USD	—	19.08	19.84
Notional amount (in millions of pesos)	—	9,294	6,777
Average exchange rate BRL/USD	—	4.00	5.28
Notional amount (in millions of pesos)	345	—	1,131
Average exchange rate COP/USD	3,926.00	—	3,550.00
Interest rate risk
Interest rate swaps
Notional amount (in millions of pesos)	—	—	9,681
Average interest rate	—	—	0.16%
Commodities risk
Aluminum (in millions of pesos)	294	368	—
Average price (USD/Ton)	2,483.00	2,480.00	—
Sugar (in millions of pesos)	1,058	631	468
Average price (USD cent/Lb)	17.62	17.08	17.14

Note 21. Non-Controlling Interest in Consolidated Subsidiaries
An analysis of Coca-Cola FEMSA’s non-controlling interest in its consolidated subsidiaries as of December 31, 2023, 2022 and 2021 is as follows:

	2023	2022	2021
Mexico	Ps. 5,459	Ps. 5,337	Ps. 5,200
Colombia	80	16	19
Brazil	1,141	1,138	803
	Ps. 6,680	Ps. 6,491	Ps. 6,022

Non-controlling interests in Mexico primarily represent the individual results of a Mexican holding company Kristine Overseas, S.A.P.I. de C.V. This entity also has non-controlling stakes in certain Brazilian subsidiaries.
The changes in Coca-Cola FEMSA’s non-controlling interest were as follows:

	2023	2022	2021
Balance at beginning of the period	Ps. 6,491	Ps. 6,022	Ps. 5,583
Net income of non-controlling interest	690	592	623
Exchange differences on translation of foreign operations	(365)	37	(210)
Valuation of the effective portion of derivative financial instruments, net of taxes	(46)	(104)	87
Dividends paid	(90)	(56)	(61)
Balance at end of the period	Ps. 6,680	Ps. 6,491	Ps. 6,022
Note 22. Equity
22.1 Equity accounts
As of December 31, 2023 and 2022, the common stock of Coca-Cola FEMSA is represented by 16,806,658,096 common shares, with no par value. Fixed capital stock is Ps. 934 (nominal value) and variable capital is unlimited.
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

The capital stock of the Company is as follows:

Series of shares	Shareholders	Outstanding shares	% of the capital stock	% of ordinary shares with full voting rights
A	Wholly-owned subsidiary of Fomento Económico Mexicano, S.A.B. de C.V.	7,936,628,152	47.22%	55.97%
D	Wholly-owned subsidiaries of The Coca-Cola Company	4,668,365,424	27.78%	32.92%
B	Public float	1,575,624,195	9.38%	11.11%
L	Public float	2,626,040,325	15.63%	0%
Total		16,806,658,096	100.00%	100.00%

As of December 31, 2023, 2022 and 2021, the number of each share series representing Coca-Cola FEMSA’s common stock is comprised as follows:

	Outstanding Shares

Series of shares	2023	2022	2021
A	7,936,628,152	7,936,628,152	7,936,628,152
D	4,668,365,424	4,668,365,424	4,668,365,424
B	1,575,624,195	1,575,624,195	1,575,624,195
L	2,626,040,325	2,626,040,325	2,626,040,325
	16,806,658,096	16,806,658,096	16,806,658,096

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve amounts to 20% of common stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company. As of December 31, 2023, 2022 and 2021, this reserve was Ps.412, Ps.412 and Ps.412, respectively, and included in retained earnings.
Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except for restated shareholder contributions (Cuenta de Capital de Aportación CUCA) and when the distributions of dividends come from net taxable income, denominated “Cuenta de Utilidad Fiscal Neta” (CUFIN).
Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. This tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. The Company’s consolidated balances of CUFIN at December 31, 2023, that are not subject to withholding tax, amounted to Ps. 7,925 .
For the years ended December 31, 2023, 2022 and 2021 the dividends declared and paid per share by the Company are as follows:

Series of shares (1)	2023	2022	2021
A	5,754	5,387	5,000
D	3,385	3,169	2,941
L	1,904	1,782	1,654
B	1,142	1,069	993
	12,185	11,407	10,588

(1) At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 27, 2023, the shareholders declared a dividend of Ps. 12,185 that was paid on May 3, 2023 and November 3, 2023. This represents a dividend of Ps.0.7250 per share.

Under Mexican income tax law, dividends, either in cash or in kind, paid to individuals that are Mexican residents, and to individuals and companies that are non-Mexican residents, on the Company´s shares, including the Series L shares and the Series B shares underlying our units, including units represented by ADSs, are subject to a 10.0% Mexican withholding tax, or a lower rate if covered by a tax treaty. Profits that were earned and subject to income tax before January 1, 2014 are exempt from this withholding tax. For 2022 and onwards most of the dividends will correspond to income tax earned after January 1, 2014 therefore will be subject to withholding tax. There were no withholding taxes associated with the payment of dividends in 2021 and 2020 by the Company to its shareholders.

22.2 Capital management
The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balances in order to obtain the lowest cost of capital available. The Company manages its capital structure and adjusts it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during 2023 and 2022.
The Company is not subject to any externally imposed capital requirements, other than the legal reserve (see Note 22.1).
The Company's Finance and Planning Committee reviews the capital structure of the Company on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. In conjunction with this objective, the Company seeks to maintain the highest credit rating both nationally and internationally, currently rated AAA and A/A3/A- respectively, which requires us to comply, among others, with the financial metrics that each rating agency considers. As a result, prior to entering new business ventures, acquisitions or divestitures, management evaluates the impact that these transactions can have on its credit rating.
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

Earnings amounts per share type are as follows:

	2023
	Per series	Per series	Per series	Per series
	"A" shares	"D" shares	"B" shares	"L" shares	Total
Consolidated net Income	9,551	5,618	1,896	3,161	20,226
Consolidated net income attributable to equity holders of the parent	9,225	5,426	1,831	3,054	19,536
Weighted average number of shares for basic earnings per share (millions of shares)	7,937	4,668	1,576	2,626	16,807
Earnings per share					1.16
	2022
	Per series	Per series	Per series	Per series
	"A" shares	"D" shares	"B" shares	"L" shares	Total
Consolidated net Income	Ps. 9,268	Ps. 5,451	Ps. 1,840	Ps. 3,067	Ps. 19,626
Consolidated net income attributable to equity holders of the parent	8,989	5,287	1,784	2,974	19,034
Weighted average number of shares for basic earnings per share (millions of shares)	7,937	4,668	1,576	2,626	16,807
Earnings per share					1.13
	2021
	Per series	Per series	Per series	Per series
	"A" shares	"D" shares	"B" shares	"L" shares	Total
Consolidated net Income	Ps. 7,712	Ps. 4,536	Ps. 1,531	Ps. 2,552	Ps. 16,331
Consolidated net income attributable to equity holders of the parent	7,418	4,363	1,473	2,454	15,708
Weighted average number of shares for basic earnings per share (millions of shares)	7,937	4,668	1,576	2,626	16,807
Earnings per share					0.93

Note 24. Income Taxes
24.1 Income Tax
The breakdown of the income tax expense by Mexico and Foreign countries for the years ended December 31, 2023, 2022 and 2021, is as follows:

	2023	2022	2021
Current tax expense:
Current year	Ps. 7,604	Ps. 5,658	Ps. 4,259
Deferred tax expense:
Origination and reversal of temporary differences	(44)	860	2,795
(Benefit) utilization of tax losses recognized	1,221	29	(445)
Total deferred tax income expense	1,177	889	2,350
Total income tax expense in consolidated net income	Ps. 8,781	Ps. 6,547	Ps. 6,609

2023	Mexico	Foreign	Total
Current tax expense:
Current year	Ps. 5,474	Ps. 2,130	Ps. 7,604
Deferred tax expense:
Origination and reversal of temporary differences	(322)	278	(44)
Utilization (benefit) of tax losses recognized	238	983	1,221
Total deferred tax	(84)	1,261	1,177
Total income tax expense in consolidated net income	Ps. 5,390	Ps. 3,391	Ps. 8,781

2022	Mexico	Foreign	Total
Current tax expense:
Current year	Ps. 3,522	Ps. 2,136	Ps. 5,658
Deferred tax expense:
Origination and reversal of temporary differences	197	663	860
Utilization (benefit) of tax losses recognized	(4)	33	29
Total deferred tax	193	696	889
Total income tax expense in consolidated net income	Ps. 3,715	Ps. 2,832	Ps. 6,547

2021	Mexico	Foreign	Total
Current tax expense:
Current year	Ps. 3,356	Ps. 903	Ps. 4,259
Deferred tax expense:
Origination and reversal of temporary differences	1,659	1,136	2,795
Utilization (benefit) of tax losses recognized	356	(801)	(445)
Total deferred tax	2,015	335	2,350
Total income tax expense in consolidated net income	Ps. 5,371	Ps. 1,238	Ps. 6,609

Recognized in Consolidated Statement of Other Comprehensive Income (OCI)

Income tax related to items charged or recognized directly in OCI during the year:	2023	2022	2021
Unrealized loss (gain) on cash flow hedges	Ps. (236)	Ps. (590)	Ps. 787
Remeasurements of the net defined benefit liability	24	173	(27)
Total income tax recognized in OCI	Ps. (212)	Ps. (417)	Ps. 760

Balance of income tax included in Accumulated Other Comprehensive Income (AOCI) as of:

Income tax related to items charged or recognized directly in OCI as of year-end:	2023	2022	2021
Unrealized loss (gain) on derivative financial instruments	Ps. (241)	Ps. (13)	Ps. 573
Comprehensive income to be reclassified to profit or loss in subsequent periods	(241)	(13)	573
Re-measurements of the net defined benefit liability	(153)	(205)	(408)
Balance of income tax in AOCI	Ps. (394)	Ps. (218)	Ps. 165
A reconciliation between effective income tax rate and Mexican domestic statutory tax rate for the years ended December 31, 2023, 2022 and 2021 follows:

	2023	2022	2021
Mexican statutory income tax rate	30%	30%	30%
Income tax from prior years	(0.37)%	0.19%	(0.64)%
Income (loss) on monetary position for subsidiaries in hyperinflationary economies	2.03%	1.18%	(0.21)%
Annual inflation tax adjustment	2.08%	5.63%	6.48%
Non-deductible expenses	1.99%	2.17%	1.82%
Income taxed at a rate other than the Mexican statutory rate	1.49%	1.68%	1.14%
Effect of restatement of tax values	(3.50)%	(4.69)%	(2.54)%
Effect of change in statutory rate	(0.60)%	(0.39)%	(0.09)%
Income tax credits (1)	—%	—%	(2.69)%
Tax loss (recognition) (2)	(1.40)%	(8.50)%	(3.57)%
Other	(1.22)%	(1.89)%	(0.78)%
	30.50%	25.38%	28.92%

(1) Favorable position of Brazilian Courts related to a no taxation on financial effects of recovered tax credits from previously won judicial disputes, which allowed a recognition of a deferred tax credit in Brazil in 2021.

(2) During 2021 and 2022, the Company recognized an amount of Ps. (761) and (2,194), respectively, corresponding to favorable effects for deferred tax assets of the Company's subsidiaries, taking into account that there was certainty of recoverability of such deferred tax assets. In addition, in 2023 an effect of Ps. (409) of deferred tax assets was recognized, for which the company also has certainty of recoverability.

Deferred income tax
An analysis of the temporary differences giving rise to deferred income tax liabilities (assets) is as follows:

	Consolidated Statement of Financial Position as of		Consolidated Income Statement
	2023	2022	2023	2022	2021
Expected credit losses	Ps. (64)	Ps. (95)	Ps. 15	Ps. (15)	Ps. (34)
Inventories	53	36	5	18	(1)
Prepaid expenses	20	24	(4)	(32)	29
Property, plant and equipment, net	(1,150)	(1,305)	314	(118)	(223)
Other assets	(190)	(257)	45	86	(28)
Finite useful lived intangible assets	(10)	1	1	48	69
Indefinite lived intangible assets	1,509	1,311	591	123	165
Post-employment and other non-current employee benefits	(438)	(444)	(2)	15	(59)
Derivative financial instruments	75	2	73	(3)	(72)
Contingencies	(921)	(895)	(96)	(23)	171
Employee profit sharing payable	(533)	(359)	174	(85)	(236)
Tax loss carryforwards	(5,726)	(7,205)	1,221	29	(445)
Tax credits to recover (1)	(726)	(1,067)	342	327	1,200
Cumulative other comprehensive income	(394)	(218)	(211)	(417)	760
Liabilities of amortization of goodwill of business acquisition	5,574	6,117	(543)	—	87
Leases Liabilities, net	(43)	(14)	(28)	(37)	(15)
Other	(1,486)	(768)	(720)	973	982
Deferred tax (income)			Ps. 1,177	Ps. 889	Ps. 2,350

Deferred tax, asset	Ps. (7,771)	Ps. (7,975)
Deferred tax, liability	3,321	2,839
Deferred income taxes, net	Ps. (4,450)	Ps. (5,136)

(1) Corresponds to income tax credits from dividends received from foreign operations to be recovered within the next four years accordingly to the Mexican Income Tax law.

The changes in the balance of the net deferred income tax assets are as follows:

	2023	2022	2021
Balance at beginning of the period	Ps. (5,136)	Ps. (5,632)	Ps. (8,669)
Deferred tax provision for the period	1,177	889	2,350
Change in the statutory rate	—	(82)	81
Effects in equity:
Unrealized loss (gain) on derivative financial instruments	(236)	(591)	787
Cumulative translation effect	(320)	61	(163)
Remeasurements of the net defined benefit liability	24	173	(27)
Inflation adjustment	41	46	9
Balance at end of the period	Ps. (4,450)	Ps. (5,136)	Ps. (5,632)

The Company has determined that undistributed profits of its subsidiaries will not be distributed in the foreseeable future. The unrecognized deferred tax liabilities associated with the undistributed profits are as of December 31, 2023: Ps.5,792, and December 31, 2022: Ps. 4,149.

Tax Loss Carryforwards

Some subsidiaries in Mexico, Colombia, Argentina and Brazil have tax loss carryforwards. Unused tax loss carryforwards, for which a deferred income tax asset has been recognized, may be recovered provided certain requirements are fulfilled. The tax loss carryforwards for which a deferred tax asset has been recorded and their corresponding years of expiration are as follows:

Tax Loss Carryforwards amounts in millions
2029	2,702
2030	3,172
2031	157
2032	597
2033 and thereafter	5
No expiration (Brazil and Colombia)	10,924
Ps. 17,557

During 2013, the Company completed certain business acquisitions in Brazil. In connection with these acquisitions the Company recognized certain goodwill balances that are deductible for Brazilian income tax reporting purposes. The deduction of such goodwill amortization has resulted in the creation of Net Operating Losses (“NOLs”) in Brazil for which deferred tax assets have recorded, which have no expiration, but their usage is limited to 30% of Brazilian taxable income in any given year. As of December 31, 2023 and 2022 the Company believes that it is more likely than not that it will ultimately recover such NOLs through the reversal of temporary differences and future taxable income. Accordingly, the related deferred tax assets have been fully recognized.
The changes in the balance of tax loss carryforwards are as follows:

	2023	2022	2021
Balance at beginning of the period	Ps. 22,000	Ps. 22,129	Ps. 21,522
Increase (1)	2,002	10,610	5,768
Usage of tax losses	(5,685)	(10,706)	(4,558)
Effect of foreign currency exchange rates	(760)	(33)	(603)
Balance at end of the period	Ps. 17,557	Ps. 22,000	Ps. 22,129
.

(1)The recognition of tax loss carryforwards from previous years is shown under the item of increases, together with the tax loss carryforwards generated in the same years
24.2 Recoverable taxes
Recoverable taxes result mainly from higher advanced payments made during the year of income tax during 2023 in México in comparison to current year income tax, and other indirect tax, which will be compensated or recovered in future years.
24.2.1 Exclusion of the State Value added Tax (“ICMS”) on the federal sale taxes (“PIS / COFINS”)
On March 15, 2017 the Brazilian Federal Supreme Court (“STF”) ruled that the inclusion of the VAT (“ICMS”) on federal sales taxes (“PIS and COFINS”) taxable basis was unconstitutional. During 2019, the Company´s subsidiaries in Brazil obtained conclusive favorable motions over this exclusion of VAT (“ICMS”) over PIS / COFINS calculation. The net favorable effects of each case are to be recorded at the time all formalities and legal procedures are finalized and recovery of the taxes paid becomes virtually certain. During 2023, 2022 and 2021, the Company recorded in other operating revenues in the consolidated income statement the effects of the administrative formalities concluded.

As of December 31, 2023 and 2022 the amount of recoverable taxes in Brazil including PIS and COFINS is Ps. 745 and Ps. 1,060 respectively.
24.3 Tax Reforms

In October 2021, the Organization Economic Cooperation and Development (“OECD”) and the G20 agreed to a Statement related to the “Base erosion and profit shifting” plan based on two Pillars to attend tax challenges that arise from the digital era in the global economy. The Second Pillar, through the “Global Anti-Base Erosion” rules (“GloBe rules”) attempts to establish a taxation system that guarantees that Multinational Groups reaching the threshold of 750 million euros of income, pay a minimum tax of 15% in each jurisdiction where they maintain their operations. An additional income tax should be calculated and paid by the “Ultimate Parent Entity (“UPE”) of the group to reach such 15% by entity and by jurisdiction.

According to the analysis of the standard GloBe rules performed together with FEMSA, considering it is the Company´s controlling shareholder and consolidates for financial purposes the total Company´s results, it is concluded that FEMSA is the UPE and is the entity obligated to determine any complementary tax corresponding to its hold businesses including the Company.

As of December 31, 2023, the tax authorities of the countries where the Company operates have not published the proper regulations to attend this Second Pillar. The Company is monitoring the publication of such regulations.

Brazil
In early 2017, the Brazilian Federal Supreme Court ruled that the value-added tax would not be used as the basis for calculating the federal sales tax, resulting in a reduction of the federal sales tax. The Company´s Brazilian subsidiaries commenced legal proceedings to ascertain their ability to calculate federal sales tax without using the value-added tax as a basis, in accordance with the Brazilian Federal Supreme Court’s first ruling, and obtained a final favorable resolution in 2019. However, the Brazilian tax authorities appealed the Brazilian Federal Supreme Court’s decision and such appeal was denied in May 2021. Pursuant to our final favorable resolution of 2019, the federal production and sales taxes together resulted in an average of 14.6% tax over net sales in 2023.

In recent years, the excise tax rate on concentrate in Brazil has undergone recurrent temporary fluctuations. The excise tax rate was increased from 4.0% to 8.0% from February 1, 2021 to February 24, 2022, was reduced to 6.0% from February 25, 2022 to April 30, 2022 and increased again to 8.0% on May 1, 2022. The tax credit that we may recognize in our Brazilian operations in connection with purchases of concentrate in the Manaus Free Trade Zone has been affected accordingly.

In December 2022, the Brazilian government published the new transfer pricing rules that will be effective as of January 1, 2024. The new transfer pricing rules aim to align the Brazilian transfer pricing system with the transfer pricing guidelines recommended by the Organization for Economic Cooperation and Development (“OECD”). During 2023, the Brazilian government issued regulations to establish the guidelines required to comply with the transfer pricing rules. In 2024, further regulation is expected.

In March 2023, the value added tax rate in the state of Paraná increased from 16.0% to 18.0%. As of January 1, 2024, the value added tax rate in the state of Rio Grande do Sul is 18%. The state of Minas Gerais started to apply as of January 1, 2024 an additional charge of 2.0% on sales as a contribution to a poverty eradication fund.

In December 2023, the Brazilian government published a provisional measure, to establish the amount of tax credits determined by a final and unappealable court decision subject to be offset, that says any credit exceeding the value of 10 million Reais (approximately Ps. 34.9 million as of December 31, 2023) must observe the monthly limitation to be offset by 1/60 of the total value of the tax credit. Even though taxpayers must observe and comply with this regulation as of January 1, 2024, this provisional measure needs to be converted into law by May 31, 2024; or it will be revoked.

In December 2023, the Brazilian government published a new law to become effective on January 1, 2024, that establishes that subsidies granted by municipalities or the states will be taxed by the income tax and social contribution at the combined tax rate of 34.0% and will be subject to other contributions at a combined tax rate of 9.25%. In addition, the federal Brazilian government will grant an income tax credit of 25.0% on the municipality or state subsidy, limited to the lowest between the amount of 25.0% of the tax benefit itself and 25% of the depreciation of such assets applied on development or expansion approved projects which caused such subsidy, provided that certain conditions and limitations are met.

Furthermore, in December 2023, the Brazilian government published a constitutional amendment enacting a broad tax reform in Brazil that will replace the current indirect tax system for a new one, to be implemented progressively from January 1, 2026 until its full adoption in 2033. The municipal (ISSQN), state (ICMS) and federal taxes (PIS and COFINS) will be replaced by a dual value-added tax ("VAT") (CBS and IBS). The dual VAT will apply on all tangible and intangible goods, rights and services, and it will be calculated based on the amount charged on the location where the goods are consumed or the rights and services are provided. The dual VAT will not be used as a basis for its own calculation (no tax gross-up), and it will give the right to register the tax credit of the previous transaction. This new tax system is a non-cumulative system. There will be a standard rate for all goods and services, with exceptions for certain sectors such as education, health, public transportation, food for human consumption, agricultural products and some others, that will be entitled to a tax reduction of 100.0%, 70.0% or 40.0% of the tax rate. In the following years, the Brazilian government will issue the specific regulations to implement these constitutional amendments and the percentages of such dual VAT.

In addition, the constitutional amendment will impose as of 2027 an excise tax (IS) on production, extraction, commercialization or import of services or goods harmful to health and the environment. Such tax will apply only once, will not generate a subsequent tax credit (as it is subject to the so-called monophasic system) and will be used as part of the tax basis of other taxes applied on sales of services and goods. The current excise tax (IPI) will be reduced to zero, except for those products produced at the Manaus Free Trade Zone in order to maintain the competitiveness and development of such incentivized zone. Same as above, it is expected that the Brazilian government issues further regulation in connection with these amendments and the corresponding percentages for such tax.

Argentina
In June 2021 (with retroactive effects as of January 2021), the Argentine government increased the income tax rate to 35.0% for 2021 onwards and imposed a tax rate of 7.0% on dividends paid to non-resident stockholders and resident individuals.

In December 2023, the Argentine government issued an executive decree (Decree 29/2023) that increase the PAIS (Programa para una Argentina Inclusiva y Solidaria) tax rate to 17.5%, applicable to the import of goods (excluding goods from the market basket goods, fuels, lubricants and other goods related to energy generation). This tax is applicable to foreign currency operations carried out as of December 13, 2023 and represents an additional cost for our Argentine operations. This rate is also applicable to freight services and other transportation services of imported or exported goods, or when such services are acquired in Argentina and provided by non-residents.

Mexico
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

In December 2022, a new tax reform was approved in Colombia, which became effective during 2023. The main changes are the following:

Introduction of an excise tax for beverages with added sugar based on the following schedule:
•From November 1, 2023 to December 30, 2023 a tax of $18 Colombian pesos (approximately Ps. 0.08 as of December 31, 2023) to beverages that contain 6 grams and 10 grams of added sugar per 100 ml and a tax of $35 Colombian pesos (approximately Ps 0.15 as of December 31, 2023) for those with more than 10 grams of added sugar per 100 ml;

•From January 1, 2024 to December 30, 2024, $28 Colombian pesos (approximately Ps. 0.12 as of December 31, 2023) for beverages that contain between 6 grams and 10 grams of sugar per 100 ml and a tax of $55 Colombian pesos (approximately Ps. 0.24 as of December 31, 2023) for those with more than 10 grams of added sugar per 100 ml; and

•From January 1, 2025 to December 30, 2025, a tax of $38 Colombian pesos (approximately Ps. 0.17 as of December 31, 2023) for beverages that contain between 5 grams and 9 grams of sugar added per 100ml and a tax of $65 Colombian pesos (approximately Ps. 0.29 as of December 31, 2023)for those with more than 9 grams of added sugar per 100 ml.

Introduction of a new tax on single-use plastics, with a rate of 0,00005 of Tax Value Unit (“UVT”) per gram of plastic. One UVT is equivalent to $42,412 Colombian pesos. Products from the family basket are excluded from this new tax, which can also be avoided with a circular economy certification to be issued in case recycled resin is incorporated into the packaging. In 2023, a legal resolution was issued by Colombian Supreme Court (Resolution C-526/23) requiring that the person responsible for the payment of such tax is the producer of single-use plastics.

Increase of the income tax rate of January 1, 2023, from 20.0% to 35.0% over taxable income obtained within Colombia by free trade zones. This change can be effective on January 1, 2025 if a free trade zone company can demonstrate a 60% income increase in 2022 in comparison with the 2019 fiscal year. However, the Colombian Supreme Court ruled that this law shall not be applicable to the entities that have obtained its approval to be considered as a free trade zone company prior to December 13, 2022. The free trade zone Colombian subsidiary obtained its approval prior to such date.

Elimination of the possibility of taking as a tax discount the municipality sales taxes against income taxes.

Increase of the occasional income tax rate from 10% to 15% applicable on sales of fixed assets; and introduction of a stamp tax rate between 0% and 3%, over the sales price of real estate and other assets.

Introduction of a minimum income tax rate of 15.0%, which must be calculated considering an adjusted financial profit or “adjusted income”. The qualified entities are required to calculate such minimum income tax and if such calculation results in a tax rate higher than 15%, such entity shall pay only the regular income tax rate and if the result is lower than 15%, such entity shall pay an additional tax to reach the 15% rate.

Costa Rica
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

Uruguay
On December 31, 2021, the Uruguayan government issued an executive decree that increased the excise tax for energy drinks from 19.0% to 22.0%. This increase was effective on January 1, 2022.
Note 25. Other Liabilities, Provisions and Commitments
25.1 Other current liabilities

	2023	2022
Short-term employee benefits	Ps. 6,567	Ps. 5,890
Accrued expenses	6,288	5,627
Other	734	333
Total	Ps. 13,589	Ps. 11,850
25.2 Other current financial liabilities

	2023	2022
Sundry creditors	Ps. 1,150	Ps. 754
Derivative financial instruments (See Note 20)	680	459
Dividends payable	209	223
Total	Ps. 2,039	Ps. 1,436
25.3 Other non-current liabilities

	2023	2022
Taxes payable	Ps. 38	Ps. 38
Debt with former shareholders	1,578	1,575
Other	825	440
Total	Ps. 2,441	Ps. 2,053

25.4 Other non-current financial liabilities

	2023	2022
Derivative financial instruments (See Note 20)	Ps. 4,668	Ps. 3,168
Success fee to pay	460	435
Security deposits	184	185
Other	152	75
Total	Ps. 5,464	Ps. 3,863
25.5 Provisions
The Company has various loss contingencies and has recognized provisions for legal proceedings it believes an unfavorable resolution is probable and the amount can be reasonably estimated. The following table presents the nature and amount of the provisions as of December 31, 2023 and 2022:

	2023	2022
Taxes	Ps. 1,348	Ps. 1,823
Labor	1,308	1,385
Legal	614	679
Total (1)	Ps. 3,270	Ps. 3,887
(1) In Brazil, the Company is required to guarantee tax, legal and labor contingencies with guarantee deposits. See Note 13.

25.6 Changes in the balance of provisions
25.6.1 Taxes

	2023	2022	2021
Balance at beginning of the period	Ps. 1,823	Ps. 2,066	Ps. 2,540
Penalties and other charges (See Note 19)	228	109	30
New contingencies (See Note 19)	4	306	148
Cancellation and adjustments (See Note 19)	(447)	(177)	(59)
Payments	(155)	(473)	(236)
Other effects	—	—	(263)
Effect of foreign currency exchange rates	(105)	(8)	(94)
Balance at end of the period	Ps. 1,348	Ps. 1,823	Ps. 2,066

25.6.2 Labor

	2023	2022	2021
Balance at beginning of the period	Ps. 1,385	Ps. 1,472	Ps. 1,681
Penalties and other charges (See Note 19)	64	80	303
New contingencies (See Note 19)	843	516	363
Cancellation and expiration (See Note 19)	(523)	(385)	(445)
Contingencies added in business combinations	—	65	—
Payments	(308)	(301)	(358)
Effects of foreign currency exchange rates	(153)	(62)	(72)
Balance at end of the period	Ps. 1,308	Ps. 1,385	Ps. 1,472

25.6.3 Legal

	2023	2022	2021
Balance at beginning of the period	Ps. 679	Ps. 612	Ps. 879
Penalties and other charges (See Note 19)	50	57	68
New contingencies (See Note 19)	117	75	26
Cancellation and expiration (See Note 19)	(109)	(79)	(241)
Contingencies added in business combinations	—	149	—
Payments	(68)	(110)	(97)
Effect of foreign currency exchange rates	(55)	(25)	(23)
Balance at end of the period	Ps. 614	Ps. 679	Ps. 612
While provision for these claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.
25.7 Unsettled lawsuits
The Company has entered into several proceedings with its labor unions, tax authorities and other parties. These proceedings have arisen in the ordinary course of business and are common to the industry in which the Company operates. Such contingencies were assessed by the Company as less than probable but more than remote, and the estimated amount including uncertain tax position as of December 31, 2023 of these lawsuits is Ps. 134,254, however, the Company believes that the ultimate resolution of such proceedings will not have a material effect on its consolidated financial position or result of operations.
The Company has tax disputes, most of which are related to its Brazilian operations, with loss expectations assessed by management and supported by the analysis of legal counsel considered as possible. The main possible tax contingencies of Brazilian operations amount to approximately Ps. 66,710. This refers to various tax disputes related primarily to: (i) Ps. 10,166 of credits for ICMS (“VAT”); (ii) Ps. 38,150 related to tax credits of “IPI” (Tax on Industrial Products by its Portuguese acronym) over raw materials acquired from Free Trade Zone Manaus; (iii) Claims of Ps. 5,188 related to compensation of federal taxes not approved by the Tax authorities; (iv) Ps. 9,949 relating to questions about the amortization of goodwill generated in acquisitions operations; (v) Ps. 2,668 relating to liability over the operations of a third party, former distributor, in the period from 2001 to 2003; and (vi) Ps. 589 related to the exclusion of ICMS (“VAT”) from the PIS/COFINS taxable basis. The Company is defending its position in these matters and final decision is pending in court.
After conducting a thorough analysis, during 2021 the Company decided to reverse its temporary decision to suspend tax credits on concentrate purchased from the Manaus Free Trade Zone in Brazil. As a result, during 2021 the Company recognized an extraordinary benefit of Ps. 1,083 million in the cost of goods sold equivalent to the accumulated credit suspended since 2019 and until the first quarter of 2021. This decision was supported by opinions from external advisors.
In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where these subsidiaries operate. The Company does not expect any material liability to arise from these contingencies.
25.8 Collateralized contingencies
As is customary in Brazil, the Company has been required by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 13,692, Ps. 13,728 and Ps. 10,721 as of December 31, 2023, 2022 and 2021, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies. Also as disclosed in Note 8.2 there is some restricted cash in Brazil that relates to short term deposits in order to fulfill the collateral requirements for accounts payable.
25.9 Commitments
The Company has signed commitments for the purchase of property, plant and equipment of Ps. 3,394 and Ps. 2,588 as December 31, 2023 and 2022, respectively.
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

The Company determined that the quantitative and qualitative aspects of the aggregated operating segments are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to:(i) similarities of customer base, products, production processes and distribution processes and (ii) historical and projected financial and operating statistics, historically and according to the Company´s estimates the financial trends of the countries aggregated into an operating segment have behaved in similar ways and are expected to continue to do so.

Inter-segment revenues are not material and are eliminated upon consolidation. Each operating segment reported reflects figures net of intersegment revenues.

Segment disclosure for the Company’s consolidated operations is as follows:

2023	Mexico and Central America (1)	South America (2)	Consolidated
Total revenues	Ps. 149,362	Ps. 95,726	Ps. 245,088
Intercompany revenue	8,427	26	8,453
External Revenues	Ps. 140,935	Ps. 95,700	Ps. 236,635
Gross profit	71,665	39,195	110,860
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method	18,152	10,640	28,792
Depreciation and amortization	6,788	3,743	10,531
Non-cash items other than depreciation and amortization	864	843	1,707
Equity in earnings (loss) of associated companies and joint ventures	206	9	215
Total assets	168,011	105,509	273,520
Investments in associate companies and joint ventures	7,963	1,283	9,246
Total liabilities	104,898	34,917	139,815
Capital expenditures, net (3)	13,415	7,981	21,396

2022	Mexico and Central America (1)	South America (2)	Consolidated
Total revenues	Ps. 131,002	Ps. 95,738	Ps. 226,740
Intercompany revenue	6,487	2	6,489
External Revenues	Ps. 124,515	Ps. 95,736	Ps. 220,251
Gross profit	62,035	38,265	100,300
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method	15,797	9,990	25,787
Depreciation and amortization	6,424	4,001	10,425
Non-cash items other than depreciation and amortization	957	781	1,738
Equity in earnings (loss) of associated companies and joint ventures	417	(31)	386
Total assets	172,711	105,284	277,995
Investments in associate companies and joint ventures	6,925	1,527	8,452
Total liabilities	113,554	32,565	146,119
Capital expenditures, net (3)	11,759	7,906	19,665

2021	Mexico and Central America (1)	South America (2)	Consolidated
Total revenues	Ps. 115,794	Ps. 79,010	Ps. 194,804
Intercompany revenue	5,415	13	5,428
External Revenues	Ps. 110,379	Ps. 78,997	Ps. 189,376
Gross profit	57,366	31,232	88,598
Income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method	15,792	7,060	22,852
Depreciation and amortization	5,988	3,846	9,834
Non-cash items other than depreciation and amortization	1,052	561	1,613
Equity in earnings (loss) of associated companies and joint ventures	141	(53)	88
Total assets	170,543	101,024	271,567
Investments in associate companies and joint ventures	5,991	1,503	7,494
Total liabilities	115,738	28,257	143,995
Capital expenditures, net (3)	9,800	4,064	13,865
(1) Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 122,615, Ps. 106,911 and Ps. 94,762 during the years ended December 31, 2023, 2022 and 2021, respectively. Domestic (Mexico only) total assets were Ps. 146,253, Ps. 152,236 and Ps. 149,421 as of December 31, 2023, 2022 and 2021, respectively. Domestic (Mexico only) total liabilities were Ps. 98,652, Ps. 108,073 and Ps. 109,945 as of December 31, 2023, 2022 and 2021, respectively.
(2) South America includes Brazil, Argentina, Colombia and Uruguay. South America revenues include Brazilian revenues of Ps. 66,963, Ps. 63,944 and Ps. 53,051 during the years ended December 31, 2023, 2022 and 2021, respectively. Brazilian total assets were Ps. 77,513, Ps. 77,026 and Ps. 74,163 as of December 31, 2023, 2022 and 2021, respectively. Brazilian total liabilities were Ps. 26,571, Ps. 24,003 and Ps. 20,440 as of December 31, 2023, 2022 and 2021, respectively. South America revenues also include Colombian revenues of Ps. 17,680 Ps. 16,799 and Ps. 14,180 during the years ended December 31, 2023, 2022 and 2021, respectively. Colombian total assets were Ps. 17,753, Ps. 14,607 and Ps. 15,132 as of December 31, 2023, 2022 and 2021, respectively. Colombian total liabilities were Ps. 5,337, Ps. 3,902 and Ps. 3,395 as of December 31, 2023, 2022 and 2021, respectively. South America revenues also include Argentine revenues of Ps. 6,668, Ps. 10,917 and Ps. 8,408 during the years ended December 31, 2023, 2022 and 2021, respectively. Argentine total assets were Ps. 4,304, Ps. 7,344 and Ps. 6,087 as of December 31, 2023, 2022 and 2021, respectively. Argentine total liabilities were Ps. 1,456, Ps. 2,378 and Ps. 2,013 as of December 31, 2023, 2022 and 2021, respectively. South America revenues also include Uruguay revenues of Ps. 4,415, Ps. 4,078 and Ps. 3,371 during the years ended on December 31, 2023, 2022 and 2021, respectively. Uruguay total assets were Ps. 5,939, Ps. 6,307 and Ps. 5,642 as of December 31, 2023, 2022 and 2021, respectively. Uruguay total liabilities were Ps. 1,553, Ps. 2,282 and Ps. 2,409, as of December 31, 2023, 2022 and 2021, respectively.
(3) Includes disposals of property, plant and equipment, intangible assets and other long-lived assets of 2023 is Ps. 93, 2022 Ps. 250 and 2021 Ps. 57

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

The amendments are applied retrospectively for annual periods beginning on or after January 1, 2024. Early adoption is permitted.

Since the Company has not entered into any sale and leaseback transactions in which it acts as lessee, as of the date of issuance of the consolidated financial statements, no impacts are expected to arise from the entry into force of these amendments.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.
The amendments will be effective for annual reporting periods beginning on or after January 1, 2024. Early adoption is permitted, but will need to be disclosed.
The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

Note 28. Subsequent Events

The Company has evaluated the existence of subsequent events and determined that there have not been events that requires a disclosure in this consolidated financial statements.